Form 20-F
period 2019-12-31
Sibanye Stillwater Ltd
filed 2020-04-28
CIK 1786909

As filed with the Securities and Exchange Commission on 28 April 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒            ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2019

or

☐           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 333-234096

Sibanye Stillwater Limited

(Exact name of registrant as specified in its charter)

Republic of South Africa
(Jurisdiction of incorporation or organization)

Constantia Office Park
Bridgeview House, Building 11, Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park, 1709
South Africa
011-27-11-278-9600
(Address of principal executive offices)

With copies to:
Charl Keyter
Chief Financial Officer
Sibanye Stillwater Limited
Tel: 011-27-11-278-9700
Fax: 011-27-11-278-9863
Constantia Office Park
Bridgeview House, Building 11, Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park, 1709
South Africa
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
and
Thomas B. Shropshire, Jr.
Linklaters LLP
Tel: 011-44-20-7456-3223
Fax: 011-44-20-7456-2222
One Silk Street
London EC2Y 8HQ
United Kingdom

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of Each Class American Depositary Shares, each representing four ordinary shares Ordinary shares of no par value each	Trading Symbol(s) SBSW	Name of Each Exchange on Which Registered New York Stock Exchange New York Stock Exchange*

*Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

2,670,029,252 ordinary shares of no par value each

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes  ☒  No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐ No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☒  No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company”  in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17  ☐  Item 18  ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes  ☐  No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   Yes  ☐  No  ☐

FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F Caption	Location in this document	Page
1	Identity of directors, senior management and advisers	NA	NA
2	Offer statistics and expected timetable	NA	NA
3	Key information
	(a) Selected financial data	Annual Financial Report—Overview—Five-year financial performance	267-270
	(b) Capitalisation and indebtedness	NA	NA
	(c) Reasons for the offer and use of proceeds	NA	NA
	(d) Risk factors	Further Information—Risk factors	390-415
4	Information on the Company
	(a) History and development of the Company	Integrated Annual Report—Setting the scene—About this report	14
		Further Information—Additional information—Memorandum of incorporation	492-496
		Annual Financial Report—Ancillary information—Administration and corporate information	389
		Integrated Annual Report—Leadership—Leadership point of view—Joint Chairman’s and CEO’s review	79-82
		Integrated Annual Report—Leadership—Chief Financial Officer’s report	83-94
		Integrated Annual Report—What drives us—How we create value–Our business model	69-73
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Liquidity and capital resources	286-288
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance—Recent acquisitions	275-276
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 14: Acquisitions	342-346
		Integrated Annual Report—Delivering on our strategy and outlook—Delivering value from our operations and projects—Future focus–2020 operational outlook	162
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance—Capital expenditure	275
		Presentation of Financial and Other Information—The Lonmin acquisition	8
		Further Information—Additional information—Material contracts—Lonmin acquisitions	498
		Annual Financial Report—Ancillary information—Shareholder information	386-388
		Further Information—Additional information—Documents on display	503
	(b) Business overview	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Introduction	271-272
		Integrated Annual Report—Setting the scene—Corporate profile	15-17
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance	272-276

Sibanye-Stillwater Form 20-F 2019	1

FORM 20-F CROSS REFERENCE GUIDE continued

Item	Form 20-F Caption	Location in this document	Page
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Revenue	277
		Integrated Annual Report—Leadership—Leadership point of view—Joint Chairman’s and CEO’s review	79-82
		Further Information—Environmental and regulatory matters	480-489
		Integrated Annual Report—Leadership—Chief Financial Officer’s report	83-94
		Integrated Annual Report—Setting the scene—History–Our value creation journey	25
		Integrated Annual Report—Setting the scene—How we performed–A summary	26-27
		Further information—Mineral reserves of Sibanye-Stillwater as of 31 December 2019	464-473
		Further information—Additional information—Refining and marketing	503-504
		Integrated Annual Report—What drives us—Delivering on our strategy	27-33
		Integrated Annual Report—What drives us—How we create value–Our business model	68-72
		Integrated Annual Report—Delivering on our strategy and outlook—Social upliftment and community development	219-230
		Integrated Annual Report—Leadership—Corporate governance—Governance and responsible, ethical leadership	97-99
	(c) Organisational structure	Integrated Annual Report—Setting the scene—Corporate profile	15-17
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 1.3: Consolidation	317-318
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 1.2: Basis of preparation	313-316
	(d) Property, plant and equipment	Integrated Annual Report—Delivering on our strategy and outlook—Minimising the environmental impact	231-253
		Further Information—Information on the company—Sibanye-Stillwater’s mining operations	416-463
		Further Information—Mineral reserves of Sibanye-Stillwater as of 31 December 2019	464-473
		Further Information—Environmental and regulatory matters	480-489
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 12: Property, plant and equipment	337-341
4A	Unresolved staff comments	NA	NA
5	Operating and financial review and prospects
	(a) Operating results	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements	271-291
		Annual Financial Report—Consolidated financial statements—Consolidated income statement	309
		Annual Financial Report—Consolidated financial statements—Consolidated statement of financial position	310
		Annual Financial Report—Consolidated financial statements—Consolidated statement of cash flows	312
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 26: Borrowings and derivative financial instrument	359-368

Sibanye-Stillwater Form 20-F 2019	2

FORM 20-F CROSS REFERENCE GUIDE continued

Item	Form 20-F Caption	Location in this document	Page
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 34: Financial instruments and risk management	374-380
		Integrated Annual Report—Leadership—Chief Financial Officer’s report	83-94
		Further Information—Environmental and regulatory matters	480-489
	(b) Liquidity and capital resources	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Liquidity and capital resources	286-288
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Statement of financial position	288-290
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 26: Borrowings and derivative financial instrument	359-368
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 35: Commitments	380
	(c) Research and development, patents and licences, etc.	NA	NA
	(d) Trend information	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance	272-276
	(e) Off-balance sheet arrangements	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Off balance sheet arrangements and contractual commitments	291
	(f) Tabular disclosure of contractual obligations	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 26: Borrowings and derivative financial instrument	359-368
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 35: Commitments	380
	(g) Safe harbour	Forward-Looking Statements	10-11
6	Directors, senior management and employees
	(a) Directors and senior management	Integrated Annual Report—Leadership—Corporate governance—Our board, governance structures and processes	104-105
		Integrated Annual Report—Leadership—Corporate governance—Board committees	111-117
		Further Information—Directors and executive management	474-479
		Integrated Annual Report—Setting the scene—Our leadership	20-24
		Annual Financial Report—Accountability—Directors’ report—Directorate	300
	(b) Compensation	Integrated Annual Report—Leadership—Remuneration report	118-152
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 37: Related-party transactions	381-383
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 6: Share-based payments	326-330
	(c) Board practices	Integrated Annual Report—Setting the scene—Our leadership	20-24
		Integrated Annual Report—Leadership—Remuneration report	118-152
		Integrated Annual Report—Leadership—Corporate governance—Board committees	111-117
	(d) Employees	Integrated Annual Report—Delivering on our strategy and outlook—Empowering our workforce—Employment	172-175

Sibanye-Stillwater Form 20-F 2019	3

FORM 20-F CROSS REFERENCE GUIDE continued

Item	Form 20-F Caption	Location in this document	Page
	(e) Share ownership	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 37: Related-party transactions	381-383
		Further Information—Additional information—Memorandum of incorporation—Voting rights	492
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 6: Share-based payments	326-330
		Integrated Annual Report—Delivering on our strategy and outlook—Empowering our workforce—Employee share ownership programme	187-188
7	Major Shareholders and Related Party Transactions
	(a) Major shareholders	Annual Financial Report—Ancillary information—Shareholder information	386-388
		Further Information—Additional information—US holders	500
		Further Information—Additional information—Memorandum of incorporation—Voting rights	492
	(b) Related party transactions	Annual Financial Report—Accountability—Directors’ report—Directors’ and officers’ disclosure of interests in contracts	300
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 37: Related-party transactions	381-383
		Further information—Additional information—Refining and marketing	503-504
	(c) Interests of experts and counsel	NA	NA
8	Financial information
	(a) Consolidated statements and other financial information	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements	271-291
		Annual Financial Report—Consolidated financial statements	309-312
		Annual Financial Report—Directors’ report—Litigation	301-302
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements	313-385
		Annual Financial Report—Accountability—Report of independent registered public accounting firm	303-308
		Annual Financial Report—Accountability—Directors’ report—Financial affairs—Dividends	297
		Further Information—Financial information—Dividend policy and dividend distributions	490
	(b) Significant changes	Further Information—Additional information—Recent developments	496-497
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 38: Events after reporting date	383-385
9	The Offer and listing
	(a) Listing details	Further Information—The listing	491
	(b) Plan of distribution	NA	NA
	(c) Markets	Further Information—The listing	491
	(d) Selling shareholders	NA	NA
	(e) Dilution	NA	NA
	(f) Expenses of the issue	NA	NA
10	Additional information
	(a) Share capital	NA	NA
	(b) Memorandum and articles of association	Further Information—Additional information—Memorandum of incorporation	492-496

Sibanye-Stillwater Form 20-F 2019	4

FORM 20-F CROSS REFERENCE GUIDE continued

Item	Form 20-F Caption	Location in this document	Page
	(c) Material contracts	Further Information—Additional information—Material contracts	497-499
	(d) Exchange controls	Further Information—Additional information—South African exchange control limitations affecting security holders	500
		Further Information—Environmental and regulatory matters—Exchange controls	489
	(e) Taxation	Further Information—Additional information—Taxation	500-503
	(f) Dividends and paying agents	NA	NA
	(g) Statement by experts	NA	NA
	(h) Documents on display	Further Information—Additional information—Documents on display	503
	(i) Subsidiary information	NA	NA
11	Quantitative and qualitative disclosures about market risk	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 34.2: Risk management activities	376-380
12	Description of securities other than equity securities
	(a) Debt securities	NA	NA
	(b) Warrants and rights	NA	NA
	(c) Other securities	NA	NA
	(d) American depositary shares	Further Information—Additional information—Material contracts—Deposit agreement	499-500
13	Defaults, dividend arrearages and delinquencies	NA	NA
14	Material modifications to the rights of security holders and use of proceeds	NA	NA
15	Controls and procedures	Further Information—Controls and procedures	505-506
		Annual Financial Report—Accountability—Report of independent registered public accounting firm	303-308
16A	Audit Committee financial expert	Integrated Annual Report—Leadership—Corporate governance—Board committees—Audit Committee	111-112
		Further Information—Directors and executive management	475
16B	Code of ethics	Integrated Annual Report—Leadership—Corporate governance—Ethics in action	99
16C	Principal accountant fees and services	Annual Financial Report—Accountability—Report of the Audit Committee	293-296
16D	Exemptions from the listing standards for audit committees	NA	NA
16E	Purchase of equity securities by the issuer and affiliated purchasers	None
16F	Change in registrant’s certifying accountant	NA	NA
16G	Corporate governance	Further Information—Additional information—JSE corporate governance practices compared with NYSE Listing Standards	504
16H	Mine safety disclosure	Further Information—Environmental and regulatory matters—Mine safety disclosure	483
17	Financial statements	NA	NA
18	Financial statements	Annual Financial Report—Accountability—Report of independent registered public accounting firm	303-308
		Annual Financial Report—Consolidated financial statements—Consolidated income statement	309
		Annual Financial Report—Consolidated financial statements—Consolidated statement of other comprehensive income	309
		Annual Financial Report—Consolidated financial statements—Consolidated statement of financial position	310

Sibanye-Stillwater Form 20-F 2019	5

FORM 20-F CROSS REFERENCE GUIDE continued

Item	Form 20-F Caption	Location in this document	Page
		Annual Financial Report—Consolidated financial statements—Consolidated statement of changes in equity	311
		Annual Financial Report—Consolidated financial statements—Consolidated statement of cash flows	312
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements	313-385
19	Exhibits	Exhibits	507-508

Sibanye-Stillwater Form 20-F 2019	6

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Reorganisation

On 24 February 2020, Sibanye Stillwater Limited and Sibanye Gold Limited implemented a scheme of arrangement in terms of section 114 of the South African Companies Act, 2008, which resulted in, among other things, Sibanye Gold Limited’s operations being reorganised under Sibanye Stillwater Limited, which became the parent company of the group (the Reorganisation). See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 38.1 Sibanye Gold Limited scheme of arrangement. The historical financial statements included in this report are those of Sibanye Gold Limited. See —Historical consolidated financial statements. Accordingly, in this annual report, references to “Sibanye-Stillwater” shall include Sibanye Gold Limited and its subsidiaries prior to the implementation of the Reorganisation and, Sibanye Stillwater Limited and its subsidiaries, subsequent to the implementation of the Reorganisation, as the context requires.

Historical consolidated financial statements

Sibanye-Stillwater is a South African domiciled global, precious metals mining company, which produces a mix of metals that includes gold and the platinum group metals (PGMs). Sibanye-Stillwater owns and operates a portfolio of high-quality operations and projects, which are grouped into two regions: the southern Africa region and the United States region. See Annual Financial Report—Overview—Management’s discussion and analysis of financial statements—Introduction.

Accordingly, the books of account of Sibanye-Stillwater are maintained in South African Rand and the Group’s annual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, as prescribed by law. These financial statements are distributed to shareholders and are submitted to the Johannesburg Stock Exchange (JSE) and the New York Stock Exchange (NYSE).

The historical consolidated financial statements in this report as at and for the fiscal years ended 31 December 2019, 2018 and 2017 are those of Sibanye Gold Limited (the Consolidated Financial Statements). Sibanye Gold Limited is the predecessor of Sibanye-Stillwater for consolidated financial reporting purposes. For future financial reporting periods Sibanye-Stillwater's consolidated comparative information will be presented as if the Reorganisation had occurred before the start of the earliest period presented. For more information related to the accounting treatment of the scheme of arrangement see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 38.1 Sibanye Gold Limited scheme of arrangement. The Consolidated Financial Statements have been prepared using the historical results of operations, assets and liabilities attributable to Sibanye Gold Limited and all of its subsidiaries. The Consolidated Financial Statements have been prepared under the historical cost convention, except for financial assets and financial liabilities (including derivative financial instruments), which are measured at fair value through profit or loss or through the mark to market reserve in equity.

Non-IFRS measures

The financial information in this annual report includes certain measures that are not defined by IFRS, including “operating costs”, “adjusted earnings before interest, tax, depreciation and amortisation” (adjusted EBITDA), “All-in costs”, “All-in sustaining costs”, “All-in sustaining cost margin”, “All-in cost margin”, “net debt”, “adjusted free cash flow”, “normalised earnings”, “headline earnings”, and “headline earnings per share” (each as defined below or in Annual Financial Report—Overview—Five-year financial performance). These measures are not measures of financial performance or cash flows under IFRS and may not be comparable to similarly titled measures of other companies. These measures have been included for the reasons described below or in Annual Financial Report—Overview—Five-year financial performance and should not be considered by investors as alternatives to costs of sales, net operating profit, profit before taxation, cash from operating activities or any other measure of financial performance presented in accordance with IFRS.

Operating costs is defined as the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold or PGM produced in the same period. See Annual Financial Report—Overview—Five-year financial performance—Group operating statistics—Footnote 2.

Sibanye-Stillwater reports adjusted EBITDA based on the formula included in the facility agreements for compliance with the debt covenant formula. See Annual Financial Report—Overview—Five-year financial performance—Group operating statistics—Footnote 3 for more information and Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 26.9: Capital management for a reconciliation of (loss)/profit before royalties, carbon tax and tax to adjusted EBITDA. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue. See Annual Financial Report—Overview—Five-year financial performance—Group operating statistics—Footnote 4.

All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure growth. See Annual Financial Report—Overview—Five-year financial performance—Group operating statistics—Footnote 5 for more information and Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—2019 financial performance compared with 2018—Cost of sales—All-in costs for a reconciliation of cost of sales, before amortisation and depreciation to All-in costs. All-in sustaining cost margin is defined as revenue minus All-in sustaining costs divided by revenue. All-in cost margin is defined as revenue minus All-in costs divided by revenue. See Annual Financial Report—Overview—Five-year financial performance—Group operating statistics—Footnote 6.

Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater, and, therefore exclude the Burnstone Debt and include the derivative financial instrument. Net debt excludes cash of Burnstone. See Annual Financial Report—Overview—Five-year financial performance—Group financial statistics—Footnote 4 and Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 26.9: Capital management.

Adjusted free cash flow is defined as cash flows from operating activities before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment. Management considers adjusted free cash flow to be an indicator of cash available for

Sibanye-Stillwater Form 20-F 2019	7

PRESENTATION OF FINANCIAL AND OTHER INFORMATION continued

repaying debt, other investing activities, and paying dividends. See Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Liquidity and capital resources—Cash flow analysis for a reconciliation of net cash from operating activities to adjusted free cash flow.

Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 11: Dividends.

Headline earnings is a requirement of the JSE Limited. Headline earnings as defined in Circular 1/2019 issued by SAICA, separates from earnings all separately identifiable remeasurements. A remeasurement is an amount recognised in profit or loss relating to any change (whether realised or unrealised) in the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 10: Earnings per share. Headline earnings per share is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the weighted average number of ordinary shares in issue during the year. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 10: Earnings per share.

Conversion rates

Certain information in this annual report presented in Rand has been translated into US dollars. Unless otherwise stated, the conversion rate for these translations is R14.00/US$1.00, which was the closing rate on 31 December 2019. By including the US dollar equivalents, Sibanye-Stillwater is not representing that the Rand amounts actually represent the US dollar amounts shown or that these amounts could be converted into US dollars at the rates indicated.

The Lonmin acquisition

On 14 December 2017, the boards of Sibanye-Stillwater and Lonmin Plc. (Lonmin or Marikana operations) announced that they had reached agreement on the terms of a recommended all-share offer pursuant to which Sibanye-Stillwater, and/or a wholly-owned subsidiary of Sibanye-Stillwater, would acquire the entire issued and to be issued ordinary share capital of Lonmin, which is a major mine-to-market producer of PGMs with core operations in South Africa (the Lonmin Acquisition). The Lonmin Acquisition was effected by means of a scheme of arrangement between Lonmin and Lonmin’s shareholders under Part 26 of the UK Companies Act which was sanctioned by the High Court of Justice in England & Wales on 7 June 2019 and became effective on that date, with the new Sibanye-Stillwater Shares being admitted to trading on the JSE on 10 June 2019. Under the terms of the Lonmin Acquisition, each Lonmin shareholder received one new Sibanye-Stillwater share for each Lonmin ordinary share that they held.

DRDGOLD Limited option

In July 2018, Sibanye-Stillwater acquired a 38.05% equity interest in DRDGOLD Limited (DRDGOLD), with a 24-month option to acquire an additional 12.05% in DRDGOLD, in exchange for selected gold surface processing assets and tailing storage facilities. On 8 January 2020, Sibanye-Stillwater exercised its option to increase its shareholding in DRDGOLD to 50.1% in exchange for cash consideration. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 38.2: DRDGOLD increase in shareholding.

Market information

This annual report includes industry data about Sibanye-Stillwater’s markets obtained from industry surveys, industry publications, market research and other publicly available third-party information. Industry surveys and industry publications generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Sibanye-Stillwater and its advisers have not independently verified this data.

In addition, in many cases statements in this annual report regarding the gold and PGM mining industry, and Sibanye-Stillwater’s position in these industries have been made based on internal surveys, industry forecasts, market research, as well as Sibanye-Stillwater’s own experiences. While these statements are believed by Sibanye-Stillwater to be reliable, they have not been independently verified.

Websites

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this annual report.

Sibanye-Stillwater Form 20-F 2019	8

DEFINED TERMS AND CONVENTIONS

In this annual report, all references to “we”, “us” and “our” refer to the Sibanye-Stillwater and the Sibanye-Stillwater Group, as applicable.

In this annual report, all references to “fiscal 2020” and “2020” are to the fiscal year ending 31 December 2020, all references to “fiscal 2019” and “2019” are to the audited fiscal year ended 31 December 2019, all references to “fiscal 2018” and “2018” are to the audited fiscal year ended 31 December 2018, and all references to “fiscal 2017” and “2017” are to the audited fiscal year ended 31 December 2017.

In this annual report, all references to “South Africa” are to the Republic of South Africa, all references to the “United States” and “US” are to the United States of America, its territories and possessions and any state of the United States and the District of Columbia, all references to the “United Kingdom” and “UK” are to the United Kingdom of Great Britain and Northern Ireland, all references to “Zimbabwe” are to the Republic of Zimbabwe, all references to “Canada” are to the Dominion of Canada and all references to “Argentina” are to the Republic of Argentina.

In this annual report, all references to the “DMRE” are references to the South African Department of Mineral Resources and Energy, the government body responsible for regulating the mining industry in South Africa.

In this annual report, gold and PGM production figures are provided in kilograms, which are referred to as “kg”, or in troy ounces, which are referred as “ounces” or “oz”, or in kilo troy ounces, which are referred to as “kilo ounces” or “koz”. Ore grades are provided in grams per metric ton, which are referred to as “grams per ton” or “g/t”. All references to “tons”, “tonnes” or “t” in this annual report are to metric tons, and all references to “tpm” are to tons per month and “ktpm” are to thousand tons per month.

In this annual report, all references to “km” are to kilometers, “km2” are to square kilometers, “m” are to meters, and “cm” are to centimeters. All references to “ha” are to hectares.

In this annual report, all references to “W” are to watts, which is a unit of power used to quantify the rate of energy and is defined as 1 joule per second, and all references to “kW” are to kilowatts, which is a measure of one thousand watts of power.

In this annual report, “R”, “Rand” and “rand” refer to the South African Rand and “Rand cents” and “SA cents” refers to subunits of the South African Rand, “$”, “US$”, “US dollars” and “dollars” refer to United States dollars and “US cents” refers to subunits of the US dollar, “£”, “GBP” and “pounds sterling” refer to British pounds and “pence” refers to the subunits of the British pound, and “CAD$” refers to Canadian dollars.

This annual report contains references to the “total recordable injury frequency rate” (TRIFR). TRIFR includes the total number of fatalities, lost time injuries, medically treated injuries and restricted work injuries per million man hours.

Sibanye-Stillwater Form 20-F 2019	9

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934 (the Exchange Act) with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, the potential benefits of past and future acquisitions (including statements regarding growth, cost savings, benefits from and access to international financing and financial re-ratings), PGM pricing expectations, levels of output, supply and demand, information relating to Sibanye-Stillwater’s underground Blitz PGM project adjacent to the east of the existing Stillwater Operation designed to explore, define and extract the PGM resource along the far eastern extent of the J-M Reef (the Blitz Project), and estimations or expectations of enterprise value, adjusted EBITDA and net asset values wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

●	changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute;
●	economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere;
●	the ability of Sibanye-Stillwater to comply with requirements that it operates in ways that provide progressive benefits to affected communities;
●	the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance;
●	the occurrence of hazards associated with underground and surface mining;
●	the further downgrade of South Africa’s credit rating;
●	a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation;
●	Sibanye-Stillwater’s ability to implement its strategy and any changes thereto;
●	plans and objectives of management for future operations;
●	the success of Sibanye-Stillwater’s business strategy, exploration and development activities;
●	Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and its ability to reduce debt leverage;
●	changes in the market price of gold and PGMs;
●	fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies;
●	the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing;
●	Sibanye-Stillwater’s ability to service its bond instruments (including high yield bonds and convertible bonds);
●	the occurrence of labour disruptions and industrial actions;
●	changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves;
●	power disruption, constraints and cost increases;
●	Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans (HDSAs) in its management positions;
●	the failure of a tailings storage facility;
●	the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations;
●	the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions;
●	supply chain shortages and increases in the price of production inputs;
●	the regional concentration of Sibanye-Stillwater’s operations;
●	social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations;
●	the adequacy of Sibanye-Stillwater’s insurance coverage;
●	failure of Sibanye-Stillwater’s information technology and communications systems;
●	the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues;
●	the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity;
●	the identification of a material weakness in disclosure and internal controls over financial reporting;
●	the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries;
●	the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility;
●	operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience;
●	Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing;

Sibanye-Stillwater Form 20-F 2019	10

FORWARD LOOKING STATEMENTS continued

●	the availability, terms and deployment of capital or credit; and
●	the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19).

The foregoing factors and others described under “Risk Factors” should not be construed as exhaustive. There are other factors that may cause our actual results to differ materially from the forward-looking statements. Moreover, new risk factors emerge from time to time and it is not possible for us to predict all such risk factors. We cannot assess the impact of all risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.

We undertake no obligation and do not intend to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as may be required by law.

Sibanye-Stillwater Form 20-F 2019	11

CONTENTS

13	INTEGRATED ANNUAL REPORT
266	ANNUAL FINANCIAL REPORT
FURTHER INFORMATION
390	Risk factors
416	Information on the company
464	Reserves of Sibanye-Stillwater as of 31 December 2019
474	Directors and executive management
480	Environmental and regulatory matters
490	Financial information
491	The listing
492	Additional information
505	Controls and procedures
507	EXHIBITS
509	SIGNATURES

Sibanye-Stillwater Form 20-F 2019	12

INTEGRATED ANNUAL REPORT

Contents
setting the scene
14	About this report
15	Corporate profile
20	Our leadership
25	History – our value creation journey
26	How we performed – a summary
what drives us
28	Delivering on our strategy
34	Our external business and operating environment
41	Engaging with stakeholders
51	Pursuing opportunities and managing risk
69	How we create value – our business model
74	Key impacts and capital trade-offs
LEADERSHIP
79	Leadership point of view
83	Chief Financial Officer’s report
95	Social, Ethics and Sustainability Committee: Chairman’s report
97	Corporate governance
118	Remuneration report

DELIVERING ON OUR STRATEGY AND OUTLOOK
153	Delivering value from our operations and projects
165	Empowering our workforce
193	Commitment towards safe production
203	Health and well-being and occupational hygiene
219	Social upliftment and community development
231	Minimising our environmental impact
254	Harnessing technology
260	Four-year statistical review

Our full set of 2019 reports, produced for the financial year from 1 January 2019 to 31 December 2019, covers Sibanye-Stillwater’s progress and achievements in delivering on our strategic objectives and commitment to creating stakeholder value.

Sibanye-Stillwater Integrated Annual Report 2019	13

ABOUT THIS REPORT

APPROACH AND PHILOSOPHY

This integrated report, our primary annual report, describes the operational, financial and sustainable development performance and activities of Sibanye Stillwater Limited (Sibanye-Stillwater, before 24 February 2020 Sibanye Gold Limited) for the 12 months from 1 January 2019 to 31 December 2019.

In this report, we provide insight into our strategy, management of our risks and opportunities, our leadership and governance structures, our business and performance, and on progress made in delivering on our strategic objectives and in creating and sharing value over the past year. We report on those matters, which after considered review, we believe to have been most material to Sibanye-Stillwater.

This integrated report complies with the International Integrated Reporting Council’s (IIRC’s) Integrated Reporting Framework, the King IV Report on Corporate Governance for South Africa, 2016 (King IV), the JSE listing requirements, and the South African Companies Act 71 of 2008, as amended (Companies Act). Our King IV disclosure report is available online.

As we do not produce a separate sustainable development report, this integrated report is also aligned with the Global Reporting Initiative (GRI) Standards, the content index for which is available at www.sibanyestillwater.com. All non-financial reporting is either included in this integrated report or is available on the website, where referenced. Similarly, we do not produce separate governance and remuneration reports. Rather this information is integrated into the content of this report.

Having recently completed the International Council on Mining and Metals (ICMM) comprehensive audits throughout our operations and been accepted as an ICMM member, every care has been taken to ensure that this year’s report complies with the ICMM’s principles. We have also taken into account the Ten Principles of the United Nations Global Compact.

In addition, we produce a Form 20-F that is filed with the United States Securities and Exchange Commission (SEC).

MATERIALITY

Material issues are those issues most material to the business and stakeholders, and which fundamentally influence stakeholders’ assessments of and decisions about our business. We identify our material issues through workshop analysis of our internal and external environments, from information contained in our Board reports, from stakeholder feedback and with the help of related international guidelines, including GRI, King IV and the IIRC’s Integrated Reporting Framework. Our material issues are reviewed by management on an ongoing basis.

AUDIENCE

The principal audiences for this report are investors and shareholders. However, we recognise that there are other stakeholders who have varied and specific information requirements which are addressed in this report. This report aims to enable all stakeholders to determine whether the material issues identified will affect the sustainability of Sibanye-Stillwater’s business and its ability to create and sustain value in the short, medium and long term.

DETAIL AND INCLUSIVITY

The comprehensive nature of this report reflects the Group’s aim to provide sufficient, material information for the various users of the report. It is also a function of the Group not producing a separate sustainable development report, and 2019 reporting including the newly-acquired Marikana operations (previously Lonmin Plc).

SCOPE AND BOUNDARY

The scope and boundary of this report considers the Group’s organisational structure (see Corporate profile) implemented to enhance and ensure delivery on our strategic operating objectives. Annual comparative data is provided where applicable. For the 2019 financial year, annual data is provided where possible by region, type of operation and at Group level. Where data for previous years has been restated, this is indicated.

Given the acquisition of Lonmin effective June 2019, renamed the Marikana operations, data for this entity is for the seven months to December 2019, unless otherwise stated.

Any material events occurring post year-end and before the date of Board approval of this report are also mentioned.

Given that our operations in southern Africa account for 83% of ounces produced, account for 97% of the workforce and the majority of the material ESG related activities occur in SA (due to the extent and nature of the operating environment in the country), the major emphasis of this report is on our activities there.

ASSURANCE

Sibanye-Stillwater’s internal audit function monitors and provides an objective assessment of internal controls, processes and systems for financial, operating, compliance and risk management, and has ensured the accuracy of the information presented.

Internal audit is a management function and is overseen by the Chief Financial Officer and the Audit Committee and the Risk Committee. These committees in turn report to the Board.

Sibanye-Stillwater Integrated Annual Report 2019	14

CORPORATE PROFILE

Sibanye-Stillwater’s diverse portfolio includes:

●	Two PGM mining operations and a PGM recycling business and metallurgical facility in the United States, and five PGM mining operations in southern Africa with associated infrastructure, plant, equipment and smelting and refining capacity
●	Four gold operations and several gold projects in South Africa
●	Several PGM projects in South Africa
●	Various copper, gold and PGM exploration properties in North and South America

SALIENT FEATURES

●	Leading global recycler and processor of spent PGM catalytic converter materials
●	World’s largest primary producer of platinum and rhodium, and the second largest producer of palladium [3]
●	Listed on the Johannesburg and New York stock exchanges
●	Top tier gold producer, ranking third globally, on a gold-equivalent basis
●	We also produce iridium, ruthenium, chrome, copper and nickel as co-products and by-products

IN 2019

		[1]	[2]
PRODUCED 2.2Moz of PGMs and 0.9Moz of gold	EMPLOYED 84,521 people	LEVERAGE REDUCED TO 1.25X net debt: adjusted EBITDA [1]	11 million fatality free shifts [2]
MARKET CAPITALISATION OF R96 billion (US$6.6 billion) [4] at 31 December 2019

1 The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. For a reconciliation see –Consolidated financial statements–Notes to the consolidated financial statements–Note 26.9: Capital management. The 1.25x includes Marikana adjusted EBITDA for 12 months as per the covenant definition

2 Achieved on 11 March 2020 at the SA gold operations

3 Statistics as per 2018

4 Exchange rate at US$/14.00

Sibanye-Stillwater Integrated Annual Report 2019	15

COrporate PROFILE continued

LOCATION OF OUR OPERATIONS

US PGM OPERATIONS Our Columbus Metallurgical Complex smelts material mined to produce PGM-rich filter cake and recycles autocatalysts to recover PGMs.

SA PGM OPERATIONS

Our processing facilities include concentrators, and following the Lonmin acquisition, a smelter complex together with base and precious metals refineries.

We also have a 91.7% share in Platinum Mile, a retreatment facility that processes tailings to recover residual PGMs

SA GOLD OPERATIONS

Our processing facilities include six metallurgical gold plants.

Post year-end, Sibanye-Stillwater increased its interest in DRDGOLD Limited, a leader in the retreatment of gold tailings, from 38.05% to 50.1%.

Sibanye-Stillwater Integrated Annual Report 2019	16

COrporate PROFILE continued

Sibanye-Stillwater Integrated Annual Report 2019	17

OUR PURPOSE, VISION AND STRATEGY

OUR PURPOSE, VISION AND STRATEGY

OUR PURPOSE Our mining improves lives
OUR VISION Superior value creation for all our stakeholders through the responsible mining of our mineral resources
OUR STRATEGY To deliver on our vision and purpose, we aim to consolidate and strengthen our competitive position as a leading international precious metals company

Sibanye-Stillwater Integrated Annual Report 2019	18

OUR PURPOSE, VISION AND STRATEGY continued

Our CARES values – commitment, accountability, respect, enabling and safety – are the foundation of all that we do, the decisions we make and how we conduct our business.

These values (the roots of our tree) support safe operations, enable growth, underpin our business strategy, promote competitiveness and success, and guide our stakeholder engagement. Embedded in all that we do, our values are continuously reinforced, by communication, education and training.

Our vision is represented by the indigenous South African umdoni tree, where the trunk of the tree (our workforce) denotes the strength of the Group and the leaves on the branches our stakeholders. The tree’s seeds and fruits signify the value that our success will bring to stakeholders.

Sibanye-Stillwater Integrated Annual Report 2019	19

OUR LEADERSHIP

Our Board

Nominating and Governance Committee • • •
CHAIRMAN

Dr Vincent Maphai (68)

BA (Hons), BPhil (cum laude), MAPhil, PhD, Advanced Management Programme, Finance Certificate

Appointed non-executive chairman of the Board on 1 June 2019

Chairman: Nominating and Governance Committee

Member:

● Remuneration Committee

● Safety and Health Committee

● Social, Ethics and Sustainability Committee

EXECUTIVE DIRECTORS
Neal Froneman (60), Chief Executive Officer BSc Mech Eng (Ind Opt), BCompt, Pr Eng Appointed 1 January 2013 Chairman: Executive Committee Member: ● Risk Committee ● Safety and Health Committee
Charl Keyter (46), Chief Financial Officer BCom, MBA, ACMA and CGMA Appointed 9 November 2012 Member: ● Executive Committee

Sibanye-Stillwater Integrated Annual Report 2019	20

INDEPENDENT NON-EXECUTIVE DIRECTORS

Timothy Cumming (62)

BSc (Hons) (Engineering), BA (PPE), MA

Appointed 21 February 2013

Chairman: Remuneration Committee
Member:

● Audit Committee

● Risk Committee

● Social, Ethics and Sustainability Committee

Savannah Danson (51)

BA (Hons) Communication Science and Finance, MBA, Strategic Planning and Finance

Appointed 23 May 2017

Member:

● Audit Committee

● Risk Committee

● Remuneration Committee

● Safety and Health Committee

Harry Kenyon-Slaney (59)
BSc (Hons) (Geology), International Executive Programme

Appointed 16 January 2019

Chairman: Safety and Health Committee
Member:

● Risk Committee

● Social, Ethics and Sustainability Committee

● Remuneration Committee

Richard Menell (64)

MA (Natural Sciences, Geology), MSc (Mineral Exploration and Management)

Appointed 1 January 2013.

Chairman: Risk Committee

Member:

● Audit Committee

● Nominating and Governance Committee

● Safety and Health Committee

● Social, Ethics and Sustainability Committee

Sibanye-Stillwater Integrated Annual Report 2019	21

Nkosemntu Nika (61)

BCom, BCompt (Hons), Advanced Management Programme, CA (SA)

Appointed 21 February 2013.

Member:

● Audit Committee

● Nominating and Governance Committee

● Remuneration Committee

● Social, Ethics and Sustainability Committee

Keith Rayner (63) BCom, CTA, CA (SA) Appointed 1 January 2013. Chairman: Audit Committee Member: ● Remuneration Committee ● Risk Committee ● Social, Ethics and Sustainability Committee
Susan van der Merwe (65) BA Appointed 21 February 2013. Member: ● Audit Committee ● Nominating and Governance Committee ● Risk Committee ● Safety and Health Committee
Jerry Vilakazi (59) BA, MA, MBA Appointed 1 January 2013. Chairman: Social, Ethics and Sustainability Committee Member: ● Nominating and Governance Committee

As at 31 December 2019, our 11-member Board was led by an independent non-executive chairman.

Sibanye-Stillwater Integrated Annual Report 2019	22

Post year-end*:

•	Rick Menell was appointed lead independent director
•	Dr Elaine Dorward-King was appointed as independent non-executive director on 27 March 2020

* Two non-independent non-executive directors were appointed on 1 January 2020, representing Gold One Group Limited, but resigned on 27 March 2020

18% of Board members are female*

45% of Board members are historically disadvantaged persons (HDPs)*
* Information represented as at 31 December 2019. Female representation will be higher in 2020 at 25% as a female director was appointed on 27 March 2020

Note: For full profiles of the directors, please go to https://www.sibanyestillwater.com/about-us/leadership/

Sibanye-Stillwater Integrated Annual Report 2019	23

EXECUTIVE MANAGEMENT

The executive committee (our prescribed officers) meets regularly to discuss, plan and make decisions on the strategic and operating issues facing Sibanye-Stillwater. As at 23 April 2020, the committee was made up as follows:

Neal Froneman (60) Chief Executive Officer	Charl Keyter (46) Chief Financial Officer
Robert van Niekerk (55) EVP: Group technical services	Chris Bateman (56) EVP: US PGM operations
Shadwick Bessit (57) EVP: SA gold operations	Hartley Dikgale (60) EVP: Legal and compliance
Dawie Mostert (50) EVP: Organisational growth	Themba Nkosi (46) EVP: Corporate affairs
Wayne Robinson (57) EVP: SA PGM operations	Richard Stewart (44) EVP: Business development

EVP: Executive vice president

Detailed curriculum vitae of members of executive management are available on our website at https://www.sibanyestillwater.com/about-us/leadership/

Sibanye-Stillwater Integrated Annual Report 2019	24

HISTORY – OUR VALUE CREATION JOURNEY

Since its initial establishment in 2013, Sibanye-Stillwater has diversified – geographically and by metal produced – from a single commodity, South African gold mining company to become an internationally competitive, diversified precious metals producer of gold and the full suite of PGMs.

OUR VALUE CREATION JOURNEY

Year	Milestones	MARKET CAP*
2013	• Sibanye Gold Limited established when Gold Fields Limited unbundled its South African gold assets – Kloof, Driefontein and Beatrix • Listed on the Johannesburg and New York stock exchanges • In August 2013, the Cooke operations were acquired from Gold One	**R10 billion** (US$1.2 billion)
2014-2015	• Wits Gold acquired, which included the Burnstone project and other projects in the Free State province of South Africa • Implemented our unique cost optimisation and operating model to: – improve mining flexibility, quality of mining, reserves and mine life – reduce debt/gearing – deliver consistent, industry-leading returns	**R21 billion** (US$1.3 billion)
2016	• Initial entry into the PGM sector – acquired the following assets in SA: – Kroondal, Mimosa and Platinum Mile (April) – Rustenburg operations (November)	**R24 billion** (US$1.2 billion)
2017	• In May 2017, acquired the Stillwater Mining Company and its assets in Montana, in the US • Rebranded as Sibanye-Stillwater	**R34 billion** (US$2.8 billion)
2018	• Acquired a 38.05% stake in DRDGOLD, a world leader in the retreatment of gold tailings – entailed the vending of certain surface gold tailings facilities and processing assets into that company	**R23 billion** (US$1.6 billion)
2019	Acquired: • SFA Oxford, a leading metal market analytical consulting company and globally recognised authority on PGMs (February) • Full ownership of Lonmin's assets – the Marikana operations, associated processing and smelter plants, and the base and precious metals refineries in South Africa	**R96 billion** (US$6.6 billion)
2020	• Increased holding in DRDGOLD from 38.1% to 50.1% on 22 January • Completed an internal restructuring resulting in Sibanye Gold Limited becoming a subsidiary of the new holding and listed company, Sibanye Stillwater Limited. Ticker codes on the JSE changed from SGL to SSW and the ADRs on the NYSE changed from ticker SBGL to SBSW • In March 2020, the impact of COVID-19 on global markets also impacted the Sibanye-Stillwater operations and share price	

** Source: IRESS, with numbers quoted at the end of each year except for 2013, which represents the market cap on the day of listing*

Sibanye-Stillwater Integrated Annual Report 2019	25

HOW WE PERFORMED – A SUMMARY

Financial performance

●	44% increase in revenue to R73bn (US$5bn)
●	R433m (US$30m) profit for 2019 (2018: loss of R2.5 bn/US$191m)
●	79% year-on-year increase in adjusted EBITDA to record R15bn (US$1bn)
●	R6 billion revolving credit facility (RCF) refinanced in October 2019 through new R5.5 billion RCF

DELIVERING VALUE FROM OPERATIONS, PROJECTS AND TECHNOLOGY

●	2.2Moz 4E and 2E PGMs mined production (2018: 1.8Moz)
●	Gold produced: 0.9Moz (2018: 1.2Moz)
●	R47m (US$3.3m) spend on research and development (2018: R19m/US$1.44m)
●	Optimising processes to ensure cost-efficient operations

Mineral reserves – summary

●	26.9Moz 2E and 28.1 4E PGM Mineral Reserves (2018: 25.6 Moz; 20.4)
●	15.4Moz Gold Mineral Reserves (2018: 16.6Moz)

ENVIRONMENTAL FACTORS

minimising the environmental impact

●	Group Scope 1 and 2 carbon emissions declined by 3.5% from 2018 to 2019*
●	‘A’ CDP score achieved for climate change, one of only 179 companies globally and the only SA company
●	Zero Level 4 and above environmental incidents
●	22% decrease in consumption of purchased water*

* Excluding Marikana operations

SOCIAL FACTORS

superior value for the workforce

●	Workforce of 69,450 permanent employees and 15,071 contractors

Sibanye-Stillwater Integrated Annual Report 2019	26

●	SA operations invested R744 million and US operations, US$333,000, in HR training and development
●	Launched the culture growth programme to unite all on a shared values- based culture ensuring safe production

●	FIFR 0.04 (2018: 0.16)
●	LTIFR 5.23 (2018: 5.89)
●	SIFR 3.03 (2018: 3.70)
●	TRIFR 3.17 (2018: 2.69)
●	Ongoing focus on safe production resulted in a marked improvement in safety performance – zero fatalities at the SA gold operations occupational health and well-being

●	131 silicosis cases reported (2018: 165)
●	53 tuberculosis cases reported (2018: 539)
●	355 noise-induced hearing loss cases reported (2018: 243)
●	A health system based on the World Health Organization’s guidelines social upliftment and community development

●	SA operations invested R1.6 billion in socio-economic development, while US operations spent US$398,567 on philanthropic activities
●	SA operations spent R14.5 billion (74% of total discretionary spend) with HDP [1] businesses
●	A socio-economic impact evaluation of the US operations showed positive results; a parallel study in SA is underway

1 Historically disadvantaged persons

GOVERNANCE FACTORS

An ESG sub-committee of the Group Executive Committee was appointed

Successful growth of acquisitions; R1.2 billion of annualised synergies by end 2020 from Marikana integration

Sibanye-Stillwater gained membership of the ICMM 2 in February 2020

2 International Council on Mining and Metals

board characteristics

governance and responsible leadership

•	An automated governance framework is being developed
•	Dr Vincent Maphai joined as the new Chairman of the Board
•	Sustaining an ethical culture: two board sub-committees oversee compliance of ethical practices

Sibanye-Stillwater Integrated Annual Report 2019	27

DELIVERING ON OUR STRATEGY

Our fundamental strategic goal is to ensure that we consistently deliver on our purpose to
‘improve lives through our mining’ while strengthening our position as a leading international precious metal mining company and ensuring we are true to our vision ‘to create superior value for all our stakeholders’.

Our strategic focus areas for 2019 were largely unchanged from the year before, with the focus on the same five strategic focus areas as for 2018. These were further strengthened by a sixth strategic focus area, embedding environmental, social and governance (ESG), underpinning the way we do business and deliver on our overall strategy.

Sibanye-Stillwater Integrated Annual Report 2019	28

Strategic focus areas – rationale, delivery and intent

Strategic focus area – description	Contribution to our success	Strategic delivery 2019	Performance rating	Future focus*
1. Building a values-based culture

●  Instilling a values-based, ethical organisational culture to provide a solid foundation to enable appropriate values-based decision making and conduct of our business

●  Establishing our values as the primary driver of our decisions and actions creates our distinctive identity as an organisation, facilitating cohesion and unity of purpose under the banner of ‘We are one’

●  A strong values-based culture is the foundation on which a high-performance organisation is constructed

●  Updated Group leadership architecture delivering dedicated focus on operating segment strategies structured to optimise value creation

●  Programme launched to strengthen future ready leadership capability

●  Roadmap prepared for roll out of a values-based organisational culture

●  Inclusive process launched to define behaviours that will be encouraged or discouraged to support the desired values-based culture

●  Strengthen the future ready leadership capability of the Group in line with our values

●  Advance the culture growth programme to position our values as central to our decisions and behaviour

●  Develop leadership capacity and capability to set an example and motivate

2. Safe production and operational excellence

●  Safe production and operational excellence (improved efficiencies and productivity) are essential to the cost-effectiveness and sustained viability of our business

●  Maintaining continuous improvement in safety while maintaining a competitive position on

●  Health and safety strategy continuing to sustain overall improvement with exceptional performance from the SA gold operations including a fatality free year and 11 million fatality free shifts on 11 March 2020

●  SA gold operations restructured for financial

●  Effectively execute Group safety improvement plan in each operating segment

●  Maintain safe production effectiveness improvements, including digitalisation, at each operating segment and SA integrated services

●  Configure SA gold operations for safe delivery of profitability, conducive to

Sibanye-Stillwater Integrated Annual Report 2019

Strategic focus area – description	Contribution to our success	Strategic delivery 2019	Performance rating	Future focus*
the global cost curves for the commodities we mine, is the engine room that delivers superior operational and financial results on a sustainable basis and drives our business strategy viability providing 2020 window to address non-value adding costs for longer term sustainability

●  Ongoing steady production delivery sustained from founding SA PGM operations (Rustenburg and Kroondal)

●  Marikana (previously Lonmin) integration substantially complete with operations restructured for financial sustainability

●  Operational and technical challenges that have affected the safe production build up at the US PGM operations being addressed sustainable operations from 2021 onwards

●  SA PGM Marikana operations delivering safe production and cost effectively in line with expectations of synergies arising from the restructured district footprint

●  Realise enhanced value through optionality available in our SA PGM processing, smelting and refining assets

●  Enhance safe production delivery following establishment of SA Integrated Services established for cost effective delivery of services

●  Safely deliver Blitz production ramp up according to revised target at US PGM operations

Sibanye-Stillwater Integrated Annual Report 2019	30

Strategic focus area – description	Contribution to our success	Strategic delivery 2019	Performance rating	Future focus*
3. Deleveraging our balance sheet

●  Temporarily elevated leverage was consciously assumed to secure a high-quality international presence in the PGM industry during a low phase of the commodity price cycles

●  A short-term focus on deleveraging our balance sheet to a target level of less than 1x net debt:adjusted EBITDA was virtually concluded by end of 2019

●  While ongoing servicing and reduction of debt remains a priority, the focus is expected to shift to apportioning cash flows from operations to deliver value to shareholders and support the strategic growth and sustainability of the business

●  Elevated palladium and rhodium prices with a constructive gold price supported by improved production delivery in H2 2019 enabled deleveraging ahead of the expected trajectory to 1.25x 1 by year end from 2.5x the previous year

●  Covenant ratios retained within levels agreed with lenders

●  Settlement of the US$169m Lonmin prepayment arrangement in July 2019 resulting in a saving of approximately US$15m (R210m) per year

●  Marathon sale agreement with Generation Mining Ltd concluded with meaningful economic participation retained in the resource

●  Given robust commodity prices and a more stable operating outlook at the start of 2020, accelerated deleveraging was expected but lockdown in SA due to COVID-19 will adversely impact expectations

●  Target of US$1 billion gross debt

Sibanye-Stillwater Integrated Annual Report 2019	31

Strategic focus area – description	Contribution to our success	Strategic delivery 2019	Performance rating	Future focus*
4. Addressing our South African discount

●  With a substantial South African operating footprint and primary listing on the JSE, concerns on South Africa’s fiscal and political stability and the factors that inhibit business effectiveness, result in a substantial risk discount being assigned to our company

●  Securing a more conducive policy and regulatory environment for effective business and safe production operations represents a critical imperative to enhance global competitiveness of our company and our country with resultant social and economic benefits for all stakeholders

●  Concerted advocacy by organised business launched in support of decisive adoption of economic policy to promote competitiveness and growth starting to yield constructive indications

●  Increasing evidence of collective will to address South Africa’s electricity supply crisis and adopt responsible fiscal policy

●  Legal processes pursued successfully to prevent imposition of irregular value-destructive regulation

●  Traction being secured on collaborative social partnerships in support of socio-economic development of our host communities

●  Strategy defined to address critical factors that affect our company’s global investment and credit rating

●  Play a lead role in business advocacy to influence government towards adoption of policy, regulation and state services that promotes business confidence, competitiveness and growth

●  Social compacts or formalised cooperative relationships in place supported by trust building with stakeholders in our major mining districts

Sibanye-Stillwater Integrated Annual Report 2019	32

Strategic focus area – description	Contribution to our success	Strategic delivery 2019	Performance rating	Future focus*
5. Pursuing value-accretive growth based on strengthened equity rating

●  To sustain competitiveness in the longer term in dynamic commodity markets, continuing strategic growth of the company is essential to enhance the balance and quality of our diversified geographic and commodity footprint and to maintain optimal relevance to the evolving market requirements for precious and industrial metals

●  Finalised acquisition of Lonmin and its integration into Sibanye-Stillwater as the Marikana operation – together with the transition of the Rustenburg operation to toll processing, this established our mine-to-market PGM presence in South Africa

●  Leverage position sufficiently robust to enable exercise of option to increase stake in DRDGOLD to 50.1% through use of cash

● Define strategy to grow our international gold portfolio ● Crystallise a roadmap for entry into those battery and technology metals that are of highest strategic relevance
● Ongoing work being performed on market dynamics relating to battery and technology metals ● Corporate structure rationalised to create optionality for strategic growth

Sibanye-Stillwater Integrated Annual Report 2019	33

Strategic focus area – description	Contribution to our success	Strategic delivery 2019	Performance rating	Future focus*
6. Embedding ESG excellence in the way we do business

ESG aspects of our performance are becoming increasingly critical in how companies are evaluated by all stakeholders. Exemplary ESG credentials are necessary to sustain a licence to operate as well as to maintain a strong investability rating

●  Supportive relationships sustained with institutional lenders, investors and offtakers among other stakeholders, through confidence in our ESG credentials

●  Positive findings obtained through assurance under responsible mining codes and standards including the ICMM principles and the World Gold Council Responsible Gold Mining Principles (RGMPs)

●  Effective delivery of the strategy for ESG performance enhancement

●  Meet the phased accreditation and certification requirements of ICMM, WGC and Together for sustainability (TfS)

●  Assurance of the SA gold operations of the WGC’s RGMPs

●  Effectively engage with stakeholders around our ESG strategy and performance above target in line with expectations more work to be done
* Future focus areas may be impacted by the global impact of Coronavirus (COVID-19) [1] Calculated based on the covenant definition whereby 12 months of Marikana has been included

OUR EXTERNAL BUSINESS AND OPERATING ENVIRONMENT

Our ability to create value depends on how well we navigate the strategic landscape in which we conduct our business.

There are a broad range of factors – political, economic, social, technological, legal and environmental that are frequently referred to as the PESTLE framework – in our global, national and local external environment that shape our strategy and influence our success. These factors continually present new opportunities to grow the impact of our business, while requiring us to adapt with agility in order to remain relevant to stakeholder requirements. Our strategy is geared to capitalise on opportunities that present themselves while managing the strategic risks to our business.

In the following sections, we have isolated some of the main factors that are relevant to our business and inform our strategy. We have also linked the impact to specific opportunities and risks.

GLOBAL MACRO-ECONOMY AND COMMODITY MARKETS

The global economy and geo-political factors have a marked influence on the supply and demand fundamentals of the commodities we produce and consequently, their prices. While strong global economic growth boosts automotive, industrial and jewellery demand for the PGMs that we produce as consumer confidence increases, gold is to some extent countercyclical finding favour as a safe haven asset during periods of economic distress and geopolitical volatility.

Sibanye-Stillwater Integrated Annual Report 2019	34

Prospects for a slowdown in global economic growth in 2020 have increased due to various factors, including, most recently, the COVID-19 pandemic. During March 2020, the Organisation for Economic Co-operation and Development (OECD) projected that global growth could decrease to 1.5% in 2020 due to the Covid-19 pandemic, with recent developments indicating that the effects on global economic activity may be more substantial. Other factors affecting this forecast included trade-related political tension between the United States and China, increasing political tensions in the Middle East and continuing uncertainty over the long-term impact of Brexit, although it should be noted that several of these issues appear to be approaching resolution.

As many countries continue to pursue interest rate tightening cycles, the Federal Reserve in the United States cut interest rates three times in 2019 to counter the effects of the trade war with China and slowing domestic growth and, in March 2020, cut rates by 0.5% to counter the negative impact of COVID-19 on growth. This increases the relative attractiveness of gold as a traditional safe haven investment, which is a positive factor for the US dollar price of gold.

On 27 March 2020, Moody’s rating agency downgraded South Africa’s rating from Baa3 to Ba1, with a negative outlook. Moody’s cited the unprecedented deterioration in the global economic outlook caused by the rapid spread of COVID-19, which is expected to exacerbate South Africa’s economic and fiscal challenges and will complicate the emergence of effective policy responses.

Tightening emission standards underpinning demand to offset reduced vehicle production*

Impact (Related risk: 3; Related opportunities: 1 and 2)*

While slower economic growth implies a more subdued to negative outlook for global automobile demand, an increase in autocatalyst loadings is expected in order to meet tightening global emissions regulations. This is projected to result in continued demand for PGMs (refer to graphs above).

Furthermore, a further deterioration in global growth and demand for PGMs due to COVID-19 is likely to be offset by supply disruption from SA, resulting from processing issues from March 2020 at Anglo American Platinum and the subsequent lockdown in SA. While substitution of palladium by platinum could potentially assist in better matching the PGM demand profile with production ratios, autocatalyst formulations must meet a complex set of technical testing and certification requirements, resulting in a relatively longer time to market. BASF’s tri-metal catalyst, the development of which was co-funded by Sibanye-Stillwater, will fulfil an important role in managed substitution with initial impact expected from 2022 (for more information, refer to the joint media release issued on 10 March 2020 available on (https://www.sibanyestillwater.com/news-investors/news/news-releases/).

Sibanye-Stillwater Integrated Annual Report 2019	35

Overall, we are confident that, despite a slowdown in global economic growth, demand fundamentals remain intact to support robust pricing for the basket of commodities that we mine, although an expected recovery in the platinum price may be delayed. Palladium and rhodium are used almost exclusively in autocatalysts for the purposes of emissions control. Their price is therefore underpinned by robust demand.

Strategic response

Our diversified production profile with strong exposure to metals in structural deficit and the countercyclical market fundamentals for the basket of metals we produce provide stability that is expected to mitigate the risks associated with a potential slowdown in global economic growth. We remain cognisant of the imperative to secure a healthy match between the PGM supply and demand baskets to the extent that we are sponsoring activities that aims at enabling partial substitution of palladium by platinum in gasoline autocatalysts and supporting the work of the Platinum Guild International (PGI) to restore the market for platinum jewellery. We continue to be an active member of the World Gold Council, supporting its initiatives where required.

Relative to its peers, Sibanye-Stillwater has a production prill split that best reflects global demand. In addition, Sibanye-Stillwater is one of the world’s leading recyclers of PGMs. Recycling plays an increasingly important role in ESG.

Our understanding of the PGM fundamentals led to transformational, apposite PGM acquisitions to establish a sustainable mining company, with a unique commodity mix and global geographic presence.

MARKET FUNDAMENTALS BY METAL*

Platinum – preparing for a recovery

● Despite a surplus in the platinum market in 2019, the platinum price was largely range bound between US$800/oz and US$900/oz. The average platinum price for the year was US$869/oz versus US$884/oz in 2018, a year-on-year decline of 2%. Increased investment demand in late 2019 and early 2020 saw the platinum price increasing to over US$1,000/oz, although the increasing risk of a global economic slowdown has resulted in the price pulling back.

Demand

● Gross autocatalytic demand is well supported at 2.9Moz

● Demand was boosted by record ETF purchases (investment demand) which increased by around 1Moz in 2019

● Challenges being experienced in the Chinese jewellery market, the largest platinum jewellery market, with economic growth in China forecast to continue to decline to lowest levels in many years

● Initial indications of a slowing in the decline of diesel vehicles sales in Europe

● Use of platinum in heavy duty diesel vehicles continues to rise on introduction of stricter emissions legislation

● The price differential between platinum for palladium is likely to incentivise substitution in autocatalysts in coming years

Supply

● In the absence of significant capital investment, supply from South Africa is likely to decline gradually. With limited growth expected in primary and secondary supply, the surplus is likely to decline in coming years reaching balance and marginal deficits from approximately 2023

● Longer-term, supply is forecast to decline by 1Moz by 2028, should no new production from significant projects/mines come on line, as mature shafts in South Africa reach the end of their operating lives

* Before impact of COVID-19

Sibanye-Stillwater Integrated Annual Report 2019	36

MARKET FUNDAMENTALS BY METAL*CONTINUED

Palladium – to remain in sustained deficit

● The average palladium price for 2019 was US$1,546/oz versus US$1,036/oz in 2018 – an increase of 49% year-on-year

● The price was driven by an ongoing fundamental market deficit. Market features include high lease rates, backwardation in the price of palladium futures and lower-than-normal inventory stocks, all indicating a sustained shortage with the price expected to continue to be well supported

Demand

● The market deficit is expected to continue until 2025

● Automotive demand in 2019 was boosted by relatively stable gasoline vehicle demand and higher autocat loadings. Declining auto sales in China have been offset by the introduction of the more stringent China 6 standards for vehicle emissions

● A slowdown in global economic growth could dampen demand, but a sustained deficit will provide price support

Supply

● In the long term, it is likely that platinum will partially substitute palladium in autocatalysts, resulting in demand moderating and the market deficit narrowing

● New primary supply, largely from Russia is long dated, building up from 2023 to 2027

● Increasing secondary supply is not sufficient to fill the deficit

Rhodium – the most precious of them all

● The rhodium price has outperformed all commodities over the past 12 months – the average price for 2019 was US$3,709/oz, up 67% from US$2,218/oz in 2018

● The elevated rhodium price has been a critical component of the increase in the rand PGM basket price, which has restored profitability to the industry

Demand

● Gross automotive demand for rhodium expected to remain robust, boosted by more stringent nitrogen oxides (NOx) emission standards in Europe and in China, resulting in a sharp increase in rhodium autocat loadings

● Consequently, the outlook for rhodium remains positive with demand forecast to increase to more than 1Moz in the next five years

● Technically more difficult to substitute rhodium with other PGMs, requiring significant loadings of palladium which is also in deficit

Supply

● Ongoing deficit forecast – primary supply pressure given chronic underinvestment in rhodium-rich deposits in favour of palladium-rich deposits in South Africa (the northern limb) and in Russia

● Sibanye-Stillwater is the largest producer of rhodium in the world, with our PGM production basket having a relatively high rhodium content relative to our peers

● Rhodium supply is forecast to decline at a faster rate than other metals due to lack of capital investment on rhodium rich (UG2) projects

Gold

● The average gold price for the year was US$1,393/oz, the highest since 2013, and close on 10% higher than the US$1,268/oz recorded for 2018

Demand

● Supporting demand has been robust central bank demand, with Russia, Turkey and Kazakhstan being the largest purchasers. According to the WGC, central banks purchased 374.2t of gold, 57% more year-on-year and the highest since 2014

● Financial market uncertainty, a low-interest rate environment in the global economy, and increased speculation will boost investment demand

● This should more than compensate for declines in consumer demand for gold as a result of weaker economic growth and price volatility

● Structural reforms in India and China are expected to support long-term demand

● Increasing geo-political concerns will boost demand for gold as a safe-haven asset

* Before impact of COVID-19

Sibanye-Stillwater Integrated Annual Report 2019	37

MARKET FUNDAMENTALS BY METAL*CONTINUED

Supply

● Mine production accounts for the largest part of gold supply – typically 75% each year. However, annual demand requires more gold than is newly mined and the shortfall is made up from recycling. Recycling is the source of gold supply that is most immediately responsive to the gold price and economic shocks. Most of the recycled gold – around 90% – comes from jewellery, with gold extracted from technology providing the remaining 10%

● Total supply was slightly higher in 2019 – up 2% year on year to 4,776t. This growth was attributable to the price performance of gold over the year, primarily through its impact on recycling, but also on net hedging to a certain extent. Mine production fell by 1% year on year to 3,464t the first year on year decline in output since 2008. A sharp increase in gold recycling to 1,304t, its highest level since 2012 (+11% year on year), helped boost higher total supply. Modest net producer hedging – the first year of net hedging since 2016 – also contributed to overall supply

● Gold mining and its associated activities do not respond to price changes quickly. There is usually a very long lead time between exploring and finding new gold deposits and mines entering into production. As such, supply is not anticipated to increase in 2020 despite the improved price outlook

* Before impact of COVID-19

ESG – AN INCREASINGLY CRITICAL STAKEHOLDER IMPERATIVE

Related risks 2, 4, 5 and 10; related opportunity: 5

Sustaining our licence to operate is increasingly dependent on meeting stakeholder expectations for responsible operations that is typically captured in an environmental, social and governance (ESG) framework. Increasing pressure is being experienced from investors, lenders, the commodity markets, governments, and social and environmental activist groupings to meet expected standards. This has progressed to the extent that, in August 2019, a declaration was issued by the Business Round Table (an association of CEOs of nearly 200 of top companies in the United States) which affirmed that recognising the expectations of all stakeholders now outweighs shareholder primacy as a business ethos. It is being increasingly recognised that sustainable delivery of strong financial returns to shareholders is dependent on companies securing legitimacy through meeting the expectations of all stakeholders and aligns with Sibanye-Stillwater’s intended business ethos as expressed through our Umdoni Tree.

This approach echoes the undeniable increase in the strategic relevance of appropriate ESG for the sustainability of most global industries. While institutional investors and lenders have thus far predominantly practised responsible investment on an exclusionary basis whereby companies with poor ESG become ineligible for investment, ESG rankings are starting to emerge that evaluate a company’s ESG standing. Although ESG ranking systems remain disparate, they are starting to attract increasing attention as the basis for responsible investment and are expected to normalise to reflect dominant stakeholder priorities over time.

To the mining industry, the concepts of sustainable development and responsible mining are not new, partly due to heightened consciousness about the impacts of mining on the environment and society around mining operations – impacts which may occur while recognising the benefits that accrue from stimulating economic growth in host communities and supplying the world with minerals that are instrumental for the global economy and human well-being. Several codes for responsible mining are in routine use and are continuously developed to manage the impact of mining on stakeholders in societies where mining takes place. Accreditation under these responsible mining codes provides an excellent foundation for meeting the broader ESG expectations that are a business imperative.

There is no doubt that ESG represents an increasingly critical stakeholder imperative in the global mining industry and for business generally, and will shape the way we operate over the foreseeable future. For that reason, ESG has been incorporated as the sixth, and central strategic focus area across the Group and we will aim to meet the ESG performance standards expected by our stakeholders.

SOUTH AFRICAN SOCIO-POLITICAL CONTEXT

The fragile socio-economic outlook and troubled political environment for South Africa, has consistently been recognised and flagged as a persistent risk for our company due to the significant operational and financial footprint of the South African operations. South Africa is unlikely to be immune to global economic trends and is structurally vulnerable due to unsustainable national debt levels resulting in a deepening fiscal crisis, the continued deferral of necessary investment linked to ongoing policy uncertainty, a trust deficit fuelled by increasing evidence of widespread corruption, and unsustainable state-owned enterprises (Eskom in particular). The credit ratings downgrade by Moody’s, on 27 March 2020, to below investment grade is likely to result in significant capital outflows and further currency weakness to the extent that it is not already priced in. While our SA operations will most likely benefit from a weaker rand in the near term, over the longer term, a less favourable operating climate and related cost inflation will erode margins.

South Africa has been ranked poorly as an attractive mining investment destination for many years, with decisive and clear policy a clear prerequisite for capital investment. Furthermore, a focus on competitiveness and regulatory certainty is essential to make South Africa an attractive destination for investment. The government’s stated commitment to rooting out corruption, and the transparent way in which various commissions of inquiry have progressed, represent positive developments. While positive developments in key areas of mining policy such as the Mining Charter, and the regulations pertaining to financial provisions for rehabilitation and the housing and living standards are welcome, areas of dispute remain inhibiting the confidence required to promote investment in sustainability and growth.

The economic outlook for South Africa is poor and continues to deteriorate. GDP is currently forecast to grow at less than 1% per annum by the IMF and the Moody’s ratings agency in 2020. The COVID-19 pandemic and the response in the form of a lockdown for more than 20 days will

Sibanye-Stillwater Integrated Annual Report 2019	38

inevitably further reduce these projects. This is insufficient to address the current debt burden and socio-economic concerns resulting from elevated and rising unemployment levels, especially among the youth. Poor service delivery, corruption and the failure of state-owned enterprises mean that societal expectations are increasingly unmet, with social protest and unrest increasing and causing significant disruption. The poor track record of the government in service delivery results in ever more strident calls for business to contribute beyond reasonable capability towards civic infrastructure and promotion of local economic growth through procurement and local employment. As a result, relations with communities are strained with regular protest action disrupting operations. The social context also provides fertile ground for syndicates engaged in illegal mining and other forms of criminal activity to thrive, in some instances aided by employees of the company who are in collusion.

Impact (related risk: 2; related opportunities 3 and 4)

Social disruption combined with escalating lawlessness and criminal activity are an ongoing threat for our operations in South Africa and contribute to an increasing cost burden. The proximity of local communities to our operations in South Africa, particularly our SA PGM operations, is an additional complexity. Operational disruption resulting from social instability may affect the sustainability of our operations and in extreme instances may lead to premature cessation of mining operations, negatively impacting regional economies due to consequent job losses and supplier businesses closing.

In SA, the impact of the initial 21-day lockdown and its subsequent extension due to COVID-19 will adversely affect the SA operations and their stakeholders.

Uncertainty with respect to the potential that onerous regulation will be introduced in the minerals sector coupled with indecisiveness around the policy interventions required to stimulate economic growth and avert the looming national fiscal crisis continues to erode investor sentiment. Although a weaker rand may be positive for rand commodity prices in the shorter term, it will inevitably result in higher input cost escalation ultimately compromising the sustainability of our more marginal operations.

Strategic response

The acquisition of the Stillwater operations in early 2017 was well timed, with the inherent value proposition significantly enhanced by the 170% increase in the 2E PGM basket price from the date of the transaction announcement in December 2016 to end December 2019. In addition to the obvious value rationale, the acquisition of Stillwater offered clear strategic benefits – commodity and geographic diversification.

In South Africa, a concerted effort has been made to establish credible relationships and address community concerns through Community Engagement Forums that include legitimate representatives of the communities surrounding our mining operations (see Engaging with stakeholders and Social upliftment and community development). We see these as critical forums in which the contribution of our operations to the strategic development plan for the district will be understood and appreciated. We intend to work with stakeholders to normalise roles in support of establishing viable and sustainable post-mining economies in our host communities both during and after the phase of active mining.

We remain committed to engage constructively with the South African government and regulators in respect of shaping an enabling climate for inclusive growth. Through the Minerals Council, we engage regularly with government on the strategic direction for minerals policy, with intent to structure a meaningful compact founded on shared purpose and enhanced trust, and supported by a credible regulatory framework. These interactions extend to consideration of the support required from government and state owned enterprises around provision of key national services, most importantly electricity supply (see below), security and policing and water, that are essential for a competitive mining industry. We have also initiated engagement with the government jointly along with other organised business associations around the economic policy interventions that are required to resolve the issues of competitiveness and growth in the South African economy.

SOUTH AFRICA’S ELECTRICITY SUPPLY – INSECURE AND COSTLY

South Africa’s electricity supply, provided in the main by the State-owned enterprise, Eskom, is increasingly falling short of providing the affordable and reliable electricity required to promote the competitiveness of industry and stimulate economic growth. Ageing power plants combined with a substantial maintenance backlog are resulting in a low equipment availability factor and the need to make extended use of high cost generating plant to attempt to service national electricity demand. These measures exacerbate the tariff cost escalation and episodes of load curtailment continue to compromise the continuity of our operations. Under-recovery of operating costs combined with capital overruns and delays at the newly-built Medupi and Kusile power stations are further compromising Eskom’s solvency with the increasing debt levels representing a major overhang on South Africa’s national debt and credit ratings.

Eskom is cause for deep concern both in terms of its capacity to generate power, and financially, owing to the unaffordability of above inflation tariff increases that lead to an ever-rising debt burden. Dependency on a sole third party-power supply and related infrastructure elevates the risk created for our business. This together with the rising cost of power poses serious challenges to the country. Furthermore, the magnitude of Eskom’s debt has had a negative impact on South Africa’s investment ratings and threatens the economy as a whole.

Several interim measures to secure relief in addressing the electricity generation crisis are being contemplated by government. These include accelerated procurement of supplementary generation capacity, that may assist in terms of assuring sufficient generating capacity although it is likely this can only be implemented at significant cost. While the more sustainable approach has been mooted by government that includes reform of the electricity supply industry commencing with the unbundling of Eskom into separate generation, transmission and distribution divisions, this is recognised as a protracted initiative that, while being accelerated, can only be expected to yield improvements in the reliability and affordability of electricity supply in the longer term.

Sibanye-Stillwater Integrated Annual Report 2019	39

Impact (related risks: 6 and 10; related opportunities: 4 and 7)

Escalation in electricity tariffs at above inflation rates substantially elevates our operating cost structures, particularly at our energy-intensive SA gold operations where electricity now represents more than 20% of our operating costs. The operational disruptions arising from load curtailment that may occur at relatively short notice also have a substantial disruptive impact on production. While effective controls are in place to assure the safety of our employees, which is our foremost priority, the impact on the competitiveness of our operations is substantial, creating a real risk that the lives of the more marginal operations could be foreshortened.

Strategic response

The safety of our employees is of paramount concern and we have established clear protocols and implemented measures to ensure employee safety in the event that there is a national power supply failure, and together with Eskom agreed on specific protocols to mitigate the impact of load curtailment at our operations. The availability of emergency generators at our mines caters for the risk of unplanned localised power disruptions that are mostly unrelated to pre-warned load curtailment. The protocols agreed with Eskom enable our operations to reduce demand as required through specific, agreed measures to assure the stability of the national grid while minimising disruption to our operations. Typical measures include switching off non-critical electrical loads and rescheduling these activities to periods when national electricity demand is lower. Unless load curtailment extends to severe phases or for a protracted duration, load curtailment requirements can be met substantially through management of electrical loads that can be scheduled limiting the impact on operations and ensuring employees safety by retaining the ability to continue ventilating workings and hoisting employees to surface.

Our mature, deep level underground mining operations are inherently energy intensive, due to the cooling, pumping and equipment powering requirements necessary to provide an enabling and safe working environment for employees and to support ongoing production. We continue to implement a programme of continuous improvement to reduce our electricity consumption in order to offset tariff increases albeit partially thus far, and at the same time reduce the carbon footprint of our operations. To secure further clean and affordable power, we have confirmed the feasibility and concluded the design of a 150MW solar photovoltaic generating plant located between our Driefontein and Kloof operations, although implementation is on hold pending securement of certain regulatory approvals on terms that do not inhibit the commercial attractiveness of the project.

In terms of electricity pricing, we continue to engage with the regulators on the impact of onerous above inflation tariffs increases on the financial sustainability of our business. Since the framework for determining allowed tariffs provides for recovery of costs prudently incurred by Eskom, we advocate reform of the electricity supply industry to secure the levels of competitiveness that can deliver affordable and reliable electricity that will serve as a catalyst for economic stability and growth.

CLIMATE CHANGE

Climate change is increasingly being recognised as one of the most profound issues affecting our planet. A critical factor in addressing climate change is the management and reduction of carbon emissions from our operations, which are relatively carbon intensive due to the dominance of coal-fired electricity generation in South Africa. While this represents an important contribution, the global response to climate change extends to strategic considerations regarding future technological developments and the potential impact on the market fundamentals for the commodities that we produce. Increasingly stringent limits on automotive emissions per kilometre travelled are prompting ever more exacting design specifications for internal combustion engines and are already beginning to stimulate a technological evolution in automotive powertrains. This will be complemented in the longer term by a steady trend towards renewable energy generation supported by various forms of energy storage including batteries and hydrogen in the quest to achieve net zero carbon emissions by 2050. While autocatalysts with increasing PGM loadings will remain relevant over the foreseeable future, newly introduced powertrain technologies are expected to start creating new applications for PGMs, including fuel cells, that take advantage of their unique properties.

We are also cognisant that climate change is impacting on environmental conditions at our operating sites to an increasingly greater extent due to change in weather patterns. Water scarcity may have a more substantial effect on our South African operations while extreme weather and more intense winter storms may be experienced at our United States operations. The expected changes in environmental conditions also factor in to post closure planning to establish economic activities that will ultimately substitute mining in our local economies. This is particularly critical for agriculture that is a natural successor to mining capitalising on the use of available land and resources.

Impact (related risk: 1 and 3; related opportunities: 1 and 7)

The most significant impact of climate change is on the markets we serve through the supply of commodities from our operations. As the world’s energy and transportation systems evolve at an unprecedented pace to support a credible climate change response in line with developing regulation, the application of minerals will evolve creating substantial new demand opportunities as well as in some instances threats to demand.

The escalating urgency to reduce global carbon emissions, with the European Union aiming for a net zero emissions target by 2050, imposes the imperative of intensifying our work to reduce the emissions of carbon and other contributors to global warming related to our operations.

The most visible consequences of climate change that may affect the environment we operate in are changes in local weather patterns with increasing occurrence of extreme weather, including drought, floods and storms. This may exacerbate water scarcity, especially at our SA PGM operations, with extreme winter storm conditions potentially affecting our Montana operations to a greater extent.

Sibanye-Stillwater Integrated Annual Report 2019	40

Strategic response

While we are confident that PGMs will continue to occupy a significant position, albeit through different applications of their unique properties in the longer term, our strategic intelligence extends to other minerals that are expected to be instrumental in future technologies. We will continue to position our business as a supplier of minerals that are critical to support the global challenge of mitigating climate change. This will include a continuing focus on our recycling operations to enable production of minerals with a lower carbon footprint.

Our mature South African mines are by nature energy intensive and without any reasonable alternatives, are dependent on carbon-intensive power from Eskom. Implementation of South Africa’s integrated resource plan for electricity generation should reduce the carbon intensity of national electricity supply from Eskom as more efficient coal-fired generating plant replaces older facilities with a steady transition to renewable energy generation. Development of a 150MW solar photovoltaic plant for private generation that is already at an advanced stage of permitting will make a further contribution in reducing the carbon intensity of the electricity that we consume. We have also implemented initiatives to limit and mitigate our environmental impacts with targets set for reduced emissions of CO2 and SO2 (see Minimising our environmental impact).

To prepare our operations for the impact of climate change on the operating environment, we have an active programme to reduce water consumption that will allow us to continue operating in a more water scarce environment. Consideration is being given to a broader water management strategy across our South African operations that would enable water deficits to be offset by water surpluses in other districts. We are also taking into account the implications of potential variations in environmental conditions for post-closure economic activity in the areas where we operate.

ENGAGING WITH STAKEHOLDERS

Better lives
Membership
Fair market access
Upliftment
Assured product
Total returns
Socio-economic stability
Clean water/ air/ land
Economic value
EMPLOYEES
ORGANISED LABOUR
SUPPLIERS
COMMUNITIES
CUSTOMERS
SHAREHOLDERS
COMPANY
ENVIRONMENT
GOVERNMENT
Sibanye Stillwater
CARES
about our...
Costs
Quality
Safety, health and wellness
Volume
COMMITMENT
ACCOUNTABILITY
RESPECT
ENABLING
SAFETY

HOW WE DID IN 2019

SUCCESSES

Clarification of the respective roles of the SA labour unions and the Group, and of the Group's right to manage its operations

The Good Neighbor Agreement at our US PGM operations is unparalleled

CHALLENGES

Complexity of integrating the Marikana operations into the Group

Continuously balancing the expectations of all stakeholders

Addressing the need to grow the local economy by providing procurement opportunities in the supply of goods and services

Approach

Open and constructive stakeholder relations are critical to the success and long-term sustainability of our business. Ultimately, our social licence to operate depends on the quality of our stakeholder relationships.

Our CARES values guide our approach to stakeholder engagement. To be effective and productive, it is important that engagement is a two-way process, based on trust, mutual respect and transparency. In our engagement, we consider the concerns and views of stakeholders so as to better understand their expectations, permitting us to provide considered, timely and professional responses.

This engagement enables informed decision making, by balancing stakeholders’ interests, needs and expectations with the Group’s ability to operate on a financially sustainable basis, and focus on securing effective alignment through shared purpose. Our approach to engagement is structured but

Sibanye-Stillwater Integrated Annual Report 2019	41

flexible, enabling us to deal with requests for engagement by interest groups and stakeholders who either elect to or fall outside of the broader representative structures.

Identifying stakeholders and building constructive relationships

Stakeholders are those who are interested and affected parties to our business and its activities and are integral to our business. They include those who have the potential to materially influence our ability to create value and deliver on our strategy.

The stakeholders with whom we engage and have partnerships include employees, unions, communities in host and labour-sending areas, various levels of government (national, state, provincial, local and municipal), customers, investors, non-governmental organisations (NGOs), suppliers, business and joint venture partners, and the media, among others.

A Stakeholder Perception Index, intended to measure and monitor stakeholder perceptions and the quality of relationships, in line with King IV and our approach to shared value was concluded at our SA gold operations in 2018. The index was tested among community leaders and local government in host communities around our gold operations in the West Rand and the Free State. The results have been used to establish a baseline for the review of our stakeholder engagement processes at our SA gold operations and to ensure that they serve the interests of the organisation and stakeholders. Biennial studies will review the status and the strength of our stakeholder relationships against this baseline. The next review will be conducted later in 2020.

This section should be read in conjunction with that on Social upliftment and community development.

Sibanye-Stillwater Integrated Annual Report 2019	42

Status of key stakeholder relationships – 2019

Stakeholder, nature of relationship and link to material risk	Form and frequency of engagement	Material topics for engagement	Our strategy to enhance the quality of our relationship

COMMUNITIES

In South Africa: Cordial

Understanding the needs of our communities and the challenges they face is key in enabling us to deliver on our purpose, ensuring that our mining improves lives.

Although interactions and relationships are generally cordial, they are dynamic and depend on the socio-economic and political context that drives issues in local communities.

● All five community engagement forums meet quarterly, or as required ● Community complaints hotline ● Workshops ● Open days ● Written communication (reports and letters)

●   Perceived lack of engagement by Sibanye-Stillwater and a failure to respond to community grievances

●   Specifically, misperceptions relate to procurement, recruitment, environmental issues, care and maintenance, and socio-economic development programmes

●   We are working to establish and maintain open and reliable channels of communication

●   An issues resolution framework has been created, aimed at ensuring communities are easily able to contact Sibanye-Stillwater and report their concerns and that these concerns are resolved speedily. The framework includes a complaints procedure, a hotline, a complaints register to capture every issue or complaint received, and to record its resolution (within a stipulated turnaround time) and feedback provided.

• Employment, enterprise and procurement opportunities (access to business opportunities)

●   Engagement on local employment and procurement is a priority. Engagement covered explanations of medical fitness requirements, among others, for successful job applications

●   In line with our enterprise and supplier development strategy, we conducted the following in 2019:

-
In support of our inclusive procurement strategy, we have introduced Coupa a procurement tool to improve the supplier registration process and sourcing with our local suppliers.
Our tenders are also being advertised on our website to share the opportunities
-
●   There is also additional support provided by enterprise development centres in Welkom, Westonaria, Carletonville and Rustenburg. We also have two satellite centers in Theunissen and Mooinooi

● Life after mining – community development, including education and skills development

●   Social closure framework and socio-economic programme plans were finalised in 2019 and planning for the related stakeholder engagement began. This framework and the related plans go beyond mining

●   In developing these plans, we will collaborate and strategise with municipalities, district and local, to identify economic activities that will endure post-mining. The plans, which align with regional Integrated Development Plans

Sibanye-Stillwater Integrated Annual Report 2019

Stakeholder, nature of relationship and link to material risk	Form and frequency of engagement	Material topics for engagement	Our strategy to enhance the quality of our relationship

(IDPs), will be driven and owned by the municipalities

●   The community development projects detailed in our SLPs, together with education and skills development, are agreed in consultation with communities and local and district municipalities. These projects aim to reduce communities’ dependency on mining operations and to create alternative sustainable economic activity

● Illegal mining and its effects on employee health and safety

●   Regular engagement with government and community leaders addresses the impact of illegal mining. In addition, we have conducted extensive awareness campaigns internally. For more on our efforts to combat illegal mining, see the fact sheet: Combatting illegal mining at the SA operations

		● Land required for housing and alternative, sustainable economic activities	● Land has been donated for agricultural and other purposes. We are also in discussions with several municipalities on possible land donations
● Marikana community issues

●   A committee has been set up to identify and manage issues reported by the Marikana community. Given the complexity of issues and sensitivities, continued, respectful and honest engagement will be critical (see Stakeholder engagement at Marikana)

In the United States: Constructive

At our US PGM operations, community engagement is governed by the Good Neighbor Agreement (GNA), which provides an innovative framework for the protection of the natural environment and social co-existence while encouraging responsible economic development.

Related risk: 2

Related strategic focus For further detail on community engagement and community-related activities,

	● Good Neighbor Agreement community organisations	● Independent water monitoring and assurance plan

●   We are amending our Good Neighbor Agreement with the addition of an Adaptive Management Plan, which will trigger Company actions in response to water quality metrics that are more stringent than required by state and federal law. Mitigation activities will be triggered even when levels of water contaminants are well below state and federal trigger limits. It provides a proactive method for catching potentially impacted areas much earlier than under state and federal law

		● Proposed expansion of future waste rock and tailings storage capacity at Stillwater and East Boulder	● All related planning, design and permitting is being undertaken in collaboration with concerned stakeholders and our Good Neighbor partners

Sibanye-Stillwater Integrated Annual Report 2019

Stakeholder, nature of relationship and link to material risk	Form and frequency of engagement	Material topics for engagement	Our strategy to enhance the quality of our relationship
see Social upliftment and community development.

Employees

Constructive/Cordial

Constructive engagement with employees ensures their buy-in to our purpose and values, and that they are motivated and committed to delivering on our operational plans and strategy.

Related risks: 2, 4, 5

Related strategic focus areas: 1, 6

For more employee related information, see Empowering our workforce

	● Face to face engagement/meetings ● Company briefs ● Text messages ● Podcasts	Group-wide: ● Creating a values-based organisational culture

Group-wide:

●   The Group-wide cultural growth programme was launched in November 2019. Its aim is to unite and align all people across all operations and continents, our behaviours and actions behind a shared, inclusive values-based culture. Such a culture will enable us to better deliver on our purpose to improve lives

In South Africa:

●   Strike at gold operations

●   Wage negotiations at SA PGM operations

●   A concerted effort at relationship building with employees at Marikana

●   In addition:

●   Regular communication to explain business plan, key decisions, policies and procedures across the Group

●   Ongoing communication and events around the importance of safety in the workplace and safe behaviour

In South Africa:

●   Extensive work was undertaken to rebuild relationships and team spirit at the gold operations after the five-month strike. Communication became more proactive, regular and open focusing on safety, production and our people, with our values as the common thread throughout. The number of senior management visits to the operations increased, mass meetings became regular events rather than ad hoc, and feedback platforms were established. Our safety hotline became a feedback mechanism for issues other than just safety

●   Briefing sessions and several engagements on various aspects of the Sibanye-Stillwater Group were held with the Marikana employees after the acquisition became effective in June 2019

In the United States: ● Employee engagement survey

In the United States:

●   An employee engagement survey was conducted in 2019. Each leader will receive feedback on their area of responsibility to help them assess what can be done better, what should be stopped or continued. Leadership analysed survey results and held collaborative sessions with a broad range of employee groups

● Employee appreciation days

●   All employees and their families or guests were invited to an open day at each of the three operating sites in August/September. Employees were able to take their families to our underground and surface operations. This event fostered great employee pride and better understanding of employee work environments for family and friends

Sibanye-Stillwater Integrated Annual Report 2019	45

Stakeholder, nature of relationship and link to material risk	Form and frequency of engagement	Material topics for engagement	Our strategy to enhance the quality of our relationship

ORGANISED LABOUR (UNIONS)

In South Africa: Cordial

Unions are recognised as primary stakeholders and our partnership with them is critical to sustained operations.

The National Union of Mineworkers (NUM), the Association of Mineworkers and Construction Union (AMCU), Solidarity and UASA

●   Formal meetings take place in terms of an agreed diary

●   National Leadership Forum and regional meetings occur quarterly

●   Monthly shaft and plant meetings with the local union branch are held

●   Quarterly social and labour plan forum; future forum

●   Safety summits

● Strike at gold operations

●   Intensive negotiations involving open and robust engagement were held with all unions and in particular with AMCU early in 2019. These negotiations aimed at bringing to an end the strike at our gold operations and to resume normalised operations

●   Following the strike, engagement aimed to restore cordial employee relations and trust at the gold operations

●   SLP Forum (unions reps and management) has been provided with capacity building on legal requirements pertaining to SLP and Mining Charter 2018, including associated risks on contraventions

● Wage negotiations for the Rustenburg and Marikana PGM operations

●   Three-year wage agreements were concluded following constructive negotiations. The wage agreements, signed with the representative unions – AMCU at Marikana and AMCU and UASA at Rustenburg – cover the period to 30 June 2022

●   Section 189A consultations on restructuring and potential retrenchment and loss of 5,270 jobs at Marikana. The six-month moratorium on forced retrenchments imposed by the Competition Commission Appeal Court lapsed on 7 December 2019

●   Ongoing financial losses at Marikana combined with certain shafts having reached the end of their economic reserve lives resulted in the closure of three shafts. Following consultations with affected stakeholders, a number of jobs were secured with 1,142 full-time employees ultimately retrenched and contractor numbers reduced by 1,709

In the United States: Constructive

The US PGM union – United Steelworkers (USW) are a key part of the success to our business, safe production and all stakeholders.

Company and labour have a strong partnership at all three Montana operations sites

Related risks: 2, 4, 5

Related strategic focus areas: 1, 6

For more employee related information, see

●   Monthly Union and Company (MUC) meetings are held with the union and company representatives to discuss business updates, issues, concerns and other items key to maintaining open communications with the union. These are held at all three sites

●   Monthly Joint Safety and Health meetings (JHSC) are held with union safety representatives and company representatives to discuss safety updates, strategy, concerns and incidents. These are held at all three sites

●   Wage negotiations for Stillwater and the Columbus Metallurgical Complex

●   Wage reopener at the East Boulder in December 2017

●   Other less critical risks include a National Labor Relations (NLR) Board charge, which could occur if representatives of the company violate a NLR federal law or act on certain activities without informing the union

●   informing the union

●   The latest five-year wage contract was negotiated in a short six-day window in April 2019. We have an agreement through to 31 May 2024

●   A wage reopener was negotiated at East Boulder in December of 2017 and an extension of four years to the labour contract was agreed to until 1 January 2022

●   Continual training and education of top management through front line supervision as to US labour laws and proper action and response are ongoing at the Montana US operations

Sibanye-Stillwater Integrated Annual Report 2019

Stakeholder, nature of relationship and link to material risk	Form and frequency of engagement	Material topics for engagement	Our strategy to enhance the quality of our relationship
Empowering our workforce
INVESTORS AND CAPITAL PROVIDERS Constructive Related risks: 1, 3, 4, 6, 7, 8,10 Related strategic focus areas: 2, 3, 4, 5	● Investor meetings – one-on-one and group ● Telephone and conference calls ● Conferences ● Formal, regular reporting ● Company and regulatory announcements

●   Deleveraging of the Group’s balance sheet during 2019

●   Safety and ESG performance

●   Policy and political uncertainty in SA

●   Resolving the gold strike and settling wage agreements for both SA gold and SA PGM operations (Rustenburg and Marikana during 2019)

●   Views on sustainability of the higher palladium and rhodium prices – compared to our view on PGM market fundamentals

●   Understanding the dividend policy and view on any future acquisitions

● Investors received regular updates relating to the now resolved gold strike and wage negotiations at the time. All other material matters were also communicated, over and above results updates
suppliers Constructive/cordial Related risk: 1 Related strategic focus areas: 1, 2	● Continuous engagements through written media (email/letters) as well as workshops

●   In South Africa, engagement with suppliers focuses on black economic empowerment (BEE) credentials

●   Sibanye-Stillwater has requested our non-compliant suppliers to share their transformation plans and to include our communities in their plans.

●   In the US, we continue to educate contractors and suppliers on their responsibility to comply with provisions of the Good Neighbor Agreement when doing business with the Company.

● We require our suppliers to honour our Code of Ethics and encourage them to improve their BEE credentials

Sibanye-Stillwater Integrated Annual Report 2019	47

Stakeholder, nature of relationship and link to material risk	Form and frequency of engagement	Material topics for engagement	Our strategy to enhance the quality of our relationship

GOVERNMENT AND REGULATORS (including environmental-related engagements
(national, state and provincial)

Constructive

South Africa: government departments include the Department of Mineral Resources and Energy (DMRE), Department of Water and Sanitation (DWS), Department of Environment, Forestry and Fisheries (DEFF), Department of Labour (DOL), among others

Related risks: 2,4, 5, 6

Related strategic focus area: 6

●   Monthly and quarterly meetings held with various government departments

●   Ad hoc meetings when the need arises

●   Written reports

●   Engagement with government is also conducted through industry bodies (see below)

●   Main topics of discussion with national and provincial government relate to:

●   SLPs and Mining Charter implementation – directives issued when SLP commitments not met

●   Pending environmental legislation

●   Instability in mining communities

●   Internally, we conducted 10 capacity building workshops in SA at the various operations on implementation and reporting on the regulatory requirements relating to the Mining Charter 2018 and related SLPs to create alignment across the company and with the regulator

●   Ongoing progress is being made to improve respectful relationship with government

●   US PGM leadership meets routinely with the Montana federal congressional delegation, as well as with state and local elected officials and state and federal regulators in a variety of capacities to ensure our elected officials understand our business direction, needs, and vision, including our focus on environmental collaboration

●   In 2019, the US PGM operations worked with federal, state, and local elected officials and regulators on a variety of topics, including a new Montana rule on numeric nutrients standards, changes to Montana law that would affect water discharge rules and proposed changes to federal mining law, as well as a think-tank discussion with environmental NGOs and other interested parties

Sibanye-Stillwater Integrated Annual Report 2019	48

Stakeholder, nature of relationship and link to material risk	Form and frequency of engagement	Material topics for engagement	Our strategy to enhance the quality of our relationship
GOVERNMENT (local municipality) Cordial Related risks: 2,4, 5, 6 Related strategic focus area: 6

●   Local government participates in the community engagement forums (see Communities above)

●   Direct engagement with local and municipal government via formal meetings

●   Monthly and quarterly letters and reports

●   Ad hoc meetings when the need arises

● Key issues with municipalities relate to service delivery, social and labour plans, environmental and land issues

●   Continuing engagement with municipalities in our operating areas to co-ordinate and collaborate on local economic development (LED) requirements and planning. The company works with LED offices of all the municipalities on the delivery of SLPs

Non-governmental organisations (NGOs), COMMUNITY- AND FAITH-BASED ORGANISATIONS In South Africa: Cordial In the United States: Constructive Related risk: 2 Related strategic focus area: 6

●   Much of this engagement is via meetings and letters

●   Certain NGOs and civil organisations are members of the community engagement forum which meets quarterly

●   Ad hoc meetings are held when the need arises

At the South African operations:

●
Tailings facilities management

●   Health and safety support for HIV screening and testing for our workers and community members

●   SLP delivery, human rights issues and environmental issues

●   A formal response submitted to the Church of England following their request for information on our tailings management systems and processes

●   Engagement with local NGOs on socio-economic challenges in mining communities with a view to collaborating on sustainable solutions

●   The relationship with international NGOs and lobby groups that focus on historical issues in South Africa remains robust on social and environmental issues. Engagements continue to find common ground on social development and programmes supporting social cohesion

		At the US PGM operations: ● Continued progress with the Good Neighbor groups on the company’s Emergency preparedness plan	● Collaborative discussions have led to a draft plan for communicating the Emergency Preparedness Plan to potentially affected parties and local communities

TRADITIONAL LEADERS

Constructive/cordial

Traditional leaders are part of community leadership structures and some have leased their land to Sibanye-Stillwater to enable us to conduct our business

Related risk: 2

Related strategic focus area: 1

●   Annual meetings with traditional leaders in labour-sending area

●   Quarterly meetings with leaders in areas of operation

●   Ad hoc meetings when required

●   Local traditional leaders participate in the community engagement forums which meet quarterly

● Social and labour plans ● Job security ● Health and social impacts of mining on host communities in relation to ex-miners

●   The company presented the operational issues to raise awareness of business issues and challenges that impact jobs

●   An awareness programme to ameliorate these impacts in terms of post-employment benefits will be rolled out in 2020

Sibanye-Stillwater Integrated Annual Report 2019	49

Stakeholder, nature of relationship and link to material risk	Form and frequency of engagement	Material topics for engagement	Our strategy to enhance the quality of our relationship
Customers Constructive Related risk: 1 Related strategic focus areas: 2, 6

●   Regular emails, meetings and telephonic engagements on an ongoing basis

●   Engagements with NGOs (such as Drive Sustainability) who are concerned with responsible sourcing of materials that are used in cars

● Legacy social issues at the Marikana operations ● Production and metal supply, including any disruptions or potential disruptions to supply ● Responsible sourcing of platinum and palladium

●   A Together for Sustainability (TfS) external audit, witnessed by BASF, was conducted in January 2020 at the Marikana operations

●   Hosted customer visits to our mines and precious metals refinery during 2019 and early 2020

INDUSTRY BODIES AND ASSOCIATIONS Constructive Related risk: 2, 5 Related strategic focus areas: 2, 6	● Emails and meetings on a scheduled basis including Board or Council representation ● Quarterly meetings with the International Platinum Association (IPA)

In South Africa:

●   The Minerals Council engages in advocacy with national government and other stakeholders on behalf of its members on pertinent issues such as minerals regulation, legacy matters and illegal mining

In the United States:

●   the National Mining Association and the Montana Mining Association engage in advocacy on behalf of their members

Internationally:

●   Engage with the World Gold Council, the ICMM, IPA, The Global Authority for Precious Metals (LBMA), International Precious Metals Institute (IPMI) (US PGM ops) and London Platinum and Palladium Market (LPPM) to promote the industry and the market for precious metals and to ensure we are aligned with best ESG practice globally

●   The business associations of which we are members regularly receive strong mandates from their members with respect to the handling of strategic issues. As a member, we participate in endorsing the strategies and operational priorities addressed by the respective business associations.

We also engage with other entities such as the media, on which we rely as a conduit for our messaging, and to amplify and support engagement with other stakeholders.

Stakeholder engagement around Marikana

Constructive, positive engagement with stakeholders related to the Marikana operations is crucial to the successful integration of the Marikana operations (previously Lonmin). This is especially so as the shadow cast by the Marikana tragedy of 2012, remains. The complex stakeholder environment has been compounded by previous poor operational performance (on the part of Lonmin) resulting in delays in delivery on SLP commitments and non-delivery on unaffordable commitments. We are committed to building new or supplying existing houses for the widows of employees who died during the Marikana tragedy.

There were several conditions to the Lonmin acquisition to which Sibanye-Stillwater has committed. These are to:

● establish a community engagement forum with the traditional authority and certain local NGOs – these are ongoing

Sibanye-Stillwater Integrated Annual Report 2019	50

● honour all existing contracts with community-based suppliers (see below)

● understand our delivery obligations on agreed SLP commitments (see below)

● conduct a feasibility study for a regional agri-industrial project

A dedicated stakeholder engagement model has been designed for and implemented at the Marikana operations. To support this model, a stakeholder segmentation exercise was conducted to identify and categorise stakeholders. The Stakeholder Integration Sub-Committee (a sub-committee of the PGM operations management committee) was formed in late July 2019 to ensure a thorough understanding of the issues, and a considered and integrated approach was developed to address issues identified. The committee will manage and resolve integration issues and provide a platform for developing clear, structured communication.

The most significant of these issues relates to procurement. Currently, around 900 commercial contracts with community-based suppliers exist, some of which will soon either expire or come up for renewal. Sibanye-Stillwater is committed to honouring all existing contracts on a commercial basis and an enterprise and supplier development (ESD) strategy that prioritises local procurement spend as approved by the Executive Committee in November 2019.

However, certain high-value commercial contracts with community-based suppliers have been jeopardised by poor operating performance. With the planned closure of non-performing shafts, even those community-based suppliers whose contracts are retained will experience reduced demand for their services and a decline in income. We acknowledge the need to enhance and develop supplier capacity. To ensure that a meaningful supplier development programme is in place, the business incubator programme provided by Black Umbrella in place in Mooinooi will be maintained.

We expect the transition period around shaft closures to last around six months during which time the change and uncertainty may cause some tension with stakeholders in a highly volatile environment. A carefully considered mitigation plan is being implemented to ensure that stakeholders are engaged throughout the transition and to help them navigate, understand and tolerate the changes, and to develop trust in Sibanye-Stillwater.

There are extensive SLP commitments to be delivered on by 2020 to meet stakeholder expectations and maintain the mining rights for the Marikana operation. Delivering on these commitments will help to build on our credibility and trust with stakeholders, both regionally and nationally. While plans are underway to fast track delivery, oversight and close management will be important to ensure implementation is of the expected quality, and that there are no unforeseen delays or additional costs.

The high unemployment rate in the greater Rustenburg region, due in part to the decline in mining activity in the region, has been exacerbated by a lack of economic diversification. There is significant pressure on operating mines to provide employment and procurement opportunities. This makes management of planned shaft closures and associated retrenchments even more complex. A dedicated co-ordinated plan has been compiled to communicate the business rationale for shaft closures and retrenchments, to engage with community leaders on their fears and concerns, and to manage media and NGO responses.

A relationship agreement was entered into between the Marikana operations and the Bapo Ba Mogale traditional authority, which includes the traditional council and other governing entities as well as the authority’s investment wing. The relationship with the Bapo Ba Mogale requires significant investment to establish trust and build long-term stability. There are both formal and informal relationships, all of which must be considered in the design and implementation of a stakeholder engagement strategy.

The proposed engagement strategy will address three key elements to inform stakeholder communication over the next year or so:

● gaining an understanding of stakeholder issues and building rapport, credibility and goodwill with stakeholders

● engaging and consulting with stakeholders on integration and transition issues and mitigating any fallout

● reviewing SLP projects as well as their estimated cost and impact, accompanied by key stakeholders messaging

PURSUING OPPORTUNITIES AND MANAGING RISK

OUR APPROACH

Sibanye-Stillwater’s profile of risks and opportunities has evolved substantially following our entry into diversified commodity markets and jurisdictions. This diversification has given us exposure to global PGM markets where, in contrast to the relatively stable gold market, the demand for commodities may be subject to dynamic shifts in the medium term as the application environment for the minerals that we produce evolves. Linkages between the strategic growth trajectory of our business and development of our strategic risk and opportunity profiles have been reinforced by integrating our strategy development and risk management processes. In deriving our strategic risk profile, our risk management approach and related systems and processes consider the risks and opportunities arising from the internal and external environments within which Sibanye-Stillwater operates and which can potentially impact our ability to deliver on our strategy and related strategic objectives. See Our external operating environment. These risks and opportunities are assessed, evaluated, controls identified, and additional mitigating actions developed where required to acceptably manage identified risks and to act on potential opportunities. Identified risks are monitored and reviewed on a continuous basis to address developments as they occur in either the external or internal environment. This enables timeous and appropriate decision making in an environment characterised by an ever-increasing rate of innovation and developments in response to internal and external risks and the pursuit of opportunities. Our risk management process is based on the ISO 31000 Risk Management: Principles and Guidelines, COSO Enterprise Risk Management and King IV.

Risk management is a key governance functional area. The Risk Committee, whose membership comprises a substantial majority of independent non-executive directors, oversees risk management on behalf of the Board, which has ultimate responsibility. The committee evaluates and oversees

Sibanye-Stillwater Integrated Annual Report 2019	51

the implementation of approved risk management processes and controls to identify, monitor, mitigate, report and escalate risks and to act on opportunities identified. The committee formally reviews and approves the group strategic risk register twice a year.

INCLUSION OF LONMIN

The integration of Lonmin (the Marikana operations) into Sibanye-Stillwater’s SA PGM operations included the active identification and management of possible related risks. The due diligence conducted prior to its acquisition investigated potential impacts and risks. A further process to identify integration risks was implemented immediately after the integration process began. An integration risk register was maintained on an online portal and managed by the integration steering committee and various other teams within the organisation on an ongoing basis.

IDENTIFYING AND MANAGING OUR MATERIAL OPPORTUNITIES

In reviewing and developing our strategy and identifying potential risks, we simultaneously consider and prioritise material opportunities.

At an operating level, our strategy incorporates opportunities for enhancing operational effectiveness and business improvements to yield improved safe production results and reductions in the unit costs of mining. At Group level, broader and longer-term strategies are explored, including possible developments relevant to the commodity markets in which we operate and other opportunities which may result in the emergence of attractive commodity segments as extensions of our business. Our acquisition of SFA (Oxford) early in 2019 represents a strategic decision to broaden our commodities intelligence platform.

Our top opportunities
1	Energy and transport, climate change and atmospheric pollution – opportunities for PGMs
2	Commodities and the global economic outlook
3	Strategic partnerships
4	South Africa discount
5	ESG opportunity
6	Digitalisation and technological advances
7	Operating segment specific opportunities

1. Energy and transport, climate change and atmospheric pollution – opportunities for PGMs

Meeting the world’s energy requirements and transportation needs while simultaneously reducing carbon emissions and other forms of atmospheric pollution has triggered a rapid evolution in energy generation and power trains, with energy storage expected to become an increasingly important feature of renewable energy systems to support their increasing penetration into the global energy generation mix. While conventionally powered transportation based on internal combustion engines with ever more exacting emissions specifications is expected to sustain and increase demand for PGMs in the short to medium term, the mineral requirements of emerging technologies will not only create new applications for PGMs, many of which will be linked with the hydrogen economy, but will also open new opportunities for alternative minerals, particularly those associated with battery technologies. Sibanye-Stillwater maintains strategic intelligence on emerging developments to optimise our position in relation to rapidly evolving commodity requirements and associated opportunities expected to arise.

2.Commodities and the global economic outlook

We are gaining increasing confidence in gold as a key commodity in an interest rate tightening cycle coupled with an increasingly turbulent geopolitical environment and threats to world economic growth such as the outbreak of COVID-19. This creates potential for the recent trend of global gold consolidation to continue in the quest for further value creation. While increased economic turbulence and a potential slowdown in global economic growth may adversely affect demand for PGMs as a result of tighter global emissions requirements requiring increased PGM loadings in the absence of alternatives is expected to sustain strong demand. Managed substitution of palladium by platinum may secure a market demand balance more consistent with the supply ratios as mined, promoting greater market stability and sustainability.

3. Strategic partnerships

Strategic partnerships to ensure the ongoing delivery of value from non-core assets have advanced significantly. Partnerships with DRDGOLD, Generation Mining and Aldebaran Resources afford potential for Sibanye-Stillwater to retain a participation interest in business opportunities that would be non-core if conducted directly by our company, with a consequent failure to derive the full commercial value that could be realised and to distract management attention from our core operations. We will look to expanding the scope covered by such associations and that would allow us to participate in activities that rely on specialist competency and are complementary to our own core operations. In particular, the partnership with DRDGOLD has substantial scope to expand the environmental clean-up conducted on a commercially smart basis to remediate the legacy deposition

Sibanye-Stillwater Integrated Annual Report 2019	52

practices that were prevalent in South Africa’s mature mining industry. This would potentially allow us to partner with other interested stakeholders in the remediation of derelict and abandoned surface mine sites.

4. South Africa discount

Alleviating the South Africa discount that results in a substantial overhang on our company valuation and detracts from the cost and access to capital represents a substantial opportunity that we seek to capitalise on. As one of the most substantial private sector employers and the largest mining company in South Africa, we continue to engage government in association with organised business around the policy and regulatory framework that would restore South Africa’s ability to attract investment as the catalyst for economic growth. While the challenge of eradicating systemic and entrenched corruption is progressing slowly and the social and political dialogue continues to skirt around the imperative of competitiveness in order to appease social partners, recognition of a looming national fiscal cliff with the country’s credit rating being downgraded to sub-investment grade and creates a compelling context for review of economic policy direction. In parallel, we are also exploring corporate structuring options that would alleviate the impact of the South Africa discount on Sibanye-Stillwater’s credit rating in the investment community.

5. ESG opportunity

We recognise the ever more stringent standards for responsible mining and business conduct to which stakeholders are holding companies to account, and the trend in responsible investment to prioritise investment based on a company position in ESG indices rankings. In keeping with our purpose to improve lives through our mining, we recognise the opportunity to attract stronger support from stakeholders by demonstrating exemplary ESG performance and an unequivocal commitment to corporate responsibility. Our positioning is founded not only on how we operate but also on the uniquely beneficial impact of the commodities that we produce for society. By meeting and exceeding stakeholder ESG expectations and distinctive positioning, we aim to capitalise on the opportunity to strengthen our brand and reputation and to tap into the growing spectrum of responsible investment funds.

6. Digitalisation and technological advances

Digitalisation and the fourth industrial revolution provide a broad range of opportunities to enhance our operating effectiveness, safe production performance and to reduce operating costs. In collaboration with the University of the Witwatersrand (Wits) and through the DigiMine programme, we have piloted a range of business improvement projects on robotic process automation, advanced data analytics, management information systems and automated process control. Substantial scope remains for digitalisation to make considerably greater impact in improving the safety, productivity and cost effectiveness of our operations.

7. Operating segment specific opportunities

At the SA PGM operations, further integrating the Marikana operation by applying Sibanye-Stillwater’s operating and safety systems and practices and realising further synergies across our operations in the Rustenburg district following its operational restructuring, and improve our position on the global PGM mining cost curve. In addition, strong potential exists to optimise the use of processing, smelting and refining capacity.

At our SA gold operations, we will focus on setting up the operations for sustainable lower cost production through continuous improvement, productivity reviews, footprint optimisation and by reducing care and maintenance costs. During 2020, we expect to implement several operational reconfigurations intended to achieve a lower cost structure in future planning cycles.

Operational issues at the US PGM operations have largely been addressed with production from Blitz expected to build up to approximately 300,000 2Eoz by 2022 and the Fill the Mill project at East Boulder also on track to increase annual mined 2E production by 40,000 2Eoz by 2021, yielding total annual steady-state mined 2E production of 850,000oz at a reduced all-in cost of approximately US$650/oz.

UNDERSTANDING OUR RISKS – OUR RISK MANAGEMENT PROCESS

Our risk management process is supported by the governance structure that comprises experienced and skilled teams who are committed to the delivery of our strategic objectives.

Board

● Provides risk oversight by understanding and approving the Enterprise Risk Management (ERM) process and overseeing significant risks

● Provides oversight of the strategy and oversees the achievement of the strategic objectives

● Committees report findings to the Board

● Top Group and segment strategic risks and their mitigating factors are reported to the Board twice a year

Audit Committee

● Reviews assurances on the Group’s strategic risks

Sibanye-Stillwater Integrated Annual Report 2019	53

Risk Committee

● Provides input, guidance and oversight to the ERM process

● Reviews the Group strategic risks twice a year

● Reviews the segments’ strategic risks twice a year

Executive management

● Responsible for overall risk governance of the Group

● Provides leadership, sets the tone and influences approach to risk management

● Considers impact of external and internal environments and provides guidance on risk management

● Establishes and maintains a culture of risk awareness and commitment to Group values

● Sets strategic targets, makes key decisions and ensures ongoing measurement of progress made in achieving targets

● Defines the Group risk appetite and tolerance

● Conducts strength, weakness, opportunity and threat analyses

● Identifies risks through annual group risk workshops, risk register reviews

● Continuously reviews and monitors risks

Risk management function

● Designs and implements the ERM process

● Facilitates the Group strategic risk assessment that aligns to the critical risks to the achievement of Sibanye-Stillwater’s strategic objectives

● Conducts annual risk workshops and risk register reviews for business units to identify risks and opportunities

● Co-ordinates and collaborates and reports on Group-wide risk management

● Provides training and education on risk management framework and process

● Conducts and oversees risk awareness activities

Operating units, business units, segments and group level

● Implements and oversees daily risk management

● Assesses severity of risks identified for operating segments, other service departments and/or business units

● Conducts ongoing reviews and monitoring of risks

RISK APPETITE AND TOLERANCE

Our Group risk appetite and tolerance levels are determined, reviewed and approved annually by the Board. Continuous monitoring and assessments of their relevance are conducted, given the ever-changing economic environment in which we operate.

We define risk appetite as the extent of business risk we are willing to take to achieve our strategic objectives and attain certain financial and commercial outcomes. In determining our risk appetite, we consider revenue growth, earnings sustainability, environmental impact, employee well-being, health, safety, the environment, human resources, business plan delivery, licence to operate, ethics and governance.

Risk tolerance is defined as Sibanye-Stillwater’s readiness to bear a risk in order to pursue its strategic objectives after the risk treatment has been applied. Our strategic risks are continually monitored against the set appetite and tolerance levels to enable us to identify and manage those risks that are material to the company.

Sibanye-Stillwater Integrated Annual Report 2019	54

The Risk Committee assesses and determines risk appetite and tolerance levels annually, in line with the guidelines of the risk management framework, prior to their submission to the Board.

Sibanye-Stillwater Integrated Annual Report 2019	55

How our strategic pillars interface with our related risks and opportunities
Related risks
Strategic focus area	Direct (primary risk)	Indirect	Opportunities
2	2 – Socio-political instability in South Africa 5 – Deteriorating workforce relations and industrial unrest in South Africa	4 – Declining health and safety performance 7 – Cyber and IT risks

Enhanced employee engagement contributing towards a sustainable high performing company founded on strong principles

Attraction of positive community and stakeholder sentiment towards the company with strengthened brand equity

2	1 – Under-delivery on operational plans and market guidance 4 – Declining health and safety performance 7 – Cyber and IT risks	2 – Socio-political instability and social unrest in South Africa 5 – Deteriorating workforce relations 6 – Unreliable and unaffordable electricity	Digitalisation and technological advances Operating segment specific opportunities for improving operating effectiveness
3	3 – Adverse changes in commodity prices and exchange rates versus projections 6 – Unreliable and unaffordable electricity 8 – Inability to deleverage 9 – Inability to close operations	1 – Under-delivery on plans and market guidance 4 – Declining health and safety performance

Rising commodity prices – palladium, rhodium and gold – and the global economic outlook

Restoration of a strong dividend flow as the imperative diminishes at reduced leverage for capital allocation to reducing gross debt

4	10 – High cost of and restricted access to capital	2 – Socio-political instability in South Africa 5 – Deteriorating workforce relations and industrial unrest in South Africa 6 – Unreliable and unaffordable electricity 9 – Inability to close operations

Attraction of stakeholder support for progressive businesses that are needed to address the challenge of securing economic growth supported by meaningful transformation

Reduced competition for South African mineral resources as established operators pursue exit strategies

5	3 – Adverse changes in commodity prices and exchange rates versus projections 8 – Inability to deleverage	1 – Under-delivery on plans and market guidance 4 – Declining health and safety performance 9 – Inability to close operations 10 – High cost of and restricted access to capital	Strategic partnerships Changing energy and transport needs creating alternative demand for minerals
6	2 – Socio-political instability and unrest in South Africa 4 – Declining health and safety performance 5 – Deteriorating workforce relations and industrial unrest in South Africa		Attraction of responsible investment that recognises ESG excellence Credibility with all stakeholders attracting broad-based support for the company’s operations

Sibanye-Stillwater Integrated Annual Report 2019	56

SIGNIFICANT EMERGING RISKS

The evolution of possible key emerging triggers which that may cause a re-evaluation of the likelihood and consequence of the risks that have been identified:

● Coronavirus (Covid-19) – contributes towards certain of the identified risks (1, 3 and 8 in particular) as a trigger for disruption to operations (outbreak of disease within our operating footprints or disruption in our supply chain for critical resources) and global economic slowdown

● Global recession - represents a key trigger for our commodity price and exchange rate risk (3) and has Covid-19 as a key element in its own chain of causation

Sibanye-Stillwater Integrated Annual Report 2019	57

TOP 10 GROUP RISKS: DESCRIPTION, LIKELY IMPACT AND RELATED MITIGATING ACTION

The top 10 group strategic risks have been ranked according to their residual risk and potential to negatively impact our ability to deliver on our strategic objectives. The residual risk ranking is based on exposure levels after mitigating action and controls have been applied, depending on the potential severity of impact and the potential likelihood of the risk occurring.

TOP 10 GROUP RISKS: DESCRIPTION, LIKELY IMPACT AND RELATED MITIGATING ACTION

1	Under-delivery on plans and market guidance – delivery on production volumes and unit cost falling short of commitments

Type of risk and strategic impacts	Underlying vulnerabilities	Triggers
Strategic objectives affected: Directly: 2 Indirectly: 3,5

● High fixed costs

● Dependence on key infrastructure

● Deterioration of cash flow

● Cash flow generation from operations

● Highly leveraged and marginal due to strong rand and or low commodity prices

● Volatile commodity pricing

● Organised labour disruptions

● Disengaged employees

● Lack of mining flexibility and technical complexity (e.g. seismicity)

● Stretched or ambitious planning required to deliver profitable performance under tight commodity economics

● Orebody information (mineable volume and grade) subject to uncertainty

● Major critical infrastructure unavailability

● Electricity supply disruption

● Production interruptions arising from safety incidents

● Additional operating segment specific factors unpacked in operating segment risk registers

Consequences	Current controls	Planned control enhancement

● Low morale

● Job losses

● Unable to retain key employees

● Loss of revenue

● Reduced cash flow

● Inability to repay debt and covenant breach

● Inability to raise equity capital

● Loss of investor confidence

● Downscaling and asset restructuring

● Domino effect as downscaling passes fixed costs on to other operations

● Reputational impact

● Failure to meet stakeholder expectations

● Deterioration of stakeholder relationships

● Difficulty delivering on community programmes

● Operational monthly, quarterly and yearly planning process – realistic targets – flexibility

● Detailed capital planning and scheduling

● Operational monthly business review process

● Quarterly operating segment reviews

● Recovery planning to address production shortfalls

● Quarterly Board reviews and oversight of operational performance

● Operating model

-
Organisational structure strengthened leadership capacity for focus on operations management at segments, business units and shafts
-
Strong segment operational leadership
-
Role clarity
-
Competent people

● Change management capability

● Business interruption insurance

● Promotion of values-based decision making ● Organisational culture growth ● Operating segment specific controls to address factors causing production interruptions

Legend:

Operational        Economic        Financial        Social

Sibanye-Stillwater Integrated Annual Report 2019	58

2Socio-political instability and social unrest in South Africa causing business disruption

Type of risk and strategic impacts	Underlying vulnerabilities	Triggers
Strategic objectives affected: Directly: 1 Indirectly: 2,4

● Historical area of exploitation by individuals and interest groups

● SA clash of vested interests

● SA high crime rates, rampant organised criminal activities, Illegal and artisanal mining

● Failures in municipal service delivery

● Unrealistic community expectations from business

● Prevailing community expectations not aligned to current SLP delivery, and/or Corporate Social Investment initiatives

- Inability to sustain local economic development projects

● Perception that SLP requirements and community spending not being met

● Social upliftment agenda hijacked by socio-political interests

● Community activism

● Dysfunctional local government and inability to deliver basic community services

● Dire poverty

● High unemployment in South Africa

● Traditional leadership inhibiting flow of benefit to community members

Consequences	Current controls	Planned control enhancement

● Business and operational disruptions resulting in inability to deliver on operational plans

● Safety and security compromised

● Increased costs

● Negative impact on employee morale

● Reduced cash flow

● Mining licence uncertainty

● Company expected to compensate for local government shortcomings by providing social infrastructure

● SLP pressure and costs

● Reputational impact

● Stakeholder engagement

● Security Interaction/Intelligence, and Stabilising Plans and Protocols

● Public relations campaign

● Investment in local economic development

● Concentric Alliance Community Compact

● Influence and involvement in the Minerals Council

● Central engagement forum

● No cross-subsidisation

● Creation of deliverable SLPs Revised procurement capacity

● Geographical and commodity diversification

● Re-based relationships with local stakeholders

● Appropriate prioritisation of social implications in business decisions

● Development of inclusive socio-economic development strategies for the areas where we operate subscribed to by all stakeholders

Legend

Operational        Economic        Financial        Social

Sibanye-Stillwater Integrated Annual Report 2019	59

3Adverse changes in commodity prices and exchange rates versus projections

Type of risk and strategic impacts	Underlying vulnerabilities	Triggers
Strategic objectives affected: Directly: 3 Indirectly: 5	● Mature orebodies with limited flexibility to adapt to a different economic context ● Difficult to plan confidently ● Short-term decisions may impact future sustainability of operations

● Economic downturn (e.g. local, national, global) affecting global automotive demand

● Decreasing metals demand leading to decreasing metal sales prices

● Aggressive competitor strategic actions causing supply demand imbalances

● US/China trade wars – global evolution of trade treaties – Brexit - escalating conflicts

● Demonisation of diesel power trains resulting in platinum demand downturn - anti-diesel movement

● Transport emission standards

● Policies across major economies on hydrogen infrastructure and fuel cell emergence

● Political direction of South Africa and ability to recover from the downgrade to a sub-investment credit rating

● Adverse exchange rate movements - false sense of security of strong ZAR

Consequences	Current controls	Planned control enhancement

● Decrease in revenue

● Increase in unit costs

● Low/negative cashflow

● Decreased business unit profitability resulting in potential

● Retrenchments - job losses, potential layoffs

● Cessation or downscaling of mining operations

● Elevated social instability in the areas surrounding mining operations

● Lack of capital investment for organic growth

● Increase in capital projects expenditure due to stop/start decisions

● Inability to deleverage - increased leverage

● Covenant breach

●
Equity issuance
●
Reputational impact

● Decreased share valuation

● Inability to execute growth strategy

● Operational planning optimised to sustain profitability

● Capital project optimisation and scheduling

● Commodity and geography profile drawing on individual commodity and currency counter-cyclicity (though effectiveness not ideal with SA and PGM dominant)

● Securing strong ESG credentials to sustain global confidence in commodity supply chains as a boost to demand

● Advocacy for PGM intensive technology as the preferred pathway for addressing priority global issues

● Securing position towards the lower end of global cost curves (focus on safe production) to weather period until commodity supply demand balance restored

● Specialised intelligence on commodity and financial markets through SFA (Oxford)

Legend:

Operational        Economic        Financial        Social

Sibanye-Stillwater Integrated Annual Report 2019	60

4	Declining health and/or safety performance – safety performance not meeting expectations or aligning with the Group’s safe production approach

Type of risk and strategic impacts	Underlying vulnerabilities	Triggers
Strategic objectives affected: Directly: 2 Indirectly: 1,3,5

● History of two anomalous multiple fatality events in 2018 creates elevated reputational consequences for any perceived safety shortcomings

● Potential desensitisation to events may influence attitudes to safety

● High risk behaviour by employees

● Disregard for rules and procedures by some underground employees

● Non-alignment with values and culture for health and safety by some employees

● Technical complexity and depth of operations

● Labour intensive operations

● Narrow nature of the ore body

● Mature mines

Consequences	Current controls	Planned control enhancement

● Increase in fatalities

● Increase in serious injuries

● Negative reputational impacts

● Reduced employee morale and engagement

● Adverse relationships with stakeholders (customer, organised labour, shareholders, community)

● Operational / business disruption resulting:

-
in loss of production
-
increased expense
-
negative impact on sustainability of operation
-
Increased regulatory and stakeholder scrutiny

● Legal consequences

● Fines and penalties

● Mine health and safety management system

● Safe operating standards and procedures

● Appropriate safety function

● Board sub-committee providing oversight

● Employee training and awareness

● Behavioural intervention

● Appropriate appointments with specified health and safety responsibility and accountability

● Safety campaigns

● Safety rewards and recognition (and consequences for poor performance)

● Participation in industry safety bodies

● Auditing for compliance to safety standards

● Seismic monitoring systems

● ISO 45001 Occupational Health and Safety Standard implementation

● Intensified behavioural intervention

● Operating segment specific controls to address root causes of safety incidents

● Culture growth programme

● Values based decision making

● Critical controls implementation

● Enhanced risk management processes, including the roll out of the bow-tie methodology

Legend:

Operational        Economic        Financial        Social

Sibanye-Stillwater Integrated Annual Report 2019	61

5	Deteriorating workforce relations causing industrial unrest and compromised employee engagement, strike or other industrial action

Type of risk and strategic impacts	Underlying vulnerabilities	Triggers
Strategic objectives affected: Directly: 1 Indirectly: 2,6

● Unionised workforces across all operations

● Inter-union rivalry and militancy

● Destructive nature of SA unions

● Politicisation of union activities

● Lack of alignment and mistrust between the organisation and the unions

● Societal inequality in SA and unmet expectations of economic freedom under democracy

● Large labour force (>80,000 people
and growing)

● Under delivery on SLPs

● High/excessive community expectations

● Legacy perspectives of business as exploitive capital

● Unresolved grievances and disputes

● Unrealistic demands and particularly wages

● Major safety incident

● Increasing negative safety performance

● Inter-union rivalry and violence

● Downscaling of operations

● Community unhappiness negatively impact employee sentiment towards the company

Consequences	Current controls	Planned control enhancement

● Loss of production efficiency

● Negative impacts on employee morale, engagement, productivity and accountability

● Employee safety and possible loss of lives

● Reputational damage with stakeholders

● Property damage

● Job losses

● Unrealistic wage demands

● Employee relations structure providing for capacity to manager employee issues

● Collective agreements

● People Advisory Committee

● Whole health action management training programme (WHAM)

● Benchmarking/competitive wages and benefits (US)

● Direct employee communication

● Community outreach programmes

● Diversification into different metals to contain the risk exposure to one metal

● Effective security function

● Influence and involvement in the Minerals Council

● Insurance policies in place (SASRIA and Gross profit)

● Re-based relationships with organised labour

Legend:

Operational        Economic        Financial        Social

Sibanye-Stillwater Integrated Annual Report 2019	62

6Unreliable and unaffordable electricity (SA)

Type of risk and strategic impacts	Underlying vulnerabilities	Triggers
Strategic objectives affected: Directly: 3 Indirectly: 2

● SA gold operations and SA PGM operations are energy/electricity intensive

● No near-term alternatives to Eskom power supply – inflexible national electricity regulation

● Dependency on ageing electricity (third party) infrastructure

● Limited efficiency improvement opportunities

● Eskom debt service costs, productivity and input costs

● Eskom fixed costs excessive with national power requirements lower than anticipated due to low GDP growth

● Eskom operations management quality

● Unavailability of generating plant (Eskom and other sources) arising from breakdowns and other factors

● Obstacles to establishment of private power generation

Consequences	Current controls	Planned control enhancement

● Safety and security of employees

● Safety and security of infrastructure

● Operational disruptions, Eskom impact on gold production (Level 4)

● Operational costs increase

● Increased costs and margin reductions

● Decreased profitability in operations

● Loss making business units resulting in possible downscaling or cessation of operations

● Large-scale job losses

● Loss of investor confidence

● Impact on operations, investors’ perspective, reputation, business disruption

● Emergency generators in place

● Representations to the regulators on price increase impacts

● Electricity efficiency projects

● Optimise usage of electricity

● Load shedding controls

● Bankable feasibility on solar project

● Implemented processing alternatives

● Energy monitoring and management systems

Legend:

Operational        Economic        Financial        Social

Sibanye-Stillwater Integrated Annual Report 2019	63

7Cyber and IT risks

Type of risk and strategic impacts	Underlying vulnerabilities	Triggers
Strategic objectives affected: Directly: 2 Indirectly: 1

● IT network enabled equipment

● Information Technology and Operational Technology systems dependencies

● High number of Information Technology and Operational Technology systems

● Risks associated with cloud-based computing

● Increase global cyber-crimes

● Systems not integrated

● Old or obsolete IT application systems and equipment

● Reduced or no legacy system support from original equipment manufacturers (OEMs)

● Inadequate disaster recovery capability

● Unknown or unsupported systems installed on users’ personal computers

● Various end users lack the technical background to identify and report a threat

● Voluminous personal information stored within IT systems

● Increased costs

● Automated equipment and technology

● Multiple systems and systems added with acquisition

● Increasing global regulation relating to personal information protection

● Including release of Protection of Personal Information Act (POPI)

● Digitalisation and process automation increasing exposure, ubiquity and dependence

● Cyber breaches ● Failing hardware ● Failing network infrastructure ● Failed disaster recovery ● Network outage ● Cyber attack ● Breach of privacy ● Hacking

Sibanye-Stillwater Integrated Annual Report 2019	64

Consequences	Current controls	Planned control enhancement

● Loss of data

● Breach of confidential information

● Extortion in order to regain control of company data

● Increased costs

● Operational disruptions

● Health and safety risk to employees if IT operational systems fail

● Tarnished reputation and/or image

● Fines and/or legal expenses

● Legal liability

● Business interruptions

● Internal and external fraud

● Sarbanes-Oxley controls

● Firewalls with adequate rule set

● Internal and external security monitoring – Security Operations Centres

● Multiple character passwords

● Systems and security patching

● Closed USB/external device ports

● Quarterly penetration/vulnerability testing

● Frequent system backups

● Disaster Recovery System in place and regular testing

● Incident response protocol

● ICT Code of conduct

● Employee user education

● Internal assurance

● IT Policies and procedures

● Cyber and Directors and Officers insurance

● Segregation of networks

● Code of Ethics

● Code of conduct

● POPIA management system ● Corporate crisis management protocol

Legend:

Operational        Economic        Financial        Social

Sibanye-Stillwater Integrated Annual Report 2019	65

8Inability to deleverage

Type of risk and strategic impacts	Underlying vulnerabilities	Triggers
Strategic objectives affected: Directly: 3 Indirectly: 5

● Underlying vulnerabilities

● High levels of debt with associated debt service and / or interest cost

● Operational under-delivery identified as a top risk

● Alternative financing options restrictive or too expensive

● Sensitivity to strong rand and commodity price fluctuations

● Market sensitivity to distressed capital raises

● Reduced revenue due to operational under performance

● Decrease in commodity prices

● Higher than plan operational cost, over expenditure and above inflation increases reducing cash generation

● Operational disruptions such as safety stoppages, electricity supply and industrial action resulting in reduced production and reduced cash generation

● EBITDA shortfalls

● No or low cash flow generation

● Failure to reduce net debt

● Exchange rate movements increasing value of foreign denominated debt

Consequences	Current controls	Planned control enhancement

● Covenant breach and pressure on liquidity

● Refinancing on restrictive and more expensive terms

● Inability to secure sufficient liquidity through refinancing

● Inability to raise equity capital

● Major restructuring

● Reputational impact

● Loss of shareholder confidence

● Increased institutional investor scrutiny over management of business

● Negative investor, market and / or analyst perception

● Share price underperformance

● Short interval controls, analysis and reviews of operational delivery at segment level

● Maintaining open/transparent communication with lenders

● Hedging

● Trend and forecast analysis

● New organisational structure that provides for operational focus to manage the operating segments

● Quarterly segment reviews to understand the challenges and opportunities of the operations

● Regular investor updates and investor feedback to understand the market perception

● Contingency lending facilities

Legend:

Operational        Economic        Financial        Social

Sibanye-Stillwater Integrated Annual Report 2019	66

9Inability to close operations

Type of risk and strategic impacts	Underlying vulnerabilities	Triggers
Strategic objectives affected: Directly: 3 Indirectly: 2,4

● Interconnectedness of shafts and neighbouring mine sites – primarily in the SA gold segment

● Political unwillingness on the part of regulators relating to the shift in liability to the state following closure

● Need for regional closure strategies subscribed to by all stakeholders in the region

● Poor closure planning - assumptions regarding closures being incorrect

● Administrative processes cumbersome

● Administrative processes hijacked by affected parties

● Influence of social and environmental advocacy groups

● Opposition from neighbouring mines and other affected parties

● Unclear governing legislation

Consequences	Current controls	Planned control enhancement

● Increased operating costs

● Reduced cashflows from operating segments – non value-adding Group liability

● Rising costs associated with closures

● Increased closure provisions

● Inability to dispose of marginal assets

● Decoupling of shafts within gold mines and from neighbouring mines ● Engagement with neighbouring producers ● Legal processes ● Engagement with stakeholders ● Concurrent rehabilitation

● Regional analysis of closure implications specifically with respect to water

● Obtain clarity about the legal processes

● Socio economic closure through Bokamoso Ba Rona

● Establish regional closure committee

● Investigate underground tailings deposition

Legend:

Operational        Economic        Financial        Social

Sibanye-Stillwater Integrated Annual Report 2019	67

10High cost of and restricted access to capital

Type of risk and strategic impacts	Underlying vulnerabilities	Triggers
Strategic objectives affected: Directly: 3 Indirectly: 5

● Large South African exposure

● Uncertainty relating to political dominance in the South African ruling party

● Uncertainty relating to the trajectory for restoration of weakened independent national institutions

● Company credit ratings downgrade - Sub-investment grade credit rating,

● High leverage – high gearing

● High levels of debt

● Covenant breach

● Operational under performance

● Low levels of cash flow

● Location of operating footprint, listing jurisdictions and domicile – reduced investor confidence in South Africa

● Country credit rating downgrade and capital outflows

Consequences	Current controls	Planned control enhancement

● Impaired liquidity

● Restrictive covenants

● Refinancing on less-favourable commercial terms

● Increased cost of borrowing – potential for black swan event (COVID-19 for example) affecting South African interest and exchange rates

● Inability to raise capital or cost of capital

● Inability to deliver

● Inability to pursue growth

● Complexly inter-related impacts over different time scales on profitability, earnings, debt capital, debt service costs and sustainability

● Open/transparent communication and relationship with providers of debt capital

● Financial and operational delivery to improve benchmarks – credit ratings agencies and providers of debt

● Operational delivery resulting in meeting cash flow targets in order to repay debt and to reduce leverage

● Regular and proactive updates to lenders and investor

● Proactively manage relationship with the banks

● Suite of structure and mechanism available to manage finance costs

● Reducing gearing

● Structured long-term debt pipeline with debt service costs locked in and limited need for re-financing

● Review of listing and domicile implications on cost of capital and access to capital ● Contingency plan to cater for major deterioration in South Africa’s national creditworthiness

Legend:

Operational        Economic        Financial        Social

Sibanye-Stillwater Integrated Annual Report 2019	68

HOW WE CREATE VALUE – OUR BUSINESS MODEL

UNDERSTANDING THE WORLD IN WHICH WE OPERATE:

● Geopolitics and macro-economy – global economic growth, interest rates, rand-dollar exchange rate and commodity market fundamentals

● Socio-economic and political context in South Africa

● Regulatory changes

● Power security and costs in South Africa

● Climate change

OUR COMPETITIVE ADVANTAGE:

● Record of strategic transactions and partnerships

● Quality of portfolio and its geographic and product diversity

● Mine-to-market PGM pipeline on two continents, including recycling

● Following recent acquisitions, entering period of consolidation and reduced capital expenditure

Sibanye-Stillwater Integrated Annual Report 2019	69

● ● ● ● ●	● ● ■ ■ ■ ●	● ●

HUMAN CAPITAL

● Our workforce – employed 69,450 people, including 15,071 contractors

● R744m invested at the SA operations in training and skills development, attended by 146,978 employees and community members*

● Emphasis on safe, healthy production, guided by safety and health framework

● Committed leadership and their development

● Group-wide cultural transformation programme underway

SOCIAL AND RELATIONSHIP CAPITAL

● CARES values and Code of Ethics which guide all stakeholder interaction

● Relations with key stakeholders:

o
employees and organised labour
o
communities
o
regulators and all levels of government

● Social licence to operate

FINANCIAL CAPITAL ● Equity, debt and cash flow, used to enhance other resource inputs ● R7.7bn spent to sustain and grow the business

MANUFACTURED CAPITAL

● Mining rights for seven PGM and four gold mining operations on two continents

● Associated infrastructure, equipment and machinery, processing plants and refineries

● PGM recycling facility in the United States

● Capital expenditure (growth projects) of R2.3bn

● Expenditure on sustaining the business and ore reserve development of R5.4bn

NATURAL CAPITAL

● Economically viable orebodies Mineral Resources and Mineral reserves – mined 33Mt PGMs and 42Mt gold

● Land under management – 73,660ha in SA and 650ha in the US

● Resources consumed:

o
50,156ML water
o
5.98TWh electricity
o
29,846kl diesel

INTELLECTUAL CAPITAL

● Optimised mining processes and systems underpinned by institutional knowledge and intellectual property

● Internal controls, risk and accounting systems

● Digitalisation

● Governance, human resource and safety systems

Sibanye-Stillwater Integrated Annual Report 2019	70

Sibanye-Stillwater Integrated Annual Report 2019	71

WHAT WE CREATED AND SHARED
EMPLOYEES AND UNIONS

● R21.1bn paid in salaries and wages to employees

● R744 million spent on training and development

● 23% increase in SA talent pool for leadership development

● Gender diversity – 13% of all employees are female

● Constructive meaningful relations with unions

● Improved safety performance with an overall LTIFR of 5.23

● Six fatalities at SA PGM operations

INVESTORS

● Strategic acquisitions increase inherent value of company

● Operational excellence, stringent cost control and improved productivity remain essential to ensuring value

● Ratio of net debt to adjusted EBITDA reduced to 1.25x

● Share price increased over year by 258% to R35.89 a share – market capitalisation of R96bn at year-end

● Dividend payments were expected to resume in 2020, based on current deleveraging trajectory and subject to current commodity prices (before the impact of COVID-19)

Sibanye-Stillwater Integrated Annual Report 2019	72

COMMUNITIES

● Striving to improve community engagement and relations

● Social compact in place

● Local employment a priority

● R1.6bn (US$110m) spent on social and labour plans and CSI

● Responsible and preferential local procurement – R19.6bn (US$1.4bn) spent in total on procurement in South Africa, of which R14.5bn (US$1bn) was spent with BEE companies

GOVERNMENT AND REGULATORS

● Emphasis on maintaining positive relations

● Ensuring our licence to operate – environmental compliance a priority

● Compliance with all regulatory requirements

● R1.9bn (US$128m) paid in taxes and royalties

● Additional R4.2bn paid in taxes on behalf of South African employees

Environmental impacts and outcomes
● Impact on environment and biodiversity – five environmental incidents (level 3) (2018: five)
● Carbon emissions – intensity of 0.16t CO2e per tonne milled
● Water is a scarce resource – reduction in net water used
● Purchased water at SA gold operations reduced
● Energy intensity GJ/tonnes milled for SA operations
● Improved water resource quality for communities, environment – 80% average compliance (79% in 2018)
● Footprint Reduction Programme resulted in reduced water and energy consumption; dust; and AMD* potential
* Acid mine drainage

Sibanye-Stillwater Integrated Annual Report 2019	73

KEY IMPACTS AND CAPITAL TRADE-OFFS

In order to ensure the sustainability of the Company, Sibanye-Stillwater aims to create sustained value for all stakeholders. Sustained value creation requires us to continually optimise all resources at our disposal, to allocate them appropriately having considered various perspectives: financial, social, ethical and environmental. We must weigh up the pros and cons of every strategic business decision before making what are often difficult decisions. Below are the key trade-offs we considered and major business actions we took during 2019, as well as the rationale that guided our thinking.

Major business move	Key trade-offs		Decision rationale	Capitals considered/affected
	Pros	Cons
1. Robust approach to SA gold wage negotiations Conscious decision to weather extended gold strike
●
Preserve integrity of reasonable wage agreements concluded with other unions that were necessary to support longevity of the SA gold operations
●
An opportunity to clarify our role in our relationship with militant unions prior to PGM wage negotiations in H2 2020 and Lonmin acquisition and related restructuring

●
Significant losses experienced by SA
gold operations in H1 2019 and extending into Q3 2019
●
Social distress and financial hardship associated with loss of employee earnings and suspended procurement of goods and services
●
Violence pursuant to inter-union rivalry
and tactics to intimidate employees into participating in strike action

Preserving the integrity of the reasonable wage agreement already concluded with the other unions was a pre-eminent consideration to promote the longevity of the SA gold operations that were in financial distress. The outcome of the strike was the acceptance of the wage agreement on the original terms along with increased clarity of roles in our relationship with AMCU and the retention of our right to manage.

Financial – heightened prospects of a sustained viable economic future for the SA gold operations with temporary destruction of value

Natural – improved prospects of realising value from SA’s mineral resources

Human – improved prospects of sustained employment temporary financial hardship due to loss of earnings violence prompted by inter-union rivalry caused injury and loss of life

Social – improved prospects of gold mining continuing for longer as a catalyst for development of local communities; temporary business distress for suppliers and reduced economic activity; damage to property resulting from inter-union rivalry

2. Restructuring at the SA gold operations A move to set up the gold operations with a production footprint and operating model conducive to sustained competitiveness.
●
Address ongoing financial losses from Beatrix 1 and Driefontein 2, 6, 7, 8 shafts
●
Ongoing losses would compromise the viability of wider portions of the affected mines, and the business itself, and thus place additional jobs at risk
●
Restoration of profitability resulting in a more sustainable production profile

●
Retrenchments and associated costs (human, social and financial)
●
Loss of and impairment of mineral/ore reserves
●
Negative social sentiment and impact relating to ongoing downscaling in the SA gold mining industry
●
Possibly adding to illegal mining risks

Securing a sustainable future for the SA gold operations requires an ongoing reduction in fixed overhead costs – necessary restructuring for the operating footprint conducive to profitability and sustainability. The benefits in terms of an extended production profile creating employment and value creation over a longer-term horizon were deemed to outweigh the short-term impact of downscaling.

As a result of a formal Section 189 consultation process that concluded in June 2019, it was agreed that:

Financial – costs of the restructuring amounted to R357 million and no financial impairment was incurred as a result

Fixed costs reduced by approximately R800 million (mainly due to reduced operating costs and sustaining capital investment) as a result of shafts being placed on care and maintenance

Manufactured – a reduction of approximately 3,000kg (96,454oz) loss making production

Human – approximately 3,450 employees were affected by the restructuring, nearly half of what was originally envisioned, with involuntary retrenchments limited to

Sibanye-Stillwater Integrated Annual Report 2019

Major business move	Key trade-offs		Decision rationale	Capitals considered/affected
	Pros	Cons

●
Beatrix 1 and Driefontein 2 shafts were placed on care and maintenance
●
Driefontein 6 and 7 shafts and Beatrix 2 plant were closed
●
rationalisation of accommodation and training facilities, and health care centres to continue

Driefontein 8 shaft will remain in operation for as long as it continues to make a profit over any rolling three-month period.

approximately 800 employees and 550 contract workers. Voluntary separation, early retirement and natural attrition accounted for the bulk of the jobs affected

Social – practical skills training is offered to retrenched employees to develop other skills which can be practised/applied in their local surroundings

Natural – reduction in mineral resources and reserves

3. Balance sheet and cashflow management strategies Decisions to emplace financial mechanisms to enhance Group liquidity and secure headroom to debt covenants

As losses related to the five-month AMCU strike at the gold operations mounted, a decision to bolster group liquidity and enhance balance sheet flexibility was made in order to ensure that Sibanye-Stillwater was appropriately positioned and sufficiently robust to endure any exogenous challenges.

Both financing transactions additionally accelerated Sibanye-Stillwater’s deleveraging by reducing debt and improving ND:EBITDA ratios.

While an additional 109 million shares were issued, they were issued on favourable terms at only a 2% discount to the 30-day share price VWAP, and a 14% premium to the 90-day share price VWAP.

While the forward sale results in the obligation to deliver gold into the agreement with revenues on delivery applied towards settlement of the prepayment, it is a cost-effective form of raising financing with the interest cost of the forward sale lower than that of the USD RCF. Sibanye-Stillwater was required to implement a price collar providing downside gold price protection but capping the price that Sibanye-Stillwater could receive on the allocated gold deliveries.

Securing additional capital and low-cost financing through these arrangements was deemed prudent to ensure the financial integrity of the company in the event that the strike continued.

Additionally, simultaneously executing the transactions to increase liquidity by approximately R3.5 billion five months into the strike action clearly demonstrated the business intention to secure modest and sustainable wage increases, and its ability to weather extended strike action. A R1.7 billion (US$120 million) share placement was undertaken on 10 April 2019 and a forward gold sale arrangement for approximately R1.75 billion (US$125 million) was executed on 11 April 2019.

The transactions presented the opportunity to, at worst, accelerate deleveraging at a very modest cost.

Financial – the capital raised enhanced balance sheet flexibility and reduced financial risks during an uncertain period (the extended SA gold strike)

The solid support shown by the market for the Group, for these capital raising events, was an instrumental factor in the capitulation of AMCU leadership’s wage demands, and an ending of the strike

Social – improved prospects of negotiated and undisputed settlements for upcoming PGM wage negotiations and Lonmin employee restructuring negotiations

Sibanye-Stillwater Integrated Annual Report 2019	75

Major business move	Key trade-offs		Decision rationale	Capitals considered/affected
	Pros	Cons
4. DRDGOLD acquisition A move to exercise the option to increase our stake in DRDGOLD to 50.1%

●   Maintains the consolidation of DRDGOLD production in Group operating and financial results post expiry of the option period in January 2020.

●   Attractive return on the investment required to exercise the option.

●   Positions Sibanye-Stillwater as a leading role player in addressing environmental legacies and related social impacts.

●   Provides cash for DRDGOLD to capitalise its operations and potential to expand into other application areas aligned with its specialised competencies

●   Maintains DRDGOLD dedicated focus on specialised tailings
re-treatment operations

● Cash outflow of R1 billion associated with exercise of option

The transaction structuring retains DRDGOLD’s dedicated and specialised operating scope with Sibanye-Stillwater sharing in the commercial returns and strategic benefit. The exercise of the option is positive for both Sibanye-Stillwater and DRDGOLD. In January 2020, at the time when Sibanye-Stillwater elected to increase its holding, the value of our initial shareholding of 38.5% for which we vended selected surface assets into DRDGOLD to process, had already increased by 147% over 17 months.

The additional interest to 50.1% acquired at a 10% discount to the 30-day volume weighted average traded price of DRDGOLD’s shares for a total of R1bn.

Natural: addresses environmental legacies associated with historical gold tailings deposition practice

Social: removes social impacts related to tailings deposits and frees land for alternative development of communities established around tailings deposits

Intellectual: Sibanye-Stillwater gains access to specialised tailings reprocessing expertise and experience

5. The acquisition of Lonmin Plc A move to conclude our strategic PGM positioning
●
Detailed analysis of PGM market fundamentals supported significant investment in the sector
●
Confidence in ability to realise cost synergies from prior consolidation experience – ensuring creation of value under conservative economic parameters
●
A critical element of our SA PGM mine-to-market strategy – giving us control of the full PGM pipeline from

●
PGM prices depressed since global financial crisis
●
Ongoing operational underperformance and financial losses adding to Lonmin’s financial distress
●
AMCU and other social activist organisations position against the transaction. Clarification of the role of the union and the right of management to manage the operations
●
Inheritance of Lonmin’s legacy issues
●
Necessity for extensive stakeholder engagement – communities, government, NGOs, shareholders – over the course of the acquisition process
●
Increased the absolute greenhouse gases for the Sibanye-Stillwater Group and other emissions (including SO2) from the Lonmin smelter and processing plants, as well as increased water consumption but from a holistic point of view, the effect is zero

The acquisition of Lonmin has proved to be a sound business decision, logically concluding the company’s PGM strategy and positioning Sibanye-Stillwater in a favourable strategic position. It was recognised that the potential for enhanced operational sustainability of the Lonmin operations would benefit all our stakeholders.

Lonmin’s inherent gearing to the rising PGM basket price in 2019 and the strategic benefit derived from utilisation of excess processing capacity to

Financial – the R4.3bn (US$290m) cost of the acquisition was significantly less than the replacement cost of the processing operations alone

The expected payback period for Lonmin is being shortened further by utilising spare capacity of the Marikana processing facilities

Restructuring enables realisation of an expected R1.2billion in annual cost savings/synergies by end 2020, well ahead of forecasts

Manufacturing – acquired smelting and refining capacity, providing Sibanye-Stillwater with significant strategic flexibility

Human – employee headcount increased by 20,200 (excl contractors), together with the related bill for salaries, wages and benefits

Intellectual – we secured an existing market interface through which to manage all our SA PGM sales as well as proprietary beneficiation technology and know-how, affording substantial processing flexibility for our SA PGM production

Social – opportunity to address negative legacy with communities in the vicinity of the Marikana operation (formerly Lonmin)

Natural – increased 4E PGM production by 507,598oz (for seven months in 2019) and 4E PGM mineral reserves by 9.2Moz

Sibanye-Stillwater Integrated Annual Report 2019

Major business move	Key trade-offs		Decision rationale	Capitals considered/affected
	Pros	Cons

mining to smelting and refining of PGMs
●
Makes Sibanye-Stillwater the largest primary producer of platinum and rhodium and second largest of palladium
●
Provides improved prospects of operational sustainability for the Lonmin operations as part of a larger, more diverse footprint giving rise to synergies with resultant benefits for all stakeholders including, most importantly, employees and host communities
●
Metal processing capacity in Lonmin, with its concentrators, smelter and refineries, allows us to sell our PGMs directly into the market complementing the transition from purchase of concentrate to toll processing of the PGMs from our Rustenburg operation mitigate the temporary closure of Anglo Platinum’s processing facilities in Q1 2020.
6. Marikana restructuring (formerly Lonmin) A move to set up the Marikana operations for sustained competitiveness following the acquisition in June 2019.
●
Offsetting of ongoing financial losses experienced at these operations, with certain shafts having reached the end of their economic reserve lives, to restore profitability and ensure sustainability
●
Rationalisation of overheads, realisation of potential synergies and efficiencies

● Social and financial impact on employees and local communities

The restructuring was considered necessary for the Marikana operation to secure a competitive cost structure aligned with the orebody available for mining and conducive to its longer-term sustainability. The restructuring was concluded post year end in January 2020.

The following actions were deemed necessary:

●
Cessation of operations at mature generation one shafts, East 1,

Financial – the cost of the restructuring amounted to R619 million

Human – 1,142 employees were involuntarily retrenched and contractor numbers reduced by 1,709. In addition, 1,612 employees were granted voluntary separation packages, 53 proceeded on normal retirement and natural attrition accounted for 259 employees. Enables sustainable employment for more than 20,000, however, in the longer term

Sibanye-Stillwater Integrated Annual Report 2019

Major business move	Key trade-offs		Decision rationale	Capitals considered/affected
	Pros	Cons

West 1 and Hossy shafts and the open-cast mining with arrangements agreed through the consultation that permitted 4B shaft to continue in operation
●
Optimisation of downstream concentrators, smelter and refineries, including closure of the Eastern Platinum C-stream and Rowland concentrator plants
●
Rightsizing of related support services and overhead structures

Sibanye-Stillwater Integrated Annual Report 2019	78

LEADERSHIP POINT OF VIEW

JOINT CHAIRMAN’S and CEO’S REVIEW

Our strategic journey since the establishment of the company in 2013 has delivered significant value to all stakeholders.

Dear stakeholder

It gives us great pleasure to share our combined overview and reflect on the performance and strategic development of the Sibanye-Stillwater Group over the last year. We will keep our review succinct and to the point as substantial detail is available in the preceding pages and further on in the report on how we created value for all our stakeholders during the year. We trust that you will find the vast amount of material information contained in this Integrated Report relevant and of interest.

OVERVIEW

Our strategic journey since the establishment of the company in 2013 has delivered significant value to all stakeholders as we grew from our initial endowment of mature SA gold mines into a leading global precious metals company that is diversified both geographically and into different commodities. Delivery of shareholder value is reflected by the 324% increase in the share price from a capitalisation event adjusted level of R8.46/share on listing on 11 February 2013 to R35.89/share on 31 December 2019 and peaking at a closing high of R49.45 per share on 19 February 2020 immediately prior to the coronavirus (COVID-19) related downturn in global markets. An additional R4.1 billion in dividends has also been returned to shareholders since the independent listing of the company, despite a temporary suspension of dividends pursuant to our temporarily elevated gearing following the acquisition of Stillwater in 2017.

With the transformation of the company from a South Africa focused gold mining company into a global precious metals company following the acquisition of Stillwater, we identified the need for a revised corporate structure that distinguishes our operating subsidiaries and reflects the standing of the Group. On the initial unbundling from Gold Fields in February 2013 and listing on the Johannesburg and New York stock exchanges as Sibanye

Sibanye-Stillwater Integrated Annual Report 2019	79

LEADERSHIP POINT OF VIEW continued

Gold Limited, the three original gold mines were housed directly in the holding company. We therefore determined that establishing a newly-listed dedicated holding company to be named Sibanye Stillwater Limited would resolve this and better reflect the Group’s geographic and commodity diversification. The corporate restructuring and formal name change became effective from
24 February 2020 with the Group trading on the Johannesburg Stock Exchange and the New York Stock Exchange under the ticker symbols SSW and SBSW, respectively.

2019 was a seminal year for Sibanye-Stillwater, with the acquisition of Lonmin in June 2019 marking the completion of the fourth step in our PGM growth strategy. This achieved full mine-to-metal exposure for our SA PGM production, with substantial economic and strategic benefits already secured. Anticipated integration synergies of R1.2 billion by end 2020 significantly exceed initial estimates of R730 million in annual synergies over a three-year period. In addition, the availability of unutilised capacity at the Marikana processing facilities has already ensured significant additional value for all Sibanye-Stillwater stakeholders, by providing a processing alternative for PGM concentrate normally processed by Anglo Platinum following the suspension of its processing operations for approximately 80 days on 6 March 2020.

The integration of the Marikana operation has proceeded in line with expectations, with an initial three-month review of the operations confirming the unsustainability of specific older shafts whose mineral reserves had become exhausted. Consultations with affected stakeholders in terms of Section 189 of the Labour Relations Act commenced in September 2019 and were concluded in early December 2019 and the restructuring of the operations was successfully implemented in January 2020, with closures of the old and unprofitable shafts, accompanied by a reduction in employee numbers. Pleasingly, there were fewer job losses than had originally been envisaged.

From the operational and financial perspectives, the year was one of stark contrasts, with the second half significantly improved compared to the strike-impacted first half of the year.

The position adopted during the protracted strike at our SA gold operations was necessarily robust, with the strike finally ending in an agreed settlement in April 2019 on the same terms that had previously been agreed with the other recognised unions in October 2018. The outcomes assisted in achieving role clarity with factions in organised labour that sought to secure advantage over other unions and pursue demands that would compromise the operational and financial sustainability of the Group. This created a context conducive to the required rightsizing of our SA gold operations, successful conclusion of wage negotiations at our PGM mines in the latter part of 2019 without disruption and the subsequent restructuring in January 2020 of the Marikana operation that we incorporated into the Group through the Lonmin acquisition. Notably, all of this was achieved without us losing our focus on safe production and deleveraging of our balance sheet.

In addition to the improved operational performance for H2 2019, precious metal prices – particularly rhodium and palladium and to a lesser extent gold – rose sharply in the latter part of the year. In combination with a weaker rand, significantly improved financial performance was achieved in H2 2019 with substantially increased adjusted EBITDA dramatically accelerating our deleveraging. Revenue for 2019 increased by 44% year on year, from R51 billion to R73 billion and resulted in a net profit of R432.8 million (2018: net loss of R2.5 billion) As a result, net debt: adjusted EBITDA declined from 2.5x at the end of 2018, to 1.25x at the end of 2019, remaining well below the covenants with our lenders.

While our dividend policy to return at least 35% of normalised earnings to shareholders remains unchanged, our elevated debt levels prevented the resumption of dividends in 2019 with the application of earnings to pay down gross debt representing our foremost priority in the short term. While with ongoing deleveraging towards our target of 1x net debt: adjusted EBITDA we aim to resume the distribution of dividends in 2020, we are also cognisant of the evolving coronavirus (COVID-19) pandemic that is severely impacting society, economies and markets across the world. We are, in engagement with all our stakeholders in these unprecedented challenging circumstances, participating in constructing a concerted response to the pandemic that will minimise the social and economic harm arising from the pandemic.

SAFETY AND WELLNESS

The safety and wellness of our people is the primary concern for the Group and I am pleased to report that the excellent safety performance at our SA gold operations in particular was maintained despite the protracted strike and subsequent measured production build-up, which is often regarded as a high risk period due to the build-up of rock stresses at deep level mines that have lain dormant for some time. When striking employees reported back to work, the medical fitness to work of each individual was checked and they were all taken through the Group’s usual intensive safety training programmes.

The SA gold operations were fatality free for the whole of 2019 and on 11 March 2020, these operations achieved an unparalleled 11 million fatal free shifts (FFS) (or 563 days) since August 2018. Our US PGM operations have been fatality free since October 2011, in that time achieving about 563,000 FFS – this reflects the significantly different operating environment, which is mostly mechanised and as a result employs significantly fewer people ( a 2,661-member workforce including contactors) than the more conventional and labour-intensive SA operations (a 81,793-member workforce including contactors). Our ongoing efforts on safety are discussed in the relevant section in this report.

Regrettably, we lost six of our colleagues at our SA PGM operations during 2019, three of which related to fall of ground incidents, two from trackless machinery and one related to rail bound equipment. These accidents were followed by painstaking investigations to learn from them with the aim of ensuring that they do not recur.

OUR BUSINESS ETHOS AND ESG

Our approach to business is underpinned by our purpose of ‘Our mining improves lives’ and guided by our vision of ‘Delivery of superior value for all our stakeholders’. Consistent with our vision as captured succinctly through our umdoni tree that has been discussed earlier in this report, we have since inception recognised the relevance of all stakeholders to our success and sustainability. As such, we have noted the declaration by the Business Round Table signed by the CEOs of 181 major United States companies on 19 August last year that re-defines the purpose of corporations and endorses a commitment to all stakeholders accompanied by a move away from shareholder primacy.

We recognise that an inclusive approach to conducting business underpins the ability to sustainably generate superior returns and positions us as an integral partner in the societies and economies where we operate. Our Good Neighbor Agreement in Montana has served well over the past 15 years

Sibanye-Stillwater Integrated Annual Report 2019	80

LEADERSHIP POINT OF VIEW continued

to guide the formation of a harmonious and symbiotic relationship that builds prosperity and preserves social and environmental integrity of the district. We are working with stakeholders in South Africa to establish similar relationships that recognise the value of sustainable economic activity at our operations as a catalyst for economic growth and social development.

We firmly believe that our established approach to business complements the growing prominence of environmental, social and governance aspects (ESG) in providing the framework within which stakeholders adjudge the responsibility of an organisation’s conduct. While divestment from companies with significant ESG shortcomings has been practised for some time, we have noted the emergence of ESG ranking systems that are beginning to represent the basis of investment and lending decisions. Although ESG ranking systems diverge significantly in the priorities and scope covered, we expect this will normalise over time as the thinking matures. Demonstration of exemplary ESG performance is rapidly becoming central to sustaining the quality of support from all stakeholders that is needed for a corporation to thrive on a sustainable basis.

The Board and management of Sibanye-Stillwater pay careful consideration to Group strategy and reviews strategic planning on an annual basis to ensure that the Group is able to sustainably deliver on its vision and purpose. To position our company in meeting the emerging expectations, we have expanded our strategy to include a more specific focus on ESG. In the first instance, in addition to honouring established governance codes for business conduct and transparent reporting, we have concentrated on securing formal accreditations under key codes for responsible mining such as the ICMM principles, the World Gold Council’s Responsible Gold Mining Principles and Together for Sustainability. We consider this establishes a solid baseline on which to meet emerging stakeholder, investor and lender criteria. This is covered in greater detail in the section of this report where we share in greater depth how our strategy, opportunities and risks relate to ESG.

THE ENVIRONMENT IN WHICH WE CONDUCT OUR BUSINESS

We continually monitor the global and local context in which we conduct our business considering the political, economic, social, technological, legal and environmental factors that present a range of risks and opportunities to our business. Our strategy seeks to capitalise on opportunities for creating value for all our stakeholders and mitigate the risks to which we are exposed with substantial detail provided in the Delivering on our strategy and Pursuing opportunities and managing risk sections of this integrated report.

The global emergence of COVID-19 and the impact of the drastic measures required to combat its spread represents what we expect will be a temporary dislocation in the world’s commodity markets. With economic activity and trade severely disrupted while the pandemic erupts, we are confident that the concerted and decisive responses by national governments across the globe will contain the pandemic allowing for a steady build up back to normalised economic activity. We are heartened by the early signs of a resumption in China’s economic activity that were already apparent from mid-March 2020.

During the course of the pandemic, our foremost consideration is the risk to the well-being of our people employed at all our operations and the surrounding communities. On 26 March 2020, an initial 21-day lockdown started in SA (which was subsequently extended to the end of April 2020), and our SA operations were placed on care and maintenance at the time. Approval was subsequently received from the DMRE for limited mining and processing activities to resume from 14 April 2020, subject to agreed protocols being implemented to reduce COVID-19 related health and safety risks. This followed an earlier decision to defer non-essential growth capital expenditure at our US PGM operations in order to reduce personnel numbers in compliance with local health and safety requirements. Furthermore, in support of the South African President's call for unified action, and in solidarity with our employees and other South Africans during this difficult time, our Board and executive management have unanimously elected to contribute a third of their remuneration for three months to the national Solidarity Fund.

The Group is intensively preparing for all possible scenarios and formulating responses to mitigate the impact on employees and the business. We are guided by the World Health Organisation, the Centre for Disease Control and Prevention in the United States and the National Institute for Communicable Diseases in South Africa on the measures to prevent transmission and our preparedness should the virus affect any of our more than 80,000 workforce, either in SA or the US.

Through our trajectory of strategic growth, the Group has become a diversified precious metal producer with a world-leading presence on the global PGM markets. While a temporary reduction in demand associated with the COVID-19 pandemic has provided a degree of relief for the emerging critical palladium and rhodium supply shortfalls, and some demand may be permanently lost, we expect the structural deficit in palladium and rhodium to resume as automotive sales revert to their previous trajectories. For the foreseeable future, while internal combustion engines and hybrid vehicles remain dominant in the global automobile drivetrain market, we are confident in the demand fundamentals for palladium and rhodium in particular with historical deficits persisting. The recent announcement that a Tri Metal Catalyst, whose development by BASF we have co-funded, should assist in securing a progressive managed substitution by platinum starting from 2022 that will balance the demand profile closer to the supply mix and avert a global supply shortfall of rhodium and palladium. While alternatives to the internal combustion engine will, in the longer term, secure more substantial adoption in the quest for a lower carbon future, we are confident that PGMs will continue to fulfil a central role in a hydrogen economy supported by renewable energy and fuel cells as key technologies.

We also retain confidence in the resilience of gold as a uniquely durable asset class during times of global economic turbulence and particularly in an economic policy climate characterised by stimulus and low yields on the financial markets. While our company is exceptionally well positioned through our current commodity and geography exposure, expanding our gold presence onto an international footing represents a next logical step of strategic growth to enhance our diversification and positioning.

FINANCIAL POSITION OF THE GROUP

As a result of the strong operating and financial performance achieved in H2 2019, progress on deleveraging the balance sheet has accelerated. Proforma net debt: adjusted EBITDA (ND:adjusted EBITDA) reduced from 2.5x at 30 June 2019 to 1.25x at year end, well below existing debt covenants and our 1.8x target for the 2019 year-end. In order to make the deleveraging sustainable even under less constructive scenarios for commodity prices and earnings, we are prioritising the application of free cash generated to reducing debt. The Board will assess our position to resume cash dividends during 2020 based on continued deleveraging progress and considering the implications of COVID-19 for our business.
Our CFO, Charl Keyter covers more about the financial performance in his review in pages to come.

Sibanye-Stillwater Integrated Annual Report 2019	81

LEADERSHIP POINT OF VIEW continued

NEW CHAIRMAN AND DIRECTORS

At the end of May 2019, Sello Moloko announced that he would be stepping down at the end of September 2019 as Sibanye-Stillwater’s non-executive chairman. Mr Moloko has chaired the company with aplomb through its strategic growth from a South African gold producer into a major international multi-commodity precious metal produced. We acknowledge his wise leadership that has been greatly appreciated. He was succeeded on 1 October 2019 by Dr Vincent Maphai, who brings the knowledge and experience of a long and distinguished career in private business, academia and the public sector to the company’s leadership.

We would also like to express our appreciation for the wisdom and guidance provided since Sibanye-Stillwater’s inception by Barry Davison, who stepped down from the Board in May 2019, and we welcome Harry Kenyon-Slaney who was appointed to the Board in January 2019. We also welcome Elaine Dorward-King who joined the Board at the end of March 2020 as an independent non-executive director, and thank Wang Bin and Lu George Jiongjie who served as non-independent, non-executive directors from January 2020 to end March 2020.

Vincent Maphai	Neal Froneman
Chairman	CEO

22 April 2020

Sibanye-Stillwater Integrated Annual Report 2019	82

CHIEF FINANCIAL OFFICER’S REPORT

HIGHLIGHTS

44% increase in revenue to R73 billion (US$5 billion) and R433 million (US$30 million) profit for 2019 (2018: loss of R2.5 billion or US$191 million)

Business significantly de-risked – net debt: adjusted EBITDA 1 reduced to 1.25x (from 2.5x at end June 2019), well below debt covenants

Substantial increase in both the SA PGM and US PGM operations’ adjusted EBITDA 2. SA gold operations affected by strike in the first half of 2019

R5.5bn of the R6bn revolving credit facility (RCF) refinanced in October 2019

Lonmin transaction completed in June 2019

1 Net debt: adjusted EBITDA includes the Marikana operations seven-month actual consolidated EBITDA, which was extrapolated to a full 12-month period as allowed in terms of the debt covenant calculation rules

2 The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. For a reconciliation please see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 26.9: Capital management. The 1.25x includes Marikana for 12 months which is not adjusted for in note 26.9 as per the covenant definition

OVERVIEW 2019

There was a stark difference in the financial performance of the Group between the first half and the second half of the year. The financial results in the first half of 2019 were severely impacted by the strike at the SA gold operations, which began in November 2018 as well as the change in the processing agreement at the Rustenburg PGM operations from purchase of concentrate agreement (POC) to a toll processing arrangement, which resulted in a build-up of processing inventory and a deferral of sales for an extended period. In contrast, the financial results for the second half of

Sibanye-Stillwater Integrated Annual Report 2019	83

CHIEF FINANCIAL OFFICER’S REPORT continued

2019, were boosted by the inclusion of the Marikana operations (formerly Lonmin Plc) following its acquisition in June 2019, rising commodity prices and depreciation of the rand against the US dollar.

The wage related strike at our SA gold operations, which began in November 2018 was concluded on 17 April 2019. The strike was followed by an extended safe production buildup due to the reintegration of the workforce that included medical assessments, retraining and the making safe of underground working places, some of which had been out of operation for five months. Gold production at the SA gold operations normalised during the fourth quarter of 2019. The change from POC to toll processing agreement at our Rustenburg PGM operations resulted in no revenue being recognised, on platinum, palladium, rhodium and gold, for the first three to four months (dependent on the metal) of 2019. Previously revenue could be recognised when the concentrate was delivered and sold, however, following the change to a tolling arrangement, sales are now recognised only after the metal is refined, returned and sold to a third party.

During 2019, the SA gold operations were restructured through a S189 consultation process as a consequence of ongoing financial losses experienced at the Beatrix and Driefontein mines. This process was concluded on 5 June 2019. The SA PGM operations wage negotiations, and the downsizing of the Marikana operations, which was concluded on 16 January 2020 without incident, illustrated the result of our firm approach and well-timed fundraising initiatives during the gold strike.

The average PGM basket price for the second half of the year improved 17% and 21%, respectively for our US PGM operations and SA PGM operations. At our SA gold operations, the average gold price increased by 9% compared to the first half of 2019. The SA and US PGM basket price increase was mainly due to increased palladium and rhodium prices. During the second half of 2019, the 3% weakening of the SA rand against the US dollar also contributed to increased revenue from our South African assets.

The Group’s adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA) for 2019 was R14,956 million, compared to R8,369 million in 2018 representing a 79% increase year-on-year. The adjusted EBITDA from the US PGM operations increased by 76% to R7,291 million, representing a 49% (2018: 50%) contribution to Group adjusted EBITDA, mainly due to the increased PGM basket price complemented by comparable PGM production quantities year-on-year. The contribution from the SA PGM operations has also increased substantially, due to the improved SA rand PGM basket price, a sustained operational performance together with the inclusion of the Marikana operations for seven months since acquisition in June 2019.

In 2019, the SA PGM operations contributed 59%, or R8,796 million of Group adjusted EBITDA, up from 34% in 2018, with the Marikana operations contributing 16% in 2019. Despite a 21% increase in the average SA rand gold price received year-on-year, the impact of the strike and other unanticipated operational disruptions, caused production from the SA gold operations excluding DRDGOLD, to decrease by 11,329kg (364,236oz), resulting in adjusted EBITDA from the SA gold operations declining by 171% to an adjusted EBITDA loss of R969 million. The SA gold operations excluding DRDGOLD contributed an adjusted EBITDA loss in 2019 compared with a positive 16% contribution in 2018. DRDGOLD contributed 6% (2018: less than 1%) to Group adjusted EBITDA mainly due to their inclusion for the full year (2018: 5 months) and the increased production following the commissioning of Far West Gold Recoveries project in April 2019.

Note: The graph above compares the adjusted EBITDA for 2019 against 2018 for the US PGM, SA PGM, SA gold operations and Group corporate.

The liquidity of the Group was bolstered through the completion of a R1.7 billion (US$120 million) share placing and the conclusion of a forward gold sale arrangement to raise approximately R1.8 billion (US$125 million) on 10 April and 11 April 2019, respectively. The funding was raised to enhance balance sheet flexibility and ensure that the Group was appropriately positioned and sufficiently robust to endure any exogenous challenges. Shortly after the transactions were announced, AMCU’s strike at the SA gold operations was successfully resolved, validating the pre-emptive strategic decision to raise the capital. The liquidity of the Group was further maintained through the refinancing, on similar terms, of the three-year R6.0 billion revolving credit facility (RCF) in October 2019. The new RCF has an initial facility value of R5.5 billion and includes a R2 billion accordion option that allows for a future upsize to R7.5 billion, while the three-year tenor can be extended by two further one-year extensions. Six of the eight US$ RCF lenders (i.e. US$450 million of the US$600 million facility) agreed to the first one-year extension option under the US$ RCF. The forward gold sale arrangement of R1.8 billion (US$125 million) was settled through gold delivery during 2019. On 21 October 2019, Sibanye-Stillwater concluded a forward gold sale arrangement where the Group received a cash prepayment of R1.1 billion in

Sibanye-Stillwater Integrated Annual Report 2019	84

CHIEF FINANCIAL OFFICER’S REPORT continued

exchange for the future delivery of 8,482 ounces (263.8 kilograms) of gold every two weeks from 10 July 2020 to 16 October 2020 subject to an initial reference price of R17,371/oz comprising 80% of the prevailing price on execution date.

The above graph illustrates the adjusted debt maturity ladder (i.e. the capital repayment profile) as at 31 December 2019. Adjusted debt values are calculated in accordance with the RCF covenant calculations, and therefore exclude non-recourse debt and capitalised operating leases. Six of the eight USD RCF lenders (i.e. 75%) have approved the first one year extension option under the facility, hence 25% of the facility utilisation (i.e. US$102 million) matures in April 2021 and 75% of the facility utilisation (US$306 million) matures in April 2022. In April 2020 all of the USD RCF lenders will have the option to consider extending the facility maturity to April 2022. The ZAR RCF similarly has two one-year extension options that would be considered by the lenders in due course, and could ultimately extend the November 2022 maturity date to November 2024. The June 2022 high yield bonds (US$354 million nominal value and US$348 million book value) are therefore expected to be the next debt maturity in June 2022.

From an operational perspective, the average US dollar basket price received at the US PGM operations was 39% higher at US$1,403/2Eoz compared to US$1,007/2Eoz in 2018. Total 2E PGM production at 593,974oz was flat compared to 2018, due to geotechnical constraints, mainly at the Stillwater operation and the Blitz project. The average SA rand basket price received at the SA PGM operations was 44% higher at R19,994/4Eoz in 2019, compared with R13,838/4Eoz in 2018. The SA PGM operations, including the Marikana operations from June 2019, performed strongly with 4E PGM production of 1,608,332oz in 2019, compared to 1,175,672oz in 2018. The SA rand gold price received for 2019 was 21% higher at R648,662/kg compared to R535,929/kg in 2018. The impact of the prolonged strike and the cessation of production at unprofitable shafts at the Beatrix and Driefontein operations caused production from the SA gold operations, excluding DRDGOLD to decrease by 11,329kg (364,236oz) to 23,427kg (753,194oz).

The all-in sustaining costs (AISC) at the US PGM operations increased from US$677/2Eoz in 2018 to US$784/2Eoz in 2019 mainly due to additional costs associated with the geotechnical issues. Additionally, every US$100/2Eoz increase in the basket price results in a US$5/2Eoz royalty increase in AISC, adding approximately US$21/2Eoz to the 2019 AISC/2Eoz compared to 2018.

Sibanye-Stillwater Integrated Annual Report 2019	85

CHIEF FINANCIAL OFFICER’S REPORT continued

Cost performance at the SA PGM operations was mainly impacted by the change from POC to toll smelting and refining at the Rustenburg PGM operations. The AISC per 4Eoz at the SA PGM segment for 2019, excluding the Marikana operations, was R13,372/4Eoz compared to R10,417/4Eoz in 2018.

Note: The graphs above illustrate AISC, margin and revenue under POC and toll refining under various illustrative scenarios.

The cost performance at the SA gold operations (excluding DRDGOLD) was severely impacted by lost production units due to the prolonged strike and the measured post-strike return to normalised production, with the sharp decrease in production resulting in an increase in AISC of R766,569/kg in 2019 compared to R559,799/kg in 2018. Including DRDGOLD, AISC was R717,966/kg.

Capital expenditure increased from R7,081 million in 2018 to R7,706 million in 2019. Capital expenditure at the US PGM operations for 2019 was US$235 million (R3,393 million) of which US$141 million (R2,035 million) was spent on the Blitz project and the Fill the Mill project at East Boulder. This compares to capital expenditure of US$214 million (R2,833 million) in 2018 of which US$119 million (R1,574 million) was spent on the Blitz project. Capital expenditure at the SA PGM operations increased from R1,000 million in 2018 to R2,248 million in 2019, mainly due to the inclusion of the Marikana operations, since June 2019. Capital expenditure at the Marikana operations amounted to R1,189 million for the period since acquisition. Capital expenditure at the SA gold operations (excluding DRDGOLD) declined from R2,930 million in 2018 to R1,984 million due to cash flow preservation during the strike, followed by production normalisation after the strike ended. Capital expenditure, excluding

Sibanye-Stillwater Integrated Annual Report 2019	86

CHIEF FINANCIAL OFFICER’S REPORT continued

DRDGOLD, for the first half of 2019 was R388 million compared to R1,596 million in the second half of 2019. DRDGOLD’s capital expenditure, included in the consolidated results, was R82 million for 2019.

Sibanye-Stillwater Integrated Annual Report 2019	87

CHIEF FINANCIAL OFFICER’S REPORT continued

Consolidated income statement for the year ended 31 December 2019

Figures in million – SA rand	2019	2018

Revenue	72,925.4	50,656.4
Cost of sales	(63,314.5)	(48,129.0)
Cost of sales, before amortisation and depreciation	(56,100.4)	(41,515.2)
Amortisation and depreciation	(7,214.1)	(6,613.8)
Interest income	560.4	482.1
Finance expense	(3,302.5)	(3,134.7)
Share-based payments	(363.3)	(299.4)
(Loss)/gain on financial instruments	(6,015.1)	1,704.1
Gain on foreign exchange differences	325.5	1,169.1
Share of results of equity-accounted investees after tax	721.0	344.2
Other income	484.2	310.2
Other costs	(2,310.4)	(1,015.4)
Gain on disposal of property, plant and equipment	76.6	60.2
Impairments	(86.0)	(3,041.4)
Gain on derecognition of borrowings and derivative financial instrument	–	230.0
Occupational healthcare expense	39.6	(15.4)
Restructuring costs	(1,252.4)	(142.8)
Transaction costs	(447.8)	(402.5)
Gain on acquisition	1,103.0	–

Loss before royalties, carbon tax and tax	(856.3)	(1,224.3)
Royalties	(431.0)	(212.6)
Carbon tax	(12.9)	–
Loss before tax	(1,300.2)	(1,436.9)
Mining and income tax	1,733.0	(1,083.8)
Profit/(loss) for the year	432.8	(2,520.7)
Attributable to:
Owners of Sibanye-Stillwater	62.1	(2,499.6)
Non-controlling interests	370.7	(21.1)
Earnings per share attributable to owners of Sibanye-Stillwater
Basic earnings per share – cents	2	(110.0)
Diluted earnings per share – cents	2	(110.0)

Sibanye-Stillwater Integrated Annual Report 2019	88

CHIEF FINANCIAL OFFICER’S REPORT continued

Revenue
Figures in millions – SA rand	2019	2018	% change
Total	72,925.4	50,656.4	44
US PGM operations	26,864.5	15,872.8	69
SA PGM operations (excluding Marikana operations)	16,390.5	15,153.6	8
Marikana operations	11,187.9	–	100
SA gold operations (excluding DRDGOLD)	15,023.2	18,609.2	(19)
DRDGOLD	3,621.0	1,047.5	246
Group corporate	(161.7)	(26.7)	506

The Group’s revenue for 2019 of R72,925 million was 44% higher than 2018. Revenue from the US PGM operations increased by 69% mainly due to a 39% increase in the average US dollar basket price received of US$1,403/2Eoz and a 9% weakening of the average SA rand exchange rate from R13.24/US$ to R14.46/US$. SA PGM revenue, including the Marikana operations, increased by 82%. Excluding the Marikana operations, SA PGM revenue increased 8% due to a 44% higher SA rand basket price received of R19,994/4Eoz, offset by the change from POC to toll smelting and refining at our Rustenburg PGM operations that required a build-up in inventory with no revenue being recognised on platinum, palladium, rhodium and gold for between three and four months. The Marikana operations contributed R11,188 million in revenue for the seven months since acquisition. Revenue from the SA gold operations, excluding DRDGOLD reduced by 19% due to 33% lower gold production as a result of the AMCU strike, the post-strike production normalisation and the closure of unprofitable shafts. The average SA rand gold price in 2019 was 21% higher at R648,662/kg compared to R535,929/kg in 2018. DRDGOLD’s revenue contribution for 2019 was R3,621 million compared to R1,048 million in 2018 due to their inclusion for a full 12-month period in 2019 (2018: five months) and the increased production following the commissioning of Far West Gold Recoveries project in April 2019.

Cost of sales, before amortisation and depreciation
Figures in millions – SA rand	2019	2018	% change
Total	56,100.4	41,515.2	35
US PGM operations	19,569.4	11,720.9	67
SA PGM operations (excluding Marikana operations)	9,756.8	12,096.0	(19)
Marikana operations	8,439.9	–	100
SA gold operations (excluding DRDGOLD)	15,598.0	16,678.3	(6)
DRDGOLD	2,736.3	1,020.0	168

Cost of sales before amortisation and depreciation increased by 35%. Costs at the US PGM operations increased by 67% in SA rand terms due to inflationary increases, an increase in recycling volumes and the weaker average R/US$ exchange rate. Excluding the recycling costs of US$966 million (R13,969 million), costs at the US PGM operations increased from US$342 million (R4,524 million) to US$387 million (5,601 million), mainly due to inflationary increases, increased royalties following from the higher PGM prices, labour costs due to budgeted additional hires, mobile plant maintenance costs and contractors’ costs to recoup lost production mainly at the Stillwater Mine. The decrease of 19% at the SA PGM operations (excluding Marikana operations) was mainly due to the allocation of costs to PGM in process associated with the change from POC to toll smelting and refining at our Rustenburg operations. The 6% decrease at the SA gold operations (excluding DRDGOLD) was the direct result of the strike action plans implemented to limit the impact of the AMCU strikes, the no-work-no-pay principle that applied to striking workers’ salaries and wages and the closure of unprofitable shafts, partially offset by above inflation increases on power and labour. DRDGOLD’s cost for 2019 was R2,736 million compared to R1,020 million in 2018 due to its inclusion for a full twelve-month period in 2019.

Net finance expense

Interest income increased from R482 million to R560 million due to higher average cash balances during 2019.

Finance expenses increased from R3,135 million in 2018 to R3,303 million in 2019 mainly due to the unwinding of the interest associated with the streaming transactions and an increase in the accretion of interest on the environmental rehabilitation liability following the acquisition of the Marikana operations. Interest on borrowings reduced from R1,573 million in 2018 to R1,445 million in 2019 following the repurchase of 2022 and 2025 Notes on 19 September 2018 to the value of US$345 million.

Sibanye-Stillwater Integrated Annual Report 2019	89

CHIEF FINANCIAL OFFICER’S REPORT continued

Loss on financial instruments

The loss on financial instruments of R6,015 million was mainly due to a fair value loss of R3,912 recognised on the US$ convertible bond derivative financial instrument, with the fair value of the convertible bond driven significantly higher by the significant increase in the Sibanye-Stillwater share price during 2019. In addition, due to higher PGM prices, revised cash flows at the Rustenburg operations resulted in a loss of R724 million and R1,218 million, respectively on the purchase price deferred payment and dividend expectation for our BEE partners.

Gain on foreign exchange differences

The gain on foreign exchange differences of R326 million related to foreign exchange gains on the convertible bond and the derivative financial instrument of R114 million and R176 million respectively, resulting from the stronger SA rand at year end.

Impairments

Impairments in 2019 mainly related to the impairment of goodwill that arose on the acquisition of Qinisele Resources that cannot be attributed to any current Sibanye-Stillwater operating cash generating units.

Restructuring costs

The Group continually reviews and assesses the operating and financial performance of its assets. During 2019, the Group restructured its SA gold operations (Beatrix and Driefontein) and the newly acquired Marikana operations and incurred restructuring costs of R357 million and R867 million, respectively. The restructure was aimed at rationalising overheads, and creating synergies and efficiencies, all of which is required to restore profitability and ensure the sustainability of the remaining shafts at the SA gold operations and the Marikana operations.

Transaction costs

The transaction costs of R448 million in 2019 included advisory and legal fees of R284 million (2018: R117 million) relating to the Lonmin acquisition, streaming transaction costs of R53 million, advisory and legal fees of R32 million related to the Sibanye Gold Limited restructuring, dissenting shareholder liability legal costs of R20 million and platinum jewellery membership costs of R18 million.

Gain on acquisition – Lonmin

A gain on acquisition of R1,103 million following the acquisition of Lonmin, was recognised in 2019 and is attributable to the acquisition being attractively priced, and is consistent with the statement by the boards of Sibanye-Stillwater and Lonmin, that the purchase price reflected the recovery in PGM prices at the time of the increased offer, balanced against the fact that Lonmin, pre-acquisition, was financially constrained and unable to fund the significant investment required to sustain its business and associated employment. The gain was recognised as follows:

Figures in millions – SA rand	SA rand
Fair value of consideration	4,306.6
Fair value of identifiable net assets acquired	(5,656.6)
Non-controlling interest, based on the proportionate interest in the recognised amounts of assets and liabilities	247.0
Gain on acquisition	(1,103.0)

Royalties, mining and income tax

Royalty tax increased from R213 million in 2018 to R431 million in 2019 driven by higher royalties due to the increased profitability of the SA PGM operations, with current tax increasing from R95 million in 2018 to R1,849 million. The deferred tax charge of R989 million for 2018 compared with a deferred tax credit of R3,582 million in 2019 was mainly due to the losses at the SA gold operations and contract changes at the US PGM operations which resulted in a shift of its state tax exposure from New Jersey.

Sibanye-Stillwater Integrated Annual Report 2019	90

CHIEF FINANCIAL OFFICER’S REPORT continued

Note: The graph above shows the change in adjusted EBITDA per operation from 2018 to 2019.

Adjusted earnings before interest, tax, depreciation and amortisation (EBITDA)

Figures in millions – SA rand	2019	2018	% change
Total	14,956.0	8,369.4	79
US PGM operations	7,290.9	4,151.9	76
SA PGM operations (excluding Marikana operations)	6,348.1	2,881.8	120
Marikana operations	2,448.1	–	100
SA gold operations (excluding DRD)	(1,823.4)	1,326.2	(237)
DRDGOLD	854.0	36.2	2,259
Group corporate	(161.7)	(26.7)	506

Adjusted EBITDA of R14,956 million in 2019, increased 79% from R8,369 million, due to the increase in commodity prices, specifically palladium and rhodium, the weakening of the SA rand, the inclusion of the Marikana operations for seven months (SA PGM operations), partially offset by reduced sales at the Rustenburg operation as a result of the change from POC to a toll arrangement, and the negative adjusted EBITDA contribution from the SA gold operations due to the wage strike and post-strike production build-up. Included in adjusted EBITDA is care and maintenance costs at the SA gold operations and SA PGM operations of R594 million and R172 million respectively, compared with R564 million and R12 million in 2018. Other costs included in adjusted EBITDA are corporate and social expenditure and non-production royalties of R149 million and R40 million, respectively.

The adjusted EBITDA margin for the US PGM underground operations, increased from 46% in 2018 to 55% in 2019, primarily due to surging dollar palladium and rhodium prices. The adjusted EBITDA margin for the SA PGM operations increased year-on-year from 19% to 32% again, aided by the increase in palladium and rhodium prices and the weakening of the R/US$ exchange rate. The SA gold adjusted EBITDA margin declined from 7% in 2018 to negative 5% in 2019 following the operational disruptions.

Sibanye-Stillwater Integrated Annual Report 2019	91

CHIEF FINANCIAL OFFICER’S REPORT continued

Consolidated statement of financial position as at 31 December 2019

Figures in million – SA rand	2019	2018
Assets
Non-current assets	74,908.1	69,727.7
Property, plant and equipment	57,480.2	54,558.2
Right-of-use asset	360.9	–
Goodwill	6,854.9	6,889.6
Equity-accounted investments	4,038.8	3,733.9
Other investments	598.7	156.0
Environmental rehabilitation obligation funds	4,602.2	3,998.7
Other receivables	683.5	314.4
Deferred tax assets	288.9	76.9
Current assets	26,163.7	15,195.3
Inventories	15,503.4	5,294.8
Trade and other receivables	4,635.0	6,833.0
Other receivables	51.2	35.2
Tax receivable	355.1	483.2
Cash and cash equivalents	5,619.0	2,549.1

Total assets	101,071.8	84,923.0
Equity and liabilities
Equity attributable to owners of Sibanye-Stillwater	29,670.6	23,788.4
Stated share capital	40,662.0	34,667.0
Other reserves	4,442.3	4,617.2
Accumulated loss	(15,433.7)	(15,495.8)
Non-controlling interests	1,467.7	936.0
Total equity	31,138.3	24,724.4
Non-current liabilities	55,606.7	45,566.0
Borrowings	23,697.9	18,316.5
Derivative financial instrument	4,144.9	408.9
Lease liabilities	272.8	–
Environmental rehabilitation obligation and other provisions	8,714.8	6,294.2
Post-retirement healthcare obligation	–	5.6
Occupational healthcare obligation	1,133.4	1,164.2
Share-based payment obligations	1,343.0	168.9
Other payables	2,687.5	2,529.2
Deferred revenue	6,896.5	6,525.3
Tax and royalties payable	59.1	–
Deferred tax liabilities	6,656.8	10,153.2

Sibanye-Stillwater Integrated Annual Report 2019	92

CHIEF FINANCIAL OFFICER’S REPORT continued

Figures in million – SA rand	2019	2018
Current liabilities	14,326.8	14,632.6
Borrowings	38.3	6,188.2
Lease liabilities	110.0	–
Occupational healthcare obligation	148.7	109.9
Share-based payment obligations	82.1	56.8
Trade and other payables	11,465.9	7,856.3
Other payables	761.4	303.3
Deferred revenue	1,270.6	30.1
Tax and royalties payable	449.8	88.0

Total equity and liabilities	101,071.8	84,923.0

Gearing
Figures in million – SA rand	2019	2018
Borrowings [1]	26,550.7	23,768.5
Cash and cash equivalents [2]	5,586.3	2,499.4
Net debt [3]	20,964.4	21,269.1
Adjusted EBITDA	14,956.0	8,369.4
Net debt to adjusted EBITDA (ratio) [4]	1.4	2.5

1 Borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings, therefore, exclude the Burnstone Debt and include the derivative financial instrument

2 Cash and cash equivalents exclude cash of Burnstone

3 Net debt represents borrowings and bank overdraft less cash equivalents

4 Adjusted EBITDA includes the Marikana operations seven-month actual consolidated EBITDA, which was not extrapolated for the purpose of this disclosure to a full 12-month period as allowed in terms of the debt covenant calculation rules

The net debt to adjusted EBITDA history can be summarised as follows:

	2019	2018	2017	2016	2015
Net debt to adjusted EBITDA	1.40	2.54	2.56	0.60	0.21

During 2019 revenue and adjusted EBITDA was adversely impacted by the strike at the SA gold operations and change from POC to toll refining at the Rustenburg PGM operations. As a result, elevated net debt to adjusted EBITDA ratios were reported during 2019. However, the rapid recovery should continue during 2020 as the poor Q1 2019 adjusted EBITDA rolls out of the trailing 12-month calculation, reported as 1.25x at 31 December 2019, as allowed by the debt covenant calculation rules.

EXTERNAL AUDIT ROTATION

The audit committee, after following a comprehensive formal tender process during 2018, as well as due process as set out in paragraph 3.84(g)(iii) of the JSE Listings Requirements, recommended the appointment of Ernst & Young Inc. as the Group’s external auditor with Mr Lance Ian Neame Tomlinson as the designated lead audit partner. Shareholders ratified the appointment of Ernst & Young Inc. during the Annual General Meeting held in May 2019.

FOCUS AREAS – 2020

The continued deleveraging of the company will remain the primary focus for 2020, through earnings growth, cash flow generation and debt reduction. Based on the leverage trajectory, and the internal target of a net debt to adjusted EBITDA ratio of 1 times, we expected to resume dividends to shareholders during the course of 2020, but the recent impact of COVID-19 will adversely impact the outlook for 2020.

The October 2020 call option on the convertible bonds could allow for the settlement or conversion of these instruments, which could further improve capital structure and leverage ratios.

Sibanye-Stillwater Integrated Annual Report 2019	93

CHIEF FINANCIAL OFFICER’S REPORT continued

The strong performance of commodity prices, more specifically palladium, rhodium and gold, and the weakening of the SA rand against the US dollar, which started in 2018 and continued into early 2020, should have further assisted with earnings growth and cash flow generation, but were adversely affected in US dollar terms in March due to COVID-19.

Commodity prices	Average 2019	Spot prices as at 31 March 2020	% change
Gold price/kg	R648,662	R923,486	42
SA PGM average basket price/4Eoz	R19,994	R37,017	85
US PGM average basket price/2Eoz	US$1,403	US$1,934	38

The focus on successful integration of the Marikana operations and realising the estimated R730 million cost synergies identified during the due diligence will remain a further strategic priority. Above inflation cost pressures, a relentless focus on cost saving and cost containment will be targeted through Project 1, which was officially launched at the start of 2020. This project focuses on estimated further cost reductions of R1 billion across the combined supply chain area of the SA gold operations and SA PGM operations over a period of 12 to 18 months.

ACKNOWLEDGEMENT

I would like to express my sincere appreciation to the finance teams across the Group for their unwavering support, ongoing commitment and dedication during 2019. The Group has been able to mitigate some of the adverse consequences relating to the volatile global environment in which we operate, through proactively managing costs, capital, working capital and liquidity, which have contributed to the strengthening of the balance sheet. I look forward to working with the finance team in 2020 as we advance the Group’s strategic objectives.

Charl Keyter

Chief Financial Officer

22 April 2020

Sibanye-Stillwater Integrated Annual Report 2019	94

SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE: CHAIRMAN’S REPORT

The Sibanye-Stillwater Social, Ethics and Sustainability Committee (the Committee) is a statutory committee which assists the Board in guiding and monitoring the Group’s performance in relation to corporate citizenship, environmental, social and governance (ESG) factors, Sustainable Development Goals (SDGs), sustainability and ethics. In the last year, the Committee took a decision after reviewing its legal mandate to change its name from the Social and Ethics Committee to the Social, Ethics and Sustainability Committee. The Committee and the Board approved the name change and the amended Terms of Reference.

The Committee is governed by Terms of Reference which detail its duties in terms of the Companies Act 71 of 2008, as amended (the Companies Act), the JSE Listings Requirements and King IV, as well as responsibilities allocated to it by the Board. These Terms of Reference can be found on our website at www.sibanyestillwater.com/about-us/governance/. This report is presented in accordance with the requirements of the Companies Act.

The Committee supported the Company in:

● joining the International Council on Mining and Metals (ICMM)

● becoming a signatory to the International Cyanide Management Code for the Manufacture, Transport and Use of Cyanide in the Production of Gold (The Cyanide Code)

● adopting the World Gold Council Responsible Gold Mining Principles with a view to being externally assured

● obtaining external assurance of the Together for Sustainability (TfS) initiative for the Marikana Operations

● adopting the London Platinum and Palladium Market responsible sourcing principles with a view to being externally assured

In 2019, the Committee focused on monitoring our adherence to the Code of Ethics, and compliance with and improvements to the gender policy at all levels in the organisation. Regarding gender policies and practices of particular interest to the Committee was the baseline line study conducted by the Commission on Gender Equality on the gender policies and practices of a selected number of mining companies, which included Sibanye-Stillwater. While the report highlighted certain historical gender disparities in salaries for certain positions, we conducted our own employment equity barriers audit on women in mining, pay and grade inequality whose findings and recommendations were implemented in 2019. The Committee is pleased to report that Sibanye-Stillwater has developed and maintains several employment equity plans in accordance with the Employment Equity Act and other applicable legislation and policies.

To ensure that the Code of Ethics becomes a living document and foundation on which Sibanye-Stillwater is built, the Committee approved several recommendations aimed at ensuring that our business is conducted in an ethical, fair and responsible way. The Code of Ethics was rolled out through a variety of initiatives including booklets, posters and electronic communication and it has been integrated into training manuals at all Company operations. The Committee will continue to monitor compliance and integration of the Code of Ethics into the business in 2020.

Sibanye-Stillwater Integrated Annual Report 2019	95

SOCIAL, ETHICS, AND SUSTAINABILITY COMMITTEE CHAIRMAN’S REPORT continued

DISCHARGING OUR DUTIES

The Committee is pleased to report to all stakeholders that it has fulfilled its mandate as prescribed by the Companies Regulations to the Companies Act and that there are no instances of material non-compliance to disclose.

The Committee believes that Sibanye-Stillwater has complied with its statutory duties, save for some outstanding issues being addressed by management relating to the acquisition of Lonmin and certain backlogs in Lonmin’s social and labour plans. These will be monitored closely in 2020. In addition, the Committee will focus on monitoring Sibanye-Stillwater’s compliance with the requirements of the international bodies we joined in 2019, and the commitments we made. The integration of good global ESG practices into our mining activities at all our operations will also be a priority.

Jerry Vilakazi

Chairman: Social, Ethics and Sustainability Committee

22 April 2020

Sibanye-Stillwater Integrated Annual Report 2019	96

CHAIRMAN’S STATEMENT

Dear stakeholder

It is a great privilege to serve the Sibanye-Stillwater Board and to present to you the Group’s Corporate Governance Report for the financial year ended 31 December 2019. Sibanye-Stillwater’s most significant achievements over the past year include overseeing the re-establishment and improvement of our safety metrics, managing a necessary de-leveraging, successful growth by acquisitions and a new Board appointment, which included succession planning of the Chair of the Board.

The Sibanye-Stillwater Board strives to provide effective, responsible and ethical leadership and is committed to ensuring that sound standards of corporate governance guide all that we do. Together with our CARES values, these principles are applied to all decisions and their related execution within our governance framework, which is in turn underpinned by our policies, Code of Ethics and procedures. Related Board roles and responsibilities are clearly defined, and performance is reviewed regularly. The Board continuously reviews and develops the governance structures to ensure sound decision making.

In addition, the Board exercises independence in its decision-making while considering the interests of all stakeholders. The Board is responsible for setting and overseeing implementation of the Group’s strategy, its management and performance.

Sibanye-Stillwater subscribes to the principles of the King IV Report on Corporate Governance for South Africa, 2016 (King IV), the Companies Act, 2008 (as amended), the JSE Listings Requirements, the NYSE Listed Company Manual and other relevant laws as well as the principles of the International Council on Mining and Metals (ICMM), World Gold Council, the International Platinum Group Metals Association (IPA) and FTSE 4Good, all of whose principles guide the Board in decision-making.

Vincent T Maphai

Chairman of the Board

GOVERNANCE AND RESPONSIBLE, ETHICAL LEADERSHIP

RESPONSIBLE CORPORATE CITIZENSHIP

The Board ensures that Sibanye-Stillwater is a responsible corporate citizen and subscribes to the following principles:

●	fairness and integrity in all business dealings that are free of bribery and corruption
●	respect for the human rights and dignity of others
●	acceptance of diverse cultures, religions, race, disability, gender and sexual orientation
●	honesty and accountability

The Board and its committees consider the full range of issues that potentially influence the sustainability of the business and our ability to create value over the short, medium and long term. Simultaneously we consider the social, economic, and natural environments in which Sibanye-Stillwater operates. The Board’s Social, Ethics and Sustainability Committee has oversight of the Group’s activities relating to responsible corporate citizenship. In all decision-making, the Board considers the impact of Sibanye-Stillwater’s operations on society and the environment, as well as its financial impact on communities and employees. During 2019, the Group appointed a dedicated sub-committee of the Group Executive Committee which is primarily responsible for the environmental, social and governance (ESG) performance and reporting of the organisation. This ESG committee ensures that the Group honours the ESG performance expectations determined through the Board’s Social, Ethics and Sustainability Committee. In addition, it oversees the principles enshrined in the responsible mining and responsible business codes to which the Group subscribes.

Sibanye-Stillwater Integrated Annual Report 2019	97

CORPORATE GOVERNANCE continued

The impact of the Group on the economies of South Africa and the state of Montana in the US, as well as on our host and labour-sending communities, means that responsibilities arising from our corporate citizenship become hugely significant. These responsibilities – which include: the workplace, society, the economy and the environment – underpin our corporate strategy as well as our reputation and relationships with all our stakeholders. Our performance in these areas is detailed in the relevant sections of this report as follows:

·   Employee safety, health and wellbeing is a priority

·   Focus on addressing financial indebtedness

·   Improving diversity

·   Employee development and training

For further detail see Empowering our workforce; Commitment towards safe production; and Health and wellbeing and occupational hygiene

·   Profitable, safe production of precious metals that are sold to generate revenue

·   Job creation

·   Sharing value created with key stakeholder groups:

o   Salaries and wages paid to employees

o   Taxes and royalties paid to governments

o   Investment in socioeconomic initiatives and local procurement

o   Returns to investors through payment of dividends and capital appreciation

For further detail see How we create value; CFO’s report; and Empowering our workforce

·   Investment in community development and contributing to alternative economic activities

·   Implementation of social impact management plans as well as having in place a social closure strategy

·   Local procurement

For further detail see Social upliftment and community development

·   Managing our environmental impacts and risks and complying with relevant legislation, including:

o   Land management, rehabilitation and closure

o   Water and waste management

o   Air quality – dust and energy and emissions management

For further detail see Minimising our environmental impact

Sibanye-Stillwater’s SA gold operations subscribed to the World Gold Council’s ‘Conflict Free Gold Standard’ since its introduction in 2012. This standard ensures that our mining operations do not cause, support or benefit unlawful armed conflict or contribute to serious human rights abuses or breaches of international humanitarian law.

During 2019, we worked closely with the World Gold Council in developing the Responsible Gold Mining Principles (RGMPs) that cover the full spectrum of ESG issues. The RGMPs are expected to complement the London Bullion Market Association’s (LBMA’s) Responsible Gold Guidance, which increased their focus on the ESG credentials of primary producers from January 2019 as part of mandatory requirements to supply into LBMA-accredited good delivery refineries.

We give ongoing attention to our ESG performance. Periodic gap analyses help us to identify areas requiring improvement in performance and assurance. We need to formalise Group-wide management systems more than we have at the moment. These should be geared to the requirements of mine operators and span commodities and jurisdictions. This is supported by progressively acquiring certification of management systems relevant to the most critical dimensions of our ESG performance.

Allied to our role as a responsible corporate citizen is our commitment to the 10 principles of the ICMM as well as those of the United Nations Global Compact. During 2019, we began the formal process of becoming a member of the ICMM. Based on external assurance of our conformance to the ICMM principles and a review by the ICMM’s expert review panel, our Group membership of the ICMM was approved in February 2020. We also take cognisance of the targets set by the United Nations Sustainable Development Goals (SDGs).

GOVERNANCE FRAMEWORK

Responsibility for good governance rests with the Board. This is underpinned by an effective governance framework which is aligned to the requirements of our business. Certain matters are retained as preserves of the Board, while other specified functions are delegated to the Board committees. These are the Audit Committee, the Risk Committee, the Remuneration Committee, the Nominating and Governance Committee, the Safety and Health Committee and the Social, Ethics and Sustainability Committee. Each of these committees operates within defined terms of

Sibanye-Stillwater Integrated Annual Report 2019	98

CORPORATE GOVERNANCE continued

reference, which are available on the Group’s website. The Board has also adopted an approvals framework that determines Group-wide delegation of authority.

The governance framework provides for effective oversight and management of environment, social and compliance issues. It will in the near future become a business intelligence tool that provides the directors and management with an overview of the health of the organisation’s governance arrangements with drill down capabilities.

ETHICS IN ACTION

Our Code of Ethics is reviewed annually. Employees and directors undergo induction to familiarise themselves with any changes. The code requires that all Board members, employees, contractors and suppliers conduct themselves ethically, honestly and fairly. The code, together with supporting policies, is based on our CARES values and is the foundation on which the integrity of our organisational culture is built. Our code and policies are dynamic and evolving as we strive for ever higher standards.

In its quest to build and sustain an ethical culture, the Board is assisted by two sub-committees, namely the Audit Committee, which is accountable for ensuring Group-wide compliance with the Code of Ethics; and the Social, Ethics and Sustainability Committee which oversees Sibanye-Stillwater’s compliance with best practices in the ethical management of its social and environmental responsibilities. The Social, Ethics and Sustainability Committee was formerly the Social and Ethics Committee, but was renamed to align with the newly-formed ESG executive management committee.

Our Code of Ethics requires the reporting of contraventions and non-compliance with relevant legislation and regulations. Supported by a whistle blowing policy, the Code includes procedures to address corruption and bribery. To facilitate reporting of non-compliance, we have a toll-free line managed by an independent third party (Deloitte Tip-offs Anonymous) that guarantees anonymity. The toll-free numbers are: South Africa 0800 001 987 and US 1-800-317-0287. Through this mechanism, employees, suppliers and customers can report irregularities and misconduct without fear of victimisation. These reports are reviewed by the Audit Committee together with the Social, Ethics and Sustainability Committee.

Following recent media reports of victimisation of whistle blowers, the Board’s Nominating and Governance Committee has reflected on the need to extend the directors’ and officers’ liability insurance to whistle blowers. In the interim, however, whistle blowers’ reports are received anonymously and with the utmost confidentiality. Only Protection Services and the Audit Committee together with the Social, Ethics and Sustainability Committee have access to the whistle blower reports.

The Code of Ethics forbids Sibanye-Stillwater at all times from making donations either in cash or in kind to political organisations. No political donations were made in 2019.

CORRUPTION IN 2019

A total of 368 incidents (2018:353) relating to employee dishonesty (fraud and assisting illegal mining) were reported at Sibanye-Stillwater’s gold operations leading to 255 (2018:313) employees, including contractors, being subject to discipline. At the SA PGM operations, 94 (2018: 130) incidents of corruption were reported with 84 (2018:44) employees implicated and being charged and disciplined in terms of our Code of Ethics. The details are provided below.

A total of 250 anonymous calls (2018:150) were received during 2019 at the SA operations, with most of these relating to fraud and corruption. Many of the calls provided valuable leads which were investigated.

Those concerned were charged and disciplined in terms of our Code of Ethics, apart from also being subject to criminal investigation processes. The crimes are recorded on the crime management system, escalated to an investigation and ultimately investigated. Those concerned are charged and disciplined internally and, where warranted, charged criminally as well.

On 1 May 2018, the US operations were incorporated into the anonymous tip-off service hosted by Deloitte Tip-Offs Anonymous. One call was received in 2019; the incident was investigated and it was determined that the alleged activity did not breach the Code of Ethics.

No incidents of discrimination were reported during 2019 for the SA operations and one case for the US PGM operations, which was handled according to the processes and legal procedures of the company.

Sibanye-Stillwater Integrated Annual Report 2019	99

CORPORATE GOVERNANCE continued

Anonymous calls in SA operations

Area	2019	2018
Fraud	* 78	32
Breach of company policy	# 53	32
Procurement fraud	33	26
Corruption	13	16
Illegal mining	14	13
Theft of mine property	19	15
Time and attendance fraud	7	16
Industrial action related	20	0
Theft of gold-bearing material	3	0
Arson	1	0
Trespassing	3	0
Human resource related issues	3	0
Copper theft	1	0
Other	2	0
Total	250	150

* The category includes all calls relating to job scams where money is extorted from people with the promise of employment. During 2019, 48 of the 78 calls were related to this

# The increases in the reporting of Breaches of Company Policy are in all likelihood attributable to our extensive marketing campaign

CONFLICTS OF INTERESTS, CLOSED AND PRICE SENSITIVE PERIODS

As per King IV recommendations, directors and executive management are required to submit a declaration of all material financial, economic and other interests held by the member and related parties. This is done annually, or at any time there are material changes, to their circumstances. In addition, at every Exco or Board Committee or Board meeting, every member is required to declare any conflicts of interests in respect of any matters on the agenda.

Employees are required annually and whenever there are any changes, to declare their material financial, economic and other interests on the employee self-service system.

Given the numerous transactions undertaken by Sibanye-Stillwater in recent years, every effort has been made to ensure that no director, executive or other Sibanye-Stillwater employee was able to benefit, directly or indirectly, based on unpublished price-sensitive information. To this end, the Board and executive management received additional training on the JSE Listing Requirements and the Financial Markets Act pertaining to insider trading provisions.

An updated policy on securities trading and information was also adopted. It is complemented by an Equity Trading Committee that consists of the CEO, the CFO, EVP: Business Development and the Company Secretary. This committee was formed to evaluate market sensitivity and determine prohibited periods. We also adhered to strict communication and compliance with blackout/closed periods and disclosed all dealings by Sibanye-Stillwater directors as well as directors of major subsidiaries. Recently, in accordance with the JSE Listing Regulations amendments adopted in December 2019, we also included dealings by prescribed officers. This practice is supported by a stringent procedure that includes provision for granting of clearance to trade by the Board Chairman or the Equity Trading Committee as applicable.

STRATEGY AND PERFORMANCE

In line with King IV’s recommendations, the Board appreciates that Sibanye-Stillwater’s core purpose, its risks and opportunities, strategy, business model, performance and impacts on sustainable development are all inseparable elements of the value creation process. The Board contributes to and approves the Group’s vision and strategy. The Board is satisfied that the strategy and business plans do not give rise to risks that have not been thoroughly assessed by management and that considerations relating to sustainability of the business underpins and guides strategy formulation.

The Board participates in an annual strategy review session that also takes into account the external and internal environment. Progress achieved in the implementation of strategy is considered and reviewed at each quarterly Board meeting to ensure that the Group maintains effective traction in pursuing the approved trajectory for strategic growth of the business and delivery on our purpose.

Sibanye-Stillwater Integrated Annual Report 2019	100

CORPORATE GOVERNANCE continued

RELATIONSHIPS AND STAKEHOLDER RESPONSIBILITY

Effective and consistent stakeholder engagement is essential in identifying potentially material issues and risks, and in understanding and managing stakeholder expectations. Constructive, meaningful, transparent stakeholder relationships are vital to retaining our social and regulatory licences to operate. The Board, assisted by the Audit, the Social, Ethics and Sustainability, the Safety and Health, and the Risk Committees, has oversight of stakeholder engagement and its role in the management and mitigation of material issues and risks. Stakeholder engagement is guided by our Code of Ethics. In addition, dedicated executives have been appointed with responsibility for stakeholder engagement in SA and in the US.

A stakeholder engagement policy is in place to guide stakeholder interaction with clearly outlined protocols on how we manage stakeholder concerns and expectations. As a responsible corporate citizen, Sibanye-Stillwater fosters and maintains constructive engagement with all stakeholders. By doing so, we can deliver towards our vision of creating superior value for all our stakeholders, create an enabling environment to deliver on our strategy, and maintain our social licence to operate in support of long-term success and sustainability. The Social, Ethics and Sustainability Committee monitors the extent to which we are successful in achieving this.

For further information, see Engaging with our stakeholders and Pursuing opportunities and managing risks.

TAX GOVERNANCE

Our commitment to responsible corporate citizenship and ethical value creation includes the ethical and efficient management of our tax affairs. We conduct our tax affairs in good faith and comply with prevailing laws in the jurisdictions in which we operate.

Our Board-approved tax risk management framework promotes governance, addresses tax risk and enables us to report and monitor our tax obligations and associated risks. Our King IV-aligned tax strategy is supported by a tax policy that details processes and policies to ensure effective implementation and compliance.

On 22 December 2017, new federal tax reform legislation, known as the Tax Cuts and Jobs Act, was enacted in the US, resulting in significant changes from previous US federal tax law effective 1 January 2018. The significant changes impacting the US operations included a reduction to the US federal corporate income tax rate and the creation of a base erosion anti-abuse tax on certain intercompany transactions, amongst other changes. The overall impact of these changes remains a fluid process as the US is currently working to release regulations with respect to the significant components of the Tax Cuts and Jobs Act. The US PGM operations, through the use of internal tax specialists and external tax consultants and advisors, proactively monitors regulation releases to assess the likely impact on the region. This is communicated to the Audit Committee at least on a semi-annual basis, as is deemed appropriate.

Overview of tax landscape

Sibanye-Stillwater contributes directly to the tax authorities and other regulators by way of taxes borne and paid in the jurisdictions in which we operate, enabling those governments to provide social infrastructure and services.

With the acquisition of Lonmin, Sibanye-Stillwater inherited companies that operated in tax havens. All these companies have been confirmed to be dormant and are in the process of being de-registered. It is counter to Sibanye-Stillwater’s policy to make use of tax havens or engage in unwarranted transfer pricing that would deprive the jurisdictions in which we operate from the tax revenues that are justified.

The Group follows a continuous, proactive and dynamic process to monitor local and international tax developments and to identify, understand, manage and communicate tax risks that may impact the Group’s objectives as set out in the enterprise risk management framework.

The Group also specifically monitors developments in the international tax landscape related to the Base Erosion and Profit Shifting programme. Adherence to this programme and the South African Revenue Service Country-by-Country (CbC) Reporting requires that a CbC report is submitted annually. Our CbC report (which contains financial and labour information for all the companies in the Group, and is made available to revenue authorities) for the December 2018 year of assessment was submitted on 17 December 2019.

The Group acknowledges that the continued focus globally on the extractive industry, influenced by political changes and the complexity of the operating environment, may give rise to a challenging fiscal environment.

VALUE CREATION AND REPORTING

We actively integrate our stakeholder engagement, material risk and opportunity evaluation, strategy, business model and performance to create value for our shareholders and stakeholders. We commit to transparent reporting that focuses on:

● our strategy and value creation process in compliance with best practice and the requirements of the exchanges on which we are listed

● providing stakeholders and the financial investment community with clear, concise, accurate and timely information on Sibanye-Stillwater’s operations and results

● reporting integrated information to shareholders on Sibanye-Stillwater’s financial and sustainability performance

Our Board reporting has been reviewed to include a specific ESG report that is submitted to the Social, Ethics and Sustainability Committee. There is a strategic link between corporate citizenship and our ESG performance.

GENDER AND RACE DIVERSITY POLICY

Following the implementation of the updated JSE Listing requirements in December 2019, the Board, through the Nominating and Governance Committee, will review its policy during 2020 on the promotion of broader diversity at board level, specifically focusing on the promotion of the

Sibanye-Stillwater Integrated Annual Report 2019	101

CORPORATE GOVERNANCE continued

diversity attributes of gender, race, culture, age, field of knowledge, skills and experience. In 2019, the Remuneration Committee held ongoing discussions on gender pay parity; the Social, Ethics and Sustainability Committee continued its focus on women in mining, women in management and transformation; and the Nominating and Governance Committee continued to actively seek female directors to join the Board.

See Empowering our workforce for further information on gender and racial diversity within Sibanye-Stillwater.

FUNCTIONAL GOVERNANCE AREAS

RISK MANAGEMENT

Responsible committees: Audit Committee and Risk Committee

Our risk management framework and processes involve the systematic application of management policies, procedures and practices. It sets out the requirements for effective oversight of risks and ensuring effective integration with the development and execution of Group strategy. The framework includes identifying, assessing, evaluating, mitigating and reporting of risks. This also includes communicating, consulting and establishing the context for risk, as well as for opportunity. Operationally, internal audit works closely with the risk management team. Sibanye-Stillwater’s risk-management framework and processes, including related policies, procedures and practices, are reviewed annually by the Risk Committee, prior to approval by the Board. The Board has ultimate responsibility for the monitoring of risk exposures and for determining tolerance levels.

The Audit Committee chairman also serves as a member of the Risk Committee, while the Risk Committee chairman serves on the Audit Committee. This allows for cross-referencing and thus more effective oversight of risks and risk management.

Our main achievement in 2019 was the full integration of the US PGM operations within our enterprise risk management structures. As Lonmin (now called the Marikana operations) has existing risk management structures these are currently being aligned and integrated with the Sibanye-Stillwater risk management process. Another achievement was the embedding of the risks in our strategy through the linking of the risk register to the strategic objectives.

Management has determined that, as of 31 December 2019, the company’s internal control over financial reporting was ineffective due to the existence of a material weakness in that the company did not conduct an effective identification, selection and development of control activities by the central treasury function to mitigate risk in respect of the timely recognition of foreign currency cash receipts as cash and cash equivalents with corresponding settlement of trade receivables. Management is in the process of remediating the control deficiency. Notwithstanding the material weakness, management concluded that the consolidated financial statements present fairly, in all material respects, our financial position, results of operations and cash flows as of and for the period. Business activities were managed within approved risk-tolerance and risk-appetite levels. Primary controls were implemented, and continuous reviews undertaken to refine and improve them.

For further detail on our risk management framework and processes and the most significant risks and opportunities identified in 2019, see Understanding and managing our material risks and opportunities and the Audit Committee report in this document as well as the Risk Committee chairman’s report (the full version of which is available online).

ASSURANCE

Responsible committees: Audit Committee and Risk Committee

The internal audit function objectively and independently assures the operating effectiveness of the internal control environment. Internal audit uses predominantly in-house resources to conduct its internal audits. A risk-based internal audit plan linked to the combined assurance approach was used during the year. This ensured that there was adequate co-ordination of internal and external audit assurances over strategic and material issues. The Vice President: Internal Audit, who serves as the Chief Audit Executive (CAE) in the Company, reports to the Audit Committee on a quarterly basis and as per King IV, private sessions also take place quarterly between the Vice President: Internal Audit and Audit Committee.

Improved assurance systems have been put in place. These include the audits following on our ICMM membership application, the ISO certification being sought, cyanide management and a third-party tailings audit. In addition, an independent survey was conducted of our engineering infrastructure and systems on behalf of an insurance underwriting service.

Sibanye-Stillwater Integrated Annual Report 2019	102

CORPORATE GOVERNANCE continued

REGULATORY COMPLIANCE

Responsible committees: Audit Committee; Risk Committee; Nominating and Governance Committee; Safety and Health Committee; Social, Ethics and Sustainability Committee

Sibanye-Stillwater subscribes to zero-tolerance for regulatory non-compliance, for which dedicated compliance officers appointed at the US and SA operations have responsibility.

Shortcomings in statutory and regulatory compliance could result in two main outcomes: regulatory sanction and diminished reputation. Regulatory sanction includes the penalties that may be incurred if Sibanye-Stillwater and its operating entities do not comply with all defined statutory, regulatory, supervisory and other requirements. Diminished reputation could result in Sibanye-Stillwater losing the confidence of key stakeholders and experiencing disruptions due to deterioration in our stakeholder relationships.

Legislative and regulatory compliance is the responsibility of respective functional departments. The regional compliance functions assist by simplifying legislation and alerting management to changes or pending changes of a legislative or regulatory nature. At the US PGM operations, a Compliance Committee comprised of site and service group leadership, meets quarterly to report on and strategise the compliance function. The compliance function facilitates the management of compliance risk by distributing a compliance methodology, compiling regulatory compliance risk profiles and by providing advice and guidance relating to strategic compliance issues.

Compliance risk profile sessions are held with business units bi-annually to assign responsibility for all relevant compliance commitments, and to furnish the business with fit-for-purpose regulatory risk profiles, which highlight areas of improvement. Any instances of non-compliance may be reported through the toll-free number, 0800 001 987.

There were no material or repeated regulatory penalties, sanctions or fines for contraventions of, or non-compliance with, statutory or other regulatory obligations in 2019. Recent major statutory and regulatory changes include the revised Mining Charter released in September 2018, the Carbon Tax Act and revisions to the JSE Listings Requirements.

Pending legislation in South Africa includes:

Legislation	Status	How we comply
Protection of Personal Information Act (POPIA)	Pending	A project to review the retention and storage of information and records in accordance with the POPIA continues, although regulations are not yet effective (also refer to Harnessing technology)
Cybercrimes Bill, 2017	Pending

Controls have been put in place to prevent and/or mitigate the consequences of a breach of our ICT systems and prevent any loss of information that might potentially lead to regulatory penalties and reputational harm (refer to Harnessing technology)

Land Expropriation Bill, 2019	Pending	Subject to negotiations
Constitution Eighteenth Amendment Bill, 2019	Pending	Subject to negotiations
Companies Amendment Bill, 2018	Pending	In compliance with Companies Act 71 of 2008
Income Tax Amendment Bill, 2019	Pending	In compliance with Income Tax Act 58 of 1962
National Health Insurance Bill, 2019	Pending	Subject to negotiations
National Environmental Management Laws Amendment Bill, 2017	Pending	In compliance with National Environmental Management Act 107 of 1998. Additional measures in place when/where applicable.

Recent US developments include the US Environmental Protection Agency’s (EPA) Office of Water rescinding all draft guidance documents more than two years old. While broadly important to various regulated industries, many of these rescinded documents had been identified in the National Mining Association’s (NMA) multi-year plan as impediments for the mining industry.

The President’s order ‘Promoting the Rule of Law Through Improved Agency Guidance Documents’ is intended to ensure that agencies use non-binding guidance documents appropriately and that the public has access to them. Specifically, this order requires each agency, within 120 days of the date on which the Office of Management and Budget (OMB) issues an implementing memorandum to: (1) establish a searchable, indexed database that contains or links to all guidance documents in effect from the agency and (2) review its guidance documents and rescind those that should no longer be in effect. The order also requires each agency, within 300 days of OMB’s implementing memorandum, to set forth a process for issuing guidance documents. For ‘significant guidance documents’, each agency must also include a

Sibanye-Stillwater Integrated Annual Report 2019

CORPORATE GOVERNANCE continued

minimum 30-day public comment period before issuance of a final guidance document and provide a response to comments if major concerns are raised in the comments.

Another Executive Order ‘Promoting the Rule of Law Through Transparency and Fairness in Civil Administration Enforcement and Adjudication’ prohibits agencies from enforcing rules that have not been made public in advance. Specifically, the order: (1) reiterates that guidance documents generally may not be used to impose new standards of conduct on persons; (2) ensues that agencies may only apply standards of conduct that have been publicly stated in a manner that would not cause unfair surprise; (3) requires the publication of any agency document that has been relied upon in any decision in adjudication; and (4) requires agencies to provide an opportunity to be heard before an agency takes any action with respect to a particular person that has legal consequence for that person.

As of the end of the third quarter, EPA’s Office of Water has rescinded 63 draft guidance documents dated from 1977-2016 which were never finalised or withdrawn. While the draft guidance documents rescinded are important to regulated industries broadly, many of the rescinded documents specifically impact the mining industry, including:

·

draft field-based methods for developing aquatic life criteria for specific conductivity; and

·

four draft technical support documents regarding implementation of selenium criterion.

TECHNOLOGY AND INFORMATION

Responsible committees: Audit Committee and Risk Committee

The governance and management of information and related communication technologies (ICT) has become increasingly critical, given our increasing dependence on the use of technology for business-critical functions. Our ICT infrastructure includes email communication; the electronic exchange of documents and information with suppliers, employees and others; and the storage of data and information. Controls have been put in place to prevent and/or mitigate the consequences of a breach of our ICT systems and prevent any loss of information that might potentially lead to regulatory penalties and reputational harm in terms of the Cybercrimes and Cybersecurity Bill 2017.

Sibanye-Stillwater applies innovative technology to secure and enhance operational and knowledge performance towards continuous business improvement. Our ICT risk governance framework and strategy, which is reviewed annually, was approved for 2020, and aims to minimise risk exposure and mitigate risks. Cyber risk is a strategic, external risk rather than operational. An approved Group ICT charter, aligned with King IV and including all operations, was approved by the Audit Committee.

Operationally, the CFO, supported by executive management, provides high-level direction for and approves Sibanye-Stillwater’s ICT strategy. The SA and US operations have an appointed ICT manager. Oversight is provided by the Audit Committee with the Board having ultimate responsibility. For your information, see Harnessing technology.

REMUNERATION

Responsible committee: Remuneration Committee

Sibanye-Stillwater’s remuneration policies and practices determine our ability to attract, motivate and retain those with the talent and skills our ongoing success requires. This is particularly pertinent at executive and senior management levels, to enable delivery on our strategic vision in the short, medium and long term. It is thus essential to motivate and reward individual, team and operational performances with reasonably equitable remuneration that underpins our remuneration philosophy.

Detailed information on remuneration philosophy, policies and implementation of remuneration and significant developments of the past year as well as intentions for the coming year, is available in the Remuneration Report. See also the summary of the Remuneration Committee in this Corporate Governance section.

OUR BOARD, GOVERNANCE STRUCTURES AND PROCESSES

Our Board has a unitary structure and is led by an independent non-executive Chairman, with a Lead Independent Director appointed early in 2020. The roles of the CEO and the Chairman are separate.

Collectively, the directors have the breadth and depth of skills, knowledge and experience with the required diversity of thinking to effectively discharge their duties and responsibilities. This lends itself to informed, objective decision-making, providing effective governance and making for a Board that delivers a positive contribution to value creation.

BOARD CHARTER

Sibanye-Stillwater’s ability to deliver on its purpose, mission and strategic objectives is underpinned by the quality and expertise of its leadership. The Board provides sound, effective, ethical leadership and strategic guidance, ensuring that the principles of good governance are applied, and that appropriate business and financial risk management is in place.

Sibanye-Stillwater Integrated Annual Report 2019	104

CORPORATE GOVERNANCE continued

The Board charter sets out the Board’s responsibilities, authority and mandate. The charter is reviewed annually and is aligned with the Companies Act 71 of 2008, as amended, King IV, the JSE Listings Requirements and the NYSE Listed Company Manual. The charter is available on our website: https://www.sibanyestillwater.com/about-us/governance/

Key areas of Board deliberation in 2019

● Safety and our safe production strategy

● Balance sheet deleverage

● Acquisition of Lonmin and the subsequent integration of these operations into the Group

● Strike at SA gold operations

● ICMM membership and ISO certifications and third-party validation

● Conclusion of PGM wage negotiations

Planned areas of focus for 2020

● Impact of the coronavirus

● Continue to oversee ethical and value-driven performance and culture

● Continue with safe production strategy

● IT governance

● Assurance (see Assurance)

New appointments

Following a vigorous search by an independent service provider and interviews with the Nominating and Governance Committee together with the Board, Harry Kenyon-Slaney was appointed to the Board on 16 January 2019 and Dr Thabane Vincent Maphai was appointed to the Board on 1 June 2019 as chairman designate and assumed the role of Board chairman, effective 1 October 2019. A performance evaluation will be conducted once he has held this position for 12 months.

Sibanye-Stillwater Integrated Annual Report 2019	105

CORPORATE GOVERNANCE continued

CHARACTERISTICS OF OUR BOARD[1]

Independence and size

Independent, non-executive chairman

11 DIRECTORS

9 (or 82%) of which are independent, non-executive directors

Unitary Board

Expertise and experience

Target: A Board with an appropriate balance of knowledge, experience and skills in areas pertinent to Sibanye-Stillwater

Achieved: Relevant expertise and experience

Gender diversity

By gender

%
18
82
Male
Female

Racial diversity

By historically disadvantaged person (HDP)

%
9
45.5
45.5
Other
Other South Africans
HDPs

Age

Target: Currently, the approved retirement age for non-executive directors is 72 years of age. The Board has reserved the right to extend this to 75, provided the member is available and fit to carry out duties

By age

%
9
36
55
Less than 50 years of age
Between 50 and 60 years of age
More than 60 years of age

Succession and rotation

By tenure

%
18
82
6 years
<2 years

Target: Director rotation ensures a fresh perspective while maintaining continuity of skills, institutional and industry knowledge and experience.

Rotation: Timothy Cumming and Charl Keyter retire by rotation and are up for re-election at the May 2020 AGM.

New appointments[2]:
EJ Dorward-King and TV Maphai will be appointed at the AGM.

1 All information represented as at 31 December 2019

2 Two non-independent non-executive directors were appointed on 1 January 2020, representing Gold One Group Limited, but resigned on 27 March 2020.

Sibanye-Stillwater Integrated Annual Report 2019	106

CORPORATE GOVERNANCE continued

BOARD EFFECTIVENESS AND PERFORMANCE EVALUATIONS

As recommended by King IV, an external assessment of the Board and its committees is undertaken every two years with an external assessment being performed during 2019. The results of the evaluation indicated that the Board is confident in its overall performance and members are satisfied that they are up to date with the latest market and regulatory developments. Board members, overall, were satisfied that there is regular and effective communication between the Board and its committees, as well as between the committees themselves, and that the committees adequately fulfil their roles and responsibilities, as set out in their respective charters. The need for improved diversity was highlighted again in 2019. The Board addressed this matter by appointing an additional female Board member in March 2020. Members’ responses also indicated that risk appetite and risk tolerance require further refinement. This will be a major focus of the Risk Committee in 2020.

The Board is satisfied that the evaluation process improves performance and effectiveness.

In addition, the following evaluations were conducted during 2019:

Leadership role	Description of responsibilities	Outcome and recommendations	Succession planning
Chairman	Leads the Board and ensures integrity and effectiveness of Board and committees, and high standards of governance and ethical behaviour	· Members of the Board were satisfied with the performance and leadership of the previous and new Chairman	Succession planning of the Chairman was discussed both in the context of internal and external candidates. In 2020 a Lead Independent Director was appointed.
CEO

·   Provides leadership in the area of policy and strategic direction and provides the Board with comprehensive information, analysis and timely advice on all aspects of the business

·   Leads and manages daily operations

		· The Board was satisfied with the performance of the CEO against agreed upon performance measures and targets	Succession planning for the CEO was discussed and potential candidates for development and succession were noted.
CFO and the finance function

·   Provide leadership, direction and management of the finance and accounting team

·   Provide strategic recommendations to the CEO and members of the Board

·   Manage the processes for financial forecasting and budgets, and oversee the preparation of all financial reporting

·   Advise on long-term business and financial planning

·   Review all formal finance, and IT related procedures

In terms of the JSE Listings Requirements and King IV, the Audit Committee noted that it was satisfied that the financial director has the appropriate expertise and experience to fulfil his role and that the finance function was effective.

Succession planning for the CFO was noted.
VP: Internal Audit serving as Chief Audit Executive (CAE)

·   Sets auditing strategies and goals, oversee implementation and schedules

·   Oversee staff, mentor and develop their skills

·   Identify and implement control and compliance initiatives across the organisation

·   Conduct audits, communicate with departments, and report on audit results

		In terms of King IV, the Audit Committee noted that it was satisfied that the CAE had the necessary competence, gravitas, independence and objectivity.	Successors have been identified and are being groomed.
Company Secretary

·   Provides the directors of the company collectively and individually with guidance as to their duties, responsibilities and powers

·   Makes the directors aware of any law relevant to or affecting the company

·   Responsible for the efficient administration of the company, and

·   In compliance with paragraph 3.84(h) of the JSE Listings Requirements. In its assessment, the Board considered the recommended practices of King IV and satisfied itself that the Company Secretary is competent,

Successors have been identified.

Sibanye-Stillwater Integrated Annual Report 2019

CORPORATE GOVERNANCE continued

Leadership role	Description of responsibilities	Outcome and recommendations	Succession planning
	for ensuring compliance with statutory and other regulatory requirements in particular	qualified and has the necessary expertise and experience to fulfil the role · The Company Secretary is not a director of the Group and has an arm’s-length relationship with the Board

Sibanye-Stillwater Integrated Annual Report 2019	108

CORPORATE GOVERNANCE continued

OUR BOARD AND ITS COMMITTEES

AUDIT COMMITTEE

Chairman: Keith Rayner

Ensures financial sustainability of the Group by monitoring and reviewing financial controls and procedures, as well as the effectiveness and integrity of internal audit and control systems. Appoints independent, external auditor. Oversees regulatory and legislative compliance

Members: Tim Cumming, Savannah Danson, Rick Menell, Nkosemntu Nika and Susan van der Merwe

No. of meetings annually: six

No. of meetings in 2019: eight

RISK COMMITTEE

Chairman: Rick Menell

Ensures Group sustainability by evaluating and overseeing implementation of efficient risk management processes and controls to identify, monitor and mitigate risks and to act on opportunities identified

Members: Tim Cumming, Neal Froneman, Harry Kenyon-Slaney, Keith Rayner and Susan van der Merwe

No. of meetings annually: two

No. of meetings in 2019: three

NOMINATING AND GOVERNANCE COMMITTEE

Chairman: Vincent Maphai

Develops our approach to matters relating to corporate governance and makes recommendations to the Board on all such matters, while keeping abreast of best practice. Monitors and evaluates effectiveness and composition of the Board and its committees while planning for director and senior executive succession planning

Members: Rick Menell, Nkosemntu Nika, Jerry Vilakazi and Susan van der Merwe

No. of meetings annually: four

No. of meetings in 2019: four

Board

Chairman: Vincent Maphai

Has ultimate responsibility for providing solid ethical leadership and strategic guidance, ensuring that the principles of good corporate governance are observed in delivering on our strategic objectives

Members: 9 independent non-executive directors and two executive directors

No. of meetings annually: four and one strategy session

No. of meetings in 2019: seven and one strategy session

All Board members attended all meetings in 2019

REMUNERATION COMMITTEE

Chairman: Tim Cumming

Ensures payment of fair rewards to attract, retain and motivate executive management with the skills and experience necessary to support and sustain the company and its strategy, and evaluates performance in relation to reward

Members: Savannah Danson Harry Kenyon-Slaney, Vincent Maphai, Nkosemntu Nika and Keith Rayner

No. of meetings annually: four

No. of meetings in 2019: six

SAFETY AND HEALTH COMMITTEE

Chairman: Harry Kenyon-Slaney

Ensures adherence to occupational health and safety laws, regulations and external standards, reviews relevant policy and monitors performance of related key indicators so as to minimise mining-related accidents and their impacts

Members: Savannah Danson, Neal Froneman, Vincent Maphai, Rick Menell and Susan van der Merwe

No. of meetings annually: four

No. of meetings in 2019: four

SOCIAL ETHICS AND SUSTAINABILITY COMMITTEE

Chairman: Jerry Vilakazi

Supports and assists the Board in ensuring compliance with best practice recommendations relating to the ethical conduct of our stakeholder engagement. Oversees and monitors anti-corruption policy and performance, the company's standing as a responsible corporate citizen particularly in relation to the Code of Ethics. Monitors compliance in terms of UNGC

Members: Tim Cumming, Harry Kenyon-Slaney, Vincent Maphai, Rick Menell, Nkosemntu Nika and Keith Rayner

No. of meetings annually: four

No. of meetings in 2019: four

Sibanye-Stillwater Integrated Annual Report 2019	109

CORPORATE GOVERNANCE continued

Board members, expertise and committee membership*

Member	Independence	Expertise	Committee membership
Vincent Maphai		· Corporate affairs and transformation · Strategy · Knowledge of ESG	· Chairman of the Board · Nominating and Governance Committee (chairman) · Remuneration Committee · Safety and Health Committee · Social, Ethics and Sustainability Committee
Timothy Cumming		· Engineering in the mining industry · Leadership and strategic development · Financial services · Knowledge of ESG	· Remuneration Committee (chairman) · Audit Committee · Risk Committee · Social, Ethics and Sustainability Committee
Savannah Danson		· Communication, · Finance · Mining · Infrastructure management	· Audit Committee · Risk Committee · Remuneration Committee · Safety and Health Committee
Harry Kenyon-Slaney		· Operations · Geology · Health and safety · Business transformation · Business development	· Safety and Health Committee (chairman) · Social, Ethics and Sustainability Committee · Risk Committee
Rick Menell		· All aspects of the mining industry, operationally and at executive management and board level · Geology · Financial management	· Audit Committee · Risk Committee (chairman) · Nominating and Governance Committee · Safety and Health Committee · Social, Ethics and Sustainability Committee
Nkosemntu Nika		· Finance and accounting at both private and public sector organisations	· Audit Committee · Nominating and Governance Committee · Remuneration Committee · Social, Ethics and Sustainability Committee
Keith Rayner		· Corporate finance and accounting · Executive management and governance · Regulatory compliance	· Audit Committee (chairman) · Risk Committee · Remuneration Committee · Social, Ethics and Sustainability Committee
Susan Van Der Merwe		· Diplomacy · Foreign affairs, liaison at highest levels of government and regulators	· Audit Committee · Risk Committee · Nominating and Governance Committee · Safety and Health Committee
Jerry Vilakazi		· Strategic investments · Shaping major public service policies in post-1994 South Africa · Advocacy	· Nominating and Governance Committee · Social, Ethics and Sustainability Committee (chairman)

Sibanye-Stillwater Integrated Annual Report 2019	110

CORPORATE GOVERNANCE continued

Member	Independence	Expertise	Committee membership
Executive directors
Neal Froneman		· Operations management · Mergers and acquisitions	· Risk Committee · Safety and Health Committee
Charl Keyter		· Financial management in mining · Mergers and acquisitions
* For other public directorships, please go to www.sibanyestillwater.com

BOARD COMMITTEES

AUDIT COMMITTEE

Members	Appointed to Committee	Meeting attendance
Keith Rayner (chairman)	1 January 2013	8/8
Tim Cumming	30 May 2018	8/8
Savannah Danson	23 May 2017	8/8
Rick Menell	1 January 2013	8/8
Nkosemntu Nika	21 February 2013	8/8
Susan van der Merwe	21 February 2013	8/8

2019: Contribution to value creation	2020: Planned areas of focus

Deleveraging

·

A continued focus area for the whole of 2019

·

Continual review of our debt facilities and replacement and use thereof was affected

·

A solvency and liquidity review was performed each quarter to ensure the company and Group were viable operations

·

Leverage ratios came down in 2019 due to increased cash flows from revenue

·

No dividends were declared – in part due to normalised earnings workings being negative but also due to cash being used for deleveraging

·

An area of continued focus for the Audit Committee

DRDGOLD

·

A review confirmed that we had sufficient control to consolidate DRD

·

Audit Committee reviewed the PPA model for perspective on DRD balances

·

Integration of Lonmin (Marikana operations) across all areas of focus – operational and financial – and focus on SOX control issues for the year ended December 2020

·

Continued focus on deleveraging

·

Review of when dividends can resume given the improved cash / revenue environment

Sibanye-Stillwater Integrated Annual Report 2019

CORPORATE GOVERNANCE continued

2019: Contribution to value creation	2020: Planned areas of focus

·

Reviewed quarterly consolidated financial results and secured satisfaction with the accuracy thereof, notwithstanding we do not have direct access to DRD financial numbers

Lonmin (now called the Marikana operations)

·

Audit Committee reviewed the PPA model for perspective on Lonmin balances

·

Reviewed quarterly consolidated financial results and secured satisfaction Audit Committee with the accuracy thereof

·

Integration of Lonmin is a focus area for Internal Audit and IT and there were quarterly report backs to the Audit Committee in this regard. So far all is on track

·

We noted that Lonmin only becomes part of our SOX review in Dec 2020 – we are focusing on that in 2020

IFRS

·

Ensured implementation of new IFRS throughout the business

Please refer to the detailed report of the Audit Committee see - Annual Financial Report 2019

The Audit Committee Terms of Reference can be found at https://www.sibanyestillwater.com/about-us/corporate-governance

RISK COMMITTEE

Member	Appointed to the Committee	Meeting attendance
Rick Menell (chairman)	1 January 2013	3/3
Barry Davison [1]	30 May 2018	2/3
Harry-Kenyon Slaney	18 February 2019	3/3
Neal Froneman	30 May 2018	3/3
Tim Cumming	13 February 2013	3/3
Keith Rayner	1 January 2013	3/3
Savannah Danson	23 May 2017	3/3
Susan van der Merwe	21 February 2013	3/3
[1] Retired 28 May 2019

Sibanye-Stillwater Integrated Annual Report 2019	112

CORPORATE GOVERNANCE continued

2019: Contribution to value creation	2020: Planned areas of focus

The Committee focused for the year on:

·

the top 10 Group strategic risks

·

the top 10 risks in each operational segment and their mitigation thereof. These risks were reviewed against the strategy and the changing operational landscape of the organisation

·

review and approval of the updated strategic risk management responsibility matrix

· Risk appetite · Risk tolerance

The Risk Committee’s Terms of Reference are available at:
https://www.sibanyestillwater.com/about-us/corporate-governance

NOMINATING AND GOVERNANCE COMMITTEE

Member	Appointed to the Committee	Meeting attendance
Vincent Maphai (chairman)	27 August 2019	2/4
Sello Moloko [2]	1 January 2013	3/4
Barry Davison [3]	1 January 2013	2/4
Rick Menell	1 January 2013	4/4
Nkosemntu Nika	21 February 2013	4/4
Jerry Vilakazi	1 January 2013	4/4
Susan van der Merwe	30 May 2018	4/4
[2] Resigned 30 September 2019 [3] Retired 28 May 2019

2019: Contribution to value creation	2020: Planned areas of focus

During 2019, the Committee deliberated on the following matters:

·

Training of directors

·

Recruitment of an independent non-executive director

·

Nomination of representatives of a major shareholder on the Board and conflicts of interests

·

Consideration of directors’ and officers’ liability insurance, its adequacy and protection for whistle-blowers

·

External service provider for the Board and Board committee annual assessment

· Board and Exco training · Board diversity

The Nominating and Governance Committee Terms of Reference are available at:

https://www.sibanyestillwater.com/about-us/corporate-governance

Sibanye-Stillwater Integrated Annual Report 2019	113

CORPORATE GOVERNANCE continued

REMUNERATION COMMITTEE

Member	Appointed to the Committee	Meeting attendance
Tim Cumming (chairman)	13 February 2018	6/6
Harry Kenyon-Slaney	18 February 2019	6/6
Savannah Danson	21 February 2013	6/6
Sello Moloko [1]	13 February 2013	4/6
Barry Davison [2]	23 May 2017	2/6
Vincent Maphai	27 August 2019	2/6
Nkosemntu Nika	1 January 2013	6/6
Keith Rayner	1 January 2013	6/6
[1] Resigned 30 September 2019 [2] Retired 28 May 2019

2019: Contribution to value creation	2020: Planned areas of focus

·

Appointment of an external expert advisor to the committee (Martin Hopkins of Bowman)

·

Review and refinement of the existing executive benchmarking methodology, including updating the relevant comparator group of mining companies and applying cost-of-living adjustments for constituent data from companies that are considered global businesses (i.e. downwards adjustments). A similar process was followed for non-executive director benchmarking

·

Further review of the performance conditions applicable to the Long-Term Incentive (LTI) share awards with no further refinements warranted at this stage. This topic will be revisited and included in the holistic review of variable remuneration arrangements to be undertaken during 2020

·

Following conclusion of the Lonmin acquisition, the integration and alignment of Lonmin’s employees and their remuneration practices with our Group’s policies and practices

·

Conclusion of the 2019 business plan which had been delayed due to the SA gold operations strike. The plan was approved based on the S189 outcomes as well as the operational status after the strike was terminated

·

Assistance from the Health and Safety Committee in reviewing the framework for setting health and safety targets for incentive purposes

·

Review of framework for setting operational delivery targets (i.e.: ‘threshold’, ‘target’ and ‘stretch’) in business plans for improved consistency and rigour in operational planning

·

Transition of share-based remuneration from equity-settlement to cash-settlement

·

The Minimum Shareholding Requirement (MSR) policy was partially initiated in 2019 but the full implementation has been suspended until 2021 subject to the outcomes of the holistic remuneration review being undertaken in 2020

·

See the Remuneration Report for more detail.

·

The remuneration philosophy will be refreshed to reflect our integrated group approach to remuneration, and to improve our expression of the guiding principles for remuneration

·

Management will, in conjunction with its advisors, perform a holistic review of the short and long-term variable remuneration arrangements and present possible alternatives for the Remuneration Committee’s consideration

·

The alignment of remuneration strategy with the ESG strategy will be undertaken, with a focus on the incorporation of ESG metrics within the variable remuneration design

·

Ongoing further evaluation of remuneration fairness will be performed, with reference to gender and race parity, as well as analysis of pay ratios between executive and other employees

Sibanye-Stillwater Integrated Annual Report 2019	114

CORPORATE GOVERNANCE continued

The Remuneration Committee’s Terms of Reference are available at:

https://www.sibanyestillwater.com/about-us/corporate-governance

Sibanye-Stillwater Integrated Annual Report 2019	115

CORPORATE GOVERNANCE continued

SAFETY AND HEALTH COMMITTEE*

Member	Appointed to the Committee	Meeting attendance
Harry Kenyon-Slaney (chairman)	18 February 2019	4/4
Barry Davison [1]	21 February 2013	2/4
Sello Moloko [2]	1 January 2013	3/4
Savannah Danson	30 May 2018	4/4
Neal Froneman	1 January 2013	4/4
Rick Menell	1 January 2013	4/4
Vincent Maphai	27 August 2019	2/4
Susan van der Merwe	21 February 2013	4/4
[1] Retired 28 May 2019 [2] Resigned 30 September 2019

2019: Contribution to value creation	2020: Planned areas of focus

During 2019 it was pleasing to deliver a recovery and improvement on the safety performance from 2018, particularly in the SA gold operations, which enjoyed a fatality-free year for the first time in the company’s history.

Notwithstanding this excellent achievement, the Committee focused on five areas aimed at driving further improvement in health and safety outcomes.

·

Firstly, we demanded and then reviewed deep and penetrating investigations into any incidents with either fatal or serious consequences so that lessons could be learned, and corrective actions implemented

·

Secondly, we worked with management to redefine a set of safety metrics that drive appropriate safety behaviour, incentivise improvement and ensure our alignment with ICMM safety principles

·

Thirdly, we sought technological innovation from inside and outside the company, particularly in conjunction with the Global Safe Production Advisory Panel established in 2018 and through the Virtual Centre of Excellence and DigiMine collaboration with the University of the Witwatersrand (Wits), with the single objective of making the workplace safer for our employees. Initiatives include predictive rock mass management techniques and opportunities to use technology to separate people from machinery

·

Fourthly, we requested and received a full assessment of the management and integrity of all the tailings and waste rock storage facilities across the company. Finally, and perhaps most importantly, we continued to encourage, challenge and test the cultural transformation work being done to empower our people through work on improved leadership, enhancing our values and culture, improved training and encouraging employees’ right to withdraw should they identify unsafe conditions

In 2020 the Committee will focus particularly on the following areas:

·

Converting the cultural and leadership transformation work into hard and improved health and safety outcomes

·

Ensuring that lessons learned from incidents are applied uniformly and comprehensively across the rest of the organisation

·

Developing and implementing practical technical tools that provide advanced warning of a heightened risk of rock mass failure

·

Cementing the understanding of our safety and health values, systems and processes among a large workforce, many of whom do not speak English

The Safety and Health Committee’s Terms of Reference are available at:

https://www.sibanyestillwater.com/about-us/corporate-governance

Sibanye-Stillwater Integrated Annual Report 2019	116

CORPORATE GOVERNANCE continued

SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE

Member	Appointed to the Committee	Meeting attendance
Jerry Vilakazi (chairman)	21 February 2013	4/4
Sello Moloko [1]	1 January 2013	3/4
Barry Davison [2]	21 February 2013	2/4
Tim Cumming	13 February 2018	4/4
Harry Kenyon-Slaney	18 February 2019	4/4
Rick Menell	1 January 2013	4/4
Vincent Maphai	27 August 2019	2/4
Nkosemntu Nika	30 May 2018	4/4
Keith Rayner	21 February 2013	4/4
[1] Retired 30 September 2019 [2] Retired 28 May 2019

2019: Contribution to value creation	2020: Planned areas of focus

In 2019, the Committee set out to focus on monitoring of adherence to the Code of Ethics, compliance and improvements to the gender policy at all levels of the organisation. Regarding gender policies and practices of interest to the Committee was the baseline study conducted by the Commission on Gender Equality on a selected number of mining companies, which included Sibanye-Stillwater’s gender policies and practices. While the report had highlighted certain historical gender disparities in salaries aligned to some positions, the company conducted its own Employment Equity Barriers Audit focusing on women in mining, pay and grade inequality the findings and recommendations of which were implemented in 2019. The Committee is pleased to report that Sibanye-Stillwater has developed and maintains several Employment Equity Plans in accordance with the Employment Equity Act and other applicable legislation and policies.

In 2020, the Committee will continue to monitor ESG compliance and integration of the Code of Ethics in the business.

To ensure that the Code of Ethics becomes a living document and foundation on which Sibanye-Stillwater is built, the Committee approved several recommendations aimed at ensuring that the Group conducts its business in an ethical, fair and responsible way. The Code of Ethics was rolled out through a variety of initiatives including booklets, posters, electronic communication and integration into training manuals at all company operations.

The Social, Ethics and Sustainability Committee’s Terms of Reference are available at:

https://www.sibanyestillwater.com/about-us/corporate-governance

Sibanye-Stillwater Integrated Annual Report 2019	117

PART 1: BACKGROUND STATEMENT

Dear stakeholders

In this section of our Integrated Report we endeavour to communicate in a meaningful and transparent way how Sibanye-Stillwater approaches the complex subject of remuneration, how remuneration is used to incentivise employees and to create long-term value for shareholders and how our remuneration policies were implemented during the year under review.

We are very aware of the interest that stakeholders rightfully take in this aspect of our business, and we are also mindful that it often seems complex, difficult to understand and hard to convey in a simple yet comprehensive manner.

The aim of the report is therefore to provide sufficient detail and explanation to enable an informed assessment of our remuneration policies and their implementation against the social, economic and operational context of an organisation that has moved from a phase of growth into a phase of consolidation.

We have noted feedback from stakeholders on this subject and we welcome stakeholders’ comments or suggestions in order that we can continue to improve the quality of our reporting in this very important area.

FUNCTION OF THE REMUNERATION COMMITTEE

The Remuneration Committee assists the Board in discharging its responsibilities for setting and administering remuneration policies and practices in line with the Group’s strategies, objectives and long-term interests. It has a particular focus on the remuneration of executive directors and the executive vice presidents (EVPs) of the Group, collectively our prescribed officers. Our prescribed officers are members of the Group’s Executive Committee (Group Exco), which constitutes what King IV refers to as ‘executive management’.

We are mandated through, and act on the basis of, the Remuneration Committee’s Terms of Reference. This document is available on our website (https://www.sibanyestillwater.com/about-us/corporate-governance). We believe these Terms of Reference remain fully compliant with the requirements and principles of King IV.

The Remuneration Committee is responsible for:

·

considering and recommending the remuneration philosophy for all employment levels in the Group with a particular focus on the remuneration of the Group Exco. The Remuneration Policy is described in the second section of this report in accordance with applicable rules and regulations

●	recommending to the Board the remuneration payable and conditions of employment for executive directors and approving the remuneration payable to the prescribed officers

The Terms of Reference did not change during the year under review.

The Remuneration Committee is satisfied that throughout 2019 Sibanye-Stillwater complied with its Remuneration Policy and that no material deviations were noted.

COMPOSITION AND OPERATION OF THE REMUNERATION COMMITTEE

● Two members of the committee retired from the board during the year and were replaced, namely, Barry Davison who was replaced by Harry Kenyon-Slaney and Sello Moloko who was replaced by Vincent Maphai

●	The other committee members are Savannah Danson, Nkosemntu Nika, Keith Rayner and me, Tim Cumming, as Chair
●	All members are independent non-executive directors

Sibanye-Stillwater Integrated Annual Report 2019	118

REMUNERATION REPORT continued

●	The Committee meets formally at least four times a year and met five times during 2019
●	All meetings were quorate and attendance by committee members is recorded in the governance section of the Integrated Report.
●	In addition to committee members, the CEO, the executive vice president (EVP): Organisational Growth (who has accountability for Group leadership development and growth) and the vice president (VP): Strategy (who supports the alignment of incentive remuneration with delivery of the Group’s strategic priorities and outcomes) typically attend our meetings, with the Company Secretary performing committee administration
●	Independent consultants including Martin Hopkins (Head of Reward Advisory Services at Bowmans) and remuneration specialists from PwC also attend meetings as necessary to provide expert advice
●	None of the executive management who typically attend meetings, all of whom provide material assistance to the Committee, do so as of right and are specifically recused when their own remuneration is being discussed
●	We agree an annual work plan that guides our agendas and areas of focus for our four meetings over the year
●	Between meetings, we review and consider relevant matters by round robin when required, with subsequent recordal of the round robin decisions at the next committee meeting

Over the past five years, Sibanye-Stillwater has grown from being a South African gold producer to a multinational precious metals producer. In this time, Sibanye-Stillwater’s workforce has increased from 35,000 to over 80,000 people. This substantial growth was over-shadowed in H1 2018 by the safety incidents at the South African gold operations which had a profound effect on the whole company, influencing employee confidence, productivity, workplace reputation and business brand.

To address this temporary regression in safety performance, executive management was tasked with developing and implementing a comprehensive recovery and improvement plan based on, among other interventions, developing a uniform culture underpinned by ‘values-based decision making’ throughout the business. This new culture has been designed to rebuild workplace confidence and to materially improve safety outcomes through the development of a new style of engaged leadership throughout the organisation.

There has been a significant improvement in our safety performance with the SA gold operations achieving a local industry record of 11 million fatality-free shifts in March 2020, an unparalleled achievement for ultra-deep level mining. The safety performance was also sustained at both the SA and US PGM operations. It was particularly pleasing that such an improvement was achieved against the backdrop of a five and a half month wage-related strike in the SA gold operations which caused considerable disruption and required careful retraining of many employees as they returned to work.

In the SA PGM operations, the Marikana operation (previously Lonmin) was also successfully integrated and re-organised during a period when wages at the Rustenburg and Marikana operations were under review, resulting in multi-year wage agreements being signed in November 2019 and an operational restructuring being concluded without industrial unrest or operational disruptions.

Sibanye-Stillwater Integrated Annual Report 2019	119

REMUNERATION REPORT continued

REMUNERATION PRACTICES AND BENCHMARKING

Sibanye-Stillwater seeks to use its remuneration policies and practices to align the effort of employees behind the purpose and goals of the Group. It does this through ensuring that people are given meaningful and value-adding work, that they understand how their work contributes to the performance of the business, that they are incentivised appropriately at all times and that retention plans are in place. Engaged employees who identify with the culture of the business will contribute positively through application of discretionary effort towards sustained safe performance, a cornerstone of our vision.

The Group takes care to design remuneration structures which incorporate realistic performance targets, ensures that there is a clear line of sight to long-term value creation and that enables earnings deferral for the senior leadership group as necessary. Superior value for our stakeholders is created through the attainment of both short- and long-term goals and variable pay plans are specifically designed to try and avoid one being favoured over the other. Our remuneration practices also consider the sustainability of the business, the career paths of leaders and the management of emerging talent.

Sibanye-Stillwater Integrated Annual Report 2019	120

REMUNERATION REPORT continued

The Remuneration Committee addressed the following issues during the year:

●	Benchmarking of the remuneration for non-executive directors, executive directors and prescribed officers to ensure it remained aligned with the growth and development of the business
●	The settlement of deferred short-term and long-term share-based incentives (Bonus and Performance Shares) with cash as opposed to equity scrip
●	The Minimum Shareholding Requirement (MSR) policy for senior executives

Benchmarking approach

The Group has evolved markedly in recent years as a consequence of the various acquisitions that have been made and this has required us to alter the way in which we benchmark our remuneration practices. We aim to ensure that any comparisons that we make are to companies of a comparable size and scale and they use broadly comparable remuneration practices and levels of pay across the various components of total pay.

The benchmarking process compares key financial and operating metrics to those of a mix of local and international comparator companies that all operate sustainable, reasonably comparable portfolios and cover both guaranteed and variable components of the total reward structure. We have revised and extended the list of comparator companies used in our benchmarking reviews to improve the relevance of the comparisons made.

Future changes to the Remuneration Policy and practices

The benchmarking of executive remuneration performed during the year demonstrated that while overall total remuneration levels are acceptable and within market norms, the pay mix currently offered differs in some modest respects from market practice. This prompted the Remuneration Committee to consider whether a fresh look at the variable pay structures was required and in particular whether the existing long-term incentive (LTI) practices continued to be appropriate for the Group as it expands its global footprint.

Accordingly, the Remuneration Committee has requested management to conduct an in-depth review of its entire approach to short- and long-term remuneration for consideration by the Committee during 2020 with a view to any recommended changes being implemented in 2021.

For this reason, apart from the change made in settling share-based incentives using cash instead of equity, there are no material changes to the Remuneration Policy presented in part 2 of this year’s report when compared to last year.

Without prejudging the outcomes of this review, the approach we have in mind is for a more simplified ‘total incentive plan’ where the total incentive in any year is determined based upon a combination of Group and personal performance measures. These measures would be defined annually, with applicable weightings, and be captured in each executive’s performance scorecard. The Group measures would include group-wide financial outcomes such as total shareholder return (TSR) and/or return on capital employed (ROCE) alongside a range of operational measures such as safety, production, cost and the developed state of the orebody. Then, after the annual determination of the results relative to the scorecards for each segment of the Group, and personally for each executive, a portion of the determined ‘total award’ would be paid out in cash and the remainder would be granted as deferred share-price linked awards which would vest over periods of up to five years, depending on the seniority of the executive. This is similar to the approach adopted by a few of the companies in our comparator group and we look forward to engaging with our shareholders further on this matter over the coming year.

The company continues to track emerging local and international remuneration trends both for the purpose of making comparisons on executive remuneration as well as to ensure that employee benefits, such as healthcare and pension arrangements, are kept in line with current practices in jurisdictions in which our employees are based. In 2020 all Sibanye-Stillwater employees will be on a medical insurance plan including those at

Sibanye-Stillwater Integrated Annual Report 2019	121

REMUNERATION REPORT continued

our SA gold operations who were previously covered by an in-house company medical plan. Employees are also now given the option to extend such medical benefits to their direct family members.

Summary of activities undertaken in 2019	New focus areas for 2020

Besides the standard governance and approval items on the Remuneration Committee’s annual work plan, the following matters were addressed during the year:

·

Review and refinement of the existing executive benchmarking methodology, including an update of the relevant comparator group of mining companies and also applied cost of living adjustments for constituent data from companies that are considered global businesses (i.e. downwards adjustments). A similar process was followed for non-executive director benchmarking

·

Further review of the LTI share awards’ performance conditions. No further refinements are considered warranted at this stage. This topic will be revisited and included in the holistic review of variable remuneration arrangements to be undertaken during 2020

·

Following conclusion of the Lonmin acquisition (the Marikana operation), the integration and alignment of these employees and their remuneration practices with our Group’s policies and practices

·

Concluding the definition of the 2019 operational delivery targets to take account of the protracted gold wage strike and the inclusion of the Marikana operation towards the end of the year

·

Assistance from the Health and Safety Committee in reviewing the framework for setting health and safety targets in future cycles for incentive purposes

·

Review of the framework for setting operational delivery targets (i.e.: ‘threshold’, ‘target’ and ‘stretch’) in business plans for improved consistency and rigour in operational planning

·

Transition of share-based variable pay awards from equity-settlement to cash-settlement

·

The MSR policy details were further refined in terms of matching share awards and performance conditions but, given the fact that we are undertaking a total review of variable pay policies and practices and given some of the complications that arise for any MSR policy when following a cash-settled approach to LTI awards as opposed to an equity-settled approach, it was agreed to suspend the introduction of the MSR policy until 2021 to be synchronised with the adoption of any new variable pay policies

·

The remuneration philosophy will be refined to reflect our integrated Group approach to remuneration, and to improve the clarity with which we describe the principles that guide our remuneration policy.

·

Management will, in conjunction with its advisors, perform a holistic review of the short- and long-term variable remuneration arrangements and present possible alternatives to the Remuneration Committee for its consideration and potential adoption in 2021

·

Further embed ESG strategies and objectives into the Group’s remuneration practices, with a particular focus on the incorporation of ESG metrics within the design of variable remuneration

·

Continue to monitor remuneration fairness, paying particular attention to gender and race parity, as well as the analysis of pay ratios between executives and other employees

NON-BINDING ADVISORY VOTES

Shareholders will once again be afforded the opportunity to vote on two separate non-binding advisory resolutions at the forthcoming AGM on 28 May 2020: one on the Remuneration Policy Report (Part 2 of this report) and the other on the Remuneration Implementation Report (Part 3 of this report).

In the event that either or both are voted against by more than 25% of entitled voting rights exercised by shareholders, Sibanye-Stillwater commits to implement measures, including engagement with dissenting shareholders, in an attempt to address all legitimate and reasonable objections and concerns, and to disclose how these objections and concerns would be addressed in next year’s Integrated Report.

At the 2019 AGM in May last year, 3.4% and 23.8% of shares voted were against the Remuneration Policy and Remuneration Implementation reports respectively.

While both resolutions received votes above the required majority, we still engaged with concerned shareholders and institutional shareholder advisory services who had expressed reservations relating to how we implemented remuneration in 2018. We acknowledge the concerns expressed and the comments made and, consistent with our desire to be responsive to our stakeholders, we will continue to evolve our disclosure and interactions in line with deemed best practice.

Sibanye-Stillwater Integrated Annual Report 2019	122

REMUNERATION REPORT continued

The following table provides an overview of the main comments and concerns raised by shareholders and proxy advisors together with our responses.

Shareholder concerns and feedback	Responses
Short-term incentive (STI) KPIs do not include short-term financial outcomes with focus on operational delivery

The primary focus of the STI KPIs is on factors over which employees have reasonable control and influence. Financial factors are indeed included in those KPIs (especially in the measurement of operating costs), albeit limited. Beyond the measures used to reward the safe and efficient extraction of as much precious metal out of each tonne of ore as possible, the main drivers of financial outcomes for the company are beyond the control of the employees (such as metal price, exchange rates and, with the exception of the prescribed officers, financial structuring). Nonetheless, these factors are indeed incorporated in the extent to which the employee will be rewarded or ‘punished’ in the resultant value of their LTI awards – as they are reflected in the share price. It is here, in the LTI that the shareholder’s and employee’s financial outcomes are aligned. We believe this is an appropriate and balanced approach between what is measured and rewarded in the STI versus the LTI. However, this balance will again be considered as a part of the holistic review of variable remuneration within the upcoming year.

Non-executive director fees seem high relative to those of South African peers

Even though its head office is in South Africa (SA), the Group is now a substantial multi-national group operating in multiple jurisdictions across the globe, and is dual-listed both on the JSE and NYSE with the concomitant risks that involves. Accordingly, we deem it appropriate to benchmark fees to a comparator group (for both executive and non-executive directors) which includes appropriate SA as well as global companies that are selected for reasonable comparison. (See details elsewhere in this report.) We also use a cost of living adjustment (i.e.: a downward factoring) when looking at the dollar or sterling-based fees of the global constituents and add these data to the rand based SA-comparative data when making benchmark comparisons. According to this benchmarking approach, the findings do not support the concern that fees are high, and in fact certain roles were identified as being remunerated at lower rates than the adjusted-comparator median rates.

Maximum incentive earnings capped at very high potential relative to peers while on-target incentive earnings aligned – more geared to performance and putting a premium on how performance evaluation is done

Our benchmarking work does not register this concern to the same extent, and we do not consider the incentive plan as being unreasonably out of line in this regard. While the STI has similar gearing to performance as many of its peers, the Sibanye-Stillwater CEO has a higher gearing to performance in terms of the value of long-term incentives on vesting with substantial upside available in respect of superior delivery against the applicable performance conditions. Nonetheless, we will be revisiting this aspect as a part of the holistic review of variable remuneration during the upcoming year.

Treatment of safety in the determination of 2018 STIs, considering the number of fatalities experienced

We are aware that several shareholders expressed similar concerns last year and we addressed this in detail in our 2018 Integrated Report. Not only did we dramatically increase the ‘hurdle’ which SA gold operations’ management needed to achieve the ‘safety’ measures for the second half of 2018, we also substantially increased the weighting of that measure relative to the other measures. That was done in order to provide an even higher degree of operational focus on safety in the second half following the very poor results in the first half. The safety performance of the SA gold operations improved dramatically in the second half of 2018 – and this improvement was sustained throughout 2019. However, this change in the weighting affected the scoring of the safety measure for the year 2018 as a whole, resulting in a rating that gave fair recognition to the turnaround that had been achieved while still providing a zero score for the early period. Besides this, the Remuneration Committee applied a 20% reduction in the vesting awards of the LTI shares for that period in respect of the shortcoming in ESG performance represented by the safety outcomes. Several shareholders felt this was not sufficient and expressed their votes accordingly. Safety remains a top priority and a central component of our scorecards.

Performance conditions applicable to LTI awards – vesting below median

We are mindful of this concern but it has not been uncommon among SA companies that use TSR or relative share price comparisons as performance conditions when determining vesting levels for LTI awards to allow for some vesting at or below the median or average outcomes of the relevant comparator data and this has been especially so in mining companies. We note that a 35% vesting of the awards at the 50th percentile (median) is considered reasonable on a comparable basis. However, as we have become more multinational, we need to broaden this comparison going forwards and it will be addressed as part of the holistic review of the Group’s incentive plan to be undertaken in 2020.

Sibanye-Stillwater Integrated Annual Report 2019	123

REMUNERATION REPORT continued

Shareholder concerns and feedback	Responses
Absolute TSR not included as a performance condition

While we believe in a balance of absolute and relative measures for a balanced assessment of performance, we do not believe that using an absolute return measure for TSR is appropriate for Sibanye-Stillwater since that would be an asymmetrical approach. We believe that a relative TSR measure is appropriate due to the inherent cyclical nature of markets, and, within our industry, the commodity cycle. We note that it is a common approach that is followed by comparable companies. The ROCE measure does, in a sense give an alternative ‘absolute’ comparison measure since the cost of capital is typically always a positive number that the ROCE is based off and strongly related to the absolute return received by shareholders. Using both the relative TSR and the ROCE as measures are common accepted practice and are deemed fair bases for determining vesting levels of LTI awards.

REMUNERATION CONSULTANTS

During the year, management (and the Committee) consulted with remuneration experts at PwC to assist with the benchmarking of remuneration and fees. However, a decision was made to appoint PwC as remuneration consultants on a more regular contractual basis to work with the remuneration management team to support the development and implementation of our Group reward policies.

The Remuneration Committee, separate from management, had previously engaged with remuneration consultants on a case-by-case basis as and when the need arose. However, the Remuneration Committee entered into a formal on-going relationship with an expert remuneration advisor, Martin Hopkins: Head of Reward Advisory Services at Bowmans, as a dedicated specialist advisor to the Remuneration Committee with effect from April 2019.

We are satisfied that these consultants are independent, objective and well qualified, and suitably experienced for our purposes.

APPRECIATION

Lastly, I would like to thank my committee colleagues for their assistance in ensuring that we pay proper attention to the key aspects of remuneration in the Group (both the development of policy and practice as well as its implementation) and that we deliver on our mandate appropriately.

I also extend my thanks to the members of the management team for their hard work and dedication during the year, as well as to those shareholders and proxy advisors who gave us constructive and candid feedback on our policies and practices.

Tim Cumming

Chairman: Remuneration Committee

22 April 2020

Sibanye-Stillwater Integrated Annual Report 2019	124

REMUNERATION REPORT continued

PART 2: REMUNERATION POLICY

Changes to the Remuneration Policy from year to year have been noted in green tinted blocks

REMUNERATION PHILOSOPHY VS REMUNERATION POLICY

During 2020 we will seek to further refine our remuneration philosophy to reflect the development of the Group over the past five years. Below we set out a summary of the principles that guide our approach to remuneration.

GUIDING PRINCIPLES INFORM OUR REMUNERATION POLICY

The key guiding principles that underpin our remuneration philosophy and which provide the framework for the design of our remuneration policies and practices, are:

Flexibility

To support a diverse and multi-regional organisation to accommodate differences and changes in job requirements, labour market practices and economies.

Transparency

To provide executives and staff with clarity on their roles and performance expectations and ensure that they understand how the remuneration practices and structures apply to them.

External competitiveness

To ensure the Group adopts appropriate pay levels and structures for comparable jobs within relevant labour markets.

Internal comparability

To provide remuneration guidelines that ensure similar jobs are paid equitably across the Group within relevant labour markets.

Recognition

To reward performance through appropriate base pay progression, STIs (bonuses) and, where applicable, LTIs. Extraordinary performance and contributions are rewarded at a level that signifies the value of the employee to the organisation and encourages retention and further commitment.

Sibanye-Stillwater’s remuneration philosophy seeks to attract and retain key talent and to reward employees fairly and appropriately across the organisation. We aim to be regarded as an organisation that encourages, recognises and rewards high performance and delivery on our strategic focus areas that were presented by the chair of the Remuneration Committee in his background statement. We strive to ensure fairness across all remuneration decisions and offer employees a rewarding work environment where they can develop their careers and earn a good living. We seek at all times to make sure that our remuneration policies allow us to attract, retain and motivate talented and skilled people, particularly at senior management level. We want our systems to encourage people to work hard, to seek opportunities to improve their skills while at the same time enjoying an appropriate work-life balance. Finally we benchmark our remuneration structures annually against relevant peer groups to ensure reasonable external parity and competitive remuneration potential. In addition, employees’ remuneration levels and remuneration potential are compared internally to ensure appropriate parity or differentiation. We value the insights that benchmarking provides, which we consider offers important data points which allow us both to remain competitive and ensure fairness in our overall remuneration structure.

FAIR AND RESPONSIBLE REMUNERATION

We remain committed to remuneration fairness across all levels of the organisation.

Fairness in remuneration is a complex matter which must be considered from the perspectives of different stakeholders – employees, shareholders and the broader community in which we operate. Different groups often hold conflicting opinions on what constitutes fairness and we welcome feedback as we continually seek to balance these differences and strive to carry out our responsibilities as directors towards the interests of the Group.

The two key criteria in considering what is fair are, in the first instance, external parity and internal parity. By this we mean that all employee remuneration arrangements should be determined and reviewed for fairness with reference to how their actual and potential rewards from remuneration stack up relative to these two criteria:

●	How does this compare relative to other people who undertake a similar role, have similar levels of skill, experience and responsibility in other similar or comparable organisations within the same country or region?

Sibanye-Stillwater Integrated Annual Report 2019	125

REMUNERATION REPORT continued

●	How does this compare relative to other people who are also working at Sibanye-Stillwater, in the same or similar roles in terms of their respective levels of work, skills, experience and responsibilities?

No perceptible difference in actual and potential remuneration of one person when compared to that of another who is deemed to be reasonably comparable on either an external and internal parity basis – and, importantly, who has been performing with the same degree of success as the comparator – should ever be accorded to their gender, their race or any other personal factor not relevant to the job.

Accordingly, through application of appropriate policy, we seek to ensure that we are fair and equitable in this regard with no discrimination that could be attributed to differences in race, gender or any other personal factor that has no bearing on the person’s ability to perform acceptably on the job.

Sibanye-Stillwater commits to annually assessing its Gini coefficient (as it initiated in last year’s report), as well as analysing pay discrepancies delving into the reasons for the discrepancy. We will also determine our Palma ratio and monitor our internal pay gap. As in previous years, this exercise will include monitoring pay at the operator level (lowest level of pay) and the total rewards offering to all employees to determine how to improve their overall wellbeing.

We also recognise the need to address the challenges of unreasonable income inequality (that is the difference between remuneration earned by employees at the top of the organisation as compared to those lower down in the organisation) while still remaining competitive and retaining the ability to attract the talent necessary to provide the required levels of technical and professional management and leadership. To that end, we are mindful of paying attention to respective increases in remuneration between these levels over time.

Part 3 of this Remuneration report sets out some analysis of how we have addressed this to good effect over the past five years.

ENSURING THE LINK BETWEEN STRATEGY AND REMUNERATION

Sibanye-Stillwater is evolving rapidly and we regularly assess whether our remuneration structures continue to support the Group’s goals and objectives. We take care to ensure that they resonate meaningfully with our employees and that they are aligned with a reasonable set of personal and business expectations.

Values-based decision-making is at the core of our culture and we want our incentive systems to actively support its uptake and the associated change in leadership behaviour which is required. We regularly test our incentive measures to ensure that they are supportive of the growth and sustainability of our business, with costs and safety remaining central to this. As part of this assessment we not only consider ‘what’ we measure but ‘how’ we measure to ensure that there is always a strong link between pay and performance.

PERFORMANCE-BASED REMUNERATION

The Group’s underlying strategy and objectives are described elsewhere in this report and this section explains how remuneration is linked to delivery of these strategic objectives.

Once the Board and management have agreed the short-and long-term strategies for the Group they are devolved down into business plans for each operating segment. These are then converted into specific metrics that are included in the various performance scorecards applicable at each level of the organisation. Scorecards enable the allocation of particular elements of the business plan to particular executives and their teams and they also allow differing degrees of importance to be attached to different components by applying variable weightings to each component.

Three scorecards are used to determine the overall success of the organisation and the performance of the individual executive and it is these scorecards which determine the remuneration paid to each executive. The first two scorecards relate to measuring short-term performance and the third one focuses on delivery of superior value to shareholders over time and is a key determinant of LTI outcomes for executives.

Operational delivery scorecard

Covers the four key operational result areas for the Group as a whole – safety, cost, production and orebody developed state. These are described in more detail below.

Personal performance scorecard

Contains a mix of key result areas that are deemed appropriate to judge the extent to which a particular executive has performed as a manager and leader within their specific area and range of responsibilities.

Shareholder value delivery scorecard

Assesses the delivery of sustainable value to shareholders over a rolling three-year period through the performance conditions that determine the proportion of LTI awards that participants receive.

The overall STI and LTI remuneration for each executive is then determined by the performance achieved against each of these scorecards which, in turn, is directly linked to the strategic objectives of the business.

Sibanye-Stillwater Integrated Annual Report 2019	126

REMUNERATION REPORT continued

Variations to the Remuneration Policy

There have been no significant changes to the Remuneration Policy, and thus, the policy set out below is much the same as last year. However, we have included the summary for ease of reference.

Remuneration elements

Sibanye-Stillwater’s remuneration structure includes the following elements:

	Description	Alignment with remuneration philosophy
Guaranteed base pay (GRP)	Base salary and allowances including provision for medical and retirement contributions.	With reference to the relevant market median guaranteed pay benchmark taken from remuneration surveys. This provides the foundational element of the remuneration mix.
STI	Annual incentive based on a combination of operational delivery and execution of approved business strategies (split between cash and a deferred portion for senior employees).

Performance-based reward providing immediate recognition for superior performance over the prior year.

A deferred performance-based reward (for retention purposes) and incorporating a limited alignment with delivery of value to shareholders through medium-term exposure to share price movement.

LTI	Share award linked to recent personal and organisational performance, with the value on vesting being determined by the extent of delivery of superior shareholder value.	Motivation and retention with a strong performance component rewarding sustained delivery by the company of superior shareholder value over the medium term.

COMPOSITION OF TOTAL REMUNERATION PACKAGE – EXECUTIVE DIRECTORS AND SENIOR EXECUTIVES

The three performance levels illustrated on the next page are based on the three performance pillars within Sibanye-Stillwater, namely the personal performance scorecard, the operational delivery scorecard and the shareholder value delivery scorecard. The personal performance and operational delivery scorecard outcomes influence the STI that falls due, including the deferred share-based component, while the personal performance and the shareholder value delivery scorecard outcomes influence the share-based LTI. The impact of share price appreciation is not taken into account in the analysis presented.

Threshold performance is based on the implications where none of the abovementioned performance pillars have been met and only GRP is paid.

‘Simulated on-target’ is based on the performance that represents on-target achievement on the operational delivery scorecard, a standard performance rating of 3 on the personal performance scorecard (i.e. good performer) and an expected level of performance equating to a 40% achievement of the performance conditions on the shareholder value delivery scorecard. Given the personal performance scorecard achievement of 3, the value of the performance share units that comprise the long-term incentive award is not adjusted upwards as indicated under Determining allocation quantum.

‘Maximum’ represents the maximum incentive pay which can be received, in the unusual event, when stretch performance on all three performance pillars is met. This will result in STI settlement equating to 200% of the simulated on-target STI. The performance share unit profile is adjusted for stretch personal performance at allocation (i.e. 5 rating on personal performance scorecard being regarded as a ‘top performer’) which results in an additional quantum equivalent to the simulated on-target being allocated (i.e. performance factor of 200% of the ‘good performer’ allocation). In addition to the personal performance enhancement outlined above an additional vesting quantum is also earned as a consequence of full delivery on the shareholder value delivery scorecard which adjusts the 40% vesting profile for simulated on-target to 100% vesting. In the maximum performance level, for the LTI component, distinction is made between the top-up allocation made for exceptional personal performance in the year preceding the allocation (i.e. retrospective performance), and the stretch outcomes for the prospective performance conditions applied (i.e. the shareholder value delivery scorecard – currently consisting of TSR and ROCE).

COMMITMENT TO THE SOLIDARITY FUND IN SOUTH AFRICA

On 13 April 2020, it was announced that Sibanye-Stillwater’s Board and executive management had unanimously elected to contribute a third of their remuneration for the next three months to the national Solidarity Fund in SA. This followed a plea by the President Cyril Ramaphosa for unified action and additional support in the national fight against COVID-19, as well as the financial commitment made by the President, Deputy President, Ministers and Deputy Ministers to donate a third of their salaries for the next three months to the Solidarity Fund.

The Solidarity Fund has been specifically established as a vehicle to help citizens and businesses contribute to the battle against the COVID-19 pandemic and to cushion the pandemic’s impact on the most vulnerable members of society in SA.

Sibanye-Stillwater Integrated Annual Report 2019	127

REMUNERATION REPORT continued

RANGE OF PERFORMANCE-RELATED PAY BY EXECUTIVE

Guaranteed pay | STI (cash bonus component) | STI (deferred share-based component) | LTI (simulated on-target performance) | LTI (stretch personal) | LTI (max vesting)

Chief executive officer

Maximum
Simulated on-target
Threshold
0
R20m
R40m
R60m
R80m
R100m

Chief executive officer (%)

Maximum
14
18
12
11
11
33
Simulated on-target
35
23
15
27
Threshold
100
0
20
40
60
80
100

Chief financial officer

Maximum
Simulated on-target
Threshold
0
R10m
R20m
R30m
R40m
R50m

Chief financial officer (%)

Maximum
15
18
12
11
11
33
Simulated on-target
37
22
26
26
Threshold
100
0
20
40
60
80
100

Executive vice president – SA

Maximum
Simulated on-target
Threshold
0
R5m
R10m
R15m
R20m
R25m
R30m

Executive vice president – SA (%)

Maximum
17
19
12
10
10
31
Simulated on-target
39
22
15
24
Threshold
100
0
20
40
60
80
100

Executive vice president – USA

Maximum
Simulated on-target
Threshold
0
US$1m
US$2m
US$3m
US$4m

Executive vice president – USA (%)

Maximum
17
19
12
10
10
31
Simulated on-target
39
22
15
24
Threshold
100
0
20
40
60
80
100

GUARANTEED REMUNERATION (GRP)

GRP levels are reviewed annually against market benchmarks to remain competitive. The benchmark used, in the first instance, for determining GRP by job level and discipline, is a market median level obtained through independent remuneration survey databases for peer mining companies with differentiation by territory. While the median is the first point of reference as a benchmark, when making comparisons and pay level determinations, other factors such as length of time in the role, and the extent to which the executive is more than, or less than, fulfilling all aspects commensurate with the role are taken into account. At the time of assessment, an executive’s actual remuneration may well be above or below the median level and may remain above or below the median for good reasons such as length of time in the role, level of performance while in this role etc.

For consistency in application, the company made use of relevant comparator companies as a peer group and the related survey data supplied by Mercer and Hay for the US PGM operations and PwC for the SA operations, backed by independent advice and support from external consultants. In addition, further verification was obtained by collecting comparable data from competitor company proxy statements to verify ‘pay

Sibanye-Stillwater Integrated Annual Report 2019	128

REMUNERATION REPORT continued

for performance’ relativity for the executives. This practice of benchmarking by using peer group data to ensure pay parity and internal alignment with our remuneration principles is used extensively for levels below the executive.

For the purposes of executive director benchmarking, a global comparator group of reasonably comparable companies was determined, taking into account location and type of operations, size of group (employees, turnover, assets, earnings before interest and tax (EBIT), market cap, the various exchanges they are listed on, among others).

For any non-SA comparators, a cost of living adjustment (COLA) was applied to the relevant dollar or sterling fee levels (i.e.: adjust the foreign currency denominated fees downwards to reflect the lower cost of living for SA residents).

The agreed comparator group used for the 2019 benchmarking is set out in the section of the Remuneration Policy report where the benchmarking of non-executive director fees is covered.

PERFORMANCE-BASED INCENTIVE PLANS

STIs

While the STI scheme rewards those elements of performance that are mostly within the control and line-of-sight of employees, the LTI is conditional on the achievement of longer-term financial hurdles that are aligned with shareholder value creation. We have set out below a graphical illustration on how the STI is calculated and settled.

STIs focus on and incentivise management to achieve safe, sustainable, cost effective delivery from operations and to achieve proper progress in executing the Board-approved Group strategic goals. These incentives are awarded following the assessment of the Group’s annual performance (or at lower levels, the operating unit or area of accountability) against agreed targets (operational performance) as well as the individual performance goals achieved during the year under review (personal performance).

For 2019, weightings between the operational performance and personal performance elements differed according to the location of the employee in the business as follows:

Deployment	Operational performance (%)	Personal performance (%)
Individuals in SA with direct line responsibility for management of production operations	80	20
Operating segment management and services functions and all US management	70	*30
Group executives and corporate office	70	30

* There is a split between personal and service area delivery performance for SA services employees, half of the personal performance is accounted for by performance in the service area in which they work.

Sibanye-Stillwater Integrated Annual Report 2019	129

REMUNERATION REPORT continued

Operational delivery performance

As discussed earlier, operational delivery performance is determined through a scorecard using safety, production, cost and orebody developed state as the KPIs. This achieves a balance between achieving safe production delivery in the current performance cycle and preparing the orebody for effective safe production in forthcoming cycles. The framework of KPIs and measures for the 2020 operational delivery scorecard is as follows:

KPIs for 2020 per operating segment

KPI	Weight (%)	Parameter	Sub-weight (100%)
SA gold operations (one third contribution to Group)
Safety	30	Serious injury frequency rate (per million hours worked)	100
Production	30	Gold produced (kg)	100
Cost	20	Operating cost per underground tonne milled (R/tonne) (excluding capex and non controllables)	100
Orebody developed state	20	Primary on reef development (m)	50
		Primary off reef development (including capex) (m)	50
SA PGM operations (one third contribution to Group)
Safety	30	Serious injury frequency rate (per million hours worked)	100
Production	30	Ounces produced (000 4E oz)	100
Cost	20	Total operating cost (R/tonne treated) (excluding capital development and non-controllables)	100
Orebody developed state	20	Primary on reef development (m)	50
		Primary off reef development (m)	50
US PGM operations (one third contribution to Group)
Safety	30	Total injury frequency rate (per million hours worked)	100
Production	30	Returnable 2E PGM produced (‘000oz)	70
		Recycling throughput (tons smelted per day)	30
Cost	20	Total operating cost (US$/ton treated excluding recycling) (excluding capex and non-controllables)	75
		Recycling EBITDA (US$ million)	25
Orebody developed state	20	Development advance (equivalent 000ft)	100

Targets in the forthcoming year’s approved business plans are used to set the operational delivery targets applicable for the STI calculations. The Board pursues an intensive process to prepare business plan commitments that are a fair statement of what Sibanye-Stillwater’s orebodies are capable of delivering. In determining the targets, consideration is given to performance that is realistically achievable given the levels of operational risk that would normally be experienced while allowing for an element of continuous improvement in safe production effectiveness from the organisation’s performance over the past few years.

The on-target level of operational delivery is therefore set on a basis that, with diligent and assiduous management, the expected performance will be exceeded on a monthly basis on as many occasions as there is a shortfall. This provides management with reasonable expectations of earning incentives in accordance with the target remuneration mix in respect of solid operations management.

The typical historical monthly variability in operational delivery is used to determine a suitable performance range spanning from the threshold to maximum performance levels for the year. Maximum performance nominally reflects exemplary management of operational risks to substantially below the historical exposure. It represents the performance that can be achieved through an exceptional management effort that results in monthly operating results consistently and substantially closing the gap to full potential delivery. While a symmetrical performance range is to be preferred, history reflects that, due to the disruptive impact of risk events, performance shortfalls that result when risks eventuate tend to be more substantial than the outperformance when risk is exceptionally well controlled. The threshold is therefore typically positioned further from the on-target performance level than the maximum.

At the start of each performance cycle and based on these principles, the Remuneration Committee approves the KPIs, target performance levels and ranges that will be used to determine the quality of the Group’s operational delivery.

Sibanye-Stillwater Integrated Annual Report 2019	130

REMUNERATION REPORT continued

Overall Group operational delivery is a weighted aggregate of the performance of the major operating areas of the business. The threshold and stretch targets are set, based on these targets, with threshold performance resulting in a 0% rating for each measure, and a maximum performance outcome resulting in a 200% rating for each measure.

Criteria to determine and adjust performance targets

The Remuneration Committee has the discretion to adjust targets during the course of the year where significant anomalous and unforeseeable events occur which are outside the control of management, or where there are conscious value-adding (or loss-saving) operational departures from the Board-approved plan and where these events cause material deviations from the approved targets. Examples of such events may be force majeure such as unavailability of national utilities that are necessary for operations to be conducted safely or extreme weather events.

Personal performance

The Remuneration Committee and the Audit Committee also approve, respectively, the individual scorecards of the CEO and the CFO that reflect strategic business imperatives for the Group. In turn, the CEO develops specific individual objectives, aligned with the organisation’s strategic objectives, with those who report directly to him at the beginning of each year. On conclusion of each cycle, the Remuneration Committee reviews the performance determinations of the executive directors and the rest of the Group Exco as the basis of approving STI payments and LTI awards.

The personal performance scorecards are structured around the strategic focus areas that are defined as the critical areas for attention to improve the strategic positioning of the Group as discussed in the strategy, risks and opportunities section of the Integrated Report. For the 2020 cycle, ESG has been included in addition to the five strategic focus areas from 2019 in line with Sibanye-Stillwater’s commitment to responsible mining.

The Group uses a rating scale of 1 – 5 where an ‘on target’ outcome would be rated 3 resulting in a 100% rating for the performance component, with the highest rating of 5 resulting in a 200% rating for this component. If the personal performance evaluation of any executive falls below 2.5 then no STI (cash or deferred share price linked incentive) will be awarded.

Maximum STI achievable

If stretch targets are achieved or exceeded on both operational and personal performance scorecards, the maximum incentive is capped at double the on-target bonus level.

Deferral of a portion of STI into share price-based remuneration

All employees who are at VP level or above have 40% of their overall STI settled in two equal tranches incorporating share price appreciation over the deferral period at nine months and 18 months after the award date. The deferred portion of the incentive is forfeited in the event of resignation or termination for cause, with a pro rata payout applicable in the case of no-fault separations.

LTIs

Determining allocation quantum

Annual LTI awards are made under the current Sibanye-Stillwater senior management incentive plan to vice-president level and above. The value of the award is a function of the annual GRP by a factor related to the executive or management job grade (on-target percentage) and further multiplied by a factor related to their assessed personal performance for the relevant period preceding the award. The performance factor applied in this latter case is determined by reference to the table below.

Personal performance rating	Value as a % of value for on-target performance
1.0 – 2.4	0
2.5 – 2.7	50
2.8 – 3.0	100
3.1 – 3.3	125
3.4 – 3.7	150
3.8 – 4.0	175
4.1 – 5.0	200

The awards vest on the third anniversary of the award date dependent on the extent to which the performance conditions have been met. The award is forfeited in the event of resignation of an executive or termination for cause. In the case of no-fault terminations, a pro rata vesting is determined subject to the application of the performance conditions over the relevant period.

Sibanye-Stillwater Integrated Annual Report 2019	131

REMUNERATION REPORT continued

Performance conditions for vesting

The proportion of the LTI awards that vests after the three-year period depends on the extent to which Sibanye-Stillwater has performed relative to two performance criteria – TSR and ROCE over the applicable three years. The Remuneration Committee also has discretion to reduce the amount that would otherwise have vested by up to 20% in the event of any serious poor performance relating to the Group’s ESG track record. These performance conditions were introduced with effect from the LTI award made in March 2016 and were based on what was understood to be widely acceptable measures used to gauge the extent to which shareholder interests are being met. Accordingly, the proportion of the award that will vest at the end of each award cycle ranges from 0% to 100% of the initial award amount. No variations to the performance conditions were made during the year.

However, in 2019, the Remuneration Committee did approve a change to the basis upon which the LTI awards as settled, changing from an equity-settled basis to a cash-settled basis. While the impact of this is largely neutral to the participant, this means that financial benefit can now be realised even during a period in which dealing in the company’s stock is prohibited. It is expected that executives who wish to retain exposure to the company’s stock as part of their personal investment portfolios after settlement of the awards will use the proceeds to purchase shares on the open market. While the intended Minimum Shareholding Requirements policy will create stronger incentives to maintain personal holdings, the deferred STI and LTI awards, which still remain share price-linked despite being cash-settled, will continue to afford executives with sufficient exposure to share price outcomes and align them with shareholder interests. Settlement of LTIs will no longer automatically result in shareholder dilution, with the cash expense becoming tax deductible in the period it is incurred. While the resultant expense item can induce volatility to the income statement, the impact of this can be mitigated by financial structuring if needs be.

TSR – applicable to 70% of the LTI award

Currently the TSR for Sibanye-Stillwater’s purposes is still measured against an appropriate peer group of eight mining and resource companies that might provide alternative investment options to Sibanye-Stillwater’s shareholders. When the peer group for the 2016 awards was determined, the companies selected had similar market capitalisation and occupied similar strategic positioning to Sibanye-Stillwater as value-driven, multi-commodity resources companies listed on the JSE with a primary focus on precious metals. These eight peer comparator companies are set out below:

Peer companies for TSR comparison

African Rainbow Minerals Limited

Anglo American Platinum Limited

AngloGold Ashanti Limited

Exxaro Resources Limited

Gold Fields Limited

Harmony Gold Mining Company Limited

Impala Platinum Holdings Limited

Northam Platinum Limited

The TSR performance condition is determined based on the cumulative curve of the peer companies’ TSRs over the vesting period and where each peer company is assigned a weighting in accordance with its market capitalisation. The percentile at which Sibanye-Stillwater’s TSR falls on this curve is then determined at the end of the period. The applicable TSR score used in determining the percentage of awarded shares that will vest in terms of this criterion is established using the table below, with linear interpolation between the levels quoted.

Vesting percentage relationship to relative TSR performance

Percentile on peer group TSR curve	% vesting
0	0
10	0
20	0
30	5
40	20
50	35
60	55
70	75
80	90
90	100
100%	100

Sibanye-Stillwater Integrated Annual Report 2019	132

REMUNERATION REPORT continued

ROCE – applicable to 30% of the LTI awarded

ROCE is a metric that can be used to assess how effectively a company generates profits from its employed capital. There has been an increased focus on measuring the returns earned by businesses on the capital deployed over and above the applicable prevailing risk-free rate or other ‘required’ rates of return. For Sibanye-Stillwater, the ROCE is evaluated against the cost of capital, which includes an equity risk premium over the risk free rate. A minimum threshold on the performance scale for ROCE is set as equalling the cost of equity (Ke),which would lead to 0% for the ROCE performance condition, with linear vesting occurring from achievement beyond minimum threshold. Delivering a return that exceeds Ke by 6% or more would be regarded as a superior return representing the maximum 100% on the performance scale and full vesting in respect of the ROCE element.

The performance curve governing vesting is linear between these limits as follows:

Vesting percentage relative to ROCE outcomes

ROCE element of performance condition (30%)	% vesting
≤Ke	0
Ke + 1%	16.7
Ke + 2%	33.3
Ke + 3%	50.0
Ke + 4%	66.7
Ke + 5%	83.3
Ke + 6%	100

ESG over-ride condition

The Board, at its sole discretion, may determine that if there is evidence of material and significant environmental, social and governance (ESG) malpractice during the vesting period applicable to the LTI, up to 20% of the LTI value that would otherwise vest, may be forfeited. In exercising its discretion, the Board may consider level 4 and higher environmental incidents, level 4 and higher social incidents, negligence with respect to occupational health and safety management, material breaches of good corporate governance, and other relevant issues impacting Sibanye-Stillwater’s ESG performance and track record. The forfeiture may be applied to specific areas of the business or to the Group as a whole, depending on the malpractices identified.

MINIMUM SHAREHOLDING REQUIREMENT POLICY

On a supplemental basis to the Remuneration Policy and in order to encourage leadership of the Group to take on personal exposure to the Sibanye-Stillwater share price, thereby increasing the extent of alignment with shareholder interests, the Remuneration Committee initially approved the introduction of a Minimum Shareholding Requirement (MSR) policy for implementation with effect from March 2019. However, the basis for matching share awards still needed to be determined as well as clarification of the performance conditions that would be applied to them. Following the decision to switch from equity-settled to cash-settled LTI share awards, this also added a further layer of complexity to the way in which executives could build up their Minimum Shareholdings in terms of an MSR policy. Given that the Remuneration Committee will be undertaking a holistic review of the whole variable pay remuneration policy and practices in 2020, it was decided to suspend the introduction of the MSR policy until 2021 when all these issues could be addressed in concert.

NON-EXECUTIVE DIRECTOR FEES

In terms of Sibanye-Stillwater’s Memorandum of Incorporation, fees for the services of non-executive directors are determined by the Group’s shareholders at AGMs under the oversight of the Remuneration Committee as from the current cycle.

The appropriate level of fees and increases thereon are determined through a benchmarking exercise in a similar manner to assessing executive remuneration. Accordingly, we review the relevant fees for Board and committee membership with comparable governance responsibilities for companies with characteristics in terms of operational size, complexity, regional spread and listing locations similar to Sibanye-Stillwater. Given the growth and transformation of Sibanye-Stillwater into a multinational precious metals mining group listed on both the JSE and the NYSE, the Remuneration Committee refined its benchmarking approach when considering fees to recommend to the shareholders at the May 2020 AGM.

The following approach was adopted:

●	Use the same comparator group as that used for executive remuneration based on the criteria described earlier for determining a valid peer comparator group
●	Split the comparators into two groups: ‘SA constituents’ and ‘international constituents’
●	Obtain data on non-executive director fees for each company in each group

Sibanye-Stillwater Integrated Annual Report 2019	133

REMUNERATION REPORT continued

●	As with the executives, apply a COLA to the dollar or sterling denominate fees for those in the international grouping (i.e.: adjust them downwards into a rand value that reflects the lower cost of living for South African residents) but leave the rand denominated fees for the SA grouping unadjusted
●	Take the average of the fees in those two groupings for each category of director (e.g.: for the Board’s fees, for committee chairs, for committee members etc.)
●	Compare current rand denominated Sibanye-Stillwater fees to this average comparator figure
●	Allow a ‘tolerance band’ of 20% either side of the average and decide what adjustments might be in order going forward.

The comparator group comprised the following companies.

Comparator group company	Stock Exchange	Location of operations
Anglo American Platinum Ltd	JSE	South Africa
AngloGold Ashanti Ltd	JSE; ASX; and NYSE	America; Continental Africa; South Africa and Australia
Barrick Gold Corporation	TSX	Canada
Fresnillo Plc	LSE	Mexico
Gold Fields Ltd	JSE; NYSE	America; West Africa; South Africa; and Australia
Impala Platinum Holdings Ltd	JSE	South Africa
Kinross Gold Corporation	TSX	Canada
Kumba Iron Ore Ltd	JSE	South Africa
Newcrest Mining Ltd	ASX	Australia
Newmont Goldcorp Corporation	NYSE	USA
South32 Limited	LSE; JSE and ASX	North America; Africa; Australia and South America
Turquoise Hill Resources	NYSE	Canada
Yamana Gold Inc.	TSX	Canada

The outcome of this review is shown in Part 3 of this report. Changes suggested by the review are to be recommended to shareholders for their approval at the forthcoming AGM.

Internationally domiciled non-executive directors receive the same rand denominated fees as the South African non-executive directors but it is proposed that they will in future, subject to shareholder approval, receive a market related per diem allowance, the details of which are given in Part 3.

Besides this per diem allowance for non-SA resident directors, no other provision is made for travel allowances; however, directors may claim for a refund of reasonable expenses if they incur these directly as opposed to having the company make the travel arrangements on their behalf. These figures are disclosed in the relevant table on fees in Part 3 of this report.

Executive directors’ contracts of employment

The employment of an executive director will continue until terminated upon (i) 24- or 12-months’ notice by either party for the CEO and CFO, respectively, or (ii) retirement of the relevant executive director (currently provided for at age 65 in the contract). Sibanye-Stillwater can also terminate an executive director’s employment summarily for any reason recognised by law as justifying summary termination.

Except for the two current executive directors, none of the prescribed officers have employment contracts that provide for any compensation for severance because of change of control.

The service agreements of the two executive directors contain ‘change of control’ conditions, which are set out for information below. These contracts and conditions will be honoured until they terminate. However, any future appointments of executive directors will be made without provision for any compensation for severance because of ‘change of control’.

The employment contracts for the current two executive directors provide that, in the event of the relevant executive director’s employment being terminated solely as a result of a ‘change of control’ as defined below within 12 months of the ‘change of control’, the executive director is entitled to:

●	in respect of the CEO, payment of an amount equal to two and a half times GRP and in respect of the CFO payment of an amount equal to twice the GRP
●	payment of an amount equal to the average of the incentive bonuses paid to the executive director during the previous two completed financial years
●	any other payments and/or benefits due under the contracts

Sibanye-Stillwater Integrated Annual Report 2019	134

REMUNERATION REPORT continued

●	payment of any annual incentive bonus he has earned during the financial year notwithstanding that the financial year is incomplete
●	an entitlement to awards, in terms of the Sibanye-Stillwater incentive plan, shall accelerate on the date of termination of employment and settle with the full number of shares previously awarded

The employment contracts further provide that payments will also cover any compensation or damages the executive director may have under any applicable employment legislation.

‘Change of control’ in terms of the above is defined as the acquisition by a third party or concerned parties of 30% or more of Sibanye-Stillwater ordinary shares. In the event of the consummation of an acquisition, merger, consolidation, scheme of arrangement or other re-organisation, whether or not there is a change of control, if the executive director’s services are terminated, the ‘change of control’ provisions summarised above also apply.

Going forward, we will not include any contractual provisions in any employment contracts or variable pay contracts allowing for accelerated vesting without the testing of performance conditions.

Non-binding vote on Remuneration Policy

The Remuneration Policy, as set out here in Part 2 of this report, will be tabled for a separate non-binding advisory vote at the AGM.

PART 3: IMPLEMENTATION OF THE REMUNERATION POLICY – 2019

EXECUTIVE DIRECTORS’ AND PRESCRIBED OFFICERS’ SINGLE FIGURE OF REMUNERATION

The remuneration outcomes for executive directors and prescribed officers (who constitute executive management as per King IV) for 2019 are set out below. We have included comparative tables for 2018.

As introduced two years ago, these tables have been compiled to improve clarity and transparency and align with the principles and practices of King IV.

Two perspectives are provided, the first being a single total figure of remuneration that reflects earnings attributable to the performance delivered during the relevant cycle and the second, total cash remuneration, reflecting earnings received by each executive director and prescribed officer during the cycle. This should be considered in conjunction with the table of unvested awards, which provides a view of the ‘inflight’ LTI share awards for each executive during the cycle.

In this report, as for last year, both the short-term cash incentive and forfeitable share awards, which are in proportion to the cash incentive with deferred vesting, are reported on an accrued basis in the single total figure of remuneration. Conditional shares, as before, are reported on at vesting. To determine cash earnings in the cycle, amounts of shares accrued in 2018 but not settled are subtracted, while shares accrued in previous years and which were settled in 2018 are added back in. Finally, adjustments are included to take account of market movements on shares that were settled in 2018.

GRP ADJUSTMENTS DURING 2019

Our remuneration practice provides for annual GRP increases typically taking effect from March of each year. As set out in Part 2 of this report, when reviewing base pay, whether for senior executives or for lower levels of employees, the increase in cost of living is one of the key factors taken into account, with comparative ‘market positioning’ and benchmarked remuneration for similar roles in peer group companies and individual performance also influencing the increase granted.

During the year, the comparator group was revisited according to the principles outlined in part 2. The comparator group reviewed when assessing executive director and prescribed officer remuneration levels is set out above.

This year, taking into account the results of the benchmarking exercise and bearing in mind that the Remuneration Committee will be undertaking a total review of the remuneration policy and practices during 2020, the decision was made to only apply an inflation-related increase to the guaranteed remuneration of all prescribed officers at 4.0% of GRP for SA-based executives and 2.3% of base pay for US-based executives.

This contrasts with increases for employees below the Group exco being context specific in the two distinct operating jurisdictions. It remains an ongoing imperative and management focus to close the wage gap. The increase on base salary for middle management and supervisory level SA employees ranged from 5 to 5.5% and at operator level from 7.5 to 8.2%. In the US the base salary increase at middle management level was 2.5% and at supervisory and operator levels averaged at 2.6%

REMUNERATION FAIRNESS

Part 2 of this report addressed our policy and the principles relevant to fair and responsible remuneration. This section sets out some commentary and analysis undertaken to assess our progress in this regard.

The Group has implemented a deliberate and integrated programme since 2013 to improve our Gini coefficient (when applied to income inequalities) in SA, while retaining a competitive total reward construct at management levels. The result is that at the operator level (i.e. lowest levels of pay) the average level of base salaries since 2013 has increased by approximately 72.5% compared to 40% for supervisory employees and 35% for management over the same time period.

In addition to the deliberate action to implement higher salary increases over time at the lower employee levels, there have been focused efforts to also implement job enlargement and job enrichment wherever practically possible in order to try and stimulate employee mobility and job re-grading.

Sibanye-Stillwater Integrated Annual Report 2019	135

REMUNERATION REPORT continued

Over this period, the Group has extended a variety of ‘Total Reward’ elements to the lower level employees which had traditionally been earmarked for supervisory and management levels such as:

●	improved healthcare benefits
●	better retirement benefits
●	paid family-responsibility leave
●	debt consolidation and work/life balance programmes
●	career enhancement development aimed at improved career progression in support of our ‘Employment brand and value’ proposition focusing on pay, benefits and careers

In prior years the Palma ratio and Gini coefficient have been calculated based solely on employees’ GRP, however this year in order to provide a more holistic overview, a modified approach was adopted. This provided for the calculation of both the Gini coefficient and Palma ratio to be performed on actual total remuneration paid (including the LTI awarded to senior staff). As previously, all employees across the Sibanye-Stillwater group (both US and SA based operations) have been included. To provide a comparative figure for last year’s report, we have also calculated the Gini coefficient and Palma ratio on the previous methodology i.e. only on GRP and have summarised the results of both below. In performing the calculations, a COLA (cost of living adjustment) has not applied to the dollar-based salaries, as the US employees are based in the US and remunerated in accordance to the US laws and regulations.

Palma ratio

The Palma ratio is determined by taking the amount earned by the top 10% of a group of employees divided by the amount earned by the bottom 40% of that group. Based on the modified approach, employees comprising the top 10% of the payroll were earning total remuneration on average about 1.5 times that earned by employees in the bottom 40% earned in 2019. The Palma ratio calculation for 2019 based only on GRP results in employees in the top 10% earning GRP on average of 1.4 times that earned by the bottom 40%, which represents a decrease from last year’s result of 1.45 times than of the bottom 40%.

Gini coefficient

The Gini coefficient is an internationally accepted measure of the distribution of income within a society or even within a group, with a value of 0 indicating complete equality, and 1 meaning that one person receives all the income. The Gini coefficient also demonstrates declining differentials in GRP. While not directly comparable, it is interesting to note by way of contrast, that South Africa’s sovereign Gini coefficient, currently reported by the Organisation for Economic Co-operation and Development© (OECD) to be 0.62, is one of the highest, or most unequal, in the world, although this is primarily due to the high levels of unemployment in the country.

The Gini coefficient based on total guaranteed package is 0.34 which represents no change from last year. The Gini coefficient for 2019, based on total remuneration is 0.36, which is lower than that of the RemChannel® Mining industry (0.42) and National All industries (0.44). Sibanye-Stillwater’s Gini co-efficient is also lower than the US sovereign Gini’s co-efficient of 0.39, reported by the OECD©), which can be used a proxy comparator, given its low unemployment rate of 3.6%.

These outcomes in terms of progression of the Palma ratio and Gini coefficient are presented below.

Sibanye-Stillwater Integrated Annual Report 2019	136

REMUNERATION REPORT continued

Remuneration paid to Sibanye-Stillwater executive directors and prescribed officers for the year ended 31 December 2019

		2019 (R000)

Executive directors

Neal Froneman ¹	Paid in SA	8,208	912	7,141	4,761	–	909	104	–	22,035	(11,902)	12,111	4,859	27,103
	Paid in US	4,313	–	3,341	2,228	–	–	–	–	9,882	(5,569)	2,520	589	7,422

	Total	12,521	912	10,482	6,989	–	909	104	–	31,917	(17,471)	14,631	5,448	34,525
Charl Keyter		6,295	899	4,994	3,329	–	413	94	–	16,024	(8,323)	7,187	2,663	17,551
Prescribed officers
Chris Bateman [2,4]		8,919	318	4,481	2,988	7,498	–	1,085	–	25,289	(7,469)	6,421	3,405	27,646
Shadwick Bessit ³		4,186	739	3,252	2,168	–	250	–	–	10,595	(5,420)	3,558	1,536	10,269
Hartley Dikgale		3,721	260	2,235	1,490	–	192	–	–	7,898	(3,725)	3,460	1,241	8,874
Dawie Mostert		3,833	523	2,808	1,872	–	248	–	–	9,284	(4,680)	3,995	1,483	10,082
Themba Nkosi		3,797	280	2,424	1,616	–	–	–	–	8,117	(4,040)	3,469	1,318	8,864
Wayne Robinson		4,511	366	2,940	1,960	–	267	–	–	10,044	(4,900)	4,029	1,434	10,607
Richard Stewart		3,947	438	2,828	1,885	–	330	–	–	9,428	(4,713)	4,276	1,603	10,594
Robert van Niekerk		5,083	565	4,567	3,045	–	287	–	–	13,547	(7,612)	5,792	2,321	14,048
Total		56,813	5,300	41,011	27,342	7,498	2,896	1,283	–	142,143	(68,353)	56,818	22,452	153,060

¹ Dual service contract with effect 1 January 2019, remuneration paid in US$ was converted at the average exchange rate of R14.46/US$ applicable for the 12-month period ending 31 December 2019

² Remuneration paid in US$ was converted at the average exchange rate of R14.46/US$ applicable for the 12-month period ending 31 December 2019

³ Appointed in a prescribed officer role on 1 December 2018, the value of the previous accruals settled in 2019 are in respect of the accruals for the prescribed officer position as well as accruals for the position held prior to the prescribed officer appointment

[4] The final tranche payable of the other cash payment represents the contracted payout of benefits arising from the treatment of unvested share based remuneration in respect of the Stillwater Mining Company share plan, which comprised shares granted in the form of RSUs (retention based) and PSUs (performance based). In accordance with the change of control provisions of the Stillwater Mining Company share plan, on the acquisition of Stillwater by Sibanye-Stillwater all shares (RSUs and PSUs) were converted to a cash settlement with phased payments at US$18/share. No further performance criteria were to be applied with settlement subject to the prescribed officer remaining in the employment of Sibanye-Stillwater at 31 December of the year in question to qualify for the payment

Sibanye-Stillwater Integrated Annual Report 2019	137

REMUNERATION REPORT continued

Remuneration paid to Sibanye-Stillwater executive directors and prescribed officers for the year ended 31 December 2018

		2018 (R000)

Executive directors

Neal Froneman ¹	Paid in SA	8,939	993	6, 729	4,486	–	8,431	249	–	29,827	(11,215)	19,691	(1,559)	36,744
	Paid in US	2,783	–	1,890	1,260	–	–	–	–	5,933	(3,150)	–	–	2,783

	Total	11,722	993	8,619	5,746	–	8,431	249	–	35,760	(14,365)	19,691	(1,559)	39,527
Charl Keyter		6,033	862	4 237	2,824	–	3,697	44	–	17,697	(7,061)	10,009	(773)	19,872
Prescribed officers
Chris Bateman [2]		7,944	291	4,160	2,773	[3] 1,717	–	–	–	16,885	(8,650)	3,498	(229)	11,504
Shadwick Bessit [4]		336	59	176	117	–	–	–	–	688	(293)	–	–	395
Hartley Dikgale		3,560	260	2,022	1,348	–	1,571	–	–	8,761	(3,370)	3,470	(429)	8,432
Dawie Mostert		3,674	501	2,352	1,568	–	2,017	–	–	10,112	(3,920)	3,866	(458)	9,600
Themba Nkosi		3,648	269	2,009	1,339	–	–	–	–	7,265	(3,348)	3,572	(431)	7,058
Wayne Robinson		4,330	351	2,440	1,626	–	2,178	–	–	10,925	(4,066)	3,559	(458)	9,960
Richard Stewart		3,774	419	2,500	1,667	–	4,626	–	–	12,986	(4,167)	6,319	(490)	14,648
Robert van Niekerk		4,868	541	3,221	2,147	–	2,731	–	–	13,508	(5,368)	6,532	(663)	14,009
Total		49,889	4,546	31,736	21,155	1,717	25,251	293	–	134,587	(54,608)	60,516	(5,490)	135,005

1 Entered into a dual service contract with effect 1 May 2018, remuneration paid in US$ was converted at an average exchange rate of R13.87/US$ applicable for the eight-month period ending 31 December 2018

2 Remuneration paid in US$ was converted at the average exchange rate of R13.24/US$ applicable for the twelve month period ending 31 December 2018

3 The other cash payment represents the contracted payout of benefits arising from the treatment of unvested share based remuneration in respect of the Stillwater Mining Company share plan, which comprised shares granted in the form of RSUs (retention based) and PSUs (performance based). In accordance with the change of control provisions of the Stillwater Mining Company share plan, on the acquisition of Stillwater by Sibanye-Stillwater all shares (RSUs and PSUs) were converted to a cash settlement with phased payments at US$18/share. No further performance criteria were to be applied with settlement subject to the prescribed officer remaining in the employment of Sibanye-Stillwater at 31 December of the year in question to qualify for the payment. The final tranche is payable at 31 December 2019

4 Appointed a prescribed officer on 1 December 2018

Sibanye-Stillwater Integrated Annual Report 2019	138

REMUNERATION REPORT continued

GUARANTEED REMUNERATION ADJUSTMENTS EFFECTIVE FROM MARCH 2020

The following increases were granted to executive directors and prescribed officers (who comprise the Group Exco) with effect from March 2020 based on a cost of living increase reflecting consumer price escalation for the previous year in the jurisdiction of employment for each executive:

Executive	2019/20 guaranteed remuneration (R000/US$000)	Increase %	2020/21 guaranteed remuneration (R000/US$000)
Neal Froneman [1]	R13,162.5	4.0%	R13,689.0
Charl Keyter	R7,253.5	4.0%	R7,543.7
Chris Bateman	US$616.8	2.3%	US$631.0
Dawie Mostert	R4,392.5	4.0%	R4,568.2
Hartley Dikgale	R4,013.9	4.0%	R4,174.4
Richard Stewart	R4,423.5	4.0%	R4,600.4
Robert van Niekerk	R5,695.8	4.0%	R5,923.7
Shadwick Bessit	R4,960.8	4.0%	R5,159.2
Themba Nkosi	R4,109.5	4.0%	R4,273.9
Wayne Robinson	R4,915.9	4.0%	R5,112.3

[1] Neal Froneman’s approved GRP is maintained in South African rand with a portion covering the time spent in the provision of strategic and technical leadership to the Sibanye-Stillwater operations based in the United States to be paid under the dual services contract converted into US dollars at a 12-month trailing exchange rate.

As reference for comparison, SA operator level base pay increases ranged from 7.5 to 8.2% and for officials, union men and artisans ranged from 5 to 5.5%.

STI OUTCOMES

As set out in Part 2 of this report, STI bonus payments are based on measuring and rating the performance of the Group Exco against operational measures, as itemised in the Group operational delivery scorecard and personal performance of each executive based on their personal performance scorecards.

Operational delivery scorecard outcomes during 2019

The table below shows the outcomes on the operational delivery scorecard for the Group for 2019 relative to approved targets, which represents the largest element of each executive’s assessment for bonus determination for the year (along with the assessment of their personal performance scorecards).

Operational delivery targets for the SA gold operations were determined on conclusion of the protracted wage strike, based on realistic targets for the remainder of the year combined with the actual operational delivery that had been possible during the strike-affected period. The Marikana operation was introduced into the scorecard for the SA PGM operations for the last quarter of the year once realistic plans had been developed based on the findings of operational reviews conducted following the Lonmin acquisition.

As indicated in previous years, there are circumstances in which significant anomalous events arise that are beyond management’s control and for which reasonable risk mitigation was unable to predict or diminish the impact. These events nevertheless impacted operational performance. The Remuneration Committee is prepared to consider altering the relevant scorecard KPI targets to allow for these types of events.

Inter alia, when assessing STI outcomes for the past year, the Remuneration Committee applied its discretion in adjusting targets for the following:

●	exceptional intensive load shedding during December 2019 (reached Stage 6) which necessitated a reduction in power drawn by the operations to the minimum required to safeguard the integrity of the mine workings
●	damage to pylons and other electricity supply infrastructure at the Marikana operation resulting from an extremely severe storm in November 2019 (amounting to a 1.4% reduction in the target)

While the events were considered significantly anomalous, the resultant change to the target metric was actually relatively minor but the Committee believed that the principle was still warranted.

In the case of the load shedding impacts on the SA operations, the discretion resulted in a reduction of:

●	less than 1.5% to the Primary on Reef Development metrics

Sibanye-Stillwater Integrated Annual Report 2019	139

REMUNERATION REPORT continued

●	less than 1% to the Primary off Reef Development metrics
●	less than 0.1% on Operating Cost metrics
●	less than 0.5% to the Production metrics

In case of the storm damage to electricity supply at Marikana, the reductions in the target metric were of a similar magnitude to those mentioned above for load-shedding impacts.

The table below presents the applicable operational KPIs, threshold, on-target and maximum target levels, and actual achievement relating thereto.

Scores for the three main operating units were:

●	110.3% for the SA gold operations
●	122.4% for the SA PGM operations
●	72.7% for the US PGM operations

The overall result for the Group (i.e. the weighted average across the operating segments) for 2019 was 101.8%. This compares to an outcome of 80.7% in the prior year.

Sibanye-Stillwater operational delivery scorecard evaluation 2019

KPI	Weight	Parameter	Sub-weight (%)	Threshold 0%	Intermediate delivery 50%	On target 100%	Maximum 200%	Actual	Rating (%)
SA gold operations (one third contribution to group)
Safety	25%	Fatal Injury Frequency Rate (per million hours worked)	50	0.086		0.077	0.073	0.000	200.0
		Serious Injury Frequency Rate (per million hours worked)	50	4.12		3.88	3.75	3.52	200.0
Production	25%	Gold produced (kg)	100	23,691		25,612	26,252	23,414	0.0
Cost	25%	Operating cost per underground ton milled (R/tonne)	100	3,500		3,256	3,175	3,400	41.1
Sustainability	25%	Primary on-reef development (m)	50	5,879		6,356	6,515	6,964	200.0
		Primary off-reef development (including Burnstone and capex) (m)	50	15,709		16,982	17,406	17,467	200.0
SA gold operations result									110.3
SA PGM operations (one third contribution to Group)
Rustenburg/Kroondal operations (87.5% contribution to SA PGM operations)
Safety	25%	Fatal injuries	50	3		2	1	4	0.0
		Serious injury frequency rate (per million hours worked)	50	2.47		2.22	2.15	2.28	75.8
Production	25%	Ounces produced (000 4E oz)	100	1,114		1,238	1,268	1,248	134.6
Cost	25%	Operating cost including ORD before credits and direct costs of by product per 4E ounce produced (R/4E oz)	100	13,605		12,368	12,058	12,481	90.8
Sustainability	25%	Primary on-reef development (m)	50	18,069		20,077	20,579	21,760	200.0
		Primary off-reef development (m)	50	12,047		13,385	13,720	13,771	200.0
Rustenburg/Kroondal operations result									115.8
Marikana operations October to December 2019 (12.5% contribution to SA PGM operations)
Safety	25%	Fatal injuries	50	0		0	0	0	200.0
		Serious injury frequency rate (per million hours worked)	50	3.47		3.12	2.95	2.46	200.0

Sibanye-Stillwater Integrated Annual Report 2019	140

REMUNERATION REPORT continued

KPI	Weight	Parameter	Sub-weight (%)	Threshold 0%	Intermediate delivery 50%	On target 100%	Maximum 200%	Actual	Rating (%)
Production	25%	Ounces produced (‘000 4E oz)	100	160.7		178.6	183.0	178.2	97.7
Cost	25%	Operating cost including ORD before credits and direct costs of by product per 4E ounce produced (R/4E oz)	100	24,850		22,591	22,026	20,206	200.0
Sustainability	25%	Primary on-reef development (m)	50	14,847		16,496	16,909	16,706	150.9
		Primary off-reef development (m)	50	5,373		5,970	6,119	6,243	200.0
Marikana operations October to December 2019 result									168.3
SA PGM operations result									122.4
KPI	Weight	Parameter	Sub-weight (%)	Threshold 0%	Intermediate delivery 50%	On target 100%	Maximum 200%	Actual	Rating (%)
US PGM operations (one third contribution to Group)
Safety	25%	Total reportable injuries per million hours worked	50	14.0		12.6	11.2	13.3	46.9
		Progress on ongoing refinement of US PGM operations safety strategy	25	Safety performance evaluated	Programme defined	Definitive action plan/schedule	Implementation begun	Implementation begun on most elements with definitive action plans set up for the balance	191.0
		Progress on review of the GET Safe safety and health management system	25	Gap analysis of existing system vs ISO-compliant system	Programme defined	Definitive action plan/schedule	Implementation begun	Policy update represents partial initiation of implementation	150.0
Production	25%	Returnable 2E PGM produced (000 oz)	50	593		663	675	594	1.4
		Tons milled (‘000 ton)	25	1,474		1,576	1,604	1,555	79.8
		Recycling throughput (tons smelted per day)	25	20		24.4	28.0	29.7	200.0
Cost	25%	AISC per 2E oz (US$ / oz)	75	723		705	687	784	0.0
		Recycling EBITDA (US$ million)	25	7		16	20	38	200.0
Sustainability	25%	Development advance (Stillwater including Blitz) (equivalent 000ft)	12.5	52		74	86	63	50.0
		Development advance (East Boulder) (equivalent 000ft)	12.5	24		30	32	23	0.0
		Diamond drilling advance (Stillwater including Blitz) (000ft)	12.5	470		580	635	659	200.0
		Diamond drilling advance (East Boulder) (000ft)	12.5	156		193	212	152	0.0
		Concentrate handling project status	20	Carry over to 2020	Started up (all three sites dry system testing) by year end	Commissioned (all three sites major systems feed tested) by year end	Handed over (projects released to operations at all three sites) by year end	Carried over to 2020	0.0

Sibanye-Stillwater Integrated Annual Report 2019	141

REMUNERATION REPORT continued

KPI	Weight	Parameter	Sub-weight (%)	Threshold 0%	Intermediate delivery 50%	On target 100%	Maximum 200%	Actual	Rating (%)
		Progress made in the review of environmental management systems	15	Gap analysis of existing system versus ISO-compliant system	System chosen and defined	Schedule prepared for implementing system	All design work complete and implement-ation/rollout of new system underway	Implementation in progress	200.0
		Number of externally reportable incidents or notifications of violations based on Environmental Protection Agency and Montana Department of Environmental Quality guidelines	15	3		1	0	4	0.0
US PGM operations overall									72.7%
Group overall									101.8%

Personal performance outcomes for the executive directors during 2019

As set out in Part 2 of this report, a performance scale of 1-5 is used for each factor and then a weighted average score is determined based on the outcomes for each factor. A performance of 3 corresponds to the ‘on-target’ level and equates to a rating of 100% whereas a performance of 5 representing exceptional achievement is afforded a rating of 200%.

Performance rating scale (based on 5% stretch target)

Rating	% Achievement on targets	Description	Guiding comments
1	Less than 80% of *PC target is met	Non performer	Consistently did not meet all of the expectations
2	80%-89% of *PC target is met	Poor performer	Consistently did not meet all of the expectations
2.5	90%-99% of *PC target is met	Low performer	Regularly did not meet all of the expectations
3 [1]	100% of *PC target achieved	Good performer	Consistently meet all of the expectations or was compliant
3.5	101%-102% of *PC target is met	Great performer	Regularly exceeded most expectations
4	103% of *PC target achieved	High performer	Consistently exceeded most expectations. Works transversally through the business (cross functionally)
4.5	104% of *PC target achieved	Top performer	Consistently exceeded most expectations
5	105% of *PC target achieved	Top performer	Implemented innovation (industry or discipline innovation)
* Performance contract [1] 3 is a good rating. It means all expectations were delivered – quality, cost and time

Sibanye-Stillwater Integrated Annual Report 2019	142

REMUNERATION REPORT continued

Neal Froneman – Chief Executive Officer

Neal achieved a personal performance rating of 4.2 which translated to 160% for the personal performance component of his STI payment. We have set out the achievement against his balanced scorecard in the table below:

Objective	Weighting (%)	Performance rating
Building a value based organisational culture – personal ‘future-ready leadership’ component	10	4.5
Building a value based organisational culture – culture programme enablement component	10	4.0
Focus on safe production and operational excellence	40	4.0
Deleveraging our balance sheet	20	5.0
Addressing our SA discount from an investment context	10	4.0
Pursuing value-accretive growth, based on a strengthened equity rating.	10	4.0

Performance highlights include:

● Strong delivery on Sibanye-Stillwater’s strategy, including successfully concluding the final logical step in building our presence in the PGM mining business with the inclusion of the Marikana operations acquired under the Lonmin transaction. This resulted in a quality mine-to-metal presence in both South Africa and the US, with Sibanye-Stillwater occupying the leading position globally as a primary metal producer

● Solid leadership in establishing key roles and accountability within Sibanye-Stillwater. Initiatives were taken to consolidate a diverse group within an integrated Sibanye-Stillwater in order to create and develop a unified value-based culture. This was supported by the successful initiation of our culture growth programme that has gained substantial psychological adoption from the company’s leadership

● Meaningful progress made in improving the quality of our relationships with government, unions and social advocacy groups through robust, honest, respectful and sincere interactions structured to secure the sustainable future of our company and delivery of on-going value to all our stakeholders. The CEO was publicly visible in playing a meaningful role in supporting the development and growth of the South African economy

● Substantial progress made in enhancing safe production effectiveness and, together with a strong focus on ESG performance, this contributed to a premium rating of the company as a long-term sustainable major mining company

● Significant re-rating of our equity with stakeholder confidence visibly increased, although a significant discount of our market capitalisation to our net asset value remains in place

Charl Keyter – Chief Financial Officer

Charl achieved a personal performance rating of 3.9 which translated into 145% for the personal performance component of his STI payment. His achievements against his balanced scorecard are set out below:

Objective	Weighting (%)	Performance rating
Building a value based organisational culture – personal future ready leadership component	10%	3.5
Building a value based organisational culture – culture programme enablement component	10%	3.5
Focus on safe production and operational excellence	40%	3.5
Deleveraging our balance sheet	20%	5.0
Address our SA discount from an investment context	20%	4.0

Performance highlights include:

● Despite the five-month strike at the gold operations which ended in early April, a strong EBITDA and cash flows from operations positively impacted the net debt. This, together with the adoption of tailored financial measures, contributed to the company maintaining its accelerated deleveraging trajectory

● Progress made in driving creation of Group leadership with strong future-ready competencies, with strides being made in identifying and actively supporting values-based decision making which will contribute to a core Sibanye-Stillwater organisational culture framework

● Improved external understanding of the Sibanye-Stillwater brand and value proposition through effective engagement with debt and equity capital providers resulting in increased support

Sibanye-Stillwater Integrated Annual Report 2019	143

REMUNERATION REPORT continued

● Despite significant challenges, progress was made in positioning Sibanye-Stillwater so as to improve access to global equity markets, which will in turn enable us to optimally deliver on our strategy

Overall STI outcomes for executive directors and prescribed officers for 2019

The following table represents the 2019 individual performance assessments made for STI award purposes, together with the applicable cash and deferred share-based incentive awards made to the executive directors and prescribed officers. Overall performance is based 70% on operational delivery and 30% on personal performance.

Executive		Operational delivery performance (%)	Personal performance (%)	Overall performance (%)	Approved annual GRP (R000/US$000)	Cash incentive (R000/US$000)	Value of deferred share- based award (R000/US$000)
Neal Froneman	RSA	101.8	160.0	119.2	R9,213.7	R7,141.4	R4,760.9
	USA[1]				US$298.1	US$231.1	US$154.1
Charl Keyter		101.8	145.0	114.7	R7,253.5	R4,993.8	R3,329.2
Chris Bateman		72.7	135.0	91.4	US$616.8	US$309.9	US$206.6
Dawie Mostert		101.8	150.0	116.2	R4,392.5	R2,808.3	R1,872.2
Hartley Dikgale		101.8	100.0	101.2	R4,013.9	R2,235.1	R1,490.0
Richard Stewart		101.8	150.0	116.2	R4,423.5	R2,828.1	R1,885.4
Robert van Niekerk		122.4	160.0	133.7	R5,695.8	R4,568.5	R3,045.6
Shadwick Bessit		110.3	140.0	119.2	R4,960.8	R3,252.1	R2,168.1
Themba Nkosi		101.8	120.0	107.2	R4,109.5	R2,423.9	R1,616.0
Wayne Robinson		101.8	125.0	108.7	R4,915.7	R2,940.0	R1,960.0

1 Of Neal Froneman’s South African approved rate of pay of R13,162,500, an amount of R3,948,758 was converted into US dollar-based remuneration under his dual services contract at a 12-month trailing exchange rate with a short-term incentive to be awarded separately on the South African and US components of his remuneration.

Sibanye-Stillwater Integrated Annual Report 2019	144

REMUNERATION REPORT continued

LTI AWARDS MADE IN MARCH 2019

As disclosed in the 2018 Integrated Report, LTI awards were made to executive directors and prescribed officers in March 2019, based on the relevant parameters and their personal performance during 2018.

Details for the determination of the conditional (performance) share, LTI awards made to executive directors and prescribed officers on 1 March 2019 are shown below. These will be subject to the performance conditions as evaluated over the period from award date to vesting on 1 March 2022.

Executive	A: award for on target BSC rating (%)	B: performance factor applied to allocations based on BSC rating	A x B: % of annual GRP awarded	Value of share- based long-term incentive award (R000/US$000)
Neal Froneman	195	175	341	R44,917.0
Charl Keyter	180	150	270	R19,584.6
Chris Bateman	165	175	289	US$1,781.0
Dawie Mostert	165	150	248	R10,871.4
Hartley Dikgale	165	150	248	R9,934.3
Richard Stewart	165	175	289	R12,772.9
Robert van Niekerk	180	175	315	R17,941.8
Shadwick Bessit	165	100	156	R8,185.3
Themba Nkosi	165	150	248	R10,171.0
Wayne Robinson	165	150	248	R12,166.3

LTI AWARDS TO BE MADE IN MARCH 2020

The details for the determination of share-based long-term incentive awards made to executive directors and prescribed officers on 1 March 2020 are shown below. The basis on which these share-based awards are determined is explained in Part 2 of this report.

LTIs are awarded in accordance with the on-target percentages as stipulated in the senior management incentive plan approved by the Board as moderated by personal performance ratings. The awards presented in table below are determined based on the annual GRP post the proposed March 2020 increases presented in the previous section of this document and will be subject to a performance condition that ranges from 0 to 100% on vesting. The awards will be cash-settled after three years taking into account the performance condition and share price appreciation that has been achieved by the time of settlement.

Executive	Performance factor applied to allocations based on BSC rating	% of on target award based on BSC rating	% of annual GRP awarded	Value of share-based long-term incentive award (R000/US$000)
Neal Froneman	195	200	390	R53,387.1
Charl Keyter	180	175	315	R23,762.6
Chris Bateman	165	150	248	US$1,561.7
Dawie Mostert	165	175	289	R13,190.7
Hartley Dikgale	165	100	165	R6,887.8
Richard Stewart	165	175	289	R13,283.8
Robert van Niekerk	180	200	360	R21,325.2
Shadwick Bessit	165	175	289	R14,897.3
Themba Nkosi	165	150	248	R10,577.9
Wayne Robinson	165	150	248	R12,653.0

Sibanye-Stillwater Integrated Annual Report 2019	145

REMUNERATION REPORT continued

VESTING OUTCOMES FOR 2016 CONDITIONAL (PERFORMANCE) SHARE AWARDS THAT VESTED IN MARCH 2019

The expected vesting outcome for the 2016 award of conditional (performance) shares in March 2019 was disclosed in the Integrated Report 2018, with the final outcome confirmed according to the information presented below.

When assessing the TSR element of the performance condition, which is applicable to 70% of the shares awarded, Sibanye-Stillwater’s performance was the lowest of the comparator group over the three-year assessment period. Accordingly, the TSR element of the performance condition was evaluated at 0.0%. The ROCE exceeded the threshold return on equity for the period by 2.07% resulting in the ROCE element of the performance condition being evaluated at 34.4%.

Since the ROCE condition is applicable to 30% of the shares awarded then, before the consideration of any discretion by the Remuneration Committee, only 10.3% of the conditional shares awarded in March 2016 would have vested in 2019. However, given the very poor safety outcomes during the first part of 2018, the Remuneration Committee considered this to be a significant negative impact on Sibanye-Stillwater’s ESG performance and thus exercised its discretion to reduce the vesting outcome by 20%. Consequently, only 8.24% of the conditional shares awarded in March 2016 vested in March 2019.

VESTING OUTCOMES FOR 2017 CONDITIONAL (PERFORMANCE) SHARE AWARDS VESTING IN MARCH 2020

Over the three-year performance period, Sibanye-Stillwater delivered a total shareholder return of 29.8% per annum, which was superior to four of the companies in the peer group. As a result, Sibanye-Stillwater is adjudged to have yielded a higher return than 41.9% of the market capitalisation of the peer group, which yields a performance condition of 22.8%.

The return on capital employed over the 2017, 2018 and 2019 financial years was 11.7%, which exceeded the cost of equity of 8.8% by 2.9% giving a performance condition of 48.6%.

Element	Weight (%)	Outcome (%)
TSR	70	22.8
ROCE	30	48.6
Overall		30.6

As a result, by combining these components using the approved weightings, the overall performance condition resulted in 30.6% of the shares awarded in March 2017 vesting to participants.

There were no significant ESG failures during the year.

Sibanye-Stillwater Integrated Annual Report 2019	146

REMUNERATION REPORT continued

EXECUTIVE DIRECTORS AND PRESCRIBED OFFICERS’ EQUITY-SETTLED INSTRUMENTS

The tables below present the details of equity-settled awards made under share-based incentive schemes in 2019 and in prior years that have not yet vested and the cash value of awards settled during the 2019 financial year.

Share equity summary

Executive Directors
Neal Froneman	Conditional Share Awards
	PS - 1 Mar 2016	1 Mar 2016	R0.00	1 Mar 2019	946,489	–	868,300	78,189	–	33,165,600	12,539 694	–
	PS - 1 Mar 2017	1 Mar 2017	R0.00	2 Mar 2020	2,092,222	–	–	–	2,092,222	35,715,680	31,279 832	28,914,508
	PS - 1 Mar 2018	1 Mar 2018	R0.00	1 Mar 2021	4,440,824	–	–	–	4,440,824	48,749,999	29,292 358	99,208,008
	PS - 1 Mar 2019	1 Mar 2019	R0.00	1 Mar 2022	–	2,926,591	–	–	2,926,591	44,971,031	32,690 021	80,159,327
	Forfeitable Share Awards
	BS - 1 Mar 2018	1 Mar 2018	R0.00	2 Sep 2019	285,959	–	–	285,959	–	3,139,163	3,142,793	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	2 Dec 2019	–	187,926	–	187,926	–	2,884,296	2,927,887	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	1 Sep 2020	–	187,926	–	–	187,926	2,884,296	2,927,887	6,744,664
Total					7,765,494	3,302,443	868,300	552,074	9,647,563	171,510,065	114,800,471	215,026,508
Charl Keyter	Conditional Share Awards
	PS - 1 Mar 2016	1 Mar 2016	R0.00	1 Mar 2019	430,082	–	394,554	35,528	–	15,070,325	5,697,990	–
	PS - 1 Mar 2017	1 Mar 2017	R0.00	2 Mar 2020	1 060,261	–	–	–	1,060,261	18,099,396	15,851,467	14,652,807
	PS - 1 Mar 2018	1 Mar 2018	R0.00	1 Mar 2021	2,261,131	–	–	–	2,261,131	24,821,996	14,914,765	50,513,667
	PS - 1 Mar 2019	1 Mar 2019	R0.00	1 Mar 2022	–	1,276,041	–	–	1,276,041	19,584,558	14,253,378	34,950,763
	Forfeitable Share Awards
	BS - 1 Mar 2018	1 Mar 2018	R0.00	2 Sep 2019	140,114	–	–	140,114	–	1,538,128	1,539,907	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	2 Dec 2019	–	92,012	–	92,012	–	1,412,106	1,433,547	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	1 Sep 2020	–	92,013	–	–	92,013	1,412,106	1,433,563	3,302,347
Total					3,891,588	1,460,066	394,554	267,654	4,689 446	81,938,614	55,124,616	103,419,583

Prescribed officers
Chris Bateman	Conditional Share Awards
	PS - 1 Sep 2017	1 Sep 2017	R0.00	1 Sep 2020	430,477	–	–	–	430,477	8,536,615	9,767,702	5,669,382
	PS - 1 Mar 2018	1 Mar 2018	R0.00	1 Mar 2021	1,810,808	–	–	–	1,810,808	19,878,498	11,944,371	40,453,451
	PS - 1 Mar 2019	1 Mar 2019	R0.00	1 Mar 2022	–	1,638,388	–	–	1,638,388	25,145,815	18,300,794	44,875,447
	Forfeitable Share Awards
	BS - 1 Mar 2018	1 Mar 2018	R0.00	2 Sep 2019	136,632	–	–	136,632	–	1,499,905	1,501,639	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	2 Dec 2019	–	96,341	–	96,341	–	1,478,632	1,500,993	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	1 Sep 2020	–	96,341	–	–	96,341	1,478,632	1,500,993	3,457,678
Total					2,377,917	1,831,070	–	232,973	3,976,014	58,018,097	44,516,492	94,455,959
Shadwick Bessit	Conditional Share Awards
	PS - 1 Mar 2016	1 Mar 2016	R0.00	1 Mar 2019	259,954	–	238,480	21 474	–	9,108,968	3,444,048	–

Sibanye-Stillwater Integrated Annual Report 2019	147

REMUNERATION REPORT continued

	PS - 1 Mar 2017	1 Mar 2017	R0.00	2 Mar 2020	568,821	–	–	–	568,821	9,710,167	8,504,172	7,861,106
	PS - 1 Mar 2018	1 Mar 2018	R0.00	1 Mar 2021	737,114	–	–	–	737,114	8,091,805	4,862,114	16,467,127
	PS - 3 Dec 2018	3 Dec 2018	R0.00	3 Dec 2021	49,288	–	–	–	49,288	424 945	335,651	1,434,281
	PS - 1 Mar 2019	1 Mar 2019	R0.00	1 Mar 2022	–	533,319	–	–	533,319	8,185 336	5,957,173	14,607,607
	Forfeitable Share Awards
	BS - 1 Mar 2018	1 Mar 2018	R0.00	2 Sep 2019	98,620	–	–	98,620	–	1,082,621	1,083,873	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	2 Dec 2019	–	40,315	–	40,315	–	618,754	628,108	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	1 Sep 2020	–	40,315	–	–	40,315	618,754	628,108	1,446,905
Total					1,713,797	613,949	238,480	160,409	1,928,857	37,841,350	25,443,247	41,817,027
Hartley Dikgale	Conditional Share Awards
	PS - 1 Mar 2016	1 Mar 2016	R0.00	1 Mar 2019	200,237	–	183,696	16,541	–	7,016,427	2,652,876	–
	PS - 1 Mar 2017	1 Mar 2017	R0.00	2 Mar 2020	603,742	–	–	–	603,742	10,306,271	9,026,250	8,343,714
	PS - 1 Mar 2018	1 Mar 2018	R0.00	1 Mar 2021	861,041	–	–	–	861,041	9,452,243	5,679,559	19,235,656
	PS - 1 Mar 2019	1 Mar 2019	R0.00	1 Mar 2022	–	647,274	–	–	647,274	9,934 303	7,230,051	17,728,835
	Forfeitable Share Awards
	BS - 1 Mar 2018	1 Mar 2018	R0.00	2 Sep 2019	69,579	–	–	69,579	–	763,818	764,701	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	2 Dec 2019	–	43,907	–	43,907	–	673,882	684,071	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	1 Sep 2020	–	43,907	–	–	43,907	673,882	684,071	1,575,822
Total					1,734,599	735,088	183,696	130,027	2,155,964	38,820,826	26,721,579	46,884,027
Dawie Mostert	Conditional Share Awards
	PS - 1 Mar 2016	1 Mar 2016	R0.00	1 Mar 2019	257,856	–	236,555	21 301	–	9,035,392	3,416,234	–
	PS - 1 Mar 2017	1 Mar 2017	R0.00	2 Mar 2020	604,874	–	–	–	604,874	10,325,626	9,043,195	8 359,359
	PS - 1 Mar 2018	1 Mar 2018	R0.00	1 Mar 021	1,098,264	–	–	–	1,098,264	12,056,403	7,244,318	24,535,218
	PS - 1 Mar 2019	1 Mar 2019	R0.00	1 Mar 2022	–	708,333	–	–	708,333	10,871,437	7,912,080	19,401,241
	Forfeitable Share Awards
	BS - 1 Mar 2018	1 Mar 2018	R0.00	2 Sep 2019	78,266	–	–	78,266	–	859,183	860,176	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	2 Dec 2019	–	51,076	–	51,076	–	783,919	795,764	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	1 Sep 2020	–	51,077	–	–	51,077	783,919	795,780	1,833,154
Total					2,039,260	810,486	236,555	150,643	2,462,548	44,715,879	30,067,547	54,128,972

Themba Nkosi	Conditional Share Awards
	PS - 1 Sep 2016	1 Sep 2016	R0.00	2 Sep 2019	108,941	–	76,259	–	32,682	3,850,000	1,443,316	1,172,957
	PS - 1 Mar 2017	1 Mar 2017	R0.00	2 Mar 2020	540,941	–	–	–	540,941	9,234,225	8,087,352	7,475,805
	PS - 1 Mar 2018	1 Mar 2018	R0.00	1 Mar 2021	883,240	–	–	–	883,240	9,695,934	5,825,985	19,731,582
	PS - 1 Mar 2019	1 Mar 2019	R0.00	1 Mar 2022	–	662,698	–	–	662,698	10,171,037	7,402,337	18,151,298
	Forfeitable Share Awards
	BS - 1 Mar 2018	1 Mar 2018	R0.00	2 Sep 2019	72,035	–	–	72,035	–	790,773	791,688	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	2 Dec 2019	–	43,635	–	43,635	–	669,709	679,833	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	1 Sep 2020	–	43,635	–	–	43,635	669,709	679,833	1,566,060

Sibanye-Stillwater Integrated Annual Report 2019	148

REMUNERATION REPORT continued

Total					1,605,157	749,968	76,259	115,670	2,163,196	35,081,388	24,910,343	48,097,702
Wayne Robinson	Conditional Share Awards
	PS - 1 Mar 2016	1 Mar 2016	R0.00	1 Mar 2019	277,857	–	254,904	22,953	–	9,736,279	3,681,217	–
	PS - 1 Mar 2017	1 Mar 2017	R0.00	2 Mar 2020	678,762	–	–	–	678,762	11,586,960	10,147,864	9,380,491
	PS - 1 Mar 2018	1 Mar 2018	R0.00	1 Mar 2021	1,055,500	–	–	–	1,055,500	11,586,956	6,962,241	23,579,870
	PS - 1 Mar 2019	1 Mar 2019	R0.00	1 Mar 2022	–	792,701	–	–	792,701	12,166,308	8,854,470	21,712,080
	Forfeitable Share Awards
	BS - 1 Mar 2018	1 Mar 2018	R0.00	2 Sep 2019	70,692	–	–	70,692	–	776,034	776,931	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	2 Dec 2019	–	52,984	–	52,984	–	813,199	825,491	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	1 Sep 2020	–	52,984	–	–	52,984	813,199	825,491	1,901,596
Total					2,082,811	898,669	254,904	146,629	2,579,947	47,478,935	32,073,705	56,574,037
Richard Stewart	Conditional Share Awards
	PS - 1 Mar 2016	1 Mar 2016	R0.00	1 Mar 2019	271,894	–	249,433	22,461	–	9,527,335	3,602,232	–
	PS - 1 Mar 2017	1 Mar 2017	R0.00	2 Mar 2020	810,279	–	–	–	810,279	13,832,016	12,114,094	11,198 056
	PS - 1 Mar 2018	1 Mar 2018	R0.00	1 Mar 2021	1,260,423	–	–	–	1,260,423	13,836,534	8,313,943	28,157 850
	PS - 1 Mar 2019	1 Mar 2019	R0.00	1 Mar 2022	–	832,221	–	–	832,221	12,772,856	9,295,909	22,794 533
	Forfeitable Share Awards
	BS - 1 Mar 2018	1 Mar 2018	R0.00	2 Sep 2019	85,900	–	–	85,900	–	942,982	944,072	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	2 Dec 2019	–	54,295	–	54,295	–	833,329	845,916	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	1 Sep 2020	–	54,296	–	–	54,296	833,329	845,932	1,948,683
Total					2,428,496	940,812	249,433	162,656	2,957,219	52,578,381	35,962,097	64,099,122
Robert van Niekerk	Conditional Share Awards
	PS - 1 Mar 2016	1 Mar 2016	R0.00	1 Mar 2019	298,976	–	274,278	24,698	–	10,476,329	3,961 024	–
	PS - 1 Mar 2017	1 Mar 2017	R0.00	2 Mar 2020	795,750	–	–	–	795,750	13,583,997	11,896,886	10,997 265
	PS - 1 Sep 2017	1 Sep 2017	R0.00	1 Sep 2020	116,143	–	–	–	116,143	2,303,196	2,635,328	1,529 603
	PS - 1 Mar 2018	1 Mar 2018	R0.00	1 Mar 2021	1,773,860	–	–	–	1,773,860	19,472,894	11,700,656	39,628 032
	PS - 1 Mar 2019	1 Mar 2019	R0.00	1 Mar 2022	–	1,169,008	–	–	1,169,008	17,941,833	13,057,819	32,019,129
	Forfeitable Share Awards
	BS - 1 Mar 2018	1 Mar 2018	R0.00	2 Sep 2019	136,410	–	–	136,410	–	1,497,462	1,499,193	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	2 Dec 2019	–	69,955	–	69,955	–	1,073,671	1,089,899	–
	BS - 1 Mar 2019	1 Mar 2019	R0.00	1 Sep 2020	–	69,956	–	–	69,956	1,073,671	1,089,914	2,510,721
Total					3,121,139	1,308,919	274,278	231,063	3,924,717	67,423,052	46,930,720	86,684,751

Sibanye-Stillwater Integrated Annual Report 2019	149

REMUNERATION REPORT continued

NON-EXECUTIVE DIRECTOR FEES (R000)

Fees and reimbursements paid in respect of directors’ 2019 Board and committee duties are presented in the table below reflecting the total amount paid to each non-executive director (inclusive of 15% VAT where applicable on top of the ‘base fee’) as approved by shareholders.

	(R000)
Non-executive director	Directors’ fees	Committee fees	Expenses reimbursed	Total
Barry Davison*	465	301	0	766
Harry Kenyon-Slaney*	1,103	596	0	1,700
Jerry Vilakazi	1,148	418	0	1,567
Keith Rayner	1,148	902	114	2,164
Nkosemntu Nika	1,148	702	0	1,850
Rick Menell	1,148	958	0	2,107
Savannah Danson	1,148	702	0	1,850
Sello Moloko*	1,618	0	0	1,618
Sue van der Merwe	1,148	702	0	1,850
Tim Cumming	1,148	796	121	2,065
Vincent Maphai*	944	0	0	944
Total	12,167	6,080	234	18,481

* Sello Moloko resigned from the Board with effect from 30 September 2019; Vincent Maphai was appointed to the Board with effect from 1 June 2019 as chairman designate and assumed the role of chairman with effect from 1 October 2019; Barry Davison retired from the Board with effect from 28 May 2019; Harry Kenyon-Slaney was appointed to the Board with effect from 16 January 2019.

In reviewing the fees for non-executive directors, the Remuneration Committee considered a detailed report and comparative analysis of the level of fees paid relative to other comparator companies. As with the executive directors, a global comparator group was used, according to the methodology set out in part 2.

Based on the benchmarking, two categories sit below the median and outside of the tolerance band: the Chairman and the Chair of the Remuneration Committee.

It was also agreed that a further review should be conducted regarding the referencing of fees paid to the Chair of the Remuneration Committee. This review confirmed that chairs of Remuneration Committee fees are typically set at a level between the Audit Committee chair and the chairs of the other Board committees except for the Risk Committee chair who is typically remunerated at a comparable level with the Remuneration Committee chair. In Sibanye-Stillwater’s case, it was determined that the Risk Committee chair may not be a representative reference point as fewer meetings are scheduled each year than for the other committees.

In line with King IV and its corporate governance principles, a proposal will also be made in respect of suitable fees for a nominated fee for a lead independent non-executive director to be put forward for shareholder approval at the AGM in May. The lead independent non-executive director fee is generally at premium of 20% – 60% of the average aggregate non-executive director fee, and 40% – 70% of the Chairman’s total fee. There is a very wide range of actual percentages depending on the workload of the lead independent non-executive director and the Chair and the rest of the non-executive directors but we are of the view that these ranges are a reasonable basis for benchmarking. The Remuneration Committee decided to set the lead independent non-executive director’s fee on an all-inclusive basis, similar to that of the Chair, rather than on the basis of fees for the separate roles like the other non-executive directors s. With the relatively low Chairman’s fee and relatively high non-executive director fees, setting the lead independent non-executive director fee at around 20% premium to the non-executive director fees, or 60% – 70% of the Chair fee was deemed to be reasonable, provided that the Chairman’s fee is increased as per the recommendations discussed above.

Based on the suggested approach discussed above and the results of the comparator group benchmarking as well as other deliberations, the following proposals are made:

Chairman’s fee: A proposed fee of R3.2 million (excluding VAT) which would place the fee at a premium of about 5% above our benchmark measure after including a 5% cost of living increase.

Chair of RemCo: A proposed increase of 15% on top of CPI for an overall increase of 19% would provide a reasonable fit to the reference points of the Audit Committee chair and chairs of the other committees.

Lead independent director: A proposed all-inclusive fee of R2.15 million (excluding VAT) seems appropriate – which would be a 15% increase on his current proposed fees for 2020, a premium of about 25% over the ‘average’ non-executive director’s fees for 2020 and representing 58% of the Chairman’s proposed fee for 2020.

Sibanye-Stillwater Integrated Annual Report 2019	150

REMUNERATION REPORT continued

Fees for internationally domiciled non-executive directors: A proposed per diem cash allowance of R20,000 per day for each day they are away from their home country while on Sibanye-Stillwater business, plus one additional day for ‘travel time’. Given that the non-executive directors to whom this allowance would apply would already be paid their Board and committee fees for the days they are away on company business, this amount should be seen as an ‘extra over’ and would not be comparable to a per diem charge as if he/she was a senior consultant charging for their time. This allowance will only apply to those days during which the non-executive director is attending a committee meeting, a Board meeting, a strategy meeting or any other formal meetings with Sibanye-Stillwater management or visits to the company’s operations in support of their non-executive director responsibilities. To that number of days can be added one additional day to allow for ‘travel time’.

All other non-executive directors: A proposed 4% annual increase to apply to all other non-executive director fees being the same increase as was paid to prescribed officers and is reflective of cost of living inflation based on the year on year change in the South African CPI index as at the end of December 2019 as published by the South African Reserve Bank.

The proposed fees are set out in Special Resolutions 1 and 2 in the Notice of AGM.

SPECIAL RESOLUTION NUMBER 1

Approval for the remuneration of non-executive directors

“Resolved that,

a)

in terms of section 66(9) of the Act, the following remuneration, quoted exclusive of VAT and to which VAT at the applicable rate will be added where applicable, shall be payable to non-executive directors of the company with effect from 1 June 2020 in respect of their services as directors:

Per annum	2019	2020	% yoy increase	2020 fee converted to US$ at an illustrative rate of R15/US$
Chair of the Board, who is not eligible to receive fees in respect of committee chairmanship or membership	R1,926,693	R3,200,000	66.1	US$213,333
Lead independent director, who is not eligible to receive fees in respect of committee chairmanship or membership	N/A	R2,150,000	N/A	US$143,333
Chair of the Audit Committee	R368,642	R383,387	4.0	US$25,559
Chair of the Remuneration Committee	R227,350	R270,547	19.0	US$18,036
Chairs of the Nominating and Governance Committee, Risk Committee, Social, Ethics and Sustainability Committee, and Safety and Health Committee	R227,350	R236,444	4.0	US$15,763
Members of the Board	R1,018,579	R1,059,322	4.0	US$70,621
Members of the Audit Committee	R191,386	R199,042	4.0	US$13,269
Members of the Nominating and Governance Committee, Risk Committee, Remuneration Committee, Social, Ethics and Sustainability Committee and Safety and Health Committee	R143,860	R149,614	4.0	US$9,974

b)

a per diem allowance of R20,000 (US$1,333 at an illustrative exchange rate of R15/US$) be paid to non-SA resident non-executive directors in respect of each day for which they are required to be away from their home country to attend a committee meeting, a Board meeting or visits to the company’s operations in support of their director responsibilities, with an additional day to be allowed for travel time.”

Special Resolution Number 1 is proposed to enable the company to comply with the provisions of sections 65(11)(h), 66(8) and 66(9) of the Act, which stipulate that remuneration to directors for their service as directors may be paid only in accordance with a special resolution approved by shareholders. The Board, through the Remuneration Committee, proposes an increase of 4%, which is in line with the year on year increase in the Consumer Price Index in South Africa as at the end of December 2019. While the fee scales are quoted exclusive of VAT, VAT at the applicable rate will be included in the amounts paid to non-executive directors.

SPECIAL RESOLUTION NUMBER 2

Approval for lead independent director recompense for period since appointment

“Resolved that the lead independent director, in respect of the period from 14 February 2020 being the date of appointment as lead independent director to 31 May 2020, receive a balancing payment of R58,726 excluding VAT in addition to the Board member and committee fees already

Sibanye-Stillwater Integrated Annual Report 2019	151

REMUNERATION REPORT continued

paid or that will fall due to him, such that fees received in respect of that period is at a rate de-escalated by 4% from the 2020 fee scale presented in Special Resolution Number 1, thereby remunerating him at what a 2019 rate would have been for a lead independent director.”

Mr Rick Menell was appointed as lead independent director with effect from 14 February 2020. Since no fee scale was available for a lead independent director, he continued to be remunerated at the rate for a normal Board member and in respect of the committees he served on. Special resolution Number 2 is proposed such that Mr Menell can be remunerated at the effective rate for a lead independent director that would have been applicable in 2019 based on de-escalation from the proposed fee scale for 2020 for the period from appointment until the fee scale presented in Special Resolution Number 1 is applicable.

NON-BINDING VOTE ON IMPLEMENTATION REPORT

The implementation report, as set out here in Part 3 of this remuneration report, will be tabled for a separate non-binding advisory vote at the AGM.

Sibanye-Stillwater Integrated Annual Report 2019	152

DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS

Better lives
Fair market access
Membership
Assured product
Upliftment
Socio-economic stability
Total returns
Economic value
Clean water/air/land
EMPLOYEES
ORGANISED LABOUR
SUPPLIERS
COMMUNITIES
CUSTOMERS
SHAREHOLDERS
COMPANY
ENVIRONMENT
GOVERNMENT
we are one
Sibanye Stillwater
CARES
about our...
Costs
Quality
Safety, health and wellness
Volume
COMMITMENT
ACCOUNTABILITY
RESPECT
ENABLING
SAFETY

HOW WE DID IN 2019

SUCCESSES

Solid operational recovery in H2 2019 following strike and other operational disruptions in H1 2019

Successful integration and restructuring at the Marikana operation – R1.2 billion of annualised synergies by end 2020 (64% higher than forecast)

Continued improvement in Group safe production including zero fatalities at SA gold operations (+11 million fatality free shifts)

CHALLENGES

Ground conditions and diesel particulate matter issues encountered at Blitz at the US PGM operations during the year

Building up at the SA gold operations after a five-month strike, although it was successful

East Boulder mine tailings at the US PGM operations

Sibanye-Stillwater Integrated Annual Report 2019	153

DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued

DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS CONTINUED

LOCATION OF OUR OPERATIONS

Marathon
Denison
US PGM operations
Rio Grande
Altar
SA PGM operations and projects
SA gold operations and projects

US PGM OPERATIONS

Our mining operations, in Montana in the US, are:

- East Boulder (100%, managed)
- Stillwater (including Blitz) (100%, managed)
- The Columbus Metallurgical Complex (100%, managed)

PROJECTS

In the Americas:

- Marathon PGM-copper project in Ontario, Canada (49%, non-managed)
- Altar and Rio Grande copper-gold projects in north-west Argentina (40%, non-managed)
- Denison PGM project in Ontario, Canada (80%, non-managed)

In South Africa:

PGM

- Hoedspruit (74%), Zondernaam (74%) and three exploration-stage PGM properties – Akanani (93.13%), Limpopo (45.3%-95.25%) – acquired as part of the Lonmin transaction, all in Limpopo province (managed) and Blue Ridge (50%, managed)

GOLD

- Burnstone (100%, managed)
- Southern Free State (SOFS) (100%, managed)

SA PGM OPERATIONS

- Kroondal (attributable 50% interest in PSA agreement, managed)
- Rustenburg (100%, managed)
- Marikana (acquired June 2019, 95.25%, managed)
- Platinum Mile (91.7%), a retreatment facility that processes tailings to recover residual PGMs

In Zimbabwe, on the Wezda Complex, on the southern portion of the Great Dyke:

- Mimosa (50%), with the remaining 50% held by Impala Platinum Holdings Limited (Implats)

SA GOLD OPERATIONS

Our mining operations situated on the West Rand of the Witwatersrand Basin, are:

- Driefontein (100%, managed)
- Kloof (100%, managed)
- Cooke (100%, managed)

And in the southern Free State goldfields:

- Beatrix (100% managed)
- Attributable interest in DRDGOLD (38.05% non-managed)

Post year-end, Sibanye-Stillwater increased its interest to 50.1% in DRDGOLD, a leader in the retreatment of gold tailings.

OVERVIEW OF THE OPERATIONAL PERFORMANCE FOR THE YEAR

US PGM OPERATIONS

Sibanye-Stillwater Integrated Annual Report 2019	154

DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued

The US PGM operations reported 2E PGM production of 593,974oz which was in line with revised 2019 annual guidance. The operational issues which affected the East Boulder mine and Stillwater West mine during 2019 were successfully addressed during the remaining months in 2019, with both operations achieving normalised production run rates by year-end. Challenging ground conditions were encountered at Blitz during H2 2019, with fall of ground (FOG) conditions leading to orders from the US Mine Safety and Health Administration (MSHA) to suspend mining activities in specific areas, thereby restricting stope access and negatively impacting productivity. The adoption of special ground control measures temporarily impaired advance rates and resulted in reduced stope flexibility. Significant progress has been made on redesigning appropriate support in these areas. Concentrated development activities on the ramp system in the Blitz project area also resulted in increased diesel particulate matter (DPM) emissions beyond the capabilities of installed ventilation in certain development areas, which further impacted output.

While the ground control and DPM challenges have largely been addressed, production and advance rates remain behind plan, delaying the planned production build-up at Blitz by approximately eight months. With the ramp up commencing in Q4 2020, the Fill the Mill (FTM) project remains on track to deliver 40,000 2Eoz per annum. At spot prices, the project is expected to yield an NPV in excess of US$400million.

The 53% increase in the palladium price during 2019 to US$1,916/2Eoz, drove a 38% increase in the average 2E PGM basket price for 2019 to US$1,403/2Eoz (palladium comprises 78% of the 2E basket price, with platinum comprising 22%). As a result, adjusted EBITDA from the US PGM operations increased by 61% year-on-year to US$504 million. The 2E PGM basket price has risen a further 24% during 2020 to over US$2,100/2Eoz, which combined with the forecast increase in 2E PGM production to between 660,000 2Eoz and 700,000 2Eoz, suggests significantly stronger financial delivery for 2020.

US PGM operations: production and recycling (ounces)

Mined 2E production	2019	2018
Stillwater	376,395	364,167
East Boulder	217,579	228,441
Total mined	593,974	592,608
Recycling 3E1 at Columbus Metallurgical Complex
PGM fed	853,130	686,592
PGM sold	750,087	540,546
PGM tolled returned	126,758	144,172
[1] Recycling production includes rhodium

SA PGM OPERATIONS

The consistent operational delivery from the SA PGM operations continued in 2019, despite the integration and restructuring of the Marikana operation, the PGM wage negotiations, and the impact of load shedding towards the end of the year. 4E PGM production of 1,608,332 4Eoz (including the Marikana operation for seven months since acquisition), was 37% higher year-on-year, with 4E PGM production (excluding the Marikana operation) of 1,100,734 4Eoz above the upper end of annual guidance.

Following a detailed three-month review of the Marikana operation, a proposed restructuring to create an operating foot-print with a more sustainable cost structure, was announced in September 2019. Mandatory consultations with affected stakeholders in terms of Section 189A (S189) of the Labour Relations Act, 66 of 1995 (LRA) were successfully concluded in early December 2019, with the consequent restructuring effected by early January 2020 without any related operational disruption. Approximately 3,195 jobs were retained as a result of the operational review and S189 consultations, with 1,924 employees exiting (normal attrition) during the period. Three generation 1 shafts (East 1, West 1 and Hossy) have reached the end of their reserve lives, resulting in the necessary retrenchment of 1,142 employees and a 1,709 reduction in contractors.

While integration of the service functions is ongoing into 2020, the initial estimate of R730 million in annual synergies is already proving to be conservative. Synergies achieved to date imply an annualised run rate of R1,200 million by the end of 2020, which is 64% higher than our initial estimates.

SA GOLD OPERATIONS

The SA gold operations produced 29,009kg (932,659oz) (Including DRDGOLD) for 2019 and 23,427kg (753,194oz) (excluding DRDGOLD) for 2019. Normalised production run rates for the reduced operating footprint at the SA gold operations were achieved during Q4 2019, following the conclusion of the AMCU strike in April 2019 and a steady production build-up.

The safe production build-up at the West Rand operations, was hampered by heightened levels of seismicity, as ground stresses which accumulated during the five-month strike were released, significantly affecting several high grade areas at the Kloof operation in particular. Nonetheless, the operating and financial performance for H2 2019 was significantly better than H1 2019, with production increasing by 71% to18,268kg (587,908oz) and AISC declining by 27% to R636,405/kg (US$1,347/oz).

Sibanye-Stillwater Integrated Annual Report 2019	155

DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued

DRDGOLD performed strongly during 2019, benefitting from higher volumes of high-grade surface material from the Driefontein surface facilities, to produce 5,582kg (179,465oz) of gold at an AISC of R514,932kg (US$1,108/oz) yielding adjusted EBITDA of R854 million (US$59 million) for 2019.

SA and US PGM operations (2019)

		Total PGM operations	SA PGM operations						US PGM operations
			Total	Marikana	Kroondal	Mimosa	Platinum Mile	Rustenburg	Stillwater
Production (attributable)[1]
Ore milled	000t	33,035	31,624	6,793	4,060	1,357	8,035	11,379	1,411
Underground	000t	18,540	17,129	4,717	4,060	1,357	0	6,995	1,411
Surface	000t	14,495	14,495	2,076	0	0	8,035	4,384	0
Plant head grade	g/t	2.70	2.18	2.78	2.46	3.58	0.73	2.59	14.29
Underground	g/t	4.12	3.28	3.61	2.46	3.58	0	3.48	14.29
Surface	g/t	0.89	0.89	0.91	0	0	0.73	1.16	0
Plant recoveries	%	76.78	72.44	80.06	82.53	75.26	10.89	73.74	91.61
Underground	%	85.22	82.93	85.43	82.53	75.26	0	82.82	91.61
Surface	%	26.52	26.52	31.65	0	0	10.89	30.27	0
Yield	g/t	2.07	1.58	2.23	2.03	2.69	0.08	1.91	13.09
Underground	g/t	3.51	2.72	3.08	2.03	2.69	0	2.88	13.09
Surface	g/t	0.23	0.23	0.29	0	0	0.08	0.35	0
PGM production (4E/2E)	000oz	2,202	1,608	508	265	118	21	698	594
Underground	000oz	2,093	1,499	468	265	118	0	648	594
Surface	000oz	109	109	39	0	0	21	49	0
PGM sales (4E/2E)	000oz	1,884	1,305	472	265	118	21	431	578
Price and costs[2]
Average PGM basket price received[3]	R/oz	20,090	19,994	20,601	20,253	18,640	17,583	19,305	20,287
	US$/oz	1,389	1,383	1,425	1,401	1,289	1,216	1,335	1,403
Adjusted EBITDA margin[4]	%	30	32	22	43	43	21	37	55
All-in sustaining cost[5]	R/oz	13,854	14,857	17,735	10,771	12,058	11,006	14,429	11,337
	US$/oz	958	1,027	1,226	745	834	761	998	784
All-in cost[5]	R/oz	14,843	14,875	17,756	10,771	12,058	11,658	14,432	14,763
	US$/oz	1,026	1,029	1,228	745	834	806	998	1,021
Capital expenditure[2]
Ore reserve development	Rm	2,065	1,029	529	0	0	0	501	1,036
Sustaining capital	Rm	1,525	1,203	660	213	343	13	316	322
Growth projects	Rm	2,050	15	0	0	0	13	2	2,035
Total	Rm	5,641	2,248	1,189	213	343	27	819	3,393
	US$m	390	155	82	15	24	2	57	235

Sibanye-Stillwater Integrated Annual Report 2019	156

DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued

Average exchange rate in 2019 was R14.46/US$
Figures may not tally as they are rounded independently

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into South African rand. In addition to the US PGM operations’ underground production, recycled material is treated, which is excluded from the statistics

[1] Kroondal and Mimosa represent 50% attributable production while Platinum Mile is 91.7% owned and 100% incorporated
[2] The Group and total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted, and excluded from revenue and cost of sales
[3] The average PGM basket price is the PGM revenue per 4E/2E ounce prior to a purchase-of-concentrate adjustment
[4] Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue

[5] All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of all-in sustaining cost, as the cost to sustain current operations and presented as a sub-total in the all-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and all-in cost per ounce (and kilogram) are calculated by dividing the all-in sustaining cost and all-in cost respectively, in a period, by the total 4E/2E PGM production in the same period

Sibanye-Stillwater Integrated Annual Report 2019	157

DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued

SA and US PGM operations (2018)

		Total PGM operations	SA PGM operations					US PGM operations
			Total	Kroondal	Mimosa	Platinum Mile	Rustenburg	Stillwater
Production (attributable)[1]
Ore milled	000t	27,180	25,841	3,865	1,402	7,712	12,862	1,339
Underground	000t	13,720	12,381	3,865	1,402	0	7,114	1,339
Surface	000t	13,460	13,460	0	0	7,712	5,748	0
Plant head grade	g/t	2.65	2.01	2.48	3.56	0.63	2.52	15.01
Underground	g/t	4.40	3.25	2.48	3.56	0	3.60	15.01
Surface	g/t	0.87	0.87	0	0	0.63	1.19	0
Plant recoveries	%	76.34	70.40	82.65	77.59	11.19	74.59	91.29
Underground	%	86.24	83.60	82.65	77.59	0	85.13	91.29
Surface	%	25.23	25.23	0	0	11.19	35.22	0
Yield	g/t	2.02	1.42	2.05	2.76	0.07	1.88	13.77
Underground	g/t	3.79	2.71	2.05	2.76	0	3.06	13.77
Surface	g/t	0.22	0.22	0	0	0.07	0.42	0
PGM production (4E/2E)	000oz	1,768	1,176	255	125	18	778	593
Underground	000oz	1,673	1,080	255	125	0	701	593
Surface	000oz	95	95	0	0	18	78	0
PGM sales (4E/2E)	000oz	1,770	1,176	255	125	18	778	594
Price and costs[2]
Average PGM basket price received[3]	R/oz	13,657	13,838	14,203	13,525	13,618	13,723	13,337
	US$/oz	1,031	1,045	1,072	1,021	1,028	1,036	1,007
Adjusted EBITDA margin[4]	%	23	19	22	33	22	18	46
All-in sustaining cost[5]	R/oz	9,904	10,417	9,849	9,069	8,676	10,642	8,994
	US$/oz	748	787	744	685	655	804	677
All-in cost[5]	R/oz	10,897	10,472	9,849	9,069	11,924	10,643	11,651
	US$/oz	823	791	744	685	900	804	880
Capital expenditure[2]
Ore reserve development	Rm	1,477	478	0	0	0	478	999
Sustaining capital	Rm	725	464	141	171	10	314	260
Growth projects[6]	Rm	1,632	58	0	0	57	1	1,574
Total	Rm	3,833	1,000	141	171	67	792	2,833
	US$m	290	76	11	13	5	60	214

Sibanye-Stillwater Integrated Annual Report 2019	158

DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued

Average exchange rate in 2018 was R13.24/US$

Figures may not tally as they are rounded independently

The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into South African rand. In addition to the US PGM operations’ underground production, recycled material is treated, which is excluded from the statistics

[1] Kroondal and Mimosa represent 50% attributable production while Platinum Mile is 91.7% owned and 100% incorporated

[2] The Group and total SA PGM operations’ unit cost benchmarks and capital expenditure excludes the financial results of Mimosa, which is equity accounted, and excluded from revenue and cost of sales

[3] The average PGM basket price is the PGM revenue per 4E/2E ounce prior to a purchase-of-concentrate adjustment

[4] Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue

[5] All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of all-in sustaining cost, as the cost to sustain current operations and presented as a sub-total in the all-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and all-in cost per ounce (and kilogram) are calculated by dividing the all-in sustaining cost and all-in cost respectively, in a period, by the total 4E/2E PGM production in the same period

[6] The US PGM operations’ growth project expenditure for 2018 include corporate project expenditure to the value of R71 million (US$5 million) – the majority of which related to the Altar and Marathon projects

Sibanye-Stillwater Integrated Annual Report 2019	159

DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued

SA gold operations (2019)

	Unit	Total	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD
Production
Ore milled	000t	41,498	906	7,357	2,489	4,328	26,418
Underground	000t	4,084	898	1,489	1,622	75	0
Surface	000t	37,414	8	5,868	867	4,253	26,418
Yield	g/t	0.70	5.69	1.48	2.46	0.30	0.21
Underground	g/t	4.85	5.74	5.96	3.54	0.43	0
Surface	g/t	0.25	0.38	0.34	0.43	0.30	0.21
Gold production	kg	29,009	5,155	10,863	6,118	1,291	5,582
	000oz	933	166	349	197	42	179
Underground	kg	19,801	5,152	8,872	5,745	32	0
	000oz	637	166	285	185	1	0
Surface	kg	9,208	3	1,991	373	1,259	5,582
	000oz	296	0	64	12	40	179
Gold sales	kg	28,743	5,096	10,829	5,978	1,288	5,552
	000oz	924	164	348	192	41	179
Price and costs
Gold price received	R/kg	648,662	648,175	628,728	635,430	643,168	652,197
	US$/oz	1,395	1,394	1,352	1,367	1,383	1,403
Adjusted EBITDA margin[1]	%	(5)	(40)	(3)	(1)	(43)	24
All-in sustaining cost[2]	R/kg	717,966	1,016,228	722,698	685,346	520,497	514,932
	US$/oz	1,544	2,186	1,555	1,474	1,120	1,108
All-in cost[2]	R/kg	735,842	1,016,228	732,755	685,698	520,497	521,956
	US$/oz	1,583	2,186	1,576	1,475	1,120	1,123
Capital expenditure
Ore reserve development	Rm	1,337	513	590	233	0	0
Sustaining capital	Rm	514	163	238	71	0	43
Growth projects[3]	Rm	215	0	109	2	0	39
Total	Rm	2,066	676	937	306	0	82
	US$m	143	47	65	21	0	6

Average exchange rate in 2019 was R14.46/US$

Figures may not tally as they are rounded independently

1 Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue

2 All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of all-in sustaining cost, as the cost to sustain current operations and presented as a sub-total in the all-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and all-in cost per kilogram (and ounce) are calculated by dividing the all-in sustaining cost and all-in cost, respectively, in a period by the total gold sold in the same period

Sibanye-Stillwater Integrated Annual Report 2019	160

DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued

3 Growth project expenditure for 2019 include corporate project expenditure to the value of R65 million (US$5 million) – the majority of which was related to the Burnstone project

SA gold operations (2018)

	Unit	Total	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD
Production
Ore milled	000t	27,199	3,143	7,108	2,952	4,092	9,904
Underground	000t	5,811	1,634	1,821	2,282	74	0
Surface	000t	21,388	1,509	5,287	670	4,018	9,904
Yield	g/t	1.35	3.05	2.13	2.89	0.33	0.19
Underground	g/t	5.21	5.48	7.11	3.63	1.08	0
Surface	g/t	0.30	0.41	0.44	0.37	0.33	0.19
Gold production	kg	36,600	9,573	15,253	8,536	1,394	1,844
	000oz	1,177	308	490	275	45	59
Underground	kg	30,263	8,952	12,940	8,291	80	0
	000oz	973	288	416	267	3	0
Surface	kg	6,337	621	2,313	245	1,314	1,844
	000oz	204	20	72	8	42	59
Gold sales	kg	36,489	9,573	15,164	8,536	1,346	1,870
	000oz	1,173	308	488	275	43	60
Price and costs
Gold price received	R/kg	535,929	533,918	536,250	539,046	550,223	560,160
	US$/oz	1,259	1,254	1,259	1,266	1,292	1,316
Adjusted EBITDA margin[1]	%	7	(13)	21	14	(50)	3
All-in sustaining cost[2]	R/kg	557,530	707,375	489,587	521,884	476,003	569,893
	US$/oz	1,309	1,661	1,150	1,226	1,118	1,338
All-in cost[2]	R/kg	583,409	707,417	498,938	522,083	476,003	732,086
	US$/oz	1,370	1,661	1,172	1,226	1,118	1,719
Capital expenditure
Ore reserve development	Rm	2,054	817	840	397	0	0
Sustaining capital	Rm	546	228	221	83	0	15
Growth projects[3]	Rm	648	1	142	2	0	303
Total	Rm	3,248	1,046	1,202	481	0	318
	US$m	245	79	91	36	0	24

Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue

All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of all-in sustaining cost, as the cost to sustain current operations and presented as a sub-total in the all-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and all-in cost per kilogram (and ounce) are calculated by dividing the all-in sustaining cost and all-in cost, respectively, in a period by the total gold sold in the same period

Growth project expenditure for 2018 include corporate project expenditure to the value of R201 million (US$15 million) – the majority of which was related to the Burnstone project

Average exchange rate in 2018 was R13.24/US$ Figures may not tally as they are rounded independently

Sibanye-Stillwater Integrated Annual Report 2019

DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued

[1] Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue

[2] All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of all-in sustaining cost, as the cost to sustain current operations and presented as a sub-total in the all-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and all-in cost per kilogram (and ounce) are calculated by dividing the all-in sustaining cost and all-in cost, respectively, in a period by the total gold sold in the same period

[3] Growth project expenditure for 2018 include corporate project expenditure to the value of R201 million (US$15 million) – the majority of which was related to the Burnstone project

FUTURE FOCUS – 2020 OPERATIONAL OUTLOOK

The production guidance for the Group, provided to the market on 19 February 2020 (available at https://www.sibanyestillwater.com/news-investors/reports/quarterly/), is expected to be adversely affected by the impact of the COVID-19 pandemic on our SA and US operations.

The SA underground mines were temporarily halted for 21 days from 27 March 2020 due to the SA government instating a lockdown to slow down the spread of the pandemic. This period was then extended to the end of April 2020. Approval was subsequently received from the DMRE for limited mining and processing activities to resume from 14 April 2020, subject to agreed protocols being implemented to reduce COVID-19 related health and safety risks.

At the US PGM operations, we have significantly reduced the number of people at our sites in order to proactively manage the COVID-19 threat in line with the requirements from local health authorities, while maintaining production from current operations.

Specific actions for the US operations include:

●	demobilising contractors involved in growth capital activities
●	facilitating remote work for personnel that are not required on site
●	prohibiting face-to-face contact with external parties and restricting site access to employees

The Blitz project accounts for the majority of contract workers at the US PGM operations and these decisions are likely to temporarily impact growth from Blitz in 2020 and delay the project’s development schedule. In addition, we have received a force majeure notice from the manufacturer of the mills to be used in the expansion of the concentrator. Further detail will be provided once we have concluded a full impact assessment.

Our US PGM operations are a ‘critical infrastructure industry’ as defined by the Cybersecurity and Infrastructure Agency, with PGMs essential components of many chemical, medical and biochemical applications. This includes the use of PGMs in many drugs used to treat a wide range of cancers, pacemaker electrodes, catheters, guides for arthroscopic surgery and in self-rescuer masks used by first responders. Platinum is also an essential catalyst in petrochemical plants necessary for energy production. As the only primary PGM producer in the US, we will endeavour to maintain current production from our Stillwater and East Boulder mines, while maintaining throughput through our Columbus Metallurgical Complex in order to provide PGMs to the critical sectors mentioned above. Aside from the Blitz project activities, our other operations are largely unaffected by the aforementioned decisions.

SUMMARY OF PROJECTS

Projects in the Americas

During 2019 the Group advanced its strategy of entering into strategic relationships with focused exploration companies in order to advance these assets.

Altar

The Altar project, located within San Juan province, Argentina, is an advanced stage porphyry copper-gold exploration project.

Aldebaran Resources Inc (Aldebaran), a subsidiary of Regulus Resources Ltd, has entered into a JV and option agreement with Stillwater Canada LLC, an indirect subsidiary of Sibanye-Stillwater, to acquire up to an 80% interest in Peregrine Metals Ltd (Peregrine), a wholly-owned subsidiary of Sibanye-Stillwater, which owns the Altar copper-gold project. Sibanye-Stillwater also retains an indirect exposure to all Aldebaran assets (including the Rio Grande project) through its 19.9% shareholding in Aldebaran. Aldebaran is the operator of the JV. As at 31 December 2019, no earn-in on Altar had been effected and 100% of the Mineral Resource is reported.

Rio Grande

The Rio Grande project (owned and managed by Aldebaran) is a copper-gold porphyry deposit with an associated iron oxide copper-gold (IOCG) style alteration, exploration stage project located in north-western Argentina. The Mineral Resources of the Rio Grande deposit are reported on an attributable basis based on the Group’s 19.9% shareholding in Aldebaran.

Marathon

The Marathon project is a PGM-gold-copper project, situated 10km north of Marathon, Ontario province, Canada.

During 2019, Sibanye-Stillwater concluded an acquisition agreement with Generation Mining Limited (Gen Mining) through which Gen Mining acquired a 51% interest in the Marathon project and formed an unincorporated JV with Stillwater Canada Inc, in exchange for a cash

Sibanye-Stillwater Integrated Annual Report 2019	162

DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued

consideration of 3.0 million Canadian dollars (CAD$) and a 12.9% equity interest in Gen Mining. Gen Mining has the option to earn up to an 80% interest through spending of CAD$10 million and preparing a preliminary economic assessment within four years of the property acquisition date, marked as 11 July 2019.

Gen Mining is the operator of the JV and has assumed all liabilities of the property. For more information, please refer to the official media release at https://thevault.exchange/?get_group_doc=245/1561530392-sibanyegeneration-mining-agreement-marathon-project-26june2019.pdf

Denison

The Denison project was acquired as part of the Lonmin transaction and forms part of the South African PGM segment. It is reported under the US PGM segment due to its geographical location. The Denison project is a PGM exploration project on the Sudbury Igneous Complex (SC), approximately 30km to the west-southwest of the town of Sudbury and includes two zones adjacent to the old workings of the Crean Hill mine (the 109FW and 9400 zones).

During 2019, Sibanye-Stillwater acquired the entire shareholding in Lonmin and thereby by implication acquired the Denison project, which was 100% held by Loncan, a subsidiary of Lonmin. During 2019, Loncan entered into a binding letter agreement with Wallbridge Mining whereby Loncan appointed Wallbridge as the operator of the revised Denison property to raise the necessary funding, implement the business plan and manage the daily operations of Loncan. At the end of October 2019, Loncan issued Wallbridge with 20% of Loncan (current shareholding: Sibanye-Stillwater 80% and Wallbridge 20%). For more information, please refer to the official media release at https://www.wallbridgemining.com/s/press-releases.asp?ReportID=860246&_Type=Press-Releases&_Title=Wallbridge-earns-20-Ownership-of-Lonmin-Canada-Inc-Through-Operatorship-Agr

SA PGM projects*

The SA PGM operations are supported by a pipeline of five projects, which are at varying stages of development. The projects – Blue Ridge, Zondernaam, Hoedspruit, Akanani and Limpopo – are all located on the BIC in South Africa and present significant optionality to sustain and/or enhance the current production profile. During the year, the Group refined its portfolio by exiting from certain low potential projects (Loskop and Vygenhoek), while advancing studies into Blue Ridge, Akanani, Hoedspruit and Limpopo.

Blue Ridge

This 50:50 JV with Imbani Platinum is situated approximately 30km southeast of Groblersdal on the Eastern Limb of the BIC. Sibanye-Stillwater owns a 50% stake in the JV following its acquisition of Aquarius in 2016. The mine, constructed in 2007, was placed on care and maintenance in 2011 on the back of depressed PGM prices, and has remained on care and maintenance ever since.

Akanani

Akanani is an advanced stage exploration project located on the Northern Limb of the BIC, in the Limpopo province of South Africa, targeting the Platreef orebody. The project was acquired by Sibanye-Stillwater in 2019 as part of the Lonmin transaction. Sibanye-Stillwater has an effective 93.13% effective interest in Akanani Mining (Pty) Ltd, via its shareholding in Western Platinum Ltd.

Hoedspruit

Hoedspruit Platinum Exploration is a prospecting right in the Rustenburg area, situated directly adjacent to the Rustenburg operation’s mining right, earmarked for inclusion into the Rustenburg mining right. The application process is in progress. Sibanye-Stillwater has an effective 74% interest, while 26% is held by Watervale (Pty) Ltd, an empowerment company controlled by Savannah Resources (Pty) Ltd.

Limpopo

The Limpopo project is located on the northern sector of the Eastern Limb of the BIC in the Limpopo province. The larger project area consists of three contiguous mineral titles areas, namely Voorspoed, Dwaalkop and Doornvlei. It is centred on the Baobab mining operation (located on the Voorspoed mining right), which is currently under care and maintenance.

Sibanye-Stillwater has an effective 95.25% interest in the C&M Baobab mine and the Doornvlei mining right. A total of 45.25% of the Dwaalkop prospecting right is held by Mvelephanda Resources (a wholly owned subsidiary of Northam Platinum Ltd).

Zondernaam

The Zondernaam project, a JV between Sibanye-Stillwater (74%) and Bakgaga Mining (26%), is an early stage exploration project situated along the northern part of the Eastern Limb of the BIC, with limited drilling to date.

* Greenfields projects which exclude projects such as K4 at the Marikana operation

Sibanye-Stillwater Integrated Annual Report 2019	163

DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued

SA gold projects*

Burnstone

Burnstone is a shallow gold mine project in execution, situated near Balfour in the Mpumalanga province, South Africa, about 80km south-east of Johannesburg. Burnstone is located in the Highveld escarpment and is mostly surrounded by farms, game farms and bushveld.

Sibanye-Stillwater acquired Burnstone in 2014. The feasibility study (FS) was independently reviewed in 2015, finance was approved in 2016 and development started in 2017. Development was stopped in May 2018 due to economics at the time, and the focus was on establishing underground engineering infrastructure in preparation for mining production in 2021.

Southern Orange Free State (SOFS) projects

The SOFS Bloemhoek and De Bron Merriespruit projects are situated close to Virginia in the Free State province of South Africa adjacent and contiguous to the Beatrix operation. SOFS is situated in a semi-arid region with very flat topography covered in agricultural land. No severe climatic occurrences that can influence mining activities are present.

In 2014, Sibanye-Stillwater acquired 100% of Wits Gold. SOFS formed part of this acquisition. The SOFS De Bron Merriespruit project was at feasibility study level and an application for the SOFS mining right was already submitted to the DMRE when Sibanye-Stillwater integrated Wits Gold into the Group. A feasibility study for the SOFS Bloemhoek project was finalised in 2019. In 2017, the application for the SOFS mining right was executed and development should enter the Bloemhoek project area from Beatrix 3 shaft in 2021. Both the Bloemhoek and De Bron Merriespruit projects will utilise existing Beatrix support infrastructure, thus limiting the amount of capital funding needed to reach production phase.

* These are greenfields projects which exclude the Kloof deepening project.

Sibanye-Stillwater Integrated Annual Report 2019	164

EMPOWERING OUR WORKFORCE

Better lives
Fair market access
Membership
EMPLOYEES
Upliftment
ORGANISED LABOUR
SUPPLIERS
Assured product
COMMUNITIES
CUSTOMERS
Socio-economic stability
Total returns
we are one
Sibanye Stillwater
CARES
about our...
SHAREHOLDERS
COMPANY
Clean water/air/land
ENVIRONMENT
GOVERNMENT
Economic value
Costs
Quality
Volume
Safety, health and wellness
COMMITMENT
ACCOUNTABILITY
RESPECT
ENABLING
SAFETY

HOW WE DID IN 2019

SUCCESSES

13%

women employed with 8% of core mining roles held by women

89%

of SA employees are recruited locally

BEE scorecard level 7

CHALLENGES

26%

absenteeism at the SA operations to be addressed

Breaking down the language barriers in SA to improve the effectiveness of training and application of safety and operational standards

APPROACH

Our people are our most important asset. We are committed to providing a safe, inclusive work environment, in which employees are valued, with opportunities for a rewarding career as well as learning and skills development. We aim to recruit and retain a highly qualified, skilled and diverse workforce, with a culture that puts safe production first and enables people to realise their full potential.

Sibanye-Stillwater Integrated Annual Report 2019	165

EMPOWERING OUR WORKFORCE continued

Our operations employ 84,521 people (including contractors) in the US and at the SA operations in a wide variety of trades and professions, which include inter alia miners, mechanics, accountants, geologists and IT specialists. We pay competitive salaries that, in addition to a basic wage, include significant variable incentives and other benefits. Local recruitment is a priority, enabling employees to provide for their families, and by extension, the broader community. Sibanye-Stillwater is a significant employer in the regions in which it operates – our US PGM operations are the largest private, industrial employer in the state of Montana, while we are one of the top four private sector employers in South Africa.

Significant growth and geographical diversification in the past few years has challenged our human resources (HR) function to constantly expand its knowledge base in order to realise our strategic objectives.

While our overall HR strategy allows for regional autonomy, performance standards are regularly reviewed and revised at Group level. Our HR policies and development programmes are designed to meet the needs of employees within diverse socio-economic environments and adhere to various legislative requirements.

We strive to engage meaningfully with all employee and organised labour representatives in terms of our visible felt leadership principle and our social compact.

In South Africa, our five-year HR strategy, People@Sibanye-Stillwater, that incorporates our employee value proposition and provides a road map of continuous improvement to 2021 is in the process of being aligned to our organisational growth strategy. The organisational growth strategy supports Sibanye-Stillwater’s strategic objectives, and is aimed at fostering future ready leadership, creating an enabling work environment, embedding and stimulating trust-based employee engagement and driving value-based decision making at all levels within Sibanye-Stillwater. Our structured process reviews system capabilities, and the quality of outputs and efficiencies, to support the business in remaining compliant and in touch with the fast-changing technological landscape. The elements of the HR strategic framework remained intact during 2019 with the aim still being to attract, grow, enable and retain high-performing leadership.

STRATEGIC FRAMEWORK
Building leadership capacity and growing our talent
Creating value for our employees
Culture transformation journey
Building constructive stakeholder relationships
Integration and harmonisation across the Group
OUTCOMES
ATTRACT
GROW
ENABLE
RETAIN

Sibanye-Stillwater Integrated Annual Report 2019	166

EMPOWERING OUR WORKFORCE continued

EMPLOYEE VALUE PROPOSITION

Sibanye-Stillwater provides value to employees in the following ways

Being an employer of choice

Providing a conducive, safe, inclusive working environment, in which employees are valued, with opportunities for a rewarding career as well as learning and skills development. We aim for 80% internal recruitment.

Building mutually beneficial, constructive relationships, based on trust and respect

Ensuring we act in line with our CARES values, deliver on our promises, and engage transparently and honestly with employees and all other stakeholders. Furthermore, establishing Sibanye-Stillwater as a values-based, modern mining company has been identified as key in addressing our safety performance. See Commitment towards safe production and Health and well-being and occupational hygiene.

Developing leadership capacity

Enhancing senior management skills required for meaningful engagement so that leaders provide workplace environments that enable motivated employees to reach their full potential. See Leadership development.

Contributing to socio-economic development

Sharing value created by job opportunities and paying salaries and wages, spent within communities; by contributing to and investing in local economic development initiatives in the communities in which our employees live; and by encouraging employee volunteerism. This ties in with Sibanye-Stillwater’s duty as a responsible corporate citizen and the payment of taxes, which should be applied to socio economic development and help address poverty, inequality and unemployment around the SA operations. Refer to the Social, Ethics and Sustainability Committee: Chairman’s Report.

CULTURE GROWTH PROGRAMME

Our culture growth programme was launched on 11 November 2019, which will be a significant part of our continued drive towards achieving a zero harm environment and ensuring a values based culture.

The purpose of the programme is to unite and align all our people, behaviours and actions behind a shared values-based culture. This was assessed as a vital initiative after several years of growth and change within the Group, amalgamation of many teams and companies, and periods of disappointment and uncertainty. This inclusive culture will enable us to deliver on our purpose of improving lives and our vision of superior value creation for all our stakeholders.

To drive the culture growth programme, a new dedicated function called Organisational Growth has been established to facilitate the implementation, while the respective operations and service function executives will own the cultural transformation within their areas. The culture growth framework (see diagram below) will guide the execution of the strategy through the simultaneous pulling of five levers (leadership, shared purpose, organisational wiring, measurement and capacity, and capability building) and ensure alignment of the initiatives at each level within the organisation. For each of the levers, initiatives will be designed and executed for the different levels of the organisation. Each operating segment and service function will launch customised initiatives to meet their individual needs which will require employee involvement. Each employee is going to be instrumental in shaping our shared values-based organisational culture.

As a significant contributor to the safety improvement success of our SA gold operations, the operations have executed several culture transformation initiatives over the last 18 months and provide a real example of their positive effects. Their culture transformation execution plan has been aligned with the culture growth programme in order to leverage some of the Group-wide initiatives while continuing the successful initiatives to date. Similarly, individual culture transformation strategies and execution plans are being implemented within the US PGM operations, SA PGM operations and the service functions. As an example, 3,000 employees have been interviewed through face-to-face ‘connection sessions’ across the Kroondal and Rustenburg operations, with the process due to be extended to over 9,000 employees including at the Marikana operations. The insights gained will be used to address employee concerns and improve the environment within which they work.

Formula for success

As part of the Group-wide culture growth programme, we have initiated the ‘Formula for success’ process at our SA gold operations and SA integrated services functions, with the SA PGM operations to soon follow in 2020. This process is designed to identify and co-create our desired future values-based culture involving all our employees across our SA operations.

This inclusive culture will organically become the ‘way we work’, including the associated leadership style, behaviours and actions that will govern our daily interactions with each other, our organisation and our stakeholders.

Sibanye-Stillwater Integrated Annual Report 2019	167

EMPOWERING OUR WORKFORCE continued

All employees will be asked what we need to do more of and less of to take Sibanye-Stillwater to the next level. Opinions will be presented to employees for voting and will ultimately form the basis for our cultural blueprint, which will be officially unveiled to all in the second quarter of 2020.

HR systems

As part of the digitalisation process, the HR function is making greater use of technology and is working closely with the IT function to develop systems to manage its services. These systems are being implemented at the SA gold and PGM operations, except for Marikana, where these processes will be rolled out at the beginning of March 2020.

The automated recruitment system we started using at the SA operations in 2018 has reduced the time and cost involved in conventional evaluation of applications by 60%. The system will be integrated with other electronic employee services for efficient data processing and to include communities in online learning platforms. The new recruitment model focuses initially on internal candidates via the intranet as well as previously retrenched employees before any vacant posts are advertised externally. Filters, in the form of five key questions, are also used to streamline the process. Much paperwork has been eliminated by taking this process online.

The information management system (contractor management, automation and digitalisation of employee services, such as leave and sick days, and harmonisation of remuneration and benefits), which we invested in during 2018, assists and enables sustainable business continuity. This

Sibanye-Stillwater Integrated Annual Report 2019	168

EMPOWERING OUR WORKFORCE continued

system also facilitates the identification of HR-related business risks. The use of this HR and payroll solution makes possible overtime and leave monitoring and blocking to ensure compliance with basic conditions of employment. The system simplified and improved efficiency as the inputs interact directly with time and attendance. It can also assist with monitoring legal compliance with safety and health requirements, such as safety training, heat tolerance screening and annual medical assessment.

We are in the process of consolidating one stop shops at all our operations for the purposes of centralising all HR transactional services, as part of our drive to improve the electronic experience for more employees. There are currently two such centres at the SA PGM operations, one at Marikana and one at Rustenburg. These will be consolidated in 2020. At the SA gold operations, our one stop shop operates from Libanon, with a satellite centre at Beatrix for logistical reasons.

We have also focused our efforts in 2019 on the improvement of our data management for improved and efficient reporting in line with our business processes and operating model. As the company grew, we identified the need to establish our information standards to enable the alignment of HR information when acquisitions take place. The team has actively been reviewing the Group Standards in HR to enable effective reporting outputs and management of data integrity. This has allowed us to systematically grow system tools enabling effective and efficient people management in our employee self-service platform. This platform allows for employees to retrieve information on their own personal human resources transactions, e.g. leave requests or overtime schedules.

TIME AND ATTENDANCE

A review of time and attendance was conducted in 2018 at the SA operations. The process measured compliance with legislated basic conditions of employment as well as health and safety regulations, including certified fitness to work, so that employees would not suffer the consequences of exceeding the maximum 40 hours a week.

Employees are compensated for overtime work performed. However, to encourage employees to be more productive during normal working hours and promote good governance, our overtime policy has been revised and has resulted in a R1 million reduction in the amount paid out for overtime work.

We have also improved the overtime scheduling process by adding overtime scheduling to our employee self-service platform. The scheduling process now links to the time and attendance system which logs overtime and removes the manual submission of forms.

At the US operations, all employees work a specific schedule, depending on the operational facility or support department to which they are assigned. Scheduled work shifts comply with the requirements of the US Department of Labor and the Fair Labor Standards Act governing the maximum number of working hours and overtime.

TALENT MANAGEMENT AND CAREER GROWTH

In 2019, our talent management framework was aligned to the company’s strategic priorities and to the organisational growth strategy: building skills and competencies that foster self-empowerment and problem solving, developing individuals that embody the desired culture and fulfil the requirements of a future ready leader and setting up the company for future success. As part of the alignment process, a review was conducted of all discipline career paths and our internal talent and succession pipeline.

We seek to create an executive talent pool that is aware of our business needs, based on the environment in which we operate. The success of talent management depends on the integration of all HR functions. When attracting employees to fill vacant positions, we ensure that our internal talent pool is reviewed and that all possible successors are interviewed so that we can achieve 80% self-sufficiency with a blend of external hires.

The career growth model and career paths includes four critical pillars:

●	individual performance
●	leadership ability
●	qualification/technical competence/business knowledge
●	potential/culture fit

Sibanye-Stillwater Integrated Annual Report 2019	169

EMPOWERING OUR WORKFORCE continued

This model embeds the philosophy that career development is a series of interventions aimed at developing a career through skills training, lateral critical experiences, moving to higher job responsibilities and cross-functional positions within the same organisation.

The performance management process is linked to individual development, talent management and leadership development. It plays an important role in identifying employees for the talent pool. An average performance score, over a period of three years, is considered for the selection process. If this information is not available, performance over a period of at least six months is considered.

Within our mentoring and coaching framework, individual career development plans have been aligned with succession planning.

SA operations: talent pool 1

	2019	2018	2017
Talent pool size (A-D band)	2,205	1,787	1,282
Successors promoted	172	131	105

1 Employees identified as potential leaders for development

Sibanye-Stillwater Integrated Annual Report 2019	170

EMPOWERING OUR WORKFORCE continued

ASSESSMENTS

In support of the leadership and capacity and capability levers in the culture growth framework, the Sibanye-Stillwater assessment framework as well as the leadership competencies were changed in 2019.

Psychometric assessments

Psychometric assessments are used in recruiting, identifying talent and promoting effective human resource development and personal growth. They are also aligned with the leadership competency framework and our values.

Employee assessments

During 2019, we began the implementation of the revised assessment framework, which included inter alia the assessment of all E band level and higher employees against our future ready leadership competencies, providing individual feedback and signing off on an individual development plan for EU and above. All D and EL level employees will undergo a similar process in 2020.

The objective for 2020 is to align all assessment profiles to the strategic objectives of the organisational growth strategy and framework.

At the US PGM operations, all employees were evaluated during 2019 in order to identify growth and training opportunities and succession.

The annual review process for salaried employees in the US consists of goal setting in four areas: safety/environmental; production/business improvement; work quality; and people matters. Supervisors and employees meet quarterly to review progress and adjust goals, if necessary. These quarterly conversations also include focus and discussion on where the employee scores on the leadership qualities matrix, training and development needs for the forthcoming year and a five-year future look into the employee’s individual career progression. All 425 US salaried employees participate in the annual performance evaluation process. Merit increases for the following calendar year are dependent upon the evaluation score received in the prior year.

Executive assessments

In support of the organisational growth strategy model, the future ready leadership competencies for all senior leadership levels have been completed and have been used to conduct leadership assessments and individual development discussions as well as incorporated into personal balance score cards.

LEADERSHIP DEVELOPMENT

As leadership is a competitive advantage and enabler for delivery on business goals and social imperatives, we aim to promote and improve leadership capability. We are aware of the need for agile, future-ready value-based leadership to execute our strategy.

As Sibanye Stillwater, we foster a culture of future ready leadership and values-based decision-making, based on our CARES values. We have created future ready leadership and values-based decision-making frameworks to guide us in delivering on this mandate.

In South Africa, Sibanye-Stillwater aims to strengthen leadership capability by implementing tailor-made development programmes that are aligned with business needs. The middle management programme was launched in July 2019 in partnership with a corporate education consultant (Duke Corporate Education). The aim of the programme is to expose middle managers to leadership training providing them with the skills, knowledge and behaviours to perform in their current roles. The key themes covered over three modules are leading self, leading others and teams and leading with business sense. The programme is customised to the requirements of Sibanye-Stillwater and content is linked to the Sibanye-Stillwater leadership competencies and CARES values.

The first phase of the programme ran during 2019 and consisted of six cohorts with a total of 149 delegates. At total of 117 delegates completed and successfully graduated from the programme in November 2019. The next phase will roll out at the beginning of 2020.

The women’s leadership programme was launched in July 2017 in partnership with Duke Corporate Education. The purpose of the programme was to provide short leadership development sessions to empower women leaders within Sibanye-Stillwater across A, B, C and D levels in the organisation. The first phase of the programme covered the following themes: personal mastery, growth mind-set, community outreach, personal finance and women in mining. The master classes were a huge success and set the course for the next phase of the programme.

The second phase of the programme was launched in November 2019 with the first session focusing on feedback from the employment equity barriers audit: transformation and the development of a framework for an internal UN HeforShe gender equality programme serving as input into the Minerals Council. Men were invited to the event as we see them as pivotal in building a cross-gender alliance for advancing women in mining at Sibanye-Stillwater. This first session set the scene for a new year of exciting work on this front and welcome the support from Sibanye-Stillwater in addressing issues of gender equality head on.

ON-BOARDING NEW EMPLOYEES

In 2018, as part of the on-boarding process, the South African operations conducted a survey among all newly-appointed and -promoted middle and senior managers to determine the level of employee engagement. We could thus determine the balance between job resources and job demands, burnout and organisational commitment. A task team then designed and implemented an on-boarding policy and process.

Due to the strike at the gold operations in 2019 and funding constraints, phase 2 of our revitalised on-boarding process will begin in 2020 with its launch, a welcome video and a workshop for HR managers. An on-boarding tracking tool will be used as part of the engagement process to provide system guidelines for employees, HR and managers about activities that prepare employees for their new roles. On-boarding surveys will continue as part of the process.

Sibanye-Stillwater Integrated Annual Report 2019	171

EMPOWERING OUR WORKFORCE continued

At the US PGM operations, all newly-hired and re-hired employees attend orientation, which includes an introduction to the Group, a review of our CARES values, discussion on policies and procedures, and a presentation on the health and welfare benefits package, as well as a well-rounded introduction to the organisation as a whole.

In 2019, the US PGM operations completed an employee engagement survey. Each leader received feedback on their area of responsibility to help them assess what can be done better, what should be stopped or continued. We transitioned our applicant tracking system to a new platform, which makes possible electronic on-boarding. Participation in the survey was high (82%) and the overall results showed increases in three of the four engagement metrics from the previous survey conducted in 2016. Results have been disseminated to all the operating sites and leaders have received their individual reports to use for follow-up with their reporting groups. Areas for improvement will be incorporated into performance targets for individuals in 2020.

VALUES BASED CULTURE

Sibanye-Stillwater initiated several culture programmes focused on individual, team and operating segment levels and designed with the purpose of co-creating behaviours that will in each of the operating areas underpin and align to our values based culture framework. To ensure that values based behaviours are hardcoded and hardwired into our operating model, measures defined are implemented as part of planning and review metrics as well as performance scorecards. These include inter alia:

●	deploying mechanisms to incentivise desired behaviours and in order to measure, recognise and reward designed leadership competencies that underpin behaviours in support of our values based culture
●	implementing and measuring metrics that represent the changes in the organisation, beginning with vice president levels and above
●	tracking performance effectively so that senior managers can focus on the needs of service departments and thus ensure the same levels of visibility

In 2019 we continued to focus on the following key elements:

●	Implementation of system enhancements to integrate performance and development behaviours, including the introduction of management dashboards to track performance discussions, and automation of performance improvement and enhancement plans
●	Transparency in the performance review process to build trust in the processes
●	Implementation of the human resource development programme to enable the HR community at the SA operations to better support effective performance in the operations and services departments

Employment

The US PGM operations experienced an increase in employment consistent with the planned build-up at Blitz, adding 276 employees to the payroll by the end of 2019.

In 2019 the SA PGM operations issued an S189 notice to all the recognised unions to consult stakeholders on restructuring of its Marikana operations and associated services. The process commenced in October 2019 and was concluded in December.

The outcome of the S189 process, following consultations with stakeholders, is as follows:

● Shaft 1B and a specific sweeping and vamping project will continue with limited mining, sweeping and reclamation, until the end of December 2020, resulting in the preservation of 329 jobs, provided that the projects continue to be profitable over a three-month average period

● Job losses were reduced by identifying 166 opportunities for affected employees to be transferred to other operations

● Approximately 1,612 employees opted for voluntary separation packages, with 53 employees subject to normal retirement and natural attrition of 259 employees

● Job reductions amounted to a total of 4,777 employees and contractors with 1,142 employees and 1,709 contractors leaving the company as result of the restructuring process.

Sibanye-Stillwater Integrated Annual Report 2019	172

EMPOWERING OUR WORKFORCE continued

● Management positions were reduced by approximately 24%

Workforce by operation at 31 December

	2019			2018			2017
	Permanent employees	[1] Contractors	Total	Permanent employees	[1] Contractors	Total	Permanent employees	[1] Contractors	Total
SA operations
Beatrix	6, 374	735	7,109	7,329	929	8,258	7,084	925	8,009
Driefontein	8, 547	1,164	9,711	10,576	1,072	11,648	10,969	1,495	12,464
Kloof	9 858	1,271	11,129	9,776	1,160	10,936	9,581	1,487	11,068
Burnstone	103	23	126	114	66	180	237	298	535
Cooke	493	353	846	486	260	746	717	542	1,259

Gold (excluding services)	25,375	3,546	28,921	28,281	3,487	31,768	28,588	4,747	33,335

Kroondal (100%)	5,445	1,904	7,349	5,673	2,617	8,290	5,715	2,849	8,564
Rustenburg	11,458	1,704	13,162	13,023	2,354	15,377	13,194	2,049	15,243
Marikana	20,200	3,385	23,585	n/a	n/a	n/a	n/a	n/a	n/a

SA PGM [2] (excluding services)	37,103	6,993	44,096	18,696	4,971	23,667	18,909	4,898	23,807
Regional Services [3]	2,748	2,617	5,365	2,251	1,239	3,490	2,262	1,349	3,611
SA other [4]	2,368	1,043	3,411	1,720	806	2,526	1,867	1,827	3,694
SA operations – total	67,594	14,199	81,793	50,948	10,503	61,451	51,626	12,821	64,447
US operations
Stillwater	1,090	480	1,570	962	280	1,242	863	333	1,196
East Boulder	436	239	675	411	45	456	409	54	463
Columbus Metallurgical Complex	196	149	345	186	54	240	179	64	243
Regional services [5]	67	4	71	67	5	72	54	6	60
Other [6]	0	0	0	2	0	2	8	0	8
US operations – total	1,789	872	2,661	1,628	384	2,012	1,513	457	1,970
Corporate office [7]	67	–	67	55	0	55	55	–	55

Sibanye-Stillwater Integrated Annual Report 2019	173

EMPOWERING OUR WORKFORCE continued

	2019			2018			2017
	Permanent employees	[1] Contractors	Total	Permanent employees	[1] Contractors	Total	Permanent employees	[1] Contractors	Total
Group – total	69,450	15,071	84,521	52,631	10,887	63,518	53,194	13,278	66,472

1 Contractors excludes ‘fee’ contractors who receive a fee for service irrespective of the number of contractor employees on site (not compensated on a fee-per-head basis but a fee for the service or work performed)

2 PPGM operations under management: In 2016, Kroondal is included from April to December 2016 and Rustenburg operations from November to December 2016. In 2017, these operations are included for the full year

3 Regional Services includes executive management of the SA operations and employees providing a service to the SA operations and to the gold operations not reflected in other

4 Other includes Protection Services, Shared Services, Sibanye-Stillwater Academy, Health Services and Property (gold and SA PGM operations)

5 Regional services in the US includes executive management located in Columbus and Montana offices

6 Other represents two employees at Marathon, Canada (no contractors at 31 December 2018). Altar employees are included with Aldebaran from 2018 (non-managed)

7 Corporate office includes executive management since September 2017

Sibanye-Stillwater Integrated Annual Report 2019	174

EMPOWERING OUR WORKFORCE continued

Workforce by age

	2019				2018				2017
	Permanent employees	Contractors	Total	%	Permanent employees	Contractors	Total	%	Permanent employees	Contractors	Total	%
SA operations
18<30 years	3,458	3,261	6,719	8	3,402	2,950	6,352	10	4,034	3,694	7,728	12
30-50 years	49,530	9,222	58,752	72	37,230	6,492	43,722	71	37,275	7,738	45,013	70
>50 years	14,606	1,716	16,322	20	10,316	1,061	11,377	19	10,317	1,389	11,706	18
US operations [1]
19<30 years	246		246	14	194		194	12	157			10
30-50 years	990		990	55	904		904	55	848			56
>50 years	553		553	31	530		530	33	508			34
[1] Ages of contractors at US operations not available

Female workforce by age

	2019				2018				2017
	Permanent employees	Contractors	Total	%	Permanent employees	Contractors	Total	%	Permanent employees	Contractors	Total	%
SA operations
21-<30 years	875	270	1,145	11	760	207	967	13	855	263	1,118	15
30-50 years	7,050	1,051	8,101	81	5,551	618	6,169	81	5,317	650	5,967	79
>50 years	663	116	779	8	440	55	495	6	374	53	427	6
US operations [1,2]
<30 years	21		21	14
30-50 years	77		77	51
>50 years	54		54	36
[1] Ages of contractors at US operations not available [2] Not reporting in prior years

SHIFTS NOT AT WORK INCLUDING ABSENTEEISM

The SA operations had a year-on-year improvement from 18.9% to 16.9% shifts not worked, when excluding the strike shifts at the SA gold operations. The absenteeism for 2019 was low at 0.19% but higher than the 0.13% of the previous year, attributed to the increase at the SA PGM operations. Trend and data dashboard analytics have been implemented to track associated trends on a regular basis.

Absenteeism is monitored on a monthly basis and pre-emptive interviews as well as counselling have been implemented in an attempt to address the negative trend. In addition to the monthly monitoring, the gold operations are conducting home visits of people being absent without a reason, where appropriate, to track trends. The same approach have been implemented at our SA PGM operations.

The statistics are enriched with route cause interviews in order to develop interventions aimed at prevention and correction rather than punitive actions being implemented. Absenteeism remains a safe production inhibitor and therefore a key focus at operational level.

Sibanye-Stillwater Integrated Annual Report 2019	175

EMPOWERING OUR WORKFORCE continued

US PGM operations’ employees are allotted a specific number of vacation and sick/personal days per year. When these days have been exhausted, should the employee miss work, employment is terminated.

EMPLOYEE TURNOVER

The annual turnover for management level employees at the SA operations in 2019 was 0.36%, including 0.16% HDSAs and 0.05% women in management. The total turnover in the SA operations was 12.8% (6.1% at the gold operations and 6.3% at the PGM operations).

Annualised attrition in the US PGM operations in 2019 was 9.44% while the attrition rate among mineworkers was 7.17%.

DISCRIMINATION

No incidents of discrimination were reported during 2019 for the SA operation and one case for the US PGM operations, which was handled according to the process and legal procedures of the company.

Sibanye-Stillwater Integrated Annual Report 2019	176

EMPOWERING OUR WORKFORCE continued

Training and development

Key to achieving sustainable, safe production are competent and skilled employees, supporting the business case for relevant training as an imperative to improve employee learning effectiveness across the SA operations.

A benchmarking process was completed in 2019 to provide leading practice in learning delivery and management technology in order to improve training competency and outcomes across the entire organisation. As a result, the Sibanye-Stillwater Academy successfully developed a modernised learning and development strategy and prioritised eight learning and development issues with the SA gold and PGM operations in 2019.

BREAKING THE LANGUAGE BARRIER: THE MOVE TO HIGH-IMPACT, FUNCTION-BASED TRAINING

Employees in the South African mining industry speak numerous different languages: among them English, isiZulu, isiXhosa, Sesotho, Setswana and Afrikaans. Delivering industry training to a multi-lingual population is inevitably challenging.

The use of the lingua franca of Fanagolo, with its origins dating back to the 19th century, has understandably become highly politicised and is undesirable for several reasons, despite its intrinsic usefulness. Furthermore, Fanagolo does not make possible the provision of terms for mining equipment or methods in general, modern technology nor for more abstract terms, such as Sibanye-Stillwater’s CARES values.

Previous research conducted suggested that the multi-lingual route was the answer, but this, too, came with its challenges. Some words exist only in English, there was a reluctance from the speakers of Fanagolo to give it up, people did not have the appetite to learn a third language and moving from one operation to another might mean learning to be proficient in up to six different languages.

Against this background, Sibanye-Stillwater has taken this challenge head on and has picked up on some recent University of the Witwatersrand research. A recommendation was made by management to provide function based English training and the first pilot took place in November 2019. The effectiveness of the training will be assessed and customisation of content, delivery and duration will be considered to ensure a successful outcome.

Training and the fourth industrial revolution

Mining 4.0 is the term given to the modernisation of the mining cluster using digital and other innovations as part of the so called fourth industrial revolution. Digital and automated technologies are helping to change the traditional process of extracting minerals from underground. Mining companies are investing in innovation and are introducing automated drilling into high-risk underground areas, putting microbes to work to extract metal from ore and using blockchain technology to trace diamonds through the supply chain. In tandem with the use of these technologies, training needs to adapt and change. Sibanye-Stillwater is continually taking steps to keep abreast of these changes.

In line with our revised modernised learning and development strategy, one of these pillars is entry requirements. Working together as a Group, we are currently establishing what will be the ideal education, qualification and skills mix to meet future staffing needs. We are also working on career paths and career progressions, and the requirements for moving from level to level. We are changing our recruitment methodology – in lower level categories we will be moving from the current nomination process to an application and interview process. The current system is seen as unfair, not open and transparent.

Currently being piloted is psychometric evaluation of employees to establish their three-dimensional reasoning capabilities. Reasoning in 3D is essential for people who must interpret rock conditions underground.

We are currently busy with the visual simulation of occupational high-risk incidents to be included in the library matrix as part of training. Learning programmes are being developed around the identified learning points, particularly with respect to fatalities and high potential incidents. At the SA

Sibanye-Stillwater Integrated Annual Report 2019	177

EMPOWERING OUR WORKFORCE continued

PGM operations, we are identifying technology which can help modernise our simulators, especially to aid in the identification of hazards. The new technology will be piloted in the PGM operations before going to our SA gold operations.

We reviewed the assessment of learners in a current traditional paper-based environment and recommended the use of tablets in mockups and underground assessments. We will be piloting this at our PGM operations.

Employees schedule their individual development training via a prospectus that resides on the intranet. However, this classroom-based training is by its very nature not instantly available. In the interests of accessibility, efficiency and flexibility, we recommend ‘own time learning’ for our employees and have started to build our e-library (including fatality videos), which will become available on our intranet. Additionally, we are reviewing the current traditional classroom teaching of the induction programme and induction e-learning content development is underway through an app.

In another initiative, we conducted a review of the training requirements of the Mine Health and Safety Act, to measure our levels of training compliance. We have established that, in all areas under the legislation, we have implemented the required mandatory programmes and systems. The next phase in this process will be to ensure no employee is able to bypass any of these mandatory training interventions. Analysis has identified that some designations, such as office clerical staff, were able to return from annual leave without completing annual refresher training. A legal block functionality within the HR information management system has already been developed and is being phased in at the operations. The functionality tracks legal training frequencies and automatically blocks any employee that does not meet any of the set requirements.

At our SA PGM operations, we have introduced the ABC of training, which consists of high impact, back-to-basics training in key performance areas in different positions. Initial training duration is three to five days, depending on the discipline and occupational level. The critical learning outcomes from this programme were also integrated into the annual refresher training content during 2019.

In 2019, our SA operations invested R744 million (2018: R559 million) in HR development, representing 12.5 million hours of training, equivalent to 81.5 training hours per employee (2018: 69). The total number of employees and community members attending one or more of our training programmes increased from 146,978 in 2018 to 153, 754 in 2019. The main reason for the increase was the integration of Marikana operations, which contributed 29,370 to the total number of employees trained. Without the Marikana operations’ contribution there would have been a decrease in total training of 22,595. This decrease is due the impact of the strike at the SA gold operations, which affected training delivery during the first two quarters of 2019.

The restructuring at the SA gold operations, which took place from February 2019, resulted in the closure of the Driefontein training campus and establish a Centre of Excellence at the Kloof Campus to service all Sibanye-Stillwater mines located on the West Rand. This centralised approach has paved the way for the implementation of a more effective training model. For example, we are now able to split and provide a dedicated programme for a new employee attending first time induction and those attending annual refreshers. The skills programmes and learnership processes are also now standardised, which gives flexibility for learners to undergo practical exposure at both Kloof and Driefontein.

Our HR function is making a concerted effort to address the backlogs in essential skills development committed to in the various operations’ SLPs. At the SA gold operations, this process was constrained by the strike that occurred in Q4 2018 and Q1 2019.

Excluding three HRD target areas, namely adult education and training, internal bursaries and engineering learnerships, the SA gold operations have made significant progress during 2019 in not only achieving the targets set for the year, but also eliminating the backlogs from the preceding two years, 2017 and 2018.

Similar success was achieved in the SA PGM operations, where we are now up to date with Kroondal human resource development commitments, and, on course to meet the Rustenburg backlogs, which were carried over with the acquisition, also split over two years (2019 and 2020). We are on target to meet Marikana’s SLP backlog commitments, which have been split over a three-year period (2019 to 2021).

The US PGM operations are continuing to grow our training and development areas to support the business. In 2019, US$333,000 (2018: US$211,000) or R4.8 million (2018: R2.8 million) was spent on training. A total of 184 salaried employees participated in leadership development training while four participated in a continuing education programme (with 75% of the costs for tuition and books reimbursed by the organisation). All the operations’ sites have fully staffed training departments to complete safety and task training for new and incumbent hourly employees.

Training at the Metallurgical Complex has been enhanced by the addition of a supervisor and three operators who spend some weeks with our newly-hired employees.

Sibanye-Stillwater Integrated Annual Report 2019	178

EMPOWERING OUR WORKFORCE continued

Human resources development – SA (2019)

	Expenditure (R)	Number of learners	Total training hours (number of learners x average training days per learner)
Internships	77	278	560,448
Bursaries	28	314	633,024
Adult education and training
Employees	73	1 067	384,120
Community	13	293	131,850
Learnerships
Engineering	81	497	1,001,952
Mining	94	638	1,286,208
Learner official (A-stream)	10	34	68,544
Portable skills training
Employees	11	554	26,592
Community	11	310	29,760
Leadership development	10	2,105	84,200
Core skills training	304	127,256	8,144,384
Cadet training	5	511	32,704
Coaches/Mentorship training	0.9	789	6,312
Employee indebtedness (Care for iMali)	3	6,583	52,664
Community maths and science	0	0	0
Support and research	3	0	0
Other	21	12,524	100,192
Total	744	153,753	12,542,954

SA operations: Human resource development (R million)

	2019		2018		2017
	SLP financial provision	Actual training expenditure	SLP financial provision	Actual training expenditure	SLP financial provision	Actual training expenditure
Beatrix	74	88	113	77	74	73
Burnstone	2	0	5	1	2	–
Cooke	20	2	13	1	20	23
Driefontein	144	98	138	135	144	132
Kloof	104	129	113	143	104	111
Kroondal	68	77	45	69	_	59
Rustenburg	102	155	96	133	131	134
Marikana	186	197	103	164	97	151
Total	700	745	626	723	672	683

Sibanye-Stillwater Integrated Annual Report 2019	179

EMPOWERING OUR WORKFORCE continued

ADULT EDUCATION AND TRAINING

Sibanye-Stillwater offers adult education and training for employees and other beneficiaries who are functionally illiterate. The programme, with the same curriculum throughout the SA operations, provides people with the foundation for life-long learning and equips them with basic competencies, including the ability to read, write, communicate effectively, and solve problems in their homes, communities and workplaces.

In 2019, 54% (2018: 54%) of employees in the SA operations had qualifications equivalent to adult education and training level 3 and higher (literate) while 16% are semi- literate and 30% have undefined qualifications. The literacy level at the gold operations in 2019 was 71% (2018: 71%) and 40% (2018: 37%) at the SA PGM operations.

In 2019, 31 employees who had attended adult education and training moved into a mining learnership programme (2018: 7).

In the future, it is planned to have a centre of excellence for adult education and training for the SA PGM operations.

SA operations: adult education and training

Year	Number of employees trained	Number of community members trained	Total
2017	719	238	957
2018	566	202	768
2019	*969	213	1,182
*	Includes the Marikana operations from June 2019

LABOUR RELATIONS

In 2019, 93% (2018: 95%) of our total permanent workforce in the SA operations was represented by four recognised unions: AMCU, NUM, Solidarity and UASA. Sibanye-Stillwater supports an employee’s rights to freedom of association and collective bargaining, as set out in South Africa’s Labour Relations Act.

In the US operations in 2019, 1,363 (2018: 1,237) employees were members of the United Steel Workers International Union (USW). At the Stillwater mine and Columbus Metallurgical Complex, 1,023 (2018: 917) employees had union representation and 340 (2018: 320) at the East Boulder mine.

WAGE NEGOTIATIONS AND INDUSTRIAL ACTION

SA gold operations

Sibanye-Stillwater signed a three-year wage agreement with NUM, Solidarity and UASA at the SA gold operations for the period 1 July 2018 to 30 June 2021 on 14 November 2018.

Despite numerous attempts by Sibanye-Stillwater to reach a fair and reasonable outcome with AMCU representatives since the negotiations began in June 2018, and despite having participated in the construct of the final offer, AMCU declined to accept the offer.

The average basic wages for category 4-8 employees have increased by more than 65% since Sibanye-Stillwater was unbundled from Gold Fields in 2013. This is significantly above inflation, takes the longer-term sustainability of the SA gold operations into consideration and represents a very real improvement in the standard of living of our employees.

AMCU gave notice that its members would embark on protected strike action at our SA gold operations from the evening shift of 21 November 2018. Despite ongoing attempts by Sibanye-Stillwater to reach a fair and reasonable outcome, AMCU national leadership persisted with its original, unaffordable demands.

The gold strike was characterised by violence and intimidation. The safety of our employees was and is our primary concern and therefore we took specific measures within our control which included the following:

●	all night shifts were suspended at the gold operations for the duration of the strike
●	a court interdict was obtained against NUM and AMCU which prohibited the unions and their members from inter alia:
o	committing acts of violence, harassment and/or intimidation
o	stopping any other employees from going to work
o	interfering with service providers, suppliers, customers and/or the business of Sibanye-Stillwater and its associated companies and operations
●	we obtained a court order amending the picketing rules at our Beatrix operations
●	we obtained a contempt of court order against union leaders and members who breached the court orders of the Minister of Police
●	during the strike, management instituted disciplinary proceedings against employees who were identified as having participated in acts of violence, intimidation and/or assault

Sibanye-Stillwater Integrated Annual Report 2019	180

EMPOWERING OUR WORKFORCE continued

●	we appointed 700 additional security personnel to secure the safety of employees on our property during the strike
●	making use of our in-house security (protection services), we patrolled areas around the mine to enable safe passage for employees who wanted to work
●	all unions were asked to sign the Peace Pact that was intended to ensure safe passage for those employees who wanted to go to work. AMCU refused to sign the Peace Pact even after the intervention of the Minister of Police

Reported acts of intimidation and violence were investigated and implicated employees were disciplined in line with our policy. At total of 97 people have been dismissed as a result of unlawful activities during the strike.

A summary of the lives lost and recorded damage during the 2018/2019 gold strike

Item	Total	Remarks
Number of deceased as a result of injuries sustained through violence/sabotage during the strike	10	Includes a 15-year old girl who died from burn wound complications
Number of people assisted with medical help due to injuries sustained through violence during the strike	165	Includes five children
Number of people arrested during the strike	156
Number of employees dismissed for misconduct during strike	344	Post the strike only 88 employees remained dismissed based on the strike settlement agreement
Number of houses set alight	60	Took place in Blybank (Merafong, Gauteng) and Meloding (Virginia, Free State) with three children suffering severe burn wounds
Number of cars set alight belonging to employees	16	14 damaged

The five-month strike by AMCU was finally resolved on 17 April 2019, when AMCU committed to signing the same 2018 three-year wage agreement previously signed with NUM, solidarity and UASA with a R4,000 additional once-off payment that was paid to all employees at the SA gold operations, regardless of their union affiliation.

For more information on the wage increases agreed at the time, please refer to https://www.sibanyestillwater.com/news-investors/news/news-releases/.

Both parties acknowledged that it was in their interest to develop a constructive relationship going forward, which would, in turn, help foster a safe and sustainable business that creates value for all stakeholders. The parties agreed to a relationship building programme aimed at aligning leaders of both organised labour and management.

Internal engagement to foster respectful relationships

Extensive work was carried out during 2019 to rebuild relationships and team spirit. Internal engagement focused on safety, production and our people, with our values as the common thread throughout. Senior management increased the number of their visits to the operations, mass meetings became regular events rather than ad hoc, feedback platforms were established with the involvement of mine overseers and management podcasts were used consistently as a communications tool. Our safety hotline became a feedback mechanism for issues other than just safety, and employees were comfortable enough to voice opinions without anonymity. Communications became more proactive, regular and open.

SA PGM operations

On 15 November 2019, Sibanye-Stillwater concluded three-year wage agreements for its Rustenburg and Marikana operations. Negotiations were conducted in a constructive manner without any disruption. The wage agreements were signed with the representative unions – AMCU at Marikana and AMCU and UASA at Rustenburg – in respect of wages and conditions of service for the period 1 July 2019 to 30 June 2022.

For more information on the wage increases agreed at the time, please refer to https://www.sibanyestillwater.com/news-investors/news/news-releases/

US PGM operations

Wage contracts were negotiated at the Columbus Metallurgical Complex and the Stillwater mine (including the Blitz project) in April 2019. We were able to secure a five-year contract which is fair to both the company and employees with only six days at the bargaining table, providing stability for the business. We believe this is indicative of the good understanding we have with the union concerned. The next wage negotiations at East Boulder will be at the end of 2021.

Sibanye-Stillwater Integrated Annual Report 2019	181

EMPOWERING OUR WORKFORCE continued

Union representation at SA operations (2019)

	Gold	PGMs	Services and other	Total
Membership	24,460	33,692	4,417	62,569
Representation (%)	96	91	86	93

Union representation at US operations in 2019 (%)

	Stillwater (including Blitz)	Columbus Metallurgical Complex	East Boulder	Administrative support staff
USW	80.6	54.8	78	0
Non-unionised	19.4	45.2	22	100

SA operations: membership by union

	2019				2018				2017
	Total	Gold	PGMs	Services and other	Total	Gold	PGMs	Services and other	Total	Gold	PGMs	Services and other
Membership
AMCU	39,921	11,810	27,083	1,028	25,830	13,469	11,955	406	26,687	13,651	12,335	701
NUM	17,364	11,170	3,892	2,302	18,192	13,236	3,158	1,798	17,133	11,992	2,859	2,282
UASA	3,512	949	1,811	752	3,236	1,113	1,846	277	3,183	853	1,937	393
Solidarity	1,629	531	763	335	1,319	717	438	164	1,242	564	445	233
CEPPWAWU	143	–	143	–	–	–	–	–	–	–	–	–
Non-unionised	5,025	915	3,411	699	2,371	697	1,299	375	3,381	1,528	1,333	520
Total	67,594	25,375	37,103	5,116	50,948	29,232	18,696	3,020	51,626	28,588	18,909	4,129
Membership representation (%)
AMCU	59	47	73	20	51	46	64	13	52	48	65	17
NUM	26	44	10	45	36	45	17	60	33	42	15	55
UASA	5	4	5	15	6	4	10	9	6	3	10	10
Solidarity	2	2	2	7	3	2	2	5	2	2	2	6
CEPPWAWU	0.2	–	0.4	–	–	–	–	–	–	–	–	–
Non-unionised	7	4	9	14	5	2	7	12	7	5	7	13
Total	100	100	100	100	100	100	100	100	100	100	100	100

SALARIES AND WAGES

The National Minimum Wage Bill sets South Africa’s national minimum wage at R20 an hour or R3,500 per month (depending on the number of hours worked).

The total guaranteed monthly income* for an entry level, Category 4 underground employee working at our SA gold operations (negotiated in 2018) is R12,882 per month in year one, R13,819 in year two, and R14,936 in year three, all before tax. The total average monthly cost to company (including average bonuses, overtime and UIF but before tax) for the same employee is R14,488 in year one, R15,447 in year two, and R16,588 in year three. Basic pay is R8,712 in year one, R9,412 in year two, and R10,237 in year three.

For the Rustenburg and Marikana SA PGM operations (negotiated in November 2019) the total guaranteed monthly income* for an entry level, Category 4 underground employee is now between R18,400 and R18,500 per month in year one, R19,500 and R19,600 per month in year two,

Sibanye-Stillwater Integrated Annual Report 2019	182

EMPOWERING OUR WORKFORCE continued

and R20,700 and R20,800 per month in year three – all before tax. Furthermore, the total average monthly cost to company (including average bonuses, overtime and UIF but before taxes) for the same employee is in the range R21,300 to R21,400 in year one, R22,400 to R22,600 in year two and R23,600 to R23,800 in year three. Basic pay alone is now between R12,500 and R12,700 in year one, R13,500 and 13,700 in year two, and R14,500 and R14,700 in year three.

The total wage bill at the SA operations in 2019 was R18 billion (2018: R13.1 billion).

As at June 2019, the total monthly cash remuneration of an entry-level underground employee in the South African mining sector was R7,840 per month (source from the SA PGM industry wage website at the time). The entry wages at our SA mining operations compare favourably to other industries in South Africa.

In 2019, the minimum wage in Montana, US, stood at US$8.65 per hour. The union pay scale for entry level custodians begins at US$25.03 per hour. The entry level wage for non-unionised employees is US$24.00 per hour for an administrative assistant.

At the US PGM operations, the total wage and salary bill in 2019 was US$191 million (R2.8billion) and in 2018 was US$164 million (R2.6 billion). The average salary per employee for the US workforce for 2019 was US$102,464 (R1.5 billion).

*

Total guaranteed income is defined as the total income an employee receives monthly, which includes basic pay, allowances, medical and provident fund contributions and UIF but excludes variable bonuses and overtime payments and taxes.

CARING FOR INJURED EMPLOYEES AND THEIR DEPENDANTS

Through the Matshediso programme and the Lonmin Memorial Fund, as part of its duty of care to employees, Sibanye-Stillwater provides financial assistance to the families and dependants of employees who are severely disabled or fatally injured in mine accidents.

The Matshediso programme and the Lonmin Memorial fund:

●	provides some closure for families
●	ensures dependants have a good basic education that enables them to attend a tertiary institution
●	creates a skills pool for bursars, learnerships and job opportunities
●	helps to reduce poverty and unemployment

Sibanye-Stillwater supported 369 dependants in 2019 at a total cost of R1.1 million (2018: 374 dependents at a cost of R1.5 million). In addition, at year-end, the families of South African employees received vouchers to the value of R1,500 per family while families living in Mozambique, where the cost of living is much higher, received R2,000 each.

Feedback from all beneficiaries of the programme, as well as school principals and teachers, is positive. Of the 29 matriculants supported by Matshediso in 2019, 13 passed their final examinations. Approximately 14 Matshediso beneficiaries will be assisted with bursaries in 2020.

Benefit	2019	2018	2017
Host schools	R7,000 (primary) R15,000 (secondary)	R7,000 (primary) R15,000 (secondary)	R5,000
Boarding schools	R18,000	R18,000	R10,000
Uniform, stationery, text books and transport	R3,000	R3,000	R2,000
Extra classes at host schools	R2,160 per subject per year	R2,160 per subject per year	R500
Study opportunities	Bursary/internship awarded automatically for study of choice at recognised tertiary institution (certain minimum requirements)
Christmas voucher or hamper	R1,500 per family	R1,500 per family	na
Total amount paid to beneficiaries	R1.16million	R1.49 million	R0.76million

Sibanye-Stillwater Integrated Annual Report 2019	183

EMPOWERING OUR WORKFORCE continued

The Lonmin Memorial Fund (Sixteen Eight Memorial Trust)

Sibanye-Stillwater supported 83 dependants in 2019 at a total cost of R2.5 million.

Feedback from all beneficiaries of the programme, as well as school principals and teachers, is positive. Of the eight matriculants supported by the Lonmin Memorial Fund 2019, six passed their final examinations.

Benefit	2019	2018	2017
Host schools	R50,000	R50,000	R50,000
Boarding schools	R50,000	R50,000	R50,000
Text books	R2,500	R2,500	R2,500
Stationery	R2,000	R2,000	R2,000
Uniforms	R3,500	R3,500	R3,500
Transport	R1,000	R1,000	R1,000
School trips	R2,000	R2,000	R2,000
Psychometric assessments	R2,500	R2,500	R2,500
Extramural activities	R2,500	R2,500	R2,500
Total amount paid to beneficiaries	R2.5 million	R1.38 million	R0.68 million

In addition to the Matshediso programme, Sibanye-Stillwater undertakes home adaptation and maintenance projects to provide the families of severely disabled or fatally injured employees with functional housing.

For paraplegics and quadriplegics (spinal cord injuries), projects include:

●	houses renovated or built (56m2 with an open-plan kitchen/lounge, two bedrooms and a bathroom)
●	electricity and water connected (if municipal infrastructure is not available, two water tanks are installed)
●	doorways widened, and ramps and pathways installed
●	bathrooms made wheelchair-friendly and suitable toilets fitted

In 2019, two spinal cord injury employees’ houses were initiated at the SA gold operations.

For families of deceased employees, either a new house is built (as above) or home maintenance is undertaken, which includes:

●	municipal electricity and water connections or two water tanks, as needed
●	repairs and maintenance (painting of interior and exterior walls, tiling of floors and installation of new doors and windows)

Sibanye-Stillwater is currently renovating or building homes for 14 widows and their families at the SA gold operations.

Caring for the families of the Marikana tragedy

Although the Marikana tragedy on 16 August 2012 occurred while Lonmin were still the owners, Sibanye-Stillwater has committed to the widows who have not been supplied with houses being provided with an option to choose from the available houses in Rustenburg and Mooinooi. Alternatively, others have opted to have new houses built for them in the rural areas. The houses are standard houses with three bedrooms, open plan kitchen with dining room, two bathrooms and a garage. The first phase is to have the available houses renovated and handed over. The renovations will commence during 2020.

Sibanye-Stillwater, through the 1608 Trust, will continue supporting the beneficiaries by providing educational assistance in the form of paying for school fees, uniform, stationery, textbooks, excursions, transport, tertiary tuition fees, accommodation allowances and meal allowances. Six graduates completed their programmes in 2019 in the following disciplines:

●	Master’s degree in Animal Science
●	National Diploma in Business Management (two graduates)
●	National Diploma in Office Administration
●	National Diploma in Technical Financial Accounting Programme
●	National Diploma in Accounting

Sibanye-Stillwater is in the process of compiling a process that will be discussed with management and/or trustees, where applicable. This includes the following:

●	TVET students will be encouraged to upgrade their certificates to be eligible for higher diplomas.
●	On completion of their qualification, students will be afforded internship opportunities as graduates in disciplines relevant to the business.
●	Students may be eligible for employment opportunities where vacancies exist.

Sibanye-Stillwater Integrated Annual Report 2019	184

EMPOWERING OUR WORKFORCE continued

●	Career guidance to be arranged for the students at high school level to enable a broader understanding of possible qualifications they can apply for.

This process will be discussed in 2020 for approval.

The below tabulates the expenditure for the last three years, with Sibanye-Stillwater assisting from June 2019.

Benefit (R)	2019	2018	2017
Host schools	4,835,636	4,041,869	2,936,206
Boarding schools	–	–	–
Text books	–	–	28,803
Stationery	135,606	104,810	68,329
Uniforms	128,215	158,804	122,543
Transport	350,007	395,024	547,289
School trips	77,100	–	–
Extramural activities	146,885	313,025	23,770
Tertiary accommodation	223,160	485,252	50,332
Tertiary meals	133,500	160,363	22,075
Admin fees	74,477	–	–
Total amount paid to beneficiaries	R6.2 million	R5.78 million	R3.8 million

HOUSING

Going beyond Mining Charter requirements, our SA gold operations currently provide single accommodation for 10,003 employees and 6,001 family units while 4,527 single rooms and 7,002 family units are provided for employees at our SA PGM operations.

Since 2015, R430 million has been spent on upgrading single accommodation at our mines. Ongoing renovations, including cosmetic changes to accommodation facilities, continued in 2019, and this helped create employment and business opportunities for local small, medium and micro enterprises (SMMEs).

Employees who choose not to live in company provided accommodation, receive a living out allowance (except for Marikana).

Sibanye-Stillwater Integrated Annual Report 2019	185

EMPOWERING OUR WORKFORCE continued

SA operations: housing and accommodation

	2019		2018	2017
	PGM	Gold	Total SA	Total SA
Number of employees living in
Single accommodation complexes (mine employees)	1,542	8,659	11,650	12,043
Family accommodation (houses)	5,931	5,573	7,512	7,559
Private/other (balance of total workforce)	31,558	14,689	20,769	32,079
Number of company-owned houses sold
Total	123	179	138	111
Employees	123	177	103	93
Private	0	2	33	18
Number of company-owned houses sold since programme inception (2015): cumulative total
Total	554	855	676	538
Employees	407	532	355	252
Private	147	323	321	286
Number of houses built during the year	0	0	0	0
Number of houses built since programme inception (2015)	0	36	36	36
Spend on accommodation maintenance/renovations* (Rm)
Family	96	74	90	99
Single	225	40	47	46
Spend on accommodation maintenance/renovations (excluding labour costs) (Rm)
Family	66	28	50	56
Single	210	16	22	21
Single accommodation upgrade spend since programme inception (2015) (Rm)	** 0	430	430	430

*The cost of accommodation maintenance and renovation is comprehensive (not only painting). Spend on maintenance and renovation of single accommodation has decreased year-on-year as a result of the planned closure of some of the units at Beatrix

**The SA PGM operations does not have a single accommodation programme

At the SA gold operations, the focus is on reducing the footprint in both family and single accommodation which in turn will reduce the overhead cost associated with this service. The restructuring of marginal shafts at the Driefontein mine and the subsequent reduction in labour allowed for the closure of the Tsepong hostel.

To further reduce transport and other costs, we are in the process of consultation with organised labour to relocate employees to hostels closest to their place of work. This will allow for further footprint reduction once this has been optimised.

For the benefit of our host communities at large, we continue to engage with local government regarding the donation of our villages (on unproclaimed land) to municipalities. The donation of approximately 123 hectares of land to the Rand West City Local Municipality 2018 was followed up with a donation of approximately 114 hectares, including land on which most of the process for township establishment has been completed. This enabled the municipality to commence with the installation of bulk services in a first phase of a proposed township, saving on the long process of formalisation. The emphases is to concentrate on land in close proximity of existing towns in order to provide land for housing projects near labour nodes. The donation of a further portion of land, on which the proposed township of Bhongweni is located, has commenced.

The Sibanye-Stillwater gold operations have approximately 4,000 family accommodation units in proclaimed/municipal areas and another 2,000 units on un-proclaimed land. As part of a strategy to facilitate home ownership, a home ownership programme has been developed whereby we sell houses at a discount to our employees. In 2019, a total of 179 houses were sold with another 363 offers to purchase in the process of authorisation and/or registration. The SA PGM operations have 1,918 family accommodation units in proclaimed/municipal areas and another 948

Sibanye-Stillwater Integrated Annual Report 2019	186

EMPOWERING OUR WORKFORCE continued

units on un-proclaimed land. In 2019, a total of 63 houses were sold with another 200 offers to purchase in the process of authorisation and/or registration.

As part of our promotion of home ownership, the SA PGM operations have developed a home ownership programme whereby we are selling approximately 1,455 of the existing houses to employees at a discounted price.

Lonmin committed more than R500 million towards employee housing and living conditions for the period 2014 to 2018 before it was acquired by Sibanye-Stillwater. Over and above this commitment, we incur an ongoing cost of R475 million per annum in living-out allowances to category 4 to 9 employees and an operating cost for current rental stock of R57 million per annum that covers the subsidy on rent payments. The average rental rate per unit in 2019 was R385 per month after subsidisation. Single units represent 56% and family units 44% of all housing stock.

Some R420 million has been committed towards the new SLP commitments (2019 – 2023) despite the current financial challenges facing the industry. Of the R500 million allocated for the period 2014 – 2018, Lonmin spent R84 million completing the hostel conversion programme. The balance of this allocation has been and is being spent on infill apartments. By end December 2018, a total of 1,240 apartments had been built in close proximity to work and all apartments are occupied by employees. This is in addition to the progress made on the supply of the houses to the widows of the Marikana tragedy.

Following the acquisition of Lonmin in June 2019, actual and potential structural deformities were detected in five of 46 infill apartment blocks built on an old landfill site in 2017 by Lonmin. All five buildings have subsequently been evacuated and alternative accommodation provided to employees. A detailed technical review has been conducted and management eagerly awaits this outcome to determine the way forward on these affected blocks.

The Marikana operation’s property strategy, a component of which is to facilitate the employee home ownership programme, reached implementation stage during 2019 and is undergoing management review. The programme focuses on assisting our employees to improve their living conditions and on partnering with the Department of Human Settlements to facilitate better living conditions aligned to the municipal spatial development framework and integrated development plans. During 2019, we signed off on cooperative agreements with the Department on two key projects: Marikana Ext.13 Integrated Residential Development Programme (some 4,000 units in a mixed-use housing development); and Nkaneng Informal Settlement Upgrade Programme. These two projects are located either side of the Marikana koppie, site of the tragedy of 2012.

An employee home ownership help desk was launched at the Marikana operations in March 2019. The help desk facilitates the entire spectrum of home ownership transactions on behalf of employees. Marketing of Marikana’s housing stock of 254 houses in Brits, Mooinooi and Rustenburg took place during the year, and approximately 200 offers to purchase have been signed.

There are challenges in both the SA gold and PGM operations relating to living out allowances which are receiving attention at the highest levels. These include the payment of living-out allowances to employees who then choose to live in poor conditions and make savings, but who then compromise their health and wellbeing; and the payment of living-out allowances to Marikana employees who live in company residences, resulting in considerable cost to the company.

As part of our housing strategy, in 2018 we assigned a professional valuer to revalue all our properties, beginning with the gold operations in order to sell the properties at an affordable cost to employees. In 2019, re-evaluation of properties took place at the SA PGM operations.

We are busy with various donations of land to municipalities, including 177 formalised stands in Blybank to Merafong City Local Municipality and the transfer of 123 hectares in Toekomsrus to the Rand West City Local Municipality.

We await response from government on our feedback on the housing and living conditions pillar of Mining Charter 3, promulgated in March 2019.

FINANCIAL LITERACY PROGRAMME

In the SA operations, our financial literacy programme, CARE for iMali, continues to make a difference in employees’ lives. We have conducted a comparison between CARE for iMali and the Marikana operation’s financial literacy programme and have assessed that CARE for iMali has better benefits, and therefore Marikana will be integrated with the CARE for iMali programme.

Since the launch of the programme at the gold operations in 2014, there has been a reduction of 63% in the number of garnishee orders (from 4,023 to 1,488) and an average percentage increase in take-home (net) pay of 30% (from R7,537 to R10,839).

CARE for iMali has also been implemented at the PGM operations in South Africa where 6,514 employees have enrolled in the programme and garnishee deductions have been reduced by 62.6% since the launch of the programme in 2017. The total average percentage increase in take-home pay at these PGM operations is 35.53% (from R13,038 to R 17,671). See the CARE for iMali fact sheet at www.sibanyestillwater.com

EMPLOYEE SHARE OWNERSHIP PROGRAMME

At the SA operations, employees participated in our ESOP (employee share ownership programme), Thusano Trust, established in 2010 when employees of Gold Fields acquired 13,524,365 Gold Fields shares, in terms of a collective agreement between NUM, UASA, Solidarity and GFI Mining South Africa (a wholly owned subsidiary of Gold Fields). The shares were allocated to employees in Paterson employment bands A, B and C, according to their years of service. With the unbundling of Gold Fields and the creation of Sibanye Gold in 2013, Sibanye Gold employees at the time were allocated an equal number of shares in each company.

Thusano received a similar number of shares in Sibanye Gold as in Gold Fields (13,525,394). Following the rights issue in 2017 and the capitalisation share allocations, Thusano now holds 19,233,755 Sibanye shares with 18,558 active participants as at 31 December 2019. Participants will receive income from dividends paid by the Group in future. The Thusano Trust will be wind down in 2025 as per the original Trust agreement.

With the acquisition of the Rustenburg operations in 2016, Sibanye-Stillwater concluded a 26% broad-based BEE transaction through a subsidiary. In terms of this transaction, 26% of the Rustenburg entity is held jointly by the Rustenburg Mines Community Development Trusts (24.8%); the Rustenburg Mine Employees Trust (30.4%); Bakgatla-ba-Kgafela Investment Holdings (24.8%); and Siyanda Resources (20%).

Sibanye-Stillwater Integrated Annual Report 2019	187

EMPOWERING OUR WORKFORCE continued

Meetings for the Rustenburg ESOP and the Rustenburg Mines Community Development Trusts were held in September 2019. An in-depth focus on the Rustenburg ESOP and the Rustenburg Community Trusts will ensure these entities are brought in line with BBBEE legislation. A team has been established to review each of the governance arrangements in each of the Trusts and all outstanding issues will be highlighted and addressed.

BONUS PROGRAMMES

At the US PGM operations, all employees are eligible to earn supplemental wages via one of four bonus programmes: miners’ incentive, the employee incentive plan for unionised employees, the salary incentive plan for non-unionised salary employees, and the short-term incentive plan for management.

All bonus programmes require a scorecard of metrics upon which the bonus is based. Scorecards include desired measurable targets, by department, which are reviewed and adjusted, as needed, by the respective vice-president. In addition, all salaried employees are subject to the annual performance management programme, which also requires supervisors to set individual annual goals, including role performance metrics by which an employee’s performance is evaluated. The role performance metric scorecard is the basis for a performance or merit increase in base salary in the following calendar year. Role performance metric categories include safety, production, work quality, business improvement, people recognition and leadership qualities.

TRANSFORMATION

Transformation targets in South Africa were changed in 2019 as a result of Mining Charter 3 (see table below for new targets). The operational scorecards at the SA operations have been adjusted to achieve the set targets. In the US, attention is paid to increasing diversity with every new recruitment.

SA operations

Two instruments are used to measure transformation within the company in terms of Mining Charter 3, which came into operation in 2019 (see table below for new targets). Firstly, the operational scorecards for each mining licence holder at the SA operations have been adjusted to achieve the new targets set. The second instrument is the Broad-based Black Economic Empowerment (BBBEE) Code which enables the organisation to quantify its contribution to transformation in South Africa.

Given the new empowerment targets in the Mining Charter 3, we have renewed our focus on integrating our talent management approach to include targeted recruitment and succession planning, specifically in under-represented areas.

In 2019, Sibanye-Stillwater’s scored level 7 in terms of the BBBEE Code. This means our customers are able to claim 0.50 SA cents for every R1 spent as broad-based black spend. The Group has reviewed each pillar of the BBBE Code and has developed implementation plans to improve the organisation’s scorecard performance. Our aim is to achieve level 5 BBBEE in 2021.

SA operations employment equity by category as at 31 December 2019 (as per Mining Charter 3)

	Historically disadvantaged persons[1]		Historically disadvantaged females
Category	Actual (%)	Target (%)	Actual (%)	Target (%)
Board	45	50	18	20
Executive management	38	50	8	20
Senior management	43	60	18	25
Middle management (E band)	46	60	11	25
Junior management (D band)	52	70	22	30
Core and critical skills	73	60	9	10
Persons with disabilities	1	1.5	0	N/A
[1] Historically disadvantaged individuals excludes white males and foreign nationals but includes white females

Employment equity across the South African operations improved to 50% from 48% in 2018 while employment of women remained at 13%.

The Department of Labour fined Driefontein R1.5 million for employment equity non-compliance, which Sibanye-Stillwater contested.
The labour court case is still pending as we await a court date to be set down.

Sibanye-Stillwater Integrated Annual Report 2019	188

EMPOWERING OUR WORKFORCE continued

GENDER DIVERSITY

We aim to establish a working environment, and instil a culture, that supports and proactively attracts women at all levels, and which accelerates gender equity through employee development and improved communication, promoting awareness and understanding of gender diversity and equity, and removing gender-related barriers. Every effort has been made to ensure that our human resources policies are gender-neutral.

We are addressing gender equity with the establishment of the SA operations working group, which has been tasked with developing strategies and policies to create an enabling environment and awareness of gender diversity.

Women representation in our workforce improved to 13% in 2019 with 9% of core mining roles held by women. A focus of succession planning is to increase female representation in middle management and in senior/executive management.

Sexual harassment is not tolerated as it violates our values and disrupts the workplace. As awareness and understanding of sexual harassment play a pivotal role in preventing sexual harassment in the workplace, regular awareness campaigns are conducted. Sexual harassment is also addressed in employee ‘return from leave’ refresher induction training. Our sexual harassment policy governs procedures to be followed in dealing with sexual harassment. A sexual misconduct unit of Protection Services handles all reported sexual harassment cases, with information from anonymous tip-offs or HR managers, and counselling is provided to affected employees. In 2019, one case of sexual harassment was reported at our SA PGM operations and two at our SA gold operations. One case was reported at our US PGM operations.

Gender diversity of permanent employees (2019)

	2019				2018				2017
	Female	%	Male	%	Female	%	Male	%	Female	%	Male	%
SA operations	8,588	13	59,006	87	6,751	13	44,197	87	6,546	13	45,080	87
SA gold operations	2,783	11	22,592	89	3,003	10	26,229	90	2,894	10	26,820	90
SA PGM operations	4,235	11	32,868	89	2,742	15	15,954	85	2,701	14	16,208	86
Regional services and other	1,570	31	3,546	69	1,006	33	2,014	67	951	32	2,052	68
US operations [1]	167	9.3	1,622	90.7	139	9	1,487	92	121	8	1392	92
Corporate office	31	46	36	54	26	47	29	53	25	45	30	55
Group	8,786	13	60,664	87	6,916	13	45,713	87	6692	13	46502	87
[1] Includes services and other

SA operations: recruitment by category

	2019						2018						2017
	Gold			PGMs			Gold			PGMs			Gold			PGMs
	Total	*WIM	%	Total	*WIM	%	Total	*WIM	%	Total	*WIM	%	Total	*WIM	%	Total	*WIM	%
Management [1]	31	7	23	14	–	–	38	5	13	28	1	4	109	18	17	38	7	18
Senior management [2]	1	–	–	–	–	–	2	1	50	2	–	–	14		–	–	–	–
Core and critical skills	938	198	21	814	115	14	1,840	359	20	678	117	17	1,924	327	17	518	65	13
Total	970	205	21	828	115	14	1,880	365	19	708	118	17	2,008	345	17	710	128	18
1 D and E lower positions [2] E upper positions and above * Women in mining

Sibanye-Stillwater Integrated Annual Report 2019	189

EMPOWERING OUR WORKFORCE continued

Women in core mining positions* (2019)

Group	SA operations		US operations
	Gold	PGMs	PGMs
5,658 (8%)	2,248 (9%)	3,323 (10%)	87 (6%)
* Women in core mining reflects positions in mining and technical related areas

LOCAL EMPLOYMENT

A total of 79% of our SA workforce is made up of SA citizens. During 2019, the focus remained on recruiting from the surrounding communities close to our operations, resulting in some 89% of the new recruits at the SA operations being local recruits. A total of 81% of the SA gold operations’ workforce was recruited locally while 98% of the workforce was recruited locally at the SA PGM operations.

SA operations: origin of employees (2019)

Province	Gold	PGMs	Services	Total	%
Eastern Cape	7,526	11,158	805	19,489	29
Free State	2,781	1,390	562	4,733	7
Gauteng	3,301	1,692	1,413	6,406	9
KwaZulu-Natal	2,576	847	315	3,738	6
Limpopo	731	1,841	293	2,865	4
Mpumalanga	587	663	95	1,345	2
North West	659	12,337	1,167	14,163	21
Northern Cape	43	383	27	453	1
Western Cape	14	19	17	50	0.1
Non-South African	7,157	6,773	422	14,352	21
Total	25,375	37,103	5,116	67,594	100

SA operations: citizenship of non-south africans (2019)

Country	Gold	PGM	Services	Total	%
Botswana	206	22	13	241	0.4
DRC	2	3	1	6	0.0
Germany		1			–
Ghana	–	–	1	1	0.0
Hong Kong		1			–
India	–	–	1	1	0.0
Lesotho	3,110	2,209	228	5,547	8
Malawi		2			–
Mozambique	3,192	4,396	115	7,703	11
Namibia		2			–
Nigeria	–	2	–	2	0.0
Peru	–	–	1	1	0.0
Swaziland	636	89	49	774	1
United Kingdom	–	3	–	3	0.0
Zambia	2	3	3	8	0.0
Zimbabwe	9	40	10	59	0.1
Total non-South African	7,157	6,773	422	14,352	21

Sibanye-Stillwater Integrated Annual Report 2019	190

EMPOWERING OUR WORKFORCE continued

SA operations: local* community recruitment

	2019		2018		2017
	PGM	Gold	PGM	Gold	PGM	Gold
Appointments	992	1,190	659	1,931	502	2,239
Local recruits	971	968	650	1,726	401	936
%	97.9	81.3	98.6	89.4	80	42
* Within a 50-kilometre radius of the mines

US operations: employee distribution by county (montana)

	2019	2018	2017
Stillwater	571	561	540
Yellowstone	540	457	420
Sweet Grass	180	167	148
Park	172	165	155
Carbon	138	133	121
Other locations [1]	188	143	121
[1] Excludes two employees at Marathon (Canada)

Sibanye-Stillwater Integrated Annual Report 2019	191

EMPOWERING OUR WORKFORCE continued

FUTURE FOCUS

SA OPERATIONS

●	Fully integrating Lonmin employees into the Group
●	Aligning our employee value proposition to the organisational growth strategy and its implementation
●	Increasing gender diversity and equity
●	Creating a compelling employment relationship
●	Integrating the strategic talent and workforce management plan
●	HR business process re-engineering inclusive of all policies, procedures and internal controls aligned to international best practices
●	Best practice audit facilitated by South African Board for People Practices
●	Implementation of a holistic integrated talent management framework aligned to all the levers of the organisational growth strategy
●	Establishing strategic and effective partnerships (collaboration) with employees to find new ways of working
●	Continuing digitalisation of HR information systems as part of creating an effective, efficient and agile HR strategy and operating model
●	Optimising and repositioning loss-making gold operations, which may require formal restructuring that could result in termination of employment
●	Establishing a high-performance culture

US OPERATIONS

●	Diligent attention to manpower and staffing to support the Blitz project and other development projects
●	Enhancing on-boarding programmes to include new technology that will alleviate the administrative burden of paper-based forms
●	Expanding and formalising training programmes and curricula for job-specific, leadership and supervisor training as well as succession planning
●	Improving efforts to be transparent in what we do and how we do it with specific regard to our unionised employee base
●	Concentrating efforts on refining performance management and role clarity initiatives to ensure impact and enhancement of business objectives, retention and succession planning
●	Further aligning incentives and the pay-for-performance culture by improving efforts to compensate employees in terms of performance, key performance indicators and the value they bring to the organisation
●	Continuing to monitor cost-containment initiatives to mitigate a rising healthcare trend while providing quality, co-ordinated care to employees and their families
●	Work to continue to improve engagement with the hourly workforce
●	Cross-disciplinary teams to formalise our stakeholder engagement plan recognising employees are our most important stakeholders
●	Develop strategies to strengthen diversity and inclusion initiatives to expand market for potential employees

Sibanye-Stillwater Integrated Annual Report 2019	192

COMMITMENT TOWARDS SAFE PRODUCTION

Better lives
Membership
Fair market access
EMPLOYEES
ORGANISED LABOUR
SUPPLIERS
Assured product
Upliftment
COMMUNITIES
CUSTOMERS
Socio-economic stability
Total returns
SHAREHOLDERS
we are one
Sibanye Stillwater
CARES
about our...
COMPANY
Clean water/air/land
ENVIRONMENT
GOVERNMENT
Economic value
Costs
Quality
Volume
Safety, health and wellness
COMMITMENT
ACCOUNTABILITY
RESPECT
ENABLING
SAFETY

HOW WE DID IN 2019

SUCCESSES

11 million

fatality free shifts at SA gold operations

61%

decrease in section 54 stoppages at SA gold operations

11%

improvement in serious injury frequency rate: improved from 3.70 in 2018 to 3.03 in 2019 for the Group

CHALLENGES

6

fatalities at the SA PGM operations

Rock mass management

a proactive approach to minimise uncontrolled fall of ground incidents

APPROACH

We are committed to fostering the safety, health and well-being of our employees in order to ensure their safe return home every day.

A safe and healthy workforce is central to the delivery of Sibanye-Stillwater's business strategy and helps fulfil our purpose of improving lives through our mining.

Exposure to Silicosis, IT

Notice boards contain safety and health information

We take a holistic, values-driven approach to safety and health management. The embedding of our values, underpinning our corporate culture and driving decision-making throughout the organisation is led by the CEO and senior leadership and supported by the Board. We believe this leadership involvement is essential to building trust and enabling safe production.

Sibanye-Stillwater Integrated Annual Report 2019	193

COMMITMENT TOWARDS SAFE PRODUCTION continued

Prior to 2018, our safety statistics were industry leading. Post a spike in fatal incidents in the SA gold operations during the first half of 2018, our safety performance has returned to industry leading safety levels. The Group combined injury rates were essentially flat year-on-year with a slight deterioration in injury rates at the SA gold operations and the US operations.

The SA gold operations have seen an improvement in safety with no fatalities since 25 August 2018, and 563 fatal free days and 11 million fatality free shifts were achieved on 11 March 2020. The SA gold operations are amongst the deepest in the world, extending to more than 3km below surface, which makes it a truly worthy achievement.

Sadly though, the SA PGM operations recorded six fatalities during the year. The US PGM operations had an increase in injuries during the first half of 2019 but improved safety in the second half of the year.

ZERO HARM STRATEGIC FRAMEWORK

Our Zero Harm Strategic Framework was developed in collaboration with organised labour and the Department of Mineral Resources and Energy in South Africa through a series of multi-stakeholder safety summits convened during 2018.

The foundation of our model is the continued emphasis on our CARES values as the basis for decision making. Engaged leadership at all levels of the organisation drives a values-driven culture by living these values and making values-based decisions.

ICMM membership

ENABLING ENVIRONMENT

Aim to maintain a safe working environment with equipment, tools and material that enable sustainably safe production

●
Real risk reduction initiatives ongoing

–      Working place layout improvements

o
Focus on the elimination of A Hazards

–      Infrastructure improvement

o
Rail-bound equipment safety enhancements

–      Rock mass management

EMPOWERED PEOPLE

Continue to train people to apply relevant standards and procedures to work safely

●
Safe production leadership and culture
●
Individual, team and organisation
●
Mirror sessions at SA gold operations
●
Values-based decisions intervention
●
Safety days

–      Section 23 withdrawals reinforcement

FIT-FOR-PURPOSE SYSTEMS

Subscribing to international best practice principles and integrated systems with a view to certification in the longer term

●
Bow-tie risk management process introduced

–      University of Queensland coaching sessions on critical controls

–      Root cause analysis

●
Independent high potential incident reviews
●
Life-saving rules introduced
●
Enhanced Trigger Action Response Plan (TARP) for improved rock mass management
●
ISO 45001 Occupational Health and Safety Management System implementation on track
◾
ICMM membership

Sibanye-Stillwater Integrated Annual Report 2019	194

COMMITMENT TOWARDS SAFE PRODUCTION continued

ENABLING ENVIRONMENT

An ‘enabling environment’ aims to maintain a safe working environment with equipment, tools and material to enable sustainably safe production. Real risk reduction initiatives include:

●	Working place layout improvements
●	Improved ventilation conditions
●	Focus on the elimination of A Hazards (high-risk hazard which is likely to lead to a fatal accident)
●	Infrastructure improvement
●	Rail-bound equipment safety enhancements
●	Enhanced rock mass management

As an example, the enhanced rock mass management approach receives significant attention in order to reduce the incidents and consequences of uncontrolled falls of ground.

We have embarked on a project to evaluate all available ‘seismicity’ related research in order to establish improved predictability and forecasting of seismicity. The objective is to improve real time measurement leading to improved response to seismicity. Several leading academics within the field of seismicity will participate in evaluating work and identifying opportunities to improve overall predictability and forecasting models. This could be through proposing additional fundamental research or new means of modelling, and should also include research into data generation through measuring of micro seismicity. Academics will share their knowledge within their own areas of expertise and research will be further guided by the Sibanye-Stillwater Global Safe Production Advisory Panel.

Technology enhancement on various fronts is being pursued to make mining safer. Some other focus areas include improvements in the use of rail bound equipment, trackless equipment and ground penetrating radar.

EMPOWERED PEOPLE

Empowered people, in the context of the safe production framework, means ensuring that the required number of trained people apply relevant standards and procedures to work safely. As part of organisational growth, we have intensified our efforts across the Group to review our organisational culture and leadership to ensure that safe production is inculcated as the foremost consideration in decisions at all levels. It will be a core strategic thrust over three years.

Among the several focused initiatives of the cultural transformation process, we have embarked on an entrenchment of behaviours associated with our values throughout the Group. With the assistance of consultants, we will conduct personal engagement with every employee in his or her native tongue to ask them what we should do more of and less of to be successful. Voting will then take place on the behaviours to be adopted. Further consideration is being given to the implementation of improved mine operating systems, building on the values roll out process.

This cultural transformation process will be governed by external and internal performance monitoring measures including formal joint management-worker health and safety committees.

In the US operations, site leadership and safety professionals conduct monthly meetings to focus on safety culture and monitor progress. This includes routine monitoring of site-specific and region-wide action plans aimed at improving safety performance. In 2019, cross-functional teams worked through the year on implementing or improving key focus areas including foundational support for the CARES values, incident investigation and reporting, job safety observations, training, development of regional standards, and leadership development.

For more information on the culture growth programme, please refer to Empowering our workforce.

FIT-FOR-PURPOSE SYSTEMS

With regard to our fit for purpose systems, we operate in accordance with recognised health and safety standards and are preparing for formal certification in terms of the ISO 45001 occupational health and safety management system by 2020.

Sibanye-Stillwater embarked on the process of becoming a member of the International Council on Mining and Metals (ICMM), which entails commitment to ICMM’s 10 principles, which promote responsible mining to ensure that the industry is safe, fair and sustainable globally. Following the acquisition of Lonmin, an existing ICMM member, the Sibanye-Stillwater Group went through the ICMM’s rigorous company membership assessment process, conducted over several months in 2019, and qualified and was admitted formally on 27 February 2020, based on its high level of standards and practices. For more about the ICMM admission process, please refer to https://www.icmm.com/admission-process.

The TARP (Triggered Action Response Plan) which is focused on detecting and dealing proactively with a change in rock mass characteristics at the appropriate level, receives significant attention in order to reduce rock mass failure which could result in uncontrolled falls of ground.

An intensive programme promotes responsible application of the provisions of Section 23 of the Mine Health and Safety Act (MHSA), which affords employees the right to withdraw from unsafe working conditions. The enforcement of this and Section 22, which covers employees’ duties towards health and safety, was continued in 2019.

In addition to performance monitoring and ensuring compliance with the relevant legislation in each jurisdiction, and inspections by relevant government departments and agencies, relevant safety and health performance reports are submitted to executive management with ultimate oversight by the Safety and Health Committee of the Board.

As integrated risk management is an essential component of the Sibanye-Stillwater safe production approach, we have increased the use of bow-tie methodology to enhance critical risk controls. This software analysis tool enables the systematic identification of specific causes and threats

Sibanye-Stillwater Integrated Annual Report 2019	195

COMMITMENT TOWARDS SAFE PRODUCTION continued

which can negatively affect the Group. The tool also measures the effectiveness of current controls for threats and identifies which specific threats need further attention.

Queensland University has assisted in the training of senior management and practitioners in risk management. A team, who assisted in the development of the material, was trained according to the ‘train the trainer’ model and will be used to train their respective teams on the risk management process.

•	Refer to the report on the Safety and Health Committee in Corporate governance.

MULTI-STAKEHOLDER SAFETY AND HEALTH TASK TEAMS

In 2019, stakeholders continued with safety and health summit work begun in 2018.

A series of multi-stakeholder summits were convened in 2018 to address safety and health concerns, which resulted in an agreement between Sibanye-Stillwater, organised labour and the Department of Mineral Resources and Energy, on a health and safety compact for the SA gold operations. All three stakeholders formally committed to working together to make workplaces safer, protect jobs and collaborate in all matters pertaining to health, safety and well-being.

The Department of Mineral Resources and Energy, the Association of Mineworkers and Construction Union (AMCU), the National Union of Mineworkers (NUM), United Association of South Africa (UASA) Solidarity and management signed a pledge committing to achieving zero harm, through constructive, transparent collaboration and compliance.

Task teams were formed, comprising four representatives each from management and organised labour, who visit sites to monitor progress and provide feedback on six work streams: organisational culture transformation, values alignment, leadership development, effective communication, high impact training and safe production.

Our Zero Harm Strategic Framework was also a product of these safety summits.

In 2019, three task team sessions were held on effective communication, during which terms of reference were drafted. Effective communication is seen as key to addressing the trust deficit between organised labour and management. Sessions have also been held on high impact training and safe production. At a session on culture transformation, the nomination of a champion from the unions was requested.

In the future, task teams will meet on a monthly basis and provide report backs to employees.

Safety and health summits will be held at SA PGM operations during 2020.

PERFORMANCE

The enhanced safety initiatives, implemented following the series of anomalous fatal incidents in 2018, helped achieve significant improvement in the Group’s safety performance in 2019, and particularly at the SA gold operations. We continue to apply ourselves unstintingly to improving further as we work towards our goal of zero harm.

Regrettably, in 2019 we lost six (2018: 24) lives at the SA operations – zero fatalities (2018: 21) at our SA gold operations and six (2018: 3) at our SA PGM operations. The US PGM operations have been fatality free since October 2011.

Three of the fatalities in the SA PGM operations were as a result of fall of ground related incidents while two were due to trackless mobile equipment operations and one to rail bound equipment. These were investigated in depth by the Department of Mineral Resources and Energy, management, stakeholders and specialists in the relevant fields to identify the root causes and to devise preventative measures that were implemented across all relevant operations. Financial and psychological assistance is provided to the families of our deceased colleagues, including counselling, funeral funds, education of children until tertiary level, employment of a family member and visits by our human resources teams, as well as health and safety stewards.

Sibanye-Stillwater Integrated Annual Report 2019	196

COMMITMENT TOWARDS SAFE PRODUCTION continued

IN MEMORIAM

The Board and management of Sibanye-Stillwater extend their deepest condolences to the families, friends and colleagues of our six employees and contractors who lost their lives in the line of duty during the year.

Date	Operation	Name	Occupation	Incident
20 March 2019	Thembelani shaft, Rustenburg	Mr Madondana Manzenze	Rock Drill Operator	Fall of ground
05 June 2019	Thembelani shaft, Rustenburg	Mr Johannes Tumelo	Scraper winch operator	Fall of ground
28 August 2019	Hossy shaft, Marikana	Mr Sonwabo Bhani	LHD Operator	Trackless mobile machinery
16 September 2019	Saffy shaft, Marikana	Mr Zolile Booi	Loco Operator	Rail bound equipment
12 October 2019	Thembelani shaft, Rustenburg	Mr Mauricio Chau	Team Leader	Fall of ground
30 November 2019	Bathopele Central Shaft, Rustenburg	Mr Willem Rakgomo	Utility Vehicle Operator	Trackless mobile machinery

Lost time injury frequency rate (Group)
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0
6.74
6.62
5.78
5.89
5.23
2015
2016
2017
2018
2019

Fatal injury frequency rate (Group)
0.18
0.16
0.14
0.12
0.10
0.08
0.06
0.04
0.02
0
0.06
0.10
0.07
0.161
0.036
2015
2016
2017
2018
2019

Serious injury frequency rate (Group)
5
4
3
2
1
0
4.68
4.16
3.57
3.70
3.03
2015
2016
2017
2018
2019

Fatal injury frequency rate (SA gold operations)
0.250
0.200
0.150
0.100
0.050
0
0.117
0.065
0.108
0.086
0.237
0.000
2014
2015
2016
2017
2018
2019

Note: statistics on the above graphs are based on a rate per million hours worked

Sibanye-Stillwater Integrated Annual Report 2019	197

COMMITMENT TOWARDS SAFE PRODUCTION continued

Safety performance

	2019				2018				2017
	Group	US operations	SA operations		Group	US operations	SA operations		Group	2 US operations	1 SA operations
		PGMs	PGMs*	Gold		PGMs	PGMs	Gold		PGMs	PGMs	Gold
Fatalities	6	0	6	0	24	0	3	21	11	0	2	9
Fatal injury frequency rate [3]	0.04	0.00	0.06	0.00	0.16	0	0.05	0.24	0.07	0	0.04	0.09
Number of lost-time injuries	876	41	475	360	881	35	268	578	939	16	259	664
Lost-time injury frequency rate (LTIFR) [3]	5.23	10.13	4.77	5.62	5.89	9.97	4.68	6.52	5.78	[1] 7.80	4.69	[1] 6.33
Number of serious injuries	508	35	248	225	553	25	126	404	580	5	143	432
Serious injury frequency rate (SIFR) [3]	3.03	8.65	2.49	3.52	3.70	7.12	2.20	4.53	[1] 3.57	6.28	2.59	4.12
Medically treated injury frequency rate (MTIFR) [3,4]	3.17	22.24	3.06	2.14	2.69	23.94	1.95	2.32	[1] 2.60	24.65	[1] 2.44	[1] 2.26
Number of Section 54/regulator work stoppages	126	6	35	85	263	na	44	219	230	na	26	204
Production shifts lost owing to Section 54/regulator stoppages	226	[5] na	214	12	545	na	149	396	238	na	49	189
Total hours worked (millions)	167.5	4.0	99.4	64	149.5	3.5	57.3	88.6	162.1	20.6	55.2	104.8

Note: Safety statistics include contractors

1 Restated due to rounding and re-application of Group safety definitions

2 May to December 2017

3 Per million hours worked:- total number of accidents x 1,000,000 / man hours

4 Also referred to as treat-and-return injury frequency rate (TRIFR), which includes certain minor injuries

5 The US PGM operations have not tracked this figure to date

* Includes Marikana operation from June 2019

Sibanye-Stillwater Integrated Annual Report 2019	198

COMMITMENT TOWARDS SAFE PRODUCTION continued

Our performance in perspective: SA peer comparison1

Company	Serious injury frequency rate	Serious injury frequency rate ranking	Lost time injury frequency rate	Lost time injury frequency rate ranking	Fatal injury frequency rate	Fatal injury frequency rate ranking
PGM
Sibanye-Stillwater SA PGM operations	2.49	2	4.77	2	0.060	2
Peer 1	4.53	3	5.97	3	0.066	3
Peer 2	1.51	1	2.14	1	0	1
Peer 3	1.29	1	2.10	1	0.027	3
Gold
Sibanye-Stillwater gold operations	3.52	2	5.62	2	0.00	0
Peer 1	4.21	3	7.16	3	0.12	3
Peer 2	2.90	1	5.35	1	0.00	0

1 Rates are per million hours worked

SA GOLD OPERATIONS

The primary safety risks in the SA gold operations include, rock mass failure, vertical transport, rail-bound transport and heat.

On 11 March 2020, the SA gold operations achieved 11 million fatality free shifts. SA gold operation employees received various rewards (e.g. food vouchers, gas ovens etc.) for achieving nine million, 10 million and 11 million fatality free shifts and for their contribution towards safe production.

Sibanye-Stillwater attributes the reduction in fatalities at the SA gold operations to a focus on the following approaches:

●	Ensuring that line leadership take ownership of their areas of responsibility; are well trained, with an understanding of bow tie procedures and critical controls; are passionate and committed; and are insistent on full compliance and do not tolerate deviations.
●	Achieving clarity on what is acceptable and what is not acceptable, particularly behaviour around an A hazard. A hazards need to be closed as soon as possible, with a leader ensuring that a close out is done, while entering an unsupported area is a dismissible offence. Our cardinal rules were redesigned around A hazards to become the rules of life, rules that if disobeyed could be life-threatening.
●	Improving audit quality. Safety officers’ bonuses at the SA operations used to be tied to tonnes mined, as well as safety, but this has changed in 2019 and they are based only on the quality of their audit and the close out of ‘A’ hazards. In addition, more detail on deviations is required to be reported, including how many deviations and if there are repeats.
●	Introducing a culture-based behavioural strategy at all the underground SA operations, facilitated by outside consultants, which provided a safe space for all employee levels to engage on safety matters.
●	Deep-level analysis of critical controls, the controls that are critical to preventing fatal events. This resulted in the engineering function doing a full redesign of rail bound equipment, winches and rigging and other areas, with controls being engineered in.

Sibanye-Stillwater Integrated Annual Report 2019	199

COMMITMENT TOWARDS SAFE PRODUCTION continued

In a direct response to the five heat-related fatalities at Kloof’s Ikamva shaft in 2018, additional work has been conducted on improving ventilation in working areas and increasing employee awareness about the importance of in-stope ventilation.

SOUTH AFRICAN MINING INDUSTRY SHE AWARDS DAY 2019

The intense focus on our efforts towards zero harm was recognised at this year’s SHE Awards Day when the Group received the JT Ryan Award for the mining company with the most improved safety performance. The full list of awards received is as follows:

JT Ryan Award

Sibanye-Stillwater for the mining company with the most improved safety performance

Platinum

1st place: SA PGM operations Bathopele mine

3rd place: SA PGM operations Kroondal West

Process

1st place: ChromTech at SA PGM operations

2nd place: Precious Metals Refinery, South Africa

Winners are determined by an impartial panel of judges representing the Southern African Institute of Mining and Metallurgy (SAIMM), the Association of Mine Managers of South Africa (AMMSA), the South African Colliery Managers’ Association (SACMA) and the Metallurgical Mine Managers’ Association (MMMA).

LTIFR performance improved from 6.52 per million hours worked in 2018 to 5.62 in 2019 and the SIFR performance improved from 4.53 in 2018 to 3.52 in 2019.

The number of safety-related stoppages decreased from 219 Section 54s in 2018 to 85 in 2019.

Tools, equipment and material were the main contributors to injuries at our gold operations in 2019, representing 23% (2018: 25%) of total injuries. Fall of ground-related injuries accounted for 15% (2018: 19%) of the total. It was encouraging to note an improvement of over 18% (46 to 38) in injuries related to rail-bound equipment. We continue to focus on the following:

●	Engagement with stakeholders through safety and health roadshows and awareness campaigns
●	Upholding compliance through training
●	Converting rail-bound equipment safety devices and no-repeat solutions by engineering out the risk with effective coupling pins, re-railing devices and speed indicators
●	Rail inspection and maintenance management system strategy (maintenance programme/schedule for rails and switches)
●	Critical learning and close-outs (improving the quality and speed of close-outs and lessons learnt through the safety system)

SA PGM OPERATIONS

The fatalities at the SA PGM operations were investigated in-depth by the Departments of Mineral Resources and Energy, management, stakeholders and specialists in the relevant fields to identify the root causes and to devise preventative measures. Measures included, but were not limited to, revised standards and procedures as well as improvements to equipment and infrastructure that were implemented across all relevant operations. Where applicable, re-training was conducted on current requirements as well as new or changed methods and standards.

Management continues to focus on the top risks of the SA PGM operations, which are conveyors, trackless mining equipment, falls of ground, explosives, rail bound equipment, winches and rigging, electricity and material handling, by promoting a health and safety culture through a risk-based approach.

LTIFR performance deteriorated from 4.68 per million hours worked in 2018 to 4.77 in 2019 and the SIFR performance deteriorated from 2.20 in 2018 to 2.49 in 2019.

The number of safety-related stoppages decreased from 44 Section 54s in 2018 to 35 in 2019.

Low energy incidents remain main contributors to injuries on duty and contributed 68% towards the total amount of incidents recorded. Interventions are implemented continuously to raise awareness and prevent these types of incidents through engineering solutions with the implementation of fit-for-purpose tools and equipment, which is enhanced with correct and adequate types and use of personal protective equipment.

Management remains committed to safe mining by continuously ensuring remedial actions are implemented across all operations. Weekly visible felt leadership interventions are conducted, and learnings are shared and adopted across all operations. The zero harm task team is used to verify actions implemented as well as proactively measure other safety improvement initiatives highlighted through investigations, statistical analysis and leading indicators.

A major drive initiated in 2018 to analyse all controls to ensure their effectiveness continued in 2019. Senior management training on critical controls was undertaken with external consultants. Planning of areas to be worked is a critical control, and SA PGM operations have used the

Sibanye-Stillwater Integrated Annual Report 2019	200

COMMITMENT TOWARDS SAFE PRODUCTION continued

bowtie methodology to design a checklist to identify shortcomings in this planning process. The challenge is to communicate with all stakeholders all necessary information from materials required to instructions from service departments to risk ratings from the rock engineering function. Mine managers must sign off on a full check list of an area to be mined.

The SA PGM operations also focused on the identification and closure of A hazards, with the help of the data analysis tool Qlikview, and information provided by safety officers in their inspections and safety audits. Weekly newsletters are sent out to the operations highlighting A hazards and the importance of closing them to raise awareness.

There has also been an emphasis on detailed reporting of repeats of non-conformances. These are reported by safety officers directly to the Chief Safety Officers and Safety Managers. As a result of this increased scrutiny, repeat non-conformances are reducing in number.

Training is recognised as a high value input and training material is fully aligned with all standards and procedures as approved by the different standards committees. If there is a failure in adherence or understanding of certain issues, re-training and coaching is utilised widely to enhance knowledge and know-how and to refresh employees on the correct processes to be followed in their respective occupations. These will include any amendments, changes or new processes and procedures following investigation outcomes.

Marikana operations

At the Marikana operations, in the wake of the two fatalities since June 2019, the operation is acutely focused on weekly full compliance audits. Every supervisor completes a full compliance audit in his area, which is followed up by our safety officers. Action is taken on non-compliances, which can result in fatalities and serious injury.

Several safety days as well as the Minerals Council’s safety days were conducted across all operations. Through these, critical behaviours were identified per occupation, providing excellent leading indicators, and allowing identification of weaknesses. Adherence to the Marikana Life Rules is constantly being driven and energised.

Marikana is in the process of implementing and rolling out the Syncromine and Qlikview safety systems, but for the interim has built a safety officers inspection protocol onto which details of every daily inspection is loaded to help identify which areas need attention. Inspections are conducted in the worst areas and cross audits have been introduced across the shafts. In addition to other actions tabled and implemented, a fall of ground workshop will be held at Marikana and this will be rolled out to all platinum operations during 2020.

Marikana mining is certified to OHSAS 18001 and ISO 14001 and is moving towards ISO 45001.The shafts on care and maintenance are excluded from ISO 45001 but are certified on ISO 14001.

Processing

At the SA PGM processing, no serious injuries were incurred. We have retained ISO 9000 and ISO 14001 processing certification and are migrating to ISO 45001. The three systems have been integrated, resulting in increased efficiency and cost-effectiveness, as separate safety, environmental and quality teams are not required.

There is a significant focus on risk identification and mitigation, with specific initiatives having been put in place for management. As an example, management daily uses a forward energy model to predict high risk work where early entry examinations are required. Audits and critical task observations conducted by line management are measured on a quarterly basis to calculate balanced scorecard pay.

In the area of fatality prevention, we have introduced a catastrophic risk management process, through which we can identify potentially catastrophic events and their associated critical controls and how they are performing.

US PGM OPERATIONS

The SIFR increased to 8.65 (2018: 7.12) per million hours worked, while the LTIFR remained virtually flat at 10.13 (2018: 9.97) per million hours worked. This is in line with an increase in injuries associated with strains accounting for 26% (2018: 13%) and pinch points for 13% (2018: 8%) of total reportable injuries.

The medically treated injury frequency rate (MTIFR) decreased to 22.24 (2018: 23.94) per million hours worked. This is in line with a notable reduction in reportable injuries resulting from a slip, trip or fall accounting for only 13% (2018: 27%) as well as those being struck by an object accounting for only 17% (2018: 23%).

A series of falls of ground incidents at the Stillwater (six in total) and East Boulder (two in total) mines negatively impacted performance. There were no injuries. The Mine Safety and Health Administration issued 103(k) orders to ‘control’ the affected areas until an investigation occurred and remediation plans were approved. Incident investigations and root cause analysis actions were completed and the general ground control standards were re-evaluated. The investigation team consisted of subject matter experts from the US Region, regulatory inspectors, independent consultants, and a Sibanye-Stillwater rock mechanics expert from the SA PGM operations. Action plans included ground control operations audits of each heading, engineering ground control evaluations, formal training on rock mechanics for geologists and other targeted employee groups, additional rock mechanic engineering staff and additional third party audits.

Mid-year there was a regulatory change which necessitated more detailed reporting on ground supports and so we embarked on significant internal and external evaluations of our ground support installations. As a result of this, we are conducting upskill training of our production geologists so that they can assist in recognising challenges associated with our ground supports.

ISO 45001 is our safety and health standard. Mid-year, we conducted a gap analysis on our GET Safe safety and health management system, which identified the implementation stages of its various modules. Twelve of the 20 modules were found to be in full conformance and four more were in partial conformance. Action plans to improve conformance are ongoing in 2020.

Sibanye-Stillwater Integrated Annual Report 2019	201

COMMITMENT TOWARDS SAFE PRODUCTION continued

Each of our crews has a miners’ representative, who acts as a safety leader and accompanies our regulatory inspections. The regulatory agency completes an inspection of each of our mines every quarter. All bonuses paid to miners’ representatives have safety as a key metric.

In the interests of safety, management continues to focus on key areas of mobile equipment inspection and maintenance, quality training and retraining, workplace audits, ventilation and equipment emissions, and housekeeping. In addition to all employees completing inspections at each shift, an audit team randomly inspects and scores work areas every day. The audit team includes hourly and salaried employees, at each site, solely responsible for evaluating the workplace.

Technology provides timely communication in the event of an emergency and systems installed on mobile equipment warn operators when employees are in close proximity. Implementation of technology at the operations is ongoing with phases planned for implementation every year.

US PGM operations: injuries by category

	2019	2018	[1] 2017
Rockfall	7	4	3
Struck by objects (tools, equipment and others)	9	12	8
Caught in/between	7	4	3
Strains/soft tissue injuries	14	6	3
Operating equipment	6	4	1
Operating jackleg	3	3	3
Eye injuries	1	2	3
Chemical burns/other	0	1	1
Slips/trips/falls	7	13	2
[1] May to December 2017

FUTURE FOCUS

We will continue the current safe production strategy as well as the enhancement of Sibanye-Stillwater’s culture, based on and driven by our CARES values, while ensuring that our leadership is ready and engaged, and that desired behaviours and practices (critical attributes, competencies and capabilities) are defined.

A holistic Sibanye-Stillwater safety training strategy, focusing on critical skills as well as training content, methodology, infrastructure and outcomes, is being developed to bolster current training offerings.

Concurrently, we focus on technology as an enabler to improve training competency across the entire organisation and develop partnerships in collaboration with the mining industry to achieve effective skills and knowledge transfer as a long-term initiative.

We are working towards certification in terms of the ISO 45001 health and safety management system in 2020, and the roll-out of the bow-tie risk assessment methodology and critical controls.

US PGM operations future safety focus is continuing to empower people, enhancing an enabling environment and ensuring fit for purpose systems. This involves providing a minimum of 40 hours of safety/leadership training for all salaried staff; refinement of training departments at all three sites; closing GET Safe gaps in leadership development, management systems coordination, fatality prevention and risk management, and incident reporting and investigation; and, continued improvement of the Newtrax Caplamp and Mobile Telemetry System.

Sibanye-Stillwater Integrated Annual Report 2019	202

HEALTH AND WELLBEING AND OCCUPATIONAL HYGIENE

Better lives
Membership
Fair market access
Upliftment
ORGANISED LABOUR
EMPLOYEES
SUPPLIERS
Assured product
COMMUNITIES
CUSTOMERS
Total returns
Socio-economic stability
we are one
Sibanye Stillwater
CARES
about our...
SHAREHOLDERS
COMPANY
Clean water/air/land
ENVIRONMENT
GOVERNMENT
Economic value
Costs
Quality
Safety, health and wellness
Volume
COMMITMENT
ACCOUNTABILITY
RESPECT
ENABLING
SAFETY

HOW WE DID IN 2019

SUCCESSES

21%
reduction in silicosis cases reported

16%
increase in employees on medical schemes

31%
decrease in the rate of noise- induced hearing loss

CHALLENGES

Planning and dealing with COVID-19, considering more than 80,000 employees

HEALTH AND WELL-BEING

Sibanye-Stillwater continues to make progress in aligning our health strategy with that of the United Nations Sustainable Development Goals (SDGs) 2015 to 2030 with a particular focus on goal three which refers to health and well-being.

The strategy is intent on providing equitable health care based on health needs and financial risk protection for employees and their families, and is aligned to the principles of Universal Health Coverage and National Health Insurance (NHI). It will provide employees with an affordable and cost-effective funding mechanism for health care needs while also maintaining efficiencies. In addition, the strategy focuses on preventative health care with enhanced occupational health services which will support a healthy workforce.

Health care is available to our employees at the medical centres

Sibanye-Stillwater Integrated Annual Report 2019	203

HEALTH AND WELLBEING AND OCCUPATIONAL HYGIENE continued

HEALTH AND WELL-BEING

SDG three contains a set of comprehensive health targets that are aimed at addressing health challenges including non-communicable diseases, injuries and environmental issues. The goals call on inter-sectorial action to achieve policy reforms whereby universal health coverage (UHC) for all people can be achieved through a sustainable approach based on efficiency, health services integration and people centred care. UHC is defined as “ensuring that all people can use promotive, preventative, curative, rehabilitative and palliative health services they need, of sufficient quality to be effective while ensuring that the use of the service does not expose the user to financial hardship.” (World Health Organization, Health in 2015 from MDGs to SDGs.) The United Nations and several heads of state have reaffirmed the commitment to UHC “moving together to build a healthier World”, including South Africa, in the form of NHI. The figure below illustrates the three dimensions of UHC that need to be addressed to achieve UHC by 2030.

Sibanye-Stillwater Integrated Annual Report 2019	204

HEALTH AND WELLBEING AND OCCUPATIONAL HYGIENE continued

World Health Organization moving towards the three dimensions of UHC
Reduce cost sharing and fees
Direct costs: proportion of the costs covered
Include other services
Extend to: non-covered
Current pooled funds
Services: which services are covered?
Population: who is covered?

Health system strengthening is fundamental in driving the policies and actions to achieve UHC. Sibanye-Stillwater has adopted the WHO approach to health systems strengthening which includes the six elements listed below. As an outcome of our health system strengthening programmes, Sibanye-Stillwater hopes to deliver improved health, system responsiveness, financial risk protection and efficiencies. The six elements focused on by Sibanye-Stillwater include:

●	A healthy, well-performing workforce: Sibanye-Stillwater ensures that its employees have access to the highest skilled professionals in the region by selectively contracting with centres of excellence and professionals
●	A well-functioning information system that ensures the use of reliable and timely information on health determinants, health systems performance and the health status of employees through annual surveillance checks. Sibanye-Stillwater is also exploring opportunities to enhance existing digital radiology capabilities by including computer aided diagnostics
●	A comprehensive pharmaceutical supply system which ensures access to essential medical products, vaccines and technologies. Our service offers employees access to the most advanced technologies and current treatment protocols and guidelines
●	A good health financing system which protects employees from financial catastrophe. A total of 66% of Sibanye-Stillwater employees are insured through medical aid schemes that protect our employees from the financial risk of high medical costs
●	Leadership and governance provided by Sibanye-Stillwater ensures role clarity and accountability among all stakeholders and the promotion of partnerships within the system
●	Safe quality care is ensured in the system by focusing on the four elements of efficiency, effectiveness, safety and patient centric care. This is achieved by measuring and monitoring the inputs and outputs of the various role players and continuous improvement

Sibanye-Stillwater Integrated Annual Report 2019	205

HEALTH AND WELLBEING AND OCCUPATIONAL HYGIENE continued

Technical
Productive
Allocative
Efficiency
Patient centric
Effective
Safety
Timely
Equitable
Health outcomes
Risk factors
Coverage
Health system
Surgical
Hospital acquired infections/hand hygiene
Antimicrobial resistance
Venous Thromboembolism

ADAPTED FROM WHO SAFETY TOOLKIT, 2015

In addition to this commitment to UHC and health systems strengthening, the Sibanye-Stillwater health model is evolving and has undergone significant transition over the past five years from being both a health care funder and provider of services to one in which health services are provided for by a multitude of stakeholders and partnerships which Sibanye-Stillwater manages as per the business context diagram below. By actively managing the health system, Sibanye-Stillwater can ensure delivery of quality health care to employees while not ignoring the needs of regulators and partners.

Sibanye-Stillwater Integrated Annual Report 2019	206

HEALTH AND WELLBEING AND OCCUPATIONAL HYGIENE continued

In most cases, employee health is closely related to employee safety. Our safety value encompasses occupational health and well-being, which in turn, can affect safety performance. Sibanye-Stillwater conducts annual medical examinations of all employees engaged in risky work to ensure that they are fit and healthy enough to meet the inherent requirements of the work assigned to them as required by the Mine Health and Safety Act (MHSA). In South Africa, as part of our safety values campaign and in line with employees’ rights and responsibilities regarding workplace safety, employees must, before they start any work, confirm at their safety team briefings that they are ready for work daily by declaring “I am fit, healthy and competent to perform my tasks”.

In pursuit of our ultimate goal of zero harm, Sibanye-Stillwater has built a health system that aims to safeguard the health and well-being of our employees and contractors, so that they are appropriately positioned to undertake their daily responsibilities safely and efficiently. Guided by our CARES values, our health and wellness model in South Africa is designed to address the risks presented by the internal and external environments facing employees. The care we provide is based on six broad pillars (as part of the health and wellness model) with the aim of delivering effective, safe, quality personal and non-personal health interventions to those who need them, when and where needed, with minimum waste of resources.

●	Access to occupational health resources that assess health risks, determine fitness to work, and manage disease and rehabilitation

Sibanye-Stillwater Integrated Annual Report 2019	207

HEALTH AND WELLBEING AND OCCUPATIONAL HYGIENE continued

●	Shaft clinics within a walking distance to the workplace with qualified primary health care staff providing health risk assessments and disease treatment for communicable diseases – tuberculosis (TB) and HIV – and chronic ailments (diabetes and heart disease, among others)
●	Satellite primary health care clinics with qualified nurses operating during office hours
●	Primary health care centres with qualified doctors and nurses managing cases 24/7
●	Emergency medical services equipped with advanced paramedical teams and 24/7 rescue capability
●	Wider hospital networks offering specialised care for trauma as well as occupational injuries and diseases

HEALTH CARE PROVISION AT THE US PGM OPERATIONS

The US operations’ health and welfare benefit plans provide access to primary care and specialty care for our employees.

A contracted national network partner, Cigna, enables our employees and their families to seek medical and mental health treatment services throughout the US. However, the structure of our health plan provides incentives for members to seek care locally or within the state of Montana. Incentives include lower costs in the form of discounted services and lower contributions from their wages. South-central Montana has two reputable and competing hospital systems, each having a presence in many of the outlying rural communities.

At the US PGM operations, high-dollar claimants are the primary drivers of our cost trend. Statistics demonstrate that most of our health care costs are incurred by a small fraction of our members. In 2019, we embarked on a three-year commitment with two robust and competing hospital systems in south-central Montana and created exclusive provider organisations through which we contract directly with the hospitals and their doctors. The hospitals have agreed to compete for our business, recognising that our financial contribution to the local health care community is a significant portion of their revenue stream.

We have introduced a unique benefit plan design that encourages patient and provider accountability. Managing the quality of care is an important new focus. The hospital systems have agreed to share financial risk for unsuccessful treatments. This is an exciting opportunity for an integrated approach to health care using primary care physicians to co-ordinate care, integrating delivery systems that optimise primary and specialty care, providing concierge-style nurse navigators to help members receive the most from their benefit plans, to answer health care questions and to manage chronic conditions. Feedback on the new health plan is positive so far, and costs are remaining flat.

SA OPERATIONS’ MEDICAL SCHEME STRATEGY

The health care strategy adopted by the SA operations, aligned as it is to goal three of the UN’s SDGs, advocates a preventative approach, which funds and manages a continuum of health care in preference to providing health care services. This is exemplified by the growth in medical scheme membership from 8% in 2013 to 66% in 2019 and the support for UHC.

During 2018, it was agreed to transition employees at the SA gold operations from provided health care to a medical scheme model as part of the formal wage agreement. The medical scheme model is advantageous to both Sibanye-Stillwater, providing cost efficiencies, and employees, providing improved access to medical care and the opportunity for partners and family to join a medical scheme. Implementation is likely to take place in the second quarter of 2020.

For the SA PGM operations, the in-house medical scheme continues to deliver effective health care services and has entrenched its position as the scheme of choice among employees.

In an effort to represent the interests of employees and the organisation in a transparent manner, we have formalised employer-participation agreements with all participating schemes in order to enhance the relationship between the funders, providers, the Department of Health and Sibanye-Stillwater.

The amalgamation of the Marikana operations and the Sibanye-Stillwater in-house Sisonke Medical Schemes has been approved in principle by the Boards of both schemes. The amalgamation of the two in-house medical schemes will see the achievement of the long-term strategic objective for the Group which is to invest in a single multi-commodity medical scheme which can provide a customised solution for all employees and their dependants by 2021, while also leveraging economies of scale.

PERFORMANCE

Our quarterly health forum, including representatives of organised labour, focused on a 12-year outlook for health and repositioning of health care funding as well as the provision of health care to all operations. Specifically, much progress has been made within the medical schemes’ environment with an improved understanding and alignment of the overall strategic objectives among all stakeholders. This has resulted in close collaboration with the appointed medical schemes with improved monitoring of performance and outcomes of health programmes. In addition, Sibanye-Stillwater is in the process of identifying and appointing reputable primary health care service providers to operate the onsite clinics. Sibanye-Stillwater will provide quality assurance by ensuring accreditation of the clinics and compliance with the Department of Health’s Ideal Clinic Standards.

In 2018, through the Chief Medical Officers’ Network, we committed to address workplace health concerns, such as antimicrobial resistance, obesity, mobility and mental health. Experiences were shared, including a review of our mental health offering and insights into workplace disaster management. In 2019, we continued to focus on mental health resilience, as we seek to understand the social and ethnographic determinants of mental disease. We also encouraged physical fitness for better health and better outcomes from injuries. As a result of the review of our workplace disaster management, we split our emergency and disaster services, in the interests of efficiency and responsiveness.

Sibanye-Stillwater Integrated Annual Report 2019	208

HEALTH AND WELLBEING AND OCCUPATIONAL HYGIENE continued

The centralisation of the occupational health service in the SA gold operations (West Wits and Beatrix), as well as at the Marikana operations, is well underway with construction set to be completed by the second quarter of 2020.The project will see the integration of functional and physical work capacity testing as well as the high performance centre and final phase rehabilitation programmes into the ambit of occupational health. The centralisation will increase efficiency and improve turnaround times.

Throughout the Group, we are focusing on employing and refining technology to improve occupational health services. Health care technology that is designed to track and monitor patients and improve the speed of service in our health centres has been standardised and rolled out across the Group with the aim of providing the operations with a one-day turnaround time. This means we can provide our patients with better health care all round by improved surveillance and data analytics to understand trends and proactively address issues. The new technology will also allow for peer review and consultation.

Furthermore, we have commissioned a project to review our current on-boarding processes and will be investing in technology which will speed up the processes and cycle times at our induction centres in terms of initials, exits, annual medicals and medicals after absences and will notify us where an employee is not compliant. The project is set to be completed by the third quarter of 2020.

The integration of the Marikana operations includes a review of the health system and funding of health care which includes the hospital, occupational health and primary health care centres to which communities have access. Significant work is being done to bring about efficiencies, and this will include transitioning Marikana to the Sibanye-Stillwater health care model by the end of 2020, and the repositioning of the Andrew Saffy Memorial Hospital to a 24/7 community health centre which will be operated by a contracted third party. The proposed outsourcing of the primary health care clinics to a local service provider will form part of the enterprise development assistance offered by the company.

To further increase efficiencies, we are working on the alignment of codes of practice which will allow rationalisation of resources. Associated with this process, is the alignment of terminology across the operations, for example regarding people’s positions and departmental functions, as well as the extension of the ISO 45001 accreditation to other operations in the SA PGM operations.

In a further rationalisation of resources, at the SA gold and PGM operations on site primary health care clinics, primary health care qualified nurses attend to the majority of cases, with fewer referrals to doctors at the hospitals. For instance, nurses deal routinely with HIV, TB and hypertension cases, which represent some 98% of our chronic diseases. This approach will also be instituted at Marikana in time.

At the Rustenburg operations, against a background of community unrest, which affects day-to-day operations around the shafts, we are making increased efforts to build community relationships. We will be hosting community leaders at our occupational health centre and will acquaint them with our engagement processes. The exercise will increase insight into the stringent requirements per job category including the physical and functional attributes necessary to be successfully appointed at the company. This will help create an understanding of the inherent requirement of specific job categories and the possible reasons why a person might be excluded from employment on the mine.

SA operations: sources of health care funding (R million)

	2019			2018			2017
	Total	PGM*	Gold	Total	PGM	Gold	Total	PGM	Gold
Medical schemes	948	638	310	725	421	304	714	404	310
Company-funded	402	103	300	282	12	270	324	21	303
Compensation for occupational injuries and diseases [1] (Rand Mutual Assurance)	337	163	173	213	77	136	208	69	138
Occupational diseases in Mines and Works Act dust levies [1]	32	3.7	29
Total [1]	1,718	908	811	1,220	510	710	1,246	495	751

[1] Health care funding costs exclude Occupational Diseases in Mines and Works Act dust levies for gold (R392 million from 2013 to 2018) and PGM operations (R4.8 million from acquisition to 2018)

* Includes seven months of Marikana operations since acquisition in June 2019

Sibanye-Stillwater Integrated Annual Report 2019	209

HEALTH AND WELLBEING AND OCCUPATIONAL HYGIENE continued

SA operations: funding employee health care (number of employees)

	2019			2018			2017
	Total	PGM*	Gold	Total	PGM	Gold	Total	PGM	Gold
Principal medical scheme members	44,501	37,286	7,215	26,212	18,696	7,516	27,298	18,909	8,389
Company-funded employees	21,970	0	21,970	24,736	0	24,736	24,328	0	24,328
Total employees	67,594	37,286	27,933	50,948	18,696	32,252	51,626	18,909	32,717
Employees on medical schemes (%)	66	94	26	51	100	30	53	100	26
* Includes seven months of Marikana operations since acquisition in June 2019

SA operations: medical conditions under management 1

	2019			2018			2017
	Total	PGM*	Gold	Total	PGM	Gold	Total	PGM	Gold
Chronic medical conditions (schemes)	28,018	21,621	6,397	10,862	6,871	3,992	13,532	8,546	4,986
Chronic medical conditions (company)	8,830	0	8,830	8,364	0	8,365	8,978	0	8,978
Total	36,848	21,621	15,227	19,227	6,871	12,357	22,510	8,546	13,964
* Includes seven months of Marikana operations since acquisition in June 2019 [1] Statistics represent the number of conditions, with some employees having multiple conditions

SA operations: employees registered on chronic disease management programmes

	SA operations	Southern Africa region
Chronic medical conditions		PGMs*	Gold
Principal medical scheme members	44,501	37,286	7,215
Company-funded employees	21,970	0	21,970
Chronic medical scheme members	17,033	13,540	3,493
Chronic company-funded employees	7,599	0	7,599
Total employees with chronic medical conditions	24,632	13,540	11,092
* Includes seven months of Marikana operations since acquisition in June 2019

SA operations: occupational diseases (number of cases reported)

	2019			2018			2017
	Total	PGMs*	Gold	Total	PGM	Gold	Total	PGM	Gold
Silicosis [1]	131	60	71	165	106	59	261	68	193
Chronic obstructive airways disease [1]	68	39	29	70	41	29	50	13	37
Noise-induced hearing loss [1]	355	189	166	243	167	76	193	100	93
[1] Number of cases reported includes new and resubmission cases * Includes seven months of Marikana operations since acquisition in June 2019

Sibanye-Stillwater Integrated Annual Report 2019	210

HEALTH AND WELLBEING AND OCCUPATIONAL HYGIENE continued

SA operations: occupational health management

	2019			2018			2017
	Total	PGMs*	Gold	Total	PGM	Gold	Total	PGM	Gold
Medical surveillance and certificate of fitness examinations – total [1]	194,137	96,650	97,487	123,846	50,146	73,700	145,689	52,852	92,837
Employees	153,187	68,704	84,483	101,152	35,140	66,012	103,841	21,673	82,168
Contractors	40,939	27,946	12,993	22,694	15,006	7,688	41,848	31,179	10,669
Days lost due to health-related absenteeism	736,124	323,232	412,892	776,365	293,822	482,543	826,475	321,104	505,371
[1] Includes heat tolerance screening test (HTS) * Includes seven months of Marikana operations since acquisition in June 2019

SA gold operations: TB rates per 1,000 employees (new and retreatment cases)

	2019	2018	2017
Total TB	7.39	9.75	10.65
Pulmonary TB	5.39	7.38	8.72
Extra pulmonary TB	2.01	1.86	1.93
Cardiorespiratory TB	6.07	8.30	9.46
Multi-drug-resistant TB	0.22	0.10	0.38

SA operations: number of new and retreatment cases of TB

	2019			2018			2017
	Total	PGMs*	Gold	Total	PGM	Gold	Total	PGM	Gold
TB	553	284	269	539	157	382	623	148	475
Cardiorespiratory TB	491	270	221	480	155	325	570	148	422
New cases of drug-resistant TB	26	Unknown	26	13	Unknown	13	28	0	28
New cases of multi-drug-resistant TB	8	Unknown	8	4	Unknown	4	17	0	17
* Includes seven months of Marikana operations since acquisition in June 2019

Sibanye-Stillwater Integrated Annual Report 2019	211

HEALTH AND WELLBEING AND OCCUPATIONAL HYGIENE continued

SA operations: HIV, VCT 1 and HAART 2

	2019			2018			2017
	Total	PGMs*	Gold	Total	PGM	Gold	Total	PGM	Gold
VCT offered	82,670	46,940	35,730	59,900	28,153	31,747	51,122	25,008	26,114
VCT conducted	32,162	28,885	3,277	20,544	11,681	8,863	20,326	9,932	10,394
VCT test-positive	1,608	1,327	281	887	170	717	1,168	113	1,055
Proportion of workforce tested [3]	39.5	66	8.7	33.4%	50%	24%	29%	40%	23%
New recipients of HAART [4]	502	Unknown	502	563	0	563	843	Unknown	843
Category 3-8 employees on HAART	5,696	Unknown	5,696	5,638	0	5,638	5,688	0	5,688
HAART patients who are employees [5]	10,744	3,731	7,013	9,745	3,090	6,655	9,761	3,133	6,628
Employees who have left HAART programme [6]	52	0	52	8	0	8	46	0	46

[1] Voluntary counselling and testing

[2] Highly active antiretroviral therapy

3 VCT conducted as a percentage of total workforce (employees and contractors)

[4] Entry-level mining employees (Category 3-8) of the SA gold operations

5 HAART patients alive and on treatment, total employees including category 3-8 employees – excludes Marikana data

[6] Employees who left HAART programme within 12 months of starting antiretroviral therapy (including retrenched employees with ill health and any other labour-related terminations)

* Excludes the seven months of Marikana operations since acquisition in June 2019, due to records still being verified for integration into the Group

COMMUNICABLE DISEASE MANAGEMENT

We are collaborating successfully with the Department of Health in South Africa and local communities to control the spread of TB across all operations and have been acknowledged by the Global TB Caucus partnership for our ongoing efforts in helping to end TB and leading the private sector in reducing the rates of TB and HIV in South Africa.

Our success in reducing the TB burden at our SA gold operations, from 832 cases in 2014 to 269 cases in 2019, can be attributed to improved access to primary health care at shaft clinics, staffed by qualified health care professionals who are able to screen and diagnose outside the hospital environment, and treat the disease at an early stage.

Another contributing factor to the successful interception of TB transmission is the high retention rate of employees on HIV treatment at 12 months, which stands at 90%. In addition, viral load suppression as a surrogate for effective treatment stands at 76% across the Group which includes employees registered on medical schemes disease management programmes. As TB is activated when a person’s immunity is weak, people enrolled and controlled on HIV treatment programmes indirectly control the spread of TB.

Over and above these medical initiatives, engagement with the Department of Health and local communities is ongoing. As a result, mainly due to actively seeking TB sufferers and co-ordination of care, we have seen a 170% decline in the spread of TB since 2013.

Sibanye-Stillwater health services provided strong leadership in the three provinces in which we operate:

●	In the Bojanala district of North West province, all mining houses and medical aid schemes participate in the national Masoyise iTB initiative, which oversees TB contact tracing. Sibanye-Stillwater also participates in the Rustenburg Health Forum which coordinates health care resourcing and projects in the region. Sibanye-Stillwater has committed resources to building a forensic mortuary in Brits, a community health centre in Marikana and an old age home in Majaekeng
●	In the Lejweleputswa district of the Free State, we worked in partnership with the MHSC and the Department of Health on the 2019 World Aids Day
●	In the West Rand district of Gauteng, we work on community TB contact tracing through the Masoyise iTB initiative, which ensures that health care workers are trained, and close contacts are screened for TB

Sibanye-Stillwater Integrated Annual Report 2019	212

HEALTH AND WELLBEING AND OCCUPATIONAL HYGIENE continued

In aligning with the UNAIDS 90-90-90 targets, Sibanye-Stillwater continues to encourage employees to test annually. In addition to introducing the newer testing technologies of HIV self-testing to our employees, we will further prevent new infections by continuing to encourage employees to seek medical attention for pre exposure prophylaxis (PREP) and post exposure prophylaxis (PEP). Following the success and advocacy for HIV self-testing in Sibanye, The Mine Health and Safety Council (MHSC) has issued guidelines in early 2020 for the implementation of HIV self-testing in the mining industry as well as the strengthening of HCT (HIV counselling and testing).

CORONAVIRUS (COVID-19)

The National Department of Health in collaboration with the National Institute for Communicable Diseases have developed a comprehensive set of guidelines in preparation for the COVID-19 pandemic. Sibanye-Stillwater has included these guidelines into the Group Emergency Preparedness plan which will screen employees with symptoms, those returning from leave and employees who have had close contact with a confirmed or probable case. A management toolkit has been distributed to all operations and health facilities which includes education of health care workers and PPE.

The plan will also focus on several preventative measures within the company and community in collaboration with local government and provincial structures. Measures that are being rolled out include hand washing, distribution of hand sanitisers to employees, decontamination of employee conveyances and education of the workforce.

SOCIO-ECONOMIC FACTORS AFFECTING HEALTH

The social determinants of health and well-being such as smoking, alcohol consumption and lack of exercise, contribute significantly to the disease burden. Other behaviours include the sharing of medication and non-adherence to prescribed medication, stress and anxiety due to unhealthy relationships and financial hardships, which in turn, lead to excessive drinking, smoking and multiple partners. Our policy on the living out allowance, particularly in terms of its impact on informal settlements, is being reviewed. Social workers deployed at each operation assist employees with complex issues and refer employees into formalised networks for assistance.

The drug and alcohol awareness programme at our SA operations conducted 658,953 alcohol breathalyser tests in 2019 and aims to promote responsible alcohol consumption. In addition, 11,649 multi drug tests were conducted at the occupational health centres. Employees found to be non-negative for prohibited substances are referred into a formalised rehabilitation programme.

In recognition of the need to get employees active and lead healthier lifestyles, Sibanye-Stillwater has launched a mobile application – myWellness – for employees. The application will enable employees to register for fitness and weight loss programmes and to track progress. In addition, Sibanye-Stillwater will be able to run Group-wide challenges as well as monitor patients in the high-performance centres.

Sibanye-Stillwater has a range of programmes for employees around indebtedness and creating financial independence. At the SA operations, our employee indebtedness programme, CARE for iMali, designed to address some of these issues, has been well received. Indebtedness and creating financial independence are particularly pertinent at the SA gold operations, given the length of the strike that took place in Q4 2018 and the beginning of Q1 2019. Marikana will be integrated into our financial programme, effective 2020.

See the fact sheet: CARE for iMali at www.sibanyestillwater.com

In the US PGM operations, our wellness programme, managed by a specialist service provider, pays attention to employee wellness at home and in the workplace, including the Financial Finesse programme in which certified financial planners provide solutions to employees in one-on-one or classroom-based settings.

FUTURE FOCUS – HEALTH CARE

US PGM OPERATIONS

As part of the operations’ new employee health benefit plan, a team of employees, consultants and health care professionals will monitor and evaluate the performance of the two hospital systems in south-central Montana, and will recommend actions to leaders accordingly, based on the performance of the hospitals and the new plan, and thus empower decisions that will have a positive impact on the health of our employees and their families.

SA PGM OPERATIONS

Our SA operations are working to ensure that, by 2021, all employees have health insurance, that the scope of services is equitable, that health care is accessible, and that employees are protected financially. Long-term relationships with funders and communities will form the basis of business dealings aimed at measurable health care outcomes.

Over the next five years, we will endeavour to extend universal health care coverage to the families and dependants of employees. We believe that we can achieve this by leveraging cost efficiencies and effective health care within the existing system.

OCCUPATIONAL HYGIENE

HEAT-RELATED ILLNESS

Standards and procedures regarding thermal stress, including safe declaration and withdrawal temperature limits (in terms of sections 22 and 23 of the MHSA) are emphasised to all SA gold and PGM employees. Additional action undertaken included promoting awareness of heat-related disorders and retraining of all safety representatives, team leaders, artisans, miners, foremen and shift bosses about monitoring workplace temperatures. The on-mine visitors’ procedure, overtime standard and thermal stress threshold were enhanced.

Sibanye-Stillwater Integrated Annual Report 2019	213

HEALTH AND WELLBEING AND OCCUPATIONAL HYGIENE continued

The ensuing revitalised awareness, along with engineering controls, meant that the number of exposures to temperatures above the action level of 31 degrees Celsius wet bulb drastically reduced. Temperature is now included in the Rules of Life, which instruct employees to withdraw if the temperature is at or exceeds 31 degrees.

UNDERGROUND VENTILATION AND REFRIGERATION

Our underground ventilation and refrigeration systems are reviewed annually against planned production targets to enable safe and productive work. Environmental controls are designed to ensure that underground temperatures remain within design benchmarks. The annual review includes:

●	macro-ventilation distribution per shaft and ventilation districts to ensure availability of the required volume of air in each workplace at an acceptable intake temperature
●	refrigeration availability and distribution per shaft in order to optimise the effectiveness and positional efficiency of available cooling

RADIATION EXPOSURE

At our SA operations we comply with the radiation exposure conditions in our certificate of registration with the National Nuclear Regulator by maintaining employee exposure to ionising radiation at less than 20 millisieverts (mSv) per annum. The SA operations comply with the mandatory radiation exposure levels.

Radiation levels are monitored so that employees are not exposed to this health risk.

In the US, under management of a radiation safety officer, the processing facilities use nuclear gauges to measure density and monitor vessel levels. The source is then regulated by the Nuclear Regulatory Commission and a radiation safety programme.

NOISE-INDUCED HEARING LOSS

Enhanced systems have led to reporting of more cases of noise-induced hearing loss (NIHL) cases as we redouble our efforts to reduce hearing loss. The diagnosis of NIHL is made on assessment of the percentage hearing loss from baseline audiograms, with NIHL defined as a shift in excess of 10% that has developed over a prolonged period after repeated exposure to noise levels exceeding 85dB(A).

At our SA operations, employees’ exposure to noise is monitored in terms of the Mandatory Code of Practice on Noise, issued by the Department of Mineral Resources and Energy. The Minerals Council South Africa supports this process by sourcing leading practices through the Mining Industry Occupational Safety and Health (MOSH) initiatives.

Investigations are ongoing to mitigate personal noise exposure for employees, including engineered solutions (such as silencers on rock drills and visible warning signs in relevant areas) in tandem with personalised hearing protection devices for all employees. Moulded hearing protection has been introduced at the SA gold operations for the three most exposed groups of employees – rock drill operators, winch drives and loader and loco drivers – who are exposed to noise above 85dB(A). Discussions will be initiated with the unions, as part of the Minerals Council MOSH leading practice adoption process, ahead of the devices being implemented from early 2020. Rockdrill noise has been reduced to below 107 dB(A).

The decrease in the NIHL rate per 1,000 employees at our SA PGM operations in 2019 to 4.95 (2018: 7.14) demonstrates the relative effectiveness of the hearing conservation programme put in place at the Kroondal operation, which will be extended to the Rustenburg operation during the first quarter in 2020. In this programme, employees who experience temporary hearing loss through noise exposure are brought for surveillance. The overall absolute increase in the number of NIHL cases is due to enhanced systems and the incorporation of the Marikana operations as from June 2019.

Personal noise exposures are routinely monitored within the US operations in terms of a dedicated hearing conservation programme, which provides training on the effects of noise as well as personal protective equipment and annual audiograms to detect NIHL. Zero elevated exposures were recorded in 2019.

The Mine Health and Safety Council (MHSC) milestone for noise reduction, ensuring all process noise (including machinery) is below 107dB(A) by 2024, can be achieved at Sibanye-Stillwater by ensuring 100% availability and effectiveness of installed noise control equipment (such as inline fan silencers) and practices (such as demarcating noise zones for hearing protection). We are also involved in the developing the MOSH Buy Quiet policy, which commits us to procuring only equipment and machinery that complies with specific noise-emission requirements. This policy will be implemented when published by the Minerals Council.

DUST MANAGEMENT

In South Africa, where exposure to silica dust has historically been a significant factor causing occupational health issues, specifically at the SA gold operations, plans are in place to achieve the MHSC milestone for silica dust exposure to be below 0.05mg/m3 for 95% of all silica dust measurements by 2024. A step-down approach has been implemented since 2014 to achieve an annual improvement of 20% every year. This is achieved by ensuring 100% availability and effectiveness of respirable installed dust control equipment (such as tip filters) and practices (such as watering down).

At our SA operations, employees’ exposure to airborne pollutants (including silica dust) is monitored in line with the Mandatory Code of Practice for an Occupational Health Programme (Occupational Hygiene and Medical Surveillance) on Personal Exposure to Airborne Pollutants of the Department of Mineral Resources and Energy.

The Minerals Council supports this process by continuously monitoring leading practices through MOSH initiatives.

Silica dust exposure at the SA gold operations regressed during 2019, mainly a result of underground areas not being maintained and becoming excessively dry as a result of the prolonged five months industrial action ending in April 2019, after which build-up took until August 2019 for some

Sibanye-Stillwater Integrated Annual Report 2019	214

HEALTH AND WELLBEING AND OCCUPATIONAL HYGIENE continued

working places. Action has been taken to improve awareness through poster campaigns on silicosis and to develop and track leading indicators that will mitigate dust load in the ambient air.

One of the new leading practices industry experts have identified is the continuous real-time monitoring of airborne pollutants. Real-time dust monitors were introduced in 2018 to locate sources of dust and as an additional control measure and these have further reduced overall dust load and silica exposure levels. Critical controls for dust, noise and diesel particulate matter have been implemented.

To date, 43 of a planned 50 real time dust monitors have been installed and commissioned. Some real time dust monitors have been installed around shaft areas and have assisted in identifying activities that generate dust, and control measures have been implemented. The data from these real time dust monitors is collated automatically and daily reports are generated and distributed from Qlikview.

At our SA PGM operations, dust exposure is relatively low (and PGM ore silica content is negligibly low and virtually undetectable in contrast to that of our SA gold operations) but reducing nuisance dust on surface, particularly blown off tailings facilities and from haul roads, is an ongoing focus area. Actions have been implemented to mitigate dust-related issues, which include the development of a five-year dust risk reduction plan, stockpile and haul road dust mitigation and wind shear modelling on the tailings storage facilities.

At our US PGM operations, potential airborne hazards are monitored, and pulmonary function of employees and contractors is tested annually at all three properties. Monitoring results indicate the effectiveness of workplace engineering and administrative controls. Where controls are not effective in reducing exposure, specific action plans are implemented. In addition to routine monitoring by employees and the State of Montana, independent industrial hygiene consultants evaluate exposures at the Metallurgical Complex. All results were under exposure limits in 2019.

The analytical laboratory in our US PGM operations does not fall within the Occupational Safety and Health Administration’s regulation for lead exposure but has voluntarily implemented controls and monitoring to ensure employees are not exposed to lead.

Sibanye-Stillwater Integrated Annual Report 2019	215

HEALTH AND WELLBEING AND OCCUPATIONAL HYGIENE continued

SILICOSIS

we are one
Sibanye Stillwater

WHAT IS SILICOSIS

Silicosis is a **lung disease** caused by **inhaling silica dust** in the workplace and develops over many years of exposure.

Symptoms of Silicosis:

- Shortness of breath
- Persistent cough
- Fatigue
- Loss of appetite and weight loss
- Chest pain or
- Serious respiratory failure which could be fatal

Effective dust control equals reduced exposure and lung disease.

Silicosis can be avoided if we install and maintain effective controls.

EXPOSURE PREVENTION:

WATERING DOWN WILL REDUCE EXPOSURE

VENTILATION HELPS TO REMOVE AND REDUCE DUST

Conduct occupational health and dust surveys

Water down and report areas that are dusty

Wear personal protective equipment

EVERY YEAR

Regular chest radiography and pulmonary lung function tests

COMMITMENT ACCOUNTABILITY RESPECT ENABLING SAFETY

OCCUPATIONAL LUNG DISEASE

In November 2014, Sibanye-Stillwater, Anglo American Limited, AngloGold Ashanti Limited, Gold Fields Limited, Harmony Gold Limited and African Rainbow Minerals Limited formed an occupational lung disease (OLD) industry working group to address issues relating to compensation for OLD in the gold mining industry of South Africa.

As part of the working group, Sibanye-Stillwater has been involved in tracking and tracing employees to settle claims relating to silicosis. We have also collaborated with financial institutions and the Mineworkers Provident Fund in distributing unclaimed pension funds. For more information on the working group and its efforts, see www.oldcollab.co.za

Sibanye-Stillwater Integrated Annual Report 2019	216

HEALTH AND WELLBEING AND OCCUPATIONAL HYGIENE continued

In May 2016, a class-action suit, filed to obtain compensation for South African gold miners affected by silicosis or TB, was approved by the High Court in Johannesburg. Six of the largest mining companies decided to work together with lawyers for the miners and come to a settlement agreement out of court. Parties finally reached an agreement in May 2018. In an historic judgment, the court approved this agreement on 26 July 2019.

The Tshiamiso Trust has been tasked with locating, verifying, medically screening and paying out thousands of miners across southern Africa. The working group has developed an industry database to facilitate the administration of queries and claims submitted to the Tshiamiso Trust. The database has passed a rigorous audit and final updates have been completed.

The silicosis and TB class action settlement 90 day opt out period ended on 24 November 2019. The opt out submission underwent an independent audit and three class members chose to opt out. Since the agreement is now unconditional, the Tshiamiso Trust was registered on 28 November 2019 and the appointment of trustees is underway.

For more information, visit www.silicosissettlement.co.za

SA operations: new and resubmitted cases of occupational lung diseases

	2019	2018	2017
Silicosis	131	165	261
Gold	71	59	193
PGM*	60	106	68
Chronic obstructive airways disease	68	70	50
Gold	29	29	37
PGM*	39	41	13
Cardiorespiratory TB	491	480	570
Gold	221	325	422
PGM*	270	155	148
Noise-induced hearing loss	355	243	193
Gold	166	76	93
PGM*	189	167	100
*Includes seven months of Marikana operations since acquisition in June 2019

Cases and claims: Medical Bureau for Occupational Diseases and Compensation Commissioner for Occupational Diseases

	2019	2018	2017
Cases assessed by Medical Bureau for Occupational Diseases	12,670	9,854	14,732
Claims processed by Compensation Commissioner for Occupational Diseases	7,388	10,575	8,727
Total paid to beneficiaries (R million)	198	212	250

Sibanye-Stillwater Integrated Annual Report 2019	217

HEALTH AND WELLBEING AND OCCUPATIONAL HYGIENE continued

DIESEL PARTICULATE MATTER CONTROL

Among the airborne pollutants that may compromise the health of employees is diesel particulate matter (DPM), which can lead to chronic obstructive airways disease (characterised by chronically poor airflow, resulting in shortness of breath, coughing and sputum production) due to long-term exposure. Diesel exhaust emissions (including DPM) have been declared human carcinogens (cancer-causing agents).

Across the Group, mitigation measures include increasing dilution ventilation and equipment maintenance to reduce employees’ exposure. PPE is also provided to further reduce personal exposure.

Routine internal sampling is conducted at the US PGM operations, with a requirement for diesel particulate matter to be below 176 micrograms per cubic metre. When that is exceeded, we conduct internal communication about the reading, communicate with employees and put in place a series of corrective actions, which includes respirator requirements. Once they are complete, we resample and once we have a level below the required level, we can return to normal operation.

In addition to internal monitoring, mine operations periodically work with the Federal Department of Labor Mine Safety and Health Administration (MSHA) Technical Support to evaluate ventilation controls. In September 2019, we incurred three violations (104 (d) (2) Orders from MSHA) relating to levels of diesel particulate matter at Blitz. The process to have these orders terminated was carried out in steps, with various ventilation improvements being made and then testing being conducted for DPM levels after each improvement, with limited work activities taking place in the area. Production activities were reintroduced first and after two passed tests, we requested development activities be included which also passed twice. Early in March 2020, diamond drill activities were added to this area for testing which started on 11 March, resulting in full production recommencing by the end of March 2020 depending on MSHA testing and approvals.

At the SA operations, there is currently no legislated occupational exposure limit (OEL) but our internal control limit for exposure to DPM is to maintain employee exposure at 0.16mg/m3 (measured as total carbon). In 2019, a total of 1,081 DPM personal exposure samples were taken at the SA gold operations – 131 samples (12.12%) were above the Sibanye-Stillwater target. Of the 294 DPM personal exposure samples taken at the SA PGM operations in 2019, 169 samples (57.5%) exceeded the Sibanye-Stillwater internal target. Investigations into exposures above limit are conducted regularly to establish the root cause and to prevent recurrence. From 2020, all re-builds and new machines at our SA PGM operations will be fitted with DPM filters that will reduce DPM by approximately 30%.

FUTURE FOCUS – OCCUPATIONAL HYGIENE

US PGM OPERATIONS

The US PGM operations will continue to monitor industrial hygiene at all operations. Each mine has dedicated industrial hygienist professionals and the Metallurgical Complex will continue to utilise contractors on a quarterly basis. Ventilation upgrades continue at both sites with the Stillwater operation adding a second ventilation engineer. A continued emphasis will be placed on reduced emissions provided by tier 4 and 5 engines. Battery operated equipment also continues to be evaluated for feasibility.

SA OPERATIONS

The SA operations will continue to focus on reducing exposure to noise. At the SA gold operations moulded hearing protection will be introduced utilising the Minerals Council MOSH leading practice adoption process.

After the regression in the silica dust exposure levels in the gold operations post the prolonged strike last year, further work is required to reduce dust exposure levels.

An additional focus for 2020 will be the reduction of exposure to DPM, especially at the SA PGM operations.

Sibanye-Stillwater Integrated Annual Report 2019	218

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT

Better lives
Fair market access
Membership
EMPLOYEES
Upliftment
ORGANISED LABOUR
SUPPLIERS
Assured product
COMMUNITIES
CUSTOMERS
Socio-economic stability
Total returns
we are one
Sibanye Stillwater
CARES about our...
SHAREHOLDERS
COMPANY
Clean water/ air/ land
ENVIRONMENT
GOVERNMENT
Economic value
Costs
Quality
Safety, health and wellness
Volume
COMMITMENT
ACCOUNTABILITY
RESPECT
ENABLING
SAFETY

HOW WE DID IN 2019

SUCCESSES

A joint development agreement concluded to optimise the impact of Bokamoso Ba Rona agri-industrial initiative

1.6bn

social and labour plans and CSI* spend

74%

of procurement spend is local

CHALLENGES

Stakeholder perception index revealed historic perception of non-engagement

Sustaining

income-generating projects as businesses beyond our support

* Corporate social investment

APPROACH

Our vision to create superior value for all our stakeholders, extends to all those directly or indirectly impacted by our mining activities.

We engage regularly with our stakeholders to ensure that we can understand their expectations of value and endeavour to work with them to deliver accordingly for mutual benefit.

There is a regulatory requirement for all SA mining companies to contribute to local and labour-sending area community upliftment and development in order to secure a social licence to operate. Sibanye-Stillwater is committed to meeting and going beyond regulatory compliance in line with our purpose of ensuring that our mining improves lives. We share the value created by our mining operations through partnership and collaboration, engaging transparently with communities, while integrating sustainable development and responsible social closure into our decision-making processes.

Our community engagement and socio-economic development programmes go beyond our areas of operation. We contribute not only to our host communities but to our primary labour-sending areas. See community fact sheets at https://www.sibanyestillwater.com/sustainability/community/.

Our South African socio-economic development programmes and corporate social investment (CSI) initiatives are overseen by the management-led Social Licence to Operate Committee (a sub-committee of the Executive Committee), which also monitors the impact of Sibanye-Stillwater’s socio-economic activities at the SA operations. The Social, Ethics and Sustainability Committee of the Board oversees and monitors the social impacts of Sibanye-Stillwater’s business activities on communities in SA and in the US, motivated and guided by our role as an ethical, responsible corporate citizen.

For further information on the governance of our activities in relation to communities, refer to the report of the Social, Ethics and Sustainability Committee.

EVALUATING OUR SOCIO-ECONOMIC IMPACT

With our renewed focus on strengthening, reinforcing and building the Sibanye-Stillwater reputation and brand, it is imperative to develop a narrative that supports our vision globally, nationally, provincially and on a municipal level. Such a narrative must be supported by credible independent data-driven analysis, providing a factual basis for the assertion that the Group lives and honours its purpose, vision and values.

A socio-economic impact evaluation of Sibanye-Stillwater’s operations in the Montana economy has already been conducted and has been received positively by local stakeholders. Published in January 2019, the study, conducted by the Bureau of Business and Economic Research at the University of Montana, concludes that the mining operations in south-central Montana make the local economy significantly larger, more prosperous and more populous than it would have been without the presence of Sibanye-Stillwater. The contributions to Montana were measured in terms of production, employment, spending and tax revenues. The study used 2017 data but the methodology and the relative consistency of the data from year to year renders the assumed impact and multiplier effect accurate for years to come. For more information on the outcome of the study, please refer to the Mining supports Montana fact sheet at www.sibanyestillwater.com. Given the anticipated continued growth of the US operations, future economic contributions would generally exceed the results of this study year on year.

Sibanye-Stillwater Integrated Annual Report 2019	219

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT continued

Since South Africa constitutes a significant part of our footprint, we have complemented this US study with parallel South African studies to generate an overall Group evaluation of our socio-economic impacts. For this reason, the Boston Consulting Group was contracted to undertake a social and economic factors study for Sibanye-Stillwater.

The report provides the basis for the narrative around the company’s economic footprint. The narrative will be developed with the following stakeholder considerations:

●	Investors: their interest in long-term organisational sustainability increasingly extends beyond financial metrics
●	Government: their focus lies with job creation, economic transformation and growth, which underpin the challenges in securing a social licence to operate
●	Employees: have a central role in the articulation of the values-based brand within the communities in which they live
●	Local communities: need to understand the scale of the economic contribution the company makes to the country within its operational footprint

Sibanye-Stillwater Integrated Annual Report 2019	220

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT continued

PERFORMANCE

SA OPERATIONS

Our operating context

Our relationships with our communities in South Africa continue to be dynamic and challenging against a background of current socio-economic challenges, legacy issues and unfulfilled promises (including those originating prior to acquisition by the company) and misaligned expectations arising from lack of understanding of the role of the mine relative to government. This scenario results in increasing discontent and impatience with the pace of delivery of social programmes. The social context is played out against a backdrop of poor service delivery by local government, poverty and a high rate of unemployment, particularly among the youth.

OUR APPROACH TO SOCIAL AND COMMUNITY UPLIFTMENT

STAKEHOLDER ENGAGEMENT

- Community engagement forums inclusive of key stakeholders
- Direct engagement with relevant government stakeholders
- Direct engagement with relevant social partners

SOCIAL AND LABOUR PLANS

- Implementation of social and labour plans
- Reporting and compliance

STRATEGIC PROGRAMMES

- Partnership with government and other private-sector players to unlock alternative economic activities
- Corporate social investment and sponsorships

In line with our approach to creating and sharing value, in 2018 we developed a stakeholder perception index to measure and monitor stakeholder perceptions. Initial testing of the index was conducted among selected stakeholder groupings, including communities in the vicinity of our gold operations on the West Rand and in the Free State in the same year. The index revealed historic perceptions of a culture of non-engagement. Specifically, there was a perceived lack of transparency in procurement processes, environmental issues, care and maintenance, and socio-economic development programmes. The same engagement highlighted gaps in the municipality-led Integrated Development Plan (IDP) process, which is meant to determine and prioritise the needs of communities that ultimately inform our social and labour plans (SLPs). There is also an apparent misunderstanding of SLP funding and related responsibilities.

Communities expressed frustration, believing that the mines do not respond to their grievances, particularly in relation to CSI, procurement and employment. To this end, the company put in place a mechanism to ensure that a formal, proactive and responsive process is in place to deal with stakeholder grievances.

Sibanye-Stillwater Integrated Annual Report 2019	221

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT continued

The findings support the feedback the company regularly receives from its engagement partners and therefore engagement and communication have been strengthened to ensure that stakeholders are informed, and, where applicable, engaged and consulted on issues of mutual interest. With the integration of the Marikana operations, the company plans to conduct a Group-wide stakeholder perception study in South Africa aimed at creating a baseline and an opportunity to rebase stakeholder relationships.

Community challenges and our responses: 2018 to 2019

Challenge	Response
Perceived lack of engagement – There is a belief that mines do not respond to community grievances, particularly in relation to CSI, procurement and employment.

We are:

·

creating consistent and open channels of communication
In 2019, we developed an issues management process and a complaints/grievance mechanism aimed at ensuring community and stakeholder concerns are resolved speedily. A complaints procedure was put in place so that communities and other stakeholders can more easily contact Sibanye-Stillwater and report their concerns. A hotline was set up to facilitate contact with Sibanye-Stillwater.

As part of the community complaints procedure, every issue or complaint is captured in a register, resolved and feedback provided to stakeholders within a stipulated turnaround time. In this way, issues are resolved before they develop into disputes.

·

assisting communities to organise themselves so that engagement is constructive
The company has increased its efforts to set up multistakeholder community engagement forums (CEFs) to ensure regular and consistent engagement.

It is important for engagement to be broad based, representing the interests of all stakeholders. Sibanye-Stillwater has collaborated with local stakeholders in ensuring active and representative CEFs to encourage constructive dialogue and to keep abreast of the impacts of the business on communities. In the Rand West area, three CEF meetings were held to establish the forum’s structure, terms of reference and framework. In the Free State, seven CEF meetings were held in 2019. In Rustenburg, five meetings were held and in Marikana two meetings were held by the newly-established CEF. In the Merafong area, the CEF is in the process of being established, however seven meetings were held with different community forums in 2019.

Regular feedback is provided on progress against targets in SLPs.

In 2020, a capacity building programme will be rolled out to ensure that communities are adequately empowered to engage on issues affecting them.

·

supporting CSI and environmental programmes identified by local communities

The company has a set approach to CSI while environmental awareness programmes are facilitated by independent organisations in local communities. This has been done in the West Rand and will be rolled out in other regions.

·

focusing on local employment

At total of 98% of employees at the SA PGM operations and 81% at our SA gold operations were recruited from local communities. (99% and 89% respectively in 2018)

We have increased local procurement by increasing our expenditure from R10.6 billion in 2018 to R14.5 billion in 2019 at the SA operations.

We have improved governance of our internal processes to monitor and audit stakeholder engagement, including the development of a heat map to track the quality of relationships.

In 2019, community leaders and organised labour were taken to visit community projects that are part of the SLPs both around operations and in labour-sending areas.

Employment – All job applicants must undergo medical fitness tests, and criminal and credit record checks, before they are employed by Sibanye-Stillwater. This process has been misinterpreted by the communities as an attempt to limit local employment.

At the Rustenburg operations, in 2020 we will be inviting community leaders to visit our occupational health centre to take them through our engagement processes so that they can understand that there are good health reasons why some job applicants fail.

Sibanye-Stillwater Integrated Annual Report 2019	222

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT continued

Challenge	Response
Legacy issues from acquired assets – due to unresolved historic issues with the previous owners of our current assets

Sibanye-Stillwater is engaging with communities to seek resolutions to legacy issues where applicable. Engagements continue with relevant stakeholders to find mutually beneficial solutions to long standing issues while mapping a new path on the basis of the new relationships.

We are closing historical gaps in procurement and socio-economic development (see Procurement and enterprise development, SLP status below, and the summary of our 2019 SLP projects at www.sibanyestillwater.com).

Lack of local procurement opportunities – This is a major concern across communities in South Africa.

As part of our enterprise and supplier development strategy, the following were actioned in 2019:

Small, medium and micro enterprise (SMME) workshops to help capacitate local SMMEs and co-operatives, and to provide information on procurement opportunities at Sibanye-Stillwater in collaboration with the Local Economic Development Department of Rand West City Municipality, Gauteng Enterprise Propeller, Small Enterprise Finance Agency and Phakamani Impact Capital.

Local procurement engagement sessions to provide information to SMMEs who will also benefit directly from the services of the enterprise and supplier development (EDC) centres, which were established in all our operating areas in 2019.

Life after mining and avoiding the creation of ghost towns

Our social closure framework was conceptualised in 2018. This framework and its accompanying plans go beyond mining and call for social development planning that is sustainable and inclusive to prevent the creation of ghost towns at the end of the life of our mines.

In developing these plans, we collaborate and strategise with municipalities, district and local, to identify economic activities that will endure post-mining. The plans, aligned with regional IDPs, will be driven and owned by the municipalities.

See Social and labour plans for more details on our life after mining projects and see box on Bokamoso Ba Rona Agricultural-Industrial Initiative.

COMMUNITY COMPLAINTS PROCEDURE

1
Complaint received
2
Internal review
3
Registration of complaint on the database
within 2 working days of receipt
Acknowledgement of receipt
within 4 working days of receipt
4
Feedback given to complainant:
within 14 working days of receipt of complaint and every five working days thereafter
Is complainant satisfied with resolution?
YES
Complaint closed
NO
5
Either party refers the complainant to a third party for mediation
6
Mediator reviews/ investigates and gives resolution
Are both parties satisfied with the response?
YES
Complaint closed
NO
Either party refers the matter for litigation

The Mining Charter

Following the release of Mining Charter 3 in 2018 and related implementation guidelines, we held internal capacity building workshops for management and organised labour to align understanding of the regulatory requirements and their reporting. This was also intended to ensure

Sibanye-Stillwater Integrated Annual Report 2019	223

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT continued

that all mining right holders across our SA operations understand the terms and conditions and obligations pertaining to our mining rights. In 2020, we will be rolling out a capacity building programme on regulatory compliance for our Community Engagement Forums; which comprise community leaders and government representatives.

By September 2019, we had submitted our mandatory five-year transitional plans for Employment Equity and Procurement, Supplier and Enterprise Development to government, providing a baseline of where we are now in terms of our Mining Charter 3 targets, and showing how we will meet our targets by 2024. The first annual report on Mining Charter 3 is to be submitted to the Department of Mineral Resources and Energy (DMRE) by 31 March 2020. Every mining right also requires that a social baseline analysis be conducted to inform socio-economic and community development as required in the SLP.

The Mining Charter continues to set socio-economic development (SED) spend, which includes SLP local economic development (LED) projects, at 1% of net profit after tax, but this now comes with an added stipulation that only 8% may be on spent on project management. Although the SA operations recorded a loss for the year of R4.3 billion, we continued with SED expenditure of R152 million in 2019 and R1.58 billion SLP expenditure for the year.

Although our socio-economic development focus has moved beyond the scope of our SLPs, regulatory compliance is a critical element of our socio-economic impact. For a summary of our 2019 SLP LED projects and their impact, refer to www.sibanyestillwater.com

Social and labour plans (SLPs)

It is important to highlight that there have been challenges in the implementation of SLPs for a myriad of reasons, which include project sustainability, lack of co-ordination by different role players to ensure project impact and sometimes lack of interest in taking up training opportunities. The Group has, through its acquisitions, inherited SLPs with backlogs but has made steady progress in closing them throughout the years.

In order to enhance impact and ensure sustainability, our SLP teams have been trained on social return on investment (SROI) methodology so that they are able to ensure that all future SLP projects will be engineered in such a way that their SROI can be measured. This will allow reporting not just on the business performance and beneficiaries of our projects and expenditure, but also project impacts and outcomes.

We recognise that viewing our SLPs as the driver for community development is too narrow an approach: our driver is enduring social impact. Dovetailing with this approach, is our social closure framework and its accompanying socio-economic programme plans. To catalyse sustainable development, we will be focusing on supporting capacity building initiatives for local municipalities, NPOs and NGOs, as well as regional planning such as our township development in Marikana. We are also engaging with our neighbouring miners to make it possible for us to have a bigger impact in our communities.

An example of our life after mining projects is the Bokamoso Ba Rona agricultural-industrial initiative. We are engaging with the stakeholders in the West Rand on an industrial project that will see the creation of a manufacturing hub at the proposed industrial park. This industrial park, if realised, has the potential to create further jobs, ameliorating the impact of the scaling down of mining operations across the district.

BOKAMOSO BA RONA AGRICULTURAL-INDUSTRIAL INITIATIVE

The Bokamoso Ba Rona initiative is a multi-stakeholder approach to promoting sustainable economic activity through the development of a large-scale agriculture and bio-energy hub in areas of the greater West Rand District Municipality, close to Sibanye-Stillwater’s mining operations. Currently, the local economy depends predominantly on mining and there is a need to diversify economic activity. To this end, Sibanye-Stillwater has contributed 30,000ha of land towards the development of the hub.

Significant progress has been made in advancing the Bokamoso Ba Rona agri-industrial programme. The corporate vehicle has been established as a non-profit company through which the founding partners (Sibanye-Stillwater, Far West Rand Dolomitic Water Association, Gauteng Infrastructure Financing Agency and West Rand Development Agency) will exert governance and oversight as well as commit to their respective responsibilities to support programme implementation.

A joint development agreement has been concluded with the programme management consortium comprising Talmar Impact Investments, Aurecon and Cliffe Dekker Hofmeyr that will frame the scope of work that will be executed to develop the programme design for commercial sustainability and optimised delivery of socio-economic benefit to the inhabitants of the district.

While certain quick-win opportunities are available to kick start economic activity, it is intended to develop a strategic programme design based on solid feasibility studies and business analysis to create the investable opportunities that will attract substantial investment financing into a venture fund.

This is a unique collaboration with clearly defined and appropriate roles for public and private sector organisations to build a sustainable district economy.

For more information on this programme, visit www.sibanyestillwater.com

The local economic development projects in our SLPs are identified through the Integrated Development Plan (IDPs) of local government. Selected projects are in the areas of social infrastructure, health, economic development and capacity building.

Our social infrastructure projects included roads, walkways and bridges, high mast lights and water reticulation projects, recognising that our own employees are adversely affected by the absence of basic services in areas where they reside. Through these projects, we are creating sustainable social infrastructure that improves the quality of lives of our employees and local communities, unlocks economic opportunities and will remain functional long after mining.

In the area of health, we are contributing to the construction of clinics in the North West and have donated mobile units to government – two basic mobile clinics and two mobile maternity and obstetric clinics were donated to the Department of Health in 2019.

In our approach to local economic development projects, we are at pains to structure our income generating projects as business enterprises that are sustainable because of their developmental nature. It has become evident that to make them sustainable we need to focus on capacity building that will ensure that the beneficiaries continue to run these projects beyond government and our support. To that extent, we have focused

Sibanye-Stillwater Integrated Annual Report 2019	224

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT continued

on helping them secure offtake agreements, which are essential to their development and are brokered as a first step in the establishment of ventures. These are mainly in agriculture where we support piggeries, vegetable farming and wool production.

We are also contributing to socio-economic development programmes in the Eastern Cape, which is our primary labour-sending area. We have completed the construction and equipping of four of eight shearing sheds to enable subsistence sheep farmers to participate in the commercial wool protection value chain. The facility already has offtake agreements in place with the Wool Shearing Association.

In terms of education, we are involved in infrastructure support for schools and have partnered with Gold Fields Limited, South Deep Education Trust, WestCol and Westonaria Community Trust to construct the Westcol Technical and Vocational Education and Training College with partners to provide skills training relevant to alternative economies in the West Rand district.

Portable skills training (such as welding, plumbing, bricklaying, sewing and carpentry) by the Sibanye-Stillwater Academy is also offered in line with SLP targets.

Internal governance of SLPs is undertaken through forums designed to monitor and evaluate implementation and Mining Charter obligations. The Social Licence to Operate Committee provides guidance on the overall approach and evaluates progress against commitments. At operational level, meetings are convened quarterly with management and organised labour. In 2019, the SA gold operations held 10 (seven in Merafong and three in Beatrix) SLP forum meetings. SLP forum structures were set up at the Rustenburg and Kroondal PGM operations and five forum meetings were held in 2019. A SLP forum has not yet been established for the Marikana operations.

Sibanye-Stillwater has extended the Care for iMali financial wellness programme to communities (see fact sheet at www.sibanyestillwater.com).

In summary, it is our belief that understanding the social needs of the environments in which we operate, will give us sufficient credibility to enter into a successful social compact discussion with our local communities. It is, however, vital that we deliver on our promises to avoid reputational damage. Delays emanating from our procurement processes are being addressed, in part by the introduction of Coupa.

SLP status

●	Beatrix: The SLP for 2017-2021 has been approved and implementation is underway. A Section 93 notice of backlog at Beatrix was received and management is engaging with the authorities in this regard, while addressing the backlogs.
●	Burnstone: The SLP for 2017-2021 has been submitted to the DMRE and we await approval. A section 93 directive was issued for non-delivery of SLP commitments and the company responded accordingly.
●	Cooke 123: Under care and maintenance, implementation of LED projects backlog will be completed in Q1 2020.
●	Cooke 4: Under care and maintenance, implementation of LED projects backlog will be completed in Q1 2020.
●	Driefontein: Implementation of SLP for 2017-2021 is in progress. Backlog from previous SLP (2012-2016) in labour-sending area LED project is being addressed and will be delivered during 2020.
●	Kloof: Backlog of host LED projects has been completed. 2017-2021 SLP was approved during the last quarter of 2019 and implementation has commenced. Backlog from previous SLP (2012-2016) in labour-sending area LED project is being addressed and will be delivered during 2020.
●	Rustenburg operations: The SLP for 2016-2020 is being implemented.
●	Kroondal: In terms of the current SLP (2016-2020), the LED project backlog is being addressed and implemented by Anglo American Platinum as per the pooling and sharing agreement with Sibanye-Stillwater. All the other areas of the SLP are being implemented by Sibanye-Stillwater.
●	Marikana: SLPs at the various operations are in implementation state. The company is continuing with the implementation of the backlog SLPs and has communicated its commitments in line with the Competition Commission’s approvals. The Generation III is expected to be signed off in early 2020 due to delays in stakeholder consultations and implementation is expected to commence in 2020.

Sibanye-Stillwater Integrated Annual Report 2019	225

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT continued

SA operations: socio-economic development (SED) expenditure (R million)

	2019			2018			[2]2017
	Total	Gold	PGMs*	Total	Gold	PGMs	Total	Gold	PGMs
Local economic development projects [3]	62.2	7.7	54.5	18	2.6	15.4	24	13	11
Human resource development
Communities [3]	77.98	41.5	36.5	68.6	51.4	17.2	532	340	193
Employees [2,3]	–	–	–	489.5	305	184
Employee housing and nutrition [1,2,3]	–	–	–	772	594	178	586	425	161
Health	8.5	7.5	0.937	10	10	0	3	3	0
Education	2.89	1.3	1.5	13.7	13.7	0	3	3	0
Arts and culture support	0.10	0	0.10
Sport, conservation and environment	0	0	0	0.345	0.345	0	0	0	0
Donations, community development and charitable gifts	0.595	0.595	0	2.7	2.3	0.4	10	8	2
Total SED	152	59	93	1,374	979	395	1,158	791.5	366.5

[1] Expenditure is reported inclusive of value-added tax (VAT) as no VAT is claimed in terms of the relevant Act

[2] Previously reported human resource development figures included community and employees, which are excluded for the updated SED definition

[3] Line item also included in the social and labour plan (SLP) definition

* Includes Marikana operations for seven months from June 2019 to December 2019

SA operations: social and labour plan (SLP) spend 2019 (R million)

	Total	Gold	PGM*
Local economic development projects	62.2	7.7	54.4
Human resource development – communities	77.98	41.5	36.5
Human resource development – employees[1]	552.2	274.4	277.8
Housing and living conditions expenditure[1]	883.7	613.1	270.6
Management of downscaling and retrenchments (provision of alternative skills training) [1]	8.5	8.5	0
Total SA SLP spend	1 ,584	945.2	639.5
* Includes Marikana operations for seven months from June 2019 – December 2019 [1] Excluded from the updated definition from the SED expenditure on the previous table

SA operations: enterprise development (R million)

2019			2018			2017
Total	Gold	PGMs	Total	Gold	PGMs	Total	Gold	PGMs
34	17	17	11	7	4	1	0.5	0.5

The total enterprise development expenditure for 2019 for the SA operations was R5.2 million, with a balance of R23.8 million available in the fund at the end of 31 December 2019 (please refer to the procurement section).

Sibanye-Stillwater Integrated Annual Report 2019	226

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT continued

Community trusts

With the acquisition of the Rustenburg operations in 2016, Sibanye-Stillwater concluded a 26% broad-based BEE transaction through a subsidiary. In terms of this transaction, 26% of the Rustenburg entity is held jointly by the Rustenburg Mines Community Development Trusts (24.8%); the Rustenburg Mine Employees Trust (30.4%); Bakgatla-ba-Kgafela Investment Holdings (24.8%); and Siyanda Resources (20%).

A team has been established to review the governance arrangements in the Trusts and all outstanding issues will be highlighted and addressed in 2020.

We have set up a Sibanye-Stillwater Group Development Trust into which some of the trusts with similar objectives will be consolidated as a single trust that will implement the company’s CSI programmes. It is envisaged that this will be fully operational in 2020.

Corporate social investment

Management of CSI activities at our SA operations is being streamlined to ensure that it is focused and optimises benefits for beneficiaries. To ensure impact, our CSI interventions are funded over a fixed period, depending on the specific focus area.

In the West Wits region, Rand West and Merafong, we are supporting three homes for elderly and disabled people with an investment of R1.2 million in monthly food parcels over two and a half years, while providing the same people with skills to cultivate self-sustainable food gardens for their own consumption and to generate an income. In Sonop, in North West, we assisted with the refurbishment of an old age home.

Our focus in Rustenburg and Marikana is on supporting early childhood development (ECD) centres in partnership with other role players. This included infrastructure refurbishments, the provision of learning and support materials as well as capacity building of ECD practitioners.

We have also provided food security support for non-profit organisations and healthcare in Marikana and in the Eastern Cape.

In the Free State in 2019, we focused on a food security programme and provided food parcels at homes for the elderly, while engaging with stakeholders to determine future focus areas.

SA operations: corporate social investment in 2019 (Rm)1

	Total	Gold	PGMs
2019	12.1	9.5	2.54
2018	26.5	26.5	0.04
2017	15.8	13.8	1.98
[1] Corporate social investment is included in the socio-economic development table above

HUMAN RIGHTS

Sibanye-Stillwater conducts its business in line with national legislation, including the Constitution and the Labour Relations Act, as well as the International Labour Organization guidelines.

No human rights violations were reported during 2019. The SA gold operations’ five-month long industrial action resulted in 10 fatalities which included community members. For more information about the strike, please refer to Empowering our workforce. The Human Rights Commission investigated the strike and its impact and reported that the Group had not violated any human rights during the period.

Challenges related to illegal mining at our SA gold operations continue. The Group has invested a significant amount in bolstering internal security and other crime prevention measures. Group strategy is to continue to influence the sector and public policy, while clearing out illegal mining activities.

For the impact of illegal mining on communities, see the fact sheet: Combatting illegal mining at the SA operations.

PROCUREMENT AND ENTERPRISE DEVELOPMENT

Participation by local community businesses in Sibanye-Stillwater is one way of contributing to the economic development of communities around our mining operations. Issues relating to local procurement and enterprise development were a major cause of strained relationships between our business and local communities in 2019.

Procuring services from local suppliers can be a challenge. Some of the issues are a lack of relevant mining skills, pricing and contract deliveries. Despite the challenges, however, we achieved a local spend of 74% across all our operations in 2019 (2018: 77%).

In response to the challenges of local procurement, our enterprise and supplier development strategy has been developed to focus on:

●	strengthening engagement with local stakeholders in our supply chain, including business forums, SMMEs and local businesses
●	transparently sharing information about what we buy, opportunities available and our processes through workshops, open days and the implementation of Coupa (see below for details)
●	funding assistance
●	enterprise and supplier development programmes, including capacity-building SMME workshops
●	proactively identifying SMMEs and potential joint ventures
●	unlocking opportunities for local suppliers through ring-fencing commodities and unbundling (see below for details)

We have employed Phakamani Capital, an enterprise development service provider to assist us in coaching and developing the skills required to support local suppliers and drive sustainability. Through Phakamani, 399 individuals were trained in 2019.

Sibanye-Stillwater Integrated Annual Report 2019	227

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT continued

Phakamani also runs the Sibanye-Stillwater R11.5 million loan facility to disburse to suppliers to help them meet their commitments to us as a business. In 2019, 130 loans were approved to the value of R24.4 million for the benefit of 45 SMMEs, including 36 youth and 63 female entrepreneurs, and a total of 1,309 jobs were created and sustained as a result.

Phakamani has a presence in our enterprise development centres which we established across our operations in 2019 and which are based at Theunissen, Welkom, Westonaria, Carletonville (a shared centre with AngloGold Ashanti) and Rustenburg. The centres are a first port of call for our communities with us as a business. Business training takes place from the centres and computers and internet access are provided for registration as suppliers. Black Umbrella, the small business incubation centre, is currently located at Mooinooi for our Marikana operation.

We are in the process of implementing the Coupa system, a spend management, cloud-based application, which will fundamentally transform the way we on-board suppliers, source, contract, procure and invoice goods and services. Coupa went live across the various operations beginning November 2019, with a full roll out planned by January 2021.

As a result of Coupa, processes across Sibanye-Stillwater will be streamlined and standardised to fit industry best practices. The entire procure-to-pay process will be simplified, made visible and transparent across the sourcing, contracting and procurement value chain for employees as well as for our suppliers. Coupa will also support and provide flexibility for our smaller, local suppliers as it is not necessary to be a registered vendor on the new system.

Coupa awareness sessions and training took place for all employees in 2019. Awareness sessions were completed for suppliers in the form of an internal roadshow, while additional, hands-on support was made available.

With each supplier engagement we emphasise the importance of transformation in meeting Charter requirements and retaining our licence to operate. Transformation also enables us to work with our communities and live up to our vision of improving lives. During our engagements, we investigate ways in which our suppliers can help us meet our Charter obligations, including the unbundling of opportunities on contracts with large suppliers. An intensified programme to unlock opportunities for local suppliers is being rolled out with focus on some 10 ring-fenced commodities.

Mining Charter 3 stipulates that a minimum of 70% of total mining goods procurement spend must be on South African manufactured goods that are SABS-approved. Of that 70%, 5% is to be spent on goods produced by women- or youth-owned and controlled companies. Sibanye-Stillwater worked with our suppliers to obtain the necessary information, which was provided by our suppliers in a signed affidavit and the answers captured in a database. Our status in this regard will be able to be assessed by the end of the first quarter 2020.

SA operations: discretionary BEE procurement 1 (%)

	Mining goods target	Services target
	Target 70%	Target 80%
Gold
Beatrix	81	51
Cooke 1, 2 and 3	79	38
Cooke 4	81	64
Driefontein	84	67
Kloof	84	75
PGM
Kroondal	91	86
Rustenburg	84	78
Marikana	68	74
Total	81	73

1 The Mining Charter’s procurement targets apply to procurement that ‘excludes non-discretionary procurement expenditure’ – this excludes expenditure that cannot be influenced, such as procurement from the public sector and state enterprises. Procurement targets therefore apply to discretionary expenditure over which Sibanye-Stillwater has influence

Sibanye-Stillwater Integrated Annual Report 2019	228

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT continued

SA operations: total empowerment spend (2019)

Black-owned [1] (historically disadvantaged South African) businesses	R million	% of total spend
Male-owned	R5,397	31
Women-owned	R2,744	15
Total	R8,141	41
[1] Ownership greater than 51%

SA local discretionary and BEE procurement expenditure

	Total discretionary procurement (Rm)	Local BEE procurement spend (Rm)	% of BEE procurement
2019	R19,622	R14,529	74
2018	R13,755	R10,624	77

US OPERATIONS

Our operating context

The US PGM operations’ community challenges differ from those of South Africa. In the US, Sibanye-Stillwater’s operations are situated in two rural counties in Montana. Through the Company’s Good Neighbor Agreement, we have engaged closely with local environmental and community groups since 2000 to collaboratively address environmental and community issues and concerns.

In addition to its collaborative community relationships, the regulatory environment in Montana also limits negative impacts of the Company’s operations on local communities. The Montana legislature enacted Montana’s unique Hard Rock Mining Impact Act (HRMIA) in 1981. The purpose of the HRMIA is to ensure that large-scale mineral development will not burden the local taxpayer, as large-scale mineral development can bring with it an influx of demands on local government entities. There is also often a lag time between when the demands on local government units occur and the tax revenue stream from production of a mining property arrives. The HRMIA ensures that the needs of a host community are addressed as they occur.

In some cases, the development of a new hard rock mine may result in little or no increased cost for local government units. In other cases, the increase in service and facility needs and costs may be substantial. In either situation, the construction and operation of the mine will bring increased employment to the impact area and, eventually, increased tax base and tax revenue to the affected local government. The company’s compliance with the HRMIA has meant that infrastructure and public school system burdens were addressed.

In addition to contributions to state and local tax bases through the HRMIA and other state and federal taxes, the US region contributes to its communities through our Community Giving Team. Our Community Giving Policy prioritises initiatives that support rural emergency and health care services, education (especially science, technology, engineering and mathematics), local community improvement activities and environmental stewardship. A seven-member Community Giving Team was created in 2018 to implement our policy, an important aim of which is to support communities directly adjacent to our mines and processing facilities. The Team meets monthly to evaluate requests.

In 2019, the Community Giving Team supported organisations with a combined donation of US$398,567. The company hosted a golf tournament in August that raised over US$35,000 for the St. Vincent Health Care HELP Flight. The HELP (Helicopter Emergency Lifesaving Program) Flight air ambulance programme provides air transportation for seriously ill or injured patients. This air ambulance service is critical for the rural communities where our employees live and work.

In addition, the Community Giving Team continued to support the Yellowstone Bighorn Research Association, a local field research site which since 1936 has played a vital role in the education of over 7,000 university students, providing a launchpad for successful careers in government, academia, and the resource and environmental industries. The Team also supported a local working group dedicated to creating collaboration over public land access issues; the Special K Ranch, which is a local home for special needs adults in an agricultural setting; and the Elk River Writing Project, a Montana State University Billings-based organisation focused on teaching professional development opportunities with a focus on best literacy practices across all content areas, Indian Education for All, and place-based education.

The Community Giving Team continues to focus on the Sibanye-Stillwater’s commitment to environmental stewardship through contributions to entities like the Sand County Foundation, which encourages private landowners to engage in conservation activities that foster enduring environmental improvements. In 2019, the Team sponsored the Sand County Foundation’s inaugural presentation of the Leopold Award in Montana. The award was presented to a ranching family in central Montana who have restored prairies with deep-rooted, diverse vegetation to increase the soil’s ability to infiltrate and hold water and implemented high-intensity, rotational grazing practices to feed their beef cattle.

The Community Giving Team also partnered with Wheaton Precious Metals, with whom the US region has a commercial financing relationship, to provide funds to a local high school environmental club that is installing a solar array at its premises.

Sibanye-Stillwater Integrated Annual Report 2019	229

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT continued

US operations: social activities and related expenditure (US$)

	2019	2018	May-December 2017
Community projects (39%)	154,945	162,600	60,050
Education (30%)	118,380	94,130	37,760
Youth activities (14%)	58,142	50,900	53,125
Emergency services (10%)	39,700	44,700	28,750
Cultural activities (9%)	27,400	35,500	15,100
Total	398,567	387,830	194,785

US local procurement expenditure

	Total procurement (US$m)	Local procurement spend (US$m)	% of local procurement
2019	334.8	103.3	31
2018	290.5	92.1	32

GOOD NEIGHBOR AGREEMENT

In 2000, the then Stillwater Mining Company signed the Good Neighbor Agreement, together with three local stakeholder organisations: the Northern Plains Resource Council, the Stillwater Protective Association and the Cottonwood Resource Council.

Unique within the mining industry, the Good Neighbor Agreement provides an innovative framework for the protection of the natural environment while encouraging responsible economic development. It legally binds us to certain commitments and holds us to a higher standard than that required by federal and state regulatory processes.

Our commitments include transparent and productive interaction with all affected stakeholders, using the Good Neighbor Agreement as a vehicle for dispute resolution and positive stakeholder engagement.

For further information, see the fact sheet, Working together: the Good Neighbor Agreement.

FUTURE FOCUS

SA OPERATIONS

We will focus on regional collaboration with key partners to ensure that the programmes we support will be sustainable during and after life of mine. The programmes will focus on economic diversification to catalyse job creation and developing skills to support these alternative economic activities in areas around our operations.

US OPERATIONS

In 2020, our US operations will continue to focus on meaningful contributions that will enhance the well-being of local communities, assist local first-responders, provide education opportunities to local students and promote environmental stewardship. Our Community Giving Team will also expand its role as company ambassador by adding an employee Volunteer of the Year Award and a community service project.

Sibanye-Stillwater Integrated Annual Report 2019	230

MINIMISING THE ENVIRONMENTAL IMPACT

Better lives
Membership
Fair market access
Upliftment
ORGANISED LABOUR
EMPLOYEES
SUPPLIERS
Assured product
COMMUNITIES
CUSTOMERS
Total returns
Socio-economic stability
SHAREHOLDERS
we are one
Sibanye Stillwater
CARES
about our...
COMPANY
Clean water/ air/ land
ENVIRONMENT
GOVERNMENT
Economic value
Costs
Quality
Safety, health and wellness
Volume
COMMITMENT
ACCOUNTABILITY
RESPECT
ENABLING
SAFETY

HOW WE DID IN 2019

SUCCESSES

8%

less water used for the Group

22%

less water purchased at our SA gold operations

Tailings monitoring equipment has been installed at the US PGM operations

CHALLENGES

FIVE

level 3 incidents. Although this has not increased year-on-year, we continue to work to prevent incidents

14%

increase in CO_2e intensity due to inclusion of the newly-acquired Marikana operations

APPROACH

Our environmental management team focuses on the execution of environmental initiatives aligned with Sibanye-Stillwater's strategic objectives, vision and purpose. Internationally recognised principles, including ISO 14001:2015, the ICMM, the World Gold Council's RGMP and the United Nations Sustainable Development Goals guide the team.

These principles are embedded in our systems, business risk and management plans. Compliance with local and international regulations, codes and duty of care supported by the principles, underscore our approach to environmental management.

Our SA gold operations manage extensive tracts of land

Sibanye-Stillwater Integrated Annual Report 2019	231

MINIMISING THE ENVIRONMENTAL IMPACT continued

We have integrated and aligned environmental functions across our SA operations in terms of our environmental social and governance (ESG) strategy (illustrated below). In-depth alignment of the US PGM operations was concluded in 2019, while alignment of the Marikana operation from June 2019 onwards has progressed well to date. The ESG strategy informs the environmental operating model, strategic goals and objectives, and the associated performance measures for 2020 and beyond.

In line with the strategic goal to strengthen Sibanye-Stillwater’s position as a leading international precious metals mining company, we have begun working towards renewing and enhancing our ISO 14001 compliance across the Group. The Marikana operation’s mining, processing operations and shared business services are already certified according to ISO 14001:2015 environmental management standard and have retained certification during surveillance and recertification audits conducted during 2019. Certification for the SA PGM operations is expected by December 2020, and by December 2021 for the SA gold operations. An ISO 14001 gap analysis for both the SA gold and PGM businesses was conducted in 2019, and action plans developed and progressed. The US PGM operations also conducted an ISO 14001 gap analysis, and are implementing a plan that will create an ISO 14001:2015 compliant environmental management system in 2021.

In addition to monitoring performance and ensuring compliance with the relevant legislation in each jurisdiction, and inspections by relevant government departments and agencies, environmental performance reports are submitted to executive management, with ultimate oversight by the Social, Ethics and Sustainability Committee and the Board. Refer to the Social, Ethics and Sustainability Committee’s report and regulatory compliance in Corporate governance.

The SA gold operations are currently not a signatory of the International Cyanide Management Code (ICMI) for the Manufacture, Transport, and Use of Cyanide in the Production of Gold third party audits. Cyanide is monitored in all ground and surface water monitoring programmes. Gap audits were conducted on all sites by an independent accredited ICMI auditor to ascertain the baseline compliance to the ICMI code requirements. These audits were completed to support the intent of Sibanye-Stillwater becoming signatories to the ICMI Code. The audits entail both physical site inspections as well as a comprehensive review of the systems that the ICMI requires to be in place.

From the gap audit, areas of full compliance were identified. These require no additional information or systems to obtain accreditation. Only 4% of the compliance gaps were classed as significant with most of these issues identified as common throughout all plants. These included the transport and supply contract that required finalisation with the supplier and the probabilistic water balance per operation that will be completed by mid-June 2020. There are however items that will require capital expenditure to secure compliance such as the secondary containment requirements at both Cooke and Ezulwini plants. The plan is to close the significant gaps at all plants within the next 12 months. The gold plants will therefore be ready for certification audits within the next 12-15 months. These operations were signatories before Sibanye Gold was spun out of Gold Fields in 2013. The Cooke operation has never been accredited and it is anticipated that the process will take about two years.

Sibanye-Stillwater Integrated Annual Report 2019	232

MINIMISING THE ENVIRONMENTAL IMPACT continued

PILLARS OF THE ENVIRONMENTAL COMPONENT OF THE ESG STRATEGY

Environmental vision

Promoting natural resources and improving life – sustainable use through increased environmental consciousness and continual improvement, minimising environmental impacts and a measured transition to a low carbon future.

Respect legally designated protected areas and not mine or explore in World Heritage Sites

Obtain and maintain environmental authorisations for relevant activities

Understand and implement local environmental legal requirements

Align and adhere to appropriate local and internationally recognised standards, guidelines and principles

Align management of tailings storage facilities to global tailings standards

ISO 14001 environmental management standard certification

Manage and mitigate environmental risks

Foster collaborative, symbiotic relationships with community and environmental groups

Continuous improvement of our internal governance practices Effective use of technology and innovation in run-of-mine work and in new projects Drive leading value creating cost effective solutions

Drive responsible socio-economic closure solutions for a post mining economy

Reduce emissions and strengthen resilience to climate change

Reduce the degradation of natural habitats, halt the loss of biodiversity and protect species on land and water

Sustainable use and proactive management of environmental resources including energy

Reduced water risks, including cost, and enhance water security and its quality

Deliver sound environmental management of chemicals and all wastes – minimise waste to landfill

Influence policymaking and educate policy makers on the value of responsible economic development

Manage expectations through engagement with key internal and external stakeholders

Awareness, stewardship and communication on environmental issues

Protect and enhance our environmental reputation

Research and development and sharing knowledge

Maintain environmental licence to operate

·

Respect legally designated protected areas and not mine or explore in World Heritage Sites

·

Obtain and maintain environmental authorisations for relevant activities

·

Understand and implement local environmental legal requirements

·

Align and adhere to appropriate local and internationally recognised standards, guidelines and principles

·

Align management of tailings storage facilities to global tailings standards

·

ISO 14001 environmental management standard certification

·

Manage and mitigate environmental risks

·

Foster collaborative, symbiotic relationships with community and environmental groups

Effect continuous improvement

·

Continuous improvement of our internal governance practices

·

Effective use of technology and innovation in run-of-mine work and in new projects

·

Drive leading value creating cost effective solutions

Responsible use of environmental resources

·

Drive responsible socio-economic closure solutions for a post mining economy

·

Reduce emissions and strengthen resilience to climate change

·

Reduce the degradation of natural habitats, halt the loss of biodiversity and protect species on land and water

·

Sustainable use and proactive management of environmental resources including energy

·

Reduced water risks, including cost, and enhance water security and its quality

·

Deliver sound environmental management of chemicals and all wastes – minimise waste to landfill

Drive environmental consciousness through awareness, stewardship and communication on environmental issues

·

Influence policymaking and educate policy makers on the value of responsible economic development

·

Manage expectations through engagement with key internal and external stakeholders

·

Awareness, stewardship and communication on environmental issues

·

Protect and enhance our environmental reputation

·

Research and development and sharing knowledge

US AND SA OPERATIONS: SYSTEMS SUPPORTING ENVIRONMENTAL MANAGEMENT

We use the following technologies for proactive environmental management enabling proactive and informed decision making:

●	Pivot-Occurrence: system to capture and manage environmental incidents and complaints
●	An electronic legal aspect register: will be developed and integrated into systems at all SA gold and PGM operations
●	Syncromine: audit system for the management of environmental non-conformances – the environmental module has been customised to schedule audits at planned workplaces based on standard environmental checklists
●	ARC GIS: platform where environmental water and air quality data is stored in the system and provides tools to determine compliance. A process is underway to record waste data across SA gold and SA PGM operations
●	Qlikview: a data analysis tool for non-conformances, water quality, water volumes and air quality compliance to enable trend analysis and decision-making

During 2020 the above systems will also be implemented at Marikana.

●	Zednet: automated system to monitor water flow, consumption, quality and critical reservoir levels allowing all SA operations to identify anomalies and critical trigger parameters, thereby minimising water losses and risks associated with regulatory licences. Also provides tools for proactive management and trend analysis
●	Continuous emissions monitoring system: online hourly monitoring of SO2 emissions at the Smelter and particulate matter (PM) emissions at the precious metals refinery (PMR). The PMR has a NOx analyser and measures NOx

Sibanye-Stillwater Integrated Annual Report 2019	233

MINIMISING THE ENVIRONMENTAL IMPACT continued

●	Ambient air quality monitoring stations: located in and around the Marikana operations to monitor PM and SO2 emissions
●	BMS: The business management system is used as a front end to the Safety, Health, Environmental, and Quality Management systems for the Marikana operations, making it easier for users to navigate to the relevant documented information
●	SAP EHS: used for safety, health and environmental incident reporting at the Marikana operations
●	CURA: operational risk registers and associated action plans are managed on this system for the Marikana operations
●	SANS Standards Software: providing access to all SANS standards at the Marikana operations
●	Ecesis: Used for environmental compliance task management at the US operations

GROUP PERFORMANCE

TARGETS AND ACHIEVEMENTS IN 2019: SA OPERATIONS

Targets:

Group targets:

●	Reduce carbon emissions by 27.3% for the Group by 2025 (premised on the 2010 Sibanye-Stillwater baseline).

Achievements/performance against Group 2019 Target

●	Carbon emissions reduced by 26.4%, from the 2010 base-year to end 2019 (i.e. we have already achieved 97% of the 2025 target stated above).

SA operations targets

●	Reduction of purchased potable water of 15% and 5% for the SA gold operations and PGM operations respectively (2018 base year) to support the water independence strategy
●	Zero (0) Level 4 incidents
●	10% reduction in level 3 incidents year on year with no repeats

Achievements/performance against SA operations 2019 targets

●	A 22% reduction of purchased water achieved at the SA gold operations; a 11% reduction at PGM operations (excluding Marikana)
●	Zero (0) Level 4 incidents
●	20% reduction in Level 3 incidents year-on-year (excluding Marikana operations)

In addition, the following was achieved at the SA operations:

●	Gap analyses completed for all SA PGM and SA gold operations, in lieu of the 2020 and 2021 target dates, respectively
●	Scope 1 and 2 carbon emissions decrease of 0.6% from 2018 (excluding Marikana operations)
●	An energy intensity of 0.53GJ (2018: 0.52) per tonne of ore processed
●	81% compliance in respect of all Water Use Licence (WUL) audits year-on-year for the SA gold operations, with a 2% improvement on the combined year on year compliance
●	76% compliance in respect of all WUL audits year-on-year for the Rustenburg and Kroondal operations (excluding Marikana operations), with a 5% improvement on the combined year-on-year compliance
●	75% compliance in respect of all Environmental Management Plans (EMPs) external biennial audits year-on-year for the SA gold operations, with a 2% improvement on the combined year-on-year compliance
●	72% compliance in respect of all EMPs external biennial audits year-on-year for the Rustenburg and Kroondal operations (excluding Marikana operations), with a 4% improvement on the combined year-on-year compliance
●	At the SA gold operations, an 80% compliance for all mine water discharges, and 91% compliance for all treated sewage discharges

Note: The energy intensity factor takes into consideration purchased electricity and direct fuels used, which includes petrol, diesel, aviation fuel, liquid petroleum gas, acetylene, coal and paraffin.

ACHIEVED IN 2019: US PGM operations

The following was achieved:

·	Completed ISO 14001:2015 gap analysis and began work on an ISO 14001:2015 compliant environmental management system
·	Secured multiple permits at all sites to support the ongoing Blitz and Fill the Mill projects
·	Employed automated tailings operation, maintenance, and surveillance technology at all tailings facilities
·	Streamlined environmental Key Performance Indicator (KPI) reporting process
·	Conducted Initiative for Responsible Mining Assurance (IRMA) self-assessment at East Boulder mine

Sibanye-Stillwater Integrated Annual Report 2019	234

MINIMISING THE ENVIRONMENTAL IMPACT continued

CDP score

The CDP, formerly the Carbon Disclosure Project, which runs the global disclosure system that enables participants to measure and manage their environmental impacts, awarded Sibanye-Stillwater an ‘A’ rating for our climate change action and disclosure in our 2019 CDP submission. This places the company in the prestigious global A-List of companies pioneering response to the climate change challenge. As the 2019 CDP is based on the previous year’s activity (i.e. 2018), the Marikana operations made a separate CDP submission in 2019. The Marikana operations obtained a B score for its climate change submission. Going forward, the Marikana operations will be included in the Sibanye-Stillwater CDP submissions.

US PGM OPERATIONS

Cost savings and efficiency initiatives include:

●	maximising tailings backfill volumes to extend the operating life of our surface tailings storage facilities
●	minimising underground water inflows to reduce the volume of water treated and managed
●	concurrent reclamation to reduce long-term closure liability
●	four-year closure process of the original tailings’ storage facility at the Stillwater mine to reduce long-term closure liability
●	ongoing water-treatment optimisation to improve treatment efficiency
●	ongoing LED lighting changes to improve lighting efficiency and reduce costs
●	new product reviews to reduce hazardous waste generation and related costs
●	formal environmental KPI data collection process to optimise data collection processes

CLIMATE CHANGE AND CARBON MANAGEMENT

In this year’s integrated report, we have elected to head up our review of the various sectors of environmental performance with our report on climate change and carbon management, viewing this as the overarching environmental issue that, in one way or another, impacts all others in this section.

The scientific consensus on climate change is that the world’s climate is changing and that these changes are in large part caused by human activities, mainly by emitting CO2 from fossil fuel combustion. Sibanye-Stillwater considers climate change to be the most pressing global environmental challenge of our time, a challenge which is inextricably linked to all other environmental challenges we face, be it water scarcity, land degradation including erosion, pollution or biodiversity loss – or countless socio-economic issues resulting from these challenges.

Thus, Sibanye-Stillwater recognises how vital it is to proactively manage our carbon footprint. We are committed to contributing to a global solution by deploying responsible strategies and actions in the areas within which we operate.

As the largest primary producer of PGMs, which are used in the production of catalytic converters in automobiles to remove noxious gases from exhaust fumes, Sibanye-Stillwater is committed to expanding its role in providing a cleaner and sustainable environment and improving lives.

We have been voluntarily monitoring and reporting on our carbon emissions in our integrated reports, and in those compiled for the CDP, using the World Resources Institute’s Greenhouse Gas Protocol to determine our carbon inventory.

In 2017, the South African Department of Environment, Forestry and Fisheries (DEFF) promulgated regulations for mandatory annual reporting of carbon emissions, primarily to inform the national inventory. Sibanye-Stillwater’s first annual report in this regard was submitted to DEFF in March 2018. The mandatory emissions reports to DEFF will also inform the carbon tax payable in terms of the Carbon Tax Act that came into effect from 01 June 2019.

The South African government has planned for the country’s greenhouse gas emissions to peak between 2020 and 2025, to plateau for 10 years from 2025 to 2035, and to then decline from 2036 onwards. For our part, we strive to reduce our carbon emissions year-on-year.

During 2018, our 2010 base-year emissions were reviewed and recalculated in accordance with the Greenhouse Gas Protocol to incorporate our US operations acquired in 2017 and the DRDGOLD transaction concluded in July 2018. The base-year Scope 1 and 2 emissions amounted to 7,808,692 tonnes carbon dioxide equivalent (CO2e). The base year carbon emissions are being reviewed to incorporate the Marikana operations and are expected to be completed during 2020.

Our carbon emissions were determined by following the World Resources Institute’s Greenhouse Gas Protocol. The GHG Protocol seeks to develop internationally accepted GHG accounting and reporting standards. Emissions from companies using the protocol are easier to compare. Calculations were carried out through the application of appropriate emission factors from sources such as the South African Technical Guidelines TG2016-1, US Environmental Protection Agency publications, Intergovernmental Panel on Climate Change (IPCC) guidelines and the UK Department for Environment, Food and Rural Affairs publications. The Global Warming Potential (GWP) rates were selected from the IPCC third assessment report and based on a 100-year timeframe. GWP is a metric that compares the radiative forcing of a tonne of a greenhouse gas over a given period (e.g. 100 years for the purpose of annual greenhouse gas inventory) to a tonne of carbon dioxide. By using GWPs, greenhouse gas emissions can be standardised to a carbon dioxide equivalent (CO2e). The GWP from the third assessment report was chosen as it is also used by countries when reporting their national inventories to the United Nations Framework Convention on Climate Change (UNFCCC). The quantification of carbon emissions for Sibanye-Stillwater included all applicable greenhouse gases, namely carbon dioxide, methane and nitrous oxide. The operational control consolidation approach was followed and is consistent with the Group’s financial reporting. Sibanye-Stillwater quantified its Scope 2 emissions through both the location-based method and the market-based method, as required by the GHG protocol. For companies with operations in markets providing a choice of electricity supply, companies should report Scope 2 emissions according to a location-based method and a market-based method. Each method’s results reflect different risks and opportunities associated with emissions from electricity use and can inform different decisions and levers to reduce emissions. Our Beatrix operation in the Free State in South Africa and the Stillwater mine and Columbus metallurgical complex in Montana, US, have choice of supply. A location-based method reflects the

Sibanye-Stillwater Integrated Annual Report 2019	235

MINIMISING THE ENVIRONMENTAL IMPACT continued

average emissions intensity of grids on which energy consumption occurs (using mostly grid-average emission factor data). A market-based method reflects emissions from electricity that companies have chosen. The GHG protocol provides for companies to choose which method’s results to use for goal setting and other benchmarks. Sibanye-Stillwater has chosen the market-based method for goal-setting and other benchmarks as it provides a better indication of progress against targets. The market-based method emissions are tracked throughout this report except where otherwise stated.

The IPCC fifth assessment report requires, by 2050, carbon emissions to decrease by 49% to 72%, relative to 2010 levels, and thereby to limit the increase in global average temperatures to below 2°C. This was the basis for setting our base year at 2010.

Our Group science-based emissions reduction target was set before the acquisition of the Marikana operations. Our Group Scope 1 and 2 carbon emissions, excluding the Marikana operations increased by 1.4% from 2018 to 2019. The Scope 1 and 2 emissions decreased by 26.4% from the 2010 base year and 97% of the 2025 target has been achieved.

Scope	2019 emissions (excluding Marikana operations)	2025 target
Scope 1	574,080	N/A
Scope 2 location-based	5,163,767	N/A
Scope 2 market-based	5,169,612	N/A
Scope 1 and 2 location-based	5,737,848	N/A
Scope 1 and 2 market-based	5,743,693	5,676,919

Our Group Scope 1 and 2 carbon emissions, including the Marikana operations increased by 30.8 % from 2018 to 2019.

See the fact sheet: Generating clean energy: the Beatrix methane capture and destruction project

SIBANYE-STILLWATER AND THE SCIENCE BASED TARGETS INITIATIVE

The Science Based Targets Initiative (SBTi) is a collaboration between CDP, the United Nations Global Compact, the World Resource Institute and the World Wide Fund for Nature. The initiative mobilises companies to set meaningful, science-based targets and boost their competitive advantage in the transition to the low-carbon economy. SBTi’s overall aim is that, by 2020, science-based target setting will become standard business practice and corporations will play a major role in driving down global greenhouse gas emissions.

In June 2018, Sibanye-Stillwater sent their Group target* – to reduce absolute Scope 1 and 2 GHG emissions by 27% by 2025 from a 2010 base year – to the SBTi for review against their assessment criteria. In March 2019, the SBTi approved the Group target, demonstrating that Sibanye-Stillwater’s emissions reduction targets conform to the required science-based calculation methodology and is aligned to contribute to the global climate change challenge.

Targets adopted by companies to reduce GHG emissions are considered ‘science-based’ if they are in line with the level of decarbonisation required to keep global temperature increases below 2°C compared to pre-industrial temperatures, as described in the Fifth Assessment Report of the Intergovernmental Panel on Climate Change (IPCC).

* The Group target excluded the Marikana operations as their emissions were not included in the base year emissions. The base year is being reviewed to include the Marikana operations and is expected to be completed in 2020. Thereafter, the Group emissions reduction target will be reviewed. Using a common methodology, we will then integrate the Group’s carbon inventory, which takes into consideration the new greenhouse gas reporting regulations and the SARS rules in terms of the Customs and Excise Act.

SA operations

South Africa’s carbon tax legislation came into effect on 1 June 2019. While certain aspects of the carbon tax remain uncertain, the direct financial implications of the carbon tax for Sibanye-Stillwater, in today’s terms, at the 2019 carbon footprint and at the basic rate of R120 per tonne of CO2e, would be approximately R3.3 million per annum for the period 1 June 2019 to 31 December 2019 (or R6 million annualised) on the basis that electricity (i.e. Scope 2 emissions) is excluded. In other words, Sibanye-Stillwater’s final liability will be affected by the finalisation of the greenhouse gas reporting regulations and the extent to which it is able to make use of the full suite of allowances that are built into the carbon tax design. The first payment of the carbon tax is due by 30 July 2020. The carbon tax rate increases by CPI plus 2% annually until the end of 2022, and thereafter the tax liabilities will be adjusted and are expected to increase exponentially in the second phase (2023 onwards) through the inclusion of electricity in the tax net and the reduction and potential complete scrapping of the tax-free thresholds.

Early in 2019, Sibanye-Stillwater conducted a climate change scenario analysis, prompted by the Task Force on Climate-related Financial Disclosures (TCFD)’s recommendations. The TCFD is an industry-led task force established by the Financial Stability Board to develop consistent, voluntary climate-related financial risk disclosures for stakeholders. The analysis identified water as well as both the supply and the cost of electricity as a risk. See further details on Water Conservation and Water Demand Management (WCWDM) plan and the energy efficiency section.

Flowing from the scenario analysis, a low carbon transition plan was developed, and which includes, amongst others, several initiatives aimed at reducing electricity consumption by approximately 2% per annum.

The SA operations’ year-on-year annual average, Scope 1 and Scope 2 CO2e emissions, excluding the Marikana operations, declined by 3.5% (2018: 3.9%) at the end of 2019 to 5,492,687 tCO2e from the 2010 base year emissions of 6,539 971 tCO2e, exceeding our year-on-year target of 2.1%. The Beatrix methane project in the Free State province continued to reduce Scope 1 and 2 emissions. The project entails the removal of methane from the Beatrix South underground sealed-off section to surface. This methane was routed to electricity generators and a backup flare. Approximately 3,747 MWh of electricity was generated. The backup flare combusted any methane that was not consumed by the electricity

Sibanye-Stillwater Integrated Annual Report 2019	236

MINIMISING THE ENVIRONMENTAL IMPACT continued

generators. Through flaring, the methane is transformed into carbon dioxide and thereby reduces the greenhouse gas effect. The Beatrix methane project also generated carbon credits during the first crediting period from 2011 to June 2018. During 2019, the second batch of 53,956 carbon credits was verified and issued by the UNFCCC. The verification of the third and final batch of carbon credits from this project is underway.

The appointment of energy service companies to assist with energy optimisation initiatives (optimisation of compressed air and water refrigeration circuits) has been instrumental in the continuous reduction of our carbon footprint and therefore the potential carbon tax payable. Scope 2 emissions (purchased electricity), excluding the Marikana operations, decreased by 0.6% from 5,002,404 tCO2e to 4,972,750 tCO2e, primarily due to the implementation of energy efficiency initiatives. Reducing electricity consumption would, by extension, reduce our carbon emissions, and feed into our science-based target.

To maintain alignment with the long-term national emissions reduction trajectory, switching to low-carbon fuel sources where feasible is desirable. The first 50MW unit of the planned solar photovoltaic plant, proposed to be constructed in the West Rand near the gold operations, is expected to reduce carbon emissions by 129,858 tCO2e per annum.

The SA operations Scope 1 and 2 emissions, inclusive of the Marikana operations increased by 29.6% year on year from 5,525,134 tCO2e to 7,162,778tCO2e. Our base year emissions will be restated in 2020 to incorporate the Marikana operations and following this our emissions reduction target will be reviewed and reset.

US PGM operations

Annual average Scope 1 and Scope 2 carbon emission levels increased by 74% (2018: decreased 5.0%) in 2019 to 245 tCO2e. Scope 1 emissions (direct fuel use) increased by 17% due to higher consumption of diesel for transportation and explosives usage related to the Blitz expansion project. Scope 2 emissions (purchased electricity) increased by 101% due a change in the supply of electricity being a combination between renewable and non-renewable.

Total CO2e emissions: Scope 1, 2 and 3 (000t CO2e)

	2019				2018				2017
	Group	US operations	SA operations		Group	US operations	SA operations		Group	1 US operations	SA operations
	Total	PGMs	PGMs [2]	Gold	Total	PGMs	PGMs	Gold	Total	PGMs	PGMs	Gold
Scope 1 (excluding fugitive mine methane)	323	54	164	104	203	46	44	113	196	32	43	121
Scope 1 (fugitive mine methane)	366	na	0	366	366	na	na	366	565	na	na	565
Scope 2 location-based	6,719	191	2,984	3,544	5,097	95	1,398	3,604	5,837	183	1,573	4,081
Scope 2 market-based [2]	6,725	197	2,984	3,544	5,097	95	1,398	3,604	5,837	183	1,573	4,081
Scope 3 [3]	1,597	211	953	433	2,157	569	995	593	2,539	544	980	1,016
CO2e intensity (per tonne milled) for scope 1 and 2	0.16	0.18	0.10	0.27	0.14	0.11	0.07	0.24	0.13	0.01	0.06	0.25

1 January to December 2017 in accordance with World Resources Institute (WRI) Greenhouse Gas Protocol

2 Scope 1 and 2 emissions include fugitive mine methane. The fugitive mine methane emissions for 2019 amounted to 366 037t CO2e. We have chosen to report our Scope 1 and Scope 2 emissions separately from our Scope 3 emissions as Scope 1 and Scope 2 emissions are under our direct control while Scope 3 emissions represent the effect of our business activities across the supply chain. Although it is not a mandatory Intergovernmental Panel on Climate Change reporting category, we are also reporting our fugitive mine methane emissions in the Free State province of South Africa in line with the transparency principle of the ISO greenhouse gas quantification standard. Though the base year and prior year emissions has as yet not been restated to include the Marikana operations, as a first step, towards meeting the recommendations of the World Resources Institute, greenhouse gas protocol, A corporate accounting and reporting standard, revised edition, the scope 1 and 2 emissions and scope 3 emissions include the emissions from the Marikana operations for the 2019 calendar year. The Marikana operations were acquired in June 2019 and the full integration and alignment is still underway. For years prior to 2019, the location-based scope 2 emissions were used as a proxy for the market-based emissions in accordance with the WRI GHG Protocol

3 Scope 3 emissions decreased in 2019 as compared to 2018, as a result of operational downscaling (2, 6, 7 shafts at Driefontein and Beatrix 1 shaft and 1 gold plant) which led to lower levels of commodities being used, improvement in the emission factor for refining and smelting and the decrease of the Eskom electricity transmission and distribution loss emission factor for the SA operations from 0.0567 to 0.02.

For Scope 3 emissions from the US operations, in the absence of a site-specific or US country-specific emission factor, the South African-specific emission factor is used for the Stillwater operations as the bulk of Sibanye-Stillwater’s emissions emanate from the SA operations. The US operations continue to refine the processes for the reporting of information for the Scope 3 categories.

Sibanye-Stillwater Integrated Annual Report 2019	237

MINIMISING THE ENVIRONMENTAL IMPACT continued

The following Scope 3 categories are not included:

●	Capital goods, fuel- and energy-related emissions not included in Scope 1 or Scope 2: emissions associated with extraction, production and transportation, waste generated in operations, downstream transportation and distribution, end-of-life treatment of sold products, and downstream leased assets from Marikana operations were not historically tracked and are excluded. These categories will be phased-in over the next few years
●	Upstream leased assets: no significant upstream leased assets have been identified
●	Use of sold products: emissions associated with use of products sold are deemed insignificant as only processing and end-of-life treatment of products sold are expected to have significant associated emissions
●	Franchises: Sibanye-Stillwater does not have franchises

The following Scope 3 categories are included:

●	Purchased goods and services: CO2e emissions associated with extraction and production
●	Capital goods: CO2e emissions associated with production of purchased company-owned vehicles
●	Fuel- and energy-related emissions not included in Scope 1 or Scope 2: emissions associated with extraction, production and transportation of diesel, petrol, liquid petroleum gas, coal, blasting agents, oxyacetylene and grid electricity
●	Upstream transportation and distribution: CO2e emissions associated with transportation and distribution of purchased commodities
●	Waste generated in operations: CO2e emissions associated with disposal and treatment of Sibanye-Stillwater’s solid waste and waste water in facilities owned or operated by third parties (such as municipal landfills and waste water treatment facilities)
●	Business travel: CO2e emissions associated with employees work-related travel for the SA operations
●	Employee commuting: CO2e emissions associated with transportation of Sibanye-Stillwater’s employees between homes and work sites
●	Downstream transportation and distribution: CO2e emissions associated transportation of products from Sibanye-Stillwater sites
●	Use of sold products: CO2e emissions associated with the use of products
●	End-of-life treatment of sold products: CO2e emissions associated with smelting to repurpose products
●	Downstream leased assets: CO2e emissions associated with the leasing of houses where emissions are generated from electricity use at the SA operations
●	Investments: CO2e emissions from investments

AIR QUALITY MANAGEMENT

SA operations

The procedure for air quality management monitoring and reporting is currently in the process of being reviewed to integrate the recently acquired Marikana operations.

Atmospheric emissions licences are in place at all operations where they are required including Beatrix, Burnstone, Cooke, Driefontein, Kloof, and the Marikana operations. Operations have a range of installed abatement technologies to assist with emissions management and abatement – these include but are not limited to electrostatic precipitators; variable throat scrubbers and sulphur fixation plants. All operations submitted annual reports for licensed activities to DEFF’s National Atmospheric Emissions Inventory System online portal in March 2019.

At the SA gold operations, external audits on AELs commenced during Q4 2019 and the reports are expected to be finalised by the end of Q1 2020.

Several of the airsheds within which we operate and have mining operations in (e.g. the Waterberg-Bojanala area of North-West and the Highveld Priority Area in the Gert Sibande District Municipality) have been declared ‘priority areas’ which, in terms of the National Environmental Management: Air Quality Act (NEM: AQA) is believed to be an area where the ambient air quality standards are being, or may be, exceeded in the area and where air quality is perceived to be generally poor and/or deteriorating. Our Burnstone operation and the PMR are located in the declared Highveld Priority Areas. During 2019, Sibanye-Stillwater continued our active participation in the Highveld Priority Area and the Bojanala Implementation Task Team meetings. Following the acquisition of the Marikana operations, the smelter, BMR, PMR and assay laboratory have been added to the scope of air quality management in terms of point source emissions. The key challenges in terms of compliance to the 2020 minimum emission standards (and 2020 AEL limits) lie at the PMR in terms of particulate matter emissions from the main stack, in spite of the various scrubbing circuits in place to remove the key pollutants. A project has been initiated to upgrade the ignition scrubber and install a cloud chamber to reduce particulate matter levels to below the 2020 limits. The smelter and base metals refinery have implemented a number of projects to reduce emissions to below the 2020 limits ahead of the 1 April 2020 deadline, including upgrading and tweaking of existing scrubber and electrostatic precipitator pollution control equipment, as well as the tie-in of the selenium and tellurium removal stack at the base metals refinery into the smelter’s SO2 scrubbing circuit. In addition to this, a fugitive emissions reduction management plan has actively been implemented at the smelter to reduce our ground level concentrations of SO2, resulting in a significant reduction in ground level concentrations of SO2. Our strategy and emissions reduction management plans speak to the staggered implementation of these projects over the years to ensure compliance is achieved and maintained.

The Inspectorate from the Gert Sibande District Municipality carried out a compliance inspection of the Burnstone operation in May 2019 and no non conformities were raised.

Dust remains a challenge and a continual focus area. Dustfall regulations require areas to be classified as residential or non-residential in accordance with the local town-planning scheme. Dustfall levels are compared with the limits stipulated in the dustfall regulations, and together with exceedances, reported to the authorities (district municipalities as legislated competent authorities together with action plans).

Sibanye-Stillwater Integrated Annual Report 2019	238

MINIMISING THE ENVIRONMENTAL IMPACT continued

At our SA PGM operations dust management was prioritised as part of our 2017 Environmental Remediation Plan. In 2018 a five-year dust mitigation plan was developed. The plan called for several detailed specialist studies including shear modelling, dust dispersion modelling and dust bucket placement. These studies have since been concluded with the draft reports received in December 2019. Monthly dust deposition monitoring is conducted by external third parties. Current dust control and dust mitigation measures implemented include the use of netting, canon spraying and planting of tamarisk. The Marikana operations implemented chemical dust suppression on Western Platinum tailings dams 3, 4 and 5 and installed canon sprayers on Eastern Platinum tailings dam 1, where re-mining is taking place. Theft of the irrigation pipelines on the facilities continues to be an ongoing challenge.

Nitrogen oxide and sulphur dioxide emissions (tonnes)

	[1] 2019	2018	2017
Nitrogen oxides (NOx)
SA operations [2]	1,472	1,119	1,126
SA PGM operations	1,184	662	667
SA gold operations	288	457	459
US operations	221	112	105
Group	1,693	1,231	1,231
Sulphur dioxides [3] (SO2)
SA operations	1,889	n/a	n/a
SA PGM operations	1,889	n/a	n/a
SA gold operations	n/a	n/a	n/a
US operations	4	4	6
Group	1,893	4	6

[1] Marikana operations included from 01 June to 31 December 2019

[2] Nitrogen oxide emissions for SA are derived by the multiplication of fuels (diesel, petrol, liquid petroleum gas, coal, helicopter fuel and paraffin) by the corresponding emission factors.

[3] Sulphur dioxide emissions are from the Marikana PGM smelters and quantified through a combination of stack measurements and mass balance

The US operations also include SO2 emissions from the Columbus Metallurgical Complex

Sibanye-Stillwater Integrated Annual Report 2019	239

MINIMISING THE ENVIRONMENTAL IMPACT continued

US operations

We continue to leverage technology to reduce air emissions to levels well below state and federal limits. Air quality at our US operations is mainly affected by sulphur dioxide (SO2) at our processing facilities. Gases released from smelting operations are routed through a state-of-the-art, dual alkaline, gas/liquid scrubbing system, which removes approximately 99.8% of SO2. During the year, four tonnes of SO2 were released, amounting to 4.7% of our permitted limit. Monthly discharge rates have been routinely less than 5% of annual permitted levels.

ENERGY EFFICIENCY

SA operations

To counter the prospects of rising electricity costs and the impact of attracting a carbon tax liability in South Africa, management continues to pursue energy efficiency opportunities at our SA gold and PGM operations in order to limit or reduce the impact on our cost base. Our energy management strategy focuses on holistic energy efficiency using digital applications, such as digital twinning, and the application of new technologies; as well as ongoing improvements in the use of compressed air, pumping, ventilation and refrigeration and the optimisation of our footprint. This differs to the traditional approach of pursuing and implementing standalone efficiency projects.

In 2019, the SA gold operations consumed a total of 3.42TWh of electricity – a 9.8% reduction from the 2018 consumption of 3.79TWh, largely as a result of energy efficiency improvements, the strike, the care and maintenance of four shafts and Eskom interruptions. Successfully implemented interventions enabled a 0.11TWh (3.1%) reduction in consumption and saved R171 million (2018: R179 million) in electricity expenditure.

2019 electricity consumption for the SA PGM operations increased to 2.23TWh (2018: 1.48TWh) with the inclusion of the Marikana operations. Active intervention, through the implementation of the energy management strategy, enabled the Kroondal, Rustenburg and Marikana operations to collectively achieved a 0.04TWh reduction in consumption and saved R38 million in electricity expenditure.

In terms of NRS048-9, in the event that Eskom cannot supply national electricity demand and initiates a system emergency, the operations are issued a ‘load curtailment’ instruction several hours in advance, requiring electricity consumption reduction of 10% (Stages 1 to 2), 15% (Stage 3) or 20% (stage 4), depending on the severity of the event. In response to the 28 load curtailment events experienced through Q1 2019 to Q4 2019, the operations managed to meet our obligations while minimising production losses, through the likes of revised pumping schedules at the D10 and K10 shafts. Further, optimised response plans have been put in place to minimise impact and risks associated with any potential future load curtailment events.

As part of the medium- to long-term energy management strategy, Sibanye-Stillwater is still pursuing the first 50MW phase of its 150MW solar photovoltaic project to be built on a site strategically placed between the Driefontein and Kloof mining complexes on the West Rand. The project, originally envisioned in 2014, represents a partial solution to securing alternative electricity supply and enables the power generated to be injected directly into the mine’s electrical reticulation while reducing our overall electricity expenditure and carbon footprint. Hamstrung by regulatory constraints, the project has stalled over the last two years. Sibanye-Stillwater is however encouraged by Government’s recent public announcements that the red tape and bureaucracy that has inhibited such projects will be removed, allowing the private sector to aid in relieving the national power supply deficit. The project team is now actively working with government to remove the regulatory barriers and, subject to the required reforms, the project will be progressed through to financial close in 2020.

In parallel, management continues to participate in several forums with the aim of advocating for affordable electricity, resolving the operational and financial woes faced by Eskom and guiding the structural reform of the electricity supply industry, ultimately to ensure the sustainability of our operations and global competitiveness. These forums have included engagement with stakeholders such as Eskom, government, the National Energy Regulator of South Africa, the Energy Intensive User Group and the Minerals Council South Africa.

US PGM operations

Electricity procurement at the US PGM operations follows two distinct schemes due to nuances in Montana’s electricity regulation laws. The Stillwater mine and Columbus Metallurgical Complex can purchase power on the wholesale market as a ‘choice’ customer. The East Boulder mine is required to procure power from a local rural electricity co-operative. In July 2018, the Stillwater mine and Columbus Metallurgical Complex signed a new contract to purchase power from a local Native American tribe.

The US operations have been actively engaged in LED lighting changes, implementing as needed, secondary ventilation, testing battery-powered equipment, identifying and repairing air and water leaks, employing variable-frequency drives to control pump motors, reducing peak-energy demand, and using soft-starts on all large stationary equipment. In 2019, the US upgraded an HVAC system with significant kW hours per year savings, as well as replaced hundreds of fluorescent and metal halide light fixtures with LED fixtures. These projects are done in partnership with utility providers under the University System Benefits (USB) programme. The Montana legislature created this programme after Montana deregulated its electric industry in the late 1990s. At the time, the utilities that were deregulated were undertaking energy efficiency projects that the legislature deemed beneficial. Such projects are funded with a surcharge on utility bills. Under electric USB legislation, utilities serving large customers such as the Stillwater Mine and the Metallurgical Complex, reimburse USB charges for internal energy efficiency projects. The US operations have worked closely with its electricity supplier on these energy efficiency projects through the USB programme since its inception.

Sibanye-Stillwater Integrated Annual Report 2019	240

MINIMISING THE ENVIRONMENTAL IMPACT continued

Electricity consumption (TWh)

	2019	2018	2017
SA operations	5.65	5.28	[5] 5.74
Gold	[1] 3.41	[1] 3.79	[5] 4.14
Beatrix	0.49	0.57	0.63
Cooke	0.39	0.43	0.54
Driefontein	1.14	1.38	1.50
Kloof	1.37	1.39	1.47
PGMs	[4] 2.22	[4,5] 1.48	1.60
Kroondal	0.30	0.30	0.36
Rustenburg	1.06	1.18	1.24
Marikana	0.85	[6] n/a	[6] n/a
US operations	[5] 0.35	0.32	[2] 0.72
Stillwater [3]	0.26	0.24	[2] 0.19
East Boulder	0.08	0.08	[2] 0.53

Group	5.98	[5] 5.57	[5] 6.46

[1] Includes Burnstone’s consumption of 0.02TWh

[2] May to December 2017

[3] Includes the Columbus Metallurgical Complex

[4] Includes Marikana ex Aquarius

[5] Restated due to totalling errors

[6] Marikana operation only acquired from June 2019

Sibanye-Stillwater Integrated Annual Report 2019	241

MINIMISING THE ENVIRONMENTAL IMPACT continued

Energy intensity (GJ/tonne milled)

	[3] 2019	2018	2017
SA operations	0.53	0.52	0.60
Gold	0.85	0.81	0.79
Beatrix	0.88	0.72	0.78
Cooke	0.33	0.38	0.53
Driefontein	4.60	1.61	0.91
Kloof	0.68	0.73	0.94

PGMs	0.34	0.28	0.22
Kroondal	0.17	0.17	0.21
Rustenburg	0.36	0.34	0.22
Marikana	0.51	n/a	n/a

US operations	1.41	1.34	[1] 0.95
Stillwater [2]	1.94	1.89	[1] 1.40
East Boulder	0.70	0.67	[1] 0.49

Group	0.56	0.55	0.69

[1] May to December 2017

[2] Includes the Columbus Metallurgical Complex

[3] Includes Marikana operations from 01 June to 31 December

The energy intensity factor takes into consideration purchased electricity and direct fuels used, which includes petrol, diesel, aviation fuel, liquid petroleum gas, acetylene, coal, paraffin, propane, natural gas, heavy fuel oil and methane.

WATER USE MANAGEMENT

Sibanye-Stillwater applies an integrated approach to the management of our water footprint and water systems infrastructure. Efficient water use is vital to ensure preservation and sustainability of the resource for the benefit of all stakeholders and an objective we are committed to. We aim to achieve this by minimising our use of water with a high socio-environmental value and utilising water with a low socio-environmental value.

Our water conservation and water demand management (WCWDM) plan outlines the key initiatives driving continuous water footprint management improvement. The plan consists of the following components:

●	Potable water (clean water that is suitable for human consumption and may be used within mine processes) independence – improving security of supply and minimising our impact on external water resources using alternative available ground water sources and rainwater harvesting, thereby reducing reliance on purchased water sources (high socio-environmental);
●	Reduce water loss through:
–

creating water footprint visibility through the implementation of effective real time metering (i.e Zednet), water balance management reporting, proactive leak detection and immediate repair initiatives

–	minimising losses of water through evaporation and seepage by optimising the density of tailings deposition and recovering and recycling of water at our tailing facilities
–	optimising water use efficiency by tracking and managing water use efficiency KPIs for all consumers
●	Water quality management – comprehensive water quality monitoring programmes, minimising pollution of the resource through separation of clean and impacted water streams, recycling of impacted streams, treatment where required

Sibanye-Stillwater Integrated Annual Report 2019	242

MINIMISING THE ENVIRONMENTAL IMPACT continued

Group water use summary

	2019					2018					2017
	Group	US operations	SA operations			Group	US operations	SA operations			Group	US operations[1]	SA operations
	Total		Total	PGMs [9]	Gold	Total [8]		Total [8]	PGMs [8]	Gold	Total	PGMs	PGMs	Gold
Total water withdrawn [2] (ML)	123,925	3,590	120,335	19,486	100,849	124,796	4,073	120,723	14,944	105,779	125,800	2,447	14,496	108,857
Water discharged [3] (ML)	75,299	4,029	71,270	152	71,118	70,791	3,580	67,211	0	67,211	70,586	1,714	0	68,872
Water used [4] (ML)	50,014	949	49,065	19,334	29,731	54,725	1,213	53,512	14,944	38,568	55,213	733	14,496	39,984
Total water purchased [5] (ML)	21,941	147	21,794	13,059	8,735	20,278	120.66	20,157	9,029	11,128	21,036	94	9,040	11,902
Water purchased from water services authorities (%)	44	16	44	68	29	37	10	38	60	29	38	13	62	30
Volumes treated [6] (Mt)	42.88	1.51	41.37	26.30	15.08	41.37	3.5	37.87	20.57	17.30	41.83	1.9	20.90	19.03
Intensity [7] (kL/tonne treated)	1.17	[7] 0.63	1.19	0.74	1.97	1.32	[7] 0.35	1.41	0.73	2.23	1.32	0.39	0.69	2.10

[1] For eight months from May to December 2017

[2] Total water withdrawn: water abstracted from groundwater sources and total purchased

[3] Water discharged into environment at licensed discharge points

[4] Water used: total withdrawn minus water discharged

[5] Total water purchased: potable water purchased and waste water purchased at the Rustenburg operation

[6] Volumes treated: dry tonnes processed in Sibanye-Stillwater metallurgical plants and concentrators

[7] Intensity: water used/tonne (Volume) treated. For 2018, the intensity levels for the US operations were calculated using water tonnes treated, not mining tonnes treated

8 SA PGM figures restated for 2018 after the Kroondal Pits water abstracted was recalibrated.

[9] Marikana from June to December 2019 included

Driving water independence

The focus of the SA operations is to drive independence from external water suppliers and simultaneously improve security of supply through the identification and licensing of other available sources. Our dependency on municipal water and external suppliers (e.g. Rand Water Board, Sedibeng Water Board, Rustenburg Water Service Trust) is 44% of our total water usage across the SA operations. Reducing our water footprint and dependency on external suppliers not only enables high value socio-environmental water security for local communities and towns, but also provides substantial opportunity to reduce costs.

One of the major opportunities to reduce our dependence on external water suppliers is to treat a portion of the approximately 200ML/day excess water at our SA gold operations to potable water standards and replace the current demand of approximately 25ML/day. Sibanye-Stillwater currently operates several water treatment facilities across the footprint. A project to install a 4ML/day facility as part of a phased approach at our Kloof operation is expected to be rolled out in 2020.

Municipal water independence at our SA PGM operations is critical. The PGM operations are located in and around Rustenburg, a city in a dry, water-constrained region of the North West Province, the region with the fastest growing population in South Africa. Rand Water Board, the biggest supplier of drinking water in the region, has announced their inability to keep up with the increasing demand due to insufficient infrastructure and the current state of the Integrated Vaal River System. Municipal augmentation projects to improve water security in this region are far behind schedule and there are limited medium- and long-term plans in place to support the growing demand.

Sibanye-Stillwater’s WCWDM plan, aims to address water security in the region by securing and substituting potable water with grey and available ground water, the use of anthropogenic aquifers to optimise rainfall harvesting, minimising seepage losses from tailings facilities by implementing scavenger well systems and integrating the water systems of Marikana, Rustenburg and Kroondal ,such that water rich areas can supply water scarce areas.

Our water independence will not come at the cost of accessing water sources that have biodiversity value or are in sensitive areas.

Sibanye-Stillwater Integrated Annual Report 2019	243

MINIMISING THE ENVIRONMENTAL IMPACT continued

Reducing water loss

The Zednet automated continuous water monitoring system, rolled out in 2018, is now used at all SA operations, except for Marikana. Marikana’s current monitoring regime and requirements are being assessed against the Group standard. More than 300 potable water meters monitor water consumption continuously, enabling proactive water loss detection and improved leak repair management and monitoring.

With the availability of continuous monitoring and data, an assessment conducted in 2018 concluded that some 50% of our costly potable water supply was lost to leakage at our gold operations. Efforts to reduce the losses proved to be extremely effective (refer to table below). Our reliance on purchased potable water at our SA gold operations reduced by 2,393 ML (22%) year-on-year against a target of 15% reduction and 725 ML (11% excluding the Marikana operations) at our SA PGM operations against a target of 5% reduction. This reduction translates to a cost saving of more than R45 million.

In 2019, the SA operations spent R220 million (excluding Marikana) (2018: R245 million) on the purchase of potable water, which was 10% less than in 2018 despite tariff increases. The reduction can be attributed to the focus on reducing water losses combined with water use footprint reduction initiatives. The Marikana operations spent R60 million on potable water from 1 June to 31 December 2019.

SA operations: potable water purchased (ML)

Gold operations	2019	2018	2017	2016	2015
Beatrix	2,331	2,863	2,881	2,758	3,201
Cooke	1,546	1,790	2,123	2,692	4,112
Driefontein	452	1,603	2,210	1,657	1,726
Kloof	4,406	4,872	4,688	5,247	5,755
Gold – total	8,735	11,128	11,902	12,354	14,794
PGM operations
Kroondal	1,853	1,917	1,744	2,333	–
Rustenburg	3,896	4,557	4,637	4,977	–
Marikana [1]	8,111	n/a	n/a	n/a	n/a
PGM – total	13,860	6,474	6,381	7,310	–
SA operations	22,595	17,602	18,283	19,664	14,794
[1] Includes Marikana operations for the full year.

Water quality management

South African legislation, primarily through the National Water Act and supported by the National Environmental Management Act, requires the management and protection of the water resource, for all users.

Within the SA operations, we influence the four major catchment areas in which we operate – Crocodile West/Limpopo (gold and PGM operations), Olifants (PGM operations) and Vaal (gold and PGM operations) – in terms of direct and indirect water quality and quantity contributions and abstractions, changes in habitat and flow patterns, as well as associated changes in biological components.

These influences are monitored using the following techniques:

●	Routine sampling and analyses of water quality, including tracking of issues and management measures to ensure compliance with licences and the protection of other water users
●	Monitoring biological indicators to determine spatial and temporal trends in terms of the influences exerted by mining-related activities (refer to Biomonitoring of rivers and biodiversity fact sheet)
●	Water quantity monitoring and analyses using water and salt balances to determine improvements in terms of efficiencies and cost-saving initiatives to achieve WCWDM targets

Over and above the river systems for which the monitoring and management initiatives described above are performed, numerous smaller systems, such as drainage lines and wetlands are also managed by:

●	specialist wetland assessments to determine wetland boundaries, health and management measures, as well as the monitoring of management measures
●	floodline delineations to determine watercourse floodline boundaries, including drainage lines

The new water quality non-conformance procedure was instituted at the end of 2018. The procedure applies to all discharges into the environment and therefore has largely been applicable to the gold operations given that the SA PGM operations are largely discharge free and zero effluent/discharge operations. Under this procedure, we examine our water quality compliance in the downstream environment in terms of various limits, most of which are more stringent than official water use licence limits. Entries are recorded on a monthly basis, and issues are identified, investigated and corrected as per the non-incidents procedure. The Marikana operations have permission (in terms of the integrated

Sibanye-Stillwater Integrated Annual Report 2019	244

MINIMISING THE ENVIRONMENTAL IMPACT continued

WUL) to discharge from the final effluent dams at seven of the waste water treatment works across the property. This water is however re-used at the operations and is only discharged as a contingency when operations shut down for a number of operational reasons. As a result of the improved focus on the management of water quality, an average discharge compliance figure of 81% was achieved for the gold operations. This is an improvement on the 79% achieved in 2018 notwithstanding the increased stringent limits received for some new WULs.

While the PGM operations are zero discharge sites, infrequent and uncontrolled discharges do occur. All discharges are reported, and this information communicated to the authorities. Resulting water quality non conformances are primarily related to nitrates and sulphates.

Water quality compliance percentages for all water discharged

Water quality compliance is measured against the relevant WUL limits assigned for each discharge to the receiving environment. The compliance percentages reflected are only when discharges to the receiving environment are made and do not include where the discharges are re-circulated for other uses as is the case for all SA PGM operations except for the waste water treatment works at Marikana which discharges excellent water quality when there is no demand for re-use.

Operation	Compliance (%) to WUL limits		Comment [1]
	2019	2018
Beatrix Treated effluent	91	97	Good compliance to the new WUL received in July 2019 was shown, despite more stringent limits mainly related to the efforts to optimise operational control.
Burnstone	89	82	Moderate compliance was shown to the limits. The limits applied refer to instream reserve qualities and not discharge limits that are yet to be set.
Driefontein Underground water	98	97	Excellent compliance remaining largely in line with the 2018 reporting period.
Driefontein Treated effluent	90	91	Very good compliance similar to the previous year was shown for the treated sewage effluent discharges.
Ezulwini Underground water	66	62

Poor compliance to the WUL limits continues to be shown. It should be noted that some erroneous limits have been assigned and therefore an amendment application has been submitted to ensure the assignment of limits that are achievable and protective of the receiving environment and other water users. If the erroneous limits are excluded, compliance for the past year was found to be 86% (moderate) as compared to the 66% compliance when all limits are considered.

Further initiatives are underway to ensure the continuous improvement in terms of water quality, which includes the continuous optimisation of the pH adjustment treatment process as well as the tracing of key dirty water streams to ensure changes occurring underground do not influence the effectiveness of the treatment strategy.

Kloof Combined underground and treated effluent	91	86	Very good compliance was shown for the underground and treated sewage effluent discharges.
Cooke Underground water	52	56

Poor compliance to the WUL limits. The Cooke operation is still waiting for the outcome of an amended WUL application which was submitted on 8 December 2017. The application addressed the overly stringent WUL compliance limits. Compliance against the application would have increased the 2019 compliance from 52% to 82%.

The water from the Cooke 1 to 3 operations is treated via a pH adjustment process before discharge to the Wonderfonteinspruit catchment. Continues pH control and dam cleaning required to sustainably preserve pumping equipment and discharge compliance.

The Department of Water and Sanitation has recently agreed to a co-discharge pilot of this water combining the separate discharges of Cooke 1 with Cooke 2 and 3. During the pilot, metal and salt discharge compliance increased as a result of the dilution provided by each water stream for the other. The following actions have been instituted to address the poor compliance:

·

Integrated management system to control pH both at the underground settlers and on surface. This required consistent lime supply and diligent control

·

Suspended solids control through regular dam cleaning/agitation

·

Pursuit of combined discharge application and an outcome for the December 2017 WUL amendment application. An application for permanent closure and cessation of the operations is underway which will ultimately address the discharge water quality.

Sibanye-Stillwater Integrated Annual Report 2019	245

MINIMISING THE ENVIRONMENTAL IMPACT continued

Operation	Compliance (%) to WUL limits		Comment [1]
	2019	2018
Marikana treated effluent	100	100	All treated effluent is re-used in the mining process, save for a small portion of treated effluent which discharges excellent quality water under licence when there is no demand for re-use.

[1] Compliance classes are defined as follows: Excellent >95%; Very good >90% but <95%; Moderate >80% but less <90% and poor <80%. These classes define descriptive categories used throughout the report regarding water quality to inform management and provide alignment to National Standards.

Waste water treatment works – SA operations

During 2019, Sibanye-Stillwater SA operations embarked on a process to review the operation and management of all waste water treatment works under our control. The improvement in discharge compliance, efficiency improvements and a sustainable post mining economy underpin the key focus on the initiative. The review process will be concluded in H1 2020.

The waste water treatment works are currently running at compliance levels of between 85% and 95%. Automated flow-adjusted chlorine dosing stations and additional sludge drying beds will be implemented during 2020 to improve overall discharge compliance.

US PGM operations

The most critical component of the US PGM operations’ water management is generally water quality when discharged. All discharged water is treated to state and federal drinking water standards, and no water, even when treated, is discharged directly to surface water. Instead, all discharged water is released to either percolation ponds, land application disposal systems, or deep injection wells.

Efficient and proper management of US PGM operations’ water resources continues to be a critical and focused operational effort. Due to the nature of our rock associated with the J-M Reef, neither acid-rock drainage nor metal mobility is a concern. Our primary constituent of concern is nitrogen that is introduced by blasting agents and dissolved in the water flowing through the mines. Given the pristine environment where our mines are located, we focus on proper management of the water following treatment.

First, we employ all reasonable efforts to limit the volume of water encountered underground. Mine water grouting programmes are instrumental in limiting water inflows in our footwall laterals. While driving a footwall lateral, the area in front of the drive is constantly probed with drills to evaluate rock conditions and major water sources. Should a major water source be identified, the drill hole is then used to grout and seal off the water source and allow mining through that zone with limited inflow.

Water encountered in the stoping (mining) blocks must be managed through water treatment and management systems. Limited grouting occurs in these areas, because they are actively mined in multiple cuts. This water generally contains elevated nitrogen from the blasting process. From the stopes, this water is brought to surface to manage. Initially this water is recycled and reused as make-up water in the mill and tailings storage facilities, underground for drill water, in equipment washbays; and for dust control, among other uses. As a result of these water recycling efforts, very little fresh water is necessary for operations. Generally fresh water use is associated with potable water needs, including drinking and showering.

In a low-impact, state-of-the-art technical process, the balance of the mine water not recycled is treated through our mixed-bed bio-reactors. Here, nitrogen contained in the water is converted to nitrogen gas in a biological process and released to the atmosphere. These treatment plants remove upwards of 90% of the nitrogen contained in the water stream. As a result, the discharge of remaining nitrogen in the water is consistently 15% to 30% of regulatory limits or lower. Following treatment, the mine water is either returned to groundwater through a combination of percolation ponds or a groundwater injection well or land-applied using agricultural pivots for beneficial use.

Through the Good Neighbor Agreement, we are working with the Stillwater Protective Association and Cottonwood Resource Council to develop a stakeholder-driven, independent water monitoring and assurance plan aligning with the goals and objectives of the Good Neighbor Agreement. This adaptive management plan (AMP) has been developed to adjust as conditions change, knowledge improves, regulatory criteria is modified or as targets change. The AMP is a tiered response plan that will lower our triggers for water quality reporting and action to levels below state or federal limits. The AMP is expected to be finalised in 2020.

US PGM OPERATIONS: WATER MANAGEMENT PROJECTS

During the year, the following specific water management projects were advanced at the US PGM operations.

Hertzler percolation ponds

As a result of the need for increased water disposal capacity at the Stillwater mine, the Hertzler percolation ponds were permitted and constructed. These new percolation ponds increase water disposal capacity by a minimum of 1,000 gallons per minute (gpm). This treated water exceeds drinking water standards and is percolated into the groundwater system near the Hertzler tailings storage facility to improve the hydrologic balance. In 2019, these ponds performed as expected with average disposal rates of approximately 600gpm.

Water treatment plant expansion

With ongoing expansion activities associated with the Blitz Project, the water treatment capacity at the Stillwater mine was increased from approximately 1,250gpm to 3,000gpm. This treatment plant expansion continues to focus on biological denitrification.

Sibanye-Stillwater Integrated Annual Report 2019	246

MINIMISING THE ENVIRONMENTAL IMPACT continued

Disk filtration systems

Both the Stillwater and East Boulder mine sites continued to enhance their biologic water treatment systems. Lower metals and nutrients limits will take effect when the sites’ Montana Pollutant Discharge Elimination System permits are renewed in the fall of 2020. To accommodate the total nitrogen and metals limits, a disk filtration system will be installed at each of the sites abutted to the biologic water treatment plants. While installed primarily for removal of organic nitrogen, this system also filters microscopic metals particles that accumulate on the biomass, thus leading to increased metals removal.

RESOURCE UTILISATION AND WASTE MANAGEMENT

MATERIALS CONSUMPTION

At the SA gold operations, the strike that ended in April 2019 and the closure of Beatrix 1 and Driefontein 2, 6 and 7 shafts contributed to lower consumption of timber, cyanide, explosives, hydrochloric acid, caustic soda, cement, diesel, lubricating oil and grease. During 2019, the volume of surface material processed at the gold plant increased to compensate for the lower tonnage from underground. The surface rock dump material has a low in-situ pH below 6, as well as having a mineralogy with deleterious copper. This resulted in more lime consumption. More lime was added to the gold plant process in order to increase the pH to levels that facilitate gold leaching as well as to thermodynamically suppress the formation of copper species that can adsorb onto activated carbon impacting on bullion purity. The SA gold operations’ diesel consumption decreased by 49.7% when compared to 2018, as a result of the lower diesel utilisation during the wage strike and closure of Beatrix 1 and Driefontein 2, 6 and 7 shafts. The diesel consumption for the SA PGM operations increased by 37.5% compared to 2018 with the inclusion of the Marikana operations.

At the US PGM operations, a comparison of year-on-year use showed an increase in all commodity usage due generally to the expansion efforts at the US operations.

Materials consumed

	2019				2018				2017
	Group	US operations	SA operations		Group	US operations	SA operations		Group	1 US operations	SA operations
	Total	PGMs	PGMs[2]	Gold	Total	PGMs	PGMs	Gold	Total	PGMs	PGMs	Gold
Timber (t)	67,951	505	20,764	46,682	85,564	146	14,193	71,225	117,706	263	16,041	101,402
Cyanide (t)	2,509	NA	NA	2,509	3,450	NA	NA	3,450	7,552	NA	NA	7,552
Explosives (t)	34,813	4,409	27,999	2,738	30,437	4,331	21,920	4,186	31,942	3,893	22,140	5,902
Hydrochloric acid (t)	5,472	1	876	4,595	5,148	1	0	5,147	4,469	0.4	NA	4,469
Caustic soda (t)	3,242	128	749	2,365	2,632	0	0	2,384	3,378	204	NA	3,174
Lime (t)	73,356	6,777	7,978	58,601	50,278	0	0	50,278	72,378	NA	NA	72,378
Cement (t)	50,719	17,880	26,793	6,046	19,809	3,454	8,294	8,062	60,706	16,459	3,459	40,788
Diesel (kL)	29,846	9,696	17,384	2,767	26,903	8,766	12,635	5,502	26,059	7,344	12,772	5,943
Lubricating and hydraulic oil (kL)	8,778	568	7,135	1,074	8,730	447	6,817	1,466	7,170	565	5,194	1,411
Grease (t)	220	23	106	91	154	15	17	122	224	11	26	187
[1] Represents consumption from May to December 2017 [2] Includes Marikana for seven months from June to December 2019

WASTE MANAGEMENT

Sibanye-Stillwater supports responsible environmental management of all waste streams including chemicals and wastes and minimising waste to landfill. The existing waste management procedure is currently under review to fully integrate the Marikana operation as well as to ensure that our new waste procedure fully covers the suite of waste streams that we generate as well as all new and emerging waste legislation requirements.

Sibanye-Stillwater Integrated Annual Report 2019	247

MINIMISING THE ENVIRONMENTAL IMPACT continued

Waste management (Mt)

	2019				2018				2017
	Group	US operations	SA operations		Group	US operations	SA operations		Group	1 US operations	SA operations
	Total	PGMs	PGMs	Gold	Total	PGMs	PGMs	Gold	Total	PGMs	PGMs	Gold
Tailings storage facility deposition	33.76	0.66	22	11.1	29.08	0.67	15.0	13.41	32.70	0.39	17.05	15.26
Tailings deposition into pits	3.9	NA	0	3.9	3.89	NA	0	3.89	3.27	0	0	3.27
Waste rock/DMS deposition	2.23	1.4	0.83		6.44	1.3	5.14		3.39	0.87	12.52	0
Retreated mineral waste- from waste rock [2]	8.21	0.81	0	7.4	12.18	0.69	0	11.49	11.45	0	0	11.45
Retreated mineral waste from tailings dams [3]	5.98	0	2.08	3.9
Total mineral waste	24.89	2.06	22.83	15	29.27	1.97	10.00	17.30	39.36	1.260	19.57	18.53
[1] May to December 2017 [2] Gold-bearing material such as waste rock dumps retreated at plant [3] PGM and chrome rich tailings material from tailings dams retreated at Concentrator Plant

SA gold and PGM operations mineral wastes

In the wake of the Vale tailings dam failure, a review was done during H1 2019 of the effectiveness of our tailings storage facilities management system and conditions. The Church of England, through its involvement in the Investor Mining and Tailings Safety Initiative, requested that the results of the report to be published on the Sibanye-Stillwater website at https://www.sibanyestillwater.com/sustainability/environment/ under the Tailings storage facilities dropdown.

There are several tailings and waste rock reclamation initiatives ongoing across the SA operations which have a number of benefits including reducing of the residue footprint, reducing toxicity of the residue and beneficiating our PGMs, chrome and gold.

These hydraulically or mechanically reclaimed tailings and waste rock dumps are treated through the various metallurgical plants (gold plants and concentrators) for the recovery of gold, chrome and PGMs, and re-deposited on other tailings storage facilities or in pits. The total tonnages retreated at the SA gold and SA PGM operations are reflected in the preceding table.

Many of the waste rock dumps at our shafts across the SA operations are also being reclaimed as part of our concurrent rehabilitation initiatives. Waste rock in these instances is crushed to a suitable size fraction and used for road construction purposes, backfilling and for construction of large dams at the operations. External parties buy waste rock primarily for road construction including national, provincial and local roads around the operations as well as for railway sidings.

SA gold and PGM operations non-mineral wastes (general and hazardous waste)

We identify and where possible, prioritise research or implementation of alternative solutions for disposal to landfill to reduce our environmental footprint, reduce resource utilisation, thereby minimising costs. Our strategic intent is to reduce the generation of waste, whilst engaging in research into long-term viable options with the aim of achieving zero waste to landfill in future. Our shaft and plants segregate wastes into general and hazardous waste streams and further separation into recyclable waste streams, allowing for more effective downstream recycling and reuse opportunities.

Specialist waste contractors are used for waste collection and internal and external waste transportation at our operations. General waste that cannot be reused, refurbished or recycled is disposed of at permitted municipal landfill sites. Both external general and hazardous waste facilities that reuse, recycle or treat our waste, need to have the relevant waste authorisations in place. In addition, we audit all external authorised hazardous waste facilities and landfills receiving our waste every two years.

The National Environmental Management Waste Management Act: National Information Regulations requires that hazardous waste generators and landfill owners are registered with the national (South African) and regional (Gauteng) waste information systems (WIS). The Driefontein gold operation and the SA PGM operations have been registered accordingly, and where applicable, other sites will be registered in 2020. The regulations highlight the importance of accurate waste information and waste record-keeping, as is the case for the landfills we operate.

In a further waste management initiative, a focused sewage sludge initiative began in 2018 to allow for the in-vessel composting of sewage sludge at two of the gold operations as a pilot to treat 20 tonnes of sludge per month. The project aims to investigate the beneficial use of sewage sludge waste that is typically sent to landfill and classified as hazardous. Trials have commenced with the first usable batch expected to be produced in the first half of 2020. At the Marikana operations, sewage sludge, along with garden waste and cow manure is being composted in

Sibanye-Stillwater Integrated Annual Report 2019	248

MINIMISING THE ENVIRONMENTAL IMPACT continued

windrow composting circuits, and the compost is being used at the sewer plant areas as well as at the tailings dams to assist with effective grassing programmes, thereby ensuring continuous rehabilitation of the slide slopes.

We adhere to legislation as it relates to the storage, transport and recycling, treatment and disposal of hazardous waste generated by our operations. In anticipation of the newly promulgated prohibition of liquid waste to landfill, in August 2019, we undertook a readiness inspection at our hazardous landfill facilities (Holfontein, Klinkerstene and Vlakfontein) that receive our liquid waste for disposal, to ensure that they practice solidification treatment of liquid waste prior to compliant landfill disposal. We currently comply with this prohibition requirement. A number of smaller hazardous waste streams are generated across all operations. These include among others, waste light bulbs including fluorescent tubes, hydrocarbon wastes, lead waste from the assay laboratory, chemical waste streams and electronic waste. Programmes are in place at some operations to divert these wastes from landfill for recycling and recovery opportunities. Others will follow in 2020 and beyond. Also planned for 2020, is the development and implementation of a waste database at all operations, to ensure detailed collection of waste information for reporting purposes, which will inform the development of waste targets and the execution of action plans pertaining to waste reduction and in accordance with zero waste to landfill philosophy.

Our largest hazardous waste streams are calcium sulphite (CaSO3) generated by our smelter at the Marikana operations, and liquid hazardous waste streams from our precious metal refinery in Brakpan. CaSO3 is produced as a residue from the capture and treatment of sulphur dioxide (SO2) emissions at the smelter and is disposed of at a licensed waste disposal site at a cost of approximately R35 million per annum. CaSO3 is a challenging waste stream due to its hygroscopic nature and the volumes generated (approximately 4000t/m). Finding alternatives to landfill has proved difficult. We however continue to investigate alternatives be it through cleaner technology (conversion of CaSO3 to gypsum, CaSO4) or more conservative options such as soil amelioration. In November 2019, we installed a belt filter at the smelter which reduces the water content of the CaSO3 by an additional 10-15%, reducing waste to landfill by this amount as well as decreasing the salt load in the waste, reducing its toxicity.

The chemical refining processes at the PMR produce approximately 2,200 tonnes of acid and alkaline hazardous liquid waste streams (effluent) per month. A portion of the waste stream is currently being recycled by an acid refinery with the remaining streams treated off-site and disposed to landfill. The stream is first blended and solidified before disposal. The operation has been proactive in finding possible solutions for diverting this waste from landfill. The goal is to run a closed-loop system on these waste streams, to recover PGMs or other beneficial metals and to reuse the substantial amount of water in this waste back into the process plant, reducing municipal water use.

At the PMR, we have received approval for the construction and operation of our hazardous waste incinerator, which means the ash generated from the incineration process, rich in PGMs, will go back into process for extraction. Until this is installed, waste streams such as PPE contaminated with PGMS, filter cloths and mops will continue to go to outside contractors for incineration and recovery of PGMs.

US PGM operations

Hazardous and non-hazardous waste generation rates at the US operations remained essentially unchanged during the year. The Stillwater and East Boulder mines are identified as conditionally exempt small-quantity generators by the EPA while the Columbus Metallurgical Complex is a large-quantity generator as a result of lead waste generation from the fire-assay process in the laboratory. Both mines continue to generate small quantities of hazardous waste associated with aerosol can disposal and the occasional need to dispose of waste chemicals. For many years, the US PGM operations have implemented a new product review process: any products proposed for use on site must first undergo an extensive chemical review by the environmental and safety departments. If the proposed product contains any chemicals that present a safety or environmental risk, they are rejected and not allowed on site. This process has enabled our waste generation rate to remain low.

During 2018, the Stage 2, Phase 1 section of the East Side waste dump at the Stillwater mine was lined to collect all meteorological water passing through the dump and leaching residue nitrogen from the waste rock. There are four proposed lining stages for the waste dump with Stage 1 complete and Stage 2, Phases 1 and 2 complete. All ‘new’ waste rock generated at the Stillwater mine is placed on a liner. The lining also serves to cap existing, historic waste rock not placed on the liner. The Stage 2, Phase 2 liner was completed in 2019, while Stage 3 and Stage 4 are scheduled for later years depending on waste rock production rates. Similarly, at the East Boulder mine, the waste rock lining system was completed in 2016 and all waste rock is now stored on liners for water collection. At both mines, the water collected from the waste rock lining systems is transferred to the water treatment plants for denitrification and water management.

At Stillwater some 59% of tailings are used as backfill underground – just short of the maximum achievable – while at Blitz the percentage is between 49% and 50%.

Both Stillwater and East Boulder continued with extensive future waste rock and tailings design and permitting efforts, including identification of best available technologies, site investigations, alternatives assessments, failure modes effects analysis, and multiple accounts analysis for the various waste rock and tailings storage alternatives.

Work on future tailings storage facilities continued at the East Boulder site. Stage 4 of the current facility is under construction. A formal environmental assessment is underway for the future Stage 6 facility and a decision on the final environmental assessment is expected in the fourth quarter of 2020. Under Montana law, an Independent Review Panel (IRP) must review and approve all new tailings facilities. The company was instrumental in drafting and enacting this new law back in 2015. It requires employing the most advanced practices and technologies available, as well as expert review and approval of tailings facility design, operation, maintenance, and closure in advance of construction. The US operations IRP is made up of three internationally recognised tailings facility engineering experts. The East Boulder Stage 6 facility is the first in Montana to be reviewed under this process. In addition to the Stage 6 work, the same IRP experts will begin reviewing the next phase of tailings and waste rock disposal at both the East Boulder and Stillwater Mines.

These activities and efforts were all completed in collaboration with stakeholders including the Good Neighbors, regulatory agencies, independent review panel experts, and local communities. The Good Neighbor Agreement is helping this process run more smoothly and efficiently, especially bearing in mind that tailings storage facilities with a 40- to 50-year life are required.

US OPERATIONS: TAILINGS MONITORING EQUIPMENT

A NAVSTAR monitoring system has been installed and is now operational at the Nye and Hertzler tailings storage facilities to assist in remote monitoring and notification in the unlikely event of tailings storage facility movement. The new monitoring equipment has a GPS link capable of

Sibanye-Stillwater Integrated Annual Report 2019	249

MINIMISING THE ENVIRONMENTAL IMPACT continued

detecting movement in millimetres. Data is provided and trigger points send text messages. Survey monuments and inclinometer monitoring have been made operational at all facilities, although the survey monuments have been temporarily disabled while the facility undergoes expansion. Real-time data is slated to replace the current manual downloads in 2020.

Permitting efforts for the Blitz expansion project are nearly complete. Minor revisions to the operating permit have been received for a geotechnical investigation to support an expansion to the current Hertzler tailings storage facility and the site’s waste rock dump, as well as for relocating the holding pond for the site’s Land Application Disposal (cropland irrigation) of treated mine water. Montana Department of Environmental Quality is currently considering a minor revision to expand certain structures, as well as expand the mine’s permit boundary.

Additionally, the US operations continue to pursue a long-term gypsum management strategy. Relationships have been established with area farmers for ongoing gypsum agricultural use and a long-term management contract has been established with a local landfill. Testing is taking place to see if our synthetic gypsum can be used in a cement plant in Montana.

INCIDENT MANAGEMENT

Sibanye-Stillwater’s procedures require that all incidents are reported, investigated, classified and managed according to their potential risk and impact on the environment. Root-cause analyses are conducted to inform appropriate action plans that will mitigate potential impacts and prevent a recurrence of the incident. All incidents are classified, evaluated and reported internally on a monthly basis and externally to the regulators when required.

While we consider all environmental incidents serious, we disclose all level 3 (short-term impact), level 4 (medium-term impact) and level 5 (long-term impact) environmental incidents to the relevant competent environmental authority/regulator.

SA GOLD AND SA PGM OPERATIONS

In 2019, zero level 4 or 5 incidents were recorded. Five level 3 incidents were recorded at the SA operations compared with five recorded in 2018. All incidents were reviewed and impacts closed out. Three level 3 incidents were reported at our gold operations and two at the SA PGM operations. The impact of these incidents can be classified as negligible or low with a short duration.

See environmental incidents at www.sibanyestillwater.com for more detail on the level 3 and higher incidents reported during 2019.

US PGM OPERATIONS

The US PGM operations experienced no level 3 and 4 incidents and 64 internally reportable events during 2019, the latter being an indication of increased diligence in reporting. All releases were immediately cleaned up and remediated.

BIODIVERSITY AND BIOMONITORING OF RIVERS

Sibanye-Stillwater’s vision of promoting natural resources and improving life further strongly advocates for the reduction in the degradation of natural habitats, halting the loss of biodiversity and protecting species on land and in water. Our management processes contribute to the conservation of biodiversity and take integrated approaches to land use planning, as guided by the ICMM.

One of the routine monitoring methods applied in order to ensure the effective management of biodiversity is biomonitoring which assesses the various potential stresses placed on the water system and its ability to support biodiversity, particularly in terms of macroinvertebrates (insects) and fish. The results inform management decisions that lead to the improvement of measures that enhance the resilience of these systems to allow for the protection of all water users including the environment.

Detailed disclosure about these topics can be found in the Biomonitoring of rivers and biodiversity fact sheet available at www.sibanyestillwater.com

HERITAGE

SA operations: heritage assessments

All environmental impact assessments for project authorisation, have for several years, included heritage assessments. Heritage sites are identified, placed on the local operational planning databases and mitigation measures proposed and implemented primarily where the operations could potentially impact on these sites. The following heritage sites have been identified at our operations.

●	Beatrix – no sensitive heritage resources identified
●	Burnstone – sites of graves identified
●	Driefontein – sites of archaeological importance, graves identified and religious sites
●	Ezulwini – sites of cultural significance and archaeological importance identified
●	Kloof – sites of archaeological importance and graves identified
●	Rand Uranium – sites of graves identified
●	Rustenburg – sites of cultural significance, archaeological importance and graves identified
●	Kroondal – sites of cultural significance, archaeological importance and graves identified
●	Marikana – sites of cultural significance, archaeological importance and graves identified
●	US PGM operations – as part of the dry fork waste dump expansion; the east side waste rock expansion; and the hertzler 4/5 expansion, we have completed additional cultural resource inventory studies in 2019 with reviews by archaeological professionals

Sibanye-Stillwater Integrated Annual Report 2019	250

MINIMISING THE ENVIRONMENTAL IMPACT continued

REHABILITATION AND CLOSURE

The strategic objective of our closure planning is to align our closure strategy to an over-arching, sustainable, regional closure strategy, current and pending environmental legislation as well as with socio-economic considerations such as acceptable end land-uses by relevant stakeholders. This entails the compilation of comprehensive closure liability assessments, closure plans for each operation as well as rehabilitation plans that seek to identify opportunities for concurrent and future demolition, remediation and rehabilitation of surface areas and infrastructure. In addition, part of our closure planning also focuses on the identification and establishment of sustainable projects such as the Bokamosa Ba Rona initiative on the West Rand (which entails the imminent donation of approximately 15,000 ha of land by Sibanye-Stillwater to the initiative and which is a mega-community project with an agricultural focus – a so-called ‘soil-to-export’ approach).

Total closure liability for the SA operations as at 31 December 2019 (including our portion of environmental liability in joint ventures and projects) was R10.31 billion. Of this, R5.63 billion was for the PGM operations (inclusive of the Marikana operations and third party Pull-and-Share Agreements) and R4.68 billion for the gold operations. The US PGM operations have a closure liability of R6.59 billion.

In South Africa, we own 47,015 hectares of land at and around our SA gold operations and 16,876 hectares of land at and around our SA PGM operations.

As an integral part of the footprint reduction project, infrastructure suitable for demolition and rehabilitation has been identified – this is primarily redundant buildings and associated infrastructure, and infrastructure on prolonged care and maintenance (such as shafts and plants). At our PGM operations, R1.34 billion (23.8%) of the total provision of R5.63 billion has been identified for potential demolition and rehabilitation. At our gold operations, R350 million (7.4%) of the total provision of R4.67 billion, which includes the Cooke operations, has been identified for potential demolition and rehabilitation. The execution of these demolition and rehabilitation projects is subject to the finalisation of the 2020 mine plans and beyond.

Sibanye-Stillwater has encouraged the South African government to extend the implementation date for the proposed Financial Provision (FP) Regulations. The amendment to the FP Regulations, 2015 published on 17 January 2020, extends the period of compliance, i.e. effectively the implementation date of the 2015 FP Regulations, as amended, by 18 months to 19 June 2021. Some of the current draft regulations include the potentially mandatory inclusion of 15% value-added tax (VAT) in all closure provisions as well as the quantification of the latent and residual liabilities. If promulgated, the addition of a 15% VAT would add approximately R1.55 billion to our existing closure liabilities and thus financial provisions. Sibanye-Stillwater, on its own, and in conjunction with the Minerals Council of South Africa, has commented extensively on the financially onerous and impractical nature of some of the FP Regulations, with the view to influencing Government to reconsider and appropriately amend the FP Regulations. All the SA operations are working actively towards meeting the June 2021 deadline, while in parallel engaging with Government and other key stakeholders to formulate less onerous final amended FP Regulations. The mining industry anticipates the long-awaited amendments to the FP Regulations to be published for public review comment during the first half of 2020.

SA OPERATIONS: THE USE OF WETLANDS IN REHABILITATION

In natural water systems, wetlands act as purifiers in freshwater systems. The wetland’s natural ability to attenuate flows and reduce the concentration of potentially harmful constituents can be enhanced in constructed wetland systems to assist in water treatment.

Careful design is critical and, while wetlands are less intensive in terms of resource and maintenance, as opposed to conventional chemical and mechanical treatment technologies, they do require maintenance.

The ability to replicate the benefits of wetlands through artificially constructed wetlands has resulted in the implementation of several wetland initiatives. Sibanye-Stillwater is participating in the development of artificial wetlands. The aim of these initiatives is to re-establish once functional wetland systems that have been historically impacted. It should be noted that these wetlands do not form part of declared protected areas.

Increasingly, applications of these passive treatment solutions are becoming the preferred option for water quality management due to their comparatively low maintenance and operational costs. Moreover, they continue to perform beyond the life of an operation.

Ezulwini wetland

●	General authorisation received
●	10% of tailings waste and historic paddocks removed since November 2018
●	Improvement in water quality, decreasing from 600 microgrammes per litre to 100 microgrammes per litre of uranium, as a result of storm water improvements, drying out the site and instituting alternative discharge pathways

Driefontein rock dump number 6 wetland

●	Historically impacted by tailings spills
●	Authorisation for rehabilitation received and allowed to remove a downstream rock dump
●	Implemented a new pipeline, flange protection measures, new bunding
●	Removing tailings out of the watercourse and surrounding catchment, with rehabilitation starting second half 2020

Kloof number 1 rock dump

●	The Department of Water and Sanitation required the mine to build a pollution control dam in the Leeuspruit, which would have resulted in the desiccation of the stream and therefore the availability of water to support the ecological functioning of the system as well as the downstream, water uses. Therefore, an alternative of a constructed wetland was proposed which would allow for the polishing of the water quality while maintaining flows within the system
●	Water with qualities not achieving the set limits will be treated to an acceptable standard to be released back into the environment and ensure the stream continues to function
●	Existing stream bed will also be rehabilitated as it is highly impacted by invasive alien species as well as historical and ongoing mining activities

Sibanye-Stillwater Integrated Annual Report 2019	251

MINIMISING THE ENVIRONMENTAL IMPACT continued

Project to quantify residual and latent liabilities

We operate in complex surface water catchment areas, which have numerous water users, including our communities, farmers, other industrial users and mining companies. Although water resources are monitored extensively, limited information is available in terms of the quantification of residual and latent liabilities.

We have initiated a project to:

●	quantify the potential liabilities associated with our mining activities
●	provide recommendations for mitigation
●	align the remediation approach (mitigation measures) with regulators and other water stakeholders

The project will consider all catchments in which we operate: the quality of our discharges, the diffuse seepage inputs, the impacts on soils in terms of the potential for release of contaminants in different situations and the potential influence of groundwater interactions. Prioritised areas have been aligned to the revised FP legislation date of 19 June 2021.

US PGM operations

In addition to responsible closure and reclamation, the US operations have conservation easements on nearly 40% of its owned land. These legal mechanisms protect scenic vistas, enhance wildlife habitat, and preserve wildlife migration corridors, while maintaining Montana’s rural character and fostering biodiversity and healthy forests.

Reclamation and closure bonds are required at both mines in the US to ensure adequate resources are available to fund reclamation activities at closure. The amounts are adjusted at least every five years or as required by expansion and disturbance requirements, following a collaborative review by the US operations and its regulatory agencies. Based on a five-year review period, the East Boulder mine review began in 2019 while the Stillwater mine review is scheduled for 2020. State and federal regulatory authorities initiate and complete these reviews. The US operations assist in these reviews, provide information and data as requested, and ultimately sign off in agreement with the agency review and calculation.

The reclamation and closure bond is currently US$25.3 million at the Stillwater mine, including the Benbow Portal, and US$18.0 million at the East Boulder mine. An additional US$0.3 million is held for exploration activities not directly tied to either mining operation, for a total of US$43.6 million.

US PGM operations: land under management and rehabilitated in 2019 (hectares)

	Total and/or permitted	Disturbed	Undisturbed	Rehabilitated/reclaimed
East Boulder	134.6	102.0	32.6	20.8
Stillwater	432.9	359.4	73.5	218.0
Columbus Metallurgical Complex	82.6	13.0	69.6	0
Total	650.1	474.4	175.7	238.8

FUTURE FOCUS

SA OPERATIONS

·

Further embed and implement our sustainability strategy, to drive a step change in environmental management and performance. Leverage our ESG focus as well as the principles, best practices and actions associated with the ICMM, World Gold Council and related industry codes and bodies

·

Drive pioneering benchmark practice in all areas of environmental management including water, land, air, waste, heritage, biodiversity and closure; ISO 14001 certification for the SA PGM operations by December 2020 and for the SA gold operations by December 2021

·

Challenge and influence the complex legislative and law reform environment through direct and indirect participation and advocacy in such areas as financial provision legislation and carbon tax to develop greater clarity and certainty at company and operational level

·

Proactively participate in industry and Government forums and platforms to drive common environmental and sustainability agendas and to foster closer alignment and co-operation between industry, community, and local and national government

·	Comprehensive carbon footprint disclosure and reduction of our carbon footprint through implementation of emission reduction measures. Advocate for carbon change mitigation
·	Improve verifiable compliance to conditions in water use licences, environmental management programmes, atmospheric emissions licences and other regulatory, legal and generally accepted standards
·	Reduce overall closure liability, through a focused and cost-effective concurrent rehabilitation programme and footprint reduction programme at our gold and platinum operations;
·	Develop a GIS database and heat map for all heritage sites at the SA operations
·	Greater focus on strategic and operational waste management issues across the SA operations. These include but are not limited to
–	the development and roll-out of a waste database/waste tracking system
–	the completion of a waste gap audit (followed by action plans to address any gaps

Sibanye-Stillwater Integrated Annual Report 2019	252

MINIMISING THE ENVIRONMENTAL IMPACT continued

-	the setting of specific, measurable, achievable, realistic and time-bound (SMART) waste reduction targets at Group and operational level in pursuit of a zero waste-to-landfill philosophy as the endgame
·	Develop and implement programmes and initiatives that would enhance and promote environmental awareness/consciousness, stewardship and communication on environmental issues

US PGM operations

●	ISO-based environmental management systems with intent to submit for certification in 2021
●	Formal stakeholder map and engagement plan
●	Optimise integrated reporting system
●	Widespread environmental compliance, Good Neighbor Agreement, and sustainability training at all sites
●	Water treatment plant performance optimisation
●	Enhance environmental incident metrics procedure and incident reduction plan
●	Complete Good Neighbor Agreement Adaptive Management Plan

Sibanye-Stillwater Integrated Annual Report 2019	253

HARNESSING TECHNOLOGY

Better lives
Membership
Fair market access
EMPLOYEES
Upliftment
ORGANISED LABOUR
SUPPLIERS
Assured product
COMMUNITIES
CUSTOMERS
Total returns
Socio-economic stability
we are one
Sibanye Stillwater
CARES
about our...
SHAREHOLDERS
COMPANY
Clean water/ air/ land
ENVIRONMENT
GOVERNMENT
Economic value
Costs
Quality
Safety, health and wellness
Volume
COMMITMENT
ACCOUNTABILITY
RESPECT
ENABLING
SAFETY

HOW WE DID IN 2019

SUCCESSES

Safety

Enabled significant risk reduction and safety improvements through the use of data and analytics

Innovation culture/ culture

Developed an end-to-end idea and innovation management framework to enable a culture of innovation

Intelligence

Delivered bottom line value through various aggregation, visualisation and intelligence platforms

CHALLENGES

Adoption

Experienced low levels of adoption for abstract or complicated technology themes

Measurement

Difficulty in understanding true bottom line benefit associated with technology and innovation initiatives

Capability

Identified skills and capability building requirements to enable rapid adoption of technology

Technology adoption and innovation in mining is an important aspect of our drive to deliver value by improving efficiencies and productivity within our organisation.

Sibanye-Stillwater has transformed its research and development focus, corporate and regional strategies and internal and external initiatives, to keep pace with the growth and transformation of the Group. Technology and innovation is contained within the Group Technical function and is responsible for implementing a comprehensive and cohesive global technology and innovation strategy.

JOHNNY 5
Robotic sampling at our Columbus metallurgical facility at the US PGM operations

Sibanye-Stillwater Integrated Annual Report 2019	254

HARNESSING TECHNOLOGY continued

The technology and innovation strategy has been fully aligned with the safe production strategy:

TECHNOLOGY AND INNOVATION STRATEGIC FRAMEWORK

OUR VALUES

Commitment · Accountability · Respect · Enabling · Safety

ENGAGED LEADERSHIP

ENABLED ENVIRONMENT

Reducing administrative load and providing financial resources to execute initiatives effectively, ensuring effective allocation of provisions. Centralised partnership and intellectual property (IP) management

- Additional execution resources
- Financial resources
- Thought leadership
- Internal/external partnership and IP management

EMPOWERED PEOPLE

Removing perceived risk of failure and consequences by celebrating failures and marketing successes and sustaining results from initiatives

- Transparency and shared learning
- Marketing of successes
- Celebration of failures

FIT-FOR-PURPOSE SYSTEMS

Creating a suitable platform for innovation management that allows for registration, prioritisation, resource allocation, execution and sustaining innovation

- Idea and innovation management platform
- External capacity for bespoke initiatives and development

The technology and innovation strategy represents a people centred approach that leverages the broader organisation to achieve technology adoption success. The focus is on value creation through three key tiers, namely:

The short-term executional tier — **Focuses on implementing quick-win initiatives** as well as continuous improvement programmes that are supplemented by technology.

The medium-term tactical tier — **Operates from a regional or commodity-specific perspective.** This tier manages programmes that form part of the strategic tier's portfolio of initiatives, establishes centres of excellence for themes that have global relevance or adopts technologies that have been proven in other regional or commodity specific centres of excellence. The tactical tier is also responsible for implementing technology and innovation culture and change frameworks that are developed by the strategic tier, ensuring a common global technology and innovation identity.

The long-term strategic tier — **Operates from a global perspective and manages the consolidation of long-term internal initiatives and strategies that have global relevance,** such as digital transformation. The strategic tier is also responsible for external research and development initiatives and partnerships with research institutions.

DIGITAL TRANSFORMATION

The vision of Sibanye-Stillwater’s digital transformation initiative is to enhance value creation through digitalisation to create a prescriptive data-driven organisation, effective in the safe, sustainable and responsible extraction and beneficiation of our resources.

Digital transformation is a unique and key strategic technology pillar that is applicable to all aspects of the Group. As such, a dedicated functional and governing executive sub-committee, comprised of relevant representation from Group technical, shared services, the SA and US operations, was established. The digital transformation executive-committee supports the digital transformation initiative and is resourced with an agile, multi-

Sibanye-Stillwater Integrated Annual Report 2019	255

HARNESSING TECHNOLOGY continued

disciplinary team, sponsored by the Group executive committee, that focuses on value realisation across the mining value chain and ancillary support functions.

During the establishment of the digital transformation initiative, it became apparent that there was significant value in leveraging external expertise to fast track ideation and prioritisation of key strategic aspects of the initiative. Consequently, Sibanye-Stillwater established an advisory panel of globally renowned disruptors from various industries and institutions. The value contribution of the advisory committee was immediate, with members accelerating our internal understanding.

Key to our digital transformation strategy, and in preparation for the fourth industrial revolution, we are investing significantly in establishing a suitable base with which to leverage the concept of big data, as well as integrate the various technologies associated with the revolution.

To understand and demonstrate the achievable value creation through digital transformation, we have partnered with South African company, DataProphet, to implement an artificial intelligence (AI) powered plant optimisation system. AI is used to extract value from historical data and optimise manufacturing and mineral processing plants. On processing the data, the solution creates a learnt digital twin of the plant and can deduce the entire process from the equivalent of hundreds of years’ worth of institutional knowledge embedded in the data. Optimum operating patterns are identified from the historical data and used to prescribe actions based on the current operating characteristics of the plant. These prescriptions are provided within the context of a systemwide view which takes into consideration upstream and downstream processes. The result is a reduction in variation and improved plant metrics through optimised and unified operations. Preliminary indications suggest that, when applied, a potential recovery change of between 1.5% and 3% is achievable with no significant amendments to other quality parameters. This translates to a commensurate improvement of ounces produced through treatment of the same volume of mined ore.

INNOVATION CULTURE FRAMEWORK

Concurrently with, and partly as an enabler to, our technology and innovation strategy, we are building an innovation culture framework, supported by an idea and innovation management process, with the aim of establishing a way for people’s ideas to be heard, enhanced through collaboration with the broader organisation, elevated and funded and thus benefit the business. These ideas are not limited to technology and digitalisation but can also be general innovation and new ways of working.

The framework’s idea and innovation management process is designed to be a collaborative and democratic process that empowers and enables the broader organisation through the use of fit-for-purpose systems. Implementation of the idea and innovation management platform began in early 2020, starting with integrated shared services, to be followed by the operations. The process is designed to encapsulate both bottom-up innovation as well as top-down direction in the form of innovation challenges which are designed by various levels of management, aligned with key challenges and strategic goals and posed to the broader organisation.

Combined cultural and technological experiments have been conducted to see if, once the barriers to entry into the technological arena have been removed, particularly costs and administration, teams would take up the innovation challenge. Outcomes of the experiments have been positive, with large interdisciplinary teams working together and implementing concepts that are valuable to the company.

KEY TECHNOLOGY INITIATIVES

As part of the digital transformation initiative, the team identified significant opportunity in increasing overall equipment effectiveness (OEE) by using information that resides on numerous digital systems installed on fixed and mobile machinery. Machine telemetry and qualitative data are gathered and routed to a central database where this is aggregated and analysed. Through various forms of analysis and modelling, the effectiveness and associated productivity of a specific, or sets of, machinery, can be determined and potential improvement opportunities identified. In the case of fixed plant machinery, new operating and maintenance paradigms can be established that improve performance and reduce cost. In the mining environment, the analysis can be used to optimise extraction methodologies and processes, optimise logistics, increase asset utilisation, reduce cost and improve production. In both instances, potential changes can be assessed prior to implementation with a relatively high level of confidence, reducing the risk that significant changes may impose on an otherwise stable process.

Sibanye-Stillwater Integrated Annual Report 2019	256

HARNESSING TECHNOLOGY continued

Three separate initiatives were implemented in 2019, the primary objectives of which were to understand and demonstrate the practicality, applicability and potential value of the concept and enabling technology. The intended focus areas and initiatives are as follows:

Logistical optimisation:
Using telemetry and behavioural data to optimise the use and improve the safety of locomotives within the gold segment.

Optimised metallurgical processing:
In partnership with the aforementioned, DataProphet, improving plant production and quality through the use of historical data and deep learning to extrapolate revised operating recipes and models based on historical positively anomalous performance.

Potential machine use and associated production improvement potential of 8%-10% through the aggregation and visualisation of telemetry and production data on mechanised mining machinery.

Behavioural interventions resulted in further reductions in locomotive related injuries (about 70% fewer in 2018 and a further 25% fewer in 2019) as well as a sustained locomotive related fatality free period of two years, building on past enabling interventions that were implemented in 2018. Vehicle telemetry data aggregation established and stabilised enabling further analysis into fleet and maintenance optimisation.

Potential concentration recovery improvement of 1.5%-3% without compromising grade in a 4E PGM concentrator.

1.

Overall equipment effectiveness:
Visualising key productivity and telemetry data in order to enable improved utilisation and effectiveness of trackless mobile machinery and production improvements in a mechanised mining environment.

2.

Logistical optimisation:
Using telemetry and behavioural data to optimise the use and improve the safety of locomotives within the gold segment.

3.

Optimised metallurgical processing:
In partnership with the aforementioned, DataProphet, improving plant production and quality through the use of historical data and deep learning to extrapolate revised operating recipes and models based on historical positively anomalous performance.

All three initiatives were successfully implemented, yielding extremely positive results and initial analysis respectively:

1.

Potential machine use and associated production improvement potential of 8%-10% through the aggregation and visualisation of telemetry and production data on mechanised mining machinery.

2.

Behavioural interventions resulted in further reductions in locomotive related injuries (about 70% fewer in 2018 and a further 25% fewer in 2019) as well as a sustained locomotive related fatality free period of two years, building on past enabling interventions that were implemented in 2018. Vehicle telemetry data aggregation established and stabilised enabling further analysis into fleet and maintenance optimisation.

3.

Potential concentration recovery improvement of 1.5%-3% without compromising grade in a 4E PGM concentrator.

RESEARCH AND DEVELOPMENT PARTNERSHIPS

Mandela Mining Precinct

The Mandela Mining Precinct (MMP), an outcome of the government-supported Mining Phakisa process, and previously referred to as the Mining Precinct’s Innovation Hub, was opened in September 2018. The MMP creates a space for researchers from various institutions and organisations to collaborate and work together. The function of the precinct is to co-ordinate research activities towards the revitalisation of South Africa’s mining operations through the development of next-generation mining systems.

Sibanye-Stillwater participates in the MMP’s six steering committees, which meet quarterly and the innovation team, which meets three times a year.

Sibanye-Stillwater Digital Mining Laboratory

The Sibanye-Stillwater and the University of the Witwatersrand (Wits) Mining Institute’s (WMI) Digital Mining Laboratory (DigiMine) was launched in 2018. DigiMine is a 21st century state-of-the-art mining laboratory and post graduate research entity. The aim of the laboratory is to make mining safer and more sustainable using digital technologies.

The DigiMine collaborative effort between the Wits Mining Institute and Sibanye-Stillwater is funded under two separate agreements of R12.5 million (2015 – 2017) and R15 million (2018 – 2020) respectively. The funding supports fundamental and applied research efforts within DigiMine and provides for student support and infrastructure upgrades in the Wits Mining Institute.

To date, the WMI has given vacation work opportunities to 37 undergraduate students, 13 postgraduate students graduated with a Master’s degree, and five PhD candidates graduated with a doctorate. In addition, 32 journal and conference research articles were published – many of which are international. Due to this high impact, WMI staff and students receive regular invitations to speak and share ideas on leading practices for 21st-century mining. This is more than a significant contribution to Professor Habib’s objective to increase the University’s research output and would not have been possible without the support of Sibanye-Stillwater.

Sibanye-Stillwater is providing DigiMine with an additional R10 million in funding annually from 2019 to 2021, over and above an original commitment to the project.

Sibanye-Stillwater Integrated Annual Report 2019	257

HARNESSING TECHNOLOGY continued

Annual funding under this agreement is being directed to five core focus areas, progress in which is described below:

DigiMine core focus areas	Progress in 2019
Fast-tracking of WMI-initiated technologies and prototypes through DigiMine, in partnership with the Wits Siemens Solutions Laboratory

Identified, scoped and workshopped three specific projects, which focus on applying digital technology and analytics to conventional problems like rock mass management, ventilation, tailings. A review of a further three projects is ongoing.

Fast-tracking of mine seismicity research

Integration has taken place with the school of geo-science (Wits). We are establishing a database of all seismic events over an extended period. Deep learning will be applied to that information to see if any patterns can be identified.

Enhancing the sustainability of the WMI and DigiMine	A fund has been established into which R1 million is deposited per annum.
Enhancing the delivery structure for the research and development agenda	A head of DigiMine has been appointed, and administrative help engaged.
The creation of the Sibanye-Stillwater Health and Safety DNA project

Planning was completed and a pilot site identified. Deployment commenced in the last quarter of 2019. Different methods of onboarding have been examined, with the aim of embedding safety from the day of engagement. The development of phone applications is taking place as part of investigations into how best to deliver safety training material.

Establishing training facilities at University of Johannesburg

Sibanye-Stillwater has also made the same two investments into the University of Johannesburg’s mining engineering faculty, which is being used to establish complimentary infrastructure that supports Sibanye-Stillwater’s long-term research and development strategy. A virtual reality training simulator is being built that will support the development of 21st century mining graduates by giving them a real-world experience without the need to go to a mine.

OUTLOOK AND FUTURE FOCUS FOR TECHNOLOGY

Sibanye-Stillwater’s key focus in the near term will be the following:

1.	Implement, embed and sustain the innovation culture framework and supporting infrastructure in order to enhance organisational ability to adapt to, and, adopt disruptive and value enhancing technology at scale as well as capitalise on the collective intelligence of the organisation.
2.	Embed, sustain and expand on initiatives that demonstrated value during 2019.
3.	Continue research and development in order to understand emerging technology themes and trends and pursue new opportunities.
4.	Continue to support partner entities and institutions and develop new relationships and partnerships.

Our medium-term focus will be on further developing our technology and innovation strategy to include new research, development and implementation models that enhance the sustainability of the initiative as well as the broader organisation.

INFORMATION AND COMMUNICATION TECHNOLOGY

The governance and management of information and related communication technologies (ICT) have become increasingly critical as our dependence on the use of technology to share and collect information has increased. See Corporate governance for more information on the governance and management of ICT.

Sibanye-Stillwater Integrated Annual Report 2019	258

HARNESSING TECHNOLOGY continued

In 2019, the integration of the US operations ICT infrastructure into the corporate ICT architecture was completed and we are now operating as one Group function. The ICT Group structure was redefined to prioritise core focus on digital enablement. ICT established the Digital Innovation Hub, that aims to align technology with our business goals, enabling a contribution to Sibanye-Stillwater’s strategic objectives.

We established the Sibanye-Stillwater: Marikana integration programme to execute identified synergies and opportunities, with integration of the Marikana ICT landscape prioritised for completion by the end of 2020.

The Group strategy to help standardise operations and financials within Sibanye-Stillwater was developed during 2019, and the Marikana SAP integration strategy approved by the Integration Steering Committee. The strategic aim of the ERP project is to combine our current SAP platforms into one integrated system. As an existing SAP customer, we will leverage our investment and produce a consolidated SAP environment for the SA operations by July 2020. The process to gain insight into the US operations ERP platform was initiated and an analysis of the JD Edwards software platform was performed. ERP platform alignment with the aim of creating one integrated business platform is set to start in June 2020.

Sibanye-Stillwater has adopted a hybrid cloud model which is best suited to our operating model. The ICT infrastructure migration to a centrally hosted data centre facility is set for completion by July 2020. This central facility will host the core of the Sibanye-Stillwater business systems and will enable Sibanye-Stillwater to benefit from increased bandwidth and availability and place it in a position to optimally support all central services to the SA and US operations.

The project to review the storage and keeping of information and records in line with the Protection of Personal Information Act (POPI) continued and is being aligned with the European Union’s General Data Protection Regulations (GDPR).

CYBER SECURITY

Security of our ICT systems, network and information, which apply innovative technology to enhance operational and knowledge performance, is essential. We developed a cybersecurity framework to govern the security regulations as required.

Our service efficiency centre established to monitor and respond to threats to the Group’s ICT system on a 24/7 basis continued this role during 2019. We successfully prevented major security threats and assisted with the investigation where attempts were made.

Internal and external vulnerability tests provide feedback on our ability to prevent and remedy hacking attacks, and in 2019 showed that we maintain a high level of cyber security. We initiated the cyber security training and awareness platform, which has been very successful in educating our user community and thus minimising cyber attacks.

The disaster recovery testing for critical and core business applications is performed on an annual basis, and application recovery plans are then documented. This process is then followed by a business impact assessment of the Group’s essential information assets necessitating protection, which includes reviews of recovery procedures and security controls. Plans are in place to replicate applications with critical and high availability requirements at alternative data centres throughout the Group.

Outlook and plans for technology, innovation and ICT for 2020

● As part of the development of our Fourth Industrial Revolution roadmap, we will be investigating ways to improve the velocity and veracity of our data, using, for instance, Kiosk data collection. This will also complement the idea management process and enable the use of currently unused data in pursuit of accessing leading indicators

●	Increased focus on the integration activities with our Marikana operations will remain a key area for 2020
●	The execution of our ERP One project is key to the business and needs to be executed successfully
●	ICT footprint reduction at our PGM operations in the North West will receive priority
●	The execution of our SAP project for the group. This includes the implementation of a single SAP instance for our SA operations which is set for completion in July 2020
●	The successful implementation and conversion of our Marikana operations HR payroll is in progress and set for completion at the end of February 2020
●	Automation opportunities will receive priority. We have restructured the operating model with key focus around digital innovation. ICT will drive continuous improvement and create exciting change in the way we traditionally performed business functions. New tech trends, like IoT, IIoT, edge computing and automation will be introduced

Sibanye-Stillwater Integrated Annual Report 2019	259

FOUR-YEAR STATISTICAL REVIEW

		2019				2018				2017				2016
		Group	US operations	SA operations		Group	US operations	SA operations		Group	US operations	SA operations		Group	SA operations
	Unit		PGM	PGM	Gold		PGM	PGM	Gold		2 PGM	PGM	Gold		1 PGM	Gold
Employment
Salaries and wages paid	R million	21,163	3,144	10,601	7,418	15,710	2,583	5,483	7,645	15,323	1,599	5,724	8,000	9,276	1,483	7,793
Employee costs share % of cost of sales before amortisation and depreciation	%	38	16	58	40	38	22	45	43	42	23	49	45	45	44	45
No. of employees including contractors – total [3]		84,521				64,906				66,472				74,531
Female representation in the workforce	%	13	9.3	11	14	13	8.5	15	12	13	7	14	12
Safety
No. of fatalities		[4] 6	0	6	0	24	0	3	21	11	0	2	9	14	2	12
Lost-time injury frequency rate (LTIFR) [5]		[4] 5.23	10.13	4.77	5.62	5.89	9.97	4.68	6.52	5.78	[6] 7.80	4.69	[7] 6.33	6.62	4.84	6.99
Medically treated injury frequency rate (MTIFR) [5,7]		[4] 3.17	22.24	3.06	2.14	2.69	24.51	1.95	2.32	2.60	24.65	2.44	[7] 2.26	3.85	5.72	3.47
Health
No. of cases reported:
Silicosis [8]		[4] 131	NA	60	71	165	NA	106	59	261	NA	68	193	240	89	151
Noise-induced hearing loss (NIHL) [8,9]		[4] 355	0	189	166	243	0	167	76	193	0	100	93	188	62	126

Sibanye-Stillwater | Integrated Annual Report 2019	260

FOUR-YEAR STATISTICAL REVIEW continued

		2019				2018				2017				2016
		Group	US operations	SA operations		Group	US operations	SA operations		Group	US operations	SA operations		Group	SA operations
	Unit		PGM	PGM	Gold		PGM	PGM	Gold		2 PGM	PGM	Gold		1 PGM	Gold
Employment
Chronic obstructive airways disease [8]		[4] 68	NA	39	29	70	NA	41	29	50	0	13	37	46	16	30
Cardiorespiratory tuberculosis (TB) – new and retreatment cases		[4] 491	NA	270	221	480	NA	155	325	570	NA	148	422	707	73	634
TB incidence – new and relapse cases		[4] 553	NA	284	269	539	NA	157	382	623	NA	148	475	707	[23] 73	634
Highly-active antiretroviral treatment (HAART) patients on treatment and in active employment [10]	Number	[4] 10,744	NA	[10] 3,731	7,013	9,745	NA	3,090	6,655	9,761	NA	3,133	6,628	9,925	3,545	6,380

Sibanye-Stillwater Integrated Annual Report 2019	261

FOUR-YEAR STATISTICAL REVIEW continued

		2019				2018				2017				2016
		Group	US operations	SA operations		Group	US operations	SA operations		Group	US operations	SA operations		Group	SA operations
	Unit		PGM	PGM	Gold		PGM	PGM	Gold		2 PGM	PGM	Gold		1 PGM	Gold
Environment
Cyanide consumption	000t	2,509	NA	NA	2,509	3,450	NA	NA	3,450	7,552	NA	NA	7,552	11,967	NA	11,967
Total CO2e emissions: Scope 1 and 2 [11]	000t	[4] 7,414	251	3,149	4,014	5,666	141	1,442	4,083	6,598	215	1,616	4,766	5,432	575	4,857
Scope 3 [12]	000t	[4] 1,597	211	953	433	2,157	569	995	593	2,539	544	980	1,016	1,029	180	849
Emissions intensity [13]	tCO2e/t milled	0.16	0.18	0.10	0.27	0.14	0.11	0.07	0.24	0.13	0.01	0.06	0.25	0.22	0.12	0.24
SO2 emissions [14]	tonnes	1,893	[4] 3.7	[4] 1,889	0	660	[5] 4.4	197	459	611	6	200	405	667
Electricity consumed	TWh	[4] 5.98	0.35	2.22	3.41	5.60	0.32	1.49	3.79	6.01	0.24	1.61	4.16	4.72	0.6	4.16
Diesel	TJ	[4] 1,136	368	662	105	1,003	314	481	208	853	179	460	214	462	207	255
Total water withdrawn	000ML	[4] 123.9	3.6	19.5	100.8	126	4	16	106	126	2	14	109	112	4	107
Water used [15]	000ML	50.0	0.95	19.3	29.7	56	1.2	16	39	55	1	14	40	46	4	41
Water use intensity [19]	kL/t treated	1.17	[16] 0.63	0.74	1.97	1.35	[16] 0.35	0.78	2.23	1.32	0.43	0.69	2.10	1.71	0.66	2.05
Environmental incidents: level 3 and higher	Number	[4] 5	0	2	3	6	1	3	2	18	6	3	9	19	13	6
Gross rehabilitation liabilities	R billion	10.90	0.59	5.63	4.68	7.77	0.67	2.83	4.27	7.46	0.56	2.72	4.18	6.15	2.03	4.12
Representation (South Africa) [21]
Top management (Board)%		[4] 45				46				45				31	NA	NA
Senior management (executives)%		[4] 41				36				40				45	NA	NA
Middle management (E band)%		[4] 46	NA	48	42	40	NA	33	43	36	NA	38	35	29	33	25

Sibanye-Stillwater Integrated Annual Report 2019	262

FOUR-YEAR STATISTICAL REVIEW continued

		2019				2018				2017				2016
		Group	US operations	SA operations		Group	US operations	SA operations		Group	US operations	SA operations		Group	SA operations
	Unit		PGM	PGM	Gold		PGM	PGM	Gold		2 PGM	PGM	Gold		1 PGM	Gold
Environment
Junior management (D band)%		[4] 52	NA	55	48	49	NA	52	48	50	NA	53	49	53	58	48
Social and procurement spend
Total socio-economic development (SED) [17]	R million	[4] 158	5.76	59	93	1,390	5.13	399	986	1,161	3	367	792	656	87	569
Social and labour plan (SLP) projects [17]	R million	[4] 1,584	NA	945	639	18	NA	15	3	24	NA	11	13	59	12	47
Total BEE procurement spend [18]	R million	[4] 14,529	NA	9,093	5,436	10,841	NA	5,505	5,336	10,605	NA	4,901	5,704	7,585	2,689	4,896
Capital goods [18]	%	NA	NA	NA	NA	82	NA	83	75	81	NA	82	81	81	85	77
Services [18]	%	70	NA	78	60	76	NA	85	81	77	NA	82	73	84	93	79
Consumables [18]	%	80	NA	79	80	81	NA	83	70	78	NA	78	77	68	88	62
% of total procurement [18]	%	74	NA	79	67	79	NA	83	75	78	NA	80	76	77	90	71
Other
Current tax and royalties	R million	2,280				308				903				1,678
Research and development	R million	47				19				13				16

1The SA PGM operations for 2016 represented nine months’ data for Kroondal (50%), Mimosa (50%) and Platinum Mile (50%), where applicable and two months for Rustenburg operations

Health data for 2016 includes 12 months of SA PGM operations

2As the US PGM operations were acquired in May 2017, this represents eight months in that year

3For a detailed breakdown of employees and contractor numbers, refer to the Superior value for the workforce section

4The sustainable development indicators for 2019 have been externally assured by PwC.

For details on similar assurance in prior years, refer to prior integrated reports available at www.sibanyestillwater.com

Sibanye-Stillwater Integrated Annual Report 2019	263

FOUR-YEAR STATISTICAL REVIEW continued

5Rate per million hours worked

6 These indicators were restated due to rounding and the re-application of the Group definition

7 Includes certain minor injuries

8Includes new and resubmission cases

9The NIHL testing method differs at the US and SA operations

10HAART Statistics for 2019 exclude the newly acquired Marikana operation

[11]

Scope 1 and 2 emissions include fugitive mine methane. The fugitive mine methane emissions for 2019 amounted to 366 037t CO2e. We have chosen to report our Scope 1 and Scope 2 emissions separately from our Scope 3 emissions as Scope 1 and Scope 2 emissions are under our direct control while Scope 3 emissions represent the effect of our business activities across the supply chain. Although it is not a mandatory Intergovernmental Panel on Climate Change reporting category, we are also reporting our fugitive mine methane emissions in the Free State province of South Africa in line with the transparency principle of the ISO greenhouse gas quantification standard. Though the base year and prior year emissions has as yet not been restated to include the Marikana operations, as a first step, towards meeting the recommendations of the World Resources Institute, greenhouse gas protocol, A corporate accounting and reporting standard, revised edition, the scope 1 and 2 emissions and scope 3 emissions include the emissions from the Marikana operations for the 2019 calendar year. The Marikana operations were acquired in June 2019 and the full integration and alignment is still underway. Scope 2 emissions are representative of the market-based method. For years prior to 2019, the location-based scope 2 emissions were used as a proxy for the market-based emissions in accordance with the WRI GHG Protocol

12 The following Scope 3 categories are included:

◾	Purchased goods and services: CO2e emissions associated with extraction and production
◾	Capital goods: CO2e emissions associated with production of purchased company-owned vehicles
◾	Fuel- and energy-related emissions not included in Scope 1 or Scope 2: emissions associated with extraction, production and transportation of diesel, petrol, liquid petroleum gas, coal, blasting agents, oxyacetylene and grid electricity
◾	Upstream transportation and distribution: CO2e emissions associated with transportation and distribution of purchased commodities
◾	Waste generated in operations: CO2e emissions associated with disposal and treatment of Sibanye-Stillwater’s solid waste and waste water in facilities owned or operated by third parties (such as municipal landfills and waste water treatment facilities)
◾	Business travel: CO2e emissions associated with employees work-related travel for the SA operations
◾	Employee commuting: CO2e emissions associated with transportation of Sibanye-Stillwater’s employees between homes and work sites
◾	Downstream transportation and distribution: CO2e emissions associated transportation of products from Sibanye-Stillwater sites
◾	Use of sold products: CO2e emissions associated with the use of products
◾	End-of-life treatment of sold products: CO2e emissions associated with smelting to repurpose products
◾	Downstream leased assets: CO2e emissions associated with the leasing of houses where emissions are generated from electricity use at the SA operations
◾	Investments: CO2e emissions from investments

13 Emissions intensity (t CO2e per t milled) is the intensity ratio of total Scope 1 and 2 emissions to tonnes milled at the operations under our operational control

14 Sulphur dioxide (SO2) emissions for the SA and US operations are from the PGMs smelting operation. In 2019, Sibanye-Stillwater acquired Marikana operations and SO2 from PGM smelting has been identified as a key performance indicator for assurance. SO2 from smelting is applicable to the Marikana operations at the SA operations and the smelter of the metallurgical complex at the US operations

15 This year we report on the volume of water used rather than on the volume recycled and reused. Sibanye-Stillwater operates mines that generate almost zero effluent (100%) consumed and mines that must discharge certain volumes of water in terms of their water use licences to satisfy the requirements of the environmental reserve and/or to satisfy dewatering requirements. Nevertheless, Sibanye-Stillwater continues to practice effective water conservation and water demand management in accordance with the requirements of each of its water use licences

16 Water use intensity in the US operations is 0.63kL/tonne treated in 2019. The US mines are relatively dry and water use is low, given that most of the water withdrawn is discharged through the water recycle/reuse systems in place. In addition, given the high rainfall, water is collected and a significant amount of storm water is used in the process facilities. Almost all the water discharged is treated. For 2018, the intensity levels for the US operations were calculated using water tonnes treated, not mining tonnes treated

Sibanye-Stillwater Integrated Annual Report 2019	264

FOUR-YEAR STATISTICAL REVIEW continued

17 Definitions have changed from previous years

18 The BEE proportion of total procurement applies to procurement spend in South Africa only

19 For detail on these figures, refer to footnote 7 in Minimising our environmental impact (under water management)

21 HDP in management includes management classified as designated groups and employed at management levels (excluding foreign nationals and white males)

Sibanye-Stillwater Integrated Annual Report 2019	265

ANNUAL FINANCIAL REPORT

Contents
Overview
267	Five-year financial performance
271	Management’s discussion and analysis of the financial statements

ACCOUNTABILITY
292	Statement of responsibility by the Board of Directors
292	Company secretary’s confirmation
293	Report of the Audit Committee
297	Directors’ report
303	Report of independent registered public accounting firm

CONSOLIDATED FINANCIAL STATEMENTS
309	Consolidated income statement
309	Consolidated statement of other comprehensive income
310	Consolidated statement of financial position
311	Consolidated statement of changes in equity
312	Consolidated statement of cash flows
313	Notes to the consolidated financial statements

The audited consolidated financial statements for the year ended 31 December 2019 have been prepared by Sibanye-Stillwater’s group financial reporting team headed by Jacques Le Roux. This process was supervised by the Group’s CFO, Charl Keyter and authorised for issue by Sibanye-Stillwater’s Board of Directors on 22 April 2020.

ancillary information
386	Shareholder information
389	Administration and corporate information

On 24 February 2020, Sibanye Stillwater Limited and Sibanye Gold Limited implemented a scheme of arrangement in terms of section 114 of the South African Companies Act, 2008, which resulted in, amongst other things, Sibanye Gold Limited’s operations being reorganised under Sibanye Stillwater Limited, which became the parent company of the group (the Reorganisation). See Consolidated financial statements—Notes to the consolidated financial statements—Note 38.1 Sibanye Gold Limited scheme of arrangement. The historical financial statements included in this report are those of Sibanye Gold Limited. See —Historical consolidated financial statements. Accordingly, in this annual financial report, references to “Sibanye-Stillwater” shall include Sibanye Gold Limited and its subsidiaries prior to the implementation of the Reorganisation and, Sibanye Stillwater Limited and its subsidiaries, subsequent to the implementation of the Reorganisation, as the context requires.

Sibanye-Stillwater Annual Financial Report 2019	266

FIVE-YEAR FINANCIAL PERFORMANCE

		2019	2018	2017	2016	2015
Group operating statistics
US PGM operations[1]
Production
Ore milled	’000t	1,411	1,339	855	-	-
Platinum produced	‘000 2Eoz	133	134	85	-	-
Palladium produced	‘000 2Eoz	460	459	291	-	-
PGM produced	‘000 2Eoz	594	593	376	-	-
PGM sold	‘000 2Eoz	578	594	355	-	-
PGM recycled	‘000 2Eoz	853	687	517	-	-
Price and costs
Average basket price	R/2Eoz	20,287	13,337	12,330	-	-
	US$/2Eoz	1,403	1,007	927	-	-
Operating cost[2]	R/t	4,200	3,353	3,081	-	-
	US$/t	290	253	232	-	-
	R/2Eoz	9,978	7,576	7,001	-	-
	US$/2Eoz	690	572	526	-	-
Adjusted EBITDA[3]	Rm	7,291	4,152	2,143	-	-
Adjusted EBITDA margin[4]		27	26	23	-	-
All-in sustaining cost[5]	R/2Eoz	11,337	8,994	8,707	-	-
	US$/2Eoz	784	677	651	-	-
All-in sustaining cost margin[6]	%	45	37	29	-	-
All-in cost[5]	R/2Eoz	14,763	11,651	11,097	-	-
	US$/2Eoz	1,021	880	821	-	-
All-in cost margin[6]	%	29	18	10	-	-
Capital expenditure
Total capital expenditure	Rm	3,393	2,833	1,654	-	-
SA PGM operations
Production
Ore milled	’000t	31,624	25,841	26,196	11,612	-
Platinum produced	‘000 4Eoz	948	685	695	239	-
Palladium produced	‘000 4Eoz	489	364	372	136	-
PGM produced	‘000 4Eoz	1,608	1,176	1,194	421	-
PGM sold	‘000 4Eoz	1,306	1,176	1,194	421	-
Price and costs[7]
Average basket price	R/4Eoz	19,994	13,838	12,534	12,209	-
	US$/4Eoz	1,383	1,045	942	832	-
Operating cost[2]	R/t	724	474	467	373	-
	US$/t	50	36	35	25	-
	R/4Eoz	14,699	11,019	10,831	7,993	-
	US$/4Eoz	1,017	832	814	545	-
Adjusted EBITDA[3]	Rm	8,796	2,882	1,594	350	-
Adjusted EBITDA margin[4]		32	19	12	9	-
All-in sustaining cost[5]	R/4Eoz	14,857	10,417	10,399	10,404	-
	US$/4Eoz	1,027	787	782	709	-
All-in sustaining cost margin[6]	%	20	28	16	8	-
All-in cost[5]	R/4Eoz	14,875	10,472	10,401	10,404	-
	US$/4Eoz	1,027	791	782	709	-
All-in cost margin[6]	%	20	27	16	8	-
Capital expenditure
Total capital expenditure	Rm	2,248	1,000	1,035	327	-

Sibanye-Stillwater Annual Financial Report 2019	267

FIVE-YEAR FINANCIAL PERFORMANCE continued

		2019	2018	2017	2016	2015
SA gold operations
Production
Ore milled	’000t	41,498	27,199	19,030	20,181	19,861
Gold produced	kg	29,009	36,600	43,634	47,034	47,775
	’000oz	933	1,177	1,403	1,512	1,536
Gold sold	kg	28,743	36,489	43,763	46,905	47,775
	’000oz	924	1,173	1,407	1,508	1,536

Price and costs
Gold price	R/kg	648,662	535,929	536,378	586,319	475,508
	US$/oz	1,395	1,259	1,254	1,242	1,160
Operating cost[2]	R/t	446	648	937	862	825
	US$/t	31	49	70	59	65
	R/kg	637,681	490,209	408,773	369,707	342,857
	US$/oz	1,372	1,151	956	784	836
Adjusted EBITDA[3]	Rm	(969)	1,362	5,309	9,920	6,235
Adjusted EBITDA margin[4]	%	(5)	7	23	36	27
All-in sustaining cost[5]	R/kg	717,966	557,530	482,693	450,152	422,472
	US$/oz	1,544	1,309	1,128	954	1,031
All-in sustaining cost margin[6]	%	(11)	(4)	10	23	11
All-in cost[5]	R/kg	735,842	583,409	501,620	472,585	430,746
	US$/oz	1,583	1,370	1,173	1,002	1,051
All-in cost margin[6]	%	(13)	(9)	6	19	9
Capital expenditure
Total capital expenditure	Rm	2,066	3,248	3,410	3,824	3,345

1 The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes recycling material which is excluded from the 2E PGM production, average basket price, operating cost, All-in sustaining cost and All-in cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace

2 Operating cost is the average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled in the same period, and operating cost per kilogram and ounce is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold or platinum group metals (PGM) produced in the same period

3 The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity. For a reconciliation of (loss)/profit before royalties and tax to adjusted EBITDA, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 26.9: Capital management

4 Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue

5 Sibanye-Stillwater presents the financial measures “All-in sustaining costs”, “All-in costs”, “All-in sustaining cost per kilogram”, “All-in sustaining cost per ounce”, “All-in cost per kilogram” and “All-in cost per ounce”, which were introduced during the year ended 31 December 2013 by the World Gold Council (the Council). Despite not being a member of the Council at the time, Sibanye-Stillwater adopted the principles prescribed by the Council. The Council is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold from industry, consumers and investors and is not a regulatory organisation. The Council has worked with its member companies to develop a metric that expands on International Financial Reporting Standards (IFRS) measures such as cost of goods sold and currently accepted non-IFRS measures to provide relevant information to investors, governments, local communities and other stakeholders in understanding the economics of gold mining operations related to expenditures, operating performance and the ability to generate cash flow from operations. This is especially true with reference to capital expenditure associated with developing and maintaining gold mines, which has increased significantly in recent years and is reflected in this metric

All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce metrics are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies

All-in costs excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings

All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure growth

For a reconciliation of cost of sales, before amortisation and depreciation to All-in costs, see –Overview–Management’s discussion and analysis of the financial statements–2019 financial performance compared with 2018–Cost of sales–All-in costs

6 All-in sustaining cost margin is defined as revenue minus All-in sustaining costs divided by revenue. All-in cost margin is defined as revenue minus All-in costs divided by revenue

7 The total SA PGM operations unit cost benchmarks (including capital expenditure) exclude the financial results of Mimosa, which is equity accounted, and excluded from revenue and cost of sales

Sibanye-Stillwater Annual Financial Report 2019	268

FIVE-YEAR FINANCIAL PERFORMANCE continued

		2019	2018	2017	2016	2015
Group financial statistics[1]
Income statement
Revenue	Rm	72,925	50,656	45,912	31,241	22,717
Cost of sales, before amortisation and depreciation	Rm	56,100	41,515	36,483	20,709	16,380
Amortisation and depreciation	Rm	(7,214)	(6,614)	(5,700)	(4,042)	(3,637)
Profit/(loss) for the year	Rm	433	(2,521)	(4,433)	3042.7	538
Profit/(loss) for the year attributable to owners of Sibanye-Stillwater	Rm	62	(2,500)	(4,437)	3,473	717
Basic earnings per share	cents	2	(110)	(229)	225	47
Diluted earnings per share	cents	2	(110)	(229)	225	47
Headline earnings per share	cents	(40)	(1)	(12)	162	44
Dividend per share	cents	-	-	60	175	72
Weighted average number of shares	’000	2,507,583	2,263,857	1,933,850	1,544,650	1,534,955
Diluted weighted average number of shares	’000	2,578,955	2,263,857	1,933,850	1,546,811	1,540,626
Number of shares in issue at end of period	’000	2,670,029	2,266,261	2,168,721	929,004	916,140
Statement of financial position
Property, plant and equipment	Rm	57,480	54,558	51,445	27,240	22,132
Cash and cash equivalents	Rm	5,619	2,549	2,062	968	717
Total assets	Rm	101,072	84,923	76,072	41,721	28,266
Net assets	Rm	31,138	24,724	23,998	16,469	14,985
Stated share capital	Rm	40,662	34,667	34,667	21,735	21,735
Borrowings[2]	Rm	23,736	24,505	25,650	8,974	3,804
Total liabilities	Rm	69,934	60,199	52,074	25,252	13,281
Statement of cash flows
Net cash from operating activities	Rm	9,464	12,197	2,741	4,406	3,515
Net cash used in investing activities	Rm	(4,865)	(7,744)	(28,144)	(9,444)	(3,340)
Net cash (used in)/from financing activities	Rm	(1,470)	(4,101)	26,807	5,446	(21)
Net increase in cash and cash equivalents	Rm	3,129	352	1,403	408	155
Other financial data
Adjusted EBITDA[3]	Rm	14,956	8,369	9,045	10,270	6,235
Net debt[4]	Rm	20,964	21,269	23,176	6,293	1,362
Net debt to adjusted EBITDA[5]	ratio	1.40	2.54	2.56	0.60	0.21
Net asset value per share[6]	R	11.66	10.91	11.07	17.73	16.36
Average exchange rate[7]	R/US$	14.46	13.24	13.31	14.68	12.75
Closing exchange rate[8]	R/US$	14.00	14.35	12.36	13.69	15.54
Share data
Ordinary share price – high	R	35.89	17.16	33.26	70.23	32.26
Ordinary share price – low	R	16.76	6.82	14.15	21.98	13.66
Ordinary share price at year end	R	35.89	10.02	15.78	25.39	22.85
Average daily volume of shares traded	’000	21,383	10,567	9,080	6,165	3,024
Market capitalisation at year end	Rbn	95.8	22.7	34.2	23.6	20.9

1 The selected historical consolidated financial data set out above have been derived from Sibanye-Stillwater’s consolidated financial statements for those periods and as at those dates which have been prepared in accordance with IFRS taking into account any changes in accounting principles. Headline earnings per share is calculated in terms of the guidance issued by the South African Institute of Chartered Accountants (SAICA), see –Consolidated financial statements–Notes to the consolidated financial statements–Note 10.3: Headline earnings per share

2 This represents total borrowings as per the consolidated financial statements, see–Consolidated financial statements–Notes to the consolidated financial statements–Note 26: Borrowings

3 The adjusted EBITDA is based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity. For a reconciliation of (loss)/profit before royalties and tax to adjusted EBITDA, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 26.9: Capital Management

4 Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater, and, therefore, exclude the Burnstone Debt and include the deriative financial instrument. Net debt excludes cash of Bursntone.

5 Net debt to adjusted EBITDA (ratio) is defined as net debt as at the end of a reporting period divided by adjusted EBITDA of the last 12 months ending on the same reporting date

6 Net asset value per share (ratio) is defined as total assets as at the end of a reporting period minus total liabilities as at the end of a reporting period divided by the total number of shares in issue on the same reporting date

7 The average exchange rate during the relevant period as reported by IRESS. The average exchange rate for the period through 24 April 2020 was R16.07/US. The following table sets forth the high and low exchange rates for each month during the previous six months

Month ended	High	Low
31 October 2019	15.40	14.51
30 November 2019	15.17	14.59
31 December 2019	14.87	13.96
31 January 2020	15.03	13.93
29 February 2020	15.83	14.67
31 March 2020	15.21	18.07
Through 24 April 2020	19.35	13.93

Sibanye-Stillwater Annual Financial Report 2019	269

FIVE-YEAR FINANCIAL PERFORMANCE continued

8 The closing exchange rate at period end. The closing exchange on 24 April 2020, as reported by IRESS, was R19.06/US$. Fluctuations in the exchange rate between the rand and the US dollar will affect the US dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the American Depositary Receipts (ADRs) on the NYSE. These fluctuations will also affect the US dollar amounts received by owners of ADRs on the conversion of any dividends paid in rand on the ordinary shares

Sibanye-Stillwater Annual Financial Report 2019	270

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

The following discussion and analysis should be read together with Sibanye-Stillwater’s consolidated financial statements including the notes, which appear elsewhere in this annual financial report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. See Forward-looking statements for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual financial report. The comparison of the Group’s 2018 financial performance to the Group’s 2017 financial performance can be found on pages 167 to 189 of Sibanye Gold Limited’s Annual Report on Form 20-F for the year ended 31 December 2018 filed with United States Securities and Exchange Commission on 8 April 2019.

Introduction

Sibanye-Stillwater is an independent, global, precious metals mining company producing a mix of metals that includes PGMs and gold. Domiciled and with its head office in South Africa, Sibanye-Stillwater owns and operates a portfolio of high-quality operations and projects that are located as follows:

US PGM operations

The East Boulder and the Stillwater (including Blitz) mines are located in Montana, in the United States. The Columbus Metallurgical Complex, which smelts the material mined to produce PGM-rich filter cake, also conducts PGM recycling activities.

SA PGM operations

The Kroondal, Rustenburg, Marikana and Platinum Mile operations are located on the western limb of the Bushveld Complex in South Africa, while Mimosa is on the southern portion of the Great Dyke in Zimbabwe. Platinum Mile is a retreatment facility. Mimosa is a 50:50 joint venture with Impala Platinum Holdings Limited.

SA gold operations

The Driefontein, Kloof and Cooke surface operations are located on the West Rand of the Witwatersrand Basin, while Beatrix is in the southern Free State goldfields of the Basin. Sibanye-Stillwater also has an interest in surface tailings retreatment facilities located from the East Rand to the West Rand through our 38.05% stake in DRDGOLD Limited (DRDGOLD) and is currently a de jure shareholder post the exercise of the option to increase its shareholding to 50.10%, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 38.2: DRDGOLD increase in shareholding.

Projects

Our projects are:

● Marathon, a PGM project in Ontario, Canada

● Altar and Rio Grande, copper-gold projects in the Andes in north-west Argentina, close to the Chilean border

● Denison project, a PGM project in Ontario, which was previously held in a subsidiary company of Lonmin

● Hoedspruit, Zondernaam and Vygenhoek, PGM projects in South Africa

● Burnstone and the southern Free State gold projects in South Africa

At our PGM operations in South Africa and Zimbabwe, the primary PGMs produced are platinum, palladium and rhodium, which together with gold, are referred to as 4E (3PGM+Au). Production by ratio is approximately 59% (2018:58%) platinum (Pt), 30% (2018:32%) palladium (Pd), 9% (2018:8%) rhodium (Rh) and 2% (2018:2%) gold (Au). During 2019 Sibanye-Stillwater changed to a toll arrangement to smelt and refine concentrate from its Rustenburg operations but retains ownership of the refined 4E metal produced. At its Marikana operations all concentrate is refined by its precious metal refinery, Kroondal and Platinum mile operations remain on a purchase of concentrate agreement.

The US PGM operations primarily produce palladium and platinum (78% palladium and 22% platinum), referred to as 2E (or 2PGM). The PGM-bearing ore mined is processed and smelted to produce a PGM-rich filter cake. A third party refines the filter cake to produce refined PGMs.

The major sources of demand for PGMs are for use in autocatalysts and jewellery. Combined, these two areas accounted for around 56% (2018: 69%) of gross platinum demand in 2019. Autocatalysts alone accounted for 32% (2018: 40%) of gross platinum demand and for 88% (2018: 85%) of gross palladium demand in 2019.

Sibanye-Stillwater mines, extracts and processes gold-bearing ore at its SA gold operations to produce a beneficiated product, doré, which is then refined at Rand Refinery Proprietary Limited (Rand Refinery) into gold bars with a purity of at least 99.5% in accordance with the London Bullion Market Association’s standards of Good Delivery. Sibanye-Stillwater holds a 44% interest in Rand Refinery, one of the largest refiners of gold globally, and the largest in Africa. Sibanye-Stillwater sells the refined gold to its customers who are international banks based in South Africa and a residual amount, below 5%, is sold to Rand Refinery.

The main sources of demand for gold are as a store of value (such as central bank holdings), as an investment (exchange traded funds, bars and coins), jewellery and for various industrial purposes.

In 2019, Sibanye-Stillwater delivered attributable PGM production of 0.59Moz (2E) (2018: 0.59Moz (2E)) and 1.61Moz (4E) (2018: 1.18Moz (4E)), and produced 29,009kg (0.93Moz) (2018: 36,600kg (1.18Moz)) of gold, from its US PGM, SA PGM and SA gold operations respectively.

During the year, Sibanye-Stillwater recognised a profit of R433 million (2018: loss of R2,521 million), of which R62 million profit (2018: R2,500 million loss) is attributable to the owners of Sibanye-Stillwater.

At 31 December 2019, Sibanye-Stillwater had 2E PGM mineral reserves of 26.9Moz (2018: 25.6Moz), 4E PGM mineral reserves of 28.2Moz (2018: 20.4Moz), and gold mineral reserves of 15.4Moz (2018: 16.6Moz).

Sibanye-Stillwater Annual Financial Report 2019	271

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

The following financial review provides stakeholders with greater insight into the financial performance and position of the Group during the periods indicated.

Factors affecting Sibanye-Stillwater’s performance

Commodity prices

Sibanye-Stillwater’s revenues are primarily derived from the sale of the PGMs and gold that it produces, from its own mines and its recycling facilities. For mined production, Sibanye-Stillwater does not generally enter into forward sales, commodity derivatives or other hedging arrangements in order to establish a price in advance of the sale of its production, unless these derivatives are used for risk mitigation and project funding initiatives. As a result, Sibanye-Stillwater is normally fully exposed to changes in commodity prices for its mined production. Metals from recycled material, which is solely produced at the Columbus metallurgical facilities in Montana, are sold forward at the time the material is purchased and they are delivered against the forward sales contracts when the ounces are recovered. This negates commodity price volatility and exposure during the outturn period of approximately sixty to ninety days.

As detailed previously, PGM and gold hedging is considered under one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; financing projects; or to safeguard the viability of higher cost operations, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 34.2: Risk management activities.

Historically, platinum, palladium and rhodium prices have been subject to wide fluctuations and are affected by numerous factors beyond Sibanye-Stillwater’s control, including international macroeconomic conditions and outlook, levels of supply and/or demand, any actual or potential threats to the stability of supply and/or demand, inventory levels maintained by users and producers, liquidity of above ground excess inventories, actions of participants in the commodities markets and currency exchange rates, particularly the rand to the US dollar.

In addition, platinum, palladium and rhodium exchange-traded funds (ETFs) have added a further element of unpredictability and volatility to the pricing environment and may increase volatility in PGM prices, particularly during structurally tight markets. ETF investors may exhibit procyclical behavior, purchasing shares in ETFs during times of rising prices and selling holdings during periods of declining prices. This behavior may exacerbate short term price volatility. The market prices of platinum, palladium, rhodium and other PGMs have been, and may in the future be, subject to rapid short-term changes.

The volatility of the price of platinum is illustrated in the platinum price table below (which shows the annual high, low and average of the London market price of platinum). Over the period from 2017 to 2019, the platinum price has fluctuated between a high price of US$1,046/oz and a low price US$770/oz.

	US$/oz1,2
Platinum	High	Low	Average
2016	1,178	821	990
2017	1,046	884	950
2018	1,025	770	879
2019	985	777	864
2020 (through 31 March 2020)	1,030	605	906

1 Rounded to the nearest US dollar

2 Metal price sourced from IRESS

The London market price of platinum was US$971/oz at 31 December 2019 and was US$772/oz on 15 April 2020.

The volatility of the price of palladium is illustrated in the palladium price table below (which shows the annual high, low and average of the London market price of palladium). Over the period from 2017 to 2019, the palladium price has fluctuated between a high price of US$1,993/oz and a low price US$706/oz.

	US$/oz1,2
Palladium	High	Low	Average
2016	770	470	624
2017	1,067	706	886
2018	1,265	857	1,038
2019	1,993	1,260	1,570
2020 (through 31 March 2020)	2,814	1,589	2,452

1 Rounded to the nearest US dollar

2 Metal price sourced from IRESS

The London market price of palladium was US$1,917/oz at 31 December 2019 and was US$2,233/oz on 15 April 2020.

The volatility of the price of rhodium is illustrated in the rhodium price table below (which shows the annual high, low and average of the London market price of rhodium). Over the period from 2017 to 2019, the rhodium price has fluctuated between a high price of US$6,150/oz and a low price US$770/oz.

Sibanye-Stillwater Annual Financial Report 2019	272

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

	US$/oz1,2
Rhodium	High	Low	Average
2016	825	625	696
2017	1,715	770	1,155
2018	2,600	1,690	2,255
2019	6,150	2,460	4,040
2020 (through 31 March 2020)	13,800	5,500	11,205

1 Rounded to the nearest US dollar

2 Metal price sourced from IRESS

The London market price of rhodium was US$6,060 at 31 December 2019 and was US$7,200/oz on 15 April 2020.

The market price of gold has historically been volatile and is affected by numerous factors over which Sibanye-Stillwater has no control, such as general supply and demand, speculative trading activity and global economic drivers. Further, over the period from 2017 to 2019, the gold price has fluctuated between a high price of US$1,546/oz and a low price US$1,149/oz.

The volatility of the price of gold is illustrated in the gold price table below (which shows the annual high, low and average of the London afternoon fixing price of gold).

	US$/oz1,2
Gold	High	Low	Average
2016	1,366	1,077	1,250
2017	1,351	1,149	1,257
2018	1,360	1,177	1,269
2019	1,546	1,270	1,393
2020 (through 31 March 2020)	1,687	1,472	1,583

1 Rounded to the nearest US dollar

2 Metal price sourced from IRESS

The London afternoon fixing price of gold was US$1,523/oz at 31 December 2019 and was US$1,719/oz on 15 April 2020.

Exchange rate

Sibanye-Stillwater’s SA PGM and gold operations (with the exception of Mimosa) are all located in South Africa, and its revenues are equally sensitive to changes in the US dollar PGM (4E) basket and gold prices, and the rand/US dollar exchange rate (the exchange rate). Depreciation of the rand against the US dollar results in Sibanye-Stillwater’s revenues and operating margins increasing. Conversely, should the rand appreciate against the US dollar, revenues and operating margins would decrease. The impact on profitability of any change in the exchange rate can be substantial. Furthermore, the exchange rates obtained when converting US dollars to rand are set by foreign exchange markets, over which Sibanye-Stillwater has no control. The relationship between currencies and commodities, which includes the PGM (4E) basket and gold prices, is complex, and changes in exchange rates can influence commodity prices, and vice versa.

As a general rule, Sibanye-Stillwater does not enter into long-term currency hedging arrangements and is mainly exposed to the spot market exchange rate. Sibanye-Stillwater’s SA PGM and gold operations’ costs are primarily denominated in rand (with the exception of Mimosa), and forward cover could be considered for significant expenditures based in foreign currency or those items which have long lead times to production or delivery, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 34.2: Risk management activities.

Costs

Sibanye-Stillwater’s cost of sales, before amortisation and depreciation comprise mainly labour and contractor costs, power and water, and consumable stores which include, inter alia, explosives, timber, cyanide, steel balls, flotation collector, and other consumables. Sibanye-Stillwater expects that its cost of sales, particularly the input costs noted above, are likely to continue to increase in the near future and will be driven by inflation, general economic trends, market dynamics and other regulatory changes. In order to restrict these cost inputs, there is a continuous programme throughout the Group to improve efficiencies and productivity. The SA gold operations have been restructured through a S189 consultation process as a consequence of ongoing financial losses experienced at the Beatrix and Driefontein mines with the process concluding on 5 June 2019. The recently acquired Marikana operations have also been restructured through a S189 consultation process pursuant to ongoing financial losses experienced at these operations with certain shafts having reached the end of their economic reserve lives. The aim of the restructuring was the rationalisation of overheads and the realisation of other synergies and efficiencies required to restore profitability and ensure the sustainability of the remaining shafts at the Marikana operations. This process was concluded on 16 January 2020.

The South African inflation rate or Consumer Price Index (CPI) was 4.1% in 2019 (2018: 4.7%). Inflation in the mining industry has historically been higher than CPI driven by above inflation wage increases and electricity tariffs.

Sibanye-Stillwater’s operations are labour intensive. Labour represented 37% and 38% of cost of sales, before amortisation and depreciation during 2019 and 2018, respectively.

At the US PGM operations the collective bargaining agreement covering certain employees at the Stillwater Mine and the Metallurgical Processing facilities concluded the wage negotiations in April 2019. The new five-year agreement has similar terms to the prior agreement, with minor revisions. In terms of the agreement there was a 2.75% increase for all job categories effective from 15 April 2019, followed by annual increases of 2.5% for 2020, 3.0% in 2021, 2.5% in 2022 and 3.0% in 2023, of which all these effective increases are annually on 1 June.

Sibanye-Stillwater Annual Financial Report 2019	273

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Negotiations with the United Steel Workers International Union (USW) regarding East Boulder were concluded towards year-end 2017. A new four-year wage contract was signed that included a two-year extension. The next wage negotiations will be in December 2021. The agreed wage increases were a 1.0% increase effective 1 January 2018 and a US$1,000 bonus that was paid by 1 February 2018, followed by annual increases of 2.0% for 2019, 2.5% in 2020 and 2.0% in 2021.

Sibanye-Stillwater concluded a three-year wage agreement at the SA PGM operations on 15 November 2019, for its Rustenburg and Marikana operations which comprise the majority of its SA PGM operations, with the Association of Mineworkers and Construction Union (AMCU) at the Marikana operation and AMCU and UASA (formerly known as United Association of South Africa) at the Rustenburg operation in respect of wages and conditions of service for the period 1 July 2019 to 30 June 2022. The agreement allows for increases to the basic wage of Category 4-9 surface and underground employees for both the Marikana and Rustenburg operations of R1,000 per month or 5% whichever is the higher in the first year, R1,000 per month or 5% whichever is the higher in the second year and R1,000 per month or 5% whichever is the higher in the third year. The pensionable base pay will increase by 3.5% for the Marikana operation over each of the next three years while the Rustenburg pensionable base pay and allowance base will increase by 5% over each of the next three years. In both operations the rock drill operators’ allowance also increases by R100 per month for each of the three years. Miners, artisans and officials will receive R1,000 per month or 5% whichever is the higher per year for the three years.

The SA gold operations, signed a three-year wage agreement on 14 November 2018 with the National Union of Mineworkers (NUM), Solidarity and UASA in respect of wages and conditions of service for the period from 1 July 2018 to 30 June 2021. The agreement allows for increases to the basic wage of Category 4-8 surface and underground employees of R700 per month in the first and second years, and R825 per month in the third year. Miners, artisans and officials will receive increases of 5.5% in year one and 5.5% or CPI (whichever is greater) in years two and three of the agreement. In addition to the basic wage, the parties agreed to an increase in the current living-out allowance and Sibanye-Stillwater also agreed to increase incrementally the current minimum medical incapacity benefit.

At the SA gold operations on 19 November 2018, AMCU gave notice that its members would embark on protected strike action at our SA gold operations from the evening shift on 21 November 2018. On 17 April 2019, the November 2018 strike ended with AMCU and Sibanye-Stillwater concluding the Strike Settlement Agreement. In terms of the Strike Settlement Agreement, AMCU and the Group agreed to a facilitated post-strike conflict relationship building programme. AMCU signed the 2018 Wage Agreement and the Group agreed to an ex gratia payment of R4,000 for each employee at Sibanye-Stillwater’s South African gold operations. The parties also agreed to withdraw all of the pending disputes relating to the strike that had been referred to the Labour Court.

Despite above inflation increases in electricity tariffs, power and water, it comprised 11% and 12% of cost of sales, before amortisation and depreciation in 2019 and 2018, respectively.

The effect of the abovementioned increases, especially being above the average inflation rate, has adversely affected and, may continue to adversely affect, the profitability of Sibanye-Stillwater’s SA PGM and gold operations. Further, Sibanye-Stillwater’s SA PGM and gold operations’ costs are primarily denominated in rand, while revenues from PGM and gold sales are in US dollars. Generally when inflation is high the rand tends to devalue, thereby increasing rand revenues, and potentially offsetting any increase in costs. However, there can be no guarantee that any cost saving measures or the effects of any potential devaluation will offset the effects of increased inflation and production costs.

Production

Sibanye-Stillwater’s revenues are driven by its production levels and the price it realises from the sale of PGMs, gold and associated co- and by-products, as discussed above. Production can be affected by a number of factors including mining grades, safety related work stoppages, industrial action, and other mining related incidents. These factors could have an impact on production levels in the future.

Sibanye-Stillwater’s US PGM operations is in the process of improving production levels with the Blitz project currently underway. At the SA PGM operations the Marikana operations had its production plans optimized for efficiencies and cost savings with the intention of realizing these benefits during the 2020 financial year. Sibanye-Stillwater’s SA gold operations are in their mature life stage and have encountered lower mining grades and yields.

Sibanye-Stillwater’s SA PGM and gold operations are subject to South African health and safety laws and regulations that impose various duties on Sibanye-Stillwater’s mines while granting the authorities powers to, among other things, close or suspend operations and order corrective action relating to health and safety matters. During 2019, Sibanye-Stillwater’s SA PGM operations experienced 35 work stoppages (2018: 44) and the SA gold operations experienced 85 work stoppages (2018: 219).

In recent years, the South African mining industry has experienced increased union unrest. The entry of unions such as AMCU, which has become a significant rival to the traditionally dominant NUM, has resulted in more frequent industrial disputes, including violent protests, intra-union violence and clashes with police authorities. On 21 November 2018, a strike was called by AMCU at the SA gold operations and response plans were put in place to maintain peace and stability in order to ensure the safety of Sibanye-Stillwater’s employees as far as possible, mitigate financial losses by optimising production through the concentration of underground mining activity to specific operating areas, and reducing fixed costs by switching off services and utilities across areas where production activity was suspended. Despite these plans having been implemented across the SA gold operations, the strike action continued to impact on our operations to varying extents in the 2019 year. The strike was resolved on 17 April 2019 after an agreement was reached but there was a delayed ramp up to full production which was only achieved during quarter four of 2019.

Sibanye-Stillwater’s key focus is to maintain profitable operations and sustain current production levels for a longer period than had previously been envisaged, through an increased focus on productivity. Furthermore, focus will be on realising the extensive reserves and resources potential that still exists.

Sibanye-Stillwater Annual Financial Report 2019	274

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Royalties, carbon tax and mining tax

South African mining operations pay a royalty tax. The formula for calculating royalties takes into account the profitability of individual operations.

Carbon tax is a new tax in response to climate change, which is aimed at reducing greenhouse gas emissions in a sustainable, cost effective and affordable manner. In South Africa the Carbon Tax Act of 2019 came into effect on 1 June 2019.The South African Government introduced Carbon tax based on a polluter-pays-principle and the aim of which is to help ensure that companies and consumers take the negative adverse costs (externalities) of climate change into account in their future production, consumption and investment decisions. The group has provided for carbon tax of R12.9 million for 2019 (2018: Rnil).

Under South African tax legislation, gold mining companies and non-gold mining companies are taxed at different rates. Sibanye-Stillwater’s SA gold operations are subject to the gold tax formula on their respective mining incomes. The formula calculating tax payable, is affected by the profitability of the applicable mining operation. In addition, these operations are ring fenced, so each operation is taxed separately and, as a result, taxable losses and capital expenditure at one of the operations cannot be used to reduce taxable income from another operation. Depending on the profitability of the operations, the tax rate can vary significantly from year to year.

A number of US tax bills were implemented during 2018 which affected the US PGM operations of which the most significant change resulted in tax now being calculated on all US entities falling under common control. With contract changes during 2019, the US PGM operations experienced a shift of its tax exposure out of New Jersey state resulting in a deferred tax rate adjustment of R1,574.1 million (benefit).

Capital expenditure

Sibanye-Stillwater will continue to invest capital in new and existing infrastructure and possible growth opportunities. Therefore, management will be required to consider, on an ongoing basis, the capital expenditure necessary to achieve its sustainable production objectives against other demands on cash.

As part of its strategy, Sibanye-Stillwater may investigate the potential exploitation of mineralisation below its current infrastructure limits as well as other capital-intensive projects.

In 2019, Sibanye-Stillwater’s total capital expenditure was R7,707 million (2018: R7,081). Sibanye-Stillwater expects to spend approximately R10.5 billion on capital in 2020, which includes the capital expenditure of DRDGOLD and the Marikana operations.

The actual amount of capital expenditure will depend on a number of factors, such as production volumes, the commodity prices and general economic conditions and may differ from the amount forecast above. Some of these factors are outside of the control of Sibanye-Stillwater.

Recent acquisitions

Lonmin acquisition

On 14 December 2017, Sibanye-Stillwater announced that it had reached an agreement with Lonmin Plc (Lonmin) on the terms of a recommended all-share offer to acquire the entire issued and to be issued ordinary share capital of Lonmin (the Lonmin Acquisition). The Lonmin Acquisition was effected by means of a scheme of arrangement between Lonmin and the Lonmin shareholders under Part 26 of the UK Companies Act. Under the initial terms of the Lonmin Acquisition, each Lonmin shareholder was entitled to receive: 0.967 new Sibanye-Stillwater shares for each Lonmin share (Initial offer), which was subsequently increased on 25 April 2019.

On 15 May 2018, Sibanye-Stillwater received South African Reserve Bank approval for the proposed acquisition of Lonmin and on 28 June 2018, the proposed Lonmin transaction was unconditionally cleared by the UK Competition and Markets Authority. On 21 November 2018, Sibanye-Stillwater announced that the Competition Tribunal had approved the proposed acquisition of Lonmin, subject to specific conditions. In addition to the conditions agreed between Sibanye-Stillwater and the Competition Commission, a further condition had been imposed by the Competition Tribunal, namely a moratorium on retrenchments at the Lonmin operations for a period of six months from the implementation date.

On 25 April 2019, the boards of Sibanye-Stillwater and Lonmin reached agreement on the terms of an increased recommended all-share offer pursuant to which Sibanye-Stillwater, and/or a wholly owned subsidiary of Sibanye-Stillwater, was to acquire the entire issued and to be issued ordinary share capital of Lonmin (the Increased Offer). Under the terms of the Increased Offer, Lonmin shareholders were entitled to receive one new Sibanye-Stillwater share for each Lonmin share.

The Lonmin Transaction (or scheme) was approved by the UK Court on 7 June 2019 (effective date) and all the conditions precedent to the Lonmin Transaction were fulfilled. Sibanye-Stillwater obtained control of Lonmin on this date. The effective date of the implementation of the Lonmin Transaction was 10 June 2019, when Lonmin's listing on the Financial Conduct Authority's Official List and the trading of Lonmin shares on the London Stock Exchange's Main Market for listed securities was suspended, and 290,394,531 new Sibanye-Stillwater shares were listed on the Johannesburg Stock Exchange.

The year end of Lonmin has been changed to 31 December 2019 and Lonmin is consolidated from the effective date. Results of Lonmin (Marikana operations) are presented for the seven months ended 31 December 2019 following completion of the acquisition, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 14.1: Lonmin acquisition.

SFA (Oxford) acquisition

On 21 February 2019, Sibanye-Stillwater announced it had agreed to acquire SFA (Oxford) Limited (SFA Oxford), an established analytical consulting company that is a globally recognised authority on PGMs and has for several years provided in-depth market intelligence on battery materials and precious metals for industrial, automotive, and smart city technologies.

Sibanye-Stillwater Annual Financial Report 2019	275

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

The acquisition was subject to the fulfilment of various conditions precedent which were completed on 4 March 2019. Sibanye-Stillwater obtained control on this date.

Results of SFA (Oxford) are presented for the ten months ended 31 December 2019 following completion of the acquisition, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 14.2: SFA (Oxford) acquisition.

Qinisele Resources acquisition

On 29 October 2019, Sibanye-Stillwater entered in to a sale of shares agreement (the agreement) to buy the entire issued share capital of Qinisele Resources, a boutique advisory company that specialises in corporate finance, investor relations and research for a total of R54.8 million.

The acquisition was subject to the fulfilment of various conditions precedent which were completed on 31 October 2019. Sibanye-Stillwater obtained control on this date.

Results of Quinsele are presented for the two months ended 31 December 2019 following completion of the acquisition, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 14.3: Qinisele Resources acquisition.

Acquisition costs

Sibanye-Stillwater incurred R284 million (2018: R117 million) on acquisition costs related to the Lonmin acquisition.

Sibanye-Stillwater has pursued and may continue to pursue growth opportunities that allow it to leverage its existing processing capacity and infrastructure and to extend its operating life. Such growth may continue to occur through the acquisition of other companies and assets, development projects, or by entering into joint ventures. Sibanye-Stillwater may incur acquisition and integration related costs with regard to any operations or entities that it acquires or seeks to acquire in the future.

2019 financial performance compared with 2018

Group profit for the year increased from a loss of R2,521 million in 2018 to a profit of R433 million in 2019. The reasons for this increase are discussed below.

The primary factors explaining the movements in profit/(loss) are set out in the table below.

			% Change
Figures in million - SA rand	2019	2018	2019/2018
Revenue	72,925	50,656	44
Cost of sales	(63,315)	(48,129)	32
Finance expense	(3,303)	(3,135)	5
Share-based payments	(363)	(299)	22
(Loss)/gain on financial instruments	(6,015)	1,704	(453)
Gain on foreign exchange differences	326	1,169	(72)
Share of results of equity-accounted investees after tax	721	344	110
Impairments	(86)	(3,041)	(97)
Gain on derecognition of borrowings and derivative financial instrument	-	230	(100)
Occupational healthcare expense	40	(15)	(364)
Gain on acquisition	1,103	-	100
Restructuring costs	(1,252)	(143)	776
Transaction costs	(448)	(403)	11
Care and maintenance costs	(766)	(577)	33
Change in estimate of environmental rehabilitation obligation	(89)	67	(233)
Strike related costs	(402)	(32)	1,169
Net other	68	380	(82)
(Loss)/profit before royalties, carbon tax and tax	(856)	(1,224)	(30)
Royalties	(431)	(213)	102
Carbon tax	(13)	-	100
(Loss)/profit before tax	(1,300)	(1,437)	(10)
Mining and income tax	1,733	(1,084)	(260)
Profit/(loss) for the year	433	(2,521)	117

The consolidation of the Marikana operations operational and financial results for seven months in 2019 and the inclusion of DRDGOLD’s operational and financial results for the full year in 2019 compared with five months in 2018, skews the direct comparison of the 2019 with the 2018 financial results of the Group.

Sibanye-Stillwater Annual Financial Report 2019	276

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Revenue

Revenue increased by 44% to R72,925 million in 2019 from R50,656 million in 2018, driven by rising precious metals prices during the second half of 2019, as well as the inclusion of the Marikana operations from June 2019, which contributed R11,188 million to Group revenue.

Revenue from the US PGM operations increased by 69% to R26,865 million in 2019 from R15,873 million in 2018, due to a higher average 2E basket price received, which increased by 39% to US$1,403/2Eoz in 2019 from US$1,007/2Eoz in 2018, mainly as a result of increased palladium prices which contributed to the higher basket price combined with a rand that weakened by 9% against the US dollar and a 24% increase in recycling volumes in 2019.

Revenue from the SA PGM operations increased by 82% to R27,578 million in 2019 from R15,154 million in 2018, due to a higher average 4E basket price received, which increased by 44% to R19,994/4Eoz in 2019 from R13,838/4Eoz in 2018, mainly as a result of increased palladium and rhodium prices and the inclusion of revenue from the Marikana operations of R11,188 million in 2019. The Rustenburg operations had a 45% decrease in 4Eoz sold due to the build-up in inventory as part of the transitioning to the Toll processing during the first four months of 2019.

The increase in revenue from the PGM operations offset a 5% decline in revenue from the SA gold operations to R18,644 million in 2019 from R19,657 million in 2018. Revenue from the SA gold operations of R15,023  million in 2019, excluding DRDGOLD of R3,621 million (2018: R1,048 million), declined by 19% due to the industrial action which had a direct impact on production followed by a slow ramp up to normal production capacity during quarter four of 2019.

Revenue increased by 10% to R50,656 million in 2018 from R45,912 million in 2017. The solid production results from both the US and SA PGM operations and higher PGM basket prices, offset lower revenue from the SA gold operations, due to the operational disruptions and a flat rand gold price year-on-year.

Revenue from the US PGM operations increased by 73% to R15,873 million in 2018 from R9,162 million in 2017, due to the inclusion of revenue for the full year in 2018 compared with eight months in 2017, additional production from Blitz, and a 9% increase in the average basket price received.

Revenue from the SA PGM operations increased by 14% to R15,154 million in 2018 from R13,276 million in 2017, mainly due to a 10% increase in the average basket price received.

Revenue from the SA gold operations, excluding DRDGOLD of R1,048 million, declined by 21% due to the significant operational challenges experienced during the first half of 2018, additional safety interventions and the AMCU strike at the end of 2018, which affected production.

Sibanye-Stillwater Annual Financial Report 2019	277

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Cost of sales

Cost of sales increased by 32% to R63,315 million in 2019 from R48,129 million in 2018, with the incorporation of the Marikana operations for seven months which accounted for R8,940 million of this increase. Cost of sales increased by 14% to R48,129 million in 2018 from R42,182 million in 2017, with the incorporation of DRDGOLD for five months which accounted for R1,078 million of this increase.

The primary drivers of cost of sales are set out in the table below.

The analysis that follows provides a more detailed discussion of cost of sales, together with the total cash cost, All-in sustaining cost and All-in cost.

			% Change
Figures in million - SA rand	2019	2018	2019/2018
Salaries and wages	21,163	15,710	35
Consumable stores	12,784	9,328	37
Utilities	6,089	5,049	21
Mine contracts	3,566	3,198	12
Recycling	13,969	7,196	94
Other	2,095	4,564	(54)
Ore reserve development costs capitalised	(3,566)	(3,530)	1
Cost of sales, before amortisation and depreciation	56,100	41,515	35
- US PGM operations	19,569	11,721	67
- SA PGM operations	9,757	12,096	(19)
- Marikana operations	8,440	-	100
- SA gold operations, excluding Cooke and DRDGOLD	14,981	15,985	(6)
- Cooke	617	693	(11)
- DRDGOLD	2,736	1,020	168
Amortisation and depreciation	7,214	6,614	9
- US PGM operations	2,286	2,234	2
- SA PGM operations	1,419	1,075	32
- Marikana operations	500	-	100
- SA gold operations, excluding Cooke and DRDGOLD	2,822	3,241	(13)
- Cooke	15	6	150
- DRDGOLD	172	58	197
Total cost of sales	63,314	48,129	32
- US PGM operations	21,855	13,955	57
- SA PGM operations	11,176	13,171	(15)
- Marikana operations	8,940	-	100
- SA gold operations, excluding Cooke and DRDGOLD	17,803	19,226	(7)
- Cooke	632	699	(10)
- DRDGOLD	2,908	1,078	170

Cost of sales, before amortisation and depreciation

Cost of sales, before amortisation and depreciation increased by 35% to R56,100 million in 2019 from R41,515 million in 2018. This included cost of sales, before amortisation and depreciation of R19,569 million from the US PGM operations, which increased by 67% mainly due to the 24% increase in recycling volumes. Cost of sales, before amortisation and depreciation from the SA PGM operations excluding the Marikana operations decreased by 19% to R9,757 million in 2019 from R12,096 million in 2018 due to the build-up in inventory as part of the transition to the Toll processing during the first four months of 2019. Cost of sales, before amortisation and depreciation at the Marikana operations during 2019 was R8,440 million. Cost of sales, before amortisation and depreciation at the SA gold operations excluding DRDGOLD decreased by 7% to R15,598 million in 2019 from R16,678 million in 2018 mainly as a direct result of the strike at the SA gold operations. Cost of sales, before amortisation of DRDGOLD of R2,736 million increased by 168% mainly due to the inclusion of DRDGOLD for twelve months and increased production at the Far West Gold recoveries tailings retreatment operation which commenced operation during April 2019.

Cost of sales, before amortisation and depreciation increased by 14% to R41,515 million in 2018. Cost of sales before amortisation and depreciation at the US PGM operations of R11,721 million increased by 67% due to the inclusion for the full year in 2018 compared with eight months in 2017 and additional production from Blitz. Cost of sales, before amortisation and depreciation from the SA PGM operations increased by 4% to R12,096 million in 2018 due to above inflation increases in wages and electricity, partly offset by synergies realised. Cost of sales, before amortisation and depreciation at the SA gold operations decreased by 1% to R17,698 million in 2018 mainly due to the strike, offset by an increase in DRDGOLD of R1,020 million.

Amortisation and depreciation

Amortisation and depreciation increased by 9% to R7,214 million in 2019 from R6,614 million in 2018. This included amortisation and depreciation of R500 million relating to the Marikana operations which was acquired during 2019, and R172 million (2018: R58 million) from DRDGOLD which was acquired during 2018. The amortisation and depreciation from the US PGM operations for 2019 of R2,286 million was flat against the 2018 amount of R2,234 million. The amortisation and depreciation from the SA PGM operations increased by 32% to R1,419 million in 2019 from R1,075 million in 2018 due to an increase in production. The amortisation and depreciation for 2019 at the SA gold operations excluding

Sibanye-Stillwater Annual Financial Report 2019	278

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

DRDGOLD of R172 million decreased by 13%, mainly due to lower production as a result of a slow return to full production capacity, post the end of the five month industrial action (April 2019).

All-in sustaining cost and All-in cost

All-in cost per ounce, was introduced in 2013 by the members of the World Gold Council. Sibanye-Stillwater has adopted the principle prescribed by the Council. This non-IFRS measure provides more transparency into the total costs associated with mining.

The All-in cost per ounce metric provides relevant information to investors, governments, local communities and other stakeholders in understanding the economics of mining. This is especially true with reference to capital expenditure associated with developing and maintaining mines, which has increased significantly in recent years and is reflected in this metric.

All-in costs exclude income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings.

All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth.

Non-IFRS measures such as All-in sustaining costs and All-in costs are the responsibility of the Group’s Board of Directors and is presented for illustration purposes only, and because of its nature, All-in sustaining costs and All-in costs should not be considered as a representation of financial performance under IFRS.

Sibanye-Stillwater Annual Financial Report 2019	279

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENT continued

also

Figures in million - SA rand	Group	Total US PGM operations Stillwater	Total SA PGM operations	Rustenburg operations	Marikana operations	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items	Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Group Corporate and reconciling items
2019
Cost of sales, before amortisation and depreciation	Rm	5,600.8	18,196.6	6,466.9	8,439.9	3,076.3	213.6	1,336.3	(1,336.4)	18,334.4	4,438.6	6,872.9	3,669.3	617.3	2,736.3	-
Plus:
Community costs[1]	Rm	-	92.5	57.1	35.3	0.1	-	-	-	56.6	17.6	21.7	14.8	2.5	-	-
Inventory change	Rm	325.8	4,664.2	4,182.4	481.8	-	-	-	-	-	-	-	-	-	-	-
Share-based payments[2]	Rm	53.4	-	-	-	-	-	-	-	64.2	-	-	-	-	64.2	-
Royalties[3]	Rm	-	357.3	295.8	54.0	7.5	-	77.1	(77.1)	73.7	16.5	34.0	19.0	4.1	-	0.1
Carbon tax[4]	Rm	-	0.9	0.3	0.5	0.2	-	-	(0.1)	12.0	0.1	0.1	11.8	-	-	-
Rehabilitation[5]	Rm	12.9	160.5	(8.9)	91.4	78.0	-	(4.3)	4.3	203.4	26.0	53.0	66.7	31.7	20.7	5.3
Leases[6]	Rm	2.4	46.1	13.8	23.7	8.6	-	-	-	61.1	8.1	20.9	15.4	16.7	-	-
ORD[7]	Rm	1,036.2	1,029.2	500.6	528.6	-	-	-	-	1,336.5	512.9	590.4	233.2	-	-	-
Sustaining capital expenditure[8]	Rm	321.7	1,203.2	316.3	660.4	212.8	13.3	343.1	(342.7)	514.4	163.0	238.1	70.5	-	42.8	-
Less:
By-product credit[9]	Rm	(619.6)	(3,601.7)	(1,758.1)	(1,313.5)	(529.2)	(0.9)	(334.8)	334.8	(19.8)	(4.1)	(5.0)	(3.7)	(1.9)	(5.1)	-
All-in sustaining cost[10]	Rm	6,733.6	22,148.8	10,066.2	9,002.1	2,854.3	226.0	1,417.4	(1,417.2)	20,636.5	5,178.7	7,826.1	4,097.0	670.4	2,858.9	5.4
Plus:
Corporate cost, growth and other capital expenditure	Rm	2,035.0	25.9	1.8	10.7	-	13.4	-	-	513.8	-	108.9	2.1	-	39.0	363.8
All-in cost[10]	Rm	8,768.6	22,174.7	10,068.0	9,012.8	2,854.3	239.4	1,417.4	(1,417.2)	21,150.3	5,178.7	7,935.0	4,099.1	670.4	2,897.9	369.2
Gold sold/4E PGM produced/2E PGM produced	kg	18,475	50,025	21,699	15,788	8,243	639	3,656	-	28,743	5,096	10,829	5,978	1,288	5,552	-
	‘000oz	594.0	1,608.3	697.6	507.6	265.0	20.5	117.6	-	924.1	163.8	348.2	192.2	41.4	178.5	-
All-in sustaining cost[10]	R/kg									717,966	1,016,228	722,698	685,346	520,497	514,932	-
	R/oz	11,337	14,857	14,429	17,735	10,771	11,006	12,058	-
	US$/oz	784	1,027	998	1,226	745	761	834	-	1,544	2,186	1,555	1,474	1,120	1,108	-
All-in cost[10]	R/kg									735,842	1,016,228	732,755	685,698	520,497	521,956	-
	R/oz	14,763	14,875	14,432	17,756	10,771	11,658	12,058	-
	US$/oz	1,021	1,029	998	1,228	745	806	834	-	1,583	2,186	1,576	1,475	1,120	1,123	-

Sibanye-Stillwater Annual Financial Report 2019	280

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENT continued

Figures in million - SA rand	Group	Total US PGM operations Stillwater	Total SA PGM operations	Rustenburg operations	Marikana operations	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items	Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Group Corporate and reconciling items
2018
Cost of sales, before amortisation and depreciation	Rm	4,524.4	12,096.0	9,203.9	-	2,739.4	152.7	1,235.7	(1,235.7)	17,698.4	5,709.3	6,364.8	3,910.8	693.4	1,020.1	-
Plus:
Community costs[1]	Rm	-	23.3	23.1	-	0.3	-	-	(0.1)	46.8	14.6	10.4	15.8	6.0	-	-
Inventory change	Rm	(34.7)	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share-based payments[2]	Rm	35.7	-	-	-	-	-	-	-	3.4	0.2	-	-	-	3.2	-
Royalties[3]	Rm	-	162.0	156.5	-	5.5	-	57.6	(57.6)	93.5	25.6	40.7	23.0	4.2	-	-
Carbon tax[4]	Rm	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Rehabilitation[5]	Rm	9.3	83.1	6.0	-	77.1	-	(7.9)	7.9	22.0	(17.1)	(45.8)	30.0	39.0	29.2	(13.3)
Leases[6]	Rm	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
ORD[7]	Rm	998.9	477.9	477.9	-	-	-	-	-	2,053.6	817.1	839.6	396.9	-	-	-
Sustaining capital expenditure[8]	Rm	260.2	464.4	313.5	-	141.4	9.5	170.9	(170.9)	545.8	228.1	220.6	82.6	-	14.5	-
Less:										-
By-product credit[9]	Rm	(463.6)	(2,357.6)	(1,897.5)	-	(450.4)	(9.7)	(326.5)	326.5	(119.7)	(6.1)	(6.2)	(4.3)	(101.9)	(1.3)	0.1
All-in sustaining cost[10]	Rm	5,330.2	10,949.1	8,283.4	-	2,513.3	152.5	1,129.8	(1,129.9)	20,343.8	6,771.7	7,424.1	4,454.8	640.7	1,065.7	(13.2)
Plus:
Corporate cost, growth and other capital expenditure	Rm	1,574.0	57.7	0.6	-	-	57.1	-	-	944.3	0.4	141.8	1.7	-	303.3	497.1
All-in cost[10]	Rm	6,904.2	11,006.8	8,284.0	-	2,513.3	209.6	1,129.8	(1,129.9)	21,288.1	6,772.1	7,565.9	4,456.5	640.7	1,369.0	483.9
Gold sold/4E PGM produced/2E PGM produced	kg	18,432	36,568	24,209	-	7,937	547	3,875	-	36,489	9,573	15,164	8,536	1,346	1,870	-
	‘000oz	592.6	1,175.7	778.3	-	255.2	17.6	124.6	-	1,173.1	307.8	487.5	274.4	43.3	60.1	-
All-in sustaining cost[10]	R/kg									557,530	707,375	489,587	521,884	476,003	569,893
	R/oz	8,994	10,417	10,642	-	9,849	8,676	9,069	-							-
	US$/oz	677	787	804	-	744	655	685	-	1,309	1,661	1,150	1,226	1,118	1,338	-
All-in cost[10]	R/kg									583,409	707,417	498,938	522,083	476,003	732,086
	R/oz	11,651	10,472	10,643	-	9,849	11,924	9,069	-							-
	US$/oz	880	791	804	-	744	900	685	-	1,370	1,661	1,172	1,226	1,118	1,719	-

Sibanye-Stillwater Annual Financial Report 2019	281

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENT continued

The average exchange rate for the year ended 31 December 2019 was R14.46/US$ (2018: R13.24/US$)

1 Community costs includes costs related to community development

2 Share-based payments include share-based payments compensation cost to support Sibanye-Stillwater’s corporate structure not directly related to current production. Share-based payments are calculated based on the fair value at initial recognition and do not include the fair value adjustment of the cash-settled share-based payment liability to the reporting date fair value

3 Royalties are the current royalty on refined and unrefined minerals payable to the South African government

4In South Africa the Carbon Tax Act of 2019 came into effect on 1 June 2019.The South African Government introduced Carbon tax based on a polluter-pays-principle and the aim of which is to help ensure that companies and consumers take the negative adverse costs (externalities) of climate change into account in their future production, consumption and investment decisions. The first phase has a carbon tax rate of R120 per ton of carbon dioxide equivalent emissions. This rate will increase annually by inflation plus 2 per cent until 2022, and annually by inflation thereafter

5 Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs recorded as an asset. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs do not reflect annual cash outflows and are calculated in accordance with IFRS. The interest charge and amortisation reflect the periodic costs of rehabilitation associated with current production and are, therefore, included in the measure

6 Leases represent the lease payment costs for the year

7 ORD are those capital expenditures that allow access to reserves that are economically recoverable in the future, including, but not limited to, crosscuts, footwalls, return airways and box holes which will avail production or reserves

8 Sustaining capital expenditure are those capital expenditures that are necessary to maintain current production and execute the current mine plan. Sustaining capital costs are relevant to the All-in cost metric as these are needed to maintain Sibanye-Stillwater’s current operations and provide improved transparency related to Sibanye-Stillwater’s ability to finance these expenditures

9 By-product credit—The All-in cost metric is focused on the cost associated with producing and selling a kilogram of gold 4E/2E PGMs, and therefore the metric captures the benefit of mining other metals when gold and 4E/2E PGMs are produced and sold. In determining the All-in cost, the costs associated with producing and selling a kilogram of gold or an ounce of 4E/2E PGMs are reduced by the benefit received from the sale of co-products and by-products, recognised as product sales, which is extracted and processed along with the gold and 4E/2E PGMs produced. At the SA gold operations, the sale of silver is recognised as product sales, and at the PGM operations in both regions, the minor PGMs – iridium and ruthenium – are produced as co-products, which together with the three primary PGMs, are referred to as 6E (5PGM+Au). In addition, nickel, copper and chrome, among other minerals, are by-products at these operations. This is relevant to the All-in cost metric as it aids in the investor’s analysis of the profitability of producing a kilogram of gold or an ounce of 4E/2E PGMs, without the need to consider multiple metal prices

10 For information on how Sibanye-Stillwater has calculated All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce, see –Overview–Five year financial performance–Group operating statistics–Footnote 5

Sibanye-Stillwater Annual Financial Report 2019	282

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Cost of production

The All-in sustaining cost (AISC) at the US PGM operations increased by 16% to US$784/2Eoz in 2019 primarily due to increased PGM prices which drives an increase in royalties. Increases in labour costs due to budgeted additional hires, mobile maintenance of plant and contractors who were used to recoup lost production mainly at the Stillwater Mine, all accounted for approximately 54% of the increase in AISC at the US PGM operations. AISC increases by approximately US$5/2Eoz for every US$100/2Eoz change in the prevailing PGM basket. The AISC at the SA PGM operations of R14,857/4Eoz in 2019 increased by 43% from R10,417/4Eoz in 2018 primarily due to the inclusion of the higher cost Marikana operations with an AISC of R17,735/4Eoz and an increase in processing costs at Rustenburg following the transition from a Purchase of Concentrate to a Toll processing arrangement. Unit costs at the SA gold operations increased to R717,966/kg in 2019 from R557,530/kg in 2018 and was due to the strike impact and resultant decrease in production volumes.

The AISC cost at the US PGM operations increased by 4% to US$677/2Eoz in 2018 mainly due to the frontloading of skills for the Blitz project, increased royalties due to the improved basket price, higher maintenance cost and planned outages in the metallurgical complex. The AISC at the SA PGM operations of R10,417/4Eoz in 2018 was in line with the cost performance in 2017 of R10,399/4Eoz. Unit costs at the SA gold operations were primarily affected by the safety incidents and other unanticipated operational disruptions as well as the strike, increasing the AISC to R557,530/kg in 2018 from R482,693/kg in 2017.

Adjusted EBITDA

Adjusted EBITDA of R14,956 million in 2019 increased by 79% from R8,369 million in 2018, with adjusted EBITDA from the US and SA PGM operations increasing by 76% and 205%, respectively. The adjusted EBITDA increased at the PGM operations due to higher PGM basket prices (US and SA PGM operations), the inclusion of the Marikana operations for seven months (SA PGM operations), partially offset by reduced sales at the Rustenburg operation as a result of the change from Purchase of Concentrate to a Toll processing arrangement. The 21% decline in the SA gold production, mainly due to the industrial action, resulted in a decrease in adjusted EBITDA from an adjusted EBITDA of R1,362 million in 2018 to an adjusted EBITDA loss of R969 million in 2019.

Adjusted EBITDA includes other cash costs, strike costs and care and maintenance expenditures. Care and maintenance at Cooke and Burnstone were R548 million and R46 million for 2019, respectively, compared with R564 million and R12 million, respectively in 2018. Care and maintenance at the Marikana operations were R155 million (2018: Rnil). Strike costs at the SA gold operations were R402 million (2018: R38 million). Other costs include corporate and social expenditure of R149 million (2018: R70 million) and non-production royalties of R40 million (2018: R105 million).

Non-IFRS measure such as Adjusted EBITDA is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only, and because of its nature, Adjusted EBITDA should not be considered as a representation of financial performance under IFRS

Finance expense

Finance expense increased by 5% to R3,303 million in 2019 from R3,135 million in 2018. Included in finance expense in 2019 was R1,445 million interest on borrowings, R374 million unwinding of the amortised cost on the 6.125% Notes due on 27 June 2022 (the 2022 Notes) and 7.125% Notes due on 27 June 2025 (the 2025 Notes) (together the 2022 and 2025 Notes), R579 million environmental rehabilitation liability accretion expense, R116 million occupational healthcare liability accretion expense, R179 million unwinding of the Deferred Payment related to the Rustenburg operation, R352 million unwinding of the deferred revenue related to the streaming transactions (Wheaton and Bulk Tailings re-Treatment plant), R21 million interest on the dissenting shareholder liability and R203 million of sundry interest charges.

Finance expense increased in 2019 mainly due to the inclusion of both the unwinding of the deferred revenue on the Bulk Tailings re-Treatment plant and an increase in the environmental rehabilitation liability accretion expense from the acquisition of the Marikana operations.

Included in finance expense in 2018 was R1,573 million interest on borrowings, R538 million unwinding of the 2022 and 2025 Notes, US$ senior unsecured guaranteed convertible bonds due 2023 (US$ Convertible Bond) and Burnstone Debt, R399 million environmental rehabilitation liability accretion expense, R105 million occupational healthcare liability accretion expense, R200 million unwinding of the Deferred Payment, R160 million unwinding of the deferred revenue related to the Wheaton streaming transaction and R159 million of sundry interest charges.

Sibanye-Stillwater’s gross debt outstanding, excluding the Burnstone Debt and including the derivative financial instrument, was approximately R26.6 billion in 2019 compared with approximately R23.8 billion in 2018.

Sibanye-Stillwater Annual Financial Report 2019	283

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Share-based payments

The share-based payments expense increased by 21% to R363 million in 2019 from R299 million in 2018. The share-based payments expense includes R64 million (2018: R3 million) relating to the DRDGOLD cash settled share options and R290 million relating to equity-settled share options granted under the Sibanye-Stillwater Share Plans (2018: R282 million).

(Loss)/gain on financial instruments

The loss on financial instruments of R6,015 million in 2019 compared with a gain on financial instruments of R1,704 million in 2018. The net loss on financial instruments in 2019 was primarily due to a fair value loss on the US$ Convertible Bond derivative financial instrument of R3,911 million, driven by the increase in the share price during 2019, which resulted in the convertible bonds trading well above par. In addition, the fair value loss on the Sibanye Rustenburg Platinum BEE share-based payment obligation of R1,218 million and fair value loss on the revised cash flows of the deferred payment amounting to R724 million contributed to the increase in the loss on financial instruments. The increase in the fair value loss on these financial instruments is mainly due to higher expected long term PGM basket prices.

The gain on financial instruments of R1,704 million in 2018 was mainly due to a gain on revised cash flows of the Burnstone Debt of R805 million and the fair value gain on the derivative financial instrument of R678 million.

Gain on foreign exchange differences

The gain on foreign exchange differences of R326 million in 2019 compared with R1,169 million in 2018. The gain on foreign exchange differences in 2019 was mainly due to foreign exchange gains of R114 million and R176 million on the convertible bond and on the derivative financial instrument respectively due to the stronger rand. The gain on foreign exchange differences of R1,169 million in 2018 was mainly due to foreign exchange gains on financial assets of R2,216 million as a result of a 16% weaker rand. This gain was partly offset by foreign exchange losses on the US dollar borrowings, including the US$600 million revolving credit facility (RCF), US$350 million RCF, US$ Convertible Bond, derivative financial instrument and Burnstone Debt, of R1,194 million.

Share of results of equity-accounted investees after tax

The profit from share of results of associates of R721 million in 2019 (2018: R344 million) was primarily due to share of profits of R377 million (2018: R211 million) relating to Sibanye-Stillwater’s 50% attributable share in Mimosa and R344 million (2018: R144 million) relating to its 44.4% interest in Rand Refinery.

Gain on derecognition of borrowings and derivative financial instrument

On 5 September 2018, Sibanye-Stillwater concluded the tender process to repurchase a portion of the US$ Convertible Bond which resulted in a gain on early settlement of the borrowings of R230 million recognised in profit or loss.

Impairments

Impairments were R86 million in 2019 and R3,041 million in 2018. Impairments in 2019 mainly related to the impairment of goodwill that arose on the acquisition of Qinisele Resources which cannot be attributed to any current Sibanye-Stillwater operating cash generating units. On 31 December 2018 a decision was taken to impair the Driefontein and Beatrix mining assets by R2,172 million and R167 million, respectively , as a result of ongoing losses experienced, and the goodwill allocated to the SA gold operations by R436 million. In 2018 the development of the Burnstone project has been deferred and the Burnstone development assets were impaired by R194 million.

For additional information on the impairments, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 8: Impairments.

Occupational healthcare expense

On 26 July 2019 the Gauteng High Court in Johannesburg approved the R5 billion settlement agreement in the silicosis class case. Sibanye-Stillwater has provided R1,282 million for its share of the settlement cost. The provision is consequently subject to adjustment in the future, based on the number of eligible workers. The estimated costs at 31 December 2019 was determined by an actuarial specialist and as a result, a change in estimate of R15 million was recognised in profit or loss. For additional information on the occupational healthcare expense, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 29: Occupational healthcare obligation.

Restructuring costs

Maintaining loss-making operations is not sustainable over an extended period. Cross-subsidising loss making operations erodes value, is a drain on cash flow and, as a result, threatens the sustainability and economic viability of other operations. The Group, therefore, continually reviews and assesses the operating and financial performance of its assets and during 2019 there was a review of the SA gold operations pursuant to ongoing losses experienced at the Beatrix and Driefontein operations and at the Marikana operations post its acquisition in June 2019.

Restructuring costs were incurred in 2019 of R1,252 million (2018: R143 million) and included voluntary separation packages. The restructuring costs mainly related to the SA gold operations and the Marikana operations and amounted to R357 million and R867 million respectively.

Sibanye-Stillwater Annual Financial Report 2019	284

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Transaction costs

Transaction costs were R448 million in 2019 compared with R403 million in 2018. The transaction costs in 2019 included advisory and legal fees of R284 million (2018: R117 million) related to the Lonmin acquisition, streaming transaction costs of R52 million, advisory and legal fees of R32 million related to the Sibanye Gold Limited internal restructuring, the dissenting shareholder liability legal costs of R20 million and platinum jewellery membership costs of R18 million. The transaction costs in 2018 mainly related to the DRDGOLD acquisition, the proposed Lonmin acquisition, and the dissenting shareholder liability legal costs.

Gain on acquisition

A gain on acquisition of R1,103 million arose on the acquisition of Lonmin Plc (Lonmin or the Marikana operations) in 2019 and is attributable to the transaction being attractively priced, and is consistent with the statement by the boards of Sibanye Stillwater and Lonmin, that the purchase price reflected the recovery in PGM prices at the time of the increased offer, balanced against the fact that Lonmin, pre-acquisition, was financially constrained and unable to fund the significant investment required to sustain its business and associated employment.

Royalties

Royalties increased by 103% to R431 million in 2019 from R213 million in 2018. The increase in 2019 was mainly due to the increase in SA PGM revenue as a result of higher PGM basket prices. The 47% decrease in 2018 compared to 2017 was mainly due to the respective decrease in gold revenue and profitability.

Mining and income tax

Mining and income tax decreased to a credit of R1,733 million in 2019 compared with a charge of R1,084 million in 2018. The table below indicates Sibanye-Stillwater’s effective tax expense rate in 2019 and 2018.

		2019	2018
Mining and income tax	Rm	(1,733.0)	1,083.8
Effective tax rate	%	133.3	(75.4)

In 2019, the tax credit on the loss before tax at the South African statutory company tax rate of 28.0%, or R364 million, compared with a credit of R1,733 million mainly due to the tax effect of the following:

● R1,574 million deferred tax credit on the US PGM operations’ due to contract negotiations during 2019, resulting in the state tax jurisdiction for the US PGM operations to change to the Pennsylvania state;

● R403 million net other non-taxable income and non-deductible expenditure;

● R202 million non-taxable share of results of equity-accounted investees; and

● R309 million non-taxable gain on acquisition.

The above was partially offset by the following:

● R571 million non-deductible loss on financial instruments;

● R384 deferred tax assets not recognised;

● R86 million non-deductible finance charges; and

● R81 million non-deductible share based payments.

In 2018, the tax credit on the loss before tax at the South African statutory company tax rate of 28.0%, or R402 million, compared with a charge of R1,084 million mainly due to the tax effect of the following:

● R137 million non-taxable gain on financial instruments; and

● R250 million non-taxable gain on foreign exchange differences.

The above were offset by the following:

● R118 million non-deductible finance charges;

● R123 million non-deductible impairments;

● R110 million non-deductible transaction costs;

● R1,545 million deferred tax charge on increase of the US PGM operations’ long-term expected tax rate; and

● R377 million assessed losses and other deductible temporary differences not recognised.

Sibanye-Stillwater Annual Financial Report 2019	285

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Profit/(loss) for the year

As a result of the factors discussed above, the profit in 2019 was R433 million compared with the loss in 2018 of R2,521 million.

The following table depicts contributions from various segments to the profit/(loss).

Figures in million - SA rand	2019	2018
US PGM operations	5,065	(1,531)
Stillwater	5,065	(1,531)
SA PGM operations	3,417	1,532
Rustenburg operation[1]	(10,827)	3,348
Marikana	1,881	-
Kroondal	1,336	315
Platinum Mile	43	33
Mimosa	377	211
Corporate and reconciling items[1]	10,606	(2,374)
SA gold operations	(7,887)	(2,334)
Driefontein	(2,553)	(3,522)
Kloof	(1,501)	295
Beatrix	(854)	(186)
Cooke	(531)	(627)
DRDGOLD	496	(591)
Corporate and reconciling items	(2,944)	2,296
Group Corporate and reconciling items	(162)	(187)

1 The net loss on the Rustenburg operation was impacted in 2019 by the fair value adjustment of R10,695 million on the obligation for future dividends payable to its shareholders in terms of the BEE SPV structure due to the higher long term PGM basket prices expected over the life of mine. This fair value adjustment eliminates in the corporate and reconciling items at a SA PGM operations level.

Liquidity and capital resources

Cash flow analysis

Net increase in cash and cash equivalents in 2019 was R3,129 million compared with R352 million in 2018.

The principal factors explaining the changes in net cash flow for the year are set out in the table below.

Figures in million - SA rand	2019	2018	% Change 2019/2018
Net cash from operating activities	9,464	12,197	(22)
Adjusted for:
Dividends paid	85	1	(8,400)
Net interest paid	1,335	1,426	6
Deferred revenue advance received	(2,859)	(6,555)	(56)
Less:
Additions to property, plant and equipment	(7,706)	(7,081)	(9)
Adjusted free cash flow[1]	319	(12)	2,754
Acquisition of subsidiaries, net of cash acquired	2,875	283	916
Payments to dissenting shareholders	(319)	(1,376)	77
Proceeds on loss of control of subsidiaries and disposal of investments	-	257	(100)
Net proceeds from shares issued	1,688	-	100
Net borrowings (repaid)/raised	(3,027)	(4,101)	26

1 One of the drivers to sustain and increase shareholder value is adjusted free cash flow generation as that determines the cash available for dividends and other investing activities. Adjusted free cash flow is defined as net cash from operating activities before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment

Non-IFRS measure such as adjusted free cash flow is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only, and because of its nature, adjusted free cash flow should not be considered as a representation of financial performance under IFRS

Sibanye-Stillwater Annual Financial Report 2019	286

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Cash flows from operating activities

Net cash from operating activities decreased by R2,733 million to R9,464 million in 2019 from R12,197 million in 2018. The items contributing to the decrease in 2019 and increase in 2018 are indicated in the table below.

Figures in million - SA rand	2019	2018
Increase in cash generated by operations[1]	1,857	1,611
(Decrease)/increase in deferred revenue advance received[2]	(3,696)	6,555
(Increase)/decrease in cash-settled share-based payments paid	(69)	412
Decrease/(Increase) in change in working capital	444	(548)
Decrease in interest paid	18	433
(Increase)/decrease in royalties and tax paid[3]	(1,277)	357
(Increase)/decrease in dividends paid[4]	(84)	560
Other	74	77
(Decrease)/increase in cash flows from operating activities	(2,733)	9,457

1 The increase in cash generated by operations in 2019 and 2018 was mainly due to the increase in the average realised US and SA PGM basket prices, and negatively impacted by the operational disruptions experienced by the SA gold operations

2 On 11 April 2019, Sibanye-Stillwater concluded a forward gold sale arrangement where the Group received a cash prepayment of US$125 million (approximately R1.7 billion) in exchange for the future delivery of 105,906 ounces (3,294 kilograms) of gold in 4 equal parts on 1 October 2019, 15 October 2019, 31 October 2019 and 15 November 2019, subject to a floor price of US$1,200/oz and a cap price of US$1,323/oz (gold prepayment). On 21 October 2019, Sibanye-Stillwater concluded a forward gold sale arrangement where the Group received a cash prepayment of R1.1 billion in exchange for the future delivery of 8,482 ounces (263.8 kilograms) of gold every two weeks from 10 July 2020 to 16 October 2020 subject to an initial reference price of R17,371/oz comprising 80% of the prevailing price on execution date. This was offset by the decrease of R6,555 million (US$500 million) received through a streaming agreement with Wheaton International, a wholly-owned subsidiary of Wheaton Precious Metals Corp on closing of the transaction in 2018

3 The increase in royalties and tax paid in 2019 was due to the increase in taxable mining income as a result of increased US and SA PGM basket prices and the decrease in royalties and tax paid in 2018 was due to the decrease in taxable mining income

4 The Group declared no dividend in 2019 and 2018. The dividend declared and paid in 2019 related to dividends paid by subsidiary companies to their non-controlling shareholders

Adjusted free cash flow

Adjusted free cash flow during 2019 increased with cash received due to higher PGM basket prices at both the US and SA PGM operations and was significantly impacted by the operational disruptions and slow ramp up to full production capacity experienced by the SA gold operations. The Group recorded positive adjusted free cash flow of R319 million in 2019, which was an improvement of R331 million compared with 2018. In 2019, the US PGM operations recorded a 864% increase in positive free cash flow to R3,732 million and the SA PGM operations recorded a 209% increase in positive free cash flow to R2,726 million which was partially offset by negative free cash flow of R5,496 million from the SA gold operations.

Cash flows from investing activities

Net cash used in investing activities decreased to R4,865 million in 2019 from R7,744 million in 2018. The decrease in cash used in investing activities was mainly due to cash acquired of R2,999 million on the acquisition of the Marikana operations in 2019 (settled through the issue of Sibanye-Stillwater shares) and the payment of R1,376 million to the dissenting shareholders in 2018. Net cash used in investing activities decreased to R7,744 million in 2018 from R28,144 million in 2017 mainly due the acquisition of Stillwater in 2017 for R27,386 million, partly offset by the proceeds on disposal of Stillwater’s marketable securities investments of R3,605 million in 2017.

Sibanye-Stillwater Annual Financial Report 2019	287

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Capital expenditure increased by 9% to R7,706 million in 2019 from R7,081 million in 2018. Capital expenditure at the individual mines is shown in the table below.

Figures in million - SA rand	2019	2018
US PGM operations	3,393	2,833
Stillwater	3,393	2,833
SA PGM operations	2,248	1,000
Rustenburg operation	819	792
Marikana	1,189	-
Kroondal	213	141
Platinum Mile	27	67
Corporate and reconciling items	-	-
SA gold operations	2,066	3,248
Driefontein	676	1,046
Kloof	937	1,202
Beatrix	306	481
Cooke	-	-
DRDGOLD	82	318
Corporate and reconciling items	65	201

Capital expenditure increased from R7,081 million in 2018 to R7,707 million in 2019. Capital expenditure at the US PGM operations for 2019 was R3,393 million of which R2,035 million was spent on the Blitz and fill the mill projects. This compares to capital expenditure in 2018 of R2,833 million of which R1,574 million was spent on the Blitz project. Capital expenditure at the SA PGM operations increased from R1,000 million in 2018 to R2,248 million in 2019, mainly due to the inclusion of capital expenditure on the Marikana operations of R1,189 million. Capital expenditure at the SA gold operations excluding DRDGOLD declined from R2,930 million in 2018 to R1,984 million in 2019 due to the impact of the strike. Capital expenditure at DRDGOLD decreased from R318 million in 2018 to R82 million in 2019, mainly due to the Far West Gold Recoveries tailings retreatment operation which was completed during April 2019. Capital expenditure increased by R982 million in 2018 to R7,081 million from R6,099 million in 2017 mainly due to the inclusion of a full year from the US PGM expenditure compared with eight months in 2017.

Cash flows from financing activities

Net cash used in financing activities of R1,470 million in 2019 compared with cash used in financing activities of R4,101 million in 2018. Net cash used in financing activities comprised of lease payments of R132 million (2018: Rnil), loans repaid of R22,008 million (2018: R21,232 million) partially offset by loans raised of R18,982 million (2018: R17,130 million) and proceeds from shares issued of R1,688 million (2018: Rnil).

On 25 October 2019 the R6.0 billion RCF was successfully refinanced with a R5.5 billion RCF maturing on 10 November 2022. On 6 April 2018, Sibanye-Stillwater refinanced its US dollar RCF. The new facility increased from US$350 million to US$600 million.

During September 2018, Sibanye-Stillwater concluded and repurchased a portion of the:

● US$ Convertible Bond with aggregate principal amount of US$66 million for a total repurchase price of approximately US$50 million; and

● 2022 and 2025 Notes issued by Stillwater for the total repurchase price was approximately US$345 million (with a nominal value of US$349 million).

Net increase/(decrease) in cash and cash equivalents

As a result of the above, net cash and cash equivalents increased by R3,129 million in 2019 compared with an increase of R352 million in 2018.

Total Group cash and cash equivalents amounted to R5,619 million at 31 December 2019 (2018: R2,549 million).

Statement of financial position

Borrowings

Total borrowings (short- and long-term) excluding R1,330 million attributable to Burnstone, which has no recourse to Sibanye-Stillwater’s balance sheet, and including the R4,145 million derivative financial instrument increased to R26,551 million at 31 December 2019 from R23,769 million at 31 December 2018.

At 31 December 2019, Sibanye-Stillwater had committed unutilised banking facilities of R5,688 million available under the US$600 million RCF and R5.5 billion RCF.

For a description of borrowings, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 26: Borrowings and derivative financial instrument.

Working capital and going concern assessment

For the year ended 31 December 2019, the Group realised a profit of R432.8 million (31 December 2018: loss of R2,520.7 million). As at 31 December 2019 the Group’s current assets exceeded its current liabilities by R11,836.9 million (31 December 2018: R562.7 million) and the

Sibanye-Stillwater Annual Financial Report 2019	288

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Group’s total assets exceeded its total liabilities by R31,138.3 million (31 December 2018: R24,724.4 million). During the year ended 31 December 2019 the Group generated net cash from operating activities of R9,464.0 million (31 December 2018: R12,197.2 million).

The Group had available undrawn debt facilities of R5,688 million at 31 December 2019 (2018: R5,987 million) and cash balances of R5,619.0 million (31 December 2018: R2,549.1 million). On 11 November 2019 the R6.0 billion Revolving Credit Facility (“RCF”) was refinanced by a R5.5 billion RCF maturing on 10 November 2022. US$150 million (R2,100 million) of the US$600 million RCF matures in April 2021, with the remainder of the facilities maturing after April 2022.

Sibanye-Stillwater’s leverage ratio, based on the 12 month’s financial results, (net debt to adjusted EBITDA) as at 31 December 2019 was 1.4:1 and its interest coverage ratio (adjusted EBITDA to net finance charges) was 6.5:1 (31 December 2018: 2.5:1 and 4.9:1). However, in terms of the allowed adjustments (annualised Marikana contribution to Group adjusted EBITDA) as per the facility agreements (net debt to adjusted EBITDA) as at 31 December 2019 was 1.25:1 and its interest coverage ratio (adjusted EBITDA to net finance charges) was 12.5:1. Both ratios are within the maximum permitted leverage ratio of at most 3.5:1 through to 31 December 2019, and 2.5:1 thereafter; and minimum required interest coverage ratio of 4.0:1, calculated on a quarterly basis, required under the US$600 million RCF and the R5.5 billion RCF (together the RCFs).

Various events during 2018 and 2019 (2018 safety issues, 2018/2019 gold strike and the SRPM offtake contract change from a purchase of concentrate to a toll processing arrangement) impacted negatively on group earnings and cash flows. Additionally, during 2019, the Group had to manage delays in the approval of the Lonmin acquisition, the take on of inherent uncertainties within the Lonmin business, alongside the now successfully concluded 3 yearly PGM wage negotiations. Liquidity levels were maintained throughout the year to manage this increased uncertainty. The Group issued 108.9 million ordinary shares for R1.7 billion on 15 April 2019 and executed a US$125 million (R1.8 billion) gold prepayment transaction on 11 April 2019, to enhance liquidity and balance sheet flexibility. A few days later, on 17 April 2019, AMCU, one of Sibanye-Stillwater’s labour unions, withdrew its wage demands and ended its five-month strike action at the SA gold operations. In order to accommodate a potential breach in covenant ratios resulting from the impact of the strike at the SA Gold operations and the SRPM contract change, the RCF lenders approved a complete waiver of financial covenant compliance for the quarter ending 31 March 2019; and a leverage ratio of no more than 3.75:1 and an interest coverage ratio of at least 3.5:1 for the quarter ended 30 June 2019. Whilst the Group did not ultimately require these concessions, reporting a maximum leverage ratio of 2.98:1 and a minimum interest coverage ratio of 5.36:1 during 2019, it was deemed prudent to ensure that sufficient headroom was maintained within these financial covenants.

Gold and PGMs are sold in US dollars with most of the South African operating costs incurred in rand, as such the Group’s results and financial condition will be impacted if there is a material change in the rand/US dollar exchange rate. High levels of volatility in commodity prices may also impact on profitability. Due to the nature of deep level mining, industrial and mining accidents may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities. Further, Sibanye-Stillwater’s operations may be adversely affected by production stoppages caused by labour unrests, union activity or other factors. The recent lockdown announced in South Africa due to the outbreak of COVID-19 (refer below) will adversely affect the 2020 production outlook for the South African operations. These factors will impact on cash generated or utilised by the Group, as well as adjusted EBITDA and financial covenants.

On 6 March 2020, Anglo American Platinum Limited (Anglo Plats) announced the temporary shutdown of its converter plant and issued a written notification of force majeure (FM) regarding the toll agreement between Anglo Plats and our Rustenburg operation and the purchase of concentrate agreement with our Kroondal and Platinum mile operations. Anglo Plats indicated that its converter plant will be unavailable for at least eight weeks (FM period). Sibanye-Stillwater reached agreement with Anglo Plats regarding the processing of all PGM containing material produced from the Rustenburg and Platinum Mile operations and approximately half of the PGM containing material produced from the Kroondal operation, at our Marikana processing facilities for at least the duration of the FM period. These agreements are expected to largely offset the delayed smelting and refining impact of the FM event on the Sibanye-Stillwater operations, but could, under normal operating circumstances, result in an estimated inventory working capital lockup of up to R2.5 billion in the first half of 2020 that is expected to be released during the second half of 2020.

In addition, on 23 March 2020, the President of the Republic of South Africa announced a nation-wide lockdown for 21 days effective from midnight on 26 March 2020 following the outbreak of COVID-19 in South Africa. Sibanye-Stillwater implemented measures to place its SA Gold and SA PGM operations on care and maintenance, as required under the lockdown regulations. During this initial lockdown period there was no production from our South African operations and the following initiatives were implemented to preserve liquidity at these operations:

●	reduced variable overhead costs due to care and maintenance only, with costs limited to security, water pumping, ventilation, monitoring of infrastructure at shafts and plants and consumables associated with each activity;
●	reduced labour cost from the third week of lockdown onwards; and
●	force majeure announce to contractors not involved in the care and maintenance activity.

On 9 April 2020 the South African President announced that the lockdown period is extended for an additional 14 days. On 16 April 2020 a notice was published by the South African government which amended certain regulations previously issued in terms of Section 27(2) of the Disaster Management Act, 2002. These amendments, amongst others, allowed for South African mining operations to be conducted at a reduced capacity of not more than 50% during the period of lockdown, and thereafter at increasing capacity as determined by directives to be issued by the Minister of Mineral Resources and Energy. From 17 April 2020, management was in the process of implementing its strategy to mobilise the required employee complement and safely ramp up the South African operations to the initial 50% production capacity. This strategy includes:

●	communications to employees and unions regarding the operational plan to ramp up production;
●	start-up preparations that include opening of services, ensuring appropriate ventilation, starting of belts, flushing of water pipes and consolidating impact of shutdown; and
●	medical screening and training of employees to ensure a safe return to production.

Sibanye-Stillwater Annual Financial Report 2019	289

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

In order to further proactively manage the COVID-19 threat at our US PGM operations and comply with the added requirements of local health authorities, a decision was made to reduce the number of people at our US sites, whilst maintaining production from current operations. Specific actions taken include:

●	demobilising contractors involved in growth capital activities;
●	facilitating remote work for personnel that are not required on site; and
●	prohibiting face-to-face contact with external parties and restricting site access to employees.

The Blitz project accounts for the majority of contract workers at the US PGM operations and these decisions are likely to temporarily impact growth from Blitz in 2020 and delay the project’s development schedule.

Management modeled various scenarios to determine the impact on the liquidity requirements of the Group of the Anglo Plats FM event, the extended lockdown in South Africa and the impact of COVID-19 limitations at the US PGM operations.

Management considered various scenarios that included the operational limitations in the United States as noted above, combined with:

●	42 day lockdown of mining operations in South Africa before returning to full mining activity;
●	21 day lockdown in South Africa, with the resumption of only Surface Operations for three months, before returning to full mining activity;
●	21 day lockdown in South Africa, with a resumption of operations with social distancing measures across all operations for three months before returning to full mining activity; and
●	three month lockdown across all SA operations, alongside further reduced production output from the US operations before returning to full mining activity.

The scenario analysis included the following additional assumptions:

●	average commodity prices for the remainder of the year: Gold ($1,600/oz), Palladium ($2,000/oz), Platinum ($750/oz) and Rhodium ($7,500/oz);
●	average rand/ US dollar exchange rate for the remainder of the year: R18:US$1;
●	production at SA operations modelled for a delayed ramp up to full production over two months subsequent to the lockdown period, based on experience from previous mine shut downs; and
●	available liquidity at 31 March 2020 of R16.5 billion consisting of R0.2 billion committed undrawn debt, R1.7 billion of available uncommitted overnight facilities and R14.6 billion cash on hand.

While each of the scenarios result in a net utilisation of available liquidity, none of the scenarios result in an overall depletion of available liquidity. In each of the scenarios the Group expects to continue to meet its debt covenant requirements and remain liquid and solvent for at least a twelve month period after the date of approving these financial statements.

The Group has demonstrated its ability to proactively manage liquidity risk through various initiatives implemented during 2019. Improved geographical and commodity diversification, along with improved commodity prices, and increased operational scale should enable management to mitigate the impact of COVID-19, positioning the Group for a return to its targeted leverage ratio of 1:1. However, there are a number of uncertainties associated with COVID-19 that could have an adverse impact on the Group and its ability to comply with debt covenants and meet liquidity requirements. These uncertainties could include:

●	turmoil in the world economy and the possible adverse impact over the short to medium term on the demand for PGMs and gold, commodity prices and rand/ US dollar exchange rates;
●	possible further extension of the lockdown periods and/or delay in ramping up South African operations with an impact on production beyond the modeled scenarios described above;
●	potential lockdown at the US PGM operations overlapping significantly with the lockdown at the South African operations;
●	extended lockdown and delayed return to normal production by our suppliers and customers and the economies in which they operate;
●	health and wellbeing of our employees after the extended lockdown; and
●	financial market disruption and limited access to funding opportunities.

The adverse impact of the above uncertainties or a combination thereof could further deteriorate the Group’s forecasted liquidity position and may require the Group to further increase operational flexibility by adjusting mine plans, reducing capital expenditure and/or selling assets. The Group may also, if necessary, be required to consider options to increase funding flexibility which may include, amongst others, additional loan facilities or debt capital market issuances, streaming facilities, prepayment facilities or, in the event that other options are not deemed preferable or achievable by the Board, an equity capital raise. The Group could also, with lender approval, request covenant amendments or restructure facilities. During past adversity management has successfully implemented similar actions. However, the impact of COVID-19 on the global economy is unprecedented and unclear, and implementation of these actions could be challenging during the depressed economic environment caused by COVID-19.

While management acknowledge that there are uncertainties in modelling the different scenarios attributable to the COVID-19 pandemic, management remain confident that the Group’s liquidity needs can be satisfied under any of the probable scenarios. The consolidated financial statements for the year ended 31 December 2019, therefore, have been prepared on a going concern basis

Sibanye-Stillwater Annual Financial Report 2019	290

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Off balance sheet arrangements and contractual commitments

At 31 December 2019, Sibanye-Stillwater had no off balance sheet items. For a description of Sibanye-Stillwater’s contractual commitments, see the following notes to the consolidated financial statements:

Contractual commitments	Note to the consolidated financial statements
Environmental rehabilitation obligation	28 – Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	29 – Occupational healthcare obligation
Commercial commitments	35 – Commitments
Contingent liabilities	36 – Contingent liabilities
Debt
– capital	26 – Borrowings and derivative financial instrument
– interest	26 – Borrowings and derivative financial instrument
Leases	27 – Lease liabilities

These contractual commitments for expenditure will be met from internal cash flow and, to the extent necessary, from the existing facilities.

Critical accounting policies and estimates

Sibanye-Stillwater’s significant accounting policies are fully described in the various notes to its consolidated financial statements. Some of Sibanye-Stillwater’s accounting policies require the application of significant judgements and estimates by management that can affect the amounts reported in the consolidated financial statements.

These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the consolidated financial statements.

For Sibanye-Stillwater’s significant accounting policies that are subject to significant judgements, estimates and assumptions, see the following notes to the consolidated financial statements:

Significant accounting policy	Note to the consolidated financial statements
Revenue	3 – Revenue
Royalties, mining and income tax, and deferred tax	9 – Royalties, mining and income tax, and deferred tax
Property, plant and equipment	12 – Property, plant and equipment
Business combinations	14 – Acquisitions
Goodwill	15 – Goodwill
Equity-accounted investments	16 – Equity accounted investments
Other receivables and other payables	20 – Other receivables and other payables
Inventories	21 – Inventories
Borrowings	26 – Borrowings and derivative financial instrument
Environmental rehabilitation obligation	28 – Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	29 – Occupational healthcare obligation
Deferred revenue	30 – Deferred revenue
Contingent liabilities	36 – Contingent liabilities

Sibanye-Stillwater Annual Financial Report 2019	291

STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS

The directors are responsible for the preparation and fair presentation of the consolidated annual financial statements of Sibanye-Stillwater, comprising the consolidated statement of financial position as at 31 December 2019, and consolidated income statement and consolidated statements of other comprehensive income, changes in equity and cash flows for the year then ended, and the notes to the consolidated financial statements, which include a summary of significant accounting policies, and other explanatory notes, in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act, 71 of 2008 (the Companies Act) and the JSE Listings Requirements.

In addition, the directors are responsible for preparing the directors’ report.

The directors consider that, in preparing the consolidated financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all IFRS standards that they consider to be applicable have been complied with for the financial year ended 31 December 2019. The directors are satisfied that the information contained in the consolidated financial statements fairly presents the results of operations for the year and the financial position of the Group at year end. The directors are responsible for the information included in the annual financial report, and are responsible for both its accuracy and its consistency with the consolidated annual financial statements.

The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the Group to enable the directors to ensure that the consolidated annual financial statements comply with the relevant legislation.

The Group operated in a well-established control environment, which is well documented and regularly reviewed. This incorporates risk management and internal control procedures, which are designed to provide reasonable assurance that assets are safeguarded and the material risks facing the business are being controlled.

The directors have made an assessment of the ability of the Company and its subsidiaries to continue as going concerns and based on this assessment concluded that the basis for preparation of the consolidated annual financial statements is appropriate to that of a going concern.

The Group’s external auditors, Ernst & Young Inc. audited the consolidated annual financial statements. For their report, see– Independent Auditor’s Report.

The consolidated annual financial statements were approved by the Board of Directors and are signed on its behalf by:

Neal Froneman

Chief Executive Officer

Charl Keyter

Chief Financial Officer

22 April 2020

COMPANY SECRETARY’S CONFIRMATION

In terms of section 88(2)(e) of the Companies Act, as amended, I certify that to the best of my knowledge, the Company has lodged with the Companies and Intellectual Property Commission all such returns as are required to be lodged by a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.

Lerato Matlosa

Company Secretary

22 April 2020

Sibanye-Stillwater Annual Financial Report 2019	292

REPORT OF THE AUDIT COMMITTEE

Introduction

The Audit Committee has formal terms of reference which are updated on an annual basis. The Board is satisfied that the Audit Committee has complied with these terms, and with its legal and regulatory responsibilities as set out in the Companies Act, King IVTM, the JSE Listings Requirements and the requirements of the SEC.

The Audit Committee consisted of six independent non-executive directors for the period from 1 January 2019 to 31 December 2019. For membership, see –Accountability–Directors’ report–Directorate–Composition of the Board and sub-committees.

The Board believes that the members collectively possess the knowledge and experience to supervise Sibanye-Stillwater’s financial management, internal and external auditors, the quality of Sibanye-Stillwater’s financial controls, the preparation and evaluation of Sibanye-Stillwater’s audited consolidated financial statements and Sibanye-Stillwater’s periodic financial reporting.

The Board has established and maintains internal controls and procedures, which are reviewed on a regular basis. These are designed to manage the risk of business failures and to provide reasonable assurance against such failures. However, this is not a guarantee that such risks are eliminated.

Responsibility

It is the duty of the Audit Committee, inter alia, to monitor and review:

● the effectiveness of the internal audit function, see –Internal Audit (below);

● auditor suitability and recommendation for appointment, see –Auditor suitability review (below);

● auditor independence and fees, see –Auditor independence and fees (below);

● reports of both internal and external auditors;

● evaluation of the expertise and experience of the Chief Financial Officer (CFO);

● financial reporting systems and ensure that reporting procedures are functioning properly;

● the governance of information technology (IT) and the effectiveness of the Group’s information systems;

● interim results and report, quarterly operating reports, company and consolidated annual financial statements and all other widely distributed financial documents;

● the Form 20-F filing with the SEC;

● accounting policies of the Group and proposed revisions;

● compliance with applicable legislation, requirements of appropriate regulatory authorities and Sibanye-Stillwater’s Code of Ethics;

● the integrity of the integrated annual report and associated reports (by ensuring that its content is reliable and recommending it to the Board for approval); and

● policies and procedures for preventing and detecting fraud.

Access and meetings

Internal and external auditors have unrestricted access to the Audit Committee, the Audit Committee Chairman and the Chairman of the Board, ensuring that auditors are able to maintain their independence. Both the internal and external auditors report at Audit Committee meetings. The Audit Committee meets with both internal and external auditors separately on a quarterly basis without other invitees being present. Management attend Audit Committee meetings by invitation.

Annual financial statements

The Committee has reviewed and is satisfied that the consolidated annual financial statements (“Audited AFS”), including accounting policies, are appropriate and comply with IFRS, the JSE Limited Listings Requirements, the requirements of the Companies Act and the requirements of the SEC.

The significant audit and accounting matters considered by the Committee during the financial year were:

● the impairment assessment of property, plant and equipment, goodwill arising from business combinations, and equity-accounted investments;

● the Lonmin Plc. (Lonmin) acquisition and related purchase price accounting;

● the fair value of the derivative financial instrument embedded in the convertible bonds; and

● first year auditor transition.

Sibanye-Stillwater Annual Financial Report 2019	293

REPORT OF THE AUDIT COMMITTEE continued

Matters that were addressed by management and by the Audit Committee on a review basis are as follows:

● ● ●
The impairment assessment of property, plant and equipment, and goodwill arising from business combinations, and equity-accounted investments

For the year ended 31 December 2019, management performed an impairment assessment over the property, plant and equipment, goodwill and equity-accounted investments as follows:

● assessed whether there is an indication, based on either internal or external sources of information, that an asset or cash-generating unit (CGU) may be impaired;

● assessed the recoverable amount of the assets, based on expected discounted net forecast cash flows arising from the expected mining of the ore reserves;

● calculated the recoverable amount for each CGU using a discounted cash flow model; and

● considered the excess of recoverable amount over the carrying value for each CGU.

Management impaired goodwill of R54.3 million attributed to the Qinisele Resources Proprietary Limited (Qinisele) acquisition. The goodwill relates to the experience and skills of the Qinisele workforce that could not be allocated to any of Sibanye-Stillwater Group’s current operating CGU’s.

The Lonmin acquisition and related purchase price accounting

For the year ended 31 December 2019, management prepared a provisional purchase price allocation of the Lonmin acquisition as follows:

● engaged an external valuation expert to determine the fair value of the property, plant and equipment based on the expected discounted net cash flows arising from the expected mining of the ore reserves; and

● determined the fair value of the remaining assets acquired and liabilities assumed using appropriate valuation techniques.

Management recognised a gain on acquisition of R1,103 million, attributable to the transaction being attractively priced.

Fair value of derivative financial instrument embedded in the convertible bonds

For the year ended 31 December 2019, management determined the fair value of the derivative financial instrument embedded in the convertible bonds as follows:

● engaged an external valuation expert (“expert”);

● the expert determined the fair value of the derivative financial instrument; and

● assessed the reasonability of key assumptions and inputs used by the expert.

Management recognised a loss on financial instrument of R3,912 million.

First year audit transition

For the year ended 31 December 2019, Sibanye-Stillwater transitioned to Ernst & Young Inc. as its external auditor. The Audit Committee is satisfied that Ernst & Young Inc. determined the appropriateness of corresponding amounts and the account balances at the beginning of the period; obtained an understanding of the accounting policies applied by the Sibanye-Stillwater Group; and acquired an understanding of the specific risks, controls, policies and processes within the Sibanye-Stillwater Group that enabled the determination and execution of an appropriate audit approach.

Auditor suitability review

In terms of section 90(1) of the Companies Act, each year at its annual general meeting (AGM), the Company must appoint an external audit firm and designated individual partner that complies with the requirements of section 90(2) of the Companies Act and with the JSE Listings Requirements.

The Board delegated to the Audit Committee the responsibility to review the Company’s current appointed audit firm and designated individual audit partner for re-appointment. The Board would then make a recommendation to the shareholders in the notice of AGM, based on the outcome of the review and report of the Audit Committee to the Board.

Accordingly, in compliance with paragraph 3.84(g)(iii) of the JSE Listings Requirements, the Audit Committee assessed the suitability for reappointment of the current appointed audit firm, being Ernst & Young Inc., and the designated individual partner, being Lance Ian Neame Tomlinson (Auditor Suitability Review).

The Auditor Suitability Review performed by the Audit Committee included an examination and review of:

● the results of the most recent Independent Regulatory Board of Auditors (IRBA) inspection of Ernst & Young Inc. (ISQC 1 Inspection), including the responses of the firm on observations raised;

● the results of the most recent IRBA inspection of the designated individual auditor;

●	a summary of the audit firms ISQC 1 internal inspection process and the process to analyse and conclude on the results of the internal inspection;
●	a summary of the outcome of the designated individual auditor’s latest internal quality review;

● the results of the most recent Public Company Accounting Oversight Board (PCAOB) inspection review of Ernst & Young Inc.; and

Sibanye-Stillwater Annual Financial Report 2019	294

REPORT OF THE AUDIT COMMITTEE continued

● a summary and results of all legal and disciplinary proceedings concluded within the past seven years, which were instituted in terms of any legislation or by any professional body of which the audit firm and/or designated individual auditor are a member or regulator to whom they are accountable, including where the matter is settled by consent order or payment of a fine.

The Audit Committee has satisfied itself that both Ernst & Young Inc. and Lance Ian Neame Tomlinson are accredited in terms of the JSE Listings Requirements. Based on the results of the Auditor Suitability Review and a review of the independence of Ernst & Young Inc. and the designated individual audit partner, the Audit Committee recommended to the Board that Ernst & Young Inc. be re-appointed as the auditors of the Company and that Lance Ian Neame Tomlinson be reappointed as the designated individual partner. The Board concurred with the recommendation.

Auditor independence and fees

The Audit Committee is also responsible for determining that the external audit firm and designated individual audit partner have the necessary independence, experience, qualifications and skills, and that audit and other fees are reviewed and approved.

The Audit Committee has reviewed and assessed the independence of the external auditor, and has confirmed in writing that the criteria for independence, as set out in the rules of the Independent Regulatory Board for Auditors, the Public Company Accounting Oversight Board, and other relevant international bodies, have been followed. The Audit Committee is satisfied that Ernst & Young Inc. is independent of the Group. The following aggregate audit fees, audit-related fees, tax fees and all other fees were approved by the Audit Committee and billed by the external auditors for 2019 (Ernst & Young Inc.), 2018 (KPMG Inc.) and 2017 (KPMG Inc.) as follows:

Figures in million - SA rand	2019	2018	2017
Audit fees[1]	53.7	39.7	40.1
Audit-related fees[2]	1.0	5.2	7.1
Tax fees[3]	0.2	1.0	1.6
All other fees[4]	0.0	0.3	11.4
Total	54.9	46.2	60.2

1  Audit fees consist of the aggregate fees billed for the annual audit of Sibanye-Stillwater’s consolidated financial statements, audit of the Group’s internal controls over financial reporting in accordance with section 404 of the Sarbanes-Oxley Act and the audit of statutory financial statements of the Company’s subsidiaries, including fees billed for assurance and related services that are reasonably related to the performance of the audit or reviews of the Company’s financial statements that are services that only an external auditor can reasonably provide

2  Audit-related fees consist of the aggregate fees billed in each fiscal year for review of documents filed with regulatory authorities, consultations concerning financial accounting and reporting standards, review of security controls and operational effectiveness of systems, and due diligence related to acquisitions

3 Tax fees include the aggregate fees billed in each fiscal year for tax compliance, tax advice, tax planning and other tax-related services

4 All other fees consist of the aggregate fees billed in each fiscal year for all other services not included under audit fees, audit related fees or tax fees

The Audit Committee determines the nature and extent of non-audit services that the firm can provide and pre-approves all permitted non-audit assignments by the Group’s independent external auditor. In accordance with the SEC rules regarding auditor independence, the Audit Committee has established policies and procedures for audit and non-audit services provided by an independent auditor. The rules apply to Sibanye-Stillwater and its legally controlled subsidiaries engaging any accounting firms for audit services and the auditor who audits the accounts filed with the SEC (the external auditor) for permissible non-audit services. When engaging the external auditor for permissible non-audit services (audit related services, tax services, and all other services), pre-approval is obtained prior to the commencement of the services.

The Audit Committee approves the annual audit plan presented by the internal and external auditors and monitors progress against the plan. These audit plans provide the Audit Committee with the necessary assurance on risk management, internal control environments and IT governance.

Internal Audit

The internal control systems of the Group are monitored by Internal Audit, which reports findings and recommendations to the Audit Committee and to senior management. The Audit Committee determines the purpose, authority and responsibility of the Internal Audit function in an Internal Audit Charter. The Internal Audit function is headed by the Vice President: Internal Audit, who may be appointed or dismissed by the Audit Committee. The Audit Committee is satisfied that the incumbent Vice President: Internal Audit has the requisite skills and experience and that she is supported by a sufficient staff complement with appropriate skills and training.

Sibanye-Stillwater’s Internal Audit operates in accordance with the International Standards for the Professional Practice of Internal Auditing as prescribed by the Institute of Internal Auditors. Internal Audit activities carried out during the year were identified and planned through a combination of the Sibanye-Stillwater Risk Management framework and the risk-based methodologies adopted by Internal Audit. The Audit Committee approves the annual internal audit assurance plan presented by Internal Audit and monitors progress against the plan.

Internal Audit reports deficiencies to the Audit Committee every quarter together with recommended remedial actions, which are then followed up. Internal Audit provided the Audit Committee with a written report, which assessed as adequate the internal controls over financial reporting, IT governance and the risk management process during 2019.

The Audit Committee is responsible for IT governance on behalf of the Board and reviews the report of the Vice President: Group ICT at each Audit Committee meeting.

Sibanye-Stillwater Annual Financial Report 2019	295

REPORT OF THE AUDIT COMMITTEE continued

JSE Limited Listings Requirements

In accordance with the JSE Limited Listings Requirements, the Audit Committee reports and confirms that it has:

● evaluated the expertise, experience and performance of the Company and Group CFO during 2019 and is satisfied that he has the appropriate expertise and experience to carry out his duties, and is supported by qualified and competent senior staff;

● ensured that the Company and Group has established appropriate financial reporting procedures and that those procedures are operating, this included consideration of all entities consolidated into the group financial statements, ensuring that management had access to all the required financial information to allow the effective preparation and report on the group financial statements of the Company;

● evaluated the skills and experience of the Vice President: Internal Audit and is satisfied that she has the appropriate skills and experience to carry out her duties, and is supported by a sufficient staff complement with appropriate skills and training; and

● has performed the Auditor Suitability Review of both the current appointed external audit firm and designated individual partner as detailed above and ensured that the appointment of the auditor is presented and included as a resolution at the annual general meeting.

Audit Committee statement

Based on information from, and discussions with, management and external auditors, the Audit Committee is of the opinion that the financial records may be relied upon as the basis for preparation of the audited consolidated annual financial statements.

With respect to the financial year ended 31 December 2019, a material weakness was identified in that the company did not conduct an effective identification, selection and development of control activities by the central treasury function to mitigate risk in respect of the timely recognition of foreign currency cash receipts as cash and cash equivalents with corresponding settlement of trade receivables. The control deficiency did not result in any misstatements to cash and cash equivalents and the corresponding trade receivables in these consolidated financial statements, as the misstatement was adjusted in the consolidated financial statements as at 31 December 2019. Management strives to continuously improve the diligence in the identification and documentation of key controls. Management is in the process of remediating the control deficiency.

The Audit Committee has considered and discussed the Audited AFS and associated reports with both management and the external auditors.

During this process, the Audit Committee:

● evaluated significant judgements and reporting decisions;

● determined that the going-concern basis of reporting is appropriate;

● evaluated the material factors and risks that could impact on the annual financial report and associated reports;

● evaluated the completeness of the financial and sustainability discussion and disclosures; and

● discussed the treatment of significant and unusual transactions with management and the external auditors.

The Audit Committee considers that the Audited AFS comply in all material respects with the statutory requirements of the various laws and regulations governing disclosure and reporting of the Audited AFS and that the Audited AFS comply in all material respects with IFRS, as issued by the IASB, the SAICA Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act and the JSE Listings Requirements. The Audit Committee has recommended to the Board that the Audited AFS be adopted and approved by the Board.

Keith Rayner CA(SA)

Chairman: Audit Committee

22 April 2020

Sibanye-Stillwater Annual Financial Report 2019	296

DIRECTORS' REPORT

The directors have pleasure in submitting this report and the consolidated annual financial statements of Sibanye-Stillwater for the year ended 31 December 2019.

Group profile and location of our operations

Sibanye-Stillwater, an independent, global, precious metals mining company, produces a mix of metals that includes PGMs and gold. Domiciled and with its head office in South Africa, Sibanye-Stillwater owns and operates a portfolio of high-quality operations and projects that are located as follows:

● US PGM operations: The East Boulder and the Stillwater (including Blitz) mines are located in Montana, in the United States. The Columbus Metallurgical Complex, which smelts the material mined to produce PGM-rich filter cake, also conducts PGM recycling activities.

● SA PGM operations: The Kroondal, Rustenburg, Platinum Mile and Marikana operations are located on the western limb of the Bushveld Complex in South Africa, while Mimosa is on the southern portion of the Great Dyke in Zimbabwe. Platinum Mile is a retreatment facility. The Marikana operations produces PGM metals and also performs toll processing at its precious metal refinery.

● SA gold operations: In South Africa, Driefontein, Kloof and Cooke surface operations are located on the West Rand of the Witwatersrand Basin, while Beatrix is in the southern Free State goldfields of the Basin. Sibanye-Stillwater also has an interest in surface tailings retreatment facilities located from the East Rand to the West Rand through our 38.05% stake in DRDGOLD which was increased to 50.10% on 10 January 2020.

Financial affairs

Results for the year

The Group profit was R433 million in 2019 compared with a loss of R2,521 million in 2018. The major source of earnings for 2019 was the SA PGM operations, which accounted for approximately 59% of Group adjusted EBITDA in 2019 with the inclusion of the Marikana operations for seven months since acquisition that contributed 16% to the Group adjusted EBITDA. The contribution from the US PGM operations has also increased by 76% contributing 49% of Group adjusted EBITDA, mainly due to a higher average 2E basket price received which increased by 39% to US$1,403/2Eoz. The contribution from SA PGM operations has increased substantially due to both a higher average 4E basket price received, which increased by 44% to R19,994/4Eoz, and the contribution to Group adjusted EBITDA from the Marikana operations of R2,448 million. Despite a higher average rand gold price received year-on-year, the impact of the strike that ended in April 2019, caused production from the SA gold operations to decrease by 7,591kg (244,057oz), resulting in adjusted EBITDA from the SA gold operations declining by 171% to a negative R969 million. For a review of Sibanye-Stillwater’s financial performance for 2019, see –Overview–Management’s discussion and analysis of the financial statements.

Dividends

Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, therefore, considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate.

In line with Sibanye-Stillwater’s strategic priority of deleveraging, the Board of Directors resolved not to pay a final dividend.

Borrowing powers

In terms of Clause 4 of the Company’s Memorandum of Incorporation, the borrowing powers of the Sibanye Gold Limited (the Company) are unlimited. As at 31 December 2019, the borrowings of the Company and the Group, excluding the Burnstone Debt and including the derivative financial instrument, was R10,824 million (2018: R11,327 million) and R26,551 million (2018: R23,769 million), respectively, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 26: Borrowings and derivative financial instrument.

Sibanye-Stillwater is subject to financial and other covenants and restrictions under its credit facilities from time to time. Such covenants may include restrictions on Sibanye-Stillwater incurring additional financial indebtedness and obligations to maintain certain financial covenant ratios for as long as any amount is outstanding under such facilities.

Events after reporting date

There were no events that could have a material impact on the financial results of the Group after 31 December 2019, other than those disclosed in the consolidated financial statements, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 38: Events after reporting date.

Sibanye-Stillwater Annual Financial Report 2019	297

DIRECTORS' REPORT continued

Working capital and going concern assessment

The consolidated financial statements have been prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors believe that the Group has adequate resources to continue as a going concern for the foreseeable future.

The directors believe that the cash generated by its operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due. The consolidated financial statements for the year ended 31 December 2019, therefore, have been prepared on a going concern basis, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 34.2: Risk management activities–Liquidity risk–Working capital and going concern assessment.

Significant announcements

Results of share placing – 10 April 2019

On 9 April 2019, Sibanye-Stillwater announced its intention to conduct a non pre-emptive cash placing of new ordinary no par value shares in the authorized but unissued share capital of the Company to certain institutional investors (the “Placing”), of up to 108,932,356 shares, which represents approximately 5 per cent of the Company’s existing issued ordinary share capital base which is the maximum authorised issuance under current authorities.

On 10 April 2019, Sibanye-Stillwater announced successful completion of the Placing. A total of 108,932,356 new ordinary no par value shares in the authorized share capital of Sibanye-Stillwater had been placed with existing and new institutional investors at a price of R15.50 per share, raising gross proceeds of approximately ZAR1.7 billion/US$120 million.

Sibanye-Stillwater enhances liquidity by entering into a US$125 million Gold prepayment arrangement – 11 April 2019

On 11 April 2019, Sibanye-Stillwater announced that it has further enhanced its liquidity position by concluding a forward gold sale arrangement with Citibank whereby the Company has received a cash prepayment of US$125 million (approximately R1.75 billion) in exchange for the future delivery of 105,906 ounces (3,294 kilograms) of gold during Q4 2019, subject to a floor price of US$1,200 per ounce and a cap price of US$1,323 per ounce. Sibanye-Stillwater settled this arrangement with the final delivery on 14 November 2019.

Sibanye-Stillwater and AMCU conclude gold strike – 17 April 2019

On 17 April 2019, Sibanye-Stillwater reported that the five month strike by the Association of Mineworkers and Construction Union (AMCU) at its SA gold operations, has been resolved. As part of the agreement reached with Sibanye-Stillwater, AMCU has committed to signing the 2018 three-year wage agreement previously signed with National Union of Mineworkers (the NUM), Solidarity and UASA in respect of wages and conditions of service for the period 1 July 2018 to 30 June 2021. Sibanye-Stillwater has agreed to, inter alia:

− an ex gratia payment of R4,000 for all employees at its gold operations in the form of cash or a voucher, to alleviate hardship

− offer a cash advance of R5,000 upon request of the employees which will be repayable over a 12 month period

− assistance with debt consolidation and counselling as part of the existing ‘Care for iMali’ program

− waive its rights to reclaim costs incurred on behalf of employees during the strike including contributions to medical aid and pension/provident funds, accommodation and feeding costs

− provide transport for employees to return to work

− any employees who were dismissed for strike related misconduct will be subject to normal disciplinary proceedings in line with the Company’s disciplinarily code and procedures which include the right to lodge a complaint in line with the formal grievance procedures

Resignation of Group Chairman, Mr Sello Moloko and appointment of Dr Vincent Maphai – 29 May 2019

On 29 May 2019, Sibanye-Stillwater announced, in accordance with Section 3.59 of the JSE Limited Listings Requirements, the Board of advised that the current Board Chairman, Mr Sello Moloko has tendered his resignation, effective 30 September 2019, in order to focus on his other responsibilities and the ongoing development of the Thesele Group, which he founded in 2005. Mr Moloko has served as Chairman of the Group since it was established in February 2013 and has overseen the growth and development of the Group, from a South African gold producer, into a leading international precious metals company and the Board would like to thank him for his sage counsel and guidance during this transformative period in the Company’s history.

The Board was also pleased to announce the appointment of Dr Vincent Maphai, who succeeded Mr Moloko as Chairman and Non-executive Independent director, and joined the Board as Chairman designate effective from 1 June 2019. Dr Maphai’s appointment followed an extensive search process and allowed for a suitable handover period in order to ensure continuity. The Board would like to congratulate and welcome Dr Maphai and looks forward to his valuable contribution to the ongoing development of Sibanye-Stillwater.

Sibanye-Stillwater acquisition of Lonmin - 7 June 2019

On 14 December 2017, Sibanye-Stillwater announced that it had reached an agreement with Lonmin Plc (Lonmin) on the terms of a recommended all-share offer to acquire the entire issued and to be issued ordinary share capital of Lonmin (the Lonmin Acquisition). The Lonmin Acquisition was effected by means of a scheme of arrangement between Lonmin and the Lonmin shareholders under Part 26 of the UK

Sibanye-Stillwater Annual Financial Report 2019	298

DIRECTORS' REPORT continued

Companies Act. Under the initial terms of the Lonmin Acquisition, each Lonmin shareholder was entitled to receive: 0.967 new Sibanye-Stillwater shares for each Lonmin share (Initial offer).

On 25 April 2019, the boards of Sibanye-Stillwater and Lonmin reached agreement on the terms of an increased recommended all-share offer pursuant to which Sibanye-Stillwater, and/or a wholly owned subsidiary of Sibanye-Stillwater, was to acquire the entire issued and to be issued ordinary share capital of Lonmin (the Increased Offer). Under the terms of the Increased Offer, Lonmin shareholders was entitled to receive one new Sibanye-Stillwater share for each Lonmin share.

On 7 June 2019, Sibanye-Stillwater noted Lonmin’s announcement made on 7 June 2019, that the Scheme implementing the acquisition of Lonmin plc has become Effective in accordance with its terms. Accordingly, the entire issued and to be issued ordinary share capital of Lonmin is now owned by Sibanye-Stillwater and all non-executive directors of Lonmin have tendered their resignations with effect from the Effective Time of the Scheme. Lonmin Shareholders swapped one Lonmin Share held for one New Sibanye-Stillwater Share and the total number of ordinary no par value shares issued was 290,394,531. For additional information on the Lonmin acquisition –Consolidated financial statements–Notes to the consolidated financial statements–Note 14.1: Lonmin acquisition.

Sibanye-Stillwater enters into a strategic acquisition agreement with Generation Mining to further its Marathon project – 26 June 2019

On 26 June 2019, Sibanye-Stillwater advised that it has entered into an acquisition agreement with Generation Mining Limited (Gen Mining) to further the development of the PGM-copper Marathon project, situated in northern Ontario, Canada, adjacent to Lake Superior. The Marathon project was acquired by Sibanye-Stillwater as part of the Stillwater acquisition in May 2017.

The agreement sees Sibanye-Stillwater receive upfront proceeds in the form of 3.0 million Canadian dollars (CAD$) in cash and 11,053,795 shares @ CAD$0.2714 per share in Gen Mining (an equity interest of 12.9% @ CAD$0.2714 per share) on closing of the agreement. Gen Mining will acquire a 51% interest in the Marathon project and form an unincorporated joint venture with Stillwater Canada Inc.

The agreement will enable Gen Mining, a focused exploration company, to advance the Marathon project and to conclude further economic studies in the development of this asset.

Delaware Court of Chancery rules in favour of Sibanye-Stillwater in dissenting shareholder – 23 August 2019

On 23 August 2019, Sibanye-Stillwater advised that the Court of Chancery of the State of Delaware in the United States of America, in a Memorandum Opinion dated August 21, 2019, has ruled in favour of the Company in the appraisal action brought by a group of minority shareholders of the Stillwater Mining Company (Stillwater), following the acquisition of Stillwater by the Company in May 2017 for a cash consideration of US$18 per Stillwater share.

In terms of the ruling, the Dissenting shareholders (together owning approximately 4.5% of Stillwater shares outstanding at the time) will receive the same US$18 per share consideration originally offered to, and accepted by other Stillwater shareholders, plus interest. The remaining payment of approximately US$21 million due to the Dissenting shareholders has been fully provided for by Sibanye-Stillwater and therefore no adjustment to the provision is required.

These Court proceedings are thus concluded, subject to any further proceedings required in the trial court to finalize a judgment and any appeals that may be lodged. Certain of the Dissenting Shareholders have filed an appeal with the Supreme Court of the State of Delaware with the date for the oral argument, originally set for 1 April 2020, postponed until further notice in light of COVID-19.

Sibanye-Stillwater trading as Sibanye Gold Limited commences internal restructuring process, creating a new holding company and listings for the Group – 4 October 2019

On 4 October 2019 Sibanye Gold Limited (trading as Sibanye-Stillwater) and Sibanye Stillwater Limited announced the intention to implement a scheme of arrangement to reorganise Sibanye Gold Limited’s operations under a new parent company, Sibanye Stillwater Limited (the “Scheme”). Under the Scheme, Sibanye Stillwater Limited will acquire Sibanye Gold Limited and its controlled entities. On 23 January 2020 Sibanye Gold Limited and Sibanye Stillwater Limited announced that all resolutions for the approval of the Scheme, were passed by the requisite majority voters at the Scheme Meeting held at the Sibanye Gold Limited Academy. The Scheme was implemented on 24 February 2020. For additional information on the key terms of the facility agreement, see –Consolidated financial statements–Notes to the consolidated financial statements– Note 38: Events after reporting date.

Sibanye-Stillwater successfully refinances its Rand Revolving Credit Facility – 25 October 2019

On 25 October 2019, Sibanye-Stillwater announced that it has successfully refinanced its existing R6 billion Revolving Credit Facility maturing on 15 November 2019 with a new 3-year R5.5 billion Revolving Credit Facility (New ZAR RCF) on similar terms. The New ZAR RCF has an initial facility value of R5.5 billion and includes a R2 billion accordion option which allows for a future upsize to R7.5 billion, while the three-year tenor can be extended by two further one-year extensions.

For additional information on the key terms of the facility agreement, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 26.3: R5.5 billion RCF.

Sibanye-Stillwater Annual Financial Report 2019	299

DIRECTORS' REPORT continued

Sibanye-Stillwater signs three-year PGM wage agreements – 15 November 2019

On 15 November 2019, Sibanye-Stillwater announced that it has concluded three-year wage agreements for its Rustenburg and Marikana operations which comprise part of the SA Platinum Group Metals operations. The wage agreements were signed with the representative unions - the Association of Mineworkers and Construction Union (AMCU) at the Marikana operation and AMCU and UASA (formerly known as United Association of South Africa) at the Rustenburg operation, in respect of wages and conditions of service for the period 1 July 2019 to 30 June 2022.

The agreement allows for increases to the basic wage of Category 4-9 surface and underground employees for both the Marikana and Rustenburg operations of R1 000 per month or 5% whichever is the higher in the first year, R1 000 per month or 5% whichever is the higher in the second year and R1 000 per month or 5% whichever is the higher in the third year. The pensionable base pay will increase by 3.5% for the Marikana operation over each of the next three years while the Rustenburg pensionable base pay and allowance base will increase by 5% over each of the next three years. Miners, artisans and officials will receive an increase of R1000 per month or 5% whichever is the higher per year for the three years.

Directorate

Following the scheme of arrangement to reorganise Sibanye Gold Limited’s operations under a new parent, Sibanye Stillwater Limited, the Sibanye Gold Limited’s directors in office on 24 February 2020 were appointed to the board of Sibanye Stillwater Limited.

Name	Position	Date appointed	Date resigned
Vincent Maphai[1,4]	Chairman and independent non-executive director	1 June 2019	6 April 2020
Sello Moloko[3]	Chairman and independent non-executive director	1 January 2013	30 September 2019
Neal Froneman[1]	Chief Executive Officer	1 January 2013	6 April 2020
Charl Keyter[1]	Chief Financial Officer	9 November 2012	6 April 2020
Tim Cumming[1]	Independent non-executive director	21 February 2013	6 April 2020
Savannah Danson[1]	Independent non-executive director	23 May 2017	6 April 2020
Barry Davison[5]	Independent non-executive director	21 February 2013	28 May 2019
Harry Kenyon-Slaney[1]	Independent non-executive director	16 January 2019	6 April 2020
Rick Menell[1]	Independent non-executive director	1 January 2013	6 April 2020
Nkosemntu Nika[1]	Independent non-executive director	21 February 2013	6 April 2020
Keith Rayner[1]	Independent non-executive director	1 January 2013	6 April 2020
Sue van der Merwe[1]	Independent non-executive director	21 February 2013	6 April 2020
Jerry Vilakazi[1]	Independent non-executive director	1 January 2013	6 April 2020
Shadwick Bessit[6]	Non-independent executive director	6 April 2020
Pieter Henning[6]	Non-independent executive director	6 April 2020
Dawie Mostert[6]	Non-independent executive director	6 April 2020
Wayne Robinson[6]	Non-independent executive director	6 April 2020
Wang Bin[2]	Non-independent non-executive director	1 January 2020	6 April 2020
Lu Jiongjie[2]	Non-independent non-executive director	1 January 2020	6 April 2020

1 Director resigned from the board of Sibanye Gold Limited on 6 April 2020 after being appointed to the board of Sibanye Stillwater Limited on 24 February 2020

2 Messrs Wang Bin and Lu Jiongjie have been appointed as Non-Independent, Non-Executive Directors to the Company’s Board with effect from 1 January 2020. They resigned on 6 April 2020

3 Sello Moloko has tendered his resignation, effective 30 September 2019, in order to focus on his other responsibilities and the ongoing development of the Thesele Group, which he founded in 2005

4 Vincent Maphai has taken over from Sello Moloko as Chairman designate, effective from 1 June 2019

5 Barry Davison resigned as an Independent non-executive director at the AGM held on 28 May 2019

6 Messrs Bessit, Henning, Mostert and Robinson have been appointed as Non-Independent, Executive Directors to the board of Sibanye Gold Limited with effect from 6 April 2020

Directors’ and officers disclosure of interest in contracts

As of the date of this report, none of the directors, officers or major shareholders of Sibanye-Stillwater or, to the knowledge of Sibanye-Stillwater’s management, their families, had any interest, direct or indirect, in any transaction during the last fiscal year or in any proposed transaction which has affected or will materially affect Sibanye-Stillwater or its investment interests or subsidiaries. None of the directors or officers of Sibanye-Stillwater or any associate of such director or officer is currently or has been at any time during the past fiscal year materially indebted to Sibanye-Stillwater.

For related party information, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 37: Related-party transactions.

Subsidiary companies

For details of major subsidiary companies in which the Company has a direct or indirect interest, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 1.3: Consolidation.

Sibanye-Stillwater Annual Financial Report 2019	300

DIRECTORS' REPORT continued

Special resolutions passed by subsidiary companies

The following special resolutions were passed by subsidiary companies during the year ended 31 December 2019:

Special resolution passed by a subsidiary company

Special resolution passed by the shareholders of the subsidiary companies listed below, approving that the directors of the company may at any time and from time to time during the two years from the passing hereof authorise the company, in terms of and subject to the provisions of section 45(3)(b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the directors may determine.

● Bushbuck Ventures Proprietary Limited;

● Oryx Ventures Proprietary Limited;

● Western Platinum Proprietary Limited; and

● Eastern Platinum Proprietary Limited.

Special resolutions passed by various subsidiaries

Special resolutions passed by the sole shareholder of the subsidiary companies listed below, approving that the directors of the company may at any time and from time to time during the two years from the passing hereof authorise the company in terms of and subject to the provisions of section 45(3)(b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the directors may determine.

● Ezulwini Mining Company Proprietary Limited;

● K2013164354 Proprietary Limited;

● Kroondal Operations Pty Ltd

● M Janse van Rensburg Proprietary Limited;

● Milen Mining Proprietary Limited;

● Puma Gold Proprietary Limited;

● Rand Uranium Proprietary Limited;

● Sibanye Gold Academy Proprietary Limited;

● Sibanye Gold Eastern Operations Proprietary Limited;

● Sibanye Gold Protection Services Limited;

● Sibanye Gold Shared Services Proprietary Limited;

● Sibanye Rustenburg Platinum Mines Pty Ltd

● Sibanye Solar PV Proprietary Limited;

● Sibanye Stillwater Limited;

● Sibanye Uranium Proprietary Limited;

● St Helena Hospital Proprietary Limited;

● Witwatersrand Consolidated Gold Resources Proprietary Limited; and

● Witwatersrand Deep Investments Proprietary Limited.

Litigation

Occupational healthcare obligation

On 3 May 2018, the Occupational Lung Disease Working Group (the Working Group), including the Sibanye-Stillwater Group, agreed to an approximately R5 billion class action settlement with the claimants. The estimated costs were reviewed at 31 December 2018 and discounted using a risk-free rate.

On 26 July 2019 the Gauteng High Court in Johannesburg approved the R5 billion settlement agreement in the silicosis class case. This settlement agreement provides compensation to all eligible workers suffering from silicosis and/or tuberculosis who worked in the Occupational Lung Disease Working Group companies’ mines from 12 March 1965 to the date of the settlement agreement. Sibanye-Stillwater currently has provided R1,282.1 million for its share of the settlement cost. The provision is consequently subject to adjustment in the future based on the number of eligible workers.

On 19 December 2019 Sibanye Stillwater provided a guarantee for an amount not exceeding R1,372 million in respect of trust administration contributions, initial benefit contributions and benefit contributions as required by the Trust Deed.

Sibanye-Stillwater Annual Financial Report 2019	301

DIRECTORS' REPORT continued

For additional information of occupational healthcare obligation recognised, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 29: Occupational healthcare obligation.

Purported Class Action Lawsuits

In 2018, two groups of plaintiffs filed purported class action lawsuits, subsequently consolidated into a single action (Class Action), against Sibanye Gold Limited (Sibanye-Stillwater) and Neal Froneman (collectively, the Defendants) in the United States District Court for the Eastern District of New York, alleging violations of the US securities laws. Specifically, the Class Action alleges that the Defendants made false and/or misleading statements about its safety practices and record and thereby violated the US securities laws. The Class Action seeks an unspecific amount of damages. The Defendants have filed a motion to dismiss the Class Action. The Court may decide the motion to dismiss with or without oral argument. As the case is still in the early stages, it is not possible to determine the likelihood of success on the merits or any potential liability from the Class Action nor estimate the duration of the litigation. Sibanye-Stillwater intends to defend the case vigorously.

Delaware Court of Chancery rules in favour of Sibanye-Stillwater in dissenting shareholder action

The Court of Chancery of the State of Delaware in the United States of America (the Court), in a Memorandum Opinion dated 21 August 2019, has ruled in favour of the Company in the appraisal action brought by a group of minority shareholders (the Dissenting Shareholders) of the Stillwater Mining Company (Stillwater), following the acquisition of Stillwater by the Company in May 2017 for a cash consideration of US$18 per Stillwater share.

In terms of the ruling, the Dissenting Shareholders (together owning approximately 4.5% of Stillwater shares outstanding at the time) received the same US$18 per share consideration originally offered to, and accepted by other Stillwater shareholders, plus interest. The remaining payment of approximately US$21 million due to the Dissenting Shareholders has been paid by Sibanye-Stillwater during the six months ended 31 December 2019.

Certain of the Dissenting Shareholders have filed an appeal with the Supreme Court of the State of Delaware with the date for the oral argument, originally set for 1 April 2020, postponed until further notice in light of COVID-19.

COMPANY SECRETARY

Lerato Matlosa was appointed Company Secretary of Sibanye-Stillwater with effect from 1 June 2018.

AUDITORS

The Audit Committee has recommended to the Board that Ernst & Young Inc. continues in office in accordance with section 90(1) of the Companies Act and in terms of the JSE Listings Requirements, subject to shareholders approving the resolution at the next annual general meeting.

Sibanye-Stillwater Annual Financial Report 2019	302

27 (0) 11 772 3000 27 (0) 11 772 4000
EY 102 Rivonia Road Sandton Private Bag X14 Sandton 2146	Ernst & Young Incorporated Co. Reg. No. 2005/002308/21 Tel: +27 (0) 11 772 3000 Fax: +27 (0) 11 772 4000 Docex 123 Randburg ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sibanye Stillwater Limited as successor entity to Sibanye Gold Limited, trading as Sibanye-Stillwater

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Sibanye Gold Limited, trading as Sibanye-Stillwater and its subsidiaries (the Company) as of 31 December 2019, the related consolidated income statement, other comprehensive income, changes in equity and cash flows for the year ended 31 December 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2019, and the results of its operations and its cash flows for the year ended 31 December 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“2013 framework”) and our report dated 28 April 2020 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sibanye-Stillwater Annual Financial Report 2019	303

Accounting for acquisition of Lonmin Plc
Description of the Matter

As more fully described in Note 14 to the consolidated financial statements, Lonmin Plc was acquired on 7 June 2019 for a total consideration of R4,306.6 million, settled in the Company’s shares. The fair value of net identifiable assets acquired amounted to R5,656.6 million. Net of non-controlling interests, the Company recorded a gain on acquisition of R1,103.0 million in the consolidated income statement. This transaction was accounted for as a business combination.

Auditing the Company’s accounting for this business combination was complex due to the significant judgement and estimation required by management to calculate the fair value of the assets acquired and liabilities assumed, including amongst others, property, plant and equipment and metal inventory, and the complexity of the model.  The significant assumptions used to estimate the fair value included reserves and production estimates, future costs of production, capital expenditure, valuation of inventory, the commodity prices, foreign exchange rates and the discount rate applied. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s accounting for the business combination. For example, we tested controls over management’s review of the valuation models, including the identification of significant assumptions used to develop the estimate.

To test the valuation of the assets acquired and liabilities assumed as discussed above, we evaluated management’s identification of the assets acquired and liabilities assumed. We then performed an assessment of the fair value measurements prepared by the Company. With the support of our valuation specialists, we assessed the valuation models, business plans underlying the model, commodity prices, foreign exchange rates and the discount rate assumptions comparing, to amongst others, market observable data. We also involved geological specialists to assist in the evaluation of the reserves used in the future production estimate.

For metal inventory, we independently recalculated management’s determination of net realisable value by applying acquisition date pricing information to metal inventory quantity estimates at different stages of the refining process.

We considered, together with supporting information, subsequent measurement period adjustments to assess whether they qualify as measurement period adjustments. We also evaluated the adequacy of the disclosures in the notes to the consolidated financial statements.

Physical quantities of Marikana PGM in process
Description of the Matter

As more fully described in Note 21 to the consolidated financial statements, PGM in process, prior to production as a final metal, is always contained in a carrier material. Determining the metal content contained in a carrier material requires estimation by metallurgical specialists. Only the Marikana operations process their own refined metal inventory, and PGM in process amounted to R3,826.5 million as at 31 December 2019.

The audit of the PGM in process is complex due to the highly technical nature of the process and the specialized knowledge required to evaluate the results. The Company samples inventory through assays to determine the metal content and composition of the metals. The total metal inventory in the carrier metal is dependent on the accuracy of the assay, and the quantum of metal inventory within requires estimation. There is inherent uncertainty in the sampling and assays which could impact on the valuation of PGM in process at period end.

How We Addressed the Matter in Our Audit

To test the Company’s physical quantity of PGM in process at the Marikana operations,  we began with an evaluation of the Company’s estimation process and the data used by the Company from the assay results to estimate the total amount of PGM in process. We attended inventory counts at the metal inventory processing areas where the Company’s metallurgists sampled and assayed the carrier material. To assess the information gathered from the inventory counts, we involved our metallurgical specialists to assist us in evaluating the adequacy of the measurements performed by the Company and the assay methodologies applied to determine the inventory quantity. We assessed the accuracy of management’s adjustment to the PGM in process balance as a result of the count by comparing the adjustment to historical adjustments made by the Company. We assessed the Group’s disclosures in the consolidated financial statements in respect of the metal inventory, including the description of the estimates and judgements in estimating the quantity of metal inventory.

Sibanye-Stillwater Annual Financial Report 2019	304

Valuation of Goodwill
Description of the Matter

The Company’s goodwill as at 31 December 2019 was R6,854.9 million. As discussed in Note 15 to the consolidated financial statements, goodwill is tested for impairment at least annually, or whenever there are impairment indicators to establish whether the asset might be impaired. Goodwill is allocated to cash generating units, or CGUs, for impairment testing.

Auditing management’s annual goodwill impairment test was complex and highly judgmental due to the significant estimation required to determine the recoverable amount of the underlying CGUs. In particular, the recoverable amount was based on cash flows over the life of the CGU using estimated cash flows which are sensitive to significant assumptions such as changes in the discount rate, expected commodity price, foreign currency exchange rates, and mine plans, including production costs and future capital expenditure, based on reserves and production estimates. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment testing process.  For example, we tested the controls over management’s review of the significant assumptions used in determining the recoverable amount.

To test the recoverable amounts of goodwill at the CGUs, we performed audit procedures to assess the methodologies applied in the cash flow models and tested the significant assumptions used. We involved our valuation specialists to assist in the assessment of the Company’s model and method, and also to assist in our evaluation of assumptions such as the discount rate used by the Company. The specialists also assisted in evaluating future commodity price assumptions compared to observable market data and current industry and economic trends. We compared the projected operating cash flows, capital expenditures and other cost movements against historical trends and on a per ounce basis, and also compared the projections to current economic trends. With the involvement of our geological specialists, we evaluated for certain CGU’s the reserves used in the mine plans and production estimates utilised by management. We performed sensitivity analysis on significant assumptions to evaluate the impact on the goodwill. We assessed the Group’s disclosures in the consolidated financial statements about goodwill, including the description of the estimates and judgements used in impairment testing.

/s/ Ernst & Young Inc.

We have served as the Company’s auditor since 2019.

Johannesburg, Republic of South Africa

28 April 2020

Sibanye-Stillwater Annual Financial Report 2019	305

27 (0) 11 772 3000 27 (0) 11 772 4000
EY 102 Rivonia Road Sandton Private Bag X14 Sandton 2146	Ernst & Young Incorporated Co. Reg. No. 2005/002308/21 Tel: +27 (0) 11 772 3000 Fax: +27 (0) 11 772 4000 Docex 123 Randburg ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sibanye Stillwater Limited, as successor entity to Sibanye Gold Limited, trading as Sibanye - Stillwater

Opinion on Internal Control Over Financial Reporting

We have audited Sibanye Gold Limited, trading as Sibanye-Stillwater, and its subsidiaries’ (the Company) internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“2013 framework”) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of 31 December 2019, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness related to the lack of identification, design and execution of relevant controls to mitigate risks on timely recognition of foreign currency cash receipts as cash and cash equivalents with corresponding settlement of trade receivables to fully address the relevant requirements of the COSO criteria.

As indicated in the accompanying “Controls and procedures” section of Form 20-F, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Marikana operations (previously Lonmin Plc), which is included in the 2019 consolidated financial statements of the Company and constituted 12% and 22% of consolidated total and net assets, respectively, as of 31 December 2019 and 15% and 435% of consolidated revenues and profit for the year, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Marikana operations.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position as of 31 December 2019, the related consolidated income statement, other comprehensive income, changes in equity and the cash flows for the year ended 31 December 2019, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and this report does not affect our report dated 28 April 2020 which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Controls and procedures” section of Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Sibanye-Stillwater Annual Financial Report 2019	306

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Inc.

Johannesburg, Republic of South Africa

28 April 2020

Sibanye-Stillwater Annual Financial Report 2019	307

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Sibanye Gold Limited, trading as Sibanye-Stillwater

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sibanye Gold Limited and subsidiaries (the Company) as of 31 December 2018 and 2017, the related consolidated income statements, and consolidated statements of other comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2018 and 2017, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Inc.

We served as the Company’s auditor from 2010 to 2019.

85 Empire Road

Parktown

Johannesburg

South Africa

8 April 2019

Sibanye-Stillwater Annual Financial Report 2019	308

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2019

Figures in million - SA rand	Notes	2019	2018	2017
Revenue	3	72,925.4	50,656.4	45,911.6
Cost of sales	4	(63,314.5)	(48,129.0)	(42,182.4)
Interest income	19, 20.1	560.4	482.1	415.5
Finance expense	5	(3,302.5)	(3,134.7)	(2,971.8)
Share-based payments	6	(363.3)	(299.4)	(231.9)
(Loss)/gain on financial instruments	19, 20, 26.5, 26.6	(6,015.1)	1,704.1	(1,114.4)
Gain on foreign exchange differences		325.5	1,169.1	292.4
Share of results of equity-accounted investees after tax	16	721.0	344.2	291.6
Other income		484.2	310.2	300.0
Other costs	7.1	(2,310.4)	(1,015.4)	(932.7)
Gain on disposal of property, plant and equipment		76.6	60.2	40.7
Impairments	8	(86.0)	(3,041.4)	(4,411.0)
Gain on derecognition of borrowings and derivative financial instrument	26.4, 26.5	-	230.0	-
Occupational healthcare expense	29	39.6	(15.4)	(1,106.9)
Restructuring costs	7.2	(1,252.4)	(142.8)	(729.8)
Transaction costs		(447.8)	(402.5)	(552.1)
Gain on acquisition	14.1	1,103.0	-	-
Loss before royalties, carbon tax and tax		(856.3)	(1,224.3)	(6,981.2)
Royalties	9.1	(431.0)	(212.6)	(398.5)
Carbon tax		(12.9)	-	-
Loss before tax		(1,300.2)	(1,436.9)	(7,379.7)
Mining and income tax	9.2	1,733.0	(1,083.8)	2,946.6
Profit/(loss) for the year		432.8	(2,520.7)	(4,433.1)
Attributable to:
Owners of Sibanye-Stillwater		62.1	(2,499.6)	(4,437.4)
Non-controlling interests		370.7	(21.1)	4.3
Earnings per share attributable to owners of Sibanye-Stillwater
Basic earnings per share - cents	10.1	2	(110.0)	(229)
Diluted earnings per share - cents	10.2	2	(110.0)	(229)

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED 31 DECEMBER 2019

Figures in million - SA rand	2019	2018	2017
Profit/(loss) for the year	432.8	(2,520.7)	(4,433.1)
Other comprehensive income, net of tax	(465.9)	1,764.1	(627.2)
Foreign currency translation[1]	(594.8)	1,719.1	(632.4)
Mark-to-market valuation[2]	128.9	45.0	5.2

Total comprehensive income	(33.1)	(756.6)	(5,060.3)
Attributable to:
Owners of Sibanye-Stillwater	(403.1)	(733.1)	(5,064.6)
Non-controlling interests	370.0	(23.5)	4.3

1 These gains and losses will be reclassified to profit or loss

2 These gains and losses will never be reclassified to profit or loss

The accompanying notes form an integral part of these consolidated financial statements

Sibanye-Stillwater Annual Financial Report 2019	309

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2019

Figures in million - SA rand	Notes	2019	2018	2017
Assets
Non-current assets		74,908.1	69,727.7	64,067.3
Property, plant and equipment	12	57,480.2	54,558.2	51,444.6
Right-of-use assets	13	360.9	-	-
Goodwill	15	6,854.9	6,889.6	6,396.0
Equity-accounted investments	16	4,038.8	3,733.9	2,244.1
Other investments	18	598.7	156.0	-
Environmental rehabilitation obligation funds	19	4,602.2	3,998.7	3,492.4
Other receivables	20.1	683.5	314.4	284.0
Deferred tax assets	9.3	288.9	76.9	206.2

Current assets		26,163.7	15,195.3	12,004.5
Inventories	21	15,503.4	5,294.8	3,526.5
Trade and other receivables	22	4,635.0	6,833.0	6,197.6
Other receivables	20.1	51.2	35.2	35.2
Tax receivable	9.4	355.1	483.2	182.8
Cash and cash equivalents	23	5,619.0	2,549.1	2,062.4

Total assets		101,071.8	84,923.0	76,071.8

Equity and liabilities
Equity attributable to owners of Sibanye-Stillwater		29,670.6	23,788.4	23,978.4
Stated share capital	24	40,662.0	34,667.0	34,667.0
Other reserves		4,442.3	4,617.2	2,569.0
Accumulated loss		(15,433.7)	(15,495.8)	(13,257.6)

Non-controlling interests	25	1,467.7	936.0	19.8
Total equity		31,138.3	24,724.4	23,998.2

Non-current liabilities		55,606.7	45,566.0	43,635.8
Borrowings	26	23,697.9	18,316.5	23,992.0
Derivative financial instrument	26	4,144.9	408.9	1,093.5
Lease liabilities	27	272.8	-	-
Environmental rehabilitation obligation and other provisions	28	8,714.8	6,294.2	4,678.7
Post-retirement healthcare obligation		-	5.6	11.3
Occupational healthcare obligation	29	1,133.4	1,164.2	1,152.5
Share-based payment obligations	6.3	1,343.0	168.9	422.2
Other payables	20.2	2,687.5	2,529.2	3,760.4
Deferred revenue	30	6,896.5	6,525.3	-
Tax and royalties payable	9.4	59.1	-	-
Deferred tax liabilities	9.3	6,656.8	10,153.2	8,525.2

Current Liabilities		14,326.8	14,632.6	8,437.8
Borrowings	26	38.3	6,188.2	1,657.5
Lease liabilities	27	110.0	-	-
Occupational healthcare obligation	29	148.7	109.9	0.8
Share-based payment obligations	6.3	82.1	56.8	12.3
Trade and other payables	31	11,465.9	7,856.3	6,690.4
Other payables	20.2	761.4	303.3	41.9
Deferred revenue	30	1,270.6	30.1	-
Tax and royalties payable	9.4	449.8	88.0	34.9

Total equity and liabilities		101,071.8	84,923.0	76,071.8

The accompanying notes form an integral part of these consolidated financial statements

Sibanye-Stillwater | Annual Financial Report 2019	310

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2019

							Equity
			Share-		Foreign		attributable
		Stated	based	Mark-to-	currency		to owners	Non-
		share	payment	market	translation	Accumulated	of Sibanye-	controlling	Total
Figures in million - SA rand	Notes	capital	reserve	reserve	reserve	loss	Stillwater	interests	equity
Balance at 31 December 2016		21,734.6	3,110.2	-	(131.4)	(8,262.0)	16,451.4	17.7	16,469.1
Total comprehensive income for the year		-	-	5.2	(632.4)	(4,437.4)	(5,064.6)	4.3	(5,060.3)
(Loss)/profit for the year		-	-	-	-	(4,437.4)	(4,437.4)	4.3	(4,433.1)
Other comprehensive income		-	-	5.2	(632.4)	-	(627.2)	-	(627.2)
Share-based payments	6	-	217.4	-	-	-	217.4	-	217.4
Dividends paid	11	-	-	-	-	(558.2)	(558.2)	(2.2)	(560.4)
Rights issue		12,932.4	-	-	-	-	12,932.4	-	12,932.4
Balance at 31 December 2017		34,667.0	3,327.6	5.2	(763.8)	(13,257.6)	23,978.4	19.8	23,998.2
Total comprehensive income for the year		-	-	47.4	1,719.1	(2,499.6)	(733.1)	(23.5)	(756.6)
Loss for the year		-	-	-	-	(2,499.6)	(2,499.6)	(21.1)	(2,520.7)
Other comprehensive income		-	-	47.4	1,719.1	-	1,766.5	(2.4)	1,764.1
Share-based payments	6	-	281.7	-	-	-	281.7	-	281.7
Dividends paid		-	-	-	-	-	-	(0.6)	(0.6)
Acquisition of subsidiary with non-controlling interests		-	-	-	-	-	-	940.3	940.3
Transaction with DRDGOLD shareholders		-	-	-	-	261.4	261.4	-	261.4
Balance at 31 December 2018		34,667.0	3,609.3	52.6	955.3	(15,495.8)	23,788.4	936.0	24,724.4
Total comprehensive income for the year		-	-	128.9	(594.1)	62.1	(403.1)	370.0	(33.1)
Profit for the year		-	-	-	-	62.1	62.1	370.7	432.8
Other comprehensive income		-	-	128.9	(594.1)	-	(465.2)	(0.7)	(465.9)
Share-based payments	6	-	290.3	-	-	-	290.3	-	290.3
Dividends paid		-	-	-	-	-	-	(85.0)	(85.0)
Shares issued for cash		1,688.4	-	-	-	-	1,688.4	-	1,688.4
Shares issued on Lonmin acquisition	14.1	4,306.6	-	-	-	-	4,306.6	-	4,306.6
Acquisition of subsidiary with non-controlling interests	14.1	-	-	-	-	-	-	247.0	247.0
Transaction with DRDGOLD shareholders		-	-	-	-	-	-	(0.3)	(0.3)
Balance at 31 December 2019		40,662.0	3,899.6	181.5	361.2	(15,433.7)	29,670.6	1,467.7	31,138.3

The accompanying notes form an integral part of these consolidated financial statements

Sibanye-Stillwater Annual Financial Report 2019	311

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2019

Figures in million - SA rand	Notes	2019	2018	2017
Cash flows from operating activities
Cash generated by operations	32	10,565.9	8,709.0	7,097.9
Deferred revenue advance received	30	2,859.3	6,555.4	-
Post-retirement health care payments		(6.1)	(6.6)	(6.4)
Cash-settled share-based payments paid	6.3	(90.9)	(21.7)	(433.6)
Change in working capital	33	(625.6)	(1,070.0)	(522.3)
		12,702.6	14,166.1	6,135.6
Interest received		268.4	194.7	118.7
Interest paid		(1,603.1)	(1,620.8)	(2,053.9)
Royalties paid	9.4	(411.5)	(234.4)	(387.4)
Tax paid	9.4	(1,407.4)	(307.8)	(511.9)
Dividends paid		(85.0)	(0.6)	(560.4)
Net cash from operating activities		9,464.0	12,197.2	2,740.7

Cash flow from investing activities
Additions to property, plant and equipment		(7,705.9)	(7,080.7)	(6,098.8)
Proceeds on disposal of property, plant and equipment		101.0	81.9	71.3
Acquisition of subsidiaries	14	(129.0)	-	(27,386.4)
Cash acquired on acquisition of subsidiaries		3,004.3	282.8	1,792.2
Proceeds with transfer of assets to joint operation		30.6	-	-
Dividends received		111.0	125.2	-
Contributions to environmental rehabilitation funds	19	(12.9)	(95.3)	(114.5)
Payment of Deferred Payment (related to the Rustenburg operation acquisition)	20.2	(283.4)	(38.6)	-
Loan advanced to equity-accounted investee		-	(3.1)	(13.5)
Payments to dissenting shareholders	20.2	(319.4)	(1,375.8)	-
Proceeds on loss of control of subsidiaries		-	256.1	-
Preference shares redeemed by equity-accounted investee	16.1	186.9	102.8	-
Proceeds on disposal of marketable securities investments		-	1.2	3,605.3
Receipts from environmental rehabilitation trust fund	19	151.9	-	-
Net cash used in investing activities		(4,864.9)	(7,743.5)	(28,144.4)

Cash flow from financing activities
Loans raised	26	18,981.7	17,130.2	69,593.8
Loans repaid	26	(22,008.3)	(21,231.5)	(55,719.5)
Lease payments		(131.7)	-	-
Proceeds from shares issued		1,688.4	-	13,438.5
Transaction costs paid on rights issue shares issued		-	-	(506.1)
Net cash (used in)/from financing activities		(1,469.9)	(4,101.3)	26,806.7

Net increase in cash and cash equivalents		3,129.2	352.4	1,403.0
Effect of exchange rate fluctuations on cash held		(59.3)	134.3	(308.5)
Cash and cash equivalents at beginning of the year		2,549.1	2,062.4	967.9
Cash and cash equivalents at end of the year	23	5,619.0	2,549.1	2,062.4

The accompanying notes form an integral part of these consolidated financial statements

Sibanye-Stillwater Annual Financial Report 2019	312

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2019

1.     Accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. Where an accounting policy is specific to a note, the policy is described in the note which it relates to. These policies have been consistently applied to all the periods presented except for the adoption of IFRS 16 Leases (IFRS 16).

1.1     Reporting entity

On 24 February 2020 Sibanye Gold Limited and Sibanye Stillwater Limited implemented a scheme of arrangement to reorganise Sibanye Gold Limited’s operations under a new parent company, Sibanye Stillwater Limited. These historical consolidated financial statements are those of Sibanye Gold Limited’s business as of 31 December 2019, 2018 and 2017 and for each of the fiscal years in the three-year period ended 31 December 2019. Sibanye Gold Limited is the predecessor of Sibanye Stillwater Limited for consolidated financial reporting purposes. For future financial reporting periods Sibanye Stillwater Limited's consolidated comparative information will be presented as if the reorganisation had occurred before the start of the earliest period presented. For more information related to the accounting treatment of the scheme of arrangement (refer note 38.1).

Sibanye Gold Limited, trading as Sibanye-Stillwater (Sibanye-Stillwater or the Group), an independent, global, precious metals mining company, produces a mix of metals that includes gold and platinum group metals (PGM). Domiciled in South Africa, Sibanye-Stillwater currently owns and operates a portfolio of high-quality operations and projects, which are grouped into two regions: the Southern Africa (SA) region and the United States (US) region.

The SA region houses the gold and PGM operations and projects located in South Africa and Zimbabwe. The underground and surface gold mining operations in South Africa are the Driefontein and Kloof operations in the West Witwatersrand (West Wits) region and DRDGOLD Limited with surface tailings treatment plant in the East of Johannesburg in Gauteng, and the Beatrix operation in the southern Free State. Sibanye-Stillwater also owns and manages significant gold extraction and processing facilities where ore is treated and beneficiated to produce gold doré. In addition, several organic projects currently underway are aimed at sustaining these gold mining operations into the long term. The PGM assets in the SA region are Kroondal (50%), the Rustenburg operation, the Marikana operation and the tailings retreatment entity, Platinum Mile (91.7%) in North West Province, and Mimosa (50%) in Zimbabwe.

The US region houses the PGM operations and projects located in the US and Canada. These include the East Boulder and Stillwater mining operations and the Blitz project in Montana, in the US, and exploration-stage projects, Altar (joint venture) in Argentina and Marathon (joint operation), a PGM-copper porphyry in Ontario, Canada. The assets in this region also include the Metallurgical complex in Columbus, Montana. This complex houses the smelter, base metal refinery and an analytical laboratory which produces a PGM-rich filter cake that is further refined by a third-party precious metal refinery. These processing and metallurgical facilities are also used to process recycled material such as spent autocatalytic convertors and petroleum refinery catalysts.

1.2     Basis of preparation

The consolidated financial statements for the year ended 31 December 2019 have been prepared on a going concern basis in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act and JSE Listings Requirements. The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including derivative instruments) which are measured at fair value through profit or loss or other comprehensive income.

Sibanye-Stillwater Annual Financial Report 2019	313

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Standards, interpretations and amendments to published standards effective for the year ended 31 December 2019

During the financial year, the following new accounting standards became effective and had an impact on the financial statements:

Pronouncement	Details of amendments	Effective date[1]
IFRS 16 Leases (New standard)

IFRS 16 Leases was adopted with effect from 1 January 2019. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model. IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. Under the new standard, all lessee lease contracts, with limited exceptions, are recognised in the financial statements by way of right-of-use assets and corresponding lease liabilities. The Group’s leases comprise mining equipment, vehicles and office rentals. The Group is not a lessor and IFRS 16 therefore only impacted lessee accounting.

As a practical expedient, the Group applied the modified retrospective transition method, and consequently comparative information is not restated. Under this method, the standard is applied retrospectively with the cumulative effect recognised as an adjustment to the opening balance of accumulated loss at the date of initial application. The Group has applied the new definition of a lease to all arrangements still effective at the date of initial application.

The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option, and lease contracts for which the underlying asset is of low value. In addition, certain variable lease payments are not permitted to be recognised as lease liabilities and are expensed as incurred.

Under the modified retrospective transition approach, lease payments were discounted at 1 January 2019 using an incremental borrowing rate representing the rate of interest that the entity within the Group which entered into the lease would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The average rate applied is 4.05% for the US operations and 9.22% for the SA operations.

Lease liabilities were measured at the present value of the remaining lease payments, discounted using the entity-specific incremental borrowing rates described above. The Group elected to recognise the right-of-use assets for all leases based on an amount equal to the lease liabilities. There were no onerous lease contracts that would require an adjustment to the right-of-use assets at the date of initial application.

The impact of adopting of the new accounting standard on the statement of financial position on 1 January 2019 was as follows:

• increase in right-of-use assets by R302.0 million

• increase in lease liabilities by R302.0 million

• no impact on accumulated loss

(refer note 13 and note 27)

1 January 2019

1 Effective date refers to annual period beginning on or after said date

During the financial year, the following new and revised accounting standards and amendments to standards became effective and had no significant impact on the Group’s financial statements:

Pronouncement	Details of amendments	Effective date[1]
IFRS 3 Business Combinations (Amendment)	Annual Improvements 2015-2017 Cycle Clarification that when an entity obtains control of a business that is a joint operation, it is required to remeasure previously held interests in that business.	1 January 2019

Sibanye-Stillwater Annual Financial Report 2019	314

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

IFRS 9 Financial instruments (Amendment)

Prepayment Features with Negative Compensation

The narrow-scope amendment allows companies to measure particular prepayable financial assets with negative compensation at amortised cost or at fair value through other comprehensive income if a specified condition is met.

1 January 2019
IFRS 11 Disclosure of Interest in Other Entities (Amendment)

Annual Improvements 2015-2017 Cycle

Clarification that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.

1 January 2019
IAS 12 Income Taxes (Amendment)	Annual Improvements 2015-2017 Cycle Clarification that all income tax consequences of dividends should be recognised consistently with the transactions that generated the distributable profits.	1 January 2019
IAS 19 Employee Benefits (Amendment)

Plan Amendment, Curtailment or Settlement

The amendments clarify that:

● on amendment, curtailment or settlement of a defined benefit plan, a company now uses updated actuarial assumptions to determine its current service cost and net interest for the period; and

● the effect of the asset ceiling is disregarded when calculating the gain or loss on any settlement of the plan and is dealt with separately in other comprehensive income (OCI).

1 January 2019
IAS 23 Borrowing Costs (Amendment)

Annual Improvements 2015-2017 Cycle

The amendments clarify that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the funds that an entity borrows generally when calculating the capitalisation rate on general borrowings.

1 January 2019
IAS 28 Investments in Associates and Joint Ventures (Amendment)

Long-term interest in Associates and Joint Ventures

Clarification provided that an entity should apply IFRS 9 to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.

1 January 2019
IFRIC 23 Uncertainty over Income Tax Treatments

The interpretation specifies how an entity should reflect the effects of uncertainties in accounting for income taxes.

United States of America – Stillwater operations

The Group’s 2019 income tax provision appropriately reflects the impact of the uncertain income tax position, totalling ZAR 123.2m (US$8.8m) in respect of the section 163(j) interest limitation as well as certain other adjustments arising primarily from Alternative Minimum Tax (AMT) and base erosion and anti-abuse tax (BEAT) requirements.

Marikana Operations, South Africa

As at 31 December 2019 the transfer pricing audit for the years of assessment 2011-2014 were still open for review with the  South African Revenue Service (SARS); to date no assessments have been raised. Management is of the opinion that the relevant charges were claimed correctly, and that relevant information has been supplied to the SARS on a timely basis. On the basis of consultation with External Legal counsel,  no material payment is anticipated and therefore no provision has been made in terms of IFRIC 23 as at 31 December 2019.

1 January 2019

1 Effective date refers to annual period beginning on or after said date

Standards, interpretations and amendments to published standards which are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that apply to the Group’s accounting periods beginning on or after 1 January 2020 but have not been early adopted by the Group. The standards, amendments and interpretations that are applicable to the Group are:

Pronouncement	Details of amendments and estimated impact	Effective date[1]
IAS 1 Presentation of Financial Statements (Amendment) [2]	The amendments clarify and align the definition of ‘material’ and provide guidance to help improve consistency in the application of that concept whenever it is used in IFRS.	1 January 2020

Sibanye-Stillwater Annual Financial Report 2019	315

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Pronouncement	Details of amendments and estimated impact	Effective date[1]
IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (Amendment) [2]	The amendments clarify and align the definition of ‘material’ and provide guidance to help improve consistency in the application of that concept whenever it is used in IFRS Standards.	1 January 2020
IFRS 3 Business Combinations (Amendment) [2]	The IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not.	1 January 2020
The revised Conceptual Framework for Financial Reporting [2]

The Conceptual Framework is to assist the Board in developing standards, to help preparers develop consistent accounting policies if there is no applicable standard in place and to assist all parties to understand and interpret the standards.

1 January 2020

1 Effective date refers to annual period beginning on or after said date

2 No impact

Significant accounting judgements and estimates

The preparation of the financial statements requires the Group’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases valuation techniques. Actual results could differ from those estimates.

For significant accounting policies that are subject to significant judgement, estimates and assumptions, see the following notes to the consolidated financial statements:

Significant accounting policy	Note to the consolidated financial statements
Revenue	3 – Revenue
Royalties, mining and income tax, and deferred tax	9 – Royalties, mining and income tax, and deferred tax
Property, plant and equipment	12 – Property, plant and equipment
Business combinations	14 – Acquisitions
Goodwill	15 – Goodwill
Equity-accounted investments	16 – Equity accounted investments
Other receivables and other payables	20 – Other receivables and other payables
Inventories	21 – Inventories
Borrowings	26 – Borrowings and derivative financial instrument
Environmental rehabilitation obligation	28 – Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	29 – Occupational healthcare obligation
Deferred revenue	30 – Deferred revenue
Contingent liabilities	36 – Contingent liabilities

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the financial period are discussed under the relevant note of the item affected.

Sibanye-Stillwater Annual Financial Report 2019	316

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

1.3     Consolidation

we are one
Sibanye Stillwater
Driefontein, Kloof and Beatrix (Mines)
- Subsidiary Company - Southern Africa Region
- Subsidiary Company - North America Region
- Subsidiary Company - United Kingdom, BVI
- Company - Equity accounted investments
- Ownership interest in 2019
- Ownership interest in 2018
- Ownership interest in 2017
Sibanye Gold Protection Services Ltd 100% 100% 100%
Group Technical Security Management Pty Ltd[1] 66% 66% 66%
Rand Refinery Pty Ltd 44% 44% 33%
Living Gold Pty Ltd 50% 50% 50%
Various controlled Trusts
Witwatersrand Consolidated Gold Resources Pty Ltd[2] 100% 100% 100%
K2013164354 Pty Ltd 100% 100% 100%
Sibanye Gold Eastern Operations Pty Ltd 100% 100% 100%
Burnstone (Mine)
Newshelf 1114 Pty Ltd[1] 74% 74% 74%
Rand Uranium Pty Ltd[3] 100% 100% 100%
Ezulwini Mining Company Pty Ltd[3] 100% 100% 100%
Cooke (Mines)
DRDGOLD Ltd[1] 38% 38% 0%
Sibanye Platinum Pty Ltd 100% 100% 100%
Sibanye Platinum Bermuda Pty Ltd 100% 100% 100%
Sibanye Rustenburg Platinum Mines Pty Ltd[4] 74% 74% 74%
Rustenburg Operations (Mines)
Sibanye Platinum International Pty Ltd 100% 100% 100%
Thor US HoldCo Inc. 100% 100% 100%
Stillwater Mining Company Inc. 100% 100% 100%
Stillwater and East Boulder (Mines)
Metallurgical Complex (Recycling)
Stillwater Trading Inc. 100% 100% 100%
(25%)
Stillwater Canada Inc. 100% 100% 100%
(75%)
Marathon (Exploration Project)
Stillwater Canada LLC 100% 100% 100%
Peregrine Metals Ltd 100% 100% 100%
Peregrine Minera Argentina SA 100% 100% 100%
Altar (Exploration Project)
SFA (Oxford) Ltd 100% 0% 0%
Qinisele Resources Pty Ltd 100% 0% 0%
Lonmin Ltd UK 100% 0% 0%
Kroondal Operations Corporate Services Pty Ltd 100% 100% 100%
Kroondal Operations Pty Ltd 100% 100% 100%
Kroondal and Marikana (Mines) Unincorporated Joint Ventures
(50%)
(42%)
Platinum Mile Resources Pty Ltd[1] 92% 92% 92%
Mimosa Investments Ltd 50% 50% 50%
Mimosa Holdings Private Ltd 100% 100% 100%
Mimosa Mining Company Private Ltd 100% 100% 100%
Mimosa (Mine)
Ridge Mining Ltd 100% 100% 100%
Ridge Mining Pty Ltd 100% 100% 100%
Blue Ridge Platinum Pty Ltd 50% 50% 50%
Messina Platinum Mines Ltd 100% 0% 0%
LSA UK Limited 100% 0% 0%
Eastern Platinum Limited 76% 0% 0%
Afriore Ltd (BVI) 100% 0% 0%
Messina Ltd 100% 0% 0%
Vlakfontein Nickel Pty Ltd 100% 0% 0%
Western Platinum Pty Ltd 76% 0% 0%
Akanani Mining Pty Ltd 74% 0% 0%
Metals Technology Inc. 100% 0% 0%
Afriore Precious Metals Holdings Inc. 100% 0% 0%

Sibanye-Stillwater Annual Financial Report 2019	317

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

1 The non-controlling interests in the statement of changes in equity relates to the attributable share of accumulated profits of DRDGOLD Limited (DRDGOLD), the Newshelf 1114 Proprietary Limited (Newshelf 1114) group, Goldfields Technical Security Management Proprietary Limited (GTSM) and Platinum Mile Resources Proprietary Limited (Platinum Mile) (refer to note 25)

2 Witwatersrand Consolidated Gold Resources Proprietary Limited (Wits Gold) has ceded and pledged its shares in K2013164354 Proprietary Limited (K2013) (a dormant entity) and K2013 has ceded and pledged it shares in Sibanye Gold Eastern Operations Proprietary Limited (SGEO) in favour of the lenders of the Burnstone Debt (refer to note 26.6)

3 Rand Uranium Proprietary Limited (Rand Uranium) and Ezulwini Mining Company Proprietary Limited (Ezulwini) together own a number of underground and surface mining operations. These operations report to the Group’s chief operating decision maker (the Executive Committee) as a separate segment, namely Cooke

4 In terms of the Rustenburg operation Transaction, a 26% stake in Sibanye Rustenburg Platinum Mines Proprietary Limited (SRPM) was acquired through Newshelf 1335 Proprietary Limited (BBBEE SPV). The shareholders of BBBEE SPV are Rustenburg Mine Employees Trust (30.4%), Rustenburg Mine Community Development Trust (24.8%) Bakgatla-Ba-Kgafela Investment Holdings (24.8%) and Siyanda Resources Proprietary Limited (20.0%). The Rustenburg Mine Employees Trust and the Rustenburg Mine Community Development Trust are controlled and consolidated by Sibanye-Stillwater

5 The Group has no current or contractual obligation to provide financial support to any of its structured entities

6 Sibanye Stillwater recognises 6.87% non-controlling interests. The effective “outside” shareholding are indirect interests held by LSA UK Limited (6.13%) and Phembani Group (13.01%) through Incwala Platinum (Pty) Ltd. Phembani secured its shareholding with a loan payable to Lonmin Limited UK which has subsequently been impaired, therefore a beneficial interest of zero

7 Sibanye Stillwater recognises 4.75% non-controlling interests. The effective “outside” shareholders are Lonplats Siyakhula employee profit share trust (3.8%), Marikana Community Trust (0.9%), Bapo Ba Mogale Community Trust (0.9%) and Phembani Group (9.01%) and LSA UK Limited (4.24%) holds an indirect interest through Incwala Platinum (Pty) Ltd

Subsidiaries

Subsidiaries are all entities over which the Group exercises control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is obtained by the Group until the date on which control ceases. Control is reassessed if facts and circumstances indicate that there are changes to one or more of the elements of control.

Although the Group owns less than half of DRDGOLD and has less than half of DRDGOLD’s voting power, management has determined that the Group controls the entity. The Group controls DRDGOLD as a result of an option to subscribe for a sufficient number of DRDGOLD ordinary shares to attain a 50.1% shareholding in DRDGOLD at a 10% discount to the 30 day volume weighted average traded price, which is considered substantive (refer note 38.2).

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Transactions with shareholders of Sibanye-Stillwater

Transactions with owners in the capacity as equity participants are not recognised in profit or loss, but instead are recognised in equity with a corresponding change in assets or liabilities.

1.4     Foreign currencies

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in South African rand, which is the Group’s presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities are translated into the functional currency at each reporting date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in profit or loss.

Foreign operations

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

● Assets and liabilities are translated at the exchange rate ruling at the reporting date. Equity items are translated at historical rates. The income and expenses are translated at the average exchange rate for the year, unless this average was not a reasonable approximation of the rates prevailing on the transaction dates, in which case these items were translated at the rate prevailing on the date of the transaction. Exchange differences on translation are accounted for in other comprehensive income. These differences will be recognised in profit or loss upon realisation of the underlying operation.

● Exchange differences arising from the translation of the net investment in foreign operations, which includes certain long-term borrowings (i.e. the reporting entity’s interest in the net assets of that operation), are taken to other comprehensive income. When a foreign operation is sold, exchange differences that were recorded in other comprehensive income are recognised in profit or loss as part of the

Sibanye-Stillwater Annual Financial Report 2019	318

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to non-controlling interests. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

● Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and are translated at each reporting date at the closing rate.

1.5     Comparatives

Where necessary comparative periods may be adjusted to conform to current period changes in presentation.

Sibanye-Stillwater Annual Financial Report 2019	319

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

2.      Segment reporting

Accounting policy

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker and is based on individual mining operations. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the executive management team that makes strategic decisions.

Figures in million - SA rand	Group	Total US PGM operations Stillwater	Total Southern Africa	Total SA PGM operations	Rusten- burg operation	Marikana[1]	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[2]	Total SA gold operations	Drie-fontein	Kloof	Beatrix	Cooke	DRD-GOLD	Corporate and re- conciling items[2]	Group Corporate and reconciling items
2019
Revenue	72,925.4	26,864.5	46,222.6	27,578.4	10,499.5	11,187.9	5,590.4	300.6	2,342.6	(2,342.6)	18,644.2	3,303.1	6,808.5	3,798.2	828.4	3,621.0	285.0	(161.7)
Underground	51,528.2	12,343.3	39,346.6	26,616.5	9,901.1	11,125.0	5,590.4	-	2,342.6	(2,342.6)	12,730.1	3,301.4	5,552.4	3,576.9	21.2	-	278.2	(161.7)
Surface	6,876.0	-	6,876.0	961.9	598.4	62.9	-	300.6	-	-	5,914.1	1.7	1,256.1	221.3	807.2	3,621.0	6.8	-
Recycling	14,521.2	14,521.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(56,100.4)	(19,569.4)	(36,531.0)	(18,196.7)	(6,466.9)	(8,439.9)	(3,076.3)	(213.6)	(1,336.3)	1,336.3	(18,334.3)	(4,438.6)	(6,872.9)	(3,669.2)	(617.3)	(2,736.3)	-	-
Underground	(36,520.3)	(5,600.8)	(30,919.5)	(17,207.9)	(5,691.7)	(8,439.9)	(3,076.3)	-	(1,336.3)	1,336.3	(13,711.6)	(4,428.6)	(5,741.1)	(3,525.3)	(16.6)	-	-	-
Surface	(5,611.5)	-	(5,611.5)	(988.8)	(775.2)	-	-	(213.6)	-	-	(4,622.7)	(10.0)	(1,131.8)	(143.9)	(600.7)	(2,736.3)	-	-
Recycling	(13,968.6)	(13,968.6)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(1,869.0)	(4.2)	(1,864.8)	(585.5)	(156.1)	(299.9)	(103.4)	(25.3)	(8.0)	7.2	(1,279.3)	(197.6)	(152.7)	(179.8)	(568.6)	(30.7)	(149.9)	-
Adjusted EBITDA	14,956.0	7,290.9	7,826.8	8,796.2	3,876.5	2,448.1	2,410.7	61.7	998.3	(999.1)	(969.4)	(1,333.1)	(217.1)	(50.8)	(357.5)	854.0	135.1	(161.7)
Amortisation and depreciation	(7,214.1)	(2,285.6)	(4,928.5)	(1,919.0)	(914.4)	(500.4)	(494.8)	(4.8)	(218.7)	214.1	(3,009.5)	(920.5)	(1,200.9)	(640.0)	(15.1)	(172.1)	(60.9)	-
Interest income	560.4	145.2	415.2	145.8	44.6	30.9	67.1	1.3	2.2	(0.3)	269.4	60.1	53.0	31.4	39.8	64.5	20.6	-
Finance expense	(3,302.5)	(920.7)	(2,381.8)	(704.2)	(1,407.5)	(282.4)	(146.9)	-	(21.8)	1,154.4	(1,677.6)	(242.8)	(242.9)	(141.1)	(73.7)	(73.0)	(904.1)	-
Share-based payments	(363.3)	(53.4)	(309.9)	-	-	-	-	-	-	-	(309.9)	-	-	-	-	(64.2)	(245.7)	-
Net other[4]	(4,925.8)	8.3	(4,934.1)	(1,513.2)	(11,381.8)	12.9	(0.3)	1.1	(137.2)	9,992.1	(3,420.9)	17.5	31.0	13.4	(113.9)	81.6	(3,450.5)	-
Non-underlying items[5]	(567.0)	(74.6)	(492.4)	258.8	2.4	212.7	44.8	-	(27.5)	26.4	(751.2)	(169.5)	(35.1)	(112.4)	(6.9)	4.3	(431.6)	-
Royalties and carbon tax	(443.9)	-	(443.9)	(358.2)	(296.1)	(54.5)	(7.6)	-	(77.1)	77.1	(85.7)	(16.6)	(34.2)	(30.8)	(4.1)	-	-	-
Current taxation	(1,848.7)	(481.3)	(1,367.4)	(1,303.7)	(780.3)	13.3	(536.0)	-	(135.5)	134.8	(63.7)	(22.7)	(5.5)	(13.3)	-	(69.1)	46.9	-
Deferred taxation	3,581.7	1,436.3	2,145.4	14.1	30.0	-	(0.7)	(16.5)	(5.6)	6.9	2,131.3	74.8	150.4	89.9	-	(129.9)	1,946.1	-
Profit/(loss) for the year	432.8	5,065.1	(4,470.6)	3,416.6	(10,826.6)	1,880.6	1,336.3	42.8	377.1	10,606.4	(7,887.2)	(2,552.8)	(1,501.3)	(853.7)	(531.4)	496.1	(2,944.1)	(161.7)
Attributable to:
Owners of the parent	62.1	5,065.1	(4,841.3)	3,355.0	(10,826.6)	1,821.6	1,336.3	39.3	377.1	10,607.3	(8,196.3)	(2,552.8)	(1,501.3)	(853.7)	(531.4)	188.7	(2,945.8)	(161.7)
Non-controlling interest holders	370.7	-	370.7	61.6	-	59.0	-	3.5	-	(0.9)	309.1	-	-	-	-	307.4	1.7	-

Sustaining capital expenditure	(2,039.3)	(321.7)	(1,717.6)	(1,203.2)	(316.3)	(660.4)	(212.8)	(13.3)	(343.1)	342.7	(514.4)	(163.0)	(238.1)	(70.5)	-	(42.8)	-	-
Ore reserve development	(3,401.9)	(1,036.2)	(2,365.7)	(1,029.2)	(500.6)	(528.6)	-	-	-	-	(1,336.5)	(512.9)	(590.4)	(233.2)	-	-	-	-
Growth projects	(2,264.9)	(2,035.0)	(229.9)	(15.2)	(1.8)	-	-	(13.4)	-	-	(214.7)	-	(108.9)	(2.1)	-	(39.0)	(64.7)	-
Total capital expenditure	(7,706.1)	(3,392.9)	(4,313.2)	(2,247.6)	(818.7)	(1,189.0)	(212.8)	(26.7)	(343.1)	342.7	(2,065.6)	(675.9)	(937.4)	(305.8)		(81.8)	(64.7)	-

1 The SA PGM operations’ results for the year ended 31 December 2019 include Marikana for the seven months since acquisition (refer to note 14.1)

2 Corporate and reconciling items represents the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Corporate includes net revenue generated through the Wheaton Stream settlement mechanism

3 Net other cash costs consist of care and maintenance, strike cost and other costs as detailed in profit or loss. Lease payments are included in net other cash costs to conform with the adjusted EBITDA reconciliation disclosed in note 26.9

4 Net other consists of gain on financial instruments, gain on foreign exchange differences, and change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable as detailed in profit or loss. Corporate and reconciling items net other includes the share of results of equity-accounted investees after tax as detailed in profit or loss

5 Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, gain on acquisition, occupational healthcare expense, restructuring costs and transaction costs as detailed in profit or loss

Sibanye-Stillwater Annual Financial Report 2019	320

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Figures in million - SA rand	Group	Total US PGM operations Stillwater	Total Southern Africa	Total SA PGM operations	Kroondal	Platinum Mile	Mimosa	Rusten- burg operation	Corporate and re- conciling items[2]	Total SA gold operations	Drie-fontein	Kloof	Beatrix	Cooke	DRD-GOLD[1]	Corporate and re- conciling items[2]	Group Corporate and reconciling items
2018
Revenue	50,656.4	15,872.8	34,810.3	15,153.6	3,584.4	196.7	1,857.5	11,372.5	(1,857.5)	19,656.7	5,111.2	8,131.7	4,601.3	841.8	1,047.5	(76.8)	(26.7)
Underground	38,605.7	8,430.1	30,202.3	14,045.1	3,584.4	-	1,857.5	10,460.7	(1,857.5)	16,157.2	4,782.4	6,937.9	4,467.8	45.9	-	(76.8)	(26.7)
Surface	4,608.0	-	4,608.0	1,108.5	-	196.7	-	911.8	-	3,499.5	328.8	1,193.8	133.5	795.9	1,047.5	-	-
Recycling	7,442.7	7,442.7	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(41,515.2)	(11,720.9)	(29,794.3)	(12,096.0)	(2,739.4)	(152.7)	(1,235.7)	(9,203.9)	1,235.7	(17,698.3)	(5,709.3)	(6,364.8)	(3,910.8)	(693.4)	(1,020.0)	-	-
Underground	(30,248.7)	(4,524.4)	(25,724.3)	(11,131.4)	(2,739.4)	-	(1,235.7)	(8,392.0)	1,235.7	(14,592.9)	(5,386.7)	(5,352.2)	(3,841.0)	(13.0)	-	-	-
Surface	(4,070.0)	-	(4,070.0)	(964.6)	-	(152.7)	-	(811.9)	-	(3,105.4)	(322.6)	(1,012.6)	(69.8)	(680.4)	(1,020.0)	-	-
Recycling	(7,196.5)	(7,196.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(771.8)	-	(771.8)	(175.8)	(52.7)	(1.2)	(6.7)	(121.1)	5.9	(596.0)	(50.2)	(44.8)	(37.2)	(573.4)	8.7	100.9	-
Adjusted EBITDA	8,369.4	4,151.9	4,244.2	2,881.8	792.3	42.8	615.1	2,047.5	(615.9)	1,362.4	(648.3)	1,722.1	653.3	(425.0)	36.2	24.1	(26.7)
Amortisation and depreciation	(6,613.8)	(2,234.4)	(4,379.4)	(1,074.4)	(370.4)	(3.0)	(191.6)	(697.1)	187.7	(3,305.0)	(1,200.9)	(1,378.8)	(635.3)	(5.7)	(57.9)	(26.4)	-
Interest income	482.1	83.2	398.9	83.5	60.3	1.3	0.1	20.2	1.6	315.4	94.3	72.0	40.0	41.7	26.1	41.3	-
Finance expense	(3,134.7)	(1,797.1)	(1,177.3)	(422.4)	(130.5)	-	(13.0)	(1,890.6)	1,611.7	(754.9)	(234.9)	(245.9)	(143.6)	(78.1)	(33.0)	(19.4)	(160.3)
Share-based payments	(299.4)	(35.7)	(263.7)	-	-	-	-	-	-	(263.7)	(0.2)	-	-	-	(3.2)	(260.3)	-
Net other[4]	3,284.0	68.8	3,215.2	726.3	137.6	0.7	(9.2)	4,348.0	(3,750.8)	2,488.9	(362.8)	(110.3)	(57.8)	(106.2)	(419.1)	3,545.1	-
Non-underlying items[5]	(3,311.9)	(210.7)	(3,101.2)	(29.7)	0.4	-	-	(30.7)	0.6	(3,071.5)	(2,157.6)	27.2	(156.6)	(50.6)	(4.6)	(729.3)	-
Royalties	(212.6)	-	(212.6)	(162.0)	(5.5)	-	(57.6)	(156.5)	57.6	(50.6)	1.4	(29.0)	(18.8)	(4.2)	-	-	-
Current taxation	(95.3)	238.3	(333.6)	(278.5)	-	-	(103.4)	(277.4)	102.3	(55.1)	63.9	(75.3)	5.5	0.8	(3.0)	(47.0)	-
Deferred taxation	(988.5)	(1,795.7)	807.2	(192.6)	(168.9)	(9.2)	(29.9)	(15.5)	30.9	999.8	922.9	313.1	127.8	-	(132.0)	(232.0)	-
(Loss)/profit for the year	(2,520.7)	(1,531.4)	(802.3)	1,532.0	315.3	32.6	210.5	3,347.9	(2,374.3)	(2,334.3)	(3,522.2)	295.1	(185.5)	(627.3)	(590.5)	2,296.1	(187.0)
Attributable to:
Owners of the parent	(2,499.6)	(1,531.4)	(781.2)	1,529.3	315.3	29.9	210.5	3,347.9	(2,374.3)	(2,310.5)	(3,522.2)	295.1	(185.5)	(627.3)	(565.8)	2,295.2	(187.0)
Non-controlling interest holders	(21.1)	-	(21.1)	2.7	-	2.7	-	-	-	(23.8)	-	-	-	-	(24.7)	0.9	-

Sustaining capital expenditure	(1,271.2)	(260.2)	(1,011.0)	(464.4)	(141.4)	(9.5)	(170.9)	(313.5)	170.9	(546.6)	(228.1)	(220.6)	(82.6)	-	(14.5)	(0.8)	0
Ore reserve development	(3,530.4)	(998.9)	(2,531.5)	(477.9)	-	-	-	(477.9)	-	(2,053.6)	(817.1)	(839.6)	(396.9)	-	-	-	-
Growth projects	(2,279.2)	(1,574.0)	(705.2)	(57.7)	-	(57.1)	-	(0.6)	-	(647.5)	(0.4)	(141.8)	(1.7)	-	(303.3)	(200.3)	-
Total capital expenditure	(7,080.8)	(2,833.1)	(4,247.7)	(1,000.0)	(141.4)	(66.6)	(170.9)	(792.0)	170.9	(3,247.7)	(1,045.6)	(1,202.0)	(481.2)	-	(317.8)	(201.1)	-

1 DRDGOLD’s performance is for five months ended 31 December 2018 since acquisition

2 Corporate and reconciling items represents the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Corporate includes net revenue generated through the Wheaton Stream settlement mechanism

3 Net other cash costs consist of care and maintenance, strike costs and other costs as detailed in profit or loss

4 Net other costs consists of gain on financial instruments, gain on foreign exchange differences, change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable, and other income. Corporate and reconciling items net other costs includes the share of results of equity-accounted investees after tax as detailed in profit or loss

5 Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, gain on derecognition of borrowings and derivative financial instrument, occupational healthcare expense, restructuring costs, and transaction costs as detailed in profit or loss

Sibanye-Stillwater Annual Financial Report 2019	321

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Figures in million - SA rand	Group	Total US PGM operations[2] Stillwater	Total Southern Africa	Total SA PGM operations	Kroondal	Platinum Mile	Mimosa	Rusten- burg operation	Corporate and re- conciling items[1]	Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	Corporate and re- conciling items[1]
2017
Revenue	45,911.6	9,161.6	36,750.0	13,276.4	2,861.5	194.1	1,687.7	10,220.8	(1,687.7)	23,473.6	8,076.9	8,845.1	4,875.8	1,676.5	(0.7)
Underground	37,790.3	4,622.3	33,168.0	12,024.8	2,861.5	-	1,687.7	9,163.3	(1,687.7)	21,143.2	7,148.1	7,985.3	4,753.1	1,257.4	(0.7)
Surface	3,582.0	-	3,582.0	1,251.6	-	194.1	-	1,057.5	-	2,330.4	928.8	859.8	122.7	419.1	-
Recycling	4,539.3	4,539.3	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(36,482.7)	(7,011.7)	(29,471.0)	(11,591.8)	(2,395.9)	(129.8)	(1,200.5)	(9,066.1)	1,200.5	(17,879.2)	(6,203.5)	(5,762.7)	(3,952.5)	(1,960.5)	-
Underground	(29,345.3)	(2,634.8)	(26,710.5)	(10,678.3)	(2,395.9)	-	(1,200.5)	(8,282.4)	1,200.5	(16,032.2)	(5,488.9)	(5,109.5)	(3,852.1)	(1,581.7)	-
Surface	(2,760.5)	-	(2,760.5)	(913.5)	-	(129.8)	-	(783.7)	-	(1,847.0)	(714.6)	(653.2)	(100.4)	(378.8)	-
Recycling	(4,376.9)	(4,376.9)	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(383.8)	(7.3)	(376.5)	(90.6)	(34.7)	(12.6)	34.2	(41.8)	(35.7)	(285.9)	(32.4)	(37.9)	(13.3)	(243.4)	41.1
Adjusted EBITDA	9,045.1	2,142.6	6,902.5	1,594.0	430.9	51.7	521.4	1,112.9	(522.9)	5,308.5	1,841.0	3,044.5	910.0	(527.4)	40.4
Amortisation and depreciation	(5,699.7)	(1,431.4)	(4,268.3)	(760.8)	(239.0)	(2.6)	(211.7)	(514.7)	207.2	(3,507.5)	(1,126.5)	(1,404.5)	(696.2)	(256.4)	(23.9)
Interest income	415.5	51.8	363.7	158.0	57.0	2.1	8.8	96.6	(6.5)	205.7	77.6	71.1	18.4	12.5	26.1
Finance expense	(2,971.8)	(1,454.1)	(1,517.7)	(335.5)	(90.7)	-	(10.0)	(244.9)	10.1	(1,182.2)	(220.9)	(246.9)	(128.4)	(76.7)	(509.3)
Share-based payments	(231.9)	(4.9)	(227.0)	-	-	-	-	-	-	(227.0)	(2.8)	(1.8)	(1.3)	-	(221.1)
Net other[4]	(779.1)	(23.1)	(756.0)	(1,052.5)	(181.7)	0.7	(11.0)	(893.1)	32.6	296.5	24.1	23.4	(34.7)	(76.9)	360.6
Non-underlying items[5]	(6,759.1)	(70.9)	(6,688.2)	(152.4)	(9.0)	-	-	(134.9)	(8.5)	(6,535.8)	(74.9)	(50.4)	(675.3)	(3,664.7)	(2,070.5)
Royalties	(398.5)	-	(398.5)	(73.2)	(5.6)	-	(60.4)	(67.6)	60.4	(325.3)	(77.8)	(189.3)	(44.5)	(13.7)	-
Current taxation	(504.2)	(98.9)	(405.3)	(19.9)	-	(9.3)	(59.3)	(10.0)	58.7	(385.4)	(14.8)	(350.1)	(12.4)	-	(8.1)
Deferred taxation	3,450.8	2,917.0	533.8	(15.4)	(24.8)	(4.3)	(2.8)	12.7	3.8	549.2	(12.0)	61.4	245.3	1.5	253.0
Loss for the year	(4,433.1)	2,028.1	(6,461.2)	(657.7)	(62.9)	38.3	175.0	(643.0)	(165.1)	(5,803.5)	412.8	957.4	(419.1)	(4,601.8)	(2,152.8)
Attributable to:
Owners of the parent	(4,437.4)	2,028.1	(6,465.5)	(660.9)	(62.9)	35.1	175.0	(643.0)	(165.1)	(5,804.6)	412.8	957.4	(419.1)	(4,601.8)	(2,153.9)
Non-controlling interest holders	4.3	-	4.3	3.2	-	3.2	-	-	-	1.1	-	-	-	-	1.1

Sustaining capital expenditure	(1,325.6)	(226.9)	(1,098.7)	(567.6)	(190.5)	(11.0)	(222.5)	(366.1)	222.5	(531.1)	(235.0)	(210.2)	(63.1)	(8.5)	(14.3)
Ore reserve development	(3,291.6)	(538.6)	(2,753.0)	(465.0)	-	-	-	(465.0)	-	(2,288.0)	(876.1)	(876.2)	(482.0)	(53.7)	-
Growth projects	(1,481.6)	(888.3)	(593.3)	(2.3)	-	(2.3)	-	-	-	(591.0)	(44.4)	(147.1)	(0.5)	(11.7)	(387.3)
Total capital expenditure	(6,098.8)	(1,653.8)	(4,445.0)	(1,034.9)	(190.5)	(13.3)	(222.5)	(831.1)	222.5	(3,410.1)	(1,155.5)	(1,233.5)	(545.6)	(73.9)	(401.6)

1 Corporate and reconciling items represents the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue

2 Stillwater’s performance is for eight months ended 31 December 2017 since acquisition

3 Net other cash costs consist of care and maintenance and other costs as detailed in profit or loss

4 Net other costs consists of loss on financial instruments, gain on foreign exchange differences, change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable, and other income. Corporate and reconciling items net other costs includes the share of results of equity-accounted investees after tax as detailed in profit or loss

5 Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, occupational healthcare expense, restructuring costs, and transaction costs as detailed in profit or loss

.....

.

Sibanye-Stillwater Annual Financial Report 2019	322

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

3.      Revenue

Significant accounting judgements and estimates

Revenue from PGM mining activities

The determination of PGM and PGM concentrate sales revenue from the time of initial recognition of the sale on a provisional basis through to final pricing requires management to continuously re-estimate the fair value of the price adjustment features. Management determines this with reference to estimated forward prices using consensus forecasts.

Accounting policy

Revenue from mining activities

Revenue from gold sales is measured and recognised based on the consideration specified in a contract with a customer. The Group recognises revenue from gold sales when the customer obtains control of the gold. These criteria are typically met when the gold is credited to the customer’s bullion account by Rand Refinery. The transaction price is determined based on the agreed upon market price and number of ounces delivered.

Revenue from PGM concentrate and metal sales is recognised when the buyer, pursuant to a sales contract, obtains control of the mine product. The sales price is determined on a provisional basis at the date of delivery. Adjustments to the sale price occur based on movements in the metal market price, metal content quantities and penalties, which represent variable transaction price components, up to the date of final pricing. Final pricing is based on the monthly average market price in the month of settlement. The period between provisional invoicing and final pricing is typically between one and four months. Revenue on provisionally priced sales is initially recorded at the estimated fair value of the consideration receivable. The revenue adjustment mechanism embedded within provisionally priced sales arrangements has the characteristics of a commodity derivative. Accordingly, the fair value of the final sales price adjustment is re-estimated continuously and changes in fair value recognised as an adjustment to revenue in profit or loss and trade receivables in the statement of financial position. In all cases, fair value is determined with reference to estimated forward prices using consensus forecasts.

Revenue from PGM recycling consists of the sales of recycled palladium, platinum and rhodium derived from spent catalytic material. Revenue from PGM recycling also includes revenue from toll processing, which is recognised at the time the contained metals are returned to the supplier at a third party refinery.

Wheaton streaming revenue

In 2018, Wheaton Precious Metals International Limited (Wheaton International) and Sibanye-Stillwater entered into a streaming transaction. 100% of refined mined gold and 4.5% of refined mined palladium from the Stillwater operations will be delivered to Wheaton International over the life of mine of the US PGM operations. Each ounce is identified as a separate performance obligation.

In exchange for this, Wheaton International paid Sibanye-Stillwater R6,555.4 million (US$500.0 million) on 25 July 2018. In addition to the advance payment, Wheaton International currently pays Sibanye-Stillwater 18% cash based on the value of gold and palladium deliveries each month (refer to note 30 for additional detail of the monthly cash percentage). The contract will be settled by Sibanye-Stillwater delivering metal credits to Wheaton International representing underlying refined, mined gold and palladium.

The transaction price, being the advance payment and the cash payment to be received, is recognised as revenue each month when the metal credit is allocated to the appropriate Wheaton International account. It is from this date that Wheaton International has effectively accepted the metal, has physical control of the metal and has the risk and reward of the metal (i.e. control has transferred).

Revenue will be recognised over the life of mine of the US PGM operations. To the extent that the life of mine changes or other key inputs are changed (refer note 30), these changes are recognised prospectively as a cumulative catch-up in revenue in the year that the change occurs.

BTT streaming revenue

Lonmin entered into a metal streaming transaction in 2016 to deliver between 23% - 38% of 6E PGM from its bulk tailing re-treatment project (BTT) based on a weighted 6E PGM basket price. Lonmin received $50 million upfront, which was recognised as deferred revenue. Lonmin receives between $106 and $280 per ounce of 6E PGM metals based on basket price of 6E PGM for each ounce delivered. The performance obligations under the contract are satisfied through delivery of the 6E PGM metals ounces.

At acquisition of Lonmin, the Group accounted for the deferred revenue at fair value of R627.6 million under IFRS 3, including a significant financing component.

The transaction price under IFRS 15, being the advance payment and further the cash payments to be received, is recognised as revenue when the metal ounces are delivered and Lonmin no longer has physical control of the metal, which is also when the risk and rewards are transferred (i.e. control has transferred).

Revenue will be recognised over the life of the bulk tailing re-treatment project operations based on the ounces delivered. To the extent that the life of project changes or other key inputs are changed (refer note 30), these changes are recognised prospectively as a cumulative catch-up in revenue in the year that the change occurs. (refer note 38.5)

Sibanye-Stillwater Annual Financial Report 2019	323

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

The sources of revenue are:

Figures in million - SA rand	2019	2018	2017
Gold mining activities	18,644.2	19,656.7	23,473.6
PGM mining activities	39,219.6	23,355.4	17,898.7
Recycling activities	14,521.2	7,442.7	4,539.3
Stream	540.4	201.6	-
Total revenue from contracts with customers	72,925.4	50,656.4	45,911.6

Revenue generated by operations are from the following geographical regions:

Figures in million - SA rand	2019	2018	2017
Southern Africa	46,222.6	34,810.3	36,750.0
United States	26,702.8	15,846.1	9,161.6
Total revenue from contracts with customers	72,925.4	50,656.4	45,911.6

Geographical location of customers

SA gold	SA PGM	US PGM

Revenue generated per product are as follows:

Figures in million - SA rand	2019	2018
Gold	18,882.1	21,434.2
PGMs[1]	51,504.9	27,545.7
Platinum	13,013.2	9,233.9
Palladium	28,031.0	15,282.3
Rhodium	9,338.1	2,236.0
Iridium	649.6	442.9
Ruthenium	473.0	350.6
Chrome	1,749.3	1,128.9
Nickel	617.9	383.0
Other	171.2	164.6
Total revenue	72,925.4	50,656.4

1 In line with Sibanye-Stillwater’s mine-to-market PGM strategy and according to the processing agreements with Anglo American Platinum Limited (AAP), the processing arrangement for SRPM production changed from a Purchase of Concentrate arrangement (PoC) to a Toll processing arrangement (Toll arrangement) from 1 January 2019

Major customers

During 2019, total revenue from a single customer which is reported in the Group’s US PGM and SA PGM operating segments, represented approximately R30,598 million. During 2018, a customer from each of the US PGM, SA PGM and SA Gold operating segments, represented R11,809 million, R13,881 million and R7,371 million of the Group’s total revenue respectively.

Market risk

Foreign currency sensitivity

The SA region’s revenue is sensitive to changes in the exchange rate. Stillwater’s revenue (and expenses) are translated from its functional currency (US dollars) to the Group’s presentation currency (SA rand) and, therefore, the Group’s “presentation currency” earnings are sensitive to changes in the exchange rate. A one percentage point depreciation in the SA rand average exchange rate for the year ended 31 December 2019 of R14.46/US$ would have increased profit by approximately R50.6 million. A one percentage point appreciation in the SA rand average exchange rate for the year ended 31 December 2019 of R14.46/US$ would have decreased profit by approximately R50.6 million.

Sibanye-Stillwater Annual Financial Report 2019	324

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

4.      Cost of sales

Accounting policy

The following accounting policies relate to some costs that are included in cost of sales:

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be reliably estimated.

Pension and provident funds

The Group operates a defined contribution retirement plan and contributes to a number of industry-based defined contribution retirement plans. The retirement plans are funded by payments from employees and Group companies.

Contributions to defined contribution funds are expensed as incurred.

Figures in million - SA rand	Notes	2019	2018	2017
Salaries and wages		(21,215.6)	(15,710.3)	(15,323.0)
Consumable stores	21	(12,784.3)	(9,327.9)	(8,789.4)
Utilities		(6,089.3)	(5,049.2)	(4,930.1)
Mine contracts		(3,566.4)	(3,197.6)	(2,956.9)
Recycling[1]		(13,968.6)	(7,196.5)	(4,376.9)
Other		(1,878.0)	(4,564.0)	(3,398.0)
Ore reserve development costs capitalised		3,401.8	3,530.3	3,291.6
Cost of sales, before amortisation and depreciation		(56,100.4)	(41,515.2)	(36,482.7)
Amortisation and depreciation	12,13	(7,214.1)	(6,613.8)	(5,699.7)
Total cost of sales		(63,314.5)	(48,129.0)	(42,182.4)

1 Recycling cost consists of cost relating to the purchasing of spent catalytic material and the cost incurred to convert the spent catalytic material into finished PGMs

The SA region employees are members of various defined contribution retirement plans. The cost of providing retirement benefits for the year amounted to R1,233.7 million (2018: R919.1 million and 2017: R959.9 million).

5.      Finance expense

Accounting policy

Finance expense comprises interest on borrowings, lease liabilities, environmental rehabilitation obligation, occupational healthcare obligation, deferred payment and deferred revenue and offset by borrowing costs capitalised on qualifying assets.

Interest payable on borrowings is recognised in profit or loss over the term of the borrowings using the effective interest method. Cash flows from interest paid are classified under operating activities in the statement of cash flows.

Figures in million - SA rand	Notes	2019	2018	2017
Interest charge on:
Borrowings - interest		(1,444.9)	(1,572.5)	(2,091.9)
Borrowings - accrued interest and unwinding of amortised cost		(374.4)	(538.3)	(251.8)
Lease liabilities	27	(33.9)	-	-
Environmental rehabilitation obligation	28	(578.7)	(398.8)	(357.1)
Occupational healthcare obligation	29	(115.5)	(105.4)	(46.4)
Deferred Payment (related to the Rustenburg operation acquisition)	20.2	(179.0)	(200.4)	(148.2)
Dissenting shareholders	20.2	(21.2)	(68.1)	(62.9)
Deferred revenue[1]	30	(352.3)	(160.3)	-
Deferred consideration (related to Pandora acquisition)	20.2	(40.5)	-	-
Other		(162.1)	(90.9)	(13.5)
Total finance expense		(3,302.5)	(3,134.7)	(2,971.8)

1 For the year ended 31 December 2019, interest expense includes R352.3 million (2018: R160.3 million) of non-cash interest expense relating to streaming arrangements. Although there is no cash financing cost related to this arrangement, IFRS 15 requires the Group to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations. A discount rate of 4.6% and 5.2% was used for the Wheaton palladium and gold stream respectively and 11.5% was used for the BTT stream in determining the finance costs to be recognised as part of the steaming transactions entered into

Sibanye-Stillwater Annual Financial Report 2019	325

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

6.      Share-based payments

Accounting policy

The Group operates an equity-settled compensation plan in which certain employees of the Group participate. The fair value of the equity-settled instruments is measured by reference to the fair value of the equity instrument granted.

Fair value is based on market prices of the equity-settled instruments granted, if available, taking into account the terms and conditions upon which those equity-settled instruments were granted. Fair value of equity-settled instruments granted is estimated using appropriate valuation models and appropriate assumptions at the grant date. Non-market vesting conditions (service period prior to vesting) are not taken into account when estimating the fair value of the equity-settled instruments at grant date. Market conditions are taken into account in determining the fair value at grant date.

The grant date fair value of the equity-settled instruments is recognised as an employee benefit expense over the vesting period based on the Group’s estimate of the number of instruments that will eventually vest, with a corresponding increase in the share-based payment reserve. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

The Group also operates a cash-settled compensation plan in which certain employees of the Group participate. In terms of the Rustenburg operation acquisition, the Group issued cash-settled instruments to black economic empowerment (BEE) shareholders. The grant date fair value of the cash-settled instruments is equal to the value of the equity-settled instrument granted on the same grant date.

The grant date fair value of the cash-settled instruments is recognised as an employee benefit expense or share-based payment on the BEE transaction over the vesting period based on the Group’s estimate of the number of instruments that will eventually vest, with a corresponding increase in the share-based payment obligation. At each reporting date the obligation is remeasured to the fair value of the instrument, to reflect the potential outflow of cash resources to settle the liability, with a corresponding adjustment to gain or loss on financial instrument in profit or loss. Vesting assumptions for non-market conditions are reviewed at each reporting date to ensure they reflect current expectations.

Where the terms of an equity-settled or a cash-settled award are modified, the originally determined expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the participant as measured at the date of the modification.

Share based payment expense for the year consisted of the following:

Figures in million - SA rand	Notes	2019	2018	2017
Sibanye-Stillwater 2017 Share Plan (equity-settled scheme)	6.1	(194.4)	(139.2)	(9.0)
Performance shares		(194.4)	(139.2)	(9.0)
Sibanye Gold Limited 2013 Share Plan (equity-settled scheme)	6.1	(95.9)	(142.5)	(208.4)
Performance shares		(95.9)	(142.5)	(186.3)
Bonus shares		-	-	(22.1)
Sibanye Gold Limited Phantom Share Scheme		-	-	(11.2)
Stillwater (cash-settled scheme)		(8.9)	(14.5)	(3.3)
DRDGOLD (cash-settled scheme)[1]		(64.1)	(3.2)	-
Total share-based payment expense		(363.3)	(299.4)	(231.9)

1 The DRDGOLD share-based payment expense represents a cash-settled long-term incentive scheme in which phantom shares were issued. The increase in expense relates mainly to the remeasurement of the cash-settled liability over the vesting period and an increase in the seven day volume weighted average price of the DRDGOLD share price

6.1      Sibanye-Stillwater Share Plans

On 21 November 2012, the shareholders of Sibanye-Stillwater approved the adoption of the Sibanye Gold Limited 2013 Share Plan (2013 Share Plan) with effect from the date of the listing of Sibanye Gold Limited. The 2013 Share Plan provided for two methods of participation, namely Bonus Shares and Performance Shares. This plan sought to attract, retain, motivate and reward participating employees on a basis which seeks to align the interest of such employees with those of the shareholders. On 23 May 2017, the shareholders of Sibanye-Stillwater approved the adoption of the Sibanye-Stillwater 2017 Share Plan (2017 Share Plan) on essentially similar terms to the 2013 Share Plan. At the annual general meeting (AGM) on 30 May 2018, the directors of Sibanye-Stillwater were authorised to issue and allot all or any of such shares required for the 2017 Share Plan, up to a maximum not exceeding 86,748,850 shares. Under the 2017 Share Plan, an individual participant may not be awarded an aggregate of shares exceeding 8,674,885 shares.

        Bonus Shares – as part of the short-term incentive

The Remuneration Committee makes an annual award of Bonus Shares to eligible participants as a share-based component of the short-term incentive scheme.

The total annual bonus is determined by reference to the actual performance rating of the individual against predetermined targets for the preceding cycle and is comprised of cash plus the face value of restricted Bonus Shares in the ratio of 60:40.

In other words, 40% of the annual bonus is awarded using Company shares as the “currency”, as opposed to cash, access to which is deferred. As such, the Bonus Shares vest in two equal tranches, nine months and 18 months after the award date. Except for the right to dispose of the shares, participants have full shareholder rights in the unvested Bonus Shares during the restricted period, including the right to receive dividends.

Sibanye-Stillwater Annual Financial Report 2019	326

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

The number of shares awarded is determined by dividing the face value of the Bonus Shares portion of the annual bonus by the volume-weighted average price (VWAP) of the Company’s shares over the three days immediately prior to the award date.

Performance Shares – for the long-term incentive

The Remuneration Committee makes an annual award of Performance Shares to eligible participants as part of its long-term incentive scheme. The number of Performance Shares awarded to an employee is based on the employee’s annual guaranteed pay and job grade combined with a factor related to the employee’s assessed performance rating for the prior year and using the relevant share price calculation (as for the Bonus Shares) at the award date, with ultimate vesting of those awards subject to performance conditions as approved by the Remuneration Committee.

Performance conditions applicable to Performance Share awards from March 2016 onwards

Due to concerns expressed by shareholders during 2015, a review was conducted to identify appropriate adjustments to the methodology for determining the performance conditions on Performance Shares to be reflective of the Group’s evolving strategic market position and to enhance alignment with shareholder interests.

With effect from March 2016, in respect of the award of Performance Shares at that time and at any time thereafter (subject to any future agreed changes), an updated methodology was approved by the Remuneration Committee regarding the performance conditions applicable to the determination of the amount of Performance Shares that will vest at the end of the vesting period (currently three years from the date of the award).

Essentially the number of shares that vest depends on the extent to which Sibanye-Stillwater has performed over the intervening three year period relative to two performance criteria, Total Shareholder Return (TSR) and Return on Capital Employed (ROCE). These are among the most widely acceptable vesting performance measures suited to aligning the outcome of long-term share incentive awards with shareholders’ interests.

In addition, at the sole discretion of the Remuneration Committee, up to 20% of the determined number of vesting shares using the two performance criteria is liable to Bonus in the event of any extreme environmental, social, and governance (ESG) incidents occurring during the vesting period.

The number of the Performance Shares awarded that will finally vest three years after the award will range between 0% and 100% dependent on the extent to which the two performance criteria have been met and whether the Remuneration Committee has applied its further discretion to reduce the award on the basis mentioned above.

The details of these two performance conditions are provided below.

Total Shareholder Return (TSR) – 70% Weighting

TSR has been widely recognised as an appropriate indicator of shareholder value creation. It is used extensively internationally and increasingly in South Africa, sometimes as a single metric but most often as one of two or three weighted performance metrics. In some company share plans, an absolute target is set, but more often it is referenced in relation to the company’s share price relative to those of a group of peers or ‘comparator companies’.

In Sibanye-Stillwater’s case, the TSR element is measured against a benchmark of eight peer group mining and resource companies that can be deemed to collectively represent an alternative investment portfolio for Sibanye-Stillwater’s shareholders (Peer Group). The Peer Group comprises similar market capitalisation companies that are reflective of the expected positioning of Sibanye-Stillwater over the medium term as a value driven multi-commodity resources company with a specific focus on gold and platinum.

The Peer Group is set out in the table below.

Peer group companies for TSR comparison
AngloGold Ashanti Limited (AngloGold Ashanti)
Anglo American Platinum Limited (Anglo American Platinum)
Gold Fields Limited (Gold Fields)
Impala Platinum Holdings Limited
Northam Platinum Limited
Exxaro Resources Limited
Harmony Gold Mining Company Limited (Harmony)
African Rainbow Minerals Limited

Sibanye-Stillwater’s TSR over the vesting period is compared with the Peer Group TSR curve constructed on a market capitalisation weighted basis in the following manner. The annualised TSR over the vesting period (TSRANN) is determined for each of the companies in the Peer Group. The Peer Group companies are sorted from lowest to highest TSRANN. The average market capitalisation based on daily closing price is determined for each company, and each peer company is assigned its proportion of the overall average market capitalisation of the Peer Group. The peer company TSR curve is plotted at the midpoint of each company’s percentage of Peer Group market capitalisation on a cumulative basis above the worse performing companies in the Peer Group. In the event that one or more of the peer companies become ineligible for comparison, a peer company curve based on the companies remaining in the Peer Group is utilised.

The cumulative position of Sibanye-Stillwater’s TSRANN is then mapped onto the TSR curve for the Peer Group to determine the percentile at which Sibanye-Stillwater performed over the vesting period. The performance curve governing vesting is set out in the table below with linear interpolation applied between the indicated levels.

Sibanye-Stillwater Annual Financial Report 2019	327

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

TSR element of performance conditions
Percentile on peer group TSR curve	% vesting
0%	0%
10%	0%
20%	0%
30%	5%
40%	20%
50%	35%
60%	55%
70%	75%
80%	90%
90%	100%
100%	100%

Return On Capital Employed (ROCE) – 30% Weighting

ROCE is a profitability metric that measures how efficiently a company generates profits from its capital employed. There is an increased focus on measuring the returns earned by businesses on the capital deployed by shareholders over and above the steady low risk returns typically available on financial markets.

For Sibanye-Stillwater, ROCE is evaluated against the company’s cost of equity (Ke). A minimum threshold on the performance scale for ROCE is set as equalling the cost of equity, Ke, which would lead to the ROCE element contributing 0% towards the performance condition. Delivering a return that exceeds Ke by 6% or more would be regarded as a superior return representing the maximum 100% on the performance scale and full vesting in respect of the ROCE element. The performance curve governing vesting is set out in the table below, with linear interpolation between the indicated levels.

ROCE element of performance condition
Annual ROCE	% vesting
≤Ke	0.0%
Ke + 1%	16.7%
Ke + 2%	33.3%
Ke + 3%	50.0%
Ke + 4%	66.7%
Ke + 5%	83.3%
Ke + 6%	100.0%

The overall vesting is determined by applying the TSR performance condition to 70% of awarded shares element and the ROCE performance condition to 30% of awarded shares – plus any further discretionary reduction in the award based on the Remuneration Committee’s judgement regarding ESG issues mentioned above.

Share awards granted, exercised and forfeited

Refer to the table below for the inputs to the valuation models for share awards granted during the year.

Share awards from March 2016 onwards

The performance criteria used to govern the vesting of Performance Shares are determined by the Remuneration Committee and communicated in award letters to participants. The revised performance conditions, as described above, applied with the indicated weightings, were implemented for determining the vesting of future awards effective from March 2016 onwards.

As indicated, the performance criteria described above govern vesting of all share awards effective from 1 March 2016. Should any further adjustment be made these will govern future offers but will not be applied retrospectively.

The inputs to the valuation model for shares awards granted during the year were as follows:

Sibanye-Stillwater Annual Financial Report 2019	328

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Performance				Bonus
shares				shares
2017	2018	2019	MONTE CARLO SIMULATION	2019	2018	2017
53.96%	55.71%	54.82%	Weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option)	n/a	50.35%	53.96%
3	3	3	Expected term (years)	n/a	n/a	n/a
n/a	n/a	n/a	Expected term (months)	9 - 18	9 - 18	9 - 18
4.65%	3.64%	1.22%	Expected dividend yield	0%	2.14% / 2.30%	4.65%
7.40%	6.90%	7.19%	Weighted average three-year risk-free interest rate (based on SA interest rates)	7.06% / 7.07%	6.87% / 6.77%	7.24%
n/a	n/a	n/a	Marketability discount	n/a	n/a	1.27% / 0.50%
24.07	6.86	11.17	Weighted average fair value	15.58	11.43	24.84 / 24.14

Share awards granted, exercised and forfeited under the 2017 Share Plan

The compensation cost related to share awards not yet recognised under the plan at 31 December 2019 amounts to R363.8 million and is to be spread over three years.

Performance				Bonus
shares				shares
2017	2018	2019	Number of instruments	2019	2018	2017
-	12,953,888	48,535,348	Outstanding at beginning of the year	3,269,210	-	-
			Movement during the year:
2,376,742	41,103,872	30,512,439	Granted during the year	3,994,507	5,977,437	-
10,933,066	-	-	Supplementary awards related to the SGL 2013 Plan	-	-	-
(105,449)	(1,457,586)	-	Exercised and released	(5,823,174)	(2,348,445)	-
(250,471)	(3,995,018)	(765,896)	Forfeited	(917,461)	(359,782)	-
-	(69,808)	(10,045,449)	Condition forfeited	2,059,407	-	-
12,953,888	48,535,348	68,236,442	Outstanding at end of the year	2,582,489	3,269,210	-

Share awards granted, exercised and forfeited under the 2013 Share Plan

The compensation cost related to awards not yet recognised under the plan at 31 December 2019 amounts to R17.2 million and is to be spread over three years.

Performance shares				Bonus shares
2017	2018	2019	Number of instruments	2019	2018	2017
10,610,779	19,379,386	15,215,982	Outstanding at beginning of the year	-	446,469	250,827
			Movement during the year:
12,851,131	-	-	Granted during the year	-	-	2,421,522
(2,616,050)	(2,523,162)	(467,017)	Exercised and released	-	(415,579)	(2,126,415)
(1,466,474)	(1,514,145)	(3,602,595)	Forfeited	-	(30,890)	(99,465)
-	(126,097)	11,090	Condition forfeited	-	-	-
19,379,386	15,215,982	11,157,460	Outstanding at end of the year	-	-	446,469

Directors and prescribed officers’ equity-settled instruments

The directors and prescribed officers of Sibanye-Stillwater held the following equity-settled instruments in the above 2017 Share Plan and 2013 Share Plan at 31 December 2019:

	2018	Instruments granted	Equity-settled instruments exercised during the year			Instruments forfeited	2019
	Number of instruments	Number of instruments	Number of instruments	Average price	Share proceeds (rand)	Number of instruments	Number of instruments
Executive directors
Neal Froneman	7,765,494	3,302,443	552,074	22.40	12,368,821	868,300	9,647,563
Charl Keyter	3,891,588	1,460,066	267,654	22.51	6,026,128	394,554	4,689,446
Prescribed officers
Chris Bateman	2,377,917	1,831,070	232,973	24.32	5,666,514	-	3,976,014
Shadwick Bessit	1,713,797	613,949	160,409	21.74	3,487,293	238,480	1,928,857
Hartley Dikgale	1,734,599	735,088	130,027	22.52	2,927,623	183,696	2,155,964
Dawie Mostert	2,039,260	810,486	150,643	22.40	3,373,689	236,555	2,462,548
Themba Nkosi	1,605,157	749,968	115,670	24.02	2,778,700	76,259	2,163,196
Wayne Robinson	2,082,811	898,669	146,629	22.44	3,290,222	254,904	2,579,947
Richard Stewart	2,428,496	940,812	162,656	22.81	3,709,672	249,433	2,957,219
Robert van Niekerk	3,121,139	1,308,919	231,063	22.42	5,179,367	274,278	3,924,717

Sibanye-Stillwater Annual Financial Report 2019	329

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

6.2     Share-based payment on BEE transaction

In terms of the Rustenburg operation Transaction, a 26% equity stake in SRPM was acquired by the BBBEE SPV (the BBBEE Transaction) by a vendor financed facility from Sibanye Platinum Proprietary Limited (Sibanye Platinum), on the following terms:

● Interest at up to 0.2% above Sibanye-Stillwater’s highest cost of debt;

● Post payment of the annual Deferred Payment to Rustenburg Platinum Mines Limited (RPM) and in respect of any repayment by SRPM of shareholder loans or the distribution of dividends, 74% will be paid to Sibanye Platinum and 26% to BBBEE SPV;

● Of the 26% payment to BBBEE SPV, 85% will be used to service the facility owing by BBBEE SPV to Sibanye Platinum;

● The remaining 15% of any such payment or 100%, once the facility owing by BBBEE SPV to Sibanye Platinum is repaid, will be declared by BBBEE SPV as a dividend to the BBBEE SPV shareholders; and

● The facility will be capped at R3,500 million.

The IFRS 2 expense has been limited to 44.8% of the 26% interest relating to Bakgatla-Ba-Kgafela Investment Holdings and Siyanda Resources Proprietary Limited, as the Rustenburg Mine Community Trust and Rustenburg Mine Employees Trust are controlled and consolidated by Sibanye-Stillwater. The 44.8% interest was based on the expected discounted future cash flows of the expected PGM reserves and costs to extract the PGMs.

6.3     Share-based payment obligations

Figures in million - SA rand	2019	2018	2017
Share-based payment on BEE transaction	1,367.6	149.7	399.5
Share-based payment	57.5	76.0	35.0
Balance at end of the year	1,425.1	225.7	434.5

Reconciliation of the share-based payment obligations
Balance at beginning of the year	225.7	434.5	481.7
Share-based payments expense	73.0	17.7	14.5
Fair value loss/(gain) on obligations[1]	1,217.9	(249.9)	171.5
Cash-settled share-based payments paid[2]	(90.9)	(21.7)	(433.6)
Share-based payment obligation on acquisition of subsidiary	-	45.1	200.4
Foreign currency translation	(0.6)	-	-
Balance at end of the year	1,425.1	225.7	434.5

Reconciliation of the non-current and current portion of the share-based payment obligation:
Share-based payment obligations	1,425.1	225.7	434.5
Current portion of share-based payment obligations	(82.1)	(56.8)	(12.3)
Non-current portion of share-based payment obligations	1,343.0	168.9	422.2

1 The fair value adjustment at reporting date is included in loss on financial instruments in profit or loss and not as part of share-based payments expense

2 Payments made during the year relates to vesting of shares to employees

7.1    Other costs

Figures in million - SA rand	2019	2018	2017
Included in other costs are the following:
Care and maintenance	(765.9)	(576.5)	(249.2)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	(88.9)	66.6	(248.9)
Strike related costs	(402.3)	(31.7)	-
Service entities costs	(129.9)	102.0	-

7.2    Restructuring cost

Restructuring costs of R1,252 million (2018: R143 million) were incurred in 2019 and included voluntary separation packages. The restructuring costs mainly related to the SA gold operations and the Marikana operations and amounted to R357 million and R867 million respectively.

Sibanye-Stillwater Annual Financial Report 2019	330

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

8.      Impairments

Figures in million - SA rand	Notes	2019	2018	2017
Impairment of property, plant and equipment	12	(5.1)	(2,603.3)	(4,303.4)
Impairment of goodwill	14	(54.3)	(436.3)	(99.1)
Impairment of equity-accounted investee		(12.3)	-	-
Impairment of loan to equity-accounted investee		(14.3)	(1.8)	(8.5)
Total impairments		(86.0)	(3,041.4)	(4,411.0)

31 December 2019

Impairment of Qinisele Resources

The goodwill that arose on the acquisition of Qinisele Resources cannot be attributed to any current Sibanye-Stillwater operating cash generating units (refer note 14.3). Qinisele Resources will perform an internal corporate function, mostly responsible for identifying, assessing and executing corporate actions. The business acquired will not generate external cash flows and has no future external mandates. Due to the factors mentioned, the recoverable amount of goodwill resulting from the application of IFRS 3 has been calculated at zero and fully impaired at year-end.

31 December 2018

Impairment of Driefontein, Kloof and Beatrix mining assets and goodwill

Ore body constraints, above inflation electricity price and wage increases at the SA gold operations have impacted the sustainability of certain shafts and resulted in these shafts being marginal to loss making. Ongoing efforts to restore these to profitability have proven to be unsuccessful. These profitability challenges were compounded during the year by operational disruptions in 2018 including the interruption of Eskom power at the Beatrix operations in February and seismic events at Driefontein and Kloof which affected access to mining areas, thereby impacting operational flexibility. Ongoing losses experienced at the Driefontein and Beatrix operations negatively affected group cash flow as well as the sustainability and economic viability of other operations in the SA region. As a result a decision was taken during the six months ended 31 December 2018, to impair the mining assets of and goodwill allocated to Driefontein by R2,171.8 million and R166.9 million, respectively, goodwill allocated to Kloof by R165.5 million, and mining assets of and goodwill allocated to Beatrix by R166.9 million and R103.9 million, respectively. These impairments were based on the estimated fair value less cost to sell over the life of mine calculated as expected discounted cash flows from the expected gold reserves and costs to extract the gold.

Impairment of Burnstone mine development assets

Development of the Burnstone project is deferred to 2020 and as a result a decision was taken at 31 December 2018 to impair the mine development assets of Burnstone by R193.6 million. This impairment was based on the estimated fair value less cost to sell over the life of mine calculated as expected discounted cash flows from the expected gold reserves and costs to extract the gold.

31 December 2017

Impairment of Cooke Operations and Beatrix West mining assets

Ongoing losses experienced at the Cooke 1, 2 and 3 Operations and Beatrix West mine negatively affected group cash flow as well as the sustainability and economic viability of other operations in the SA region. In this regard, after numerous attempts to address the losses, it became necessary to enter into consultations in terms of Section 189A of the Labour Relations Act, 66 of 1995 (Section 189A) with relevant stakeholders regarding restructuring at the SA gold operations. As a result a decision was taken during the six months ended 30 June 2017, to impair the Cooke 1, 2 and 3 mining assets by R2,187.8 million and the Beatrix West assets by R603.7 million. These impairments were based on the estimated fair value less cost to sell over the life of mine calculated as expected discounted cash flows from the expected gold reserves and costs to extract the gold.

Impairment of WRTRP exploration and evaluation assets, and allocated goodwill

On 22 November 2017, Sibanye-Stillwater announced that it has entered into various agreements with DRDGOLD to exchange selected surface gold processing assets and tailings storage facilities (TSF) for approximately 265 million newly issued DRDGOLD shares (the DRDGOLD Transaction). Following the implementation of the DRDGOLD Transaction, Sibanye-Stillwater will retain full ownership of the Cooke and Ezulwini TSFs (of 2.4Moz probable gold reserves and 54.26Mlb probable uranium reserves), and, as such, retains full exposure to the low uranium price environment without the higher gold price TSF. As a result a decision was taken during the six months ended 31 December 2017, to impair the WRTRP exploration and evaluation assets, and allocated goodwill by R1,245.1 million and R99.1 million, respectively. These impairments were based on the estimated fair value less cost to sell over the life of mine calculated as expected discounted cash flows from the expected gold and uranium reserves, and costs to extract the gold and uranium.

Sibanye-Stillwater Annual Financial Report 2019	331

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Impairment of De Bron-Merriespruit exploration and evaluation assets

No expenditure on further exploration for and evaluation of the De Bron-Merriespruit mineral resources is budgeted or planned for 2018. As a result a decision was taken to impair the De Bron-Merriespruit exploration and evaluation asset by R227.1 million.

9.      Royalties, mining and income tax, and deferred tax

Significant accounting judgements and estimates

The Group is subject to income tax in South Africa, Zimbabwe, UK and the US. Significant judgement is required in determining the liability for income tax due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on the best estimates of whether additional taxes will be due. The Group reassesses its judgements and estimates if facts and circumstances change. Where the facts and circumstances change or when the final tax outcome of these matters are different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Group recognises the net future tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Group to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecast cash flows from operations and the application of existing tax laws. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Group to realise the net deferred tax assets recorded at the reporting date could be impacted.

The Group’s gold mining operations are taxed on a variable rate that increases as the profitability of the operation increases. The deferred tax rate used to calculate deferred tax is based on the current estimate of future profitability when the temporary differences will reverse based on tax rates and laws that have been enacted or substantively enacted at the reporting date. Depending on the profitability of the operations, the deferred tax rate can consequently be significantly different from year to year. Calculating the future profitability of the operations is inherently uncertain and could materially change over time.

Additionally, future changes in tax laws in South Africa, United Kingdom and in the United States could limit the ability of the Group to obtain tax deductions in future periods.

Accounting policy

Income tax comprises current and deferred tax. Current tax and deferred tax is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date.

Deferred tax is provided on temporary differences existing at each reporting date between the tax values of assets and liabilities and their carrying amounts. Enacted and substantively enacted tax rates are used to determine future anticipated effective tax rates which in turn are used in the determination of deferred tax.

These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled. The principal temporary differences arise from depreciation of property, plant and equipment, provisions, unutilised capital allowances and tax losses carried forward.

Deferred tax is not recognised for:

● temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

● temporary differences related to investments in subsidiaries, and interest in associates and joint ventures to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that these will not reverse in the foreseeable future; and

● taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

Deferred tax assets relating to the carry forward of unutilised tax losses and/or unutilised capital allowances are recognised to the extent it is probable that future taxable profit will be available against which the unutilised tax losses and/or unutilised capital allowances can be recovered. Deferred tax assets are reviewed at each reporting date and are adjusted if recovery is no longer probable.

Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be utilised.

Sibanye-Stillwater Annual Financial Report 2019	332

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

9.1      Royalties

Revenue from mineral resources in South Africa are subject to the Mineral and Petroleum Resource Royalty Act 2008 (Royalty Act). The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Royalty Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Royalty Act) minerals payable to the State. The royalty in respect of refined and unrefined minerals (which include gold refined to 99.5% and above, and PGMs) is calculated by dividing earnings before interest and taxes (EBIT) by the product of 12.5 times, in respect of refined, and 9 times, in respect of unrefined, gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of mining revenue has been introduced on refined minerals and 7% on unrefined minerals. The effective rate of royalty tax payable for the year ended 31 December 2019 was approximately 0.4% (2018: 0.5% and 2017: 1.4%) of revenue at the SA gold operations and 1.3% (2018: 1.1% and 2017: 0.6%) of revenue at the SA PGM operations.

Figures in million - SA rand	2019	2018	2017
Current charge	(431.0)	(255.5)	(398.5)
SA gold revenue	(73.7)	(93.5)	(325.3)
SA PGM revenue	(357.3)	(162.0)	(73.2)
Prior year tax refund	-	42.9	-
Total royalties	(431.0)	(212.6)	(398.5)

9.2      Mining and income tax

South African statutory tax rates

Gold mining and non-mining tax

Gold mining tax is determined according to a formula which takes into account the profit and revenue attributable to mining operations. Mining taxable income is determined after the deduction of all mining capital expenditure, with the provision that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating mining tax. In the formula, the percentage rate of tax payable and the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue is expressed as a percentage.

Non-mining income consists primarily of interest income, and is taxed at the South African company tax rate of 28%.

Company tax rate

Companies, other than gold mining companies, are subject to the maximum South African company tax rate of 28%.

US statutory tax rates

On 22 December 2017, the Tax Cuts and Jobs Act was signed into legislation in the US and the tax rate changed to 21%.

The US PGM operations are subject to tax in the states of Montana, New Jersey and Pennsylvania.  During the year ended 31 December 2018, the New Jersey Governor signed a number of bills that implement numerous tax changes which affected the US PGM operations.  The most significant change in the law resulted in tax being calculated together on all US entities under common control (greater that 50% ownership).  As a result of contract changes, US PGM operations experienced a shift of its state tax exposure out of New Jersey, effective 15 March 2019.

Mining and income tax

The components of mining and income tax are the following:

Figures in million - SA rand	Note	2019	2018	2017
Current tax		(1,848.7)	(95.3)	(504.2)
Mining tax		(1,363.9)	(36.8)	(425.2)
Non-mining tax		3.1	(57.6)	(70.6)
Company and capital gains tax		(487.9)	(0.9)	(8.4)
Deferred tax	9.3	3,581.7	(988.5)	3,450.8
Deferred tax charge		2,030.7	306.7	879.7
Deferred tax rate adjustment[1]		1,551.0	(1,295.2)	2,571.1

Total mining and income tax		1,733.0	(1,083.8)	2,946.6

1 The deferred tax rate adjustment in South Africa and the US was:

Figures in million - SA rand	2019	2018	2017
South Africa	(23.1)	249.5	39.6
United States	1,574.1	(1,544.7)	2,531.5
Deferred tax rate adjustment	1,551.0	(1,295.2)	2,571.1

Sibanye-Stillwater Annual Financial Report 2019	333

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

The change in the estimated long term deferred tax rate, as a result of applying the mining tax formula at the SA gold operations, at which the temporary differences will reverse amounted to a deferred tax charge of R23.1 million for the year ended 31 December 2019 (2018: benefit of R249.5 million and 2017: benefit of R39.6 million)

During year ended 31 December 2018, the New Jersey Governor signed a number of bills that implement numerous tax changes which affected the US PGM operations. The most significant change in the law resulted in tax being calculated together on all US entities under common control (greater than 50% voting ownership). This resulted in an increase in the estimated deferred tax rate relating to the US PGM operations and a deferred tax charge of R1,544.7 million (US$107.7 million) during 31 December 2018. With contract changes during 2019, the US PGM operations experienced a shift of its state tax exposure out of New Jersey state resulting in a deferred tax rate adjustment of R1,574.1 million (benefit)

Reconciliation of the Group’s mining and income tax to the South African statutory company tax rate of 28%:

Figures in million - SA rand	2019	2018	2017
Tax on loss before tax at maximum South African statutory company tax rate (28%)	364.1	402.3	2,066.3
South African gold mining tax formula rate adjustment	(192.6)	(53.0)	157.6
US statutory tax rate adjustment	205.4	19.4	57.3
Non-deductible amortisation and depreciation	(14.7)	(21.2)	(0.9)
Non-taxable dividend received	2.1	15.4	-
Non-deductible finance expense	(86.3)	(118.2)	(165.8)
Non-deductible share-based payments	(81.3)	(78.9)	(58.4)
(Non-deductible loss)/non-taxable gain on fair value of financial instruments	(571.1)	136.9	(42.9)
Non-taxable gain on foreign exchange differences	-	250.3	45.0
Non-taxable share of results of equity-accounted investees	201.9	96.4	81.6
Non-deductible impairments	(21.9)	(123.2)	(1,054.9)
Non-taxable gain on acquisition	308.8	-	-
Non-deductible transaction costs	(94.4)	(110.0)	(154.6)
Tax adjustment in respect of prior periods	12.4	51.4	-
Net other non-taxable income and non-deductible expenditure	533.5	121.0	(251.7)
Change in estimated deferred tax rate	1,551.0	(1,295.2)	2,571.1
Deferred tax assets not recognised	(383.9)	(377.2)	(303.1)
Mining and income tax	1,733.0	(1,083.8)	2,946.6

9.3     Deferred tax

Figures in million - SA rand	Notes	2019	2018	2017
Included in the statement of financial position as follows:
Deferred tax assets		(288.9)	(76.9)	(206.2)
Deferred tax liabilities		6,656.8	10,153.2	8,525.2
Net deferred tax liabilities		6,367.9	10,076.3	8,319.0

Reconciliation of the deferred tax balance:
Balance at beginning of the year		10,076.3	8,319.0	4,687.2
Deferred tax recognised in profit or loss	9.2	(3,581.7)	988.5	(3,450.8)
Deferred tax recognised in other comprehensive income		-	(22.8)	(27.7)
Deferred tax on acquisition of subsidiaries	14	-	132.2	7,486.3
Foreign currency translation		(126.7)	659.4	(376.0)
Balance at end of the year		6,367.9	10,076.3	8,319.0

The detailed components of the net deferred tax liabilities which result from the differences between the amounts of assets and liabilities recognised for financial reporting and tax purposes are:

Figures in million - SA rand	2019	2018	2017
Deferred tax liabilities
Mining assets	9,759.5	11,344.4	9,642.6
Environmental rehabilitation obligation funds	682.3	507.7	600.7
Other	208.7	284.7	47.5
Gross deferred tax liabilities	10,650.5	12,136.8	10,290.8

Deferred tax assets
Environmental rehabilitation obligation	(1,109.2)	(989.2)	(840.7)
Occupational healthcare obligation	(333.3)	(302.7)	(299.7)
Other provisions	(498.5)	(464.1)	(434.0)
Financial instruments	(1,351.3)	-	-
Tax losses and unredeemed capital expenditure	(990.3)	(304.5)	(397.4)
Gross deferred tax assets	(4,282.6)	(2,060.5)	(1,971.8)

Net deferred tax liabilities	6,367.9	10,076.3	8,319.0

Sibanye-Stillwater Annual Financial Report 2019	334

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

At 31 December 2019, the Group had the following estimated amounts not recognised but available for set-off against future income:

Figures in million - SA rand	2019	2018	2017
Tax losses
Wits Gold	63.5	63.9	64.6
Ezulwini	2,156.7	2,230.2	2,591.1
Rand Uranium	1,259.4	1,132.7	886.6
DRDGOLD	26.2	37.3	-
Western Platinum Limited	839.9	-	-
Eastern Platinum Limited	539.2	-	-
Other - SA region	12.9	15.9	15.9
Total gross tax losses	4,897.8	3,480.0	3,558.2
Other deductible temporary differences
Burnstone	15,207.4	13,419.8	11,306.8
Ezulwini	3,597.4	3,208.4	2,923.7
Rand Uranium	4,200.3	4,115.7	4,045.7
DRDGOLD	494.6	602.9	-
Western Platinum Limited	7,926.6	-	-
Eastern Platinum Limited	3,123.9	-	-
Akanani	685.1	-	-
Messina Platinum Limited	2,867.5	-	-
Ridge Mining Services Proprietary Limited	677.5	715.5	499.5
Stillwater Canada Inc	1,385.4	1,916.4	1,550.8
Other - SA region	63.6	48.9	54.2
Other - US region	165.3	172.0	183.3
Total gross tax losses and other deductible temporary differences	45,292.4	27,679.6	24,122.2

Deferred tax assets not recognised
Wits Gold	17.8	17.9	18.1
Burnstone	4,258.1	3,757.5	3,165.9
Ezulwini	1,611.1	1,522.8	1,544.1
Rand Uranium	1,528.7	1,469.6	-
DRDGOLD	145.8	130.0	-
Western Platinum Limited	2,454.6	-	-
Eastern Platinum Limited	1,025.7	-	-
Akanani	191.8	-	-
Messina Platinum Limited	802.9	-	-
Ridge Mining Services Proprietary Limited	189.7	200.3	139.9
Stillwater Canada Inc	351.6	395.4	284.4
Other - SA region	21.5	18.1	19.6
Other - US region	37.5	53.2	70.9
Total deferred tax assets not recognised	12,636.8	7,564.8	5,242.9

These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to operate for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated.

9.4     Net tax, carbon tax and royalties receivable and payable

Figures in million - SA rand	Notes	2019	2018	2017
Included in the statement of financial position as follows:
Tax receivable		(355.1)	(483.2)	(182.8)
Tax, carbon tax and royalties payable		508.9	88.0	34.9
Net tax, carbon tax and royalties payable/(receivable)		153.8	(395.2)	(147.9)

Reconciliation of the net tax, carbon tax and royalties payable/(receivable) balance:
Balance at beginning of the year		(395.2)	(147.9)	88.6
Royalties, carbon tax and current tax	9.1, 9.2	2,292.6	307.9	902.7
Royalties and tax paid		(1,818.9)	(542.2)	(899.3)
Royalties paid		(411.5)	(234.4)	(387.4)
Tax paid		(1,407.4)	(307.8)	(511.9)
Tax payable on acquisition of subsidiaries		68.7	4.4	(260.4)
Other		18.6	-	-
Foreign currency translation		(12.0)	(17.4)	20.5
Balance at end of the year		153.8	(395.2)	(147.9)

Sibanye-Stillwater Annual Financial Report 2019	335

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

10.    Earnings per share

Accounting policy

Headline earnings is presented as an additional earnings number allowed by IAS 33 Earnings per Share (IAS 33) and is calculated based on the requirements set out in SAICA Circular 1/2019 (Circular). Earnings, as determined in IAS 33, is the starting point and certain remeasurements net of related tax (current and deferred) and non-controlling interest are excluded. A remeasurement is an amount recognised in profit or loss relating to any change (whether realised or unrealised) in the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability.

10.1   Basic earnings per share

Basic EPS is calculated by dividing the profit or loss attributable to owners of Sibanye-Stillwater by the weighted average number of ordinary shares in issue during the year.

	2019	2018	2017
Weighted average number of shares
Ordinary shares in issue (’000)	2,670,029	2,266,261	2,168,721
Bonus element of the capitalisation issue (’000)	-	-	86,749
Adjustment for weighting of ordinary shares in issue (’000)	(162,446)	(2,404)	(321,620)
Weighted average number of shares (’000)	2,507,583	2,263,857	1,933,850
Profit attributable to owners of Sibanye-Stillwater (SA rand million)	62.1	(2,499.6)	(4,437.4)
Basic EPS (cents)	2	(110)	(229)

10.2   Diluted earnings per share

Diluted EPS is calculated by dividing the profit attributable to owners of Sibanye-Stillwater by the diluted number of ordinary shares in issue during the year.

Dilutive shares are the number of potentially dilutive ordinary shares that could be issued as a result of share options granted to employees under the share option schemes (refer to note 6). As at 31 December 2018 and 2017, these were anti-dilutive.

	2019	2018	2017
Diluted weighted average number of shares
Weighted average number of shares (’000)	2,507,583	2,263,857	1,933,850
Potential ordinary shares (’000)	71,372	-	-
Diluted weighted average number of shares (’000)	2,578,955	2,263,857	1,933,850
Diluted basic EPS (cents)	2	(110)	(229)

10.3   Headline earnings per share

Headline EPS is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the weighted average number of ordinary shares in issue during the year.

Reconciliation of profit/(loss) attributable to owners of Sibanye-Stillwater to headline earnings:

Figures in million - SA rand	Notes	Gross	Net of tax
2019
Profit attributable to owners of Sibanye-Stillwater			62.1
Gain on disposal of property, plant and equipment		(76.6)	(57.9)
Impairments	8	86.0	66.6
Impairment recognised by equity accounted associate		21.0	21.0
Gain on acquisition	14.1	(1,103.0)	(1,103.0)
Re-measurement items, attributable to non-controlling interest			3.0
Headline earnings			(1,008.2)
Headline EPS (cents)			(40)
2018
Loss attributable to owners of Sibanye-Stillwater			(2,499.6)
Gain on disposal of property, plant and equipment		(60.2)	(47.9)
Impairments	8	3,041.4	2,530.9
Headline earnings			(16.6)
Headline EPS (cents)			(1)
2017
Loss attributable to owners of Sibanye-Stillwater			(4,437.4)
Gain on disposal of property, plant and equipment		(40.7)	(29.3)
Impairments	8	4,411.0	4,242.8
Headline earnings			(223.9)
Headline EPS (cents)			(12)

Sibanye-Stillwater Annual Financial Report 2019	336

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

10.4   Diluted headline earnings per share

Diluted headline EPS is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the diluted weighted average number of ordinary shares in issue during the year.

	2019	2018	2017
Diluted headline EPS (cents)	(40)	(1)	(12)

11.    Dividends

Accounting policy

Dividends are recognised as a liability on the date on which such dividends are declared.

Dividends withholding tax is a tax on shareholders receiving dividends and is applicable to all dividends paid. The Group withholds dividend tax on behalf of its shareholders at a rate of 20% on dividends paid. Amounts withheld are not recognised as part of the Group’s tax charge but rather as part of the dividend paid, recognised in equity.

Cash flows from dividends paid are classified under operating activities in the statement of cash flows.

Figures in million - SA rand	2019	2018	2017
Dividend declared and paid	-	-	558.2
Dividend per share - cents	-	-	60

Dividend policy

Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, therefore, considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate.

In line with Sibanye-Stillwater’s strategic priority of deleveraging, the Board of Directors resolved not to pay a final dividend.

Reconciliation of profit/(loss) attributable to the owners of Sibanye-Stillwater to normalised earnings:

Figures in million - SA rand	2019	2018	2017
Profit/(loss) attributable to the owners of Sibanye-Stillwater	62.1	(2,499.6)	(4,437.4)
Adjusted for:
Loss/(gain) on financial instruments	6,015.1	(1,704.1)	1,114.4
Gain on foreign exchange differences	(325.5)	(1,169.1)	(292.4)
Gain on disposal of property, plant and equipment	(76.6)	(60.2)	(40.7)
Impairments	86.0	3,041.4	4,411.0
Gain on acquisition	(1,103.0)	-	-
Restructuring costs	1,252.4	142.8	729.8
Transaction costs	447.8	402.5	552.1
Gain on derecognition of borrowings and derivative financial instrument	-	(230.0)	-
Occupational healthcare expense	(39.6)	15.4	1,106.9
Other	-	18.7	52.7
Change in estimated deferred tax rate	(1,551.0)	1,295.2	(2,571.1)
Share of results of equity-accounted investees after tax	(721.0)	(344.2)	(291.6)
Tax effect of the items adjusted above	(1,643.8)	(345.7)	(813.4)
NCI effect of the items listed above	(42.7)	-	-
Normalised earnings[1]	2,360.2	(1,436.9)	(479.7)

1 Non-IFRS measure such as normalised earnings is the responsibility of the Group’s Board of Directors and presented for illustration purposes only, and because of its nature, normalised earnings should not be considered as a representation of financial performance under IFRS.

12.    Property, plant and equipment

Significant accounting judgements and estimates

Carrying value of property, plant and equipment

All mining assets are amortised using the units-of-production method where the mine operating plan calls for production from proved and probable Mineral Reserves.

Sibanye-Stillwater Annual Financial Report 2019	337

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Mobile and other equipment are depreciated over the shorter of the estimated useful life of the asset or the estimate of mine life based on proved and probable Mineral Reserves.

The calculation of the units-of-production rate of amortisation could be impacted to the extent that actual production in the future is different from current forecast production based on proved and probable Mineral Reserves. This would generally result from the extent that there are significant changes in any of the factors or assumptions used in estimating Mineral Reserves.

These factors could include:

● changes in proved and probable Mineral Reserves;

● differences between actual commodity prices and commodity price assumptions;

● unforeseen operational issues at mine sites;

● changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and

● changes in Mineral Reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

The recoverable amounts of cash generating units (CGUs) and individual assets have been determined based on the higher of value-in-use calculations and fair value less cost to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold and PGM price assumptions may change which may then impact the Group estimated life of mine determinant and may then require a material adjustment to the carrying value of property, plant and equipment.

The Group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable by comparing expected future cash flows to these carrying values. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows of each group of assets. Expected future cash flows used to determine the value in use and fair value less costs to sell of property, plant and equipment are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot and future gold and PGM prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.

Pre-production

The Group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project. The Group considers various relevant criteria to assess when the mine is substantially complete, ready for its intended use and moves into the production stage. Some of the criteria would include, but are not limited to the following:

● the level of capital expenditure compared to the construction cost estimates;

● ability to produce metal in saleable form (within specifications); and

● ability to sustain commercial levels of production of metal.

When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development or ore reserve development.

Mineral Reserves estimates

Mineral Reserves are estimates of the amount of product that can be economically and legally extracted from the Group’s properties. In order to calculate the reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates.

Estimating the quantity and grade of the Mineral Reserves requires the size, shape and depth of ore bodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The Group is required to determine and report, inter alia, on the Mineral Reserves in accordance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC Code).

Estimates of Mineral Reserves may change from period to period due to the change in economic assumptions used to estimate Mineral Reserves and due to additional geological data becoming available during the course of operations. Changes in reported proven and probable reserves may affect the Group’s financial results and position in a number of ways, including the following:

● asset carrying values may be affected due to changes in estimated cash flows;

● depreciation and amortisation charges to profit or loss may change as these are calculated on the units-of production method, or where the useful lives of assets change;

● decommissioning site restoration and environmental provisions may change where changes in ore reserves affect expectations about the timing or cost of these activities; and

● the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Sibanye-Stillwater Annual Financial Report 2019	338

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Accounting policy

Mineral and surface rights

Mineral and surface rights are recorded at cost less accumulated amortisation and accumulated impairment losses. When there is little likelihood of a mineral right being exploited, or the carrying amount has exceeded its recoverable amount, impairment is recognised in profit or loss in the year that such determination is made.

Mine development and infrastructure

Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost less accumulated depreciation and accumulated impairment losses.

These costs which include the purchase price of assets used in the construction of the mine, expenditure incurred to evaluate and develop new ore bodies, to define mineralisation in existing ore bodies and to establish or expand productive capacity, are capitalised until commercial levels of production are achieved, at which times the costs are amortised as set out below.

Development of ore bodies includes the development of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future. Subsequent to this, costs are capitalised if the criteria for recognition as an asset are met. Access to individual ore bodies exploited by the Group is limited to the time span of the respective mining leases.

Land

Land is shown at cost and is not depreciated.

Other assets

Non-mining assets are recorded at cost less accumulated depreciation and accumulated impairment losses. These assets include the assets of the mining operations not included in mine development and infrastructure, borrowing costs, mineral and surface rights, land and all the assets of the non-mining operations.

Amortisation and depreciation of mining assets

Amortisation and depreciation is determined to give a fair and systematic charge in profit or loss taking into account the nature of a particular ore body and the method of mining that ore body. To achieve this, the following calculation methods are used:

● Mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortised over the life of the mine using the units-of-production method, based on estimated proved and probable Mineral Reserves above infrastructure.

● Proved and probable Mineral Reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.

● Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over their estimated useful lives.

● For certain shafts, which have a short life and/or are marginal, the depreciation is accelerated based on an adjustment to the reserves for accounting purposes.

Depreciation of non-mining assets

Non-mining assets are recorded at cost and depreciated on a straight-line basis over their current expected useful lives to their residual values as follows:

● Vehicles: 5 years

● Computers: 3 years

● Furniture and equipment: 1 - 10 years

The assets’ useful lives, depreciation methods and residual values are reassessed at each reporting date and adjusted if appropriate.

Impairment

Recoverability of the carrying values of long-term assets or cash generating units (CGUs) of the Group are reviewed whenever events or changes in circumstances indicate that such carrying value may not be recoverable. To determine whether a long-term asset or CGU may be impaired, the higher of value in use (defined as: the present value of future cash flows expected to be derived from an asset or CGU) or fair value less costs to sell (defined as: the price that would be received to sell an asset in an orderly transaction between market participants at the measured rate, less the costs of disposal) is compared to the carrying value of the CGU.

A CGU is defined by the Group as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Generally for the Group this represents an individual operating mine, including mines which are part of a larger mine complex. The costs attributable to individual shafts of a mine are impaired if the shaft is closed.

Impairment losses are recognised in profit or loss. Impairment recognised in respect of a CGU is allocated first to goodwill to that particular CGU and thereafter to the individual assets in the CGU.

Sibanye-Stillwater Annual Financial Report 2019	339

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

When any infrastructure is closed down or placed on care and maintenance during the year, any carrying value attributable to that infrastructure is impaired. Expenditure incurred on care and maintenance is recognised in profit or loss.

When the review of the events or changes in circumstances of an asset or CGU that was previously impaired indicate that such historical carrying value is recoverable, the impairment is reversed. The impairment is only reversed to such an amount that the new carrying amount does not exceed what the historical carrying amount would have been should the asset not have been impaired. Reversal of impairment losses are recognised in profit or loss. Reversal of impairment recognised in respect of a CGU is allocated to the individual assets in the CGU.

Derecognition of property, plant and equipment

Property, plant and equipment is derecognised on disposal or closure of a shaft when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of an item of property, plant and equipment (calculated as the net proceeds from disposal and the carrying amount of the item) is recognised in profit or loss.

Exploration and evaluation expenditure

All exploration and evaluation expenditure, prior to obtaining the legal rights to explore a specific area, is recognised in profit or loss. After the legal rights to explore are obtained, exploration and evaluation expenditure, comprising the costs of acquiring prospecting rights and directly attributable exploration expenditure, is capitalised as a separate class of property, plant and equipment or intangible assets, on a project-by-project basis, pending determination of the technical feasibility and commercial viability.

The technical feasibility and commercial viability of extracting a mineral resource is generally considered to be determinable through a feasibility study and when proven reserves are determinable to exist. Upon determination of proven reserves, exploration and evaluation assets attributable to those reserves are first tested for impairment and then reclassified from exploration and evaluation assets to another appropriate class of property, plant and equipment. Subsequently, all cost directly incurred to prepare an identified mineral asset for production is capitalised to mine development assets. Amortisation of these assets commences once these assets are available for use, which is expected to be when the mine is in commercial production. These assets will be measured at cost less accumulated amortisation and impairment losses.

Figures in million - SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2019
Cost
Balance at beginning of the year		99,994.6	72,811.2	25,095.3	2,088.1
Additions		7,803.0	7,790.9	0.4	11.7
Change in estimates of rehabilitation assets		101.0	(99.4)	200.4	-
Disposals		(281.8)	(281.2)	(0.6)	-
Derecognition of property, plant and equipment		(2,409.9)	(695.0)	(1,714.9)	-
Transfers between classes of property, plant and equipment		-	(94.9)	94.9	-
Transfers to right-of-use assets		(18.8)	(18.8)	-	-
Assets acquired on acquisition of subsidiaries	14.1	3,158.6	3,152.1	6.5	-
Assets derecognised on loss of control of subsidiary		(62.7)	-	-	(62.7)
Foreign currency translation		(998.9)	(518.3)	(472.5)	(8.1)
Balance at end of the year		107,285.1	82,046.6	23,209.5	2,029.0
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		45,436.4	38,576.2	5,276.4	1,583.8
Amortisation and depreciation	4	7,102.4	6,275.2	788.2	39.0
Impairment	8	5.1	-	-	5.1
Disposals		(257.4)	(257.4)	-	-
Derecognition of property, plant and equipment		(2,409.9)	(695.0)	(1,714.9)	-
Transfers to right-of-use assets		(15.5)	(15.5)	-	-
Depreciation capitalised to inventory		111.4	111.4	-	-
Foreign currency translation		(167.6)	(117.4)	(47.1)	(3.1)
Balance at end of the year		49,804.9	43,877.5	4,302.6	1,624.8
Carrying value at end of the year		57,480.2	38,169.1	18,906.9	404.2

1 During the year, amortisation and depreciation on assets used in the development of the Blitz project was capitalised. As a result, additions includes non-cash additions (or amortisation and depreciation capitalised) of R85.5 million

Sibanye-Stillwater Annual Financial Report 2019	340

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Figures in million - SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2018
Cost
Balance at beginning of the year		101,720.7	76,529.2	21,807.9	3,383.6
Additions[1]		7,107.5	7,034.6	(0.5)	73.4
Change in estimates of rehabilitation assets	28	618.8	-	618.8	-
Disposals		(171.2)	(168.1)	(3.1)	-
Derecognition of property, plant and equipment[2]		(14,416.4)	(14,287.7)	(128.7)	-
Transfers between classes of property, plant and equipment		-	192.8	134.5	(327.3)
Assets acquired on acquisition of subsidiaries	14.4	1,443.2	1,325.0	50.0	68.2
Assets derecognised on loss of control of subsidiary		(1,322.3)	(12.5)	-	(1,309.8)
Foreign currency translation		5,014.3	2,197.9	2,616.4	200.0
Balance at end of the year		99,994.6	72,811.2	25,095.3	2,088.1
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		50,276.1	44,308.9	4,471.0	1,496.2
Amortisation and depreciation	4	6,640.6	5,900.8	739.8	-
Impairment	8	2,603.3	2,461.5	70.8	71.0
Disposals		(77.2)	(75.9)	(1.3)	-
Derecognition of property, plant and equipment[2]		(14,416.4)	(14,287.7)	(128.7)	-
Assets derecognised on loss of control of subsidiary		(10.9)	(10.9)	-	-
Foreign currency translation		420.9	279.5	124.8	16.6
Balance at end of the year		45,436.4	38,576.2	5,276.4	1,583.8
Carrying value at end of the year		54,558.2	34,235.0	19,818.9	504.3

1 During the year, amortisation and depreciation on assets used in the development of the Burnstone project was capitalised. As a result, additions includes non-cash additions (or amortisation and depreciation capitalised) of R26.8 million

2 During the year, short-term ore reserve development, which was capitalised up to 31 December 2016 and fully depreciated by 2018, was derecognised as no future economic benefits are expected from its use

Figures in million - SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2017
Cost
Balance at beginning of the year		67,689.8	59,904.4	5,714.4	2,071.0
Additions[1]		6,140.6	5,979.1	95.3	66.2
Change in estimates of rehabilitation assets	28	(187.8)	-	(187.8)	-
Disposals		(142.3)	(134.1)	(7.9)	(0.3)
Assets acquired on acquisition of subsidiaries	14.5	29,948.6	11,513.6	17,115.2	1,319.8
Foreign currency translation		(1,728.2)	(733.8)	(921.3)	(73.1)
Balance at end of the year		101,720.7	76,529.2	21,807.9	3,383.6
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		40,449.1	38,341.9	2,107.2	-
Amortisation and depreciation	4	5,741.6	5,067.6	674.0	-
Impairment	8	4,303.4	1,504.6	1,300.3	1,498.5
Disposals		(111.7)	(534.2)	422.5	-
Foreign currency translation		(106.3)	(71.0)	(33.0)	(2.3)
Balance at end of the year		50,276.1	44,308.9	4,471.0	1,496.2
Carrying value at end of the year		51,444.6	32,220.3	17,336.9	1,887.4

1 During the year, amortisation and depreciation on assets used in the development of the Burnstone project was capitalised. As a result, additions includes non-cash additions (or amortisation and depreciation capitalised) of R41.8 million.

..

13.    Right-of-use assets

Accounting policy

Right-of-use assets comprise mining equipment, vehicles and office rentals (included in the mine development, infrastructure and other asset class) of which none meet the definition of investment property. These right-of-use assets comprise the initial measurement of the corresponding lease liability, any initial direct costs incurred by the lessee, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset.

Sibanye-Stillwater Annual Financial Report 2019	341

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Right-of-use assets are subsequently measured at cost less accumulated depreciation and impairment losses if applicable. The assets are depreciated over the shorter period of the lease term and useful life of the underlying asset.

If a lease transfers ownership of the underlying asset, or the cost of the right-of-use asset reflects that the Group expects to exercise a purchase option, the related right-of use asset is depreciated over the useful life of the underlying asset. The depreciation starts at the commencement date of the lease.

Refer to the lease liabilities note (refer note 27) for additional detail.

Figures in million - SA rand	Notes	2019	2018	2017
Impact of adopting IFRS 16 on 1 January 2019	1.2	302.0	-	-
Additions and modifications		43.6	-	-
Right-of-use assets acquired on acquisition of subsidiaries	14.1	133.3	-	-
Depreciation		(111.7)	-	-
Transfers and other movements		(5.7)	-	-
Foreign currency translation		(0.6)	-	-
Balance at end of the year		360.9	-	-

14.    Acquisitions

Significant accounting judgements and estimates

Expected future cash flows used to determine the fair value of, inter alia, property, plant and equipment and contingent consideration are inherently uncertain and could materially change over time. The fair value is significantly affected by a number of factors including reserves and production estimates, together with economic factors such as the expected commodity price, foreign currency exchange rates, and estimates of production costs, future capital expenditure and discount rates.

Accounting policy

Business combinations

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred for the acquisition of a business is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Any contingent consideration is measured at fair value at the date of acquisition. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Subsequently, the carrying amount of non-controlling interest is the amount of the interest at initial recognition plus the non-controlling interest’s share of the subsequent changes in equity, plus or minus changes in the portion of interest of the equity of the subsidiary not attributable, directly or indirectly, to Sibanye-Stillwater shareholders.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is a gain recognised directly in profit or loss.

14.1   Lonmin acquisition

On 14 December 2017, Sibanye-Stillwater announced that it had reached an agreement with Lonmin Plc (Lonmin) on the terms of a recommended all-share offer to acquire the entire issued and to be issued ordinary share capital of Lonmin (the Lonmin Acquisition). The Lonmin Acquisition was effected by means of a scheme of arrangement between Lonmin and the Lonmin shareholders under Part 26 of the UK Companies Act. Under the initial terms of the Lonmin Acquisition, each Lonmin shareholder was entitled to receive: 0.967 new Sibanye-Stillwater shares for each Lonmin share (Initial offer).

On 15 May 2018, Sibanye-Stillwater received South African Reserve Bank approval for the proposed acquisition of Lonmin and on 28 June 2018, the proposed Lonmin transaction was unconditionally cleared by the UK Competition and Markets Authority. On 21 November 2018, Sibanye-Stillwater announced that the Competition Tribunal had approved the proposed acquisition of Lonmin, subject to specific conditions. In addition to the conditions agreed between Sibanye-Stillwater and the Competition Commission, a further condition had been imposed by the Competition Tribunal, namely a moratorium on retrenchments at the Lonmin operations for a period of six months from the implementation date.

On 25 April 2019, the boards of Sibanye-Stillwater and Lonmin reached agreement on the terms of an increased recommended all-share offer pursuant to which Sibanye-Stillwater, and/or a wholly owned subsidiary of Sibanye-Stillwater, was to acquire the entire issued and to be issued ordinary share capital of Lonmin (the Increased Offer). Under the terms of the Increased Offer, Lonmin shareholders was entitled to receive one new Sibanye-Stillwater share for each Lonmin share.

The Lonmin Transaction (or scheme) was approved by the UK Court and on 7 June 2019 (effective date) and all the conditions precedent to the Lonmin Transaction were fulfilled. Sibanye-Stillwater obtained control of Lonmin on this date. The effective date of the

Sibanye-Stillwater Annual Financial Report 2019	342

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

implementation of the Lonmin Transaction was 10 June 2019, when Lonmin's listing on the Financial Conduct Authority's Official List and the trading of Lonmin shares on the London Stock Exchange's Main Market for listed securities was suspended, and 290,394,531 new Sibanye-Stillwater shares were listed on the Johannesburg Stock Exchange.

The year end of Lonmin has been changed to 31 December 2019 and Lonmin was consolidated from the effective date. For the seven months ended 31 December 2019, the Marikana operations contributed revenue of R11,188 million and a net profit of R1,881 million to the Group’s results.

The purchase price allocation (PPA) on the effective date was prepared on a provisional basis in accordance with IFRS 3 Business Combinations. During the measurement period, management provisionally revised the initial PPA due to new information obtained in accordance with the IFRS 3.

Consideration

The fair value of the consideration is as follows:

Figures in million	2019
Equity instruments (290,394,531 ordinary shares)	4,306.6
Total consideration	4,306.6

Acquisition related costs

The Group incurred total acquisition related costs of R428.8 million (2019: R283.9 million, 2018: R117.2 million, 2017: R15.5 million and prior to 2017: R12.2 million) on advisory and legal fees. These costs are recognised as transaction costs in profit or loss during the period in which incurred.

Identified assets acquired and liabilities assumed

The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

Figures in million	Notes	2019
Property, plant and equipment	12	3,158.6
Right-of-use assets	13	133.3
Other investments		320.8
Environmental rehabilitation obligation funds	19	443.2
Other non-current assets		395.0
Inventories		5,219.5
Trade and other receivables		925.3
Other current assets		14.6
Cash and cash equivalents		2,999.3
Lease liabilities	27	(133.3)
Environmental rehabilitation obligation and other provisions	28	(1,696.9)
Other non-current liabilities		(863.0)
Borrowings	26	(2,574.8)
Trade and other payables		(2,585.7)
Other current liabilities		(99.3)
Total fair value of identifiable net assets acquired[1]		5,656.6

1  Fair value of assets and liabilities excluding property, plant and equipment, inventories, borrowings, non-current liabilities and environmental rehabilitation obligation approximate the carrying value

The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected ore reserves and costs to extract the ore discounted at a real discount rate of 13.5% for the Marikana operations, an average platinum price of US$1,025/oz and an average palladium price of US$1,170/oz

The fair value of inventories was based on the estimated selling price less costs to complete and costs to sell

The fair value of borrowings is based on the settlement price. The Group restructured the Lonmin group entities funding arrangements to optimise financing costs. The Lonmin Pangaea Investments Management Limited (PIM) prepayment arrangement of US$174.3 million was fully settled by cash on hand and available within the Lonmin group on 5 July 2019

The fair value of other non-current liabilities is calculated based on a discounted cash flows using an effective discount rate of 12.5%

The fair value of environmental rehabilitation obligation is calculated with updated life of mines used in the discounted cash flows of property, plant and equipment

Gain on acquisition

A gain on acquisition has been recognised as follows:

Figures in million	2019
Consideration	4,306.6
Fair value of identifiable net assets acquired	(5,656.6)
Non-controlling interest, based on the proportionate interest in the recognised amounts of assets and liabilities[1]	247.0
Gain on acquisition	(1,103.0)

1 The amount recognised as non-controlling interest represents the non-controlling interest holders’ effective proportionate share in the fair value of the identifiable net assets acquired

Sibanye-Stillwater Annual Financial Report 2019	343

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

The excess of the fair value of the net assets acquired over the consideration is recognised immediately in profit or loss as a gain on acquisition. The gain on acquisition is attributable to the transaction being attractively priced, and is consistent with the statement by the boards of Sibanye-Stillwater and Lonmin, that the purchase price reflected the recovery in PGM prices at the time of the increased offer, balanced against the fact that Lonmin, pre-acquisition, was financially constrained and unable to fund the significant investment required to sustain its business and associated employment.

14.2   SFA (Oxford) acquisition

On 21 February 2019, Sibanye-Stillwater announced it had agreed to acquire SFA (Oxford) Limited (SFA Oxford), an established analytical consulting company that is a globally recognised authority on PGMs and has for several years provided in-depth market intelligence on battery materials and precious metals for industrial, automotive, and smart city technologies.

The purchase consideration comprised an upfront payment of GBP4 million (R74.7 million) at the closing of the transaction and a deferred payment (contingent consideration), subject to a maximum payment of GBP6 million (refer note 20.2).

The acquisition was subject to the fulfilment of various conditions precedent which were completed on 4 March 2019. Sibanye-Stillwater obtained control (100%) on this date.

The PPA has been prepared on a provisional basis in accordance with IFRS 3. If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date, identifies adjustments to the below amounts or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Figures in million	SA rand
Consideration	127.1
Fair value of identifiable net assets acquired	(4.4)
Goodwill	122.7

The goodwill is attributable to the talent and skills of SFA (Oxford)’s workforce.

The goodwill has been allocated to the Stillwater, Rustenburg and Kroondal cash generating units (refer note 15). None of the goodwill recognised is expected to be deducted for tax purposes.

14.3   Qinisele Resources acquisition

On 29 October 2019, Sibanye-Stillwater entered in to a sale of shares agreement to buy the entire issued share capital of Qinisele Resources, a boutique advisory company that specialises in corporate finance, investor relations and research for a total of R54.8 million.

The acquisition was subject to the fulfilment of various conditions precedent which were completed on 31 October 2019 and Sibanye-Stillwater obtained control (100%) on 1 November 2019 (acquisition date).

The PPA has been prepared on a provisional basis in accordance with IFRS 3. If new information obtained within one year of the acquisition date, about facts and circumstances that existed at the acquisition date, identifies adjustments to the below amounts or any additional provisions that existed at the date of acquisition, then the accounting for the acquisition will be revised.

Figures in million	SA rand
Consideration	54.8
Fair value of identifiable net assets acquired	(0.5)
Goodwill	54.3

The goodwill is attributable to the experience and skills of Qinisele’s workforce (refer note 15).

14.4   DRDGOLD acquisition

On 22 November 2017, Sibanye-Stillwater announced that it had entered into various agreements with DRDGOLD in terms of which, Sibanye-Stillwater will exchange selected surface gold processing assets and TSF (the “Far West Gold Recoveries”, previously known as the WRTRP) for approximately 265 million newly issued DRDGOLD shares (the DRDGOLD Transaction), or 38.05% of the issued share capital of DRDGOLD. In addition, pursuant to the DRDGOLD Transaction, Sibanye-Stillwater has an option to subscribe for a sufficient number of DRDGOLD ordinary shares to attain a 50.1% shareholding in DRDGOLD at a 10% discount to the 30 day volume weighted average traded price.

Sibanye-Stillwater received approval for the DRDGOLD Transaction from the South African competition authorities in accordance with the Competition Act and on 19 July 2018 all the conditions precedent to the DRDGOLD Transaction were fulfilled. Sibanye-Stillwater obtained control (38.05%) of DRDGOLD on this date. The effective date of the implementation of the DRDGOLD Transaction was 31 July 2018, when Sibanye-Stillwater was issued the newly issued DRDGOLD shares.

DRDGOLD has a 30 June year end and is consolidated from 31 July 2018 based on its results to 31 December 2018. For the five months ended 31 December 2018, DRDGOLD contributed revenue of R1,047.5 million and a net loss of R39.9 million to the Group’s results, before Sibanye-Stillwater Group adjustments.

Sibanye-Stillwater Annual Financial Report 2019	344

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Acquisition related costs

The Group incurred acquisition related costs of R25.0 million on advisory and legal fees. These costs are recognised as transaction costs in profit or loss.

Identifiable assets acquired and liabilities assumed

The following table summarises the recognised fair value of assets acquired and liabilities assumed at the acquisition date:

Figures in million	Notes	2018
Property, plant and equipment1	12	1,443.2
Environmental rehabilitation obligation funds	19	244.7
Other non-current assets		28.7
Inventories		243.5
Trade and other receivables		138.4
Cash and cash equivalents		282.8
Environmental rehabilitation obligation and other provisions	28	(672.7)
Deferred tax liabilities	9.3	(132.2)
Other non-current liabilities		(54.9)
Trade and other payables		(337.1)
Other current liabilities		(17.6)
Total fair value of identifiable net assets acquired		1,166.8

1 The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected ore reserves and costs to extract the ore discounted at a real discount rate of 9.3% and an average gold price of R580,000/kg

Goodwill

Goodwill arising from the acquisition has been recognised as follows:

Figures in million	Note	SA rand
Transaction with DRDGOLD shareholders (Consideration)[1]		261.4
Fair value of identifiable net assets acquired		(1,166.8)
Non-controlling interest, based on the proportionate interest in the recognised amounts of assets and liabilities[2]		940.3
Goodwill	15	34.9

1 The purchase consideration was calculated as 61.95% of the fair value of Far West Gold Recoveries assets and liabilities. The fair value of assets and liabilities, excluding property, plant and equipment, approximate the carrying value. The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected ore reserves and costs to extract the ore discounted at a real discount rate of 13.8%, an average gold price of R580,000/kg. Although Sibanye-Stillwater exchanged (i.e. disposed) the Far West Gold Recoveries assets and liabilities, the Group effectively retains control. The transaction with DRDGOLD shareholders, therefore, represents the difference between 61.95% of the fair value and carrying value of Far West Gold Recoveries assets and liabilities

2 Non-controlling interest was based on the proportionate interest (of 61.95%) in the carrying value of the Far West Gold Recoveries assets and liabilities, and fair value of the DRDGOLD net assets and liabilities acquired

The goodwill is attributable to DRDGOLD’s proven surface retreatment capabilities.

Refer to note 15 for the allocation of goodwill. None of the goodwill recognised is expected to be deducted for tax purposes.

14.5   Stillwater acquisition

On 9 December 2016, Sibanye-Stillwater announced it had reached a definitive agreement to acquire Stillwater Mining Company (Stillwater) for US$18 per share in cash, or US$2,200 million in aggregate (the Stillwater Transaction). On 25 April 2017, at the shareholders meeting of Sibanye-Stillwater, the Sibanye-Stillwater shareholders approved the proposed Stillwater Transaction by voting in favour of the various resolutions to give effect to the Stillwater Transaction and at the shareholders meeting of Stillwater, the requisite majority of Stillwater shareholders resolved to approve the Stillwater Transaction. Sibanye-Stillwater obtained control (100%) of Stillwater on this date. The effective date of the implementation of the Stillwater Transaction was 4 May 2017, when Sibanye-Stillwater took over legal ownership of Stillwater.

For the eight months ended 31 December 2017, Stillwater contributed revenue of US$688.3 million (R9,161.6 million) and a profit of US$152.4 million (R2,028.1 million) to the Group’s results.

Consideration

The consideration paid is as follows:

Figures in million	Note	US dollar	SA rand
Cash		2,080.7	27,174.5
Liability raised in respect of dissenting shareholders	20.2	104.5	1,364.3
Settlement of share-based payment awards (cash)		16.2	211.9
Total consideration		2,201.4	28,750.7

Sibanye-Stillwater Annual Financial Report 2019	345

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Acquisition related costs

The Group incurred acquisition related costs of R528.5 million on advisory and legal fees. These costs are recognised as transaction costs in profit or loss.

Identifiable assets acquired and liabilities assumed

The following table summarises the recognised fair value of assets acquired and liabilities assumed at the acquisition date:

Figures in million	Notes	US dollar	SA rand
Property, plant and equipment	12	2,293.2	29,948.6
Other non-current assets		6.9	90.8
Inventories		159.7	2,085.4
Current investments		278.9	3,642.2
Cash and cash equivalents		137.2	1,792.2
Other current assets		37.3	487.3
Borrowings		(454.6)	(5,937.6)
Environmental rehabilitation obligation	28	(23.9)	(312.1)
Deferred tax liabilities	9.3	(573.2)	(7,486.3)
Other non-current liabilities		(19.9)	(260.3)
Trade and other payables		(88.1)	(1,150.1)
Other current liabilities		(1.8)	(23.3)
Total fair value of identifiable net assets acquired[1]		1,751.7	22,876.8

1 The fair value of assets and liabilities excluding property, plant and equipment, inventories and borrowings approximate the carrying value. The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected ore reserves and costs to extract the ore discounted at a real discount rate of 8.6% for the Stillwater and East Boulder mines and Columbus metallurgical complex, and 10.3% for the Blitz project, an average platinum price of US$1,375/oz and an average palladium price of US$880/oz. The fair value of borrowings (Convertible Debentures) was based on the settlement price

Goodwill

Goodwill arising from the acquisition has been recognised as follows:

Figures in million	Note	US dollar	SA rand
Consideration		2,201.4	28,750.7
Fair value of identifiable net assets		(1,751.7)	(22,876.8)
Goodwill	15	449.7	5,873.9

The goodwill is attributable to the talent and skills of Stillwater’s workforce.

Refer to note 15 for the allocation of goodwill. None of the goodwill recognised is expected to be deducted for tax purposes.

15.    Goodwill

Significant accounting judgements and estimates

Goodwill is tested for impairment on an annual basis and whenever impairment indicators are identified. Expected future cash flows used to determine the recoverable amount of property, plant and equipment and goodwill are inherently uncertain and could materially change over time. The recoverable amount is significantly affected by a number of factors including reserves and production estimates, together with economic factors such as the expected commodity price, foreign currency exchange rates, and estimates of production costs, future capital expenditure and discount rates.

An individual operating mine does not have an indefinite life because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the wasting nature of the mine.

Accounting policy

Goodwill is stated at cost less accumulated impairment losses. In accordance with the provisions of IAS 36 Impairment of Assets, the Group performs its annual impairment review of goodwill at each financial year end or whenever there are impairment indicators to establish whether there is any indication of impairment to goodwill. An impairment is made if the carrying amount exceeds the recoverable amount. The recoverable amount is determined as the higher of “value in use” and “fair value less cost to sell”, based on the cash flows over the life of the CGUs and discounted to present value at an appropriate discount rate. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill allocated to the entity sold.

Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.

Sibanye-Stillwater Annual Financial Report 2019	346

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Figures in million - SA rand	Note	2019	2018	2017
Balance at beginning of the year		6,889.6	6,396.0	936.0
Impairment	8	(54.3)	(436.3)	(99.1)
Goodwill on acquisition of subsidiaries		176.9	34.9	5,873.9
Foreign currency translation		(157.3)	895.0	(314.8)
Balance at end of the year		6,854.9	6,889.6	6,396.0

The goodwill arose on the acquisition of Cooke, Aquarius, Stillwater, DRDGOLD, SFA (Oxford) and Qinisele Resources. The goodwill on acquisition of:

● SFA (Oxford), amounting to R122.7 million, is attributable to the talent and skills of SFA (Oxford)’s workforce. At year-end, the goodwill on acquisition of SFA (Oxford) is allocated to the Stillwater (R60.2 million), Rustenburg (R44.3 million) and Kroondal (R18.2 million) CGUs, where it is tested for impairment. No impairment has been recognised.

● Qinisele Resources, amounting to R54.3 million, cannot be attributed to any current Sibanye-Stillwater operating cash generating units. Qinisele Resources will perform an internal corporate function, mostly responsible for identifying, assessing and executing corporate actions. The business acquired will not generate external cash flows and has no future external mandates. None of the goodwill recognised is expected to be deducted for tax purposes. Due to the factors mentioned, the recoverable amount of goodwill resulting from the application of IFRS 3 has been calculated at zero and fully impaired at year-end (refer note 8).

● Cooke, amounting to R736.7 million, was attributable to the synergies at the Group’s other operations, and the underlying assets of Cooke and WRTRP. During the year ended 31 December 2016, the goodwill allocated to the Cooke CGU was impaired by R201.3 million. During the year ended 31 December 2017, the goodwill allocated to the WRTRP CGU was impaired by R99.1 million. During the year ended 31 December 2018, the goodwill allocated to the Driefontein, Kloof and Beatrix CGUs was impaired by R436.3 million (refer note 8).

● Aquarius, amounting to R400.6 million, was attributable to the synergies between the PGM assets in the Rustenburg area. At year end the goodwill on acquisition of Aquarius is allocated to the Kroondal (R133.5 million) and the Rustenburg operation (R267.1 million) CGUs, where it is tested for impairment. No impairment has been recognised.

● Stillwater, amounting to R5,873.9 million (US$449.7 million), was attributable to the premium paid, and the talent and skills of Stillwater’s workforce, and is allocated to the Stillwater CGU, where it is tested for impairment. No impairment has been recognised.

● DRDGOLD, amounting to R34.9 million, was attributable to DRDGOLD’s proven surface retreatment capabilities, and is allocated to the DRDGOLD CGU, where it is tested for impairment. No impairment has been recognised.

The recoverable amount of goodwill was calculated based on the value in use of the CGUs to which to goodwill was allocated.

None of the goodwill recognised is expected to be deducted for tax purposes.

The Group’s estimates and assumptions used in the 31 December 2019 impairment testing include:

	PGM operations				Gold operations
2018	2019				2019	2018
			Long-term gold price	R/kg	686,225	585,500
15,050	20,600	R/4Eoz	Long-term PGM (4E) basket price
1,010	1,250	US$/2Eoz	Long-term PGM (2E) basket price
14.3	13.6%		Nominal discount rate – South Africa[1]	%	12.4	12.6
7.0	7.6%		Nominal discount rate – US
5.0	5.0%		Inflation rate – South Africa	%	5.0	5.0
1.9	2.0%		Inflation rate – US
12 - 28	13 - 35	years	Life of mine	years	6 - 18	5 - 20

1 Nominal discount rate for Burnstone and Mimosa of 17.1% and 23.3%, respectively

The cash flows are based on the annual life-of-mine plan that takes into account the following:

● proved and probable ore reserves of the CGUs;

● resources are valued using appropriate price assumptions;

● cash flows are based on the life-of-mine plan; and

● capital expenditure estimates over the life-of-mine plan.

The recoverable amounts of the operating CGUs are significantly higher than the carrying values, therefore a reasonably possible adverse change in the abovementioned assumptions would not likely result in an adjustment to the carrying values.

Sibanye-Stillwater Annual Financial Report 2019	347

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

16.    Equity-accounted investments

Significant accounting judgements and estimates

Joint arrangements

Judgement is required to determine when the Group has joint control, which requires an assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. The Group has determined that the relevant activities for its joint arrangements are those relating to the operating and capital decisions of the arrangement, such as: the approval of the capital expenditure programme for each year, and appointing, remunerating and terminating the key management personnel or service providers of the joint arrangement. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries.

Judgement is also required to classify a joint arrangement as either a joint operation or a joint venture. Classifying the arrangement requires the Group to assess their rights and obligations arising from the arrangement. Specifically, it considers:

● The structure of the joint arrangement – whether it is structured through a separate vehicle.

● When the arrangement is structured through a separate vehicle, the Group also considers the rights and obligations arising from:

   - the legal form of the separate vehicle; and

   - the terms of the contractual arrangement.

This assessment often requires significant judgement, and a different conclusion on joint control and also whether the arrangement is a joint operation or a joint venture may materially impact the accounting.

Carrying value of Mimosa and related Mineral Reserves and Mineral Resources estimates

The Group reviews and tests the carrying value when events or changes in circumstances suggest that the carrying amount may not be recoverable by comparing expected future cash flows to the carrying value. Expected future cash flows used to determine the value in use and fair value less costs to sell of Mimosa are inherently uncertain and could materially change over time. These are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot and future PGM prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure. Mineral resources outside the approved mine plans are valued based on the in situ 4E ounce value. Comparable market transactions are used as a source of evidence adjusting specifically for the nature of each underlying ore body.

Accounting policy

The Group’s interest in equity-accounted investees comprise interests in associates and joint ventures.

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. Joint ventures are arrangements in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and joint ventures are accounted for using the equity method. The interests are initially recognised at cost using the same principles as with business combinations. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of profit or loss and other comprehensive income of equity-accounted investees until the date on which significant influence or joint control ceases.

Results of associates and joint ventures are equity-accounted using the results of their most recent audited annual financial statements or unaudited management accounts. Any losses from associates are brought to account in the consolidated financial statements until the interest in such associates is written down to zero. The interest includes any long-term interests that in substance, form part of the entity’s net investment in the equity-accounted investee, for example long-term receivables for which settlement is neither planned nor likely to occur in the foreseeable future. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such associates.

The carrying value of an equity-accounted investment represents the cost of the investment, including goodwill, the proportionate share of the post-acquisition retained earnings and losses, any other movements in reserves, any impairment losses and loans to or from the equity-accounted investee. The carrying value together with any long-term interests that in substance form part of the net investment in the equity-accounted investee is assessed annually for existence of indicators of impairment and if such exist, the carrying amount is compared to the recoverable amount, being the higher of value in use or fair value less costs to sell. If an impairment in value has occurred, it is recognised in the period in which the impairment arose. Indicators of impairment include a significant or prolonged decline in the investments fair value below its carrying value.

Sibanye-Stillwater Annual Financial Report 2019	348

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

The Group holds the following equity-accounted investments:

Figures in million - SA rand	Notes	2019	2018	2017
Rand Refinery[1]	16.1	396.9	239.3	198.4
Mimosa[2]	16.2	2,687.7	2,492.4	2,012.9
Peregrine[2]	16.3	954.1	978.0	-
Other equity-accounted investments		0.1	24.2	32.8
Total equity-accounted investments		4,038.8	3,733.9	2,244.1

1 Associate

2 Joint venture

16.1   Rand Refinery

Sibanye-Stillwater has a 44.4% interest in Rand Refinery Proprietary Limited (Rand Refinery), a company incorporated in South Africa, which is involved in the refining of bullion and by-products sourced from, inter alia, South African and foreign gold producing mining companies. Rand Refinery is accounted for using the equity method.

On 18 December 2014, Rand Refinery drew down R1.029 billion under a R1.2 billion subordinated shareholders loan (the Facility), with Sibanye-Stillwater’s proportional share being R384.6 million. Amounts drawn down under the Facility were repayable within two years from the first draw down date. If the loan was not repaid within two years, it would automatically convert into equity in Rand Refinery. During February 2017, Rand Refinery resolved to convert the Facility to redeemable preference shares.

There are no fixed repayment terms for the preference shares. The preference shares have a preferential right to distributions. No ordinary dividends will be declared by Rand Refinery until the preference shares have been fully redeemed. The preference shareholders do not have voting rights at shareholders' meetings. The Group accounts for the preference shares as part of the investment in Rand Refinery.

The equity-accounted investment in Rand Refinery movement for the year is as follows:

Figures in million - SA rand	2019	2018	2017
Balance at beginning of the year	239.3	198.4	72.4
Share of results of equity-accounted investee after tax[1]	344.5	143.7	124.5
Preference shares redeemed	(186.9)	(102.8)	-
Interest income on loan to equity-accounted investee capitalised	-	-	1.5
Balance at end of the year	396.9	239.3	198.4

1 Rand Refinery is equity accounted based on its latest management accounts for the period ended 30 November, since Rand Refinery has a 31 August year-end

Sibanye-Stillwater Annual Financial Report 2019	349

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

The Group’s interest in the summarised financial statements of Rand Refinery are:

Figures in million - SA rand	2019	2018	2017
Revenue	811.0	644.0	649.0
Total comprehensive income	777.0	434.0	374.0
Non-current assets	667.0	699.0	702.0
Current assets	1,433.0	1,088.0	669.0
Non-current liabilities	(111.0)	(44.0)	(31.0)
Current liabilities	(104.0)	(359.0)	(391.0)
Net assets/(liabilities) (100.0%)	1,885.0	1,384.0	949.0
Reconciliation of the total investment in Rand Refinery with attributable net assets:
Net assets/(liabilities) (44.4% (2017: 33.1%))	836.9	614.5	314.1
Preference shares redeemed	(186.9)	(102.8)	-
Dividend received	(8.2)	(8.2)	(8.2)
Fair value adjustment[1]	(35.5)	(35.5)	(35.5)
Impairment	(119.6)	(119.6)	(119.6)
Redeemable preference shares below 44.4% interest[2]	(89.8)	(109.1)	47.6
Total investment in Rand Refinery	396.9	239.3	198.4

1 The investment in equity-accounted investee was fair valued at 1 July 2002, the date when significant influence was obtained

2 Sibanye-Stillwater’s took up a 37.4% of the Facility, which is less than its current proportional interest in Rand Refinery. Rand Refinery converted the Facility into redeemable preference shares, classified within equity, and therefore Sibanye-Stillwater shares in less than its current 44.4% proportional interest of the net asset value of Rand Refinery

16.2   Mimosa

Sibanye-Stillwater has a 50% interest in Mimosa Investments Limited (Mimosa), which owns and operates the Mimosa mine, which is a Platinum mine situated in Zimbabwe and has a functional currency of US dollar.

The equity-accounted investment in Mimosa movement for the year is as follows:

Figures in million - SA rand	2019	2018	2017
Balance at the beginning of the year	2,492.4	2,012.9	2,049.3
Share of results of equity-accounted investee after tax	377.1	210.5	175.0
Dividends received	(111.0)	(87.0)	-
Foreign currency translation	(70.8)	356.0	(211.4)
Balance at end of the year	2,687.7	2,492.4	2,012.9

The Group’s interest in the summarised financial statements of Mimosa are:

Figures in million - SA rand	2019	2018	2017
Revenue	4,685.2	3,714.9	3,375.4
Amortisation and depreciation	(437.4)	(383.1)	(423.4)
Interest income	4.5	-	17.5
Finance expense	(43.5)	(26.0)	(20.0)
Income tax	(436.4)	(381.8)	(245.0)
Profit or loss	754.2	420.9	350.1
Other comprehensive income	(141.3)	712.0	72.7
Total comprehensive income	612.9	1,132.9	422.8
Non-current assets	4,723.9	4,592.3	4,007.8
Property, plant and equipment[1]	4,704.8	4,592.3	4,007.8
Right-of-use assets	19.1	-	-
Current assets	2,535.1	2,047.9	1,916.2
Cash and cash equivalents	27.9	184.8	281.5
Other current assets	2,507.2	1,863.1	1,634.7
Non-current liabilities	(1,235.4)	(1,168.1)	(993.6)
Non-current financial liabilities	(128.7)	(60.7)	(94.2)
Other non-current liabilities	(1,106.7)	(1,107.4)	(899.4)
Current liabilities	(553.0)	(384.6)	(539.1)
Current financial liabilities	(446.5)	(377.7)	(487.4)
Other current liabilities	(106.5)	(6.9)	(51.7)

Net assets (100.0%)	5,470.6	5,087.5	4,391.3
Reconciliation of the total investment in Mimosa with attributable net assets:
Net assets (50.0%)	2,735.3	2,543.8	2,195.7
Reconciling items[1]	(47.6)	(51.4)	(182.8)
Total investment in Mimosa	2,687.7	2,492.4	2,012.9

1 The reconciling items include the difference between the carrying amount and fair value of the Mimosa’s identifiable assets and liabilities on acquisition less accumulated amortisation, and foreign exchange differences on translation of assets and liabilities of the foreign joint venture

Repatriation of funds from Zimbabwe is subject to regulatory approval in Zimbabwe.

Sibanye-Stillwater Annual Financial Report 2019	350

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

16.3   Peregrine

On 29 June 2018, Sibanye-Stillwater announced that it had entered into an Arrangement Agreement with Regulus Resources Inc. (Regulus) and a newly formed subsidiary of Regulus, Aldebaran Resources Inc. (Aldebaran), creating a strategic partnership in order to unlock value at its Altar copper-gold project in San Juan Province, Argentina (Altar Project), currently held in the US PGM operations. Under the terms of the Arrangement Agreement, Stillwater Canada LLC, an indirect, wholly-owned subsidiary of Sibanye-Stillwater (Stillwater Canada), entered into an option and joint venture agreement with Aldebaran, whereby Aldebaran has the option to earn into a maximum 80% interest in a wholly-owned subsidiary of Stillwater Canada, Peregrine Metals Limited (Peregrine) which owns the Altar Project.

The consideration for Aldebaran to acquire up to an 80% interest in the Altar Project, included:

● An upfront cash payment of US$15 million to Sibanye-Stillwater on closing of the Arrangement Agreement;

● 19.9% of the shares of Aldebaran; and

● A commitment from Aldebaran to carry the next US$30 million of spend at the Altar Project over a maximum of five years (inclusive of 2018 drilling that was conducted between February and May of 2018) as an initial earn-in of a 60% interest in the Altar Project (the Initial Earn-in).

Pursuant to the Arrangement Agreement, Aldebaran may also elect to earn-in an additional 20% interest in the Altar Project by spending an additional US$25 million over a three-year period following the Initial Earn-in.

Peregrine was a subsidiary of Stillwater Canada. On 25 October 2018, Aldebaran issued an aggregate of 15,449,555 Aldebaran shares to Sibanye-Stillwater, representing 19.9% of the current 77,635,957 issued and outstanding Aldebaran shares, and made an upfront cash payment of US$15 million to Sibanye-Stillwater in accordance with the Arrangement Agreement. From this date, Stillwater Canada and Aldebaran act together to direct the relevant activities of and, therefore, collectively control Peregrine. As a result of loss of control, Peregrine was derecognised as a subsidiary and accounted for as an equity-accounted investment. Sibanye-Stillwater has a 40% (2018; 40%) interest in Perigrine.

The equity-accounted investment in Peregrine movement for the year is as follows:

Figures in million - SA rand	2019	2018	2017
Balance at the beginning of the year	978.0	-	-
Equity-accounted investment retained on loss of control of subsidiary	-	956.0	-
Foreign currency translation	(23.9)	22.0	-
Balance at end of the year	954.1	978.0	-

The Group’s interest in the summarised financial statements of Peregrine is:

Figures in million - SA rand	2019	2018	2017
Non-current assets	1,472.4	1,714.6	-
Current assets	3.3	23.9	-
Non-current liabilities	(369.2)	(342.6)	-
Current liabilities	(1.4)	(1.3)	-
Net assets/(liabilities) (100.0%)	1,105.1	1,394.6	-
Reconciliation of the total investment in Peregrine with attributable net assets:
Net assets/(liabilities) (40%)	442.0	557.8	-
Reconciling items[1]	512.1	420.2	-
Total investment in Peregrine	954.1	978.0	-

1 The reconciling items include the difference between the carrying amount and fair value of the Peregrine’s identifiable assets and liabilities on acquisition less accumulated amortisation, and foreign exchange differences on translation of assets and liabilities of the foreign equity-accounted investment

17.    Interests in joint operations

Accounting policy

A joint operation is a joint arrangement in which the parties that share joint control have rights to the assets, and obligations for the liabilities, relating to the arrangement.

In relation to the Group’s interests in joint operations, the following are recognised in the financial statements:

● the Group’s share of the jointly controlled assets, classified according to the nature of the assets;

● any liabilities that the Group has incurred;

● the Group’s share of any liabilities incurred jointly with the other ventures in relation to the joint operation;

● any income from the sale or use of the Group’s share of the output of the joint operation, together with the Group’s share of any expenses incurred by the joint operation; and

● any expenses that the Group has incurred in respect of its interest in the joint operation.

The Group’s interests in joint operations includes a 50% interest in two joint operations each referred to as the “Notarial Pooling and Sharing Agreements”. The principal activities of the joint operations are to extend the Kroondal mine over the boundary of the properties

Sibanye-Stillwater Annual Financial Report 2019	351

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

covering the Kroondal mine and expand the Marikana mine operations through mineral rights contributed by Anglo American Platinum through its subsidiary, RPM.

The Group’s share of the assets, liabilities, revenue and expenses of the joint operations which are included in the consolidated financial statements is as follows:

Kroondal mine

Figures in million - SA rand	2019	2018	2017
Loss on foreign exchange differences	(63.2)	132.7	(94.4)
Profit before tax	2,061.6	677.7	175.0
Profit for the year	2,061.4	677.7	175.0
Non-current assets	945.7	1,115.7	1,284.0
Current assets	2,303.0	1,828.2	1,400.5
Current liabilities	(353.1)	(271.3)	(283.2)
Net assets (50.0%)	2,895.6	2,672.6	2,401.3

18.    Other investments

Accounting policy

On initial recognition of an equity investment that is not held for trading, the Group may make an irrevocable election to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis. These investments are subsequently measured at fair value, with dividends recognised in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI and are never reclassified to profit or loss.

The Group holds the following investments measured at fair value through OCI:

Figures in million - SA rand	2019	2018	2017
Rand Mutual Assurance Investment	112.4	67.8	-
Furuya Metals Investment	303.1	-	-
SpinCo Investment	78.2	81.5	-
Generation Mining	33.3	-	-
Other	71.7	6.7	-
Total other investments	598.7	156.0	-

Fair value of other Investments

Other investments consists primarily of other listed investments and other short-term investment products, which are measured at fair value or which carrying amounts approximates fair value. The fair values of non-listed investments included in other investments are determined through valuation techniques that include inputs that are not based on observable market data. Fair value measurements of listed investments are categorised as level 1 under the fair value hierarchy and non-listed investments as level 3.

19.    Environmental rehabilitation obligation funds

Accounting policy

The Group’s rehabilitation obligation funds includes equity-linked investments that are fair valued at each reporting date. The fair value is calculated with reference to underlying equity instruments using industry valuation techniques and appropriate models.

Annual contributions are made to dedicated environmental rehabilitation obligation funds to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. The amounts contributed to these funds are included under non-current assets and are measured at fair value through profit or loss. Interest earned on monies paid to rehabilitation funds is accrued on a time proportion basis and is recorded as interest income.

In addition, bank guarantees are provided for funding shortfalls of the environmental rehabilitation obligations.

Sibanye-Stillwater Annual Financial Report 2019	352

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Figures in million - SA rand	Note	2019	2018	2017
Balance at beginning of the year		3,998.7	3,492.4	3,100.5
Contributions made		12.9	63.0	114.5
Payments received		(151.9)	-	-
Interest income		265.5	223.5	230.4
Fair value gain/(loss)[1]		33.8	(24.9)	46.5
Environmental rehabilitation obligation funds on acquisition of subsidiaries	14	443.2	244.7	0.5
Foreign currency translation		-	-	-
Balance at end of the year		4,602.2	3,998.7	3,492.4

Environmental rehabilitation obligation funds comprise of the following:
Restricted cash[2]		610.0	633.9	483.8
Funds		3,992.2	3,364.8	3,008.6

1 The environmental rehabilitation trust fund includes equity-linked investments that are fair valued at each reporting date

2 The funds are set aside to serve as collateral against the guarantees made to the Department of Minerals and Resources for environmental rehabilitation obligations

Fair value of environmental rehabilitation obligation funds

Environmental rehabilitation obligation funds comprise equity-linked notes, a fixed income portfolio of bonds as well as fixed and call deposits. The environmental rehabilitation obligation funds are stated at fair value based on the nature of the fund’s investments.

The fair value hierarchy is as follows:

Figures in million - SA rand	2019	2018	2017
Level 1	3,578.3	3,634.0	3,117.6
Level 2[1]	1,023.9	364.7	374.8

1 Equity-linked notes have a fixed component of 5% capital guarantee and equity-linked portion which is linked to the performance of the JSE top 40 index. Fair value is determined by the fund manager based on the composition of the underlying investment portfolio, relevant equity prices and the terms of the investments

The fixed income portfolio consists of instruments such as government bonds and inflation-linked bonds. Valuations are performed by the fund manager based on the composition of the portfolio, the relevant investment terms and through reference to market related interest rates

Credit risk

The Group is exposed to credit risk on the total carrying value of the investments held in the environmental rehabilitation obligation funds. The Group has reduced its exposure to credit risk by dealing and investing with a limited number of major financial institutions.

20.    Other receivables and other payables

Significant accounting judgements and estimates

Expected future cash flows used to determine the fair value of the other payables (namely the Deferred Payment, right of recovery payable and contingent consideration) and the right of recovery receivable are inherently uncertain and could materially change over time. The expected future cash flows are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as the expected commodity price, currency exchange rates, and estimates of production costs, future capital expenditure and discount rates.

Accounting policy

Financial instruments included in other receivables are categorised as financial assets measured at amortised cost and those included in other payables are categorised as other financial liabilities as applicable. These assets and liabilities are initially recognised at fair value. Subsequent to initial recognition financial instruments included in other receivables and other payables are measured at amortised cost.

Reimbursements, such as rehabilitation reimbursements from other parties are not financial instruments, and are recognised as a separate asset where recovery is virtually certain. The amount recognised is limited to the amount of the provision. If the party that will make the reimbursement cannot be identified, then the reimbursement is generally not virtually certain and cannot be recognised. If the only uncertainty regarding the recovery relates to the amount of the recovery, the reimbursement amount often qualifies to be recognised as an asset.

Other receivables and payables that do not arise from contractual rights and obligations, such as receivables on rates and taxes, are recognised and measured at the amount expected to be received or paid.

Sibanye-Stillwater Annual Financial Report 2019	353

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

20.1   Other receivables

Figures in million - SA rand	2019	2018	2017
Right of recovery receivable	186.8	176.8	160.5
Rates and taxes receivable	103.0	106.2	105.6
Pre-paid royalties	392.8	-	-
Other	52.1	66.6	53.1
Total other receivables	734.7	349.6	319.2

Reconciliation of the non-current and current portion of the other receivables:
Other receivables	734.7	349.6	319.2
Current portion of other receivables	(51.2)	(35.2)	(35.2)
Non-current portion of other receivables	683.5	314.4	284.0

20.2   Other payables

Figures in million - SA rand	2019	2018	2017
Deferred Payment (related to Rustenburg operations acquisition)	2,825.6	2,205.9	2,194.7
Contingent consideration (related to SFA (Oxford) acquisition)	55.8	-	-
Right of recovery payable	79.4	83.2	69.3
Deferred consideration (related to Pandora acquisition)	275.9	-	-
Dissenting shareholder liability	-	287.1	1,349.7
Other	212.2	256.3	188.6
Total other payables	3,448.9	2,832.5	3,802.3

Reconciliation of the non-current and current portion of the other payables:
Other payables	3,448.9	2,832.5	3,802.3
Current portion of other payables	(761.4)	(303.3)	(41.9)
Non-current portion of other payables	2,687.5	2,529.2	3,760.4

Right of recovery receivable and payable

Based on the first and second Notarial Pooling and Sharing agreements (PSAs) with Anglo American Platinum, Kroondal Operations Proprietary Limited (Kroondal Operations) (previously Aquarius Platinum (South Africa) Proprietary Limited (AQPSA)) holds a contractual right to recover 50% of the rehabilitation obligation relating to environmental rehabilitation resulting from PSA operations from Rustenburg Platinum Mines (RPM)(subsidiary of Anglo American Platinum), where this rehabilitation relates to property owned by Kroondal Operations. Likewise RPM holds a contractual right to recover 50% of the rehabilitation obligation relating to environmental rehabilitation resulting from PSA operations from Kroondal Operations, where the rehabilitation relates to property owned by RPM. With respect to the opencast section of the Marikana mine that is on Kroondal Operations’ property, RPM have limited the contractual liability to approximately R179 million (2018: R172 million), being a negotiated liability in terms of an amendment to the second PSA.

Deferred Payment (related to Rustenburg operations acquisition)

In terms of the Rustenburg operation Transaction the purchase consideration includes a Deferred Payment, calculated as being equal to 35% of the distributable free cash flow generated by the Rustenburg operation over a six year period from inception, subject to a minimum payment of R3.0 billion. The distributable free cash flow has been derived from forecast cash flow models. These models use several key assumptions, including estimates of future sales volumes, PGM prices, operating costs and capital expenditure.

The Deferred Payment movement for the year is as follows:

Figures in million - SA rand	Note	2019	2018	2017
Balance at the beginning of the year		2,205.9	2,194.7	1,577.4
Interest charge	5	179.0	200.4	148.2
Payment of Deferred Payment		(283.4)	(38.6)	-
Loss/(gain) on revised estimated cash flows		724.1	(150.6)	469.1
Balance at end of the year		2,825.6	2,205.9	2,194.7

Deferred consideration (related to Pandora acquisition)

Lonmin acquired the remaining 50% stake in Pandora Joint Venture in 2017. The purchase price included a deferred and contingent consideration element. The deferred payment element represents a minimum consideration of R400 million, which is settled through a cash payment based on 20% of the distributable free cash flows generated from the Pandora E3 operations on an annual basis for a period of 6 years. The fair value of the deferred consideration at acquisition of Lonmin by the Group was determined using the present value of the future cash flows at a discount rate of 12.5%. The contingent consideration element is based on the extent to which 20% of the distributable free cash flows exceed R400 million. This element is valued at zero as the distributable free cash flows generated from the Pandora E3 operations is not estimated to exceed R400 million. The distributable free cash flow has been derived from forecast cash flow models. These models use several key assumptions, including estimates of future sales volumes, PGM prices, operating costs and capital expenditure.

Sibanye-Stillwater Annual Financial Report 2019	354

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

The Pandora deferred consideration movement for the year is as follows:

Figures in million - SA rand	Note	2019	2018	2017
Deferred consideration on acquisition of subsidiary		235.4
Interest charge	5	40.5	-	-
Balance at end of the year		275.9	-	-

Dissenting shareholder liability

The Court of Chancery of the State of Delaware in the United States of America (the Court), in a Memorandum Opinion dated 21 August 2019, has ruled in favour of the Company in the appraisal action brought by a group of minority shareholders (the Dissenting Shareholders) of the Stillwater Mining Company (Stillwater), following the acquisition of Stillwater by the Company in May 2017 for a cash consideration of US$18 per Stillwater share.

In terms of the ruling, the Dissenting Shareholders (together owning approximately 4.5% of Stillwater shares outstanding at the time) received the same US$18 per share consideration originally offered to, and accepted by other Stillwater shareholders, plus interest. The remaining payment of approximately US$21 million due to the Dissenting Shareholders has been paid by Sibanye-Stillwater during the six months ended 31 December 2019.

Certain of the Dissenting Shareholders have filed an appeal with the Supreme Court of the State of Delaware with the date for the oral argument, originally set for 1 April 2020, postponed in light of COVID-19 until a future date is set by the Court. The Company will continue to defend itself against opportunistic, short-term and self-interested legal action, to protect the interests of our stakeholders.

The dissenting shareholder liability movement for the year is as follows:

Figures in million - SA rand	Note	2019	2018	2017
Balance at the beginning of the year		287.1	1,349.7	-
Interest charge	5	21.2	68.1	62.9
Payments to dissenting shareholders		(319.4)	(1,375.8)	-
Dissenting shareholder liability on acquisition of subsidiary		-	-	1,364.3
Foreign currency translation reserve		11.1	245.1	(77.5)
Balance at end of the year		-	287.1	1,349.7

Fair value of other receivables and other payables

Due to the approaches applied in calculating the carrying values as described above, the fair values approximate the carrying value.

Market risk

The Deferred Payment relating to Rustenburg and the deferred consideration relating to Pandora are sensitive to changes in the 4E basket price. A one percentage point decrease in the 4E basket price would have decreased the loss on financial instruments by R95.6 million. A one percentage point increase in the 4E basket price would have increased the loss on financial instruments by R95.6 million.

A one percentage point increase in the 4E basket price would have increased the loss on financial instruments by R95.6 million.

21.    Inventories

Significant accounting judgements and estimates

Inventory is held in a wide variety of forms across the value chain reflecting the stage of refinement. Prior to production as final metal the inventory is always contained within a carrier material. As such inventory is typically sampled and assays taken to determine the metal content and how this is split by metal. Measurement and sampling accuracy can vary quite significantly depending on the nature of the vessels and the state of the material. An allowance for estimation uncertainty is applied to the various categories of inventory and is dependent on the degree to which the nature and state of material allows for accurate measurement and sampling. The range used for the estimation allowance varies based on the stage of refinement. The range is based on independent metallurgists’ level of confidence obtained from the outcome of the stocktake. Those results are applied in arriving at the appropriate quantities of inventory.

Sibanye-Stillwater Annual Financial Report 2019	355

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Accounting policy

Inventory is valued at the lower of cost and net realisable value. The Group values ore stockpiles, metal-in-process when it can be reliably measured. Cost is determined on the following basis:

● Gold reef ore stockpiles and gold-in-process are valued using weighted average cost. Cost includes production, amortisation, depreciation and related administration costs

● PGM inventory is valued using weighted average cost by allocating cost, based on the joint cost of production, apportioned according to the relative sales value of each of the PGMs produced. The group recognises the metal produced in each development phase in inventory with an appropriate proportion of cost. Cost includes production, amortisation, depreciation and related administration costs

● By-product metals are valued at the incremental cost of production from the point of split-off from the PGM processing stream

● Consumable stores are valued at weighted average cost after appropriate provision for surplus and slow-moving items

Figures in million - SA rand	2019	2018	2017
Consumable stores[1]	1,580.8	1,043.5	820.7
PGM ore and mill inventory	127.7	71.0	62.8
PGM in process[2]	10,496.9	3,251.7	1,893.1
Gold in process	309.7	143.3	-
PGM finished goods	2,958.7	777.8	637.5
Other	29.6	7.5	8.0
Uranium finished goods and uranium-in-process	-	-	104.4
Total inventories	15,503.4	5,294.8	3,526.5

1 The cost of consumable stores consumed during the year and included in operating cost amounted to R12,784.3 million (2018: R9,327.9 million and 2017: R8,789.4 million)

2 Included in PGM in process, is R3,826.5 million relating to the Marikana operations. It also includes R4,182.4 million relating to SRPM operations due to the processing agreements between SRPM and Anglo American Platinum Limited changing from a Purchase of Concentrate arrangement to a Toll processing arrangement from 1 January 2019

22.    Trade and other receivables

Accounting policy

Trade and other receivables, excluding trade receivables for PGM concentrate sales, prepayments and value added tax, are non-derivative financial assets categorised as financial assets measured at amortised cost.

The above non-derivative financial assets are initially recognised at fair value and subsequently carried at amortised cost less allowance for impairment. Estimates made for impairment are based on a review of all outstanding amounts at year end in line with the impairment policy described in note 34. Irrecoverable amounts are written off during the period in which they are identified.

In addition to other types PGM sales, trade receivables include actual invoiced sales of PGM concentrate, as well as sales not yet invoiced for which deliveries have been made and the control has transferred. The PGM concentrate receivables are financial assets measured at fair value through profit or loss, as the solely payments of principle and interest criteria is not met. The receivable amount calculated for the PGM concentrate delivered but not yet invoiced is recorded at the fair value of the consideration receivable at the date of delivery. At each subsequent reporting date the receivable is restated to reflect the fair value movements in the pricing mechanism. Foreign exchange movements subsequent to the recognition of a sale are recognised as a foreign exchange gain or loss in profit or loss.

Figures in million - SA rand	2019	2018	2017
Trade receivables - gold sales	-	433.8	499.6
Trade receivables - PGM sales[1]	2,681.1	5,310.1	4,512.4
PGM sales concentrate	2,341.6	5,310.1	4,512.4
PGM sales other	339.5	-	-
Other trade receivables	889.0	436.6	431.4
Payroll debtors	251.5	127.9	174.1
Interest receivable	14.6	8.9	8.5
Financial assets	3,836.2	6,317.3	5,626.0
Prepayments	442.9	296.9	245.0
Value added tax	355.9	218.8	326.6
Total trade and other receivables	4,635.0	6,833.0	6,197.6

1 The PGM sales trade receivables includes a contract receivable of R1,606.4 million (2018: R3,786.5 million)

Fair value of trade and other receivables

The fair value of trade receivables for PGM concentrate sales are determined based on ruling market prices, volatilities and interest rates, and constitutes level 2 on the fair value hierarchy.

The fair value of trade and other receivables measured at amortised cost approximate the carrying value due to the short maturity.

Sibanye-Stillwater Annual Financial Report 2019	356

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Credit risk

The Group is exposed to credit risk on the total carrying value of trade and other receivables.

Trade receivables measured at amortised cost are reviewed on a regular basis and an allowance for impairment is raised when they are not considered recoverable based on an expected credit loss assessment. The Group transacts exclusively with a limited number of large international institutions and other organisations with strong credit ratings and the negligible historical level of customer default. Trade receivables are currently in a sound financial position and no impairment has been recognised.

At 31 December 2019, other receivables of R139.9 million (2018: R15.8 million and 2017: R5.7 million) were considered impaired and are provided for.

23.    Cash and cash equivalents

Accounting policy

Cash and cash equivalents comprise cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value, and are measured at amortised cost which is deemed to be fair value due to its short-term maturity.

Figures in million - SA rand	2019	2018	2017
Cash at the bank and on hand[1]	5,619.0	2,549.1	2,062.4
Total cash and cash equivalents	5,619.0	2,549.1	2,062.4

1 At 31 December 2019, restricted cash of US$6.4 million (R89.6 million) was held in a money market fund as collateral for the environmental bonding requirements in the US

Fair value of cash and cash equivalents

The fair value of cash and cash equivalents approximate the carrying value due to the short maturity.

Credit risk

The Group is exposed to credit risk on the total carrying value of cash and cash equivalents. The Group has reduced its exposure to credit risk by dealing and investing with a number of major financial institutions.

24.    Stated share capital

Accounting policy

Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

Figures in thousand	2019	2018	2017
Authorised number of shares	10,000,000	10,000,000	10,000,000

Reconciliation of issued number of shares:
Number of shares in issue at beginning of the year	2,266,261	2,168,721	929,004
Shares issued under SGL Share Plan	4,442	10,394	1,407
Shares issued for cash	108,932	-	-
Shares issued with acquisition of subsidiary	290,395	-	-
Rights issue	-	-	1,195,787
Capitalisation issue	-	87,146	42,523
Number of shares in issue at end of the year	2,670,030	2,266,261	2,168,721

Authorised and issued

As at 31 December 2016, the authorised share capital was 2,000,000,000 ordinary no par value shares and issued ordinary share capital was 929,004,342 ordinary no par value shares.

At the shareholder’s general meeting on 25 April 2017, the authorised number of shares was increased to 10,000,000,000 ordinary no par value shares.

On 14 June 2017, Sibanye-Stillwater raised net capital of R12,932.4 million, being proceeds of R13,438.5 million and transactions costs of R506.1 million, from a rights issue, when 1,195,787,294 shares were issued with nine (9) new shares issued for every seven (7) existing shares held, on 4 October 2017, 42,522,524 shares were issued with two (2) capitalisation issue shares for every 100 existing share held.

On 11 April 2018, 87,145,885 shares were issued with four (4) capitalisation issue shares for every 100 existing share held.

On 15 April 2019, Sibanye-Stillwater raised net capital of R1.7 billion from a placing of 108,932,356 new ordinary no par value shares to existing and new institutional investors.

Sibanye-Stillwater Annual Financial Report 2019	357

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

On 10 June 2019, 290,394,531 shares were issued to the shareholders of Lonmin Plc (refer note 14.1).

All the Sibanye-Stillwater ordinary no par value shares rank pari passu in all respects, there being no conversion or exchange rights attached thereto, and all of the ordinary shares will have equal rights to participate in capital, dividend and profit distributions by the Company.

Repurchase of shares

The Company has not exercised the general authority granted to buy back shares from its issued ordinary share capital granted at the shareholders’ meeting held on 28 May 2019. The next AGM for the Group will be the AGM held for Sibanye Stillwater Limited.

25.    Non-controlling interests

Accounting policy

Non-controlling interests

The Group recognises any non-controlling interest in an acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets on an acquisition by acquisition basis. Subsequently, the carrying amount of non-controlling interest is the amount of the interest at initial recognition plus the non-controlling interest’s subsequent share of changes in equity.

Transactions with non-controlling interests

The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests where control is not lost are also recorded in equity. Where control is lost over a subsidiary, the gains or losses are recognised in profit or loss.

The Group’s non-controlling interests relates to the following subsidiaries:

Figures in million - SA rand	2019	2018	2017
Non-controlling interest of DRDGOLD	1,135.2	913.2	-
Non-controlling interest of Platinum Mile	21.1	18.4	15.7
Non-controlling interests of Group Technical Security Management (GTSM)	5.4	4.4	4.1
Non-controlling interests of Marikana[1]	306.0	-	-
Total non-controlling interests	1,467.7	936.0	19.8

1 Included in Marikana’s non-controlling interest (NCI) is NCI of Western Platinum (Pty) Ltd amounting to R253.3 million

DRDGOLD is a company incorporated in South Africa with its head office in Johannesburg. DRDGOLD’s primary listing is on the JSE Limited and its secondary listing is on the New York Stock Exchange. It’s gold production is derived from retreatment of surface tailings in South Africa. Non-controlling interests hold a 61.95% (2018: 61.95%) interest in DRDGOLD and is consolidated based on the ability to control through an option to increase the group’s shareholding in DRDGOLD to 50.1%.

Western Platinum (Pty) Ltd, acquired as part of the Lonmin acquisition, consist of PGM mining and processing operations located on the Western Limb of the Bushveld Complex, close to the town of Rustenburg, in the North West province of South Africa and smelting and refining operations located in Brakpan, East of Johannesburg. Non-controlling interests hold a 4.75% interest in Western Platinum (Pty) Ltd.

Sibanye-Stillwater Annual Financial Report 2019	358

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

The summarised financial information of these subsidiary groups is provided below. This information is based on amounts before inter-company eliminations.

Figures in million - SA rand	2019	2018
DRDGOLD Limited
Revenue	3,621.0	1,047.5
Profit for the year	460.2	(39.9)
Total comprehensive income	459.1	(43.8)

Profit attributable to NCI	285.1	(24.7)

Net increase/(decrease) in cash and cash equivalents	334.0	(73.4)
Dividends paid	85.0	-

Non-current assets	3,393.1	3,581.9
Current Assets	972.2	591.0
Non-current liabilities	(1,108.6)	(1,275.6)
Current liabilities	(463.3)	(425.2)
Net assets	2,793.5	2,472.1

Western Platinum Proprietary Limited
Revenue	11,124.5	-
Profit for the year	763.7	-
Total comprehensive income	763.7	-

Profit attributable to NCI	17.0	-

Net decrease in cash and cash equivalents	(2,070.2)	-
Dividends paid	-	-

Non-current assets	7,749.5	-
Current Assets	6,832.0	-
Non-current liabilities	(22,462.3)	-
Current liabilities	(2,201.7)	-
Net assets	(10,082.6)	-

26.    Borrowings and derivative financial instrument

Significant accounting judgements and estimates

Borrowings

Expected future cash flows used to determine the fair value of borrowings (namely the Burnstone Debt) are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as the expected commodity price, foreign currency exchange rates, and estimates of production costs, future capital expenditure and discount rates.

Accounting policy

Borrowings

Borrowings are non-derivative financial liabilities categorised as other financial liabilities. Borrowings are recognised initially at fair value, net of transaction costs incurred, where applicable and subsequently measured at amortised cost using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Derivative financial instruments

Derivatives are initially recognised at fair value using option pricing methodologies. Any directly attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes are generally recognised in profit or loss.

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Sibanye-Stillwater Annual Financial Report 2019	359

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Borrowings

Figures in million - SA rand	Notes	2019	2018	2017
US$600 million RCF	26.1	5,711.9	2,726.5	-
R6.0 billion RCF	26.2	-	5,896.4	5,536.4
R5.5 billion RCF	26.3	2,500.0	-	-
2022 and 2025 Notes	26.4	9,609.8	9,808.7	12,597.7
US$ Convertible Bond	26.5	4,578.6	4,496.6	4,357.1
Burnstone Debt	26.6	1,330.4	1,145.1	1,537.5
Other borrowings	26.7	-	425.6	478.7
Franco-Nevada liability		2.0	2.0	1.7
Stillwater Convertible Debentures		3.5	3.8	3.3
US$350 million RCF		-	-	1,137.1
Total borrowings		23,736.2	24,504.7	25,649.5
Reconciliation of the non-current and current portion of the borrowings:
Borrowings		23,736.2	24,504.7	25,649.5
Current portion of borrowings		(38.3)	(6,188.2)	(1,657.5)
Non-current portion of borrowings		23,697.9	18,316.5	23,992.0

The current portion of borrowings will be repaid out of operational cash flows or it will be refinanced by utilising available Group facilities.

Derivative financial instruments

Figures in million - SA rand	Note	2019	2018	2017
Reconciliation of the non-current and current portion of the derivative financial instrument:
Derivative financial instruments	26.5	4,144.9	408.9	1,093.5
Non-current portion of derivative financial instrument		4,144.9	408.9	1,093.5

Roll forward of borrowings in the current year were as follows:

Figures in million - SA rand	Note	2019	2018	2017
Balance at beginning of the year		24,504.7	25,649.5	8,973.8
Borrowings acquired on acquisition of subsidiary	14.1	2,574.8	-	5,937.6
Loans raised		18,981.7	17,130.2	68,297.2
Loans repaid		(22,008.3)	(21,231.5)	(55,719.5)
Unwinding of loans recognised at amortised cost		374.4	538.3	222.1
Accrued interest (related to the 2022 and 2025 Notes, and US$ Convertible Bond)		769.9	942.5	507.8
Accrued interest paid		(777.7)	(907.2)	(431.5)
Gain on derecognition of borrowings		-	(179.7)	-
Loss/(gain) on the revised cash flow of the Burnstone Debt		96.6	(804.6)	(181.7)
(Gain)/loss on foreign exchange differences and foreign currency translation		(779.9)	3,367.2	(1,956.3)
Balance at end of the year		23,736.2	24,504.7	25,649.5

26.1   US$600 million RCF

On 21 May 2018, Sibanye-Stillwater cancelled and refinanced the US$350 million revolving credit facility (RCF) by drawing under the US$600 million RCF. The purpose of the facility was to refinance the US$350 million RCF, finance ongoing capital expenditure and working capital.

Terms of the US$600 million RCF
Facility:	US$600 million
Interest rate:	LIBOR
Interest rate margin:	1.85% if net debt to adjusted EBITDA is equal to or less than 2.50x
	2.00% if net debt to adjusted EBITDA is greater than 2.50x
Utilisation fees:

Where the total outstanding loans under the RCF fall within the range of the percentage of the total loan as set out below, Sibanye-Stillwater shall pay an utilisation fee equal to the percentage per annum set out opposite such percentage range.

	% of the total loans
	Less than or equal to 33⅓%	0.15%
	Greater than 33⅓% and less than or equal to 66⅔%	0.30%
	Greater than 66⅔%	0.50%

Sibanye-Stillwater Annual Financial Report 2019	360

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Term of facility:

Three years, subject to 2 one-year extensions at the lenders option. US$450 million of the facility lenders (i.e. six of the eight lenders) have exercised the first one year extension option year extension option.

Borrowers:	Sibanye Gold Limited, Stillwater, Kroondal Operations, SRPM and WPL.
Security and/or guarantors:	The facility is unsecured and guaranteed by Sibanye Gold Limited, Stillwater, Kroondal Operations, SRPM and WPL.

Figures in million - SA rand	2019	2018	2017
Balance at beginning of the year	2,726.5	-	-
Loans raised	9,067.1	5,391.6	-
Loans repaid	(5,826.2)	(2,744.7)	-
Loss on foreign exchange differences	6.4	73.1	-
Foreign currency translation	(261.9)	6.5	-
Balance at end of the year	5,711.9	2,726.5	-

26.2   R6.0 billion RCF

On 15 November 2016, Sibanye-Stillwater cancelled and refinanced a R4.5 billion Facility by drawing under the R6.0 billion RCF. The purpose of the facility was to refinance the R4.5 billion Facility, finance ongoing capital expenditure, working capital and general corporate expenditure requirements which may include the financing of future acquisitions of business combinations. This facility was refinanced and cancelled in November 2019.

Terms of the R6.0 billion RCF
Facility:	R6.0 billion
Interest rate:	JIBAR
Interest rate margin:	During the Covenant adjustment period, being 30 June 2017 to 31 December 2019, the margin will be based on the following net debt to adjusted EBITDA ratios:
	Net debt to adjusted EBITDA ratios	Margin %
	0.00:1 – 3.00:1	2.40%
	3.00:1 – 3.25:1	2.65%
	3.25:1 – 3.50:1	2.90%
After the covenant adjustment period the margin will return to 2.4%
Term of facility:	Three years
Borrowers:	Sibanye Gold Limited, SRPM and Kroondal Operations
Security and/or guarantors:	The facility was unsecured and guaranteed by Sibanye Gold Limited, Stillwater, SRPM and Kroondal.

Figures in million - SA rand	2019	2018	2017
Balance at beginning of the year	5,896.4	5,536.4	5,100.0
Loans raised	1,150.0	360.0	800.0
Loans repaid	(5,046.4)	-	(363.6)
Inter Bank transfer	(2,000.0)	-	-
Balance at end of the year	-	5,896.4	5,536.4

Sibanye-Stillwater Annual Financial Report 2019	361

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

26.3   R5.5 billion RCF

On 11 November 2019, Sibanye-Stillwater refinanced and cancelled the R6.0 billion revolving credit facility (RCF) by drawing under the R5.5 billion RCF. The purpose of the facility was to refinance facilities, finance ongoing capital expenditure and general corporate expenditure requirements.

Terms of the R5.5 billion RCF
Facility:	R5.5 billion
Interest rate:	JIBAR
Interest rate margin:	2.40% if net debt to adjusted EBITDA is equal to or less than 2.00x
2.60% if net debt to adjusted EBITDA is greater than 2.00x
Term of facility:	Three years, subject to two one-year extensions at the lenders option
Borrowers:	Sibanye Gold Limited, Kroondal Operations , SRPM and WPL.
Security and/or guarantors:	The facility is unsecured and guaranteed by Sibanye Gold Limited, Stillwater, Kroondal Operations, SRPM and WPL.

Figures in million - SA rand	2019	2018	2017
Balance at beginning of the year	-	-	-
Loans raised	500.0	-	-
Loans repaid	-	-	-
Inter Bank transfer	2,000.0
Balance at end of the year	2,500.0	-	-

26.4    2022 and 2025 Notes

On 27 June 2017, Stillwater Mining Co. completed a two-tranche international corporate bond offering 6.125% Notes due on 27 June 2022 (the 2022 Notes) and 7.125% Notes due on 27 June 2025 (the 2025 Notes) (together the 2022 and 2025 Notes) with the proceeds applied towards the partial repayment of the Stillwater Bridge Facility, raised for the acquisition of Stillwater. On 19 September 2018, Sibanye-Stillwater concluded the repurchase of a portion of the 2022 and 2025 Notes issued by Stillwater Mining Company. The total purchase price was approximately US$345 million (nominal value of US$349 million) and was funded from existing cash resources, including the US$500 million advance proceeds from the Streaming transaction.

Terms of the 2022 and 2025 Notes
Facility:	US$500 million 6.125% Senior Notes due 2022 (the 2022 Notes)
US$550 million 7.125% Senior Notes due 2025 (the 2025 Notes)
Outstanding nominal value:	2022 Notes: US$353.7 million
2025 Notes: US$346.9 million
Interest rate:	2022 Notes: 6.125%
2025 Notes: 7.125%
Term of the Notes:	2022 Notes: Five years
2025 Notes: Eight years
Issuer:	Stillwater Mining Company
Guarantors:

Each of the Notes will be fully and unconditionally guaranteed, jointly and severally by the Guarantors (Kroondal Operations, SRPM and Sibanye Gold Limited). WPL acceded as a guarantor on 8 January 2020, post the year end. The Guarantees rank equally in right of payment to all existing and future senior debt of the Guarantors.

Figures in million - SA rand	2019	2018	2017
Balance at beginning of the year	9,808.7	12,597.7	-
Loans raised	-	-	13,109.5
Loans repaid	-	(5,107.4)	-
Accrued interest paid	(672.2)	(795.5)	(431.5)
Interest charge	664.9	836.6	478.1
Unwinding of amortised cost	47.9	196.7	29.7
Gain on derecognition of borrowings	-	(128.8)	-
Foreign currency translation	(239.5)	2,209.4	(588.1)
Balance at end of the year	9,609.8	9,808.7	12,597.7

26.5   US$ Convertible Bond

The US$ Convertible Bond was launched and priced on 19 September 2017 with the proceeds applied towards the partial repayment of the Stillwater Bridge Facility, raised for the acquisition of Stillwater. On 11 September 2018, Sibanye-Stillwater concluded the repurchase

Sibanye-Stillwater Annual Financial Report 2019	362

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

of a portion of the US$ Convertible Bond. An aggregate principal amount of US$66 million for a total purchase price of approximately US$50 million was repurchased. Sibanye-Stillwater funded the repurchase from existing cash resources, including the US$500 million advance proceeds of the streaming transaction.

Terms of the US$ Convertible Bond
Issue size:	US$450 million
Outstanding nominal value:	US$384 million
Coupon:	1.875%
Maturity date:	26 September 2023 (six years)
Conversion premium:	35%
Reference share price:	US$1.2281, being the volume weighted average price of a share on the JSE from launch to pricing on 19 September 2017, converted at a fixed exchange rate.
Initial conversion price:	US$1.6580
Issuer:	Sibanye Gold Limited
Guarantors:	Stillwater and Kroondal Operations

The US$ Convertible Bond has two components. The option component is recognised as a derivative liability, measured at fair value, with changes in fair value recorded in profit or loss and reported separately in the statement of financial position. The bond component is recognised as a financial liability and measured at amortised cost using the effective interest method.

Convertible bond at amortised cost

Figures in million - SA rand	2019	2018	2017
Balance at beginning of the year	4,496.6	4,357.1	-
Loans raised	-	-	4,634.5
Loans repaid	-	(745.2)	-
Accrued interest paid	(105.5)	(111.7)	-
Interest charge	105.0	105.9	29.8
Unwinding of amortised cost	196.8	185.8	50.7
Gain on derecognition of borrowings	-	(50.9)	-
Gain/(loss) on foreign exchange differences	(114.3)	755.6	(357.9)
Balance at end of the year	4,578.6	4,496.6	4,357.1

Derivative financial instrument at fair value

Figures in million - SA rand	2019	2018	2017
Balance at beginning of the year	408.9	1,093.5	-
Loss/(gain) on financial instruments[1]	3,911.5	(678.1)	(115.9)
Gain on derecognition of derivative financial instrument	-	(50.3)	-
Derivative financial instrument recognised	-	-	1,296.6
(Gain)/loss on foreign exchange differences	(175.5)	43.8	(87.2)
Balance at end of the year	4,144.9	408.9	1,093.5

1 The R3,911.5 million loss on financial instrument is mainly attributable to the 258% increase in the Sibanye-Stillwater share price as at 31 December 2019 relative to the prior year. The loss on financial instrument is calculated based on the year end share price of R35.89 per share, ZAR/USD exchange rate of R14.00 and a volatility of 38.76%. The derivative was valued using a partial differential equation model

26.6   Burnstone Debt

Sibanye Gold Eastern Operations (SGEO) has bank debt of US$178.1 million (R1,883.9 million) (the Burnstone Debt) outstanding as part of the net assets acquired on 1 July 2014.

Sibanye-Stillwater Annual Financial Report 2019	363

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Terms of the Burnstone Debt

Facility:	A1: US$0.2 million
A2: US$7.8 million
A3: US$51.0 million
A4: US$119.1 million
Interest rate:	A1 and A2: Interest free
A3 and A4: Interest free until 1 July 2017, then at LIBOR
Interest rate margin:	A3 and A4: 4% from 1 July 2017
Term of loan:	No fixed term
Repayment period:	A1: Repaid on 1 July 2014
A2: From 1 July 2017 the first 50% of Burnstone’s free cash flow (as defined in the settlement agreement) will be used to repay the Wits Gold Loan and the balance of 50% to repay A2.

A3 and A4: On settlement of A2. 90% of Burnstone’s free cash flow will be used to repay the Wits Gold Loan and the balance of 10% to repay the Burnstone Debt. On settlement of the Wits Gold Loan and interest, 30% of Burnstone’s free cash flow will be used to repay the Burnstone Debt and the balance will be distributed to Wits Gold.

The Bank Lenders will continue to participate in 10% of Burnstone’s free cash flow after the Burnstone Debt has been repaid in full to a maximum amount of US$63.0 million under a revenue participation agreement.

Security:

The Burnstone Debt is fully secured against the assets of Burnstone (of R2.0 billion) and there is no recourse to the Sibanye-Stillwater Group. The security package includes a cession over the bank accounts, insurance policies’ proceeds, special and general notarial bonds over movable assets and mortgage bonds over property.

The Burnstone Debt facilities of US$178.1 million (R1,883.9 million) were initially recognised at the acquisition fair value using level 3 assumptions, being R1,007.6 million, in terms of IFRS 13. The expected free cash flows to repay the loan as detailed above were based on the estimates and assumptions to determine the fair value:

● A US$ swap forward curve adjusted with the 4% interest rate margin above;

● The annual life of mine plan that takes into account the following:

- Proved and probable ore reserves of Burnstone;

- Cash flows are based on the life-of-mine plan of 20 years; and

- Capital expenditure estimates over the life-of-mine plan.

Figures in million - SA rand	2019	2018	2017
Balance at beginning of the year	1,145.1	1,537.5	1,752.6
Accrued interest and unwinding of amortised cost	120.1	152.9	141.6
Loss/(gain) on revised estimated cash flows[1]	96.6	(804.6)	(181.7)
(Gain)/loss on foreign exchange differences	(31.4)	259.3	(175.0)
Balance at end of the year	1,330.4	1,145.1	1,537.5

1 At 31 December 2019, the expected free cash flows expected to repay the loan as detailed above were revised as a result of revised cash flows over the life of mine plan due to:

● Revised forecast costs and capital expenditure; and

● Revised gold prices 2019: R686,225/kg (2018: R585,500/kg and 2017: R545,000/kg) and exchange rates 2019: R14.00/US$ (2018: R14.00/US$ and 2017: R12.94/US$)

26.7   Other borrowings

Short-term credit facilities

Sibanye-Stillwater has uncommitted loan facilities with various banks to fund capital expenditure and working capital requirements at its operations. These facilities have no fixed terms, are short-term in nature and interest rates are market related.

Figures in million - SA rand	2019	2018	2017
Balance at beginning of the year	425.6	478.7	749.5
Loans raised	8,264.6	10,798.6	14,721.5
Loans repaid	(11,135.7)	(10,854.6)	(14,992.3)
Unwinding of amortised cost	9.6	2.9	-
Borrowings acquired on acquisition of subsidiary	2,574.8	-	-
Other	1.3	-	-
Gain on foreign exchange differences	(140.2)	-	-
Balance at end of the year	-	425.6	478.7

Sibanye-Stillwater Annual Financial Report 2019	364

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

26.8   Fair value of financial instruments and risk management

Fair value of borrowings

The fair value of variable interest rate borrowings approximates its carrying amounts as the interest rates charged are considered marked related. Fair value of fixed interest rate borrowings was determined through reference to ruling market prices and interest rates.

The fair value of the derivative financial instrument is estimated based on ruling market prices, volatilities and interest rates, option pricing methodologies based on observable quoted inputs, and constitute a level 2 instrument on the fair value hierarchy.

The table below shows the fair value and carrying amount of borrowings where the carrying amount does not approximate fair value:

	Carrying value	Fair value
Figures in million - SA rand		Level 1	Level 2	Level 3
31 December 2019
2022 and 2025 Notes	9,609.8	10,138.4	-	-
US$ Convertible Bond[1]	4,578.6	-	4,724.5	-
Burnstone Debt[2]	1,330.4	-	-	1,441.0
Total	15,518.8	10,138.4	4,724.5	1,441.0
31 December 2018
2022 and 2025 Notes	9,808.7	9,312.0	-	-
US$ Convertible Bond[1]	4,496.6	-	3,736.1	-
Burnstone Debt[2]	1,145.1	-	-	1,075.6
Total	15,450.4	9,312.0	3,736.1	1,075.6
31 December 2017
2022 and 2025 Notes	12,597.7	13,295.3	-	-
US$ Convertible Bond[1]	4,357.1	-	4,239.1	-
Burnstone Debt[2]	1,537.5	-	-	1,536.5
Total	18,492.3	13,295.3	4,239.1	1,536.5

1 The fair value of the amortised cost component of the US$ Convertible Bond is based on the quoted price of the instrument after separating the fair value of the derivative component

2 The fair value of the Burnstone Debt been derived from discounted cash flow models. These models use several key assumptions, including estimates of future sales volumes, Gold prices, operating costs, capital expenditure and discount rate

Sibanye-Stillwater Annual Financial Report 2019	365

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Liquidity risk

The following are contractually due, undiscounted cash flows resulting from maturities of financial liabilities including interest payments:

Figures in million - SA rand	Total	Within one year	Between one and five years	After five years
31 December 2019
Other payables	3,808.6	775.4	2,918.6	114.6
Trade and other payables	7,739.5	7,739.5	-	-
Borrowings	-
- Capital	-
US$600 million RCF	5,711.9	-	5,711.9	-
R5.5 billion RCF	2,500.0	-	2,500.0	-
2022 and 2025 Notes	9,808.4	-	4,951.8	4,856.6
US$ Convertible Bond	5,376.0	-	5,376.0	-
Burnstone Debt	109.0	-	109.0	-
Franco-Nevada liability	2.0	2.0	-	-
Stillwater Convertible Debentures	3.5	3.5	-	-
Other borrowings	-	-	-	-
- Interest	7,820.8	1,184.2	2,698.3	3,938.3
Total	42,879.7	9,704.6	24,265.6	8,909.5
31 December 2018
Other payables	3,386.8	293.3	1,968.9	1,124.6
Trade and other payables	5,159.9	5,159.9	-	-
Borrowings
- Capital
US$600 million RCF	2,726.5	-	2,726.5	-
R6.0 billion RCF	5,896.4	5,896.4	-	-
2022 and 2025 Notes	10,053.6	-	5,075.6	4,978.0
US$ Convertible Bond	5,510.4	-	5,510.4	-
Burnstone Debt	2,552.9	-	-	2,552.9
Franco-Nevada liability	2.0	2.0	-	-
Stillwater Convertible Debentures	3.8	3.8	-	-
Other borrowings	252.3	252.3	-	-
- Interest	9,386.9	1,543.8	3,568.6	4,274.5
Total	44,931.5	13,151.5	18,850.0	12,930.0

Market risk

Foreign currency sensitivity

Certain of the Group’s US dollar borrowing facilities have been drawn down by Companies with SA Rand as their functional currency, therefore some of the Groups borrowings are sensitive to changes in the rand/US dollar exchange rate. A one percentage point depreciation in the SA rand closing exchange rate of R14.00/US$ (2018: R14.35/US$ and 2017: R12.36/US$) would have reduced the gain on foreign exchange differences by R102.2 million (2018: R38.7 million and 2017: R81.2 million). A one percentage point appreciation in the exchange rate would have increased the gain on foreign exchange differences by R102.2 million (2018: R38.7 million and 2017: R81.2 million).

Interest rate sensitivity

As at 31 December 2019, the Group’s total borrowings amounted to R23,736.2 million (2018: R24,504.7 million and 2017: R25,649.5 million). The Group generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances.

The portion of Sibanye-Stillwater’s interest-bearing borrowings at period end that is exposed to interest rate fluctuations is R23,730.7 million (2018: R24,498.9 million and 2017: R25,644.5 million). This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period.

At 31 December 2019, of the total borrowings, R2,500.0 million (2018: R6,322.0 million and 2017: R6,015.1 million) is exposed to changes in the JIBAR rate and R7,042.3 million (2018: R3,871.6 million and 2017: R2,674.6 million) is exposed to changes in the LIBOR rate.

The table below summarises the effect of a change in finance expense on the Group’s profit or loss had JIBAR and LIBOR differed as indicated. The analysis is based on the assumption that the applicable interest rate increased/decreased with all other variables held constant. All financial instruments with fixed interest rates that are carried at amortised cost are not subject to the interest rate sensitivity analysis.

Sibanye-Stillwater Annual Financial Report 2019	366

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Interest rate sensitivity analysis

	Change in interest expenses for a change in interest rate[1]
Figures in million - SA rand	-1.5%	-1.0%	-0.5%	0.5%	1.0%	1.5%
31 December 2019
- JIBAR	37.5	25.0	12.5	(12.5)	(25.0)	(37.5)
- LIBOR	105.6	70.4	35.2	(35.2)	(70.4)	(105.6)
Change in finance expense	143.1	95.4	47.7	(47.7)	(95.4)	(143.1)
31 December 2018
- JIBAR	88.5	59.0	29.5	(29.5)	(59.0)	(88.5)
- LIBOR	79.2	52.8	26.4	(26.4)	(52.8)	(79.2)
Change in finance expense	167.7	111.8	55.9	(55.9)	(111.8)	(167.7)

1 Interest rate sensitivity analysis is performed on the borrowings balance at 31 December

The exposure to interest rate changes and the contractual repricing dates

The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the reporting dates is as follows:

Figures in million - SA rand	2019	2018	2017
Floating rate with exposure to change in JIBAR	2,500.0	6,322.0	6,015.1
Floating rate with exposure to change in LIBOR	7,042.3	3,871.6	2,674.6
Non-current borrowings exposed to interest rate changes	9,542.3	10,193.6	8,689.7

The Group has the following undrawn borrowing facilities:
Committed	5,688.0	5,987.1	3,652.5
Uncommitted	1,050.0	757.7	471.3
Total undrawn facilities	6,738.0	6,744.8	4,123.8

All of the above facilities have floating rates. The undrawn committed facilities have the following expiry dates:
- within one year	-	103.6	3,188.9
- later than one year and not later than two years	672.0	-	463.6
- later than two years and not later than three years	5,016.0	5,883.5	-
Total undrawn committed facilities	5,688.0	5,987.1	3,652.5

26.9   Capital management

The Group’s primary objective with regards to managing its capital is to ensure that there is sufficient capital available to support the funding requirements of the Group, including capital expenditure, in a way that: optimises the cost of capital; maximises shareholders’ returns; and ensures that the Group remains in a sound financial position.

The Group manages and makes adjustments to the capital structure as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof. Opportunities in the market are also monitored closely to ensure that the most efficient funding solutions are implemented.

The Group monitors capital using the ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA), but does not set absolute limits for this ratio.

Net debt to adjusted EBITDA at 31 December 2019 of 1.4 exceeds the Group’s targeted ratio of net debt to adjusted EBITDA of 1.0:1 or lower. Utilising the committed unutilised debt facilities above, will impact on the leverage ratio. The borrowing facilities permit a leverage ratio of 3.5:1 through to 31 December 2019, and 2.5:1 thereafter, calculated on a quarterly basis. Sibanye-Stillwater plans to deleverage over time back to its targeted leverage ratio of no greater than 1.0:1.

Figures in million - SA rand	2019	2018	2017
Borrowings[1]	26,550.7	23,768.5	25,205.5
Cash and cash equivalents[2]	5,586.3	2,499.4	2,029.8
Net debt[3]	20,964.4	21,269.1	23,175.7
Adjusted EBITDA[4]	14,956.0	8,369.4	9,045.1
Net debt to adjusted EBITDA (ratio)[5]	1.4	2.5	2.6

1 Borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings, therefore, exclude the Burnstone Debt and include the derivative financial instrument

2 Cash and cash equivalents exclude cash of Burnstone

3 Net debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and therefore exclude the Burnstone Debt and include the derivative financial instrument. Net debt excludes cash of Burnstone

4 The adjusted EBITDA calculation is based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity

5 Net debt to adjusted EBITDA ratio is defined as net debt as at the end of a reporting period divided by adjusted EBITDA of the 12 months ended on the same reporting date

Sibanye-Stillwater Annual Financial Report 2019	367

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Reconciliation of loss before royalties, carbon tax and tax to adjusted EBITDA:

Figures in million - SA rand	2019	2018	2017
Loss before royalties, carbon tax and tax	(856.3)	(1,224.3)	(6,981.2)
Adjusted for:
Amortisation and depreciation	7,214.1	6,613.8	5,699.7
Interest income	(560.4)	(482.1)	(415.5)
Finance expense	3,302.5	3,134.7	2,971.8
Share-based payments	363.3	299.4	231.9
Loss/(gain) on financial instruments	6,015.1	(1,704.1)	1,114.4
Gain on foreign exchange differences	(325.5)	(1,169.1)	(292.4)
Share of results of equity-accounted investees after tax	(721.0)	(344.2)	(291.6)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	88.9	(66.6)	248.9
Gain on disposal of property, plant and equipment	(76.6)	(60.2)	(40.7)
Impairments	86.0	3,041.4	4,411.0
Gain on derecognition of borrowing and derivative financial instrument	-	(230.0)	-
Gain on acquisition	(1,103.0)	-	-
Restructuring costs	1,252.4	142.8	729.8
Transaction costs	447.8	402.5	552.1
IFRS 16 lease payments	(131.7)	-	-
Occupational healthcare expense	(39.6)	15.4	1,106.9
Adjusted EBITDA	14,956.0	8,369.4	9,045.1

27.    Lease liabilities

Accounting policy

At the inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Lease liabilities are initially measured at the present value of the future lease payments at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the relevant incremental borrowing rate.

Subsequently, lease liabilities are measured at amortised cost using the effective interest method. Lease liabilities are remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is measured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Group also elected to apply the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option, and lease contracts for which the underlying asset is of low value. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term to the extent applicable.

In addition, certain variable lease payments are not permitted to be recognised as lease liabilities and are expensed as incurred.

Figures in million - SA rand	Notes	2019	2018	2017
Impact of adopting IFRS 16 on 1 January 2019	1	302.0	-	-
New leases and modifications		51.5
Lease liabilities on acquisition of subsidiaries	14.1	133.3	-	-
Repayment of lease liabilities		(131.7)	-	-
Interest charge	5	33.9	-	-
Re-classification and other		(5.7)	-	-
Foreign currency translation		(0.5)	-	-
Balance at end of the year		382.8	-	-
Current portion of lease liabilities		(110.0)	-	-
Non-current lease liabilities		272.8	-	-

Sibanye-Stillwater Annual Financial Report 2019	368

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Lease payments not recognised as a liability but expensed during the year

Figures in million - SA rand	2019
Short-term leases	43.4
Leases of low value assets	54.2
Variable lease payments	13.1
Total	110.7

Maturity Analysis

The lease liabilities are secured by the related underlying assets. The undiscounted maturity analysis of lease liabilities at 31 December 2019 is as follows:

Figures in million - SA rand	Total	Within one year	Between one and five years	After five years
Contractual undiscounted cash flows	474.9	140.0	297.8	37.1

28.    Environmental rehabilitation obligation and other provisions

Significant accounting judgements and estimates

The Group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Group recognises management’s best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life of mine estimates and discount rates could affect the carrying amount of this provision.

The provision is calculated using the following assumptions:

	Inflation rate	Discount rate	LOM
2019
SA gold operations	6%	6.69% - 9.99%	1 – 19 years
SA PGM operations	6%	6.69% - 10.09%	1 – 31 years
US PGM operations	2%	2.32% - 2.39%	25 – 37 years
2018
SA gold operations	6%	6.27% - 9.73%	1 – 19 years
SA PGM operations	6%	6.27% -9.81%	1 – 28 years
US PGM operations	2%	2.87% -3.02%	26 – 38 years

Accounting policy

Provisions are recognised when the Group has a present obligation, legal or constructive resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Long-term environmental obligations are based on the Group’s environmental management plans, in compliance with applicable environmental and regulatory requirements.

The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean up at closure.

Based on disturbances to date, the net present value of expected rehabilitation cost estimates is recognised and provided for in full in the financial statements. The estimates are reviewed annually and are discounted using a risk-free rate that is adjusted to reflect the current market assessments of the time value of money.

Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and inflationary increases in the provision estimate, as well as changes in estimates. Changes in estimates are capitalised or reversed against the relevant asset or liability to the extent that it meets the definition of dismantling and removing the item and restoring the site on which it is located. Costs that relate to an existing condition caused by past operations and do not have a future economic benefit are recognised in profit or loss. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in profit or loss. The present value of environmental disturbances created are capitalised to mining assets against an increase in the environmental rehabilitation obligation.

Rehabilitation projects undertaken, included in the estimates are charged to the provision as incurred. The cost of ongoing current programmes to prevent and control environmental disturbances is recognised in profit or loss as incurred. The unwinding of the discount due to the passage of time is recognised as finance cost, and the capitalised cost is amortised over the remaining lives of the mines.

Sibanye-Stillwater Annual Financial Report 2019	369

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Figures in million - SA rand	Note	2019	2018	2017
Balance at beginning of the year		6,294.2	4,678.7	3,982.2
Interest charge	5	578.7	398.8	357.1
Payment of environmental rehabilitation obligation[1]		(34.9)	(32.3)	(26.9)
Change in estimates charged to profit or loss[2]		88.9	(90.4)	248.9
Change in estimates capitalised[2]		105.1	618.8	(177.7)
Environmental rehabilitation obligation on acquisition of subsidiaries	14	1,696.9	672.7	312.1
Foreign currency translation		(14.1)	47.9	(17.0)
Balance at end of the year		8,714.8	6,294.2	4,678.7
Environmental rehabilitation obligation and other provisions consists of:
Environmental rehabilitation obligation		8,597.6	6,176.2	4,678.7
Other provisions		117.2	118.0	-
Environmental rehabilitation obligation and other provisions		8,714.8	6,294.2	4,678.7

1 The cost of ongoing current programmes to prevent and control environmental disturbances, including reclamation activities, is charged to cost of sales as incurred

2 Changes in estimates are defined as changes in reserves and corresponding changes in life of mine, changes in discount rates, and changes in laws and regulations governing environmental matters

The Group’s mining operations are required by law to undertake rehabilitation works as part of their ongoing operations. The Group makes contributions into environmental rehabilitation obligation funds (refer note 19) and holds guarantees to fund the estimated costs.

Post closure water management liability

The Group continues to monitor the potential risk of long-term Acid Mine Drainage (AMD) and other groundwater pollution challenges also experienced by peer mining groups. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines, in rock dumps, tailings dams and pits on the surface. As yet, the Group has not been able to reliably determine the financial impact that AMD and groundwater pollution may have on the Group, nor the timing of possible outflow. The potential for AMD generation and other groundwater impacts how, where and if they will manifest and the associated environmental/closure liability will be determined as part of the Group’s quantification of any post-closure latent and residual environmental impacts using a robust and defendable risk assessment process – this will be a requirement in the proposed amended Financial Provisioning (FP) Regulations that comes into effect in June 2021. As per the recent closure process undertaken at our Cooke Operations, detailed studies to understand the hydrology and hydrogeology were undertaken. These studies further included the modeling of the mined out void, re-watering rate and natural groundwater flow in the dolomite aquifer overlaying the mined-out area. The conclusions from the studies were used to inform a risk assessment and closure strategy to reliably predict water quality impacts as part of long term sustainable closure solution. In addition, in the December 2019 closure liability assessments, the Group makes financial provision of R965.3 million (undiscounted) for what it specifically termed “Post Closure Aspects” – this includes but is not limited to amongst others, post-closure water management aspects such as initial and post-decant surface and groundwater monitoring, wetlands, biomonitoring and aquatics monitoring and care-and-maintenance monitoring.

The Group, has a robust water conservation and demand management, compliance and closure water management strategy that aims to define and sustainably mitigate the potential risk of AMD and groundwater pollution. The Group operates a comprehensive water quality monitoring program, including bio-monitoring, as an early detection of potential AMD and groundwater pollution and has launched an initiative to understand the mining impacts on the various catchments within which the Group operates.

29.    Occupational healthcare obligation

Significant accounting judgements and estimates

The Group recognises management’s best estimates to settle any occupational healthcare claims against the Group’s operations. The ultimate outcome of these matters remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval for a potential settlement. The provision is consequently subject to adjustment in the future, depending on the progress of the Occupational Lung Disease Group (the Working Group) discussions, stakeholder engagements and the ongoing legal proceedings. Actual costs incurred in future periods could differ materially from the estimates.

Estimates that were used in the assessment include value of benefits, required contributions, timing of payments, tracing pattern, period discount rates, period inflation rates and a 60% take-up rate. These estimates were informed by a professional opinion.

Management discounted the possible cash outflows using a discount rate of 8.25% (2018: 8.83% and 2017: 8.604).

Accounting policy

Provisions are recognised when the Group has a present obligation, legal or constructive resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The estimated costs of settlement claims are reviewed at least annually and adjusted as appropriate for changes in cash flow predictions or other circumstances.

Sibanye-Stillwater Annual Financial Report 2019	370

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Based on estimates to date, the net present value of expected settlement claims is recognised and provided for in full in the financial statements. The estimated cash flows are discounted using a risk-free rate with similar terms to the obligation to reflect the current market assessments of the time value of money.

Annual changes in the provision consist of finance costs relating to the change in the present value of the provision and changes in estimates.

On 3 May 2018, the Occupational Lung Disease Working Group (the Working Group), including the Sibanye-Stillwater Group, agreed to an approximately R5 billion class action settlement with the claimants. The estimated costs were reviewed at 31 December 2018 and discounted using a risk-free rate.

On 26 July 2019 the Gauteng High Court in Johannesburg approved the R5 billion settlement agreement in the silicosis class case. This settlement agreement provides compensation to all eligible workers suffering from silicosis and/or tuberculosis who worked in the Occupational Lung Disease Working Group companies’ mines from 12 March 1965 to the date of the settlement agreement. Sibanye-Stillwater currently has provided R1,282.1 million for its share of the settlement cost. The provision is consequently subject to adjustment in the future based on the number of eligible workers.

On 19 December 2019 Sibanye Stillwater provided a guarantee for an amount not exceeding R1,372 million in respect of trust administration contributions, initial benefit contributions and benefit contributions as required by the Trust Deed.

Figures in million - SA rand	Note	2019	2018	2017
Balance at beginning of the year		1,274.1	1,153.3	-
Occupational healthcare obligation recognised		-	-	1,077.2
Interest charge	5	115.5	105.4	46.4
Change in estimate charge to profit or loss		(39.6)	15.4	29.7
Payments made		(67.9)	-	-
Balance at the end of the year		1,282.1	1,274.1	1,153.3
Reconciliation of the non-current and current portion of the occupational healthcare obligation:
Occupational healthcare obligation		1,282.1	1,274.1	1,153.3
Current portion of occupational healthcare obligation		(148.7)	(109.9)	(0.8)
Non-current portion of occupational healthcare obligation		1,133.4	1,164.2	1,152.5

DRDGOLD is not a party to the Working Group’s mediated settlement agreement and DRDGOLD maintains the view that it is too early to consider settlement of the matter, mainly for the following reasons:

● the applicants have as yet not issued and served a summons (claim) in the matter to DRDGOLD;

● there is no indication of the number of potential claimants that may join the class action against the DRDGOLD respondents; and

● many principles upon which legal responsibility may be founded, are required to be substantially developed by the trial court (and possibly subsequent courts of appeal) to establish liability on the bases alleged by the applicants.

In light of the above there is inadequate information for DRDGOLD to determine if a sufficient legal and factual basis exists to establish liability, and to quantify such potential liability.

30.    Deferred revenue

Significant accounting judgements and estimates

Upfront cash deposits received for streaming transactions have been accounted for as contract liabilities (deferred revenue) in the scope of IFRS 15. These contracts are not financial instruments because they will be satisfied through the delivery of non-financial items (i.e. delivering of metal ounces) as part of the Group’s expected sale requirements, rather than cash or financial assets. It is the intention to satisfy the performance obligations under these streaming arrangements through the Group’s production, and revenue will be recognised over duration of the contracts as the Group satisfies its obligation to deliver metal ounces. Since these contracts are of a long-term nature and the Group received a portion of the consideration at the inception, these contracts contain a significant financing component under IFRS 15. The Group therefore made a critical estimate of the discount rate that should be applied to the contract liabilities over the life of contracts.

Inputs to the model to unwind the Wheaton advance received to revenue

The advance received has been recognised on the statement of financial position as deferred revenue. The deferred revenue will be recognised as revenue in profit or loss based on the metal ounces/credits in relation to the expected total amount of metal credits to be delivered over the term of the arrangement.

Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognised as revenue. Key inputs into the model are:

Key input	Estimate at year end	Further information
Estimated financing rate over life of arrangement	4.6% - 5.2%	Refer note 5

Sibanye-Stillwater Annual Financial Report 2019	371

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Remaining life of stream	67 years

The starting point for the life of mine is the approved life of mine for the US PGM operations. However, as IFRS 15 requires the constraint on revenue recognition to be considered, it is more prudent to include a portion of resources in the life of stream for the purposes of revenue recognition. This will reduce the chance of having a significant decrease in revenue recognised in the future, when the life of mine is updated to include a conversion of resources to reserves.

As such, Sibanye-Stillwater management have determined that is it appropriate to include 50% of inferred resources.

Palladium entitlement percentage	4.5%

The palladium entitlement percentage will be either 4.5%, 2.25% or 1% over the life of the mine, depending on whether or not the advance has been fully utilised, and a certain number of contractual ounces have been delivered (375,000 ounces for the first trigger drop down to 2.25% and 550,000oz for the second trigger drop down rate to 1%).

Monthly cash percentage	18%

The monthly cash payment to be received is a percentage of 18%, 16%, 14% or 10% of the market price of the metal credit delivery to Wheaton International while the advance is not fully utilised. After the advance has been fully utilised, the cash percentage is 22%, 20%, 18% or 14%. The percentage applicable depends on the investment grade of the Group and its leverage ratio. As long as Sibanye-Stillwater’s current investment grade conditions as stipulated in the contract have been satisfied, the monthly cash percentage decreases if the Group’s leverage ratio increases above 3.5:1. The balance of the ounces in the monthly delivery (i.e. 100%-18%= 82%) is then used to determine the utilisation of the deferred revenue balance.

Commodity prices	Five day simple average calculated the day before delivery	The value of each metal credit delivery is determined in terms of the contract.

Any changes to the above key inputs could significantly change the quantum of the cumulative revenue amount recognised in profit or loss.

Any changes in the life of mine are accounted for prospectively as a cumulative catch-up in the year that the life of mine estimate above changes, or the inclusion of resources changes.

Inputs to the model to unwind the BTT advance received to revenue

The advance received has been recognised on the statement of financial position as deferred revenue. The deferred revenue will be recognised as revenue in profit or loss based on the metal ounces/credits in relation to the expected total amount of metal credits to be delivered over the term of the arrangement.

Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognised as revenue. Key inputs into the model are:

		Further information
Estimated financing rate over life of arrangement	11.5%	Refer note 5
Remaining life of stream	6 years	The life of the stream is determined by the reserves of the Marikana Easterns’ Tailings Dam no.1.
6E PGM entitlement percentage	23%	The 6E PGM entitlement percentage ranges from 23% to 38% based on a weighted 6E PGM basket price that is determined monthly.
Monthly cash percentage	20%

The monthly cash payment to be received is a percentage of the 6E PGM weighted basket price, ranging from 16% to 20%, and is based on a weighted 6E PGM basket price that is determined monthly. This cash payment is caped at a minimum of $106 per ounce and a maximum of $280 per ounce.

Commodity prices	Average monthly basket price	The monthly basket price for any calendar month is calculated by dividing the sum of the monthly average value of weighted 6E PGM basket by the total number of ounces for such calendar month.

Any changes to the above key inputs could significantly change the quantum of the cumulative revenue amount recognised in profit or loss.

Sibanye-Stillwater Annual Financial Report 2019	372

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Any changes in the life of mine or 6E PGM entitlement are accounted for prospectively as a cumulative catch-up in the year that the life of mine estimate above changes.

Accounting policy

Consideration received in advance is recognised as a contract liability (deferred revenue) under IFRS 15 as control has not yet transferred.

Sibanye-Stillwater management identified a significant financing component related to its streaming arrangements resulting from the difference in the timing of the advance consideration received and when control of the metal promised transfers. Interest expense on deferred revenue is recognised in finance costs.

In July 2018, Sibanye-Stillwater entered into a gold and palladium supply arrangement in exchange for an upfront advance payment of US$500 million. The arrangement has been accounted for as a contract in the scope of IFRS 15 whereby the advance payment has been recorded as deferred revenue. The revenue from the advance payment is being recognised as the gold and palladium is allocated to the appropriate Wheaton International account. An interest cost, representing the significant financing component of the upfront deposit on the deferred revenue balance, is also being recognised as part of finance costs. This finance cost increases the deferred revenue balance, ultimately resulting in revenue when the deferred revenue is recognised over the life of mine.

On 11 April 2019, Sibanye-Stillwater concluded a forward gold sale arrangement whereby the Group received a cash prepayment of US$125 million (approximately R1.75 billion) in exchange for 4 fortnightly deliveries of 26,476 ounces of gold (totaling 105,906 ounces or 3,294 kilograms) between 1 October 2019 and 15 November 2019. The revenue from the prepayment was recognised in four equal parts on delivery of the gold. The gold price delivered under the prepayment was hedged with a cap price of $1,323 per ounce and a floor price of $1,200 per ounce. Sibanye-Stillwater received, and recognised, the difference between the floor price and the spot price (subject to a maximum of the cap price) on delivery of the gold.

On 21 October 2019, Sibanye-Stillwater concluded a forward gold sale arrangement whereby the Group received a cash prepayment of R1.1 billion in exchange for 8 fortnightly deliveries of 8,482 ounces of gold (totaling 67,856 ounces or 2,111 kilograms) between 10 July 2020 and 16 October 2020. The revenue from the prepayment will be recognised in eight equal parts on delivery of the gold. The gold price delivered under the prepayment is unhedged and Sibanye-Stillwater will receive (or pay) the difference between the spot price and the prepayment price of R17,371 per ounce (being R558,491 per kilogram).

During 2016 Lonmin secured competitive funding of $50 million to build the Bulk Tailings re-Treatment plant (BTT), through a finance metal streaming arrangement receivable in instalments. The $50 million has been accounted for as deferred revenue as it will be repaid by way of discounted value of 6E metal sales. Contractual deliveries will be at a discounted price and the value of the discount over and above the $50 million upfront payment will be recognised over the project lifetime and charged to the consolidated income statement as a finance expense. The plant was commissioned during February 2018. Sibanye-Stillwater determined the carrying value of the BTT deferred revenue to be R628 million at acquisition and R607 million at 31 December 2019.

The following table summarises the changes in deferred revenue:

Figures in million - SA rand	Note	2019	2018	2017
Balance at beginning of the year		6,555.4	-
Deferred revenue advance received		2,859.3	6,555.4	-
Deferred revenue recognised during the period		(2,227.5)	(160.3)	-
Interest charge	5	352.3	160.3	-
Deferred revenue recognised on acquisition of subsidiary		627.6	-	-
Balance at the end of the year		8,167.1	6,555.4	-
Reconciliation of the non-current and current portion of the deferred revenue:
Deferred revenue		8,167.1	6,555.4	-
Current portion of deferred revenue		(1,270.6)	(30.1)	-
Non-current portion of deferred revenue		6,896.5	6,525.3	-

31.    Trade and other payables

Accounting policy

Trade and other payables, excluding payroll creditors and leave pay accrual are non-derivative financial liabilities categorised as other financial liabilities. Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. Liabilities arising in respect of wages and salaries, annual leave and other benefits due to be settled within 12 months of the reporting date are measured at rates which are expected to be paid when the liability is settled. Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognises costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.

Sibanye-Stillwater Annual Financial Report 2019	373

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

All other employee entitlement liabilities are measured at the present value of estimated payments to be made in respect of services rendered up to reporting date.

Figures in million - SA rand	2019	2018	2017
Trade creditors	3,208.0	2,200.0	1,728.1
Accruals and other creditors	3,195.6	2,952.7	2,380.6
Other[1]	1,335.9	7.2	18.5
Financial liabilities	7,739.5	5,159.9	4,127.2
Payroll creditors	1,898.2	1,465.3	1,253.5
Leave pay accrual	1,692.5	1,152.6	1,160.5
VAT payable	135.7	78.5	149.2
Total trade and other payables	11,465.9	7,856.3	6,690.4

1 Included in other is an amount of R1,227.8 which related to the Kroondal pipeline creditor

Fair value of trade and other payables

The fair value of trade and other payables approximate the carrying value due to the short maturity.

Liquidity risk

Trade and other creditors are expected to be settled within 12 months from the reporting date.

32.    Cash generated by operations

Figures in million - SA rand	Notes	2019	2018	2017
Profit/(Loss) for the year		432.8	(2,520.7)	(4,433.1)
Royalties	9.1	431.0	212.6	398.5
Carbon tax		12.9	-	-
Mining and income tax	9.2	(1,733.0)	1,083.8	(2,946.6)
Interest income		(560.4)	(482.1)	(415.5)
Finance expense	5	3,302.5	3,134.7	2,971.8
Profit/(Loss) before interest, royalties and tax		1,885.8	1,428.3	(4,424.9)
Non-cash and other adjusting items:
Amortisation and depreciation	4	7,214.1	6,613.8	5,699.7
Share-based payments	6	363.3	299.4	231.9
Loss/(gain) on financial instruments		5,731.3	(1,591.3)	764.0
Gain on foreign exchange differences		(461.4)	(241.3)	(546.8)
Share of results of equity-accounted investees after tax	16	(721.0)	(344.2)	(291.6)
Impairments	8	86.0	3,041.4	4,411.0
Gain on derecognition of borrowings and derivative financial instrument		-	(230.0)	-
Occupational healthcare expense	29	(39.6)	15.4	1,106.9
Gain on acquisition	14.1	(1,103.0)	-	-
Deferred revenue recognised	30	(2,227.5)	-	-
Other		(162.1)	(282.5)	147.7
Total cash generated by operations		10,565.9	8,709.0	7,097.9

33.    Change in working capital

Figures in million - SA rand	2019	2018	2017
Inventories	(5,000.0)	(924.8)	(937.7)
Trade and other receivables	3,115.2	(461.0)	(214.9)
Trade and other payables	1,259.2	315.8	630.3
Total change in working capital	(625.6)	(1,070.0)	(522.3)

34.    Financial instruments and risk management

Accounting policy

On initial recognition, a financial asset is classified as measured at either amortised cost, fair value through other comprehensive income, or fair value through profit or loss.

The Group initially recognises debt instruments issued and trade and other receivables, on the date these are originated. All other financial assets and financial liabilities are recognised initially when the Group becomes a party to the contractual provisions of the instrument.

The classification of financial assets at initial recognition that are debt instruments depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. In order for a financial asset to be classified and measured at amortised cost, it needs to give rise to cash flows that are solely payments of principal and interest (SPPI) on the principal amount

Sibanye-Stillwater Annual Financial Report 2019	374

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

outstanding. This assessment is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets that are debt instruments refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

The Group recognises an allowance for expected credit losses (ECLs) on all debt instruments not held at fair value through profit or loss to the extent applicable. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate.

ECLs are recognised in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade and other receivables due in less than 12 months, the Group applies the simplified approach in calculating ECLs, as permitted by IFRS 9. Therefore, the Group does not track changes in credit risk, but instead, recognises a loss allowance based on the financial asset’s lifetime ECL at each reporting date. Impairment losses are recognised through profit or loss.

The Group derecognises a financial asset when the contractual rights to the cash flows in a transaction in which substantially all the risks and rewards of the ownership of the financial asset are transferred. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expired. Any interest in such transferred financial asset that is created or retained by the Group is recognised as a separate asset or liability. The particular recognition and measurement methods adopted are disclosed in the individual policy statements associated with each item.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid is recognised in profit or loss.

34.1   Accounting classifications and measurement of fair values

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

● Other receivables and other payables

Due to the approaches applied in calculating the carrying values as described in note 20, the fair values approximate the carrying value.

● Trade and other receivables/payables, and cash and cash equivalents

The carrying amounts approximate fair values due to the short maturity of these instruments for financial instruments measured at amortised cost. The fair value for trade receivables measured at fair value through profit or loss (PGM concentrate sales) are determined based on ruling market prices, volatilities and interest rates.

● Investments and environmental rehabilitation obligation funds

The fair value of publicly traded instruments is based on quoted market values. The environmental rehabilitation obligation funds are stated at fair value based on the nature of the funds’ investments.

● Other investments

The fair values of listed investments are based on the quoted prices available from the relevant stock exchanges. The carrying amounts of other short-term investment products with short maturity dates approximate fair value. The fair values of non-listed investments are determined through valuation techniques that include inputs that are not based on observable market data.

● Borrowings

The fair value of variable interest rate borrowings approximates its carrying amounts as the interest rates charged are considered marked related. However, since there is also fixed interest rate borrowings, fair values are disclosed in note 26.

● Derivative financial instruments

The fair value of derivative financial instruments is estimated based on ruling market prices, volatilities and interest rates, option pricing methodologies based on observable quoted inputs. All derivatives are carried on the statement of financial position at fair value.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

● Level 1: unadjusted quoted prices in active markets for identical asset or liabilities;

● Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

● Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Sibanye-Stillwater Annual Financial Report 2019	375

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

The following table set out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand
	2019			2018			2017
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
- Environmental rehabilitation obligation funds	3,578.3	1,023.9	-	3,634.0	364.7	-	3,117.6	374.8	-
- Trade receivables - PGM concentrate sales	-	2,341.6	-	-	5,310.1	-	-	4,512.4	-
- Other investments	414.7	-	184.0	81.5	-	74.5	-	-	-
Financial liabilities measured at fair value
- Derivative financial instrument	-	4,144.9	-	-	408.8	-	-	1,093.5	-
- Rand gold forward sale contracts	-	68.3	-	-	240.8	-	-	-	-

In the normal course of its operations, the Group is exposed to market risks, including commodity price, foreign currency, interest rate, liquidity and credit risk associated with underlying assets, liabilities and anticipated transactions. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

34.2   Risk management activities

Controlling and managing risk in the Group

Sibanye-Stillwater has policies in areas such as counterparty exposure, hedging practices and prudential limits which have been approved by Sibanye-Stillwater’s Board of Directors (the Board). Management of financial risk is centralised at Sibanye-Stillwater's treasury department (Treasury), which acts as the interface between Sibanye-Stillwater’s Operations and counterparty banks. Treasury manages financial risk in accordance with the policies and procedures established by the Board and executive committee.

The Board has approved dealing limits for money market, foreign exchange and commodity transactions, which Treasury is required to adhere to. Among other restrictions, these limits describe which instruments may be traded and demarcate open position limits for each category as well as indicating counterparty credit-related limits. The dealing exposure and limits are checked and controlled each day and reported to the CFO.

The objective of Treasury is to manage all financial risks arising from the Group’s business activities in order to protect profit and cash flows. Treasury activities of Sibanye-Stillwater and its subsidiaries are guided by the Treasury Policy, the Treasury Framework as well as domestic and international financial market regulations. Treasury activities are currently performed within the Treasury Framework with appropriate resolutions from the Board, which are reviewed and approved annually by the Audit Committee.

The financial risk management objectives of the Group are defined as follows:

● Liquidity risk management: the objective is to ensure that the Group is able to meet its short-term commitments through the effective and efficient management of cash and usage of credit facilities.

● Currency risk management: the objective is to maximise the Group’s profits by minimising currency fluctuations.

● Funding risk management: the objective is to meet funding requirements timeously and at competitive rates by adopting reliable liquidity management procedures.

● Investment risk management: the objective is to achieve optimal returns on surplus funds.

● Interest rate risk management: the objective is to identify opportunities to prudently manage interest rate exposures.

● Counterparty exposure: the objective is to only deal with a limited number of approved counterparts that are of a sound financial standing and who have an official credit rating. The Group is limited to a maximum investment of 2.5% of the financial institutions’ equity, which is dependent on the institutions’ credit rating. The credit rating used is Fitch Ratings’ short-term credit rating for financial institutions.

● Commodity price risk management: commodity risk management takes place within limits and with counterparts as approved in the treasury framework.

Credit risk

Credit risk represents risk that an entity will suffer a financial loss due to the other party of a financial instrument not discharging its obligation.

The Group has reduced its exposure to credit risk by dealing with a limited number of approved counterparties. The Group approves these counterparties according to its risk management policy and ensures that they are of good credit quality.

The carrying value of the financial assets represents the combined maximum credit risk exposure of the Group. Concentration of credit risk on cash and cash equivalents and non-current assets is considered minimal due to the abovementioned investment risk management and counterparty exposure risk management policies.

Sibanye-Stillwater Annual Financial Report 2019	376

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Liquidity risk

In the ordinary course of business, the Group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.

Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal and contingency funding requirements.

Working capital and going concern assessment

For the year ended 31 December 2019, the Group realised a profit of R432.8 million (31 December 2018: loss of R2,520.7 million). As at 31 December 2019 the Group’s current assets exceeded its current liabilities by R11,836.9 million (31 December 2018: R562.7 million) and the Group’s total assets exceeded its total liabilities by R31,138.3 million (31 December 2018: R24,724.4 million). During the year ended 31 December 2019 the Group generated net cash from operating activities of R9,464.0 million (31 December 2018: R12,197.2 million).

The Group had available undrawn debt facilities of R5,688 million at 31 December 2019 (2018: R5,987 million) and cash balances of R5,619.0 million (31 December 2018: R2,549.1 million). On 11 November 2019 the R6.0 billion Revolving Credit Facility (“RCF”) was refinanced by a R5.5 billion RCF maturing on 10 November 2022. US$150 million (R2,100 million) of the US$600 million RCF matures in April 2021, with the remainder of the facilities maturing after April 2022.

Sibanye-Stillwater’s leverage ratio, based on the 12 month’s financial results, (net debt to adjusted EBITDA) as at 31 December 2019 was 1.4:1 and its interest coverage ratio (adjusted EBITDA to net finance charges) was 6.5:1 (31 December 2018: 2.5:1 and 4.9:1). However, in terms of the allowed adjustments (annualised Marikana contribution to Group adjusted EBITDA) as per the facility agreements (net debt to adjusted EBITDA) as at 31 December 2019 was 1.25:1 and its interest coverage ratio (adjusted EBITDA to net finance charges) was 12.5:1. Both ratios are within the maximum permitted leverage ratio of at most 3.5:1 through to 31 December 2019, and 2.5:1 thereafter; and minimum required interest coverage ratio of 4.0:1, calculated on a quarterly basis, required under the US$600 million RCF and the R5.5 billion RCF (together the RCFs).

Various events during 2018 and 2019 (2018 safety issues, 2018/2019 gold strike and the SRPM offtake contract change from a purchase of concentrate to a toll processing arrangement) impacted negatively on group earnings and cash flows. Additionally, during 2019, the Group had to manage delays in the approval of the Lonmin acquisition, the take on of inherent uncertainties within the Lonmin business, alongside the now successfully concluded 3 yearly PGM wage negotiations. Liquidity levels were maintained throughout the year to manage this increased uncertainty. The Group issued 108.9 million ordinary shares for R1.7 billion on 15 April 2019 and executed a US$125 million (R1.8 billion) gold prepayment transaction on 11 April 2019, to enhance liquidity and balance sheet flexibility. A few days later, on 17 April 2019, AMCU, one of Sibanye-Stillwater’s labour unions, withdrew its wage demands and ended its five-month strike action at the SA gold operations. In order to accommodate a potential breach in covenant ratios resulting from the impact of the strike at the SA Gold operations and the SRPM contract change, the RCF lenders approved a complete waiver of financial covenant compliance for the quarter ending 31 March 2019; and a leverage ratio of no more than 3.75:1 and an interest coverage ratio of at least 3.5:1 for the quarter ended 30 June 2019. Whilst the Group did not ultimately require these concessions, reporting a maximum leverage ratio of 2.98:1 and a minimum interest coverage ratio of 5.36:1 during 2019, it was deemed prudent to ensure that sufficient headroom was maintained within these financial covenants.

Gold and PGMs are sold in US dollars with most of the South African operating costs incurred in rand, as such the Group’s results and financial condition will be impacted if there is a material change in the rand/US dollar exchange rate. High levels of volatility in commodity prices may also impact on profitability. Due to the nature of deep level mining, industrial and mining accidents may result in operational disruptions such as stoppages which could result in increased production costs as well as financial and regulatory liabilities. Further, Sibanye-Stillwater’s operations may be adversely affected by production stoppages caused by labour unrests, union activity or other factors. The recent lockdown announced in South Africa due to the outbreak of COVID-19 (refer below) will adversely affect the 2020 production outlook for the South African operations. These factors will impact on cash generated or utilised by the Group, as well as adjusted EBITDA and financial covenants.

On 6 March 2020, Anglo American Platinum Limited (Anglo Plats) announced the temporary shutdown of its converter plant and issued a written notification of force majeure (FM) regarding the toll agreement between Anglo Plats and our Rustenburg operation and the purchase of concentrate agreement with our Kroondal and Platinum mile operations. Anglo Plats indicated that its converter plant will be unavailable for at least eight weeks (FM period). Sibanye-Stillwater reached agreement with Anglo Plats (refer note 38.7) regarding the processing of all PGM containing material produced from the Rustenburg and Platinum Mile operations and approximately half of the PGM containing material produced from the Kroondal operation, at our Marikana processing facilities for at least the duration of the FM period. These agreements are expected to largely offset the delayed smelting and refining impact of the FM event on the Sibanye-Stillwater operations, but could, under normal operating circumstances, result in an estimated inventory working capital lockup of up to R2.5 billion in the first half of 2020 that is expected to be released during the second half of 2020.

In addition, on 23 March 2020, the President of the Republic of South Africa announced a nation-wide lockdown for 21 days effective from midnight on 26 March 2020 following the outbreak of COVID-19 in South Africa. Sibanye-Stillwater implemented measures to place its SA Gold and SA PGM operations on care and maintenance, as required under the lockdown regulations. During this initial lockdown period there was no production from our South African operations and the following initiatives were implemented to preserve liquidity at these operations:

Sibanye-Stillwater Annual Financial Report 2019	377

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

●	reduced variable overhead costs due to care and maintenance only, with costs limited to security, water pumping, ventilation, monitoring of infrastructure at shafts and plants and consumables associated with each activity;
●	reduced labour cost from the third week of lockdown onwards; and
●	force majeure announce to contractors not involved in the care and maintenance activity.

On 9 April 2020 the South African President announced that the lockdown period is extended for an additional 14 days. On 16 April 2020 a notice was published by the South African government which amended certain regulations previously issued in terms of Section 27(2) of the Disaster Management Act, 2002. These amendments, amongst others, allowed for South African mining operations to be conducted at a reduced capacity of not more than 50% during the period of lockdown, and thereafter at increasing capacity as determined by directives to be issued by the Minister of Mineral Resources and Energy. From 17 April 2020, management was in the process of implementing its strategy to mobilise the required employee complement and safely ramp up the South African operations to the initial 50% production capacity. This strategy includes:

●	communications to employees and unions regarding the operational plan to ramp up production;
●	start-up preparations that include opening of services, ensuring appropriate ventilation, starting of belts, flushing of water pipes and consolidating impact of shutdown; and
●	medical screening and training of employees to ensure a safe return to production.

In order to further proactively manage the COVID-19 threat at our US PGM operations and comply with the added requirements of local health authorities, a decision was made to reduce the number of people at our US sites, whilst maintaining production from current operations. Specific actions taken include:

●	demobilising contractors involved in growth capital activities;
●	facilitating remote work for personnel that are not required on site; and
●	prohibiting face-to-face contact with external parties and restricting site access to employees.

The Blitz project accounts for the majority of contract workers at the US PGM operations and these decisions are likely to temporarily impact growth from Blitz in 2020 and delay the project’s development schedule.

Management modeled various scenarios to determine the impact on the liquidity requirements of the Group of the Anglo Plats FM event, the extended lockdown in South Africa and the impact of COVID-19 limitations at the US PGM operations.

Management considered various scenarios that included the operational limitations in the United States as noted above, combined with:

●	42 day lockdown of mining operations in South Africa before returning to full mining activity;
●	21 day lockdown in South Africa, with the resumption of only Surface Operations for three months, before returning to full mining activity;
●	21 day lockdown in South Africa, with a resumption of operations with social distancing measures across all operations for three months before returning to full mining activity; and
●	three month lockdown across all SA operations, alongside further reduced production output from the US operations before returning to full mining activity.

The scenario analysis included the following additional assumptions:

●	average commodity prices for the remainder of the year: Gold ($1,600/oz), Palladium ($2,000/oz), Platinum ($750/oz) and Rhodium ($7,500/oz);
●	average rand/ US dollar exchange rate for the remainder of the year: R18:US$1;
●	production at SA operations modelled for a delayed ramp up to full production over two months subsequent to the lockdown period, based on experience from previous mine shut downs; and
●	available liquidity at 31 March 2020 of R16.5 billion consisting of R0.2 billion committed undrawn debt, R1.7 billion of available uncommitted overnight facilities and R14.6 billion cash on hand.

While each of the scenarios result in a net utilisation of available liquidity, none of the scenarios result in an overall depletion of available liquidity. In each of the scenarios the Group expects to continue to meet its debt covenant requirements and remain liquid and solvent for at least a twelve month period after the date of approving these financial statements.

The Group has demonstrated its ability to proactively manage liquidity risk through various initiatives implemented during 2019. Improved geographical and commodity diversification, along with improved commodity prices, and increased operational scale should enable management to mitigate the impact of COVID-19, positioning the Group for a return to its targeted leverage ratio of 1:1. However, there are a number of uncertainties associated with COVID-19 that could have an adverse impact on the Group and its ability to comply with debt covenants and meet liquidity requirements. These uncertainties could include:

●	turmoil in the world economy and the possible adverse impact over the short to medium term on the demand for PGMs and gold, commodity prices and rand/ US dollar exchange rates;
●	possible further extension of the lockdown periods and/or delay in ramping up South African operations with an impact on production beyond the modeled scenarios described above;
●	potential lockdown at the US PGM operations overlapping significantly with the lockdown at the South African operations;
●	extended lockdown and delayed return to normal production by our suppliers and customers and the economies in which they operate;
●	health and wellbeing of our employees after the extended lockdown; and
●	financial market disruption and limited access to funding opportunities.

Sibanye-Stillwater Annual Financial Report 2019	378

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

The adverse impact of the above uncertainties or a combination thereof could further deteriorate the Group’s forecasted liquidity position and may require the Group to further increase operational flexibility by adjusting mine plans, reducing capital expenditure and/or selling assets. The Group may also, if necessary, be required to consider options to increase funding flexibility which may include, amongst others, additional loan facilities or debt capital market issuances, streaming facilities, prepayment facilities or, in the event that other options are not deemed preferable or achievable by the Board, an equity capital raise. The Group could also, with lender approval, request covenant amendments or restructure facilities. During past adversity management has successfully implemented similar actions. However, the impact of COVID-19 on the global economy is unprecedented and unclear, and implementation of these actions could be challenging during the depressed economic environment caused by COVID-19.

While management acknowledge that there are uncertainties in modelling the different scenarios attributable to the COVID-19 pandemic, management remain confident that the Group’s liquidity needs can be satisfied under any of the probable scenarios. The consolidated financial statements for the year ended 31 December 2019, therefore, have been prepared on a going concern basis.

Market risk

The Group is exposed to market risks, including foreign currency, commodity price and interest rate risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, the Group may enter into derivative financial instruments to manage some of these exposures.

The effects of reasonable possible changes of relevant risk variables on profit or loss or shareholders’ equity are determined by relating the reasonable possible change in the risk variable to the balance of financial instruments at period end date.

The amounts generated from the sensitivity analyses are forward-looking estimates of market risks assuming certain adverse or favourable market conditions occur. Actual results in the future may differ materially from those projected results and therefore should not be considered a projection of likely future events and gains/losses.

Foreign currency risk

Sibanye-Stillwater’s operations are all located in South Africa except for Stillwater and Mimosa, which are located in the US and Zimbabwe, respectively, and its revenues are sensitive to changes in the US dollar gold and PGM price and the rand/US dollar exchange rate (the exchange rate). Depreciation of the rand against the US dollar results in Sibanye-Stillwater’s revenues and operating margin increasing. Conversely, should the rand appreciate against the US dollar, revenues and operating margins would decrease. The impact on profitability of any change in the exchange rate can be substantial. Furthermore, the exchange rates obtained when converting US dollars to rand are set by foreign exchange markets over which Sibanye-Stillwater has no control. The relationship between currencies and commodities, which includes the gold price, is complex and changes in exchange rates can influence commodity prices and vice versa.

In the ordinary course of business, the Group enters into transactions, such as gold sales and PGM sales, denominated in foreign currencies, primarily US dollar. Although this exposes the Group to transaction and translation exposure from fluctuations in foreign currency exchange rates, the Group does not generally hedge this exposure, although it could be considered for significant expenditures based in foreign currency or those items which have long lead times to produce or deliver. Also, the Group on occasion undertakes currency hedging to take advantage of favourable short-term fluctuations in exchange rates when management believes exchange rates are at unsustainably high levels.

Currency risk also exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature. This includes but is not limited to US$600 million RCF (refer note 26.1), US$ Convertible Bond (refer note 26.5), Burnstone Debt (refer note 26.7) and Franco-Nevada liability.

For additional disclosures, refer notes 3 and 26.

Foreign currency economic hedging experience

During 2019 a small number of intra month (i.e. up to 21 days) forward exchange rate contracts were executed to hedge a known currency inflow. During 2018 no forward exchange rate contracts were concluded. During May 2017, the Group entered into a forward exchange contract to acquire US$779.1 million at R13.23/US$ on 15 June 2017 with the proceeds of the rights offer (refer to note 22) to partially repay the Stillwater Bridge facility (refer to note 24.8). The exchange rate on 15 June 2017 was R12.89/US$ and the Group recognised a loss on financial instruments of R283.2 million.

As at 31 December 2019, 31 December 2017 and the date of this report Sibanye-Stillwater had no outstanding foreign currency contract positions. As at 31 December 2018, Sibanye-Stillwater had a foreign currency contract position of US$12.1 million at a weighted average rate of R14.11/US$.

Commodity price risk

The market price of commodities has a significant effect on the results of operations of the Group and the ability of the Group to pay dividends and undertake capital expenditures. The gold and PGM basket prices have historically fluctuated widely and are affected by numerous industry factors over which the Group does not have any control. The aggregate effect of these factors on the gold and PGM basket prices, all of which are beyond the control of the Group, is impossible for the Group to predict.

Sibanye-Stillwater Annual Financial Report 2019	379

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Commodity price hedging policy

As a general rule, the Group does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for future gold and PGM production. Commodity hedging could, however, be considered in future under one or more of the following circumstances: to protect cash flows at times of significant capital expenditure; financing projects or to safeguard the viability of higher cost operations.

To the extent that it enters into commodity hedging arrangements, the Group seeks to use different counterparty banks consisting of local and international banks to spread risk. None of the counterparties is affiliated with, or related to parties of the Group.

Commodity price hedging experience

At 31 December 2019, Sibanye-Stillwater had the following gold commodity price hedges outstanding:

● a total of 88,415oz at an average floor price of R19,222/oz (R618,001/kg) and capped price of R21,218/oz (R682,174/kg).

Commodity price contract position

As of 31 December 2019, 2018 and 2017, Sibanye-Stillwater had no outstanding commodity forward sale contracts for mined production.

Interest rate risk

The Group’s income and operating cash flows are dependent of changes in market interest rates. The Group’s interest rate risk arises from long-term borrowings.

For additional disclosures, refer to note 26.8.

35.    Commitments

Figures in million - SA rand	2019	2018	2017
Capital expenditure
Authorised	5,972.3	4,411.7	5,397.3
Kloof	1,289.8	970.2	1,200.8
Driefontein	846.1	830.9	724.5
Beatrix	231.7	218.0	210.1
SGL corporate	762.4	-	-
Cooke	55.1	195.5	195.5
Burnstone	5.4	40.4	445.9
Kroondal	220.3	131.6	69.8
Platinum Mile	19.9	72.3	72.3
Rustenburg operation	2,033.1	1,830.0	2,478.3
Marikana	153.4	-	-
Other	355.1	122.8	0.1
Contracted for	594.5	281.8	346.6
Other guarantees	1,420.5	266.7	266.7

Commitments will be funded from internal sources and to the extent necessary from borrowings. This expenditure primarily relates to hostel upgrades, mining activities and infrastructure.

36.    Contingent liabilities

Significant accounting judgements and estimates

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within the control of the Group occur or fail to occur or for contingent liabilities where a present obligation arising from a past event exists but is not recognised because either it is not probable that an out-flow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be determined with sufficient reliability. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

Purported Class Action Lawsuits

In 2018, two groups of plaintiffs filed purported class action lawsuits, subsequently consolidated into a single action (Class Action), against Sibanye Gold Limited (Sibanye-Stillwater) and Neal Froneman (collectively, the Defendants) in the United States District Court for the Eastern District of New York, alleging violations of the US securities laws. Specifically, the Class Action alleges that the Defendants made false and/or misleading statements about its safety practices and record and thereby violated the US securities laws. The Class Action seeks an unspecific amount of damages. The Defendants have filed a motion to dismiss the Class Action. The Court may decide the motion to dismiss with or without oral argument. As the case is still in the early stages, it is not possible to determine the likelihood of

Sibanye-Stillwater Annual Financial Report 2019	380

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

success on the merits or any potential liability from the Class Action nor estimate the duration of the litigation. Sibanye-Stillwater intends to defend the case vigorously.

Delaware Court of Chancery rules in favour of Sibanye-Stillwater in dissenting shareholder action

The Court of Chancery of the State of Delaware in the United States of America (the Court), in a Memorandum Opinion dated 21 August 2019, has ruled in favour of the Company in the appraisal action brought by a group of minority shareholders (the Dissenting Shareholders) of the Stillwater Mining Company (Stillwater), following the acquisition of Stillwater by the Company in May 2017 for a cash consideration of US$18 per Stillwater share.

In terms of the ruling, the Dissenting Shareholders (together owning approximately 4.5% of Stillwater shares outstanding at the time) received the same US$18 per share consideration originally offered to, and accepted by other Stillwater shareholders, plus interest. The remaining payment of approximately US$21 million due to the Dissenting Shareholders has been paid by Sibanye-Stillwater during the six months ended 31 December 2019.

Certain of the Dissenting Shareholders have filed an appeal with the Supreme Court of the State of Delaware with the date for the oral argument, originally set for 1 April 2020, postponed in light of COVID-19 until a future date is set by the Court. The Company will continue to defend itself against opportunistic, short-term and self-interested legal action, to protect the interests of our stakeholders.

37.    Related-party transactions

Sibanye-Stillwater entered into related-party transactions with Rand Refinery, and its subsidiaries during the year as detailed below. The transactions with these related parties are generally conducted with terms comparable to transactions with third parties, however in certain circumstances such as related-party loans, the transactions were not at arm’s length.

Refer to note 1.3 for the Group structure which provides further detail on the relationship between parent and subsidiary companies.

Rand Refinery

Rand Refinery, in which Sibanye-Stillwater holds a 44.4% interest, has an agreement with the Group whereby it refines all the Group’s gold production. No dividends were received during the years ended 31 December 2019, 2018 and 2017. For the year ended 31 December 2019, the group sold gold and paid refining fees to Rand Refinery.

The table below details the transactions and balances between the Group and its related-parties:

Figures in million - SA rand	Note	2019	2018	2017
Rand Refinery
Gold sales		505.5	616.2	-
Refining fees paid		(24.8)	(29.1)	(32.5)
Interest income	16.1	-	-	1.5
Trade payable		(4.5)	(3.1)	(4.0)

Sibanye-Stillwater Annual Financial Report 2019	381

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

Key management remuneration

The executive directors and prescribed officers were paid the following remuneration during the year:

Figures in thousands - SA rand	Salary	Cash bonus accrued for 2018 paid in 2019	Accrual of Bonus Share awards and Performance Share proceeds	Pension scheme total contributions	Expense allowance and other benefits	2019	2018
Executive directors
Neal Froneman[1]	12,521	10,482	6,989	912	1,013	31,917	35,760
Charl Keyter	6,295	4,994	3,329	899	507	16,024	17,697
Prescribed officers
Chris Bateman[2]	8,919	4,481	2,988	318	8,583	25,289	16,885
Shadwick Bessit	4,186	3,252	2,168	739	250	10,595	688
Hartley Dikgale	3,721	2,235	1,490	260	192	7,898	8,761
Dawie Mostert	3,833	2,808	1,872	523	248	9,284	10,112
Themba Nkosi	3,797	2,424	1,616	280	-	8,117	7,265
Wayne Robinson	4,511	2,940	1,960	366	267	10,044	10,925
Richard Stewart	3,947	2,828	1,885	438	330	9,428	12,986
Robert van Niekerk	5,083	4,567	3,045	565	287	13,547	13,508
Total	56,813	41,011	27,342	5,300	11,677	142,143	134,587

1 Entered into a dual service contract with effect 1 May 2018. Remuneration paid in US dollars was converted at the average exchange rate of R14.46/US$ for the year ended 31 December 2019

2 Remuneration paid in US dollars was converted at the average exchange rate of R14.46/US$ for the year ended 31 December 2019. The other (cash) benefit represents the contracted payout of benefits arising from the treatment of unvested share-based remuneration in respect of the Stillwater Mining Company share plan, which comprised shares granted in the form of time-based restricted stock unit awards and performance-based restricted stock unit awards. In accordance with the change of control provisions of the Stillwater Mining Company share plan, on the acquisition of Stillwater Mining Company by Sibanye-Stillwater all shares (i.e. time-based restricted stock unit awards and performance-based restricted stock unit awards) were converted to a cash settlement at US$18/share with phased payments. No further performance criteria were to be applied with settlement subject to the prescribed officer remaining in the employment of Sibanye-Stillwater at 31 December to qualify for the payment. The final tranche was payable at 31 December 2019

The non-executive directors were paid the following fees during the year:

Figures in thousands - SA rand	Directors fees	Committee fees	Expense allowance	2019	2018
Tim Cumming	998	692	105	1,795	1,698
Savannah Danson	998	611	-	1,609	1,480
Barry Davison[1]	404	262	-	666	1,649
Harry Kenyon-Slaney[2]	1,103	596	-	1,699	-
Rick Menell	998	833	-	1,831	1,723
Sello Moloko	1,407	-	-	1,407	1,802
Nkosemntu Nika	998	611	-	1,609	1,435
Keith Rayner	998	784	99	1,881	1,723
Sue van der Merwe	998	611	-	1,609	1,491
Jerry Vilakazi	998	364	-	1,362	1,289
Vincent Maphai[3]	340	482	-	822	-
Total	10,240	5,846	204	16,290	14,290

1 Resigned as a non-executive director on 28 May 2019

2 Appointed as a non-executive director on 16 January 2019

3 Appointed as a non-executive chairman of the board on 1 June 2019

Sibanye-Stillwater Annual Financial Report 2019	382

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

The directors’ and prescribed officers’ share ownership at 31 December 2019 was1:

	Number of shares		%
	2019	2018	2019	2018
Executive directors
Neal Froneman[3]	4,858,723	4,555,954	0.18	0.20
Charl Keyter[3]	1,673,316	1,530,119	0.06	0.07
Non-executive directors			-
Tim Cumming[2]	242	106	-	-
Barry Davison[4]	-	1,567,710	-	0.07
Rick Menell[2]	108,625	108,625	-	-
Sello Moloko[4]	-	111,534	-	-
Keith Rayner[2]	68,992	68,992	-	-
Sue van der Merwe[2]	1,028	1,028	-	-
Total share ownership by directors	6,710,926	7,944,068
Prescribed officers
Chris Bateman[3]	32,747	32,747	-	-
Shadwick Bessit[3]	31,652	219,782	-	0.01
Hartley Dikgale[3]	184,311	114,744	0.01	0.01
Dawie Mostert[3]	38,975	50,743	-	-
Themba Nkosi[3]	796	19,107	-	-
Wayne Robinson[3]	73,292	39,321	-	-
Richard Stewart[3]	362,747	421,653	0.01	0.02
Robert van Niekerk[3]	257,732	271,537	0.01	0.01
Total	7,693,178	9,113,702

1 Following the scheme of arrangement between Sibanye Gold Limited and Sibanye Stillwater Limited, effective 24 February 2020, the Directors’ shareholdings are in Sibanye Stillwater Limited. On the effective date of the scheme of arrangement, Sibanye Stillwater Limited owns 100% of the issued share capital of Sibanye Gold Limited

2 Share ownership in Sibanye Stillwater Limited1 at the date of this report is unchanged

3 Share ownership in Sibanye Stillwater Limited1 at the date of this report was:

●	Neal Froneman - 5,167,082 shares
●	Charl Keyter - 1,846,767 shares
●	Chris Bateman - 130,988 shares
●	Shadwick Bessit - 124,707 shares
●	Hartley Dikgale - 283,079 shares
●	Dawie Mostert – 27,118 shares
●	Themba Nkosi - 89,290 shares
●	Wayne Robinson - 184,333 shares
●	Richard Stewart - 495,303 shares
●	Robert van Niekerk - 501,057 shares

4 Resigned during 2019

None of the directors’ immediate families or associates held any direct shareholding in Sibanye-Stillwater’s issued share capital.

38.    Events after reporting date

There were no events that could have a material impact on the financial results of the Group after 31 December 2019, other than those disclosed below.

38.1   Sibanye Gold Limited scheme of arrangement

On 4 October 2019 Sibanye Gold Limited (trading as Sibanye-Stillwater) and Sibanye Stillwater Limited announced the intention to implement a scheme of arrangement to reorganise Sibanye Gold Limited’s operations under a new parent company, Sibanye Stillwater Limited (the “Scheme”). Under the Scheme, Sibanye Stillwater Limited acquired Sibanye Gold Limited and its controlled entities.

On 23 January 2020 Sibanye Gold Limited and Sibanye Stillwater Limited announced that all resolutions for the approval of the Scheme, were passed by the requisite majority voters at the Scheme meeting held at the Sibanye Gold Limited Academy.

Sibanye Stillwater Limited determined that the acquisition of Sibanye Gold Limited did not represent a business combination as defined by IFRS 3 Business Combinations. This is because neither party to the Scheme could be identified as an accounting acquirer in the transaction, and post the implementation there would be no change of economic substance or ownership in the Sibanye Gold Limited Group. The Sibanye Gold Limited shareholders have the same commercial and economic interest as they had prior to the implementation of the Scheme and no additional new ordinary shares of Sibanye Gold Limited were issued as part of the Scheme. The consolidated financial statements of Sibanye Stillwater Limited therefore will reflect that the arrangement is in substance a continuation of the existing Sibanye Gold Limited Group. Sibanye Gold Limited is the predecessor of Sibanye Stillwater Limited for financial reporting purposes and for future consolidated financial reporting periods, Sibanye Stillwater Limited's consolidated comparative information will be presented as if the reorganisation had occurred before the start of the earliest period presented.

The Scheme was implemented on 24 February 2020.

Sibanye-Stillwater Annual Financial Report 2019	383

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

38.2   DRDGOLD increase in shareholding

On 10 January 2020, Sibanye-Stillwater announced that it has exercised its option to subscribe for 168,158,944 additional ordinary shares of DRDGOLD Limited (“DRDGOLD”) to attain a 50.1% shareholding in DRDGOLD. The option was exercised on 8 January 2020 in terms of the DRDGOLD option agreement between Sibanye-Stillwater and DRDGOLD, entered into on 22 November 2017 and accounted for as a transaction between shareholders. The subscription price for each Option Share was R6.46 per share, payable in cash, representing a 22.69% discount to the closing price of R8.35 per DRDGOLD share and a 10% discount to the 30-day volume weighted average traded price.

38.3   Section 189A consultations

On 16 January 2020, Sibanye-Stillwater advised that the consultation process with relevant stakeholders in terms of Section 189A (S189) of the Labour Relations Act, 66 of 1995 (LRA), regarding the proposed restructuring of its Marikana operation and associated services (previously Lonmin), has been concluded.

38.4   Palladium and Gold hedge agreements

On 17 January 2020, Stillwater Mining Company Limited (wholly owned subsidiary of Sibanye-Stillwater) concluded a palladium hedge agreement commencing on 28 February 2020, comprising the delivery of 240,000 ounces of palladium over two years (10,000 ounces per month) with a zero cost collar which establishes a minimum floor and a maximum cap of US$1,500 and US$3,400 per ounce, respectively.

On 9 March 2020, Sibanye-Stillwater concluded a gold hedge agreement commencing on 1 April 2020, comprising the delivery of 1,800 Kg of gold (150kg per month) with a zero cost collar which establishes a minimum floor and a maximum cap of R800,000 and R1,080,000 per kilogram, respectively.

38.5   BTT release agreement

On 24 January 2020, Western Platinum Proprietary Limited, Eastern Platinum Limited and Lonmin Limited (collectively the “Purchasers”), subsidiaries of Sibanye-Stillwater, entered into a Release and Cancellation Agreement (“the Release Agreement”) with RFW Lonmin Investments Limited (“the Seller”). The Release Agreement sets out the terms and conditions upon which the Purchasers have purchased the Seller’s entire interest in the Metals Purchase Agreement (“MPA”) for an amount of US$50 million to be settled in cash (“the Early Settlement”).

On 4 March 2020, it was announced that Sibanye-Stillwater advises that Western Platinum Proprietary Limited (“WPL”), Eastern Platinum Limited (“EPL”) and Lonmin Limited (UK) (“Lonmin”), have entered into a Release and Cancellation Agreement with RFW Lonmin Investments Limited regarding the early settlement, of a prior streaming agreement, on more favourable terms.

The transaction was implemented on 6 March 2020 at which date the liability was settled.

38.6   South Africa: Escalated measures to combat COVID-19 pandemic

On 23 March 2020, the President of the Republic of South Africa announced that the National Coronavirus Command Council has decided to enforce a nation-wide lockdown for 21 days with effect from midnight on 26 March 2020 following the outbreak of COVID-19 in South Africa. The lockdown required companies in South Africa like ours, whose operations are continuous, to institute care and maintenance protocols to avoid damage to our infrastructure and assets. During the initial lockdown period, there was no production from our SA Gold and SA PGM operations. In response to the COVID-19 pandemic and restrictions implemented in the USA, our US PGM operations have decreased the use of contractors, which affected the timing of capital projects and had a limited impact on normal production. On 9 April 2020 the South African President announced that the lockdown period is extended for an additional 14 days and on 16 April 2020 a notice was published by the South African government which amended certain regulations previously issued in terms of Section 27(2) of the Disaster Management Act, 2002. These amendments, amongst others, allowed for South African mining operations to be conducted at a reduced capacity of not more than 50% during the period of lockdown, and thereafter at increasing capacity as determined by directives to be issued by the Minister of Mineral Resources and Energy.

Refer to note 34.2 for further information regarding the impact of the COVID-19 pandemic on the operations and liquidity of the Group.

38.7   Anglo American Platinum Limited Force Majeure

On 6 March 2020, Anglo American Platinum Limited (Anglo Platinum) announced the temporary closure of a converter plant at its Rustenburg Platinum Mines (RPM) processing facilities that lead to Anglo Platinum declaring a Force Majeure (FM) for a period of approximately 80 days. The FM affects the toll agreement between Anglo Platinum and our Rustenburg operation, and the purchase of concentrate (PoC) agreement with our Kroondal and Platinum Mile operations. Following an assessment of spare PGM processing capacity at the Marikana operations and at the precious metal refinery at Brakpan (Marikana processing facilities), the agreements reached between Sibanye-Stillwater and Anglo Platinum at the different operations could be summarised as follows:

● Rustenburg operations - PGM concentrate from the Rustenburg operations will continue to be smelted by Anglo Platinum on the same terms as the existing toll arrangement for the smelter portion, but thereafter, the resultant matte will be further processed and refined at the Marikana processing facilities;

● Platinum Mile operations - PGM concentrate will be sold to and processed by the Marikana processing facilities for the duration of the FM period under the same terms as the pre-existing PoC agreement with Anglo Platinum. All benefits of the PoC agreement will accrue to Marikana; and

● Kroondal operations - Currently operate under a Pool and Share Agreement (PSA) with Anglo Platinum with 50% of the profits attributable to Sibanye-Stillwater shareholders and 50% of the profits attributable to Anglo Platinum shareholders. For the duration of the FM period, 50% of the concentrate produced from the Kroondal PSA attributable to both parties will now be sold to and processed

Sibanye-Stillwater Annual Financial Report 2019	384

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2019

by the Marikana processing facilities under the same terms as the pre-existing PoC agreement with Anglo Platinum. All benefits of the PoC agreement for the 50% concentrate treated by the Marikana processing facilities will accrue to Marikana. The remaining 50% of the concentrate produced from the Kroondal PSA will continue to be sold to Anglo Platinum on materially the same terms and conditions as the pre-existing PoC agreement (delays in payment terms have been agreed).

Furthermore, concentrate in respect of Platinum Mile and the Kroondal PSA delivered up to 9 March 2020 was sold to RPM in accordance with the pre-existing PoC agreements.

These agreements will largely offset the smelting and refining impact of the FM event on the Sibanye-Stillwater operations, but will result in delayed cash flows.

Sibanye-Stillwater Annual Financial Report 2019	385

SHAREHOLDER INFORMATION

Refis
Registered shareholder spread at 31 December 2019
	Number of holders	% of total shareholders[1]	Number of shares[2]	% of issued capital[1,3]
1—1,000 shares	17,655	74.37	2,628,244	0.10
1,001—10,000 shares	4,010	16.89	13,687,268	0.51
10,001 – 100,000 shares	1,268	5.34	42,598,486	1.60
100,001—1,000,000 shares	605	2.55	193,426,830	7.24
1,000,001 shares and above	203	0.86	2,417,688,424	90.55
Total	23,741	100.00	2,670,029,252	100.00

1 Figures may not add due to rounding.

2 As of 27 March 2020, the issued share capital of Sibanye-Stillwater consisted of 2,675,009,792 ordinary shares.

3 To our knowledge: (1) Sibanye-Stillwater is not directly or indirectly owned or controlled (a) by another entity or (b) by any foreign government; and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Sibanye-Stillwater. To the knowledge of Sibanye-Stillwater’s management, there is no controlling shareholder of Sibanye-Stillwater.

Public and non-public shareholdings at 31 December 2019
	Number of holders	% of total shareholders[1]	Number of shares	% of issued capital[1]
Non-public shareholders	10	0.04	29,174,174	1.09
Directors	8	0.03	8,390,170	0.31
Share trust	1	0.01	19,233,755	0.72
Own holding	1	0.01	1,550,249	0.06
Public shareholders	23,731	99.96	2,640,855,078	98.91
Total	23,741	100.00	2,670,029,252	100.00

1 Figures may not add due to rounding.

Foreign custodians above 3% at 31 December 2019
	Number of shares	%
Bank of New York Depositary Receipts	669,367,954	25.07
J.P. Morgan Chase Bank	143,397,307	5.37
State Street Bank and Trust Company	139,984,654	5.24

Sibanye-Stillwater Annual Financial Report 2019	386

SHAREHOLDER INFORMATION continued

Beneficial shareholder categories at 31 December 2019
	Number of holders	% of total shareholders[2]	Number of shares[1]	% of issued capital[1]
Other managed funds	22,115	93.15	156,711,005	5.87
Unit trusts/ Mutual funds	472	1.99	703,739,023	26.36
Private investor	404	1.70	77,461,266	2.90
Pension funds	357	1.50	462,721,756	17.33
Custodians	103	0.43	60,752,139	2.28
American depository receipts	78	0.33	657,826,498	24.64
Insurance companies	42	0.18	51,300,508	1.92
Trading position	41	0.17	74,686,457	2.80
Exchange-Traded Fund	36	0.15	23,010,769	0.86
Sovereign wealth	21	0.09	117,188,250	4.39
Hedge fund	14	0.06	17,153,852	0.64
University	12	0.05	3,291,537	0.12
Medical aid scheme	12	0.05	2,998,238	0.11
Charity	11	0.05	3,335,629	0.12
Stock brokers	7	0.03	4,895,344	0.18
Local authority	6	0.03	4,805,768	0.18
Corporate holding	4	0.02	450,519,336	16.87
Foreign government	2	0.01	456,947	0.02
Black economic empowerment	1	0.00	6,307,069	0.24
Employees	1	0.00	95,623	0.00
Private equity	1	0.00	59,102	0.00
Investment Trust	1	0.00	52,000	0.00
Total	23,741	100.00	2,879,368,116	107.83

1 Shareholder totals within beneficial shareholder categories equates to more than the issued shares 2,670,029,252 and 100% of issued share capital as it incorporates stock on loan from institutional investors

2 Figures may not add due to rounding

The tables below show the change in the percentage ownership of Sibanye-Stillwater’s major shareholders, to the knowledge of Sibanye-Stillwater’s management, between 2017 and 2019.

Investment management shareholdings more than 3% at 31 December[1]
	2019		2018	2017
	Number of shares	%	Number of shares	%	Number of shares	%
Public Investment Corporation (SOC) Limited	244,814,334	9.17	223,673,695	9.87	190,930,628	8.80
Exor Investments	176,159,937	6.60	184,601,372	8.15	95,906,000	4.42
Investec Asset Management	158,890,234	5.95	113,304,131	5.00	145,619,201	6.71
Van Eck Associates Corporation	108,566,024	4.07	112,809,448	4.98	232,647,340	10.73
BlackRock Inc	95,256,378	3.57	37,035,123	1.63	92,159,514	4.25
Hosking Partners LLP	54,334,816	2.03	86,245,293	3.81	47,388,289	2.19
Dimensional Fund Advisors	74,726,010	2.80	71,657,654	3.16	60,314,329	2.78
The Vanguard Group Inc	85,933,956	3.22	61,276,405	2.70	64,079,278	2.95

1 A list of the investment managers holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, 3% or more of the issued share capital of Sibanye-Stillwater as of 27 March 2020 is set forth below:

	Number of shares	%
Public Investment Corporation (SOC) Limited	285,197,399	10.68
BlackRock Inc	135,355,495	5.07
Van Eck Associates Corporation	134,285,490	5.03
Ninety One Plc	132,133,244	4.95
Exor Investments	109,603,584	4.10
The Vanguard Group Inc	86,718,574	3.25

Sibanye-Stillwater Annual Financial Report 2019	387

SHAREHOLDER INFORMATION continued

Beneficial shareholdings more than 3% at 31 December[1]
	2019		2018		2017
	Number of shares	%	Number of shares	%	Number of shares	%
Gold One International Limited	448,891,942	16.81	454,608,714	20.06	427,945,215	19.73
Government Employees Pension Fund (PIC)	270,816,493	10.14	230,531,383	10.17	220,118,742	10.15

1 A list of the individuals and organisations holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, 3% or more of the issued share capital of Sibanye-Stillwater as of 27 March 2020 is set forth below:

	Number of shares	%
Gold One	327,449,422	12.26
Government Employees Pension Fund (PIC)	339,232,137	12.71

Sibanye-Stillwater’s ordinary shares are subject to dilution as a result of any non-pre-emptive share issuance, including upon the exercise of Sibanye-Stillwater’s outstanding share options, issues of shares by the Board in compliance with BEE legislation or in connection with acquisitions.

The principal non-United States trading market for the ordinary shares of Sibanye-Stillwater is the JSE Limited, on which they trade under the symbol “SGL”. Sibanye-Stillwater’s American depositary shares (ADSs) trade in the United States on the NYSE under the symbol “SBGL”. The ADRs representing the ADSs were issued by the Bank of New York Mellon (BNYM) as Depositary. Each ADS represents four ordinary shares.

No public takeover offers by third parties have been made in respect of Sibanye-Stillwater’s shares or by Sibanye-Stillwater in respect of other companies’ shares during the last and current fiscal year.

Sibanye-Stillwater Annual Financial Report 2019	388

ADMINISTRATION AND CORPORATE INFORMATION

[1] (Chairman) [1] [1] [1] [1] [1] [1] [1] [1] Independent non-executive

SIBANYE STILLWATER LIMITED

(SIBANYE-STILLWATER)

Incorporated in the Republic of

South Africa

Registration number 2014/243852/06

Share code: SSW

Issuer code: SSW

ISIN: ZAE000259701

LISTINGS

JSE: SSW

NYSE: SBSW

WEBSITE

www.sibanyestillwater.com

REGISTERED AND

CORPORATE OFFICE

Constantia Office Park

Cnr 14th Avenue & Hendrik Potgieter Road

Bridgeview House

Ground floor

Weltevreden Park 1709

South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

COMPANY SECRETARY

Lerato Matlosa

Tel: +27 10 493 6921

Email:

lerato.matlosa@sibanyestillwater.com

DIRECTORS

Dr Vincent Maphai* (Chairman)

Rick Menell* (lead independent director)

Neal Froneman (CEO)

Charl Keyter (CFO)

Timothy Cumming*

Savannah Danson*

Dr. Elaine Dorward-King*

Harry Kenyon-Slaney*

Nkosemntu Nika*

Keith Rayner*

Susan van der Merwe*

Jerry Vilakazi*

* Independent non-executive

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President: Investor Relations

Cell: +27 83 453 4014

Tel: +27 10 493 6923

Email:

james.wellsted@sibanyestillwater.com or

ir@sibanyestillwater.com

JSE SPONSOR

JP Morgan Equities South Africa

Proprietary Limited

Registration number 1995/011815/07

1 Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2196

South Africa

AUDITORS

Ernst & Young Inc (EY)

102 Rivonia Road

Sandton

Private Bag X14

Sandton 2146

South Africa

Tel: +27 11 772 3000

AMERICAN DEPOSITARY RECEIPTS

TRANSFER AGENT

BNY Mellon Shareowner Services

PO Box 358516

Pittsburgh

PA 15252-8516

US toll free: +1 888 269 2377

Tel: +1 201 680 6825

Email:

shrrelations@bnymellon.com

Tatyana Vesselovskaya

Relationship Manager

BNY Mellon

Depositary Receipts

Direct line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email:

tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES

SOUTH AFRICA

Computershare Investor Services

Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

PO Box 61051

Marshalltown 2107

South Africa

Tel: +27 11 370 5000

Fax: +27 11 688 5248

Sibanye-Stillwater Annual Financial Report 2019	389

RISK FACTORS

In addition to the other information included in this annual report, the considerations listed below could have a material adverse effect on our business, operating results and financial condition, resulting in a decline in the trading price of Sibanye-Stillwater’s ordinary shares or American Depositary Shares (ADSs). The risks set forth below comprise all material risks currently known to us. These factors should be considered carefully, together with the information and financial data set forth in this document.

RISKS RELATED TO SIBANYE-STILLWATER’S BUSINESS

Sibanye-Stillwater is subject to the imposition of various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on Sibanye-Stillwater’s operations and profits

In recent years, governments, communities, non-governmental organisations (NGOs) and trade unions in several jurisdictions have sought and, in some cases, have implemented greater cost imposts on the mining industry, including through the imposition of additional taxes and royalties. Such resource nationalism, whether in the form of cost imposts, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation could impact the global mining industry and Sibanye-Stillwater’s business, operating results and financial condition.

In December 2017, during the African National Congress’s (ANC) national conference, the ANC resolved that as a matter of policy, the ANC should pursue the expropriation of land without compensation, provided that such expropriation is carried out without destabilising the agricultural sector, endangering food security or undermining economic growth and job creation. On 27 February 2018, the National Assembly assigned the Constitutional Review Committee (CRC) to review section 25 of the South African Constitution and other relevant clauses to make it possible for the state to expropriate land in the public interest without compensation.

The CRC’s report was adopted by South Africa’s Parliament (Parliament) on 4 December 2018 and in December 2019, the draft South African Constitution Eighteenth Amendment Bill (Draft Constitution Eighteenth Amendment Bill), which introduced legislation to amend section 25 of South Africa’s Constitution, was published for public comment. The Draft Constitution Eighteenth Amendment Bill authorises the state to expropriate land for the purposes of land reform, including any improvements to land, without the need of providing compensation. It further provides that national legislation must be enacted to establish the specific circumstances under which a court may determine that land may be expropriated without compensation. In order to adopt the Draft Constitution Eighteenth Amendment Bill, two-thirds of the National Assembly must vote in favour of the amendment and it must also be approved by at least six out of the nine provinces of the National Council of Provinces. The provincial hearings commenced in February 2020 and Parliamentary hearings are expected to be held in 2020.

Section 5(3) of the MPRDA provides a statutory right of access for the mining right holder to the mining area for the purposes of conducting mining operations and does not require the holder to own the land on which it conducts operations.

In South Africa, the ANC has adopted two recommended approaches to interacting with the mining industry. While the ANC has rejected the possibility of mine nationalisation for now, the first approach contemplates, among other things, greater state intervention in the mining industry, including the revision of existing royalties, the imposition of new taxes and an increase in the South African government’s holdings in mining companies. For example, Sibanye-Stillwater is engaged in a dispute with a South African municipality regarding the valuation of certain property for the purposes of property-related taxes calculation. The second approach contemplates the South African government taking a more active role in the mining sector, including through the introduction of a state mining company to be involved in new projects either through partnerships or individually.

The adopted policies may impose additional restrictions, obligations, operational costs, taxes or royalty payments on mining companies, including Sibanye-Stillwater, any of which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

The South African President appointed the Davis Tax Committee to look into and review the current mining tax regime. The committee’s first interim report on mining, which was released for public comment on 13 August 2015, proposed no changes to the royalty regime but recommended the discontinuation of the upfront capital expenditure write-off regime in favour of an accelerated capital expenditure depreciation regime. In addition, the report recommended retaining the so called “gold formula” for existing gold mines only, as new gold mines would be unlikely to be established in circumstances where profits are marginal or where gold mines would conduct mining of the type intended to be encouraged by the formula. The committee also recommended the phasing out of additional capital allowances available to gold mines in order to bring the gold mining corporate income tax regime in line with the tax system applicable to all taxpayers. On 13 November 2017, following a period of public comment, the Davis Tax Committee issued its final report which largely reaffirmed its initial recommendations. The South African National Treasury will continue to consider the Davis Tax Committee’s final recommendations. It is not clear at this stage which, if any, of the recommendations will be adopted as legislation.

Any of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Economic, political or social instability affecting the regions where Sibanye-Stillwater operates may have a material adverse effect on Sibanye-Stillwater’s operations and profits

Sibanye-Stillwater is a South African domiciled company with the majority of its operations located within South Africa. Changes to or increased instability in the economic, political or social environment in South Africa or in surrounding countries could create uncertainty, which discourages investment in the region and may affect an investment in Sibanye-Stillwater. In addition, socio-political instability and unrest may also disrupt Sibanye-Stillwater’s business and operations, compromise safety and security, increase costs, affect employee morale, impact Sibanye-Stillwater’s ability to deliver under its operational plans, create uncertainty regarding mining licences and cause reputational damage, any of which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

In February 2018, Jacob Zuma resigned as President of South Africa and was replaced by Cyril Ramaphosa, who was re-elected into office following the 2019 general elections. It is not certain what, if any, other political, economic or social impacts the recent change in leadership will

Sibanye-Stillwater Form 20-F 2019	390

RISK FACTORS continued

have on South Africa, or on Sibanye-Stillwater specifically. High levels of unemployment, particularly among the youth, and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, remain issues and deterrents to foreign investment. The volatile and uncertain labour environment, which severely impacts on the local economy and investor confidence, has led and may lead to further downgrades in national credit ratings, making investment more expensive and difficult to secure. See —Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity and ―A further downgrade of South Africa’s credit rating may have an adverse effect on Sibanye-Stillwater’s ability to secure financing. This may restrict Sibanye-Stillwater’s future access to international financing and could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

In March 2019, the President of South Africa, Cyril Ramaphosa, announced in parliament that South Africa would move forward with the nationalisation of the South African Reserve Bank (SARB). Following the announcement, there have been various contradictory statements made by government officials regarding the government’s plans to nationalise the SARB, which have created uncertainty around this issue. While the SARB’s independence is constitutionally guaranteed, any economic or political instability caused by any nationalisation process, whether or not completed, may create issues with the movement of funds into or out of South Africa and impact the general business environment in South Africa, including businesses such as Sibanye-Stillwater. Any such negative impact on the South African economy may adversely affect Sibanye-Stillwater’s business, operating results and financial condition.

In addition, while the South African government has stated that it does not intend to nationalise mining assets or mining companies, certain political parties have stated publicly and in the media that the government should embark on a programme of nationalisation. See —Sibanye-Stillwater is subject to the imposition of various regulatory costs, such as mining taxes and royalties, changes to which may have a material adverse effect on Sibanye-Stillwater’s operations and profits. Any threats, or actual proceedings, to nationalise any of Sibanye-Stillwater’s assets could halt or curtail operations, resulting in a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition and could cause the value of Sibanye-Stillwater’s securities to decline rapidly and dramatically, possibly causing investors to lose the entirety of their respective investments.

In addition, economic and political instability in regions outside of South Africa or in surrounding countries and geopolitical events, such as the ongoing negotiations surrounding the United Kingdom’s exit from the European Union and the emergence of a trade war between the United States and China, may result in unavoidable uncertainties and events that could negatively affect costs of business, cause volatility in currency exchange rates, commodity prices, interest rates and worldwide political, regulatory, economic or market conditions and contribute instability in political institutions, regulatory agencies and financial markets any of which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Mining companies are increasingly required to operate in ways that provide progressive benefits to affected communities. Failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment and loss of “social licence to operate”, which could adversely impact Sibanye-Stillwater’s business, operating results and financial condition

Many mining companies face increasing pressure over their “social licence to operate”, which can be understood as the acceptance of the activities of these companies by stakeholders. While formal permission to operate is ultimately granted by host governments, many mining activities require social permission from host communities and influential stakeholders to carry out operations effectively and profitably.

These businesses are under pressure to demonstrate that, while they seek a satisfactory return on investment for shareholders, the environment, human rights and other key sustainability issues are responsibly managed and stakeholders, such as employees, host communities and the governments of the countries in which they operate, also benefit from their commercial activities. The potential consequences of these pressures and the adverse publicity in cases where companies are believed not to be creating sufficient social and economic benefit or are perceived to not be responsibly managing other sustainability issues may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), allegations of human rights abuses, legal suits, regulatory intervention and investor withdrawal.

In order to maintain its social licence to operate, Sibanye-Stillwater may need to design or redesign parts of its mining operations to minimise their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying operations, by changing planned capital expenditures or by relocating the affected people to an agreed location. Anti-mining sentiments in some of the communities in which Sibanye-Stillwater operates have been exacerbated by high unemployment and violent crime rates, forced resettlement of residents, environmental incidents and blasting.

Responsive measures may require Sibanye-Stillwater to take costly and time consuming remedial measures, including the full restoration of livelihoods of those impacted. In addition, Sibanye-Stillwater is obliged to comply with the terms and conditions of all the mining rights it holds in South Africa. In this regard, the social and labour plans (SLPs) provisions of our mining rights must make provision for local economic development, among other obligations. See —Sibanye-Stillwater’s mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute. In addition, as Sibanye-Stillwater has a long history of mining operations in certain regions or has purchased operations that have a long history, issues may arise regarding historical as well as potential future environmental or health impacts in those areas.

In the United States two environmental groups had an anti-mining initiative, the Citizen Initiative 186, placed on the ballot in the November 2018 general election in the state of Montana. Citizen Initiative 186 would have required the state’s Department of Environmental Equality to deny a permit for any new hard-rock mine, unless the mine’s reclamation plan provided clear and convincing evidence that the mine would not require perpetual treatment of water polluted by acid mine drainage (AMD) or other contaminants. Although Montana voted down the initiative in the general election, there is no guarantee that similar regulatory challenges will not be encountered in the future.

Delays in projects attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of measures and other issues

Sibanye-Stillwater Form 20-F 2019	391

RISK FACTORS continued

relating to the sustainable development of mining operations has placed significant demands on Sibanye-Stillwater’s resources and could increase capital and operating costs and have a material adverse effect on our reputation, business, operating results and financial condition.

Due to the mature infrastructure at Sibanye-Stillwater’s mining operations, unplanned breakdowns, statutory mandated modifications and stoppages may result in production delays, increased costs and industrial accidents

Nearly all of our operating shafts and processing plants at our gold and PGM operations, including those of our recently acquired assets (including the Marikana operations), are relatively mature. Maintaining this infrastructure requires skilled people, capital allocation, management and regular, planned maintenance. Once a shaft or a processing plant has reached the end of its intended lifespan or needs modification to comply with the applicable regulatory standards, more than normal maintenance and care is required. Although we have a comprehensive maintenance strategy in place, incidents resulting in production delays, increased costs or industrial accidents may occur. There is also a risk that delays in procuring critical spares for major repairs may result in disruptions to production. Such incidents may have a material adverse effect on our business, operating results and financial condition.

Due to the nature of deep level mining and the extensive environmental footprint of Sibanye-Stillwater’s operations, environmental hazards, industrial accidents, seismic activity, mining accidents and pollution may result in operational disruptions such as work stoppages which could result in increased production costs as well as financial and regulatory liabilities

Mining by its nature involves significant risks and hazards, including environmental hazards, as well as industrial and mining accidents. These include, for example, seismic events, fires, cave-ins and blockages, flooding, discharges of gasses and toxic substances, contamination of water, air or soil resources, unusual and unexpected rock formation affecting ore or wall rock characteristics, ground or slope failures, rock bursts, wild fires, radioactivity and other accidents or conditions resulting from mining activities including, among other things, blasting and the transport, storage and handling of hazardous materials.

We have experienced and continue to remain at risk of experiencing environmental and other industrial hazards, as well as industrial and mining accidents, and we are more susceptible than other mining operations, particularly at our South African operations, to certain of these risks due to mining at depth. In the first six months of 2018, in particular, there were two anomalous safety incidents at Sibanye-Stillwater’s South African operations, which resulted in the death of 12 employees (out of 24 total fatalities for the year: 21 fatalities at Sibanye-Stillwater’s South African gold operations and three at Sibanye-Stillwater’s South African PGM operations). In addition, on 20 March 2019, a fall of ground incident at Sibanye-Stillwater’s South African PGM operations resulted in the death of an employee, and at Sibanye-Stillwater’s Thembelani shaft, on 30 April 2019, approximately 1,800 employees were temporarily unable to return to the surface after a parcel of rails that were being transported underground came loose and fell down the shaft. On 28 August 2019 and 16 September 2019, two separate industrial accidents at the Marikana operations resulted in the deaths of two employees. Any future such incidents could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Seismic activity is of particular concern in the underground mining environment, particularly in South Africa, as a consequence of the extent and depth of mining. Seismic events have intermittently in the past caused death and injury to employees and contractors, and can result in safety-related stoppages. On 3 May 2018, a seismic event at the Masakhane mine at Sibanye-Stillwater’s Driefontein operations resulted in the death of seven employees and injury to six other employees. At the Ikamva and Manyano mines at Sibanye-Stillwater’s Kloof operations, five employees suffered non-fatal injuries due to seismic events during 21-22 May 2018. Additionally, seismic activity has also caused a loss of mining equipment, damage to and destruction of mineral properties and production facilities, monetary losses, environmental damage and potential legal liabilities.

On 11 June 2018, at the Ikamva mine at Sibanye-Stillwater’s Kloof operations, five employees succumbed to heat exhaustion after they entered a temporarily suspended and appropriately barricaded area, without authorisation and contrary to company policies. The occurrence of these or similar events has led and could lead, to employee fatalities or injuries, the suspension of operations, the delay or halt of production and mine closures, and could negatively impact planned production levels. Any future such events could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Furthermore, there are risks that relevant regulators, such as the South African Department of Mineral Resources and Energy (DMRE) in South Africa and the Mine Safety and Health Administration (MSHA) or the US Occupational Safety and Health Administration (OHSA) in the United States, may impose fines and work stoppages (known as section 54 stoppages in South Africa (Section 54)) for non-compliant mining operating procedures and activities, which could reduce or halt production until lifted. The occurrence of any of these events could delay or halt production, increase production costs and result in financial and regulatory liability for Sibanye-Stillwater, which could have a material adverse effect on its business, operating results and financial condition. See also ―Sibanye-Stillwater’s operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements, and Sibanye-Stillwater has faced, and may face further, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

In addition, the relevant environmental authorities have issued and may issue administrative directives and compliance notices in the future to enforce the provisions of the relevant statutes (including, but not limited to, the National Environmental Management Act, 1998 (Act No. 107 of 1998) (NEMA), the National Water Act, 1998 (Act No. 36 of 1998) (National Water Act), the National Environmental Management: Air Quality Act, 2004 (Act No. 39 of 2004) and the National Environmental Management: Waste Act, 2008 (Act No. 59 of 2008) (Waste Act) in South Africa, as well as the Clean Air Act (CAA), the Clean Water Act, the Resource Conservation and Recovery Act and the Metals Mines Reclamation Act in the United States) to take specific anti-pollution measures, continue with those measures and/or to complete those measures. The authorities may also order the suspension of part or all of Sibanye-Stillwater’s operations if there is non-compliance with legislation. Contravention of some of these statutes may also constitute a criminal offence and an offender may be liable for a fine or imprisonment, or both in addition to administrative penalties.

Sibanye-Stillwater Form 20-F 2019	392

RISK FACTORS continued

As a result, the occurrence of any of these events may have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

A further downgrade of South Africa’s credit rating may have an adverse effect on Sibanye-Stillwater’s ability to secure financing

Prior to 2018, the challenges facing the mining industry and other sectors, among other factors, had resulted in the downgrading of South Africa’s sovereign credit rating to non-investment grade by Standard & Poor’s and Fitch Ratings. Since 2018, on 23 March 2018, Moody’s affirmed its Baa3 sovereign credit rating for South Africa and upgraded its outlook to stable, listing the beginning of reform under president Ramaphosa. On 26 May 2018, Standard & Poor’s affirmed its non-investment sovereign credit rating for South Africa of BB with a stable outlook and on 23 November 2018 kept South Africa’s sovereign credit ratings unchanged at non-investment grade. On 26 July 2019, Fitch Ratings affirmed its sub-investment grade sovereign credit rating of BB+ for South Africa and downgraded its outlook from stable to negative. On 27 March 2020, Moody’s downgraded South Africa’s sovereign credit rating to the non-investment grade credit rating of Ba1 with a negative outlook, citing the continuing deterioration in fiscal strength and structurally very weak growth.

The downgrading of South Africa’s credit rating by Moody’s to non-investment grade and the continued status of South Africa’s sovereign credit rating as non-investment grade by Standard & Poor’s, Moody’s or Fitch Ratings may adversely affect the South African mining industry, including Sibanye-Stillwater, by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available. The recent downgrades of South Africa’s sovereign credit rating could also have a material adverse effect on the South African economy as many pension funds and other large investors are required by internal rules to sell bonds once two separate agencies rate them as non-investment grade. Any such negative impact on the South African economy may adversely affect the South African mining industry and Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater’s mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute

Our operations in South Africa are subject to legislation regulating mineral rights. This includes Broad-Based Black Economic Empowerment (BBBEE) legislation designed to effect the entry and participation of Historically Disadvantaged South Africans (HDSAs) into the mining industry and increase their participation in the South African economy.

The MPRDA, which came into effect on 1 May 2004, transferred ownership of the minerals of South Africa to the South African people, with the South African government acting as custodian thereof in order to, among other things, promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for HDSAs who wish to participate in the South African mining industry and advance social and economic development. Through the DMRE, the South African government, as custodian, exercises regulatory control over the exploitation of mineral resources and does so by exercising the power to grant the rights required to prospect and mine for minerals, including through the imposition of terms and conditions. The MPRDA required mining companies to apply for the right to mine and/or prospect and to apply for the conversion of “old order” prospecting rights (PRs) and mining rights to “new order” mining rights. In order to qualify for these rights, applicants need to satisfy the South African government that the granting of such a right will advance the open-ended broad-based socio-economic empowerment requirements of the 2004 Mining Charter (as amended). The MPRDA also required that mining companies submit to the DMRE SLPs, which set out their commitments relating to human resource development, labour planning and socio-economic development planning. In order to give content to the broad-based socio-economic empowerment requirements to the mining industry, the DMRE published the 2004 Mining Charter, which became effective on 1 May 2004. The 2004 Mining Charter required 26% HDSA ownership by the 2014 deadline.

In 2010, the DMRE introduced the 2010 Mining Charter containing guidelines envisaging, among other things, that mining companies should achieve a minimum of 40% of HDSA demographic representation by 2014 at executive management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level.

On 31 March 2015, the Chamber of Mines, which is now known as the Minerals Council SA (Minerals Council), reported that the DMRE believes that empowerment transactions by mining companies concluded after 2004 where the HDSA ownership level has fallen due to HDSA disposal of shares or for other reasons should not be included in the calculation of HDSA ownership for the purposes of, among other things, the 26% HDSA ownership guidelines under the 2004 Mining Charter and the 2010 Mining Charter. The position of the Minerals Council (including Sibanye-Stillwater) is that such historical empowerment transactions should be included in the calculation of HDSA ownership.

The DMRE and the Minerals Council jointly agreed to approach the South African courts to seek a declaratory order that will provide a ruling on the relevant legislation and the status of the 2004 Mining Charter and the 2010 Mining Charter, including clarity on the status of previous empowerment transactions concluded by mining companies and a determination on whether the ownership element of the 2004 Mining Charter and the 2010 Mining Charter should be a continuous compliance requirement for the duration of the mining right as argued by the DMRE, or a one-off requirement as argued by the Minerals Council, on the “once empowered always empowered” principle. The Minerals Council and the DMRE filed papers in court and the Main Application was placed on the roll to be heard on 15 March 2016. In February 2016, the Scholes Application was filed by a third party, Malan Scholes Inc., to consolidate the Main Application with its own application for a declaratory order on the empowerment aspects of the 2004 Mining Charter and the 2010 Mining Charter. The Minerals Council opposed the consolidation of these applications on the basis that, among other things, the right to relief in the respective applications does not depend substantially on the same questions of law and/or fact. On 3 May 2016, the court refused to consolidate the two applications. On 16 February 2018, the High Court postponed the Mining Charter hearing indefinitely to allow the Minerals Council and the South African government to engage in further discussions on this matter.

The DMRE then published the 2017 Mining Charter which came into effect on 15 June 2017. The Minerals Council launched the Interdict Application in the Gauteng Division High Court to interdict the implementation of the 2017 Mining Charter, pending the Chamber Application to set the 2017 Mining Charter aside on the basis that it was unilaterally developed and imposed on the industry and that the process that was followed

Sibanye-Stillwater Form 20-F 2019	393

RISK FACTORS continued

by the DMRE in developing the 2017 Mining Charter had been seriously flawed. However, the Minister of Mineral Resources and Energy (the Minister) and the Minerals Council reached an agreement on 13 September 2017, under which the Minister of Mineral Resources undertook to suspend the 2017 Mining Charter pending the outcome of the Chamber Application. The Chamber Application has been postponed indefinitely by agreement between the DMRE and the Minerals Council on the basis that the Minerals Council has entered into a new round of discussions with the newly elected President of South Africa, Cyril Ramaphosa, and the new Minister of Mineral Resources, Gwede Mantashe. On 19 February 2018, the Gauteng Division High Court ordered that the DMRE and the Minerals Council must also involve communities affected by mining activities in these new discussions over the 2017 Mining Charter. On 4 April 2018, the Gauteng Division High Court issued a judgment finding that, once the DMRE has considered and granted a mining right application in terms of the MPRDA, then the holder of the mining right will not be legally obligated to restore the percentage ownership (irrespective of how it was measured) to the 26% HDSA ownership target referred to in the 2004 Mining Charter and in the 2010 Mining Charter where HDSA shareholding has fallen below the 26% requirement. This judgment applies to old order rights converted in terms of the MPRDA but does not apply where the terms and conditions of the right itself stipulated that the 26% HDSA ownership had to be retained.

On 19 April 2018, the DMRE filed a notice of intention to appeal the Gauteng Division High Court’s judgment. In September 2018, the 2018 Mining Charter and related Implementation guidelines came into effect. The 2018 Mining Charter, which effectively repealed the 2004 Mining Charter and the 2010 Mining Charter, included a number of material changes such as: (i) existing mining right holders, who had achieved a minimum of 26% HDSA ownership on the date of commencement of the 2018 Mining Charter, shall be recognised as being compliant for the duration of that mining right; (ii) existing mining right holders who, at any stage during the existence of their mining right, achieved 26% HDSA ownership but subsequently (prior to the commencement of the 2018 Mining Charter) HDSA shareholders exited, resulting in HDSA ownership falling below 26%, shall be recognised as compliant for the duration of the mining right; and (iii) recognition of any mining right holder as being compliant in regard to historical HDSA ownership, lapses upon the transfer of the mining right or a part thereof and such recognition would not be applicable to any new applications for a mining right.

In addition, under the 2018 Mining Charter, the renewal of existing mining rights shall be subject to the mining charter requirements that were applicable at the time a mining right renewal application was lodged with the DMRE (i.e. any application for renewal lodged prior to 27 September 2018 will be processed in accordance with the 2004 Mining Charter, as read with the 2010 Mining Charter, and all renewal applications lodged on or after 27 September 2018 in terms of 2018 Mining Charter). A category for pending applications is provided for all applications that have been both lodged and accepted prior to the commencement of the 2018 Mining Charter and such applications are to be processed in terms of the 2010 Mining Charter with a 26% HDSA ownership requirement. However, once a mining right is granted and executed, the holder of the mining right is required to achieve a minimum of 30% HDSA ownership within a period of five years from the effective date of the mining right.

For all applications for new mining rights, the 2018 Mining Charter requires a minimum of 30% HDSA ownership. At a minimum, the HDSA ownership must be comprised as follows: (i) 5% non-transferrable carried interest to qualifying employees; (ii) 5% non-transferrable carried interest to host communities; and (iii) 20% effective ownership in the form of shares to a BEE entrepreneur. There have also been material adjustments to the minimum compliance requirements relating to, among other things, employment equity, inclusive procurement and supplier and enterprise development, which all mining companies must comply with within five years from the commencement of the 2018 Mining Charter.

On 26 March 2019, the Minerals Council filed an application in the Gauteng Division High Court of South Africa for the judicial review and setting aside of certain clauses of the 2018 Mining Charter. In the alternative to the above, the Minerals Council may apply for a declaratory judgment confirming that the relevant clauses in the 2018 Mining Charter are inconsistent with the principle of legality as enshrined in the South African Constitution and ask that they be set aside. On 27 March 2019, the DMRE published a media statement indicating that it intended to oppose the Minerals Council’s application and would file its responding documentation in due course. For further details, see the section entitled Further Information—Environmental and Regulatory Matters—Mineral Rights.

Any adjustment to the ownership structure of Sibanye-Stillwater’s mining assets in order to meet BBBEE requirements could have a material adverse effect on the value of Sibanye-Stillwater’s securities. Further, Sibanye-Stillwater may in the future incur significant costs or have to issue additional shares as a result of changes in the interpretation of existing laws and guidelines or the imposition of new laws relating to HDSA ownership requirements, which may have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

In terms of section 47 of the MPRDA, the Minister of Mineral Resources may suspend or cancel the existing mining rights or, under section 23(3) of the MPRDA, refuse to grant applications for new mining rights by mining companies, including Sibanye-Stillwater, should such holders of mining rights be deemed not to be in compliance with the requirements of the MPRDA as read with South Africa’s mining industry empowerment requirements. If the Minister of Mineral Resources were to determine that Sibanye-Stillwater is not in compliance with the requirements of the MPRDA and its empowerment requirements, Sibanye-Stillwater may be required to engage in remedial steps, including changes to management and actions that require shareholder approval.

The BBBEE Act, 2003 (the BBBEE Act) and the BBBEE Codes do not require the DMRE to apply the BBBEE Codes when determining the qualification criteria for the issuing of mining rights, nor do they require that the DMRE apply the BBBEE Codes as a requirement for the retention of existing mining rights. The BBBEE Codes will nevertheless apply to mining companies if they wish to be scored for the purpose of contracting with state institutions.

If the DMRE were to determine that Sibanye-Stillwater is not in compliance with the MPRDA, for any reason, including HDSA ownership, Sibanye-Stillwater may challenge such a decision in court. Any such court action may be expensive and there is no guarantee that Sibanye-Stillwater’s challenge would be successful.

There is no guarantee that any steps Sibanye-Stillwater has already taken or might take in the future will ensure the retention of its existing mining rights, the successful renewal of its existing mining rights, the granting of applications for new mining rights or that the terms of renewals of its mining rights would not be significantly less favourable than the terms of its current mining rights. Any further adjustment to the ownership structure of Sibanye-Stillwater’s South African mining assets in order to meet BBBEE requirements could have a material adverse effect on the value of Sibanye-Stillwater’s securities.

Sibanye-Stillwater Form 20-F 2019	394

RISK FACTORS continued

In addition, an amendment bill to the MPRDA, namely the MPRDB, was passed by both the National Assembly and the NCOP on 27 March 2014. In January 2015, the President referred the MPRDB back to Parliament for reconsideration and, on 1 November 2016, the Portfolio Committee on Mineral Resources tabled non-substantial revisions to the MPRDB in the National Assembly and a slightly revised version of the MPRDB was passed by the National Assembly and referred to the NCOP. On 3 March 2017, the National Assembly passed certain minor amendments to the MPRDB. The National Assembly referred the MPRDB to the NCOP where the Select Committee had received comments on the draft legislation. On 16 February 2018, President Ramaphosa announced that the MPRDB was at an advanced stage in Parliament. On 22 August 2018, the Minister of Mineral Resources announced his desire for the MPRDB to be withdrawn. The MPRDB has remained under consideration in the NCOP for several months.

Any such change in law could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Title to Sibanye-Stillwater’s properties may be subject to challenge

Certain of Sibanye-Stillwater’s properties may be subject to the rights or the asserted rights of various occupants or claimants to land under restitution and other legislation, which could have an impact on Sibanye-Stillwater’s ability to develop or operate its mining interests. For example, in South Africa, the Extension of Security of Tenure Act (1997), the Restitution of Land Rights Act (1994) and the Prevention of Illegal Eviction from and Unlawful Occupation of Land Act (1998) and the Labour Tenants Act (1996) protect various rights to claim and occupy land. Such legislation is complex and sets out the requirements as to how land owners are to deal with certain rights. There is no assurance that Sibanye-Stillwater will be able to successfully predict when these land owner rights will be challenged, which could therefore negatively affect the business results of new or existing projects. Where consultation with occupants or claimants to land is statutorily or otherwise mandated, relations may not remain amicable and disputes may lead to reduced access to properties or delays in operations. For example, in September 2018, a notice of a land claim over certain of the Kroondal operations property was published in the Government Gazette, which Sibanye-Stillwater is opposing. Title to Sibanye-Stillwater’s properties, particularly undeveloped ones, may also be defective or subject to challenge. Title review does not necessarily preclude third parties from contesting ownership.

Sibanye-Stillwater’s US properties in Montana include a number of unpatented mining and mill site claims. The validity of unpatented mining claims on public lands is often uncertain, and possessory rights of claimants may be subject to challenge.

In addition, Sibanye-Stillwater pays annual maintenance fees and has obtained mineral title reports and legal opinions for some of the unpatented mining claims or mill sites making up portions of its US properties, in accordance with applicable laws and what Sibanye-Stillwater believes is standard industry practice. However, Sibanye-Stillwater cannot be certain that applicable laws will not be changed nor that Sibanye-Stillwater’s possessory rights to any of its unpatented claims may not be deemed defective and challenged.

As a result, any such legislation could change the cost of holding unpatented mining claims and could significantly affect Sibanye-Stillwater’s ability to develop ore reserves located on unpatented mining claims. All of the foregoing could adversely affect the economic and financial viability of future mining operations at such mines. Although it is impossible to predict at this point what any legislated royalties might be, enactment could adversely affect the potential for development of such federal unpatented mining claims.

Sibanye-Stillwater may experience unforeseen difficulties, delays or costs in implementing its business strategy and operational plan

The ability to grow the business will depend on the successful implementation of Sibanye-Stillwater’s existing and proposed strategic initiatives and operational plans at its historical operations, recently acquired operations and proposed acquisitions.

The successful implementation of Sibanye-Stillwater’s strategic initiatives and operational plans depends upon many factors, including those outside its control. Sibanye-Stillwater may prove unable to deliver on production targets and other strategic initiatives. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of Sibanye-Stillwater’s business strategy and plans, and such strategy and plans may not result in the anticipated benefits. For example, factors such as volatility in commodity pricing, high fixed costs, safety related issues, organised labour action and technical issues may result in a failure to meet operations targets or strategic goals. See —Due to the nature of deep level mining and the extensive environmental footprint of Sibanye-Stillwater’s operations, environmental hazards, industrial accidents, seismic activity, mining accidents and pollution may result in operational disruptions such as work stoppages which could result in increased production costs as well as financial regulatory liabilities, —Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity, —Sibanye-Stillwater’s mineral reserves are estimates based on a number of assumptions, which, if changed, may require Sibanye-Stillwater to lower estimated mineral reserves, —Our business is subject to high fixed costs which may impact its profitability, —Power stoppages, fluctuations and usage constraints may force Sibanye-Stillwater to halt or curtail operations and —Power cost increases in South Africa and elsewhere may adversely affect Sibanye-Stillwater’s results of operations. Any such difficulties, delays or costs could prevent Sibanye-Stillwater from fully implementing its business strategy, which could have a material adverse effect on its business, operating results and financial condition.

In addition, any existing or future initiatives may not be implemented as planned; turn out to be less effective than anticipated; only become effective later than anticipated; or not be effective at all. Any of the above could have a negative impact on Sibanye-Stillwater’s business, operating results and financial condition.

Changes in the market price for gold and PGMs, which in the past have fluctuated widely, affect the profitability of Sibanye-Stillwater’s gold and PGM mining operations and the cash flows generated by those operations

Sibanye-Stillwater’s revenue from its gold and platinum mining operations are primarily derived from the sale of gold and PGMs that it produces. Sibanye-Stillwater does not generally enter into commodity derivatives or other hedging arrangements in order to establish a price in advance of the sale of its gold or PGM production. However, Sibanye-Stillwater may consider commodity derivatives or other hedging from time to time to

Sibanye-Stillwater Form 20-F 2019	395

RISK FACTORS continued

protect cash flows of marginal assets. As a result, it is generally fully exposed to changes in the gold and PGM prices, which could lead to reduced revenue should the gold or PGM price decline. For example, during the year ended 31 December 2019, the gold price fluctuated between US$1,270oz and US$1,546/oz. During the year ended 31 December 2019, the platinum price fluctuated between US$777/oz and US985/oz, the palladium price fluctuated between US$1,260/oz and US$1,993/oz and the rhodium price fluctuated between US$2,460/oz and US$6,150/oz. In its US recycling business, Sibanye-Stillwater regularly enters into fixed forward sales contracts for metal produced from catalyst recycling, normally making these commitments at the time the catalyst material is purchased. For Sibanye-Stillwater’s fixed forward sales related to recycling of catalysts, Sibanye-Stillwater is subject to the customers’ compliance with the terms of the agreements, their ability to terminate or suspend the agreements and their willingness and ability to pay.

The market price for gold has historically been volatile and is affected by numerous factors over which Sibanye-Stillwater has no control, such as general supply and demand, speculative trading activity and global economic drivers. For example, gold has historically been used as a hedge against unstable or lower economic performance, thus improved economic performance, particularly in the United States, may have a negative impact on the price for gold. After falling 45% between September 2011 and December 2015, when it hit a low of US$1,060/oz, the gold price recovered in fiscal 2017 hitting US$1,300/oz, before slightly declining again to US$1,285/oz at the end of fiscal 2018. At 31 December 2019, the gold price was US$1,528/oz. The market price for PGMs has been similarly volatile. In addition, as of 31 March 2020, the gold, platinum, palladium and rhodium prices were US$1,609/oz, US$725/oz, US$2,284/oz and US$10,500/oz, respectively, following the outbreak of COVID-19. For more information on COVID-19, see —HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19), pose risks to Sibanye-Stillwater in terms of lost productivity and increased costs.

Should the gold or PGM price decline below Sibanye-Stillwater’s production costs, it may experience losses and, should this situation remain for an extended period, Sibanye-Stillwater may be forced to curtail or suspend some or all of its projects, operations and/or reduce operational capital expenditures. Sibanye-Stillwater might not be able to recover any losses incurred during, or after, such events. A sustained period of significant gold or PGM price volatility may also adversely affect Sibanye-Stillwater’s ability to undertake new capital projects or to make other long-term strategic decisions. The use of lower gold and PGM prices in reserve calculations and Life of Mine (LoM) plans could also result in material impairments of Sibanye-Stillwater’s investment in gold or PGM mining properties or a reduction in its reserve estimates and corresponding restatements of its reserves and increased amortisation, reclamation and closure charges.

In addition, changes in demand drivers for PGMs may cause the prices of PGMs to fall over the short or long term. For example, PGM prices are linked to demand for catalytic converters in automobiles, among other things. Any economic downturn or other event that reduces the sale of automobiles will likely impact the price of PGMs. In addition, high PGM prices may cause demand destruction, which would cause the price of such PGMs to fall. In addition, the increase in the number of electric cars in the future may reduce the price for PGMs by reducing demand for catalytic converters (which require PGMs) used in gasoline powered vehicles.

Any of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Because gold and PGMs are generally sold in US Dollars, while the majority of Sibanye-Stillwater’s gold production and a substantial amount of Sibanye-Stillwater’s PGM production costs are denominated in Rand, Sibanye-Stillwater’s operating results and financial condition will be materially harmed if there is a material change in the value of the Rand

Gold and PGMs are principally sold throughout the world in US dollars, but Sibanye-Stillwater’s costs of production at its operations in South Africa are primarily incurred in Rand. Recent volatility in the Rand has made our costs and results of operations less predictable than when currency exchange rates are more stable. The Rand has experienced significant devaluation against the US dollar falling from R10.34/US$ as at 31 December 2013 to R15.54/US$ as at 31 December 2015, before strengthening again to R14.00/US$ as at 31 December 2019. On 27 March 2020, following Moody’s downgrade of South Africa’s sovereign credit rating to non-investment grade, the value of the Rand was further devalued to R17.62/US$. See —A further downgrade of South Africa’s credit rating may have an adverse effect on Sibanye-Stillwater’s ability to secure financing. Any significant increase or appreciation of the Rand against the US dollar would increase our operating costs in US dollar terms, and reduce revenue in Rand terms, which could materially adversely affect our operating results and financial condition from the South African operations. Conversely, a weakening of the Rand may result in higher inflation in South Africa, which would increase the prices Sibanye-Stillwater pays for products and services. In light of these factors and the likely impact on cash flow, our management regularly re-evaluates its current growth capital expenditure plans. Certain projects may be deferred or placed on care and maintenance until commodity prices sustainably improve, and/or currency exchange rate volatility has subsided. Should a strong Rand/US dollar exchange rate persist without a corresponding gain in commodity prices, Sibanye-Stillwater may consider increasing operational flexibility by adjusting mine plans, reducing capital expenditure or selling assets and, if necessary, consider options to increase funding flexibility. Also see —Sibanye-Stillwater has a large amount of indebtedness and is subject to various covenants and restrictions, and failure to comply with the covenants or difficulties in obtaining additional financing or refinancing could adversely affect Sibanye-Stillwater’s business, operating results and financial condition. All of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Increased regulatory oversight, uncertainty relating to the London Interbank Offered Rate (LIBOR) calculation process and potential phasing out of LIBOR after 2021 may adversely affect the amounts of interest Sibanye-Stillwater pays under its debt arrangements and adversely affect Sibanye-Stillwater’s business, operating results and financial condition

LIBOR is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. We have used LIBOR as a reference rate in certain of our credit facilities and loans, such that the interest due to our creditors pursuant to these loans is calculated using LIBOR. As of 31 December 2019, we had approximately R5,712 million (US$408 million) of debt outstanding that was indexed to LIBOR. In addition, US$150 million (R2,100 million) of Sibanye-Stillwater's R5.5 billion RCF will mature in 2021, under the existing LIBOR regime.

Sibanye-Stillwater Form 20-F 2019	396

RISK FACTORS continued

Regulators and law enforcement agencies in the United Kingdom and elsewhere are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers’ Association (BBA) in connection with the calculation of daily LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to this alleged manipulation of LIBOR.

On July 27, 2017, the United Kingdom Financial Conduct Authority (FCA), which regulates LIBOR, published the FCA Announcement (the FCA Announcement). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. The Secured Overnight Financing Rate, has been proposed by the Alternative Reference Rate Committee, a committee convened by the US Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace US Dollar LIBOR. It is not currently possible to predict the effect of the FCA Announcement, including any discontinuation or change in the method by which LIBOR rates are determined, or how any such changes or alternative methods for calculating benchmark interest rates would be applied to any particular existing agreement containing terms based on LIBOR, such as our existing loan agreements. Any such changes or developments in the method pursuant to which LIBOR rates are determined may result in an increase in reported LIBOR rates or any alternative rates. If that were to occur, the amount of interest Sibanye-Stillwater pays under its credit facilities and any other financing arrangements may be adversely affected, which may adversely affect Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater has a large amount of indebtedness and is subject to various covenants and restrictions, and failure to comply with the covenants or difficulties in obtaining additional financing or refinancing could adversely affect Sibanye-Stillwater’s business, operating results and financial condition

In order to conclude the Stillwater Acquisition, Sibanye-Stillwater temporarily increased its debt. Sibanye-Stillwater raised a US$2.65 billion bridge loan for the Stillwater Acquisition, which was subsequently refinanced through the US$1 billion Rights Issue, a US$1.05 billion bond offering and 2023 Convertible Bond. As a result of the increased borrowing, Sibanye-Stillwater’s leverage ratio increased from 0.6 times as at 31 December 2016 to 2.6 times as at 31 December 2017, and to 2.5 times as at 31 December 2018. As at 31 December 2019, Sibanye-Stillwater had committed undrawn debt facilities of R5,688 million (US$406 million) and a leverage ratio of 1.4 times. Sibanye-Stillwater’s credit facilities contain financial and/or other covenants and restrictions. Such covenants may include restrictions on Sibanye-Stillwater incurring additional financial indebtedness and obligations to maintain certain financial covenant ratios for as long as any amount is outstanding under such facilities. Specifically, Sibanye-Stillwater’s borrowing facilities permit a leverage ratio of 3.5:1 through to 31 December 2019, and 2.5:1, thereafter, calculated on a quarterly basis. Although Sibanye-Stillwater plans to deleverage over time to its targeted leverage ratio of no greater than 1.0:1, there can be no guarantee that this will be achieved. Further, Sibanye-Stillwater’s plans to deleverage may be impacted by the outbreak of COVID-19. For more information on COVID-19, see —HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19), pose risks to Sibanye-Stillwater in terms of lost productivity and increased costs.

Sibanye-Stillwater is also required to make production deliveries under the precious metals purchase agreement with Wheaton Precious Metals International Ltd. (Wheaton International) (the Agreement with Wheaton), which could make obtaining additional financing on favourable terms more difficult to arrange. Furthermore, there is no certainty that Sibanye-Stillwater will receive all funds pursuant to the Streaming Agreement, or that it will be able to meet its delivery obligations thereunder.

In the near-term, Sibanye-Stillwater expects to manage its liquidity needs from cash generated by its operations, cash on hand, the committed and unutilised debt facilities, as well as additional funding opportunities. Sibanye-Stillwater, if necessary in order to manage its covenants, may also consider options to increase funding flexibility which may include, among others, streaming facilities, prepayment facilities, facility restructuring, or in the event that other options are not deemed preferable by the Board, an equity capital raise. However, there can be no assurance that funding will be available to Sibanye-Stillwater on acceptable terms, if at all, and that any of the measures which Sibanye-Stillwater may undertake to increase liquidity or actively manage its covenants would be successful. If Sibanye-Stillwater’s cost of debt were to increase or if it were to encounter other difficulties in obtaining financing, its sources of funding may not match its financing needs, which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity

Sibanye-Stillwater’s workforce is unionised across all its operations, with a total of approximately 69,024 employees as of 31 December 2019. Organised labour dynamics in the mining sector, particularly in South Africa, are volatile and uncertain and, as such, they have had, and may in the future have, a material adverse impact on our operations, production and financial performance. A recent increase in union activity and labour unrest in South Africa has resulted in more frequent industrial disputes and extended negotiations that have, along with other factors, negatively affected South Africa’s sovereign debt rating and subsequently the credit ratings of the country’s leading mining companies. For example, AMCU called a brief strike at the Kroondal operations during May 2016, which was later interdicted by the Labour Court of South Africa on the basis that it was unprotected. Between 6 June 2017 and 3 July 2017, despite communication with employees and agreement with the National Union of Mineworkers (NUM), employees at Cooke embarked on an unprotected strike following the implementation of measures to combat illegal mining following signs of collusion between illegal miners and employees. The illegal mining threatened the sustainability of the Cooke operations and posed a significant risk to the safety of employees and the surrounding communities. As a result of assisting illegal miners, 77 employees were arrested. Following a court interdict obtained by Sibanye-Stillwater on 8 June 2017, disciplinary measures were taken against striking employees, resulting in the dismissal of 99 employees, 407 employees being placed on final warnings and forfeiting their salaries and a further 869 employees forfeiting annual leave, in order to compensate for non-productive shifts. Approximately 300kg of planned gold production, equivalent to about R160 million in revenue, was lost at the Cooke operations during the strike. See also —Theft of gold, PGM and production inputs, as well as illegal artisanal mining, may occur on some of Sibanye-Stillwater’s properties. These activities are difficult to control, can disrupt Sibanye-Stillwater’s business and can expose Sibanye-Stillwater to liability.

Sibanye-Stillwater Form 20-F 2019	397

RISK FACTORS continued

In October 2015, Sibanye-Stillwater concluded a three-year labour agreement with the NUM, UASA and Solidarity in relation to Sibanye-Stillwater’s gold mines, but AMCU, which currently has minority recognition status at Beatrix and Kloof and majority status at Driefontein, rejected, and continued to reject, further alternative offers made by Sibanye-Stillwater. Despite the acceptance of the labour agreement by the NUM, UASA and Solidarity, and the extension thereof to all other employees, during March 2016, AMCU threatened industrial action should a higher wage not be agreed. This was averted by Sibanye-Stillwater entering into an agreement with AMCU for a marginally higher wage. In November 2017, Sibanye-Stillwater entered into a three-year wage agreement with AMCU, the NUM and Solidarity at the Kroondal operations effective from 1 July 2017.

In November 2018, Sibanye-Stillwater concluded the 2018 Wage Agreement, with the NUM, UASA and Solidarity. Subsequently, despite ongoing attempts by Sibanye-Stillwater to reach a fair and reasonable outcome during negotiations with AMCU representatives, on 19 November 2018, Sibanye-Stillwater received notice from AMCU that it intended to embark on a protected strike action at Sibanye-Stillwater’s gold mines, starting on 21 November 2018. On 13 December 2018, Sibanye-Stillwater, the NUM, UASA and Solidarity entered into an additional wage agreement, extending the 2018 Wage Agreement to other employees at Sibanye-Stillwater’s gold mines who were not parties to the 2018 Wage Agreement on the basis that the NUM, UASA and Solidarity collectively represented the majority of Sibanye-Stillwater’s employees. In response to the November 2018 strike, Sibanye-Stillwater launched an urgent application to interdict the strike. On 21 December 2018, the Labour Court dismissed Sibanye-Stillwater’s application on the basis that there was insufficient evidence to demonstrate that the NUM, UASA and Solidarity collectively had the majority of Sibanye-Stillwater’s employees as their members.

On 14 January 2019, Sibanye-Stillwater received an additional notice from AMCU that it intended to embark on a secondary, protected strike at Sibanye-Stillwater’s South African PGM operations in support of the primary strike at Sibanye-Stillwater’s South African gold operations. In response to the secondary strike, on 18 January 2019, Sibanye-Stillwater launched an urgent application to interdict the primary strike on an interim basis, contending that the strike was unprotected because the wage agreement had been extended to employees who were non-parties, and thus such employees could not continue the strike concerning wages. On 22 January 2019, the secondary strike took place for one day with partial support from AMCU. On 8 February 2019, Sibanye-Stillwater’s application to interdict the strike was dismissed due to the fact that the Labour Court upheld AMCU’s special plea that the matter was res judicata, as the Labour Court previously determined in December 2018 that the NUM, UASA, and Solidarity did not represent the majority of Sibanye-Stillwater’s employees and therefore the 2018 Wage Agreement could not be extended. On 14 February 2019, AMCU launched an urgent application seeking an order declaring that the wage agreement extending to non-members was invalid. This matter was heard by the court on 27 February 2019 and judgment was reserved. On 20 March 2019, the Labour Court held that extension of the gold wage agreement concluded on 18 February 2019 with the NUM, UASA and Solidarity, and extended to AMCU and other non-unionised employees, was valid and lawful in terms of section 23(1)(d) of Labour Relations Act 66 of 1995 (the LRA). As a result of the legally binding nature of the extension agreement, Sibanye-Stillwater proceeded with the independent verification process to confirm the relevant unions’ level of representivity required to implement the extension agreement. The verification process was concluded on 4 April 2019, which confirmed that, on 18 February 2019, the NUM, UASA and Solidarity collectively represented the majority of employees at the SA gold operations.

The November 2018 strike ended on 17 April 2019, as a result of AMCU and Sibanye-Stillwater concluding the Strike Settlement Agreement. In terms of the Strike Settlement Agreement, AMCU and Sibanye-Stillwater agreed to a facilitated post-strike conflict relationship building programme. AMCU committed to sign the 2018 Wage Agreement and Sibanye-Stillwater agreed to an ex gratia payment of R4,000 for each employee at Sibanye-Stillwater’s South African gold operations. The parties also agreed to withdraw all of the pending disputes relating to the strike that had been referred to the Labour Court.

Rivalry between unions, such as AMCU and the NUM, may also destabilise labour relations in the mining sector. For example, for the period between 21 November 2018 to 15 March 2019, there were seven employee fatalities and several other employees sustained injuries as a result of behaviour in connection with the November 2018 strike action at Sibanye-Stillwater’s gold mines described above. Although these fatalities and injuries were not related to Sibanye-Stillwater’s normal operations, they may impact its ongoing labour relations in South Africa.

Despite an apparent decline of incidents of violence following an interdict on violence from the Labour Court and the establishment of picketing rules by the Commission for Conciliation, Mediation and Arbitration (CCMA) at the end of November 2018, violent episodes, including the burning of houses occupied by non-AMCU members, resumed in 2019. These incidents of violence have prompted the intervention of both the Minister of Mineral Resources and the Minister of Police. In addition, Sibanye-Stillwater has instituted a contempt of court application against AMCU, AMCU’s senior officials and the striking employees who have contravened the court order interdicting the violence and prescribing the picketing rules, which was later withdrawn. For the period between 21 November 2019 to 15 March 2019, the South African Police Services arrested 153 striking employees for various incidents of unlawful conduct that constitute criminal offences.

In addition, from time to time, Sibanye-Stillwater undertakes Section 189A of the LRA (Section 189A Processes), which may result in retrenchment of employees and may impact production levels at affected operations. For example, on 26 January 2017, Sibanye-Stillwater announced that it had entered into a Section 189A Process at its South African platinum operations. On 1 November 2017, Sibanye-Stillwater further announced that it had concluded a Section 189A Process regarding the proposed restructuring of its gold operations and associated services pursuant to losses at Cooke and Beatrix West. As a result of the consultation process, Beatrix West remained in operation and is expected to remain in operation for as long as it makes a profit, on average, over any continuous three-month period, after accounting for All-in sustaining cost (AISC), which will provide employment for approximately 1,640 employees. In addition, in February 2019, Sibanye-Stillwater began a Section 189A Process to place the Beatrix 2 Plant on care and maintenance, despite the fact that Beatrix West remains operational. In the event that Beatrix West becomes loss making, its underground operations will be put on care and maintenance. Further, the underground mining operation at the Cooke 1, 2 and 3 shafts were placed on care and maintenance from the end of October 2017, while the Cooke surface processing plant will continue to operate for as long as there is sufficient feed material for it to be profitable, subject to various cost cutting measures being implemented. Through a Section 189A Process, 1,510 employees were transferred within the Company and as care and maintenance personnel for the Cooke underground operations. Approximately 2,025 employees were retrenched, with an additional 1,350 employees electing to take voluntary separation packages. An additional 620 employees replaced contractors involved in non-critical activities across the Company. In total, 3,601 contractors have been displaced while employment for 3,282 employees has been preserved. On 14

Sibanye-Stillwater Form 20-F 2019	398

RISK FACTORS continued

February 2019, Sibanye-Stillwater issued a notice to commence a Section 189A Process regarding the possible restructuring of its gold operations and associated services, pursuant to ongoing financial losses experienced at Sibanye-Stillwater’s Beatrix and Driefontein operations. Approximately 4,950 employees and 850 contractors were directly impacted.

In addition, in connection with the Lonmin Acquisition, at the time of announcement of the transaction, Sibanye-Stillwater’s business plan, based upon the due diligence conducted at the time, contemplated estimated headcount reductions of approximately 890 employees (including approximately 320 contractors) during the first three years following the completion of the Lonmin Acquisition, in addition to the reductions envisaged in Lonmin’s business plan. Lonmin’s business plan estimated headcount reductions of approximately 12,600 employees and contractors during the same period. Of the 3,700 employees and contractors which could have been impacted in 2018 under Lonmin’s business plan, approximately 2,400 have left Lonmin. In March 2019, Lonmin commenced a Section 189A Process affecting approximately 4,100 employees and contractors (out of a possible 5,300 employees and contractors anticipated under Lonmin’s business plan). However, this process was never concluded. On 25 September 2019, Sibanye-Stillwater announced that it had entered into a Section 189A Process at its Marikana operation and associated services, regarding the proposed restructuring of its operations pursuant to ongoing financial losses experienced with certain shafts having reached the end of their economic reserve lives. On 16 January 2020, Sibanye-Stillwater announced that it completed its Section 189A Process in relation to Marikana, as a result of which, approximately 1,142 employees were retrenched and the number of contractors was reduced by approximately 1,709.

Factors that influence the decision to undertake such Section 189A Processes include, among other things, the cost structure of an operation, commodity prices and currency exchange rates. Restructuring options are currently being reviewed at marginal operations and while no decision has been taken, it should be noted that a low Rand commodity price environment, such as the one currently being experienced, increases the likelihood that Sibanye-Stillwater will determine that undertaking Section 189A Processes at one or more of its operations is advisable. Any currently underway or future Section 189A Process may lead to labour unrest, reduced production levels and reputational harm to Sibanye-Stillwater, which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition. There is no guarantee that any such Section 189A Process will provide the cost savings or other benefits anticipated by management whether due to labour unrest, reduced production or other factors.

In the United States, Sibanye-Stillwater’s employees located at the Stillwater Operation and the Metallurgical Processing facilities are covered by a collective bargaining agreement with the United Steel Workers Local 11-001 (USW Local 11-0001) entered into in 2015. This agreement expired on 1 June 2019, and was renegotiated for wages in June 2017 with employees receiving a 2% wage increase through January 2018, a 1% increase from January 2018 through June 2018 and a 2% increase in the final year through June 2019. Union negotiations to renew the collective bargaining agreement covering certain employees at the Stillwater Operation and the Metallurgical Processing facilities reopened in March 2019. Sibanye-Stillwater concluded the wage negotiations in April 2019. The new five-year agreement has similar terms to the prior agreement, with minor revisions. Sibanye-Stillwater’s employees at the East Boulder Operation are covered by a separate collective bargaining agreement with USW Local 11-0001, which was entered into at the end of 2017 and expires in 2021. Under the new agreement, Sibanye-Stillwater’s employees at the East Boulder Operation received a 1% wage increase effective 1 January 2018 with annual increases of 2% in 2019, 2.5% in 2020 and 2% in 2021 as well as a US$1,000 bonus payment which was paid to each employee on 1 February 2018. Sibanye-Stillwater is subject to a risk of strikes and other labour disputes at its US operations, and its ability to alter labour costs is restricted by the fact that unionised employees are party to collective bargaining agreements.

In the event that further industrial relations-related interruptions were to occur at any of Sibanye-Stillwater’s operations, other mines’ operations or in other industries that impact its operations, or that increased employment-related costs were to occur due to union or employee activity, these may have a material adverse effect on its business, production levels, production targets, results of operations, financial condition, reputation and future prospects. In addition, lower levels of mining activity can have a longer-term impact on production levels and operating costs, which may affect operating life. Mining conditions can deteriorate during extended periods without production and Sibanye-Stillwater will not recommence mining until health and safety conditions are considered appropriate to do so.

On 27 November 2018, the President of South Africa signed into law the National Minimum Wage Act 9 of 2018 (the National Minimum Wage Act), the Labour Laws Amendment Act 10 of 2018 (the Labour Laws Amendment Act), the Basic Conditions of Employment Amendment Act 7 of 2018 (the Basic Conditions of Employment Amendment Act), all of which became effective 1 January 2019, and the Labour Relations Amendment Act 8 of 2018 (the Labour Relations Amendment Act), which is not yet effective.

The National Minimum Wage Act introduced a national minimum wage applicable to all employees of R20 per hour. The Basic Conditions of Employment Amendment Act introduces enforcement mechanisms for the provisions of the National Minimum Wage Act. The Labour Relations Amendment Act amended the LRA, instituting changes mainly related to collective bargaining, the extension of bargaining council agreements to non-parties by the Minister of Labour, the prescribing of picketing rules, including providing for the extension of the meaning of ballot for a strike or lock-out to include a secret vote and the creation of an advisory arbitration panel to resolve strikes or lockouts that are, among other things, violent or cause national or local crisis affecting the conditions for the normal social and economic functioning of the community or society. The Labour Laws Amendment Act primarily seeks to amend the Basic Conditions of Employment Act 77 of 1995, by introducing new types of leave that employees will be entitled to, such as parental, adoption and surrogacy leave, which varies between 10 days and 10 weeks.

Any of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater’s operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements, and Sibanye-Stillwater has faced, and may face further, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws

Sibanye-Stillwater’s operations are subject to various environmental, health and safety laws, regulations, permitting requirements and standards in the jurisdictions which it operates.

Sibanye-Stillwater Form 20-F 2019	399

RISK FACTORS continued

South Africa

Section 24 of the South African Constitution grants the country’s people the right to an environment that is not harmful to human health or well-being, and to the protection of that environment for the benefit of present and future generations through reasonable legislation and other measures. Sibanye-Stillwater’s South African operations are subject to numerous environmental, health and safety laws and associated regulations, which provide a framework for the development and implementation of company and operational policies, internal structures, procedures and standards.

The legislative framework for the management of environmental matters in the mining industry has largely shifted from the MPRDA to Section 24R of NEMA (as amended by the NEMA Amendment Act, which came into force on 2 September 2014) which provides that every holder of a mining right, such as Sibanye-Stillwater, is responsible for any environmental liability, pollution or ecological degradation, the pumping and treatment of polluted or extraneous water and the management and sustainable closure thereof, until a mine closure certificate has been issued. Further, mining right holders are required to fund environmental rehabilitation and remediation costs either by making a deposit administrated by the Minister of Mineral Resources, contributing into South African environmental trust funds or by securing a financial guarantee.

Sibanye-Stillwater has incurred and may in the future incur significant costs to comply with environmental, health and safety requirements imposed under existing or new legislation, regulations or permit requirements, or to comply with changes in existing laws and regulations or the manner in which they are applied. These costs could have a material adverse effect on Sibanye-Stillwater's business, results of operations and financial condition. For example, the regulations that determine the extent of financial provision required for funding environmental rehabilitation and remediation costs (published in Government Notice Regulation (GNR) 1147 of 20 November 2015, as amended on 26 October 2016) expressly require financial provision to be set aside for annual rehabilitation and remediation. They also require financial provision for decommissioning and closure activities at the end of prospecting, exploration, mining or production operations and place an emphasis on the need for adequate financial provision for latent or residual environmental impacts (including the pumping and treatment of polluted or extraneous water), which mines often did not fully provide for in the past. On 17 January 2020, the period for compliance with these regulations was extended to 19 June 2021. Generally, these regulations are strongly opposed by the mining industry, and there has been a concern about ambiguity in some of the provisions of the regulations, and how these provisions can be operationalised within the prescribed timeframes. In an attempt to address these issues, the new draft financial provision regulations were published for comment in 2019. One of the more onerous proposed provisions is the inclusion of 15% VAT in all closure provisions. If this provision is adopted, the inclusion of 15% VAT would add approximately an additional R1.52 billion to Sibanye-Stillwater’s total closure liability for its South African operations (based on figures as at 31 December 2019). However, the new financial provision regulations have not yet been finalised and the mining industry is continuing to engage with the relevant policy makers in an attempt to secure a less onerous legal framework.

Sibanye-Stillwater has been, and may in the future also be subject to litigation and other costs as well as actions by authorities relating to environmental, health and safety matters, including mine closures, the suspension of operations and prosecution for mining accidents as well as significant penalties and fines for non-compliance. The South African Constitution and NEMA, as well as various other related pieces of legislation enacted and implemented since 1996, grant legal standing to a wide range of interest groups to institute legal proceedings to enforce their environmental rights, which are enforceable against private entities as well as the South African government. In the future, Sibanye-Stillwater may also be subject to litigation in South Africa brought by members of the community affected by environmental-related impacts, as well as NGOs and public bodies. In this regard, recent case law in South Africa has provided a precedent for private prosecution by environmental NGOs for environmental infringements.

In addition, pursuant to NEMA, the South African government is required to appoint environmental management inspectors who will monitor the compliance of mining companies, as well as the enforcement of provisions insofar as it relates to prospecting, exploration, mining or production.

As environmental laws and regulations are becoming more complex and stringent and as the enforcement of environmental legislation becomes more consistent, Sibanye-Stillwater’s environmental management plans and/or programmes, licences and other environmental authorisations may be the subject of increasingly strict interpretation or enforcement or become more comprehensive and complex. This could result in increased capital or operating expenditure or financial or other penalties and/or the suspension or loss of Sibanye-Stillwater’s mining rights as well as its licence to operate. For example, Sibanye-Stillwater faces increasing challenges and costs at its operations in order to comply with its statutory obligations in terms of applicable environmental law and regulations (e.g. in relation to carbon tax), as well as onerous licence and authorisation requirements. As a result, Sibanye-Stillwater could face material cost overruns and financial pressures in meeting these compliance obligations. The occurrence of any of these risks could have a material adverse effect on Sibanye-Stillwater’s business, financial condition, results of operations and prospects.

The principal health risks associated with Sibanye-Stillwater’s mining operations arise from occupational exposure and community environmental exposure to silica dust, noise and certain hazardous substances, including toxic gases and radioactive particulates. The most significant occupational diseases affecting Sibanye-Stillwater’s South African workforce include lung diseases (such as silicosis, tuberculosis, a combination of the two and chronic obstructive airways disease) as well as noise induced hearing loss. Employees have sought and may continue to seek, compensation for certain illnesses, such as silicosis, from their employer under workers compensation and also, at the same time, in a civil action under common law (either as individuals or as a class). Such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Sibanye-Stillwater’s South African mines.

Five separate class action certification applications were filed against Sibanye-Stillwater and several other South African mining companies. The applications were to certify current and former gold mine workers and their dependents who have contracted or died from silicosis and tuberculosis. In August 2013, a notice in terms of rules 10 and 11 of the Uniform Rules of Court was delivered to the respondents in all five separate class action certification applications. The applicants gave notice of their intent to consolidate the five class action certification applications, and to join certain additional applicants. The consolidation, joinder and amendments were not opposed by any of the respondents. Accordingly, in October 2013, the consolidation and joinder applications were granted. Furthermore, the amended pages were delivered in October 2013. In view thereof, all five previously separate applications were effectively consolidated as Case No. 48226/12.

Sibanye-Stillwater Form 20-F 2019	400

RISK FACTORS continued

The class action certification application was argued in October 2015. A full bench of the Gauteng Division High Court certified the consolidated class in May 2016. The certification of the class means that the claimants were able to sue the mining companies as a class. The class members would, however, still have to prove their claims as required by the law.

Various respondents to the class action certification application filed an application for leave to appeal the class action certification application judgment. Heads of arguments were exchanged by the parties and the matter was argued before a full bench in June 2016. An oral judgment was handed down in the application for leave to appeal in June 2016, whereby leave to appeal to the Supreme Court of Appeal against the transmissibility of general damages was granted and the leave to appeal the certification of the class action was denied.

Following the refusal to grant leave to appeal the certification of the class action, various respondents filed petitions in the Supreme Court of Appeal in July 2016. The Supreme Court of Appeal subsequently granted leave to appeal the certification of the class action. In January 2018, the Supreme Court of Appeal granted a postponement of the argument of leave to appeal in an attempt to further settlement discussions between the parties.

In May 2018, several South African mining companies, including Sibanye-Stillwater (collectively the Gold Working Group) agreed to a class action settlement agreement with the claimants (the Settlement Agreement). The Settlement Agreement provides compensation to all eligible workers suffering from silicosis or tuberculosis who worked in the Gold Working Group’s mines from 12 March 1965 to the effective date of the Settlement Agreement. The Settlement Agreement is subject to certain suspensive conditions, including that an unconditional order of court, sanctioning the Settlement Agreement to make the Settlement Agreement an order of court, is obtained from the Gauteng Division High Court. The Settlement Agreement was finally approved by the Gauteng Division High Court on 26 July 2019. DRDGOLD is not a party to the Gold Working Group’s mediated settlement agreement and maintains the view that it is too early to consider settlement of the matter and to quantify any potential liability. For further information, see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 29: Occupational healthcare obligation. In December 2019, the Sibanye-Stillwater entered into a R1.4billion guarantee facility with Nedbank Limited in relation to the obligations under the Settlement Agreement. The payment of compensation for the claims may have an adverse financial impact on Sibanye-Stillwater.

Any new regulations, potential litigation or any changes to health and safety laws which increase the burden of compliance or the penalties for non-compliance may cause Sibanye-Stillwater to incur further significant costs and could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial position.

Regulators, such as the DMRE, can and do issue, in the ordinary course of operations, instructions, such as Section 54 orders, following safety incidents or accidents to partially or completely halt operations at affected mines. Historically, safety orders, such as Section 54 orders, have been more prevalent in the PGM industry, and as such, the Rustenburg, Kroondal and Marikana operations are at a heightened risk of being affected by stoppages resulting from such orders. In addition, South Africa’s deputy Minister of Mineral Resources has stated that the ministry may increase sanctions, including closures, for mines in which fatalities occur because of violations of health and safety rules. In fiscal 2019, Sibanye-Stillwater’s gold operations experienced 85 Section 54 work stoppages (2018: 219, 2017: 204 and 2016: 171) and 35 Section 54 orders at the South African PGM operations (2018: 44, 2017: 26 and 2016: 55). It is Sibanye-Stillwater’s policy to halt production at its operations when serious accidents occur in order to assess the situation and, if necessary, retrain workers. In addition, there can be no assurance that unions will not take industrial action in response to such accidents, which could lead to losses in Sibanye-Stillwater’s production. Any additional stoppages in production, or increased costs associated with such incidents, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition. Such incidents may also negatively affect Sibanye-Stillwater’s reputation with, among others, employees, unions and regulators.

United States

In the United States, Sibanye-Stillwater is subject to extensive federal, state and local environmental rules and regulations, including regulations associated with the implementation of the Clean Air Act, Clean Water Act, Resource Conservation and Recovery Act, Metal Mine Reclamation Act, and numerous permit stipulations as documented in the Record of Decision for each operating entity, including those related to the protection of threatened and endangered species under the Endangered Species Act. Sibanye-Stillwater’s joint ventures (JVs) in Canada and Argentina are subject to analogous federal and provincial rules and regulations in those respective countries. The body of environmental laws is continually changing and, as a general matter, is becoming more restrictive. Compliance with these regulations requires Sibanye-Stillwater to obtain permits issued by federal, state, provincial and local regulatory agencies. Failure to comply with applicable environmental laws, regulations and permitting requirements, whether now or in the future, may result in enforcement actions, including orders issued by regulatory or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Non-renewal of permits, the inability to secure new permits, or the imposition of additional conditions could eliminate or severely restrict Sibanye-Stillwater’s ability to conduct its operations.

Sibanye-Stillwater’s existing mining operations in the United States are located adjacent to the Absaroka-Beartooth Wilderness Area and are situated approximately 30 miles from the northern boundary of Yellowstone National Park. While Sibanye-Stillwater works closely and cooperatively with local environmental organisations, the Montana Department of Environmental Quality and the United States Forest Services, there can be no assurance that future political or regulatory efforts will not further restrict or seek to terminate Sibanye-Stillwater’s operations in this sensitive area. In addition, environmental hazards or damage may exist on mineral properties held by Sibanye-Stillwater that were caused by previous owners or operators or that may have occurred naturally, and that are unknown to Sibanye-Stillwater at the present time. In some cases, Sibanye-Stillwater could be required to remedy such damage.

Sibanye-Stillwater’s US mining activities are also subject to extensive laws and regulations governing occupational health and safety, including mine safety, toxic substances and other matters. The costs associated with compliance with such laws and regulations are substantial. Sibanye-Stillwater employs various measures in its operating facilities in an effort to protect the health and safety of its workforce. Underground mines in the United States, including the Stillwater and East Boulder Operations, are continuously inspected by the MSHA, which inspections can lead to

Sibanye-Stillwater Form 20-F 2019	401

RISK FACTORS continued

notices of violation. Any of Sibanye-Stillwater’s US mines could be subject to a temporary or extended shut down as a result of a violation alleged by the MSHA. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of operations and delays in the development of new properties.

Sibanye-Stillwater is required to post and maintain surety for its reclamation obligations, which are substantial. At 31 December 2019, Sibanye-Stillwater had US$43.6 million of outstanding environmental surety bonds in the United States. Such reclamation obligations generally increase over time as costs rise and the physical extent of mining operations expands. Failure to secure and maintain adequate surety coverage could result in the operating permits of such mines being revoked and mining operations terminated.

In addition to formal regulatory requirements, Sibanye-Stillwater’s US operations are party to environmental and social collaborations with local communities and interest groups that are rooted in the Good Neighbor Agreement (GNA). The GNA legally binds Sibanye-Stillwater to certain commitments and holds it to higher standards than federal and state regulations require. These commitments include regular, transparent, and productive interaction with all affected stakeholders, which primarily includes three local stakeholder organisations that meet regularly with Sibanye-Stillwater to discuss operations, future planning, and other issues, including direct impacts on local communities, such as traffic volumes. This framework provides a mechanism for the general public to voice concerns and to become informed on operations.

Failure to comply with any of its regulatory or other commitments could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Regulation of greenhouse gas (GHG) emissions and climate change issues may materially adversely affect Sibanye-Stillwater’s operations

Energy is a significant input and cost to Sibanye-Stillwater’s mining and processing operations, with its principal energy sources being electricity, purchased petroleum products, coal, propane and natural gas. A number of governments or governmental bodies, including the United Nations Framework Convention on Climate Change, have introduced or are contemplating regulatory changes in response to the potential impact of climate change. Many of these contemplate restricting GHG emissions in jurisdictions in which Sibanye-Stillwater operates.

The South African government introduced a carbon tax under the Carbon Tax Act (Carbon Tax Act) with effect from 1 June 2019. The first phase of the Carbon Tax Act applies to the so-called “Scope 1” emissions from 1 June 2019 to 31 December 2022. Under the first phase, the introduction of the carbon tax is not expected to have an immediate impact on the price of electricity. Accordingly, although the basic rate is R120 per tonne, allowances under the Carbon Tax Act result in a carbon tax rate ranging from R6 to R48 per tonne of carbon dioxide equivalent emissions (CO2e) emitted. The South African government indicated that a review of the impact of carbon tax will be conducted before the second phase, after at least three years of implementation of the carbon tax.

Simultaneously with the introduction of the carbon tax under the Carbon Tax Act, a carbon fuel levy was introduced under the Customs and Excise Act, as part of the current South African fuel levy regime. The carbon fuel levy now includes a carbon levy, which applies to stationary and non-stationary mobile emissions resulting from the use of liquid fuels, mostly petrol and diesel. The carbon fuel levy on diesel, which came into effect on 5 June 2019, is 8c/litre. In addition, a notice published in the South African Government Gazette on 31 May 2019, provided that the carbon fuel levy was excluded from the diesel refund regime. As such, a person who becomes liable for the carbon fuels levy, will not be able to claim a refund on the 8c/litre of diesel paid in respect of the carbon fuel levy on diesel.

In addition, the Department of Environment, Forestry and Fisheries (DEFF) is currently working on draft legislation that will impose so-called “carbon budgets” on entities in identified high-emitting industries, including mining. The “carbon budgets” are intended to operate as statutory limits for CO2e, emissions in excess of which may entail a fine or other punitive measures. The National Treasury and the DEFF discussed the options for aligning the carbon tax with the carbon budgets during several meetings held in June and July 2018. Since the Climate Change Bill has not been promulgated, the Carbon Tax Act has not been drafted to reflect this alignment at this stage. Once the Climate Change Bill is assented to as an act of parliament, the Carbon Tax Act can then be amended, accordingly.

While certain aspects of the carbon tax remain uncertain, the direct financial implications of the carbon tax for Sibanye-Stillwater, in today’s terms, at the 2019 carbon footprint and at the basic rate of R120 per tonne of CO2e, would be approximately R3.3 million for the period 1 June 2019 to 31 December 2019 (or R6 million annualised) on the basis that electricity (i.e. Scope 2 emissions) is excluded. In other words, Sibanye-Stillwater’s final liability will be affected by the finalisation of the greenhouse gas reporting regulations and extent to which it is able to make use of the full suite of allowances that are built into the carbon tax design. The first payment of the carbon tax is due by 30 July 2020.

In addition, a number of other regulatory initiatives are underway in countries in which Sibanye-Stillwater operates that seek to reduce or limit industrial GHG emissions. These regulatory initiatives will be either voluntary or mandatory and are likely to impact Sibanye-Stillwater’s operations directly or by affecting the cost of doing business, for example by increasing the costs of its suppliers or customers. Inconsistency of regulations particularly between developed and developing countries may affect both Sibanye-Stillwater’s decision to pursue opportunities in certain countries and its cost of operations.

In the United States, Sibanye-Stillwater is subject to legislative and regulatory initiatives that are underway to limit GHG emissions. The US Congress has considered legislation that would control GHG emissions through a “cap and trade” programme and several US states have already implemented programmes to reduce GHG emissions. In addition, the US Supreme Court determined in a 2007 ruling that GHG emissions are “air pollutants” within the meaning of the federal Clean Air Act. In response the US Environmental Protection Agency (the EPA) promulgated an endangerment finding paving the way for regulation of GHG emissions under the Clean Air Act. In 2010, the EPA issued a final rule, known as the “Tailoring Rule”, which makes certain large stationary sources and modification projects subject to permitting requirements for GHG emissions under the Clean Air Act. In June 2014, the US Supreme Court invalidated portions of the federal Tailoring Rule, but the ruling upheld the EPA’s authority to require new or modified facilities that are already subject to permitting requirements for conventional pollutants to comply with Best Available Control Technologies (BACT) for GHGs, as well. In 2015, the EPA rescinded the portions of the Tailoring Rule that had been overturned

Sibanye-Stillwater Form 20-F 2019	402

RISK FACTORS continued

by the Supreme Court. However, the EPA indicated that new or modified sources subject to permitting for conventional pollutants will be required to access BACT for GHG if the new source or the modification will result in an annual increase of 75,000 tons per year of CO2e.

In 2009, the EPA issued a final rule requiring the reporting of GHGs from specified large GHG emission sources in the United States beginning in 2011. The Stillwater Operation holds a Title V Major Air Quality Permit, which requires Sibanye-Stillwater to annually calculate the GHG emissions from the Stillwater Operation and compare these amounts against reporting thresholds. Because current levels are below reporting thresholds, the Stillwater Operation is not currently required to report GHG emissions. Additionally, the assessment of GHG emissions is becoming an increasingly important part of US National Environmental Policy Act (NEPA) assessments, and as a result, Sibanye-Stillwater may be required to mitigate its GHG emissions in connection with any future NEPA review.

A great deal of debate continues to ensue surrounding GHG regulation in the US. As a result, further regulatory, legislative and judicial developments are difficult to predict. Due to the uncertainties surrounding the regulation of and other risks associated with GHG emissions, Sibanye-Stillwater cannot predict the financial impact of future US GHG regulations and related developments on the Stillwater operations.

There can be no assurance that Sibanye-Stillwater will be able to meet its voluntary targets relating to GHG emissions or comply with targets that may be imposed upon the mining industry by external regulators. Furthermore, additional, new and/or different regulations in this area, such as the imposition of stricter limits than those currently contemplated, could be enacted, all of which could have a material adverse effect on Sibanye-Stillwater’s business, financial condition, results of operations and prospects. Furthermore, the potential physical impacts of climate change on Sibanye-Stillwater’s operations are highly uncertain and may adversely impact the cost, production and financial performance of Sibanye-Stillwater’s operations.

Sibanye-Stillwater’s operations are subject to water use regulation, which could impose significant costs and burdens

Sibanye-Stillwater’s operations are subject to regulatory controls on their usage and disposal of water and waste. Under South African law, mining operations are subject to water use licences and/or authorisations that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges.

A water use licence for Driefontein was issued on 9 March 2017. In December 2018, Sibanye-Stillwater received amendments relating to Driefontein’s water use licence from the Water Use Authorisation Assessment and Authorisation Committee (WUAAC), following which Sibanye-Stillwater responded with minor corrections. The licence is currently under review by the South African Department of Water and Sanitation (DWS). On 16 September 2019, a general authorisation was issued to Driefontein for the reclamation of rock dump material and the rehabilitation of the associated area.

Beatrix received a water use licence on 26 July 2019 and an amendment for corrections to the water use licence was submitted on 6 January 2020, which is currently under review by the DWS.

The Rand Uranium section of the Cooke operations was issued a water licence on 22 November 2013 and on 17 July 2015 for the backfill operations. The water licence defines the water management regulatory requirements for the Cooke surface operations, as well as for the Cooke 1, 2 and 3 underground mining operations. In 2017, an Integrated Water Use Licence Application (IWULA) was submitted for Rand Uranium but no decision on the application has been received though the regulatory timeframe to receive a decision has elapsed.

The Ezulwini Mining Company (Proprietary) Limited (Cooke 4) was issued a new order water use licence on 11 June 2015 and a request was made for changes to some of the conditions on 7 September 2015. In 2017, an amendment application was submitted for the proposed partial closure of Ezulwini general authorisation was received for the reclamation of impacted wetlands on 2 March 2018.

Burnstone operates under a water use licence that was issued on 23 July 2010, and as this licence was granted over seven years ago, on 3 July 2019, an IWULA application was submitted to ensure all activities are appropriately licenced. This application is currently under review by the DWS.

Kloof received an updated water use licence on 7 July 2016 and an amendment to apply for corrections to the water use licence was submitted in December 2016, which is currently under review by the DWS.

The Kroondal operations operate under two water use licences issued by the DWS: (i) the Kroondal operations water use licence (issued on 24 May 2018); and (ii) the Kwezi operation water use licence (issued on 24 June 2011). An IWULA was submitted to DWS in relation to the Kroondal operations’ K6 shaft. The Marikana portion of the Kroondal operations operates under two separate water use licences: (i) the Marikana platinum mine water use licence (issued on 4 October 2013); and (ii) the Marikana operation west-west open pit tailings storage facility (issued on 17 March 2016). A consolidation application relating to Marikana’s existing water use licences was submitted to the DWS in 2016 and is under review. The Rustenburg operations have a consolidated water use licence, which was issued on 16 January 2018. Sibanye-Stillwater is engaged with the DWS in relation to outstanding issues with respect to the water use licences relating to Rustenburg’s operations.

Sibanye-Stillwater expects to incur significant expenditure to achieve and maintain compliance with the licence requirements at each of its operations. Any failure on Sibanye-Stillwater’s part to achieve or maintain compliance with the requirements of these licences with respect to any of its operations could result in Sibanye-Stillwater being subject to substantial claims, penalties, fees and expenses, significant delays in operations, criminal proceedings or the revocation of the relevant water use licence, which could curtail or halt production at the affected operation. Any of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater has identified a risk of potential long-term AMD issues which are currently being experienced by peer mining groups. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings dams and pits on the surface. Should Sibanye-Stillwater’s current preventative measures not be successful, such that Sibanye-Stillwater were to experience any AMD challenges, it could result in failure to comply with its water use licence requirements and could expose Sibanye-Stillwater to potential liabilities and unforeseen costs associated with the pumping and treatment of polluted or extraneous water.

Sibanye-Stillwater Form 20-F 2019	403

RISK FACTORS continued

Sibanye-Stillwater’s mineral reserves are estimates based on a number of assumptions, which, if changed, may require Sibanye-Stillwater to lower estimated mineral reserves

The mineral reserves of Sibanye-Stillwater are estimates based on assumptions regarding, among other things, Sibanye-Stillwater’s costs, expenditures, commodity prices, currency exchange rates, metallurgical and mining recovery assumptions, which may prove inaccurate due to a number of factors, many of which are beyond its control. For example, at the Stillwater Operation, unexpected geologic conditions, particularly faulting, have been, and can expect to be encountered as mining proceeds. The effect of faulting and its effects on geologic units that are close to the J-M Reef in some areas can result in additional dilution of ore grade during mining operations. In the event that Sibanye-Stillwater adversely revises any of the assumptions that underlie its mineral reserves, this may result in a revision of mineral reserves. In addition, mineral reserve estimates depend to some extent on statistical inferences drawn from limited drilling samples, which may prove to be unreliable or unrepresentative. Should Sibanye-Stillwater encounter mineralisation or formations at any of its mines or projects different from those predicted by drilling, sampling and similar examinations, mineral reserve estimates may have to be adjusted and mining plans may have to be altered. Any downward revision in Sibanye-Stillwater’s mineral reserves and, over the longer term, any failure to replace reserve ounces as they are mined may have a material adverse effect on its business, operating results, life of operations and financial condition.

If any of Sibanye-Stillwater’s operations do not perform in line with its expectations, Sibanye-Stillwater may be required to write down the carrying value of its long term assets, which could affect Sibanye-Stillwater’s profitability and the ability to pay dividends

Under the IFRS, Sibanye-Stillwater is required to test the carrying value of long term assets or cash-generating units for impairment at least annually and more frequently if it has reason to believe that its expectations for the future cash flows generated by these assets may no longer be valid. If the results of operations and cash flows generated by Sibanye-Stillwater’s gold and PGM operations are not in line with its expectations, it may be required to write down the carrying value of the investment. Any write down could materially affect Sibanye-Stillwater’s business, operating results, operations and financial condition.

Our business is subject to high fixed costs which may impact its profitability

The mining industry, particularly the gold and PGM mining industry, is generally labour intensive and characterised by high fixed costs on a short-term operating basis. The majority of operating costs of each mining operation does not vary significantly with the production rate and, therefore, a relatively small change in productivity as a result of, for example, strikes or other work stoppages could have a disproportionate effect on operating and financial results. Costs are generally more stable than revenues, the latter being driven by commodity price and currency exchange rates, which can be volatile. Accordingly, changes in revenue due to commodity price or currency exchange rate movements could have a material adverse effect on Sibanye-Stillwater’s growth or financial performance. Above-inflation increases in fixed costs such as labour or electricity costs may cause parts of Sibanye-Stillwater’s resources to become uneconomical to mine and lead to the closure of marginal shafts or other areas at its operations. This would impact on planned production levels and declared reserves and could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition. See Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance—Costs.

Power stoppages, fluctuations and usage constraints may force Sibanye-Stillwater to halt or curtail operations

Electricity supply in South Africa has been constrained over the past five years, leading to multiple power disruptions, including temporary periods of load curtailment and load shedding. For example, in October 2019, Eskom, South Africa’s national electricity utility company, re-initiated load curtailment and shedding and has since continued to experience supply constraints. In December 2019, following breakdowns in Eskom’s generating plants, load shedding rose to stage 6 (the national grid was short of 6,000 MW) and load curtailment was elevated to “essential load requirement”, resulting in the scaling back and/or closing of certain of Sibanye-Stillwater’s PGM operations in South Africa. Eskom’s inability to fully meet the country’s demand has led, and may continue to lead, to rolling blackouts, unscheduled power cuts and surveillance programmes to ensure non-essential lighting and electricity appliances are powered off as well as load curtailment for our PGM operations in South Africa. There is no assurance that Eskom’s efforts to protect the national electrical grid will prevent a partial or complete national blackout, which would have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition. In addition, any future load curtailments could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

During certain periods of supply-constraint, Eskom has previously burned significant amounts of diesel to run its gas turbines while concurrently losing electricity sales as a result of load shedding or curtailment. This has contributed to Eskom’s ongoing financial difficulties and above inflation tariff applications to the National Energy Regulator of South Africa (NERSA). Eskom has expressed concern that the electricity tariff increases previously approved by NERSA may not be adequate to prevent future electricity interruptions and is currently challenging NERSA’s decisions relating to the most recent Regulatory Clearing Account (RCA) determination, the 2018-2019 revenue-determination and the multi-year price determination (MYPD) in court. See —Power cost increases in South Africa and elsewhere may adversely affect Sibanye-Stillwater’s results of operations.

Although operations management has been able to comply with the curtailment requirements in response to the load curtailment events experienced in the fourth quarter of fiscal 2018, the first quarter of 2019 and the fourth quarter of 2019, without incurring material production losses, there can be no guarantee that Sibanye-Stillwater will be able to comply with such curtailment requirements without incurring material production losses in the future.

In addition to supply constraints, labour unrest in South Africa has disrupted, and may in the future disrupt, the supply of coal to power stations operated by Eskom or may incapacitate the power stations directly, resulting in curtailed supply. For example, in June 2018, during wage negotiations, workers embarked on an illegal strike, which resulted in power constraints and load curtailment. Despite the fact that Eskom has adopted a policy of asking households to reduce usage before asking industrial users to do so in order to reduce the economic impact of such

Sibanye-Stillwater Form 20-F 2019	404

RISK FACTORS continued

disruptions, Eskom has warned that power constraints will continue, as experienced during the fourth quarter of fiscal 2018, first quarter of fiscal 2019 and fourth quarter of fiscal 2019.

In February 2019, the President of South Africa announced the vertical unbundling of Eskom. While full state ownership will be maintained, the unbundling is expected to result in the separation of Eskom’s generation, transmission and distribution functions into separate entities, which may require legislative and/or policy reform. It is expected that this process will take time to implement, causing continued poor reliability of the supply of electricity and an instability in prices and a possible tariff increase above inflation, which are expected to continue through the unbundling process. Should Sibanye-Stillwater experience further power tariff increases, its business operating results and financial condition may be adversely impacted.

In addition, to a lesser degree, power fluctuations have occurred and do occur at Sibanye-Stillwater’s US operations, which can cause operational outages.

Any further disruption or constraint in the electrical power supply available to Sibanye-Stillwater’s South African-based operations or power fluctuations at Sibanye-Stillwater’s US operations could have a material adverse effect on its business, operating results and financial condition.

Power cost increases in South Africa and elsewhere may adversely affect Sibanye-Stillwater’s results of operations

Sibanye-Stillwater’s mining operations in South Africa depend upon electrical power generated by the state-owned power supply utility, Eskom. See ―Power stoppages, fluctuations and usage constraints may force Sibanye-Stillwater to halt or curtail operations. Eskom supplies approximately 95% of the country’s electricity needs. The electricity supply industry in South Africa, including Eskom tariffs, is regulated by NERSA. Eskom tariffs are determined through a consultative MYPD process, with occasional tariff increase adjustments under the Regulatory Clearing Account (RCA) mechanism. In the most recent MYPD process, NERSA granted Eskom tariff increases of 9.42% (later adding an additional 4.4%) for the period 2019 to 2020, 8.1% for the period 2020 to 2021 and 5.22% for the period 2021 to 2022. The South African government provided Eskom with an additional R69 billion bailout over a three-year period, from 2019 to 2021. Eskom subsequently challenged the MYPD, RCA and NERSA’s treatment of the bailout as a tariff subsidy in South African court. The South African court dismissed the urgent nature of the Eskom submission, but has not decided on the merits of the case. Eskom’s electricity tariffs would increase only if Eskom ultimately receives a favourable judgment from the court on the merits. Should all three applications be granted and liquidated in one year, this could result in approximately a 34% tariff increase. As noted above under —Power stoppages, fluctuations and usage constraints may force Sibanye-Stillwater to halt or curtail operations, Eskom is expected to be vertically unbundled resulting in the separation of its generation, transmission and distribution functions. Poor reliability of the supply of electricity and instability in prices through the unbundling process is expected to continue. Should Sibanye-Stillwater experience further power tariff increases, its business operating results and financial condition may be adversely impacted.

In the United States, power costs are openly traded and can fluctuate based on power outages across the United States. Over the longer term, changes in the US energy market, including a potential movement away from coal power, may increase the operating cost of Sibanye-Stillwater’s US operations, which could have a material adverse effect on its business, operating results and financial condition.

If Sibanye-Stillwater loses senior management or is unable to hire and/or retain sufficient technically skilled employees or sufficient HDSA representation in management positions in South Africa, Sibanye-Stillwater’s business may be materially adversely affected

Our ability to operate or expand effectively depends largely on the experience, skills and performance of its senior management team and technically skilled employees. However, the global mining industry, especially in South Africa, including Sibanye-Stillwater, continues to experience a shortage of qualified senior management and technically skilled employees. Sibanye-Stillwater may be unable to hire or retain (due to departure or unavailability) appropriate senior management, technically skilled employees or other management personnel, or it may have to pay higher levels of remuneration than it currently intends in order to do so. In the United States, Sibanye-Stillwater depends on experienced management and other key personnel in order to maintain its operations and support its projects. A loss of key management or other personnel at Sibanye-Stillwater’s US operations could prevent Sibanye-Stillwater from capitalising on business opportunities in the United States, as prior to the Stillwater Acquisition, Sibanye-Stillwater did not have any operational experience with the acquired assets or in the United States.

Additionally, as a condition of Sibanye-Stillwater’s mining rights in South Africa, it must ensure sufficient HDSA participation in its management and core and critical skills and failure to do so could result in fines or the loss or suspension of its mining rights. See —Sibanye-Stillwater’s mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute. Sibanye-Stillwater is also legislatively required to take proactive steps to achieve an equitable representation of HDSAs at all occupational levels and to report on the extent to which its plan is being achieved. If Sibanye-Stillwater is unable to hire or retain appropriate management and technically skilled personnel or is unable to obtain sufficient HDSA representation in management positions, or if there are not sufficient succession plans in place, this could have a material adverse effect on Sibanye-Stillwater’s business, result in the imposition of fines and have a negative effect on production levels, operating results and financial position.

The failure of a tailings storage facility could negatively impact Sibanye-Stillwater’s business, reputation, operating results and financial condition

Mining companies face inherent risks in their operation of tailings storage facilities. Tailings storage facilities are engineered structures built for the containment of the uneconomical milled ore residue and water, known as tailings. The use of tailings storage facilities exposes Sibanye-Stillwater to certain risks, including the failure of a tailings dam due to events such as high rainfall, snow melt, overtopping of the dam, piping or seepage failures. The potential occurrence of a dam failure at one of Sibanye-Stillwater’s tailings storage facilities could lead to the loss of human life and/or extensive property and environmental damage.

Sibanye-Stillwater Form 20-F 2019	405

RISK FACTORS continued

Sibanye-Stillwater maintains measures to manage its dams’ safety, including compliance with the International Council on Mining and Metals’ Tailings Governance Position Statement, Sibanye-Stillwater’s Code of Practice, and undertakes routine reviews by independent consulting companies. Although Sibanye-Stillwater has a tailings storage facility management system, the effectiveness of its designs, construction quality or regular monitoring cannot be guaranteed throughout its operations and it cannot be guaranteed that these measures will prevent the failure of one or more of its tailings dams or that such potential failure will be detected in advance. In addition, although Sibanye-Stillwater generally requires its partners to maintain such systems, it cannot guarantee that its partners maintain similar safety precautions or monitoring systems on their tailings storage facilities. There is no assurance that any safety measures implemented will prevent the failure of any tailings storage facility.

The failure of a tailings storage facility will lead to multiple legal proceedings and investigations, which could include securities class actions, criminal proceedings and public civil actions (against Sibanye-Stillwater or individuals) for significant amounts of damages. Furthermore, the elimination of the “conventional” practice of storing wet tailings (e.g. alternatively filtering, “dry” stacking and compacting the tailings) could require the research and development of new technologies, which could lead to additional large expenditures. As a result of the 2015 and January 2019 dam failures in Brazil, as well as in Canada in 2014 (neither of which are associated with Sibanye-Stillwater) or as a result of future dam failures, additional environmental and health and safety laws and regulations may be forthcoming globally, including in jurisdictions where Sibanye-Stillwater operates, which may ban the storage of wet tailings completely. In addition, changes in laws and regulations may impose more stringent conditions in connection with the construction of tailings dams, particularly with respect to upstream tailings dams which could also be made illegal, the licensing process of projects and operations and increased criminal and civil liability for companies, officers and contractors.

Furthermore, the unexpected failure of a dam at a tailings storage facility could lead to the need for a large expenditure on contingencies and on recovering the regions and people affected, extensive and permanent environmental damage and the payment of penalties, fines or other money damages.

The occurrence of any of such risks could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

To the extent that Sibanye-Stillwater seeks to expand further through acquisitions or enters into business combination transactions, it may experience delays or other issues in executing acquisitions or combinations or managing and integrating the acquisitions or combinations with its existing operations

Sibanye-Stillwater has pursued, is pursuing and may continue to pursue growth opportunities through acquisitions and business combination transactions, in order to enhance or sustain its ability to pay an industry-leading dividend and to allow it to consolidate operations, increase scale and implement best practices across operations. Sibanye-Stillwater has also entered, and may continue to seek to enter, mining sectors related to its existing operations through acquisitions or other business combination transactions. For example, between 2016 and 2019, Sibanye-Stillwater acquired the Rustenburg, Aquarius Platinum Limited (Aquarius), Stillwater and Marikana operations. Further growth may occur through the acquisition of other companies and assets, business combinations, development projects, or by entering into JVs.

The Stillwater Acquisition has expanded Sibanye-Stillwater’s operations to new geographies in which Sibanye-Stillwater has no prior operational experience. As an operator of mines in the United States, Sibanye-Stillwater is now exposed to an increase in US reporting requirements with which it may have difficulties complying. In addition, Sibanye-Stillwater, at a corporate level, has limited experience with the MSHA, which oversees and enforces regulations pertaining to the health and safety of workers at Sibanye-Stillwater’s US operations.

Sibanye-Stillwater’s recent acquisitions have led to increased costs related to ensuring governance, regulatory, legal and accounting compliance across multiple regions. Any future acquisitions, business combinations or JVs may change the scale of Sibanye-Stillwater’s business and operations and may expose it to new geographical, geological, commodity, political, social, labour, operational, financial, legal, regulatory and contractual risks. Further, the acquisition of any assets that produce commodities other than gold or PGMs will expose Sibanye-Stillwater to the risk of operating in an environment and market with which its management has less experience. In addition, to the extent Sibanye-Stillwater participates in the development of a project through a JV or any other multi-party commercial structure, there could be disagreements, legal or otherwise, or divergent interests or goals among the parties, which could jeopardise the success of the project. There can be no assurance that any acquisition, business combination or JV, including the Lonmin Acquisition or the acquisitions of Stillwater, the Rustenburg Operations and Aquarius, or the acquisition of any new mining assets or operations, will achieve the results intended, and, as such, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater faces intense competition for the acquisition of attractive mining properties. From time to time, Sibanye-Stillwater evaluates the acquisition of ore reserves, development properties or operating mines, either as stand-alone assets or as part of existing companies. The decision to acquire these properties may be based on a variety of factors, including historical operating results, estimates and assumptions regarding the extent of the ore reserve, cash and other operating costs, gold and other mineral prices, projected economic returns and evaluations of existing or potential liabilities associated with the relevant property and its operations and how these factors may change in the future. Other than historical operating results, these factors are uncertain and could have an impact on revenue, cash and other operating costs, as well as the process used to estimate the ore reserve.

The integration of any acquired assets requires management capacity. There can be no assurance that Sibanye-Stillwater’s current management team has sufficient capacity, or that it can acquire additional skills to supplement that capacity, to integrate any acquired or new assets and operations into Sibanye-Stillwater and to realise cost and operational efficiencies at the acquired assets or maintain those at the existing operations.

Sibanye-Stillwater Form 20-F 2019	406

RISK FACTORS continued

To the extent that Sibanye-Stillwater seeks to further expand its current mining operations, it may experience problems associated with mineral exploration or developing mining projects

In order to expand its operations and reserve base organically, Sibanye-Stillwater relies on its existing exploration programmes and investigates, and may continue to investigate, the exploitation of mineralisation below the current mining levels and infrastructure limits at its operations. Sibanye-Stillwater is currently undertaking brownfields exploration at selected operations in South Africa. Brownfields exploration aimed at the depth extensions of Sibanye-Stillwater’s Beatrix operations is currently underway. In addition, ongoing drilling to further refine existing reserves as well as for the definition of future reserves is currently being undertaken at the Blitz Project. Sibanye-Stillwater has also been undertaking exploration activities in conjunction with its JV partner, Regulus Resources, at the Altar project, a large porphyry-style copper-gold deposit in Argentina, and its JV partner, Generation Mining Limited (Gen Mining), at the Marathon project, a porphyry-style PGM-copper deposit in Canada. Projects of this nature are generally capital intensive, have a long lead time and are subject to risks relating to the location of economic ore bodies, the development of appropriate extractive processes, cost overruns and delays, the receipt of necessary governmental permits and regulatory approvals and the extension of mining and processing facilities at the mining site.

Further, in cases where Sibanye-Stillwater explores the production of commodities other than gold or PGMs, Sibanye-Stillwater may be exposed to further risk of operating in an environment and market of which its management has less experience.

There can be no assurance that any exploration or expansion projects will be successful, partially or at all, and the failure of Sibanye-Stillwater to expand its reserves through such projects could have a material adverse effect on its business, operating results and financial condition.

Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Sibanye-Stillwater’s operations and profits

Sibanye-Stillwater’s results of operations may be affected by the availability and pricing of raw materials and other essential production inputs, including, for example, explosives, fuel, steel, cyanide and other reagents required at its mining and processing operations. The price and quality of raw materials may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors. A sustained interruption in the supply of any of these materials could require Sibanye-Stillwater to find acceptable substitute suppliers and could require Sibanye-Stillwater to pay higher prices for such materials. The prices of certain of Sibanye-Stillwater’s production inputs are impacted by, among other things, the prices of oil and steel, which may be volatile. Any significant increase in the prices of these materials will increase Sibanye-Stillwater’s operating costs and affect production considerations.

Theft of gold, PGM and production inputs, as well as illegal artisanal mining, may occur on some of Sibanye-Stillwater’s properties. These activities are difficult to control, can disrupt Sibanye-Stillwater’s business and can expose Sibanye-Stillwater to liability

Sibanye-Stillwater has experienced and may continue to experience illegal and artisanal mining activities and theft of precious metals bearing materials (which may be by employees or third parties) at its South African-based properties. In June 2017, with the agreement of the NUM, Sibanye-Stillwater prohibited food being taken underground by employees at Cooke in order to prevent support from being provided to illegal miners by employees, following signs of collusion. After the implementation of these and other measures to combat illegal mining, 472 illegal miners surfaced from underground and were arrested. In addition, 77 employees were arrested for assisting illegal miners at Cooke. See —Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity. In addition, at the Gloria mine in Middelburg, South Africa, a recent explosion caused several fatalities and trapped over 20 illegal miners underground. As a result, the government has called for increased security at all South African mines. In 2019, Sibanye-Stillwater experienced 186 incidents of illegal mining at its underground operations, resulting in the arrests of 484 illegal miners and 167 employees for assisting illegal mining activities. During the same period, 628 incidents of illegal mining were detected at Sibanye-Stillwater’s surface operations, resulting in the arrests of 188 illegal miners. In addition, despite security controls being in place, Sibanye-Stillwater has experienced incidents of attempted theft at processing plants and concentrators, which contain material bearing gold and PGS. In 2019, the Minerals Council reported 19 attacks on the gold processing facilities and operations of other gold producers, which resulted in two security personnel being fatally wounded as well as the significant theft of gold and gold-bearing materials.

Rising gold or PGM prices have been known to result in an increase in gold or PGM theft, expected to be principally at its South African-based mines. It is possible that mine owners may be held responsible for the actions of such illegal miners or for any damages, injuries or fatalities that occur due to their actions. The activities of illegal and artisanal miners could also lead to a reduction of mineral reserves, potentially affecting the economic viability of mining certain areas and shortening the lives of the operations, as well as causing possible operational disruption, project delays, disputes with illegal miners and communities, pollution or damage to property for which Sibanye-Stillwater could potentially be held responsible, leading to fines or other costs. Furthermore, regulatory uncertainty relating to the legalisation of currently illegal surface mining activities in South Africa may result in an increase in the scale and extent of such illegal surface mining activities in 2020. The occurrence of any of these events could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Because Sibanye-Stillwater’s operations are regionally concentrated, disruptions in these regions could have a material adverse impact on the operations

The majority of Sibanye-Stillwater’s gold mining operations are located in the north western and south western margins of the Witwatersrand Basin in South Africa, and its South African platinum operations, including the recently acquired Marikana operations, are located in the Western Bushveld Igneous Complex (BIC) in close proximity to the town of Rustenburg in the North West Province. Sibanye-Stillwater’s US operations are concentrated in the state of Montana. As a result, any adverse economic, political or social conditions affecting these regions or surrounding

Sibanye-Stillwater Form 20-F 2019	407

RISK FACTORS continued

regions, as well as natural disasters or coordinated strikes or other work stoppages, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations may disrupt its business or may lead to greater social or regulatory impositions on Sibanye-Stillwater

There are a number of informal settlements located in the vicinity of some of Sibanye-Stillwater’s South African-based operations. These settlements are populated by mining company employees (including Sibanye-Stillwater employees), the families of mining company employees and others. As at 31 December 2019, approximately 68% of Sibanye-Stillwater’s South African-based workforce opted to receive a “living out allowance” and management expects that a number of these individuals reside in informal settlements. In recent years, the size of these settlements has grown substantially. Poor living conditions in these settlements may lead to the spread of disease or other health hazards, which may increase absences or affect the productivity of employees. The population of such settlements or the surrounding communities may also demand jobs, social services or infrastructure from the local mining operations, including Sibanye-Stillwater. Any such demands or other demands from these communities may lead to increased costs or regulatory burdens on Sibanye-Stillwater. Such demands may also lead to protests or other actions that may hinder Sibanye-Stillwater’s ability to operate.

In addition, on 20 March 2019, the Minister of Mineral Resources published the draft Reviewed Housing and Living Conditions Standard inviting interested and affected parties to submit written representations on the draft within thirty days of publication of the notice. If the Reviewed Housing and Living Conditions Standard becomes effective, Sibanye-Stillwater may be required to revise its current housing and living condition plans in terms of its SLPs to align with the Reviewed Housing and Living Conditions Standard, which could result in increased costs.

Any of the above factors could have a material adverse effect on Sibanye-Stillwater’s business, reputation, operating results and financial condition.

Sibanye-Stillwater’s insurance coverage may not adequately satisfy all potential claims and exposures

Sibanye-Stillwater has an insurance programme, including partial self-insurance. However, Sibanye-Stillwater may become subject to liability (including that which arises out of class-action or other litigation) against which it has not been insured, cannot insure or is insufficiently insured, including those relating to past mining activities. In addition, Sibanye-Stillwater’s existing property and business interruption insurance and liability may not cover a particular event at all or be sufficient to fully cover Sibanye-Stillwater’s losses, including, without limitation, as a result of natural disasters, public health emergencies and other events that could disrupt our operations, such as COVID-19. See —HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus (COVID-19), contagious diseases pose risks to Sibanye-Stillwater in terms of lost productivity and increased costs. In addition, Sibanye-Stillwater may be unable to attain insurance coverage for such disruptions. In addition, Sibanye-Stillwater’s existing property and liability insurance contains specific exclusions and limitations on coverage. For example, should Sibanye-Stillwater be subject to any regulation or criminal fines or penalties, these amounts would not be covered under its insurance programme. Should Sibanye-Stillwater suffer a major loss, which is insufficiently covered, future earnings could be affected. In addition, certain classes of insurance may not continue to be available at economically acceptable premiums. As a result, in the future, Sibanye-Stillwater’s insurance coverage may not fully cover the extent of claims against it or any cross-claims made.

Sibanye-Stillwater utilises information, communication and technology systems, on which it records commercially sensitive information and personal data. Failure of these systems, or the failure to protect personal data, could significantly impact Sibanye-Stillwater’s operations and business

Sibanye-Stillwater utilises and is reliant on various internal and external information, communication and technology system applications, such as SAP, mining applications and other applications, to support its business activities. Damage or interruption of Sibanye-Stillwater’s information, communication and technology systems, whether due to accidents, old or obsolete information technology systems and equipment, human error, natural events or malicious acts, may lead to important data, including commercially sensitive information, being irretrievably lost, exposed or damaged, thereby adversely affecting Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater’s information technology systems store voluminous personal information related to employees, as well as sensitive information relating to suppliers and customers. The information security management system protecting Sibanye-Stillwater’s information, communication and technology infrastructure and network may be subject to security breaches (e.g. cyber-crime or activists) or other incidents that can result in misappropriation of funds, increased health and safety risks to people, disruption to its operations, environmental damage, loss of intellectual property, disclosure of commercially or personally sensitive information, legal or regulatory breaches and liability, other costs and reputational damage. While no material losses related to cyber-security breaches have been discovered, given the increasing sophistication and evolving nature of this threat, we cannot rule out the possibility of them occurring in the future. Sibanye-Stillwater performs annual disaster recovery testing which includes reviews of recovery procedures and security controls, and there are currently plans to replicate applications with critical and high availability requirements at alternative data centres throughout Sibanye-Stillwater’s operation. Even with annual testing, there is still a risk of inadequate or failed disaster recovery. An extended failure of critical system components, caused by accidental actions, such as failed hardware or failed network infrastructure, or malicious actions, including those resulting from a cyber-security attack, could result in a significant environmental incident, commercial loss or interruption to operations. Sibanye-Stillwater may also incur significant costs to protect against or repair damage caused by disruptions or security breaches in the future, such as rebuilding internal systems, implementing additional threat protection measures, defending against litigation, responding to regulatory inquiries or taking remedial steps with respect to third parties, among others. In addition, Sibanye-Stillwater will need to comply with legislation relating to cyber-security breaches, such as the South African Cybercrimes Bill, 2017 (South African Cybercrimes Bill), which is currently undergoing the legislative process, having passed through the South

Sibanye-Stillwater Form 20-F 2019	408

RISK FACTORS continued

African National Assembly. In its current form, the South African Cybercrimes Bill, would criminalise certain actions or omissions and create offences in relation to cyber-related crimes.

Sibanye-Stillwater also has multiple information technology and operational technology systems that have not yet been integrated following its recent acquisitions, including the Marikana operations. In 2019, Sibanye-Stillwater completed the integration of its US operations’ communication technologies into the corporate communication technologies architecture. The integration of Marikana operations’ communication technologies landscape has been prioritised for completion in 2020. To facilitate the integration of Sibanye-Stillwater’s information technology systems into a single, integrated business platform, Sibanye-Stillwater has adopted a hybrid cloud-based model, under which a centrally hosted data centre will hold the core of Sibanye-Stillwater’s business systems. The integration and transition to cloud-based computing could be susceptible to delays or disruptions, which could result in failing network infrastructure, network outages and a breach of privacy. Cloud-based computing may also increase Sibanye-Stillwater’s exposure to cyber-related threats.

In addition, the interpretation and application of consumer, privacy and data protection laws in South Africa, the United States and elsewhere are uncertain and evolving. It is possible that regulators may interpret and apply these laws in a manner that is inconsistent with Sibanye-Stillwater’s data processes and practices. Complying with these various laws is difficult and could cause Sibanye-Stillwater to incur substantial costs or require it to change its business practices in a manner adverse to its business. For example, on 25 May 2018 the General Data Protection Regulation (GDPR) came into force. The GDPR is an EU-wide framework for the protection of personal data being processed in the EU. The GDPR enhanced existing legal requirements through several new rules, including stronger rights for data subjects, cross-border transfer of information, mandatory data breach notification requirements, and an increase in penalties and fines for non-compliance. Failure to comply with the GDPR or other similar legislation may lead to substantial penalties and fines, proceedings or other actions as well as reputational damage. Confidentiality breaches have historically been a great risk for the mining sector.

South Africa’s data protection legislation, the Protection of Personal Information Act, 2013 (POPI) has been enacted but is not yet in force. Only certain provisions enabling the appointment of the Information Regulator to regulate, perform functions and exercise powers in connection with POPI and the making of regulations are in force. Once a commencement date has been announced, organisations will have 12 months within which to become compliant with POPI. As with the GDPR, failure to comply with POPI may lead to significant penalties and fines.

Sibanye-Stillwater is subject to risks associated with litigation and regulatory proceedings

As with most large corporations, Sibanye-Stillwater is involved, from time to time, as a party in various lawsuits, arbitrations, regulatory proceedings or other disputes. Litigation, arbitration, regulatory proceedings and other types of disputes involve inherent uncertainties and, as a result, Sibanye-Stillwater faces risks associated with adverse judgments or outcomes in these matters. Even in cases where Sibanye-Stillwater may ultimately prevail on the merits of any such dispute, Sibanye-Stillwater may face significant costs defending its rights, lose certain rights or benefits during the pendency of any such litigation, arbitration, regulatory proceeding or other dispute, or suffer reputational damage as a result of its involvement therein. Sibanye-Stillwater is currently engaged in a number of legal and regulatory proceedings, including as described in Accountability—Directors’ report—Litigation. There can be no assurance as to the outcome of any litigation, arbitration, regulatory proceeding or other dispute, and the adverse determination of material litigation could have a materially adverse effect on Sibanye-Stillwater’s business, operating results and financial condition. See also ―Sibanye-Stillwater’s operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements, and Sibanye-Stillwater has faced, and may face further, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

An actual or alleged breach or breaches in governance processes, or fraud, bribery and corruption may lead to public and private censure, regulatory penalties and loss of licences or permits and may impact negatively upon our empowerment status and may damage Sibanye-Stillwater’s reputation

The legal and regulatory framework in which Sibanye-Stillwater operates is complex, and its governance and compliance policies and processes may not prevent potential breaches of law or accounting or other governance practices. Sibanye-Stillwater’s operating and ethical codes, among other standards and guidance, may not prevent instances of fraudulent behaviour and dishonesty, nor guarantee compliance with legal and regulatory requirements.

To the extent that Sibanye-Stillwater suffers from any actual or alleged breach or breaches of relevant laws (including South African anti-bribery and corruption legislation or the US Foreign Corrupt Practices Act of 1977) under any circumstances, they may lead to regulatory, civil or criminal fines, litigation, public and private censure and loss of operating licences or permits and may impact negatively upon Sibanye-Stillwater’s empowerment status and may damage its reputation. The occurrence of any of these events could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater’s US recycling business is dependent on relationships with third-party suppliers and has other credit and operational risks

In the United States, Sibanye-Stillwater sources automotive and industrial catalyst materials from third-parties through both purchase and tolling arrangements. Sibanye-Stillwater has entered into sourcing arrangements for recycled materials with various suppliers, and it depends on those suppliers to provide catalyst and other industrial sources for recycling. Sibanye-Stillwater is subject to the suppliers’ compliance with the terms of these arrangements and to their contractual right to terminate or suspend the agreement. Should one or more of these sourcing arrangements be terminated, Sibanye-Stillwater might be unable to source replacement recyclable materials on terms that are acceptable to Sibanye-Stillwater. If Sibanye-Stillwater is unable to source sufficient quantities of recycled materials, the US recycling business would become less profitable, and this loss could negatively affect Sibanye-Stillwater’s business and results of operations. Similarly, these suppliers in turn typically source material from various other third parties in a competitive market, and there can be no assurance of the suppliers’ continuing ability or willingness to source

Sibanye-Stillwater Form 20-F 2019	409

RISK FACTORS continued

material on behalf of Sibanye-Stillwater at current volumes and prices. Any constraint on the suppliers’ ability to source material could reduce the profitability of Sibanye-Stillwater’s US recycling business.

From time to time, Sibanye-Stillwater may advance cash to third-party brokers and suppliers to support the purchase and collection of spent catalyst materials and other industrial sources. These advances are normally made at the time that material is ready for shipment or already in transit to Sibanye-Stillwater’s facilities. In some cases, Sibanye-Stillwater has a security interest in the materials that the suppliers have procured but which Sibanye-Stillwater has not yet received. The unsecured portion of these advances is fully at risk.

Sibanye-Stillwater regularly advances money to its established recycling suppliers for catalyst material that Sibanye-Stillwater has physically received and carries in its processing inventories. These advances typically represent some portion of the estimated total value of each shipment until final assays are completed determining the actual PGM content of the shipment. Upon completion of the shipment assays, a final settlement takes place based on the actual value of the shipment. However, pending completion of the assays, the payments are based on the estimated PGM content of each shipment, which could vary significantly from the actual PGM content upon assay. Should the estimated PGM content upon assay significantly exceed the actual PGM content, Sibanye-Stillwater may be at risk for a portion of the amount advanced. Should the supplier be unable to settle such an overpayment or seek protection from creditors, Sibanye-Stillwater could incur a loss to the extent of any overpayment.

In its US recycling business, Sibanye-Stillwater regularly enters into fixed forward sales contracts for metal produced from catalyst recycling, normally making these commitments at the time the catalyst material is purchased. For Sibanye-Stillwater’s fixed forward sales related to recycling of catalysts, Sibanye-Stillwater is subject to the customers’ compliance with the terms of the agreements, their ability to terminate or suspend the agreements and their willingness and ability to pay. The loss of any of these agreements or failure of a counterparty to perform could require Sibanye-Stillwater to sell or purchase the contracted metal in the open market, potentially at a significant loss. Sibanye-Stillwater’s revenues for the year ended 31 December 2019, included 54% from recycling sales and tolling fees in the United States.

Many of Sibanye-Stillwater’s US recycling suppliers are comparatively small businesses with limited assets and relatively little credit capacity. While Sibanye-Stillwater monitors funds being advanced to such businesses and seeks to limit its exposure to any one supplier, if a problem develops with such a supplier, Sibanye-Stillwater might not be able to fully recover amounts previously advanced to that supplier.

Volumes of recycling materials available in the marketplace fluctuate substantially in response to changes in commodity prices. Lower PGM and steel prices normally reduce the volume of recycling material available in the market, resulting in less earnings and cash flow from the recycling segment, and therefore less economic support for the mining operations. Should it become necessary at any point to reduce or suspend operations at the mines, the proportion of processing costs allocated to the recycling segment would increase substantially. Further, the ability to operate the smelter and refinery without significant volumes of mine concentrates and the contained copper and nickel has never been demonstrated and is likely to require modification to the processing facilities. There is no assurance that the recycling facilities can operate profitably in the absence of significant mine concentrates, or that capital would be available to complete necessary modifications to the processing facilities.

For its PGMs mined in the United States, Sibanye-Stillwater’s sales arrangements concentrate all its final refining activity and a large portion of its PGM sales from mine production with one entity

Sibanye-Stillwater utilises a single company for all of its precious metals refining services for Sibanye-Stillwater’s US mining operations, and, with the exception of certain pre-existing platinum sales commitments, all of Sibanye-Stillwater’s current mined palladium and platinum in the United States is committed for sale to such company. In addition, this company has the right to bid on any recycling PGM ounces Sibanye-Stillwater has available in the United States.

This significant concentration of business with a single company could leave Sibanye-Stillwater without precious metal refining services in the United States should such company experience significant financial or operating difficulties during the contract period. Under such circumstances, it is not clear that sufficient alternate processing capacity would be available to cover Sibanye-Stillwater’s requirements, nor that the terms of any such alternative processing arrangements as might be available would be financially acceptable to Sibanye-Stillwater. Any such disruption in refining services could have a negative effect on Sibanye-Stillwater’s ability to generate revenues, profits and cash flows.

We have identified material weaknesses in our disclosure controls and internal controls over financial reporting which could have adversely affected the accuracy and reliability of our financial statements, and may negatively impact our reputation, business and the price of our ordinary shares and ADRs, as well as lead to a loss of investor confidence in us

Sibanye-Stillwater’s management identified a control deficiency in that the Company did not effectively identify, select or develop certain control activities within the central treasury function to adequately mitigate the risk related to the timely recognition of foreign currency cash receipts as cash and cash equivalents with corresponding settlement of trade receivables. The deficiency resulted in a material misstatement in respect of cash and cash equivalents and trade receivables in Sibanye-Stillwater’s initial consolidated financial information. Although the identified errors were subsequently adjusted, the control deficiencies created a reasonable possibility that a material misstatement to the consolidated financial statements would not have been prevented or detected on a timely basis. As described under “Controls and procedures”, our management has concluded that this deficiency constitutes a material weakness in our internal control over financial reporting and, accordingly, disclosure controls were not effective as of 31 December 2019.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements would not be prevented or detected on a timely basis.

The remediation of the deficiency identified during the 2019 fiscal year relating to the identified deficiency is in progress. As discussed previously, we have had material weaknesses in our internal controls over financial reporting and disclosure controls, which have been since remediated.

Sibanye-Stillwater Form 20-F 2019	410

RISK FACTORS continued

However if we identify additional material weaknesses in our internal controls over financial reporting or disclosure controls in the future, our ability to analyse, record and report financial information accurately, to prepare our financial statements within the time periods specified by the rules and forms of the SEC or the JSE and to otherwise comply with our reporting obligations under the federal securities laws and the laws of South Africa, will likely be adversely affected. The occurrence of the material weakness identified during the 2019 fiscal year and any future material weaknesses in our internal controls over financial reporting or other ineffective disclosure controls may adversely affect the accuracy and reliability of our financial statements and disclosure. Any such issue may have a material adverse effect on our reputation and business.

The effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries is uncertain

On 22 December 2017, new federal tax reform legislation, known as the Tax Cuts and Jobs Act, was enacted in the United States, resulting in significant changes from previous US federal tax law effective 1 January 2018. The significant changes impacting the US operations included a reduction to the US federal corporate income tax rate to 21% from 35%, limiting the deductibility of interest expense, allowing for an accelerated depreciation allowance on fixed assets and creating a base erosion anti-abuse tax on certain intercompany transactions. While the reduction in the corporate income tax rate and the acceleration of tax depreciation is favourable, the limitation on interest expense and the creation of base erosion anti-abuse tax could have a significant impact on US cash taxes. The overall impact is a fluid process as the United States is currently working to release regulations with respect to the significant components of the Tax Cuts and Jobs Act. As a result, future finalisation of the regulations with respect to the Tax Cuts and Jobs Act, and the impact on the US Group, may not become evident for some period of time.

Sibanye-Stillwater’s financial flexibility could be materially constrained by South African Exchange Control Regulations

South Africa’s Exchange Control Regulations restrict the export of capital from South Africa. Transactions between South African residents (including companies) and non-residents (excluding residents of the Republic of Namibia and the Kingdoms of Lesotho and Swaziland, known collectively as the CMA) are subject to exchange controls enforced by the SARB. As a result, Sibanye-Stillwater’s ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder Sibanye-Stillwater’s financial and strategic flexibility, particularly its ability to raise funds outside South Africa.

HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19), pose risks to Sibanye-Stillwater in terms of lost productivity and increased costs

The prevalence of HIV/AIDS in South Africa poses risks to Sibanye-Stillwater in terms of potentially reduced productivity and increased medical and other costs. Compounding this are the concomitant infections, such as tuberculosis, that can accompany HIV illness, particularly during the latter stages, and cause additional healthcare-related costs. If there is a significant increase in the incidence of HIV/AIDS infection and related diseases among the workforce, this may have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Additionally, Sibanye-Stillwater’s operations may be impacted by the spread of contagious diseases such as respiratory diseases, including COVID-19, which was first reported to have surfaced in China in December 2019 and has since spread globally, including to South Africa and other countries where we operate, and has been declared a pandemic by the World Health Organization. The spread of COVID-19 could result in serious illness (including incapacity) or quarantine of Sibanye-Stillwater’s employees and contractors, which may be exacerbated by employees and contractors working in close proximity to each other in underground and surface mines and living in close quarters. In addition, certain underlying health conditions including conditions which compromise the immune system, such as HIV/AIDS, may worsen the outcomes among the individuals infected with COVID-19. Employee or contractor absences due to COVID-19 or other contagious diseases could lead to labour shortages or instability, which could result in disruptions to Sibanye-Stillwater’s production (including potential temporary cessation) and increased operational costs. In addition, any action taken by governments or regulators in response to the spread of contagious diseases such as COVID-19 could have a material impact on our operations and lead to an increase in our costs. For example, many countries, including the countries where we operate, have imposed strict travel-related measures such as travel restrictions and have introduced indefinite border closures, lockdowns, bans on public gatherings, curfews and business shutdowns following the global spread of COVID-19. In response to the outbreak, Sibanye-Stillwater has taken steps aimed at protecting employees and contractors, including implementing certain travel restrictions. In line with the directive by the South African government on 23 March 2020, Sibanye-Stillwater implemented measures to place its SA gold and PGM operations under temporary care and maintenance during the resultant 21-day lockdown in South Africa (which has been extended beyond its original end date). On 16 April 2020, the South African government published a notice amending certain regulations previously issued in terms of Section 27(2) of the Disaster Management Act, 2002. The amendments allowed South African mining operations to be conducted at a reduced capacity of not more than 50% during the lockdown and at increasing capacity as determined by directives to be issued by the Minister of Mineral Resources and Energy thereafter. Subsequently, Sibanye-Stillwater announced a set of risk-based safety measures designed to resume operations to the prescribed 50% production capacity. Such measures included arranging transport for South African-based employees from their homes in remote areas to their respective areas of work, the implementation of rigorous screening and testing programs as employees return to work, the provision of quarantine facilities for employees who may test positive for COVID-19 and the submission of data collected during screening and testing to the relevant authority. The continuation of existing measures, or the introduction of additional travel-related restrictions, could result in the inability of Sibanye-Stillwater’s suppliers to deliver components or raw materials on a timely basis and may limit or prevent Sibanye-Stillwater’s management and employees and other important third-parties from traveling to, or visiting, Sibanye-Stillwater’s operations. Further, any lockdowns or mandatory business shutdowns could result in a suspension of Sibanye-Stillwater’s operations and could bring its business to a standstill.

The full extent to which COVID-19 impacts Sibanye-Stillwater’s operational and financial performance will depend on future developments, which are highly uncertain and cannot be predicted. Any disruption to production or increased operational costs as a result of the spread of contagious diseases, such as COVID-19, HIV/AIDS or tuberculosis, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater Form 20-F 2019	411

RISK FACTORS continued

Risks related to Recent Acquisitions

Sibanye-Stillwater may face challenges in the integration of the Marikana operations, which could disrupt its current operations or result in higher costs or worse overall performance than we anticipate

If Sibanye-Stillwater is unable to successfully complete the integration of the Marikana operations with its own operations in a timely and cost-effective manner, the potential benefits of the Lonmin Acquisition, including the estimated revenue and cost synergies Sibanye-Stillwater expects to achieve, may not be realised. In particular, if the effort Sibanye-Stillwater devotes to the integration of its businesses with that of the Marikana operations diverts more management time or other resources from carrying out its operations than originally planned, Sibanye-Stillwater’s ability to maintain and increase revenues as well as manage its costs could be impaired. Furthermore, Sibanye-Stillwater’s capacity to expand other parts of its existing businesses may be impaired.

Additionally, Sibanye-Stillwater may experience additional financial and accounting challenges and complexities in areas such as internal controls over financing reporting. Failure to timely integrate the Marikana operations into its operating and internal control structure may increase the risk of failure to prevent misstatements on the financial records of the Marikana operations and in our consolidated financial statements, which could result in a material adverse effect on Sibanye-Stillwater’s reported financial results or in the determination of the effectiveness of Sibanye-Stillwater’s internal controls over financial reporting.

Any of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Our growth strategy, including the acquisitions and reorganisation of our business, may not be successful

Prior to Sibanye-Stillwater’s acquisitions of a number of PGM operations in southern Africa and the United States, the first of which was completed in April 2016, Sibanye-Stillwater’s core businesses were primarily focused on owning and operating underground and surface gold operations, as well as operating extraction and processing facilities for treatment of gold-bearing ore before it is refined. As noted in ―Risks related to Sibanye-Stillwater’s business—Changes in the market price for gold and PGMs, which in the past have fluctuated widely, affect the profitability of Sibanye-Stillwater’s gold and PGM mining operations and the cash flows generated by those operations, market prices for gold and PGMs have fluctuated widely in the past, affecting the profitability of Sibanye-Stillwater’s gold and PGM mining operations and the cash flows generated by those operations. These operations have experienced significant volatility during the recent past.

Following the Stillwater Acquisition, the Rustenburg Acquisition, the Aquarius Acquisition, as well as throughout the process of announcing and completing the Lonmin Acquisition, key components of Sibanye-Stillwater’s strategy have been to reorganise Sibanye-Stillwater’s operations into a southern African division/region and a US division/region, and to potentially grow our operations through expansion into further markets. Our growth strategy requires significant investment and places strain on our financial and management resources, as well as our compliance systems, as our management team will be required to support and oversee operations in an industry where they may have limited or no experience while at the same time ensuring that our management systems are suitable for our expanding operations. We cannot assure that we will be able to achieve the objectives our management anticipates or that our management will be able to manage any such processes successfully. Failure to achieve such objectives or any significant weakening of our overall management controls could have a material adverse effect on our business, operating results and financial condition.

Sibanye-Stillwater may discover contingent or other liabilities within its acquired companies or other facts of which it is not aware that could expose Sibanye-Stillwater to loss

Although Sibanye-Stillwater has typically received representations, warranties and indemnities in the context of its acquisitions under the terms of the agreements regarding those acquisitions, and it typically conducts general due diligence in connection with its acquisitions, such due diligence was necessarily limited. There can be no assurance that Sibanye-Stillwater identified all the liabilities of, and risks associated with, its acquisitions or that it will not be subject to unknown liabilities of, and risks associated with, the entities acquired, including liabilities and risks that may become evident only after Sibanye-Stillwater has been involved in the operational management of the relevant entities. Sibanye-Stillwater may incur losses in excess of this maximum amount provided for in the relevant indemnities, or the matters giving rise to the losses may not be recoverable against the relevant warranties or indemnities or at all.

Sibanye-Stillwater’s operations in Zimbabwe are subject to rules and regulations that limit its ability to export unrefined platinum or to remit revenue generated out of the country; such rules and regulations may also impact the ownership structure of these operations

One of Sibanye-Stillwater’s JVs, the Mimosa Operations, is located in Zimbabwe. The Mimosa Operations delivered attributable production for the year ended 31 December 2019 of 117,552oz (4E) and contributed a profit of R377 million (US$27 million). Under Zimbabwean exchange control legislation, Sibanye-Stillwater is limited in its ability to remit profits from Zimbabwe to South Africa, as this is dependent on the supply of foreign currency available at the Central Bank of Zimbabwe, which has historically experienced, and continues to experience, low levels of such supply. Further, due to the short supply of US dollars in Zimbabwe, the funds retained in Zimbabwe create increased exposure to economic and inflationary risks.

Furthermore, a number of years ago, the Government of Zimbabwe announced that a 15% royalty would be imposed on the export of unrefined platinum beginning in January 2017. The implementation date has been deferred a number of times, the most recent of which was until 1 January 2022. If such royalty is imposed, it could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater Form 20-F 2019	412

RISK FACTORS continued

Mimosa has commissioned feasibility studies to explore expanding its smelter operations in Zimbabwe. The construction of such facilities would be subject to several challenges including, among others, the time required, the substantial capital expenditure and a lack of adequate infrastructure.

The Zimbabwean Indigenisation and Economic Empowerment Act (the Indigenisation Act) promulgated in 2008 previously required the transfer of a 51% shareholding in all foreign-owned companies to indigenous Zimbabweans. The Indigenisation Act was fundamentally amended by section 42 of the Finance Act No. 1 of 2018 (the Finance Act). The Indigenisation Act, as amended provides as follows: (i) section 2A of the Indigenisation Act states that the Indigenisation Act shall only apply to those businesses in the reserved sector of the economy and those specified in section (3)1; (ii) section 3(1) states that the State shall have at least 51% shares or an ownership interest in a designated extractive business, being entities or businesses involved in the extraction of platinum and diamonds and the 51% stake reserved for the State is to be owned by a designated entity, being the Zimbabwe Mining Development Corporation, the Zimbabwe Consolidated Diamond Company or the National Indigenisation and Economic Empowerment Fund; and (iii) the Minister of Industry, Commerce and Enterprise Development in terms of section 3(6) of the Indigenisation Act is empowered to relax the 51% State-ownership quota by permitting a business in the designated extractive sector to achieve the quota through the use of credits, and for such a period as the Minister of Industry, Commerce and Enterprise Development shall prescribe.

On 12 April 2016, in a statement clarifying the Indigenisation Act, Zimbabwe’s former President announced that foreign mines could retain ownership control as long as 75% of the gross value of exploited resources is retained in Zimbabwe. The Zimbabwean Indigenisation Act was amended on 1 December 2017 to codify the former President’s statements into law.

Although Sibanye-Stillwater currently exceeds the proposed 75% threshold, there can be no guarantee that it will continue to do so in the future or that this interpretation will remain in force. Any of the above could have a material adverse effect on the Mimosa Operations.

Social, political and economic uncertainty and instability in Zimbabwe and targeted sanctions against certain Zimbabwean entities may affect future foreign investment in the country

Zimbabwe’s social, political and economic climate is currently highly uncertain, with the economy having been in decline since 1999. Many sectors, including the health sector, have virtually collapsed. There is a general shortage of clean water owing to non-functional facilities and a lack of chemicals.

Zimbabwe is the subject of targeted sanctions by the United States, EU and the United Kingdom. The sanctions are limited in scope, targeting only designated individuals and entities, including certain members of the government, who are deemed to be undermining democratic institutions and processes in Zimbabwe.

In terms of the Minerals Marketing Corporation Act, 1983 (MMCZ Act), the Mineral Marketing Corporation of Zimbabwe (MMCZ) is the sole legal exporter of all minerals mined in Zimbabwe and is entitled to a commission in relation to all sales, as an agent to the mining companies, which is stipulated by the MMCZ Act. The Mimosa Operations paid MMCZ US$2.77 million in fiscal 2019. The MMCZ is an entity specifically sanctioned by the US Office of Foreign Assets Control and listed on its Specially Designated Nationals list. Under the sanctions, MMCZ’s assets are blocked and US persons are prohibited from dealing with the entity. There is no requirement, legal or otherwise, for MMCZ to be involved in the Mimosa Operations management or operations and Sibanye-Stillwater has no contractual or other relationship with MMCZ outside of the MMCZ Act requirements.

Continued economic and political uncertainty in Zimbabwe and targeted sanctions against certain Zimbabwean entities may affect future foreign investment in the country and may lead to the imposition of further exchange controls, restrictions on the ownership of Sibanye-Stillwater’s assets and its ability to raise funds for or operate its business and export minerals and metals from Zimbabwe. Should such events occur, they may have an adverse effect on Sibanye-Stillwater’s business and operations in Zimbabwe as well as its financial condition.

Risks related to Sibanye-Stillwater’s shares and American Depositary shares (ADSs)

Shareholders outside South Africa may not be able to participate in future issues of securities (including ordinary shares) carried out by or on behalf of Sibanye-Stillwater

Securities laws of certain jurisdictions may restrict Sibanye-Stillwater’s ability to allow participation by certain shareholders in future issues of securities (including ordinary shares) carried out by or on behalf of Sibanye-Stillwater. In particular, holders of Sibanye-Stillwater securities who are located in the United States (including those who hold Sibanye-Stillwater Shares or Sibanye-Stillwater ADSs) may not be able to participate in securities offerings by or on behalf of Sibanye-Stillwater unless a registration statement under the Securities Act is effective with respect to such securities or an exemption from the registration requirements of the Securities Act is available thereunder.

Securities laws of certain other jurisdictions may also restrict Sibanye-Stillwater’s ability to allow the participation of all holders in such jurisdictions in future issues of securities carried out by Sibanye-Stillwater. Holders who have a registered address or are resident in, or who are citizens of, countries other than South Africa should consult their professional advisers as to whether they require any governmental or other consent or approvals or need to observe any other formalities to enable them to participate in any offering of Sibanye-Stillwater securities.

Sibanye-Stillwater Form 20-F 2019	413

RISK FACTORS continued

Investors in the United States and other jurisdictions outside South Africa may have difficulty bringing actions, and enforcing judgments, against Sibanye-Stillwater, the directors and the executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or under the laws of other jurisdictions outside South Africa

Sibanye-Stillwater is incorporated in South Africa. Most of the directors and executive officers will reside outside of the United States. Substantially all of the assets of these persons and approximately 65% of the assets of Sibanye-Stillwater will be located outside the United States. As a result, it may be difficult for investors to enforce against these persons or Sibanye-Stillwater a judgment obtained in a US court predicated upon the civil liabilities provisions of the federal securities or other laws of the United States or any state thereof. In addition, investors in other jurisdictions outside South Africa may face similar difficulties.

Investors should be aware that it is the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Although the award of punitive damages is generally unknown to the South African legal system, it does not mean that such awards are necessarily contrary to public policy. Whether a judgment is contrary to public policy will depend on the facts of each case. Exorbitant, unconscionable or excessive awards will generally be contrary to public policy and contractually stipulated penalties are subject to and limited by the provisions of the Conventional Penalties Act, 1962. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. However, a South African court may, in certain circumstances, require expert evidence in relation to the law of the jurisdiction which governs the contract in question. It is doubtful whether an original action based on US federal securities laws or the laws of other jurisdictions outside South Africa may be brought before South African courts. Further, a plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. In addition, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

Investors should also be aware that a foreign judgment is not directly enforceable in South Africa, but only constitutes a cause of action. Such a judgment will be enforced by South African courts only if certain conditions are met.

Sibanye-Stillwater may not pay dividends or make similar payments to its shareholders in the future due to various factors and any dividend payments may be subject to withholding tax

Sibanye-Stillwater’s expected dividend policy is to return at least 25% to 35% of normalised earnings to shareholders. Sibanye-Stillwater may pay cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Sibanye-Stillwater’s capital expenditures on both existing infrastructure, as well as on exploration and other projects and other cash requirements existing at the time. Under South African law, Sibanye-Stillwater will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act, and is permitted to do so in terms of the Memorandum of Incorporation. Given these factors and the Sibanye-Stillwater Board’s discretion to declare cash dividends or other similar payments, dividends may not be paid in the future. It should be noted that a 20% withholding tax is required to be withheld on dividends paid by, among others, certain South African resident companies (including Sibanye-Stillwater) to any person. Withholding taxes have been in effect from 1 April 2012 and the percentage was increased on 22 February 2017 from 15% to 20%.

The withholding tax on dividends is subject to domestic exemptions or relief in terms of an applicable double taxation treaty. The application of such domestic exemptions or relief in terms of an applicable double taxation treaty is subject to the making of certain declarations and undertakings by the beneficial owner of the dividends and providing the same to Sibanye-Stillwater or regulated intermediary making payment of the dividend. In terms of the US Treaty, the dividends tax rate is reduced to 5% of the gross amount of the dividends if a corporate US holder holds directly at least 10% of the voting stock of a South African company. In all other cases, the maximum withholding tax rate is 15% of the gross amount of the dividend. In terms of the latest proposed legislation, the declaration and undertaking entitling the holder to a reduced dividend tax must be renewed at least every three years. See the section entitled Further Information―Additional information—Taxation—Certain South African tax considerations—Withholding tax on dividends and Further Information—Financial information—Dividend policy and dividend distributions.

Sibanye-Stillwater’s non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand

Dividends or distributions with respect to Sibanye-Stillwater’s shares have historically been paid in Rand. The US dollar or other currency equivalent of future dividends or distributions with respect to Sibanye-Stillwater’s shares, if any, will be adversely affected by potential future reductions in the value of the Rand against the US dollar or other currencies. In the future, it is possible that there will be changes in South African Exchange Control Regulations such that dividends paid out of trading profits will not be freely transferable outside South Africa to shareholders who are not residents of the CMA. See the section entitled Further Information―Additional Information—South African Exchange Control limitations affecting security holders.

Sibanye-Stillwater Form 20-F 2019	414

RISK FACTORS continued

Sibanye-Stillwater’s shares are subject to dilution as a result of any non-pre-emptive share issuance, including upon the exercise of Sibanye-Stillwater’s outstanding share options, conversion of convertible bonds, issues of shares by the Sibanye-Stillwater Board in compliance with BBBEE legislation or in connection with acquisitions, and a large volume of sales of Sibanye-Stillwater’s shares, or the perception that such large sales may occur, could adversely affect the trading price of Sibanye-Stillwater’s shares

Shareholders’ equity interests in Sibanye-Stillwater will be diluted to the extent of future exercises or settlements of rights under the 2013 Sibanye-Stillwater Share Plan or the 2017 Sibanye-Stillwater Share Plan and any additional rights. Sibanye-Stillwater shares are also subject to dilution in the event that the Sibanye-Stillwater Board is required to issue new shares in compliance with applicable BBBEE legislation. See ―Risks related to Sibanye-Stillwater’s business—Sibanye-Stillwater’s mineral rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute.

On 19 September 2017, Sibanye-Stillwater launched an offering of US$450 million senior unsecured guaranteed convertible bonds due 2023 with the initial conversion ratio of 120,627 ordinary shares per bond (the 2023 Convertible Bond). The 2023 Convertible Bond has a coupon of 1.875% per annum payable semi-annually in arrear in equal instalments on 26 March and 26 September of each year, which commenced on 26 March 2018.

Sibanye-Stillwater cannot predict the timing or amount of conversions of the 2023 Convertible Bond or the size or terms of future issuances of equity securities or securities convertible into equity securities or the effect, if any, that future issuances and sales of the securities will have on the market price of Sibanye-Stillwater’s ordinary shares. In addition, the conversion price of the 2023 Convertible Bond is subject to adjustment in certain circumstances. Any transaction involving the issuance of previously authorised but unissued ordinary no par value shares, or securities convertible into ordinary no par value shares, would result in dilution, possibly substantial, to shareholders. Exercises of presently outstanding stock options may also result in dilution to shareholders.

The Sibanye-Stillwater Board has the authority to authorise certain offers and sales of the securities without the vote of, or prior notice to, Sibanye-Stillwater shareholders. Such additional issuances may involve the issuance of a significant number of ordinary no par value shares at prices less than the current market price.

Sales of substantial amounts of securities, or the availability of the securities for sale, could adversely affect the prevailing market prices for the securities and dilute investors’ earnings per share. A decline in the market prices of the securities could impair Sibanye-Stillwater’s ability to raise additional capital through the sale of additional securities should Sibanye-Stillwater desire to do so.

Further, the issuance of shares in connection with any acquisition (whether in the form of consideration or otherwise) may result in dilution to existing shareholders. For example, on 7 June 2019, Sibanye-Stillwater concluded the Lonmin Acquisition. As consideration for the acquisition, Sibanye-Stillwater issued 290,394,531 new Sibanye-Stillwater shares at R14.83 (the opening price on 10 June 2019), representing 10.9% of Sibanye-Stillwater’s issued share capital on a fully diluted basis.

The Newshelf 1114 Empowerment Partner has a put option in respect of their 26% shareholding in Newshelf 1114, which allows them to acquire shares in Sibanye-Stillwater, subject to certain conditions. These conditions include, in particular, confirmation by the DMRE that implementation of the put option will not detrimentally affect the empowerment status of Newshelf 1114. If the Newshelf 1114 Empowerment Partner exercises this put option, Sibanye-Stillwater must acquire its shares in Newshelf 1114 based on the net attributable fair value of the underlying assets and liabilities of Newshelf 1114. Pursuant to the exercise of the put option by a Newshelf 1114 Empowerment Partner, if Sibanye-Stillwater is required and elects to issue shares to the Newshelf 1114 Empowerment Partner, the number of shares in Sibanye-Stillwater to be issued shall be determined on the basis of the 30-day VWAP of Sibanye-Stillwater on the JSE. The Newshelf 1114 Empowerment Partner’s net attributable fair value will be adjusted by the original subscription loan still due by the Newshelf 1114 Empowerment Partner on acquiring the 26% shareholding in 2013. The subscription loan balance at 31 December 2019 was R1,629 million. The option can be exercised until 8 February 2021.

A large volume of sales of Sibanye-Stillwater’s shares by this partner or another shareholder, all at once or in blocks, could decrease the prevailing market price of Sibanye-Stillwater’s shares and could impair Sibanye-Stillwater’s ability to raise capital through the sale of equity securities in the future. Additionally, even if substantial sales are not affected, the mere perception of the possibility of these sales could decrease the market price of Sibanye-Stillwater’s shares and could have a negative effect on Sibanye-Stillwater’s ability to raise capital in the future. Further, anticipated downward pressure on Sibanye-Stillwater’s ordinary share price due to actual or anticipated sales of shares could cause some institutions or individuals to engage in short sales of Sibanye-Stillwater’s shares, which may itself cause the price of the shares to decline.

Sibanye-Stillwater Form 20-F 2019	415

INFORMATION ON THE COMPANY

Sibanye-Stillwater’s Mining Operations

US PGM operations: Stillwater and East Boulder

Sibanye-Stillwater Form 20-F 2019	416

INFORMATION ON THE COMPANY continued

General

The Stillwater (including the Blitz expansion project) and East Boulder operations are located near the towns of Nye and McLeod in Montana, USA. Both are underground PGM operations. PGM production commenced in 1986 and has largely been uninterrupted.

The mining assets are located on the front range of the Beartooth Mountains with elevations exceeding 2,700m above mean sea level (amsl). The two operations are within the Custer and Gallatin national forests.

Snow in the winter occasionally poses adverse operating conditions and can have an impact on mine site access, but has not significantly hindered operations since mining commenced.

The operations both target the J-M Reef zone, predominantly via mechanised ramp and fill (R&F) mining method (+80%).

All surface infrastructure and tailings management facilities are located within Stillwater and East Boulder operating permits, which cover an area measuring 1,396ha. Ore from the two operations is milled and treated at integrated concentrator complexes located at each operation. Concentrate smelting and refining takes place at the Columbus smelter complex, situated in the town of Columbus, Montana.

The Stillwater operation has two principal mining sections. The current section, which has been in operation since 1986, produces approximately 380koz per annum of platinum and palladium in concentrate. The Blitz section, a major expansion project currently under development, started ore production in 2017 and is currently producing 75koz per annum. The current section of the operation is accessed by a 580m deep shaft and five portals. The Blitz section is accessed by two portals.

East Boulder has been in operation since 2002 and currently produces approximately 230koz per annum of platinum and palladium in concentrate. The East Boulder operation is accessed via twin 5,800m long decline tunnels.

License status and holdings

Stillwater holds or leases 1,704 patented and unpatented lode, placer, tunnel or mill site claims in the Stillwater, Sweet Grass and Park counties of south-central Montana, encompassing over 10,522ha. The 1,498 unpatented claims are renewed annually and are in good standing. Stillwater owns 206 patented lode claims.

The 1,396ha of permitted operating areas are in good standing.

Mineralisation characteristics

●  The J-M Reef is a magmatic reef type PGM deposit defined as the palladium-platinum rich stratigraphic interval, mainly occurring within a troctolite (OB-I zone) of the Lower Banded Series.

●  Palladium and platinum are the main PGMs, both constituting between 7g/t to 40g/t over a variable thickness with economic mineralised thickness ranging from 0.9m - 2.7m and averaging 1.8m

●  Ratios of palladium to platinum in metallurgical concentrate are known to range from 3.4:1 (in situ 3.5:1) at Stillwater to 3.5:1 (in situ 3.6:1) at East Boulder

●  By-products of gold, rhodium, copper and nickel are recovered at the concentrators, smelter and refinery

●  Other associated PGMs such as iridium, ruthenium and osmium occur in low quantities and are generally not evaluated by Stillwater

●  The visual identification of the J-M Reef is facilitated by the presence of approximately 0.25% to locally 3% visible associated disseminated copper-nickel pathfinder sulphide minerals

Infrastructure

STILLWATER

●  Key infrastructure includes the mining operations and ancillary buildings that contain the concentrator, workshop, warehouse, changing facilities, headframe, hoist house, sand, paste plants, water treatment, storage facilities and offices.

EAST BOULDER

●  Key infrastructure includes the mining operations and ancillary buildings that contain the concentrator, workshop, warehouse, changing facilities, twin tunnels to access mine, sand plant, water treatment, storage facilities and offices.

Hoisting and production capacities	Operating shaft	Operating hoisting capacity (ktpm)	Planned production (ktpm)(1)
	Stillwater shaft	165	107
	Blitz rail	122	92
	East Boulder rail	137	80
	(1) Planned production is five-year hoisted average from 2020 onwards.

Sibanye-Stillwater Form 20-F 2019	417

INFORMATION ON THE COMPANY continued

Mining method

The three principal mining methods are:

●  Mechanised R&F (both overhand and underhand) (80 – 90%)

●  Sub-level extraction by long hole, open stoping with hydraulic backfilling (10 – 15%)

●  Overhand cut and fill (C&F) stoping, utilising either raisebore or Alimak for access (<5%)

Life of mine

STILLWATER

It is estimated that the current mineral reserves will sustain the Stillwater operation until 2046, and the Blitz project has the potential to significantly expand the mineral reserves beyond 2055

EAST BOULDER

It is estimated that the current mineral reserves will sustain East Boulder until 2054

Mineral processing and capacity	Plant name	Type	Design capacity (tpd)	Current operational capacity (tpd)	Average recovery factor (%)	Material treated
	Stillwater	Flotation	3,100(1)	2,500	92.2	UG
	East Boulder	Flotation	1,800	1,600	90.8	UG
	(1) Stillwater concentrator capacity is planned to increase to meet design capacity in 2021 which is needed to process ore from the Blitz area.
Tailings disposal and capacity

STILLWATER

●  Currently 55% of all concentrator tailings are returned underground for backfill; the remaining 45% is sent via pipeline to Hertzler surface tailings (TSF) situated 11km north of Stillwater

●  Current storage facility has 5,500kt of storage remaining with expansion planned to add an additional 10,200kt of storage in 2030; the Hertzler storage facility, with the planned expansion, will have adequate storage

EAST BOULDER

●  Currently 50% of all concentrator tailings are returned underground for backfill; the remaining 50% is sent via pipeline to a TSF adjacent to the mine site

●  The current storage facility has 5,300kt of storage remaining; an expansion is planned to add an additional 4,950kt of storage in 2038; the facility, including the planned expansion, will have adequate storage

Key developments and brownfield projects (on-mine)

BLITZ PROJECT

●  The approved Blitz project is expected to expand the Stillwater operation 6,000 metres to the east of the existing mining operations

●  All primary development in the Blitz area will be 5m high by 5m wide, which will significantly reduce the amount of underground support personnel per tonne mined compared with the current mining operation

●  The average Blitz reserve grade is 21 g/t

●  First production was in October 2017 and is expected to reach a sustaining level of 300koz per annum by 2024

EAST BOULDER “FILL THE MILL” PROJECT

●  “Fill the Mill" is a project expected to add development and infrastructure necessary to bring into production a seventh ramp system, from the current six. This will allow East Boulder to fill its mill capacity, which is expected to move East Boulder ounce production from 230koz to 275koz annually. This production rate increase is planned for the fourth quarter of 2020.

US projects

The US operations are supported by a pipeline of exploration stage projects, distributed throughout the Americas, including the Altar, Marathon, Rio Grande and Denison exploration stage projects. During fiscal 2019, Sibanye-Stillwater advanced its strategy of entering into strategic relationships with focussed exploration companies in order to advance these assets.

Altar

The Altar project, located within San Juan province, Argentina, is an advanced stage porphyry copper-gold exploration project.

Aldebaran Resources Inc (Aldebaran), a subsidiary of Regulus Resources Ltd, has entered into a JV and option agreement with Stillwater Canada LLC (Stillwater), an indirect subsidiary of Sibanye-Stillwater, to acquire up to an 80% interest in Peregrine Metals Ltd, a wholly-owned subsidiary of Sibanye-Stillwater, which owns the Altar copper-gold project. Sibanye-Stillwater also retains an indirect exposure to all Aldebaran assets (including the Rio Grande project) through its 19.9% shareholding in Aldebaran. Alderbaran is the operator of the JV.

Sibanye-Stillwater Form 20-F 2019	418

INFORMATION ON THE COMPANY continued

Rio Grande

The Rio Grande project (owned and managed by Aldebaran, which the Group owns a 19.9% shareholding in) is a copper-gold porphyry deposit with an associated iron oxide copper-gold (IOCG) style alteration, exploration stage project.

Marathon

The Marathon project is a PGM-gold-copper project, situated 10km north of Marathon, Ontario province, Canada.

During fiscal 2019, Sibanye-Stillwater concluded an acquisition agreement with Gen Mining through which Gen Mining acquired a 51% interest in the Marathon project and formed an unincorporated JV with Stillwater Canada Inc, in exchange for a cash consideration of CAD$3.0 million and a 12.9% equity interest in Gen Mining. Gen Mining has the option to earn up to an 80% interest through spending of CAD$10 million and preparing a preliminary economic assessment within four years of the property acquisition date, which was 11 July 2019.

Gen Mining is the operator of the JV and has assumed all liabilities of the property.

Denison

The Denison project was acquired as part of the Lonmin transaction and forms part of the South African PGM operations. It is reported under the US PGM operations due to its geographical location.

The Denison project is a PGM exploration project on the Sudbury Igneous Complex (SC), approximately 30km to the west-southwest of the town of Sudbury, and includes two zones adjacent to the old workings of the Crean Hill operation (the 109FW and 9400 zones).

During fiscal 2019, Sibanye-Stillwater acquired the entire shareholding in Lonmin and thereby by implication acquired the Denison project, which was 100% held by Loncan, a subsidiary of Lonmin. During fiscal 2019, Loncan entered into a binding agreement with Wallbridge Mining (Wallbridge) whereby Loncan appointed Wallbridge as the operator of the revised Denison property to raise the necessary funding, implement the business plan and manage the daily operations of Loncan. In October 2019, Loncan issued 20% of Loncan to Wallbridge, with Sibanye-Stillwater retaining the remaining 80% of Loncan.

Sibanye-Stillwater Form 20-F 2019	419

INFORMATION ON THE COMPANY continued

US projects: Altar

Sibanye-Stillwater Form 20-F 2019	420

INFORMATION ON THE COMPANY continued

General

The Altar project is a shallow to intermediate depth, copper-gold porphyry deposit located in San Juan province, Argentina, approximately 10km from the Argentine-Chile border and 180km west of the city of San Juan.

Surface elevations within the project area range between 3,100m and 4,000m above sea level and the relief in the project area is characterised by long mountain ranges, cut by narrow valleys. The climate is continental semi-arid. Temperatures ranges from -3°C to 15ºC in summer and from -25°C to 7°C in winter.

Multiple changes in ownership have occurred since 1999, with Stillwater acquiring Altar in 2011. Sibanye-Stillwater acquired the Altar project in 2017. Following the transaction with Regulus and Aldebaran in 2018, management has reverted to Aldebaran.

The Altar deposit was discovered in the mid-1990s and early phase exploration and access continued until 1999. Project evaluation work to date has primarily focused on assessing the feasibility of an open pit operation and/or underground operation.

Exploration activities are focused on further expanding and defining the porphyry hosted mineralisation that includes diamond drilling, geophysical surveys, geological mapping and geochemical surveys.

Licence status and holdings

The property and mineral concessions are held by Peregrine Metals Ltd, which includes the Argentine subsidiary Minera Peregrine Argentina, SA.

The Altar project consists of eight mining concessions, two exploration permits and nine mining rights of way (servidumbres). It also includes an option on the five adjacent Rio Cenicero concessions, four of which are adjacent to the Altar property and one located to the south-west. The Altar concessions and exploration permits collectively cover about 8,444ha and the Rio Cenicero concessions cover an additional 3,717ha. In addition, permits to open and service the camp, as well as take water for exploration purposes, are maintained annually. All legal aspects and tenure are in order.

Deposit type and mineralisation characteristics

Two main ore zones within the Altar area of the deposit are the Altar Central and the Altar East zones. The Quebrada de la Mina (QDM) deposit (inclusive to the Altar project) is located 3km west of the main Altar deposit and is a near-surface gold resource hosted in pyrite within a dacite porphyry.

The Altar porphyry was deposited in an environment that transitions from the basal roots of a high sulfidation epithermal lithocap to a sub-volcanic porphyry copper environment at depth. The deposit is described as telescoped because of the close spatial distance between the porphyry and the high sulfidation alteration systems. The age of the porphyry copper mineralisation is estimated to be Miocene, approximately 10 to 12 million years old.

Mineralisation at the Altar deposits is closely associated with the different porphyry stocks and related hydrothermal breccias, but is also found in rhyolites, andesites and volcanic breccias. The well-developed copper mineralisation shows a strong relationship to the distribution and intensity of sericitic and potassic alteration.

The copper mineralisation associated with the potassic alteration, mainly porphyry style chalcopyrite–bornite mineralisation, was reconstituted as hypogene assemblages of pyrite, chalcocite and bornite within the sericitic alteration zone.

Key developments and intentions

The studies to date focus on extracting copper and gold. The basis for the study is that Altar will be a high production rate open pit. The project retains reasonable prospects of eventual economic extraction. The effective date of the preliminary economic assessment was 16 August 2018.

Exploration focused on discovery of additional porphyry stocks away from the main Altar deposit.

The focus will remain on effecting the earn in through focused exploration to further expand and define the porphyry hosted mineralisation.

Exploration results

The goal of the fiscal 2019 exploration drilling campaign was to explore and expand the higher-grade zones to identify a higher-grade resource within the project, as well as to identify and drill test several new target areas. 5,416m were drilled in four diamond core holes. Two of the three holes that reached their target depth intersected long intervals of higher than current resource grade material, one of which, QDM-19-41, was the discovery of a new porphyry centre. Additional drill holes were also completed at the Altar Central, ALD-19-212, and Altar East, ALD-19-211, porphyry centres, with a fourth hole at QDM, QDM-19-040, being lost before reaching its intended target depth.

The mineralisation estimate for the Altar deposit has not been updated since fiscal 2018. An extensive relogging programme is ongoing on historic core and the intention is to use this information, combined with the outcome of the fiscal 2018 and fiscal 2019 drilling programmes, to generate an updated estimate in fiscal 2020.

Sibanye-Stillwater Form 20-F 2019	421

INFORMATION ON THE COMPANY continued

US projects: Rio Grande

General

The project is located in north-western Argentina, approximately 250km west of the provincial capital of Salta and approximately 1,400km northwest of Buenos Aires.

The property is located at high elevation (3,600m to 4,600m above sea level) in the desert area of the Andes Mountains. Local relief on the property is generally formed by low hills, but some steep areas also exist. Vegetation and water are scarce on the property.

The project has been explored by various operators since 1999, including Mansfield Minerals Inc, Teck-Cominco, Antares, and Regulus from 2011 to June 2018. Exploration activities have included prospecting, mapping, trenching geophysics, geochemistry, and drilling. From 2001 to 2012, 130 drill holes totalling 74,210m were completed on the property. The most recent drilling was conducted in 2013 when Regulus drilled four holes for 1,200m at Cerro Cori, located east of Rio Grande.

Licence status and holdings	The project consists of one contiguous block comprised of nine mining concessions, totalling 180 claims, covering an area of approximately 16,953ha, with an expiry date of 22 May 2020.
Deposit type and mineralisation characteristics

The Rio Grande area consists of two overlapping andesitic volcanic centres, as well as numerous flanking shallow intrusive plugs, dykes, and sills. Both are constructed of dacitic to andesitic flows, sills and dykes, intruding and flanked by volcaniclastic rocks, including breccias, agglomerates, and lahars, generally dipping away from the volcanic centres.

Alteration is roughly concentrically zoned and is strongly influenced by rock type. The occurrence of veining and mineralisation in Rio Grande is associated with the development of several distinctive hypogene events during the evolution of the deposit. In addition, supergene types of mineralisation in Rio Grande were developed during the uplift and erosion of the deposit in younger stages and up to the present-day time.

Sibanye-Stillwater Form 20-F 2019

INFORMATION ON THE COMPANY continued

The Rio Grande deposit has been the subject of much debate concerning the origin of the mineralisation and deposit type. Different styles of copper-gold mineralisation with associated alteration have been recognised. There is an early mineralised system with affinities to IOCG type deposits, and a later mineralised system with affinities to porphyry style copper-gold deposits.

Key developments and intentions

Roscoe Postle Associates Inc. prepared a 43-101 independent technical report on the Rio Grande project in fiscal 2018. The contained estimate of potentially economic mineralisation is based on an open pit scenario, with a combination heap leaching and flotation envisaged for the processing of oxide, transition, and sulphide material types. This report recommended a 7,500m drilling programme for the Rio Grande Sofia zone, consisting of 32 shallow infill drill holes.

The proposed budget includes metallurgical test work to support the completion of more advanced studies on the project and a 8,000m drilling programme consisting of four 2,000m drill holes, aimed at targeting copper-gold-sulphide mineralisation at depth. This will be considered in future work programmes.

Exploration results	No further exploration work was conducted during fiscal 2019.

Sibanye-Stillwater Form 20-F 2019	423

INFORMATION ON THE COMPANY continued

US projects: Marathon

General

The Marathon PGM-copper project is located approximately 10km north of the town of Marathon, Ontario, situated adjacent to the Trans-Canada highway No 17 on the northeast shore of Lake Superior.

The climate is typical of northern areas within the Canadian Shield, with long winters and short, warm summers. The annual average temperature is 1°C with the highest average monthly temperature of 15°C in August and lowest in January of -15°C. The Marathon PGM-copper property is located in an area characterised by moderate to steep hilly terrain, with a series of creeks, lakes and dense vegetation.

Exploration for copper and nickel deposits in the greater Marathon area started in the 1920s and continued until the 1940s with the discovery of several titaniferous magnetite and disseminated chalcopyrite occurrences. During the past four decades, the Marathon PGM-copper project has undergone several phases of exploration and economic evaluation, including geophysical surveys, prospecting, trenching, diamond drilling programme, geological studies, resource estimates, metallurgical studies, mining studies and economic analyses. Ongoing exploration efforts continue along the prospective margins of the Coldwell Complex intrusive.

Licence status and holdings

The original Marathon property, held by Stillwater Canada Inc. from 2010 to 2019, has since been enlarged by Gen Mining through the periodic staking of unpatented mining claims. Gen Mining, during the summer of 2019, staked an additional 215 claim blocks totalling 4,558ha. This increased Gen Mining’s land position to include 45 leases and 1,071 claims, or 21,965ha (219.65 square kilometres). The 45 leases are located in Seeley Lake township and total 4,810.19ha.

All claims have been renewed to their respective anniversary dates from 2020 to 2022. The claims are registered in the name of Generational PGM Inc., a subsidiary of Gen Mining.

Deposit type and mineralisation characteristics

The Marathon deposit consists of several large, thick and continuous zones of disseminated sulphide mineralisation hosted within the Two Duck Lake Gabbro. The mineralised zones occur as shallow dipping sub-parallel lenses that follow the basal gabbro contact and are labelled as footwall, main, hanging wall zones and the W horizon. The main

Sibanye-Stillwater Form 20-F 2019

INFORMATION ON THE COMPANY continued

zone is the thickest and most continuous zone. For 516 drillhole intersections, with intervals greater than 4m thick, the average thickness is 35m and the maximum is 183m.

Sulphides in the Two Duck Lake Gabbro consist predominantly of chalcopyrite, pyrrhotite and minor amounts of bornite, pentlandite, cobaltite, and pyrite. The proportions of sulphide minerals as determined in a QEMSCAN survey of a bulk sample are 2.75% pyrrhotite, 0.79% copper-iron sulphides (chalcopyrite and bornite), 0.09% pentlandite and trace amounts of pyrite, galena and sphalerite.

A prominent feature of the Marathon deposit is the local and extreme enrichment of PGM with respect to copper. For example, high grade samples from the W horizon that contain between 25g/t and 50g/t palladium might also contain very low concentrations of copper (<0.02%). The separation of PGM from copper is observed throughout the deposit but is most common near the top of the mineralised zone. In the southern half of the deposit, PGM enrichment is most prominent in the W horizon.

The Marathon PGM-copper deposit formed by sulphide accumulation in basins and troughs of the magma conduit underwent significant upgrading of copper and PGM contents by the process of multistage dissolution upgrading that was described for similar disseminated mineralisation in the Norilsk region by Kerr and Leitch (2005).

The Geordie deposit is hosted by the Geordie Lake Gabbro which has a north trending strike length of 2.5km and varies in thickness from 50m to 600m. Mineralisation consists primarily of disseminated chalcopyrite and bornite and occurs within a thick continuous basal zone that dips 45º to 60º west and can be traced over a strike length of 1.7km.

The Sally deposit is situated on the northeastern margin of the complex, strikes east – southeast, dips 45º to 50º south and extends over a 1.2km strike length and is open in all directions. Drilling has identified four main mineralised zones at the Sally deposit. The second and third mineralised zones are typically 40 to 50m and 40m thick, respectively, and are hosted by the Two Duck Lake Gabbro which is the same host rock as at the Marathon deposit.

Key developments and intentions

A comprehensive review of the drilling was completed by the previous operators of the Geordie and Sally deposits, which are both located on the Marathon property and within 16km of the Marathon deposit was undertaken. The aim of the review is an updated mineralisation model.

Exploration results

During June 2019, the JV completed a sensor passive seismic geophysical survey in the Sally area, which delineated two high-density lithologys, which are typically associated with PGM and copper mineralisation. This will be considered for drill testing in 2020. In addition, borehole electromagnetic surveys were conducted on selected holes.

The following areas were targeted in the 2019 exploration programme, which totalled 12,425m:

●  West Feeder zone near the Main zone deposit (one hole)

●  Confirmation and infill drilling on the Marathon deposit (four holes)

●  The two Geordie deposit offsets (eight holes)

●  Boyer area (14 holes)

●  Sally area (six holes)

The drilling programme was successful at intersecting the down dip mineralisation at both the Marathon and Sally deposits. Initial drilling at Boyer has confirmed a continuous strike of PGM mineralisation, which extends at depth from surface trenching.

Sibanye-Stillwater Form 20-F 2019	425

INFORMATION ON THE COMPANY continued

US projects: DENISON

Sibanye-Stillwater Form 20-F 2019	426

INFORMATION ON THE COMPANY continued

General

The Denison project is approximately 30km to the west southwest of the town of Sudbury, and includes two zones adjacent to the historic Crean Hill operation, the 109FW and 9400 Zones.

Greater Sudbury has a humid continental with warm and often hot, humid summers with long, cold and snowy winters. It is situated north of the Great Lakes, making it prone to arctic air masses. Monthly precipitation is equal year round, with snow cover expected six months of the year.

The historic Crean Hill operation consists of the main, intermediate, and west nickel-copper deposits. All three deposits have been mined by both underground and open pit methods. The earliest workings at Crean Hill operation date back over 130 years, when the operation first began production in 1885. Since then, the deposit has had on-again, off-again production. In its most recent iteration, the operation was operated by Inco (now known as Vale) as an underground mine. The operation closed in 2002.

The Denison 109FW deposit rests in the immediate footwall of the Crean Hill massive to semi-massive contact nickel-copper (PGM) main orebody, which has been largely mined out.

Licence status and holdings

Due to a previous, but now ended, agreement between Loncan and Vale, the surface and mining rights for the Denison project are held as patented ground by Vale. These are expected to be transferred to Wallbridge to a depth of 4,500 feet below the collar of the Crean Hill operational shaft. These rights are for the extraction of all metals and minerals with no expiry date, provided mining taxes are paid on the property.

As Denison is on patented land, exploration plan and permit applications are not required by Ontario’s Ministry of Northern Mines and Development for exploration and advanced exploration work. The Denison project is also considered an active mining area, where any mining activities that fit within the current closure plan may commence without additional permitting. It is however likely that additional studies and/or permitting would be required before commencing any mining activity.

Deposit type and mineralisation characteristics

The Sudbury Igneous Complex (SIC) was formed as the result of a meteorite impact 1.85 billion years ago, intruding into older granites, gneisses and metasediment. It is the second largest known meteorite impact structure on earth, underlying an area of approximately 1,540km². The SIC is geographically divided into two main areas, the North and South Ranges, which have different host rocks. The mineral deposits on the Denison project occur at the basal contact or in the footwall of the SIC’s South Range.

Most of the ore previously mined at Denison was along the basal contact, but the recently defined potentially economic mineralisation on the Denison project are largely hosted in the footwall of the Huronian metasediment and metavolcanic sequence immediately to the south of the SIC contact. The contact of the SIC with the host sequence is near vertical in the Denison area and is locally overturned. The PGM mineralisation referred to as the 109FW Zone is located along two intersecting linear structures close to this contact and plunges approximately 70º to the east-northeast. The mineralisation has been continually traced by drilling from its surface outcrop to a depth of 400m below surface.

The approximately ‘V-shaped’ orebody comprises two linear zones of approximately 80m and 150m in length, which vary between approximately 3m and 30m in thickness. The mineralisation is at its widest point where the zones intersect.

The 9400 Zone is located to the west of the 109FW Zone. It is near vertical in disposition and trends obliquely to the SIC contact. The mineralisation plunges approximately 75º to the east-southeast. It is a westwards extension of the Crean Hill West orebody and has been continually traced from near surface to a depth of 760m below surface. The orebody is tabular, thin at the eastern margin and thickens and branches into two to three limbs at the western margin with a strike length of around 200m on average. The thickness varies from 3m to 39m, with the widest point where the branches intersect.

Key developments and intentions

The Denison 109FW Zone has a portion of the mineralisation that is considered partly amenable to extraction by open-pit mining to a depth of 100m followed by cut-and-fill mining of the deeper portion.

These mining assumptions formed the basis of the assessment for prospects of economic extraction. Geological and grade models were last updated in 2015. Reporting of the mineralisation from this geological update has been declared only for the upper 100m of the deposit within an open pit shell. The deeper mineralisation is not included due to the assessment of its prospects for eventual economic assessment.

The average drillhole spacing in the 109FW mineralised area is between 20m and 35m.

Following the establishment of the Sudbury JV with partner, Wallbridge, who is now the operator of the JV, Wallbridge commenced the process of updating the mineralisation model for an intended re-statement early in 2020.

The target for any future exploration activities would be the lower sulphide bearing lithology with high grade PGM mineralisation, which is known to occur in offset dykes and certain footwall settings peripheral to the SIC. The reported mineralisation has been adjusted to reflect Sibanye Stillwater’s 80% interest (through Loncan) in the JV.

Exploration results	No new exploration work was conducted during fiscal 2019.

Sibanye-Stillwater Form 20-F 2019	427

INFORMATION ON THE COMPANY continued

SA PGM operations: Rustenburg

Sibanye-Stillwater Form 20-F 2019	428

INFORMATION ON THE COMPANY continued

Mineral Resource is accessed from surface using conventional underground mining methods to 34 Level (the lowest working level) at Siphumelele Shaft, approximately 1,350m BS, and 28 Level (the lowest working level) at Khuseleka, approximately 2,105m below surface, and 29 Level (the lowest working level) at Thembelani Shaft. The Mineral Resource at Bathopele is accessed from surface via two decline clusters using mechanised mining methods to a depth of approximately 500m below surface.

General

The Rustenburg operation is located in the North West province, northeast of the towns of Rustenburg and Kroondal, 123km west of Pretoria and 126km northwest of Johannesburg. The lease area covers approximately 130km2 and is in excess of 20km from east to west and 15km from north to south. Surface climatic conditions are mild and minimally affect the underground mining operations.

Rustenburg consists of three intermediate depth operating vertical shafts, which utilise a conventional mining method (Siphumelele 1, Khuseleka 1 and Thembelani 1), and Bathopele, which is a shallow mechanised operation.

The ore body is accessed from surface using conventional underground mining methods to 34 Level (the lowest working level) at Siphumelele Shaft, approximately 1,350m below surface, to 28 Level (the lowest working level) at Khuseleka 1 Shaft, approximately 2,105m below surface, and 29 Level (the lowest working level) at Thembelani 1 Shaft. The ore body at Bathopele is accessed from surface via two decline clusters using mechanised mining methods to a depth of approximately 500m below surface.

The vertical shafts target both the Merensky Reef and UG2 Reef horizons, whilst the shallow, mechanised Bathopele targets only the UG2 Reef. The underground ore is treated at both the Waterval UG2 and Waterval Retrofit concentrators, after which it is subject to a smelting and refining agreement with the Rustenburg section of Anglo American Platinum. The Waterval UG2 concentrator has an integrated chrome recovery circuit, which recovers a chrome concentrate from the UG2 ore.

Apart from the underground operations, there are also two tailings retreatment operations:

●  Western Limb Tailings Retreatment Plant treats tailings from the old Waterval and Klipfontein TSFs, via hydro mining

●  Tails from the Waterval TSFs and Waterval UG2 and Retrofit concentrators are retreated at the Platinum Mile plant

Licence status and holdings

Sibanye Rustenburg Platinum Mines Proprietary Limited (SRPM) is the holder of a converted mining right under DMRE Ref No NW30/5/1/2/2/82 MR (SRPM Mining Right) valid from 29 July 2010 to 28 July 2040.

A notarial deed of cession was executed on 1 November 2016 whereby the SRPM Mining Right was ceded from Rustenburg Platinum Mines Limited to SRPM.

The SRPM Mining Right was registered in the Mineral and Petroleum Titles Registration Office (MPTRO) on 3 October 2011 under Ref No 67/2011.

Mineralisation characteristics

Two reef types are mined at the Rustenburg operations: UG2 Reef and Merensky Reef, both dipping at approximately 9° towards the northeast.

The UG2 Reef consists of a main chromitite seam with an average thickness of 70cm. The mining cut includes the main seam and various components of hangingwall and footwall to a planned mining width varying from 105cm (conventional) to 120cm (mechanised).

The Merensky Reef lies 140m above the UG2 Reef and consists of pegmatoidal feldsphatic pyroxenite, with thin top and bottom contact chrome stringers, and has an average width of 20cm.The mining cut includes the Merensky Reef and various components of hangingwall and footwall to a planned minimum width varying between 105cm and 120cm.

Both the UG2 and Merensky mineralisation occurs as tabular orebodies, and are laterally continuous with relatively long-range grade consistency and predictability.

Reef disruptions in the form of potholing, faulting, Iron Rich Ultramafic Pegmatoid (IRUP) and dykes occur throughout the orebody resulting in an average geological loss of approximately 15%.

Infrastructure

Rustenburg is a large, established mine, with all the necessary surface infrastructure to support mining operations.

Apart from the four operating shafts, which are Kuseleka 1, Thembelani 1, Siphumelele 1 and Bathopele, Rustenburg hosts a number of shafts under care and maintenance.

Sibanye-Stillwater Form 20-F 2019	429

INFORMATION ON THE COMPANY continued

Hoisting and production capacities	Operating shaft	Operating hoisting capacity (ktpm)		Planned production (ktpm)(1)
	Siphumelele	195		65
	Khuseleka	225		140
	Thembelani	220		140
	Bathopele	280		260
	(1) Planned production is five-year hoisted average from 2020 onwards.
Mining method	● Vertical shafts: conventional scattered breast mining ● Mechanised declines: bord and pillar
Life of mine	35 years (until 2053) based on current mineral reserves
Mineral processing and capacity	Plant name	Design capacity (kptm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
	Waterval UG2 concentrator	450	420	84.0	UG2 from underground
	Waterval retrofit concentrator	650	450	74.0	MER and UG2 from underground
	CRP(1)	440	440	11.0	Fresh UG2 tailings
	WLTR plant	450	380	28.0	Historic tailings
	Platinum Mile	800	650	12.0	Fresh and historic tailings
	(1) Chrome retreatment plant (CRP) treats UG2 rougher middlings to recover a saleable chromite concentrate.
Tailings disposal and capacity

●  The two TSFs cater for the planned 750ktpm depositional requirements to beyond 2053

●  Hoedspruit TSF active dam with tonnes being added from WLTR plant

●  Paardekraal TSF active dam with tonnes being added from Retrofit and UG2 plants

Key developments and brownfield projects (on-mine)

Hoedspruit Platinum Exploration was granted a PR under DMRE Ref No NW30/5/1/1/2/1300 PR but this lapsed on 14 December 2011. An application for renewal of the PR was submitted and initially refused. However, an appeal was lodged against the refusal of the decision and the appeal was upheld. The granting of the renewal application has been finalised. The application for the incorporation of this project into the SRPM Mining Right is currently in progress.

Sibanye-Stillwater Form 20-F 2019	430

INFORMATION ON THE COMPANY continued

SA PGM operations: Kroondal

General

Kroondal is situated in the magisterial district of Rustenburg, approximately 120km northwest of Johannesburg and about 120km west of Pretoria (Tshwane) in the North West province of South Africa.

The Kroondal operation is a 50:50 JV with Anglo American Platinum and is subject to a pooling and sharing agreement (PSA), whereby the Sibanye-Stillwater infrastructure is utilised to access ore body on the Anglo American Platinum held MR. The JV is managed by Sibanye-Stillwater.

Kroondal consists of established shallow, mechanised PGM operations in the Western Limb of the BIC.

The UG2 Reef is exploited and the deposit is accessed from surface using decline systems and mined via bord and pillar method. Mining takes place at depths between 250m and 550m below surface.

Run of mine (ROM) ore is treated via two concentrator processing plants (K1 and K2) and there is spare processing capacity at a third concentrator plant, which is currently under care and maintenance (Marikana plant). The concentrate is sold to RPM, a wholly owned subsidiary of Anglo American Platinum, under an off-take agreement.

The Kroondal Extension area, an area situated down-dip of the original PSA agreement area, is mined on a royalty basis to Anglo American Platinum.

Licence status and holdings

Apart from the principle mining right, which is being administered by Anglo American Platinum, Kroondal operations Proprietary Limited is the holder of a converted mining right under DMRE Ref No NW30/5/1/2/2(104) MR (Kroondal MR), valid from 17 October 2006 to 16 October 2022, in respect of a mining area, totalling approximately 1,722ha. The mining right comprises various farms (or portions thereof).

The Kroondal mining right was registered on 26 April 2007 under Ref No 35/2007 MRC.

Sibanye-Stillwater Form 20-F 2019	431

INFORMATION ON THE COMPANY continued

Mineralisation characteristics

UG2 Reef is exploited at Kroondal operations, which consists of two chromite rich horizons hosting PGM minerals, separated by a pyroxenite, parting forming the mineable horizon. The reef dips at approximately 9º towards the northeast.

The two chromitite horizons, termed the UG2 leader seam and the UG2 main seam, are about 20cm and 70cm thick respectively, and the pyroxenite parting has a variable thickness of up to 4m, but is typically <1.5m.

The mining cut typically includes both the seams, and the minimum mining width is 200cm and the maximum is 270cm, which includes the internal pyroxenite.

The orebody is tabular, laterally continuous with relatively long-range grade consistency and predictability.

Reef disruptions in the form of potholing, faulting, IRUP and dykes occur throughout the orebody, resulting in an average geological loss of approximately15%, except for the Bambanani Shaft which is about 30%.

Infrastructure

Kroondal is a large, established mine with all the necessary surface infrastructure to support mining operations.

Apart from the five operating shafts, Kwezi, K6, Kopaneng, Simunye and Bambanani, it hosts five shafts under care and maintenance.

Hoisting and production capacities	Operating shaft	Operating hoisting capacity (ktpm)				Planned production (ktpm)(1)
	Kwezi	150				145
	K6	140				125
	Kopaneng	186				144
	Simunye	160				141
	Bambanani	130				120
	(1) Planned production is five-year hoisted average from 2020 onwards.
Mining method	Bord and pillar
Life of mine	It is estimated that the current mineral reserves will sustain the operations until 2030
Mineral processing and capacity	Plant name	Type	Design capacity (kptm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
	K1	Concentrator	290	290	81.7	UG2
	K2	Concentrator	300	300	80.0	UG2
	Currently ore from Kwezi, Simunye and Bambanani Shafts is processed at K2 plant Ore from K6 and Kopaneng Shafts is processed at K1 plant
Tailings disposal and capacity

Three TSFs currently cater for the 600ktpm depositional requirements. Although the current available capacity is not sufficient to cater for the LoM Mineral Reserves, projects are being conducted to assess additional storage facilities in redundant, worked-out open pits.

●  K1 TSF receives tailings from K1 concentrator plant

●  K150 TSF receives tailings from K1 and K2 concentrator plants (portion of KI)

●  K2 TSF receives tailings from K2 concentrator plant

●  Marikana TSF receives tailings from K2 concentrator plant

All delivered ore from underground goes through a dense medium separation plant that removes approximately 30% of total volume delivered, which is principally waste material (pyroxenite). This process enhances the feed grade of the ore received by the concentrators and also assists to minimise the tailings depositional requirements.

Key developments and brownfield projects (on-mine)

Current operations fully utilise the defined mineralisation of economic interest with no upside identified that can be explored or exploited. Studies are ongoing to optimise chrome extraction via improved technology.

Sibanye-Stillwater Form 20-F 2019	432

INFORMATION ON THE COMPANY continued

SA PGM operations: marikana

Sibanye-Stillwater Form 20-F 2019	433

INFORMATION ON THE COMPANY continued

General

The Marikana operations (Western Platinum Limited and Eastern Platinum Limited) are located in the Marikana district, 40km to the east of the town of Rustenburg in the North West province of South Africa. The lease area covers approximately 214km2 and is in excess of 30km from east to west and 15km from north to south. Surface climatic conditions are mild and minimally affect the underground mining operations.

Marikana currently has five contributing shafts: 4Belt, K3, Rowland, Saffy and E3. The Merensky and the UG2 Reefs are mined simultaneously at an average depth of 500m and are accessed via infrastructure consisting of shallow incline and deep vertical shafts. The 4Belt shallow incline and K3 and Rowland vertical shafts target both the Merensky Reef and UG2 Reef horizons, while the E3 shallow incline and Saffy vertical shaft target only the UG2 Reef. The primary vertical shaft complexes account for the largest portion of the mineral reserves.

The ore body is accessed from the surface using conventional underground mining methods. The 4Belt and E3 shallow incline shafts extend to depths of approximately 400m below surface and the K3, Rowland and Saffy vertical shafts to approximately 900m below surface.

The ore mined at the Marikana operations is processed through five concentrators on site with a combined milling capacity of approximately 600,000t per month. The concentrate produced is dispatched to the smelter where a sulphide-rich matte is produced for further processing at the Base Metal Refinery (BMR). At the BMR, base metals (nickel and copper) are removed and the resulting PGM-rich residue is sent to Precious Metal Refinery (PMR) in Brakpan for final treatment. PMR produces the final precious metal products.

Apart from the underground operations, there is one tailings retreatment operation. The remining of eastern tailings dam 1 (ETD1) occurs by hydraulic mining with high pressure water guns and the tailings are retreated at the Bulk Tailings Treatment (BTT) plant.

Licence status and holdings

The mineral rights for the Marikana operations comprise several mining rights. There are two mining rights within Western Platinum Limited, which have been converted to new order mining rights 11/2008MR and 29/2008MR

The mining rights within Eastern Platinum Limited were converted to new order mining rights 16/2008MR and 13/3008MR. These mining rights are for the extraction of PGMs and, where applicable, the associated minerals, and will continue until September 2037.

ETD1 is located within the area covered by new order mining right 16/2008MR on the farm Turffontein 462JQ and is currently being remined.

Mineralisation characteristics

The Marikana mining rights areas are underlain by the Merensky and UG2 Reefs over a strike length of approximately 27km. The strata and reefs strike in an approximately east-west direction and generally dip between 8°N in the west, gradually increasing to 13°N in the extreme east of the property.

The UG2 Reef normally comprises a narrow tabular chromitite layer, which varies in thickness between 1.0m and 1.4m. Localised internal waste comprising pyroxenite or anorthosite can occur. To the west of the property, the Leader Chromitite layer separates from the main UG2 Chromitite, creating a zone of “split facies”. This affects the far western areas of K3 and K4 and the future K5 mining blocks. The UG2 Reef underlies the Merensky Reef by between 130m and 210m, the middling between the two reefs gradually increasing across the operations from west to east.

The Merensky Reef varies across the Marikana operations. This variability is used to define several facies (or reef sub-types) based on the occurrence of distinct lithological units within the reef. Two major types, pegmatoidal and non-pegmatoidal facies, occur. These have been separated further into a total of six different facies based on the occurrence of thin chromitite layers in the order which are several millimetres thick. It has long been recognised that grade and thickness characteristics are controlled by the facies.

All Merensky Reef mining cuts at Marikana occurs as distinct and continuous layers within the Merensky package. In general, the facies change from east south-east to west north-west. Lower grade non-pegmatoidal types (which include Marikana, Westplats, Thin and Eastplats) occur in the central and east, whereas the higher grade pegmatoidal types (which include Brakspruit, RPM) occur in the western and deeper areas of the property. The layered nature of the BIC makes it possible to identify different lithological and stratigraphic units, which facilitates the interpretation of geological disturbances such as dykes, faults, potholes and IRUP.

Infrastructure

Marikana is a large, established mine, with all the necessary surface infrastructure to support mining operations. Apart from the five operating shafts, 4Belt, K3, Rowland, Saffy and E3, it hosts a number of shafts under care and maintenance.

Hoisting and production capacities	Operating shaft	Operating hoisting capacity (ktpm)	Planned production (ktpm)(1)
	K3	290	181
	4B Incl	168	73
	Rowland	260	141
	Saffy	220	164
	E3 Incl	110	49
	(1) Planned production is five-year hoisted average from 2020 onwards.

Sibanye-Stillwater Form 20-F 2019	434

INFORMATION ON THE COMPANY continued

Mining method	● Vertical shafts: conventional up-dip down-dip mining with a limited amount of breast mining ● Shallow inclines: conventional breast mining with a limited amount of up-dip down-dip mining
Life of mine	14 years (until 2034) based on current mineral reserves
Mineral processing and capacity	Plant name	Design capacity (kptm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
	Karee A	140	148	87.0	MER underground
	Karee B	120	125	86.5	UG2 underground
	K4	125	135	85.0	MER and UG2 underground
	EPL	180	225	80.0	UG2 underground
	1 Shaft BTT	300	300	25.0	Historic tailings
	ETTP	274	223	23.5	Tailings

	Chrome processing
	Plant name	Design capacity (kptm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
	Glencore (EPL)	280	225	25.0	EP UG2 tailings
	Arxo (K3 B)	120	125	17.5	WP UG2 tailings
	Glencore (K4)	125	135	13.0	WP UG2 tailings
	Chromtech (BTT)	300	300	9.5	EP UG2 tailings

Tailings disposal and capacity

● K3A concentrator deposition to KTD 3a and 3b – 145ktpm (life of TSF until 2025 at current deposition rate)

● K3B concentrator deposition to KTD 2 – 105ktpm (life of TSF until 2024 at current deposition rate)

● K4 concentrator deposition to KTD4 – 116ktpm (life of TSF until 2044 at current deposition rate)

● EPL concentrator deposition to ETD 2 – 207ktpm (life of TSF until 2028 at current deposition rate)

● 1 Shaft BTT concentrator to WPTD 6 – 270ktpm (life of TSF until 2025 at current deposition rate)

Key developments and brownfield projects (on-mine)

The Schaapkraal prospecting right, which covers the western down-dip area at Marikana, expired in April 2018. An application for a new prospecting right was submitted to the DMRE and this was granted on the 22 August 2019. All other documents have been submitted to the DMRE and an execution date is awaited. On finalisation of the new prospecting right, this mineralisation will be considered for inclusion into the Marikana figures.

Sibanye-Stillwater Form 20-F 2019	435

INFORMATION ON THE COMPANY continued

SA PGM operations: Mimosa

Sibanye-Stillwater Form 20-F 2019	436

INFORMATION ON THE COMPANY continued

General

Mimosa is a shallow, mechanised PGM and base metal mining operation located in the Wedza sub-chamber of the Great Dyke of Zimbabwe, some 32km west of Zvishavane, a major mining centre situated 340km southwest of Harare, the capital city of Zimbabwe.

Mimosa Mining Company is jointly owned by Impala Platinum Holdings Limited (Implats) and Sibanye-Stillwater on a 50:50 shareholding, following the conclusion of a deal on 12 April 2016, which resulted in Sibanye-Stillwater acquiring all the shares formerly belonging to Aquarius. The operation is managed by Implats.

Mimosa is an ongoing underground operation on the South Hill ore deposit, consisting of two shafts, which are the Wedza Shaft and the Mtshingwe Shaft. The Wedza Shaft, on the northern part of South Hill, has been extensively mined, while Mtshingwe Shaft is at development stage.

There are two mineralised zones at Mimosa, of which only the Main Sulphide Zone (MSZ) is economical and being mined.

Licence status and holdings

The Mimosa mining right is covered by a mining lease covering an area of 6,594ha. The mining lease, Lease No 24, was granted to Mimosa Mining Company on 5 September 1996. The lease was registered for nickel, copper, cobalt, gold, silica, chromite and PGMs and Mimosa Mines Private Limited currently holds the mining right to that lease.

The lease agreement gives Mimosa Mining Company exclusive mining rights for PGMs and base metals within the vertical limits of its boundary.

Mineralisation characteristics

The MSZ is typically 2m to 3m thick, but is locally up to 20m thick, with a marked decrease in grade with thickening of the zone.

Although mineralisation is very consistent, localised disruption to reef due to pegmatiods and washout channels have been encountered in some areas of the mine.

Unlike the BIC, the reef is not in contact with or within chromitite seams. The MSZ has definitive metal profiles which are consistent.

Infrastructure

●  Two adits (Blore and Wedza) for access to the mine and material handling

●  21km underground conveyor network with ore bunker

●  Two 850kW, four 280kW, two 220kW and one 900kW main primary exhaust fans

●  10 raise bore ventilation shafts with four planned for future sinking

●  Two main surface magazines and four underground distribution stores

●  Anfo mixing shed and bulk emulsion storage facilities

●  Surface administration offices, change houses, surface workshops and a clinic

Hoisting and production capacities	Operating shaft		Operating hoisting capacity (ktpm)		Planned production (ktpm)(1)
	Wedza and Mtshinigwe		220		217
(1) Planned production is five-year hoisted average from 2020 onwards.
Mining method	Bord and pillar
Life of mine	It is estimated that the current mineral reserves will sustain the operations until 2032
Mineral processing and capacity	Plant name	Type	Design capacity (kptm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
	Mimosa	Concentrator	185	227	77.7	UG MSZ
Concentrates transported by road to South Africa for smelting and refining at the Implats facilities
Tailings disposal and capacity	Tailings are contained on site in a dedicated TSF, which has sufficient storage capacity to sustain the LoM mineral reserves.
Key developments and brownfield projects (on-mine)

Exploration development is currently ongoing at the Mtshingwe Shaft on 14 Level South. The Mtshingwe Block has not been fully evaluated yet. Two holes were drilled at the end of 2017 and showed that the reef is more than 100m below that of South Hill. It is in a graben with sympathetic faults present in the orebody. Additional exploration holes are planned to be drilled in the future.

Sibanye-Stillwater Form 20-F 2019	437

INFORMATION ON THE COMPANY continued

SA PGM projects

The South African PGM operations are supported by a pipeline of five projects, which are at varying stages of development. The projects – Blue Ridge, Zondernaam, Hoedspruit, Akanani and Limpopo – are all located on the BIC in South Africa and present opportunities to sustain and/or enhance the current production profile. During fiscal 2019, the Group refined its portfolio by exiting from certain low potential projects (Loskop and Vygenhoek), while advancing studies into Blue Ridge, Akanani, Hoedspruit and Limpopo.

Blue Ridge

This 50:50 JV with Imbani Platinum is situated approximately 30km southeast of Groblersdal on the Eastern Limb of the BIC. Sibanye-Stillwater owns a 50% stake in the JV following its acquisition of Aquarius in 2016. The mine, constructed in 2007, was placed on care and maintenance in 2011 on the back of depressed PGM prices, and has remained on care and maintenance ever since.

Akanani

Akanani is an advanced stage exploration project located on the Northern Limb of the BIC, in the Limpopo province of South Africa, targeting the Platreef Pyroxenite orebody. The project was acquired by Sibanye-Stillwater in 2019 as part of the Lonmin transaction. Sibanye-Stillwater has an effective 93.13% interest in Akanani Mining Proprietary Limited, via its shareholding in Western Platinum Limited.

Hoedspruit

Hoedspruit Platinum Exploration Proprietary Limited (Hoedspruit Platinum Exploration) is a PR in the Rustenburg area, situated directly adjacent to the Rustenburg operation’s mining right, and is currently earmarked for inclusion into the Rustenburg mining right. The application process is in progress. Sibanye-Stillwater has an effective 74% interest, while 26% is held by Watervale Proprietary Limited (Watervale), an empowerment company controlled by Savannah Resources Proprietary Ltd.

Limpopo

The Limpopo project is located on the northern sector of the Eastern Limb of the BIC in the Limpopo province of South Africa. The larger project area consists of three contiguous mineral title areas, namely Voorspoed, Dwaalkop and Doornvlei. They are centred around the Baobab Mining Operation, located on the Voorspoed mining right, which is under care and maintenance. Sibanye-Stillwater has an effective 95.25% interest in the C&M Baobab mine and the Doornvlei mining right. A total of 45.25% of the Dwaalkop prospecting right is held by Mvelephanda Resources (a wholly owned subsidiary of Northam Platinum Ltd).

Zondernaam

The Zondernaam project, a JV between Sibanye-Stillwater (74%) and Bakgaga Mining (26%), is an early stage exploration project situated along the northern part of the Eastern Limb of the BIC, which has had limited drilling to date.

Vygenhoek

Vygenhoek is located 30km northeast of Roossenekal in Mpumalanga province. The Group is in the process of exiting this project since the mining right application was not approved.

Sibanye-Stillwater Form 20-F 2019	438

INFORMATION ON THE COMPANY continued

SA PGM projects: Blue Ridge

General

The Blue Ridge project 50:50 JV with Imbani Platinum, is situated on the Blaauwbank farm, approximately 30km southeast of Groblersdal on the Eastern Limb of the BIC. It is located in an undulating area, marked by bushveld savannah and a mild climate.

The project was originally owned by Ridge Mining, who developed it in partnership with Imbani Platinum. Ridge Mining started exploration in 2001, completed a feasibility study (FS) by the end of 2005. Mine development started in January 2007 and Aquarius acquired Ridge Mining in July 2009. The mine was placed on care and maintenance in

Sibanye-Stillwater Form 20-F 2019

INFORMATION ON THE COMPANY continued

2011, on the back of depressed PGM prices, and has remained on care and maintenance ever since. Sibanye-Stillwater owns its 50% stake in the JV following its acquisition of Aquarius in 2016.
Licence status and holdings

Blue Ridge Platinum Proprietary Limited is the holder of a converted mining right under DMRE Ref No LP30/5/1/2/2/177 MR (Blue Ridge MR), valid from 21 May 2014 to 20 May 2044, in respect of a mining area totalling approximately 1,889.0ha.

The DMRE has been notified of the care and maintenance status and ongoing engagements are currently taking place to ensure compliance with environmental and SLP conditions.

Mineralisation characteristics

The UG2 Reef orebody is targeted, with mineralisation varying in thickness from 60cm to 130cm. Mineralisation occurs as A, B and C chromitites locally separated by internal pyroxenites. The average dip of the reef is 18°.

The Blue Ridge orebody is preserved in an enclave on the eastern flank of the Dennilton Dome, a positive feature in the floor rocks to the BIC and which outcrops southeast of Groblersdal.

Key developments and brownfield projects (on-mine)

This mining operation remains under care and maintenance and the Group is currently considering its strategic options to maximise value from its shareholding in the JV. Studies into the feasibility of re-opening the mine are ongoing and are expected to be finalised in fiscal 2020.

Exploration results	No exploration work has been undertaken at this operation since being placed under care and maintenance in 2011.

Sibanye-Stillwater Form 20-F 2019	440

INFORMATION ON THE COMPANY continued

SA PGM projects: AKANANI

Sibanye-Stillwater Form 20-F 2019	441

INFORMATION ON THE COMPANY continued

e
General

Akanani is an advanced stage exploration project located on the Northern Limb of the BIC, in the Limpopo province of South Africa, 30km northeast of the town of Mokopane. The project was acquired by Sibanye-Stillwater in fiscal 2019 as a part of the Lonmin transaction.

Extensive exploration drilling has been conducted on the property and a mineralisation of economic interest has been identified west of the Mogalakwena mine, owned by Anglo American Platinum. The identified mineralisation offers the potential for a long-life, low-cost operation. The wide orebody, which is 20m thick for the P2 Unit, would enable a fully mechanised, long-hole, open stope mining operation.

Licence status and holdings

The original Akanani converted PR was granted from 13 June 2006 to 12 June 2011. An application for renewal of the PR was submitted to the DMRE on 16 March 2011. The renewed right commenced on the date of execution, 4 April 2018 and expires on 3 April 2021. The right covers PGMs, gold, silver, nickel, copper and cobalt. An application for conversion to a mining right is under preparation and is expected to be submitted prior to the expiry of the PR.

Mineralisation characteristics

The mineralisation is contained within the Platreef Pyroxenite unit that is considered to represent the Upper Critical Zone in this area and starts at approximately 750m below surface. The Platreef Pyroxenite, which can be hundreds of metres thick, contains zones of PGM mineralisation that are associated with various lithological subdivisions of the Platreef Pyroxenite.

The higher grade mineralisation is generally well constrained within a geological unit towards the top of the Platreef Pyroxenite known as the P2 Unit, that has an average thickness of approximately 20m. Mineralisation in the P1 Unit occurs over a wider interval (30m) and appears to be less continuous than that of the P2 Unit. The P1 Unit is generally of lower grade than the P2 Unit.

Potholes and IRUP intrusions, such as those that occur on the Merensky and UG2 Reefs, have not been recognised on the Platreef Pyroxenite at the Akanani project. Losses in the mining area are likely to occur as a result of dykes and veins, faults and localised alteration, particularly calc-silicate alteration. Such alteration is rare in the P2 Unit and is more common in the P1 Unit.

Major discontinuities, such as faults and dykes, have been identified throughout the deposit, via the interpretation of magnetic survey and diamond drilling information.

A unique feature of the Platreef Pyroxenite mineralisation, is the ratio of platinum to palladium, which is close to a 1:1 ratio, as well as the high concentration in base metal by-products, with nickel and copper grading 0.24% and 0.13% respectively, resulting in a diversified metal mix.

Key developments and brownfield projects (on-mine)

The large thickness of the orebody makes the ore body amenable to fully mechanised, bulk mining methods. A pre-feasibility study conducted in fiscal 2017 provides for a mine design where a 320,000tpm operation was focused on a mining block located in the south eastern portion of the property. Due to the economic outcome of the study, no Mineral Reserve has been declared on the property.

The fiscal 2019 focus was on continued exploration drilling, conducting environmental specialist studies and assessing the optimal strategy to maximise asset value within the Sibanye-Stillwater portfolio.

Exploration results

In fiscal 2019, 3,730m of drilling was completed from two boreholes, which primarily comprised infill drilling. Two boreholes were drilled to depths of up to 1,228m, with one deflection per borehole. No analytical results were available at the time of this declaration.

Sibanye-Stillwater Form 20-F 2019	442

INFORMATION ON THE COMPANY continued

SA PGM projects: Hoedspruit

General

The Hoedspruit project is located near the town of Rustenburg in the North West province of South Africa.

The property comprises an area of approximately 578.6ha situated adjacent and contiguous to Rustenburg’s Siphumulele 1 Shaft to the west and Siphumelele 2 Shaft to the south and updip.

Licence status and holdings

Sibanye-Stillwater, through its acquisition of Aquarius in 2016, holds both directly and indirectly, 74% of the outstanding share capital of Hoedspruit Platinum Exploration, with the remaining 26% held by Watervale, an empowerment company controlled by Savannah Resources Proprietary Limited.

Hoedspruit Platinum Exploration was granted a PR under DMRE Ref No NW30/5/1/1/2/1300 PR which lapsed on the 14 December 2011. An application for renewal of the PR was submitted but refused. An appeal was lodged against the refusal and was upheld. An application is in progress to incorporate this into the SRPM Mining Right.

Deposit type and Mineralisation characteristics

Both the Merensky and UG2 Reefs are developed on the property with the Merensky developed at depths ranging from 898m to 1,315m, while the depth of the UG2 Reef varies from 1,042m to 1,408m. Mineralisation characteristics are similar to that of the Rustenburg section.

Key developments and intentions

Sibanye-Stillwater has submitted an application, in terms of the provisions of S102 of the MPRDA, to amend Rustenburg’s mining right to incorporate the project into the existing mentioned mining right. If approved, this will allow the area to be mined from the existing Rustenburg underground infrastructure.

Sibanye-Stillwater Form 20-F 2019	443

INFORMATION ON THE COMPANY continued

Exploration results

While no recent exploration drilling has taken place because of the legislative issues with the DMRE, these issues have now been resolved, paving way for a S102 application for incorporation of the project into Rustenburg’s NW82MR. Sufficient exploration drilling has been undertaken on this project which is to be used alongside geological information from Siphumelele 1 Shaft to the west and Siphumele 2 Shaft to the south for detailed mine planning.

SA PGM projects: LImpopo

General

The Limpopo project is located on the northern sector of the eastern limb of the BIC in the Limpopo province, approximately 50km south of the city of Polokwane. The area is situated about 1,230m above sea level, and features a semi-arid, mild climate with average temperatures reaching around 21°C–22°C in January and falling to 11°C in July. The project area is characterised by open savannah with scattered tree cover.

The larger project area consists of three contiguous mineral titles areas, Voorspoed, Dwaalkop and Doonvlei. These areas are centred around the Baobab operation, which is situated on the Voorspoed mining right.

The Baobab operation has the full surface and underground infrastructure to support the designed mining rate of 90ktpm. It has a vertical shaft to a depth of 450m and capacity of 90,000tpm ore. Furthermore, it has an attached 90,000tpm concentrator.

Concentrate has been historically processed at Lonmin’s (now Sibanye-Stillwater) smelting and refining operations. The Baobab operation was a producing mine that reached a maximum extraction rate of 75,000tpm, before being placed on care and maintenance in early 2009. The mining methods applied since the operation started were conventional down-dip stoping, conventional apparent dip raise, long hole stoping and mechanised, long hole stoping.

Sibanye-Stillwater Form 20-F 2019

INFORMATION ON THE COMPANY continued

There are currently no mining development activities on the balance of the properties.
Licence status and holdings

Voorspoed is held by Western Platinum Limited and holds a new order mining right. The Voorspoed mining right commenced on 26 February 2014 and will continue for a period of 30 years, ending on 25 February 2044.

The Dwaalkop block, directly to the east of Voorspoed, forms a JV in which both WPL and Mvelephanda Resources (a wholly owned subsidiary of Northam Platinum Ltd) each have a 50% interest. It incorporates portions of the Dwaalkop, Rooibokbult and Turfpan farms. An application for a mining right was lodged with the DMRE in respect of Dwaalkop in April 2009. The Dwaalkop mining right application is currently pending.

Doornvlei is held by WPL and holds a new order mining right. The Doornvlei mining right commenced on 26 February 2014 and will continue for a period of thirty years, ending on 25 February 2044.

Mineralisation characteristics

Mineralisation occurs in two parallel ore zones, the UG2 and Merensky Reefs. The two reefs are approximately 130m apart horizontally and are part of the northern portion of the Eastern Limb of the BIC. The average width of the UG2 Reef for each property varies between approximately 1.90m and 3.05m, and the average width of the Merensky Reef for each property varies between approximately 0.90m and 2.25m.

The reef dip is relatively steep in this area, with the dip in the Baobab and Dwaalkop-Doornvlei blocks being approximately 60° to the south. The mineralisation occurs over a strike length of approximately 15km and are dislocated by several large faults, which form the lateral boundaries of the delineated mineral resource blocks, which consist of Baobab and Baobab East, Dwaalkop and Doornvlei. The UG2 Reef in the northern sector of the Eastern Limb differ from other areas in the BIC because the concentrations of both copper and nickel are relatively high. Visible sulphide mineralisation is a feature of this UG2 ore type.

These base metals form an important by-product of PGM mining.

Key developments and brownfield projects (on-mine)

Following the downturn in the PGM commodity price cycle since 2008, and the subsequent care and maintenance of the Baobab operation, the focus has been on care and maintenance activities as well as comprehensive studies to develop an integrated development strategy for the Limpopo project, which incorporates all three of the properties.

A detailed FS in this regard was completed by DRA Global in 2017, which proposed a phased approach, starting with the re-opening of the Baobab operation, and then incorporating production from the Dwaalkop and Voorspoed areas via a series of decline portals.

Due to capital constraints within the Lonmin at the time, combined with continued suppressed PGM prices which negatively impacted the project evaluation, the development was postponed.

Since the asset acquisition from Lonmin in June 2019, Sibanye-Stillwater has initiated a strategic review process, which includes the revision and updating of the 2017 FS, to assess the optimal development timeframe for these assets. Due to the steep dip of the UG2 and Merensky Reefs, the project remains an attractive mechanisation option, which fits well with Sibanye-Stillwater’s strategic goals. Pending the outcome of the updated FS, figures historically reported by Lonmin have been kept constant, but adjusted for Sibanye-Stillwater’s attributable interest.

Exploration results

The nature of both the Merensky and UG2 Reefs in the area has been established by underground mining, underground sampling, surface trenching, surface drilling and an airborne magnetic survey.

Between 1960 and 2009, numerous phases of drilling were conducted by various mining companies, including Anglo American Corporation, Messina Limited, Implats, Southern Platinum Corporation and Lonmin. No exploration work has been conducted over the Limpopo properties in the period between 2010 and 2019.

Sibanye-Stillwater Form 20-F 2019	445

INFORMATION ON THE COMPANY continued

SA PGM projects: Zondernaam

.

General

The Zondernaam project is an exploration stage project situated along the east-west trending, northern part of the Eastern Limb of the BIC.

It is located about 35km east of Lebowakgomo, Limpopo province. It comprises seven contiguous farms to the north of the Phosiri dome and to the west of the Bokoni platinum mine.

Licence status and holdings

The project comprises two PRs held by Zondernaam Mining Proprietary Limited, a JV between the fully held subsidiary Aquarius Platinum (SA) Corporate Services Proprietary Limited (74%) and Bakgaga Mining (26%), with DMRE Ref No LP30/5/1/1/2/0406 PR and LP30/5/1/1/2/0824 PR.

LP30/5/1/1/2/0406 PR expired on 10 October 2010 and LP30/5/1/1/2/0824 PR expired on 12 September 2011. Applications for renewal of both PRs were submitted and have been granted. The rights have not yet been executed.

Sibanye-Stillwater Form 20-F 2019	446

INFORMATION ON THE COMPANY continued

Mineralisation characteristics

The UG2 Reef and Merensky Reef horizons of the BIC are targeted but are not known to outcrop on the project area. They are estimated to truncate at depth (~1,500m) against the Transvaal sequence.

The Merensky Reef generally comprises a pyroxenite with partings or “internal waste” of varying compositions. Two thin chromitite layers are usually present, one in the upper portion of the pyroxenite and another in the lower portion of the pyroxenite. A marked increase in the amount of sulphide minerals, as well as increased PGM values, are usually expected within the pyroxenites close to these chromitite layers.

The UG2 Reef, as observed on the Zondernaam project, is a homogeneous chromitite layer of varying thickness from between 80cm and approximately 1,65m. In most of the drill holes that intersected the UC2 Reef, Leader Seams overlie the Main Seam and are reasonably well developed. The middling between the leader seam and the LIG2 main seam vary in thickness.

Key developments and brownfield projects (on-mine)

Due to the depth of the mineralisation (in excess of 1,500m) the project is not being considered for advancement or development. To date, seven exploration holes have been drilled and confirmed the presence of both the UG2 and Merensky Reefs.

Due to the low ranking of this project within the Sibanye-Stillwater portfolio, an agreement was reached with our JV partner to transfer Sibanye-Stillwater's shareholding in Zondernaam Mining to them for no consideration. This agreement has not yet been effected.

Exploration results	Due to the pending grant and approval notification, no exploration was conducted in fiscal 2019. There have been no changes to the previously reported figures.

Sibanye-Stillwater Form 20-F 2019	447

INFORMATION ON THE COMPANY continued

Gold operations: Beatrix

reef horizons with the deepest operating level some 2,055m below surface (22 Level at 4 Shaft). The principal mining takes place on the Beatrix Reef (BXR). Additional reefs mined include VS5 Reef of the Eldorado Formation (VS5), Aandenk (AAR) and Kalkoenkrans.

General

Beatrix, a shallow to intermediate level underground gold mine, has been producing gold since 1983 in the southern portion of the Free State Goldfield. Beatrix is located in the district municipality of Lejweleputswa, near the towns of Welkom and Virginia, approximately 240km south-west of Johannesburg, in the Free State province of South Africa.

No extreme climatic conditions are experienced and climate has little influence on mining activities. The area is semi-arid (~600mm rainfall per year) with relatively flat grassland. Before the advent of mining the land was used for agricultural purposes, principally maize and cattle farming.

Licence status and holdings

Beatrix is operated under a converted mining right in terms of the MPRDA, with DMRE Ref No FS30/5/1/2/2 81 MR. The Beatrix mining right was valid from 7 February 2007 to 6 February 2019 in respect of a mining area totalling 16,835ha.

A renewal application for the Beatrix mining right was submitted on 27 July 2018 in order to extend the period of validity of the Beatrix mining right by up to a further 30 years. The Beatrix mining right renewal application is still pending. It must be noted that in terms of the provisions of Section 24(5), a mining right in respect of which an application for renewal has been lodged, shall despite its expiry date, remain in force until such time as such application has been granted or refused.

All required operating permits for the abovementioned mining right have been obtained and are in good standing. A new SLP for the 2017-2021 cycle was approved in July 2017.

Sibanye-Stillwater Form 20-F 2019	448

INFORMATION ON THE COMPANY continued

Mineralisation characteristics

The orebodies at Beatrix are laterally continuous with relatively long-range predictability. This lends to clear patterns of mineralisation governed by sedimentary characteristics.

The Beatrix Reef (BR) was originally exploited as the main orebody, but has since changed, with the main production coming from the VS5 (Elsburg Formation), the Aandenk (AAR) and Kalkoenkrans (KKR) Composite Reefs.

In general, the Composite VS5/AAR Reefs ranges between 130cm and 350cm in width. The orebody is shallow dipping at 10º – 15º, with typical open fold structures. In most cases the reefs are deemed to be bottom loaded, with most of the gold grade concentrated along the basal contact.

Infrastructure

Beatrix has three vertical shaft complexes (one sub-shaft) and two mineral processing plants.

Supporting infrastructure to service the operating shaft sections is also in place.

●  South Section (1 Shaft) – operational

●  North Section (3 Shaft) – operational

●  West Section (4 Shaft) – operational

●  Beatrix 1 plant – operational

●  Beatrix 2 plant – under care and maintenance

Hoisting and production capacities	Operating shaft				Operating hoisting capacity (ktpm)	Planned production (ktpm)(1)
	3				216	129
	1				120	12
	4				75	32
	(1) Planned production is five-year hoisted average from 2020 onwards, except for 1 Shaft which is planned to close in 2022.
Mining method	Underground ● Conventional breast mining (virgin areas) – 99% ● Conventional breast mining (remnants and pillar extraction) – 1%
Life of mine	Six years (until 2025) based on current mineral reserves
Mineral processing and capacity	Plant name	Type	Design capacity (tpd)	Current operational capacity (tpd)	Average recovery factor (%)	Material treated
	1	CIL	240	238	95.4	UG and Surface Rock Dump (SRD)
	2	CIP	130	130		Under care and maintenance
Tailings disposal and capacity	Two TSFs with LoM deposition requirements at 26.6Mt against combined capacity of 108.8Mt (surplus of 82.2Mt)
Key developments and brownfield projects (on-mine)

A preliminary FS of Bloemhoek decline project was completed during fiscal 2019, which demonstrates the economic potential for extraction of the orebody below the current 3 Shaft infrastructure, to the north of 3 Shaft, into the Southern Orange Free State (SOFS) mining right area. The inclusion of this area would allow for the mining of the lower grade Vlakpan area to the west of 3 Shaft and possibly extend the LoM for the whole Beatrix operation to 2031.

Sibanye-Stillwater Form 20-F 2019	449

INFORMATION ON THE COMPANY continued

Gold operations: Driefontein

Ventersdorp Contact Reef (VCR) 32%, the Middlevlei Reef (MVR) 6% and the remainder from surface sources.
General

Driefontein, a mature shallow to ultra-deep level gold mine, started production in 1952. It is located in the West Wits Line of the Witwatersrand Basin, near Carletonville, approximately 70km west of Johannesburg, in the Gauteng province of South Africa.

Topography is characterised by relatively flat grassland, classified as Bankenveld. Livestock farming and intermittent crop farming are present in the surrounding areas. Before the advent of mining, land was used predominantly for agricultural purposes. Climatically the area has no extremes in temperature or rainfall that influence mining activities.

No SRDs are included in the current LoM.

Licence status and holdings

Driefontein is operated under a converted mining right in terms of the MPRDA with DMRE Ref No GP30/5/1/2/2(51) MR (Driefontein MR), valid from 30 January 2007 to 29 January 2037 in respect of a mining area totalling 8,561ha.

All required operating permits have been obtained and are in good standing.

The SLP for the period 2017-2021 has been submitted to the DMRE.

Mineralisation characteristics

The orebodies at Driefontein are laterally continuous with relatively long-range predictability. This lends to clear patterns of mineralisation governed by sedimentary characteristics.

The principle mining at Driefontein takes place on the Multiband Carbon Leader Reef. In most cases, the reef was deposited along a structurally controlled basin edge, which created discrete unconformable surfaces of deposition. This led to typical main channel, wide reef packages, which are generally >2m thick and bottom loaded.

Sibanye-Stillwater Form 20-F 2019	450

INFORMATION ON THE COMPANY continued

Infrastructure

Driefontein has nine shaft complexes (one tertiary shaft and three sub-shaft systems) and one mineral processing plant. Supporting infrastructure to service the operating sections is in place.

●  Masakhane (1 Shaft) – operational

●  Pitseng (2 Shaft) – operational

●  Ya Rona (4 Shaft) – operational

●  Hlanganani (5 Shaft) – operational

●  Bambisanani (6 Shaft) – care and maintenance(1)

●  Rethabile (7 Shaft) – care and maintenance(1)

●  Khomanane (8 Shaft) – operational

●  Ithembalethu (9 Shaft) – care and maintenance

●  Thabelang (10 Shaft) – operational – pumping only

●  Driefontein 1 plant – operational

(1) No. 6 and 7 Shafts are pending closure.

Hoisting and production capacities	Operating shaft				Operating hoisting capacity (ktpm)	Planned production (ktpm)(1)
	1 SV				81	19
	1 T				67	29
	2(2)				95	79
	4				42	26
	5				68	49
	8				54	23
	(1) Planned production is five-year hoisted average from 2020 onwards.
	(2) Includes 4SV and 5SV production.
Mining method	Underground ● Scattered-conventional breast mining – 74% ● Pillars extraction (white areas) – 26%
Life of mine	9 years (until 2028) based on current mineral reserves
Mineral processing and capacity	Plant name	Type	Design capacity (ktpm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
	1	CIP	240	240	97	UG
Tailings disposal capacity	TSFs with LoM deposition requirements at 11.6Mt against a combined capacity of 21.8Mt (surplus of 10.2Mt).
Key developments and brownfield projects (on-mine)

Incremental mining has been included under 2 Shaft in currently accessible areas and safe white areas.

The secondary VCR at 1 and 5 Shafts shows potential for limited mining that can support the current LoM on an incremental basis. Additional exploration drilling is planned for 2020.

The infrastructure optimisation project between Driefontein 1, 2, 4 and 5 Shafts is currently underway. The objective is to understand and potentially exploit operational and cost synergies between the shafts, aimed at decreasing the pay limit.

Sibanye-Stillwater Form 20-F 2019	451

INFORMATION ON THE COMPANY continued

Gold operations: Kloof

Kloof Reef (KR) and Libanon Reef
General

Kloof, a shallow to ultra-deep level gold mine, was formed when the Venterspost, Libanon, Leeudoorn and Kloof gold mines were amalgamated in 2000. The first shaft however, was already established in 1934 at Venterspost. The Kloof operation is situated in the West Wits Line of the Witwatersrand Basin, near the towns of Randfontein and Westonaria, approximately 60km west of Johannesburg, in the Gauteng province of South Africa.

Mining at Kloof is not influenced by climatic extremes, due to its relatively flat grasslands. Urban areas cover large areas of the mining right, but agricultural activities are also present.

Sibanye-Stillwater Form 20-F 2019	452

INFORMATION ON THE COMPANY continued

Licence status and holdings

Kloof is operated under a converted mining right, held in terms of the provisions of the MPRDA under DMRE Ref No GP30/5/1/2/2(66) MR (Kloof MR). The Kloof MR is valid from 30 January 2007 to 29 January 2027 in respect of a mining area totalling 20,087ha.

Based on the current LoM and subject to prevailing economic conditions, at the time, Kloof will request an extension of the Kloof MR through a renewal application in terms of the provisions of the MPRDA.

Kloof held a PR with DMRE Ref No GP30/5/1/1/2(10096) PR in respect of a small area (24ha) confined within the Kloof mining right boundary. An application was submitted in terms of the provisions of Section 102 of the MPRDA to amend the Kloof mining right to incorporate the area covered by GP30/5/1/1/2(10096) PR into the Kloof MR. The application is pending.

All required operating permits have been obtained and are in good standing. The SLP for period 2017 to 2021 has been submitted to the DMRE. There are ongoing engagements and consultation to secure approval.

Mineralisation characteristics

The VCR is the main exploited reef (73%), with additional secondary reefs mined, being the Middelvlei Reef (MVR) 9%, Kloof Reef (KR) 17% and Libanon Reef (LR) 1%.

Approximately 2% of the total planned gold production comes from the substantial surface mineral reserves in the form of SRDs.

Infrastructure

Kloof has seven vertical shaft complexes (four with sub-shafts) and two mineral processing plants. Supporting infrastructure to service the operating shaft sections is also in place.

●  Thuthukani (1 Shaft) – operational

●  Hlalanathi (3 Shaft) – operational

●  Ikamva (4 Shaft) – operational

●  Manyano (7 Shaft) – operational

●  Masimthembe (8 Shaft) – operational

●  9 Shaft – care and maintenance

●  Celemanzi (10 Shaft) – pumping

●  Kloof 1 plant – operational, processing SRD material

●  Kloof 2 plant – operational, processing underground and SRD material

Hoisting and production capacities	Operating shaft	Operating hoisting capacity (ktpm)	Planned production (ktpm)(1)
	1	115	64
	3	34	11
	4	74	63
	7	61	7
	8	49	26
	(1) Planned production is five-year hoisted average from 2020 onwards.

Mining method	Underground ● Scattered-conventional breast mining – 81% ● Pillars extraction (white areas) – 19% Surface ● SRD mining (shovel and trucks)
Life of mine	14 years (until 2033) based on current mineral reserves

Sibanye-Stillwater Form 20-F 2019	453

INFORMATION ON THE COMPANY continued

Mineral processing and capacity	Plant name	Type	Design capacity (tpd)	Current operational capacity (tpd)	Average recovery factor (%)	Material treated
	1	CIL	180	180	87	SRD
	2	CIP	120	167	98	UG and SRD
Tailings disposal and capacity	Two TSFs with LoM deposition requirements at 28.5Mt against combined capacity of 63.6Mt (surplus of 35.0Mt)
Key developments and brownfield projects (on-mine)

The depth extension project at 4 Shaft, to access the area between 45 and 47 Levels, progressed to 46 Level during fiscal 2019 and development is expected to continue to 47 Level. This project is aimed at LoM extension.

The Kloof 8 Shaft expansion project, designed to increase current production levels at 8 Shaft to 300ktpa, has commenced on 14, 15 and 16 Levels as planned.

The Kloof integration project, designed to optimise operating shafts and close redundant infrastructure, has commenced. The lower levels of 3 Shaft is expected to be accessed via 4 Shaft infrastructure by late 2020 and the sub-vertical and tertiary shaft barrels will be decommissioned. 7 Shaft production has been rationalised and the shaft will serve as a shorter access route for the long-life 4 Shaft. Main Shaft opening-up and development towards 3 Shaft is progressing according to plan and is expected to allow for the complete closure of 3 Shaft, which represents a significant cost saving.

The Eastern Boundary area remains a high grade opportunity.

Sibanye-Stillwater Form 20-F 2019	454

INFORMATION ON THE COMPANY continued

Gold operations: Cooke

Sibanye-Stillwater Form 20-F 2019	455

INFORMATION ON THE COMPANY continued

General

Cooke is a shallow to intermediate level (1,150m to 1,390m maximum depths) gold and uranium mine, which has been in production since 1961. Situated in the West Wits Line of the Witwatersrand Basin, near the town of Randfontein, Cooke is approximately 35km south-west of Johannesburg, in the Gauteng province of South Africa. It includes four vertical shafts and two gold processing plants (one with an integrated uranium recovery circuit). Apart from the underground workings, the Cooke operations also includes an active tailings mining and retreatment operation, Randfontein Surface Operation (RSO).

The climate is subtropical, with mild and sunny winters with cold nights and pleasantly warm summers. The most rain occurs in the summer, winter is the dry season, with rare and sporadic rains. No climatic extremes that influence mining at Cooke are normally experienced. Cooke is surrounded by a mixture of urban areas and agricultural land.

The underground workings were placed on care and maintenance during the 2017 reporting period and the Ezulwini gold plant is used to treat SRDs from other operations.

The underground operations are expected to commence during fiscal 2020 with a controlled rewatering programme which is expected to significantly reduce operating costs.

Licence status and holdings

Cooke has three separate mining rights in terms of the MPRDA.

Rand Uranium Proprietary Limited (Rand Uranium) (a subsidiary of Sibanye-Stillwater) holds a converted mining right over the operation known as Cooke 1, 2 and 3 in terms of the MPRDA, under DMRE Ref No CP30/5/1/2/2/07 MR (Cooke 1, 2 and 3 MR), valid from 18 December 2007 to 17 December 2037 and covering a total area of 7,875ha.

Rand Uranium also holds a converted mining right over the operation known as Randfontein Surface Operation in terms of the MPRDA, under DMRE Ref No CP30/5/1/2/2/173 MR valid from 7 May 2009 to 6 May 2039, with a total area of 3,230ha.

Ezulwini Mining Company Proprietary Limited (Ezulwini) (a subsidiary of Sibanye Gold Limited t/a Sibanye-Stillwater) holds a mining right in terms of the provisions of section 23 of the MPRDA over the operation known as Cooke 4 (Ezulwini), under DMRE Ref No CP30/5/1/2/2/38 MR (Ezulwini MR), valid from 20 November 2006 to 19 November 2036 and covering a total area of 3,718ha.

In addition, Cooke has three separate PRs in terms of the MPRDA.

Rand Uranium holds two PRs, the first being held under DMRE Ref No CP30/5/1/1/2/10055 RPR and is located over the Cooke 4 South TSF, measuring 244ha in extent, and the second held under DMRE Ref No CP30/5/1/1/2/10054 RPR ad is located over the Millsite tailings complex, measuring 1,240ha in extent. The Millsite complex is currently being exploited by the RSO.

An application was submitted in terms of the provisions of section 102 of the MPRDA in 2015 for the areas held under the PRs with DMRE Ref No CP30/5/1/1/2/10055 RPR and CP30/5/1/1/2/10054 RPR to be incorporated into the Cooke 1, 2 and 3 mining right area. The two PRs have lapsed, but the Section 102 application was submitted prior to the lapsing of the PRs. These applications are not yet finalised.

Ezulwini also held a PR under DMRE Ref No CP30/5/1/1/2/10151 PR (Zuurbekom PR) in respect of a contiguous area (6,842ha) to the east of the Cooke 1, 2 and 3 mining right and Ezulwini mining right. This PR has lapsed, but an application was submitted in terms of the provisions of Section 102 of the MPRDA prior to the lapsing of the Zuurbekom PR to incorporate the Zuurbekom PR area into the Ezulwini mining right area. The section 102 application is yet to be finalised.

All required operating permits have been obtained and are in good standing.

An updated SLP for Cooke 1,2,3 for period 2017-2021 was submitted to the DMRE in July 2018, but has not yet been approved.

The second cycle of the Ezulwini SLP expired in 2016 and a new SLP catering for the care and maintenance status is being prepared. The DMRE has been informed about this process.

Mineralisation characteristics

The principal horizons of the Middle and Upper Elsburgs consists of multiple reefs in a structurally and sedimentologically complex arrangement. The Elsburg Reefs occurs in a distinct mineralised sedimentary alluvial fan setting, with closely spaced, multiple reefs in a sub-cropping relationship in the proximal areas.

This “composite nature” of the reefs in the proximal areas, led to these mines originally being mechanised, initially extracting a composite package of conglomerates.

Downdip from the proximal areas, the orebodies at Cooke are laterally continuous with relatively long-range predictability. This lends to clear patterns of mineralisation governed by sedimentary characteristics.

The UE1A composite reefs (including A2, A3b and A5) and VCR were the main reefs exploited, with additional reefs being the Kimberley Reef and the Upper Elsburg Reef.

Infrastructure	Cooke has four vertical shaft complexes (including one with a sub-shaft) and two mineral processing plants. Supporting infrastructure to service the shaft sections is also in place.

Sibanye-Stillwater Form 20-F 2019	456

INFORMATION ON THE COMPANY continued

Hoisting and production capacities	Operating shaft			Operating hoisting capacity (ktpm) (1)		Planned production (ktpm)(1)
	1			15		-
	2			28		-
	3			54		-
	4			56		-
	*(1) Pumping shafts only
Mining method	Surface ● Mining of the TSF is via hydro (waterjet) methods ● Mining of SRD with Load Haul Dump and truck
Life of mine	● Underground – no mineral reserves reported ● The RSO operation has three years (until 2022) with potential to be extended significantly, subject to financial feasibility
Mineral and processing capacity	Plant name	Type	Design capacity (ktpm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
	Cooke	CIL	400	385	57.1	TSF
	Ezulwini	CIP	200	140	85.4	SRD

●  Cooke plant treats TSF material from RSO and is toll treating some SRD material from third parties.

●  Ezulwini plant is toll treating SRD material from third parties and the Kloof operation.

●  The Ezulwini plant has an integrated uranium extraction circuit, which has been used in the past to extract uranium from Middle Elsburg ore, but which is currently dormant.

Tailings disposal and capacity

●  Tailings from the Cooke plant (RSO) are deposited into historic, dormant, unrehabilitated open pits connected to the old underground workings of the Randfontein Estates mine as part of an approved EMPR. An estimated 12.7Mt of depositional capacity is available in these pits.

●  A total of 5.6Mt of depositional capacity is still available at the Cooke 4 (Ezulwini) TSF complex.

●  There is sufficient capacity for depositing the four-year LoM residue tailings material.

Key developments and brownfield projects (on-mine)

Cooke has no development or brownfields projects.

The Zuurbekom area, situated downdip from the Cooke 1 to 4 operations, has been the subject of a scoping level study.

Studies are currently underway to increase feed volumes of tailings into Cooke plant to enhance profitability.

Sibanye-Stillwater Form 20-F 2019	457

INFORMATION ON THE COMPANY continued

Gold operations: DRDGOLD (38.05% attributable)

Sibanye-Stillwater Form 20-F 2019	458

INFORMATION ON THE COMPANY continued

Rooderport
JOHANNESBURG
Soweto
City Deep Plant
Knights Plant
Boksburg
Benoni
Springs
Ekurhuleni
Germiston
ERPM Plant
Brakpan
Alberton
Ergo Plant
Daggafontein Plant
Lenasia
Lenasia South
Nigel
LEGEND
Towns
TSF (dormant)
National road (N)
Regional road (R)
Road
Waterbody
Processing facilities
0
2.5km
5km

General

Ergo Mining Proprietary Limited (Ergo) (100% DRDGOLD owned) is a South African gold producer, recovering gold from the retreatment of historic gold mine surface tailings facilities. Ergo operates near Johannesburg, and owns various plants and TSFs in the Central and East Rand:

●  The Ergo plant, and its associated TSFs are located 70km east of Johannesburg in the Gauteng province and is accessed via the N17 Johannesburg-Springs highway, near Benoni and Brakpan

●  The Crown operations are situated on the outskirts of Johannesburg and consist of the City Deep (Germiston), Crown operations (3Cs) and Knights areas. Access to the Crown operations is via Xavier Road on the M1 Johannesburg-Kimberley-Bloemfontein highway. Access to City Deep is via the Heidelberg Road on the M2 Johannesburg-Germiston highway. Knights is located at Stanley and Knights Road, Germiston, off the R29 Main Reef Road

In August 2018 a transaction between DRDGOLD and Sibanye-Stillwater was completed, whereby Sibanye-Stillwater traded selected assets from its WRTRP project (now DRDGOLD Far West Gold Recoveries (FWGR)) for a 38.05% shareholding in DRDGOLD. The transaction increased DRDGOLD’s gold mineral reserves at the time by approximately 90%, from 2.99Moz to 5.71Moz. In January 2020, Sibanye-Stillwater increased its holding in DRDGOLD to 50.10%.

FWGR is situated in the West Rand of the Gauteng province, 30km south of Johannesburg in the vicinity of Randfontein, Westonaria, Fochville and Carletonville. The FWGR includes historical TSFs with a total area of 412ha and includes the Driefontein 1 and 2 gold plants.

DRDGOLD intends to develop the selected assets into a large scale (1.2Mtpm), long life (20 years) operation to reclaim gold through a phased approach. Phase one commenced in December 2018 and reached steady state production. Planning for the phase two expansion is currently in progress.

Licence status and holdings

DRDGOLD mining rights and PRs are listed under the Ergo and East Rand Proprietary Mines Ltd. Ownership of the surface rights and mine dumps vest in various legal entities (owned by DRDGOLD or agreements with land owners). The necessary agreements are in place for all properties in the LoM plan.

The Crown operations mining rights have been converted to new order rights under the MPRDA and the mining rights in respect of the 3Cs and Knights were registered at the MPTO in January 2014. All rights were transferred to Ergo in March 2014.

The DRDGOLD FWGR assets, situated at Kloof and Driefontein, both have existing mining rights registered under Sibanye-Stillwater. Various Section 102 (MPRDA) applications in regard to the WRTRP were submitted to the DMRE in 2015. In 2016 the DMRE stated that there can be a reasonable expectation for granting of these applications.

The historical TSFs are classified as moveable assets and as such there is no requirement to transfer any part of the mining rights to DRDGOLD (SPV). Rehabilitation liability of the TSFs were transferred to the SPV, along with existing WRTRP funds held by Sibanye-Stillwater.

Sibanye-Stillwater Form 20-F 2019	459

INFORMATION ON THE COMPANY continued

Mineralisation characteristics

The mineral assets are historical gold plant tailings material from the mining of auriferous and uraniferous ore from the gold-bearing, late Archaean (2.7Ga to 3.2Ga), Witwatersrand Basin in the West Rand Goldfield. The typical composition is quartz (70 – 80%), mica (10%), chlorite and chloritoid (9% – 18%) and pyrite (1% – 2%). Gold, uranium oxide, zirconium and chromium are minor constituents.

The composition of a TSF depends on the geochemical make-up of the material being mined and the chemicals used in the mining and extraction process. Further, the internal structure of the TSF reflects the mining strategy and depositional methodologies employed for each operation. The bulk density of tailings material and the lateral and vertical variation in moisture content is a critical factor in the accurate estimation of tonnages. In addition, secondary processes such as metal re-mobilisation, erosion, weathering, leaching and acid mine drainage can affect the geochemical characteristics of a TSF. Gold can undergo mobilisation within the TSF over time, and hence, may exhibit areas of re-concentration, and even be present in the sub-structure (footprint) soil. These factors can result in a considerable variation in gold content and distribution throughout the TSF and such variation has an impact on final recoveries and projected revenues for the operation.

Infrastructure

ERGO (Benoni, Springs area)

●  Ergo plant

●  Elsburg tailings complex (including 4L50), Van Dyk 5L29 TSF, Brakpan/Withok TSF, Daggafontein TSF, Ezekiel TSF

Crown operations (Johannesburg Germiston and Boksburg area)

●  Crown plant (closed and rehabilitated)

●  City Deep plant/milling and pump stations

●  Knights plant

●  Crown: CMR 3L1 TSF, Crown: Crown tailings complex, Crown: City Deep, 3L42 TSF, Crown: City Deep, 4L2 TSF

FWGR

●  Driefontein 2 and 3 plants

●  Driefontein 3, 4 and 5 TSFs, Kloof 1 TSF, Venterspost North and South TSFs, Libanon TSF

Once decommissioned, the following infrastructure will also be transferred to DRDGOLD for no additional consideration:

●  Driefontein 1 and 2 TSF, Kloof 2 TSF, Leeudoorn TSF

Mining method	Hydraulic mining (hydro-mining) using high-pressure water cannons to hydraulically excavate tailings material.
Life of mine	Ergo is estimated at 12 years (until 2030). FWGR has sufficient volume to allow processing of an eventual 1.2Mtpm for approximately 20 years.
Mineral and processing capacity	Plant name	Type	Design capacity (tpd)	Current operational capacity (tpd)	Average recovery factor (%)	Material treated
	Ergo Plant	CIL	1,800	1,800	43.8	Surface
	City Deep plant				47.2	Surface
	Knights plant	CIL	250	250	50.6	Surface
	DP2	CIL	500	500	58.0	Surface
	DP3(1)	CIL	120	N/A	N/A	Surface
	(1) DP3 on care and maintenance.
Tailings disposal and capacity/ recovery percentage

FWGR Phase one production tailings will be deposited on the Driefontein 4 TSF, which has sufficient capacity for six years production at 500ktpm.

To fully exploit the larger FWGR mineral resources, feasibility studies have been conducted into the construction of a large, central deposition facility.

Key development projects

The current focus at DRDGOLD is to develop the FWGR project in a phased approach.

●  Phase one: Upgrade consists of upgrading Driefontein 2 and 3 plants to 500ktmp capacity and processing Driefontein 5 TSF with redepositing onto Driefontein 4 TSF.

●  A definitive feasibility study is expected to be conducted on the viability of phase two as to whether to proceed onto phase two or an alternative option in progress.

Sibanye-Stillwater Form 20-F 2019	460

INFORMATION ON THE COMPANY continued

Gold projects: Burnstone

General

Burnstone is a shallow gold mine project in execution, situated near Balfour in the Mpumalanga province, South Africa, about 80km to the south-east of Johannesburg.

Burnstone is located in the Highveld escarpment and is mostly surrounded by farms, game farms and bushveld. Coal mining also forms a major part of the landscape. Vegetation is dominated by grassland, vleiland and low lying hills. The area has a warm, temperate climate with no extremes impacting on mining activities.

Sibanye-Stillwater acquired Burnstone in 2014. The FS was independently reviewed in 2015, finance was approved in 2016 and development started in 2017. Development was stopped in May 2018 due to economical constraints at the time, and the focus was shifted to establishing underground engineering infrastructure in preparation for mining production in 2021.

Licence status and holdings

Burnstone holds a 13,136ha mining right, DMRE Ref No MP30/5/1/2/2/248MR, valid until 16 February 2027 and may extract gold, silver and aggregate.

In 2013 a Section 102 application was submitted to the DMRE to include various PRs into the mining right that will increase the Burnstone mining right to 38,900ha. Finalisation of the Section 102 is pending.

All required operating permits have been obtained and are in good standing.

Sibanye-Stillwater Form 20-F 2019	461

INFORMATION ON THE COMPANY continued

Mineralisation characteristics	The UK9a Reef is a thin (<1m), highly channelised, shallow dipping (<10°) orebody. The minimum mining cut includes waste to a total of 110cm.
Life of mine	18 years (until 2037) based on current mineral reserves

Gold projects: Southern Orange Free State

General

The SOFS: Bloemhoek and De Bron Merriespruit projects are situated close to Virginia in the Free State province of South Africa, adjacent and contiguous to the Beatrix operation. SOFS is situated in a semi-arid region with very flat topography covered in agricultural land. No severe climatic occurrences that can influence mining activities are present.

In 2014, Sibanye-Stillwater acquired 100% of Wits Gold. SOFS formed part of this acquisition. The SOFS De Bron Merriespruit project was at FS level and an application for the SOFS mining right was already submitted to the DMRE when Sibanye-Stillwater integrated Wits Gold into the Group.

A FS for the SOFS: Bloemhoek project was finalised in fiscal 2019). In 2017, the application for the SOFS mining right was executed and development should enter the Bloemhoek project area from Beatrix 3 shaft in 2021. Both the Bloemhoek and De Bron Merriespruit projects will utilise existing Beatrix support infrastructure, thus limiting the amount of capital funding needed to reach production phase.

Licence status and holdings

SOFS holds a mining right with DMRE Ref No FS30/5/1/2/2/10005 MR to extract gold, silver and uranium from a 17,022ha area. This right is valid until 13 June 2040, but registration at the MPRTO is still outstanding.

All required operating permits have been obtained and are in good standing.

Sibanye-Stillwater Form 20-F 2019	462

INFORMATION ON THE COMPANY continued

Mineralisation characteristics

Clear patterns of mineralisation, characterised by a highly channelised fluvial depositional environment, can be distinguished.

Expected mineral extraction is estimated to be at depths varying between 450m and 2,500m below surface and will focus on shallow gold/uranium deposits comprising the BXR/VS5, AAR, B and Leader Reefs.

Life of mine	23 years (until 2042) De Bron Merriespruit based on current mineral reserves

Sibanye-Stillwater Form 20-F 2019	463

MINERAL RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2019

INTRODUCTION

Sibanye-Stillwater reports its mineral reserves in accordance with SAMREC, the South African Code for the reporting of Mineral Asset Valuation and other relevant international codes such as the SEC’s Industry Guide 7. Only the reserves at each of our operations and exploration projects as of 31 December 2019, which qualify as reserves for purposes of the SEC’s Industry Guide number 7, are presented in the tables below. In accordance with the requirements imposed by the JSE, we report our reserves using the terms and definitions of the SAMREC Code (2016 edition). Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tons to be processed at mill feed head grades, allowing for estimated mining dilution, mining recovery and other factors.

US PGM operations

Geology

The J-M Reef of the Stillwater Complex is a world class PGM deposit and is the prime exploration and mining target for palladium-platinum mineralisation mined at Stillwater and East Boulder Operations. It is a typical stratiform magmatic reef type PGM deposit located primarily within the olivine-bearing-I (OB-I), which thickens and thins dramatically along strike. It has some lithological and stratigraphic similarities to the Merensky Reef of the BIC, but also has some fundamental differences. Unlike the Merensky Reef, the J-M Reef is not potholed but shows a higher degree of variability in grades and thickness at a local level with PGM bearing sulphide often transgressing into footwall rocks. In addition, the J-M Reef has PGM grades that are significantly higher than the Merensky Reef grades and the grade does not drop as the reef thickens.

The Stillwater Complex is a large layered igneous complex resulting from magma intrusion through regional transverse faults into highly deformed Archaean sedimentary rocks. The magma intrusion and emplacement was accompanied by fractionation and accumulation of magmatic crystals that gave rise to the conspicuous magmatic layering observed in the complex. The magmatic layering is reflected in the changes in mineralogy, mode, grain size and texture across the stratigraphic profile of the complex. However, the overall texture of the lithological units in the Stillwater Complex is typified by subhedral to euhedral cumulate grains in a framework of post-cumulus interstitial material including oikocrysts. The mineralogical, modal, grain size and textural variations formed the basis for subdividing the Stillwater Complex into five major series as follows: the Basal Series, Ultramafic Series, Lower Banded Series, Middle Banded Series and Upper Banded Series (McCallum, 2002). The Ultramafic Series (UMS) is further subdivided into the Bronzitite Zone and Peridotite Zone.

The contact between the Bronzitite Zone and Lower Banded Series has been mapped over much of the Stillwater Complex showing the extensive nature of the economic Lower Banded Series, of which the J-M Reef is part.

The Lower Banded Series consists of norite and gabbronorite units and minor olivine bearing cumulates that host the target J-M Reef. The series has been subdivided into norite I (N-I), gabbro-norite-I (GN-I), OB-I, norite-II (N-II), g-II (GN-II) and olivine-bearing-II (OB-II) zones. It is to be noted that the J-M Reef is generally confined to the OB-I (troctolite) zone, but not restricted to a particular stratigraphic position within this zone.

For evaluation purposes, the J-M Reef is defined as the palladium-platinum rich stratigraphic interval mainly occurring within a troctolite or OB-I zone of the Lower Banded Series. It is characterised by a variable thickness ranging from 0.9m to 2.7m and averaging 1.8m, but locally forms keel shaped footwall zones, which transgress the footwall mafic rocks, commonly reaching thicknesses of 6m and greater. Palladium and platinum are the main PGMs, with palladium being the more significant of the two (in situ palladium:platinum ratio of 3.4:1 to 3.6:1). Other associated PGMs such as rhodium, iridium, ruthenium, osmium, and gold occur in low abundances. The J-M Reef contains approximately 0.25% to 3% visible disseminated copper-nickel sulphide minerals, predominantly chalcopyrite, pyrrhotite and pentlandite, with microscopic PGM minerals and platinum-iron alloys within a complex cumulate of olivine, plagioclase, bronzite and augite.

Structurally, most of the regional faults affecting the Stillwater Complex have been ascribed to the Laramide Orogeny, and these have been grouped according to trends as follows:

● North-west to south-east striking thrust faults

● East to west striking south dipping steep reverse faults

● East to west trending vertical faults

● North-east to south-west steep dipping transverse faults

Mineral reserves estimation and classification methodology

The US PGM operations utilise statistical methodologies to calculate mineral reserves based on interpolation between and projection beyond sample points.

Interpolation and projection are limited by certain modifying factors including geologic boundaries, economic considerations and constraints imposed by safe mining practices. Sample points consist of variably spaced drill core intervals through the J-M Reef obtained from drill sites located on the surface and in underground development workings. Results from all sample points within the ore reserve area are evaluated and applied in determining the mineral reserve.

For proved mineral reserves, distances between samples range from 25 to 100 feet but are typically spaced at 50 foot intervals both horizontally and vertically. The sample data for proved mineral reserves consists of survey data, lithologic data and assay results. Quality Assurance and Quality Control (QA/QC) protocols are in place at both of Sibanye-Stillwater’s Montana mines to test the sampling and analysis procedures. To test assay accuracy and reproducibility, pulps from core samples are resubmitted and compared. To test for sample label errors or cross-contamination, blank core (waste core) samples are submitted with the mineralised sample lots and compared. The QA/QC protocols are practiced on both mineral reserve delineation and development and production samples. The resulting data is entered into a 3-dimensional modelling software package and is analysed to produce a 3-dimensional solid block model of the mineralisation. The assay values are further

Sibanye-Stillwater Form 20-F 2019	464

MINERAL RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2019 continued

analysed by a geostatistical modelling technique (kriging) to establish a grade distribution within the 3-dimensional block model. Dilution is then applied to the model and a diluted tonnage and grade are calculated for each block. Ore and waste tons, contained ounces and grade are then calculated and summed for all blocks.

The cut-off grade for both the Stillwater Operation and the East Boulder Operation is 0.2 troy ounces of palladium plus platinum per ton.

Probable mineral reserves estimations are based on longer projections than proved reserves, and projections up to a maximum radius of 1,000 feet beyond the limit of existing drill hole sample intercepts of the J-M Reef are used. Statistical modelling and the established continuity of the J-M Reef, as determined from results of 33 years of mining activity to date, support the US PGM operations’ technical confidence in estimates of tonnage and grade over this projection distance. Where appropriate, projections for the probable ore reserves determination are constrained by any known or anticipated restrictive geologic features.

The US PGM operations review its methodology for calculating mineral reserves on an annual basis. Conversion, an indicator of the success in upgrading probable mineral reserves to proved mineral reserves, is evaluated annually as part of the mineral reserve estimation process. The annual review examines the effect of new geologic information, changes implemented or planned in mining practices and mine economics on the measures used for the estimation of probable mineral reserves. The review includes an evaluation of the US PGM operations’ rate of conversion of probable mineral reserves to proved mineral reserves. The proved and probable mineral reserves are then modelled as a long-term mine plan and additional factors including mining methods, process recoveries, metal prices, mine operating productivities and costs and capital estimates are applied to determine the overall economics of the mineral reserves.

Classified 2E PGM mineral reserve statement as at 31 December 20191, 2

As at 31 December 2019, Sibanye-Stillwater had aggregate proved and probable 2E PGM mineral reserves of approximately 26.883Moz as set forth in the following table.

	2019			2018
	Tons	Grade	2E PGM	2E PGM
	(Mt)	(g/t)	(Moz)	(Moz)
Operations
Stillwater
Proved	3.8	19.2	2.326	2.123
Probable	23.0	19.5	14.390	12.634
Total underground	26.8	19.4	16.716	14.756
East Boulder
Proved	2.7	14.4	1.232	1.342
Probable	18.9	14.7	8.935	9.515
Total underground operations	21.5	14.7	10.167	10.858
Total underground	48.3	17.3	26.883	25.614

1 Managed, unless otherwise stated.

2

(a)

A platinum price of US$887/oz and palladium price of US$1,123/oz was applied in valuing the mineral reserve. The prices used for mineral reserves is the approximate three-year trailing average metal prices.

(b)	The approximate concentrator recoveries are as follows: (i) Stillwater 92.2%; and (ii) East Boulder 90.8%.
(c)	The approximate cut-off grades are as follows: (i) Stillwater 6.8g/t; and (ii) East Boulder 6.8g/t.
(d)	The approximate smelter/base metal refinery recoveries are as follows: (i) Stillwater 99.3%; and (ii) East Boulder 99.3%.
(e)

Recent external audits by independent parties have noted that mineral reserve tonnages may be marginally understated and grades marginally overstated due to the addition of unplanned mineralised dilution during stoping. This is not deemed to have a material impact on estimated Mineral Reserve ounces and further definition of unplanned dilution is currently being investigated for inclusion in future Mineral Reserve estimates, including the implementation of scanning technology in stoping operations.

(f)	Totals may not sum due to rounding

2E PGM metal prill splits

				Prill split
		Grade (g/t)	(Moz)	(%)		Grade (g/t)		(Moz)
Operation	Reef			Pt	Pd	Pt	Pd	Pt	Pd
Stillwater	J-M	19.4	16.716	22.17	77.83	4.3	15.1	3.706	13.010
East Boulder	J-M	14.7	10.167	21.73	78.27	3.2	11.5	2.209	7.958
Total		17.3	26.883	22.01	77.99	3.8	13.5	5.915	20.968

Sibanye-Stillwater Form 20-F 2019	465

MINERAL RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2019 continued

Year-on-year 2E PGM mineral reserve reconciliation

Attributable 2E PGM mineral reserves increased from 25.614Moz at 31 December 2018 to 26.884Moz at 31 December 2019, as set forth in the following table.

Factors	2E PGM (Moz)
31 December 2018	25.614
Depletion	-0.734
Area Inclusion/Exclusion[1]	1.680
Geological interpretation	0.301
Economic Parameters	0.022
31 December 2019	26.883

1 Expansion in the Blitz project area.

2 Better than expected tonnes and higher than average grades encountered at Blitz.

SA PGM operations

Geology

Kroondal, Rustenburg and Marikana (South African operations)

The Kroondal, Rustenburg and Marikana operations are located within the Western Limb of the BIC. The BIC is the world’s largest known layered mafic-ultramafic intrusive complex covering an area of approximately 67,000km2, contains 85% of all known PGM Mineral Reserves and is the source of over half of current world PGM production. This massive mafic-ultramafic layered intrusion and its associated suite of granitoid rocks intruded into the Transvaal Supergroup within the Kaapvaal Craton. The Proterozoic (2.6Ga to 2.058Ga) BIC is divided into the basal Rustenburg Layered Suite (RLS) of ultramafic to mafic rocks, the overlying Lebowa Granite Suite (LGS) and the felsic extrusive rocks of the Rashoop Granophyre Suite (RGS). It is the RLS that is host to the PGMs at Kroondal, Rustenburg and Marikana operations. The critical zone of the RLS is host to the Merensky and UG2 reefs, the economic mineralisation exploited at Rustenburg and Marikana platinum operations. At Kroondal operations only the UG2 reef is exploited, the Merensky reef was mined out at the time of acquisition by Sibanye-Stillwater.

The persistence of the Merensky Reef and UG2 Reef in the Kroondal, Rustenburg and Marikana platinum lease area has been confirmed mainly by extensive surface and underground drilling as well as 3D seismic surveys. The only aberration to this pattern is in the vicinity of the two major dunite pipes, the Brakspruit and Townlands pipes.

The Merensky Reef is, in most instances, well defined and typically consists of a pegmatoidal feldspathic pyroxenite layer, bounded on the top and bottom by thin chromitite layers. A notable feature of the Merensky Reef is the regularity of thickness, within limits of 5cm to 60cm, over large areas. However, variation does occur and the pegmatoidal feldspathic reef can vary locally in thickness, from a few centimeters up to approximately 1.5m. At the Marikana Operations, the Merensky Reef varies and this variability is used to define several facies (or reef sub-types) based on the occurrence of distinct lithological units within the reef. Two major types, pegmatoidal and non-pegmatoidal facies, occur. These have been separated further into a total of six different facies based on the occurrence of thin chromitite layers in the order of several millimetres thick. The Merensky Reef contains economically important base metal sulphide (BMS) and PGM mineralisation. Mineralisation of the Merensky Reef generally occurs in the pegmatoidal feldspathic pyroxenite and to a limited extent in the hangingwall and footwall, with highest PGM concentration peaking at the chromitite stringers.

The UG2 Reef, which is consistently developed throughout the RLS, is rich in chromitite but with lower gold, copper and nickel values as compared to that of the Merensky Reef. The UG2 Reef average thickness varies between 55cm and 75cm, and comprises a single, well developed chromitite layer. At the Marikana Operations, the UG2 Reef varies in thickness between 1.0m and 1.4m. Within the Rustenburg and Marikana Lease Areas, the UG2 Reef occurs vertically between 90m and 150m below the Merensky Reef and dips in a northerly direction. The UG2 Reef is more prone to undulations than the Merensky Reef resulting in rolling reef.

As at all other BIC PGM mines, the Merensky Reef and the UG2 Reef are affected by structural and other geological features, including potholes and IRUPs, which result in geological losses and impact on mining.

Mimosa (Non-South Africa operations – Zimbabwe)

Mimosa PGM mineralisation occurs in the Great Dyke in Zimbabwe. The Great Dyke is a long (550km) and narrow (11km), 2.5 billion year old layered igneous intrusion which bisects Zimbabwe in a north-north easterly direction. The Great Dyke is divided vertically into a lower ultramafic sequence, dominated from the base upwards by cyclic repetitions of dunite and/or serpentinite, hartzburgite and pyroxenite and an upper mafic unit consisting of gabbro and gabbro-norite and repetitions of dunite and/or serpentinite, hartzburgite and pyroxenite.

Economic PGM (platinum, palladium, rhodium, iridium and ruthenium along with gold, copper, cobalt and nickel) mineralisation occurs within the MSZ, which is generally 10m to 20m from the top of the Ultramafic Sequence. Because it lies just below the Mafic Sequence, the PGM mineralisation coincide with the four main erosional remnants of these rocks. The MSZ is typically 2m to 3m thick, but is locally up to 20m thick with a marked decrease in grade with thickening of the zone. Areas of very thick, uneconomic MSZ are mainly restricted to the axis of the Darwendale and Musengezi chambers.

Sibanye-Stillwater Form 20-F 2019	466

MINERAL RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2019 continued

Mineralisation estimation process

Mineralisation estimates are based on an estimated block model of the ore body, which is derived from surface drilling, underground drilling, surface three-dimensional reflection seismics, ore body facies modelling, structural modelling, underground mapping, underground channel sampling and geostatistical estimation to create the mineralisation models. The mineralisation models are then converted using modifying factors to generate Mineral Reserves.

An integrated block model is created for both Rustenburg and Kroondal as well as the Marikana operations. The mineralisation estimation is carried out utilising Datamine software per geological domain. The main interpolation methodology used is ordinary kriging. Estimation by ordinary kriging is done for elements with sufficient data and ID (Inverse distance to the power of two) estimates for elements with limited data. Underground channel sampling data and diamond drilling data form the principal dataset utilised in these estimates. QA/QC analysis is completed on a batch by batch basis and batches are rejected if errors are encountered exceeding a set threshold.

At Mimosa operations, Surpac Software is also utilised to create the mineralisation models. Geological ore body modelling is done by extracting XYZ points at the base of the platinum peak for all holes that have been selected for creation of the platinum peak surface. These holes are displayed in Surpac together with the ore body limits. A triangulated surface of the platinum peak is generated through triangulation. The platinum peak surface is then copied 0.45m up and 1.55m down. The top and bottom surfaces are triangulated to produce a geological solid which is then validated. Tonnage and grade estimations are done using boreholes with a consistent metal profile only in Surpac software by creating a block model. The block model is then constrained to a 2m wide mining slice extending to 0.45m above and 1.55m below the base of the platinum peak datum using a solid model. The main blocks are 2m high and 12.5m by 12.5m wide. Sub-blocking is done at 6.25m × 6.25m × 1m. Grades for each block within the slice are then estimated by inverse distance method varying search radii based on the platinum variogram, but limiting the number of holes to a minimum of three and a maximum of seven.

The results of this process is a mineralisation model classified into Measured, Indicated and Inferred in order of decreasing geological confidence respectively. The confidence classification applied to the block model uses a combination of the quality of the kriged estimates and the confidence in the geological interpretation (drill spacing, continuity of ore body, structural confidence, and confidence in extrapolation or interpolation of facies types). The lower of the two confidence estimates is accepted as the final classification.

Mineral reserve estimation and classification methodology

The mineral reserve estimates are derived from the mineralisation models. The measured confidence category is converted to proved mineral reserves the and indicated category to probable mineral reserves. The inferred confidence category has too low a confidence to be converted to mineral reserves and is excluded.

Various modifying factors are applied at the different operations to convert the mineralisation model to mineral reserves with an approved LoM in accordance with guidelines from the SAMREC Code and the US SEC. A key aspect to the conversion to mineral reserves is economic viability which utilises approved trailing metal prices for the PGMs. This will then be used to demonstrate economic viability of their extraction hence declaration as Mineral Reserves.

Sibanye-Stillwater Form 20-F 2019	467

MINERAL RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2019 continued

Classified 4E PGM mineral reserve statement as at 31 December 20191, 2

As at 31 December 2019, the SA PGM operations had aggregate proved and probable 4E PGM mineral reserves of approximately 28.183Moz as set forth in the following table. The year on year increase in mineral reserves is primarily due to the inclusion of the Marikana (previously Lonmin) assets, acquired in June 2019.

	2019			2018
	Tons	Grade	4E PGM	4E PGM
	(Mt)	(g/t)	(Moz)	(Moz)
Operations
Kroondal (50%)[3]
Proved	14.6	2.6	1.201	1.536
Probable	0.0	0.0	0.000	-
Total underground	14.6	2.6	1.201	1.536
Rustenburg
Proved	104.7	3.8	12.779	13.516
Probable	7.2	4.2	0.971	0.945
Total underground	111.9	3.8	13.750	14.461
Marikana (95.25%)[4]
Proved	7.7	4.1	1.007	N/A
Probable	56.5	4.2	7.594	N/A
Total underground	64.2	4.2	8.601	N/A
Mimosa (50%)[5]
Proved	9.6	3.5	1.086	1.234
Probable	5.6	3.4	0.604	0.607
Total underground	15.2	3.5	1.691	1.841
Total underground operations	205.8	3.8	25.243	17.838

SRD and TSF
Rustenburg	69.4	1.1	2.381	2.610
Marikana	15.0	1.2	0.559
Total SRD and TSF	84.4	1.1	2.940	2.610
Total underground and surface	290.3	3.0	28.183	20.448

1 Managed, unless otherwise stated.

2

(a)

A platinum price of R12,862/oz (US$887/oz), palladium price of R16,284/oz (US$1,123/oz), rhodium price of R52,200/oz (US$3,600/oz) and gold price of R18,850/oz (US$1,300/oz) (at an exchange rate of R14.50/US$) was applied in valuing the mineral reserve. The prices used for mineral reserves is the approximate three-year trailing average metal prices.

(b)	The following modifying factors have been applied:

Modifying factors	Unit	Kroondal	Rustenburg	Marikana	Mimosa
Off-reef	%	4.0	3.0	3.0	1.0
Stoping width	cm	222	136	135	210
Scalping	%	3.0	2.0	0.0	0.0
Mine call factor	%	95.0	96.4	99.9	94.0
(c)	Totals may not sum due to rounding

3 Kroondal is operated by Sibanye-Stillwater under a pool and share agreement with Anglo American Platinum and therefore reports 50% attributable mineral reserves.

4 Marikana declares attributable mineral reserves (95.25%) in line with group methodology.

5 Mimosa is an independently managed operation in which Sibanye-Stillwater owns a 50% share with Implats.

4E PGM metal prill splits

				Prill split
		Grade (g/t)	(Moz)	(%)				Grade (g/t)				(Moz)
Operation	Reef			Pt	Pd	Rh	Au	Pt	Pd	Rh	Au	Pt	Pd	Rh	Au
Kroondal	UG2	2.56	1.201	54.94	33.95	10.38	0.72	1.41	0.87	0.27	0.02	0.660	0.408	0.125	0.009
Rustenburg	Merensky	5.04	1.065	63.80	27.30	3.99	4.92	3.22	1.38	0.20	0.25	0.679	0.291	0.042	0.052
	UG2	3.75	12.685	54.53	34.31	10.43	0.72	2.04	1.29	0.39	0.03	6.918	4.353	1.323	0.091
	Combined	3.82	13.750	55.25	33.77	9.93	1.05	2.11	1.29	0.38	0.04	7.597	4.643	1.366	0.144
	Tailings	1.07	2.381	55.12	33.76	9.97	1.15	0.59	0.36	0.11	0.01	1.313	0.804	0.238	0.027
Marikana	Merensky	3.68	1.262	61.88	27.79	3.30	7.02	2.28	1.02	0.12	0.26	0.781	0.351	0.042	0.089
	UG2	4.27	7.339	59.53	28.70	11.21	0.56	2.54	1.22	0.48	0.02	4.369	2.106	0.822	0.041
	Combined	4.17	8.601	59.88	28.57	10.05	1.51	2.50	1.19	0.42	0.06	5.150	2.457	0.864	0.130
	Tailings	1.16	0.559	60.90	27.27	11.82	0.01	0.71	0.32	0.14	0.00	0.340	0.152	0.066	0.000
Mimosa	MSZ	3.47	1.691	49.35	38.47	4.20	7.97	1.71	1.33	0.15	0.28	0.835	0.650	0.071	0.135
Total		3.02	28.183	56.40	32.34	9.68	1.58	1.70	0.98	0.29	0.05	15.894	9.115	2.729	0.444

Sibanye-Stillwater Form 20-F 2019	468

MINERAL RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2019 continued

Year-on-year 4E PGM mineral reserve reconciliation

Attributable 4E PGM mineral reserves increased from 20.448Moz as at 31 December 2018 to 28.183Moz as at 31 December 2019, as set forth in the following table.

Factors	4E PGM (Moz)
31 December 2018 (Excl. Marikana)	20.448
Depletion	-1.593
Geological Interpretation[1]	0.007
Economic Parameters	0.017
Modifying Factors[1]	0.144
31 December 2019 (Excl. Marikana)	19.023
Marikana (30 September 2018)	31.219
Attributable Adjustment to 95.25%[6]	4.933
Depletion	-1.205
Area Inclusions/Exclusions[2,3]	-23.200
Geological Interpretation[4]	-1.059
Economic Parameters[5]	-1.480
Modifying Factors	-0.049
Marikana (31 December 2019)	9.160
31 December 2019 (Incl. Marikana)	28.183
[1]Updates in geological interpretations and modifying factors
[2] Removal of mineral reserves from projects and operations placed on care and maintenance, and below infrastructure
[3] Benefit associated with synergies realized between shaft boundaries
[4] Increases in geological loss with latest interpretation
[5] Removal of sub-economic mineral reserves at the end of LoM due to tail cutting
[6] Mineral reserves declared at 95.25% attributable in line with Sibanye-Stillwater’s methodology

SA gold operations

Geology

Our operations consist of deep level underground gold mines located along the northern and southwestern margins of the Witwatersrand Basin in South Africa. These properties include the Driefontein, Kloof and Cooke operations along the northern margin and the Beatrix operation along the southwestern margin. These mines are typical of the many Witwatersrand Basin operations, which have been the primary contributors to South Africa’s production of a significant portion of the world’s recorded gold output since 1886.

The Witwatersrand Basin comprises a 6,000m vertical thickness of sedimentary rocks, extending laterally for some 350km northeast to southwest by some 120km northwest to southeast, generally dipping at shallow angles toward the centre of the Witwatersrand Basin. The Witwatersrand Basin outcrops at its northern extent near Johannesburg, but to the west, south and east it is overlaid by up to 4,000m of volcanic and sedimentary rocks. The Witwatersrand Basin is Archaean in age, meaning the sedimentary rocks are of the order of 2.8 billion years old.

Gold mineralisation occurs within laterally extensive quartz pebble conglomerate layers called reefs, which are developed above unconformable surfaces near the basin margin. As a result of faulting and primary controls on mineralisation processes, the goldfields are not continuous and are characterised by the presence or dominance of different reef units. The reefs are generally less than 2m in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits, which formed along the flanks of alluvial fan systems around the edge of an inland sea. Dykes and sills of diabase or dolerite composition are developed within the Witwatersrand Basin and are associated with several intrusive and extrusive events.

Gold generally occurs in native form, often associated with pyrite, carbon and uranium. Pyrite and gold within the reefs display a variety of forms, some obviously indicative of detrital transport within the depositional system and others suggesting crystallisation within the reef itself.

As early as 1923, the presence of uranium was noted in the Witwatersrand reefs. It was found that on average the reefs contain about 0.03% uranium and as a by-product of gold relatively low uranium grades can be recovered. Notwithstanding different opinions as to the origin of the uranium in the reefs, most theories accept localisation of both gold and uranium a function of sedimentary textures. Metal concentrations are directly related to the reefs. Exploration programmes and eventual evaluation of gold and uranium according to a placer philosophy, prove to be highly successful.

The most fundamental controls of gold and uranium distribution are the primary sedimentary features such as litho-facies variation and the nature of channelisation. Consequently, the modelling of sedimentary features within the reefs and the correlation of payable grades within certain facies is key to in situ mineral reserve estimation, as well as effective operational mine planning and grade control.

Mineralisation estimation process

Underground mineralisation estimates are based on an estimated block model of the ore body, which is derived from surface drilling, underground drilling, surface three-dimensional reflection seismics, ore body facies modelling, structural modelling, underground mapping, underground channel sampling and geostatistical analysis. The reefs are initially explored by drilling from the surface on an approximately 500m to 2,000m grid. Once underground access is available, definition drilling is undertaken on an approximately 30m to 90m grid. Underground channel sampling perpendicular to the reef is undertaken at 3m intervals in development areas and 5m intervals at stope faces.

Sibanye-Stillwater Form 20-F 2019	469

MINERAL RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2019 continued

Geological facies and 3D structural modelling is completed, based on data gathered from drillholes, chip sampling and underground mapping. Estimation is constrained within both geologically homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged small-scale grids. This modelling is considered in the statistical analysis and estimation process. The resulting geozones may be further sub-divided or combined to ensure homogeneity of data, and are used as hard boundaries in the estimation for the block sizes of 10m x 10m, 25m x 25mand 100m x 100m.

Detailed exploratory data analyses, including sample verification, histograms, cumulative frequency plots for distributional analysis, outlier checks, mean versus covariance analysis, trend analyses, and a weighted declustering exercise, using ten random origins, is carried out on data within individual domains. These statistics are used to derive a global mean appropriate for use in Simple Kriging and Macro Kriging. For gold, variography studies are performed on point data and regularised data to various block sizes. Relative and normal scores variograms are used to determine the appropriate ranges for kriging purposes and are validated with covariance ranges. Kriging neighbourhood analysis, is also conducted to determine the appropriate block size, discretisation, and minimum and maximum number of samples for estimation.

Low-grade SRDs are estimated based on bulk samples taken at regular intervals, and historical processing results. TSFs have been estimated using a regular, closely spaced drill pattern (100m × 100m). Volume estimates are determined by land and aerial surveys conducted on a regular basis.

The mineralisation estimates are classified into measured, indicated and inferred confidence levels, which are assigned to the block models. The confidence classification applied to the estimates is based on the quality of the Kriged estimates using positive Kriging efficiencies within the variogram range for the measured and indicated categories.

Mineral Reserve estimation and classification methodology

Mineral reserves are reported using pay limits, to reflect both the cost structures and required margins relevant to each mining operation. Pay limit is defined as the average grade at which an ore body can be mined without profit or loss, all costs considered, and is calculated using an appropriate metal price, working cost and modifying factors. Modifying factors used to calculate the pay limit grades include adjustments to mill delivered amounts, due to dilution incurred in the course of mining. Modifying factors applied in calculating mineral reserves are based on historical achievements, but may incorporate minor adjustments for planned operational improvements. Tonnage and grade include some mineralisation below the selected pay limit to ensure that the mineral reserve comprises blocks of adequate size and continuity. mineral reserves also take into account cost levels at each operation and are derived from a strategic and operational planning process that is embedded at each operation. Mineral reserves on the operating mines are supported by cyclical mine plans, and the project mineral reserves are derived from detailed pre-feasibility or feasibility studies compiled for each project respectively.

The mineral reserve estimates are categorised according to the confidence level classification assigned to the mineralisation block models. The measured confidence category is converted to proved mineral reserves and the indicated to probable mineral reserves. Inferred mineralisation is not converted to a mineral reserve.

In cases where the mining engineer deems it necessary, he may downgrade the classification from proved to probable based on expected mining complexity.

Sibanye-Stillwater Form 20-F 2019	470

MINERAL RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2019 continued

Classified Gold Mineral Reserve statement as at 31 December 20191, 2

As at 31 December 2019, the SA gold operations had aggregate proved and probable gold mineral reserves of approximately 15.363Moz as set forth in the following table.

	2019			2018
	Tons	Grade	Gold	Gold
	(Mt)	(g/t)	(Moz)	(Moz)
Operations
Beatrix
Proved (AI)[3]	6.7	4.2	0.911	0.960
Probable (AI)	4.7	4.0	0.594	0.227
Total underground	11.3	4.1	1.505	1.187
Driefontein
Proved (AI)	8.2	6.8	1.792	1.760
Probable (AI)	3.4	7.6	0.828	1.542
Total underground	11.6	7.1	2.619	3.302
Kloof
Proved (AI)	11.1	7.8	2.795	3.518
Probable (AI)	7.8	6.5	1.627	1.503
Total underground	19.0	7.3	4.422	5.020
Total underground operations	41.9	6.4	8.546	9.509
Current SRD and TSF
Beatrix (Probable)	-	-	-	0.043
Driefontein (Probable)	-	-	-	0.021
Kloof (Probable)	8.3	0.3	0.081	0.131
Cooke (Proved)	-	-	-	0.144
Cooke (Probable)	11.0	0.3	0.102	0.015
DRDGOLD (Ergo) (Proved) (38%)[4]	19.0	0.3	0.183	0.232
DRDGOLD (Ergo) (Probable) (38%)[4]	97.1	0.3	0.962	0.977
DRDGOLD (FWGR) (Proved) (38%)[4]	66.1	0.4	0.772	0.801
DRDGOLD (FWGR) (Probable) (38%)[4]	25.6	0.3	0.234	0.234
Total SRD and TSF	227.1	0.3	2.334	2.599
Total (excluding projects)
Beatrix	11.3	4.1	1.505	1.230
Cooke	11.0	0.3	0.102	0.159
Driefontein	11.6	7.1	2.619	3.324
Kloof	27.3	5.1	4.503	5.151
DRDGOLD (Ergo and FWGR) (38%)(4)	207.7	0.3	2.151	2.245
Total (excluding projects)	268.9	1.3	10.881	12.108
Projects
Underground projects
Driefontein (Probable BI)[5]	-	-	-	-
Kloof (Probable BI)	2.7	5.1	0.438	0.431
Burnstone (Proved)	0.1	2.4	0.011	0.011
Burnstone (Probable)	14.1	4.3	1.934	1.934
De Bron Merriespruit	15.3	4.3	2.099	2.099
Total underground projects	32.2	4.3	4.483	4.476
Surface projects
Total surface projects	-	-	-	-
Total projects	32.2	4.3	4.483	4.476

Total underground, surface and projects	301.1	1.6	15.363	16.584

1 Managed, unless otherwise stated.

2

(a)

Quoted as mill delivered metric tons and ROM grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the mineral reserve figures. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The approximate metallurgical factors for gold are as follows: (i) Beatrix Plants – BP1 underground feed 94.6%; (ii) Driefontein Plants – DP1 underground feed 97.0%; (iii) Kloof Plants – KP1 SRD feed 87.0% and KP 2 underground feed and SRD feed 98.1%; (iv) Cooke Plant TSF feed 57.0% and Ezulwini Plant SRD feed 84.1%; (v) Burnstone 96.0%; and (vi) De Bron Merriespruit underground utilising BP1 96.0%.

(b)

A gold price of R610,000/kg (US$1,300/oz at an exchange rate of R14.50/US$) was applied in valuing the mineral reserve. The gold price used for mineral reserves is the approximate three-year trailing average, calculated on a monthly basis, of the London afternoon fixing price of gold. These prices are approximately 9% higher in Rand terms than the prices used for the 31 December 2018 declaration.

(c)

The pay limit varies per operation and per shaft, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average pay limits applied in the underground planning process: (i) Beatrix 1,010cm.g/t; (ii) Driefontein 1,740cm.g/t; and (iii) Kloof 1,800cm.g/t. At the Burnstone and De Bron Merriespruit projects a mining cutoff was applied, that represents the absolute minimum value at which the orebody can be mined, of 380cm.g/t and 410cm.g/t respectively.

(d)

A mine call factor, to account for unexplained losses between the stope face and plant recovery, based on historic performance and incorporating any planned improvements is applied to the mineral reserves. The following mine call factors have been applied: (i) Beatrix 76%; (ii) Driefontein 82%; (iii) Kloof 87%; (iv) Burnstone 85%; and (v) De Bron Merriespruit 81%.

Sibanye-Stillwater Form 20-F 2019	471

MINERAL RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2019 continued

(e)	Totals may not sum due to rounding

3 Above infrastructure (AI) mineral reserves relate to mineralisation which is located at a level at which an operation currently has infrastructure sufficient to allow mining operations to occur.

4 38.05% of the DRDGOLD mineral reserve is reported on an attributable basis as at the time of reporting (31 December 2019). DRDGOLD is independently managed.

5 Below infrastructure (BI) mineral reserves relate to mineralisation which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

Gold price sensitivity

The amount of gold mineralisation that can economically be extracted, and therefore can be classified as reserves, is sensitive to fluctuations in the price of gold. The following table indicates the reserves at different gold prices that are 10% above and below the R610,000/kg (US$1,300/oz) gold price used to estimate the attributable reserves; however, the reserve sensitivities are not based on detailed depletion schedules and should be considered on a relative and indicative basis only.

(Moz)[1]	R549,000/kg	R610,000/kg	R671,00/kg
Beatrix	1.427	1.505	1.713
Driefontein	2.482	2.619	2.838
Kloof	4.612	4.941	5.187
Cooke	0.102	0.102	0.102
Burnstone	1.762	1.945	2.102
De Bron Merriespruit	-	2.099	2.194
Total	10.385	13.212	14.136

1 Kloof and Cooke operations’ reserves include ROM ore stockpiles, tailings and SRD material. Total excludes the DRDGOLD attributable reserves

Year-on-year gold mineral reserve reconciliation

Attributable gold mineral reserves decreased from 16.584Moz at 31 December 2018 to 15.363Moz at 31 December 2019, as set forth in the following tables.

Gold operations

Factors	Gold (Moz)
31 December 2018	12.108
2019 depletion	-0.811
Post-depletion	11.297
Area Inclusions/Exclusions[1]	0.258
Geological Interpretation[2]	-0.231
Estimation Methodology[3]	-0.305
Economic Parameters[4]	-0.234
Modifying Factors[5]	0.095
31 December 2019	10.881
[1]Beatrix 4 Shaft LoM extended, Driefontein 1 Shaft inclusion, Kloof 4 Shaft exclusions, DRD changes
[2]Kloof 8 Shaft sub-crop position changed, Driefontein 5 Shaft structural complexities in Overbank Area
[3]Driefontein CLR changes in Overbank Area, Kloof VCR changes in lower mine
[4]Surface unpay exclusions, Driefontein 5 Shaft unpay exclusions
[5]Improvement in MCF Driefontein and Kloof

Gold projects

Factors	Gold (Moz)
31 December 2018	4.476
2019 depletion	-
Post-depletion	4.476
Estimation Methodology[1]	-0.004
Modifying factors[2]	0.012
31 December 2019	4.483
[1]Kloof 4 Decline changes in estimation model
[2]Kloof 4 Shaft Decline Project MCF changes

Competent Persons Declaration

The overall compliance of Sibanye-Stillwater’s mineral reserves information included in this report; and the generation of Sibanye-Stillwater’s Mineral Resources and Mineral Reserves Statement as of 31 December 2019; has been overseen by the lead Competent Persons listed below. These Competent Persons are designated in terms of the respective national reporting codes (Section 12 of the JSE listing requirements, SAMREC Table 1 and the SEC’s Industry Guide 7). The Group has received written confirmation from these lead Competent Persons that the

Sibanye-Stillwater Form 20-F 2019	472

MINERAL RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2019 continued

Mineral Reserve information included in this report is compliant with the SEC’s Industry Guide 7, and that it may be published in the form and context in which it was intended.

Competent Person	Title	Qualification	Years
US Operations
Lead Competent Person
Brent LaMoure	Contract Ore Reserve Manager	BSc Hons (Mining Engineering)	25
MMSA 01363QP
Competent Persons
Jeff Hughes	Chief Geologist	BSc (Geology)	15
AIPG CPG 11792	Stillwater Operation
Justus Deen	Technical Services Manager	MSc Minerals Engineering,	21
SMME 04227906RM	East Boulder	BSc Geological Sciences
Jennifer Evans	Senior Geologist	BSc (Geology)	14
AIPG CPG 11669	East Boulder Operation
SA PGM operations
Lead Competent Person
Andrew Brown	VP Mine Technical Services	MSc (Mining Engineering)	35
SAIMM 705060
Competent Persons
Leonard Changara	Unit Manager Geology	MSc (Geology); MBA	21
SACNASP 400089/08
Nicole Wansbury	Unit Manager Geology	MSc Geology	14
SACNASP 400060/11
Brian Smith	Unit Manager Survey	NHD (Mine Survey); MEng MRM; MSCC	33
SAGC GPr MS 0218
Leon Koorsse	Unit Manager Survey	GDE Mining Eng.	35
SAGC GPr MS 0134
SA gold operations
Lead Competent Person
Gerhard Janse van Vuuren	VP Mine Technical Services	BTech (Mineral Resource Management);	32
SAIMM 706705		GDE (Mining Engineering); MBA; MSCC
Competent Persons
Lindelani Mudimeli	Unit Manager Geology	BSc (Hon) Geology;	13
GSSA 967582		GDE (Mining Engineering)
Antonio Umpire	Unit Manager Evaluation	BSc (Hon) Geology;	24
SACNASP 400372/12		GDE (Mining Engineering); MBA
Steven Wild	Unit Manager Mine Planning	NHD (Mineral Resource Management);	24
SAIMM 706556		GDE (Mining Engineering)

Sibanye-Stillwater Form 20-F 2019	473

DIRECTORS AND EXECUTIVE MANAGEMENT

CHAIRMAN AND INDEPENDENT NON-EXECUTIVE DIRECTOR

VINCENT MAPHAI (68)

BA, BA (Hons), M Phil, D Phil, Catholic University of Leuven, Advanced Management Programme, Harvard University

Vincent Maphai is the Chairman of the Sibanye-Stillwater Board. Vincent Maphai was appointed a director of Sibanye-Stillwater on 1 June 2019, and appointed as non-executive Chairman of Sibanye-Stillwater, effective on 30 September 2019. He is a non-executive director of Discovery Limited. Previously, Dr. Maphai was the Director of Corporate Affairs and Transformation at SAB. In addition, he served as the southern African Chairperson of BHP Billiton. Dr. Maphai has accumulated 20 years’ experience in the academic profession, and 15 years as a senior executive in the private sector. He has served on the boards of various companies as non-executive chairperson, including the SABC and the Presidential Review Commission into the restructuring of the public sector. Dr. Maphai has also held a two-year academic position at Williams College in Massachusetts.

EXECUTIVE DIRECTORS

NEAL FRONEMAN (60)

Chief Executive Officer

BSc Mech Eng (Ind Opt), University of the Witwatersrand; BCompt, University of South Africa; PrEng

Neal Froneman was appointed executive director and CEO of Sibanye-Stillwater on 1 January 2013. Over the past six years he has led the transformation of Sibanye-Stillwater from a 1.5Moz South Africa-based gold producer into a leading precious metals miner with an international operating footprint ranking among the world’s top three PGM producers. His career spans more than 31 years during which time he worked at Gold Fields Limited (Gold Fields), Harmony Gold Mining Company Limited (Harmony) and JCI Limited. In April 2003, Neal was appointed CEO of Aflease Gold Limited (Aflease Gold), which, through a series of reverse take-overs, became Gold One International Limited (Gold One) in May 2009. He was primarily responsible for the creation of Uranium One Incorporated (Uranium One) from the Aflease Gold uranium assets. During this period, he was CEO of Aflease Gold and Uranium One Incorporated until his resignation from Uranium One Incorporated in February 2008. He held the CEO position at Gold One until his appointment at Sibanye-Stillwater. In May 2016, he was elected to serve as a Vice President of the Minerals Council.

CHARL KEYTER (46)

Chief Financial Officer

BCom, University of Johannesburg; MBA, North-West University; ACMA and CGMA

Charl Keyter was appointed a director of Sibanye-Stillwater on 9 November 2012, and executive director and CFO on 1 January 2013. Previously, he was Vice President and Group Head of International Finance at Gold Fields. Charl has more than 25 years’ mining experience, having begun his career at Gold Fields in February 1995.

INDEPENDENT NON-EXECUTIVE DIRECTORS

RICHARD MENELL (64)

MA (Natural Sciences, Geology), Trinity College, University of Cambridge; MSc (Mineral Exploration and Management), Stanford University FGS, FAIMM, FAusIMM

Richard (Rick) Menell is a Sibanye-Stillwater Lead Independent non-Executive Director. He was appointed as a non-executive director on 1 January 2013 and as the Lead Independent non-Executive Director on 14 February 2020. He has over 41 years’ experience in the mining industry. Previously, he occupied the positions of President of the Minerals Council; President and CEO of TEAL Exploration & Mining Inc; Chairman of Anglovaal Mining Limited and of Avgold Limited; Chairman of Bateman Engineering Limited; deputy Chairman of Harmony and of African Rainbow Minerals Limited. He has also been a director of Telkom Group Limited, Standard Bank of South Africa Limited, and Mutual and Federal Insurance Company Limited. He is currently a non-executive director and Chairman of Credit Suisse Securities Johannesburg Proprietary Limited, and a non-executive director of Gold Fields, a position he has held since 8 October 2008, and of The Weir Group PLC. Rick is a trustee of the Carrick Foundation and of the Claude Leon Foundation. He is co-Chairman of the City Year South Africa Youth Service Organisation, and Chairman and trustee of the Palaeontological Scientific Trust. He serves on the Council of the University of the Western Cape.

TIMOTHY CUMMING (62)

BSc (Hons) (Engineering), University of Cape Town; BA (PPE); MA (Oxford)

Timothy (Tim) Cumming is a Sibanye-Stillwater Independent non-Executive Director. He was appointed as a non-executive director on 21 February 2013. He is the founder and executive director of Scatterlinks Proprietary Limited, a South African-based company providing leadership development services to senior business executives as well as strategic advisory services to companies. He has a wealth of experience in financial services, including periods as an executive at Old Mutual Limited, HSBC Bank PLC and Allan Gray Limited, and is currently also an independent non-executive director of Nedgroup Investments Limited and non-executive Chairman of RisCura Holdings Proprietary Limited. Tim started his career as an engineer at the Anglo American Corporation of South Africa Limited. He worked on a number of diamond mines and gold

Sibanye-Stillwater Form 20-F 2019	474

DIRECTORS AND EXECUTIVE MANAGEMENT continued

mines in South Africa. He is also the Chairman of the Woodside Endowment Trust and of the Investment Committee of the Mandela Rhodes Foundation.

SAVANNAH DANSON (51)

BA (Hons) Communication Science and Finance, Bridgewater University, United States; MBA (Strategic Planning and Finance) DeMontford University

Savannah Danson is a Sibanye-Stillwater Independent non-Executive Director. She was appointed as a non-executive director on 23 May 2017. As the founder and executive chairperson of Bunengi Group, she brings a wealth of experience from the finance, mining, infrastructure and media sectors. Savannah is the chairperson of WSP Group Africa, a Canadian-listed engineering group, and serves on the boards of Wilson Bayly Holmes-Ovcon Limited and Rand Water.

HARRY KENYON-SLANEY (59)

BSc (Hons) (Geology), Southampton University, International Executive Programme, INSEAD (France)

Harry Kenyon-Slaney is a Sibanye-Stillwater Independent non-Executive Director. He was appointed a non-executive director on 16 January 2019. He is currently Chairman of Gem Diamonds Limited, a non-executive director of Petropavlovsk PLC, a member of the Advisory Board of Schenck Process AG and a senior advisor to McKinsey & Co., in which roles he uses his wide experience to support operational, health and safety and business transformation programmes. Harry, who has more than 37 years of experience in the mining industry, principally with Rio Tinto PLC, is a geologist by training and his experience spans operations, marketing, projects and business development. Until 2015 and as a member of Rio Tinto’s Group Executive committee, he held the roles of Chief Executive – Energy, and before that, Chief Executive – Diamonds and Minerals. Prior to this, he led Rio Tinto’s global titanium dioxide business, was chief executive of Rio Tinto’s listed subsidiary, Energy Resources of Australia Ltd, and General Manager Operations at Palabora Mining Company Ltd in South Africa, and he has held senior marketing roles in copper, uranium and industrial minerals. He began his career as an underground production geologist on the gold mines in South Africa where he has variously lived and worked for 15 years.

NKOSEMNTU NIKA (61)

BCom, University of Fort Hare; BCompt (Hons), University of South Africa Advanced Management Programme, INSEAD; CA (SA)

Nkosemntu Nika is a Sibanye-Stillwater Independent non-Executive Director. He was appointed as a non-executive director on 21 February 2013. He is currently an independent non-executive director and chairman of Grinding Media South Africa Proprietary Limited and Chairman of the Audit and Risk Committee of Foskor Proprietary Limited. He also serves as an independent non-executive director of Trollope Mining Services 6000 Proprietary Limited and Coega Dairy Holdings Limited. He was previously CFO and Finance Director of PetroSA (SOC) Limited and Executive Manager: Finance at the Development Bank of Southern Africa. He has held various internal auditing positions at Eskom Holdings (SOC) Limited, Shell Company of South Africa Limited and Anglo American Corporation of South Africa Limited. He was also a non-executive board member of the Industrial Development Corporation of South Africa Limited, and previously chaired its Audit and Risk Committee and Governance and Ethics Committee.

KEITH RAYNER (63)

BCom, Rhodes University; CTA; CA (SA)

Keith Rayner is a Sibanye-Stillwater Independent non-Executive Director. He was appointed as a non-executive director on 1 January 2013. Keith is CEO of KAR Presentations, an advisory and presentation corporation specialising in corporate finance and regulatory advice. He is an independent non-executive director of Ecsponent Limited and of Telkom SA SOC Limited. He is a non-executive director of Nexus Intertrade Proprietary Limited, 2Quins Engineered Business Information Proprietary Limited (dormant), Sabi Gold Proprietary Limited (dormant), Keidav Properties Proprietary Limited (dormant) and Appropriate Process Technologies Proprietary Limited. He is a member of the JSE Limited’s Issuer Regulation Advisory Committee, a fellow of the Institute of Directors in South Africa (IoDSA), a non-broking member of the Institute of Stockbrokers in South Africa and a member of the Investment Analysts Society. He is a past member of the SAMREC/SAMVAL working group, the Takeover Regulation Panel’s rewrite committee, the IoDSA CRISA committee and the South African Institute of Chartered Accountants Accounting Practice Committee.

In compliance with the Sarbanes-Oxley Act, the Board has identified Keith Rayner as the Audit Committee’s financial expert.

SUSAN VAN DER MERWE (65)

BA, University of Cape Town

Susan (Sue) van der Merwe is a Sibanye-Stillwater Independent non-Executive Director. She was appointed as a non-executive director on 21 February 2013. She served as a member of Parliament for 18 years until October 2013, and held various positions, including Deputy Minister of Foreign Affairs from 2004 to 2010. She has participated in various civil society organisations and currently serves as a trustee and Chair of the Kay Mason Foundation, which is a non-profit organisation assisting disadvantaged scholars in Cape Town. Since 2014, Sue has been a member of the National Council of the South African Institute of International Affairs, a non-governmental research institute focused on South Africa’s and Africa’s international relations.

Sibanye-Stillwater Form 20-F 2019	475

DIRECTORS AND EXECUTIVE MANAGEMENT continued

JERRY VILAKAZI (59)

BA, University of South Africa; MA, Thames Valley University; MA, University of London; MBA, California Coast University

Jerry Vilakazi is a Sibanye-Stillwater Independent non-Executive Director. He was appointed a non-executive director on 1 January 2013. He is Chairman of Palama Investment Holdings Proprietary Limited, which he co-founded to facilitate investments in strategic sectors. He is a past CEO of Business Unity South Africa and Managing Director of the Black Management Forum. In 2009, Jerry was appointed to the Presidential Broad-based Black Economic Empowerment Advisory Council and, in 2010, he was appointed as a Commissioner of the National Planning Commission. He completed both terms in 2015. Previously, he was appointed Public Service Commissioner in 1999 and played a critical role in shaping major public service policies in post-1994 South Africa. Jerry was Chairman of the Mpumalanga Gambling Board and of the State Information Technology Agency (SOC) Proprietary Limited. He previously held the position of Chairman of Netcare Limited and directorships of Pretoria Portland Cement, Goliath Gold Limited, General Healthcare Group (UK) and Computershare. He is currently a non-executive director in Blue Label Telecoms Limited, Cell C Limited and Palama Industrial.

ELAINE DORWARD-KING (62)

Ph.D., Analytical Chemistry, Colorado State University; B.Sc., Chemistry, Maryville College

Elaine Dorward-King is a Sibanye-Stillwater Independent non-Executive Director. She was appointed as a non-executive director on 27 March 2020. She is a recently retired executive with over 28 years of leadership experience in developing and implementing sustainable development, safety, health and environmental strategies and programmes in the mining, chemical and engineering consulting sectors. From 2013 to June 2019, Elaine served as the executive vice president of sustainability and external relations for Newmont Mining Corporation, where she led the development and implementation of strategy, policy, and standards across the company in environmental, social responsibility, community relations, external affairs, government relations and communications areas. She was a member of the Newmont’s executive leadership team (ELT) and was one of four ELT members on the Company’s investment committee. From June 2019 until January 2020, Elaine was executive vice president of ESG strategy for Newmont Mining Corporation. Prior to joining Newmont Mining Corporation, Elaine spent 20 years at Rio Tinto, where she held a variety of leadership roles including two years as managing director of Richards Bay Minerals (Pty) Ltd, one the world’s largest producers of mineral sands products, including titanium dioxide feedstock, zircon, rutile and high-grade iron. She also served as the global head of health, safety and environment for Rio Tinto, a role she held for eight years following other roles of increasing responsibility. Prior to that, Elaine worked for an engineering consulting firm, EBASCO Trading Corporation, and for Monsanto Chemical Company, in the agricultural products division. Since retiring from Newmont, Elaine has recently joined the boards of Kenmare Resources plc, a leading producer of titanium minerals and zircon; Great Lakes Dredge and Dock Company LLC, an American company providing construction services in dredging and land reclamation; Bond Resources Inc., a Canadian listed mineral exploration company; and NOVAGOLD Resources Inc., a North American gold exploration and development company. In addition, Elaine serves on the Boards of two non-profit organizations, Resources for the Future and Project WET Foundation.

former DIRECTORS

SELLO MOLOKO (64)

BSc (Hons) and Postgraduate Certificate in Education, University of Leicester, Advanced Management Programme, University of Pennsylvania, Wharton School

Sello Moloko was appointed non-executive Chairman on 1 January 2013 and resigned effective 30 September 2019. Sello is a founder and the executive Chairman of the Thesele Group Proprietary Limited and Chairman of Alexander Forbes Group Holdings Limited. He has an established career in financial services, including periods as an executive director at Brait Asset Managers and Chief Executive Officer (CEO) of Old Mutual Asset Managers until 2004. Prior to Sibanye-Stillwater, he served as a director of several listed companies including Gold Fields from February 2011 to December 2012. He is a trustee of the Nelson Mandela Foundation. Sello’s other directorships include Sycom Property Fund Managers Limited and Acucap Properties Limited.

BARRY DAVISON (74)

BA (Law and Economics), University of the Witwatersrand, Graduate Commerce Diploma, Birmingham University CIS Diploma in Advanced Financial Management and Advanced, Executive Programme, University of South Africa

Barry Davison was appointed as a non-executive director on 21 February 2013 and resigned from this position on 19 May 2019. He has more than 40 years’ experience in the mining. At the time of his retirement in 2005, he was an executive director of Anglo American Plc and chairman of its Platinum and Ferrous Metals and Industries Divisions. A former President of the Chamber of Mines, he also sat on the boards of a number of listed companies, including the Nedbank Group Limited, Kumba Resources Limited, Samancor Limited and the Tongaat-Hulett Group.

WANG BIN (46)

BA in Industrial Surveying And Urban Planning, Changsha Technical College; Advanced graduate program in business administration, Tsinghua University

Wang Bin was appointed as a non-executive director on 1 January 2020 and resigned on 27 March 2020. He has over 20 years of experience in the mining and metals industry. He is currently the deputy general manager of Baiyin Nonferrous Group Co. Ltd, in charge of the overseas investments and assets management. Wang Bin was previously the project director for the acquisition of the 40% minority shareholders’ equity of Gold One Group Limited. His engineering activities have included process definition and optimization, debottlenecking, flowsheet development, field surveys, conceptual engineering studies, feasibility studies, energy analyses, technical evaluations, equipment design and cost estimating.

Sibanye-Stillwater Form 20-F 2019	476

DIRECTORS AND EXECUTIVE MANAGEMENT continued

LU JIONGJIE (34)

BsC (Mathematics and Physics), Tsinghua University; MSc (Finance), Tsinghua University

Lu Jiongjie was appointed as a non-executive director on 1 January 2020 and resigned on 27 March 2020. He is currently the General Manager of Baiyin International Investment Ltd, which he established in 2013 as Baiyin’s platform for overseas investment and management, and grew to the current size of approximately US$400 million in investments under management and US$800 million debt financing under management, on behalf of Baiyin Group. Lu’s focus is on financial investments into the mining sector, commodity trading, and strategic M&A advisory and international debt financing management for the Baiyin Group. He previously worked as an Associate and Director of Long March Capital, wherein he participated in the various mining transactions, including a US$635 million investment by a Chinese consortium led by Baiyin in 2011 to acquire Gold One.

Rotation of directors

In accordance with the MOI, one third of the directors shall retire from office at each AGM. The first to retire are those directors appointed as additional members of the Board, followed by the longest-serving members. The Board, assisted by the Nominating and Governance Committee, can recommend the eligibility of retiring directors (subject to availability and their contribution to the business) for re-appointment. Retiring directors can be immediately re-elected by the shareholders at the AGM. The directors retiring in terms of the Company’s MOI are Charl Keyter, Vincent Maphai, Tim Cummings and Elaine Dorward-King. All of the directors are eligible and offer themselves for re-election.

EXECUTIVE COMMITTEE

ROBERT VAN NIEKERK (55)

Executive Vice President: Group Technical Services

National Higher Diploma (Metalliferous Mining), Technikon Witwatersrand; BSc (Mining Engineering), University of the Witwatersrand; South African Mine Manager’s Certificate of Competency

Robert van Niekerk leads the Group Technical Srevices of Sibanye-Stillwater. He was appointed to this position in April 2020. Previously he served as the Executive Vice President: SA PGM operations (from July 2017), Divisional CEO: Platinum and Executive Vice President: Organisational Effectiveness. Prior to joining Sibanye-Stillwater (in February 2013), he was the Senior Vice President and Group Technical Head of Mining at Gold Fields. He previously occupied several senior operational and executive management positions at Harmony, Anglo American Platinum, Uranium One and Gold One. Robert began his mining career in 1982 as a Learner Official and progressed through the ranks at a number of South African underground and surface mining operations locally and outside of South Africa.

CHRIS BATEMAN (56)

Executive Vice President: US PGM operations

BEng (Hons) (Production Engineering and Production Management), University of Nottingham, UK; Qualified as a Chartered Accountant in England and Wales

Chris Bateman is the Executive Vice President: US PGM operations of Sibanye-Stillwater. He was appointed as Executive Vice President: US region in 2017 after serving as CFO at Stillwater Mining Company since 2014. Chris has worked in the mining industry for more than 20 years with experience in platinum, palladium, copper, uranium, diamonds and industrial minerals. Prior to joining Stillwater Mining Company, he served in CFO positions for Turquoise Hill, Rio Tinto Diamonds and Minerals product group, Rio Tinto Iron and Titanium and Energy Resources of Australia. He has served on the boards of Richards Bay Minerals in South Africa, Oyu Tolgoi copper mine in Mongolia and QIT Madagascar Minerals in Madagascar. Prior to entering the mining industry he was a senior manager with Arthur Andersen’s Business Consulting practice and served as a production engineer in the automotive industry.

SHADWICK BESSIT (57)

Executive Vice President: SA gold operations

National Higher Diploma (Metalliferous Mining), Technikon Witwatersrand, South African Mine Manager’s Certificate of Competency

Shadwick Bessit is Executive Vice President: SA gold operations of Sibanye-Stillwater. He was recently appointed to this position in February 2019. Previously, he served as Senior Vice President: Technical Platinum and Gold from March 2017, Senior Vice President: Kroondal and Rustenburg operation from March 2016 and Senior Vice President: Underground operations – Kloof and Driefontein from November 2014. Prior to joining Gold Fields in July 2012, Shadwick Bessit pursued personal business interests from 2010 to 2012 and was Executive Director: Operations at Implats. He occupied this position from 2005 to 2010 after joining Implats in November 2002 as General Manager. Previously, he was employed at AngloGold Ashanti from 1986 to 2002 where he moved through the ranks to General Manager level at the Deelkraal, Elandsrand and Savuka mines.

Sibanye-Stillwater Form 20-F 2019	477

DIRECTORS AND EXECUTIVE MANAGEMENT continued

HARTLEY DIKGALE (60)

Executive Vice President: Legal and Compliance

BIuris, University of the North; LLB, HDip (Company Law), University of the Witwatersrand; LLM, Vista University

Hartley Dikgale is the Executive Vice President: Legal and Compliance of Sibanye-Stillwater. He is an admitted advocate of the High Court of South Africa and has more than 31 years of corporate experience as a business executive. He has served on more than 20 boards of directors of listed and unlisted companies. He has worked for, among others, Sanlam Limited, Old Mutual, the Independent Communications Authority of South Africa, Rand Water Board and Pamodzi Investment Holdings Proprietary Limited. In recent years, Hartley has worked for Rand Uranium and Gold One as Senior Vice President: General Counsel. Hartley joined Sibanye-Stillwater in 2013 where he served in a similar capacity until he was appointed as the Executive Vice President: General Counsel and Regulatory Affairs in 2016, and more recently, Executive Vice President: Legal and Compliance.

DAWIE MOSTERT (50)

Executive Vice President: Organisational Growth

Diploma in Labour Relations; MDP (Adv Labour Law); MBA, University of South Africa

Dawie Mostert is the Executive Vice President: Organisational Growth of Sibanye-Stillwater. He has more than 20 years’ experience in the mining industry and was appointed on 1 January 2013 as Senior Vice President: Organisational Effectiveness, focused on introducing new operating and business models in support and directing the turnaround at Sibanye-Stillwater post the unbundling from Gold Fields. With Sibanye-Stillwater adopting value creation as its strategic intent and consequently entering the PGM mining sector, he accepted the position and role as Executive Vice President: Commercial Services and more recently, Executive Vice President: Organisational Growth, focused primarily on leading the organisational culture development strategy and development of business systems that enable the development of top and senior management, senior talent and succession management culminating in future ready Leaders. Prior to joining Sibanye-Stillwater, he served as Vice President: Commercial Services at Gold One in 2012 and Vice President: Human Capital at Great Basin Gold from 2006 to 2012. Prior to joining Great Basin Gold in 2006, he was Executive: Organisational Development and Employee Relations at Harmony from 2002 to 2006. Dawie joined Harmony in 1996 as part of the merger and acquisition transformational team playing a leading organisational integration role. During 2001 to 2002 he was appointed Mine Manager at the then Elandsrand mine leading a management team post the integration phase.

THEMBA NKOSI (47)

Executive Vice President: Corporate Affairs

BA Hons (Employment Relations), University of Johannesburg; BTech (Human Resources), Peninsula Technikon; Human Resources Executive Programme, University of Michigan

Themba Nkosi is the Executive Vice President: Corporate Affairs at Sibanye-Stillwater. He was appointed on 4 July 2016 as Executive Vice President: Human Capital and more recently as Executive Vice President: Corporate Affairs. He has more than 21 years’ experience across various industries in human resources, corporate affairs, communication and stakeholder management. Prior to joining Sibanye-Stillwater, he was Head: Human Resources, Transformation and Corporate Communications at ArcelorMittal South Africa Limited (ArcelorMittal) from June 2009. He previously occupied several senior management positions at ArcelorMittal and Human Resources Director for sub-Saharan Africa at the PepsiCo Group.

WAYNE ROBINSON (57)

Executive Vice President: SA PGM operations

BSc (Mechanical Engineering), University of Natal; BSc (Mining Engineering), University of the Witwatersrand; PrEng; South African Mine Manager’s Certificate of Competency (Metalliferous); South African Mechanical Engineer’s Certificate of Competency

Wayne Robinson is the Executive Vice President: SA PGM operations at Sibanye-Stillwater, after serving as Executive Vice President: Group Technical. Previously, Wayne was the Head of Operations (SA region) from July 2017 and Divisional CEO: Gold and Uranium and Senior Vice President: Underground Operations – Beatrix and Cooke from June 2014. Wayne has worked in the South African gold and platinum mining sectors for more than 25 years with experience in underground mine management. Prior to joining Sibanye-Stillwater, he was Executive Vice President of Cooke Operations and served on Gold One’s Executive Committee from 2012 to 2014. He held senior management positions at Eastern Platinum Limited from 2006 to 2012, at Richards Bay Minerals from 2005 to 2006, and at Gold Fields after qualifying as a mechanical and mining engineer.

RICHARD STEWART (44)

Executive Vice President: Business Development

BSc (Hons), PhD (Geology), University of the Witwatersrand; MBA, Warwick Business School (UK); PrSciNat

Richard Stewart is the Executive Vice President: Business Development at Sibanye-Stillwater. He has over 20 years’ experience in South Africa’s geological and mining industries, and is a Fellow of the Geological Society of South Africa and is a Registered Natural Scientist. Prior to joining Sibanye-Stillwater in 2014, he served on the Gold One Executive Committee with the most recent appointment at Gold One as Executive Vice President: Technical Services and was also CEO of Goliath Gold Limited. Prior to that, he held management positions at the Council for Scientific

Sibanye-Stillwater Form 20-F 2019	478

DIRECTORS AND EXECUTIVE MANAGEMENT continued

and Industrial Research Mining Technology division, Shango Solutions, Uranium One and was an Investment Consultant for African Global Capital Proprietary Limited.

Sibanye-Stillwater Form 20-F 2019	479

ENVIRONMENTAL AND REGULATORY MATTERS

ENVIRONMENTAL

OVERVIEW

Sibanye-Stillwater’s operations are subject to various laws and regulations relating to the protection of the environment, and Section 24 of South Africa’s Constitution of 1996 grants the country’s people the right to an environment that is not harmful to human health or well-being, and to the protection of that environment for the benefit of present and future generations through reasonable legislation and other measures. In addition, the South African Constitution and various environmental legislation enacted and implemented since 1996, grant legal standing to a wide range of interest groups to institute legal proceedings to enforce their environmental rights, which are enforceable against private entities as well as the South African government.

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain environmental authorisations, permits, licences and other approvals for those operations, and to comply with the conditions of approval prescribed in these environmental approvals. The South African government’s constitutional mandate is to protect the environment, hence the rationale behind environmental authorisations is to ensure that companies with activities that are reasonably expected to have environmental impacts, assess the extent of the environmental impacts emanating from their business activities, as well as to put reasonable and practicable mitigation measures in place to manage and mitigate these impacts.

The most critical and applicable environmental legislation for the mining industry in South Africa remains the MPRDA, the National Environmental Management Act (Act No. 107 of 1998) as well as the National Water Act (Act 36 of 1998), each with its own specific regulations and amendments. Under the “One Environmental System” (OES), which came into effect on 8 December 2014, the Minister of Mineral Resources and Energy (and thus by delegation, the prescribed officials of the DMRE) is the Competent Authority for all environmental issues within the mining industry, including the approval or rejection of environmental authorisations under the NEMA framework for listed activities pertaining to prospecting and mining operations. The Minister of DEFF is the Appeal Authority for applications/authorisations rejected by the Minister of Mineral Resources and Energy. Under the transitional arrangement between the MPRDA and the NEMA, all Environmental Management Programme Reports (EMPr) previously approved under the MPRDA, are currently deemed to be approved environmental authorisations as if approved under the subsequent NEMA framework.

NEMA contains three key provisions, as follows: (i) company directors, in their personal capacity, may be held liable under provisions of NEMA for any environmental degradation and/or the remediation thereof. (ii) every holder of a mining right will remain responsible for any environmental liability, pollution or ecological degradation, the pumping and treatment of polluted or extraneous water and the management and sustainable closure thereof, notwithstanding the issuing of a closure certificate; and (iii) the Minister of Mineral Resources is obliged to appoint environmental mineral resource inspectors to monitor the compliance of mining companies, as well as the enforcement of provisions insofar as it relates to prospecting, exploration, mining or production. There is general consensus in the mining industry that, whilst the intent of the OES had been noble, the practical implementation thereof thus far has been challenging, specifically insofar as the South African government’s adherence to the timeframes for issuing environmental authorisations is concerned. Through the Minerals Council of South Africa and other industry associations, the mining industry is working closely with the South African government to improve this system.

The Regulations on Financial Provisioning, issued first under NEMA on 20 November 2015, and as subsequently amended and issued as draft Regulations, remain controversial and largely untenable to industry, primarily due to impracticalities around its implementation as well as the significant financial implications associated with the roll out of the proposed Financial Provisioning Regulations in their current format. As a result of widespread criticism from industry, the Minister of DEFF has provided an in-principle agreement to defer the implementation date for the November 2015 Regulations on Financial Provisioning to 16 June 2021. The official Government Gazette to this effect is yet to be published.

CARBON TAX

Energy is a significant input and cost to Sibanye-Stillwater’s mining and processing operations, with its principal energy sources being electricity, purchased petroleum products, coal, propane and natural gas. A number of governments or governmental bodies, including the United Nations Framework Convention on Climate Change, have introduced or are contemplating regulatory changes in response to the potential impact of climate change. Many of these contemplate restricting GHG emissions in jurisdictions in which Sibanye-Stillwater operates.

The South African government introduced a carbon tax under the Carbon Tax Act (Act No. 15 of 2019), which was signed into law by the South African President in May 2019 with effect on 1 June 2019. The carbon tax was designed to fix liability on the person who conducts an activity in South Africa that results in GHG emissions above a certain threshold. The carbon tax design requires the calculation of liability to be based on the sum of GHG emissions, which results from fuel combustion, industrial processes and fugitive emissions. Taxpayers must determine emissions in accordance with the reporting methodology approved by the DEFF. The first phase of the Carbon Tax Act applies to the so-called “Scope 1” emissions from 1 June 2019 to 31 December 2022. Under the first phase, the introduction of the carbon tax is not expected to have an immediate impact on the price of electricity. Accordingly, although the basic rate is R120 per tonne, allowances under the Carbon Tax Act result in a carbon tax rate ranging from R6 to R48 per tonne of CO2e emitted. The South African government indicated that a review of the impact of carbon tax will be conducted before the second phase, after at least three years of implementation of the carbon tax.

Simultaneously with the introduction of the carbon tax under the Carbon Tax Act, a carbon fuel levy was introduced under the Customs and Excise Act, as part of the current South African fuel levy regime. The carbon fuel levy now includes a carbon levy, which applies to stationary and non-stationary mobile emissions resulting from the use of liquid fuels, mostly petrol and diesel. The carbon fuel levy on diesel, which into effect on 5 June 2019, is 8c/litre. In addition, a notice published in the South African Government Gazette on 31 May 2019, provided that the carbon fuel levy was excluded from the diesel refund regime. As such, a person who becomes liable for the carbon fuels levy, will not be able to claim a refund on the 8c/litre of diesel paid in respect of the carbon fuel levy on diesel.

Sibanye-Stillwater Form 20-F 2019	480

ENVIRONMENTAL AND REGULATORY MATTERS continued

In addition, the DEFF is currently working on draft legislation that will impose so-called “carbon budgets” on entities in identified high-emitting industries, including mining. The “carbon budgets” are intended to operate as statutory limits for CO2e emissions in excess of which may entail a fine or other punitive measures. The National Treasury and the DEFF discussed the options for aligning the carbon tax with the carbon budgets during several meetings held in June and July 2018. Since the Climate Change Bill has not been promulgated, the Carbon Tax Act has not been drafted to reflect this alignment at this stage. Once the Climate Change Bill is assented to as an act of parliament, the Carbon Tax Act can then be amended, accordingly.

Pursuant to Section 19(c) of the Carbon Tax Act, on 29 November 2019, the South African government introduced the Carbon Offset Regulations, which outline the eligibility criteria for offset projects (which includes certain types of renewable energy, electrical efficiency and on site co-generation projects) and set out the procedure for claiming the offset allowance. Companies are allowed to use carbon offsets of either 5% or 10% of their total GHG emissions to reduce their tax liability. For project activities that are within the scope of the Carbon Tax Act, the offset allowances must be used within the first phase (up to 31 December 2022), except for qualifying renewable energy projects. For all other projects, the offset allowances can be used until the end of the crediting period as stipulated under the relevant standard. Other features of the Carbon Offset Regulations include the exclusion of temporary credits, clarification that offset allowances are non-transferable, a specification of the tax period for which the offset allowance will be used, and that the offset allowance should be retained for the duration of the project or 15 years, whichever is longer.

While certain aspects of the carbon tax remain uncertain, the direct financial implications of the carbon tax for Sibanye-Stillwater, in today’s terms, at the 2019 carbon footprint and at the basic rate of R120 per tonne of CO2e, would be approximately R3.3 million per annum for the period 1 June 2019 to 31 December 2019 (or R6 million annualised) on the basis that electricity (i.e. Scope 2 emissions) is excluded. In other words, Sibanye-Stillwater’s final liability will be affected by the finalisation of the greenhouse gas reporting regulations and the extent to which it is able to make use of the full suite of allowances that are built into the carbon tax design. The first payment of the carbon tax is due by 30 July 2020.

GHG EMISSIONS REGULATIONS IN THE UNITED STATES

In the United States, Sibanye-Stillwater is subject to legislative and regulatory initiatives that are underway to limit GHG emissions. The US Congress has considered legislation that would control GHG emissions through a “cap and trade” program and several US states have already implemented programs to reduce GHG emissions. In addition, the US Supreme Court determined in a 2007 ruling that GHG emissions are “air pollutants” within the meaning of the federal CAA. In response, the EPA promulgated an endangerment finding paving the way for regulation of GHG emissions under the CAA. In 2010, the EPA issued a final rule, known as the “Tailoring Rule”, which makes certain large stationary sources and modification projects subject to permitting requirements for GHG emissions under the CAA. In June 2014, the US Supreme Court invalidated portions of the federal Tailoring Rule, but the ruling upheld the EPA’s authority to require new or modified facilities that are already subject to permitting requirements for conventional pollutants to comply with BACT for GHGs, as well. In 2015, the EPA rescinded the portions of the Tailoring Rule that had been overturned by the Supreme Court. However, the EPA indicated that new or modified sources subject to permitting for conventional pollutants will be required to access BACT for GHG if the new source or the modification will result in an annual increase of 75,000 tons per year of CO2e.

In 2009, the EPA issued a final rule requiring the reporting of GHGs from specified large GHG emission sources in the United States beginning in 2011. The Stillwater Operation holds a Title V Major Air Quality Permit, which requires Sibanye-Stillwater to annually calculate the GHG emissions from the Stillwater Operation and compare these amounts against reporting thresholds. Because current levels are well below reporting thresholds, the Stillwater Operation is not currently required to report GHG emissions. Additionally, the assessment of GHG emissions is becoming an increasingly important part of NEPA assessments, and as a result, Sibanye-Stillwater may be required to mitigate its GHG emissions in connection with any future NEPA review.

AIR EMISSIONS REGULATIONS

Under the National Environmental Management Air Quality Act, 2004 (Act No 39 of 2004) (the Air Quality Act), the South African government has established minimum emission standards for certain activities that result in air emissions and for which atmospheric emissions licences (AELs) must be held. Non-compliance with the conditions of an AEL as well, as the minimum emissions standards under the Air Quality Act, is an offence. Emissions are reported to the regulator in accordance with licence conditions. Air dispersion modelling is conducted as part of air quality impact assessments. This is used to predict air quality concentrations at receptor locations in nearby communities. The AEL reports which include results of stack emissions are in place to demonstrate level of conformance.

WASTE ACT

The Waste Act commenced on 1 July 2009 with the exception of certain sections relating to contaminated land, which came into force on 2 May 2014. The contaminated land sections of the Waste Act regulate the identification, investigation, remediation, rehabilitation and inventorying of contaminated land. Responsible waste management is a priority for the DEA. Though historically under the scope of the MPRDA’s mineral laws, as of 8 December 2014, residue deposits and residue stockpiles became subject to regulation under the Waste Act, and accordingly, waste management licences for activities relating to their establishment and reclamation became required. In addition, regulations regarding the Planning and Management of Residue Deposits and Stockpiles (MRDS), were published on 24 July 2015, had financial implications for the management of residue deposits and residue stockpiles, since they imposed various classifications and associated liner requirements for new residue deposits and residue stockpiles. Due to the onerous nature and the anticipated financial impact these regulations would have on industry with little or no benefit to the environment from a pollution control/containment perspective, the regulations were amended in September 2018 to provide for a case-by-case analysis of the pollution control measures required for residue stockpiles and residue deposits. In addition, in November 2019, the South African government requested a second round of comments to the draft National Environmental Management Laws Amendment Bill (2017), which proposes key changes including amending the “residue deposits”, “residue stockpiles” and “waste”, such that the

Sibanye-Stillwater Form 20-F 2019	481

ENVIRONMENTAL AND REGULATORY MATTERS continued

items no longer in the scope of the Waste Act become subject instead to the NEMA. This development is considered beneficial to the industry given the view that both from a technical and legal perspective, there was sufficient regulation in legislation other than the Waste Act (e.g. MPRDA) to regulate MRDS. This process still needs to be finalised.

The Waste Act has also provided for waste licensing requirements for both general and hazardous waste, for listed activities ranging from storage of waste salvage yards, waste water treatment, plants through to disposal by landfill. Sibanye-Stillwater currently has a number of licenced waste management facilities, such as its Beatrix operations, Rustenburg Platinum Mines, Marikana Operations and Precious Metals Refinery. These facilities are managed in accordance with the Waste Act. In addition, the waste management activities at some of Sibanye-Stillwater’s facilities are regulated by, and managed through the existing approved Environmental Management Programme Reports (EMPRs).

The Waste Act, pursuant to further regulations, also provides for the following: registration with the DEA of all operations generating hazardous waste or operating waste disposal facilities ; quarterly reporting by disposal facilities of quantities of waste received for disposal; classification of waste and landfills which determines the disposal obligations and other requirements according to the waste classification. Detailed waste classifications and associated safety data sheets have been developed for all of Sibanye-Stillwater’s hazardous wastes where relevant (e.g. the PGM operations, and waste disposed to landfills have been assessed and are directed to the relevant class of landfill).

The Waste Act further defines the requirements and risk-based assessment process to be undertaken, to have waste streams excluded from the definition of waste, provided there is a defined beneficial use for this waste. Sibanye-Stillwater is currently identifying which waste streams could be applicable to these regulations, with submission to be made to obtain approval on exclusions.

BIODIVERSITY ACT

The National Environmental Management: Biodiversity Act, 2004 (No. 10 of 2004) (Biodiversity Act) aims at the protection of the natural diversity within South Africa, particularly threatened and endangered species, as well as the protection of essential ecosystems and the associated services. The Biodiversity Act necessitates certain management requirements and permits.

WATER USE

Under South African law, mining operations are subject to water use licences and/or authorisations that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. The National Water Act, 1998, (Act No. 36 of 1998) (National Water Act) provides for the management of all surface and groundwater resources including the protection of the water systems for ecological requirements. The National Water Act as well as the associated notices published in relation to the Act provide for conditions that must be adhered to and dictate the requirements for water use authorisation for various water uses that contain activity specific requirements based on the specialist information submitted by means of the application process. Sibanye-Stillwater has obtained and/or applied for these water use licenses. For information on such licenses, see Risk Factors—Risks Related To Sibanye-Stillwater’s Business—Sibanye-Stillwater’s operations are subject to water use regulation, which could impose significant costs and burdens.

NATIONAL NUCLEAR REGULATOR ACT

Sibanye-Stillwater undertakes activities which are regulated by the National Nuclear Regulator Act, 1999 (Act No 47 of 1999) (the NNR Act). The NNR Act requires Sibanye-Stillwater to obtain authorisation from the National Nuclear Regulator (NNR) and undertake activities in accordance with the conditions of such authorisations. During the reporting period, both internal and external audits and inspections were conducted. For the internal audits, conducted by an accredited external radiation protection specialist, all Sibanye-Stillwater operations received 100% compliance. For the inspections, conducted by the National Nuclear Regulator Inspectorate, registered an average compliance index of 83%, which is higher than the benchmark of 80%. Each of Sibanye-Stillwater’s mining operations possesses and maintains a Certificate of Registration (CoR) as required by the NNR Act.

ENFORCEMENT

Although traditionally weak, the enforcement of environmental laws under South Africa’s comprehensive environmental regulatory framework, has experienced rapid improvement. Three separate legislative acts, including the NEMA (for the mining industry enforced by the DMRE), the MPRDA (enforced by the DMRE) and the National Water Act (enforced by the DWS) all make provisions for the appointment of environmental management inspectors, which have sweeping authority and mandates to enforce environmental legislation. Some of the new environmental laws and regulations have been viewed as “disabling” and as having a negative impact on the growth and development of the mining industry. To date, Sibanye-Stillwater’s approach has been to work with South African government and the Minerals Council South Africa to positively influence new and emerging legislation as far as possible in the interest of the industry as well as in the interest of the environment.

HEALTH AND SAFETY

Health and safety performance on mines is regulated by the South African Mine Health and Safety Act (No 29 of 1996) (the MHSA). The MHSA, among others, requires the holder of a mining right to ensure that their operating and non-operating mines maintain a safe and healthy working environment. Employees also have the right to refuse to perform hazardous work or enter into an unsafe working place. The MHSA describes the powers and functions of the Mine Health and Safety Inspectorate (the MHSI), within the jurisdiction of the DMRE and as part of the process of enforcement.

As legally required, all employees are represented in formal joint management/worker health and safety committees, through their representatives, to help monitor and advise on occupational health and safety programmes.

Sibanye-Stillwater Form 20-F 2019	482

ENVIRONMENTAL AND REGULATORY MATTERS continued

In terms of the MHSA, an employer is obligated, among others, to ensure that mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment, and the mines are commissioned, operated, maintained and decommissioned so that employees can perform their work without endangering their health and safety or that of any other person. Every employer must ensure that people who are not employees, but who may be directly affected by the activities at a mine, are not exposed to any health and safety hazards. The MHSA authorises the inspectors in the MHSI, upon identifying certain health and safety hazards, to restrict or stop, partially or wholly, operations at any mine or a workplace, and require an employer to take steps to address the said health and safety hazards before such restriction or stoppage can be lifted. The principal safety risks associated with mining operations in South Africa include technical complexity, depth of operations, intensity of labour, the narrow nature of ore body and mature mines.

The principal health risks arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting our workforce include lung diseases such as silicosis, tuberculosis (TB), a combination of both, and chronic obstructive airways disease (COAD), as well as noise induced hearing loss (NIHL).

The Occupational Diseases in Mines and Works Act, 1973 (Act No 78 of 1973) (ODMWA) governs compensation paid to mining employees who contract certain occupational illnesses, such as silicosis. The South African Constitutional Court has ruled that a claim for compensation under ODMWA does not prevent an employee from seeking compensation from an employer in a civil action under common law (either as individuals or as a class). For information on pending silicosis-related litigation involving Sibanye-Stillwater see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 29: Occupational healthcare obligation.

A failure to comply with MHSA is a criminal offence for which an employer, or any responsible person, may be charged and, if successfully prosecuted, be fined or imprisoned, or both. The MHSI also has the power to impose administrative fines upon an employer in the event of a breach of the MHSA. The maximum administrative fine that may be imposed is R1 million per transgression.

MINE SAFETY DISCLOSURE

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), each operator of a coal or other mine is required to include certain mine safety results within its periodic reports filed with the SEC. In accordance with the reporting requirements included in Section 1503(a) of the Dodd-Frank Act and Item 104 of Regulation S-K (17 CFR 229.104), the required mine safety results regarding certain mining safety and health matters for each of Sibanye-Stillwater’s mine locations that are covered under the scope of the Dodd-Frank Act are included in Exhibit 16 Mine Safety Disclosures of this Annual Report on Form 20-F. In 2019, Sibanye-Stillwater received a total of 126 violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under section 104 of the Federal Mine Safety and Health Act. See Exhibit 16 Mine Safety Disclosures of this Annual Report on Form 20- F for more information.

MINERAL RIGHTS

The MPRDA

The MPRDA came into effect on 1 May 2004. The MPRDA consists of two parts, namely the Act itself and the Transitional Provisions contained in Schedule II to the Act. In terms of the MPRDA, the mineral and petroleum resources of South Africa belong to the nation and the state (as custodian of the nation’s resources), which is entitled to grant prospecting and mining rights.

Under the MPRDA, PRs may be granted for an initial maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods, each of which may not exceed 30 years. A wide range of factors and principles, including proposals relating to Black Economic Empowerment (BEE) and social responsibility, will be considered by the Minister when exercising his discretion whether to grant these applications. A prospecting or mining right can be suspended or cancelled if the holder conducts prospecting or mining operations in breach of the MPRDA, a term or condition of the right or an environmental management plan, programme or environmental authorisation (as may be applicable), or if the holder of the right submits false, incorrect or misleading information to the DMRE. The MPRDA sets out a process which must be followed before the Minister is entitled to suspend or cancel the prospecting or mining right. In November 2006, the DMRE approved the conversion of Sibanye-Stillwater’s mining licences under the previous regulatory regime (old order rights) at Kloof, Driefontein and Beatrix into new-order mining rights under the new regime. All of Sibanye-Stillwater’s operations have been granted their new-order mining rights.

The MPRDA empowered the Minister to develop the Broad Based Socio-Economic Empowerment Charter for the South African Mining Industry, 2004 (2004 Mining Charter) to set the framework, targets and timetable for effecting entry of HDSAs into the mining industry and to allow such South Africans to benefit from the exploitation of South Africa’s mineral resources.

Among other things, the 2004 Mining Charter stated that mining companies agreed to achieve 26% HDSA ownership of South African mining industry assets within 10 years (i.e. by the end of 2014). Ownership can comprise active involvement, through HDSA-controlled companies (where HDSAs own at least 50% plus one share of the company and have management control), strategic JVs or partnerships (where HDSAs own at least 25% plus one vote of the JV or partnership interest and there is joint management and control) or collective investment vehicles, the majority ownership of which is HDSA based, or passive involvement, particularly through broad-based vehicles such as employee stock option plans. The MPRDA also requires mining companies to submit annual reports on HDSA ownership and implementation of the approved SLP applicable to the mining right in question, which the SLP sets out their commitments including, among other things, those relating to human resource development and local economic development.

Following a review, the DMRE released the Amendment of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2010 (2010 Mining Charter) on 20 September 2010. Amendments to the 2004 Mining Charter in the 2010 Mining Charter included, among other things, the requirement by mining companies to: (i) facilitate local beneficiation of mineral commodities; (ii) procure a

Sibanye-Stillwater Form 20-F 2019	483

ENVIRONMENTAL AND REGULATORY MATTERS continued

minimum of 40% of capital goods, 70% of services and 50% of consumable goods from HDSA suppliers (i.e. suppliers in which a minimum of 25% + one vote of their share capital must be owned by HDSAs) by 2014 (exclusive of non-discretionary procurement expenditure); (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies into a social development fund from 2010 towards the socio-economic development of South African communities; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at top management (board) level, senior management (executive committee) level, middle management level, junior management level and core and critical skills; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organised labour, all of which was to be achieved by 2014. In addition, mining companies were required to monitor and evaluate their compliance to the 2010 Mining Charter and needed to submit annual compliance reports to the DMRE. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the 2010 Mining Charter (Scorecard) made provision for a phased-in approach for compliance with the above targets over the five-year period ended 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the 2010 Mining Charter. Failure to comply with the provisions of the 2010 Mining Charter amounted to a breach of the MPRDA, which could result in the cancellation or suspension of a mining company’s existing mining rights.

In accordance with the MPRDA, on 29 April 2009 the DMRE published the Code relating to the socio-economic transformation of the mining industry (Codes). The current industry position is that the DMRE does not apply the Codes and that mining companies are subject only to the provisions of the MPRDA and the 2010 Mining Charter.

In the same vein as the 2009 review, during the course of fiscal 2014, the DMRE appointed a private entity to conduct the 2010 Mining Charter compliance audits on its behalf, in respect of a number of mining companies. Mining companies were required to complete questionnaires and templates as a means of reporting on their compliance with fiscal 2014 targets as set in the 2010 Mining Charter. However, it is generally understood that the DMRE disregarded or abandoned this audit process. It is therefore unclear what the status of the process is and what the outcomes were. It is also unclear whether or not the information provided during this audit process will be considered or used by the DMRE for any purpose in the future. It appears that the information gathering mechanism has been substituted by the DMRE’s own formal request for information and data on the compliance of the 2010 Mining Charter with section 29 of the MPRDA. The DMRE directed mining companies to populate an electronic reporting template, but this template has raised a number of concerns due to its inflexible approach towards the assessment of compliance with the 2010 Mining Charter. The template applies a mechanical process in that it asks specific questions and requires the completion of certain information, without making provision for the detailing of complex facts or historical transactions entered into in pursuance of meeting the 2004 Mining Charter HDSA ownership element.

With the 2014 HDSA ownership target date contemplated in the 2010 Mining Charter having passed, the DMRE’s application of the 2010 Mining Charter and its assessment of compliance therewith in respect of the ownership element is concerning. There are concerns in the mining industry that the approach followed by the DMRE poses a risk of government action against many mining entities, which will threaten security of tenure, in that government may order the suspension or cancelation of mining rights in instances of deemed non-compliance with the requirements of the 2010 Mining Charter.

On 31 March 2015, the Minerals Council, reported that the DMRE believes that empowerment transactions by mining companies concluded after 2004 where the HDSA ownership level has fallen due to HDSA disposal of shares or for other reasons, should not be included in the calculation of HDSA ownership for the purposes of, among other things, the 26% HDSA ownership guidelines under the 2004 Mining Charter. The position of the Minerals Council (including Sibanye-Stillwater) is that such historical empowerment transactions should be included in the calculation of HDSA ownership. The DMRE and the Minerals Council jointly agreed to approach the South African courts to seek a declaratory order that will provide a ruling on the relevant legislation and the status of the 2004 Mining Charter and the 2010 Mining Charter, including clarity on the status of previous empowerment transactions concluded by mining companies and a determination on whether the ownership element of the 2004 Mining Charter and the 2010 Mining Charter should be a continuous compliance requirement for the duration of the mining right as argued by the DMRE, or a once-off requirement as argued by the Minerals Council, on the “once empowered always empowered” principle. The Minerals Council and the DMRE filed papers in court and the matter (the Main Application) was placed on the roll to be heard on 15 March 2016. In February 2016, an application was filed by a third party, Malan Scholes Inc., to consolidate the Main Application with its own application for a declaratory order on the empowerment aspects of the 2004 Mining Charter and the 2010 Mining Charter (the Scholes Application). The Minerals Council opposed the consolidation of these applications on the basis that, amongst other things, the right to relief in the respective applications does not depend substantially on the same questions of law and/or fact. On 3 May 2016, the court refused to consolidate the two applications.

On 15 June 2017, the Minister published the Broad-Based Black Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2017 (the 2017 Mining Charter), which came into effect on the same day. The Minerals Council launched an urgent application in the High Court of South Africa to interdict the implementation of the 2017 Mining Charter, pending an application by the Minerals Council, to set the 2017 Mining Charter aside on the basis that it was unilaterally developed and imposed on the industry and that the process that was followed by the DMRE in developing the 2017 Mining Charter had been seriously flawed. However, the Minister and the Minerals Council reached an agreement on 13 September 2017 under which the Minister undertook to suspend the 2017 Mining Charter pending the outcome of the Chamber Application. The Chamber Application has been postponed indefinitely by agreement between the DMRE and the Minerals Council on the basis that the Minerals Council entered into a new round of discussions with the then newly elected President of South Africa, Cyril Ramaphosa, and the then new Minister, Gwede Mantashe.

The Main Application was heard on 9 and 10 November 2017 and on 4 April 2018, the High Court of South Africa issued a judgment (Judgment) finding, among other things, that once the Minister or his delegate is satisfied, according to MPRDA provisions, that the grant of a mining right applied for in terms of section 22 of the MPRDA will further the objects referred to in sections 2(d) and 2(f) of the MPRDA in accordance with “the Charter referred to in section 100” and has granted the mining right applied for, then the holder of the mining right will not be legally obligated to restore the percentage ownership (irrespective of how it was measured) to the 26% HDSA ownership target referred to in the 2004 Mining Charter

Sibanye-Stillwater Form 20-F 2019	484

ENVIRONMENTAL AND REGULATORY MATTERS continued

and in the 2010 Mining Charter where HDSA shareholding has fallen below the 26% requirement. This Judgment applies to old order rights converted in terms of the MPRDA but does not apply where the terms and conditions of the right itself stipulated that the 26% HDSA ownership had to be retained. The High Court of South Africa was not requested in the Judgment to pronounce on the validity of the 2010 Mining Charter. The High Court of South Africa indicated that the absence of such pronouncement should not be inferred as a confirmation that the 2010 Mining Charter was validly issued in terms of section 100(2) of the MPRDA or that “it is the charter contemplated in section 100” of the MPRDA.

On 19 April 2018, the DMRE filed a notice of intention to appeal the Judgment. On 19 September 2019, the DMRE’s leave to appeal the Judgment was granted, entitling the DMRE to file an appeal at the Supreme Court of Appeal. Such appeal has not yet been progressed.

The Mineral and Petroleum Resources Development Amendment Act, 2008 (the MPRDAA) was assented to by the President on 19 April 2009 and was to come into effect on a date to be proclaimed by the President. From 19 April 2009 to 31 May 2013, the fate of the MPRDAA was unclear and it was thought that the government would not proceed with the MPRDAA. On 31 May 2013, it was published in the government gazette that the MPRDAA would come into effect 7 June 2013. This proclamation was amended by a further proclamation dated 6 June 2013 such that only certain sections of the MPRDAA took effect as of 7 June 2013. Because Sibanye-Stillwater is already the holder of mining rights in respect of its mines, the amendments introduced by the MPRDAA have limited impact on the current regulation of its operations.

In December 2012, the first draft of the Mineral and Petroleum Resources Development Bill, 2012 (MPRDB) was published for comment. While the stated purpose of the MPRDB is, among other things, to remove ambiguities and enhance sanctions, the MPRDB has been criticised by stakeholders in the mining industry. Comments on the MPRDB were submitted and a second draft, known as the Mineral and Petroleum Resources Development Amendment Bill B15-2013 (MPRDB 2013) was published on 31 May 2013. A further revised version of the MPRDB 2013, the Mineral and Petroleum Resources Development Amendment Bill B15B-2013 (the Revised MPRDB 2013) was approved by the National Assembly of Parliament on 12 March 2014 and by the National Council of Provinces on 27 March 2014. In January 2015, the President referred the MPRDB back to Parliament for reconsideration and on 1 November 2016, the Portfolio Committee on Mineral Resources tabled non-substantial revisions to the MPRDB in the National Assembly and a slightly revised version of the MPRDB was passed by the National Assembly and referred to the NCOP. On 3 March 2017, the National Assembly passed certain minor amendments to the MPRDB. The National Assembly has referred the MPRDB to the NCOP, where the Select Committee had received comments on the draft legislation. On 16 February 2018, President Ramaphosa announced that the MPRDB was at an advanced stage in Parliament. Among other things, the MPRDB seeks to require the consent of the Minister for the transfer of any interest in an unlisted company or any controlling interest in a listed company where such companies hold a PR or mining right and to give the Minister broad discretionary powers to prescribe the levels required for beneficiation in promoting the beneficiation of minerals. On 22 August 2018, the Minister announced that the MPRDB will be withdrawn and that the Minister will seek to introduce a new bill that will regulate the upstream petroleum industry under legislation separate to the MPRDA. On 24 December 2019, the Minister published the draft Upstream Petroleum Resources Development Bill for public comment which seeks to make provision for equitable access to, and sustainable development of, the nation’s petroleum resources. It is unclear whether or not the Minister may seek to propose any of the amendments relating to the mining industry proposed in the MPRDB in any subsequent bill.

The 2018 Mining Charter

On 27 September 2018, the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (2018 Mining Charter) was published and came into effect on the same day. The 2018 Mining Charter was further amended by the notice published in the Government Gazette on 29 December 2018 and read with the implementation guidelines for the 2018 Mining Charter published on such same date. The implementation guidelines outline processes, procedures, forms and templates to facilitate compliance with the requirements of the 2018 Mining Charter.

The 2018 Mining Charter provides that the 2004 Mining Charter and the 2010 Mining Charter are repealed.

Some material changes contemplated in the 2018 Mining Charter include:

● existing mining right holders, who had achieved a minimum of 26% HDSA ownership on the date of commencement of the 2018 Mining Charter, shall be recognised as being compliant for the duration of that mining right;

● existing mining right holders who, at any stage during the existence of their mining right, achieved 26% HDSA ownership, but subsequently (prior to the commencement of the 2018 Mining Charter) HDSA shareholders exited, resulting in HDSA ownership falling below 26%, shall be recognised as compliant for the duration of the mining right; and

● the recognition of any mining right holder as being compliant in regards to historical HDSA ownership, lapses upon the transfer of the mining right or a part thereof and such recognition would not be applicable to any new applications for a mining right.

In addition, under the 2018 Mining Charter, the renewal of existing mining rights shall be subject to the mining charter requirements that were applicable at the time a mining right renewal application was lodged with the DMRE (i.e. any application for renewal lodged prior to 27 September 2018 will be processed in accordance with the 2010 Mining Charter and all renewal applications lodged on or after 27 September 2018 in terms of the 2018 Mining Charter). A category for pending applications is provided for all applications that have been both lodged and accepted prior to the commencement of the 2018 Mining Charter and such applications are to be processed in terms of the 2010 Mining Charter with a 26% HDSA ownership requirement. However, once a mining right is granted and executed, the holder of the mining right is required to achieve a minimum of 30% HDSA ownership within a period of five years from the effective date of the mining right.

For all applications for new mining rights, the 2018 Mining Charter requires a minimum of 30% HDSA ownership. At a minimum, the HDSA ownership must be comprised as follows:

● 5% non-transferrable carried interest to qualifying employees;

● 5% non-transferrable carried interest to host communities; and

● 20% effective ownership in the form of shares by a BEE entrepreneur.

Sibanye-Stillwater Form 20-F 2019	485

ENVIRONMENTAL AND REGULATORY MATTERS continued

Some additional amendments included, among other things, the requirement that mining companies within five years of the commencement of 2018 Mining Charter:

● facilitate local beneficiation of mineral commodities;

● procure a minimum of 70% of mining goods (i.e. 21% of the mining goods spend to be spent on South African manufactured goods produced by companies owned and controlled by HDSAs; 5% of the mining goods spend to be spent on South African manufactured goods produced by women and youth and 44% of the mining goods spend to be spent on South African manufactured goods produced by a BEE compliant company); and 80% of services from South African based companies (i.e. suppliers in which a minimum of 50% must be spent on services supplied by companies owned and controlled by HDSAs; a minimum of 15% must be spent on services supplied by companies owned and controlled by women; a minimum of 5% must be spent on services supplied by youth; and a minimum of 10% must be spent on services supplied by BEE compliant companies);

● achieve a minimum of 50% HDSA demographic representation at board level (20% of which must be women), achieve a minimum of 50% HDSA demographic representation at the executive management level (20% of which must be women), achieve a minimum of 60% HDSA demographic representation at the senior management level (25% of which must be women), achieve a minimum of 60% HDSA demographic representation at the middle management level (25% of which must be women), achieve a minimum of 70% HDSA demographic representation at the junior management level (30% of which must be women), achieve a minimum of 60% HDSA demographic representation at the core and critical skills level, a minimum of 1.5% employees with disabilities as a percentage of all employees, reflective of the demographic; and

● implement measures to improve the standards of housing and living conditions for mineworkers. In addition, mining companies are required to monitor and evaluate their compliance with the 2018 Mining Charter and submit annual compliance reports to the DMRE.

On 26 March 2019, the Minerals Council filed an application in the High Court of South Africa for the judicial review and setting aside of certain clauses of the 2018 Mining Charter, namely:

● the introductory wording of clause 2.1 of the 2018 Mining Charter (insofar as it provides that a mining right holder must comply with certain requirements);

● clauses 2.1.1.2, 2.1.1.5, 2.1.1.6 and 2.1.6.2 (in so far as they apply to the renewal of a mining right);

● clause 2.1.1.4 (in so far as it relates to the transfer of a mining right or a part thereof);

● clause 2.1.3.2 (in so far as it relates to the distribution of the BEE shareholding in new mining right holders);

● clause 2.1.4 (relating to the implementation of equity equivalent benefits for host communities);

● clause 2.1.5.2 (in so far as it relates to the vesting of BEE shareholding for a new mining right being prescribed to a minimum 30% target, which applies for the duration of a mining right);

● clause 7.2 (in so far as it relates to the ownership and mine community development elements being ring-fenced and requiring 100% compliance at all times);

● the proviso in clause 2.1.6.1 to clauses 2.1.6.1.1 to 2.1.6.1.4 (in so far as it relates to a BEE shareholding or part thereof being disposed of below the prescribed minimum shareholding, leading to a mining right holder’s empowerment credentials being recognised for the duration of the mining right);

● the heading of clause 2.1.6 (relating to the disposal of BEE shareholding in respect of existing rights);

● the definition of “beneficiation” and clauses 2.1.7.1 (including clauses 2.1.7.1.1 to 2.1.7.1.5) in the following respects:

- setting aside the definition of beneficiation and substituting it with the definition of beneficiation of section 1 of the MPRDA;

- setting aside the words “against a BEE Entrepreneur” where they appear in clause 2.1.7.1;

- setting aside the words “a maximum of 5 percentage points of a BEE Entrepreneur” where they appear in clause 2.1.7.1.1; and

- setting aside clauses 2.1.7.1.2 to 2.1.7.1.5;

● clause 2.2 (in so far as it relates to dealing with inclusive procurement, supplier and enterprise development);

● clauses 4, 6.2, 7.1, 7.3, 8.7, 8.8, 8.9 and 9.2 (in so far as they relate to new or existing licences and permits issued in the terms of the Diamonds Act, 1986 and the Precious Metals Act, 2005); and

● clause 9.2 (which provides that a mining right holder who has not complied with the ownership element and falls between levels 6 and 8 of the 2004 Mining Charter scorecard shall be in breach of the MPRDA and subject to provisions of section 93, read in conjunction with section 47, 98 and 99 of the Act).

In the alternative to the above, the Minerals Council may apply for a declaratory judgment confirming that these clauses are inconsistent with the principle of legality as enshrined in the South African Constitution, 1996 and requested that they be set aside. On 27 March 2019, the DMRE published a media statement indicating that it intended to oppose the Minerals Council’s application and would file its responding documentation in due course. The matter has not been progressed.

The changes in the HDSA ownership requirements as contemplated in the 2018 Mining Charter, may necessitate that Sibanye-Stillwater adjust the ownership structure of the company’s mining assets in order to meet BBBEE requirements. This could have a material adverse effect on the value of Sibanye-Stillwater’s securities. Further, Sibanye-Stillwater may in the future incur significant costs or have to issue additional shares as a result of changes in the interpretation of existing laws and guidelines or the imposition of new laws relating to HDSA ownership requirements, which may have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater Form 20-F 2019	486

ENVIRONMENTAL AND REGULATORY MATTERS continued

Housing and Living Conditions Standard

On 20 March 2019, the Minister published the draft Reviewed Housing and Living Conditions Standard in the Government Gazette (Reviewed Housing Standard). Interested and affected parties were invited to submit written representations on the Reviewed Housing Standard within 30 days of the publication date. The Reviewed Housing Standard proposes amongst others that:

● an existing mining right holder must, within a period of six months from the date of publication of the Reviewed Housing Standard, submit a detailed Housing and Living Conditions Plan;

● a new mining right holder must, within a period of twelve months from the date of publication of the Reviewed Housing Standard, consult with organized labour, the relevant municipality and the Department of Human Settlements and enter into a housing and living conditions agreement with organized labour regarding its mine employee housing and living conditions needs;

● a mining right holder will be required after consultation with other stakeholders to acquire land within close proximity of the mine operations and plan housing needs in support of compact, integrated and mixed land use environment; and

● a mining right holder must offer employees a range of housing options, which includes amongst others rental accommodation, home ownership, government led social housing and living out allowance.

Draft Regulations to Amend Regulations Promulgated pursuant to the MPRDA

On 28 November 2019, the Minister published for public comment draft amendments to the regulations promulgated pursuant to the MPRDA in 2004 (MPRDA Regulations). Interested and affected parties were invited to submit written representations to the draft amendments to the MPRDA Regulations (Draft Amendments) within 30 days of the publication date.

The proposed amendments include, among other things, the following:

● Expansion of the definition of interested and affected parties (currently defined as “a natural or juristic person with a direct interest in the proposed or existing operation or who may be affected by the proposed or existing operation”) to include the following: host communities, landowners (traditional and title deed owners); traditional authority; land claimants; lawful land occupier; holder of informal land rights; the Department of Agriculture, Land Reform and Rural Development; any other person (including on adjacent and non-adjacent properties) whose socio-economic conditions may be directly affected by the proposed prospecting or mining operation; the local municipality and the relevant Government Departments, agencies and institutions responsible for the various aspects of the environment and for infrastructure which may be affected by the proposed project”;

● Insertion of the term “meaningful consultation” which is to mean “the applicant, has in good faith engaged the landowner, lawful occupier or interested and affected party in respect of the land subject to the application about the impact the prospecting or mining activities would have to his right of use of the land by availing all the information pertaining to the proposed activities enabling these parties to make an informed decision regarding the impact of the proposed activities”;

● Introduction of a new requirement that a mining company must provide certified copies of its right or permit in question, environmental authorisation and any relevant authorisations to landowners and lawful occupiers before commencing with operations;

● Introduction of a new requirement that mining companies be obliged to publish SLPs relating to their operations in English and one other dominant official language commonly used in the mine community on the mining company’s website, in local newspapers, as well as in certain offices and libraries within 30 days of approval, and the availability and content of the approved SLP must be announced, where feasible, in local radio stations and relevant news outlets;

● Repeal of regulations 47-55 and 58-60, since they have been incorporated into NEMA and the Environmental Impact Assessment Regulations promulgated pursuant to NEMA;

● Prescription of a process in terms of which the regional manager may resolve land access and “resettlement” disputes in terms of section 54 of the MPRDA, and creation of a procedure for resolving land disputes which give the Minister or the Director-General certain powers to deal with complicated land disputes; and

● Introduction of new procedures for lodging internal appeals in terms of section 96 of the MPRDA.

Draft Mine Community Resettlement Guidelines, 2019

The Minister published the Draft Mine Community Resettlement Guidelines, 2019 (Guidelines) for public comment on 4 December 2019. Some of the key provisions of the Guidelines are as follows:

● The Guidelines will apply to both applicants and existing holders of mining rights, PRs and mining permits (both Applicants and Holders) in terms of the MPRDA where prospecting or mining activities will have the effect of displacement or resettlement of the Affected Parties; and

● The Guidelines require Applicants and Holders to make provision for development of a Resettlement Plan, Resettlement Action Plan and Resettlement Agreement. Further, the Guidelines provide that no mining activity shall commence until a Resettlement Agreement is reached on the appropriate amount of compensation as a result of resettlement of the Affected Parties. An Applicant or Holder, where feasible, must provide financial assistance to Affected Parties. The Guidelines also envisage a “Party to Party dispute resolution process” that must be invoked prior to embarking on the Regional Manager-led process in section 54 of the MPRDA.

Sibanye-Stillwater Form 20-F 2019	487

ENVIRONMENTAL AND REGULATORY MATTERS continued

The Broad-Based Black Empowerment Act, 2003 (BBBEE Act) and the Broad-Based Black Economic Empowerment Amendment Act, 2013 (B-BBEE Amendment Act)

The BBBEE Act established a national policy on broad-based black economic empowerment with the objective of increasing the participation of HDSAs in the economy. The BBBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the BBBEE Codes of Good Practice (BBBEE Codes), with which organs of state and public entities and parties interacting with them or obtaining rights and licences from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder, which apply generally to other industries in South Africa. The BBBEE Act and the BBBEE Codes do not require the DMRE to apply the BBBEE Codes when determining the qualification criteria for the issuing of mining rights, nor do they require that the DMRE apply the BBBEE Codes as a requirement for the retention of existing mining rights. The BBBEE Codes will nevertheless apply to mining companies if they wish to be scored for the purpose of contracting with state institutions.

On 24 October 2014, the BBBEE Amendment Act, No. 46 of 2013 was brought into operation. The BBBEE Amendment Act inserted a new provision in the BBBEE Act, whereby the BBBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the BBBEE Act, provided such conflicting law was in force immediately prior to the effective date of the BBBEE Amendment Act. The BBBEE Amendment Act also stipulates that this provision would only be effective one year after the BBBEE Amendment Act is brought into effect. This provision came into effect on 24 October 2015 and, on 27 October 2015, the Minister for Trade and Industry published a government gazette notice declaring an exemption in favour of the DMRE from applying the requirements contained in section 10(1) of the BBBEE Act for a period of 12 months. The exemption can be read as confirmation that the Department of Trade and Industry sees the BBBEE codes as “applicable” to the Mining Industry after the exemption was lifted on 27 October 2016. In any event, the DMRE is likely to continue implementing the 2004 Mining Charter and it is unlikely that the DMRE will begin applying the BBBEE Act and BBBEE codes in administering the MPRDA.

This raises the question of whether the BBBEE Act and the BBBEE Codes may overrule the 2004 Mining Charter (which for the purposes of comparison with the BBBEE Act, would include later iterations of the 2004 Mining Charter) in the future. There is no clarity on this point at this stage. The revised Broad-Based Black Economic Empowerment Codes of Good Practice (the Revised BEE Codes) became available for voluntary use on 11 October 2013 and became effective on 1 May 2015 but are still under consideration and are not yet in force. Entities may elect to be measured under the Revised BEE Codes immediately. Both the BBBEE Amendment Act and the Revised BEE Codes expressly stipulate that where an economic sector in South Africa has a Sector Code in place for BEE purposes, companies in that sector must comply with the Sector Code. For purposes of the BBBEE Act, the 2004 Mining Charter (as amended) is not a Sector Code. It is not clear at this stage how the 2004 Mining Charter and Revised BEE Codes relate to each other. The government may designate the 2004 Mining Charter as a Sector Code, in which case it will be under the auspices of the BBBEE Act. On the other hand, the 2004 Mining Charter may remain a stand-alone document under the auspices of the MPRDA and may be subject to the trumping provision discussed above. This uncertainty may be resolved through either government clarification or judicial attention. On 17 February 2016, the Minister of Trade and Industry published a gazette notice which repealed and confirmed the validity of a number of Sector Codes. The omission of the 2004 Mining Charter from the notice can be interpreted as confirmation that the 2004 Mining Charter is not contemplated as a Sector Code. This supports the interpretation that the BBBEE Act did not intend to trump the 2004 Mining Charter. While it remains to be seen how this will be interpreted, it appears that the BBBEE Act and the BEE Codes will not overrule the 2004 Mining Charter in the future.

The Royalty Act

The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (the Royalty Act) imposes a royalty on refined and unrefined minerals payable to the South African government.

The royalty in respect of refined minerals (which include gold and PGMs) is calculated by multiplying the gross sales of the refined mineral during the year of assessment by the percentage determined by dividing earnings before interest and taxes (EBIT) by the product of 12.5 times gross sales plus an additional 0.5. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of revenue has been introduced for refined minerals.

The royalty in respect of unrefined minerals (PGMs) is calculated by multiplying the gross sales of the unrefined mineral during the year of assessment by the percentage determined by dividing earnings before interest and taxes (EBIT) by the product of 9 times gross sales plus an additional 0.5. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 7% of revenue has been introduced for unrefined minerals.

Sibanye-Stillwater currently pays a royalty based on the refined and unrefined minerals royalty calculation as applied to its gross sales.

The South African President has appointed the Davis Tax Committee to look into and review the current mining tax regime. The committee’s first interim report on mining, which was released for public comment on 13 August 2015, proposed no changes to the royalty regime but recommended the discontinuation of the upfront capital expenditure write-off regime in favour of an accelerated capital expenditure depreciation regime. In addition, the report recommended retaining the so called “gold formula” for existing gold mines only, as new gold mines would be unlikely to be established in circumstances where profits are marginal or where gold mines would conduct mining of the type intended to be encouraged by the formula. The committee also recommended the phasing out of additional capital allowances available to gold mines in order to bring the gold mining corporate income tax regime in line with the tax system applicable to all taxpayers. On 13 November 2017, following a period of public comment, the Davis Tax Committee issued its final report which largely reaffirmed its initial recommendations. The South African National Treasury will continue to consider the Davis Tax Committee’s final recommendations. It is not clear at this stage which, if any, of the recommendations will be adopted as legislation.

Sibanye-Stillwater Form 20-F 2019	488

ENVIRONMENTAL AND REGULATORY MATTERS continued

EXCHANGE CONTROLS

South African law provides for Exchange Control Regulations which, among other things, restrict the outward flow of capital from South Africa. The Exchange Control Regulations, which are administered by the Financial Surveillance Department of the SARB, regulate international transactions involving South African residents, including companies.

SARB approval is required for Sibanye-Stillwater and its subsidiaries to receive and/or repay loans to non-South African residents. Sibanye-Stillwater and its South African subsidiaries would require SARB approval in order to provide guarantees for the obligations of any of Sibanye-Stillwater’s subsidiaries with regard to funds obtained from non-residents of the CMA. Absent SARB approval, income earned in South Africa by Sibanye-Stillwater and its South African subsidiaries cannot be used to repay or service foreign debts.

Transfers of funds from South Africa for the purchase of shares in offshore entities or for the creation or expansion of business ventures offshore require exchange control approval. However, if the investment is a new outward foreign direct investment where the total cost does not exceed R1 billion per company per calendar year, the investment application may be processed by an authorised dealer, subject to all existing criteria and reporting obligations.

Sibanye-Stillwater must obtain approval from the SARB regarding any capital-raising involving a currency other than the Rand. In connection with its approval, it is possible that the SARB may impose conditions on Sibanye-Stillwater’s use of the proceeds of any such capital-raising, such as limits on Sibanye-Stillwater’s ability to retain the proceeds of the capital-raising outside South Africa or requirements that Sibanye-Stillwater seeks further SARB approval prior to applying any such funds to a specific use.

Sibanye-Stillwater Form 20-F 2019	489

FINANCIAL INFORMATION

DIVIDEND POLICY AND DIVIDEND DISTRIBUTION

Sibanye-Stillwater may make distributions from time to time, provided that any such distribution is pursuant to an existing legal obligation of Sibanye-Stillwater or a court order or has been authorised by resolution of the Board (save in the case of a pro rata distribution to all shareholders (except one which results in shareholders holding shares in an unlisted entity which requires the sanction of an ordinary resolution), cash dividends paid out of retained income, capitalisation issues or scrip dividends incorporating an election to receive either capitalisation shares or cash), and provided further that:

● dividends be paid to shareholders registered as at a date subsequent to the date of declaration or date of confirmation of the dividend, whichever is the later;

● it reasonably appears that Sibanye-Stillwater will satisfy the ‘solvency and liquidity’ test as set out in the Companies Act immediately after completing the proposed distribution; and

● no obligation is imposed by Sibanye-Stillwater, if it is a distribution of capital, that such capital be used to subscribe for shares in Sibanye-Stillwater.

Sibanye-Stillwater must complete any such distribution fully within 120 business days after the Board acknowledges that the ‘solvency and liquidity’ test has been applied as aforesaid, failing which it must again comply with the above.

Sibanye-Stillwater must hold all unclaimed distributions due to the shareholders of Sibanye-Stillwater in trust subject to the laws of prescription, and accordingly may release any distributions once the prescriptive period in relation to those dividends has expired.

All dividends paid by Sibanye-Stillwater prior to the Spin-off were historically paid to Gold Fields. After the Spin-off, the Board adopted a new dividend policy to return at least 25% to 35% of normalised earnings. Sibanye-Stillwater defines normalised earnings as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transaction costs, share-based payment on BEE transaction, gain on acquisition, other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate. For a reconciliation of loss attributable to the owners of Sibanye-Stillwater to normalised earnings, see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 11: Dividends.

Sibanye-Stillwater has not declared a dividend for the year ended 31 December 2019.

Under South African law, Sibanye-Stillwater will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act, and we are permitted to do so in terms of the Memorandum of Incorporation.

There is no arrangement under which future dividends are waived or agreed to be waived.

Sibanye-Stillwater Form 20-F 2019	490

THE LISTING

Sibanye-Stillwater’s ordinary shares trade on the JSE under the trading symbol “SSW”. Sibanye-Stillwater’s ADSs trade on the NYSE under the trading symbol “SBSW”.

Sibanye-Stillwater Form 20-F 2019	491

ADDITIONAL INFORMATION

MEMORANDUM OF INCORPORATION

General

Sibanye-Stillwater is a public company registered in South Africa under the Companies Act, which limits the liability of Sibanye-Stillwater shareholders, and is governed by the Sibanye-Stillwater Memorandum of Incorporation. Sibanye-Stillwater was registered as a public company in South Africa on 6 July 2018. Sibanye-Stillwater’s registration number is 2014/243852/06.

The Sibanye-Stillwater Memorandum of Incorporation is not required to include and does not include, the details of the objects and purposes of Sibanye-Stillwater.

Dividends and payments to Sibanye-Stillwater Shareholders

Sibanye-Stillwater may make payments (including the payment of dividends) to the Sibanye-Stillwater Shareholders from time to time in accordance with provisions of the Companies Act, the JSE Listing Requirements and the Sibanye-Stillwater Memorandum of Incorporation. The Companies Act prohibits any payment (including the payment of any dividend) to a company’s shareholders if there are reasonable grounds for believing that:

● the company is, or would be, after the payment, unable to pay its debts as they become due in the ordinary course of business for a period of 12 months after the date of making such payment; or

● the consolidated assets of the company fairly valued would, after the payment, be less than the consolidated liabilities of the company, fairly valued.

Subject to the above requirements, and, in certain circumstances, approval of Sibanye-Stillwater Shareholders by way of an ordinary resolution, the Sibanye-Stillwater Board may from time to time declare a dividend or any other payment to be paid to Sibanye-Stillwater Shareholders and to the holders of share warrants (if any) in proportion to the number of the Sibanye-Stillwater Shares held by them.

All unclaimed dividends or other payments to Sibanye-Stillwater Shareholders must be held in trust by the Sibanye-Stillwater Directors for the benefit of Sibanye-Stillwater indefinitely, provided that any dividend or bonus or other payment to Sibanye-Stillwater Shareholders remaining unclaimed for a period of not less than three years from the date on which it became payable may be released by the Sibanye-Stillwater Directors. Sibanye-Stillwater shall be entitled at any time to delegate its obligations in respect of unclaimed dividends or other unclaimed distributions, to any of its bankers from time to time.

Sibanye-Stillwater Directors may resolve that any return of capital made to all or any shareholders whose registered addresses are outside South Africa will, subject to any exchange control regulations then in force, be paid in such other currencies as may be stipulated by the Sibanye-Stillwater Directors. The Sibanye-Stillwater Directors may also stipulate the date for converting Rand to those currencies and the provisional rate of exchange, provided that the date for conversion must be within a period of thirty days prior to the date of payment.

Voting rights

Every Sibanye-Stillwater Shareholder, or representative of a Sibanye-Stillwater Shareholder, who is present at a Sibanye-Stillwater Shareholders’ meeting has one vote on a show of hands, regardless of the number of Sibanye-Stillwater Shares he or she holds or represents or, in the case of a proxy, the number of Sibanye-Stillwater Shareholders he or she represents, unless a poll is demanded. Every Sibanye-Stillwater Shareholder is, on a poll, entitled to one vote per Sibanye-Stillwater Share held. A poll may be demanded by: (i) not less than five persons having the right to vote on that matter; or (ii) a person or persons entitled to exercise not less than one-tenth of the total voting rights entitled to vote on that matter; or (iii) the chairperson of the meeting. Neither the Companies Act nor the Sibanye-Stillwater Memorandum of Incorporation provide for cumulative voting.

A Sibanye-Stillwater Shareholder is entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf. The proxy need not be a Sibanye-Stillwater Shareholder.

To the knowledge of management, none of the beneficial shareholders listed in the Shareholder Information section hold voting rights which are different from those held by other Sibanye-Stillwater shareholders. See Annual Financial Report—Ancillary Information—Shareholder Information for more information.

Issue of additional shares and pre-emptive rights

Sibanye-Stillwater Shareholder approval is required for any issuance of additional Sibanye-Stillwater Shares, other than if Sibanye-Stillwater Shares are issued pursuant to a pro rata rights offer to all Sibanye-Stillwater Shareholders, provided that the Sibanye-Stillwater Shares subject to the offer are less than 30% of Sibanye-Stillwater’s issued share capital.

Sibanye-Stillwater Shareholders, by ordinary or special resolution passed by a 75% majority, may either convey a general or specific authority to the Sibanye-Stillwater Board to issue Sibanye-Stillwater Shares for cash. Such authority is valid for the period provided in the applicable resolution, but may be revoked by ordinary or special resolution, as the case may be, at any time. General authority may only be valid until the earlier of the next annual general meeting and 15 months after the authority was granted.

The JSE Listings Requirements as read with the Sibanye-Stillwater Memorandum of Incorporation require that any new issue of equity shares by Sibanye-Stillwater must first be offered to existing Sibanye-Stillwater Shareholders in proportion to their shareholding in Sibanye-Stillwater unless, among other things, the issuance to new Sibanye-Stillwater Shareholders is:

● pursuant to a Sibanye-Stillwater Shareholder approved employee share incentive scheme;

Sibanye-Stillwater Form 20-F 2019	492

ADDITIONAL INFORMATION continued

● to raise cash through a general issuance at the discretion of the Sibanye-Stillwater Board to the general public (but not to related parties) of up to 30% of the issued share capital in any one fiscal year at an issue price with a discount not exceeding 10% of the 30 business day weighted average trading price prior to the date that the application is made to the JSE to list the shares, provided that a 75% majority of the votes cast by Sibanye-Stillwater Shareholders at a general meeting must approve the granting of such authority to the Sibanye-Stillwater Board;

● to raise cash through a specific issuance of Sibanye-Stillwater Shares for cash, provided that 75% of majority of votes cast by Sibanye-Stillwater Shareholder, other than parties and their associates participating in the specific issue for cash, vote in favour of the resolution to issue the shares;

● a capitalisation issue, an issue for an acquisition of assets (including another company) or an amalgamation or merger in terms of the Companies Act; or

● in terms of option or conversion rights.

In terms of the Companies Act, an issue of equity shares by Sibanye-Stillwater must be approved by a special resolution of Sibanye-Stillwater Shareholders if the Sibanye-Stillwater Shares are issued, among other things, to approve:

● a Sibanye-Stillwater Director, future director, prescribed officer or future prescribed officer of Sibanye-Stillwater;

● a person related or inter-related to Sibanye-Stillwater, or to a Sibanye-Stillwater Director or prescribed officer of Sibanye-Stillwater:

Unless the issue of Sibanye-Stillwater Shares is, among other things:

● under an agreement underwriting the Sibanye-Stillwater Shares;

● in proportion to existing holdings, and on the same terms and conditions that have been offered to all the Sibanye-Stillwater Shareholders;

● pursuant to an employee share scheme that satisfies the requirements of section 97 of the Companies Act; or

● pursuant to an offer to the public as defined in section 95(1)(h), read with section 96 of the Companies Act.

Furthermore, in terms of the Companies Act, an issue of shares requires approval of the shareholders by special resolution if the voting power of the class of shares that are issued or issuable as a result of the transaction will be equal to or exceed 30% of the voting power of all the shares of that class held by shareholders immediately before the transaction.

Transfer of Sibanye-Stillwater Shares

The transfer of any Sibanye-Stillwater certificated share will be implemented in accordance with the provisions of the Companies Act using the then common form of transfer. Dematerialised Sibanye-Stillwater Shares which have been traded on the JSE are transferred on the STRATE system and delivered five business days after each trade. The transferor of any Sibanye-Stillwater Share is deemed to remain the holder of that share until the name of the transferee is entered in Sibanye-Stillwater’s Register for that Sibanye-Stillwater Share. Since Sibanye-Stillwater Shares are traded through STRATE, only shares which have been Dematerialised may be traded on the JSE. Accordingly, Sibanye-Stillwater Shareholders who hold shares in certificated form will need to Dematerialise their Sibanye-Stillwater Shares in order to trade on the JSE.

General meetings of Sibanye-Stillwater Shareholders

The Sibanye-Stillwater Board may convene general meetings of Sibanye-Stillwater Shareholders and a general meeting may also be convened on a requisition by Sibanye-Stillwater Shareholders made pursuant to the Companies Act. Sibanye-Stillwater is obligated to hold an annual general meeting once in every calendar year, but no more than 15 months after the date of the previous annual general meeting.

All general meetings require 15 business days’ notice in writing of, among other things, the place, day and time of the meeting to Sibanye-Stillwater Shareholders.

Business may be transacted at any meeting of Sibanye-Stillwater Shareholders only while a quorum of Sibanye-Stillwater Shareholders is present. Sibanye-Stillwater Shareholders representing at least 25% of the voting rights which are entitled to be exercised in respect of at least one matter to be decided at that Sibanye-Stillwater Shareholder’s meeting present personally or by representative and entitled to vote constitute a quorum for a general meeting and an annual general meeting. However, a shareholder’s meeting may not begin unless there are three Sibanye-Stillwater Shareholders present at a meeting.

The annual general meeting deals with and disposes of all matters prescribed by the Memorandum of Incorporation and the Companies Act, including:

● the consideration of the audited financial statements and report of the independent accountants; and

● the election of Sibanye-Stillwater Directors.

Annual report and accounts

Sibanye-Stillwater is required to keep the accounting records and books of accounts as are necessary to present the state of affairs of Sibanye-Stillwater and to explain the financial position of Sibanye-Stillwater as prescribed by the Companies Act. Apart from the Sibanye-Stillwater Shareholders and holders of a beneficial interest in Sibanye-Stillwater, no person has the right to inspect any account or book or document of Sibanye-Stillwater (other than the share register), except as conferred by the Companies Act or authorised by Sibanye-Stillwater Directors.

The Sibanye-Stillwater Directors will cause to be prepared annual financial statements and an annual report as required by the Companies Act and the JSE Listings Requirements. Sibanye-Stillwater make the same available to every shareholder who so requests a copy of the annual report and annual financial statements. Not later than three months after the first six months of its fiscal year, Sibanye-Stillwater will make

Sibanye-Stillwater Form 20-F 2019	493

ADDITIONAL INFORMATION continued

available to every Sibanye-Stillwater Shareholder an interim report for the previous six-month period.

Changes in capital or objects and powers of Sibanye-Stillwater

The Sibanye-Stillwater Shareholders may, by the passing of a special resolution:

● increase Sibanye-Stillwater’s authorised share capital;

● divide all or any part of Sibanye-Stillwater’s share capital into Sibanye-Stillwater Shares of larger amounts than Sibanye-Stillwater’s existing shares or consolidate and reduce the number of the issued no par value Sibanye-Stillwater Shares, if any;

● subdivide all or any portion of Sibanye-Stillwater Shares into shares of a smaller amount than is fixed by the Sibanye-Stillwater Memorandum of Incorporation;

● reduce Sibanye-Stillwater’s authorised share capital and, if required by law, its issued share capital, stated capital and any capital redemption reserve fund or any share premium account;

● alter the provisions of the Sibanye-Stillwater Memorandum of Incorporation with respect to the objects and powers of Sibanye-Stillwater; and

● subject to the provisions of the Companies Act or any other South African law governing companies and the JSE Listings Requirements and any other stock exchange upon which the shares of Sibanye-Stillwater may be quoted or listed from time to time, allow Sibanye-Stillwater to acquire shares issued by itself or in any subsidiary of Sibanye-Stillwater from time to time.

Variation of rights

All or any of the rights, privileges or conditions attached to Sibanye-Stillwater Shares may be varied by a special resolution of Sibanye-Stillwater Shareholders passed in accordance with the provisions of the Companies Act; provided that, in circumstances where a Sibanye-Stillwater Shareholder dissents to such variation which materially and adversely affects his rights, that Sibanye-Stillwater Shareholder shall be entitled to be paid the fair value for his or her shares in accordance with the provisions of section 37(8) of the Companies Act as read with the appraisal remedies provided for in section 164 of the Companies Act.

Distribution of assets on liquidation

In the event of a voluntary or compulsory liquidation, dissolution or winding-up, the assets remaining after payment of all the debts and liabilities of Sibanye-Stillwater, including the costs of liquidation, shall be dealt with by a liquidator who may, among other things, divide among the Sibanye-Stillwater Shareholders any part of the assets of Sibanye-Stillwater, and may vest any part of the assets of Sibanye-Stillwater as instructed at a meeting of Sibanye-Stillwater Shareholders in an inter vivos trust for the benefit of Sibanye-Stillwater Shareholders. If so resolved at a meeting of Sibanye-Stillwater Shareholders, the division of assets is not required to be done in accordance with the legal rights of Sibanye-Stillwater Shareholders in their capacities as shareholders of Sibanye-Stillwater.

Corporate objects and interests

The Memorandum of Incorporation of Sibanye-Stillwater is not required to, and does not, include the details of the object and purposes of Sibanye-Stillwater.

Purchase of shares

The Companies Act and the JSE Listings Requirements permit the establishment of share incentive schemes for the purpose of purchasing shares of a company for the benefit of its employees, including salaried directors. These share incentive schemes are permitted to extend loans to company employees, other than non-salaried Sibanye-Stillwater Directors, for the purpose of purchasing or subscribing for Sibanye-Stillwater Shares.

Sibanye-Stillwater may, if authorised by special resolution, acquire its own shares; provided that there are no reasonable grounds for believing that Sibanye-Stillwater is or would be, after the payment, unable to pay its debts or that Sibanye-Stillwater’s consolidated assets would, after the payment, be less than its consolidated liabilities. The procedure for acquisition of shares by Sibanye-Stillwater is regulated by the Sibanye-Stillwater Memorandum of Incorporation, the Companies Act and the JSE Listings Requirements.

Directors

The minimum number of Sibanye-Stillwater Directors shall be four and the maximum shall be 15. However, the failure by Sibanye-Stillwater to have the prescribed number of Sibanye-Stillwater Directors shall not invalidate anything done by the Sibanye-Stillwater Board. If the number of Sibanye-Stillwater Directors falls below the minimum in the MOI, the remaining Sibanye-Stillwater Directors shall not act after a period of three months from the date the deficiency in the minimum number of Sibanye-Stillwater Directors arose, except for the purpose of filling such vacancy or for the purpose of calling a meeting of Sibanye-Stillwater Shareholders in order to fill such vacancy. One-third of the Sibanye-Stillwater Board shall be required to retire from office at the annual general meeting held each year. The retiring Sibanye-Stillwater Director shall be eligible for re-election.

There are no qualifications prescribed by Sibanye-Stillwater for a person to serve as a Sibanye-Stillwater Director or alternate director, other than the requirements stipulated in the Companies Act.

Sibanye-Stillwater Directors may be paid their travelling and other expenses which are necessarily incurred by them in connection with the business of Sibanye-Stillwater. In addition, Sibanye-Stillwater Directors shall be entitled to receive a fixed remuneration, which amount is to be

Sibanye-Stillwater Form 20-F 2019	494

ADDITIONAL INFORMATION continued

determined by a quorum of disinterested Sibanye-Stillwater Directors. The relevant quorum of disinterested directors shall comprise a quorum of Sibanye-Stillwater Directors, excluding any Sibanye-Stillwater Director whose remuneration would, or may, be affected by the relevant resolution.

If a Sibanye-Stillwater Director has a personal financial interest in a matter to be considered by the Sibanye-Stillwater Board, the Sibanye-Stillwater Director must disclose such personal financial interest before the matter is considered at the meeting and must, inter alia, disclose any information relating to the matter, and known to the Sibanye-Stillwater Director, disclose any insights and not take part in the decision to execute any documents on behalf of Sibanye-Stillwater in relation to the matter. However, a decision by the Sibanye-Stillwater Board or a transaction/agreement approved by the Sibanye-Stillwater Board will be valid despite any personal financial interest of a Sibanye-Stillwater Director or a person related to a director if it was ratified or approved by ordinary resolution of the Sibanye-Stillwater Shareholders or declared valid by a court of law.

Borrowing powers

The Sibanye-Stillwater Board may exercise all the powers of Sibanye-Stillwater to borrow money and to give all or any part of its property as security whether outright or as security for any debt, liability or obligation of Sibanye-Stillwater or of any third party. Sibanye-Stillwater has unlimited borrowing powers. Furthermore, the Sibanye-Stillwater Board may create and issue debt instruments, as contemplated in section 43(1)(a) of the Companies Act, on such terms and conditions and in such manner as the Sibanye-Stillwater Board may from time to time determine, in accordance with the requirements of section 43 of the Companies Act, provided that, for so long as Sibanye-Stillwater is listed on the JSE, a debt instrument issued by Sibanye-Stillwater may not grant special privileges regarding attending and voting at general meetings and the appointment of Sibanye-Stillwater Directors, as contemplated in the JSE Listings Requirements.

The Sibanye-Stillwater Board’s borrowing powers may only be changed by special resolution of the Sibanye-Stillwater Shareholders amending the Sibanye-Stillwater Memorandum of Incorporation.

Non-South African shareholders

There are no limitations imposed by South African law or by the Sibanye-Stillwater Memorandum of Incorporation on the rights of non-South African shareholders to hold or vote Sibanye-Stillwater Shares.

Rights of minority shareholders and directors’ duties

Majority shareholders of South African companies have no fiduciary obligations under South African common law to non-controlling shareholders. However, under the Companies Act, a shareholder may, under certain circumstances, seek relief from the court if he or she has been unfairly prejudiced by the company. There may also be common law personal actions available to a shareholder of a company.

In South Africa, the common law and the Companies Act impose on directors duties to, among other things, act with care, skill and diligence and to conduct the company’s affairs honestly and in the best interests of the company.

Disclosure requirements under the JSE Listings Requirements

Under the JSE Listings Requirements and the Companies Act, as the case may be, as a public company listed on the JSE, Sibanye-Stillwater is required to disclose, among other things, beneficial interests in Sibanye-Stillwater Shares that amount to 5% or more, as described in the section entitled —Disclosure of Interest in Sibanye-Stillwater Shares, and is required to publish accounting records as part of its annual reporting obligations, as described in the section entitled —Memorandum of Incorporation and Related Regulations—Annual Report and Accounts.

Disclosure of interest in Sibanye-Stillwater Shares

Under South African law, a registered holder of Sibanye-Stillwater Shares who is not the beneficial owner of such shares is required to disclose the identity of the person on whose behalf that security is held and the identity of each person with a beneficial interest in the securities so held, the number and class of securities held for each such person with a beneficial interest, and the extent of each such person with a beneficial interest, and the extent of each such beneficial interest. This information must be disclosed in writing to Sibanye-Stillwater within five business days after the end of every month during which a change has occurred in the information or more promptly or frequently to the extent so provided by the requirements of a central securities depository or otherwise be provided on payment of a prescribed fee charged by the registered holder of securities. Moreover, Sibanye-Stillwater may, by notice in writing, require a person who is a registered Sibanye-Stillwater Shareholder, or whom Sibanye-Stillwater knows or has reasonable cause to believe has a beneficial interest in Sibanye-Stillwater Shares, to confirm or deny whether or not such person holds the Sibanye-Stillwater Shares or beneficial interest and, if the Sibanye-Stillwater Shares are held for another person, to disclose to Sibanye-Stillwater the identity of the person on whose behalf the Sibanye-Stillwater Shares are held. Sibanye-Stillwater may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. Sibanye-Stillwater is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold a beneficial interest equal to or in excess of 5% of the total number of ordinary shares issued by Sibanye-Stillwater, together with the extent of those beneficial interests. Further, in terms of section 122 of the Companies Act, a shareholder is required to notify Sibanye-Stillwater within three business days if its shareholding crosses a 5% multiple measured against the issued shares at that time. Sibanye-Stillwater is then required to disclose this notification to the South African Takeover Regulation Panel and deliver to the Sibanye-Stillwater Shareholders such notification by means of a SENS announcement, unless it relates to the disposal of any beneficial interest of less than 1% of the issued Sibanye-Stillwater Shares at that time.

Sibanye-Stillwater Form 20-F 2019	495

ADDITIONAL INFORMATION continued

Periodic and beneficial ownership reporting under US securities laws

Under the Exchange Act, for so long as Sibanye-Stillwater continues to qualify as a “foreign private issuer”, Sibanye-Stillwater is required to publicly file with the SEC annual reports on Form 20-F within four months of the end of the financial year covered by the report. As a foreign private issuer, Sibanye-Stillwater is also required to publicly file with the SEC on Form 6-K material information that it makes or is required to make public pursuant to South African law, files or is required to file with any stock exchange on which the Sibanye-Stillwater Shares trade and which was made public by that exchange, or is otherwise distributed or required to be distributed to Sibanye-Stillwater Shareholders.

Any person who acquires more than 5% of Sibanye-Stillwater Shares (whether in the form of Sibanye-Stillwater Shares or Sibanye-Stillwater ADSs) is subject to an obligation to file reports of beneficial ownership with the SEC, the NYSE and Sibanye-Stillwater. Generally, these reports are filed on a Schedule 13D. However, a short form, Schedule 13G, may be filed in lieu of Schedule 13D in certain circumstances. A Schedule 13D must be filed within ten days after an acquisition of securities that brings the acquirer above the 5% level, and must be amended promptly after any material change in the facts disclosed in the filing. As a general rule, a Schedule 13G must be filed (by the shareholder, as it is the individual responsibility of each beneficial owner of more than 5% of company shares to make the filing and not Sibanye-Stillwater’s responsibility) within 45 calendar days of the end of each calendar year, although shareholders who are the beneficial owner of 20% or less of a relevant class of equity securities, and who did not acquire the securities with the purpose or effect of changing or influencing control of the issuer must file within ten days of the acquisition of securities that triggers the obligation. “Beneficial owner”, a technical term defined in Rule 13d-3 under the Exchange Act, generally encompasses not only the record owner of securities, but also any person who has the power to either direct the investment of, or exercise the power to vote, such securities. In addition, a person is deemed to be a beneficial owner of a security if he or she has the right to acquire beneficial ownership of the security, including through the exercise of an option, within 60 days.

RECENT DEVELOPMENTS

Reorganisation

On 24 February 2020, Sibanye-Stillwater and Sibanye Gold Limited implemented a scheme of arrangement in terms of section 114 of the South African Companies Act, 2008, which resulted in, among other things, Sibanye Gold Limited’s operations being reorganised under Sibanye-Stillwater, which became the parent company of the group. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 38.1 Sibanye Gold Limited scheme of arrangement.

DRDGOLD option

In July 2018, Sibanye-Stillwater acquired a 38.05% equity interest in DRDGOLD, with a 24-month option to acquire an additional 12.05% in DRDGOLD, in exchange for selected gold surface processing assets and tailing storage facilities. On 22 January 2020, Sibanye-Stillwater exercised its option to increase its shareholding in DRDGOLD to 50.1% in exchange for cash consideration. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 38.2: DRDGOLD increase in shareholding.

Operational impact due to COVID-19

In February 2020, due to the continuous global spread of COVID-19, Sibanye-Stillwater commenced the adoption of proactive measures across its operations. These measures included stakeholder communication and engagement, implementation of workplace hygiene programmes, such as pre-shift screening of employees and contractors and regular cleaning and sterilisation of high-risk areas, restrictions on non-essential travel, promotion and facilitation of remote working where possible, and screening of employees who have recently travelled.

In March 2020, Sibanye-Stillwater adopted more stringent measures. At its US operations, Sibanye-Stillwater decided to significantly reduce non-essential contractors, while maintaining production from current operations. This included demobilising some contractors involved in growth capital activities, which will likely impact growth from its Blitz project in fiscal 2020 and delay the Blitz project’s development schedule. Since Sibanye-Stillwater’s US PGM operations were defined by the United States Cybersecurity and Infrastructure Agency as a “critical infrastructure industry”, given the use of PGMs in energy production and various medical drugs, the US operations, and ancillary downstream processes (such as third party refining of PGM filter cake) have remained largely unaffected by the ongoing COVID-19 pandemic. Approximately 35% of the US operations’ workforce is currently working remotely. In South Africa, Sibanye-Stillwater placed its South African gold and PGM operations under temporary care and maintenance, in response to the President of South Africa imposing a nation-wide lockdown for 21 days effective from 26 March 2020 (which was later extended until the end of April 2020). In response to the outbreak, Sibanye-Stillwater has taken steps aimed at protecting employees and contractors, including implementing certain travel restrictions. In line with the directive by the South African government on 23 March 2020, Sibanye-Stillwater implemented measures to place its SA gold and PGM operations under temporary care and maintenance during the resultant 21-day lockdown in South Africa (which has been extended beyond its original end date). On 16 April 2020, the South African government published a notice amending certain regulations previously issued in terms of Section 27(2) of the Disaster Management Act, 2002. The amendments allowed South African mining operations to be conducted at a reduced capacity of not more than 50% during the lockdown and at increasing capacity as determined by directives to be issued by the Minister of Mineral Resources and Energy thereafter. Subsequently, Sibanye-Stillwater announced a set of risk-based safety measures designed to resume operations to the prescribed 50% production capacity. Such measures included arranging transport for South African-based employees from their homes in remote areas to their respective areas of work, the implementation of rigorous screening and testing programs as employees return to work, the provision of quarantine facilities for employees who may test positive for COVID-19 and the submission of data collected during screening and testing to the relevant authority. In Zimbabwe, Sibanye-Stillwater resumed operations under precautionary measures agreed with the Government of Zimbabwe from 20 April 2020.

Sibanye-Stillwater Form 20-F 2019	496

ADDITIONAL INFORMATION continued

The future impact of COVID-19 remains uncertain and forecasting Sibanye-Stillwater’s operating outlook has been complicated by the uncertainty relating to the extent of the COVID-19-related restrictions and the rates at which production may resume at Sibanye-Stillwater’s SA operations beyond the current lockdown period. As such, Sibanye-Stillwater has suspended previous operating guidance for 2020. Updated guidance will be provided when there is greater certainty as to the impact of COVID-19. For more information on the potential impact of COVID-19 on Sibanye-Stillwater’s operations, see Risk Factors—Risks related to Sibanye-Stillwater’s business—HIV/AIDS, tuberculosis and the spread of other contagious diseases, such as coronavirus disease (COVID-19), pose risks to Sibanye-Stillwater in terms of lost productivity and increased costs.

MATERIAL CONTRACTS

The following are material contracts not entered into in the ordinary course of business that were entered into, novated or amended by Sibanye-Stillwater in the period under review.

2022 and 2025 Notes

On 27 June 2017 Stillwater, as a subsidiary of Sibanye-Stillwater, issued at face value US$1.05 billion of senior notes (the 2017 Senior Notes) to an indenture dated 16 March 2017 among Sibanye, The Bank of New York Mellon and certain guarantors. The 2017 Senior Notes offering comprises of two tranches, US$500 million 6.125% Senior Notes due 2022, which bear interest at a rate of 8.125% per annum (the 2022 Notes) and US$550 million 7.125% Senior Notes due 2025, which bear interest at a rate of 7.125% per annum (the 2025 Notes) (together the 2022 and 2025 Notes). The 2022 and 2025 Notes are denominated in US Dollars, mature and become due and payable in arrears in equal semi-annual instalments on 27 June and 27 December of each year. The 2022 and 2025 Notes are fully and unconditionally guaranteed, jointly and severally by Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited and Sibanye Gold Limited. The guarantees rank equally in right of payment to all existing and future senior debt of the guarantors.

Prior to 27 June 2019, in the case of the 2022 Notes, or 27 June 2021, in the case of the 2025 Notes, Stillwater may redeem all or a portion of the 2022 Notes or 2025 Notes by paying the relevant price (expressed as a percentage of the principal amount of the 2022 Notes or 2025 Notes plus an applicable premium) plus accrued and unpaid interest on the 2022 Notes or 2025 Notes. At any time on or after 27 June 2019, in the case of the 2022 Notes, or 27 June 2021, in the case of the 2025 Notes, Stillwater may redeem all or part of the 2022 Notes or 2025 Notes by paying the relevant price (expressed as a percentage of the principal amount of the 2022 Notes or 2025 Notes plus an applicable premium) plus accrued and unpaid interest on the 2022 Notes or 2025 Notes. In addition, prior to 27 June 2019, Stillwater may redeem up to 35% of the original aggregate principal amount of the 2022 Notes or 2025 Notes with the net proceeds from certain equity offerings. If Sibanye-Stillwater undergoes a change of control, Sibanye-Stillwater or Stillwater will be required to make an offer to purchase each of the 2022 Notes and 2025 Notes at a purchase price equal to 101% of the principal amount of each of the Notes, plus accrued and unpaid interest to the date of purchase. In the event of certain developments affecting taxation, Stillwater may redeem all, but not less than all, of the 2022 Notes and 2025 Notes.

Sibanye-Stillwater used the proceeds of the 2022 and 2025 Notes for the partial repayment of the US$350 million Bridge Facility Agreement between Sibanye Gold Limited and HSBC Bank plc, dated 5 October 2015, raised for the acquisition of Stillwater.

On 19 September 2018, Sibanye-Stillwater completed its offer to purchase the 2022 Notes and 2025 Notes, in which it repurchased a principal amount of US$146.3 million of the 2022 Notes and US$231.1 million of the 2025 Notes.

Following the completion of the Lonmin Acquisition, on 8 January 2020, Western Platinum Proprietary Limited acceded to the 2017 Senior Notes as an additional guarantor. Following completion of the Scheme, on 24 February 2020 Sibanye-Stillwater acceded to the 2017 Senior Notes as an additional guarantor.

2023 Convertible Bond

On 28 March 2018, Sibanye-Stillwater entered into a supplemental trust deed relating to its issuance, on 26 September 2017, of a US$450 million senior unsecured guaranteed convertible bond due 2023 (the 2023 Convertible Bond), pursuant to a trust deed dated 26 September 2017, among Sibanye Gold Limited, Stillwater Mining Company and Kroondal Operations Proprietary Limited as guarantors and BNY Mellon Corporate Trustee Services Limited as Trustee. The 2023 Convertible Bond bears a coupon of 1.875% per annum, payable semi-annually in arrears in equal instalments on 26 March and 26 September of each year. The 2023 Convertible Bonds are guaranteed by Stillwater Mining Company and Kroondal Operations Proprietary Limited.

The conversion price is subject to customary adjustments pursuant to the terms and conditions of the 2023 Convertible Bond and will be adjusted for any dividends paid. The 2023 Convertible Bond, subject to the receipt of the requisite approval by a general meeting of the shareholders of Sibanye-Stillwater on or before 31 May 2018, will be convertible into new and/or existing shares of Sibanye-Stillwater, cash or a combination thereof pursuant to the terms and conditions of the 2023 Convertible Bond. Absent such approval, holders of the Convertible Bonds will on conversion receive a cash amount equal to the value of the underlying new and/or existing shares.

For so long as the conversion of the 2023 Convertible Bond has not been approved by a general meeting of the shareholders, Sibanye-Stillwater reserves the right to redeem all but not some of the 2023 Convertible Bonds at the greater of: (i) 102% of their principal value, or (ii) 102% of their fair market value, in each case plus accrued interest.

The Convertible Bonds were issued at 100% of their principal amount (i.e. US$200,000 per 2023 Convertible Bond). Unless previously redeemed, converted or purchased and cancelled, the 2023 Convertible Bonds will be redeemed at their principal amount on 26 September 2023. Sibanye-Stillwater will has the option to redeem all but not some of the 2023 Convertible Bonds at their principal amount (plus accrued but unpaid interest) in accordance with the terms and conditions of the 2023 Convertible Bonds at any time (i) on or after 17 October 2020, if the value of the new and/or existing shares underlying a 2023 Convertible Bond is equal to or exceeds US$260,000 for a specified period of time, or (ii) if 15% or less of the aggregate principal amount of the 2023 Convertible Bond remains outstanding (all as more fully described in the terms and conditions of

Sibanye-Stillwater Form 20-F 2019	497

ADDITIONAL INFORMATION continued

the 2023 Convertible Bond).

Sibanye-Stillwater used the proceeds of the 2023 Convertible Bond for the partial repayment of the US$350 million Bridge Facility Agreement between Sibanye Gold Limited and HSBC Bank plc, dated 5 October 2015, raised for the acquisition of Stillwater.

On 14 September 2018, Sibanye-Stillwater completed its offer to purchase and retire certain of the 2023 Convertible Bonds, in which it repurchased an aggregate principal amount of US$66 million.

Following the completion of the Scheme, on 24 February 2020, Sibanye Stillwater Limited acceded to the 2023 Convertible Bond as an additional guarantor and undertook to deliver its shares into any share settlements under the 2023 Convertible Bond.

Lonmin Acquisition

On 14 December 2017, the boards of Sibanye-Stillwater and Lonmin announced that they had reached agreement on the terms of a recommended all-share offer pursuant to which Sibanye-Stillwater, and/or a wholly-owned subsidiary of Sibanye-Stillwater, would acquire the entire issued and to be issued ordinary share capital of Lonmin, which is a major mine-to-market producer of PGMs with core operations in South Africa. Under the terms of the Lonmin Acquisition, each Lonmin shareholder received one new Sibanye-Stillwater share for each Lonmin ordinary share that they held. The Lonmin Acquisition was effected by means of a scheme of arrangement between Lonmin and Lonmin’s shareholders under Part 26 of the UK Companies Act which was sanctioned by the High Court of Justice in England & Wales on 7 June 2019 and became effective on that date, with the new Sibanye-Stillwater Shares being admitted to trading on the JSE on 10 June 2019.

Streaming agreement

On 25 July 2018, Sibanye-Stillwater announced the completion of the Streaming Agreement with Wheaton International. Under the Streaming Agreement, Sibanye-Stillwater received US$500 million (the Advance Amount) from Wheaton International in exchange for an amount of gold and palladium equal to a percentage of gold and palladium produced from Sibanye-Stillwater’s US PGM operations (comprised of the East Boulder and Stillwater mining operations).

Under the Streaming Agreement, in addition to the Advance Amount, Wheaton International will pay Sibanye-Stillwater 18% of the spot palladium and gold prices for each ounce delivered under the Streaming Agreement (which may be reduced if debt covenants exceed 3.5x (net debt to adjusted EBITDA)), until the Advance Amount has been reduced to nil through metal deliveries. Thereafter, Sibanye-Stillwater will receive 22% of the spot US dollar palladium and gold prices for each ounce of palladium and gold delivered (which may be reduced if debt covenants exceed 3.5x (net debt to adjusted EBITDA)).

In addition, Sibanye-Stillwater has committed to deliver to Wheaton International the equivalent of 100% of gold production from Sibanye-Stillwater’s US PGM operations over the life of the US PGM operations. In addition, Sibanye-Stillwater has also committed:

● 4.5% of its palladium production from its US PGM operations, until (i) a cumulative amount of 375koz of palladium having been delivered, and (ii) the portion of the Advance Amount, which is attributable to palladium deliveries having been reduced to nil through such deliveries.

● Thereafter, the equivalent of 2.25% of its palladium production from its US PGM operations, until (a) a further 175koz of palladium having been delivered (or cumulatively 550koz having been delivered), and (b) the Advance Amount having been reduced to nil through metal deliveries.

● Thereafter, and continuing for the life of the operations, 1.0% of palladium production.

Sibanye-Stillwater agreed to use commercially reasonable efforts to facilitate the development of the Blitz Project. The Streaming Agreement includes a completion test on the development of the Blitz Project, including completion of underground development, critical surface infrastructure and expansion of the concentrator production output. If Sibanye-Stillwater fails to meet certain completion targets in relation to the Blitz Project, it is required to pay Wheaton International certain cash amounts.

The Streaming Agreement was effective from 1 July 2018 and continues for an initial period of 40 years and can be extended for successive 10-year periods until termination notice is given or there are no active mining operations at the mining properties.

The Streaming Agreement is governed by the laws of the Province of Ontario and the federal laws of Canada.

US$600 million revolving credit facility

Following discussions with its lenders, Sibanye-Stillwater secured an extension of the temporary uplift of the net debt to EBITDA covenant limit to 3.5x through 31 December 2019. The covenant will return to 2.5x from 31 March 2020. During April 2019, six of the eight lenders approved the first one-year maturity extension option, allowing for an extension of maturity to 6 April 2022 to U.S.$450 million of the U.S.$600 million facility. For information on Sibanye-Stillwater’s US$600 million revolving credit facility, see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 26.1: US$600 million RCF and Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 34.2: Risk management activities—Liquidity risk—Working capital and going concern assessment.

R6.0 billion revolving credit facility

See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 26.2: R6.0 billion RCF. The R6.0 billion revolving credit facility was fully settled before its scheduled maturity date of 14 November 2019.

US$125 million gold prepayment arrangement

On 11 April 2019, Sibanye-Stillwater concluded a gold prepayment arrangement with Citibank. Under the terms of the arrangement, Sibanye-

Sibanye-Stillwater Form 20-F 2019	498

ADDITIONAL INFORMATION continued

Stillwater received a cash prepayment of US$125 million (approximately R1.7 billion) in exchange for the future delivery of 105,906 oz of gold in four equal parts on 1 October 2019, 15 October 2019, 31 October 2019 and 15 November 2019, subject to a floor price of US$1,200/oz and a cap price of US$1,323/oz. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 30: Deferred revenue.

Scheme implementation agreement

On 24 February 2020, Sibanye-Stillwater and Sibanye Gold Limited implemented a scheme of arrangement in terms of section 114 of the South African Companies Act, 2008, which resulted in, among other things, Sibanye Gold Limited’s operations being reorganised under Sibanye-Stillwater, which became the parent company of the group (the Reorganisation). See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 38.1 Sibanye Gold Limited scheme of arrangement. The scheme of arrangement was implemented pursuant to a scheme implementation agreement between Sibanye-Stillwater and Sibanye Gold Limited on 4 October 2019 (the Scheme Implementation Agreement). The Scheme Implementation Agreement contained certain condition precedents relating to the implementation of the scheme of arrangement, which have been either satisfied or waived. In addition, the Scheme Implementation Agreement contained certain customary representations and warranties given by each of Sibanye-Stillwater and Sibanye Gold Limited.

R5.5 billion revolving credit facility

In November 2019, a new R5.5 billion revolving credit facility was entered into on similar terms to the maturing R6.0 billion revolving credit facility. The facility includes two one-year maturity extension options at the discretion of the lenders. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 26.3: R5.5 billion RCF.

Deposit agreement

In connection with the establishment of an ADS facility in respect of Sibanye-Stillwater Shares, Sibanye-Stillwater entered into the Sibanye-Stillwater Deposit Agreement with the ADS Depositary among Sibanye-Stillwater, the ADS Depositary, you, as a Sibanye-Stillwater ADS Holder, and all owners and holders from time to time of ADSs issued thereunder (the Sibanye-Stillwater Deposit Agreement). The Sibanye-Stillwater Deposit Agreement sets out Sibanye-Stillwater ADS Holders’ rights, as well as the rights and obligations of the ADS Depositary. New York law governs the Sibanye-Stillwater Deposit Agreement and the Sibanye-Stillwater ADSs. See Exhibits—2.5 Description of securities registered under Section 12 of the Exchange Act.

Fees and expenses

The Depositary will charge any party depositing or withdrawing ordinary shares or any party surrendering ADSs or to whom ADSs are issued:

Persons depositing or withdrawing shares or ADS holders must pay	For
US$5.00 (or less) per 100 Sibanye-Stillwater ADSs (or portion of 100 Sibanye-Stillwater ADSs)

Issuance of Sibanye-Stillwater ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property or cancellation of Sibanye-Stillwater ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADS (or a portion thereof)	Any cash distribution pursuant to the Deposit Agreement
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and those ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to Sibanye-Stillwater’s ADS holders
US$.05 (or less) per ADSs per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on Sibanye-Stillwater’s share register to or from the name of the Depositary or its agent when you deposit or withdraw ordinary shares
Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to US dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Sibanye-Stillwater Form 20-F 2019	499

ADDITIONAL INFORMATION continued

From time to time, the Depositary may make payments to Sibanye-Stillwater to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the Deposit Agreement, the Depositary may use brokers, dealers or other service providers that are affiliates of the Depositary and that may earn or share fees or commissions.

The Depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, adviser, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the Deposit Agreement and the rate that the Depositary or its affiliate receives when buying or selling foreign currency for its own account. The Depositary makes no representation that the exchange rate used or obtained in any currency conversion under the Deposit Agreement will be the most favourable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favourable to ADS holders, subject to the Depositary’s obligations under the Deposit Agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

In fiscal 2019, BNYM paid US$2 million to Sibanye-Stillwater as reimbursement for costs incurred over the year in connection with the ADS program.

Payment of taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities underlying your ADSs. The Depositary may deduct the amount of any taxes owed from any payments to you. It may also restrict or refuse the transfer of your Sibanye-Stillwater ADSs or restrict or refuse the withdrawal of your underlying deposited securities until you pay any taxes owed on your Sibanye-Stillwater ADSs or underlying securities. It may also sell deposited securities to pay any taxes owed.

You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of Sibanye-Stillwater ADSs held by you to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

US HOLDERS

As of 27 March 2020, 321 record holders of Sibanye-Stillwater’s ordinary shares, holding an aggregate of 849,702,932 ordinary shares (31.73%), including shares underlying Sibanye-Stillwater’s ADSs, were listed as having addresses in the United States.

SOUTH AFRICAN EXCHANGE CONTROL LIMITATIONS AFFECTING SECURITY HOLDERS

The discussion below relates to exchange controls in force as of the date of this annual report. These controls are subject to change at any time without notice. It is not possible to predict whether existing exchange controls will be abolished, continued or amended by the South African government in the future. Investors are urged to consult a professional adviser as to the exchange control implications of their particular investments.

Acquisitions of shares or assets of South African companies by non-South African purchasers solely for a cash consideration equal to the fair value of the shares or assets will generally be permitted by the SARB pursuant to South African Exchange Control Regulations. An acquisition of shares or assets of a South African company by a non-South African purchaser may be refused by the SARB in other circumstances, such as if the consideration for the acquisition is shares in a non-South African company or if the acquisition is financed by a loan from a South African lender. Denial of SARB approval for an acquisition of shares or assets of a South African company may result in the transaction not being able to be completed. Subject to this limitation, there are no restrictions on equity investments in South African companies and a foreign investor may invest freely in the ordinary shares and ADSs of Sibanye-Stillwater.

There are no exchange control restrictions on the remittance in full of dividends declared out of trading profits to non-residents of the CMA by Sibanye-Stillwater, provided the share certificates held by non-resident Sibanye-Stillwater shareholders have been endorsed with the words “non-resident”.

Under South African Exchange Control Regulations, the ordinary shares and ADSs representing ordinary shares of Sibanye-Stillwater are freely transferable outside South Africa between persons who are not residents of the CMA, provided such transfer is reported to the SARB and, where new share certificates are issued, such certificates are endorsed with the words “non-resident”. Additionally, where ordinary shares are sold on the JSE on behalf of shareholders of Sibanye-Stillwater who are not residents of the Common Monetary Area, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. In such case no share certificates need to be endorsed as the shares on the JSE have been dematerialised.

TAXATION

Certain South African tax considerations

The discussion in this section sets out the material South African tax consequences of the purchase, ownership and disposition of Sibanye-Stillwater’s ordinary shares or ADSs under current South African law. Changes in the law may alter the tax treatment of Sibanye-Stillwater’s ordinary shares or ADSs, possibly on a retroactive basis.

The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Sibanye-Stillwater’s ordinary shares or ADSs and does not cover tax consequences that depend upon your particular tax

Sibanye-Stillwater Form 20-F 2019	500

ADDITIONAL INFORMATION continued

circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADSs who are not residents of, or who do not carry on business in, South Africa and who hold ordinary shares or ADSs as capital assets (that is, for investment purposes). For the purposes of the income tax treaty between South Africa and the United States and South African tax law, a United States resident that owns Sibanye-Stillwater ADSs will be treated as the owner of the Sibanye-Stillwater ordinary shares represented by such ADSs. Sibanye-Stillwater recommends that you consult your own tax adviser about the consequences of holding Sibanye-Stillwater’s ordinary shares or ADSs, as applicable, in your particular situation.

Withholding tax on dividends

It should be noted that the withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders was introduced with effect from 1 April 2012 and the percentage was increased on 22 February 2017 from 15% to 20%. Generally, under the terms of the double tax treaty entered into between South Africa and the United States (the Treaty) the withholding tax on dividends may be reduced to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases, provided certain requirements in terms of the Treaty are met. The reduction of the rate of the withholding tax on dividends in terms of the Treaty is subject to the beneficial owner of the dividends making certain declarations and undertakings and providing same to the company or regulated intermediary making payment of the dividend.

Income tax and capital gains tax

Non-resident holders of ordinary shares or ADSs should not be subject to capital gains tax in South Africa with respect to the disposal of those ordinary shares or ADSs unless (i) that non-resident shareholder holds 20% or more of the equity shares in a company that derives 80% or more of its value from immovable property, which includes mining and prospecting rights, situated in South Africa; or (ii) the shares are effectively connected with a permanent establishment of that non-resident shareholder in South Africa.

As Sibanye-Stillwater operates in the mining sector, it is highly probable that 80% or more of the market value of the ordinary shares or ADSs are directly or indirectly derived from immovable property located in South Africa. Where the non-resident shareholder is subject to capital gains tax in South Africa as envisaged above and disposes of the shares, the purchaser of the ordinary shares or ADSs will be obliged to withhold a percentage (between 7.5% and 10%, depending on the nature of the seller) of the purchase consideration for the ordinary shares or ADSs payable to the non-resident shareholders and pay such amount over to the South African Revenue Service within 14 days where the purchaser is a South African resident or within 28 days where the purchaser is a non-resident. The taxing right of the capital gain could, however, be awarded to the specific jurisdiction of the seller (and not South Africa) depending on the wording and application of the applicable Double Taxation Treaty.

Securities transfer tax

No Securities Transfer Tax (STT) is payable in South Africa with respect to the issue of a security.

STT is charged at a rate of 0.25% upon the transfer of every security issued by a company or a close corporation incorporated in South Africa, or a company incorporated outside South Africa but listed on an exchange in South Africa, subject to certain exemptions.

A “transfer” is broadly defined and includes the transfer, sale, assignment or cession or disposal in any other manner of a security. The cancellation or redemption of a security is also regarded as a transfer unless the company is being liquidated. However, the transfer of a security that does not result in a change in beneficial ownership of such security is not regarded as a transfer.

In respect of the transfer of a listed security, STT is levied on the amount of the consideration for that security declared by the person who acquires that security, or if no amount of consideration is declared, or if the amount so declared is less than the lowest price of the security, the closing price of that security. With regard to the transfer of an unlisted security, STT is levied on the greater of the consideration given for the acquisition of the security or the market value of an unlisted security. In the case of a transfer of a listed security, either the member, the participant or the person to whom the security is transferred is liable for the tax. The tax must be paid by the 14th day of the month following the transfer.

Interest withholding tax

Interest withholding tax has been introduced into the South African tax regime with effect from 1 March 2015. Although not specifically applicable to non-resident shareholders or non-resident ADS holders, interest withholding tax will be levied at a rate of 15% on any interest paid for the benefit of any foreign person to the extent that the interest is regarded as being from a source within South Africa. There is, however, a specific exemption from interest withholding tax on any interest incurred on a listed debt (i.e. debt listed on a recognised exchange). In addition, where interest withholding tax is levied, such interest withholding tax may be reduced by the applicable Double Taxation Treaty.

US federal income tax considerations

The following discussion summarises the material US federal income tax consequences of the acquisition, ownership and disposition of ordinary shares and ADRs by a US Holder. As used herein, the term “US Holder” means a beneficial owner of ordinary shares or ADRs that is for US federal income tax purposes:

● a citizen or resident of the United States;

● a corporation created or organised under the laws of the United States, any state thereof or the District of Columbia;

● an estate the income of which is subject to US federal income tax without regard to its source; or

Sibanye-Stillwater Form 20-F 2019	501

ADDITIONAL INFORMATION continued

● a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes.

The US federal income tax treatment of a partner in an entity or arrangement treated as a partnership for US federal income tax purposes that holds ordinary shares or ADRs will depend upon the status of the partner and the activities of the partnership. If you are an entity or arrangement treated as a partnership for US federal income tax purposes, you should consult your tax adviser concerning the US federal income tax consequences to you and your partners of the acquisition, ownership and disposition of ordinary shares or ADRs by you.

This summary only applies to US Holders that hold ordinary shares or ADRs as capital assets. This summary is based upon:

● the current federal income tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the Code), its legislative history, and existing and proposed regulations promulgated thereunder;

● current US Internal Revenue Service (the IRS) practice and applicable US court decisions; and

● the income tax treaty between the United States and South Africa (the Treaty) all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

This summary assumes that the obligations of the Depositary under the Deposit Agreement and any related agreements will be performed in accordance with their terms.

This summary is of a general nature and does not address all US federal income tax consequences that may be relevant to you in light of your particular situation, and does not address state, local, non-US or other tax laws (such as estate and gift tax laws). For example, this summary does not apply to:

● investors that own (directly, indirectly, or by attribution) 5% or more of Sibanye-Stillwater’s stock (by vote or value);

● financial institutions;

● insurance companies;

● investors liable for the alternative minimum tax or the net investment income tax;

● individual retirement accounts and other tax-deferred accounts;

● tax-exempt organisations;

● dealers in securities or currencies;

● investors that hold ordinary shares or ADRs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes;

● investors required to take certain amounts into income no later than the time such amounts are reflected on an applicable financial statement;

● persons that have ceased to be US citizens or lawful permanent residents of the United States;

● investors that hold ordinary shares or ADRs in connection with a trade or business conducted outside the United States;

● US citizens or lawful permanent residents living abroad; or

● investors whose functional currency is not the US dollar.

Sibanye-Stillwater does not believe that it should be treated as, and does not expect to become, a passive foreign investment company (PFIC) for US federal income tax purposes, but Sibanye-Stillwater’s possible status as a PFIC must be determined annually and therefore may be subject to change. If Sibanye-Stillwater were to be treated as a PFIC, US Holders of ordinary shares or ADRs would be required (i) to pay a special US addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADRs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by Sibanye-Stillwater would not be eligible for the reduced rate of tax described below under “Taxation of Dividends”. The remainder of this discussion assumes that Sibanye-Stillwater is not a PFIC for US federal income tax purposes. You should consult your own tax advisers regarding the potential application of the PFIC regime.

The summary of US federal income tax consequences set out below is for general information only. You are urged to consult your tax advisers as to the particular tax consequences to you of acquiring, owning and disposing of the ordinary shares or ADRs, including your eligibility for the benefits of the Treaty and the applicability and effect of state, local, non-US and other tax laws and possible changes in tax law.

US holders of ADRs

For US federal income tax purposes, a US Holder of ADRs generally will be treated as the owner of the corresponding number of underlying ordinary shares held by the Depositary for the ADRs, and references to ordinary shares in the following discussion refer also to ADRs representing the ordinary shares.

Deposits and withdrawals of ordinary shares by US Holders in exchange for ADRs will not result in the realisation of gain or loss for US federal income tax purposes. Your tax basis in withdrawn ordinary shares will be the same as your tax basis in the ADRs surrendered, and your holding period for the ordinary shares will include the holding period of the ADRs.

Taxation of dividends

Distributions paid out of Sibanye-Stillwater’s current or accumulated earnings and profits (as determined for US federal income tax purposes),

Sibanye-Stillwater Form 20-F 2019	502

ADDITIONAL INFORMATION continued

before reduction for any South African withholding tax paid by Sibanye-Stillwater with respect thereto, will generally be taxable to you as dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions that exceed Sibanye-Stillwater’s current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with US federal income tax accounting principles. You should therefore assume that any distribution by us with respect to the shares will be reported as ordinary dividend income. You should consult your own tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from us.

Dividends paid by Sibanye-Stillwater generally will be taxable to non-corporate US Holders at the reduced rate normally applicable to long-term capital gains, provided that either (i) Sibanye-Stillwater qualifies for the benefits of the Treaty, or (ii) with respect to dividends paid on the ADRs, the ADRs are considered to be “readily tradable” on the NYSE. You will be eligible for this reduced rate only if you are an individual, and have held the ordinary shares or ADRs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

For US federal income tax purposes, the amount of any dividend paid in Rand will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by you or the Depositary (in the case of ADRs), regardless of whether they are converted into US dollars at that time. If you or the Depositary, as the case may be, convert dividends received in Rand into US dollars on the day they are received, you generally will not be required to recognise foreign currency gain or loss in respect of this dividend income.

Effect of South African withholding taxes

A US Holder will generally be entitled, subject to certain limitations, to a foreign tax credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for South African income taxes withheld by Sibanye-Stillwater. The rules governing foreign tax credits are complex. You should consult your tax adviser concerning the foreign tax credit implications of the payment of South African withholding taxes.

Taxation of a sale or other disposition

Upon a sale or other disposition of ordinary shares or ADRs, other than an exchange of ADRs for ordinary shares and vice versa, you will generally recognise US source capital gain or loss for US federal income tax purposes equal to the difference between the amount realised and your adjusted tax basis in the ordinary shares or ADRs, in each case as determined in US dollars. This capital gain or loss will be long-term capital gain or loss if your holding period in the ordinary shares or ADRs exceeds one year. The deductibility of capital losses is subject to significant limitations. You should consult your tax adviser about how to account for proceeds received on the sale or other disposition of ordinary shares or ADRs that are not paid in US dollars.

To the extent you incur Securities Transfer Tax in connection with a transfer or withdrawal of ordinary shares as described under Taxation—Certain South African Tax Considerations—Securities Transfer Tax above, such securities transfer tax will not be a creditable tax for US foreign tax credit purposes.

Backup withholding and information reporting

Payments of dividends and other proceeds with respect to ordinary shares or ADRs by US persons will be reported to you and to the IRS as may be required under applicable US Treasury Regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to comply with applicable certification requirements. Some holders are not subject to backup withholding. You should consult your tax adviser about these rules and any other reporting obligations that may apply to the ownership or disposition of ordinary shares or ADRs, including requirements related to the holding of certain foreign financial assets.

DOCUMENTS ON DISPLAY

Sibanye-Stillwater will also file annual and special reports and other information with the SEC. You may read and copy any reports or other information on file at the SEC’s public reference room at the following location:

100 F Street, N.E.
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings are also available to the public from commercial document retrieval services. Sibanye-Stillwater’s SEC filings may also be obtained electronically via the EDGAR system on the website maintained by the SEC at http://www.sec.gov.

The above information may also be obtained at the registered office of Sibanye-Stillwater.

Subsidiary information

Not applicable.

REFINING AND MARKETING

Sibanye-Stillwater has appointed Rand Refinery Proprietary Limited (Rand Refinery) to refine all of Sibanye-Stillwater’s South African-produced gold. Rand Refinery is a private company in which Sibanye-Stillwater holds a 44.4% interest, with the remaining interests held by other South African gold producers. Since 1 October 2004, up to the Spin-off date, Gold Fields’ treasury department arranged the sale of all the gold production from Sibanye-Stillwater’s operations. As from the Spin-off, Rand Refinery advises Sibanye-Stillwater’s department of treasury

Sibanye-Stillwater Form 20-F 2019	503

ADDITIONAL INFORMATION continued

(Treasury) on a daily basis of the amount of gold available for sale. Treasury, then sells the gold at a price benchmarked against the London morning or afternoon fixing price. Two business days after the sale of gold, Sibanye-Stillwater receives an amount in US dollars equal to the value of the gold at the London afternoon fixing price, Rand Refinery invoices Sibanye-Stillwater for the refining charges. For details on the transactions and balances between Sibanye-Stillwater and Rand Refinery for the fiscal years ended 31 December 2019, 2018 and 2017, see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 37 Related-party transactions. For the period between 1 January 2020 and 27 April 2020, the following are the transactions and balances between Sibanye-Stillwater and Rand Refinery: Sibanye-Stillwater did not receive any dividends or interest income, Sibanye-Stillwater sold R114.016 million of gold, and Sibanye-Stillwater paid R6.7 million in refining fees. As of 31 March 2020, Sibanye-Stillwater had R4.9 million of trade payables relating to Rand Refinery.

Sibanye-Stillwater’s US PGM operations utilise a single company for all of its precious metals refining services, and, with the exception of certain platinum sales commitments, all of the US PGM operations’ current mined palladium and platinum is committed for sale to such company.

This significant concentration of business with a single company could leave the US PGM operations without precious metal refining services should such company experience significant financial or operating difficulties during the contract period. Under such circumstances, it is not clear that sufficient alternative processing capacity would be available to cover the US PGM operations’ requirements, nor that the terms of any such alternate processing arrangements as might be available would be financially acceptable to the US PGM operations. See Risk Factors—Risks related to Sibanye-Stillwater’s business—For its PGMs mined in the United States, Sibanye-Stillwater’s sales arrangements concentrate all its final refining activity and a large portion of its PGM sales from mine production with one entity.

Concentrate from the Kroondal and Platinum mile PGM operations are purchased by Anglo American Platinum. 4E PGMs from the Rustenburg operations are toll refined and returned to Sibanye-Stillwater for sale by Anglo American Platinum. Refined PGMs are sold directly to customers (4E from Rustenburg and 6E from Marikana) with Incoterms (Incoterms) varying based on specific customer requirements. Payments are received in US dollars, and payment terms vary depending on the nature of the sale and a customer’s credit rating and range from two to four days from delivery.

JSE CORPORATE GOVERNANCE PRACTICES COMPARED WITH NYSE LISTING STANDARDS

Sibanye-Stillwater’s corporate governance practices are regulated by the JSE Listings Requirements. The following is a summary of the significant ways in which South Africa’s corporate governance standards and Sibanye-Stillwater’s corporate governance practices differ from those followed by domestic companies under the NYSE Listing Standards.

The NYSE Listing Standards require that the non-management directors of US-listed companies meet at regularly scheduled executive sessions without management. The JSE Listings Requirements do not require such meetings of listed company non-executive directors. Sibanye-Stillwater’s non-management directors meet regularly without management.

The NYSE Listing Standards require US-listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The JSE Listings Requirements do not require the appointment of such a committee. Sibanye-Stillwater has a Nominating and Governance Committee, which is currently comprised of six non-executive directors, all of whom are independent under the JSE Listings Requirements and NYSE Listing Standards. The Nominating and Governance Committee is chaired by the Chairman of the Sibanye-Stillwater Board.

The NYSE Listing Standards require US-listed companies to have a compensation committee composed entirely of independent directors. The JSE Listings Requirements require compliance with the King IV Governance Code, which states that the remuneration committee should comprise solely of non-executive members, with the majority of such members being independent. Sibanye-Stillwater has appointed a Remuneration Committee, currently comprised of six Board members, all of whom are independent under the JSE Listings Requirements.

The NYSE Listings Standards require US-listed companies to have an audit committee composed entirely of independent directors. The Companies Act requires that the Audit Committee be approved by shareholders on an annual basis at a company’s annual general meeting. The Companies Act and the JSE Listings Requirements also require an audit committee composed entirely of independent directors. Sibanye-Stillwater has appointed an Audit Committee, currently comprised of six Board members, all of whom are independent non-executive, as defined under the Companies Act and the JSE Listings Requirements. One of these non-executive directors is also a non-executive director of Gold Fields, the former parent of Sibanye-Stillwater; however, Sibanye-Stillwater believes he satisfies the requirements of Rule 10A-3 under the Exchange Act and applicable NYSE Listing Standards.

The Companies Act and the JSE Listings Requirements require the appointment of a Social and Ethics Committee. Sibanye-Stillwater has appointed a Social and Ethics Committee, comprising independent non-executive directors.

Sibanye-Stillwater Form 20-F 2019	504

CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Sibanye-Stillwater has carried out an evaluation, under the supervision and with the participation of management, including the CEO and CFO of Sibanye-Stillwater, of the effectiveness of the design and operation of Sibanye-Stillwater’s disclosure controls and procedures (as defined in Exchange Act Rule 13a 15(e)) as of the end of the period covered by this annual report.

The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act are recorded, processed, summarised and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognises that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based upon that evaluation, Sibanye-Stillwater’s CEO and CFO concluded that, as of 31 December 2019, Sibanye-Stillwater’s disclosure controls and procedures were not effective as described in item 15(b).

The material weakness resulted from the ineffective identification, selection and development of control activities to mitigate the risk related to the timely recognition of foreign currency cash receipts as cash and cash equivalents by the central treasury function.

This deficiency resulted in a material misstatement in respect of cash and cash equivalents and trade receivables in the initial consolidated financial information. However,  the identified errors were adjusted prior to the release of our:

● condensed consolidated provisional financial statements for the year ended and as of 31 December 2019 distributed to shareholders on 19 February 2020 as required by JSE Listings Requirements;

● Annual Financial Report for the year ended and as of 31 December 2019 and distributed to shareholders on 22 April 2020 as required by JSE Listings Requirements; and

● consolidated financial statements included in this Annual Report on Form 20-F.

Notwithstanding such material weakness in internal control over financial reporting, our management, including our CEO and CFO, has concluded that our consolidated financial statements present fairly, in all material respects, our financial position, results of our operations and our cash flows for the periods presented in this Annual Report, in conformity with International Financial Reporting Standards as issued by the IASB.

(b)	Management’s Report on Internal Control over Financial Reporting

Sibanye-Stillwater’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a 15(f) and 15d 15(f) as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

● pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

● provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and

● provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Sibanye-Stillwater acquired the Marikana operations (previously Lonmin Plc) in June 2019. Management has excluded from its assessment of internal control over financial reporting as of 31 December 2019, Marikana operation’s internal control over financial reporting associated with approximately 12% and 22% of consolidated total and net assets, respectively and 15% and 435% of consolidated revenues and profit for the year, included in the consolidated financial statements as of and for the year ended 31 December 2019.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Sibanye-Stillwater’s management, under the supervision and with the participation of our CEO and CFO, assessed the effectiveness of its internal control over financial reporting as of 31 December 2019. In making this assessment, Sibanye-Stillwater’s management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon its assessment, Sibanye-Stillwater’s management identified a control deficiency in that the Company

Sibanye-Stillwater Form 20-F 2019	505

CONTROLS AND PROCEDURES continued

did not effectively identify, select or develop certain control activities within the central treasury function to mitigate the risk related to the timely recognition of foreign currency cash receipts as cash and cash equivalents with corresponding settlement of trade receivables. This deficiency resulted in a material misstatement in respect of cash and cash equivalents and trade receivables in the initial consolidated financial information. However, the identified errors were adjusted prior to the release of our:

● condensed consolidated provisional financial statements for the year ended and as of 31 December 2019 distributed to shareholders on 19 February 2020 as required by JSE Listings Requirements;

● Annual Financial Report for the year ended and as of 31 December 2019 and distributed to shareholders on 22 April 2020 as required by JSE Listings Requirements; and

● consolidated financial statements included in this Annual Report on Form 20-F.

The deficiency created a reasonable possibility that a material misstatement to the consolidated financial statements would not be prevented or detected on a timely basis, and therefore management concluded that the deficiency represents a material weakness in the Company’s internal control over financial reporting in the current fiscal year and our internal control over financial reporting is not effective as of 31 December 2019.

(c)	Attestation Report of the Registered Public Accounting Firm

See Annual Financial Report—Accountability—Report of independent registered public accounting firm.

(d)	Changes in Internal Control Over Financial Reporting

Except for: (i) the remediation of the material weaknesses reported in Sibanye-Stillwater’s annual report on Form 20-F for the fiscal year ended 31 December 2018 relating to the risk assessment on one of its US PGM operations consolidation reporting pack, and the exchange of information and communication process relating to closing entries; and (ii) the material weakness identified in 2019 as discussed above, there has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during fiscal 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(e)	Remediation

Management has remediated the deficiencies reported in Sibanye-Stillwater’s annual report on Form 20-F for the fiscal year ended 31 December 2018 relating to the risk assessment procedures on one of its US PGM operations and information and communication process related to closing entries, and has revised the period end closing process to ensure the appropriate recognition and measurement of period end closing entries.

Management is in the process of remediating the deficiency identified during the 2019 fiscal year relating to the ineffective identification, selection and development of control activities within the central treasury function to mitigate the risk related to the timely recognition of foreign currency cash receipts as cash and cash equivalents with corresponding settlement of trade receivables.

Sibanye-Stillwater Form 20-F 2019	506

EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1

Memorandum of Incorporation of Sibanye-Stillwater (incorporated by reference to Exhibit 3.1 to the registration statement on Form F-4 (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 4 October 2019)

2.1

Form of Deposit Agreement among Sibanye-Stillwater, The Bank of New York Mellon, as depositary and the holders and the beneficial owners from time to time of Sibanye-Stillwater ADSs issued thereunder (incorporated by reference to Exhibit 4.1 to the registration statement on F-4 (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 5 December 2019)

2.2	Form of ADR (incorporated by reference to Exhibit 4.1 to the registration statement on F-4 (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 5 December 2019)
2.3

The Sibanye 2013 Share Plan, adopted 21 November 2012 (incorporated by reference to Exhibit 2.3 to the registration statement on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 15 January 2013)

2.4

Trust Deed among Orogen, as issuer; Gold Fields, GFIMSA, GFO and GFH, as guarantors; and Citicorp Trustee Company Limited, as trustee, dated 7 October 2010 in relation to the Notes (incorporated by reference to Exhibit 2.4 to the registration statement on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 15 January 2013)

2.5	Description of securities registered under Section 12 of the Exchange Act
4.1

Indemnity Agreement among Orogen, Gold Fields, GFO, GFH and Sibanye Gold Limited, in respect of Sibanye Gold Limited’s obligations under the Notes, dated 20 December 2012 (incorporated by reference to Exhibit 4.7 to the registration statement on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 15 January 2013)

4.2

Cession in Security Agreement among Sibanye Gold Limited, ABSA Bank Limited, Nedbank, Standard Bank, FirstRand Bank and JP Morgan Chase Bank, N.A., Johannesburg Branch, dated 20 December 2012 (incorporated by reference to Exhibit 4.8 to the registration statement on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 15 January 2013)

4.3

Agreement between Neal Froneman and Sibanye Gold Limited, dated 7 December 2012 (incorporated by reference to Exhibit 4.9 to the registration statement on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 15 January 2013)

4.4

Agreement between Charl Keyter and Sibanye Gold Limited, dated 7 December 2012 (incorporated by reference to Exhibit 4.10 to the registration statement on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 15 January 2013)

4.5

Revolving Credit Facility Agreement between ABSA Bank Limited (acting through its Corporate and Investment Banking Division), Bank of China Limited, Johannesburg Branch, FirstRand Bank Limited (acting through its Rand Merchant Bank Division), Nedbank Limited, The Standard Bank of South Africa Limited and Sibanye Gold Limited, dated 15 November 2016 (incorporated by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 6 April 2017)

4.6

Amended and Restatement Agreement relating to a ZAR6,000,000,000 Revolving Facility Agreement between ABSA Bank Limited (acting through its Corporate and Investment Banking Division), Bank of China Limited, Johannesburg Branch, FirstRand Bank Limited (acting through its Rand Merchant Bank Division), Nedbank Limited (acting through its Nedbank Corporate and Investment Banking Division), The Standard Bank of South Africa Limited (acting through its Corporate and Investment Banking Division) and Sibanye Gold Limited, dated 24 August 2018 (incorporated by reference to Exhibit 4.36 to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 8 April 2019)

4.7

Indenture, with respect to 6.125% Senior Notes due 2022 and 7.125% Senior Notes due 2025, among Stillwater Mining Company, as issuer, Sibanye Gold Limited as guarantor, the other guarantors party thereto and The Bank Of New York Mellon, London Branch, as Trustee, dated 27 June 2017 (incorporated by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 30 March 2018)

4.8

First Supplemental Indenture, with respect to 6.125% Senior Notes due 2022 and 7.125% Senior Notes due 2025, among Stillwater Mining Company, as issuer, Sibanye Gold Limited, as guarantor, the other guarantors party thereto and The Bank of New York Mellon, London Branch, as Trustee, dated 23 January 2019 (incorporated by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 8 April 2019)

4.9

Second Supplemental Indenture, with respect to 6.125% Senior Notes due 2022 and 7.125% Senior Notes due 2025, among Stillwater Mining Company, as issuer, Western Platinum Limited, as guarantor, a subsidiary of Sibanye Gold Limited, and The Bank of New York Mellon, London Branch, as Trustee, dated 8 January 2020

4.10

Third Supplemental Indenture, with respect to 6.125% Senior Notes due 2022 and 7.125% Senior Notes due 2025, among Stillwater Mining Company, as issuer, Sibanye Stillwater Limited, as the New Holdco, Sibanye Gold Limited, as the Company and guarantor, the other guarantors party thereto and The Bank of New York Mellon, London Branch, as Trustee, dated 25 February 2020

4.11

Fourth Supplemental Indenture, with respect to 6.125% Senior Notes due 2022 and 7.125% Senior Notes due 2025, among Stillwater Mining Company, as issuer, Sibanye Gold Limited, as an additional guarantor and The Bank of New York Mellon, London Branch, as Trustee, dated 25 February 2020

4.12

Trust Deed, with respect to USD 450,000,000 1.875% Guaranteed Convertible Bonds due 2023, among Sibanye Gold Limited, as issuer, Stillwater Mining Company and Kroondal Operations Proprietary Limited, as guarantors, and BNY Mellon Corporate Trustee Services Limited, as Trustee, dated 26 September 2018 (incorporated by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 30 March 2018)

4.13

Supplemental Trust Deed, with respect to USD 450,000,000 1.875% Guaranteed Convertible Bonds due 2023, among Sibanye Gold Limited, as issuer, Stillwater Mining Company and Kroondal Operations Proprietary Limited, as guarantors, and BNY Mellon Corporate Trustee Services Limited, as Trustee, dated 28 March 2018 (incorporated by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 30 March 2018)

4.14

Second Supplemental Trust Deed, with respect to USD 450,000,000 1.875% Guaranteed Convertible Bonds due 2023, among Sibanye Gold Limited, as issuer, Sibanye Stillwater Limited, as new guarantor, Stillwater Mining Company and Kroondal Operations Proprietary Limited, as existing guarantors, and BNY Mellon Corporate Trustee Services Limited, as Trustee, dated 21 February 2020

Sibanye-Stillwater Form 20-F 2019	507

EXHIBITS continued

No.	Exhibit
4.15

Revolving Facility Agreement between Sibanye Gold Limited, Stillwater Mining Company, Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Bank of America Merrill Lynch International Limited and HSBC Bank PLC, dated 6 April 2018 (incorporated by reference to Exhibit 4.44 to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 8 April 2019)

4.16

Supplemental Agreement between Sibanye Gold Limited, Stillwater Mining Company, Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Bank of America Merrill Lynch International Designated Activity Company as successor in title to Bank of America Merrill Lynch International Limited, acting as Agent, dated 15 January 2019 (incorporated by reference to Exhibit 4.45 to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 8 April 2019)

4.17

Supplemental Agreement between Sibanye Gold Limited, Stillwater Mining Company, Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Bank of America Merrill Lynch International Designated Activity Company, as Agent, dated 25 February 2019 (incorporated by reference to Exhibit 4.46 to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 8 April 2019)

4.18

Precious Metals Purchase Agreement between Wheaton Precious Metals International Ltd. and Sibanye Gold Limited, dated 16 July 2018 (incorporated by reference to Exhibit 4.47 to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 8 April 2019)†

4.19

Scheme Implementation Agreement between Sibanye Gold Limited and Sibanye-Stillwater, concluded on October 4, 2019 (incorporated by reference to Exhibit 2.1 to the registration statement on Form F-4 (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 4 October 2019)†

4.20

Revolving Credit Facility Agreement between Sibanye Gold Limited, the subsidiaries of Sibanye Gold Limited listed in schedule 1 as original borrowers, the subsidiaries of Sibanye Gold Limited listed in Schedule 1 as original guarantors, Nedbank Limited (acting through its Nedbank Corporate and Investment Banking Division, ABSA Bank Limited (acting through its Corporate and Investment Banking Division), FirstRand Bank Limited (acting through its Rand Merchant Bank Division), The Standard Bank of South Africa Limited (acting through its Corporate and Investment Banking Division), Bank of China Limited, Johannesburg Branch and the financial institutions listed in part 2 of schedule 1 as lenders, dated 25 October 2019

8.1	List of subsidiaries of the registrant
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer
13.2	Certification of Chief Financial Officer
16	Mine Safety Disclosures
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

†Confidential portions of this exhibit have been omitted.

Sibanye-Stillwater Form 20-F 2019	508

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

SIBANYE STILLWATER LIMITED

/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer
Date:	28 April 2020

Sibanye-Stillwater Form 20-F 2019	509