Form 20-F
period 2020-12-31
Sibanye Stillwater Ltd
filed 2021-04-22
CIK 1786909

As filed with the Securities and Exchange Commission on 22 April 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2020

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

and

Michael Z. Bienenfeld
Igor Rogovoy
Linklaters LLP
Tel: 011-44-20-7456-3660
Fax: 011-44-20-7456-2222
One Silk Street
London EC2Y 8HQ
United Kingdom

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing four ordinary shares Ordinary shares of no par value each	SBSW	New York Stock Exchange New York Stock Exchange*
* Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report
2,923,570,507 ordinary shares of no par value

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

U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F Caption	Location in this document	Page
1	Identity of directors, senior management and advisers	NA	—
2	Offer statistics and expected timetable	NA	NA
3	Key information
	(a) Selected financial data	Annual Financial Report—Overview—Four-year financial performance	290-293
	(b) Capitalisation and indebtedness	NA	NA
	(c) Reasons for the offer and use of proceeds	NA	NA
	(d) Risk factors	Further Information—Risk factors	420-469
4	Information on the Company
	(a) History and development of the Company	Integrated Annual Report—Setting the scene—About this report	3
		Further Information—Additional information—Memorandum of incorporation	583-589
		Annual Financial Report—Ancillary information—Administration and corporate information	419
		Integrated Annual Report—Leadership—Leadership view—Joint Chairman’s and CEO’s review	83-86
		Integrated Annual Report—Leadership—Chief Financial Officer’s report	91-103
		Integrated Annual Report—Setting the scene—How we create value–Our business model	8-11
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Liquidity and capital resources	311-313
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 16: Acquisitions	373-377
		Integrated Annual Report—Delivering on our strategy and outlook—Delivering value from our operations and projects—Future focus - operational outlook	177

i

Item	Form 20-F Caption	Location in this document	Page
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance—Capital expenditure	299-300
		Presentation of Financial and Other Information—The Lonmin acquisition	xii
		Further Information—Additional information—Material contracts—Lonmin acquisitions	593
		Annual Financial Report—Ancillary information—Shareholder information	417-418
		Further Information—Additional information—Documents on display	601-602
	(b) Business overview	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Introduction	294
		Integrated Annual Report—Setting the scene—Corporate profile	4-5
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance	295-300
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Revenue	301
		Integrated Annual Report—Leadership—Leadership view—Joint Chairman’s and CEO’s review	83-86
		Further Information—Environmental and regulatory matters	561-580
		Integrated Annual Report—Leadership—Chief Financial Officer’s report	91-103
		Integrated Annual Report—Setting the scene—Our timeline	7
		Integrated Annual Report—Setting the scene—COVID 19 – impact and response	12-16
		Further information—Mineral reserves of Sibanye-Stillwater as of 31 December 2020	535-551

Item	Form 20-F Caption	Location in this document	Page
		Further information—Additional information—Refining and marketing	602-603
		Integrated Annual Report—What drives us—Delivering on our strategy	22-24
		Integrated Annual Report—Setting the scene—How we create value–Our business model	8-11
		Integrated Annual Report—Delivering on our strategy and outlook—Social upliftment and community development	228-243
		Integrated Annual Report—Leadership—Corporate governance—Governance and responsible, ethical leadership	107-110
	(c) Organisational structure	Integrated Annual Report—Setting the scene—Corporate profile	4-5
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 1.3: Consolidation	343-344
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 1.2: Basis of preparation	340-342
	(d) Property, plant and equipment	Integrated Annual Report—Delivering on our strategy and outlook—Minimising our environmental impact	244-274
		Further Information—Information on the company—Sibanye-Stillwater’s mining operations	470-534
		Further Information—Mineral reserves of Sibanye-Stillwater as of 31 December 2020	535-551
		Further Information—Environmental and regulatory matters	561-580
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 14: Property, plant and equipment	368-372
4A	Unresolved staff comments	NA	NA
5	Operating and financial review and prospects
	(a) Operating results	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements	294-316

Item	Form 20-F Caption	Location in this document	Page
		Annual Financial Report—Consolidated financial statements—Consolidated income statement	336
		Annual Financial Report—Consolidated financial statements—Consolidated statement of financial position	337
		Annual Financial Report—Consolidated financial statements—Consolidated statement of cash flows	339
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28: Borrowings and derivative financial instrument	390-400
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 36: Financial instruments and risk management	407-412
		Integrated Annual Report—Leadership—Chief Financial Officer’s report	91-103
		Further Information—Environmental and regulatory matters	561-580
	(b) Liquidity and capital resources	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Liquidity and capital resources	311-313
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Statement of financial position	313-316
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28: Borrowings and derivative financial instrument	390-400
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 37: Commitments	413
	(c) Research and development, patents and licences, etc.	NA	NA
	(d) Trend information	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance	295-300

Item	Form 20-F Caption	Location in this document	Page
	(e) Off-balance sheet arrangements	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Off balance sheet arrangements and contractual commitments	315
	(f) Tabular disclosure of contractual obligations	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28: Borrowings and derivative financial instrument	390-400
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 37: Commitments	413
	(g) Safe harbour	Administration and corporate information	xiv-xvi
6	Directors, senior management and employees
	(a) Directors and senior management	Integrated Annual Report—Leadership—Corporate governance—Governance effectiveness and performance evaluations	115-116
		Integrated Annual Report—Leadership—Corporate governance—Board committees	117-120
		Further Information—Directors and executive management	551-560
		Annual Financial Report—Accountability—Directors’ report—Directorate	328
	(b) Compensation	Integrated Annual Report—Leadership—Remuneration report	126-165
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 39: Related-party transactions	414-415
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 6: Share-based payments	353-359
	(c) Board practices	Integrated Annual Report—Leadership—Remuneration report	126-165
		Integrated Annual Report—Leadership—Corporate governance—Board committees	117-120

v

Item	Form 20-F Caption	Location in this document	Page
	(d) Employees	Integrated Annual Report—Delivering on our strategy and outlook—Empowering our workforce—Our workforce profile	189
	(e) Share ownership	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 39: Related-party transactions	414-415
		Further Information—Additional information—Memorandum of incorporation—Voting rights	584
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 6: Share-based payments	353-359
		Integrated Annual Report—Delivering on our strategy and outlook—Empowering our workforce—Employee share ownership programme	200
7	Major Shareholders and Related Party Transactions
	(a) Major shareholders	Annual Financial Report—Ancillary information—Shareholder information	417-418
		Further Information—Additional information—US holders	596
		Further Information—Additional information—Memorandum of incorporation—Voting rights	584
	(b) Related party transactions	Annual Financial Report—Accountability—Directors’ report—Directors’ and officers’ disclosure of interests in contracts	328
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 39: Related-party transactions	414-415
		Further information—Additional information—Refining and marketing	602-603
	(c) Interests of experts and counsel	NA	NA
8	Financial information
	(a) Consolidated statements and other financial information	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements	294-316
		Annual Financial Report—Consolidated financial statements	336-339

Item	Form 20-F Caption	Location in this document	Page
		Annual Financial Report—Directors’ report—Litigation	329-330
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements	340-416
		Annual Financial Report—Accountability—Report of independent registered public accounting firm	331-335
		Annual Financial Report—Accountability—Directors’ report—Financial affairs—Dividends	323
		Further Information—Financial information—Dividend policy and dividend distributions	581
	(b) Significant changes	Further Information—Additional information—Recent developments	590-591
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 40: Events after reporting date	416
9	The Offer and listing
	(a) Listing details	Further Information—The listing	582
	(b) Plan of distribution	NA	NA
	(c) Markets	Further Information—The listing	582
	(d) Selling shareholders	NA	NA
	(e) Dilution	NA	NA
	(f) Expenses of the issue	NA	NA
10	Additional information
	(a) Share capital	NA	NA
	(b) Memorandum and articles of association	Further Information—Additional information—Memorandum of incorporation	583-589
	(c) Material contracts	Further Information—Additional information—Material contracts	591-594
	(d) Exchange controls	Further Information—Additional information—South African exchange control limitations affecting security holders	596-597
		Further Information—Environmental and regulatory matters—Exchange controls	576
	(e) Taxation	Further Information—Additional information—Taxation	597-601
	(f) Dividends and paying agents	NA	NA

Item	Form 20-F Caption	Location in this document	Page
	(g) Statement by experts	NA	NA
	(h) Documents on display	Further Information—Additional information—Documents on display	601-602
	(i) Subsidiary information	NA	NA
11	Quantitative and qualitative disclosures about market risk	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 36.2: Risk management activities	409-412
12	Description of securities other than equity securities
	(a) Debt securities	NA	NA
	(b) Warrants and rights	NA	NA
	(c) Other securities	NA	NA
	(d) American depositary shares	Further Information—Additional information—Material contracts—Deposit agreement	594-596
13	Defaults, dividend arrearages and delinquencies	NA	NA
14	Material modifications to the rights of security holders and use of proceeds	NA	NA
15	Controls and procedures	Further Information—Controls and procedures	604-605
		Annual Financial Report—Accountability—Report of independent registered public accounting firm	331-335
16A	Audit Committee financial expert	Integrated Annual Report—Leadership—Accountability—Board committees—Audit Committee	117
		Further Information—Directors and executive management	553
16B	Code of ethics	Integrated Annual Report—Leadership—Corporate governance—Ethics – overseeing a values-driven culture	108
16C	Principal accountant fees and services	Annual Financial Report—Accountability—Report of the Audit Committee	319-322
16D	Exemptions from the listing standards for audit committees	NA	NA
16E	Purchase of equity securities by the issuer and affiliated purchasers	Further Information—Purchase of equity securities by the Company and affiliated purchasers	606
16F	Change in registrant’s certifying accountant	NA	NA

Item	Form 20-F Caption	Location in this document	Page
16G	Corporate governance	Further Information—Additional information—JSE corporate governance practices compared with NYSE Listing Standards	603
16H	Mine safety disclosure	Further Information—Environmental and regulatory matters—Mine safety disclosure	580
17	Financial statements	NA	NA
18	Financial statements	Annual Financial Report—Accountability—Report of independent registered public accounting firm	331-335
		Annual Financial Report—Consolidated financial statements—Consolidated income statement	336
		Annual Financial Report—Consolidated financial statements—Consolidated statement of other comprehensive income	336
		Annual Financial Report—Consolidated financial statements—Consolidated statement of financial position	337
		Annual Financial Report—Consolidated financial statements—Consolidated statement of changes in equity	338
		Annual Financial Report—Consolidated financial statements—Consolidated statement of cash flows	339
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements	340-416
19	Exhibits	Exhibits	607-609

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Reorganisation

On 24 February 2020, Sibanye Stillwater Limited and Sibanye Gold Limited implemented a scheme of arrangement in terms of section 114 of the South African Companies Act, 2008, which resulted in, among other things, Sibanye Gold Limited’s operations being reorganised under Sibanye Stillwater Limited, which became the parent company of the group (the Reorganisation). See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 26: Stated share capital. The historical financial statements included in this report for fiscal years ended 31 December 2019 and 2018 are those of Sibanye Gold Limited. See —Historical consolidated financial statements. Accordingly, in this annual report, references to “Sibanye-Stillwater” shall include Sibanye Gold Limited and its subsidiaries prior to the implementation of the Reorganisation and, Sibanye Stillwater Limited and its subsidiaries, subsequent to the implementation of the Reorganisation, as the context requires.

Historical Consolidated Financial Statements

Sibanye-Stillwater is a South African domiciled independent, global, precious metals mining company, which produces a mix of metals that includes gold and the platinum group metals (PGMs). Sibanye-Stillwater owns and operates a portfolio of high-quality operations and projects, which are grouped into two regions: the southern Africa region and the United States region. See Annual Financial Report—Overview—Management’s discussion and analysis of financial statements—Introduction.

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

The historical consolidated financial statements in this report as at and for the fiscal years ended 31 December 2020 are those for Sibanye-Stillwater and the historical consolidated financial statements in this report as at and for the fiscal years ended 31 December 2019 and 2018 are those of Sibanye Gold Limited (together, the Consolidated Financial Statements). Sibanye Gold Limited is the predecessor of Sibanye-Stillwater for consolidated financial reporting purposes. The consolidated comparative information in this report is presented as if the Reorganisation had occurred before the start of the earliest period presented. The consolidated financial statements for Sibanye-Stillwater and Sibanye Gold Limited have been prepared using the historical results of operations, assets and liabilities attributable to Sibanye-Stillwater and all of its subsidiaries and Sibanye Gold Limited and all of its subsidiaries, respectively for the current and comparative periods. The Consolidated Financial Statements have been prepared under the historical cost convention, except for financial assets and financial liabilities (including derivative financial instruments), which are measured at fair value through profit or loss or through the mark to market reserve in equity.

Non-IFRS Measures

The financial information in this annual report includes certain measures that are not defined by IFRS, including “operating costs”, “adjusted earnings before interest, tax, depreciation and amortisation” (adjusted EBITDA), “All-in costs”, “All-in sustaining costs”, “All-in sustaining cost margin”, “All-in cost margin”, “net debt”, “adjusted free cash flow”, “normalised earnings”, “headline earnings”, and “headline earnings per share” (each as defined below or in the Annual Financial Report—Overview—Four-year financial performance). These measures are not measures of financial performance or cash flows under IFRS and may not be comparable to similarly titled measures of other companies. These measures have been included for the reasons described below or in Annual Financial Report—Overview—Four-year financial performance and should not be considered by investors as alternatives to costs of sales, net operating profit, profit before taxation, cash from operating activities or any other measure of financial performance presented in accordance with IFRS.

x

Operating cost is defined as the average cost of production and calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold or PGM produced in the same period. See Annual Financial Report—Overview—Four-year financial performance—Group operating statistics—Footnote 2.

Sibanye-Stillwater reports adjusted EBITDA based on the formula included in the facility agreements for compliance with the debt covenant formula. See Annual Financial Report—Overview—Four-year financial performance—Group operating statistics—Footnote 3 for more information and Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28.9: Capital management for a reconciliation of profit/(loss) before royalties, carbon tax and tax to adjusted EBITDA. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue. See Annual Financial Report—Overview—Four-year financial performance—Group operating statistics—Footnote 4. Net (cash)/debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt and include the derivative financial instrument up to the settlement of the US$ Convertible Bond. Net (cash)/debt excludes cash of Burnstone. See Annual Financial Report—Overview—Four-year financial performance—Group operating statistics—Footnote 4 for more information and Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28.9: Capital management. Net (cash)/debt to adjusted EBITDA (ratio) is defined as net (cash)/debt as at the end of a reporting period divided by adjusted EBITDA of the last 12 months ending on the same reporting date. Where a net asset position arises the Net debt to adjusted EBITDA (ratio) is negative and is shown in brackets. See Annual Financial Report—Overview—Four-year financial performance—Group operating statistics—Footnote 5 for more information and Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28.9: Capital management.

All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. See Annual Financial Report—Overview—Four-year financial performance—Group operating statistics—Footnote 5 for more information and Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—2020 financial performance compared with 2019—Cost of sales—All-in costs for a reconciliation of cost of sales, before amortisation and depreciation to All-in costs. All-in sustaining cost margin is defined as revenue minus All-in sustaining costs divided by revenue. All-in cost margin is defined as revenue minus All-in costs divided by revenue. See Annual Financial Report—Overview—Four-year financial performance—Group operating statistics—Footnote 6.

Adjusted free cash flow is defined as cash flows from operating activities before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment. Management considers adjusted free cash flow to be an indicator of cash available for repaying debt, other investing activities, and paying dividends. See Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Liquidity and capital resources—Cash flow analysis for a reconciliation of net cash from operating activities to adjusted free cash flow.

Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on Black Economic Empowerment (BEE) transaction, gain on acquisition, net other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 13: Dividends.

Headline earnings is a requirement of the JSE Listings Requirements. Headline earnings as defined in Circular 1/2019 issued by SAICA, separates from earnings all separately identifiable remeasurements. A remeasurement is an amount recognised in profit or loss relating to any change (whether realised or unrealised) in the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 12: Earnings per share. Headline earnings per share is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the weighted average number of ordinary shares in issue during the year. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 12.3: Headline earnings per share.

Conversion Rates

Certain information in this annual report presented in Rand has been translated into US dollars. Unless otherwise stated, the conversion rate for these translations in the consolidated statement of financial position is R14.69/US$1.00, which was the closing rate on 31 December 2020 and the conversion rate for translation in the consolidated income statement, consolidated statement of cash flows and for all-in-sustaining cost and all-in-cost is R16.46/US$1.00, which was the average rate for the fiscal year ended 31 December 2020. By including the US dollar equivalents, Sibanye-Stillwater is not representing that the Rand amounts actually represent the US dollar amounts shown or that these amounts could be converted into US dollars at the rates indicated.

The Lonmin Acquisition

On 14 December 2017, the boards of Sibanye-Stillwater and Lonmin Plc (Lonmin or Marikana operations) announced that they had reached agreement on the terms of a recommended all-share offer pursuant to which Sibanye-Stillwater, and/or a wholly-owned subsidiary of Sibanye-Stillwater, would acquire the entire issued and to be issued ordinary share capital of Lonmin, which is a major mine-to-market producer of PGMs with core operations in South Africa (the Lonmin Acquisition). The Lonmin Acquisition was effected by means of a scheme of arrangement between Lonmin and Lonmin’s shareholders under Part 26 of the UK Companies Act which was sanctioned by the High Court of Justice in England & Wales on 7 June 2019 and became effective on that date, with the new Sibanye-Stillwater Shares being admitted to trading on the JSE on 10 June 2019. Under the terms of the Lonmin Acquisition, each Lonmin shareholder received one new Sibanye-Stillwater share for each Lonmin ordinary share that they held. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 16.1: Lonmin acquisition.

DRDGOLD Limited Option

In July 2018, Sibanye-Stillwater acquired a 38.05% equity interest in DRDGOLD Limited (DRDGOLD), with a 24-month option to acquire an additional 12.05% in DRDGOLD, in exchange for selected gold surface processing assets and tailing storage facilities. On 8 January 2020, Sibanye-Stillwater exercised its option to increase its shareholding in DRDGOLD to 50.1% in exchange for cash consideration. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 1.3: Consolidation—Footnote 8.

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

ADMINISTRATION AND CORPORATE INFORMATION

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

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, the potential benefits of past and future acquisitions (including statements regarding growth, cost savings, benefits from and access to international financing and financial re-ratings), PGM pricing expectations, levels of output, supply and demand, information relating to Sibanye-Stillwater’s underground Blitz PGM project adjacent to the east of the existing Stillwater Operation designed to explore, define and extract the PGM resource along the far eastern extent of the J-M Reef (the Blitz Project), and estimations or expectations of enterprise value, adjusted EBITDA and net asset values wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

•	changes in the imposition of regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute;

•	economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere;

•	the ability of Sibanye-Stillwater to comply with requirements that it operates in ways that provide progressive benefits to affected communities;

•	the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance;

•	the occurrence of hazards associated with underground and surface mining;

•	the further downgrade of South Africa’s credit rating;

•	a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation;

•	Sibanye-Stillwater’s ability to implement its strategy and any changes thereto;

•	plans and objectives of management for future operations;

•	the success of Sibanye-Stillwater’s business strategy, exploration and development activities;

•	Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and its ability to reduce debt leverage;

•	changes in the market price of gold and PGMs;

•	fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies;

•	the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing;

•	Sibanye-Stillwater’s ability to service its bond instruments (including high yield bonds and convertible bonds);

•	the occurrence of labour disruptions and industrial actions;

•	changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves;

•	power disruption, constraints and cost increases;

•	Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans (HDSAs) in its management positions;

•	the failure of a tailings storage facility;

•	the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations;

•	the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions;

•	supply chain shortages and increases in the price of production inputs;

•	the regional concentration of Sibanye-Stillwater’s operations;

•	social unrest, sickness or natural or man-made disasters at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations;

•	the adequacy of Sibanye-Stillwater’s insurance coverage;

•	failure of Sibanye-Stillwater’s information technology and communications systems;

•	the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues;

•	the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity;

•	the identification of a material weakness in disclosure and internal controls over financial reporting;

•	the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries;

•	the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility;

•	operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience;

•	Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing;

•	the availability, terms and deployment of capital or credit; and

•	the impact of HIV, tuberculosis (TB) and the spread of other contagious diseases, such as the coronavirus disease (COVID-19).

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

In this annual report, all references to “fiscal 2021” and “2021” are to the fiscal year ending 31 December 2021, all references to “fiscal 2020” and “2020” are to the audited fiscal year ending 31 December 2020, all references to “fiscal 2019” and “2019” are to the audited fiscal year ended 31 December 2019, and all references to “fiscal 2018” and “2018” are to the audited fiscal year ended 31 December 2018.

In this annual report, all references to “South Africa” are to the Republic of South Africa, all references to the “United States” and “US” are to the United States of America, its territories and possessions and any state of the United States and the District of Columbia, all references to the “United Kingdom” and “UK” are to the United Kingdom of Great Britain and Northern Ireland, all references to “Zimbabwe” are to the Republic of Zimbabwe, all references to “Canada” are to the Dominion of Canada, all references to “Argentina” are to the Republic of Argentina and all references to “Finland” are to the Republic of Finland.

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

In this annual report, all references to “km” are to kilometres, “km2” are to square kilometres, “m” are to meters, and “cm” are to centimetres. All references to “ha” are to hectares.

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

Contents

1	INTEGRATED ANNUAL REPORT

289	ANNUAL FINANCIAL REPORT

FURTHER INFORMATION

420	Risk factors

470	Information on the company

535	Reserves of Sibanye-Stillwater as of 31 December 2020

551	Directors and executive management

561	Environmental and regulatory matters

581	Financial information

582	The listing

583	Additional information

604	Controls and procedures

606	Purchase of equity securities by the issuer and affiliated purchasers

607	EXHIBITS

610	SIGNATURES

Contents
setting the scene
3	About this report
4	About Sibanye-Stillwater
6	Our purpose, vision and strategy
7	Our timeline
8	How we create value – our business model
12	COVID-19 – impact and response
what drives us
19	Our strategy and strategic delivery
26	Managing our risks and opportunities within the external operating environment
60	Social, Ethics and Sustainability Committee: Chairman’s report
62	Embedding ESG excellence
68	Our material issues
72	Engaging with our stakeholders
ACCOUNTABILITY
83	Leadership view
88	Board and executive leadership
91	Chief Financial Officer’s report
104	Corporate governance
126	Remuneration report
PERFORMANCE
167	Capital trade-offs – strategic management for optimum value creation

170	Delivering value from our operations and projects
182	Empowering our workforce
204	Continuous safe production
216	Health, well-being and occupational hygiene
228	Social upliftment and community development
244	Minimising our environmental impact
276	Harnessing continuous innovation
298	Four-year statistical review

SETTING THE SCENE SECTION 01 About this report 3 About Sibanye-Stillwater 4 Our purpose, vision and strategy 6 Our timeline 7 How we create value – our business model 8 COVID-19 – impact and response 12 Marikana smelter at the SA PGM operations Sibanye-Stillwater Integrated Report 2020 2 Sibanye-Stillwater Integrated Report 2020 2 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

ABOUT THIS REPORT APPROACH AND PHILOSOPHY This Integrated Annual Report, which incorporates our sustainable development information, describes the operational, financial, social, environmental and governance performance and activities of Sibanye Stillwater Limited (Sibanye- Stillwater) for the financial year running from 1 January 2020 to 31 December 2020. Where relevant, information up to April 2021 is shared, as well as production and other guidance or targets. In this report, we provide insight into Sibanye-Stillwater’s strategy, the management of risks and opportunities, leadership and governance structures, performance and the progress made in delivering on our strategic objectives and in creating and sharing value. We report on those matters that we believe to have been most material to Sibanye-Stillwater in the past year. In compiling this report we have complied with the International Integrated Reporting Council’s (IIRC’s) International Integrated Reporting Framework, the King IV Report on Corporate Governance for South Africa, 2016 (King IV), the Global Reporting Initiative (GRI) Standards, the JSE Listing Requirements and the South African Companies Act, 71 of 2008, as amended (Companies Act). A separate King IV disclosure report is produced and available online. Furthermore, in line with our listing on the NYSE, a Form 20-F is filed with the United States Securities and Exchange Commission (SEC). Having been accepted as a member of the ICMM member in February 2020, every care has been taken to ensure that this report complies with the ICMM requirements. We have also reported on the Ten Principles of the United Nations Global Compact, to which we became a signatory during the course of the year. MATERIALITY Material issues are those issues considered most material to our business and stakeholders, and which fundamentally influence our ability to create value. It also informs our stakeholders’ assessments of and decisions about our business. These material issues were identified through a materiality workshop, supported by research and analysis of our internal and external environments and stakeholder feedback. Information contained in the Board reports was also considered. The materiality process took account of related international guidelines such as the International Integrated Reporting Framework, King IV and GRI. Our material issues, which are discussed in Our material issues (refer to page 68), guide the content of this report. AUDIENCE While the principal audience for an integrated annual report is investors and shareholders, we recognise that other stakeholders who have varied and specific information requirements also use this report. In compiling this report, we aim to enable all stakeholders to determine whether the material issues identified and our related performance will affect Sibanye-Stillwater’s ability to create and preserve value in the short, medium and long term. DETAIL AND INCLUSIVITY The comprehensive nature of this report reflects the Group’s aim to provide sufficient, material information for the various users and stakeholders, ranging from investors and shareholders to governments, communities and non- governmental organisations (NGOs). All non-financial reporting is either included in this report or is available on the website, where referenced. Similarly, we do not produce separate governance and remuneration reports. Rather this information is included in this Integrated Annual Report. SCOPE AND BOUNDARY The scope and boundary of this report is based on the Group’s organisational structure (see About Sibanye-Stillwater). Annual comparative data is provided where applicable. For the financial year 2020, annual data is provided where possible by region, operation and at Group level. Any material event occurring post year- end and before the date of Board approval of this report (22 April 2021) is also covered. Given that our southern African operations account for 81% of total production, 97% of our workforce and that the bulk of our material ESG-related activities take place in South Africa, the major emphasis of this report is on our South African activities. ASSURANCE Sibanye-Stillwater’s internal audit function monitors and provides an objective assessment of internal controls, processes and systems for financial, operating, compliance and risk management, and has ensured the accuracy of the information presented. Internal audit is a management function and is overseen by the Chief Financial Officer, the Audit Committee and the Risk Committee. These committees report, in turn, to the Board. Independent external assurance provider, PwC, provided limited assurance on selected sustainable development performance indicators, in accordance with the International Standards on Assurance Engagements (ISAE) 3000 (Revised) and International Standard on Assurance Engagements (ISAE) 3410. PwC’s Statement of Assurance is on page 307. The financial information presented was extracted or derived from the annual financial statements which were independently audited by EY, which did not specifically audit or review this integrated report. Sibanye-Stillwater Integrated Report 2020 3 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

NET CASH OF R3.1 billion (US$210 million) OUR ESG CREDENTIALS The indices in which we are currently included are: FTSE/JSE Responsible Investment Bloomberg Gender-Equality Index CORPORATE PROFILE ESG HIGHLIGHTS ABOUT SIBANYE-STILLWATER 13 million fatality-free shifts 2 IN 2020 Columbus metallurgical complex Extensive Reserves of 82Moz that support long life 48 19 33 Reserves (%) 2020 48 33 19 2020 Production 982koz gold, 1.6moz 4E PGMs, US 2E PGM 603koz and 3E PGM recycling of 840 koz Production (%) 2020 58 16 26 US PGM contribution to Adjusted EBITDA to increase as Blitz ramps up Adj EBITDA1 (Rm %) 2020 SA gold SA PGMs (4E) US PGMs (2E) Targeting carbon neutrality by 2040 Progress on the Marikana renewal process Zero level 4 and 5 environmental incidents Significant social support to employees and communities during COVID-19 ‘A-’ CDP rating for carbon disclosure and efforts • One of the world’s largest primary producers of platinum, palladium and rhodium • Top tier gold producer, ranked third globally, on a gold equivalent basis • Leading global recycler and processor of spent PGM catalytic converter materials • We also produce iridium, ruthenium, chrome, copper and nickel as by-products SALIENT FEATURES WORKFORCE OF 84,775 people OUTPUT 3Moz of 4E PGMS and 0.98Moz of gold Sibanye-Stillwater Integrated Report 2020 4 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

AMERICAS ASSETS EUROPEAN ASSETS EAST BOULDER MARATHON DENISON STILL ATER ELIBER ALTAR A ANANI LIMPOPO ONDERNAAM BLUE RIDGE DRIEFONTEIN LOOF COO E ERGO F GR BURNSTONE SOUTHERN AFRICAN ASSETS MIMOSA BEATRI /SOFS MARI ANA RUSTENBURG ROONDAL HOEDSPRUIT Angola Namibia Botswana Zambia Zimbabwe Mozambique South Africa RIO GRANDE SA PGM Rustenburg (100%) Reserves: 15.4Moz 4E Mimosa (50%) Reserves: 1.5Moz 4E 4 Marikana 8 (95.3%) Reserves: 21.6Moz 4E Kroondal (50%) Reserves: 1.1Moz 4E 4 LITHIUM (LIOH) Keliber project 5 (30%) SA PGM OPERATIONS Our processing facilities include concentrators a smelter complex together with base and precious metals refineries. We also have a 91.7% share in Platinum Mile, a retreatment facility that processes tailings to recover residual PGMs. SA GOLD OPERATIONS Our processing facilities include six metallurgical gold plants. US PGM Stillwater (100%) Reserves: 15.9Moz 2E East Boulder (100%) Reserves: 11.0Moz 2E US PGM OPERATIONS Our Columbus Metallurgical Complex smelts material mined to produce PGM-rich filter cake and recycles autocatalysts to recover PGMs. 1 The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. For a reconciliation please refer to the consolidated financial statements, note 28.9: capital management, available on https://www. sibanyestillwater.com/news-investors/ 2 Achieved on 4 August 2020 at the SA gold operations 3 Au = gold; 2E PGM = platinum, palladium; 4E = platinum, palladium, rhodium and gold; LiOH = lithium hydroxide 4 Attributable 5 Acquisition effective from March 2021 6 Includes direct interest of 19.3% in the project and indirect interest in Generation Mining 7 For more information on the projects, please refer to the Minerals Reserves and Resources report available at www.sibanyestillwater.com/news- investors/reports/annual/ 8 Effective accounting holding as at 31 December 2020. Some minority holdings are eliminated with the Group consolidation SA gold Kloof (100%) Reserves: 4.6Moz Au Driefontein (100%) Reserves: 2.5Moz Au DRDGOLD (50.1%) Reserves: 2.8Moz Au (50.1%) 4 Beatrix (100%) Reserves: 1.2Moz Au Cooke surface (100%) Reserves: 0.1Moz Au Various projects 7 Reserves: 4.3Moz Au OUR DIVERSE PORTFOLIO INCLUDES Projects in the Americas 7 Marathon project 6 (26%) with Generation Mining (in Canada) Denison project (64.9%) with Wallbridge Mining (in Canada) Altar project (40%) with Aldebaran (in Argentina) Rio Grande (19.9%) with Aldeberan (in Argentina) “2020 was a defining year for the Group, moving formal deleveraging focus to paying dividends and broader capital allocation.” MARKET CAPITALISATION OF LOCATION OF OUR OPERATIONS R175bn (US$12 billion) at 31 December 2020 Listed on the Johannesburg and New York stock exchanges Sibanye-Stillwater Integrated Report 2020 5 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

OUR PURPOSE, VISION AND STRATEGY OUR PURPOSE Our mining improves lives OUR VISION Superior value creation for all stakeholders through the responsible mining of our mineral resources OUR STRATEGY To deliver on our vision and purpose, we aim to consolidate and strengthen our competitive position as a leading international precious metals company Our purpose to improve lives through our mining is achieved through our operating model depicted in the indigenous South African Umdoni tree THE SIBANYE-STILLWATER UMDONI TREE Economic value CARES Clean water/ air/ land Total returns Socio- economic stability Upliftment about our ENVIRONMENT SHAREHOLDERS Safety, health and wellness Costs Quality Volume GOVERNMENT Fair market access COMPANY Assured product Membership COMMUNITIES CUSTOMERS SUPPLIERS ORGANISED LABOUR Better lives EMPLOYEES The results and outcomes of all that we do are represented by the fruit and seeds of the Umdoni tree. In line with our vision, this is the value we ultimately aim to create for stakeholders. The leaves of the tree represent our stakeholders – all those with whom we engage – both internally and externally – while conducting our business. Our roots, our CARES values, are at the heart of all that we do, the decisions we make and how we conduct our business. These values are enshrined in our Code of Ethics and form the basis of the organisational growth and culture rejuvenation programme currently underway. The trunk of our tree represents our workforce, which supports Sibanye- Stillwater and symbolises its strength. Through the trunk of the tree and into its branches, our values and employees work together and support each other to ensure delivery on our strategy via our key operating drivers – safety, health and wellness, costs, quality and volume. Sibanye-Stillwater Integrated Report 2020 6 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

OUR TIMELINE MARKET CAP 1 Since its initial establishment in 2013, Sibanye-Stillwater has diversified - geographically and by metal produced. The Group grew from a single commodity, South African gold mining company to become an internationally competitive, diversified precious metals producer of gold and the suite of platinum group metals (PGMs). Most recently, the Group has entered the battery metals industry by investing in a lithium hydroxide project in Finland. OUR VALUE CREATION JOURNEY • Sibanye Gold Limited established when Gold Fields Limited unbundled its South African gold assets – Kloof, Driefontein and Beatrix • Listed on the Johannesburg and New York stock exchanges • In August 2013, the Cooke operations were acquired from Gold One Initial entry into the PGM sector – acquired the following assets in Southern Africa: • Kroondal, Mimosa and Platinum Mile (April) • Rustenburg operations (November) • Wits Gold acquired, which included the Burnstone project and other projects in the Free State province of South Africa • Implemented our unique cost optimisation and operating model • Acquired a 38.05% stake in DRDGOLD Limited, a world leader in the retreatment of gold tailings – entailed the vending of certain surface gold tailings facilities and processing assets into that company (July/August) • Holding in DRDGOLD increased to 50.1% (January) • Internally restructured to create the holding company Sibanye Stillwater Limited as the listed entity with Sibanye Gold Limited as a subsidiary (February) • Acquired a 30% stake in Keliber Oy, which owns the Keliber lithium project in Finland currently in development stage with the option to increase to more than 50% after certain conditions and deliverables (March) Acquired: • SFA Oxford, a leading analytical and consulting metals market company and globally recognised authority on PGMs (February) • Lonmin Plc – the Marikana operations, associated processing and smelter plants, and base and precious metals refineries in South Africa (June) • Acquired the Stillwater Mining Company and its assets in Montana, in the US (May) • Company rebranded as Sibanye-Stillwater (August) R10 billion (US$1.2 billion) R192 billion 2 (US$13 billion) 1 Source: IRESS, with numbers quoted at the end of each year except for 2013, which represents the market cap on the day of listing 2 Year-to-date, market capitalisation as at 31 March 2021 2013 2016 2017 2018 2019 2020 2021 March 2 2014- 2015 Sibanye-Stillwater Integrated Report 2020 7 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

HOW WE CREATE VALUE – OUR BUSINESS MODEL OPERATING CONTEXT Factors impacting our ability to create and preserve value in 2020 • COVID-19 • Uncertain global and local economic conditions • Heightened geo- political tension and risk • Basket commodity price sensitivity to market forces and currency volatility • Rising operating costs • Electricity supply uncertainties in South Africa • Challenges in regulatory and policy environments • The effects of climate change and corresponding greenhouse gas emission legislations • Expectations of the communities in which we operate NATURAL CAPITAL • Economically viable orebodies: Mineral Reserves of 66.4Moz of 4E PGMs and 15.5Moz of gold (2019: 53.8Moz of 4E PGMs and 15.4Moz of gold) • Land under management 63,891ha in SA and 650ha in US (2019: 73,660ha in SA and 650ha in US) • Volume of rock extracted: 33.9Mt (2019: 33.0Mt) • Resources consumed: – – 48,396Ml water (2019: 50,156Ml) – – 6.19TWh electricity (2019: 5.98TWh) – – 29,581kl diesel (2019: 29,846kl) FINANCIAL CAPITAL • Equity, debt and cash flow used to enhance other resource inputs • R9.6bn/US$584m spent to sustain and grow the business (2019: R7.7bn/US$533m) HUMAN CAPITAL • An empowered workforce totalling 84,775 permanent and contract employees across the Group (2019: 84,521) • R790m/US$48m invested at the SA and US operations in training and skills development (2019: R744m/US$51.5m) • Committed leadership and their development • Group-wide cultural transformation programme underway MANUFACTURED CAPITAL • Mining rights and leases • Operational infrastructure, associated infrastructure and equipment • Production costs R76bn/US$4.6bn (2019: R56.1bn/US$3.9bn) • Capital expenditure (growth projects) of R2.4bn/US$145m (2019: R2.0bn/US$142m) • Expenditure on sustaining the business and ore reserve development of R7bn/US$423m (2019: R5.4bn/US$376m) SOCIAL AND RELATIONSHIP CAPITAL • CARES values and Code of ethics guide all stakeholder engagement • Governance and corporate responsibilities • Constructive stakeholder engagement INTELLECTUAL CAPITAL • Optimised mining processes and systems underpinned by institutional knowledge and intellectual property • The requisite skills and expertise required in being the world’s foremost PGM producer • Systems and processes • Acquisition and integration of skills • Focusing to be a ‘digital first’ organisation INPUTS For more information on risks, see Managing our risks and opportunities within the external operating environment Sibanye-Stillwater Integrated Report 2020 8 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

PRODUCED 1 • Platinum 1,074,585oz (2019: 1,081,655oz) • Palladium 938,519oz (2019: 949,490oz) • Rhodium 132,079oz (2019:141,118oz) • Gold 1,016,950oz (2019: 962,702oz) 2 REVENUE GENERATED • R127bn/US$7.7bn (2019: R73bn/US$5bn) TOTAL ECONOMIC VALUE DISTRIBUTED • R29bn/US$1.8bn (2019: R62m/US$4.5m) MINING WASTE GENERATED • Tailings 37.82Mt (2019: 33.76Mt) • Waste rock 4.23Mt (2019: 2.23Mt) • Hazardous waste to landfill 48,918t CO2 EMISSION INTENSITY • 0.18/tonne (2019: 0.16/tonne) 3E PGMS RECYCLED • 840,170oz (2019: 853,130oz) OUTPUT Buildin a values-based culture Focus on safe production and operational ecellence Pursuin value-accretive rowth Embeddin ESG ecellence as the way we do business Prosperin in SAs investment climate Optimisin capital allocation I n c o n s u l t a t i o n w i t h o u r s t a k e h o l d e r s Guided by overarching govern a n c e f r a m e w o r k PRIMARY BUSINESS ACTIVITIES Acquire and mine Extract, process and refine Environmentally manage and rehabilitate Sales and mark eting • Achieving safe production • An engaged, empowered and productive workforce • A values-based Group culture that prioritises commitment, accountability and respect • Effective management of resources • A digital first strategy • Embedding ESG excellence • Responsible management of the environment and the focused reduction of our environmental impact • Achieving best practice, modernisation and innovation across the business cycle KEY ENABLERS THAT ASSIST US IN DRIVING VALUE CREATION OUR COMPETITIVE ADVANTAGE • Strategic transactions and partnerships • Agile and adaptable leadership – deep bench with extensive experience • Geographic and product diversity and cash- generative assets • Mine-to-market PGM pipeline on two continents, including recycling • Mine-to-market PGM pipeline on two continents, including recycling 1 Excluding 3E recycled ounces 2 From PGM and SA gold operations Sibanye-Stillwater Integrated Report 2020 9 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

HOW WE CREATE VALUE – OUR BUSINESS MODEL CONTINUED NATURAL CAPITAL • Carbon intensity increased to 0.18t CO2e per tonne milled (2019: 0.16t CO2e per tonne milled) • R5.2m/US$0.3m paid in carbon taxes (2019:R12.9m/US$0.9m) • Five environmental Level 3 incidents recorded (2019: five) • Reduction of 1,513Ml net water used FINANCIAL CAPITAL • Reduced net debt of R21.0bn/US$1.5bn to R3.1bn/US$210m net cash • Headline earnings of R29.1bn/US$1.8bn (2019: headline loss of R1.0bn/US$69.7m) • Share price increased by 67% to R60.00/US$15.89 per share at year-end (2019: 258% to R35.89/US$9.93 per share) • Market capitalisation of R175bn/US$12bn (2019: R96bn/US$6.6bn) • Total dividends of R10.7bn/US$729m paid/declared for 2020 HUMAN CAPITAL • Tragically, there were nine fatalities at the SA PGM and gold operations (2019: six) • Recorded an overall decline in the number of lost-time injuries to 8,40 (2019: 8,76) • R23.8bn/US$1.4bn paid in salaries and wages to employees (2019: R21.1bn/US$1.5bn) • Focus on gender diversity has increased – 13.3% of all employees are female (2019: 12.71%) and female board members increased to 25% in 2020 and 30% in January 2021 (2019: 18%) • Rapid, proactive COVID-19 response enabled us to minimise impact on employees and continue operating • A year of no labour strike action MANUFACTURED CAPITAL • Increased shareholding in DRDGOLD to 50.66% • Progressed the SA gold 50MW Solar project, generation project to reduce our dependency on Eskom and fossil fuel-generated electricity • Reduction of footprint with the merging of data centres into a single data centre SOCIAL AND RELATIONSHIP CAPITAL • Maintained the Good Neighbor Agreement • Invested R1.78bn/US$108m on social and labour plans and CSI (2019: R1.6bn/ US$110m) • Responsible and preferential local procurement of R12.6bn (2019: R14.5bn) in South Africa • R6.5bn/US$396m paid in taxes and royalties (2019: R1.8bn/US$126m) • Improved relationship with host community stakeholders • Hygiene products, food parcels and other essential supplies provided to the most vulnerable households in host communities • Robust relations with the governments in South Africa and in the US INTELLECTUAL CAPITAL • 99,327 training and skills development courses completed by employees (2019: 146,978) due to COVID-19 lockdown and restrictions • Supported 479 bursaries at tertiary level (2019: 314) • More digitalised-orientated business equipped to operate effectively in the twenty-first century OUTCOMES ALIGNMENT OF OUR OUTCOMES WITH THE SDGS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NATURAL CAPITAL FINANCIAL CAPITAL HUMAN CAPITAL MANUFACTURED CAPITAL SOCIAL AND RELATIONSHIP CAPITAL INTELLECTUAL CAPITAL For more details on Sibanye-Stillwater's alignment with the SDGs, see Embedding ESG excellence Improvement No change/stable Regression NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS Sibanye-Stillwater Integrated Report 2020 10 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

VALUE CREATED For our stakeholders For Sibanye-Stillwater Long-term value Employees and organised labour • Fair and responsible remuneration • Development of skills results in greater employability • Access to employee benefits such as medical aid • Protecting jobs during COVID-19 and financially supporting non-working employees • Stable, engaged and empowered workforce • Constructive and improved relations with unions • Safer working environment • Enhanced productivity • Attract talent and skills to the Group • Employment over the medium- to long-term equates to sustained wage and salary income for our employees who are then able to provide for and support their families over many years • Above inflation wage increases paid Shareholders • Record and industry leading dividend declared and paid • Increase in share price contributes to stronger market capitalisation and enhanced return on investment • Reduction of the debt burden • Realise substantial return on investment for shareholders Communities • Creation of jobs through employment and procurement • Provision of much needed services such as health and education • Improved general living conditions • Improved engagement with our doorstep communities • Fewer disruptions caused by community protests • Enhanced reputation • Our focus on creating physical and social infrastructure, and implementing socio-economic development programmes and creating opportunities ensures that our doorstep communities are sustainably uplifted and empowered Government and regulators • Taxes and royalties contribute to the national fiscus • Positive contribution to district/local economies • Stable relationship with governments and regulators • Public-private partnerships • Our contribution towards ongoing payment of taxes and royalties contributes to the national fiscus’ broader infrastructure and socio- economic development objectives Suppliers and customers • Steady and reliable market for goods and services • Local procurement boosts local economic activity • Products comply with specifications • Maintaining our licence to operate • Revenue generation from sold product • The incubation and contracting of SMME businesses, particularly those situated in our doorstep communities, fosters economic growth and fosters a healthier economic ecosystem • Fostering a long-term relationship with customers Environment • The products we produce assist in cleaning the air through exhaust systems of automobiles and are expected to play a vital role in the future hydrogen economy • We do our utmost to ensure that the erosion of this value is kept to the absolute minimum • Working towards our 2040 target of being carbon neutral • Reduced environmental and carbon footprint • Lower operating costs on the back of improved water and energy efficiencies • Our rehabilitation and biodiversity programmes can assist the land impacted by our activities to recover to a usable and habitable status Economic value CARES Clean water/ air/ land Total returns Socio- economic stability Upliftment about our ENVIRONMENT SHAREHOLDERS Safety, health and wellness Costs Quality Volume GOVERNMENT Fair market access COMPANY Assured product Membership COMMUNITIES CUSTOMERS SUPPLIERS ORGANISED LABOUR Better lives EMPLOYEES Sibanye-Stillwater Integrated Report 2020 11 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

The COVID-19 pandemic was a Black swan 1 event, which resulted in a global public health crisis, limiting travel and changing the way we interact. Sibanye-Stillwater, with a workforce of 84,775, identified as early as February 2020 that it had to re-imagine working and living with COVID-19 while resuming operations with the aim of protecting lives and livelihoods. Rooted in our CARES values the Group proved adaptable and nimble in its response to rapidly evolving circumstances. The COVID-19 pandemic was determined not to be a separate risk – its impact was rather to serve as a trigger accentuating, or in some cases suppressing, most of the identified strategic risks to the business. This necessitated two dedicated risk reviews of our risk register to assist in understanding the underlying vulnerabilities of other risks impacted by COVID-19. For more information, refer to Managing our risks and opportunities within our external operating environment, from page 26). We developed appropriate health and safety protocols to ensure the safety of our workforce. These protocols were also intended to safeguard jobs and livelihoods, while ensuring the sustainability of the operations. COVID-19 has provided a major stimulus to accelerate our transition to a digital first organisation, and we have received immense value from technology in promoting enhanced collaboration across the operations. COVID-19 IN THE AREAS WE OPERATE SOUTH AFRICA The first case of COVID-19 was recorded in South Africa on 5 March 2020. The government was swift to declare a national state of disaster in terms of the Disaster Management Act ten days later. This was followed by the imposition of a social and economic lockdown from 26 March 2020, which was designed not only to disrupt the chain of transmission but prepare hospitals and expand health treatment and life-saving capacity ahead of the inevitable surge in COVID-19 cases. The national lockdown was divided into five alert levels, each with a decreasing degree of restrictions imposed on the movement and activities of people and businesses. Between 26 March and 30 April 2020 South Africa was placed under Alert Level 5 regulations which resulted in national restrictions on most activities including almost all mining, with only care and maintenance and essential service being permitted. On 1 May 2020, South Africa moved from Level 5 to Level 4, which effectively allowed mines to operate at 50% labour capacity, and from 1 June the industry was permitted to progressively ramp-up to 100% production subject to COVID-19 workplace restrictions being implemented. By the end of the first half of the year, between 70% and 80% of employees at all the SA operations had been recalled. As many of our employees reside within the surrounding communities, the COVID-19 rates were mirrored between the workforce and the communities. The Group however followed strict protocols and continued with daily screening of employees in order to proactively identify COVID-19 positive cases which enabled employees to make use of the isolation and quarantine facilities or choose to isolate at home. It was impossible to prevent the spread of COVID-19 among our employees and communities and the first reported case of COVID-19 was reported at the Western limb tailings retreatment plant (WLTRP), part of the SA PGM operations, on 18 March 2020. The South African mining industry 2 COVID-19 death rate is a third of the national death rate with a COVID-19 test rate above the global and South African test rate at 22.62%. The South African mining industry recovery rate is at 94.65% compared to the national South African recovery rate of 90.48%. UNITED STATES The first positive COVID-19 case in the state of Montana was recorded on 11 March 2020. While a stay-at-home directive was imposed on office/service employees from 26 March 2020 in an effort to disrupt the chain of transmission, our US PGM operations were not impacted by the restrictions and were allowed to continue operating provided they strictly adhered to requirements imposed by local health authorities. Specific actions that were taken included: • Adhering to strict hygiene and social distancing protocols • Demobilising contractors involved in growth capital activities for a specific period • Facilitating remote work for personnel that are not required on site • Prohibiting face-to-face contact with external parties and restricting site access to employees In crafting our COVID-19 response and strategy it was paramount that we were sensitive and compassionate to the unknown variables of the situation. It was on this basis that we provided job-protected leave to all employees who had underlying issues or had family members with compromised immunities. Montana experienced its first wave of cases during the fourth quarter of 2020, which impacted labour availability at our US PGM operations. COVID-19 – IMPACT AND RESPONSE 1 A Black swan event is an unpredictable event that is beyond what is normally expected of a situation and has potentially severe consequences 2 Source: Minerals Council South Africa, 4 February 2021 Sibanye-Stillwater Integrated Report 2020 12 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

APPROACH AND MEASURES ADOPTED BY SIBANYE-STILLWATER TO MANAGE THE PANDEMIC Governance Sibanye-Stillwater’s response was managed by an executive COVID-19 Strategy Steering Committee. It provided oversight, guidance and counsel to a multi-disciplinary Coronavirus coordination team – made up of technical streams such as health, safety, legal, finance, supply chain, information and communication technology (ICT) – which was responsible for the development and implementation of measures to prevent the incidence and limit the spread of COVID-19 among the workforce, ensure comprehensive and regular stakeholder engagement and develop business sustainability and post- COVID-19 recovery plans. The Group has developed and put in place detailed COVID-19 protocols (supported by a mandatory Code of Practice) including, amongst others, PPE, social distancing and daily screening and access management protocols. Sibanye-Stillwater also voluntarily invested in isolation and quarantine facilities to assist Government during this period. A wide range of stakeholders linked to our business was and continues to be engaged to ensure alignment with our protocols. The Company has also initiated a third-party compliance audit against its COVID-19 protocols. Our approach and efforts have remained aligned with the guidelines and best practices provided by the South African and United States governments, the World Health Organization (WHO) and the Centre for Disease Control and Prevention. Throughout 2020, we engaged with regulatory authorities, and industry bodies such as the Minerals Council South Africa and the International Council on Mining and Metals (ICMM). Moreover, we partnered with labour organisations such as The Employment Bureau of Africa (TEBA) to manage risks posed by migratory labour. Health and safety measures The measures that were adopted in March 2020 to mitigate the risk and limit the impact on our operations and stakeholders were – and remain – multi- faceted and are intended to cover all aspects of the business. These include: Workplace hygiene • Hygiene programmes and a disinfecting control programme has been enforced. Personal hygiene mitigation activities include awareness about physical distancing, regular sanitising of hands and the installation of sanitisers at biometric readers • Personal protective equipment (PPE, supported with specific COVID-19 PPE) and a social distancing protocol is strictly enforced for all employees in addition to the compulsory use of sanitisers which are supplied • Congregational areas, entry points, change houses and cages, for example, in the workplace as well as employee transport are regularly cleaned and sterilised Screening • Employee screening at company- managed facilities in South Africa is carried out regularly • Employees returning from leave or business travel undergo mandatory screening to identify any possible risk of exposure and to determine travel patterns and contact points to enable an appropriate response in the case of an outbreak. Any employees displaying symptoms or who have travelled to high risk areas undergo mandatory quarantine • Agreement has been reached in South Africa with TEBA to coordinate the screening and testing of all employees who migrate from neighbouring countries at their borders of entry, thus reducing exposure risk • Pre-shift screening of employees and contractors in the US has been implemented Travel restrictions • International and non-essential local travel has been banned and stricter approval processes for travel implemented Graph depicting the severe COVID-19 wave in Montana during Q4 2020 New confirmed COVID-19 cases per day, normalised by population MS A N M M N Sibanye-Stillwater Integrated Report 2020 13 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

COVID-19 – IMPACT AND RESPONSE CONTINUED • An early mandatory 14-day quarantine period and screening is in place for employees travelling to or returning from high-risk destinations. The quarantine period was later reduced to 10 days • Direct meetings at corporate office and on site have been prohibited, with access strictly controlled and all visitors subject to the same screening and hygiene protocols as employees. Restrictions on international and non- essential local travel was guided by the government regulations in both countries was initially banned and has been supported by a heightened internal approval processes for travel Vulnerability assessments Vulnerability assessments on all our employees at our SA operations have been performed. This requirement is part of a mandatory Code of Practice for the mitigation and management of COVID-19, which was issued by the Department of Mineral Resources and Energy (DMRE) on 19 May 2020. The objective of this Code of Practice is to identify employees who have significant co-morbidities and are at risk of a severe reaction to the COVID-19 virus and to reduce exposure to the virus where reasonably practicable. Another stipulation within this Code of Practice is the requirement to do vulnerability assessments to ensure employees are not only healthy but fit for work. For more information on the vulnerability assessments, please refer to the Health, well-being and occupational hygiene section on page 220. THE IMPACT OF THE COVID-19 LOCKDOWNS ON OUR EMPLOYEES It is a testament to Sibanye-Stillwater’s agility and resourcefulness during this crisis that we were able to ensure job security and were not compelled to retrench any employees in any area of the business. However, COVID-19 resulted in employees having to swiftly adapt to the new way of working to protect their health, those of their families and their livelihoods. South Africa The enforced suspension of our underground mining activities in late March 2020, combined with the strict restrictions placed on the movement of people, compelled the majority of our miners to return home until the mines were permitted to ramp-up production and they were allowed to return to work. Unfortunately, employees who returned home to neighbouring countries just before the lockdown (some remained in mine accommodation or local communities close to the operations) were stuck in their home countries on account of South Africa’s borders being closed. These employees were only able to begin returning to the operations after July 2020 when Sibanye-Stillwater was able to secure special travel permits. This had a range of consequences, not least of which was the financial impact. In the interests of employee safety and operational continuity a more measured and phased production build-up was deemed appropriate, particularly as employees from neighbouring countries and other provinces in South Africa were recalled. By mid-November 2020, the operations were operating at close to planned production rates with the employee complement close to pre- COVID-19 levels. US PGM operations While the US PGM operations continued to operate throughout the year, COVID-19 protocols, particularly compliance with social distancing requirements, had an ongoing negative impact on productivity. Restricted access to the operations also affected shift arrangements and blasting schedules, resulting in an 8% impact on productivity. Employee development In response to COVID-19, various leadership initiatives were embarked upon with the purpose to cut across regions, operational boundaries and levels. The initiatives focused on providing leadership with ways to focus on the optimal level of work. The initiatives are discussed within our Empowering our workforce section of this report, page 187. Wages and salaries Sibanye-Stillwater was able to pay a portion of the wages and salaries to the South African employees who were not at work during Levels 4 and 5. While wages and salaries were supplemented by the COVID-19 TERS payment scheme issued by South Africa’s Unemployment Insurance Fund (UIF), in all instances this was not equivalent to full basic pay. This situation resulted, in many instances, in rising financial indebtedness and economic hardships for employees and the extended families they support. In the latter half of the year, Sibanye-Stillwater’s financial literacy programme, CARE for iMali, has focused its efforts on assisting employees in tackling debts accrued during the pandemic (See the Fact sheet: Care for iMali). The Company did continue to pay employees’ full contributions to the various retirement funds as well as related risk insurance premiums, during the period. The Board of Directors and the Group Executive led by example by donating one third of their basic salaries for the months of May, June and July 2020 to the national “Solidarity Fund”. The Solidarity Fund was set up in consultation with the government to aid South African businesses, organisation and community to take care of the ill during the pandemic and mitigate the spread of the virus. Mental health services In an effort to alleviate some of the psycho-social impacts of the pandemic on the well-being of our employees, we expanded access to mental health services in June 2020 specifically at the SA operations. This includes management support, promotion of well-being and lifestyle changes as well as a broad range of services such as counselling and psychological and trauma issues. The access points include telephonic and face-to-face discussions both off-site and on-site based on employee preference. Specific resilience training was offered daily to health care workers facing the infectious pandemic. Sibanye-Stillwater Integrated Report 2020 14 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Engagement While the pandemic certainly had a negative impact on our workforce, this period was used by the Group as an opportunity to enhance our engagement with employees. Prior to the implementation of the national lockdowns, Sibanye-Stillwater launched the WeAreOne mobile application (app) as a means to engage with our workforce in a far more progressive manner than achieved previously. It proved vital in communicating information about the virus and as a means of recalling employees back to work. The application is downloadable from the Google Playstore and Apple App store and requires a mobile registration requiring an employee number to verify the employee. The application is available to all employees regardless of their location, airtime balance or access to technology and, importantly, at no cost to employees. The adoption and use of the WeAreOne platform has been at the forefront of enabling our workforce to stay engaged and connected. Within five weeks of its launch 40% (or approximately 35,000) of employees were using the app to receive the information they need; this has now increased to more than 50% of employees using the platform. (See Empowering our workforce, page 190; Harnessing continuous innovation, page 281). Prevention of COVID-19 stigma and discrimination remains important and we utilised WeAreOne to further awareness on our employee assistance programme that is available to support employees through this challenging time. Information is available and shared in English, Xhosa and Sotho. We are also continuing to keep employees informed through education campaigns via platforms such as sms, email, posters, leaflets and various podcasts. A dedicated 24-hour hotline which employees can use to reach the mine’s dedicated health care workers or the mine’s contracted services of health care workers assigned to assist with COVID-19, is available. This is in support to the Department of Health’s 24 hotline that is also available. Remote work and limitation of direct engagement The Small Office, Home Office (SOHO) project has been implemented as a permanent arrangement for eligible roles within the business both in South Africa and the United States in order to reduce the exposure to the virus through direct contact, where possible. This provided the Group with the opportunity to accelerate digitisation. Although the process was implemented as a result of the hard lockdown during COVID-19, the SOHO way of work is a full-time, home-based or remote working option to office-based employees. It is about creating our new way of working. For SOHO to be effective various projects streams had to ensure that all aspects related to the new way of working are addressed: • To understand the geographical distribution of employees that will use the small office solution – by setting up hot desks across the operations • To ensure software and hardware requirements are in place • To reduce overheads and the carbon footprint • To align performance management measures and conditions of employment Please refer to Empowering our workforce, page 191, as well as Harnessing continuous innovation, page 281, for further information. Employees in full PPE following COVID-19 protocols Sibanye-Stillwater Integrated Report 2020 15 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

COVID-19 – IMPACT AND RESPONSE CONTINUED MAKING A REAL DIFFERENCE FOR STAKEHOLDERS Sibanye-Stillwater has made significant contribution and support to its stakeholders and will continue to do so. Throughout 2020, Sibanye-Stillwater remained fully cognisant of the detrimental impact COVID-19 was having not only on our doorstep communities but the broader South African society. It was in this context that a range of contributions, in the form of financial donations and assistance and the provision of essential goods, were made during the year. The most significant of these are illustrated in the infographic below. The Group has also collaborated with Wits University on face shields for frontline health workers. The face shields are made by student and community volunteers from the Wits School of Mechanical, Industrial and Aeronautical Engineering, in a partnership between Sibanye- Stillwater and Wits University`s DigiMine. In response to the COVID-19 challenges, Sibanye-Stillwater donated a laser cutter and material to the Digital Makerspace team at the Wits TMG Makerspace, Wits Tshimologong Digital Innovation Precinct to produce PPE. The volunteers have produced over 6,700 shields from the Braamfontein campus at no cost, which have been distributed to Sibanye-Stillwater’s SA operations and community members. This project has been used as a training platform, to enable the transfer of skills. The volunteers are working on producing face shields from recycled plastic to reduce the impact Established 2,196 bed quarantine and isolation units* Provided PPE, oxygen tanks, sanitisation, tracking and tracing R57.7 million Support to local small businesses R14.5 million Contributions to the SA relief funds R23.1 million Social relief food parcels, water tanks, blankets and mattresses R5.5 million Financial support for non- working employees R1.5 billion Schools and education sanitisation and catch-up programmes R3.0 million COVID-19 communication education and awareness R4.0 million Counselling and psychological support extended to employees and families Employee donations matched by the company up to R2.0 million on the environment. The Group will distribute 3,700 face shields to health facilities around its operations in Gauteng, Free State and North West provinces. Roll out of vaccines The Group is willing to contribute R200 million towards the roll out of vaccines under specific conditions and has capacity to assist with the distribution of the vaccine at out SA operations. Through our 44 health sites we can administer vaccines to approximately 18,000 people per day and service our doorstep communities as well. It is also our objective to extend the vaccines to our employees and their extended dependents. * Sibanye-Stillwater’s mine accommodation and hospital have been converted into isolation and quarantine facilities in line with COVID-19 guidelines Sibanye-Stillwater Integrated Report 2020 16 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Employees dressed in their personal protective equipment, on their way to start their underground shift Sibanye-Stillwater Integrated Report 2020 17 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

WHAT DRIVES US SECTION 02 Our strategy and strategic delivery 19 Managing our risks and opportunities within the external operating environment 26 Social, Ethics and Sustainability Committee: Chairman's report 60 Embedding ESG excellence 62 Our material issues 68 Engaging with our stakeholders 72 Ore from the SA PGM operations 18 Sibanye-Stillwater Integrated Report 2020 18 Sibanye-Stillwater Integrated Report 2020 18 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

OUR STRATEGY Given the rapidly changing world in which we operate and the successful delivery on various strategic goals, our strategy was reviewed and revised during 2020. Two key changes were made: • Following delivery on the strategic focus area of “Deleveraging our balance sheet”, this pillar evolved into “Optimising capital allocation”, representing the progression of our focus from reducing debt to optimising allocation of capital in a manner which ensures sustainable creation of superior value to all stakeholders. This will be achieved through a combination of investment into securing our social legitimacy to operate through responsible mining as well as organic growth and to support value-accretive growth. See the Chief Financial Officer’s report for further detail • The focus area “Addressing our South African discount” was refined and amended to “Prospering in South Africa’s investment climate”, thus encompassing a more constructive and pragmatic approach to operating in South Africa, where the bulk of our assets are located. While the investment climate is not yet encouraging of private sector led growth, we have confidence in our ability to operate effectively in the South African context by maintaining the social and regulatory legitimacy to operate. We are hopeful that our commitment to prospering in South Africa will secure a meaningful shift in stakeholder sentiment to embrace business as an essential partner in social and economic development Optimising capital allocation Focusing on safe production and operational excellence Building a values-based culture Pursuing value-accretive growth based on a strengthened equity rating Prospering in South Africa’s investment climate Embedding ESG excellence as the way we do business “Superior value for all our stakeholders” Our strategy is intended to strengthen Sibanye-Stillwater’s position as a leading international precious metals group. Delivering on this strategy will in turn enable us to fulfil our purpose to improve lives through our mining and continue to deliver on our strategic intent of creating superior value for all our stakeholders. OUR STRATEGY OUR STRATEGY AND STRATEGIC DELIVERY Sibanye-Stillwater Integrated Report 2020 19 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Embedding ESG excellence in the way we do business Focusing on safe production and operational excellence Rationale • Superior ESG credentials and performance are necessary to maintain our licence to operate – both social and regulatory – as well as to maintain a strong investment rating • ESG performance is increasingly critical in how companies are evaluated Rationale • The continuous improvement of our safety performance and global cost competitiveness are key to the delivery of superior operating and financial performance • Safe production is aligned with our CARES values • Optimised efficiencies and productivity will ensure cost effectiveness and business viability Aim: to manage and mitigate our impacts – operational safety, occupational health and well-being, socio-economic and environmental – underpinned by thoughtful stakeholder engagement and complemented by supply of commodities that confer global social and environmental benefits Aim: to operate safely, without causing harm while optimising cost-efficiency Priorities • Establish holistic sustainable leadership capacity to enhance ESG management structures at all levels • Strengthen capacity at an operational level to lead social and environmental performance with occupational health and safety being immediate priorities • Align ESG performance with stakeholder expectations, with an emphasis on their most material issues and concerns • Secure increasing involvement in commodities that are of benefit to people and the planet Priorities • Attain safety performance comparable to ICMM peers • Ensure depth of technical expertise to support safe production and operational excellence, particularly at our SA operations • Incorporate technical requirements into succession planning while realising opportunities to enhance demographics • Ready teams and capabilities for growth outside of South Africa Building a values-based culture Optimising capital allocation Rationale • A strong values-based, ethical organisational culture provides a solid foundation for values-based decision making and conduct in support of our purpose that reads, “Our mining improves lives” • Having our CARES values as the primary driver of our decisions and actions facilitates cohesion and unity of purpose under the banner of ‘We are one’ • Such a culture is the foundation of a high-performance organisation and is conducive to operational excellence Rationale • Having successfully reduced debt, the focus is now on efficient capital allocation to support growth • Enhanced and sustained returns on capital will support strategic growth and the continued viability of our business, and deliver sustained value to shareholders and other stakeholders over time Aim: to instil an organisational culture based on our culture growth programme, CARES values and Code of Ethics Aim: To ensure effective use of capital and thus long-term organic growth and value creation Priorities • Ensure we live our CARES values in the ethical conduct of our business and in line with good governance • Promote values-based behaviour to support operating excellence • Promote diversity and inclusivity Priorities • Transition to enhanced and structured capital allocation with a focus on returns • Prioritise continued shareholder returns • Structure capital allocation to enhance organic growth projects and corporate activity, while minimising debt Prospering in South Africa’s investment climate Pursuing value-accretive growth Rationale • Given the extent of our South African presence, it is essential to operate optimally and realistically with appropriate systems and processes in place to manage and mitigate any risks and challenges arising as a result of the local socio-economic context Rationale • Sustaining competitiveness in the longer term in dynamic commodity markets helps to ensure continued strategic growth • Diversified geographic and commodity footprints are critical to growth and delivery on our purpose and strategy, particularly given evolving market requirements for precious and industrial metals Aim: to optimise the value of our orebodies and operational life of mine, given prevailing risks and challenges Aim: to establish a diversified international resource base that enhances our relevance as a global leader in meeting demand for precious metals and green commodities Priorities • Operate optimally and realistically, given prevailing investment risks • Nurture the South African investment climate by advocating for favourable policy, regulations, and infrastructure services • Work to improve social cohesion within host mining communities by establishing socio-economic partnerships with local stakeholders • Address the Marikana legacy (refer to Marikana renewal fact sheet) Priorities • Lay the groundwork for greater geographic and product diversity – initially an entry into battery-related materials such as lithium, nickel and cobalt • Secure international gold acquisitions • Establish global leadership to manage diversification • Enhance customer relations in readiness for diversification into “tomorrow’s industrial mix of new and evolving technologies” OUR STRATEGY, ITS RATIONALE, AIMS AND PRIORITIES The rationale, aims and priorities for each strategic focus area are as follows: OUR STRATEGY AND STRATEGIC DELIVERY CONTINUED Sibanye-Stillwater Integrated Report 2020 20 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Sampling water close to the US PGM operations Sibanye-Stillwater Integrated Report 2020 21 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Performance and outlook by strategic focus area Progress made Steady performance More work to be done 2020 – what we did 2021 and beyond - future focus and targets Strategic focus area – description Strategic delivery 2020 Status 1. Embedding ESG excellence in the way we do business • ICMM membership process completed, highlighting our commitment to ESG excellence • Strong ESG strategy progressed to meet sustainable development performance expectations • Provided substantial support to employees and communities to alleviate financial and social distress resulting from COVID-19 • Board gender diversity boosted by appointment of two female members • Received recognition for various ESG achievements For detail on our performance in terms of this strategic focus area see the following sections: Embedding ESG excellence, Corporate governance, Remuneration report, COVID-19 – impact and response, Empowering our workforce, Continuous safe production, Health, well-being and occupational hygiene, Social upliftment and community development and Minimising our environmental impact • Deliver ESG performance in line with stakeholder expectations – – areas of focus informed by strategic risks and opportunities (tailings management, water security, carbon emissions, mine accidents, occupational health, social incidents, human rights, regulatory compliance) – – launch decarbonisation programme that aims to achieve net zero by 2040 – – targetting 30% of the workforce to comprise of women by 2025 • Formalise ESG management, evaluation and recognition systems – – strengthen specialised ESG leadership capacity and management systems, where necessary – – incorporate ESG performance metrics into the performance conditions lost time injury (LTI) awards • Secure increasing exposure as a supplier of commodities with positive global ESG impacts 2. Focusing on safe production and operational excellence • Solid safe production results achieved despite COVID-19 disruptions in H1 2020 and gradual build-up in H2 2020 • Operating strategies refined to enhance operational effectiveness while working with COVID-19 • Blitz project ramp up delayed by operational challenges and COVID-19-related constraints • Significant progress made in establishing a digital first organisation • Technical and operations management strengthened through C suite appointments with bench strength readiness for integration and international growth For detail on our performance in terms of this strategic focus area see the following sections: Leadership view, Chief Financial Officer’s review, Delivering value from our operations and projects, Continuous safe production and Harnessing continuous innovation • Secure safety improvement consistent with a five year trajectory to meeting ICMM benchmarks total recordable injury frequency rate (TRIFR) • Optimise operational staffing for productivity, volume and coverage of fixed cost based on COVID-19 experience • Operating segment specific improvement priorities – – SA gold operations – – position for sustained safe production profile with acceptable margin – – drastically reduce care and maintenance costs – – SA PGM operations – – institutionalise synergies and realise potential of mining across boundaries – – harness processing optionality – – US PGM operations – – mining technical focus to boost Stillwater West delivery and regain Blitz capital project build up momentum OUR STRATEGY AND STRATEGIC DELIVERY CONTINUED DELIVERING ON OUR STRATEGY Sibanye-Stillwater Integrated Report 2020 22 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Performance and outlook by strategic focus area continued Progress made Steady performance More work to be done 2020 – what we did 2021 and beyond – future focus and targets Strategic focus area – description Strategic delivery 2020 Status 3. Building a values-based culture • Continued to advance the culture growth programme launched in 2019 to unite all through a shared, unified values-based culture. This programme aims to empower people, to rebuild workplace confidence, to develop an engaged leadership throughout the organisation and to ensure that values-based decision-making is at the core of our business • Strengthened leadership resilience and agility, with adoption of values-based culture accelerated by COVID-19 challenges • Diversity and inclusion programme launched with focus on women in mining For detail on our performance in terms of this strategic focus area see the following sections: Leadership view, Corporate governance and Empowering our workforce • Promote adoption of value-based behaviours conducive to safe production excellence • Embed “working with COVID-19” operating philosophy into the organisation’s values- based culture – – Transition newly adopted work practices into the reimagined standard for operations – – Adopt digital work methods required to work with COVID-19 as new routine practice – – Intensify focus on emotional, social, spiritual and digital well-being of employees • Pursue the diversity and inclusion programme – – Secure meaningful progress in establishing a gender friendly work environment and on improve gender representation in all functions and levels 4. Optimising capital allocation • Strong safe production results supported by robust commodity prices enabled accelerated conclusion of the corporate deleveraging • US$384m convertible bond successfully converted ahead of schedule • Improved earnings enabled declaration and payment of shareholder dividend • Gross debt reduced to US$1.2bn (excluding Burnstone) in line with target • Net cash positive position of R3.1bn (US$210m) attained by year end with a 0.06x net cash: adjusted EBITDA ratio • Shareholder dividend declared for 2020 of R10.7bn (US$725m) • Also paid R181m (US$11m) to participants in Marikana and Rustenburg in terms of employee share schemes For detail on our performance in terms of this strategic focus area see the following sections: Leadership view and Chief Financial Officer’s report • Transition from deleveraging focus to capital allocation strategy – – Establishment of formal capital allocation model under oversight of the Board Investment Committee – – Priority allocation towards sustained superior shareholder returns with industry leading dividends re-established – – Structured capital deployment to organic growth projects and strategic investments Sibanye-Stillwater Integrated Report 2020 23 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Performance and outlook by strategic focus area continued Progress made Steady performance More work to be done 2020 – what we did 2021 and beyond – future focus and targets Strategic focus area – description Strategic delivery 2020 Status 5. Prospering in South Africa’s investment climate • Participated in active stakeholder engagement to promote competitiveness and business-led growth and to address the COVID-19-related social and economic impact • Maintained trustworthy relations with unions • Ensured an engaged, empowered and supportive workforce • Settled three-year wage agreement for Kroondal • Strong ESG focus on social factors helped to support stable mine communities For detail on our performance in terms of this strategic focus area see the following sections: Leadership view, Delivering value from our operations and projects, Empowering our workforce and Social upliftment and community development • Apply operating model to optimize resource value with due regard to South African investment risk reality – – Commit capital to organic growth subject to risk mitigation and hurdle rate considerations • Nurture the South African investment climate – – Business advocacy to secure policy, regulation and bulk infrastructure services that improve investment confidence in South African mining • Improve social cohesion with mining communities – – Address legacy of the Marikana tragedy as a platform for social cohesion – – Socio-economic partnerships with local stakeholders drawing on the Good Neighbor Agreement construct as a model for inclusive socio-economic development 6. Pursuing value-accretive growth • Reviewed opportunities for establishing an international gold operating footprint • Refined our automotive drive train, green energy and battery metal intelligence • Concluded work to enable an initial entry into battery metals with the Keliber investment in March 2021 For detail on our performance in terms of this strategic focus area see the following sections: Leadership view and Chief Financial Officer’s report • Realise value-accretive growth into an increasingly internationalised and commodity diversified major mining corporation – – Conclude C-suite leadership transition suited to operation as a major global corporate – – Advance potential gold transactions aimed at securing a meaningful international footprint – – Initiate entry and continue into the battery materials space – – Re-align growth strategy toward tomorrow’s industrial mix of new and evolving technologies The SA PGM previous metals refinery OUR STRATEGY AND STRATEGIC DELIVERY CONTINUED Sibanye-Stillwater Integrated Report 2020 24 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

At the SA PGM operation’s UG2 concentrator (photo taken pre-COVID-19) Sibanye-Stillwater Integrated Report 2020 25 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL OPERATING ENVIRONMENT OUR APPROACH Our approach is to identify and consider those risks and opportunities, arising internally or externally to the operating and business environment, that could potentially negatively impact or positively boost our ability to deliver on our strategic objectives, and ultimately positively or negatively impact our goal of value creation for all our stakeholders over time. The aim of our enterprise risk management (ERM) process is to establish the degree of risk acceptable in the achievement of our strategic objectives. We aim to achieve an appropriate balance between risks and their mitigation on the one hand and any opportunities to be pursued on the other. Our opportunity and risk management process is at the heart of our corporate strategy review process, with the strengths and weaknesses of the Group (effectively the quality of our strategic risk controls) mapped on to the strategic opportunities and risks that would respectively support or inhibit attainment of our superordinate goals. Consideration of developments in the external environment and the views of external stakeholders are an integral component. This cascades into the definition of strategic focus areas with defined implementation plans through which we harness our corporate strengths to capitalise on opportunities and address weaknesses to make us less vulnerable to the risks. A similar approach is replicated in the operating segments to improve the certainty of each segment delivering the expected safe and responsible production of commodities on a sustainable basis. Our ERM framework and processes are based on the ISO 31000 Risk Management: Principles and Guidelines, COSO Enterprise Risk Management Framework and King IV Report on Corporate Governance. They guide us in identifying risks and opportunities in the context of our strategic objectives and the prevailing dynamics in our internal and external operating environment. Once identified, the risks and opportunities are evaluated against the board approved impact matrix and plans are developed to reduce the risks and to act on the opportunities. In terms of King IV, risk management is a key governance functional area. The Risk Committee oversees risk management on behalf of the Board, which has ultimate responsibility. See Corporate governance, pages 114, 117-118, for further detail on the Risk Committee, and its composition and activities in relation to risk governance. In addition, the Board and Risk Committee are supported by the Audit Committee which reviews external assurance of our strategic risks. Our risk management processes 1. Establishing the context • Corporate strategic goals and superordinate objectives are reviewed and updated • Define our strategic or operational objectives • Review the external business and operating environment and the interface with our strategic internal positioning • Review our risk appetite per strategic risk category • Set and approve risk tolerance levels • Review and update the impact matrix • Review and update the role and responsibility matrix Governance structures involved: C D E 2. Identify • Implement risk management processes in line with the ERM Framework – occurs daily at the operational and business units • Identify the threats or opportunities that may have an impact on the attainment of our strategic goals • Scan internal and external business and operating environment for new or emerging risks • Compile risk register – by function for group, operating segment, operations, service departments and/or business units Governance structures involved: A B C 3. Analyse and evaluate • Interrogate risks to understand root causes, negative and/or positive consequences on the achievement of the strategic objectives • Assess the inherent severity and likelihood against approved impact matrix • Assessment, review and consolidation of risks, involves prioritising and ranking by inherent severity and likelihood • Assess the need for risk treatment and the priority for the treatment implementation Governance structures involved: A B C A At operating level, business units and group level B Risk management function C Executive management Risk Committee Board E D Sibanye-Stillwater Integrated Report 2020 26 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Our risk management processes continued 4. Assessment and treatment • Identify existing controls • Develop mitigation plans and implement controls • Assess, monitor and review the effectiveness and adequacy of controls Governance structures involved: A B C 5. Review, report and monitor In terms of the roles and responsibility matrix, the following roles are the function of: Executive management: • Is responsible for overall risk governance, for managing and monitoring success of controls and mitigation plans, and for determining whether risks are within the limits of our risk appetite • Considers impact of external and internal environments • Participates in a formal strategic risk workshop held annually • Reviews risk register, participates in annual group risk workshops, and conducts various risk analyses such as PESTLE • Is supported by corporate strategy and group risk management functions • Reports to the Risk Committee Risk Committee and Board: • Reviews priority risk registers submitted by executive management twice a year • Assesses and approves Group risk appetite and tolerance levels annually Risks and opportunities are continuously monitored outside the formal review cycles to enable a dynamic response to material developments. Governance structures involved: B C D E RISK APPETITE AND TOLERANCE Key to risk management is determining the extent of risk and uncertainty that are tolerable in achieving our strategic objectives. Risk appetite and tolerance levels and their management are essential aspects of the ERM process. We define risk appetite as a strategic statement of the degree of risk that we are willing to take on in respective risk categories to achieve our strategic objectives. Risk tolerance is defined as the level of risk which, after risk mitigation, we strive to keep specific risks within. Remedial action is developed to address risks that are identified to exceed the defined tolerance level. Our Group risk appetite statement and tolerance levels are reviewed and approved annually by the Board through the Risk Committee. Given the dynamic environment in which we operate, and the context provided by our risk appetite statement, strategic risks are monitored continually against the set tolerance levels to enable us to identify and manage those risks that are most material. THE EXTERNAL ENVIRONMENT FOR OUR BUSINESS AND OPERATIONS DEVELOPMENTS IN THE EXTERNAL ENVIRONMENT There are several global and local trends that require a re-evaluation of the likelihood and consequence of the risks and opportunities identified. Sibanye-Stillwater’s business is greatly influenced by the external macro- environment in which we operate and the evolving role of commodities in the world economy. Our ability to create superior value for all our stakeholders depends on how well we remain relevant to the changing priorities in the external environment. 2020 was the year in which volatility and uncertainty rose to extreme levels across the globe. The unprecedented combination of a global pandemic accompanied by significant geopolitical developments, disruptions to global trade patterns and shifts in fiscal policy resulted in extreme volatility in the world’s industrial, financial and monetary systems that had major implications for commodity markets. The pandemic also exposed deepening inequality between developed and emerging economies. A At operating level, business units and group level B Risk management function C Executive management Risk Committee Board E D Sibanye-Stillwater Integrated Report 2020 27 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL OPERATING ENVIRONMENT CONTINUED Material influences in our external operating environment COVID-19 2020 proved to be a particularly challenging year, dominated as it was by the rapid spread of the highly contagious SARS-CoV-2 virus that resulted in the global COVID-19 pandemic. (Related risks 1: 3, 5; related opportunities 1: 2, 6, 7) Our strategic response The Group’s response to the COVID-19 threat was fast, decisive and thorough. Early on the Group established the COVID-19 Steering Committee headed by the CEO and supported by related working groups in order to proactively ensure that all the necessary precautions, protocols, facilities and procurement were sourced and expedited which enabled the Group to adopt and maintain a balanced approach that ensures the safety, health and wellbeing of employees, contractors and communities as the overriding priority while ensuring business continuity and sustainability of all operations. We have contributed and supported vulnerable stakeholders during COVID-19 by means of food parcels, sanitation, counselling and psychological support, continued awareness campaigns and support to non-working employees. The Group’s board and executives were among the first to donate a portion of their salaries to the Solidarity Fund in support of social relief programmes. The Group also permanently moved to a small office home office (SOHO) model for its corporate office and, where possible, supporting staff who are able to work remotely will continue to do so. This not only lowers the exposure risk for these employees during COVID-19, but also enables a more efficient, digital working environment. For more details on all measures implemented, see COVID-19 – impact and response. Impact A significant feature of the past year was without doubt the COVID-19 pandemic. Reviews of the Group’s strategic risk register determined that the pandemic was not a separate risk – its impact was rather to serve as a trigger accentuating, or in some cases suppressing, most of the identified strategic risks to the business. Most critically, the COVID-19 pandemic simultaneously triggered multiple strategic risks in the operational, social, financial, economic and regulatory categories. While the Group’s business continuity arrangements were primarily designed around individual risks occurring in isolation, the multi-disciplinary business continuity committee, under the leadership of the CEO, proved effective in managing the simultaneous impact of multiple strategic risks to navigate an effective strategic course for the business. Key strategic risks affected included those relating to health and safety, operational delivery, socio-political instability, cybersecurity, unreliable and expensive electricity supply, the regulatory framework and the global economic context that translates into volatility in the market supply demand balances for commodities. Operational delivery was substantially disrupted during the periods of lockdown in South Africa and due to the need to implement COVID-19 precautionary measures. The SA government reacted swiftly and decisively at the start of the COVID-19 pandemic which saw the establishment of the Solidarity Fund, a hard lockdown to prepare the health facilities for waves to come, and among others, utilised the reserves from the Unemployment Insurance Fund to reduce the impact on the livelihoods of people who were not able to work as a result of the lockdown. Counterintuitively the residual health and safety risk declined somewhat. This was due to the level of attention paid to and diligence in managing the disruptions to operations within the company to guard against an elevated inherent risk. The inherent cybersecurity-related risk increased with most office workers being based off-site at home, although the controls in place have proved effective for the new working arrangements, and the level of residual risk was therefore unchanged year-on-year. 1 For more detail on risks, please refer to page 42 and page 45 onwards. Opportunities can be found from page 55 onwards Sibanye-Stillwater Integrated Report 2020 28 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Material influences in our external operating environment continued COVID-19 continued While temporarily alleviated due to reduced electricity demand during periods of suppressed economic and social activity, the risk relating to reliability and affordability of electricity supply has re-emerged. This risk is compounded by the on-going operational and financial underperformance at the South African national power utility, Eskom. The effect of COVID-19 on communities was to aggravate social tensions although the ability of communities to mobilise was reduced during the periods where in person gatherings were restricted. While global economic activity was severely depressed due to COVID-19 affecting industrial commodity demand during the initial phase of the pandemic, the bounce back to normalised levels has been more rapid than expected. The suspension of mining activity and subsequent gradual return to normal production in South Africa impacted supply at the same time that demand for these metals dropped. See COVID-19 – impact and response for more detail on action taken to address and manage the operational and social impacts of the pandemic at our operating sites and within our host communities. Outlook Although the global pandemic and response strategies are maturing, considerable uncertainty remains around how further outbreaks and mutations of the virus may impact on societies and economies. Much depends on the successful roll out of the various vaccines and their efficacy in the context of new variants that are emerging. We are actively monitoring trends and developments and preparations have been made to support roll out of the vaccine to employees and in host communities as soon as it is available. Sibanye-Stillwater has publicly stated that it is willing to avail its medical facilities and resources to administer the vaccines to employees and family members. In addition, the Group is willing to procure vaccines to expedite the national roll out in South Africa in support of the goal of population immunity. Sibanye-Stillwater Integrated Report 2020 29 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Material influences in our external operating environment continued GLOBAL MACRO ENVIRONMENT Partly triggered by the COVID-19 pandemic, the global context of 2020 was characterised by mounting macroeconomic risks, easing monetary policy, deepening political tensions between major economies affecting global trade, and rising nationalism with a move towards protectionist policies by many of the world’s larger economies. (Related risks: 4, 8; related opportunities: 2) Our strategic response Through commodity and geographic diversification, Sibanye-Stillwater is resilient to the global economic disruption. Our presence in the PGM markets built up during a cyclical low spanning from 2016 to 2019 positioned Sibanye-Stillwater for the anticipated recovery in PGM prices as the supply demand balance, as expected, evolved into deficit. Dynamic management adapting to the circumstances enabled us to safely exceed originally planned productivity levels thereby taking advantage of the elevated price environment. Impact The global macro-economic and geopolitical landscape has a major influence on the supply and demand fundamentals of the commodities we produce. As the pandemic wave spread across the globe investors initially sought a safe haven in gold investments, which served to spur the price to levels above US$2,000 in August 2020. Commodities with primarily industrial applications, such as our PGM’s are indirectly impacted through slowdowns in global manufacturing activity, trade and consumer demand. While initially balanced by shortfalls in supply, demand has picked up more rapidly than generally anticipated with a V-shaped bounce. This has resulted in a substantial increase in the PGM basket price after an initial decline in early March 2020 as the markets reacted to the uncertainly at the time. Outlook According to the World Bank, global growth is expected to recover from the contraction in 2020 with growth at around 4% year- on-year in 2021 and sustained at normalised levels thereafter. Commitments to continued expansionary stimulus policy with low real interest rates over at least the next two years are constructive for gold as an investment option. The speed and effectiveness of the global COVID-19 vaccine roll out is regarded as a critical factor that could influence the extent and pace of economic recovery. Despite the initial fears during 2020, the possibility of a global economic downturn being triggered has receded with commodity demand projections remaining robust. Sibanye-Stillwater remains well positioned to navigate this external landscape through its exposure as a diversified precious metals producer. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL OPERATING ENVIRONMENT CONTINUED Gold pour at the SA gold operations Sibanye-Stillwater Integrated Report 2020 30 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Material influences in our external operating environment continued SOUTH AFRICA’S OPERATING CONTEXT Persistent weak economic growth in South Africa with rising unemployment and negative GDP per capita growth are the significant factors contributing to widespread social unrest. Even before the impacts of the COVID-19 pandemic, real GDP growth forecasts to 2022 were near 1%, which is insufficient to address the triple challenge of poverty, unemployment and inequality. Mounting national debt and unsustainable fiscal deficits compound the social and economic challenges. The spread of the pandemic to South Africa changed the already-challenging economic outlook for the worse, while further exposing deep structural divides in the economy. This situation was compounded by the downgrade of South Africa’s credit rating to junk status in March 2020. Regarding electricity supply, ageing power plants, a backlog in essential maintenance and a substantial debt burden is increasingly impeding state-owned utility Eskom’s ability to provide affordable and reliable electricity. This continues to result in load curtailment and escalation of electricity tariffs at substantially above inflation rates. (Related risks: 1, 2, 3, 4, 9 10 ; related opportunities: 3, 4, 5) Our strategic response Sibanye-Stillwater has a clear strategy to prosper despite the adverse social and economic climate that prevails. Through this strategy we: • work to improve social cohesion within host mining communities by establishing socio-economic partnerships with local stakeholders • address the Marikana legacy (refer to the Marikana renewal fact sheet) • adopt intensive security operations to preserve the integrity of our assets and ensure operational continuity The availability of emergency generators (as partial back-up) at our mines caters for the risk of unplanned localised power disruptions that are mostly unrelated to pre-warned load curtailment. The safety of our employees is of paramount concern and we have established clear protocols and implemented measures to ensure employee safety in the event of a major power supply failure, and together with Eskom agreed on specific protocols to mitigate the impact of load curtailment at our operations. We are also advancing private power generation from renewables as a means to improve the reliability and affordability of power in South Africa. Impact With our South African operations accounting for 81% of total Group production, social instability has a significant impact on our business. Deepening inequalities and rising unemployment has inevitably contributed to social distress in the country and this is strongly evident in our doorstep communities. In turn, these factors are further contributing to social disruption, escalating lawlessness and criminal activity, all of which are an ongoing threat to our operational activities in South Africa and add to an increasing cost burden, particularly through heightened security measures. In terms of electricity the ongoing price hikes and frequent supply disruptions impact on the competitiveness of our operations, creating a real risk that the lives of the more marginal operations could be foreshortened. Outlook Ongoing energy supply constraints and delays in the COVID-19 vaccine roll out are expected to be key factors inhibiting a recovery in the SA economy. While a bounce in GDP is forecast in 2021, longer-term GDP growth is forecast to remain at lethargic levels without structural reform that promotes private sector led growth in the South African economy. Sustained weakness in the Rand:US dollar exchange rate as a result of the economic, fiscal and monetary challenges may however benefit the revenues generated by the Group’s SA gold and SA PGM operations. Sibanye-Stillwater Integrated Report 2020 31 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Material influences in our external operating environment continued SOUTH AFRICA’S INVESTMENT CLIMATE Several factors continue to shape the investment climate in South Africa, not least of which are the policy and regulatory environment, the status of bulk infrastructure services and social stability. Unreliable and costly bulk infrastructure, most critically electricity, result in elevated cost structures that undermine the business case for investment. (Related risks: 2, 3, 6, 10; related opportunities: 1, 3, 4, 5) Our strategic response Our capital allocation criteria appropriately accommodate the risk factors by imposing a higher hurdle rate on potential major capital investments in South Africa. Despite the elevated hurdle rates, feasibility studies have demonstrated the viability of three major capital investments representing a R6.3 billion commitment securing 7,000 jobs. These were approved early in 2021. For more information refer to Delivering value from our operations and projects. Moreover, we actively and constructively engage with the government directly and through industry bodies such as the Minerals Council South Africa to facilitate solutions to mining regulatory challenges and uncertainty. In addition, together with business associations, we continue to nurture the South African investment climate by advocating for the structural reforms required to establish a climate conducive to capital investment through policy, regulatory, and infrastructure services overhaul. Impact Regulatory requirements combined with cumbersome administration and inefficient national public services erode the commercial rationale for investment. Several new bills, amendment bills and new draft policies before parliament, which have been delayed owing to the onset of the COVID-19 global pandemic. These delays are prolonging regulatory uncertainty, particularly in terms of the regulated management and reporting of environmental impacts in and surrounding mining operations. Further to this, although the Minister of Mineral Resources and Energy has withdrawn the appeal on the declaratory ruling on the continuing consequences of historical empowered ownership, certain aspects of the 2018 Mining Charter remain subject to a review application that is yet to be heard in court. Outlook South Africa’s operating outlook remains challenging, at least in the short-term, with expectations of load shedding and tariff increases to continue in 2021. Although regulatory uncertainty remains, the strong voice of business in South Africa is gaining positive momentum. With the mining industry generating positive returns, taxes and royalties boost the fiscus as Government prioritises its immediate efforts to managing the COVID-19 pandemic and implementing a nation-wide vaccination programme. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL OPERATING ENVIRONMENT CONTINUED Existing infrastructure at the Burnstone gold project Sibanye-Stillwater Integrated Report 2020 32 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Material influences in our external operating environment continued STAKEHOLDER EXPECTATIONS AND SHAREHOLDER ACTIVISM Stakeholders expect far more from companies than a decade ago. There is increasing pressure on mining companies to not only demonstrate that they can responsibly allocate and manage capital but, more importantly, that they can prove a solid and responsible commitment to dealing with environmental, social and governance (ESG) issues. It is only through such commitment that we can ensure and maintain not only our regulatory licences but, more importantly, our social licence to operate and our legitimacy with our shareholders. (Related risks: 1, 3, 5, 9; related opportunities: 3, 4, 5) Our strategic response Sibanye-Stillwater is committed to ESG excellence and continual improvement. We have firmly embedded ESG considerations within both our strategy and operating practices. Although ESG considerations have always been part of how we do things, we are heightening our efforts and awareness by setting specific targets to enable a clear path to improvement and supporting. Refer to Our purpose, vision and strategy section. In addition, the green commodities that we produce are an important facet of our ESG performance through their contribution towards global environmental and social well-being. Our ESG credentials are further enhanced through our standing as a world-leading PGM recycler supplying PGM ounces that carry an environmental footprint at a fraction of the equivalent mined ounces. Moreover, Sibanye-Stillwater’s equity interest in DRDGOLD provides involvement in tailings recycling through a dedicated environmental cleanup and rehabilitation operation. Impact ESG factors represent an increasing imperative that influence the investability of a company. Without sound ESG credentials, there is a significant risk of a company being uninvestable or at least trading at a significant discount to its peers. Certain social and environmental risks feature prominently in the risk register. The heightened focus on ESG performance corresponds with the growing demand globally for all companies to be transparent in the reporting of the full range of the ESG impacts of their operations. There are both risks and opportunities in relation to ESG. See Pursuing opportunities. Outlook Stakeholder expectations in respect of responsible operations are expected to become ever more exacting. While the current focus on how responsibly operations are conducted will remain, investors will increasingly take into account the impacts of the corporation’s products on key ESG issues, and climate change in particular, in their investment decisions. As ESG rating systems converge on norms that are becoming established, they are likely to elevate in importance as the basis in supporting the transition from exclusionary investment to active investment prioritisation based on ESG considerations. The Good neighbor stakeholder agreement enables collaboration at the US PGM operations in Montana, operating in a pristine environment Sibanye-Stillwater Integrated Report 2020 33 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Material influences in our external operating environment continued CLIMATE CHANGE Among the series of global challenges that characterised 2020, increasing recognition of the imperative to address global warming remained the defining challenge facing the sustainability of the planet and mankind. If nothing else, the various lockdowns that were imposed during the course of 2020 served to focus the spotlight on climate change and the impact business and society at large have on the environment. The world is at a point where the social and political consensus is for action on climate change. The commitment in the Paris Climate Agreement to achieve ‘net zero’ greenhouse gas emissions by 2050 subscribed to by most of the world’s leading nations effectively requires a complete overhaul and replacement of the entire global infrastructure in the space of thirty years, even as that infrastructure continues to grow. Many countries have or are in the process of actively regulating climate change with aggressive targets and are providing funding and incentives to meet these. The energy transition is happening and will substantially change markets over the next thirty years, particularly over the next ten. (Related risks: 2, 6; related opportunities: 1, 3, 5, 7) Our strategic response Given the urgency to which climate change is being addressed at an international level, and of the risks and opportunities to Sibanye-Stillwater’s business in the medium to long term, in 2020 we drafted a climate change position statement and have a climate change response programme in place. Alongside this development we continued to pursue resource efficiency initiatives, particularly energy initiatives, to reduce carbon emissions and thereby limit our impact on climate change. Reflective of our commitment to combat climate change, we have set a target to be carbon neutral by 2040. For more information on this, refer to page 251. Regarding our effect on climate change and the related risks, consideration is being given to reporting in line with the Task Force on Climate-related Financial Disclosures (TCFD). Impact Climate change is, and will continue to have, a threefold impact on Sibanye-Stillwater’s business. Firstly, the effect our operations have on climate change through greenhouse gas and SO2 emissions; secondly, the impact of climate change on the Group and our operations, which largely relates to increasing water shortages and water security for which we need to plan; and thirdly, the effect that climate change is likely to have on PGM demand as these metals are core to reducing vehicle emissions and to enable the fuel cell and hydrogen economy. The latter is impacted by the evolution of the powertrain technology mix. (For further information refer to Pursuing opportunities, page 57.) Outlook With the global aim to curtail global warming to below 1.5ºC, the battle to slow climate change is expected to take centre stage over the forthcoming decades. This will inevitably spur research and development of new technologies that are likely to incorporate the products Sibanye-Stillwater mines and markets and is expected to create major new opportunities for battery metals and novel applications for PGM’s in the green hydrogen economy. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL OPERATING ENVIRONMENT CONTINUED Sibanye-Stillwater Integrated Report 2020 34 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Material influences in our external operating environment continued POLITICAL DEVELOPMENTS IN THE US The 2020 elections in the United States (US) yielded a change of administration that is expected to result in some significant shifts in government policy. Some of the main focus areas for the newly-elected administration include tackling the COVID-19 pandemic, promoting domestic economic recovery, and addressing climate change with strong emphasis on environmental protection. (Related risks: 6; related opportunities: 3, 5, 7) Our strategic response Our world-class mining and processing operations in the US have been built and are operated to limit the impact and emissions on the environment. We will however continue to monitor the impact of possible new legislation on currently permitted environmental limits and mining tax regimes. Impact In terms of our US PGM operations, the pro-mining stance of the previous administration that established strong incentives for mining developments. The US has also rejoined the Paris Climate Agreement and renewed its commitment to reducing greenhouse gas emissions. This could have positive repercussions for PGM demand and other green technology commodities through the adoption of more rigorous emission standards and presenting opportunities for low-carbon technology. Outlook While new mining concessions and expansions may be subject to more stringent scrutiny, this has limited relevance for Sibanye- Stillwater’s US PGM operations where long-term authorisations are in place. In addition, PGM’s enjoy recognition as strategic commodities that support a green future. Robotic sampling at the Columbus metallurgical facility at the US PGM operations Sibanye-Stillwater Integrated Report 2020 35 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

COMMODITY FUNDAMENTALS OVERALL PGM COMMENT The impact of the COVID-19 pandemic on the global economy during 2020 was profound and led to an approximate 14% decline in global demand for platinum, palladium and rhodium. The impact of this decline in demand on PGM prices was short lived however, with prices recovering rapidly at the end of Q1 2020, following the imposition of the country-wide lockdown in South Africa from late March 2020. The suspension of mining until May, followed by a gradual ramp-up in production during the remainder of the year, resulted in global primary platinum, palladium and rhodium supply declining by approximately 11% for 2020, largely offsetting the drop in demand. Secondary supply from recycling was also 10% lower due to COVID-19 related restrictions, which affected global recycling logistics, as well as fewer vehicles being scrapped. Converter plant failures at Anglo American Platinum Limited’s processing operations in Q1 2020 and Q4 2020 exacerbated the supply shortfall from South Africa, with the second outage adding to an already tight market and driving PGM prices higher at year end and into 2021. PLATINUM Review of 2020 The platinum price in 2020 was range bound between US$623/oz and US$1,078/oz, averaging US$891/oz for the year. In some ways, the price was helped by the COVID-19 pandemic in that operational constraints in South Africa significantly reduced production which served to tighten supply. However, a number of factors constrained a significant rise in the price not least of which included the expectation of fewer vehicle sales and a rise in demand for competing precious metals, particularly gold and silver. Outlook Note: 2021 price is the average London Platinum and Palladium Market (LPPM) price, 1-16 February 2021 of US$1,177/oz Platinum market balance koz US$/oz Platinum market balance Excluding investment Platinum price (RHS) (2,000) (1,500) (1,000) (500) 0 500 (1,000) 0 200 400 600 800 1,000 1,200 1,400 2015A 2016A 2017A 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL OPERATING ENVIRONMENT CONTINUED Sibanye-Stillwater Integrated Report 2020 36 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

PLATINUM continued Outlook continued We expect platinum market surpluses to narrow over the first half of the decade, with deficits forecast from 2024. This is largely due to the effect of substitution and declining production from SA. Our three-year investment into research and development (R&D) of a tri-metal catalyst for gasoline cars, together with BASF, has been successful. The tri-metal catalyst is able to replace palladium with platinum in a 1:1 ratio. Based on current uptake estimates substitution of palladium with platinum could increase to over 1Moz by 2025. Better alignment of the PGM basket demand with supply will provide longer-term sustainability and greater price stability. While platinum supply has been in deficit for the last two years, Sibanye-Stillwater expects supply to swing to a surplus of ~960koz in 2021 and then moving into a deficit from 2024. This takes into account the expected growth in recycling output by ~23% (from 2020) by 2025 due to higher loaded autocatalysts being recycled. Platinum is also expected to play a key part in the future hydrogen economy due to it being an effective catalyst for proton exchange membrane (PEM) electrolysers and fuel cells. Although the related demand requirements are not yet quantified, technological advancements in this space will soon provide more insights into the trajectory. Growing acceptance of substitution in gasoline autocatalysts and increasing investment interest in the hydrogen economy has resulted in the platinum price achieving multi-year highs in 2021. We expect the platinum price to continue to be well supported, with significant upside over the next five years. Similarly, demand for platinum jewellery is expected to remain healthy (net demand growth of ~4% per year between 2021 and 2025) due to the metal’s hefty discount to gold, and an increase in investment demand is likely to persist, at least in the short term. Gross PGM auto demand vs vehicle demand koz Millions Platinum Palladium Rhodium Passenger cars (PCs) and Light commercial vehicles(LCVs) 60 70 80 90 100 110 120 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Sibanye-Stillwater Integrated Report 2020 37 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

PALLADIUM Review of 2020 Apart from a short decline in the palladium price in March 2020 (to a low of US$1,613/oz) as the world reacted to the uncertainty of the COVID-19 pandemic, the palladium market in 2020 remained strong as reflected by the average price for the year US$2,230/oz and a high of US$2,840/oz, which was considerably higher than the average of US$1,548/oz recorded in 2019. The price of this precious industrial metal has been driven by a significant supply and demand imbalance. While demand has risen sharply over the years as automakers use more of the metal to meet tightening emission standards, supply has been constrained in the short-term due to a lack of investment in new mines over the past decade. Roughly 80% of annual demand comes from auto manufacturing, while industrial demand accounts for 18% and the jewellery sector uses the remaining two percent. The price started the year strongly but then sold off to a low of US$2265/oz in early February. However during February, the price increased steadily to a high of US$2,450 on 25 February, supported by solid near-term fundamentals and by sentiment view on the possible impact on supply due to disruption of the palladium supply at a peer company (Norilsk Nickel) in February/March 2021. Outlook The near-term outlook for palladium’s fundamentals remains overwhelmingly positive due to tighter emissions standards in various countries which results in more PGM loadings in catalytic converters. This will continue to boost demand as these advanced converters require some 30% more palladium per vehicle. Coupled with growing car sales, this will continue to fuel demand for palladium. The rising demand will be met with continuing short-term supply shortages with palladium expected to record its tenth annual supply deficit in 2021. While the fundamental palladium deficit narrowed in 2020 (to some 250,000oz), it is expected to widen to ~850koz as the automotive market recovers to 71 million new vehicles sales in 2021. It is anticipated that these fundamentals will spur a further rise in the precious industrial metal’s price, at least in the short term. A gradual decrease of palladium demand (about 1.5Moz/year by 2025) is expected as an increase in substitution with platinum in gasoline autocatalysts gains momentum. Primary supply of palladium is expected to grow by about 500,000oz between 2021 and 2025 due to the build up at our Stillwater East (Blitz) operation and expansions by Norilsk in Russia. Secondary supply is also set to increase (+1Moz) due to higher palladium loadings from autocatalyst recycling during this timeframe. In the medium to long term, palladium is expected to move into a surplus which should allow for the opportunity to partially substitute rhodium for palladium in autocatalysts in the future, although the research for this still needs be undertaken. Palladium market balance koz US$/k oz Palladium market balance Excluding investment Palladium price (rhs) 2015A 2016A 2017A 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E 0 500 1,000 1,500 2,000 2,500 (1,500) 0 500 (1,000) (500) MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL OPERATING ENVIRONMENT CONTINUED Sibanye-Stillwater Integrated Report 2020 38 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

RHODIUM Review of 2020 The rhodium price has traditionally been quite volatile due to an illiquid market but as tightening emissions regulations result in more loadings, an ongoing upwards price trajectory is expected. Due to higher prices, the substitution of rhodium with platinum in the glass industry removes 20,000oz of industrial demand, further cementing rhodium as an auto metal subsequently making up ~90% of demand. The average rhodium price for the year was US$11,231/oz reaching a high of US$17,000/oz on 31 Dec 2020 and compared to an average price of US$3,910/oz in 2019. Supply was considerably more constrained in 2020 due to the slow ramp-up of the SA PGM mines, which account for more than 80% of supply, and exacerbated by the outage of the ACP converter plant at Anglo American Platinum. By March 2021, the rhodium price reached a high of US$29,200/oz, due to normalised demand and no new short-term mine supply coming to the market. Note: 2021 price is the average Johnson Matthey base price, 1-16 Feb 2021 of US$21,408/oz Outlook Demand fundamentals for rhodium remain buoyant in the short to medium term, particularly on the back of the increased loadings and normalising vehicle sales resulting in 19% growth between 2021 and 2025. A return to deficit of some 20,000oz is expected in 2021 as the global automotive markets recover faster than supply. Moreover, a lack of investment into primary supply will exacerbate the fundamental deficits over the next 4-5 years resulting in a 13% decline in primary supply. Inevitably, this is expected to drive prices higher. Secondary supply volumes are expected to grow to about 140,000oz of rhodium by 2025 as higher loaded autocatalysts are scrapped and recycled. Rhodium’s sustained market deficits and runaway prices are a growing concern. We believe that research and development into substitution of rhodium must come to the fore over the near term. In the context of ever-rising rhodium prices in the absence of investment into new supply or alternative catalysts to meet tightening emissions regulation, Sibanye-Stillwater believes and will be advocating for industry-wide collaborative research programmes in the effective substitution of rhodium as palladium is expected to move into balance over the next couple of years. Rhodium market balance koz US$/k oz Rhodium market balance Rhodium price (RHS) 2015A 2016A 2017A 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E (100) (300) 4,000 0 8,000 12,000 16,000 20,000 (200) 0 100 200 Sibanye-Stillwater Integrated Report 2020 39 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

IRIDIUM Review of 2020 The average iridium prices for the year was US$1,623/oz but soared from US$1,760/oz on 18 Dec 2020 reaching a high of US$2,550/ oz on 25 December 2020. This compares to an average price of US$1,480/oz in 2019. By March 2021, the iridium price reached a high of US$5,100/oz. Demand was reasonably robust through 2020, despite the pandemic, faring a little better than ruthenium. Iridium crucibles were in demand for the manufacture of lithium tantalate for surface acoustic wave (SAW) filters for the mobile telecoms market, not just in smartphones, but embedded in many products. Organic light emitting diode (OLED) display screens, containing small amounts of iridium, are increasingly widespread in smartphones. Demand for iridium in high performance spark plug tips, for light vehicles and for industrial gas engines, remained strong, though vehicle sales were of course reduced by the pandemic. Outlook In the longer term, if the European Union is to meet its target of installing at least 40GW of renewable hydrogen electrolysers by 2030 this could result in incremental iridium demand of some 500,000oz over the next decade. This would be material for an illiquid/ opaque market with current annual demand in the 200,000-265,000oz range. Clearly, this depends not only on how the electrolyser technology evolves, but also on the ability of producers to thrift iridium loadings down, as we have seen with other PGM applications, over time. As the market for green hydrogen from PEM electrolysers develops, concerns are increasingly raised primarily over the availability of iridium. In addition, work from home and automation trends drives demand for iridium crucibles for lithium tantalate for SAW filters used in smartphones and similar technology. The roll out of 5G has slowed but is expected to accelerate over the next two years, resulting in increasing need for SAW filters. RUTHENIUM Review of 2020 The average ruthenium price for the year was US$265/oz reaching a high of US$270/oz compared to an average price of US$258/oz in 2019. By March 2021, the ruthenium price reached a high of US$365/oz. Hard disk drive (HDD) sales have risen as increased data storage to support changes to working and entertainment patterns have occurred, supporting ruthenium demand. Three major global HDD manufacturers are migrating to heat-assisted magnetic recording (HAMR) technology (no ruthenium) but this has been very slow to date. Outlook The three global HDD manufacturers are continuing to base much of their output on ruthenium-based technologies for now, but it is likely that some sales will migrate to no-ruthenium HAMR technology, which has already been fully market-tested, within the next year or two. Chemical catalyst demand in China is expected to remain strong, particularly for caprolactam production and for catalytic wet air oxidation to clean waste from large-scale chemical production plants. Ruthenium is also set to play a prominent role in the hydrogen economy as an efficient catalyst in PEM fuel cells along with platinum. PEM fuel cells are highly scalable and practical in use, from small devices to heavy duty transport, though other non-PGM technologies are available MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL OPERATING ENVIRONMENT CONTINUED Sibanye-Stillwater Integrated Report 2020 40 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

LITHIUM Background and review of 2020 Lithium and lithium compounds are used widely, for example in the glass and ceramics industry as well as the medical industry. The battery industry became the most significant user of lithium during the 2010s. The demand for rechargeable batteries has grown significantly as various portable devices, such as smart phones, tablets, laptops, and wireless tools, have become common. Lithium use has increased significantly particularly in the electric vehicle market. Rechargeable lithium-ion batteries are light, weighing approximately 75% less than lead-acid batteries having equal capacity, which makes a lithium-ion battery an excellent choice for electric cars or bikes. The growing demand for hybrids, rechargeable hybrids and electric vehicles strongly increases the demand for lithium. In 2019, overall lithium demand amounted to over 270,000 tonnes of lithium carbonate equivalent (LCE). The average lithium price for the year was US$5,400/t, compared to US$8,552/t in 2019. A market surplus weighed on the price which was further weakened by early indicators suggesting that COVID-19 would compromise demand more than supply. The consistent out-performance of electric vehicle sales in Europe throughout the year and a second-half recovery in China boosted sentiment going into this year, with the price averaging US$9,839/t in the first two months of 2021 and a year-to-date high of US$12,365/t. Outlook Lithium demand is predicted to grow to 900,000 LCE tonnes by 2027, and to almost 2.8 million LCE tonnes by 2040. Lithium hydroxide (LiOH) is a chemical that is needed in the production of the cathode active material in modern high-nickel cathode materials, which provide higher energy density. Lithium hydroxide is expected to become the dominant lithium chemical consumed in battery applications. In the future, Keliber – in which Sibanye-Stillwater recently acquired a 30% stake, effective March 2021 – will offer lithium hydroxide especially for the needs of the strongly growing lithium battery market. The battery-grade lithium hydroxide produced by the company can be used for the manufacturing of batteries for increasingly electrifying transport (electric and hybrid vehicles) as well as in the production of batteries for energy storage. GOLD Review of 2020 COVID-19 had a profound effect on gold fundamentals in 2020. The pandemic temporarily limited the mining and refining of gold in some parts of the world, fabricate physical demand, investment demand and influence the fundamental mechanics of buying, selling and moving gold around the world. The most dynamic effect was on investment demand – both from a risk aversion and safe haven buying perspective – which more than doubled from 2019 levels. Such was the convergence of fundamentals that the price was pushed to an all-time-high of US$2,074/oz in August 2020. The average price in the year under review was US$1,770/oz. Outlook Economic recovery and low interest rates will set the tone for the gold price. There is expected support for gold investment from low interest rates and lingering economic risks. A recovery in gold consumer demand, largely stimulated by the economic recovery of emerging markets with moderate net purchases from central banks is forecast. Recovery in gold supply is likely with most mines experiencing fewer stoppages as the vaccines are rolled out and the world recovers from the pandemic. Sibanye-Stillwater Integrated Report 2020 41 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

TOP 10 RESIDUALLY 1 RANKED RISKS 2 Risk description Ranking Change in ranking Residual risk status Related strategic pillar 2020 2019 Socio-political instability and social unrest in South Africa 1 2 YY Unreliable and unaffordable electricity in South Africa 2 6 YY Under-delivery to plans and market guidance - delivery on production volume and unit cost falling short of commitments 3 1 ZZ Departure from projected economic parameters – adverse changes in commodity prices and exchange rates 4 3 ZZ Health and safety performance not meeting expectations 5 4 ZZ Change in and introduction of new legal/regulatory requirements (including carbon emissions regulations, financial provision regulations, mining charter, etc.) 6 11 XX or Cybersecurity and IT risks 7 7 WW Aggressive competitor strategic actions (including PGM production expansions in SA and other jurisdictions. Actions that influence PGM intensity of the global transportation and energy sectors) 8 12 XX Inability to close operations 9 9 WW High cost of and limited access to capital 10 10 WW 1 Residual risk is the amount of risk that remains after controls are accounted for 2 The COVID-19 pandemic was determined not to be a separate risk – its impact was rather to serve as a trigger accentuating, or in some cases suppressing, most of the identified strategic risks to the business Change in top 10 residual risk ranking: XX Elevated to top 10 residual ranking YY Increased ZZ Decreased residual risk ranking WW No change in residual risk ranking Residual risk status: Low Ranking Medium Ranking High Ranking OUR TOP 10 RESIDUAL RISKS The top 10 strategic inherent and residual risk ratings are reflected in the heat map below. RISK MATRIX: HEAT MAP 5 4 3 2 1 1 2 3 4 5 LIKELIHOOD IMPACT 10 1 1 10 4 8 7 2 2 6 3 7 8 9 6 3 4 5 9 5 Inherent risk rating Residual risk rating MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL OPERATING ENVIRONMENT CONTINUED For more information on these risks, refer to page 45 of this section. Sibanye-Stillwater Integrated Report 2020 42 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Risk dynamics – movement in group risk rankings Besides the two risks (risks 6 and 8) elevated for inclusion in the top 10 ranking, the ranking of two residual risks declined in significance and are now no longer incuded in the top 10. These two risks, together with an explanation for the change in their risk status, are: Previous ranking (2019) Risk Explanation for decrease in residual risk 5 Industrial unrest and compromised employee engagement Imperatives of job security in the South African employment market in the context of subdued economic growth and declines in mining employment. Improvements in winning the hearts and minds of our employees through our purpose-led and values-driven culture. 8 Inability to reduce debt The improved commodity prices and favourable rand-dollar movements boosted operational cash flow significantly during the year. This in turn contributed to improved liquidity which enabled a significant reduction in debt levels. Deleveraging completed with a net cash position achieved and gross debt within the levels for effective capital gearing. Reflected by the change in strategic focus area from Deleveraging to optimising capital allocation. TOP RISKS BY OPERATING SEGMENT While there are certain operational risks that are generic to all the operating segments, other risks are distinct according to the operating context of each segment. Some risks (for example governance/reputational damage or loss; gold and PGM price volatility and deviations from planning parameters) represent a corporate risk and have not been listed in the risk per segments below. As a diversified Group, some risks would be neutralised on consolidation of the three segments – taking water-related risks as an example – both our SA gold and US PGM operations are water positive with excess water being treated and recycled, while our SA PGM operations have more of a seasonal water scarcity, but this risk has been integrated in the ‘under-delivery of plans/expectation’ risk and therefore has not listed been as a standalone risk. The top risks identified for all the operations and specific to each operating segment for 2020 were: Risks applicable to all operations • ESG performance (decline in safety and health performance and business disruptions due to social unrest). This includes the inability to meet global governance standards and targets, as well as the Mining Charter, MPRDA and SLP requirements for the SA operations • Underground fires (ignition of flammable gas or combustible material and/or explosives) • Under-delivery on plans/expectations SA PGM operations SA gold operations US PGM operations • Theft of product, explosives, copper and infrastructure • Expected returns not realised from expansion projects • Illegal mining • Seismicity • Total power outage/loadshedding • Inability to close infrastructure • Expected returns not realised from expansion projects • Expected returns not realised from expansion projects • Non-compliance with relevant laws, regulations, adopted non-binding rules and guidelines (including amendments) One of the dominant themes that pervades all the operating segments is risks that would generally represent ESG shortcomings. Due to the importance of embedding ESG excellence in the way we operate, these risks have been unpacked at a granular level rather than under a broad category of ESG failures and non-conformances to provide the reader with adequate definition taking into account the operational practices in each segment and the environmental and social contexts in the districts in which we operate. Sibanye-Stillwater Integrated Report 2020 43 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

OUTLOOK – SIGNIFICANT EMERGING RISKS AND TRENDS Specific emerging group risks Three emerging risks currently being closely monitored are: Risk Explanation Our response Management oversight over joint venture or associate investments With the considerable number of joint ventures and associate investments, there is a concern over ensuring that the companies in which Sibanye-Stillwater has invested apply the same good corporate governance and responsible citizen procedures as the Group. The joint ventures or associates are set up as independent companies and have the responsibility to put structures in place to ensure good corporate governance. Where possible Sibanye- Stillwater is represented in the oversight structures at the various joint ventures and associates. Acceleration in the transition of automotive powertrains to electric vehicles Indications are that the adoption of battery electric vehicles and fuel cell electric vehicles may take place on a more rapid trajectory than had been previously envisaged. While the core demand for PGM use in autocatalysts will not be affected substantially in the short to medium term, the company is well positioned to participate in the commodity requirements for the emerging battery and fuel cell drivetrains. While the company has done substantial preparatory work on which to secure involvement in battery metals with an initial transaction announced in February 2021, the green hydrogen economy linkage of fuel cells represents an attractive new application area for platinum and the minor PGM elements. Increasingly exacting ESG expectations Investors are increasingly requiring ESG excellence as a critical investment criterion. There is recognition that strong social legitimacy to operate through exemplary ESG credentials is essential for superior sustainable business performance. We have established embedding ESG excellence in the way we do business as one of our six strategic focus areas. Subscribing to responsible mining and business codes provides a sound baseline to avoid ESG shortcomings. As from the 2021 long-term incentive awards, ESG performance will contribute as a formal performance condition thereby making remuneration paid to leadership subject to attainment of ESG excellence. Refer to the Remuneration report. Value realisation through capital allocation With the Group now having attained a cash positive position with indications of sustained strong cash flows that will further bolster the cash position, a risk of sub-optimal returns from the allocation of capital is emerging. A robust capital allocation policy has been developed that reflects the imperative of balancing between delivery of returns to shareholders and investments into the sustainability and growth of the business to yield superior future returns. Stringent risk-based criteria and strict due diligence processes are in place to define risk-based hurdle rates for all capital investments. A dedicated Investment Committee of the Board has been established with oversight of the capital allocation process and in-depth review of all major investments of capital. For full disclosure on our risks, please refer to the 2020 Form 20-F available at: https://www.sibanyestillwater.com/news-investors/ reports/annual/. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL OPERATING ENVIRONMENT CONTINUED Sibanye-Stillwater Integrated Report 2020 44 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

TOP 10 GROUP RISKS: DESCRIPTION, LIKELY IMPACT AND RELATED MITIGATING ACTION The top 10 group strategic risks are ranked according to their residual risk and potential to negatively impact our ability to deliver on our strategic objectives. The residual risk ranking is based on exposure levels once mitigating action and controls have been applied. 1. SOCIO-POLITICAL INSTABILITY AND SOCIAL UNREST IN SOUTH AFRICA Type of risk and strategic impacts Underlying vulnerabilities Triggers Related strategic objectives: Capitals affected: Board oversight committee(s): Social, Ethics and Sustainability Committee, Risk Committee and Audit Committee • Positioned in and dependent on labour from surrounding communities • Exposure to legacy issues • Lack of basic municipal service delivery • Increasing unemployment • Ineffective policing • Self-reliance on addressing un-abating serious and violent crime trends, as well as serious economic offences against the company • Illegal mining activity • Unrealistic community expectations from business • Prevailing community expectations not aligned to current SLP delivery, and/or Corporate Social Investment initiatives inability to sustain local economic development projects • A health crisis/COVID-19 • Perception that SLP requirements and community spending is not being met • Social upliftment agenda hijacked by socio- political interests • Community activism • Dire poverty • High unemployment in South Africa • Dysfunctional local government and inability to deliver basic community services • Traditional leadership inhibiting flow of benefit to community members • Area of exploitation by individuals and interest groups • SA clash of vested interests • SA high crime rates, rampant organised criminal activities • Illegal and artisanal mining • Failures in municipal service delivery • Closure of mines • Stakeholder activism (NGO) Consequences Current controls Planned control enhancement • Business and operational disruptions resulting in inability to deliver on operational plans • Safety and security compromised • Increased production and security costs • Negative impact on employee morale • Reduced cash flow • Mining license uncertainty • Company expected to compensate for local government shortcomings by providing social infrastructure • SLP pressure and costs • Reputational impact • New onerous regulations imposed • Reduction of international competitiveness • Stakeholder engagement • Security interaction/intelligence, and stabilising plans and protocols • Public relations campaign • COVID-19 social relief programme • Investment in local economic development • Concentric Alliance Community Compact • Influence and involvement in the Minerals Council South Africa • Central engagement forum • No cross-subsidisation • Creation of deliverable SLPs Revised procurement capacity • Geographical and commodity diversification • Re-based relationships with local stakeholders • Appropriate prioritisation of social implications in business decisions • Development of inclusive socio-economic development strategies for the areas where we operate subscribed to by all stakeholders • Improvement of procurement engagement strategy, including supplier development programme Legend Operational Economic Financial Social Sibanye-Stillwater Integrated Report 2020 45 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

2. UNRELIABLE AND UNAFFORDABLE ELECTRICITY IN SOUTH AFRICA Type of risk and strategic impacts Underlying vulnerabilities Triggers Related strategic objectives: Capitals affected: Board oversight committee(s): Social, Ethics and Sustainability Committee, Risk Committee and Audit Committee • SA gold and SA PGM operations are energy/electricity intensive • No near-term alternatives to Eskom power supply – inflexible national electricity regulation • Dependency on ageing electricity (third party) infrastructure • Limited efficiency improvement opportunities • Cost of electricity • Reliance on Eskom as a sole provider • Carbon emissions resulting in potential Carbon Tax liability • Obstacles to establishment of private power generation • Eskom debt service costs, productivity and input costs • Eskom fixed costs excessive with national power requirements lower than anticipated due to low GDP growth • Eskom operations management quality • Unavailability of generating plant (Eskom and other sources) arising from breakdowns and other factors Consequences Current controls Planned control enhancement • Safety and security of employees • Safety and security of infrastructure • Operational disruptions • Impact on gold production (Level 4) • Operational costs increase • Increased costs and margin reductions • Decreased profitability in operations • Loss making business units resulting in possible downscaling or cessation of operations • Large-scale job losses • Loss of investor confidence • Impact on operations, investors’ perspective, reputation, business disruption • Emergency generators in place • Representations to the regulators on price increase impacts • Electricity efficiency projects • Optimise usage of electricity • Risk-based load curtailment protocols • Bankable feasibility on solar project • Implemented processing alternatives • Engagement with Eskom • Energy monitoring and management systems • Alternative PGM processing considerations • Automation of our load curtailment protocols and enhance compliance tracking • Implementation of the Energy and decarbonisation strategy, inclusive of the self-generation of renewable energy Legend Operational Economic Financial Social MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL OPERATING ENVIRONMENT CONTINUED Masakhane shaft at the SA gold operations Sibanye-Stillwater Integrated Report 2020 46 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

3. UNDER-DELIVERY TO PLANS AND MARKET GUIDANCE - DELIVERY ON PRODUCTION VOLUME AND UNIT COST FALLING SHORT OF COMMITMENTS Type of risk and strategic impacts Underlying vulnerabilities Triggers Related strategic objectives: Capitals affected: Board oversight committee(s): Risk Committee, Audit Committee and Remuneration Committee • High fixed costs • Dependence on key infrastructure • Deterioration of cash flow • Cash flow generation from operations • Highly leveraged and marginal due to strong rand and or low commodity prices • Volatile commodity pricing • Rapid growth profile • Lack of mining flexibility and technical complexity (e.g. seismicity) • Community unrest causing disruption • Reliance on water supply - shortages • Availability of technical skills • Organised labour disruptions • Disengaged employees • Lack of mining flexibility and technical complexity (e.g. seismicity) • Stretched or ambitious planning required to deliver profitable performance under tight commodity economics • Orebody information (mineable volume and grade) subject to uncertainty • Major critical infrastructure unavailability • Critical infrastructure unavailability • Bulk electricity and water supply disruption • Production interruptions arising from safety incidents • Global health concerns - e.g. COVID-19 stringent regulations due to the Disaster Management Act Consequences Current controls Planned control enhancement • Low morale • Job losses • Unable to retain key employees • Loss of revenue • Reduced cash flow • Higher cost of debt if in breach of covenants or have to obtain new facilities • Inability to repay debt and covenant breach • Inability to raise equity capital • Loss of investor confidence • Downscaling and asset restructuring • Domino effect as downscaling passes fixed costs on to other operations • Reputational impact • Failure to meet stakeholder expectations • Deterioration of stakeholder relationships • Difficulty delivering on community programmes • Operational monthly, quarterly and yearly planning process – realistic targets – flexibility • Detailed capital planning and scheduling • Operational monthly business review process • Quarterly operating segment reviews • Recovery planning to address production shortfalls • Quarterly Board reviews and oversight of operational performance • Operating model- organisational structure that has strengthened leadership capacity for focus on operations management at segments, business units and shafts • Strong segment operational leadership • Role clarity for positions • Competent people and strong leadership pipeline • Change management capability • Business interruption insurance • Organisational and culture development programmes • Employee relations’ mechanism and structure, leadership framework • Centralised internal technical capacity review • Geological modelling and Mineral Reserves and Resources practices • Business Continuity plans including emergency response plan • Promotion of values-based decision making • Organisational culture growth • Operating segment specific controls to address factors causing production interruptions Legend Operational Economic Financial Social Sibanye-Stillwater Integrated Report 2020 47 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

4. DEPARTURE FROM PROJECTED ECONOMIC PARAMETERS – ADVERSE CHANGES IN COMMODITY PRICES AND EXCHANGE RATES Type of risk and strategic impacts Underlying vulnerabilities Triggers Related strategic objectives: Capitals affected: Board oversight committee(s): Investment Committee, Audit Committee and Risk Committee • High fixed cost to variable cost ratio - medium to deep level underground mines • Mature orebodies in SA gold operations with limited flexibility to rapidly adapt to changing economic context • PGM exposure to economic vulnerabilities • PGMs are industrial metals • PGM forms a significant portion of the Sibanye-Stillwater portfolio • Unwieldy labour relations processes - impact on agility to restructure loss-making operations • Economic downturn (local, national, global) affecting global automotive demand • Decreasing metals demand leading to decreasing metal prices • Aggressive competitor strategic actions causing supply demand imbalances • US/China trade wars; global evolution of trade treaties; Brexit; escalating conflicts • Demonisation of diesel power trains resulting in platinum demand downturn – anti-diesel movement • Transport emission standards • Policies across major economies on hydrogen infrastructure and fuel cell emergence • Political direction of South Africa and ability to recover from downgrade to sub- investment credit rating • Adverse exchange rate changes – false sense of rand security • Growth in batteries for electric vehicles • Global health concerns – COVID-19 Consequences Current controls Planned control enhancement • Decrease in revenue • Increase in unit costs • Low/negative cash flow • Decreased business unit profitability resulting in potential • Retrenchments – job losses, potential layoffs • Cessation or downscaling of mining operations • Elevated social instability in areas surrounding mining operations • Lack of capital investment for organic growth • Increase in capital projects expenditure due to stop/start decisions • Inability to deleverage – increased leverage • Covenant breach • Equity issuance • Reputational impact • Decreased share valuation • Inability to execute growth strategy • Operational planning optimised to sustain profitability • Capital project optimisation and scheduling • Commodity and geography profile drawing on individual commodity and currency counter-cyclicity (though effectiveness not ideal with SA and PGM dominant) • Securing strong ESG credentials to sustain global confidence in commodity supply chains as a boost to demand • Advocacy for PGM-intensive technology as preferred way to address priority global issues • Securing position towards the lower end of global cost curves (focus on safe production) to weather period until commodity supply demand balance restored • Financial and commodity hedging (where appropriate) • Market intelligence allowing forecasting and supply • Active market development • Appropriate capital allocation • Further commodity and geographical diversification • Review capital project optimisation and scheduling Legend Operational Economic Financial Social MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL OPERATING ENVIRONMENT CONTINUED Sibanye-Stillwater Integrated Report 2020 48 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

5. HEALTH AND SAFETY PERFORMANCE NOT MEETING EXPECTATIONS Type of risk and strategic impacts Underlying vulnerabilities Triggers Related strategic objectives: Capitals affected: Board oversight committee(s): Risk Committee, Audit Committee, Safety and Health Committee, Social, Ethics and Sustainability Committee and Remuneration Committee • Risk of fatality events • Desensitisation to events may influence attitudes to safety • Underground conventional and labour- intensive operations • Ultra-deep level gold mining • Employees propensity for high risk behaviour • Disregard for rules and procedures by employees • Lack of alignment with values and culture for health and safety • Labour intensive operations • Narrow nature of the ore body • Exposure to moving machinery in constricted environments • High level of seismic activity • Global health concerns - e.g. COVID-19 Consequences Current controls Planned control enhancement • Increase in fatalities • Increase in serious injuries • Negative reputational impacts • Reduced employee morale and engagement • Adverse relationships with stakeholders (customer, organised labour, shareholders, community) • Operational / business disruption resulting: – – in loss of production – – increased expense – – negative impact on sustainability of operation • Increased regulatory and stakeholder scrutiny • Legal consequences • Fines and penalties • Mine health and safety management system • Safe operating standards and procedures • Appropriate safety function • Board sub-committee providing oversight • Employee training and awareness • Behavioural intervention • Appropriate appointments with specified health and safety responsibility and accountability • Safety campaigns • Safety rewards and recognition (and consequences for poor performance) • Participation in industry safety bodies • Auditing for compliance to safety standards • Rock mass management • Increased focus on risk management at all levels • Tripartite health and safety summits • ISO 45001 Occupational Health and Safety Standard certification • Values based decision making • Automation and mechanisation efforts Legend Operational Economic Financial Social Sibanye-Stillwater Integrated Report 2020 49 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

6. CHANGE IN AND INTRODUCTION OF NEW LEGAL/REGULATORY REQUIREMENTS (INCLUDING CARBON EMISSIONS REGULATIONS, FINANCIAL PROVISION REGULATIONS, MINING CHARTER, etc.) Type of risk and strategic impacts Underlying vulnerabilities Triggers Related strategic objectives: Capitals affected: Board oversight committee(s): Social, Ethics and Sustainability Committee, Audit Committee, Risk Committee • Geographic footprint increase • Increased visibility of Sibanye-Stillwater • Increasing activism and high unmet social expectations • Environmental lobby group in Montana (US) • Historical perceptions of business and mining as exploitive of society • Political uncertainty • Enforcing compliance requirements • Anti-mining and socially oriented lobby groups successful in securing regulatory amendments • Well-funded and well-organized anti- mining NGOs • Increased direct and indirect taxation from stressed governmental budgets • Lack of technical expertise of regulators (SA) resulting in delays and onerous requirements • Social and environmental imperatives prioritised at the expense of investment promotion and long-term sustainability Consequences Current controls Planned control enhancement • Increased cost of compliance and cost of doing business • Periods of non-compliance • Fines & penalties • Loss of revenue • Reputational impact • Contracting market • Human capital impacts • Imposition of further taxes • Ongoing monitoring of regulatory changes (internal & external) • Advocacy through the Minerals Council South Africa and National Mining Association • Member of PGM associations and World Gold Council • External legal advisors • Strategic market intelligence • Measure and track compliance • Assurance • External regulators allocated • Review of all planned legislation to anticipate new laws • Setting hurdle rates in our capital allocation model to accommodate regulatory imposts Legend Operational Economic Financial Social MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL OPERATING ENVIRONMENT CONTINUED Kroondal plant at the SA PGM operations Sibanye-Stillwater Integrated Report 2020 50 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

7. CYBERSECURITY AND IT RISKS Type of risk and strategic impacts Underlying vulnerabilities Triggers Related strategic objectives: Capitals affected: Board oversight committee(s): Risk Committee, Audit Committee and Remuneration Committee • Information technology (IT) network enabled equipment • IT and Operational Technology systems dependencies • High number of Information Technology and Operational Technology systems • Risks associated with cloud-based computing • Increase global cyber-crimes • Systems not integrated • Old or obsolete IT application systems and equipment • Reduced or no legacy system support from original equipment manufacturers (OEMs) • Inadequate disaster recovery capability • Unknown or unsupported systems installed on users’ personal computers • Various end users lack the technical background to identify and report a threat • Voluminous personal information stored within IT systems • Increased costs • Automated equipment and technology • Multiple systems and systems added with acquisition • Increasing global regulation relating to personal information protection • Including release of Protection of Personal Information Act (POPIA) • Digitalisation and process automation increasing exposure, ubiquity and dependence • Cyber breaches/ attacks/ hacking • Failing hardware • Failing network infrastructure • Failed disaster recovery • Breach of privacy • Human error, including information leakage by user • Load shedding impact on connectivity, hardware and network infrastructure Consequences Current controls Planned control enhancement • Loss of data • Breach of confidential information • Extortion in order to regain control of company data • Increased costs • Operational disruptions • Health and safety risk to employees if IT operational systems fail • Tarnished reputation and/or image • Fines and/or legal expenses • Legal liability • Business interruptions • Internal and external fraud • Reputational harm • Sarbanes-Oxley (SOX) controls • Firewalls with adequate rule set • Internal and external security monitoring – Security Operations Centres • Multiple character passwords • Systems and security patching • Closed USB/external device ports • Quarterly penetration/vulnerability testing • Frequent system backups • Disaster Recovery System in place and regular testing • Incident response protocol • Information and communications technology (ICT) Code of conduct • Employee user education • Internal assurance • IT Policies and procedures • Cyber and Directors and Officers insurance • Segregation of networks • Code of Ethics/Conduct • Internal controls (SOX) • Investigation response • POPIA management system • Corporate crisis management protocol • Additional cyber maturity assessments post Marikana integration Legend Operational Economic Financial Social Sibanye-Stillwater Integrated Report 2020 51 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

8. AGGRESSIVE COMPETITOR STRATEGIC ACTIONS (INCLUDING PGM PRODUCTION EXPANSIONS IN SA AND OTHER JURISDICTIONS. ACTIONS THAT INFLUENCE PGM INTENSITY OF THE GLOBAL TRANSPORTATION AND ENERGY SECTORS) Type of risk and strategic impacts Underlying vulnerabilities Triggers Related strategic objectives: Capitals affected: Board oversight committee(s): Audit Committee, Investment Committee • Position on global PGM producer cost curve • Uncertain global regulatory priorities that will shape preferred technologies • Elevated palladium prices strengthening cases for capital investment in mine development • Global policy priorities in respect of atmospheric pollution – relative importance of carbon and nitrous oxide/sulphur oxide • Elevated penetration of battery electric vehicles in the transportation market • Demonisation of diesel power trains resulting in Platinum demand downturn • Supply surplus leading to depressed commodity prices Consequences Current controls Planned control enhancement • Financial consequences – reduced commodity prices curtailing margins • Closure of operations and loss of jobs • Loss of investor confidence • Market development strategies • Commodity intelligence • Business intelligence • Reviewing mine to market actions and strategies • Dynamic business practices developed • Synergies and operating models • Strategic planning • Maintenance of ESG credentials • Secure favourable position on global cost curves • Advocacy through global associations to promote PGM intensive technologies • Promotion of PGM demand • Establish battery mineral optionality • Increased market review and intelligence to pre-empt and plan future actions and strategy Legend Operational Economic Financial Social MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL OPERATING ENVIRONMENT CONTINUED Sibanye-Stillwater Integrated Report 2020 52 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

9. INABILITY TO CLOSE OPERATIONS Type of risk and strategic impacts Underlying vulnerabilities Triggers Related strategic objectives: Capitals affected: Board oversight committee(s): Social, Ethics and Sustainability Committee, Risk Committee, Audit Committee and Safety and Health Committee • Interconnectedness of shafts and neighbouring mine sites – primarily in the SA gold operations • Political unwillingness on the part of regulators relating to the shift in liability to the state following closure • Need for regional closure strategies subscribed to by all stakeholders in the region • Unclear government legislation • Administrative processes cumbersome • Administrative processes hijacked by affected parties • Influence of social and environmental advocacy groups • Poor closure planning - assumptions regarding closures being incorrect • Opposition from neighbouring mines and other affected parties • Unprofitability of operations • Potential occurrence of a major disaster • Legislation and protected administrative process Consequences Current controls Planned control enhancement • Increased operating costs • Reduced cash flows from operating segments – non value-adding Group liability • Rising costs associated with closures • Increased closure provisions • Inability to dispose of marginal assets • Decoupling of shafts within gold mines and from neighbouring mines • Engagement with neighbouring producers • Legal processes • Engagement with stakeholders • Concurrent rehabilitation • Regional analysis of closure implications specifically with respect to water • Obtain clarity about the legal processes • Socio economic closure through Bokamoso Ba Rona (Refer to page 233 of the Social upliftment and community development section) • Establish regional closure committee • Investigate underground tailings deposition Legend Operational Economic Financial Social Sibanye-Stillwater Integrated Report 2020 53 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

10. HIGH COST OF AND LIMITED ACCESS TO CAPITAL Type of risk and strategic impacts Underlying vulnerabilities Triggers Related strategic objectives: Capitals affected: Board oversight committee(s): Investment Committee, Audit Committee • Large South African exposure – – South African national policy indecisiveness – – Uncertainty relating to the trajectory for restoration of weakened independent national institutions – – Sibanye-Stillwater’s exposure to South African national credit rating – – Sibanye-Stillwater’s credit rating - credit rating agencies quick to downgrade, slow to upgrade – – Location of operating footprint, listing jurisdictions and domicile - reduced investor confidence in South Africa • Moderate levels of debt • Credit ratings downgrade • Covenant breach • Operational under performance • Low levels of cash flow Consequences Current controls Planned control enhancement • Impaired liquidity • Restrictive covenants • Refinancing on less-favourable commercial terms • Increased cost of borrowing – potential for black swan event (COVID-19 for example) affecting South African interest and exchange rates • Inability to raise capital or cost of capital • Inability to deliver • Inability to pursue growth • Complex inter-related impacts over different time scales on profitability, earnings, debt capital, debt service costs and sustainability • Open/transparent communication and relationship with providers of debt capital • Financial and operational delivery to improve benchmarks – credit ratings agencies and providers of debt • Operational delivery resulting in meeting cash flow targets in order to repay debt and to reduce leverage • Regular and proactive updates to lenders and investor • Proactively manage relationship with the banks • Suite of structure and mechanism available to manage finance costs • Reducing gearing • Structured long-term debt pipeline with debt service costs locked in and limited need for re-financing • Appropriate capital allocation • Additional Fitch credit rating added to other ratings • Review of listing and domicile implications on cost of capital and access to capital • Contingency plan to cater for major deterioration in South Africa’s national creditworthiness • Pro-active involvement and concerted efforts by organised business to ensure economic stability and growth • Enhancement of international geographical footprint Legend Operational Economic Financial Social MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL OPERATING ENVIRONMENT CONTINUED Sibanye-Stillwater Integrated Report 2020 54 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

PURSUING OPPORTUNITIES In reviewing and developing our strategic objectives and identifying potential risks, we simultaneously consider and prioritise opportunities. As with the risk management process, identifying opportunities is integral to strategy development. However, these are considered more strategically and concern future potential value creation. We increasingly recognise that many of the changes in the external context that were discussed as strategic risks to our existing business, simultaneously create new opportunities. For example, while the imperative of meeting exacting ESG performance standards creates an increased risk of stakeholder dissatisfaction, at the same time it creates an opportunity to distinguish Sibanye-Stillwater as a leading mining corporation that can attract stronger investor interest. While the imperative of addressing climate change and meeting ever more stringent air quality standards represents a threat to existing PGM applications in internal combustion engine driven vehicles, in the short term the need for increased autocatalyst loadings represents a boost to demand, with the adoption of alternative drive trains (battery electric or fuel cell electric) presents substantial new opportunities both for involvement in emerging commodity markets and fresh application areas for PGMs. While the COVID-19 pandemic has caused severe disruptions, by embracing the need to live and work with COVID-19 many opportunities for improved business and operational effectiveness are being realised, not least pursuing an accelerated transition to a digital first organisation with substantial attendant benefits. As the basis of a robust strategy, we therefore consider the systemic implications of key factors that shape the evolving risk and opportunity profile for our business. Broader and longer-term strategies are explored, including possible developments and opportunities relevant to the external operating environment and to the commodity markets in which we operate. Rationale Opportunity Considerations 1. Commodity applications to address climate change, energy and transport, and air pollution We are increasingly confident in the position described in last year’s Integrated Report with meaningful progress made towards the envisaged future scenario for global transportation. Projections are now that the envisaged transitions in drivetrain technology will take place at an accelerated rate. In essence last year’s reporting, which remains valid, suggested that: • Meeting the world’s energy requirements and transportation needs while simultaneously reducing carbon emissions and other forms of atmospheric pollution has triggered a rapid evolution in energy generation and power trains • Energy storage is expected to become an increasingly important feature of renewable energy systems to support their increasing penetration into the global energy generation mix • Conventionally-powered transportation based on internal combustion engines with ever more exacting emissions specifications is expected to sustain and increase demand for PGMs in the short to medium term with increased loadings compensating for decreasing volumes • The mineral requirements of emerging technologies will continue to open growing markets for battery minerals and also create new applications for platinum and minor PGM elements linked to the green hydrogen economy, with South Africa representing a favoured destination for the establishment of a green hydrogen industry Sibanye-Stillwater has evaluated potential entry points into the battery metal segment with a first transaction announced in February 2021 providing an initial entry into this space. Work is being conducted to determine the appropriate form of involvement into vertically integrated green hydrogen and fuel cell value chains. The potential of this opportunity will progress our material focus on energy and its consumption and climate change. For more information refer to Our material issues, page 69. Sibanye-Stillwater Integrated Report 2020 55 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Rationale continued Opportunity Considerations 2. Strengthening the role of investment commodities in the global monetary system We are gaining increasing confidence in gold as a key investment commodity in an interest rate tightening cycle coupled with an increasingly turbulent geopolitical environment and threats to world economic growth such as the outbreak of COVID-19. Although the popularity of cryptocurrencies has recently increased and is thus attracting substantial capital inflows with significant price appreciation, there are concerns this is driven by speculative dealing with the physical underpin to gold as a store of value setting it apart as a long-term investment. Gold is also affirming its credentials as a credible asset class underpinned by responsible mining standards with traceability to source. These factors make gold a credible and enduring investment target with growing affinity for the expectations of modern society. This creates potential for the trend of global gold consolidation to continue in the quest for further value creation. The potential of this opportunity speaks to our material focus on profitability. For more information refer to Our material issues, page 69. 3. Strategic partnerships Sibanye-Stillwater’s strategic partnerships for operations that are non-core yet complementary are yielding substantial value, with DRDGOLD representing the pre- eminent example. Our association with a commercially smart environmental clean-up operator affords scope for extension into other sectors to cover the full mining lifecycle. The model has been extended through the strategic partnership with Keliber, announced in February 2021, that provides exposure to the battery metals segment during the advanced mine development phase. Judicious application of the strategic partnership model affords Sibanye-Stillwater the opportunity of meaningful involvement in broader spheres of activity with a managed strategic risk profile and has substantial room for extension into other fields where strategic partnerships would be value-accretive. Furthermore, on 19 March 2021, we announced our strategic partnership with Johnson Matthey, a global leader in sustainable technologies. Through this partnership, we will identify and develop solutions to drive decarbonisation and the more efficient use of critical metals such as PGMs and metals used in battery technology. The challenge of tackling climate change has resulted in nations around the world setting net zero targets to drive decarbonisation through supply chains. At the same time, customers and consumers are increasingly demanding responsibly sourced raw materials and products. For more on this partnership, refer to the announcement at https://www. sibanyestillwater.com/news-investors/news/news-releases/2021/. This opportunity prioritises climate change, one of our material issues. For more information refer to Our material issues, page 69. 4. Organic growth in a conducive SA investment climate A strong pipeline of capital projects, mostly in South Africa, are at various stages of feasibility determination. With the Group having moved into a cash positive position with prospects for continued strong cash generation, substantial opportunities exist to secure a sustainable production profile for longer at our SA operations through judicious capital investment in major growth projects. Although three projects (K4, Burnstone and Klipfontein) with rates of return that substantially exceed our hurdle rates for investment were announced at the beginning of 2021, there are several other attractive projects that could be justified for investment under the right conditions. Unfortunately, the socio-political circumstances, regulatory uncertainty and unreliable bulk service supply, particularly electricity, result in an elevated hurdle rate having to be imposed. Structural reform, which business is advocating, has potential to liberate substantial further investment enabling the economic growth that is required to address South Africa’s social and economic challenges of unemployment and national indebtedness. Harnessing this opportunity has the potential to strengthen our licence to operate. For more information refer to Our material issues, page 69. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL OPERATING ENVIRONMENT CONTINUED Sibanye-Stillwater Integrated Report 2020 56 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Rationale continued Opportunity Considerations 5. ESG as an investment imperative It is recognised that the possibility of shortfalls to ever more exacting ESG expectations of stakeholders represents a key strategic risk to the Group, and tight systems have been adopted to mitigate against any material ESG shortcomings at our operations or in the conduct of our business. The emphasis on ESG by investors also creates an opportunity for distinctive positioning in the global mining industry, both through exemplary ESG performance as well as through the supply of commodities that play a meaningful role in support of environmental and social good globally. While the PGMs produced by Sibanye-Stillwater contribute to alleviating environmental degradation and diseases caused by airborne pollution, there are expectations that they will fulfil an even greater role in supporting the global transition into a green hydrogen economy that promotes carbon neutrality and clean energy. Establishing a meaningful presence in the battery metals sector will further enhance our status as a supplier of environmentally-friendly commodities. Together with our strategic partnership with DRDGOLD to promote environmental clean- up on land compromised by mining legacies, there is major opportunity to establish Sibanye-Stillwater as a globally leading ESG contributor. Prioritising this opportunity to progress tailings storage facility safety and water management both are material issues to the business. For more information refer to Our material issues, page 69. 6. Digital first organisation embracing modernised work systems The disruption to working arrangements caused by the COVID-19 pandemic prompted the adoption of new practices designed to safeguard employees from contracting the virus. The experience gained through operating as a digital first organisation using virtual meeting forums highlighted numerous benefits both for employees and the Group. Cross-company interactions have been strengthened through the enhanced ability to communicate across operating regions and it has become possible to establish global teams working together virtually across multiple jurisdictions. While flexibility of working time represents an advantage particularly for employees with young families, learning the personal discipline to avoid creep of working hours and emotional burnout represents a challenge. Although it may be feasible to revert to old work practices as vaccines prove effective, formalising the SOHO work from home arrangements as the preferred arrangement that establishes Sibanye-Stillwater as a digital first organisation represents a major opportunity. The potential of this opportunity will progress our culture and values, a material focus for the business. For more information refer to Our material issues, page 69. 7. Digitalisation and technological advances With substantial progress made during 2020 towards becoming a digital first organisation in order to operate effectively alongside COVID-19, substantial opportunity remains to harness digitalisation and technological advances to enhance safety and operational effectiveness at our operations. Progress has been achieved through business improvement projects on robotic process automation, advanced data analytics, management information systems and automated process control though substantial scope remains for further advances. We continue to pursue the DigiMine programme in collaboration with the University of the Witwatersrand to develop innovative digital applications for deployment into our operations. Harnessing this opportunity to progress workplace safety and employee health and wellness both are material to the business. For more information refer to Our material issues, page 69. Sibanye-Stillwater Integrated Report 2020 57 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

HOW OUR STRATEGIC PILLARS INTERFACE WITH OUR RELATED RISKS AND OPPORTUNITIES Related risks Strategic focus area Direct (primary risk) Indirect Related opportunities 1 Socio-political instability and social unrest in South Africa causing business disruption 5 Health and safety performance not meeting expectations 6 Change in and introduction of new legal/regulatory requirements (including carbon emissions regulations, financial provision regulations, mining charter, etc.) • Enhanced employee engagement nurtured through consistent application of our values contributing towards a sustainable high performing company • Attraction of positive community and stakeholder sentiment towards the company with strengthened brand equity 2 Unreliable and unaffordable electricity in South Africa 3 Under-delivery to plans and market guidance - delivery on production volume and unit cost falling short of commitments 5 Health and safety performance not meeting expectations 7 Cybersecurity and IT risks 1 Socio-political instability and social unrest in South Africa causing business disruption 6 Change in and introduction of new legal/regulatory requirements (including carbon emissions regulations, financial provision regulations, mining charter, etc.) 9 Inability to close operations • Digitalisation and technological advances • Digital first organisation embracing modernised work systems including SOHO work from home arrangements • Strategic partnerships • Operating segment specific opportunities for improving operating effectiveness 4 Departure from projected economic parameters – adverse changes in commodity prices and exchange rates 2 Unreliable and unaffordable electricity in South Africa 6 Change in and introduction of new legal/ regulatory requirements (including carbon emissions regulations, financial provision regulations, mining charter, etc.) 3 Under-delivery to plans and market guidance - delivery on production volume and unit cost falling short of commitments 8 Aggressive competitor strategic actions (including PGM production expansions in SA and other jurisdictions. Actions that influence PGM intensity of the global transportation and energy sectors) 10 High cost of and limited access to capital • Elevated commodity prices for PGM’s and gold sustained through persistent strong demand • Organic growth in a conducive SA investment climate 1 Change in and introduction of new legal/ regulatory requirements (including carbon emissions regulations, financial provision regulations, mining charter, etc.) 10 High cost of and limited access to capital 1 Socio-political instability and social unrest in South Africa causing business disruption 2 Unreliable and unaffordable electricity in South Africa • Attraction of stakeholder support for progressive businesses that address the challenge of securing economic growth supported by meaningful transformation • Organic growth in a conducive SA investment climate that enables reduction of investment hurdle rates 4 Departure from projected economic parameters – adverse changes in commodity prices and exchange rates 8 Aggressive competitor strategic actions (including PGM production expansions in SA and other jurisdictions. Actions that influence PGM intensity of the global transportation and energy sectors) 10 High cost of and limited access to capital 3 Under-delivery to plans and market guidance - delivery on production volume and unit cost falling short of commitments 5 Health and safety performance not meeting expectations 9 Inability to close operations • Strategic partnerships • Commodity applications to address climate change, energy and transport, and air pollution (battery metals and the green hydrogen economy) • Strengthening role of investment commodities in the global monetary system 1 Socio-political instability and social unrest in South Africa causing business disruption 5 Health and safety performance not meeting expectations 2 Unreliable and unaffordable electricity in South Africa 6 Change in and introduction of new legal/regulatory requirements (including carbon emissions regulations, financial provision regulations, mining charter, etc.) 7 Cybersecurity and IT risks 9 Inability to close operations • ESG as an investment imperative - Attraction of responsible investment that recognises ESG excellence • Credibility with all stakeholders attracting broad-based support for the company’s operations • Involvement in commodity value chains that are socially and environmentally beneficial including battery metals and the green hydrogen economy 1 2 3 4 5 6 MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL OPERATING ENVIRONMENT CONTINUED Sibanye-Stillwater Integrated Report 2020 58 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

HOW OUR STRATEGIC PILLARS INTERFACE WITH OUR RELATED RISKS AND OPPORTUNITIES Related risks Strategic focus area Direct (primary risk) Indirect Related opportunities 1 Socio-political instability and social unrest in South Africa causing business disruption 5 Health and safety performance not meeting expectations 6 Change in and introduction of new legal/regulatory requirements (including carbon emissions regulations, financial provision regulations, mining charter, etc.) • Enhanced employee engagement nurtured through consistent application of our values contributing towards a sustainable high performing company • Attraction of positive community and stakeholder sentiment towards the company with strengthened brand equity 2 Unreliable and unaffordable electricity in South Africa 3 Under-delivery to plans and market guidance - delivery on production volume and unit cost falling short of commitments 5 Health and safety performance not meeting expectations 7 Cybersecurity and IT risks 1 Socio-political instability and social unrest in South Africa causing business disruption 6 Change in and introduction of new legal/regulatory requirements (including carbon emissions regulations, financial provision regulations, mining charter, etc.) 9 Inability to close operations • Digitalisation and technological advances • Digital first organisation embracing modernised work systems including SOHO work from home arrangements • Strategic partnerships • Operating segment specific opportunities for improving operating effectiveness 4 Departure from projected economic parameters – adverse changes in commodity prices and exchange rates 2 Unreliable and unaffordable electricity in South Africa 6 Change in and introduction of new legal/ regulatory requirements (including carbon emissions regulations, financial provision regulations, mining charter, etc.) 3 Under-delivery to plans and market guidance - delivery on production volume and unit cost falling short of commitments 8 Aggressive competitor strategic actions (including PGM production expansions in SA and other jurisdictions. Actions that influence PGM intensity of the global transportation and energy sectors) 10 High cost of and limited access to capital • Elevated commodity prices for PGM’s and gold sustained through persistent strong demand • Organic growth in a conducive SA investment climate 1 Change in and introduction of new legal/ regulatory requirements (including carbon emissions regulations, financial provision regulations, mining charter, etc.) 10 High cost of and limited access to capital 1 Socio-political instability and social unrest in South Africa causing business disruption 2 Unreliable and unaffordable electricity in South Africa • Attraction of stakeholder support for progressive businesses that address the challenge of securing economic growth supported by meaningful transformation • Organic growth in a conducive SA investment climate that enables reduction of investment hurdle rates 4 Departure from projected economic parameters – adverse changes in commodity prices and exchange rates 8 Aggressive competitor strategic actions (including PGM production expansions in SA and other jurisdictions. Actions that influence PGM intensity of the global transportation and energy sectors) 10 High cost of and limited access to capital 3 Under-delivery to plans and market guidance - delivery on production volume and unit cost falling short of commitments 5 Health and safety performance not meeting expectations 9 Inability to close operations • Strategic partnerships • Commodity applications to address climate change, energy and transport, and air pollution (battery metals and the green hydrogen economy) • Strengthening role of investment commodities in the global monetary system 1 Socio-political instability and social unrest in South Africa causing business disruption 5 Health and safety performance not meeting expectations 2 Unreliable and unaffordable electricity in South Africa 6 Change in and introduction of new legal/regulatory requirements (including carbon emissions regulations, financial provision regulations, mining charter, etc.) 7 Cybersecurity and IT risks 9 Inability to close operations • ESG as an investment imperative - Attraction of responsible investment that recognises ESG excellence • Credibility with all stakeholders attracting broad-based support for the company’s operations • Involvement in commodity value chains that are socially and environmentally beneficial including battery metals and the green hydrogen economy Sibanye-Stillwater Integrated Report 2020 59 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

2020 was a turbulent year filled with uncertainty as the whole world came to a standstill on account of the COVID-19 pandemic and associated lockdowns imposed on many countries, including South Africa and the United States where our operations are situated. We have refocused our energies on entrenching environmental, social and governance (ESG) aspects by ensuring that we revise our approaches where applicable and mainstream them in every sphere of our business. Key to this has been the organisational response to the COVID-19 pandemic. Due to the ongoing management of tuberculosis (TB) and other communicable diseases in South Africa, the Group was well placed to rapidly react to the COVID-19 global pandemic. In both the US and South Africa, the focus was and has remained on the health and well-being of our employees and their families. Noting the challenges faced by communities in South Africa, the Group also played its part in supporting government`s COVID-19 response plan. This support comprised an investment of R100 million in areas of health, social relief, education and SMME support. This included financial contribution to the Solidarity Fund and the South African Future Trust in support of SMMEs, enhanced medical surveillance of all employees and testing of conversion of mine facilities into isolation and quarantine facilities; provision of PPE and sanitisers to employees and frontline workers in local communities. Our pledge of contributing R200 million to the national vaccine programme is a continuation of our commitment to being part of the solution in mitigating the impact of COVID-19 on our business as well as the environments in which we operate. COVID-19 also provided us with the opportunity to accelerate our values- based culture programme and the integration of technology and people in our business continuity strategy. We were able to continue operating by connecting employees working from home with those who are at the coal face of our business. A focus on alternative work arrangements integrating personal support, enhancement of technology and connectivity and human resources development has maintained the focus that has sustained our business through one of the most challenging and uncertain time in the history of the world. Key to transformation is inclusivity and diversity and we are proud of our Women-in-Mining initiative led by our Chief Executive Officer, which has bought much needed impetus to the inclusion of women at our SA and US operations and the industry generally. While we recognise that compliance is critical, our commitment to all stakeholders is to facilitate meaningful transformation that will ensure that we, as a Group and a society, promote fairness and equality and create a culture where everyone is given an opportunity to thrive by creating an enabling operating environment. We are cognisant of our obligation to ensure that we mine responsibly and minimise our harm to the planet. This has informed our environmental management approach, which takes into account our aspiration of leaving a positive environmental legacy long after the life of our operations. We have established a Tailings Management Working Group to design and implement a Group tailings management framework aligned to the requirements of the Global Industry Standard for Tailings Management and the International Council of Mining and Metals (ICMM) guidelines. Sibanye-Stillwater has also ensured good stewardship in terms of water management, reduction of its carbon footprint and concurrent rehabilitation in a quest to reduce any adverse environmental impacts on people and the planet. Social, Ethics and Sustainability Committee: CHAIRMAN’S REPORT Jerry Vilakazi Chairman: Social, Ethics and Sustainability Committee “We are cognisant of our obligation to ensure that we mine responsibly.” We have refocused our energies on entrenching environmental, social and governance (ESG) aspects by ensuring that we revise our approaches where applicable and mainstream them in every sphere of our business. Sibanye-Stillwater Integrated Report 2020 60 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

As a global business, it is important that we benchmark ourselves against our peers and ensure that our standards align to international best practices. We continue to work with ICMM to ensure that we close all the gaps identified in their audits at our SA PGM operations and SA gold operations aims for the World Gold Council Responsible Mining assurance in 2021. The Precious Metal Refinery has adopted the London Platinum and Palladium Market (LPPM) responsible sourcing principles and it has been certified following assurance in 2020. We also participate in the UNCG accelerated programme of the 17 United Nations Sustainable Development Goals and have ensured that our ESG deliverables are aligned so we can have tangible proof points and actions geared towards meeting the set targets. We have reviewed our social performance strategy to take into account the roles of different players in ensuring sustainable socio-economic development of communities in environments that host our operations. This focus is based on the principle of being a Good Neighbour and fostering a collaborative culture between the Group and its stakeholders in driving long lasting and sustainable development programmes. Therefore, even with the limitation of COVID-19, which has curtailed in-person engagement and the technological divide amongst various stakeholder groupings, we have been able to continue with key engagements with our stakeholders. Our primary focus on South Africa has been on Marikana where in 2020, we called for recognition of the Marikana tragedy, a collaborative approach on healing and restoration; and a renewal aimed at not only changing the narrative of pain, but ensuring that we building a legacy with all stakeholders and a new reality for Marikana, which has for the last nine years been caught up in the trauma of the 2012 tragedy. We are cognisant of the challenges brought about by acquiring assets and inheriting the social challenges that come with them. This is key in our compliance with the Mining Charter in South Africa. While implementation of social and labour plans (SLPs) were halted due to the lockdown, we have put a concerted effort into clawing back on the delays and backlogs by fast tracking implementation in affected areas. We remain committed to closing all the gaps and as we enter into the next phase of our SLPs, ensure that we deliver sustainable programmes in enterprise and supplier development, human resources development and mine community development. We are supportive of integration and welcome the District Development Model by the South African government which is aimed at improving the capacity of local government and social service delivery. This will enable collaboration between government and the private sector that recognises that we can create value and impact through effective planning and resource mobilisation and joint implementation of socio-economic development programmes. The Committee is pleased to report to all stakeholders of the Group that it has fulfilled its mandate as prescribed by the Regulations to the South African Companies Act and that there are no instances of material non-compliance to disclose. Jerry Vilakazi Chairman: Social, Ethics and Sustainability Committee 22 April 2021 Prayer sessions as part of the annual Marikana commemoration Sibanye-Stillwater Integrated Report 2020 61 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

EMBEDDING ESG EXCELLENCE Environmental, social and governance (ESG) practices are integral to how we do business, as illustrated by our Umdoni tree, and are rooted in our values and vision which reflect inclusivity and the importance to us of all stakeholders. With regard to environmental aspects, as the largest primary producer of PGMs worldwide and one of the largest recyclers of autocatalysts containing PGMs in the US, the Group already makes a significant contribution to ensuring a clean and safe environment. Owing to their unique chemical and physical characteristics and catalytic qualities, for decades the PGMs have been essential metals used in catalytic converters in the exhausts of internal combustion engine automobiles in order to transform noxious exhaust gasses hydrocarbons (HC), nitrogen oxide (NOx) and carbon monoxide (CO) into more benign components (water (H2O), carbon dioxide (CO2) and nitrogen gas (N2). The Group is positioned to play an increasing role in the future green economy, via its battery and tech metal strategy and the growing potential of the hydrogen economy, which may significantly increase demand for PGMs in the future. PGMs role in technologies • Green hydrogen made in electrolysers via renewable energy (solar, wind) will be key to decarbonising heavy industry and everyday activities • PGM-based PEM (proton exchange membrane) technology is well-suited to using intermittent renewable energy feed • Hydrogen fuel cells are an efficient and environmentally friendly alternative for delivering power Sibanye-Stillwater’s purpose and core mantra has become increasingly relevant as the Group has grown and evolved from a South African gold producer in 2013, to a global, diversified precious metals miner today. We improve lives in a myriad of multi-faceted ways: from the jobs we provide, employing and contracting more than 84,000 people worldwide, to the businesses we support and continue to develop and grow in our supply chain, the communities we support and develop, the critical financial contribution we make to local and national governments as well as the importance of the metals we produce to ensure a cleaner, greener and more sustainable world for all. LEADING PRODUCER AND RECYCLER OF GREEN METALS Metals role in the future hydrogen economy • Platinum – effective catalyst for PEM electrolysers and fuel cells • Iridium – key to hydrogen economy, in PEM electrolysers with platinum to produce hydrogen • Ruthenium – effective in PEM fuel cells with platinum, scalable from small devices to heavy duty transport Environmentally friendly production of PGMs at our Columbus recycling business in the US • One of the largest global recyclers of spent autocatalysts which recycled 840,170oz of 3E (palladium, platinum and rhodium) in 2020 • Environmentally friendly production of PGMs – – Recycling emits six times less tons of CO2 – – Uses 63 times less water – – Generates 90 times less rock waste than the mining operations • PGM recycling business has “green” credentials providing access to lower yield funding and tax-exempt bonds Targeting carbon neutrality by 2040 In line with our commitment to ESG excellence and continual improvement throughout the business, a comprehensive review of the Group environmental and energy footprint was undertaken, which indicates that we should likely be able to achieve carbon neutrality by 2040. We believe that we can accelerate the transition to carbon neutrality and have adopted the ambition to achieve a net-zero carbon footprint for the Group by 2040. For more information, refer to page 247 in the Minimising our environmental impact section. World-class stakeholder engagement blueprint In 2020, the Good Neighbor Agreement (GNA) at the US PGM operations marked 20 years of environmental and community collaboration. The GNA, unique within the mining industry, provides an innovative framework for the protection of the natural environment while encouraging responsible economic development. It contractually binds Sibanye-Stillwater to certain commitments and holds us to a higher standard than that required by federal and state regulatory processes. Our commitments include transparent and productive interaction with all affected stakeholders, using the GNA as a vehicle for dispute resolution and positive stakeholder engagement. For more information on the GNA, please refer to the Good Neighbor Agreement fact sheet. Sibanye-Stillwater Integrated Report 2020 62 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

In line with King IV, Sibanye-Stillwater acknowledges that sustainable development is an essential element of the value creation process. Our sustainable development strategy encompasses ESG principles and hinges on our vision to create value through the responsible mining of our mineral resources. Sustaining our social licence to operate increasingly depends on meeting stakeholder expectations for responsible operations and this is captured in our sustainable development strategy and related ESG framework. The link between sustained delivery of strong financial returns to shareholders and a company’s ability to secure legitimacy by meeting the expectations of all stakeholders is becoming clearer. This link aligns with our business ethos and CARES values as expressed through our Umdoni tree (see page 6). The Proton exchange membrane (PEM) fuel cells utilise PGMs and are expected to play a part in the future hydrogen economy Sibanye-Stillwater Integrated Report 2020 63 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

ENVIRONMENT GOVERNANCE COMMUNITIES SAFETY AND HEALTH (EMPLOYEES) STAKEHOLDER ENGAGEMENT Improving life through the sustainable use of our natural resources, driving environmental consciousness and continued improvement, with measured transition to a carbon neutral future. Objectives: • Maintain environmental licence to operate • Effect continuous improvement • Responsible use of environmental resources • Drive environmental consciousness through awareness, stewardship and communication on environmental issues Listening to our stakeholders through transparent engagement and incorporating the knowledge gained into our business. Objectives • Foster proactive and meaningful engagements with stakeholders on all matters that could potentially affect them • Constructively engage stakeholders based on principles of inclusion, transparency and mutual respect (GNA) • Support engagement processes with effective measured mechanisms for seeking resolution of grievances • Engage from the principle of free, prior and informed consent • Stakeholder engagement on ESG management and performance Enhancing the holistic well-being of our workforce through the risk-based monitoring of safety and health factors and improved safety and health performance. Objectives • Minimise work-related injuries and diseases through real risk reduction • Provide health services that enhance quality of life of all employees • Reduce exposure to occupational hygiene related risks such as dust, diesel particulate matter, radiation, noise, platinum salts and others • Eradicate epidemics such as tuberculosis and HIV and other communicable diseases • Improve holistic wellbeing of employees and the surrounding community • Provide world-class emergency response services • ISO 45001 occupational health and safety management standard certification Creating value by unlocking potential in mining-affected communities through: • socio-economic development • institutional capacity building • generating local benefits These efforts support sustainable livelihoods and leave a positive legacy beyond mining. Objectives • Support communities to deliver local socioeconomic benefits through economic empowerment and delivery on the mining charter and social and labour plan commitments • Strengthen institutional capacity and unlock and mobilise partnerships and resources to resolve collective challenges • Deliver on programmes that retain sustainable benefits and the social impacts that are well understood by all stakeholders • Create shared value beyond compliance • Facilitate integrated spatial development by improving the living conditions and surrounding amenities for our workers Respecting the human rights of stakeholders and conducting our business with integrity from an ethical foundation, by adhering to good governance principles and by ensuring legal compliance Objectives • Implement practices that prevent unethical behaviour • Promote an understanding of human rights and its interlink with socio- economic rights, gender equality, security practices and decent working conditions • Establish effective processes to identify and evaluate compliance to all applicable legal requirements in host countries • Assess environmental, health, safety and social risks, its impacts and implement adequate controls to minimise or mitigate these risks • Publicly disclose our performance against sustainable development as guided by responsible mining principles SOCIAL Our ESG strategy – a summary Our sustainable development strategy categorises the related responsibilities in terms of ESG. This is illustrated in the diagram below: STRATEGIC THEMES AND OBJECTIVES EMBEDDING ESG EXCELLENCE Sibanye-Stillwater Integrated Report 2020 64 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

GUIDING OUR ESG TARGETS AND PERFORMANCE Our ESG activities and performance are guided by many frameworks, principles and standards. Sibanye-Stillwater was formally accepted as a member of the ICMM in February 2020. In October 2020, we joined the United Nations Global Compact (UNGC) at a Participant engagement level. GUIDED BY: Cyanide Code ESG AND OUR STRATEGY ESG performance represents an increasingly critical stakeholder imperative in the global mining industry. Excellence in ESG performance is the central strategic focus area of our strategy and indicates our acknowledgment of its importance. COVID-19 has reiterated the importance of responsible practices and brought especially health, safety and wellbeing central to our ESG strategy and response to the COVID-19 pandemic. We aim to meet the ESG standards expected of us by our stakeholders. LINK OF REMUNERATION TO ESG During 2020 the Group has introduced ESG into the performance evaluation for Long Term Incentives to embrace a broader span of ESG issues and including an element of ESG into the performance conditions into remuneration. (For further detail, Remuneration report, page 146) INTRODUCING THE SDGS The United Nations 17 Sustainable Development Goals (SDGs), which came into effect in January 2016, were developed to support the United Nations 2030 Agenda which aims ultimately to: • end poverty and inequality • protect the planet • ensure that all people enjoy peace and prosperity In South Africa, the 17 SDGs are driven through the National Development Plan. Given that the aim is to meet these goals in just nine years from now, it has become increasingly clear that, in order to do so, public-private partnerships are necessary. Companies have been increasingly called upon to contribute and do their bit to help countries meet these goals. It is in this context that Sibanye-Stillwater has joined the SDG acceleration programme of the UNGC. To better understand the links between the SDGs and our strategy, particularly the strategic focus on excellence in ESG performance, Sibanye-Stillwater reviewed the SDGs to determine where there was potential for positive contributions and negative impacts as a result of our business activities. We assessed the SDGs and our potential impacts by considering the following: • ICMM principles and how they support the delivery on the SDGs • Sustainable Accounting Standards Board (SASB) and its approach to the SDGs • PwC study on the SDGs • SDGs in the context of our business model and sustainable development strategy The review highlighted that certain SDGs have more connection points with the business than others and that, ultimately, the Group can potentially impact multiple SDGs simultaneously. As a Group, we can contribute to poverty elimination by providing jobs and promoting socio-economic development, and to protecting the planet by aiming to ensure the efficient and responsible use of scarce natural resources, and by managing and limiting our contribution to climate change. Given our dependence on natural and human resources, we recognise that by aiming for excellence in ESG performance, we can contribute positively to broader sustainable development. The SDGs and their related targets provide a useful framework by which to monitor our sustainable development and ESG performance. In interrogating the SDGs, we have identified and categorised them as follows: • Primary positive contribution – those SDGs to which we can contribute as a result of our core business strategy • Secondary positive contribution – those SDGs to which we can contribute through our socio-economic development initiatives and corporate social investment • Decreasing negative impacts – those SDGs on which we have a negative impact and for which plans are in place to minimise, mitigate and improve on such impacts Sibanye-Stillwater Integrated Report 2020 65 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

PRIMARY POSITIVE CONTRIBUTION TO SDGs SDG SDG NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS See Continuous safe production and Health, well- being and occupational hygiene NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS See Delivering value from our operations and projects and Minimising our environmental impact NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS See Corporate governance and Empowering our workforce NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS See Engaging with our stakeholders NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS See Chief Financial Officer’s report, Empowering our workforce and Continuous safe production SECONDARY POSITIVE CONTRIBUTION TO SDGs Our contribution to many of these goals arises from our socio-economic development initiatives and social and labour plan projects and delivery on our responsibilities as a corporate citizen. SDG SDG NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS See Social upliftment and community development NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS See Minimising our environmental impact NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS See Harnessing continuous innovation NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS See Corporate governance, Remuneration report and Empowering our workforce NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS See Social upliftment and community development NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS See Social upliftment and community development DECREASING NEGATIVE IMPACTS ON THE SDGS We have also identified those SDGs which in the course of conducting our business we may impact negatively (these are aligned with certain material issues identified – see Material issues). In line with our commitment to ESG excellence, we have in place plans and targets to mitigate these impacts. Of these, the most significant is SDG 13. SDG NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS See Minimising our environmental impact NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS See Minimising our environmental impact NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS See Minimising our environmental impact For more information on Sibanye-Stillwater’s alignment to the UNGC and SDGs, please refer to the Sibanye-Stillwater’s alignment to the UNGC and SDGs fact sheet. EMBEDDING ESG EXCELLENCE CONTINUED Sibanye-Stillwater Integrated Report 2020 66 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

ESG PERFORMANCE AS A GUIDE TO INVESTING Until recently, institutional investors and lenders of capital have mostly practised responsible investment on an exclusionary basis so that companies with poor ESG performance become ineligible for investment. Currently, ESG performance is being used increasingly to evaluate a company’s ESG standing and to rank them as a potential investment. Although many ESG ranking systems remain disparate, they are gaining ever more attention as the basis for responsible investment and are expected to normalise to reflect dominant stakeholder priorities over time. This approach echoes the undeniable increase in the strategic relevance of appropriate ESG for the sustainability of most global industries. To the mining industry, the concepts of sustainable development and responsible mining are not new, partly due to heightened consciousness about the impacts of mining on the environment and society around mining operations – impacts which may occur while recognising the benefits that accrue from stimulating economic growth in host communities and supplying the world with minerals that are instrumental for the global economy and human well-being. Several codes for responsible mining are in routine use and are continuously developed to manage the impact of mining on stakeholders in societies where mining takes place. Accreditation under these responsible mining codes provides an excellent foundation for meeting the broader ESG expectations that are a business imperative. Meaningful social impact was made by donating food parcels and water tanks to local communities where these were required Sibanye-Stillwater Integrated Report 2020 67 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

OUR MATERIAL ISSUES OUR PROCESS OF DETERMINING MATERIAL ISSUES Giving consideration to and framing our material issues is key to delivering on our strategy. As such, our strategy was the starting point of our 2020 materiality process so that material issues could be considered in the context of each of the six strategic focus areas. Particular emphasis was given to environmental, social and governance issues on the basis that embedding ESG excellence is central to our strategy. Key risks as identified by the enterprise risk management process were considered next. The Group risk register was assessed and compared to the previous year’s risk register to understand movement of the risks. It was also considered in the context of our Group strategic objectives. A peer group benchmarking exercise was undertaken to compare material issues across the sector. Sectorial trends and thought leadership analysis performed by Deloitte was also reviewed against the Group’s risks and opportunities. Our vision to create superior value for all stakeholders, through the responsible mining of our mineral resources while considering what could substantially impact this objective was considered in the context of: • our external business and operating environment • our competitive advantage • critical resources and relationships The value drivers considered during the workshop were financial, operational and growth, environmental, social and governance. The workshop participants were asked to analyse and rank the material issues in the context of the value drivers giving consideration to the risks, opportunities, strategy as well as against performance metrics. As a concluding step, the strategy was again reviewed in the practical analysis of each material issue. This was to consider the effect of the material issues on the Group’s strategy. These material issues will be considered and re-evaluated regularly to ensure that they remain relevant. As stakeholders have a considerable ability to influence our business, the next step in the process focused on an evaluation of their perspectives and what they could consider as important matters. Cumulative internal reporting on material matters were taken into account as part of the determination process: This included Board submissions, Exco reviews and various internal analysis which included stakeholder engagements aspects from functions in the Group where these were relevant and material. Cumulative external stakeholder perspectives and benchmarks were taken into account as part of the determination process in the materiality workshop: Information considered through desktop reviews including media analysis and ESG research and analysts’ reports. The media analysis is collected and filtered by predefined searches that track all mentions of Sibanye-Stillwater and competitors across more than 320,000 global online editorial sources and global social media platforms. ESG research and analysis of MSCI, Sustainalytics, Vigeo, FTSERussels (FTSE4Good) and Bloomberg Gender Equality Index have been reviewed to understand what investors prioritise. Key matters raised by stakeholder groups (through our engagement platforms) and organisations such as the GRI, ICMM and the UNGC were also considered. We also considered assessments performed by BNY Mellon and PwC on our previous integrated reporting practices which included a reflection on materiality coverage. Strategic focal point 1 Stakeholder perspectives 2 Material risks and opportunities 3 Strategic relevance 5 How we create value 4 The workshop was externally facilitated in the third quarter of 2020. It included senior executives as well as operational and functional specialists who participated in the discussion and process required to derive the material issues to be reflected in the Integrated Annual Report. As part of this process, participants were asked to complete a value-driver assessment considering the inputs discussed during the workshop and to prioritise/rank the material issues as highlighted through these various steps: OUR MATERIAL ISSUES Materiality is a concept that defines why and how certain issues are determined to be important. Material issues are those stakeholder concerns that can have major importance to the financial, economic, reputational and legal aspects of our business and, in terms of integrated reporting, are those issues which may impact our ability to create value in the short, medium and long term. More importantly, it is their impact on our stakeholders that make them of material concern to us. The International Integrated Reporting Framework guides that a materiality determination process for the purpose of preparing an integrated report should consider relevant matters based on their ability to affect value creation. This involves evaluating the magnitude of the matter’s effect on strategy, performance or prospects as well as giving consideration to risks and opportunities. We identify and assess our material issues through our ongoing business review processes and workshop analysis. The process followed is inextricably linked to our integrated thinking and considers various aspects to derive the material issues that this report reflects on. Sibanye-Stillwater Integrated Report 2020 68 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

S Social E Environmental G Governance F Financial C Cross-Cutting MATERIAL ISSUES COMBINED WITH RESIDUAL RISKS: HEAT MAP 5 4 3 2 1 1 2 3 4 5 LIKELIHOOD IMPACT M3 M5 M5 M7 M1 M6 M13 M9 M11 M10 M15 M14 M15 M11 M7 3 1 2 6 7 10 4 8 9 5 M3 M3 M15 M11 M14 M3 M4 M4 M4 M12 1. Socio-political instability and social unrest in South Africa 2. Unreliable and unaffordable electricity in South Africa 3. Under-delivery to plans and market guidance – delivery on production volume and unit cost falling short of commitments 4. Departure from projected economic parameters- adverse changes in commodity prices and exchange rates 5. Health and safety performance not meeting expectations 6. Change in and introduction of new legal/ regulatory requirements (including carbon emissions regulations, financial provision regulations, mining charter etc.) 7. Cybersecurity and IT risks 8. Aggressive competition strategic actions (Including PGM production expansions in SA an other jurisdictions. Actions that influence PGM intensity of the global transportation and energy sectors). 9. Inability to close operations 10. High cost of and limited access to capital Refer to: Managing our risks and opportunities within the external operating environment Residual risks and are represented in the clear circles above: Sibanye-Stillwater Integrated Report 2020 69 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

OUR MATERIAL ISSUES CONTINUED The most material issues that this report covers that are represented on the heat map in relation to the residual risks are: Material issue Strategic focus area M1 Workplace safety Refer to: Continuous safe production Page 204 M2 Culture and values (this material issue is cross-cutting and interlinks with various risks) Refer to: Empowering our workforce Page 183 M3 Profitability Refer to: Chief Financial Officer’s report Page 91 M4 Licence to operate Refer to: Corporate governance Page 123 M5 Capital allocation Refer to: Chief Financial Officer’s report Page 94 M6 Social licence to operate Refer to: Social upliftment and community development Page 228 M7 Financing Refer to: Chief Financial Officer’s report Page 94 M8 Risk management (this material issue is cross-cutting and fundamental to all risks) Refer to: Managing our risk and pursuing opportunities within the external operating environment Page 26 M9 Tailings storage facility safety Refer to: Minimising our environmental impact Page 268 Tailings Storage Facility fact sheet M10 Energy supply and consumption Refer to: Minimising our environmental impact Page 251 M11 Water management Refer to: Minimising our environmental impact Page 257 M12 Gender diversity and transformation Refer to Empowering our workforce Page 191 M13 Employee health and wellness Refer to: Health, well-being and occupational hygiene Page 218 M14 Air, water and land contamination Refer to: Minimising our environmental impact Page 226 M15 Climate change Refer to: Minimising our environmental impact Page 247 Sibanye-Stillwater Integrated Report 2020 70 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

At the US PGM operations Sibanye-Stillwater Integrated Report 2020 71 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

ENGAGING WITH OUR STAKEHOLDERS Our business is influenced by a multiplicity of economic, legislative and social factors. Of these, the nature of our engagement with all our various stakeholders, who impact and are impacted by our operations, is certainly one of the most pertinent. By maintaining constructive relationships, which are built on trust, mutual respect and transparency, we can ensure the success and long-term sustainability of our business. Moreover, it is the quality of these stakeholder relationships that determines the validity of our social licence to operate. Our CARES values and the Stakeholder Engagement Policy Statement (https:// www.sibanyestillwater.com/sustainability/ reports-policies/) guide our approach to stakeholder engagement. In our engagement we consider the concerns and views of stakeholders so as to better understand their expectations and align them with our social performance objectives. Ultimately, we seek to balance the needs, interests and expectations of all our stakeholders with those of the Group in a robust and ongoing process. Our approach to engagement is structured but flexible, enabling us to deal with requests for engagement by interest groups and stakeholders who either elect to or fall outside the broader representative structures. Interactions with our stakeholders provides a broader operating context, inform our most material matters, risks and opportunities and provides input into the strategy and long-term direction. Safety, health and well-being Economic value CAES Clean water/ air/ land Total returns Socio- economic stability Upliftment ENVIRONMENT SHAREHOLDERS Safety, health and wellness Costs Quality Volume GOVERNMENT Fair market access COMPANY Assured product Membership COMMUNITIES CUSTOMERS SUPPLIERS ORGANISED LABOUR Better lives EMPLOYEES OPERATING PILLARS AFFECTED STAKEHOLDERS Upliftment OUTCOMES DESIRED Better lives Socio- economic stability Economic value Fair market access Membership Clean water/air/ land ORGANISED LABOUR CUSTOMERS SHAREHOLDERS EMPLOYEES COMMUNITIES SUPPLIERS GOVERNMENTS WHAT WE DID IN 2020 SUCCESSES CHALLENGES Successful year despite COVID-19 Essential person-to- person engagement with some stakeholders challenging during COVID-19 Celebrating 20 years of the US PGM operations’ Good Neighbor Agreement SA PGM operations collaborative Safety summits with stakeholders Successfully concluded Kroondal SA PGM operations wage agreement with no disruptions Providing socio-economic opportunities for stakeholders “Our mining improves lives.” Sibanye-Stillwater Integrated Report 2020 72 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

INTENSIFYING RELEVANT STAKEHOLDERS AND BUILDING CONSTRUCTIVE RELATIONSHIPS We define stakeholders as those individuals or groups that have a material interest in or are affected by our operations. They also include those who have the potential to materially influence our ability to create value and deliver on our strategy. The stakeholders with whom we engage and have partnerships include employees, unions, communities in host and labour-sending areas, various levels of government (national, state, provincial, local and municipal), investors and capital providers, non-governmental organisations (NGOs), suppliers, business and joint venture partners, regulators and the media, among others. Our stakeholder engagement process at our US PGM operations is largely guided by the Good Neighbor Agreement. The Group is envisioning a customised version for our South African stakeholders, which aims to prioritise mutually respectful relationships. We have begun laying the foundations for building a Social Compact at each of our South African operations, a process that will be continued in 2021. CEO participates in an online mining industry and regulator panel “We seek to balance the needs, interests and expectations of all our stakeholders with those of the Group, in a robust and on going process.” Sibanye-Stillwater Integrated Report 2020 73 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

ENGAGING WITH OUR STAKEHOLDERS CONTINUED COMMUNITIES: SA Why we engage It is important to build sustainable relationships with stakeholder in communities that host our operations. This is critical for business stability and is in recognition of the contribution to the success of our business. We however note the increasing challenges of poverty, unemployment and inequality in South Africa that continue to exist and the demands place on our operations to contribute to employment and socio-economic development. Due to being a significant employer and the challenges of local government to deliver on social amenities, the Group is under immense pressure to fulfill that role and therefore engagement with stakeholders to ensure clarity of roles and collaborate on socio-economic development is key. COVID-19 exacerbated the challenges in areas around our operations largely in the area of health and food security. The Group played its part in supporting the government and local stakeholders deal with the impact of COVID-19, see page 12. On the engagement front, very little meaningful engagement could take place due to lockdown regulations and largely because the majority of stakeholders are digitally excluded. While the tensions with stakeholders in areas that host our communities will always remain as a result of many factors including the continued influx of job seekers, deterioration of other economic sectors, and the demands for procurement opportunities, services and infrastructure needs. Doorstep communities are an inevitable reality of the South African mining industry’s operating context and it is vital that we co-exist amicably with these communities to ensure the sustainability of our operations. Noting that the majority of our labour is sourced from these communities, their well-being and that of their families, safe and decent living conditions are key elements of ensuring productivity and the stability required for a successful business. We remain resolute in delivering on our vision of creating superior value for our stakeholders including those in communities around our operations and therefore work with government and relevant stakeholders to contribute to socio-economic development programmes through SLPs and CSI. Ensuring a cordial relationship with our doorstep communities is vital to maintaining our social licence to operate. Nature of relationship in 2020 S C to COVID-19 had a significant impact on relationships with our community stakeholders and our ability to engage properly. As a company, we joined government and other stakeholders in responding to the immediate health and social needs in response to the challenges posed by COVID-19. Each community is inevitably different and the nature of our relationship and engagement with them naturally reflects these differences. The relationship with the doorstep communities is generally cordial. Related top strategic focus: Related top residual risks: • Socio-political instability and social unrest in South Africa • Inability to close operations Opportunities: • Strategic partnerships • ESG as an investment imperative Our material issues: • Social licence to operate • Risk management C Constructive C Cordial S Strained Sibanye-Stillwater Integrated Report 2020 74 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

COMMUNITIES: SA continued How we engage Material issues to both parties in 2020 Our response and strategy to enhance the quality of our relationship Following the spread of the COVID-19 pandemic and implementation of associated lockdown regulations and social distancing practices, virtual meetings became the preferred method of meeting rather than having face-to- face, physical meetings. Given that our communities have limited access to digital technology, there was minimum engagement for much of 2020, please refer to page 231 on how we attempt to address this constraint. However, under normal conditions, our primary methods of engaging with our communities include: • community engagement forums which meet quarterly, or as required • community complaints hotline • workshops • open days • written communications (reports and letters) The principal issues of concern continued to be the perceived lack of procurement opportunities for local suppliers and demands for employment. During 2020, we had no community protests at the SA gold operations but a few protests at the SA PGM operation. • We persevered in establishing and maintaining open and reliable channels of communication with legitimate community forums to address concerns and manage expectations • The Community Grievance Mechanism was updated and communicated at every level of engagement internally and externally • We continued to educate local community members on the requirements for successful job applications, particularly in terms of skills and medical fitness • To facilitate greater procurement opportunities among local suppliers and would-be suppliers, we engaged the services of two enterprise development service providers to coach and develop the skills of fledgling companies The national lockdown in SA delayed progress in implementing SLP projects Sibanye-Stillwater advised the DMRE on the halting of the implementation of some of the affected projects and programmes particularly in Mine Community Development and Human Resource Development in compliance with COVID-19 regulations. Refer to Social upliftment and community development Assistance to mitigate the worst of the impacts of COVID-19 Sibanye-Stillwater has undertaken various initiatives to support doorstep communities in the face of the global pandemic. Among the most prominent are: • Social relief food parcels, water tanks, blankets and mattresses • Schools and education sanitation and catch up programme • Hand sanitisers distributed to all doorstep communities Refer to COVID-19 – impact and response Marikana legacy issues In August 2020, we embarked on a programme of healing and renewal, which not only seeks to address the Marikana legacy issues but serves as a commitment to invest in and sustain our operations, our people and our communities. For more information refer to Marikana renewal fact sheet Land use rights and the relocation/resettlement of communities A policy with clear procedure guidelines was developed in 2020, which will help guide interactions of this nature going forward Outlook Our relationship and engagement with our doorstep communities in South Africa is expected to be greatly enhanced in 2021 with our efforts aimed at rebuilding trust and the ultimate objective of collaboration formalised through a Social Compact. Largely based on the tenets of the Zambezi Protocol, the Compact essentially prioritises mutually-respectful relationships with our host communities, which will help to develop a more trusting relationship with this vital stakeholder. C Constructive C Cordial S Strained Sibanye-Stillwater Integrated Report 2020 75 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

ENGAGING WITH OUR STAKEHOLDERS CONTINUED COMMUNITIES: US Why we engage Our US PGM operations are located in a pristine region of the state of Montana. Not only do our mining and processing activities physically impact the land and surrounding environment, there is also a noted level of disturbance borne by nearby landowners and our rural communities. It is on this basis that we regularly engage with the local residents of Sweet Grass county, in which our East Boulder mine is located, and Stillwater County, where our Stillwater mine is located, so that they can ensure we are undertaking our activities in a responsible manner with as little disturbance as possible. This engagement, as well as the very positive economic impact our operations have on our local communities (refer to the Mining supports Montana fact sheet) has led to a very positive, symbiotic relationship with our local communities. In addition to our communities and our neighbouring landowners, we also engage on community and environmental issues through our Good Neighbor Agreement (the GNA), which celebrated its 20th anniversary in 2020. The GNA bears testimony to our ongoing constructive relationship with local environmental and community groups. For more information refer to Good Neighbor Agreement fact sheet. Nature of relationship in 2020 C The interaction with both the local communities and the neighbouring landowners (through the GNA) are constructive. Related top strategic focus: Related top residual risks: • Health and safety performance not meeting expectations • Change in regulatory requirements Opportunities: • Strategic partnerships • ESG as an investment imperative Our material issues: • Social licence to operate • Risk management C Constructive C Cordial S Strained How we engage Material issues to both parties in 2020 Our response and strategy to enhance the quality of our relationship Routine interaction with community organisations Enhancing the nature and frequency of engagement with communities and affected parties The US PGM operations have embarked upon creating a formal stakeholder engagement process, which will be in place by the end of 2021 Emergency preparedness Over the course of 2020, the company engaged in a number of significant stakeholder interactions, including conversations with the Boulder River Watershed group and Sweet Grass County, and work with the Good Neighbor Councils on the company’s Emergency Preparedness Plan Mitigating the worst effects of the COVID-19 pandemic Through its strong stakeholder relationships with its local counties, the company collaborated with local public health officials to enact a robust COVID-19 Action Plan, which allowed continued full production through Montana’s “stay-at-home” order. The Group continues to refine this plan as state directives change and as more is learned about the virus and mitigation of it Outlook The relationship with our US community stakeholders is anticipated to remain constructive, as well as the neighbouring landowners as we continue to be guided by the tenets of the, thus far, successful Good Neighbor Agreement. Sibanye-Stillwater Integrated Report 2020 76 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

EMPLOYEES (INCLUDING ORGANISED LABOUR) Why we engage Sibanye-Stillwater is a labour-intensive business, employing and contracting more than 84,000 people at its SA and US operations in a wide variety of trades and professions. Employees, therefore, play an integral part in the achievement of our operational targets. Constructive engagement with employees ensures their buy-in to our purpose and values, and that they are motivated and committed to delivering our operational plans and strategy. Nature of relationship in 2020 C The year under review proved challenging for employees as they had to navigate the uncertainties of the pandemic, COVID-19 associated lockdowns and operational suspensions. Throughout this period, constant communication with our employees was prioritised to ensure that they were aware of all work-related developments. Both parties greatly benefited from this level of engagement. Related top strategic focus: Related top residual risks: • Health and safety performance not meeting expectations • Under delivery to plans and market guidance – delivery on production volume and unit cost falling short of commitments • Change in and introduction of new legal/ regulatory requirements (including carbon emissions regulations, financial provision regulations, Mining Charter, etc.) Opportunities: • Organic growth in a conducive SA investment climate • Digital-first organisation embracing modernised work systems Our material issues: • Workforce safety • Culture and values • Social licence to operate • Risk management • Employee health and wellness • Gender, diversity and transformation C Constructive C Cordial S Strained Sibanye-Stillwater Integrated Report 2020 77 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

C Constructive C Cordial S Strained EMPLOYEES (INCLUDING ORGANISED LABOUR) continued How we engage Material issues to both parties in 2020 Our response and strategy to enhance the quality of our relationship 2020 proved a milestone in how we engage and interact with our Group- wide employees with the launch of the WeAreOne mobile communications app. Other forms of engagement include: • Face to face engagement/meetings • Company briefs • Text messages • Podcasts We engage with recognised trade unions through: • Formal meetings • National Leadership Forum and regional meetings, which take place every quarter • Safety summits Creating a values-based organisational culture We persevered with our Group-wide culture growth programme, the aim of which is to unite and align employee behaviours and actions behind a shared, inclusive values-based culture The target of zero harm has yet to be achieved and a safe working environment remains a pressing concern for both parties We continue to learn from safety incidents to effect stronger controls to prevent incidents. As fall-of-ground incidents continue to be the leading cause of fatalities, we conducted a rock mass management study to determine ways of mitigating this particular risk. Refer to Continuous safe production Mitigating the impact of COVID-19 on our employees and operations We adopted a risk-based approach to the pandemic that sought to minimise the prolonged health and economic consequences of the virus and ensure the ongoing continuity and sustainability of our operations. We implemented a range of high-level and operational-specific measures to contain and restrict the spread of COVID-19 at our operations. Refer to COVID-19 – impact and response Remuneration during the lockdowns and ‘stay-at-home’ protocols R1.5 billion in salaries paid during lockdown period. The Group ensured that shortfalls in wage and salaries were covered by the UIF TERS benefit. Refer to COVID-19 – impact and response Wage negotiations A three-year wage agreement was signed with the NUM and AMCU, in respect of wages and conditions of service for a three- year period from 1 July 2020 to 30 June 2023 for the Kroondal operation. Refer to Empowering our workforce Gender diversity • A Women-in-Mining programme has been launched across the Group to facilitate the drive towards the greater gender diversity of our workforce • A group-wide survey was also conducted to test knowledge, attitudes and practices on gender transformation issues. Refer to Empowering our workforce Outlook The nature of our engagement with employees and trade unions is expected to be defined by upcoming wage negotiations in the SA gold segment, as well as the enduring effects of COVID-19 on our business and the broader socio-economic context of South Africa and the United States. ENGAGING WITH OUR STAKEHOLDERS CONTINUED Sibanye-Stillwater Integrated Report 2020 78 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

INVESTORS AND CAPITAL PROVIDERS Why we engage Mining is a capital-intensive business with relatively long-time horizons to achieving financial returns. Moreover, it has a commensurate risk profile. Investors and capital providers – who provide the financial capital that has, and will continue to, facilitate our growth strategy – therefore need to place significant trust in management to deliver appropriate returns. By understanding our investors and capital providers’ requirements and meeting their value expectations, we grow trust in our organisation, which, in turn, strengthens our access to capital. Nature of relationship in 2020 C Our relationship with our investors and shareholders continued to be constructive, particularly on the back of several strategic deliveries by the Group. These included degearing and returning value to shareholders. Investors are also gaining a strong appreciation for the integrity of our ESG credentials. Related top strategic focus: Related top residual risks: • High cost of capital Opportunities: • Strategic partnerships • ESG as an investment imperative Our material issues: • Profitability • Capital allocation • Financing • Risk management • Tailings storage facility safety How we engage Material issues to both parties in 2020 Our response and strategy to enhance the quality of our relationship • Investor meetings – one-on-one and group • Telephone and conference calls • Conferences • Formal, regular reporting • Company and regulatory announcements Our processes of engagement with our investor stakeholders was not materially impacted by the COVID-19 pandemic as we were largely able to engage and conduct meetings via digital platforms The deleveraging of the Group’s balance sheet • Responsible management of Sibanye-Stillwater’s financial position to ensure that we continue to meet stakeholder expectations • Investors receive regular updates relating to all material matters Safety and ESG performance The impact of COVID-19 on the Group’s ability to deliver value Market demand for our commodities Outlook The nature of the engagement is expected to remain constructive, particularly following the resumption of dividend payments to shareholders. C Constructive C Cordial S Strained Sibanye-Stillwater Integrated Report 2020 79 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

GOVERNMENT AND REGULATORS Why we engage Government and regulators set the legislative framework within which our business must operate. As we operate under licence at our mines, maintaining these licences to operate is critical to the sustainability of our business. They also provide, through state-owned enterprises, some of the basic services and resources required by our operations. Nature of relationship in 2020 C Our relationship with Government in 2020 was influenced by a range of challenging events and developments, not least of which included the COVID-19 pandemic, load shedding in South Africa, continued regulatory uncertainty, and the questioning of our empowerment status at the Beatrix operation. The mining sector in South Africa was, however, the first industry allowed to operate post the lockdown Alert Level 5, and received continued support from the Department of Minerals Resources and Energy (DMRE) during the COVID-19 pandemic. Related top strategic focus: Related top residual risks: • Socio-political instability and social unrest in South Africa • Unreliable and unaffordable electricity in South Africa • Change in and introduction of new legal/ regulatory requirements (including carbon emissions regulations, financial provision regulations, mining charter, etc.) • Inability to close operations Opportunities: • Organic growth in a conducive SA investment climate Our material issues: • Licence to operate • Energy supply and consumption • Water management How we engage Material issues to both parties in 2020 Our response and strategy to enhance the quality of our relationship • Monthly and quarterly meetings held with various government departments ad hoc meetings when the need arises • Written reports • Engagement is also undertaken through industry bodies such as the Minerals Council South Africa and the National Mining Association in the US Compliance and pace of delivery on SLP commitments Detailed project plans with defined timelines were communicated to the DMRE BEE compliance We pursued open and robust discussions with Government on the topic of BEE compliance at our Beatrix operation Safe restart of operations post COVID-19 lockdown We worked with government to facilitate a safe restart of our operations in line with all applicable regulations Regulatory uncertainty We continued to work in partnership with industry bodies to find solutions to regulatory challenges Outlook The judicial review of the Mining Charter III is yet to be completed and so the regulations relating to empowerment and procurement will remain a concern until a resolution is found ENGAGING WITH OUR STAKEHOLDERS CONTINUED Sibanye-Stillwater Integrated Report 2020 80 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

SUPPLIERS AND CUSTOMERS Why we engage A significant portion of our operating costs are spent on procured goods and services rendered to our business. It is vital that we engage with our suppliers to ensure their understanding of our requirements when engaging in contracts. The automotive industry represents the largest PGMs customer using primarily palladium and rhodium in the catalytic converters of petrol engines, and platinum in diesel vehicles. The auto demand is anticipated to grow due to tighter emissions regulations, therefore vital for engagement with our customers. Nature of relationship in 2020 C The impact of COVID-19 pandemic proved exceptionally distressing for many of our suppliers during the year. Through this period of uncertainty we endeavoured to be transparent and swift in all our engagement with our suppliers, particularly in communication relating to supply contracts. With increased PGM loadings in autocatalysts and the longer-term potential from the green hydrogen economy our relationships with our customers are mutually supportive and strategic. Confidence that our commodity production conforms with supply chain responsibility standards is sustained. Related top strategic focus: Related top residual risks: • Unreliable and unaffordable electricity in South Africa • Departure from projected economic parameters – adverse changes in commodity prices and exchange rates • High cost of and limited access to capital Opportunities: • Strategic partnerships Our material issues: • Workplace safety • Profitability • Licence to operate How we engage Material issues to both parties in 2020 Our response and strategy to enhance the quality of our relationship Continuous engagements through written media, as well as workshops Transparency in the procurement process The Coupa business spend management software system is in the process of being rolled out at our SA operations. This software is being used to streamline the supplier registration process in an attempt to ease more entrepreneurs and small companies into business and to provide more transparency across the entire procurement process. Refer to Social upliftment and community development Suspension of certain supply contracts as a result of COVID-19 The COVID-19 crisis required the suspension of certain supply contracts. This process was distressing for all parties and we maintained open lines of communication with our suppliers to reduce uncertainty and to give all parties the best chance of managing through the crisis. Refer to COVID-19 – impact and response Ensuring support during the COVID-19 pandemic • R14.5 million provided to a CEO-initiated CEO SMME support fund to stimulate local economic growth in local communities • Focused spend with local suppliers for COVID-19 related PPE of R1 million Complying with procurement targets and the empowerment status of some of our supplier base In late 2020, we embarked on a targeted approach to directly engage identified large suppliers on their empowerment status. For those companies willing to pursue empowerment transactions to enhance their BEE status, we will be providing guidance to assist with their transformative journey. Refer to Social upliftment and community development Customers are engaged through the marketing function and continuous engagement Maintaining close relationship with key customers, we acquire market intelligence and an understanding of trends. Complying to long-term supply agreements with our customers As part of the global PGM supply chain we are open to customer feedback and continue to improve our ESG performance. We obtained in 2020 certification of responsible sourcing from the LPPM Outlook As COVID-19 persists going into 2021, there are still many operational uncertainties that we, as a business, and our suppliers will have to contend with. We will, however, endeavour to remain transparent in all our engagement with our suppliers and customers so that they are adequately prepared for all eventualities. Sibanye-Stillwater Integrated Report 2020 81 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Sibanye-Stillwater Integrated Report 2020 82 ACCOUNTABILITY SECTION 03 Leadership view 83 Board and executive leadership 88 Chief Financial Officer’s report 91 Corporate governance 104 Remuneration report 126

The year 2020 was, without doubt, dramatic and challenging. The COVID-19 pandemic that spread rapidly across the globe in the first quarter of the last year catalysed and largely drove a series of intertwined crises ranging from socio- economic disruption to extreme market volatility and deepening inequality. One year later and the pandemic continues to wreak an immense toll on human lives, although the world is steadily learning how to live and work alongside COVID-19, with social and economic activities continuing with incrementally less disruption. Sibanye-Stillwater was inevitably impacted by the pandemic, however, the Group responded rapidly, identifying and prioritising COVID-19 as a significant risk as early as February 2020. We acted swiftly in developing and implementing COVID-19 protocols – in line with the World Health Organization and host government guidelines – across the Group. Our aim was steadfastly, and remains, to protect lives as much as it was to protect livelihoods. Among the most important measures was the identification and careful management of our most vulnerable employees to reduce their risk of contracting the highly contagious virus. This, along with other measures are elaborated on further in the COVID-19 – impact and response section. Our response to the pandemic, did however, extend beyond health-related life-saving protocols. The Group provided R1.5 billion (US$91million) to non-working employees and ensured that psychological support and financial counselling was available to employees and their families. Support also extended far beyond the boundaries of our operations with much needed PPE, sanitation products and food parcels provided to our communities. Local small businesses received funding support to the value of R14.5 million (US$88million) and some R23 million (US$1.4million) was donated to relief funds established in South Africa. Looking to the future, we are particularly encouraged by the roll out of vaccines and other preventative actions being taken, which may mitigate further negative consequences of the pandemic. The Group has capacity to assist with vaccine distribution and is willing to contribute R200 million towards vaccine roll-out subject to specific conditions. OUR STRATEGY Given the rapidly changing world in which we operate and the successful delivery on various strategic goals, our strategy was reviewed and updated during 2020. Although the strategy remains largely unchanged, two key updates were made: • Following delivery on the strategic focus area of “Deleveraging our balance sheet”, this pillar evolved into “Optimising capital allocation”, representing the progression of our focus to strategic financial management. The revised focus area centres around the allocation of capital to ensure growth, sustainability and the generation of superior future returns for all stakeholders. This will be achieved through a combination of organic and inorganic investment to support value- accretive growth. See the Chief Financial Officer’s report for further detail • The focus area “Addressing our South African discount” was refined and amended to “Prospering in South Africa’s investment climate”, thereby encompassing a more pragmatic approach to operating in South Africa, where the bulk of our assets are located. While the investment climate is not yet encouraging of private sector led growth, we have confidence in our abilities to operate effectively in the South African context by maintaining the social and regulatory legitimacy to operate. We are hopeful that our commitment to prospering in South Africa will secure a meaningful shift in stakeholder sentiment to embrace business as an essential partner in social and economic development For more detail on our strategic pillars and strategic delivery and how these are linked to our risks and opportunities, refer to the Our strategy and strategic delivery and the Managing our risks and opportunities within the external operating environment within our external operating environment sections in this report. LEADERSHIP VIEW Dr Vincent Maphai Chairman Neal Froneman Chief Executive Officer “Our commitment to a better future was echoed by joining the United Nations Global Compact (UNGC) at a Participant engagement level in October 2020” Given the rapidly changing world in which we operate and the successful delivery on various strategic goals, our strategy was reviewed and updated during 2020. Sibanye-Stillwater Integrated Report 2020 83 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

EMBEDDING ESG EXCELLENCE AS A WAY OF BUSINESS While navigating the COVID-19 pandemic, Sibanye-Stillwater used the opportunity to accelerate our environmental, social and governance (ESG) ambitions. Embedding ESG excellence is a primary focus and central strategic deliverable throughout the Group. Please refer to both the Our strategy and strategic delivery section and the Embedding ESG excellence section earlier in the report for more information. From a societal perspective, a highlight of the year was our Marikana renewal project, which is not only addressing painful legacies but also seeks to restore economic viability and secure the long- term future for our stakeholders and the Marikana operation. It is a project that firmly demonstrates Sibanye- Stillwater’s commitment to engaging with stakeholders on a basis of trust and in a manner that promotes socio-economic upliftment and ensures a positive future and legacy. Another social imperative for the Group is the advancement of gender equality, particularly in the mining industry. Not only are we championing the Minerals Council South Africa’s “Women-in-Mining” initiative, we have also committed to ensuring that 30% of our workforce are female by 2025 with simultaneous focus on increasing the representation and development of women at all levels and in all functions. This ambition to contribute to a positive future equally extends to the environment. As a leading producer of green metals, Sibanye-Stillwater is well positioned to contribute to the fight against climate change and global warming. Certainly, our main product, being the platinum group metals (PGMs), plays a fundamental role in reducing global greenhouse gas and environmental emissions, particularly through the removal of noxious exhaust gases and hydrocarbons from automobile exhausts. The green credentials of our product are further cemented by the fact that some 840,000 oz of our total PGM output was recycled at our Columbus metallurgical business in Montana, in the most environmentally friendly manner possible. The environmental footprint of a recycled ounce of metal is a small fraction of the equivalent mined ounce. PGM’s will also be central elements in the future green hydrogen economy, a niche but revolutionary new industry in which we are excited to play a role. While our products are proving central to the technologies required to combat climate change, we are equally cognisant that we too, as a Group, have a fundamental role to play in addressing the global warming crisis from an operational perspective. It is in this context that Sibanye-Stillwater has committed to a transition to carbon neutrality by 2040, in support of the Paris Climate Agreement and the United Nations Sustainable Development Goals (SDGs). Our goal is underpinned by our Energy and Decarbonisation strategy and implementation plan that is both clear and achievable. Our commitment to a better future was echoed by joining the United Nations Global Compact (UNGC) at a Participant engagement level in October 2020, thereby endorsing the Ten principles of the UNGC. For more information on the Group’s alignment to the UNGC and SDGs, refer to Embedding ESG excellence in this report and the fact sheet: Sibanye- Stillwater’s alignment to the UNGCs and SDGs available at www.sibanyestillwater.com/news- investors/reports/annual/. SAFE PRODUCTION Safe production is a Group imperative and we continue to aspire towards achieving zero harm and determining further actions that are required in achieving zero fatalities. Accordingly, we continue to refine and adapt our safe production strategy and protocols in order to achieve these goals. The Group safety performance for 2020 maintained the continual improvement trajectory, considering the significant disruption and distractions caused by the COVID-19 pandemic. After recording zero fatalities during the second quarter of 2020 and the SA gold operations achieving a record and remarkable milestone of 13 million fatality-free shifts (FFS) over a close to two year period prior, the Group suffered five fatalities at the SA gold and PGM operations during H2 2020, with four fatalities previously occurring at the SA PGM operations in the first quarter of 2020. The Group Fatal Frequency Rate of 0.06 per million hours worked is higher than the ICMM 27 member companies of the 2018 average 0.022, but better than the 2019 ICMM average of 0.118 FFR per million hours worked (2019 is an outlier due to the Brumadinho tailings facility collapse fatalities.) The Group Serious Injury Frequency Rate continued to decline, falling from 4.68 in 2015 to 3.03 per million hours worked in 2020. The Total Injury Frequency Rate (TIFR) of 8.52 is up from 8.40 in 2019 but is showing an overall 18% improvement compared with 2015, despite the significant growth in our workforce over the five years. The loss of nine of our colleagues during the year, due to fatal incidents at the SA operations, caused significant distress throughout the Group. We extend our sincere condolences to the family and friends, as we mourn the departure of our fallen colleagues at the SA gold and PGM operations: Mr Jaoa Silindane, Mr Khulile Nashwa, Mr Emanoel Kaphe, Mr Rossofino Manhavele, Mr Mfuneko Manikela, Mr Bonginkosi Hlophe, Mr Hlopang Temeki, Mr Cebo Gungthwa and Mr Erens Mello. All incidents have been thoroughly investigated together with the relevant stakeholders to ensure that they are not repeated, and appropriate support provided to the families. For more information on our safety performance and statistics, refer to the Continuous safe production section in this report. At Sibanye-Stillwater, we are responsible for the well-being of more than 84,000 employees and we cannot accept our operating environment (several being medium to deep level underground and labour intensive in nature) as an inhibitor of excellent safety performance. We aim to improve the overall safety at our operations by addressing real risk reduction and behaviour related issues to ensure our safe production performance is comparable with international peers. Our risk management and values-based culture LEADERSHIP VIEW CONTINUED Sibanye-Stillwater Integrated Report 2020 84 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

programme are important aspects of the safe production strategy to improve safe production outcomes as these programmes continue to be operationalised. In future, the Group will increase its focus on the Total Recordable Injury Frequency Rate (TRIFR) in order to reduce low energy incidents without compromising efforts in the step change approach towards zero fatalities. We will continue to actively monitor and benchmark ourselves against other safety performance measures including leading indicators, Lost Time, Serious and Fatality Injury Frequency Rates. A Group TRIFR benchmark of 4.0 per million hours worked has been set to be achieved by the end of the 2025. OPERATIONAL EXCELLENCE Sibanye-Stillwater’s operational performance during the year was commendable, considering the numerous COVID-19-related disruptions and challenges. Despite the disruptions and the ongoing implementation and observance of COVID-19 protocols to support the health and well-being of our workforce, production from the three operating segments for 2020 was largely consistent with the prior year due to the Marikana operation being included for a full year compared to 2019, and the fact that the SA gold operations have recovered from the 2018/2019 strike related disruptions. The ramp-up to normalised production levels by the SA gold and PGM operations following the suspension of operations due to the COVID-19 lockdown in SA during the second quarter of 2020 exceeded forecasts. Both the SA gold and PGM operations reached normalised production rates in November 2020, positioning the Group for an improved operational performance in 2021. Conversely, while production improved in South Africa towards the end of the year, our US PGM operations were impacted by a spike in COVID-19 infections in the fourth quarter of 2020, following a severe increase in COVID-19 infections in Montana from September 2020. Accordingly, mined production from US PGM operations was marginally higher year-on-year, but below guidance due to COVID-19 disruptions. The solid Group operational performance underpinned a record financial performance, boosted by higher average precious metal prices in 2020. Although global PGM prices were initially adversely affected by a decline in manufacturing activity and retail sales globally following the initial implementation of global COVID-19 related restrictions, this demand shock was largely offset by a reduction in global supply following the hard lockdown in South Africa in late March 2020, which resulted in the suspension of all mining activity during April 2020 and a subsequent gradual build-up from May 2020 to normalised production levels in November 2020. The very encouraging operational performance was supported by the average 4E PGM basket price which increased by 83% to R36,651/4Eoz (US$2,227/4Eoz) for 2020 with the average 2E PGM basket price increasing by 36% to US$1,906/2Eoz (R31,373/2Eoz) and the average rand gold price increasing by 43% to R924,764/kg (US$1,747/oz). The average SA exchange rate depreciated by 14% to R16.46/US$ for the year. For more information about the operational performance, refer to the Delivering value from our operations and projects section in this report. RECORD FINANCIAL PERFORMANCE Our significant growth and ability to maintain operational excellence by successfully integrating and restructuring recent acquisitions enabled the Group to benefit from higher precious metal prices, driving a record financial performance during 2020, resulting in a 75% increase in revenue year on year to R127.4 billion (US$7.7 billion). Group earnings (adjusted EBITDA) of R49 billion (US$3.0 billion) and adjusted Free cash flow of R20 billion (US$1.2 billion) increased from R15 billion (US$1 billion) and R318 million (US$22 million), respectively, year-on-year. More details of our financial performance can be found in the Chief Financial Officer’s report. Crucially, this exceptional financial performance facilitated a return to an industry-leading dividend declaration of R10.7 billion (US$729 million) for 2020. During the year we were also able to undertake a significant deleveraging of our balance sheet, which led to a net cash positive position of R3.1 billion (US$210 million) at financial year-end. LOOKING TO THE FUTURE The commodity and mining sectors have largely recovered from the initial demand shock in H1 2020, due largely to the global economic recovery being more rapid than initially expected, with murmurings of a possible PGM “supercycle” recently growing in volume. This positive outlook is supported by continued stimulus and expansionary monetary policy being maintained by many countries. The improving outlook for commodities can also be attributed to a visible shift towards more socially and environmentally aware social and regulatory priorities worldwide. This swing towards prioritising a cleaner and greener global future is likely to drive future investment in infrastructure and renewable energy, which will be extremely positive for commodity prices in general, and particularly the essential metals that Sibanye-Stillwater produces and is targeting. It is in this context that Sibanye-Stillwater has continued to deliver sustainable superior value by optimising its operations in the interests of all stakeholders. Of primary significance during 2020 was the 40% increase in the 4E PGM Mineral reserves at the SA PGM operations to 39.5 million 4Eoz, primarily due to the inclusion of Mineral Reserves from the K4 project at the Marikana operation and the Klipfontein opencast project at the Kroondal operation. Gold Mineral Reserves at the SA gold operations and 2E PGM reserves at the US PGM operations remained stable at 11.3Moz and 26.9M 2Eoz respectively. We are pleased to announce that in February 2021 the Board approved the advance of three strategic capital projects: the development K4 and Kilpfontein projects at the SA PGM operations and the resumption of capital development and equipping of the Burnstone gold project. This represents a significant capital investment of approximately R6.3 billion (US$417 million) in high return organic projects in South Africa. In addition to the value accretion for investors in Sibanye-Stillwater, the ancillary benefits Sibanye-Stillwater Integrated Report 2020 85 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

for communities and other stakeholders will be significant. Approximately 7,000 jobs will be created and sustained over the life of the projects, with significant financial benefits likely to accrue to local communities and regional and national government through local procurement, taxation and foreign exchange. Equally significant is Sibanye-Stillwater’s much-anticipated initial expansion into the battery metal space through the acquisition of a 30% shareholding in Keliber Oy announced in February 2021. This Finnish- based company is developing the Keliber project, a 9.3 million tonne reserve lithium project located in the Kaustinen region of Finland. The project is anticipated to come into production in 2024. Lithium is viewed as one of the core metals to benefit from the significant growth forecast for the electric vehicle sector. Our investment in Keliber represents a strategic partnership of complementary skills and capabilities and a shared vision to be a preferred provider of responsibly sourced battery grade materials for the market. The investment offers the opportunity for further geographic diversification in an attractive mining destination and the opportunity to forge long-term relationships with established lithium industry players that have a shared vision of supplying the electric vehicle supply chain. In our in-depth analysis of the battery metals space, we have established that it is quite a fragmented market and that any acquisition steps are likely to be quite small (unlike our four-step PGM strategy which made us the biggest primary producer). Furthermore, as we return to being a leading dividend payer and we strive to ensure future sustainability of the business in order to continue to return value to shareholders and other stakeholders, we are comfortable with having gold in the portfolio due to the contracyclical nature of the metal. With our growth in PGMs over the last four years, the gold operations’ earnings contribution have, however, narrowed to less than 20% of the Group and we will continue to evaluate opportunities that are value- accretive and will improve the overall risk rating of the Group. RECOGNITION It is with much sadness that we note the tragic passing of two highly regarded members of our senior executive leadership team. Chris Bateman, Executive Vice President: US PGM operations, passed away suddenly in September 2020. Chris had been with Sibanye-Stillwater since the acquisition of the Stillwater Mining Company in May 2017. His commitment to facilitating Stillwater’s incorporation within the group was invaluable. Shadwick Bessit, Executive Vice President: SA gold operations, a veteran of the South African mining industry, passed away from COVID-19 related complications in January 2021. Shadwick had been with the Group since its establishment in February 2013 and his mindful, considered leadership was an inspiration to all. On behalf of the board, executive management and all at Sibanye- Stillwater, we extend sincere condolences to their families, friends and colleagues. NEW BOARD APPPOINTMENTS We extend a welcome to Dr Elaine Dorward-King, who joined the Board at the end of March 2020, and to Sindiswa Zilwa, who joined the board effective 1 January 2021. Elaine’s extensive ESG expertise and Sindiswe’s accounting, auditing and business management knowledge will be critical to the Board’s overall skills base. These appointments also contribute to our gender aspirations and targets, bringing Board representation by women to 30%. GRATITUDE Their names are too numerous to mention individually here, but that in no way diminishes the respect we hold for our over 84,000 colleagues across the group. These are the women and men whose dedication and commitment were fundamental to overcoming and resolving the challenges faced at the onset of the COVID-19 pandemic and whose efforts resulted in the successful, seamless re- opening of our operations. To each and every one of them go our sincere thanks. In addition, we would like to thank members of the Board and the executive committee for their leadership, guidance and tenacity to pursue and strategic value delivery. Chairman Dr Vincent Maphai Neal Froneman Chief Executive Officer 22 April 2021 LEADERSHIP VIEW CONTINUED Sibanye-Stillwater Integrated Report 2020 86 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

PGM ore being transported at the SA operations Sibanye-Stillwater Integrated Report 2020 87 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

1 5 2 6 3 4 Note: For full profiles of the directors including other details on directorships, see https://www.sibanyestillwater.com/about-us/leadership/ INDEPENDENT NON-EXECUTIVE DIRECTORS LEAD INDEPENDENT DIRECTOR CHAIRMAN 1 DR VINCENT MAPHAI (69) BA (Hons), BPhil (cum laude), MAPhil, PhD, Advanced Management Programme, Finance Certificate Appointed independent non-executive chairman of the Board on 1 June 2019 Chairman: Nominating and Governance Committee Member: • Remuneration Committee • Safety and Health Committee • Social, Ethics and Sustainability Committee 2 RICHARD MENELL (65) MA (Natural Sciences, Geology), MSc (Mineral Exploration and Management) Appointed 1 January 2013 Chairman: • Risk Committee • Investment Committee Member: • Audit Committee • Nominating and Governance Committee • Safety and Health Committee • Social, Ethics and Sustainability Committee 3 TIMOTHY CUMMING (63) BSc (Hons) (Engineering), BA (PPE), MA Appointed 21 February 2013 Chairman: Remuneration Committee Member: • Audit Committee • Risk Committee • Social, Ethics and Sustainability Committee • Investment Committee (deputy chair) 4 SAVANNAH DANSON (53) BA (Hons) Communication Science and Finance, MBA, Strategic Planning and Finance Appointed 23 May 2017 Member: • Audit Committee • Risk Committee • Remuneration Committee • Safety and Health Committee • Investment Committee 5 DR ELAINE DORWARD-KING (63) BSc (Chemistry), PhD (Analytical Chemistry) Appointed 27 March 2020 Member: • Safety and Health Committee • Social, Ethics and Sustainability Committee 6 HARRY KENYON-SLANEY (60) BSc (Hons) (Geology), International Executive Programme Appointed 16 January 2019 Chairman: Safety and Health Committee Member: • Risk Committee • Social, Ethics and Sustainability Committee • Investment Committee • Remuneration Committee BOARD AND EXECUTIVE LEADERSHIP OUR BOARD as at 22 April 2021 Sibanye-Stillwater Integrated Report 2020 88 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

EXECUTIVE DIRECTORS INDEPENDENT NON-EXECUTIVE DIRECTORS OUR BOARD CONTINUED 7 NKOSEMNTU NIKA (62) BCom, BCompt (Hons), Advanced Management Programme, CA (SA) Appointed 21 February 2013 Member: • Audit Committee • Nominating and Governance Committee • Remuneration Committee • Social, Ethics and Sustainability Committee 8 KEITH RAYNER (64) BCom, CTA, CA (SA) Appointed 1 January 2013 Chairman: Audit Committee Member: • Remuneration Committee • Risk Committee • Social, Ethics and Sustainability Committee • Investment Committee • Nominating and Governance Committee 9 SUSAN VAN DER MERWE (66) BA Appointed 21 February 2013 Member: • Audit Committee • Nominating and Governance Committee • Risk Committee • Safety and Health Committee 10 JERRY VILAKAZI (60) BA, MA, MBA Appointed 1 January 2013 Chairman: Social, Ethics and Sustainability Committee Member: • Nominating and Governance Committee • Investment Committee 11 SINDISWA ZILWA (53) BCompt (Hons), CTA, CA (SA), Chartered Director (SA) Appointed 1 January 2021 Member: • Audit Committee • Risk Committee • Safety and Health Committee • Investment Committee 12 NEAL FRONEMAN (61) Chief Executive Officer BSc Mech Eng (Ind Opt), BCompt, Pr Eng Appointed 1 January 2013 Member: • Risk Committee • Safety and Health Committee 13 CHARL KEYTER (47) Chief Financial Officer BCom, MBA, ACMA and CGMA Appointed 9 November 2012 7 11 8 12 13 9 10 Sibanye-Stillwater Integrated Report 2020 89 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

EXECUTIVE VICE PRESIDENTS 1 2 3 5 6 7 4 8 9 10 11 1 NEAL FRONEMAN (61) Chief Executive Officer 2 CHARL KEYTER (47) Chief Financial Officer 3 RICHARD STEWART (45) Group Chief Operating Officer 4 ROBERT VAN NIEKERK (56) Chief Technical Officer 5 THEMBA NKOSI (48) Corporate Affairs 6 WAYNE ROBINSON (58) US PGM operations 7 DAWIE VAN ASWEGAN (44) SA PGM operations 8 RICHARD COX (48) SA gold operations 9 LERATO LEGONG (43) Legal and Compliance 10 DAWIE MOSTERT (51) Organisational Growth 11 LAURENT CHARBONNIER (46) Business Development BOARD AND EXECUTIVE LEADERSHIP CONTINUED C-SUITE EXECUTIVE DIRECTORS EXECUTIVE COMMITTEE as at 22 April 2021 Note: For full profiles of the members of the Executive Committee, see https://www.sibanyestillwater.com/about-us/leadership/ Sibanye-Stillwater Integrated Report 2020 90 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

“Deleveraging achieved with a net cash position of R3.1 billion (US$210 million) at year end.” Our financial performance is key to delivery on our purpose, vision and strategy. Three strategic objectives in particular are relevant from a financial perspective. They are: • Optimising capital allocation • Pursuing value-accretive growth based on a strengthened equity rating • Prospering in South Africa’s investment climate The related material financial matters identified in our materiality determination process were: financing, capital allocation and profitability. Governance of our financial performance and reporting is overseen and monitored by the Audit Committee, on behalf of the board. See Corporate governance for further detail on this. Charl Keyter Chief Financial Officer CHIEF FINANCIAL OFFICER’S REPORT SUCCESSES CHALLENGES WHAT WE DID IN 2020 Balance sheet successfully deleveraged with conversion of US$ Convertible Bond – gross debt, excluding Burnstone debt, reduced by 36% to R17.1 billion (US$1.2 billion) at year-end Surging precious metal prices supported good production performance, in tandem with a weaker rand, boosted revenue and cash flow – allowed resumption of an industry leading dividend Managing financial impact of the COVID-19 pandemic to ensure profitable business continuity Managing liquidity, debt and maintaining investment grade headroom 2020 – A BRIEF OVERVIEW The events of 2020 brought new challenges that no one was prepared for, changing the way we live and how we connect with each other. The economic effects and catastrophic loss of life brought on by the COVID-19 pandemic, new effects from the climate change crisis and a highly contentious US election, was as sobering as it was defining. Closer to home in South Africa, 2020 was a year that will be remembered by all, as each and every person is part of the history that is currently being written. I would like to reassure you that Sibanye-Stillwater is a resilient company. Over the course of the last eight years, we have seen - and conquered - many challenges and I am convinced that we will overcome this one too. “... Sibanye-Stillwater is a resilient company.” The year was both challenging and noteworthy from a financial perspective but for very different reasons to those that characterised the preceding two to three years. Another highlight of the year was the surge in precious metal prices – especially rhodium, palladium, gold and iridium. Sibanye-Stillwater Integrated Report 2020 91 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

CHIEF FINANCIAL OFFICER’S REPORT CONTINUED Percentage of revenue per segment by geographical location of customers GOLD PGM Operation December 2020 December 2019 60 6 34 % South Africa United Kingdom Other 28 16 1 55 % South Africa United Kingdom United States of America Other 36 64 % South Africa United Kingdom 18 17 11 54 % South Africa United Kingdom United States of America Other The average PGM basket prices for our SA and US PGM operations were 83% and 36% higher year-on-year at R36,651/4E oz (US$2,227/4Eoz) and US$1,906/2E oz (R31,373/2Eoz), respectively. These price increases were mainly due to higher palladium and rhodium prices. For our SA gold operations, the average annual gold price increased by 43% to R924,764/kg (US$1,747/oz) compared to 2019. The significant increases in prices received for metals sold combined with the weaker rand, particularly in relation to our South African assets, led to a 75% increase in revenue year on year to R127.4 billion (US$7.7 billion). At an operational level, the higher metals prices and weaker rand, together with good management of capital expenditure and costs, boosted cash flow generated and helped to support strong liquidity. Strong cash flow generation enabled the achievement of our stated objective of gross debt reduction thereby allowing the Group to become materially deleveraged. Despite the pandemic and its impacts, we maintained our continued focus to aggressively deleverage our balance sheet. Initially, at the onset of the pandemic, our focus shifted from deleveraging to ensuring sufficient liquidity to secure our operations financially, to meet payment obligations and to cover any likely contingencies, all based on extensive scenario planning. See COVID-19 – impact and response. As the pandemic and related events unfolded and it became clear that we had more than sufficient liquidity, we resumed our focus on balance sheet deleveraging with the repayment of our revolving credit facilities and the redemption and conversion of the US$ Convertible Bonds. “Strong cash flow generation enabled the achievement of our stated objective of gross debt reduction.” By year-end 2020, we were in a net cash position of R3.1 billion (US$210 million) compared to a net debt position of R21.0 billion (US$1.5 billion) at the end of 2019. In line with this, the net debt: adjusted EBITDA ratio fell from 1.4X in 2019 to a net cash: adjusted EBITDA ratio of (0.1)X in 2020. Notably, deleveraging was supported by strong cash flow generation as well as a recovery in earnings. Adjusted free cash flow* for 2020 was R19.9 billion (US$1.2 billion). * Adjusted free cash flow is defined as cash flows from operating activities before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment. Management considers adjusted free cash flow to be an indicator of cash available for repaying debt, other investing activities, and paying dividends Sibanye-Stillwater Integrated Report 2020 92 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Managing the financial implications of COVID-19 pandemic Warning signs of the pandemic in February 2020 gained impetus in March 2020 and by the end of March 2020, its full impact was felt with implementation of a total national lockdown (level 5) in South Africa on 26 March 2020 that resulted in operations being suspended at all our South African mines, except for safeguarding critical infrastructure. In the US, where less stringent controls were in place, production at our PGM operations continued uninterrupted under the strict guidelines of local and health authorities. Debt covenants and related ratios were not of concern given the deleveraging that had taken place. Our strong operating and financial performance in Q4 2019 and Q1 2020 had substantially repaired adjusted EBITDA, ensuring a reasonable net debt: adjusted EBITDA ratio outlook even through the shutdown period and its prolonged impact on the production from the SA operations. Sibanye-Stillwater drew down fully on both its ZAR and USD revolving credit facilities in case financial and banking markets were disrupted, increasing cash on hand to R17 billion (US$917 million) at the end of April 2020. During the initial lockdown, various lenders confirmed significant appetite for additional liquidity facilities should they be needed. Fortunately, additional funding was not necessary, and through various cost savings and working capital initiatives the Group was able to maintain more than adequate levels of liquidity during the lockdown. Notably the US PGM operations continued operating, whilst capital expenditure was deferred and the recycling operations deliberately slowed to release working capital to assist with liquidity. This allowed for strong cash release from the inventory pipeline. Additionally, the first quarter smelting delays were reversed during the second quarter contributing to further cash flow generation. Key to the strong liquidity position was sustained high metal prices, continued production from the US and a concerted effort to reduce and limit fixed costs at the South African operations, partially offset by COVID-19 specific costs. With revenue generation activities reducing to zero, a decision was taken at the start of the initial three-week hard lockdown that all employees will only be paid for two weeks and one week would be unpaid. Due to the two-week extension of the national lockdown the decision was taken that one week would be paid and one week unpaid resulting in all employees receiving 60% of their salaries during the five-week period. The salary shortfall for non-working employees was claimed from the Temporary Employer/Employee Relief Scheme (TERS) as instituted by the South African government and subsequently paid over to the affected employees. Additionally, where possible high electricity consuming installations were also reduced or switched off completely. In line with our purpose of mining improving lives, various impactful actions to assist vulnerable stakeholders were implemented. For more information on all social contributions made during the year, refer to the COVID-19 – impact and response section. Maintenance work being performed at the SA gold operations Sibanye-Stillwater Integrated Report 2020 93 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Managing the financial implications of COVID-19 pandemic continued In terms of our supply chain and inventory management, at the start of the COVID-19 outbreak, we submitted questionnaires to suppliers to help determine the likely impact on them and their ability to continue supply. This enabled us to identify and implement backup plans to ensure adequate supplies of our most critical consumables and services. Supplies of personal protective equipment were the most seriously affected, and we ensured early procurement of approximately six months’ worth of supplies. The pandemic is likely to impact the global and national economic outlook as well as commodity pricing for some time. OUR MOST MATERIAL FINANCIAL MATTERS FINANCING Deleveraging our balance sheet In spite of the disruptions, good levels of production were maintained which alongside strong commodity prices, allowed for significant cash generation during 2020. Strong cash flow generation allowed for a partial settlement of revolving credit facilities and other debt as well as a very meaningful increase in cash on hand to R20.2 billion (US$1.4 billion) at 31 December 2020. During 2020, the increase in the Sibanye-Stillwater share price allowed the early conversion of the 1.875% 2023 Convertible Bond (US$ Convertible Bond). In October 2020, US$383 million of the US$383.8 million remaining US$ Convertible Bonds were exchanged for approximately 248 million Sibanye- Stillwater shares. The balance of US$0.8 million was redeemed in cash. The early conversion of the US$ Convertible Bond enabled Sibanye- Stillwater to reduce debt (including the derivative financial instrument) by approximately R12.4 billion (US$844 million), or 40% of gross debt at the time, whilst preserving cash resources. This ensured further material deleveraging, positioning the business to move away from its previous strategic focus area - 'Deleveraging our balance sheet' and adopting a new strategic focus area - 'optimising capital allocation' High recycling volumes and higher platinum, palladium and rhodium prices, at the US PGM operations during 2020, resulted in higher working capital investments. The direct correlation between rising commodity prices and inventory holdings were responsible for the almost doubling of the inventory value at the US PGM operations. The additional working capital was partially funded through drawdowns on the revolving credit facilities. The Group’s cash build-up occurred largely in South Africa and gross debt, which is predominantly US$ denominated associated with the US PGM operations, remains slightly above targeted levels. However, during 2021 further opportunities to apply surplus funds towards high yield bond restructuring will result in further gross debt reduction. Credit ratings Sibanye-Stillwater engaged with the ratings agencies towards the latter part of 2020, following the significant improvement in the financial profile. The group received improved credit ratings as tabled below: Credit Rating Agency Previous Current Fitch Ratings – BB Moody's Ba3 Ba3+ S&P Global B+ BB- The South Africa national credit ratings downgrades, during the past year, have moved the country deeper into junk status and further Sibanye-Stillwater upgrades may be difficult to obtain as the effect of the lower national rating limits the company’s potential rerating. The improved credit rating gives us access to lower interest rates for future financing. The investment grade rating we aspire to, may therefore only be achievable following production and geographical diversification, countering the negative effects of South Africa’s country rating. CAPITAL ALLOCATION In terms of our revised business strategy and the shift in emphasis from 'Deleveraging our balance sheet' to 'Optimising of capital allocation', the following capital allocation framework has been adopted. This framework will guide strategic capital allocation over the next five years. “... the shift from deleveraging to optimising capital allocation enabled the adoption of a capital allocation framework.” CHIEF FINANCIAL OFFICER’S REPORT CONTINUED Sibanye-Stillwater Integrated Report 2020 94 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Strategic capital allocation Priority Low R6.2 billion R20 billion ~R9 billion – R10 billion p.a ~R3 billion ~R1 billion Project Capital Pipeline ~R6.2 billion • K4 – R3.9 billion (8 years) • Klipfontein – R66 million (1 year) • Burnstone – R2.3 billion (14 years) • Total capital (Project, ORD & SIB) ~R27.5 billion Cash set aside for: • Liquidity buffer – R5 billion (1/3 of R15 billion) • Debt buffer – US$1 billion (R15 billion) • Improved credit metrics Industry leading dividend: • Dividend policy of 25-35% normalised earnings • 2020 dividend – R10.7 billion (8.7% yield) • Repeatability and predictability • Refinance - US$500 million 7/8 year (~Mid 2021) • 2022 bond callable at 100% (US$350 million) - June 2021 • 2025 bond callable at 103.6% (US$350 million) – June 2021 • Cash-settled Long Term Incentive Plan - 3% to 5% dilution in a 5-year cycle • Odd lot shareholders buy-out – R84 million (0.5% of shares in issue) • Forms and buybacks already implemented Overflow • Increased dividend 5 1 2 3 4 6 Project capital Cash reserves Dividend Debt reduction Share buyback Additional distribution PROFITABILITY – CREATING VALUE Increased profitability leads to improved cash flow, translating into a greater amount of capital available for the creation and distribution of economic value. Our dividend policy is to declare and pay a dividend equaling 25% to 35% of normalised earnings 1. 1 Sibanye-Stillwater defines normalised earnings as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain on disposal of property, plant and equipment, occupational health care expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, other business development costs, share of results of equity- accounted investees after tax and changes in estimated deferred tax rate Distribution of economic value generated to stakeholder: • employees – salaries and wages, training and development and health and well-being • maintaining the business (operating costs and stay-in-business expenditure) • procurement/suppliers – purchase of the goods and services necessary to conduct our business • government – taxes and royalties • communities – spend on socio- economic development and social investment • shareholders – payment of dividends • growing the business – project, mergers and acquisitions FINANCIAL IMPLICATIONS OF EMBEDDING ESG WITHIN THE BUSINESS Embedding of ESG parameters is a key pillar of our business strategy and have been fully embraced and included in operational planning. Most notably, our membership of the World Gold Council (WGC), becoming a participant to the United Nations Global Compact (UNGC) and the International Council on Mining and Metals (ICMM) is evidence of our commitment to ESG matters. Most significant ESG-related work in the finance sphere is as follows: • Financial aspects of climate change (see Minimising our environmental impact): – – planning underway to achieve net- zero emissions by 2040 – – scenario planning to quantify financial implications of climate- related risks in line with the Task Force on Climate-related Financial Disclosures (TCFD) to be interrogated and advanced in 2021 • Support for local procurement (see Social upliftment and community development) – – continuous improvement to meet supply chain related Mining Charter targets – – fully support local procurement on commercial terms – have to be competitive to manage costs – – work underway to align larger key suppliers with ICMM, UNGC and WGC principles. Work on this may include a procurement policy revision • ESG projects/improvements have been prioritised – ESG variables included in operational planning cycle Very high Sibanye-Stillwater Integrated Report 2020 95 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

GRI tax standard (GRI 207) The Global Reporting Initiative (GRI) launched a new standard GRI 207: Tax 2019, that came into effect on 1 January 2021. Companies that report in accordance with GRI and which deem tax to be a ‘material topic’ are to report on GRI 207 disclosures in its annual suite of reports from 1 January 2021. Sibanye-Stillwater, through its membership of ICMM, supports its principles and performance expectations which is inclusive of reporting against the GRI Reporting standards. As a multi-national mining company, we are subject to the laws and regulations in the jurisdictions in which we operate and have assets. We support the principles of tax transparency and honesty, which is in line with our CARES values. As a South African domiciled company, we report to the South African tax authorities, in line with their requirements. Membership of ICMM requires compliance with the GRI standards at a core option. We partially disclose information to GRI 207, please refer to our GRI disclosure checklist at https://www.sibanyestillwater.com/news- investors/reports/annual for detail. Membership of the ICMM also requires a clear endorsement of the Extractive Industries Transparency Initiative (EITI). Of the countries in which we operate or have interests, the EITI only applies to Argentina where we have exposure through the Altar project. However, Argentina joined the EITI in 2019, but still has to be assessed against the EITI standard before it becomes applicable. For more on our approach to taxation, see Corporate governance. Bribery and corruption Our approach to bribery and corruption is governed by our CARES values and covered in our Code of Ethics. We continue to strengthen our focus to combat bribery and corruption through the review of our approval framework together with appropriate policies and procedures. The approval framework specifically addresses payments and/or donations to government. For more on our approach to bribery and corruption, see Code of Ethics in Corporate governance. SUMMARY OF THE ANNUAL FINANCIAL STATEMENTS Group adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA) for 2020 was R49,385 million (US$3,000 million), compared to R14,956 million (US$1,034 million) in 2019 representing a 230% increase year-on-year. The adjusted EBITDA from the US and SA PGM operations increased by 79% and 231%, respectively. The adjusted EBITDA increased at the PGM operations due to higher PGM basket prices and the inclusion of the Marikana operation for full year in the SA PGM operations. The adjusted EBITDA increased at the SA gold operations by 902% to an adjusted EBITDA of R7,770 million (US$472 million) in 2020 from an adjusted EBITDA loss of R969 million (US$67 million) in 2019 mainly due to a 43% increase in the rand gold price. In 2020, the SA PGM operations contributed 59% (2019: 59%), or R29,075 million (US$1,766 million) of Group adjusted EBITDA, the US PGM operations contributed 26% (2019: 49%) and the SA gold operations including DRDGOLD contributed 16% (2019: 6% adjusted EBITDA loss). DRDGOLD contributed 4% (2019: 5%) to Group adjusted EBITDA. From an operational perspective, the average US dollar basket price received at the US PGM operations was 36% higher at US$1,906/2Eoz (R31,373/2Eoz) compared to US$1,403/2Eoz (R20,287/2Eoz) in 2019. Mined 2E PGM production for 2020 of 603,067 2Eoz, was 2% higher than for the comparable period in 2019, with the state of Montana significantly impacted by the second wave of COVID-19 infections during Q4 2020. 3E PGM recycling for 2020 decreased by 2% to 840,170 3Eoz primarily due to lower deliveries for Q2 2020 as a result of the disrupted supply chains earlier in the year. Recycling receipts increased significantly during Q4 2020 as supply chains normalised. CHIEF FINANCIAL OFFICER’S REPORT CONTINUED The average SA rand basket price received at the SA PGM operations was 83% higher at R36,651/4Eoz (US$2,227/4Eoz) in 2020, compared with R19,994/4Eoz (US$ 1,383/4Eoz) in 2019. The operational performance from the SA PGM operations was commendable considering the sizeable challenges and operating adjustments required during the year. 4E PGM production of 1,576,507 4Eoz (including attributable ounces from Mimosa) for 2020 was 2% lower than 2019, with production building back to pre COVID-19 rates by November 2020, well ahead of expectation. 4E PGM production for H2 2020 was 40% higher than H1 2020. The average SA rand gold price received for 2020 was 43% higher at R924,764/ kg (US$1,747/oz) compared to R648,662/ kg (US$1,395/oz) in 2019. The SA gold operations achieved 54% of expected production for Q2 2020, a 32% decline compared to Q1 2020. Notwithstanding COVID-19 impacts, production from the SA gold operations for H1 2020 was higher than for the comparable period in 2019 due to the impact of the strike in H1 2019. The COVID-19 disruptions affected most of the April 2020 milling period with a steady build-up from May 2020 into June 2020. By the end of June 2020, almost 70% of the teams had returned to work and were operating at slightly above planned efficiency levels. Gold production at the managed SA gold operations of 25,190kg (809,877oz) for 2020 was 8% higher than 2019. However, due to the impact of the strike and the underground fire during 2019 compared to the impact of COVID-19 during 2020, these two periods are not directly comparable. The All-in sustaining cost (AISC) at the US PGM operations increased by 11% to US$874/2Eoz (R14,385/2Eoz) in 2020 from US$784/2Eoz (R11,337/2Eoz) in 2019, primarily due to increased PGM prices which drives an increase in royalties. AISC increases by approximately US$5/2Eoz for every US$100/2Eoz change in the prevailing PGM basket. Increases in sustaining capital accounted for approximately 56% of the increase in AISC at the US PGM operations. The AISC at the SA PGM operations of R18,280/4Eoz (US$1,111/4Eoz) in 2020 Sibanye-Stillwater Integrated Report 2020 96 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

increased by 23% from R14,857/4Eoz (US$1,027/4Eoz) in 2019 primarily due to lower production, higher royalties and the inclusion of the higher cost Marikana operation for a full year. AISC at the SA gold operations increased by 4% to R743,967/kg (US$1,406/oz) in 2020 from R717,966/kg (US$1,544/oz) in 2019 and was mainly due to higher labour costs for additional production shifts, higher production related stores costs and unplanned aggregate purchases. Capital expenditure increased to R9,616 million (US$584 million) in 2020 from R7,706 million (US$533 million) in 2019. Capital expenditure at the US PGM operations for 2020 was R4,422 million (US$269 million) of which R2,387 million (US$145 million) was spent on the Blitz and Fill the Mill projects. This compares to capital expenditure in 2019 of R3,393 million (US$235 million) of which R2,035 million (US$141 million) was spent on the Blitz project. Capital expenditure at the SA PGM operations decreased marginally by 2% from R2,248 million (US$155 million) in 2019 to R2,197 million (US$133 million) in 2020, mainly due a deferral of capital expenditure during the first half of 2020 as a result of the COVID-19 lockdown. Capital expenditure at the SA gold operations excluding DRDGOLD, increased from R1,984 million (US$137 million) in 2019 to R2,656 million (US$161 million) in 2020 due to impact of lower spend during 2019 because of the strike, partially offset by a deferral of capital expenditure during the first half of 2020 as a result of the COVID-19 lockdown. Capital expenditure at DRDGOLD increased from R82 million (US$6 million) in 2019 to R341 million (US$21 million) in 2020, due to increased capital expenditure on the Far West Gold Recoveries tailings retreatment operation. Illustrative design of platinum and gold bars Sibanye-Stillwater Integrated Report 2020 97 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Consolidated income statement for the year ended 31 December 2020 US dollar SA rand 2019 2020 Figures in million 2020 2019 5,043.3 7,739.5 Revenue 127,392.4 72,925.4 (4,378.6) (5,065.0) Cost of sales (83,368.8) (63,314.5) (3,879.7) (4,603.7) Cost of sales, before amortisation and depreciation (75,776.4) (56,100.4) (498.9) (461.3) Amortisation and depreciation (7,592.4) (7,214.1) 38.8 64.7 Interest income 1,065.4 560.4 (228.4) (191.5) Finance expense (3,151.8) (3,302.5) (25.1) (31.1) Share-based payments (512.4) (363.3) (416.0) (148.9) Loss on financial instruments (2,450.3) (6,015.1) 22.5 (15.5) (Loss)/gain on foreign exchange differences (255.0) 325.5 49.9 103.3 Share of results of equity- accounted investees after tax 1,699.8 721.0 33.5 100.7 Other income 1,657.4 484.2 (159.8) (165.7) Other costs (2,726.9) (2,310.4) 5.3 6.0 Gain on disposal of property, plant and equipment 98.8 76.6 (5.9) 7.4 Reversal of impairments/ (impairments) 121.4 (86.0) – (91.5) Loss on settlement of US$ Convertible Bond (1,506.7) – 2.7 (3.2) Occupational healthcare expense (52.3) 39.6 (86.6) (26.5) Restructuring costs (436.2) (1,252.4) – (11.3) Loss on Bulk Tailings re- Treatment (BTT) early settlement (186.2) – (31.0) (8.4) Transaction costs (138.6) (447.8) 76.3 – Gain on acquisition – 1,103.0 (59.1) 2,263.1 Profit/(loss) before royalties, carbon tax and tax 37,250.0 (856.3) (29.8) (107.2) Royalties (1,765.0) (431.0) (0.9) (0.3) Carbon tax (5.2) (12.9) (89.8) 2,155.6 Profit/(loss) before tax 35,479.8 (1,300.2) 119.9 (295.1) Mining and income tax (4,858.2) 1,733.0 30.1 1,860.5 Profit for the year 30,621.6 432.8 Attributable to: 4.5 1,780.9 Owners of Sibanye-Stillwater 29,311.9 62.1 25.6 79.6 Non-controlling interests 1,309.7 370.7 Earnings per share attributable to owners of Sibanye-Stillwater – 65 Basic earnings per share - cents 1,074 2 – 64 Diluted earnings per share - cents 1,055 2 14.46 16.46 Average Rand/US$ rate Note: The translation of the consolidated income statement into US dollar is based on the average exchange rate for the year ended 31 December 2020 of R16.46:US$1 (2019: R14.46:US$1) and is provided as supplementary information Interest income increased by 90% to R1,065 million (US$65 million) in 2020 from R560 million (US$39 million) in 2019 mainly due to higher cash balances being maintained during the year. Interest income mainly includes interest received on cash deposits amounting to R714 million (US$43 million) (2019: R264 million (US$18 million)) and interest received on rehabilitation obligation funds of R245 million (US$15 million) (2019: R266 million (US$18 million)). Finance expense decreased by 5% to R3,152 million (US$191 million) in 2020 from R3,303 million (US$228 million) in 2019, mainly due to a decrease in interest on borrowings from R1,445 million (US$100 million) in 2019 to R1,290 million (US$78 million) in 2020 following a decrease in average outstanding borrowings during 2020. The loss on financial instruments decreased from R6,015 million (US$416 million) in 2019 to R2,450 million (US$149 million) in 2020. This decrease was mainly attributable to the decrease of R1,089 million (US$66 million) in the fair value loss on the Sibanye Rustenburg Platinum BEE share- based payment obligation (R1,218 million (US$84 million) in 2019 to R129 million (US$8 million)) in 2020 and the decrease of R3,841 million (US$233 million) in the fair value loss on the derivative financial instrument relating to US$ Convertible Bond (R3,911 million (US$270 million)) in 2019 to R70 million (US$4 million) in 2020 which was settled during October 2020. These decreases were partially offset by an increase of R1,357 million (US$82 million) in the loss on the revised cash flows of the deferred payments from R724 million (US$50 million) in 2019 to R2,081 million (US$126 million) in 2020, mainly due to higher forecasted 4E PGM basket prices. CHIEF FINANCIAL OFFICER’S REPORT CONTINUED Sibanye-Stillwater Integrated Report 2020 98 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

The loss on foreign exchange differences of R255 million (US$15 million) in 2020 compared with a gain of R326 million (US$23 million) in 2019. The loss on foreign exchange differences in 2020 was mainly due to a foreign exchange loss of R2,130 million (US$129 million) on the US$ Convertible Bond and the derivative financial instrument, and a R49 million (US$3 million) loss on the Burnstone debt, both due to a weaker rand, partially offset by foreign exchange gains on intra-group loans with a real foreign exchange exposure. The loss on settlement of the US$ Convertible Bond of R1,507 million (US$92 million) arose during October 2020 when the US$ Convertible Bond was settled through cash of R13 million (US$1 million**) and the issue of 248,040,434 ordinary shares of the Group with an aggregate fair value of R12,573 million (US$757 million**). ** Conversion based on actual exchange rate when cash payment occurred and aggregate fair value calculated on actual exchange rates when bonds were redeemed in various tranches Transaction costs were R139 million (US$8 million) in 2020 compared with R448 million (US$31 million) in 2019. The transaction costs in 2020 included advisory and legal fees of R8 million (US$1 million) (2019: R284 million (US$20 million)) related to the Lonmin acquisition where the fees for 2020 were related to the restructuring of the Lonmin legal entities, advisory and legal fees of R30 million (US$2 million) (2019: Rnil (US$nil)) related to the Marathon transaction, general advisory and legal fees of R42 million (US$3 million) (2019: Rnil (US$nil)), streaming transaction costs of Rnil (US$ nil) (2019: R52 million (US$4 million)), advisory and legal fees of R25 million (US$2 million) (2019: R32 million (US$2 million)) related to the Sibanye Gold Limited internal restructuring and platinum jewellery membership costs of R47 million (US$3 million) (2019: R18 million (US$1 million)), partially offset by the reversal of a provision for legal costs relating to the dissenting shareholder claim of R26 million (US$2 million). Dividends Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders. The Board declared a final dividend of approximately R9,375 million (US$570 million) or 321 SA cents (2019: nil) per share, which together with the interim dividend paid of R1,338 million (US$81 million) or 50 SA cents (2019: nil) per share, brings the total dividend for the year ended 31 December 2020 to R10,713 million (US$651 million), 371 SA cents (2019: nil) per share or 35% of normalised earnings. Royalties, mining and income tax Royalties increased by 310% to R1,765 million (US$107 million) in 2020 from R431 million (US$30 million) in 2019. The increase in 2020 was mainly due to the increase in SA revenue and profitability because of higher precious metal prices. Mining and income tax increased by R6,591 million (US$400 million) due to the higher profitability mainly as a result of higher precious metal prices, partially offset by the net recognition/ utilisation of previously unrecognised deferred tax assets of R4,447 million (US$270 million) mainly attributable to Marikana. Restructuring costs Maintaining loss-making operations is not sustainable over an extended period. Cross-subsidising loss making operations erodes value, is a drain on cash flows and, as a result, threatens the sustainability and economic viability of other operations. The Group, therefore, continually reviews and assesses the operating and financial performance of its assets. Restructuring costs of R436 million (US$27 million) for 2020 comprised mainly of R235 million (US$14 million) related to S189 restructuring at the Marikana operation which was completed on 16 January 2020 and R75 million (US$5 million) and R100 million (US$6 million) respectively at the SA PGM and SA gold operations mainly related to fragile health retrenchments in light of the COVID-19 pandemic Restructuring costs Maintaining loss-making operations is not sustainable over an extended period. Cross-subsidising loss making operations erodes value, is a drain on cash flows and, as a result, threatens the sustainability and economic viability of other operations. The Group, therefore, continually reviews and assesses the operating and financial performance of its assets. Restructuring costs of R436 million (US$27 million) for 2020 comprised mainly of R235 million (US$14 million) related to S189 restructuring at the Marikana operation which was completed on 16 January 2020 and R75 million (US$5 million) and R100 million (US$6 million) respectively at the SA PGM and SA gold operations mainly related to fragile health voluntary separations in light of the COVID-19 pandemic. The loss on the BTT early settlement arose when the subsidiaries of Sibanye- Stillwater, entered into a Release and Cancellation Agreement with RFW Lonmin Investments Limited, to purchase the entire interest in the metals purchase agreement for an amount of US$50 million (R834 million***), which was settled in cash on 6 March 2020. Western Platinum Proprietary Limited concluded a forward platinum sale arrangement on 3 March 2020 to fund the settlement of the BTT liability. *** Based on conversion on closing exchange rate of R16.67 on 6 March 2020 Share of results of equity-accounted investees after tax The share of results of equity-accounted investees after tax of R1,700 million (US$103 million) in 2020 (2019: R721 million (US$50 million)) was primarily due to share of profits of R1,300 million (US$79 million) (2019: R377 million (US$26 million)) relating to Sibanye-Stillwater’s 50% attributable share in Mimosa and R400 million (US$24 million) (2019: R344 million (US$24 million)) relating to its 44% interest in Rand Refinery. Reversal of impairments/(impairments) During 2020 the Group reversed a previously recognised impairment of R121 million (US$7 million) compared to impairments of R86 million (US$6 million) in 2019. The impairment reversals in 2020 mainly related to the historical impairment of R120 million (US$7 million) on Rand Refinery, an equity accounted investee, which was reversed due to improved profitability and a forecasted return to stable dividend payments. Sibanye-Stillwater Integrated Report 2020 99 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Revenue US dollar US dollar % change 2019 2020 Figures in million 2020 2019 % change 53 5,043.3 7,739.5 Total 127,392.4 72,925.4 75 48 1,857.8 2,743.2 US PGM operations 45,154.1 26,864.5 68 75 1,907.2 3,336.1 SA PGM operations 54,912.6 27,578.4 99 33 1,039.1 1,386.3 SA gold operations (excluding DRDGOLD) 22,817.8 15,023.2 52 23 250.4 306.9 DRDGOLD 5,051.0 3,621.0 39 195 (11.2) (33.0) Group corporate (543.1) (161.7) 236 14.46 16.46 Average Rand/US$ rate The Group’s revenue increased by 75% to R127,392 million (US$7,740 million) in 2020 from R72,925 million (US$5,043 million) in 2019, driven by higher precious metals prices and sales quantities during 2020. Revenue from the US PGM operations increased by 68% to R45,154 million (US$2,743 million) in 2020 from R26,865 million (US$1,858 million) in 2019, due to a higher average 2E basket price received, which increased by 36% to US$1,906/2Eoz (R31,373/2Eoz) in 2020 from US$1,403/2Eoz (R20,287/2Eoz) in 2019, mainly as a result of higher US dollar precious metal prices combined with a 14% weaker average rand against the US dollar exchange rate for 2020. Revenue from recycling increased by 74% mainly as a result of higher precious metal prices partially offset by lower volumes. Revenue from the SA PGM operations increased by 99% to R54,913 million (US$3,336 million) in 2020 from R27,578 million (US$1,907 million) in 2019, mainly due to higher sales volumes and a higher average 4E basket price received, which increased by 83% to R36,651/4Eoz (US$2,227/4Eoz) in 2020 from R19,994/4Eoz (US$ 1,383/4Eoz) in 2019. Notwithstanding the negative impact of COVID-19, both the Marikana and Rustenburg operations had higher sales volumes of 44% and 27% respectively, with the Marikana operation benefiting from being included for a full year in 2020. The change from purchase of concentrate (PoC) agreement to Toll agreement during 2019 at the Rustenburg operation resulted in an inventory buildup during Q1 of 2019 with the consequence of lower sales volumes. Revenue from the SA gold operations increased by 49% to R27,869 million (US$1,693 million) in 2020 from R18,644 million (US$1,289 million) in 2019. Revenue from the managed SA gold operations of R22,818 million (US$1,386 million) in 2020, excluding DRDGOLD of R5,051 million (US$307 million) (2019: R3,621 million (US$250 million)), increased by 52% due to the 42% higher rand gold price. Cost of sales, before amortisation and depreciation US dollar US dollar % change 2019 2020 Figures in million 2020 2019 % change 19 3,879.7 4,603.7 Total 75,776.4 56,100.4 35 44 1,353.3 1,944.3 US PGM operations 32,003.4 19,569.4 64 19 1,258.4 1,501.9 SA PGM operations 24,722.6 18,196.7 36 (9) 1,078.7 979.9 SA gold operations (excluding DRDGOLD) 16,128.0 15,598.0 3 (6) 189.3 177.6 DRDGOLD 2,922.4 2,736.3 7 14.46 16.46 Average Rand/US$ rate Cost of sales, before amortisation and depreciation increased by 35% to R75,776 million (US$4,604 million) in 2020 from R56,100 million (US$3,880 million) in 2019. This included cost of sales, before amortisation and depreciation of R32,003 million (US$1,944 million) from the US PGM operations, which increased by 64% mainly due to the R10,449 million (US$635 million) increase in recycling costs and higher royalties paid of 71$/oz, both due to higher PGM basket prices. Cost of sales, before amortisation and depreciation from the SA PGM operations increased by 36% or R6,526 million (US$396 million) mainly due to the inclusion of Marikana for a full year and higher sales volumes from the Rustenburg operation due to lower production volumes in Q1 of 2019 when stock levels were built up following the change from POC to Toll agreement with Anglo American Platinum Limited. Cost of sales, before amortisation and depreciation at the SA gold operations excluding DRDGOLD increased by 3% to R16,128 million (US$980 million) in 2020 from R15,598 million (US$1,079 million) in 2019 mainly due to 7% higher volumes. The higher volumes are mainly due to the lower base following the significant impact of the gold strike on 2019 volumes, where certain shafts were completely shut down during the strike, coupled with the impact of an underground fire at Kloof, partially offset by the impact of COVID-19 on the 2020 volumes. Cost of sales, before amortisation and depreciation at DRDGOLD of R2,922 million (US$178 million) increased by 7% mainly due to an increase in the tons treated. CHIEF FINANCIAL OFFICER’S REPORT CONTINUED Sibanye-Stillwater Integrated Report 2020 100 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Adjusted earnings before interest, tax depreciation and amortisation (EBITDA 1) US dollar US dollar % change 2019 2020 Figures in million 2020 2019 % change 190 1,034.3 3,000.4 Total 49,384.9 14,956.0 230 58 504.2 794.8 US PGM operations 13,083.2 7,290.9 79 190 608.3 1,766.5 SA PGM operations 29,074.5 8,796.2 231 374 (126.1) 345.4 SA gold operations (excluding DRD) 5,685.4 (1,823.4) 412 114 59.1 126.7 DRDGOLD 2,084.9 854.0 144 (195) (11.2) (33.0) Group Corporate (543.1) (161.7) (236) 14.46 16.46 Average Rand/US$ rate Adjusted EBITDA of R49,385 million (US$3,000 million) in 2020 increased by 230% from R14,956 million (US$1,034 million) in 2019, with adjusted EBITDA from the US and SA PGM operations increasing by 79% and 231%, respectively. The adjusted EBITDA increased at the PGM operations due to higher PGM basket prices and the inclusion of the Marikana operation for full year in the SA PGM operations. The adjusted EBITDA increased at the SA gold operations excluding DRDGOLD by 412% to an adjusted EBITDA of R5,685 million (US$345 million) in 2020 from an adjusted EBITDA loss of R1,823 million (US$126 million) in 2019 mainly due to a 43% increase in the rand gold price. Included in adjusted EBITDA is care and maintenance at Cooke and Burnstone of R623 million (US$39 million) and R81 million (US$5 million) for 2020, respectively. Care and maintenance at the Marikana operation was R92 million (US$6 million). Other costs include corporate and social expenditure of R258 million (US$16 million) and non-production royalties of R193 million (US$12 million). Adjusted EBITDA 1 2020 vs 2019 (US$ million) 0 500 1,000 1,500 2,000 2,500 3,500 4,000 3,000 2019 US PGM SAPGMS A gold DRDGOLD 2020 Streaming transaction 1,034 291 1,158 471 68 (22) 3,000 Adjusted EBITDA 1 2020 vs 2019 (R million) 0 10,000 20,000 30,000 DRDGOLD 40,000 50,000 60,000 2019 US PGM SAPGMS A gold 2020 Streaming transaction 14,956 5,792 20,278 7,509 1,231 (381) 49,385 1 For a reconciliation of profit/(loss) before royalties, carbon tax and tax to adjusted EBITDA, refer/see- Annual Financial Report-Consolidated financial statements–Notes to the consolidated financial statements–Note 28.9: Capital management Sibanye-Stillwater Integrated Report 2020 101 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Consolidated statement of financial position as at 31 December 2020 US dollar SA rand 2019 2020 Figures in million 2020 2019 Assets 5,350.5 5,572.6 Non-current assets 81,860.5 74,908.1 4,105.7 4,125.3 Property, plant and equipment 60,600.0 57,480.2 25.8 20.1 Right-of-use assets 295.6 360.9 489.6 487.8 Goodwill 7,165.2 6,854.9 288.5 382.6 Equity-accounted investments 5,621.0 4,038.8 42.8 57.7 Other investments 847.0 598.7 328.7 335.9 Environmental rehabilitation obligation funds 4,934.0 4,602.2 48.8 55.9 Other receivables 821.3 683.5 20.6 107.3 Deferred tax assets 1,576.4 288.9 1,869.0 3,556.4 Current assets 52,242.6 26,163.7 1,107.4 1,698.6 Inventories 24,952.4 15,503.4 331.1 467.4 Trade and other receivables 6,865.6 4,635.0 3.7 2.5 Other receivables 36.8 51.2 25.4 10.1 Tax receivable 148.0 355.1 401.4 1,377.8 Cash and cash equivalents 20,239.8 5,619.0 7,219.5 9,129.0 Total assets 134,103.1 101,071.8 Equity and liabilities 2,118.8 4,661.8 Equity attributable to owners of Sibanye-Stillwater 68,480.3 29,670.6 – 1,936.2 Stated share capital 30,149.8 – 4,221.8 3,114.5 Other reserves 25,570.4 45,104.3 (2,103.0) (388.9) Accumulated loss 12,760.1 (15,433.7) 105.3 152.1 Non-controlling interests 2,235.7 1,467.7 2,224.1 4,813.9 Total equity 70,716.0 31,138.3 3,972.0 3,124.5 Non-current liabilities 45,900.0 55,606.7 1,692.7 1,191.1 Borrowings 17,497.0 23,697.9 296.1 – Derivative financial instrument – 4,144.9 19.5 15.2 Lease liabilities 223.2 272.8 622.5 587.7 Environmental rehabilitation obligation and other provisions 8,633.8 8,714.8 81.0 70.6 Occupational healthcare obligation 1,037.7 1,133.4 95.9 108.6 Share-based payment obligations 1,595.3 1,343.0 192.0 198.1 Other payables 2,910.7 2,687.5 492.6 433.1 Deferred revenue 6,362.7 6,896.5 4.2 0.6 Tax and royalties payable 8.6 59.1 475.5 519.5 Deferred tax liabilities 7,631.0 6,656.8 1,023.4 1,190.6 Current Liabilities 17,487.1 14,326.8 2.7 60.3 Borrowings 885.6 38.3 7.9 7.1 Lease liabilities 103.6 110.0 10.6 10.7 Occupational healthcare obligation 156.9 148.7 5.9 2.3 Share-based payment obligations 33.1 82.1 819.0 899.1 Trade and other payables 13,207.4 11,465.9 54.4 152.9 Other payables 2,245.9 761.4 90.8 4.6 Deferred revenue 66.9 1,270.6 32.1 53.6 Tax and royalties payable 787.7 449.8 7,219.5 9,129.0 Total equity and liabilities 134,103.1 101,071.8 14.00 14.69 Average Rand/US$ rate Note: The translation of the consolidated statement of financial position is based on the closing exchange rate as at 31 December 2020 of R14.69:US$1 (2019: R14.00:US$1) and is provided as supplementary information only CHIEF FINANCIAL OFFICER’S REPORT CONTINUED Sibanye-Stillwater Integrated Report 2020 102 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

US dollar SA rand 2019 2020 Figures in million 2020 2019 1,896.5 1,165.4 Borrowings 1 17,119.3 26,550.7 399.0 1,375.5 Cash and cash equivalents 2 20,205.9 5,586.3 1,497.5 (210.1) Net (cash)/debt 3 (3,086.6) 20,964.4 1,034.3 3,000.3 Adjusted EBITDA 49,384.9 14,956.0 1.4 (0.1) Net (cash)/debt to adjusted EBITDA (ratio) (0.1) 1.4 14.00 14.69 Average Rand/US$ rate 1 Borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings, therefore, exclude the Burnstone Debt and include the derivative financial instrument up to the settlement of the US$ Convertible Bond 2 Cash and cash equivalents exclude cash of Burnstone 3 Net (cash)/debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt and include the derivative financial instrument up to the settlement of the US$ Convertible Bond. Net (cash)/debt excludes cash of Burnstone The net debt to adjusted EBITDA history is summarised as follows: 2020 2019 2018 2017 2016 Net (cash)/debt to adjusted EBITDA (0.06) 1.40 2.54 2.56 0.60 The Group was able to successfully deleverage during 2020 to a net cash to adjusted EBITDA ratio of (0.06):1 mainly attributable to an increase in adjusted EBITDA driven by higher precious metals prices and sales quantities during 2020. This ratio was further positively affected by a net cash position that is mainly attributable to a higher cash balance at year-end and the settlement of the US$ Convertible Bonds during October 2020 through R13 million (US$1 million) cash and the issue of 248,040,434 ordinary shares of the Group with an aggregate fair value of R12,573 million (US$757 million). EXTERNAL AUDIT ROTATION The Audit Committee has recommended to the Board that Ernst & Young Inc. and Lance Ian Neame Tomlinson continue in office in accordance with section 90(1) of the Companies Act and in terms of the JSE Listings Requirements, subject to shareholders approving the resolution at the next annual general meeting. Lance Ian Neame Tomlinson is the current designated group audit engagement partner, accredited by the JSE, for Sibanye-Stillwater. FOCUS AREAS – 2021 • Optimising capital allocation • Pursuing value-accretive growth based on a strengthened equity rating • Prospering in South Africa’s investment climate METAL PRICES The strong performance of higher precious metal prices is expected to continue during 2021, more specifically rhodium, platinum and palladium and should further assist with both earnings growth and cash flow generation. US dollar SA rand Average 2020 Spot prices 31 March 2021 % change Commodity prices Average 2020 Spot prices 31 March 2021 % change 1,747 1,700 (3) Gold price US$/oz and R/kg 924,764 807,585 (15) 2,227 3,700 40 SA PGM average basket price/4Eoz 36,651 54,673 33 1,906 2,271 16 US PGM average basket price/2Eoz 31,373 33,557 7 Source: IRESS ACKNOWLEDGEMENT I would like to express my sincere appreciation to the finance teams across the Group and to the Audit Committee for their unwavering support, even in light of challenging circumstances as a result of the COVID-19 pandemic, and ongoing commitment and dedication during 2020. The Group has been able to mitigate some of the adverse consequences relating to the volatile global environment in which we operate, further exacerbated during 2020 with the impact of COVID-19. This was achieved through both proactively managing costs including that of care and maintenance and revised production plans which translated into higher revenue during 2020, and deliberately managing capital; working capital and liquidity, which have contributed to the strengthening of the balance sheet. I look forward to working with the finance team and Audit Committee in 2021 as we further advance the Group’s strategic objectives. Charl Keyter Chief Financial Officer 22 April 2021 Sibanye-Stillwater Integrated Report 2020 103 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

CORPORATE GOVERNANCE COMMITMENT TO GOVERNANCE – CHAIRMAN’S STATEMENT Dear stakeholder To improve lives, which is our purpose, it is important that Sibanye-Stillwater remains successful over time so that it is able to create sustained value for all stakeholders. To support our longevity, it is important that our governance processes ensure accountability, clear role definition and delegation of responsibility, and vigilant monitoring of all aspects of our performance – financial, social, environmental, operational and ethical. The Sibanye-Stillwater Board strives to provide effective, responsible and ethical leadership and is committed to ensuring that sound standards of corporate governance guide all that we do and all our decisions. Our governance processes are underpinned by our CARES values, our policies, our Code of Ethics and procedures. The Board continuously reviews, develops and enhances governance structures to ensure sound decision making. In addition, the Board exercises independence in its decision-making while considering the interests of all stakeholders. The Board takes full responsibility for setting the Group’s strategic direction and overseeing implementation of the strategy, its management and performance. Sibanye-Stillwater subscribes to the principles of the King IV Report on Corporate Governance for South Africa, 2016 (King IV), the South African Companies Act, No.71 of 2008 (as amended), the JSE Listings Requirements, the NYSE Listed Company Manual and other relevant laws as well as the guidelines of the International Council on Mining and Metals (ICMM), United Nations Global Compact, World Gold Council, and the International Platinum Group Metals Association (IPA), all of whose principles guide the Board in its decision-making. Sibanye-Stillwater’s most significant achievements over the past year include: • significantly deleveraging the organisation • returning value to shareholders through dividends • improving gender representation across the different senior levels and the Board • review of the demographic composition and international perspective of the Board • navigating the dynamic context created by the COVID-19 pandemic • promoting a purpose-led and values-driven organisation • overseeing the elevation of ESG as a critical imperative underpinning the legitimacy and sustainability of our business • determining attractive commodity segments for the strategic growth of the Group Dr Vincent T Maphai Chairman of the Board GOVERNANCE PHILOSOPHY AND FRAMEWORK The Board is responsible for the strategic direction and control of the Group and sets the tone for ethical and effective leadership. It brings independent, informed and effective judgement and leadership to bear on material decisions. This is underpinned by an effective governance framework which is aligned with the principles of King IV, the JSE Listings Requirements, the NYSE Listed Company Manual and other relevant laws and our business requirements. In terms of King IV, the Board’s primary functions and governance outcomes are: Governance functions Governance outcomes • guide and oversee strategy and planning • ethical culture • approve policy • good performance • provide oversight and monitor performance and delivery • effective control • ensure accountability • legitimacy Sibanye-Stillwater Integrated Report 2020 104 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Primary governance responsibilities – commitment to King IV and its principles In addition, and in line with our commitment to good governance, the Sibanye-Stillwater Board has taken into account and adopted the King IV principles as follows: • Responsible, ethical leadership and corporate citizenship (principles 1 to 3) In guiding and leading the Group, the Board acts ethically, responsibly and effectively. In making decisions, the individual members of the Board act independently, competently and diligently. The Board strives to ensure that the Group acts in line with its role within society – as a significant employer and skills provider, as a taxpayer and as a contributor to and catalyst for economic growth • Strategy and value creation (principle 4) The Board provides vision and guides the Group in setting its purpose and its strategy to support delivery on the strategic objectives and thus value creation for the benefit of all stakeholders • Performance and reporting (principle 5) The Board oversees and monitors performance and delivery on the strategic objectives, and in so doing takes accountability for the Group’s performance. The related reporting is also overseen and approved by the Board – all the Group’s reporting is available at www.sibanyestillwater.com • Governance structures, effective control and delegation (principles 6 to 10) The Board ensures that the necessary governance structures are in place – at both board level and at executive management level – to ensure effective oversight and control. Through these structures, the Board ensures effective control and delegates responsibility • Functional areas of governance (principles 11 to 15) In leading and guiding the Group, the Board pays particular attention to the five functional areas of governance – risk management, assurance, remuneration, information and communication technology (ICT), and compliance. This supports sustainable growth and delivery on our purpose • Trust and legitimacy – stakeholder inclusivity (principles 16 and 17) The Board ensures that the Group follows an inclusive approach in all its dealings with stakeholders Governance Framework To permit effective maintenance and upgrading of its corporate governance, Sibanye-Stillwater’s governance framework will adopt a structured framework in 2021, that creates the required visibility, transparency and organisation around all critical elements of corporate governance. The Corporate Governance Framework application will be an effective web-hosted application affording oversight of the corporate governance arrangements of the Group. This is a digital dashboard showcasing all Governance Risk and Compliance (GRC) elements of the organisation’s business. The roll-out of the system is taking place during the course of 2021. Sibanye-Stillwater Integrated Report 2020 105 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

CORPORATE GOVERNANCE CONTINUED SHAREHOLDERS BOARD CHIEF EXECUTIVE EXECUTIVE COMMITTEE Subsidiary boards/divisions/functional unit committee and forum Social, Ethics and Sustainability Committee Remuneration Committee Safety and Health Committee Risk Committee Investment Committee Nominating and Governance Committee High Potential Incidents and Fatalities Review Committee Audit Committee ESG Committee Investment Committee Organisational Performance and Review Committee Financial Risk Committee Responsible Sourcing Committee COVID-19 Steering Committee Equities Trading Committee Disclosure Committee During 2020, the following changes were made at executive and senior management level to enhance organisational and operational governance: • In February 2020, the executive management established a COVID-19 Steering Committee to oversee and manage Sibanye- Stillwater’s response to the COVID-19 pandemic. This committee reported into the Board via the Safety and Health Committee, the Risk Committee and the Social, Ethics and Sustainability Committee. An independent third-party review of our response to the pandemic from a governance perspective was completed. The third parties were satisfied with the effectiveness of the Board processes and governance structures used during and beyond the pandemic. See Board and Board Committees effectiveness during the COVID-19 pandemic and the COVID-19 – impact and response section for a report of the Group’s performance under the constraints of COVID-19 • Following the completion of the internal restructuring in February 2020, which resulted in Sibanye Gold Limited being delisted and becoming a subsidiary of the new holding and listed company Sibanye Stillwater Limited, the Group has created a global Group leadership structure with the appointments of a Chief Operating Officer (Richard Stewart) and a Chief Technical Officer (Robert van Niekerk). These appointments are in line with our commitment to enhancing accountability, and strategic focus and delivery at executive management level • Additionally appointment was effected of a Vice President (VP) to oversee the management of tailings storage facilities and in future there will be an appointment of a dedicated Senior Vice President (SVP) for ESG to replace the current SVP: Safety and ESG who is due for retirement Sibanye-Stillwater Integrated Report 2020 106 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

GOVERNANCE AND RESPONSIBLE, ETHICAL LEADERSHIP Board and Board Committees effectiveness under the constraints of COVID-19 The Group has aligned its approach and efforts with guidelines and best practices provided by the South African and United States Governments, the World Health Organization (WHO), and the Centre for Disease Control and Prevention. We continue to engage with regulatory authorities, and industry bodies such as the Minerals Council South Africa and the International Council on Mining and Metals (ICMM), as well as partnering with organisations such as The Employment Bureau of Africa (TEBA) to manage risks posed by migratory labour (refer to the Empowering our workforce section). We also engaged continuously with stakeholder bodies representing government, communities and labour. The role of the COVID-19 Steering Committee is to provide regular oversight, guidance and counsel to a multi-disciplinary Coronavirus co-ordination team. The team is responsible for the development and implementation of measures to prevent the incidence of and limit the spread of COVID-19 among the workforce, ensure comprehensive and regular stakeholder engagement and develop business sustainability and post COVID-19 lockdown recovery plans. Refer to the COVID-19 – impact and response section. In addition, the Board ensured that regular and transparent disclosures were made to stakeholders regarding the impact of COVID-19 on the Group and continued with good corporate governance practices. Management provided regular updates to the Board. The Chief Executive Officer kept his management team cohesive, connected and effective during the crisis. This included holding regular team meetings over and above the COVID-19 Steering Committee meetings to ensure he and the Board remained up to date with important developments on Group governance issues and COVID-19-related matters. Management supported the Board’s transition to virtual-only board meetings and also took the decision to switch from an in-person to a virtual Annual General Meeting in May 2020. Responsible corporate citizenship In effecting its social, ethics and sustainability responsibilities and implementing practices consistent with good corporate citizenship, the Board and management led by example by personally contributing to the South African national relief Solidarity Fund through Board and executive salary sacrifices totalling R2.8 million. Additional corporate donations of R12.0 million were made to other South African national relief funds. Employees also had the opportunity to donate R1 million to the employee volunteerism donation scheme which was matched by the Company, which funds were utilised for Corporate Social Investment initiatives. Refer to the COVID-19 - impact and response section. Commitment to ESG performance A dedicated sub-committee of the Group Executive Committee, the ESG Committee was established in 2019 and is primarily responsible for the organisation’s ESG performance and reporting. This ensures that the Group honours the ESG performance expectations determined through the Board’s Social, Ethics and Sustainability Committee. Also refer to pages 185, 205, 217, 230, and 246 of the performance sections where disclosure on accountability, governance and assurance is made specifically in relation to ESG matters. In addition, it oversees the principles enshrined in the responsible mining and responsible business codes to which the Group subscribes. The Board monitors compliance with these codes, standards and principles through the Social, Ethics and Sustainability Committee and the Safety and Health Committee. Our commitment to ESG matters is also evidenced by our formal subscription over the past 18 months to various codes, standards and principles, such as the ICMM and its principles, performance expectations and ICMM position statements, those of the United Nations Global Compact (UNGC) and the World Gold Council (WGC)’s Responsible Gold Mining Principles. In addition, formal certification in terms of ISO standards 14001:2015 Environmental Management System and 45001:2018 Occupational health and safety management system is currently underway. This has resulted in an intense interrogation of the extent to which Sibanye-Stillwater complies with ESG best practice, which has in turn resulted in enhanced and additional layers of governance, review and compliance. International Council on Mining and Metals (ICMM) Sibanye-Stillwater was accepted as an ICMM member in February 2020, following a rigorous third-party assurance of the ICMM principles, performance expectations and the mandatory commitments of the ICMM position statements (available at https://www. icmm.com). The Group has a two-year period to address the gaps identified during the review process. Progress has been made to close the gaps. As a first step, Sibanye-Stillwater reviewed all ESG-related policy statements to the ICMM mandatory requirements as set out in ICMM Position Statements, the corporate-level Performance Expectations, and the corporate-level aspects of combined Performance Expectations. The policy statements reviewed were those on human rights and stakeholder engagement. An ESG policy statement has been drafted to incorporate the previous sustainability, community and indigenous people, environmental, carbon and water policy statements. Sibanye-Stillwater has also drafted position statements in support of the reviewed policy statements to provide relevant technical guidance. Refer to Sibanye-Stillwater’s reporting of the five subject matters, remaining ICMM gaps and the related action plans to address them (available at https://www.sibanyestillwater.com/news-investors/reports/annual/.) Sibanye-Stillwater Integrated Report 2020 107 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

CORPORATE GOVERNANCE CONTINUED World Gold Council (WGC) As the WGC RGMPs have a shared objective with the ICMM to improve ESG (including ethical, anti-corruption and anti-bribery) practices at the operational level, this audit presented an opportunity to conduct an equivalency assurance. Sibanye-Stillwater will be the first company to obtain assurance regarding the WGC Responsible Gold Mining Principles (RGMPs). The third-party WGC RGMP assurance is being effected in 2021. United Nations Global Compact (UNGC) Sibanye-Stillwater has subscribed formally to the UNGC as a participatory member and has also registered with the accelerated Sustainable Development Goals (SDGs) Ambition programme. This is an initiative to accelerate the setting of ambitious corporate targets and integration of the 17 SDGs into core business management. Please refer to the UNGC and SDG supplementary report for further information (available at https://www.sibanyestillwater.com/news-investors/reports/annual/). We have also reported in the performance section of this report against the SDGs – refer to the Embedding ESG excellence section in this report, for the relevant icons and explanation of our approach to the SDGs. London Platinum and Palladium Market (LPPM) Our Precious Metals Refinery has been certified to be in compliance with the LPPM Responsible Platinum and Palladium Guidance. This is a requirement for refiners that wish to achieve and maintain their LPPM Good Delivery Accreditation and is intended to assure investors and consumers that the LPPM Good Delivery metal is conflict-free following compliance with a certification audit. For more information refer to the disclosure on the website at https://www.sibanyestillwater.com/sustainability/. Supply chain Numerous engagements were held during the year with BASF, a customer of our PGMs, to honour commitments made by the previous owners to assure the Marikana operations against the Together for Sustainability (TfS) Audit Framework. An independent third party, together with a BASF representative, conducted a thorough assessment of the Marikana operations and its programmes, systems and governance mechanisms relating to human rights, environmental protection and labour and social standards against this framework. The audit findings were action tracked with most being closed. The progress made is reported at quarterly meetings between the Group and BASF. Ethics – overseeing a values-driven culture Our Code of Ethics is reviewed annually, with the most recent review conducted in August 2020. This Code is binding on directors and employees (full-time and part-time). We encourage its adoption and implementation by our contractors, suppliers, consultants, prospective business partners, current business partners and any other third party with which the Group has dealings with. Group wide training to further enhance/ embed understanding and emphasise the importance of compliance with the Code of Ethics has been scheduled to start in March 2021 for employees, directors and contractors. The Code of Ethics, together with supporting policies, is based on our CARES values and is the foundation on which the integrity of our organisational culture is built. This Code and policies are dynamic and evolve as we strive for ever higher standards. In its quest to build and sustain an ethical culture, the Board is assisted by the Audit Committee, which is accountable for ensuring group-wide compliance with the Code of Ethics, and the Social, Ethics and Sustainability Committee, which oversees compliance with best practice in the ethical management of Sibanye-Stillwater’s social and environmental responsibilities. Our ethical practices are reviewed regularly by external parties, for example, this was done as part of the ICMM assurance process, and more recently they were reviewed in preparation to the WGC assurance process. Our Code of Ethics requires the reporting of any contraventions to and instances of non-compliance with relevant legislation and regulations. Supported by a whistle-blowing policy, the Code of Ethics includes procedures to address corruption and bribery that are aligned with the related UNGC principles. In terms of suppliers, processes are also in place to ensure compliance with our ESG requirements and Code of Ethics. (For further details, see Social upliftment and community development: page 238). To facilitate the reporting of non-compliance, we have two toll-free lines – one for South Africa and one for the US. Employees, suppliers and customers can use the toll-free lines to report irregularities and misconduct without fear of victimisation. Whistle- blower reports, which are anonymous and confidential, are managed by Protection Services. These reports are reviewed by the Audit Committee and the Social, Ethics and Sustainability Committee. The Code of Ethics forbids Sibanye-Stillwater from making donations either in cash or in kind to political organisations. In addition to being illegal in South Africa, facilitation payments are forbidden in terms of the Code of Ethics (available at https://www.sibanyestillwater.com/about-us/governance/) Sibanye-Stillwater Integrated Report 2020 108 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Whistle-blower reports – non-compliance, bribery and corruption 2020 In all, 355 incidents (2019: 368) relating to employee dishonesty (fraud and assisting illegal mining) were reported at Sibanye-Stillwater’s gold operations leading to 413 (2019: 255) employees, including contractors, being subject to discipline. At the SA PGM operations, 98 incidents of corruption (2019: 94) were reported with 117 employees (2019: 84) implicated and being charged and disciplined in terms of our Code of Ethics. The details are provided below. A total of 307 anonymous calls (2019: 250) were received during 2020 at the SA operations, with most of these relating to fraud and corruption. Many of the calls provided valuable leads which were investigated. Those concerned were charged and disciplined in terms of our Code of Ethics, apart from also being subject to criminal investigation processes. The crimes are recorded on the crime management system, escalated to an investigation and ultimately investigated. Those concerned are charged and disciplined internally and, where warranted, charged criminally as well. No incidents of discrimination were reported during 2020 for the SA operations. The US PGM operations had two reported cases of age discrimination which were both internally and externally investigated. The Montana Human Rights Bureau ruled that they found no reasonable cause to believe that discrimination occurred in either of the claims. Anonymous calls in SA and US operations Area 2020 2019 Fraud 106 78 Breach of company policy # *108 53 Procurement fraud 6 33 Corruption 14 13 Illegal mining 21 14 Theft of mine property 14 19 Time and attendance fraud 1 7 Industrial action 0 20 Theft of GBM 6 3 Arson 1 1 Trespassing 0 3 Human resource related issues *8 3 Copper theft 2 1 Other 20 2 Total 307 250 * Includes US PGM operations – four calls for breach of company policy and one for Human resource issues # The increases in the reporting of Breaches of Company Policy are most likely attributable to our extensive communication campaign Conflicts of interest, closed periods and price-sensitive share trading As per the Companies Code of Ethics, King IV, the Companies Act, 2008 (as amended), the JSE Listings Requirements, the NYSE Listed Company Manual and other relevant laws recommendations, directors and prescribed officers are required to submit a declaration of all material financial, economic and other interests held by them. The declarations are undertaken annually, or at any time when there are material changes to their circumstances, by supplying to the Company a declarations of interest schedule or declaring through the employee self-service system. In addition, at every executive or Board-related meeting, every member is required to declare any conflicts of interest in respect of any matters on the agenda. Our securities trading policy and related information is overseen by the Equities Trading Committee, which is an executive committee. This committee determines when the Group is in a prohibited period, being either a closed period and/or a price sensitive period. Prescribed Officers, the Company Secretary and Directors of Sibanye-Stillwater and the Company Secretary and Directors of major subsidiaries require clearance to deal in Sibanye-Stillwater securities and any derivatives thereof (”Deal” or “Dealings”). Clearance to Deal may not be given during prohibited periods. Clearance for Dealings during “open” periods is given by the Chairman of the Board or the Lead Independent Director as the case may be, in consultation with the Equities Trading Committee. Compliance with the JSE Listing Requirements is monitored and ensured by the Group Company Secretary. Sibanye-Stillwater Integrated Report 2020 109 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

CORPORATE GOVERNANCE CONTINUED STRATEGY AND PERFORMANCE In line with King IV, the Board understands that Sibanye-Stillwater’s core purpose, strategy, business model, risks and opportunities, performance and our sustainable development impacts are all inseparable elements of the value creation process. The Board guides, contributes to and approves the Group’s purpose, vision and strategy. It is satisfied that the strategy and business plans do not give rise to risks that have not been thoroughly assessed by management and that considerations relating to the long-term sustainability of the business underpin and guide strategy formulation. For detail on our strategy, see Our strategy and strategic delivery. VALUE CREATION AND REPORTING We actively integrate our stakeholder engagement, material risk and opportunity evaluation process, strategy, business model and performance to create value for our shareholders and stakeholders. We commit to transparent reporting that focuses on: • our strategy and value creation process in compliance with best practice and the requirements of the exchanges on which we are listed • providing stakeholders and the financial investment community with clear, concise, accurate and timely information on our operations and financial performance • reporting integrated information to shareholders on our sustainability and ESG performance Our Board reporting includes a specific ESG report that is submitted quarterly to the Social, Ethics and Sustainability Committee. There is a strategic link between corporate citizenship and our ESG performance. This Integrated Annual Report, our primary report on value creation, demonstrates the Board’s integrated thinking and has been reviewed and approved by the Board. RELATIONSHIPS AND STAKEHOLDER INCLUSIVITY Effective and consistent stakeholder engagement is essential in identifying potential material issues and risks, and in understanding and managing stakeholder expectations. Constructive, meaningful, transparent stakeholder relationships are vital to retaining our social and regulatory licences to operate. The Board, assisted by the Audit, the Social, Ethics and Sustainability, the Safety and Health, and the Risk committees, has oversight of stakeholder engagement and the management and mitigation of material issues and risks. Stakeholder engagement is guided by our Code of Ethics. In addition, dedicated executives have been appointed with responsibility for stakeholder engagement in South Africa and in the US, respectively. A stakeholder engagement policy statement guides stakeholder interaction with clearly outlined protocols on how we manage stakeholder concerns and expectations. As a responsible corporate citizen, Sibanye-Stillwater fosters and maintains constructive engagement with all stakeholders. By doing so, we can deliver on our vision to create superior value for all stakeholders, create an enabling environment to deliver on our strategy, and maintain our social licence to operate in support of long-term success and sustainability. The Social, Ethics and Sustainability Committee monitors the extent to which we are successful in achieving this. For further information, see Engaging with our stakeholders and Managing our risks and opportunities within the external operating environment. DIVERSITY AND INCLUSIVITY Following the update to the JSE Listings Requirements, effective for years ending on or after 31 December 2020, the Board, through the Nominating and Governance Committee, amended its diversity policy to focus not only on gender and race but also on culture, age, fields of knowledge, skills and experience. In 2020, to promote understanding of inclusivity and diversity, the Group encouraged the adoption of a ‘diversity and inclusivity moment’ at the start of every meeting throughout the organisation. This is a brief discussion at the start of every meeting to address and educate each other on diversity-related issues. A gender working group was set up at our SA operations to address gender equity. (Refer to the Empowering our workforce section) The Remuneration Committee concluded its discussions on gender pay parity and an action log was compiled to bring the few outstanding instances into alignment. The smaller adjustments required will be addressed in the short term with larger ones to be phased in over two to three years. The Social, Ethics and Sustainability Committee continued to focus on women in mining, women in management and transformation. The Nominating and Governance Committee concluded its appointment of an additional female director in December 2020. See Empowering our workforce for further information on gender and racial diversity within Sibanye-Stillwater. Sibanye-Stillwater Integrated Report 2020 110 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Tax governance Our commitment to responsible corporate citizenship and ethical value creation includes the ethical and efficient management of our tax affairs. We conduct our tax affairs in good faith and comply with prevailing laws in the jurisdictions in which we operate. Our Board-approved tax risk management framework promotes governance, addresses tax risk, and enables us to report and monitor our tax obligations and associated risks. Our King IV-aligned tax strategy is supported by a tax policy that details processes and policies to ensure effective implementation and compliance. In the US, on 22 December 2017, new federal tax reform legislation, known as the Tax Cuts and Jobs Act, was enacted effective 1 January 2018, resulting in significant changes to US federal tax law. Those impacting the US PGM operations included a reduction in the US federal corporate income tax rate and the creation of a base erosion anti-abuse tax on certain inter-company transactions, among other changes. The overall impact of these changes remains fluid as the US is currently working to release related regulations regarding amendments to this Act. The US PGM operations, using internal tax specialists and external tax consultants and advisors, proactively monitors regulation releases to assess their likely impact. Status reports are reviewed by the Audit Committee at least half-yearly, or as and when necessary. A Transparency of Mineral Revenues Position Statement has been drafted stipulating our disclosure intent to endorse the Extractive Industries Transparency Initiative in implementing countries and to participate in the ICMM working groups to improve transparency on mineral revenues. OUR BOARD – UPHOLDING GOVERNANCE Our Board, which has a unitary structure, is led by an independent non-executive Chairman whose role is separate from that of the CEO. The Chairman is supported by a Lead Independent Director. Collectively, the directors have the breadth and depth of skills, knowledge and experience to effectively discharge their duties and responsibilities. This lends itself to informed, objective decision-making, and provides effective governance to ensure the Board contributes positively to value creation. The Board provides sound, effective, ethical leadership and strategic guidance, ensuring that the principles of good governance are applied, and that appropriate business and financial risk management is in place. Sibanye-Stillwater’s ability to deliver on its purpose, mission and strategic objectives is underpinned by the quality and expertise of its leadership. The Board charter is reviewed annually and is aligned with relevant legislation and listings requirements in South Africa and the USA. It is available on our website: https://www.sibanyestillwater.com/about-us/governance/ Changes to the Board A lead independent director, Rick Menell, was appointed in February 2020 to further enhance the corporate governance and Board processes of the Group. Dr Elaine Dorward-King was appointed as an independent non-executive director on 27 March 2020. Her appointment has boosted ESG expertise at Board level and brings an additional international mining sustainability perspective to the Board (please refer to her full biography at https://www.sibanyestillwater.com/about-us/leadership/dr-elaine-dorward-king/). On 21 December 2020, the appointment of another female independent non-executive director, Ms Sindiswa Zilwa (Sindi), was announced (please refer to her full biography at https://www.sibanyestillwater.com/about-us/leadership/sindiswa-zilwa/). Her appointment was effective from 1 January 2021. Sindi brings with her a wealth of knowledge on audit, risk and investment committees. The appointment of Elaine and Sindi also increases the gender diversity at Board level, which were raised in 2019. The two non- independent non-executive directors appointed on 1 January 2020 to represent Gold One International Limited (Gold One), resigned on 27 March 2020. Their appointment was pursuant to a written agreement entered into in August 2013 between the then Sibanye Gold and Gold One for the acquisition by Sibanye Gold of Gold One’s Cooke and Ezulwini operations. Sibanye-Stillwater Integrated Report 2020 111 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

CORPORATE GOVERNANCE CONTINUED Independent, non-executive Chairman Lead Independent Director 13 DIRECTORS 11 (or 85%) independent, non- executive directors Unitary board structure Independence and size Expertise and experience Gender diversity Racial diversity Age Tenure Target: A Board with an appropriate balance of relevant knowledge, experience and skills in areas appropriate to Sibanye-Stillwater Director rotation Director rotation ensures a fresh perspective while maintaining continuity of skills, institutional and industry knowledge and experience Rick Menell, Keith Rayner and Jerry Vilakazi retire by rotation and are up for re-election at the May 2021 AGM Sindiswa Zilwa 2 is expected to be elected at the AGM Achieved By gender 70 30 % By historically disadvantaged person (HDP) 38 46 15% 31 8 61 % By tenure 23 77% 30% Female 70% Male 46% Historically disadvantaged persons (South Africans) 8% younger than 50 Average tenure: 7 years Average age: 60 years 15% Other nationalities 38% Other South Africans 23% less than three years 31% between 50-60 61% older than 60 1 All information as at the date of this report 2 Appointed effective 1 January 2021 as an independent non-executive director BOARD CHARACTERISTICS 1 Target: Currently, the approved retirement age for directors is 72 years of age. The Board has reserved the right to extend this to 75, provided the member concerned is available and fit to carry out their duties Target: Director rotation ensures a fresh perspective while maintaining continuity of skills, institutional and industry knowledge and experience Sibanye-Stillwater Integrated Report 2020 112 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Board members, expertise and committee membership* Member Independence Expertise Committee membership Vincent Maphai ✔ • Corporate affairs and transformation • Strategy • ESG matters • Chairman of the Board • Nominating and Governance Committee (chairman) • Remuneration Committee • Safety and Health Committee • Social, Ethics and Sustainability Committee Timothy Cumming ✔ • Engineering in the mining industry • Leadership and strategic development • Financial services • ESG matters • Remuneration Committee (chairman) • Audit Committee • Risk Committee • Social, Ethics and Sustainability Committee • Investment Committee* (Deputy Chairman) Savannah Danson ✔ • Communication • Finance • Mining • Infrastructure management • Audit Committee • Risk Committee • Remuneration Committee • Safety and Health Committee • Investment Committee* Elaine Dorward-King ✔ • Mining • Health and safety • ESG matters • Safety and Health Committee • Social, Ethics and Sustainability Committee Harry Kenyon-Slaney ✔ • Operations • Geology • Health and safety • Business transformation • Business development • Safety and Health Committee (chairman) • Social, Ethics and Sustainability Committee • Risk Committee • Investment Committee* • Remuneration Committee Rick Menell ✔ • All aspects of the mining industry, operationally and at executive management and board level • Geology • Financial management • Audit Committee • Risk Committee (Chairman) • Nominating and Governance Committee • Safety and Health Committee • Social, Ethics and Sustainability Committee • Investment Committee* (Chairman) Nkosemntu Nika ✔ • Finance and accounting at both private and public sector organisations • Audit Committee • Nominating and Governance Committee • Remuneration Committee • Social, Ethics and Sustainability Committee Keith Rayner ✔ • Corporate finance and accounting • Executive management and governance • Regulatory compliance • Audit Committee (Chairman) • Risk Committee • Remuneration Committee • Social, Ethics and Sustainability Committee • Investment Committee* • Nominating and Governance Committee # Susan Van Der Merwe ✔ • Diplomacy • Foreign affairs, liaison at highest levels of government and regulators • Audit Committee • Risk Committee • Nominating and Governance Committee • Safety and Health Committee Jerry Vilakazi ✔ • Strategic investments • Shaping major public service policies in post-1994 South Africa • Advocacy • Nominating and Governance Committee • Social, Ethics and Sustainability Committee (chairman) • Investment Committee* Sindiswa Zilwa* ✔ • Corporate finance and accounting • Executive management and governance • Regulatory compliance • Audit Committee • Risk Committee • Safety and health Committee • Investment Committee* Executive directors Neal Froneman ✘ • Operations management • Mergers and acquisitions • Risk Committee • Safety and Health Committee Charl Keyter ✘ • Financial management in mining • Mergers and acquisitions • Executive Committee and sub-committees as outlined in Governance and delegation above * Investment Committee was established in February 2021 # Appointed to the committee on 15 February 2021 For more detailed biographies and information on other public directorships are available on our corporate website (www.sibanyestillwater.com) and in our annual Form 20-F 2020, available at https://www.sibanyestillwater.com/news-investors/reports/annual/. Sibanye-Stillwater Integrated Report 2020 113 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

CORPORATE GOVERNANCE CONTINUED SAFETY AND HEALTH COMMITTEE Ensures adherence to occupational health and safety laws, regulations and external standards, reviews relevant policy and monitors performance of related key indicators so as to minimise mining- related accidents and their impacts Chairman: Harry Kenyon-Slaney Members: Savannah Danson, Neal Froneman, Vincent Maphai, Sindiswa Zilwa, Rick Menell and Susan van der Merwe Number of meetings annually: four Number of meetings in 2020: four REMUNERATION COMMITTEE Ensures payment of fair rewards to attract, retain and motivate executive management with the skills and experience necessary to support and sustain the company and its strategy, and evaluates performance in relation to reward Chairman: Tim Cumming Members: Savannah Danson, Harry Kenyon-Slaney, Vincent Maphai, Nkosemntu Nika and Keith Rayner Number of meetings: four Number of meetings in 2020: four INVESTMENT COMMITTEE Established in February 2021 to discharge a pivotal role in guiding and overseeing the allocation of capital and to oversee the Group’s investment activities. Members: Tim Cumming, Harry Kenyon-Slaney, Rick Menell, Keith Rayner, Jerry Vilakazi, Savannah Danson, and Sindiswa Zilwa Meets on an ad hoc basis SOCIAL ETHICS AND SUSTAINABILITY COMMITTEE Supports and assists the Board in ensuring compliance with best practice recommendations relating to the ethical conduct of our stakeholder engagement. Oversees and monitors anti-corruption policy and performance, the company’s standing as a responsible corporate citizen particularly in relation to the Code of Ethics. Monitors compliance in terms of the UNGC principles Chairman: Jerry Vilakazi Members: Tim Cumming, Harry Kenyon- Slaney, Vincent Maphai, Rick Menell, Nkosemntu Nika and Keith Rayner Number of meetings annually: four Number of meetings in 2020: four NOMINATING AND GOVERNANCE COMMITTEE Develops our approach to matters relating to corporate governance and makes recommendations to the Board on all such matters, while keeping abreast of best practice. Monitors and evaluates effectiveness and composition of the Board and for director and senior executive succession planning Chairman: Vincent Maphai Members: Rick Menell, Nkosemntu Nika, Keith Rayner, Jerry Vilakazi and Susan van der Merwe Number of meetings annually: four Number of meetings in 2020: four AUDIT COMMITTEE Ensures financial sustainability of the Group by monitoring and reviewing financial controls and procedures, as well as the effectiveness and integrity of internal audit and control systems. Appoints independent, external auditor. Oversees regulatory and legislative compliance Chairman: Keith Rayner Members: Tim Cumming, Savannah Danson, Rick Menell, Nkosemntu Nika, Susan van der Merwe and Sindiswa Zilwa Number of meetings annually: six Number of meetings in 2020: seven RISK COMMITTEE Ensures Group sustainability by evaluating and overseeing implementation of efficient risk management processes and controls to identify, monitor and mitigate risks and to act on opportunities identified Chairman: Rick Menell Members: Tim Cumming, Savannah Danson, Neal Froneman, Sindiswa Zilwa, Harry Kenyon-Slaney, Keith Rayner and Susan van der Merwe Number of meetings annually: two Number of meetings in 2020: two OUR BOARD AND ITS COMMITTEES BOARD Chairman: Vincent Maphai Has ultimate responsibility for providing solid ethical leadership and strategic guidance, ensuring that the principles of good corporate governance are observed in delivering on our strategic objectives Members: eleven independent non-executive directors and two executive directors Number of meetings annually: four and one strategy session Number of meetings in 2020: eight and two strategy session All members attended all meetings in 2020 Sibanye-Stillwater Integrated Report 2020 114 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Board effectiveness and performance evaluations As recommended by King IV, an external assessment of the Board and its committees is undertaken bi-annually. Outstanding matters which had been highlighted by the external evaluation related to the gender diversity of the board and the further refinement of risk appetite and tolerance levels, both of which were addressed during 2020. Two additional female directors were appointed during 2020 and the Risk Committee approved risk appetite and tolerance levels. See “Changes to the Board” above and the Risk Committee later in this report. The internal assessment of the Board and its Committees was finalised in early 2021. Overall, the Board is confident in its performance and is satisfied that it was effective, adapting effectively to COVID-19 affected conditions, and that members are up to date with the latest market and regulatory developments. There is regular and effective communication between the Board and its committees, and between the committees themselves. The committees are considered to adequately fulfil their roles and responsibilities, as set out in their respective charters. In addition, board members attended training on the management of tailings storage facilities and a refresher course on director duties and responsibilities. The Board noted in its internal assessment that additional training is required. In addition, the following evaluations were conducted during 2019: Leadership role Description of responsibilities Outcome and recommendations Succession planning Chairman Leads the Board and ensures integrity and effectiveness of Board and committees, and high standards of governance and ethical behaviour Members of the Board were satisfied with the performance and leadership of the previous and new Chairman Succession planning of the Chairman was discussed both in the context of internal and external candidates. In 2020 a Lead Independent Director was appointed to further enhance the corporate governance and Board processes of the Group CEO • Provides leadership in the area of policy and strategic direction and provides management with comprehensive information, analysis and timely advice on all aspects of the business • Leads and manages daily operations • The Board was satisfied with the performance of the CEO against agreed upon performance measures and targets • The Remuneration Committee further performed an annual review of the CEO’s dual contract and approved it for the ensuing year Succession planning for the CEO was discussed and potential candidates for development and succession were noted CFO and the finance function • Financial management of the Group • Provide leadership, direction and management of the finance and accounting team • Provide strategic recommendations to the CEO/president and members of the executive management team • Manage the processes for financial forecasting and budgets, and oversee the preparation of all financial reporting • Advise on long-term business and financial planning • Review all formal finance, and IT related procedures In terms of the JSE Listings Requirements and King IV, the Audit Committee noted that it was satisfied that the financial director has the appropriate expertise and experience to fulfil his role and that the finance function was effective Succession planning for the CFO was noted Sibanye-Stillwater Integrated Report 2020 115 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

CORPORATE GOVERNANCE CONTINUED Leadership role Description of responsibilities Outcome and recommendations Succession planning Internal Audit serving as Chief Audit Executive (CAE) • Sets auditing strategies and annual work plan, oversees implementation of work plan • Oversee staff, mentor and develop their skills • Identify and implement control and compliance initiatives across the organisation • Conduct audits, communicate with departments, and report on audit results In terms of King IV, the Audit Committee noted that it was satisfied that the CAE had the necessary competence and experience to fulfil her role and that the internal audit function was effective Successors have been identified Company Secretary • Provides the directors of the company collectively and individually with guidance as to their duties, responsibilities and powers • Makes the directors aware of any law relevant to or affecting the Company and Group • Responsible for the efficient administration of the Company, and for ensuring compliance with statutory and other regulatory requirements in particular • In compliance with paragraph 3.84(h) of the JSE Listings Requirements. In its assessment, the Board considered the recommended practices of King IV and satisfied itself that the Company Secretary is competent, qualified and has the necessary expertise and experience to fulfil the role • The Company Secretary is not a director of the Group and has an arm’s-length relationship with the Board Successors have been identified Key areas of Board deliberation in 2020 • Improving gender representivity across the different senior levels and the Board • Review of the demographic composition and international perspective of the Board • Navigating the dynamic context created by the COVID-19 pandemic • Promoting a purpose-led and values-driven organisation • Overseeing the elevation of ESG as a critical imperative underpinning the legitimacy and sustainability of our business and determining attractive commodity segments for the strategic growth of the corporation • Significantly deleveraging the organisation • Returning value to shareholders through dividends and other stakeholders through our COVID-19 initiatives as outlined in the report Planned areas of focus for 2021 • Refining ESG priorities • Capital allocation • Overseeing the strategic growth of the corporation • Managing the continuous impact of COVID-19 • Continued oversight of ethical and value-driven performance and culture • Continued supervision of safe production strategy • Director training Sibanye-Stillwater Integrated Report 2020 116 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

BOARD COMMITTEES AUDIT COMMITTEE Members Appointed to Committee Meeting attendance Keith Rayner (Chairman) 1 January 2013 7/7 Tim Cumming 30 May 2018 7/7 Savannah Danson 23 May 2017 7/7 Rick Menell 1 January 2013 7/7 Nkosemntu Nika 21 February 2013 7/7 Susan van der Merwe 21 February 2013 7/7 Sindiswa Zilwa 16 February 2021 N/A 2020: Contribution to value creation 2021: Planned areas of focus Deleveraging • Continued focus on deleveraging • Continuous review of our debt facilities and replacement and use thereof was affected • A solvency and liquidity review was performed each quarter to ensure the Company and Group were viable operations • Leverage ratios came down in 2020 due to increased cash flows from revenue • Improved cash and revenue environment and declared a dividend Lonmin (now called the Marikana operations) • Integration of Lonmin (Marikana operations) across all areas of focus – operational and financial – and focus on SOX control issues for the year ended December 2020 IFRS • Ensured implementation of new International Financial Reporting Standards throughout the business • See Audit Committee Report for more detail Capital allocation • Allocation of funds organically, inorganically and as dividends to be monitored each quarter • Solvency and liquidity review to be performed quarterly to support planned capital allocation IT projects • Implementation of various IT projects throughout the group to be monitored – particularly concerning integration of accounting systems Marikana operations • Marikana integration to be confirmed as completed during FY 2021 IFRS • Ensure implementation of new International Financial Reporting Standards throughout the business For the Audit Committee’s Terms of Reference, see https://www.sibanyestillwater.com/about-us/corporate-governance RISK COMMITTEE Member Appointed to the Committee Meeting attendance Rick Menell (Chairman) 1 January 2013 2/2 Harry-Kenyon Slaney 18 February 2019 2/2 Neal Froneman 30 May 2018 2/2 Tim Cumming 13 February 2013 2/2 Keith Rayner 1 January 2013 2/2 Savannah Danson 23 May 2017 2/2 Susan van der Merwe 21 February 2013 2/2 Sindiswa Zilwa 16 February 2021 N/A Sibanye-Stillwater Integrated Report 2020 117 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

CORPORATE GOVERNANCE CONTINUED 2020: Contribution to value creation 2021: Planned areas of focus The Committee focused for the year on: • The top 10 Group strategic risks • The top 10 risks in each operational segment and their mitigation thereof. These risks were reviewed against the strategy and the changing operational landscape of the organisation • Impact of COVID-19 risks to the top 10 strategic risks of the Group • Review and approval of the updated strategic risk management responsibility matrix • Approved the risk appetite • Approved the risk tolerance • Impact of COVID-19 risks to the top 10 strategic risks of the Group • Emerging risks to be reviewed and added if necessary For the Risk Committee’s Terms of Reference see https://www.sibanyestillwater.com/about-us/corporate-governance NOMINATING AND GOVERNANCE COMMITTEE Member Appointed to the Committee Meeting attendance Vincent Maphai (Chairman) 27 August 2019 4/4 Rick Menell 1 January 2013 4/4 Nkosemntu Nika 21 February 2013 4/4 Jerry Vilakazi 1 January 2013 4/4 Susan van der Merwe 30 May 2018 4/4 Keith Rayner 16 February 2021 N/A 2020: Contribution to value creation 2021: Planned areas of focus During 2020, the Committee deliberated on the following matters: • Training of directors • Recruitment of an independent non-executive director • Nomination and appointment of a lead independent director • Review of executive leadership arrangements required to support the corporation’s strategic growth into an increasingly diversified operator by commodity and geography • Continued review of executive leadership arrangements required to support the corporation’s strategic growth into an increasingly diversified operator by commodity and geography • Director training and development The Nominating and Governance Committee Terms of Reference are available at: https://www.sibanyestillwater.com/about-us/corporate-governance REMUNERATION COMMITTEE Member Appointed to the Committee Meeting attendance Tim Cumming (Chairman) 13 February 2018 4/4 Harry Kenyon-Slaney 18 February 2019 4/4 Savannah Danson 21 February 2013 4/4 Vincent Maphai 27 August 2019 4/4 Nkosemntu Nika 1 January 2013 4/4 Keith Rayner 1 January 2013 4/4 Sibanye-Stillwater Integrated Report 2020 118 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

2020: Contribution to value creation 2021: Planned areas of focus • Holistic review of the senior management incentive plan including pay mix benchmarking for on target performance against a global mining peer reference group and review of the strategy alignment of performance conditions applicable to long term incentive awards • Ongoing review of remuneration parity and fairness • Evaluation of management’s performance in achieving safe operational delivery in 2020 under conditions severely distorted by the COVID-19 pandemic • Routine approvals relating to executive pay • See the Remuneration Report for more detail • Continued monitoring of trends and consideration of any further refinement deemed appropriate • Progressive build-out of the breadth and depth of the ESG measures used in the ESG scorecard for LTI vesting purposes • Ensuring our remuneration practices are further enhanced as needs be given the increasing multinational nature of the Group • Implementation of a “C-Suite structure” at executive management level • Revisit the introduction of a Minimum Shareholding Requirement (MSR) policy The Remuneration Committee’s Terms of Reference are available at: https://www.sibanyestillwater.com/about-us/corporate-governance SAFETY AND HEALTH COMMITTEE* Member Appointed to the Committee Meeting attendance Harry Kenyon-Slaney (Chairman) 18 February 2019 4/4 Savannah Danson 30 May 2018 4/4 Neal Froneman 1 January 2013 4/4 Rick Menell 1 January 2013 4/4 Vincent Maphai 27 August 2019 4/4 Susan van der Merwe 21 February 2013 4/4 Sindiswa Zilwa 16 February 2021 N/A 2020: Contribution to value creation 2021: Planned areas of focus • Converting the cultural and leadership transformation work into hard and improved health and safety outcomes • Ensuring that lessons learned from incidents are applied uniformly and comprehensively across the rest of the organisation • Developing and implementing practical technical tools that provide advanced warning of a heightened risk of rock mass failure • Cementing the understanding of our safety and health values, systems and processes among a large workforce, many of whom do not speak English In 2021 the Committee will focus particularly on the following areas: • Continuing to convert the ongoing cultural and leadership transformation work into hard and improved health and safety outcomes • Establishment of a post-incident review process to affirm that all actions and lessons arising from incident investigations are comprehensively and permanently implemented across the organisation • Developing and implementing practical technical tools that provide advanced warning of a heightened risk of rock mass failure • Develop and implement engineering solutions to eliminate risk to people where they are required to work in proximity to mobile, tracked or mechanical machinery • Align all existing company and regional safety standards and guidelines into a common set of group-wide standards that harmonises our approach to risk and hazard management • Cementing the understanding and application of our safety and health values, systems and processes among a large workforce, many of whom do not speak English • Ensuring increased attention on, and improvement of, occupational health outcomes across the organisation • Maintaining the high level of vigilance on containing the impact of COVID-19 across the organisation and supporting its suppression in neighbouring communities The Safety and Health Committee’s Terms of Reference are available at: https://www.sibanyestillwater.com/about-us/corporate-governance Sibanye-Stillwater Integrated Report 2020 119 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE Member Appointed to the Committee Meeting attendance Jerry Vilakazi (Chairman) 21 February 2013 4/4 Tim Cumming 13 February 2018 4/4 Harry Kenyon-Slaney 18 February 2019 4/4 Rick Menell 1 January 2013 4/4 Vincent Maphai 27 August 2019 4/4 Nkosemntu Nika 30 May 2018 4/4 Keith Rayner 21 February 2013 4/4 2020: Contribution to value creation 2021: Planned areas of focus • Monitoring adherence to the Code of Ethics, compliance and improvements to the gender policy at all levels of the organisation. • Review of the baseline study conducted by the Commission on Gender Equality on a selected number of mining companies, which included Sibanye-Stillwater’s gender policies and practices. While the report had highlighted certain historical gender disparities in salaries aligned to some positions, the company conducted its own Employment Equity Barriers Audit focusing on women in mining, pay and grade inequality. The findings and recommendations of which continued to be implemented in 2020 • Review of Women-in-Mining initiative led by our Chief Executive Officer • Established a Tailings Management Working Group to design and implement a group tailings management framework aligned to the requirements of the Global Industry Standard for Tailings Management and the ICMM guides • Good stewardship in terms of water management, reduction of its carbon footprint and concurrent rehabilitation in a quest to reduce any adverse environmental impacts on people and the planet • Benchmarking against our peers to ensure that our standards align to international best practices. Membership to the ICMM was achieved in 2020. The Precious Metal Refinery has adopted the LPPM responsible sourcing principles and it has been certified following an assurance in 2020. We also participate in the UNGC accelerated programme of the 17 United Nations Sustainable Development Goals and have ensured that our ESG deliverables are aligned so we can have tangible proof points and actions geared towards meeting the set targets • Reviewed our social performance strategy to take into account the roles of different players in ensuring sustainable socio- economic development of communities in environments that host our operations. This focus is based on the principle of being a Good Neighbour and fostering a collaborative culture between the company and its stakeholders in driving long lasting and sustainable development programmes. Clawing back on the delays and backlogs by fast tracking implementation of Social Labour Plans (SLPs) in affected areas was undertaken in 2020 • Continued commitment to being part of the solution in mitigating the impact of COVID-19 on our business as well as the environments in which we operate • Integration of our values-based culture programme • Continue to work with ICMM to ensure that we close all the gaps identified in their audits in our SA PGM operations, and our SA gold operations aims for the World Gold Council Responsible Mining assurance in 2021 • Closure of all the backlogs of our SLPs The Social, Ethics and Sustainability Committee’s Terms of Reference are available at: https://www.sibanyestillwater.com/about-us/corporate- governance. CORPORATE GOVERNANCE CONTINUED Sibanye-Stillwater Integrated Report 2020 120 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

FUNCTIONAL GOVERNANCE AREAS RISK MANAGEMENT Responsible governance entity: Audit Committee and Risk Committee Our risk management framework and processes involve the systematic application of management policies, procedures and practices. It sets out the requirements for effective oversight of risks to ensure effective integration with the development and execution of Group strategy. The framework includes identifying, assessing, evaluating, mitigating and reporting of risks, together with communicating, consulting and establishing the context for risk as well as for opportunity identification. Sibanye-Stillwater’s risk-management framework and processes, including related policies, procedures and practices, are reviewed annually by the Risk Committee, prior to approval by the Board. The Risk Committee, reviews and approves the role and accountability matrix for the Group enterprise risk management. The Board has ultimate responsibility for determining tolerance levels, monitoring the achievement of tolerance levels against pre-set tolerance levels and for the monitoring of risk exposures. The Audit Committee chairman also serves as a member of the Risk Committee, while the Risk Committee chairman serves on the Audit Committee. This allows for cross-referencing and thus more effective oversight of risks and risk management. The Marikana operations are now fully aligned with and integrated into the Sibanye-Stillwater risk management framework and process. The Marikana risk registers were incorporated into the risk registers for both the Group and the SA PGM operations. Sarbanes-Oxley Act (SOX) risks and controls have been identified and implemented in relation to the Group’s operating and financial risks. The insurance periods are now aligned with those of the Group. Specific risks in relation to Marikana are discussed in the section Managing our risks and opportunities within the external operating environment. Management determined that, as of 31 December 2019, the company’s internal control over financial reporting was ineffective owing to a material weakness resulting from a control deficiency in effectively mitigating the risk relating to the timely recognition of foreign currency cash receipts as cash and cash equivalents with the corresponding settlement of trade receivables. Extensive work was conducted in 2020 to remediate the control deficiency including the implementation of primary controls and continuous reviews to refine and improve these controls. Notwithstanding the material weakness, management concluded that the consolidated financial statements presented fairly, in all material respects, our financial position, results of operations and cash flows as of and for the financial year end. Business activities were managed within approved risk-tolerance and risk-appetite levels. Details on our risk management framework, processes and the most significant risks and opportunities identified in 2020 are discussed in the section Managing our risks and opportunities within the external operating environment and in the Audit Committee and Risk Committee reports in this document as well as in the full version of the Risk Committee chairman’s report which is available online. For a more comprehensive discussion on risks, see the 2020 Form 20-F, available on our website at https://www.sibanyestillwater.com/news-investors/reports/annual/ Sibanye-Stillwater Integrated Report 2020 121 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

ASSURANCE Responsible governance entity: Audit Committee and Risk Committee The Group has adopted a combined assurance model. This model defines the five levels of defence and is presented to the Audit Committee to approve annually. The Group strategic and segment risk registers identify the five levels of defence applied on the Group strategic and segment risk registers. The management levels of assurance were contained in the first three levels of defence. Each section of the Integrated report defines the inputs of management for these levels. The adoption and implementation of the ICMM principles further strengthened the management systems and controls. Improved systems have been implemented and will continue to be strengthened in line with the ICMM principles. As part of the combined assurance and requirements of the ICMM, audits have been undertaken following the application for submission to the ICMM. There have been ISO certification, cyanide management and a third-party tailings audits conducted. Annually, independent surveys are conducted of our engineering infrastructure and systems on behalf of an insurance underwriting service. The Sarbanes-Oxley (SOX) process undertaken manages the control assessment from management and is independently audited for effectiveness by internal and external audit. The quarterly control self-assessment process covers awareness of any ethics breaches, approval frameworks, changes in the control environment and the impact on financial reporting. The internal audit function objectively and independently assures the operating effectiveness of the internal control environment. Internal audit uses predominantly in-house resources to conduct its internal audits. A risk-based internal audit plan linked to the combined assurance approach was used during the year. This ensured that there was adequate co-ordination of internal and external audit assurances over strategic and material issues. The Vice President: Internal Audit, who serves as the Chief Audit Executive (CAE), reports quarterly to the Audit Committee and, as per King IV, participates in quarterly private sessions with the Audit Committee. The quarterly control self-assessment for SOX, provides the foundation for the SOX certification by management, which is independently verified by the external auditors. Internal and external audit have adopted a combined assurance model for the auditing of sustainability key performance indicators that are assured on a yearly basis. CORPORATE GOVERNANCE CONTINUED REGULATORY COMPLIANCE Regulatory compliance Policies and procedures Regulatory framework/universe Monitoring and control (Compliance risk profiles) Reporting Other initiatives and projects Awareness, training and education Sibanye-Stillwater Integrated Report 2020 122 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

RESPONSIBLE GOVERNANCE ENTITY: ALL BOARD COMMITTEES OVERVIEW RESPONSIBILITIES MONITORING COMPLIANCE KEY CHANGES • Sibanye-Stillwater subscribes to zero tolerance for regulatory non-compliance, for which dedicated compliance officers appointed at the US and SA operations have responsibility • Sibanye-Stillwater has complied with the provisions of the Companies Act and specifically operated in conformity with its Memorandum of Incorporation during the 2020 financial year • Shortcomings in statutory and regulatory compliance could result in two main outcomes: regulatory sanction and diminished reputation. Regulatory sanction includes the penalties that may be incurred if Sibanye-Stillwater and its operating entities do not comply with all defined statutory, regulatory, supervisory and other requirements. Diminished reputation could result in Sibanye-Stillwater losing the confidence of key stakeholders and experiencing disruptions due to deterioration in our stakeholder relationships • Legislative and regulatory compliance is the responsibility of respective functional departments. The regional compliance functions assist by simplifying legislation and alerting management, through an alert system, to changes or pending changes of a legislative or regulatory nature. At the US PGM operations, a Compliance Committee comprising site and service group leadership meets quarterly to report on and strategise the compliance function. The compliance function facilitates the management of compliance risk by distributing a compliance methodology, compiling regulatory compliance risk profiles and by providing advice and guidance relating to strategic compliance issues • Compliance risk profile sessions are held with business units bi-annually to assign responsibility for all relevant compliance commitments, and to furnish the business with fit-for-purpose regulatory risk profiles, which highlight areas of improvement. Any instances of non-compliance may be reported through the toll-free number, 0800 001 987 • There were no material or repeated regulatory penalties, sanctions or fines for contraventions of, or non-compliance with, statutory or other regulatory obligations in 2020 • Recent major statutory and regulatory changes include the Carbon Tax Act, Protection of Personal Information Act and Disaster Management Act regulations Pending legislation includes: Companies Amendment Bill, 2018 In compliance with Companies Act 71 of 2008 Compensation for Occupational Injuries and Diseases Amendment Bill, 2019 In compliance with Compensation for Occupational Injuries and Diseases Act 130 of 1993 Constitution Eighteenth Amendment Bill, 2019 Subject to negotiations Cybercrimes Bill, 2017 Controls have been put in place to prevent and/or mitigate the consequences of a breach of our ICT systems and prevent any loss of information that might potentially lead to regulatory penalties and reputational harm (refer to Harnessing continuous innovation) Income Tax Amendment Bill, 2019 In compliance with Income Tax Act 58 of 1962 National Environmental Management Laws Amendment Bill, 2017 In compliance with National Environmental Management Act 107 of 1998. Additional measures in place when/where applicable National Health Insurance Bill, 2019 Subject to negotiations Sibanye-Stillwater Integrated Report 2020 123 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

CORPORATE GOVERNANCE CONTINUED TECHNOLOGY AND INFORMATION Responsible governance entity: Audit Committee and Risk Committee Digital transformation is a unique and key strategic technology pillar that is applicable to all aspects of the Group. The digital transformation executive-committee, a dedicated, functional and governing executive sub-committee comprising relevant representation from Group technical, shared services, and the SA and US operations, supports our digital transformation initiative. It is an agile, multi-disciplinary team, supported by the Group executive committee, which focuses on value realisation across the mining value chain and ancillary support functions. The governance and management of information and related communication technologies (ICT) has become increasingly critical, given our increasing dependence on the use of technology for business-critical functions. Our ICT infrastructure includes email communication; the electronic exchange of documents and information with suppliers, employees and others; and the storage of data and information. Controls have been put in place to prevent and/or mitigate the consequences of a breach of our ICT systems and prevent any loss of information that might potentially lead to regulatory penalties and reputational harm in terms of the Cybercrimes and Cybersecurity Bill 2017. Sibanye-Stillwater applies innovative technology to secure and enhance operational and knowledge performance towards continuous business improvement. Our ICT risk governance framework and strategy, which is reviewed annually, was approved for 2020, and aims to minimise risk exposure and mitigate risks. Cyber risk is a strategic, external risk rather than operational. An approved Group ICT charter, aligned with King IV and ISO 27001/2 standards, was approved by the Audit Committee. Operationally, the CFO, supported by executive management, provides high-level direction for and approves Sibanye-Stillwater’s ICT strategy. The SA and US operations each have a dedicated ICT manager. Oversight is provided by the Audit Committee, with the Board having ultimate responsibility. The Risk Committee monitors and provides oversight of the ICT risks identified. For detail on related performance in this area, see the Harnessing continuous innovation section. REMUNERATION Responsible governance entity: Remuneration Committee supported by other specialist committees Sibanye-Stillwater’s remuneration policies and practices determine our ability to attract, motivate and retain those with the talent and skills that our ongoing success requires. This is particularly pertinent at executive and senior management levels, to enable delivery on our strategic vision in the short, medium and long term. It is thus essential to motivate and reward individual, team and operational performances with reasonably equitable remuneration that underpins our remuneration philosophy. In order to maintain strong linkage of remuneration drivers with strategic imperatives for the business that are overseen by other committees, a cooperative governance arrangement is practised. In particular, the Remuneration Committee has adopted into the incentive framework the targets for safety improvement derived from the safety improvement strategy over which the Safety and Health Committee has custodianship as well as the framework for evaluating the corporation’s ESG performance in fulfilment of the ESG strategy that is under the custodianship of the Social, Ethics and Sustainability Committee. Detailed information on remuneration philosophy, policies and implementation of remuneration and significant developments of the past year as well as intentions for the coming year, is available in the Remuneration report. See also the summary of the Remuneration Committee in this Corporate governance section. Sibanye-Stillwater Integrated Report 2020 124 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Kroondal mine at the SA PGM operations Sibanye-Stillwater Integrated Report 2020 125 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

REMUNERATION REPORT REMUNERATION AT A GLANCE – REWARDING DELIVERY Our remuneration philosophy seeks to: • Enable the successful delivery of our strategy and related targets so that Sibanye-Stillwater can preserve and create sustained value and achieve its stated purpose • Encourage, recognise and reward excellent individual and organisational performance and deliver on our strategic focus areas in both the short and longer term • Promote remuneration fairness in terms of internal and external pay parity and equitable differentiation of pay by levels of employment Shareholder feedback In the form of dissenting votes at the 2020 Annual General Meeting (AGM) on remuneration-related resolutions Remuneration policy 3.0% Implementation report 5.6% Non-executive directors’ fees 8.2% REMUNERATION POLICY 2021 – A SNAPSHOT The Remuneration Committee has approved the following key changes to the remuneration policy as from 2021: • Refined the pay mix for senior and top management, tilting more towards variable pay rather than guaranteed pay to create higher performance gearing • Revised the performance conditions applicable to long-term incentive (LTI) awards • Recalibration of the LTI allocation methodology and range for performance conditions Key elements of remuneration policy – a summary Total guaranteed pay (TGP) Short-term incentives (STI) Long-term incentives (LTI) WHY – our aim Attracting and retaining skills Delivery on operational and functional strategies and targets Delivery on longer-term shareholder value creation WHO – participates All permanent employees All permanent employees Vice Presidents (VPs) and above WHEN – paid /performance period Monthly Annual, combined with an eighteen-month deferral Three years WHAT – is measured Market aligned (Peer benchmarking) Personal performance scorecard Operational delivery scorecard Shareholder value delivery scorecard HOW – paid Cash Cash and share-based cash Share-based cash Planned on-target remuneration mix for CEO, CxOs and EVPs CEO (%) Maximum Threshold TGP STI (cash bonus component) STI (deferred share-based component) LTI (ordinary stretch) LTI (max vesting) 02 04 06 08 0 100 100 28 24 16 32 18 10 12 30 30 On-target CxO (CFO,COO and CTO) (%) Maximum On-target Threshold 02 04 06 08 0 100 100 32 24 16 29 19 13 13 28 28 All EVP roles (%) Maximum Threshold 02 04 06 08 0 100 100 37 24 16 24 20 16 14 25 25 On-target Sibanye-Stillwater Integrated Report 2020 126 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

IMPLEMENTATION 2020 – A SNAPSHOT The Remuneration Committee determined and approved the following in terms of implementation: • In line with the pay mix transition, zero increase in nominal TGP for the executive directors and four other Group Executive Committee (Exco) members with five members receiving increases of only 0.5% • Adjustments to the operational plans used for STI determinations to reasonably take into account the reduced access to resources (mineral, operational and human) during the government-imposed lockdown in South Africa In addition, senior leadership voluntarily adopted base pay (TGP) sacrifices during periods of lockdown to support provision of social relief. Total single figure remuneration – summary (executive directors and prescribed officers – aggregated) (R000) Salary Pension scheme total contributions Cash bonus accrued Accrual of Forfeitable share award Other cash payment Conditional Share proceeds Other Benefits Termination/ Separation benefits Total Single Figure of Remuneration 2020 55,822 6,008 50,343 28,083 3,612 152,168 357 – 296,393 2019 56,813 5,300 41,011 27,342 7,498 2,896 1,283 – 142,143 STRUCTURE OF THE REMUNERATION REPORT BACKGROUND STATEMENT: Background to our workings and activities over the year and our approach going forward (see pages nn to nn) REMUNERATION IMPLEMENTATION: How we applied our policy to the remuneration of the executive directors and the executive vice presidents (EVPs), collectively referred to as our prescribed officers, and to the fees paid to the non- executive directors (see pages nn to nn) REMUNERATION POLICY: Information on how the main components of our executive pay packages will be determined for the 2021 remuneration cycle as informed by our remuneration philosophy (see pages nn to nn) 2 1 3 This report is presented in three parts – in compliance with King IV specifications PART 1: BACKGROUND STATEMENT Dear shareholders This section provides you a useful overview of how Sibanye-Stillwater addresses the complex subject of remuneration, how remuneration is used in the incentivisation of our employees while also enabling the creation of long-term value for shareholders and how our remuneration policies were implemented during the year under review. 2020 was an exceptional year for Sibanye-Stillwater, in all senses of the word. Not only did we, like all other enterprises and communities have to make significant operational adjustments due to the dynamic and uncertain conditions brought on by the COVID-19 public health pandemic, but, having done so, the organisation then excelled in its tactical operational response through the effective and safe utilisation of the resources it had available to work with and, aided further by favourable commodity prices and exchange rates, delivered outstanding record results for the Group in 2020. One might say that, despite all the challenges this year, Sibanye-Stillwater’s “cloud had a precious metal lining”. We continue to note feedback from stakeholders on our remuneration reporting, and we welcome their comments or suggestions so that we can continue to improve the quality of our reporting in this very important area. Sibanye-Stillwater Integrated Report 2020 127 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

REMUNERATION AND COVID-19 We are very aware of the acute attention that stakeholders have been paying towards remuneration impacts during this pandemic. While we have set out more detail in this regard in Part 3 of this report in respect of the ambit of the decisions made by the Remuneration Committee, it is important to dwell on this topic briefly upfront and also provide additional insight into what the Group did regarding pay and benefits for employees across the Group at large as opposed to just focusing on the impacts or outcomes for the Group Executive Committee members. In South Africa, for the period when ‘hard lockdown’ (Level 5) was implemented (between 27 March and 30 April 2020), only workers who were deemed ‘essential’ were allowed, and were asked, to come to work. Only 6.4% of the workforce could be categorised as ‘essential’ along with those in support roles who were able to work from home. They were paid their normal pay. The rest of the Company’s employees were paid their normal salaries for three weeks and were then asked to take two weeks as unpaid leave. During that time, the Group paid all employee benefits (medical aid, life and disability cover and retirement fund contributions etc.) for all staff during that period. Sibanye-Stillwater also used the time to register all the South African employees for Temporary Employer Relief Scheme (TERS) benefits. For the period May to November 2020, as South Africa moved progressively from Level 5 to lower levels of lockdown, the Group introduced a structured ‘return to work’ approach. This meant that we progressively recalled workers back to the operations over a number of months as management endeavoured to safely increase the scale of operations following the harsh lockdown. Employees who were not recalled to work were then generally put on unpaid leave but could still benefit from TERS. However, the Group continued to pay towards the following on their behalf: • all risk benefits (group life and disability insurances) • all medical cover and expenses • cover for Independent Counselling and Advisory Services (ICAS) and broadened the scope to cover both the employee and their families • all housing and living out allowances • all retirement fund contributions (both employer and employee contributions) which were paid directly to employees as a cash allowance (having negotiated a ‘contribution holiday’ with the retirement funds) • all leave credits to employees and allowed for leave credit build-up in instances where employees had no leave These benefits for employees amounted to approximately R700 million during that period. Furthermore, the Group continued to review pay and benefits on a monthly basis allowing people to request a cash advance, take paid leave, encash leave or go into a leave deficit subject to the required approvals. The Group made every effort to ensure that the TERS payment claims in South Africa were timeously submitted and payments were continuously monitored and managed. In addition, the Company made advance payments in lieu of processing delays by TERS to ensure impacted employees received some income. Due to the delay in administration by the UIF, the Group advanced TERS benefits to employees amounting to approximately R110 million, of which, as at the end of the reporting period, there remains a further outstanding amount of R8 million owing by the UIF. During the ‘hard lockdown’ senior management were also asked to take two weeks unpaid leave despite many of them still ‘working from home’ where applicable. In addition, in the three-month period between May and July 2020 they, along with the Board, donated 30% of their guaranteed remuneration to the South African Solidarity Fund (a national fund for private contributions aimed to provide relief to those most in need). While this donation was committed to and made by all of the Executive management, it was voluntary for SVP and VP-level employees below the Executive level. During that period, management employees who were not recalled back to work took a salary cut of 30% until they were brought back to full employment as the organisation steadily and safely built up production levels. In the US, mining was declared an ‘essential service’. This meant that the US PGM operations continued to operate albeit within strict compliance of protocols being implemented. The ability to continue operations in the US while the SA operations were not operating during lockdown reflected the benefit of the Group’s diversification, although the US initially had to reduce contractors on site and de- densify employees in transport. As mentioned, Part 3 sets out the determination of STI awards for the year. At first glance the bonus levels might intuitively seem high to some observers given the backdrop of the economic turmoil in the countries in which we operate. However, stakeholders will know that a primary basis of measurement and reward of our managers’ STI is the safe delivery of reasonably demanding operational targets that are largely within management’s control and not the financial results of the Group, which are more open to the vagaries of commodity prices and exchange rates over which management has no control. Nonetheless, it is through the LTI portion of management’s total remuneration that both shareholders’ and management’s interests are designed to be aligned to these financial outcomes – as is explained elsewhere in this report. REMUNERATION REPORT CONTINUED Sibanye-Stillwater Integrated Report 2020 128 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

In brief, management’s operational performance was measured against dynamically adjusted operational targets which were determined over the course of the year based upon the actual access they had to both the mineral resources and processing plants as well as the available human resources at any point in time. In this regard, the teams did exceptionally well under the incredibly tough and strained conditions they were enduring. We trust that shareholders feel that management have been as fairly rewarded for the operational successes they delivered in the face of the COVID-19 restrictions they endured, as much as shareholders themselves feel that they have been well rewarded by the remarkable share price gains of nearly 80% in rands, or nearly 60% in US dollars, over the year and with the Group ending the year with a net cash position and declaring a very substantial, record total dividend of R10.7 billion. INCENTIVE REDESIGN PROCESS AND CHANGES During 2020, we undertook a review of our current variable pay structures, with the assistance of PwC and Bowmans as external expert advisors, in order to ascertain whether the current pay mix, as well as variable pay structures, and the LTI structure in particular, remained fit-for-purpose considering the current economic environment and Sibanye-Stillwater’s current strategy – or whether any substantial incentive restructuring should be undertaken. As part of the agreed process, various interviews were conducted with Sibanye-Stillwater’s key internal stakeholders to obtain their insights regarding remuneration within the Group, as well as extensive research on global market practices and trends, including insights from a comparator group appropriately chosen for Sibanye-Stillwater. Various options were explored following this exercise. Although it had initially been anticipated that we would likely make some wholesale changes to our approach to incentive design, following a review of the applicable market trends and outcomes of the interview process, the committee concluded that our current scheme was fundamentally sound and provided adequate alignment to company strategy. It was resolved that some small adjustments to the pay mix at the very top levels of the organisation along with some additional amendments to the existing LTI plan would sufficiently address the identified areas of improvement. This outcome also minimises the burden associated with making wholesale changes to the existing structure. Particularly noteworthy was the introduction of environmental, social and governance factors (ESG) into the LTI performance conditions for the purposes of determining LTI vesting quantum’s – to align this with our strategic intent of embedding ESG excellence as a significant priority for our enterprise. Optimising capital allocation Focusing on safe production and operational excellence Building a values-based culture Pursuing value-accretive growth based on a strengthened equity rating Prospering in South Africa’s investment climate Embedding ESG excellence as the way we do business OUR STRATEGIC INTENT AND FOCUS AREAS Strengthen our position as a leading international precious metals mining group by: Sibanye-Stillwater Integrated Report 2020 129 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

REMUNERATION COMMITTEE ACTIVITIES Summary of activities undertaken in 2020 Focus areas for 2021 Besides the standard governance and approval items on the Remuneration Committee’s annual work plan, the following matters were addressed during the year: • Review and refinement of the existing executive pay benchmarking methodology incorporating pay mix considerations • Pay mix and variable pay review and refinement • Consideration of the 2020 operational delivery scorecard evaluation and how it should be treated in the context of the COVID-19 public health pandemic • With assistance from the Social, Ethics and Sustainability Committee, determining an appropriate ESG scorecard for use in determining the vesting of future LTI awards • Gender and race analysis to ensure pay parity at all levels in the organisation • Continued monitoring of trends and consideration of any further refinement where deemed appropriate • Progressive build-out of the breadth and depth of the ESG measures used in the ESG scorecard for LTI vesting purposes • Ensuring our remuneration practices are further enhanced as required given the increasingly multinational nature of the Group • Implementation of a “C-suite structure” at executive management level • Revisit the introduction of a Minimum Shareholding Requirement (MSR) policy NON-BINDING ADVISORY VOTES Shareholders will once again be afforded the opportunity to vote on two separate non-binding advisory resolutions at the forthcoming AGM on 25 May 2021 – one on the Remuneration Policy report (Part 2 of this report) and the other on the Remuneration Implementation report (Part 3 of this report). In the event that either or both are voted against by more than 25% of entitled voting rights exercised by shareholders, Sibanye- Stillwater commits to implement measures, including engagement with dissenting shareholders, in an attempt to address all legitimate and reasonable objections and concerns, and to disclose how these objections and concerns would be addressed in next year’s Integrated Report. At the AGM in May 2020, 3.0% and 5.6% of shares voted were against the Remuneration policy and Remuneration implementation reports respectively. While both resolutions received votes resoundingly above the required majority, we still engaged with concerned shareholders and institutional shareholder advisory services who had expressed reservations relating to how we implemented remuneration in 2019. We acknowledge the concerns expressed and the comments made, some of which have been addressed through the incentive plan review, and, consistent with our desire to be responsive to our stakeholders, we will continue to evolve our disclosure and interactions in line with deemed best practice. The table below provides an overview of the main comments and concerns raised by shareholders and proxy advisors together with our responses. Shareholder concerns and feedback Responses Linkage of performance conditions to strategy; incentive awards should be clearly disclosed and include stretching performance targets This concern was borne in mind while reviewing and revising the LTI performance conditions to provide better alignment between Sibanye-Stillwater’s strategic pillars and objectives and shareholders’ interests. The revised incentive design will provide for three performance conditions – relative total shareholder return (rTSR) (50%), return on invested capital (ROIC) (30%) and an ESG scorecard (20%) which, through stretching performance targets, will collectively align management’s interests with shareholders’ and motivate management to strive to add shareholder value. ESG has been included as a pillar but does not form part of the KPIs A thorough process was undertaken, in conjunction with the Social, Ethics and Sustainability Committee to determine an appropriate ESG scorecard, as a standalone performance metric, as part of the performance conditions applicable to future LTI awards. This reflects Sibanye-Stillwater’s ESG priorities and performance expectations. The ESG override condition, for use in the instance of extreme or severe ESG shortcomings, will nevertheless be retained. In addition, various ESG factors are contained within the personal scorecards of particular managers. REMUNERATION REPORT CONTINUED Sibanye-Stillwater Integrated Report 2020 130 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

REMUNERATION CONSULTANTS During the year, management (and the Committee) consulted with remuneration experts at PwC to assist with remuneration-related aspects including the incentive redesign process and benchmarking of remuneration for the executive directors and non-executive directors. The Remuneration Committee, separate from management, continues to engage with its expert remuneration advisor, Martin Hopkins: Head of Reward Advisory Services at Bowmans. We are satisfied that these consultants are independent, objective and well qualified, and suitably experienced for our purposes. APPRECIATION Lastly, I would like to thank my Committee colleagues for their assistance in ensuring that we pay proper attention to the key aspects of remuneration in the Group (both the development of policy and practice as well as its implementation) and that we deliver on our mandate appropriately. I also extend my thanks to the members of the management team for their hard work and dedication during this particularly challenging year and for the attainment of excellent outcomes under trying circumstances. We also acknowledge and appreciate those shareholders and proxy advisors who gave us constructive and candid feedback on our policies and practices. Tim Cumming Chairman: Remuneration Committee 22 April 2021 PART 2: REMUNERATION POLICY FUNCTION OF THE REMUNERATION COMMITTEE The Remuneration Committee assists the Board in discharging its responsibilities for setting and administering remuneration policies and practices in line with the Group’s strategies, objectives and long-term interests. It has a particular focus on the remuneration of executive directors and the EVPs, collectively our prescribed officers. Our prescribed officers are members of the Group’s Executive Committee (Group Exco), which constitutes what King IV refers to as ‘executive management’. We are mandated through, and act on the basis of, the Remuneration Committee’s Terms of reference. This document is available on our website (https://www.sibanyestillwater.com/about-us/corporate-governance). We believe these Terms of reference remain fully compliant with the requirements and principles of King IV. The Remuneration Committee is responsible for: • considering and recommending the remuneration philosophy for all employment levels in the Group with a particular focus on the remuneration of the Group Exco. The remuneration philosophy, supported by appropriate policies, is described below in accordance with applicable rules and regulations • recommending to the Board the remuneration payable and conditions of employment for executive directors and approving the remuneration payable to the prescribed officers The Terms of Reference did not change in any substantial manner during the year under review. The Remuneration Committee is satisfied that, throughout 2020, Sibanye-Stillwater complied with its Remuneration Policy and that no material deviations were noted. Sibanye-Stillwater Integrated Report 2020 131 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

COMPOSITION AND OPERATION OF THE REMUNERATION COMMITTEE • There were no changes to the committee’s membership during the year • The committee members comprise Tim Cumming (Chairman), Savannah Danson, Harry Kenyon-Slaney, Vincent Maphai, Nkosemntu Nika and Keith Rayner • All members are independent non-executive directors • The committee meets formally at least four times a year (and met four times during 2020) as well as reviews and agrees numerous resolutions between meetings via Round Robin with subsequent recordal of the Round Robin decisions at the next committee meeting • All meetings were quorate and attendance by committee members is recorded in the governance section of the Integrated Report (see page 118) • In addition to committee members, the CEO, the Executive Vice President (EVP): Organisational Growth (who has accountability for Group leadership development and growth) and the Senior Vice President (SVP): Corporate Strategy (who supports the alignment of incentive remuneration with delivery of the Group’s strategic priorities and outcomes) typically attend our meetings, with the Company Secretary performing committee administration • None of the executive management who typically attend meetings, all of whom provide material assistance to the committee, do so as of right and are specifically recused when their own remuneration is being discussed • Independent consultants include Martin Hopkins (Head of Reward Advisory Services at Bowmans) and remuneration specialists from PwC who attend meetings to provide expert advice • We agree an annual work plan that guides our agendas and areas of focus for our four meetings over the year REMUNERATION PHILOSOPHY VS REMUNERATION POLICY Sibanye-Stillwater’s remuneration philosophy aims to underpin the development of the strategic ambitions of the Group while reinforcing the desired corporate culture on a consistent basis with our CARES values. As a priority, it supports the attraction and retention of talent needed by the Group and promotes heightened levels of employee engagement. It also aims to reward employees fairly and appropriately across the organisation. We aim to be regarded as an organisation that encourages, recognises and rewards high performance and delivery on our strategic focus areas – see page 19. We strive to ensure fairness across all remuneration decisions and offer employees a rewarding work environment where they can develop their careers and earn a good living. We seek at all times to make sure that our remuneration policies allow us to attract, develop, retain and motivate talented and skilled people, particularly at senior and top management levels, taking into account our global footprint. We want our systems to encourage value accretion, to reward opportunities harnessed and to recognise continuous improvement while at the same time enjoying an appropriate work-life balance. Finally, we benchmark our remuneration structures annually against relevant peer groups to ensure reasonable external parity and competitive remuneration potential in the context of the global market for talent. In addition, employees’ remuneration levels and remuneration potential are compared internally to ensure appropriate parity or differentiation. We value the insights that benchmarking provides, which we recognise offers important data points to remain competitive and ensure fairness in our overall remuneration structure. Sibanye-Stillwater’s remuneration philosophy is founded upon the simple recognition that various forms of capital are engaged in driving the performance of the business over time and that each seeks a fair return. Shareholders and creditors (financial stakeholders) have provided the financial capital which, along with the retained income from internal capital generation, is applied in acquiring and developing resources/reserves (mining assets), physical assets (plant and equipment) and the human capital (the employees, including executives). In addition, the countries and the communities in which the mines operate should also be seen as seeking a return on their provided capital – which is afforded to them through mining royalties, incomes taxes, employee taxes, property rates and other levies and expenses paid by the Group. However, although some mining assets are clearly superior to others (in terms of the potential for extraction of value), the success of a mining business very much depends on the skills and application of its employees to deliver financial value. Furthermore, in order to drive and motivate exceptional performance, the financial stakeholders believe in the principle of sharing gains achieved on a basis that is fair and competitive. The consideration of fair and responsible pay is an inherent component of Sibanye-Stillwater’s remuneration philosophy, particularly in light of the demographic and different kinds of employees within the different jurisdictions in which the Group operate. In applying Sibanye-Stillwater’s remuneration philosophy and principles to our recommendation on its incentives, we are cognisant that there is no “one size fits all” approach and that the expected result must be contextualised to ensure that appropriate value is derived for both executives and financial stakeholders. REMUNERATION REPORT CONTINUED Sibanye-Stillwater Integrated Report 2020 132 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Flexibility External competitiveness Transparency Internal comparability Recognition To support a diverse and multi-regional organisation to accommodate differences and changes in job requirements, labour market practices and economies. To provide executives and staff with clarity on their roles and performance expectations and ensure that they understand how the remuneration practices and structures apply to them. To ensure the Group adopts appropriate pay levels and structures for comparable jobs within relevant labour markets. To provide remuneration guidelines that ensure similar jobs are paid equitably across the Group within relevant labour markets. To reward performance through appropriate base pay progression, STIs (bonuses) and, where applicable, LTIs. Extraordinary performance and contributions are rewarded at a level that signifies the value of the employee to the organisation and encourages retention and further commitment. The key guiding principles that underpin our remuneration philosophy and which provide the framework for the design of our remuneration policies and practices, are: GUIDING PRINCIPLES INFORM OUR REMUNERATION POLICY FAIR AND RESPONSIBLE REMUNERATION We remain committed to remuneration fairness across all levels of the organisation. Fairness in remuneration is a complex matter which must be considered from the perspectives of different stakeholders – employees, shareholders and the broader community in which we operate. Different groups often hold conflicting opinions on what constitutes fairness and we welcome feedback as we continually seek to balance these differences and strive to carry out our responsibilities as directors towards the interests of the Group. The two key criteria in considering what is fair are external parity and internal parity. By this we mean that all employee remuneration arrangements should be determined and reviewed for fairness with reference to how their actual and potential rewards from remuneration stack up relative to these two criteria: • External parity: How does remuneration compare relative to other people who undertake a similar role, have similar levels of skill, experience and responsibility in other similar or comparable organisations within the same country or region? • Internal parity: How does remuneration compare relative to other people who are also working at Sibanye-Stillwater, in the same or similar roles in terms of their respective levels of work, skills, experience and responsibilities? Accordingly, through application of appropriate policy, we seek to ensure that we are fair and equitable in this regard with no discrimination that could be attributed to differences in race, gender or any other personal factor that has no bearing on the person’s ability to perform acceptably on the job. Sibanye-Stillwater is committed to annually assessing its Gini coefficient (initiated two years ago), as well as analysing pay discrepancies and delving into the reasons for any discrepancies identified. We also determine our Palma ratio and monitor our internal pay gap. As in previous years, this exercise will include monitoring pay at the operator level (lowest level of pay) and the total rewards offering to all employees to determine how to improve their overall well-being. We also recognise the need to address the challenges of unreasonable income inequality (that is the difference between remuneration earned by employees at the top of the organisation as compared to those lower down in the organisation) while still remaining competitive and retaining the ability to attract the talent necessary to provide the required levels of technical skills and professional management and leadership. To that end, we are mindful of paying attention to the respective increases in remuneration between these levels over time. Part 3 of this report sets out the Palma ratio and Gini coefficient analysis undertaken this year. Sibanye-Stillwater Integrated Report 2020 133 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

REMUNERATION PRACTICES AND BENCHMARKING Sibanye-Stillwater integrates its remuneration policies and practices with employee and organisational learning and development strategies to align employee focus to the purpose and goals of the Group. It does this through ensuring that people are given meaningful and value-adding work, that they understand how their work contributes to the performance of the business, that they are incentivised appropriately at all times and that retention plans are in place where market forces dictate. Engaged employees who identify with the culture of the business will contribute positively through application of discretionary efforts towards sustained safe performance, which is a cornerstone of our vision. The Group takes care to design and implement remuneration structures which incorporate realistic performance targets with a clear line of sight to long-term sustainable value creation and that enable earnings deferral for the senior leadership group as necessary. Superior value for our stakeholders is created through the attainment of both short- and long-term operational, financial and sustainability goals and variable pay plans are specifically designed to try and avoid one being favoured over the other. Our remuneration practices prioritise the sustainability of the business, career path development of leaders and the management of emerging talent. Benchmarking approach The Group has evolved markedly in recent years as a consequence of the various acquisitions made and this has caused the organisation to alter the way in which it benchmarks its remuneration practices. We aim to ensure that any comparisons made are to companies of comparable size and scale using broadly comparable remuneration practices and levels of pay across the various components of total pay. Our approach also takes into account that Sibanye-Stillwater has evolved into a multi-national business and that the relevant ‘market’ includes companies from USA, South Africa, Canada, and Australia. The benchmarking process compares key financial and operating metrics to those of a mix of local and international comparator companies that all operate sustainable, reasonably comparable portfolios and cover both guaranteed and variable components of the total reward structure. RECOGNITION OF PERFORMANCE Sibanye-Stillwater’s pay mix Sibanye-Stillwater aims to be slightly more geared to ‘pay for performance’ than the market practice by providing for more exposure on its STI, deferred STI and LTI components with TGP pitched slightly lower while remaining competitive enough and not too distinct from market norms. While market practice is used as a reference point, due consideration is given to jurisdictional and market differences insofar as they pertain to Sibanye-Stillwater. The Sibanye-Stillwater pay mix design aims to reward management behaviours in support of outcomes that will deliver sustainable stakeholder value. This comprises a progressive increase in incentive pay with greater weighting towards LTI at the more senior roles. This is reflective of the expected timescale and impact of roles discharged by incumbents at the respective levels. A geared approach weighted towards incentive remuneration affords employees the opportunity to earn their variable remuneration where they can make the more significant contribution aligned with timescale and scope of impact of the role. Consequently the variable pay of the CEO and CxO roles (currently CFO, COO and CTO) has a greater weighting towards the LTI (shareholder value delivery scorecard) with support and operational EVPs having a more balanced approach between LTI and STI, and SVP and VP roles having a greater weighting towards the STI component of remuneration. ENSURING THE LINK BETWEEN STRATEGY AND REMUNERATION Sibanye-Stillwater continues to evolve significantly, and we regularly assess whether the scorecards utilised to determine remuneration outcomes remain fully aligned with the Group’s goals and objectives. We take care to ensure that they resonate meaningfully with our employees and that they are aligned with a reasonable set of achievable though stretching personal and business expectations. Values-based decision-making is at the core of our culture and we want our incentive systems to actively support its uptake and the associated change in leadership behaviour which is required. We regularly test our incentive measures to ensure that they are supportive of the growth and sustainability of our business, with costs and safety remaining central to this. As part of this assessment we not only consider ‘what’ we measure but ‘how’ we measure to ensure that there is always a strong link between pay and performance. Corporate strategy development and its interface with operational planning are covered with greater definition in Our strategy and strategic delivery, page 19 and Managing our risks and opportunities within the external operating environment, page 26. REMUNERATION REPORT CONTINUED Sibanye-Stillwater Integrated Report 2020 134 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Performance-based remuneration Sibanye-Stillwater uses three scorecards to determine the success of the organisation (collectively) or the Executives (individually) in delivering on the corporation’s strategy and ultimately the extent of remuneration paid to each Executive. The first two scorecards relate to measuring short-term performance and evaluate delivery on our strategic focus areas. These focus areas, which are outlined in more detail in the Strategy section of the Integrated report, are necessary and sufficient for the corporation’s strategic growth. Meaningful progress in these areas is central to our ability to deliver superior value to all stakeholders in the longer term in line with the superordinate goals for our business. The operational delivery scorecard covers attainment of objectives in the safe production and operational excellence focus area. Sustained safe performance from operations generates the financial resources and operational credibility that support the required progress on the remaining five strategic focus areas. The personal performance scorecards reflect the executive’s delivery on the other five strategic focus areas, which involve more specific contributions being delivered from each executive portfolio. Optimising capital allocation Focusing on safe production and operational excellence Building a values-based culture Pursuing value-accretive growth based on a strengthened equity rating Prospering in South Africa’s investment climate Embedding ESG excellence as the way we do business Economic value CARES Clean water/ air/ land Total returns Socio- economic stability Upliftment aout our ENVIRONMENT SHAREHOLDERS Safety, health and wellness Costs Quality Volume GOVERNMENT Fair market access COMPANY Assured product Membership COMMUNITIES CUSTOMERS SUPPLIERS ORGANISED LABOUR Better lives EMPLOYEES The third scorecard focuses on delivery of superior value to shareholders over time as a key determinant of LTI outcomes for executives including lagging and leading indicators. The shareholder value delivery scorecard has been upgraded for the 2021 cycle through the incorporation of an ESG element. This reflects the importance of social or non-financial sustainability in addition to financial sustainability of the business as a leading indicator for superior shareholder value delivery. Sibanye-Stillwater Integrated Report 2020 135 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

REMUNERATION REPORT CONTINUED Three scorecards are used to determine the overall success of the organisation and the performance of the individual executive and it is these scorecards which determine the remuneration paid to each executive. The first two scorecards relate to measuring short-term performance and the third focuses on delivery of superior value to shareholders over time and is a key determinant of LTI outcomes for executives. Covers the four key operational result areas for the Group as a whole – safety, cost, production and orebody developed state. These are described in more detail below. Contains a mix of key result areas that are deemed appropriate to judge the extent to which a particular executive has performed as a manager and leader within their specific area and range of responsibilities. Assesses the delivery of sustainable value to shareholders over a rolling three-year period according to performance conditions that determine the proportion of LTI awards that participants receive. The scorecard reflects the key leading indicators of shareholder value delivery which are the social legitimacy to operate represented by the Group’s ESG performance and financial legitimacy to operate represented by the corporation’s capital efficiency complemented by shareholder returns achieved as a lagging indicator. 3 Shareholder value delivery scorecard 2 Personal performance scorecard 1 Operational delivery scorecard The overall STI and LTI remuneration for each executive is then determined by the performance achieved against each of these scorecards which, in turn, is directly linked to the strategic objectives of the business. CHANGES TO THE REMUNERATION POLICY As discussed on page 119, a holistic review of Sibanye-Stillwater’s variable pay structures was undertaken over the 2020 financial year and the changes are summarised below: • Revised pay mix – to suitably reflect the timescale and the impact of roles as well as to place slightly more emphasis on variable pay while keeping base pay competitive and in line with market norms • Revising and recalibrating the LTI performance metrics – by incorporating an ESG element as a third factor in assessing LTI vesting levels as well as reconfiguring the TSR and ROCE ‘returns’ measures • Amending the LTI allocation methodology linked to the personal performance ratings • Altering the treatment of retiring employees to enable such employees to continue participating in the LTI plan post-retirement up until the normal vesting period limits Sibanye-Stillwater Integrated Report 2020 136 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

REMUNERATION ELEMENTS Sibanye-Stillwater’s remuneration structure includes the following elements: Description Alignment with remuneration philosophy Total Guaranteed Pay (TGP) Base salary and allowances including provision for medical and retirement contributions. With reference to the relevant market median guaranteed pay benchmark taken from remuneration surveys. This provides the foundational element of the remuneration mix. Short-term incentives (STI) Annual incentive based on a combination of operational delivery and execution of approved business strategies (split between cash and a deferred portion for senior employees). Performance-based reward providing immediate recognition for superior performance over the prior year. A deferred performance-based reward (for retention purposes) and incorporating a limited alignment with delivery of value to shareholders through medium- term exposure to share price movement. Long-term incentives (LTI) Share based award linked to recent personal performance, with the value on vesting being determined through leading and lagging indicators of shareholder value delivery. Motivation and retention with a strong performance component rewarding sustained delivery by the Company of superior shareholder value over the longer term. All remuneration elements, including those that are share-based are cash-settled as from the 2020 remuneration cycle. Only those awards made prior to 2020 that are still unvested as itemised in the implementation section of this report will be equity-settled. Exposure to in progress share-based awards provides substantial exposure to movement in the Sibanye-Stillwater equity value that is augmented by share price related performance conditions. In addition, the personal holdings that many of our executives and senior managers elect to hold in the company by investing the cash remuneration received through open market dealings reflects their confidence in the company’s future as a sound investment. COMPOSITION OF TOTAL REMUNERATION PACKAGE – EXECUTIVE DIRECTORS AND SENIOR EXECUTIVES The three performance levels illustrated are based on the three performance pillars within Sibanye-Stillwater, namely the personal performance scorecard, the operational delivery scorecard and the shareholder value delivery scorecard. The personal performance and operational delivery scorecard outcomes influence the STI that falls due, including the deferred share-based component, while the personal performance and the shareholder value delivery scorecard outcomes influence the share-based LTI. The impact of share price appreciation is not taken into account in the analysis presented. Threshold represents the scenario where the threshold performance has not been met on any of the above mentioned performance pillars with the result that only TGP is paid. ‘On-target’ represents on-target achievement on the operational delivery scorecard, a standard performance rating of 3 on the personal performance scorecard (i.e. good performer) and an expected level of performance equating to a 100% outcome on the performance conditions on the shareholder value delivery scorecard, which means that the full fair value awarded vests. Given the personal performance scorecard achievement of 3, the value of the performance share units that comprise the long-term incentive award is not adjusted upwards as indicated under Determining allocation quantum on page 143. Maximum represents the maximum incentive pay which can be received, in the unusual and extraordinary event, when stretch performance on all three performance pillars is met. This will result in STI settlement equating to 200% of the on-target STI. The performance share unit profile is adjusted for stretch personal performance at allocation (i.e. 5 rating on personal performance scorecard being regarded as a ‘top performer’) which results in an additional quantum equivalent to the on-target being allocated (i.e. performance factor of 200% of the ‘good performer’ allocation). Further to the personal performance enhancement outlined above an additional vesting quantum is also earned as a consequence of full delivery on the shareholder value delivery scorecard which adjusts the 100% performance condition outcome for on-target performance to a super stretch performance condition outcome of 250%. In the maximum performance level, for the LTI component, distinction is made between the top-up allocation made for exceptional personal performance in the year preceding the allocation (i.e. retrospective performance), and the stretch outcomes for the prospective performance conditions applied (i.e. the shareholder value delivery scorecard consisting of rTSR, ROIC and ESG). We have illustrated the above scenarios both on a Rand, US Dollar or British Pound basis where applicable as well as a representative percentage of overall pay, based on the policy pay mix. Since the transition in pay mix from the previous policy will take place over more than one remuneration cycle, Sibanye-Stillwater will not fully attain the targeted policy pay mix in the 2021 remuneration cycle. Sibanye-Stillwater Integrated Report 2020 137 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Range of performance-related pay by executive REMUNERATION REPORT CONTINUED CEO (Rm) Maximum Threshold TGP STI (cash bonus component) STI (deferred share-based component) LTI (ordinary stretch) LTI (max vesting) 0 On-target 25 50 75 100 125 CEO (%) Maximum Threshold 02 04 06 08 0 100 100 28 24 16 32 18 10 12 30 30 On-target CFO (%) Maximum Threshold 02 04 06 08 0 100 100 32 24 16 29 19 13 13 28 28 On-target CXO (Average of COO and CTO role) (%) Maximum Threshold 02 04 06 08 0 100 100 32 24 16 29 19 13 13 28 28 On-target SA EVP (%) Maximum Threshold 02 04 06 08 0 100 100 37 24 16 24 20 16 14 25 25 On-target US EVP (%) Maximum Threshold 02 04 06 08 0 100 100 37 24 16 24 20 16 14 25 25 On-target UK EVP (%) Maximum Threshold 02 04 06 08 0 100 100 37 24 16 24 20 16 14 25 25 On-target CFO (Rm) Maximum Threshold On-target 02 04 06 08 0 Maximum Threshold CXO (Average of COO and CTO role) (Rm) On-target 01 02 03 04 05 0 Maximum Threshold SA EVP (Rm) On-target 01 02 03 0 Maximum Threshold US EVP (US$m) On-target 0 1234 Maximum Threshold UK EVP (£m) On-target 0123 Sibanye-Stillwater Integrated Report 2020 138 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

TOTAL GUARANTEED PAY (TGP) TGP levels are reviewed against market benchmarks every 24 months to ensure market competitiveness, save when required by Sibanye- Stillwater’s business circumstances and strategic objectives. The benchmark used, in the first instance, for determining TGP by job level and discipline, is a market median level obtained through independent remuneration survey databases for peer mining companies with differentiation by territory. While the median is the first point of reference as a benchmark, when making comparisons and pay level determinations, other factors such as length of time in the role, and the extent to which the executive is more than, or less than, fulfilling all aspects commensurate with the role are taken into account. At the time of assessment, an executive’s actual remuneration may well be above or below the median level and may remain above or below the median for good reasons such as those mentioned above. For consistency in application, the Group makes use of relevant comparator companies as a peer group and the related survey data supplied by Mercer and Hay for the US PGM operations and PwC for the SA operations, backed by independent advice and support from external consultants. In addition, further verification was obtained by collecting comparable data from competitor company proxy statements to verify ‘pay for performance’ relativity for the executives. This practice of benchmarking by using peer group data to ensure pay parity and internal alignment with our remuneration principles is used extensively for levels below the executive. For the purposes of executive director benchmarking, a global comparator group of comparable companies was determined, bearing in mind location and type of operations, size of group (employees, turnover, assets, earnings before interest and tax (EBIT), market capitalisation) and the various exchanges on which they are listed, among others. For any non-SA comparators, a cost of living adjustment (COLA) was applied to the relevant foreign currency remuneration levels (i.e. to adjust the foreign currency denominated fees to be comparable with the cost of living for SA residents). Reversing the process provides benchmark remuneration figures for staff employed in other jurisdictions. The agreed comparator group used for the latest benchmarking conducted in 2019 that remains valid to current circumstances is set out below: Anglo American Platinum Ltd AngloGold Ashanti Ltd Barrick Gold Corporation Fresnillo Plc Gold Fields Ltd Impala Platinum Holdings Ltd Kinross Gold Corporation Kumba Iron Ore Ltd Newcrest Mining Ltd Newmont Goldcorp Corporation South32 Limited Turquoise Hill Resources Ltd Yamana Gold Inc Sibanye-Stillwater Integrated Report 2020 139 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

CALCULATION OF SHORT-TERM INCENTIVE (STI) PAYMENT OF SHORT-TERM INCENTIVE For vice presidents and above: Guaranteed remuneration (R) On-target STI incentive by job grade (%) STI performance 1 (0-200%) STI (R) paid in cash 100% paid as deferred share-based award 2 1 STI performance = operational delivery scorecard (%) + personal performance scorecard (%) 60% 40% 2 settled in two tranches at nine months and eighteen months after payment of cash STI PERFORMANCE-BASED INCENTIVE PLANS Short-term incentives (STI) While the STI component of the incentive plan rewards those elements of performance that are mostly within the control and line-of- sight of employees, the LTI is conditional on the achievement of longer-term financial hurdles that are aligned with shareholder value creation. We have set out below a graphical illustration of how the STI is calculated and settled. REMUNERATION REPORT CONTINUED STIs focus on and incentivise management to achieve safe, sustainable, and cost-effective delivery from operations and to achieve proper progress in executing the Board-approved Group strategic goals. These incentives are awarded following the assessment of the operational delivery by the area of the business influenced by the participant against agreed targets (operational performance) as well as the personal performance goals achieved during the year under review (personal performance). For 2021, weightings between the operational performance and personal performance elements will differ according to both the geographic location of the employee and their seniority in the business as follows: Deployment Operational performance (%) Personal performance (%) South Africa: those with direct line responsibility for management of production operations 80 20 Operating segment management, services functions and all US management 70 *30 Group executives and corporate office 70 30 * There is a split between personal and service area delivery performance for SA services employees, half of personal performance is accounted for by performance in the service area in which they work. Sibanye-Stillwater Integrated Report 2020 140 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Operational delivery performance As discussed earlier, operational delivery performance is determined through a scorecard using safety, production, cost and orebody developed state as the KPIs. This achieves a balance between achieving safe production delivery in the current performance cycle and preparing the orebody for effective safe production in forthcoming cycles. Given the scale and strategic impact of the various operating segments on overall Group performance in terms of planned revenue and nett asset value, a greater weighting has been assigned to the SA PGM and US PGM operations, with SA gold operations contributing 20% to the Group outcome. The framework of KPIs and measures for the 2021 operational delivery scorecard is as follows: KPI Weight (%) Parameter Sub- weight (100%) SA gold operations (20% contribution to Group) Safety 30 Total Recordable Injury Frequency Rate 100 Production 30 Gold produced 100 Cost 20 Underground operating cost (R/underground tonne milled) 50 Total operating cost (R/kg produced) 50 Orebody developed state 20 Primary on reef development 50 Primary off reef development 50 SA PGM operations (40% contribution to Group) Safety 30 Total Recordable Injury Frequency Rate 100 Production 30 4E PGM produced 100 Cost 20 Underground operating cost (R/underground reef tonne hoisted) 50 Total operating cost (R/4E oz produced) 50 Orebody developed state 20 Primary on reef development 50 Primary off reef development 50 US PGM operations (40% contribution to Group) Safety 30 Total Recordable Injury Frequency Rate 100 Production 25 2E PGM produced ('000 oz) 70 Recycling throughput 30 Cost 20 Underground operating cost (US$/underground reef ton milled) 40 Total operating cost (US$/ mined oz produced) 40 Recycling EBITDA 20 Orebody developed state 25 Primary development advance 15 Secondary development advance 15 Blitz project primary development advance 35 Blitz project secondary development advance 35 Targets in the forthcoming year’s approved business plans are used to set the operational delivery targets applicable for the STI calculations. The Board pursues an intensive process to prepare business plan commitments that are a fair statement of what Sibanye- Stillwater’s orebodies are capable of delivering. In determining the targets, consideration is given to performance that is realistically achievable given the levels of operational risk that would normally be experienced while allowing for an element of continuous improvement in safe production effectiveness from the organisation’s performance over the past few years. The on-target level of operational delivery is therefore set on a basis that, with diligent and assiduous management, the expected performance will be exceeded on a monthly basis on as many occasions as there is a shortfall. This provides management with reasonable expectations of earning incentives in accordance with the target remuneration mix in respect of solid operations management. The typical historical monthly variability in operational delivery is used to determine a suitable performance range spanning from the threshold to maximum performance levels for the year. Maximum performance reflects exemplary management of operational risks to substantially below the historical exposure. It represents the performance that can be achieved through an exceptional management effort that results in monthly operating results consistently and substantially closing the gap to full potential delivery. While a symmetrical performance range is to be preferred, history reflects that, due to the disruptive impact of risk events, performance shortfalls that result when risks eventuate tend to be more substantial than the outperformance when risk is exceptionally well controlled. The threshold is therefore typically positioned further from the on-target performance level than the maximum. Sibanye-Stillwater Integrated Report 2020 141 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

At the start of each performance cycle and based on these principles, the Remuneration Committee approves the KPIs, target performance levels and ranges that will be used to determine the quality of the Group’s operational delivery. Overall Group operational delivery is a weighted aggregate of the performance of the major operating areas of the business. The threshold and stretch targets are set with threshold performance resulting in a 0% rating for each measure, and a maximum performance outcome resulting in a 200% rating for each measure. Criteria to determine and adjust performance targets The Remuneration Committee has the discretion to adjust targets during the course of the year where significant anomalous and unforeseeable events occur which are outside the control of management, or where there are conscious value-adding (or loss-saving) operational departures from the Board-approved plan and where these events cause material deviations from the approved targets. Examples of such events may be force majeure such as unavailability of the national utilities that are necessary for the safe conduct of operations or extreme weather events. Personal performance The Remuneration Committee and the Audit Committee also approve, respectively, the individual scorecards of the CEO and the CFO that reflect strategic business imperatives for the Group. In turn, the CEO develops specific individual objectives, aligned with the organisation’s strategic objectives, with those who report directly to him at the beginning of each year. On conclusion of each cycle, the Remuneration Committee reviews the performance determinations of the executive directors and the rest of the Group Exco as the basis of approving STI payments and LTI awards. The personal performance scorecards are structured around the strategic focus areas that are defined as the critical areas for attention to improve the strategic positioning of the Group as discussed in the strategy, risks and opportunities section of the Integrated Report on pages 19 to 59. The Group uses a rating scale of 1 – 5 where an on-target outcome would be rated 3 resulting in a 100% rating for the performance component, with the highest rating of 5 resulting in a 200% rating for this component. If the personal performance evaluation of any executive falls below 2.5 then no STI (cash or deferred share price linked incentive) will be awarded. Maximum STI achievable If stretch targets are achieved or exceeded on both operational and personal performance scorecards, the maximum incentive is set at double the on-target bonus level. Deferral of a portion of STI into share price-based remuneration All employees who are at VP level or above have 40% of their overall STI settled in two equal tranches incorporating share price appreciation over the deferral period at nine months and eighteen months after the award date. The deferred portion of the incentive is forfeited in the event of resignation or termination for cause, with a pro-rata pay out applicable in the case of no-fault terminations, except in the case of retirement at normal retirement age where the awards will run to the scheduled date for vesting. REMUNERATION REPORT CONTINUED Sibanye-Stillwater Integrated Report 2020 142 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Long-term incentives (LTI) Determining allocation quantum Annual LTI awards are made under the current Sibanye-Stillwater senior management incentive plan to VP level and above. The value of the award is a function of the annual TGP by a factor related to the executive or management job grade (on-target percentage) and further multiplied by a factor related to their assessed personal performance for the relevant period preceding the award. The performance factor applied in this latter case is determined by reference to the figure and table below. As the on-allocation modifier applies, a revised approach has been adopted for awards to be made in 2021 to eliminate the previous step interval approach that did not provide for linear interpolation between performance levels. Personal performance rating Value as a % of value for on-target performance 1.0 – 2.5 0 2.6 – 2.9 20-80 3.0 – 3.5 100-150 3.6 – 4.1 157-193 4.2 – 5.0 200 The awards vest on the third anniversary of the award date dependent on the extent to which the performance conditions have been met. The award is forfeited in the event of resignation of an executive or termination for cause. In the case of no-fault terminations, a pro-rata pay out will be applicable, except in the case of retirement at normal retirement age where the awards will run to the scheduled date for vesting. Performance conditions for vesting The proportion of the LTI awards that vests after the three-year period depends on the extent to which Sibanye-Stillwater has performed relative to performance criteria over the applicable performance period. As part of the incentive redesign process undertaken, a detailed process was performed to align the performance conditions with the refreshed strategy of Sibanye-Stillwater, with a strong focus on effective capital allocation and simplicity. Since the March 2016 award cycle when the previous adjustment to the performance conditions was adopted, there were two performance conditions to assess namely, TSR and ROCE weighted 70% and 30% respectively. Following the review, the Remuneration Committee has now approved the use of three performance conditions going forward, being relative TSR, ROIC and ESG weighted 50%; 30% and 20% respectively. These weightings are applicable for the 2021 award cycle but may be adjusted for future award cycles as required to optimise strategic alignment. On award multiple (%) % 0 50 100 150 200 22 .5 33 .5 44 .5 Personal performance rating Sibanye-Stillwater Integrated Report 2020 143 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Social legitimacy to operate Financial legitimacy to operate Superior shareholder value delivery ESG deduction in respect of major ESG shortcomings (20% downward adjustment) ESG leading indicator 20% ROIC leading indicator 30% Relative TSR lagging indicator 50% REMUNERATION REPORT CONTINUED Relative TSR constitutes the greatest weighting and represents a ‘lagging indicator of value delivery’ and market sentiment, with ROIC and ESG collectively providing a counterbalance, representing a set of factors that can be considered as ‘leading indicators’ of market performance. The selection of ROIC enables a more agile and simplistic approach in measuring performance, relative to Sibanye-Stillwater’s capital allocation strategy, as it focuses on sweating assets with a dual purpose to generate cash and quality earnings to enable the funding of acquisitions, growth capital expenditure, and ESG projects which ensures the overall sustainability of the Company. It was also considered that, since the Sibanye-Stillwater share based awards are cash-settled, in addition to the share price appreciation inherent to the settlement value of the LTI awards, a higher weighting for rTSR would be appropriate to ensure strong focus on shareholder returns through share price growth and dividends. Despite the inclusion of a standalone ESG measure, the Remuneration Committee retains the discretion to reduce the amount that would otherwise have vested by up to 20% in the event of any serious poor performance relating to the Group’s ESG track record. Accordingly, the proportion of the award that will vest at the end of each award cycle ranges from 0% to 250% of the initial award amount based on the relevant performance levels of Threshold, Target, Stretch and Super stretch. The detail and further rationale for each performance condition appear below. Relative TSR – 50% contribution to the performance condition One of the aspects raised during the incentive redesign process related to the appropriateness of the current rTSR comparator group in light of the disadvantages of having a comparator group consisting of only “pure-play” companies while the Group mines both gold and PGMs. In order to overcome this, and better reflect Sibanye-Stillwater’s commodity exposure, it was decided that for future LTI awards, TSR will be assessed using a market-cap weighted rTSR and to determine this with a two-year trailing performance period and a three-year prospective performance period, resulting in a five-year window for assessing this performance condition. The trailing performance period will be phased in to ensure that the awards are not based on performance periods which are already partly underway. The weighted reference TSR will be constructed from two comparator groups, being a PGM comparator group and gold comparator group as reflected on the table on the next page, with performance being measured over a three-year prospective period. Each constituent’s associated contribution to the reference TSR will be determined with reference to market cap of the constituent company at award date relative to the cumulative market cap of all constituents in the respective platinum and gold peer group. Sibanye-Stillwater Integrated Report 2020 144 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

PGMs Gold Anglo American Platinum AngloGold Ashanti Impala Platinum Gold Fields Northam Platinum Harmony Gold Fresnillo Kinross Gold Corporation Sibanye-Stillwater’s rTSR performance over the performance period will be evaluated against the reference TSR on the following four levels: • Threshold: performance at reference TSR or below – resulting in 0% vesting • Target: performance at reference TSR (measured as a CAGR) + 4% – resulting in 100% vesting • Stretch: performance at reference TSR (measured as a CAGR) + 8% – resulting in 200% vesting • Super stretch: performance at reference TSR (measured as a CAGR) + 10% – resulting in 250% vesting Where the rTSR outcome is determined to lie between these levels, the percentage vesting will be determined on a linear proportional basis. rTSR performance condition outcome (%) % Reference TSR outperformance -2 04 26 81 2 10 0 50 100 150 200 250 Sibanye-Stillwater Integrated Report 2020 145 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

ROIC– 30% contribution to the performance condition In considering the performance conditions for future allocations and Sibanye-Stillwater’s strategic focus areas, it was determined that the financial returns measure be reconfigured from the previously used ROCE as described in the previous year’s remuneration report to a more agile and relatively simple capital allocation performance measure. Taking into account the limited agility and associated complexity inherent to other returns measures, it was determined that ROIC be adopted. Return is represented by Net Operating Profit After Tax (NOPAT) using EBIT x (1 - effective tax rate) with Invested Capital quantified as Total Assets - Current Liabilities - Cash. ROIC is a capital efficiency measure which calculates how efficiently a company allocates its controllable capital to profitable investments. It therefore provides an indicator of a company’s quality of earnings with reference to the risk categorisation of the company’s underlying asset portfolio. This places a significant focus on management’s ability to sweat the operational assets and also take accountability for the outcome of investment decisions made through its investment assets. The same approach for the performance period will be used as for TSR (2-year trailing period and 3-year prospective performance period), with performance being evaluated on the following levels: • Threshold: performance below or equal to 5 to 10-year SARB long bond rate + 2% – resulting in 0% vesting • Target: performance below or equal to 5 to 10-year SARB long bond rate + 4% – resulting 100% vesting • Stretch: performance below or equal to 5 to 10-year SARB long bond rate + 6% – resulting in 200% vesting • Super stretch: performance below or equal to 5 to 10-year SARB long bond rate + 7% – resulting in 250% vesting Where the ROIC outcome is determined to lie between these levels, the percentage vesting will be determined on a linear proportional basis REMUNERATION REPORT CONTINUED ESG Scorecard – 20% contribution to the performance condition To support the introduction of ESG into the performance evaluation for LTI purposes, the initial scorecard for the first year addresses a limited range of priority issues being addressed through the Group’s ESG strategy that is overseen by the Social, Ethics and Sustainability Committee (refer to the Embedding ESG excellence section, page 64). Scorecards for subsequent years will progressively embrace a broader span of ESG issues with an expectation of achieving comprehensive coverage by year 3. The ESG element of the performance condition will be determined as the average of the annual scorecard outcomes over the three years in the performance period, with a trailing two-year provision to be phased in on the same basis as for the rTSR and ROIC elements. Development of an ESG scorecard on an annual basis in the context of long-term objectives provides the required flexibility for new ESG priorities to be incorporated as global ESG standards develop and normalise or as specific issues become more or less topical. This will allow the Group to maximise relevance to issues of concern to stakeholders. The approach also provides scope for the evaluation protocol to evolve in line with progress as the ESG maturity of our operations develops. The scorecard for 2021 that has been developed and calibrated in consultation with the Social, Ethics and Sustainability Committee is presented on the next page. It comprises 15 indicators with objectively measurable outcomes organised under 10 strategic thrusts that will be equally weighted under the three major dimensions of ESG. ROIC performance condition outcome (%) % Outperformance of SA 5 to 10-year long bond yield as reported by SARB 04 26 81 0 0 50 100 150 200 250 Sibanye-Stillwater Integrated Report 2020 146 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Environmental MINIMUM SHAREHOLDING REQUIREMENT POLICY In order to encourage leadership of the Group to take on further personal exposure to the Sibanye-Stillwater share price, thereby increasing the extent of alignment with shareholder interests, the Remuneration Committee initially contemplated the introduction of a Minimum Shareholding Requirement (MSR) policy for implementation with effect from March 2019. However, at the time, the basis for matching share awards still needed to be determined as well as clarification of the performance conditions that would be applied to them. Following the decision to switch from equity-settled to cash-settled LTI share awards, this also added a further layer of complexity to the way in which executives would build up their Minimum Shareholdings in terms of an MSR policy. Given all the other areas requiring attention and review in 2020, particularly in respect of the revision of the performance conditions applicable to the LTI, the Remuneration Committee did not attend to this aspect of policy but will address it further in 2021. NON-EXECUTIVE DIRECTOR FEES In terms of Sibanye-Stillwater’s Memorandum of Incorporation, fees for the services of non-executive directors are determined by the Group’s shareholders at AGMs under the oversight of the Remuneration Committee as from the previous cycle. The appropriate level of fees and increases thereon are determined through benchmarking exercises in a similar manner to assessing executive remuneration. Accordingly, the relevant fees for Board and committee membership are reviewed with comparable governance responsibilities for companies with characteristics in terms of operational size, complexity, regional spread and listing locations similar to Sibanye-Stillwater. Given the growth and transformation of Sibanye-Stillwater into a multinational precious metals mining group listed on both the JSE and the NYSE, a detailed benchmarking analysis was performed in 2019 and a further review was undertaken in 2020. More detail on the approach can be found in last year’s report, available at https://www.sibanyestillwater.com/news-investors/reports/annual/2019/. During the year it was determined that an Investment Committee should be constituted to provide assistance on developing Sibanye- Stillwater’s investment objectives and policies on investments and capital allocations. This committee was initiated with effect from February 2021 and the Remuneration Committee was asked to consider and determine an appropriate fee basis for the Investment Committee members. Carbon and Climate Land management and closure Water conservation and demand management Energy and fuel efficiency Concurrent rehabilitation Tailings management Water intensity Human rights Safety and wellness Community partnerships Transformation Absence of infringements Health care strategy Good Neighbor Agreement Community development Diversity and inclusion Ethics Corporate governance Compliance Code of conduct Management policies, systems and disclosure Social (SLP’s) Environmental IT governance, cybersecurity and data privacy Approval framework Social Governance SCOPE OF 2021 ESG SCORECARD (30%) (40%) (30%) Strategic thrust Indicator The evaluation of performance at year-end will also be conducted with the support of the Social, Ethics and Sustainability Committee. Performance will be adjudicated against the objectively specified Threshold, On-target, Stretch and Super Stretch performance levels that have been defined for each indicator on the scorecard. This will yield a 0%, 100%, 200% or 250% outcome on a consistent basis with the rTSR and ROIC elements. ESG ELEMENT OF LTI AWARD PERFORMANCE CONDITION Sibanye-Stillwater Integrated Report 2020 147 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

The employment contracts for the current two executive directors provide that, in the event of the relevant executive director’s employment being terminated solely as a result of a ‘change of control’ as defined below within 12 months of the ‘change of control’, the executive director is entitled to: • for the CEO, payment of an amount equal to two and a half times TGP and for the CFO, payment of an amount equal to twice TGP • payment of an amount equal to the average of the incentive bonuses paid to the executive director during the previous two completed financial years • any other payments and/or benefits due under the contracts • payment of any annual incentive bonus he has earned during the financial year notwithstanding that the financial year is incomplete • an entitlement to awards, in terms of the Sibanye-Stillwater incentive plan, shall accelerate on the date of termination of employment and settle with the full number of shares previously awarded REMUNERATION REPORT CONTINUED A thorough benchmarking analysis was performed in order to determine an appropriate basis for the Investment Committee fees as well as appropriate level of fees. In the first instance, it was determined that, due to the ad hoc nature of this committee, the fee should be set on a ‘per meeting’ basis. The proposed fee scale is set out in Part 3 below and will be included as a Special resolution for shareholder approval at the AGM. We are also requesting that shareholders approve the retroactive application of this fee to the date of the first meeting of the committee in 2021. No fees have been charged or paid out in the meantime. Besides these new fees proposed for the recently constituted Investment Committee, the Remuneration Committee is only recommending a nominal increase of 3.5% on all fees for the coming year (effective 1 June 2021). This is slightly below the inflation rate and lower than the average standard salary increase of the Group’s employees. This will be put to shareholders for consideration and approval at the AGM. No provision is made for travel allowances besides the introduction of a per diem allowance for non-SA resident directors in respect of travel required in connection with Board duties outside their country of residence, as indicated in last year’s report. However, directors may claim for a refund of reasonable expenses if they incur these directly as opposed to having the Company make the travel arrangements on their behalf. These figures are disclosed in the relevant table on fees in Part 3 of this report. In terms of the intention to introduce a per diem allowance in 2020, it was noticed that the proposal for this allowance was not in fact put forward to the shareholders for their approval at the AGM in May 2020. Accordingly, it will be included as a special resolution for shareholder consideration and approval in the upcoming AGM on 25 May 2021. In any event, no per diem amounts have been paid out to any directors to date. EXECUTIVE DIRECTORS’ CONTRACTS OF EMPLOYMENT The employment of an executive director will continue until terminated upon (i) 24 or 12-months’ notice by either party for the CEO and CFO, respectively, or (ii) retirement of the relevant executive director (currently provided for at age 65 in the contract). Sibanye-Stillwater can also terminate an executive director’s employment summarily for any reason recognised by law as justifying summary termination. Except for the two current executive directors, none of the prescribed officers have employment contracts that provide for any compensation for severance because of change of control. The service agreements of the two executive directors contain ‘change of control’ conditions, which are set out for information below. These contracts and conditions will be honoured until they terminate. However, any future appointments of executive directors will be made without provision for any compensation for severance because of ‘change of control’. The employment contracts further provide that payments will also cover any compensation or damages the executive director may have under any applicable employment legislation. ‘Change of control’ in terms of the above is defined as the acquisition by a third party or concerned parties of 30% or more of Sibanye- Stillwater ordinary shares. In the event of the consummation of an acquisition, merger, consolidation, scheme of arrangement or other re-organisation, whether or not there is a change of control, if the executive director’s services are terminated, the ‘change of control’ provisions summarised above also apply. Sibanye-Stillwater Integrated Report 2020 148 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Going forward, we will not include any contractual provisions in any employment contracts or variable pay contracts allowing for accelerated vesting without the testing of performance conditions. NON-BINDING VOTE ON REMUNERATION POLICY The Remuneration Policy, as set out here in Part 2 of this report, will be tabled for a separate non-binding advisory vote at the AGM. PART 3: IMPLEMENTATION REPORT TGP ADJUSTMENTS DURING 2021 Our remuneration practice makes provision for annual salary increments in March of each year. In line with direction received from the Remuneration Committee, annual increases for Group Exco members are to be treated as cost of living adjustments with performance not included as a factor. The projected increase parameters for South Africa are between 4% (2021 CPI projection) and 5% (2021 market forecast), with corresponding figures for the United States between 1.5% and 1.6% and the United Kingdom around 1.5%. CPI increases are proposed across all jurisdictions. Furthermore, as set out in Part 2 of this report, a revised pay mix will apply going forward with transitioning measures put in place to migrate to the new pay mix. The transition to a lower guaranteed remuneration will be managed through suppressed annual increases, over a two-to-three-year period where necessary to avoid nominal reductions in guaranteed pay. Accordingly, as can be seen in the table below, despite the prevailing salary increases per region noted above, only five members of Exco received TGP increases of 0.5% in March 2021 and the remainder, including the two executive directors, received no increase in nominal TGP this year. For employees below the Group Executive Committee, it remains an ongoing imperative and management focus to progressively reduce the wage gap. In South Africa, the increase in base salary for middle management and supervisory level SA employees ranged from 4% to 5.5% and at operator level from 7% and 7.5%. In the US, the base salary for senior employees was increased by 1.5% and, at supervisory and operator levels, the increases averaged 2.5%. For the UK the increases were between 1.5% and 1.8%. Executive 2 2020 cycle guaranteed remuneration (R000/US$000/£000) Increase based on transition pay-mix implementation 2021 cycle guaranteed remuneration (R000/ US$000/£000) Neal Froneman 1 R13,689 0.0% R13,689 Charl Keyter R7,544 0.0% R7,544 Richard Stewart R5,758 0.0% R5,758 Robert van Niekerk R5,924 0.0% R5,924 Dawie Mostert R4,568 0.5% R4,592 Dawie van Aswegen R4,500 0.5% R4,524 Laurent Charbonnier £425 0.0% £ 425 Lerato Legong R3,900 0.5% R3,920 Richard Cox R4,500 0.5% R4,523 Themba Nkosi R4,274 0.5% R4,296 Wayne Robinson US$492 0.0% US$492 1 Neal Froneman’s approved TGP is maintained in South African rand with a portion covering the time spent in the provision of strategic and technical leadership to the Sibanye-Stillwater operations based in the United States to be paid under the dual services contract converted into US dollars at a 12-month trailing exchange rate 2 Guaranteed pay reflected pre-application of annual increases REMUNERATION FAIRNESS In Part 2 of this report, we set out our policy and the principles relevant to fair and responsible remuneration. The Group has implemented a deliberate and integrated programme since 2013 to reduce income inequality levels within Sibanye-Stillwater, while retaining a competitive total reward construct at management levels. As a result, at the operator level (i.e. lowest levels of pay) the average level of salaries since 2013 has increased by approximately 78% compared to 51% for supervisory employees and 41% for management over the same time period. In addition to the deliberate action to implement higher salary increases over time at the lower employee levels, there has been a focused effort to also implement job enlargement and job enrichment wherever practically possible in order to stimulate employee mobility and job re-grading. Sibanye-Stillwater Integrated Report 2020 149 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

As with the 2019 report, a calculation of both the Gini coefficient and Palma ratio was performed on actual total remuneration paid (including the LTI awarded to senior staff). All employees across Sibanye-Stillwater (both the US and SA based operations) have been included. In performing the calculations, a COLA has not been applied to the dollar-based salaries, as the US employees are based in the US and are remunerated in accordance to the US laws and regulations. PALMA RATIO The Palma ratio is determined by taking the aggregate amount earned by the top 10% of a group of employees divided by the aggregate amount earned by the bottom 40% of that group. Based on the modified approach, employees comprising the top 10% of the payroll were earning total remuneration on aggregate about 1.6 times that earned by employees in the bottom 40% earned in 2019. Although the Palma ratio increased from 2019, the increase can be attributed to the decrease in number of employees from 2019 to 2020. Sibanye-Stillwater compares favourably to the REMchannel® database (Mining and National circle) where rates of 1.9 times and 2.2 times respectively are observed. GINI COEFFICIENT The Gini coefficient is an internationally accepted measure of the distribution of income within a society or even within a group, with a value of 0 indicating complete equality, and 1 meaning that one person receives all the income. The Gini coefficient also demonstrates declining differentials in TGP. While not directly comparable, it is interesting to note by way of contrast, that South Africa’s sovereign Gini coefficient, as latest reported by the Organisation for Economic Co-operation and Development (OECD) at 0.62, is one of the highest, or most unequal, in the world, although this is primarily due to the high levels of unemployment in the country. The Gini coefficient based on total remuneration is 0.37 which represents an increase from last year which as with the Palma ratio, should be evaluated in context of the decrease in lower-level employees from 2019 to 2020 and is lower than that of the REMchannel® Mining industry (0.42) and National All industries (0.44). These outcomes in terms of progression of the Palma ratio and Gini coefficient are presented below. REMUNERATION REPORT CONTINUED GENDER PARITY ANALYSIS Towards the end of 2019 a benchmarking exercise conducted for skills identified as scarce and critical in the SA gold and SA PGM operations revealed the need for market related adjustments which were implemented during 2020. From the scarce skill benchmarking exercise conducted it became apparent that a pay parity audit was required for senior officials and the findings indicated that, where disparities in salary levels across gender and race existed, these were predominately linked to longer lengths of service between the persons being compared. On further analysis of some of the roles in the business, it became evident that these disparities mostly arose due to legacy issues, namely mergers and acquisitions which have had a significant impact on the demographics and distribution of pay in the Company due to the variation in pay philosophy and pay practices i.e. promotion and benefit policies between commodities (gold vs PGM and even between the operations in the commodity group). Remuneration differential indicators (%) 2014 2016 2015 2017 2018 2020 2019 1.3 1.4 1.5 1.6 1.7 1.8 1.9 0.30 0.32 0.34 0.36 0.38 0.40 Palma ratio (left axis) (based on GRP only)G ini coefficient (right axis) (based on GRP only)( Based on total remuneration) (Based on total remuneration) Sibanye-Stillwater Integrated Report 2020 150 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Sibanye-Stillwater acknowledges the status-quo and notes that these legacy issues are being addressed as a priority over two pay cycles, starting with the 2021 review of annual salary cycle. A pay model has been developed which integrates defensible criteria (experience, skills, performance and talent retention) and will serve as a guide for Human Resources and line management when setting pay levels during the annual increase. The status of pay parity will be tracked and corrected where required annually and the model refined accordingly. EXECUTIVE DIRECTORS’ AND PRESCRIBED OFFICERS’ SINGLE FIGURE OF REMUNERATION The remuneration outcomes for executive directors and prescribed officers (who constitute executive management as per King IV) for 2020 are set out below. We have included comparative tables for 2019. Two perspectives are provided, the first being a single total figure of remuneration that reflects earnings attributable to the performance delivered during the relevant cycle and the second, total cash remuneration, reflecting earnings received by each executive director and prescribed officer during the cycle. This should be considered in conjunction with the table of unvested awards, which provides a view of the ‘inflight’ LTI share awards for each executive during the cycle. In this report, both the short-term cash incentive and forfeitable share awards, which are in proportion to the cash incentive with deferred vesting, are reported on an accrued basis in the single total figure of remuneration. Conditional shares, as before, are reported at vesting. To determine cash earnings in the cycle, amounts of shares accrued in 2019 but not settled are subtracted, while shares accrued in previous years and which were settled in 2019 are added back in. Finally, adjustments are included to take account of market movements on shares that were settled in 2019. Remuneration paid to Sibanye-Stillwater executive directors and prescribed officers for the year ended 31 December 2020 2020 (R000) Salary Pension scheme total contributions Cash bonus accrued Accrual of forfeitable share award Other cash payment Conditional share proceeds Other benefits Termination/Separation benefits Total single figure of remuneration Less: Amount accrued not settled in 2020 Plus: Amount of previous accruals settled in 2020 Adjustments for market movements on accruals settled Total cash remuneration Executive directors Neal Froneman ¹ Paid in SA 7,318 838 7,617 5,078 68 17,212 – – 38,131 (12,695) 11,765 7,437 44,638 Paid in US 6,018 - 5,788 3,859 34 4,143 – – 19,842 (9,647) 5,085 2,812 18,092 Total 13,336 838 13,405 8,937 102 21,355 – – 57,973 (22,342) 16,850 10,249 62,730 Charl Keyter 6,353 937 6,526 4,351 48 10,716 32 – 28,963 (10,877) 8,071 4,782 30,939 Prescribed officers Chris Bateman 2 7,058 959 3,484 - 2,729 6 52,404 325 – 66,959 (3,484) 7,362 4,686 75,523 Dawie Mostert 3,870 545 3,660 2,440 27 6,113 – – 16,655 (6,100) 4,528 2,662 17,745 Hartley Dikgale 3 977 65 712 - 553 6 26,852 – – 29,159 (712) 2,846 534 31,827 Laurent Charbonnier 4 1,315 11 773 515 - - – – 2,614 (1,288) – – 1,326 Lerato Legong 5 1,144 156 945 630 - - – – 2,875 (1,575) – – 1,300 Richard Stewart 4,075 467 3,669 2,446 27 8,189 – – 18,873 (6,115) 4,604 2,798 20,160 Robert van Niekerk 5,156 588 5,486 3,658 44 8,043 – – 22,975 (9,144) 7,163 3,790 24,784 Shadwick Bessit 4,218 769 4,022 - 31 5,749 – – 14,789 (4,022) 4,955 2,308 18,030 Themba Nkosi 3,788 292 3,178 2,118 23 5,887 – – 15,286 (5,296) 3,901 2,279 16,170 Wayne Robinson 4,532 381 4,483 2,988 28 6,860 – – 19,272 (7,471) 4,733 2,767 19,301 Total 55,822 6,008 50,343 28,083 3,612 152,168 357 – 296,393 (78,426) 65,013 36,855 319,835 1 Dual service contract with effect 1 January 2020, remuneration paid in US$ was converted at the average exchange rate of R16.46/US$ applicable for the 12-month period ending 31 December 2020 2 Ceased performing a prescribed officer role on 6 September 2020, remuneration paid in US$ was converted at the average exchange rate of R16.46/US$ applicable for the 12-month period ending 31 December 2020 3 Ceased performing a prescribed officer role on 31 March 2020 4 Assumed a Prescribed Officer role on 16 November 2020, remuneration paid in GBP was converted at the average exchange rate of R20.21/GBP applicable for the 12-month period ending 31 December 2020 5 Assumed a prescribed officer role on 1 September 2020 6 Accelerated vesting provisions applied due to no-fault termination Sibanye-Stillwater Integrated Report 2020 151 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Remuneration paid to Sibanye-Stillwater executive directors and prescribed officers for the year ended 31 December 2019 2019 (R000) Salary Pension scheme total contributions Cash bonus accrued Accrual of forfeitable share award Other cash payment Conditional share proceeds Other benefits Termination/Separation benefits Total single figure of remuneration Less: Amount accrued not settled in 2019 Plus: Amount of previous accruals settled in 2019 Adjustments for market movements on accruals settled Total cash remuneration Executive directors Neal Froneman ¹ Paid in SA 8,208 912 7,141 4,761 – 909 104 – 22,035 (11,902) 12,111 4,859 27,103 Paid in US 4,313 – 3,341 2,228 – – – – 9,882 (5,569) 2,520 589 7,422 Total 12,521 912 10,482 6,989 – 909 104 – 31,917 (17,471) 14,631 5,448 34,525 Charl Keyter 6,295 899 4,994 3,329 – 413 94 – 16,024 (8,323) 7,187 2,663 17,551 Prescribed officers Chris Bateman 2, 4 8,919 318 4,481 2,988 7,498 – 1,085 – 25,289 (7,469) 6,421 3,405 27,646 Shadwick Bessit ³ 4,186 739 3,252 2,168 – 250 – – 10,595 (5,420) 3,558 1,536 10,269 Hartley Dikgale 3,721 260 2,235 1,490 – 192 – – 7,898 (3,725) 3,460 1,241 8,874 Dawie Mostert 3,833 523 2,808 1,872 – 248 – – 9,284 (4,680) 3,995 1,483 10,082 Themba Nkosi 3,797 280 2,424 1,616 – – – – 8,117 (4,040) 3,469 1,318 8,864 Wayne Robinson 4,511 366 2,940 1,960 – 267 – – 10,044 (4,900) 4,029 1,434 10,607 Richard Stewart 3,947 438 2,828 1,885 – 330 – – 9,428 (4,713) 4,276 1,603 10,594 Robert van Niekerk 5,083 565 4,567 3,045 – 287 – – 13,547 (7,612) 5,792 2,321 14,048 Total 56,813 5,300 41,011 27,342 7,498 2,896 1,283 – 142,143 (68,353) 56,818 22,452 153,060 ¹ Dual service contract with effect 1 January 2019, remuneration paid in US$ was converted at the average exchange rate of R14.46/US$ applicable for the 12-month period ending 31 December 2019 ² Remuneration paid in US$ was converted at the average exchange rate of R14.46/US$ applicable for the 12-month period ending 31 December 2019 ³ Appointed in a prescribed officer role on 1 December 2018, the value of the previous accruals settled in 2019 are in respect of the accruals for the prescribed officer position as well as accruals for the position held prior to the prescribed officer appointment 4 The final tranche payable of the other cash payment represents the contracted payout of benefits arising from the treatment of unvested share based remuneration in respect of the Stillwater Mining Company share plan, which comprised shares granted in the form of RSUs (retention based) and PSUs (performance based). In accordance with the change of control provisions of the Stillwater Mining Company share plan, on the acquisition of Stillwater by Sibanye-Stillwater all shares (RSUs and PSUs) were converted to a cash settlement with phased payments at US$18/share. No further performance criteria were to be applied with settlement subject to the prescribed officer remaining in the employment of Sibanye-Stillwater at 31 December of the year in question to qualify for the payment STI OUTCOMES As set out in Part 2 of this report, STI bonus payments are based on measuring and rating the performance of the Group Exco against operational measures, as itemised in the Group operational delivery scorecard and personal performance of each executive based on their personal performance scorecards. Operational delivery scorecard outcomes during 2020 Operational delivery performance in 2020 was evaluated taking into account the impact of interruptions and government-imposed restrictions on Sibanye-Stillwater’s operations as a result of the COVID-19 pandemic. While adjustments were made to the operational delivery targets, the safety objectives were not altered at all and the outcomes were evaluated in all operating segments against the original targets set for the full year. At the US PGM operations, production targets for the mining operations were moderated by less than 5% to accommodate the reduced operational productivity and additional costs involved in operating with COVID-19. Recycling throughput was inhibited due to disruption to global logistics to a slightly greater extent at 6%. In South Africa, the stringent lockdown during the second quarter, during which the restrictions on operations were amended on a dynamic basis, made meaningful evaluation against a realistic target impractical. Nonetheless, the Remuneration Committee recognised the exceptional achievement of management in maintaining stability at the operations and delivering safe and solid operating results under arduous circumstances by granting a discretionary 200% outcome for the quarter. The remaining nine months of the year were evaluated against targets adjusted for the lost production days at the end of Q1 and the proportion of planned labour available during the progressive ramp-up as labour was progressively recalled and re-engaged during the second half. Allowance was also made for the increased costs incurred to implement COVID-19 precautions. Overall, the targets for commodity production and development ended up between 80% and 85% of the original budget for the nine-month period. Through an exceptional management effort involving optimised deployment of resources, it was possible to attain higher levels of productivity than planned thereby enabling the proportional targets to be exceeded. It is particularly pleasing to the Remuneration Committee REMUNERATION REPORT CONTINUED Sibanye-Stillwater Integrated Report 2020 152 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

that this was achieved without a regression in the safety performance especially because mining team compositions were inevitably disrupted due to the employees who were stranded off site – and it should be noted that recalled employees were often reassigned to newly constituted teams as they returned to work, thus requiring the rebuilding of cohesion, trust and effectiveness that one would typically find in teams that had got used to working well together before the lockdowns. The overall evaluation of operational delivery performance for 2020 is presented in the table below. Sibanye-Stillwater operational delivery scorecard evaluation 2020 KPI Weight Parameter Sub-weight (%) Threshold 0% On target 100% Maximum 200% Actual Rating (%) SA gold operations (one third contribution to Group) Safety 30% Serious Injury Frequency Rate (per million hours) 100% 3.60 3.24 3.15 3.57 8.3% Production 30% Gold produced (kg) 100% 17,344 19,271 19,753 21,124 200.0% Cost 20% Total operating cost (R/tonne treated) (excluding capex and non controllables) 100% 1,381 1,255 1,224 1,099 200.0% Developed state 20% Primary on reef development (m) 50% 4,666 5,185 5,314 6,318 200.0% Primary off reef development (including capex) (m) 50% 15,835 17,594 18,034 18,338 200.0% SA gold operations 9 months result (excluding Safety) 200.0% SA gold operations Q2 discretionary result (excluding Safety) 200.0% SA gold operations overall result 142.5% SA PGM operations (one third contribution to Group) Safety 30% Serious Injury Frequency Rate (per million hours) 100% 2.81 2.53 2.39 2.44 164.3% Production 30% Ounces produced ('000 4E oz) 100% 1,143 1,270 1,302 1,382 200.0% Cost 20% Total operating cost (R/tonne treated) (excluding capital development and non controllables) 100% 934 849 828 806 200.0% Developed state 20% Primary on reef development (m) 50% 42,545 47,272 48,454 60,410 200.0% Primary off reef development (m) 50% 19,415 21,572 22,111 25,102 200.0% SA PGM operations 9 months result (excluding Safety) 200.0% SA PGM operations Q2 discretionary result (excluding Safety) 200.0% SA PGM operations overall result 189.3% US PGM operations (one third contribution to Group) Safety 30% Total Injury Frequency Rate (per million hours) 100% 12.50 10.89 10.29 12.67 0.0% Production 30% Returnable 2E PGM produced ('000 oz) 70% 604 690 707 603 0.0% Recycling throughput (tons smelted per day) 30% 24.9 26.2 27.5 29.1 200.0% Cost 20% Total operating cost ($/ton treated excluding recycling) (excluding capex and non controllables) 75% 318 284 278 277 200.0% Recycling EBITDA (US$ million) 25% 20.9 22.0 23.1 70.0 200.0% Developed state 20% Development advance (equivalent 000 ft) 100% 77.6 88.7 90.9 86.5 80.0% US PGM operations result 74.0% Group result 135.3% Sibanye-Stillwater Integrated Report 2020 153 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Personal performance outcomes for the executive directors during 2020 As set out in Part 2 of this report, a performance scale of 1-5 is used for each factor on the executives’ scorecard and then a weighted average score is determined based on the outcomes for each factor. A performance of 3 corresponds to the on-target level and equates to a rating of 100% whereas a performance of 5 representing exceptional achievement is afforded a rating of 200%. Neal Froneman – Chief Executive Officer Neal achieved a personal performance rating of 4.2 which translated to a score of 160% for the personal performance component of his STI payment. We have set out a summary of the achievement against his personal performance scorecard in the table below: Objective Weighting (%) Performance rating Building a values-based organisational culture 20 4.5 Embedding ESG excellence as the way we do business 20 4.0 Deleveraging our balance sheet 20 4.5 Addressing our SA discount from an investment context 20 4.0 Pursuing value-accretive growth, based on a strengthened equity rating. 20 4.2 Performance highlights include: • Adoption of purpose driven and values-based leadership enabling a dynamic and effective response to the challenges of the COVID-19 pandemic through strongly empowered and aligned leadership and management • ICMM membership approved based on solid ESG credentials substantially in conformance with the ICMM performance standards, and self-assessment reflecting conformance to the World Gold Council’s Responsible Gold Mining Principles • ESG performance improvement targets formalised and incorporated into the performance conditions applicable to long-term incentive awards from the 2021 cycle • Social and relationship capital enhanced through interventions that sustained community well-being and alleviated social distress during the COVID-19 outbreaks in South Africa • Commitment demonstrated to prospering in South Africa’s investment climate through capital commitments to major organic growth projects on the back of feasibility studies demonstrating solid returns despite elevated hurdle rates for investment • Balance sheet deleveraging concluded ahead of the expected timeframe with debt funding of the corporation at a healthy level of gearing • Preparing the Group for operation as a global precious metals major through the corporate restructuring as Sibanye-Stillwater Limited and the top leadership transition to C-suite • Strategy developed for broadening Sibanye-Stillwater’s gold presence to build a meaningful international footprint • Strategic assessment of entry points into the global battery metals sector that enabled announcement of an initial battery metals transaction with Keliber Oy early in 2021 Charl Keyter – Chief Financial Officer Charl achieved a personal performance rating of 4.3 which translated into a score of 165% for the personal performance component of his STI payment. A summary of his achievements against his personal performance scorecard are set out below: Objective Weighting (%) Performance rating Building a value based organisational culture 20 4.0 Embedding ESG excellence as the way we do business 10 3.5 Focus on safe production and operational excellence 20 3.5 Deleveraging our balance sheet 40 5.0 Address our SA discount from an investment context 10 4.5 REMUNERATION REPORT CONTINUED Sibanye-Stillwater Integrated Report 2020 154 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Performance highlights include: • Cash positive position attained by year-end well ahead of expectations for the Group’s deleveraging trajectory enabling payment of an industry leading dividend for 2020 • Successful early redemption of convertible bond • Improving credit ratings with a positive outlook attained from ratings agencies • Promoted the strengthening of institutional investor confidence alleviating the South African discount on the corporate market value • Dynamic financial and strategic risk management through the volatile COVID-19 affected phase • Capital allocation policy and priorities developed for implementation • Digital enablement of the corporation supporting the transition to digital first operations • Improvements in global cost curve positioning supported by above expected synergies realised through Marikana integration and shared service delivery enhancements • Exemplary governance credentials supporting the corporation’s ESG positioning Overall STI outcomes for executive directors and prescribed officers for 2020 The following table provides the 2020 individual performance assessments made for STI award purposes, together with the applicable cash and deferred share-based incentive awards made to the executive directors and prescribed officers. Overall performance is based 70% on operational delivery and 30% on personal performance. Executive Operational delivery performance Personal performance Overall performance Approved annual TGP (for STI) (000’s) Cash incentive (000’s) Value of deferred share-based award (000’s) Neal Froneman RSA 135.3% 165.0% 144.2% R8,213 R7,698 R5,132 USA US$379 US$355 US$237 Charl Keyter 135.3% 165.0% 144.2% R7,544 R6,526 R4,351 Richard Stewart 135.3% 160.0% 142.7% R4,600 R3,304 R2,203 135.3% 100.0% 124.7% R5,750 R364 R243 R3,669 R2,446 Robert van Niekerk 135.3% 160.0% 142.7% R5,924 R3,506 R2,337 189.3% 160.0% 180.5% R5,924 R1,981 R1,320 R5,486 R3,657 Chris Bateman 74.0% 125.0% 89.3% US$631 US$212 Dawie Mostert 135.3% 170.0% 145.7% R4,568 R3,660 R2,440 Hartley Dikgale 135.3% 100.0% 124.7% R4,174 R712 Laurent Charbonnier 135.3% 100.0% 124.7% £425 £37 £24 Lerato Legong 135.3% 125.0% 132.2% R 3,900 R945 R630 Shadwick Bessit 142.5% 140.0% 141.8% R5,159 R4,022 Themba Nkosi 135.3% 135.0% 135.2% R4,274 R3,178 R2,118 Wayne Robinson 189.3% 160.0% 180.5% R5,112 R2,246 R1,498 135.3% 160.0% 142.7% R5,112 R2,236 R1,491 R4,483 R2,988 Since Robert van Niekerk and Wayne Robinson switched roles on 23 April 2020, they have separate operational delivery performance ratings for the period that they served in the respective capacities. In addition, although Wayne Robinson took over responsibility for the US PGM operations from 2 October 2020 at short notice in the aftermath of Chris Bateman’s passing, since he could not re-locate pending conclusion of visa formalities, the overall Group operational delivery performance has been applied for that period. Richard Stewart has different personal performance ratings for the periods served as EVP and as COO, with his personal performance in the latter role subject to a default rating due to the limited period served towards the end of the year. Chris Bateman and Lerato Legong’s incentives are for the portion of the year they were in service at an EVP level. Lerato’s incentive for the period served as SVP is not eligible for disclosure in this report. Chris Bateman and Shadwick Bessit are unfortunately not eligible for the deferred portion of the short-term incentive due to their untimely passing’s on 6 September 2020 and 16 January 2021, respectively. Sibanye-Stillwater Integrated Report 2020 155 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

LTI OUTCOMES LTI awards made in march 2020 As disclosed in the 2019 Integrated Report, LTI awards were made to executive directors and prescribed officers in March 2020, based on the relevant parameters and their personal performance during 2019. Details for the determination of the conditional (performance) share-based, LTI awards made to executive directors and prescribed officers on 1 March 2020 are shown below. These full value awards are subject to the performance conditions in effect at the time that provide an outcome ranging between 0 and 100% and will be evaluated over the performance period from award date to vesting on 1 March 2023. Executive Award for on target personal performance rating % of on target award based on 2019 personal performance rating % of annual TGP awarded Value of share- based long-term incentive award (000’s) Neal Froneman 195% 200% 390% R53,387 Charl Keyter 180% 175% 315% R23,763 Chris Bateman 165% 150% 248% $1,562 Shadwick Bessit 165% 175% 289% R14,897 Hartley Dikgale 165% 100% 165% R6,888 Dawie Mostert 165% 175% 289% R13,191 Themba Nkosi 165% 150% 248% R10,578 Wayne Robinson 165% 150% 248% R12,653 Richard Stewart 165% 175% 289% R13,284 Robert van Niekerk 180% 200% 360% R21,325 LTI awards made in March 2021 The details for the determination of share-based long-term incentive awards made to executive directors and prescribed officers on 1 March 2021 are shown below. The basis on which these share-based awards are determined is explained in Part 2 of this report. LTIs are awarded in accordance with the on-target percentages as stipulated in the senior management incentive plan approved by the Board as moderated by personal performance ratings using the on-award multiples as presented in Part 2 of this report. The fair value awards presented in the table below are determined based on the annual TGP post the proposed March 2021 increases presented above and will be subject to a performance condition that ranges from 0 to 250% on vesting. The awards will be cash-settled after three years taking into account the performance conditions and share price appreciation that has been achieved by the time of settlement. Executive LTI on target award during transition plan % of on target award based on 2020 personal performance rating % of annual TGP awarded Value of share- based long term incentive award (000’s) Number of share units awarded Neal Froneman 90.2% 200.0% 180.4% R24,700 348,463 Charl Keyter 80.9% 200.0% 161.8% R12,207 172,214 Laurent Charbonnier 66.5% 100.0% 66.5% £283 83,251 Richard Cox 65.0% 100.0% 65.0% R2,940 41,481 Lerato Legong 65.0% 150.0% 97.5% R3,822 53,926 Dawie Mostert 65.0% 200.0% 130.0% R5,970 84,220 Themba Nkosi 65.0% 164.3% 106.8% R4,588 64,724 Wayne Robinson 66.5% 200.0% 133.0% $654 33,973 Richard Stewart 80.9% 200.0% 161.8% R9,305 131,277 Dawie van Aswegen 65.0% 171.4% 111.4% R5,040 71,111 Robert van Niekerk 80.9% 200.0% 161.8% R9,585 135,230 REMUNERATION REPORT CONTINUED Sibanye-Stillwater Integrated Report 2020 156 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Vesting outcomes for 2017 conditional (performance) share awards vesting in March 2020 As reported in the 2019 Remuneration Report, over the three-year performance period, Sibanye-Stillwater delivered a total shareholder return of 29.8% per year, which was superior to four of the companies in the peer group. As a result, Sibanye-Stillwater was adjudged to have yielded a higher return than 41.9% of the market capitalisation of the peer group, which yielded a performance condition of 22.8%. The return on capital employed over the 2017, 2018 and 2019 financial years was 11.7%, which exceeded the cost of equity of 8.8% by 2.9% giving a performance condition of 48.6%. As a result, by combining these components using the approved weightings (70%:30%), the overall performance condition resulted in 30.6% of the shares awarded in March 2017 vesting to participants. There were no significant ESG failures during the year resulting in no adjustments to the vesting outcome. Vesting outcomes for 2018 conditional (performance) share awards vesting in March 2021 Over the three-year performance period to March 2021, the TSR result was assessed at 85.89% as illustrated below and carries a 70% weight in the total vesting determination. Sibanye-Stillwater’s TSR of 75.1% per annum exceeded the TSR of seven companies in the peer group and was adjudged to be superior to 77.1% of the market capitalisation in the peer group. The return on capital employed, applicable to 30% of the LTI award, over the 2018, 2019 and 2020 financial years has been determined as 21.86% against a cost of equity of 13.12%. Since the return on capital employed exceeded the cost of equity by 8.74%, the ROCE performance condition applicable to 30% of the shares awarded evaluated at 100%. In applying its discretion in respect of the ESG condition, and considering the company’s ESG performance over the vesting period, it was concluded that there were no material or severe ESG shortcomings that would warrant the imposition of a deduction on the vesting of the conditional shares and as such, by combining the components of the TSR and ROCE, using the approved weightings, there was a resultant 90.12% of the shares awarded in March 2018 vesting to participants. TSR performance condition 0% 0% 0% 20% 40% 60% 80% 100% 50% 100% 20% 40% 60% 80% 100% Peer group TSR (market cap weighted)P erformance condition curve Sibanye position TSR (annualised) Performance condition Award date = 1 March 2018; Vesting date = 1 March 2021 Performance condition = 85.89% IMP AMS NHM GFI HAR ANG ARI EXX EXX = Exxaro Resources Ltd; ARI = African Rainbow Minerals Ltd; ANG = AngloGold Ashanti Ltd; HAR = Harmony Gold Mining Company Ltd; GFI = Gold Fields Ltd; NHM = Northam Platinum Ltd; AMS = Anglo American Platinum Ltd; IMP = Impala Platinum Holdings Ltd Sibanye-Stillwater Integrated Report 2020 157 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Share equity summary Award Award date Award price Vesting date Long Term Incentive awards at 31 December 2019 Number of shares or share units awarded inclusive of performance condition award Long Term Incentive awards forfeited during the year Long Term Incentive awards exercised during the year Unvested Long Term Incentive awards at 31 December 2020 Cash Flow Face value at award date Fair value at award date Fair value at 31 December 2020 Executive Directors Neal Froneman Conditional Share Awards PS - 1 Mar 2017 01 Mar 2017 R0.00 02 Mar 2020 2,092,222 – 1,452,461 639,761 – 21,354,484 35,715,680 31,279,832 – PS - 1 Mar 2018 01 Mar 2018 R0.00 01 Mar 2021 4,440,824 – – – 4,440,824 – 48,749,999 29,292,358 231,899,829 PS - 1 Mar 2019 01 Mar 2019 R0.00 01 Mar 2022 2,926,591 – – – 2,926,591 – 44,971,031 32,690,021 140,739,761 Conditional Share Unit Awards CSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Mar 2023 – 1,530,927 – – 1,530,927 – 53,387,099 27,189,264 57,210,742 Forfeitable Share Awards BS - 1 Mar 2019 01 Mar 2019 R0.00 01 Sep 2020 187,926 – – 187,926 – 10,834,632 2,884,296 2,927,887 – Forfeitable Share Unit Awards FSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Dec 2020 – 102,710 – 102,710 – 5,875,151 3,581,744 3,343,211 – FSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Sep 2021 – 102,706 – – 102,706 3,581,605 3,343,080 6,162,360 Total 9,647,563 1,736,343 1,452,461 930,397 9,001,048 38,064,267 192,871,453 130,065,652 436,012,692 Charl Keyter Conditional Share Awards PS - 1 Mar 2017 01 Mar 2017 R0.00 02 Mar 2020 1,060,261 – 736,054 324,207 – 10,716,241 18,099,396 15,851,467 – PS - 1 Mar 2018 01 Mar 2018 R0.00 01 Mar 2021 2,261,131 – – – 2,261,131 – 24,821,996 14,914,765 118,076,261 PS - 1 Mar 2019 01 Mar 2019 R0.00 01 Mar 2022 1,276,041 – – – 1,276,041 – 19,584,558 14,253,378 61,364,812 Conditional Share Unit Awards CSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Mar 2023 – 681,415 – – 681,415 – 23,762,576 12,101,930 25,464,479 Forfeitable Share Awards BS - 1 Mar 2019 01 Mar 2019 R0.00 01 Sep 2020 92,013 – – 92,013 – 5,238,981 1,412,106 1,433,563 – Forfeitable Share Unit Awards FSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Dec 2020 – 47,734 – 47,734 – 2,666,087 1,664,599 1,553,742 – FSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Sep 2021 – 47,733 – – 47,733 – 1,664,564 1,553,709 2,863,980 Total 4,689,446 776,882 736,054 463,954 4,266,320 18,621,309 91,009,795 61,662,554 207,769,531 REMUNERATION REPORT CONTINUED Sibanye-Stillwater Integrated Report 2020 158 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Share equity summary continued Award Award date Award price Vesting date Long Term Incentive awards at 31 December 2019 Number of shares or share units awarded inclusive of performance condition award Long Term Incentive awards forfeited during the year Long Term Incentive awards exercised during the year Unvested Long Term Incentive awards at 31 December 2020 Cash Flow Face value at award date Fair value at award date Fair value at 31 December 2020 Prescribed officers Chris Bateman Conditional Share Awards PS - 1 Sep 2017 01 Sep 2017 R0.00 01 Sep 2020 430,477 – 301,334 – 129,143 – 8,536,615 9,767,702 7,748,580 PS - 1 Mar 2018 01 Mar 2018 R0.00 06 Sep 2020 1,810,808 – 928,402 429,704 452,702 22,562,640 19,878,498 11,944,371 23,640,098 PS - 1 Mar 2019 01 Mar 2019 R0.00 06 Sep 2020 1,638,388 – 862,947 529,682 245,759 27,812,120 25,145,815 18,300,794 11,818,550 Conditional Share Unit Awards CSU - 2 Mar 2020 02 Mar 2020 R0.00 06 Sep 2020 698,404 626,088 37,396 34,920 2,029,737 24,355,024 12,403,655 1,304,960 Forfeitable Share Awards BS - 1 Mar 2019 01 Mar 2019 R0.00 01 Sep 2020 96,341 – – 96,341 – 5,105,658 1,478,632 1,500,993 – Forfeitable Share Unit Awards FSU - 2 Mar 2020 02 Mar 2020 R0.00 06 Sep 2020 – 46,200 15,400 30,800 – 1,671,727 1,611,105 1,503,810 – FSU - 2 Mar 2020 02 Mar 2020 R0.00 06 Sep 2020 – 46,200 30,800 15,400 – 835,863 1,611,105 1,503,810 – Total 3,976,014 790,804 2,764,971 1,139,323 862,524 60,017,745 82,616,793 56,925,135 44,512,189 Dawie Mostert Conditional Share Awards PS - 1 Mar 2017 01 Mar 2017 R0.00 02 Mar 2020 604,874 – 419,915 184,959 – 6,113,579 10,325,626 9,043,195 – PS - 1 Mar 2018 01 Mar 2018 R0.00 01 Mar 2021 1,098,264 – – – 1,098,264 – 12,056,403 7,244,318 57,351,346 PS - 1 Mar 2019 01 Mar 2019 R0.00 01 Mar 2022 708,333 – – – 708,333 – 10,871,437 7,912,080 34,063,734 Conditional Share Unit Awards CSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Mar 2023 – 378,255 – – 378,255 – 13,190,660 6,717,809 14,135,389 Forfeitable Share Awards BS - 1 Mar 2019 01 Mar 2019 R0.00 01 Sep 2020 51,077 – – 51,077 – 2,908,192 783,919 795,780 – Forfeitable Share Unit Awards FSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Dec 2020 – 26,844 – 26,844 – 1,499,318 936,115 873,772 – FSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Sep 2021 – 26,843 – – 26,843 – 936,080 873,740 1,610,580 Total 2,462,548 431,942 419,915 262,880 2,211,695 10,521,089 49,100,239 33,460,693 107,161,049 Sibanye-Stillwater Integrated Report 2020 159 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Share equity summary continued Award Award date Award price Vesting date Long Term Incentive awards at 31 December 2019 Number of shares or share units awarded inclusive of performance condition award Long Term Incentive awards forfeited during the year Long Term Incentive awards exercised during the year Unvested Long Term Incentive awards at 31 December 2020 Cash Flow Face value at award date Fair value at award date Fair value at 31 December 2020 Prescribed officers Hartley Dikgale Conditional Share Awards PS - 1 Mar 2017 01 Mar 2017 R0.00 02 Mar 2020 603,742 – 419,130 184,612 – 6,102,110 10,306,271 9,026,250 – PS - 1 Mar 2018 01 Mar 2018 R0.00 31 Mar 2020 861,041 – 477,818 383,223 – 12,867,287 9,452,243 5,679,559 – PS - 1 Mar 2019 01 Mar 2019 R0.00 31 Mar 2020 647,274 – 413,536 233,738 – 7,848,104 9,934,303 7,230,051 – Conditional Share Unit Awards CSU - 2 Mar 2020 02 Mar 2020 R0.00 31 Mar 2020 – 197,513 194,325 1,542 1,646 34,919 6,887,752 3,507,831 61,511 Forfeitable Share Awards BS - 1 Mar 2019 01 Mar 2019 R0.00 31 Mar 2020 43,907 – 12,196 31,711 – 1,064,744 673,882 684,071 – Forfeitable Share Unit Awards FSU - 2 Mar 2020 02 Mar 2020 R0.00 31 Mar 2020 – 21,364 18,990 2,374 – 53,759 745,014 695,398 – FSU - 2 Mar 2020 02 Mar 2020 R0.00 31 Mar 2020 – 21,364 20,177 1,187 – 26,880 745,014 695,398 – Total 2,155,964 240,241 1,556,172 838,387 1,646 27,997,803 38,744,479 27,518,558 61,511 Laurent Charbonnier Conditional Share Unit Awards CSU - 1 Dec 2020 01 Dec 2020 R0.00 01 Dec 2023 – 68,962 – – 68,962 – 3,577,431 1,999,208 2,257,126 Retention Share Unit Awards RSU - 16 Nov 2020 16 Nov 2020 R0.00 16 Nov 2021 – 39,962 – – 39,962 – 2,045,223 1,920,174 2,184,723 RSU - 16 Nov 2020 16 Nov 2020 R0.00 16 Nov 2022 – 19,981 – – 19,981 – 1,022,612 884,958 1,011,838 RSU - 16 Nov 2020 16 Nov 2020 R0.00 16 Nov 2023 – 9,990 – – 9,990 – 511,280 404,595 463,936 Total – 138,895 – – 138,895 – 7,156,546 5,208,936 5,917,622 Lerato Legong Conditional Share Unit Awards CSU - 1 June 2020 01 Jun 2020 R0.00 01 Jun 2023 – 131,253 – – 131,253 – 4,289,991 2,361,241 4,974,489 CSU - 1 Sep 2020 01 Sep 2020 R0.00 01 Sep 2023 – 17,109 – – 17,109 – 877,471 521,482 624,479 Total – 148,362 – – 148,362 – 5,167,462 2,882,724 5,598,967 REMUNERATION REPORT CONTINUED Sibanye-Stillwater Integrated Report 2020 160 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Share equity summary continued Award Award date Award price Vesting date Long Term Incentive awards at 31 December 2019 Number of shares or share units awarded inclusive of performance condition award Long Term Incentive awards forfeited during the year Long Term Incentive awards exercised during the year Unvested Long Term Incentive awards at 31 December 2020 Cash Flow Face value at award date Fair value at award date Fair value at 31 December 2020 Prescribed officers Richard Stewart Conditional Share Awards PS - 1 Mar 2017 01 Mar 2017 R0.00 02 Mar 2020 810,279 – 562,512 247,767 – 8,189,616 13,832,016 12,114,094 – PS - 1 Mar 2018 01 Mar 2018 R0.00 01 Mar 2021 1,260,423 – – – 1,260,423 – 13,836,534 8,313,943 65,819,289 PS - 1 Mar 2019 01 Mar 2019 R0.00 01 Mar 2022 832,221 – – – 832,221 – 12,772,856 9,295,909 40,021,508 Conditional Share Unit Awards CSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Mar 2023 – 380,925 – – 380,925 – 13,283,769 6,765,228 14,235,167 Forfeitable Share Awards BS - 1 Mar 2019 01 Mar 2019 R0.00 01 Sep 2020 54,296 – – 54,296 – 3,091,473 833,329 845,932 – Forfeitable Share Unit Awards FSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Dec 2020 – 27,033 – 27,033 – 1,509,874 942,706 879,924 – FSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Sep 2021 – 27,032 – – 27,032 – 942,671 879,892 1,621,920 Total 2,957,219 434,990 562,512 329,096 2,500,601 12,790,963 56,443,880 39,094,921 121,697,884 Robert van Niekerk Conditional Share Awards PS - 1 Mar 2017 01 Mar 2017 R0.00 02 Mar 2020 795,750 – 552,425 243,325 – 8,042,791 13,583,997 11,896,886 – PS - 1 Sep 2017 01 Sep 2017 R0.00 01 Sep 2020 116,143 – 81,300 – 34,843 – 2,303,196 2,635,328 2,090,580 PS - 1 Mar 2018 01 Mar 2018 R0.00 01 Mar 2021 1,773,860 – – – 1,773,860 – 19,472,894 11,700,656 92,630,969 PS - 1 Mar 2019 01 Mar 2019 R0.00 01 Mar 2022 1,169,008 – – – 1,169,008 – 17,941,833 13,057,819 56,217,595 Conditional Share Unit Awards CSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Mar 2023 – 611,519 – – 611,519 – 21,325,135 10,860,577 22,852,465 Forfeitable Share Awards BS - 1 Mar 2019 01 Mar 2019 R0.00 01 Sep 2020 69,956 – – 69,956 – 3,983,113 1,073,671 1,089,914 – Forfeitable Share Unit Awards FSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Dec 2020 – 43,656 – 43,656 – 2,438,319 1,522,389 1,421,003 – FSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Sep 2021 – 43,655 – – 43,655 – 1,522,355 1,420,970 2,619,300 Total 3,924,717 698,830 633,725 356,937 3,632,885 14,464,223 78,745,470 54,083,155 176,410,909 Sibanye-Stillwater Integrated Report 2020 161 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Share equity summary continued Award Award date Award price Vesting date Long Term Incentive awards at 31 December 2019 Number of shares or share units awarded inclusive of performance condition award Long Term Incentive awards forfeited during the year Long Term Incentive awards exercised during the year Unvested Long Term Incentive awards at 31 December 2020 Cash Flow Face value at award date Fair value at award date Fair value at 31 December 2020 Prescribed officers Shadwick Bessit Conditional Share Awards PS - 1 Mar 2017 01 Mar 2017 R0.00 02 Mar 2020 568,821 – 394,887 173,934 – 5,749,162 9,710,167 8,504,172 – PS - 1 Mar 2018 01 Mar 2018 R0.00 01 Mar 2021 737,114 – – – 737,114 – 8,091,805 4,862,114 38,492,093 PS - 3 Dec 2018 03 Dec 2018 R0.00 03 Dec 2021 49,288 – – – 49,288 – 424,945 335,651 2,496,930 PS - 1 Mar 2019 01 Mar 2019 R0.00 01 Mar 2022 533,319 – – – 533,319 – 8,185,336 5,957,173 25,647,311 Conditional Share Unit Awards CSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Mar 2023 – 427,194 – – 427,194 – 14,897,280 7,586,965 15,964,240 Forfeitable Share Awards BS - 1 Mar 2019 01 Mar 2019 R0.00 01 Sep 2020 40,315 – – 40,315 – 2,295,431 618,754 628,108 – Forfeitable Share Unit Awards FSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Dec 2020 – 31,085 – 31,085 – 1,736,190 1,084,009 1,011,817 – FSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Sep 2021 – 31,084 – – 31,084 – 1,083,974 1,011,784 1,865,040 Total 1,928,857 489,363 394,887 245,334 1,777,999 9,780,783 44,096,270 29,897,784 84,465,614 Themba Nkosi Conditional Share Awards PS - 1 Sep 2016 01 Sep 2016 R0.00 02 Sep 2019 32,682 – 19,971 12,711 – 420,146 3,850,000 1,443,316 – PS - 1 Mar 2017 01 Mar 2017 R0.00 02 Mar 2020 540,941 – 375,532 165,409 – 5,467,379 9,234,225 8,087,352 – PS - 1 Mar 2018 01 Mar 2018 R0.00 01 Mar 2021 883,240 – – – 883,240 – 9,695,934 5,825,985 46,122,793 PS - 1 Mar 2019 01 Mar 2019 R0.00 01 Mar 2022 662,698 – – – 662,698 – 10,171,037 7,402,337 31,869,147 Conditional Share Unit Awards CSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Mar 2023 – 303,330 – – 303,330 – 10,577,845 5,387,141 11,335,442 Forfeitable Share Awards BS - 1 Mar 2019 01 Mar 2019 R0.00 01 Sep 2020 43,635 – – 43,635 – 2,484,463 669,709 679,833 – Forfeitable Share Unit Awards FSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Dec 2020 – 23,170 – 23,170 – 1,294,114 807,994 754,184 – FSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Sep 2021 – 23,169 – – 23,169 – 807,959 754,151 1,390,140 Total 2,163,196 349,669 395,503 244,925 1,872,437 9,666,102 45,814,703 30,334,298 90,717,522 REMUNERATION REPORT CONTINUED Sibanye-Stillwater Integrated Report 2020 162 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Share equity summary continued Award Award date Award price Vesting date Long Term Incentive awards at 31 December 2019 Number of shares or share units awarded inclusive of performance condition award Long Term Incentive awards forfeited during the year Long Term Incentive awards exercised during the year Unvested Long Term Incentive awards at 31 December 2020 Cash Flow Face value at award date Fair value at award date Fair value at 31 December 2020 Prescribed officers Wayne Robinson Conditional Share Awards PS - 1 Mar 2017 01 Mar 2017 R0.00 02 Mar 2020 678,762 – 471,210 207,552 – 6,860,361 11,586,960 10,147,864 – PS - 1 Mar 2018 01 Mar 2018 R0.00 01 Mar 2021 1,055,500 – – – 1,055,500 – 11,586,956 6,962,241 55,118,210 PS - 1 Mar 2019 01 Mar 2019 R0.00 01 Mar 2022 792,701 – – – 792,701 – 12,166,308 8,854,470 38,120,991 Conditional Share Unit Awards CSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Mar 2023 – 362,835 – – 362,835 – 12,652,927 6,443,950 13,559,144 Forfeitable Share Awards BS - 1 Mar 2019 01 Mar 2019 R0.00 01 Sep 2020 52,984 – – 52,984 – 3,016,771 813,199 825,491 – Forfeitable Share Unit Awards FSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Dec 2020 – 28,103 – 28,103 – 1,569,637 980,019 914,753 – FSU - 2 Mar 2020 02 Mar 2020 R0.00 02 Sep 2021 – 28,102 – – 28,102 – 979,984 914,720 1,686,120 Total 2,579,947 419,040 471,210 288,639 2,239,138 11,446,769 50,766,353 35,063,489 108,484,465 Sibanye-Stillwater Integrated Report 2020 163 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

NON-EXECUTIVE DIRECTOR FEES Fees and reimbursements paid in respect of directors’ 2020 Board and committee duties are presented in the table below reflecting the total amount paid to each non-executive director (exclusive of 15% VAT where applicable), as approved by shareholders. Non-executive director Directors’ fees Committee fees Expenses reimbursed Total Tim Cumming 1,042,346 742,833 123,736 1,908,915 Savannah Danson 1,042,346 637,501 0 1,679,847 Rick Menell 2,032,869 0 81,125 2,113,993 Nkosemntu Nika 1,042 346 637,501 27,604 1,707,452 Keith Rayner 1,042,346 821,560 0 1,863,906 Sue van der Merwe 1,042,346 637,501 35,777 1,715,624 Jerry Vilakazi 1,042,346 370,871 0 1,422,217 Vincent Maphai 2,669,455 0 87,388 2,756,843 Harry Kenyon-Slaney 1,042,346 717,032 140,361 1,899,738 Elaine Jay Dorward-King 787,701 556,082 0 1,343,783 Wang Bing 254,645 71,930 0 326,575 Lu Jiongjie 254,645 71,930 0 326,575 Total 13,295,735 5,273,743 495,990 19,065,468 As has been indicated in Part 2 above, the Remuneration Committee believes that non-executive director fees remain suitably aligned following the benchmarking exercise done in 2019 and is therefore only recommending an across-the-board increase of 3.5% for the coming year (effective 1 June 2021), which is in line with the CPI rate in South Africa and lower than SA-based salary inflation. It is also less than the standard increase generally applied in the salary review in the Company in March 2021. The table on the next page shows the current and future proposed fee levels that will be put to the shareholders for consideration and approval at the AGM. These amounts are exclusive of 15% VAT which will be added where applicable according to the circumstances of the directors involved. Note that, given the ad hoc nature anticipated for the convening of meetings of the newly constituted Investment Committee as well as the recommended ‘per meeting’ fees (see next section) then, should the Lead Independent Director and/or the Chairman be members of the Investment Committee, it is proposed that they should earn the appropriate ad hoc Investment Committee fees on top of their ‘all-inclusive fees’ shown in this table. REMUNERATION REPORT CONTINUED Sibanye-Stillwater Integrated Report 2020 164 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Per year 2020 2021 % year-on-year increase 2021 fees converted at R/US$15.00 Chair of the Board, who is not eligible to receive fees in respect of committee chairmanship or membership except in the event of being a member of the Investment Committee which meets on an ad hoc basis and is remunerated on that basis R3,200,000 R3,312,000 3.5% US$220,800 Lead independent director, who is not eligible to receive fees in respect of committee chairmanship or membership except in the event of being a member of the Investment Committee which meets on an ad hoc basis and is remunerated on that basis R2,150,000 R2,225,300 3.5% US$148,353 Chair of the Audit Committee R383,387 R396,800 3.5% US$26,453 Chair of the Remuneration Committee R270,547 R280,000 3.5% US$18,667 Chairs of the Nominating and Governance Committee, Risk Committee, Social, Ethics and Sustainability Committee, and Safety and Health Committee R236,444 R244,700 3.5% US$16,313 Members of the Board R1,059,322 R1,096,400 3.5% US$73,093 Members of the Audit Committee R199,042 R206,000 3.5% US$13,733 Members of the Nominating and Governance Committee, Risk Committee, Remuneration Committee, Social, Ethics and Sustainability Committee and Safety and Health Committee R149,614 R155,000 3.6% US$10,333 FEES FOR INVESTMENT COMMITTEE MEMBERS As mentioned in Part 2, following the establishment of the Investment Committee, a thorough benchmarking exercise was done with the assistance of PwC’s remuneration experts. Accordingly, it is proposed that shareholders consider and approve a new fee scale for the Investment Committee as follows: Due to the ad hoc nature and uncertain frequency of committee meetings, it is proposed that Members of the newly constituted Investment Committee shall be remunerated on a per-meeting basis at a rate of R40,000 per meeting and, for the Chairman, or Deputy Chairman in instances where they are chairing meetings in lieu of the Chairman, at a rate of R75,000 per meeting with effect from 1 June 2021. Again, these fees are quoted exclusive of VAT, which shall be added where applicable. Furthermore, it is proposed that these fees may be charged retroactively by the relevant non-executive directors who attended Investment Committee meetings held between the date of inception of the Committee on 15 January 2021 and 31 May 2021. APPROVAL FOR A PER DIEM ALLOWANCE FOR NON-SA RESIDENT NON-EXECUTIVE DIRECTORS Following the benchmarking exercise done last year, the Remuneration report set out a recommendation that a per diem allowance of R20,000 (US$1,333 at R15/US$) be paid to non-SA resident non-executive directors in respect of each day for which they are required to be away from their home country to attend a committee meeting, a board meeting or visits to the company’s operations in support of their director responsibilities, with an additional day to be allowed for travel time. However, due to an oversight, this proposal was not actually captured in a special resolution for the AGM and therefore was not put formally in front of shareholders for approval. This will now be corrected and a special resolution will be included for shareholders’ determination at the AGM in May 2021. In any event, no per diem allowances have been charged or paid in this respect to date or would have fallen due as all meetings were held virtually due to COVID-19 restrictions. Sibanye-Stillwater Integrated Report 2020 165 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

SECTION 04 PERFORMANCE Capital trade-offs – strategic management for optimum value creation 167 Delivering value from our operations and projects 170 Empowering our workforce 182 Continuous safe production 204 Health, well-being and occupational hygiene 216 Social upliftment and community development 228 Minimising our environmental impact 244 Harnessing continuous innovation 276 Four-year statistical review 284 Rowland shaft at the SA PGM Marikana operation Sibanye-Stillwater Integrated Report 2020 166 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Sibanye-Stillwater’s purpose to improve lives through our mining and fulfill our vision to create superior value for all stakeholders is dependent on effectively delivering on our strategy. However, how we deliver on this strategy inevitably requires trade-offs in how value is created, preserved and eroded. The following are some of the major events and trade-offs through which our capitals were either enhanced or depleted. Strategic focus area Capitals increased/enhanced Primary SDGs impacted Capitals depleted Embedding ESG excellence as the way we do business Social and relationship capital • Became a member of the ICMM in February 2020 demonstrating a commitment to responsible mining practices • Adopted an approach to the COVID-19 pandemic that prioritised the safety, health and well-being of employees, contractors and communities • Continued constructive engagement with all stakeholders, invested in communities, paid taxes and royalties, and ensured regulatory compliance • A three-year wage deal for the Kroondal operations was signed with AMCU and NUM Natural capital • Advanced our contribution to the fight against climate change with the development of a climate change position paper and response programme • Driving water independence which will result in more water availability for our doorstep communities Manufactured capital • Applying innovation through the development of digital twins for particularly energy-intensive sections as part of the energy and decarbonisation strategy NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS Financial capital Costs incurred in the implementation of our ESG initiatives Natural capital While we mitigate and manage the environmental impact of our activities Focusing on safe production and operational excellence Human capital • Roll-out of bowtie risk assessment methodology and critical control management to realistically manage and control all safety-related risks • Rock mass management study was undertaken to reduce exposure risk to fall-of-ground incidents • The G.E.T. Safe and Zero Harm Strategic Framework continued to prioritise the safety of our employees and contractors Intellectual capital • Introduced a digital first strategy that seeks to use digital technology in a way that applies and adopts digital solutions to realise opportunities and address challenges across the spectrum of the business NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS Financial capital Capital spent on various programmes and initiatives to promote and ensure operational excellence Human capital Notwithstanding all our efforts to prevent harm, regrettably incidents occurred with resulted in fatalities and serious injury CAPITAL TRADE-OFFS – STRATEGIC MANAGEMENT FOR OPTIMUM VALUE CREATION Sibanye-Stillwater Integrated Report 2020 167 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Strategic focus area Capitals increased/enhanced Primary SDGs impacted Capitals depleted Building a values-based culture Human capital • The organisational culture and growth strategy continued in 2020, despite the impact of COVID-19. This is facilitating the development of a far more empowered workforce that is equipped to make values-based decisions, and encourage the right behaviour • A ‘Women-in-Mining’ programme was launched in 2020 the aim of which is to facilitate and promote greater gender diversity and inclusivity across the Group Intellectual capital • An emphasis on Future Ready Leadership and value-based decision making, while incorporating employee wellness and employee learning and development continued across the Group, building capacity of the individual, teams and the Group NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS Financial capital Investment in order to equip all individuals with the requisite training and qualifications to perform their work efficiently, effectively and in a safe manner and for enhancing the capability of all individuals to reach their full working potential requires training investment Optimising capital allocation Financial capital The Group significantly improved its balance sheet by reducing its debt by some R24bn (US$1.7bn). This has long-term benefits for not only the Group but stakeholders as well NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS Prospering in SA’s investment climate Financial capital S&P Global Ratings upgraded Sibanye-Stillwater’s issuer credit rating to ‘BB-’ from ‘B+’ with a Stable outlook. This was a significant achievement for the Group and its stakeholders reflecting an improvement its operating and financial position. The upgrade will improve the Group’s ability to raise money less expensively in capital markets and facilitate more favourable repayment terms Social and relationship capital Strengthening institutional capacity and unlocking and mobilising partnerships and resources to resolve collective challenges NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS Social and relationship capital Challenges arises as a result of the local socio-economic context and the escalating criminal activity remains an ongoing threat and contribute to an increasing cost burden Natural capital Given the continued risk Eskom poses to our SA operations, in the form of unreliable electricity supply, above-inflation tariff increases and carbon- intensive electricity, a priority initiative was the formulation of a South Africa-focused Energy and Decarbonisation strategy CAPITAL TRADE-OFFS – STRATEGIC MANAGEMENT FOR OPTIMUM VALUE CREATION CONTINUED Sibanye-Stillwater Integrated Report 2020 168 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Strategic focus area Capitals increased/enhanced Primary SDGs impacted Capitals depleted Pursuing value-accretive growth Manufactured capital • Increased the Group’s shareholding in DRDGOLD Limited to 50.1%. This transaction not only gives Sibanye-Stillwater majority control of the subsidiary, it cements and extends its longevity in the South African gold mining industry and secures access to proven knowledge and skills in the retreatment of surface tailings • In February 2021, Sibanye-Stillwater announced the acquisition of a 30% stake in Keliber Oy, which owns the Keliber lithium project in Finland currently in development stage. This acquisition not only gives the Group a stake in a new mining project it also facilitates its entry into the battery metals space Natural capital • DRDGOLD’s proven capabilities particularly in terms of reversing the environmental legacy of mining through the retreatment of tailings storage facilities • This investment into Keliber represents the first strategic step by Sibanye-Stillwater’s into the “battery metals” sector, which is complementary to its leading PGM position, with both battery metals and PGMs essential to achieving a “greener” future NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS Financial capital • Just over R1 billion was paid for the additional 12.05% in DRDGOLD • The Keliber Oy acquisition cost €30 million for the initial 30% holding Sibanye-Stillwater Integrated Report 2020 169 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

WHAT WE DID IN 2020 OVERVIEW OF THE OPERATIONAL PERFORMANCE FOR THE YEAR US PGM OPERATIONS The US PGM operations reported mined 2E PGM production of 603,067 2Eoz. This was 2% higher than that reported in 2019, although 3% below the lower end of the revised production guidance for 2020 on account of the fact that the state of Montana was significantly impacted by the second wave of COVID-19 infections during the fourth quarter of the year. All-in sustaining costs (AISC) for 2020 increased by 11% to US$874/2Eoz due to significantly higher sustaining capital, which increased by 32% year- on-year to US$124 million. Higher royalties, taxes and insurance – which increased by approximately US$24 million (US$38/2Eoz of the AISC increase) owing to a 36% higher 2E PGM average basket price at US$1,906/2Eoz - also contributed to higher AISC for the year as did unbudgeted COVID-19 costs of approximately US$6 million or US$10/2Eoz. Despite COVID-19 challenges, total development increased by 3% year-on-year to 27,038m, with development rates improving towards year-end. The Fill the Mill (FTM) project at the East Boulder mine was brought in on time achieving a sustainable annual run rate of 40,000oz per annum in December 2020. 3E PGM recycling for 2020 decreased by 2% to 840,170 3Eoz primarily due to lower deliveries in the second quarter of the year as a result of the disrupted supply chains. Recycling receipts increased significantly in the fourth quarter as supply chains normalised. The recycling operations fed an average of 26.4 tonnes per day of spent catalysts in 2020, 2% lower than 2019, although the rate picked up from 25.4 tonnes per day in H1 2020 to 27.5 tonnes per day in H2 2020, consistent with rates in the second half of 2019. Increased recycling receipts resulted in recycling inventory building to approximately 600 tonnes in Q3 2020 before being drawn down to approximately 400 tonnes by year- end. Recycling inventory is expected to normalise to below 200 tonnes during the first half of 2021, with a resultant release of working capital. The average 2E PGM basket price of US$1,906/2Eoz for 2020 was 36% higher than in 2019, resulting in adjusted EBITDA from US PGM operations of US$795 million, 58% higher than the previous year. The recycling operation contributed approximately US$53 million to this total. Capital expenditure for 2020 was 15% higher than that reported in 2019 at US$269 million with sustaining capital 32% higher at US$124 million and growth capital 3% higher at US$145 million. This was mainly incurred at Stillwater East and in completing the FTM project. Safety, health and well-being Costs Quality Volume Economic value CARES Clean water/ air/ land Total returns Socio- economic stability Upliftment about our... ENVIRONMENT SHAREHOLDERS Safety, health and wellness Costs Quality Volume GOVERNMENT Fair market access COMPANY Assured product Membership COMMUNITIES CUSTOMERS SUPPLIERS ORGANISED LABOUR Better lives EMPLOYEES OPERATING PILLARS AFFECTED STAKEHOLDERS Total returns OUTCOMES DESIRED Assured product Economic value ORGANISED LABOUR CUSTOMERS SHAREHOLDERS EMPLOYEES SUPPLIERS GOVERNMENTS DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS SUCCESSES CHALLENGES Great operational delivery despite COVID-19, further supported by strong metal prices Additional COVID-19 protocols and related adjustment at all segments Stillwater East (Blitz) delay exacerbated by losing summer construction with contractors demobilised during initial COVID-19 period US PGM’s Fill the Mill project brought on line as planned Completed review and approved SA PGM’s K4 and Klipfontein projects, and the Burnstone gold project Sibanye-Stillwater Integrated Report 2020 170 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Stillwater East (Blitz project) update As previously updated, the operating review on the Stillwater East (Blitz) project has indicated a delay of up to two years, with production from the project expected to reach a steady state run rate of approximately 300,000 2Eoz per year in 2024. Stillwater East has experienced various operational challenges and disruptions over the last 18 months, including: • Ground conditions necessitated modifications to mining methods and ground support to ensure safe extraction • Ventilation constraints temporarily resulted in concentrated mining fronts leading to sporadic elevated diesel particulate matter (DPM) levels that required ventilation modifications to remedy • Higher than expected water ingress required extensive grouting campaigns which negatively impacted primary and secondary development efficiencies • COVID-19 negatively affected productivity and caused equipment and material delays as a result of associated supply chain challenges. As a consequence, capital projects not on the project critical path, were delayed in the interest of contractor deployment efficiency. Key project build components were also negatively impacted by some suppliers of key project components declaring a force majeure Following a review, replanning and subsequent project optimisation undertaken during the second half of the year, we are confident that a run rate of 300,000 2Eoz per year will be achieved in 2024. The delay in the production build- up does, however, impact on forecast capital and operating costs. Approximately US$375 million in project capital will be required to reach a steady state of production in the next three years of which AISC for the total US PGM operations is forecast to reduce to an average of US$750/2Eoz (in 2021 monetary terms) once steady state production at Stillwater East is achieved. This will include around US$210/oz of US PGM operations: production and recycling (ounces) annual stay in business capital. US PGM operations: production and recycling (ounces) Mined 2E production 2020 2019 Stillwater 373,625 376,395 East Boulder 229,442 217,579 Total mined 603,067 593,974 Recycling 3E1 at Columbus Metallurgical Complex PGM fed 840,170 853,130 PGM sold 673,893 750,087 PGM tolled returned 100,090 126,758 1 2E PGM production represent platinum and palladium, while 3E represent platinum, palladium and rhodium SA PGM OPERATIONS The operational performance of the SA PGM operations was commendable considering the sizeable challenges and operating adjustments required during the year. The operations recorded 4E PGM production of 1,576,507 4Eoz for 2020 (including attributable ounces from Mimosa), which was 9% above the upper limit of revised annual guidance of 1.35 – 1.45 million 4Eoz. This performance owed to production building back to pre-COVID-19 levels by November 2020, well ahead of expectations with PGM production for H2 2020 40% higher than for H1 2020. Production for 2020 was 2% lower than 2019 but, due to the acquisition of Lonmin (the Marikana operation) in June 2019, it is not directly comparable. The integration of the Marikana operation progressed smoothly notwithstanding the COVID-19 interruptions, delivering corporate and operational synergies of approximately R1.83 billion a year by year-end. This was well above initial transaction estimates of approximately R730 million a year. Considering the impact of COVID-19 on production and additional COVID-19- related expenses, costs for 2020 were well contained with AISC of R18,280/4Eoz (US$1,111/4Eoz) below the revised market guidance of R18,500-R20,500/4Eoz. As a result of the transition of the Rustenburg operation from a purchase of concentrate processing arrangement with Anglo American Platinum to toll processing (explained in detail in the 2019 Integrated Stillwater valley at our US PGM operations Sibanye-Stillwater Integrated Report 2020 171 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Report), as well as the inclusion of the Marikana operations from June 2019, which significantly impacted AISC on a production weighted basis, full-year AISC comparison between 2020 and 2019 is not appropriate. Comparing AISC for H2 2020 with H2 2019 is more representative. AISC of R17,586/4Eoz (US$1,082/4Eoz) in H2 2020 was 11% higher than that of H2 2019, primarily owing to lower production year-on-year (6% lower due to the build-up after the COVID-19 lockdown) and higher royalties, which added R975 million or R1,061/4Eoz (US$65/4Eoz) to AISC. Capital expenditure of R2,197 million (US$133 million) for 2020 was lower than the guidance of R3,100 million (US$214 million) at the beginning of the year due to the impact of the COVID-19 lockdown and restrictions on the operations. The capital underspend in 2020 will be caught up during 2021, which includes delayed equipment deliveries such as trackless mobile machinery rebuilds for mechanised operations, fire retardant belting and the rehabilitation of tailing storage facilities at Marikana operations. Underpinned by the consistently strong operational performance and significantly higher PGM prices, with the average 4E PGM basket price of R36,651/4Eoz (US$2,227/4Eoz) for 2020 – 83% higher than in 2019 – the profitability of the SA PGM operations was significantly higher. Adjusted EBITDA for 2020 of R29,075 million (US$1,767 million) was 231% higher than adjusted EBITDA of R8,796 million (US$608 million) in 2019, with the average adjusted EBITDA margin increasing from 32% in 2019 to 53% in 2020. SA GOLD OPERATIONS Gold production for 2020 from the SA gold operations (including DRDGOLD) increased by 5% to 30,561kg (982,559oz) with production from the managed SA gold operations (excluding DRDGOLD) recorded at 25,190kg (809,877oz). This was 3% above the upper end of revised guidance for the year and only 13% below the lower end of the initial pre- COVID-19 guidance for 2020. This was primarily due to the operations achieving normalised production levels from the COVID-19 lockdown sooner than expected. Total tonnes milled for 2020 declined by 1% compared to 2019, with the yield increasing by 6% to 0.74g/t driven by an 8% increase in underground yield to 5.22g/t. This was a function of the preferential deployment of returning employees to higher grade areas in order to maximise revenue post lockdown. With underground operations back to full production in November 2020, we expect to see underground yields moderating to long-term averages. AISC for the SA gold operations (including DRDGOLD) was well contained for 2020 despite the initial disruptive impact of COVID-19, increasing by 4% to 743,967/ kg (US$1,406/oz) compared to 2019 (9% lower in USD terms, from US$1,544/oz to US$1,406/oz). This was despite ore reserve development (ORD) expenditure and sustaining capital increasing by 34% and 88% respectively for 2020 compared to 2019, which was affected by the strike in the first half of the previous year. Capital spend on ORD and sustaining capital is likely to remain elevated until 2023 due to catch up from the 2019 and 2020 disruptions in order to maintain mining. In addition to the above costs which impacted AISC, royalties for the SA operations (excluding DRDGOLD) and community costs increased by 93% to R142 million and 138% to R135 million respectively. This solid operational performance together with a 43% higher average gold price received of R924,764/kg (US$1,747/ oz) in 2020, resulted in the adjusted EBITDA margin for the SA gold operations increasing to 28% in 2020 compared to a negative 5% adjusted EBITDA margin for 2019 and a significantly higher positive adjusted EBITDA of R7,770 million (US$472 million) compared with an adjusted EBITDA loss of R969 million (US$67 million) for 2019. Approximately 78% of adjusted EBITDA in 2020 was generated in the second half of the year, which was a more representative period, suggesting a significant upside in 2021. DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS CONTINUED SA gold’s Beatrix operation Sibanye-Stillwater Integrated Report 2020 172 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

SA and US PGM operations (2020) Total PGM operations SA PGM operations US PGM operations Total Marikana Kroondal Mimosa Platinum Mile Rustenburg Stillwater Production (attributable)1 Ore milled 000t 33,903 32,416 9,056 2,997 1,414 8,489 10,460 1,487 Underground 000t 16,911 15,424 5,609 2,997 1,414 – 5,404 1,487 Surface 000t 16,992 16,992 3,447 – – 8,489 5,056 – Plant head grade g/t 2.56 2.04 2.62 2.46 3.60 0.77 2.24 13.84 Underground g/t 4.26 3.34 3.70 2.46 3.60 – 3.38 13.84 Surface g/t 0.86 0.86 0.86 – – 0.77 1.02 – Plant recoveries % 78.17 74.14 79.56 83.05 75.02 18.48 74.57 90.38 Underground % 86.01 83.96 84.94 83.05 75.02 – 85.83 90.38 Surface % 39.63 39.63 42.05 – – 18.48 34.70 – Yield g/t 2.00 1.51 2.08 2.04 2.70 0.14 1.67 12.51 Underground g/t 3.67 2.80 3.14 2.04 2.70 – 2.90 12.51 Surface g/t 0.34 0.34 0.36 – – 0.14 0.35 – PGM production (4E/2E) 000oz 2,180 1,577 656 197 123 39 562 603 Underground 000oz 1,993 1,390 566 197 123 – 504 603 Surface 000oz 187 187 90 – – 39 58 – PGM sales (4E/2E) 000oz 2,171 1,576 677 197 116 39 548 594 Price and costs2 Average PGM basket price received3 R/oz 35,125 36,651 35,763 40,435 30,871 28,574 36,962 31,373 US$/oz 2,134 2,227 2,173 2,457 1,876 1,736 2,246 1,906 Adjusted EBITDA margin4% 42 53 48 64 57 32 53 61 All-in sustaining cost5 R/oz 17,138 18,280 19,836 13,512 14,380 11,161 18,624 14,385 US$/oz 1,041 1,111 1,205 821 874 678 1,131 874 All-in cost5 R/oz 18,323 18,317 19,886 13,512 14,380 11,668 18,624 18,339 US$/oz 1,113 1,113 1,208 821 874 709 1,131 1,114 Capital expenditure2 Ore reserve development Rm 2,364 1,125 708 – – – 417 1,239 Sustaining capital Rm 1,847 1,052 515 188 414 23 326 795 Growth projects Rm 2,405 15 – – – 20 – 2,385 Total Rm 6,615 2,197 1,223 188 414 43 743 4,419 US$m 402 133 74 11 25 3 45 269 Average exchange rate in 2020 was R16.46/US$ Figures may not tally as they are rounded independently The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material which is excluded from the statistics shown above 1 Kroondal and Mimosa represent 50% attributable production while Platinum Mile is 91.7% owned and 100% incorporated 2 The Group and total SA PGM operations’ unit cost benchmarks and capital expenditure excludes the financial results of Mimosa, which is equity accounted, and excluded from revenue and cost of sales 3 The average PGM basket price is the PGM revenue per 4E/2E ounce prior to a purchase-of-concentrate adjustment 4 Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue 5 All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) is calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period Sibanye-Stillwater Integrated Report 2020 173 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

SA and US PGM operations (2019) Total PGM operations SA PGM operations US PGM operations Total Marikana Kroondal Mimosa Platinum Mile Rustenburg Stillwater Production (attributable)1 Ore milled 000t 33,035 31,624 6,793 4,060 1,357 8,035 11,379 1,411 Underground 000t 18,540 17,129 4,717 4,060 1,357 0 6,995 1,411 Surface 000t 14,495 14,495 2,076 0 0 8,035 4,384 0 Plant head grade g/t 2.70 2.18 2.78 2.46 3.58 0.73 2.59 14.29 Underground g/t 4.12 3.28 3.61 2.46 3.58 0 3.48 14.29 Surface g/t 0.89 0.89 0.91 0 0 0.73 1.16 0 Plant recoveries % 76.78 72.44 80.06 82.53 75.26 10.89 73.74 91.61 Underground % 85.22 82.93 85.43 82.53 75.26 0 82.82 91.61 Surface % 26.52 26.52 31.65 0 0 10.89 30.27 0 Yield g/t 2.07 1.58 2.23 2.03 2.69 0.08 1.91 13.09 Underground g/t 3.51 2.72 3.08 2.03 2.69 0 2.88 13.09 Surface g/t 0.23 0.23 0.29 0 0 0.08 0.35 0 PGM production (4E/2E) 000oz 2,202 1,608 508 265 118 21 698 594 Underground 000oz 2,093 1,499 468 265 118 0 648 594 Surface 000oz 109 109 39 0 0 21 49 0 PGM sales (4E/2E) 000oz 1,884 1,305 472 265 118 21 431 578 Price and costs2 Average PGM basket price received3 R/oz 20,090 19,994 20,601 20,253 18,640 17,583 19,305 20,287 US$/oz 1,389 1,383 1,425 1,401 1,289 1,216 1,335 1,403 Adjusted EBITDA margin4% 30 32 22 43 43 21 37 55 All-in sustaining cost5 R/oz 13,854 14,857 17,735 10,771 12,058 11,006 14,429 11,337 US$/oz 958 1,027 1,226 745 834 761 998 784 All-in cost5 R/oz 14,843 14,875 17,756 10,771 12,058 11,658 14,432 14,763 US$/oz 1,026 1,029 1,228 745 834 806 998 1,021 Capital expenditure2 Ore reserve development Rm 2,065 1,029 529 0 0 0 501 1,036 Sustaining capital Rm 1,525 1,203 660 213 343 13 316 322 Growth projects Rm 2,050 15 0 0 0 13 2 2,035 Total Rm 5,641 2,248 1,189 213 343 27 819 3,393 US$m 390 155 82 15 24 2 57 235 Average exchange rate in 2019 was R14.46/US$ Figures may not tally as they are rounded independently The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into South African rand. In addition to the US PGM operations’ underground production, recycled material is treated, which is excluded from the statistics 1 Kroondal and Mimosa represent 50% attributable production while Platinum Mile is 91.7% owned and 100% incorporated 2 The Group and total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted, and excluded from revenue and cost of sales 3 The average PGM basket price is the PGM revenue per 4E/2E ounce prior to a purchase-of-concentrate adjustment 4 Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue 5 All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) is calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS CONTINUED Sibanye-Stillwater Integrated Report 2020 174 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

SA gold operations (2020) Unit Total Driefontein Kloof Beatrix Cooke DRDGOLD Production Ore milled 000t 41,226 1,224 6,895 1,908 4,569 26,630 Underground 000t 4,202 1,224 1,569 1,409 – – Surface 000t 37,024 – 5,326 499 4,569 26,630 Yield g/t 0.74 6.36 1.59 2.77 0.26 0.20 Underground g/t 5.22 6.36 5.77 3.62 – – Surface g/t 0.23 – 0.36 0.35 0.26 0.20 Gold production kg 30,561 7,790 10,948 5,280 1,172 5,371 000oz 983 250 352 170 38 173 Underground kg 21,953 7,790 9,057 5,106 – – 000oz 706 250 291 164 – – Surface kg 8,608 – 1,891 174 1,172 5,371 000oz 277 – 61 6 38 173 Gold sales kg 30,136 7,554 10,752 5,286 1,125 5,419 000oz 969 243 346 170 36 174 Price and costs Gold price received R/kg 924,764 899,325 910,984 882,312 924,089 932,091 US$/oz 1,747 1,699 1,721 1,667 1,746 1,761 Adjusted EBITDA margin1% 28 27 29 18 (26) 41 All-in sustaining cost2 R/kg 743,967 788,708 764,007 816,591 661,422 604,650 US$/oz 1,406 1,490 1,444 1,543 1,250 1,143 All-in cost2 R/kg 756,351 788,708 778,460 816,629 661,422 613,176 US$/oz 1,429 1,490 1,471 1,543 1,250 1,159 Capital expenditure Ore reserve development Rm 1,786 742 722 322 – – Sustaining capital Rm 967 187 392 93 – 295 Growth projects3 Rm 244 – 155 – – 46 Total Rm 2,997 929 1,270 415 – 341 US$m 182 56 77 25 – 21 Average exchange rate in 2020 was R16.46/US$ Figures may not tally as they are rounded independently 1 Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue 2 All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) is calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period 3 Growth project expenditure for 2020 includes corporate project expenditure to the value of R42 million (US$3 million) – the majority of which was related to various IT projects and the Burnstone project Sibanye-Stillwater Integrated Report 2020 175 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

SA gold operations (2019) Unit Total Driefontein Kloof Beatrix Cooke DRDGOLD Production Ore milled 000t 41,498 906 7,357 2,489 4,328 26,418 Underground 000t 4,084 898 1,489 1,622 75 0 Surface 000t 37,414 8 5,868 867 4,253 26,418 Yield g/t 0.70 5.69 1.48 2.46 0.30 0.21 Underground g/t 4.85 5.74 5.96 3.54 0.43 0 Surface g/t 0.25 0.38 0.34 0.43 0.30 0.21 Gold production kg 29,009 5,155 10,863 6,118 1,291 5,582 000oz 933 166 349 197 42 179 Underground kg 19,801 5,152 8,872 5,745 32 0 000oz 637 166 285 185 1 0 Surface kg 9,208 3 1,991 373 1,259 5,582 000oz 296 0 64 12 40 179 Gold sales kg 28,743 5,096 10,829 5,978 1,288 5,552 000oz 924 164 348 192 41 179 Price and costs Gold price received R/kg 648,662 648,175 628,728 635,430 643,168 652,197 US$/oz 1,395 1,394 1,352 1,367 1,383 1,403 Adjusted EBITDA margin1% (5) (40) (3) (1) (43) 24 All-in sustaining cost2 R/kg 717,966 1,016,228 722,698 685,346 520,497 514,932 US$/oz 1,544 2,186 1,555 1,474 1,120 1,108 All-in cost2 R/kg 735,842 1,016,228 732,755 685,698 520,497 521,956 US$/oz 1,583 2,186 1,576 1,475 1,120 1,123 Capital expenditure Ore reserve development Rm 1,337 513 590 233 0 0 Sustaining capital Rm 514 163 238 71 0 43 Growth projects3 Rm 215 0 109 2 0 39 Total Rm 2,066 676 937 306 0 82 US$m 143 47 65 21 0 6 Average exchange rate in 2019 was R14.46/US$ Figures may not tally as they are rounded independently 1 Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue 2 All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period 3 Growth project expenditure for 2019 included corporate project expenditure to the value of R65 million (US$5 million) – the majority of which was related to the Burnstone project DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS CONTINUED Sibanye-Stillwater Integrated Report 2020 176 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

FUTURE FOCUS – OPERATIONAL OUTLOOK In addition to the 2021 production guidance, the Group shared a four-year guidance to enable the market to understand the outlook of the segments based on current operations at 18 February 2021. 2021 Production guidance 3 2021 Production All-in sustaining costs Total capital US PGM operations (2E mined) 670 – 680 koz US$840 – 860/oz 4 US$300 – 320m (incl US$175– 185m project capex) US Recycling (3E) 790 – 810 koz n/a n/a SA PGM operations 2 (4E PGMs) 1.75 –1.85 moz² R18,500 – 19,500/4Eoz (US$1,230 – 1,295/4Eoz)¹ R3,800m (US$253m)¹ SA gold operations (excluding DRDGOLD) 27,500 – 29,500kg (884koz – 948koz) R760,000 – R815,000/kg (US$1,576 – 1,690/oz) R4,025m (incl R425m project capex) (US$268m incl. US$28m)1 1 Estimates are converted at an exchange rate of R15.00/US$ 2 SA PGM operations’ production guidance includes 50% of the attributable Mimosa production, although AISC and capital excludes Mimosa due to it being equity accounted; SA PGM excludes production and costs from the K4 and Klipfontein projects 3 Guidance does not take into account the impact of unplanned events (including unplanned COVID-19 related disruptions) 4 US PGM AISC was impacted by tax and royalties paid based on PGM prices, current guidance was based on spot 2E PGM prices of US$1,680/oz FOUR-YEAR PRODUCTION GUIDANCE US PGM OPERATIONS All operations include Stillwater East • Underground production building up to ~850koz 2E by 2024 and recycling of ~850koz 3E • AISC to stabilise at ~ US$750/oz (in 2021 terms) 1 Cost and capital are in 2021 terms. Royalties and taxes included in AISC have been assumed based on a US$1,680/oz 2E price for year 2021 and US$1,440/oz for 2022 to 2024. Royalties and taxes increase by approximately US$5/oz for every US$100 increase in the PGM basket (2E) US PGM s - C 1 2020 Capital – ORD and sustaining (US$m) 2021 (FC) 2022 (FC) 2023 (FC) 2024 (FC) US$m 0 50 100 150 200 250 300 350 Capital – project (US$m) US PGM s - P AISC 1 2020 2021 (FC) 2022 (FC) 2023 (FC) 2024 (FC) 2E/3E koz PGM Produc tion US$/oz AISC 0 500 1,000 1,500 2,000 0 200 400 600 800 1,000 Recycling (3Ekoz) Mine production (2Ekoz) AISC (US$/oz) (RHS) (excluding recycling) Sibanye-Stillwater Integrated Report 2020 177 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

SA PGM OPERATIONS SA GOLD OPERATIONS 1 Cost and capital are in 2021 terms. Royalties and taxes included in AISC have been assumed based on a US$1,680/oz 2E price for year 2021 and US$1,440/oz for 2022 to 2024. Royalties and taxes increase by approximately US$5/oz for every US$100 increase in the PGM basket (2E) 2 All costs are in 2021 terms. Exchange rate of R/US$15.00 was used for relevant conversions for the period between 2021 to 2024. SA PGM profiles exclude production and costs from the K4 and Klipfontein projects 3 All costs are in 2021 terms. Outlook numbers exclude DRDGOLD. Exchange rate of R/US$15.00 was used for relevant conversions from year 2021 – 2024 Stillwater East (previously referred to as the Blitz project) • The Stillwater East (Blitz project) production building-up to steady state run-rate of ~300koz 2E oz in 2024 • Project capital forecast at US$375m over next three years • US PGM operations steady state AISC forecast to reduce to ~US$750/oz 1 from 2024 DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS CONTINUED AISC 1 (2E) Working costs 2021 (FC) 2022 (FC) 2023 (FC) 2024 (FC) US$/oz 0 200 400 600 800 1,000 Royalties and taxes Other SIB US PGM - ss 1 2021 (FC) 2022 (FC) 2023 (FC) 2024 (FC) 2E mine productio n US$/2Eoz 0 300 600 900 0 200 400 600 800 1,000 1,200 AISC (US$/oz) AIC (US$/oz) East Boulder Stillwater West 2E oz Stillwater East 2E oz SA s C (R US) 2021 (FC) 2020 2022 (FC) 2023 (FC) 2024 (FC) Rm US$m 0 1,000 2,000 3,000 4,000 5,000 0 50 100 150 200 250 300 Capital (Rm) excluding Burnstone Capital (RHS) excluding Burnstone SA s P AISC (R) 2021 (FC) 2020 2022 (FC) 2023 (FC) 2024 (FC) Production (kg) R/kg AISC 0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 0 300,000 600,000 900,000 Production (kg) excl Burnstone AISC (R/kg) (RHS) excluding Burnstone SA PGM s C (R US) 2 2021 (FC) 2020 2022 (FC) 2023 (FC) 2024 (FC) Rm US$m 0 1,000 2,000 3,000 4,000 0 50 100 150 200 250 300 Capital (Rm) Capital (US$m) (RHS) SA PGM s P AISC (R) 2 2021 (FC) 2020 2022 (FC) 2023 (FC) 2024 (FC) 4E PGM Productio n R/oz AISC 0 0.5 1.0 1.5 2.0 0 5,000 10,000 15,000 20,000 25,000 Reduction (4Emoz) excluding projects AISC (R/oz) (RHS) Sibanye-Stillwater Integrated Report 2020 178 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

MAJOR CAPITAL PROJECTS NEW PROJECTS In February 2021, the Group’s board approved three new major projects with returns demonstrated to exceed our South African investment hurdle rate, which remains elevated due to the adverse investment climate. The K4 SA PGM project, the Klipfontein SA PGM project (50% attributable to the Group) and the SA gold Burnstone project will be initiated during 2021. Summary of the approved projects are as follows: Description Project capex* Steady state production p.a and costs Employment potential IRR NPV* (@15% real discount rate) Payback period K4 project (PGMs) • Mining both Merensky and UG2 reefs (high rhodium content) at 1.3km • R4.4 billion sunk capital invested by Lonmin • ~11.5m 4Eoz produced 50-year life of mine ~R3.9bn (US$260m) over 8 years • ~250koz • ~ R16,051/4Eoz (US$1,070/4Eoz) average operating cost 4,380 jobs 33% or 80% at spot R3bn (US$200m) or R21bn (US$1.4bn) at spot 6 years or 4 years at spot Klipfontein (PGMs)# • Shallow open pit operation – UG2 reef at depth of approx. 45m • 50/50 JV with Anglo American Platinum (under the current PSA) R66m (US$4.4m) project capital* • ~37,000 4Eoz • ~R8,754/4Eoz (US$584/4Eoz) average operating cost 124 jobs 70% or 110% at spot R740m (US$49m) or R2.1bn (US$140m) at spot 4 months or 2 months at spot Burnstone • Mining Kimberly reef to an average depth of 550m (deepest 1.05km) • Existing infrastructure with sunk capital - acquired for R1 with the Wits Gold acquisition in 2015 Project capex* of ~R2.3bn (US$153m) over 14 years • ~138,000oz • ~R415,866/ kg (US$862/ oz) average operating cost 2,500 jobs 24% or 39% at spot ~R1.4bn (US$93m) or ~R3.8bn (US$253m) at spot 7 years or 6 years at spot * Project capital exclude ORD and SIB capex. Note all Rand (ZAR) amounts disclosed have been converted at R/US$15.00 # Numbers disclosed represent 100% of the Klipfontein project, of which 50% is attributable to Sibanye-Stillwater Commodity price and exchange rate assumptions Metal price Unit 2021 Thereafter Spot prices (8 Feb 2021) Platinum US$/oz 900 880 1,117 Palladium US$/oz 1,900 1,600 2,328 Rhodium US$/oz 8,500 5,650 21,800 Gold US$/oz 1,605 1,500 1,806 ZAR/USD R/US$ 15.50 15.00 15.03 Sibanye-Stillwater Integrated Report 2020 179 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS CONTINUED Notes: Circles illustrate the potential ounces, colour of the circles indicates the current status of the project (based on the Project Status legend in the top left corner); the grouping of the years reflects when the projects are envisioned to be taken to the next level from a project status point of view such as feasibility level or even to the Investment Committee for approval. Some of these projects might be developed at a later time, however, their position in the timeline is determined on the respective amount of work required. More information about the projects in South Africa is available in the 2020 year-end results booklet available at https://www.sibanyestillwater.com/news-investors/reports/quarterly/2020/ and the Mineral Reserves and Resources report available at: www.sibanyestillwater.com/news-investors/reports/annual/. INCREASING CONFIDENCE / LESS RISK 15 9 21 24 14 12 13 11 19 18 20 7 4 17 10 8 6 23 5 21 22 2 1 3 16 2-5 years To complete 2021 Completed 2020 5-10 years >10 years The Group also has a considerable number of projects in South Africa (at various stages) which could potentially be developed consistent with developments in the economic and regulatory environment. PGM and gold projects Reserve Est (Moz) 1 Marikana K4 (Both) 13.30 2 Marikana E3D (UG2) 2.75 3 KDL Klipfontein (UG2) 0.18 4 Siphumelele 2 (Both) 2.76 5 Siphumelele 1 (UG2) 12.99 6 Marikana E4 (UG2) 6.03 7 Boschfontein (Both) 0.95 8 Kroondal 5# (UG2) 2.16 9 MK2 Decline (Both) 5.26 10 Newman (MER) 1.44 11 Saffy Deeps (UG2) 12.89 12 Pandora Deeps (UG2) 7.69 13 TURK (Both) 7.41 14 Thembelani extension (Both) 13.39 15 Bathopele Opencast (30%) 0.08 16 KDL Tailings (3 dams) 2.37 17 Baobab 5.04 18 Akanani 27.6 19 Blue Ridge 1.8 20 Marikana tailings 0.75 21 Kloof 4 Decline 0.34 22 Burnstone 2.18 23 De Bron Merriespruit 2.10 24 Bloemhoek 0.70 Feasibility complete Pre-feasibility phase Concept phase Infrastructure at the SA gold Burnstone project The K4 hear gear at the SA PGM operations Sibanye-Stillwater Integrated Report 2020 180 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Project in Europe - Keliber lithium hydroxide (LiOH) project In February 2021, Sibanye-Stillwater announced its entry into the battery metals space following an acquisition of a 30% stake in the Keliber LiOH project at a cost of EUR30 million. The Group has the option to increase the stake over 50% after the advance definitive feasibility has been completed in 18 to 24 months. Keliber is expected to be the first fully- integrated lithium producer in Europe with direct access to market from Port of Kokkola into the heart of Europe. The project is located in Finland, an ideal geography rated in the top five mining jurisdictions by the Frazer Institute. The project is at an advanced stage and currently has declared Mineral Reserves of 9.3 million tonnes with an estimated 13 years of life of mine. Based on previous estimates, first production is expected in 2024 with 15,000 tonnes of annual run rate. More information is available at https://www.sibanyestillwater.com/news- investors/news/transactions/keliber/. Projects in the Americas The Group advances its exploration assets through strategic relationships with focused exploration companies. Altar The Altar project, located within the San Juan province, Argentina, is an advanced stage porphyry copper-gold exploration project. Aldebaran Resources Inc (Aldebaran), a subsidiary of Regulus Resources Ltd, has entered into a JV and option agreement with Stillwater Canada LLC, an indirect subsidiary of Sibanye-Stillwater, to acquire up to an 80% interest in Peregrine Metals Ltd (Peregrine), a wholly-owned subsidiary of Sibanye-Stillwater, which owns the Altar copper-gold project. Sibanye-Stillwater also retains an indirect exposure to all Aldebaran assets (including the Rio Grande project) through its 19.9% shareholding in Aldebaran. Aldebaran is the operator of the JV. As at 31 December 2020, Sibanye- Stillwater’s interest in Altar was 40%. Rio Grande The Rio Grande exploration stage project (owned and managed by Aldebaran) is a copper-gold porphyry deposit with an associated iron oxide copper-gold (IOCG) style alteration, located in north-western Argentina. The Mineral Resource of the Rio Grande deposit is reported on an attributable basis based on the Group’s 19.9% shareholding in Aldebaran. Marathon The Marathon project is a PGM-gold- copper project, situated 10km north of Marathon, Ontario province, Canada. Sibanye-Stillwater concluded an acquisition agreement with Generation Mining Limited (Gen Mining) in 2019 through which Gen Mining acquired a 51% interest in the Marathon project and formed an unincorporated JV with Stillwater Canada Inc, in exchange for a cash consideration of CAD$3 million and a 12.9% equity interest in Gen Mining. Gen Mining has the option to earn up to an 80% interest through spending of CAD$10 million and preparing a preliminary economic assessment within four years of the property acquisition date, marked as 11 July 2019. Gen Mining is the operator of the JV and has assumed all liabilities of the property. During 2020, Gen Mining increased its stake, reducing Sibanye-Stillwater’s effective interest to 26%. This includes the direct interest of 19.3% in the project and indirect interest through the Group’s investment in Gen Mining. Denison The Denison project was acquired as part of the Lonmin transaction in June 2019. The Denison project is a PGM exploration project on the Sudbury Igneous Complex (SC), approximately 30km to the west- southwest of the town of Sudbury, Canada, and includes two zones adjacent to the old workings of the Crean Hill mine (the 109FW and 9400 zones). During 2019, a binding letter agreement with Wallbridge Mining was executed whereby Wallbridge was appointed as the operator of the revised Denison property with responsibilities including the raising of necessary funding, implementation of the business plan and management of the daily operations of Loncan. At the end of December 2020, Wallbridge owned 18% of the project and Sibanye-Stillwater owns 64.9%. Lithium hydroxide ore from the Keliber project Sibanye-Stillwater Integrated Report 2020 181 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

EMPOWERING OUR WORKFORCE SUCCESSES CHALLENGES WHAT WE DID IN 2020 Fast-tracked leadership development through online development conversations Adjusting to living and working with COVID-19 and the impact of the lockdown and pandemic on the employee morale and availability of labour Managing vulnerable employees, the well-being of employees and the return to work processes No industrial action recorded across the Group in 2020 Total percentage of female employees increased to 13.3% (2019: 12.6%) with female board members increasing from 18% to 25% Safety, health and well-being Costs Quality Volume Economic value CARES Clean water/ air/ land Total returns Socio- economic stability Upliftment about our... ENVIRONMENT SHAREHOLDERS Safety, health and wellness Costs Quality Volume GOVERNMENT Fair market access COMPANY Assured product Membership COMMUNITIES CUSTOMERS SUPPLIERS ORGANISED LABOUR Better lives EMPLOYEES OPERATING PILLARS AFFECTED STAKEHOLDERS OUTCOMES DESIRED Economic value Membership Better lives Upliftment Socio- economic stability ORGANISED LABOUR GOVERNMENT EMPLOYEES Benchmarks Status Page reference Group 30% of the Group’s entire workforce to be women by 2025 In progress Refer to page 191 SA operations 50% representation of historically disadvantaged persons at Board and Group Exco level by 2023 In progress Refer to page 193 60% representation of historically disadvantaged persons at senior and middle management level by 2023 In progress Refer to page 193 20% of historically disadvantaged people who are female at Board and Executive level by 2023 In progress Refer to page 191 23% of historically disadvantaged people who are female at middle management level by 2023 In progress Refer to page 191 30% of historically disadvantaged people who are female at junior management level by 2023 In progress Refer to page 191 Representation of employees with disabilities to be 1.5% by 2023 In progress Refer to page 193 Human resource development expenditure increased to 5% of the total payroll expenditure by 2023 In progress Refer to page 197 US operations Evaluate implementation of Learning Management System In progress Refer to page 195 Complete succession plan down to superintendent level Completed Refer to page 196 Create a Women-in-Mining chapter that include research opportunities in benefits to support diversity efforts In progress Added infertility benefits to health plans Refer to page 192 SDGs reflected in this section: NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS SA gold operations, SA PGM operations and SA Integrated Services, were given provisional accreditation by the SABPP, with SA PGM operations taking top honours in the awards in recognition of true transformation in HR strategy and services. The SA gold operations were also nominated in this category Sibanye-Stillwater Integrated Report 2020 182 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

APPROACH Sibanye-Stillwater is a labour-intensive business, employing and contracting more than 84,000 people at its SA and US operations in a wide variety of trades and professions. Employees, therefore, play an integral part in the achievement of our operational targets and, ultimately, in the delivery of our strategy to create superior value for all stakeholders. It is only when our workforce is motivated and productive that our strategy can be most effectively accomplished. It is our objective to equip and empower our employees with the right skills and resources so that they are able to perform at their peak. Culture and values has been identified as one of our material focus areas and we strive to instil a values-based workforce that is committed, accountable and respectful – all key values in our CARES value proposition. For more information, refer to Our material issues section. Diversity, in all its forms, is considered a great source of strength and is materially important for the Group and vital to driving and achieving superior value creation for all stakeholders. It is also a key agenda of the Organisational growth strategy to promote greater diversity and inclusivity across the Group. We aim to recruit and retain a highly qualified, skilled and diverse workforce. We pay competitive salaries that, in addition to a basic wage, include significant variable incentives and other benefits, which enable our employees to provide for their families and indirectly, the broader community (see Remuneration report and Social upliftment and community development). Sibanye- Stillwater provides employment and rewarding career growth opportunities as well as opportunities for personal development (refer to page 196 on Talent management and career growth). In an effort to retain our employees we provide opportunities for a rewarding career as well as learning and skills development. To support the Group’s social performance objectives of the ESG strategy, our approach is to prioritise local recruitment so that these employees can not only provide for their families but also facilitate economic upliftment of the broader community. It is estimated that in South Africa specifically, each person employed in mining supports 10 direct dependants and for every job in mining at least two more jobs are created up and downstream 1. This suggests that Sibanye-Stillwater’s business in South Africa benefits well over one million people. 1 Minerals Council South Africa: Putting SA back on the global mining map – 06 September 2019 ORGANISATIONAL GROWTH Sibanye-Stillwater has undergone significant growth and geographical diversification over the last few years. The 2017 HR strategy, ‘People@Sibanye- Stillwater’ was re-envisioned and the Organisational Growth department was established in 2019 operating on the philosophy of “integral, inclusivity and interconnectedness”. Proactive leadership is required to guide the Group through this growth period and anticipate, prevent and prepare for any negative impacts on the operations and our employees. This creates the need for future-ready leadership, an agile and responsive leadership style that provides and translates a clear and transformational vision, while taking all strategic, operational and interpersonal elements into account. Leadership has to be role-models of the desired values-based decision-making culture and have future-ready leadership characteristics. This requires deep introspection and growth in all leaders and their respective teams. The pictorial below sets out which future-ready leadership characteristics are required to move the organisation forward. Growth will not occur spontaneously or be sustained without formal interventions and re-enforcement. It is for this reason that the Organisational Growth department was established. This department adopted a purpose that by 2025, the Organisational Growth team will co-create an integrally informed, values-based global leader in mining that delivers sustainable value through engaged stakeholders. Strategic human resources were repositioned with an emphasis on future ready leadership and values-based decision making, while incorporating employee wellness and employee learning and development. The capacity in this area was built to focus on the optimisation of individual, group and organisational behaviour in the context of the society in which we operate. Leadership development will continue to drive the leadership agenda in 2021. Talent, performance and leadership development have been clustered under the function of the Organisational Development department – a deliberate shift to an integral synthesis of concepts resulting in a pro-active leadership management pipeline, the ability to use psychometric assessments to determine return on investment of individuals and collective growth and the ability to build the employee value proposition of the Group. Future ready dialogue: Defining future leader characteristics Sibanye-Stillwater Integrated Report 2020 183 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

• Purpose and ethics • Transparency • Investments in people • Visionary, inclusive leadership • Team mechanics and dynamics • Programmes from all directions • Systematic enablement • COVID-19 vaccination • Employee assistance • Nine areas of well-being • SOHO • Humanistic workplace • Culture of inclusivity • Fair • Clear goalsetting • Coaching and mentoring • Development of managers • Leadership development • People job fit • People culture fit • Autonomy • Levels of work • Question of existence Trust and leadership credibility Shared vision and purpose and CARES values Integral well-being Growth opportunities through focused career pathing Integral talent, leadership and performance management Strategy in Action and virtual engagement across boundaries Enabling and engaging work environment Meaningful work EMPLOYEE VALUE PROPOSITION INTEGRAL COMMUNITIES EMPOWERING OUR WORKFORCE CONTINUED Supportive management Employees working at the SA PGM Precious metals refinery Sibanye-Stillwater Integrated Report 2020 184 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Accountability, governance and assurance ACCOUNTABILITY Board • Remuneration Committee • Audit Committee • Social, Ethics and Sustainability Committee • The Health and Safety Committee of the Board • Nominating and Governance Committee Executive Committee • Executive Vice President – Organisational Growth • The ESG committee of the Group Executive Committee • Transformation Committee Operational • Human Resouces (HR) Transactional Service Centres are de-centralised • Operational heads are supported by the Senior Vice Presidents (SVP) for human resources and organisational development at the operations • Vice President (VP) for transformation supports and drives transformation • Employment Equity committees at each mining right area with a centralised employment equity oversight committee • Gender-related matters are progressed through the various women in mining committee structures within the business. All operations have set up gender working groups to address gender equality • Under the tree sessions to engage with the employees RELEVANT LEGISLATION AND REGULATIONS • UN Global Compact Principles • International Labor Organization (ILO) Conventions on Labor Standards South Africa • Revised Broad-Based Black Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry (Mining Charter III), 2018 • The Labour Relations Act • Employment Equity Act United States • Montana Human Rights Bureau • Fair Labor Standards Act • National Labor Relations Act • Civil Rights Act • Equal Pay Act • Age Discrimination in Employment Act ASSURANCE Sibanye-Stillwater’s human resources performance is monitored and audited by several external agencies such as the Department of Employment and Labour (and in the US by the Department of Labor and Industry) and the Department of Mineral Resources and Energy. The South African Commission on Gender Equality as well as the Human Rights Commission also externally review certain practices. South African Board of People Practices audited our Human Resources practices during 2020. Employment equity key performance indicators are externally assured by PwC (page 307). South African business policy and procedures audits were conducted forming the baseline for the business human resources service delivery framework. The project will continue to review processes in the employee life cycle. GOVERNANCE Key supporting policies and policy statements CARES values, Human Rights policy statement, Management of Diversity policy statement, Child labour policy statement, Code of Ethics, Leave policy that includes the maternity aspects, Sexual harassment policy statement, Overtime policy and Remote working policy Sibanye-Stillwater Integrated Report 2020 185 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

CULTURE GROWTH PROGRAMME Sibanye-Stillwater has experienced significant growth and change over the last few years on the back of several value- accretive acquisitions. The consolidation resulted in the combination of various cultures and behaviour characteristics of the acquired companies. To address this and to build a united organisational culture across the Group, Sibanye-Stillwater launched the Culture growth programme in November 2019. The objective of this programme is to transform the culture of the organisation to be more inclusive and one on our CARES values. It also seeks to create a values-based decision-making culture and facilitate future ready leadership competencies. For more information as it relates to safe production in an enabling environment, empowering our people and implementing and maintaining systems, refer to Continuous safe production, page 207. Initiatives managed by the Organisational Development department are designed to support the culture growth programme and are categorised as diagnostics, design, and delivery. Diagnostics The first step of the Culture growth programme, being the extensive employee engagement phase, began in earnest at the start of 2020 through what is known as “Under the tree” sessions at the SA PGM operations. These sessions, consisting of focus groups and in-depth interviews, were initiated to understand how employees feel about Sibanye-Stillwater and the Marikana (formally Lonmin) integration. We conducted 148 focus groups and 240 individual interviews to inform operational specific initiatives to improve the level of employee engagement. It also assessed the level of employee engagement by means of the Behavioural emotional intelligence training model (BeQTM) model. This model measures underlying beliefs and assumptions to achieve organisational goals. Results are also used to identify opportunities to build trust and to understand the underlying beliefs that may result in improved safety performance and productivity issues. While the spread of the COVID-19 pandemic impeded progress, the programme was rejuvenated and the approach adjusted during the third and fourth quarters of 2020. Another objective of this process is to create a benchmark of BeQTM measures across the various operations which can be used to track the impact of the culture transformation programme over time. This an ongoing initiative and further engagements are planned for 2021 in other operations of the organisation, including the US PGM operations. 3,822 No. of participants: Under the tree sessions 473 56 SA PGM operations SA gold operations SA integrated services Mirror assessments (values as well as leadership competencies) A 360-degree assessment was developed in-house to measure how employees live the CARES values and Sibanye-Stillwater leadership competencies. The first pilot assessments were initiated in October 2020 and by December 2020, 58 assessments were completed on E- and D-band level employees. An additional 407 manager, peer and subordinate assessments were completed as part of this ongoing process. The results are also used for team and individual development purposes. Design The formulation of an Organisational Development philosophy in 2020 was an important step in the culture transformation journey. This philosophy seeks to ensure awareness of self and others, creating trust and enabling interconnectedness across organisational boundaries. An ultimate focus is to create organisational identity, where the values of the individual align with organisational values to enable a safe and productive work environment. EMPOWERING OUR WORKFORCE CONTINUED At the US PGM operations’ Columbus Metallurgical facility in Columbus Sibanye-Stillwater Integrated Report 2020 186 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Specific emphasis was placed on designing online delivery capability, a database to track online interventions, online and face- to-face team mechanics sessions, online and face-to-face team dynamics sessions, dynamic capability to deal with executive recruitment and the adaptation of a philosophy to measure culture. An Organisational change management framework was also developed to provide this capacity across functionality and operations. Delivery A structured organisational development strategy was developed and implemented at the start of the COVID-19 lockdown in South Africa in March 2020. It largely focused on the interplay of interventions on individual, group and leadership level. Individual leadership development journeys and group interventions were implemented to alleviate behavioural reactions to the changes resulting from COVID-19 and enable employees to move through the emotional change curve quicker. Initiatives also focused on providing leadership with ways to focus on the optimal level of work. Organisational learning initiatives were aimed at formal, facilitated, leadership interventions. Virtual academy for collective leadership development The ‘Virtual academy’ was established as one of the initiatives in response to the COVID-19 lockdown, with the purpose of collapsing boundaries between operations, regions and levels, and to build collective leadership. Emphasis is placed on exposing the Group to many different styles and perspectives to create an inter-related network of approaches that is mutually enriching (integral), diverse, inclusive and interconnected. Various international thought leaders contributed to the capacitation of our future readiness and strategic leadership capability in 57 virtual sessions over the year, with an average participation of 110 leaders from all operations per session. The Virtual academy supported the Small Office, Home Office (SOHO) transition, created an integrated collective leadership conversation and embedded our new way of doing business. A supervisory (C-band) virtual academy (named Conversation zone or C-zone) was initiated in March 2021. Based on individual interviews with several leaders, it is evident that this initiative has contributed significantly to building resilience in our leadership group to effectively and efficiently deal with the impact of the COVID-19 pandemic in our operations. 21-day leadership dialogue (Henley) An initiative was developed and delivered in collaboration with Henley Business School, consisting of key topics from distinguished thought leaders focusing on various aspects related to leadership agility over 21 days. A total of 141 leaders were acknowledged in a virtual graduation in July 2020. Focused interventions to build talent During the COVID-19 lockdown emphasis was placed on the execution of individual development plans to counter the expected negative impact of the pandemic on the adaptive capability of leaders in the system. As is the practice since 2019, the BarOn EQ-i and the Change State Indicator (CSI) are used in performance ratings of E-bands and higher at Sibanye-Stillwater. A deliberate effort was made to develop emotional intelligence, by definition “ways in which our leaders deal with environmental demands”. This became important due to the human reaction to change implications of COVID-19. Seventeen leaders participated in an EQ-i journey pilot and the result perceived to be successful. This will continue in 2021. The initial analysis of the pre- and post- EQ-i scores indicated that: • Executive vice presidents recorded a growth in score from 111EQ-i in 2016 to 119EQ-i in 2020. This is indeed significant as 2.5% of EQ-i’s globally fall in the category higher than 115 • Senior vice presidents and vice presidents indicated a growth in the pre- and post-EQ-i’s scores from 105 and 106 respectively in 2016 to 112 and 114 respectively in 2020 These scores fall in the leadership range and are considered very high. Considering the challenging conditions posed by the COVID-19 pandemic and the leadership response to these, it is evident that interventions focused on maintaining and growing individual functioning in this category had the desired effect. In 2020, an online version of Adaptive Intelligence as described by Spiral Dynamics Level 1 training was rolled out in collaboration with Mandala Consulting, allowing individuals to attend the same sessions from different locations via an online platform. This intervention resulted in a containing environment where interconnectedness was created, trust relationships across the business built and deep bonds were formed. It addressed the way in which people adjusted to SOHO and COVID-19 realities directly. Furthermore, a common language was created to deal with diversity of thought. At the SA operations a total of 85 individuals completed the Spiral Dynamics Level 1 training, while 12 people from the US PGM operations successfully completed this initiative and certified in Spiral Dynamics Levels 1 and 2. A new narrative of dealing with diversity of thought has been introduced and the initiative will continue in 2021. Accelerated Development Initiative (ADI) The programme is focused on accelerating the development of our senior talent pipeline according to the individual development plans and enhancement of our employee value proposition. This initiative caters exclusively for future talent development and focuses on Stratified Systems levels 4 mode 5. Thirty-six leaders participated in four intakes during 2020. A second phase of the journey is envisioned for 2021 where the focus will be on systems thinking, design thinking and digital transformation. To ensure that we manage our leadership pipeline, the Enhanced leadership development initiative was developed and implemented in March 2020. Sibanye-Stillwater Integrated Report 2020 187 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Leadership development programmes A learnership for supervisory leaders will be implemented to support middle management through the Da Vinci Institute for Innovation and Technology with the first intake in March 2021. Further, a longer-term relationship with Henley Business School will provide internationally accredited programmes on various NQF levels. At our US PGM operations, the Leadership Development 2.0 initiative was continued during the course of 2020 albeit at a reduced rate on account of COVID-19 restrictions. This is the second round of modules of our leadership training programme and is geared towards providing tools for employees to use in their day-to-day work activities to continue growing our values-based culture. At the organisational level, there continues to be an effort to develop an organisational structure that supports the right work being done at the right level by employees capable of doing that level of work. Psychometric assessments are playing a larger role in this development effort as access to that material becomes more available. Assessments are now routinely being conducted with all senior managers as well as high potential employees that have been identified lower in the organisation. These assessments help to confirm observed performance and indicated potential, as well as guiding career paths as appropriate. Team establishment workshops, consisting of team mechanics and team dynamics The team mechanics workshops focus on translating organisational values in a team context and linking to Sibanye- Stillwater’s strategic objectives, value- based decision making and working together better as a team. This process was initiated at all operations from an executive team level in 2020, rolling down to the level of mine management teams during 2021. Twenty-seven workshops have been delivered since September 2020 and 129 workshops will be delivered across all operations. EMPOWERING OUR WORKFORCE CONTINUED Cultural programmes by operation Operation specific culture transformation strategies have been co-designed and initiated at all the operations. HR SYSTEMS The COVID-19 pandemic accelerated the digitalisation of Sibanye-Stillwater’s HR system, a process that was completed at all the SA operations in 2020. This has resulted in streamlined and standardised HR reporting, which, in turn, has facilitated increased responsiveness and a greater ability to facilitate management decision-making. The digitalisation of employee self-service related transactions has streamlined many of the day-to-day HR functions and transactions. It has also created an enabled environment for both employees and line managers as they have full accessibility and oversight of these processes. Furthermore, it has strengthened our ability to manage legal compliance aspects such as overtime, induction and medical certificates of fitness. An overtime policy is in place and manages excessive working hours, according to relevant legislation. A comprehensive review of the entire onboarding process was undertaken in 2020. A roadmap has been adopted to automate the associated business processes to achieve greater efficiencies and improve the overall experience. Sibanye-Stillwater recognises the strategic importance of socialising employees and contractors into our business. It is with this in mind that an automated recruitment and onboarding system will become a key focus area for implementation in 2021. SABPP Audit awards During 2020, the SA operations participated in the South African Board of People Practices (SABPP) audit project in accordance with the stated objective of professionalising our HR practices and ensuring the credibility of our HR solutions. These audits go beyond compliance, linking HR systems and services to organisational objectives and the business needs of employees. All three areas audited, including SA gold operations, SA PGM operations, and SA Integrated Services, were given provisional accreditation. Sibanye-Stillwater’s SA PGM operations took top honours in the awards in recognition of true transformation in HR strategy and services. The SA gold operations were also nominated in this category. Underground drilling at the US PGM operations Sibanye-Stillwater Integrated Report 2020 188 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

OUR WORKFORCE PROFILE The composition of our workforce both in South Africa and the US is outlined below. There were no forced retrenchments at our operations during 2020. Workforce by operation at December 2020 2020 2019 2018 1 Employees 2 Contractors Total 1 Employees Contractors Total 1 Employees Contractors Total SA operations Beatrix 6,577 1,579 8,156 6, 374 735 7,109 7,329 929 8,258 Driefontein 8,609 1,537 10,146 8, 547 1,164 9,711 10,576 1,072 11,648 Kloof 9,549 2,055 11,604 9,858 1,271 11,129 9,776 1,160 10,936 Burnstone 98 33 131 103 23 126 114 66 180 Cooke 480 426 906 493 353 846 486 260 746 SA gold operations 25,313 5,630 30,943 25,375 3,546 28,921 28,281 3,487 31,768 Kroondal (100%) 5,489 3,155 8,644 5,445 1,904 7,349 5,673 2,617 8,290 Rustenburg 7 12,378 3,047 15,425 11,458 1,704 13,162 13,023 2,354 15,377 Marikana 18,461 3,855 22,316 20,200 3,385 23,585 n/a n/a n/a SA PGM operations 36,328 10,057 46,385 37,103 6,993 44,096 18,696 4,971 23,667 Group and Integrated services 3 2,682 1,852 4,534 2,748 2,617 5,365 2,251 1,239 3,490 2,368 1,043 3,411 1,720 806 2,526 SA operations – total 64,323 17,539 81,862 67,594 14,199 81,793 50,948 10,503 61,451 US PGM operations Stillwater 1,163 462 1,625 1,090 480 1,570 962 280 1,242 East Boulder 446 264 710 436 239 675 411 45 456 Columbus Metallurgical Complex 217 233 450 196 149 345 186 54 240 Regional services 4 55 2 57 67 4 71 67 5 72 Other 5 0 0 0 0 0 0 2 0 2 US PGM operations – total 1,881 961 2,842 1,789 872 2,661 1,628 384 2,012 Corporate office 6 71 71 67 – 67 55 0 55 Group – total 66,275 18,500 84,775 69,450 15,071 84,521 52,631 10,887 63,518 1 Employees include permanent and fixed term employees 2 Contractors exclude ‘fee’ contractors who receive a fee for service irrespective of the number of contractor employees on site (not compensated on a fee-per-head basis but a fee for the service or work performed) 3 Previous years data was split between Regional services and SA other. From 2020 figures are combined with the Property employees incorporated in the operations. Regional services includes executive management of the SA operations and employees providing a service to all SA operations 4 Regional services in the US includes executive management located in Columbus and Montana offices 5 Other represents two employees at Marathon, Canada (no contractors at 31 December 2018). Altar employees are included with Aldebaran from 2018 (non-managed) 6 Blue Ridge included Workforce by age 2020 2019 2018 1 Employees Contractors Total % Employees Contractors Total % Employees Contractors Total % SA operations 18<30 years 2,823 4,411 7,234 9 3,458 3,261 6,719 8 3,402 2,950 6,352 10 30-50 years 47,187 11,102 58,289 71 49,530 9,222 58,752 72 37,230 6,492 43,722 71 >50 years 14,384 2,026 16,410 20 14,606 1,716 16,322 20 10,316 1,061 11,377 19 US PGM operations 2 19<30 years 265 265 14 246 246 14 194 194 12 30-50 years 994 994 53 990 990 55 904 904 55 >50 years 622 622 33 553 553 31 530 530 33 1 Employees include permanent and fixed term employees 2 Ages of contractors at US PGM operations not available Sibanye-Stillwater Integrated Report 2020 189 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

EMPLOYEE TURNOVER The annual turnover for management level employees at the SA operations in 2020 was 0.20% (2019: 0.36%), including 0.10% of HDPs (2019: 0.16%) and 0.03% of women in management (2019: 0.05%). The total turnover for the Group was 8.6% (2019: 12.8%), with 8.1% and 8.8% recorded at the SA gold and PGM operations, respectively (2019: 6.1% at the gold operations and 6.3% at the PGM operations). Of our total turnover rate 1% were women. The higher turnover rate at the SA operations could be ascribed to employees opting for voluntary medical separation as a result of increased vulnerability and the impact of COVID-19. Annualised attrition in the US PGM operations in 2020 was 8.39% while the attrition rate among mineworkers was 6.11% (2019: 9.44% and 7.17% respectively). ABSENTEEISM The year-on-year trend in absenteeism, particularly at our SA operations, was greatly impacted by the COVID-19 pandemic. However, there was no negative impact to absenteeism in 2020 specifically as most employees who were recalled back to work once lockdown restrictions began to be eased were eager to start work. Nevertheless, absenteeism continued to be monitored on a monthly basis by means of an attendance management programme. The Organisational Development department and the various operating segments are focused on planning and delivering culture initiatives as part of segment specific transition journeys that will improve the level of employee engagement in our system. Scientific research has shown that there is a reduction in absenteeism when employees are engaged, and that they are inspired to go above and beyond the normal call of duty in order to exceed organisational goals. Assistance to employees with the impact of personal and work-related concerns was also offered through the Employee Assistance Programmes (EAPs) in an effort to reduce absenteeism that might occur as a result of personal or work issues. PERFORMANCE Our relationship and engagement with our employees in 2020 was shaped and characterised by uncertainty stemming from the COVID-19 pandemic and associated lockdown. In turn, their productivity and performance was equally influenced by the pandemic with most being uncertain of their future, both from a personal and work perspective. (For more specific details refer to COVID-19 – impact and response.) While employees did endure some hardship during a period of unpaid leave – the length of which varied substantially depending on employees and operations – Sibanye-Stillwater did not initiate forced retrenchments at any of its operations. Moreover, the Group used this unprecedented opportunity to increase its engagement and interaction with employees, particularly through more digitalised platforms, so that they were kept constantly informed of the latest developments. This was largely effected through the WeAreOne mobile application (app), which was developed in early 2020. It was launched just prior to the implementation of South Africa’s national lockdown on 27 March 2020 and proved a vital tool to engaging with employees in the midst of uncertainty. Through this app leadership and operational engagement in the form of information briefs, posters or alert sms’s are circulated to employees. Surveys are also conducted through this mechanism and it is also used to create awareness on various matters such as heritage and activism against gender-based violence. The application saw over 6,600 surveys on measuring various aspects being completed through the WeAreOne app. The most popular content that was viewed by users through the app related to the COVID-19 vaccines. At the time of writing, more than half of all employees are users of the application. It is in this context that Sibanye-Stillwater experienced a strengthening of its employee relationship during the period under review. It was inevitable, however, that many of our employee-related programmes and initiatives that had originally been planned to commence or continue in 2020 were hampered by the outbreak of COVID-19. EMPOWERING OUR WORKFORCE CONTINUED SA s ss ss () SA Operations 2020 SA PGM 2020 SA Gold 2020 0 5 10 15 20 25 SA Operations 2019 SA PGM 2019 SA Gold 2019 0 5 10 15 20 Absent without permission Leave Mine accident Sick Training Other COVID-19 Sibanye-Stillwater Integrated Report 2020 190 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

PROMOTING GENDER DIVERSITY AND INCLUSIVITY A particular focus of 2020 was the promotion of gender diversity driven by our CEO as the Minerals Council South Africa’s Women-in- Mining co-champion. It is the CEO’s stated objective that, by 2025, 30% of the Group’s entire workforce will comprise women. The overall female representation for the Group 2 increased from 12.6% in 2019 to Gender diversity per employee level in 2020 Female (number) excluding foreign employees % Female (Number) including foreign employees % Board 2 16.7 3 25.0 Executive 5 14.7 5 14.7 Senior management 1 7 17.9 7 17.9 Middle management 1 20 14.0 21 14.7 Junior management 1 236 23.6 240 24.0 Core and critical skills 1 5,562 10.0 5,779 10.4 Non-core 1 2,530 34.1 2,593 34.9 1 South African operations Gender diversity of permanent employees (2020) 2020 2019 2018 Female % Male % Female % Male % Female % Male % SA operations 8,645 13 55,749 87 8,588 13 59,006 87 6,751 13 44,197 87 SA gold operations 3,126 12 22,187 88 2,783 11 22,592 89 3,003 10 26,229 90 SA PGM operations 4,536 12 31,792 88 4,235 11 32,868 89 2,742 15 15,954 85 Regional services and other 983 36 1,770 64 1,601 77 3,582 123 1,032 80 2,043 120 US PGM operations 2 171 9 1,710 91 167 9.3 1,622 90.7 139 9 1,487 92 Group 8,816 13.3 57,456 86.7 8,786 12.6 60,664 87.4 6,916 13.1 45,713 86.9 2 Includes services and other 13.3% in 2020. Furthermore, female board representation 2 increased from 18% to 25% year-on-year and further to 30% in early 2021. (Refer to Corporate governance, pages 110-111 for more information). Thirty percent of promotions approved in 2020 were women while 31% of new recruits were also women. 2 Includes foreign female employees for South African operations Work from home – Small office – home office (SOHO) implemented Sibanye-Stillwater has launched an exciting initiative called “SOHO” or “Small Office, Home Office”. This initiative aims to provide employees who are office based with the opportunity to continue working from home and become “full-time” home-based employees. “Hot Desks” will be available for those times when an employee needs to be in the office. Work is ongoing to make this initiative a success. Two surveys were conducted to gain input from employees on the possibility of working from home with the first survey receiving 587 responses and the second survey receiving 913 responses. The survey was aimed at those that were able to work from home and excluded our US PGM operations. 68% of employees indicated that they are very satisfied to work from home and 71% indicated that they are more productive working remotely. With the implementation of SOHO, 37% of participants would make use of the small office once a month with 17% using it once a week. Challenges mentioned in the surveys included long hours, work life balance and social isolation. Employees being trained on COVID-19 protocols during 2020 at the start of the pandemic Sibanye-Stillwater Integrated Report 2020 191 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Women leadership programme A crucial initiative connected with the promotion of gender diversity has been the women’s leadership programme launched in July 2017 in partnership with Duke Corporate Education. The objective is to provide short leadership development sessions to empower women leaders within Sibanye-Stillwater at junior to middle management level. The first phase of the programme covered personal mastery, growth mind-set, community outreach, personal finance and women in mining. The first session of the programme, undertaken in November 2019, focused on feedback from the employment equity barriers audit. It also looked at developing an internal framework based on the UN HeforShe campaign, a global solidarity movement for gender equality. Men were invited to the event as they are seen as pivotal in building a cross-gender alliance for advancing women within the Group. Women-in-Mining A gender working group and subsequently a Women-in-Mining (WiM) initiative was established which aims to accelerate diversity efforts with the objective of championing women in all levels of the organisation and increasing gender representation across the board. The specific objectives of the WiM Initiative are to: • increase the number of women in positions of leadership at Sibanye- Stillwater, including at senior management and executive level • cultivate and promote a culture of gender inclusion and equality amongst the workforce • position Sibanye-Stillwater as an attractive employment option for female graduates • develop policies and promote a culture that aims to support the attraction, onboarding and retention of women in the workplace • identify interventions and programmes for employees related to diversity and inclusivity • provide high-potential women with access to leadership and mentorship programmes to assist career advancement and leadership development Infusion Consulting was engaged to identify the contextual factors at Sibanye- Stillwater that will facilitate or impede the implementation of the initiative and to ascertain the risks associated with the intervention. This was done through in-depth ethnographical research that rendered rich data, insights, and a theory of change. The study explored employees’ perceptions and experiences of working for Sibanye-Stillwater and identified deep underlying patterns in our organisation and in our different societies that contributes to gender inequality. These issues will be actively addressed in the years to come through the WiM initiative, thereby supporting the diversity and inclusivity drive. PwC Consulting was appointed to do a quantitative analysis of Sibanye-Stillwater’s baseline and develop a roadmap of activities focused on reaching the 30% target. This roadmap will also support the UN Sustainable Development Goal 5.1 and strengthen sound policies for the promotion of gender equality (SDG 5.6c). As a first step towards policy strengthening, the Group reviewed the maternity policy to make provision for paternity leave. Refer to page 220 of our health coverage on the progress our US PGM operations made to include reproductive health as part of the medical coverage. In April 2021, the US PGM operations partnered with Women in Mining USA (WIM USA) as the first ever Platinum level Corporate member. Gender-based violence Key challenges to driving gender diversity in the organisation are sexual harassment and gender-based violence (GBV). Sexual harassment or GBV is not tolerated as it violates our values. While no cases of sexual harassment or GBV were recorded in 2020 at the SA operations, this is not to say that both are not prevalent in Sibanye-Stillwater. It is rather a case that women may be reluctant to report such incidents. In 2020, we continued our regular sexual harassment campaigns to create awareness in the aim to eliminate all forms of violence against women as per objective of the UN’s SDG 5.2. The UN Secretary-General’s UNiTE by 2030 to End Violence Against Women campaign was promoted by the 16 Days of Activism against Gender-based Violence between 25 November and 10 December 2020. The campaign also formed the centre point of the government’s comprehensive 365 Days of Activism for No Violence Against Women and Children. Sibanye-Stillwater participated in this campaign through daily virtual workshops, renowned external speakers, podcasts from each of the Exco members and numerous other senior leaders and Sibanye-Stillwater role models. The campaign culminated in a final session with Dr Mamphela Ramphele about the impact of GBV in society and the workplace. More than 4,800 employees participated in the various online sessions during the 16 days campaign. The focus on GBV is an ongoing initiative in support of our diversity and inclusivity focus. Similarly, this issue continued to be addressed in employee ‘return from leave’ refresher induction training. Our sexual harassment policy statement governs procedures to be followed in dealing with sexual harassment. A sexual misconduct unit of Protection Services handles all reported sexual harassment cases with information from anonymous tip-offs or HR managers, and counselling is provided to affected employees. During 2020 the US PGM operations continued with harassment awareness and training; also in an effort to reduce inappropriate graffiti in the underground environment. Twenty audits were performed across the US PGM operations and a significant decrease of graffiti was noted. For other areas addressing gender please refer to page 237 on human rights. Pay parity In 2020, a pay parity audit was conducted for senior officials and the findings indicated that disparities in salary levels across gender and race are linked to longer lengths of service. The analysis indicated that the disparities are due to legacy issues, namely mergers and acquisitions which had an impact on the demographics and distribution of pay in the company due to the variation in pay philosophy and pay practices. The status of pay parity will be tracked and corrected where required annually and the model refined accordingly. For further information please refer to the Remuneration report. EMPOWERING OUR WORKFORCE CONTINUED Sibanye-Stillwater Integrated Report 2020 192 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

DISCRIMINATION Two complaints of age discrimination were received at the US PGM operations of which one case also alleged sex discrimination. Cases were investigated and the Montana Human Rights Bureau concluded that no discrimination occurred in either case. The Group has a grievance procedure for its employees in place that is communicated during initial onboarding of an employee and annually during refresher training. General communications of the process are also distributed on a regular basis. Grievance processes are in place allowing employees to lodge a complaint formally or informally. Discrimination cases deemed to be part of the priority misconduct will be referred to a Dispute Resolution Unit (DRU), which will subsequently appoint an investigator. An employee can lead their own grievance or it can be led by the DRU. A presiding chairperson makes a ruling to be ratified by management. DIVERSITY AND TRANSFORMATION (ALIGNED WITH MINING CHARTER III) Sibanye-Stillwater is committed to transforming and diversifying its workforce. This is particularly important in South Africa, a country that is still redressing the historical disadvantages in employment experienced by certain groups of the population. Diversity training is provided during onboarding of employees as well as refresher training when an employee returns from leave. Our transformation journey in South Africa is guided and determined by the Mining Charter. The main objectives of the Mining Charter are to deracialise ownership of the industry, expand business opportunities for HDPs, redress the imbalances of historical injustices, and enhance the social and economic welfare of employees and mine communities. The third iteration of the Mining Charter came into effect in 2019, containing transformation targets to be achieved by 2023. SA operations employment equity by category as at 31 December 2020 Measure Target for 2023 Target for 2020 year 1 Actual achieved SA operations 2 Actual achieved SA operations (Mining Charter III) Representation of historically disadvantaged persons (HDP) Board: 50% 50% 41.67% 41.67% Executive management: 50% 50% 41.18% 41.18% Senior management: 60% 60% 41.03% 41.03% Middle management: 60% 36% 48.25% 46.24% Junior management: 70% 50% 54.15% 53.54% Core and critical skills: 60% 74% 73.84% 73.85% Representation of HDP women as % of total HDPs Board: 20% 20% 40% 40% Executive management: 20% 20% 35.71% 35.71% Senior management: 25% 25% 43.75% 43.75% Middle management: 25% 7% 28.99% 28.99% Junior management: 30% 15% 43.54% 36.64% Employees with disabilities 1.5% 1.7% 0.16% 0.16% 1 Includes Integrated Services 2 Excludes Integrated Services People with disabilities Meeting the 1.5% target by 2023 of employing people with disabilities remains a challenge. The difficulty stems from the definition of disability, which in this instance is a long-term chronic illness that has an impact on your ability to do your job. The Group is in the process of exploring various possibilities of encouraging employees with long-term chronic illnesses, such as diabetes, to disclose these. LOCAL EMPLOYMENT Some 79% of our SA workforce is made up of South African citizens (2019: 79%), and of those 29.08% were employed from our doorstep communities. The remaining 21% is sourced from our Southern African countries of Lesotho, Mozambique, Eswatini, Botswana, Zimbabwe. Our local recruitment policy stipulates that priority is given to persons from the local community, women as well as persons with disabilities should the position be suitable for a person with disabilities. Employment Equity Mining Charter III has increased employment equity targets across all divisions and includes a clause reserving 1.5% of jobs for people with disabilities. A significant feature of the new Charter is the focus on women and of increasing the representation of women across the entire workforce. While every effort is being made to comply with the new targets, in 2020, Sibanye- Stillwater experienced a slight regression in its employment equity status due to a number of appointments of white males in senior management. The main shortfall in our compliance stems from the under representation of women at middle management level and above. In the US, the majority of the workforce is made up of local residents of Montana. The supervisory roles and specialised skill positions are, however, filled by individuals who come from more far afield and with the states of Nevada, Washington, Alaska being the most dominant. Sibanye-Stillwater Integrated Report 2020 193 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

SA operations: origin of employees (2020) Province Gold PGMs Services Total % Eastern Cape 7,447 9,830 399 17,676 27 Free State 2,928 1,271 302 4,501 7 Gauteng 3,387 3,311 1,164 7,862 12 KwaZulu-Natal 2,563 781 211 3,555 6 Limpopo 747 1,861 136 2,744 4 Mpumalanga 573 705 52 1,330 2 North West 664 11,740 287 12,691 20 Northern Cape 48 401 10 459 1 Western Cape 21 26 9 56 0 Non-South African 6,935 6,388 183 13,506 21 Total 25,313 36,328 2,753 64,394 100 SA operations: citizenship of non-South Africans (2020) Country Gold PGM Services Total % Australia 1 0 0 1 0 Botswana 193 21 6 220 2 DRC 2 4 2 8 0 Germany 0 1 0 1 0 Ghana 0 0 1 1 0 Hong Kong 0 0 0 0 0 India 0 1 1 2 0 Lesotho 2,991 2,053 91 5,135 38 Malawi 2 0 1 3 0 Mozambique 3,110 4,180 46 7,336 54 Namibia 1 2 0 3 0 Nigeria 0 1 0 1 0 Peru 0 0 0 0 0 Eswatini 620 82 24 726 5 United Kingdom 0 1 2 3 0 Zambia 2 5 2 9 0 Zimbabwe 13 37 5 55 0 Poland 0 0 1 1 0 United States of America 0 0 1 1 0 Total non-South African 6,935 6,388 183 13,506 100 SA operations: local 1 community recruitment 2020 2019 2018 PGM Gold PGM Gold PGM Gold Appointments 937 1,271 992 1,190 659 1,931 Local recruits 411 542 971 968 650 1,726% 44 43 97.9 81.3 98.6 89.4 1 Within a 50 kilometre radius of the mines Employment of local communities decreased compared to 2019 due to the lockdown period as a result of COVID-19 that required the business to be halted and restarted over a period of time with an overall moratorium on recruitment. During the lockdown period a force majeure notice were issued to all non-essential service contractors further limiting opportunities to source local labour. US operations: employee distribution by county (Montana) 2020 2019 2018 Stillwater 596 571 561 Yellowstone 623 540 457 Sweet Grass 152 180 167 Park 166 172 165 Carbon 158 138 133 Other locations 186 188 143 EMPOWERING OUR WORKFORCE CONTINUED Sibanye-Stillwater Integrated Report 2020 194 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

UPSKILLING OUR WORKFORCE TRAINING AND DEVELOPMENT SA operations In 2020, we followed a risk-based approach to prioritise the review and enhancement of our training and development programmes. The analysis of the health and safety performance indicators completed during the year identified rock mass management as the most significant risk exposure. Refer to the Continuous safe production for more about safety related training. Overcoming the language barrier One of the legacy challenges that continues to confront the mining industry is the language barrier. Employees in the South African mining industry speak numerous different languages: among them English, isiZulu, isiXhosa, Sesotho, Setswana, Portuguese and Afrikaans. To overcome this language barrier the lingua franca of Fanagalo has been used by most miners in the South African mines since the late 19th century. Despite its usefulness, the continued use of Fanagalo has become highly politicised and undesirable. More importantly, delivering industry-specific training to a multi-lingual population is inevitably challenging. Unfortunately, a pilot initiative undertaken in 2020 to provide function-based English language training to employees was unsuccessful, however it did provide critical learnings, which provided the foundation for developing a new strategic approach to this challenge. One of the key learnings of this pilot was that that the phasing out of Fanagalo is an infeasible target, and that this is a multi- faceted problem, rooted in a multi-lingual workforce and as such will require a multi- tiered solution. Instead, Sibanye-Stillwater is re- evaluating the language that is used in the various training and development programmes, while at the same time investigating new vocabularies, to make it easier to understand by employees whose first, or even second language, may not be English. US PGM operations At our US PGM operations the primary focus has been the move towards e-learning capability and modernised learning. During the course of the year, an agreement was signed with LinkedIn Learning to enable salaried employees access to a range of focused e-learning programmes and capabilities. The next phase of e-learn enhancement will be the implementation of a full learning management system that will allow for access to multiple external learning sources and provide internally created content that can be presented to employees. This system will also allow for detailed tracking for compliance training as well as automated delivery of content when employees assume new roles. A new leader training programme was also introduced to support the increased number of new supervisors and managers that have been onboarded recently. This programme provides initial training on roles, expectations, and general Group HR policy. TRAINING AND THE FOURTH INDUSTRIAL REVOLUTION Despite the influence of COVID-19 we progressed various initiatives to bring about the modernisation of the learning and development programmes while adopting a two-tier implementation approach. The first tier involves the implementation of a learner management system (LMS) platform which does not just store training records but enables employees to login to the system and access their coursework. The formal e-learning courses are linked to their job profiles, running concurrent with the development of technology enhanced methodologies for facilitated learning and integrated with stand-alone e-learning modules accessed via the company IT network. The second tier will see further application of technology to evolve the facilitated e-learning programme into pure online e-learning programmes accessible via smart phone technology directly, with the option to download/ upload from the LMS for offline application. The LMS was successfully launched at the Marikana operation during October 2020, post the go-live of the Symplexity HRMIS at Marikana and all new functionalities of the system were tests conducted. With the infrastructure and dedicated server capacity in place the team will commence the full roll out to all major Learning and Development campuses across the SA operations. Other initiatives associated with the fourth industrial revolution include: • Desktop induction Induction information can be accessed by anyone on the Group network who has access to a company computer, whether in the office or remotely from home. • Academy e-Library or S-Tube portal The Academy S-Tube online went live in August 2020 providing access to video- based learning, simulated job specific training and videos containing learnings from previous fatalities. • Electronic assessment tools (tablets) Learner assessment using tablets linked via wi-fi was tested at the SA PGM operations during 2020 for all practical assessments within the simulated mining environment. • Audience Response Tools (clickers) The Clicker systems are used for formative assessment during facilitated learning programmes as well as summative assessments post training. The Clicker seamlessly feeds results, real time, to the smart learning hub platform to update learner records, while also feeding Qlikview via Symplexity to allow real time reporting. The Clicker has been fully introduced across the SA PGM operations training campuses and is currently being piloted for the SA gold operations, as part of the Trigger Action Response Procedure (TARP) training which was started in October 2020. Sibanye-Stillwater Integrated Report 2020 195 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

TALENT MANAGEMENT AND CAREER GROWTH SA operations In 2020 further impetus was provided to this area with the development of a new talent management framework model, which was shared with the SA operations in the last quarter of the year. When attracting employees to fill vacant positions, we ensure that our internal talent pool is reviewed and that all possible successors are interviewed so that we can achieve 80% self-sufficiency with a blend of external hires. The career growth model and career paths embed the philosophy that career development is a series of interventions aimed at developing a career through skills training, lateral critical experiences, moving to higher job responsibilities and cross-functional positions within the same organisation. One factor that is making Sibanye- Stillwater’s talent management efforts increasingly vital is the dire shortage of critical mining skills in South Africa. With the limited availability of skills, competition for talented individuals is becoming increasingly fierce, particularly in the occupations relating to engineering, mining, rock engineering, surveying and geology. In particular, competitors are approaching HDP employees with higher remuneration offers and promises of rapid promotional opportunities. This is resulting in a higher turnover of HDP senior staff, which, in turn, is negatively impacting our employment equity targets. Our career development, progression and promotion targets are set and incorporated as part of the Social and Labour Plans (SLP). US PGM operations In the US, talent is managed through an iterative series of assessments. The first is a typical performance management assessment, completed annually and then reviewed with employees on a quarterly basis. Following tabulation of performance results, management employees are then reviewed by site and regional leadership to evaluate potential for advancement in addition to performance. From this exercise, development opportunities are identified for individual employees and employees showing both high performance and potential are then assigned to a high potential track where they work with sponsors to create individual development plans and specialised resources are made available to them. The ultimate outcome of this effort is to ensure that there is a pool of viable candidates available to fill vacancies throughout the organisation, reducing our dependence on outside recruitments to fill key positions. During 2020, clarity of expectations for each role and defining performance criteria remained a focus and this was successfully achieved, creating a better tie to pay for performance. Training specific to work levels began with modules for new supervisor training. In 2021, General Foreman specific training will be introduced. Improvements have been made to our system to screen our internal database for specific talent. Through the Drive Applicant Tracking System (ATS) talent pools of approximately 17,000 applications can be screened using a particular keyword or TAG. The system helps us to identify geology and metallurgy candidates. We have also added 11 new employees this year to our High Potential Programme. HUMAN RESOURCE DEVELOPMENT Human resource development (HRD) refers to formal and explicit activities aimed at equipping all individuals with the requisite training and qualifications to perform their work efficiently, effectively and in a safe manner and for enhancing the capability of all individuals to reach their full working potential. Mining Charter III requires companies to spend 5% of their total payroll on the essential skills and HR development of employees and communities. Owing to challenges associated with the COVID-19 pandemic there was a shortfall in achieving this target with HRD spend across the SA operations amounting to 3.7% of total payroll in 2020. SA operations: talent pool 1 2020 2019 2018 Talent pool size (A-D band) 3,186 2,205 1,787 Successors promoted 403 172 131 1 Employees identified as potential leaders for development EMPOWERING OUR WORKFORCE CONTINUED Sibanye-Stillwater sanitizing at a local minibus taxi rank to reduce the risk of spreading COVID-19 Employee operating equipment underground (photo taken pre-COVID-19 Sibanye-Stillwater Integrated Report 2020 196 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

SA operations: Human resource development (R million) Operation 2020 2019 2018 2017 SLP financial provision Actual training expenditure % of Payroll SLP financial provision Actual training expenditure % of Payroll SLP financial provision Actual training expenditure % of Payroll SLP financial provision Actual training expenditure % of Payroll Beatrix 120 100 5.70 74 88 5.30 113 77 4.30 74 73 4.00 Burnstone 16 4 1.40 2 0 1.30 5 1 2.30 2 – 3.50 Cooke 0 1 0.80 20 2 1.30 13 1 0.90 20 23 1.00 Driefontein 113 102 4.40 144 98 4.90 138 135 5.30 144 132 5.30 Kloof 108 114 4.50 104 129 5.40 113 143 6.20 104 111 5.00 Total gold operations 357 321 3.40 344 317 3.60 382 357 3.80 344 339 3.80 Kroondal 51 79 4.60 68 77 4.20 45 69 4.10 – 59 3.90 Rustenburg 136 165 4.30 102 155 4.00 96 133 3.50 131 134 3.50 Marikana 172 228 3.60 186 197 2.70 103 164 1.80 97 151 1.80 Total PGM operations 359 472 4.10 356 429 3.60 244 366 3.10 228 344 3.00 Total 716 793 3.70 700 746 3.60 626 723 3.50 572 683 3.40 The COVID-19 pandemic significantly shaped learning and development delivery during 2020, effectively resulting in a loss of six months training time for employees on longer-term learnerships and a reduction in attendee per course to allow for social distancing protocols. In addition, a high percentage of trainer time had to be redirected to ensure our employees had proper training to understand the COVID-19 risk and to be able to apply the various precautionary measures put in place to mitigate this risk in the work environment. The net effect of this has been a drop of 54,426 learning opportunities for the year. Total opportunities for 2020 was 99,327 (down from 153,753 opportunities in 2019) and despite regaining momentum during the last half of the year, most operations were prevented by the restrictive effects of COVID-19 from addressing their SLP commitments for the year. Sibanye-Stillwater has made provision for an HRD budget in excess of R1 billion for 2021 to ensure these outstanding commitments can be achieved, which will address the Mining Charter HRD deficit. SA operations: Human resource development 1 Group: Human resources development 2020 Expenditure (R) Number of learners Female learners (%) Total training hours (number of learners x average training days per learner) Average/learner Internships 1 78,537,799 304 33.9 612,864 2,016 Bursaries 1 22,945,245 479 39.5 965,664 2,016 AET (employees) 114,785,814 870 10.8 313,200 360 AET (community) 3,339,305 294 63.3 132,300 450 Engineering learnerships 97,509,953 454 23.3 915,264 2,016 Mining learnerships 85,338,721 819 19.9 1,651,104 2,016 LO A-Stream 11,509,402 41 31.7 82,656 2,016 Portable skills (employees) 3,742,953 238 30.3 11,424 48 Portable skills (community) 1,203,353 81 49.4 7,776 96 Leadership development 6,400,180 1,019 21.6 40,760 40 Core skills training 334,109,206 70,746 12.4 4,527,744 64 Cadet training 3,092,508 300 52.7 19,200 64 Coaches/mentorship training 1,110,702 2,185 14.3 17,480 8 Employee indebtedness (CARE for iMali) 2,308,128 4,234 17,2 33,872 8 Community maths and science 0 0 – 0 – Support and research (METF) 6,762,287 0 – 0 – Other 17,167,124 17,263 11,7 138,104 8 Total: 789,862,679 99,327 13.2 9,469,412 95 1 The numbers include new bursars and internships that are still part of the programmes from previous years as education programmes are multi year Sibanye-Stillwater Integrated Report 2020 197 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Sibanye-Stillwater has awarded bursaries to twelve top matriculants from disadvantaged schools from around our SA operations. The Group launched this bursary scheme in 2019, which specifically provides top performers from disadvantaged schools in its host communities with full scholarships to pursue tertiary education at institutions in areas of their choice. This bursary scheme considers the challenges faced by these learners to access opportunities and unlock their potential. It has benefited 21 learners (12 male and 9 female) since its inception. Adult education and training Sibanye-Stillwater offers an adult education and training (AET) programme for employees and other doorstep community beneficiaries who are functionally illiterate. The programme equips participants with basic competencies, including the ability to read, write, communicate effectively, and solve problems in their homes, communities and workplaces. The AET centre for the PGM operations that had been planned for 2020 is now operational and is accommodating full-time AET learners from Marikana, Kroondal and Rustenburg operations. As much as AET is part of the HRD requirement of the social and labour plans, this programme also progresses the UNs SDG 4.6 which aims to ensure youth and substantial proportion of women and men achieve improved literacy and numeracy rates. Statistics of this programme in 2020 include: • 58% (2019: 54%) of employees in the SA operations had qualifications equivalent to adult education and training level 3 and higher (literate) while 18% are semi-literate and 24% have undefined qualifications • The literacy level at the SA gold operations in 2020 was 69% (2019: 71%) and 47% (2019: 40%) at the SA PGM operations • Similarly, 24 employees who had attended adult education and training successfully moved into a mining learnership programme (2019: 31) EMPOWERING OUR WORKFORCE CONTINUED SA operations: adult education and training Year Number of employees trained Gender Number of community members trained Gender Total number trained Female Male Female Male 2018 566 73 493 202 101 101 768 2019 969 118 851 213 122 91 1,182 2020 870 94 776 294 186 108 1,164 LABOUR RELATIONS Each Sibanye-Stillwater employee has freedom of union association and the right to participate in collective bargaining. This is a central pillar in our Employment relations and Union relations toolkit. Union representation at SA operations (2020) Gold PGMs Services and other Total Membership 24,231 32,727 2,232 59,190 Representation (%) 95.73 90.09 81.08 91.92 In 2020, 91.9% (2019: 93%) of our total permanent workforce at the SA operations was represented by four recognised unions including AMCU, NUM, Solidarity and UASA. Historically, union rivalry at the SA operations, particularly between AMCU and NUM, has posed a risk to the business. However, much progress has been made over the years to foster a culture of multilateralism and tolerance at our operations. In Rustenburg and Kroondal operations where AMCU and NUM co-exist side by side the risk is lower as they see each other as opponents and not enemies. At Marikana, AMCU enjoys over 80% majority and is the only recognised union. Currently the risk is low for union rivalry, but when that status quo is threatened, proper risk evaluation and assessment will be undertaken, and appropriate mitigation measures put in place accordingly. At our US PGM operations, a total of 75% (2019: 75%) of employees were members of the United Steel Workers International Union (USW). Transparency with union employees has been increased through our monthly union company meetings at all operations sites providing the union with information on the status of the business, safety issues, and production plans. Quarterly discussions are held between unions and the executive committee of the US PGM operations. Ore from the SA PGM operations Sibanye-Stillwater Integrated Report 2020 198 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

SA operations: membership by union 2020 2019 2018 Total Gold PGMs Services and other Total Gold PGMs Services and other Total Gold PGMs Services and other Membership AMCU 37,463 11,650 25,592 221 39,921 11,810 27,083 1,028 25,830 13,651 13,469 406 NUM 16,825 11,146 4,156 1,523 17,364 11,170 3,892 2,302 18,192 11,992 13,236 1,798 UASA 3,336 902 2,111 323 3,512 949 1,811 752 3,236 853 1,113 277 Solidarity 1,427 533 729 165 1,629 531 763 335 1,319 564 717 164 CEPPWAWU 139 0 139 0 143 – 143 – – – – – Non–unionised 5,204 1,082 3,601 521 5,025 915 3,411 699 2,371 1,528 697 375 Total 64,394 25,313 36,328 2,753 67,594 25,375 37,103 5,116 50,948 28,588 29,232 3,020 Membership representation (%) AMCU 58 46 70 8 59 47 73 20 20 51 46 64 NUM 26 44 11 55 26 44 10 45 45 36 45 17 UASA 5 4 6 12 5 4 5 15 15 6 4 10 Solidarity 2 2 2 6 2 2 2 7 7 3 2 2 CEPPWAWU 0 0 0 0 0.2 – 0.4 – – – – – Non–unionised 8 4 10 19 7 4 9 14 14 5 2 7 Total 100 100 100 100 100 100 100 100 100 100 100 100 Union representation at US PGM operations in 2020 Total Stillwater (including Blitz) Columbus Metallurgical Complex East Boulder Administrative support staff USW 1,302 808 150 344 0 Non-unionised 579 355 67 102 55 Wage negotiations and industrial action There were no industrial actions recorded at any of the Group’s operations in 2020. The South African national minimum wage is R21.69 per hour and on average our entry level employees earn R51.29 per hour which excludes benefits. At our US PGM operations the minimum wage of Montana is $8.75 per hour and we pay 6.34 times more than the minimum wage. SA PGM operations On 23 October 2020 Sibanye-Stillwater concluded a three-year wage agreement for its Kroondal mine, which forms part of its SA PGM operations. It was signed with the NUM and AMCU, in respect of wages and conditions of service for a three-year period from 1 July 2020 to 30 June 2023. The basic wage increase for Category 4-9 surface and underground employees for the first year, is 5% or R1,000 per month (whichever is higher) for each of the three years. Miners, artisans and officials will also receive 5% or R1,000 per month (whichever is higher) per year over the three-year period. The successful negotiation of this agreement is an encouraging sign of the maturing relationship between management and organised labour as discussions proved constructive without any disruption or industrial action. The outcome is in line with our vision and purpose and results in competitive remuneration for our employees while taking into account the longer-term sustainability of our Kroondal operation. SALARIES AND WAGES Key salary and wage metrics – (end December 2020) SA US Employee wages and benefits paid R19.8 billion US$217.1 million Average salary per employee R20,511 cost to company for entry level employee US$115,417 Annual training spend R793 million US$5.65 million SA gold operations The three-year wage agreement in place at the SA gold operations expires in mid-2021 and the focus towards the end of 2020 was on ensuring that all matters have been fully implemented by the start of the new review. Sibanye-Stillwater Integrated Report 2020 199 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

We pay competitive wages and our employees in South Africa have access to financial and non-financial benefits exceeding those specified in the Basic Conditions of Employment Act. These include: • Retirement or provident funds for all employees • Care for iMali financial literacy training • Medical insurance • Housing ownership help desk • Employee assistance programme Sibanye-Stillwater continued to pay the employees’ full contributions to the various retirement funds, medical aid funds as well as the related risk insurance premiums, during the COVID-19 lockdown so that cover is in place. Please refer to the Remuneration report for further detail on employee payments and contributions made during the COVID-19 period. Employee share ownership programme The Group’s principal employee share ownership programme (ESOP) is the Thusano Trust. It was established in 2010 when employees of Gold Fields acquired 13,524,365 Gold Fields shares, in terms of a collective agreement between NUM, UASA, Solidarity and GFI Mining South Africa (a wholly-owned subsidiary of Gold Fields). With the unbundling of Gold Fields and the creation of Sibanye Gold in 2013, employees of Sibanye Gold at the time were allocated an equal number of shares in each company. Following the rights issue in 2017 and the capitalisation share allocations, Thusano now holds 19,233,755 Sibanye shares with 17,177 active participants as at 31 December 2020. Participants will receive income from dividends to be paid by the Group in future. The Thusano Trust will be wound down in 2025 as per the original Trust agreement. On the back of the PGM acquisitions undertaken over the last few years, Sibanye- Stillwater inherited additional ESOPs. With the acquisition of the Rustenburg operations in 2016, Sibanye-Stillwater concluded a 26% broad-based BEE transaction through a subsidiary. In terms of this transaction, 26% of the Rustenburg entity is held jointly by the Rustenburg Mines Community Development Trusts (24.8%); the Rustenburg Mine Employees Trust (30.4%); Bakgatla-ba-Kgafela Investment Holdings (24.8%); and Siyanda Resources (20%). The distribution of dividends for the beneficiaries of the Rustenburg ESOP and the Rustenburg Mines Community Development Trusts has been finalised. A total of 12,156 employees received their dividend of R1,054.41 on 31 July 2020. Investec was used as the administrator to distribute the dividend. The distribution of the LonPlats ESOP dividends for the 19,324 beneficiaries saw R6,704.15 paid to each beneficiary. A team was established in 2019 to review each of the governance arrangements and verify the BEE status of each of the Trusts. The report has currently been finalised and a draft BEE scorecard has been finalised. There is no share ownership programme equivalent at our US PGM operations. Tackling employee indebtedness Financial over-indebtedness is, unfortunately, a burden born by many of our employees at our SA operations. It is a personal stress that has the potential to cause emotional strain and can have a negative impact on overall individual well-being and the ability to work safely and efficiently. It is in this context that Sibanye-Stillwater offers the financial literacy programme, Care for iMali, to make a difference in people’s lives and help alleviate financial stresses. For more information see the Care for iMali fact sheet at https://www.sibanyestillwater. com/newsinvestors/reports/annual. HOUSING AND LIVING CONDITIONS The improvement of the housing and living conditions of the mining workforce is a fundamental requirement to not only fully transform the South African mining industry but to also address the legacies of the past. While this is a requirement of the Mining Charter, the standards governing housing and living conditions are stipulated in the Housing and Living Conditions Standard for the Minerals Industry. At the time of writing, these standards were in the process of being revised by the Department of Mineral Resources and Energy (DMRE). In 2020, Sibanye-Stillwater participated in the Mineral Council South Africa’s Living Conditions Task Team and provided contributions to the DMRE’s review of the standards. Another significant focus in 2020 was the development of a new housing strategy for the SA operations. As a first step in this integrated programme, a survey was undertaken in the latter part of the year to understand the needs and requirements of our employees. This survey was conducted at all SA gold and SA PGM operations except Marikana, which already has a developed Housing and Living Conditions Strategy and associated responses as required by the new Housing and Living Conditions Standard. Once the results of the survey have been captured and analysed, we will be in a better position to devise long-term housing solutions matching the needs and abilities of our employees against effective demand. While Sibanye-Stillwater’s housing programme was hampered by the COVID-19 pandemic, some progress was made and outlined below. SA gold operations The focus remained on the reduction of both the family and single accommodation, an initiative that will reduce the overhead costs associated with this service. In 2020, a project to relocate employees of the Kloof operation to hostels closer to their place of work was undertaken. This resulted in the closure of the Nkululeko hostel complex at Kloof, which was subsequently used as a quarantine facility following the spread of COVID-19 to these areas. We also continued with the home ownership strategy, although this was negatively affected as a result of the pandemic. In 2020, a total of 114 houses were sold compared to the 179 sold in 2019. The SA gold operations have approximately 4,000 family accommodation units in proclaimed/ municipal areas and another 2,000 units on un-proclaimed land. A further 16 low-cost houses were built for employees in the Beatrix region in 2020, which formed part of a project within our SLP. An agreement was negotiated with organised labour to outsource catering at Driefontein and Beatrix, similar to the model currently implemented at the Kloof operation. In ongoing efforts to benefit our host communities as much as feasibly possible, in 2020 we concluded an agreement with the Rand West City Local Municipality to donate 278 houses. SA PGM operations Our ongoing footprint reduction programme continued to gain momentum in 2020. Extensive engagement was undertaken with the regulator concerning the structural deformities in five of the 44 infill apartment blocks, detected in 2019 at Marikana (these five blocks were built by Lonmin). The outcome of discussions and through consultation with various stakeholders is that these apartment blocks are to be demolished. The 150 employees who were impacted by this disruption have been successfully re-accommodated in units that subsequently became available as a result of EMPOWERING OUR WORKFORCE CONTINUED Sibanye-Stillwater Integrated Report 2020 200 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

the workforce reduction process. In addition, two infill apartment blocks (comprising 60 infill apartments) have been built in a different location to those which suffered from structural deformities. Further to the additional infill blocks, we also converted two previous AET classroom blocks into 30 living units. The housing and living conditions commitments as part of the Marikana SLP Generation II have all been met. During 2020 we continued our support towards the government-led projects around the Marikana operations. These projects emanate from the Revitalisation of Distressed Mining Towns programme overseen by the National Department of Human Settlements, Water and Sanitation. Sibanye-Stillwater has previously reported that we entered into partnership agreements with the Housing Development Agency (as mandated by the National Department of Human Settlements, Water and Sanitation) working closely with the two local municipalities being, Madibeng and Rustenburg. These efforts remain aligned with the respective spatial development frameworks, housing sector plans as well as integrated development plans of both municipalities. It is further noteworthy to appreciate that these projects (wherein we opted to partner with government, the first of its kind in the industry) had uncalculated key strategic drivers of our social investment and subsequent commitments within the Generation III SLP for our WPL and EPL mineral rights. The focus with Madibeng Local Municipality has been to support and capacitate the implementation of the Upgrading of Informal Settlements Programme (UISP) specifically for Nkaneng informal settlement. The support included the following: • Facilitated stakeholder engagement – provisioning of a dedicated resource • Provision of ongoing technical support in the form of professionals • Assistance with in-situ town planning • Facilitated enumeration survey • Facilitated moving informal housing (shacks) • Grading of roads • Provision of additional water tanks The Nkaneng project progressed with various deliverables completed, inclusive of functional technical engagement between the Madibeng Local Municipality and the Company, but was stymied by COVID-19. It is envisaged that some elements of this project (i.e. road grading and installation of water tanks) will take place during 2021. Sibanye-Stillwater has supported and capacitated the Rustenburg Local Municipality with the implementation of the Integrated Residential Development Programme (IRDP) specifically for Marikana Ext.13. The support to the Rustenburg Local Municipality included the following: • Technical capacitation with professionals • Provisioning of access to existing Sibanye- owned bulk services and infrastructure • Donation of land parcels in close proximity to Marikana Ext.13 Land consolidation for Marikana Ext.13 project progressed while awaiting finalisation of purchase agreements with private landowners. The Housing Development Agency (assisting the Rustenburg Local Municipality) is applying for grant funding towards bulk link infrastructure and upgrading of municipal water reservoirs. A technical committee between the Rustenburg Local Municipality and the Group is in place for technical support as well as facilitate infrastructure grant applications. The Klipfontein Village, consisting of 107 vacated houses on un-proclaimed land, has also been earmarked for closure, along with one of the four high-density residence hostels in the vicinity of the Rustenburg operation. All accommodation units at the mentioned locations have been unoccupied for a period of time. While engaging with various stakeholders to determine the need for alternative use of these facilities, despite our best efforts, unfortunately high levels of poverty and unemployment fuelled vandalism of these unoccupied units to the extent where it is no longer viable for housing purposes. While reducing its footprint, Sibanye-Stillwater has been focusing on the promotion of its home ownership initiative. This involves the sale of 1,455 houses to employees at a discounted price. The programme has three phases, phase one is only open to employees who are currently residing in the houses, and phase two is open to all other employees including Kroondal operations while phase three will be open to the secondary market. To date, the home ownership programme has cultivated keen interest from our employees and were gaining significant momentum. At the Marikana operations four home ownership transactions were concluded with another 53 home ownership transactions lodged for transfer. An employee home ownership help desk is still available at the Marikana operations to facilitate the entire spectrum of home ownership transactions on behalf of employees. At the Rustenburg operations the momentum seen in 2019 continued and we realised another 172 home ownership transactions concluded with another 28 lodged for transfer. COVID-19 severely impacted on home ownership transactions given the overall economic downturn and uncertainties seen during 2020. Challenges There are challenges at both the SA gold and PGM operations relating to living-out allowances which are receiving attention at the highest levels. These include the payment of living-out allowances to employees who then choose to live in poor conditions and make savings, but who then compromise their health and well-being. Another significant challenge to both SA operations of the business is ongoing property and land invasions. In 2020, 104 houses were illegally occupied in Rustenburg. These houses were reserved for scarce skill employees who join the Group to have accommodation offered to them on as part of their onboarding process. The Group is obtaining legal advice for assistance in the matter and the process remains ongoing. It remains concerning that such criminal activities (at this scale) are tolerated by the local authorities while a community is left in fear of further invasions and disregard of property rights. As for land invasions, four were recorded close to the SA gold operations, while seven were recorded at the SA PGM operations. A Leveraging Land for Impact Steering Committee (LLISC) has been established to respond and address issues pertaining to land in a sustainable and responsible manner. The overall objective of this review committee is to guide the business in the classification of land into three main categories, namely: land suitable for integrated human settlement, land suitable for agricultural projects and land suitable for continued mining operations. One positive outcome of this, however, is that our partnership with the Gauteng Department of Community Safety in relation to responding to land invasions has strengthened considerably. They have established a programme to deal with land invasions across the province. Regrettably, not all provinces in which we operate respond to this challenge in the same manner and it remains imperative for Sibanye-Stillwater to engage with all relevant stakeholders to find sustainable solutions to this challenge. Also refer to the Marikana renewal fact sheet for information to the supply of houses to the widows of the Marikana tragedy. Sibanye-Stillwater Integrated Report 2020 201 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

SA operations: housing and accommodation 2020 2019 2018 SA Total PGMs Gold Total SA Total SA Number of employees living in Single accommodation complexes (mine employees) 9,051 1,421 7,630 8,659 11,650 Family accommodation (houses and on-mine residence) 9,796 4,600 5,196 5,573 7,512 Private/other (balance of total workforce) 42,781 30,294 12,487 14,689 20,769 Number of company-owned houses sold Total 290 176 114 179 138 Employees 307 174 113 177 102 Private 3 2 1 2 36 Number of company-owned houses sold since programme inception (2015): cumulative total Total 1,699 730 969 855 676 Employees 1,225 581 644 531 354 Private 474 149 325 324 322 Number of houses built during the year 16 0 16 0 0 Number of houses built since programme inception (2015) 52 0 52 36 36 Spend on accommodation maintenance/renovations 1 (Rm) Family 219 141 78 74 90 Single 92 53 39 40 47 Spend on accommodation maintenance/renovations (excluding labour costs) (Rm) Family 156 122 34 28 50 Single 36 18 18 16 22 Single accommodation upgrade spend since programme inception (2015) (Rm) 430 2 0 430 430 430 1 The cost of accommodation maintenance and renovation is comprehensive (not only painting). Spend on maintenance and renovation of single accommodation has decreased year-on-year as a result of planned closure of some of the units at Beatrix. 2 The SA PGM operations does not have a single accommodation programme EMPOWERING OUR WORKFORCE CONTINUED CARING FOR INJURED EMPLOYEES AND THEIR DEPENDANTS Sibanye-Stillwater, through the Matshediso programme, Lonmin Memorial Fund and the Sixteen-Eight Memorial Trust, provides financial assistance to the families and dependants of employees who are severely disabled or fatally injured in mine accidents. Matshediso programme Sibanye-Stillwater supported 314 Matshediso dependants in 2020 at a total cost of R1.1 million. In addition, at year-end, the families of South African employees received vouchers to the value of R1,500 per family while families living in Mozambique, where the cost of living is much higher, received R2,000 each. In addition to the Matshediso programme, Sibanye-Stillwater undertakes home adaptation and maintenance projects to provide the families of severely disabled or fatally injured employees with functional housing. For paraplegics and quadriplegics (spinal cord injuries), projects include: • the building or renovation of houses (56m2 with an open-plan kitchen/ lounge, two bedrooms and a bathroom) • connection to electricity and water supplies (if municipal infrastructure is not available, two water tanks are installed) • the widening of doorways, ramps and pathways installed and bathrooms made wheelchair-friendly with suitable toilets fitted In 2020, the construction of houses for two employees with spinal cord injuries and support to beneficiaries of three employees that were fatally injured and one special project was initiated for the SA gold operations. For families of deceased employees, either a new house is built (as above) or home maintenance is undertaken. A total of 22 widows or beneficiaries of the SA gold operations are on the project list for renovations, adaptations or a new home. Sibanye-Stillwater Integrated Report 2020 202 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Benefit 2020 2019 Host schools R7,000 (primary) R15,000 (secondary) R7,000 (primary) R15,000 (secondary) Boarding schools R18,000 R18,000 Uniform, stationery, text books and transport R3,000 R3,000 Extra classes at host schools R2,160 per subject per year R2,160 per subject per year Study opportunities Bursary/internship awarded automatically for study of choice at recognised tertiary institution (certain minimum requirements) Christmas voucher or hamper R1,500 per family R1,500 per family Total amount paid to beneficiaries R1.16 million R1.49 million Lonmin Memorial Fund Through the Lonmin Memorial Fund, Sibanye-Stillwater supported 89 dependants in 2020 at a total cost of R3.6 million. Five of these dependants completed their final year of school in 2020 with nine at tertiary level. Sixteen-Eight Memorial Trust Sibanye-Stillwater, through the Sixteen-Eight Memorial Trust, continues supporting the 141 beneficiaries by providing counselling support and educational assistance in the form of paying for school fees, uniform, stationery, textbooks, excursions, transport, tertiary tuition fees, accommodation allowances and meal allowances. Sixteen beneficiaries are at tertiary level of education and three completed school in 2020. Refer to the Marikana renewal fact sheet online at https://www.sibanyestillwater.com/newsinvestors/reports/annual. FUTURE FOCUS SA OPERATIONS 1 US PGM OPERATIONS 2 • Finalise and implement the new Organisational growth strategy to replace ‘People@Sibanye-Stillwater’ • Continue focus on the culture growth programme to further transform the organisation • Continue the digital transformation of the Human Resources (HR) functions • Streamlining the HR function to minimise the waste of time and resources and reduce costs • Adjust the HR service delivery model to enhance the employee lifecycle • Prioritise the mining and engineering learnerships for those employees who could not write or obtain their blasting certificates as a result of COVID-19 • Focus on employment equity to ensure that the Mining Charter III targets are reached in 2021 with an associated attention being given to effective succession planning • Preparation work ahead of the SA gold operations wage negotiations • Launch the Induction Application for both initial and refresher training within the first half of 2021 • Entrench an automated learning and development administration functionality through our smart learning hub • The launch of virtual and augmented reality capabilities at our SA PGM operations • Continue with the implementation of digital learning • Implementation of BeQ organisational engagement survey • Intensive training of new and existing operations supervisory personnel to ensure clarity of role expectations and proficiency in use of available tools to achieve role expectations. • Continued focus on the culture growth programme to further transform the organisation • Continue the digital transformation of the HR functions • Focus on streamlining the HR function to minimise the waste of time and resources and reduce costs • Adjust the HR service delivery model to enhance the whole employee lifecycle • Preparation work ahead of the US PGM East Boulder operation’s wage negotiations • Expand diversity and inclusion efforts to align with SA’s goals for the organisation • Continue to promote the SOHO model and provide resources to employees and managers in support of this shift in how we work • Ongoing efforts to mitigate the risks associated with COVID-19 to include exploring ways in which we can facilitate a vaccination programme for employees and their families Sibanye-Stillwater Integrated Report 2020 203 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

CONTINUOUS SAFE PRODUCTION SUCCESSES CHALLENGES WHAT WE DID IN 2020 SA gold operations Unprecedented 13 million fatality free shifts achieved on 4 August 2020 SA operations Maintaining the operations during COVID-19 lockdown SA PGM operations PGM processing plants and concentrators achieved 16 million fatality free shifts US PGM operations Reducing the injury frequency rate of all injuries US PGM operations Successful implementation of the centralised blasting system at East Boulder mine Electronic auditing implemented as well as the introduction of TARP Safety, health and well-being Economic value CARES Clean water/ air/ land Total returns Socio- economic stability Upliftment about our... ENVIRONMENT SHAREHOLDERS Safety, health and wellness Costs Quality Volume GOVERNMENT Fair market access COMPANY Assured product Membership COMMUNITIES CUSTOMERS SUPPLIERS ORGANISED LABOUR Better lives EMPLOYEES OPERATING PILLARS AFFECTED STAKEHOLDERS Total returns OUTCOMES DESIRED Assured product Economic value Membership Better lives ORGANISED LABOUR CUSTOMERS GOVERNMENT SHAREHOLDERS EMPLOYEES Benchmarks Status Page reference Roll out of bowtie risk assessment methodology and critical control management Completed Refer to page 208 Hosting of safety and health summits Completed for 2020 Refer to page 208 Working towards ISO 45001:2018 Occupational Health and Safety Management System certification for all SA operations In progress Refer to page 208 Migration of Marikana shafts and processing plants to ISO 45001:2018 Occupational health and safety system Completed Refer to page 208 Zero harm In progress Refer to page 206 A Group TRIFR benchmark of 4.0 per million hours worked has been set to be achieved by the end of the 2025 In progress Refer to page 209 APPROACH Safe production is a cornerstone of our ability to deliver on our business strategy (for further information refer to Our strategy and strategic delivery on page 19. We are committed to maintaining a working environment that is safe and fosters the health and well-being of our employees and contractors so that they may return home every day safe and unharmed. It is only by achieving this priority that we can live up to our purpose of improving lives through our mining activities. Safety remains one of our material focus areas and we take a holistic, values- driven approach to safety. This means that commitment, accountability, respect and the effective enablement of and engagement with our employees – all of which are key aspects of our core CARES value proposition – underpin every safety aspect, initiative and operating procedure undertaken at every operation across the Group. “Achieving our objective of ‘zero harm’ is a journey and one that is still in progress.” REPORTING Our focus in 2020 was to enable the generation of automated safety-related reporting from one source of data which, in turn, will minimise human error and secure constant and reliable reporting. Emphasis was therefore placed on aligning group reporting practices, aligning Pivot and Syncromine system, and moving towards uniform group guidance and standards, through the reporting platform of the QlikView system. Sibanye-Stillwater Integrated Report 2020 204 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Accountability, governance and assurance ACCOUNTABILITY Our Safe production strategy is driven by the CEO and senior leadership with strong support from the Board. A bottom-up approach to safety is encouraged to empower our workforce and enable them to execute their tasks in a safe and productive manner. Board • Safety and Health Committee • Audit Committee • Risk Committee Executive Committee • Our Safe production strategy is driven by the CEO and senior leadership • High potential incidents and all fatal incidents are reviewed by the Group High Potential Incident and Fatal Review Committee. Lessons and subsequent action serves as guidance and are shared throughout the Group Operational • At the SA operations the operational Senior Vice President supported by the Vice President at each site assumes the first line of responsibility, and is supported by the operational safety department • At the SA operations, mine overseers are responsible for safety tracking and monitoring performance • We use the platform of safety summits to engage with stakeholders on the issues of safety and health • At the US PGM operations the joint health and safety committees meet monthly at each operation and at the metallurgical complex to address safety concerns For more details see the Corporate governance section RELEVANT LEGISLATION AND REGULATIONS The Group adheres to the ICMM’s principles on safety and health South Africa • Mine Health and Safety Act of 1996 • Occupational Health and Safety Act 85 of 1993 United States • Federal Mine Safety and Health Act of 1977 • The Occupational Safety and Health Act of 1970 • Other United States’ governmental divisions such as the Bureau of Alcohol, Tobacco, Firearms and Explosives, the Nuclear Regulatory Commission, and the Department of Homeland Security also regulate operations in the interests of public security ASSURANCE • Workplace inspections are continually conducted to assess the level of conformance to standards, procedures and other guidelines as well as the legal requirements in the workplace. The intervals are governed by the requirements of the various acts such as the Mines Health and Safety Act 29 of 1996 (MHSA), but additional inspections and follow up actions are also, conducted randomly • Internal audit and the multidisciplinary PIVOT system monitor various parameters. In addition, several external agencies such as the DMRE safety inspectors, conducts unscheduled audits • External and internal audits are conducted by the Group’s internal audit department and include safety audits that measures compliance, correct reporting and recording methodologies of leading and lagging indicators • ISO 45001:2018 Occupational health and safety system gap audits are also conducted to measure compliance for certification. Certification audits are conducted by external parties • At the US PGM operations various internal safety audits are conducted as is emergency response testing and external assurance on compliance and indicators • High potential incidents and fatal reviews are conducted and also serve as another layer of assessment GOVERNANCE Key supporting policies and policy statements Health and safety policy statement Real risk reduction fatal risk control protocols To improve the holistic well-being of our workforce through the pursuit of risk-based monitoring of safety and health factors as well as the Group’s improvement in safety and health performance. Zero harm strategic framework (page 206) and the Managing our risks and opportunities within the external operating environment on page 26. Safe production and health priority: Sibanye-Stillwater Integrated Report 2020 205 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

CONTINUOUS SAFE PRODUCTION CONTINUED ZERO HARM STRATEGIC FRAMEWORK Achieving our objective of ‘zero harm’ is a journey and one that is still in progress. For the past few years, this journey has been a story of change, whereby we have actively endeavoured to transform the culture of the Group, to align values and to develop leadership in a manner that prioritises and cements safety as a cornerstone of the business. This transformative journey has been primarily underpinned and facilitated by our Zero Harm Strategic Framework (refer to schematic below) which was developed in 2018 and was the result of extensive collaboration with some key stakeholders, particularly organised labour and the Department of Mineral Resources and Energy (DMRE). This collaboration ensured buy-in from a regulator and employee stakeholder perspective. Real risk reduction initiatives ongoing • Working place layout improvements – – Focus on the elimination of A-Hazards – – Ventilation and refrigeration – – Occupational hygiene, dust, noise, radiation, diesel particulate matter (DPM) • Implementation of learnings from the high potential incident and fatal reviews • Infrastructure improvement – – Rail-bound and trackless mobile equipment safety enhancements – – Shafts, horizontal transportation, in stope ore removal, fire prevention – – Risk management of surface water (to prevent drowning incidents etc.) Safe production leadership and culture • Individual, team and organisation • High impact training • Language policy • Risk management; strata control • Mirror sessions at SA gold and the US PGM operations • Values-based decisions intervention • Safety summits • Safety days – – Section 23 withdrawals reinforcement – – Under the tree sessions measuring entrenched safety cultures – – Safety culture transformation process, equipping teams to take self-control through interactive training sessions • US PGM operations: Implementation of G.E.T. (Guide, Educate, and Train) Safe – Safety and Health Management System • Bowtie risk management process introduced • University of Queensland coaching sessions on critical controls • QlikView system roll-out • Root cause analysis Independent high potential incident and fatal reviews Life-saving rules introduced • Enhanced Trigger Action Response Plan (TARP) for improved rock mass management • ISO 45001:2018 Occupational Health and Safety Management System implementation on track (end of 2021) • Real risk reduction protocols • ICMM principles Rock mass management ZERO HARM STRATEGIC FRAMEWORK ENGAGED LEADERSHIP ENABLING ENVIRONMENT Aim to maintain a safe working environment with equipment, tools and material that enable sustainable safe production FIT-FOR-PURPOSE SYSTEMS Subscribing to international best practice principles and integrated systems with a view to certification in the longer term Commitment Accountability Respect Enabling Safety EMPOWERED PEOPLE Continue to train people to apply relevant standards and procedures to work safely while working and living with COVID-19 OUR VALUES Sibanye-Stillwater Integrated Report 2020 206 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

ENABLING ENVIRONMENT An enabling environment is one in which reducing risk exposure is achieved by maintaining a safe working environment and providing the workforce with equipment, tools and material that enables sustainable safe production. Real risk reduction initiatives result in making each working environment safer. These include the proactive assessment of risk when the life of mine planning and layout of each operation is conducted on a regular basis. While a number of initiatives have been undertaken since the adoption of the Framework to facilitate a far more enabling environment at all our operations over the past two years, the primary focus in 2020 was the enhancement of rock mass management capabilities, the improvement of trackless and track bound equipment, ensuring safety of underground conveyors, underground fire prevention and undertaking high potential incident reviews. In addition to the above, work continued on horizontal development and cleaning with the objective of equipping the locomotive with intelligent controller and the development end with fixed and portable beacons to detect and react automatically to specific functions and activities. Vehicle to person proximity detection system (PDS) aims to reduce the likelihood of large equipment colliding with people. All the load, haul dump machines (LHDs) and utility vehicles at the SA trackless operations have been equipped with PDS systems. As part of infrastructure improvement, focus is placed on the in-stope ore removal which include winches, rigging, grizzlies, signalling etc. Furthermore, the risk management of surface water is a focus to prevent drowning incidents. Preventative controls include fencing, signage, communication with communities, reducing the number of surface dams, etc. Rock mass management Rock mass failure which could result in a ‘seismic’ event and/or uncontrolled fall-of-ground incident, is one of the most serious challenges to safe production. In 2020 it continued to be the leading cause of most of the fatalities in at the SA operations. Thus, rock mass management is paramount in Sibanye-Stillwater’s quest towards achieving zero harm. In an effort to improve overall ‘seismic’ predictability and forecasting models, in the first quarter of 2020 we engaged several leading academics within the field of seismicity to evaluate all available ‘seismicity’ data and material. This project was completed during 2020 despite delays during COVID-19, with three significant conclusions drawn from the report: • It is impossible to predict seismic events • Seismic management at Sibanye- Stillwater is on a par with the best in South Africa • Monitoring equipment density on South African mines, including Sibanye- Stillwater’s, is substantially lower than in the rest of the world The increased density of seismic monitoring equipment will be a priority focus in 2021. While increasing the density will not directly affect the number or severity of seismic events, it will enhance event location and thereby the identification of hazardous geological features. Tests are being conducted using ground penetrating radar underground with the objective to enhance the understanding of the rock mass beyond excavation. This will improve our knowledge and interpretation of geotechnical environment. EMPOWERED PEOPLE As a Group, we inherently understand that safety can only be achieved if all employees and contractors are correctly trained and empowered with the skills, knowledge and resources needed to execute work tasks in a safe and productive way. Moreover, we are cognisant that an empowered workforce is also one that is fully engaged. To this end, we prioritise the engagement of employees, taking care to listen to and understand their perspectives, challenges and successes, to determine how best we can assist in creating an enabling and empowering working environment in which they can perform their tasks at an optimum level. Contractors are not viewed separately but are issued with a “licence to operate” at the SA operations once all checks on compliance, competencies and risk assessments have been completed and are in place. At the US PGM operations all contracted employees are trained and contractual agreements are in place. Continuous training and communication regarding the contents of Sections 22 and 23 of the Mine Health and Safety Act are shared and confirm that employees and contractors are obliged to look after their own health and safety and that of others. This includes the right to withdraw and is continuously emphasized and encouraged in unsafe circumstances. Similarly in the US, the “Miners Right” to not work in unsafe conditions is also emphasised. Training is also conducted above and beyond what is required by the Mine Safety and Health Administration (MSHA) at the mines and Occupational Safety and Health Administration (OSHA) at the metallurgical complex. Organisational culture and growth strategy As part of the Organisational culture and growth strategy, which is aimed at empowering the workforce to make values-based decisions and encourage the right behaviour, we have several initiatives intended to grow the emotional strength and support of our employees and contractors. These include but are not limited to ‘Under the tree sessions’ which is an open but safe forum for employees to share their feedback, frustrations and recommendations. The intelligence from these sharing sessions is then used to further tailor make the culture and values transformation process. As these proved successful at the SA gold operations prior to 2020, they were introduced to the SA PGM operations in the year under review. In addition to the Organisational growth strategy, which seeks to transform the culture of the organisation to one that is based on our CARES value proposition and which is discussed in more details on page 186, of the Empowering our workforce section, a number of initiatives continued to be pursued in 2020 to further advance the empowerment of our workforce. Sibanye-Stillwater Integrated Report 2020 207 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

CONTINUOUS SAFE PRODUCTION CONTINUED Incentive/bonus systems to encourage safe behaviour To encourage employees to achieve production safely and to comply and adhere to standards, procedures and other preventative initiatives, the Group has in place an injury free days reward system that measures the performance of team and work sections. Employees are rewarded with prizes and positive team interactions at 30-day, 60-day, 90-day and 120-day intervals, which takes into account statistics of any injuries. Other short-term incentives are introduced intermittently, such as the “I am safe” campaign whereby supervisors are given the opportunity to reward individuals for excellence in safety behavior. At the SA gold operations, the safety officers have a checklist to enable the workplace to be declared safe before work can be undertaken. Bonuses of safety officers are linked to the quality of the safety audits and not to production. Safety summits One of the main ways in which we engage with our stakeholders, particularly in the sphere of safety and health, is through safety summits. Unfortunately, owing to the COVID-19 pandemic, we were only able to hold two Safety summits during 2020, both of which were focused on the SA PGM operations. This was a continuation of the Safety summits focused on the SA gold operations, which began in 2018 (although both PGM and gold representation have been present at these summits). The participation of organised labour and the Department of Mineral Resources and Energy is evidence of the positive trajectory of our engagement process. Three themes were identified during the SA PGM summits: • Enabling environment addressing amongst other policies, standards, and physical conditions • Empowered people addressing amongst other stakeholder participation, technology and research • Fit-for-purpose systems addressing amongst other planning, design and infrastructure Work streams have been created to workshop each theme during 2021. The global safe production advisory panel served its purpose and was terminated in 2020. Technical and leadership work continues with several academic institutions. High impact training In 2020 we further enhanced our high impact training programme. Learnings from high potential incidents and fatalities are shared with the rest of the Group and training manuals are updated to include learnings to encourage proactive management. These are managed through regular high potential incident reviews from which all learnings are communicated and processes updated in our objective of aspiring towards zero harm. FIT-FOR-PURPOSE SYSTEMS Subscribing to and implementing international best practice principles and integrated systems and adhering to leading global standards is vital to supporting and driving our safe production strategy. Sibanye-Stillwater was admitted as a member of the International Council of Mining and Metals (ICMM) on 27 February 2020, which in effect adds another layer of governance to our systems and processes. This was a major milestone as we had been working towards meeting the ICMM’s requirements since 2018. Sibanye-Stillwater participates in several ICMM working groups to share and to learn about global best practice. ISO Certification ISO 45001:2018 Occupational health and safety management system, considerable progress was made with all SA operations to achieve certification. Marikana achieved ISO 45001:2018 for its operational shafts and Marikana processing and Shared Business Services achieved ISO 45001:2018 certification as part of the integrated SHEQ and SHE certificates respectively; this translates to approximately 50% certification of our SA PGM operations. While the US PGM operations had been on track to achieve full ISO 45001:2018 certification for its Occupational health and safety system at the end of 2020, the impact of the COVID-19 pandemic inhibited progress in this regard. A roadmap has, however, been developed with the target of achieving certification by the end of 2021. Risk management As integrated risk management is an essential component of the Sibanye- Stillwater approach to safe production, considerable attention was given to further enhance management of risks. Our main risks are rock mass failure, trackless mobile machinery, rail-bound equipment, winches and rigging, shafts and fires. Understanding risk and the management thereof within the Group is essential for the risk programme to function. Therefore, as part of the risk programme, a weekly risk “Power Hour” was initiated with operational management teams at the SA PGM operations. During these sessions, the risk management layered approach is presented and practical exercises are conducted. To mitigate and control these risks we have increased the use of bowtie methodology. The top five risks identified are analysed and based on a causation model, providing a clear pictorial on how we manage the risk. Operations are required to conduct self-assessments on critical controls on a monthly basis to ensure controls are in place and are adequate to mitigate the risk. We are investigating electronic-based systems to assist in managing critical control assessments. During 2020 a causation model with supporting procedures was developed to investigate and report on all high potential incidents. These have been finalised and will be rolled out across the Group in 2021. Further to that, the Rock engineering department was brought on-board and a discipline specific checklist was designed and tailor made for their specific use. Ultimately, the information from these technical inspections, will form part of an overall risk exposure score to highlight areas of concern and where attention is needed. Sibanye-Stillwater Integrated Report 2020 208 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

TARP The Trigger Action Response Plan (TARP) is a system and strategy used to identify, classify, and then treat hazards. It is focused on proactively detecting and dealing with a change in rock mass characteristics at the appropriate level. While it has been extensively used in the SA operations, in 2020 the system was effectively rolled out at the US PGM operations. A key focus in 2020 was to familiarise and grow the knowledge of employees in their roles and level of responsibility when dealing with geological features and managing falls of ground. Further developments are taking place to put the employee into virtual reality using technology to enhance ability and then to augment the experience. This also has the ability to enhance soft skills. Technology Syncromine has seen constant evolution and improvement with a deep dive that was conducted on the fall-of-ground risk identification. This entailed a revamp of the safety officer checklists to include detailed inspection points pertaining to the TARP methodology to facilitate improved risk analysis. Syncromine information is utilised for pre-determined reports on pre-determined intervals that are auto-generated and distributed to interested parties, management included. These can be used as a snap shot of the current situation in the workplace and ensure preventative measures are devised. G.E.T. Safe The US PGM operations adhere to the G.E.T. (Guide, Educate, and Train) Safe – Safety and Health Management System, which provides the overall framework for continuous improvement in safety performance. The G.E.T Safe initiative comprises 20 modules that encompass every sphere of the business. In 2020, priority was given to completing four of the 20 modules. These included: • Leadership development • Change management • Behaviour optimisation • Fatality prevention/risk management OTHER FOCUS AREAS Focus on total recordable injury frequency rate (TRIFR) In future, the Group will increase its focus on the total recordable injury frequency rate (TRIFR) in order to reduce low energy incidents without compromising efforts in the step change approach towards zero fatalities. We will continue to actively monitor and benchmark ourselves against other safety performance measures including leading indicators, lost time, serious and fatality injury frequency rates. A Group TRIFR benchmark of 4.0 per million hours worked has been set to be achieved by the end of the 2025 year. Emergency planning Emergencies are governed by procedures and protocols to address any eventuality that may arise, including but not limited to injuries, major or high potential scenarios such as underground fires, and floods. An emergency response is triggered through on-site control rooms that are manned 24/7 and which follow protocols to inform relevant emergency services, senior management and proto teams when necessary. Management has been trained in emergency control and in the event of a major incident, an emergency control room is set-up and manned by senior management from which the event is coordinated and tracked. All employees are trained and inducted in emergency protocols and monthly emergency drills are conducted to ensure understanding and knowledge retention. All supervisors are trained in first aid and have full access to first aid equipment. All underground workings are equipped with secondary escape routes and emergency refuge bays that are regularly inspected for safety and adequacy by management teams. The US PGM operations’ emergency response plans were updated during the year and took into account the ISO 45001:2018: Occupational health and safety system requirements. The response plans extend to responsibilities, and communication protocols amongst others. All the US salaried personnel are trained on the site specific emergency response plans as a course of business. On a monthly basis the US safety team interacts with the local emergency planning committees in both operating counties with the committees representing law enforcement, emergency services, local businesses and local citizens. Impact of illegal mining on our SA operations Illegal mining is a significant risk and hindrance to our efforts in facilitating and maintaining a safe working environment. We have, however, made great strides in the battle against illegal miners (or zama zamas as they are known locally). The illegal miners are often heavily armed and, when trespassing on operating mines, have been known to set ambushes and booby traps for employees, security and rival groups of illegal miners. Risky illegal mining activities are life-threatening to the illegal miners themselves as well as to the security personnel when they encounter the illegal miners. To maintain a safe operating environment, Sibanye-Stillwater Protection Services provides protection services and specialised investigative services to the SA operations. Although our gold operations are more impacted by illegal mining due to their long history and the extent of mined and unmined areas, illegal mining also occurs at our PGM operations where illegal miners access remote underground concessions, primarily to steal copper cable, through ‘holings’ (holes accessing the underground environment). For more details see the Combatting Illegal mining fact sheet 2020. Some Personal protective equipment utilised by employees during mining activities Sibanye-Stillwater Integrated Report 2020 209 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

CONTINUOUS SAFE PRODUCTION CONTINUED PERFORMANCE Our safety performance in 2020 was inevitably influenced by the COVID-19 pandemic. Over and above the high safety and behaviour standards which we follow to ensure safe production every day, 2020 brought an additional layer of COVID-19 protocols to which each employee and contractor were and still are required to adhere. Additional pressure was added with the lockdowns imposed in South Africa at the end of March 2020 resulting in forced closure of all underground mining operations, followed by the slow-ramp in production (with some employees not able to return from neighbouring countries) and the revised operating procedures all of which had a range of consequences on our operations and employees. Despite these challenges, and by staying the course of maintaining our enhanced safety focus and initiatives, a number of milestones were achieved during the year including: Fatality free shifts worked SA PGM operations Date achieved More than 10 million shifts SA PGM plants and concentrators (16 million shifts) 18 June 2020 5 million shifts Westerns mine (K3 and 4B/1B shafts) 3 November 2020 SA PGM operations 1 December 2020 SA PGM operations 15 October 2020 3 million shifts Kroondal and Rustenburg operations 3 December 2020 2 million shifts Marikana mining 6 October 2020 Kroondal and Rustenburg operations 22 November 2020 Kwezi and K6 Shafts 15 December 2020 1 million shifts Kroondal operations 22 September 2020 Saffy shaft 20 October 2020 The US PGM operations achieved 3 million fatality free shifts (since October 2011) on the 2 February 2021. Fatality free shifts worked SA gold operations Date achieved More than 10 million shifts SA gold operations (13 million shifts) 4 August 2020 5 million shifts Kloof Upper and Cooke 11 July 2020 Kloof Upper 25 March 2020 4 million shifts Total Driefontein 6 October 2020 Total Kloof 22 November 2020 3 million shifts Kloof Lower 6 November 2020 Total Beatrix 1 September 2020 2 million shifts Beatrix North (3 shaft) 19 October 2020 Beatrix BMU1 (North and South shafts) 16 July 2020 1 million shifts Driefontein (Pitseng D2) 14 December 2020 Beatrix South (2 Shaft) 4 December 2020 SA gold operations 19 November 2020 Driefontein (Ya Rona D4) 26 October 2020 Driefontein (Masakhane D1 and Bambasanani D6) 28 July 2020 Driefontein (Masakhane D1, Pitseng D2 and Ya Rona D4) 9 June 2020 Driefontein (Pitseng D2 and Ya Rona D4) 27 May 2020 Driefontein (Hlanganani D5) 29 January 2020 Sibanye-Stillwater Integrated Report 2020 210 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Notwithstanding all our efforts to prevent harm, we are deeply saddened to report the loss of nine (2019: 6) lives at our SA operations (four fatalities at the SA gold operations (2019: 0) and five fatalities at the SA PGM operations (2019: 6)). Our US PGM operations, however, have remained fatality free since 2011. A factor that had an influence on the safety performance was the change in composition in most of the mining crews, a direct consequence of the impact of COVID-19 and the associated lockdown on our operations. As not all employees were able to return at the same time, with some not being able to cross borders and others having to isolate or quarantine at various stages in the year, we were compelled to adjust the composition of mining crews to accommodate these absences. This had an impact on team dynamics which indirectly had an impact on productivity and safety indicators. This was similarly the case with frontline supervisors who were required to engage with new crews as production was ramped up. To mitigate this, in the second half of 2020 new training initiatives were designed and rolled out for frontline supervisors to better equip them in engaging and leading these new crews. The Khumbul’ekhaya mining industry- wide safety initiative was also relaunched at our SA operations in an effort to remind employees to protect their colleagues, to comply with the standard operating procedures and to maintain vigilance in preventing accidents. In addition to the alteration in crew composition, a not insignificant factor determining the overall safety performance has been the financial distress of many employees. Having not earned their full wage for many months, some crews and supervisors have flouted some safety procedures or overlooked incidents with the intention of reaching their targets and receiving bonuses. These factors largely account for the lost-time injury frequency rate (LTIFR) performance, which regressed to 5.56 (2019: 5.23). In memoriam The Board and management of Sibanye-Stillwater extend their deepest condolences to the families, friends and colleagues of our eight employees and one contractor who lost their lives in the line of duty during the year. Date Operation Name Employee/ contractor Occupation Incident 17 January 2020 Bambanani Shaft, Kroondal Mr Joao Silindane Employee Rock drill operator Rock mass failure 7 February 2020 Rowland Shaft, Marikana Mr Khulile Nashwa Employee Winch operator Locomotive derailment 20 March 2020 Thembelani Shaft, Rustenburg Mr Emanoel Kaphe Employee Rock drill operator Rock mass failure 24 March 2020 Siphumelele Shaft, Rustenburg Mr Rossofino Manhavele Employee Belt attendant Slip and fall 8 August 2020 Kloof 1 Shaft Mr Mfuneka Manikela Contractor Contractor Inundation of broken rock 13 August 2020 Driefontein 5 Shaft Mr Bonginkosi Hlope Employee Learner miner Rock mass failure 2 October 2020 Beatrix 4 Shaft Mr Ceb Gunguthwa Employee Miner Rock mass failure 2 October 2020 Beatrix 4 Shaft Mr Hlophang Temeki Employee Rock drill operator Rock mass failure 6 December 2020 Rowland Shaft, Marikana Mr Erens Mello Employee Winch operator Scraping and rigging Sibanye-Stillwater Integrated Report 2020 211 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

CONTINUOUS SAFE PRODUCTION CONTINUED Safety performance 2020 2019 2018 Group US operations SA operations Group US operations SA operations Group US operations SA operations PGMs PGMs Gold PGMs 4 PGMs Gold PGMs PGMs Gold Fatalities 9 0 5 4 6 0 6 0 24 0 3 21 Fatal injury frequency rate 1 0.06 0.00 0.06 0.06 0.04 0.00 0.06 0.00 0.16 0 0.05 0.24 Number of lost-time injuries 840 34 441 365 876 41 475 360 881 35 268 578 Lost-time injury frequency rate (LTIFR)1 5.56 7.98 5.37 5.65 5.23 10.13 4.77 5.62 5.89 9.97 4.68 6.52 Total injury frequency rate 8.52 12.67 9.50 6.99 8.40 32.38 7.84 7.76 8.58 13.96 6.63 8.84 Number of serious injuries 458 27 200 231 508 35 248 225 553 25 126 404 Serious injury frequency rate (SIFR) 1 3.03 6.34 2.44 3.57 3.03 8.65 2.49 3.52 3.70 7.12 2.20 4.53 Medically treated injury frequency rate (MTIFR) 1,2 2.95 4.69 4.13 1.35 3.17 22.24 3.06 2.14 2.69 23.94 1.95 2.32 Total recordable injury frequency rate (TRIFR) 1 6.69 12.67 6.30 6.81 Not previously reported Total recordable injuries 1,011 54 517 440 Not previously reported Number of Section 54/regulator work stoppages 68 2 29 43 126 6 35 85 263 na 44 219 Production shifts lost owing to Section 54/ regulator stoppages 200 0 154 46 226 3 na 214 12 545 na 149 396 Total hours worked (millions) 151 4.3 82 .1 64.6 167.5 4.0 99.4 64 149.5 3.5 57.3 88.6 Note: Safety statistics include contractors 1 Per million hours worked- total number of accidents x 1,000,000/hours worked 2 Also referred to as treat-and-return injury frequency rate which includes certain minor injuries 3 The US PGM operations have not tracked this figure to date 4 Includes Marikana operation from June 2019 Our performance in perspective: SA peer comparison 1 Company Serious injury frequency rate Serious injury frequency rate ranking Lost time injury frequency rate Lost time injury frequency rate ranking Fatal injury frequency rate Fatal injury frequency rate ranking PGM Sibanye-Stillwater SA PGM operations 2.44 2 5.37 2 0.061 3 Peer 1 1.41 1 2.02 1 0.016 2 Peer 2 4.04 3 5.42 3 0.012 1 Gold Sibanye-Stillwater gold operations 3.57 2 5.65 2 0.06 1 Peer 1 4.03 3 6.51 3 0.12 2 Peer 2 3.25 1 5.21 1 0.30 3 1 Rates are per million hours worked. Peers include: Harmony Gold, AngloGold Ashanti, Anglo American Platinum and Impala Platinum Sibanye-Stillwater Integrated Report 2020 212 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

SA GOLD OPERATIONS The gold operations remained steadfast in their commitment to safe production and progressing towards achieving zero harm. For the first half of the year, at least until August, the operations were able to maintain and capitalise on the significant progress that had been made from the previous year in improving the safety performance, particularly the fatal injury frequency rate. In July, the SA gold operations recorded 13 million fatality free shifts, equating to an almost two-year fatal-free period. This record was broken when a subsequent series of incidents tragically resulted in the loss of four lives. These fatalities have highlighted the fact that fall-of-ground incidents remains our single greatest challenge and that rock mass management still requires much improvement. More than 40% of all safety-related incidents during the year stemmed from rock mass issues. However, the seismicity study, completed in 2020, is proving an excellent base from which we can devise and implement initiatives that will help mitigate this risk. We are also building capacity in our rock engineering team and providing additional resources so that crews and the safety teams are in a better position to handle seismicity related issues. Winches and rigging incidents as well as shaft-related incidents continued to be the two other risks posing the greatest challenge to safe production. Fire incidents, mainly as the result of illegal mining activities is on the rise and significant action has been taken to reduce these incidents. In an effort to more effectively manage these risks, bowtie analyses were undertaken to determine critical control measures for each operation within the gold operation. These critical controls are in the process of being monitored through QlikView to assist in planning execution and to ensure that the right decisions are being taken during mining operations. To further enhance our management of risks and cement our safe production strategy, we embarked on a review of high potential incidents. To aid this process, we appointed 15 additional safety officers in 2020, to oversee the implementation of critical learnings stemming from high potential incidents. These additional safety officers proved an invaluable asset during the critical time of restarting and ramping up operations as lockdown restrictions were eased in South Africa. The combination of these initiatives resulted in substantial improvements in all our leading and lagging indicators. SA PGM OPERATIONS Regrettably, our safety performance continued to be hampered by a number of fatalities and serious injury incidents in 2020. Tragically, we recorded five fatalities in 2020, two of which were the result of rock mass failures, one the result of a locomotive derailment and the other regarded as a slip and fall accident. The fifth fatality was the result of a scraping and rigging incident. In-depth investigations and extensive engagements with management, stakeholders and specialists were undertaken in the wake of these incidents to identify root causes and devise preventative measures. We subsequently implemented a number of risk reduction initiatives, which included: • Real risk reduction (focused on leading indicators) – – Risk rating classification – – Risk response protocols – – Safety officers bonus review • Rock mass management – – Technology – canopy jacks, blast on nets – – Support standards review – – Ledging practices and controls adoption • Priority bowtie risk assessments and critical controls – – Fall-of-ground risk deep dive and rock mass management – – Risk/Agency Management Models similar to rock mass (trackless mobile machinery, rail bound equipment, etc) – – TMM Deep dive (planned/preventative maintenance) – – Fire retardant belt installation – – Rail bound equipment – auto retardation and stopping, remote signalling and emergency stoppage – – Trackless mobile machinery equipment – oil fire prevention and level 9 auto retardation and stopping – – Underground fires – preventative controls and response preparedness As two of the fatalities were related to fall-of-ground incidents, we renewed our focus on rock mass management initiatives across all operations. A system review was conducted to improve the functionality of the system through the inclusion of dissected observation points for safety officers. Further to this the Rock Engineering Department began using Syncromine with tailor-made checklists for their specific needs and technical requirements. “A” hazard management is thoroughly embedded and these are tracked and reported on a continual basis. The implementation and close-out of required actions pertaining to “A” hazards are well managed and dealt with by the operations within two days on average. Open “A” hazards are constantly monitored and escalated to ensure that they are attended to timeously. Catastrophic risk management continued at the processing and mining operations which includes the identification of critical controls, critical control requirements and control self-assessment protocols as well as monthly audits to identify such events. The focus on top management visibility in the form of visible felt leadership remains an important intervention at the processing operations. Sibanye-Stillwater Integrated Report 2020 213 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

CONTINUOUS SAFE PRODUCTION CONTINUED US PGM OPERATIONS While there has not been a fatality at any of the three US PGM operations since 2011, the total reportable injury frequency rate is an ongoing concern. To further enhance the focus on safe performance, the US PGM operations has dedicated a senior role within the region to safety and health. The current structure has also increased the number of employees working within this area to provide additional support for operations. The most common injuries are those caused when employees are struck by a moving object or injured by tools, equipment as well as slips, trips and falls. The continued fall-of-ground incidents have resulted in an increase in the number of full-time rock mechanic engineers and training programmes. Stillwater has increased its number of full-time rock mechanic engineers from one to seven over the last two years and, in 2020, East Boulder employed a full-time engineer for the first time in ten years. The Rock mechanic engineers provided training to the general foreman, supervisors, geologists and miners. Since the bolstering of the resources a reduction of approximately 25% was achieved on fall of ground incidents. One initiative that is proving to have a positive impact on the safety performance and was a continued area of focus in 2020 was the utilisation of telemetry in our mines. In the past year we continued to install New Tracks telemetry software at East Boulder, an initiative that is proving invaluable in tracking people in the mine. We also began installing it on some of the major equipment, which will help to provide more accurate equipment usage data and improve safety performance. At this stage New Tracks is not being installed in Stillwater as the mine does not have the network infrastructure to support the software. Another initiative to help improve safety in the long-term is the introduction of a new process of air cooling slag in pots instead of it being granulated. In the past, there have been a number of high potential incidents associated with the granulation process and rapid steam releases which are more common when slag and matte are simultaneously introduced into the granulation system. This process also reduces the amount of time the crane is in the air, which limits overhead loads. Modifications in concentrate handling also began in 2020. With major infrastructure developments at Stillwater and the metallurgical complex and a smaller degree of change at East Boulder, the concentrate will now be hauled in side dump trucks to Columbus, the metallurgical facility, and those same trucks will be used to haul slag back up to the mine site. This will not only greatly increase capacity for concentrate handling both at the mine site and at the metallurgical complex, but also eliminate the process of dumping the bins, a task which had some associated hazards. It will result in the reduction of hundreds of trips a year, which will substantially aid the Good Neighbor Agreement in terms of the traffic on the roads. East Boulder achieved a safety milestone during the second quarter with the successful excavation of the 670-ramp system daylighting to surface via the Frog Pond adit. This provides an egress at the top of the mine, in addition to Tunnel 1 and 2. A building for shelter in case of inclement weather was also constructed. US PGM operations: injuries by category 2020 2019 2018 Struck by objects (tools, equipment and others) 14 9 12 Strains/soft tissue injuries 10 14 6 Slips/trips/falls 10 7 13 Caught in/between 8 7 4 Rockfall 3 7 4 Operating equipment 2 6 4 Operating jackleg 2 3 3 Eye injuries 0 1 2 Chemical burns/other 0 0 1 Sibanye-Stillwater Integrated Report 2020 214 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

FUTURE FOCUS SA GOLD OPERATIONS 1 SA PGM OPERATIONS 2 US PGM OPERATIONS 3 • Focused effort to improve total recordable injury frequency rate (TRIFR) at each operation • In line with the overall safe production strategy, our primary focus will remain on critical control management, the quality of workplace inspections by line and service departments and timely closeout of identified hazards in our workplaces • Continual engagement of employees and worker representatives, as well as the promotion of a healthy and safe work culture through demonstrated leadership involvement, forms a key component of achieving ongoing safety improvements • Further roll our of TARP as an aspect of rock mass management • High potential reviews and incorporating the lessons learned • ISO 45001:2018 Occupational health and safety system certification by 2021 • Continued focus on leading indicators and closing of ‘A-Hazards’ • Focused effort to improve TRIFR at each operation • Implement and maintain real risk reduction strategies • Focus on ISO 435001:2018 Occupational health and safety system certification for the total PGM segment • Focus on the role out of S3 risk management (as developed in conjunction with Queensland University) training to middle management • Focus on training and implementation of the new investigation module (Loss causation module and iCAM combined) • Continue to align safety documentation with the Protection of Personal Information Act (POPIA) • Emphasis on the ABC of mining, rock mechanics training to team leaders, miners, supervisors and management staff across all mines • Continued focus on the effective use of the TARP process • Fully utilising system driven leading indicators to measure and manage poor performing crews • Emphasis on behavioural based safety/culture change through ‘Under the tree’ sessions and culture transformation training interventions across all operations • Continue with the Safety summit process started in 2020 • Focused effort to improve TRIFR at each operation • The main focus in 2021 will be the full implementation of the G.E.T. Safe strategy and achieving ISO 45001:2018 Occupational health and safety system certification. Much work still needs to be done in this regard but we remain on track to fulfil these objectives • Another focus will be the roll out of the rock mass management system to the East Boulder and Stillwater mines • Ensuring safe behaviour will be a new target for the team in 2021. As we have identified that a large percentage of injuries have a behavioural component, we are cognisant that some employees may not be making the right choices in critical situations • Lastly, a gap analysis of all systems and processes used on the three sites will be undertaken to identify areas of concern and to ensure that we achieve Group commonality on key safety indicators Sibanye-Stillwater Integrated Report 2020 215 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

HEALTH, WELL-BEING AND OCCUPATIONAL HYGIENE Safety, health and well-being Economic value CARES Clean water/ air/ land Total returns Socio- economic stability Upliftment about our... ENVIRONMENT SHAREHOLDERS Safety, health and wellness Costs Quality Volume GOVERNMENT Fair market access COMPANY Assured product Membership COMMUNITIES CUSTOMERS SUPPLIERS ORGANISED LABOUR Better lives EMPLOYEES OPERATING PILLARS AFFECTED STAKEHOLDERS Better lives Socio- economic stability OUTCOMES DESIRED ORGANISED LABOUR COMMUNITIES GOVERNMENT SHAREHOLDERS EMPLOYEES Benchmarks Status Page reference Invest in a single multi-commodity medical scheme for all employees and dependents by 2021. This is part of the objective to achieve universal health coverage for all our employees by 2030 In progress Refer to page 219 Centralisation of occupational health in the SA gold and Marikana operations and further investment in technology to speed up processes and cycle times at our induction centres to be completed by 2020 Did not meet Refer to page 215 Silica dust exposure at SA gold operations to be below 0.05mg/m 3 for 95% of all silica dust measurements by 2024 SA gold operations progressing towards the milestone target PGM compliant with the milestone Refer to page 224 Noise reduction, ensuring all process noise is below 107 dB(A) by 2024 In progress Refer to page 224 UNAIDS 90-90-90 target by 2020 Did not meet Refer to page 222 SUCCESSES CHALLENGES WHAT WE DID IN 2020 Sibanye-Stillwater took a measured but agile response in order to successfully prepare and operate in an unplanned global pandemic Due to COVID-19 receiving dedicated focus in the Group during the year, some of the previously planned outputs and targets could not be achieved Successfully screened employees on a daily basis while treating and isolating employees who tested positive for COVID-19 Prepared and operated our own isolating and quarantine COVID-19 facilities which provided relief to the public health system in South Africa US PGM operations were able to act swiftly in de-densifying transport and implementing social distancing protocols as operations were allowed to continue operating during a regional lockdown APPROACH Delivering on our purpose to improve lives through our mining activities, safeguarding the health and well-being of our employees, their families and our communities is a key priority. Due to the ongoing management of tuberculosis (TB) and other communicable diseases in South Africa, the Group was well placed to rapidly react to the COVID-19 global pandemic and to ensure that the health and well-being of our employees remained a priority across the business. Similarly, workforce health was, and will continue to be, a priority for the Group. (For further information refer to Our material issues, page 68.) Our health and wellness approach is underpinned and guided by our CARES value-proposition and is designed to address and mitigate occupational health risks that employees and contractors confront in their internal and external SDGs reflected in this section: NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS Sibanye-Stillwater Integrated Report 2020 216 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

environments. Participation in the Health working group of the International Council of Mining and Metals (ICMM) helps increase our awareness of the external environment and engage on health-related matters with peers. Our safety value encompasses occupational health and well-being, which in turn, can affect safety performance. Sibanye-Stillwater conducts annual medical examinations of all employees and on-site contractors engaged in risky work to ensure that they are fit and healthy enough to meet the inherent requirements of the work assigned to them, as required by the Mine Health and Safety Act (MHSA). The care we provide is executed through six pillars: • Access to occupational health resources that assess health risks, determine fitness to work and manage disease and rehabilitation • Primary health care centres with doctors and nurses managing cases 24/7 and shaft clinics within a walking distance from the workplace with primary health care staff providing health risk assessments and disease treatment for communicable diseases – including TB, HIV and other chronic ailments (diabetes and heart disease, among others) • Satellite primary health care clinics with nurses operating during office hours • An employee assistance programme (EAP) provided by ICAS is available to employees and their immediate family via a multi-lingual toll-free call centre facility 24/7. This is a confidential service Accountability, governance and assurance ACCOUNTABILITY Board • Social, Ethics and Sustainability Committee • Audit Committee Executive Committee • The ESG Committee • Exco EVP Organisational Growth Operational • The Senior Vice President: Health and Employee Well-being has oversight of the health and well-being programmes at Sibanye-Stillwater. Health has a central oversight with unit managers at the SA operations • Health and safety full-time representation see to that the health and safety programmes are agreed to and effective RELEVANT LEGISLATION AND REGULATIONS South Africa • Mine Health and Safety Act of 1996 • Occupational Diseases in Mines and Works Act 78 of 1973 • Compensation for Occupational Injuries and Diseases Act, No 130 of 1993 • National nuclear regulation • Mine Health and Safety Council milestones United States • Federal Mine Safety and Health Act of 1977 • Occupational Safety and Health Act of 1970 The Group also adheres to the ICMM’s principles on safety and health ASSURANCE • Sibanye-Stillwater’s health performance is monitored and audited by several external agencies such as registrar for medical schemes, Department of Health and the Department of Mineral Resources and Energy • Compensation for Occupational Injuries and Diseases Act (COIDA) audits relating to compensation for occupational injuries and diseases are performed as well as external assurance on performance indicators by PwC (page 307). Occupational diseases in Mines and Works Act audits of specifically tuberculosis and silicosis cases are conducted • At the US PGM operations, health performance is audited and monitored by the Mine Safety and Health Administration, Montana Department of Labor and Industry as well as the US Department of Labor. The Blue Cross Blue Shield of Montana and the Brokers and actuaries at Hub International’s consultants also review our performance GOVERNANCE Key supporting policies and policy statements • Health and Safety Policy Statement • Medical surveillance programme • Drug Abuse Policy • Mandatory code of practices covering among other things COVID-19, noise and occupational health programmes that provides support for personal and professional issues that might impact health and well-being • Emergency medical services equipped with advanced paramedical teams and 24/7 rescue capability – key to each of our operations are emergency preparedness plans. Our medical services are supported by emergency rescue teams with disaster-management capabilities. (Please refer to Continuous safe production page 209) • Wider hospital networks offering specialised care for trauma as well as occupational injuries and diseases. COVID-19 specific enhancements were done to accommodate the pandemic Sibanye-Stillwater Integrated Report 2020 217 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

HEALTH, WELL-BEING AND OCCUPATIONAL HYGIENE CONTINUED SDG 3 – Ensure healthy lives and promote well-being for all at all ages NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS Sibanye-Stillwater’s approach to health and occupational hygiene is firmly aligned to and guided by the United Nation’s Sustainable Development Goal 3. SDG 3 contains a comprehensive list of health targets that have been designed to tackle the more pressing health challenges of our modern age. Among the most significant to Sibanye-Stillwater are the SDG 3.3 and 3.7 targets, which aim to end the epidemics of HIV/Aids, tuberculosis, malaria and other communicable diseases, provide access to safe and effective medicines and vaccines for all and achieve universal health coverage. It is the ambitious aim of the UN to achieve these targets by the year 2030. Refer to page 222 (HIV/AIDS); page 221 (tuberculosis) and page 219 (universal health cover). STRATEGY In its effort to achieve the targets set in SDG 3, Sibanye-Stillwater has devised a three-phase health strategy for its SA operations. The strategy is underpinned by our integral well-being imperative that takes a holistic and interconnected approach to the physical, psychological, emotional, social and spiritual health of our employees. SA OPERATIONS’ HEALTH STRATEGY • Align medical scheme(s) • Standardisation of SA operations’ health and wellness • People, processes and systems focus for efficiency • Align to National Health Insurance (NHI) • Focus on service provider networks • Enhanced occupational health services and wellness efficiency • Intentional bias towards in-house medical scheme • Sustaining efficiency of health and wellness • The Council for Health Service Accreditation of South Africa (COHSASA) accreditation of in-house health facilities 2019-2020 2024-2030 1 2021-2023 1 Underpinning the strategy of our well-being imperative Integral well-being – being more than just mental or physical health but encompasses wider issues that affect our workforce. • Promote a safe and healthy working environment in pursuit of optimum productivity and preservation of human life and wealth • Enhance the employment value proposition by means of promoting a culture of integral individual and overall organisational well-being • Encourage individual ownership and accountability for employees’ own well-being • Enable the Group to manage all aspects of integral well-being that can have a negative impact on employees’ ability to deliver on organisational objectives • Reduce and contain health and well-being costs • During the year we finalised the integral well-being policy that also caters for aspects of mental health 1 Timelines could potentially impacted due to government roll-out regressions Sibanye-Stillwater Integrated Report 2020 218 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

The Group is still in the first phase of this strategy, with the main focus being the provision of universal health coverage (UHC) to all employees. UHC is defined by the World Health Organization (WHO) as “ensuring that all people can use promotive, preventative, curative, rehabilitative and palliative health services they need, of sufficient quality to be effective while ensuring that the use of the service does not expose the user to financial hardship.” JOURNEY TOWARDS UHC South African operations’ medical scheme During 2020, Sibanye-Stillwater made substantial progress in ensuring all employees are covered by health insurance. All necessary measures and requirements were finalised to migrate all employees within the SA gold operations to health insurance as a condition of employment. This process will be completed during 2021. This is a significant achievement in Sibanye-Stillwater’s story of change. Having started this journey with only 8% of its employees having a medical scheme membership in 2013, as of 2021 62% of our SA employees are on medical schemes and every employee across all three business operations now has the freedom of choice and ability to participate in medical schemes that protect them from the financial risk of high medical costs. The slight reduction year-on-year of employees on medical scheme could be ascribed to the reduction of the proportion of the workforce, more specifically the reduction of principle scheme membership from the Marikana operation reflecting the Marikana restructing. This progress contributes towards the UN’s SDG 3 to achieve universal health coverage, including financial risk protection and access to quality essential health care services. The medical scheme model is advantageous to both Sibanye-Stillwater, by ensuring efficiencies, and employees, by providing improved access to medical care and the opportunity for partners and families to join a medical scheme. With the freedom of choice of medical scheme providers, it has become clear that there is little uniformity in the basic benefit structure between the different medical schemes meaning that not all employees have access to the same benefits at the same cost. Our immediate priority is to therefore ensure that participating medical schemes deliver on the mandate to provide equity in and quality of health care, accessibility and financial risk protection. We have formalised employer-participation agreements with all participating schemes to enhance the relationship between the funders, providers, the Department of Health and Sibanye-Stillwater. Over the longer term, it is the Group’s objective to invest in a single multi- commodity medical scheme which can provide a customised solution for all employees and their dependents, while also leveraging economies of scale. The increase in total health care funding could mostly be ascribed to the annual contribution increase passed on by the medical schemes that is usually medical CPI-related. SA operations: sources of health care funding (R million) 2020 2019 2018 Total PGMs Gold Total PGMs 2 Gold Total PGMs Gold Medical schemes 989 661 328 948 638 310 725 421 304 Company-funded 431 126 305 402 103 300 282 12 270 Compensation for occupational injuries and diseases 1 (Rand Mutual Assurance) 371 199 172 337 163 173 213 77 136 Occupational diseases in Mines and Works Act dust levies 1 32 3 29 32 3.7 29 Total 1,823 989 834 1,718 908 811 1,220 510 710 1 Health care funding costs exclude Occupational Diseases in Mines and Works Act dust levies for gold (R392 million from 2013 to 2018) and PGM operations (R4.8 million from acquisition to 2018) 2 Includes seven months of Marikana operations since acquisition in June 2019 SA operations: funding employee health care (number of employees) 2020 2019 2018 Total PGMs Gold Total PGMs 1 Gold Total PGMs Gold Principal medical scheme members 41,474 35,301 6,173 43,567 2 37,286 2 6,281 25,163 2 18,154 2 7,009 Company-funded employees 21,911 21,911 22,740 0 2 22,740 25,217 0 2 25,217 Total employees 65,347 36,957 28,390 68,682 2 39,661 2 29,021 51,003 2 18,777 2 32,226 Employees on medical schemes-Principle Members (%) 62% 96% 22% 63% 94% 22% 49% 97% 22% 1 Includes seven months of Marikana operations since acquisition in June 2019 2 Medical scheme data has been automated and through this process the previous year’s data has been updated Sibanye-Stillwater Integrated Report 2020 219 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

HEALTH, WELL-BEING AND OCCUPATIONAL HYGIENE CONTINUED SA operations: medical conditions under management 1 2020 2019 2018 Total PGMs Gold Total 2 PGMs Gold Total PGMs Gold Chronic medical conditions (schemes) 24,279 18,165 6,114 28,018 21,621 6,397 10,862 6,871 3,992 Chronic medical conditions (company) 8,726 0 8,726 8,830 0 8,830 8,364 0 8,365 Total 33,005 18,165 14,840 36,848 21,621 15,227 19,227 6,871 12,357 1 Statistics represent the number of conditions, with some employees having multiple conditions 2 Includes seven months of Marikana operations since acquisition in June 2019 SA operations: employees registered on chronic disease management programmes 2020 2019 Total PGMs Gold Total 1 PGMs Gold Principal medical scheme members 40,774 32,970 7,804 44,501 37,286 7,215 Company-funded employees 21,677 21,677 21,970 0 21,970 Chronic medical scheme members 17,157 12,441 4,716 17,033 13,540 3,493 Chronic company-funded employees 6,030 6,030 7,599 0 7,599 Total employees with chronic medical conditions 23,187 12,441 10,746 24,632 13,540 11,092 1 Includes seven months of Marikana operations since acquisition in June 2019 Health care provision at the US PGM operations The United States Government does not provide universal health care. It is in this context that Sibanye-Stillwater provides access to health and welfare benefit plans through the contracted national network partner Cigna. This benefit plan provides access to primary care and specialty care for all our employees and their families. A unique benefit plan, designed to encourage patient and provider accountability, is in place. This is hinged on a three-year commitment with two competing hospital systems in south-central Montana to provide exclusive care for our employees at competitive rates. We have seen an increased participation in this benefit plan year-on-year. Similarly, we are engaging and working well with our providers. This is evidenced by their commitment to adopting new programmes and providing new benefits to subscribers. An example of new benefits being offered is that of fertility treatment. We are partnering with a local hospital in Montana in this regard in an effort to assist its progression to a centre of excellence for infertility treatment, family planning, and artificial insemination. This is in an effort to support UN SDG 3.7 by 2030, which aims to ensure universal access to sexual and reproductive health care services, including for family planning, information and education, and the integration of reproductive health into national strategies and programmes. PERFORMANCE Given the extraordinary year due to the pandemic, the focus of our health care team for most of 2020 was, inevitably, managing and mitigating the impact of the COVID-19 pandemic on our employees, contractors and communities. COVID-19 The spread of the COVID-19 pandemic to the United States in January 2020 and recorded in South Africa in March 2020 was met with our measured and risk-based approach to provide a safe and healthy working environment for our employees and contractors. Our medical staff and facilities have been trained and geared to deal with ongoing tuberculosis and other communicable diseases and therefore developing and adapting to COVID-19 protocols was done smoothly. For more information on how COVID-19 impact us and how we responded, refer to page 12. SA OPERATIONS Vulnerability assessments Vulnerability assessments on all our employees at our SA operations have been performed. This requirement is part of a mandatory Code of Practice for the mitigation and management of COVID-19, which was issued by the Department of Mineral Resources and Energy (DMRE) on 19 May 2020. The objective of this Code is to identify employees who have significant co-morbidities and are at risk of severe COVID-19 diseases and reduce exposure to the virus where reasonably practicable. Another stipulation within this Code is the requirement to do vulnerability assessments to ensure employees are not only healthy but fit for work. To date we have examined 6,383 and 7,792 vulnerable employees within the SA gold and PGM operations respectively. Of this number, a total of 3.9% of all employees have been classified as unfit and are in the process of application of special measures with increased surveillance and monitoring or accommodation in the workplace. Access to effective COVID-19 vaccines will significantly impact the future risk mitigation of vulnerable employees. Sibanye-Stillwater Integrated Report 2020 220 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

This initiative enhanced medical surveillance of employees, a measure that will be integrated into the annual surveillance examination of employees to ensure that any vulnerabilities they may have are compatible with the type of work required. The increase of total employees with chronic medical conditions year-on- year is predominantly a reflection of the representation of the Marikana operation for a twelve month period compared to the 2019 seven month period. Certificates of fitness A consequence of the national lockdown and our employees having to stay at home for extended periods of time was that, in most cases, their certificates of fitness expired. This means that we have been required to review the fitness of a large number of employees in a short period of time while ramping up production at the operations. Those employees with no vulnerabilities and comorbidities and whose certificates of fitness have not expired have been required to do a statutory-type examination on their return to their shaft. This is a more detailed examination than we would have undertaken pre-COVID-19. Apart from a physical examination, it also includes a COVID-19 questionnaire as well as questions relating to communicable and non-communicable diseases. This process, together with the vulnerability assessments, is proving an invaluable mechanism in ensuring that we not only have a healthy and strong workforce but one that is fit for their tasks. Fitness assessments Operations Number of assessments conducted Number of fitness-fit certificates Gold 6,663 5,988 SA PGM 7,784 7,176 Total 14,447 13,164 Mental health services In an effort to alleviate some of the psycho- social impacts of the pandemic on the well-being of our employees, we expanded access to mental health services in June 2020 at our SA operations. This service includes management support, promotion of well-being and lifestyle changes as well as a broad range of services such as counselling and psychological and trauma issues. The access points include telephonic and face-to-face discussions both off-site and on-site, based on employee preference. Specific resilience training was offered daily to health care workers facing the infectious pandemic. We have wellness teams, social workers, ICAS and network providers to support employees, including those with substance abuse disorders. Tuberculosis Since embarking on our objective to eradicate tuberculosis (TB) at all our SA operations, we have successfully reduced the number of active cases from 832 in 2014 to 237 in 2020 (2019:269) at the gold operations. At the PGM operations, the year-on-year the number of active cases reduced from 284 to 257. This equates to a rate of 6.64 per every thousand employees at the SA gold operations and to a rate of 5.36 per every thousand employees at the PGM operations. While the long-term declining trend at the gold operations can be attributed to improved testing and access to primary health care at shaft clinics, the decline over the past year may have been partly influenced by the unusual events of 2020, SA gold operations: TB rates per 1,000 employees (new and retreatment cases) 2020 2019 2018 Total PGMs Gold Total PGMs Gold Total PGMs Gold Total TB 6.26 5.36 6.64 6.60 5.30 7.39 9.61 6.71 9.75 Pulmonary TB 5.41 4.69 4.73 5.56 5.04 5.39 8.56 6.62 7.38 Extra pulmonary TB 1.27 0.33 2.04 1.04 0.26 2.01 1.86 Unknown 1.86 Cardiorespiratory TB 5.41 4.69 5.55 5.86 5.04 6.07 8.56 6.62 8.30 Multi-drug-resistant TB 0.19 0.23 0.11 0.16 0.09 0.22 0.10 Unknown 0.10 particularly the forced shut-down of operations and other multi-factorial aspects. The pandemic also increased our collaboration with the Department of Health in South Africa and local communities in controlling the spread of TB across all operations and doorstep communities. Nevertheless, it is our intention to capitalise on the progress made and enhance efforts to eliminate TB from our operations. This will be done through our standard initiatives of annual compulsory TB screening for all employees at all occupational health centres, and compulsory case management of suspected and confirmed TB cases with follow through to completion of the treatment. Launching the Khumbul’ekhaya initiative to raise safety and health awareness Sibanye-Stillwater Integrated Report 2020 221 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

HEALTH, WELL-BEING AND OCCUPATIONAL HYGIENE CONTINUED SA operations: number of new and retreatment cases of TB 2020 2019 2018 Total PGMs Gold Total 1 PGMs Gold Total PGMs Gold TB 494 257 237 553 284 269 539 157 382 Cardiorespiratory TB 427 225 202 491 270 221 480 155 325 New cases of Drug Resistant TB 11 11 26 Unknown 26 13 Unknown 13 New cases of multi-drug-resistant TB 15 11 4 8 Unknown 8 4 Unknown 4 1 Includes seven months of Marikana operations since acquisition in June 2019 HIV/Aids The year 2020 was intended to be the milestone year to achieve the UNAIDS 90- 90-90 targets, an ambitious campaign to tackle the global HIV/Aids epidemic. These targets stipulated that, by 2020, 90% of the workforce be offered HIV testing, 90% of all people diagnosed with HIV infection will receive sustained antiretroviral therapy (ART), and 90% of those on ART have viral suppression. Owing to a number of factors, not least of which was the impact the COVID-19 pandemic had on our operations, we were not successful in achieving this target. As of the end of 2020, 90% of all employees had been offered HIV testing at occupational health centres, but (76%) of HIV positive employees were receiving viral suppression treatment. Sibanye-Stillwater does not compel its employees to disclose their HIV status in respecting their human right to do so. While COVID-19 impeded the VCT offered and conducted, it remains our focus to progress VCT. What was of greater concern during the year, however, was the treatment programme. Following implementation of lockdown level 5 in South Africa and the closure of our underground operations, many employees chose to return to their homes, some of which are in the neighbouring countries of Mozambique and Lesotho. During this extended lockdown period, we were aware that many HIV positive employees, particularly those stranded across the borders, were not able to get their antiretroviral medication and so their treatment lapsed. The decline in the HAART programme may be ascribed to death, leaving the scheme and/or the inability to trace the individual for follow-up consultations. In an effort to redress this, Sibanye-Stillwater embarked on a drive to ensure that all employees with viral load suppression were properly screened on their return to check their health status and ensure they resume their treatment programme. SA operations: HIV, VCT 1 and HAART 2 2020 2019 Total PGMs Gold Total 8 PGMs Gold VCT offered 76,819 42,986 33,833 82,670 46,940 35,730 VCT conducted 30,606 22,125 8,481 32,162 28,885 3,277 VCT test-positive 831 326 505 1,608 1,327 281 Proportion of workforce tested 3 39% 46% 27% 39.5 66 8.7 New recipients of HAART 4 1,063 509 554 502 Unknown 502 Category 3-8 employees on HAART 5 5,511 5,511 5,696 Unknown 5,696 HAART patients alive and on treatment, total employees including category 3-8 employees 6 15,163 7,960 7,203 10,744 3,731 7,013 Employees who have left HAART programme 7 289 266 23 52 0 52 1 Voluntary counselling and testing 2 Highly active antiretroviral therapy 3 VCT conducted as a percentage of total workforce (employees and contractors) 4 Previously the information only reflected Category 3-8 employees, but for 2020 those employees with medical schemes have been added 5 Entry-level mining employees (Category 3-8) of the SA gold operations 6 HAART patients alive and on treatment, total employees including category 3-8 employees – excludes Marikana data for 2019 7 Employees who left HAART programme within 12 months of starting antiretroviral therapy (including retrenched employees with ill health and any other labour-related terminations) 8 Excludes the seven months of Marikana operations since acquisition in June 2019, due to records still being verified for integration into the Group Sibanye-Stillwater Integrated Report 2020 222 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

OCCUPATIONAL HYGIENE Heat-related illness Given the depth of our underground mines, thermal stress and heat-related illness is an ever present occupational health risk. To mitigate this, Sibanye-Stillwater’s policy is to limit the number of exposures to temperatures above 31 degrees Celsius wet bulb. This is primarily achieved by means of underground ventilation and refrigeration systems, which are reviewed annually against planned production targets to enable safe and productive work. The annual review includes: • Macro-ventilation distribution per shaft and ventilation districts to ensure availability of the required volume of air in each workplace at an acceptable intake temperature • Refrigeration availability and distribution per shaft in order to optimise the effectiveness and positional efficiency of available cooling These measures are proving effective as the incidence of workplace temperatures exceeding 31 degrees Celsius wet bulb reduced in 2020, with the exception of those areas in which no employees were working during the shutdown and slow ramp-up of operations. All underground employees are trained on standards and procedures regarding thermal stress, including safe declaration and withdrawal temperature limits. Temperature is included in the Rules of Life 1, which instruct employees to withdraw if the temperature is at or exceeds 31 degrees Celsius wet bulb. This temperature is the “Stop and Fix” level, which requires employees to stop work, examine the workplace for deviations, rectify conditions, recheck the temperature and continue working if conditions are satisfactory. 1 Rules of life reference a set of non-negotiable rules that target addressing risk areas Radiation exposure Radiation hazards in our mines are generally very moderate, even in the few gold mines associated with uranium by-product, and do not warrant the type of regulatory attention normally applied to nuclear installations, or even to uranium mines. Nevertheless, radiation conditions are monitored by the National Nuclear Regulator to ensure employees’ exposure is limited. All the SA operations comply with the conditions in our certificate of registration with the regulator by maintaining employee exposure to ionising radiation at less than 20 millisieverts (mSv) annually. Waste exposed to radiation is negligible, however, all hazardous waste is disposed of responsibly. (For further information refer to the Minimising our environmental impact on page 267). SA operations: occupational diseases (number of cases reported) 2020 2019 2018 Total PGMs Gold Total 2 PGMs Gold Total PGMs Gold Silicosis 1 139 66 73 131 60 71 165 106 59 Chronic obstructive pulmonary disease 1 39 34 5 68 39 29 70 41 29 Noise-induced hearing loss 1 231 138 93 355 189 166 243 167 76 1 Number of cases reported includes new and resubmission cases 2 Includes seven months of Marikana operations since acquisition in June 2019 SA operations: occupational health management 2020 2019 2018 Total PGMs Gold Total 2 PGMs Gold Total PGMs Gold Medical surveillance and certificate of fitness examinations – total 1 235,736 96,934 138,802 194,137 96,650 97,487 123,846 50,146 73,700 Employees 188,321 74,634 113,687 153,187 68,704 84,483 101,152 35,14 66,012 Contractors 47,415 22,300 25,115 40,939 27,946 12,993 22,694 15,006 7,688 Days lost due to health-related absenteeism 804,986 420,651 384,335 736,124 323,232 412,892 776,365 293,822 482,543 1 Includes heat tolerance screening test (HTS) 2 Includes seven months of Marikana operations since acquisition in June 2019 Sibanye-Stillwater Integrated Report 2020 223 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

HEALTH, WELL-BEING AND OCCUPATIONAL HYGIENE CONTINUED SA operations: new and resubmitted cases of occupational lung diseases 2020 1 2019 2018 Silicosis 139 131 165 Gold 73 71 59 PGM 66 60 106 Chronic obstructive pulmonary disease 39 68 70 Gold 5 29 29 PGM 34 39 41 Cardiorespiratory TB 427 491 480 Gold 202 221 325 PGM 225 270 155 Noise-induced hearing loss 231 355 243 Gold 93 166 76 PGM 138 189 167 1 Includes seven months of Marikana operations since acquisition in June 2019 Cases and claims: Medical Bureau for Occupational Diseases and Compensation Commissioner for Occupational Diseases 2020 2019 2018 Cases assessed by Medical Bureau for Occupational Diseases (Certification) 16,964 12,670 9,854 Claims processed by Compensation Commissioner for Occupational Diseases 5,881 7,388 10,575 Total paid to beneficiaries (R million) 201 198 212 Noise-induced hearing loss In South Africa, Sibanye-Stillwater has committed itself to achieving the Mine Health and Safety Council (MHSC) noise reduction milestone of ensuring all process noise (including machinery) is below 107 dB(A) by 2024. Investigations are ongoing to mitigate personal noise exposure for employees, including engineered solutions (such as silencers on rock drills and visible warning signs in relevant areas) in tandem with hearing protection devices for employees working in noise areas. Employees’ exposure to noise is monitored in terms of the Mandatory Code of Practice on Noise, issued by the DMRE. A hearing conservation programme has been rolled out to the SA PGM operations. The procurement process is underway for the provision of moulded hearing protection for employees exposed to high noise areas at the gold operations and at the PGM operations personalised hearing protection is provided to employees working in high noise areas at the Rustenburg and Kroondal operations. This programme will be rolled out to the Marikana operations towards the end of 2021. The SA gold operations are in the process of rolling out moulded hearing protection to high risk employees. The diagnosis of noise-induced hearing loss (NIHL) is made on assessment of the percentage of hearing loss from baseline audiograms, with NIHL defined as a shift in excess of 10% that has developed over a prolonged period after repeated exposure to noise levels exceeding 85 dB(A). NIHL cases declined overall for the SA operations during 2020 with the SA PGM operations reducing from 189 cases to 138 cases and the gold operations decreasing from 166 cases in 2019 to 93 cases in 2020. The welcomed reduction in NIHL cases is a consequence of the ongoing implementation of the mandatory Code of Practice on Noise and observance of control measures. Silica dust management The occupational lung disease of silicosis is an ongoing legacy issue that is a significant strain on Sibanye-Stillwater’s gold operations. Silicosis is caused by the inhalation of respirable crystalline silica dust particles over a long period of time. It can also increase susceptibility to work-related tuberculosis. Silica usually occurs where quartz concentrations are high, as is the case in many of South Africa’s deep-level gold mines. The SA operations have adopted the MHSC’s target to ensure that, by December 2024, 95% of all exposure measurement results will be below the milestone level for respirable crystalline silica of 0.05mg/m 3. We also adhere to the regulated Occupational Exposure Limit for silica dust of 0.1mg/m³. At our SA operations, employees’ exposure to airborne pollutants (including silica dust) is monitored in line with the Mandatory Code of Practice for an Occupational Health Programme (Occupational Hygiene and Medical Surveillance) on Personal Exposure to Airborne Pollutants of the DMRE. While the Group has made strides in the area of silica dust management, there has been a regression in performance over the past two years. This is largely due to the disruption in mining activities first in early 2019, as a result of prolonged five-month-long industrial action, and then again in 2020, owing to the COVID-19-compelled suspension of mining activities and subsequent slow ramp-up in production. In both instances, underground areas were not maintained and became excessively dry, causing a rise in silica dust. Although a slight increase in silicosis cases could be seen year-on-year, the overall trend over time is expected to decline. Following the spike in dust exposure in 2019, the internal target for silica dust exposure was reviewed at the beginning of 2020 and increased from 6% to no more than 8.7% of all samples to exceed 0.05 Sibanye-Stillwater Integrated Report 2020 224 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

mg/m³. The increased target, however, remains in line with the objective to comply with the MHSC target. Effort is being made to regain our momentum to reduce dust below acceptable levels. In 2020 a process to monitor dust generation and dust loads through the shaft barrels, station tips, station ore-transfer systems, station atomisers, haulage conditions and finally dust conditions at working places was implemented. This was in addition to a poster campaign aimed at increasing awareness of dust and silicosis among gold mining employees. We installed real-time monitors to track airborne pollutants. To date, 50 real-time Tshiamiso Trust On 6 February 2020, the Tshiamiso Trust was registered with the Master of the High Court in South Africa. The function of the Trust is to carry out the terms of the historic R5 billion settlement agreement, reached between six mining companies and claimant attorneys and which came into effect on 10 December 2019, and to manage the compensation process. Sibanye-Stillwater was instrumental in the negotiation of that settlement and actively involved in the establishment and registration of the Trust. We have also assisted in the process of creating the operating structures and claims system. However, the Trust has been severely hampered in its ability to become fully functional and effective owing to the onset of the COVID-19 pandemic. Medical experts and authorities, in South Africa and elsewhere, have advised that lung function tests should not be carried out at this time. Under these circumstances, the Trust has been limited to considering claims from individuals who have existing medical records. The list of trustees can be viewed at https://www.tshiamisotrust. com/about/trustees-advisory-board/. dust monitors have been installed and commissioned. The data from these dust monitors is collated automatically and daily reports are generated and distributed using QlikView software. Given that silica content is negligible and virtually undetectable at our SA PGM operations, in contrast to our gold operations, underground dust exposure is not a challenge at these operations. However, dust on surface, particularly that blown off tailings storage facilities and from haul roads, is a nuisance and the reduction of such is an ongoing focus. For further information refer to Minimising our environmental impact on page 256. Diesel particulate matter The use of diesel-powered equipment, particularly in our underground mining operations, has the potential to over-expose our employees to diesel particulate matter (DPM), which may compromise their health over the medium to long term. Given the widespread use of diesel-fuelled machines and vehicles on all our operations, DPM is a risk to employee health. Across the Group, mitigation measures include increasing dilution ventilation and equipment maintenance to reduce employees’ exposure. PPE is also provided to further reduce personal exposure. Through the ICMM working group on DPM we are strengthening our knowledge and strategy on the management of DPM exposure. In South Africa, there is currently no legislated occupational exposure limit (OEL) but our internal control limit for exposure to DPM is to maintain employee exposure at a maximum of 0.16mg/m 3 (measured as total carbon). In 2020, a total of 1,393 personal DPM exposure samples were taken at the SA gold operations – 134 samples exceeded the Sibanye-Stillwater target. Of the 577 personal DPM exposure samples taken at the SA PGM operations in 2020, 171 samples exceeded our internal target. In 2020, the SA operations were still testing diesel particulate filters and evaluating a number of other initiatives, as well as draft guidelines. Once completed, it is anticipated that recommendations will be implemented in 2021. US PGM OPERATIONS Diesel particulate matter In the US, work was continued to improve DPM management. In 2020, initiatives undertaken included traffic monitoring and control, biofuel implementation for some equipment, clean fuel initiatives at the mines, and alternative transportation research as well as test work on the battery powered load haul dump machinery. Among the significant projects was the expansion of the ventilation engineering staff and the initiation of a new mine ventilation modelling exercise. This new model, once implemented, will allow engineering staff to simulate and model, based on the amount of equipment in an area, the ventilation requirements for any given area prior to actual development. To further enhance air quality monitoring, a Pinssar monitoring unit has been installed at the Stillwater and East Boulder mines while a further seven units has been installed in strategic locations around the site. These will be used to develop an air quality management system that will not only allow for accurate monitoring but allow for some predictability of DPM exposure levels. In the United States, it is a legislated requirement for DPM to be below 160 micrograms per cubic metre for total carbon. To ensure compliance, each mining operation employs an industrial hygienist to monitor engineering controls, administrative controls, and employee exposures. Routine sampling was conducted throughout 2020 and sampling showed an approximately 40% improvement in results requiring the mandating of respirators. This is evidence that the company’s efforts in this sphere are yielding positive results. Creating awareness by celebrating World’s Aids day Sibanye-Stillwater Integrated Report 2020 225 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

HEALTH, WELL-BEING AND OCCUPATIONAL HYGIENE CONTINUED Dust and other airborne pollutants management Silica dust sampling results at our US PGM operations were below permissible exposure limits. Other airborne pollutants and hazards are, however, consistently monitored and the pulmonary function of employees and contractors is tested annually at all three sites. In addition to routine monitoring by employees and the State of Montana, independent industrial hygiene consultants evaluate exposures at the Metallurgical Complex. The analytical laboratory at our US PGM operations is not covered by the Occupational Safety and Health Administration’s regulation for lead exposure but it has voluntarily implemented controls and monitoring to ensure employees are not exposed to lead. Radiation exposure A radiation safety programme is implemented at all the US operations and a dedicated radiation safety officer monitors radiation levels by means of nuclear gauges. We comply with guidelines issued by the Nuclear Regulatory Commission. Noise-induced hearing loss A dedicated hearing conservation programme, which provides training on the effects of noise as well as the use of personal protective equipment, has been underway for several years. The effectiveness of this programme is evidenced by the fact that no elevated exposures were recorded in 2020. FUTURE FOCUS SA OPERATIONS 1 US PGM OPERATIONS 2 In both South Africa and the United States, the priority focus will remain the management and mitigation of the impact of COVID-19 on our employees and communities. • From an occupational health perspective, attention will continue to be paid to managing DPM across all our operations in South Africa • Driving awareness on the transitioning to a medical scheme and the responsible management of the health insurance benefits will continue in 2021 • Management to advocate that all stakeholders, from service providers to medical scheme providers, respect and collectively drive our CARES values • Progress the implementation of Pinssar DPM monitors and develop the criteria for triggering timely corrective actions in an effort to reduce employees’ exposure to DPMs • Standardisation of the Industrial Hygiene programme for the US operations • Identify and implement stationary gas and airflow monitoring units to reduce the risk of overexposure to mine gases Donating sanitizers to the Carletonville hospital, close to our SA gold operations Sibanye-Stillwater Integrated Report 2020 226 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Two ambulances were supplied to assist with maternity and obstetric emergencies in the SA PGM region SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION Sibanye-Stillwater Integrated Report 2020 227

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT SUCCESSES CHALLENGES WHAT WE DID IN 2020 Impactful social contribution for employees, country, and communities during COVID-19 Increased database of local doorstep suppliers to further enhance local expenditure 20 years of successful stakeholder engagement at the US PGM operations via the Good Neighbor Agreement (GNA) In-person interaction with communities during pandemic reduced Lockdown in SA impacted delivery timelines of some projects COVID-19 economic impact exacerbated social requirements and unemployment in local communities Safety, health and wellness Economic value CARES Clean water/ air/ land Total returns Socio- economic stability Upliftment about our... ENVIRONMENT SHAREHOLDERS Safety, health and wellness Costs Quality Volume GOVERNMENT Fair market access COMPANY Assured product Membership COMMUNITIES CUSTOMERS SUPPLIERS ORGANISED LABOUR Better lives EMPLOYEES OPERATING PILLARS AFFECTED STAKEHOLDERS Economic value OUTCOMES DESIRED Upliftment COMMUNITIES GOVERNMENT Benchmarks Status Page reference To roll out in 2020 a capacity building programme based on regulatory requirements for our Community Engagement Forums In progress Implementation deferred due to COVID-19 lockdown Refer to page 232 In 2020 to invite community leaders to visit our occupational health centres as part of the engagement process of job application requirements Met Full roll out of Coupa system in mid-2021 Completed the roll-out at SA gold operations In progress at SA PGM operations Refer to page 240 Mining Charter III: Minimum of 70% of total mining goods procurement spend on SA-manufactured and SABS- approved goods In progress Refer to the Mining Charter section on 241 Mining Charter III: 5% (of the 70%) of total mining goods procurement spend on women- or youth owned or -controlled companies In progress Refer to Mining Charter section on 241 Implement stakeholder engagement process in US PGM operations In progress; on track for completion by year end 2021 APPROACH Our social performance is guided by our socio-economic development strategy and roadmap, which is aimed at ensuring that we meaningfully contribute to the upliftment of the communities and environments in which we operate during and beyond mining activities. Sibanye-Stillwater aims to create superior value for all stakeholders in the regions it operates. While the social context of all of our operation environments differs, the Group’s social uplift strategies are designed to address their specific social needs. The US PGM operations located SDGs reflected in this section: NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS Better lives Socio- economic stability Sibanye-Stillwater Integrated Report 2020 228 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

in Montana are the most stable from a social perspective, with a sophisticated tax structure specifically designed to support local and regional communities. Conversely, South African social-political circumstances require elevated social support to doorstep communities to address the historical and current challenges of poverty, inequality and unemployment. It is our priority, as defined within the environmental, social and governance (ESG) strategy, to collaborate with indigenous 1 and host communities on the delivery of socio-economic development programmes that create community benefits and ensure that they are impactful and sustainable. (Refer to the Embedding ESG excellence section on page 62). It is only by contributing to the social upliftment and economic development of the communities situated on the doorstep of our operations that we can tangibly demonstrate how our mining can improve lives. Given the context of socio-political instability in South Africa and the elevated risk social unrest poses to our social licence to operate is viewed as one of our most material focuses for the reporting year (Refer to the Managing our risks and opportunities within the external operating environment on page 45 and Our material issues on page 68). Our priorities for the social upliftment and development of communities include: • Delivering local social economic benefits through the implementation of social and labour plan (Page 232) commitments and corporate social responsibility programmes (Page 235) • Strengthening institutional capacity and unlocking and mobilising partnerships and resources to resolve collective challenges (Page 233) • Ensuring that we create shared value beyond compliance (Page 232) • Contributing to integrated spatial development by improving the living conditions for our workers (Page 200) This approach extends to all those communities that are directly or indirectly impacted by our mining activities. It is further informed by regular and constructive engagement with our stakeholders to facilitate a thorough understanding of their LEGAL REQUIREMENTS US and Montana regulatory structures imbed social upliftment in permitting requirements and tax structures. Every ounce of metal we produce provides a specific financial benefit to our local county governments. For instance, Montana’s Hard-Rock Mining Impact Act (HRMIA), which was promulgated by the Montana Legislature in 1981, ensures that large-scale mineral developments will not burden the local taxpayer, as these developments can bring with them an influx of demands on local government entities. The HRMIA ensures that the needs of a host community are addressed as they occur. The Group’s compliance with the HRMIA ensures that infrastructure and public-school system burdens are addressed. In South Africa, companies are required, as per Regulation 42 of the Minerals and Petroleum Resources Development Act (MPRDA), to submit and adhere to a SLP. This is a five-year plan in which companies define all socio-economic projects and programmes intended to contribute to local and labour-sending area community upliftment and development. The SLP takes into account community needs and has to be in line with local Integrated Development Plans that municipalities determine with relevant government departments, who in turn, align their focus areas to the National Development Plan priorities. Selected projects are in the areas of social infrastructure, health, economic development and capacity building. For a full breakdown of spend and an update on the various SLP projects, refer to the Social and Labour Plans’ summary fact sheet. Companies are also required to adhere to requirements and meet the targets set in the Mining Charter, a guiding policy that focuses on the transformation of the South African mining industry. While mining companies have to meet the requirements of the Mining Charter, it is also an imperative to comply with the Broad-Based Black Economic Empowerment (BBBEE) framework which ensures participation of historically disadvantaged persons (HDPs) in the economy. The Group participated in an independent BBBEE verification in 2020 and improved its performance from level 8 to level 6, this means that for every rand spent on procurement from black owned companies and or BEE compliant companies the Group can claim 60 cents on every rand spent. Sibanye-Stillwater is committed to not only meeting but going beyond this regulatory compliance in line with our purpose of ensuring that our mining improves lives. We achieve this by sharing the value created by our mining operations through partnership and collaboration, while integrating sustainable development and responsible social closure into our decision-making processes. Through our membership with the International Council on Mining and Metals (ICMM) and participation in its Community Support working group, we recognise the opportunity to also 1 Indigenous people are defined within the Group’s draft position statement for indigenous people and mining. The definition follows the ICMM guidance Creating road safety awareness around our operations expectation of value and to ensure that we are able to deliver accordingly for mutual benefit. Stakeholder engagement is underpinned by our Stakeholder Engagement Policy Statement. (Refer to Engaging with our stakeholders: Page 72). collaborate and share lessons among mining and metals industry leaders to contribute to social progress. We contribute not only to our host communities but to our primary labour- sending areas. Refer to the Social and Labour Plans’ summary fact sheet. Sibanye-Stillwater Integrated Report 2020 229 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Accountability, governance and assurance ACCOUNTABILITY Board • Social, Ethics and Sustainability Committee • Audit Committee Executive Committee • Our South African socio-economic development programmes and corporate social responsibility (CSR) initiatives are overseen by the management-led Social Licence to Operate Committee. This committee is also responsible for monitoring the impact of Sibanye- Stillwater’s socio-economic activities at all South African operations • The internal governance of SLPs is undertaken through forums designed to monitor and evaluate implementation and Mining Charter obligations Operational • The Stakeholder Engagement Department, under the leadership of a Senior Vice-President, implements the social agenda and the social commitments of the ESG policy • Executive Vice-President Corporate Affairs manages the social objectives and reports to the CEO RELEVANT LEGISLATION AND REGULATIONS South Africa • Mineral and Petroleum Resources Development Act No.28 of 2002 • Revised Broad-Based Black Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry (Mining Charter III), 2018 • Codes of Good Practice on Broad-Based Black Economic Empowerment (B-BBEE Codes) United States Hard-Rock Mining Impact Act, of 1981 ASSURANCE Regulatory inspections also takes place on various SLPs – performed by the DMRE. Audits relating to specific material social performance areas are performed by PwC through the external assurance process (page 307). GOVERNANCE Key supporting policies and policy statements • Community and Indigenous people policy statement • The draft Environmental, Social and Governance (ESG) Policy • Draft position statements on Partnerships for Development as well as Indigenous People and Mining detailing the technical requirements to achieve the policy commitments • A stakeholder engagement policy statement is also in place to guide our engagement processes SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT CONTINUED Handover of Sanitizers to communities in the aim to reduce the spread of COVID-19 Sibanye-Stillwater Integrated Report 2020 230 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

STRATEGY The Group’s main priority in 2020 was the transformation of its fundamental approach to social upliftment and community development. In particular, we sought to shift from a Group that merely disperses money into various socio-economic development initiatives as an outcome to defining what success looks like for social development. To achieve this, we engaged in shifting the performance measurement from one of compliance to one of meaningful societal change as the measure of success. This is based on the recognition that money alone cannot elicit change; performance needs to be monitored against key performance indicators (KPIs) to ensure meaningful and effective impact. A social performance toolkit has been developed to provide guidelines on how the Group can ensure that its social performance aligns to the business strategy and complies with the relevant local and international standards. PERFORMANCE SA operations The year under review proved to be an exceptionally challenging period, particularly for our doorstep communities. Not only did these communities have to contend with the health ramifications of a global pandemic, they were also confronted with an increasingly dire economic context, which left many bereft or, at best, struggling to provide basic livelihoods for themselves and their families. It was in this context of extreme hardship that Sibanye-Stillwater contributed to the national programme to assist with the COVID-19 community response. Over R100 million was allocated towards various initiatives in health, education social relief and support for local Small small, medium and micro-enterprises (SMMEs). Through these efforts, the Group demonstrated its reliability and commitment to its social upliftment agenda. (Refer to the COVID-19 – impact and response page 12). The lockdown resulted in delays in the implementation of social and labour plans and had a significant impact on stakeholder engagement particularly due to technological barriers as the majority of doorstep communities do not have access to the resources required for them to engage digitally. This has raised the key issue of digital exclusion of disadvantaged communities, and Sibanye-Stillwater is considering ways of optimising the participation of stakeholders taking into account the opportunities presented by the fourth industrial revolution. Notwithstanding this, the Group continues to focus on improving relationships with its stakeholders. While it has an open door policy, there are Community Engagement Forums (CEFs), which is the more standard community engagement structure used across the industry, allow the company to focus on specific issues and will be used as a platform. The purpose of the platform is to engage communities about any operational or SLP developments that may impact their environment and/or livelihoods as well as to be deliberate and proactively discuss social risks to mitigate potential risks to the business. Stakeholder Grievance/ Complaints Procedure To this end, it has put a grievance mechanism in place to enable individuals or groups to formally raise any issues that may impact them. In 2020, the Group attended to 154 complaints relating to the various categories as outlined in the graph below. 18 7 12 14 5 37 22 111 Percentage (%) allocation of the number of complaints and grievances recorded in 2020 per category: Closed and pending Procurement (local SMMEs opportunities/tender process/ complaints about non-local businesses) Community development Housing and infrastructure Environmental issues Recruitment opportunities Cultural/heritage: Protection and resettlement of graves Training and skills development Safety issues (tailings and illegal mining) Health and wellness SLP compliance Legal-litigation against Founder of Lonplats Marikana Community Development Trust % Modern mining towns Sustainable environment Empowered people Economic growth • Economic diversification • Housing • Access to services • Water • Land use strategy • Rehabilitation • Capacity building • Strong institutions • Active citizenship • Diversification beyond mining • Enterprise and Supplier Development Timeframe 5-year timeframe 10-year timeframe 20-year timeframe Role player Individual effort Partnership effort Societal effort GOOD NEIGHBOUR Work towards vision 2025 of behaving like and being perceived as a good neighbour in operating environments SOCIAL COMPACT Agreement with regional role-players and stakeholders to work together towards meaningful development and more strategic, high-impact development initiatives in the region SOCIAL CLOSURE A state towards the end of the life of mine where alternative economic activities can replace mining-lead development and the social asset base has been improved As a catalyst As a participant As a patron OUR STRATEGIC INTENT AND ROADMAP Mine closure Sibanye-Stillwater Integrated Report 2020 231 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

COMMUNITY COMPLAINTS PROCEDURE SUMMARY 1 2 3 5 4 Complaint received Internal review Registration of complaint on the database Feedback given to complainant: within 2 working days of receipt Acknowledgment of receipt within 4 working days of receipt Either party refers the complainant to a third party for mediation 6 Mediator reviews/ investigates and gives resolution within 14 working days of receipt of complaint and every five working days thereafter Complaint closed Complaint closed NO YES YES NO Are both parties satisfied with the response? Either party refers the matter for litigation Is complainant satisfied with resolution? Measuring our social performance In 2020 we embarked on a process to develop a Social Performance Toolkit that will assist in ensuring that we deliver social performance in line with local and international standards. The development of this toolkit is in line with the International Financial Corporation’s (IFC) guidelines and aligned to all relevant instruments including the ICMM social and human rights expectations. In parallel to this, in 2020, Sibanye- Stillwater commissioned a socio-economic development baseline study for all SA operations. This study will enable us to have perspectives to make decisions that take into account systemic impediments that frustrate socio-economic development programmes and the progress in environments in which we operate. Ensuring that its programmes make a meaningful impact, in 2019, the Group conducted a pilot Social Return on Investment Study as part of the training of its social performance team on the methodology. The broader study that was planned for 2020 has been deferred to 2021 due to the delay in the conclusion of projects as a result of COVID-19 regulations. PROJECT SPEND AND IMPLEMENTATION Sibanye-Stillwater’s socio-economic development spend is guided by the requirements of the Mining Charter, particularly as they relate to the category of Mine Community Development. In 2020, socio-economic development expenditure amounted to R202 million while a total of R1,734 million was spent on implementing SLP projects (2019: R152 million spent on socio-economic development; R1.58 billion spent on SLPs). Not only did our project spend decline but we also fell short of meeting our SLP commitments for 2020. This was inevitably a consequence of the impact of the COVID-19 pandemic. For further details refer to the Social and Labour Plans’ summary fact sheet. The lockdown imposed on South Africa, particularly Alert Levels 5 and 4 in April and May of 2020, effectively restricted the movement of most people in the country and, thus, prevented Sibanye- Stillwater, service providers and partners from accessing sites and completing some of the projects. Given this situation, the company engaged with the Department of Mineral Resources and Energy (DMRE) to discuss challenges and constraints in project implementation. Unfortunately, this served to undermine the exceptional progress that had been made in the first few months of 2020 in reducing many of the SLP backlogs, particularly those inherited through acquisitions. In the SA gold operations specifically, Sibanye-Stillwater was able to make such progress that it had almost reduced the backlogs entirely before the pandemic spread to South Africa. What has facilitated this improvement in SLP delivery – notwithstanding the challenges posed by the COVID-19 pandemic in 2020 – has been the capacity building and training programmes initiated in 2019 and partially continued during the year under review. In particular, we conducted a capacity building programme for NPOs and NGOs in the North West to equip them with the necessary skills and knowledge to effectively manage SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT CONTINUED Sibanye-Stillwater Integrated Report 2020 232 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

their social development programmes. This training also equips these stakeholders with the ability to unlock potential funding from government and other sources. We have also completed the local government capacity programme in consultation with COGTA and will deploy the programme post the local government elections in 2021. SLP status 2020 • Beatrix: Implementation of the SLP for 2017-2021 is underway. In 2019, a Section 93 notice of backlog at Beatrix was received and management is engaging with the authorities in this regard a formal response with action plans has been submitted to the authorities, while addressing the backlog from previous SLP (2012-2016) in labour-sending areas • Burnstone: The SLP for 2017-2021 has been submitted to the DMRE and we await approval. A section 93 directive was issued for non-delivery of SLP commitments and the company responded accordingly • Cooke 1, 2 and 3: Under care and maintenance, implementation of LED projects backlog was completed in 2020 • Cooke 4: Under care and maintenance, implementation of LED projects backlog was completed in 2020 • Driefontein: Implementation of SLP for 2017-2021 is in progress. Backlog from previous SLP (2012-2016) in labour-sending area LED project is being addressed and will be delivered during 2021 • Kloof: Backlog of host LED projects have been completed except for TVET College and Simunye Secondary School where Sibanye-Stillwater is dependent on other partners to implement their part. The 2017-2021 SLP was approved during 2019 and implementation has commenced. Backlog from the previous SLP (2012-2016) relating to a LED project in the labour-sending area will be delivered during 2021. The labour-sending area backlog is shared by all of the gold operations’ SLPs • Rustenburg operations: The SLP for 2016-2020 is being implemented • Kroondal: In terms of the current SLP (2016-2020), the LED project backlog is being addressed and Anglo American Platinum is implementing current LED projects as per the pooling and sharing agreement with Sibanye-Stillwater. All the other areas of the SLP are being implemented by Sibanye-Stillwater • Marikana: SLPs at the various operations are in implementation phase. The company is continuing with the implementation of the backlog SLPs. The Generation III SLP has been submitted to the DMRE and the company awaits its approval. Please refer to page 197 of our workforce section on the delay on some of our Human resource development (HRD) programmes In 2020, the internal systems and processes associated with the SLPs were reviewed and management has put project management systems in place to ensure that, to the best of our ability, SLPs are rolled out effectively to deliver on the intended outcomes. Social closure framework Our ultimate aim is to facilitate sustainable development so that communities can contribute to thrive beyond the end of our mines’ operating lives. To this end, the company is working with local government and other stakeholders to catalyse alternative economic programme that can exist alongside mining and beyond to prevention the creation of ghost towns at the end of mining operations. Our social-closure framework dovetails with the UN sustainable development goal 1 (1a), which aims to “ensure significant mobilisation of resources from a variety of sources, including through enhanced development cooperation, in order to provide adequate and predictable means for developing countries, in particular least developed countries, to implement programmes and policies to end poverty in all its dimensions.” Moreover, by encouraging and promoting effective public-private partnerships and building on the experience and resourcing strategies of all these partners we are actively contributing to SDG 17.7. A flagship project of our social closure framework is the Bokamoso Ba Rona agricultural-industrial initiative. The initiative is a multi-stakeholder approach to promoting sustainable economic activity through the development of a large-scale agriculture and bio-energy hub in the West Rand District Municipality, close to Sibanye-Stillwater’s mining operations. Partners include the West Rand Development Agency, the Gauteng Infrastructure Financing Agency and the Far West Rand Dolomitic Water Association, the Public Investment Corporation, the Department of Planning, Monitoring and Evaluation, the Merafong City Local Municipality and the Rand West City Local Municipality. In addition, the Group has also partnered with government and Busmark to facilitate the development of the West City Industrial Park, which will see the relocation of the Busmark factory form Randfontein into a smart bus manufacturing district in Westonaria. With Busmark as an anchor tenant and the potential for industrialisation in the area, this project, if realised, has the potential to create further jobs, ameliorating the impact of the scaling down of mining operations across the district. Despite the inevitable impact of the COVID-19 pandemic, this initiative did gain momentum in 2020 with more stakeholders in the West Rand region being engaged. Sibanye-Stillwater Integrated Report 2020 233 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Marikana Renewal Project With the acquisition of Lonmin in June 2019, Sibanye-Stillwater simultaneously took over the tragic legacy of the Marikana massacre in which 44 mineworkers were killed between 10 and 16 August 2012 during a wave of unprotected strike action. This was an inflection point not only in the history of the South African mining industry but in the post-apartheid narrative of the country. While taking on such a legacy certainly came with challenges, Sibanye-Stillwater believed at the time and continues to believe that it is through just such an acquisition that it has the most potential to live up to its purpose of improving lives through responsible mining. Following the purchase, company has committed to facilitating the Marikana Renewal by engaging with stakeholders to honour the legacy of Marikana and create a vision for the future of Marikana, delivering tangible and sustainable programmes for the benefit of local communities around Marikana, a new legacy of healing and hope will emerge. This programme of renewal is building on the progress that had been made in addressing the legacy of Marikana prior to its acquisition in 2019. In 2020, Sibanye-Stillwater capitalised on that momentum by advancing some existing initiatives. To further commemorate the tragedy, Sibanye-Stillwater hosted a memorial lecture presented by Thabo Makgoba, Archbishop of the Anglican Church, and Advocate Professor Thuli Madonsela, Chair of Social Justice, Stellenbosch University; former Public Protector of South Africa. A Wall of Remembrance was unveiled at the Marikana offices. This was intended to aid the healing process within the impacted communities. As part of the ceremony, the company also initiated the programme to deliver houses to widows of the mineworkers who died during the tragedy, who had not yet received a house from the AMCU Trust. To date, the company has handed over 7 houses, 8 are at different stages of construction and we are in the process of acquiring a house on the open market. It is envisaged that the delivery of the 16 outstanding houses would be completed towards the end of 2021. Another project that was pursued in 2020, but not directly linked to the actual commemoration, concerns the education of the beneficiaries of the 44 mineworkers. While all the educational needs of the 141 beneficiaries have been provided for by the Sixteen-Eight Memorial Trust, Sibanye-Stillwater aimed to improve the quality of education received by the beneficiaries by transferring them to better schools that will cater for their development needs. In addition, in 2021, with the assistance of educational psychologists, the Group plans for the beneficiaries who dropped out in previous years to enter artisanal and other appropriate programmes. Finally, Sibanye-Stillwater remained committed to constructive, positive engagement with all stakeholders in Marikana against the understanding that true engagement is equally about listening to and understanding and then taking appropriate action, and that it should be as inclusive as possible. Through the implementation of its stakeholder engagement model, the Group undertakes to listen to and then balance the interests of the Marikana stakeholders. For more information, please refer to the For more information, please refer to the Marikana renewal fact sheet. SOCIAL COMPACT On the basis of the continued success of the Good Neighbor Agreement in effect at our US PGM operations, Sibanye-Stillwater has, over the last few years, sought to develop a customised version of that stakeholder agreement that can be implemented within the unique South African context. What will be developed in partnership with stakeholders is a Social Compact, or a formalised cooperative relationship agreement, that is largely based on the tenets of the Zambezi Protocol. This essentially prioritises mutually respectful relationships and requires a foundation of trust to be developed between the industry and its stakeholders. We have begun laying the foundations for building a Social Compact with a stakeholder trust building project in the Free State, while in the North West we are developing a blueprint for social compacting through a multi- stakeholder and social cohesion process which was introduced at out Marikana operations in 2020. SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT CONTINUED Handing over six houses to the Marikana widows in August 2020 Sibanye-Stillwater Integrated Report 2020 234 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Corporate social responsibility In South Africa, CSR initiatives are undertaken in addition to our socio- economic development programmes and SLP projects as a means of further supporting our community beneficiaries and as a gesture of goodwill. In the gold operations, the Group supported the aged and disabled with food security and has also refurbished some facilities; while the PGM operations focused on supporting Early Childhood Development Centres with learning material, some refurbishment, funding and training. Sibanye-Stillwater continued its support of three homes for elderly and disabled people in the West Wits region. This support provided was monthly food parcels and, more significantly, through the transfer of skills to cultivate self- sustainable food gardens for their own consumption and potentially to generate income to sustain the feeding programme. The old age home in Fochville has become completely self-sufficient and is generating its own income from its food garden. The Bekkersdal Old Age Home received installation of net shading to protect the food gardens and a 5,000 litre water tank to irrigate the food gardens. As part of our exit strategy to allow the old age home to be self-sufficient, Sibanye-Stillwater will be erecting perimeter fencing to protect these gardens. Support was also provided to two old age homes in the Matjhabeng and Masilonyana local municipalities in the Free State. The programme addressed food security through supplying monthly groceries as well as a food garden for the home in Matjhabeng Local Municipality. As part of the exit strategy and to ensure sustainability of the initiative, Sibanye- Stillwater provided the two homes with sewing machines aimed at contributing to the sustainability of the elderly people’s livelihoods. In addition, the company has committed R16 million to the Presidential Pit Latrine Project to eradicate pit latrines in the Eastern Cape. The company is also assisting with a livelihood programme for vulnerable community members affected by HIV in the local municipality of Engcobo in the Eastern Cape. The team is assisting the not-for-profit, Silindini Home Based Carers, with vegetable tunnels to extend their already income generating food garden. The proceeds of the food gardens are to fund their outreach SA operations: socio-economic development (SED) expenditure (R million) 2020 2019 2018 Total Gold PGMs Total Gold 4 PGMs Total Gold PGMs Local economic development projects 3 77.8 18.2 59.6 62.2 7.7 54.5 18 2.6 15.4 Human resource development Communities 3 71.6 36.3 35.3 77.98 41.5 36.5 68.6 51.4 17.2 Employees 2,3 – – – 489.5 305 184 Employee housing and nutrition 1,2,3 – – – 772 594 178 Health 7.53 7.0 0.53 8.5 7.5 0.937 10 10 0 Education 5.56 3.29 2.27 2.89 1.3 1.5 13.7 13.7 0 Arts and culture support 0.0 0.0 0.0 0.10 0 0.10 Sport, conservation and environment 12.30 5.65 6.65 0 0 0 0.345 0.345 0 Donations, community development and charitable gifts 20.23 8.15 12.08 0.595 0.595 0 2.7 2.3 0.4 Total SED 195.02 78.6 116.43 152 59 93 1,374 979 395 1 Expenditure is reported inclusive of value-added tax (VAT) as no VAT is claimed in terms of the relevant Act 2 Previously reported human resource development figures included community and employees, For reviewed SED definition, HRD Employees is excluded 3 Line item also included in the social and labour plan (SLP) definition 4 Includes Marikana operations for seven months from June 2019 to December 2019 activities. The volunteers of this NPO are responsible for home visits to vulnerable community members provide Directly Observed Treatment Short-course (DOTS) support, and the implementation of TB and HIV/AIDS campaigns. Much of the CSR initiatives in 2020 was devoted to alleviating the impact of the COVID-19 pandemic on the most vulnerable members of our communities. For more details, please see COVID-19 – impact and response section. During 2020, the company also launched an employee volunteering scheme to inculcate a culture of community services. Through employees` supported and with matched funding; where a company matches employee donations on a R1 to R1 basis. Sibanye-Stillwater Integrated Report 2020 235 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

SA operations: social and labour plan (SLP) spend 2020 (R million) 2020 2019 Total Gold PGMs Total Gold 1 PGMs Local economic development projects 77.8 18.2 59.6 62.2 7.7 54.4 Human resource development – communities 71.6 36.3 35.3 77.98 41.5 36.5 Human resource development – employees 2 713.0 281.3 431.7 552.2 274.4 277.8 Housing and living conditions expenditure 2 868.2 625.7 242.5 883.7 613.1 270.6 Management of downscaling and retrenchments (provision of alternative skills training) 2 3.8 0.27 3.6 8.5 8.5 0 Total SA SLP spend 1,734.4 962 772.7 1,584 945.2 639.5 1 Includes Marikana operations for seven months from June 2019 – December 2019 2 Excluded from the updated definition from the SED expenditure on the previous table Corporate social investment in 2020 (Rm) and US$ for US PGM operations 1 Group 1 US PGM 2 Total SA Gold PGMs 2020 52.2 6.6 45.6 24.0 21.6 2019 17.9 5.8 12.1 9.5 2.54 2018 31.6 5.1 26.5 26.5 0.04 1 The annual CSI investment by the US PGM operations of US$400,000 is over and above the social spend by the US government enabled by taxes paid. Exchange rates used to convert US PGM expenditure per year in 2020 is R/US$16.46; 2019 – R/US$14.46 and 2018 – R/US$13.24 2 Corporate social investment for the SA operations is included in the socio-economic development table on the page 235 COMMUNITY TRUSTS With the acquisition of the Rustenburg operations in 2016, Sibanye-Stillwater concluded a 26% broad-based BEE transaction. In terms of this transaction, 26% of the Rustenburg entity is held jointly by the Rustenburg Mines Community Development Trusts (24.8%); the Rustenburg Mine Employees Trust (30.4%); Bakgatla-ba-Kgafela Investment Holdings (24.8%); and Siyanda Resources (20%). During 2020, dividends to the value of R15 million were paid out to the Rustenburg Mine Community Development Trust and the Rustenburg Mines Employee Trust with an individual employee receiving an amount of R1,054. Investec has been appointed as the administrator for both Trusts. With respect to the Marikana operation, the Lonplats Employee Profit Share Scheme has 19,324 beneficiaries and the dividend’s paid to each beneficiary on 15 August 2020 were R6,705.14 payment to participating members of the scheme. SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT CONTINUED Donation to the St. Vincent Mediathon as part of the US PGM’s Community giving (photo taken pre-COVID-19) Sibanye-Stillwater Integrated Report 2020 236 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Human Rights The respect for human rights is fundamental to the culture of the Group and is reflected in the CARES value proposition. Sibanye- Stillwater conducts its business in line with national legislation, including the Constitution and the Labour Relations Act, as well as the International Labor Organization guidelines. Our commitment to the ICMM principles, more specifically ICMM principle 3, requires us to respect human rights and interests, cultures, customs and values of employees and communities affected by our activities. (Please refer to the Social, Ethics and Sustainability Committee page 120 for the oversight information on human rights matters). Policy During the year the Human Rights Policy Statement was reviewed to align to the ICMM, United Nations Global Compact and World Gold Council Responsible Mining Principles. The commitments of the policy, which at the time of writing was still in draft, include amongst others that the Group will eliminate harassment, in all forms, bullying and discrimination in the workplace and respect freedom of association. The policy statement also aims to take immediate and effective measures to eradicate forced labour, end modern slavery and human trafficking and secure the prohibition and elimination of the worst forms of child labour as per the UN SDG 8.7. Security and human rights Sibanye-Stillwater Protection Service is in the process of ensuring alignment to the Voluntary Principals on Security and Human Rights. An analysis of all the Protection Services procedures was completed during the year to identify what areas of Sibanye- Stillwater Protection Services’ procedures need to be aligned to the Voluntary Principles on Security and Human Rights. It is expected from all security contractor service providers to adhere to these procedures which include Human Rights requirements. During the contracting process security service providers are required to present evidence confirming that the service provider adheres to the Code of Conduct for Security Service Providers and their employees are trained in Human Rights. Adherence to the Human Rights Policy Statement and Code of Business Conduct is managed within the terms and conditions agreed to between the parties. Compliance is a requirement and the security service providers are audited annually. Although no dedicated Human Rights training were presented to Protection Services employees during the year the induction and refresher training encompasses human rights aspects with regards to security. Number of security personnel that received induction/refresher training (inclusive of Human Rights aspects) 2020 2019 2018 Employees Contractors Employees Contractors Employees Contractors SA PGM 73 701 81 24 244 0 SA gold 257 432 588 296 514 412 US PGM 15 NA Not previously tracked Total 345 1,133 669 320 758 412 Protection services personnel receiving training (photo taken pre-COVID-19) Sibanye-Stillwater Integrated Report 2020 237 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Human rights due diligence In 2020, the Group had three complaints referred to the South African Human Rights commission. The complaints were received from the local communities in the SA PGM operations regarding dust and safety around the companies' water installations and in the SA gold operations around historical graves. The company responded to the enquiries including site visits, and awaits the determination of the Commission on the findings and way forward. In the period under review, Sibanye-Stillwater launched a gender working group and subsequently a Women-in-Mining (WiM) initiative which aims to accelerate diversity efforts with the objective of championing women in all levels of the organisation and increasing gender representation across the board. (Refer to Empowering our workforce for more detail). Indigenous people The Group has drafted an Indigenous People Position Statement that aligns to the ICMM commitments within their position statement on indigenous people and mining. The ICMM position statement draws on international frameworks such as ILO 169, UN guiding principles on business and human rights, IFC guidance note 7 on Indigenous People and the UN development groups - guidelines on Indigenous People issues (2008). Refer to page 232 on our Complaints Procedure. Heritage A heritage baseline assessment is undertaken for all the SA Operations. The objective is to enable effective management of heritage sites at our operations while paying tribute to the history of the areas and enhancing the value of our heritage resources. (Refer to Minimising our environmental impact for more information.) Resettlements While there have been no resettlements or plans to resettle communities, the company notes that in the life of its operations it might need to resettle communities. To this end, in 2020, the company engaged with peers to benchmark best practices and is finalising a resettlement procedure that covers the rights of affected stakeholders, complies with legislation and in line with international best practices. Supply chain During 2020, Sibanye-Stillwater circulated a questionnaire to all existing vendors, requiring them to answer through the Coupa system a set of questions relating to ESG matters, which included questions relating to human rights matters such as child labour, fair wages and forced labour practices. At the end of 2020 over 600 suppliers have responded to the questionnaire. Within our standard terms and conditions applicable to supply contracts, suppliers are required to adhere to a range of legislation relevant to human rights as well as adherence to our own policy statements and Code of Business Ethics. Our Precious Metals Refinery (PMR) has also conformed to the London Platinum and Palladium Market's responsible sourcing guidance to achieve and maintain the LPPM's Good Delivery Accreditation. This is intended to assure investors and consumers that all LPPM Good Delivery metal is conflict-free due to compliance with an audited and conflict-free process. Certification was obtained in January 2021. ESG procedures are part of our current due diligence investigations for significant investments and we are expanding these to specifically include human rights aspects. Fair labour practices All employees are subject to vetting procedures, including the verification of age, criminal record checks as well as medical fitness assessments. We support collective bargaining and freedom of association and we comply with both the South African and US legislation regarding working hours. (Refer to page 198: Empowering our workforce.) We also have an independent tip-offs line in place. (Refer to Corporate governance for more information.) SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT CONTINUED 238 Sibanye-Stillwater Integrated Report 2020 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

US PGM OPERATIONS Social operating context In the United States, Sibanye-Stillwater’s operations are situated in two rural and environmentally pristine counties in the state of Montana. The social context of these counties is starkly different from that of South Africa and thus the community challenges vary considerably. The Hard Rock Mining Impact Act (HRMIA), in Montana states that a large-scale mining operation must address needs of a host community before or as they occur. The company’s compliance with HRMIA has meant that infrastructure and public-school system burdens are continually addressed. We monitor local school populations, as required by the HRMIA, to ensure that burdens on local infrastructure and schools do not increase year-over-year. The US PGM operations significantly contribute to the local economy. An independent economic impact study undertaken by the Bureau of Business and Economic Research in 2020, based on 2019 financial data, highlighted that we create an output of US$3.0 billion, which is over 3% of Montana’s entire economic output. For the fact sheet, Montana operations – socio-economic impact, containing the summary of the study, please refer to our website at https://www.sibanyestillwater.com/news- investors/reports/annual/. In addition to contributions to state and local tax bases through the HRMIA and other state and federal taxes, the US PGM operations contributes to its communities through CSI initiatives and our Community Giving Team. An employee-led Community Giving Team implements our policy, an important aim of which is to support communities directly adjacent to our mines and processing facilities. The Team meets monthly to evaluate requests. In terms of its regional charitable giving policy, the US prioritises rural health care and emergency services, education – with a focus on science, technology engineering and mathematics (STEM) subjects – environmental stewardship, and community activities. In 2020, the Community Giving Team focused its efforts on COVID-19 relief in our local communities. The team collaborated with local businesses who pivoted from their normal, “non-essential” production to the manufacture of medical PPE. This included purchasing 3D printed masks from a local jewellery maker for local emergency responders and purchasing reusable hospital gowns for local hospitals from a Montana-based fishing supply company. The Community Giving Team also responded to other COVID-19 emergency fund requests and funded laptop purchases for local schools to facilitate remote learning, as well as funded ventilator purchases at local hospitals. In addition to its COVID-19 response, the Community Giving Team supported numerous other community gifts, including: • The installation of solar panels as part of a high school environmental club initiative • The provision of mental health services to our local counties • Support to our local community zoo • An upgrade to neonatal intensive care unit cameras to allow families of Social impact through partnerships To add to the company’s own giving in the US PGM operations, we have also been able to leverage a unique partnership with financing partner Wheaton Precious Metals (WPM) for additional community support. WPM generously donated US$156,500 to a variety of COVID-19 and community projects, which included partner support on many of the projects listed above. Sibanye-Stillwater and WPM also partnered to give US$100,000 to the Special K Ranch, a community living centre for adults with disabilities, which is close to the US PGM corporate headquarters in Columbus, Montana. Special K provides this much-needed group home resource for the local area. US operations: social activities and related expenditure (US$) 2020 1 2019 2 2018 Community projects (49.5%) 198,050 154,945 162,600 Education (14.9%) 59,730 118,380 94,130 Emergency and rural healthcare services (31.2%) 124,720 39,700 44,700 Environmental stewardship (4.4%) 17,500 27,400 35,500 Total 400,000 340,425 336,930 1 Youth activities expenditure for 2019 was US$58,142 bringing the total social spend to US$398,567 2 Youth activities expenditure for 2018 was US$50,900 bringing the total social spend to US$387,830 The Community Giving Team also began an annual “Volunteers of the Year” award at each of our three operations in 2020. This award is designed to recognise the significant volunteer time that our employees give back to our communities. US local procurement expenditure Total procurement (US$m) Local procurement spend (US$m) % of local procurement 2020 398.9 93.0 23 2019 334.8 103.3 31 2018 290.5 92.1 32 hospitalised babies to connect while unable to visit in person • Collaboration with a local environmental education entity to encourage environmental outreach in local schools • Support to a local organisation that has replaced in-person kids’ cancer camps with remote engagement opportunities Sibanye-Stillwater Integrated Report 2020 239 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Stakeholder engagement From a broader stakeholder perspective, the US PGM operation is creating a formal stakeholder engagement process, which will be in place by the end of 2021. Over the course of 2020, the company engaged in a number of significant stakeholder interactions, including work with the Good Neighbor Councils on the company’s emergency preparedness plan, continued discussions with state and federal regulators on Montana’s nutrient regulations. COVID-19 consumed many of these conversations and relationships. Through its strong stakeholder relationships with its local counties, Sibanye-Stillwater collaborated with local public health officials to enact a robust COVID-19 action plan, which allowed continued full production through Montana’s “stay-at- home” order. The Group continues to refine this plan as state directives change and as more is learned about the virus and mitigation thereof. Good Neighbor Agreement 2020 marks a significant milestone achievement for Sibanye-Stillwater’s Montana, US operations. It represents 20 years since the Good Neighbor Agreement (GNA) was signed constituting a commitment by both the mines and their surrounding communities. These communities are represented through three local stakeholder organisations: the Northern Plains Resource Council, the Stillwater Protective Association and the Cottonwood Resource Council. The GNA provides an innovative framework for the protection of the natural environment while encouraging responsible economic development. It legally binds us to certain commitments and holds us to a higher standard than that required by federal and state regulatory processes. Although the GNA is a legally binding contract, it has over the years evolved and has become a living collaborative document that the parties are willing to adapt as the need requires. Our commitments include transparent and productive interaction with all affected stakeholders, using the GNA as a vehicle for dispute resolution and positive stakeholder engagement. For further information, see the fact sheet, Working together: The Good Neighbor Agreement on https://www. sibanyestillwater.com/news-investors/ reports/annual. PROCUREMENT AND ENTERPRISE DEVELOPMENT Supply Chain partnered with PwC to identify areas of improvements through a rebasing exercise that included pricing reductions and / or efficiency improvements across the operations. The project kick-started in February 2020 and has identified initial savings of R800 million. Due to the COVID-19 lock down, very limited work was performed in terms of concluding the savings potential. Key deliverables, which required visiting operations started on a limited basis due to the lock down and risk of COVID-19 transmissions, however, activities have been stepped up, to pursue further savings. Although procurement is the most cost-sensitive custodian of the business, Sibanye-Stillwater understands that it is through the purchase of goods and services that we have a profound opportunity to be inclusive and to drive real socio-economic change and development. In South Africa, this philosophy adheres to the tenets of Mining Charter III, which seeks to increase the inclusion of historically disadvantaged persons (HDPs), women and youth in the economy specifically through procurement practices and targets. However, with the gazetting of the third iteration of the Mining Charter in September 2018, the procurement targets, particularly as they relate to goods and services spend with women- and youth- owned companies, was considerably revised. The targets defined are required to be achieved over a 5-year period for the mining goods and within a two year period for the services rendered. The targets for procurement include: • A minimum of 70% of mining goods procurement, must be spent on the South African manufactured goods, of which 70% shall be allocated as follows: – – 21% allocated to South African manufactured goods produced by HDP-owned companies – – 5% allocated to women- or youth- owned companies – – 44% on B-BBEE-compliant companies • A minimum of 80% of services rendered, must be spent by sourcing from South African-based suppliers, of which 80% shall be allocated as follows – – 50% must be spent on services supplied by HDP-owned companies – – 15% must be spent on services supplied by women-owned companies – – 5% must be spent on youth-owned companies – – 10% must be spent on B-BBEE- compliant companies The targets as set out for the Mining Charter III for the mining goods were achieved by Sibanye-Stillwater however due to a number of challenges the Mining Charter III for services rendered were not achieved. Achieving these procurement targets is not only vital in terms of regulatory compliance but also key to our objective of being more inclusive and driving real socio-economic change, the Group has adopted a range of initiatives. The roll out of the Coupa business spend management software system has principally been used to streamline the supplier registration process in an attempt to ease more entrepreneurs and small companies into business. The Coupa system not only assists existing and would- be suppliers it also provides transparency in the entire procurement process. SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT CONTINUED Sibanye-Stillwater Integrated Report 2020 240 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

The roll out of Coupa was completed in the SA gold operations in 2020 and in the PGM operations (excluding the Marikana operations) early in 2021 and the final implementation of Coupa at Marikana in mid-2021. With the assistance of Coupa, Sibanye- Stillwater has been able to build a database of approximately 900 doorstep suppliers – these suppliers situated within the municipalities around our operations and, in 2020, a total of 10% of the procurement budget was spent through these companies. This has resulted in a positive trend for Sibanye- Stillwater’s spend on the community- based companies as the intention is to increase procurement spend up to 15% of the budget in the short-term. This is an encouraging step to promote development-oriented policies that support entrepreneurship, and encourage the formalisation and growth of micro-, small- and medium- sized enterprises. SA operations: discretionary BEE procurement 1 (%) 2020 2019 Mining goods Services Mining goods Services Target 70% Target 80% Target 70% Target 80% Gold Beatrix 68 58 81 51 Cooke 1, 2 and 3 59 66 79 38 Cooke 4 75 68 81 64 Driefontein 68 76 84 67 Kloof 69 68 84 75 PGM Kroondal 78 83 91 86 Rustenburg 81 79 84 78 Marikana 62 75 68 74 Total 70 75 81 73 1 The Mining Charter’s procurement targets apply to procurement that ‘excludes non-discretionary procurement expenditure’ – this excludes expenditure that cannot be influenced, such as procurement from the public sector and state enterprises. Procurement targets therefore apply to discretionary expenditure over which Sibanye-Stillwater has influence SA operations: total empowerment spend 2020 2019 Black-owned 1 (historically disadvantaged South African) businesses R million % of total spend R million % of total spend Male-owned 7,097 40 5,397 31 Women-owned 3,463 20 2,744 15 Total 10,560 60 8,141 41 1 Ownership greater than 51% SA local discretionary and BEE procurement expenditure Total discretionary procurement (Rm) 1 Local BEE procurement spend (Rm) % of BEE procurement 2020 R17,649 R12,656 72 2019 R19,622 R14,529 74 2018 R13,755 R10,624 77 1 Historically disadvantaged person ownership greater than 25% Sibanye-Stillwater Integrated Report 2020 241 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Due to the challenges of COVID-19 faced worldwide our discretionary spend and local BEE spend decreased from 2019. To ensure the meaningful inclusion of local suppliers and would-be suppliers, Sibanye- Stillwater has engaged the services of two enterprise development services provider Phakamani and Black Deal, to support local SMMEs through support programmes and skills development thereby allowing them to participate in the company`s supply chain programme while looking for opportunities in other industries. The support programmes coach and develop the skills of fledgling companies. Not only have these companies helped suppliers build capacity to secure durable contracts through mentoring and training, they have also provided guidance in everything from financial management and bookkeeping to business planning and proposal writing 350 suppliers participated in the training programme and 217 loans were disbursed totalling R63.5 million. One factor that is impacting our ability to comply with the procurement targets is that some of our largest suppliers, companies through which we typically spend between R50 million to R200 million a year, are either not black-economically empowered or are falling short in their empowerment credentials. To address this, in November 2020 we embarked on a targeted approach to directly engage those identified suppliers on their empowerment status and journey. Our strategy includes engagements with 20 suppliers at a time, allowing them 6 months, to supply us with a transformation plan including our local community companies. For those companies willing to pursue empowerment transactions to enhance their BEE status, we will be providing guidance to assist with their transformative journey. In the instances where companies are not willing to comply, we will begin testing the market to secure alternative companies with the appropriate empowerment credentials. In support of local economic development, a CEO Enterprise Development Fund was created in March 2020. The objective of this fund is to assist our local entrepreneurs’ entry into the Group’s supply chain and to promote alternative economic endeavors. This is principally for SMME’s that are required to purchase assets and or goods in order to deliver on a purchase order issued by the supply chain function. The fund has been capitalised to the value of R14.5 million. 2020 Supply chain fund CSO Fund Total Loan target 60 – 60 Number of loans approved 209 8 217 Funds approved by investment committee R45,533,722 R17,949,768 R63,483,490 Number of jobs created and sustained 1,366 492 1,858 Number of SMMEs supported 56 6 62 Female entrepreneurs supported 119 9 128 Youth entrepreneurs supported 77 5 82 *Number of companies being mentored (in total) – – – Enterprise development transactions 9 4 13 Total funds disbursed (Sibanye–Stillwater and IDF) R44,638,583 R14,951,000 R59,589,583 New venture creation (NVC) training – 19 19 Business accelerator programme (BAP) training 331 – 331 Coupa training 214 – 214 New enterprise development supplier introduced 11 – 11 Enterprise development validation 5 – 5 Funds recovered (2020 transaction) R20,994,979 R8,731,192 R29,726,171 Funds recovered (Total for Sibanye– Stillwater) R33,652,316 R8,731,192 R42,383,508 Recovery rate 93.40% 99.90% 95.22% Run over loans R1,354,819 R0 R1,354 819 If completed 99.49% 99.90% 99.60% SME Tovavect wins key Sibanye-Stillwater drilling contract Dynamic black- and youth-owned SME Tovavect has been appointed the lead supplier of diamond core drilling and raise-boring services to Sibanye-Stillwater’s Mashakane and Cooke 1 sites. As part of its ongoing commitment to transformation and local community development and inclusivity, Sibanye-Stillwater has opened tender opportunities for local, doorstep businesses. “We have realised a dream – and are committed to achieving new levels of excellence through this work. We are also mindful that we represent a generation of new young black entrepreneurs determined to make a contribution through the quality and value we add,” says Yuri Mokgosi, the founder and managing director of Tovavect. Yuri Mokgosi grew up in the Westonaria community and has lived around mines most of his life. By choosing to step into the field of underground and above-ground drilling services for mining and construction, the company has become a trailblazer in many ways. “We are explorers – challenging the current industry status quo. We work with our clients to improve efficiency and achieve results within shorter lead times.” This approach has seen Tovavect become a supplier of choice to mining houses. For Sibanye-Stillwater itself, opening up this contract to new suppliers presented a real opportunity for its mines. “Tovavect’s appointment speaks directly to the legacy creation we’re committed to through the CEO’s Fund,” explain Marion Green-Thompson, Vice President, Transformation. Tovavect has been supported by Phakamani Impact Capital, Sibanye-Stillwater’s enterprise and supplier development partner for the contract. “The Sibanye-Stillwater CEO Fund has made a loan of R2.8 million to the SME to assist in operational readiness,” says Green-Thompson. “Phakamani has also deployed a mentorship and support team on the project to help wherever needed, especially in the initial deployment phase.” SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT CONTINUED Sibanye-Stillwater Integrated Report 2020 242 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

FUTURE FOCUS SA OPERATIONS 1 US PGM OPERATIONS 2 • The priority for Social Performance in 2021 is benchmarking and developing baselines that provide for a clearer understanding of the challenges facing communities and the value that can be created by the company to ensure that our programmes are impactful and sustainable • Key to this is building sustainable relationships with all the stakeholders; government, local communities, NGOs, other companies to ensure that we rebuild trust and collaborate so we can deliver into a co-created a coherent vision in our districts • Regulatory compliance and delivery of social and labour plans will be fast tracked to make up for the delays as a result of COVID-19 regulation and lockdown in 2020 • Leaders in environmental and social collaboration • Fully functioning stakeholder engagement and grievance process • Women-in-Mining resource group fully enabled Sibanye-Stillwater Integrated Report 2020 243 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

MINIMISING OUR ENVIRONMENTAL IMPACT WHAT WE DID IN 2020 SUCCESSES Appointment of Vice President Tailings Engineering and establishment of an internationally recognised Independent Tailings Review Board to drive compliance in accordance with the Global Tailings Management Standard Position papers developed for all aspects of environmental management to provide strategic direction and support delivery on our beyond compliance philosophy The finalisation of the Group Strategic Energy Sourcing Roadmap Our US PGM operations recycled 840,170oz of 3E in 2020, making it among the world’s largest PGM recyclers of autocatalysts Implemented an Adaptive Management Plan as part of the US PGM operations’ GNA, which established tiered trigger levels for water quality that are more protective than state and federal standards CHALLENGES Alignment of stakeholder interests to support regional closure solutions Climate change and more specifically water security Significant permitting efforts are required for the next phases of the US PGM operations’ tailings storage facilities Safety, health and well-being Costs Economic value CARES Clean water/ air/ land Total returns Socio- economic stability Upliftment about our... ENVIRONMENT SHAREHOLDERS Safety, health and wellness Costs Quality Volume GOVERNMENT Fair market access COMPANY Assured product Membership COMMUNITIES CUSTOMERS SUPPLIERS ORGANISED LABOUR Better lives EMPLOYEES OPERATING PILLARS AFFECTED STAKEHOLDERS Better lives Clean air Assured product and membership Membership OUTCOMES DESIRED ORGANISED LABOUR ENVIRONMENT COMMUNITIES GOVERNMENT CUSTOMERS SHAREHOLDERS EMPLOYEES GROUP PERFORMANCE Benchmarks Status Page reference Group Science-Based Targets Initiative (SBTi) Scope 1 and Scope 2 carbon emissions by 27.3% for the Group, excluding Marikana 1, by 2025, premised on the 2010 baseline year In progress Refer to page 249 10% reduction in level 3 environmental incidents year-on-year Did not meet Refer to page 266 Zero level 4 environmental incidents Met Refer to page 266 ISO14001:2015 Environmental Management Systems certification for all operations by December 2021 2 In Progress Marikana operations certified Refer to page 247 Group net-zero emissions target to be achieved by 2040 New Group target set in Feb 2021 Refer to page 252 SA operations International Cyanide Management Code (ICMI) process will be completed in 2021 In progress Refer to page 247 A 2-3% reduction in electricity consumption per year Met Refer to page 254 Increase in SO2 capturing and cleaning efficiency from 80% to 90% by 2027 and to 99% by 2030 at the Marikana operation In progress Refer to page 256 A 7.5% reduction in the purchase of potable water by the gold operations in 2020 Met Refer to page 258 US PGM operations A 3% reduction in the purchase of potable water by the PGMs operations in 2020 Met Refer to page 258 Integrated reporting system in place and KPI data accessible and reliable In progress Refer to page 274 Water treatment plants optimised In progress GNA and ESG training conducted In progress Create environmental incidents procedure that calibrates incidents with Group procedure Met Refer to page 266 1 SBTi was set prior to the acquisition of Marikana 2 ISO certification was hampered by the related COVID-19 restrictions in 2020; therefore the target has been updated to be met by all operations by December 2021 Sibanye-Stillwater Integrated Report 2020 244 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

APPROACH The strategic goal of improving lives through our mining activities and the creation of superior value for all stakeholders cannot be effectively achieved to the detriment of the environment. We have therefore aligned our environmental priority of “Improving life through the sustainable use of our natural resources, driving environmental consciousness and continuous improvement, with measured transition to a carbon neutral future” with the Group’s environmental, social and governance (ESG) strategy. The ESG strategy informs the environmental operating model, strategic objectives and initiatives, and the associated performance measures for 2021 and beyond. Of particular material importance during the reporting year was tailings storage facility safety, water conservation and demand management and energy supply and consumption (page 270 on tailings storage facility safety and page 261 on water conservation and demand management and page 251 on energy supply and consumption). Our carbon footprint as well as how we responsibly close operations, manage air, biodiversity, land, heritage and waste are also of significance. Our externally-assured key performance indicators align to some of these important matters (refer to page 307 of PwC assurance statement). Internationally recognised frameworks and management standards, including the ISO 14001:2015 Environmental Management System (EMS) standard, the International Council of Mining and Metals (ICMM), the World Gold Council’s Responsible Gold Mining Principles, and the United Nations Sustainable Development Goals (SDGs) guide the team. The values and principles espoused by these frameworks are fully embraced and embedded in our policies, position statements, management systems, risk management plans and environmental management plans and programmes. Compliance with legislation and regulations, codes and duty of care supported by the principles, underscore our approach to environmental management. SDGs reflected in this section: NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS Biomonitoring in the pristine environment surrounding our US PGM operations Sibanye-Stillwater Integrated Report 2020 245 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

MINIMISING OUR ENVIRONMENTAL IMPACT CONTINUED Governance, accountability and assurance ACCOUNTABILITY Board • Social, Ethics and Sustainability Committee of the Board • Risk Committee • Audit Committee Executive Committee • The Group Environmental Department reports to the Chief Technical Officer of the Group through the Senior Vice President: Environment providing strategic direction • The newly appointed engineer and Vice President for tailings storage facilities strengthens the environmental capability • ESG strategy at US PGM operations is led by the Vice President – Legal, Environmental and Government Affairs • ESG Committee Operational • In terms of operational environmental management and compliance, each operation is supported by a dedicated, segment-focused Compliance Team headed by an Environmental Manager. The Compliance teams are supported by a centralised team of environmental specialists to provide technical guidance • Responsibility for climate and environmental-related issues at US PGM operations is held by the Vice President – Legal, Environment and Governance • An ISO steering committee frequently meets to guide operations on the ISO compliance aspects • Water steering committees for the SA gold and SA PGM operations are in place to embed water management at operational level STRATEGY The Environmental pillar of the ESG strategy is guided by four fundamental objectives that seek to: • maintain our environmental licence to operate • effect continuous improvement • drive leading performance in all aspects of environmental management • drive environmental consciousness throughout the Group and our doorstep communities through awareness, stewardship and communication Environmental specific strategies and plans: • Climate Change response plan • Energy and decarbonisation strategy • Water conservation and water demand management strategy • Water health and biodiversity management strategy • Waste management strategy • Land and heritage management strategy • Air quality management plan • Socio-economic closure strategy ASSURANCE AND REVIEWS • Sibanye-Stillwater’s environmental compliance to the environmental management authorisations and obligations are verified by an external service provider • Regulatory inspections and external audits on licences and authorisations (environmental management plans, environmental authorisations, water use licences, waste licences, air emissions licences etc.) are performed by the Department of Minerals and Energy (DMRE), Department of Environment, Fisheries and Forestry (DEFF), or the Department of Water and Sanitation and Human Settlement (DWS) (page 255, page 256 and page 262) • Progress against stated material performance indicators and ICMM requirements are audited through the external assurance process by PwC (page 307) • ISO audits at the Marikana operations to maintain the ISO 14001 certification as well as to measure environmental performance against the “together for sustainability” audit framework. (page 247) • ICMI Code third party independent audits (page 247) • Quarterly reporting of carbon emission trends to the Social, Ethics and Sustainability Committee of the Board GOVERNANCE Some of the key supporting policies and policy statements (SA and US) Policy statements: Environmental, Sustainable Development, Carbon Management, Water Management, Tailings Stewardship Policy Draft position statements: Climate Change, Waste Management, Energy and decarbonisation, Water Health, Biodiversity, Water Conservation and Water Demand Management, Air Quality, Heritage and Socio-economic closure Procedures and protocols: Biological Disclosure Procedure, Air quality management, monitoring and reporting procedure, water quality non-conformance procedure, waste management procedure, change find protocol, standard operating procedure for COVID-19 waste disposal Sibanye-Stillwater Integrated Report 2020 246 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

ENVIRONMENTAL COMPLIANCE ISO 14001:2015—ENVIRONMENTAL MANAGEMENT SYSTEM STANDARD SA operations Progress was made in the ISO 14001 Environmental Management System certification process in 2020, albeit at a slower pace because of restrictions and limitations caused by the COVID-19 pandemic. This progress was reflected in: • the creation of an ISO Steering Committee, and working group to facilitate alignment between the roll-out, implementation and certification of ISO 14001:2015 and ISO 45001:2018 Occupational Health and Safety management systems at the SA operations • the drafting of an ISO communications plan framework • the initiation of discussions with various ISO service providers for training and certification • the roll-out of KPI audits at the Rustenburg and Kroondal operations to drive ISO implementation at an operational level The Marikana operation (>50% of the SA PGM operations) retained its ISO 14001 certification. The SA operations have committed to completing the ISO 14001 certification process by 31 December 2021. US PGM operations During 2020, the US PGM operations continued their work towards the development of a formal environmental management system (EMS) that meets ISO 14001 standards. Steps taken included the creation of a roadmap to prepare for the EMS certification process, the completion of leadership training, and the hosting of a site leadership workshop to identify and rank environmental risks and establish environmental objectives. The US PGM operations remain on track to complete the ISO 14001 certification process by 31 December 2021. CYANIDE The SA gold operations are not yet a signatory of the "International Cyanide Management Code for the Manufacture, Transport, and Use of Cyanide in the Production of Gold” (the ICMI Code). The ICMI Code provides for an international and consistent approach to managing cyanide at our facilities where it is used and as such the principles are used as guidelines for internal audits. Cyanide is used extensively in the metallurgical processes specifically at our SA gold operations and is deemed to be an extremely dangerous and poisonous substance that could cause fatalities, severe health impacts and harmful environmental impacts. Cyanide is present in our tailings storage facilities and associated water management conveyance and storage infrastructure around these facilities, and is thus monitored as an integral part of our ground- and surface-water monitoring programmes. No cyanide related incidents occurred during 2020. During the course of 2020, progress was made in addressing the shortfalls identified in the gap audits undertaken in a bid to recertify these facilities and sign up to the ICMI Code. Specific progress made includes: • Third party gap audits to the ICMI Code requirements at all gold processing operations • Tracking of action to close identified gaps in anticipation of certification audits We will subscribe to the ICMI Code in 2021. CLIMATE CHANGE AND CARBON MANAGEMENT Sibanye-Stillwater believes climate change to be the most pressing global environmental challenge of our time and fundamental to environmental performance. It is inextricably linked to all other environmental challenges, be it more intense and frequent heat waves, intense droughts/water scarcity, land degradation – including erosion or biodiversity loss – or the countless socio-economic issues resulting from these challenges. Sibanye-Stillwater has a role to play in the urgent global response to the threat of climate change and as such has developed an ICMM aligned climate change position statement which outlines a number of strategic objectives and strategic initiatives, supported by an internal action plan, as part of an overall climate change response programme. The position statement further considers the UN Sustainable Development Goal 13 and more specifically SDG 13.2 – which aims to improve education, raise awareness and build human and institutional capacity on climate change mitigation, adaptation, impact reduction and early warning – and the goals of the Paris Agreement on climate change. The following strategic objectives have been set as part of the response programme: • Develop, maintain, and update a greenhouse gas (GHG) emissions inventory, and reduce GHG emissions • Develop and implement an energy and decarbonisation strategy • Aim to achieve carbon neutrality by 2040 1 We support and participate in the global fight against climate change in two ways. Firstly, the PGMs we produce are used in the production of catalytic converters in automobiles to remove noxious gases from exhaust fumes which limit emissions and promote cleaner air quality. Autocatalysts reduce emissions harmful to human health such as carbon monoxide, hydrocarbons and nitrogen oxide by 98% and also contribute to the reduction of particulate emissions from internal combustion engines, with removal efficiencies of around 99% for both particulate mass and particulate number 2. As the world’s largest primary producer of platinum and rhodium, the second largest primary producer of palladium and a leading recycler and processor of spent PGM catalytic converter materials we remain committed to discovering new ways in which our products can provide cleaner environments and improve lives. Secondly, through the proactive management and reduction of our carbon footprint we voluntarily monitor and report on our carbon emissions in our integrated reports, and in the CDP (page 248). We are committed to achieving a carbon neutral position by 2040. 1 Scope 1 and 2 emissions based on current assets and LOM. Baselines will be adjusted for any material acquisitions and divestments. Carbon offsets may be used to offset hard-to- abate emissions 2 The life cycle assessment of platinum group metals 2017; IPA Sibanye-Stillwater Integrated Report 2020 247 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

CDP CARBON DISCLOSURE In February 2021, Sibanye-Stillwater was commended for its climate change action and disclosure, achieving an ‘A-’ rating by the CDP, a non-profit global carbon disclosure platform. This rating means that Sibanye-Stillwater is implementing current best practice. This rating was based on Sibanye-Stillwater’s August 2020 submission for the 2019 reporting year. A highlight of that submission was the incorporation of data from the Marikana operation. We have consistently achieved ‘Leadership’ level ratings for six consecutive years for our carbon and climate change disclosures. Our 2020 rating is higher than the average rating of ‘C’ in the “metallic mineral mining” group, the average rating of ‘C’ in Africa and the average rating of ‘C’ globally. We have been further positioned in the top 11% of global companies in its group classification that reached ‘Leadership level’ with a score of ‘A-‘. Approximately 9,500 companies participated during the most recent CDP Climate Change disclosure process. Our CDP report is available at: https://www.sibanyestillwater.com/newsinvestors/reports/annual, and more information on the CDP itself is available at https://www.cdp.net/en MINIMISING OUR ENVIRONMENTAL IMPACT CONTINUED CLIMATE CHANGE RISK MANAGEMENT Climate and other environmental-related risks are identified through evaluations of input from the business environment, enterprise risk management, stakeholder engagement, market analyses and scenario analysis and are reported in the CDP. During risk management reviews, new and emerging risks and opportunities may also become evident and in these cases, control measures and mitigating strategies are developed and periodically reviewed. In 2020, Sibanye-Stillwater continued to implement the recommendations from the 2019 Task Force on Climate- related financial disclosures (TCFD) “Climate Change Risk and Vulnerability Scenario Analysis” aimed at identifying and assessing various climate change related risks and opportunities that may have a substantive financial impact on our business model. The G20 Financial Stability Board’s TCFD recommends that companies use climate change scenario analysis to test the resilience of their business strategies to climate change. The assessment included an analysis of all operations for both the physical risks (acute and chronic) as well as the transitional risks (regulatory, markets and technology and reputational) that climate change presents for the Group’s direct operations based on three scenarios (no- mitigation scenario, medium mitigation scenario and high mitigation scenario). In terms of physical risks to the business, the scenario analysis revealed that the greatest risks are changes in precipitation levels and droughts. (Refer to mitigation efforts on page 261 and page 262). The Group’s direct operations will also be impacted by transitional risks, primarily through regulations such as the South African Carbon Tax Act 15 of 2019. (Further discussion on page 250). CARBON EMISSIONS Our carbon emissions were determined by following the World Resources Institute’s Greenhouse Gas (GHG) Protocol and more specifically the market-based method for goal-setting and other benchmarks. The market-based method emissions are tracked throughout this report except where otherwise stated. Our Scope 1 and 2 emissions are assured by PwC (refer to page 307 for the assurance statement). We track and monitor carbon information monthly by using an externally developed carbon inventory. This is supported by a newly developed inventory template. A process to automate the reporting of carbon emissions data on a daily basis will be completed during 2021, allowing enhanced carbon data integrity and carbon management. Pitseng shaft at the SA gold operations In 2020, 74.1% of the Group’s emissions stemmed from electricity consumption (Scope 2) which were almost exclusively (96.7%) attributable to South Africa’s coal-based utility, Eskom. Direct emissions (Scope 1) contributed 10.7% while the indirect value chain emissions (Scope 3) contributed the balance of 15.3%. Overall, there has been a decrease in both Scope 2 market-based emissions (8.7%) and Scope 3 emissions (20.6%), while there has been an increase in Scope 1 emissions in 2020 of 28% largely attributable to a net increase in diesel consumption at both the SA gold operations and the US PGM operations. Sibanye-Stillwater Integrated Report 2020 248 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Total CO2e emissions: Scope 1, 2 and 3 (000t CO2e) 2020 2019 2018 4 Group US operations SA operations Group US operations SA operations Group US operations SA operations Total PGMs PGMs Gold Total PGMs PGMs Gold Total PGMs PGMs Gold Scope 1 (excluding fugitive mine methane) 584 87 82 413 323 54 164 104 203 46 44 113 Scope 1 (fugitive mine methane) 300 0 0 300 366 NA 0 366 366 NA NA 366 Scope 2 location-based 6,133 196 2,472 3,465 6,719 191 2,984 3,544 5,097 95 1,398 3,604 Scope 2 market-based 1 6,141 203 2,472 3,465 6,725 197 2,984 3,544 5,097 95 1,398 3,604 Scope 3 2 1,268 130 690 370 1,597 211 953 433 2,157 569 995 593 CO2e intensity (per tonne milled) for scope 1 and 2 0.18 3 0.19 0.1 0.31 0.16 0.18 0.10 0.27 0.14 0.11 0.07 0.24 1 Scope 1 and 2 emissions include fugitive mine methane. We are reporting our fugitive mine methane emissions in the Free State province of South Africa in line with the transparency principle of the ISO greenhouse gas quantification standard. Though the base year and prior year emissions has as yet not been restated to include the Marikana operations, as a first step, towards meeting the recommendations of the World Resources Institute, greenhouse gas protocol, A corporate accounting and reporting standard, revised edition, the Scope 1 and 2 emissions and Scope 3 emissions include the emissions from the Marikana operations for the 2019 and 2020 calendar years. The Marikana operations were acquired in June 2019 and the full integration and alignment is still underway. For years prior to 2019, the location-based Scope 2 emissions were used as a proxy for the market-based emissions in accordance with the WRI GHG Protocol 2 Scope 3 emissions decreased in 2019 as compared to 2018, as a result of operational downscaling (2, 6, 7 shafts at Driefontein and Beatrix 1 shaft and 1 gold plant) which led to lower levels of commodities being used, improvement in the emission factor for refining and smelting and the decrease of the Eskom electricity transmission and distribution loss emission factor for the SA operations from 0.0567 to 0.02 For Scope 3 emissions from the US PGM operations, in the absence of a site-specific or US country-specific emission factor, the South African-specific emission factor is used for the Stillwater operations as the bulk of Sibanye-Stillwater’s emissions emanate from the SA operations. The US PGM operations continue to refine the processes for the reporting of information for the Scope 3 categories. Refer to the GRI index (https://www.sibanyestillwater.com/newsinvestors/reports/annual for the Scope 3 category details and on transportation emission categories) 3 The ore at the US PGM operations is of a higher grade contributing to a higher intensity rate using tonnes milled versus ounces output 4 Group total is inclusive of corporate related emissions A milestone in our climate change journey was achieved in March 2019 when the Group emissions reduction target was set and approved by the Science-Based Targets Initiative (SBTi). The SBTi is a collaboration between the CDP, the United Nations Global Compact and the World Resource Institute and the Worldwide Fund for Nature. The initiative mobilises companies to set meaningful, science- based targets to boost their competitive advantage in the transition to the low-carbon economy. SBTi’s overall aim is that science-based target setting will become standard business practice and corporations will play a major role in driving down global greenhouse gas emissions. Sibanye-Stillwater’s carbon emissions reduction target of 27.3% by 2025 (premised on the 2010 Sibanye-Stillwater baseline) was accepted on this basis. The target was set before the acquisition of Marikana but remains in place. The table below indicates progress made in 2020 towards achieving this target. It is important to note that the approved SBTi 2025 target is for our “Scope 1 and 2 market-based” emissions only. Progress to achieve the SBTi Scope 2020 emissions 2025 target Scope 1 884,174 N/A Scope 2 location-based 6,133,442 N/A Scope 2 market-based 6,140,819 N/A Scope 1 and 2 location-based 7,025,066 N/A Scope 1 and 2 market-based 1 2 5,768,743 5,676,919 1 The only emissions scope with an approved SBTI target 2 Marikana Operations excluded from the SBTI target, hence not included in this figure Sibanye-Stillwater Integrated Report 2020 249 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

During 2020, our Group Scope 1 and 2 carbon emissions, excluding the Marikana operations, increased by 0.4% compared to 2019. Despite the increase, this brings the progress towards the achievement of the 2025 Group Scope 1 and 2 emission reduction target to a 98.4% achievement. With the inclusion of emissions from the Marikana operation, there was a 5.4% decrease in Group Scope 1 and 2 emissions year-on-year. In support of our carbon neutral target by 2040, we intend to update our SBTi target, together with supporting interim milestones, for our full suite of assets. Consideration will also be given to the adoption of the SBTi Net-Zero Standard following its launch, which is expected by year-end 2021. SA operations Year-on-year, Scope 1 emissions at the SA operations increased by 25%. This was on account of the full-year of data included for the Marikana operation, and the increase in Scope 1 emissions recorded at the SA gold operations. Scope 1 and Scope 2 CO2e emissions, however, declined by 9% owing to a reduction in electricity consumption at our operations due to the impact of COVID-19 and a resultant reduction in production. Reducing our carbon footprint South Africa has set a clear aspiration to become a carbon-neutral carbon economy by 2050. We applaud this commitment and, in turn, have formulated and begun implementing a comprehensive energy and decarbonisation strategy, inclusive of new initiatives, projects and programmes, that aims to achieve our pledge of net-zero emission by 2040. This strategy is detailed on page 251. Demand-side energy management interventions, such as energy efficiency projects, continue to underpin our decarbonisation efforts in the short term. The SA operations achieved a measured and verified electricity reduction of 158.9GWh in 2020 against a production- adjusted energy plan, equating to avoided Scope 2 emissions of 165,270 tCO2e. The flagship carbon emission reduction project continued to be our Beatrix methane project. This project not only destroys methane, it provides electricity that proportionally offsets the electricity purchased from Eskom which is generated from the burning of fossil fuels. In 2020, 2,157MWh of electricity was generated by the methane-fueled generators, resulting in an emissions reduction or avoided Scope 2 emissions of 19,938 tCO2e for the Beatrix operation, with an effective emissions reduction rate of 4,98 tCO2e for every MWh of electricity generated. This also translates into the equivalent reduction of 10,923 tonnes of coal being combusted in 2020, and a cumulative reduction in coal combustion since the project’s inception in 2011 of 228,372 tonnes of coal. Carbon tax South Africa’s Carbon Tax Act came into effect on 1 June 2019. This legislation is designed to levy carbon tax on the sum of GHG emissions from fuel combustion, industrial processes, and fugitive emissions. Emitters are required to license their activities and operations liable for carbon tax, and payment of this environmental tax is due, according to the Act, in July of each year. While some degree of uncertainty surrounded the promulgation of that Act, detailed regulations covering a cluster of Carbon Tax allowances were unveiled on 19 June 2020, removing many of the ambiguities. A significant revelation is that fugitive mine methane from gold mining is excluded from the GHG reporting regulations. This represents a reduction of approximately R18 million per year for carbon tax liability for our Beatrix operation, largely as a result of Sibanye- Stillwater’s extensive engagements with Government during their deliberations on the carbon tax regulations. On the back of extensive and constructive engagement with DEFF, it was agreed that the Beatrix methane project in the Free State would not need to be registered or included as part of our total carbon tax net. On the basis of these new regulations, Sibanye-Stillwater’s calculated 2019 carbon tax liability was approximately R1.6 million. Payment of the tax, however, was extended from July to October 2020 as a result of the general disruptions caused by the COVID-19 pandemic. MINIMISING OUR ENVIRONMENTAL IMPACT CONTINUED Saffy shaft at the SA PGM operations Sibanye-Stillwater Integrated Report 2020 250 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

In line with the carbon tax legislation, in 2020 Sibanye-Stillwater applied to register all its SA operations as carbon tax entities, as well as the carbon-emitting facilities for the same purpose. At the time of writing, only two of our carbon tax entities were registered by the South African Revenue Services (SARS), namely the Ezulwini operation (registered as “Ezulwini Mining Company Pty Limited) and the Burnstone project (registered as “Sibanye Gold Eastern Operations Pty Limited”). We await the issuance of the remaining carbon tax registration certificates. The effective carbon tax rate at the time of the promulgation of the Carbon Tax Act in May 2019 was R120 per tonne of CO2e. Thereafter, as per section 5 of the Carbon Tax Act , the carbon tax rate must be increased by the amount of CPI (consumer price inflation) plus two per cent per year for the preceding tax period until 31 December 2022, and by only CPI after 31 December 2022. On this basis, the effective carbon tax rate effective 1 January 2021 is therefore R127 per tonne of CO2e for the 2021 carbon tax year, and R134 per tonne of CO2e for the 2022 carbon tax year. As a result of current uncertainty in the carbon tax regulatory framework beyond 2023 when Phase 2 of carbon tax implementation is deemed to kick-in, there is an expectation that Sibanye- Stillwater’s total carbon tax liability will increase significantly from 2023 onwards through the possible inclusion of Scope 2 emissions from electricity generation in the carbon tax net, either as a direct tax on Sibanye-Stillwater’s carbon tax entities, or as a pass-through from the national electricity utility and/ or other suppliers of manufactured goods and services to our operations. The reduction/phasing-out and/or the potential complete scrapping of the tax-free thresholds and allowances from 2023 onwards could potentially lead to increased carbon tax liabilities. Sibanye-Stillwater is in the process of finalising its own projections for its carbon tax liabilities in Phase 2 of carbon tax implementation, based on projected life-of-mine production data and other available information and indications. In parallel, Sibanye-Stillwater participates in the Minerals Council South Africa’s discussions and other engagements with the National Treasury, which have the objective to better understand and possibly influence any proposed carbon tax regime for Phase 2 of its implementation. US PGM operations Year-on-year annual Scope 1 and Scope 2 CO2 emissions increased by 13% at the US PGM operations. Scope 1 emissions increased by 61% and Scope 2 CO2e decreased by 0.5%. This is largely attributable to increases in diesel and a marginal net increase in electricity consumption at the Stillwater and East Boulder mines, respectively. Scope 3 emissions reduced by 38.4%. The “Blitz Expansion” and the “Fill-the-Mill” projects at our US PGM operations continue to be the driving force for energy consumption at these operations. ENERGY AND DECARBONISATION SA OPERATIONS Given the continued risk Eskom poses to our SA operations, in the form of unreliable electricity supply, above-inflation tariff increases and carbon-intensive electricity, and the global climate change imperative, a priority initiative during 2020 was the formulation of a South Africa-focused energy and decarbonisation strategy. Our SA operations demand 90% of the total Group’s energy requirements while producing 90% and 97% of our Scope 1 and 2 emissions respectively. Effective energy management thus forms the most fundamental way in which we as an organisation can contribute to mitigating climate change. This strategy was created with the recognition that there is a strong link between direct and indirect energy consumption and our carbon footprint, and, on that basis, they should be approached and managed as a collective. To contribute to the broader Group strategic focus areas, the strategy seeks to ensure security of supply, reduce overall GHG emissions and intensity, reduce overall energy and carbon costs, use energy sourcing as a source of competitive advantage, reduce Eskom supply risk and leverage new technological advances. To achieve these strategic objectives, five levers were adopted, namely: • Energy intelligence and active advocacy • Demand-side energy management • Strategic energy sourcing • Decarbonisation • Technology evaluation Energy intelligence and active advocacy To achieve the strategy objectives particularly in the South African context, it is imperative to participate in the broader national energy and carbon narrative and advocate for an enabling electricity supply industry and self-generation amongst the relevant stakeholders. In 2020, we directly contributed to the efforts of the Energy Intensive User Group, the Renewable Energy Sector Engagement Forum and the newly- formed tripartite alliance between the Minerals Council South Africa, the Energy Intensive User Group and the Ferro Alloy Producers’ Association. It is through these associations that we have highlighted the key issues that heavy industry, particularly mining, faces from an energy perspective, and have conveyed these to Eskom, the National Energy Regulator of South Africa (NERSA) and Government. Internally, an energy and decarbonisation position statement was compiled towards the end of 2020. This is in alignment with Sibanye-Stillwater’s broader ESG strategy. The energy and decarbonisation strategy and position statement are aligned to the ISO 50001 Energy Management standard and the United Nations Sustainable Development Goals 7, 9 and 13, but more specifically those targets intended to drive effective energy management and decarbonisation in the Group. Demand-side energy management In 2020, we continued to pursue energy efficiency opportunities at our SA operations in order to minimise the impact on the operational cost base and reduce our carbon emissions. Our demand-side energy management approach focuses on holistic energy management and the elimination of waste. This differs to the traditional approach of pursuing and implementing standalone efficiency projects. Sibanye-Stillwater Integrated Report 2020 251 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

MINIMISING OUR ENVIRONMENTAL IMPACT CONTINUED While the SA gold operations year-on-year electricity consumption remained relatively flat at 3.4TWh owing primarily to the disruptions COVID-19 posed to normal operational activities, they were able to achieve a 2.9% reduction in electricity consumption, equating to 101GWh of electricity, relative to plan, which represented a 105,069 tCO2e reduction in Scope 2 carbon emissions and a cost savings of R154 million. The SA PGM year-on-year consumption decreased 15.4% primarily as a result of the COVID-19 operational interruptions. The operations, however, achieved a 2.2% reduction in electrical energy consumption relative to budget, representing 58GWh of electrical energy and resulted in a 60,201 tCO2e reduction in Scope 2 carbon emissions and a cost savings of R61 million. The energy consumption reductions and savings across both operations were achieved through the ongoing implementation of demand-side energy management interventions, including, but not limited to, improvements in the use of compressed air, pumping, ventilation, winders and refrigeration and the optimisation of our operational footprint. Energy awareness campaigns to promote the elimination of wasted energy were embarked on. Applying innovation through the development of digital twins for particularly energy-intensive sections of the operations materially contributed to the identification, optimisation and achievement of energy productivity improvements. (Refer to Harnessing continuous innovation, page 280 for further information on digital twins.) Demand-side energy strategy, aligned to the ISO 50001 Energy Management Standard, is being developed to improve overall energy and GHG emissions visualisation and management. This will be supported by five-year electrical energy reduction plans for each operation, with digitalisation continuing to form a core lever in obtaining superior energy productivity gains through 2021 and beyond. Strategic energy sourcing A strategic energy sourcing roadmap has been developed to materially offset a portion of our grid-electricity requirements with low-cost, renewable energy in the medium term. The roadmap development scope included a review of the South African electricity supply industry, research of alternative supply and technology options, the development of an energy and GHG emissions forecast over the life of our mines and an assessment of site and electrical infrastructure. Using the insights gained a set of project opportunities and supporting business cases were developed and prioritised. The energy and GHG emission over the life-of-mine model formed the cornerstone of the roadmap as it enabled a clear understanding of our future energy requirements and costs, Scope 1 and 2 carbon footprint and associated carbon tax liabilities and facilitated the creation of Group decarbonisation targets. This modelling was conducted for the SA operations, which in 2020, collectively accounted for 95% of the Group’s carbon footprint. Modelling for the US PGM and DRDGOLD operations will be undertaken in 2021. The following initial set of project activities form part of the roadmap and aim to achieve a 20% renewable penetration by 2030: • Reinitiated development and negotiation of the SA Gold 50MW solar photovoltaic (PV) project, with construction anticipated to commence in 2022 12.51 Total energy consumption by operation (PJ) 9.61 2.09 SA Gold SA PGM US PGM 22.29 Total energy consumption by source (PJ) 1.11 0.83 Electricity Diesel Other • Feasibility studies for prospective 50MW and 85MW solar PV projects for the SA PGM Rustenburg and Marikana operations respectively • A Request for Information to test the market for remote wind power with wheeling through the Eskom network It is anticipated that these projects under consideration will generate electricity cost savings and could further offset approximately 674,000 tCO2 equivalent a year from c.2024. This would represent approximately 10% of our current South African Scope 1 and 2 emissions. The resultant reduction in emissions will also aid in offsetting potential carbon tax liabilities. Decarbonisation As part of the roadmap development, we have set a Group net-zero emissions target to be achieved by 2040. This will be underpinned by our life-of-mine profile, active interventions proposed in the roadmap and further carbon abatement and offset opportunities currently under investigation. In line with the recommendations of the SBTi, both short- and long-term absolute GHG emissions reduction targets will be set, reinforced by operational ‘CO2e per tonne milled’ intensity targets and a supporting decarbonisation plan. Decarbonisation targets have been incorporated into the 2021 Long Term Incentives. The decarbonisation initiatives will be extended across our full value chain in 2021, specifically targeting Scope 3 emission reductions. Sibanye-Stillwater Integrated Report 2020 252 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

0 1 2 3 4 5 6 7 8 2020 2025 2030 2035 2040 Scope 1 and 2 emissions forecast (million tCO 2 e) Emissions forecast range Net-zero emissions 2040 88% of our operational emissions stem from electricity/power Emissions forecast range Technology evaluation Technology is recognised as a key enabler of our energy and decarbonisation strategy. As such, the strategy calls for the investigation, ratification and implementation of technology solutions for operational problems and opportunities. For example, the accelerated deployment of digitalisation to enhance demand side energy management performance (such as digital twins, automated reporting and analysis), battery electric vehicles (BEVs) and commercially viable hydrogen technologies. Refer to the Harnessing continuous innovation section for more information. TOWARDS GREATER SELF-SUFFICIENCY In October 2019, South Africa’s DMRE published the Integrated Resource Plan 2019, an electricity infrastructure development plan based on the least-cost electricity supply and demand balance. It supports a diverse energy mix, including renewables, and sets out nine policy decisions to ensure the security of South Africa’s electricity supply. The ultimate objective of the plan is to reduce the carbon intensity of the national grid by some 50% by 2030. With the assistance of the strategic energy sourcing and decarbonisation roadmap, Sibanye-Stillwater is investigating substituting 20% of the Group’s total electricity requirements with renewable energy by 2030. This will enable the renewable energy mix to counter the prospects of rising electricity costs and the impact of the carbon tax liability in South Africa. It will also ensure greater energy supply security for both the SA operations and materially aid in combatting climate change. Keliber-branded electric vehicle. For more information on our investment in battery metals, refer to pages 56 and 181 Sibanye-Stillwater Integrated Report 2020 253 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

MINIMISING OUR ENVIRONMENTAL IMPACT CONTINUED US PGM OPERATIONS Owing to nuances in Montana’s electricity regulation laws, electricity is procured at our US PGM operations according to two distinct schemes: • The Stillwater mine and Columbus Metallurgical Complex can purchase power on the wholesale market as a ‘choice’ customer. Since July 2018, the Stillwater mine and Columbus Metallurgical Complex have purchased power from a local Native American tribe • As East Boulder is part of a rural electricity cooperative, the operation can only procure power from that local cooperative For many years, the US PGM operations have pursued various on-site initiatives to continuously drive energy efficiency. These have included the reduction of peak-energy demand, the use of soft- starts on all stationary equipment, the introduction of LED lights and battery- powered equipment where feasible, use of variable-frequency drives to control pump motors and the repairing of air and water leaks. The US PGM operations continue to benefit from a solar array that began commercial operation in 2018. This 100kW array produces enough electricity annually to power the equivalent of about 13 residential homes. Electricity consumption (TWh) 2020 2019 2018 SA operations 5.81 5.65 5.28 Gold 1 3.41 1 3.41 1 3.79 Beatrix 0.5 0.49 0.57 Cooke 0.37 0.39 0.43 Driefontein 1.16 1.14 1.38 Kloof 1.36 1.37 1.39 PGMs 2.40 3 2.22 4 1.48 Kroondal 0.26 0.30 0.30 Rustenburg 0.98 1.06 1.18 Marikana 5 1.18 0.85 n/a US operations 0.37 0.35 0.32 Stillwater 2 0.28 0.26 0.24 East Boulder 0.09 0.08 0.08 Group 6.19 5.98 4 5.57 1 Includes Burnstone’s consumption of 0.02TWh 2 Includes the Columbus Metallurgical Complex. With the build-up in production at Stillwater East mine, the increase year-on-year (only stabilising after 2024) is expected 3 Includes Marikana 4 Restated due to totalling errors 5 Marikana operation only acquired from June 2019. In 2020 Marikana operation included with the operational electricity usage of the PMR and Limpopo Energy intensity (GJ/tonne milled) 3 2020 2019 2018 SA operations 0.56 0.53 0.52 Gold 0.93 0.85 0.81 Beatrix 1.03 0.88 0.72 Cooke 0.23 0.33 0.38 Driefontein 2.32 4.60 1.61 Kloof 1.31 0.68 0.73 PGMs 2 0.37 0.34 0.28 Kroondal 0.20 0.17 0.17 Rustenburg 0.36 0.36 0.34 Marikana 0.49 0.51 n/a US operations 4 1.40 1.41 1.34 Stillwater 1 1.41 1.94 1.89 East Boulder 0.72 0.70 0.67 Group 0.60 0.56 0.55 1 Includes the Columbus Metallurgical Complex 2 Includes Marikana operations from 1 June to 31 December 2019 3 The energy intensity factor takes into consideration purchased electricity and direct fuels used, which includes petrol, diesel, aviation fuel, liquid petroleum gas, acetylene, coal, paraffin, propane, natural gas, heavy fuel oil and methane 4 The ore at the US PGM operations is of a higher grade contributing to a higher intensity rate using tonnes milled versus ounces output “We are advocating for the future decarbonisation of electricity supply in South Africa” Sibanye-Stillwater Integrated Report 2020 254 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

AIR QUALITY Atmospheric emissions not only contribute to climate change, but also to other environmental impacts associated with air pollution such as acid rain, poor vegetation growth, poor water and soil qualities as well as related long-term health impacts. The Group recognises that we operate in different jurisdictions that require adherence to various legislative conditions and as such have set strategic objectives to responsibly manage air quality. These strategic objectives are to: • Objective 1: Demonstrate thought leadership in air emissions and quality management practices • Objective 2: Drive business sustainability through continuous improvement and effective governance in air quality management • Objective 3: Utilise enablement and technology to drive effective emissions abatement and a cleaner environment • Objective 4: Drive the continuous management and reduction of risks resulting from air emissions through adequate air emission monitoring and measurement strategies • Objective 5: Maintain a license to operate through proactive stakeholder engagement These strategic objectives are supported by strategic initiatives and detailed action plans. SA OPERATIONS A standardised procedure for air quality management monitoring and reporting has been used by all the SA operations since April 2018. This procedure standardises the approach to dust management, monitoring and reporting. Atmospheric emissions licences (AELs) are in place at all operations where they are required including Beatrix, Burnstone, Cooke, Driefontein, Kloof, and Marikana. Operations have a range of installed technologies to assist with emissions management and abatement, which includes but is not limited to electrostatic precipitators, variable throat scrubbers and sulphur fixation plants. All operations with AELs submit annual reports for licensed activities to DEFF’s National Atmospheric Emissions Inventory System online portal. In addition, the measurement of compliance to all the conditions in each operation’s AEL, where applicable, is determined by conducting annual external audits. The AEL audits for Sibanye-Stillwater’s gold operations were completed in 2020, with an average compliance of 89.8% achieved. This excludes our Marikana operation where there is no requirement to conduct an external compliance audit on its AEL, albeit that an internal audit on the AEL is being planned for 2021. Stakeholder engagement Sibanye-Stillwater actively participates in air quality management forums established in the areas in which we have mining operations. These include, among others, air quality forums in the Highveld Priority Area and the Waterberg-Bojanala Priority Area. Managing sulphur dioxide emissions The reporting of sulphur dioxide has been standardised throughout the Group. Prior to 2019, sulphur dioxide (SO2) emissions for the SA operations were insignificant, being derived by the multiplication of fuels (diesel, petrol, liquid petroleum gas, coal, helicopter fuel and paraffin) with the corresponding emission factors. While SO2 emissions increased considerably with the acquisition of the Marikana operation and particularly its smelter, SO2 emissions remain below our legal compliance limit. In 2015, the smelter commenced with an emissions reduction management plan, to drive the reduction of particulate matter (PM) and SO2 emissions and achieve compliance to the April 2020 minimum emissions standards. This programme was extended in 2020 to improve the overall SO2 capturing and cleaning efficiency from 80% to 90% by 2027 and to 99% by 2030 while maintaining compliance with the AEL. The project will commence in 2021. This will include a pre- feasibility and feasibility study including a benchmark against global emissions standards/legislation. The AEL compliance levels as set for 1 April 2020 have been met by the PGM operations, including the smelter, assay laboratory, base metal refinery (BMR) and precious metals refinery (PMR). Our PGMs clean the air through vehicle exhaust systems which in turn gets recycled at our US recycling facility Sibanye-Stillwater Integrated Report 2020 255 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

MINIMISING OUR ENVIRONMENTAL IMPACT CONTINUED Nitrogen oxide and sulphur dioxide emissions (tonnes and intensity per tonne milled/treated) 2020 Emissions (in gram per tonne milled/treated) 2020 Emissions in tonnes 2019 Emissions (in gram per tonne milled/treated) 2019 Emissions in tonnes 2018 Emissions per tonne milled 2018 Emissions in tonnes Nitrogen oxides (NOx) SA operations 2 15.6 1,152 35.6 1 1,472 21.1 1,119 SA PGM operations 5 27.5 937 45.0 1 1,184 26 662 SA gold operations 5.4 216 19.1 288 17 457 US PGM operations 4 11.5 17 156.6 221 84 112 Group 15.5 1,172 39.6 1,693 42 1,231 Sulphur dioxides 3 (SO2) SA operations 33.0 2,310 45.7 1 1,889 n/a n/a SA PGM operations 5 71.8 2,310 71.8 1 1,889 n/a n/a SA gold operations n/a n/a n/a n/a n/a n/a US PGM operations 2.8 4.13 2.8 4 3 4 Group 32.4 2,314.13 44.2 1 1,893 3 4 1 Marikana operations included from June to 31 December 2019 2 Nitrogen oxide emissions for SA are derived by the multiplication of fuels (diesel, petrol, liquid petroleum gas, coal, helicopter fuel and paraffin) by the corresponding emission factors 3 Sulphur dioxide emissions are from the Marikana PGM smelters and quantified through a combination of stack measurements and mass balance The US PGM operations also include SO2 emissions from the Columbus Metallurgical Complex 4 The ore at the US PGM operations is of a higher grade, contributing to a higher intensity rate using tonnes milled versus ounces output 5 SA PGM operations increased in 2019 due to the acquisition of the Marikana operation in June 2021 Year-on-year, there was a decrease of 30.8% in nitrogen oxide (NOx) emissions at Group level, while there was an increase of 29.2% in SO2 emissions. In terms of NOx, the SA operations have shown a decrease of 21.7% attributable to a reduction of 3.5% in diesel consumption during 2020. The US operations show a decrease of 92.3% in NOx emissions largely due to the decreased in fuel consumption during 2020. In terms of SO2 emissions, the 29.2% increase in Group SO2 emissions can be attributed to an increase of 29.3% in SO2 emissions at the SA PGM operations. The US PGM operations had a marginal increase of 3.5% in SO2 emissions during 2020. This was achieved notwithstanding an increase in production, through a combination of multiple measures such as continuous improvement projects, utilising plant down-times for opportunistic plant maintenance and a dedicated resource overseeing the circuit. Dust Dustfall levels are recorded and compared with the limits stipulated in the dust control regulations and exceedances reported to the authorities. During 2020, our dustfall out levels were maintained at a compliance level of 98% at the gold operations and at a 95% compliance level for the SA PGM operations. Compliance levels are measured in terms of the percentage of dust buckets that meet the compliance limits for residential and industrial sites as stipulated in the National Dust Control Regulations. Dust control and mitigation measures that include canon-spraying, application of chemical dust suppressants, use of netting and planting of tamarisks, remain intact. These dust mitigation measures were augmented with a dust study that was undertaken at the SA PGM operations across ten sites. The study focused on cost-effective mitigation measures over the short, medium and long term for each individual dust source with compliance to the National Dust Control Regulations. A five-year dust management plan highlighting site specific risks and infrastructure gaps was developed as part of the study. Refer to page 224: Health, well-being and occupational hygiene for additional information on dust as an occupational health concern. US PGM OPERATIONS SO2 is captured and treated using a state-of-the-art, dual alkaline, gas/ liquid scrubbing system, which removes approximately 99.8% of SO2 from our smelting operations. At the Metallurgical Complex, we focus on continuous improvement projects to ensure that the amount of SO2 emitted from the operations remains significantly less than state and federal air quality permit limits. These projects include improvements to the automated control systems to enhance process chemistry, installation of a new flocculation system, and designing redundancy into the treatment process, which allows for planned downtime to clean the circuit. During the year, four tonnes of SO2 was released, amounting to 4.8% of our permitted limit. SO2 emissions have not increased with production increases. Monthly discharge rates have been routinely less than 5% of annual permitted levels. Sibanye-Stillwater Integrated Report 2020 256 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

WATER USE MANAGEMENT We seek to proactively reduce our dependence on water resources through water security and water independence strategies. Water scarcity and water quality considerations are incorporated into the Group’s environmental planning processes, from early stage feasibility to post mining and closure, to ensure the sustainability of our operations, host communities and ecosystems. Our strategic objectives are to: • demonstrate thought leadership in water conservation and water demand management (WCWDM) practices • ensure availability of water to support safe and productive operations • minimise the impact of our operations on water resources • drive sustainable mine closure strategies • meaningfully engage stakeholders to promote responsible WCWDM Water availability (including water scarcity) and water quality considerations, are incorporated into the Group’s environmental water conservation and water demand management planning processes at every stage of the mine’s life cycle from feasibility stage, through to closure. Our operations are dependent on water to support safe production (drilling and blasting, milling and processing, cooling of equipment and hydraulic tailings re-mining) as well as for consumption and sanitation purposes. WATER RISK MANAGEMENT Our SA gold operations, SA PGM operations and US PGM operations each have unique and diverse water related challenges and risks. South Africa has a semi-arid climate, which means that the region’s precipitation rate is below the potential rate of evapotranspiration. This implies that water resources are limited and that there is increased risk for higher water stress 1 in areas that have high demand for water. High water stress is especially evident at our SA PGM operations where the Rustenburg, Kroondal and Marikana mines are located. These operations have limited ground- and surface-water sources, sources which are increasingly pressured by growing demand for water in the region as a result of expanding communities. This results in a material risk to the availability of water to these operations that requires proactive management to ensure availability (or security of supply) to our operations. There is also a recognition that recycling, and harvesting is a critical aspect to ensure available use of potable supply by local communities. Prolonged droughts and water scarcity, especially at our SA PGM operations, has been identified as a key climate change-related water risk. Related to this is the risk of water restrictions and water cost increases imposed by municipalities as water becomes more scarce. Mitigation measures include, among others, to implement actions to reduce water reliance from external suppliers and the development and responsible execution of WCWDM plans, based on predictive modelling. (Refer to Driving water independence, page 261). Our SA gold operations operate in geohydrological settings where shafts and other underground mine infrastructure have penetrated deep-level aquifers resulting in our mine workings being exposed to high water ingress. Water-related risks at these operations include regional closure, the management of the surplus water that requires continual pumping to keep underground workings dry and the treatment required to ensure the water quality is compliant when discharged. This excess water does however present an opportunity for the operations to become independent of external water suppliers and further to potentially alleviate the supply challenges experienced at our SA PGM operations. The residual impact and associated liability of water post closure continues to be a risk. Stakeholder aligned regional closure remains the solution. Specialist projects such as construction of wetlands and waste beneficiation also support the eco-system post mine closure when water levels naturally return to pre-mining conditions. Our US PGM operations are located in a net precipitation climate with high water elevations adjacent to headwater streams. These are also medium to high water stress areas and have similar challenges to the SA gold operations in respect of managing the risks associated with the pumping of surplus water, treating the water, and discharging water into a pristine environment. Meaningful stakeholder engagement We participate in various external stakeholder forums including: • Water catchment management forums hosted by the Department of Water and Sanitation • The Rand Water Board hosted water forums • Water working groups hosted by the ICMM with links to the ICMM biodiversity working group At our US PGM operations, the Good Neighbor Agreement (GNA) adaptive management plan (AMP) was finalised and implemented in 2020. The AMP is a stakeholder-driven, independent water monitoring and assurance plan aligning with the goals and objectives of the GNA. The AMP is a tiered-response plan that creates triggers for water-quality reporting and action to levels below state or federal limits and has been developed to adjust as conditions change, knowledge improves, regulatory criteria is modified or as targets change. Monthly AMP monitoring reports are generated by the GNA technical consultants to keep the GNA stakeholders up to date on important water management and water quality KPIs. 1 The BETA Aqueduct Water Risk Atlas presents five categories of water stress, where less than 10% is defined as low water stress, 10 to 20% is defined as low to medium water stress, 20% to 40% medium to high water stress, 40% to 80% defined as high water stress and larger than 80% extremely high stress. As per Aqueduct Water Risk Atlas, baseline water stress measures the ratio of total water withdrawals from available renewable surface and groundwater supplies. Water withdrawals include domestic, industrial, irrigation, and livestock consumptive and non-consumptive uses. Available renewable water supplies include the impact of upstream consumptive water users and large dams on downstream water availability. Higher values indicate more competition among users. Sibanye-Stillwater Integrated Report 2020 257 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

MINIMISING OUR ENVIRONMENTAL IMPACT CONTINUED Group water use summary 2020 2019 2018 Group US opera- tions Group SA operations Group US opera- tions Group SA operations Group US opera- tions SA operations Total PGMs Total PGMs Gold Total PGMs Total PGMs 7 Gold Total PGMs PGMs Gold Total water withdrawn 1 (ML) 125,221 3,458 121,762 23,297 98,465 123,925 3,590 120,335 19,486 100,849 124,796 4,073 14,944 105,779 Water discharged 2 (ML) 77,147 3,517 73,630 246 73,384 75,299 4,029 71,270 152 71,118 70,791 3,580 0 67,211 Water used 3 (ML) 48,501 369 48,132 23,051 25,082 50,014 949 49,065 19,334 29,731 54,725 1,213 14,944 38,568 Total water purchased 4 (ML) 22,640 140 22,500 14,934 7,566 21,941 147 21,794 13,059 8,735 20,278 120.66 9,029 11,128 Water purchased from water services authorities (%) 47 38 47 65 30 44 16 44 68 29 37 10 60 29 Volumes treated 5 (Mt) 41.86 1.75 40.11 25.51 14.60 42.88 1.51 41.37 26.30 15.08 41.37 3.5 20.57 17.30 Intensity (kL/tonne treated) 1.16 0.21 1.2 0.9 1.71 1.17 0.63 1.19 0.74 1.97 1.32 6 0.35 0.73 2.23 1 Total water withdrawn: water abstracted from ground- and surface-water sources and total purchased 2 Water discharged into environment at licensed discharge points (see incident management on page 266) 3 Water used: for SA operations total withdrawn minus water discharged; for US operations water added to concentrator plus potable water purchased 4 Total water purchased: potable water purchased and wastewater purchased at the Rustenburg operation 5 Volumes treated: dry tonnes processed in Sibanye-Stillwater metallurgical plants and concentrators 6 Intensity: water used/tonne (volume) treated. For 2018, the intensity levels for the US operations were calculated using water tonnes treated, not mining tonnes treated 7 Marikana from June to December 2019 included The increase in total water withdrawn is largely attributed to the heavily purchased water reliant Marikana operations, that were integrated from June 2019. It is for this reason that there was also an increase in the percentage of water purchased in 2020. However, our drive to become less dependent on external suppliers is evident from the significant reduction in purchased water at our gold operations, which was achieved through a significant reduction in water wastage. There are various water recycling streams and sub streams at our operations to retain polluted water and re-use water. To define the boundaries of water being recycled and to derive at an industry sensible metric to report on we have commenced with a project to evaluate our water balances, including predictive modelling. As part of this project, a water recycling definition will be developed as well as a sensible metric to disclose our water recycling percentage and volume. Sibanye-Stillwater Integrated Report 2020 258 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Water use in the context of quality 2020 Group US operations SA PGM operations SA gold operations Source/ destination Water with- drawal Water discharge Water used Water with- drawal Water discharge Water used Water with- drawal Water discharge Water used Water with- drawal Water discharge Water used Ground water Fresh water 1 80,400 3,517 10,428 3,318 3,517 369 1,378 1,378 75,704 8,682 Other water 2 22,112 15,750 6,916 6,916 15,195 8,834 Total 102,512 3,517 26,179 3,318 3,517 369 8,294 8,294 90,899 17,517 Purchased water Fresh water 22,640 22,253 140 4 14,934 14,687 7,566 7,566 Other water Total 22,640 22,253 140 14,934 14,687 7,566 7,566 Surface water Fresh water 69 67,269 69 69 246 69 67,022 Other water 6,361 6,361 Total 69 73,630 69 69 246 69 73,384 Total 125,221 77,147 48,501 3,458 3,517 369 23,297 246 23,057 98,465 73,384 25,082 Volumes treated (Mt) 3 41.86 1.75 25.51 14.60 Total fresh water used 32,751 369 16,134 16,248 Fresh water used per (kl)/ton processed 0.78 0.21 0.63 1.11 1 Fresh water is water with a general total dissolved solids content of 1,000 mg/l or less) 2 Other water is water with a general total dissolved solids content of more than 1,000 mg/l) 3 Volumes treated: dry tonnes processed in Sibanye-Stillwater metallurgical plants and concentrators 4 Includes waste water purchased at the Rustenburg operation Water monitoring at one of the SA operation’s water plants Sibanye-Stillwater Integrated Report 2020 259 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

MINIMISING OUR ENVIRONMENTAL IMPACT CONTINUED The table blow represents the proportionate volumes of water we withdraw, use and discharge according to water stress categories. 2020 Water stress Group US operations SA PGM operations SA gold operations Source/ destination Water stress area Water with- drawal Water discharge Water used Water with- drawal Water discharge Water used Water with- drawal Water discharge Water used Water with- drawal Water discharge Water used Ground water Extremely high High 91,110 18,726 8,294 8,294 82,816 10,432 Medium to high 3,318 3,517 229 3,318 3,517 229 Low to medium Low 8,084 8,084 8,084 8,084 Total 102,512 3,517 27,038 3,355 3,517 229 8,294 8,294 90,899 18,515 Purchased water Extremely high High 20,321 20,075 114,934 14,687 5,387 5,387 Medium to high 140 140 140 140 Low to medium Low 2,179 1,179 2,179 1,179 Total 22,640 21,394 140 140 114,934 14,687 7,566 6,567 Surface water Extremely high High 69 46,701 69 69 246 69 46,455 Medium to high Low to medium 25,930 25,930 Low 999 999 Total 69 73,630 69 69 246 69 73,384 Total 125,221 77,147 48,501 3,458 3,517 369 23,051 246 23,051 98,465 73,384 25,082 1 Includes waste water purchased at the Rustenburg operation Water treatment at our US PGM operations Sibanye-Stillwater Integrated Report 2020 260 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

SA OPERATIONS Driving water independence In 2020, 47% of our total water usage at the SA operations was sourced from municipal and water boards (e.g. Rand Water Board, Sedibeng Water Board). This included grey water purchased from Rustenburg Water Services Trust comprising 5% of the total usage at the SA operations. To reduce our dependence on these suppliers we have embarked on a strategy to drive and improve water independence and water security across the SA operations. The respective water security and independence strategies aim to reduce our impact on water resources without compromising water sources that have biodiversity value or are in sensitive areas. Independence from municipal water sources also means that there is more water available for our doorstep communities. SA gold operations Our SA gold operations used 60% of the total 25,081Ml in 2020 for industrial purposes and 40% for domestic purposes. With the available excess ground water ingress, the opportunity to reduce the dependence at our gold operations remains significant. Three main projects pursued in 2020: • A borehole to supply the Cooke Plant was completed in the first quarter of the year rendering the gold plant totally independent from external municipal suppliers • An extension to Driefontein’s water treatment facility is underway. The 5Ml treatment extension will see Driefontein almost completely independent from municipal water supply by Q4 2021 • The Kloof water treatment plant, which forms part of Phase 1 of the operation’s independence drive, will reduce the reliance of the Kloof operations on Rand Water Board by approximately 33% in Q1 2021 SA PGM operations Our SA PGM operations used 76% of the total 23,051 Ml used in 2020 for industrial purposes and the remaining 24% for domestic purposes. Rand Water Board (RWB), a supplier of potable water to the PGM operations, is under severe pressure due to constrained supply to the Rustenburg region and the increasing pressure on the Integrated Vaal River System, the primary source of RWB’s water. As a result, restrictions of 20% were imposed on all consumers, including our PGM operations during much of the year under review. To improve water supply security and to reduce our water use, we pursued a number of initiatives in 2020: • Boreholes were installed to support the Kroondal operation under emergency conditions • Alternative groundwater sources and the optimisation of water recovery from tailings storage facilities through scavenger wells are under investigation to ensure security of supply at the Marikana operation • The integration of Marikana with the Kroondal-Rustenburg footprint has further presented opportunities to balance water requirements across the footprint more specifically with the infrastructure installation to transfer excess available water from Marikana to the Kroondal and Rustenburg operations. This flexibility significantly improves the security of water supply to the PGM operations These initiatives support our alignment with SDG 6.4 “to substantially increase water-use efficiency across all sectors and ensure sustainable withdrawals and supply of freshwater to address water scarcity and substantially reduce the number of people suffering from water scarcity.” Reducing water loss Responsible use and management of water extends to our efforts to reduce leakage and wastage. Through the implementation of effective monitoring regimes, such as the Zednet automated monitoring system, installed at all our SA operations, we have determined that a substantial portion of our costly potable water supply is lost though leakages. This has in turn enabled us to implement focused remedial measures with pinpoint accuracy. In 2020, the SA operations spent R289 million (2019: R320 million 1) on the purchase of potable water. Our reliance on purchased potable water at our SA gold operations reduced by 1,168Ml (13%) year-on-year (2020: 7,567Ml; 2019: 8,735Ml) against a target reduction of 7.5% for 2020 and 1,488 Ml (11%) at our SA PGM operations against a target reduction of 3% for 2020 1 (2020:12,372Ml; 2019:13,860Ml). Potable water purchased (Ml) 2020 2019 2018 Gold operations Beatrix 2,179 2,331 2,863 Cooke 1,008 1,546 1,790 Driefontein 343 452 1,603 Kloof 4,037 4,406 4,872 Gold – total 7,567 8,735 11,128 PGM operations Kroondal 1,503 1,853 1,917 Rustenburg 3,591 3,896 4,557 Marikana 1 7,278 8,111 n/a PGM – total 12,372 13,860 6,474 SA operations 19,939 22,595 17,602 US operations 140 147 121 Group total 20,079 22,742 17,723 1 Includes Marikana for the full year of 2019 and not since June’s acquisition date Sibanye-Stillwater Integrated Report 2020 261 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

MINIMISING OUR ENVIRONMENTAL IMPACT CONTINUED Responsible water use management South African legislation, primarily through the National Water Act and supported by the National Environmental Management Act, requires the management and protection of the water resource for all users. As part of legislation, incidents of non- compliance in the management of water resources, particularly to non-compliance in respect of discharge qualities, are required to be reported. Our water quality non-conformance procedure applies to all discharges into the environment and therefore has largely been applicable to the gold operations given that the SA PGM operations are zero effluent/ discharge operations. Under this procedure, we examine our water quality compliance monthly in the downstream environment in terms of various limits, most of which are more stringent than official water use licence limits. Minimise negative impact Water quality compliance is measured against the relevant licenced limits assigned for each discharge to the receiving environment. The compliance percentages reflected are only when discharges to the receiving environment are made and do not include where the discharges are re-circulated for other uses as is the case for all SA PGM operations except for the waste water treatment works at Marikana, which discharges excellent water quality when there is no demand for re-use. Through the adherence to our stringent limits as set in the Water Use Licence conditions, we are contributing to SDG 6.3: “by improving water quality by reducing pollution, eliminating dumping and minimizing release of hazardous chemicals and materials, halving the proportion of untreated wastewater and substantially increasing recycling and safe reuse globally.” For the US PGM operations, water quality compliance is measured against Montana Pollutant Discharge Elimination System (MPDES) permits that are assigned to each operation for discharge to ground water that is hydrologically connected to the rivers adjacent to each mine site. Water discharged through MPDES permits is primarily surplus mine water not used for mining and milling operations. This surplus water is treated for nitrate-nitrogen and ammonia through state-of-the-art moving bed bioreactors that convert harmful concentrations of soluble nitrogen to nitrogen gas. A compliance summary of each discharge compared to legal limits in 2020 is provided below: Operation Compliance (%) to WUL limits Comment 1 2020 2019 BEATRIX Treated effluent 80 91 Compliance declined to moderate due to the receipt of new WUL conditions, more stringent than the design criteria of the treatment plants. The impact on the receiving watercourse has not increased from previous years. Actions: Amendment application submitted and continuous monitoring, review and improvement of process control to ensure continuous improvement. Exceedances: Largely attributed to salts, minor and infrequent E.coli exceedances. Impacts: Currently expected to decrease instream salinity due to other catchment influences increasing salt loads instream. BURNSTONE 92 89 Good compliance was achieved in 2020. Actions: Amendment submitted. Exceedances: Primarily related to fluoride. Impacts: No impacts expected as the licence limit for fluoride is very stringent and the concentrations observed in the discharge remain below water user requirement limits. Sibanye-Stillwater Integrated Report 2020 262 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Operation Compliance (%) to WUL limits Comment 1 2020 2019 DRIEFONTEIN Underground water 97 98 Compliance remained excellent, with negligible variation. DRIEFONTEIN Treated effluent 89 90 Good compliance was achieved in 2020 with a negligible reduction from 2019. Actions: Continuous monitoring, review and improvement of process control to ensure continuous improvement. Exceedances: Negligible salt and infrequent minor metal exceedances. Impacts: Provides dilution for the instream qualities in terms of nutrients and manganese, as impacted by upstream water users. EZULWINI Underground water 64 66 The amendment to erroneous WUL limits remains outstanding from the regulator. Sibanye-Stillwater assigned water quality limits to protect downstream water user requirements (including ecological, agricultural and recreational uses as based on national and international guidelines) These limits address not only the parameters identified in the WUL but also other critical parameters. When these are applied to the 2020 dataset a 94% compliance is achieved. Actions: pH adjustment processes were implemented in 2020. Exceedances: Salt and iron exceedances. Impacts: Limited to the Peter Wright Dam, which acts as a settling and mixing facility, thus quality impacts are not significant downstream of the dam outlet and excellent compliance is shown after the outlet. KLOOF Combined underground and treated effluent 91 95 The mine water and combined mine and treated sewage water discharges continue to show excellent compliance. Silting of dams and reduction in functionality has resulted in the slight decline. Actions: A project to improve the functionality of the dam will be executed in 2021. Exceedances: Related to iron and nickel primarily. Impacts: Exceedances remain below acute effect values, though infrequent exceedances have been noted in terms of nickel. KLOOF Treated effluent 84 79 Moderate compliance was shown in 2020. Enhanced operational control facilitated the improvement. Actions: Amendment application submitted and continuous monitoring, review and improvement of process control to ensure continuous improvement. Exceedances: Primarily nutrient exceedances, but typically below the general limit. Impacts: Some eutrophication may be expected but typically has not been noted as a concern, hence the application to elevate the assigned limits to more realistic limits. Sibanye-Stillwater Integrated Report 2020 263 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

MINIMISING OUR ENVIRONMENTAL IMPACT CONTINUED Operation Compliance (%) to WUL limits Comment 1 2020 2019 COOKE Underground water 51 52 Compliance remains poor with an initial reduction in compliance due to the reduced pH to protect essential water pumping infrastructure. Resource quality objective (RQO) limits protective of downstream water users, including the environment, have been assigned. The application of these limits sees water quality improving to 77% for 2020. Actions: Increased management interventions including continuous pH monitoring and more stringent pH control set-points. Improved treatment system will be installed in 2021 on surface to allow for improved pH and suspended solids management. Exceedances: Salts and metal exceedances, metals usually remain below chronic and acute effect values. Impacts: Dilution of upstream inputs from other water users in terms of nutrients and manganese. Due to limited sensitivity of aquatic organisms in this reach of the catchment, impacts are expected to be primarily associated with sediment enrichment and occasional short- term toxic impacts, though these are largely mitigated by dilution. MARIKANA Treated effluent 88 100 The water is not discharged for the majority of the year as it is re-used. However, when discharge occurred moderate compliance was shown. Three discharges occurred with two being 100% compliant, the other event showed very high salt and ammonium exceedances, the results were incongruous with influent results and thus may be unrepresentative. Improved control of the water quality results review will be executed in 2021. STILLWATER MINE Treated effluent 100 100 Mine water is treated through moving-bed bioreactors to remove nitrogen and ammonia then discharged to ground water via percolation ponds. The WUL under which the US PGM operations discharge their treated effluent is called a Montana Pollutant Discharge Elimination System (MPDES) permit. EAST BOULDER MINE Treated effluent 100 100 Mine water is treated through moving-bed bioreactors to remove nitrogen and ammonia then discharged to ground water via percolation ponds. 1 Compliance classes are defined as follows: Excellent >95%; Very good >90% but <95%; Moderate >80% but less <90% and poor <80%. These classes define descriptive categories used throughout the report regarding water quality to inform management and provide alignment to national standards Sibanye-Stillwater Integrated Report 2020 264 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

During 2020, Sibanye-Stillwater discharged 77,147Ml of water into our various catchments under our WUL conditions with frequent reporting to the DWS. Understanding the volumes of salts, metals and nutrients discharged from each stream will inform remediation strategies. National and international science-based limits per critical parameter have been set to guide interpretation of average annual concentrations. From the detailed analyses the following can be noted: • Treated sewage discharges: Treated waste water is rarely discharged to the receiving environment. Metal concentrations and loads are negligible with the salt loads as based on total dissolved solids indicating inputs of saline water sources for Karee, Driefontein and Beatrix waste water treatment works. Nutrient levels are elevated as compared to other discharges and instream qualities and are continuously managed and improved upon through ongoing monitoring, review and improved operational control and maintenance activities. • Mine Water Discharges: Salt concentrations and loads for mining discharges are on average high. Metal loads vary according to the signature of the water abstracted. Iron and manganese feature prominently when abstracted from dolomitic areas. The regional closure solution, allowing for the natural rewatering of these mining voids will ultimately reduce the contribution of salts and metals to the receiving fresh water systems. Sibanye-Stillwater aims to assist in improving national monitoring initiatives, through the quantification of salt loads relative to background upstream instream loads within the fresh water environment. The proposed catchment balances and data gathering is complex given the lack of flow monitoring as a national standard in South Africa. Waste water treatment works Sibanye-Stillwater has a number of waste water treatment works operating within the SA operations. To improve the sewage treatment processes at the SA gold operations, installation of flow-adjusted automated chlorine dosing stations have been implemented to reduce exceedances in terms of bacteriological and free chlorine constituents as well as continuous monitoring to inform maintenance and improvement treatment requirements. US PGM OPERATIONS Our US PGM operations used 90% of the total 369Ml used in 2020 for industrial purposes and 10% for domestic purposes. Given that the US PGM operations are situated adjacent to headwater mountain streams that have their source in the federally protected Absaroka-Beartooth Wilderness Area, water management is of crucial importance not just from an environmental compliance perspective but from that of honouring the downstream local communities that rely on the water in our rivers for farming, ranching, tourism and recreation industries, drinking water, and general livelihood. The most critical component of the water management process is the quality of water when discharged. All discharged water is treated to state and federal aquatic standards, which are more stringent than drinking water standards, and no water, even when treated, is discharged directly to surface water. Instead, all discharged water is released to either percolation ponds, land application disposal systems, or deep injection wells. The primary water quality concern is nitrogen that is introduced by blasting agents and dissolved in the ground water flowing through the mines. During 2020, both the East Boulder and Stillwater mines initiated capital projects to expand the technology used in the existing biological treatment systems to include microfiltration of the effluent streams that will increase treatment efficiencies from between 10% and 30%. Veolia disc filter systems were installed at both mines near the end of 2020. These systems filter the fine-grained total nitrogen and bacteria particles in the effluent streams and recycle those particles to the tailings storage facilities where the nitrogen-loving bacteria can further consume the excess nitrogen. Commissioning of the disc filter systems will occur in early 2021. Another important aspect of water management in the US is the long-range planning for increased water flows as the underground mines expand. Long- term planning for increased water management capacity is crucial to the uninterrupted successful operation of the underground mines. Following in the footsteps of the Stillwater mine, during 2020 East Boulder embarked on a multi- year capital project to expand the flow and treatment capacity of the existing biological treatment system by replacing a fixed bed bioreactor with moving bed bioreactors (MBBR). Due to superior surface area, the media used in an MBBR affords approximately ten times the treatment capacity in the same footprint. The East Boulder mine completed the infrastructure to carry treated water to the Boe Ranch deep injection well for disposal. The Boe Ranch injection well provides a secondary disposal alternative that more than doubles the capacity to discharge treated water from the mine. Alternatives employed for discharge to ground water include percolation, land application disposal through agricultural pivot irrigation and disposal to deep well injection. Limiting the ground water inflows encountered in the underground mines is an important aspect of water management at the US PGM operations. This not only reduces the volume of water requiring treatment in our biologic water treatment facilities, it also decreases the volume of water that is discharged. To limit inflows in footwall laterals, an aggressive grouting programme was continued to ensure that fault and fracture water producing zones were maintained with chemical or cement grouting. In addition to efforts to manage and treat water, the US PGM operations also entered into an adaptive management plan (AMP) as part of its GNA in 2020. This plan outlies a staged response to water quality parameters with certain criteria triggering various responses that are more stringent than requirements under state and federal law. Sibanye-Stillwater Integrated Report 2020 265 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

MINIMISING OUR ENVIRONMENTAL IMPACT CONTINUED The AMP will be adjusted as conditions change, knowledge improves, regulatory criteria are modified or as targets change. Mitigation activities will be triggered even when levels of water contaminants are well below state and federal trigger limits. It provides a proactive method for detecting potentially impacted areas much earlier than under state and federal law. INCIDENT MANAGEMENT Sibanye-Stillwater’s group environmental procedure for incident and non- conformance classification and reporting requires that all incidents are reported, investigated, classified and managed according to their potential risk and impact on the surrounding environment and on doorstep communities. Root-cause analyses inform appropriate action plans to mitigate potential impacts and prevent a recurrence of the incident. All incidents are classified, evaluated and reported internally on a monthly basis and externally to the regulators when required. While we consider all environmental incidents as serious, we only disclose all level 3 (short-term impact), level 4 (medium-term impact) and level 5 (long- term impact) environmental incidents to the relevant competent environmental authority/regulator. Our target remains the achievement of zero environmental incidents. In 2020, no level 4 or 5 incidents were recorded. One level 3 incident was recorded at the US PGM operations, two level 3 incidents were recorded at the SA PGM operations, and two level 3 incidents were reported for the SA gold operations. For more information, please refer to the Level 3 environmental incidents fact sheet for more information: https://www.sibanyestillwater.com/ newsinvestors/reports/annual RESOURCE UTILISATION MATERIALS CONSUMPTION 2020 2019 2018 Group US operations SA operations Group US operations SA operations Group US operations SA operations Total PGMs PGMs Gold Total PGMs 1 PGMs Gold Total PGMs PGMs Gold Timber (t) 71,338 256 19,680 51,402 67,951 505 20,764 46,682 85,564 146 14,193 71,225 Cyanide (t) 2 2,244 N/A N/A 2,244 2,509 NA NA 2,509 3,450 NA NA 3,450 Explosives (t) 24,536 4,410 17,554 2,572 34,813 4,409 27,999 2,738 30,437 4,331 21,920 4,186 Hydrochloric acid (t) 3,726 5 0 3,721 5,472 1 876 4,595 5,148 1 0 5,147 Caustic soda (t) 5,261 2,903 0 2,358 3,242 128 749 2,365 2,632 0 0 2,384 Lime (t) 69,241 7,137 0 62,104 73,356 6,777 7,978 58,601 50,278 0 0 50,278 Cement (t) 29,468 15,462 7,746 6,260 50,719 17,880 26,793 6,046 19,809 3,454 8,294 8,062 Diesel (kL) 3 29,581 10,141 16,345 3,053 29,846 9,696 17,384 2,767 26,903 8,766 12,635 5,502 Lubricating and hydraulic oil (kL) 6,068 656 4,317 1,095 8,778 568 7,135 1,074 8,730 447 6,817 1,466 Grease (t) 121 22 13 86 220 23 106 91 154 15 17 122 1 Includes Marikana for seven months from June to December 2019 2 Based on the 2020 Carbon inventory 3 Of the diesel consumption 649,323 liters or 15,428GJ was in the form of renewable biodiesel. A dormant tailings storage facility near the Beatrix shaft at the SA gold operations Sibanye-Stillwater Integrated Report 2020 266 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Most of the categories of materials consumed in 2020, as depicted in the table on page 266, show a marked net decrease in consumption levels. These include net decreases for cyanide at our gold operations (11%), explosives (30%), hydrochloric acid (32%), lime (6%), cement (42%), lubricating oil (31%), grease (45%) and diesel (0.99%) as well. The above are key indicators of mining activity, so the decreases can be attributed to a reduction in mining activity across all operations in the second quarter as a result of the global COVID-19 pandemic and the lockdown in South Africa. The 5% year-on-year net increase in the use of timber at our mining operations, is largely attributable to our SA gold operations where timber usage has increased by 10% from 46.7 kilotonnes in 2019 to 51.4 kilotonnes in 2020. This increase owes to a combination of more development and production ramp-up during 2020. Both the SA PGM and the US PGM operations have shown decreases in timber usage in 2020. In terms of the use of diesel: the SA gold and US PGM operations show an increase of 10.3% and 4.6% respectively, for the year, while the SA PGM operations had a 6% decrease in diesel consumption. For the SA operations, this is attributed largely to the uninterrupted surface operations during the lockdown period, the increase in diesel consumption during the latter part of the year to ramp-up production to pre-lockdown levels, as well as the operation of emergency diesel generators during periods of load-curtailment on the national electricity grid. The increase in diesel consumption at our US PGM operations (4.6%) is attributable to an increase in production in the second half of 2020 and key production projects such as the “Fill-the-Mill” project at the East Boulder mine. WASTE MANAGEMENT Our vision for mineral and non-mineral waste management is to ensure that Sibanye-Stillwater is fully compliant with legislation, transparent in reporting, and innovative, efficient and effective in respect of our waste management practices. We will entrench into business the principles of a circular economy and the waste hierarchy for all waste streams, which is also supportive of our zero-waste- to-landfill journey promoting sustainable post-mining economies. A key objective of environment management is the sound management of chemicals and all wastes and, more importantly, the minimisation of the amount of waste that is sent to landfill. Sibanye-Stillwater aims to be responsible in terms of waste management through the implementation of existing waste management procedures, practices and programmes. A Waste Position Statement was developed in 2020 and ratified in early 2021. Some of the strategic objectives on waste and waste management as contained in the statement include to: • demonstrate thought leadership in waste management practices • support best practise waste management through governance processes, planning and sustainable implementation • drive waste minimisation initiatives to achieve our zero-waste-to-landfill for non-mineral related waste and creating value-driven opportunities • reduce the environmental impact of mineral waste while simultaneously limiting our associated risk exposure and supporting sustainable post-mining economies • lead performance management and reporting on waste management targets and initiatives • drive successes in waste management through informed and knowledgeable employees, service providers and communities SA OPERATIONS Non-mineral wastes (general and hazardous waste) In 2020, effort was placed on understanding our waste generation, management processes, minimisation initiatives and disposal considerations across the South African footprint, and to align these to legal requirements and applicable best practices. Understanding our waste holistically will drive compliance, facilitate innovation, and reduce waste- related risk. Our ultimate aim is to reach zero-waste-to-landfill in the longer term. It is in this context that we are aligning our strategic intent to minimise the generation and deposition of waste. To meet our zero-waste-to landfill goal, we have commenced with the implementation of a number of waste minimisation initiatives: • A pilot project at our smelter operations to convert the calcium sulphite waste stream into gypsum via a treatment oxidation process. The roll out of the full-scale project in 2022, will see the conversion of over 4,000t/month of hazardous waste to a usable product for the construction and building industry, with off-take agreements being investigated. This is part of a long-standing endeavor by the smelter to reduce and divert this waste from landfill. This will also reduce landfill airspace utilisation dramatically and aid in the longevity of current valuable hazardous landfill airspace • With the introduction of technology advancements towards the end of 2019, reduction of between 10-15% of quantity and the lowering of salt levels of this waste to landfill was achieved • Complete diversion of the acidic and alkaline liquid waste streams at the Precious Metals Refinery (PMR) through recovery and treatment technologies. As a result, we have diverted, on average, 2,200t/month of hazardous waste from landfill • To segregate, recycle and reuse large quantities of our industrial and hazardous waste streams at our operations, as well as smaller portions of our general domestic waste stream. At the moment approximately 44% of general waste is recycled or reused at the SA operations • The tyres we purchase contain 15% reused fill material, which increases the demand for reusable fill material The outcome of these and other new initiatives to be investigated and implemented from 2021 onwards, would bring the Group closer to contributing to SDG 12.5: “By 2030, substantially reduce waste generation through prevention, Sibanye-Stillwater Integrated Report 2020 267 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

MINIMISING OUR ENVIRONMENTAL IMPACT CONTINUED reduction, recycling and reuse”. We have identified a number of waste streams for which some research has commenced to integrate the waste circular economy back into operations, where different waste is considered for operational requirements in neutralisation, cyanide destruction, infill, structural support, energy alternatives, and soil enhancement. This year we saw the active consideration of diverting waste streams from landfill, generated by the footprint reduction and rehabilitation practices on site, which included the crushing of building rubble, and alternative considerations for asphalt waste, and wood waste. This has culminated in the development of defined waste management processes and the compilation of a waste closure protocol to be implemented in 2021. In 2020, the creation of an internal waste data capturing system to all the SA operations was pursued, to ensure uniformity of waste data collection across the operations and to record waste information on type and quantity of waste recovery, its reuse, recycling, treatment and disposal at each operation. This has coincided with the development and update of waste inventories. This information will be used as a basis to understand the life-cycle of our waste streams and will be used to inform the development of a waste disposal to landfill diversion target. Waste procedures at the operations was also given a comprehensive overhaul and a uniform colour coding system was included for different waste streams to enhance the segregation and collection processes, for further reuse and recycling opportunities. To address the consequence of the COVID-19 pandemic from a waste generation and waste management perspective, a comprehensive standard operating procedure (SOP) was developed for the Group, where both potentially contaminated disposable COVID-19 PPE waste, generated at high risk and low risk areas, was adequately addressed in terms of management, containment, extended storage, collection and disposal. The PGM operations commenced with a consolidated waste tender process to improve waste service delivery, where waste minimisation initiatives for both general and hazardous wastes have been taken into account. We obtained approval from the Department of Water and Sanitation (DWS) and the North West Department of Economic Development, Environment, Conservation and Tourism (DEDECT) on the extension constructed at the Mooinooi Landfill site located at our Marikana operation. Over R20 million was spent on the first phase of the extension, ensuring an additional 15 years of airspace for the operations and the surrounding communities. A sewage sludge treatment project was undertaken at the SA gold operations in 2019 and was planned to produce the first batch of in-vessel composted material in 2020. The project was delayed primarily due to the restrictions placed on project execution by COVID-19. Mineral waste Sibanye-Stillwater’s mineral waste is characterised as waste rock (underground), tailings, slag, dense medium separation (DMS) material and overburden (opencast), all of which often still contain trace amounts of minerals and metals. Moreover, effective mineral waste management reduces the aesthetic and land use challenges of mining, particularly during closure. The Group has developed a Tailings Management System that includes standards which stipulate the responsible management of tailings storage facilities (TSF). The standards specify the managerial responsibility for tailings management and the maintenance and surveillance requirements of TSFs. Mandatory Code of Practices guide the operations on how to manage TSFs. Tailings specialists are undertaking monthly monitoring to verify the integrity, stability and functionality of the TSFs. Specialist engineers conduct quarterly inspections to monitor compliance with regulations. An Independent Tailings Review Board (ITRB) was established and will undertake a review of the Group Tailings Management System and selected TSFs during 2021. Emergency response plans are in place for each TSF and stakeholder communication in that regard are incorporated in the Code of Practices. However alignment to the global industry standard on tailings management is underway. There are several tailings and waste rock reclamation initiatives ongoing across the SA operations which have a number of benefits including reducing the residue footprint, reducing toxicity of the residue (including acid mine drainage or acid rock drainage potential) and beneficiating our PGMs, chrome and gold. These hydraulically- or mechanically- reclaimed tailings and waste rock dumps are treated through the various metallurgical plants (gold plants and concentrators) for the recovery of gold, chrome and PGMs, and re-deposited on other tailings storage facilities or in pits. The total tonnages retreated at the SA gold and SA PGM operations are reflected in the table on page 269. Alternative reuse applications are considered for those tailings deposits that do not qualify for recovery processes. We have identified potential applications for reuse of tailings material, which will be investigated in 2021 together with strategies focusing on mineral waste avoidance and alternatives to residue deposition. Many of the waste rock dumps at our shafts across the SA operations are reused as part of our concurrent rehabilitation initiatives. This is also true for our dense medium separation (DMS) stockpiles at the Kroondal operations. Waste rock and DMS in these instances is crushed, if required, and screened to a suitable size fraction and used as aggregate for road construction purposes, backfilling, as railway ballast for support and for construction of large dams at the operations. Sibanye-Stillwater’s efforts in the area of waste rock re-processing and retreatment of surface tailings have been given substantial impetus through the acquisition of a 50.1% shareholding in DRDGOLD. For more information, please refer to the Tailings Management fact sheet. Sibanye-Stillwater Integrated Report 2020 268 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Non-mineral wastes (general and hazardous waste) Non-mineral waste is classified into hazardous and non-hazardous general waste. In terms of non-hazardous waste, our strategic intent is to reduce the generation of waste, while engaging in research into long-term viable options with the aim of achieving zero-waste-to- landfill by 2030. We ensure responsible storage, collection, reuse, recovery, treatment and disposal of general and hazardous waste. The National Environmental Management Waste Management Act: National Information Regulations requires that hazardous waste generators and landfill owners are registered with the national (South African) and regional (Gauteng) waste information systems. Our operations, where required, are registered as per the regulations. The regulations highlight the importance of accurate waste information and waste record-keeping, as is the case for the landfills we operate. Summary of waste streams 2020 Material (tonnes) Total US PGM SA PGMs SA gold General waste to landfill 28,027.1 2,673 8,634.5 16,719.6 Hazardous waste to landfill 48,918.2 101 48,758.8 58.4 General and hazardous waste incinerated 10,507.0 5 917.6 9,584.4 General waste recycled, reused and refurbished 20,372.9 357 12,692.4 7,323.5 Hazardous waste recycled, reused and treated 39,124.1 0 38,594.3 529.8 Material (Mega tonnes) Tailings storage facility deposition (Mt) 37.82 0.63 22.59 14.60 Tailings deposition into pits (Mt) 0.14 0 0 0.141 Waste Rock/DMS deposition (Mt) 4.23 1.34 2.89 0 Total mineral waste 42.19 1.97 25.48 14.74 Retreated mineral waste from waste rock 6.07 0 0 6.07 Retreated mineral waste from tailings dams 21.32 0 16.99 4.33 US PGM OPERATIONS Sibanye-Stillwater is a global leader in recycling of spent auto catalysts recycling 840,170oz of 3E in 2020. This secondary production of PGMs: • recycles six times less CO2e • uses 63 times less water • generates 90 times less rock waste than primary PGM production Hazardous and non-hazardous waste generation rates at the US PGM operations were similar to previous years. Mineral waste 2020 was an important year for permitting of new and expanded TSFs in the US. In November, the East Boulder mine completed a three-year permitting process and received final approval for the Stage 6 TSF expansion. This is expected to increase the site capacity to store process tailings through to 2029. Sibanye-Stillwater also embarked on the process of permitting two new TSFs for its US operations. In designing these TSFs, the Group has not only used international best practice and aligned with the Global Industry Standard on Tailings Management, but embarked on extensive engagement with stakeholders, consultants and regulators. A new aspect of collaboration on these TSF designs is the securing of an independent technical review board who have been commissioned to provide an independent expert review of the engineering designs and will continue to provide expert reviews during construction and operation of the facilities. The environmental impact review process for the Lewis Gulch TSF (East Boulder mine) and Hertzler Stage 4/5 TSF (Stillwater mine) is anticipated for final approval in 2024. The US PGM operations have also designed expanded waste rock storage areas that are included in the proposed expansion of surface facilities and will be part of the environmental assessments. Due to the sensitivity of ground water and surface water quality near the mines, the US region waste rock storage area designs include liners and underdrains that capture rainfall and snowmelt that percolate through the waste rock to prevent nitrogen-laden water from having a negative impact on the underlying ground water quality. Waste recycling close to our SA gold operations Sibanye-Stillwater Integrated Report 2020 269 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

An automated GPS monitoring system has been installed and is now operational at all US tailings storage facilities to assist in remote monitoring and notification in the unlikely event of a TSF movement. The monitoring equipment installed for survey monuments and inclinometers is capable of detecting movement in centimetres and pre-determined trigger points will send text messages or emails to appropriate site personnel. Non-mineral wastes (general and hazardous waste) The Stillwater and East Boulder mines are identified as conditionally exempt small- quantity generators by the Environmental Protection Agency while the Columbus Metallurgical Complex is a large-quantity generator as a result of lead waste generation from the fire-assay process in the laboratory. Both mines continue to generate small quantities of hazardous waste associated with aerosol can disposal and the occasional need to dispose of waste chemicals. For many years, the US PGM operations have implemented a new product review process, which stipulates that any products proposed for use on site must first undergo an extensive chemical review by the environmental and safety departments. If the proposed product contains any chemicals that present a safety or environmental risk, they are rejected and not allowed on site. This process has enabled our waste generation rate to remain low. In 2020, the gypsum by-product produced from the smelter scrubbing treatment system was transported off-site, acquired by a local company and sold as an agriculture soil amendment. In August 2020, a significant global milestone was achieved with the launch of the Global Industry Standard on Tailings Management. This standard, which is the first of its kind, was developed through collaboration between the United Nations Environment Programme (UNEP), Principles for Responsible Investment (PRI) and ICMM. It covers the entire TSF lifecycle – from site selection, design and construction, through management and monitoring, to closure and post-closure – and seeks to strengthen current practices in the mining industry by integrating social, environmental, local economic and technical considerations. Comprising six topic areas, 15 principles and 77 auditable requirements, the Standard will be supported by implementation protocols that will provide detailed guidance for certification, or assurance as applicable, and for equivalence with other standards. As an ICMM member company, Sibanye-Stillwater is required to implement the Standard as a commitment of our membership. Given the extensive requirements contained in the new Standards, all participating mining companies have been given three years to adjust their TSF policies and procedures and to improve or upgrade existing very high and extreme facilities and five years for all other facilities. For more information, please refer to the Tailings Storage Facility fact sheet. BIODIVERSITY It is recognised that climate change and biodiversity are interconnected. Biodiversity is affected by climate change, with negative consequences for human well-being and eco systems upon which we rely. Biodiversity, through the ecosystem services it supports, has an important contribution to both climate- change mitigation and adaptation. Consequently, conserving and sustainably managing biodiversity is critical to addressing climate change. Sibanye-Stillwater is committed to driving a net gain in biodiversity through: • specialist assessment of the biotic and abiotic resources • driving clear, implementable, scientifically based action plans to drive resilience of ecosystems and • integrated catchment management programmes SA OPERATIONS Our approach to responsible biodiversity management advocates for the minimal degradation of natural habitats, a net gain of biodiversity for existing operations and no net loss for new projects as well as the protection of species on land and in water. It is in this context that, in 2020, Sibanye- Stillwater participated in the drafting of the Biological Diversity (BD) Protocol. The BD Protocol enables us to identify measure, manage and report on our impacts on biodiversity in a standardised, comparable, credible and unbiased manner. The protocol is an output of the Biodiversity Disclosure Project (BDP), an effort spearheaded by the Endangered Wildlife Trust (EWT), in collaboration with a wide range of stakeholders. It is anticipated that the BD Protocol will officially launch during 2021. US PGM OPERATIONS One of the environmental highlights of the year was the expansion of the fisheries TAILINGS STORAGE FACILITIES (TSFs) MINIMISING OUR ENVIRONMENTAL IMPACT CONTINUED Sibanye-Stillwater Integrated Report 2020 270 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

monitoring programme. This forms part of a commitment in the Good Neighbor Agreement (GNA) to monitor trout population and health in the Stillwater River. As a first step, a database has been established, which will be used as a baseline to annually evaluate the impact our activities have on the local river system and fish stocks. One sampling event of multiple locations in the Stillwater river was completed. The Stillwater river fisheries monitoring programme is being modelled after the East Boulder river fisheries monitoring initiative, which has been a cornerstone of biodiversity monitoring under the GNA at East Boulder for the past 20 years. East Boulder fisheries monitoring, which occurs every five years, allows stakeholders to monitor changes in trout population, health, and diversity of species over time. This initiative is an excellent example of collaboration with state regulators in Montana. Sibanye-Stillwater, the GNA Councils, and Montana Fish, Wildlife, and Parks have formed a partnership to facilitate fisheries monitoring in both the Stillwater river and East Boulder river. As many local landowners are unwilling to support these types of studies, it is difficult for the Montana fisheries regulator to get river access and vital information. Sibanye-Stillwater’s assistance will make a significant contribution to environmental monitoring in the local area. Another highlight of 2020 was the collection and compilation of baseline wildlife, vegetation, soils, and hydrology information specific to the footprints of the proposed new and expanded tailings facility and waste rock storage areas. The collection of baseline environmental data will facilitate a more efficient permitting and environmental analysis of the proposed facilities. The new biodiversity data will be added to the integrated knowledge base that spans forty years from the time of the initial baseline environmental data collection for the sites. INTEGRATED CATCHMENT MANAGEMENT Integrated catchment management is one of the focus areas of the recently appointed water health specialist, Historically catchment management was limited to biomonitoring initiatives, this thinking has been advanced to include: • Biomonitoring One of the routine monitoring methods applied in order to ensure the effective management of biodiversity is biomonitoring which assesses the various potential stresses placed on the water system and its ability to support biodiversity, particularly in terms of macroinvertebrates (insects) and fish. Detailed disclosure about these topics can be found in the Biodiversity Management fact sheet available at www.sibanyestillwater.com. • Catchment water balances A major catchment water balance study has commenced for several catchments within the Upper Vaal Water Management Area, specifically around the SA gold operations. This study integrated historical and present catchment flow data from all water users within the catchment. The study will be completed in 2021. • Ground- and surface-water interactions In 2020, additional studies have been undertaken to inform the essential interactions between ground- and surface-water resources with a focus on predicting and managing these resources to ensure sustainable catchments are created post closure. • Non-point source pollution quantification and management This aspect addresses both seepage sources on surface and underground as well as diffuse water run-off from impacted areas. Management of sources includes continuous enhancement to stormwater management and the careful consideration of water quality criteria. Further scavenger well projects are enhanced, which will reduce pollution plume migration and abstraction from other freshwater sources. Rehabilitation of wetlands in surrounding impacted catchments and constructed wetlands also form part of our proposed solutions. Integration with stakeholders Sibanye-Stillwater has increased its participation in water user catchment forums providing not only input on mandatory requirements but also participating in collaborative efforts to better inform catchment management outcomes. In demonstration, Sibanye-Stillwater has made available biomonitoring data to the Gauteng Department of Agriculture and Rural Development to fill in biomonitoring gaps. In addition, we continue to participate in simplifying the interpretation of quality data and assist in providing context into the improvement of water quality management criteria to the Department of Water and Sanitation. Lestes plagiatus in the Loopspruit catchment Sibanye-Stillwater Integrated Report 2020 271 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

MINIMISING OUR ENVIRONMENTAL IMPACT CONTINUED LAND AND HERITAGE HERITAGE Sibanye-Stillwater has over 500 heritage sites across its SA operations, many of these being grave sites, iron age and stone age sites or historical mine buildings and infrastructure over 60 years of age. In 2020, a baseline status quo assessment was initiated for heritage management, the objective of which was to enable effective management of heritage sites at our operations while paying tribute to the history of the areas and enhancing the value of heritage resources. Heritage resource inventories for the SA operations have been captured into the Geographic Information System (GIS) and into all our master plans across our operational footprint. LAND MANAGEMENT As an essential component of our closure planning, an understanding of our soil resources, erosion hotspots, and their respective qualities, capabilities is important. Our soil resources are valuable especially from a closure perspective - and have to be managed to ensure adequate availability and quality for rehabilitation requirements. As part of responsible land management, we have also embarked on a livestock husbandry management initiative. The Beatrix operations in the Free State Province of South Africa, is to be used as a test pilot site for the development and implementation of this project. The concept will enable us to assist employees and animal owners from the community to benefit financially from the programme and at the same time benefit the environment and the land and water resources. REHABILITATION AND CLOSURE As an extractive industry player, we are acutely aware of our obligation to close our mining operations responsibly and rehabilitate our footprints to appropriate and agreed-upon end land uses, cognisant of regional and national interests. Responsible closure includes the compilation of comprehensive closure liability assessments, closure plans for each operation as well as rehabilitation plans that seek to identify opportunities for concurrent and future demolition, remediation and rehabilitation of surface areas and infrastructure. Sibanye-Stillwater sets aside funds for the management, remediation and rehabilitation of the environmental impacts of our mining operations in accordance with the Regulations on Financial Provisioning, issued first under National Land under Sibanye-Stillwater management SA PGMs SA gold US PGM Total Total land disturbed by waste rock and stockpiles (Ha) 686.25 463.38 35.2 1,184.8 Total area covered by tailings (Ha) 2,799 1,917.02 140.7 4,856.72 Total land area protected Not applicable to SA Not applicable to SA 0 0 Environmental Management Act (NEMA) on 20 November 2015. The Minister of the DEFF published the amendment to the Regulations which extended the transitional period for certain existing rights and permit holders until 19 June 2021 (GN 24 of 17 January 2020). The closure provision on the liability side of the balance sheet is created to cover the present value of future rehabilitation expenses. The provision is enough to cover the various rehabilitation requirements specified in NEMA. The closure liability assessments are independently reviewed and adjusted annually as mining occurs and mining plans developed. The provision is offset on the asset side of the balance sheet by the value of the respective mines. Sibanye-Stillwater ensures that it has sufficient assets to cover the provision for rehabilitation and therefore sets aside funds out of its earnings. These accumulate as an asset, such that at the end of the life of the mine, and following concurrent rehabilitation activities, there are sufficient funds to cover the cost of rehabilitation. These funds are held in trusts, separate from the company and cannot be accessed by the company’s creditors with the balance in guarantees. These assure the DMRE that the mine will be able to fund the rehabilitation costs when required according to the mining plan. One of the heritage sites is the Driefontein cave is the deepest known cave in SA with unique calcite formation which houses a bat colony Sibanye-Stillwater Integrated Report 2020 272 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Operations 3 Closure Liability Provision R million Cash funded R million Guarantee Funding R million SA gold operations 1 4,597 3,827 770 SA PGM operations 5,511 1,106 4,469 Total SA operations 10,108 4,933 5,239 Operations 3 Closure Liability Provision US$ million Cash funded US$ million Guarantee Funding US$ million US PGM operations 2 46 0 0 Total 1 Numbers disclosed exclude DRDGOLD 2 Our financial assurance for the liability is in the form of surety bonds held by various insurance companies. None is held in cash, trust fund, or other corporate guarantee. 3 Represents gross closure cost SA OPERATIONS In 2020, Sibanye-Stillwater focused development of robust closure plans considerate of the continued identification and quantification of latent and residual impacts to which our closure liability assessments are aligned. As of 2020, Sibanye-Stillwater owned 47,015 hectares of land around our SA gold operations and 16,876 hectares of land around our SA PGM operations. The footprint reduction programme, to sustainably close mining impacts, is a vital component of reducing our total closure liability, which as at 31 December 2020 amounted to R10.1 billion (2019: R9.9 billion. Of this, R5.5 billion (2019: R5.4 billion) was for the PGM operations (inclusive of the Marikana operations) and R4.5 billion (2019: R4.7 billion) for the gold operations. A Demolition-Closure- Rehabilitation (DRC) internal process supports the responsible execution of footprint reduction projects. Despite challenges experienced during 2020, primarily related to the COVID-19 pandemic, progress on footprint reduction initiatives was made in anticipation of final closure. We successfully concluded the demolition of the old Klipfontein concentrator with rehabilitation of the surface area as well as the demolition of Driefontein’s Puthadijaba and Tshepong hostels. The demolition of the above mentioned infrastructure resulted in a reduction of R30 million in closure liability and the re-working of waste rock at the gold operations reduced the liability by a further R50 million. US PGM OPERATIONS In 2020, the US PGM operations updated the reclamation and closure plans for the Stillwater and East Boulder mines as part of a major operating permit amendment at each site. The design of new tailings storage facilities and waste rock storage areas at each site called for a comprehensive update to the existing closure plans. The closure plans were expanded to include post-closure geotechnical monitoring of the reclaimed tailings storage facilities, an extended schedule for water treatment during closure, and consideration for enhanced shaping of the tailings facility and waste rock storage area final reclamation slopes to a more natural configuration. Total land under management is 650 hectares (including plant sites, roads, laydowns, powerlines, etc, in addition to tailings and waste rock). The capping and final closure of the Nye Tailings Storage Facility began in 2018. In 2020, the closure of the Nye TSF was put on hold during an evaluation of the potential for re-treatment of the tailings; however, the decision as a result of the evaluation was to continue with closure of the facility. To date, approximately 17 acres of the 40-acre impoundment have been capped and the closure of the Nye TSF is scheduled to be completed over the next three years. Concurrent reclamation at Stillwater, East Boulder, and the Benbow Exploration Portal occurs annually. During 2020, these activities included reclaiming portions of the waste rock storage facilities, the Blitz expansion projects, water treatment expansion activities, and reclamation maintenance, as well as hydroseeding borrow area slopes at East Boulder. Noxious weed management occurs annually at the Stillwater and East Boulder mines, Benbow Project, Metallurgical Complex, and the numerous private land holdings. This includes over 8,000 acres of management area. Sibanye-Stillwater Integrated Report 2020 273 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

MINIMISING OUR ENVIRONMENTAL IMPACT CONTINUED FUTURE FOCUS GROUP 1 SA OPERATIONS 2 US OPERATIONS 3 • ESG related Position Statements to be approved and embedded across the Group • Execution of the energy and decarbonisation strategy in support of our commitment to be a carbon neutral company in 2040 • Concurrent rehabilitation aligned to sustainable regional closure strategy • Proactive management of tailings storage facilities (TSFs) using incremental risk-based approach • Development and implementation of Group Tailings Management System • Compliance for very high and extreme TSFs with the Global Industry Standard on Tailings Management by August 2023 as per commitment to the ICMM • Emergency preparedness response Plan, communication for public and direct interested parties • Implementation of an integrated stakeholder management system for meaningful stakeholder engagement on environmental matters • ISO 14001:2015 Environmental Management System certification for all operations • Reinitiated development and negotiation of the SA Gold 50MW solar photovoltaic (PV) project, with construction anticipated to commence in 2022 • Feasibility studies for prospective 50MW and 85MW solar PV projects for the SA PGM Rustenburg and Marikana operations respectively • Execution of the water independence and water security strategy at the SA operations • Further advances in water conservation and water demand management strategies to reduce our water footprint and associated costs; this includes water independence and water security initiatives at SA operations • Roll-out of waste, land and heritage management strategies, and the implementation of sound practices at SA operations • Further progressing of our Footprint Reduction programme to ultimately reduce our closure liabilities • Tailings storage facility information and emergency preparedness plans communicated to public and direct interested parties • Implement energy efficiency and source strategies to reduce Scope 2 carbon output • Design digital sustainability key performance indicator (KPI) data collection process • Formalise systems for water management and tailings management • Create and implement segment and site environmental audit plan Sibanye-Stillwater Integrated Report 2020 274 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Water quality monitoring in areas around our SA gold operations (image captured pre-COVID-19) SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION Sibanye-Stillwater Integrated Report 2020 275

HARNESSING CONTINUOUS INNOVATION SUCCESSES CHALLENGES WHAT WE DID IN 2020 Delivered business improvements through the testing of the Continuous innovation process. More than R900 million in continuous innovation opportunities identified in Integrated Shared Services (ISS) and the Metallurgical operations Deployed idea and innovation management platforms to support the continuous innovation process Established class-leading data architecture designed to adopt and scale digital technology effectively Completed the development and testing of a Group-wide data visualisation platform and successfully scaled it to the SA PGM operations Proliferation and adoption of digitalisation remains challenging within the organisation The Group acquisitive growth strategy presents challenges with different legacy systems that complicate our objective to standardise and globalise a digital strategy Determined multiple limitations of specific technologies The world stands on the brink of a technological revolution that will fundamentally alter the way people live, work, and relate to one another. It is in this context that Sibanye-Stillwater’s drive to innovate, adopt new technologies and digitalise is not only vital to delivering value through the improvement of efficiencies and productivity across the Group but also in staying competitive in an increasingly technology-dominated business environment. It is the Group’s ultimate objective to become an innovative, technologically advanced, and digitally integrated mining organisation. CONTINUOUS INNOVATION Technology and Innovation is contained within the Group Technical function and is responsible for implementing a comprehensive and cohesive global technology and innovation strategy. This strategy is fully aligned with the safe production strategy of creating an enabled environment for empowered people using systems that support the broad-based adoption of innovation, technology and digitalisation. It is also underpinned by our CARES value proposition. Details of our technology and innovation strategy can be found on page 227 of the 2019 Integrated Report available at https:// www.sibanyestillwater.com/news-investors/ reports/annual/2019/. Safety, health and well-being Costs Quality Volume Economic value CARES Clean water/ air/ land Total returns Socio- economic stability Upliftment about our... ENVIRONMENT SHAREHOLDERS Safety, health and wellness Costs Quality Volume GOVERNMENT Fair market access COMPANY Assured product Membership COMMUNITIES CUSTOMERS SUPPLIERS ORGANISED LABOUR Better lives EMPLOYEES OPERATING PILLARS AFFECTED STAKEHOLDERS Total returns OUTCOMES DESIRED Assured product Economic value Better lives ORGANISED LABOUR CUSTOMERS SHAREHOLDERS EMPLOYEES Although the vast amount of internal time and resources allocated to technological advances is, at times, difficult to measure the full extent of resources deployed to make these advances, we estimate expenditure of about R52 million in 2020 compared to R39.7 million in 2019. CONTINUOUS INNOVATION PROCESS To support the strategy, Technology and Innovation has developed and has been in the process of implementing the continuous innovation process. This process, which is aligned to the technology strategy, is designed to embed the concept of innovation in the broader organisation. Beyond this process, Sibanye-Stillwater intends to align operating models, build capability and develop accountability for innovation within all areas and management structures as core functions to the business. “Sibanye-Stillwater has adopted a ‘digital first’ approach, which not only adopts digital technology but creates cultures, structures and processes that support digital transformation.” SDGs reflected in this section: NO POVERTY ZERO HUNGER GOOD HEALTH AND WELL-BEING QUALITY EDUCATION GENDER EQUALITY CLEAN WATER AND SANITATION RESPONSIBLE CONSUMPTION AND PRODUCTION SUSTAINABLE CITIES AND COMMUNITIES REDUCED INEQUALITIES INDUSTRY, INNOVATION AND INFRASTRUCTURE DECENT WORK AND ECONOMIC GROWTH AFFORDABLE AND CLEAN ENERGY CLIMATE ACTION LIFE BELOW WATER LIFE ON LAND PEACE, JUSTICE AND STRONG INSTITUTIONS PARTNERSHIPS FOR THE GOALS Sibanye-Stillwater Integrated Report 2020 276 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

In an internal survey of the organisation, 75% of respondents said they believed they had an innovative idea that could add value to the organisation and would appreciate the opportunity to implement ideas. Underpinning the continuous innovation process is Idea Drop, an application launched in November 2020 to support the idea management process represented in steps 1-3 in the preceding image. This Group-wide application is used to solicit ideas from the Group for continuous innovation. It has broad functionality, both in terms of employees being able to submit challenges and ideas and management being able to call for solutions to solve specific challenges relating to a wide array of competencies. The launch of this platform, in support of the continuous innovation process, reaffirms Sibanye-Stillwater’s people- centric approach and focus on technology and innovation across the organisation. Alongside this initiative, Sibanye-Stillwater continued to run its Proof of Concept for the innovation management process, represented as steps 4-7 in the preceding image. This was done through the Integrated Shared Services division and one of the gold metallurgical facilities. This has, to date, resulted in a pipeline of more than R900 million annualised benefit in continuous innovation opportunities, which will be delivered over the next 12 to 18 months. Key to driving a innovation process has been continuous capability building and the implementation of suitable management platforms. Moreover, supporting line responsibility has been established throughout the Group in that all senior managers are now considered innovation ambassadors with supplementary innovation officers and champions being appointed in areas of the business that support the platform and process. DRIVING A DIGITAL FIRST APPROACH Group Technical’s priority and focus in the year under review was the repositioning of Sibanye-Stillwater as a ‘digital first’ organisation. The Group has, for many years, embraced digitisation, digitalisation and digital transformation as a means to improve efficiencies and productivity and enhance the creation of value for all stakeholders. We are, however, aware that the holistic digital transformation of Sibanye-Stillwater cannot be achieved just through the adoption and implementation of digital technologies; the Group’s inherent culture, processes and structures need to be aligned to facilitate this journey and support digital adoption. It is in this context that Sibanye-Stillwater has adopted a ‘digital first’ approach, which takes the digital transformation journey to the next level. Becoming a digital-first organisation requires a fundamental change in thought and practise. It means reconsidering every aspect of a business, from the tools employees use for the simplest of everyday tasks to the entire organisational structure of a company. We have therefore begun to shift our approach from the utilisation of digital technology in a standard way to one that applies and adopts digital solutions to realise opportunities and address challenges. Sibanye-Stillwater defines a digital first organisation as one that, not only adopts innovation and digital technology, but creates cultures, structures and processes that support digital transformation and looks to technology or digital solutions to realise an opportunity or to solve problems. Mechanised mining at the US PGM operations Moderate Collaborate Evaluate Cash flowing Implement Locked-in Identify ideas and opportunities Filter, classify and prioritise initiatives Enhance and structure Value, rate, prioritise and select Execute implementation Realise value Increase specificity Increase value Underpinned by our structured Continuous innovation process Embed and sustain Submit Ideation and collaboration Implementation and value delivery 1 2 3 4 5 6 7 Sibanye-Stillwater Integrated Report 2020 277 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

The digital first philosophy is being driven by Group Technical, which has been positioned to lead the philosophy across the entire organisation, leveraging its cross-functional technical influence and shared service infrastructure. In 2020, the priority focus was to drive the philosophy and ensure its adoption across Sibanye-Stillwater. Simultaneously, the roles of all the Group Technical discipline heads were repositioned to include a strong digital element. In 2020, this digital first philosophy was tested in the various areas with considerable success. The intention is to continue rolling it out to the various operations in the early months of 2021. OPERATIONAL DATA VISUALISATION PROGRAMME A flagship initiative that has proved to be not only the foundation of the digital strategy but also the embodiment of the digital first philosophy is the operational data visualisation programme. Data visualisation is the graphical representation of information and data. By using visual elements such as charts, graphs, and maps, data visualisation tools provide an accessible way to see and understand trends, outliers, and patterns in data thereby telling a clear and compelling story. Data visualisation facilitates intelligent decision making, which can have a significant impact on a business. The programme is intended to deliver semi-real-time information on operational metrics that enable period-concomitant and proactive remediation of negative trends as opposed to reactive remediation over a longer term. Management is now able to see trends daily rather than monthly. During the year under review, Group Technical, in collaboration with the SA gold operations, completed what was essentially a three-year long project to integrate and align all available digital data, particularly relating to safety and health and production, by means of data visualisation techniques and platforms. The result of this project was the establishment of a baseline of all relevant data and the development of a comprehensive digital dashboard presenting easily accessible, and key operational information. Much effort was put into structuring the process correctly and ensuring protocols were in place for this new dashboard to operate and be utilised effectively. Another significant outcome of this project has been the consolidation of disparate data sources into a single, structured database. This has enabled data and information access from any operation in any location. A degree of change management has been necessitated with the implementation of this new platform. Whereas management would previously rely on production and safety data from multiple reports and sources, they can now access all the above from a single point. This has necessitated numerous positive management philosophy changes, which have been facilitated and supported by alignment and training. This operational data visualisation programme highlights the efficacy and positioning of Group Technical within the broader Group and of the collaboration with technical functions to create user- driven digital solutions. The project will be rolled out to the Group’s other operations in 2021 and it is anticipated that Sibanye- Stillwater’s future analytics will all be based on this system. RESEARCH AND DEVELOPMENT PARTNERSHIPS Through its drive to embed the digital first philosophy across the organisation, we have realised that the organisation and, more importantly the mining industry, is still digitally nascent. A lack of digital and data density across a vastly complex value chain limits Sibanye-Stillwater’s ability to adopt off-the-shelf technology without additional research and development. Moreover, to be truly digitally disruptive, the mining industry needs to look outward and evolve its thinking to address key limitations, broaden horizons, develop fit-for-purpose solutions, and maximise returns on research and development investments. It is in this context that digital technology is consuming considerably more focus within the research and development sphere of the business. This is undertaken principally through the DigiMine initiative, a digital mining laboratory, situated at the University of the Witwatersrand, and run in partnership between Sibanye-Stillwater and the Wits Mining Institute (WMI). DigiMine is equipped with digital systems to enable hands-on training and research for the mine of the future. The agenda includes any digital advances that can reduce risk in the mining environment, which includes systems among others for communication, monitoring positioning, navigation, detection of abnormalities and risk management. DigiMine is funded under two separate agreements: a primary research anchor agreement which, to date, has totalled R27.5 million over a six-year period (R12.5 million covering 2015 to 2017, and R15 million covering 2018 to 2020) and has been renewed at R15.5 million for the next three years (covering 2021 to 2023). The Anchor agreement funding supports fundamental and applied research efforts within DigiMine and provides for student support and infrastructure upgrades in the Wits Mining Institute. A separate agreement of R30 million (covering 2019 to 2021) was implemented post the Wheaton transaction. The Wheaton Agreement is focused on further bridging the gap between fundamental and applied research, and the commercialisation and adoption of concepts and solutions that are borne out of the anchor agreement. The Anchor agreement for 2021 to 2023 has been approved. HARNESSING CONTINUOUS INNOVATION CONTINUED “The success of the Operational Data Visualisation Programme demonstrates the value of our organisational positioning and previous investment in foundational elements that support our Digitial First strategy.” Sibanye-Stillwater Integrated Report 2020 278 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

DigiMine core focus areas Progress in 2020 Fast-tracking of WMI-initiated technologies and prototypes through DigiMine, in partnership with the Tshimologong Precinct DigiMine formed a partnership with the Tshimologong Precinct. Owned by the University of The Witwatersrand, Tshimologong is where the incubation of digital entrepreneurs, commercialisation of research and the development of high-level digital skills for students, working professionals and unemployed youth is undertaken. Current projects include PPE manufacturing for Sibanye-Stillwater health personnel and mineworkers through laser cutting of shields to protect against infectious and viral diseases such as COVID-19, analysis of specific absorption rate in humans’ wearable wireless devices in underground mines, and advanced metal accounting principles and application. A key fast-track initiative, which supports the Group’s broader ESG strategy, is research and development into advanced tailings monitoring and management strategies. The research to date has covered a benchmarking study on best-in-class tailings management policy and strategy, identifying potential areas of improvement. Phase 2 of the project will focus on developing digital practices and systems that align with best practice and enhance the Group’s ability to ensure tailings performance beyond compliance. Fast tracking tailings management best practice The initial phase of the research consisted of a global analysis of tailings legislation and best practice guidelines which informed a consolidated set of management philosophies and procedures. Phase two will comprise an investigation into digital systems and solutions that solve gaps identified in the initial research. The net result is expected to be a comprehensive digital system that supports tailings management beyond compliance. Fast-tracking of mine seismicity research The four focus areas in 2020 included: • adaptation and transfer of technologies to measure stress along boreholes • integration of mine tremor source parameters and geological interpretation of 3D reflection seismic to gain a better understanding of seismogenic structures • modelling of the rock mass response to seismic energy release • a review of Sibanye-Stillwater’s seismic management practice Please refer to page 207: Continuous safe production – Rock mass management Enhancing the sustainability of the WMI and DigiMine A fund to ensure the sustainability of DigiMine and the various initiatives has been established into which R1 million is deposited each year. By the end of 2020, Sibanye-Stillwater’s total contribution to this interest-bearing project was R4 million. Enhancing the delivery structure for the research and development agenda The delivery structure is designed to create the necessary capacity required to enable efficient and contributory communication between DigiMine and Sibanye-Stillwater’s technical resources. The creation of the Sibanye-Stillwater Health and Safety DNA project Projects include digital solutions for talent recruiting, onboarding and development of induction material during onboarding that support a digital first, and people-centric approach. Please refer to page 188: Empowering our workforce Sibanye-Stillwater Integrated Report 2020 279 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

In addition to those five core areas, increased attention was given to artificial intelligence (AI) and algorithm development, both of which are key enablers for automation. The functionality delivered by AI is making the mine of the future look very different; it will be managed differently and will require professions and skills that do not exist today. In preparation for the adoption of AI, DigiMine has started researching and assessing technologies that support the digitisation and automisation of the mining value chain, considering a typical underground conventional deep-level gold mine. DIGITAL TWINNING Sibanye-Stillwater uses digital twin simulation technologies to improve and sustain operational efficiencies within its mining operations. The digital twins provide integrated and dynamic simulations capability and are powerful tools for the improvement of mine operations and services, including pumping, refrigeration, ventilation and compressed air, to name a few. These simulations allow root cause analyses of existing operational inefficiencies, the identification of cost-effective solutions and opportunities for decarbonisation. The digital twins are also used for scenario planning and to predict future operational constraints and changes, enabling optimised future mine planning and energy management. The figure above illustrates a digital twin for an integrated cooling and dewatering network within our gold operations. The ability to accurately predict the impact of operational improvement solutions on the mining environment is a significant advantage of the technology. This reduces the risk of implementing new system configurations and results in effective project management strategies while avoiding unnecessary implementation and trial costs. The digital twins can also be used to determine the optimum mining operation at minimum energy consumption. By comparing this to real-time measurements, operational inefficiencies Kloof (at SA gold operations) cooling and water reticulation digital twin can be pinpointed and corrected. In addition, this will enable accurate benchmarking between operations. The Group has implemented several digital twins across the SA operations which have played a significant role in reducing 159GWh of electricity consumption and abating 165,270t CO2e of greenhouse gas emissions across these operations in 2020, thereby enabling an electricity cost saving of R215 million. It is anticipated that the enhanced adoption and integration of digital twins within our business will exponentially unlock operational improvements and benefits. INFORMATION AND COMMUNICATION TECHNOLOGY The governance and management of information and related communication technologies (ICT) has become increasingly critical as our dependence on the use of technology to share and collect information has increased exponentially. See Corporate governance for more information on the governance and management of ICT. A key strategic focus area was the implementation of our ICT operating model at our Marikana operation. This included the greater insourcing of ICT services and system integration/ consolidation of infrastructure. Total annual savings on the back of the successful integration is expected to be R100 million. The other strategic change was the adoption of a new ICT and business partnership model. In a world that is rapidly changing from a digital perspective, Sibanye-Stillwater is embracing a means of effectively and efficiently transforming our business. This model not only facilitates a greater level of engagement between ICT, regional management committees and operational management teams, it also facilitates collaboration on key technology decisions. This ensures a much closer alignment between business requirements and the execution of ICT products and services. With the adoption of this model, ICT has repositioned itself as a cross-functional support partner to the entire organisation. While the spread of COVID-19 across the globe posed many hurdles to businesses during 2020, Sibanye-Stillwater was well- positioned to confront such challenges. It is on this basis that several key initiatives were undertaken and successfully completed. Key ICT initiatives Digital infrastructure In 2020, the project to upgrade, consolidate and migrate the digital infrastructure used across the Group continued. Sibanye-Stillwater has adopted a hybrid cloud model, which is best suited to its operating model. This model facilitates a significant footprint reduction of the data centres used in both South Africa and the United States. This footprint reduction supports our broader ESG strategy. HARNESSING CONTINUOUS INNOVATION CONTINUED Sibanye-Stillwater Integrated Report 2020 280 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

The merging of our data centres into one data centre hosted at Teraco commenced in 2020 and is anticipated to be completed by the end of 2021. The networking team managed to successfully implement highly secured network infrastructure by partnering with strategic vendors, which will facilitate future growth of Sibanye-Stillwater’s ICT environment in the SA and US regions. This central facility will host the core of the Sibanye-Stillwater business systems and will enable the Group to benefit from increased bandwidth and availability and place it in a position to optimally support all central services to the SA and US operations. SOHO project On the back of the significant impact and disruptions caused by the spread of the COVID-19 pandemic, a small office, home office (SOHO) concept was introduced as a permanent arrangement for suitable roles – applicable to between 1,000 and 1,500 employees – within the business both in South Africa and the United States. To support this initiative, the Group has increased the use of suitable technologies to enable the business services to continue without interruption. These technologies are improved upon on a daily basis. This project has provided the capabilities of each employee who works from home with all the information and resources they need in order to complete their tasks without having to physically be at an office. The success of this project can largely be attributed to the maturity and sophistication of Sibanye-Stillwater’s ICT infrastructure that enables remote working capability. WeAreOne mobile app To communicate and engage with our workforce, the WeAreOne mobile application (app) was developed in early 2020. It was launched just prior to the implementation of South Africa’s national lockdown on 27 March and proved a vital tool to engage with employees in the midst of uncertainty. To date, over half of our employees (53.2%) use the application. The preferred medium through which the application is accessed is mobile phones (62%) as opposed to accessing it through other means. Co-sensing interviews, focus group discussions and feedback gathered through the application are used to refine the information that is shared through the application. It also helps understand the users’ persona and journey to strategically improve communication efforts through the application. (Refer to Empowering our workforce: page 190; Stakeholder engagement: page 78). ERP one The aim of this project is the integration of the various commercial and human capital systems into a single system for the Group. This serves to support the consolidation initiative following the acquisition of the Marikana operation in 2019. The integration of the human capital and payroll system was successfully completed during 2020, with the SAP consolidation of various platforms expected to be completed during 2021. Service efficiency centre The conversion and expansion of the newly established Service Efficiency Centre into a global efficiency centre for all services was also completed in 2020. This conversion has seen the traditional ICT call centre being converted to service ICT-related calls, time management, transport, COVID-19 crisis and payroll queries. Leveraging off the infrastructure established by ICT, the aim is to continue expanding the capability to service more areas within the business. Reduction in printing ICT’s introduction of new and innovative technologies to automate processes and business processes, which has included the conversion of all payslips to an electronic format, resulted in a 27% reduction in printing. A cost saving of R3.8 million specifically at Marikana operations, and R250,000 at the SA gold operations. POPIA South Africa’s Protection of Personal Information Act (POPIA) officially came into effect on 1 July 2020 with a 12-month period to 1 July 2021 provided for compliance. The purpose of this legislation is to protect the personal information of citizens, obtained and processed by both public and private institutions, and attempts to balance the right to privacy with other rights such as access to information. While the Act is now officially being enforced, companies have been given a year to comply with sections 110 and 114 of the Act, which refers to the lawful processing of personal information by employers. To ensure compliance with the requirements, Sibanye-Stillwater, with the active participation of ICT, launched a project to specifically deal with the issue of personal information and data management. We are well positioned to meet the deadline of 30 June 2021. WeAreOne application for employees enables effective communication Sibanye-Stillwater Integrated Report 2020 281 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

FUTURE FOCUS Sibanye-Stillwater’s key near-term focus will include the following: • Continue the drive to transform the Group into a digital first organisation • Embed, sustain and expand on the successful initiatives pursued during 2020, particularly the innovation process • Expand on the success of establishing core data infrastructure and replicating/scaling successful initiatives • Persevere with research and development initiatives to not only pursue new opportunities but also understand emerging technology themes • Understand the applicability of electrification of our trackless fleet as well as remote and autonomous operations CYBERSECURITY As cyber-attacks are increasing globally, cybersecurity continues to receive focus as part of the Sibanye-Stillwater Risk Management portfolio. Security of our ICT systems, networks and information is, in this context, vital. Measures to ensure ICT security include: • Regular penetration testing and vulnerability assessments; any vulnerabilities encountered are immediately attended to HARNESSING CONTINUOUS INNOVATION CONTINUED • Our user community undertake regular cybersecurity training and awareness initiatives • ICT security is monitored 24/7/365 by active internal and external security operations centres • The continuous review of new technologies or concepts coming onto the market ICT security is governed by a cybersecurity framework, which is supported by established security response protocols in the event of a security breach or incident. No incidents were, however, recorded in 2020. For more information refer to the Corporate governance section on page 124 and Managing our risks and opportunities within the external operating environment on page 51. Monitoring mining systems at the US PGM operations (photo taken pre-COVID-19) Sibanye-Stillwater Integrated Report 2020 282 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

Employees at the SA PGM operations training to operate machinery using a simulator SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION Sibanye-Stillwater Integrated Report 2020 283

SUSTAINABLE DEVELOPMENT STATISTICS 2020 2019 2018 2017 Group US operations SA operations Group US operations SA operations Group US operations SA operations Group US operations SA operations Unit PGM PGM Gold PGM PGM Gold Unit PGM PGM Gold 1 PGM PGM Gold Employment Employment Salaries and wages paid R million 23,802 3,991 11,773 8,038 21,163 3,144 10,601 7,418 Salaries and wages paid R million 15,710 2,583 5,483 7,645 15,323 1,599 5,724 8,000 Employee costs share % of cost of sales before amortisation and depreciation % 19 12 11 35 38 16 58 40 Employee costs share % of cost of sales before amortisation and depreciation % 38 22 45 43 42 23 49 45 No. of employees including contractors – total 2 84,775 2,842 46,385 30,943 84,521 No. of employees including contractors – total 2 Number 64,906 66,472 Female representation in the workforce % 13 9 12 12 13 9.3 11 14 Female representation in the workforce % 13 8.5 15 12 13 7 14 12 Safety Safety Fatalities Number 3 9 0 5 4 6 0 6 0 Fatalities Number 24 0 3 21 11 0 2 9 Lost-time injury frequency rate (LTIFR) 4 Rate 5.56 7.98 5.37 5.65 5.23 10.13 4.77 5.62 Lost-time injury frequency rate (LTIFR) 4 Rate 5.89 9.97 4.68 6.52 5.78 5 7.80 4.69 6 6.33 Total recordable injury frequency rate (TRIFR) 4 Rate 3 6.69 12.67 6.30 6.81 Not previously reported Total recordable injury frequency rate (TRIFR) Rate Not previously reported Medically treated injury frequency rate (MTIFR) 4,6 Rate 2.95 4.69 4.13 1.35 3.17 22.24 3.06 2.14 Medically treated injury frequency rate (MTIFR) 4,6 Rate 2.69 24.51 1.95 2.32 2.60 24.65 2.44 6 2.26 Health Health No. of cases reported: No. of cases reported: Silicosis 7 Number 3 139 NA 66 73 131 NA 60 71 Silicosis 7 Number 165 N/A 106 59 261 N/A 68 193 Noise-induced hearing loss (NIHL) 7,8 Number 3 231 0 138 93 355 0 189 166 Noise-induced hearing loss (NIHL) 7,8 Number 243 0 167 76 193 0 100 93 Chronic obstructive pulmonary disease 7 Number 3 39 NA 34 5 68 NA 39 29 Chronic obstructive pulmonary disease 7 Number 70 N/A 41 29 50 0 13 37 Cardiorespiratory tuberculosis (TB) – new and retreatment cases Number 3 427 NA 225 202 491 NA 270 221 Cardiorespiratory tuberculosis (TB) – new and retreatment cases Number 480 N/A 155 325 570 N/A 148 422 TB incidence – new and relapse cases Number 3 494 NA 257 237 553 NA 284 269 TB incidence – new and relapse cases Number 539 N/A 157 382 623 N/A 148 475 Highly-active antiretroviral treatment (HAART) patients on treatment and in active employment Number 3 15,163 N/A 7,960 7,203 10,744 NA 9 3,731 7,013 Highly-active antiretroviral treatment (HAART) patients on treatment and in active employment Number 9,745 N/A 3,090 6,655 9,761 N/A 3,133 6,628 FOUR-YEAR STATISTICAL REVIEW 1 As the US PGM operations were acquired in May 2017, this represents eight months in that year 2 For a detailed breakdown of employees and contractor numbers, refer to Our workforce profile on page 189 in the Empowering our workforce in this report; total is inclusive of corporate office 3 The sustainable development indicators for 2020 have been externally assured by PwC. Refer to the Statement of Assurance on page 307 of this report For details on similar assurance in prior years, refer to prior integrated reports available at www.sibanyestillwater.com 4 Rate per million hours worked 5 These indicators were restated due to rounding and the re-application of the Group definition 6 Includes certain minor injuries 7 Includes new and resubmission cases 8 The NIHL testing method differs at the US and SA operations 9 HAART Statistics for 2019 exclude the newly acquired Marikana operation 10 Scope 1 and 2 emissions include fugitive mine methane. We have chosen to report our Scope 1 and Scope 2 emissions separately from our Scope 3 emissions as Scope 1 and Scope 2 emissions are under our direct control while Scope 3 emissions represent the effect of our business activities across the supply chain. Although it is not a mandatory Intergovernmental Panel on Climate Change reporting category, we are also reporting our fugitive mine methane emissions in the Free State province of South Africa in line with the transparency principle of the ISO greenhouse gas quantification standard. Scope 2 emissions are representative of the market-based method. For years prior to 2019, the location-based scope 2 emissions were used as a proxy for the market-based emissions in accordance with the WRI GHG Protocol * Based on the 2020 Carbon inventory Sibanye-Stillwater Integrated Report 2020 284 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

SUSTAINABLE DEVELOPMENT STATISTICS 2020 2019 2018 2017 Group US operations SA operations Group US operations SA operations Group US operations SA operations Group US operations SA operations Unit PGM PGM Gold PGM PGM Gold Unit PGM PGM Gold 1 PGM PGM Gold Employment Employment Salaries and wages paid R million 23,802 3,991 11,773 8,038 21,163 3,144 10,601 7,418 Salaries and wages paid R million 15,710 2,583 5,483 7,645 15,323 1,599 5,724 8,000 Employee costs share % of cost of sales before amortisation and depreciation % 19 12 11 35 38 16 58 40 Employee costs share % of cost of sales before amortisation and depreciation % 38 22 45 43 42 23 49 45 No. of employees including contractors – total 2 84,775 2,842 46,385 30,943 84,521 No. of employees including contractors – total 2 Number 64,906 66,472 Female representation in the workforce % 13 9 12 12 13 9.3 11 14 Female representation in the workforce % 13 8.5 15 12 13 7 14 12 Safety Safety Fatalities Number 3 9 0 5 4 6 0 6 0 Fatalities Number 24 0 3 21 11 0 2 9 Lost-time injury frequency rate (LTIFR) 4 Rate 5.56 7.98 5.37 5.65 5.23 10.13 4.77 5.62 Lost-time injury frequency rate (LTIFR) 4 Rate 5.89 9.97 4.68 6.52 5.78 5 7.80 4.69 6 6.33 Total recordable injury frequency rate (TRIFR) 4 Rate 3 6.69 12.67 6.30 6.81 Not previously reported Total recordable injury frequency rate (TRIFR) Rate Not previously reported Medically treated injury frequency rate (MTIFR) 4,6 Rate 2.95 4.69 4.13 1.35 3.17 22.24 3.06 2.14 Medically treated injury frequency rate (MTIFR) 4,6 Rate 2.69 24.51 1.95 2.32 2.60 24.65 2.44 6 2.26 Health Health No. of cases reported: No. of cases reported: Silicosis 7 Number 3 139 NA 66 73 131 NA 60 71 Silicosis 7 Number 165 N/A 106 59 261 N/A 68 193 Noise-induced hearing loss (NIHL) 7,8 Number 3 231 0 138 93 355 0 189 166 Noise-induced hearing loss (NIHL) 7,8 Number 243 0 167 76 193 0 100 93 Chronic obstructive pulmonary disease 7 Number 3 39 NA 34 5 68 NA 39 29 Chronic obstructive pulmonary disease 7 Number 70 N/A 41 29 50 0 13 37 Cardiorespiratory tuberculosis (TB) – new and retreatment cases Number 3 427 NA 225 202 491 NA 270 221 Cardiorespiratory tuberculosis (TB) – new and retreatment cases Number 480 N/A 155 325 570 N/A 148 422 TB incidence – new and relapse cases Number 3 494 NA 257 237 553 NA 284 269 TB incidence – new and relapse cases Number 539 N/A 157 382 623 N/A 148 475 Highly-active antiretroviral treatment (HAART) patients on treatment and in active employment Number 3 15,163 N/A 7,960 7,203 10,744 NA 9 3,731 7,013 Highly-active antiretroviral treatment (HAART) patients on treatment and in active employment Number 9,745 N/A 3,090 6,655 9,761 N/A 3,133 6,628 Sibanye-Stillwater Integrated Report 2020 285 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

SUSTAINABLE DEVELOPMENT STATISTICS CONTINUED 2020 2019 2018 2017 Group US operations SA operations Group US operations SA operations Group US operations SA operations Group US operations SA operations Unit PGM PGM Gold PGM PGM Gold Unit PGM PGM Gold 1 PGM PGM Gold Environment Environment Cyanide consumption tonne *2,244 NA NA *2,244 2,509 NA NA 2,509 Cyanide consumption 000t 3,450 NA NA 3,450 7,552 NA NA 7,552 Total CO2e emissions: Scope 1 and 2 10 000t 3 7,025 290 2,554 4,178 7,414 251 3,148 4,014 Total CO2e emissions: Scope 1 and 2 10 000t 5,666 141 1,442 4,083 6,598 215 1,616 4,766 Scope 3 11 000t 3 1,268 130 690 370 1,597 211 953 433 Scope 3 11 000t 2,157 569 995 593 2,539 544 980 1,016 Emissions intensity 12 tCO2e/t milled 0,18 0.19 0.1 0.31 0.16 0.18 0.10 0.27 Emissions intensity 12 tCO2e/t milled 0.14 0.11 0.07 0.24 0.13 0.01 0.06 0.25 SO2 emissions 13 tonnes 2,314.1 3 4.13 3 2,310 N/A 1,893 3.7 1,889 0 SO2 emissions 13 tonnes 660 5 4.4 197 459 611 6 200 405 Electricity consumed TWh 3 6,19 0.37 2.40 3.41 5.98 0.35 2.22 3.41 Electricity consumed TWh 5.60 0.32 1.49 3.79 6.01 0.24 1.61 4.16 Diesel TJ 3 1,108 367 623 117 3 1,136 368 662 105 Diesel TJ 1,003 314 481 208 853 179 460 214 Total water withdrawn 000ML 3 125.2 3.46 23.2 98.5 123.9 3.6 19.5 100.8 Total water withdrawn 000ML 126 4 16 106 126 2 14 109 Water used 000ML 48.5 0.37 23 25.1 14 50.0 0.95 19.3 29.7 Water used 000ML 56 1.2 16 39 55 1 14 40 Water use intensity 18 kL/t treated 1.16 0.21 0.9 1.71 1.17 15 0.63 0.74 1.97 Water use intensity 18 kL/t treated 1.35 16 0.35 0.78 2.23 1.32 0.43 0.69 2.10 Environmental incidents: level 3 and higher Number 3 5 1 2 2 5 0 2 3 Environmental incidents: level 3 and higher Number 6 1 3 2 18 6 3 9 Gross rehabilitation liabilities R billion 10.76 0.76 5.5 4.5 10.90 0.59 5.63 4.68 Gross rehabilitation liabilities R billion 7.77 0.67 2.83 4.27 7.46 0.56 2.72 4.18 Representation (South Africa) 19 Representation (South Africa) 19 Top management (Board) % 3 42 42 40 45 Top management (Board) % 46 45 Senior management (Executives) % 3 41 41 41 41 Senior management (executives) % 36 40 Middle management (E band) % 3 48 N/A 49 33 46 N/A 48 42 Middle management (E band) % 40 N/A 33 43 36 N/A 38 35 Junior management (D band) % 3 54 N/A 56 47 52 N/A 55 48 Junior management (D band) % 49 N/A 52 48 50 N/A 53 49 Social and procurement spend Social and procurement spend 23 Total socio-economic development (SED) R million 3201.65 6.6 116.42 78.63 16 158 5.76 59 93 Total socio-economic development (SED) R million 1,390 5.13 399 986 1,161 3 367 792 Social and labour plan (SLP) projects R million 3 1,734.45 N/A 772.70 961.75 16 1,584 N/A 945 639 Social and labour plan (SLP) projects 17 R million 18 N/A 15 3 24 N/A 11 13 Total BEE procurement spend 17 R million 3 12,656 N/A 8,211 4,444 14,529 N/A 9,093 5,436 Total BEE procurement spend 17 R million 10,841 N/A 5,505 5,336 10,605 N/A 4,901 5,704 Capital goods 17 % N/A N/A N/A N/A N/A N/A N/A N/A Capital goods 17% 82 N/A 83 75 81 N/A 82 81 Services 17% 75 N/A 79.3 59 70 N/A 78 60 Services 17% 76 N/A 85 81 77 N/A 82 73 Consumables 17% 70 N/A 81 81.9 80 N/A 79 80 Consumables 17% 81 N/A 83 70 78 N/A 78 77 % of total procurement 17% 72 N/A 75 67 74 N/A 79 67 % of total procurement 17% 79 N/A 83 75 78 N/A 80 76 Other Other Current tax and royalties R million 7,139 2,280 Current tax and royalties R million 308 903 Research and development R million 52 50 Research and development R million 19 13 1 As the US PGM operations were acquired in May 2017, this represents eight months in that year 2 For a detailed breakdown of employees and contractor numbers, refer to Our workforce profile on page 189 in the Empowering our workforce in this report; total is inclusive of corporate office 3 The sustainable development indicators for 2020 have been externally assured by PwC. Refer to the Statement of Assurance on page 307 of this report For details on similar assurance in prior years, refer to prior integrated reports available at www.sibanyestillwater.com 4 Rate per million hours worked 5 These indicators were restated due to rounding and the re-application of the Group definition 6 Includes certain minor injuries 7 Includes new and resubmission cases 8 The NIHL testing method differs at the US and SA operations 9 HAART Statistics for 2019 exclude the newly acquired Marikana operation 10 Scope 1 and 2 emissions include fugitive mine methane. We have chosen to report our Scope 1 and Scope 2 emissions separately from our Scope 3 emissions as Scope 1 and Scope 2 emissions are under our direct control while Scope 3 emissions represent the effect of our business activities across the supply chain. Although it is not a mandatory Intergovernmental Panel on Climate Change reporting category, we are also reporting our fugitive mine methane emissions in the Free State province of South Africa in line with the transparency principle of the ISO greenhouse gas quantification standard. Scope 2 emissions are representative of the market-based method. For years prior to 2019, the location-based scope 2 emissions were used as a proxy for the market-based emissions in accordance with the WRI GHG Protocol * Based on the 2020 Carbon inventory FOUR-YEAR STATISTICAL REVIEW CONTINUED Sibanye-Stillwater Integrated Report 2020 286 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

SUSTAINABLE DEVELOPMENT STATISTICS CONTINUED 2020 2019 2018 2017 Group US operations SA operations Group US operations SA operations Group US operations SA operations Group US operations SA operations Unit PGM PGM Gold PGM PGM Gold Unit PGM PGM Gold 1 PGM PGM Gold Environment Environment Cyanide consumption tonne *2,244 NA NA *2,244 2,509 NA NA 2,509 Cyanide consumption 000t 3,450 NA NA 3,450 7,552 NA NA 7,552 Total CO2e emissions: Scope 1 and 2 10 000t 3 7,025 290 2,554 4,178 7,414 251 3,148 4,014 Total CO2e emissions: Scope 1 and 2 10 000t 5,666 141 1,442 4,083 6,598 215 1,616 4,766 Scope 3 11 000t 3 1,268 130 690 370 1,597 211 953 433 Scope 3 11 000t 2,157 569 995 593 2,539 544 980 1,016 Emissions intensity 12 tCO2e/t milled 0,18 0.19 0.1 0.31 0.16 0.18 0.10 0.27 Emissions intensity 12 tCO2e/t milled 0.14 0.11 0.07 0.24 0.13 0.01 0.06 0.25 SO2 emissions 13 tonnes 2,314.1 3 4.13 3 2,310 N/A 1,893 3.7 1,889 0 SO2 emissions 13 tonnes 660 5 4.4 197 459 611 6 200 405 Electricity consumed TWh 3 6,19 0.37 2.40 3.41 5.98 0.35 2.22 3.41 Electricity consumed TWh 5.60 0.32 1.49 3.79 6.01 0.24 1.61 4.16 Diesel TJ 3 1,108 367 623 117 3 1,136 368 662 105 Diesel TJ 1,003 314 481 208 853 179 460 214 Total water withdrawn 000ML 3 125.2 3.46 23.2 98.5 123.9 3.6 19.5 100.8 Total water withdrawn 000ML 126 4 16 106 126 2 14 109 Water used 000ML 48.5 0.37 23 25.1 14 50.0 0.95 19.3 29.7 Water used 000ML 56 1.2 16 39 55 1 14 40 Water use intensity 18 kL/t treated 1.16 0.21 0.9 1.71 1.17 15 0.63 0.74 1.97 Water use intensity 18 kL/t treated 1.35 16 0.35 0.78 2.23 1.32 0.43 0.69 2.10 Environmental incidents: level 3 and higher Number 3 5 1 2 2 5 0 2 3 Environmental incidents: level 3 and higher Number 6 1 3 2 18 6 3 9 Gross rehabilitation liabilities R billion 10.76 0.76 5.5 4.5 10.90 0.59 5.63 4.68 Gross rehabilitation liabilities R billion 7.77 0.67 2.83 4.27 7.46 0.56 2.72 4.18 Representation (South Africa) 19 Representation (South Africa) 19 Top management (Board) % 3 42 42 40 45 Top management (Board) % 46 45 Senior management (Executives) % 3 41 41 41 41 Senior management (executives) % 36 40 Middle management (E band) % 3 48 N/A 49 33 46 N/A 48 42 Middle management (E band) % 40 N/A 33 43 36 N/A 38 35 Junior management (D band) % 3 54 N/A 56 47 52 N/A 55 48 Junior management (D band) % 49 N/A 52 48 50 N/A 53 49 Social and procurement spend Social and procurement spend 23 Total socio-economic development (SED) R million 3201.65 6.6 116.42 78.63 16 158 5.76 59 93 Total socio-economic development (SED) R million 1,390 5.13 399 986 1,161 3 367 792 Social and labour plan (SLP) projects R million 3 1,734.45 N/A 772.70 961.75 16 1,584 N/A 945 639 Social and labour plan (SLP) projects 17 R million 18 N/A 15 3 24 N/A 11 13 Total BEE procurement spend 17 R million 3 12,656 N/A 8,211 4,444 14,529 N/A 9,093 5,436 Total BEE procurement spend 17 R million 10,841 N/A 5,505 5,336 10,605 N/A 4,901 5,704 Capital goods 17 % N/A N/A N/A N/A N/A N/A N/A N/A Capital goods 17% 82 N/A 83 75 81 N/A 82 81 Services 17% 75 N/A 79.3 59 70 N/A 78 60 Services 17% 76 N/A 85 81 77 N/A 82 73 Consumables 17% 70 N/A 81 81.9 80 N/A 79 80 Consumables 17% 81 N/A 83 70 78 N/A 78 77 % of total procurement 17% 72 N/A 75 67 74 N/A 79 67 % of total procurement 17% 79 N/A 83 75 78 N/A 80 76 Other Other Current tax and royalties R million 7,139 2,280 Current tax and royalties R million 308 903 Research and development R million 52 50 Research and development R million 19 13 Sibanye-Stillwater Integrated Report 2020 287 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

OPERATING STATISTICS 2020 2019 2018 1 2017 US PGM operations (acquired in May 2017) Production Ore milled 000t 1,487 1,441 1,339 855 2E PGM production kg 18,758 18,475 18,432 11,706 000oz 603 594 593 376 Price and costs Average PGM basket price R/2Eoz 31,373 20,287 13,337 12,330 US$/2Eoz 1,906 1,403 1,007 927 Operating cost 20 R/2Eoz 12,829 9,978 7,576 7,001 US$/2Eoz 779 690 572 526 Adjusted EBITDA 21 R million 13,083 7,291 4,152 2,143 Adjusted EBITDA margin 22% 29 27 26 23 All-in sustaining cost 24 R/2Eoz 14,385 11,337 8,994 8,707 US$/2Eoz 874 784 677 651 All-in sustaining cost margin 24% 56 45 37 29 Total capital expenditure US$ million 269 235 214 124 R million 4,419 3,393 2,833 1,654 SA PGM operations (attributable) 2 Production Ore milled 000t 32,416 31,624 25,841 26,196 4E PGM production kg 49,035 50,025 36,567 37,148 000oz 1,577 1,608 1,176 1,194 Price and costs 24 Average PGM basket price R/4Eoz 36,651 19,994 13,838 12,534 US$/4Eoz 2,227 1,383 1,045 942 Operating cost 20 R/4Eoz 18,543 14,699 11,019 10,831 US$/4Eoz 1,127 1,017 832 814 Adjusted EBITDA 21 R million 29,075 8,796 2,882 1,594 Adjusted EBITDA margin 22% 53 32 19 12 All-in sustaining cost 24 R/4Eoz 18,280 14,857 10,417 10,399 US$/4Eoz 1,111 1,027 787 782 All-in sustaining cost margin 24% 46 20 27 16 Total capital expenditure R million 2,197 2,248 1,000 1,035 US$ million 133 155 76 78 11 The following Scope 3 categories are included: • Purchased goods and services: CO2e emissions associated with extraction and production • Capital goods: CO2e emissions associated with production of purchased company-owned vehicles • Fuel- and energy-related emissions not included in Scope 1 or Scope 2: emissions associated with extraction, production and transportation of diesel, petrol, liquid petroleum gas, coal, blasting agents, oxyacetylene and grid electricity • Upstream transportation and distribution: CO2e emissions associated with transportation and distribution of purchased commodities • Waste generated in operations: CO2e emissions associated with disposal and treatment of Sibanye-Stillwater’s solid waste and waste water in facilities owned or operated by third parties (such as municipal landfills and waste water treatment facilities) • Business travel: CO2e emissions associated with employees work-related travel for the SA operations • Employee commuting: CO2e emissions associated with transportation of Sibanye-Stillwater’s employees between homes and work sites • Downstream transportation and distribution: CO2e emissions associated transportation of products from Sibanye-Stillwater sites • Use of sold products: CO2e emissions associated with the use of products • End-of-life treatment of sold products: CO2e emissions associated with smelting to repurpose products • Downstream leased assets: CO2e emissions associated with the leasing of houses where emissions are generated from electricity use at the SA operations • Investments: CO2e emissions from investments FOUR-YEAR STATISTICAL REVIEW CONTINUED Sibanye-Stillwater Integrated Report 2020 288 SETTING THE SCENE WHAT DRIVES US ACCOUNTABILITY DELIVERING ON OUR STRATEGY AND OUTLOOK ANCILLARY INFORMATION

ANNUAL FINANCIAL REPORT

Contents

Overview

290	Four-year financial performance

ACCOUNTABILITY

317	Statement of responsibility by the Board of Directors
318	Company secretary’s confirmation
319	Report of the Audit Committee
323	Directors’ report
331	Report of independent registered public accounting firm

CONSOLIDATED FINANCIAL STATEMENTS

336	Consolidated income statement
336	Consolidated statement of other comprehensive income
337	Consolidated statement of financial position
338	Consolidated statement of changes in equity
339	Consolidated statement of cash flows
340	Notes to the consolidated financial statements

The audited consolidated financial statements for the year ended 31 December 2020 have been prepared by Sibanye-Stillwater’s group financial reporting team headed by Jacques le Roux. This process was supervised by the Group’s CFO, Charl Keyter and authorised for issue by Sibanye-Stillwater’s Board of Directors on 22 April 2021.

ancillary information

417	Shareholder information
419	Administration and corporate information
On 24 February 2020, Sibanye Stillwater Limited and Sibanye Gold Limited implemented a scheme of arrangement in terms of section 114 of the South African Companies Act, 2008, which resulted in, amongst other things, Sibanye Gold Limited’s operations being reorganised under Sibanye Stillwater Limited, which became the parent company of the group (the Reorganisation). See Consolidated financial statements—Notes to the consolidated financial statements—Note 1.1 Reporting Entity. The historical financial statements included in this report are those of Sibanye Stillwater Limited. See —Historical consolidated financial statements. Accordingly, in this annual financial report, references to “Sibanye-Stillwater” shall include Sibanye Gold Limited and its subsidiaries prior to the implementation of the Reorganisation and, Sibanye Stillwater Limited and its subsidiaries, subsequent to the implementation of the Reorganisation, as the context requires.

Sibanye-Stillwater Annual Financial Report 2020	289

FOUR-YEAR FINANCIAL PERFORMANCE

		2020	2019	2018	2017
Group operating statistics
US PGM operations[1]
Production
Ore milled	’000t	1,487	1,411	1,339	855
Platinum produced	‘000 2Eoz	135	133	134	85
Palladium produced	‘000 2Eoz	468	460	459	291
PGM produced	‘000 2Eoz	603	594	593	376
PGM sold	‘000 2Eoz	594	578	594	355
PGM recycled	‘000 2Eoz	840	853	687	517
Price and costs
Average basket price	R/2Eoz	31,373	20,287	13,337	12,330
	US$/2Eoz	1,906	1,403	1,007	927
Operating cost[2]	R/t	5,203	4,200	3,353	3,081
	US$/t	316	290	253	232
	R/2Eoz	12,829	9,978	7,576	7,001
	US$/2Eoz	779	690	572	526
Adjusted EBITDA[3]	Rm	13,083	7,291	4,152	2,143
Adjusted EBITDA margin[4]		29	27	26	23
All-in sustaining cost[5]	R/2Eoz	14,385	11,337	8,994	8,707
	US$/2Eoz	874	784	677	651
All-in sustaining cost margin[6]	%	56	45	37	29
All-in cost[5]	R/2Eoz	18,339	14,763	11,651	11,097
	US$/2Eoz	1,114	1,021	880	821
All-in cost margin[6]	%	44	29	18	10
Capital expenditure
Total capital expenditure	Rm	4,419	3,393	2,833	1,654
SA PGM operations
Production
Ore milled	’000t	32,416	31,624	25,841	26,196
Platinum produced	‘000 4Eoz	939	948	685	695
Palladium produced	‘000 4Eoz	471	489	364	372
PGM produced	‘000 4Eoz	1,577	1,608	1,176	1,194
PGM sold	‘000 4Eoz	1,576	1,306	1,176	1,194
Price and costs[7]
Average basket price	R/4Eoz	36,651	19,994	13,838	12,534
	US$/4Eoz	2,227	1,383	1,045	942
Operating cost[2]	R/t	870	724	474	467
	US$/t	53	50	36	35
	R/4Eoz	18,543	14,699	11,019	10,831
	US$/4Eoz	1,127	1,017	832	814
Adjusted EBITDA[3]	Rm	29,075	8,796	2,882	1,594
Adjusted EBITDA margin[4]		53	32	19	12
All-in sustaining cost[5]	R/4Eoz	18,280	14,857	10,417	10,399
	US$/4Eoz	1,111	1,027	787	782
All-in sustaining cost margin[6]	%	46	20	28	16
All-in cost[5]	R/4Eoz	18,317	14,875	10,472	10,401
	US$/4Eoz	1,113	1,029	791	782
All-in cost margin[6]	%	46	20	27	16
Capital expenditure
Total capital expenditure	Rm	2,197	2,248	1,000	1,035
Sibanye-Stillwater Annual Financial Report 2020	290

FOUR-YEAR FINANCIAL PERFORMANCE continued

		2020	2019	2018	2017
SA gold operations
Production
Ore milled	’000t	41,226	41,498	27,199	19,030
Gold produced	kg	30,561	29,009	36,600	43,634
	’000oz	983	933	1,177	1,403
Gold sold	kg	30,136	28,743	36,489	43,763
	’000oz	969	924	1,173	1,407

Price and costs
Gold price	R/kg	924,764	648,662	535,929	536,378
	US$/oz	1,747	1,395	1,259	1,254
Operating cost[2]	R/t	470	446	648	937
	US$/t	29	31	49	70
	R/kg	634,596	637,681	490,209	408,773
	US$/oz	1,199	1,372	1,151	956
Adjusted EBITDA[3]	Rm	7,770	(969)	1,362	5,309
Adjusted EBITDA margin[4]	%	28	(5)	7	23
All-in sustaining cost[5]	R/kg	743,967	717,966	557,530	482,693
	US$/oz	1,406	1,544	1,309	1,128
All-in sustaining cost margin[6]	%	20	(11)	(4)	10
All-in cost[5]	R/kg	756,351	735,842	583,409	501,620
	US$/oz	1,429	1,583	1,370	1,173
All-in cost margin[6]	%	18	(13)	(9)	6
Capital expenditure
Total capital expenditure	Rm	2,997	2,066	3,248	3,410

[1]	The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes recycling material which is excluded from the 2E PGM production, average basket price, operating cost, All-in sustaining cost and All-in cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace

[2]	Operating cost is the average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled in the same period, and operating cost per kilogram and ounce is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold or platinum group metals (PGM) produced in the same period

[3]	The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 28.9: Capital management

[4]	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue

[5]	Sibanye-Stillwater presents the financial measures “All-in sustaining costs”, “All-in costs”, “All-in sustaining cost per kilogram”, “All-in sustaining cost per ounce”, “All-in cost per kilogram” and “All-in cost per ounce”, which were introduced during the year ended 31 December 2013 by the World Gold Council (the Council). Despite not being a member of the Council at the time, Sibanye-Stillwater adopted the principles prescribed by the Council. The Council is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold from industry, consumers and investors and is not a regulatory organisation. The Council has worked with its member companies to develop a metric that expands on International Financial Reporting Standards (IFRS) measures such as cost of goods sold and currently accepted non-IFRS measures to provide relevant information to investors, governments, local communities and other stakeholders in understanding the economics of gold mining operations related to expenditures, operating performance and the ability to generate cash flow from operations. This is especially true with reference to capital expenditure associated with developing and maintaining gold mines, which has increased significantly in recent years and is reflected in this metric

All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce metrics are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies

All-in costs excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings

All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure growth

For a reconciliation of cost of sales, before amortisation and depreciation to All-in costs, see –Overview–Management’s discussion and analysis of the financial statements–2020 financial performance compared with 2019–Cost of sales–All-in costs

[6]	All-in sustaining cost margin is defined as revenue minus All-in sustaining costs divided by revenue. All-in cost margin is defined as revenue minus All-in costs divided by revenue

[7]	The total SA PGM operations unit cost benchmarks (including capital expenditure) exclude the financial results of Mimosa, which is equity accounted, and excluded from revenue and cost of sales
Sibanye-Stillwater Annual Financial Report 2020	291

FOUR-YEAR FINANCIAL PERFORMANCE continued

		2020	2019	2018	2017
Group financial statistics[1]
Income statement
Revenue	Rm	127,392	72,925	50,656	45,912
Cost of sales, before amortisation and depreciation	Rm	75,776	56,100	41,515	36,483
Amortisation and depreciation	Rm	(7,592)	(7,214)	(6,614)	(5,700)
Profit/(loss) for the year	Rm	30,622	433	(2,521)	(4,433)
Profit/(loss) for the year attributable to owners of Sibanye-Stillwater	Rm	29,312	62	(2,500)	(4,437)
Basic earnings per share	cents	1,074	2	(110)	(229)
Diluted earnings per share	cents	1,055	2	(110)	(229)
Headline earnings per share	cents	1,068	(40)	(1)	(12)
Dividend per share	cents	321	-	-	60
Weighted average number of shares	’000	2,728,891	2,507,583	2,263,857	1,933,850
Diluted weighted average number of shares	’000	2,777,952	2,578,955	2,263,857	1,933,850
Number of shares in issue at end of period	’000	2,923,571	2,670,029	2,266,261	2,168,721
Statement of financial position
Property, plant and equipment	Rm	60,600	57,480	54,558	51,445
Cash and cash equivalents	Rm	20,240	5,619	2,549	2,062
Total assets	Rm	134,103	101,072	84,923	76,072
Net assets	Rm	70,716	31,138	24,724	23,998
Stated share capital	Rm	30,150	40,662	34,667	34,667
Borrowings[2]	Rm	18,383	23,736	24,505	25,650
Total liabilities	Rm	63,387	69,934	60,199	52,074
Statement of cash flows
Net cash from operating activities	Rm	27,149	9,464	12,197	2,741
Net cash used in investing activities	Rm	(9,937)	(4,865)	(7,744)	(28,144)
Net cash (used in)/from financing activities	Rm	(2,244)	(1,470)	(4,101)	26,807
Net increase in cash and cash equivalents	Rm	14,969	3,129	352	1,403
Other financial data
Adjusted EBITDA[3]	Rm	49,385	14,956	8,369	9,045
Net (cash)/debt[4]	Rm	(3,087)	20,964	21,269	23,176
Net (cash)/debt to adjusted EBITDA[5]	ratio	(0.06)	1.40	2.54	2.56
Net asset value per share[6]	R	24.19	11.66	10.91	11.07
Average exchange rate[7]	R/US$	16.46	14.46	13.24	13.31
Closing exchange rate[8]	R/US$	14.69	14.00	14.35	12.36
Share data
Ordinary share price – high	R	60.40	35.89	17.16	33.26
Ordinary share price – low	R	16.53	16.76	6.82	14.15
Ordinary share price at year end	R	60.00	35.89	10.02	15.78
Average daily volume of shares traded	’000	19,488	21,383	10,567	9,080
Market capitalisation at year end	Rbn	175.4	95.8	22.7	34.2

[1]	The selected historical consolidated financial data set out above have been derived from Sibanye-Stillwater’s consolidated financial statements for those periods and as at those dates which have been prepared in accordance with IFRS taking into account any changes in accounting principles. Headline earnings per share is calculated in terms of the guidance issued by the South African Institute of Chartered Accountants (SAICA), see –Consolidated financial statements–Notes to the consolidated financial statements–Note 12.3: Headline earnings per share
[2]	This represents total borrowings as per the consolidated financial statements, see–Consolidated financial statements–Notes to the consolidated financial statements–Note 28: Borrowings
[3]	The adjusted EBITDA is based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 28.9: Capital Management
[4]	Net (cash)/debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater, and, therefore, exclude the Burnstone Debt and include the deriative financial instrument up to the settlement of the US$ Convertible Bond. Net debt excludes cash of Bursntone. Where cash and cash equivalents exceed borrowings and bank overdraft this represents a net cash position and the negative amount is shown in brackets
[5]	Net (cash)/debt to adjusted EBITDA (ratio) is defined as net (cash)/debt as at the end of a reporting period divided by adjusted EBITDA of the last 12 months ending on the same reporting date. Where a net cash position arises the Net (cash)/debt to adjusted EBITDA (ratio) is negative and the amount is shown in brackets
[6]	Net asset value per share (ratio) is defined as total assets as at the end of a reporting period minus total liabilities as at the end of a reporting period divided by the total number of shares in issue on the same reporting date
[7]	The average exchange rate during the relevant period as reported by IRESS. The average exchange rate for the period through 15 April 2021 was R14.52/US. The following table sets forth the high and low exchange rates for each month during the previous six months

Month ended	High	Low
31 October 2020	16.73	16.19
30 November 2020	16.20	15.13
31 December 2020	15.28	14.54
31 January 2021	15.55	14.66
28 February 2021	15.13	14.46
31 March 2021	15.54	14.64
Through 15 April 2021	14.66	14.17

Sibanye-Stillwater Annual Financial Report 2020	292

FOUR-YEAR FINANCIAL PERFORMANCE continued

[8]	The closing exchange rate at period end. The closing exchange on 15 April 2021, as reported by IRESS, was R14.17/US$. Fluctuations in the exchange rate between the rand and the US dollar will affect the US dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the American Depositary Receipts (ADRs) on the NYSE. These fluctuations will also affect the US dollar amounts received by owners of ADRs on the conversion of any dividends paid in rand on the ordinary shares

Sibanye-Stillwater Annual Financial Report 2020	293

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS

The following discussion and analysis should be read together with Sibanye-Stillwater’s consolidated financial statements including the notes, which appear elsewhere in this annual financial report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. See Forward-looking statements for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual financial report. The comparison of the Group’s 2019 financial performance to the Group’s 2018 financial performance can be found on pages 271 to 291 of Sibanye Gold Limited’s Annual Report on Form 20-F for the year ended 31 December 2019 that was filed with United States Securities and Exchange Commission on 28 April 2020.

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

SA PGM operations

The Kroondal, Rustenburg, Marikana and Platinum Mile operations are located on the western limb of the Bushveld Complex in South Africa, while Mimosa is on the southern portion of the Great Dyke in Zimbabwe. Mimosa is a 50:50 joint venture with Impala Platinum Holdings Limited. Platinum Mile is a retreatment facility.

SA gold operations

The Driefontein, Kloof and Cooke operations are located on the West Rand of the Witwatersrand Basin, while Beatrix is in the southern Free State goldfields of the Basin. Sibanye-Stillwater also has an interest in surface tailings retreatment facilities located from the East Rand to the West Rand through our effective 50.66% stake in DRDGOLD Limited (DRDGOLD).

Projects

Our projects are:

• Marathon, a PGM project in Ontario, Canada

• Altar and Rio Grande, copper-gold projects in the Andes in north-west Argentina, close to the Chilean border

• Denison project, a PGM project in Ontario

• Akanani, Limpopo, Hoedspruit, Blue Ridge and Zondernaam PGM projects in South Africa

• Burnstone and the southern Free State gold projects in South Africa

At our PGM operations in South Africa and Zimbabwe, the primary PGMs produced are platinum, palladium and rhodium, which together with gold, are referred to as 4E (3PGM+Au). Production by ratio is approximately 60% (2019: 59%) platinum (Pt), 30% (2019: 30%) palladium (Pd), 8% (2019: 9%) rhodium (Rh) and 2% (2019: 2%) gold (Au). During 2019 Sibanye-Stillwater changed from a purchase of concentrate (POC) to a toll treatment (Toll) arrangement with Anglo American Platinum Limited (Anglo Plats) to smelt and refine concentrate from its Rustenburg operation but retains ownership of the refined 4E metal produced. At its Marikana operation all concentrate is refined by the precious metal refinery, Kroondal and Platinum mile operations remain on a POC agreement.

The US PGM operations primarily produce palladium (2020 and 2019: 78%) and platinum (2020 and 2019: 22%), referred to as 2E (or 2PGM). The PGM-bearing ore mined is processed and smelted to produce a PGM-rich filter cake. A third party refines the filter cake to produce refined PGMs.

The major sources of demand for PGMs are for use in autocatalysts and jewellery. Combined, these two areas accounted for around 53% (2019: 56%) of gross platinum demand in 2020. Gross autocatalyst demand alone accounted for 30% (2019: 32%) of platinum demand and for 89% (2019: 88%) of palladium demand in 2020.

Sibanye-Stillwater mines, extracts and processes gold-bearing ore at its SA gold operations to produce a beneficiated product, doré, which is then refined at Rand Refinery Proprietary Limited (Rand Refinery) into gold bars with a purity of at least 99.5% in accordance with the London Bullion Market Association’s standards of Good Delivery. Sibanye-Stillwater holds a 44% interest in Rand Refinery, one of the largest refiners of gold globally, and the largest in Africa. Sibanye-Stillwater sells the refined gold to its customers who are international and local banks based in South Africa and a residual amount, below 5%, is sold to Rand Refinery.

The main sources of demand for gold are as a store of value (such as central bank holdings), as an investment (exchange traded funds, bars and coins), jewellery and for various industrial purposes.

In 2020, Sibanye-Stillwater delivered attributable PGM production of 0.60Moz (2E) (2019: 0.59Moz (2E)) and 1.58Moz (4E) (2019: 1.61Moz (4E)), and produced 30,561kg (0.98Moz) (2019: 29,009kg (0.93Moz)) of gold, from its US PGM, SA PGM and SA gold operations respectively.

During the 2020 year, Sibanye-Stillwater recognised a record profit of R30,622 million (2019: profit of R433 million), of which R29,312 million (2019: R62 million) is attributable to the owners of Sibanye-Stillwater.

At 31 December 2020, Sibanye-Stillwater had 2E PGM mineral reserves of 26.9Moz (2019: 26.9Moz), 4E PGM mineral reserves of 39.5Moz (2019: 28.2Moz), and gold mineral reserves of 15.5Moz (2019: 15.4Moz).

The following financial review provides stakeholders with greater insight into the financial performance and position of the Group during the periods indicated.

Sibanye-Stillwater Annual Financial Report 2020	294

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

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

As detailed previously, PGM and gold hedging is considered under one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; financing projects; or to safeguard the viability of higher cost operations, see –Consolidated financial statements– Notes to the consolidated financial statements–Note 36.2: Risk management activities.

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

The volatility of the price of platinum is illustrated in the platinum price table below (which shows the annual high, low and average of the market price of platinum). Over the period from 2018 to 2020, the platinum price has fluctuated between a high price of US$1,074/oz and a low price US$605/oz.

	US$/oz1,2
Platinum	High	Low	Average
2018	1,025	770	879
2019	985	777	864
2020	1,074	605	885
2021 (through 31 March 2021)	6,340	1,043	1,159
1	Rounded to the nearest US dollar
2	Metal price sourced from IRESS

The market price of platinum was US$1,070/oz at 31 December 2020 and was US$1,174/oz on 15 April 2021.

The volatility of the price of palladium is illustrated in the palladium price table below (which shows the annual high, low and average of the market price of palladium). Over the period from 2018 to 2020, the palladium price has fluctuated between a high price of US$2,814/oz and a low price US$857/oz.

	US$/oz1,2
Palladium	High	Low	Average
2018	1,265	857	1,038
2019	1,993	1,260	1,570
2020	2,814	1,589	2,203
2021 (through 31 March 2021)	2,675	2,249	2,405
1	Rounded to the nearest US dollar
2	Metal price sourced from IRESS

The market price of palladium was US$2,371/oz at 31 December 2020 and was US$2,680/oz on 15 April 2021.

The volatility of the price of rhodium is illustrated in the rhodium price table below (which shows the annual high, low and average of the market price of rhodium). Over the period from 2018 to 2020, the rhodium price has fluctuated between a high price of US$16,650/oz and a low price US$1,690/oz.

Sibanye-Stillwater Annual Financial Report 2020	295

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

	US$/oz1,2
Rhodium	High	Low	Average
2018	2,600	1,690	2,255
2019	6,150	2,460	4,040
2020	16,650	5,500	11,174
2021 (through 31 March 2021)	29,800	17,000	23,177
1	Rounded to the nearest US dollar
2	Metal price sourced from IRESS

The market price of rhodium was US$16,650/oz at 31 December 2020 and was US$28,100/oz on 15 April 2021.

The market price of gold has historically been volatile and is affected by numerous factors over which Sibanye-Stillwater has no control, such as general supply and demand, speculative trading activity and global economic drivers. Further, over the period from 2018 to 2020, the gold price has fluctuated between a high price of US$2,067/oz and a low price US$1,177/oz.

The volatility of the price of gold is illustrated in the gold price table below (which shows the annual high, low and average of the London afternoon fixing price of gold).

	US$/oz1,2
Gold	High	Low	Average
2018	1,360	1,177	1,269
2019	1,546	1,270	1,393
2020	2,067	1,472	1,770
2021 (through 31 March 2021)	1,957	1,684	1,794
1	Rounded to the nearest US dollar
2	Metal price sourced from IRESS

The London afternoon fixing price of gold was US$1,891/oz at 31 December 2020 and was US$1,757/oz on 15 April 2021.

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

As a general rule, Sibanye-Stillwater does not enter into long-term currency hedging arrangements and is mainly exposed to the spot market exchange rate. Sibanye-Stillwater’s SA PGM and gold operations’ costs are primarily denominated in rand (with the exception of Mimosa), and forward cover could be considered for significant expenditures based in foreign currency or those items which have long lead times to production or delivery, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 36.2: Risk management activities.

Costs

Sibanye-Stillwater’s cost of sales, before amortisation and depreciation comprise mainly labour and contractor costs, power and water, processing and smelting and consumable stores which include, inter alia, explosives, timber, cyanide, chemicals, steel balls, flotation collector, and other consumables. Sibanye-Stillwater expects that its cost of sales, particularly the input costs noted above, are likely to continue to increase in the near future and will be driven by inflation, general economic trends, market dynamics and other regulatory changes. In order to restrict these cost inputs, there is a continuous programme driven by operational initiatives throughout the Group to improve efficiencies and productivity. The SA gold operations have been restructured through a S189 consultation process as a consequence of ongoing financial losses experienced at the Beatrix and Driefontein mines with the process concluding on 5 June 2019. The Marikana operation, acquired during June 2019, has also been restructured through a S189 consultation process pursuant to ongoing financial losses experienced at these operations with certain shafts having reached the end of their economic reserve lives. The aim of the restructuring was the rationalisation of overheads and the realisation of other synergies and efficiencies required to restore profitability and ensure the sustainability of the remaining shafts at the Marikana operation. This process was concluded on 16 January 2020. The integration of the Marikana operation progressed smoothly notwithstanding the COVID-19 interruptions, delivering corporate and operational synergies of approximately R1,830 million per annum by the end of 2020, well above the initial transaction estimates of approximately R730 million per annum.

Following the outbreak of COVID-19 in South Africa, on 23 March 2020, the President of the Republic of South Africa announced a nation-wide lockdown for 21 days effective from midnight on 26 March 2020, which was extended for a further 14 days, bringing the total to 5 weeks. Sibanye-Stillwater implemented measures to place its SA Gold and SA PGM operations on care and maintenance, as required under the lockdown regulations. During the initial lockdown period there was no production from our South African operations and the following initiatives were implemented to preserve liquidity at these operations:

• reduced variable overhead costs due to care and maintenance only, with costs limited to security, water pumping and ventilation;

• monitoring of infrastructure at shafts and plants, and consumables associated with each activity;

• reduced labour cost from the third week of lockdown onwards; and

Sibanye-Stillwater Annual Financial Report 2020	296

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

• force majeure announced to contractors not involved in the care and maintenance activity.

On 16 April 2020 a notice was published by the South African government which allowed for South African mining operations to be conducted at a reduced capacity of not more than 50%. From 17 April 2020, management commenced implementing its strategy to mobilise the required employee complement to safely ramp up production at our South African operations to the initial restricted 50%. Subsequent directives issued by the Minister of Mineral Resources and Energy and the easing of lockdown restrictions allowed for the controlled ramp up of production under stringent regulations. These measures had a significant adverse impact on the production from our South African operations during Q2 2020. At 30 June 2020 the SA Gold and SA PGM operations were at a production capacity of 86% and 73%, respectively.

Management’s strategy to safely mobilise employees and ramp up to near normal production levels by the end of 2020 was successfully delivered. By the end of December 2020 the SA gold operations were almost ramped up to normal production capacity, however the momentum of ramping up into January 2021 was disturbed by the Christmas break whereby the pace of employees returning back was slower than anticipated, especially those foreign nationals returning from the Southern African Development Community (SADC) countries where stricter border controls were implemented. The return to work was impacted due to the extended screening process and compliance requirements linked to the National Government level 3 lockdown regulations which was imposed in December 2020 and January 2021. By the end of December 2020, the SA PGM operations were ramped up to normal production capacity, however the momentum of ramping up into January 2021 was also disturbed by the Christmas break whereby the pace of employees returning back was slower than anticipated due to the extended screening process. The extended period of screening was caused by the compliance requirements to level 3 National government lockdown regulations which require every employee returning from the Christmas break to be tested and screened for COVID-19. During H1 2020, capital expenditure at the South African operations was deferred to H2 2020 mainly due to the COVID-19 lockdowns, with capital expenditure in H2 2020 mainly incurred in the Infrastructure, safety and compliance projects. The deferral of such capital expenditure projects will flow into Q1 2021 and has been reflected as an increase in the 2021 capital expenditure plan.

Although no formal lock down was experienced at our US PGM operations during 2020, the operational performance of our US PGM operations was negatively impacted by COVID-19, with proactive COVID-19 measures required to mitigate the spread of the COVID-19 pandemic and contain liquidity for the Group. This, amongst others, resulted in the deferral of capital project activity, the delay in receipt of key sustaining and growth capital items and a curtailment in recycling operation activity for a portion of 2020. The need to demobilise key project contractors during the onset of COVID-19, together with force majeure declaration’s on key infrastructure projects, contributed to the Stillwater East (Blitz) project being delayed by 24 months. The US PGM recycling operations saw a noticeable market liquidity driven slowdown early on in the pandemic, although a recovery in the secondary supply market occurred during the second half of 2020, resulting in a buildup in recycled inventory towards the end of 2020. The US PGM Operations saw production losses of approximately 4% due to COVID-19 during 2020.

From December 2020 South Africa experienced a second wave of COVID-19 infections that, if not contained, could affect the production from our South African operations. Although the South African government introduced a level 3 lock down commencing from 28 December 2020, this did not impose further restrictions on our South African operations. COVID-19 infection rates remain high across the United States and the US PGM Montana operations continue to operate under strict COVID-19 protocols.

The South African inflation rate or Consumer Price Index (CPI) was 3.3% in 2020 (2019: 4.1%). Inflation in the mining industry has historically been higher than CPI driven by above inflation wage increases and electricity tariffs.

Sibanye-Stillwater’s operations are labour intensive. Labour represented 31% and 37% of cost of sales, before amortisation and depreciation during 2020 and 2019, respectively.

At the US PGM operations the collective bargaining agreement covering certain employees at the Stillwater Mine and the Metallurgical Processing facilities concluded the wage negotiations in April 2019. The new five-year agreement has similar terms to the prior agreement, with minor revisions. In terms of the agreement there was a 2.75% increase for all job categories effective from 15 April 2019, followed by annual increases of 2.5% for 2020, 3.0% in 2021, 2.5% in 2022 and 3.0% in 2023, all of which are effective annually on 1 June.

Negotiations with the United Steel Workers International Union (USW) regarding East Boulder were concluded towards year-end 2017. A new four-year wage contract was signed that included a two-year extension. The next wage negotiations will be in December 2021. The agreed wage increases were a 1.0% increase effective 1 January 2018 and a US$1,000 bonus that was paid by 1 February 2018, followed by annual increases of 2.0% for 2019, 2.5% in 2020 and 2.0% in 2021, all of which are effective annually on 1 January.

Sibanye-Stillwater concluded a three-year wage agreement for its Kroondal operation on 23 October 2020. The wage agreement was signed with the National Union of Mineworkers and the Association of Mineworkers and Construction Union (AMCU), in respect of wages and conditions of service for a three-year period from 1 July 2020 to 30 June 2023. The basic wage increase for Category 4-9 surface and underground employees for the first year, is 5% or R1000 per month whichever is higher for each of the three years. Miners, artisans and officials will also receive 5% or R1,000 per month whichever is higher per annum over the three-year period.

Sibanye-Stillwater concluded a three-year wage agreement at the SA PGM operations on 15 November 2019, for its Rustenburg and Marikana operations which comprise the majority of its SA PGM operations, with the AMCU at the Marikana operation and AMCU and UASA (formerly known as United Association of South Africa) at the Rustenburg operation in respect of wages and conditions of service for the period 1 July 2019 to 30 June 2022. The agreement allows for increases to the basic wage of Category 4-9 surface and underground employees for both the Marikana and Rustenburg operations of R1,000 per month or 5% whichever is the higher in the first year, R1,000 per month or 5% whichever is the higher in the second year and R1,000 per month or 5% whichever is the higher in the third year. The pensionable base pay will increase by 3.5% for the Marikana operation over each of the next three years while the Rustenburg pensionable base pay and allowance base will increase by 5% over each of the next three years. In both operations the rock drill operators’ allowance also increases by R100 per month for each of the three years. Miners, artisans and officials will receive R1,000 per month or 5% whichever is the higher per year for the three years.

The SA gold operations, signed a three-year wage agreement on 14 November 2018 with the National Union of Mineworkers (NUM), Solidarity and UASA in respect of wages and conditions of service for the period from 1 July 2018 to 30 June 2021. The agreement allows for increases to

Sibanye-Stillwater Annual Financial Report 2020	297

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

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

Despite above inflation increases in electricity tariffs, power and water, in total they comprised only 9% and 11% of cost of sales, before amortisation and depreciation in 2020 and 2019, respectively.

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

Production

Sibanye-Stillwater’s revenues are driven by its production levels and the price it realises from the sale of PGMs, gold and associated co- and by-products, as discussed above. Production can be affected by a number of factors including mining grades, safety related work stoppages, industrial action, and other mining related incidents and any global black swan event such as the COVID-19 pandemic. These factors could have an impact on production levels in the future.

At Sibanye-Stillwater’s US PGM operations the Fill The Mill (FTM) project at the East Boulder mine was commissioned on time achieving a sustainable annual run rate of 40,000 oz per annum in December 2020. The strategy to increase production levels continues with the Blitz project, which is expected to be delayed by up to two years. COVID-19 negatively affected productivity and caused equipment and material delays as a result of associated supply chain challenges. As a consequence capital projects not on the project critical path, were delayed in the interest of contractor deployment efficiency. Key project build components were also negatively impacted by some suppliers of key project components declaring a force majeure. Productivity was affected by additional time required to accommodate social distancing requirements, resulting in the US PGM operations achieving 89% of planned production levels for Q2 2020. While the US PGM operations were able to continue operating during the COVID-19 pandemic, the pandemic has resulted in further cost inflation. Mined 2E PGM production for 2020 of 603,067 2Eoz, was 2% higher than for the comparable period in 2019, with the state of Montana significantly impacted by the increased COVID-19 infections during Q4 2020. 3E PGM recycling for 2020 decreased by 2% to 840,170 3Eoz primarily due to lower deliveries for Q2 2020 as a result of the disrupted supply chains earlier in the year. Recycling receipts increased significantly during Q4 as supply chains normalised.

The operational performance from the SA PGM operations was commendable considering the sizeable challenges and operating adjustments required during the year. 4E PGM production of 1,576,507 4Eoz (including attributable ounces from Mimosa) for 2020 was 2% lower than 2019, with production building back to pre COVID-19 rates by November 2020, well ahead of expectation. 4E PGM production for H2 2020 was 40% higher than H1 2020.

The SA gold operations achieved 54% of expected production for Q2 2020, a 32% decline compared to Q1 2020. Notwithstanding COVID-19 impacts, production from the SA gold operations for H1 2020 was higher than for the comparable period in 2019 due to the impact of the strike in H1 2019. The COVID-19 disruptions affected most of the April 2020 milling period with a steady buildup from May into June. By the end of June almost 70% of the teams had returned to work and were operating at slightly above planned efficiency levels. Gold production at the managed SA gold operations of 25,190kg (809,877oz) for 2020 was 8% higher than 2019. However, due to the impact of the strike and the underground fire during 2019 compared to the impact of COVID-19 during 2020, these two periods are not directly comparable.

Sibanye-Stillwater’s SA PGM and gold operations are subject to South African health and safety laws and regulations that impose various duties on Sibanye-Stillwater’s mines while granting the authorities powers to, among other things, close or suspend operations and order corrective action relating to health and safety matters. During 2020, Sibanye-Stillwater’s SA PGM operations experienced 29 work stoppages (2019: 35) and the SA gold operations experienced 43 work stoppages (2019: 85) in terms of Section 54.

In recent years, the South African mining industry has experienced increased union unrest. The entry of unions such as AMCU, which has become a significant rival to the traditionally dominant NUM, has resulted in more frequent industrial disputes, including violent protests, intra-union violence and clashes with police authorities. On 21 November 2018, a strike was called by AMCU at the SA gold operations and response plans were put in place to maintain peace and stability in order to ensure the safety of Sibanye-Stillwater’s employees as far as possible, mitigate financial losses by optimising production through the concentration of underground mining activity to specific operating areas, and reducing fixed costs by switching off services and utilities across areas where production activity was suspended. Despite these plans having been implemented across the SA gold operations, the strike action continued to impact on our operations to varying extents in the 2019 year. The strike was resolved on 17 April 2019 after an agreement was reached but there was a delayed ramp up to full production which was only achieved during Q4 2019.

Sibanye-Stillwater’s 2021 strategic focus areas are:

•	Building a values based culture;
•	Focusing on safe production and operational excellence;

Sibanye-Stillwater Annual Financial Report 2020	298

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

•	Pursuing value-accretive growth based on a strengthened equity rating;
•	Optimising capital allocation;
•	Embedding ESG excellence as the way we do business; and
•	Prospering in South Africa’s investment climate.

Through strategic capital allocation Sibanye-Stillwater aims to create superior value for all stakeholders whilst ensuring sustainable operations.

Royalties, carbon tax and mining tax

South African mining operations pay a royalty tax to the South African government. Revenue from mineral resources in South Africa are subject to the Mineral and Petroleum Resource Royalty Act 2008 (Royalty Act). The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Royalty Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Royalty Act) minerals payable to the State. The formula for calculating royalties takes into account whether the mineral is refined or unrefined and the profitability of individual operations. The maximum royalty payable on refined minerals and unrefined minerals is 5% and 7%, respectively.

Carbon tax is a tax in response to climate change, which is aimed at reducing greenhouse gas emissions in a sustainable, cost effective and affordable manner. In South Africa the Carbon Tax Act of 2019 came into effect on 1 June 2019.The South African Government introduced Carbon tax based on a polluter-pays-principle and the aim of which is to help ensure that companies and consumers take the negative adverse costs (externalities) of climate change into account in their future production, consumption and investment decisions. The group has provided for carbon tax of R5 million for 2020 (2019: R13 million). The decrease in the carbon tax payable was due to the exclusion of fugitive mine methane from the Greenhouse Gas reporting regulation for the gold operations and the replacement of the coal boiler at Beatrix with an electric boiler during August 2020 which resulted in reduced emissions.

Under South African tax legislation, gold mining companies and non-gold mining companies are taxed at different rates. Sibanye-Stillwater’s SA gold operations are subject to the gold tax formula on their respective mining incomes. The formula calculating tax payable, is affected by the profitability of the applicable gold mining operation. In addition, these gold mining operations are ring fenced from a capital expenditure perspective. As a result, only taxable losses can be offset between these operations to reduce taxable income from another operation. Depending on the profitability of the operations, the tax rate can vary significantly from year to year. Sibanye-Stillwater’s SA PGM operations are subject to the tax at the statutory rate of 28% and the mining operations are also ring fenced from a capital expenditure perspective.

Under United States tax legislation there are no federal taxes specific to minerals extraction. General federal, state, county and municipal taxes apply to mining companies, including income taxes, payroll taxes, sales taxes, property taxes and use taxes. Federal tax laws generally do not distinguish between domestic and foreign mining operators. Sibanye-Stillwater’s US PGM operations are subject to a statutory tax rate of 21% and are subject to tax in the states of Montana, New Jersey and Pennsylvania.

Capital expenditure

Sibanye-Stillwater will continue to invest capital in new and existing infrastructure and possible growth opportunities. In South Africa only the best projects inter alia those with low capital intensity, short lead time and quick payback currently meet the required investment hurdle rates. Therefore, management will be required to consider, on an ongoing basis, the capital expenditure necessary to achieve its sustainable production objectives against other demands on cash.

As part of its strategy, Sibanye-Stillwater may investigate the potential exploitation of mineralisation below its current infrastructure limits as well as other capital-intensive projects.

In 2020, Sibanye-Stillwater’s total capital expenditure was R9,616 million (2019: R7,706 million).

Capital expenditure at the US PGM operations for 2020 was 30% higher than for 2019 at R4,422 million with sustaining capital 50% higher at R2,037 million and growth capital 17% higher at R2,385 million mainly incurred at Stillwater East (SWE) and in completing the FTM project. The operating review on the SWE Blitz project has indicated a delay of up to two years, with production from SWE expected to reach the steady state run rate during 2024. SWE has experienced various operational challenges and disruptions over the last 18 months, including:

•	ground conditions necessitated modifications to mining methods and ground support to ensure safe extraction;
•	ventilation constraints temporarily resulted in concentrated mining fronts leading to sporadic elevated DPM levels that required ventilation modifications to remedy;
•	higher than expected water ingress requires extensive grouting campaigns negatively impacting primary and secondary development efficiencies; and
•

COVID-19 negatively affected productivity and caused equipment and material delays as a result of associated supply chain challenges. As a consequence capital projects not on the project critical path, were delayed in the interest of contractor deployment efficiency. Key project build components were also negatively impacted by some suppliers of key project components declaring of force majeure.

Capital expenditure at the SA PGM operations decreased marginally by 2% from R2,248 million in 2019 to R2,197 million in 2020, mainly due a deferral of capital expenditure during the first half of the 2020 year as a result of the COVID-19 lockdown.

Capital expenditure at the managed SA gold operations for 2020 was 34% higher than for 2019 at R2,656 million largely driven by ore reserve development expenditure increasing by 34% to R1,786 million and sustaining capital increasing by 42% to R672 million. The higher capital expenditure at the SA gold operations during 2020 was due to capital expenditure coming off a low base from 2019 as a result of the gold strike.

Sibanye-Stillwater expects to spend approximately R13.6 billion on capital in 2021, which includes the capital expenditure of DRDGOLD.

Sibanye-Stillwater Annual Financial Report 2020	299

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

The actual amount of capital expenditure will depend on a number of factors, such as production volumes, the commodity prices and general economic conditions and may differ from the amount forecast above. Some of these factors are outside of the control of Sibanye-Stillwater.

Scheme of arrangement

On 4 October 2019 Sibanye Gold Limited (SGL) and Sibanye-Stillwater, a previously dormant wholly owned subsidiary of SGL, announced the intention to implement a scheme of arrangement to reorganise SGL’s operations under a new parent company, Sibanye-Stillwater (the “Scheme”). The Scheme was implemented through the issue of Sibanye-Stillwater shares (tickers: JSE – SSW and NYSE – SBSW) in exchange for the existing shares of SGL (JSE – SGL and NYSE – SBGL).

On 23 January 2020 SGL and Sibanye-Stillwater announced that all resolutions for the approval of the Scheme, were passed by the requisite majority votes at the Scheme meeting held at the SGL Academy. The Scheme was implemented on 24 February 2020.

Sibanye-Stillwater determined that the acquisition of SGL did not represent a business combination as defined by IFRS 3 Business Combinations. This is because neither party to the Scheme could be identified as an accounting acquirer in the transaction, and post the implementation there would be no change of economic substance or ownership in the SGL Group.

The SGL shareholders have the same commercial and economic interest as they had prior to the implementation of the Scheme and no additional new ordinary shares of SGL were issued as part of the Scheme. Following the implementation of the Scheme, the consolidated financial statements of Sibanye-Stillwater therefore reflects that the arrangement is in substance a continuation of the existing SGL Group. SGL is the predecessor of Sibanye-Stillwater for financial reporting purposes and following the implementation of the Scheme, Sibanye-Stillwater’s consolidated comparative information is presented as if the reorganisation had occurred before the start of the earliest period presented.

In order to effect the reorganisation in the Group at the earliest period presented in the consolidated financial statements, a reorganisation reserve was recognised at 31 December 2017 to adjust the previously stated share capital of SGL of R34,667 million to reflect the stated share capital of Sibanye-Stillwater of R1 at that date. The reorganisation reserve was adjusted for previously recognised movements in the stated share capital of SGL between 31 December 2017 and 24 February 2020. The issue of shares at the effective date of the Scheme, was recorded at an amount equal to the net asset value of the unconsolidated SGL company at that date, with the difference recognised as a reorganisation reserve, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 26: Stated share capital.

Since the consolidated financial statements of Sibanye-Stillwater are in substance a continuation of the existing SGL Group, the shares used in calculating the weighted average number of issued shares is based on the issued stated share capital of the listed entity at that stage, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 12: Earnings per share.

As a result of the above, earnings per share measures are based on SGL’s issued shares for comparative periods. For purposes of Sibanye-Stillwater’s earnings per share measures for the year ended 31 December 2020, shares issued as part of the Scheme were treated as issued from the beginning of the current reporting period so as to reflect the unchanged continuation of the Group. No weighting was required as there were no changes in the issued share capital of SGL from the beginning of the current period up to the effective date of the Scheme. Shares issued after the implementation of the Scheme were time-weighted as appropriate.

Sibanye-Stillwater Annual Financial Report 2020	300

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

2020 financial performance compared with 2019

Group profit for the year increased from R433 million in 2019 to R30,622 million in 2020. The reasons for this increase are discussed below.

The primary factors explaining the movements in profit are set out in the table below.

			% Change
Figures in million - SA rand	2020	2019	2020/2019
Revenue	127,392	72,925	75
Cost of sales	(83,369)	(63,315)	32
Interest income	1,065	560	90
Finance expense	(3,152)	(3,303)	(5)
Share-based payments	(512)	(363)	41
Loss on financial instruments	(2,450)	(6,015)	(59)
(Loss)/gain on foreign exchange differences	(255)	326	(178)
Share of results of equity-accounted investees after tax	1,700	721	136
Reversal of impairments/(impairments)	121	(86)	241
Occupational healthcare expense	(52)	40	(230)
Gain on acquisition	-	1,103	(100)
Restructuring costs	(436)	(1,252)	(65)
Transaction costs	(139)	(448)	(69)
Care and maintenance costs	(814)	(766)	6
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	464	(89)	621
Strike related costs	(1)	(402)	100
Loss on settlement of US$ Convertible Bond	(1,507)	-	100
Cost incurred on employee and community trusts	(508)	(50)	916
Corporate and social investment costs	(258)	(150)	72
Non-recurring COVID-19 costs	(97)	-	100
Net other income/(costs)	58	(292)	120
Profit/(loss) before royalties, carbon tax and tax	37,250	(856)	(4,452)
Royalties	(1,765)	(431)	310
Carbon tax	(5)	(13)	(62)
Profit/(loss) before tax	35,480	(1,300)	(2,829)
Mining and income tax	(4,858)	1,733	380
Profit for the year	30,622	433	6,972

The President of the Republic of South Africa announced a nation-wide lockdown from midnight 26 March 2020, which was amended through a notice published by the South African government on 16 April 2020 allowing for our South African mining operations to be conducted at a reduced capacity of not more than 50%. From 17 April 2020, management commenced implementing its strategy to mobilise the required employee complement to safely ramp up production at our South African operations to the initial restricted 50%. Subsequent directives issued by the Minister of Mineral Resources and Energy and the easing of lockdown restrictions allowed for the controlled ramp up of production under stringent regulations. As a result, the SA gold and SA PGM operations safely mobilised employees and ramped up production successfully to near pre-COVID-19 production levels by the end of the 2020 financial year. The Marikana operation’s operational and financial results were included for a full year in 2020 and for seven months in 2019. The 2019 financial performance was affected by the loss in production due to the strike at the SA gold operations that came to an end on 17 April 2019 and the decrease in revenue due to the buildup in inventory at the Rustenburg operation resulting from the change from a POC to a Toll agreement.

Revenue

Revenue increased by 75% to R127,392 million in 2020 from R72,925 million in 2019, driven by higher precious metals prices and sales quantities during 2020.

Revenue from the US PGM operations increased by 68% to R45,154 million in 2020 from R26,865 million in 2019, due to a higher average 2E basket price received, which increased by 36% to US$1,906/2Eoz in 2020 from US$1,403/2Eoz in 2019, mainly as a result of higher US$ precious metal prices combined with a 14% weaker average rand against the US dollar exchange rate for 2020. Revenue from recycling increased by 74% mainly as a result of higher precious metal prices partially offset by lower volumes.

Revenue from the SA PGM operations increased by 99% to R54,913 million in 2020 from R27,578 million in 2019, mainly due to higher sales volumes and a higher average 4E basket price received, which increased by 83% to R36,651/4Eoz in 2020 from R19,994/4Eoz in 2019. Notwithstanding the negative impact of COVID-19, both the Marikana and Rustenburg operations had higher sales volumes of 44% and 27% respectively, with the Marikana operation benefiting from being included for a full year in 2020. The change from POC to Toll agreement during 2019 at the Rustenburg operation resulted in an inventory buildup during Q1 of 2019 with the consequence of lower sales volumes.

Revenue from the SA gold operations increased by 49% to R27,869 million in 2020 from R18,644 million in 2019. Revenue from the managed SA gold operations of R22,818 million in 2020, excluding DRDGOLD of R5,051 million (2019: R3,621 million), increased by 52% due to the 42% higher gold price.

Sibanye-Stillwater Annual Financial Report 2020	301

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Cost of sales

Cost of sales increased by 32% to R83,369 million in 2020 from R63,315 million in 2019, due to the incorporation of the Marikana operation for a full year in 2020, higher sales volumes from the Rustenburg operation and higher recycling costs incurred at the US PGM operations of R10,775 million driven by higher purchase costs due to increased PGM commodity prices.

The primary drivers of cost of sales are set out in the table below.

The analysis that follows provides a more detailed discussion of cost of sales, together with the total cash cost, All-in sustaining cost and All-in cost.

			% Change
Figures in million - SA rand	2020	2019	2020/2019
Salaries and wages	23,850	21,216	12
Consumable stores	16,404	12,784	28
Utilities	6,801	6,089	12
Mine contracts	3,790	3,566	6
Recycling	24,417	13,969	75
Other	4,664	1,878	148
Ore reserve development costs capitalised	(4,150)	(3,402)	22
Cost of sales, before amortisation and depreciation	75,776	56,100	35
- US PGM operations	32,003	19,569	64
- SA PGM operations	24,723	18,197	36
- SA gold operations, excluding Cooke and DRDGOLD	15,457	14,981	3
- Cooke	671	617	9
- DRDGOLD	2,922	2,736	7
Amortisation and depreciation	7,593	7,214	5
- US PGM operations	2,728	2,286	19
- SA PGM operations	2,072	1,919	8
- SA gold operations, excluding Cooke and DRDGOLD	2,577	2,822	(9)
- Cooke	14	15	(7)
- DRDGOLD	202	172	17
Total cost of sales	83,369	63,314	32
- US PGM operations	34,731	21,855	59
- SA PGM operations	26,795	20,116	33
- SA gold operations, excluding Cooke and DRDGOLD	18,034	17,803	1
- Cooke	685	632	8
- DRDGOLD	3,124	2,908	7

Cost of sales, before amortisation and depreciation

Cost of sales, before amortisation and depreciation increased by 35% to R75,776 million in 2020 from R56,100 million in 2019. This included cost of sales, before amortisation and depreciation of R32,003 million from the US PGM operations, which increased by 64% mainly due to the R10,449 million increase in recycling costs and higher royalties paid of 38$/oz, both due to higher PGM basket prices. Cost of sales, before amortisation and depreciation from the SA PGM operations increased by 36% or R6,526 million mainly due to the inclusion of Marikana for a full year and higher sales volumes from the Rustenburg operation due to lower production volumes in Q1 of 2019 when stock levels were built-up following the change from POC to Toll agreement with Anglo Plats. Cost of sales, before amortisation and depreciation at the SA gold operations excluding DRDGOLD increased by 3% to R16,128 million in 2020 from R15,598 million in 2019 mainly due to 7% higher volumes. The higher volumes are mainly due to the lower base following the significant impact of the gold strike on 2019 volumes, where certain shafts were completely shut down during the strike, coupled with the impact of an underground fire at Kloof, partially offset by the impact of COVID-19 on the 2020 volumes. Cost of sales, before amortisation and depreciation at DRDGOLD of R2,922 million increased by 7% mainly due to an increase in the tons treated.

Amortisation and depreciation

Amortisation and depreciation increased by 5% to R7,593 million in 2020 from R7,214 million in 2019. The amortisation and depreciation from the US PGM operations for 2020 increased by 19% to R2,728 million due to a 2% increase in mine production and large capital items commissioned at the US PGM operations. The amortisation and depreciation from the SA PGM operations increased by 8% to R2,072 million in 2020 due to the inclusion of the Marikana operation for a full year, partially offset by lower production volumes in 2020. The amortisation and depreciation for 2020 at the SA gold operations excluding DRDGOLD (R202 million) decreased by 9% to R2,591 million, mainly due to the capital expenditure not being evenly spent during 2020 due to COVID-19 (catch-up in Q4 2020), combined with the lower capital expenditure during 2019 as a result of the strike.

Sibanye-Stillwater Annual Financial Report 2020	302

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

All-in sustaining cost and All-in cost

All-in cost per ounce, was introduced in 2013 by the members of the World Gold Council. Sibanye-Stillwater has adopted the principle prescribed by the Council. This non-IFRS measure provides more transparency into the total costs associated with mining. The All-in cost per ounce metric provides relevant information to investors, governments, local communities and other stakeholders in understanding the economics of mining. This is especially true with reference to capital expenditure associated with developing and maintaining mines, which has increased significantly in recent years and is reflected in this metric. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total PGM produced/gold sold over the same period.

Non-IFRS measures such as All-in sustaining costs and All-in costs are the responsibility of the Group’s Board of Directors and is presented for illustration purposes only, and because of its nature, All-in sustaining costs and All-in costs should not be considered as a representation of financial performance under IFRS.

Sibanye-Stillwater Annual Financial Report 2020	303

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENT continued

Figures in million - SA rand	Group	Total US PGM operations Stillwater[1]	Total SA PGM operations	Rustenburg operations	Marikana operation	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items	Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Group Corporate and reconciling items
2020
Cost of sales, before amortisation and depreciation[3]	Rm	7,585.9	24,722.5	9,588.7	13,232.0	2,803.2	402.6	1,601.1	(2,905.1)	19,050.4	4,863.6	6,879.6	3,713.8	671.0	2,922.4	-
Plus:
Community costs[4]	Rm	-	107.1	7.6	99.5	-	-	-	-	150.6	29.7	45.8	59.3	-	15.8	-
Inventory change[5]	Rm	150.7	3,038.7	552.8	1,182.0	-	-	19.2	1,284.7	-	-	-	-	-	-	-
Share-based payments[6]	Rm	54.2	46.4	18.6	21.1	6.7	-	-	-	50.2	11.2	13.4	9.6	-	16.0	-
Royalties[7]	Rm	-	1,622.8	923.8	689.4	9.6	-	135.2	(135.2)	142.3	72.7	114.5	44.4	5.2	-	(94.5)
Carbon tax[8]	Rm	-	2.7	0.4	2.1	0.2	-	-	-	2.5	0.2	0.3	1.7	-	0.3	-
Rehabilitation[9]	Rm	28.9	242.3	4.9	151.8	85.6	-	3.9	(3.9)	217.7	51.0	33.2	56.2	53.7	18.6	5.0
Leases[10]	Rm	4.7	59.2	14.1	35.3	9.8	-	-	-	78.2	8.1	18.2	20.9	15.5	15.5	-
ORD[11]	Rm	1,239.2	1,124.8	417.0	707.8	-	-	-	-	1,786.2	742.3	722.2	321.7	-	-	-
Sustaining capital expenditure[12]	Rm	794.7	1,052.1	325.6	515.2	187.8	23.3	413.9	(413.7)	966.5	186.5	392.0	93.1	-	294.9	-
Less:
By-product credit[13]	Rm	(1,183.3)	(5,443.6)	(1,394.9)	(3,614.3)	(443.1)	7.6	(407.9)	409.0	(24.4)	(7.4)	(4.6)	(4.2)	(1.3)	(6.9)	-
All-in sustaining cost[14]	Rm	8,675.0	26,575.0	10,458.6	13,021.9	2,659.8	433.5	1,765.4	(1,764.2)	22,420.2	5,957.9	8,214.6	4,316.5	744.1	3,276.6	(89.5)
Plus:
Corporate cost, growth and other capital expenditure	Rm	2,384.9	52.7	-	33.0	-	19.7	-	-	373.2	-	155.4	0.2	-	46.2	171.4
All-in cost[14]	Rm	11,059.9	26,627.7	10,458.6	13,054.9	2,659.8	453.2	1,765.4	(1,764.2)	22,793.4	5,957.9	8,370.0	4,316.7	744.1	3,322.8	81.9
Gold sold/4E PGM produced/2E PGM produced	kg	18,758	49,035	17,467	20,419	6,123	1,208	3,819	-	30,136	7,554	10,752	5,286	1,125	5,419	-
	‘000oz	603.1	1,576.5	561.6	656.5	196.8	38.8	122.8	-	968.9	242.9	345.7	169.9	36.2	174.2	-
All-in sustaining cost[14]	R/kg									743,967	788,708	764,007	816,591	661,422	604,650	-
	R/oz	14,385	18,280	18,624	19,836	13,512	11,161	14,380	-
	US$/oz	874	1,111	1,131	1,205	821	678	874	-	1,406	1,490	1,444	1,543	1,250	1,143	-
All-in cost[14]	R/kg									756,351	788,708	778,460	816,629	661,422	613,176	-
	R/oz	18,339	18,317	18,624	19,886	13,512	11,668	14,380	-
	US$/oz	1,114	1,113	1,131	1,208	821	709	874	-	1,429	1,490	1,471	1,543	1,250	1,159	-

Sibanye-Stillwater Annual Financial Report 2020	304

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENT continued

Figures in million - SA rand	Group	Total US PGM operations Stillwater[1]	Total SA PGM operations	Rustenburg operations	Marikana operation[2]	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items	Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Group Corporate and reconciling items
2019
Cost of sales, before amortisation and depreciation[3]	Rm	5,600.8	18,196.6	6,466.9	8,439.9	3,076.3	213.6	1,336.3	(1,336.4)	18,334.4	4,438.6	6,872.9	3,669.3	617.3	2,736.3	-
Plus:
Community costs[4]	Rm	-	92.5	57.1	35.3	0.1	-	-	-	56.6	17.6	21.7	14.8	2.5	-	-
Inventory change5	Rm	325.8	4,664.2	4,182.4	481.8	-	-	-	-	-	-	-	-	-	-	-
Share-based payments[6]	Rm	53.4	-	-	-	-	-	-	-	64.2	-	-	-	-	64.2	-
Royalties[7]	Rm	-	357.3	295.8	54.0	7.5	-	77.1	(77.1)	73.7	16.5	34.0	19.0	4.1	-	0.1
Carbon tax[8]	Rm	-	0.9	0.3	0.5	0.2	-	-	(0.1)	12.0	0.1	0.1	11.8	-	-	-
Rehabilitation[9]	Rm	12.9	160.5	(8.9)	91.4	78.0	-	(4.3)	4.3	203.4	26.0	53.0	66.7	31.7	20.7	5.3
Leases[10]	Rm	2.4	46.1	13.8	23.7	8.6	-	-	-	61.1	8.1	20.9	15.4	16.7	-	-
ORD[11]	Rm	1,036.2	1,029.2	500.6	528.6	-	-	-	-	1,336.5	512.9	590.4	233.2	-	-	-
Sustaining capital expenditure[12]	Rm	321.7	1,203.2	316.3	660.4	212.8	13.3	343.1	(342.7)	514.4	163.0	238.1	70.5	-	42.8	-
Less:
By-product credit[13]	Rm	(619.6)	(3,601.7)	(1,758.1)	(1,313.5)	(529.2)	(0.9)	(334.8)	334.8	(19.8)	(4.1)	(5.0)	(3.7)	(1.9)	(5.1)	-
All-in sustaining cost[14]	Rm	6,733.6	22,148.8	10,066.2	9,002.1	2,854.3	226.0	1,417.4	(1,417.2)	20,636.5	5,178.7	7,826.1	4,097.0	670.4	2,858.9	5.4
Plus:
Corporate cost, growth and other capital expenditure	Rm	2,035.0	25.9	1.8	10.7	-	13.4	-	-	513.8	-	108.9	2.1	-	39.0	363.8
All-in cost[14]	Rm	8,768.6	22,174.7	10,068.0	9,012.8	2,854.3	239.4	1,417.4	(1,417.2)	21,150.3	5,178.7	7,935.0	4,099.1	670.4	2,897.9	369.2
Gold sold/4E PGM produced/2E PGM produced	kg	18,475	50,025	21,699	15,788	8,243	639	3,656	-	28,743	5,096	10,829	5,978	1,288	5,552	-
	‘000oz	594.0	1,608.3	697.6	507.6	265.0	20.5	117.6	-	924.1	163.8	348.2	192.2	41.4	178.5	-
All-in sustaining cost[14]	R/kg									717,966	1,016,228	722,698	685,346	520,497	514,932	-
	R/oz	11,337	14,857	14,429	17,735	10,771	11,006	12,058	-
	US$/oz	784	1,027	998	1,226	745	761	834	-	1,544	2,186	1,555	1,474	1,120	1,108	-
All-in cost[14]	R/kg									735,842	1,016,228	732,755	685,698	520,497	521,956	-
	R/oz	14,763	14,875	14,432	17,756	10,771	11,658	12,058	-
	US$/oz	1,021	1,029	998	1,228	745	806	834	-	1,583	2,186	1,576	1,475	1,120	1,123	-

Sibanye-Stillwater Annual Financial Report 2020	305

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENT continued

The average exchange rate for the year ended 31 December 2020 was R16.46/US$ (2019: R14.46/US$)

[1]	The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown
[2]	The Marikana PGM operations’ results for the year ended 31 December 2019 are for seven months since acquisition in June 2019
[3]	Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs and permitting costs. Corporate relates to the elimination of concentrate sales by Rusteburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit
[4]	Community costs includes costs related to community development
[5]	Inventory adjustment in Corporate includes the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit
[6]	Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
[7]	Royalties are the current royalty on refined and unrefined minerals payable to the South African government
[8]	In South Africa the Carbon Tax Act of 2019 came into effect on 1 June 2019.The South African Government introduced Carbon tax based on a polluter-pays-principle and the aim of which is to help ensure that companies and consumers take the negative adverse costs (externalities) of climate change into account in their future production, consumption and investment decisions. The first phase has a carbon tax rate of R120 per ton of carbon dioxide equivalent emissions. This rate will increase annually by inflation plus 2 per cent until 2022, and annually by inflation thereafter
[9]	Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs recorded as an asset. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs do not reflect annual cash outflows and are calculated in accordance with IFRS. The interest charge and amortisation reflect the periodic costs of rehabilitation associated with current production and are, therefore, included in the measure
[10]	Leases represent the lease payment costs for the year
[11]	ORD are those capital expenditures that allow access to reserves that are economically recoverable in the future, including, but not limited to, crosscuts, footwalls, return airways and box holes which will avail production or reserves
[12]	Sustaining capital expenditure are those capital expenditures that are necessary to maintain current production and execute the current mine plan. Sustaining capital costs are relevant to the All-in cost metric as these are needed to maintain Sibanye-Stillwater’s current operations and provide improved transparency related to Sibanye-Stillwater’s ability to finance these expenditures
[13]	By-product credit—The All-in cost metric is focused on the cost associated with producing and selling a kilogram of gold or an ounce of 4E/2E PGMs, and therefore the metric captures the benefit of mining other metals when gold and 4E/2E PGMs are produced and sold. In determining the All-in cost, the costs associated with producing and selling a kilogram of gold or an ounce of 4E/2E PGMs are reduced by the benefit received from the sale of co-products and by-products, recognised as product sales, which is extracted and processed along with the gold and 4E/2E PGMs produced. At the SA gold operations, the sale of silver is recognised as product sales, and at the PGM operations in both regions, the minor PGMs – iridium and ruthenium – are produced as co-products, which together with the three primary PGMs, are referred to as 6E (5PGM+Au). In addition, nickel, copper and chrome, among other minerals, are by-products at these operations. This is relevant to the All-in cost metric as it aids in the investor’s analysis of the profitability of producing a kilogram of gold or an ounce of 4E/2E PGMs, without the need to consider multiple metal prices. The by-product credit of Marikana for the year ended December 2020 includes the benefit from the sale of concentrate purchased from Rustenburg, Kroondal and Platinum Mile of R1,674 million. The cost associated with the purchase and processing of the intercompany concentrate is included in the Marikana cost of sales, before amortisation and depreciation
[14]	For information on how Sibanye-Stillwater has calculated All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce, see –Management’s discussion and analysis of the financial statements-2020 financial performance compared with 2019- All-in sustaining cost and All-in cost

Sibanye-Stillwater Annual Financial Report 2020	306

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Cost of production

The All-in sustaining cost (AISC) at the US PGM operations increased by 11% to US$874/2Eoz in 2020 primarily due to increased PGM prices which drives an increase in royalties. Increases in sustaining capital accounted for approximately 56% of the increase in AISC at the US PGM operations. AISC increases by approximately US$5/2Eoz for every US$100/2Eoz change in the prevailing PGM basket. The AISC at the SA PGM operations of R18,280/4Eoz in 2020 increased by 23% from R14,857/4Eoz in 2019 primarily due to lower production, higher royalties and the inclusion of the higher cost Marikana operation for a full year. Unit costs at the SA gold operations increased by 4% to R743,967/kg in 2020 from R717,966/kg in 2019 and was mainly due to higher labour costs for additional production shifts, higher production related stores costs and unplanned aggregate purchases.

Adjusted EBITDA

Adjusted EBITDA of R49,385 million in 2020 increased by 230% from R14,956 million in 2019, with adjusted EBITDA from the US and SA PGM operations increasing by 79% and 231%, respectively. The adjusted EBITDA increased at the PGM operations due to higher PGM basket prices and the inclusion of the Marikana operation for full year in the SA PGM operations. The adjusted EBITDA increased at the SA gold operations by 902% to an adjusted EBITDA of R7,770 million in 2020 from an adjusted EBITDA loss of R969 million in 2019 mainly due to a 43% increase in the rand gold price.

Adjusted EBITDA includes other cash costs, strike costs and care and maintenance expenditures. Care and maintenance at Cooke and Burnstone were R623 million and R81 million for 2020, respectively, compared with R548 million and R46 million, respectively in 2019. Care and maintenance at the Marikana operation were R92 million (2019: R155 million). Strike costs at the SA gold operations were R1 million (2019: R402 million). Other costs include corporate and social expenditure of R258 million (2019: R149 million) and non-production royalties of R193 million (2019: R40 million).

Non-IFRS measure such as Adjusted EBITDA is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only, and because of its nature, Adjusted EBITDA should not be considered as a representation of financial performance under IFRS.

Interest income

Interest income increased by 90% to R1,065 million in 2020 from R560 million in 2019 mainly due to higher cash balances being maintained during the year. Interest income mainly includes interest received on cash deposits amounting to R714 million (2019: R264 million and 2018: R172 million) and interest received on rehabilitation obligation funds of R245 million (2019: R266 million and 2018: R223 million).

Finance expense

Finance expense decreased by 5% to R3,152 million in 2020 from R3,302 million in 2019 mainly due to a decrease in interest on borrowings following a decrease in average outstanding borrowings during 2020. Included in finance expense in 2020 was R1,290 million interest on borrowings, R393 million unwinding of the amortised cost on the 2022 and 2025 Notes, US$ Convertible Bond and Burnstone Debt, R684 million environmental rehabilitation liability accretion expense, R96 million occupational healthcare liability accretion expense, R187 million unwinding of the Deferred Payment related to the Rustenburg operation, R349 million unwinding of the deferred revenue related to the streaming transactions (Wheaton and Marikana operation platinum forward sale) and R119 million of sundry interest charges.

Finance expense increased in 2019 mainly due to the inclusion of both the unwinding of the deferred revenue on the Bulk Tailings re-Treatment plant and an increase in the environmental rehabilitation liability accretion expense from the date of acquiring the Marikana operation.

Included in finance expense in 2019 was R1,445 million interest on borrowings, R374 million unwinding of the 2022 and 2025 Notes, US$ Convertible Bond and Burnstone Debt, R579 million environmental rehabilitation liability accretion expense, R116 million occupational healthcare liability accretion expense, R179 million unwinding of the Deferred Payment, R352 million unwinding of the deferred revenue related to the streaming transactions (Wheaton and Bulk Tailings re-Treatment plant), R21 million interest on the dissenting shareholder liability and R203 million of sundry interest charges.

Sibanye-Stillwater’s gross debt outstanding, excluding the Burnstone Debt and including the derivative financial instrument, was approximately R17.1 billion at 31 December 2020 compared with approximately R26.6 billion at 31 December 2019.

Sibanye-Stillwater Annual Financial Report 2020	307

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Share-based payments

The share-based payments expense increased by 41% to R512 million in 2020 from R363 million in 2019. The share-based payments expense includes R128 million (2019: R64 million) and R13 million (2019: Rnil) relating to the DRDGOLD cash settled and equity-settled share options respectively, and R145 million relating to equity-settled share options granted under the Sibanye-Stillwater Share Plans (2019: R290 million) and R226 million (2019: Rnil) relating to the new 2020 Sibanye-Stillwater Share Plan cash settled share options. For additional information on share-based payments see –Consolidated financial statements–Notes to the consolidated financial statements–Note 6: Share-based payments.

Loss on financial instruments

The loss on financial instruments decreased from R6,015 million in 2019 to R2,450 million in 2020. This decrease was mainly attributable to the decrease of R1,089 million in the fair value loss on the Sibanye Rustenburg Platinum BEE share-based payment obligation (R1,218 million in 2019 to R129 million in 2020) and the decrease of R3,841 million in the fair value loss on the derivative financial instrument relating to US$ Convertible Bond (R3,911 million in 2019 to R70 million in 2020) which was settled during October 2020. These decreases were partially offset by an increase of R1,357 million in the loss on the revised cash flows of the deferred payments from R724 million in 2019 to R2,081 million in 2020, mainly due to higher forecasted 4E PGM basket prices. The net loss on financial instruments in 2019 was primarily due to a fair value loss on the US$ Convertible Bond derivative financial instrument of R3,911 million (2020: R70 million), driven by the increase in the share price during 2019, which resulted in the US$ Convertible Bonds trading well above par. For additional information on the loss on financial instruments see –Consolidated financial statements–Notes to the consolidated financial statements–Note 7: (Loss)/gain on financial instruments.

(Loss)/gain on foreign exchange differences

The loss on foreign exchange differences of R255 million in 2020 compared with a gain of R326 million in 2019. The loss on foreign exchange differences in 2020 was mainly due to a foreign exchange loss of R2,130 million on the US$ Convertible Bond and the derivative financial instrument, and a R49 million loss on the Burnstone debt, both due to a weaker rand, partially offset by foreign exchange gains on intra-group loans with a real foreign exchange exposure. The gain on foreign exchange differences in 2019 was mainly due to foreign exchange gains of R114 million and R176 million on the US$ Convertible Bond and on the derivative financial instrument respectively due to the stronger rand.

Share of results of equity-accounted investees after tax

The profit from share of results of associates of R1,700 million in 2020 (2019: R721 million) was primarily due to share of profits of R1,300 million (2019: R377 million) relating to Sibanye-Stillwater’s 50% attributable share in Mimosa and R400 million (2019: R344 million) relating to its 44% interest in Rand Refinery. For additional information on the share of results of equity-accounted investees after tax, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 18: Equity-accounted investments

Reversal of impairments/(impairments)

During 2020 the Group reversed previously recognised impairment of R121 million compared to impairments of R86 million in 2019. Impairment reversals in 2020 mainly related to the historical impairment of R120 million on Rand Refinery, an equity accounted investee, which was reversed due to improved profitability and a forecasted return to stable dividend payments. Impairments in 2019 mainly related to the impairment of goodwill that arose on the acquisition of Qinisele Resources Proprietary Limited which could not be attributed to any current Sibanye-Stillwater operating cash generating units. For additional information on the reversal of impairments/(impairments), see –Consolidated financial statements–Notes to the consolidated financial statements–Note 10: Reversal of impairments/(impairments).

Occupational healthcare expense

On 26 July 2019 the Gauteng High Court in Johannesburg approved the R5 billion settlement agreement in the silicosis class case. At 31 December 2020 Sibanye-Stillwater has provided R1,195 million (2019: R1,282 million) for its share of the settlement cost. The estimated costs at 31 December 2020 and 2019 was determined by an actuarial specialist and as a result, a change in estimate of R52 million expense was recognised in profit or loss for the year (2019: R40 million income). For additional information on the occupational healthcare expense, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 31: Occupational healthcare obligation.

Gain on acquisition

A gain on acquisition of R1,103 million arose on the acquisition of Lonmin Plc (Lonmin or the Marikana operation) in 2019 and is attributable to the transaction being attractively priced, and is consistent with the statement by the boards of Sibanye-Stillwater and Lonmin, that the purchase price reflected the recovery in PGM prices at the time of the increased offer, balanced against the fact that Lonmin, pre-acquisition, was financially constrained and unable to fund the significant investment required to sustain its business and associated employment. For additional information on the gain on acquisition, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 16.1: Lonmin acquisition.

Restructuring costs

Maintaining loss-making operations is not sustainable over an extended period. Cross-subsidising loss making operations erodes value, is a drain on cash flows and, as a result, threatens the sustainability and economic viability of other operations. The Group, therefore, continually reviews and assesses the operating and financial performance of its assets. Restructuring costs of R436 million for 2020 comprised mainly of R235 million related to S189 restructuring at the Marikana operation which was completed on 16 January 2020 and R75 million and R100 million respectively at the SA PGM and SA gold operations mainly related to fragile health voluntary seperations in light of the COVID-19 pandemic.

Sibanye-Stillwater Annual Financial Report 2020	308

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

During 2019 there was a review of the SA gold operations pursuant to ongoing losses experienced at the Beatrix and Driefontein operations and at the Marikana operation post its acquisition in June 2019. Restructuring costs of R1,252 million (2018: R143 million) were incurred in 2019 and included voluntary separation packages. The restructuring costs mainly related to the SA gold operations and the Marikana operation and amounted to R357 million and R867 million, respectively.

Transaction costs

Transaction costs were R139 million in 2020 compared with R448 million in 2019. The transaction costs in 2020 included advisory and legal fees of R8 million (2019: R284 million) related to the Lonmin acquisition where the fees for 2020 was related to the restructuring of the Lonmin legal entities, advisory and legal fees of R30 million (2019: Rnil million) related to the Marathon transaction, general advisory and legal fees of R42 million (2019: Rnil), streaming transaction costs of Rnil (2019: R52 million), advisory and legal fees of R25 million (2019: R32 million) related to the Sibanye Gold Limited internal restructuring and platinum jewellery membership costs of R47 million (2019: R18 million), partially offset by the reversal of a provision for legal costs relating to the dissenting shareholder claim of R26 million.

Care and maintenance costs

Care and maintenance costs were R814 million in 2020 compared with R766 million in 2019. The care and maintenance costs included R623 million (2019: R548 million) at Cooke, R92 million (2019: R155 million) at Marikana operation, R81 million (2019: R46 million) at Burnstone, R8 million (2019: R17 million) at Kroondal and R10 million (2019: Rnil) at DRDGOLD.

Strike related costs

Strike related costs were R1 million in 2020 compared to R402 million which related to the strike at the SA gold operations that ended during April 2019.

Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable

Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable was an income of R464 million in 2020 compared with an expense of R89 million in 2019. The decrease in the expense is mainly due to changes in gross closure cost estimates, changes in discount rates and changes in expected timing of rehabilitation for operations on care and maintenance and operations that are being rehabilitated (recognised through profit or loss).

Loss on settlement of the US$ Convertible Bond

By the end of October 2020 the US$ Convertible Bond was settled through cash of R13 million and the issue of 248,040,434 ordinary shares of the Group with an aggregate fair value of R12,573 million, resulting in a loss on settlement of R1,507 million, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 28.5: US$ Convertible Bond.

Non-recurring COVID-19 costs

The Group incurred non-recurring COVID-19 costs of R97 million (2019: Rnil) relating to once-off costs incurred to ensure the safe return to work of employees at the South African operations following the COVID-19 lockdown in South Africa, including implemented measures at all the Group’s operations to prevent the spread of the pandemic, detect infections and care for those infected. The US PGM operations spent R16 million on COVID-19 preventative measures. The SA PGM and SA gold operations respectively spent R40 million and R41 million on prevention, detection and treatment measures. Recurring COVID-19 related costs, considered the new norm of operating in the COVID-19 environment, are included in operating costs.

Royalties

Royalties increased by 310% to R1,765 million in 2020 from R431 million in 2019. The increase in 2020 was mainly due to the increase in SA revenue and profitability as a result of higher precious metal prices. The increase in 2019 was mainly due to the increase in SA PGM revenue as a result of higher PGM basket prices.

Sibanye-Stillwater Annual Financial Report 2020	309

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Mining and income tax

Mining and income tax increased to a charge of R4,858 million in 2020 compared with a credit of R1,733 million in 2019. The table below indicates Sibanye-Stillwater’s effective tax expense rate in 2020 and 2019.

		2020	2019
Mining and income tax	Rm	4,858.2	(1,733.0)
Effective tax rate	%	13.7	133.3

In 2020, the tax charge on the profit before tax at the South African statutory company tax rate of 28.0%, or R9,934 million, compared with a charge of R4,858 million mainly due to the tax effect of the following:

●	R4,447 million previously unrecognised deferred tax assets utilised/ recognised;
●	R550 million US statutory rate change;
●	R118 million SA gold mining tax formula rate adjusted;
●	R258 million net other non-taxable income and non-deductible expenditure;
●	R89 million non-deductible finance expenses, which is presented net after the reversal of an uncertain income tax treatment amounting to R181.5 million;
●	R476 million non-taxable share of results of equity-accounted investees; and
●	R34 million non-taxable reversal of impairments

The above was partially offset by the following:

●	R890 million non-deductible loss on fair value of financial instruments; and
●	R44 million non-deductible share-based payments.

In 2019, the tax credit on the loss before tax at the South African statutory company tax rate of 28.0%, or R364 million, compared with a credit of R1,733 million mainly due to the tax effect of the following:

●	R1,574 million deferred tax credit on the US PGM operations’ due to contract negotiations during 2019, resulting in the state tax jurisdiction for the US PGM operations to change to the Pennsylvania state;
●	R533 million net other non-taxable income and non-deductible expenditure;
●	R202 million non-taxable share of results of equity-accounted investees; and
●	R309 million non-taxable gain on acquisition.

The above was partially offset by the following:

●	R571 million non-deductible loss on financial instruments;
●	R384 million deferred tax assets not recognised;
●	R193 million SA gold mining tax formula rate adjusted;
●	R86 million non-deductible finance expense; and
●	R81 million non-deductible share based payments.

Sibanye-Stillwater Annual Financial Report 2020	310

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Profit for the year

As a result of the factors discussed above, the profit in 2020 was R30,622 million compared with the profit in 2019 of R433 million.

The following table depicts contributions from various segments to the profit.

Figures in million - SA rand	2020	2019
US PGM operations	7,778	5,065
Stillwater	7,778	5,065
SA PGM operations	23,317	3,417
Rustenburg operation[1]	518	(10,827)
Marikana	13,880	1,881
Kroondal	3,389	1,336
Platinum Mile	189	43
Mimosa	1,300	377
Corporate and reconciling items[1]	4,041	10,607
SA gold operations	510	(7,207)
Driefontein	498	(2,553)
Kloof	1,185	(1,501)
Beatrix	120	(854)
Cooke	(315)	(531)
DRDGOLD	1,302	496
Corporate and reconciling items	(2,281)	(2,264)
Group Corporate and reconciling items	(983)	(842)
Total profit for the year	30,622	433

1 The net profit/(loss) on the Rustenburg operation in 2020 and 2019 was impacted by interest paid on the BEE SPV shares of R2,581 million (2019: R1,137 million) and the fair value adjustment of R1,686 million (2019: R10,695 million) on the obligation for future dividends payable to its shareholders in terms of the BEE SPV structure due to the higher long term PGM basket prices expected over the life of mine. This fair value adjustment eliminates in the corporate and reconciling items at a SA PGM operations level.

Liquidity and capital resources

Cash flow analysis

Net increase in cash and cash equivalents in 2020 was R14,969 million compared with R3,129 million in 2019.

The principal factors explaining the changes in net cash flow for the year are set out in the table below.

Figures in million - SA rand	2020	2019	% Change 2020/2019
Net cash from operating activities	27,149	9,464	187
Adjusted for:
Dividends paid	1,698	85	1,898
Net interest paid	666	1,335	(50)
Deferred revenue advance received	(770)	(2,859)	73
Bulk Tailings re-Treatment transaction (BTT) early settlement payment	787	-	100
Less:
Additions to property, plant and equipment	(9,616)	(7,706)	(25)
Adjusted free cash flow[1]	19,914	319	6,143
Acquisition of subsidiaries, net of cash acquired	-	2,875	(100)
Payments to dissenting shareholders	-	(319)	100
Net proceeds from shares issued	-	1,688	(100)
Payment of deferred payment	(756)	(283)	(167)
Net borrowings repaid	(2,046)	(3,027)	32

1 One of the drivers to sustain and increase shareholder value is adjusted free cash flow generation as that determines the cash available for dividends and other investing activities. Adjusted free cash flow is defined as net cash from operating activities before dividends paid, net interest paid, deferred revenue advance received and BTT early settlement payment, less additions to property, plant and equipment

Non-IFRS measure such as adjusted free cash flow is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only, and because of its nature, adjusted free cash flow should not be considered as a representation of financial performance under IFRS

Sibanye-Stillwater Annual Financial Report 2020	311

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Cash flows from operating activities

Net cash from operating activities increased by R17,685 million to R27,149 million in 2020 from R9,464 million in 2019. The items contributing to the increase in 2020 and decrease in 2019 are indicated in the table below.

Figures in million - SA rand	2020	2019
Increase in cash generated by operations[1]	34,620	1,857
Decrease in deferred revenue advance received[2]	(2,089)	(3,696)
Increase in cash-settled share-based payments paid	(184)	(69)
Increase in BTT early settlement payment[2]	(787)	-
(Increase)/decrease in change in working capital	(8,810)	444
Decrease in interest paid	218	18
Increase in royalties and tax paid[3]	(4,706)	(1,277)
Increase in dividends paid[4]	(1,613)	(84)
Other	1,036	74
Increase/(decrease) in cash flows from operating activities	17,685	(2,733)

1 The increase in cash generated by operations in 2020 and 2019 was mainly due to the increase in the average realised PGM basket prices and gold price for 2020, negatively impacted by the operational disruptions experienced by the SA operations due to COVID-19

2 On 24 January 2020, Western Platinum Proprietary Limited (WPL), Eastern Platinum Limited and Lonmin Limited (collectively the “Purchasers”), subsidiaries of Sibanye-Stillwater, entered into a Release and Cancellation Agreement (“the Release Agreement”) with RFW Lonmin Investments Limited (“the Seller”) in respect of the BTT. The BTT transaction was implemented and the liability settled on 6 March 2020. WPL concluded a forward platinum sale arrangement on 3 March 2020 to fund the settlement of the BTT liability. WPL received a cash prepayment of US$50 million (R771 million) in exchange for the future delivery of 72,886 ounces of platinum on set dates between June and December 2020. The platinum price delivered under the prepayment was hedged with a cap price of US$1,050 per ounce and a floor price of US$700 per ounce. The Group received, and recognised, the difference between the floor price and the monthly average price (subject to a maximum of the cap price) on delivery of the platinum. The final delivery under the forward platinum sale arrangement was made on 7 December 2020. On 11 April 2019, Sibanye-Stillwater concluded a forward gold sale arrangement where the Group received a cash prepayment of US$125 million (approximately R1.7 billion) in exchange for the future delivery of 105,906 ounces (3,294 kilograms) of gold in 4 equal parts on 1 October 2019, 15 October 2019, 31 October 2019 and 15 November 2019, subject to a floor price of US$1,200/oz and a cap price of US$1,323/oz (gold prepayment). On 21 October 2019, Sibanye-Stillwater concluded a forward gold sale arrangement where the Group received a cash prepayment of R1.1 billion in exchange for the future delivery of 8,482 ounces (263.8 kilograms) of gold every two weeks from 10 July 2020 to 16 October 2020 subject to an initial reference price of R17,371/oz comprising 80% of the prevailing price on execution date. This was offset by the decrease of R6,555 million (US$500 million) received through a streaming agreement with Wheaton International, a wholly-owned subsidiary of Wheaton Precious Metals Corp on closing of the transaction in 2018

3 The increase in royalties and tax paid in 2020 and 2019 was due to the increase in revenue and taxable mining income as a result of increased precious metal prices during 2020

4 Included in dividends paid is an interim dividend of R1,338 million declared and paid by the Group and dividends paid by subsidiary companies to their non-controlling shareholders. The Group declared no dividend in 2019. The dividend declared and paid in 2019 related to dividends paid by subsidiary companies to their non-controlling shareholders

Adjusted free cash flow

Adjusted free cash flow during 2020 increased with cash received due to higher precious metal prices. The Group recorded adjusted free cash flow of R19,914 million in 2020, which was an improvement of R19,596 million compared with 2019. In 2020, the US PGM operations recorded a 26% decrease in adjusted free cash flow to R2,780 million, the SA PGM operations recorded a 336% increase in adjusted free cash flow to R11,746 million and the SA gold operations recorded a 216% increase in adjusted free cash flow of R11,878 million.

Cash flows from investing activities

Net cash used in investing activities increased to R9,937 million in 2020 from R4,865 million in 2019. The increase in cash used in investing activities was mainly due to additions to property, plant and equipment of R9,616 million in 2020 compared to R7,706 million in 2019. Net cash used in investing activities decreased to R4,865 million in 2019 from R7,744 million in 2018. The decrease in the 2019 net cash used in investing activities was mainly due to additions to property, plant and equipment of R7,706 million, partially offset by cash acquired of R2,999 million on the acquisition of the Marikana operation in 2019 (settled through the issue of Sibanye-Stillwater shares).

Sibanye-Stillwater Annual Financial Report 2020	312

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Capital expenditure at the individual mines is shown in the table below.

Figures in million - SA rand	2020	2019
US PGM operations	4,422	3,393
Stillwater	4,422	3,393
SA PGM operations	2,197	2,248
Rustenburg operation	743	819
Marikana	1,223	1,189
Kroondal	188	213
Platinum Mile	43	27
Corporate and reconciling items	-	-
SA gold operations	2,996	2,066
Driefontein	929	676
Kloof	1,269	937
Beatrix	415	306
Cooke	-	-
DRDGOLD	341	82
Corporate and reconciling items	42	65
Total Capital Expenditure	9,615	7,707

Capital expenditure increased to R9,615 million in 2020 from R7,707 million in 2019. Capital expenditure at the US PGM operations for 2020 was 30% higher than for 2019 at R4,422 million with sustaining capital 50% higher at R2,037 million and growth capital 17% higher at R2,385 million of which R2,025 was mainly incurred at Stillwater East (SWE) on the Blitz project and in completing the FTM project. This compares to capital expenditure in 2019 of R3,393 million of which R2,035 million was spent on the Blitz project. Capital expenditure at the SA PGM operations decreased marginally by 2% from R2,248 million in 2019 to R2,197 million in 2020, mainly due a deferral of capital expenditure during the first half of the 2020 year as a result of the COVID-19 lockdown. Capital expenditure at the SA gold operations excluding DRDGOLD increased from R1,984 million in 2019 to R2,656 million in 2020 due to impact of lower spend during 2019 because of the strike, partially offset by a deferral of capital expenditure during the first half of the 2020 year as a result of the COVID-19 lockdown. Capital expenditure at DRDGOLD increased from R82 million in 2019 to R341 million in 2020, mainly due to increased capital expenditure on the Far West Gold Recoveries tailings retreatment operation.

Cash flows from financing activities

Net cash used in financing activities of R2,244 million in 2020 compared with R1,470 million in 2019. Net cash used in financing activities comprised of lease payments of R114 million (2019: R132 million), loans repaid of R18,335 million (2019: R22,008 million), partially offset by loans raised of R16,289 million (2019: R18,982 million) and proceeds from shares issued of Rnil (2019: R1,688 million).

During October 2020 the US$383.8 million convertible bond was settled through cash (R13 million) and the issue of shares (R12,573 million) see –Consolidated financial statements–Notes to the consolidated financial statements–Note 28.5 US$ Convertible Bond.

Net increase in cash and cash equivalents

As a result of the above, net cash and cash equivalents (excluding the effect of exchange rate fluctuations on cash held) increased by R14,969 million in 2020 compared with an increase of R3,129 million in 2019.

Total Group cash and cash equivalents amounted to R20,240 million at 31 December 2020 (2019: R5,619 million).

Statement of financial position

Borrowings

Total borrowings (short- and long-term) excluding R1,263 million attributable to Burnstone, which has no recourse to Sibanye-Stillwater’s balance sheet, decreased to R17,119 million at 31 December 2020 from R26,551 million at 31 December 2019.

At 31 December 2020, Sibanye-Stillwater had committed undrawn facilities of R7,336 million (31 December 2019: R5,688.0 million) available under the US$600 million RCF and R5.5 billion RCF.

For a description of borrowings, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 28: Borrowings and derivative financial instrument.

Working capital and going concern assessment

For the year ended 31 December 2020, the Group realised a profit of R30,621.6 million (31 December 2019: R432.8 million, 2018: loss of R2,520.7 million). As at 31 December 2020 the Group’s current assets exceeded its current liabilities by R34,755.5 million (31 December 2019: R11,836.9 million, 31 December 2018: R562.7 million) and the Group’s total assets exceeded its total liabilities by R70,716.0 million (31 December 2019: R31,138.3 million, 31 December 2018: R24,724.4 million). During the year ended 31 December 2020 the Group generated net cash from operating activities of R27,149.3 million (31 December 2019: R9,464.0 million, 31 December 2018: R12,197.2 million).

Sibanye-Stillwater Annual Financial Report 2020	313

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

The Group currently has committed undrawn debt facilities of R7,336.3 million at 31 December 2020 (31 December 2019: R5,688.0 million, 31 December 2018: R5,987.1 million) and cash balances of R20,239.8 million (31 December 2019: R5,619.0 million, 31 December 2018: R2,549.1 million). The most immediate debt maturity is the US$353.7 million June 2022 High Yield bond maturity, and an early restructure and/or settlement of this tranche could be undertaken during 2021. Additionally, during March 2021 the Group successfully extended the first maturity date for the remaining lender, as a result US$150 million of the USD Revolving Credit Facility (RCF) matures in April 2022, with the US$450 million balance of the USD RCF maturing in April 2023. As at 31 December 2020 only US$475 million of the US$600 million USD RCF was drawn. The R5.5 billion RCF was fully repaid during August 2020 with the full balance being undrawn at 31 December 2020 and available until November 2023, given the exercise of the first extension option. During October 2020 the US$ Convertible Bond was settled through cash (R13.2 million) and the issue of shares (R12,573.2 million, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 28.5 US$ Convertible Bond), further strengthening the balance sheet whilst preserving cash. Given the high level of available cash and undrawn facilities and resultant strong liquidity position, no imminent refinancing of debt is required.

The Group’s leverage ratio (net (cash)/debt to adjusted EBITDA) as at 31 December 2020 was (0.1):1 (31 December 2019 was 1.4:1, 31 December 2018 was 2.5:1) and its interest coverage ratio (adjusted EBITDA to net finance charges) was 79.8:1 (31 December 2019 was 6.5:1, 31 December 2018 was 4.9:1). Both considerably better than the maximum permitted leverage ratio of at most 2.5:1 (up to 31 December 2019 3.5:1); and minimum required interest coverage ratio of 4.0:1, calculated on a quarterly basis, required under the US$600 million RCF and the R5.5 billion RCF.

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

Any additional regulatory restrictions imposed by the South African government to reduce the spread of the COVID-19 pandemic (refer below) could adversely affect the 2021 production outlook of the South African operations. Presently, there are no COVID-19 related work stoppages being imposed by either the Federal government and the State of Montana. However, the ongoing need to maintain COVID-19 protocols in the US, due to state and federal guidelines and the Montana Operation’s own processes to manage its COVID-19 exposures, is having an impact on productivity and may adversely affect the 2021 production outlook of the US PGM operations. These productivity impacts include, but are not limited to, staggered shift arrangements, duplicate transport, mandatory screening, contact tracing and quarantining where necessary. These factors could impact on cash generated or utilised by the Group, as well as adjusted EBITDA and financial covenants.

The following events, reported in our annual report for the year ended 31 December 2020, impacted on the profitability of the Group for the year under review:

•

Anglo Plats temporary shutdown of its converter plant (force majeure declared on 6 March 2020) – during the force majeure period, material produced by the Rustenburg, Platinum Mile and Kroondal operations was delivered to our Marikana processing facility. The converter plant at Anglo Plats was brought back into production on 12 May 2020 and Anglo Plats lifted the force majeure. On 31 May 2020 the converter plant was again shut down due to a water leak in the high-pressure cooling section of the converter which was repaired by mid-June 2020. The Toll treatment agreement between Anglo Plats and our Rustenburg operation, and the purchase of concentrate agreement with our Kroondal and Platinum Mile operations continued after Anglo Plats repaired and recommissioned its converter plant.

•

COVID-19 outbreak in South Africa – the President of the Republic of South Africa announced a nation-wide lockdown from midnight 26 March 2020, which was amended through a notice published by the South African government on 16 April 2020 allowing for our South African mining operations to be conducted at a reduced capacity of not more than 50%. From 17 April 2020, management commenced implementing its strategy to mobilise the required employee complement to safely ramp up production at our South African operations to the initial restricted 50%. Subsequent directives issued by the Minister of Mineral Resources and Energy and the easing of lockdown restrictions allowed for the controlled ramp up of production under stringent regulations. These measures had a significant adverse impact on our production from our South African operations during Q2 2020. At 30 June 2020 the SA Gold and SA PGM operations were at a production capacity of 86% and 73%, respectively. Our strategy to safely mobilise employees and ramp up to near normal production levels by the end of H2 2020 was successfully delivered. By the end of December 2020 the SA gold operations were almost ramped up to normal production capacity, however the momentum of ramping up into January 2021 was disturbed by Christmas break whereby the pace of employees returning back was slower than anticipated, especially those foreign nationals returning from the SADC countries where stricter border controls were implemented. The return to work was impacted due to the extended screening process and compliance requirements linked to the National Government level 3 lockdown regulations which was imposed in December 2020 and January 2021. By the end of December 2020, the SA PGM operations were ramped up to normal production capacity, however the momentum of ramping up into January 2021 was also disturbed by Christmas break whereby the pace of employees returning back was slower than anticipated due to the extended screening process. The extended period of screening was caused by the compliance requirements to level 3 National government lockdown regulations which require every employee returning from the Christmas break to be tested and screened for COVID-19. In H1 2020, capital expenditure at the South African operations was deferred to H2 2020 mainly due to the COVID-19 lockdowns, with capital expenditure in H2 2020 mainly incurred in the Infrastructure, safety and compliance projects. The deferral of such capital expenditure projects will flow into Q1 2021 and is also reflected as an increase in the 2021 capex plan.

•

Although no formal lock down was experienced at our US PGM operations during 2020, the operational performance of our US PGM operations was negatively impacted by COVID-19, with proactive COVID-19 measures required to mitigate the spread of the COVID-19 pandemic and contain liquidity for the Group. This, amongst others, resulted in the deferral of capital project activity, the delay in receipt of key sustaining and growth capital items and a curtailment in recycling operation activity for a portion of 2020. The need to demobilize key project contractors during the onset of COVID-19, together with force majeure declaration’s on key project infrastructure, contributed to the

Sibanye-Stillwater Annual Financial Report 2020	314

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Stillwater East (Blitz) project being delayed by 24 months. Our recycling operations saw a noticeable market liquidity driven slow down early on in the pandemic, although a recovery in the secondary supply market occurred during the second half of 2020. The US PGM Operations saw production losses of approximately 4% due to COVID-19 during 2020.

During December 2020 and January 2021 South Africa experienced a second wave of COVID-19 infections which was contained. Although the South African government introduced a level 3 lock down commencing from 28 December 2020, which was subsequently reduced to level 1 lock down, this did not impose further restrictions on our South African operations. COVID-19 infection rates remain high across the United States and our Montana Operations continue to operate under strict COVID-19 protocols. Although further waves of COVID-19 infections could result in further restrictions on the Group which could affect its operational performance, management believes that the educational, safety and continued awareness measures already embedded at all our operations should limit the spread of infections.

The Group has thoroughly demonstrated its ability to proactively manage liquidity risk through these extraordinary times. Our improved geographical and commodity diversification, along with improved commodity prices, cost containment, and increased operational scale have enabled management to successfully mitigate the simultaneous impact of these abnormal events during 2020, navigating the Group to well below its targeted leverage ratio of below 1:1.

Notwithstanding the exceptionally strong current liquidity position and financial outlook, further amendments to COVID-19 regulations or uncontrolled infection rates could impose additional restrictions on both our US PGM and South African operations that may adversely impact the production outlook for 2021. This could deteriorate the Group’s forecasted liquidity position and may require the Group to further increase operational flexibility by adjusting mine plans, reducing capital expenditure and/or selling assets. The Group may also, if necessary, be required to consider options to increase funding flexibility which may include, amongst others, additional loan facilities or debt capital market issuances, streaming facilities, prepayment facilities or, in the event that other options are not deemed preferable or achievable by the Board, an equity capital raise. The Group could also, with lender approval, request covenant amendments or restructure facilities. During past adversity management has successfully implemented similar actions.

Management believes that the cash generated by its operations, cash on hand, the unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due. The consolidated financial statements for the year ended 31 December 2020, therefore, have been prepared on a going concern basis.

Off balance sheet arrangements and contractual commitments

At 31 December 2020, Sibanye-Stillwater had no off balance sheet items. For a description of Sibanye-Stillwater’s contractual commitments, see the following notes to the consolidated financial statements:

Contractual commitments	Note to the consolidated financial statements
Environmental rehabilitation obligation	30 – Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	31 – Occupational healthcare obligation
Commercial commitments	37 – Commitments
Contingent liabilities	38 – Contingent liabilities
Debt
– capital	28 – Borrowings and derivative financial instrument
– interest	28 – Borrowings and derivative financial instrument
Leases	29 – Lease liabilities

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

Sibanye-Stillwater Annual Financial Report 2020	315

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

For Sibanye-Stillwater’s significant accounting policies that are subject to significant judgements, estimates and assumptions, see the following notes to the consolidated financial statements:

Significant accounting policy	Note to the consolidated financial statements
Revenue	3 – Revenue
Royalties, mining and income tax, and deferred tax	11– Royalties, mining and income tax, and deferred tax
Property, plant and equipment	14 – Property, plant and equipment
Business combinations	16 – Acquisitions
Goodwill	17 – Goodwill
Equity-accounted investments	18 – Equity accounted investments
Other receivables and other payables	22 – Other receivables and other payables
Inventories	23 – Inventories
Borrowings and derivative financial instrument	28 – Borrowings and derivative financial instrument
Environmental rehabilitation obligation	30 – Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	31 – Occupational healthcare obligation
Deferred revenue	32 – Deferred revenue
Contingent liabilities	38 – Contingent liabilities

Sibanye-Stillwater Annual Financial Report 2020	316

STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS

The directors are responsible for the preparation and fair presentation of the consolidated annual financial statements of Sibanye-Stillwater, comprising the consolidated statement of financial position as at 31 December 2020, and consolidated income statement and consolidated statements of other comprehensive income, changes in equity and cash flows for the year then ended, and the notes to the consolidated financial statements, which include a summary of significant accounting policies, and other explanatory notes, in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), the SAICA Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act, 71 of 2008 (the Companies Act) and the JSE Listings Requirements.

In addition, the directors are responsible for preparing the directors’ report.

The directors consider that, in preparing the consolidated financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all IFRS standards that they consider to be applicable have been complied with for the financial year ended 31 December 2020. The directors are satisfied that the information contained in the consolidated financial statements fairly presents the results of operations for the year and the financial position of the Group at year end. The directors are responsible for the information included in the annual financial report, and are responsible for both its accuracy and its consistency with the consolidated annual financial statements.

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

The consolidated annual financial statements were approved by the Board of Directors and are signed on its behalf by:

Neal Froneman

Chief Executive Officer

Charl Keyter

Chief Financial Officer

22 April 2021

Sibanye-Stillwater Annual Financial Report 2020	317

COMPANY SECRETARY’S CONFIRMATION

In terms of section 88(2)(e) of the Companies Act, as amended, I certify that to the best of my knowledge, the Company has lodged with the Companies and Intellectual Property Commission all such returns as are required to be lodged by a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.

Lerato Matlosa

Company Secretary

22 April 2021

Sibanye-Stillwater Annual Financial Report 2020	318

REPORT OF THE AUDIT COMMITTEE

Introduction

The Audit Committee has formal terms of reference which are updated on an annual basis. The Board is satisfied that the Audit Committee has complied with these terms, and with its legal and regulatory responsibilities as set out in the South African Companies Act (Companies Act), King IVTM, the JSE Listings Requirements (JSE LR) and the requirements of the Securities and Exchange Commission (SEC).

The Audit Committee consisted of six independent non-executive directors for the period from 1 January 2020 to 31 December 2020. For membership, see –Accountability–Directors’ report–Directorate–Composition of the Board and sub-committees.

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

Responsibility

It is the duty of the Audit Committee, inter alia, to monitor and review on a Company and Group (Company, Group or Company and Group) basis:

•	the effectiveness of the internal audit function, see –Internal Audit (below);

•	auditor suitability and recommendation for appointment, see –Auditor suitability review (below);

•	auditor independence and fees, see –Auditor independence and fees (below);

•	reports of both internal and external auditors;

•	evaluation of the expertise and experience of the Chief Financial Officer (CFO);

•	financial reporting systems and ensure that reporting procedures are functioning properly;

•	the governance of information technology (IT) and the effectiveness of the Group’s information systems;

•	interim results and report (“Interim Report”), quarterly operating reports, company and consolidated annual financial statements (“Audited AFS”) and all other widely distributed financial documents;

•	the Form 20-F filing with the SEC;

•	accounting policies of the Company and Group and proposed revisions;

•	compliance with applicable legislation, requirements of appropriate regulatory authorities and Sibanye-Stillwater’s Code of Ethics;

•	the integrity of the content of Interim Report, Audited AFS and the integrated annual report and associated reports (“IAR”) and then recommending same to the Board for approval; and

•	policies and procedures for preventing and detecting fraud.

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

Annual financial statements

The Committee has reviewed and is satisfied that the consolidated Audited AFS, including accounting policies, are appropriate and comply with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act, JSE LR and the requirements of the SEC.

The significant audit and accounting matters in respect of the Group considered by the Committee during the financial year were:

•	the impairment assessment of property, plant and equipment, goodwill arising from business combinations, and equity-accounted investments;

•	the accounting implications of the scheme of arrangement (Scheme) between Sibanye Gold Limited (SGL) and Sibanye-Stillwater; and

•	assessed the recognition of historically unrecognised deferred tax assets for Western Platinum Proprietary Limited (WPL) and Eastern Platinum Limited (EPL).

Matters that were addressed by management and by the Audit Committee on review basis are as follows:

Sibanye-Stillwater Annual Financial Report 2020	319

REPORT OF THE AUDIT COMMITTEE continued

The impairment assessment of property, plant and equipment, and goodwill arising from business combinations, and equity-accounted investments

For the year ended 31 December 2020, management performed an impairment assessment over the property, plant and equipment, goodwill and equity-accounted investments as follows:

• assessed whether there is an indication, based on either internal or external sources of information, that an asset or cash-generating unit (CGU) may be impaired;

• assessed the recoverable amount of the assets, based on expected discounted net forecast cash flows arising from the expected mining of the ore reserves;

• calculated the recoverable amount for each CGU using a discounted cash flow model;

• considered the excess of recoverable amount over the carrying value for each CGU; and

• considered whether facts and circumstances changed that warranted the historical impairment recognised on the equity accounted investment in Rand Refinery Proprietary Limited (Rand Refinery) and conclude whether this historically recognised impairment should be reversed.

Management concluded that no impairments were required based on the recoverable amount assessment but reversed the historical impairment of R119.6 million on the Group’s investment in Rand Refinery due to the improved financial position of the investee and it’s forecasted return to stable dividend payments.

The accounting implications of the Scheme

For the year ended 31 December 2020, management considered the financial reporting impacts of the Scheme as follows:

• determined whether the acquisition of SGL represents a business combination as defined by IFRS 3 Business Combinations; and

• at the effective date of the Scheme determined the value at which the issue of shares should be recorded.

Management determined that the acquisition of SGL did not represent a business combination as defined by IFRS 3 Business Combinations and that the issue of shares at the effective date of the Scheme be recorded at an amount equal to the net asset value of the unconsolidated SGL company at that date (R17,661 million), with the difference recognised as a reorganisation reserve (R23,001 million).

Assessed the recognition of historically unrecognised deferred tax assets for WPL and EPL

For the year ended 31 December 2020, management performed an assessment on the recognition of historically unrecognised deferred tax assets for WPL and EPL as follows:

•  considered whether there is convincing evidence that sufficient future taxable profits will be available against which the tax losses and tax credits can be utilised; and

•  considered both favourable and unfavourable factors to conclude on the probability of the future taxable profits of WPL and EPL.

Management concluded that the required probability threshold for future taxable profits under IAS 12 – Income Taxes was achieved and recognised the calculated net deferred tax assets for WPL and EPL, historically recognised only to the extent of the deferred tax liabilities.

Auditor suitability review

In terms of section 90(1) of the Companies Act, each year at its annual general meeting (AGM), the Company must appoint an external audit firm and designated individual partner that complies with the requirements of section 90(2) of the Companies Act and the JSE Listings Requirements.

In terms of the JSE LR, the Audit Committee has the responsibility to review the Company’s current appointed audit firm and designated individual audit partner for re-appointment. After such review, the Audit Committee makes a recommendation to the Board, and the Board in turn considers same and then makes a recommendation to shareholders in the notice of AGM.

Accordingly, in compliance with paragraph 3.84(g)(iii) of the JSE LR, the Audit Committee assessed the suitability for reappointment of the current appointed audit firm, being Ernst & Young Inc., and the designated individual partner, being Lance Ian Neame Tomlinson (Auditor Suitability Review).

The Auditor Suitability Review performed by the Audit Committee included an examination and review of:

•

the results of the most recent Independent Regulatory Board for Auditors (IRBA) inspections of Ernst & Young Inc., including the responses of the firm on observations / findings on the firm and selected audit files raised by IRBA;

•	the results of the most recent IRBA inspection of the designated individual auditor;

•	a summary of the audit firms ISQC 1 internal inspection process and the process to analyse and conclude on the results of the internal inspection;

•	a summary of the outcome of the designated individual auditor’s latest internal quality review;

•	the results of the most recent Public Company Accounting Oversight Board (PCAOB) inspection review of Ernst & Young Inc.; and

•

a summary and results of all legal and disciplinary proceedings concluded within the past seven years, which were instituted in terms of any legislation or by any professional body of which the audit firm and/or designated individual auditor are a member or regulator to whom they are accountable, including where the matter is settled by consent order or payment of a fine.

Sibanye-Stillwater Annual Financial Report 2020	320

REPORT OF THE AUDIT COMMITTEE continued

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

The Audit Committee has reviewed and assessed the independence of the external auditor, who have confirmed in writing that the criteria for independence, as set out in the rules of the Independent Regulatory Board for Auditors, the Public Company Accounting Oversight Board, and other relevant international bodies, have been followed. The Audit Committee is satisfied that Ernst & Young Inc. is independent of the Company and Group. The following aggregate audit fees, audit-related fees, tax fees and all other fees were approved by the Audit Committee and billed by the Group’s independent external auditors for 2020 and 2019 (Ernst & Young Inc.) and 2018 (KPMG Inc.) as follows:

Figures in million - SA rand	2020	2019	2018
Audit fees[1]	58.5	53.7	39.7
Audit-related fees[2]	0.6	1.0	5.2
Tax fees[3]	0.0	0.2	1.0
All other fees[4]	0.0	0.0	0.3
Total	59.1	54.9	46.2

[1]

Audit fees consist of the aggregate fees billed for the annual audit of Sibanye-Stillwater’s respective Company and Group consolidated financial statements, audit of the Group’s internal controls over financial reporting in accordance with section 404 of the Sarbanes-Oxley Act and the audit of statutory financial statements of the Company’s subsidiaries, including fees billed for assurance and related services that are reasonably related to the performance of the audit or reviews of the Company’s financial statements that are services that only an external auditor can reasonably provide

[2]

Audit-related fees consist of the aggregate fees billed in each fiscal year for review of documents filed with regulatory authorities, consultations concerning financial accounting and reporting standards, review of security controls and operational effectiveness of systems, and due diligence related to acquisitions

[3]	Tax fees include the aggregate fees billed in each fiscal year for tax compliance, tax advice, tax planning and other tax-related services

[4]	All other fees consist of the aggregate fees billed in each fiscal year for all other services not included under audit fees, audit related fees or tax fees

The Audit Committee determines the nature and extent of non-audit services that the auditor can provide and pre-approves all permitted non-audit assignments by the Group’s independent external auditor. In accordance with the SEC rules regarding auditor independence, the Audit Committee has established policies and procedures for audit and non-audit services provided by the Group’s independent external auditor. The rules apply to Sibanye-Stillwater and it’s legally controlled unlisted subsidiaries engaging any accounting firms for audit services and the auditor who audits the accounts filed with the SEC (the Group’s independent external auditor) for permissible non-audit services. When engaging the Group’s independent external auditor for permissible non-audit services (audit related services, tax services, and all other services), pre-approval is obtained prior to the commencement of the services.

The Audit Committee approves the respective annual audit plans presented by both the internal and external auditors and monitors progress against the plans. These audit plans provide the Audit Committee with the necessary assurance on risk management, internal control environments and IT governance.

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

Internal Audit reports deficiencies to the Audit Committee every quarter together with recommended remedial actions, which are then followed up. Internal Audit provided the Audit Committee with a written report, which assessed as adequate the internal controls over financial reporting, IT governance and the risk management process during 2020.

The Audit Committee is responsible for IT governance on behalf of the Board and reviews the report of the Vice President: Group ICT at each Audit Committee meeting.

Sibanye-Stillwater Annual Financial Report 2020	321

REPORT OF THE AUDIT COMMITTEE continued

JSE LR

In accordance with the JSE LR, the Audit Committee reports and confirms that it has:

•

evaluated the expertise, experience and performance of the Group CFO during 2020 and is satisfied that he has the appropriate expertise and experience to carry out his duties, and is supported by qualified and competent senior staff;

•

ensured that the Group has established appropriate financial reporting procedures and that those procedures are operating, this included consideration of all entities consolidated into the group financial statements, ensuring that management had access to all the required financial information to allow the effective preparation and report on consolidated Audited AFS;

•	has performed the Auditor Suitability Review of both the current appointed external audit firm and designated individual audit partner as detailed above;

•

notwithstanding the provisions of Section 90(6) of the Companies Act, ensured that the proposed re-appointment of the audit firm and designated individual partner is presented and included as a resolution in notice of annual general meeting pursuant to Section 61(8) of the Companies Act; and

•	ensured that the Chief Executive Officer and Chief Financial Officer have complied with the requirements of the attestation statement as per paragraph 3.84(k) of the JSE LR.

Audit Committee statement

Based on information from, and discussions with, management and external auditors, the Audit Committee has no reason to believe that there were any material breakdowns in the design and operating effectiveness of internal financial controls of the Group during the year and that the financial records may be relied upon as the basis for preparation of the consolidated Audited AFS.

With respect to the financial year ended 31 December 2020, no material weakness was identified due to control deficiencies. Management strives to continuously improve the diligence in the identification and documentation of key controls.

The Audit Committee has considered and discussed the consolidated

Audited AFS and associated reports with both management and the external auditors.

During this process, the Audit Committee:

•	evaluated significant judgements and reporting decisions;

•	determined that the going-concern basis of reporting is appropriate;

•	evaluated the material factors and risks that could impact on the consolidated Audited AFS;

•	evaluated the completeness of the financial and sustainability discussion and disclosures;

•

evaluated and confirmed the satisfactory remediation of the control deficiency identified at 31 December 2019 which led to the material weakness (in that the company did not conduct an effective identification, selection and development of control activities by the central treasury function to mitigate risk in respect of the timely recognition of foreign currency cash receipts as cash and cash equivalents with corresponding settlement of trade receivables); and

•	discussed the treatment of significant and unusual transactions with management and the external auditors.

The Audit Committee considers that the IAR and consolidated Audited AFS comply in all material respects with all compliance requirements detailed earlier in this report. In addition, the Audit Committee considers whether the company Audited AFS comply in all material respects with all compliance requirements relevant to those financial statements (refer to the company Audited AFS which include the Report of the Audit Committee dealing with the responsibilities of the Audit Committee relevant to the Company Audited AFS). The Audit Committee recommended to the Board that the IAR and consolidated Audited AFS be adopted and approved by the Board. The Board subsequently adopted and approved the IAR and consolidated Audited AFS.

Keith Rayner CA(SA)

Chairman: Audit Committee

22 April 2021

Sibanye-Stillwater Annual Financial Report 2020	322

DIRECTORS’ REPORT

The directors have pleasure in submitting this report and the consolidated annual financial statements of Sibanye-Stillwater for the year ended 31 December 2020.

Group profile and location of our operations

Sibanye-Stillwater, an independent, global, precious metals mining company, produces a mix of metals that includes PGMs and gold. Domiciled and with its head office in South Africa, Sibanye-Stillwater owns and operates a portfolio of high-quality operations and projects that are located as follows:

•

US PGM operations: The East Boulder and the Stillwater (including Blitz) mines are located in Montana, in the United States. The Columbus Metallurgical Complex, which smelts the material mined to produce PGM-rich filter cake, also conducts PGM recycling activities.

•

SA PGM operations: The Kroondal, Rustenburg, Marikana and Platinum Mile operations are located on the western limb of the Bushveld Complex in South Africa, while Mimosa is on the southern portion of the Great Dyke in Zimbabwe. Mimosa is a 50:50 joint venture with Impala Platinum Holdings Limited. Platinum Mile is a retreatment facility.

•

SA gold operations: The Driefontein, Kloof and Cooke operations are located on the West Rand of the Witwatersrand Basin, while Beatrix is in the southern Free State goldfields of the Basin. Sibanye-Stillwater also has an interest in surface tailings retreatment facilities located from the East Rand to the West Rand through our effective 50.66% stake in DRDGOLD Limited (DRDGOLD)

•	Projects: Our projects are:

—        Marathon, a PGM project in Ontario, Canada;

—        Altar and Rio Grande, copper-gold projects in the Andes in north-west Argentina, close to the Chilean border;

—        Denison project, a PGM project in Ontario;

—        Akanani, Limpopo, Hoedspruit, Blue Ridge and Zondernaam PGM projects in South Africa; and

—        Burnstone and the southern Free State gold projects in South Africa.

Financial affairs

Results for the year

The Group profit was R30,622 million in 2020 compared with R433 million in 2019. The major source of earnings for 2020 was the SA PGM operations, which accounted for approximately 59% (2019: 59%) of Group adjusted EBITDA due to the inclusion of the Marikana operation for the full twelve months (2019: seven months since acquisition), which made a contribution of 26% or R12,843 million (2019: 16% or R2,448 million), coupled with a 83% higher 2020 average 4E PGM basket price received of R36,651/4Eoz. The adjusted EBITDA contribution from the US PGM operations has increased by 79%, contributing 26% (2019: 49%) to Group adjusted EBITDA, mainly due to a 36% higher average 2020 2E basket price received of US$1,906/2Eoz. The adjusted EBITDA contribution from the SA gold operations increased by 902% to R7,770 million (2019: R969 million adjusted EBITDA loss) mainly due to a 43% higher average rand gold price of R924,764/kg. For a review of Sibanye-Stillwater’s financial performance for 2020, see –Overview–Management’s discussion and analysis of the financial statements.

Dividends

Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gains and losses on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, net other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate.

Sibanye-Stillwater declared a final dividend of 321 SA cents (2019: nil) per share, together with the interim dividend of 50 SA cents (2019: nil) per share (declared and paid), this brings the total dividend for the year ended 31 December 2020 to 371 SA cents (2019: nil) per share, which amounts to 35% of normalised earnings.

Borrowing powers

In terms of Clause 4 of the Company’s Memorandum of Incorporation, the borrowing powers of the Sibanye Stillwater Limited (the Company) are unlimited. As at 31 December 2020, the borrowings of the Group, excluding the Burnstone Debt, was R17,119 million (2019: R26,551 million, including the derivative financial instrument which was settled during the 2020 financial year), see –Consolidated financial statements–Notes to the consolidated financial statements–Note 28: Borrowings and derivative financial instrument.

Sibanye-Stillwater is subject to financial and other covenants and restrictions under its credit facilities from time to time. Such covenants may include restrictions on Sibanye-Stillwater incurring additional financial indebtedness and obligations to maintain certain financial covenant ratios for as long as any amount is outstanding under such facilities.

Sibanye-Stillwater Annual Financial Report 2020	323

DIRECTORS’ REPORT continued

Events after reporting date

There were no events that could have a material impact on the financial results of the Group after 31 December 2020, other than those disclosed in the consolidated financial statements, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 40: Events after reporting date.

Working capital and going concern assessment

The consolidated financial statements have been prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors believe that the Group has adequate resources to continue as a going concern for the foreseeable future.

The directors believe that the cash generated by its operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due. The consolidated financial statements for the year ended 31 December 2020, therefore, have been prepared on a going concern basis, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 36.2: Risk management activities–Liquidity risk–Working capital and going concern assessment.

Significant announcements

Sibanye-Stillwater cements its industry-leading surface mining partnership with DRDGOLD - 10 January 2020

On 10 January 2020, Sibanye-Stillwater announced that it has exercised its option to subscribe for additional ordinary shares of DRDGOLD Limited (“DRDGOLD”) to attain a 50.1% shareholding in DRDGOLD (the “Option Shares”). The option was exercised on 8 January 2020 in terms of the DRDGOLD option agreement between Sibanye-Stillwater and DRDGOLD, entered into on 22 November 2017 and approved by the DRDGOLD shareholders on 28 March 2018.

The subscription price for each Option Share was R6.46 per share, payable in cash, representing a 22.69% discount to the closing price of R8.35 per DRDGOLD share and a 10% discount to the 30-day volume weighted average traded price of DRDGOLD’s shares, on the JSE Limited on the day prior to the date the option was exercised, being 7 January 2020. The exercise of the option increased Sibanye-Stillwater’s holding in DRDGOLD from 38.05% (265,000,000 shares) to 50.1% (433,158,944 shares).

Results of the Sibanye Gold Limited Shareholder meeting to approve the scheme relating to the internal restructuring of Sibanye Gold Limited - 23 January 2020

On 4 October 2019, Sibanye Gold Limited (trading as Sibanye-Stillwater) SGL and Sibanye-Stillwater announced the commencement of an internal restructuring process to create a new holding company and listings for the Group to be effected by way of a scheme of arrangement (the “Scheme”),

On 23 January 2020, Sibanye Gold Limited and Sibanye Stillwater Limited announced that all resolutions for the approval of the Scheme, were passed by the requisite majority voters at the Scheme Meeting held at the Sibanye Gold Limited Academy. The Scheme was implemented on 24 February 2020. For additional information, see –Consolidated financial statements–Notes to the consolidated financial statements– Note 26: Stated share capital.

Appointment of Lead Independent Director - 17 February 2020

On 17 February 2020, Sibanye-Stillwater advised that in accordance with Section 3.59(c) of the Listings Requirements of the JSE Limited, shareholders were advised that with effect from 14 February 2020, the Company has appointed Richard Menell as the Lead Independent Director of the Board. Richard was appointed as a non-executive director of Sibanye-Stillwater on 1 January 2013. He has over 40 years’ experience in the mining industry. Richard has been an instrumental member of the Board and his leadership as the Lead Independent Director will enhance the Company’s corporate governance and Board processes.

Sibanye-Stillwater changes NYSE ticker symbol from SBGL to SBSW to highlight new corporate structure and diversified asset mix - 27 February 2020

On 27 February 2020, Sibanye-Stillwater advised that the closing bell was rung at the New York Stock Exchange (NYSE) at 16:00 EST / 23:00 CET, to celebrate the change of its ticker symbol from SBGL to SBSW, following an internal restructuring and name change, which was first announced on February 24 2020.

Early settlement of the Marikana Bulk tailings treatment project’s metal purchase agreement - 4 March 2020

On 4 March 2020, Sibanye-Stillwater advised that Western Platinum Proprietary Limited (“WPL”), Eastern Platinum Limited (“EPL”) and Lonmin Limited (UK) (“Lonmin”) (collectively the “Purchasers”), now subsidiaries of Sibanye-Stillwater and collectively known as the Marikana operations, have entered into a Release and Cancellation Agreement with RFW Lonmin Investments Limited (“the Seller”) regarding the early settlement, of a prior streaming agreement, on more favourable terms.

Salient Features Included:

•	Sibanye-Stillwater early settles, a long-term streaming facility at Marikana, with a current present value of US$81 million, for US$50 million in cash;

•	The settlement will be funded through a new short-term platinum prepay facility, entered into with Merrill Lynch International; and

Sibanye-Stillwater Annual Financial Report 2020	324

DIRECTORS’ REPORT continued

•

The transaction will extinguish a high cost, secured, long-term financing instrument, and replace it with a significantly lower cost, unsecured, short-term facility, providing operational flexibility for the Marikana operations and the ability to immediately market the now uncommitted Palladium and Rhodium metals to realize optimal pricing opportunities.

For additional information, see –Consolidated financial statements–Notes to the consolidated financial statements– Note 32: Deferred revenue.

Sibanye-Stillwater notes the announcement by Anglo American Platinum regarding temporary shutdown of converter plant - 6 March 2020

On 6 March 2020, Sibanye-Stillwater noted the announcement by Anglo American Platinum Limited (Anglo Plats), regarding the temporary shutdown of its converter plants and confirmed that it has received written notification of force majeure regarding the toll agreement between Anglo Plats and Sibanye-Stillwater’s Rustenburg operation and the Purchase of Concentrate (PoC) agreement with Sibanye-Stillwater’s Kroondal and Platinum mile operations. Sibanye-Stillwater’s Marikana and US PGM operations were not affected and benefited from the commensurate short-term commodity price increases due to the Anglo Platinum supply disruption.

Anglo Plats has indicated that its converter plant will be unavailable for at least eight weeks, during which period the force majeure would remain in effect and it would be unable to fully process the Rustenburg, Kroondal and Platinum mile concentrate.

Sibanye-Stillwater has significant spare PGM processing capacity at the Marikana operations and at the Precious Metal Refinery in Brakpan and announced that it will be assessing how best to utilise this capacity and was engaging with Anglo Platinum with respect to the various alternatives and provided a further update once we have obtained clarity.

Marikana operations to provide processing capacity to offset Anglo Platinum Force Majeure - 17 March 2020

On 17 March 2020, Sibanye-Stillwater noted further to the announcement on 6 March 2020, regarding the temporary closure of Anglo American Platinum Limited’s (Anglo Platinum) converter plant at its Rustenburg Platinum Mines (RPM) processing facilities, which led to Anglo Platinum declaring Force Majeure (FM) for a period of approximately 80 days, Sibanye-Stillwater has subsequently assessed how best to utilise spare PGM processing capacity at the Marikana operations and at the Precious Metal Refinery in Brakpan (Marikana processing facilities).

Sibanye-Stillwater was accordingly pleased to announce that it has reached agreements in principle, with Anglo Platinum regarding processing of all PGM containing material produced from its Rustenburg and Platinum Mile operations and approximately half of the PGM containing material produced from the Kroondal operations, at its Marikana processing facilities for at least the duration of the FM period. Prior to the FM declaration, PGM bearing concentrate from Rustenburg was smelted and refined by Anglo Platinum under a toll processing agreement while Kroondal and Platinum Mile PGM concentrate was subject to a Purchase of Concentrate agreement.

Change in Directorate - 27 March 2020

On 27 March 2020, Sibanye-Stillwater announced in terms of Section 3.59 of the Listings Requirements of the JSE Limited, the Sibanye-Stillwater Board was pleased to announce the appointment of Dr Elaine Dorward-King as an Independent Non-Executive Director of the Company with immediate effect.

Recommended all-share offer for Lonmin plc (“Lonmin”) by Sibanye Gold Limited: Rule 19.6(c) confirmation with respect to stated post-offer intentions with regard to Lonmin - 8 June 2020

On 8 June 2020: Sibanye-Stillwater announced that, further to the completion of its recommended all-share offer for Lonmin, which was implemented by means of a Court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006 and which became effective in accordance with its terms on 7 June 2019, Sibanye Gold Limited has duly confirmed in writing to The UK Panel on Takeovers and Mergers, in accordance with the requirements of Rule 19.6(c) of the UK Code on Takeovers and Mergers (the “UK Code”), that Sibanye Gold Limited has complied with the post-offer statements of intent made pursuant to Rules 2.7(c)(iv) and 24.2 of the UK Code, as detailed in the scheme document published on 25 April.

Optional redemption notice issued to the holders of Sibanye Gold Limited’s USD450,000,000 1.875 per cent convertible bonds due 2023 - 18 September 2020

On 18 September 2020, Sibanye-Stillwater advised that its wholly owned subsidiary, Sibanye Gold Limited, on 18 September 2020 exercised its option on its USD450,000,000 1.875 per cent convertible bonds due 2023 in line with the terms and conditions (the “Conditions”) to redeem all outstanding Bonds on 19 October 2020 (the “Optional Redemption Date”) at their principal amount, together with accrued but unpaid interest up to (but excluding) the Optional Redemption Date. The current aggregate principal amount of Bonds outstanding was USD383,800,000.00.

Holders of outstanding Bonds were entitled, in terms of the Conditions, to each exercise a right on the redemption of the Bonds to convert the Bonds into ordinary shares of the Company (the “Conversion Rights”). Bondholders were expected to exercise their Conversion Rights and if all such Conversion Rights were exercised, this would have resulted in the issuance of up to 248,430,319 ordinary shares of the Company, as previously approved by the shareholders. Should some Bondholders have failed to exercise their Conversion Rights, the Issuer would have redeemed the remaining Bonds from its cash resources. For additional information, see –Consolidated financial statements–Notes to the consolidated financial statements– Note 28.5: US$ Convertible Bond.

Sibanye-Stillwater Annual Financial Report 2020	325

DIRECTORS’ REPORT continued

Delaware Supreme court affirms the Stillwater appraisal decision to uphold the deal price - 16 October 2020

On 16 October 2020, Sibanye-Stillwater advised that the Delaware Supreme Court has issued its opinion on the Stillwater Appraisal Action, affirming the favourable decision by the Delaware Court of Chancery on 21 August 2019 to uphold the deal price of the acquisition of Stillwater Mining Company (Stillwater) by the Group.

The action was brought by a group of minority shareholders of Stillwater, following the acquisition of Stillwater by the Group in May 2017 for a cash consideration of US$18 per Stillwater share. The consideration to the Dissenting Shareholders, which was equal to the original offer price plus interest, was previously paid. For additional information see –Consolidated financial statements–Notes to the consolidated financial statements– Note 38: Contingent liabilities.

Redemption of the US$450,000,000 1.875 per cent convertible bonds due 2023 completed - 21 October 2020

On 21 October 2020, Sibanye-Stillwater confirmed that in response to the Optional Redemption Notice, US$383,000,000 of the US$383,800,000 outstanding Bonds have been converted by Bondholders. Pursuant to this conversion by Bondholders, 247,912,467 ordinary shares of the Company (“Shares”) have been issued and listed on the Johannesburg Stock Exchange over the last two weeks, resulting in a total number of 2,925,001,704 Shares currently in issue. The new Shares issued ranked pari passu with the existing Shares of the Company in issue. The remaining Bonds, amounting to US$800,000, were redeemed by the Issuer in cash at par value plus an accrued coupon, resulting in an aggregate cash consideration of US$800,958.33 being paid to Bondholders.

Sibanye-Stillwater signs three-year agreement at its Kroondal operation - 23 October 2020

On 23 October 2020, Sibanye-Stillwater announced that it has concluded three-year wage agreements for its Kroondal operation, part of its SA Platinum Group Metals operations. The wage agreements were signed with the National Union of Mineworkers and the Association of Mineworkers and Construction Union, in respect of wages and conditions of service for a three-year period from 1 July 2020 to 30 June 2023. The basic wage increase for Category 4-9 surface and underground employees for the first year, is 5% or R1000 per month (whichever is higher) for each of the three years. Miners, artisans and officials will also receive 5% or R1,000 per month (whichever is higher) per annum over the three-year period.

Proposed Odd-lot Offer, as Specific Offer, distribution of the Circular and Notice of the General Meeting - 2 November 2020

On 2 November 2020, Sibanye-Stillwater advised that the Board of directors of Sibanye-Stillwater wished to make an offer to certain holders of Sibanye-Stillwater ordinary shares, via an Odd-lot offer (“Odd-lot Offer”) to holders of fewer than 100 Sibanye-Stillwater Shares (“Odd-lot Holders”) and a specific repurchase in terms of the Listings Requirements of the JSE Limited (“JSE”) and the Companies Act, 2008 (“Specific Offer”) to holders of 100 Sibanye-Stillwater Shares or more but equal to or fewer than 400 Sibanye-Stillwater Shares (“Specific Holders”), (collectively, “Offers”).

As at 30 September 2020, Sibanye-Stillwater had approximately 30,000 ordinary shareholders, which reflected nearly a 60% increase in the total number of Sibanye-Stillwater shareholders (“Shareholders”) compared to the period prior to the acquisition by Sibanye Gold Limited of the entire issued share capital of Lonmin Plc on 10 June 2019. The aggregate shareholding in Sibanye-Stillwater of Shareholders who own fewer than 400 ordinary shares in Sibanye-Stillwater (“Sibanye-Stillwater Shares”) represented approximately 50% of the number of total Shareholders and 0.05% of all Sibanye-Stillwater Shares in issue.

Shareholders were therefore advised of the Company’s intention to implement an Odd-lot Offer and a Specific Offer to Odd-lot Holders and Specific Holders, respectively (collectively, “Offer Holders”).

Class action suit against Sibanye-Stillwater dismissed – 12 November 2020

On 12 November 2020, Sibanye-Stillwater advised that on 10 November 2020, a Brooklyn, New York, Federal Court dismissed with prejudice, a putative securities class action suit seeking damages for allegedly false and/or misleading statements by the Group and CEO Neal Froneman (the “Defendants”), related to safety incidents in 2018.

The class action was brought on behalf of all persons or entities who purchased Sibanye-Stillwater ADRs between 23 February 2017 and 31 October 2018, inclusive. The class action was filed shortly after the occurrence of fatal incidents at Sibanye-Stillwater’s SA gold operations in H1 2018. The Plaintiffs alleged that, in light of the fatalities, statements that the Defendants made regarding safety were false and misleading and violated the U.S. federal securities laws.

In dismissing the class action, the Court found that Plaintiffs failed to allege any violation of the U.S. securities laws, based on their failure to allege any materially false or misleading statements. The Court also found that Plaintiffs failed to establish that the Defendants acted with fraudulent intent, or that their alleged losses were caused by the statements in question. In doing so, the Court denied the Plaintiffs’ request to file a further amended complaint, finding that it would be futile, and directed the Clerk of the Court to enter judgment and close the case. For additional information see –Consolidated financial statements–Notes to the consolidated financial statements– Note 38: Contingent liabilities.

Finalisation announcement in relation to the proposed Odd-lot Offer and a Specific Offer- 11 December 2020

On 28 December 2020, Sibanye-Stillwater announced that Sibanye-Stillwater shareholders (“Shareholders”) are referred to the Stock Exchange News Service announcement dated 2 November 2020 wherein the board of directors of Sibanye-Stillwater advised of its intention to make an odd-lot offer (“Odd-lot Offer”) to Shareholders holding fewer than 100 Sibanye-Stillwater shares (“Odd-lot Holders”), and a specific offer (“Specific

Sibanye-Stillwater Annual Financial Report 2020	326

DIRECTORS’ REPORT continued

Offer”) to Shareholders holding 100 Sibanye-Stillwater shares or more but equal to or fewer than 400 Sibanye-Stillwater shares (“Specific Holders”), (collectively, “Offers”).

Sibanye-Stillwater further announced that implementing the Offers will result in the repurchase by the Company of the Sibanye-Stillwater shares from the Odd-lot Holders and Specific Holders (“Offer Holders”), at an offer price determined as outlined and that the Cash Consideration paid by Sibanye-Stillwater pursuant to the Offer Shares will constitute a “dividend” as defined in section 1 of the South African Income Tax Act, in the hands of such Shareholder as no portion of the repurchase price will consist of contributed tax capital. The Offers will give rise to a liability for DWT at a rate of 20% in the event that the Offer Holder does not qualify for an exemption from DWT or in the case of non-resident Shareholder, is not subject to a reduced rate of DWT in terms of the Double Taxation Agreement between South Africa and the non-resident Shareholder’s country of residence. In the event that the Offer Holder does not qualify for an exemption or reduced DWT rate, the net Offer Price will be ZAR45.78431, being ZAR57.23039 less 20% DWT.

Appointment of Non-Executive Director – 21 December 2020

On 21 December 2020, Sibanye-Stillwater announced In terms of Section 3.59 of the Listings Requirements of the JSE Limited, the Sibanye-Stillwater Board was pleased to announce the appointment of Sindiswa Victoria Zilwa (Sindi) as an Independent Non-Executive Director of the Group with effect from 1 January 2021.

Results of Odd-lot Offer and Specific offer – 28 December 2020

On 28 December 2020, Sibanye-Stillwater announced that Sibanye-Stillwater shareholders (“Shareholders”) are referred to the circular to Shareholders dated 2 November 2020, which contained details regarding the odd-lot offer (“Odd-lot Offer”) to Shareholders holding fewer than 100 Sibanye-Stillwater shares (“Odd-lot Holders”) and a specific offer (“Specific Offer”) to Shareholders holding 100 Sibanye-Stillwater shares or more but equal to or fewer than 400 Sibanye-Stillwater shares (“Specific Holders”), (collectively, “Offers”). Shareholders were further referred to the General Meeting of Shareholders held on 1 December 2020, and the subsequent announcements released on the Stock Exchange News Service on (i) 1 December 2020, advising the voting results of the General Meeting; and (ii) 11 December 2020, advising the finalisation details relating to the Offers.

Accordingly, Sibanye-Stillwater announced that it will repurchase and cancel a total of Sibanye-Stillwater shares, representing approximately 0.05% of the total issued share capital of the Company, for a total offer consideration of R81,907,962.47. The cancellation and termination of listing of Sibanye-Stillwater shares repurchased in terms of the Offers was expected on or about 30 December 2020.

The total issued shares of Sibanye-Stillwater was accordingly reduced from 2,925,001,704 to 2,923,570,507. The requisite payments of cash consideration to Odd-lot Holders and Specific Holders pursuant to the Offers was made on 28 December 2020.

Sibanye-Stillwater secures entry into the battery metals sector through a partnership with and investment into Keliber, a leading European lithium company – 23 February 2021

Johannesburg, 23 February 2021, Sibanye-Stillwater announced that it has entered into an investment agreement with Keliber Oy and that the Transaction is expected to be implemented in March 2021, subject to the approval by the South African Reserve Bank.

Sibanye-Stillwater Annual Financial Report 2020	327

DIRECTORS’ REPORT continued

Directorate

Following the scheme of arrangement between Sibanye Gold Limited and Sibanye Stillwater Limited, which was implemented on 24 February 2020, there were various changes in directors to the board of Sibanye Stillwater Limited. On the date of implementing the Scheme, the existing directors of Sibanye Stillwater Limited resigned and the directors of Sibanye Gold Limited were appointed to the board of Sibanye Stillwater Limited. In addition, Non-independent, non-executive directors Messrs Wang Bin and Lu Jiongjie resigned on 27 March 2020. Messrs Elaine Dorward-King and Sindiswa Zilwa were appointed as independent non-executive directors on 27 March 2020 and 1 January 2021 respectively. The table below sets out the changes in directors of Sibanye Stillwater Limited for the year ended 31 December 2020.

Name	Position	Date appointed	Date resigned
Vincent Maphai[1]	Chairman and independent non-executive director	24 February 2020
Neal Froneman[1]	Chief Executive Officer	24 February 2020
Charl Keyter[1]	Chief Financial Officer	24 February 2020
Timothy Cumming[1]	Independent non-executive director	24 February 2020
Savannah Danson[1]	Independent non-executive director	24 February 2020
Harry Kenyon-Slaney[1]	Independent non-executive director	24 February 2020
Richard Menell[1]	Lead Independent and non-executive director	24 February 2020
Nkosemntu Nika[1]	Independent non-executive director	24 February 2020
Keith Rayner[1]	Independent non-executive director	24 February 2020
Susan van der Merwe[1]	Independent non-executive director	24 February 2020
Jeremiah Vilakazi[1]	Independent non-executive director	24 February 2020
Elaine Dorward-King[3]	Independent non-executive director	27 March 2020
Sindiswa Zilwa[3]	Independent non-executive director	01 January 2021
Wang Bin[2]	Non-independent non-executive director	24 February 2020	27 March 2020
Lu Jiongjie[2]	Non-independent non-executive director	24 February 2020	27 March 2020
Cheryl van Zyl[4]	Non-independent executive director	21 May 2018	24 February 2020
Martin van der Walt[4]	Non-independent executive director	13 August 2019	24 February 2020
Pieter Henning[4]	Non-independent executive director	15 May 2019	24 February 2020
Philip van der Westhuizen[4]	Non-independent executive director	21 May 2018	24 February 2020
[1]	Director appointed to the board of Sibanye Stillwater Limited on 24 February 2020 pursuant to the scheme of arrangement

[2]	Messrs Wang Bin and Lu Jiongjie have been appointed as Non-Independent, Non-Executive Directors to the Company’s Board with effect from 24 February 2020. They resigned on 27 March 2020

[3]	Messrs Elaine Dorward-King and Sindiswa Zilwa have been appointed as Independent, Non-Executive Directors to the board of Sibanye Stillwater Limited with effect from 27 March 2020 and 1 January 2021, respectively

[4]	Messrs Cheryl van Zyl, Martin van der Walt, Pieter Henning and Philip van der Westhuizen have resigned as Non-Independent, Executive Directors from the board of Sibanye Stillwater Limited on 24 February 2020, pursuant to the scheme of arrangement

Rotation of directors

Directors retiring in terms of the Company’s Memorandum of Incorporation (MOI) are Richard Menell, Keith Rayner, Jeremiah Vilakazi and Sindiswa Zilwa. All the directors are eligible and offer themselves for re-election.

Directors’ and officers’ disclosure of interest in contracts

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

For related party information, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 39: Related-party transactions.

Subsidiary companies

For details of major subsidiary companies in which the Company has a direct or indirect interest, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 1.3: Consolidation.

Special resolutions passed by subsidiary companies

The following special resolutions were passed by subsidiary companies during the year ended 31 December 2020:

1.	Special resolution passed by a subsidiary company

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

Sibanye-Stillwater Annual Financial Report 2020	328

DIRECTORS’ REPORT continued

Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the directors may determine.

•	Bushbuck Ventures Proprietary Limited;

•	Oryx Ventures Proprietary Limited;

•	Newshelf 1335 Proprietary Limited;

•	Hoedspruit Platinum Holdings Proprietary Limited; and

•	Sibanye Rustenburg Platinum Mines Proprietary Limited.

2.	Special resolutions passed by various subsidiaries

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

•	Ezulwini Mining Company Proprietary Limited;

•	K2013164354 Proprietary Limited;

•	Kroondal Operations Pty Ltd;

•	M Janse van Rensburg Proprietary Limited;

•	Milen Mining Proprietary Limited;

•	Puma Gold Proprietary Limited;

•	Rand Uranium Proprietary Limited;

•	Sibanye Gold Academy Proprietary Limited;

•	Sibanye Gold Eastern Operations Proprietary Limited;

•	Sibanye Gold Protection Services Limited;

•	Sibanye Gold Shared Services Proprietary Limited;

•	Sibanye Solar PV Proprietary Limited;

•	Sibanye Stillwater Limited;

•	Sibanye Uranium Proprietary Limited;

•	St Helena Hospital Proprietary Limited;

•	Witwatersrand Consolidated Gold Resources Proprietary Limited;

•	Witwatersrand Deep Investments Proprietary Limited;

•	Kroondal Operations Corporate Services Proprietary Limited;

•	Ridge Mining Proprietary Limited;

•	Sibanye Platinum Bermuda Proprietary Limited;

•	Sibanye Platinum International Holdings Proprietary Limited;

•	Sibanye Platinum Proprietary Limited;

•	Braggite Resources Proprietary Limited;

•	Everest Platinum Mines Proprietary Limited;

•	Hoedspruit Platinum Exploration Proprietary Limited;

•	Magaliesburg Properties Proprietary Limited; and

•	Southern Era Mining and Exploration South Africa Proprietary Limited.

Litigation

Purported Class Action Lawsuits

In 2018, two groups of plaintiffs filed purported class action lawsuits, subsequently consolidated into a single action (Class Action), against Sibanye Gold Limited and Neal Froneman (collectively, the Defendants) in the United States District Court for the Eastern District of New York, alleging violations of the US securities laws. Specifically, the Class Action alleged that the Defendants made false and/or misleading statements about its safety practices and record and thereby violated the US securities laws. The Class Action sought an unspecific amount of damages. The Defendants filed a motion to dismiss the Class Action. On 10 November 2020, the Court granted the Defendants’ motion to dismiss in its entirety

Sibanye-Stillwater Annual Financial Report 2020	329

DIRECTORS’ REPORT continued

and ordered that the case be closed. Judgment in favour of the Defendants was entered on 12 November 2020. The Plaintiffs’ time to file a notice of appeal expired on 14 December 2020. Therefore, this action is now terminated.

Delaware Court of Chancery rules in favour of Sibanye-Stillwater in dissenting shareholder action

The Court of Chancery of the State of Delaware in the United States of America (the Court), in a Memorandum Opinion dated 21 August 2019, ruled in favour of the Sibanye Gold Limited in the appraisal action brought by a group of minority shareholders (the Dissenting Shareholders) of the Stillwater Mining Company (Stillwater), following the acquisition of Stillwater by Sibanye Gold Limited in May 2017 for a cash consideration of US$18 per Stillwater share.

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

Certain of the Dissenting Shareholders filed an appeal with the Supreme Court of the State of Delaware and oral argument was completed on 15 July 2020. On 12 October 2020, the Delaware Supreme Court issued an opinion affirming in whole the trial court’s opinion. On 28 October 2020, the Delaware Supreme Court issued a mandate to the trial court closing the case. Therefore, this action is now terminated.

Arbitration case Redpath USA Corporation versus Stillwater Mining Company

In 2015, Redpath USA Corporation (the Contractor) was hired by Stillwater to advance the Benbow decline as part of the Blitz project. During November 2019 the Contractor filed a claim wherein the contractor has raised a dispute over additional and rework costs of establishing a decline at the Stillwater Mine after drilling errors caused a water inundation that required significant remediation. The Contractor assumed the additional costs and is now wanting to recover those costs, in an amount of approximately US$20 million, from the Company. After engaging outside counsel and based on the terms of the contract that supports the Company’s position, management believes the Contractor’s claim is without merit and disputes the arbitration demand claim in the legal documents served on the Contractor.

Company Secretary

Lerato Matlosa was appointed Company Secretary of Sibanye-Stillwater with effect from 1 June 2018.

Auditors

The Audit Committee has recommended to the Board that Ernst & Young Inc. continues in office in accordance with section 90(1) of the Companies Act and in terms of the JSE Listings Requirements, subject to shareholders approving the resolution at the next annual general meeting. Lance Ian Neame Tomlinson is the designated group audit engagement partner, accredited by the JSE, for Sibanye-Stillwater.

Sibanye-Stillwater Annual Financial Report 2020	330

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sibanye Stillwater Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Sibanye Stillwater Limited and its subsidiaries (the Company) as of 31 December 2020 and 2019, the related consolidated income statement, and statements of other comprehensive income, changes in equity and cash flows for each of the two years in the period ended 31 December 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2020 and 2019, and the results of its operations and its cash flows for the each of the two years in the period ended 31 December 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 22 April 2021 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Impairment testing of goodwill and cash-generating units impairment assessments

Description of the Matter

As described in Notes 17 and 14 to the consolidated financial statements, goodwill has a carrying value of R7, 165 million, and mining assets, which include mine development and infrastructure costs and mine plant facilities, has a carrying value of R60, 600 million.

Goodwill is allocated to cash generating units, or CGUs, for impairment testing. As of 31 December 2020 the Company’s goodwill balance is entirely allocated to Platinum Group Metals’ (PGM) CGUs. Goodwill is tested for impairment on an annual basis. In addition, management performs an impairment assessment for the remaining CGUs, which have no associated goodwill, annually or whenever impairment indicators are present.

Sibanye-Stillwater Annual Financial Report 2020	331

Auditing management’s goodwill impairment tests and CGU impairment assessments was complex and highly judgmental due to the significant estimation required. In particular, the goodwill impairment tests and CGU impairment assessments were based on projected cash flows over the life of the CGU. These estimated cash flows are sensitive to changes in significant assumptions such as discount rate, future commodity prices, foreign currency exchange rates, and mine plans. The mine plans include projected operating cash flows and capital expenditures, based on reserves and production estimates. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter In Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment test and CGU impairment assessment process. For example, we tested the controls over management’s review of the significant assumptions used in determining the recoverable amount.

To test the recoverable amounts of goodwill and the impairment assessment of CGU’s, our audit procedures included, among others, an assessment of the methodologies applied in the cash flow models and testing the significant assumptions used. We inquired of management and assessed the consistency of the Company’s model and method in relation to the prior year. We involved our valuation specialists to assist in our evaluation of assumptions such as the discount rates by calculating an independent range using available market information and comparing it against management’s discount rates. In addition, our valuation specialists assisted in evaluating future commodity price assumptions, comparing them against observable market data and current industry and economic forecasts. We compared the projected operating cash flows, capital expenditures and other cost movements included in the mine plan against historical trends. We also performed trend analyses to evaluate the correlation of forecasted production against both projected operating cost and capital expenditures. We evaluated the reserves, used in the mine plans and production estimates utilised by management, for in-scope CGU’s with the involvement of our mining technical specialists. This was performed by analysing management’s reserve estimation procedures and evaluating the methodology and primary inputs into the reserve estimation in the context of industry practices and the regulatory reserves reporting requirements. We reconciled the carrying value of the goodwill and CGU’s utilised in the impairment assessment to the underlying accounting data.

We evaluated management’s sensitivity analyses by performing independent sensitivity analyses on significant assumptions for all CGUs to assess the extent of change in those assumptions individually or collectively that would result in an impairment. Our sensitivity analyses were based on EY determined ranges for the discount rates, foreign currency exchange rates and future commodity prices. We recalculated management’s breakeven analysis of discount rates, foreign currency exchange rates, commodity prices and production estimates.

We assessed the adequacy of the Company’s disclosures in the consolidated financial statements over goodwill, including the description of the estimates and judgements used in impairment testing.

Physical quantities of Marikana’s Platinum Group Metals (PGM) in process

Description of the Matter

As described in Note 23 to the consolidated financial statements, PGM in process is weighed and assayed to determine the metal content of the inventory. Measurement of the physical quantities is complex and requires significant estimation. Specifically, determining the metal content contained in PGM in process requires estimation by metallurgical specialists. Only the Marikana operations process their own refined metal inventory, and Marikana’s PGM in process amounted to R4, 224.5 million as of 31 December 2020.

The audit of the physical quantities of Marikana’s PGM in process is complex due to the highly technical nature of the process and the specialized knowledge required to evaluate the results. To determine the metal content and composition of the metals the Company samples inventory through assays. The accuracy of the mass and assay results can vary significantly depending on the nature of the equipment in which the materials are contained and the state of the conversion of material. There is inherent uncertainty in the sampling and assays which could impact on the valuation of PGM in process at year end.

Sibanye-Stillwater Annual Financial Report 2020	332

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s measurement of the physical quantities of Marikana’s PGM in process. For example, we tested the controls over inventory movement reconciliations performed and assay sample data and reports.

To test the Company’s physical quantity of PGM in process at the Marikana operations, our audit procedures included, among others, an evaluation of the Company’s estimation process and the data used by the Company from the assay results to estimate the total amount of PGM in process. We observed inventory counts at the metal inventory processing areas where the Company’s externally appointed metallurgical specialist sampled and assayed the carrier material. To assess the information gathered from the inventory counts, we involved our metallurgical specialists to assist us in evaluating the adequacy of the measurements performed by the Company and the assay methodologies applied to determine the inventory quantity. We evaluated the competence, capabilities and objectivity of management’s internal and external specialists by evaluating their qualifications, experience in the relevant industry, and the scope of work as agreed with management. We assessed the accuracy of management’s adjustment to the PGM in process balance as a result of the inventory counts by comparing the adjustment to historical adjustments made by the Company. We tested the mass balance reconciliation of inventory by agreeing the opening balance of inventory adjusted for movements during the year to the closing balance of inventory as determined by the inventory count procedures. We assessed the adequacy of the Company’s disclosures in respect to the metal inventory, including the description of the estimates and judgements in estimating the quantity of metal inventory.

/s/ Ernst & Young Incorporated

We have served as the Company’s auditor since 2019.

Johannesburg, Republic of South Africa

22 April 2021

Sibanye-Stillwater Annual Financial Report 2020	333

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Sibanye Stillwater Limited

Opinion on Internal Control Over Financial Reporting

We have audited Sibanye Stillwater Limited and subsidiaries’ internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sibanye Stillwater Limited and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position as of 31 December 2020, the related consolidated income statement, other comprehensive income, changes in equity and the cash flows for the two years in the period ended 31 December 2020, and the related notes and our report dated 22 April 2021 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Control and procedures” section of Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young Incorporated

Johannesburg, Republic of South Africa

22 April 2021

Sibanye-Stillwater Annual Financial Report 2020	334

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Sibanye Stillwater Limited, successor to Sibanye Gold Limited (trading as Sibanye-Stillwater):

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Sibanye Stillwater Limited and subsidiaries (the Company) as of 31 December 2018, the related consolidated income statement, and consolidated statements of other comprehensive income, changes in equity, and cash flows for the year ended 31 December 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 31 December 2018, and the results of its operations and its cash flows for the year ended 31 December 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Revisions to comparatives for retrospective changes in presentation, including changes in segment reporting, and adjustments due to the scheme of arrangement

As discussed in Note 1.5 of the consolidated financial statements, Sibanye Stillwater Limited revised comparative disclosures to conform to current period changes in presentation, including certain changes in segment reporting. Additionally, the Company made adjustments to the consolidated financial statements due to the accounting for the scheme of arrangement to reflect the reorganisation. All revisions have been retrospectively adjusted as of 31 December 2018, and for the year then ended.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG Inc.

We served as the Company’s auditor from 2010 to 2019

Johannesburg, South Africa

8 April 2019, except for Note 1.5, as to which the date is 22 April 2021

Sibanye-Stillwater Annual Financial Report 2020	335

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2020

Figures in million - SA rand	Notes	2020	2019	2018
Revenue	3	127,392.4	72,925.4	50,656.4
Cost of sales	4	(83,368.8)	(63,314.5)	(48,129.0)
Interest income	5.1	1,065.4	560.4	482.1
Finance expense	5.2	(3,151.8)	(3,302.5)	(3,134.7)
Share-based payments	6.7	(512.4)	(363.3)	(299.4)
(Loss)/gain on financial instruments	7	(2,450.3)	(6,015.1)	1,704.1
(Loss)/gain on foreign exchange differences		(255.0)	325.5	1,169.1
Share of results of equity-accounted investees after tax	18	1,699.8	721.0	344.2
Other costs	8.1	(2,726.9)	(2,310.4)	(1,015.4)
Other income	8.2	1,657.4	484.2	310.2
Gain on disposal of property, plant and equipment		98.8	76.6	60.2
Reversal of impairments/(impairments)	10	121.4	(86.0)	(3,041.4)
Loss on settlement of US$ Convertible Bond	28.5	(1,506.7)	-	-
Gain on derecognition of borrowings and derivative financial instrument	28.4, 28.5	-	-	230.0
Occupational healthcare expense	31	(52.3)	39.6	(15.4)
Restructuring costs	9	(436.2)	(1,252.4)	(142.8)
Loss on Bulk Tailings re-Treatment (BTT) early settlement	32	(186.2)	-	-
Transaction costs		(138.6)	(447.8)	(402.5)
Gain on acquisition	16.1	-	1,103.0	-
Profit/(loss) before royalties, carbon tax and tax		37,250.0	(856.3)	(1,224.3)
Royalties	11.1	(1,765.0)	(431.0)	(212.6)
Carbon tax		(5.2)	(12.9)	-
Profit/(loss) before tax		35,479.8	(1,300.2)	(1,436.9)
Mining and income tax	11.2	(4,858.2)	1,733.0	(1,083.8)
Profit/(loss) for the year		30,621.6	432.8	(2,520.7)
Attributable to:
Owners of Sibanye-Stillwater		29,311.9	62.1	(2,499.6)
Non-controlling interests		1,309.7	370.7	(21.1)
Earnings per share attributable to owners of Sibanye-Stillwater
Basic earnings per share - cents	12.1	1,074	2	(110)
Diluted earnings per share - cents	12.2	1,055	2	(110)

The accompanying notes form an integral part of these consolidated financial statements

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE YEAR ENDED 31 DECEMBER 2020

Figures in million - SA rand	2020	2019	2018
Profit/(loss) for the year	30,621.6	432.8	(2,520.7)
Other comprehensive income, net of tax	(2,005.8)	(465.9)	1,764.1
Foreign currency translation[1]	(2,226.7)	(594.8)	1,719.1
Fair value adjustment on other investments[2]	220.9	128.9	45.0

Total comprehensive income	28,615.8	(33.1)	(756.6)
Attributable to:
Owners of Sibanye-Stillwater	27,287.0	(403.1)	(733.1)
Non-controlling interests	1,328.8	370.0	(23.5)

1 These gains and losses will be reclassified to profit or loss in accordance with the relevant accounting policy

2 These gains and losses will never be reclassified to profit or loss

The accompanying notes form an integral part of these consolidated financial statements

Sibanye-Stillwater Annual Financial Report 2020	336

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT 31 DECEMBER 2020

Figures in million - SA rand	Notes	2020	2019		2018
Assets
Non-current assets		81,860.5	74,908.1		69,727.7
Property, plant and equipment	14	60,600.0	57,480.2		54,558.2
Right-of-use assets	15	295.6	360.9		-
Goodwill	17	7,165.2	6,854.9		6,889.6
Equity-accounted investments	18	5,621.0	4,038.8		3,733.9
Other investments	20	847.0	598.7		156.0
Environmental rehabilitation obligation funds	21	4,934.0	4,602.2		3,998.7
Other receivables	22.1	821.3	683.5		314.4
Deferred tax assets	11.3	1,576.4	288.9		76.9

Current assets		52,242.6	26,163.7		15,195.3
Inventories	23	24,952.4	15,503.4		5,294.8
Trade and other receivables	24	6,865.6	4,635.0		6,833.0
Other receivables	22.1	36.8	51.2		35.2
Tax receivable	11.4	148.0	355.1		483.2
Cash and cash equivalents	25	20,239.8	5,619.0		2,549.1

Total assets		134,103.1	101,071.8		84,923.0

Equity and liabilities
Equity attributable to owners of Sibanye-Stillwater		68,480.3	29,670.6		23,788.4
Stated share capital	26	30,149.8	-	*	-	*
Other reserves		25,570.4	45,104.3		39,284.2
Accumulated profit/(loss)		12,760.1	(15,433.7)		(15,495.8)
Non-controlling interests	27	2,235.7	1,467.7		936.0
Total equity		70,716.0	31,138.3		24,724.4

Non-current liabilities		45,900.0	55,606.7		45,566.0
Borrowings	28	17,497.0	23,697.9		18,316.5
Derivative financial instrument	28	-	4,144.9		408.9
Lease liabilities	29	223.2	272.8		-
Environmental rehabilitation obligation and other provisions	30	8,633.8	8,714.8		6,294.2
Post-retirement healthcare obligation		-	-		5.6
Occupational healthcare obligation	31	1,037.7	1,133.4		1,164.2
Cash-settled share-based payment obligations	6.6	1,595.3	1,343.0		168.9
Other payables	22.2	2,910.7	2,687.5		2,529.2
Deferred revenue	32	6,362.7	6,896.5		6,525.3
Tax and royalties payable	11.4	8.6	59.1		-
Deferred tax liabilities	11.3	7,631.0	6,656.8		10,153.2

Current Liabilities		17,487.1	14,326.8		14,632.6
Borrowings	28	885.6	38.3		6,188.2
Lease liabilities	29	103.6	110.0		-
Occupational healthcare obligation	31	156.9	148.7		109.9
Cash-settled share-based payment obligations	6.6	33.1	82.1		56.8
Trade and other payables	33	13,207.4	11,465.9		7,856.3
Other payables	22.2	2,245.9	761.4		303.3
Deferred revenue	32	66.9	1,270.6		30.1
Tax and royalties payable	11.4	787.7	449.8		88.0

Total equity and liabilities		134,103.1	101,071.8		84,923.0
* Less than R0.1 million

The accompanying notes form an integral part of these consolidated financial statements

Sibanye-Stillwater Annual Financial Report 2020	337

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2020

									Equity
					Share-		Foreign		attributable
		Stated		Re-	based	Mark-to-	currency		to owners	Non-
		share		organisation	payment	market	translation	Accumulated	of Sibanye-	controlling	Total
Figures in million - SA rand	Notes	capital		reserve	reserve	reserve	reserve	profit/(loss)	Stillwater	interests	equity
Balance at 31 December 2017		-	*	34,667.0	3,327.6	5.2	(763.8)	(13,257.6)	23,978.4	19.8	23,998.2
Total comprehensive income for the year		-		-	-	47.4	1,719.1	(2,499.6)	(733.1)	(23.5)	(756.6)
Loss for the year		-		-	-	-	-	(2,499.6)	(2,499.6)	(21.1)	(2,520.7)
Other comprehensive income		-		-	-	47.4	1,719.1	-	1,766.5	(2.4)	1,764.1
Equity-settled share-based payments	6.7	-		-	281.7	-	-	-	281.7	-	281.7
Dividends paid		-		-	-	-	-	-	-	(0.6)	(0.6)
Acquisition of subsidiary with non-controlling interests (DRDGOLD)		-		-	-	-	-	-	-	940.3	940.3
Transaction with DRDGOLD shareholders		-		-	-	-	-	261.4	261.4	-	261.4
Balance at 31 December 2018		-	*	34,667.0	3,609.3	52.6	955.3	(15,495.8)	23,788.4	936.0	24,724.4
Total comprehensive income for the year		-		-	-	128.9	(594.1)	62.1	(403.1)	370.0	(33.1)
Profit for the year		-		-	-	-	-	62.1	62.1	370.7	432.8
Other comprehensive income		-		-	-	128.9	(594.1)	-	(465.2)	(0.7)	(465.9)
Equity-settled share-based payments	6.7	-		-	290.3	-	-	-	290.3	-	290.3
Dividends paid		-		-	-	-	-	-	-	(85.0)	(85.0)
Shares issued for cash		-		1,688.4	-	-	-	-	1,688.4	-	1,688.4
Shares issued on Lonmin acquisition	16.1	-		4,306.6	-	-	-	-	4,306.6	-	4,306.6
Acquisition of subsidiary with non-controlling interests (Lonmin)	16.1	-		-	-	-	-	-	-	247.0	247.0
Transaction with DRDGOLD shareholders		-		-	-	-	-	-	-	(0.3)	(0.3)
Balance at 31 December 2019		-	*	40,662.0	3,899.6	181.5	361.2	(15,433.7)	29,670.6	1,467.7	31,138.3
Total comprehensive income for the year		-		-	-	201.8	(2,226.7)	29,311.9	27,287.0	1,328.8	28,615.8
Profit for the year		-		-	-	-	-	29,311.9	29,311.9	1,309.7	30,621.6
Other comprehensive income		-		-	-	201.8	(2,226.7)	-	(2,024.9)	19.1	(2,005.8)
Equity-settled share-based payments	6.7	-		-	151.7	-	-	-	151.7	6.3	158.0
Dividends paid		-		-	-	-	-	(1,338.1)	(1,338.1)	(360.3)	(1,698.4)
Reorganisation - 24 February 2020	26	17,660.7		(17,660.7)	-	-	-	-	-	-	-
Shares issued upon conversion of US$ Convertible Bond	28.5	12,573.2		-	-	-	-	-	12,573.2	-	12,573.2
Share buy-back	26	(84.1)		-	-	-	-	-	(84.1)	-	(84.1)
Transaction with DRDGOLD shareholders	27	-		-	-	-	-	220.0	220.0	(220.0)	-
Transaction with Lonmin Canada shareholders		-		-	-	-	-	-	-	13.2	13.2
Balance at 31 December 2020		30,149.8		23,001.3	4,051.3	383.3	(1,865.5)	12,760.1	68,480.3	2,235.7	70,716.0

* Less than R0.1 million

The accompanying notes form an integral part of these consolidated financial statements

Sibanye-Stillwater Annual Financial Report 2020	338

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 31 DECEMBER 2020

Figures in million - SA rand	Notes	2020	2019	2018
Cash flows from operating activities
Cash generated by operations	34	45,185.5	10,565.9	8,709.0
Deferred revenue advance received	32	770.6	2,859.3	6,555.4
BTT early settlement payment	32	(787.1)	-	-
Amount received on settlement of dispute		580.0	-	-
Post-retirement health care payments		(1.3)	(6.1)	(6.6)
Cash-settled share-based payments paid	6.6	(274.5)	(90.9)	(21.7)
Change in working capital	35	(9,435.1)	(625.6)	(1,070.0)
		36,038.1	12,702.6	14,166.1
Interest received		719.6	268.4	194.7
Interest paid		(1,385.4)	(1,603.1)	(1,620.8)
Royalties paid	11.4	(1,706.6)	(411.5)	(234.4)
Tax paid	11.4	(4,818.0)	(1,407.4)	(307.8)
Dividends paid		(1,698.4)	(85.0)	(0.6)
Net cash from operating activities		27,149.3	9,464.0	12,197.2
Cash flow from investing activities
Additions to property, plant and equipment		(9,615.6)	(7,705.9)	(7,080.7)
Proceeds on disposal of property, plant and equipment		101.3	101.0	81.9
Acquisition of subsidiaries	16	-	(129.0)	-
Cash acquired on acquisition of subsidiaries		-	3,004.3	282.8
Proceeds with transfer of assets to joint operation		-	30.6	-
Dividends received		287.7	111.0	125.2
Additions to other investments		(12.1)	-	-
Contributions to environmental rehabilitation funds	21	(63.6)	(12.9)	(95.3)
Payment of Deferred Payment	22.2	(756.2)	(283.4)	(38.6)
Loan advanced to equity-accounted investee		-	-	(3.1)
Payments to dissenting shareholders	22.2	-	(319.4)	(1,375.8)
Proceeds on loss of control of subsidiaries		-	-	256.1
Preference shares redeemed by equity-accounted investee	18.1	114.3	186.9	102.8
Proceeds on disposal of marketable securities investments		-	-	1.2
Receipts from environmental rehabilitation funds	21	7.4	151.9	-
Net cash used in investing activities		(9,936.8)	(4,864.9)	(7,743.5)
Cash flow from financing activities
Loans raised	28	16,289.2	18,981.7	17,130.2
Loans repaid	28	(18,335.1)	(22,008.3)	(21,231.5)
Lease payments		(113.8)	(131.7)	-
Proceeds from shares issued		-	1,688.4	-
Share buy-back	26	(84.1)	-	-
Net cash used in financing activities		(2,243.8)	(1,469.9)	(4,101.3)
Net increase in cash and cash equivalents		14,968.7	3,129.2	352.4
Effect of exchange rate fluctuations on cash held		(347.9)	(59.3)	134.3
Cash and cash equivalents at beginning of the year		5,619.0	2,549.1	2,062.4
Cash and cash equivalents at end of the year	25	20,239.8	5,619.0	2,549.1

The accompanying notes form an integral part of these consolidated financial statements

Sibanye-Stillwater Annual Financial Report 2020	339

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2020

1.	Accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. Where an accounting policy is specific to a note, the policy is described in the note which it relates to. These policies have been consistently applied to all the periods presented, except for IFRS 16 Leases (IFRS 16), which was applied from 1 January 2019 and therefore does not apply to the 2018 comparative period presented.

1.1	Reporting entity

Sibanye Stillwater Limited (the Company) and its subsidiaries (together referred to as the Group or Sibanye-Stillwater), an independent, global, precious metals mining company, produces a mix of metals that includes gold and platinum group metals (PGM). Domiciled in South Africa, Sibanye-Stillwater currently owns and operates a portfolio of high-quality operations and projects, which are grouped into two regions: the Southern Africa (SA) region and the United States (US) region.

On 4 October 2019 Sibanye Gold Limited (SGL) and the Company, a previously dormant wholly owned subsidiary of SGL, announced the intention to implement a scheme of arrangement to reorganise SGL’s operations under a new parent company, the Company (the “Scheme”). The Scheme was implemented through the issue of the Company’s shares (tickers: JSE – SSW and NYSE – SBSW) in exchange for the existing shares of SGL (previous tickers: JSE – SGL and NYSE – SBGL). On 23 January 2020 SGL and Sibanye-Stillwater announced that all resolutions for the approval of the Scheme, were passed by the requisite majority votes at the Scheme meeting held at the SGL Academy. The Scheme was implemented on 24 February 2020. For more information relating to the accounting treatment of the Scheme, refer note 26.

The SA region houses the gold and PGM operations and projects located in South Africa and Zimbabwe. The underground and surface gold mining operations in South Africa are the Driefontein and Kloof operations in the West Witwatersrand (West Wits) region and DRDGOLD Limited (DRDGOLD) with surface tailings treatment plant in the East of Johannesburg in Gauteng, and the Beatrix operation in the southern Free State. Sibanye-Stillwater also owns and manages significant gold extraction and processing facilities where ore is treated and beneficiated to produce gold doré. In addition, several organic projects currently underway are aimed at sustaining these gold mining operations into the long term. The PGM assets in the SA region are Kroondal (50%), the Rustenburg operation, the Marikana operation (Marikana) and the tailings retreatment entity, Platinum Mile (91.7%) in North West Province, and Mimosa (50%) in Zimbabwe. Marikana currently has five contributing shafts namely 4Belt, K3, Rowland, Saffy and E3 and the ore mined at the Marikana operations is processed through five concentrators on site. The PGM concentrate produced is dispatched to the smelter for further processing at the Base Metal Refinery (BMR). At the BMR, base metals are removed and the resulting PGM-rich residue is sent to Precious Metal Refinery (PMR) for final treatment.

The US region houses the PGM operations and projects located in the US, Canada and Argentina. These include the East Boulder and Stillwater mining operations and the Blitz project in Montana, in the US, and exploration-stage projects, Altar (joint venture) in Argentina and Marathon (joint operation), a PGM-copper porphyry in Ontario, Canada. The assets in this region also include the Metallurgical complex in Columbus, Montana. This complex houses the smelter, base metal refinery and an analytical laboratory which produces a PGM-rich filter cake that is further refined by a third-party precious metal refinery. These processing and metallurgical facilities are also used to process recycled material such as spent autocatalytic convertors and petroleum refinery catalysts.

1.2	Basis of preparation

The consolidated financial statements for the year ended 31 December 2020 have been prepared on a going concern basis in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act and JSE Listings Requirements. The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including derivative instruments) which are measured at fair value through profit or loss or other comprehensive income.

Standards, interpretations and amendments to published standards effective for the year ended 31 December 2020

During the financial year, the following new and revised accounting standards and amendments to standards applicable to the Group, became effective and had no material impact on the Group’s financial statements:

Pronouncement	Details of amendments	Effective date[1]
IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (Amendments)	The amendments clarify and align the definition of ‘material’ and provide guidance to help improve consistency in the application of that concept whenever it is used in IFRS.	1 January 2020
IFRS 3 Business Combinations (IFRS 3) (Amendment)	The IASB issued amendments to the definition of a business in IFRS 3 to help entities determine whether an acquired set of activities and assets is a business or not.	1 January 2020

Sibanye-Stillwater Annual Financial Report 2020	340

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

The revised Conceptual Framework for Financial Reporting

The Conceptual Framework is to assist the International Accounting Standards Board (IASB) in developing standards, to help preparers develop consistent accounting policies if there is no applicable standard in place and to assist all parties to understand and interpret the standards. Key changes include:

•       increasing the prominence of stewardship in the objective of financial reporting;

•       defining a reporting entity, which may be a legal entity, or a portion of an entity;

•       revising the definitions of an asset and a liability;

•       removing the probability threshold for recognition and adding guidance on derecognition;

•       adding guidance on different measurement basis; and

•       stating that profit or loss is the primary performance indicator and that, in principle, income and expenses in other comprehensive income should be recycled where this enhances the relevance or faithful representation of the financial statements.

No changes will be made to any of the current accounting standards.

1 January 2020

1 Effective date refers to annual period beginning on or after said date

Standards, interpretations and amendments to published standards which are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that apply to the accounting periods beginning on or after 1 January 2021 but have not been early adopted by the Group. The standards, amendments and interpretations that are applicable to the Group are:

Pronouncement	Details of amendments	Effective date[1]
COVID-19-Related Rent Concessions (Amendment to IFRS 16) [2]	In response to the COVID-19 coronavirus pandemic, the IASB has issued amendments to IFRS 16 to allow lessees not to account for rent concessions as lease modifications if they are a direct consequence of COVID-19 and meet certain conditions. Rent concessions included in the ambit of the amendment might take a variety of forms, including payment holidays and deferral of lease payments. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted. The Group did not receive any material rent concessions as a direct result of COVID-19.	1 June 2020
Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 [2]	Interbank offered rates (IBOR) reform refers to the global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates with alternative benchmark rates. Under the detailed rules of IFRS 9 Financial Instruments (IFRS 9), modifying a financial contract can require recognition of a significant gain or loss in the income statement. However, the amendments introduce a practical expedient if a change results directly from IBOR reform and occurs on an ‘economically equivalent’ basis. In these cases, changes will be accounted for by updating the effective interest rate. A similar practical expedient will apply under IFRS 16 for lessees when accounting for lease modifications required by IBOR reform. IBOR reform will generally result in a change in the basis for determining the contractual cash flows of that financial asset or financial liability. The Group will assess the impact on the balances and cash flows linked to rates changes arising from IBOR reform when more information is available on the quoted rates that will replace the current IBOR. The potential impact arising from these amendments was not yet known at the reporting date.	1 January 2021
Annual Improvements to IFRS Standards 2018-2020 [2]

As part of its process to make non-urgent but necessary amendments to IFRS Standards, the IASB has issued the Annual Improvements to IFRS Standards 2018–2020. The amendments applicable to the Group relate to:

•       IFRS 9 - clarifies which fees should be included in the 10% test for derecognition of financial liabilities; and

•       IFRS 16 - amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.

1 January 2022

Sibanye-Stillwater Annual Financial Report 2020	341

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)	In the process of making an item of property, plant or equipment (PPE) available for its intended use, an entity may produce and sell items. Under the amendments, proceeds from selling items before the related item of PPE is available for use should be recognised in profit or loss, together with the costs of producing those items. IAS 2 Inventories should be applied in identifying and measuring these production costs. The Group is currently in the process of assessing the potential impact of this amendment.	1 January 2022
Onerous Contracts – Cost of Fulfilling a Contract Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets (IAS 37)	The amendment to IAS 37 clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognising a separate provision for an onerous contract, the entity recognises any impairment loss that has occurred on assets used in fulfilling the contract. The Group is currently in the process of assessing the potential impact of this amendment.	1 January 2022
Reference to the Conceptual Framework – Amendments to IFRS 3 [2]	Minor amendments were made to IFRS 3 to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 and IFRIC 21 Levies. The amendments also confirm that contingent assets should not be recognised at the acquisition date.	1 January 2022
Classification of Liabilities as Current or Non-current (Amendments to IAS 1) [2]	To promote consistency in application and clarify the requirements on determining if a liability is current or non-current, the IASB has amended IAS 1 to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the “settlement” of a liability.	1 January 2023

1 Effective date refers to annual period beginning on or after said date

2 No material impact expected

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

For significant accounting policies that are subject to significant judgement, estimates and assumptions, see the following notes to the consolidated financial statements:

Significant accounting policy	Note to the consolidated financial statements
Revenue	3 – Revenue
Royalties, mining and income tax, and deferred tax	11 – Royalties, mining and income tax, and deferred tax
Property, plant and equipment	14 – Property, plant and equipment
Business combinations	16 – Acquisitions
Goodwill	17 – Goodwill
Equity-accounted investments	18 – Equity-accounted investments
Other receivables and other payables	22 – Other receivables and other payables
Inventories	23 – Inventories
Borrowings and derivative financial instrument	28 – Borrowings and derivative financial instrument
Environmental rehabilitation obligation	30 – Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	31 – Occupational healthcare obligation
Deferred revenue	32 – Deferred revenue
Contingent liabilities	38 – Contingent liabilities

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

Sibanye-Stillwater Annual Financial Report 2020	342

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

1.3	Consolidation

Sibanye-Stillwater Annual Financial Report 2020	343

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

1 The non-controlling interests (NCI) in the statement of changes in equity relates to the attributable share of accumulated profits of DRDGOLD, Goldfields Technical Security Management Proprietary Limited (GTSM), Platinum Mile Resources Proprietary Limited (Platinum Mile), Western Platinum Proprietary Limited (WPL) and all WPL subsidiaries, Eastern Platinum Limited (EPL) and Akanani Mining Proprietary Limited (Akanani) (refer note 27)

2 Witwatersrand Consolidated Gold Resources Proprietary Limited (Wits Gold) has ceded and pledged its shares in K2013164354 Proprietary Limited (K2013) (a dormant entity) and K2013 has ceded and pledged it shares in Sibanye Gold Eastern Operations Proprietary Limited (SGEO) in favour of the lenders of the Burnstone Debt (refer note 28.6)

3 Rand Uranium Proprietary Limited (Rand Uranium) and Ezulwini Mining Company Proprietary Limited (Ezulwini) together own a number of underground and surface mining operations. These operations report to the Group’s chief operating decision maker (the Executive Committee) as a separate segment, namely Cooke

4 In terms of the Rustenburg operation transaction, a 26% stake in Sibanye Rustenburg Platinum Mines Proprietary Limited (SRPM) was acquired through Newshelf 1335 Proprietary Limited (BBBEE SPV). The shareholders of BBBEE SPV are Rustenburg Mine Employees Trust (30.4%), Rustenburg Mine Community Development Trust (24.8%), Bakgatla-Ba-Kgafela Investment Holdings (24.8%) and Siyanda Resources Proprietary Limited (20.0%). The Rustenburg Mine Employees Trust and the Rustenburg Mine Community Development Trust are controlled and consolidated by Sibanye-Stillwater

5 The Group has no current or contractual obligation to provide financial support to any of its structured entities

6 Sibanye-Stillwater recognises a 6.87% non-controlling interest in Akanani. The effective “outside” shareholding is calculated by considering the indirect interests held by Rustenburg Eastern Operations Proprietary Limited (6.13%) and the Phembani Group (13.01%) through Incwala Resources Proprietary Limited. However, since the Phembani Group secured its shareholding with a loan payable to Lonmin Limited (previously Lonmin Plc) (Lonmin) which has subsequently been impaired, the accounting beneficial interest of the Phembani Group is considered to be zero

7 Sibanye-Stillwater recognises 4.75% non-controlling interests in WPL and EPL. The shareholding of Lonplats Siyakhula employee profit share trust (3.8%), Marikana Community Trust (0.9%) and Bapo Ba Mogale Community Trust (0.9%) is not considered since these trusts are controlled and consolidated by Sibanye-Stillwater. The Phembani Group (9.01%) and Rustenburg Eastern Operations Proprietary Limited (4.24%) also holds an indirect interest through Incwala Platinum Proprietary Limited. However, since the Phembani Group secured its shareholding with a loan payable to Lonmin Limited which has subsequently been impaired, the accounting beneficial interest of the Phembani Group is considered to be zero

8 Effective 10 January 2020, the Group exercised its option to acquire an additional 12.05% in DRDGOLD. The consideration amounted to R1,085.6 million for the subscription of 168,158,944 additional new ordinary shares resulting in a 50.1% shareholding in DRDGOLD Limited (effective 50.66% after considering treasury shares held by DRDGOLD) (refer note 27). The Group calculated the net asset value of DRDGOLD at the effective date to which the additional ownership percentage was applied to determine the reattribution between non-controlling interest and the Group

9 On 17 June 2020, the Company and SGL entered into an unbundling agreement wherein SGL unbundled its entire shareholding in Sibanye Platinum Proprietary Limited (SPPL) for no value to the Company

10 During the year, the Group reorganised its internal legal structure to house the Marikana PGM related companies (previously owned by LSA UK Limited) under a new intermediate holding company, being Rustenburg Eastern Operations Proprietary Limited, which is a wholly owned subsidiary of SPPL. The reorganisation had no impact to the consolidated financial statements of the Group

11 At 31 December 2020, the Group had a 100% legal interest in Peregrine Metals Limited (Peregrine), which is subject to an Initial Earn-in arrangement of 60% by Aldebaran Resources Inc. (Aldebaran) (refer note 18.3)

12 The Group has a 76% legal interest in the Newshelf 1114 Propietary Limited (Newshelf 1114) group and the NCI can acquire a further 2% legal shareholding once they have implemented the necessary funding structure. However, no accounting NCI is recognised, since the NCI’s vendor loan financing exceeds their proportionate interest in Newshelf 1114 and therefore no effective shareholding exists

Subsidiaries

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

Transactions with shareholders

Transactions with owners in the capacity as equity participants are not recognised in profit or loss, but instead are recognised in equity with a corresponding change in assets or liabilities. Changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary are equity transactions.

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

Sibanye-Stillwater Annual Financial Report 2020	344

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Foreign operations

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities are translated at the exchange rate ruling at the reporting date. Equity items are translated at historical rates. The income and expenses are translated at the average exchange rate for the year, unless this average was not a reasonable approximation of the rates prevailing on the transaction dates, in which case these items were translated at the rate prevailing on the date of the transaction. Exchange differences on translation are accounted for in other comprehensive income. These differences will be recognised in profit or loss upon realisation of the underlying operation.

•	Exchange differences arising from the translation of the net investment in foreign operations, which includes certain long-term borrowings (i.e. the reporting entity’s interest in the net assets of that operation), are taken to other comprehensive income. When a foreign operation is sold, exchange differences that were recorded in other comprehensive income are recognised in profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to non-controlling interests. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss. If a company in the Group repays a portion of long-term borrowings forming part of a net investment in foreign operations, amounts previously recorded in other comprehensive income are only recognised in profit or loss upon disposal of the relevant operation.

•	Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and are translated at each reporting date at the closing rate.

1.5	Comparatives

Where necessary, comparative periods have been revised to conform to current period changes in presentation. These revisions include:

•	Retrospective change to the segment reporting to align the classification of finance cost on the Wheaton Stream and corporate transaction costs in line with management’s reporting to the chief operating decision maker (refer note 2)

•	Disaggregation relating to the adjustments relating to sales of PGM concentrate and a change in the information provided on the graphical presentation of the revenue (refer note 3)

•	Disaggregation of the redeemable preference shares below 44.4% interest to separately disclose the portion specific to DRDGOLD consolidation adjustments within other reconciling items (refer note 18.1)

•	Disaggregation of the attributable income and royalty tax for Mimosa (refer note 18.2)

Additional disclosures were made for the 2020 and comparative periods not previously presented. These revisions include:

•	Adjustments to Consolidated Statement of Changes in Equity and related notes due to the accounting for the scheme of arrangement (refer note 1.1 and note 26)

•	Disclosures relating to interest income (refer note 5.1), other costs (refer note 8.1) and other income (refer note 8.2)

•	Disclosure relating to the aggregate amount of temporary differences associated with investments in subsidiaries, for which no deferred tax liabilities have been recognised (refer note 11.3)

•	Disclosures relating to the effective holding interest in DRDGOLD (refer note 27)

•	Disclosure relating to total key management personnel compensation recognised under IFRS (refer note 39)

Sibanye-Stillwater Annual Financial Report 2020	345

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

2.	Segment reporting

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

Figures in million - SA rand	Group	US PGM operations	Total SA Operations	Total SA PGM	Rusten- burg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[1]	Total SA gold	Drie-fontein	Kloof	Beatrix	Cooke	DRD-GOLD	Corporate and re- conciling items[1]	Group Corporate and reconciling items[1]
2020
Revenue	127,392.4	45,154.1	82,781.4	54,912.6	20,428.7	26,864.8	7,972.8	950.3	3,894.5	(5,198.5)	27,868.8	6,793.5	9,795.0	4,663.8	1,039.6	5,051.0	525.9	(543.1)
Underground	91,369.9	19,857.6	72,055.4	52,142.3	18,521.1	26,864.8	7,972.8	-	3,894.5	(5,110.9)	19,913.1	6,793.5	8,109.4	4,499.8	-	-	510.4	(543.1)
Surface	10,726.0	-	10,726.0	2,770.3	1,907.6	-	-	950.3	-	(87.6)	7,955.7	-	1,685.6	164.0	1,039.6	5,051.0	15.5	-
Recycling	25,296.5	25,296.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(75,776.4)	(32,003.4)	(43,773.0)	(24,722.6)	(9,588.7)	(13,232.0)	(2,803.3)	(402.6)	(1,601.1)	2,905.1	(19,050.4)	(4,863.6)	(6,879.6)	(3,713.8)	(671.0)	(2,922.4)	-	-
Underground	(45,502.4)	(7,585.9)	(37,916.5)	(23,551.2)	(8,732.3)	(13,232.0)	(2,803.3)	-	(1,601.1)	2,817.5	(14,365.3)	(4,863.6)	(5,885.6)	(3,616.3)	0.2	-	-	-
Surface	(5,856.5)	-	(5,856.5)	(1,171.4)	(856.4)	-	-	(402.6)	-	87.6	(4,685.1)	-	(994.0)	(97.5)	(671.2)	(2,922.4)	-	-
Recycling	(24,417.5)	(24,417.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[2]	(2,231.1)	(67.5)	(2,163.6)	(1,115.5)	50.9	(789.4)	(76.0)	(240.5)	(58.6)	(1.9)	(1,048.1)	(65.6)	(104.3)	(97.0)	(641.7)	(43.7)	(95.8)	-
Adjusted EBITDA	49,384.9	13,083.2	36,844.8	29,074.5	10,890.9	12,843.4	5,093.5	307.2	2,234.8	(2,295.3)	7,770.3	1,864.3	2,811.1	853.0	(273.1)	2,084.9	430.1	(543.1)
Amortisation and depreciation	(7,592.4)	(2,727.5)	(4,864.9)	(2,072.4)	(806.1)	(818.4)	(409.9)	(33.9)	(281.5)	277.4	(2,792.5)	(932.1)	(1,092.1)	(490.5)	(13.6)	(202.4)	(61.8)	-
Interest income	1,065.4	278.6	786.8	222.1	27.3	106.5	84.0	2.8	4.0	(2.5)	564.7	67.3	58.6	35.6	45.4	178.2	179.6	-
Finance expense	(3,151.8)	(1,057.3)	(1,772.4)	(661.8)	(2,841.2)	(258.8)	(136.5)	-	(14.0)	2,588.7	(1,110.6)	(156.4)	(150.5)	(107.1)	(100.4)	(57.9)	(538.3)	(322.1)
Share-based payments	(512.4)	(80.2)	(432.2)	(90.1)	(36.0)	(41.1)	(13.0)	-	-	-	(342.1)	(21.8)	(25.9)	(18.6)	-	(140.6)	(135.2)	-
Net other[3]	(393.6)	31.4	(425.0)	1,223.6	(3,846.7)	2,131.5	121.8	(14.0)	(16.2)	2,847.2	(1,648.6)	19.5	30.0	27.9	35.9	30.4	(1,792.3)	-
Non-underlying items[4]	(1,550.1)	(92.5)	(1,385.3)	149.0	590.8	(434.8)	(7.0)	-	-	-	(1,534.3)	(27.3)	(18.3)	(40.3)	(3.6)	(1.6)	(1,443.2)	(72.3)
Royalties and carbon tax	(1,770.2)	-	(1,770.2)	(1,625.4)	(924.2)	(691.5)	(9.8)	-	(135.2)	135.3	(144.8)	(72.9)	(114.8)	(46.1)	(5.2)	(0.3)	94.5	-
Current taxation	(5,374.3)	(976.4)	(4,352.8)	(3,860.3)	(2,634.9)	92.3	(1,299.7)	(14.8)	(450.3)	447.1	(492.5)	(9.4)	9.2	(5.0)	-	(491.6)	4.3	(45.1)
Deferred taxation	516.1	(681.5)	1,197.6	957.6	98.1	951.0	(34.1)	(58.4)	(41.9)	42.9	240.0	(232.9)	(322.3)	(88.7)	-	(97.0)	980.9	-
Profit/(loss) for the year	30,621.6	7,777.8	23,826.4	23,316.8	518.0	13,880.1	3,389.3	188.9	1,299.7	4,040.8	509.6	498.3	1,185.0	120.2	(314.6)	1,302.1	(2,281.4)	(982.6)
Attributable to:
Owners of the parent	29,311.9	7,777.8	22,516.7	22,650.9	518.0	13,229.6	3,389.3	173.3	1,299.7	4,041.0	(134.2)	498.3	1,185.0	120.2	(314.6)	659.4	(2,282.5)	(982.6)
Non-controlling interest holders	1,309.7	-	1,309.7	665.9	-	650.5	-	15.6	-	(0.2)	643.8	-	-	-	-	642.7	1.1	-

Sustaining capital expenditure	(2,816.7)	(798.1)	(2,018.6)	(1,052.1)	(325.6)	(515.2)	(187.8)	(23.3)	(413.9)	413.7	(966.5)	(186.5)	(392.0)	(93.1)	-	(294.9)	-	-
Ore reserve development	(4,150.2)	(1,239.2)	(2,911.0)	(1,124.8)	(417.0)	(707.8)	-	-	-	-	(1,786.2)	(742.3)	(722.2)	(321.7)	-	-	-	-
Growth projects	(2,648.5)	(2,384.9)	(263.6)	(19.7)	-	-	-	(19.7)	-	-	(243.9)	-	(155.4)	(0.2)	-	(46.2)	(42.1)	-
Total capital expenditure[5]	(9,615.4)	(4,422.2)	(5,193.2)	(2,196.6)	(742.6)	(1,223.0)	(187.8)	(43.0)	(413.9)	413.7	(2,996.6)	(928.8)	(1,269.6)	(415.0)	-	(341.1)	(42.1)	-
[1]	Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Group corporate includes the Wheaton Stream transaction and corporate transaction costs

[2]	Net other cash costs consist of service entity income, sundry income (refer note 8.2) and other costs as detailed in profit or loss, excluding loss due to dilution of interest in joint operation (refer note 8.1). Lease payments (R147.7 million) are included in net other cash costs to conform with the adjusted EBITDA reconciliation disclosed in note 28.9

[3]	Net other consists of loss on financial instruments, loss on foreign exchange differences, change in estimate of environmental rehabilitation obligation and right of recovery receivable and payable (refer note 8.1) as detailed in profit or loss and the add back of the lease payment referred to in footnote 2 above. Corporate and reconciling items net other includes the share of results of equity-accounted investees after tax as detailed in profit or loss

[4]	Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, loss on BTT early settlement, restructuring costs, transaction costs, loss on settlement of US$ Convertible Bond, income on settlement of legal dispute (refer note 8.2), non-cash loss with dilution of interest in joint operation (refer note 8.1) and occupational healthcare expense as detailed in profit or loss

[5]	Included in the amount is capital expenditure of R3.4 million relating to recycling activities at the US PGM operations

Sibanye-Stillwater Annual Financial Report 2020	346

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Figures in million - SA rand	Group	US PGM operations	Total SA Operations	Total SA PGM	Rusten- burg	Marikana[1]	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items[2]	Total SA gold	Drie-fontein	Kloof	Beatrix	Cooke	DRD-GOLD	Corporate and re- conciling items[2]	Group Corporate and reconciling items
2019
Revenue	72,925.4	26,864.5	46,222.6	27,578.4	10,499.5	11,187.9	5,590.4	300.6	2,342.6	(2,342.6)	18,644.2	3,303.1	6,808.5	3,798.2	828.4	3,621.0	285.0	(161.7)
Underground	51,528.2	12,343.3	39,346.6	26,616.5	9,901.1	11,125.0	5,590.4	-	2,342.6	(2,342.6)	12,730.1	3,301.4	5,552.4	3,576.9	21.2	-	278.2	(161.7)
Surface	6,876.0	-	6,876.0	961.9	598.4	62.9	-	300.6	-	-	5,914.1	1.7	1,256.1	221.3	807.2	3,621.0	6.8	-
Recycling	14,521.2	14,521.2	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(56,100.4)	(19,569.4)	(36,531.0)	(18,196.7)	(6,466.9)	(8,439.9)	(3,076.3)	(213.6)	(1,336.3)	1,336.3	(18,334.3)	(4,438.6)	(6,872.9)	(3,669.2)	(617.3)	(2,736.3)	-	-
Underground	(36,520.3)	(5,600.8)	(30,919.5)	(17,207.9)	(5,691.7)	(8,439.9)	(3,076.3)	-	(1,336.3)	1,336.3	(13,711.6)	(4,428.6)	(5,741.1)	(3,525.3)	(16.6)	-	-	-
Surface	(5,611.5)	-	(5,611.5)	(988.8)	(775.2)	-	-	(213.6)	-	-	(4,622.7)	(10.0)	(1,131.8)	(143.9)	(600.7)	(2,736.3)	-	-
Recycling	(13,968.6)	(13,968.6)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(1,869.0)	(4.2)	(1,864.8)	(585.5)	(156.1)	(299.9)	(103.4)	(25.3)	(8.0)	7.2	(1,279.3)	(197.6)	(152.7)	(179.8)	(568.6)	(30.7)	(149.9)	-
Adjusted EBITDA	14,956.0	7,290.9	7,826.8	8,796.2	3,876.5	2,448.1	2,410.7	61.7	998.3	(999.1)	(969.4)	(1,333.1)	(217.1)	(50.8)	(357.5)	854.0	135.1	(161.7)
Amortisation and depreciation	(7,214.1)	(2,285.6)	(4,928.5)	(1,919.0)	(914.4)	(500.4)	(494.8)	(4.8)	(218.7)	214.1	(3,009.5)	(920.5)	(1,200.9)	(640.0)	(15.1)	(172.1)	(60.9)	-
Interest income	560.4	145.2	415.2	145.8	44.6	30.9	67.1	1.3	2.2	(0.3)	269.4	60.1	53.0	31.4	39.8	64.5	20.6	-
Finance expense	(3,302.5)	(920.7)	(2,071.0)	(704.2)	(1,407.5)	(282.4)	(146.9)	-	(21.8)	1,154.4	(1,366.8)	(242.8)	(242.9)	(141.1)	(73.7)	(73.0)	(593.3)	(310.8)
Share-based payments	(363.3)	(53.4)	(309.9)	-	-	-	-	-	-	-	(309.9)	-	-	-	-	(64.2)	(245.7)	-
Net other[4]	(4,925.8)	8.3	(4,934.1)	(1,513.2)	(11,381.8)	12.9	(0.3)	1.1	(137.2)	9,992.1	(3,420.9)	17.5	31.0	13.4	(113.9)	81.6	(3,450.5)	-
Non-underlying items[5]	(567.0)	(74.6)	(123.4)	258.8	2.4	212.7	44.8	-	(27.5)	26.4	(382.2)	(169.5)	(35.1)	(112.4)	(6.9)	4.3	(62.6)	(369.0)
Royalties and carbon tax	(443.9)	-	(443.9)	(358.2)	(296.1)	(54.5)	(7.6)	-	(77.1)	77.1	(85.7)	(16.6)	(34.2)	(30.8)	(4.1)	-	-	-
Current taxation	(1,848.7)	(481.3)	(1,367.4)	(1,303.7)	(780.3)	13.3	(536.0)	-	(135.5)	134.8	(63.7)	(22.7)	(5.5)	(13.3)	-	(69.1)	46.9	-
Deferred taxation	3,581.7	1,436.3	2,145.4	14.1	30.0	-	(0.7)	(16.5)	(5.6)	6.9	2,131.3	74.8	150.4	89.9	-	(129.9)	1,946.1	-
Profit/(loss) for the year	432.8	5,065.1	(3,790.8)	3,416.6	(10,826.6)	1,880.6	1,336.3	42.8	377.1	10,606.4	(7,207.4)	(2,552.8)	(1,501.3)	(853.7)	(531.4)	496.1	(2,264.3)	(841.5)
Attributable to:
Owners of the parent	62.1	5,065.1	(4,161.5)	3,355.0	(10,826.6)	1,821.6	1,336.3	39.3	377.1	10,607.3	(7,516.5)	(2,552.8)	(1,501.3)	(853.7)	(531.4)	188.7	(2,266.0)	(841.5)
Non-controlling interest holders	370.7	-	370.7	61.6	-	59.0	-	3.5	-	(0.9)	309.1	-	-	-	-	307.4	1.7	-

Sustaining capital expenditure	(2,039.3)	(321.7)	(1,717.6)	(1,203.2)	(316.3)	(660.4)	(212.8)	(13.3)	(343.1)	342.7	(514.4)	(163.0)	(238.1)	(70.5)	-	(42.8)	-	-
Ore reserve development	(3,401.9)	(1,036.2)	(2,365.7)	(1,029.2)	(500.6)	(528.6)	-	-	-	-	(1,336.5)	(512.9)	(590.4)	(233.2)	-	-	-	-
Growth projects	(2,264.9)	(2,035.0)	(229.9)	(15.2)	(1.8)	-	-	(13.4)	-	-	(214.7)	-	(108.9)	(2.1)	-	(39.0)	(64.7)	-
Total capital expenditure	(7,706.1)	(3,392.9)	(4,313.2)	(2,247.6)	(818.7)	(1,189.0)	(212.8)	(26.7)	(343.1)	342.7	(2,065.6)	(675.9)	(937.4)	(305.8)	-	(81.8)	(64.7)	-
[1]	The SA PGM operations’ results for the year ended 31 December 2019 include Marikana for the seven months since acquisition (refer to note 16.1)

[2]	Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Group corporate includes the Wheaton Stream transaction and corporate transaction costs. To align the classification of finance cost on the Wheaton Stream as well as corporate transaction costs between reporting periods, a reclassification between Gold Corporate and Group corporate was made

[3]	Net other cash costs consist of other costs and other income as detailed in profit or loss, excluding change in estimate of environmental rehabilitation obligation and right of recovery receivable and payable (refer note 8.1). Lease payments (R131.7 million) are included in net other cash costs to conform with the adjusted EBITDA reconciliation disclosed in note 28.9

[4]	Net other consists of loss on financial instruments, gain on foreign exchange differences, change in estimate of environmental rehabilitation obligation, right of recovery receivable and payable (refer note 8.1) as detailed in profit or loss and the add back of the lease payment referred to in footnote 3 above. Corporate and reconciling items net other includes the share of results of equity-accounted investees after tax as detailed in profit or loss

[5]	Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, gain on acquisition, occupational healthcare expense, restructuring costs and transaction costs as detailed in profit or loss

Sibanye-Stillwater Annual Financial Report 2020	347

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Figures in million - SA rand	Group	US PGM operations	Total SA Operations	Total SA PGM	Kroondal	Platinum Mile	Mimosa	Rusten- burg	Corporate and re- conciling items[2]	Total SA gold	Drie-fontein	Kloof	Beatrix	Cooke	DRD-GOLD[1]	Corporate and re- conciling items[2]	Group Corporate and reconciling items[2]
2018
Revenue	50,656.4	15,872.8	34,810.3	15,153.6	3,584.4	196.7	1,857.5	11,372.5	(1,857.5)	19,656.7	5,111.2	8,131.7	4,601.3	841.8	1,047.5	(76.8)	(26.7)
Underground	38,605.7	8,430.1	30,202.3	14,045.1	3,584.4	-	1,857.5	10,460.7	(1,857.5)	16,157.2	4,782.4	6,937.9	4,467.8	45.9	-	(76.8)	(26.7)
Surface	4,608.0	-	4,608.0	1,108.5	-	196.7	-	911.8	-	3,499.5	328.8	1,193.8	133.5	795.9	1,047.5	-	-
Recycling	7,442.7	7,442.7	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cost of sales, before amortisation and depreciation	(41,515.2)	(11,720.9)	(29,794.3)	(12,096.0)	(2,739.4)	(152.7)	(1,235.7)	(9,203.9)	1,235.7	(17,698.3)	(5,709.3)	(6,364.8)	(3,910.8)	(693.4)	(1,020.0)	-	-
Underground	(30,248.7)	(4,524.4)	(25,724.3)	(11,131.4)	(2,739.4)	-	(1,235.7)	(8,392.0)	1,235.7	(14,592.9)	(5,386.7)	(5,352.2)	(3,841.0)	(13.0)	-	-	-
Surface	(4,070.0)	-	(4,070.0)	(964.6)	-	(152.7)	-	(811.9)	-	(3,105.4)	(322.6)	(1,012.6)	(69.8)	(680.4)	(1,020.0)	-	-
Recycling	(7,196.5)	(7,196.5)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net other cash costs[3]	(771.8)	-	(771.8)	(175.8)	(52.7)	(1.2)	(6.7)	(121.1)	5.9	(596.0)	(50.2)	(44.8)	(37.2)	(573.4)	8.7	100.9	-
Adjusted EBITDA	8,369.4	4,151.9	4,244.2	2,881.8	792.3	42.8	615.1	2,047.5	(615.9)	1,362.4	(648.3)	1,722.1	653.3	(425.0)	36.2	24.1	(26.7)
Amortisation and depreciation	(6,613.8)	(2,234.4)	(4,379.4)	(1,074.4)	(370.4)	(3.0)	(191.6)	(697.1)	187.7	(3,305.0)	(1,200.9)	(1,378.8)	(635.3)	(5.7)	(57.9)	(26.4)	-
Interest income	482.1	83.2	398.9	83.5	60.3	1.3	0.1	20.2	1.6	315.4	94.3	72.0	40.0	41.7	26.1	41.3	-
Finance expense	(3,134.7)	(1,797.1)	(1,177.3)	(422.4)	(130.5)	-	(13.0)	(1,890.6)	1,611.7	(754.9)	(234.9)	(245.9)	(143.6)	(78.1)	(33.0)	(19.4)	(160.3)
Share-based payments	(299.4)	(35.7)	(263.7)	-	-	-	-	-	-	(263.7)	(0.2)	-	-	-	(3.2)	(260.3)	-
Net other[4]	3,284.0	68.8	3,215.2	726.3	137.6	0.7	(9.2)	4,348.0	(3,750.8)	2,488.9	(362.8)	(110.3)	(57.8)	(106.2)	(419.1)	3,545.1	-
Non-underlying items[5]	(3,311.9)	(210.7)	(2,932.7)	(29.7)	0.4	-	-	(30.7)	0.6	(2,903.0)	(2,157.6)	27.2	(156.6)	(50.6)	(4.6)	(560.8)	(168.5)
Royalties	(212.6)	-	(212.6)	(162.0)	(5.5)	-	(57.6)	(156.5)	57.6	(50.6)	1.4	(29.0)	(18.8)	(4.2)	-	-	-
Current taxation	(95.3)	238.3	(333.6)	(278.5)	-	-	(103.4)	(277.4)	102.3	(55.1)	63.9	(75.3)	5.5	0.8	(3.0)	(47.0)	-
Deferred taxation	(988.5)	(1,795.7)	807.2	(192.6)	(168.9)	(9.2)	(29.9)	(15.5)	30.9	999.8	922.9	313.1	127.8	-	(132.0)	(232.0)	-
(Loss)/profit for the year	(2,520.7)	(1,531.4)	(633.8)	1,532.0	315.3	32.6	210.5	3,347.9	(2,374.3)	(2,165.8)	(3,522.2)	295.1	(185.5)	(627.3)	(590.5)	2,464.6	(355.5)
Attributable to:
Owners of the parent	(2,499.6)	(1,531.4)	(612.7)	1,529.3	315.3	29.9	210.5	3,347.9	(2,374.3)	(2,142.0)	(3,522.2)	295.1	(185.5)	(627.3)	(565.8)	2,463.7	(355.5)
Non-controlling interest holders	(21.1)	-	(21.1)	2.7	-	2.7	-	-	-	(23.8)	-	-	-	-	(24.7)	0.9	-

Sustaining capital expenditure	(1,271.2)	(260.2)	(1,011.0)	(464.4)	(141.4)	(9.5)	(170.9)	(313.5)	170.9	(546.6)	(228.1)	(220.6)	(82.6)	-	(14.5)	(0.8)	-
Ore reserve development	(3,530.4)	(998.9)	(2,531.5)	(477.9)	-	-	-	(477.9)	-	(2,053.6)	(817.1)	(839.6)	(396.9)	-	-	-	-
Growth projects	(2,279.2)	(1,574.0)	(705.2)	(57.7)	-	(57.1)	-	(0.6)	-	(647.5)	(0.4)	(141.8)	(1.7)	-	(303.3)	(200.3)	-
Total capital expenditure	(7,080.8)	(2,833.1)	(4,247.7)	(1,000.0)	(141.4)	(66.6)	(170.9)	(792.0)	170.9	(3,247.7)	(1,045.6)	(1,202.0)	(481.2)	-	(317.8)	(201.1)	-
[1]	The SA gold operations’ results of the year ended 31 December 2018 includes DRDGOLD for five months since acquisition

[2]	Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Group corporate previously included only the Wheaton Stream finance costs. To align the classification of corporate transaction costs between reporting periods, a reclassification between Gold Corporate and Group corporate was made

[3]	Net other cash costs consist of other costs and other income as detailed in profit or loss, excluding change in estimate of environmental rehabilitation obligation and right of recovery receivable and payable (refer note 8.1)

[4]	Net other costs consists of gain on financial instruments, gain on foreign exchange differences, change in estimate of environmental rehabilitation obligation and right of recovery receivable and payable (refer note 8.1). Corporate and reconciling items net other costs includes the share of results of equity-accounted investees after tax as detailed in profit or loss

[5]	Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, gain on derecognition of borrowings and derivative financial instrument, occupational healthcare expense, restructuring costs, and transaction costs as detailed in profit or loss

Sibanye-Stillwater Annual Financial Report 2020	348

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

3.	Revenue

Significant accounting judgements and estimates

Revenue from PGM mining activities

The determination of PGM concentrate sales revenue from the time of initial recognition of the sale on a provisional basis through to final pricing requires management to continuously re-estimate the fair value of the price adjustment features. Management determines this with reference to estimated forward prices using consensus forecasts.

Accounting policy

Revenue from mining activities

Revenue from gold sales is measured and recognised based on the consideration specified in a contract with a customer. The Group recognises revenue from gold sales when the customer obtains control of the gold. These criteria are typically met when the gold is credited to the customer’s bullion account by Rand Refinery Proprietary Limited (Rand Refinery). The transaction price is determined based on the agreed upon market price and number of ounces delivered.

Revenue from PGM concentrate and metal sales is recognised when the buyer, pursuant to a sales contract, obtains control of the mined product which is typically upon delivery. The sales price is determined on a provisional basis at the date of delivery. Adjustments to the selling price occur based on changes in the metal content quantities and penalties, which represents variable transaction price components, as well as changes in the metal market price up to the date of final pricing. Final pricing is based on the monthly average market price in the month of settlement. For PGM metal sales, pricing is finalised within the month of sale. For PGM concentrate sales, the period between provisional invoicing and final pricing is typically between one and four months. Revenue on provisionally priced sales is initially recognised at the amount of consideration that the Group expects to be entitled to.

The revenue adjustment mechanism relating to changes in metal market prices, embedded within provisionally priced PGM concentrate sale arrangements, has the characteristics of a commodity derivative. Accordingly, the fair value of the final sales price adjustment is re-estimated continuously and changes in fair value are recognised as an adjustment to revenue in profit or loss and trade receivables in the statement of financial position. In all cases, fair value is determined with reference to estimated forward prices using consensus forecasts. Revenue arising from these price adjustments is disclosed separately from revenue from contracts with customers.

Revenue from PGM recycling consists of the sales of recycled palladium, platinum and rhodium derived from spent catalytic material and is recognised when control is transferred, which is when metal is transferred from the Group’s metal account to the 3rd party’s metal account. Revenue from PGM recycling also includes revenue from toll processing, which is recognised at the time the returnable metals are returned to the supplier at a third party refinery.

Wheaton streaming revenue

In 2018, Wheaton Precious Metals International Limited (Wheaton International) and the Group entered into a streaming transaction. 100% of refined mined gold and 4.5% of refined mined palladium from the Stillwater Mining Company (Stillwater) operations will be delivered to Wheaton International over the life of mine of the US PGM operations. Each ounce is identified as a separate performance obligation.

In exchange for this, Wheaton International paid the Group R6,555.4 million (US$500.0 million) on 25 July 2018. In addition to the advance payment, Wheaton International currently pays the Group 18% cash based on the value of gold and palladium deliveries each month (refer to note 32 for additional detail on the monthly cash percentage). The contract will be settled by the Group delivering metal credits to Wheaton International representing underlying refined, mined gold and palladium.

The transaction price, being the advance payment and the cash payment to be received, is recognised as revenue each month when the metal credit is allocated to the appropriate Wheaton International account. It is from this date that Wheaton International has effectively accepted the metal, has physical control of the metal and has the risk and reward of the metal (i.e. control has transferred).

Revenue will be recognised over the life of mine of the US PGM operations in line with the timing of control transfer discussed above. To the extent that the life of mine changes or other key inputs are changed (refer note 32), these changes are recognised prospectively as a cumulative catch-up in revenue in the year that the change occurs.

BTT streaming revenue

Lonmin entered into a metal streaming transaction in 2016 to deliver between 23% - 38% of 6E PGM from its BTT project based on a weighted 6E PGM basket price. Lonmin received $50 million upfront, which was recognised as deferred revenue. Lonmin received between $106 and $280 per ounce of 6E PGM metals based on basket price of 6E PGM for each ounce delivered. The performance obligations under the contract were to be satisfied through delivery of the 6E PGM metals ounces.

At acquisition of Lonmin (2019), the Group accounted for the deferred revenue at fair value of R627.6 million under IFRS 3, including a significant financing component.

Sibanye-Stillwater Annual Financial Report 2020	349

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

The transaction price under IFRS 15 Revenue from Contracts with Customers (IFRS 15), being the advance payment and further cash payments received, were recognised as revenue when the metal ounces were delivered and Lonmin no longer had physical control of the metal, which is also when the risk and rewards were transferred (i.e. control has transferred).

Revenue was recognised over the life of the bulk tailing re-treatment project operations based on the ounces delivered. To the extent that the life of project changed or other key inputs changed (refer note 32), these changes were recognised prospectively as a cumulative catch-up in revenue in the year that the change occurred.

The BTT project was early cash-settled by the Group during March 2020 (refer note 32).

Other forward sale and prepayment transactions

The Group also enters into other forward sale or prepayment transactions with counterparties in which a cash payment is received in advance for future delivery of gold and PGM ounces to the relevant counterparty. Each ounce is identified as a separate performance obligation.

The transaction price under IFRS 15, being the advance payment and further cash payments received, is recognised as revenue when the metal ounces are delivered or credited to the customer’s account and Sibanye-Stillwater no longer has physical control of the metal, which is also when the risk and rewards are transferred (i.e. control has transferred).

The Group’s sources of revenue are:

Figures in million - SA rand	2020	2019	2018
Gold mining activities	27,868.8	18,644.2	19,656.7
PGM mining activities	72,469.3	38,418.4	22,735.2
Recycling activities	25,296.5	14,521.2	7,442.7
Stream[1]	538.5	540.4	201.6
Total revenue from contracts with customers	126,173.1	72,124.2	50,036.2
Adjustments relating to sales of PGM concentrate[2]	1,219.3	801.2	620.2
Total revenue	127,392.4	72,925.4	50,656.4

[1]	The difference between revenue from PGM mining activities above and total revenue from PGM mining activities per the segment report relates to the separate disclosure of revenue from the gold and palladium streaming arrangement with Wheaton International (Wheaton Stream) in the above as well as the separate disclosure of revenue related to adjustments on the sales of PGM concentrate. Revenue relating to the Wheaton Stream is incorporated in the Group corporate segment as described in the segment report

[2]	These adjustments relate to provisional pricing arrangements resulting in subsequent changes to the amount of revenue recognised

Revenue per geographical region of the relevant operations:

Figures in million - SA rand	2020	2019	2018
Southern Africa	82,781.4	46,222.6	34,810.3
United States[1]	44,611.0	26,702.8	15,846.1
Total revenue	127,392.4	72,925.4	50,656.4
[1]	The difference between revenue generated by operations in the US and the revenue in the US PGM operations segment relates to the Wheaton Stream

Sibanye-Stillwater Annual Financial Report 2020	350

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Percentage of revenue per segment based on the geographical location of customers purchasing from the Group:

Revenue generated per product:

Figures in million - SA rand	2020	2019	2018
Gold	28,929.8	18,882.1	21,434.2
PGMs[1]	95,572.5	51,504.9	27,545.7
Platinum	17,053.9	13,013.2	9,233.9
Palladium	47,280.9	28,031.0	15,282.3
Rhodium	29,865.1	9,338.1	2,236.0
Iridium	814.5	649.6	442.9
Ruthenium	558.1	473.0	350.6
Chrome	1,572.7	1,749.3	1,128.9
Other[2]	1,317.4	789.1	547.6
Total revenue	127,392.4	72,925.4	50,656.4
[1]	In line with Sibanye-Stillwater’s mine-to-market PGM strategy and according to the processing agreements with Anglo American Platinum Limited (Anglo American Platinum), the processing arrangement for SRPM production changed from a purchase of concentrate arrangement to a Toll processing arrangement from 1 January 2019

[2]	Other primarily includes revenue from nickel, silver, cobalt and copper sales

Major customers

During 2020, total revenue from customers A and B, which is reported in the Group’s US PGM and SA PGM operating segments, amounted to approximately R49,455 million and R15,234 million, respectively. During 2019, total revenue from a single customer which is reported in the Group’s US PGM and SA PGM operating segments, amounted to approximately R30,598 million. During 2018, a customer from each of the US PGM, SA PGM and SA Gold operating segments, amounted to approximately R11,809 million, R13,881 million and R7,371 million of the Group’s total revenue, respectively.

Market risk

Foreign currency sensitivity

The SA region’s revenue is sensitive to changes in the exchange rate. The US PGM operations’ revenue (and expenses) are translated from its functional currency (US dollars) to the Group’s presentation currency (SA rand) and, therefore, the Group’s “presentation currency” earnings are sensitive to changes in the exchange rate. A one percentage point change in the SA rand average exchange rate for the year ended 31 December 2020 of R16.46/US$ would have changed profit for the year by approximately R77.8 million.

Sibanye-Stillwater Annual Financial Report 2020	351

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

4.	Cost of sales

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

Contributions to defined contribution funds are expensed as incurred.

Figures in million - SA rand	Notes	2020	2019	2018
Salaries and wages		(23,850.6)	(21,215.6)	(15,710.3)
Consumable stores	23	(16,404.0)	(12,784.3)	(9,327.9)
Utilities		(6,800.9)	(6,089.3)	(5,049.2)
Mine contracts		(3,789.9)	(3,566.4)	(3,197.6)
Recycling[1]		(24,417.5)	(13,968.6)	(7,196.5)
Other		(4,663.7)	(1,878.0)	(4,564.0)
Ore reserve development costs capitalised		4,150.2	3,401.8	3,530.3
Cost of sales, before amortisation and depreciation		(75,776.4)	(56,100.4)	(41,515.2)
Amortisation and depreciation	14,15	(7,592.4)	(7,214.1)	(6,613.8)
Total cost of sales		(83,368.8)	(63,314.5)	(48,129.0)
[1]	Recycling cost consists of cost relating to the purchasing of spent catalytic material and the cost incurred to convert the spent catalytic material into finished PGMs

The SA region employees are members of various defined contribution retirement plans. The cost of providing retirement benefits for the year amounted to R1,351.0 million (2019: R1,233.7 million and 2018: R919.1 million).

5.	Interest income and finance expense

Accounting policy

Interest income comprises interest income on cash deposits, rehabilitation obligation funds and the right of recovery asset. Interest income is recognised using the effective interest method.

Finance expense comprises interest on borrowings, lease liabilities, environmental rehabilitation obligation, occupational healthcare obligation, deferred payment, dissenting shareholder liability and deferred revenue and is offset by borrowing costs capitalised on qualifying assets where applicable.

Interest payable on borrowings is recognised in profit or loss over the term of the borrowings using the effective interest method. Cash flows from interest paid are classified under operating activities in the statement of cash flows.

5.1	Interest income

Figures in million - SA rand	Note	2020	2019	2018
Interest received on cash deposits		714.1	264.0	172.4
Interest received on rehabilitation obligation funds	21	245.1	265.5	223.5
Interest on right of recovery asset		16.0	15.8	14.1
Other		90.2	15.1	72.1
Total interest income		1,065.4	560.4	482.1

Sibanye-Stillwater Annual Financial Report 2020	352

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

5.2	Finance expense

Figures in million - SA rand	Notes	2020	2019	2018
Interest charge on:
Borrowings - interest		(1,289.9)	(1,444.9)	(1,572.5)
Borrowings - accrued interest and unwinding of amortised cost	28	(393.2)	(374.4)	(538.3)
Lease liabilities	29	(33.9)	(33.9)	-
Environmental rehabilitation obligation	30	(683.8)	(578.7)	(398.8)
Occupational healthcare obligation	31	(96.3)	(115.5)	(105.4)
Deferred Payment (related to the Rustenburg operation acquisition)	22.2	(186.8)	(179.0)	(200.4)
Dissenting shareholders	22.2	-	(21.2)	(68.1)
Deferred revenue[1]	32	(349.2)	(352.3)	(160.3)
Deferred consideration (related to Pandora acquisition)	22.2	(49.1)	(40.5)	-
Other		(69.6)	(162.1)	(90.9)
Total finance expense		(3,151.8)	(3,302.5)	(3,134.7)
[1]	For the year ended 31 December 2020, interest expense includes non-cash interest of R322.1 million (2019: R310.8 million, 2018: R160.3 million) relating to the Wheaton Stream. In addition, interest expense includes non-cash interest of R12.6 million (2019: R41.5 million, 2018: Rnil) relating to the BTT project. Although there is no cash financing cost related to this arrangement, IFRS 15 requires the Group to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations. A discount rate of 4.6% and 5.2% was used for the Wheaton palladium and gold stream respectively and 11.5% was used for the BTT stream in determining the finance costs to be recognised as part of the streaming transactions entered into. For the year ended 31 December 2020, interest expense also includes R14.5 million non-cash interest relating to the platinum forward sale entered into by Western Platinum Proprietary Limited (WPL) on 3 March 2020

6.	Share-based payments

Accounting policy

Equity-settled share-based payments

The Group operates equity-settled compensation plans in which certain employees of the Group participate. The fair value of the equity-settled instruments is measured by reference to the fair value of the relevant equity instruments granted, taking into account the terms and conditions upon which those equity-settled instruments were granted. Fair value of equity-settled instruments granted is estimated using appropriate valuation models and appropriate assumptions at the grant date. Service and non-market performance conditions are not taken into account when estimating the fair value of the equity-settled instruments at grant date. Market conditions are taken into account in determining the fair value at grant date.

The grant date fair value of the equity-settled instruments is recognised as share-based payment expenses over the vesting period based on the Group’s estimate of the number of instruments that will eventually vest, with a corresponding increase in the share-based payment reserve. Vesting assumptions for service and non-market performance conditions are reviewed at each reporting date to ensure they reflect current expectations.

Cash-settled share-based payments

The Group also operates cash-settled compensation plans in which certain employees of the Group participate. These awards entitle the participants to cash payments based on a relevant share price. The fair value of the cash-settled instruments is measured by reference to the fair value of the underlying shares using appropriate valuation models and assumptions, taking into account the terms and conditions upon which the instruments were granted.

The grant date fair value of the cash-settled instruments is recognised as share-based payment expenses over the vesting period based on the Group’s estimate of the number of instruments that will eventually vest, with a corresponding increase in the share-based payment obligation. At each reporting date, the obligation is remeasured to the fair value of the instruments, to reflect the potential outflow of cash resources to settle the liability, with a corresponding adjustment to the share-based payment expense. Vesting assumptions for service and non-market performance conditions are reviewed at each reporting date to ensure they reflect current expectations.

The Group also issued cash-settled instruments to black economic empowerment (BEE) shareholders in terms of the Rustenburg operation acquisition. The fair value of these instruments are determined using appropriate valuation models and assumptions, taking into account the terms and conditions upon which the instruments were granted. At each reporting date, the obligation is remeasured to the fair value of the instruments, to reflect the potential outflow of cash resources to settle the liability. There are no vesting conditions and fair value changes are recognised as part of gains or losses on financial instruments in profit or loss.

Modifications to share-based payment schemes

Where the terms of an equity-settled or a cash-settled award are modified, the originally determined expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the participant as measured at the date of the modification.

Sibanye-Stillwater Annual Financial Report 2020	353

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

6.1     Equity-settled share-based payments – Sibanye-Stillwater

On 21 November 2012, the shareholders of Sibanye-Stillwater approved the adoption of the Sibanye Gold Limited (SGL) 2013 share plan (2013 Share Plan) with effect from the date of the listing of SGL. The 2013 Share Plan provided for two methods of participation, namely Bonus Shares and Performance Shares. This plan sought to attract, retain, motivate and reward participating employees on a basis which seeks to align the interest of such employees with those of the shareholders. On 23 May 2017, the shareholders of Sibanye-Stillwater approved the adoption of the Sibanye-Stillwater 2017 share plan (2017 Share Plan) on essentially similar terms to the previous 2013 Share Plan. At the annual general meeting on 30 May 2018, the directors of Sibanye-Stillwater were authorised to issue and allot all or any of such shares required for the 2017 Share Plan, up to a maximum not exceeding 86,748,850 shares. Under the 2017 Share Plan, an individual participant’s awards were limited to an aggregate 8,674,885 shares. From the implementation of the Scheme (refer note 26), any awards vesting under the equity-settled share plans are settled in the Company’s shares. The 2017 Share Plan was replaced by the 2020 cash-settled plan (2020 Share Plan) for all awards issued from March 2020 (refer note 6.3).

Bonus Shares – as part of the short-term incentive

The Remuneration Committee makes an annual award of Bonus Shares to eligible participants as a share-based component of the short-term incentive scheme, with the last awards granted in 2019.

The total annual bonus was determined by reference to the actual performance ratings of individuals against predetermined targets for the preceding cycle and comprised of cash plus the face value of restricted Bonus Shares in the ratio of 60:40.

In other words, 40% of the annual bonus was awarded using the Company’s shares as the “currency”, as opposed to cash, access to which is deferred. As such, the Bonus Shares vest in two equal tranches, nine months and 18 months after the award date. Except for the right to dispose of the shares, participants have full shareholder rights in the unvested Bonus Shares during the restricted period, including the right to receive dividends.

The number of shares awarded is determined by dividing the face value of the Bonus Shares portion of the annual bonus by the volume-weighted average price (VWAP) of the Company’s shares over the three days immediately prior to the award date.

Performance Shares – for the long-term incentive

The Remuneration Committee made an annual award of Performance Shares to eligible participants as part of its long-term incentive scheme. The last of these awards were granted in 2019. The number of Performance Shares awarded to an employee was based on the employee’s annual guaranteed pay and job grade combined with a factor related to the employee’s assessed performance rating for the prior year and using the relevant share price calculation (as for the Bonus Shares) at the award date, with ultimate vesting of those awards subject to performance conditions as approved by the Remuneration Committee.

With effect from March 2016, in respect of the award of Performance Shares at that time and at any time thereafter (subject to any future agreed changes), an updated methodology was approved by the Remuneration Committee regarding the performance conditions applicable to the determination of the amount of Performance Shares that will vest at the end of the vesting period (which is three years from the date of the award).

Essentially, the number of shares that vest depends on the extent to which Sibanye-Stillwater has performed over the intervening three year period relative to two performance criteria, Total Shareholder Return (TSR) and Return on Capital Employed (ROCE). These are among the most widely acceptable vesting performance measures suited to aligning the outcome of long-term share incentive awards with shareholders’ interests.

In addition, at the sole discretion of the Remuneration Committee, up to 20% of the determined number of vesting shares using the two performance criteria is liable to forfeiture in the event of any extreme environmental, social, and governance (ESG) incidents occurring during the vesting period.

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

Sibanye-Stillwater Annual Financial Report 2020	354

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

The Peer Group is set out in the table below.

Peer group companies for TSR comparison
AngloGold Ashanti Limited
Anglo American Platinum Limited
Gold Fields Limited
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

For Sibanye-Stillwater, ROCE is evaluated against the company’s cost of equity (Ke). A minimum threshold on the performance scale for ROCE is set as equaling the cost of equity, Ke, which would lead to the ROCE element contributing 0% towards the performance condition. Delivering a return that exceeds Ke by 6% or more would be regarded as a superior return representing the maximum 100% on the performance scale and full vesting in respect of the ROCE element. The performance curve governing vesting is set out in the table below, with linear interpolation between the indicated levels.

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

Sibanye-Stillwater Annual Financial Report 2020	355

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Valuation model and inputs

A Monte Carlo Simulation model was used to value equity-settled share-based payment awards. The inputs to the valuation model for share awards granted were as follows:

Performance				Bonus
shares				shares
2018	2019	2020	MONTE CARLO SIMULATION	2020	2019	2018
55.71	54.82	n/a	Weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option) %	n/a	n/a	50.35
3	3	n/a	Expected term (years)	n/a	n/a	n/a
n/a	n/a	n/a	Expected term (months)	n/a	9 - 18	9 - 18
3.64	1.22	n/a	Expected dividend yield %	n/a	-	2.14 / 2.30
6.90	7.19	n/a	Weighted average three-year risk-free interest rate (based on SA interest rates) %	n/a	7.06 / 7.07	6.87 / 6.77
6.86	11.17	n/a	Weighted average fair value	n/a	15.58	11.43

Share awards granted, exercised and forfeited under the 2017 Share Plan

Performance				Bonus
shares				shares
2018	2019	2020	Number of instruments	2020	2019	2018
12,953,888	48,535,348	68,236,442	Outstanding at beginning of the year	2,582,489	3,269,210	-
			Movement during the year:
41,103,872	30,512,439	-	Granted during the year	-	3,994,507	5,977,437
(1,457,586)	-	(1,005,668)	Vested	(2,541,680)	(5,823,174)	(2,348,445)
(4,064,826)	(10,811,345)	(4,633,349)	Forfeited	(40,809)	1,141,946	(359,782)
48,535,348	68,236,442	62,597,425	Outstanding at end of the year	-	2,582,489	3,269,210

Share awards granted, exercised and forfeited under the 2013 Share Plan

Performance shares				Bonus shares
2018	2019	2020	Number of instruments	2020	2019	2018
19,379,386	15,215,982	11,157,460	Outstanding at beginning of the year	-	-	446,469
			Movement during the year:
-	-	-	Granted during the year	-	-	-
(2,523,162)	(467,017)	(5,055,647)	Vested	-	-	(415,579)
(1,640,242)	(3,591,505)	(6,101,813)	Forfeited	-	-	(30,890)
15,215,982	11,157,460	-	Outstanding at end of the year	-	-	-

Directors and prescribed officers’ equity-settled instruments

The directors and prescribed officers of Sibanye-Stillwater held the following equity-settled instruments in the above 2017 Share Plan and 2013 Share Plan at 31 December 2020:

	2019[1]	Instruments granted	Equity-settled instruments exercised during the year			Instruments forfeited	2020
	Number of instruments	Number of instruments	Number of instruments	Average price	Share proceeds (rand)[2]	Number of instruments	Number of instruments
Executive directors
Neal Froneman[3]	9,647,563	-	827,687	38.78	32,095,618	1,452,461	7,367,415
Charl Keyter	4,689,446	-	416,220	38.22	15,909,215	736,054	3,537,172
Prescribed officers
Chris Bateman[4]	3,976,014	-	1,055,727	52.51	55,433,322	2,092,683	827,604
Shadwick Bessit	1,928,857	-	214,249	37.45	8,024,436	394,887	1,319,721
Hartley Dikgale[5]	2,155,964	-	833,284	33.46	27,882,245	1,322,680	-
Dawie Mostert	2,462,548	-	236,036	38.11	8,996,232	419,915	1,806,597
Themba Nkosi	2,163,196	-	221,755	37.65	8,350,171	395,503	1,545,938
Wayne Robinson	2,579,947	-	260,536	37.81	9,850,640	471,210	1,848,201
Richard Stewart	2,957,219	-	302,063	37.26	11,253,941	562,512	2,092,644
Robert van Niekerk	3,924,717	-	313,281	38.28	11,990,926	633,725	2,977,711

1 Prior to the implementation of the Scheme, the share awards were issued and settled by SGL. From 24 February 2020, all share awards are settled by the Company. No new equity-settled instruments were issued during 2020. The 2019 number of instruments reflects the take-on instruments at 24 February 2020 when the Company became the settling entity

2 Amounts represent earnings taxable in the hands of the participants. These were calculated by taking vesting date closing share prices of the Company multiplied by the number of vested units

3 Numbers include American Depositary Receipts (ADRs) and JSE listed shares and as a result of the dual service contract

Sibanye-Stillwater Annual Financial Report 2020	356

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

4 Share proceeds were calculated by converting the US dollar amounts at an average exchange rate of R16.46/US$ for the year ended 31 December 2020. Chris Bateman ceased performing a prescribed officer role on 6 September 2020

5 Ceased performing a prescribed officer role on 31 March 2020

6.2     Equity-settled share-based payments - DRDGOLD

On 2 December 2019, the shareholders of DRDGOLD approved a new equity-settled long-term incentive scheme (New DRDGOLD LTI Scheme) to replace the cash-settled long-term incentive scheme established in November 2015. Under the New DRDGOLD LTI Scheme, qualifying employees are awarded conditional shares on an annual basis, comprising performance shares (80% of the total conditional shares awarded) and retention shares (20% of the total conditional shares awarded). Conditional shares will vest 3 years after grant date and will be settled in the form of DRDGOLD shares at a zero-exercise price.

The first grant was made on 2 December 2019 and will vest in two tranches, 50% on the 2nd anniversary and the remaining 50% on the 3rd anniversary of the grant date respectively, provided the employee is still within the employment of DRDGOLD until the respective vesting dates.

The key conditions of the December 2019 grant made under the long-term incentive scheme are:

•	Retention shares: 100% of the retention shares will vest if the employee remains in the employ of DRDGOLD at vesting date and individual performance criteria are met.

•	Performance shares: Vesting is dependent on a total shareholder return measure referencing DRDGOLD’s weighted average cost of capital and considering a peer group of companies.

6.3     Cash-settled share-based payments – Sibanye-Stillwater

2020 Share Plan

With effect from the March 2020 remuneration cycle, long-term incentive awards are made on a cash-settled basis rather than equity-settled. This includes awards of both Forfeitable Share Units (FSUs) and Conditional Share Units (CSUs) (previously referred to as Bonus Shares and Performance Shares awards under the equity-settled schemes).

Apart from the change in manner of settlement to cash, the terms and conditions of the awards, including all vesting conditions, are the same as the 2017 Share Plan applicable to previous cycles. The FSUs have the same terms as the previous Bonus Shares and CSUs have the same terms as the previous Performance Shares. The value of the cash settlement is therefore the same as the value of the shares that would have vested according to the rules in previous arrangements. Existing unvested equity-settled awards under the 2017 Share Plan remain unchanged and will be settled in the Company’s shares to the extent that they vest.

At each reporting date, on vesting date and on settlement date, the liability for the cash payment relating to the FSUs and CSUs awarded is measured/ remeasured at fair value. Similar to the equity-settled schemes, fair value is determined using a Monte Carlo Simulation model, with key inputs including the Company’s share price, risk free rate, dividend yield and volatility.

Awards granted, exercised and forfeited under the 2020 Share Plan

Conditional				Forfeitable
Share Units				Share Units
2018	2019	2020	Number of units	2020	2019	2018
-	-	-	Outstanding at beginning of the year	-	-	-
-	-		Movement during the year:		-	-
-	-	16,199,788	Granted during the year	1,985,819	-	-
-	-	(10,891)	Vested	(965,294)	-	-
-	-	(868,913)	Forfeited	(70,305)	-	-
-	-	15,319,984	Outstanding at end of the year	950,220	-	-
Sibanye-Stillwater Annual Financial Report 2020	357

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Conditional				Forfeitable
Share Units				Share Units
2018	2019	2020	MONTE CARLO SIMULATION	2020	2019	2018
-	-	70.10	Weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option) %	n/a	-	-
-	-	3	Expected term (years)	n/a	-	-
-	-	36.0	Expected term (months)	9 - 18	-	-
-	-	7.82	Expected dividend yield (USA/SA) %	12.92/6.66	-	-
-	-	3.62	Risk-free interest rate (USA/SA) %	0.14/3.40	-	-
		R60.0	Weighted average share price (ADR/JSE)	US$15.89/R60
-	-	40.38	Weighted average fair value (SA rand)	67.72	-	-

Directors and prescribed officers’ cash-settled instruments

The directors and prescribed officers of Sibanye-Stillwater held the following cash-settled instruments in the above 2020 Share Plan as at 31 December 2020:

	2019	Instruments granted	Cash-settled instruments exercised during the year			Instruments forfeited	2020
	Number of instruments	Number of instruments	Number of instruments	Average price	Cash proceeds (rand)[1]	Number of instruments	Number of instruments
Executive directors
Neal Froneman[2]	-	1,736,343	102,710	57.20	5,875,151	-	1,633,633
Charl Keyter	-	776,882	47,734	55.85	2,666,087	-	729,148
Prescribed officers
Chris Bateman[3]	-	790,804	83,596	54.28	4,537,327	672,288	34,920
Shadwick Bessit	-	489,363	31,085	55.85	1,736,190	-	458,278
Hartley Dikgale[4]	-	240,241	5,103	22.65	115,558	233,492	1,646
Dawie Mostert	-	431,942	26,844	55.85	1,499,318	-	405,098
Themba Nkosi	-	349,669	23,170	55.85	1,294,114	-	326,499
Wayne Robinson	-	419,040	28,103	55.85	1,569,637	-	390,937
Richard Stewart	-	434,990	27,033	55.85	1,509,874	-	407,957
Laurent Charbonnier[5]	-	138,895	-	-	-	-	138,895
Lerato Legong[6]	-	148,362	-	-	-	-	148,362
Robert van Niekerk	-	698,830	43,656	55.85	2,438,319	-	655,174

1 Amounts represents pre-tax earnings paid to participants. For South African participants, these amounts were calculated by taking the Company’s VWAP share price on vesting date multiplied by the number of vested units. Chris Bateman’s proceeds were calculated by taking the Company’s closing ADR share prices on day prior to vesting multiplied by the number of units vested

2 Numbers include ADRs and JSE listed shares as a result of the dual service contract

3 Share proceeds were calculated by converting the US dollar amounts at an average exchange rate of R16.46/US$ for the year ended 31 December 2020. Chris Bateman ceased performing a prescribed officer role on 6 September 2020

4 Ceased performing a prescribed officer role on 31 March 2020

5 Assumed a prescribed officer role on 16 November 2020

6 Assumed a prescribed officer role on 1 September 2020

6.4     Cash-settled share-based payments - DRDGOLD

DRDGOLD’s outgoing cash-settled long-term incentive scheme (Cash-settled LTI Scheme) consisted of a grant made in November 2015 with a finite term of 5 years. No top-up awards were made as the awards vested. The awards were issued at an exercise price of nil and vested in three tranches of 20%, 30% and 50% on the 3rd, 4th and 5th anniversaries respectively, subject to individual service and performance conditions being met. The awards were settled at the 7 day volume weighted average price of the DRDGOLD share. The last tranche of the November 2015 grant vested during November 2020. The outgoing Cash-settled LTI Scheme was replaced by the New DRDGOLD LTI Scheme (refer 6.2 above).

6.5     Cash-settled share-based payments – Rustenburg BEE transaction

In terms of the Rustenburg operation transaction, a 26% equity stake in SRPM was acquired by the BBBEE SPV (the Rustenburg BEE Transaction) by a vendor financed facility from Sibanye Platinum Proprietary Limited (Sibanye Platinum), on the following terms:

•	Interest at up to 0.2% above Sibanye-Stillwater’s highest cost of debt. Once the capped amount is reached, interest ceases to accrue so that the capped amount is not exceeded. However, once the facility reduces below R3.5bn, interest starts to accrue again;

•	Post payment of the annual Deferred Payment to Rustenburg Platinum Mines Limited (RPM) and in respect of any repayment by SRPM of shareholder loans or the distribution of dividends, 74% will be paid to Sibanye Platinum and 26% to BBBEE SPV;
Sibanye-Stillwater Annual Financial Report 2020	358

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

•	Of the 26% payment to BBBEE SPV, 85% will be used to service the facility owing by BBBEE SPV to Sibanye Platinum;

•	The remaining 15% of any such payment or 100%, once the facility owing by BBBEE SPV to Sibanye Platinum is repaid, will be declared by BBBEE SPV as a dividend to the BBBEE SPV shareholders; and

•	The facility will be capped at R3,500 million.

The IFRS 2 expense is based on 44.8% of the 26% interest relating to Bakgatla-Ba-Kgafela Investment Holdings and Siyanda Resources Proprietary Limited, as the Rustenburg Mine Community Trust and Rustenburg Mine Employees Trust are controlled and consolidated by Sibanye-Stillwater. The 44.8% interest was based on the expected discounted future cash flows of the expected PGM reserves and costs to extract the PGMs.

6.6     Cash-settled share-based payments obligations

The following table shows a reconciliation of the cash-settled share-based payment award obligation of the Group for the year ended 31 December 2020:

Figures in million - SA rand	Note	2020	2019	2018
Share-based payment on Rustenburg BEE transaction		1,468.5	1,367.6	149.7
Employee cash-settled share-based payment plans		159.9	57.5	76.0
Balance at end of the year		1,628.4	1,425.1	225.7

Reconciliation of the share-based payment obligations
Balance at beginning of the year		1,425.1	225.7	434.5
Cash-settled share-based payments expense[1]		353.4	73.0	17.7
Fair value loss/(gain) on obligations[2]	7	128.6	1,217.9	(249.9)
Cash-settled share-based payments paid[3]		(274.5)	(90.9)	(21.7)
Share-based payment obligation on acquisition of subsidiary		-	-	45.1
Foreign currency translation		(4.2)	(0.6)	-
Balance at end of the year		1,628.4	1,425.1	225.7

Reconciliation of the non-current and current portion of the share-based payment obligation:
Cash-settled share-based payment obligations		1,628.4	1,425.1	225.7
Current portion of cash-settled share-based payment obligations		(33.1)	(82.1)	(56.8)
Non-current portion of cash-settled share-based payment obligations		1,595.3	1,343.0	168.9

1 Included in the amount is a share-based payment expense for the year ended 31 December 2020 related to cash-settled share-based payment schemes of Stillwater of R0.7 million (31 December 2019 and 31 December 2018: R8.9 million and R14.5 million, respectively) and DRDGOLD Limited of R127.8 million (31 December 2019 and 31 December 2018: R64.1 million and R3.2 million, respectively). The remainder of the expense relates to the new 2020 cash-settled share-based payment awards of the Group

2 The fair value adjustment relates to the Rustenburg BEE Transaction and is included in the loss on financial instruments in profit or loss

3 Payments made during the year relate to vesting of cash-settled awards to employees and payments made on the Rustenburg BEE Transaction as well as the vesting of the last tranche of the November 2015 grant relating to DRDGOLD

6.7     Share-based payment expenses

Share based payment expenses for the year consisted of the following:

Figures in million - SA rand	Notes	2020	2019	2018
Sibanye-Stillwater 2020 Share Plan (cash-settled scheme)	6.3	(225.9)	-	-
Sibanye-Stillwater 2017 Share Plan (equity-settled scheme)	6.1	(145.2)	(194.4)	(139.2)
Sibanye-Stillwater 2013 Share Plan (equity-settled scheme)	6.1	-	(95.9)	(142.5)
Stillwater (cash-settled scheme)		(0.7)	(8.9)	(14.5)
DRDGOLD (equity-settled scheme)	6.2	(12.8)	-	-
DRDGOLD (cash-settled scheme)[1]	6.4	(127.8)	(64.1)	(3.2)
Total share-based payment expense		(512.4)	(363.3)	(299.4)

Reconciliation of the cash-settled and equity-settled share-based payment expense:
Cash-settled share-based payment expense[2]		(354.4)	(73.0)	(17.7)
Equity-settled share-based payment expense		(158.0)	(290.3)	(281.7)
Total share-based payment expense		(512.4)	(363.3)	(299.4)

1 The DRDGOLD share-based payment expense represents a cash-settled long-term incentive scheme in which phantom shares were issued. The increase in expense relates mainly to the remeasurement of the cash-settled liability over the vesting period and an increase in the seven day volume weighted average price of the DRDGOLD share price

2 Included in the cash-settled share-based payment expense is grant date fair value movements of R120.3 million and fair value movements after grant date of R232.4 million

Sibanye-Stillwater Annual Financial Report 2020	359

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

7.      (Loss)/gain on financial instruments

Figures in million - SA rand	Notes	2020	2019	2018
Fair value loss on gold hedge contracts[1]		(457.6)	(110.1)	(180.6)
Fair value gain on palladium hedge contract[2]		36.1	-	-
Fair value (loss)/gain on derivative financial instrument	28.5	(70.2)	(3,911.5)	678.1
Fair value (loss)/gain on cash-settled share-based payment obligations (Rustenburg BEE transaction)	6.6	(128.6)	(1,217.9)	249.9
(Loss)/gain on the revised cash flow of the Deferred Payment	22.2	(2,081.0)	(724.1)	150.6
Gain/(loss) on the revised cash flow of the Burnstone Debt	28.6	264.3	(96.6)	804.6
Fair value gain on foreign currency hedge		-	-	25.3
Other		(13.3)	45.1	(23.8)
Total (loss)/gain on financial instruments		(2,450.3)	(6,015.1)	1,704.1
[1]	At the end of 2017 and during 2018, Sibanye-Stillwater began a hedging program for SGL and Rand Uranium Proprietary Limited by entering into commodity hedging contracts. The contracts comprise gold zero cost collars which establish a minimum (floor) and maximum (cap) gold sales price. On 9 March 2020, Sibanye-Stillwater concluded a gold hedge agreement which commenced on 1 April 2020, comprising the delivery of 1,800 kilograms of gold (150 kilograms per month) with a zero cost collar which establishes a minimum floor of R800,000 per kilogram and a maximum cap of R1,080,000 per kilogram. For the year ended 31 December 2020, there was a realised loss of R525.9 million (2019: R284.6 million, 2018: gain of R76.9 million) and unrealised gain of R68.3 million (2019: R174.5 million, 2018: loss of R257.5 million). As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss

[2]	On 17 January 2020, Stillwater Mining Company (wholly owned subsidiary of Sibanye-Stillwater) concluded a palladium hedge agreement which commenced on 28 February 2020, comprising the delivery of 240,000 ounces of palladium over two years (10,000 ounces per month) with a zero cost collar which establishes a minimum and a maximum cap of US$1,500 and US$3,400 per ounce, respectively. For year ended 31 December 2020, the unrealised gain was R36.1 million. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss

8.     Other costs and other income

8.1     Other costs

Figures in million - SA rand	2020	2019	2018
Care and maintenance	(814.4)	(765.9)	(576.5)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	-	(88.9)	66.6
Loss due to dilution of interest in joint operation	(30.2)	-	-
Non-recurring COVID-19 costs	(97.0)	-	-
Corporate and social investment costs	(257.8)	(149.9)	(70.1)
Cost incurred on employee and community trusts	(507.8)	(50.3)	-
Exploration costs	(33.0)	(10.7)	-
Non-mining royalties	(193.4)	(87.5)	(104.7)
Strike related costs	(0.6)	(402.3)	(31.7)
Service entity costs	(501.1)	(403.7)	(193.6)
Other	(291.6)	(351.2)	(105.4)
Total other costs	(2,726.9)	(2,310.4)	(1,015.4)

8.2     Other income

Figures in million - SA rand	2020	2019	2018
Income on settlement of legal dispute[1]	580.0	-	-
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	464.1	-	-
Service entity income	382.9	263.8	296.5
Sundry income	230.4	220.4	13.7
Total other income	1,657.4	484.2	310.2
[1]	The income of R580.0 million relates to the settlement of a legal dispute concerning a historical transaction

9.      Restructuring cost

Restructuring costs of R436.2 million (2019: R1,252.4 million, 2018: R142.8 million) were incurred in 2020 and included voluntary separation packages. The restructuring costs mainly related to the SA gold operations and the Marikana operations, which amounted to R108.1 million (2019: R357 million, 2018: R14.2 million) and R271.4 million (2019: R867 million, 2018: Rnil) respectively.

Sibanye-Stillwater Annual Financial Report 2020	360

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

10.    Reversal of impairments/(impairments)

Figures in million - SA rand	Notes	2020	2019	2018
Impairment of property, plant and equipment	14	(0.5)	(5.1)	(2,603.3)
Impairment of goodwill	17	-	(54.3)	(436.3)
Reversal of impairment/(impairment) of equity-accounted investee		119.6	(12.3)	-
Other reversal of impairment		2.3	-	-
Impairment of loan to equity-accounted investee		-	(14.3)	(1.8)
Total reversal of impairments/(impairments)		121.4	(86.0)	(3,041.4)

31 December 2020

Reversal of impairment on investment in Rand Refinery Proprietary Limited (Rand Refinery)

Historically recognised impairment of the Group’s investment in the equity-accounted Rand Refinery amounting to R119.6 million was reversed at 31 December 2020 due to improvement in the investees financial position and forecasted return to stable dividend payments. The investment in Rand Refinery is accounted for in the SA gold corporate segment.

31 December 2019

Impairment of Qinisele Resources

The goodwill that arose on the acquisition of Qinisele Resources cannot be attributed to any current Sibanye-Stillwater operating cash generating units (refer note 16.3). Qinisele Resources will perform an internal corporate function, mostly responsible for identifying, assessing and executing corporate actions. The business acquired will not generate external cash flows and has no future external mandates. Due to the factors mentioned, the recoverable amount of goodwill resulting from the application of IFRS 3 has been calculated at zero and fully impaired at year-end.

31 December 2018

Impairment of Driefontein, Kloof and Beatrix mining assets and goodwill

Ore body constraints, above inflation electricity price and wage increases at the SA gold operations have impacted the sustainability of certain shafts and resulted in these shafts being marginal to loss making. Ongoing efforts to restore these to profitability have proven to be unsuccessful. These profitability challenges were compounded during 2018 by operational disruptions, including the interruption of Eskom power at the Beatrix operations in February and seismic events at Driefontein and Kloof which affected access to mining areas, thereby impacting operational flexibility. Ongoing losses experienced at the Driefontein and Beatrix operations negatively affected group cash flow as well as the sustainability and economic viability of other operations in the SA region. As a result a decision was taken during the six months ended 31 December 2018, to impair the mining assets of and goodwill allocated to Driefontein by R2,171.8 million and R166.9 million, respectively, goodwill allocated to Kloof by R165.5 million, and mining assets of and goodwill allocated to Beatrix by R166.9 million and R103.9 million, respectively. These impairments were based on the estimated fair value less cost to sell over the life of mine calculated as expected discounted cash flows from the expected gold reserves and costs to extract the gold.

Impairment of Burnstone mine development assets

The development of the Burnstone project was initially deferred to 2020 and as a result a decision was taken at 31 December 2018 to impair the mine development assets of Burnstone by R193.6 million. This impairment was based on the estimated fair value less cost to sell based on the life of mine calculating the discounted cash flows from the expected gold reserves and costs to extract the gold. As at 31 December 2020, work associated with the development of the project is planned to commence during 2021 and the impairment assessment at year-end was updated to reflect the expected timing of this project.

11.    Royalties, mining and income tax, and deferred tax

Significant accounting judgements and estimates

The Group is subject to income tax in South Africa, Zimbabwe, the United Kingdom (UK) and the US. Significant judgement is required in determining the liability for income tax due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on the best estimates of whether additional taxes will be due. The Group reassesses its judgements and estimates if facts and circumstances change. Where the facts and circumstances change or when the final tax outcome of these matters are different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

The Group recognises the net future tax benefit related to deferred tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred tax assets requires the Group to make significant

Sibanye-Stillwater Annual Financial Report 2020	361

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

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

Additionally, future changes in tax laws in South Africa, Zimbabwe, the UK and the US could limit the ability of the Group to obtain tax deductions in future periods.

Accounting policy

Income tax comprises current and deferred tax. Current tax and deferred tax is recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

Current tax is measured on taxable income at the applicable statutory rate enacted or substantively enacted at the reporting date and is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.

Deferred tax is provided on temporary differences existing at each reporting date between the tax values of assets and liabilities and their carrying amounts and reflects uncertainty related to income taxes, if any. Enacted and substantively enacted tax rates are used to determine future anticipated effective tax rates which in turn are used in the determination of deferred tax.

These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled. The principal temporary differences arise from depreciation of property, plant and equipment, provisions, unutilised capital allowances and tax losses carried forward.

Deferred tax is not recognised for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	temporary differences related to investments in subsidiaries, and interests in associates and joint ventures to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that these will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

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

11.1   Royalties

Revenue from mineral resources in South Africa are subject to the Mineral and Petroleum Resource Royalty Act 2008 (Royalty Act). The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Royalty Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Royalty Act) minerals payable to the State. The royalty in respect of refined and unrefined minerals (which include gold refined to 99.5% and above, and PGMs) is calculated by dividing earnings before interest and taxes (EBIT) by the product of 12.5 times, in respect of refined, and 9 times, in respect of unrefined, gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of mining revenue has been introduced on refined minerals and 7% on unrefined minerals. The effective rate of royalty tax payable for the year ended 31 December 2020 was approximately 0.5% (2019: 0.4% and 2018: 0.5%) of revenue at the SA gold operations and 3.0% (2019: 1.3% and 2018: 1.1%) of revenue at the SA PGM operations.

Figures in million - SA rand	2020	2019	2018
Current charge	(1,767.8)	(431.0)	(255.5)
SA gold royalties	(142.3)	(73.7)	(93.5)
SA PGM royalties	(1,625.5)	(357.3)	(162.0)
Prior year royalty tax refund	2.8	-	42.9
Total royalties	(1,765.0)	(431.0)	(212.6)
Sibanye-Stillwater Annual Financial Report 2020	362

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

11.2    Mining and income tax

South African statutory tax rates

Gold mining, mining and non-mining tax

Gold mining tax is determined according to a formula which takes into account the profit and revenue attributable to gold mining operations. Mining taxable income (SA PGM and SA gold) is determined after the deduction of all mining capital expenditure, with the provision that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating mining tax. In the gold mining tax formula, the percentage rate of tax payable and the ratio of gold mining profit, after the deduction of redeemable capital expenditure, to gold mining revenue is expressed as a percentage.

Non-mining income consists primarily of interest income, third party gold processing and rental income and is taxed at the South African company tax rate of 28%.

Company tax rate

Companies, other than gold mining companies, are subject to the maximum South African company tax rate of 28%.

US statutory tax rates

The US PGM operations are subject to tax in the states of Montana, New Jersey and Pennsylvania.  During the year ended 31 December 2018, the New Jersey Governor signed a number of bills that implement numerous tax changes which affected the US PGM operations.  The most significant change in the law resulted in tax being calculated together on all US entities under common control (greater than 50% ownership).  As a result of contract changes, US PGM operations experienced a shift of its state tax exposure out of New Jersey, effective 15 March 2019.

Uncertainty over Income Tax treatments

SRPM:

As at 31 December 2020, certain tax principles applied by the Group with the acquisition of SRPM in 2016 were still open for review by the South African Revenue Service (SARS) following the Group’s response to the letter of audit findings issued by SARS and to date no assessments have been raised. Management is of the opinion that the relevant expenses were claimed correctly, and that requested information has been supplied to SARS on a timely basis. Consultation with External Legal counsel confirmed that no material payment is anticipated.

Lonmin Management Services (LMS), South African branch of Lonmin Limited:

During January 2021, SARS issued an assessment to the Group relating to a transfer pricing audit on LMS for the years of assessment 2011-2014. Applying the same principles as those applied by SARS, a further exposure could exist for subsequent years of assessment. Management is of the opinion that the basis on which the deductions under consideration were claimed was correct and will follow due process with SARS in objecting to the assessment. No material payment is anticipated.

Mining and income tax

The components of mining and income tax are the following:

Figures in million - SA rand	Note	2020	2019	2018
Current tax		(5,374.3)	(1,848.7)	(95.3)
Mining tax		(4,442.1)	(1,363.9)	(36.8)
Non-mining tax		68.0	3.1	(57.6)
Company and capital gains tax		(1,000.2)	(487.9)	(0.9)
Deferred tax	11.3	516.1	3,581.7	(988.5)
Deferred tax charge		570.1	2,030.7	306.7
Deferred tax rate adjustment[1]		(54.0)	1,551.0	(1,295.2)

Total mining and income tax		(4,858.2)	1,733.0	(1,083.8)

1 The deferred tax rate adjustment in South Africa and the US was:

Figures in million - SA rand	2020	2019	2018
South Africa	(54.0)	(23.1)	249.5
United States	-	1,574.1	(1,544.7)
Deferred tax rate adjustment	(54.0)	1,551.0	(1,295.2)

The change in the estimated long term deferred tax rate, as a result of applying the mining tax formula at the SA gold operations, at which the temporary differences will reverse amounted to a deferred tax charge of R54.0 million for the year ended 31 December 2020 (2019: charge of R23.1 million and 2018: benefit of R249.5 million)

During year ended 31 December 2018, the New Jersey Governor signed a number of bills that implement numerous tax changes which affected the US PGM operations. The most significant change in the law resulted in tax being calculated together on all US entities under common control (greater than 50% voting ownership). This resulted in an increase in the estimated deferred tax rate relating to the US PGM operations and a deferred tax charge of R1,544.7 million (US$107.7 million) during 31 December 2018. With contract changes during 2019, the US PGM operations experienced a shift of its state tax exposure out of New Jersey state resulting in a deferred tax rate adjustment of R1,574.1 million (benefit)

Sibanye-Stillwater Annual Financial Report 2020	363

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Reconciliation of the Group’s mining and income tax to the South African statutory company tax rate of 28%:

Figures in million - SA rand	2020	2019	2018
Tax on profit before tax at maximum South African statutory company tax rate (28%)	(9,934.3)	364.1	402.3
South African gold mining tax formula rate adjustment	117.7	(192.6)	(53.0)
US statutory tax rate adjustment	550.3	205.4	19.4
Non-deductible amortisation and depreciation	(14.4)	(14.7)	(21.2)
Non-taxable dividend received	21.0	2.1	15.4
Non-deductible finance expense[1]	89.4	(86.3)	(118.2)
Non-deductible share-based payments	(44.2)	(81.3)	(78.9)
Non-deductible (loss)/gain on fair value of financial instruments	(890.3)	(571.1)	136.9
Non-taxable gain on foreign exchange differences	3.1	-	250.3
Non-taxable share of results of equity-accounted investees	475.9	201.9	96.4
Non-taxable reversal of impairments/(non-deductible impairments)	33.5	(21.9)	(123.2)
Non-taxable gain on acquisition	-	308.8	-
Non-deductible transaction costs	(49.5)	(94.4)	(110.0)
Tax adjustment in respect of prior periods	133.1	12.4	51.4
Net other non-taxable income and non-deductible expenditure	257.7	533.5	121.0
Change in estimated deferred tax rate	(54.0)	1,551.0	(1,295.2)
Previously unrecognised deferred tax assets utilised/(not recognised)	4,446.8	(383.9)	(377.2)
Mining and income tax	(4,858.2)	1,733.0	(1,083.8)
Effective tax rate	13.7%	133.3%	(75.4)%
[1]	The non-deductible finance expense for 31 December 2020 is presented net after the reversal of an uncertain income tax treatment amounting to R181.5 million. This represents the conclusion on the section 163(j) interest limitation provided for by the US PGM operations under IFRIC 23 Uncertainty over Income Tax Treatments as at 31 December 2019

11.3	Deferred tax

Figures in million - SA rand	Notes	2020	2019	2018
Included in the statement of financial position as follows:
Deferred tax assets		(1,576.4)	(288.9)	(76.9)
Deferred tax liabilities		7,631.0	6,656.8	10,153.2
Net deferred tax liabilities		6,054.6	6,367.9	10,076.3
Reconciliation of the deferred tax balance:
Balance at beginning of the year		6,367.9	10,076.3	8,319.0
Deferred tax recognised in profit or loss	11.2	(516.1)	(3,581.7)	988.5
Deferred tax recognised in other comprehensive income		6.4	-	(22.8)
Deferred tax on acquisition of subsidiaries	16.4	-	-	132.2
Foreign currency translation		196.4	(126.7)	659.4
Balance at end of the year		6,054.6	6,367.9	10,076.3

The detailed components of the net deferred tax liabilities which result from the differences between the amounts of assets and liabilities recognised for financial reporting and tax purposes are:

Figures in million - SA rand	2020	2019	2018
Deferred tax liabilities
Mining assets	11,910.3	9,759.5	11,344.4
Environmental rehabilitation obligation funds	962.2	682.3	507.7
Other	206.7	208.7	284.7
Gross deferred tax liabilities[1]	13,079.2	10,650.5	12,136.8
Deferred tax assets
Environmental rehabilitation obligation	(1,704.0)	(1,109.2)	(989.2)
Occupational healthcare obligation	(274.8)	(333.3)	(302.7)
Other provisions	(1,144.4)	(482.4)	(442.8)
Financial instruments	(426.8)	(1,351.3)	-
Tax losses and unredeemed capital expenditure	(3,436.7)	(990.3)	(304.5)
Share-based payment obligation	(37.9)	(16.1)	(21.3)
Gross deferred tax assets[2,3]	(7,024.6)	(4,282.6)	(2,060.5)

Net deferred tax liabilities	6,054.6	6,367.9	10,076.3
[1]	The aggregate amount of temporary differences associated with investments in subsidiaries, for which no deferred tax liabilities have been recognised under the IAS 12.39 exemption at 31 December 2020, amounts to R25,955.0 million (2019: R12,075.0 million and 2018: R7,897.0 million)
[2]	Historically, deferred tax assets in WPL and EPL were only recognised to the extent of deferred tax liabilities since it was not considered probable that taxable profit would be available against which the future tax deductions could be utilised. At 31 December 2020, management recognised deferred tax assets on WPL and EPL in excess of deferred tax liabilities for the first time since it became probable that sufficient future taxable profits will be available. In total, net deferred tax assets of R951.0 million was recognised at 31 December 2020. The deferred tax asset recognition is supported by the profit history of WPL and EPL and a positive future taxable profit outlook
[3]	The amount of deductible temporary differences, unused tax losses as well as unredeemed capital expenditure for which no deferred tax asset is recognised in the statement of financial position, amounted to R36,408.0 million (2019: R46,220.2 million and 2018: R27,679.6 million). Tax losses are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to operate for a period of longer than

Sibanye-Stillwater Annual Financial Report 2020	364

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

one year for the South African operations. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated. In Canada, tax losses expire after 20 years

11.4	Net tax, carbon tax and royalties payable/(receivable)

Figures in million - SA rand	Notes	2020	2019	2018
Included in the statement of financial position as follows:
Tax receivable		(148.0)	(355.1)	(483.2)
Tax, carbon tax and royalties payable		796.3	508.9	88.0
Non-current portion of tax, carbon tax and royalties payable		8.6	59.1	-
Current portion of tax, carbon tax and royalties payable		787.7	449.8	88.0
Net tax, carbon tax and royalties payable/(receivable)		648.3	153.8	(395.2)

Reconciliation of the net tax, carbon tax and royalties payable/(receivable) balance:
Balance at beginning of the year		153.8	(395.2)	(147.9)
Royalties, carbon tax and current tax	11.1, 11.2	7,144.5	2,292.6	307.9
Royalties and tax paid		(6,524.6)	(1,818.9)	(542.2)
Royalties paid		(1,706.6)	(411.5)	(234.4)
Tax paid		(4,818.0)	(1,407.4)	(307.8)
Tax payable on acquisition of subsidiaries		-	68.7	4.4
Other		-	18.6	-
Foreign currency translation		(125.4)	(12.0)	(17.4)
Balance at end of the year		648.3	153.8	(395.2)

12.	Earnings per share

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

12.1	Basic earnings per share

Basic earnings per share (EPS) is calculated by dividing the profit or loss attributable to owners of Sibanye-Stillwater by the weighted average number of ordinary shares in issue during the year.

	2020	2019	2018
Weighted average number of shares
Ordinary shares in issue (‘000)	2,923,571	2,670,030	2,266,261
Adjustment for weighting of ordinary shares in issue (‘000)	(194,680)	(162,447)	(2,404)
Weighted average number of shares (‘000)	2,728,891	2,507,583	2,263,857
Profit/(loss) attributable to owners of Sibanye-Stillwater (SA rand million)	29,311.9	62.1	(2,499.6)
Basic EPS (cents)	1,074	2	(110)

Sibanye-Stillwater Annual Financial Report 2020	365

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

12.2	Diluted earnings per share

Diluted EPS is calculated by dividing the profit attributable to owners of Sibanye-Stillwater by the diluted number of ordinary shares in issue during the year.

Dilutive shares are the number of potentially dilutive ordinary shares that could be issued as a result of share awards granted to employees under the equity-settled share-based payment schemes (refer to note 6). As at 31 December 2018, these were antidilutive. The US$ Convertible Bond was converted during October 2020 and was antidilutive for the years ended 31 December 2020, 2019 and 2018.

	2020	2019	2018
Diluted weighted average number of shares
Weighted average number of shares (‘000)	2,728,891	2,507,583	2,263,857
Potential ordinary shares (‘000)	49,061	71,371	-
Diluted weighted average number of shares (‘000)	2,777,952	2,578,954	2,263,857
Diluted basic EPS (cents)	1,055	2	(110)

12.3	Headline earnings per share

Headline EPS is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the weighted average number of ordinary shares in issue during the year.

Reconciliation of profit/(loss) attributable to owners of Sibanye-Stillwater to headline earnings:

Figures in million - SA rand	Notes	Gross	Net of tax
2020
Profit attributable to owners of Sibanye-Stillwater			29,311.9
Gain on disposal of property, plant and equipment		(98.8)	(74.0)
Reversal of impairments	10	(121.4)	(121.5)
Derecognition of property, plant and equipment in Marathon project	14	37.0	28.0
Re-measurement items, attributable to non-controlling interest			1.1
Headline earnings			29,145.5
Headline EPS (cents)			1,068
2019
Profit attributable to owners of Sibanye-Stillwater			62.1
Gain on disposal of property, plant and equipment		(76.6)	(57.9)
Impairments	10	86.0	66.6
Impairment of equity accounted associate		21.0	21.0
Gain on acquisition	16.1	(1,103.0)	(1,103.0)
Re-measurement items, attributable to non-controlling interest			3.0
Headline earnings			(1,008.2)
Headline EPS (cents)			(40)
2018
Loss attributable to owners of Sibanye-Stillwater			(2,499.6)
Gain on disposal of property, plant and equipment		(60.2)	(47.9)
Impairments	10	3,041.4	2,530.9
Headline earnings			(16.6)
Headline EPS (cents)			(1)

12.4	Diluted headline earnings per share

Diluted headline EPS is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the diluted weighted average number of ordinary shares in issue during the year.

	2020	2019	2018
Diluted headline EPS (cents)	1,049	(40)	(1)

Sibanye-Stillwater Annual Financial Report 2020	366

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

13.	Dividends

Accounting policy

Dividends are recognised as a liability on the date on which such dividends are declared.

Dividends withholding tax is a tax on shareholders receiving dividends and is applicable to all dividends paid which are subject to dividend withholding tax based on the relevant tax requirements. The Group withholds dividend tax on behalf of its shareholders at a rate of 20% on dividends paid. Amounts withheld are not recognised as part of the Group’s tax charge but rather as part of the dividend paid, recognised in equity.

Cash flows from dividends paid are classified under operating activities in the statement of cash flows.

Figures in million - SA rand	2020	2019	2018
Dividend declared and paid (interim)	1,338.1	-	-
Dividend declared after 31 December 2020 (final)	9,485.5	-	-
Total dividends declared	10,823.6	-	-
Dividend per share (interim) - cents	50	-	-
Dividend per share (final) - cents	321	-	-

Dividend policy

Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, therefore, considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on BEE transaction, gain on acquisition, net other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate.

In line with Sibanye-Stillwater’s strategic priority of deleveraging and the commitment to shareholder returns, the Board of Directors resolved to pay a final dividend of 321 SA cents per share. Together with the interim dividend of 50 SA cents per share, which was declared and paid, this brings the total dividend for the year ended 31 December 2020 to 371 cents per share and this amounts to a payout of 35% of normalised earnings.

Reconciliation of profit/(loss) attributable to the owners of Sibanye-Stillwater to normalised earnings:

Figures in million - SA rand	2020	2019	2018
Profit/(loss) attributable to the owners of Sibanye-Stillwater	29,311.9	62.1	(2,499.6)
Adjusted for:
Loss/(gain) on financial instruments	2,450.3	6,015.1	(1,704.1)
Loss/(gain) on foreign exchange differences	255.0	(325.5)	(1,169.1)
Gain on disposal of property, plant and equipment	(98.8)	(76.6)	(60.2)
(Reversal of impairments)/impairments	(121.4)	86.0	3,041.4
Gain on acquisition	-	(1,103.0)	-
Restructuring costs	436.2	1,252.4	142.8
Transaction costs	138.6	447.8	402.5
Gain on derecognition of borrowings and derivative financial instrument	-	-	(230.0)
Occupational healthcare expense	52.3	(39.6)	15.4
Loss on BTT early settlement	186.2	-	-
Income on settlement of legal dispute	(580.0)	-	-
Loss due to dilution of interest in joint operation	30.2	-	-
Loss on settlement of US$ Convertible Bond	1,506.7	-	-
Other	-	-	18.7
Change in estimated deferred tax rate	54.0	(1,551.0)	1,295.2
Share of results of equity-accounted investees after tax	(1,699.8)	(721.0)	(344.2)
Tax effect of the items adjusted above	(1,277.3)	(1,643.8)	(345.7)
Non-controlling interest effect of the items listed above	(36.9)	(42.7)	-
Normalised earnings[1]	30,607.2	2,360.2	(1,436.9)
[1]	Non-IFRS measure such as normalised earnings is the responsibility of the Group’s Board of Directors and presented for illustration purposes only, and because of its nature, normalised earnings should not be considered as a representation of financial performance under IFRS

Sibanye-Stillwater Annual Financial Report 2020	367

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

14.	Property, plant and equipment

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

These factors could include:

•	changes in proved and probable Mineral Reserves;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at mine sites;
•	changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates; and
•	changes in Mineral Reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine.

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

Pre-production

The Group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project. The Group considers various relevant criteria to assess when the mine is substantially complete, ready for its intended use and moves into the production stage. Some of the criteria would include, but are not limited to the following:

•	the level of capital expenditure compared to the construction cost estimates;
•	ability to produce metal in saleable form (within specifications); and
•	ability to sustain commercial levels of production of metal.

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

Sibanye-Stillwater Annual Financial Report 2020	368

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Estimates of Mineral Reserves may change from period to period due to the change in economic assumptions used to estimate Mineral Reserves and due to additional geological data becoming available during the course of operations. Changes in reported proven and probable reserves may affect the Group’s financial results and position in a number of ways, including the following:

•	asset carrying values may be affected due to changes in estimated cash flows;
•	depreciation and amortisation charges to profit or loss may change where these are calculated on the units-of production method, or where the useful lives of assets change;
•	decommissioning site restoration and environmental provisions may change where changes in ore reserves affect expectations about the timing or cost of these activities; and
•	the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

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

Costs include the purchase price of assets used in the construction of the mine, expenditure incurred to evaluate and develop new ore bodies, as well as expenditure to define mineralisation in existing ore bodies and to establish or expand productive capacity. These costs are capitalised until commercial levels of production are achieved, at which times the costs are amortised as set out below.

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

Other assets

Non-mining assets are recorded at cost less accumulated depreciation and accumulated impairment losses, except for land which is not depreciated. These assets include the assets of the mining operations that are not included in mine development and infrastructure. It also includes borrowing costs, mineral and surface rights, land and all the assets of the non-mining operations.

Amortisation and depreciation of mining assets

Amortisation and depreciation is determined to give a fair and systematic charge in profit or loss taking into account the nature of a particular ore body and the method of mining that ore body. To achieve this, the following calculation methods are used:

•	Mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortised over the life of the mine using the units-of-production method, based on estimated proved and probable Mineral Reserves.
•	Proved and probable Mineral Reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.
•	Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over their estimated useful lives.
•	For certain shafts, which have a short life and/or are marginal, the depreciation is accelerated based on an adjustment to the reserves for accounting purposes.

Depreciation of non-mining assets

Non-mining assets are recorded at cost and depreciated on a straight-line basis over their current expected useful lives to their residual values as follows:

•	Vehicles: 5 years
•	Computers: 3 years
•	Furniture and equipment: 1 - 10 years

The assets’ useful lives, depreciation methods and residual values are reassessed at each reporting date and adjusted if appropriate.

Sibanye-Stillwater Annual Financial Report 2020	369

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Impairment

Recoverability of the carrying values of long-term assets or CGUs of the Group are reviewed whenever events or changes in circumstances indicate that such carrying value may not be recoverable. To determine whether a long-term asset or CGU may be impaired, the higher of value in use (defined as: the present value of future cash flows expected to be derived from an asset or CGU) or fair value less costs to sell (defined as: the price that would be received to sell an asset in an orderly transaction between market participants at the measured rate, less the costs of disposal) is compared to the carrying value of the CGU.

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

Sibanye-Stillwater Annual Financial Report 2020	370

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Figures in million - SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2020
Cost
Balance at beginning of the year		107,285.1	82,046.6	23,209.5	2,029.0
Additions[1]		9,711.7	9,656.1	14.2	41.4
Change in estimates of rehabilitation assets[2]		(383.9)	(108.2)	(270.3)	(5.4)
Disposals		(62.9)	(42.5)	(20.4)	-
Derecognition of property, plant and equipment[3]		(1,968.3)	(1,905.2)	(63.1)	-
Transfers between classes of property, plant and equipment		-	(28.9)	28.9	-
Transfers to right-of-use assets		(1.7)	(1.7)	-	-
Assets derecognised on loss with dilution of interest in joint operation		(37.0)	(0.5)	(0.7)	(35.8)
Foreign currency translation		1,411.1	478.1	923.6	9.4
Balance at end of the year		115,954.1	90,093.8	23,821.7	2,038.6
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		49,804.9	43,877.5	4,302.6	1,624.8
Amortisation and depreciation	4	7,468.0	6,646.7	753.4	67.9
Impairment	10	0.5	-	-	0.5
Disposals		(60.4)	(41.1)	(19.3)	-
Derecognition of property, plant and equipment		(1,968.3)	(1,905.2)	(63.1)	-
Depreciation capitalised to inventory		117.1	117.1	-	-
Foreign currency translation		(7.7)	(38.2)	24.3	6.2
Balance at end of the year		55,354.1	48,656.8	4,997.9	1,699.4
Carrying value at end of the year		60,600.0	41,437.0	18,823.8	339.2
[1]	During the year, amortisation and depreciation on assets used in the development of the Blitz project was capitalised. As a result, additions include non-cash additions (or amortisation and depreciation capitalised) of R96.1 million
[2]	Includes a decrease to the environmental rehabilitation obligation of R317.6 million, decrease to the right of recoverability liability of R40.3 million and an increase to the right of recoverability asset of R26.0 million
[3]	During the year, short-term ore reserve development, which was capitalised up to 31 December 2018 and fully depreciated by 2020, was derecognised as no future economic benefits are expected from its use

Figures in million - SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2019
Cost
Balance at beginning of the year		99,994.6	72,811.2	25,095.3	2,088.1
Additions[1]		7,803.0	7,790.9	0.4	11.7
Change in estimates of rehabilitation assets[2]	30	101.0	(99.4)	200.4	-
Disposals		(281.8)	(281.2)	(0.6)	-
Derecognition of property, plant and equipment[3]		(2,409.9)	(695.0)	(1,714.9)	-
Transfers between classes of property, plant and equipment		-	(94.9)	94.9	-
Transfers to right-of-use assets		(18.8)	(18.8)	-	-
Assets acquired on acquisition of subsidiaries	16.1	3,158.6	3,152.1	6.5	-
Assets derecognised on loss of control of subsidiary		(62.7)	-	-	(62.7)
Foreign currency translation		(998.9)	(518.3)	(472.5)	(8.1)
Balance at end of the year		107,285.1	82,046.6	23,209.5	2,029.0
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		45,436.4	38,576.2	5,276.4	1,583.8
Amortisation and depreciation	4	7,102.4	6,275.2	788.2	39.0
Impairment	10	5.1	-	-	5.1
Disposals		(257.4)	(257.4)	-	-
Derecognition of property, plant and equipment		(2,409.9)	(695.0)	(1,714.9)	-
Transfers to right-of-use assets		(15.5)	(15.5)	-	-
Depreciation capitalised to inventory		111.4	111.4	-	-
Foreign currency translation		(167.6)	(117.4)	(47.1)	(3.1)
Balance at end of the year		49,804.9	43,877.5	4,302.6	1,624.8
Carrying value at end of the year		57,480.2	38,169.1	18,906.9	404.2
[1]	During the year, amortisation and depreciation on assets used in the development of the Blitz project was capitalised. As a result, additions include non-cash additions (or amortisation and depreciation capitalised) of R85.5 million
[2]	Includes an increase to the environmental rehabilitation obligation of R105.1 million, decrease to the right of recoverability liability of R11.1 million and a decrease to the right of recoverability asset of R7.0 million
[3]	During the year, short-term ore reserve development, which was capitalised up to 31 December 2017 and fully depreciated by 2019, was derecognised as no future economic benefits are expected from its use

Sibanye-Stillwater Annual Financial Report 2020	371

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Figures in million - SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2018
Cost
Balance at beginning of the year		101,720.7	76,529.2	21,807.9	3,383.6
Additions[1]		7,107.5	7,034.6	(0.5)	73.4
Change in estimates of rehabilitation assets	30	618.8	-	618.8	-
Disposals		(171.2)	(168.1)	(3.1)	-
Derecognition of property, plant and equipment[2]		(14,416.4)	(14,287.7)	(128.7)	-
Transfers between classes of property, plant and equipment		-	192.8	134.5	(327.3)
Assets acquired on acquisition of subsidiaries	16.4	1,443.2	1,325.0	50.0	68.2
Assets derecognised on loss of control of subsidiary		(1,322.3)	(12.5)	-	(1,309.8)
Foreign currency translation		5,014.3	2,197.9	2,616.4	200.0
Balance at end of the year		99,994.6	72,811.2	25,095.3	2,088.1
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		50,276.1	44,308.9	4,471.0	1,496.2
Amortisation and depreciation	4	6,640.6	5,900.8	739.8	-
Impairment	10	2,603.3	2,461.5	70.8	71.0
Disposals		(77.2)	(75.9)	(1.3)	-
Derecognition of property, plant and equipment[2]		(14,416.4)	(14,287.7)	(128.7)	-
Assets derecognised on loss of control of subsidiary		(10.9)	(10.9)	-	-
Foreign currency translation		420.9	279.5	124.8	16.6
Balance at end of the year		45,436.4	38,576.2	5,276.4	1,583.8
Carrying value at end of the year		54,558.2	34,235.0	19,818.9	504.3
[1]	During the year, amortisation and depreciation on assets used in the development of the Burnstone project was capitalised. As a result, additions include non-cash additions (or amortisation and depreciation capitalised) of R26.8 million
2	During the year, short-term ore reserve development, which was capitalised up to 31 December 2016 and fully depreciated by 2018, was derecognised as no future economic benefits are expected from its use placehold

15.	Right-of-use assets

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

Refer to the lease liabilities note (refer note 29) for additional detail.

Figures in million - SA rand	Notes	2020	2019	2018
Balance at beginning of the year		360.9	-	-
Impact of adopting IFRS 16 on 1 January 2019		-	302.0	-
Additions and modifications		65.6	43.6	-
Right-of-use assets acquired on acquisition of subsidiaries (Lonmin acquisition)	16.1	-	133.3	-
Depreciation		(124.4)	(111.7)	-
Transfers and other movements		(7.6)	(5.7)	-
Foreign currency translation		1.1	(0.6)	-
Balance at end of the year		295.6	360.9	-

Sibanye-Stillwater Annual Financial Report 2020	372

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

16.	Acquisitions

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

Statement of cash flows

The acquisition date fair value of deferred payments and contingent consideration relating to business combinations is part of the aggregate consideration for obtaining control of the underlying net assets. Therefore, unless the obligations are clearly part of the borrowing structure of the group, repayments of the acquisition date fair value are classified as investing activities. Additional deferred/ contingent payments in excess of the grant date fair value are considered to be operating activity cash flows by nature.

Sibanye-Stillwater Annual Financial Report 2020	373

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

16.1	Lonmin acquisition

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

The Lonmin Transaction (or scheme) was approved by the UK Court and on 7 June 2019 (effective date) and all the conditions precedent to the Lonmin Transaction were fulfilled. Sibanye-Stillwater obtained control of Lonmin on this date. The effective date of the implementation of the Lonmin Transaction was 10 June 2019, when Lonmin’s listing on the Financial Conduct Authority’s Official List and the trading of Lonmin shares on the London Stock Exchange’s Main Market for listed securities was suspended, and 290,394,531 new Sibanye-Stillwater shares were listed on the Johannesburg Stock Exchange.

The year end of Lonmin has been changed to 31 December 2019 and Lonmin was consolidated from the effective date. For the seven months ended 31 December 2019, the Marikana operations contributed revenue of R11,188 million and a net profit of R1,881 million to the Group’s results.

The purchase price allocation (PPA) on the effective date was prepared on a provisional basis in accordance with IFRS 3 Business Combinations. During the measurement period, management provisionally revised the initial PPA due to new information obtained in accordance with IFRS 3. Since provisionally revising the initial PPA and up to one year of the acquisition date, no further information was obtained that required adjustments to the amounts recognised.

Consideration

The fair value of the consideration is as follows:

Figures in million - SA rand	2019
Equity instruments (290,394,531 ordinary shares)	4,306.6
Total consideration	4,306.6

Acquisition related costs

The Group incurred total acquisition related costs of R436.8 million (2020: R8.0 million, 2019: R283.9 million, 2018: R117.2 million, and prior to 2018: R27.7 million) on advisory and legal fees. These costs are recognised as transaction costs in profit or loss during the period in which incurred.

Sibanye-Stillwater Annual Financial Report 2020	374

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Identified assets acquired and liabilities assumed

The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

Figures in million - SA rand	Notes	2019
Property, plant and equipment	14	3,158.6
Right-of-use assets	15	133.3
Other investments		320.8
Environmental rehabilitation obligation funds	21	443.2
Other non-current assets		395.0
Inventories		5,219.5
Trade and other receivables		925.3
Other current assets		14.6
Cash and cash equivalents		2,999.3
Lease liabilities	29	(133.3)
Environmental rehabilitation obligation and other provisions	30	(1,696.9)
Other non-current liabilities		(863.0)
Borrowings	28	(2,574.8)
Trade and other payables		(2,585.7)
Other current liabilities		(99.3)
Total fair value of identifiable net assets acquired[1]		5,656.6
[1]	Fair value of assets and liabilities excluding property, plant and equipment, inventories, borrowings, non-current liabilities and environmental rehabilitation obligation approximate the carrying value
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

Gain on acquisition

A gain on acquisition has been recognised as follows:

Figures in million - SA rand	2019
Consideration	4,306.6
Fair value of identifiable net assets acquired	(5,656.6)
Non-controlling interest, based on the proportionate interest in the recognised amounts of assets and liabilities[1]	247.0
Gain on acquisition	(1,103.0)
[1]	The amount recognised as non-controlling interest represents the non-controlling interest holders’ effective proportionate share in the fair value of the identifiable net assets acquired

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

Sibanye-Stillwater Annual Financial Report 2020	375

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

16.2	SFA (Oxford) acquisition

On 21 February 2019, Sibanye-Stillwater announced it had agreed to acquire SFA (Oxford) Limited (SFA Oxford), an established analytical consulting company that is a globally recognised authority on PGMs and has for several years provided in-depth market intelligence on battery materials and precious metals for industrial, automotive, and smart city technologies.

The purchase consideration comprised an upfront payment of GBP4 million (R74.7 million) at the closing of the transaction and a deferred payment (contingent consideration), subject to a maximum payment of GBP6 million (refer note 22.2).

The acquisition was subject to the fulfilment of various conditions precedent which were completed on 4 March 2019. Sibanye-Stillwater obtained control (100%) on this date.

The PPA was prepared on a provisional basis in accordance with IFRS 3 at the effective date. No new information was obtained within one year of the acquisition date that required adjustments to the amounts recognised.

Figures in million - SA rand	2019
Consideration	127.1
Fair value of identifiable net assets acquired	(4.4)
Goodwill	122.7

The goodwill is attributable to the talent and skills of SFA (Oxford)’s workforce.

The goodwill has been allocated to the Stillwater, Rustenburg and Kroondal cash generating units (refer note 17). None of the goodwill recognised is expected to be deducted for tax purposes.

16.3	Qinisele Resources acquisition

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

The PPA was prepared on a provisional basis in accordance with IFRS 3 at the effective date. No new information was obtained within one year of the acquisition date that required adjustments to the amounts recognised.

Figures in million - SA rand	2019
Consideration	54.8
Fair value of identifiable net assets acquired	(0.5)
Goodwill	54.3

The goodwill is attributable to the experience and skills of Qinisele’s workforce (refer note 17).

16.4	DRDGOLD acquisition

On 22 November 2017, Sibanye-Stillwater announced that it had entered into various agreements with DRDGOLD in terms of which, Sibanye-Stillwater will exchange selected surface gold processing assets and TSF (the “Far West Gold Recoveries”, previously known as the WRTRP) for approximately 265 million newly issued DRDGOLD shares (the DRDGOLD Transaction), or 38.05% of the issued share capital of DRDGOLD. In addition, pursuant to the DRDGOLD Transaction, Sibanye-Stillwater had an option to subscribe for a sufficient number of DRDGOLD ordinary shares to attain a 50.1% shareholding in DRDGOLD at a 10% discount to the 30 day volume weighted average traded price (refer note 27).

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

Sibanye-Stillwater Annual Financial Report 2020	376

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Identifiable assets acquired and liabilities assumed

The following table summarises the recognised fair value of assets acquired and liabilities assumed at the acquisition date:

Figures in million – SA rand	Notes	2018
Property, plant and equipment[1]	14	1,443.2
Environmental rehabilitation obligation funds	21	244.7
Other non-current assets		28.7
Inventories		243.5
Trade and other receivables		138.4
Cash and cash equivalents		282.8
Environmental rehabilitation obligation and other provisions	30	(672.7)
Deferred tax liabilities	11.3	(132.2)
Other non-current liabilities		(54.9)
Trade and other payables		(337.1)
Other current liabilities		(17.6)
Total fair value of identifiable net assets acquired		1,166.8
[1]	The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected ore reserves and costs to extract the ore discounted at a real discount rate of 9.3% and an average gold price of R580,000/kg

Goodwill

Goodwill arising from the acquisition has been recognised as follows:

Figures in million – SA rand	Note	2018
Transaction with DRDGOLD shareholders (Consideration)[1]		261.4
Fair value of identifiable net assets acquired		(1,166.8)
Non-controlling interest, based on the proportionate interest in the recognised amounts of assets and liabilities[2]		940.3
Goodwill	17	34.9
[1]	The purchase consideration was calculated as 61.95% of the fair value of Far West Gold Recoveries assets and liabilities. The fair value of assets and liabilities, excluding property, plant and equipment, approximate the carrying value. The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected ore reserves and costs to extract the ore discounted at a real discount rate of 13.8%, an average gold price of R580,000/kg. Although Sibanye-Stillwater exchanged (i.e. disposed) the Far West Gold Recoveries assets and liabilities, the Group effectively retains control. The transaction with DRDGOLD shareholders, therefore, represents the difference between 61.95% of the fair value and carrying value of Far West Gold Recoveries assets and liabilities
[2]	Non-controlling interest was based on the proportionate interest (of 61.95%) in the carrying value of the Far West Gold Recoveries assets and liabilities, and fair value of the DRDGOLD net assets and liabilities acquired

The goodwill is attributable to DRDGOLD’s proven surface retreatment capabilities.

Refer to note 17 for the allocation of goodwill. None of the goodwill recognised is expected to be deducted for tax purposes.

17.	Goodwill

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

Sibanye-Stillwater Annual Financial Report 2020	377

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Figures in million - SA rand	Note	2020	2019	2018
Balance at beginning of the year		6,854.9	6,889.6	6,396.0
Impairment	10	-	(54.3)	(436.3)
Goodwill on acquisition of subsidiaries		-	176.9	34.9
Foreign currency translation		310.3	(157.3)	895.0
Balance at end of the year		7,165.2	6,854.9	6,889.6

The goodwill arose on the acquisition of Cooke, Aquarius, Stillwater, DRDGOLD, SFA (Oxford) and Qinisele Resources. The goodwill on acquisition of:

•	SFA (Oxford), amounting to R122.7 million, is attributable to the talent and skills of SFA (Oxford)’s workforce. At year-end, the goodwill on acquisition of SFA (Oxford) is allocated to the Stillwater (R60.2 million), Rustenburg (R44.3 million) and Kroondal (R18.2 million) CGUs, where it is tested for impairment. No impairment has been recognised.
•	Qinisele Resources, amounting to R54.3 million, cannot be attributed to any current Sibanye-Stillwater operating cash generating units. Qinisele Resources will perform an internal corporate function, mostly responsible for identifying, assessing and executing corporate actions. The business acquired will not generate external cash flows and has no future external mandates. None of the goodwill recognised is expected to be deducted for tax purposes. Due to the factors mentioned, the recoverable amount of goodwill resulting from the application of IFRS 3 has been calculated at zero at acquisition in 2019 and fully impaired at year-end (refer note 10).
•	Cooke, amounting to R736.7 million, was attributable to the synergies at the Group’s other operations, and the underlying assets of Cooke and WRTRP. During the year ended 31 December 2016, the goodwill allocated to the Cooke CGU was impaired by R201.3 million. During the year ended 31 December 2017, the goodwill allocated to the WRTRP CGU was impaired by R99.1 million. During the year ended 31 December 2018, the goodwill allocated to the Driefontein, Kloof and Beatrix CGUs was impaired by R436.3 million.
•	Aquarius, amounting to R400.6 million, was attributable to the synergies between the PGM assets in the Rustenburg area. At year end, the goodwill on acquisition of Aquarius is allocated to the Kroondal (R133.5 million) and the Rustenburg operation (R267.1 million) CGUs, where it is tested for impairment. No impairment has been recognised.
•	Stillwater, amounting to R5,873.9 million (US$449.7 million), was attributable to the premium paid, and the talent and skills of Stillwater’s workforce, and is allocated to the Stillwater CGU, where it is tested for impairment. No impairment has been recognised.
•	DRDGOLD, amounting to R34.9 million, was attributable to DRDGOLD’s proven surface retreatment capabilities, and is allocated to the DRDGOLD CGU, where it is tested for impairment. No impairment has been recognised.

The recoverable amount of goodwill was calculated based on the value in use of the CGUs to which to goodwill was allocated.

None of the goodwill recognised is expected to be deducted for tax purposes.

The Group’s estimates and assumptions used in the 31 December 2020 impairment testing include:

PGM operations						Gold operations
2018	2019	2020				2020	2019	2018
				Long-term gold price	R/kg	733,037	686,225	585,500
15,050	20,600	23,278	R/4Eoz	Long-term PGM (4E) basket price
1,010	1,250	1,202	US$/2Eoz	Long-term PGM (2E) basket price
14.3	13.6	18.8 - 19.7%		Nominal discount rate – South Africa[1]	%	9.66 - 13.58	12.4	12.6
7.0	7.6	8.8%		Nominal discount rate – United States
5.0	5.0	6.0%		Inflation rate – South Africa	%	6.0	5.0	5.0
1.9	2.0	2.0%		Inflation rate – United States
12 - 28	13 - 35	12 - 39	years	Life of mine	years	3 - 13	6 - 18	5 - 20
[1]	Nominal discount rate for the Burnstone project is 16.8% (2019: 17.1%, 2018: 17.4%) and for the equity accounted joint venture Mimosa, 28.4% (2019: 23.3%, 2018: 19.1%)

The cash flows are based on the annual life-of-mine plan that takes into account the following:

•	proved and probable ore reserves of the CGUs;
•	cash flows are based on the life-of-mine plan; and
•	capital expenditure estimates over the life-of-mine plan.

The recoverable amounts of the operating CGUs are sufficiently higher than the carrying values, therefore a reasonably possible adverse change in the abovementioned assumptions would not likely result in an adjustment to the carrying values.

18.	Equity-accounted investments

Significant accounting judgements and estimates

Joint arrangements

Judgement is required to determine when the Group has joint control, which requires an assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. The Group has determined that the relevant activities for its joint

Sibanye-Stillwater Annual Financial Report 2020	378

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

arrangements are those relating to the operating and capital decisions of the arrangement, such as the approval of the capital expenditure programme for each year, and appointing, remunerating and terminating the key management personnel or service providers of the joint arrangement. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries.

Judgement is also required to classify a joint arrangement as either a joint operation or a joint venture. Classifying the arrangement requires the Group to assess their rights and obligations arising from the arrangement. Specifically, it considers:

•	The structure of the joint arrangement – whether it is structured through a separate vehicle.
•	When the arrangement is structured through a separate vehicle, the Group also considers the rights and obligations arising from:

   –  the legal form of the separate vehicle; and

   –  the terms of the contractual arrangement

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

Mimosa functional currency

The functional currency of Mimosa, which is domiciled in Zimbabwe, has been determined as US dollar. The local currency in Zimbabwe changed to RTGS dollar during February 2019. As a result of this change, management reassessed whether there is a change in the functional currency of Mimosa. This assessment depends on the primary economic environment in which the company operates, which is considered to be the environment in which it generates and expends cash. These considerations include the currency primarily influencing sales prices, the country whose competitive forces and regulations mainly determine sales prices and the currency that influences labour, material and other costs of production. Judgements and assumptions made in determining the functional currency may have a significant impact on the results presented for the Group.

The determining factors in the above assessment were:

•	The currency that mainly influences sales prices: Sales are invoiced and settled in US dollar
•	The currency of the country whose competitive forces and regulations mainly determine the sales prices: The competitive forces and regulations of the US primarily influences sales prices
•	The currency that mainly influences labour, material and other costs: The majority of operating costs are settled in US dollar

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

Sibanye-Stillwater Annual Financial Report 2020	379

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

The Group holds the following equity-accounted investments:

Figures in million - SA rand	Notes	2020	2019	2018
Rand Refinery[1]	18.1	691.1	396.9	239.3
Mimosa[2]	18.2	3,928.6	2,687.7	2,492.4
Peregrine[2]	18.3	1,001.1	954.1	978.0
Other equity-accounted investments		0.2	0.1	24.2
Total equity-accounted investments		5,621.0	4,038.8	3,733.9
[1]	Associate
[2]	Joint venture

18.1	Rand Refinery

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

There are no fixed repayment terms for the preference shares. The preference shares have a preferential right to distributions. No ordinary dividends will be declared by Rand Refinery until the preference shares have been fully redeemed. The preference shareholders do not have voting rights at shareholders’ meetings. The Group accounts for the preference shares as part of the investment in Rand Refinery.

Historical impairment of R119.6 million on Rand Refinery was reversed at 31 December 2020 (refer note 10).

The equity-accounted investment in Rand Refinery movement for the year is as follows:

Figures in million - SA rand		2020	2019	2018
Balance at beginning of the year		396.9	239.3	198.4
Share of results of equity-accounted investee after tax[1]		400.1	344.5	143.7
Dividends received		(111.2)	-	-
Preference shares redeemed		(114.3)	(186.9)	(102.8)
Reversal of impairment	10	119.6	-	-
Balance at end of the year		691.1	396.9	239.3
[1]	Rand Refinery is equity accounted based on its latest management accounts for the period ended 30 November, since Rand Refinery has a 31 August year-end

The Group’s interest in the summarised financial statements of Rand Refinery are:

Figures in million - SA rand	2020	2019	2018
Revenue	1,131.0	811.0	644.0
Total comprehensive income	903.0	777.0	434.0
Non-current assets	724.0	667.0	699.0
Current assets	2,079.0	1,433.0	1,088.0
Non-current liabilities	(56.0)	(111.0)	(44.0)
Current liabilities	(462.0)	(104.0)	(359.0)
Net assets (100.0%)	2,285.0	1,885.0	1,384.0
Reconciliation of the total investment in Rand Refinery with attributable net assets:
Net assets (44.4%)	1,015.7	836.9	614.5
Preference shares redeemed	(114.3)	(186.9)	(102.8)
Dividend received	(111.2)	(8.2)	(8.2)
Fair value adjustment[1]	(35.5)	(35.5)	(35.5)
Impairment	-	(119.6)	(119.6)
Redeemable preference shares below 44.4% interest[2]	-	14.5	35.9
Reconciling items[3]	(63.6)	(104.3)	(145.0)
Total investment in Rand Refinery	691.1	396.9	239.3
[1]	The investment in equity-accounted investee was fair valued at 1 July 2002, the date when significant influence was obtained
[2]	Sibanye-Stillwater took up 37.4% of the Facility, which is less than its current proportional interest in Rand Refinery. Rand Refinery converted the Facility into redeemable preference shares, classified within equity, and therefore Sibanye-Stillwater shares in less than its current 44.4% proportional interest of the net asset value of Rand Refinery
[3]	Reconciling items relate to adjustments on consolidation of DRDGOLD’s interest in Rand Refinery

Sibanye-Stillwater Annual Financial Report 2020	380

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

18.2	Mimosa

Sibanye-Stillwater has a 50% interest in Mimosa Investments Limited (Mimosa), which owns and operates the Mimosa mine, which is a Platinum mine situated in Zimbabwe and has a functional currency of US dollar.

The equity-accounted investment in Mimosa movement for the year is as follows:

Figures in million - SA rand	2020	2019	2018
Balance at the beginning of the year	2,687.7	2,492.4	2,012.9
Share of results of equity-accounted investee after tax	1,299.7	377.1	210.5
Dividends received	(103.2)	(111.0)	(87.0)
Foreign currency translation	44.4	(70.8)	356.0
Balance at end of the year	3,928.6	2,687.7	2,492.4

The Group’s interest in the summarised financial statements of Mimosa are:

Figures in million - SA rand	2020	2019	2018
Revenue	7,789.0	4,685.2	3,714.9
Amortisation and depreciation	(562.9)	(437.4)	(383.1)
Interest income	7.9	4.5	-
Finance expense	(28.1)	(43.5)	(26.0)
Income and royalty tax	(1,254.6)	(436.4)	(381.8)
Income tax	(984.2)	(282.3)	(266.6)
Royalty tax	(270.4)	(154.1)	(115.2)
Profit or loss	2,599.4	754.2	420.9
Other comprehensive income	88.9	(141.3)	712.0
Total comprehensive income	2,688.3	612.9	1,132.9
Non-current assets	5,178.0	4,723.9	4,592.3
Property, plant and equipment[2]	5,178.0	4,704.8	4,592.3
Right-of-use assets	-	19.1	-
Current assets	4,635.1	2,535.1	2,047.9
Cash and cash equivalents	469.0	27.9	184.8
Other current assets	4,166.1	2,507.2	1,863.1
Non-current liabilities	(1,304.6)	(1,235.4)	(1,168.1)
Non-current financial liabilities[1]	(12.2)	(128.7)	(60.7)
Other non-current liabilities	(1,292.4)	(1,106.7)	(1,107.4)
Current liabilities	(556.3)	(553.0)	(384.6)
Current financial liabilities[1]	(476.0)	(446.5)	(377.7)
Other current liabilities	(80.3)	(106.5)	(6.9)

Net assets (100.0%)	7,952.2	5,470.6	5,087.5
Reconciliation of the total investment in Mimosa with attributable net assets:
Net assets (50.0%)	3,976.1	2,735.3	2,543.8
Reconciling items[2]	(47.5)	(47.6)	(51.4)
Total investment in Mimosa	3,928.6	2,687.7	2,492.4
[1]	Non-current and current financial liabilities (excluding trade and other payables and provisions) amounted to R12.2 million (2019: R128.7 million, 2018: R60.7 million) and R52.6 million (2019: R32.0 million, 2018: R4.0 million), respectively
[2]	The reconciling items include the difference between the carrying amount and fair value of the Mimosa’s identifiable assets and liabilities on acquisition less accumulated amortisation, and foreign exchange differences on translation of assets and liabilities of the foreign joint venture

Repatriation of funds from Zimbabwe is subject to regulatory approval in Zimbabwe.

18.3	Peregrine

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

The consideration for Aldebaran to acquire up to an 80% interest in the Altar Project, included:

•	An upfront cash payment of US$15 million to Sibanye-Stillwater on closing of the Arrangement Agreement;
•	19.9% of the shares of Aldebaran; and
•	A commitment from Aldebaran to carry the next US$30 million of spend at the Altar Project over a maximum of five years (inclusive of 2018 drilling that was conducted between February and May of 2018) as an initial earn-in of a 60% interest in the Altar Project (the Initial Earn-in).

Sibanye-Stillwater Annual Financial Report 2020	381

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Pursuant to the Arrangement Agreement, Aldebaran may also elect to earn-in an additional 20% interest in the Altar Project by spending an additional US$25 million over a three-year period following the Initial Earn-in.

Peregrine was a subsidiary of Stillwater Canada. On 25 October 2018, Aldebaran issued an aggregate of 15,449,555 Aldebaran shares to Sibanye-Stillwater, representing 19.9% of the current 77,635,957 issued and outstanding Aldebaran shares, and made an upfront cash payment of US$15 million to Sibanye-Stillwater in accordance with the Arrangement Agreement. From this date, Stillwater Canada and Aldebaran act together to direct the relevant activities of and, therefore, collectively control Peregrine. As a result of the loss of control, Peregrine was derecognised as a subsidiary and accounted for as an equity-accounted investment. At 31 December 2020, the Group had a 100% legal interest in Peregrine, which is subject to an Initial Earn-in arrangement of 60% as described above (2019: 100%; 2018: 100%). At 31 December 2020, Aldebaran who is earning into the Altar Project, was not in breach of the earn-in requirements.

The equity-accounted investment in Peregrine movement for the year is as follows:

Figures in million - SA rand	2020	2019	2018
Balance at the beginning of the year	954.1	978.0	-
Equity-accounted investment retained on loss of control of subsidiary	-	-	956.0
Foreign currency translation	47.0	(23.9)	22.0
Balance at end of the year	1,001.1	954.1	978.0

The Group’s interest in the summarised financial statements of Peregrine is:

Figures in million - SA rand	2020	2019	2018
Non-current assets	1,541.3	1,472.4	1,714.6
Current assets	7.3	3.3	23.9
Non-current liabilities	(381.6)	(369.2)	(342.6)
Current liabilities	(18.3)	(1.4)	(1.3)
Net assets (100.0%)	1,148.7	1,105.1	1,394.6
Reconciliation of the total investment in Peregrine with attributable net assets:
Net assets (40%)[1]	459.5	442.0	557.8
Reconciling items[2]	541.6	512.1	420.2
Total investment in Peregrine	1,001.1	954.1	978.0
[1]	Disclosed on the basis that Aldebaran will successfully complete their earn-in obligation in terms of the agreement as described above
2	The reconciling items include the difference between the carrying amount and fair value of the Peregrine’s identifiable assets and liabilities on acquisition less accumulated amortisation, and foreign exchange differences on translation of assets and liabilities of the foreign equity-accounted investment

19.	Interests in joint operations

Accounting policy

A joint operation is a joint arrangement in which the parties that share joint control have rights to the assets, and obligations for the liabilities, relating to the arrangement.

In relation to the Group’s interests in joint operations, the following are recognised in the financial statements:

•	the Group’s share of the jointly controlled assets, classified according to the nature of the assets;
•	any liabilities that the Group has incurred;
•	the Group’s share of any liabilities incurred jointly with the other ventures in relation to the joint operation;
•	any income from the sale or use of the Group’s share of the output of the joint operation, together with the Group’s share of any expenses incurred by the joint operation; and
•	any expenses that the Group has incurred in respect of its interest in the joint operation.

The Group’s interests in joint operations includes a 50% interest in two joint operations each referred to as the “Notarial Pooling and Sharing Agreements”. The principal activities of the joint operations are to extend the Kroondal mine over the boundary of the properties covering the Kroondal mine and expand the Marikana mine operations through mineral rights contributed by Anglo American Platinum Limited through its subsidiary, RPM.

Sibanye-Stillwater Annual Financial Report 2020	382

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

The Group’s share of the assets, liabilities, revenue and expenses of the joint operations which are included in the consolidated financial statements is as follows:

Kroondal mine

Figures in million - SA rand	2020	2019	2018
(Loss)/gain on foreign exchange differences	(16.4)	(63.2)	132.7
Profit before tax	4,814.5	2,061.6	677.7
Profit for the year	4,814.3	2,061.4	677.7
Non-current assets	799.7	945.7	1,115.7
Current assets	3,894.5	2,303.0	1,828.2
Non-current liabilities	(7.4)	-	-
Current liabilities	(436.3)	(353.1)	(271.3)
Net assets (50.0%)	4,250.5	2,895.6	2,672.6

20.	Other investments

Accounting policy

On initial recognition of an equity investment that is not held for trading, the Group may make an irrevocable election to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis. These investments are subsequently measured at fair value, with dividends recognised in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in other comprehensive income (OCI) and are never reclassified to profit or loss.

The Group holds the following investments measured at fair value through OCI:

Figures in million - SA rand	2020	2019	2018
Rand Mutual Assurance Company Limited	158.2	112.4	67.8
Furuya Metals Company Limited	343.1	303.1	-
Aldebaran Resources Inc.	97.8	78.2	81.5
Generation Mining Limited	100.7	33.3	-
Other	147.2	71.7	6.7
Total other investments	847.0	598.7	156.0

Fair value of other investments

Other investments consists primarily of other listed investments and other short-term investment products, which are measured at fair value or which carrying amounts approximates fair value. The fair values of non-listed investments included in other investments are determined through valuation techniques that include inputs that are not based on observable market data. Fair value measurements of listed investments are categorised as level 1 under the fair value hierarchy and non-listed investments as level 3 (refer note 36.1).

21.	Environmental rehabilitation obligation funds

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

In addition, bank guarantees are provided for funding shortfalls of the environmental rehabilitation obligations.

Figures in million - SA rand	Notes	2020	2019	2018
Balance at beginning of the year		4,602.2	3,998.7	3,492.4
Contributions made		63.6	12.9	63.0
Payments received		(7.4)	(151.9)	-
Interest income	5.1	245.1	265.5	223.5
Fair value gain/(loss)[1]		30.5	33.8	(24.9)
Environmental rehabilitation obligation funds on acquisition of subsidiaries	16	-	443.2	244.7
Balance at end of the year		4,934.0	4,602.2	3,998.7

Environmental rehabilitation obligation funds comprise of the following:
Restricted cash[2]		702.9	610.0	633.9
Funds		4,231.1	3,992.2	3,364.8
[1]	The environmental rehabilitation trust fund includes equity-linked investments that are fair valued at each reporting date

Sibanye-Stillwater Annual Financial Report 2020	383

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

2 The funds are set aside to serve as collateral against the guarantees made to the Department of Minerals and Resources for environmental rehabilitation obligations

Fair value of environmental rehabilitation obligation funds

Environmental rehabilitation obligation funds comprise equity-linked notes, a fixed income portfolio of bonds as well as fixed and call deposits. The environmental rehabilitation obligation funds are stated at fair value based on the nature of the fund’s investments (refer note 36.1).

Credit risk

The Group is exposed to credit risk on the total carrying value of the investments held in the environmental rehabilitation obligation funds. The Group has reduced its exposure to credit risk by investing in funds with a limited number of major financial institutions.

22.	Other receivables and other payables

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

Accounting policy

Financial instruments included in other receivables are categorised as financial assets measured at amortised cost and those included in other payables are categorised as other financial liabilities as applicable. These assets and liabilities are initially recognised at fair value. Subsequent to initial recognition, financial instruments included in other receivables and other payables are measured at amortised cost.

Reimbursements, such as rehabilitation reimbursements from other parties are not financial instruments, and are recognised as a separate asset where recovery is virtually certain. The amount recognised is limited to the amount of the relevant rehabilitation provision. If the party that will make the reimbursement cannot be identified, then the reimbursement is generally not virtually certain and cannot be recognised. If the only uncertainty regarding the recovery relates to the amount of the recovery, the reimbursement amount often qualifies to be recognised as an asset.

Other receivables and payables that do not arise from contractual rights and obligations, such as receivables on rates and taxes, are recognised and measured at the amount expected to be received or paid.

22.1	Other receivables

Figures in million - SA rand	2020	2019	2018
Right of recovery receivable	340.2	186.8	176.8
Rates and taxes receivable	105.1	103.0	106.2
Pre-paid royalties	364.1	392.8	-
Other	48.7	52.1	66.6
Total other receivables	858.1	734.7	349.6
Reconciliation of the non-current and current portion of the other receivables:
Other receivables	858.1	734.7	349.6
Current portion of other receivables	(36.8)	(51.2)	(35.2)
Non-current portion of other receivables	821.3	683.5	314.4
22.2	Other payables

Figures in million - SA rand	2020	2019	2018
Deferred Payment (related to Rustenburg operations acquisition)	4,354.4	2,825.6	2,205.9
Contingent consideration (related to SFA (Oxford) acquisition)	88.2	55.8	-
Right of recovery payable	39.5	79.4	83.2
Deferred consideration (related to Pandora acquisition)	307.8	275.9	-
Dissenting shareholder liability	-	-	287.1
Other	366.7	212.2	256.3
Total other payables	5,156.6	3,448.9	2,832.5
Reconciliation of the non-current and current portion of the other payables:
Other payables	5,156.6	3,448.9	2,832.5
Current portion of other payables	(2,245.9)	(761.4)	(303.3)
Non-current portion of other payables	2,910.7	2,687.5	2,529.2

Sibanye-Stillwater Annual Financial Report 2020	384

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Right of recovery receivable and payable

Based on the first and second Notarial Pooling and Sharing agreements (PSAs) with Anglo American Platinum, Kroondal (previously Aquarius Platinum (South Africa) Proprietary Limited (AQPSA)) holds a contractual right to recover 50% of the rehabilitation obligation relating to environmental rehabilitation resulting from PSA operations from RPM (subsidiary of Anglo American Platinum), where this rehabilitation relates to property owned by Kroondal Operations. Likewise RPM holds a contractual right to recover 50% of the rehabilitation obligation relating to environmental rehabilitation resulting from PSA operations from Kroondal Operations, where the rehabilitation relates to property owned by RPM. With respect to the opencast section of the Marikana mine that is on Kroondal Operations’ property, RPM have limited the contractual liability to approximately R185 million (2019: R179 million, 2018: R172 million), being a negotiated liability in terms of an amendment to the second PSA.

Deferred Payment (related to Rustenburg operations acquisition)

In terms of the Rustenburg operations transaction, the purchase consideration includes a Deferred Payment, calculated as being equal to 35% of the distributable free cash flow generated by the Rustenburg operation over a six year (1 January 2017 to 31 December 2022) period from inception (latest of transaction closing or 1 January 2017), subject to a minimum payment of R3.0 billion. The distributable free cash flow has been derived from forecast cash flow models. These models use several key assumptions, including estimates of future sales volumes, PGM prices, operating costs and capital expenditure.

The Deferred Payment movement for the year is as follows:

Figures in million - SA rand	Note	2020	2019	2018
Balance at the beginning of the year		2,825.6	2,205.9	2,194.7
Interest charge	5.2	186.8	179.0	200.4
Payment of Deferred Payment		(739.0)	(283.4)	(38.6)
Loss/(gain) on revised estimated cash flows[1]		2,081.0	724.1	(150.6)
Balance at end of the year		4,354.4	2,825.6	2,205.9

1 The loss on revised estimated cash flows is primarily as a result of an increase in the forecasted Rand PGM basket price used to estimate the future cash flows

Deferred consideration (related to Pandora acquisition)

Lonmin acquired the remaining 50% stake in Pandora Joint Venture in 2017. The purchase price included a deferred and contingent consideration element. The deferred payment element represents a minimum consideration of R400 million, which is settled through a cash payment based on 20% of the distributable free cash flows generated from the Pandora E3 operations on an annual basis for a period of 6 years. The fair value of the deferred consideration at acquisition of Lonmin by the Group was determined using the present value of the future cash flows at a discount rate of 12.5%. The contingent consideration element is based on the extent to which 20% of the distributable free cash flows exceed R400 million. This element is valued at zero as the distributable free cash flows generated from the Pandora E3 operations are not estimated to exceed R400 million. The distributable free cash flow has been derived from forecast cash flow models. These models use several key assumptions, including estimates of future sales volumes, PGM prices, operating costs and capital expenditure.

The Pandora deferred consideration movement for the year is as follows:

Figures in million - SA rand	Note	2020	2019	2018
Balance at the beginning of the year		275.9	-	-
Deferred consideration on acquisition of subsidiary		-	235.4	-
Interest charge	5.2	49.1	40.5	-
Payment made		(17.2)	-	-
Balance at end of the year		307.8	275.9	-

Dissenting shareholder liability

Refer note 38 for the history and outcome of the dissenting shareholder dispute.

The dissenting shareholder liability movement for the year is as follows:

Figures in million - SA rand	Note	2020	2019	2018
Balance at the beginning of the year		-	287.1	1,349.7
Interest charge	5.2	-	21.2	68.1
Payments to dissenting shareholders		-	(319.4)	(1,375.8)
Dissenting shareholder liability on acquisition of subsidiary		-	-	-
Foreign currency translation reserve		-	11.1	245.1
Balance at end of the year		-	-	287.1
Fair value of other receivables and other payables

Due to the approaches applied in calculating the carrying values as described above, the fair values approximate the carrying value (refer note 36.1).

Sibanye-Stillwater Annual Financial Report 2020	385

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Market risk

The Deferred Payment relating to Rustenburg and the deferred consideration relating to Pandora are sensitive to changes in the 4E basket price. A one percentage point decrease in the 4E basket price would have decreased the loss on financial instruments by R73.7 million (2019: R95.6 million). A one percentage point increase in the 4E basket price would have increased the loss on financial instruments by R73.7 million (2019: R95.6 million).

Credit risk

The carrying value of the other receivables represents the maximum credit risk exposure of the Group in relation to these receivables. The Group has reduced its exposure to credit risk by dealing with a limited number of approved counterparties (refer note 36.2).

23.	Inventories

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

Accounting policy

Inventory is valued at the lower of cost and net realisable value. The Group values ore stockpiles and metal-in-process when it can be reliably measured. Cost is determined on the following basis:

●	Gold reef ore stockpiles and gold-in-process are valued using weighted average cost. Cost includes production, amortisation, depreciation and related administration costs
●	PGM inventory is valued using weighted average cost by allocating cost, based on the joint cost of production, apportioned according to the relative sales value of each of the PGMs produced. The group recognises the metal produced in each development phase in inventory with an appropriate proportion of cost. Cost includes production, amortisation, depreciation and related administration costs
●	By-product metals are valued at the incremental cost of production from the point of split-off from the PGM processing stream
●	Consumable stores are valued at weighted average cost after appropriate provision for surplus and slow-moving items

Figures in million - SA rand	2020	2019	2018
Consumable stores[1]	1,626.8	1,580.8	1,043.5
PGM ore and mill inventory	141.7	127.7	71.0
PGM in process[2]	13,742.4	10,496.9	3,251.7
Gold in process	616.5	309.7	143.3
PGM finished goods	8,709.9	2,958.7	777.8
Other	115.1	29.6	7.5
Total inventories	24,952.4	15,503.4	5,294.8

1 The cost of consumable stores consumed during the year and included in operating cost amounted to R16,404.0 million (2019: R12,784.3 million and 2018: R9,327.9 million)

2 Included in PGM in process, is R4,224.5 million (2019: R3,826.5 million) relating to the Marikana operations. It also includes R3,846.6 million (2019: R4,182.4 million) relating to SRPM operations due to the processing agreements between SRPM and Anglo American Platinum Limited changing from a purchase of concentrate arrangement to a toll processing arrangement from 1 January 2019

24.	Trade and other receivables

Accounting policy

Trade and other receivables, excluding trade receivables for PGM concentrate sales, prepayments and value added tax, are non-derivative financial assets categorised as financial assets measured at amortised cost.

The above non-derivative financial assets are initially recognised at fair value and subsequently carried at amortised cost less allowance for impairment. Estimates made for impairment are based on a review of all outstanding amounts at year end in line with the impairment policy described in note 36. Irrecoverable amounts are written off during the period in which they are identified.

In addition to other types of PGM sales, trade receivables include actual invoiced sales of PGM concentrate, as well as sales not yet invoiced for which deliveries have been made and the control has transferred. The PGM concentrate receivables are financial assets measured at fair value through profit or loss, as the solely payments of principle and interest criteria is not met. The receivable amount calculated for the PGM concentrate delivered but not yet invoiced is recorded at the fair value of the consideration receivable at the date of

Sibanye-Stillwater Annual Financial Report 2020	386

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

delivery. At each subsequent reporting date the receivable is restated to reflect the fair value movements in the pricing mechanism which are recognised in revenue. Foreign exchange movements subsequent to the recognition of a sale are recognised as a foreign exchange gain or loss in profit or loss.

Figures in million - SA rand	2020	2019	2018
Trade receivables - gold sales	42.0	-	433.8
Trade receivables - PGM sales	4,655.3	2,681.1	5,310.1
PGM sales concentrate	4,030.0	2,341.6	5,310.1
PGM sales other	625.3	339.5	-
Other trade receivables	1,020.6	889.0	436.6
Payroll debtors	268.2	251.5	127.9
Interest receivable	56.5	14.6	8.9
Financial assets	6,042.6	3,836.2	6,317.3
Prepayments	368.8	442.9	296.9
Value added tax	454.2	355.9	218.8
Total trade and other receivables	6,865.6	4,635.0	6,833.0

Fair value of trade and other receivables

The fair value of trade receivables for PGM concentrate sales are determined based on ruling market prices, volatilities and interest rates, and constitutes level 2 on the fair value hierarchy (refer note 36.1).

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

At 31 December 2020, other receivables of R199.2 million (2019: R139.9 million and 2018: R15.8 million) were considered impaired and are provided for. Impairment allowance movements were recognised in profit or loss, except for R95.2 million of the 2019 movement which related to impaired other receivables acquired with the Lonmin acquisition in 2019. The movement through profit or loss in the 2020 financial year relates to allowance for impairment recognised in respect of other receivables.

Commodity price risk

The Group is exposed to commodity price risk on PGM concentrate receivables that are still subject to provisional pricing adjustments after the reporting date. A change in the 4E basket price of 1% percent would impact revenue and the related PGM concentrate receivables by R30.6 million.

Foreign currency sensitivity

Certain of the Group’s components with SA rand as their functional currency have trade and other receivables which are settled in US dollar. The balances are sensitive to changes in the rand/US dollar exchange rate. A one percentage point change in the SA rand closing exchange rate of R14.69/US$ would have impacted profit for the year by R43.7 million.

25.	Cash and cash equivalents

Accounting policy

Cash and cash equivalents comprise cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value, and are measured at amortised cost which is deemed to be fair value due to its short-term maturity.

Figures in million - SA rand	2020	2019	2018
Cash at the bank and on hand	20,239.8	5,619.0	2,549.1
Total cash and cash equivalents	20,239.8	5,619.0	2,549.1

Fair value of cash and cash equivalents

The fair value of cash and cash equivalents approximate the carrying value due to the short maturity.

Credit risk

The Group is exposed to credit risk on the total carrying value of cash and cash equivalents. The Group has reduced its exposure to credit risk by dealing and investing with a number of major financial institutions.

Sibanye-Stillwater Annual Financial Report 2020	387

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

26.	Stated share capital

Accounting policy

Ordinary share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

Scheme of arrangement

The Scheme was implemented on 24 February 2020 (refer note 1.1). The impact on the Group is described in more detail below.

Sibanye-Stillwater determined that the acquisition of SGL did not represent a business combination as defined by IFRS 3. This is because neither party to the Scheme could be identified as an accounting acquirer in the transaction, and post the implementation there would be no change of economic substance or ownership in the SGL Group.

The SGL shareholders have the same commercial and economic interest as they had prior to the implementation of the Scheme and no additional new ordinary shares of SGL were issued as part of the Scheme. Following the implementation of the Scheme, the consolidated financial statements of Sibanye-Stillwater therefore reflects that the arrangement is in substance a continuation of the existing SGL Group. SGL is the predecessor of the Company for financial reporting purposes and following the implementation of the Scheme, Sibanye-Stillwater’s consolidated comparative information is presented as if the reorganisation had occurred before the start of the earliest period presented.

In order to affect the reorganisation in the Group at the earliest period presented in these consolidated financial statements, a reorganisation reserve was recognised at 31 December 2017 to adjust the previously stated share capital of SGL of R34,667 million to reflect the stated share capital of the Company of R1 at that date. The reorganisation reserve was adjusted for previously recognised movements in the stated share capital of SGL between 31 December 2017 and 24 February 2020. The issue of shares at the effective date of the Scheme, was recorded at an amount equal to the net asset value of the unconsolidated SGL company at that date, with the difference recognised as a reorganisation reserve.

Since the consolidated financial statements of Sibanye-Stillwater are in substance a continuation of the existing SGL Group, the shares used in calculating the weighted average number of issued shares (refer note 12.1) is based on the issued stated share capital of the listed entity at that stage.

As a result of the above, earnings per share measures are based on SGL’s issued shares for comparative periods. For purposes of Sibanye-Stillwater’s earnings per share measures for the year ended 31 December 2020, shares issued as part of the Scheme were treated as issued from the beginning of the current reporting period so as to reflect the unchanged continuation of the Group. No weighting was required as there were no changes in the issued share capital of SGL from the beginning of the current year up to the effective date of the Scheme. Shares issued after the implementation of the Scheme were time-weighted as appropriate.

Authorised and issued

Although the Scheme was retrospectively implemented for accounting purposes, the roll forward below shows the movement of the legally issued shares of the Company and SGL for the periods indicated.

	Company	SGL
Figures in thousand	2020	2019	2018
Authorised number of shares	10,000,000	10,000,000	10,000,000

Reconciliation of issued number of shares:
Number of shares in issue at beginning of the year[1]	-*	2,266,261	2,168,721
Scheme implemented[2]	2,670,030	-	-
Shares issued under Sibanye-Stillwater/SGL Share Plan[3]	6,932	4,442	10,394
Issued upon conversion of US$ Convertible Bond[4]	248,040	-	-
Shares delisted (share buy-back)[5]	(1,431)	-	-
Shares issued for cash[6]	-	108,932	-
Shares issued with acquisition of subsidiary[7]	-	290,395	-
Capitalisation issue[8]	-	-	87,146
Number of shares in issue at end of the year	2,923,571	2,670,030	2,266,261
[1]	Since the Scheme was retrospectively implemented, the stated share capital presented in the consolidated statement of changes in equity reflects the legally issued shares of the Company from the earliest period presented, being one ordinary share at 31 December 2018 and 31 December 2019
[2]	From 1 January 2020 to 23 February 2020, shares of the listed entity presented for the Group were those of SGL. From 24 February 2020, these were exchanged for shares of Sibanye-Stillwater retrospectively presented for the Group in the consolidated statement of changes in equity. The Scheme was implemented on a share-for-share basis with no change in the total number of issued listed shares
[3]	Upon implementation of the Scheme, the SGL equity-settled share plan was transferred to the Company and is settled in the Company’s shares from the effective date onwards (refer note 6.1)
[4]	Refer note 28.5
[5]	The Group entered into a repurchase and cancellation of shares agreement with certain shareholders which resulted in the total issued shares of Sibanye-Stillwater decreasing by 1,431,197 shares
[6]	On 15 April 2019, Sibanye-Stillwater raised net capital of R1.7 billion from a placing of 108,932,356 new ordinary no par value shares to existing and new institutional investors

Sibanye-Stillwater Annual Financial Report 2020	388

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

[7]	On 10 June 2019, 290,394,531 shares were issued to the shareholders of Lonmin Limited (refer note 16.1)
[8]	On 11 April 2018, 87,145,885 shares were issued with four capitalisation issue shares for every 100 existing share held

* Less than one thousand

All the Company’s ordinary no par value shares rank pari passu in all respects, there being no conversion or exchange rights attached thereto, and all of the ordinary shares will have equal rights to participate in capital, dividend and profit distributions by the Company.

Retrospective roll forward of stated share capital and reorganisation reserve:

	SGL		Scheme impact	Reorgani- sation reserve	Company
	Amount (million)	Shares (thousand)	Amount (million)	Amount (million)	Amount (million)	Shares (thousand)
Balance at 31 December 2017	34,667.0	2,168,721	(34,667.0)	34,667.0	-*	-*
Shares issued under SGL Share Plan	-	10,394	-	-	-	-
Capitalisation issue	-	87,146	-	-	-	-
Balance at 31 December 2018	34,667.0	2,266,261	(34,667.0)	34,667.0	-*	-*
Shares issued for cash	1,688.4	108,932	(1,688.4)	1,688.4	-	-
Shares issued on Lonmin acquisition	4,306.6	290,395	(4,306.6)	4,306.6	-	-
Shares issued under SGL Share Plan	-	4,442	-	-	-	-
Balance at 31 December 2019	40,662.0	2,670,030	(40,662.0)	40,662.0	-*	-*
Scheme implemented[1]				(17,660.7)	17,660.7	2,670,030
Shares issued under Company Share Plan				-	-	6,932
Issued upon conversion of US$ Convertible Bond[2]				-	12,573.2	248,040
Shares delisted (share buy-back)				-	(84.1)	(1,431)
Balance at 31 December 2020				23,001.3	30,149.8	2,923,571

[1]	The stated share capital value of the Company on Scheme implementation amounts to the net asset value of the unconsolidated SGL company on the effective date of the Scheme. The reorganisation reserve is the balance between the previously presented stated share capital and the revised stated share capital value of the Company. There was no change in the issued share capital of the SGL Group from 31 December 2019 to the effective date of the Scheme
[2]	Refer note 28.5

* Less than R0.1 million or one thousand shares as indicated

Repurchase of shares

On 2 November 2020, the directors of the Company decided to make an offer to certain holders of the Company’s ordinary shares, via an Odd-lot offer to holders of fewer than 100 shares of the Company and a specific repurchase in terms of the JSE Listings Requirements and the South African Companies Act, 2008 to holders of 100 to 400 Company shares. This resulted in a total repurchase to the value of R84.1 million including directly attributable incremental transaction costs and a decrease of 1,431,197 in the issued shares of the Company. The average price paid for the repurchased shares amounted to R58.80 per share.

27.    Non-controlling interests

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

Sibanye-Stillwater Annual Financial Report 2020	389

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

The Group’s non-controlling interests relates to the following subsidiaries:

Figures in million - SA rand	2020	2019	2018
Non-controlling interest of DRDGOLD	1,223.8	1,135.2	913.2
Non-controlling interest of Platinum Mile	36.6	21.1	18.4
Non-controlling interests of Group Technical Security Management	4.8	5.4	4.4
Non-controlling interests of Marikana[1]	970.5	306.0	-
Total non-controlling interests	2,235.7	1,467.7	936.0

1 Included in Marikana’s NCI is NCI of WPL amounting to R689.5 million (2019: R253.3 million)

DRDGOLD is a company incorporated in South Africa with its head office in Johannesburg. DRDGOLD’s primary listing is on the JSE Limited and its secondary listing is on the New York Stock Exchange. It’s gold production is derived from retreatment of surface tailings in South Africa. Following Sibanye-Stillwater’s exercise of its option to acquire an additional 12.05% in DRDGOLD effective 10 January 2020, non-controlling interests hold a 49.9% (2019: 61.95%, 2018: 61.95%) with an effective holding of 49.3% (2019: 61.4%, 2018: 61.4%) after considering the impact of treasury shares held by DRDGOLD. The Group calculated the net asset value of DRDGOLD at the effective date of the option exercise, to which the additional ownership percentage was applied to determine the reattribution between non-controlling interest and the Group amounting to R220.0 million.

WPL, acquired as part of the Lonmin acquisition, consist of PGM mining and processing operations located on the Western Limb of the Bushveld Complex, close to the town of Rustenburg, in the North West province of South Africa and smelting and refining operations located in Brakpan, East of Johannesburg. Non-controlling interests hold an effective 4.75% interest in WPL.

The summarised financial information of these subsidiary groups is provided below. This information is based on amounts before inter-company eliminations.

Figures in million - SA rand	2020	2019	2018
DRDGOLD Limited
Revenue	5,051.0	3,621.0	1,047.5
Profit for the year	1,254.5	460.2	(39.9)
Total comprehensive income	1,485.1	459.1	(43.8)
Profit attributable to NCI	619.2	285.1	(24.7)
Net increase/(decrease) in cash and cash equivalents	1,626.0	334.0	(73.4)
Dividends paid	358.7	85.0	-
Non-current assets	3,620.3	3,393.1	3,581.9
Current Assets	2,671.2	972.2	591.0
Non-current liabilities	(1,055.3)	(1,108.6)	(1,275.6)
Current liabilities	(592.5)	(463.3)	(425.2)
Net assets	4,643.7	2,793.5	2,472.1
Western Platinum Proprietary Limited
Revenue	26,781.2	11,124.5	-
Profit for the year	7,239.3	763.7	-
Total comprehensive income	7,250.9	763.7	-
Profit attributable to NCI	444.4	17.0	-
Net decrease in cash and cash equivalents	6,249.4	(2,070.2)	-
Dividends paid	-	-	-
Non-current assets	5,094.3	7,749.5	-
Current Assets	14,737.2	6,832.0	-
Non-current liabilities	(20,737.6)	(22,462.3)	-
Current liabilities	(2,625.9)	(2,201.7)	-
Net assets	(3,532.0)	(10,082.6)	-

28.    Borrowings and derivative financial instrument

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

Derivative financial instrument

Up to the date of settlement, gains and losses on the derivative financial instrument were attributable to changes in various valuation inputs, including the movement in the Company share price, change in US dollar/ rand exchange rate, bond market value and credit risk spreads. Although many inputs into the valuation are observable, the valuation method separates the fair value of the derivative from the

Sibanye-Stillwater Annual Financial Report 2020	390

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

quoted fair value of the US$ Convertible Bond by adjusting certain observable inputs. These adjustments require the application of judgement and certain estimates. Changes in the relevant inputs impact the fair value gains and losses recognised.

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

Derivative financial instruments

Derivatives are initially recognised at fair value using option pricing methodologies. Any directly attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes are recognised in profit or loss.

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Borrowings

Figures in million - SA rand	Notes	2020	2019	2018
US$600 million RCF	28.1	6,977.7	5,711.9	2,726.5
R6.0 billion RCF	28.2	-	-	5,896.4
R5.5 billion RCF	28.3	-	2,500.0	-
2022 and 2025 Notes	28.4	10,135.7	9,609.8	9,808.7
US$ Convertible Bond	28.5	-	4,578.6	4,496.6
Burnstone Debt	28.6	1,263.3	1,330.4	1,145.1
Other borrowings	28.7	-	-	425.6
Franco-Nevada liability		2.1	2.0	2.0
Stillwater Convertible Debentures		3.8	3.5	3.8
Total borrowings		18,382.6	23,736.2	24,504.7
Reconciliation of the non-current and current portion of the borrowings:
Borrowings		18,382.6	23,736.2	24,504.7
Current portion of borrowings		(885.6)	(38.3)	(6,188.2)
Non-current portion of borrowings		17,497.0	23,697.9	18,316.5

The current portion of borrowings will be repaid out of operational cash flows or it will be refinanced by utilising available Group facilities.

Derivative financial instrument

Figures in million - SA rand	Note	2020	2019	2018
Reconciliation of the non-current and current portion of the derivative financial instrument:
Derivative financial instrument	28.5	-	4,144.9	408.9
Non-current portion of derivative financial instrument		-	4,144.9	408.9

Sibanye-Stillwater Annual Financial Report 2020	391

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Roll forward of borrowings in the current year were as follows:

Figures in million - SA rand	Notes	2020	2019	2018
Balance at beginning of the year		23,736.2	24,504.7	25,649.5
Borrowings acquired on acquisition of subsidiary	16.1	-	2,574.8	-
Loans raised		16,289.2	18,981.7	17,130.2
Loans repaid		(18,335.1)	(22,008.3)	(21,231.5)
US$ Convertible Bond converted into shares		(5,578.2)	-	-
Unwinding of loans recognised at amortised cost	5.2	393.2	374.4	538.3
Accrued interest (related to the 2022 and 2025 Notes, and US$ Convertible Bond)		857.7	769.9	942.5
Accrued interest paid		(866.3)	(777.7)	(907.2)
Gain on derecognition of borrowings		-	-	(179.7)
(Gain)/loss on the revised cash flow of the Burnstone Debt		(264.3)	96.6	(804.6)
Loss/(gain) on foreign exchange differences and foreign currency translation		2,150.2	(779.9)	3,367.2
Balance at end of the year		18,382.6	23,736.2	24,504.7

28.1   US$600 million RCF

On 21 May 2018, Sibanye-Stillwater cancelled and refinanced the US$350 million revolving credit facility (RCF) by drawing under the US$600 million RCF. The purpose of the facility was to refinance the US$350 million RCF, finance ongoing capital expenditure and working capital.

Terms of the US$600 million RCF
Facility:	US$600 million
Interest rate:	LIBOR
Interest rate margin:	1.85% if net debt to adjusted EBITDA is equal to or less than 2.50x
	2.00% if net debt to adjusted EBITDA is greater than 2.50x
Utilisation fee:	Where the total outstanding loans under the RCF fall within the range of the percentage of the total loan as set out below, Sibanye-Stillwater shall pay an utilisation fee equal to the percentage per annum set out opposite such percentage range.
	% of the total loans
	Less than or equal to 33⅓%	0.15%
	Greater than 33⅓% and less than or equal to 66⅔%	0.30%
	Greater than 66⅔%	0.50%

Term of facility:	Three years, subject to 2 one-year extensions at the lenders option. As at 31 December 2020, US$525 million of the facility lenders (i.e. seven of the eight lenders) have exercised the first one year extension option, and US$450 million of the facility lenders (i.e. six of the eight lenders) have exercised the second one year extension option.
Borrowers:	SGL, Stillwater, Kroondal, SRPM and WPL.
Security and/or guarantors:	The facility is unsecured and guaranteed by the Company, SGL, Stillwater, Kroondal, SRPM and WPL.

Figures in million - SA rand	2020	2019	2018
Balance at beginning of the year	5,711.9	2,726.5	-
Loans raised	7,218.1	9,067.1	5,391.6
Loans repaid	(6,802.2)	(5,826.2)	(2,744.7)
Loss on foreign exchange differences	-	6.4	73.1
Loss/(gain) on foreign exchange differences	849.9	(261.9)	6.5
Balance at end of the year	6,977.7	5,711.9	2,726.5

28.2   R6.0 billion RCF

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

Sibanye-Stillwater Annual Financial Report 2020	392

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Terms of the R6.0 billion RCF
Facility:	R6.0 billion
Interest rate:	JIBAR
Interest rate margin:	During the Covenant adjustment period, being 30 June 2017 to 31 December 2019, the margin will be based on the following net debt to adjusted EBITDA ratios:
	Net debt to adjusted EBITDA ratios	Margin %
	0.00:1 – 3.00:1	2.40%
	3.00:1 – 3.25:1	2.65%
	3.25:1 – 3.50:1	2.90%
After the covenant adjustment period the margin will return to 2.4%
Term of facility:	Three years
Borrowers:	SGL, SRPM and Kroondal
Security and/or guarantors:	The facility was unsecured and guaranteed by SGL, Stillwater, SRPM and Kroondal.

Figures in million - SA rand	2020	2019	2018
Balance at beginning of the year	-	5,896.4	5,536.4
Loans raised	-	1,150.0	360.0
Loans repaid	-	(5,046.4)	-
Inter Bank transfer	-	(2,000.0)	-
Balance at end of the year	-	-	5,896.4

28.3   R5.5 billion RCF

Sibanye-Stillwater refinanced its R6.0 billion Revolving Credit Facility (RCF), which matured on 15 November 2019, by entering into a new R5.5 billion RCF on 25 October 2019 and drawing under the new RCF on 11 November 2019. The purpose of the facility was to refinance facilities, finance ongoing capital expenditure and general corporate expenditure requirements.

Terms of the R5.5 billion RCF
Facility:	R5.5 billion
Interest rate:	JIBAR
Interest rate margin:	2.40% if net debt to adjusted EBITDA is equal to or less than 2.00x
2.60% if net debt to adjusted EBITDA is greater than 2.00x
Term of facility:	Three years, subject to two one-year extensions at the lenders option. All facility lenders have approved the first extension with the loan facility now maturing on 11 November 2023.
Borrowers:	SGL, Kroondal, SRPM and WPL.
Security and/or guarantors:	The facility is unsecured and guaranteed by the Company, SGL, Stillwater, Kroondal, SRPM and WPL.

Figures in million - SA rand	2020	2019	2018
Balance at beginning of the year	2,500.0	-	-
Loans raised	5,000.0	500.0	-
Loans repaid	(7,500.0)	-	-
Inter Bank transfer	-	2,000.0
Balance at end of the year	-	2,500.0	-

28.4    2022 and 2025 Notes

On 27 June 2017, Stillwater completed a two-tranche international corporate bond offering 6.125% Notes due on 27 June 2022 (the 2022 Notes) and 7.125% Notes due on 27 June 2025 (the 2025 Notes) (together the 2022 and 2025 Notes) with the proceeds applied towards the partial repayment of the Stillwater Bridge Facility, raised for the acquisition of Stillwater. On 19 September 2018, Sibanye-Stillwater concluded the repurchase of a portion of the 2022 and 2025 Notes issued by Stillwater. The total purchase price was approximately US$345 million (nominal value of US$349 million) and was funded from existing cash resources, including the US$500 million advance proceeds from the Streaming transaction.

Sibanye-Stillwater Annual Financial Report 2020	393

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Terms of the 2022 and 2025 Notes
Facility:	US$500 million 6.125% Senior Notes due 2022 (the 2022 Notes)
US$550 million 7.125% Senior Notes due 2025 (the 2025 Notes)
Outstanding nominal value:	2022 Notes: US$353.7 million
2025 Notes: US$346.9 million
Interest rate:	2022 Notes: 6.125%
2025 Notes: 7.125%
Term of the Notes:	2022 Notes: Five years
2025 Notes: Eight years
Issuer:	Stillwater
Guarantors:	Each of the Notes are fully and unconditionally guaranteed, jointly and severally by the Guarantors (the Company, SGL, Kroondal, SRPM and WPL). The Guarantees rank equally in right of payment to all existing and future senior debt of the Guarantors.

Figures in million - SA rand	2020	2019	2018
Balance at beginning of the year	9,609.8	9,808.7	12,597.7
Loans raised	-	-	-
Loans repaid	-	-	(5,107.4)
Accrued interest paid	(741.6)	(672.2)	(795.5)
Interest charge	763.5	664.9	836.6
Unwinding of amortised cost	58.6	47.9	196.7
Gain on derecognition of borrowings	-	-	(128.8)
Loss/(gain) on foreign exchange differences	445.4	(239.5)	2,209.4
Balance at end of the year	10,135.7	9,609.8	9,808.7

28.5   US$ Convertible Bond

The US$ Convertible Bond was launched and priced on 19 September 2017 with the proceeds applied towards the partial repayment of the Stillwater Bridge Facility, raised for the acquisition of Stillwater (the “Bonds”). On 11 September 2018, Sibanye-Stillwater concluded the repurchase of a portion of the Bonds. An aggregate principal amount of US$66 million for a total purchase price of approximately US$50 million was repurchased. Following the repurchase, the outstanding nominal value amounted to US$384 million.

On 11 September 2020 a bondholder elected to convert a US$200,000 bond into 127,967 ordinary shares of the Company. On 18 September 2020, SGL issued notice to exercise its rights to redeem all the Bonds in full on 19 October 2020 (Optional Redemption Notice). Following the issue of the Optional Redemption Notice and subject to the conditions of the Bonds, bondholders could still exercise their conversion rights by delivering a conversion notice. Following receipt of the conversion notices, SGL could elect to settle the Bonds in shares of the Company or in cash to the value of the shares, subject to the conditions of the Bonds. Conversion notices were received for Bonds with a nominal value of US$383 million and all converted bonds were settled through the issue of 247,912,467 ordinary shares in the Company. No conversion notices were received for Bonds to the value of $0.8 million and these were redeemed for cash at nominal value, including unpaid accrued interest.

Upon implementation of the Scheme on 24 February 2020, SGL became a subsidiary of the Company, which in turn became the new holding company of the Group (refer note 26). Consequently, even though SGL was the Bond issuer, the converted Bonds were settled in shares of the Company.

The Bonds consisted of two components under IFRS. The conversion option component was recognised as a derivative financial liability measured at fair value through profit or loss. The bond component was recognised as a financial liability measured at amortised cost using the effective interest method. Both financial liabilities were extinguished upon settlement of the Bonds. Before derecognition, interest was accrued up to the settlement date on the amortised cost component based on the original effective interest rate.

The loss on settlement was attributed to the derivative component and measured as the difference between the fair value of the Sibanye-Stillwater shares issued on the respective settlement dates, the carrying amount of the amortised cost component immediately before settlement and the carrying amount of the derivative component. Sibanye-Stillwater shares issued on settlement of the Bonds were measured at the fair value on the dates of issue to the bondholders by applying a volume weighted average price (VWAP) on the day.

Sibanye-Stillwater Annual Financial Report 2020	394

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Terms of the US$ Convertible Bond
Issue size:	US$450 million
Outstanding nominal value:	US$nil
Coupon:	1.875%
Maturity date:	Original maturity date: 26 September 2023 (six years), early redemption finalised: 19 October 2020
Conversion premium:	35%
Reference share price:	US$1.2281, being the volume weighted average price of a share on the JSE from launch to pricing on 19 September 2017, converted at a fixed exchange rate.
Initial conversion price:	US$1.6580
Issuer:	SGL
Guarantors:	The Company, Stillwater and Kroondal

The table below sets out the details relating to the settlement of the Bonds:

2020
Number of shares issued (’thousands)	248,040.0
Number of bonds settled	1,916.0
Fair value of Company shares issued (’millions)	12,573.2
Range of VWAPs on settlement (ZAR)	46.5 - 51.5
Cash redemption amount (’millions)	13.2
Derivative element settlement value (’millions)	6,995.0
Bond element settlement value (’millions)	5,578.2

The tables below illustrate the movement in the amortised cost element and the derivative element respectively:

Convertible bond at amortised cost

Figures in million - SA rand	2020	2019	2018
Balance at beginning of the year	4,578.6	4,496.6	4,357.1
Loans repaid[1]	(13.2)	-	(745.2)
Loans converted into shares[2]	(5,578.2)	-	-
Accrued interest paid	(124.7)	(105.5)	(111.7)
Interest charge	94.2	105.0	105.9
Unwinding of amortised cost	186.8	196.8	185.8
Gain on derecognition of borrowings	-	-	(50.9)
Loss/(gain) on foreign exchange differences	856.5	(114.3)	755.6
Balance at end of the year	-	4,578.6	4,496.6
[1]	The amount for the year ended 31 December 2020 relates to the redemption of Bonds for which no conversion notice was received. The amount for the year ended 31 December 2018 relates to the repurchase of a portion of the Bonds
[2]	Calculated as the amortised cost on the date of settlement

Derivative financial instrument at fair value

Figures in million - SA rand	Note	2020	2019	2018
Balance at beginning of the year		4,144.9	408.9	1,093.5
Loss/(gain) on financial instruments[1]	7	70.2	3,911.5	(678.1)
Settlement of derivative financial instrument		(6,995.0)	-	-
Loss on settlement of US$ Convertible Bond[2]		1,506.7	-	-
Gain on derecognition of derivative financial instrument		-	-	(50.3)
Loss/(gain) on foreign exchange differences		1,273.2	(175.5)	43.8
Balance at end of the year		-	4,144.9	408.9
[1]	The loss/(gain) on the financial instrument is attributable to changes in various valuation inputs, including in the movement in the Company’s share price, change in USD/ZAR exchange rate, bond market value and credit risk spreads
[2]	Relates to the difference between the fair value of the Company shares issued on date of settlement, carrying value of the derivative liability before settlement and the carrying value of the amortised cost element on date of settlement

28.6   Burnstone Debt

Sibanye Gold Eastern Operations (SGEO) has bank debt of US$178.1 million (R1,883.9 million) (the Burnstone Debt) outstanding as part of the net assets acquired on 1 July 2014.

Terms of the Burnstone Debt

Facility:	A1: US$0.2 million
A2: US$7.8 million

Sibanye-Stillwater Annual Financial Report 2020	395

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

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
A3 and A4: On settlement of A2, 90% of Burnstone’s free cash flow will be used to repay the Wits Gold Loan and the balance of 10% to repay the Burnstone Debt. On settlement of the Wits Gold Loan and interest, 30% of Burnstone’s free cash flow will be used to repay the Burnstone Debt and the balance will be distributed to Wits Gold.
The Bank Lenders will continue to participate in 10% of Burnstone’s free cash flow after the Burnstone Debt has been repaid in full to a maximum amount of US$63.0 million under a revenue participation agreement.
Security:	The Burnstone Debt is fully secured against the assets of Burnstone (of R2.0 billion) and there is no recourse to the Group. The security package includes a cession over the bank accounts, insurance policies’ proceeds, special and general notarial bonds over movable assets and mortgage bonds over property.

The Burnstone Debt facilities of US$178.1 million (R1,883.9 million) were initially recognised at the acquisition fair value using level 3 assumptions, being R1,007.6 million, in terms of IFRS 13. The expected free cash flows to repay the loan as detailed above were based on the estimates and assumptions to determine the fair value at acquisition:

•	A US$ swap forward curve adjusted with the 4% interest rate margin above;
•	The annual life of mine plan that takes into account the following:

- Proved and probable ore reserves of Burnstone;

- Cash flows are based on the life-of-mine plan of 20 years; and

- Capital expenditure estimates over the life-of-mine plan.

Figures in million - SA rand	Note	2020	2019	2018
Balance at beginning of the year		1,330.4	1,145.1	1,537.5
Accrued interest and unwinding of amortised cost		147.8	120.1	152.9
(Gain)/loss on revised estimated cash flows[1]	7	(264.3)	96.6	(804.6)
Loss/(gain) on foreign exchange differences		49.4	(31.4)	259.3
Balance at end of the year		1,263.3	1,330.4	1,145.1

1 At 31 December 2020, the expected free cash flows expected to repay the loan as detailed above were revised as a result of revised cash flows over the life of mine plan due to:

•	Revised forecast costs and capital expenditure; and
•	Revised long term gold prices 2020: R733,037/kg (2019: R686,225/kg and 2018: R585,500/kg) and exchange rates 2020: R16.00/US$ (2019: R14.00/US$ and 2018: R14.00/US$) based on a LOM of 20 years. A2 is discounted using a 5.8% discount rate and A3 and A4 is discounted at 9.5%

28.7   Other borrowings

Short-term credit facilities

Sibanye-Stillwater has uncommitted loan facilities with various banks to fund capital expenditure and working capital requirements at its operations. These facilities have no fixed terms, are short-term in nature and interest rates are market related.

Figures in million - SA rand	2020	2019	2018
Balance at beginning of the year	-	425.6	478.7
Loans raised	4,071.1	8,264.6	10,798.6
Loans repaid	(4,019.7)	(11,135.7)	(10,854.6)
Unwinding of amortised cost	-	9.6	2.9
Borrowings acquired on acquisition of subsidiary	-	2,574.8	-
Other	-	1.3	-
Gain on foreign exchange differences	(51.4)	(140.2)	-
Balance at end of the year	-	-	425.6

Sibanye-Stillwater Annual Financial Report 2020	396

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

28.8   Fair value of financial instruments and risk management

Fair value of borrowings

The fair value of variable interest rate borrowings approximates its carrying amounts as the interest rates charged are considered marked related. Fair value of fixed interest rate borrowings was determined through reference to ruling market prices and interest rates.

The table below shows the fair value and carrying amount of borrowings where the carrying amount does not approximate fair value:

	Carrying value	Fair value
Figures in million - SA rand		Level 1	Level 2	Level 3
31 December 2020
2022 and 2025 Notes[1]	10,135.7	10,637.0	-	-
Burnstone Debt[2]	1,263.3	-	-	2,075.3
Total	11,399.0	10,637.0	-	2,075.3
31 December 2019
2022 and 2025 Notes[1]	9,609.8	10,138.4	-	-
US$ Convertible Bond[3]	4,578.6	-	4,724.5	-
Burnstone Debt[2]	1,330.4	-	-	1,441.0
Total	15,518.8	10,138.4	4,724.5	1,441.0
31 December 2018
2022 and 2025 Notes[1]	9,808.7	9,312.0	-	-
US$ Convertible Bond[3]	4,496.6	-	3,736.1	-
Burnstone Debt[2]	1,145.1	-	-	1,075.6
Total	15,450.4	9,312.0	3,736.1	1,075.6

1 The fair value is based on the quoted market prices of the notes

2 The fair value of the Burnstone Debt has been derived from discounted cash flow models. These models use several key assumptions, including estimates of future sales volumes, gold prices, operating costs, capital expenditure and discount rate. The fair value estimate is sensitive to changes in the key assumptions, for example, increases in the market related discount rate would decrease the fair value if all other inputs remain unchanged. The extent of the fair value changes would depend on how inputs change in relation to each other

3 The fair value of the amortised cost component of the US$ Convertible Bond is based on the quoted price of the instrument after separating the fair value of the derivative component

Sibanye-Stillwater Annual Financial Report 2020	397

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Liquidity risk

The following are contractually due, undiscounted cash flows resulting from maturities of financial liabilities including interest payments:

Figures in million - SA rand	Total	Within one year	Between one and five years	After five years
31 December 2020
Other payables	5,088.8	2,307.5	2,723.3	58.0
Trade and other payables	8,523.8	8,523.8	-	-
Borrowings
- Capital
US$600 million RCF	6,977.7	872.6	6,105.1	-
2022 and 2025 Notes	10,291.9	-	10,291.9	-
Burnstone Debt	114.3	-	11.7	102.6
Franco-Nevada liability	2.1	2.1	-	-
Stillwater Convertible Debentures	3.8	3.8	-	-
- Interest	6,680.6	809.5	1,563.5	4,307.6
Total	37,683.0	12,519.3	20,695.5	4,468.2
31 December 2019
Other payables	3,808.6	775.4	2,918.6	114.6
Trade and other payables	7,739.5	7,739.5	-	-
Borrowings
- Capital
US$600 million RCF	5,711.9	-	5,711.9	-
R6.0 billion RCF	2,500.0	-	2,500.0	-
2022 and 2025 Notes	9,808.4	-	4,951.8	4,856.6
US$ Convertible Bond	5,376.0	-	5,376.0	-
Burnstone Debt	109.0	-	109.0	-
Franco-Nevada liability	2.0	2.0	-	-
Stillwater Convertible Debentures	3.5	3.5	-	-
- Interest	7,820.8	1,184.2	2,698.3	3,938.3
Total	42,879.7	9,704.6	24,265.6	8,909.5
31 December 2018
Other payables	3,386.8	293.3	1,968.9	1,124.6
Trade and other payables	5,159.9	5,159.9	-	-
Borrowings
- Capital
US$600 million RCF	2,726.5	-	2,726.5	-
R6.0 billion RCF	5,896.4	5,896.4	-	-
2022 and 2025 Notes	10,053.6	-	5,075.6	4,978.0
US$ Convertible Bond	5,510.4	-	5,510.4	-
Burnstone Debt	2,552.9	-	-	2,552.9
Franco-Nevada liability	2.0	2.0	-	-
Stillwater Convertible Debentures	3.8	3.8	-	-
Other borrowings	252.3	252.3	-	-
- Interest	9,386.9	1,543.8	3,568.6	4,274.5
Total	44,931.5	13,151.5	18,850.0	12,930.0

Market risk

Foreign currency sensitivity

Certain of the Group’s US dollar borrowing facilities have been drawn down by companies with SA rand as their functional currency, therefore some of the Group’s borrowings are sensitive to changes in the rand/US dollar exchange rate. The Group is also exposed to foreign currency risk on intercompany loans denominated in foreign currencies to the extent that foreign exchange differences are recognised in profit or loss. A one percentage point change in the SA rand closing exchange rate of R14.69/US$ (2019: R14.00/US$ and 2018: R14.35/US$) would have changed the profit for the year by R147.9 million (2019: R102.2 million and 2018: R38.7 million).

Interest rate sensitivity

As at 31 December 2020, the Group’s total borrowings amounted to R18,382.6 million (2019: R23,736.2 million and 2018: R24,504.7 million). The Group generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances.

The portion of Sibanye-Stillwater’s interest-bearing borrowings at period end that is exposed to interest rate fluctuations is R18,376.7 million (2019: R23,730.7 million and 2018: R24,498.9 million). This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period.

At 31 December 2020, of the total borrowings, Rnil (2019: R2,500.0 million and 2018: R6,322.0 million) is exposed to changes in the JIBAR rate and R8,241.0 million (2019: R7,042.3 million and 2018: R3,871.6 million) is exposed to changes in the LIBOR rate.

Sibanye-Stillwater Annual Financial Report 2020	398

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

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

Interest rate sensitivity analysis

	Change in interest expenses for a change in interest rate[1]
Figures in million - SA rand	(1.5)%	(1.0)%	(0.5)%	0.5%	1.0%	1.5%
31 December 2020
- JIBAR	-	-	-	-	-	-
- LIBOR	122.4	81.6	40.8	(40.8)	(81.6)	(122.4)
Change in finance expense	122.4	81.6	40.8	(40.8)	(81.6)	(122.4)
31 December 2019
- JIBAR	37.5	25.0	12.5	(12.5)	(25.0)	(37.5)
- LIBOR	105.6	70.4	35.2	(35.2)	(70.4)	(105.6)
Change in finance expense	143.1	95.4	47.7	(47.7)	(95.4)	(143.1)
31 December 2018
- JIBAR	88.5	59.0	29.5	(29.5)	(59.0)	(88.5)
- LIBOR	79.2	52.8	26.4	(26.4)	(52.8)	(79.2)
Change in finance expense	167.7	111.8	55.9	(55.9)	(111.8)	(167.7)

1 Interest rate sensitivity analysis is performed on the borrowings balance at 31 December

The exposure to interest rate changes and the contractual repricing dates

The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the reporting dates is as follows:

Figures in million - SA rand	2020	2019	2018
Floating rate with exposure to change in JIBAR	-	2,500.0	6,322.0
Floating rate with exposure to change in LIBOR	8,157.5	7,042.3	3,871.6
Non-current borrowings exposed to interest rate changes	8,157.5	9,542.3	10,193.6

The Group has the following undrawn borrowing facilities:
Committed	7,336.3	5,688.0	5,987.1
Uncommitted	2,459.7	1,050.0	757.7
Total undrawn facilities	9,796.0	6,738.0	6,744.8

All of the above facilities have floating rates. The undrawn committed facilities have the following expiry dates:
- within one year	229.2	-	103.6
- later than one year and not later than two years	229.2	672.0	-
- later than two years and not later than three years	6,877.9	5,016.0	5,883.5
Total undrawn committed facilities	7,336.3	5,688.0	5,987.1

28.9   Capital management

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

The Group monitors capital using the ratio of net (cash)/debt to adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA), but does not set absolute limits for this ratio.

Figures in million - SA rand	2020	2019	2018
Borrowings[1]	17,119.3	26,550.7	23,768.5
Cash and cash equivalents[2]	20,205.9	5,586.3	2,499.4
Net (cash)/debt[3]	(3,086.6)	20,964.4	21,269.1
Adjusted EBITDA[4]	49,384.9	14,956.0	8,369.4
Net (cash)/debt to adjusted EBITDA (ratio)[5]	(0.1)	1.4	2.5

1 Borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings, therefore, exclude the Burnstone Debt and include the derivative financial instrument up to the settlement of the US$ Convertible Bond

2 Cash and cash equivalents exclude cash of Burnstone

3 Net (cash)/debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt and include the derivative financial instrument up to the settlement of the US$ Convertible Bond. Net (cash)/debt excludes cash of Burnstone

4 The adjusted EBITDA calculation is based on the definitions included in the facility agreements for compliance with the debt covenant formula, except for impact of new accounting standards and acquisitions, where the facility agreements allow the results from the acquired operations to be annualised. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity

Sibanye-Stillwater Annual Financial Report 2020	399

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

5 Net (cash)/debt to adjusted EBITDA ratio is defined as net (cash)/debt as of the end of a reporting period divided by adjusted EBITDA of the 12 months ended on the same reporting date. Non-IFRS measure such as net (cash)/debt to adjusted EBITDA is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only, and because of its nature, net (cash)/ debt to adjusted EBITDA should not be considered as a representation of financial performance under IFRS

Reconciliation of profit/(loss) before royalties, carbon tax and tax to adjusted EBITDA:

Figures in million - SA rand	2020	2019	2018
Profit/(loss) before royalties, carbon tax and tax	37,250.0	(856.3)	(1,224.3)
Adjusted for:
Amortisation and depreciation	7,592.4	7,214.1	6,613.8
Interest income	(1,065.4)	(560.4)	(482.1)
Finance expense	3,151.8	3,302.5	3,134.7
Share-based payments	512.4	363.3	299.4
Loss/(gain) on financial instruments	2,450.3	6,015.1	(1,704.1)
Loss/(gain) on foreign exchange differences	255.0	(325.5)	(1,169.1)
Share of results of equity-accounted investees after tax	(1,699.8)	(721.0)	(344.2)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	(464.1)	88.9	(66.6)
Gain on disposal of property, plant and equipment	(98.8)	(76.6)	(60.2)
(Reversal of impairments)/impairments	(121.4)	86.0	3,041.4
Gain on derecognition of borrowing and derivative financial instrument	-	-	(230.0)
Gain on acquisition	-	(1,103.0)	-
Loss on BTT early settlement	186.2	-	-
Restructuring costs	436.2	1,252.4	142.8
Transaction costs	138.6	447.8	402.5
Loss on settlement of US$ Convertible Bond	1,506.7	-	-
Loss due to dilution of interest in joint operation	30.2	-	-
Income on settlement of dispute	(580.0)	-	-
IFRS 16 lease payments	(147.7)	(131.7)	-
Occupational healthcare expense	52.3	(39.6)	15.4
Adjusted EBITDA	49,384.9	14,956.0	8,369.4

29.    Lease liabilities

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
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
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
In addition, certain variable lease payments are not permitted to be recognised as lease liabilities and are expensed as incurred.

Figures in million - SA rand	Notes	2020	2019	2018
Balance at beginning of the year		382.8	-	-
Impact of adopting IFRS 16 on 1 January 2019		-	302.0	-
New leases and modifications		65.8	51.5	-
Lease liabilities on acquisition of subsidiaries	16.1	-	133.3	-
Repayment of lease liabilities		(147.7)	(131.7)	-
Interest charge	5.2	33.9	33.9	-
Re-classification and other		(8.8)	(5.7)	-
Foreign currency translation		0.8	(0.5)	-
Balance at end of the year		326.8	382.8	-
Current portion of lease liabilities		(103.6)	(110.0)	-
Non-current lease liabilities		223.2	272.8	-

Sibanye-Stillwater Annual Financial Report 2020	400

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Lease payments not recognised as a liability but expensed during the year

Figures in million - SA rand	2020	2019
Short-term leases	17.1	8.6
Leases of low value assets	83.2	34.4
Variable lease payments	10.8	6.5
Total	111.1	49.5

Maturity Analysis

The lease liabilities are secured by the related underlying assets. The undiscounted maturity analysis of lease liabilities at 31 December is as follows:

Figures in million - SA rand	Total	Within one year	Between one and five years	After five years
Contractual undiscounted cash flows - 2020	391.0	131.0	244.6	15.4
Contractual undiscounted cash flows - 2019	474.9	140.0	297.8	37.1

30.    Environmental rehabilitation obligation and other provisions

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
The provision is calculated using the following assumptions:

	Inflation rate	Discount rate	LOM
2020
SA gold operations	6%	3.99% - 10.86%	1 – 21 years
SA PGM operations	6%	3.99% - 10.80%	1 – 32 years
US PGM operations	2%	1.45% - 1.65%	24 – 38 years
2019
SA gold operations	6%	6.69% - 9.99%	1 – 19 years
SA PGM operations	6%	6.69% - 10.09%	1 – 31 years
US PGM operations	2%	2.32% - 2.39%	25 – 37 years
2018
SA gold operations	6%	6.27% - 9.73%	1 – 19 years
SA PGM operations	6%	6.27% - 9.81%	1 – 28 years
US PGM operations	2%	2.87% - 3.02%	26 – 38 years
Accounting policy
Provisions are recognised when the Group has a present obligation, legal or constructive, resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
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

Sibanye-Stillwater Annual Financial Report 2020	401

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Figures in million - SA rand	Notes	2020	2019	2018
Balance at beginning of the year		8,714.8	6,294.2	4,678.7
Interest charge	5.2	683.8	578.7	398.8
Utilisation of environmental rehabilitation obligation[1]		(97.2)	(34.9)	(32.3)
Change in estimates charged to profit or loss[2]		(374.6)	88.9	(90.4)
Change in estimates capitalised[2]		(317.6)	105.1	618.8
Environmental rehabilitation obligation on acquisition of subsidiaries	16	-	1,696.9	672.7
Foreign currency translation		24.6	(14.1)	47.9
Balance at end of the year		8,633.8	8,714.8	6,294.2
Environmental rehabilitation obligation and other provisions consists of:
Environmental rehabilitation obligation		8,516.6	8,597.6	6,176.2
Other provisions		117.2	117.2	118.0
Environmental rehabilitation obligation and other provisions		8,633.8	8,714.8	6,294.2

1 The cost of ongoing current programmes to prevent and control environmental disturbances, including reclamation activities, is charged to cost of sales as incurred

2 Changes in estimates result from changes in reserves and corresponding changes in life of mine, changes in discount rates, changes in closure cost estimates and changes in laws and regulations governing environmental matters

The Group’s mining operations are required by law to undertake rehabilitation works as part of their ongoing operations. The Group makes contributions into environmental rehabilitation obligation funds (refer note 21) and holds guarantees to fund the estimated costs.

Post closure water management liability

The Group continues to monitor the potential risk of long-term Acid Mine Drainage (AMD) and other groundwater pollution challenges also experienced by peer mining groups. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines, rock dumps, tailings facilities and pits on surface. As yet, the Group has not been able to reliably determine the financial impact that AMD and groundwater pollution may have on the Group, nor the timing of possible outflow. The potential for AMD generation and other groundwater impacts how, where and if they will manifest and the associated environmental / closure liability will be determined as part of the Group’s quantification of any post-closure latent and residual environmental impacts using a robust and defendable risk assessment process – this will be a requirement in the proposed amended Financial Provisioning (FP) Regulations that comes into effect in June 2021. As per the recent closure process undertaken at our Cooke Operations, detailed studies to understand the hydrology and hydrogeology were undertaken, including the modelling of worst-case scenarios assuming waste on surface cannot be removed. These studies further included the modeling of the mined out void, re-watering rate and natural groundwater flow in the dolomite aquifer overlaying the mined-out area, including the relationship with adjacent mining areas and surface water resources to understand cumulative impacts. The conclusions from the studies were used to inform a risk assessment and closure strategy to reliably predict water quality impacts as part of long term sustainable closure solution. In addition, in the December 2020 closure liability assessments, the Group makes financial provision of R795.8 million (undiscounted) for what it specifically termed “Post Closure Aspects” – this includes but is not limited to amongst others, post-closure water management aspects such as initial and post-decant surface and groundwater monitoring, wetlands, biomonitoring and aquatics monitoring and care-and-maintenance monitoring.

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

31.    Occupational healthcare obligation

Significant accounting judgements and estimates
The Group recognises management’s best estimates to settle any occupational healthcare claims against the Group’s operations. The ultimate outcome of the number, timing and amount of successful claims to be paid out remains uncertain. The provision is consequently subject to adjustment in the future and actual costs incurred in future periods could differ materially from the estimates.
Estimates that were used in the assessment include value of benefits per claimant, disease progression rates, required contributions, timing of payments, tracing pattern, period discount rates, period inflation rates and a 60% take-up rate. These estimates were informed by a professional opinion. Management discounted the possible cash outflows using a discount rate of 6.65% (2019: 8.25% and 2018: 8.83%).
In assessing whether the Group has control, joint control or significant influence over the trust that administers the claim settlement process (refer below), judgement was applied in determining whether voting rights are relevant to determine power over the key activities of the trust, as well as analysing the influence of the various parties. No control, joint control or significant influence was identified, however should any key considerations change in future periods, these conclusions will be reassessed.
Accounting policy
Provisions are recognised when the Group has a present obligation, legal or constructive resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Sibanye-Stillwater Annual Financial Report 2020	402

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

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

On 3 May 2018, the Occupational Lung Disease Working Group (the Working Group), including Sibanye-Stillwater, agreed to an approximately R5 billion class action settlement with the claimants (Settlement Agreement).

On 26 July 2019 the Gauteng High Court in Johannesburg approved the R5 billion Settlement Agreement in the silicosis class action suit. This Settlement Agreement provides compensation to all eligible workers suffering from silicosis and/or tuberculosis who worked in the Occupational Lung Disease Working Group companies’ mines from 12 March 1965 to the date of the Settlement Agreement.

The Settlement Agreement required the formation of the Tshiamiso Trust (the Trust) to administer the claim settlement process, which includes tracing claimants, assessing and processing submitted claims and paying benefits to eligible claimants. The Trust will be funded by the participants to the Working Group through contributions determined in accordance with the Settlement Agreement. In addition, a special purpose vehicle was created with the objective of performing certain functions on behalf of the Working Group as set out in the deed of the Trust and Settlement Agreement. The special purpose vehicle and Trust are not controlled by the Group.

On 19 December 2019 Sibanye-Stillwater provided a guarantee for an amount not exceeding R1,372 million in respect of administration contributions, initial benefit contributions and benefit contributions to the Trust as required by the trust deed.

Sibanye-Stillwater currently has provided R1,194.6 million for its share of the settlement cost. The provision is consequently subject to adjustment in the future based on the number of eligible workers and changes in other assumptions.

Figures in million - SA rand	Notes	2020	2019	2018
Balance at beginning of the year		1,282.1	1,274.1	1,153.3
Interest charge	5.2	96.3	115.5	105.4
Change in estimate recognised in profit or loss		52.3	(39.6)	15.4
Payments made	34	(236.1)	(67.9)	-
Balance at the end of the year		1,194.6	1,282.1	1,274.1
Reconciliation of the non-current and current portion of the occupational healthcare obligation:
Occupational healthcare obligation		1,194.6	1,282.1	1,274.1
Current portion of occupational healthcare obligation		(156.9)	(148.7)	(109.9)
Non-current portion of occupational healthcare obligation		1,037.7	1,133.4	1,164.2

DRDGOLD is not a party to the Working Group’s mediated settlement agreement and DRDGOLD maintains the view that it is too early to consider settlement of the matter, mainly for the following reasons:

•	the applicants have as yet not issued and served a summons (claim) in the matter to DRDGOLD;

•	there is no indication of the number of potential claimants that may join the class action against the DRDGOLD respondents; and

•	many principles upon which legal responsibility may be founded, are required to be substantially developed by the trial court (and possibly subsequent courts of appeal) to establish liability on the bases alleged by the applicants.

In light of the above there is inadequate information for DRDGOLD to determine if a sufficient legal and factual basis exists to establish liability, and to quantify such potential liability.

32.	Deferred revenue

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

Sibanye-Stillwater Annual Financial Report 2020	403

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Inputs to the model to unwind the Wheaton International advance received to revenue

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

Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognised as revenue. Key inputs into the model are:

Key input	Estimate at year end	Further information
Estimated financing rate over life of arrangement	4.6% - 5.2%	Refer note 5.2
Remaining life of stream	88 years

The starting point for the life of the stream is the approved life of mine for the US PGM operations. However, as IFRS 15 requires the constraint on revenue recognition to be considered, it is more prudent to include a portion of resources in the life of stream for the purposes of revenue recognition. This will reduce the chance of having a significant decrease in revenue recognised in the future, when the life of mine is updated to include a conversion of resources to reserves.

As such, Sibanye-Stillwater management have determined that is it appropriate to include 50% of inferred resources.

Palladium entitlement percentage	4.5%	The palladium entitlement percentage will be either 4.5%, 2.25% or 1% over the life of the mine, depending on whether or not the advance has been fully reduced, and a certain number of contractual ounces have been delivered (375,000 ounces for the first trigger drop down to 2.25% and 550,000 ounces for the second trigger drop down rate to 1%).
Monthly cash percentage	18%	The monthly cash payment to be received is 18%, 16%, 14% or 10% of the market price of the metal credit delivery to Wheaton International while the advance is not fully reduced. After the advance has been fully reduced, the cash percentage is 22%, 20%, 18% or 14%. The percentage applicable depends on the investment grade of the Group and its leverage ratio. As long as Sibanye-Stillwater’s current investment grade conditions as stipulated in the contract have been satisfied, the monthly cash percentage decreases if the Group’s leverage ratio increases above 3.5:1. The balance of the ounces in the monthly delivery (i.e. 100%-18%= 82%) is then used to determine the utilisation of the deferred revenue balance.
Commodity prices	Five day simple average calculated the day before delivery	The value of each metal credit delivery is determined in terms of the contract.

Any changes to the above key inputs could significantly change the quantum of the cumulative revenue amount recognised in profit or loss.

Any changes in the life of mine are accounted for prospectively as a cumulative catch-up in the year that the life of mine estimate above changes, or the inclusion of resources changes.

Inputs to the model to unwind the BTT advance received to revenue

The advance received was recognised on the statement of financial position as deferred revenue. Before the early settlement of the BTT project (refer below), the deferred revenue was recognised as revenue in profit or loss based on the metal ounces/credits in relation to the expected total amount of metal credits to be delivered over the term of the arrangement.

Each period, up to the early settlement of the BTT project, management estimated the cumulative amount of the deferred revenue obligation that had been satisfied and, therefore, recognised as revenue. Key inputs into the model before settlement were:

		Further information
Estimated financing rate over life of arrangement	11.5%	Refer note 5.2
Remaining life of stream	6 years	The life of the stream was determined by the reserves of the Marikana Easterns’ Tailings Dam no.1.
6E PGM entitlement percentage	23%	The 6E PGM entitlement percentage ranged from 23% to 38% based on a weighted 6E PGM basket price that was determined monthly.
Monthly cash percentage	20%	The monthly cash payment received was a percentage of the 6E PGM weighted basket price, ranging from 16% to 20%, and was based on a weighted 6E PGM basket price that is determined monthly. This cash payment was capped at a minimum of $106 per ounce and a maximum of $280 per ounce.

Sibanye-Stillwater Annual Financial Report 2020	404

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Commodity prices	Average monthly basket price	The monthly basket price for any calendar month was calculated by dividing the sum of the monthly average value of weighted 6E PGM basket by the total number of ounces for such calendar month.

Since the BTT project was early settled (refer below), there are no remaining significant accounting judgements or estimates at 31 December 2020 relating to this stream.

Accounting policy

Consideration received in advance is recognised as a contract liability (deferred revenue) under IFRS 15 as control has not yet transferred.

Where a significant financing component is identified as a result of the difference in the timing of advance consideration received and when control of the metal promised transfers, interest expenses on the deferred revenue balance is recognised in finance costs.

Where a contract has a period of a year or less between receiving advance consideration and when control of the metal promised transfers, the group may elect on a contract-by-contract basis to apply the IFRS 15 practical expedient not to adjust for the effects of a significant financing component.

Wheaton Stream

In July 2018, the Group entered into a gold and palladium supply arrangement in exchange for an upfront advance payment of US$500 million (Wheaton Stream). The arrangement has been accounted for as a contract in the scope of IFRS 15 whereby the advance payment has been recorded as deferred revenue. The revenue from the advance payment is recognised as the gold and palladium is allocated to the appropriate Wheaton International account. An interest cost, representing the significant financing component of the upfront deposit on the deferred revenue balance, is also recognised as part of finance costs. This finance cost increases the deferred revenue balance, ultimately resulting in revenue when the deferred revenue is recognised over the life of mine.

Forward gold sale – April 2019

On 11 April 2019, the Group concluded a forward gold sale arrangement whereby the Group received a cash prepayment of US$125 million (approximately R1.75 billion) in exchange for four fortnightly deliveries of 26,476 ounces of gold (totaling 105,906 ounces or 3,294 kilograms) between 1 October 2019 and 15 November 2019. The revenue from the prepayment was recognised in four equal parts on delivery of the gold. The gold price delivered under the prepayment was hedged with a cap price of $1,323 per ounce and a floor price of $1,200 per ounce. The Group received, and recognised, the difference between the floor price and the spot price (subject to a maximum of the cap price) on delivery of the gold.

Forward gold sale – October 2019

On 21 October 2019, the Group concluded a forward gold sale arrangement whereby the Group received a cash prepayment of R1.1 billion in exchange for future delivery of 8,482 ounces (263.8 kilograms) of gold every two weeks from 10 July 2020 to 16 October 2020 subject to an initial reference price of R17,371 per ounce comprising 80% of the prevailing price on execution date. The initial forward sale was unhedged and the Group would have received (or paid) the difference between the spot price and the prepayment price of R17,371/oz. On 6 July 2020, before the first delivery date, the Group agreed revised terms in which the ounces to be delivered every two weeks were reduced from 8,482 ounces (263.8 kilograms) to 6,523.2 ounces (202.9 kilograms), totaling 52,185.2 ounces (1,623.1 kilograms). In addition, a floor of R27,700/oz and a cap of R33,386/oz was introduced. The final delivery was made on 15 October 2020.

BTT stream and WPL forward platinum sale

During 2016 Lonmin secured funding of US$50 million to build the BTT plant, through a finance metal streaming arrangement receivable in instalments. The US$50 million was accounted for as deferred revenue as it would be repaid by way of discounted value of PGM metal sales. Contractual deliveries were at a discounted price and the value of the discount over and above the US$50 million upfront payment was prorated over the project lifetime and charged to the consolidated income statement as a finance expense. The plant was commissioned during February 2018. The Group determined the fair value of the BTT deferred revenue to be R628 million at acquisition and R607 million at 31 December 2019.

On 24 January 2020, Western Platinum Proprietary Limited (WPL), Eastern Platinum Limited and Lonmin (collectively the “Purchasers”), subsidiaries of Sibanye-Stillwater, entered into a Release and Cancellation Agreement (“the Release Agreement”) with RFW Lonmin Investments Limited (“the Seller”) in respect of the BTT. The Release Agreement sets out the terms and conditions upon which the Purchasers have purchased the Seller’s entire interest in the metals purchase agreement for an amount of US$50 million to be settled in cash. The BTT transaction was implemented and the liability settled on 6 March 2020. WPL concluded a forward platinum sale arrangement on 3 March 2020 to fund the settlement of the BTT liability. WPL received a cash prepayment of US$50 million (R771 million) in exchange for the future delivery of 72,886 ounces of platinum on set dates between June and December 2020. The platinum price delivered under the prepayment was hedged with a cap price of US$1,050 per ounce and a floor price of US$700 per ounce. The Group received, and recognised, the difference between the floor price and the monthly average price (subject to a maximum of the cap price) on delivery of the platinum. The final delivery under the forward platinum sale arrangement was made on 7 December 2020.

Sibanye-Stillwater Annual Financial Report 2020	405

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

The following table summarises the changes in deferred revenue:

Figures in million - SA rand	Note	2020	2019	2018
Balance at beginning of the year		8,167.1	6,555.4	-
Deferred revenue advance received[1]		770.6	2,859.3	6,555.4
BTT early settlement payment		(787.1)	-	-
Deferred revenue recognised during the period[2]		(2,256.4)	(2,227.5)	(160.3)
Interest charge	5.2	349.2	352.3	160.3
Loss on BTT early settlement		186.2	-	-
Deferred revenue recognised on acquisition of subsidiary		-	627.6	-
Balance at the end of the year		6,429.6	8,167.1	6,555.4
Reconciliation of the non-current and current portion of the deferred revenue:
Deferred revenue		6,429.6	8,167.1	6,555.4
Current portion of deferred revenue		(66.9)	(1,270.6)	(30.1)
Non-current portion of deferred revenue		6,362.7	6,896.5	6,525.3

[1]	The R770.6 million received relates to the WPL forward platinum sale arrangement entered into on 3 March 2020

[2]	Revenue recognised during the year ended 31 December 2020 relates to R785.1 million recognised in respect of the WPL forward platinum sale arrangement entered into on 3 March 2020 (2019: Nil), R1,108.0 million in respect of the October 2019 forward gold sale arrangement (2019: R1,751.4 million in respect of the April 2019 forward gold sale arrangement) and R344.5 million relating to the Wheaton Stream (2019: R414.0 million, 2018: R160.3 million). Included in revenue recognised for the year ended 31 December 2020, is R18.8 million (2019: R62.1 million) in respect of the BTT

33.	Trade and other payables

Accounting policy
Trade and other payables, excluding payroll creditors and leave pay accruals are non-derivative financial liabilities categorised as other financial liabilities. Trade and other payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.
Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. Liabilities arising in respect of wages and salaries, annual leave and other benefits due to be settled within 12 months of the reporting date are measured at rates which are expected to be paid when the liability is settled. Termination benefits are expensed and an accrual raised at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognises costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, they are discounted.
All other employee entitlement liabilities are measured at the present value of estimated payments to be made in respect of services rendered up to reporting date.

Figures in million - SA rand	2020	2019	2018
Trade creditors	4,325.1	3,208.0	2,200.0
Accruals and other creditors	4,166.2	3,195.6	2,952.7
Other	32.5	1,335.9	7.2
Financial liabilities	8,523.8	7,739.5	5,159.9
Payroll creditors	2,491.5	1,898.2	1,465.3
Leave pay accrual	2,016.4	1,692.5	1,152.6
VAT payable	175.7	135.7	78.5
Total trade and other payables	13,207.4	11,465.9	7,856.3

Fair value of trade and other payables

The fair value of trade and other payables approximate the carrying value due to the short maturity.

Liquidity risk

Trade and other creditors are expected to be settled within 12 months from the reporting date.

Sibanye-Stillwater Annual Financial Report 2020	406

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

34.	Cash generated by operations

Figures in million - SA rand	Notes	2020	2019	2018
Profit/(Loss) for the year		30,621.6	432.8	(2,520.7)
Royalties	11.1	1,765.0	431.0	212.6
Carbon tax		5.2	12.9	-
Mining and income tax	11.2	4,858.2	(1,733.0)	1,083.8
Interest income	5.1	(1,065.4)	(560.4)	(482.1)
Finance expense	5.2	3,151.8	3,302.5	3,134.7
Profit before interest, royalties and tax		39,336.4	1,885.8	1,428.3
Non-cash adjusting items:
Amortisation and depreciation	4	7,592.4	7,214.1	6,613.8
Share-based payments	6.7	512.4	363.3	299.4
Loss/(gain) on financial instruments		1,904.8	5,731.3	(1,591.3)
Gain on foreign exchange differences		(409.9)	(461.4)	(241.3)
Share of results of equity-accounted investees after tax	18	(1,699.8)	(721.0)	(344.2)
(Reversal of impairments)/Impairments	10	(121.4)	86.0	3,041.4
Gain on derecognition of borrowings and derivative financial instrument	28.4, 28.5	-	-	(230.0)
Loss on settlement of US$ Convertible Bond	28.5	1,506.7	-	-
Occupational healthcare expense	31	52.3	(39.6)	15.4
Change in estimate of environmental rehabilitation obligation		(464.1)	89.6	(90.4)
Gain on acquisition	16.1	-	(1,103.0)	-
Deferred revenue recognised	32	(2,256.4)	(2,227.5)	-
Loss on BTT early settlement	32	186.2	-	-
Cash adjusting items:
Income on settlement of dispute	8.2	(580.0)	-	-
Payment of occupational healthcare liability	31	(236.1)	(67.9)	-
Other non-cash and cash adjusting items		(138.0)	(183.8)	(192.1)
Total cash generated by operations		45,185.5	10,565.9	8,709.0

35.	Change in working capital

Figures in million - SA rand	2020	2019	2018
Inventories	(9,026.8)	(5,000.0)	(924.8)
Trade and other receivables	(2,167.0)	3,115.2	(461.0)
Trade and other payables	1,758.7	1,259.2	315.8
Total change in working capital	(9,435.1)	(625.6)	(1,070.0)

36.	Financial instruments and risk management

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

The classification of financial assets at initial recognition that are debt instruments depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. In order for a financial asset to be classified and measured at amortised cost, it needs to give rise to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding. This assessment is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

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

Sibanye-Stillwater Annual Financial Report 2020	407

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

For trade and other receivables due in less than 12 months, the Group applies the simplified approach in calculating ECLs, as permitted by IFRS 9. Therefore, the Group does not track changes in credit risk, but instead, recognises a loss allowance based on the financial asset’s lifetime ECL at each reporting date. Impairment losses are recognised through profit or loss.

The Group derecognises a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of the ownership of the financial asset are transferred. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expired. Any interest in such transferred financial asset that is created or retained by the Group is recognised as a separate asset or liability. The particular recognition and measurement methods adopted are disclosed in the individual policy statements associated with each item.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid is recognised in profit or loss.

36.1	Accounting classifications and measurement of fair values

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Other receivables and other payables

Due to the approaches applied in calculating the carrying values as described in note 22, the fair values approximate the carrying value.

•	Trade and other receivables/payables, and cash and cash equivalents

The carrying amounts approximate fair values due to the short maturity of these instruments for financial instruments measured at amortised cost. The fair value for trade receivables measured at fair value through profit or loss (PGM concentrate sales) are determined based on ruling market prices, volatilities and interest rates.

•	Environmental rehabilitation obligation funds

Environmental rehabilitation obligation funds comprise equity-linked notes, a fixed income portfolio of bonds as well as fixed and call deposits. The environmental rehabilitation obligation funds are stated at fair value based on the nature of the fund’s investments. The fair value of publicly traded instruments is based on quoted market values.

For the environmental rehabilitation obligation funds categorised as level two on the fair value hierarchy, equity-linked notes have a fixed component of 5% capital guarantee and equity-linked portion which is linked to the performance of the JSE top 40 index. Fair value is determined by the fund manager based on the composition of the underlying investment portfolio, relevant equity prices and the terms of the investments. The fixed income portfolio consists of instruments such as government bonds and inflation-linked bonds. Valuations are performed by the fund manager based on the composition of the portfolio, the relevant investment terms and through reference to market related interest rates.

•	Other investments

The fair values of listed investments are based on the quoted prices available from the relevant stock exchanges. The carrying amounts of other short-term investment products with short maturity dates approximate fair value. The fair values of non-listed investments are determined through valuation techniques that include inputs that are not based on observable market data. These inputs include price/book ratios as well as marketability and minority shareholding discounts which are impacted by the size of the shareholding.

•	Borrowings

The fair value of variable interest rate borrowings approximates its carrying amounts as the interest rates charged are considered marked related. However, since there is also fixed interest rate borrowings, fair values are disclosed in note 28.

•	Derivative financial instruments

The fair value of derivative financial instruments is estimated based on ruling market prices, volatilities and interest rates, option pricing methodologies based on observable quoted inputs. All derivatives are carried on the statement of financial position at fair value.

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

•	Level 1: unadjusted quoted prices in active markets for identical asset or liabilities;

•	Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Sibanye-Stillwater Annual Financial Report 2020	408

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

The following table set out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand
	2020			2019			2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
- Environmental rehabilitation obligation funds	4,111.0	823.0	-	3,578.3	1,023.9	-	3,634.0	364.7	-
- Trade receivables - PGM concentrate sales	-	4,030.0	-	-	2,341.6	-	-	5,310.1	-
- Other investments	603.4	-	243.6	414.7	-	184.0	81.5	-	74.5
- Palladium hedge contract	-	-*	-	-	-	-	-	-	-
Financial liabilities measured at fair value
- Derivative financial instrument	-	-	-	-	4,144.9	-	-	408.8	-
- Gold hedge contracts	-	-*	-	-	68.3	-	-	240.8	-

* Less than R0.1 million

In the normal course of its operations, the Group is exposed to market risks, including commodity price, foreign currency, interest rate, liquidity and credit risk associated with underlying assets, liabilities and anticipated transactions. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

36.2	Risk management activities

Controlling and managing risk in the Group

Sibanye-Stillwater has policies in areas such as counterparty exposure, hedging practices and prudential limits which have been approved by Sibanye-Stillwater’s Board of Directors (the Board). Management of financial risk is centralised at Sibanye-Stillwater’s treasury department (Treasury), which acts as the interface between Sibanye-Stillwater’s Operations and counterparty banks. Treasury manages financial risk in accordance with the policies and procedures established by the Board and executive committee.

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

The carrying value of the financial assets represents the combined maximum credit risk exposure of the Group. Concentration of credit risk on cash and cash equivalents and non-current assets is considered minimal due to the abovementioned investment risk management and counterparty exposure risk management policies (refer notes 21, 22, 24 and 25).

Sibanye-Stillwater Annual Financial Report 2020	409

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Liquidity risk

In the ordinary course of business, the Group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions (refer note 28.8).

Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal and contingency funding requirements (refer note 28.8).

Working capital and going concern assessment

For the year ended 31 December 2020, the Group realised a profit of R30,621.6 million (31 December 2019: R432.8 million, 2018: loss of R2,520.7 million). As at 31 December 2020 the Group’s current assets exceeded its current liabilities by R34,755.5 million (31 December 2019: R11,836.9 million, 31 December 2018: R562.7 million) and the Group’s total assets exceeded its total liabilities by R70,716.0 million (31 December 2019: R31,138.3 million, 31 December 2018: R24,724.4 million). During the year ended 31 December 2020 the Group generated net cash from operating activities of R27,149.3 million (31 December 2019: R9,464.0 million, 31 December 2018: R12,197.2 million).

The Group currently has committed undrawn debt facilities of R7,336.3 million at 31 December 2020 (31 December 2019: R5,688.0 million, 31 December 2018: R5,987.1 million) and cash balances of R20,239.8 million (31 December 2019: R5,619.0 million, 31 December 2018: R2,549.1 million). The most immediate debt maturity is the US$353.7 million June 2022 High Yield bond maturity, and an early restructure and/or settlement of this tranche could be undertaken during 2021. Additionally, during March 2021 the Group successfully extended the first maturity date for the remaining lender, as a result US$150 million of the USD Revolving Credit Facility (RCF) matures in April 2022, with the US$450 million balance of the USD RCF maturing in April 2023. As at 31 December 2020 only US$475 million of the US$600 million USD RCF was drawn. The R5.5 billion RCF was fully repaid during August 2020 with the full balance being undrawn at 31 December 2020 and available until November 2023, given the exercise of the first extension option. During October 2020 the US$ Convertible bond was settled through cash (R13.2 million) and the issue of shares (R12,573.2 million, refer note 28.5), further strengthening the balance sheet whilst preserving cash. Given the high level of available cash and undrawn facilities and resultant strong liquidity position, no imminent refinancing of debt is required.

The Group’s leverage ratio (net (cash)/debt to adjusted EBITDA) as at 31 December 2020 was (0.1):1 (31 December 2019 was 1.4:1, 31 December 2018 was 2.5:1) and its interest coverage ratio (adjusted EBITDA to net finance charges) was 79.8:1 (31 December 2019 was 6.5:1, 31 December 2018 was 4.9:1). Both considerably better than the maximum permitted leverage ratio of at most 2.5:1 (up to 31 December 2019 3.5:1); and minimum required interest coverage ratio of 4.0:1, calculated on a quarterly basis, required under the US$600 million RCF and the R5.5 billion RCF.

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

Any additional regulatory restrictions imposed by the South African government to reduce the spread of the COVID-19 pandemic (refer below) could adversely affect the 2021 production outlook of the South African operations. Presently, there are no COVID-19 related work stoppages being imposed by either the Federal government and the State of Montana. However, the ongoing need to maintain COVID-19 protocols in the US, due to state and federal guidelines and the Montana Operation’s own processes to manage its COVID-19 exposures, is having an impact on productivity and may adversely affect the 2021 production outlook of the US PGM operations. These productivity impacts include, but are not limited to, staggered shift arrangements, duplicate transport, mandatory screening, contact tracing and quarantining where necessary. These factors could impact on cash generated or utilised by the Group, as well as adjusted EBITDA and financial covenants.

The following events, reported in our annual report for the year ended 31 December 2020, impacted on the profitability of the Group for the year under review:

●	Anglo American Platinum Limited’s (Anglo Plats) temporary shutdown of its converter plant (force majeure declared on 6 March 2020) – during the force majeure period, material produced by the Rustenburg, Platinum Mile and Kroondal operations was delivered to our Marikana processing facility. The converter plant at Anglo Plats was brought back into production on 12 May 2020 and Anglo Plats lifted the force majeure. On 31 May 2020 the converter plant was again shut down due to a water leak in the high-pressure cooling section of the converter which was repaired by mid-June 2020. The toll treatment agreement between Anglo Plats and our Rustenburg operation, and the purchase of concentrate agreement with our Kroondal and Platinum Mile operations continued after Anglo repaired and recommissioned its converter plant.
●	COVID-19 outbreak in South Africa – the President of the Republic of South Africa announced a nation-wide lockdown from midnight 26 March 2020, which was amended through a notice published by the South African government on 16 April 2020 allowing for our South African mining operations to be conducted at a reduced capacity of not more than 50%. From 17 April 2020, management commenced implementing its strategy to mobilise the required employee complement to safely ramp up production at our South African operations to the initial restricted 50%. Subsequent directives issued by the Minister of Mineral Resources and Energy and the easing of lockdown restrictions allowed for the controlled ramp up of production under stringent regulations. These measures had a significant adverse impact on our production from our South African operations during Q2 2020. At 30 June 2020 the SA Gold and SA

Sibanye-Stillwater Annual Financial Report 2020	410

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

PGM operations were at a production capacity of 86% and 73%, respectively. Our strategy to safely mobilise employees and ramp up to near normal production levels by the end of H2 2020 was successfully delivered. By the end of December 2020 the SA gold operations were almost ramped up to normal production capacity, however the momentum of ramping up into January 2021 was disturbed by Christmas break whereby the pace of employees returning back was slower than anticipated, especially those foreign nationals returning from the SADC countries where stricter border controls were implemented. The return to work was impacted due to the extended screening process and compliance requirements linked to the National Government level 3 lockdown regulations which was imposed in December 2020 and January 2021. By the end of December 2020, the SA PGM operations were ramped up to normal production capacity, however the momentum of ramping up into January 2021 was also disturbed by Christmas break whereby the pace of employees returning back was slower than anticipated due to the extended screening process. The extended period of screening was caused by the compliance requirements to level 3 National government lockdown regulations which require every employee returning from the Christmas break to be tested and screened for COVID-19. In H1 2020, capital expenditure at the South African operations was deferred to H2 2020 mainly due to the COVID-19 lockdowns, with capital expenditure in H2 2020 mainly incurred in the Infrastructure, safety and compliance projects. The deferral of such capital expenditure projects will flow into Q1 2021 and is also reflected as an increase in the 2021 capex plan.
●	Although no formal lock down was experienced at our US PGM operations during 2020, the operational performance of our US PGM operations was negatively impacted by COVID-19, with proactive COVID-19 measures required to mitigate the spread of the COVID-19 pandemic and contain liquidity for the Group. This, amongst others, resulted in the deferral of capital project activity, the delay in receipt of key sustaining and growth capital items and a curtailment in recycling operation activity for a portion of 2020. The need to demobilize key project contractors during the onset of COVID-19, together with force majeure declaration’s on key project infrastructure, contributed to the Stillwater East (Blitz) project being delayed by 24 months. Our recycling operations saw a noticeable market liquidity driven slow down early on in the pandemic, although a recovery in the secondary supply market occurred during the second half of 2020. The US PGM Operations saw production losses of approximately 4% due to COVID-19 during 2020.

During December 2020 and January 2021 South Africa experienced a second wave of COVID-19 infections which was contained. Although the South African government introduced a level 3 lock down commencing from 28 December 2020, which was subsequently reduced to level 1 lock down, this did not impose further restrictions on our South African operations. COVID-19 infection rates remain high across the United States and our Montana Operations continue to operate under strict COVID-19 protocols. Although further waves of COVID-19 infections could result in further restrictions on the Group which could affect its operational performance, management believes that the educational, safety and continued awareness measures already embedded at all our operations should limit the spread of infections.

The Group has thoroughly demonstrated its ability to proactively manage liquidity risk through these extraordinary times. Our improved geographical and commodity diversification, along with improved commodity prices, cost containment, and increased operational scale have enabled management to successfully mitigate the simultaneous impact of these abnormal events during 2020, navigating the Group to well below its targeted leverage ratio of below 1:1.

Notwithstanding the exceptionally strong current liquidity position and financial outlook, further amendments to COVID-19 regulations or uncontrolled infection rates could impose additional restrictions on both our US PGM and South African operations that may adversely impact the production outlook for 2021. This could deteriorate the Group’s forecasted liquidity position and may require the Group to further increase operational flexibility by adjusting mine plans, reducing capital expenditure and/or selling assets. The Group may also, if necessary, be required to consider options to increase funding flexibility which may include, amongst others, additional loan facilities or debt capital market issuances, streaming facilities, prepayment facilities or, in the event that other options are not deemed preferable or achievable by the Board, an equity capital raise. The Group could also, with lender approval, request covenant amendments or restructure facilities. During past adversity management has successfully implemented similar actions.

Management believes that the cash generated by its operations, cash on hand, the unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due. The consolidated financial statements for the year ended 31 December 2020, therefore, have been prepared on a going concern basis.

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

Sibanye-Stillwater Annual Financial Report 2020	411

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

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

Currency risk also exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature. This includes but is not limited to US$600 million RCF (refer note 28.1), Burnstone Debt (refer note 28.6) and Franco-Nevada liability.

For additional disclosures, refer notes 3 and 28.

Foreign currency economic hedging experience

During 2020, a number of intra month (i.e. up to 21 days) forward exchange rate contracts were executed to hedge a known currency inflow. During 2019 the same principle was applied to known currency inflows related to PGM sales.

As at 31 December 2020 and 31 December 2019, Sibanye-Stillwater had no outstanding foreign currency contract positions. As at 31 December 2018, Sibanye-Stillwater had a foreign currency contract position of US$12.1 million at a weighted average rate of R14.11/US$.

Commodity price risk

The market price of commodities has a significant effect on the results of operations of the Group and the ability of the Group to pay dividends and undertake capital expenditures. The gold and PGM basket prices have historically fluctuated widely and are affected by numerous industry factors over which the Group does not have any control (refer note 24). The aggregate effect of these factors on the gold and PGM basket prices, all of which are beyond the control of the Group, is difficult for the Group to predict.

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

Commodity price hedging experience

At 31 December 2020, Sibanye-Stillwater had the following gold and palladium commodity price hedges outstanding:

●	A total of 450kg gold at an average floor price of R800,000/kg and capped price of R1,080,000/kg which matures in March 2021.
●	A total of 130,000oz palladium at an average floor price of US$1,500/oz and capped price of US$3,400/oz which matures in February 2022.

Commodity price contract position

As of 31 December 2020 and 2019, Sibanye-Stillwater had no outstanding commodity forward sale contracts for mined production.

Interest rate risk

The Group’s income and operating cash flows are dependent of changes in market interest rates. The Group’s interest rate risk arises from long-term borrowings.

For additional disclosures, refer to note 28.8.

Sibanye-Stillwater Annual Financial Report 2020	412

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

37.	Commitments

Figures in million - SA rand	2020	2019	2018
Capital expenditure
Authorised	7,534.8	5,972.3	4,411.7
Kloof	1,515.6	1,289.8	970.2
Driefontein	884.8	846.1	830.9
Beatrix	169.4	231.7	218.0
SGL corporate	961.0	762.4	-
Cooke	54.1	55.1	195.5
Burnstone	8.0	5.4	40.4
Kroondal	318.9	220.3	131.6
Platinum Mile	-	19.9	72.3
Rustenburg operation	2,573.7	2,033.1	1,830.0
Marikana	63.4	153.4	-
Other[1]	985.9	355.1	122.8
Contracted for	772.7	594.5	281.8
Other guarantees	1,487.8	1,420.5	266.7

1 Includes authorised capital expenditure relating to DRDGOLD of R605.1 million (2019: R133.5 million, 2018: R37.5 million)

Commitments will be funded from internal sources and to the extent necessary from borrowings. This expenditure primarily relates to hostel upgrades, mining activities and infrastructure.

38.	Contingent liabilities

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

Purported Class Action Lawsuits

In 2018, two groups of plaintiffs filed purported class action lawsuits, subsequently consolidated into a single action (Class Action), against Sibanye Gold Limited and Neal Froneman (collectively, the Defendants) in the United States District Court for the Eastern District of New York, alleging violations of the US securities laws. Specifically, the Class Action alleged that the Defendants made false and/or misleading statements about its safety practices and record and thereby violated the US securities laws. The Class Action sought an unspecific amount of damages. The Defendants filed a motion to dismiss the Class Action. On 10 November 2020, the Court granted the Defendants’ motion to dismiss in its entirety and ordered that the case be closed. Judgment in favour of the Defendants was entered on 12 November 2020. The Plaintiffs’ time to file a notice of appeal expired on 14 December 2020. Therefore, this action is now terminated.

Delaware Supreme Court rules in favour of Sibanye-Stillwater in dissenting shareholder action

The Court of Chancery of the State of Delaware in the United States of America (the Court), in a Memorandum Opinion dated 21 August 2019, ruled in favour of Sibanye Gold Limited in the appraisal action brought by a group of minority shareholders (the Dissenting Shareholders) of the Stillwater Mining Company (Stillwater), following the acquisition of Stillwater by Sibanye Gold Limited in May 2017 for a cash consideration of US$18 per Stillwater share.

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

Certain of the Dissenting Shareholders filed an appeal with the Supreme Court of the State of Delaware and oral arguments were completed on 15 July 2020. On 12 October 2020, the Delaware Supreme Court issued an opinion affirming in whole the trial court’s opinion. On 28 October 2020, the Delaware Supreme Court issued a mandate to the trial court closing the case. Therefore, this action is now terminated.

Arbitration case Redpath USA Corporation versus Stillwater Mining Company

In 2015, Redpath USA Corporation (the Contractor) was hired by Stillwater to advance the Benbow decline as part of the Blitz project. During November 2019 the Contractor filed a claim wherein the contractor has raised a dispute over additional and rework costs of establishing a decline at the Stillwater Mine after drilling errors caused a water inundation that required significant remediation. The Contractor assumed the additional costs and is now wanting to recover those costs, in an amount of approximately US$20 million, from the

Sibanye-Stillwater Annual Financial Report 2020	413

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

Company. After engaging outside counsel and based on the terms of the contract that supports the Company’s position, management believes the Contractor’s claim is without merit and disputes the arbitration demand claim in the legal documents served on the Contractor.

39.	Related-party transactions

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

Rand Refinery

Rand Refinery, in which Sibanye-Stillwater holds a 44.4% interest, has an agreement with the Group whereby it refines all the Group’s gold production. No dividends were received during the years ended 31 December 2019 and 2018. For the year ended 31 December 2020, the Group received a dividend of R111.2 million from Rand Refinery, and sold gold and paid refining fees to Rand Refinery. Refer note 18.1 for additional information in respect of the Group’s investment in Rand Refinery.

The table below details the transactions and balances between the Group and its related-parties:

Figures in million - SA rand	2020	2019	2018
Rand Refinery
Gold sales	298.0	505.5	616.2
Refining fees paid	(31.0)	(24.8)	(29.1)
Trade payable	(6.4)	(4.5)	(3.1)

Key management remuneration

The disclosure below incorporates remuneration for services rendered to various companies within the Group during the year.

The executive directors and prescribed officers were paid the following remuneration during the year:

Figures in thousands - SA rand	Salary	Cash bonus accrued for 2020 paid in 2021	Accrual of share-based payment benefits	Pension scheme total contributions	Expense allowance and other benefits	2020	2019	2018
Executive directors
Neal Froneman[1]	13,336	13,405	30,292	838	102	57,973	31,917	35,760
Charl Keyter	6,353	6,526	15,067	937	80	28,963	16,024	17,697
Prescribed officers
Chris Bateman[2]	7,058	3,484	52,404	959	3,054	66,959	25,289	16,885
Shadwick Bessit[3]	4,218	4,022	5,749	769	31	14,789	10,595	688
Hartley Dikgale[4]	977	712	26,852	65	553	29,159	7,898	8,761
Dawie Mostert	3,870	3,660	8,553	545	27	16,655	9,284	10,112
Themba Nkosi	3,788	3,178	8,005	292	23	15,286	8,117	7,265
Wayne Robinson	4,532	4,483	9,848	381	28	19,272	10,044	10,925
Richard Stewart	4,075	3,669	10,635	467	27	18,873	9,428	12,986
Robert van Niekerk	5,156	5,486	11,700	589	44	22,975	13,547	13,508
Laurent Charbonnier[5]	1,315	773	515	11	-	2,614	-	-
Lerato Legong[6]	1,144	945	630	156	-	2,875	-	-
Total	55,822	50,343	180,250	6,009	3,969	296,393	142,143	134,587
[1]	Entered into a dual service contract with effect 1 January 2020. Remuneration paid by Stillwater in US dollars was converted at the average exchange rate of R16.46/US$ for the year ended 31 December 2020
[2]	Remuneration paid in US dollars was converted at the average exchange rate of R16.46/US$ for the year ended 31 December 2020. Ceased performing a prescribed officer role on 6 September 2020
[3]	Ceased performing a prescribed officer role on 16 January 2021
[4]	Ceased performing a prescribed officer role on 31 March 2020
[5]	Assumed a prescribed officer role on 16 November 2020, remuneration paid in GBP was converted at the average exchange rate of R21.10/GBP for the year ended 31 December 2020
[6]	Assumed a prescribed officer role on 1 September 2020

Total key management personnel compensation recognised under IFRS:

Figures in thousands - SA rand	2020	2019	2018
Short-term employee benefits	110,134.0	106,605.0	83,635.0
Post-employment benefits	6,008.0	5,300.0	4,546.0
Share-based payment	127,096.6	120,477.7	46,406.0
Total	243,238.6	232,382.7	134,587.0

Sibanye-Stillwater Annual Financial Report 2020	414

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

The non-executive directors were paid the following fees during the year:

Figures in thousands - SA rand	Directors fees	Committee fees	Expense allowance	2020	2019	2018
Timothy Cumming	1,042	743	124	1,909	1,795	1,698
Savannah Danson	1,042	638	-	1,680	1,609	1,480
Barry Davison[1]	-	-	-	-	666	1,649
Harry Kenyon-Slaney	1,199	775	140	2,114	1,699	-
Richard Menell	1,679	354	81	2,114	1,831	1,723
Sello Moloko[2]	-	-	-	-	1,407	1,802
Nkosemntu Nika	1,042	638	28	1,708	1,609	1,435
Keith Rayner	1,042	822	-	1,864	1,881	1,723
Susan van der Merwe	1,042	638	36	1,716	1,609	1,491
Jerry Vilakazi	1,042	380	-	1,422	1,362	1,289
Vincent Maphai	2,669	-	87	2,756	822	-
Elaine Jay Dorward-King[3]	906	201	-	1,107	-	-
Wang Bin[4]	255	72	-	327	-	-
Lu Jiongjie[4]	255	72	-	327	-	-
Total	13,215	5,333	496	19,044	16,290	14,290
[1]	Resigned as a non-executive director on 28 May 2019
[2]	Resigned as a non-executive director on 30 September 2019
[3]	Appointed as a non-executive director 27 March 2020
[4]	Appointed and resigned as a non-executive director on 24 February 2020 and 27 March 2020, respectively

The directors’ and prescribed officers’ share ownership at 31 December 2020 was1:

	Number of shares			%
	2020	2019	2018	2020	2019	2018
Executive directors
Neal Froneman[2,10]	4,829,128	4,858,723	4,555,954	0.17	0.18	0.20
Charl Keyter[2,10]	1,775,994	1,673,316	1,530,119	0.06	0.06	0.07
Non-executive directors
Timothy Cumming[2]	1,242	242	106	-	-	-
Barry Davison[4]	-	-	1,567,710	-	-	0.07
Richard Menell[2]	84,625	108,625	108,625	-	-	-
Sello Moloko[4]	-	-	111,534	-	-	-
Keith Rayner[2]	68,992	68,992	68,992	-	-	-
Susan van der Merwe[2]	1,027	1,028	1,028	-	-	-
Vincent Maphai[2]	50,000	-	-	-	-	-
Savannah Danson[2]	2,519	-	-	-	-	-
Harry Kenyon-Slaney[2,5]	16,852	-	-	-	-	-
Elaine Dorward-King[2,6]	4,800	-	-	-	-	-
Total share ownership by directors	6,835,179	6,710,926	7,944,068
Prescribed officers
Chris Bateman[7]	-	32,747	32,747	-	-	-
Shadwick Bessit[8]	94,707	31,652	219,782	-	-	0.01
Hartley Dikgale[7]	-	184,311	114,744	-	0.01	0.01
Dawie Mostert[3,10]	38,975	38,975	50,743	-	-	-
Themba Nkosi[2,10]	59,022	796	19,107	-	-	-
Wayne Robinson[2,10]	184,333	73,292	39,321	0.01	-	-
Richard Stewart[2,10]	105,303	362,747	421,653	-	0.01	0.02
Robert van Niekerk[3,10]	24,341	257,732	271,537	-	0.01	0.01
Laurent Charbonnier[2,9]	35,620	-	-	-	-	-
Lerato Legong[2]	-	-	-	-	-	-
Total	7,377,480	7,693,178	9,113,702

[1]	Following the implementation of the Scheme (refer note 26), the Directors' shareholdings are in Sibanye Stillwater Limited
[2]	Share ownership in the Company at the date of this report is unchanged (except as described in footnote 10 below)
[3]	Share ownership in the Company at the date of this report was (except as described in footnote 10 below):
•	Dawie Mostert - 6,100 shares
•	Robert van Niekerk - 366 shares
[4]	Resigned during 2019
[5]	Harry Kenyon-Slaney holds 4,213 ADRs which convert to 16,852 ordinary shares in the Company
[6]	Appointed during 2020. Elaine Dorward-King holds 1,200 ADRs at 31 December 2020 which convert to 4,800 ordinary shares in the Company
[7]	Ceased performing a prescribed officer role during 2020
[8]	Ceased performing a prescribed officer role during 2021 before the annual financial report was authorised for issue
[9]	Appointed during 2020. Laurent Charbonnier holds 8,905 ADRs at 31 December 2020 which convert to 35,620 ordinary shares in the Company
[10]	At the date of this report, the following directors and prescribed officers had shares in escrow following the March 2021 vesting in terms of the equity-settled share-based payment scheme:
•	Neal Froneman – 2,725,411 shares and 319,165 ADRs
•	Charl Keyter – 2,037,730 shares
•	Dawie Mostert – 989,754 shares
•	Themba Nkosi – 795,975 shares
•	Wayne Robinson – 915,070 shares and 9,036 ADRs
•	Richard Stewart – 1,135,892 shares
•	Robert Van Niekerk – 1,598,602 shares

None of the directors' associates held any direct shareholding in the Company's issued share capital.

Sibanye-Stillwater Annual Financial Report 2020	415

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued

FOR THE YEAR ENDED 31 DECEMBER 2020

40.	Events after reporting date

There were no events that could have a material impact on the financial results of the Group after 31 December 2020, other than those disclosed below.

Keliber Oy (Keliber) – Battery metals investment

On 23 February 2021 Keliber and the Company entered into an investment agreement that enables Keliber to significantly advance its lithium project in Central Ostrobothnia, Finland. The Keliber project consists of several advanced stage lithium spodumene deposits, with significant exploration upside in close proximity to the existing project. Based on a feasibility study completed in 2019 and improved in 2020, Keliber currently has 9.3 million tonnes of ore reserves, sufficient for more than 13 years of operation. Planned annual production is 15,000 tonnes of battery grade lithium hydroxide. The project includes the development of a chemical plant in Kokkola, approximately 50 kilometers from the mining area, which will produce battery grade lithium hydroxide. The Group intends to play a key role as an industrial anchor investor in the forthcoming financing of the construction of Keliber’s lithium project. Production is anticipated to start in 2024 and none of the future lithium hydroxide production has been committed to any offtake party.

Under the investment agreement the Group will make an initial phased equity investment of €30 million, for an approximate 30% equity shareholding into Keliber. In the first tranche the Group subscribed for shares in Keliber for €15 million and simultaneously, on the same terms as Sibanye-Stillwater’s €30 million phased investment, a further €10 million equity issuance was offered to the existing Keliber shareholders, which was fully subscribed. The investment agreement allows the Group to finance development work of a further €15 million in two tranches over a twelve-month period. In addition to, and subject to the completion of the initial investment and funding, the Group has a guaranteed option to achieve the majority shareholding in Keliber, should it wish to do so, by contributing further equity financing for the development of the project.

The investment in Keliber resulting from the €15 million subscription in the first tranche will be treated as an equity accounted associate. Further subscriptions of tranche two and three will be assessed at the time of subscription to determine whether the Group has at that stage obtained sufficient voting rights and/or potential voting rights to obtain accounting control over Keliber.

Phembani Black Economic Empowerment (BEE) transaction

During April 2021, the Group restructured the previously highly indebted Lonmin Limited (changed to Sibanye UK Limited on 25 March 2021) broad-based black economic empowerment (B-BBEE) structure in relation to Western Platinum Proprietary Limited (WPL) and Eastern Platinum Limited (collectively referred to as “Marikana”), so as to ensure the sustainability of the B-BBEE shareholding in Marikana and facilitate the realisation of value to the B-BBEE shareholders (Restructuring Transaction).

The Restructuring Transaction resulted in the cancellation of the previous preference share funding provided to a special purpose vehicle (Phembani SPV) held by the Phembani Group Proprietary Limited group (Phembani Group). As replacement, the Group subscribed for new preference shares at a nominal amount in the Phembani SPV. These preference shares will earn dividends capped to R2.6 billion and will be funded through 90% of the dividends attributable to the Phembani Group as and when paid by Marikana. The preference shares will be redeemed at the earlier of 12.5 years from the issue date or when the capped dividend amount is reached.

The new arrangement provides the Marikana shareholders with access to distributable Marikana dividends in the short and medium term through the introduction of a 10% trickle dividend while any shareholder loans or specified intercompany debt is outstanding. Thereafter, the Marikana shareholders will participate fully in their attributable portion of Marikana’s dividends. However, a 90% portion of the Phembani Group’s attributable dividends will continue to be applied against the preference dividends until the preference shares have been redeemed. As part of the Restructuring Transaction, Incwala Platinum Proprietary Limited is also released from its obligation to repay the historical loans made to it by WPL.

The Group is in the process of assessing the accounting impact of this transaction.

Sibanye-Stillwater Annual Financial Report 2020	416

SHAREHOLDER INFORMATION

Registered shareholder spread at 31 December 2020
	Number of holders	% of total shareholders[1]	Number of shares[2]	% of issued capital[1,3]
1—1,000 shares	12,455	54.65	4,292,402	0.15
1,001—10,000 shares	7,602	33.36	23,247,078	0.80
10,001 – 100,000 shares	1,611	7.07	54,095,180	1.85
100,001—1,000,000 shares	867	3.80	286,553,074	9.80
1,000,001 shares and above	254	1.11	2,555,382,773	87.41
Total	22,789	100.00	2,923,570,507	100.00

[1]	Figures may not add due to rounding
[2]	As of 26 March 2021, the issued share capital of Sibanye-Stillwater consisted of 2,954,975,358 ordinary shares
[3]	To our knowledge: (1) Sibanye-Stillwater is not directly or indirectly owned or controlled (a) by another entity or (b) by any foreign government; and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Sibanye-Stillwater. To the knowledge of Sibanye-Stillwater’s management, there is no controlling shareholder of Sibanye-Stillwater

Public and non-public shareholdings at 31 December 2020
	Number of holders	% of total shareholders[1]	Number of shares	% of issued capital[1]
Non-public shareholders	34	0.15	428,316,089	14.65
Directors	10	0.04	6,728,903	0.23
Prescribed Officers	9	0.04	1,427,863	0.05
Share trust	1	0.00	19,233,755	0.66
Government Employees Pension Fund (Public Investment Corporation)[2]	14	0.06	400,925,568	13.71
Public shareholders	22,755	99.85	2,495,254,418	85.35
Total	22,789	100.00	2,923,570,507	100.00
[1]	Figures may not add due to rounding
[2]	This is the aggregate shareholding for the Government Employees Pension Fund the majority of which is managed by the Public Investment Corporation (PIC)

Foreign custodians above 5% at 31 December 2020
	Number of shares	%
Bank of New York Depositary Receipts	441,815,262	15.11
J.P. Morgan Chase Bank	224,086,212	7.66
State Street Bank and Trust Company	222,892,258	7.62
Beneficial shareholder categories at 31 December 2020
	Number of holders	% of total shareholders[2]	Number of shares[1]	% of issued capital[1]
Other Managed Funds	20,674	90.72	118,850,513	4.07
Unit Trusts/Mutual Fund	736	3.23	902,994,870	30.89
Pension Funds	516	2.26	686,509,275	23.48
Private Investor	366	1.61	86,247,670	2.95
American Depository Receipts	108	0.47	441,815,262	15.11
Custodians	92	0.40	71,624,629	2.45
Insurance Companies	62	0.27	83,752,208	2.86
Exchange-Traded Fund	45	0.20	55,727,600	1.91
Hedge Fund	35	0.15	33,715,901	1.15
Trading Position	33	0.14	105,085,864	3.59
Sovereign Wealth	31	0.14	209,585,961	7.17
Medical Aid Scheme	27	0.12	5,063,879	0.17
University	22	0.10	6,843,204	0.23
Charity	15	0.07	2,767,413	0.09
Stock Brokers	7	0.03	2,858,372	0.10
Foreign Government	6	0.03	803,184	0.03
Corporate Holding	4	0.02	151,827,959	5.19
Investment Trust	4	0.02	36,514,842	1.25
Local Authority	4	0.02	5,967,058	0.20
Black Economic Empowerment	1	0.00	6,307,069	0.22
ESG	1	0.00	26,241	0.00
Total	22,789	100.0	3,014,888,974	103.12

Sibanye-Stillwater Annual Financial Report 2020	417

SHAREHOLDER INFORMATION condtinued

[1]	Shareholder totals within beneficial shareholder categories equates to more than the issued shares 2,923,570,507 and 100% of issued share capital as it incorporates stock on loan from institutional investors

2	Figures may not add due to rounding

The tables below show the change in the percentage ownership of Sibanye-Stillwater’s major shareholders, to the knowledge of Sibanye-Stillwater’s management, between 2018 and 2020.

Investment management shareholdings more than 5% at 31 December[1]
	2020		2019		2018
	Number of shares	%	Number of shares	%	Number of shares	%
Government Employees Pension Fund (PIC)[2]	336,133,667	11.50	244,814,334	9.17	223,673,695	9.87
BlackRock Inc	195,153,251	6.67	95,256,378	3.57	37,035,123	1.63
Ninety One Plc[3]	112,240,906	3.84	158,890,234	5.95	113,304,131	5.00
Exor Investments UK LLP	69,604,441	2.38	176,159,937	6.60	184,601,372	8.15
[1]	A list of the investment managers holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, 5% or more of the issued share capital of Sibanye-Stillwater as of 26 March 2021 is set forth below:
	Number of shares	%
Government Employees Pension Fund (PIC)[2]	381,552,794	12.91
BlackRock Inc	222,006,019	7.52
Ninety One Plc[3]	112,694,707	3.81
Exor Investments UK LLP	50,439,267	1.71
[2]	This represents funds managed by the PIC as an investment fund manager, which holds the majority of its shares in the Government Employees Pension Fund
[3]	Investec Asset Management changed its name to Ninety One Plc during March 2020
Beneficial shareholdings more than 5% at 31 December[1]
	2020		2019		2018
	Number of shares	%	Number of shares	%	Number of shares	%
Gold One South Africa SPV (RF) (Pty) Ltd	148,390,135	5.08	448,891,942	16.81	454,608,714	20.06
Government Employees Pension Fund (PIC)[2]	400,925,568	13.71	270,816,493	10.14	230,531,383	10.17
[1]	A list of the individuals and organisations holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, 5% or more of the issued share capital of Sibanye-Stillwater as of 26 March 2021 is set forth below:
	Number of shares	%
Gold One South Africa SPV (RF) (Pty) Ltd	127,222,436	4.31
Government Employees Pension Fund (PIC)[2]	444,973,331	15.06
[2]	This is the aggregate shareholding for the Government Employees Pension Fund the majority of which is managed by the Public Investment Corporation (PIC)

Sibanye-Stillwater’s ordinary shares are subject to dilution as a result of any non-pre-emptive share issuance, including upon the exercise of Sibanye-Stillwater’s outstanding share options, issues of shares by the Board in compliance with BEE legislation or in connection with acquisitions.

The principal non-United States trading market for the ordinary shares of Sibanye-Stillwater is the JSE Limited, on which they trade under the symbol “SSW”. Sibanye-Stillwater’s American depositary shares (ADSs) trade in the United States on the NYSE under the symbol “SBSW”. The ADRs representing the ADSs were issued by the Bank of New York Mellon (BNYM) as Depositary. Each ADS represents four ordinary shares.

No public takeover offers by third parties have been made in respect of Sibanye-Stillwater’s shares or by Sibanye-Stillwater in respect of other companies’ shares during the last and current fiscal year.

Sibanye-Stillwater Annual Financial Report 2020	418

ADMINISTRATION AND CORPORATE INFORMATION

SIBANYE STILLWATER LIMITED

(SIBANYE-STILLWATER)

Incorporated in the Republic of

South Africa

Registration number 2014/243852/06

Share code: SSW and SBSW

Issuer code: SSW

ISIN: ZAE000259701

LISTINGS

JSE: SSW

NYSE: SBSW

WEBSITE

 www.sibanyestillwater.com

REGISTERED AND

CORPORATE OFFICE

Constantia Office Park

Bridgeview House, Building 11,Ground floor

Cnr 14th Avenue & Hendrik Potgieter Road

Weltevreden Park 1709

South Africa

Private Bag X5

Westonaria 1780

South Africa

Tel: +27 11 278 9600

Fax: +27 11 278 9863

COMPANY SECRETARY

Lerato Matlosa

Tel: +27 10 493 6921

Email: lerato.matlosa@sibanyestillwater.com

DIRECTORS

Dr Vincent Maphai* (Chairman)

Neal Froneman (CEO)

Charl Keyter (CFO)

Timothy Cumming*

Savannah Danson*

Dr Elaine Dorward-King*

Harry Kenyon-Slaney*

Richard Menell*^

Nkosemntu Nika*

Keith Rayner*

Susan van der Merwe*

Jeremiah Vilakazi*

Sindiswa Zilwa*#

* Independent non-executive

^ Lead independent director

# Appointed 1 January 2021

INVESTOR ENQUIRIES

James Wellsted

Senior Vice President: Investor Relations

Cell: +27 83 453 4014

Tel: +27 10 493 6923

Email: james.wellsted@sibanyestillwater.com or

ir@sibanyestillwater.com

JSE SPONSOR

JP Morgan Equities South Africa

Proprietary Limited

Registration number 1995/011815/07

1 Fricker Road

Illovo

Johannesburg 2196

South Africa

Private Bag X9936

Sandton 2146

South Africa

AUDITORS

Ernst & Young Inc. (EY)

102 Rivonia Road

Sandton 2196

South Africa

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

Direct line: +1 212 815 2867

Mobile: +1 203 609 5159

Fax: +1 212 571 3050

Email: tatyana.vesselovskaya@bnymellon.com

TRANSFER SECRETARIES

SOUTH AFRICA

Computershare Investor Services

Proprietary Limited

Rosebank Towers

15 Biermann Avenue

Rosebank 2196

PO Box 61051

Marshalltown 2107

South Africa

Tel: +27 11 370 5000

Fax: +27 11 688 5248

Sibanye-Stillwater Annual Financial Report 2020	419

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

Risk Factors Summary

There are five categories of risks which could have a material effect on Sibanye-Stillwater. The following is an outline of the key risks within the five categories:

Risks related to environmental, social and corporate governance (ESG)

•	Due to the nature of underground hard rock and deep level mining and the extensive environmental and social footprint of Sibanye-Stillwater’s operations, environmental hazards, industrial accidents, seismic activity, mining accidents, pollution or other breaches of ESG standards for responsible operation may result in operational disruptions such as work stoppages which could result in increased production costs as well as financial and regulatory liabilities and reputational damage.

•	Sibanye-Stillwater’s operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements, and Sibanye-Stillwater has faced, and may face further, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

•	The failure of a tailings storage facility could negatively impact Sibanye-Stillwater’s business, reputation, operating results and financial condition.

•	Sibanye-Stillwater’s operations are subject to water use regulation, which could impose significant costs and burdens.

•	Social unrest, sickness or natural or man-made disasters at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations may disrupt its business or may lead to greater social or regulatory impositions on Sibanye-Stillwater.

•	Sibanye-Stillwater utilises information, communication and technology systems, on which it records commercially sensitive information and personal data. Failure of these systems, or the failure to protect personal data, could significantly impact Sibanye-Stillwater’s operations and business.

•	Mining companies are required to operate in ways that provide progressive benefits to affected communities. Failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment and loss of “social licence to operate”, which could adversely impact Sibanye-Stillwater’s business, operating results and financial condition.

Legal, regulatory and compliance risks

•	Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute.

•	Title to Sibanye-Stillwater’s properties may be subject to challenge.

Risks Related to Production Delivery from Operations

•	Economic, political or social instability affecting the regions where Sibanye-Stillwater operates may have a material adverse effect on Sibanye-Stillwater’s operations and profits.

•	Power stoppages, fluctuations and usage constraints may force Sibanye-Stillwater to halt or curtail operations.

•	Sibanye-Stillwater may experience unforeseen difficulties, delays or costs in implementing its business strategy and operational plan.

•	Due to the mature infrastructure at Sibanye-Stillwater’s mining operations, unplanned breakdowns, statutory mandated modifications and stoppages may result in production delays, increased costs and industrial accidents.

•	Sibanye-Stillwater may face challenges in the integration of the Marikana operations, which could disrupt its current operations or result in higher costs or worse overall performance than we anticipate.

•	If Sibanye-Stillwater loses senior management or is unable to hire and/or retain sufficient technically skilled employees or sufficient HDSA representation in management positions in South Africa, Sibanye-Stillwater’s business may be materially adversely affected.

Risks Related to Earnings Delivery

•	Changes in the market price for gold and PGMs, which in the past have fluctuated widely, affect the profitability of Sibanye-Stillwater’s gold and PGM mining operations and the cash flows generated by those operations.

•	Because gold and PGMs are generally sold in US Dollars, while the majority of Sibanye-Stillwater’s gold production and a substantial amount of Sibanye-Stillwater’s PGM production costs are denominated in Rand, Sibanye-Stillwater’s operating results and financial condition will be materially affected if there is a material change in the value of the Rand.

•	Our growth strategy, including acquisitions, may not deliver anticipated outcomes.

•	Sibanye-Stillwater has had, and may in the future have, a large amount of indebtedness, thereby potentially impacting profitability.

Risks related to our shares and ADSs

•	Sibanye-Stillwater’s non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand.

•	Sibanye-Stillwater may not pay dividends or make similar payments to its shareholders in the future due to various factors and any dividend payments made may be subject to withholding tax.

Risks related to ESG

Due to the nature of underground hard rock and deep level mining and the extensive environmental and social footprint of Sibanye-Stillwater’s operations, environmental hazards, industrial accidents, seismic activity, mining accidents, pollution and breaches of ESG standards for responsible operation may result in operational disruptions such as work stoppages which could result in increased production costs as well as financial and regulatory liabilities and reputational damage

Mining by its nature involves significant risks and hazards, including environmental hazards, as well as industrial and mining accidents. These include, for example, seismic events, fires, falls of ground and blockages, flooding, discharges of gasses and toxic substances, contamination of water, air or soil resources, unusual and unexpected rock formation affecting ore or rock characteristics, ground or slope failures, rock bursts, radioactivity and other accidents or conditions resulting from mining activities including, among other things, blasting and the transport, storage and handling of hazardous materials.

We have experienced and continue to remain at risk of experiencing environmental and other industrial hazards, as well as industrial and mining accidents, and we are more susceptible than other mining operations, particularly at our South African operations, to certain of these risks due to mining at depth. In 2018, in particular, there were two anomalous safety incidents at Sibanye-Stillwater’s South African operations, which resulted in the death of 12 employees (out of 24 total fatalities for the year: 21 fatalities at Sibanye-Stillwater’s South African gold operations and three at Sibanye-Stillwater’s South African PGM operations). In 2019, a fall of ground incident at Sibanye-Stillwater’s South African PGM operations resulted in the death of an employee, and at Sibanye-Stillwater’s Thembelani shaft approximately 1,800 employees were temporarily unable to return to the surface after a parcel of rails that were being transported underground came loose and fell down the shaft. Further, in 2019, two separate industrial accidents at the Marikana operations resulted in the deaths of two employees. In 2020, Sibanye-Stillwater’s South African PGM operations suffered five fatalities and Sibanye-Stillwater’s South African gold operations experienced four fatalities. This included five fall of ground incidents, a locomotive derailing incident and fatalities relating to scraping and rigging, and one employee being struck by ore. Any future such incidents could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition

Seismic activity is of particular concern in the underground mining environment, particularly in South Africa, as a consequence of the extent and depth of mining. Seismic events have intermittently in the past caused death and injury to employees and contractors, and can result in safety-related stoppages. On 3 May 2018, a seismic event at the Masakhane mine at Sibanye-Stillwater’s Driefontein operations resulted in the death of seven employees and injury to six other employees. At the Ikamva and Manyano mines at Sibanye-Stillwater’s Kloof operations, five employees suffered non-fatal injuries due to seismic events during 21-22 May 2018. Additionally, seismic activity has also caused a loss of mining equipment, damage to and destruction of mineral properties and production facilities, monetary losses, environmental damage and potential legal liabilities.

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

Furthermore, there are risks that relevant regulators, such as the South African Department of Mineral Resources and Energy (DMRE) in South Africa and the Mine Safety and Health Administration (MSHA) or the US Occupational Safety and Health Administration (OSHA) in the United States, may impose fines and work stoppages (known as section 54 stoppages in South Africa (Section 54)), which could reduce or halt production until lifted. The occurrence of any of these events could delay or halt production, increase production costs and result in financial and regulatory liability for Sibanye-Stillwater, which could have a material adverse effect on its business, operating results and financial condition. See also —Sibanye-Stillwater’s operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements, and Sibanye-Stillwater has faced, and may face further, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

In addition, the relevant environmental authorities have issued and may issue administrative directives and compliance notices in the future to enforce the provisions of the relevant statutes (including, but not limited to, the National Environmental Management Act, 1998 (Act No. 107 of 1998) (NEMA), the National Water Act, 1998 (Act No. 36 of 1998) (National Water Act), the National Environmental Management: Air Quality Act, 2004 (Act No. 39 of 2004) (Air Quality Act) and the National Environmental Management: Waste Act, 2008 (Act No. 59 of 2008) (Waste Act) in South Africa, as well as the Clean Air Act (Clean Air Act), the Federal Water Pollution Control Act (Clean Water Act), the Resource Conservation and Recovery Act (RCRA), the Metals Mines Reclamation Act, the Compensation and Liability Act (CERCLA) and analogous state laws in the United States) to take specific anti-pollution measures, continue with those measures and/or to complete those measures. Under these laws, Sibanye-Stillwater could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators, or wastes disposed of by Sibanye-Stillwater’s operations in compliance with laws in effect in the past that have been subsequently amended), to clean up contaminated property (including contaminated soil and groundwater) or to perform remedial operations to prevent future contamination. The authorities may also order the suspension of part or all of Sibanye-Stillwater’s operations if there is non-compliance with legislation. Contravention of some of these statutes may also constitute a criminal offence and result in a fine or imprisonment, or both in addition to administrative penalties.

As a result, the occurrence of any of these events may have a material adverse effect on Sibanye-Stillwater’s business, operating results, financial condition and reputation.

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

South Africa

Section 24 of the South African Constitution grants the country’s people the right to an environment that is not harmful to human health or well-being, and to the protection of that environment for the benefit of present and future generations through reasonable legislation and other measures that secure justifiable ecologically sustainable development. Sibanye-Stillwater’s South African operations are subject to numerous environmental, health and safety laws and associated regulations, which provide a framework for the development and implementation of company and operational policies, internal structures, procedures and standards.

The legislative framework for the management of environmental matters in the mining industry has largely shifted from the Mineral and Petroleum Resources Development Act (MPRDA) to Section 24R of NEMA (as amended by the NEMA Amendment Act, which came into force on 2 September 2014) which provides that every holder of a mining right, such as Sibanye-Stillwater, is responsible for any environmental liability, pollution or ecological degradation, the pumping and treatment of polluted or extraneous water and the management and sustainable closure thereof, notwithstanding the issuance of a closure certificate. Sibanye-Stillwater may be unable to close its SA gold operations due to failure to obtain closure authorisations. This would result in Sibanye-Stillwater incurring costs relating to care and maintenance, including shaft and pumping infrastructure care and maintenance and ground water pumping costs.

Further, mining right holders are required to fund environmental rehabilitation and remediation costs either by making a deposit administrated by the Minister of Mineral Resources and Energy (the MRE Minister), contributing into environmental trust funds or by securing a financial guarantee.

Sibanye-Stillwater has incurred and may in the future incur significant costs to comply with environmental, health and safety requirements imposed under existing or new legislation, regulations or permit requirements, or to comply with changes in existing laws and regulations or the manner in which they are applied. These costs could have a material adverse effect on Sibanye-Stillwater’s business, results of operations and financial condition. For example, the regulations that determine the extent of financial provision required for funding environmental rehabilitation and remediation costs (published in Government Notice Regulation (GNR) 1147 of 20 November 2015, as amended) expressly require financial provision to be set aside for annual rehabilitation and remediation. They also require financial provision for decommissioning and closure activities at the end of prospecting, exploration, mining or production operations and place an emphasis on the need for adequate financial provision for latent or residual environmental impacts (including the pumping and treatment of polluted or extraneous water), which mines often did not fully provide for in the past. On 17 January 2020, the period for compliance with these regulations was extended to 19 June 2021. Generally, these regulations are strongly opposed by the mining industry, and there has been a concern about ambiguity in some of the provisions of the regulations, and how these provisions can be operationalised within the prescribed timeframes. In an attempt to address these issues, the new draft financial provision regulations were published for comment in 2019. One of the more onerous proposed provisions is the inclusion of 15% VAT (Value added tax) in all closure provisions. If this provision is adopted, the inclusion of 15% VAT would add approximately an additional R1.16 billion to Sibanye-Stillwater’s total closure liability for its South African operations (based on figures as at 31 December 2020). However, the new financial provision regulations have not yet been finalised and the mining industry is continuing to engage with the relevant policy makers in an attempt to secure a less onerous legal framework. An additional amendment is expected to be published in the near-term.

Sibanye-Stillwater has been, and may in the future also be subject to litigation and other costs as well as actions by authorities relating to environmental, climate change, health and safety matters, including mine closures, the suspension of operations, legal representation during accident inquiries and prosecution for mining accidents as well as significant penalties and fines for non-compliance. The South African Constitution and NEMA, as well as various other related pieces of legislation enacted and implemented since 1996, grant legal standing to a wide range of interest groups to institute legal proceedings to enforce their environmental rights, which are enforceable against private entities as well as the South African government. In the future, Sibanye-Stillwater may also be subject to litigation in South Africa brought by members of the community affected by environmental-related impacts, as well as non-governmental organisations (NGOs) and public bodies. In this regard, recent case law in South Africa has provided a precedent for private prosecution by environmental NGOs for environmental infringements.

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

The principal health risks associated with Sibanye-Stillwater’s mining operations arise from occupational exposure and community environmental exposure to silica dust, noise and certain hazardous substances, including toxic gases and radioactive particulates. The most significant occupational diseases affecting Sibanye-Stillwater’s South African workforce include lung diseases (such as silicosis, TB, a combination of the two and chronic obstructive airways disease (COAD)) as well as noise induced hearing loss (NIHL). Employees have sought and may continue to seek, compensation for certain illnesses, such as silicosis, from their employer under workers compensation and also, at the same time, in a civil action under common law (either as individuals or as a class). Such actions may also arise in connection with the alleged incidence of such diseases in communities proximate to Sibanye-Stillwater’s South African mines.

Five separate class action certification applications were filed against Sibanye-Stillwater and several other South African mining companies. The applications were to certify current and former gold mine workers and their dependents who have contracted or died from silicosis and TB. In August 2013, a notice in terms of rules 10 and 11 of the Uniform Rules of Court was delivered to the respondents in all five separate class action certification applications. The applicants gave notice of their intent to consolidate the five class action certification applications, and to join certain additional applicants. The consolidation, joinder and amendments were not opposed by any of the respondents. Accordingly, in October 2013, the consolidation and joinder applications were granted. Furthermore, the amended pages were delivered in October 2013. In view thereof, all five previously separate applications were effectively consolidated as Case No. 48226/12.

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

In May 2018, several South African mining companies, including Sibanye-Stillwater (collectively the Gold Working Group) agreed to an approximately R5 billion silicosis class action settlement agreement with the claimants (the Settlement Agreement). The Settlement Agreement provides compensation to all eligible workers suffering from silicosis or TB who worked in the Gold Working Group’s mines from 12 March 1965 to the effective date of the Settlement Agreement. The Settlement Agreement is subject to certain suspensive conditions, including that an unconditional order of court, sanctioning the Settlement Agreement to make the Settlement Agreement an order of court, is obtained from the Gauteng Division High Court. The Settlement Agreement was finally approved by the Gauteng Division High Court on 26 July 2019. For further information, see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 31: Occupational healthcare obligation. In December 2019, Sibanye-Stillwater entered into a R1.4 billion guarantee facility with Nedbank Limited in relation to the obligations under the Settlement Agreement. The payment of compensation for the claims may have an adverse financial impact on Sibanye-Stillwater.

Any new regulations, potential litigation or any changes to health and safety laws which increase the burden of compliance or the penalties for non-compliance may cause Sibanye-Stillwater to incur further significant costs and could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial position.

Regulators, such as the DMRE, can and do issue, in the ordinary course of operations, instructions, such as Section 54 orders, after routine visits or following safety incidents or accidents to partially or completely halt operations at affected mines. In fiscal 2020, Sibanye-Stillwater’s gold operations experienced 43 Section 54 work stoppages (2019: 85, 2018: 219 and 2017: 204) and 29 Section 54 orders at the South African PGM operations (2019: 35, 2018: 44 and 2017: 26). Sibanye-Stillwater’s policy is to halt production at its operations when serious accidents occur. In addition, there can be no assurance that unions will not take industrial action in response to such accidents, which could lead to losses in Sibanye-Stillwater’s production. Any additional stoppages in production, or increased costs associated with such incidents, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition. Such incidents may also negatively affect Sibanye-Stillwater’s reputation with, among others, employees, unions and regulators.

United States

In the United States, Sibanye-Stillwater is subject to extensive federal, state and local environmental rules and regulations, including regulations associated with the implementation of the Clean Air Act, the Clean Water Act, RCRA, Emergency Planning and Community Right-to-Know Act, the Endangered Species Act, the National Environmental Policy Act (NEPA), the Comprehensive Environmental Response, CERCLA and the Metal Mine Reclamation Act, and numerous permit stipulations, including those related to the protection of threatened and endangered species under the Endangered Species Act. Sibanye-Stillwater’s joint ventures (JVs) in Canada and Argentina are subject to analogous federal and provincial rules and regulations in those respective countries. The body of environmental laws is continually changing and, as a general matter, is becoming more restrictive. Compliance with these regulations requires Sibanye-Stillwater to obtain permits issued by federal, state, provincial and local regulatory agencies. Failure to comply with applicable environmental laws, regulations and permitting requirements, whether now or in the future, may result in enforcement actions, including orders issued by regulatory or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Non-renewal of permits, the inability to secure new permits, or the imposition of additional conditions could eliminate or severely restrict Sibanye-Stillwater’s ability to conduct its operations.

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

Sibanye-Stillwater’s US mining activities are also subject to extensive laws and regulations governing occupational health and safety, including mine safety, toxic substances and other matters. The costs associated with compliance with such laws and regulations are substantial. Sibanye-Stillwater employs various measures in its operating facilities in an effort to protect the health and safety of its workforce. Underground mines in the United States, including the Stillwater and East Boulder Operations, are continuously inspected by the MSHA, which inspections can lead to notices of violation. Any of Sibanye-Stillwater’s US mines could be subject to a temporary or extended shut down as a result of a violation alleged by the MSHA. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of operations and delays in the development of new properties.

Sibanye-Stillwater is required to post and maintain surety for its reclamation obligations, which are substantial. At 31 December 2020, Sibanye-Stillwater had US$46.3 million of outstanding environmental surety bonds in the United States. Such reclamation obligations generally increase over time as costs rise and the physical extent of mining operations expands. Failure to secure and maintain adequate surety coverage could result in the operating permits of such mines being revoked and mining operations terminated.

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

The failure of a tailings storage facility will lead to multiple legal proceedings and investigations, which could include securities class actions, criminal proceedings and public civil actions (against Sibanye-Stillwater or individuals) for significant amounts of damages. Furthermore, the elimination of the “conventional” practice of storing wet tailings (e.g. alternatively filtering, “dry” stacking and compacting the tailings) could require the research and development of new technologies, which could lead to additional large expenditures. As a result of the 2015 and January 2019 dam failures in Brazil, as well as in Canada in 2014 (neither of which are associated with Sibanye-Stillwater) or as a result of future dam failures, additional environmental and health and safety laws and regulations may be forthcoming globally, including in jurisdictions where Sibanye-Stillwater operates, which may ban the storage of wet tailings completely. In addition, changes in laws and regulations may impose more stringent conditions in connection with the construction of tailings dams, particularly with respect to upstream tailings dams which could also be made illegal, the licensing process of projects and operations and increased criminal and civil liability for companies, officers and contractors. For example, on 5 August 2020, the ICMM, the United Nations Environment Programme (UNEP) and the Principles for Responsible Investment (PRI) have established an international tailings standard, the Global Industry Standard on Tailing Management (Global Tailings Standard). Implementation protocols for adhering to the Global Tailing Standard are currently being developed.

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

A water use licence for Driefontein was issued on 9 March 2017. In December 2018, Sibanye-Stillwater received amendments relating to Driefontein’s water use licence from the Water Use Authorisation Assessment and Authorisation Committee (WUAAC), following which Sibanye-Stillwater responded with minor corrections. The licence is currently under review by the South African Department of Human Settlements, Water and Sanitation (DHSWS). A new Integrated Water Use Licence Application (IWULA) will be submitted during 2021 to address water use changes and amendments including rehabilitation and closure. On 16 September 2019, a general authorisation was issued to Driefontein for the reclamation of rock dump material and the rehabilitation of the associated area.

Beatrix received a water use licence on 26 July 2019 and an amendment for corrections to the water use licence was submitted on 6 January 2020, which is currently under review by the DHSWS.

The Rand Uranium Proprietary Limited (Rand Uranium) section of the Cooke operations was issued a water licence on 22 November 2013 and on 17 July 2015 for the backfill operations. The water licence defines the water management regulatory requirements for the Cooke surface operations, as well as for the Cooke 1, 2 and 3 underground mining operations. In 2017, an IWULA was submitted for Rand Uranium but no decision on the application has been received though the regulatory timeframe to receive a decision has elapsed.

The Ezulwini Mining Company (Proprietary) Limited (Cooke 4 or Ezulwini) was issued a new order water use licence on 11 June 2015 and a request was made for changes to some of the conditions on 7 September 2015. In 2017, an amendment application was submitted for the proposed closure of Ezulwini. A general authorisation was received for the reclamation of impacted wetlands on 2 March 2018.

Burnstone operates under a water use licence that was issued on 23 July 2010, and as this licence was granted over seven years ago, on 3 July 2019, an IWULA application was submitted to ensure all activities are appropriately licenced. This application is currently under review by the DHSWS.

Kloof received an updated water use licence on 7 July 2016 and an amendment to apply for corrections to the water use licence was submitted in December 2016, which is currently under review by the DHSWS.

The Kroondal operations operate under two water use licences issued by the DHSWS: (i) the Kroondal operations water use licence (issued on 24 May 2018); and (ii) the Kwezi operation water use licence (issued on 24 June 2011). An amendment to the Kwezi water use licence was submitted in 2020 to include additional water uses. An IWULA was submitted to the DHSWS in relation to the Kroondal operations’ K6 shaft. The Marikana portion of the Kroondal operations operates under two separate water use licences: (i) the Marikana platinum mine water use licence (issued on 4 October 2013); and (ii) the Marikana operation west-west open pit tailings storage facility (issued on 17 March 2016). A consolidation application relating to Marikana’s existing water use licences was submitted to the DHSWS in 2016, and will be resubmitted following feedback from the DHSWS. The Rustenburg operations have a consolidated water use licence, which was issued on 16 January 2018. Sibanye-Stillwater is engaged with the DHSWS in relation to outstanding issues with respect to the water use licences relating to Rustenburg’s operations.

Sibanye-Stillwater expects to incur significant expenditure to achieve and maintain compliance with the licence requirements at each of its operations. Any failure on Sibanye-Stillwater’s part to achieve or maintain compliance with the requirements of these licences with respect to any of its operations could result in Sibanye-Stillwater being subject to substantial claims, penalties, fees and expenses, significant delays in operations, criminal proceedings or the revocation of the relevant water use licence, which could curtail or halt production at the affected operation. Any of the above, and any significant constraints to availability of water, particularly at our SA PGM operations, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater has identified a risk of potential long-term acid mine drainage (AMD) issues which are currently being experienced by peer mining groups. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings dams and pits on the surface. Should Sibanye-Stillwater’s current preventative measures not be successful, such that Sibanye-Stillwater were to experience any AMD challenges, it could result in failure to comply with its water use licence requirements and could expose Sibanye-Stillwater to potential liabilities and unforeseen costs associated with the pumping and treatment of polluted or extraneous water.

Social unrest, sickness or natural or man-made disasters at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations may disrupt its business or may lead to greater social or regulatory impositions on Sibanye-Stillwater

There are a number of informal settlements located in the vicinity of some of Sibanye-Stillwater’s South African-based operations. These settlements are populated by mining company employees (including Sibanye-Stillwater employees), the families of mining company employees and others. As at 31 December 2020, approximately 50% (2019: 68%) of Sibanye-Stillwater’s South African-based workforce opted to receive a “living out allowance” and management expects that a number of these individuals reside in informal settlements. In recent years, the size of these settlements has grown substantially. Poor living conditions in these settlements may lead to the spread of disease or other health hazards, which may increase absences or affect the productivity of employees. The population of such settlements or the surrounding communities may also demand jobs, social services or infrastructure from the local mining operations, including Sibanye-Stillwater. Any such demands or other demands from these communities may lead to increased costs or regulatory burdens on Sibanye-Stillwater. Such demands may also lead to protests or other actions that may hinder Sibanye-Stillwater’s ability to operate.

In addition, on 11 December 2020, the MRE Minister published the Housing and Living Conditions Standard, which requires Sibanye-Stillwater to revise its current housing and living condition plans in terms of its social and labour plans (SLPs), which could result in increased costs.

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

Sibanye-Stillwater’s information technology systems store voluminous personal information related to employees, as well as sensitive information relating to suppliers and customers. The information security management system protecting Sibanye-Stillwater’s information, communication and technology infrastructure and network may be subject to security breaches (e.g. cyber-crime or activists) or other incidents that can result in misappropriation of funds, increased health and safety risks to people, disruption to its operations, environmental damage, loss of intellectual property, disclosure of commercially or personally sensitive information, legal or regulatory breaches and liability, other costs and reputational damage. While no material losses related to cyber-security breaches have been discovered, given the increasing sophistication and evolving nature of this threat, we cannot rule out the possibility of them occurring in the future. Sibanye-Stillwater performs annual disaster recovery testing which includes reviews of recovery procedures and security controls, and there are currently plans to replicate applications with critical and high availability requirements at alternative data centres throughout Sibanye-Stillwater’s operation. Even with annual testing, there is still a risk of inadequate or failed disaster recovery. An extended failure of critical system components, caused by accidental actions, such as failed hardware or failed network infrastructure, or malicious actions, including those resulting from a cyber-security attack, could result in a significant environmental incident, commercial loss or interruption to operations. Sibanye-Stillwater may also incur significant costs to protect against or repair damage caused by disruptions or security breaches in the future, such as rebuilding internal systems, implementing additional threat protection measures, defending against litigation, responding to regulatory inquiries or taking remedial steps with respect to third parties, among others. In addition, Sibanye-Stillwater will need to comply with legislation relating to cyber-security breaches, such as the South African Cybercrimes Bill, 2017 (South African Cybercrimes Bill), which has passed most of the legislative processes. In its current form, the South African Cybercrimes Bill, would criminalise certain actions or omissions and create offences in relation to cyber-related crimes.

Sibanye-Stillwater also has multiple information and operational technology systems that have not yet been integrated into the group architecture. This includes the systems of the Marikana operations, which is expected to occur by the end of 2021. In 2019, Sibanye-Stillwater completed the integration of its US operations’ communication technologies into the corporate communication technologies architecture. To facilitate the integration of Sibanye-Stillwater’s information technology systems into a single, integrated business platform, Sibanye-Stillwater has adopted a hybrid cloud-based model, under which a centrally hosted data centre will hold the core of Sibanye-Stillwater’s business systems. The integration and transition to cloud-based computing could be susceptible to delays or disruptions, which could result in failing network infrastructure, network outages and a breach of privacy. Cloud-based computing may also increase Sibanye-Stillwater’s exposure to cyber-related threats.

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

South Africa’s data privacy legislation, the Protection of Personal Information Act, 2013 (POPIA), become effective as of 1 July 2020. Sibanye-Stillwater is currently in a 12-month compliance period, and all processing of personal information must conform to POPIA’s provisions by 1 July 2021. As with the GDPR, failure to comply with POPIA may lead to significant penalties, fines and/or imprisonment, depending on the severity of the infraction. Sibanye-Stillwater may also have insufficient insurance coverage for any data protection breaches, including in relation to POPIA. See —Sibanye-Stillwater’s insurance coverage may not adequately satisfy all potential claims and exposures.

Mining companies are required to operate in ways that provide benefits to affected communities. Failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment and loss of “social licence to operate”, which could adversely impact Sibanye-Stillwater’s business, operating results and financial condition

Many mining companies face increasing pressure over their “social licence to operate”, which can be understood as the acceptance of the activities of these companies by stakeholders. While formal permission to operate is ultimately granted by host governments, many mining activities require social permission from host communities and influential stakeholders to carry out operations effectively and profitably.

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

In order to maintain its social licence to operate, Sibanye-Stillwater may need to design or redesign parts of its mining operations to minimise their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying operations, by changing planned capital expenditures or by relocating the affected people to an agreed location. Anti-mining sentiments in some of the communities in which Sibanye-Stillwater operates have been exacerbated by high unemployment and violent crime rates, forced resettlement of residents, environmental incidents and blasting. For example, unemployment rates in South Africa reached an all-time high of 30.8% in September 2020 due to the country’s COVID-19 related economic downturn. There is no assurance that a prolonged economic downturn will not result in an extended period of high unemployment, further exacerbating anti-mining sentiments in South Africa. Furthermore, the rise of ESG factors in investment decisions may result in divestment in the mining sector. See —The impact from, and measures taken to address, the COVID-19 pandemic may adversely affect Sibanye-Stillwater’s people, and may impact Sibanye-Stillwater’s business continuity, operating results, cash flows and financial condition.

Responsive measures may require Sibanye-Stillwater to take costly and time-consuming remedial measures, including the full restoration of livelihoods of those impacted, and remediation of the environment. In addition, Sibanye-Stillwater is obliged to comply with the terms and conditions of all the mining rights it holds in South Africa. In this regard, the SLPs provisions of our mining rights must make provision for local economic development, among other obligations. See —Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute. In addition, as Sibanye-Stillwater has a long history of mining operations in certain regions or has purchased operations that have a long history, issues may arise regarding historical as well as potential future environmental or health impacts in those areas.

In the United States, two environmental groups had an anti-mining initiative, the Citizen Initiative 186, placed on the ballot in the November 2018 general election in the state of Montana. Citizen Initiative 186 would have required the state’s Department of Environmental Equality to deny a permit for any new hard-rock mine, unless the mine’s reclamation plan provided clear and convincing evidence that the mine would not require perpetual treatment of water polluted by AMD or other contaminants. Although Montana voted down the initiative in the general election, there is no guarantee that similar regulatory challenges will not be encountered in the future.

Delays in projects attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of measures and other issues relating to the sustainable development of mining operations has placed significant demands on Sibanye-Stillwater’s resources and could increase capital and operating costs and have a material adverse effect on our reputation, business, operating results and financial condition.

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

Regulation of GHG emissions and climate change issues may materially adversely affect Sibanye-Stillwater’s operations

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

The South African government introduced a carbon tax under the Carbon Tax Act (Carbon Tax Act) with effect from 1 June 2019. The first phase of the Carbon Tax Act applies to the so-called “Scope 1” emissions from 1 June 2019 to 31 December 2022. Under the first phase, the introduction of the carbon tax is not expected to have an immediate impact on the price of electricity. Accordingly, although the statutory rate of carbon tax in 2020 was R127 per tonne (2019: R120 per tonne) of carbon dioxide equivalent (CO2e) emissions, allowances under the Carbon Tax Act resulted in an effective carbon tax rate ranging from R6 to R51 per tonne of CO2e emissions (2019: R6 to R48). The South African government indicated that a review of the impact of carbon tax will be conducted before the second phase, after at least three years of implementation of the carbon tax.

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

In addition, the South African Department of Environment, Forestry and Fisheries (DEFF) imposes so-called “carbon budgets” on entities in identified high-emitting industries, including mining. It also requires companies, including Sibanye-Stillwater to submit pollution prevention plans covering 1 January 2021 to 31 December 2025. The “carbon budgets” are intended to operate as statutory limits for CO2e, emissions in excess of which may entail a fine, or other punitive measures. The National Treasury and the DEFF discussed the options for aligning the carbon tax with the carbon budgets during several meetings held in June and July 2018. Since the Climate Change Bill has not been promulgated, the Carbon Tax Act has not been drafted to reflect this alignment at this stage. Once the Climate Change Bill is assented to as an act of parliament, the Carbon Tax Act can then be amended, accordingly. If the legislation on carbon budgets is enacted, it is expected that the South African government will phase out the current carbon budget allowance of 5% provided for under the Carbon Tax Act.

Sibanye-Stillwater’s final liability is affected by the finalisation of the GHG reporting regulations and the extent to which it is able to make use of the full suite of allowances that are built into the carbon tax design. Sibanye-Stillwater’s carbon tax expense for the year ended 31 December 2020 was R5.2 million (2019: R12.2 million).

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

In 2009, the EPA issued a final rule requiring the reporting of GHGs from specified large GHG emission sources in the United States beginning in 2011. Sibanye-Stillwater’s US PGM operations hold a Title V Major Air Quality Permit, which requires Sibanye-Stillwater to annually calculate the GHG emissions from the Sibanye-Stillwater US PGM operations and compare these amounts against reporting thresholds. Because current levels are below reporting thresholds, the US PGM operations are not currently required to report GHG emissions. Additionally, the assessment of GHG emissions is becoming an increasingly important part of NEPA assessments, and as a result, Sibanye-Stillwater may be required to mitigate its GHG emissions in connection with any future NEPA review.

On 20 January 2021, the Biden administration issued an executive order directing all federal agencies to review and take action to address any federal regulations, orders, guidance documents, policies and any similar agency actions promulgated during the prior administration that may be inconsistent with the administration’s policies. As a result, it is unclear the degree to which certain recent regulatory developments may be modified or rescinded. The executive order also established the Inter-agency Working Group on the Social Cost of Greenhouse Gases, which is called on to, among other things, develop methodologies for calculating the “social cost of carbon,” “social cost of nitrous oxide” and “social cost of methane.” Recommendations from the working group are due beginning 1 June 2021 with final recommendations by January 2022. As the debate surrounding GHG regulation in the US continues to ensue, further regulatory, legislative and judicial developments are difficult to predict. Due to the uncertainties surrounding the regulation of and other risks associated with GHG emissions, Sibanye-Stillwater cannot predict the financial impact of future US GHG regulations and related developments on its US PGM operations.

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

Sibanye-Stillwater’s operations in Zimbabwe are subject to rules and regulations that limit its ability to export unrefined platinum or to remit revenue generated out of the country; such rules and regulations may also impact the ownership structure of these operations

One of Sibanye-Stillwater’s JVs, the Mimosa Operations, is located in Zimbabwe. The Mimosa Operations delivered attributable production for the year ended 31 December 2020 of 122,770oz (4E) and contributed a profit of R1,300 million (US$79 million). Under Zimbabwean exchange control legislation, Sibanye-Stillwater is limited in its ability to remit profits from Zimbabwe to South Africa, as this is dependent on the supply of foreign currency available at the Central Bank of Zimbabwe, which has historically experienced, and continues to experience, low levels of such supply. Further, due to the short supply of US dollars in Zimbabwe, the funds retained in Zimbabwe create increased exposure to economic and inflationary risks.

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

The Zimbabwean Indigenisation and Economic Empowerment Act (the Indigenisation Act) promulgated in 2008 previously required the transfer of a 51% shareholding in all foreign-owned companies to indigenous Zimbabweans. The Indigenisation Act was amended in 2017 to clarify that foreign-owned companies can retain ownership provided that 75% of the gross value of exploited resources is retained in Zimbabwe. This requirement could have a material adverse effect on the Mimosa Operations.

The Indigenisation Act was further amended in 2018, mandating that Zimbabwe (through certain designated entities) have at least a 51% ownership interest in a designated extractive business, which comprises of entities involved in the extraction of platinum. Although the scope was extended in 2020 to any extraction of minerals (i.e. not only limited to platinum and diamond mining), based on public statements by government officials, it is expected that this amendment will be removed from the Indigenisation Act in 2021. In addition, the Indigenisation Act provides that the 51% ownership requirement may be achieved through the use of credits, and for a duration that the Zimbabwean Minister of Industry, Commerce and Enterprise Development can prescribe.

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

In terms of the Minerals Marketing Corporation Act, 1983 (MMCZ Act), the Mineral Marketing Corporation of Zimbabwe (MMCZ) is the sole legal exporter of all minerals mined in Zimbabwe and is entitled to a commission in relation to all sales, as an agent to the mining companies, which is stipulated by the MMCZ Act. The Mimosa Operations paid a commission to MMCZ of US$2.964 million in fiscal 2020. The MMCZ is an entity specifically sanctioned by the US Office of Foreign Assets Control and listed on its Specially Designated Nationals list. Under the sanctions, MMCZ’s assets are blocked and US persons are prohibited from dealing with the entity. There is no requirement, legal or otherwise, for MMCZ to be involved in the Mimosa Operations management or operations and Sibanye-Stillwater has no contractual or other relationship with MMCZ outside of the MMCZ Act requirements.

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

Legal, regulatory and compliance risks

Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute

Our operations in South Africa are subject to legislation regulating mining rights. This includes Broad-Based Black Economic Empowerment (BBBEE) legislation designed to effect the entry and participation of HDSAs into the mining industry and increase their participation in the South African economy.

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

On 31 March 2015, the Chamber of Mines (Chamber), which is now known as the Minerals Council South Africa (Minerals Council), reported that the DMRE believes that empowerment transactions by mining companies concluded after 2004 where the HDSA ownership level has fallen due to HDSA disposal of shares or for other reasons should not be included in the calculation of HDSA ownership for the purposes of, among other things, the 26% HDSA ownership guidelines under the 2004 Mining Charter and the 2010 Mining Charter. The position of the Minerals Council (including Sibanye-Stillwater) is that such historical empowerment transactions should be included in the calculation of HDSA ownership.

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

The DMRE then published the 2017 Mining Charter which came into effect on 15 June 2017. The Minerals Council launched the Interdict Application in the Gauteng Division High Court to interdict the implementation of the 2017 Mining Charter, pending the Chamber Application to set the 2017 Mining Charter aside on the basis that it was unilaterally developed and imposed on the industry and that the process that was followed by the DMRE in developing the 2017 Mining Charter had been seriously flawed. However, the MRE Minister and the Minerals Council reached an agreement on 13 September 2017, under which the MRE Minister undertook to suspend the 2017 Mining Charter pending the outcome of the Chamber Application. The Chamber Application has been postponed indefinitely by agreement between the DMRE and the Minerals Council on the basis that the Minerals Council has entered into a new round of discussions with President Ramaphosa and the MRE Minister. On 19 February 2018, the Gauteng Division High Court ordered that the DMRE and the Minerals Council must also involve communities affected by mining activities in these new discussions over the 2017 Mining Charter. On 4 April 2018, the Gauteng Division High Court delivered a judgment finding that, once the DMRE has considered and granted a mining right application in terms of the MPRDA, then the holder of the mining right will not be legally obligated to restore the percentage ownership (irrespective of how it was measured) to the 26% HDSA ownership target referred to in the 2004 Mining Charter and in the 2010 Mining Charter where HDSA shareholding has fallen below the 26% requirement. This judgment applies to old order rights converted in terms of the MPRDA but does not apply where the terms and conditions of the right itself stipulated that the 26% HDSA ownership had to be retained.

On 19 April 2018, the DMRE filed a notice of intention to appeal the Gauteng Division High Court’s judgment but then withdrew the notice of appeal in August 2020. On 27 September 2018, the 2018 Mining Charter came into effect (as read with the related implementation guidelines). The 2018 Mining Charter, which effectively repealed the 2004 Mining Charter and the 2010 Mining Charter, included a number of material changes such as: (i) existing mining right holders, who had achieved a minimum of 26% HDSA ownership on the date of commencement of the 2018 Mining Charter, shall be recognised as being compliant for the duration of that mining right; (ii) existing mining right holders who, at any stage during the existence of their mining right, achieved 26% HDSA ownership but subsequently (prior to the commencement of the 2018 Mining Charter) HDSA shareholders exited, resulting in HDSA ownership falling below 26%, shall be recognised as compliant for the duration of the mining right; and (iii) recognition of any mining right holder as being compliant in regard to historical HDSA ownership, lapses upon the transfer of the mining right or a part thereof and such recognition would not be applicable to any new applications for a mining right.

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

For all applications for new mining rights, the 2018 Mining Charter requires a minimum of 30% HDSA ownership. At a minimum, the HDSA ownership must be comprised as follows: (i) 5% non-transferrable carried interest to qualifying employees; (ii) 5% non-transferrable carried interest to host communities; and (iii) 20% effective ownership in the form of shares to a BEE entrepreneur (5% of which must preferably be for women). There have also been material adjustments to the minimum compliance requirements relating to, among other things, employment equity, inclusive procurement and supplier and enterprise development, which all mining companies must comply with within five years from the commencement of the 2018 Mining Charter.

On 26 March 2019, the Minerals Council filed an application in the Gauteng Division High Court of South Africa for the judicial review and setting aside of certain clauses of the 2018 Mining Charter. In the alternative to the above, the Minerals Council may apply for a declaratory judgment confirming that the relevant clauses in the 2018 Mining Charter are inconsistent with the principle of legality as enshrined in the South African Constitution and ask that they be set aside. In June 2020, the High Court ordered the Minerals Council to join parties representing communities, trade unions and BEE entrepreneurs as a prerequisite to the continuation of the lawsuit, as they have a direct and substantial interest in the outcome of the litigation. The ultimate outcome of the review application and ongoing discussions with the MRE Minister remain uncertain. For further details, see the section entitled Further Information—Environmental and Regulatory Matters—Mining Rights.

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

In terms of section 47 of the MPRDA, the MRE Minister may suspend or cancel the existing mining rights or, under section 23(3) of the MPRDA, refuse to grant applications for new mining rights by mining companies, including Sibanye-Stillwater, should such holders of mining rights be deemed not to be in compliance with the requirements of the MPRDA as read with South Africa’s mining industry empowerment requirements. If the MRE Minister were to determine that Sibanye-Stillwater is not in compliance with the requirements of the MPRDA and its empowerment requirements, Sibanye-Stillwater may be required to engage in remedial steps, including changes to management and actions that require shareholder approval.

The BBBEE Act, 2003 (the BBBEE Act) and the BBBEE Codes of Good Practice (BBBEE Codes) do not require the DMRE to apply the BBBEE Codes when determining the qualification criteria for the issuing of mining rights, nor do they require that the DMRE apply the BBBEE Codes as a requirement for the retention of existing mining rights. The BBBEE Codes will nevertheless apply to mining companies if they wish to be scored for the purpose of contracting with state institutions.

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

In addition, an amendment bill to the MPRDA, namely the MPRDB, was passed by both the National Assembly and the NCOP on 27 March 2014. Following certain revisions between 2015 and 2017, on 16 February 2018, President Ramaphosa announced that the MPRDB was at an advanced stage in South Africa’s Parliament (Parliament). On 22 August 2018, the MRE Minister announced his desire for the MPRDB to be withdrawn. The MPRDB remains under consideration.

Any such change in law could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Title to Sibanye-Stillwater’s properties may be subject to challenge

Certain of Sibanye-Stillwater’s properties may be subject to the rights or the asserted rights of various occupants or claimants to land under restitution and other legislation, which could have an impact on Sibanye-Stillwater’s ability to develop or operate its mining interests. For example, in South Africa, the Extension of Security of Tenure Act (1997), the Restitution of Land Rights Act (1994) and the Prevention of Illegal Eviction from and Unlawful Occupation of Land Act (1998) and the Labour Tenants Act (1996) protect various rights to claim and occupy land. Such legislation is complex and sets out the requirements as to how landowners are to deal with certain rights. There is no assurance that Sibanye-Stillwater will be able to successfully predict when these landowner rights will be challenged, which could therefore negatively affect the business results of new or existing projects. Where consultation with occupants or claimants to land is statutorily or otherwise mandated, relations may not remain amicable and disputes may lead to reduced access to properties or delays in operations. For example, in September 2018, a notice of a land claim over certain of the Kroondal operations property was published in the Government Gazette, which Sibanye-Stillwater is opposing. Title to Sibanye-Stillwater’s properties, particularly undeveloped ones, may also be defective or subject to challenge. Title review does not necessarily preclude third parties from contesting ownership.

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

Increased regulatory oversight, uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2021 may adversely affect the amounts of interest Sibanye-Stillwater pays under its debt arrangements and adversely affect Sibanye-Stillwater’s business, operating results and financial condition

LIBOR is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. We have used LIBOR as a reference rate in certain of our credit facilities and loans, such that the interest due to our creditors pursuant to these loans is calculated using LIBOR. As of 31 December 2020, we had approximately R6,978 million (US$475 million) of debt outstanding that was indexed to LIBOR. In addition, R1,102 million (US$75 million) of Sibanye-Stillwater’s US$600 million RCF will mature in each of April 2021 and April 2022, under the existing LIBOR regime.

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

On July 27, 2017, the United Kingdom Financial Conduct Authority (FCA), which regulates LIBOR, published the FCA Announcement (the FCA Announcement). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. The Secured Overnight Financing Rate, has been proposed by the Alternative Reference Rate Committee, a committee convened by the US Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace US Dollar LIBOR. On 30 November 2020, the ICE Benchmark Administration Limited (ICE) announced that it would consult on its plan to extend the date that most US LIBOR values would cease being computed until 30 June 2023. It is not currently possible to predict the effect of the FCA Announcement, or resulting plans by other regulatory authorities, including any discontinuation or change in the method by which any LIBOR rate is determined, or how any such changes or alternative methods for calculating benchmark interest rates would be applied to any particular existing agreement containing terms based on LIBOR, such as our existing loan agreements. Any such changes or developments in the method pursuant to which LIBOR rates are determined may result in an increase in reported LIBOR rates or any alternative rates. If that were to occur, the amount of interest Sibanye-Stillwater pays under its credit facilities and any other financing arrangements may be adversely affected, which may adversely affect Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater is subject to risks associated with litigation and regulatory proceedings

As with most large corporations, Sibanye-Stillwater is involved, from time to time, as a party in various lawsuits, arbitrations, regulatory proceedings or other disputes. Litigation, arbitration, regulatory proceedings and other types of disputes involve inherent uncertainties and, as a result, Sibanye-Stillwater faces risks associated with adverse judgments or outcomes in these matters. Even in cases where Sibanye-Stillwater may ultimately prevail on the merits of any such dispute, Sibanye-Stillwater may face significant costs defending its rights, lose certain rights or benefits during the pendency of any such litigation, arbitration, regulatory proceeding or other dispute, or suffer reputational damage as a result of its involvement therein. Sibanye-Stillwater is currently engaged in a number of legal and regulatory proceedings, including as described in Accountability—Directors’ report—Litigation. There can be no assurance as to the outcome of any litigation, arbitration, regulatory proceeding or other dispute, and the adverse determination of material litigation could have a materially adverse effect on Sibanye-Stillwater’s business, operating results and financial condition. See also —Sibanye-Stillwater’s operations are subject to environmental, health and safety regulations, which could impose additional costs and compliance requirements, and Sibanye-Stillwater has faced, and may face further, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.

Sibanye-Stillwater’s financial flexibility could be constrained by South African Exchange Control Regulations

South Africa’s Exchange Control Regulations restrict the export of capital from South Africa. Transactions between South African residents (including companies) and non-residents (excluding residents of the Republic of Namibia and the Kingdoms of Lesotho and Eswatini, known collectively as the CMA) are subject to exchange controls enforced by the South African Reserve Bank (SARB). While South African exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the CMA. As a result, Sibanye-Stillwater’s ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder Sibanye-Stillwater’s financial and strategic flexibility, particularly its ability to raise funds outside South Africa.

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

The Stillwater Acquisition expanded Sibanye-Stillwater’s operations to new geographies in which Sibanye-Stillwater had no prior operational experience. As an operator of mines in the United States, Sibanye-Stillwater is exposed to an increase in US reporting requirements which may provide new and additional challenges. In addition, Sibanye-Stillwater, at a corporate level, has historically had limited experience with the MSHA, which oversees and enforces regulations pertaining to the health and safety of workers at Sibanye-Stillwater’s US operations.

Sibanye-Stillwater’s acquisitions have led to increased costs related to ensuring governance, regulatory, legal and accounting compliance across multiple regions. Any future acquisitions, business combinations or JVs may change the scale of Sibanye-Stillwater’s business and operations and may expose it to new geographical, geological, commodity, political, social, labour, operational, financial, legal, regulatory and contractual risks. Further, the acquisition of any assets that produce commodities other than gold or PGMs will expose Sibanye-Stillwater to the risk of operating in an environment and market with which its management has less experience. In addition, to the extent Sibanye-Stillwater participates in the development of a project through a JV or any other multi-party commercial structure, there could be disagreements, legal or otherwise, or divergent interests or goals among the parties, which could jeopardise the success of the project. There can be no assurance that any acquisition, business combination or JV, or the acquisition of any new mining assets or operations, will achieve the results intended, and, as such, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

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

To the extent that Sibanye-Stillwater seeks to further expand its current mining operations, it may experience problems associated with mineral exploration or development of mining projects

In order to expand its operations and reserve base organically, Sibanye-Stillwater relies on its existing exploration programmes and investigations, and may continue to investigate, the exploitation of mineralisation below the current mining levels and infrastructure limits at its operations. Sibanye-Stillwater is currently undertaking brownfields exploration at selected operations in South Africa. In addition, ongoing drilling to further refine existing reserves as well as for the definition of future reserves is currently being undertaken at the Blitz Project. Sibanye-Stillwater has also been undertaking exploration activities in conjunction with its JV partner, Regulus Resources Ltd (Regulus), at the Altar project, a large porphyry-style copper-gold deposit in Argentina, and its JV partner, Generation Mining Limited (Gen Mining), at the Marathon project, a porphyry-style PGM-copper deposit in Canada. Projects of this nature are generally capital intensive, have a long lead time and are subject to risks relating to the location of economic ore bodies, the development of appropriate extractive processes, cost overruns and delays, the receipt of necessary governmental permits and regulatory approvals and the extension of mining and processing facilities at the mining site.

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

Risks Related to Production Delivery from Operations

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

High levels of unemployment, particularly among the youth, and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, remain issues and deterrents to foreign investment. The volatile and uncertain labour environment, which severely impacts on the local economy and investor confidence, has led to downgrades in national credit ratings to non-investment grade, making investment more expensive and difficult to secure. See —Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity and—The continued status of South Africa’s credit rating as non-investment grade may have an adverse effect on Sibanye-Stillwater’s ability to secure financing or could result in any such financing being available only at greater cost. This may restrict Sibanye-Stillwater’s future access to international financing and could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

In March 2019, the President of South Africa, Cyril Ramaphosa, announced in parliament that South Africa would move forward with the nationalisation of the SARB. Since the announcement, there have been various contradictory statements made by government officials regarding the government’s plans to nationalise the SARB, which have created uncertainty around this issue. Although the ANC’s most recent statements suggest that nationalising the SARB is still part of their policy, it appears that the nationalisation process has been put on hold. While the SARB’s independence is constitutionally guaranteed, any economic or political instability caused by any nationalisation process, whether or not completed, may create issues with the movement of funds into or out of South Africa and impact the general business environment in South Africa, including businesses such as Sibanye-Stillwater. Any such negative impact on the South African economy may adversely affect Sibanye-Stillwater’s business, operating results and financial condition.

In addition, while the South African government has stated that it does not intend to nationalise mining assets or mining companies, certain political parties have stated publicly and in the media that the government should embark on a programme of nationalisation. See —Sibanye-Stillwater is subject to the imposition of various regulatory costs, such as income taxes and royalties, changes to which may have a material adverse effect on Sibanye-Stillwater’s operations and profits. Any threats, or actual proceedings, to nationalise any of Sibanye-Stillwater’s assets could halt or curtail operations, resulting in a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition and could cause the value of Sibanye-Stillwater’s securities to decline rapidly and dramatically, possibly causing investors to lose the entirety of their respective investments.

In addition, economic and political instability in regions outside of South Africa or in surrounding countries and geopolitical events, such as the trade war between the United States and China, may result in unavoidable uncertainties and events that could negatively affect costs of business, cause volatility in currency exchange rates, commodity prices, interest rates and worldwide political, regulatory, economic or market conditions and contribute instability in political institutions, regulatory agencies and financial markets any of which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Power stoppages, fluctuations and usage constraints may force Sibanye-Stillwater to halt or curtail operations

Electricity supply in South Africa has been constrained over the past six years, leading to multiple power disruptions, including temporary periods of load curtailment and load shedding. During 2020, Eskom, South Africa’s national electricity utility company, implemented intermittent load curtailment and shedding a result of continued poor generation performance and reliability. Under load curtailment, Sibanye-Stillwater’s South African operations are required to reduce power demand which can result in production losses. Although Sibanye-Stillwater has complied with the curtailment requirements in response to the load curtailment events experienced during 2020 without incurring material production losses, there can be no guarantee that Sibanye-Stillwater will be able to comply with such curtailment requirements without incurring material production losses in the future.

While load shedding is currently suspended, Eskom has warned that there is a high risk of load shedding lasting until at least September 2021. Eskom’s inability to fully meet the country’s demand has led, and may continue to lead, to further load shedding, load curtailment, or rolling blackouts. There is no assurance that Eskom’s efforts to protect the national electricity grid will prevent a partial or complete national blackout, which would have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition. In addition, any future load curtailments could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

During certain periods of supply-constraint, Eskom has previously burned significant amounts of diesel to run its gas turbines while concurrently losing electricity sales as a result of load shedding or curtailment. This has contributed to Eskom’s ongoing financial difficulties and above inflation tariff applications to the National Energy Regulator of South Africa (NERSA). Eskom has expressed concern that the electricity tariff increases previously approved by NERSA may not be adequate to ensure its financial sustainability. Eskom has thus challenged NERSA’s decisions relating to several Regulatory Clearing Account (RCA) determinations, the 2018-2019 revenue-determination and the multi-year price determination (MYPD) in court. In several instances, the court has ruled in Eskom’s favour, allowing retrospective recovery through tariff increases. It is anticipated that Eskom will pursue further tariff increase applications, which will result in further tariff uncertainty and price increases. See —Power cost increases in South Africa and elsewhere may adversely affect Sibanye-Stillwater’s results of operations.

In addition to supply constraints and severe weather events, labour unrest in South Africa has disrupted, and may in the future disrupt, the supply of coal to power stations operated by Eskom or may incapacitate the power stations directly, resulting in curtailed supply. For example, in February 2021, Cyclone Eloise caused extensive rainfall which, in turn, led to constraints in the quality and supply of coal, national power constraints and load curtailment.

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

The successful implementation of Sibanye-Stillwater’s strategic initiatives and operational plans depends upon many factors, including those outside its control. Sibanye-Stillwater may prove unable to deliver on production targets and other strategic initiatives. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of Sibanye-Stillwater’s business strategy and plans, and such strategy and plans may not result in the anticipated benefits. For example, factors such as volatility in commodity pricing, high fixed costs, safety related issues, organised labour action and technical issues may result in a failure to meet operations targets or strategic goals. See —Due to the nature of underground hard-rock and deep level mining and the extensive environmental footprint of Sibanye-Stillwater’s operations, environmental hazards, industrial accidents, seismic activity, mining accidents and pollution may result in operational disruptions such as work stoppages which could result in increased production costs as well as financial regulatory liabilities, —Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity, —Sibanye-Stillwater’s mineral reserves are estimates based on a number of assumptions, which, if changed, may require Sibanye-Stillwater to lower estimated mineral reserves, —Our business is subject to high fixed costs which may impact its profitability, —Power stoppages, fluctuations and usage constraints may force Sibanye-Stillwater to halt or curtail operations and —Power cost increases in South Africa and elsewhere may adversely affect Sibanye-Stillwater’s results of operations. Any such difficulties, delays or costs could prevent Sibanye-Stillwater from fully implementing its business strategy, which could have a material adverse effect on its business, operating results and financial condition.

In addition, any existing or future initiatives may not be implemented as planned; turn out to be less effective than anticipated; only become effective later than anticipated; or not be effective at all. Any of the above could have a negative impact on Sibanye-Stillwater’s business, operating results and financial condition.

Due to the mature infrastructure at Sibanye-Stillwater’s mining operations, unplanned breakdowns, statutory mandated modifications and stoppages may result in production delays, increased costs and industrial accidents

Nearly all of our operating shafts and processing plants at our gold and PGM operations, including those of our recently acquired assets (including the Marikana operations), are relatively mature. Maintaining this infrastructure requires skilled people, capital allocation, management and regular, planned maintenance. Once a shaft or a processing plant has reached the end of its intended lifespan or needs modification to comply with the applicable regulatory standards, more than normal maintenance, care and remediation is required. Although we have a comprehensive maintenance strategy in place, incidents resulting in production delays, increased costs or industrial accidents may occur. There is also a risk that delays in procuring critical spares for major repairs may result in disruptions to production. Such incidents may have a material adverse effect on our business, operating results and financial condition.

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

If Sibanye-Stillwater loses senior management or is unable to hire and/or retain sufficient technically skilled employees or sufficient HDSA representation in management positions in South Africa, Sibanye-Stillwater’s business may be materially adversely affected

Our ability to operate or expand effectively depends largely on the experience, skills and performance of its senior management team and technically skilled employees. However, the global mining industry, especially in South Africa, including Sibanye-Stillwater, continues to experience a shortage of qualified senior management and technically skilled employees. Sibanye-Stillwater may be unable to hire or retain (due to departure or unavailability) appropriate senior management, technically skilled employees or other management personnel, or it may have to pay higher levels of remuneration than it currently intends in order to do so. In the United States, Sibanye-Stillwater depends on experienced management and other key personnel in order to maintain its operations and support its projects and loss of key management or other personnel at Sibanye-Stillwater’s US operations could have a material adverse impact on Sibanye-Stillwater.

Additionally, as a condition of Sibanye-Stillwater’s mining rights in South Africa, it must ensure sufficient HDSA participation in its management and core and critical skills and failure to do so could result in fines or the loss or suspension of its mining rights. See —Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which are the subject of dispute. Sibanye-Stillwater is also legislatively required to take proactive steps to achieve an equitable representation of HDSAs at all occupational levels and to report on the extent to which its plan is being achieved. If Sibanye-Stillwater is unable to hire or retain appropriate management and technically skilled personnel or is unable to obtain sufficient HDSA representation in management positions, or if there are not sufficient succession plans in place, this could have a material adverse effect on Sibanye-Stillwater’s business, result in the imposition of fines and have a negative effect on production levels, operating results and financial position.

The impact from, and measures taken to address, the COVID-19 pandemic may adversely affect Sibanye-Stillwater’s people, and may impact Sibanye-Stillwater’s business continuity, operating results, cash flows and financial condition

Sibanye-Stillwater’s operations have been and may continue to be impacted by the COVID-19 pandemic. The continued spread of COVID-19 could continue to result in serious illness (including incapacity) or death, or quarantine of Sibanye-Stillwater’s employees and contractors. These effects have been exacerbated by employees and contractors working in close proximity to each other in underground and surface mines and living in close quarters. In addition, certain underlying health conditions including conditions which compromise the immune system, such as HIV/AIDS, have worsened the outcomes among the individuals infected with COVID-19. During 2020, Sibanye-Stillwater recorded 3,822 positive COVID-19 cases across its operations, which resulted in 61 deaths. Further employee or contractor absences due to COVID-19 could continue to lead to labour shortages or instability and disruptions to Sibanye-Stillwater’s production (including potential temporary cessation) and increased operational costs. Although COVID-19 vaccines are being rolled out globally, including in the regions where we operate, it is too early to determine how effective these vaccines will be, including in relation to new strains of COVID-19 such as the variant that emerged in South Africa in December 2020.

Any actions taken by governments or regulators in response to the COVID-19 pandemic have impacted, and could have a further material impact, on our operations and lead to an increase in our costs. For example, many countries, including the countries where we operate, have imposed strict travel-related measures such as travel restrictions and have introduced indefinite border closures, lockdowns, bans on public gatherings, curfews and business shutdowns. Such measures have also limited the availability of air freight, which has in turn increased the costs associated with transporting precious metals.

Sibanye-Stillwater’s operational costs have increased as a result of the wide-ranging protective measures it has adopted, including, among others, screening, testing and contact tracing, closure of offices and imposition of travel restrictions, procedures on return to work, mandating social distancing, sanitation and mask wearing, education and awareness communication to employees about COVID-19, assisting employees with remote working and supporting the mental wellbeing of employees.

Sibanye-Stillwater’s compliance with COVID-19 protocols during 2020 resulted in productivity declines of 23% for its SA gold operations, 4% for its US PGM operations and 18% for its South African PGM operations, respectively, as compared to the plan for the year ended 31 December 2020. The continuation of any measures, or the introduction of additional travel-related restrictions, could result in the inability of Sibanye-Stillwater’s suppliers to deliver components or raw materials on a timely basis and may limit or prevent Sibanye-Stillwater’s management and employees and other important third-parties from traveling to, or visiting, Sibanye-Stillwater’s operations. Further, any lockdowns or mandatory business shutdowns could result in a suspension of Sibanye-Stillwater’s operations and could bring its business to a standstill. Sibanye-Stillwater’s property and business interruption insurance and liability may not cover or be sufficient to fully cover any of Sibanye-Stillwater’s losses resulting from public health emergencies and other events that could disrupt our operations, such as COVID-19. See —Sibanye-Stillwater’s insurance coverage may not adequately satisfy all potential claims and exposures.

The full extent to which the COVID-19 pandemic will continue to impact Sibanye-Stillwater’s operational and financial performance will depend on future developments, which are highly uncertain and cannot be predicted. Any disruption to production or increased operational costs as a result of COVID-19 could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity

Sibanye-Stillwater’s workforce is unionised across all its operations, with a total of approximately 60,597 unionised employees (excluding DRDGOLD) as of 31 December 2020. Organised labour dynamics in the mining sector, particularly in South Africa, are volatile and uncertain and, as such, they have had, and may in the future have, a material adverse impact on our operations, production and financial performance. A recent increase in union activity and labour unrest in South Africa has resulted in more frequent industrial disputes and extended negotiations that have, along with other factors, negatively affected South Africa’s sovereign debt rating and subsequently the credit ratings of the country’s leading mining companies. For example, the Association of Mineworkers and Construction Union (AMCU) called a brief strike at the Kroondal operations during May 2016, which was later interdicted by the Labour Court of South Africa on the basis that it was unprotected. Between 6 June 2017 and 3 July 2017, despite communication with employees and agreement with the National Union of Mineworkers (NUM), employees at Cooke embarked on an unprotected strike following the implementation of measures to combat illegal mining following signs of collusion between illegal miners and employees. The illegal mining threatened the sustainability of the Cooke operations and posed a significant risk to the safety of employees and the surrounding communities. As a result of assisting illegal miners, 77 employees were arrested. Following a court interdict obtained by Sibanye-Stillwater on 8 June 2017, disciplinary measures were taken against striking employees, resulting in the dismissal of 99 employees, 407 employees being placed on final warnings and forfeiting their salaries and a further 869 employees forfeiting annual leave, in order to compensate for non-productive shifts. Approximately 300kg of planned gold production, equivalent to about R160 million in revenue, was lost at the Cooke operations during the strike. See also —Theft of gold, PGM and production inputs, as well as illegal artisanal mining, may occur on some of Sibanye-Stillwater’s properties. These activities are difficult to control, can disrupt Sibanye-Stillwater’s business and can expose Sibanye-Stillwater to liability.

In October 2015, Sibanye-Stillwater concluded a three-year labour agreement with the NUM, UASA the Union (UASA) and Solidarity in relation to Sibanye-Stillwater’s gold mines, but AMCU, which currently has minority recognition status at Beatrix and Kloof and majority status at Driefontein, rejected, and continued to reject, further alternative offers made by Sibanye-Stillwater. Despite the acceptance of the labour agreement by the NUM, UASA and Solidarity, and the extension thereof to all other employees, during March 2016, AMCU threatened industrial action should a higher wage not be agreed. This was averted by Sibanye-Stillwater entering into an agreement with AMCU for a marginally higher wage. In November 2017, Sibanye-Stillwater entered into a three-year wage agreement with AMCU, the NUM and Solidarity at the Kroondal operations effective from 1 July 2017.

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

On 14 January 2019, Sibanye-Stillwater received an additional notice from AMCU that it intended to embark on a secondary, protected strike at Sibanye-Stillwater’s South African PGM operations in support of the primary strike at Sibanye-Stillwater’s South African gold operations. In response to the secondary strike, on 18 January 2019, Sibanye-Stillwater launched an urgent application to interdict the primary strike on an interim basis, contending that the strike was unprotected because the wage agreement had been extended to employees who were non-parties, and thus such employees could not continue the strike concerning wages. On 22 January 2019, the secondary strike took place for one day with partial support from AMCU. On 8 February 2019, Sibanye-Stillwater’s application to interdict the strike was dismissed due to the fact that the Labour Court upheld AMCU’s special plea that the matter was res judicata, as the Labour Court previously determined in December 2018 that the NUM, UASA, and Solidarity did not represent the majority of Sibanye-Stillwater’s employees and therefore the 2018 Wage Agreement could not be extended. On 14 February 2019, AMCU launched an urgent application seeking an order declaring that the wage agreement extending to non-members was invalid. This matter was heard by the court on 27 February 2019 and judgment was reserved. On 20 March 2019, the Labour Court held that extension of the gold wage agreement concluded on 18 February 2019 with the NUM, UASA and Solidarity, and extended to AMCU and other non-unionised employees, was valid and lawful in terms of section 23(1)(d) of Labour Relations Act 66 of 1995 (the LRA). As a result of the legally binding nature of the extension agreement, Sibanye-Stillwater proceeded with the independent verification process to confirm the relevant unions’ level of representation required to implement the extension agreement. The verification process was concluded on 4 April 2019, which confirmed that, on 18 February 2019, the NUM, UASA and Solidarity collectively represented the majority of employees at the SA gold operations.

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

Despite an apparent decline of incidents of violence following an interdict on violence from the Labour Court and the establishment of picketing rules by the Commission for Conciliation, Mediation and Arbitration (CCMA) at the end of November 2018, violent episodes, including the burning of houses occupied by non-AMCU members, resumed in 2019. These incidents of violence have prompted the intervention of both the MRE Minister and the Minister of Police. In addition, Sibanye-Stillwater has instituted a contempt of court application against AMCU, AMCU’s senior officials and the striking employees who have contravened the court order interdicting the violence and prescribing the picketing rules, which was later withdrawn. For the period between 21 November 2019 to 15 March 2019, the South African Police Services arrested 153 striking employees for various incidents of unlawful conduct that constitute criminal offences.

In addition, from time to time, Sibanye-Stillwater undertakes Section 189A of the LRA (Section 189A Processes), which may result in retrenchment of employees and may impact production levels at affected operations. For example, on 26 January 2017, Sibanye-Stillwater announced that it had entered into a Section 189A Process at its South African platinum operations. On 1 November 2017, Sibanye-Stillwater further announced that it had concluded a Section 189A Process regarding the proposed restructuring of its gold operations and associated services pursuant to losses at Cooke and Beatrix West. As a result of the consultation process, Beatrix West remained in operation and is expected to remain in operation for as long as it makes a profit, on average, over any continuous three-month period, after accounting for All-in sustaining cost, which will provide employment for approximately 1,640 employees. In addition, in February 2019, Sibanye-Stillwater began a Section 189A Process to place the Beatrix 2 Plant on care and maintenance, despite the fact that Beatrix West remains operational. In the event that Beatrix West becomes loss making, its underground operations will be put on care and maintenance. Further, the underground mining operation at the Cooke 1, 2 and 3 shafts were placed on care and maintenance from the end of October 2017, while the Cooke surface processing plant will continue to operate for as long as there is sufficient feed material for it to be profitable, subject to various cost cutting measures being implemented. Through a Section 189A Process, 1,510 employees were transferred within the Company and as care and maintenance personnel for the Cooke underground operations. Approximately 2,025 employees were retrenched, with an additional 1,350 employees electing to take voluntary separation packages. An additional 620 employees replaced terminated contractors involved in non-critical activities across the Company. In total, 3,601 contractors have been displaced while employment for 3,282 employees has been preserved. On 14 February 2019, Sibanye-Stillwater issued a notice to commence a Section 189A Process regarding the possible restructuring of its gold operations and associated services, pursuant to ongoing financial losses experienced at Sibanye-Stillwater’s Beatrix and Driefontein operations. Approximately 4,950 employees and 850 contractors were directly impacted.

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

In the United States, Sibanye-Stillwater’s employees located at the Sibanye-Stillwater US PGM operations and the Metallurgical Processing facilities are covered by a collective bargaining agreement with the United Steel Workers Local 11-001 (USW Local 11-0001) entered into in 2015. This agreement expired on 1 June 2019, and was renegotiated for wages in June 2017 with employees receiving a 2% wage increase through January 2018, a 1% increase from January 2018 through June 2018 and a 2% increase in the final year through June 2019. Union negotiations to renew the collective bargaining agreement covering certain employees at the Sibanye-Stillwater US PGM operations and the Metallurgical Processing facilities reopened in March 2019. Sibanye-Stillwater concluded the wage negotiations in April 2019. The new five-year agreement has similar terms to the prior agreement, with minor revisions. Sibanye-Stillwater’s employees at the East Boulder Operation are covered by a separate collective bargaining agreement with USW Local 11-0001, which was entered into at the end of 2017 and expires in 2021. Under the new agreement, Sibanye-Stillwater’s employees at the East Boulder Operation received a 1% wage increase effective 1 January 2018 with annual increases of 2% in 2019, 2.5% in 2020 and 2% in 2021 as well as a US$1,000 bonus payment which was paid to each employee on 1 February 2018. Sibanye-Stillwater is subject to a risk of strikes and other labour disputes at its US operations, and its ability to alter labour costs is restricted by the fact that unionised employees are party to collective bargaining agreements.

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

On 27 November 2018, the President of South Africa signed into law the National Minimum Wage Act 9 of 2018 (the National Minimum Wage Act), the Labour Laws Amendment Act 10 of 2018 (the Labour Laws Amendment Act), the Basic Conditions of Employment Amendment Act 7 of 2018 (the Basic Conditions of Employment Amendment Act) and the Labour Relations Amendment Act 8 of 2018 (the Labour Relations Amendment Act), all of which became effective 1 January 2019.

The National Minimum Wage Act introduced a national minimum wage applicable to all employees of R20 per hour, and on 1 March 2021, the national minimum wage increased to R21.69 per hour. The Basic Conditions of Employment Amendment Act contains enforcement mechanisms for the National Minimum Wage Act. The wages of Sibanye-Stillwater’s unionised South African employees are regulated by the collective agreements described above, which exceed the minimum wages prescribed by the provisions of the National Minimum Wage Act. The Labour Relations Amendment Act amended the LRA, instituting changes mainly related to collective bargaining, the extension of bargaining council agreements to non-parties by the Minister of Labour, the prescribing of picketing rules, including providing for the extension of the meaning of ballot for a strike or lock-out to include a secret vote and the creation of an advisory arbitration panel to resolve strikes or lockouts that are, among other things, violent or cause national or local crisis affecting the conditions for the normal social and economic functioning of the community or society. The Labour Laws Amendment Act primarily seeks to amend the Basic Conditions of Employment Act, by introducing new types of leave that employees will be entitled to, such as parental, adoption and surrogacy leave, which varies between 10 days and 10 weeks.

Any of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Because Sibanye-Stillwater’s operations are regionally concentrated, disruptions in these regions could have a material adverse impact on the operations

The majority of Sibanye-Stillwater’s gold mining operations are located in the north western and south western margins of the Witwatersrand Basin in South Africa, and its South African platinum operations, including the recently acquired Marikana operations, are located in the Western Bushveld Igneous Complex (BIC) in close proximity to the town of Rustenburg in the North West Province. Sibanye-Stillwater’s US operations are concentrated in the state of Montana. As a result, any adverse economic, political or social conditions affecting these regions or surrounding regions, as well as natural disasters or coordinated strikes or other work stoppages, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

HIV/AIDS, TB and other contagious diseases pose risks to the Group in terms of lost productivity and increased costs

The prevalence of HIV/AIDS in South Africa poses risks to the Group in terms of potentially reduced productivity and increased medical and other costs. Compounding this are the concomitant infections, such as TB, that can accompany HIV illness, particularly during the latter stages, and cause additional healthcare-related costs. Further, certain underlying health conditions including conditions which compromise the immune system, such as HIV/AIDS, have worsened the outcomes among the individuals infected with COVID-19. See —The impact from, and measures taken to address, the COVID-19 pandemic may adversely affect Sibanye-Stillwater’s people, and may impact Sibanye-Stillwater’s business continuity, operating results, cash flows and financial condition. Additionally, the spread of contagious diseases such as respiratory diseases is exacerbated by communal housing and close quarters. The spread of such diseases could impact employees’ productivity, treatment costs and, therefore, operational costs.

If there is a significant increase in the incidence of HIV/AIDS infection and related diseases among the workforce, this may have a material adverse effect on the Group's business, operating results and financial condition.

Sibanye-Stillwater’s mineral reserves are estimates based on a number of assumptions, which, if changed, may require Sibanye-Stillwater to lower estimated mineral reserves

The mineral reserves of Sibanye-Stillwater are estimates based on assumptions regarding, among other things, Sibanye-Stillwater’s costs, expenditures, commodity prices, currency exchange rates, metallurgical and mining recovery assumptions, which may prove inaccurate due to a number of factors, many of which are beyond its control. For example, at Sibanye-Stillwater’s US PGM operations, unexpected geologic conditions, particularly faulting, have been, and can expect to be encountered as mining proceeds. The effect of faulting and its effects on geologic units that are close to the J-M Reef in some areas can result in additional dilution of ore grade during mining operations. In the event that Sibanye-Stillwater adversely revises any of the assumptions that underlie its mineral reserves, this may result in a revision of mineral reserves. In addition, mineral reserve estimates depend to some extent on statistical inferences drawn from limited drilling samples, which may prove to be unreliable or unrepresentative. Should Sibanye-Stillwater encounter mineralisation or formations at any of its mines or projects different from those predicted by drilling, sampling and similar examinations, mineral reserve estimates may have to be adjusted and mining plans may have to be altered. Any downward revision in Sibanye-Stillwater’s mineral reserves and, over the longer term, any failure to replace reserve ounces as they are mined may lead to an impairment or write down of assets, and may have a material adverse effect on its business, operating results, life of operations and financial condition.

Risks Related to Earnings Delivery

Changes in the market price for gold and PGMs, which in the past have fluctuated widely, affect the profitability of Sibanye-Stillwater’s gold and PGM mining operations and the cash flows generated by those operations

Sibanye-Stillwater’s revenue from its gold and platinum mining operations are primarily derived from the sale of gold and PGMs that it produces. Sibanye-Stillwater does not generally enter into commodity derivatives or other hedging arrangements in order to establish a price in advance of the sale of its gold or PGM production. However, Sibanye-Stillwater may consider commodity derivatives or other hedging from time to time to protect cash flows of marginal assets. As a result, it is generally fully exposed to changes in the gold and PGM prices, which could lead to reduced revenue should the gold or PGM basket price decline. For example, during the year ended 31 December 2020, the gold price fluctuated between US$1,472/oz and US$2,067/oz. During the year ended 31 December 2020, the platinum price fluctuated between US$605/oz and US$1,074/oz, the palladium price fluctuated between US$1,589/oz and US$2,814/oz and the rhodium price fluctuated between US$5,500/oz and US$16,650/oz. In its US recycling business, Sibanye-Stillwater regularly enters into fixed forward sales contracts for metal produced from catalyst recycling, normally making these commitments at the time the catalyst material is purchased. For Sibanye-Stillwater’s fixed forward sales related to recycling of catalysts, Sibanye-Stillwater is subject to the customers’ compliance with the terms of the agreements, their ability to terminate or suspend the agreements and their willingness and ability to pay.

The market price for gold has historically been volatile and is affected by numerous factors over which Sibanye-Stillwater has no control, such as general supply and demand, speculative trading activity and global economic drivers. For example, gold has historically been used as a hedge against unstable or lower economic performance, thus improved economic performance, particularly in the United States, may have a negative impact on the price for gold. After falling 45% between September 2011 and December 2015, when it hit a low of US$1,060/oz, the gold price recovered in fiscal 2017 hitting US$1,300/oz, before slightly declining again to US$1,285/oz at the end of fiscal 2018. At 31 December 2019, the gold price was US$1,528/oz. The market price for PGMs has been similarly volatile. In fiscal 2020, the market price for PGMs experienced long periods of volatility, primarily due to the COVID-19 pandemic. As of 31 December 2020, the gold, platinum, palladium and rhodium prices were US$1,891/oz, US$1,074/oz, US$2,203/oz and US$16,650/oz. See —The impact from, and measures taken to address, the COVID-19 pandemic may adversely affect Sibanye-Stillwater’s people, and may impact Sibanye-Stillwater’s business continuity, operating results, cash flows and financial condition.

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

Because gold and PGMs are generally sold in US Dollars, while the majority of Sibanye-Stillwater’s gold production and a substantial amount of Sibanye-Stillwater’s PGM production costs are denominated in Rand, Sibanye-Stillwater’s operating results and financial condition will be materially affected if there is a material change in the value of the Rand

Gold and PGMs are principally sold throughout the world in US dollars, but Sibanye-Stillwater’s costs of production at its operations in South Africa are primarily incurred in Rand. Recent volatility in the Rand has made our costs and results of operations less predictable than when currency exchange rates are more stable. The Rand has experienced significant devaluation against the US dollar falling from R10.34/US$ as at 31 December 2013 to R15.54/US$ as at 31 December 2015, before strengthening again to R14.00/US$ as at 31 December 2019. On 27 March 2020, following Moody’s downgrade of South Africa’s sovereign credit rating to non-investment grade, the value of the Rand was further devalued to R17.62/US$, followed by a gradual strengthening in the second half of fiscal 2020. Following the Moody’s downgrade, on 27 March 2020, the Rand strengthened by 16.6% against the US dollar to R14.69/US$ as at 31 December2020. See —The continued status of South Africa’s credit rating as non-investment grade may have an adverse effect on Sibanye-Stillwater’s ability to secure financing or could result in any such financing being available only at greater cost. Any significant increase or appreciation of the Rand against the US dollar would increase our operating costs in US dollar terms, and reduce revenue in Rand terms, which could materially adversely affect our operating results and financial condition from the South African operations. Conversely, a weakening of the Rand may result in higher inflation in South Africa, which would increase the prices Sibanye-Stillwater pays for products and services. In light of these factors and the likely impact on cash flow, our management regularly re-evaluates its current growth capital expenditure plans. Certain projects may be deferred or placed on care and maintenance until commodity prices sustainably improve, and/or currency exchange rate volatility has subsided. Should a strong Rand/US dollar exchange rate persist without a corresponding gain in commodity prices, Sibanye-Stillwater may consider increasing operational flexibility by adjusting mine plans, reducing capital expenditure or selling assets and, if necessary, consider options to increase funding flexibility. Also see —Sibanye-Stillwater has had, and may in the future have, a large amount of indebtedness, thereby potentially impacting profitability. All of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Our growth strategy, including acquisitions, may not deliver anticipated outcomes

Prior to Sibanye-Stillwater’s acquisitions of a number of PGM operations in southern Africa and the United States, the first of which was completed in April 2016, Sibanye-Stillwater’s core businesses were primarily focused on owning and operating underground and surface gold operations, as well as operating extraction and processing facilities for treatment of gold-bearing ore before it is refined. As noted in —Risks related to Sibanye-Stillwater’s business—Changes in the market price for gold and PGMs, which in the past have fluctuated widely, affect the profitability of Sibanye-Stillwater’s gold and PGM mining operations and the cash flows generated by those operations, market prices for gold and PGMs have fluctuated widely in the past, affecting the profitability of Sibanye-Stillwater’s gold and PGM mining operations and the cash flows generated by those operations. These operations have experienced significant volatility during the recent past.

Following the Stillwater Acquisition, the Rustenburg Acquisition, the Aquarius Acquisition and the Lonmin Acquisition, key components of Sibanye-Stillwater’s strategy have been to reorganise Sibanye-Stillwater’s operations into a southern African division/region and a US division/region, and to potentially grow our operations through expansion into further markets. Our growth strategy requires significant investment and places strain on our financial and management resources, as well as our compliance systems, as our management team will be required to support and oversee operations in an industry where they may have limited or no experience while at the same time ensuring that our management systems are suitable for our expanding operations. We cannot assure that we will be able to achieve the objectives our management anticipates or that our management will be able to manage any such processes successfully. Failure to achieve such objectives or any significant weakening of our overall management controls could have a material adverse effect on our business, operating results and financial condition.

Sibanye-Stillwater has had, and may in the future have, a large amount of indebtedness, thereby potentially impacting profitability

In order to conclude the Stillwater Acquisition, Sibanye-Stillwater temporarily increased its debt. Sibanye-Stillwater raised a US$2.65 billion bridge loan for the Stillwater Acquisition, which was subsequently refinanced through the US$1 billion Rights Issue, a US$1.05 billion bond offering and 2023 Convertible Bond. As a result of the increased borrowing, Sibanye-Stillwater’s leverage ratio increased from 0.6 times as at 31 December 2016 to 2.6 times as at 31 December 2017, and to 2.5 times as at 31 December 2018. As at 31 December 2019 and 2020, Sibanye-Stillwater had committed undrawn debt facilities of R5,688 million (US$406 million) and R7,336 million (US$499 million) and a leverage ratio of 1.4 times and 0.06 times, respectively. Sibanye-Stillwater’s credit facilities contain financial and/or other covenants and restrictions. Such covenants may include restrictions on Sibanye-Stillwater incurring additional financial indebtedness and obligations to maintain certain financial covenant ratios for as long as any amount is outstanding under such facilities. Specifically, Sibanye-Stillwater’s borrowing facilities permit a leverage ratio of 3.5:1 through to 31 December 2019, and 2.5:1, thereafter, calculated on a quarterly basis. Although Sibanye-Stillwater has deleveraged to its targeted leverage ratio of no greater than 1.0:1, there can be no guarantee that this leverage ratio will be maintained, particularly if Sibanye-Stillwater undertakes significant financing in the future (e.g. in connection with an acquisition). Further, Sibanye-Stillwater’s ability to maintain its leverage ratio may be impacted by the COVID-19 pandemic, including as a result of any impact to production as a result of any lockdown or other restrictive measures. For more information on COVID-19, see —The impact from, and measures taken to address, the COVID-19 pandemic may adversely affect Sibanye-Stillwater’s people, and may impact Sibanye-Stillwater’s business continuity, operating results, cash flows and financial condition.

Sibanye-Stillwater is also required to make production deliveries under the precious metals purchase agreement with Wheaton Precious Metals International Ltd. (Wheaton International) (the Agreement with Wheaton), which could make obtaining additional financing on favourable terms more difficult to arrange. Furthermore, there is no certainty that Sibanye-Stillwater be able to meet its delivery obligations thereunder.

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

The continued status of South Africa’s credit rating as non-investment grade may have an adverse effect on Sibanye-Stillwater’s ability to secure financing or could result in any such financing being available only at greater cost

Prior to 2018, the challenges facing the mining industry and other sectors, among other factors, had resulted in the downgrading of South Africa’s sovereign credit rating to non-investment grade by Standard & Poor’s and Fitch Ratings. Since 2018, on 23 March 2018, Moody’s affirmed its Baa3 sovereign credit rating for South Africa and upgraded its outlook to stable, listing the beginning of reform under president Ramaphosa. On 26 May 2018, Standard & Poor’s affirmed its non-investment sovereign credit rating for South Africa of BB with a stable outlook and on 23 November 2018 kept South Africa’s sovereign credit ratings unchanged at non-investment grade. On 26 July 2019, Fitch Ratings affirmed its sub-investment grade sovereign credit rating of BB+ for South Africa and downgraded its outlook from stable to negative. On 27 March 2020, Moody’s downgraded South Africa’s sovereign credit rating to the non-investment grade credit rating of Ba1 with a negative outlook, citing the continuing deterioration in fiscal strength and structurally very weak growth. On 3 April 2020, Fitch Ratings downgraded South Africa’s sovereign credit rating to BB, maintaining a negative outlook. On 29 April 2020, Standard & Poor’s downgraded South Africa’s sovereign credit rating to BB-, with a stable outlook. On 20 November 2020, each of Moody’s and Fitch downgraded South Africa’s sovereign credit rating further to Ba2 with a negative outlook, and BB- with a negative outlook, respectively.

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

Power cost increases in South Africa and elsewhere may adversely affect Sibanye-Stillwater’s results of operations

Sibanye-Stillwater’s mining operations in South Africa depend upon electrical power generated by the state-owned power supply utility, Eskom. See —Power stoppages, fluctuations and usage constraints may force Sibanye-Stillwater to halt or curtail operations. Eskom supplied approximately 90% of the country’s electricity needs during 2020. The electricity supply industry in South Africa, including Eskom tariffs, is regulated by NERSA. Eskom tariffs are determined through a consultative MYPD process, with occasional tariff increase adjustments under the RCA mechanism. In the most recent MYPD process, NERSA granted Eskom tariff increases of 9.42% (later adding an additional 4.4%) for the period 2019 to 2020, 8.1% (later adding an additional 0.66%) for the period 2020 to 2021 and 5.22% for the period 2021 to 2022. Subsequently, several notable developments have occurred:

•	The South African government provided Eskom with an additional R69 billion bailout over a three-year period, from 2019 to 2021. Eskom subsequently challenged the MYPD, RCA and NERSA’s treatment of the bailout as a tariff subsidy in South African court. On 28 July 2020, the South African court ruled in favour of Eskom, allowing the company to recover the additional R69 billion in a phased manner through future tariff increases. The revenue recovery of R10 billion (of the R69 billion) would occur for the 2021 to 2022 year. The remaining R59 billion revenue recovery would occur outside the MYPD period, likely in the 2022 to 2023 year and 2023 to 2024 year. Having accepted the decision on the merits of the case, NERSA appealed the remedy.

•	NERSA has additionally allowed the revenue recovery of R6.6 billion in the 2021 to 2022 year (half of NERSA’s determination of a R13.3 billion RCA amount for the period from 2018 to 2019), instead of the R27.3 billion amount that Eskom had applied for. The remaining half will be recovered in the 2022 to 2023 year.

•	Additionally, in June 2020, Eskom succeeded in obtaining a judgment to recover a portion of the additional shortfall of R35 billion for the periods from 2014 to 2015, 2015 to 2016 and 2016 to 2017, where NERSA had initially determined the RCA amount for those periods to be R32 billion when Eskom had applied for an amount of R67 billion. Approximately R4.7 billion of the determination will be liquidated in the 2021 to 2022 year.

Combined, these outcomes will impact the tariff increase implemented on 1 April 2021, which resulted in an increase of approximately 15%, instead of the initially previously approved 5.22% increase. As a result of the judgments rendered in favour of Eskom, and the potential for further RCA applications, it is likely that Eskom’s electricity tariffs will increase above-inflation in the future.

In February 2019, the President of South Africa announced the vertical unbundling of Eskom. While full state ownership will be maintained, the unbundling is expected to result in the separation of Eskom’s generation, transmission and distribution functions into separate entities, which may require legislative and/or policy reform. The unbundling is currently underway and is expected to be completed by December 2021 for the legal separation of the transmission function, and December 2022 for the generation and distribution functions. Poor reliability of the supply of electricity and instability in prices through the unbundling process is expected to continue. Should Sibanye-Stillwater experience further power tariff increases, its business operating results and financial condition may be adversely impacted.

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

If any of Sibanye-Stillwater’s operations do not perform in line with its expectations, Sibanye-Stillwater may be required to write down the carrying value of its long term assets, which could affect Sibanye-Stillwater’s profitability and the ability to pay dividends

In terms of IFRS, Sibanye-Stillwater is required to test the carrying value of long term assets or cash-generating units for impairment at least annually and more frequently if it has reason to believe that its expectations for the future cash flows generated by these assets may no longer be valid. If the results of operations and cash flows generated by Sibanye-Stillwater’s gold and PGM operations are not in line with its expectations, it may be required to write down the carrying value of the investment. Any write down could materially affect Sibanye-Stillwater’s business, operating results, operations and financial condition.

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

Theft of gold, PGM and production inputs, as well as illegal artisanal mining, may occur on some of Sibanye-Stillwater’s properties. These activities are difficult to control, can disrupt Sibanye-Stillwater’s business and can expose Sibanye-Stillwater to liability

Sibanye-Stillwater has experienced and may continue to experience illegal and artisanal mining activities and theft of precious metals bearing materials (which may be by employees or third parties) at its South African-based properties. The South African government has called for increased security at all mines following an explosion that resulted in several fatalities and trapped illegal miners underground at a mine in Middleburg, South Africa that is not associated with Sibanye-Stillwater. As a result, the government has called for increased security at all South African mines. In 2020, Sibanye-Stillwater experienced 226 incidents of illegal mining at its underground operations, resulting in the arrests of 549 illegal miners and 183 employees for assisting illegal mining activities. During the same period, there has been an increase in the number of incidents at Sibanye-Stillwater’s surface operations, with 683 incidents of illegal mining detected, resulting in the arrests of 263 illegal miners.

In addition, despite security controls being in place, Sibanye-Stillwater has experienced incidents of attempted theft at processing plants and concentrators, which contain material bearing gold and PGS. In 2020, the Minerals Council members reported 3 attacks on the gold processing facilities and operations of other gold producers.

Rising gold or PGM prices have been known to result in an increase in gold or PGM theft, expected to be principally at its South African-based mines. It is possible that mine owners may be held responsible for the actions of such illegal miners or for any damages, injuries or fatalities that occur due to their actions. The activities of illegal and artisanal miners could also lead to a reduction of mineral reserves, potentially affecting the economic viability of mining certain areas and shortening the lives of the operations, as well as causing possible operational disruption, project delays, disputes with illegal miners and communities, pollution or damage to property for which Sibanye-Stillwater could potentially be held responsible, leading to fines or other costs. Furthermore, regulatory uncertainty relating to the legalisation of currently illegal surface mining activities in South Africa may result in an increase in the scale and extent of such illegal surface mining activities in the future. The occurrence of any of these events could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater is subject to the imposition of various regulatory costs, such as income taxes and royalties, changes to which may have a material adverse effect on Sibanye-Stillwater’s operations and profits

In recent years, governments, communities, NGOs and trade unions in several jurisdictions have sought and, in some cases, have implemented greater cost imposts on the mining industry, including through the imposition of additional taxes and royalties. Such resource nationalism, whether in the form of cost imposts, interference in project management, mandatory social investment requirements, local content requirements or creeping expropriation could impact the global mining industry and Sibanye-Stillwater’s business, operating results and financial condition.

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

The CRC’s report was adopted by Parliament on 4 December 2018 and in December 2019, the draft South African Constitution Eighteenth Amendment Bill (Draft Constitution Eighteenth Amendment Bill), which introduced legislation to amend section 25 of South Africa’s Constitution, was published for public comment. The Draft Constitution Eighteenth Amendment Bill authorises the state to expropriate land for the purposes of land reform, including any improvements to land, without the need of providing compensation. It further provides that national legislation must be enacted to establish the specific circumstances under which a court may determine that land may be expropriated without compensation. In order to adopt the Draft Constitution Eighteenth Amendment Bill, two-thirds of the National Assembly must vote in favour of the amendment and it must also be approved by at least six out of the nine provinces of the National Council of Provinces. The provincial hearings commenced in February 2020. The ad-hoc committee, tasked with initiating and introducing the legislation required to amend Section 25 of the South African Constitution, was re-established in 2020 and is currently in the process of holding public hearings. It is expected to report its findings to the National Assembly during 2021.

In 2019, prior to the introduction of the Draft Constitution Eighteenth Amendment Bill, a draft expropriation bill (Draft Expropriation Bill) was published for public comment by the South African Minister for Public Works (Minister for Public Works), which would allow the state to expropriate land without compensation where doing so would be for a public purpose or in the public interest. In determining to expropriate land without compensation, this legislation would also require the consideration of “all relevant circumstances”, which include, among other things, whether the land is held purely for speculative purposes, is owned by the state or is abandoned. Following significant comments raised by the public on the Draft Expropriation Bill, in October 2020, a new draft expropriation bill (New Draft Expropriation Bill) was introduced by the Minister for Public Works of South Africa. The New Draft Expropriation Bill is currently being considered by the National Assembly.

Section 5(3) of the MPRDA provides a statutory right of access for the mining right holder to the mining area for the purposes of conducting mining operations and does not require the holder to own the land on which it conducts operations.

In South Africa, the ANC has adopted two recommended approaches to interacting with the mining industry. While the ANC has rejected the possibility of mine nationalisation for now, the first approach contemplates, among other things, greater state intervention in the mining industry, including the revision of existing royalties and the imposition of new taxes. For example, Sibanye-Stillwater is engaged in disputes with a South African municipalities regarding the valuation of certain property for the purposes of property-related taxes calculation. The second approach contemplates the South African government taking a more active role in the mining sector, including through the introduction of a state mining company to be involved in new projects either through partnerships or individually.

The adopted policies may impose additional restrictions, obligations, operational costs, taxes or royalty payments on mining companies, including Sibanye-Stillwater, any of which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

The South African Minister of Finance appointed the formerly operational Davis Tax Committee to review the mining corporate income tax regime at the time. The committee’s first interim report on mining, which was released for public comment on 13 August 2015, proposed no changes to the royalty regime but recommended the discontinuation of the upfront capital expenditure write-off regime in favour of an accelerated capital expenditure depreciation regime. In addition, the report recommended retaining the so called “gold formula” for existing gold mines only, as new gold mines would be unlikely to be established in circumstances where profits are marginal or where gold mines would conduct mining of the type intended to be encouraged by the formula. The committee also recommended the phasing out of additional capital allowances available to gold mines in order to bring the gold mining corporate income tax regime in line with the tax system applicable to all taxpayers. On 13 November 2017, following a period of public comment, the Davis Tax Committee issued its final report which largely reaffirmed its initial recommendations. On 31 July 2020, the South African National Treasury published for public comment the 2020 Draft Taxation Laws Amendments Bill which proposed, amongst others, amendments to disallow contract miners from benefitting from the accelerated capital expenditure allowance and the elimination of the Minister of Finance’s discretion to uplift the ring-fencing of capital expenditure per mine. Various stakeholders raised issues with the draft bill during the public consultation period. Consequently, in October 2020, the South African National Treasury decided to postpone the adoption of the amendments until the 2021 legislative cycle as it continues to review the comments raised. It is not clear at this stage which, if any, of the recommendations or proposals will be adopted as legislation.

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

Sibanye-Stillwater’s insurance coverage may not adequately satisfy all potential claims and exposures

Sibanye-Stillwater has an insurance programme, including partial self-insurance. However, Sibanye-Stillwater may become subject to liability (including that which arises out of class-action or other litigation) against which it has not been insured, cannot insure or is insufficiently insured, including those relating to past mining activities, data protection and cybersecurity breaches. In addition, Sibanye-Stillwater’s existing property and business interruption insurance and liability may not cover a particular event at all or be sufficient to fully cover Sibanye-Stillwater’s losses, including, without limitation, as a result of natural disasters, public health emergencies and other events that could disrupt our operations, such as COVID-19. See —The impact from, and measures taken to address, the COVID-19 pandemic may adversely affect Sibanye-Stillwater’s people, and may impact Sibanye-Stillwater’s business continuity, operating results, cash flows and financial condition. Sibanye-Stillwater’s existing property and liability insurance contains specific exclusions and limitations on coverage. For example, should Sibanye-Stillwater be subject to any regulation or criminal fines or penalties, these amounts would not be covered under its insurance programme. Should Sibanye-Stillwater suffer a major loss, which is insufficiently covered, future earnings could be affected. In addition, certain classes of insurance may not continue to be available at economically acceptable premiums. As a result, in the future, Sibanye-Stillwater’s insurance coverage may not fully cover the extent of claims against it or any cross-claims made.

Sibanye-Stillwater’s US recycling business relies on maintaining relationships with third-party suppliers and has other credit and operational risks

In the United States, Sibanye-Stillwater sources automotive and industrial catalyst materials from third-parties through both purchase and tolling arrangements. Sibanye-Stillwater has entered into sourcing arrangements for recycled materials with various suppliers, and it depends on those suppliers to provide catalyst and other industrial sources for recycling. Sibanye-Stillwater is subject to the suppliers’ compliance with the terms of these arrangements and to their contractual right to terminate or suspend the agreement. Should one or more of these sourcing arrangements be terminated, Sibanye-Stillwater might be unable to source replacement recyclable materials on terms that are acceptable to Sibanye-Stillwater. If Sibanye-Stillwater is unable to source sufficient quantities of recycled materials, the US recycling business would become less profitable, and this loss could negatively affect Sibanye-Stillwater’s business and results of operations. Similarly, these suppliers in turn typically source material from various other third parties in a competitive market, and there can be no assurance of the suppliers’ continuing ability or willingness to source material on behalf of Sibanye-Stillwater at current volumes and prices. Any constraint on the suppliers’ ability to source material could reduce the profitability of Sibanye-Stillwater’s US recycling business.

From time to time, Sibanye-Stillwater may advance cash to third-party brokers and suppliers to support the purchase and collection of spent catalyst materials and other industrial sources. These advances are normally made at the time that material arrives at or is ready for shipment to Sibanye-Stillwater’s facilities. In some cases, Sibanye-Stillwater has a security interest in the materials that the suppliers have procured but which Sibanye-Stillwater has not yet received. The unsecured portion of these advances is fully at risk.

Sibanye-Stillwater regularly advances money to its established recycling suppliers for catalyst material that Sibanye-Stillwater has physically received and carries in its processing inventories. These advances typically represent some portion of the estimated total value of each shipment until final assays are completed determining the actual PGM content of the shipment. Upon completion of the shipment assays, a final settlement takes place based on the actual value of the shipment. However, pending completion of the assays, the payments are based on the estimated PGM content of each shipment, which could vary from the actual PGM content upon assay. Should the estimated PGM content upon assay significantly exceed the actual PGM content, Sibanye-Stillwater may be at risk for a portion of the amount advanced. Should the supplier be unable to settle such an overpayment or seek protection from creditors, Sibanye-Stillwater could incur a loss to the extent of any overpayment.

In its US recycling business, Sibanye-Stillwater regularly enters into fixed forward sales contracts for metal produced from catalyst recycling, normally making these commitments at the time the catalyst material is purchased. For Sibanye-Stillwater’s fixed forward sales related to recycling of catalysts, Sibanye-Stillwater is subject to the customers’ compliance with the terms of the agreements, their ability to terminate or suspend the agreements and their willingness and ability to pay. The loss of any of these agreements or failure of a counterparty to perform could require Sibanye-Stillwater to sell or purchase the contracted metal in the open market, potentially at a significant loss. Sibanye-Stillwater’s revenues for the year ended 31 December 2020, included 20% from recycling sales and tolling fees in the United States.

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

The effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries is uncertain

On 31 March 2021, the US Department of Treasury released the “Made in America Tax Plan Report”, which describes President Biden’s Made in America tax plan, part of the newly announced American Jobs Plan. The report seeks to reform the existing US tax legislation by, among other things, proposing to increase the corporate tax rate in the US from 21% to 28%. In addition, it proposes a minimum tax of 15% applied against book income, for corporations with more than US$100 million of book earnings, when it is less than taxable income. There are also provisions in the plan that could potentially impact the ability to deduct expenses paid to foreign related parties and could eliminate the percentage depletion deduction for tax purposes. The percentage depletion deduction is a permanent tax deduction which has reduced Sibanye-Stillwater’s taxable income in recent years. While the plan does not specifically address this deduction, the Biden administration is focussed on the fossil fuel industry and may look to eliminate incentives, including tax incentives, to the mining industry in general. The plan will be presented to US Congress and, while it will be subject to an extensive legislative process, it will likely be adopted in some form and will apply to tax years beginning in 2022. It is uncertain whether the approved legislation will reflect the current proposals or any other changes to the existing US tax regime. The future finalisation of these proposed tax measures may have a significant impact on future US cash taxes and may require a remeasurement of future deferred tax assets and liabilities in the period of enactment, which in turn could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Risks Related to Sibanye-Stillwater’s Shares and ADSs

Sibanye-Stillwater’s non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand

Dividends or distributions with respect to Sibanye-Stillwater’s shares have historically been paid in Rand. The US dollar or other currency equivalent of future dividends or distributions with respect to Sibanye-Stillwater’s shares, if any, will be adversely affected by potential future reductions in the value of the Rand against the US dollar or other currencies. While South African Exchange Control Regulations have been relaxed in recent years, in the future, it is possible that there will be further changes in South African exchange controls, such that dividends paid out of trading profits will not be freely transferable outside South Africa to shareholders who are not residents of the CMA. See the section entitled Further Information—Additional Information—South African Exchange Control limitations affecting security holders.

Sibanye-Stillwater may not pay dividends or make similar payments to its shareholders in the future due to various factors and any dividend payments made may be subject to withholding tax

Sibanye-Stillwater’s expected dividend policy is to return at least 25% to 35% of normalised earnings to shareholders. Sibanye-Stillwater may pay cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Sibanye-Stillwater’s capital expenditures on both existing infrastructure, as well as on exploration and other projects and other cash requirements existing at the time. Under South African law, Sibanye-Stillwater will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act, and is permitted to do so in terms of the Memorandum of Incorporation. Given these factors and the Sibanye-Stillwater Board’s discretion to declare cash dividends or other similar payments, dividends may not be paid in the future. It should be noted that a 20% withholding tax is required to be withheld on dividends paid by, among others, certain South African resident companies (including Sibanye-Stillwater) to any person.

The withholding tax on dividends is subject to domestic exemptions or relief in terms of an applicable double taxation treaty. The application of such domestic exemptions or relief in terms of an applicable double taxation treaty is subject to the making of certain declarations and undertakings by the beneficial owner of the dividends and providing the same to Sibanye-Stillwater or regulated intermediary making payment of the dividend. In terms of the US Treaty, the dividends tax rate is reduced to 5% of the gross amount of the dividends if a corporate US holder holds directly at least 10% of the voting stock of a South African company. In all other cases, the maximum withholding tax rate is 20% of the gross amount of the dividend. Based on current legislation, the declaration and undertaking entitling the holder to a reduced dividend tax must be renewed at least every five years, subject to certain exemptions. See the section entitled Further Information—Additional information—Taxation—Certain South African tax considerations—Withholding tax on dividends and Further Information—Financial information—Dividend policy and dividend distributions.

Sibanye-Stillwater’s shares are subject to dilution as a result, which could adversely affect their trading price

Shareholders’ equity interests in Sibanye-Stillwater will be diluted to the extent of future exercises or settlements of rights under the 2013 Sibanye-Stillwater Share Plan or the 2017 Sibanye-Stillwater Share Plan and any additional rights. Sibanye-Stillwater shares are also subject to dilution in the event that the Sibanye-Stillwater Board is required to issue new shares in compliance with applicable BBBEE legislation. See —Risks related to Sibanye-Stillwater’s business—Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute.

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

A large volume of sales of Sibanye-Stillwater’s shares by all at once or in tranches, could decrease the prevailing market price of Sibanye-Stillwater’s shares and could impair Sibanye-Stillwater’s ability to raise capital through the sale of equity securities in the future. Additionally, even if substantial sales are not affected, the mere perception of the possibility of these sales could decrease the market price of Sibanye-Stillwater’s shares and could have a negative effect on Sibanye-Stillwater’s ability to raise capital in the future. Further, anticipated downward pressure on Sibanye-Stillwater’s ordinary share price due to actual or anticipated sales of shares could cause some institutions or individuals to engage in short sales of Sibanye-Stillwater’s shares, which may itself cause the price of the shares to decline.

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

Investors should be aware that, as a matter of South African law, courts may only award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Awards of punitive damages are unknown to the South African legal system, and are regarded as being contrary to public policy. Whether a judgment is contrary to public policy will depend on the facts of each case. Exorbitant, unconscionable or excessive awards will generally be contrary to public policy and contractually stipulated penalties are subject to and limited by the provisions of the Conventional Penalties Act, 1962. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. However, a South African court may, in certain circumstances, require expert evidence in relation to the law of the jurisdiction which governs the contract in question. It is doubtful whether an original action based on US federal securities laws or the laws of other jurisdictions outside South Africa may be brought before South African courts. Further, a plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. In addition, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.

Investors should also be aware that a foreign judgment is not directly enforceable in South Africa, but only constitutes a cause of action. Such a judgment will be enforced by South African courts only if certain conditions are met.

INFORMATION ON THE COMPANY

Sibanye-Stillwater’s Mining Operations

US PGM Operations: Stillwater and East Boulder

General

The Stillwater (including the Blitz Project) and East Boulder operations are located near the towns of Nye and McLeod in Montana, USA. Both are underground PGM operations. PGM production commenced in 1986 and has largely been uninterrupted.

The mining assets are located on the front range of the Beartooth Mountains with elevations exceeding 2,700m above mean sea level (amsl). The two operations are within the Custer and Gallatin national forests.

Snow in the winter occasionally poses adverse operating conditions and can have an impact on mine site access, but has not significantly hindered operations since mining commenced.

The operations both target the J-M Reef zone, predominantly via mechanised ramp and fill (R&F) mining method.

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

The Stillwater operation has two principal mining sections. The current section (Stillwater West), which has been in operation since 1986, produces approximately 230koz per annum of platinum and palladium in concentrate. The Blitz section (Stillwater East), a major expansion project currently under development, started ore production in 2017 and is currently producing 99koz per annum. The two sections combined produced 374koz in 2020. The current section of the operation is accessed by a 580m deep shaft and five portals. The Blitz section is accessed by two portals.

East Boulder has been in operation since 2002 and after the completion of the Fill the Mill expansion project during late 2020 is expected to produce approximately 275koz per annum of platinum and palladium in concentrate. The East Boulder operation is accessed via twin 5,800m long decline tunnels.

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

Mineralisation Characteristics

The J-M Reef is a magmatic reef type PGM deposit defined as the palladium-platinum rich stratigraphic interval, mainly occurring within a troctolite (olivine-bearing-I (OB-I) zone) of the Lower Banded Series. Palladium and platinum are the main PGMs, both constituting between 7g/t to 40g/t over a variable thickness with economic mineralised thickness ranging from 0.9m - 2.7m and averaging 1.8m. The ratios of palladium to platinum in metallurgical concentrate are known to range from 3.4:1 (in situ 3.5:1) at Stillwater to 3.5:1 (in situ 3.6:1) at East Boulder.

By-products of gold, rhodium, copper and nickel are recovered at the concentrators, smelter and refinery. Other associated PGMs such as iridium, ruthenium and osmium occur in low quantities and are generally not evaluated by Stillwater. The visual identification of the J-M Reef is facilitated by the presence of approximately 0.25% to locally 3% visible associated disseminated copper-nickel pathfinder sulphide minerals

Infrastructure

Stillwater

Key infrastructure includes the mining operations and ancillary buildings that contain the concentrator, workshop, warehouse, changing facilities, headframe, hoist house, sand, paste plants, water treatment, storage facilities and offices.

East Boulder

Key infrastructure includes the mining operations and ancillary buildings that contain the concentrator, workshop, warehouse, changing facilities, twin tunnels to access mine, sand plant, water treatment, storage facilities and offices.

Hoisting and Production Capacities

Operating shaft	Operating hoisting capacity	Planned production (1)

	(ktpm)
Stillwater shaft	165	107
Blitz rail	122	92
East Boulder rail	137	64

Note:
(1)	Planned production is five-year hoisted average from 2021 onwards

Mining Method

The three principal mining methods are:

•	Mechanised R&F (both overhand and underhand) (80%-90%);

•	Sub-level extraction by long hole, open stoping with hydraulic backfilling (10%-15%); and

•	Overhand cut and fill (C&F) stoping, utilising either raisebore or Alimak for access (less than 5%).

Life of Mine

Stillwater

It is estimated that the current mineral reserves will sustain the Stillwater operation until 2045, and the Blitz Project has the potential to significantly expand the mineral reserves beyond 2055.

East Boulder

It is estimated that the current mineral reserves will sustain East Boulder until 2059.

Mineral Processing and Capacity

Plant name	Type	Design capacity		Current operational capacity	Average recovery factor	Material treated

	(tpd)				(%)
Stillwater	Flotation	3,100	(1)	2,500	92.2	UG
East Boulder	Flotation	1,800		1,600	90.8	UG

Note:
(1)	Stillwater concentrator operational capacity is planned to increase to meet design capacity in 2021 which is needed to process ore from the Blitz area

Tailings Disposal and Capacity

Stillwater

Currently, 64% of all concentrator tailings are returned underground for backfill; the remaining 36% is sent via pipeline to Hertzler surface tailings facility (TSF) situated 11km north of Stillwater. The existing storage facility has 5,180kt of storage remaining with expansion planned to add an additional 10,200kt of storage in 2030; the Hertzler storage facility, with the planned expansion, will have adequate storage.

East Boulder

Currently, 48% of all concentrator tailings are returned underground for backfill; the remaining 50% is sent via pipeline to a TSF adjacent to the mine site. The existing storage facility has 5,210kt of storage remaining; an expansion is planned to add an additional 5,460kt of storage in 2030; the facility, including the planned expansion, will have adequate storage.

Key Developments and Brownfield Projects (On-Mine)

Blitz Project

In 2020 the Blitz (Stillwater East) expansion project at the Stillwater mine realised 99koz in 2020, the project schedule was revisited after substantial delays due to water inflow encountered in the Benbow decline. The current plan puts targeted production of 300koz in 2024. This addition is expected to bring the Stillwater Mine Complex to 625koz annually.

East Boulder “Fill the Mill” Project

The East Boulder “Fill the Mill” project was completed in the fourth quarter of 2020 with the addition of a seventh production mining block to the previous six. This will allow East Boulder to fill its mill capacity, which is expected to move East Boulder ounce production from 230koz to 275koz annually.

US Projects

The US operations are supported by a pipeline of exploration stage projects, distributed throughout the Americas, including the Altar, Marathon, Rio Grande and Denison projects. During the year, the respective managing partners of these assets made significant strides in unlocking their value.

Altar

The Altar project, located within San Juan province, Argentina, is an advanced stage porphyry copper-gold exploration project.

Aldebaran Resources Inc (Aldebaran), a subsidiary of Regulus, has entered into a JV and option agreement with Stillwater Canada LLC, an indirect subsidiary of Sibanye-Stillwater, to acquire up to an 80% interest in Peregrine Metals Limited, a wholly-owned subsidiary of Sibanye-Stillwater, which owns the Altar copper-gold project. Aldebaran committed to carry the next US$30 million of spend at the Altar Project over a maximum of five years (inclusive of 2018 drilling that was conducted between February and May of 2018) as an initial earn-in of a 60% interest in the Altar Project. Aldebaran may also elect to earn-in an additional 20% interest in the Altar Project by spending an additional US$25 million over a three-year period following the initial earn-in. Sibanye-Stillwater also retains an indirect exposure to all Aldebaran’s assets (including the Rio Grande project) through its 19.9% shareholding in Aldebaran. Aldebaran is the operator of the JV. As at 31 December 2020, no earn-in had been affected and the attributable ownership continued to be 100%.

Rio Grande

The Rio Grande project (owned and managed by Aldebaran, which the Group owns a 19.9% shareholding in) is a copper-gold porphyry deposit with an associated iron oxide copper-gold (IOCG) style alteration, exploration stage project.

Marathon

The Marathon project is a PGM-gold-copper project, situated 10km north of Marathon, Ontario province, Canada.

During fiscal 2019, Sibanye-Stillwater concluded an acquisition agreement with Gen Mining through which Gen Mining acquired a 51% interest in the Marathon project and formed an unincorporated JV with Stillwater Canada Inc, in exchange for a cash consideration of CAD$3.0 million and an 8.1% equity interest in Gen Mining. Gen Mining has the option to earn up to an 80% interest through spending of CAD$10 million and preparing a Preliminary Economic Assessment (PEA) within four years of the property acquisition date, which was 11 July 2019. Gen Mining is the operator of the JV and has assumed all liabilities of the property.

In 2020, Gen Mining increased its shareholding in Marathon to 80% through satisfying certain agreement conditions, which included preparing a PEA. The project is currently undergoing a mining feasibility study (FS), planned for completion during early fiscal 2021. Sibanye-Stillwater retains the option to acquire back up to 51% of the project, and also retains an indirect exposure to all Gen Mining Projects, including Marathon, through an 8% direct shareholding in Gen Mining.

Denison

The Denison project was acquired as part of the Lonmin transaction.

The Denison project is a PGM exploration project on the Sudbury Igneous Complex (SIC), approximately 30km to the west-southwest of the town of Sudbury, and includes two zones adjacent to the old workings of the Crean Hill operation (the 109FW and 9400 zones).

Lonmin Limited (renamed to Sibanye UK Limited after year end), a wholly-owned subsidiary of Sibanye-Stillwater, owns 64.9% of Lonmin Canada Inc. (Loncan) which holds the Denison property. The Denison project is managed and operated, under agreement, by Walbridge Mining Company Limited, who currently owns 18% of the project.

US Projects: Altar

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

Licence Status and Holdings

The property and mineral concessions are held by Peregrine Metals Limited, which includes the Argentine subsidiary Peregrine Minera Argentina, SA.

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

Key Developments and Intentions

The historical Resource estimate at Altar (2018) used a low cut-off grade and was aimed at a large volume, low-grade operation. As such, the mineralisation model was geostatistically constrained and did not make use of a geological model to constrain and define zones of higher-grade mineralisation.

The current aim is to generate an updated NI 43-101 Compliant Resource Statement, using geological constraints, aimed at highlighting the location, geometry and volume of the higher-grade copper-gold zones. This will be followed up by a drill programme, to follow up on higher-grade intercepts encountered in recent drilling and to test newly defined targets that have never been drilled. Combined, this could lead to a more targeted, higher-grade mining approach, delivering superior economics.

Exploration Results

In order to develop the detailed geological model required to constrain the planned mineralisation estimate update, the following work was completed in 2020:

•	A detailed core relogging programme was completed (approximately 115,000m of core);

•	Surface geological mapping covering approximately 3,000ha;

•	A surface talus fine geochemical sampling programme was completed (1,915 fine samples collected);

•	A ground magnetic geophysical survey was conducted, covering approximately 4,425ha; and

•	A hyperspectral survey and associated structural analysis were conducted.

This has led to the creation of a fault block model for the Altar cluster of porphyries and better definition and modelling of the supergene and hypogene copper zones, as well as the copper and gold grade shells that are included in the fault blocks.

The mineralisation estimate for the Altar deposit has not been updated since 2018 and is dated 16 August 2018. It was prepared to NI 43-101 standards by John M. Marek, RM-SME, QP for Independent Mining consultants, Inc. and Stanford T. Foy, RM-SME, Sibanye-Stillwater.

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

The project has been explored by various operators since 1999, including Mansfield Minerals Inc., Teck-Resources Limited, Antares Minerals Inc., and Regulus from 2011 to June 2018. Exploration activities have included prospecting, mapping, trenching geophysics, geochemistry, and drilling. From 2001 to 2012, 130 drill holes totalling 74,210m were completed on the property. The most recent drilling was conducted in 2013 when Regulus drilled four holes for 1,200m at Cerro Cori, located east of Rio Grande.

Licence Status and Holdings

The project consists of one contiguous block comprised of nine mining concessions, totalling 180 claims, covering an area of approximately 16,953ha.

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

Key Developments and Intentions

Roscoe Postle Associates Inc. prepared an independent technical report on the Rio Grande project in 2018. The contained estimate of potentially economic mineralisation is based on a potential opencast scenario, with a combination heap leaching and flotation envisaged for the processing of oxide, transition and sulphide material types.

Exploration Results

No further exploration work was conducted during fiscal 2020.

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

Licence Status and Holdings

The original Marathon property, held by Stillwater Canada Inc. from 2010 to 2019, has since been enlarged by Gen Mining through the periodic staking of unpatented mining claims. Gen Mining, during the summer of 2019, staked an additional 215 claim blocks totalling 4,558ha. This increased Gen Mining’s land position to include 45 leases and 1,071 claims, or 21,965ha (219.65km2). The 45 leases are located in Seeley Lake township and total 4,810.19ha.

All claims have been renewed to their respective anniversary dates from 2020 to 2022. The claims are registered in the name of Generation PGM Inc., a subsidiary of Gen Mining.

Deposit Type and Mineralisation Characteristics

The Marathon deposit consists of several large, thick and continuous zones of disseminated sulphide mineralisation hosted within the Two Duck Lake Gabbro. The mineralised zones occur as shallow dipping sub-parallel lenses that follow the basal gabbro contact and are labelled as footwall, main, hanging wall zones and the W horizon. The main zone is the thickest and most continuous zone. For 516 drillhole intersections, with intervals greater than 4m thick, the average thickness is 35m and the maximum is 183m.

Sulphides in the Two Duck Lake Gabbro consist predominantly of chalcopyrite, pyrrhotite and minor amounts of bornite, pentlandite, cobaltite, and pyrite. The proportions of sulphide minerals as determined in a QEMSCAN survey of a bulk sample are 2.75% pyrrhotite, 0.79% copper-iron sulphides (chalcopyrite and bornite), 0.09% pentlandite and trace amounts of pyrite, galena and sphalerite.

A prominent feature of the Marathon deposit is the local and extreme enrichment of PGM with respect to copper. For example, high grade samples from the W horizon that contain between 25g/t and 50g/t palladium might also contain very low concentrations of copper (less than 0.02%). The separation of PGM from copper is observed throughout the deposit but is most common near the top of the mineralised zone. In the southern half of the deposit, PGM enrichment is most prominent in the W horizon.

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

The Sally deposit is situated on the north-eastern margin of the complex, strikes east – southeast, dips 45º to 50º south and extends over a 1.2km strike length and is open in all directions. Drilling has identified four main mineralised zones at the Sally deposit. The second and third mineralised zones are typically 40 to 50m and 40m thick, respectively, and are hosted by the Two Duck Lake Gabbro which is the same host rock as at the Marathon deposit.

Key Developments and Intentions

In January 2020, Gen Mining released the results of a PEA based on the latest mineralisation model completed in 2019 by P&E Mining Consultants Inc. Among the key findings of the PEA was an expected 14 year LoM (including credits for copper, platinum, gold and silver) at an average of 194,000 palladium-equivalent ounces produced per year.

Based on this positive outcome, Gen Mining initiated a FS in July 2020, and in parallel restarted the environment assessment review and approval process for the Marathon project with the federal and provincial government agencies.

Upon a FS being prepared and the management committee of the joint venture making a positive commercial production decision, so long as Sibanye-Stillwater has a minimum 20% interest in the property, then Sibanye-Stillwater will have 90 days to exercise an option to increase its participating interest in the joint venture from its current percentage up to 51% (the percentage differential) by agreeing to fund an amount of the total capital costs as estimated in the FS, multiplied by the percentage differential, in addition to its pro rata proportion of costs that it would fund at its current participating interest level. Should this option be exercised, Sibanye-Stillwater would also take over operatorship of the project at such time.

Exploration Results

Apart from advancing the mining study, ongoing exploration work during 2020 year has led to a number of outcomes. A combination of passive and Spartan Magnetotelluric (MT) seismic surveys, led to the discovery of a large, high velocity seismic anomaly that extends at depth from the Sally deposit, as well as a prospective target which consists of a discrete, previously undrilled, conductive MT anomaly situated at a vertical depth of approximately 650m down dip and immediately west of the Marathon palladium copper deposit. This was followed up with a 5,068m exploration drill programme along the Western margin of the Marathon deposit. It targeted the identified magnetic anomaly at the Marathon deposit, considered to be the location of the feeder channel for the main zone of the Marathon deposit. The drilling results from hole M-20-548 confirmed the existence of a high-grade zone of palladium mineralisation within the heart of the deposit’s main feeder zone approximately 250m down dip from the Marathon deposit. Significant base metal mineralisation, in the form of massive sulphides, was also encountered in this hole. The drill density is low in this area which is highly prospective, both along strike and down dip, for high grade W-Horizon mineralisation as well as net textured to massive sulphides.

US Projects: Denison

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

The historic Crean Hill operation consists of the main, intermediate, and west nickel-copper deposits. All three deposits have been mined by both underground and open pit methods. The earliest workings at Crean Hill operation date back over 130 years, when the operation first began production in 1885. Since then, the deposit has had on-again, off-again production. In its most recent iteration, the operation was operated by Inco Limited (now known as Vale Canada Limited (Vale)) as an underground mine. The operation closed in 2002.

The Denison 109FW deposit rests in the immediate footwall of the Crean Hill massive to semi-massive contact nickel-copper (PGM) main orebody, which has been largely mined out.

Licence Status and Holdings

As part of the 2018 termination of joint venture agreement between Loncan and Vale, Vale transferred to Loncan, a 100% beneficial right, title and interest in and to the mining rights within the Denison property boundary to a depth of 4,500 feet below the collar of the Crean Hill mine shaft. These rights are for the extraction of all metals/minerals with no expiry date, provided mining taxes are paid on the property. Vale holds the legal title to the revised Denison property as nominee titleholder until such time as the strata survey has been completed and deposited in the applicable land titles office, and Vale has completed the transfer of legal title to the revised Denison property to Loncan. The surface rights for the Denison property are held as patented ground by Vale.

As Denison is on patented land, exploration plan and permit applications are not required by Ontario’s Ministry of Northern Mines and Development for exploration and advanced exploration work. The property is also considered an active mining area, where any mining activities that fit within the current closure plan may commence without additional permitting. It is however likely that additional studies and/or permitting would be required before commencing any mining activity.

Deposit Type and Mineralisation Characteristics

The SIC was formed as the result of a meteorite impact which struck the boundary of the plutons and gneisses of the Superior Province and meta-sediments and volcanics of the Southern Province 1.85 billion years ago. It is the second largest known meteorite impact structure on earth, underlying an area of approximately 1,540km². The SIC is geographically divided into three main areas, the north, south and east ranges. The mineral deposits on the Denison property occur at the basal contact or in the footwall of the SIC’s south range.

Most of the ore previously mined at Denison and several zones of the current economic mineralisation on the Denison property consist of Ni-Cu-PGM contact mineralisation hosted along the basal contact of the SIC, however several zones of the current mineralisation include Cu-PGM-rich mineralisation largely hosted in the Huronian metasediment and metavolcanic sequence in the immediate footwall to the SIC. The contact of the SIC with the host sequence is near vertical in the Denison area and is locally overturned.

The 109FW and 9400 zones are two examples of mineralised zone which host the PGM-rich footwall style mineralisation. The Cu-PGM mineralisation referred to as the 109FW zone was delineated after the mine closed in 2002. The zone is located along two intersecting linear structures close to this contact and plunges approximately 70º to the east-northeast. The mineralisation has been continually traced by drilling from its surface outcrop to a depth of 400m below surface.

The approximately ‘V-shaped’ orebody comprises two linear zones of approximately 80m and 150m in length, which vary between approximately 3m and 30m in thickness. The orebody is at its widest point where the zones intersect.

The 9400 Zone was discovered prior to the mine closure and is interpreted as westwards extension of the Crean Hill west orebody, however, subsequent exploration drilling significantly added to the resource. The zone is near vertical in disposition and trends obliquely to the SIC contact. The mineralisation plunges approximately 75º to the east-southeast and has been continually traced from near surface to a depth of 760m below surface. The orebody is tabular, thin at the eastern margin and thickens and branches into two to three limbs at the western margin with a strike length of around 200m on average. The thickness varies from 3m to 39m, with the widest point where the branches intersect. The 9400 transition from Ni-Cu-PGM contact mineralisation in the east to low sulphide PGM-rich footwall mineralisation at the western extents.

Key Developments and Intentions

In October 2019, WSP Canada Inc. was commissioned by Loncan to review the existing historical mineralisation estimates and to generate mineralisation estimates for the remaining unestimated mineral zones, identify significant targets for future exploration and provide a technical report summarising the entire project. The updated mineralisation estimate has an effective date of 29 September 2020. Parts of several zones of the 2020 mineralisation estimate, including the 101, 109FW, 9400, and Remnant zones, are considered amenable to extraction by either opencast mining to a depth of up to 150m, or longhole open stoping mining or a combination of both. In May of 2020 Loncan commissioned SRK to complete a PEA based upon the block model developed by WSP and to provide report that aligns with the requirements of CIM NI 43-101. The PEA includes both opencast and underground components and the technical reports’ effective date is December 2020.

The outcome of the PEA, which considered opencast mining, a combination of opencast and underground mining, and solely underground mining, demonstrated that there are reasonable prospects for economic extraction, under reasonable costs and price assumptions, of portions of several zones of the 2020 mineralisation estimates including the 101, 109FW, 9400, and Remnant zones.

The PEA also identified opportunities, such as incorporating ore sorting technology, which could have the potential to significantly improve the economics of the project. The work conducted for the PEA is however insufficient to support mineralisation estimates at this stage.

Exploration Results

No new exploration work was conducted during fiscal 2020. Despite over 100 years of mining and exploration activity there is still significant exploration potential on the Denison property. The targets for future exploration activities include the extension of the high grade 109FW PGM mineralisation below the current delineated extent, Ni-Cu-PGE mineralisation of the 99 zone exploration target, and the geophysical targets in the under-explored eastern half of the property. This is designed to convert opencast material from Inferred mineralisation classification to a minimum of Indicated mineralisation classification, convert a portion of the exploration target to Inferred mineralisation and delineate significant additional mineralisation.

SA PGM Operations: Marikana

General

The Marikana operations (Western Platinum Proprietary Limited (WPL) and Eastern Platinum Limited (EPL)) are located in the Marikana district, 40km to the east of the town of Rustenburg in the North West province of South Africa. The lease area covers approximately 214km2 and is in excess of 30km from east to west and 15km from north to south. Surface climatic conditions are mild and minimally affect the underground mining operations.

Marikana currently has five contributing shafts: 4Belt, K3, Rowland, Saffy and E3. The Merensky and the UG2 Reefs are mined simultaneously at an average depth of 500m and are accessed via infrastructure consisting of shallow incline and deep vertical shafts. The 4Belt shallow incline, K3 and Rowland vertical shafts target both the Merensky Reef and UG2 Reef horizons, whilst the E3 shallow incline and Saffy vertical shaft target only the UG2 Reef. The primary vertical shaft complexes account for the largest portion of the mineral reserves.

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

Apart from the underground operations, there is one tailings retreatment operation. The re-mining of eastern tailings dam 1 (ETD1) occurs by hydro mining with high pressure water guns and the tailings are retreated at the Bulk Tailings Treatment (BTT) plant. At the Marikana operation all concentrate is refined by the PMR. In addition, WPL has certain POC agreements with third parties to process concentrate.

Licence Status and Holdings

The mineral rights for the Marikana operations comprise several mining rights. There are two mining rights within WPL, which have been converted to new order mining rights 11/2008MR and 29/2008MR.

The mining rights within EPL were converted to new order mining rights 16/2008MR and 13/3008MR. These mining rights are for the extraction of PGMs and, where applicable, the associated minerals, and will continue until September 2037.

ETD1 is located within the area covered by mining right 16/2008MR on the farm Turffontein 462JQ and is currently being remined.

Mineralisation Characteristics

The Marikana mining rights areas are underlain by the Merensky and UG2 Reefs over a strike length of approximately 27km. The strata and reefs strike in an approximately east-west direction and generally dip between 8°N in the west, gradually increasing to 13°N in the extreme east of the property.

The UG2 Reef normally comprises a narrow tabular chromitite layer, which varies in thickness between 1.0m and 1.4m. Localised internal waste comprising pyroxenite or anorthosite can occur. To the west of the property, the Leader Chromitite layer separates from the main UG2 Chromitite, creating a zone of “split facies”. This affects the far western areas of K3 and K4. The UG2 Reef underlies the Merensky Reef by between 130m and 210m, the middling between the two reefs gradually increasing across the operations from west to east.

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

All Merensky Reef mining cuts at Marikana occurs as distinct and continuous layers within the Merensky package. In general, the facies change from east south-east to west north-west. Lower grade non-pegmatoidal types (which include Marikana, Westplats, Thin and Eastplats) occur in the central and east, whereas the higher grade pegmatoidal types (which include Brakspruit, Rustenburg operation) occur in the western and deeper areas of the property. The layered nature of the Western Limb of the BIC makes it possible to identify different lithological and stratigraphic units, which facilitates the interpretation of geological disturbances such as dykes, faults, potholes and Iron Rich Ultramafic Pegmatoid (IRUP).

Infrastructure

Marikana is a large, established mine, with all the necessary surface infrastructure and processing facilities to support mining operations. Apart from the five operating shafts, 4Belt, K3, Rowland, Saffy and E3, it hosts a number of shafts under care and maintenance.

Hoisting and Production Capacities

Operating shaft	Operating hoisting capacity	Planned production (1)

	(ktpm)
K3	290	181
4B Incline	168	73
Rowland	260	141
Saffy	220	164
E3 Incline	110	49

Note:
(1)	Planned production is five-year hoisted average from 2021 onwards

Mining Method

For vertical shafts, the conventional up-dip down-dip mining with a limited amount of breast mining is used. With respect to shallow inclines, the conventional breast mining with a limited amount of up-dip down-dip mining is employed.

Life of Mine

16 years (until 2036) based on current mineral reserves at operations that are currently at steady state production. The K4 Project however is anticipated to have a LoM of 51 years with expected closure in 2071.

Mineral Processing and Capacity

Plant name	Design capacity	Current operational capacity	Average recovery factor	Material treated

	(kptm)		(%)
Karee A	140	148	87.0	MER underground
Karee B	120	125	86.5	UG2 underground
K4	125	135	85.0	MER and UG2 underground
EPL	180	225	80.0	UG2 underground
1 Shaft BTT	300	300	25.0	Historic tailings
ETTP	274	223	23.5	Tailings

Chrome Processing

Plant name	Design capacity	Current operational capacity	Average recovery factor	Material treated

	(kptm)		(%)
Glencore (EPL)	280	225	25.0	EP UG2 tailings
Arxo (K3 B)	120	125	17.5	WP UG2 tailings
Glencore (K4)	125	135	13.0	WP UG2 tailings
Chromtech (BTT)	300	300	9.5	EP UG2 tailings

Tailings Disposal and Capacity

•	K3A concentrator deposition to KTD 3a and 3b – 145ktpm (life of TSF until 2025 at current deposition rate);

•	K3B concentrator deposition to KTD 2 – 105ktpm (life of TSF until 2024 at current deposition rate);

•	K4 concentrator deposition to KTD4 – 116ktpm (life of TSF until 2044 at current deposition rate);

•	EPL concentrator deposition to ETD 2 – 207ktpm (life of TSF until 2028 at current deposition rate); and

•	1 Shaft BTT concentrator to WPTD 6 – 270ktpm (life of TSF until 2025 at current deposition rate).

Key Developments and Brownfield Projects (On-Mine)

During 2020, the FS into the K4 project was concluded. The project was approved for construction by the Board during quarter one, 2021. The Karee 4 (K4) vertical shaft ore-body is located on the western boundary of the Marikana operations mining lease area and represents the down-dip extension to the currently producing K3 decline shaft block and the Rowland decline shaft block.

The K4 Shaft is earmarked as the production replacement shaft for Sibanye-Stillwater’s 4 Belt Shaft as well as part of the K3 shaft. Development of the 8.6m concrete lined vertical shaft and 6.1m diameter ventilation shaft as well as access development on the shaft stations have been completed. The K4 Shaft services ten levels and will enable mining from 26 level down to 35 level on the Merensky and 28 level to 35 level on the UG2 reef ranging in depth from 837m to 1287m below surface.

The underground opportunity at K4 covers both the Merensky and UG2 Reefs, on a 60:40 split during steady state. At steady state, mining production is planned at 191,000 run of mine (RoM) ore tonnes per month, yielding 21.5Koz 4E PGMs per month. The mining method will be conventional breast mining.

The UG2 defined mineralisation of economic interest within the K4 shaft block contains 55.7Mt at a 3PGE+Au grade of 4.98g/t (Pt, Pd, Rh and Au) and 8.93Moz of3PGE+Au. The Merensky defined mineralisation of economic interest within the K4 shaft block contains 59.4Mt at a 3PGE+Au grade of 5.44 g/t (Pt, Pd, Rh and Au) and 10.40Moz of 3PGE+Au.

SA PGM Operations: Rustenburg

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

The ore body is accessed from surface using conventional underground mining methods to 34 Level (the deepest working level) at Siphumelele Shaft, approximately 1,350m below surface, to 28 Level (the deepest working level) at Khuseleka 1 Shaft, approximately 927m below surface, and 29 Level (the deepest working level) at Thembelani 1 Shaft. The ore body at Bathopele is accessed from surface via two decline clusters using mechanised mining methods to a depth of approximately 500m below surface.

The vertical shafts target both the Merensky Reef and UG2 Reef horizons, whilst the shallow, mechanised Bathopele targets only the UG2 Reef. The underground ore is treated at both the Waterval UG2 and Waterval Retrofit concentrators, after which it is subject to a smelting and refining agreement with the Rustenburg section of Anglo American Platinum Limited (Anglo American Platinum). The Waterval UG2 concentrator has an integrated chrome recovery circuit, which recovers a chrome concentrate from the UG2 ore.

Apart from the underground operations, there are also two tailings retreatment operations:

•	Western Limb Tailings Retreatment Plant treats tailings from the old Waterval and Klipfontein TSFs, via hydro mining; and

•	Tails from the Waterval TSFs and Waterval UG2 and Retrofit concentrators are retreated at the Platinum Mile plant.

Licence Status and Holdings

Sibanye Rustenburg Platinum Mines Proprietary Limited (SRPM) is the holder of a mining right under DMRE Ref No NW30/5/1/2/2/82 MR (SRPM Mining Right) valid from 29 July 2010 to 28 July 2040.

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

Reef disruptions in the form of potholing, faulting, IRUP and dykes occur throughout the orebody resulting in an average geological loss of approximately 15%.

Infrastructure

Rustenburg is a large, established mine, with all the necessary surface infrastructure to support mining operations.

Apart from the four operating shafts, which are Khuseleka 1, Thembelani 1, Siphumelele 1 and Bathopele, Rustenburg hosts a number of shafts under care and maintenance.

Hoisting and Production Capacities

Operating shaft	Operating hoisting capacity	Planned production (1)

	(ktpm)
Siphumelele	195	65
Khuseleka	225	140
Thembelani	220	140
Bathopele	280	260

Note:
(1)	Planned production is five-year hoisted average from 2021 onwards

Mining Method

For vertical shafts, the conventional scattered breast mining is used, and with respect to mechanised declines, bord and pillar mining is employed.

Life of Mine

The LoM is 32 years (until 2052), based on current mineral reserves.

Mineral Processing and Capacity

Plant name	Design capacity	Current operational capacity	Average recovery factor	Material treated

	(kptm)		(%)
Waterval UG2 concentrator	450	420	84.0	UG2 from underground
Waterval retrofit concentrator	650	450	74.0	MER and UG2 from underground
CRP(1)	440	440	11.0	Fresh UG2 tailings
WLTR plant	450	380	28.0	Historic tailings
Platinum Mile	800	650	12.0	Fresh and historic tailings

Note:
(1)	Chrome retreatment plant (CRP) treats UG2 rougher middlings to recover a saleable chromite concentrate

Tailings Disposal and Capacity

The two TSFs cater for the planned 750ktpm depositional requirements to beyond 2052. These TSFs consist of the Hoedspruit TSF active dam (with tonnes being added from WLTR plant) and the Paardekraal TSF active dam (with tonnes being added from Retrofit and UG2 plants).

Key Developments and Brownfield Projects (On-Mine)

At Siphumelele shaft, a study has been initiated to replace the dwindling Merensky Reef mineral reserves, which is mined via a decline shaft system, extending below the lowest level (29 Level) of the vertical shaft system.

The Siphumelele UG2 orebody, which is targeted in this project, will be accessed via the primary vertical shaft. The target area will be down-dip of the Kroondal mechanised Bambanani, Simunye and Kopaneng shafts, and extend between the existing 21 and 29 Levels. The Eastern limit is defined by the Siphumelele 2 Shaft boundary and the Western limit by the boundaries of Khomanani 1 Shaft and Thembelani 1 Shaft.

The area has a total available UG2 mineralisation estimates of approximately 140Mt @ 4.95g/t (4E) for a total of 22.2Moz (4E). The targeted mining method is Conventional Breast mining, with steady state mining production planned at 180,000 ROM ore tonnes per month.

Currently, there have been no mineral reserves declared for this area.

SA PGM Operations: Kroondal

General

Kroondal is situated in the magisterial district of Rustenburg, approximately 120km northwest of Johannesburg and about 120km west of Pretoria Tshwane (Pretoria) in the North West province of South Africa.

The Kroondal operation is a 50:50 JV with Anglo American Platinum and is subject to a pooling and sharing agreement (PSA), whereby the Sibanye-Stillwater infrastructure is utilised to access ore body on the Anglo American Platinum held MR. The JV is managed by Sibanye-Stillwater.

Kroondal consists of established shallow, mechanised PGM operations in the BIC.

The UG2 Reef is exploited and the deposit is accessed from surface using decline systems and mined via a bord and pillar mining method. Mining takes place at depths between 250m and 550m below surface.

RoM ore is treated via two concentrator processing plants (Kroondal 1 (K1) and Kroondal 2 (K2)) and there is spare processing capacity at a third concentrator plant, which is currently under care and maintenance (Marikana plant). The concentrate is sold to RPM, a wholly owned subsidiary of Anglo American Platinum, under an off-take agreement.

The Kroondal Extension area, an area situated down-dip of the original PSA agreement area, is mined on a royalty basis to Anglo American Platinum.

Over the past several years, the Klipfontein TSF has been reprocessed and deposited onto Hoedspruit TSF. As a result of this, an area of shallow UG2 Resource that was previously overlain by the Klipfontein TSF has become available to mine. This area is amenable to opencast mining methods and constitutes what is known as the Klipfontein Opencast Project.

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

The two chromitite horizons, termed the UG2 leader seam and the UG2 main seam, are about 20cm and 70cm thick respectively, and the pyroxenite parting has a variable thickness of up to 4m, but is typically less than 1.5m.

The mining cut typically includes both the seams, and the minimum mining width is 200cm and the maximum is 270cm, which includes the internal pyroxenite.

The orebody is tabular, laterally continuous with relatively long-range grade consistency and predictability.

Reef disruptions in the form of potholing, faulting, IRUP and dykes occur throughout the orebody, resulting in an average geological loss of approximately 15% except for the Bambanani Shaft which is about 30%.

Infrastructure

Kroondal is a large, established mine with all the necessary surface infrastructure to support mining operations.

Apart from the five operating shafts, Kwezi, K6, Kopaneng, Simunye and Bambanani, it hosts five shafts under care and maintenance.

Hoisting and Production Capacities

Operating shaft	Operating hoisting capacity	Planned production (1)

	(ktpm)
Kwezi	150	145
K6	140	125
Kopaneng	186	144
Simunye	160	141
Bambanani	130	120

Notes:
(1)	Planned production is five-year hoisted average from 2021 onwards

Mining Method

The bord and pillar mining method is utilised. In addition, opencast mining will be used during the commencement of the Klipfontein Opencast Project.

Life of Mine

It is estimated that the current mineral reserves will sustain the operations until 2032.

Mineral Processing and Capacity

Plant name	Type	Design capacity	Current operational capacity	Average recovery factor	Material treated

		(kptm)		(%)
K1(1)	Concentrator	290	290	81.7	UG2
K2(2)(3)	Concentrator	300	300	80.0	UG2

Note:

(1) Ore from K6 and Kopaneng Shafts is processed at K1 plant
(2) Currently ore from Kwezi, Simunye and Bambanani Shafts is processed at K2 plant
(3) Ore from the Klipfontein Opencast Project will be processed at the K2 plant

Tailings Disposal and Capacity

Three TSFs currently cater for the 600ktpm depositional requirements. Although the current available capacity is not sufficient to cater for the LoM mineral reserves, projects are being conducted to assess additional storage facilities in redundant, worked-out open pits.

•	K1 TSF receives tailings from K1 concentrator plant;

•	K150 TSF receives tailings from K1 and K2 concentrator plants (portion of K1);

•	K2 TSF receives tailings from K2 concentrator plant; and

•	Marikana TSF receives tailings from K2 concentrator plant.

All delivered ore from underground goes through a dense medium separation plant that removes approximately 30% of total volume delivered, which is principally waste material (pyroxenite). This process enhances the feed grade of the ore received by the concentrators and also assists to minimise the tailings depositional requirements.

Key Developments and Brownfield Projects (On-Mine)

The Klipfontein UG2 opencast FS was completed in June 2020, and approved by the Board during quarter one, 2021, for construction. The project is located along the outcrop of the UG2 Reef, between the Bambanani and Marikana 4#. The defined mineralisation of economic interest of the Klipfontein UG2 has approximately 0.9Moz and 1.8Mt of ore at an average grade of 3.3g/t (3PGE+Au) within the project area.

The proposed Klipfontein opencast pit has a strike length of 2km and will extend to a maximum depth of about 40m. A roll-over mining methodology will be applied, with an average stripping ratio of 11.28. Production of 50ktpm of RoM ore is targeted for a total production of 300koz 4E PGM per annum for three years. Rehabilitation will be completed by the mining contractor at the end of the three-year mine life.

The opencast Mineral Reserve will be treated through the existing PSA infrastructure and the metals will be sold through the existing Kroondal offtake agreement with Anglo American Platinum.

During 2020, a study was launched into the feasibility of mining the three tailings dam facilities located at the Kroondal operations namely: K1, K2 and the Marikana dams. Both PGM and chrome extraction is targeted. The drilling and resource estimation of the dumps, which totals approximately 78Mt of tailings material, have been concluded. A total of 4,700m was drilled for this project which was derived from 200 individual drillholes. The technical and economic study into the project is currently being advanced, aiming for conclusion in 2021, where-after a decision on the publishing of mineral reserves will be made.

SA PGM Operations: Mimosa

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

Although mineralisation is very consistent, localised disruption to reef due to pegmatoids and washout channels have been encountered in some areas of the mine.

Unlike the BIC, the reef is not in contact with or within chromitite seams. The MSZ has definitive metal profiles which are consistent.

Infrastructure

•	Two adits (Blore and Wedza) for access to the mine and material handling

•	21km underground conveyor network with ore bunker

•	Two 850kW, four 280kW, two 220kW and one 900kW main primary exhaust fans

•	10 raise bore ventilation shafts with four planned for future sinking

•	Two main surface magazines and four underground distribution stores

•	Anfo mixing shed and bulk emulsion storage facilities

•	Surface administration offices, change houses, surface workshops and a clinic

Hoisting and Production Capacities

Operating shaft	Operating hoisting capacity	Planned production (1)

	(ktpm)
Wedza and Mtshinigwe	220	217

Note:
(1)	Planned production is five-year hoisted average from 2021 onwards

Mining Method

Bord and pillar

Life of Mine

It is estimated that the current mineral reserves will sustain the operations until 2032.

Mineral Processing and Capacity

Plant name	Type	Design capacity	Current operational capacity	Average recovery factor	Material treated

		(kptm)		(%)
Mimosa (1)	Concentrator	185	227	77.7	UG MSZ

Note:
(1)	Concentrates transported by road to South Africa for smelting and refining at the Implats facilities

Tailings Disposal and Capacity

Tailings are contained on site in a dedicated TSF, which has sufficient storage capacity to sustain the LoM mineral reserves.

Key Developments and Brownfield Projects (On-Mine)

Exploration development is currently concentrated on the South Hill. For the 2020 and 2021 financial years, 3,520m of surface diamond drilling will be completed for resource estimation and geotechnical assessment purposes. Two holes drilled in 2019 in the Mtshingwe Block, confirmed that the reef is more than 100m below that of the South Hill reef.

A total of 758m of surface exploration drilling is planned for the area adjacent to Wedza West. These holes will be drilled in the area adjacent to the lease boundary in order to convert part of the area to a defined mineralisation of economic interest.

The North Hill Bankable Feasibility Study was completed in December 2020 and will undergo Third Party Review followed by Peer Review in the third quarter of 2021.

SA PGM Projects

The South African PGM operations are supported by a pipeline of five projects, which are at varying stages of development. The projects – Akanani, Limpopo, Hoedspruit, Blue Ridge and Zondernaam – are all located on the BIC in South Africa and present opportunities to sustain and/or enhance the current production profile. During fiscal 2020, the Group advanced studies into Akanani, Limpopo, Hoedspruit and Blue Ridge.

Akanani

Akanani is an advanced stage exploration project located on the Northern Limb of the BIC, in the Limpopo province of South Africa, targeting the Platreef Pyroxenite orebody. The project was acquired by Sibanye-Stillwater in 2019 as part of the Lonmin transaction. Sibanye-Stillwater has an effective 93.1% interest in Akanani Mining Proprietary Limited, via its shareholding in WPL.

Limpopo

The Limpopo project is located on the northern sector of the Eastern Limb of the BIC in the Limpopo province of South Africa. The larger project area consists of three contiguous mineral title areas, namely Voorspoed, Dwaalkop and Doornvlei. They are centred around the Baobab Mining Operation, located on the Voorspoed mining right, which is under care and maintenance. Sibanye-Stillwater has an effective 95.3% interest in the Baobab mine and the Doornvlei mining right. A total of 45.3% of the Dwaalkop prospecting right is held by Mvelephanda Resources Limited (a wholly owned subsidiary of Northam Platinum Limited).

Hoedspruit

Hoedspruit Platinum Exploration Proprietary Limited (Hoedspruit Platinum Exploration) is a prospecting right in the Rustenburg area, situated between the Rustenburg and Marikana operations’ mining rights. Sibanye-Stillwater holds an effective 74% interest, whilst 26% is held by Watervale Proprietary Limited, an empowerment company controlled by Savannah Resources Proprietary Limited.

Blue Ridge

Blue Ridge is a mothballed operation, placed on care and maintenance in 2011. This 50:50 JV with Imbani Platinum (a division of Imbani Holdings Proprietary Limited), is situated approximately 30km southeast of Groblersdal on the Eastern Limb of the BIC. Sibanye-Stillwater owns a 50% stake in the JV following its acquisition of Aquarius in 2016. The operation, constructed in 2007, was placed on care and maintenance on the back of depressed PGM prices, and has remained on care and maintenance ever since.

Zondernaam

The Zondernaam project, a JV between Sibanye-Stillwater (74%) and Bakgaga Mining Proprietary Limited (26%), is an early stage exploration project situated along the northern part of the Eastern Limb of the BIC, which has had limited drilling to date.

SA PGM Projects: Akanani

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

A unique feature of the Platreef Pyroxenite mineralisation, is the ratio of platinum to palladium, which is close to a 1:1 ratio, as well as the high concentration in base metal by-products, with nickel and copper grading 0.24% and 0.13%, respectively, resulting in a diversified metal mix.

Key Developments

The large thickness of the orebody makes the ore body amenable to fully mechanised, bulk mining methods. A pre-feasibility study conducted in fiscal 2017 provides for a mine design where a 320,000tpm operation was focused on a mining block located in the south eastern portion of the property. Due to the economic outcome of the study, no Mineral Reserve has been declared on the property.

The focus on the project in 2020 was on updating the PFS financial evaluation, conducting environmental specialist studies, preparing a Mining Right application and assessing the optimal strategy to maximise asset value within the Sibanye-Stillwater portfolio.

Exploration Results

No exploration activities were conducted during fiscal 2020.

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

The larger project area consists of three contiguous mineral titles areas, Voorspoed, Dwaalkop and Doornvlei. These areas are centred around the Baobab operation, which is situated on the Voorspoed mining right.

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

Licence Status and Holdings

Voorspoed is held by WPL and holds a mining right. The Voorspoed mining right commenced on 26 February 2014 and will continue for a period of 30 years, ending on 25 February 2044.

The Dwaalkop block, directly to the east of Voorspoed, forms a JV between both WPL and Mvelephanda Resources Limited (a wholly owned subsidiary of Northam Platinum Limited). It incorporates portions of the Dwaalkop, Rooibokbult and Turfpan farms. An application for a mining right was lodged with the DMRE in respect of Dwaalkop in April 2009. The Dwaalkop mining right application is currently pending.

Doornvlei is held by WPL and holds a mining right. The Doornvlei mining right commenced on 26 February 2014 and will continue for a period of thirty years, ending on 25 February 2044.

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

A detailed FS in this regard was completed by DRA Global Proprietary Limited in 2017, which proposed a phased approach, starting with the re-opening of the Baobab operation, and then incorporating production from the Dwaalkop and Voorspoed areas via a series of decline portals.

Due to capital constraints within Lonmin at the time, combined with continued suppressed PGM prices which negatively impacted the project evaluation, the development was postponed.

During 2020 the FS was reviewed and a conceptual level re-opening study for the Baobab operation was completed, based on a mechanized long-hole stoping methodology, which demonstrated the financial viability of the project. Due to the steep dip of the UG2 and Merensky Reefs, the project remains an attractive mechanisation option, which fits well with Sibanye-Stillwater’s strategic goals. Development of the project remains subject to group capital expenditure ranking, and no mineral reserves have been declared on these assets.

Exploration Results

The nature of both the Merensky and UG2 Reefs in the area has been established by underground mining, underground sampling, surface trenching, surface drilling and an airborne magnetic survey.

Between 1960 and 2009, numerous phases of drilling were conducted by various mining companies. No exploration work has been conducted over the Limpopo properties in the period between 2010 and 2020.

SA PGM Projects: Hoedspruit

General

The Hoedspruit project is located near the town of Rustenburg in the North West province of South Africa.

The property comprises an area of approximately 578.6ha situated adjacent and contiguous to Rustenburg’s Siphumulele 1 Shaft to the west and Siphumelele 2 Shaft to the south and updip.

License Status and Holdings

Sibanye-Stillwater, through its acquisition of Aquarius in 2016, holds both directly and indirectly, 74% of the outstanding share capital of Hoedspruit Platinum Exploration, with the remaining 26% held by Watervale Proprietary Limited, an empowerment company controlled by Savannah Resources Proprietary Limited.

Hoedspruit Platinum Exploration was granted a prospecting right under DMRE Ref No NW30/5/1/1/2/1300 PR which lapsed on the 14 December 2011. An application for renewal of the prospecting right was submitted, and finalization of this application is currently the subject of discussions between the company and the DMRE. The company believes there is a reasonable expectation of success.

Deposit Type and Mineralisation Characteristics

Both the Merensky and UG2 Reefs are developed on the property with the Merensky developed at depths ranging from 898m to 1,315m, while the depth of the UG2 Reef varies from 1,042m to 1,408m. Mineralisation characteristics are similar to that of the Rustenburg section.

Key Developments and Intentions

The area borders the SRPM and Marikana mining right areas and forms a natural extension to mining at these operations. As a result, the ultimate intention is to have this area incorporated into the SRPM Mining Right.

Exploration Results

While no recent exploration drilling has taken place, sufficient exploration drilling has been done on this project to be used alongside sound geological information from Siphumelele 1 Shaft to the west and Siphumelele 2 Shaft to the south for detailed operational planning. Currently, there have been no mineral reserves declared on this property.

SA PGM Projects: Blue Ridge

General

The Blue Ridge project 50:50 JV with Imbani Platinum, is situated on the Blaauwbank farm, approximately 30km southeast of Groblersdal on the Eastern Limb of the BIC. It is located in an undulating area, marked by bushveld savannah and a mild climate.

The project was originally owned by Ridge Mining Proprietary Limited (Ridge Mining), who developed it in partnership with Imbani Platinum. Ridge Mining started exploration in 2001, completed a FS by the end of 2005. Mine development started in January 2007 and Aquarius acquired Ridge Mining in July 2009. The mine was placed on care and maintenance in 2011, on the back of depressed PGM prices, and has remained on care and maintenance ever since. Sibanye-Stillwater owns its 50% stake in the JV following its acquisition of Aquarius in 2016.

License Status and Holdings

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

Key Developments and Brownfield Projects (On-Mine)

During 2020, a pre-feasibility study into re-opening the mine was completed by The Minerals Corporation, which clarified the economic assumptions required to successfully restart the mine. This also included a fully revised mineralisation estimate for the deposit. The estimate has downgraded, principally due to a reinterpretation of the northern boundary fault location, which had a significant tonnage impact on the defined mineralisation of economic interest. The variances in the PGE grade are insignificant. Reasonable prospects for economic extraction have been demonstrated under the assumptions provided overleaf.

Due to the complex nature of the shareholding, and the historic project finance agreements which included significant external debt holders, significant barriers exist to the restart of this operation.

This mining operation remains under care and maintenance while Sibanye-Stillwater engages with its partners and stakeholders to find an optimum way to maximize value for all.

Exploration Results

No exploration work has been undertaken at this operation since being placed under care and maintenance in 2011.

SA PGM Projects: Zondernaam

General

The Zondernaam project is an exploration stage project situated along the east-west trending, northern part of the Eastern Limb of the BIC.

It is located about 35km east of Lebowakgomo, Limpopo province. It comprises seven contiguous farms to the north of the Phosiri dome and to the west of the Bokoni platinum mine.

Licence Status and Holdings

The project comprises two PRs held by Zondernaam Mining Proprietary Limited, a JV between the fully held subsidiary Aquarius Platinum (SA) Corporate Services Proprietary Limited (74%) and Bakgaga Mining Proprietary Limited (26%), with DMRE Ref No LP30/5/1/1/2/0406 PR and LP30/5/1/1/2/0824 PR.

LP30/5/1/1/2/0406 PR expired on 10 October 2010 and LP30/5/1/1/2/0824 PR expired on 12 September 2011. Applications for renewal of both PRs for a further 3 years were submitted and have been granted during 2019.

Mineralisation Characteristics

The UG2 Reef and Merensky Reef horizons of the BIC are targeted but are not known to outcrop on the project area. They are estimated to truncate at depth (approximately 1,500m) against the Transvaal sequence.

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

Key Developments

Due to the depth of the mineralisation (in excess of 1,500m), the project is not currently being considered for advancement or development. To date, seven exploration holes have been drilled and confirm the presence of both the UG2 and Merensky Reefs.

The exceptional grades encountered on the UG2 (6.4 g/t), over widths of between 0.8m and 1.65m support the reasonable prospect for eventual economic extraction. The depth is also comparable to new shafts sunk at Impala Platinum and Lonmin (K4).

Exploration Results

No exploration was conducted in 2020.

Gold Operations: Kloof

General

Kloof, a shallow to ultra-deep level gold mine, was formed when the Venterspost, Libanon, Leeudoorn and Kloof gold mines were amalgamated in 2000. The first shaft however, was established in 1934 at Venterspost. The Kloof operation is situated in the West Wits Line of the Witwatersrand Basin, near the towns of Randfontein and Westonaria, approximately 60km west of Johannesburg, in the Gauteng province of South Africa.

Mining at Kloof is not influenced by climatic extremes, due to its relatively flat grasslands. Urban areas cover large areas of the mining right, but agricultural activities are also present.

Licence Status and Holdings

Kloof is operated under a converted mining right, held in terms of the provisions of the MPRDA under DMRE Ref No GP30/5/1/2/2(66) MR (Kloof MR). The Kloof MR is valid from 30 January 2007 to 29 January 2027 in respect of a mining area totaling 20,087ha.

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

Mineralisation Characteristics

The Ventersdorp Contact Reef (VCR) is the main exploited reef (71 per cent), with additional secondary reefs mined, being the Middelvlei Reef (MVR) 9 per cent, Kloof Reef (KR) 18 per cent and Libanon Reef (LR) 2 per cent of the underground production.

Approximately 1% of the total planned gold production comes from the substantial surface mineral reserves in the form of surface rock dumps (SRD’s).

Infrastructure

Kloof has seven vertical shaft complexes (four with sub-shafts) and two mineral processing plants. Supporting infrastructure to service the operating shaft sections is also in place.

•	Thuthukani (1 Shaft) – operational;

•	Hlalanathi (3 Shaft) – operational;

•	Ikamva (4 Shaft) – operational;

•	Manyano (7 Shaft) – operational;

•	Masimthembe (8 Shaft) – operational;

•	9 Shaft – care and maintenance;

•	Celemanzi (10 Shaft) – pumping;

•	Kloof 1 plant – operational, processing SRD material; and

•	Kloof 2 plant – operational, processing underground and SRD material.

Hoisting and Production Capacities

Operating shaft	Operating hoisting capacity	Planned production (1)

	(ktpm)
1	115	72
3	34	13
4	74	55
7	61	10
8	49	26

Note:

(1)	Planned production is five-year hoisted average from 2021 onwards

Mining Method

For underground mining, the scattered-conventional breast mining (79%) and pillars extraction (white areas) (21%) are used. For surface mining, SRD mining (shovel and trucks) is utilised.

Life of Mine

The LoM is 13 years (until 2033), based on current mineral reserves.

Mineral Processing and Capacity

Plant name	Type	Design capacity	Current operational capacity	Average recovery factor	Material treated

		(tpd)		(%)
1	CIL	180	180	89	SRD
2	CIP	120	167	98	UG and SRD

Tailings Disposal and Capacity

Two TSFs with LoM deposition requirements at 26.4Mt against combined capacity of 63.6Mt (surplus of 37.2Mt).

Key Developments and Brownfield Projects (On-Mine)

The depth extension project at 4 Shaft, to access the area between 45 and 47 Levels, progressed to 46 Level during 2020 with the reaming of the chairlift starting in early 2021. Trackless development will continue to 47 Level. This project will provide a LoM extension by supporting production from 4 Shaft from 2024 until 2033.

The Kloof 8 Shaft expansion project, designed to increase current production levels at 8 Shaft to 330ktpa, is progressing on 14, 15 and 16 Levels as planned.

The Kloof integration project, designed to optimise operating shafts and close redundant infrastructure, has commenced and will allow for the complete closure of 3 Shaft which represents a significant cost saving.

The Eastern Boundary Area south east of 7 Shaft remains a significantly high-grade opportunity.

Gold Operations: Beatrix

General

Beatrix, a shallow to intermediate level underground gold mine, has been producing gold since 1983 in the southern portion of the Free State Goldfield. Beatrix is located in the district municipality of Lejweleputswa, near the towns of Welkom and Virginia, approximately 240km south-west of Johannesburg, in the Free State province of South Africa.

No extreme climatic conditions are experienced and climate has little influence on mining activities. The area is semi-arid (approximately 600mm rainfall per year) with relatively flat grassland. Before the advent of mining the land was used for agricultural purposes, principally maize and cattle farming.

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

The Beatrix Reef (BXR) was originally exploited as the main orebody, but has since changed, with the main production coming from the VS5 (Elsburg Formation), the Aandenk (AAR) and Kalkoenkrans (KKR) Composite Reefs.

In general, the Composite VS5/AAR Reefs ranges between 130cm and 350cm in width. The orebody is shallow dipping at 10º – 15º, with typical open fold structures. In most cases the reefs are deemed to be bottom loaded, with most of the gold grade concentrated along the basal contact.

Infrastructure

Beatrix has three vertical shaft complexes (one sub-shaft) and two mineral processing plants.

Supporting infrastructure to service the operating shaft sections is also in place.

•	South Section (1 Shaft) – operational;

•	North Section (3 Shaft) – operational;

•	West Section (4 Shaft) – operational;

•	Beatrix 1 plant – operational; and

•	Beatrix 2 plant – under care and maintenance.

Hoisting and Production Capacities

Operating shaft	Operating hoisting capacity	Planned production (1)

	(ktpm)
3	216	134
1	120	10
4	75	27

Note:

(1)	Planned production is fiver-year hoisted average from 2021 onwards

Mining Method

The conventional breast mining method is used.

Life of Mine

The LoM is five years (until 2025), based on current mineral reserves.

Mineral Processing and Capacity

Plant name	Type	Design capacity	Current operational capacity	Average recovery factor	Material treated

		(tpd)		(%)
1	CIL	240	238	95.5	UG and SRD
2	CIP	130	130		Under care and maintenance

Tailings Disposal and Capacity

One TSF with LoM deposition requirements at 26.0Mt against capacity of 65.6Mt (surplus of 39.6Mt)

Key Developments and Brownfield Projects (On-Mine)

A preliminary FS of the Bloemhoek decline project was completed during 2019, which demonstrates the economic potential for extraction of the orebody below the current 3 Shaft infrastructure, to the north of 3 Shaft, into the Southern Orange Free State (SOFS) mining right area. Capital has been included in the 2021 budget to increase the confidence of this study to a FS. The inclusion of this area would also allow for the mining of the lower grade Vlakpan area to the west of 3 Shaft and possibly extend the LoM for the whole Beatrix operation to 2033.

Gold Operations: Driefontein

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

•	Masakhane (1 Shaft) – operational;

•	Pitseng (2 Shaft) – operational – hoisting only;

•	Ya Rona (4 Shaft) – operational;

•	Hlanganani (5 Shaft) – operational;

•	Bambisanani (6 Shaft) – care and maintenance;(1)

•	Rethabile (7 Shaft) – care and maintenance;(1)

•	Khomanane (8 Shaft) – operational;

•	Ithembalethu (9 Shaft) – care and maintenance;

•	Thabelang (10 Shaft) – operational – pumping only; and

•	Driefontein 1 plant – operational;

Note:

(1)	No. 6 and 7 Shafts are pending closure.

Hoisting and Production Capacities

Operating shaft	Operating hoisting capacity	Planned production(1)

	(ktpm)
1 SV	81	21
1 T	67	23
2(2)	95	61
4	42	21
5	68	39
8	54	24

Notes:

(1)	Planned production is five-year hoisted average from 2021 onwards.

(2)	Includes 4 and 5 Shaft production.

Mining Method

The scattered-conventional breast mining (83%) and pillars extraction (white areas) (17%) methods are utilised.

Life of Mine

The LoM is ten years (until 2030), based on current mineral reserves.

Mineral Processing and Capacity

Plant name	Type	Design capacity	Current operational capacity	Average recovery factor	Material treated

		(ktpm)		(%)
1	CIP	240	240	97	UG and SRD

Tailings Disposal Capacity

Two active TSFs with LoM deposition requirements at 9.9Mt against combined capacity of 24.7Mt (surplus of 14.8Mt).

Key Developments and Brownfield Projects (On-Mine)

Significant advances have been made into identifying payable, discreet down-dip and western extensions to the VCR at 1 Shaft and 5 Shaft. These occurrences are outside the originally perceived facies boundaries of the main VCR pay-shoot, and provide optionality to extend the life of some of the marginal and near end-of-life Driefontein shafts. Exploration access is being provided from mined out Carbon Leader (the primary mined reef) footwall development, and this has led to the continued, systematic opening up and rehabilitation of old workings to facilitate future drilling. During 2020, this contributed to the addition of 0.3Moz of mineralisation at Driefontein. Due to the success to date, additional exploration drilling has been initiated to explore the viability of increased VCR mining at Driefontein.

The infrastructure optimisation project between Driefontein 1, 2, 4 and 5 Shafts is currently underway in order to understand and potentially exploit operational and cost synergies between the shafts, aimed at decreasing the pay limit.

At 4 Shaft, the shaft pillar is included in the mine plan but a change to the stability pillar layout within the pillar has resulted in a decrease of 0.066Moz of mineral reserves year-on-year.

The outer rim of the shaft pillar at 1 Shaft has been included towards the end of the LoM of the shaft in 2025 and 2026 following a re-design to a circular protection pillar when the tertiary shaft is no longer in use.

Gold Operations: Cooke

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

The underground workings were placed on care and maintenance during the 2017 reporting period and the Ezulwini gold plant is used to treat SRDs from other operations on a toll basis. Current operations are centred around the Cooke Plant and the RSO, which comprise an active tailings mining and retreatment operation. In addition, the Ezulwini gold plant is used as a toll treating facility, catering to both external and internal operations.

The Cooke underground operations have been earmarked for legal closure and rewatering, and various cost-saving initiates have been implemented to reduce C&M costs, mostly relating to the pumping of water. Legal challenges to the official closure and rewatering application to the DMR, by amongst others, Gold Fields Limited (Gold Fields) who operates the South Deep Mine, adjacent to Cooke 4 Shaft, is currently delaying the closure process.

The planned controlled rewatering programme of 2 and 3 Shafts is underway and is expected to take place as soon as the connection with the neighbouring Doornkop Shaft is sealed in 2021. This programme is expected to significantly reduce operating costs.

Licence Status and Holdings

Cooke has three separate mining rights in terms of the MPRDA.

Rand Uranium, a subsidiary of Sibanye Gold Limited, holds a converted mining right over the operation known as Cooke 1, 2 and 3 in terms of the MPRDA, under DMRE Ref No GP30/5/1/2/2/07 MR (Cooke 1, 2 and 3 MR), valid from 18 December 2007 to 17 December 2037 and covering a total area of 7,875ha.

Rand Uranium also holds a converted mining right over the operation known as RSO in terms of the MPRDA, under DMRE Ref No GP30/5/1/2/2/173 MR (RSO MR) valid from 7 May 2009 to 6 May 2039, with a total area of 3,230ha.

Cooke 4, a subsidiary of Sibanye Gold Limited, holds a mining right in terms of the provisions of section 23 of the MPRDA over the operation known as Cooke 4, under DMRE Ref No GP30/5/1/2/2/38 MR (Ezulwini MR), valid from 20 November 2006 to 19 November 2036 and covering a total area of 3,718ha.

In addition, Cooke held three separate PRs in terms of the MPRDA.

Rand Uranium held two PRs, the first being held under DMRE Ref No GP30/5/1/1/2/10055 RPR and located over the Cooke 4 South TSF, measuring 244ha in extent, and the second held under DMRE Ref No GP30/5/1/1/2/10054 RPR over the Millsite tailings complex, measuring 1,240ha in extent. The Millsite complex is currently being exploited by the RSO.

An application was submitted in terms of the provisions of Section 102 of the MPRDA in 2015 for the areas held under the PRs with DMRE Ref No GP30/5/1/1/2/10055 RPR and GP30/5/1/1/2/10054 RPR to be incorporated into the Cooke 1, 2 and 3 mining right area. The two PRs have lapsed, but the Section 102 application was submitted prior to the lapsing of the PRs. These applications are not yet finalised.

Ezulwini also held a prospecting right under DMRE Ref No GP30/5/1/1/2/10151 PR (Zuurbekom PR) in respect of a contiguous area (6,842ha) to the east of the Cooke 1, 2 and 3 mining right and Ezulwini mining right. This prospecting right has lapsed, but an application was submitted in terms of the provisions of Section 102 of the MPRDA prior to the lapsing of the Zuurbekom PR to incorporate the Zuurbekom PR area into the Ezulwini mining right area. The Section 102 application is yet to be finalised.

All required operating permits have been obtained and are in good standing.

Mineralisation Characteristics

The mineral assets are historical gold plant tailings material from the mining of auriferous and uraniferous ore from the gold-bearing, late Archaean (2.7Ga to 3.2Ga), Witwatersrand Basin in the West Rand Goldfield. The typical composition is quartz (70% to 80%), mica (10%), chlorite and chloritoid (9% to 18%) and pyrite (1% to 2%). Gold, uranium oxide, zirconium and chromium are minor constituents.

The composition of a TSF depends on the geochemical make-up of the material being mined and the chemicals used in the mining and extraction process. Further, the internal structure of the TSF reflects the mining strategy and depositional methodologies employed for each operation. The bulk density of tailings material and the lateral and vertical variation in moisture content is a critical factor in the accurate estimation of tonnages. In addition, secondary processes such as metal remobilisation, erosion, weathering, leaching and AMD can affect the geochemical characteristics of a TSF. Gold can undergo mobilisation within the TSF over time, and hence, may exhibit areas of reconcentration, and even be present in the sub-structure (footprint) soil.

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

Hoisting and Production Capacities

Operating shaft	Operating hoisting capacity(1)	Planned production(1)

	(ktpm)
1	15	—
2	28	—
3	54	—
4	56	—

Note:
(1) Pumping shafts only

Mining Method

Surface

•	Mining of the TSF is via hydro (waterjet) methods.

•	Mining of SRD with Load Haul Dump and truck.

Life of Mine

•	Underground – no mineral reserves reported.

•	The RSO operation has three years (until 2023) with the potential to be extended significantly, subject to financial feasibility and the ability to deposit the tailings safely. The Millsite TSF complex, which is currently being exploited, and represents the bulk of the reported mineral reserves, contains a total of more than 100MT, which could theoretically support the RSO operations conservatively for an additional four years. The constraint is as mentioned above, the ability to deposit the tailings. A number of surface sources are being treated on a toll-basis for Kloof and other third-party operations.

Mineral and Processing Capacity

Plant name	Type	Design capacity	Current operational capacity	Average recovery factor	Material treated

		(ktpm)		(%)
Cooke	CIL	400	385	56.6	TSF
Ezulwini	CIP	200	128	86.0	SRD

•	Cooke plant treats TSF material from RSO and is toll treating some SRD material from third parties.

•	Ezulwini plant is toll treating SRD material from third parties and the Kloof operation.

•	The Ezulwini plant has an integrated uranium extraction circuit, which has been used in the past to extract uranium from Middle Elsburg ore, but which is currently dormant.

Tailings Disposal and Capacity

•	Tailings from Cooke plant (RSO) are deposited into historic, dormant, unrehabilitated open pits connected to the old underground workings of the Randfontein Estates operation as part of an approved EMPR. An estimated 12.7Mt of depositional capacity is available in these pits assuming no further storage capacity in the connected underground workings. To date however, there is no indication that the tailings are beginning to beach and the material is still filling the underground voids.

•	A total of 6.5Mt of depositional capacity is still available at the Cooke 4 (Ezulwini) TSF complex.

•	There is sufficient capacity for depositing the three-year LoM residue tailings material.

Key Developments and Brownfield Projects (On-Mine)

Studies are currently underway to increase feed volumes of tailings into Cooke plant to enhance profitability and to assess the long-term sustainability of these operations.

Gold Operations: DRDGOLD (50.1% Attributable1)

1The attributable percentage has been calculated before taking into account the Treasury shares of DRDGOLD which increases the effective interest of Sibanye-Stillwater to 50.66%.

General

DRDGOLD operates the Ergo Mining Proprietary Limited (Ergo) and Far West Gold Recoveries Proprietary Limited (FWGR) operations (Ergo and FWGR are wholly owned subsidiaries of DRDGOLD), which are focused on recovering gold from the retreatment of historic gold operation TSFs. Ergo operates in the City of Johannesburg and City of Ekurhuleni, and owns various plants and TSFs in the Central and East Rand:

•	The Ergo plant, and its associated TSFs are located 70km east of Johannesburg in the Gauteng province and are accessed via the N17 Johannesburg-Springs highway, near Benoni and Brakpan

•	Knights is located at Stanley and Knights Road, Germiston, off the R29 Main Reef Road

•	The Ergo and Knights plants operate as metallurgical plants and material treated is deposited onto the Brakpan/Withok TSF

•	The City Deep plant, which is now operating as a milling and pumping station, is located in Johannesburg and access thereto is via the Heidelberg Road on the M2 Johannesburg-Germiston

The FWGR assets, acquired in 2017 from Sibanye-Stillwater, are situated in the West Rand of the Gauteng Province, 30km south of Johannesburg in the vicinity of Randfontein, Westonaria, Fochville and Carletonville. The FWGR includes historical TSFs with a total area of 412ha and includes the Driefontein 2 metallurgical plant. Material is deposited on to the Driefontein 4 TSF.

DRDGOLD intends to develop the FWGR assets into a large scale (1.2Mtpm), long life (20 years) operation through a phased approach. Phase one of the development of the assets is in full production. This involves the treatment of Driefontein 5 TSF through the Driefontein 2 plant and deposition on the Driefontein 4 TSF. Phase two of the development of the asset would involve the construction of a regional storage facility for treatment of the remaining historical TSFs acquired and with the potential of future expansion into the far west area. Phase two has advanced to the planning and permit application stage. An engineering consulting company to undertake the detail design and definitive FS has been appointed. DRDGOLD’s strategic alliance with Sibanye-Stillwater, with its diverse portfolio of surface mineralisation assets, provides it with significant growth prospects and opportunities.

Licence Status and Holdings

DRDGOLD mining rights and PRs are listed under the Ergo. Ownership of the surface rights and mine dumps vest in various legal entities (owned by DRDGOLD or agreements with landowners). The necessary agreements are in place for all properties in the LoM plan.

The DRDGOLD FWGR assets, situated at Kloof and Driefontein, both have existing mining rights registered under Sibanye-Stillwater. Various Section 102 (MPRDA) applications in regard to the WRTRP were submitted to the DMRE in 2015. In 2016 the DMRE stated that there can be a reasonable expectation for granting of these applications. FWGR also conducts its operations inter alia, in accordance with environmental approvals (EAs) and the provisions of the Mine Health and Safety regulations. A Use and Access Agreement with Sibanye Gold, in terms of which FWGR operates, is in place pending the transfer to FWGR of those that are transferable.

The historical TSFs are classified as moveable assets and as such there is no requirement to transfer any part of the mining rights to DRDGOLD.

Mineralisation Characteristics

The mineral assets are historical gold plant tailings material from the mining of auriferous and uraniferous ore from the gold-bearing, late Archaean (2.7Ga to 3.2Ga), Witwatersrand Basin in the West Rand Goldfield. The typical composition is quartz (70%-80%), mica (10%), chlorite and chloritoid (9%-18%) and pyrite (1%-2%). Gold, uranium oxide, zirconium and chromium are minor constituents.

The composition of a TSF depends on the geochemical make-up of the material being mined and the chemicals used in the mining and extraction process. Further, the internal structure of the TSF reflects the mining strategy and depositional methodologies employed for each operation. The bulk density of tailings material and the lateral and vertical variation in moisture content is a critical factor in the accurate estimation of tonnages. In addition, secondary processes such as metal re-mobilisation, erosion, weathering, leaching and AMD can affect the geochemical characteristics of a TSF. Gold can undergo mobilisation within the TSF over time, and hence, may exhibit areas of re-concentration, and even be present in the footprint soil. These factors can result in a considerable variation in gold content and distribution throughout the TSF and such variation has an impact on final recoveries and projected revenues for the operation.

Infrastructure

Ergo (Benoni, Springs area)

•	Ergo plant

•	Elsburg tailings complex (including 4L50), Van Dyk 5L29 TSF, Brakpan/Withok TSF, Daggafontein TSF, Ezekiel TSF and Crown tailings Complex

•	City Deep milling plant/pump station

•	Knights plant

FWGR

•	Driefontein 2 and 3 plants

•	Driefontein 3, 4 and 5 TSFs, Kloof 1 TSF, Venterspost North and South TSFs, Libanon TSF

Once decommissioned, the following infrastructure will also be transferred to DRDGOLD for no additional consideration:

•	Driefontein 1 and 2 TSF, Kloof 2 TSF, Leeudoorn TSF

Mining Method

Hydraulic mining (hydro-mining) using high-pressure water cannons to hydraulically excavate tailings material.

A second mining method employed by Ergo is the use of front end loaders (FEL) to load slimes/sand. The FEL loads directly into a truck which then transport the ore to the processing plant. In addition, there is a network of pipelines which links the various slimes dams via a 50 kilometre pipeline to the Ergo plant.

Life of Mine

Ergo is estimated at 13 years (until 2033).

FWGR has sufficient volume to allow processing of an eventual 1.2Mtpm for approximately 20 years (until 2040).

Mineral and Processing Capacity

Plant name	Type	Design capacity	Current operational capacity	Average recovery factor	Material treated

		(tpd)		(%)
Ergo Plant	CIL	1,800	1,800	43.8	Surface
City Deep plant				47.2	Surface
Knights plant	CIL	250	250	50.6	Surface
DP2	CIL	500	500	58.0	Surface
DP3(1)	CIL	120	N/A	N/A	Surface

Note:
(1) DP3 on care and maintenance.

Tailings Disposal and Capacity/Recovery Percentage

•	Ergo currently deposits tailings on the Brakpan/Withok TSF. Planning for the expansion of the Brakpan/Withok TSF to accommodate higher grade TSFs in the far east rand area and extend Ergo’s LoM is currently under way.

•	FWGR phase one production tailings are deposited on Driefontein 4 TSF, which has sufficient capacity for six years production at 500ktpm.

•	To fully exploit the larger FWGR mineral resources, feasibility studies have been conducted into the construction of a large, central deposition facility.

Key Development Projects

The current focus at DRDGOLD is to develop the FWGR project in a phased approach. The phase one upgrade of Driefontein 2 plant and 3 plants to 500ktmp capacity and process Driefontein 5 TSF with redepositing onto Driefontein 4 TSF. Phase two of the development of the asset involves the construction of a regional storage facility for treatment of the remaining historical TSFs acquired and with the potential of future expansion into the far west area. Phase two has advanced to the planning and permit application stage. An engineering consulting company to undertake the detail design and definitive FS has been appointed.

Gold Projects: Burnstone

General

Burnstone is a shallow gold mine project, situated near Balfour in the Mpumalanga province, South Africa, about 80km of south-east of Johannesburg.

Burnstone is located in the Highveld escarpment and is mostly surrounded by farms, game farms and bushveld. Coal mining also forms a major part of the landscape. Vegetation is dominated by grassland, marshes and low-lying hills. The area has a warm, temperate climate with no extremes impacting on mining activities.

Sibanye-Stillwater acquired Burnstone in 2014. The FS was independently reviewed in 2015, finance was approved in 2016 and development started in 2017. Development was stopped in May 2018 due to economics at the time, and the focus has been on establishing underground engineering infrastructure in preparation for a recommencing of mining production and development in 2022. The project has been approved for construction by the Board during March 2021.

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

Mineralisation Characteristics

The UK9a Reef is a thin (less than 1m), highly channelized, shallow dipping (less than 10°) orebody. The minimum mining cut includes waste to a total of 110cm.

Life of Mine

The LoM is 21 years (until 2041), based on current mineral reserves.

Key Developments and Brownfield Projects (On-Mine)

During the year, the geology and estimation models were updated, mining lay-outs were optimised and logistical constraints modelled and designed.

In the first quarter of 2021 the Sibanye-Stillwater Board gave approval for the Burnstone project, following the completion of the revised mining study. The project has a Mineral Reserve of approximately 2.1Moz, and will target steady state production of approximately 90ktpm (approximately 0.13Moz) within five years.

Gold Projects: Southern Free State

General

The SOFS project areas (Bloemhoek, De Bron Merriespruit (DBM), Robijn, Merrispruit and Hakkies) are situated close to Virginia in the Free State province of South Africa, adjacent and contiguous to the Beatrix operation. SOFS is situated in a semi-arid region with very flat topography covered in agricultural land. No severe climatic occurrences that can influence mining activities are present.

In 2014, Sibanye-Stillwater acquired 100% of Wits Gold Limited (Wits Gold), the previous owners of the SOFS project areas. The SOFS DBM project was at FS level at the time, and an application for the SOFS mining right was already submitted to the DMRE when Sibanye-Stillwater integrated Wits Gold into the Group. In 2017, the application for the SOFS mining right was executed. While the DBM project is included in the Mineral Reserve, the project has not been approved for execution yet by the Sibanye board but remains a strategic development option for the company.

Licence Status and Holdings

SOFS holds a mining right with DMRE Ref No FS30/5/1/2/2/10005 MR to extract gold, silver and uranium from a 17,022ha area. This right is valid until 13 June 2040, but registration at the MPTRO is still outstanding.

All required operating permits have been obtained and are in good standing.

Mineralisation Characteristics

Clear patterns of mineralisation, characterised by a highly channelized fluvial depositional environment, can be distinguished.

Expected mineral extraction is estimated to be at depths varying between 450m and 2,500m below surface and will focus on shallow gold/uranium deposits comprising the BXR/VS5, AAR, B and Leader Reefs.

Life of Mine

DBM has a potential 23 years LoM (until 2043) based on current mineral reserves.

Key Developments

A preliminary FS for accessing the Bloemhoek area of the SOFS project from Beatrix 3 Shaft, via a decline system, was completed in 2019. This study is planned for further refinement in 2021 and will be presented for board approval once the FS is completed.

MINERAL RESERVES OF SIBANYE-STILLWATER AS OF 31 DECEMBER 2020

Introduction

Sibanye-Stillwater reports its mineral reserves in accordance with SAMREC, the South African Code for the reporting of Mineral Asset Valuation and other relevant international codes such as the SEC’s Industry Guide 7. Only the reserves at each of our operations and exploration projects as of 31 December 2020, which qualify as reserves for purposes of the SEC’s Industry Guide number 7, are presented in the tables below. In accordance with the requirements imposed by the JSE, we report our reserves using the terms and definitions of the SAMREC Code (2016 edition). Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tons to be processed at mill feed head grades, allowing for estimated mining dilution, mining recovery and other factors.

US PGM Operations

Geology

The J-M Reef of the Stillwater Complex is a world class PGM deposit and is the prime exploration and mining target for palladium-platinum mineralisation mined at Stillwater and East Boulder Operations. It is a typical stratiform magmatic reef type PGM deposit located primarily within the OB-I, which thickens and thins dramatically along strike. It has some lithological and stratigraphic similarities to the Merensky Reef of the BIC, but also has some fundamental differences. Unlike the Merensky Reef, the J-M Reef is not potholed but shows a higher degree of variability in grades and thickness at a local level with PGM bearing sulphide often transgressing into footwall rocks. In addition, the J-M Reef has PGM grades that are significantly higher than the Merensky Reef grades and the grade does not drop as the reef thickens.

The Stillwater Complex is a large layered igneous complex resulting from magma intrusion through regional transverse faults into highly deformed Archaean sedimentary rocks. The magma intrusion and emplacement was accompanied by fractionation and accumulation of magmatic crystals that gave rise to the conspicuous magmatic layering observed in the complex. The magmatic layering is reflected in the changes in mineralogy, mode, grain size and texture across the stratigraphic profile of the complex. However, the overall texture of the lithological units in the Stillwater Complex is typified by subhedral to euhedral cumulate grains in a framework of post-cumulus interstitial material including oikocrysts. The mineralogical, modal, grain size and textural variations formed the basis for subdividing the Stillwater Complex into five major series as follows: the Basal Series, Ultramafic Series (UMS), Lower Banded Series, Middle Banded Series and Upper Banded Series (McCallum, 2002). The UMS is further subdivided into the Bronzitite Zone and Peridotite Zone.

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

For evaluation purposes, the J-M Reef is defined as the palladium-platinum rich stratigraphic interval mainly occurring within a troctolite or OB-I zone of the Lower Banded Series. It is characterised by a variable thickness ranging from 0.9m to 2.7m and averaging 1.8m, but locally forms keel shaped footwall zones, which transgress the footwall mafic rocks, commonly reaching thicknesses of 6m and greater. Palladium and platinum are the main PGMs, with palladium being the more significant of the two (in situ palladium: platinum ratio of 3.4:1 to 3.6:1). Other associated PGMs such as rhodium, iridium, ruthenium, osmium, and gold occur in low abundances. The J-M Reef contains approximately 0.25% to 3% visible disseminated copper-nickel sulphide minerals, predominantly chalcopyrite, pyrrhotite and pentlandite, with microscopic PGM minerals and platinum-iron alloys within a complex cumulate of olivine, plagioclase, bronzite and augite.

Structurally, most of the regional faults affecting the Stillwater Complex have been ascribed to the Laramide Orogeny, and these have been grouped according to trends as follows:

•	North-west to south-east striking thrust faults

•	East to west striking south dipping steep reverse faults

•	East to west trending vertical faults

•	North-east to south-west steep dipping transverse faults

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

For proved mineral reserves, distances between samples range from 8 to 30 feet but are typically spaced at 15 foot intervals both horizontally and vertically. The sample data for proved mineral reserves consists of survey data, lithologic data and assay results. Quality Assurance and Quality Control (QA/QC) protocols are in place at both of Sibanye-Stillwater’s Montana mines to test the sampling and analysis procedures. To test assay accuracy and reproducibility, pulps from core samples are resubmitted and compared. To test for sample label errors or cross-contamination, blank core (waste core) samples are submitted with the mineralised sample lots and compared. The QA/QC protocols are practiced on both mineral reserve delineation and development and production samples. The resulting data is entered into a 3-dimensional modelling software package and is analysed to produce a 3-dimensional solid block model of the mineralisation. The assay values are further analysed by a geostatistical modelling technique (kriging) to establish a grade distribution within the 3-dimensional block model. Dilution is then applied to the model and a diluted tonnage and grade are calculated for each block. Ore and waste tons, contained ounces and grade are then calculated and summed for all blocks.

The cut-off grade for the Stillwater Operation is 6.8 grams of palladium plus platinum per tonne and the East Boulder Operation is 1.7 grams of palladium plus platinum per tonne.

Probable mineral reserves estimations are based on longer projections than proved reserves, and projections up to a maximum radius of 305 feet beyond the limit of existing drill hole sample intercepts of the J-M Reef are used. Statistical modelling and the established continuity of the J-M Reef, as determined from results of 34 years of mining activity to date, support the US PGM operations’ technical confidence in estimates of tonnage and grade over this projection distance. Where appropriate, projections for the probable ore reserves determination are constrained by any known or anticipated restrictive geologic features.

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

Classified 2E PGM Mineral Reserve Statement as at 31 December 2020(1), (2)

As at 31 December 2020, Sibanye-Stillwater had aggregate proved and probable 2E PGM mineral reserves of approximately 26.9Moz as set forth in the following table.

	2020			2019
	Tons	Grade	2E PGM	2E PGM
	(Mt)	(g/t)	(Moz)	(Moz)
Operations
Stillwater
Proved	4.3	15.7	2.189	2.326
Probable	26.6	16.0	13.678	14.390
Total underground	31.0	15.9	15.867	16.716
East Boulder
Proved	3.5	12.6	1.437	1.232
Probable	23.7	12.6	9.612	8.935
Total underground	27.2	12.6	11.049	10.167
Total underground	58.2	14.4	26.916	26.883

Notes:
(1) Managed, unless otherwise stated.

(2)

(a)    A platinum price of US$880/oz and palladium price of US$1,600/oz was applied in valuing the mineral reserve. The prices used for mineral reserves is the approximate three-year trailing average metal prices.

(b)   The approximate concentrator recoveries are as follows: (i) Stillwater 92.3%; and (ii) East Boulder 90.8%.

(c)   The approximate cut-off grades are as follows: (i) Stillwater 6.8g/t; and (ii) East Boulder 1.7g/t.

(d)   The approximate smelter/BMR recoveries are as follows: (i) Stillwater 99.3%; and (ii) East Boulder 99.3%.

(e)   Totals may not sum due to rounding.

2E PGM Metal Prill Splits

		Prill split
		Grade (g/t)	(Moz)	(%)		Grade (g/t)		(Moz)
Operation	Ref			Pt	Pd	Pt	Pd	Pt	Pd
Stillwater	J-M	15.9	15.867	22.17	77.83	3.5	12.4	3.518	12.350
East Boulder	J-M	12.6	11.049	21.73	78.27	2.7	9.9	2.401	8.648
Total		14.4	26.916	22.01	77.99	3.1	11.2	5.924	20.992

Year-on-Year 2E PGM Mineral Reserve Reconciliation

Attributable 2E PGM mineral reserves increased from 26.883Moz at 31 December 2019 to 26.916Moz at 31 December 2020, as set forth in the following table.

Factors	2E PGM
(Moz)
31 December 2019	26.883
Depletion	-0.673
Area Inclusion/(Exclusion)(1)	0.094
Geological Interpretation	-0.252
Estimation Methodology(2)	0.718
Economic Parameters(3)	0.765
Modifying Factors(4)	-0.619
31 December 2020	26.916

Notes:
(1) Additions from new drilling plans plus change in area.
(2) Change in Density calculation.
(3) Change in cut-off grade at East Boulder.
(4) Deletion and Reef Sand factors applied at Stillwater.

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

The Merensky Reef is, in most instances, well defined and typically consists of a pegmatoidal feldspathic pyroxenite layer, bounded on the top and bottom by thin chromitite layers. A notable feature of the Merensky Reef is the regularity of thickness, within limits of 5cm to 60cm, over large areas. However, variation does occur and the pegmatoidal feldspathic reef can vary locally in thickness, from a few centimetres up to approximately 1.5m. At the Marikana Operations, the Merensky Reef varies and this variability is used to define several facies (or reef sub-types) based on the occurrence of distinct lithological units within the reef. Two major types, pegmatoidal and non-pegmatoidal facies, occur. These have been separated further into a total of six different facies based on the occurrence of thin chromitite layers in the order of several millimetres thick. The Merensky Reef contains economically important base metal sulphide and PGM mineralisation. Mineralisation of the Merensky Reef generally occurs in the pegmatoidal feldspathic pyroxenite and to a limited extent in the hangingwall and footwall, with highest PGM concentration peaking at the chromitite stringers.

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

Mimosa (Non-South African Operations – Zimbabwe)

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

Mineral Reserve Estimation and Classification Methodology

The mineral reserve estimates are derived from the mineralisation models. The measured confidence category is converted to proved mineral reserves and indicated category to probable mineral reserves. The inferred confidence category has too low a confidence to be converted to mineral reserves and is excluded.

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

Classified 4E PGM Mineral Reserve Statement as at 31 December 2020(1)(2)

As at 31 December 2020, the SA PGM operations had aggregate proved and probable 4E PGM mineral reserves of approximately 39.510Moz as set forth in the following table.

	2020			2019
	Tons	Grade	4E PGM	4E PGM
	(MT)	(g/t)	(Moz)	(Moz)
Operations
Marikana (95.3%)
Proved	19.6	3.9	2.442	1.007
Probable	141.6	4.1	18.678	7.594
Total underground	161.2	4.1	21.121	8.601
Rustenburg
Proved	106.1	3.7	12.690	12.779
Probable	4.5	4.4	0.626	0.971
Total underground	110.5	3.7	13.316	13.750
Kroondal(1) (50%)
Proved	12.0	2.6	0.995	1.201
Total underground	12.0	2.6	0.995	1.201
Mimosa(2) (50%)
Proved	8.5	3.5	0.958	1.086
Probable	4.6	3.3	0.496	0.604
Total underground	13.1	3.4	1.454	1.691
Total underground operations	296.8	3.9	36.886	25.243

SRD and TSF
Marikana	11.5	1.2	0.434	0.559
Rustenburg	60.5	1.1	2.102	2.381
Kroondal	0.8	3.3	0.088	0.000
Total SRD and TSF	72.6	1.1	2.624	2.940

Total underground and surface	369.7	3.3	39.510	28.183

Notes:
(1)	Managed, unless otherwise stated.
(2)

(a)     A platinum price of R13,200/oz (US$880/oz), palladium price of R24,000/oz (US$880/oz), rhodium price of R4,750/oz (US$5,650/oz) and gold price of R22,500/oz (US$1,500oz) (at an exchange rate of R15/US$) was applied in valuing the mineral reserve. The prices used for mineral reserves is the approximate three-year trailing average metal prices.

(b)  The following modifying factors have been applied:

Modifying factors	Unit	Kroondal	Rustenburg	Marikana	Mimosa
Off-reef	%	6	4	1	6
Stoping width	cm	223	147	136	215
Scalping	%	3	2	0	0
Mine call factor	%	95.0	96.3	100	93.3

(c) Totals may not sum due to rounding
(1) Kroondal is operated by Sibanye-Stillwater under a pool and share agreement with Anglo American Platinum and therefore reports 50% attributable mineral reserves.
(2) Mimosa is an independently managed operation in which Sibanye-Stillwater owns a 50% share with Impala Platinum Limited.

4E PGM Metal Prill Splits

				Prill split
		Grade		(%)				Grade (g/t)				(Moz)
Operation	Reef	(g/t)	(Moz)	Pt	Pd	Rh	Au	Pt	Pd	Rh	Au	Pt	Pd	Rh		Au
Kroondal	UG2	2,57	1,083	54,94	33,95	10,38	0,72	1,41	0,87	0,27	0,02	0,595	0,368	0,112	[1]	0,008
Rustenburg	Merensky	4,83	1,008	63,80	27,30	3,99	4,92	3,08	1,32	0,19	0,24	0,643	0,275	0,040	[2]	0,050
	UG2	3,68	12,308	54,53	34,31	10,43	0,72	2,01	1,26	0,38	0,03	6,712	4,223	1,284	[3]	0,089
	Combined	3,75	13,316	55,24	33,78	9,94	1,04	2,07	1,27	0,37	0,04	7,355	4,499	1,324	[4]	0,138
	Tailings	1,08	2,102	55,12	33,76	9,97	1,15	0,60	0,36	0,11	0,01	1,159	0,710	0,210	[5]	0,024
Marikana	Merensky	4,16	8,333	61,85	27,81	3,31	7,02	2,57	1,16	0,14	0,29	5,155	2,318	0,276	[6]	0,585
	UG2	4,02	12,787	59,38	28,87	11,18	0,57	2,39	1,16	0,45	0,02	7,593	3,692	1,429	[7]	0,072
	Combined	4,08	21,121	60,36	28,46	8,07	3,11	2,46	1,16	0,33	0,13	12,748	6,010	1,705	[8]	0,657
	Tailings	1,17	0,434	60,90	27,27	11,82	0,01	0,71	0,32	0,14	0,00	0,264	0,118	0,051	[9]	0,000
Mimosa	MSZ	3,45	1,454	49,35	38,47	4,20	7,97	1,70	1,33	0,14	0,28	0,718	0,559	0,061	[10]	0,116
Total		3,32	39,510	57,81	31,04	8,77	2,39	1,92	1,03	0,29	0,08	22,839	12,264	3,464	[11]	0,944

Year-on-Year 4E PGM Mineral Reserve Reconciliation

Attributable 4E PGM mineral reserves increased from 28.183Moz as at 31 December 2019 to 39.51Moz as at 31 December 2020, as set forth in the following table.

Factors	4E PGM (Moz)
31 December 2019 (Excl. Marikana)	28.185
Depletion	-2.073
Area Inclusions/(Exclusions)(1)	12.761
K4 Project	12.673
Klipfontein Opencast	0.088
Geological Interpretation(2)	-0.304
Modifying Factors(3)	0.187
Economic Parameters(4)	0.754
31 December 2020 (Incl. Marikana)	39.510

Notes:

(1)	Addition of mineral reserves from projects and operations economically viable on improved price deck.

(2)	Increases in geological loss with latest interpretations.

(3)	Updates in geological interpretations and modifying factors.

(4)	Inclusion of mineral reserves at the end of LoM due to tail cut gains.

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

The most fundamental controls of gold and uranium distribution are the primary sedimentary features such as litho-facies variation and the nature of channelization. Consequently, the modelling of sedimentary features within the reefs and the correlation of payable grades within certain facies is key to in situ mineral reserve estimation, as well as effective operational mine planning and grade control.

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

Classified Gold Mineral Reserve Statement as at 31 December 2020(1)(2)

As at 31 December 2020, the SA gold operations had aggregate proved and probable gold mineral reserves of approximately 15.535Moz as set forth in the following table.

	2020			2019
	Tons	Grade	Gold	Gold
	(MT)	(g/t)	(Moz)	(Moz)
Operations
Kloof
Proved	11.7	6.9	2.583	2.795
Probable	10.9	5.6	1.983	1.627
Total underground	22.6	6.3	4.567	4.422
Beatrix
Proved	7.6	3.9	0.949	0.911
Probable	2.8	3.2	0.280	0.5940
Total underground	10.3	3.7	1.230	1.505
Driefontein
Proved	5.9	8.5	1.615	1.792
Probable	3.6	7.4	0.858	0.828
Total underground	9.6	8.0	2.473	2.619
Total underground operations	42.5	6.0	8.269	8.546
Current SRD and TSF
Kloof (Probable)	5.9	0.3	0.066	0.081
Beatrix (Probable)	0.4	0.2	0.003	—
Driefontein (Probable)	0.3	0.4	0.004	—
Cooke (Probable)	11.1	.03	0.098	0.102
DRDGOLD(2) (Proved)	131.3	0.3	1.423	0.183
DRDGOLD (Probable)	136.9	0.3	1.389	0.962
Total SRD and TSF	285.8	0.3	2.983	2.334
Total (excluding projects)	328.3	1.1	11.252	10.881
Projects
Underground projects
Burnstone (Proved)	0.9	3.6	0.101	0.011
Burnstone (Probable)	17.7	3.7	2.083	1.934
DBM (Probable)	15.3	4.3	2.099	2.099
Total underground projects	33.9	3.9	4.284	4.045
Total underground, surface and projects	362.2	1.3	15.535	15.363

Notes:

(1)	Managed, unless otherwise stated.

(2)	50.1% of the DRDGOLD mineral reserve is reported on an attributable basis as at the time of reporting (31 December 2020). DRDGOLD is independently managed.

	(a)	Quoted as mill delivered metric tons and RoM grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the mineral reserve figures. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The approximate metallurgical factors for gold are as follows: (i) Beatrix Plants – BP1 underground feed 95.5%; (ii) Driefontein Plants – DP1 underground feed 97%; (iii) Kloof Plants – KP1 SRD feed 89% and KP 2 underground feed and SRD feed 98%; (iv) Cooke Plant TSF feed 57% and Ezulwini Plant SRD feed 86%; (v) Burnstone 96%; and (vi) DBM underground utilising BP1 96%.

	(b)	A gold price of R270,000/kg (US$1,500/oz at an exchange rate of R15/US$) was applied in valuing the mineral reserve. The gold price used for mineral reserves is the approximate three-year trailing average, calculated on a monthly basis, of the London afternoon fixing price of gold. These prices are approximately 18% higher in Rand terms than the prices used for the 31 December 2019 declaration.

	(c)	The pay limit varies per operation and per shaft, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average pay limits applied in the underground planning process: (i) Beatrix 420cm.g/t; (ii) Driefontein 460cm.g/t; and (iii) Kloof 480cm.g/t. At the Burnstone and DBM projects a mining cut-off was applied, that represents the absolute minimum value at which the orebody can be mined, of 380cm.g/t and 410cm.g/t respectively.

	(d)	A mine call factor, to account for unexplained losses between the stope face and plant recovery, based on historic performance and incorporating any planned improvements is applied to the mineral reserves. The following mine call factors have been applied: (i) Beatrix 75%; (ii) Driefontein 84%; (iii) Kloof 86%; (iv) Burnstone 86%; and (v) DBM 81%.

	(e)	Totals may not sum due to rounding.

Gold Price Sensitivity

The amount of gold mineralisation that can economically be extracted, and therefore can be classified as reserves, is sensitive to fluctuations in the price of gold. The following table indicates the reserves at different gold prices that are 10% above and below the R720,000/kg (US$1,500/oz) gold price used to estimate the attributable reserves; however, the reserve sensitivities are not based on detailed depletion schedules and should be considered on a relative and indicative basis only.

	R648,000/kg	R720,000/kg	R792,000/kg
Beatrix	1.146	1.233	2.528
Driefontein	2.391	2.477	2.613
Kloof(1)	4.406	4.632	4.818
Cooke(1)	0.098	0.098	0.098
Burnstone	1.983	2.184	2.357
DBM	-	2.099	2.194
Total	10.023	12.723	14.608

Note:

(1)	Kloof and Cooke operations’ reserves include ROM ore stockpiles, tailings and SRD material.

Year-on-Year Gold Mineral Reserve Reconciliation

Attributable gold mineral reserves increased from 15.363Moz at 31 December 2019 to 15.535Moz at 31 December 2020, as set forth in the following tables.

Gold Operations

Factors	Gold (Moz)
31 December 2019	11.319
2020 depletion	(1.004)
Attributable Adjustment(1)	0.813
Area Inclusions/Exclusions(2)	0.215
Geological Interpretation(3)	(0.170)
Economic Parameters(4)	0.149
Modifying Factors(5)	(0.070)
31 December 2020	11.252

Notes:

(1)	Change in DRD attributable ownership.

(2)	Beatrix 3 Shaft inclusions including Vlakpan and White Areas, Driefontein 1 and 5 Shaft VCR inclusions, Driefiontein 4 Shaft Pillar re-design, Kloof Main Shaft VCR and secondary reef inclusions, Kloof 4 Shaft exclusions.

(3)	Beatrix estimation model changes, Driefontein CL and VCR estimation model changes, structural changes Kloof 4 Decline.

(4)	Beatrix 1 Shaft incremental mining extended, Surface pay additions.

(5)	Improvement in the MCF at Driefontein, decrease in MCF at Kloof and Beatrix.

Gold Projects

Factors	Gold (Moz)
31 December 2091	4.045
Area Inclusions/(Exclusions)(1)	0.343
Geological Interpretation(2)	(0.109)
Modifying factors(3)	0.005
31 December 2020	4.045

Notes:
(1)	Optimisation of the Burnstone mining layout.
(2)	Updates to the Burnstone estimation model.
(3)	Burnstone MCF changes.

Competent Persons Declaration

The overall compliance of Sibanye-Stillwater’s mineral reserves information included in this report, and the generation of Sibanye-Stillwater’s Mineral Reserves Statement as of 31 December 2020, has been overseen by the lead Competent Persons listed below. These Competent Persons are designated in terms of the respective national reporting codes (Section 12 of the JSE listing requirements, SAMREC Table 1 and the SEC’s Industry Guide 7). The Group has received written confirmation from these lead Competent Persons that the Mineral Reserve information included in this report is compliant with the SEC’s Industry Guide 7, and that it may be published in the form and context in which it was intended.

Competent Person	Title	Qualification	Years
US Operations
Lead Competent Person
Justus Deen	Technical Services Manager	MSc Minerals Engineering,	22
SMME 04227906RM	Stillwater and East Boulder Operations	BSc Geological Sciences

Competent Persons
Jeff Hughes	Chief Geologist	BSc (Geology)	16
AIPG CPG 11792	Stillwater Operation
Jennifer Evans	Senior Geologist	BSc (Geology)	16
AIPG CPG 11669	East Boulder Operation
Matt Ladvala	Senior Geologist	BSc (Geology)	13
AIPG CPG 11941	Stillwater Operation
Kevin Butak	Senior Geologist	MSc (Geology)	13
AIPG CPG 12012	Stillwater Operation

SA PGM operations
Lead Competent Person
Andrew Brown	VP Mine Technical Services	MSc (Mining Engineering)	36
SAIMM 705060	All managed SA PGM operations and projects

Competent Persons
Nicole Wansbury	Unit Manager Geology	MSc Geology	15
SACNASP 400060/11	Marikana
Leon Koorsse	Unit Manager Survey	GDE Mining Eng.	36
SAGC GPr MS 0134	Marikana
Brian Smith	Unit Manager Survey	NHD (Mine Survey); MEng MRM; MSCC	34
SAGC GPr MS 0218	Rustenburg and Kroondal
Leonard Changara	Unit Manager Geology	MSc (Geology); MBA	22
SACNASP 400089/08	Rustenburg and Kroondal

SA gold operations
Lead Competent Person
Gerhard Janse van Vuuren	VP Mine Technical Services	BTech (Mineral Resource Management);	33
SAIMM 706705	All managed gold operations and projects	GDE (Mining Engineering); MBA; MSCC

Competent Persons

Competent Person	Title	Qualification	Years
US Operations
Lead Competent Person
Antonio Umpire	Unit Manager Evaluation	BSc (Hon) Geology;	25
SACNASP 400372/12	All managed gold operations and projects	GDE (Mining Engineering); MBA
Lindelani Mudimeli	Unit Manager Geology	BSc (Hon) Geology;	14
GSSA 967582	All managed gold operations and projects	GDE (Mining Engineering)
Steven Wild	Unit Manager Planning	NHD (Mineral Resource Management);	25
SAIMM 706556	All managed gold operations and projects	GDE (Mining Engineering)
Mpfariseni Mudau	Director – RVN Group	MSc (Engineering)	14
SACNASP Pr. Sci. Nat 400305/12	Ergo Mining
Steven Rupprecht	Principal Mining Engineer – RVN Group	PhD	22
SAIMM 701013	Ergo Mining
Vaughn Duke	Director – Sound Mining	BSc (Mining Engineering)	36
SAIMM 37179	FWGR

DIRECTORS AND EXECUTIVE MANAGEMENT

Chairman and Independent Non-Executive Director

Dr. Thabane Vincent Maphai (69)

BA, BA (Hons), M Phil, D Phil, Catholic University of Leuven, Advanced Management Programme, Harvard University

Dr. Vincent Maphai is the Chairman of the Sibanye-Stillwater Board. Dr. Maphai was appointed a director of Sibanye-Stillwater on 1 June 2019, and appointed as non-executive Chairman of Sibanye-Stillwater, effective on 30 September 2019. He is a non-executive director of Discovery Limited. Previously, he was the Director of Corporate Affairs and Transformation at The South African Breweries Limited. In addition, he served as the southern African Chairperson of BHP Billiton (South African region). Dr. Maphai has accumulated 20 years’ experience in the academic profession, and 16 years as a senior executive in the private sector. He has served on the boards of various companies as non-executive chairperson, including the South African Broadcasting Corporation and the Presidential Review Commission into the restructuring of the public sector. Dr. Maphai has also held a two-year academic position at Williams College in Massachusetts.

Executive Directors

Neal John Froneman (61)

Chief Executive Officer

BSc Mech Eng (Ind Opt), University of the Witwatersrand; BCompt, University of South Africa; PrEng

Neal Froneman was appointed executive director and CEO of Sibanye-Stillwater on 1 January 2013. Over the past seven years he has led the transformation of Sibanye-Stillwater from a 1.5Moz South Africa-based gold producer into a leading precious metals miner with an international operating footprint ranking among the world’s top three PGM producers. His career spans more than 37 years during which time he worked at Gold Fields, Harmony Gold Mining Company Limited (Harmony) and JCI Limited. In April 2003, Neal was appointed CEO of Aflease Gold Limited (Aflease Gold), which, through a series of reverse take-overs, became Gold One International Limited (Gold One) in May 2009. He was primarily responsible for the creation of Uranium One Incorporated (Uranium One) from the Aflease Gold uranium assets. During this period, he was CEO of Aflease Gold and Uranium One until his resignation from Uranium One in February 2008. He held the CEO position at Gold One until his appointment at Sibanye-Stillwater. In May 2016, he was elected to serve as a Vice President of the Minerals Council.

Charl Keyter (47)

Chief Financial Officer

BCom, University of Johannesburg; MBA, North-West University; ACMA and CGMA

Charl Keyter was appointed a director of Sibanye-Stillwater on 9 November 2012, and executive director and CFO on 1 January 2013. Previously, he was Vice President and Group Head of International Finance at Gold Fields. Charl has more than 26 years’ mining experience, having begun his career at Gold Fields in February 1995.

Independent Non-Executive Directors

Richard Peter Menell (65)

MA (Natural Sciences, Geology), Trinity College, University of Cambridge; MSc (Mineral Exploration and Management), Stanford University FGS, FSAIMM, FAusIMM

Richard (Rick) Menell is a Sibanye-Stillwater Lead Independent non-Executive Director. He was appointed as a non-executive director on 1 January 2013 and as the Lead Independent non-Executive Director on 14 February 2020. He has over 40 years’ experience in the mining industry. Previously, he occupied the positions of President of the Minerals Council, President and CEO of TEAL Exploration & Mining Inc., Chairman of Anglovaal Mining Limited and of Avgold Limited, Chairman of Bateman Engineering Limited, deputy Chairman of Harmony and of African Rainbow Minerals Limited. He has also been a director of Telkom Group Limited, Standard Bank of South Africa Limited, Weir Group PLC and Mutual and Federal Insurance Company Limited. He recently retired as a non-executive director and Chairman of Credit Suisse Securities Johannesburg Proprietary Limited and as Deputy Chairman and non-executive director of Gold Fields. Rick is a trustee of the Carrick Foundation and of the Claude Leon Foundation. He is co-Chairman of the City Year South Africa Youth Service Organisation, and Chairman and trustee of the Palaeontological Scientific Trust. He serves on the Council of the University of the Western Cape.

Timothy John Cumming (63)

BSc (Hons) (Engineering), University of Cape Town; BA (PPE); MA (Oxford)

Timothy (Tim) Cumming is a Sibanye-Stillwater Independent non-Executive Director. He was appointed as a non-executive director on 21 February 2013. He is the founder and executive director of Scatterlinks Proprietary Limited, a South African-based company providing leadership development services to senior business executives as well as strategic advisory services to companies. He has a wealth of experience in financial services, including periods as an executive at Old Mutual Limited (Old Mutual), HSBC Bank PLC and Allan Gray Limited, and is currently also an independent non-executive director of Nedgroup Investments Limited and non-executive Chairman of RisCura Holdings Proprietary Limited. Tim started his career as an engineer at Anglo American Corporation of South Africa Limited. He worked on a number of diamond mines and gold mines in South Africa. He is also the Chairman of the Woodside Endowment Trust and of the Investment Committee of the Mandela Rhodes Foundation.

Nonhlanhla Savannah Danson (53)

BA (Hons) Communication Science and Finance, Bridgewater University, United States; MBA (Strategic Planning and Finance) DeMontford University

Savannah Danson is a Sibanye-Stillwater Independent non-Executive Director. She was appointed as a non-executive director on 23 May 2017. As the founder and executive chairperson of Bunengi Investment Group, she brings a wealth of experience from the finance, mining, infrastructure and media sectors. Savannah is the chairperson of WSP Group Africa, a Canadian-listed engineering group, and serves on the boards of Wilson Bayly Holmes-Ovcon Limited, a JSE listed company and Rand Water.

Harry James Rodolph Kenyon-Slaney (60)

BSc (Hons) (Geology), Southampton University, International Executive Programme, INSEAD (France)

Harry Kenyon-Slaney is a Sibanye-Stillwater Independent non-Executive Director. He was appointed a non-executive director on 16 January 2019. He is currently Chairman of Gem Diamonds Limited, a member of the Advisory Board of Schenck Process Holding GmbH and a senior advisor to McKinsey & Co., in which roles he uses his wide experience to support operational, health and safety and business transformation programmes. Harry, who has more than 38 years of experience in the mining industry, principally with Rio Tinto PLC (Rio Tinto), is a geologist by training and his experience spans operations, marketing, projects and business development. Until 2015 and as a member of Rio Tinto’s Group Executive committee, he held the roles of Chief Executive – Energy, and before that, Chief Executive – Diamonds and Minerals. Prior to this, he led Rio Tinto’s global titanium dioxide business, was chief executive of Rio Tinto’s listed subsidiary, Energy Resources of Australia Limited, and General Manager Operations at Palabora Mining Company Limited in South Africa, and he has held senior marketing roles in copper, uranium and industrial minerals. He began his career as an underground production geologist on the gold mines in South Africa where he has lived and worked for 15 years.

Nkosemntu Gladman Nika (62)

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

Keith Alfred Rayner (64)

BCom, Rhodes University; CTA; CA (SA)

Keith Rayner is a Sibanye-Stillwater Independent non-Executive Director. He was appointed as a non-executive director on 1 January 2013. Keith is CEO of KA Rayner Presentations CC, an advisory and presentation corporation specialising in corporate finance and regulatory advice. He is an independent non-executive director of Afristrat Investment Holdings Limited and of Telkom SA SOC Limited. He is a non-executive director of Nexus Intertrade Proprietary Limited, Sabi Gold Proprietary Limited (dormant), Keidav Properties Proprietary Limited (dormant) and Appropriate Process Technologies Proprietary Limited. He is a member of the JSE Limited’s Issuer Regulation Advisory Committee and is a member of the Investment Analysts Society.

In compliance with the Sarbanes-Oxley Act, the Board has identified Keith Rayner as the Audit Committee’s financial expert.

Susan Comber van der Merwe (66)

BA, University of Cape Town

Susan (Sue) van der Merwe is a Sibanye-Stillwater Independent non-Executive Director. She was appointed as a non-executive director on 21 February 2013. She served as a member of Parliament for 18 years until October 2013, and held various positions, including Deputy Minister of Foreign Affairs from 2004 to 2010. She has participated in various civil society organisations including the Kay Mason Foundation, which is a non-profit organisation assisting disadvantaged scholars in Cape Town. Since 2014, Sue has been a member of the National Council of the South African Institute of International Affairs, a non-governmental research institute focused on South Africa’s and Africa’s international relations.

Jeremiah Skhulumi Vilakazi (60)

BA, University of South Africa; MA, Thames Valley University; MA, University of London; MBA, California Coast University

Jeremiah (Jerry) Vilakazi is a Sibanye-Stillwater Independent non-Executive Director. He was appointed a non-executive director on 1 January 2013. He is Chairman of Palama Investment Holdings Proprietary Limited, which he co-founded to facilitate investments in strategic sectors. He is a past CEO of Business Unity South Africa NPC and Managing Director of the Black Management Forum NPC. In 2009, Jerry was appointed to the Presidential Broad-based Black Economic Empowerment Advisory Council and, in 2010, he was appointed as a Commissioner of the National Planning Commission. He completed both terms in 2015. Previously, he was appointed Public Service Commissioner in 1999 and played a critical role in shaping major public service policies in post-1994 South Africa. Jerry was Chairman of the Mpumalanga Gambling Board and of the State Information Technology Agency (SOC) Proprietary Limited. He previously held the position of Chairman of Netcare Limited and directorships of Pretoria Portland Cement Company Limited, Goliath Gold Limited, General Healthcare Group PLC and Computershare Limited. He is currently a non-executive director in Blue Label Telecoms Limited, Cell C Limited and Palama Industrial Proprietary Limited.

Elaine Jay Dorward-King (63)

Ph.D., Analytical Chemistry, Colorado State University; B.Sc., Chemistry, Maryville College

Elaine Dorward-King is a Sibanye-Stillwater Independent non-Executive Director. She was appointed as a non-executive director on 27 March 2020. She is a retired executive with over 29 years of leadership experience in developing and implementing sustainable development, safety, health and environmental strategies and programmes in the mining, chemical and engineering consulting sectors. From 2013 to June 2019, Elaine served as the executive vice president of sustainability and external relations for Newmont Mining Corporation (Newmont), where she led the development and implementation of strategy, policy, and standards across the company in environmental, social responsibility, community relations, external affairs, government relations and communications areas. She was a member of the Newmont’s executive leadership team (ELT) and was one of four ELT members on the Company’s investment committee. From June 2019 until January 2020, Elaine was executive vice president of ESG strategy for Newmont. Prior to joining Newmont, Elaine spent 20 years at Rio Tinto, where she held a variety of leadership roles including two years as managing director of Richards Bay Minerals Proprietary Limited (Richards Bay Minerals), one of the world’s largest producers of mineral sands products, including titanium dioxide feedstock, zircon, rutile and high-grade iron. She also served as the global head of health, safety and environment for Rio Tinto, a role she held for eight years following other roles of increasing responsibility. Prior to that, Elaine worked for an engineering consulting firm, EBASCO Trading Corporation, and for Monsanto Chemical Company, in the agricultural products division. Since retiring from Newmont, Elaine has joined the boards of Kenmare Resources PLC, a leading producer of titanium minerals and zircon; Great Lakes Dredge and Dock Company LLC, an American company providing construction services in dredging and land reclamation and NOVAGOLD Resources Inc., a North American gold exploration and development company. In addition, Elaine serves on the Board of Resources for the Future a non-profit organisation.

Sindiswa Victoria Zilwa (53)

BCompt (Hons) University of South Africa; CTA; CA (SA); CD(SA); Advanced Taxation Certificate; Advanced Diploma in Financial Planning; Advanced Diploma in Banking

Sindiswa (Sindi) Zilwa is a Sibanye-Stillwater Independent non-Executive Director. She was appointed as a non-executive director on 1 January 2021. A chartered accountant by profession, Sindi is an expert in the areas of accounting, auditing and business management. Sindi is also a chartered director (SA) and has vast experience as a director in the public and private sectors, currently serving as a non-executive director of Discovery Holdings Limited, Discovery Life Limited, Discovery Limited, Discovery Health Proprietary Limited, Discovery Vitality Proprietary Limited, Metrofile Limited, Aspen Pharmacare Holdings Limited, Mercedes-Benz South Africa Limited, and Gijima Group Limited, Gijima Holdings Limited, Mawavune Women’s Investments Proprietary Limited, Cell C Limited and Virtual Voucher Systems Proprietary Limited. She is an author of “The ACE Model-Winning Formula for Audit Committees”, formerly used by the Institute of Directors to train audit committee members in South Africa, and the author of “Creating Board and Committee Effectiveness”. She is a member of the South African Institute of Chartered Accountants and Institute of Directors. Sindi was previously non-executive Chairman of Airports Company South Africa Limited and a non-executive director of Woolworths Limited, Primedia Limited, Wiphold Limited, Ethos Private Equity Limited, Institute of Directors, Alexkor SOC Limited, Rebosis Limited and previously chaired the Business Unity South Africa Standing Committee on Transformation. Sindi was the co-founder and retired Chief Executive Officer of Nkonki Incorporated, having held the position from 1998 to 2016. Her other former non-executive directorships over the past five years included AngloGold Ashanti Limited (AngloGold Ashanti), Tourvest Group Proprietary Limited, Tourvest Holdings Proprietary Limited, Redefine Properties Limited, Consol Holdings Proprietary Limited, Consol Glass Proprietary Limited, Hoba Funeral Financial Services Proprietary Limited, TPN Group Proprietary Limited and Air Traffic and Navigation Services SOC Limited.

Former Directors

Wang Bin (47)

BA in Industrial Surveying and Urban Planning, Changsha Technical College; Advanced graduate program in business administration, Tsinghua University

Wang Bin was appointed as a non-executive director on 1 January 2020 and resigned on 27 March 2020. He has over 21 years of experience in the mining and metals industry. He is currently the deputy general manager of Baiyin Nonferrous Group Co Limited (Baiyin Group), in charge of the overseas investments and assets management. Wang Bin was previously the project director for the acquisition of the 40% minority shareholders’ equity of Gold One Group Limited. His engineering activities have included process definition and optimization, debottlenecking, flowsheet development, field surveys, conceptual engineering studies, feasibility studies, energy analyses, technical evaluations, equipment design and cost estimating.

Lu Jiongjie (35)

BsC (Mathematics and Physics), Tsinghua University; MSc (Finance), Tsinghua University

Lu Jiongjie was appointed as a non-executive director on 1 January 2020 and resigned on 27 March 2020. He is currently the General Manager of Baiyin International Investment Limited, which he established in 2013 as Baiyin Group platform for overseas investment and management, and grew to the current size of approximately US$400 million in investments under management and US$800 million debt financing under management, on behalf of Baiyin Group. Lu’s focus is on financial investments into the mining sector, commodity trading, strategic mergers and acquisitions (M&A) advisory and international debt financing management for the Baiyin Group. He previously worked as an Associate and Director of Long March Capital, wherein he participated in the various mining transactions, including a US$635 million investment by a Chinese consortium led by Baiyin Group in 2011 to acquire Gold One.

Rotation of directors

In accordance with the MOI, one third of the directors shall retire from office at each AGM. The first to retire are those directors appointed as additional members of the Board, followed by the longest-serving members. The Board, assisted by the Nominating and Governance Committee, can recommend the eligibility of retiring directors (subject to availability and their contribution to the business) for re-appointment. Retiring directors can be immediately re-elected by the shareholders at the AGM. The directors retiring in terms of the Company’s MOI are Sindiswa Zilwa, Richard Menell, Keith Rayner and Jeremiah Vilakazi. All of the directors are eligible and offer themselves for re-election.

Executive Committee

Richard Andrew Stewart (45)

Chief Operating Officer

BSc (Hons), PhD (Geology), University of the Witwatersrand; MBA, Warwick Business School (UK); PrSciNat

Richard Stewart, previously Executive Vice President: Business Development, was appointed Group COO effective 1 December 2020. Richard has more than 21 years’ experience in South Africa’s geological and mining industries and is a Fellow of the Geological Society of South Africa and a Registered Natural Scientist. He joined the Group in 2014, and has contributed significantly to Sibanye-Stillwater’s acquisition and growth strategy. Prior to joining Sibanye-Stillwater, he served on the Gold One Executive Committee from 2009, where his last appointment was Executive Vice President: Technical Services. Prior to this Richard served as CEO of Goliath Gold Limited, held management positions at the Council for Scientific and Industrial Research Mining Technology division, Dunrose Trading 186 Proprietary Limited trading as Shango Solutions and Uranium One, and was an investment consultant for African Global Capital Proprietary Limited.

Robert van Niekerk (56)

Chief Technical Officer

National Higher Diploma (Metalliferous Mining), Technikon Witwatersrand; BSc (Mining Engineering), University of the Witwatersrand; South African Mine Manager’s Certificate of Competency

Robert van Niekerk was appointed as Chief Technical Officer for the Group on 1 December 2020. Previously he served as the Executive Vice President: Group Technical Services (from April 2020), Executive Vice President: SA PGM operations (from July 2017 to April 2020), Divisional CEO: Platinum and Executive Vice President: Organisational Effectiveness. Prior to joining Sibanye-Stillwater (in February 2013), he was the Senior Vice President and Group Technical Head of Mining at Gold Fields. He previously occupied several senior operational and executive management positions at Harmony, Anglo American Platinum, Uranium One and Gold One. Robert began his mining career in 1982 as a Learner Official and progressed through the ranks at a number of South African underground and surface mining operations locally and outside of South Africa.

Lerato Legong (43)

Executive Vice President: Legal and Compliance

LLB, University of Pretoria

Lerato Legong is the Executive Vice President: Legal and Compliance of Sibanye-Stillwater. He has over 17 years’ experience and has served both in South African and international private practice and as in-house counsel in the mining industry. Prior to joining Sibanye-Stillwater on 16 March 2020, he held management positions at South32 Limited and served as head of legal at the Minerals Council. He has also held legal positions at the Mintails Limited, Anglo Operations Limited and Sasol Oil Proprietary Limited.

Jacob Dawid Mostert (51)

Executive Vice President: Organisational Growth

Diploma in Labour Relations; MDP (Adv Labour Law); MBA, University of South Africa

Dawie Mostert is the Executive Vice President: Organisational Growth of Sibanye-Stillwater. He has more than 21 years’ experience in the mining industry and was appointed on 1 January 2013 as Senior Vice President: Organisational Effectiveness, focused on introducing new operating and business models in support and directing the turnaround at Sibanye-Stillwater post the unbundling from Gold Fields. With Sibanye-Stillwater adopting value creation as its strategic intent and consequently entering the PGM mining sector, he accepted the position and role as Executive Vice President: Commercial Services and more recently, Executive Vice President: Organisational Growth, focused primarily on leading the organisational culture development strategy and development of business systems that enable the development of top and senior management, senior talent and succession management culminating in future ready Leaders. Prior to joining Sibanye-Stillwater, he served as Vice President: Commercial Services at Gold One in 2012 and Vice President: Human Capital at Great Basin Gold Limited (Great Basin Gold) from 2006 to 2012. Prior to joining Great Basin Gold in 2006, he was Executive: Organisational Development and Employee Relations at Harmony from 2002 to 2006. Dawie joined Harmony in 1996 as part of the merger and acquisition transformational team playing a leading organisational integration role. During 2001 to 2002 he was appointed Mine Manager at the then Elandsrand mine leading a management team post the integration phase.

Themba George Nkosi (48)

Executive Vice President: Corporate Affairs

BA Hons (Employment Relations), University of Johannesburg; BTech (Human Resources), Peninsula Technikon; Human Resources Executive Programme, University of Michigan

Themba Nkosi is the Executive Vice President: Corporate Affairs at Sibanye-Stillwater. He was appointed on 4 July 2016 as Executive Vice President: Human Capital and more recently as Executive Vice President: Corporate Affairs. He has more than 22 years’ experience across various industries in human resources, corporate affairs, communication and stakeholder management. Prior to joining Sibanye-Stillwater, he was Head: Human Resources, Transformation and Corporate Communications at ArcelorMittal South Africa Limited (ArcelorMittal) from June 2009. He previously occupied several senior management positions at ArcelorMittal and Human Resources Director for sub-Saharan Africa at the PepsiCo Incorporated.

Wayne David Richard Robinson (58)

Executive Vice President: US PGM operations

BSc (Mechanical Engineering), University of Natal; BSc (Mining Engineering), University of the Witwatersrand; PrEng; South African Mine Manager’s Certificate of Competency (Metalliferous); South African Mechanical Engineer’s Certificate of Competency

Wayne Robinson was appointed Executive Vice President: US PGM operations on 1 October 2020. He was previously Executive Vice President: SA PGM operations since April 2020, and before that Executive Vice President: Group Technical and Head of Operations (SA region) from July 2017. Prior to that he was the Divisional CEO: Gold and Uranium and Senior Vice President: Underground Operations – Beatrix and Cooke. Wayne has worked in the South African gold and platinum mining sectors for more than 30 years and has extensive experience in underground mine management. Prior to joining Sibanye-Stillwater in June 2014, he was Executive Vice President of Cooke Operations (Gold One) and served on Gold One’s Executive Committee from 2012 to 2014. He also held senior management positions at EPL (2006 to 2012), Richards Bay Minerals (2005 to 2006) and Gold Fields, where he worked after qualifying as a mechanical and mining engineer.

Johannes Dawid van Aswegen (44)

Executive Vice President: SA PGM operations

ND Metalliferous Mining, NHD Metalliferous Mining, Managers Certificate of Competency, Junior Management Programme (JMP), Management Development Programme (MDP), Baccalaureus Technology, University of Johannesburg Degree: Mining Engineering, Advanced Management – Duke Corporate Education Programme (LIA), London

Dawie van Aswegen was appointed as the Executive Vice President: SA PGM operations at Sibanye-Stillwater on 11 January 2021. Dawie was previously Senior Vice President and Head of Mining at both the Rustenburg/Kroondal operations and Marikana operations since Sibanye-Stillwater’s acquisitions of these operations in November 2016 and June 2019, respectively. Dawie started his mining career in 1995 as a trainee at JCI Limited. He joined Anglo American Platinum as a Shift Supervisor in 1998 and was appointed Mine Overseer in 2001. He was appointed Section Manager in 2003 at the Bathopele mine. In 2008 he was appointed Production Manager at Frank 1 and 2 Shafts (Khomanani mine). In June 2011 Dawie became the acting General Manager at Anglo American Platinum’s Khuseleka mine and was appointed General Manager in January 2012 at Bathopele.

Laurent Charbonnier (46)

Executive Vice President: Business Development

École Centrale Paris, Institut d’Etudes Politiques de Paris

Laurent Charbonnier was appointed Executive Vice President: Business Development at Sibanye-Stillwater on 1 October 2020. He has over 20 years’ experience in investment banking. Prior to joining Sibanye-Stillwater, Laurent worked at UBS Group AG, Credit Suisse Group AG and HSBC Bank PLC, where he was Managing Director and Global Head for Metals and Mining. Laurent was involved in numerous large M&A deals, Initial Public Offerings, rights issues, bonds and other structured financings for the metals and mining sector. In particular, he was the lead advisor to Sibanye-Stillwater on the acquisitions and related financings (bridge financing, rights issue and bonds) of Aquarius, Rustenburg, Stillwater and Lonmin.

Richard Allen Cox (48)

Executive Vice President: SA gold operations

Stanford Executive Program, Stanford University Graduate School of Business; MBA (cum laude), Gordon Institute of Business Science; BSc (Mining), University of the Witwatersrand

Richard Cox was appointed Executive Vice President: SA gold operations at Sibanye-Stillwater on 1 February 2020, having previously served as Senior Vice President: Strategy Advisor, a position he had held since first joining the Group in November 2020. Richard has 27 years’ experience in the mining industry with extensive experience in both the gold and PGM mining industries. His previous roles include Senior General Manager of the Mogalakwena PGM Complex at Anglo American Platinum, Manager Mining of the Anglo American Platinum joint venture Pebble Partnership Engineering Team, and General Manager and senior leadership positions at AngloGold Ashanti’s Mali and South African operations. While at the Mogalakwena PGM Complex, he oversaw an open pit redesign and implementation of a new operating model across the entire complex, a host community engagement model, as well as accelerating implementation of breakthrough technologies and industry-leading efficiency programmes.

Former Executive Committee Members

Shadwick Bessit (58)

Executive Vice President: SA gold operations

National Higher Diploma (Metalliferous Mining), Technikon Witwatersrand, South African Mine Manager’s Certificate of Competency

Shadwick Bessit was Executive Vice President: SA gold operations of Sibanye-Stillwater. He served in this position from February 2019 until his untimely passing on 16 January 2021. Previously, he served as Senior Vice President: Technical Platinum and Gold from March 2017, Senior Vice President: Kroondal and Rustenburg operation from March 2016 and Senior Vice President: Underground operations – Kloof and Driefontein from November 2014. Prior to joining Gold Fields in July 2012, Shadwick Bessit pursued personal business interests from 2010 to 2012 and was Executive Director: Operations at Implats. He occupied this position from 2005 to 2010 after joining Implats in November 2002 as General Manager. Previously, he was employed at AngloGold Ashanti from 1986 to 2002 where he moved through the ranks to General Manager level at the Deelkraal, Elandsrand and Savuka mines.

Christopher Bateman (55)

Executive Vice President: US PGM operations

BEng (Hons) (Production Engineering and Production Management), University of Nottingham, UK; Qualified as a Chartered Accountant in England and Wales

Chris Bateman was the Executive Vice President: US PGM operations of Sibanye-Stillwater. He was the Executive Vice President: US region since 2017 until his untimely passing on 6 September 2020. Chris also served as CFO at Stillwater Mining Company from 2014 to 2017. Chris had worked in the mining industry for more than 20 years with experience in platinum, palladium, copper, uranium, diamonds and industrial minerals. Prior to joining Stillwater Mining Company, he served in CFO positions for Turquoise Hill Resources Limited, Rio Tinto Diamonds and Minerals product group, Rio Tinto Iron and Titanium and Energy Resources of Australia Limited. He served on the boards of Richards Bay Minerals in South Africa, Oyu Tolgoi LLC a copper mine in Mongolia and QIT Madagascar Minerals S.A. in Madagascar. Prior to entering the mining industry he was a senior manager with Arthur Andersen’s Business Consulting practice and served as a production engineer in the automotive industry.

Hartley Dikgale (61)

Executive Vice President: Legal and Compliance

BIuris, University of the North; LLB, HDip (Company Law), University of the Witwatersrand; LLM, Vista University

Hartley Dikgale was the Executive Vice President: Legal and Compliance of Sibanye-Stillwater until October 2020 when he retired early. He is an admitted advocate of the High Court of South Africa and has more than 32 years of corporate experience as a business executive. He has served on more than 20 boards of directors for both listed and unlisted companies. He has worked for, among others, Sanlam Limited, Old Mutual, the Independent Communications Authority of South Africa, Rand Water and Pamodzi Investment Holdings Proprietary Limited. In recent years, Hartley has worked for Rand Uranium and Gold One as Senior Vice President: General Counsel. Hartley joined Sibanye-Stillwater in 2013 where he served in a similar capacity until he was appointed as the Executive Vice President: General Counsel and Regulatory Affairs in 2016, and subsequently as Executive Vice President: Legal and Compliance.

ENVIRONMENTAL AND REGULATORY MATTERS

South Africa

Environmental

Overview

Sibanye-Stillwater’s operations in South Africa are subject to various laws and regulations relating to the protection of the environment, and Section 24 of South Africa’s Constitution of 1996 grants the country’s people the right to an environment that is not harmful to human health or well-being, and to the protection of that environment for the benefit of present and future generations through reasonable legislation and other measures that secure justifiable ecologically sustainable development. In addition, the South African Constitution and various environmental legislation enacted and implemented since 1996, grant legal standing to a wide range of interest groups to institute legal proceedings to enforce their environmental rights, which are enforceable against private entities as well as the South African government.

South African environmental legislation commonly requires businesses whose operations may have an impact on the environment to obtain environmental authorisations, permits, licences and other approvals for those operations, and to comply with the conditions of approval prescribed in these EAs. The South African government’s constitutional mandate is to protect the environment, hence the rationale behind environmental authorisations is to ensure that companies with activities that are reasonably expected to have environmental impacts, assess the extent of the environmental impacts emanating from their business activities, as well as to put reasonable and practicable mitigation measures in place to manage and mitigate these impacts.

The most critical and applicable environmental legislation for the mining industry in South Africa remains the MPRDA, the NEMA as well as the National Water Act, each with its own specific regulations and amendments. Under the “One Environmental System” (OES), which came into effect on 8 December 2014, the MRE Minister and Energy (and thus by delegation, the prescribed officials of the DMRE) is the Competent Authority for all environmental issues within the mining industry, including the approval or rejection of environmental authorisations under the NEMA framework for listed activities pertaining to prospecting and mining operations. The Minister of DEFF is the Appeal Authority for applications/authorisations rejected by the MRE Minister. Under the transitional arrangement between the MPRDA and the NEMA, all Environmental Management Programme Reports (EMPRs) previously approved under the MPRDA, are currently deemed to be approved environmental authorisations as if approved under the subsequent NEMA framework. This principle is being challenged in South African court.

NEMA contains the following four key provisions: (i) company directors, in their personal capacity, may be held liable under provisions of NEMA for any environmental degradation and/or the remediation thereof. (ii) every holder of a mining right will remain responsible for any environmental liability, pollution or ecological degradation, the pumping and treatment of polluted or extraneous water and the management and sustainable closure thereof, notwithstanding the issuance of a closure certificate; (iii) the MRE Minister is obliged to appoint environmental mineral resource inspectors to monitor the compliance of mining companies, as well as the enforcement of provisions insofar as it relates to prospecting, exploration, mining or production; and (iv) a duty of care to the environment is imposed on all persons to take reasonable measures to prevent pollution and environmental degradation. There is general consensus in the mining industry that, whilst the intent of the OES had been noble, the practical implementation thereof thus far has been challenging, specifically insofar as the South African government’s adherence to the timeframes for issuing environmental authorisations is concerned. Through the Minerals Council and other industry associations, the mining industry is working closely with the South African government to improve this system.

The Regulations on Financial Provisioning, first issued under NEMA on 20 November 2015, and as subsequently amended by a series of regulations, the latest of which were published in 2019, remain controversial and largely untenable to industry, primarily due to impracticalities around implementation as well as the significant financial implications. As a result of widespread criticism from industry, in 2020, the Minister of DEFF published regulations that extended the transitional period for certain existing rights and permit holders and deferred the implementation date for the November 2015 Regulations on Financial Provisioning to 19 June 2021. Sibanye-Stillwater will assess the quantum of its financial provision in line with the updated methodologies stipulated by the Regulations on Financial Provisioning.

Carbon Tax

Energy is a significant input and cost to Sibanye-Stillwater’s mining and processing operations, with its principal energy sources being electricity and purchased petroleum products. A number of governments or governmental bodies, including the United Nations Framework Convention on Climate Change, have introduced or are contemplating regulatory changes in response to the potential impact of climate change. Many of these contemplate restricting GHG emissions in jurisdictions in which Sibanye-Stillwater operates.

The South African government introduced a carbon tax under the Carbon Tax Act (Act No. 15 of 2019) with effect from 1 June 2019. The carbon tax was designed to fix liability on the person who conducts an activity in South Africa that results in GHG emissions above a certain threshold. The carbon tax design requires the calculation of liability to be based on the sum of GHG emissions, which results from fuel combustion, industrial processes and fugitive emissions. Taxpayers must determine emissions in accordance with the reporting methodology approved by the DEFF. The first phase of the Carbon Tax Act applies to the so-called “Scope 1” emissions from 1 June 2019 to 31 December 2022. Under the first phase, the introduction of the carbon tax is not expected to have an immediate impact on the price of electricity. Accordingly, although the statutory rate of carbon tax in 2020 was R127 per tonne (2019: R120 per tonne) of CO2e emissions, allowances under the Carbon Tax Act resulted in an effective carbon tax rate ranging from R6 to R51 per tonne of CO2e emissions (2019: R6 to R48). The South African government indicated that a review of the impact of carbon tax will be conducted before the second phase, after at least three years of implementation of the carbon tax.

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

In addition, the DEFF imposes so-called “carbon budgets” on entities in identified high-emitting industries, including mining. It requires companies, including Sibanye-Stillwater to submit pollution prevention plans beginning from January 2023, unless companies elect to comply early. The “carbon budgets” are intended to operate as statutory limits for CO2e, emissions in excess of which may entail a fine, or other punitive measures. The National Treasury and the DEFF discussed the options for aligning the carbon tax with the carbon budgets during several meetings held in June and July 2018. Since the Climate Change Bill has not been promulgated, the Carbon Tax Act has not been drafted to reflect this alignment at this stage. Once the Climate Change Bill is assented to as an act of parliament, the Carbon Tax Act can then be amended, accordingly. If the legislation on carbon budges is enacted, it is expected that the South African government will phase out the current carbon budget allowance of 5% provided for under the Carbon Tax Act.

Pursuant to Section 19(c) of the Carbon Tax Act, on 29 November 2019, the South African government introduced the Carbon Offset Regulations, which outline the eligibility criteria for offset projects (which includes certain types of renewable energy, energy efficiency and on site co-generation projects) and set out the procedure for claiming the offset allowance. Companies are allowed to use carbon offsets to a maximum of 10% of their total GHG emissions to reduce their tax liability. For carbon offsetting projects that are within the scope of the Carbon Tax Act, the offset allowances must be used within the first phase (up to 31 December 2022), except for qualifying renewable energy projects. For all other projects, the offset allowances can be used until the end of the crediting period as stipulated under the relevant standard. Other features of the Carbon Offset Regulations include the exclusion of temporary credits, clarification that offset allowances are non-transferable and a specification of the tax period for which the offset allowance will be used.

While certain aspects of the carbon tax remain uncertain, the direct financial implications of the carbon tax for Sibanye-Stillwater, in today’s terms, at the 2020 carbon footprint and at the basic rate of R127 per tonne of CO2e, would be approximately R2.8 million per annum for the period 1 January 2020 to 31 December 2020 on the basis that electricity (i.e. Scope 2 emissions) is excluded. In other words, Sibanye-Stillwater’s final liability will be affected by the extent to which it is able to make use of the full suite of allowances that are built into the carbon tax design.

Air Quality Act

Under the Air Quality Act, the South African government has established minimum emission standards for certain activities that result in air emissions and for which atmospheric emissions licences (AELs) must be held. Non-compliance with the conditions of an AEL as well, as the minimum emissions standards under the Air Quality Act, is an offence. Emissions are reported to the regulator in accordance with licence conditions. Air dispersion modelling is conducted as part of air quality impact assessments. This is used to predict air quality concentrations at receptor locations in nearby communities. The AEL reports, which include results of stack emissions, are in place to demonstrate levels of conformance.

Waste Act

The Waste Act commenced on 1 July 2009 with the exception of certain sections relating to contaminated land, which came into force on 2 May 2014. The contaminated land sections of the Waste Act regulate the identification, investigation, remediation, rehabilitation and inventorying of contaminated land. Responsible waste management is a priority for the DEFF. Though historically under the scope of the MPRDA’s mineral laws, as of 8 December 2014, residue deposits and residue stockpiles became subject to regulation under the Waste Act, and accordingly, waste management licences for activities relating to their establishment and reclamation became required. In addition, regulations regarding the Planning and Management of Residue Deposits and Stockpiles (MRDS), were published on 24 July 2015, which had financial implications for the management of residue deposits and residue stockpiles, since they imposed various classifications and associated liner requirements for new residue deposits and residue stockpiles. Due to the onerous nature and the anticipated financial impact these regulations would have on industry with little or no benefit to the environment from a pollution control/containment perspective, the regulations were amended in September 2018 to provide for a case-by-case analysis of the pollution control measures required for residue stockpiles and residue deposits. In addition, in November 2019, the South African government requested a second round of comments to the draft National Environmental Management Laws Amendment Bill (2017), which proposes key changes including amending the “residue deposits”, “residue stockpiles” and “waste”, such that the items no longer in the scope of the Waste Act become subject instead to the NEMA. This development is considered beneficial to the industry given the view that both from a technical and legal perspective, there was sufficient regulation in legislation other than the Waste Act (e.g. MPRDA) to regulate MRDS. This process still needs to be finalised.

The Waste Act has also provided for waste licensing requirements for both general and hazardous waste, for listed activities ranging from storage of waste salvage yards, waste water treatment plants through to disposal by landfill. Sibanye-Stillwater currently has a number of licenced waste management facilities, such as its Beatrix operations, Rustenburg Platinum Mines, Marikana Operations and Precious Metals Refinery. These facilities are managed in accordance with the Waste Act. In addition, the waste management activities at some of Sibanye-Stillwater’s facilities are regulated by and managed through the existing approved EMPRs, in accordance with the transitional provisions contained in the Waste Act and its regulations.

The Waste Act, pursuant to further regulations, also provides for the following: registration with the DEFF of all operations generating hazardous waste or operating waste disposal facilities ; quarterly reporting by disposal facilities of quantities of waste received for disposal; classification of waste and landfills which determines the disposal obligations and other requirements according to the waste classification regulations. Detailed waste classifications and associated safety data sheets have been developed for all of Sibanye-Stillwater’s hazardous wastes where relevant (e.g. the PGM operations, and waste disposed to landfills have been assessed and are directed to the relevant class of landfill).

The Waste Act further defines the requirements and risk-based assessment process to be undertaken, to have waste streams excluded from the definition of waste, provided there is a defined beneficial use for this waste. Sibanye-Stillwater has identified waste ash as a waste stream that is applicable to these regulations, with submission to be made to obtain approval on exclusions.

Water Use

Under South African law, mining operations are subject to water use licences and/or authorisations that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. The National Water Act provides for the management of all surface and groundwater resources including the protection of the water systems for ecological requirements. The National Water Act as well as the associated notices published in relation to the Act provide for conditions that must be adhered to and dictate the requirements for water use authorisation for various water uses that contain activity specific requirements based on the specialist information submitted by means of the application process. Sibanye-Stillwater has obtained and/or applied for these water use licenses. For information on such licenses, see Risk Factors—Risks Related to Sibanye-Stillwater’s Operations and Industry—Sibanye-Stillwater’s operations are subject to water use regulation, which could impose significant costs and burdens.

Biodiversity Act

The National Environmental Management: Biodiversity Act, 2004 (No. 10 of 2004) (Biodiversity Act) aims at the protection of the natural diversity within South Africa, particularly threatened and endangered species, as well as the protection of essential ecosystems and the associated services. The Biodiversity Act necessitates certain management requirements and permits.

National Nuclear Regulator Act

Sibanye-Stillwater undertakes activities which are regulated by the National Nuclear Regulator Act, 1999 (Act No 47 of 1999) (the NNR Act). The NNR Act requires Sibanye-Stillwater to obtain authorisation from the National Nuclear Regulator (NNR) and undertake activities in accordance with the conditions of such authorisations. During the reporting period, both internal and external audits and inspections were conducted. For the internal audits, conducted by an accredited external radiation protection specialist, Sibanye-Stillwater’s South Africa operations received 100% compliance. For the inspections, conducted by the National Nuclear Regulator Inspectorate, Sibanye-Stillwater’s South Africa operations registered an average compliance index of 97%, which is higher than the benchmark of 80%. Each of Sibanye-Stillwater’s South Africa operations possesses and maintains a Certificate of Registration (CoR) as required by the NNR Act.

Enforcement of Environmental Laws

Although traditionally weak, the enforcement of environmental laws under South Africa’s comprehensive environmental regulatory framework, has experienced rapid improvement. Three separate legislative acts, including the NEMA (for the mining industry enforced by the DMRE), the MPRDA (enforced by the DMRE) and the National Water Act (enforced by the DHSWS) all make provisions for the appointment of environmental management inspectors, which have sweeping authority and mandates to enforce environmental legislation. Some of the new environmental laws and regulations have been viewed as “disabling” and as having a negative impact on the growth and development of the mining industry. To date, Sibanye-Stillwater’s approach has been to work with South African government and the Minerals Council to positively influence new and emerging legislation as far as possible in the interest of the industry as well as in the interest of the environment.

Health and Safety

Health and safety performance on mines is regulated by the South African Mine Health and Safety Act (No 29 of 1996) (MHSA). The MHSA, among others, requires the holder of a mining right to ensure that their operating and non-operating mines maintain a safe and healthy working environment. Employees also have the right to refuse to perform hazardous work or enter into an unsafe working place. The MHSA describes the powers and functions of the Mine Health and Safety Inspectorate (MHSI), within the jurisdiction of the DMRE and as part of the process of enforcement.

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

The principal health risks arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting our workforce include lung diseases such as silicosis, TB, a combination of both, and COAD, as well as NIHL.

The Occupational Diseases in Mines and Works Act, 1973 (Act No 78 of 1973) (ODMWA) governs compensation paid to mining employees who contract certain occupational illnesses, such as silicosis. The South African Constitutional Court has ruled that a claim for compensation under ODMWA does not prevent an employee from seeking compensation from an employer in a civil action under common law (either as individuals or as a class). On 3 May 2018, the Gold Working Group, including Sibanye-Stillwater, agreed to the Settlement Agreement, which was approved by the Gauteng High Court in Johannesburg on 26 July 2019. This Settlement Agreement provides compensation to all eligible workers suffering from silicosis and/or TB who worked in the Occupational Lung Disease Working Group companies’ mines from 12 March 1965 to the date of the Settlement Agreement. For additional information see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 31: Occupational healthcare obligation.

A failure to comply with MHSA is a criminal offence for which an employer, or any responsible person, may be charged and, if successfully prosecuted, be fined or imprisoned, or both. The MHSI also has the power to impose administrative fines upon an employer in the event of a breach of the MHSA. The maximum administrative fine that may be imposed is R1 million per transgression.

Mining Rights

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

Following a review, the DMRE released the Amendment of the Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2010 (2010 Mining Charter) on 20 September 2010. Amendments to the 2004 Mining Charter in the 2010 Mining Charter included, among other things, the requirement by mining companies to: (i) facilitate local beneficiation of mineral commodities; (ii) procure a minimum of 40% of capital goods, 70% of services and 50% of consumable goods from HDSA suppliers (i.e. suppliers in which a minimum of 25% plus one vote of their share capital must be owned by HDSAs) by 2014 (exclusive of non-discretionary procurement expenditure); (iii) ensure that multinational suppliers of capital goods contribute a minimum of 0.5% of their annual income generated from South African mining companies into a social development fund from 2010 towards the socio-economic development of South African communities; (iv) achieve a minimum of 40% HDSA demographic representation by 2014 at top management (board) level, senior management (executive committee) level, middle management level, junior management level and core and critical skills; (v) invest up to 5% of annual payroll in essential skills development activities; and (vi) implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organised labour, all of which was to be achieved by 2014. In addition, mining companies were required to monitor and evaluate their compliance to the 2010 Mining Charter and needed to submit annual compliance reports to the DMRE. The Scorecard for the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry attached to the 2010 Mining Charter (Scorecard) made provision for a phased-in approach for compliance with the above targets over the five-year period ended 2014. For measurement purposes, the Scorecard allocates various weightings to the different elements of the 2010 Mining Charter. Failure to comply with the provisions of the 2010 Mining Charter amounted to a breach of the MPRDA, which could result in the cancellation or suspension of a mining company’s existing mining rights.

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

With the 2014 HDSA ownership target date contemplated in the 2010 Mining Charter having passed, the DMRE’s application of the 2010 Mining Charter and its assessment of compliance therewith in respect of the ownership element is concerning. There are concerns in the mining industry that the approach followed by the DMRE poses a risk of government action against many mining entities, which will threaten security of tenure, in that government may order the suspension or cancellation of mining rights in instances of deemed non-compliance with the requirements of the 2010 Mining Charter.

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

The Main Application was heard on 9 and 10 November 2017 and on 4 April 2018, the High Court of South Africa delivered a judgment finding, among other things, that once the Minister or his delegate is satisfied, according to MPRDA provisions, that the grant of a mining right applied for in terms of section 22 of the MPRDA will further the objects referred to in sections 2(d) and 2(f) of the MPRDA in accordance with “the Charter referred to in section 100” and has granted the mining right applied for, then the holder of the mining right will not be legally obligated to restore the percentage ownership (irrespective of how it was measured) to the 26% HDSA ownership target referred to in the 2004 Mining Charter and in the 2010 Mining Charter where HDSA shareholding has fallen below the 26% requirement. This judgment applies to old order rights converted in terms of the MPRDA but does not apply where the terms and conditions of the right itself stipulated that the 26% HDSA ownership had to be retained. The High Court of South Africa was not requested in the judgment to pronounce on the validity of the 2010 Mining Charter. The High Court of South Africa indicated that the absence of such pronouncement should not be inferred as a confirmation that the 2010 Mining Charter was validly issued in terms of section 100(2) of the MPRDA or that “it is the charter contemplated in section 100” of the MPRDA. On 19 April 2018, the DMRE filed a notice of intention to appeal the Gauteng Division High Court’s judgment but then withdrew the notice of appeal in August 2020.

The Mineral and Petroleum Resources Development Amendment Act, 2008 (the MPRDAA) was assented to by the President on 19 April 2009 and was to come into effect on a date to be proclaimed by the President. From 19 April 2009 to 31 May 2013, the fate of the MPRDAA was unclear and it was thought that the government would not proceed with the MPRDAA. On 31 May 2013, it was published in the South African Government Gazette that the MPRDAA would come into effect 7 June 2013. This proclamation was amended by a further proclamation dated 6 June 2013 such that only certain sections of the MPRDAA took effect as of 7 June 2013. Because Sibanye-Stillwater is already the holder of mining rights in respect of its mines, the amendments introduced by the MPRDAA have limited impact on the current regulation of its operations.

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

The 2018 Mining Charter

On 27 September 2018, the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (2018 Mining Charter) was published and came into effect on the same day. The 2018 Mining Charter was further amended by the notice published in the South African Government Gazette on 19 December 2018 and read with the implementation guidelines for the 2018 Mining Charter published on such same date. The implementation guidelines outline processes, procedures, forms and templates to facilitate compliance with the requirements of the 2018 Mining Charter.

The 2018 Mining Charter provides that the 2004 Mining Charter and the 2010 Mining Charter are repealed.

Some material changes contemplated in the 2018 Mining Charter include:

•	existing mining right holders, who had achieved a minimum of 26% HDSA ownership on the date of commencement of the 2018 Mining Charter, shall be recognised as being compliant for the duration of that mining right;

•	existing mining right holders who, at any stage during the existence of their mining right, achieved 26% HDSA ownership, but subsequently (prior to the commencement of the 2018 Mining Charter) HDSA shareholders exited, resulting in HDSA ownership falling below 26%, shall be recognised as compliant for the duration of the mining right; and

●	the recognition of any mining right holder as being compliant in regard to historical HDSA ownership, lapses upon the transfer and renewal of the mining right and such recognition would not be applicable to any new applications for a mining right.

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

For all applications for new mining rights, the 2018 Mining Charter requires a minimum of 30% HDSA ownership. At a minimum, the HDSA ownership must be comprised as follows:

•	5% non-transferable carried interest to qualifying employees;

•	5% non-transferable carried interest to host communities; and

•	20% effective ownership in the form of shares by a BEE entrepreneur (5% of which must preferably be for women).

Some additional amendments included, among other things, the requirement that mining companies within five years of the commencement of 2018 Mining Charter:

•	facilitate local beneficiation of mineral commodities;

•	procure a minimum of 70% of mining goods (i.e. 21% of the mining goods spend to be spent on South African manufactured goods produced by companies owned and controlled by HDSAs; 5% of the mining goods spend to be spent on South African manufactured goods produced by women and youth and 44% of the mining goods spend to be spent on South African manufactured goods produced by a BEE compliant company); and 80% of services from South African based companies (i.e. suppliers in which a minimum of 50% must be spent on services supplied by companies owned and controlled by HDSAs; a minimum of 15% must be spent on services supplied by companies owned and controlled by women; a minimum of 5% must be spent on services supplied by youth; and a minimum of 10% must be spent on services supplied by BEE compliant companies);

•	achieve a minimum of 50% HDSA demographic representation at board level (20% of which must be women), achieve a minimum of 50% HDSA demographic representation at the executive management level (20% of which must be women), achieve a minimum of 60% HDSA demographic representation at the senior management level (25% of which must be women), achieve a minimum of 60% HDSA demographic representation at the middle management level (25% of which must be women), achieve a minimum of 70% HDSA demographic representation at the junior management level (30% of which must be women), achieve a minimum of 60% HDSA demographic representation at the core and critical skills level, a minimum of 1.5% employees with disabilities as a percentage of all employees, reflective of the demographic; and

•	implement measures to improve the standards of housing and living conditions for mineworkers. In addition, mining companies are required to monitor and evaluate their compliance with the 2018 Mining Charter and submit annual compliance reports to the DMRE.

On 26 March 2019, the Minerals Council filed an application in the High Court of South Africa for the judicial review and setting aside of certain clauses of the 2018 Mining Charter, namely:

•	the introductory wording of clause 2.1 of the 2018 Mining Charter (insofar as it provides that a mining right holder must comply with certain requirements);

•	clauses 2.1.1.2, 2.1.1.5, 2.1.1.6 and 2.1.6.2 (in so far as they apply to the renewal of a mining right);

•	clause 2.1.1.4 (in so far as it relates to the transfer of a mining right or a part thereof);

•	clause 2.1.3.2 (in so far as it relates to the distribution of the BEE shareholding in new mining right holders);

•	clause 2.1.4 (relating to the implementation of equity equivalent benefits for host communities);

•	clause 2.1.5.2 (in so far as it relates to the vesting of BEE shareholding for a new mining right being prescribed to a minimum 30% target, which applies for the duration of a mining right);

•	clause 7.2 (in so far as it relates to the ownership and mine community development elements being ring-fenced and requiring 100% compliance at all times);

•	the proviso in clause 2.1.6.1 to clauses 2.1.6.1.1 to 2.1.6.1.4 (in so far as it relates to a BEE shareholding or part thereof being disposed of below the prescribed minimum shareholding, leading to a mining right holder’s empowerment credentials being recognised for the duration of the mining right);

•	the heading of clause 2.1.6 (relating to the disposal of BEE shareholding in respect of existing rights);

•	the definition of “beneficiation” and clauses 2.1.7.1 (including clauses 2.1.7.1.1 to 2.1.7.1.5) in the following respects:

•	setting aside the definition of beneficiation and substituting it with the definition of beneficiation of section 1 of the MPRDA;

•	setting aside the words “against a BEE Entrepreneur” where they appear in clause 2.1.7.1;

•	setting aside the words “a maximum of 5 percentage points of a BEE Entrepreneur” where they appear in clause 2.1.7.1.1; and

•	setting aside clauses 2.1.7.1.2 to 2.1.7.1.5;

•	clause 2.2 (in so far as it relates to dealing with inclusive procurement, supplier and enterprise development);

•	clauses 4, 6.2, 7.1, 7.3, 8.7, 8.8, 8.9 and 9.2 (in so far as they relate to new or existing licences and permits issued in the terms of the Diamonds Act, 1986 and the Precious Metals Act, 2005); and

•	clause 9.2 (which provides that a mining right holder who has not complied with the ownership element and falls between levels 6 and 8 of the 2004 Mining Charter scorecard shall be in breach of the MPRDA and subject to provisions of section 93, read in conjunction with section 47, 98 and 99 of the Act).

In the alternative to the above, the Minerals Council may apply for a declaratory judgment confirming that these clauses are inconsistent with the principle of legality as enshrined in the South African Constitution, 1996 and requested that they be set aside. On 27 March 2019, the DMRE published a media statement indicating that it intended to oppose the Minerals Council’s application and would file its responding documentation in due course. On 30 June 2020, the High Court of South Africa (Gauteng Division) found that certain affected communities and trade unions that were party to the legal proceedings relating to the Mining Charter, 2017 should be joined to this review application in respect of the Mining Charter, 2018 as respondents. The court has not yet decided on the merits of this judicial review application.

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

Housing and Living Conditions Standard

The Housing and Living Conditions Standard was published by the MRE Minister on 11 December 2020. Among other things, it provides that:

•	an existing mining right holder must, within a period of twelve months from the date of publication of the Housing Standard, submit a detailed Housing and Living Conditions Plan;

•	a new mining right holder must, within a period of twelve months from the date of granting of the mining right, consult with organised labour, the relevant municipality and the Department of Human Settlements regarding its mine employee housing and living conditions needs;

•	a mining right holder who intends developing accommodation for its mine employees shall, after consultation with relevant stakeholders, where feasible, acquire land within close proximity of the mine operations and plan housing needs in support of compact, integrated and mixed land use environment; and

•	a mining right holder must offer employees a range of housing options, which includes amongst others rental accommodation, private home ownership, government subsidized home ownership and living out allowance.

Amended MPRDA Regulations

On 27 March 2020, the MRE Minister published the Amendments to the MPRDA Regulations (Amended MPRDA Regulations).

The amendments include, among other things:

•	Expansion of the definition of interested and affected parties (currently defined as “a natural or juristic person with a direct interest in the proposed or existing operation or who may be affected by the proposed or existing operation”) to include the following: host communities, landowners (traditional and title deed owners); traditional authority; land claimants; lawful land occupier; holder of informal land rights; the Department of Agriculture, Land Reform and Rural Development; any other person (including on adjacent and non-adjacent properties) whose socio-economic conditions may be directly affected by the proposed prospecting or mining operation; the local municipality and the relevant Government Departments, agencies and institutions responsible for the various aspects of the environment and for infrastructure which may be affected by the proposed project”;

•	Insertion of the term “meaningful consultation” which is to mean “the applicant, has in good faith facilitated participation in such a manner that reasonable opportunity was given to provide comment by the landowner, lawful occupier or interested and affected party in respect of the land subject to the application about the impact the prospecting or mining activities would have to his right of use of the land by availing all the information pertaining to the proposed activities enabling these parties to make an informed decision regarding the impact of the proposed activities to be carried out in terms of the Environmental Impact Assessment Regulations, 2014 (as amended) (EIA Regulations)”;

•	Introduction of a new requirement that mining companies be obliged to publish SLPs relating to their operations in English and one other dominant official language commonly used in the mine community on the mining company’s website, in local newspapers, as well as in certain offices and libraries within 30 days of approval, and the availability and content of the approved SLP must be announced, where feasible, in local radio stations and relevant news outlets;

•	Repeal of regulations 48-5in chapter two of the MPRDA Regulations, since they have been incorporated into NEMA and the EIA Regulations;

•	Amendments to regulations 56-62 of the MPRDA Regulations to require mining right holders to prepare the various closure reports in accordance with the provisions of NEMA and EIA Regulations; and

•	Introduction of new procedures for lodging internal appeals in terms of section 96 of the MPRDA which overhauls the appeal procedure provided in the MPRDA Regulations.

Draft Mine Community Resettlement Guidelines, 2019

The Minister published the Draft Mine Community Resettlement Guidelines, 2019 (Guidelines) for public comment on 4 December 2019. Some of the key provisions of the Guidelines are as follows:

•	The Guidelines will apply to both applicants and existing holders of mining rights, PRs and mining permits (both Applicants and Holders) in terms of the MPRDA where prospecting or mining activities will have the effect of displacement or resettlement of the Affected Parties; and

•	The Guidelines require Applicants and Holders to make provision for development of a Resettlement Plan, Resettlement Action Plan and Resettlement Agreement. Further, the Guidelines provide that no mining activity shall commence until a Resettlement Agreement is reached on the appropriate amount of compensation as a result of resettlement of the Affected Parties. An Applicant or Holder, where feasible, must provide financial assistance to Affected Parties. The Guidelines also envisage a “Party to Party dispute resolution process” that must be invoked prior to embarking on the Regional Manager-led process in section 54 of the MPRDA.

The BBBEE Act and the Broad-Based Black Economic Empowerment Amendment Act, 2013 (B-BBEE Amendment Act)

The BBBEE Act established a national policy on broad-based black economic empowerment with the objective of increasing the participation of HDSAs in the economy. The BBBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the BBBEE Codes, with which organs of state and public entities and parties interacting with them or obtaining rights and licences from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the BBBEE Act and the policies and codes provided for thereunder, which apply generally to other industries in South Africa. The BBBEE Act and the BBBEE Codes do not require the DMRE to apply the BBBEE Codes when determining the qualification criteria for the issuing of mining rights, nor do they require that the DMRE apply the BBBEE Codes as a requirement for the retention of existing mining rights. The BBBEE Codes will nevertheless apply to mining companies if they wish to be scored for the purpose of contracting with state institutions.

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

This raises the question of whether the BBBEE Act and the BBBEE Codes may overrule the 2004 Mining Charter (which for the purposes of comparison with the BBBEE Act, would include later iterations of the 2004 Mining Charter) in the future. There is no clarity on this point at this stage. The revised Broad-Based Black Economic Empowerment Codes of Good Practice (the Revised BEE Codes) became available for voluntary use on 11 October 2013 and became effective on 1 May 2015. Entities may elect to be measured under the Revised BEE Codes immediately. Both the BBBEE Amendment Act and the Revised BEE Codes expressly stipulate that where an economic sector in South Africa has a Sector Code in place for BEE purposes, companies in that sector must comply with the Sector Code. For purposes of the BBBEE Act, the 2004 Mining Charter (as amended) is not a Sector Code. It is not clear at this stage how the 2004 Mining Charter and Revised BEE Codes relate to each other. The government may designate the 2004 Mining Charter as a Sector Code, in which case it will be under the auspices of the BBBEE Act. On the other hand, the 2004 Mining Charter may remain a stand-alone document under the auspices of the MPRDA and may be subject to the trumping provision discussed above. This uncertainty may be resolved through either government clarification or judicial attention. On 17 February 2016, the Minister of Trade and Industry published a gazette notice which repealed and confirmed the validity of a number of Sector Codes. The omission of the 2004 Mining Charter from the notice can be interpreted as confirmation that the 2004 Mining Charter is not contemplated as a Sector Code. This supports the interpretation that the BBBEE Act did not intend to trump the 2004 Mining Charter. While it remains to be seen how this will be interpreted, it appears that the BBBEE Act and the BEE Codes will not overrule the 2004 Mining Charter in the future.

The Royalty Act

The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 (the Royalty Act) imposes a royalty on refined and unrefined minerals payable to the South African government.

The royalty in respect of refined minerals (which include gold and PGMs) is calculated by multiplying the gross sales of the refined mineral during the year of assessment by the percentage determined by dividing earnings before interest and taxes (EBIT) by the product of 12.5 times gross sales plus an additional 0.5. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of revenue is applicable in respect of refined minerals.

The royalty in respect of unrefined minerals (PGMs) is calculated by multiplying the gross sales of the unrefined mineral during the year of assessment by the percentage determined by dividing earnings before interest and taxes (EBIT) by the product of 9 times gross sales plus an additional 0.5. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 7% of revenue is applicable in respect of unrefined minerals.

Sibanye-Stillwater currently pays a royalty based on the refined and unrefined minerals royalty calculation as applied to its gross sales.

The South African President appointed the Davis Tax Committee to look into and review the current mining tax regime. The committee’s first interim report on mining, which was released for public comment on 13 August 2015, proposed no changes to the royalty regime but recommended the discontinuation of the upfront capital expenditure write-off regime in favour of an accelerated capital expenditure depreciation regime. In addition, the report recommended retaining the so called “gold formula” for existing gold mines only, as new gold mines would be unlikely to be established in circumstances where profits are marginal or where gold mines would conduct mining of the type intended to be encouraged by the formula. The committee also recommended the phasing out of additional capital allowances available to gold mines in order to bring the gold mining corporate income tax regime in line with the tax system applicable to all taxpayers. On 13 November 2017, following a period of public comment, the Davis Tax Committee issued its final report which largely reaffirmed its initial recommendations. The South African National Treasury will continue to consider the Davis Tax Committee’s final recommendations. It is not clear at this stage which, if any, of the recommendations will be adopted as legislation in the future.

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

United States

Environmental

Overview

In the United States, Sibanye-Stillwater’s US PGM operations are subject to extensive federal, state and local government controls and regulations, including regulation of mining and exploration activities which could involve the discharge of materials and contaminants into the environment, the investigation and clean-up of such discharges, disturbance of land, reclamation of disturbed lands, associated potential impacts to threatened or endangered species, management of waste materials, and other environmental concerns.

In particular, statutes including, but not limited to, the Clean Air Act, the Clean Water Act, the RCRA, the Emergency Planning and Community Right-to-Know Act, the Endangered Species Act, the NEPA and CERCLA impose permit requirements, effluent standards, air emission standards, waste handling and disposal restrictions and other design and operational requirements, as well as record keeping and reporting requirements, upon various aspects of mineral exploration, extraction and processing. In addition, the existing mining operations may become subject to additional environmental control and mitigation requirements if applicable federal, state and local laws and regulations governing environmental protection, land use and species protection are amended or become more stringent in the future.

In addition, the federal regulation under the Resource Conservation and Recovery Act governing the manner in which secondary materials and by-products of mineral extraction and beneficiation are handled, stored and reclaimed or reused is subject to frequent review by regulatory agencies.

Generally, compliance with the applicable environmental rules and regulations in the United States requires Sibanye-Stillwater US PGM operations to obtain permits issued by federal, state and local regulatory agencies and to file various and numerous reports that track operational monitoring, compliance, performance and records maintenance activities, measuring its operational effect on the environment. Certain permits require periodic renewal or review of their conditions.

Climate Change and GHG Emissions Regulations

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

In 2009, the EPA issued a final rule requiring the reporting of GHGs from specified large GHG emission sources in the United States beginning in 2011. Sibanye-Stillwater’s US PGM operations hold a Title V Major Air Quality Permit, which requires Sibanye-Stillwater to annually calculate the GHG emissions from the US PGM operations and compare these amounts against reporting thresholds. Because current levels are well below reporting thresholds, the Sibanye-Stillwater’s US PGM operations are not currently required to report GHG emissions. Additionally, the assessment of GHG emissions is becoming an increasingly important part of NEPA assessments, and as a result, Sibanye-Stillwater may be required to mitigate its GHG emissions in connection with any future NEPA review.

President Biden has made climate change a central focus of his administration. In addition to re-entering the Paris Agreement on 20 January 2021, the Biden administration issued an executive order directing all federal agencies to review and take action to address any federal regulations, orders, guidance documents, policies and any similar agency actions promulgated during the prior administration that may be inconsistent with the administration’s policies. As a result, it is unclear the degree to which certain recent regulatory developments may be modified or rescinded. The executive order also established the Inter-agency Working Group on the Social Cost of Greenhouse Gases, which is called on to, among other things, develop methodologies for calculating the “social cost of carbon,” “social cost of nitrous oxide” and “social cost of methane.” Recommendations from the working group are due beginning 1 June 2021 with final recommendations by January 2022.

Clean Air Act

In the United States, Sibanye-Stillwater’s US PGM operations are subject to the federal Clean Air Act and comparable state and local laws and regulations. These laws and regulations regulate emissions of air pollutants from various industrial sources, including ventilation exhaust, rock crushing activities, and mill processing used at Sibanye-Stillwater’s US PGM operations’ mines as well as smelting and refining stack emissions from its processing operations, and also imposes various monitoring and reporting requirements. For example, the smelting and refining operations are subject to particulate matter, carbon monoxide and nitrogen oxide limits under the federal New Source Performance Standards (NSPS), in addition to stringent sulphur dioxide (SO2) limits at the Sibanye-Stillwater’s US PGM operations smelting operations.

Additionally, as mines continue to grow and expand, ventilation demands, and associated emissions continue to escalate resulting in increases in ventilation exhaust emissions. Air quality laws and regulations may require that Sibanye-Stillwater’s US PGM operations obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with air permits containing various emission and operational limitations and utilise specific emission control technologies to limit emissions.

Hazardous Substances and Waste

In the United States, Sibanye-Stillwater’s US PGM operations are subject to environmental laws and regulations relating to the management and release of hazardous substances, solid wastes and hazardous wastes. These laws generally regulate the generation, storage, treatment, transportation and disposal of solid and hazardous wastes and may impose strict joint and several liability for the investigation and remediation of affected areas where hazardous substances may have been released or disposed. For instance, the CERCLA, and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a hazardous substance into the environment.

While some of the industrial wastes generated by the Sibanye-Stillwater’s US PGM operations are excluded from hazardous wastes regulations, it also generates industrial wastes that are subject to the requirements of the RCRA, and comparable state statutes.

Sibanye-Stillwater’s US PGM operations annually reports to the EPA, the United States Forest Service (USFS), and the Montana Department of Environmental Quality (Montana DEQ) in relation to releases of hazardous or toxic substances to the extent they exceed certain federal and state thresholds.

Water Discharges

In the United States, Sibanye-Stillwater’s US PGM operations are subject to the federal Clean Water Act and analogous state laws that impose restrictions and strict controls on the discharge of pollutants into waters, and construction activities in waters and wetlands. Certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of pollutants and chemicals. Spill prevention, control and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of regulated waters in the event of a tank spill, rupture or leak.

In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. These permits may require Sibanye- Stillwater’s US PGM operations to monitor and sample the storm water runoff from certain of its facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non- compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.

During 2015, Sibanye-Stillwater’s US PGM operations completed renewal of water discharge permits at both its Stillwater and East Boulder mines. In 2020, these permits were administratively extended. These renewed permits include more stringent water quality discharge limits including a compliance schedule for Sibanye-Stillwater’s US PGM operations to meet compliance with the new permits.

Endangered Species Act

The Endangered Species Act was established to protect endangered and threatened species. Pursuant to that act, if a species is listed as threatened or endangered, restrictions may be imposed on activities that would harm the species or that would adversely affect that species’ habitat. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act. The U.S. Fish and Wildlife Service designates the species’ protected habitat as part of the effort to protect the species. A protected habitat designation or the mere presence of threatened or endangered species could result in material restrictions to use of land.

Diesel Particulate Matter

In an effort to protect the health of Sibanye-Stillwater’s US PGM operations employs various measures to comply with the MSHA’s limits on diesel particulate matter (DPM) exposure for underground miners. These measures include using catalytic converters, filters, and enhanced ventilation regimens, modifying certain mining practices underground that tend to create concentrations of DPM, and utilising various blends of biodiesel fuel.

Permitting and Reclamation

Operating Permits 00118 and 00149 issued by Montana DEQ encompass approximately 2,414 acres at the Stillwater Mine located in Stillwater County, Montana and 1631 acres at the East Boulder Mine located in Sweet Grass County, Montana. The permits delineate lands that may be subject to surface disturbance. Sibanye-Stillwater’s US PGM operations employs concurrent reclamation wherever feasible.

Reclamation regulations affecting Sibanye-Stillwater’s US PGM operations are promulgated and enforced jointly by the Montana DEQ and the USFS. For regulatory purposes, reclamation means returning the post-mining land to a state which has stability and utility comparable to adjacent, undisturbed areas. Major reclamation requirements include stabilisation and re-vegetation of disturbed lands, controlling storm water and drainage from portals and waste rock dumps, removal of roads and structures, the treatment and elimination of process solutions, the reclamation of major tailings storage facilities and the treatment and management of mine water prior to discharge in compliance with standards and visual mitigation.

Permits governing air and water quality are issued to Sibanye-Stillwater’s US PGM operations by the Montana DEQ, which has been delegated such authority by the federal government. Operating permits issued to the Company by the Montana DEQ and the USFS do not have an expiration date but are subject to periodic reviews. The reviews evaluate bonding levels, monitor reclamation progress, and assess compliance with all applicable permit requirements, mitigation measures and state and federal environmental standards. Closure and reclamation obligations are reviewed and reassessed by the agencies on a five-year rotating schedule. Bonding and financial guarantees are posted with the agencies to cover final reclamation costs at the end of the reconciliation and reassessment process.

Mine Safety Disclosure

Sibanye-Stillwater’s US PGM operations are subject to regulation by the MSHA under the Federal Mine Safety and Health Act (FMSH Act). MSHA inspects Sibanye-Stillwater’s US PGM mine operations on a regular basis and issues various citations and orders when it believes a violation has occurred under the FMSH Act.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), each operator of a coal or other mine is required to include certain mine safety results within its periodic reports filed with the SEC. In accordance with the reporting requirements included in Section 1503(a) of the Dodd-Frank Act and Item 104 of Regulation S-K (17 CFR 229.104), the required mine safety results regarding certain mining safety and health matters for each of Sibanye-Stillwater’s mine locations that are covered under the scope of the Dodd-Frank Act are included in Exhibit 16 Mine Safety Disclosures of this Annual Report on Form 20-F. In 2020, Sibanye-Stillwater received a total of 47 violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under section 104 of the FMSH Act. See Exhibit 16 Mine Safety Disclosures of this Annual Report on Form 20- F for more information.

FINANCIAL INFORMATION

Dividend Policy and Dividend Distribution

Sibanye-Stillwater may make distributions from time to time, provided that any such distribution is pursuant to an existing legal obligation of Sibanye-Stillwater or a court order or has been authorised by resolution of the Board (save in the case of a pro rata distribution to all shareholders (except one which results in shareholders holding shares in an unlisted entity which requires the sanction of an ordinary resolution), cash dividends paid out of retained income, capitalisation issues or scrip dividends incorporating an election to receive either capitalisation shares or cash), and provided further that:

•	dividends be paid to shareholders registered as at a date subsequent to the date of declaration or date of confirmation of the dividend, whichever is the later;

•	it reasonably appears that Sibanye-Stillwater will satisfy the ‘solvency and liquidity’ test as set out in the Companies Act immediately after completing the proposed distribution; and

•	no obligation is imposed by Sibanye-Stillwater, if it is a distribution of capital, that such capital be used to subscribe for shares in Sibanye-Stillwater.

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

Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, therefore, considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transaction costs, share-based payment on BEE transaction, gain on acquisition, net other business development costs, share of results of equity-accounted investees, after tax, and changes in estimated deferred tax rate. For a reconciliation of loss attributable to the owners of Sibanye-Stillwater to normalised earnings, see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 13: Dividends.

In line with Sibanye-Stillwater’s strategic priority of deleveraging and the commitment to shareholder returns, the Board of Directors resolved to pay a final dividend of 321 SA cents per share. Together with the interim dividend of 50 SA cents per share, which was declared and paid, this brings the total dividend for the year ended 31 December 2020 to 371 cents per share and this amounts to a payout of 35% of normalised earnings.

Under South African law, Sibanye-Stillwater will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act, and it is permitted to do so in terms of the Memorandum of Incorporation.

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

Dividends and payments to Sibanye-Stillwater Shareholders

Sibanye-Stillwater may make payments (including the payment of dividends) to the Sibanye-Stillwater Shareholders from time to time in accordance with provisions of the Companies Act, the JSE Listing Requirements and the Sibanye-Stillwater Memorandum of Incorporation. The Companies Act prohibits any payment (including the payment of any dividend) to a company’s shareholders if there are reasonable grounds for believing that:

•	the company is, or would be, after the payment, unable to pay its debts as they become due in the ordinary course of business for a period of 12 months after the date of making such payment; or

•	the consolidated assets of the company fairly valued would, after the payment, be less than the consolidated liabilities of the company, fairly valued.

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

All unclaimed dividends or other payments to Sibanye-Stillwater Shareholders must be held in trust by the Sibanye-Stillwater Directors for the benefit of Sibanye-Stillwater indefinitely, provided that any dividend or bonus or other payment to Sibanye-Stillwater Shareholders remaining unclaimed for a period of not less than three years from the date on which it became payable may be released by the Sibanye-Stillwater Directors. Sibanye-Stillwater shall be entitled at any time to delegate its obligations in respect of unclaimed dividends or other unclaimed distributions, to any one of its bankers from time to time.

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

The JSE Listings Requirements as read with the Sibanye-Stillwater Memorandum of Incorporation require that any new issue of equity shares by Sibanye-Stillwater must first be offered to existing Sibanye-Stillwater Shareholders in proportion to their shareholding in Sibanye-Stillwater unless, among other things, the issuance to new Sibanye-Stillwater Shareholders is:

•	pursuant to a Sibanye-Stillwater Shareholder approved employee share incentive scheme;

•	to raise cash through a general issuance at the discretion of the Sibanye-Stillwater Board to the general public (but not to related parties) of up to 30% of the issued share capital in any one fiscal year at an issue price with a discount not exceeding 10% of the 30 business day weighted average trading price prior to the date that the application is made to the JSE to list the shares, provided that a 75% majority of the votes cast by Sibanye-Stillwater Shareholders at a general meeting must approve the granting of such authority to the Sibanye-Stillwater Board;

•	to raise cash through a specific issuance of Sibanye-Stillwater Shares for cash, provided that 75% of majority of votes cast by Sibanye-Stillwater Shareholder, other than parties and their associates participating in the specific issue for cash, vote in favour of the resolution to issue the shares;

•	a capitalisation issue, an issue for an acquisition of assets (including another company) or an amalgamation or merger in terms of the Companies Act; or

•	in terms of option or conversion rights.

In terms of the Companies Act, an issue of equity shares by Sibanye-Stillwater must be approved by a special resolution of Sibanye-Stillwater Shareholders if the Sibanye-Stillwater Shares are issued, among other things, to approve:

•	a Sibanye-Stillwater Director, future director, prescribed officer or future prescribed officer of Sibanye-Stillwater; or

•	a person related or inter-related to Sibanye-Stillwater, or to a Sibanye-Stillwater Director or prescribed officer of Sibanye-Stillwater.

Unless the issue of Sibanye-Stillwater Shares is, among other things:

•	under an agreement underwriting the Sibanye-Stillwater Shares;

•	in proportion to existing holdings, and on the same terms and conditions that have been offered to all the Sibanye-Stillwater Shareholders;

•	pursuant to an employee share scheme that satisfies the requirements of section 97 of the Companies Act; or

•	pursuant to an offer to the public as defined in section 95(1)(h), read with section 96 of the Companies Act.

Furthermore, in terms of the Companies Act, an issue of shares requires approval of the shareholders by special resolution if the voting power of the class of shares that are issued or issuable as a result of the transaction will be equal to or exceed 30% of the voting power of all the shares of that class held by shareholders immediately before the transaction.

Transfer of Sibanye-Stillwater Shares

The transfer of any Sibanye-Stillwater certificated share will be implemented in accordance with the provisions of the Companies Act using the then common form of transfer. Dematerialised Sibanye-Stillwater Shares which have been traded on the JSE are transferred on the STRATE system and delivered three business days after each trade. The transferor of any Sibanye-Stillwater Share is deemed to remain the holder of that share until the name of the transferee is entered in Sibanye-Stillwater’s Register for that Sibanye-Stillwater Share. Since Sibanye-Stillwater Shares are traded through STRATE, only shares which have been Dematerialised may be traded on the JSE. Accordingly, Sibanye-Stillwater Shareholders who hold shares in certificated form will need to Dematerialise their Sibanye-Stillwater Shares in order to trade on the JSE.

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

The annual general meeting deals with and disposes of all matters prescribed by the Memorandum of Incorporation and the Companies Act, including:

•	the consideration of the audited financial statements and report of the independent accountants; and

•	the election of Sibanye-Stillwater Directors.

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

The Sibanye-Stillwater Directors will cause to be prepared annual financial statements and an annual report as required by the Companies Act and the JSE Listings Requirements. Sibanye-Stillwater make the same available to every shareholder who so requests a copy of the annual report and annual financial statements. Not later than three months after the first six months of its fiscal year, Sibanye-Stillwater will make available to every Sibanye-Stillwater Shareholder an interim report for the previous six-month period.

Changes in capital or objects and powers of Sibanye-Stillwater

The Sibanye-Stillwater Shareholders may, by the passing of a special resolution:

•	increase Sibanye-Stillwater’s authorised share capital;

•	divide all or any part of Sibanye-Stillwater’s share capital into Sibanye-Stillwater Shares of larger amounts than Sibanye-Stillwater’s existing shares or consolidate and reduce the number of the issued no par value Sibanye-Stillwater Shares, if any;

•	subdivide all or any portion of Sibanye-Stillwater Shares into shares of a smaller amount than is fixed by the Sibanye-Stillwater Memorandum of Incorporation;

•	reduce Sibanye-Stillwater’s authorised share capital and, if required by law, its issued share capital, stated capital and any capital redemption reserve fund or any share premium account;

•	alter the provisions of the Sibanye-Stillwater Memorandum of Incorporation with respect to the objects and powers of Sibanye-Stillwater; and

•	subject to the provisions of the Companies Act or any other South African law governing companies and the JSE Listings Requirements and any other stock exchange upon which the shares of Sibanye-Stillwater may be quoted or listed from time to time, allow Sibanye-Stillwater to acquire shares issued by itself or in any subsidiary of Sibanye-Stillwater from time to time.

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

Sibanye-Stillwater non-executive Directors may be paid their travelling and other expenses which are necessarily incurred by them in connection with the business of Sibanye-Stillwater, and in attending the meetings of Sibanye-Stillwater non-executive Directors or of committees thereof, and if any Sibanye-Stillwater non-executive Director shall be required to perform extra services, to go or to reside abroad or otherwise, or be specially occupied about Sibanye-Stillwater’s business, such Sibanye-Stillwater non-executive Director shall be entitled to receive a remuneration as approved by a special resolution of Sibanye-Stillwater's Shareholders.

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

Recent Developments

Keliber Oy (Keliber) – Battery metals investment

On 23 February 2021 Keliber and the Company entered into an investment agreement that enables Keliber to significantly advance its lithium project in Central Ostrobothnia, Finland. The Keliber project consists of several advanced stage lithium spodumene deposits, with significant exploration upside in close proximity to the existing project. Based on a FS completed in 2019 and improved in 2020, Keliber currently has 9.3 million tonnes of ore reserves, sufficient for more than 13 years of operation. Planned annual production is 15,000 tonnes of battery grade lithium hydroxide. The project includes the development of a chemical plant in Kokkola, approximately 50 kilometres from the mining area, which will produce battery grade lithium hydroxide. The Group intends to play a key role as an industrial anchor investor in the forthcoming financing of the construction of Keliber’s lithium project. Production is anticipated to start in 2024 and none of the future lithium hydroxide production has been committed to any offtake party.

Under the investment agreement the Group will make an initial phased equity investment of €30 million, for an approximate 30% equity shareholding into Keliber. In the first tranche the Group subscribed for shares in Keliber for €15 million and simultaneously, on the same terms as Sibanye-Stillwater’s €30 million phased investment, a further €10 million equity issuance was offered to the existing Keliber shareholders, which was fully subscribed. The Group has the obligation to purchase any shares not subscribed for by the existing Keliber shareholders under this offer. The investment agreement allows the Group to finance development work of a further €15 million in two tranches over a twelve-month period. In addition to, and subject to the completion of the initial investment and funding, the Group has a guaranteed option to achieve the majority shareholding in Keliber, should it wish to do so, by contributing further equity financing for the development of the project.

Phembani BEE transaction

During April 2021, Sibanye-Stillwater restructured the previously highly indebted Lonmin Limited (changed to Sibanye UK Limited on 25 March 2021) B-BBEE structure in relation to WPL and EPL (collectively referred to as Marikana), so as to ensure the sustainability of the B-BBEE shareholding in Marikana and facilitate the realisation of value to the B-BBEE shareholders (Restructuring Transaction).

The Restructuring Transaction resulted in the cancellation of the previous preference share funding provided to a special purpose vehicle (Phembani SPV) held by the Phembani Group Proprietary Limited group (Phembani Group). As replacement, the Group subscribed for new preference shares at a nominal amount in the Phembani SPV. These preference shares will earn dividends capped to R2.6 billion and will be funded through 90% of the dividends attributable to the Phembani Group as and when paid by Marikana. The preference shares will be redeemed at the earlier of 12.5 years from the issue date or when the capped dividend amount is reached.

The new arrangement provides the Marikana shareholders with access to distributable Marikana dividends in the short and medium term through the introduction of a 10% trickle dividend while any intercompany debt is outstanding. Thereafter, the Marikana shareholders will participate fully in their attributable portion of Marikana’s dividends. However, a 90% portion of the Phembani Group’s attributable dividends will continue to be applied against the preference dividends until the preference shares have been redeemed. As part of the Restructuring Transaction, Incwala Platinum Proprietary Limited is also released from its obligation to repay the historical loans made to it by WPL.

Material Contracts

The following are material contracts not entered into in the ordinary course of business that were entered into, novated or amended by Sibanye-Stillwater in the period under review.

2022 and 2025 Notes

On 27 June 2017 Stillwater, as a subsidiary of Sibanye-Stillwater, issued at face value US$1.05 billion of senior notes (the 2017 Senior Notes) to an indenture dated 16 March 2017 among Sibanye, The Bank of New York Mellon and certain guarantors. The 2017 Senior Notes offering comprises of two tranches, US$500 million 6.125 percent Senior Notes due 2022, which bear interest at a rate of 8.125 percent per annum (the 2022 Notes) and US$550 million 7.125 percent Senior Notes due 2025, which bear interest at a rate of 7.125 percent per annum (the 2025 Notes) (together the 2022 and 2025 Notes). The 2022 and 2025 Notes are denominated in US Dollars, mature and become due and payable in arrears in equal semi-annual instalments on 27 June and 27 December of each year. The 2022 and 2025 Notes are fully and unconditionally guaranteed, jointly and severally by Kroondal Operations Proprietary Limited, SRPM and Sibanye Gold Limited. The guarantees rank equally in right of payment to all existing and future senior debt of the guarantors.

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

Following the completion of the Lonmin Acquisition, on 8 January 2020, WPL acceded to the 2017 Senior Notes as an additional guarantor. Following completion of the Scheme, on 24 February 2020 Sibanye-Stillwater acceded to the 2017 Senior Notes as an additional guarantor.

2023 Convertible Bond

On 28 March 2018, Sibanye Gold Limited, a wholly owned subsidiary of Sibanye-Stillwater, entered into a supplemental trust deed relating to its issuance, on 26 September 2017, of a US$450 million senior unsecured guaranteed convertible bond due 2023 (the 2023 Convertible Bond), pursuant to a trust deed dated 26 September 2017, among Sibanye Gold Limited, Stillwater Mining Company and Kroondal Operations Proprietary Limited as guarantors and BNY Mellon Corporate Trustee Services Limited as Trustee. The 2023 Convertible Bond bears a coupon of 1.875% per annum, payable semi-annually in arrears in equal instalments on 26 March and 26 September of each year. The 2023 Convertible Bonds are guaranteed by Stillwater Mining Company and Kroondal Operations Proprietary Limited.

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

The Convertible Bonds were issued at 100% of their principal amount (i.e. US$200,000 per 2023 Convertible Bond). Unless previously redeemed, converted or purchased and cancelled, the 2023 Convertible Bonds will be redeemed at their principal amount on 26 September 2023. Sibanye-Stillwater will has the option to redeem all but not some of the 2023 Convertible Bonds at their principal amount (plus accrued but unpaid interest) in accordance with the terms and conditions of the 2023 Convertible Bonds at any time (i) on or after 17 October 2020, if the value of the new and/or existing shares underlying a 2023 Convertible Bond is equal to or exceeds US$260,000 for a specified period of time, or (ii) if 15% or less of the aggregate principal amount of the 2023 Convertible Bond remains outstanding (all as more fully described in the terms and conditions of the 2023 Convertible Bond).

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

Following the completion of the Scheme, on 24 February 2020, Sibanye Stillwater acceded to the 2023 Convertible Bond as an additional guarantor and undertook to deliver its shares into any share settlements under the 2023 Convertible Bond.

On 18 September 2020, pursuant to the terms and conditions of the Convertible Bonds, Sibanye Gold Limited notified holders that it intended to exercise its rights to redeem all Convertible Bonds in full on 19 October 2020. Following this notification Convertible Bonds with a nominal value of US$383 million were converted and settled in Sibanye-Stillwater shares in tranches. As no conversion notices were received on the remaining US$0.8 million of Convertible Bonds in issue, these were settled in cash at the nominal value together with accrued interest on 19 October 2020.

Lonmin Acquisition

On 14 December 2017, the boards of Sibanye-Stillwater and Lonmin announced that they had reached agreement on the terms of a recommended all-share offer pursuant to which Sibanye-Stillwater, and/or a wholly-owned subsidiary of Sibanye-Stillwater, would acquire the entire issued and to be issued ordinary share capital of Lonmin, which is a major mine-to-market producer of PGMs with core operations in South Africa. The Lonmin Acquisition was effected by means of a scheme of arrangement between Lonmin and Lonmin’s shareholders under Part 26 of the UK Companies Act which was sanctioned by the High Court of Justice in England & Wales on 7 June 2019 and became effective on that date, with the new Sibanye-Stillwater Shares being admitted to trading on the JSE on 10 June 2019. Under the terms of the Lonmin Acquisition, each Lonmin shareholder received one new Sibanye-Stillwater share for each Lonmin ordinary share that they held. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 16.1: Lonmin acquisition.

US$600 million revolving credit facility

Following discussions with its lenders during January 2019, Sibanye-Stillwater secured an extension of the temporary uplift of the net debt to EBITDA covenant limit to 3.5x through to and including 31 December 2019. The covenant limit returned to 2.5x from 31 March 2020. As provided for in the terms of the facility, six of the eight lenders have approved both one-year maturity extension options, and in March 2021, Sibanye-Stillwater successfully extended the first maturity date for the remaining lender, thereby resulting in two lenders having approved the first one-year maturity extension option. As a result of the extension, US$450 million of the US$600 million facility matures on 5 April 2023, and US$150 million 5 April 2022. For information on Sibanye-Stillwater’s US$600 million revolving credit facility, see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28.1: US$600 million RCF and Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 36.2: Risk management activities—Liquidity risk—Working capital and going concern assessment.

Scheme implementation agreement

On 24 February 2020, Sibanye-Stillwater and Sibanye Gold Limited implemented a scheme of arrangement in terms of section 114 of the South African Companies Act, 2008, which resulted in, among other things, Sibanye Gold Limited’s operations being reorganised under Sibanye-Stillwater, which became the parent company of the group (the Reorganisation). See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 26: Stated share capital. The scheme of arrangement was implemented pursuant to a scheme implementation agreement between Sibanye-Stillwater and Sibanye Gold Limited on 4 October 2019 (the Scheme Implementation Agreement). The Scheme Implementation Agreement contained certain condition precedents relating to the implementation of the scheme of arrangement, which have been either satisfied or waived. In addition, the Scheme Implementation Agreement contained certain customary representations and warranties given by each of Sibanye-Stillwater and Sibanye Gold Limited.

R5.5 billion revolving credit facility

In November 2019, a new R5.5 billion revolving credit facility was entered into by the Group on similar terms to the maturing R6.0 billion revolving credit facility. The facility includes two one-year maturity extension options at the discretion of the lenders. All lenders approved the first one-year extension option during 2020. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28.3: R5.5 billion RCF.

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

US$.05 (or less) per ADS (or a portion thereof)	Any cash distribution pursuant to the Deposit Agreement

Persons depositing or withdrawing shares or ADS holders must pay	For
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and those ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to Sibanye-Stillwater’s ADS holders

US$.05 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on Sibanye-Stillwater’s share register to or from the name of the Depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to US dollars

Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

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

In fiscal 2020, BNYM paid US$1,303 million to Sibanye-Stillwater as reimbursement for costs incurred over the year in connection with the ADS program.

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

U.S. Holders

As of 26 March 2021, 1,049 record holders of Sibanye-Stillwater’s ordinary shares, holding an aggregate of 391,409,862 ordinary shares (13%), including shares underlying Sibanye-Stillwater’s ADSs, were listed as having addresses in the United States.

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

The following summary is not a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of Sibanye-Stillwater’s ordinary shares or ADSs and does not cover tax consequences that depend upon your particular tax circumstances. In particular, the following summary addresses tax consequences for holders of ordinary shares or ADSs who are not residents of, or who do not carry on business in, South Africa and who hold ordinary shares or ADSs as capital assets (that is, for investment purposes). For the purposes of the income tax treaty between South Africa and the United States and South African tax law, a United States resident that owns Sibanye-Stillwater ADSs will be treated as the owner of the Sibanye-Stillwater ordinary shares represented by such ADSs. Sibanye-Stillwater recommends that you consult your own tax adviser about the consequences of holding Sibanye-Stillwater’s ordinary shares or ADSs, as applicable, in your particular situation.

Withholding tax on dividends

It should be noted that the withholding tax on dividends declared by South African resident companies to non-resident shareholders or non-resident ADS holders was introduced with effect from 1 April 2012 and the percentage was increased on 22 February 2017 from 15% to 20% Generally, under the terms of the double tax treaty entered into between South Africa and the United States (the Treaty) the withholding tax on dividends may be reduced to 5% of the gross amount of the dividends if the beneficial owner of the shares is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases, provided certain requirements in terms of the Treaty are met. The reduction of the rate of the withholding tax on dividends in terms of the Treaty is subject to the beneficial owner of the dividends making certain declarations and undertakings and providing same to the company or regulated intermediary making payment of the dividend.

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

U.S. federal income tax considerations

The following discussion summarises the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares and ADRs by a US Holder. As used herein, the term “US Holder” means a beneficial owner of ordinary shares or ADRs that is for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organised under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to US federal income tax without regard to its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes.

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

This summary only applies to US Holders that hold ordinary shares or ADRs as capital assets. This summary is based upon:

•	the current federal income tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the Code), its legislative history, and existing and proposed regulations promulgated thereunder;

•	current US Internal Revenue Service (the IRS) practice and applicable US court decisions; and

•	the income tax treaty between the United States and South Africa (the Treaty) all as of the date hereof and all subject to change at any time, possibly with retroactive effect.

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

This summary is of a general nature and does not address all US federal income tax consequences that may be relevant to you in light of your particular situation, and does not address state, local, non-US or other tax laws (such as estate and gift tax laws). For example, this summary does not apply to:

•	investors that own (directly, indirectly, or by attribution) 5% or more of Sibanye-Stillwater’s stock (by vote or value);

•	financial institutions;

•	insurance companies;

•	investors liable for the alternative minimum tax or the net investment income tax;

•	individual retirement accounts and other tax-deferred accounts;

•	tax-exempt organisations;

•	dealers in securities or currencies;

•	investors that hold ordinary shares or ADRs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes;

•	persons that have ceased to be U.S. citizens or lawful permanent residents of the United States;

•	investors that hold ordinary shares or ADRs in connection with a trade or business conducted outside the United States;

•	U.S. citizens or lawful permanent residents living abroad; or

•	investors whose functional currency is not the US dollar.

Sibanye-Stillwater does not believe that it should be treated as, and does not expect to become, a passive foreign investment company (PFIC) for US federal income tax purposes, but Sibanye-Stillwater’s possible status as a PFIC must be determined annually and therefore may be subject to change. If Sibanye-Stillwater were to be treated as a PFIC, US Holders of ordinary shares or ADRs would be required (i) to pay a special US addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADRs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by Sibanye-Stillwater would not be eligible for the reduced rate of tax described below under “Taxation of Dividends”. The remainder of this discussion assumes that Sibanye-Stillwater is not a PFIC for U.S. federal income tax purposes. You should consult your own tax advisers regarding the potential application of the PFIC regime.

The summary of US federal income tax consequences set out below is for general information only. You are urged to consult your tax advisers as to the particular tax consequences to you of acquiring, owning and disposing of the ordinary shares or ADRs, including your eligibility for the benefits of the Treaty and the applicability and effect of state, local, non-U.S. and other tax laws and possible changes in tax law.

US Holders of ADRs

For U.S. federal income tax purposes, a US Holder of ADRs generally will be treated as the owner of the corresponding number of underlying ordinary shares held by the Depositary for the ADRs, and references to ordinary shares in the following discussion refer also to ADRs representing the ordinary shares.

Deposits and withdrawals of ordinary shares by US Holders in exchange for ADRs will not result in the realisation of gain or loss for U.S. federal income tax purposes. Your tax basis in withdrawn ordinary shares will be the same as your tax basis in the ADRs surrendered, and your holding period for the ordinary shares will include the holding period of the ADRs.

Taxation of dividends

Distributions paid out of Sibanye-Stillwater’s current or accumulated earnings and profits (as determined for US federal income tax purposes), before reduction for any South African withholding tax paid by Sibanye-Stillwater with respect thereto, will generally be taxable to you as dividend income, and will not be eligible for the dividends received deduction allowed to corporations. Distributions that exceed Sibanye-Stillwater’s current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your basis in the ordinary shares and thereafter as capital gain. However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. You should therefore assume that any distribution by us with respect to the shares will be reported as ordinary dividend income. You should consult your own tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from us.

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

For U.S. federal income tax purposes, the amount of any dividend paid in Rand will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by you or the Depositary (in the case of ADRs), regardless of whether they are converted into US dollars at that time. If you or the Depositary, as the case may be, convert dividends received in Rand into US dollars on the day they are received, you generally will not be required to recognise foreign currency gain or loss in respect of this dividend income.

Effect of South African withholding taxes

A US Holder will generally be entitled, subject to certain limitations, to a foreign tax credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for South African income taxes withheld by Sibanye-Stillwater. The rules governing foreign tax credits are complex. You should consult your tax adviser concerning the foreign tax credit implications of the payment of South African withholding taxes.

Taxation of a sale or other disposition

Upon a sale or other disposition of ordinary shares or ADRs, other than an exchange of ADRs for ordinary shares and vice versa, you will generally recognise U.S. source capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realised and your adjusted tax basis in the ordinary shares or ADRs, in each case as determined in US dollars. This capital gain or loss will be long-term capital gain or loss if your holding period in the ordinary shares or ADRs exceeds one year. The deductibility of capital losses is subject to significant limitations. You should consult your tax adviser about how to account for proceeds received on the sale or other disposition of ordinary shares or ADRs that are not paid in US dollars.

To the extent you incur Securities Transfer Tax in connection with a transfer or withdrawal of ordinary shares as described under Taxation—Certain South African Tax Considerations—Securities Transfer Tax above, such securities transfer tax will not be a creditable tax for US foreign tax credit purposes.

Backup withholding and information reporting

Payments of dividends and other proceeds with respect to ordinary shares or ADRs by U.S. persons will be reported to you and to the IRS as may be required under applicable U.S. Treasury Regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to comply with applicable certification requirements. Some holders are not subject to backup withholding. You should consult your tax adviser about these rules and any other reporting obligations that may apply to the ownership or disposition of ordinary shares or ADRs, including requirements related to the holding of certain foreign financial assets.

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

Subsidiary information

Not applicable.

Refining and Marketing

Sibanye-Stillwater has appointed Rand Refinery Proprietary Limited (Rand Refinery) to refine all of Sibanye-Stillwater’s South African-produced gold. Rand Refinery is a private company in which Sibanye-Stillwater holds a 44.4% interest, with the remaining interests held by other South African gold producers. Since 1 October 2004, up to the Spin-off date, Gold Fields’ treasury department arranged the sale of all the gold production from Sibanye-Stillwater’s operations. As from the Spin-off, Rand Refinery advises Sibanye-Stillwater’s department of treasury (Treasury) on a daily basis of the amount of gold available for sale. Treasury, then sells the gold at a price benchmarked against the London morning or afternoon fixing price. Two business days after the sale of gold, Sibanye-Stillwater receives an amount in US dollars equal to the value of the gold at the London afternoon fixing price, Rand Refinery invoices Sibanye-Stillwater for the refining charges. For details on the transactions and balances between Sibanye-Stillwater and Rand Refinery for the fiscal years ended 31 December 2020, 2019 and 2018, see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 39 Related-party transactions. For the period between 1 January 2021 and 31 March 2021, the following are the transactions and balances between Sibanye-Stillwater and Rand Refinery: Sibanye-Stillwater did not receive any dividends or interest income, Sibanye-Stillwater sold R89.2 million of gold and Sibanye-Stillwater paid R8.4 million in refining fees. As of 31 March 2021, Sibanye-Stillwater had R5.6 million of trade payables relating to Rand Refinery.

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

The NYSE Listings Standards require US-listed companies to have an audit committee composed entirely of independent directors. The Companies Act requires that the Audit Committee be approved by shareholders on an annual basis at a company’s annual general meeting. The Companies Act and the JSE Listings Requirements also require an audit committee composed entirely of independent directors. Sibanye-Stillwater has appointed an Audit Committee, currently comprised of six Board members, all of whom are independent non-executive, as defined under the Companies Act and the JSE Listings Requirements. One of these non-executive directors was a non-executive director of Gold Fields during the fiscal year ended 31 December 2020, the former parent of Sibanye-Stillwater; however, Sibanye-Stillwater believes he satisfied the requirements of Rule 10A-3 under the Exchange Act and applicable NYSE Listing Standards. This non-executive director subsequently resigned as a non-executive director of Gold Fields on 10 March 2021.

The Companies Act and the JSE Listings Requirements require the appointment of a Social and Ethics Committee. Sibanye-Stillwater has appointed a Social and Ethics Committee, comprising seven independent non-executive directors.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Sibanye-Stillwater has carried out an evaluation, under the supervision and with the participation of management, including the CEO and CFO of Sibanye-Stillwater, of the effectiveness of the design and operation of Sibanye-Stillwater’s disclosure controls and procedures (as defined in Exchange Act Rule 13a – 15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Sibanye-Stillwater’s CEO and CFO concluded that, as of 31 December 2020, Sibanye-Stillwater’s disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

Sibanye-Stillwater’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Exchange Act defines internal control over financial reporting in Rule 13a – 15(f) and 15d – 15(f) as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, as issued by the IASB, and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Sibanye-Stillwater’s management, under the supervision and with the participation of our CEO and CFO, assessed the effectiveness of its internal control over financial reporting as of 31 December 2020. In making this assessment, Sibanye-Stillwater’s management used the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon its assessment, Sibanye-Stillwater’s management concluded that, as of 31 December 2020, its internal control over financial reporting is effective based upon those criteria.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Incorporated (EY), an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on management’s assessment of Sibanye-Stillwater’s internal control over financial reporting as of 31 December 2020.

See “Annual Financial Report—Accountability—Report of independent registered public accounting firm”.

Changes in Internal Control Over Financial Reporting

Except for the remediation of the material weaknesses reported in Sibanye-Stillwater’s annual report on Form 20-F for the fiscal year ended 31 December 2019 relating to the ineffective identification, selection and development of control activities within the central treasury function to mitigate the risk related to the timely recognition of foreign currency cash receipts as cash and cash equivalents with the corresponding settlement of trade receivables, there has been no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during fiscal 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Remediation

Management has remediated the deficiency reported in Sibanye-Stillwater’s annual report on Form 20-F for the fiscal year ended 31 December 2019 relating to the ineffective identification, selection and development of control activities within the central treasury function to mitigate the risk related to the timely recognition of foreign currency cash receipts as cash and cash equivalents with the corresponding settlement of trade receivables, and has implemented control activities to ensure the timely recognition of cash receipts as cash and cash equivalents with the corresponding settlement of trade receivables.

PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Calendar month	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)		Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 2020	—		—	—	—
May 2020	—		—	—	—
June 2020	—		—	—	—
July 2020	—		—	—	—
August 2020	—		—	—	—
September 2020	—		—	—	—
October 2020	—		—	—	—
November 2020	—		—	—	—
December 2020(1)	1,431,197	R	57.23	1,431,197	—
January 2021	—		—	—	—
February 2021	—		—	—	—
March 2021	—		—	—	—
Total:	1,431,197	R	57.23	1,431,197	—

Notes:

(1)

(a)	The repurchase and cancellation of shares plan was announced in a circular dated 2 November 2020.
(b)	The plan was approved an offer price of R57.23 (US$3.77).
(c)	The expiration date of the shares plan was 28 December 2020.
(d)	The plan was in connection with an “Odd-lot Offer” to Sibanye-Stillwater shareholders holding fewer than 100 Sibanye-Stillwater shares and a “Specific Offer” to Sibanye-Stillwater shareholders holding 100 and up to, or equal to, 400 Sibanye-Stillwater shares.
(e)	There were no other plans or programmes Sibanye-Stillwater has determined to terminate prior to expiration, or under which it does not intend to make further purchases.

EXHIBITS

The following instruments and documents are included as Exhibits to this annual report.

No.	Exhibit
1.1	Memorandum of Incorporation of Sibanye-Stillwater (incorporated by reference to Exhibit 3.1 to the registration statement on Form F-4 (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 4 October 2019)
2.1	Form of Deposit Agreement among Sibanye-Stillwater, The Bank of New York Mellon, as depositary and the holders and the beneficial owners from time to time of Sibanye-Stillwater ADSs issued thereunder (incorporated by reference to Exhibit 4.1 to the registration statement on F-4 (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 5 December 2019)
2.2	Form of ADR (incorporated by reference to Exhibit 4.1 to the registration statement on F-4 (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 5 December 2019)
2.3	Senior Management Incentive Plan between Sibanye-Stillwater, adopted 13 February 2020
2.4	Trust Deed among Orogen, as issuer; Gold Fields, GFIMSA, GFO and GFH, as guarantors; and Citicorp Trustee Company Limited, as trustee, dated 7 October 2010 in relation to the Notes (incorporated by reference to Exhibit 2.4 to the registration statement on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 15 January 2013)
2.5	Description of securities registered under Section 12 of the Exchange Act
4.1	Agreement between Neal Froneman and Sibanye Gold Limited, dated 7 December 2012 (incorporated by reference to Exhibit 4.9 to the registration statement on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 15 January 2013)
4.2	Agreement between Charl Keyter and Sibanye Gold Limited, dated 7 December 2012 (incorporated by reference to Exhibit 4.10 to the registration statement on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 15 January 2013)
4.3	Indenture, with respect to 6.125% Senior Notes due 2022 and 7.125% Senior Notes due 2025, among Stillwater Mining Company, as issuer, Sibanye Gold Limited as guarantor, the other guarantors party thereto and The Bank Of New York Mellon, London Branch, as Trustee, dated 27 June 2017 (incorporated by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 30 March 2018)
4.4	First Supplemental Indenture, with respect to 6.125% Senior Notes due 2022 and 7.125% Senior Notes due 2025, among Stillwater Mining Company, as issuer, Sibanye Gold Limited, as guarantor, the other guarantors party thereto and The Bank of New York Mellon, London Branch, as Trustee, dated 23 January 2019 (incorporated by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 8 April 2019)

4.5	Second Supplemental Indenture, with respect to 6.125% Senior Notes due 2022 and 7.125% Senior Notes due 2025, among Stillwater Mining Company, as issuer, Western Platinum Limited, as guarantor, a subsidiary of Sibanye Gold Limited, and The Bank of New York Mellon, London Branch, as Trustee, dated 8 January 2020 (incorporated by reference to Exhibit 4.9 to the annual report on Form 20-F (File No. 333-234096), filed by Sibanye Stillwater Limited with the SEC on 28 April 2020)
4.6	Third Supplemental Indenture, with respect to 6.125% Senior Notes due 2022 and 7.125% Senior Notes due 2025, among Stillwater Mining Company, as issuer, Sibanye Stillwater Limited, as the New Holdco, Sibanye Gold Limited, as the Company and guarantor, the other guarantors party thereto and The Bank of New York Mellon, London Branch, as Trustee, dated 25 February 2020 (incorporated by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 333-234096), filed by Sibanye Stillwater Limited with the SEC on 28 April 2020)
4.7	Fourth Supplemental Indenture, with respect to 6.125% Senior Notes due 2022 and 7.125% Senior Notes due 2025, among Stillwater Mining Company, as issuer, Sibanye Gold Limited, as an additional guarantor and The Bank of New York Mellon, London Branch, as Trustee, dated 25 February 2020 (incorporated by reference to Exhibit 4.11 to the annual report on Form 20-F (File No. 333-234096), filed by Sibanye Stillwater Limited with the SEC on 28 April 2020)
4.8	Revolving Facility Agreement between Sibanye Gold Limited, Stillwater Mining Company, Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Bank of America Merrill Lynch International Limited and HSBC Bank PLC, dated 6 April 2018 (incorporated by reference to Exhibit 4.44 to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 8 April 2019)
4.9	Supplemental Agreement between Sibanye Gold Limited, Stillwater Mining Company, Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Bank of America Merrill Lynch International Designated Activity Company as successor in title to Bank of America Merrill Lynch International Limited, acting as Agent, dated 15 January 2019 (incorporated by reference to Exhibit 4.45 to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 8 April 2019)
4.10	Supplemental Agreement between Sibanye Gold Limited, Stillwater Mining Company, Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Bank of America Merrill Lynch International Designated Activity Company, as Agent, dated 25 February 2019 (incorporated by reference to Exhibit 4.46 to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 8 April 2019)
4.11	Scheme Implementation Agreement between Sibanye Gold Limited and Sibanye-Stillwater, concluded on October 4, 2019 (incorporated by reference to Exhibit 2.1 to the registration statement on Form F-4 (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 4 October 2019)†
4.12	Revolving Credit Facility Agreement between Sibanye Gold Limited, the subsidiaries of Sibanye Gold Limited listed in schedule 1 as original borrowers, the subsidiaries of Sibanye Gold Limited listed in Schedule 1 as original guarantors, Nedbank Limited (acting through its Nedbank Corporate and Investment Banking Division, ABSA Bank Limited (acting through its Corporate and Investment Banking Division), FirstRand Bank Limited (acting through its Rand Merchant Bank Division), The Standard Bank of South Africa Limited (acting through its Corporate and Investment Banking Division), Bank of China Limited, Johannesburg Branch and the financial institutions listed in part 2 of schedule 1 as lenders, dated 25 October 2019 (incorporated by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 333-234096), filed by Sibanye Stillwater Limited with the SEC on 28 April 2020)
4.13	Supplemental Agreement Relating to the Revolving Credit Facility Agreement, originally dated 25 October 2019, between Sibanye Gold Limited, the subsidiaries of Sibanye Gold Limited listed in schedule 1 as original borrowers, the subsidiaries of Sibanye Gold Limited listed in Schedule 1 as original guarantors, Nedbank Limited (acting through its Nedbank Corporate and Investment Banking Division, ABSA Bank Limited (acting through its Corporate and Investment Banking Division), FirstRand Bank Limited (acting through its Rand Merchant Bank Division), The Standard Bank of South Africa Limited (acting through its Corporate and Investment Banking Division), Bank of China Limited, Johannesburg Branch and the financial institutions listed in part 2 of schedule 1 as lenders, dated 25 November 2019

8.1	List of subsidiaries of the registrant
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer
13.2	Certification of Chief Financial Officer
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Independent Registered Public Accounting Firm
16	Mine Safety Disclosures
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

† Confidential portions of this exhibit have been omitted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

SIBANYE STILLWATER LIMITED

/s/ Charl Keyter

Name:	Charl Keyter
Title:	Chief Financial Officer
Date:	22 April 2021