Form 20-F
period 2021-12-31
Sibanye Stillwater Ltd
filed 2022-04-22
CIK 1786909

As filed with the Securities and Exchange Commission on 22 April 2022
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2021
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
Weltevreden Park, 1709
South Africa
Jeffrey Cohen
Igor Rogovoy
Linklaters LLP
Tel: 011-44-20-7456-3660
One Silk Street
London EC2Y 8HQ
United Kingdom

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing four ordinary shares	SBSW	New York Stock Exchange
Ordinary shares of no par value each		New York Stock Exchange*
* Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report
2,808,406,269 ordinary shares of no par value

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

FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F Caption	Location in this document	Page
1	Identity of directors, senior management and advisers	NA	—
2	Offer statistics and expected timetable	NA	NA
3	Key information
	(a)Reserved	NA	NA
	(b)Capitalisation and indebtedness	NA	NA
	(c)Reasons for the offer and use of proceeds	NA	NA
	(d)Risk factors	Risk factors	1-27
4	Information on the Company
	(a)History and development of the Company	Additional information—Memorandum of incorporation—General	44
		Forward-looking Statements	xvi
		Integrated Annual Report—What drives us—Leadership view—Chairman’s and CEO’s review	28-37 (IR)
		Integrated Annual Report—Our performance—Chief Financial Officer’s report	90-94 (IR)
		Integrated Annual Report—Our business and leadership—Our timeline—Our value creation journey	6 (IR)
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Liquidity and capital resources	24-26 (AFR)
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 16: Acquisitions	94-96 (AFR)
		Integrated Annual Report—Our performance—Major investments in operational sustainability	110-111 (IR)
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance—Capital expenditure	12-13 (AFR)

Presentation of financial and other information

	Presentation of Financial and Other Information—The Lonmin acquisition	xv
	Annual Financial Report—Shareholder information	150-152 (AFR)
	Additional information—Documents on display	53
(b)Business overview	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Introduction	5-7 (AFR)
	Integrated Annual Report—Our business and leadership—About Sibanye-Stillwater	4-5 (IR)
	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance	9-13 (AFR)
	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Revenue	14 (AFR)
	Integrated Annual Report—What drives us—Leadership view—Chairman’s and CEO’s review	28-37 (IR)
	Environmental and regulatory matters	33-41
	Integrated Annual Report—Our performance—Chief Financial Officer’s report	90-94 (IR)
	Integrated Annual Report—Our business and leadership—Our timeline	6 (IR)
	Additional information—Refining and marketing	53
	Integrated Annual Report—What drives us—Our purpose, vision, strategy and values	23-27 (IR)
	Integrated Annual Report—What drives us—How we create value–Our business model	80-83 (IR)

Presentation of financial and other information

	Integrated Annual Report—Our performance—Social upliftment and community development	216 (IR)
	Integrated Annual Report—Our business and leadership—Corporate governance—Ethical leadership and corporate citizen	12-14 (IR)
(c)Organisational structure	Integrated Annual Report—Ancillary information—Administrative and corporate information	282 (IR)
Exhibit 8.1—List of subsidiaries of the registrant
	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 1.3: Consolidation	53-54 (AFR)
	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 1.2: Basis of preparation	49-52 (AFR)
(d)Property, plant and equipment	Integrated Annual Report—Delivering on our strategy and outlook—Minimising our environmental impact	180 (IR)
	Environmental and regulatory matters	33-41
	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 14: Property, plant and equipment	87-92 (AFR)
Summary Disclosure (Item 1304)	Mineral Resources and Reserves Report—Section 1: Our business—Introduction	3-6 (R&R)
	Mineral Resources and Reserves Report—Section 1: Our business—Group Summary	7-16 (R&R)
Individual Property Disclosure (Item 1304)	Mineral Resources and Mineral Reserves Report—Section 2: Americas—PGM Operations—Stillwater and East Boulder	32-44 (R&R)
	Mineral Resources and Mineral Reserves Report—Section 3: Southern Africa—SA PGMs—Marikana	67-74 (R&R)

Presentation of financial and other information

		Mineral Resources and Mineral Reserves Report—Section 3: Southern Africa—SA PGMs—Rustenburg	75-81 (R&R)
		Mineral Resources and Mineral Reserves Report—Section 3: Southern Africa—SA PGMs—Kroondal	82-88 (R&R)
		Mineral Resources and Mineral Reserves Report—Section 3: Southern Africa—Gold—Gold Operations—Kloof	108-116 (R&R)
		Mineral Resources and Mineral Reserves Report—Section 3: Southern Africa—Gold—Gold Operations—Dienfontein	127-135 (R&R)
	Internal Controls Disclosure (Item 1305)	Mineral Resources and Reserves Report—Section 1: Our business—Corporate Governance and Regulatory Compliance	18-19 (R&R)
		Mineral Resources and Reserves Report—Section 2: Americas—PGM Operations—Internal Controls (QA/QC)	35 (R&R)
		Mineral Resources and Reserves Report—Section 3: Southern Africa—SA PGMs—Overview—Quality assurance / quality control	64 (R&R)
		Mineral Resources and Reserves Report—Section 3: Southern Africa—Gold—Overview—Quality assurance / quality control	106 (R&R)
4A	Unresolved staff comments	NA	NA
5	Operating and financial review and prospects
	(a)Operating results	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements	6-28 (AFR)
		Annual Financial Report—Consolidated financial statements—Consolidated income statement	45 (AFR)
		Annual Financial Report—Consolidated financial statements—Consolidated statement of financial position	46 (AFR)
		Annual Financial Report—Consolidated financial statements—Consolidated statement of cash flows	47-48 (AFR)
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28: Borrowings and derivative financial instrument	116-127 (AFR)
v

Presentation of financial and other information

		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 36: Financial instruments and risk management	138-142 (AFR)
		Integrated Annual Report—Our performance—Chief Financial Officer’s report	90-94 (IR)
		Environmental and regulatory matters	33-41
	(b)Liquidity and capital resources	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Liquidity and capital resources	24-26 (AFR)
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Consolidated statement of financial position	46 (AFR)
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28: Borrowings and derivative financial instrument	116-127 (AFR)
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 37: Commitments	143 (AFR)
	(c)Research and development, patents and licences, etc.	NA	NA
	(d)Trend information	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance	9-13 (AFR)
	(e)Critical accounting estimates	NA	NA
6	Directors, senior management and employees

Presentation of financial and other information

(a)Directors and senior management	Integrated Annual Report—Our business and leadership—Corporate governance—Governance structures, effective control and delegation	15 (IR)
	Integrated Annual Report—Our business and leadership—Board and executive leadership	7-11 (IR)
	Integrated Annual Report—Ancillary Information—Details on board committees	263-266 (IR)
	Directors and executive management	28-32
	Annual Financial Report—Directors’ report—Directorate	40 (AFR)
(b)Compensation	Integrated Annual Report—Rewarding delivery—Remuneration report	228-261 (IR)
	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 39: Related-party transactions	144 (AFR)
	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 6: Share-based payments	65-75 (AFR)
(c)Board practices	Integrated Annual Report—Rewarding delivery—Remuneration report	228-261 (IR)
	Integrated Annual Report—Ancillary Information—Board committees	264-266 (IR)
(d)Employees	Integrated Annual Report—Delivering on our strategy and outlook—Empowering our workforce—Our workforce profile	159-161 (IR)
(e)Share ownership	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 39: Related-party transactions	144 (AFR)
	Additional information—Memorandum of incorporation—Voting rights	44-45

Presentation of financial and other information

		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 6: Share-based payments	65-75 (AFR)
		Integrated Annual Report—Delivering on our strategy and outlook—Empowering our workforce—Employee share ownership programme	169 (IR)
7	Major Shareholders and Related Party Transactions
	(a)Major shareholders	Annual Financial Report—Ancillary information—Shareholder information	150-152 (AFR)
		Additional information—US holders	50
		Additional information—Memorandum of incorporation—Voting rights	44-45
	(b)Related party transactions	Annual Financial Report—Directors’ report—Directors’ and officers’ disclosure of interests in contracts	40 (AFR)
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 39: Related-party transactions	144 (AFR)
		Additional information—Refining and marketing	53
	(c)Interests of experts and counsel	NA	NA
8	Financial information
	(a)Consolidated statements and other financial information	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements	9-13 (AFR)
		Annual Financial Report—Consolidated financial statements	44-48 (AFR)
		Annual Financial Report—Directors’ report—Litigation	41 (AFR)

Presentation of financial and other information

		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements	49-150 (AFR)
		Annual Financial Report—Report of independent registered public accounting firm	42 (AFR)
		Annual Financial Report—Directors’ report—Financial affairs—Dividends	36 (AFR)
		Financial information—Dividend policy and dividend distributions	42
	(b)Significant changes	Presentation of financial and other information—Battery Metals Projects	xiv
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 41: Events after reporting date	148-149 (AFR)
9	The Offer and listing
	(a)Listing details	The listing	43
	(b)Plan of distribution	NA	NA
	(c)Markets	The listing	43
	(c)Selling shareholders	NA	NA
	(d)Dilution	NA	NA
	(e)Expenses of the issue	NA	NA
10	Additional information
	(a)Share capital	NA	NA
	(b)Memorandum and articles of association	Additional information—Memorandum of incorporation	43
	(c)Material contracts	Additional information—Material contracts	48-49
	(d)Exchange controls	Additional information—South African exchange control limitations affecting security holders	50
		Environmental and regulatory matters—Exchange controls	38-39
	(e)Taxation	Additional information—Taxation	50-52

Presentation of financial and other information

	(f)Dividends and paying agents	NA	NA
	(g)Statement by experts	NA	NA
	(h)Documents on display	Additional information—Documents on display	53
	(i)Subsidiary information	NA	NA
11	Quantitative and qualitative disclosures about market risk	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 36.2: Risk management activities	140-142 (AFR)
12	Description of securities other than equity securities
	(a)Debt securities	NA	NA
	(b)Warrants and rights	NA	NA
	(c)Other securities	NA	NA
	(d)American depositary shares	Additional information—Material contracts—Deposit agreement	49
13	Defaults, dividend arrearages and delinquencies	NA	NA
14	Material modifications to the rights of security holders and use of proceeds	NA	NA
15	Controls and procedures	Controls and procedures	55
		Annual Financial Report—Report of independent registered public accounting firm	42 (AFR)
16A	Audit Committee financial expert	Integrated Annual Report—Ancillary Information—Board committees—Audit Committee	264 (IAR)
		Directors and executive management	28-32
16B	Code of ethics	Integrated Annual Report—Our business and leadership—Corporate governance—Ethical leadership and corporate governance	12-15 (IR)
16C	Principal accountant fees and services	Annual Financial Report—Auditor independence and fees	33 (AFR)
x

Presentation of financial and other information

16D	Exemptions from the listing standards for audit committees	NA	NA
16E	Purchase of equity securities by the issuer and affiliated purchasers	Purchase of equity securities by the company and affiliated purchasers	56
16F	Change in registrant’s certifying accountant	NA	NA
16G	Corporate governance	Additional information—JSE corporate governance practices compared with NYSE Listing Standards	54
16H	Mine safety disclosure	Environmental and regulatory matters—Mine safety disclosure	41
17	Financial statements	NA	NA
18	Financial statements	Annual Financial Report—Accountability—Report of independent registered public accounting firm (PCAOB ID: 1698)	42 (AFR)
		Annual Financial Report—Consolidated financial statements—Consolidated income statement	45 (AFR)
		Annual Financial Report—Consolidated financial statements—Consolidated statement of other comprehensive income	45 (AFR)
		Annual Financial Report—Consolidated financial statements—Consolidated statement of financial position	46 (AFR)
		Annual Financial Report—Consolidated financial statements—Consolidated statement of changes in equity	47 (AFR)
		Annual Financial Report—Consolidated financial statements—Consolidated statement of cash flows	48 (AFR)
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements	47 (AFR)
19	Exhibits	Exhibits	57-58

Presentation of financial and other information
Reorganisation
On 24 February 2020, Sibanye Stillwater Limited and Sibanye Gold Limited implemented a scheme of arrangement in terms of section 114 of the South African Companies Act, 2008 (Companies Act), which resulted in, among other things, Sibanye Gold Limited’s operations being reorganised under Sibanye Stillwater Limited, which became the parent company of the Sibanye Stillwater Group (the Reorganisation). See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 26: Stated share capital. The historical financial statements included in this report for fiscal year ended 31 December 2019 are those of Sibanye Gold Limited. See —Historical consolidated financial statements below. Accordingly, in this annual report, references to “Sibanye-Stillwater” shall include Sibanye Gold Limited and its subsidiaries prior to the implementation of the Reorganisation and, Sibanye Stillwater Limited and its subsidiaries, subsequent to the implementation of the Reorganisation, as the context requires.
Historical Consolidated Financial Statements
Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of mining and processing operations, projects and investments across five continents. The Group is one of the foremost global producers of platinum group metals (PGMs) recycled from spent automotive catalytic converters and also has interests in leading mine tailings retreatment operations.
Domiciled and with its head office in South Africa, Sibanye-Stillwater has established itself as one of the world’s largest primary producers of platinum, palladium, and rhodium and is also a top tier gold producer. It produces other PGMs, such as iridium and ruthenium, along with chrome, copper and nickel as by-products. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the sustainable circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. The books of account of Sibanye-Stillwater are maintained in South African Rand and Sibanye-Stillwater’s annual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, as prescribed by law. These financial statements are distributed to shareholders and are submitted to the Johannesburg Stock Exchange (JSE) and the New York Stock Exchange (NYSE).
The historical consolidated financial statements in this report as at and for the fiscal years ended 31 December 2021 and 2020 are those for Sibanye-Stillwater and the historical consolidated financial statements in this report as at and for the fiscal year ended 31 December 2019 are those of Sibanye Gold Limited (together, the Consolidated Financial Statements). Sibanye Gold Limited is the predecessor of Sibanye-Stillwater for consolidated financial reporting purposes. The consolidated comparative information in this report is presented as if the Reorganisation had occurred before the start of the earliest period presented. The consolidated financial statements for Sibanye-Stillwater and Sibanye Gold Limited have been prepared using the historical results of operations, assets and liabilities attributable to Sibanye-Stillwater and all of its subsidiaries and Sibanye Gold Limited and all of its subsidiaries, respectively for the current and comparative periods. The Consolidated Financial Statements have been prepared under the historical cost convention, except for financial assets and financial liabilities (including derivative financial instruments), which are measured at fair value through profit or loss or through the mark to market reserve in equity.
Non-IFRS Measures
The financial information in this annual report includes certain measures that are not defined by IFRS, including “operating costs”, “adjusted earnings before interest, tax, depreciation and amortisation” (adjusted EBITDA), “adjusted EBITDA margin”, “All-in costs”, “All-in sustaining costs”, “All-in sustaining cost margin”, “All-in cost margin”, “net debt”, “net (cash)/debt”, “net (cash)/debt to adjusted EBITDA (ratio)”, “adjusted free cash flow”, “interest cover ratio”, “normalised earnings”, “headline earnings”, and “headline earnings per share” (each as defined below or in the Annual Financial Report—Overview—Four-year financial performance). These measures are not measures of financial performance or cash flows under IFRS and may not be comparable to similarly titled measures of other companies. These measures have been included for the reasons described below or in Annual Financial Report—Overview—Four-year financial performance and should not be considered by investors as alternatives to cost of sales, net operating profit, profit before taxation, cash from operating activities or any other measure of financial performance presented in accordance with IFRS.
Operating cost is defined as the average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per kilogram (and ounce) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold or PGM produced in the same period. See Annual Financial Report—Overview—Four-year financial performance—Group operating statistics—Footnote 2.
Sibanye-Stillwater reports adjusted EBITDA based on the formula included in the facility agreements for compliance with the debt covenant formula. See Annual Financial Report—Overview—Four-year financial performance—Group operating statistics—Footnote 3 and Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28.10: Capital management for a reconciliation of profit/(loss) before royalties, carbon tax and tax to adjusted EBITDA for more information. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue. See Annual Financial Report—Overview—Four-year financial performance—Group operating statistics—Footnote 4. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Management believes that adjusted EBITDA is used by investors and analysts to evaluate companies in the mining industry. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS. Net (cash)/debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt and include the derivative financial instrument up to the settlement of the US$ Convertible Bond. For more information on the derivative financial instrument, see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28: Borrowings and derivative financial instruments. “Net(cash)/debt” excludes Burnstone cash and cash equivalents. For more information, see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28.10: Capital management. Net (cash)/debt to adjusted EBITDA (ratio) is defined as net (cash)/debt as of the end of a reporting period divided by adjusted EBITDA of the last 12 months ended on the same reporting date. Where a net asset position arises the Net debt to adjusted EBITDA

Presentation of financial and other information
(ratio) is negative and is shown in brackets. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28.10: Capital management.
All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. For more information see Annual Financial Report—Overview—Four-year financial performance—Group operating statistics—Footnote 5. For a reconciliation of cost of sales, before amortisation and depreciation to All-in costs, see Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—2021 financial performance compared with 2020—Cost of sales—All-in sustaining costs and all-in costs. All-in sustaining cost margin is defined as revenue minus All-in sustaining costs divided by revenue. All-in cost margin is defined as revenue minus All-in costs divided by revenue. See Annual Financial Report—Overview—Four-year financial performance—Group operating statistics—Footnote 6.
Adjusted free cash flow is defined as net cash from operating activities before dividends paid, net interest paid and deferred revenue advance received and bulk tailings re-treatment early settlement payment, less additions to property, plant and equipment. Management considers adjusted free cash flow to be an indicator of cash available for repaying debt, other investing activities, and paying dividends. See Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Liquidity and capital resources—Cash flow analysis for a reconciliation of net cash from operating activities to adjusted free cash flow.
Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on Black Economic Empowerment (BEE) transactions, gain on acquisition, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of non-controlling interests (NCI), and changes in estimated deferred tax rate. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 13: Dividends.
Headline earnings is a requirement of the JSE Listings Requirements. Headline earnings as defined in Circular 1/2019 issued by SAICA, separates from earnings all separately identifiable remeasurements. A remeasurement is an amount recognised in profit or loss relating to any change (whether realised or unrealised) in the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability. Beginning on 1 January 2021, the Group adopted the definition of “headline earnings” as set out in SAICA Circular 1/2021, replacing the 1/2019 Circular applied in the Consolidated Financial Statements. The adoption of Circular 1/2021 had no impact on headline earnings. Headline earnings per share is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the weighted average number of ordinary shares in issue during the year. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 12.3: Headline earnings per share.
Conversion Rates
Certain information in this annual report presented in Rand has been translated into US dollars. Unless otherwise stated, the conversion rate for these translations in the consolidated statement of financial position is R15.94/US$1.00, which was the closing rate on 31 December 2021 and the conversion rate for translation in the consolidated income statement, consolidated statement of cash flows and for all-in-sustaining cost and all-in-cost is R14.79/US$1.00, which was the average rate for the fiscal year ended 31 December 2021. By including the US dollar equivalents, Sibanye-Stillwater is not representing that the Rand amounts actually represent the US dollar amounts shown or that these amounts could be converted into US dollars at the rates indicated.
Battery Metals Projects
In 2021, the Group began its expansion into the battery metals space with a number of strategic acquisitions and investments in the United States and Europe. These transactions are summarised below:
•Keliber: On 17 March 2021, the Group acquired a 26.6% stake in the Keliber Lithium project for EUR25 million through a two-tranche investment. A further EUR5 million third tranche payment in March 2022 secured a cumulative 30% interest in the project, with the option to increase this interest to over 50% following the conclusion of a definitive feasibility study which will dictate the funding requirements. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 18.4 Keliber
•Sandouville: Sibanye-Stillwater acquired 100% of Eramet’s Sandouville nickel processing facilities in Le Havre, which completed on 4 February 2022 for an effective cash consideration of EUR85 million (adjusting for closing net debt and working capital). See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 41.1 Sandouville acquisition
•Rhyolite Ridge: On 16 September 2021, the Group announced a proposed 50:50 joint venture (JV) with ioneer with respect to the Rhyolite Ridge Lithium-Boron project in Nevada, US. The Group also acquired a 7.12% direct equity interest in ioneer for approximately US$70 million. The Group’s has the option to acquire a further 50% interest in the Rhyolite Ridge project JV for a US$490 million subject to the satisfaction of all conditions precedent. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 41.3 Rhyolite Ridge joint venture with ioneer
•New Century: The Group acquired a 19.9% stake in New Century, a leading Australian tailings reprocessing business for a cash consideration of A$61 million on 6 December 2021 See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 20: Other investments

Presentation of financial and other information
The Lonmin Acquisition
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
DRDGOLD Limited Option
In July 2018, Sibanye-Stillwater acquired a 38.05% equity interest in DRDGOLD Limited (DRDGOLD), with a 24-month option to acquire an additional 12.05% in DRDGOLD, in exchange for selected gold surface processing assets and tailing storage facilities. On 8 January 2020, Sibanye-Stillwater exercised its option to increase its shareholding in DRDGOLD to 50.1% in exchange for a cash consideration. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 1.3: Consolidation—Footnote 8.
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
In addition, in many cases, statements in this annual report regarding the gold and PGM mining industry, and Sibanye-Stillwater’s position in these industries have been made based on internal surveys, industry forecasts, market research, as well as Sibanye-Stillwater’s own experiences. While these statements are believed by Sibanye-Stillwater to be reliable, they have not been independently verified.
Mineral Resources and Mineral Reserves Estimations
The financial and technical assumptions underlying the Mineral Resources and Mineral Reserves estimations contained in this report and in the Technical Report Summaries included as exhibits in this report are current as at 31 December 2021, the period covered by each of the respective reports. Such assumptions rely on various factors that may change after the reporting period, including as a result of operational reviews which Sibanye-Stillwater undertakes from time to time and when necessary. For example, in 2022, Sibanye-Stillwater initiated a comprehensive review of its US PGM Operations to reassess its existing budgets and Life of Mine (LoM) plans. Accordingly, the Mineral Reserves and Mineral Resources estimations contained in this report and in the Technical Report Summary included as exhibits in this report in respect of the Stillwater operations may be materially impacted by, among other things, the results of these assessments, including any changes to the underlying financial and technical assumptions in the future. In the event there is a material change to the Stillwater Technical Report Summary included as exhibits in this report, an updated Technical Report summary in respect of the Stillwater operations will be filed by Sibanye-Stillwater with the Securities and Exchange Commission pursuant to the requirements of subpart 1302 of Regulation S-K under the US Securities Act.
Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this annual report.

Forward-looking statements
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
These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, climate change-related targets and metrics, the potential benefits of past and future acquisitions (including statements regarding growth, cost savings, benefits from and access to international financing and financial re-ratings), PGM pricing expectations, levels of output, supply and demand, information relating to Sibanye-Stillwater’s new or ongoing development projects, including its underground Blitz PGM project designed to explore, define and extract the PGM resource along the far eastern extent of the J-M Reef (the Blitz Project), the K4 and Klipfontein projects at Sibanye-Stillwater’s SA PGM operations and capital development and equipping of the Burnstone gold project, any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value, adjusted EBITDA and net asset values wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “aim”, "anticipates”, “believes”, “goal”, “may”, “target”, “vision”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute
•economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere
•increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change
•the effect of climate change on Sibanye-Stillwater’s business
•being subject to potential climate, environmental and other sustainability related litigation, including regulatory proceedings and investigations
•the ability of Sibanye-Stillwater to comply with requirements that it operates in ways that provide progressive benefits to affected communities
•the occurrence of temporary stoppages and precautionary suspension of operations at its mines for safety incidents and unplanned maintenance
•the occurrence of hazards associated with underground and surface mining
•the further downgrade of South Africa’s credit rating
•a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation
•Sibanye-Stillwater’s ability to implement its strategy and any changes thereto
•plans and objectives of management for future operations
•the success of Sibanye-Stillwater’s business strategy, exploration and development activities
•Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and its ability to reduce debt leverage
•changes in the market price of gold, PGMs, battery metals (e.g, nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities, and supply requirements
•fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies
•the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing
•Sibanye-Stillwater’s ability to service its bond instruments (including high yield bonds and convertible bonds)
•the occurrence of labour disputes, disruptions and industrial actions
•changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves
•power disruption, constraints and cost increases
•Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans (HDSAs) in its management positions
•the failure of a tailings storage facility
•the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations
•the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions

Forward-looking statements
•supply chain shortages and increases in the price of production inputs
•the regional concentration of Sibanye-Stillwater’s operations
•social unrest, sickness or natural or man-made disasters at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations
•the adequacy of Sibanye-Stillwater’s insurance coverage
•failure of Sibanye-Stillwater’s information technology and communications systems
•the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental, health or safety issues
•the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity
•the identification of a material weakness in disclosure and internal controls over financial reporting
•the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries
•the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility
•operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience
•Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing
•the availability, terms and deployment of capital or credit
•the impact of HIV, tuberculosis (TB) and the spread of other contagious diseases, such as the ongoing coronavirus (COVID-19) pandemic
The foregoing factors and others described under “Risk Factors” should not be construed as exhaustive. There may be other factors that are unknown to us may cause our actual results to differ materially from the forward-looking statements. Moreover, new risk factors emerge from time to time and it is not possible for us to predict all such risk factors. We may not be able to assess the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.
These forward-looking statements speak only as of the date they are made. We undertake no obligation and do not intend to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as may be required by law.

Defined terms and conventions
In this annual report, all references to “we”, “us” and “our” refer to the Sibanye-Stillwater and the Sibanye-Stillwater Group, as applicable.
In this annual report, all references to “fiscal 2022” and “2022” are to the fiscal year ending 31 December 2022, all references to “fiscal 2021” and “2021” are to the fiscal year ending 31 December 2021, all references to “fiscal 2020” and “2020” are to the fiscal year ended 31 December 2020, and all references to “fiscal 2019” and “2019” are to the fiscal year ended 31 December 2019.
In this annual report, all references to “Argentina” are to the Republic of Argentina, all references to “Australia” are to the Commonwealth of Australia, all references to “Canada” are to the Dominion of Canada, all references to “Finland” are to the Republic of Finland, all references to “France” are to the French Republic, all references to “South Africa” are to the Republic of South Africa, all references to the “United Kingdom” and “UK” are to the United Kingdom of Great Britain and Northern Ireland, all references to the “United States” and “US” are to the United States of America, its territories and possessions and any state of the United States and the District of Columbia and all references to “Zimbabwe” are to the Republic of Zimbabwe.
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
In this annual report, “R”, “Rand” and “rand” refer to the South African Rand and “Rand cents” and “SA cents” refers to subunits of the South African Rand, “$”, “US$”, “US dollars” and “dollars” refer to United States dollars and “US cents” refers to subunits of the US dollar, “£”, “GBP” and “pounds sterling” refer to British pounds and “pence” refers to the subunits of the British pound, “CAD$” refers to Canadian dollars and “AUS$” refers to Australian dollars.
This annual report contains references to the “total recordable injury frequency rate” (TRIFR). TRIFR includes the total number of fatalities, lost time injuries, medically treated injuries and restricted work injuries per million man hours.

2021 INTEGRATED REPORT

we are one
Sibanye Stillwater

COMMITMENT ACCOUNTABILITY RESPECT ENABLING SAFETY

Using this Integrated report

This Integrated report describes Sibanye-Stillwater's progress in delivering on our strategy, purpose and vision. It shows how we create and preserve value for our stakeholders over the short, medium and long term, across the six capitals: human, financial, intellectual, natural, manufactured, social and relationship, noting that value creation in some areas can lead to value erosion in others. This report also includes all relevant and material information on where our activities eroded value.

In compiling this report, we considered the following (but not limited to) frameworks, standards, and guidelines:

- Value Reporting Foundation: International Integrated Reporting Framework <IR>
- Global Reporting Initiative (GRI) Standards
- King Report on Corporate Governance for South Africa, 2016 (King IV)
- International Council on Mining and Metals (ICMM) assurance and validation procedure
- Listed Company Requirements for the Johannesburg Stock Exchange (JSE) and the New York Stock Exchange (NYSE)
- South Africa's Companies Act 71 of 2008 as amended
- United Nations Global Compact (UNGC) Principles and the Sustainable Development Goals (SDGs)
- South Africa's Mining Charter III and social and labour plans (SLPs)
- International Financial Reporting Standards (IFRS)
- Value Reporting Foundation: Sustainability Accounting Standards Board (SASB) Metals and Mining Standard
- World Gold Council (WGC)'s Responsible Gold Mining Principles (RGMPs)
- Task Force on Climate-Related Financial Disclosures (TCFD)

LEGEND OF ICONS USED IN THIS REPORT

Links to supplementary information

SDGs, shown on pages that relate to one or more SDGs – also see Progressing the UN's SDGs supplementary disclosure

Refers to related information elsewhere in the report

Refers to related information available online at the URL provided

Refers to a related fact sheet or supplementary information available online

Capital resources

HUMAN CAPITAL

FINANCIAL CAPITAL

NATURAL CAPITAL

SOCIAL AND RELATIONSHIP CAPITAL

MANUFACTURED CAPITAL

INTELLECTUAL CAPITAL

OUR 2021 REPORTS

2021
INTEGRATED
REPORT

INTEGRATED REPORT

2021
SUMMARISED
REPORT AND
NOTICE OF
ANNUAL
GENERAL
MEETING

SUMMARISED REPORT AND NOTICE OF ANNUAL GENERAL MEETING

2021
GROUP
ANNUAL
FINANCIAL
REPORT

GROUP ANNUAL FINANCIAL REPORT

2021
COMPANY
FINANCIAL
STATEMENTS

COMPANY FINANCIAL STATEMENTS

2021
MINERAL
RESOURCES
AND MINERAL
RESERVES
REPORT

MINERAL RESOURCES AND MINERAL RESERVES REPORT

SUPPORTING FACT SHEETS AND SUPPLEMENTARY INFORMATION AVAILABLE ONLINE

01 OUR BUSINESS AND LEADERSHIP

About Sibanye-Stillwater	4
Our timeline	6
Board and executive leadership	7
Corporate governance	12

02 WHAT DRIVES US

Our purpose, vision, strategy and values	23
Progress on our strategy in 2021	27
Leadership view	28
Managing our risks and opportunities within the external environment	38
Our material issues	71
Engaging with our stakeholders	73
How we create value: our business model	80
Capital trade-offs: strategic management for optimum value creation	84

03 OUR PERFORMANCE

Optimising capital allocation	89
Chief Financial Officer's report	90
Focusing on safe production and operational excellence	103
Delivering value from our operations and projects	104
Mineral Resources and Mineral Reserves: a summary	112
Harnessing continuous innovation	123
Building a values-based culture	130
Continuous safe production	131
Health, well-being and occupational hygiene	143
Empowering our workforce	153
Embedding ESG excellence	174
Social, Ethics and Sustainability Committee: Chairman's report	175
Our Sustainability strategy: a summary	178
Minimising our environmental impact	179
Socioeconomic development	207
Governance in sustainability: our considered decision-making	224

04 REWARDING DELIVERY

Remuneration report	227

05 ANCILLARY INFORMATION

Detail on Board committees	262
Four-year statistical review	266
Statement of assurance	274
Shareholder information	277
Forward-looking statements	280
Administrative and corporate information	281

Core Integrated report: These demarcated sections comprise our core Integrated report communication and encompass how we consider value creation, preservation, and erosion over the short, medium, and long term. The remaining content within our broader report provides additional detail relating to our sustainability performance.

The green-shaded sections provide a view of our performance against four of our 2021 strategic focus areas for the year under review

We welcome your feedback

www.sibanyestillwater.com

DIRECTORS' STATEMENT OF RESPONSIBILITY

As required by King IV, our Board acknowledges that it is responsible for good governance, ethical leadership and responsible corporate citizenship. The Board applies the principles of King IV, by which it recognises the triple context (society, economy, environment) in which the Group operates and its responsibility to create value sustainably, over the long term, across the six capitals. Noting that to create value in one area will sometimes lead to depletion in another; and that leadership often involves the difficult decision to sacrifice value in one area for the sake of long-term value in others.

The Board, supported by the Audit Committee, has ultimate responsibility for this report and for vouchsafing its integrity and completeness.

Having applied its collective expertise, the Board confirms that this report is a fair and transparent review of Sibanye-Stillwater, its principal material matters, its current profile and performance, and its ability to create value in the short, medium and long term.

Sibanye-Stillwater's Integrated Report, presented in line with the Value Reporting Foundation's <IR> Framework, was approved for release to stakeholders by the Board on 22 April 2022 and signed on its behalf by:

Dr Vincent Maphai
Chairman of the Board and the Nomination and Governance Committee

Neal Froneman
Chief Executive Officer

Charl Keyter
Chief Financial Officer

Timothy Cumming
Remuneration Committee: Chairman

Harry Kenyon-Slaney
Safety and Health Committee: Chairman

Richard Menell
Risk Committee: Chairman

Keith Rayner
Audit Committee: Chairman

Jeremiah Vilakazi
Social, Ethics and Sustainability Committee: Chairman

IR - 1

About this report

APPROACH AND PHILOSOPHY

This Integrated report describes performance across operational, financial, social, environmental and governance activities of Sibanye Stillwater Limited (Sibanye-Stillwater) for the financial year 1 January 2021 to 31 December 2021.

We include some information, if relevant, up to 22 April 2022. We do not have separate sustainability, governance or remuneration reports; those are part of this report with further information available in the supplemental documents.

This report shows how our strategy creates value over the short to long term and how performance and governance during the year helped deliver on this strategy. The report also offers facts, figures and narrative on how value was created or depleted across the six capitals: human, financial, intellectual, natural, manufactured, social and relationship.

Our process in compiling this report has been guided by, but not limited to, the Value Reporting Foundation's <IR> Framework, King IV, the GRI Sustainability Reporting Standards, JSE Listings Requirements and the South African Companies Act 71 of 2008. A separate King IV disclosure report is available online (*See King IV supplementary disclosure, www.sibanyestillwater.com/newsinvestors/reports/annual*). Furthermore, in line with our listing on the NYSE, a Form 20-F is filed with the United States Securities and Exchange Commission (SEC). We are a member of the ICMM, and the report aligns to its principles as it does with those of the United Nations Global Compact, to which we are a participant.

MATERIALITY

This report provides detail of material relevance to investors and to interested stakeholders, e.g. government, doorstep communities and unions.

It informs these stakeholders – and particularly investors – about our approach to value creation over the short, medium and long term and how we delivered on this approach during the year.

Our material issues were identified after independently facilitated discussions involving all relevant decision-makers; with due reference given to the materiality principles contained in the aforementioned reporting frameworks. Our materiality review considered the issue in reference to: our business model (how we create value), our operating context (risks and opportunities presented by global trends), our stakeholders (the communities for whom we create value) and our strategy (leadership's chosen path to create value).

These themes are woven throughout the report. (*See page 71* for *Our material issues*).

DETAIL AND INCLUSION

In the interests of conciseness not all detail is included here. However, we reference other non-financial documents, publicly available on our website at *www.sibanyestillwater.com*.

Scope and boundary

For the 2021 financial year annual data is provided where possible by region, segment and at Group level.

Any material event occurring post year-end and before the date of Board approval of this report (22 April 2022) is covered in this report and/or in the Group Annual Financial statement (note 41) available on *www.sibanyestillwater.com/newsinvestors/reports/annual*.

Given that our South African operations account for 85% of total production and 97% of our workforce, and that the bulk of our material ESG-related activities take place in South Africa, the major emphasis of this report is on our South African activities. However, we also offer extensive detail on our US operations. We do not report (or report very minimally) on operations we do not manage and in which we are minority shareholders.

ASSURANCE

Our internal audit function assesses financial, governance, operational, business, compliance and risk management controls, and assures the accuracy of specific key indicators presented here. Factual mistakes are unintentional and should any be brought to our attention they will be rectified in the online version of the report.

Internal audit is overseen by the Chief Financial Officer and reports functionally into the Audit Committee. These committees report, in turn, to the Board. The internal audit function was externally reviewed in 2021 against the Institute of Internal Auditors Standards and was rated as Generally Conforms.

Independent external assurance provider, PwC, provided limited assurance on selected sustainable development performance indicators, in accordance with the International Standards on Assurance Engagements (ISAE) 3000 (revised) and the ISAE 3410. PwC's *Statement of assurance* is on *page 274*.

The financial information here is derived from our annual financial statements, independently audited by EY. However, EY did not audit or review this Integrated report.

In terms of environmental, social and governance (ESG), we embrace various global standards, guidelines, indices and principles.

SA gold Driefontein Hlanganani shaft

IR - 2

OUR BUSINESS AND LEADERSHIP

About Sibanye-Stillwater	4
Our timeline	6
Board and executive leadership	7
Corporate governance	12

IR - 3

01 | **OUR BUSINESS AND LEADERSHIP** | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Core Integrated report

About Sibanye-Stillwater

CORPORATE PROFILE

Reserves and resources

Extensive precious metals Reserves of 72.5Moz that support long life (only 18% of resources (398.0Moz)). Maiden Resources also declared for green metals

Production (%)

2021 Production 1,073koz gold, 1.8Moz 4E PGMs, US 2E PGM 570koz and 3E PGM recycling of 755koz

2021 Production

16
30
53

Adjusted EBITDA (Rm)

Record adjusted EBITDA of R68.6 billion (US$4.6 billion), 39% higher than for 2020

2021 Adjusted EBITDA

16
8
76

SA gold % (oz and Rm) | SA PGMs % (6E and Rm) | US PGMs % (2E and Rm)

NET CASH
R11.5 billion
(US$719 million)

OUTPUT
3.6Moz of 6E PGMs and 1.07Moz of gold

WORKFORCE
84,981

ESG HIGHLIGHTS

All operations received ISO 45001 and 14001 certification and/or recommendation	Majority of workforce vaccinated against COVID-19	Re-included in the Bloomberg Gender-equality index	A path to carbon neutrality by 2040
Progress on the Marikana renewal process	'A-' CDP rating for water security and 'B' rating for climate change disclosure and efforts	Zero level 4 and 5 environmental incidents	ESG measures successfully integrated into long-term incentive programme

OUR ESG CREDENTIALS

ESG-related Indices (not limited to these) in which we are currently included:

Bloomburg Gender-Equality Index | FTSE/JSE Responsible Investment | FTSE4Good

IR - 4

01 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

OUR OPERATING FOOTPRINT[3]

CANADA
MARATHON
EAST BOULDER
COLUMBUS MET
DENISON
STILLWATER
RHYOLITE-RIDGE
UNITED STATES OF AMERICA
RIO GRANDE
ALTAR
ARGENTINA
FINLAND
KELIBER
SANDOUVILLE
FRANCE
ZIMBABWE
SOUTH AFRICA
NEW CENTURY
AUSTRALIA
ZIMBABWE
MIMOSA
NAMIBIA
BOTSWANA
MOZAMBIQUE
AKANANI
LIMPOPO
BLUE RIDGE
MARIKANA
RUSTENBURG
KROONDAL
DRIEFONTEIN
KLOOF
COOKE/COOKE
ERGO (DRDGOLD)
FWGR (DRDGOLD)
BURNSTONE
BEISA
BEATRIX/SOFS[1]
LESOTHO
SOUTH AFRICA

AMERICAS ASSETS

US PGM OPERATIONS

Stillwater mine (100%)
Mineral Reserves: 16.2Moz 2E

East Boulder mine (100%)
Mineral Reserves: 11.1Moz 2E

PGM EXPLORATION

Marathon project (22.6%)[2]
Mineral Resources: 1.2Moz 2E

Denison project (64.9%)[2]
Mineral Resources: 0.2Moz 2E

GREEN METALS

PGM RECYCLING

Columbus Met complex (100%)

LITHIUM EXPLORATION

Rhyolite-Ridge project (7.1%)[2]
Mineral Resources: 36.0Kt Li_2O

COPPER EXPLORATION

Altar project (100%)[2]
Mineral Resources: 13,138.0Mlb Cu

Rio Grande project (19.9%)[2]
Mineral Resources: 134.7Mlb Cu

Circular economy operations

[1] *SOFS (Southern Free State project)*
[2] *Non-managed*
[3] *Mineral Resources and Reserves as at 31 December 2021*

SOUTHERN AFRICAN ASSETS

SA PGM OPERATIONS

Marikana (80.6%)
Mineral Reserves: 18.0Moz 4E

Rustenburg (74%)
Mineral Reserves: 11.5Moz 4E

Kroondal (50%)
Mineral Reserves: 0.9Moz 4E

Mimosa (50%)[2]
Mineral Reserves: 1.8Moz 4E

SA PGM EXPLORATION

Akanani (80.1%)
Mineral Resources: 31.6Moz 4E

Limpopo: Voorspoed and Doornvlei (80.6%), and Dwaalkop (40.3%) Mineral Resources: 19.6Moz 4E

Blue Ridge (50%)
Mineral Resources: 1.6Moz 4E

SA GOLD OPERATIONS

Kloof (100%)
Mineral Reserves: 3.8Moz Au

Beatrix (100%)
Mineral Reserves: 0.9Moz Au

Driefontein (100%)
Mineral Reserves: 3.0Moz Au

Cooke surface (76%)
Mineral Reserves: 0.1Moz Au

DRDGOLD (50.5%)[2]
Mineral Reserves: 2.6Moz Au

SA GOLD DEVELOPMENT

Burnstone (100%)
Mineral Reserves: 2.6Moz Au

SA GOLD EXPLORATION

SOFS[1] (100%)
Mineral Resources: 6.9Moz Au

EUROPEAN ASSETS

GREEN METALS

LITHIUM EXPLORATION

Keliber project (26.6%)[2]
Mineral Reserves: 42.5Kt Li_2O

NICKEL OPERATIONS

Sandouville Refinery

AUSTRALIAN ASSETS

CIRCULAR ECONOMY

ZINC OPERATIONS

New Century (19.9%)[2]
Mineral Reserves: 1,016.3Mlbs Zn

GREEN METALS

SA URANIUM EXPLORATION

Beisa (100%)
Mineral Resources: 27Mlb U_3O_8

Cooke (76%)
Mineral Resources: 39Mlb U_3O_8

IR - 5

01 | **OUR BUSINESS AND LEADERSHIP** | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Our timeline

Since our initial establishment in 2013, Sibanye-Stillwater has diversified by metal and by geography. The Group has grown from a South African gold mining company to a global precious metals player, and one of the world's top platinum group metals (PGMs) producers. In February 2021, the Group entered the battery metals industry with its investment in an advanced lithium hydroxide project in Finland, followed by acquisitions in nickel, lithium and zinc tailings retreatment.

OUR VALUE CREATION JOURNEY

2013

- Gold Fields unbundles its South African gold assets (Kloof, Driefontein and Beatrix), out of which Sibanye Gold Limited is established
- Listed on the Johannesburg and New York stock exchanges
- August 2013, Cooke operations are acquired from Gold One
- Market cap[1]

R10 billion

US$1.2 billion

2014

- Acquire Wits Gold, including Burnstone and other projects in Free State province, South Africa
- Implement our unique cost optimisation and operating model

2016

- Enter PGM sector with South African acquisitions:
- Kroondal, Mimosa and Platinum Mile (April)
- Rustenburg operations (November)

2017

- Acquire Stillwater Mining Company (Montana, US) in May
- Rebrand as Sibanye-Stillwater (August)

2018

- Acquire a 38.05% stake in DRDGOLD Limited, a world leader in gold tailings retreatment; vending of certain surface gold tailings facilities and processing assets into that company (July/August)

2019

- Acquire:
- SFA Oxford, a leading analytical and consulting metals market company and globally recognised authority on PGMs (February)
- Lonmin Plc, Marikana operations (South Africa), which includes processing and smelter plants, as well as base and precious metals refineries (June)

2020

- Increase holding in DRDGOLD to 50.1% (January)
- Internal restructuring whereby holding company Sibanye-Stillwater Limited is the listed entity and Sibanye Gold Limited its subsidiary (February)

2021

- Acquire stake in Keliber Oy in March 2021, 30% in March 2022. With option to increase ownership to majority share
- Acquire 19.99% in New Century Resources Limited, an Australian zinc tailings reprocessing facility (December)

2022

- Announce the acquisition of the remaining 50% of the PSA of low-cost, mechanised Kroondal operations (January)
- Acquire 100% of Sandouville (France) nickel hydro metallurgical processing facility (February)
- Market cap[2]

R169 billion

US$11.5 billion

2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

[1] Source: IRESS, with numbers quoted at the end of each year except for 2013, which represents the market cap on the day of listing

[2] Year-to-date, market capitalisation as at 31 March 2022

IR - 6

01 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Core Integrated report

Board and executive leadership

OUR BOARD as at 22 April 2022

BOARD CHARACTERISTICS[1]

Independent Non-executive Chairman

Lead independent director

85% Independent, Non-executive Directors

UNITARY BOARD STRUCTURE

DIVERSITY

31% Female directors

46% Historically disadvantaged persons (South Africans)

15% Other nationalities

Currently, the approved retirement age for directors is 72 years of age. The Board has reserved the right to extend this to 75, provided the member concerned is available and fit to carry out their duties

AVERAGE TENURE 2 **years**

[1] *All information as at the date of this report*

COMMITTEES

- AC Audit Committee
- IC Investment Committee
- N&G Nominating and Governance Committee
- REM Remuneration Committee
- RC Risk Committee
- S&H Safety and Health Committee
- SESC Social, Ethics and Sustainability Committee
- ***A filled icon indicates chairperson of the committee***

DR VINCENT MAPHAI (70)

Independent Non-executive Chairman of the Board

BA (Hons), BPhil (cum laude), MAPhil, PhD, Advanced Management Programme, Finance Certificate

South African citizen, appointed Independent non-executive Chairman of the Board on 24 February 2020

N&G REM S&H SESC

RICHARD MENELL (66)

Lead Independent Director

MA (Natural Sciences, Geology), MSc (Mineral Exploration and Management)

SA and US citizen, appointed 24 February 2020

AC IC N&G RC S&H SESC

A Board with an appropriate balance of relevant diversity in gender, culture, age, fields of knowledge, skills and experience in areas appropriate to Sibanye-Stillwater's business

Board independence (%)

15
85

Independent non-executive
Executive

Board tenure (years)*

100

< 2 years

Board age (years)

8
15
77

< 50 years
> 60 years
50 – 60 years

Gender diversity (%)

31
69

Male
Female

Director rotation ensures a fresh perspective while maintaining continuity of skills, institutional and industry knowledge and experience

Neal Froneman, Susan van der Merwe, Savannah Danson, and Harry Kenyon-Slaney retire by rotation and are up for re-election at the 2022 AGM. In terms of the Companies Act 71 of 2008, the election of members of the Audit Committee, being Keith Rayner, Timothy Cumming, Richard Menell, Nkosemntu Nika, Savannah Danson, Susan van der Merwe and Sindiswa Zilwa, will be put to a shareholder vote at the AGM.

IR - 7

01 **OUR BUSINESS AND LEADERSHIP** | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Board and executive leadership *continued*

TIMOTHY CUMMING (64)

BSc (Hons) (Engineering), BA (PPE), MA

SA citizen, appointed 24 February 2020

AC | IC | REM | RC | SESC

SAVANNAH DANSON (54)

BA (Hons) Communication Science and Finance, MBA, Strategic Planning and Finance

SA citizen, appointed 24 February 2020

AC | IC | RC | REM | S&H

DR ELAINE DORWARD-KING (64)

BSc (Chemistry), PhD (Analytical Chemistry)

US citizen, appointed 27 March 2020

S&H | SESC

HARRY KENYON-SLANEY (61)

BSc (Hons) (Geology), International Executive Programme

UK citizen, appointed 24 February 2020

IC | REM | RC | S&H | SESC

NKOSEMNTU NIKA (64)

BCom, BCompt (Hons), Advanced Management Programme, CA(SA)

SA citizen, appointed 24 February 2020

AC | N&G | REM | SESC

KEITH RAYNER (65)

BCom, CTA, CA(SA)

SA citizen, appointed 24 February 2020

AC | IC | N&G | REM | RC | SESC

SUSAN VAN DER MERWE (67)

BA

SA citizen, appointed 24 February 2020

AC | N&G | RC | S&H

JEREMIAH VILAKAZI (61)

BA, MA, MBA

SA citizen, appointed 24 February 2020

IC | N&G | SESC

SINDISWA ZILWA (54)

BCompt (Hons), CTA, CA(SA) Chartered Director (SA)

SA citizen, appointed 1 January 2021

AC | IC | RC | S&H

NEAL FRONEMAN (62)

Chief Executive Officer

BSc Mech Eng (Ind Opt), BCompt,

SA citizen, appointed 24 February 2020

RC | S&H

CHARL KEYTER (48)

Chief Financial Officer

BCom, MBA, ACMA and CGMA

SA citizen, appointed 24 February 2020

Note: these profile photographs were taken virtually/remotely, in the interests of doing our part to reduce our carbon footprint and optimising available resources

Executive Directors

Independent Non-executive Directors

For full profiles of the directors including other details on directorships, see *www.sibanyestillwater.com/about-us/leadership/*

Committees

- **AC** Audit Committee
- **IC** Investment Committee
- **N&G** Nominating and Governance Committee
- **REM** Remuneration Committee
- **RC** Risk Committee
- **S&H** Safety and Health Committee
- **SESC** Social, Ethics and Sustainability Committee

A filled icon indicates chairperson of the committee

IR - 8

01 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Board and executive leadership *continued*

C-SUITE AND SENIOR MANAGEMENT as at 22 April 2022

NEAL FRONEMAN (62)
Chief Executive Officer

CHARL KEYTER (48)
Chief Financial Officer

LERATO LEGONG (43)
Chief Legal Officer

RICHARD STEWART (46)
Chief Operating Officer

DAWIE MOSTERT (52)
Chief Organisational Growth Officer

THEMBA NKOSI (49)
Chief Social Performance Officer

ROBERT VAN NIEKERK (57)
Chief Technical Officer

MIKA SEITOVIRTA (59)
Chief Regional Officer: Europe

LAURENT CHARBONNIER (47)
Chief Commercial and Development Officer

NASH LUTCHMAN (59)
Protection Services

WAYNE ROBINSON (59)
US PGM operations

THABISILE PHUMO (48)
Stakeholder Relations

DAWIE VAN ASWEGEN (45)
SA PGM operations

BHEKI KHUMALO (48)
Human Resources

RICHARD COX (49)
SA gold operations

KLEANTHA PILLAY (44)
Sales and Marketing

JAMES WELLSTED (52)
Investor Relations and Corporate Affairs

C-Suite (Prescribed Officers)

Executive Directors

Executive Vice Presidents

For full profiles of the members of the C-suite and senior management, see www.sibanyestillwater.com/about-us/leadership/

IR - 9

01 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Board and executive leadership *continued*

Board members, expertise and committee membership

Independent Non-executive Directors

Member	Expertise	Committee membership
Vincent Maphai	• Corporate affairs and transformation • Strategy • ESG matters including climate change and sustainability	• Chairman of the Board • Nominating and Governance Committee (Chairman) • Remuneration Committee • Safety and Health Committee • Social, Ethics and Sustainability Committee
Timothy Cumming	• Engineering in the mining industry • Leadership and strategic development • Financial and risk management • ESG matters including climate change and sustainability	• Remuneration Committee (Chairman) • Investment Committee* (Deputy Chairman) • Audit Committee • Risk Committee • Social, Ethics and Sustainability Committee
Savannah Danson	• Strategic communication • Financial and risk management • Mining • Infrastructure management	• Audit Committee • Risk Committee • Remuneration Committee • Safety and Health Committee • Investment Committee*
Elaine Dorward-King	• Mining • Health and safety • ESG matters including climate change and Sustainability • Risk management • Mining industry leadership	• Safety and Health Committee • Social, Ethics and Sustainability Committee
Harry Kenyon-Slaney	• Operations • Geology • Health and safety • Business transformation • ESG matters – including climate change and sustainability • Business development	• Safety and Health Committee (Chairman) • Social, Ethics and Sustainability Committee • Risk Committee • Investment Committee* • Remuneration Committee
Richard Menell	• Risk management • All aspects of the mining industry, operationally and at executive management and board level • Geology • Financial management • ESG matters including climate change and sustainability	• Risk Committee (Chairman) • Investment Committee* (Chairman) • Audit Committee • Nominating and Governance Committee • Safety and Health Committee • Social, Ethics and Sustainability Committee
Nkosemntu Nika	• Finance and accounting at both private and public sector organisations • Risk management • ESG matters including climate change and sustainability	• Audit Committee • Nominating and Governance Committee • Remuneration Committee • Social, Ethics and Sustainability Committee
Keith Rayner	• Corporate finance and accounting • Risk management • Executive management and governance • Regulatory compliance • ESG matters including climate change and sustainability	• Audit Committee (Chairman) • Risk Committee • Remuneration Committee • Social, Ethics and Sustainability Committee • Investment Committee* • Nominating and Governance Committee
Susan van der Merwe	• Diplomacy • Foreign affairs, liaison at highest levels of government and regulators • Risk management	• Audit Committee • Risk Committee • Nominating and Governance Committee • Safety and Health Committee

IR - 10

01 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Board and executive leadership *continued*

Independent Non-executive Directors *continued*

Member	Expertise	Committee membership
Jeremiah Vilakazi	• Strategic investments • Shaping major public service policies in post-1994 South Africa • Advocacy • ESG matters including climate change and sustainability	• Social, Ethics and Sustainability Committee (Chairman) • Nominating and Governance Committee • Investment Committee*
Sindiswa Zilwa#	• Corporate finance and accounting • Risk management • Executive management and governance • Regulatory compliance	• Audit Committee • Risk Committee • Safety and Health Committee • Investment Committee

Executive Directors

Member	Expertise	Committee membership
Neal Froneman	• Operations management • Mergers and acquisitions • Risk management and strategy	• Risk Committee • Safety and Health Committee
Charl Keyter	• Financial and risk management • Mergers and acquisitions	• Executive Committee and sub-committees as outlined in Governance and delegation above

* *Investment Committee was established in February 2021*

Appointed to the committees on 16 February 2021

More detailed biographies and information on other public directorships are available on our corporate website (*www.sibanyestillwater.com*) and in our annual Form 20-F 2020, available at *www.sibanyestillwater.com*

Base metal refinery at the SA PGM operations

IR - 11

01 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Core Integrated report

Corporate Governance

COMMITMENT TO GOVERNANCE AND VALUE CREATION

The Sibanye-Stillwater Board provides effective, responsible and ethical leadership and is committed to ensuring that sound standards of corporate governance guide all that we do. Our goal is to consistently deliver on our purpose to 'improve lives through our mining' while strengthening our position as a leading international precious metals mining company and ensuring we are true to our vision to create superior value for all our stakeholders.

Sibanye-Stillwater subscribes to the principles of the King IV Report on Corporate Governance for South Africa, 2016 (King IV), the South African Companies Act 71 of 2008 (as amended) ("the Act"), the JSE Listings Requirements, the NYSE Listed Company Manual and other relevant laws. The Board also subscribes to the principles of the International Council on Mining and Metals (ICMM), United Nations Global Compact (UNGC), World Gold Council (WGC), and the International Platinum Group Metals Association (IPA) requirements. While the Board is unwavering in its adherence to legislation, regulations and codes, the Group's commitment to good governance goes beyond compliance and is underpinned by our CARES values.

Sibanye-Stillwater has created value for stakeholders in the past year by:

- Delivering record financial performance
- Returning value to shareholders through dividends and share buybacks
- Improving gender representation across the different senior levels and the Board
- Progressing the green metals strategy
- Navigating the dynamic context created by COVID-19 and promoting the vaccination programme
- Promoting a purpose-led and values-driven organisation
- Overseeing the elevation of ESG as a critical imperative underpinning the legitimacy and sustainability of our business
- Determining attractive commodity segments for the strategic growth of the Group
- Delivering a multi-stakeholder, collaborative Marikana Renewal programme
- In addition to the normal bursary and learnerships awarded each year, awarding full bursaries (for university studies) for top matriculants from disadvantaged schools around our SA operations
- Obtaining ISO certification for our SA operations and ISO recommendation for our US operations

ETHICAL LEADERSHIP AND CORPORATE CITIZENSHIP

Ethical leadership

In guiding and leading the Group, the Board acts ethically, responsibly and effectively. In making decisions, the individual members of the Board act independently, competently and diligently. The Board strives to ensure that the Group acts in line with its role within society – as a significant employer and skills provider, as a taxpayer, as a contributor to and catalyst for economic growth, and true to the purpose that our mining improves lives.

The Board assumes ultimate responsibility for the Group's ethical performance and holds management accountable for implementing Sibanye-Stillwater's Code of Ethics (the Code). see *www.sibanyestillwater.com/about-us/governance*). Board members review and approve the Code. The Code is binding on directors and employees (full-time and part-time) and we encourage all third-parties who do business with us, to adopt it.

In 2021, as part of the initiative to inculcate our CARES values, we began Group-wide refresher training, inclusive of anti-corruption practices, ethics and values, fraud, corruption and cyber crime, whistleblowing, protection offered to whistleblowers and human rights for employees, directors and contractors on the Code. This is over and above ethics induction training, which employees and all third-parties who do business with us complete every 18 months and when they join the organisation. This induction covers topics such as conflicts of interests, anti-corruption and procurement policies, amongst other ethics-related topics. All Board members and senior managers attended the 2021 Group-wide refresher ethics training.

The Board, through its Audit Committee and Social, Ethics and Sustainability Committee oversees compliance with Sibanye-Stillwater's Code of Ethics. These two committees assist the Board in reviewing adherence to compliance and ethics programmes, including anti-bribery, anti-corruption, sanctions, competition, fraud, market manipulation and anti-money laundering laws and regulations.

As per UNGC principles, the Code includes procedures for addressing corruption and bribery. Our ethical practices are reviewed annually by external parties as part of the ICMM and WGC assurance processes. In terms of suppliers, we have processes to minimise the risk of non-compliance with our ESG requirements and with the Code. (See *Socioeconomic development, page 222*).

We have two toll-free lines and an anonymous email address to facilitate the reporting of non-compliance to the Code, one for South Africa (0800 001 987) and one for the US (1 800 317 0287). Employees, suppliers and customers can use the toll-free lines and anonymous email to report irregularities and misconduct without fear of victimisation. Whistleblower reports, which are anonymous and confidential, are managed by Protection Services. These reports are reviewed by the Audit Committee and the Social, Ethics and Sustainability Committee.

The Group works openly with governments, NGOs and lobby groups. However, it does not make and has not made, contributions to political parties, government affiliates or candidates, whether in cash or in kind (see code of Ethics *www.sibanyestillwater.com/about-us/governance*).

IR - 12

01 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Corporate Governance *continued*

Declarations and conflicts of interest and related-party transactions

Board members timeously inform the Board of actual or potential conflicts of interest in terms of particular items of business or other directorships. The Board's conflict of interest policy is contained in the Board Charter, publicly available on our website. This policy requires that at all Board and committee members declare at the start of the meeting any conflicts of interest in respect to the agenda. In addition, as per the Code, King IV, the Companies Act of 2008 (as amended), the JSE Listings Requirements, NYSE Listed Company Manual directors and prescribed officers must submit a declaration of all their material interests at least once a year or earlier if their circumstances change. Conflicts of interests are minuted and affected directors are recused from debating and voting on matters on which they are conflicted.

There were no conflicts of interest during the year that warranted non-executive directors to be recused from a meeting.

The Board also holds senior managers and employees to similar standards of ethics. The Code requires that all Designated Sensitive Positions complete Declarations of Interest in the prescribed format annually, or earlier if circumstances change. Over and above the Designated Sensitive Positions, any employee that has a conflict or perceived conflict of interest should also complete the declaration in the prescribed format. The Designated Sensitive Positions are as follows:

- Group executive members
- Segment Exco/Manco members
- Vice Presidents and above not covered in the aforementioned
- All Procurement staff
- All staff in a Financial Processing role – Reporting, Accounts payable/ Accounts receivable, Treasury
- Internal audit staff
- Risk and Insurance staff
- Medical staff
- Sarbanes Oxley staff
- Payroll staff
- Legal staff
- Stakeholder relations staff
- D-band and above HR staff
- Protection Services staff
- PAs and Executive PAs

Declarations in the South African operations are updated on the electronic Employee Self Service (ESS) system. Digitalisation of the process assists in keeping an audit trail. During 2021, 574 Conflicts of Interest were declared on the ESS system.

The Audit Committee monitors and oversees significant related party transactions and relationships. These are disclosed in detail in our company consolidated Annual Financial Statements.

Securities trading and insider trading policy

Our securities trading policy and related information is overseen by the Equities Trading Committee, which is an executive committee. This committee monitors compliance to the JSE Listings Requirements and applicable laws on insider trading. In addition, the committee determines when the Group is in a prohibited period, being either a closed (blackout) period and/or a price-sensitive period. In terms of the policy, Prescribed Officers, the Company Secretary, directors of Sibanye-Stillwater, directors of major subsidiaries and senior managers require clearance to deal in Sibanye-Stillwater securities ("deal" or "dealings"). Clearance to deal may not be given during prohibited periods.

Directors' clearance for dealings during "open" periods is provided by the Chairman of the Board or the Lead Independent Director, as the case may be, in consultation with the Equities Trading Committee. Prescribed Officers, the Company Secretary, directors of major subsidiaries and senior managers obtain clearance from the Equities Trading Committee.

Good corporate citizenship

Since the outbreak of the pandemic, the COVID-19 Steering Committee has provided guidance and oversight to the Coronavirus Coordination Team. The latter (which includes representatives from health, safety, legal, finance, supply chain and ICT) was responsible for coordinating measures to limit the spread of COVID-19 and engage stakeholders on it.

The Group, in accordance with South Africa's Department of Health protocols, rolled out its COVID-19 vaccination programme to vaccinate its employees, as well as members of doorstep communities. (See *Health, well-being and occupational health, page 146*) Employees have access to a COVID-19 dedicated 24-hour hotline (0800 333 461), staffed by our healthcare professionals, or those from contracted services. The Department of Health also has a 24-hour hotline for COVID-19.

In terms of COVID-19 protocols (supported by a mandatory Code of Practice), the Group aligns to best practices as stipulated by the South African and United States governments, WHO, and the Centre for Disease Control and Prevention. We also engage with the relevant regulatory authorities and industry bodies and partners, including The Employment Bureau of Africa (TEBA), who advise in managing risks posed by migratory labour. Management supported the Board's transition to virtual meetings and also took the decision to switch from an in-person to a virtual AGM on 24 May 2022.

In 2021, in support of the national COVID-19 vaccination effort and aligned with the programmes of other members of the Minerals Council South Africa, the Group hosted the Department of Mineral Resources and Energy (DMRE) and Department of Health to observe its vaccination programme at the SA PGM operations in Rustenburg and Marikana.

Employees (158) had the opportunity to donate R1.4 million (R1 million seed funding from company) to the Employee Volunteerism Donation Scheme (which was matched by the Group). Funds went to CSI initiatives.

See *Chairman's Report of the Social, Ethics and Sustainability Committee* for further information on good corporate citizenship, *page 175*.

Tax transparency and governance

We conduct our tax affairs in good faith and have a tax risk management framework (approved by the Board) to help us report and monitor tax obligations. Our King IV-aligned tax strategy is supported by a tax policy, available online, that details processes and policies for compliance.

In the US, on 22 December 2017, new federal tax reform legislation, known as the Tax Cuts and Jobs Act, was enacted effective 1 January 2018, resulting in significant changes to US federal tax law. The impact of these changes remains fluid, as a new administration mulls amendments to the Act. The US PGM operations have internal tax specialists and external tax consultants who monitor regulation as it becomes law and advise on impact. Status reports are reviewed by the Audit Committee at least half-yearly, or as and when necessary.

IR - 13

01 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Corporate Governance *continued*

We recognise that the issue of mining royalties and revenues is a potentially controversial one, given the populist sentiment in many countries that mining companies extract profits for shareholders and executives without benefit to the host economy.

We acknowledge the complaint and reiterate that our strategy is built on the idea of stakeholder capitalism; i.e. a commitment to both long-term shareholder return and socioeconomic value for the host country. To bolster this position we endorse the Extractive Industries Transparency Initiative (EITI) and we participate in ICMM working groups to improve transparency on mineral revenues. We have a Transparency of Mineral Revenues Position Statement whereby we articulate our intention for transparent disclosures.

Strategy and value creation

The Board provides vision and guides the Group in setting its strategy. In line with King IV, the Board understands that Sibanye-Stillwater's core purpose, strategy, business model, risks and opportunities, performance, and sustainable development impacts are inseparable elements of the value creation process. The Board is satisfied that the strategy and business plans do not give rise to risks that have not been thoroughly assessed by management and that considerations relating to the long-term sustainability of the business underpin strategy formulation.

In 2021, the Board held a strategy refresh meeting whereby it was noted and affirmed that the renewed emphasis on green metals is key to our ESG and sustainability commitments. And that we have a meaningful role to play in the global effort to mitigate climate change.

GOVERNANCE PHILOSOPHY AND FRAMEWORK

Philosophy and commitment to King IV and its principles

The Board is committed to achieving the four governance outcomes (ethical culture, good performance, effective control and legitimacy) as defined by King IV, to which end it adheres to the King IV principles relating to: ethical leadership and corporate citizenship (principles 1 to 3); strategy and value creation (principle 4); performance and reporting (principle 5); governance structures, effective control and delegation (principles 6 to 10); functional areas of governance (principles 11 to 15); trust and legitimacy – stakeholder inclusivity (principle 16). See *King IV supplementary information*.

Approach

In our efforts to become a digital-first organisation we have adopted an online tool to help structure our governance framework for 2022. The Corporate Governance Framework[R] application is a digital dashboard showcasing governance, risk and compliance (GRC) elements of the business, including ESG. This tool is a central depository of our governance processes across all jurisdictions and provides a clear assessment of the current governance status, enabling the prioritisation of resource allocation to critical issues. Further, it offers a technique to measure improvements in corporate governance.

Corporate Governance Framework®
Board Focus
BOARD GOVERNANCE & PERFORMANCE
ORGANISATIONAL ACCOUNTABILITY
MANAGEMENT RESPONSIBILITY
OPERATIONAL GOVERNANCE & PERFORMANCE
Executive Management Focus with Board Monitoring
CGF
RESEARCH INSTITUTE (PTY) LTD

Independence, tenure, diversity and inclusivity

The Board is a unitary board, comprised of 13 members, 11 of whom are independent non-executive directors. The Board has delegated the duty to review the composition of the Board to the Nominating and Governance Committee on a continual basis which includes the application of the diversity policy, the rotation policy and monitoring the independence of non-executive directors.

The Nominating and Governance Committee has robustly tested, through an independent and internal evaluation, the independence of all non-executive directors in the year under review.

In addition to an independent chairman, the Board appointed a lead independent director who leads in the absence of the chair, serves as a sounding board for the chair and, when necessary, acts as an intermediary between the chair and other members of the governing body. The roles of the chairman and Chief Executive Officer are separate. All members of the Audit, Investment, Remuneration and Social, Ethics and Sustainability committees are independent.

In terms of the Act and resolutions passed by the Board, the directors of SSW were appointed to the Board and its Committees with effect from the Implementation Date of the Scheme, which occurred on 24 February 2020. In addition to this, looking at "Our timeline" above, the Company has continually over the years morphed into a multinational mining and metals group with a diverse portfolio of mining and processing operations and projects and investments across five continents. The acquisitions effected over the years has resulted in the Board, and particularly the independent non-executive directors, applying their minds to a growing new asset base.

Given the Group's varied regions of operation and our commitment to the modern values of diversity and inclusion, our Board has a policy wherein the directors are diverse in academic qualifications, industry knowledge, age, culture, experience, race and gender. Notwithstanding our commitment to diversity, the Board treats each individual on the merits of their contribution to the organisation and their sincerity in performing their duties and no one individual has unfettered decision-making power.

Diversity of members' background, experience and group (race and gender) identity, helps to ensure a range of views at Board and sub-committee meetings. Individuals are encouraged to speak freely and honestly in defence of their values, within the context of an integral philosophy that honours the varying ways in which individuals and groups make meaning of their world.

IR - 14

01 **OUR BUSINESS AND LEADERSHIP** | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Corporate Governance *continued*

The Board adopted the Mining Charter III race and gender targets, effective from 1 March 2019 to be implemented within five years, by which time the Board should comprise a minimum of 50% HDPs, 20% of these being women. On 21 December 2020, the appointment of Ms Sindiswa Zilwa (Sindi), an Independent Non-executive Director, was announced (see her full biography at *www.sibanyestillwater.com/about-us/leadership/sindiswa-zilwa*). Her appointment was effective from 1 January 2021 and appointed to committees on 16 February 2021. Sindi brings with her a wealth of knowledge on audit, risk and investment committees. The appointment of Sindi improved female representation at Board level, which increased to 31%.

From 2020, we adopted a 'diversity, values and inclusivity moment'. This is an opportunity for an attendee to share a meaningful story that affirms our values and our commitment to safety and ESG.

We have a Gender working group for our SA operations to address chauvinistic attitudes to women and ensure our organisation treats women fairly, acknowledging that we must play our part in balancing what has historically been a male-dominated industry. (See *Empowering our workforce, page 161*).

We are committed to making pay a function of role and responsibility and not of group identity. The Remuneration Committee is satisfied that there is no institutional pattern of a gender pay gap, and where there are small discrepancies, these are being resolved over the next two years.

The Social, Ethics and Sustainability Committee continued to focus on Women-in-Mining, and promoting women in management and executive leadership.

See *Empowering our workforce*, for more on gender and racial diversity within Sibanye-Stillwater, page 161.

Governance structures, effective control and delegation

Board committee structures

Our Board is led by an independent non-executive chairman whose role is separate from that of the CEO. The Chairman is supported by the Lead Independent Director. The Board Charter is reviewed annually and is aligned with relevant legislation and listings requirements in South Africa and the US. (See *www.sibanyestillwater.com/about-us/governance*)

We have the required board committees and relevant membership as recommended in King IV, NYSE Listed Company Manual and the JSE. More information on the board committees, responsibilities, members and attendance to meetings is contained in *Ancillary information page 262*.

An employee working at the SA PGM operations

IR - 15

01 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Corporate Governance *continued*

The composition of board committees, and distribution of authority between the chairperson and other directors, is balanced, and dynamics are participative. Members can comfortably challenge each other when there are divergent views. The Board emphasises a results-orientated and decisive view, with a vigilant approach to governance and risk awareness.

The Audit Committee is satisfied that the auditor is independent. No non-audit services were performed without the approval of the Audit Committee. The audit firm has been appointed, with the designated partner having oversight of the audit and reappointed at the AGM. The CFO is responsible for the finance function. Internal audit is predominantly in-sourced. There are outsourced arrangements for minimal processes. The CFO is responsible for the administration of the internal audit department. The Chief Audit Executive (CAE) reports into the Audit Committee Chair. The effectiveness of the CFO function and that of the CAE is annually assessed by the Audit Committee.

The internal audit function was externally reviewed in 2021 against the Institute of Internal Auditors Standards and was rated as Generally Conforms. This rating is valid for five years from 2022 – 2026. The external review was performed by PWC.

The Board, assisted by the Social, Ethics and Sustainability Committee and the Safety and Health Committee, has oversight of ESG, climate change-related matters and stakeholder engagement. We have dedicated executive roles for stakeholder engagement in South Africa and the US. In interacting with stakeholders we are guided by the Code and by our Stakeholder engagement policy statement.

For further information, see *Engaging with our stakeholders* and *Managing our risks and opportunities within the external operating environment.*

Our Memorandum of Incorporation does not have restrictions to shareholder voting rights.

The Board ensures that reports issued by the Group are accurate and helpful to stakeholders in assessing our performance and future prospects. The Board has mandated the CEO to review and approve all regulatory announcements, media releases, fact sheets, investor presentations and similar disclosures through the Disclosure Committee. The Disclosure Committee also monitors all means of disclosure, including our website.

A detailed mandate outlines the delegation of authority and approvals framework. This indicates matters reserved for the Board, its committees and management. The Board is satisfied that delegation to management contributes to an effective arrangement by which authority and responsibilities are exercised. The mandate is reviewed annually.

In developing our integrated report, we are guided by Value Reporting Foundations <IR> Framework, and we aim to report on the various components of value creation and value depletion. This includes our business model and strategy, how we respond to our external environment, risks and opportunities, how we respond to the needs and interests of our key stakeholders, our activities and performance, and our outlook in the medium to long term.

The Audit Committee, reviews the Integrated report and recommends it to the Board for approval, as it does with the Annual Financial Statements, King IV disclosures and other assurance reports.

The Board oversees and monitors performance and delivery on the strategic focus areas, and in so doing takes accountability for the Group's performance. Related reporting is also overseen and approved by the Board – all the Group's reporting is available at *www.sibanyestillwater.com/2021*

We commit to providing the investment community with clear, concise, accurate and timely information on our operations, and to providing financial performance that informs stakeholders as to how value was enhanced or depleted across the six capitals.

Our Board reporting includes a specific ESG report that is submitted quarterly to the Social, Ethics and Sustainability Committee and included in its Board Pack.

This Integrated report, our primary report on value creation, demonstrates the Board's integrated thinking and has been reviewed and approved by the Board.

Policy on outside directorships and overboarding (sitting on an excessive number of boards)

It is accepted and acknowledged that independent non-executive directors (INED) may have business interests other than those of Sibanye-Stillwater. Any director is, while holding office, at liberty to accept other board appointments so long as the appointments are not in conflict with the business and approved strategy of Sibanye-Stillwater and do not materially interfere with their performance as an INED of the Group. All other appointments must first be discussed with the Chairman of the Board before being accepted. Full compliance with the obligations of directors in connection with conflicts of interests and overboarding, as provided for in the Companies Act and corporate governance principles, is expected of all directors.

As part of the vetting process for directors, a professional commitment and a statement that he/she has sufficient time available to carry out INED responsibilities to Sibanye-Stillwater is required. This is a contractual arrangement that is monitored through performance reviews. Directors have provided the Company with this statement.

Board effectiveness and performance evaluations

The Group has undergone a radical transformation in recent months, concluding significant acquisitions in Europe, North America and Australia. Sibanye-Stillwater has through these acquisitions transitioned from being a South African precious metals company with a major US asset, to an international precious metals company with a broad international institutional shareholding base. For this reasons, it was agreed that it is time to undertake a fundamental review of our governance and board structures. Spencer Stuart was appointed in December 2021 to undertake this holistic review, in line with King IV, Principle 9, which recommends the Board schedule (every two years) an opportunity to review its performance by an external evaluator. The Spencer Stuart report and recommendations are expected in May 2022.

In terms of paragraph 3.84 (h) of the JSE Listings Regulations, the Board of Directors considered and satisfied itself on the competence, qualifications and experience of the Company Secretary.

In terms of King IV, the Audit Committee noted that it was satisfied that the Chief Audit Executive had the necessary competence and experience to fulfil her role and that the internal audit function was effective.

IR - 16

01 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Corporate Governance *continued*

In addition, the following evaluations were conducted during 2021:

Leadership role	Description of responsibilities	Outcome and recommendations	Succession planning
Chairman	• Leads the Board and ensures integrity and effectiveness of the Board and committees, and high standards of governance and ethical behaviour	• Members of the Board were satisfied with the performance and leadership of the Chairman	• Succession planning of the Chairman was discussed in light of Sibanye-Stillwater's recent acquisitions
CEO	• Provides leadership in the area of policy and strategic direction and provides management with comprehensive information, analysis and timely advice on all aspects of the business • Leads and manages daily operations	• The Board was satisfied with the performance of the CEO against agreed upon performance measures and targets • The Remuneration Committee further performed an annual review of the CEO's dual contract and approved it for the ensuing year	Succession planning for the CEO was discussed and potential candidates for development and succession were noted
CFO and the finance function	• Financial management of the Group • Provides leadership, direction and management of the finance and accounting team • Provides strategic recommendations to the CEO and members of the executive management team • Manages the processes for financial forecasting and budgets, and oversee the preparation of all financial reporting • Advises on long-term business and financial planning • Reviews all formal finance and IT-related procedures	In terms of the JSE Listings Requirements and King IV, the Audit Committee noted that it was satisfied that the financial director has the appropriate expertise and experience to fulfil his role and that the finance function was effective	Succession planning for the CFO was noted

Key areas of Board deliberation in 2021

- Refining ESG priorities
- Capital allocation
- Overseeing the strategic growth of the Group
- Managing the ongoing impact of COVID-19
- Oversight of ethical and values-driven culture
- Supervision of safe production strategy
- Director training focused on ethical leadership, climate change and sustainability
- Safety performance

Planned areas of focus for 2022

- Reviewing safety performance
- Reviewing and apply of recommendations from the Spencer Stuart external Board evaluation
- Continued director training and development
- Climate change and sustainability
- Overseeing the Group risk strategic register to include new operational regions
- Implementing the revised Group strategy
- Implementing the Sustainability strategy
- Managing relationships with labour and labour unions

IR - 17

01 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Corporate Governance *continued*

FUNCTIONAL GOVERNANCE AREAS

Risk Management

Responsible governance entity: Audit Committee and Risk Committee

The Board sets the direction for assurance and is ultimately responsible for it, as per King IV (Principle 15): "The governing body should ensure that assurance services and functions enable an effective control environment, and that these support the integrity of information for internal decision-making and of the organisation's external reports". The Risk Management Department develops the combined assurance model, with the Audit Committee responsible for overseeing its implementation.

The Risk Management Department is responsible for reporting key risks and material issues to both the Risk Committee and the Audit Committee. Our strategic risk register, supported by operational risk registers (which align risk, material issues and strategy) is the go-to materiality reference for reporting purposes. The combined assurance model, as applied to strategic risks and controls, is presented to the Risk Committee annually for noting.

The Audit Committee chairman also serves as a member of the Risk Committee, while the Risk Committee chairman serves on the Audit Committee. This allows for cross-referencing and thus more effective oversight of risks.

Sarbanes-Oxley Act (SOX) risks and controls have been identified and implemented in relation to the Group's internal control over financial reporting. Quarterly SOX self-assessment provides the foundation for SOX certification by management, which is independently verified by external auditors. Internal and external audit have adopted a combined assurance model for the auditing of sustainability KPIs, which are assured annually.

For more detail on our 2021 risks and opportunities, see *Managing our risks and opportunities within the external environment, page 38*

Also see Form 20-F, available on our website at *www.sibanyestillwater.com/newsinvestors/reports/annual.*

Assurance

Responsible governance entity: Audit Committee and Risk Committee

COMBINED ASSURANCE REPORTING STRUCTURE
SIBANYE-STILLWATER BOARD
SIBANYE-STILLWATER AUDIT COMMITTEE
VP INTERNAL AUDIT
UNIT MANAGER RISK AND ASSURANCE

IR - 18

01 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Corporate Governance *continued*

Assurance levels

Assurance levels are grouped as per the below diagram:

LINES OF DEFENCE

Line	Description	Assurance
1st	**Line functions** and **management owning** and **managing risk**	• Policies and procedures • Delegation of authority • Management reviews • Periodic self-assessment • Cyber security assessors
2nd	**Internal specialist functions** providing **oversight**	• Risk management • Regulatory compliance • SOX compliance • Company secretary • Safety inspections
3rd	**Internal assurance** providers	• Internal audit • Protection Services Forensic Investigators
4th	**External assurance** providers	• External financial assurance • External assurance of selected sustainability indicators • Tailings management technical specialist assurance • Water management technical assurance • LPPM, responsible platinum and palladium external assurance • ISO certifications / ICMM
5th	**Regulatory** inspectors	• Minerals Council • DMRE, local, regional and national inspectorates • Department of Labour • Department of Forestry, Fisheries and Environment (DFFE) • Department of Water and Sanitation (DWS)

Regulatory compliance

Regulatory framework/ universe
Policies and procedures
Awareness training and education
Monitoring and control (compliance risk profiles)
Reporting
Other initiatives and projects
REGULATORY COMPLIANCE

IR - 19

01 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Corporate Governance *continued*

Responsible governance entity: all Board Committees

OVERVIEW	• Dedicated compliance officers at our US and SA operations directly monitor non-compliance • We comply with the Companies Act, including the Memorandum of Incorporation (2021 financial year)
RESPONSIBILITIES	• Legislative and regulatory compliance is the responsibility of respective functional departments. The regional compliance functions assist by simplifying legislation and alerting management, through an alert system, to changes or pending changes to legislation or regulation. At the US PGM operations, a Compliance Committee comprising site and service group leadership meets quarterly to report on and strategise the compliance function. The compliance function facilitates the management of compliance risk by distributing a compliance methodology, compiling regulatory compliance risk profiles and by providing advice and guidance relating to strategic compliance issues
MONITORING	• Compliance risk profile sessions are held with business units biannually to assign responsibility for all relevant compliance commitments, and to furnish the business with fit-for-purpose regulatory risk profiles • There are 277 regulatory requirements pertinent to Sibanye-Stillwater; some of these being more critical than others. The following are critical to our SA operations: – Mine Health and Safety Act 29 of 1996 – Mineral and Petroleum Resources Development Act 28 of 2002 – National Environmental Management Act 107 of 1998 – National Environmental Management: Air Quality Act 39 of 2004 – National Environmental Management: Waste Act 59 of 2008 – National Water Act 36 of 1998 – Hazardous Substances Act 15 of 1973 – Explosives Act 13 of 1956 • Other key legislation includes: – Compensation for Occupational Injuries and Diseases Act 130 of 1993 – Occupational Disease in Mines and Works Act 78 of 1973 – National Environmental Management Biodiversity Act 10 of 2004 – Protection of Personal Information Act 4 of 2013
COMPLIANCE	• There were no material or repeated regulatory penalties, sanctions or fines for contraventions of, or non-compliance with, legislative and regulatory obligations in 2021
KEY CHANGES	• In 2021 there were 735 changes to laws, regulations, supervisory and other requirements impacting the SA region; this compares to 594 for the same period in 2020. These 735 changes had 1,910 impacts on various departments, noting that a regulatory change usually impacts more than one department. The leading areas of regulatory change for the year were Sisonke Health (254), Health Services (180), Corporate Tax (164) and Investor Relations (107). In the US region, the primary material regulatory issues related to the regulation of COVID-19 compliance with the Montana legislature passing legislation and the Occupational Health and Safety Administration (OSHA) issuing an Emergency Temporary Standard (ETS) relating to the management of COVID-19

IR - 20

01 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Corporate Governance *continued*

Biannual profiling

Although biannual (twice a year) profiling is not a regulatory requirement, we have adopted this protocol to help keep track of laws and regulations. We hold compliance risk profile sessions twice a year, with the objective to assign accountability and responsibility for all relevant compliance commitments, and to develop regulatory risk profiles that highlight areas of weakness. Management assesses risk for their department and feeds the information to the compliance risk profile sessions.

Threats to our license to operate

We have not encountered any material issue that pose a real risk of revocation of license to operate. Certain key regulatory areas are monitored closely. This includes the Mining Charter; Carbon Tax Act (2019); Protection of Personal Information Act (2013) (POPIA); Companies Amendment Bill (2021); National Climate Change Bill (2018); National Health Insurance Bill (2018) in South Africa and the Montana Metal Mine Reclamation Act, the Federal Mine Safety and Health Act (1977), the Occupational Safety and Health Act (1970), the Clean Water Act (1972), and the Clean Air Act (1970) in the US.

Privacy

Project Vault was established in 2020 with the aim of ensuring our compliance with POPIA, which became effective on 1 July 2021. Our focus included high-risk personal information processing areas, and establishing an appropriate governance framework and related policies, as well as creating awareness on the risks associated with non-compliance. Following conclusion of Project Vault, the Information Governance department embarked on developing a privacy programme tailored for the South African region and envisaged to be adapted for the Group as a whole.

Technology and information

Responsible governance entity: Audit Committee and Risk Committee

COBIT (Control Objectives for Information and Related Technology) identifies ICT governance as "a structure of relationships and processes to direct and control the enterprise in order to achieve the enterprise's goals by adding value while balancing risk versus the return of ICT and its processes". Our ICT governance framework is aligned to COBIT 5 and ISO 27001/2 standards. Our ICT risk governance framework and strategy is reviewed annually and was approved for 2021. An approved Group ICT charter, aligned with King IV and ISO 27001/2 standards, was approved by the Audit Committee, and is reviewed yearly by them.

Operationally, the CFO, supported by executive management, provides high-level direction for our ICT strategy. The SA and US operations each have a dedicated ICT manager. Oversight is provided by the Audit Committee, with the Board having ultimate responsibility. The Risk Committee monitors and provides oversight of the ICT risks identified.

(See *Harnessing continuous innovation, page 123*).

Remuneration

Responsible governance entity: Remuneration Committee supported by other specialist committees

Sibanye-Stillwater is committed to rewarding and encouraging ethical leadership. Our remuneration incentive framework includes targets for safety improvement and ESG performance. For full details see *Remuneration report*, page 227.

IR - 21

02

WHAT DRIVES US

Our purpose, vision, strategy and values	23
Progress on our strategy in 2021	27
Leadership view	28
Managing our risks and opportunities within the external environment	38
Our material issues	71
Engaging with our stakeholders	73
How we create value: our business model	80

IR - 22

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Core Integrated report

Our purpose, vision, strategy and values

In line with Sibanye-Stillwater's progression as provider of a comprehensive range of the strategic commodities and energy solutions that will be instrumental in the emerging global clean energy economy, the C-suite and Board have reviewed our purpose, vision and strategy to reflect the higher level of impact that we aspire to.

OUR PURPOSE

Improving lives through our mining, which was our previous purpose, remains pertinent and relevant, although it does not fully capture the impacts that we aspire to achieve through conduct of our business. We have therefore defined a refreshed purpose statement that reads, **"To safeguard global sustainability** through our **metals** and **energy solutions"**. We believe that this reflects the positive social and environmental impacts intended to be derived from the beneficial application of the commodities that we produce as well as the socio-economic benefits delivered through our operating activities.

OUR VISION

Our refreshed vision, which is "To be a **leader in superior shared value** for **all stakeholders"** expands on our previous vision of superior value creation for all our stakeholders by specifically including the notion of shared value. While acknowledging all forms of value flow, this vision should specifically be read to embrace our impact on one of the greatest challenge facing humanity in the 21st century, which is climate change. We sincerely believe that we have an instrumental role in the emerging clean mine to mobility ecosystems as well as in support of renewable energy economies that require deployment of high capacity energy storage systems. We believe clean produced minerals are going to fulfil an ever more critical role in realising the vision of a rapidly decarbonising global economy.

REFRESHED STRATEGY

"Secure a **distinctive position** in the **global resources sector** as a **progressive, forward-thinking** provider of **metals** and **energy solutions** of **strategic future global relevance."**

CONTEXT FOR OUR REFRESHED STRATEGY

The time has come for us to raise the bar and move our strategy to a higher level and therefore we undertook a strategy refresh in preparation for 2022. The 2021 strategic focus areas have served us well, and we recognise these as ongoing imperatives for the business. Acknowledging that they are not sufficient to secure meaningful differentiation of our business that enables delivery of superior shared value, we have reconceptualised and augmented our strategy into three layers that comprise our strategic foundation, strategic essentials and strategic differentiators.

The context for our refreshed strategy for 2022 and beyond – being future ready by understanding what we need to adapt for

The refresh of our strategy is supported by an environmental scan that defines the world in which we will operate and conduct business as critical context. It is clear to us that persistent trends are intensifying with ever more frequent disruptive events expected to trigger deviations in course. Our business needs to adapt for maximum relevance to the world's future strategic needs for green metals and energy solutions while exhibiting agility to rapidly reposition to capitalise on opportunities and address the challenges. While the external environment section later in this report provides a more granular perspective, we would like to highlight in this brief summary the most significant trends likely to shape our operating and business context.

First, there is the decarbonisation imperative increasing in momentum as the existential threat of global warming to planet earth and humanity is appreciated. While the world's energy mix is moving towards a lower carbon mix, we expect the pace of change to accelerate dramatically with radical transformation of energy and transportation in forthcoming years.

Secondly, stakeholder expectations of business are evolving rapidly. Meaningful purpose and delivery of a contribution to a better society amplifying ESG and sustainability credentials is the basis of legitimacy. While embedded in our ethos since inception, there is significant scope for augmentation in the emerging futures.

Thirdly, we are in the midst of the fourth industrial revolution with digital systems entering every aspect of life. While previous industrial revolutions were tough on humans and the environment, we expect the fourth industrial revolution to consciously rewire and prioritise the needs of human beings and the environment working in harmony with new technology.

We have adopted what we term 'grey elephants' as highly probable, high impact, yet neglected catalysts or forces of change that we believe are going to shape the 2020s as a decade of unprecedented disruption. The COVID-19 pandemic was one of the first examples of a grey elephant in the 2020s, agitating several of the other grey elephants. Through our refreshed strategy, we are well prepared for the futures that they shape; ready to address the challenges and capitalise on the opportunities they present.

IR - 23

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Our purpose, vision, strategy and values *continued*

Future trends identified – as illustrated by the 'grey elephants' below:

Advances in robotics, artificial intelligence, and machine learning have ushered in a new age. The lag between technology adoption and new job creation will be highly disruptive with impacts for the broader functioning of society.

The WHO predicts multiple pandemics by the end of the 2020s. While unpredictable, pandemics are highly probable world-changing events, and can take on forms other than infectious disease.

Globalisation is unravelling. Dominance in critical commodities, unreliable supply chains and conflict with international repercussions are leading to trading patterns being reconfigured. Power and influence will shift into cohesive regional and national.

The world is ageing fast. For the first time in history there are already more old people (over the age of 60) than young (under the age of five). By 2030, older persons will outnumber children aged 0-9 years (1.4 billion vs. 1.3 billion).

Intelligent advances
Pandemics
Multipolarity
Ageing
Adapting culture and strategy to navigate the grey elephants sharply transforming the world
Angry people
Angry planet
Big squeezes
Inequality

Many of the other grey elephants have a profound effect on people and society. Social discontent is on the rise with social awakenings expressed differently across the world. Globally, anger is on the rise.

The climate emergency has no nationality, no race, no sexual preference and certainly no political or religious affiliation. The globally concerted effort required to advance a green revolution will ripple through industry and society creating completely new global tensions.

The world is being squeezed. From supply shortages in fuel, microchips, water and food to squeezes in skilled talent, tax, retirement, inflation and interest rates, strategic resources are becoming an ever more critical commodity.

Inequality is growing. Inequality is growing with the gap between rich and poor expanding. Africa is expected to account for nine out of ten of the poorest people in the world by 2030.

IR - 24

02 | OUR BUSINESS AND LEADERSHIP | **WHAT DRIVES US** | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Our purpose, vision, strategy and values *continued*

OUR STRATEGIC FOUNDATION

This defines the impact we aspire to make in the global economy and the local societies influenced by our operations, the difference our business makes. It embraces our purpose, vision and values and the core principles that guide our decisions including our commitment to ESG excellence and shared value. Our Umdoni tree is at the heart of our strategic foundation and represents our fundamental approach to business.

The Sibanye-Stillwater Umdoni tree symbolises our approach to stakeholder capitalism. The roots of the tree hold our values, signifying that below the surface of success and competition, Sibanye-Stillwater CARES.

Covers what we aspire to and why we exist:

OUR IMPACT
The difference we make in the world through our business
OUR STRATEGIC FOUNDATION
Core guiding principles – the basis for all our decisions and actions
PURPOSE
To safeguard global sustainability through our metals and energy solutions
VISION
To be a leader in superior shared value for all stakeholders
CARES VALUES
Commitment
Accountability
Respect
Enabling
Safety
ESG AND SHARED VALUE

THE UMDONI TREE

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
The trunk of our tree represents our workforce, which supports Sibanye-Stillwater and symbolises its strength.
Better lives
Membership
Fair market access
Upliftment
ORGANISED LABOUR
EMPLOYEES
SUPPLIERS
Assured product
Total returns
COMMUNITIES
CUSTOMERS
Socio-economic stability
SHAREHOLDERS
COMPANY
Clean water/air/land
ENVIRONMENT
GOVERNMENT
Economic value
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

CARES VALUES

Commitment: We are committed to the protection of life, health and the environment; to operational excellence, to high standards of governance, to ethical conduct and regulatory compliance, and to adhering to best practice industry disclosure and reporting standards.

Accountability: We are accountable to our stakeholders for delivering on our key operational targets and strategic objectives; for identifying, managing and mitigating the risks inherent in our business; and for maximising the return on capital deployed.

Respect: We treat people fairly, respect each other, value the richness of human diversity and support employees in realising their full potential.

Enabling: We enable prosperous and sustainable operations by engaging with our stakeholders, empowering our employees in their professional development and offering doorstep communities skills and resources to thrive post-mining.

Safety: We acknowledge that working at depth, with heavy machinery, presents risks to life and limb; therefore we prioritise all practical, technical and behavioural measures to reduce safety and health risks to near zero.

IR - 25

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Our purpose, vision, strategy and values *continued*

OUR STRATEGIC ESSENTIALS

Support attainment of operational and business excellence:

Our strategic essentials are the basis of responsible and competitive operations that both create value in support of strong capital allocation and promote operational sustainability that enables realisation of maximum value from the mineral resources that we are extracting. Our strategic essentials incorporate substantial content from our previous strategic focus areas. Here we have four strategic imperatives that are instrumental for us to compete effectively on the global stage.

OUR STRATEGIC DIFFERENTIATORS

Represent the opportunities that we have identified to be distinctive in the global minerals industry:

While these differentiators bring many significant initiatives that we have been driving over the past years into a holistic framework, we recognise that they will require substantial augmentation to establish a truly distinctive position for Sibanye-Stillwater. We have defined four strategic differentiators:

While the Leadership view (below) provides initial insight on the meaning of the strategic differentiators for Sibanye-Stillwater, and in particular identifies how they are geared to address the challenges and realise the opportunities triggered by the grey elephants, next year's Integrated report will allow for a fuller exposition defining how these strategic differentiators are being built into the way we operate and conduct business.

The graphic below shows how these components combine into a compelling framework to shape a distinctive, progressive and relevant resources corporation geared to the emerging criteria of all our stakeholders. While our strategy retains the sound basis created through our purpose, vision, values and stakeholder capitalist approach to business in our **strategic foundation** and our focus on sound, sustainable operational and business delivery through our **strategic essentials**, the **strategic differentiators** that we have now incorporated into our strategy will build Sibanye-Stillwater into a distinctive and progressive company setting the trend for a modern minerals industry that services global requirements for strategic commodities and energy solutions in a unique way.

1 STRATEGIC FOUNDATION
PURPOSE
VISION
CARES VALUES
ESG AND SHARED VALUE
Commitment
Accountability
Respect
Enabling
Safety
2 STRATEGIC ESSENTIALS
Ensuring safety and well-being
Prospering in every region in which we operate
Achieving operational excellence and optimising long term resource value
Maintaining a profitable business and optimising capital allocation
3 STRATEGIC DIFFERENTIATORS
Recognised as a force for good
Unique global portfolio of green metals and energy solutions that reverse climate change
Inclusive, diverse and bionic
Building pandemic-resilient ecosystems

Our strategy and specifically our strategic differentiators have been designed to address the grey elephants – refer to the *Leadership view on page 35* where these have been mapped as an illustration hereof.

IR - 26

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Progress on our strategy in 2021

While our refreshed strategy described on the preceding pages creates an augmented framework for reporting in future cycles, our progress in this report is disclosed under the six strategic focus areas that were defined and approved for 2021.

Building a values-based culture
Focusing on safe production and operational excellence
Optimising capital allocation
Prospering in South Africa's investment climate
Building an operating portfolio of green metals and related technologies
Embedding ESG excellence as the way we do business

STRATEGIC DELIVERY

It has been a very successful year in terms of delivery on our strategic focus areas. *For detailed disclosure of the performance against our strategic focus areas in 2021, see section 03 of this report (from page 89 onwards)*, but for easy navigation, herewith a concise summary of key aspects in the table below. During 2021, we revised our strategic focus area that was previously reported as "Pursuing value-accretive growth" to provide a more specific focus on our goal of "Building an operating portfolio of green metals and related technologies". This indicated our clear intention of becoming a meaningful participant in the green energy metals space which is complementary to our existing leading PGM mining and recycling operations, our latent uranium potential and newly acquired battery metals presence.

2021 strategic focus areas, status and link to area in this report

✔ Overall achievement > Steady performance and ongoing focus X More work to be done

Strategic focus area – description	2021 – what we did Strategic delivery 2021	Status	For detail on our performance in terms of this strategic focus area see the following sections:
1. Embedding ESG excellence in the way we do business	**Substantial advances made towards embedding ESG** • Progressing towards 2040 carbon neutral journey through renewable energy projects and science-based targets • Positive progress on Group's water management strategy – reporting improved water use and water quality • Inaugural ESG scorecard for LTI positively evaluated	✔	• Social, Ethics and Sustainability Committee Chairman – ESG summary • Minimising our environmental impact • Socioeconomic development • Governance in sustainability
2. Focusing on safe production and operational excellence	**Operational excellence sustained, although safety requires improvement** • Strong delivery from SA PGM operations with improved position on global cost curve • COVID-19 disruptions effectively navigated • Resulted in record annual adj. EBITDA of R68.6bn (US$4.6bn) • 88% higher adjusted free cash flow of R37.4bn (US$2.5bn)	>	• Delivering value from operations and projects • Continuous safe production • Leadership view • Optimising capital allocation
3. Building a values-based culture	**To instil an organisational culture based on CARES values and our Code of Ethics** • Future ready, enabling leadership development • Values-based decision-making for safe production and values moments • Team connect sessions continued • Code of Ethics training to Board and employees • Inclusivity focus – strides in gender equality	✔	• Continuous safe production • Empowering our workforce • Socioeconomic development

4. Optimising capital allocation	**Disciplined delivery on all constituents of capital allocation framework**
	• 2022 redeemed and 2025 bonds replaced with US$1.2bn (2026 and 2029 notes) at US$169m lower interest burden
	• Dividend of R13.6bn (US$920m) for 2021 year
	  – dividend yield of 9.8%
	  – in addition to 5% (R8.5bn/US$575m) share buyback
	• Robust balance sheet with net cash of R11.5bn (US$719m)
		✔	• Leadership view
			• Optimising capital allocation

5. Prospering in South Africa's investment climate	**Made a positive impact during 2021, and prospered** • Positive social progress – Marikana renewal project galvanising stakeholder support • Lonmin BEE structure restructured – sustainable and delivering tangible value to beneficiaries	✔	• Socioeconomic development • Empowering our workforce
6. Building an operating portfolio of green metals and technology solutions	**Green metals strategy advancing with four acquisitions to date** • Keliber Oy (Keliber) in Finland (Lithium hydroxide project) • Sandouville refinery (nickel) • Rhyolite Ridge (lithium project in the US) • New Century (tailings retreatment in Australia)	✔	• Leadership view

IR - 27

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Core Integrated report

Leadership view

Dr Vincent Maphai – *Chairman* **Neal Froneman** – *Chief Executive Officer*

CHAIRMAN'S AND CHIEF EXECUTIVE OFFICER'S REVIEW

We continue to conduct our business in a world characterised by uncertainty with a succession of formative events continuing to shape new context for our operations. While we are distressed by the human tragedy associated with the COVID-19 pandemic and the conflict between Russia and Ukraine, we are embracing how these chapters in modern history have disrupted social and economic systems, changing the course of humanity, posing an existential threat to many established industries and enhancing the relevance of many others.

We have also started to witness a secular shift in consciousness around global warming with the global decarbonisation imperative becoming the dominant factor shaping our business strategy. With the disruption to established order on many fronts, we have adapted our business strategy with agility for relevance to pressing global priorities and for effective operation in the new ecosystems that are forming.

COVID-19, war in Europe, heightened consciousness of climate change with an intensified global response and a challenging socio-economic and labour environment in South Africa are only some of the key factors in the landscape that shapes our future. We recognise that further globally disruptive events are probable as the grey elephants spoken about earlier shape the 2020s as a decade of disruption. We are positioning ourselves for resilience and success under various scenarios, and are well prepared to capture the new opportunities that are presented to grow the impact of our business.

Our commitment to people and to nature is what will differentiate us from competitors. Environmental, social and governance (ESG) and sustainability are our guiding compass in these times, and we will not succumb to expediency and ethical shortcuts that are always exposed in the long term. We trust this overview of our performance and strategy gives you confidence in our leadership to run a sustainable and future relevant group that will deliver superior returns to all our stakeholders.

We continue to benefit from our transformation in recent years, achieved through diversification – both geographically and by commodity. From a Group financial perspective, we have delivered an excellent year. Record annual adjusted EBITDA of R68.6 billion (US$4.6 billion) and 88% higher adjusted free cash flow (AFCF) of R37.4 billion (US$2.5 billion), underpinned increased returns to shareholders. Successful delivery of all other elements of our capital allocation framework exceeded expectations that we set at the beginning of the 2021 year. Our green metals[2] strategy also advanced significantly during the year, with strategic positions secured in key jurisdictions close to rapidly growing battery production markets in Europe and North America.

We have also made great strides to increase and integrate our focus on ESG embedded into a newly formulated Sustainability strategy, and to define specific core aspects that will promote strong progress on these over the short, medium and long term.

[2] We use the term "green metals" to refer to commodities that are beneficial to society through their contribution to a cleaner environment and/or are produced through production methods with lower impacts on the environment than the norm

IR - 28

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Leadership view *continued*

The global shift towards more socially and environmentally aware behaviours and policies continues to gain momentum, with emphasis on climate change. Future investment in renewable energy and other low carbon industrial activity is likely to support the prices of commodities required for the green energy economy, and especially those produced in an environmentally friendly manner, over an extended period. In particular, this includes the essential metals that Sibanye-Stillwater produces and is targeting as we position ourselves to create sustainable value through further delivery on our green metals strategy.

SAFETY

With the safety and health of our workforce of close to 85,000 people as our foremost concern, the increase in the number of fatal incidents across our operations required decisive intervention during 2021. The actions taken included an intensified focus on safety and wellbeing in order to re-energise the system and re-emphasise critical safety protocols in mid-2021 through a Group wide safe production initiative, the "Rules of Life" campaign.

An intensive programme was launched to instil a zero-tolerance approach to departures from good mining practice. This was complemented by a systematic review to ensure that conditions across our operations are, in all respects, conducive to safe operating practices. Where conditions do not allow work to be conducted safely, a clear leadership position was communicated from the highest levels that work may not continue until conditions have been rectified.

Pleasingly, this additional safety intervention was followed by consistent improvements from H1 2021 in all safety injury indicators for the second half of the year, including a 27% improvement in the Serious Injury Frequency Rate (SIFR), a 33% improvement in the Lost Day Injury Frequency Rate (LDIFR) and a 31% improvement in the Total Recordable Injury Frequency Rate (TRIFR). By the end of the year, the improvement in lagging safety indicators resulted in the Group reporting its best results in these indicators since 2013, providing strong indications for a meaningful reduction in high potential incident risk, in line with our overall focus on adherence to safety standards.

Tragically, and in direct contrast to these improving safety trends, fatal incidents persisted during H2 2021 with 12 colleagues lost during the period. In total, the Group experienced 20 fatalities during 2021, which was inconsistent with previous Group safety performance, and a significant deterioration from the nine fatalities which occurred during 2020 and six fatalities during 2019. A similar increase in fatal incidents was evident throughout the South African(SA) mining industry in 2021, with 74 fatalities experienced in total compared with 60 lives lost during 2020. This 22% year-on-year regression for the SA mining industry is mirrored by a 25% regression in fatalities in the US mining industry. The reasons for the increases in both jurisdictions are unclear, though we recognise the extended burden of COVID-19 as a mentally, emotionally and physically depleting factor. Despite these factors, we remain intent on addressing the safety challenges that we have experienced.

Industry* regression – fatalities

2021				2020			2021	2020	2021	2020
Group	SA PGM	SA gold	US PGM	Group	SA PGM	SA gold	SA Industry	SA industry	US Industry	US industry
20	6	12	2	9	5	4	74	60	37	29

* *SA mining industry statistics include Harmony Gold, Anglo American Platinum, Impala Platinum. US mining industry statistics have been sourced form the MSHA portal at arlweb.msha.gov/stats/charts/combined.php*

During the last quarter of 2021, further decisive action was taken to address the incidence of fatal safety accidents. The measures initiated by management included safety stoppages across the Group for a five-day period to enable full and comprehensive audits of all the operating areas and to re-emphasise the primary focus on safety for all employees. Subsequent to this Group wide intervention, however, a series of fatal incidents occurred towards the end of November at the SA operations, and a decision was made to suspend operations at specific shafts that had experienced high incident rates, collectively accounting for 12 of the Group fatalities for 2021. On 3 December 2021, operations at the Kloof 1 and Beatrix 1 and 3 shafts at the SA gold operations and the Rustenburg Khuseleka shaft at the SA PGM operations were suspended to address the regression in safety. In addition, the Omicron variant of the COVID-19 virus resulted in an increase in infections towards year-end which impacted the availability of supervisor and senior management at the Rustenburg Thembelani shaft. In the interests of the safety of employees, production at this shaft was also suspended. Our primary objective is to continuously reduce operational risk and the company will not hesitate to halt operations should elevated risk require appropriate remedial action.

It is also important to consider the longer term trend in fatal injuries in the context of the corporation's growth over nine years since inception in 2013. As evident in the left chart, our workforce has grown by 132% since 2013, mainly due to M&A despite intermittent restructuring of unprofitable business units. The graph clearly demonstrates that the rate of increase in terms of the number of employees in the Group has been much higher than the rate of increase in fatalities. This is reinforced by the declining trend in our three year rolling fatal injury frequency rate displayed in the right graph that shows we are moving in the right direction, inspiring us to continue on the road to zero harm.

Although we are encouraged by the fact that we are clearly doing many of the right things yielding positive results on most safety indicators, it should not in any way diminish the tragedy of losing 20 of our employees in 2021.

IR - 29

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Leadership view *continued*

Workforce vs fatalities

100
80
60
40
20
0
36
9
44
12
46
7
75
14
66
11
65
24
85
6
85
9
84
20
2013
2014
2015
2016
2017
2018
2019
2020
2021
Workforce
Fatalities

FIFR (3-year rolling)

0.12
0.10
0.08
0.06
0.10
0.11
0.09
0.10
0.08
0.11
0.09
0.08
0.07
2013
2014
2015
2016
2017
2018
2019
2020
2021
FIFR

To gain confidence in our safety strategy and safety management systems, we commissioned an independent safety review which that they are consistent with global industry standards and practices. This study was supported by the noteworthy achievement of ISO 45001 and 14001 certification or recommendations for certification across all Group operations, confirming alignment with global best practice. We also recorded some notable safety milestones including the Marikana operations achieving four million fatality free shifts and the Kloof lower section (deepest operation) was injury free for six weeks, with the SA PGM concentrating and processing section achieving 13 million fatality free shifts.

We are committed to achieving our goal of zero harm, and the milestones achieved in 2019 to 2020 at our SA gold operations, which operated without any fatalities for close to two years, suggests that this goal is achievable. Together with the progress we made and milestones achieved during 2021, we are confident that we will be able to continue down the road to zero harm, albeit requiring constant vigilance and improvement. For more information about safety, *see page 131*.

OPERATIONAL PERFORMANCE

The operational performance for 2021 was largely in line with guidance, with all the operating segments within the production guidance ranges for the year. The operating performance from the SA PGM operations for 2021 was particularly strong, with production above the upper end of the guided range and all-in sustaining cost (AISC) well below the lower end of annual guidance and lower year-on-year.

Gold production from the SA gold operations (excluding DRDGOLD) was within annual guidance, despite the safety stoppages towards the end of the year. 2E PGM production from the US PGM operations for 2021 was within the lower end of revised annual guidance, with ongoing regulatory and self imposed restrictions after the fatal accident at the Stillwater West mine during June 2021 impacting throughout the second half of the year. The US recycling business had another strong year, achieving planned throughput and generating strong cash flow through active supplier management and the drawdown of spent catalyst inventory towards the end of the year.

A more detailed review of the operational performance for 2021 is available in the *Delivering value from our operations and projects* (*see page 104*).

SA PGM operations

The SA PGM operations continued to deliver solid operating results, with 4E PGM production increasing by 20% year-on-year to 1,896,670 4Eoz (including 60,532 4Eoz of third-party concentrate treated at the Marikana smelting and refining operations). This was despite significant operational headwinds, including safety stoppages, employee unavailability due to COVID-19 and ongoing power disruptions in South Africa.

Contrary to prevailing trends across the global mining industry, ongoing cost management and higher by-product revenues offset significant inflationary cost pressures and higher royalties, resulting in AISC declining by 5% to R16,982/4Eoz (US$1,148/4Eoz) compared with 2020. Our sustained and very disciplined focus on cost has meant that we have seen our operations gradually move down the cost curve and we now have a PGM portfolio of assets that sits squarely within the second and third cost quartiles.

IR - 30

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Leadership view *continued*

The SA PGM operations generated adjusted EBITDA of R51.6 billion (US$3.5 billion) for 2021 which was 78% higher than for the previous year and four-fold higher than the total acquisition cost of these assets, a substantial return on investment.

An important announcement at the beginning of the 2022 year was a series of agreements that we reached with Anglo Platinum on the Kroondal pool and share (PSA) asset. In essence, Sibanye-Stillwater will ultimately take over control of the PSA (acquiring Anglo Platinum's 50% interest) including the rehabilitation liabilities, once we have delivered 1.35 million ounces into the PSA under the current PSA terms. The completion of the transaction also requires regulatory approvals from the Competition Commission and the DMRE.

In addition, the agreements allow for the immediate and more efficient exploitation of parts of the Rustenburg operation's orebody, from the Kroondal operation across the boundary between the operations. This ore would otherwise only have been mined from the existing Rustenburg operation infrastructure much later in the future. Of course for local stakeholders a key value is that we almost doubled the life of the Kroondal operations. This implies sustained employment and optimal return out of this infrastructure which benefits all stakeholders. For Sibanye-Stillwater we estimate that this transaction has about a R6 billion (~US$400m) value uplift for the Group.

Mining across the boundary began in 2021 under agreement with Anglo American Platinum, and from the beginning of 2022 there were about 900,000 ounces that still needed to be delivered to the PSA. Once these conditions have been fulfilled we will then take over the infrastructure and the purchase of concentrate (POC) arrangement will convert into a toll arrangement on terms similar to the current arrangements for our Rustenburg operations.

This is a transaction which has created significant value for all stakeholders in that it allows us to optimise operational flexibility and efficiency through cross boundary mining and results in the declaration of an additional 1.8 million ounces of reserves at Rustenburg immediately. This was effectively ground that could not be accessed through Rustenburg infrastructure that will now be mined through the PSA infrastructure.

US PGM operations

Mined PGM production from the US PGM operations in 2021 of 570,400 2Eoz was towards the lower end of revised annual guidance, primarily due to the ongoing impact of the rail collision safety incident in June 2021, with production of 272,099 2Eoz for H2 2021, 9% lower than for H1 2021 as a result. The implementation of rail safety enhancements following the safety incident in June 2021, has necessitated shutting down mining blocks at the Stillwater West mine, which remains constrained by Mine Safety and Health Administration (MSHA) stop orders and new operating procedures. Additionally, production from the East Boulder mine was impacted by electrical outages in December 2021 because of severe weather conditions. AISC for the US PGM operations increased by 15% to US$1,004/2Eoz (R14,851/2Eoz), primarily due to the shortfall in production and above inflation cost increases on consumables due to global logistical constraints. Increasing skills shortages in North America and high employee attrition rates have also resulted in an increased reliance on contract employment at significantly higher costs. Adjusted EBITDA for the US PGM underground operations of US$727 million (R10.8 billion) was 2% lower year-on-year as a result.

In the medium term we will continue to suffer constraints predominantly as a result of revised operating procedures post the fatal accident, which has had a significant impact on our mining efficiencies particularly at Stillwater West. This is likely to continue until we have fully installed proximity detection systems that will allow us to operate under a new procedure in that area.

Taking these developments into account in conjunction with our projections for palladium market conditions into the longer term, we are busy re-assessing the target long-term output levels for our Montana operations with an effective cost structure that will attain a leading position on the global cost curve. Pleasingly, the conclusion of a three-year wage agreement at East Boulder was inflation linked and conducive to sustainability of the operations. We appreciate the constructive engagement between the team and the unions that made this agreement possible.

PGM recycling

The PGM recycling business continued to deliver significant value despite some challenges during the second half of last year, particularly disruptions to logistics associated with COVID-19 and continued supply chain constraints affecting autocatalyst deliveries towards year-end. In addition, there was also a significantly reduced amount of vehicle scrappage that we saw during the course of the previous year due to lower new car sales as a result of the chip shortages. That meant that 3E PGM recycled production for 2021 declined by 10% to 755,148 3Eoz, with fed ounces averaging 23.8 tonnes per day of spent autocatalyst for 2021, 10% lower than for 2020. This lower throughput was however offset by a drawdown on recycling inventory from 432 tonnes at H1 2021 to 25 tonnes at year-end, enabling a release of working capital and a 16% increase in recycling 3Eoz sold to 782,552 3Eoz. Recycling inventory is expected to normalise at around 100 tonnes once autocatalyst delivery backlogs dissipate. Adjusted EBITDA of US$101 million (R1.5 billion) increased by 87% compared with 2020. This was primarily due to the higher PGM basket prices, with interest on recycle supplier advances adding a further US$21 million (R315 million), partly offsetting the impact of the operational shortfall.

SA gold operations

Moving on to our SA gold operations, under the circumstances of some very tough safety interventions, many of them self-imposed, our SA gold operations managed to sustain steady output. Production for 2021 was 27,747kg (892,087oz) (excluding DRDGOLD), which was 10% higher than the comparative period last year. The safety stoppages and significant inflationary cost pressures, in particular from Eskom, steel and chemicals, as well as catching up capital in the form of ore reserve development and sustaining capital that was underspent in 2020 as a result of COVID-19, resulted in a 7% increase in AISC (excluding DRDGOLD) year-on-year, to R831,454/kg (US$1,749).

Production from DRDGOLD was 5% higher and at 10% higher AISC. That combined with an average rand gold price of R849,703 per kilogram (US$1,787/oz), some 8% lower than last year, resulted in our adjusted EBITDA being R5.1 billion, 34% lower than achieved over the comparative period. Nevertheless, this is still an 18% adjusted EBITDA margin.

IR - 31

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Leadership view *continued*

Processing operations at Beatrix have been temporarily suspended for approximately three months from 28 December 2021 whilst rehabilitation work is undertaken on a limited portion of an active tailings storage facility (TSF). A limited portion of the Beatrix TSF requires precautionary reinforcement and buttressing work. A decision to cease deposition while this work is being completed was taken in December 2021. It is expected that this work will be completed by April 2022. During this period underground production is continuing at Beatrix with the ore being stockpiled, and we expect to be able to treat all the stockpiled ore during the second and third quarters of this year.

Wage negotiation and industrial action in March 2022

Operational and financial sustainability of our South African gold operations is of paramount importance to optimise the longer term delivery of sustainable shared value to all stakeholders. Securing an extended life of the mature gold assets is critical to sustain employment and economic activity in districts that are highly dependent on mining as well as to sustain export earnings that can avert a looming national budget deficit. Our philosophy on wage increases is therefore to retain salary cost escalation at levels close to inflation through our collective wage agreement with the unions.

Wage negotiations with organised labour at our SA gold operations commenced during June 2021 and continued into Q1 2022. Despite extended negotiations with the unions and ongoing efforts to reach agreements that are fair, in line with inflation and take the long-term sustainability of our operations into consideration, two of the unions AMCU and NUM, notified the Company of a strike, which began on 9 March 2022, with the Company implementing a lockout from 11 March 2022.

Two of the other unions who formed part of a coalition with the forementioned unions, Solidarity and UASA, unconditionally agreed to the final offer made by the Company, shortly after the implementation of the lockout. This is positive progress in the wage negotiation process, and we are hopeful that both AMCU and the NUM will soon follow suit to avoid further consequences for employees and other stakeholders from strike action that we know is not popular amongst the workforce.

On 14 March 2022, two unions, UASA and Solidarity accepted the final wage offer made by Sibanye-Stillwater on 4 February 2022. At the time this report was signed-off for printing , the SA gold strike was not concluded but the most up to date information is available on our website at *www.sibanyestillwater.com/features/gold-wage-negotations-2021*

ESG

During 2021 we defined our Sustainability strategy as a basis for our ongoing commitment to embedding ESG excellence throughout the business. Our Sustainability strategy is anchored by the United Nations Global Compact (UNGC) principles which we adhere to and align ourselves with the United Nations Sustainable Development Goals (UN SDGs).

ESG advances

Sibanye-Stillwater believes climate change to be one of the most pressing threats to the planet and a primary global challenge of our time as recognised by the Paris Agreement. As a force for good, we recognise that we have a role to play in the urgent global response to the threat of climate change. To support our aims, we have largely aligned our governance strategy, risk management and targets across the group with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD). In 2021 we outlined our path to achieving carbon neutrality by 2040 in advance of the requirements of climate science. Over the last year we have refined our pathway in supporting interventions and have grown in confidence in our ability to deliver on this ambition. These actions are in addition to the environmental role we play through the green metals portfolio we are building to contribute to the reduction of greenhouse gasses and reversal of climate change; progressing the delivery against SDG 13.

Relaxing of regulatory requirements and anticipated ability to trade electricity in South Africa has allowed us to grow our portfolio of renewable projects to 557MW including solar and wind projects. We have appointed a local project developer for our SA gold 50MW solar PV project and two local project developers for three shovel ready wind projects across South Africa. Steady progress is also being made in the permitting consents required for our SA PGM solar project. These projects have been structured to limit capital outlay whilst enabling significant decarbonisation and savings benefits.

We have made outstanding progress on water demand and intensity. During the year, we have been recognised by external parties for our ESG efforts and these include the 'A-' rating achieved for our maiden participation in the CDP for water security risks and opportunities, as well as a 'B'rating for carbon-related disclosures.

KELIBER
KELIBER
www.keliber.fi

Keliber charging station at Kaustinen in Finland

IR - 32

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Leadership view *continued*

Sibanye-Stillwater has been readmitted to the FTSE Russell for Good index as well as Bloomberg Gender-Equality Index (GEI). The Group is one of 418 companies globally (and one of only nine South African companies), across 45 countries and regions representing a variety of sectors, which qualified to be included in the GEI recognising how we contribute to gender and diversity, the ultimate aim of the UN SDG 5 and 10. In March 2022, the Group also appointed its first two female Executive Vice Presidents (EVPs) to senior management – both promoted from their internal positions.

On the social front, we have made encouraging advances as well. We have launched a programme that is called the Marikana Renewal sponsored by Archbishop Thabo Makgoba of Cape Town as the patron. This is a structured programme that calls for all stakeholders to come together to achieve renewal and restitution. Our approach is based on an African concept of circles of conversation which we call the Letsema engagement process, effectively calling for all stakeholders to come together and collectively shape the new legacy of Marikana.

When we took over Lonmin (Marikana), we made commitments to the families involved in the tragedy. This included speaking to all the widows to acknowledge their pain; where possible, finding restitution and closure for them; and ensuring that they all received houses that had been promised.

We also acknowledged that compensation from government had only been disbursed to the 34 widows whose husbands died at the hands of the state and to people who were injured or wrongfully arrested. There are ten widows who have not found closure and restitution purely because their cases are at various stages and the wheels of justice are grinding slowly. We have committed to support the pursuit of justice for these ten widows and their families, and we will work together with like-minded institutions, NGOs and the legal fraternity to achieve this.

We have also set up a 1608 Memorial Trust which we established when we took over Marikana, and we have enhanced that. We have ensured that it is fully endowed to see through all 139 beneficiaries until they finish their education including to a tertiary level for those who qualify. We are inspired by the positive impact of our efforts, such as one of the children impacted by the Marikana tragedy, Mandla Yawa, who graduated with his PhD in Agriculture during 2021. There are a further ten graduates that have come through the system.

For more information, see the Performance sections in this report on our successes, as well as our challenges as we strive to embed ESG.

THE BOARD AND GOVERNANCE

Reflecting on key governance developments and activities of the Board during the reporting period: the composition of the Board has remained consistent apart from the appointment of Sindiswa Zilwa which came into effect on 1 January 2021, bringing the proportion of female directors to 31% of the total and further enhancing the constitution of the Board.

Pursuant to good corporate governance and oversight of our business strategy, Sibanye-Stillwater's Board of Directors established a Board Investment Committee (BIC) in February 2021, to discharge a pivotal role in guiding and overseeing the allocation of capital and the Group's investment activities. It has proved effective in providing additional scrutiny over proposed acquisitions by the Group.

The Board has provided oversight and support of the refreshed strategy, which it sees as progressive and dynamic. Furthermore, the Board supports an ethical culture underpinned by the Group's stated values and governed by its Code of ethics.

The Board and Board committee meetings had 100% attendance from the members throughout the year, an illustration of the commitment of the Group's directors. For more about governance and the board's activities during the year, *refer to Corporate Governance and Detail about Board committees.*

STRONG FINANCIAL POSITION AND CAPITAL ALLOCATION

The Group delivered another record financial performance for 2021, with revenue of R172.2 billion (US$11.6 billion) and adjusted EBITDA of R68.6 billion (US$4.6 billion), respectively 35% and 39% higher than for 2020. Record profit attributable to shareholders of Sibanye-Stillwater of R33.1 billion (US$2.2 billion) and adjusted free cash flow (AFCF) of R37.4 billion (US$2.5 billion), underpinned increased returns to shareholders. This was complemented by successful delivery of all other elements of the Group's capital allocation framework exceeding expectations that were set at the beginning of the year.

As a result of the strong financial performance, the Group ended 2021 in a robust financial position, with the balance sheet reflecting a net cash position of R11.5 billion (US$719 million), despite significant returns to shareholders and investment in high return projects to secure the sustainability of the business. The improved financial position and favourable interest rates enabled the settlement of the 2022 notes while the 2025 notes were replaced with the new 2026 and 2029 notes, raising US$1.2 billion on significantly better terms and lower coupon rates.

Cash and cash equivalents increased to R30.3 billion (US$1.9 billion), well above the R20.0 billion reserve position defined in the capital allocation framework, which together with borrowings at the end of 2021 of R20.3 billion (US$1.3 billion), resulted in the Group ending 2021 in a stronger net cash position than the previous year. On a trailing 12-month basis, adjusted EBITDA increased by 39% to R68.6 billion (US$4.6 billion) resulting in an improved net cash: adjusted EBITDA ratio of 0.17x compared to 0.06x at the end of 2020.

The Board approved a final dividend at the upper end of the 25% to 35% dividend pay-out range as per the Group dividend policy for 2021 of R5.3 billion (US$342 million) (187 SA cents per share/48.68 US cents per ADR), resulting in a substantial R13.8 billion (US$907 million) (479 SA cents per share/125.89 US cents per ADR) total dividend for 2021. This is equivalent to a 9.8% dividend yield at the closing share price of R49.10 at 31 December 2021.

The approximately R8.5 billion (US$575 million) share buyback programme for 5% of shares in issue at an average purchase cost of R57.57/share (compared with the closing price on 1 March 2022 of R75.00/share), further enhanced shareholder returns for the year. Total value accruing to shareholders for 2021 amounted to a substantial R22.3 billion (US$1.5 billion), consistent with Sibanye-Stillwater's commitment to create superior value for all stakeholders.

In line with the Group commitment to embedding ESG excellence and being a Force for Good, the capital allocation framework has been extended to include ESG capital investments as a third constituent of the "stakeholder shared value" component of the framework. We firmly believe that in addition to returning cash to shareholders in the form of superior dividends, appropriate ESG capital investment is likely to deliver additional sustainable shareholder value. We will provide more detail on the projects selected for capital allocation once they have been prioritised.

IR - 33

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Leadership view *continued*

The Investment Committee of the Board reviewed and approved the major capital allocations in terms of our capital allocation framework which guides strategic capital allocation.

PROJECT CAPITAL
CASH RESERVES
STAKEHOLDER SHARED VALUE
DEBT MANAGEMENT
SHARE BUYBACK
OTHER

- Investing in value accretive operational sustainability
- Approved SA project capital – c. R6.3bn (2021 total c. R845m)

- Cash reserves of R30bn exceed targeted R20bn
- Provides flexibility and optionality

- R13.8 billion dividends declared for 2021
- Returning cash to shareholders – repeatable, predictable policy – 25-35% of normalised earnings
- **Equivalent of 1.5% of declared dividends to be invested in social upliftment projects**

- Debt restructured on more favourable terms; improved credit rating
- Net cash: adjusted EBITDA of 0.2x despite significant returns to shareholders
- Robust financial position provides flexibility

- 5% Buyback completed in 2021 – R8.5bn (US$575m)
- Less dilution – move from share to cash settled share incentives
- Odd lot offer concluded in January 2021

- Four battery metals transactions since February 2021
- **BioniCCubE – new innovation and market development fund (R&D fund) approved – allocated of up to 1.5% of EBITDA**

LOOKING TO THE FUTURE

Our Strategic Refresh

Our executive and board annually review our strategy to ensure that it is fit for purpose and future focused. Our recent strategic review has resulted in an evolution of not only our strategy, but also our vision and purpose.

Our purpose has evolved, from "our mining improves lives" to "to safeguard global sustainability through our metals and energy solutions". The vision has also been slightly refined to "be a leader in superior shared value" and we have introduced the words "for all stakeholders". Our CARES values, commitment, accountability, respect, enabling and safe production have been consistent since 2013 and remain our values. And finally "embedding ESG excellence", which was a focus area of our strategy in 2021, has evolved to "ESG and shared value" as part of our strategic foundation.

Most of the elements in the 2021 strategy and prior to that have been reclassified as strategic essentials in the evolved 2022 strategy, with previous targets of strategic deliverables now considered non-negotiable. In the next section of this report, we provide detail of how we successfully delivered against each of our strategic focus areas for 2021 (*see page 27*); generally, the Group performed well, successfully delivering according to the targeted outcomes of each of the previous strategic focus areas.

In terms of our strategic essentials, most critically, we have to ensure the safety and wellbeing of employees – that is a non-negotiable. We have to prosper and flourish in every region in which we operate – again, that no longer has to be a strategic target, it is a non-negotiable imperative. Achieving operational excellence, which was a very important part of our previous strategy, is now also a given – that has to continue, as does optimising long-term resource value. Maintaining a profitable business and optimising capital allocation are sound management practices. Our strategic essentials are therefore the non-negotiable basics that we will continue to focus on and sustain at the highest levels of excellence as the basis of class-leading delivery from our operations.

So, while the revised strategy still incorporates our previous strategic focus areas as strategic essentials, the incorporation of strategic differentiators represents meaningful augmentation enabling pursuit of our strategic trajectory. These are the new strategic aspects that we regard as the hallmarks of a distinctive and progressive corporation in the global resources sector.

First of all, while ESG excellence continues to be reflected as a critical element in our strategic foundation, we recognise the need to extend ourselves to become recognised as a "Force for Good". While many companies refer to force for good in their strategies, based on our purpose and our vision, it should be apparent that the underlying substance behind being recognised as a force for good has been the essence of our business model since inception.

IR - 34

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Leadership view *continued*

A further element, building a unique global portfolio of green metals and energy solutions that reverse climate change is something that we believe will differentiate us from our peers. We have a very substantial PGM business including substantial green production from our recycling business that is likely to be instrumental in the future hydrogen economy and are building a unique combination of battery metals.

We have to become more diverse and inclusive, and having our people work in harmony with advanced technology and artificial intelligence requires us to become bionic. While pursuit of diversity, equity and inclusion by addressing ingrained practices, enshrining human rights and tolerance in our operating practices and securing the required shift in operating culture is a strategic essential, we firmly believe that technological advance is a critical differentiating enabler of diversity and inclusion.

And finally, we believe that being an instrumental participant in pandemic resilient ecosystems is critical to thrive in the context of increasing global disruption and change, well positioned to capture the new business opportunities that will arise. Whether it is the ecosystems at our mine sites or the value chain ecosystems for the commodities and energy solutions that we are involved in, coherent and cohesive partnerships are critical to create a stronger shared future and be robust to periods of intense disruption. In the previous strategy section in this report, we have laid out all these aspects of our expanded vision. the purpose and the refreshed strategy (*see page 23*). The matrix below shows you that every grey elephant is covered by at least two of our strategic differentiators, demonstrating that the environmental scan and the refreshed strategy take account of these and put us on the front foot.

	Grey elephants							
STRATEGIC DIFFERENTIATORS	**Pandemics**	**Ageing**	**Angry planet**	**Inequality**	**Big squeezes**	**Angry people**	**Multi-polarity**	**Intelligent advances**
Recognised as a force for good	●	●	●	●	●	●	●	●
Unique global portfolio of green metals and energy solutions that reverse climate change			●		●	●	●	●
Inclusive, diverse and bionic	●	●		●	●	●		●
Instrumental in building pandemic-resilient ecosystems	●		●	●	●		●	●

Metals outlook

We continue to track the supply and demand fundamentals of critical metals and we will only provide you with a high level view of longer term implications that inform our strategic positioning in this summary. Greater detail on market trends is provided in the later section discussing the external environment.

We believe PGM demand will remain well supported well into the 2030's. Increasing overall automotive demand and higher catalyst loadings to meet increasingly stringent emissions requirements are likely to sustain strong demand for PGM's even with increasing adoption of alternative powertrains. Growth in heavy duty fuel cell electric vehicles will also underpin PGM demand. And in the longer term the hydrogen economy will potentially provide another demand underpin post 2030.

Current forecasts of penetration rates of battery-electric vehicles (BEV) into the global automotive sector, are in our view substantially overstated, largely because it is not feasible for the supply of critical commodities to ramp up fast enough to meet the projected demand. While we recognise that decarbonisation targets and a shift from internal combustion engine (ICE) vehicles is being legislated in many jurisdictions, and the forecasts are driven by this expectation, alternative pathways to decarbonisation will need to complement the adoption of electric vehicles. For these reasons, we expect ICE vehicles to have longevity beyond the expectations of many commentators. So in our view, the long term outlook for PGMs remains constructive and robust.

As mentioned above, forecasts for electric vehicle penetration into the global auto sector have become increasingly aggressive although our projections suggest that the supply of critical commodities will be unable to match the growth in associated demand. While battery chemistry is rapidly evolving to suit the requirements of distinct automotive applications, lithium and nickel are expected to continue as the most critical metals. We are also cognisant of the requirement for battery precursors produced from preferred geological settings enabling green production with a low embedded carbon footprint. The deficit in lithium hydroxide that is already evident in 2021 is set to deepen substantially and nickel sulphate as a critical battery precursor is in increasingly short supply. Despite current elevated lithium and nickel prices, we have confidence that substantial upside remains in this battery metal price cycle.

For more information, *see page 38* onwards for the *2021 performance* and *outlook* of these metals.

IR - 35

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Leadership view *continued*

Building a green metals portfolio

During 2021, in fulfilment of our sustainability strategy, we reconceptualised our battery metals growth intentions previously presented as a fourth sigmoid curve to become part of an integrated portfolio of green metals[3]. This is intended to reflect our unique positioning in the global resources industry to meet requirements for a low carbon and clean environment.

In addition to the newly emerging metals required for automotive and stationary energy battery storage applications, PGM's have been long recognised as key contributors to a clean environment with growing relevance in a renewable energy economy. With intermittency of renewable supply limiting penetration into the energy mix without long duration high capacity storage, uranium is now starting to be recognised in the scientific community as a credible source of green baseload electricity that will be a necessary part of a decarbonised energy mix. Our portfolio of metals is complemented by increasingly green production through recycling and tailings retreatment. Including gold, our ultimate aim is to build a comprehensive portfolio that is robust to global dislocations to promote sustainability and contribute to the reversal of climate change.

We will also strive to secure appropriate integration into the new regional clean energy ecosystems that are at a formative stage, particularly in Europe and North America. Our innovation and market development investments described later on are designed to secure concerted, active involvement in downstream green energy solutions.

GREEN METALS
3 Li Lithium
28 Ni Nickel
27 Co Colbalt
29 Cu Copper
25 Mn Manganese
Recycling
79 Au Gold
92 U Uranium
Tailings retreatment
DRDGOLD LIMITED
NEW CENTURY RESOURCES
PGMs
46 Pd Palladium
78 Pt Platinum
45 Rh Rhodium
77 Ir Iridium
44 Ru Ruthenium
FUTURE GREEN ENERGY

Significant progress was made advancing our green metals strategy during 2021, with a series of transactions announced during the second half of the year following the acquisition of an initial 26.6% holding in the Keliber lithium project during September 2021. These transactions represent the outcome of two years of careful market analysis and engagement in our strategic path towards building a climate change resilient business, enabling further international growth in high quality and strategic assets that are set to deliver substantial future value and earnings diversification. These acquisitions or proposed acquisitions included the Sandouville nickel refinery, a direct 7% stake in ioneer and a proposed 50% JV with ioneer on its Rhyolite Ridge project and a stake in New Century, an international tailings retreatment expert. Together with our existing leading PGM business, these acquisitions put us on track to compiling a very significant green metals portfolio.

We are also advancing our uranium strategy which was communicated during the year – uranium is associated with and has been produced as a by-product of gold mining for years and we are defining how best to realise the value of the substantial uranium resources we own in South Africa. Nuclear energy is an alternative to carbon based energy sources such as coal, oil and gas and due to its low carbon emissions, is increasingly being considered by scientists and other stakeholders as a green source of energy, with uranium classified as another green metal.

[3] As noted previously, we use the term "green metals" to refer to commodities that are beneficial to society through their contribution to a cleaner environment and/or are produced through production methods with lower impacts on the environment than the norm

IR - 36

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Leadership view *continued*

We have augmented our existing tailings retreatment investment in DRDGOLD through the acquisition of New Century, which complements our leading PGM recycling business, which we are currently looking to develop further, advancing our strategic positioning in the circular economy, all of which will position us to continue creating value through our favourable exposure to the energy transition and future green economy as a force for good.

Our Mergers and acquisitions approach is not purely driven by value and strategic considerations. When undertaking due diligence, we also evaluate whether the target conducts its business in an ethical and responsible manner for the benefit of all its stakeholders in line with our ESG standards and policies. These factors are also part of the consideration by the Investment Committee, whether to pursue or reject a proposed transaction.

R&D, innovation and market development

The Board has approved a new fund, the "BioniCCubE" to foster research and development of new innovation/technologies and market development, by investing in and leveraging strategic partnerships. This will support the company on our path to embracing digital technology and becoming a climate change-resilient business as a leading supplier of green metals and energy solutions. BioniCCubE will operate as a closed end fund, fully financed by Sibanye-Stillwater with a capital budget of up to 1.5% per annum of Group adjusted EBITDA for appropriate investments.

Two initial investments have been made by the Group:

- Glint Pay Ltd. (Glint – glintpay.com): Glint is a fintech company, based in London, Boulder (US) and Tokyo, that uses gold as an alternative global currency to enable its clients instantly to buy, sell, save, spend, and send their physical gold and other currencies, through the Glint Mastercard® and Glint app. Glint offers no credit facilities, it allows users to transfer, receive and save real gold, which is secured in Brink's vaults in Switzerland. The partnership with Glint enables Sibanye-Stillwater to support new end markets for gold on an innovative, digital and highly regulated platform, backed by physical gold supervised by a world-class regulator in Switzerland.
- Verkor S.A. (Verkor): Verkor is a French industrial company that has the support of the Renault Group, Demeter, EIT InnoEnergy Groupe IDEC, Schneider Electric, Capgemini, Arkema and Tokai COBEX. Verkor intends to ramp up low-carbon battery manufacturing facilities in France and southern Europe to meet the growing demand for electric mobility and stationary battery storage in Europe. Verkor's first Gigafactory will be built at the port city of Dunkirk (Hauts de France), with first delivery of low-carbon high performance batteries for electric vehicles planned for July 2025. Initial manufacturing capacity of 16GWh in 2025 is expected to expand to 50GWh by 2030.
- Sibanye-Stillwater has made a strategic EUR25 million investment in Verkor through a new convertible bond issuance. This strategic investment will pave the way for further technical and commercial cooperation between the Group and Verkor, with the timeline for the Keliber lithium project, the Sandouville extension to target specific nickel battery metal products and Verkor's first Gigafactory largely in sync.

The global shift towards more socially and environmentally aware behaviours and policies continues to gain momentum, with emphasis on climate change. Future investment in renewable energy and other green industrial activity is likely to support demand for commodities required for the green energy economy, especially those produced with minimal negative environmental and social impacts. In particular, this includes the essential metals that Sibanye-Stillwater produces and is targeting as we position ourselves to create sustainable value through further delivery on our green metals strategy.

GRATITUDE

We salute and thank our close to 85,000 colleagues and contractors across the Group – these individuals together with our stakeholders enable us to move forward, overcome challenges and work together to a better future.

In addition, we would like to thank members of the Board and the Executive Committee for their leadership, guidance and tenacity to pursue strategic value delivery.

Vincent Maphai

Dr Vincent Maphai
Chairman

NEAL FRONEMAN

Neal Froneman
Chief Executive Officer

22 April 2022

IR - 37

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Core Integrated report

Managing our risks and opportunities within the external environment

OUR APPROACH

Our strategy is geared toward managing the changing risks and opportunities of our operating and business environment. Our risks and opportunities, therefore, are contingent on a dynamic global business and local operating environment that constantly evolves.

Risk management is an integral part of our strategy and our risk management culture is integrated and embedded into all our operations as well as new acquisitions and projects. In line with risk management best practice and guidelines, we have a dedicated Risk Committee, risk management policy, Risk Management charter / Terms of reference and a Risk Management Framework. Our enterprise risk management (ERM) framework follows the principles outlined in best practice standards, including ISO 31000, COSO (Committee of Sponsoring Organizations of the Treadway Commission) and King IV, which position risk as a key area of governance. Our ERM process undergoes an annual independent review (currently done by PwC) against ERM frameworks and best practice.

Our Group Strategic Risk Register outlines our top strategic risks with extensive detail on triggers, underlying vulnerabilities, consequence and mitigating strategies. We also have Segment strategic risk registers for each of our operating segments (SA PGM, US PGM and SA gold) highlighting the top risks impacting each operation with extensive detail.

Risk appetite and risk tolerance levels have been defined for our key risk areas of safety, health, environmental, human resources, business plan delivery, financial stability, regulatory and legal compliance, ethics and corporate governance.

Our Risk Committee oversees risk management on behalf of the Board, which has ultimate oversight responsibility over risk management. Implementation and execution of effective risk management has been delegated to management. (*See Corporate governance, pages 18 and 20.*

SAFE QUALITY DRILLING
S.Q.D
SQD 238

IR - 38

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

Our risk management process		Governance structures involved
ESTABLISHING THE CONTEXT	• Review and update strategic and operational goals • Review operating environment and how it impacts the business • Review our risk appetite per strategic risk category • Set and approve risk tolerance levels • Review and update the impact matrix • Review and update the role and responsibility matrix	C D E
IDENTIFY	• Implement risk management processes in line with the ERM framework – occurs daily at the operational and business units • Identify threats or opportunities to strategic goals • Scan internal and external business and operating environment for new risks • Compile risk register – by function for group, operating segment, operations, service departments and/or business units	A B C
ANALYSE AND EVALUATE	• Interrogate risks to understand root causes and consequences to strategic focus areas • Assess the likely severity and likelihood of risks • Rank risks according to severity and likelihood • Assess and prioritise mitigation	A B C
ASSESSMENT AND TREATMENT	• Identify current controls • Develop further enhancement plans and implement controls • Monitor adequacy of controls	A B C ###
REVIEW REPORT AND MONITOR	**Roles and responsibilities matrix:** **Executive management:** • Responsible for overall risk governance, for managing and monitoring success of controls and mitigation plans, and for determining whether risks are within the limits of our risk appetite • Participates in annual strategic risk workshop; reviews risk register; conducts risk analyses, e.g. PESTLE • Is supported by corporate strategy and group risk management functions • Reports to the Risk Committee **Risk Committee and Board:** • Reviews twice a year priority risk registers submitted by executive management • Assesses and approves Group risk appetite and tolerance levels annually All levels of management, outside formal review cycles, are responsible for monitoring and responding timeously to risks and material developments.	B C D E

Governance structures involved

- **A** At operating level, business units and group level
- **B** Risk management function
- **C** Executive management
- **D** Risk Committee
- **E** Board

IR - 39

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

Risk appetite and tolerance

Risk appetite is a statement of the level of risk that we are prepared to tolerate in achieving our goals. Our risk tolerance framework represents a control framework using key risk indicators to ensure we remain within our risk appetite. It provides granularity on triggers for remedial action where our risk threshold is at risk of being exceeded.

Risk appetite statements and risk tolerance levels are presented to the Board annually for approval. Strategic risks (as per our strategic risk register) are monitored and managed in real time against set tolerance levels.

In our business as a supplier of precious and green metals and related technologies, there are multiple factors subject to uncertainty and that may affect both the quantum and the cost of production. We are prepared to conduct mining operations where there is a relatively high degree of uncertainty through factors outside our control, such as the potential for regulatory change, reliability of bulk infrastructure, and socio-political stability, provided this can be justified in terms of the commercial returns to be realised.

We do not generally take steps to mitigate commodity price or exchange rate risks to financial delivery expectations unless a failure to do so would place the sustainability of operations in jeopardy. To compensate for these risk exposures, we tightly manage factors within our control, such as advance technical knowledge and the availability of critical expertise and skills, consistent with the cost and practicality of doing so, to remain within a moderate to high risk appetite for variability in production and financial delivery from our operations.

Our competitive advantage and growth prospects depend on bold leadership moving decisively towards strategic goals. To ensure boldness does not become rashness, we invest in leading intelligence for understanding the dynamics of the commodity markets we are active in or contemplate entering; and we do intensive due diligence on productivity and cost structures. Large acquisitions, or major organic growth projects, are kept within a moderate risk appetite.

Further, we take a low-risk position on use of financial instruments, keeping leverage, indebtedness and liquidity at prudent levels.

In broad terms then, with respect to risks that may compromise ESG performance, we have a low risk tolerance. This includes safety, health, environmental, regulatory and legal compliance, and ethics and corporate governance. And similarly, for financial sustainability we have a low risk appetite.

For business plan delivery, we are prepared to conduct mining operations within a moderate to high risk appetite for variability in production and financial delivery from our operations.

EXTERNAL ENVIRONMENT FOR OUR BUSINESS AND OPERATIONS

Developments in the external environment

Sibanye-Stillwater takes a long-term view on metal prices, committing to a basket of minerals that support the transition to a greener economy. In 2021, the chip supply disruption to the automotive industry temporarily affected palladium, platinum and rhodium prices, although metal supply concerns early in 2022 arising from Russia's invasion of Ukraine led to deficits.

While we expect increasing overall higher automotive sales and higher PGM loadings to balance out the transition from ICEs (internal combustion engines) to EVs (electric vehicles) over the 2020s, declining PGM demand for ICE applications could start to be anticipated as we move through the 2030s.

We expect this to be somewhat offset by growth of hydrogen power, which needs PGMs for production (converting electrons to hydrogen) and end-use (converting hydrogen to electricity), although this implies a significant shift in the basket of required metals.

As part of the switch to green energy and electric vehicles, we foresee battery metals becoming increasingly important and hence our acquisitions in that direction. Our further exposure to battery metals provides some cover should the switch to hydrogen power fall short of expectations. The pivot to green metals is key to managing strategic risk through diversification.

Another key element is our focus on ESG. In the current environment there is enormous pressure from investors, governments, local communities and global lobby groups for mining operations to meet the highest ESG standards and to reduce safety and health risks to near zero. And in this context one of our main risks is reputational risk, with many of our stakeholders acutely aware of the harm caused by mining, but less aware of the important role mining plays in world civilisation.

We do not foresee this level of scrutiny changing and in fact our expectation is that more will be demanded of us in the years to come: more transparency and more control over key factors like safety and environment. Our strategic focus area of embedding ESG excellence as the way we do business meets this risk head-on, by burnishing our reputation in the market as a global ESG leader in the precious metals industry. And here is not only risk to be mitigated but also opportunity to be converted.

As civilisation moves away from fossil-powered energy to cleaner forms (i.e. wind, solar, hydrogen, battery and nuclear), it will increasingly rely on certain metals to support this transition, e.g. lithium, uranium, and PGMs for hydrogen energy. Hence our focus on green metals.

In South Africa our reputational risk is not only around environmental concerns, but also socio-political ones. Given the high levels of unemployment, inequality and poverty, communities and broader stakeholders have increasing expectations regarding the social impact of mining. We would therefore need to commit to doing things differently, as well as consider expectations to maintain our social license to operate. And our best reputational risk mitigation strategy is to sincerely commit to improving lives and improving value for stakeholders.

Our mining directly supports around 80,000 people in southern Africa; and indirectly supports up to a million. Our contribution to the fiscus helps government pay social grants to millions more. With South Africa having a high unemployment rate, we are a meaningful hope of formal employment and a career path towards higher levels of prosperity. Further, in a country like South Africa that is desperate for examples of success and collaborative acts of corporate excellence, we offer hope, professional pride and patriotism. While we acknowledge that mining is inevitably intrusive on the environment, concerns about this should be balanced by the value of a world-class engineering operation that invests in workforce productivity and provides jobs to tens of thousands.

While we presented earlier in this report the grey elephants that we regard as the driving forces in the global environment that will shape the next decade, we also acknowledge more immediate and specific drivers that we consider in developing our corporate strategy. These are presented with an appropriate level of granularity on the following pages.

IR - 40

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

Material influences in our external business environment

COVID-19

The COVID-19 pandemic continued to follow its course globally throughout 2021 with the regular emergence of new variants and the introduction of vaccination representing significant developments. Most countries have substantially relaxed restrictions during the course of the year, with the number of cases escalating while hospitalisations and deaths have substantially declined. This has permitted a continuation of global economic recovery and social normalisation although economic activity has not yet been restored to pre-COVID levels. China has maintained a stringent zero COVID policy with measures having to intensify to contain the more transmissible Omicron variant, with resulting risks of negative impacts on economic activity in a key market. COVID precautions have been maintained in force at our mine sites with some disruption to operations being experienced throughout the year, though much less than during 2020, mostly as a result of travel challenges that arose for our employees returning from breaks taken in their district of origin.

Impact	Our strategic response	Related risks	Related opportunities
The COVID-19 pandemic continued to have profound impact on our operations and business during 2021. In addition to operational disruptions with the associated safety implications representing a major concern, supply chains globally continued to experience major disruption affecting the markets for our commodities.	We have continued to apply COVID-19 protocols and embraced new ways of working in line with digital first principles to promote effective and efficient operations with remote working established as a long-term arrangement. With the majority of our workforce vaccinated, with our medical facilities in South Africa made available for vaccination of employees and family members, and with COVID-19 seemingly on a pathway to becoming endemic enabling the relaxation of restrictions, the risk of disruption to operations has subsided. We are also witnessing a steady recovery in automotive manufacturing volumes as supply chains normalise with potential for rebound to satisfy pent-up demand.	1 4 Refer to pages 58 and 61	2, 6 7 Refer to page 68

OUTLOOK

Although COVID-19 restrictions are steadily being relaxed globally with vaccination representing the most significant weapon in mitigating impact, we recognise lingering risks of operational and business disruption. We will continue to support measures to limit the spread of the virus, including vaccinations in order to prevent further waves and limit the risk of new variants. Despite the severity of the disease subsiding, economic activity is still being curtailed in countries that continue to pursue a zero COVID-19 strategy, with resultant dampening of commodity markets.

While the direct effects of the COVID-19 pandemic are now much diminished, the experience has accelerated many trends with increasing environmental and social consciousness increasingly coming to the fore. Global decarbonisation is now more prominent with implications for more rapid introduction of alternative vehicle powertrains and newly adopted social practices and work arrangements are likely to be retained where they contribute to improved efficiency. The recognition of global supply chain vulnerability has also resulted in a significant realignment with the importance of secure regional supply chains increasingly recognised. This is creating opportunities for establishing reconfigured integrated mine to mobility value chains.

As per the *Our purpose, vision, strategy and values section*, COVID-19 is a grey elephant and the pandemic was a catalyst agitating and amplifying several other grey elephants (inequality, angry planet, big squeezes, angry people and multi-polarity). We have responded by refreshing our strategy and maintaining the agility to be future ready for developments.

IR - 41

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

CLIMATE CHANGE

Among the series of global challenges that characterised 2021, climate change remains critical, with increasing recognition that unabated carbon emissions will lead to looming disaster for planet earth. Increasing carbon levels in the atmosphere have already changed average global temperatures to new records with the trend set to continue. The global will to pursue decarbonisation was galvanised through COP26 in Glasgow with new, more stretching commitments made by participating countries to constrain global warming within 1.5 degrees Celsius. This has already led to an accelerated adoption of low carbon technology in energy generation and transportation globally with fundamental shifts from fossil fuels to renewable energy.

Impact	Our strategic response	Related risks	Related opportunities
Natural gas is becoming more accepted as a lower carbon alternative to other fossil fuels with renewable electricity generation with increased bulk energy storage and nuclear becoming the credible green baseload options. The European Union is considering whether to include natural gas and nuclear power as part of its sustainable finance taxonomy. Similarly, China, in its official policy statements characterises nuclear as green energy. In addition, the introduction of alternative electrified transportation powertrains is starting to accelerate with an increasing number of national commitments to phase out new vehicles with internal combustion engines during the 2030s. As the world transitions to green power, global commodity requirements are expected to evolve with the demand for green metals rising exponentially. An International Monetary Fund (IMF) working paper estimates that, if the world is to meet the net-zero target by 2050, then we need to make up a two-thirds supply gap for graphite, cobalt, vanadium and nickel; and a 30-40% supply gap for copper, lithium and platinum. While highly location-dependent, changes in local climate are unpredictable and the risk of severe weather events is increasing. This will have an impact on issues such as water security as well as cause potential disruption to operations due to adverse weather events such as flooding and storms.	Our green metals strategy is one of our main strategic responses to climate change. We are dedicated to being part of the solution, to providing the metals for cleaner mobility and cleaner energy supply. Further, we recognise that whatever the impact of climate change, the environmental movement is on the rise and will continue to put pressure on industry to reduce pollution and waste. For example, in March 2020 the European Commission adopted the Circular Economy Action Plan (CEAP), to improve sustainable consumption, reduce waste in the supply chain, and minimise resource use. Recycling and tailings re-processing are key aspects of our business model to enter the circular economy. We also continue to update our planning to cater for resource security at all our operations, especially water, in the context of the local climate impacts of climate change, as well as our planning to cater for adverse weather events.	3, 6 Refer to pages 60 and 63	1, 3, 5, 7 Refer to page 68

OUTLOOK

We expect the global emphasis on combating climate change to steadily intensify over forthcoming years. While climate change threatens several traditional commodities and especially fossil fuels, it also presents major opportunities for the resources industry, who will gain from investing in commodities of future relevance and new low-emission energy solutions, with recycling and the circular economy becoming ever more critical. A decarbonised economy is likely to involve even higher demand for commodities than the traditional transportation and energy systems creating a secular shift in the basket of commodity requirements and a major resources boom spanning a decade or more. The impracticality of ramping up the supply of critical commodities, such as lithium among others, rapidly enough may require alternative low carbon technologies to be developed and adopted.

IR - 42

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

STAKEHOLDER EXPECTATIONS

There is an ever-increasing expectation on large companies to conduct their operations and their business with the utmost responsibility and create positive social and economic outcomes. Mining is particularly scrutinised for its environmental and social impact due its intrusive nature on the environment and society. While there are different social and environmental priorities in different jurisdictions, investors and stakeholders expect multinationals to operate to the same high standards no matter where in the world they operate. There is a steady increase in responsible investment funds that are adopting various forms of rating to allocate investment with increasing recognition that superior sustainable investment returns are generated from corporations that subscribe to high ESG and sustainability standards.

Impact	Our strategic response	Related risks	Related opportunities
Demonstrating ESG excellence has become a critical business imperative. Shareholders are increasingly prioritising investment into corporations with strong ESG and sustainability credentials based on recognition that they will produce superior returns over the longer term. This requires intensive focus with appropriate resourcing and budgets to address all the critical dimensions of relevance to our stakeholders. ESG therefore represents both a risk and an opportunity depending on the corporation's strategic response. Mining companies who prove their ESG credentials are also better positioned to raise equity and debt financing on favourable terms. And there are growing opportunities to access green financing, e.g. through the World Bank's Climate-Smart Mining Initiative and the IMF's green financing initiatives.	Our vision, values and strategy supported by our Umdoni tree underpin our commitment to responsible mining and making a difference for all stakeholders through our business activities. Refer to *Our purpose, vision, strategy and values section, page 23*. Our green metals strategy is particularly relevant here. It must be noted that we are committed to recycling and the circular economy. Two examples are our PGM recycling business in the US and our equity interests in DRDGOLD and New Century, whose tailings recycling includes dedicated environmental clean-up and rehabilitation operations. We intend to increase the scope of these operations significantly. We have signed up to various ESG indices that relate to our business; putting resources and focus on meeting their requirements. (See *Embedding ESG Excellence, page 174*). We continue to monitor priority ESG issues that are coming to the fore globally and also understand from our stakeholders through intense engagement what is of greatest concern to them. We assign focused attention on managing our performance in all of these areas. We are exposed to capital markets in the US and Europe, with their increasingly firm stance on ESG and sustainability. Our position is that we follow these high standards and present ourselves as a trusted partner in new green supply chains. We tend to follow the values, culture and standards of western-based multinationals. Our listings (on the JSE and NYSE) commit us to these standards. We also introduced an ESG scorecard in 2021 carrying 20% weighting towards our long-term incentive payments to increase the leadership focus on ESG and sustainability. Our refreshed strategy articulates our aspiration to go beyond ESG excellence striving to achieve differentiation as a force for good as described in the earlier section of this report where we presented our refreshed corporate strategy.	1, 3 4, 6 Refer to pages 58, 60, 61 and 63	3, 4 5 Refer to page 68

OUTLOOK

Stakeholder expectations will become more exacting as the principle of green financing drives investor decisions and ESG becomes an increasingly key factor in investment decisions. Conforming to ratings and standards, although cumbersome, is now an important part of our business. Not only must we meet the standards but we must be seen to be doing so. Corporations like ours must adapt systems and protocols to meet third-party criteria. While rating systems are starting to standardise, there is also increasing expectation for corporations to demonstrate that they are contributing meaningfully towards local socio-economic and environmental priorities in the areas where they operate.

IR - 43

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

GLOBAL MACRO-ECONOMIC ENVIRONMENT

The global macro-economic context of 2021 was characterised by uneven global recovery as economies continued to recover from the COVID-19 pandemic supported by aggressive stimulus measures. Emerging market and developing economies (EMDEs) generally exhibited a less robust recovery with the effects of the COVID-19 pandemic continuing to be felt more strongly. EMDEs face more headwinds, in the form of unvaccinated populations, a tighter fiscal environment and weak investment. Although overall global economic growth reported by the World Bank was 5.5% due to the rebound from the low base in 2020, this came well short of restoring global economic activity to pre-COVID-19 levels. During 2021, developed economies started to announce tapering measures in response to an extremely sharp uptick in inflation. As is typical following major perturbations in the economic system, significant monetary and fiscal policy challenges lie ahead to sustain and grow economic activity while avoiding macro-economic instability with a measured tightening cycle to be expected.

Impact	Our strategic response	Related risks	Related opportunities
In line with the macro-economic trends, automotive manufacturing volumes recovered substantially in 2021 though not yet to pre-pandemic levels. The recovery was capped through the global chip shortage, which is indicative of general supply chain imbalances that have set in. Combined with threats to supply volumes, PGM markets were closer to balance although deficits in rhodium and platinum remained. The gold price has responded positively to the economic developments in a continuing unprecedented low real interest rate environment.	While macro-economics is only one factor that influences commodity demand, we remain confident in robust PGM market fundamentals with ongoing deficits expected, and we hold a positive outlook for gold. An improving macro-economic outlook is supportive of exponential growth in new commodity markets required for a low carbon economy. This provides the basis for developing a diverse portfolio of green metals in increasingly diversified locations to service the emerging requirements.	7 8 Refer to pages 64 and 65	2 Refer to page 68

OUTLOOK

The World Bank forecasts global growth of 4.1% in 2022 as continuation of the rebound post-COVID, with a prediction of 3.2% in 2023 and similar projections available from the IMF. Prudent tapering of economic stimulus combined with steady escalation of real interest rates is expected in order to sustain economic recovery without fuelling inflation and creating economic instability. While developed economies are forecast to exceed pre-pandemic medium-term projections, the same is not true for EMDEs, which have less advanced vaccine rollout and less fiscal support from the state. The IMF cites inflation and COVID-19 variants as potential economic risks, particularly for EMDEs. As a diversified precious and green metals producer, Sibanye-Stillwater is well positioned to navigate this global economic environment. One reason for confidence is our green metals strategy, which ties in with the IMF's call for "facilitating new growth opportunities related to green technology and digitalisation". (IMF World Economic Outlook, October, 2021).

IR - 44

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

GLOBAL GEOPOLITICS

As the world re-normalises with the COVID-19 pandemic subsiding, substantial global geopolitical changes are underway with significant realignment between major powers. Major events such as the electronic chip shortage have instigated major capital investment to establish new more reliable sources of supply and the conflict between Russia and Ukraine has triggered repositioning of diplomatic relationships and the imposition of trade sanctions. As a result, there is increasing reluctance to tolerate excessive levels of dependency on trading partners with dominant single jurisdictions of supply. This is particularly important for US-China trade relationships. The electronic chip shortage has graphically demonstrated how significant such dependencies can be. As a result, global trade patterns are under significant evolution with the imperative of forming cohesive and secure regional supply chains. We have witnessed countries designating an increasing number of critical strategic minerals where national security of supply is essential.

Impact	Our strategic response	Related risks	Related opportunities
The effects of geopolitical realignment on markets for our traditional commodities are likely to be relatively limited. Gold is a ubiquitous commodity that is freely traded on open global markets, although increasing nationalism may stimulate increased central bank holdings to promote currency stability. With PGMs only available in any great quantity from a limited number of jurisdictions, temporary trading strategies to secure stock holdings are adopted to ensure security of supply, though there is no reason to believe there would be a fundamental shift in global trade dynamics, although this further strengthens the motivation to maximise the level of recycling to decrease dependence on newly mined supply. The most significant implication is for green metals and the establishment of electric vehicle battery supply chains, where China currently has a level of dominance that is of concern in many countries. Significant opportunity is presented to become involved as a meaningful partner in the regional value chains that are under formation in Europe and North America to support their emerging electric vehicle manufacturing industries. From the perspective of our supply chain, we are also relatively independent of critical supplies from specific sources to our operations with the operational implications of supply chain disruption unlikely to be significant.	We continue to monitor the sources of critical supplies to our operations to ensure sufficient flexibility to avoid operational disruptions with stock of strategic spares optimised. As we build our presence in green metals in Europe and North America, we are starting to build meaningful relationships with downstream partners to ensure that their supply requirements for critical commodities can be met. This will include identification of the possibilities for recycling that will grow substantially as batteries reach end of life to create a circular economy. This extends to expanded PGM recycling opportunities where we can also enhance security of supply while also strengthening the green credentials of our product.	7 8 Refer to pages 64 and 65	2 Refer to page 68

OUTLOOK

We expect an increasing trend of global trading pattern realignment with an associated increase in national or regional strategies to attain security of supply of critical strategic minerals with reduced dependence on trading partners with a dominant position. This creates new opportunities for Sibanye-Stillwater to become a meaningful partner in pandemic-resilient ecosystems through which to assure the supply of critical supply to our customers as strategic partners to our business.

IR - 45

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

SOUTH AFRICAN BUSINESS CONTEXT

In its October 2021 World Economic Outlook publication, the IMF forecast South Africa's GDP growth at 5% for 2021. While this was up substantially from -6.4% in 2020, it only partly negated the contraction in the economy that had resulted from COVID-19. Since 2008, government debt has been increasing, reaching 70% of GDP by late 2021 with the COVID-19 social relief and stimulus measures resulting in further substantial projected increases. National Treasury projects that debt service costs will grow by 11% over the next three years, raising the cost of capital, and restricting fixed-capital formation to 15%, which compares unfavourably to the National Development Plan's target of 30%. The Zondo Commission is close to finalising its suite of reports on state capture although capacity to hold individuals to account and pursue prosecutions based on the evidence now available is limited. Increasing unemployment and higher levels of poverty are resulting in higher levels of social discontent and unrest, as evidenced by the violent protests across KwaZulu-Natal and Gauteng during July 2021. While there have been some positive developments, such as introduction of the 100MW generation licence threshold for private generation for own use, the 51% sale of South African Airways, progress towards restructuring of Eskom, the September 2021 High Court ruling on the once empowered always empowered principle and the setting aside of some of the clauses of the Mining Charter affirming that it cannot be used as a legislative instrument, meaningful structural reforms to create a competitive, business-friendly climate are limited.

Impact	Our strategic response	Related risks	Related opportunities
Our South African operations, which account for 81% of total group production, are surrounded by doorstep communities that look to us for opportunity, which is obviously limited. As a result we experience significant incidence of illegal mining, theft, protest and vandalism at our operations. This requires increased security measures to protect our people and assets. Lack of capacity in the state at local and national level manifests through unsatisfactory public policing and delivery of bulk services, most critically electricity and water. Shortcomings in the delivery of basic services and administrative functions represent an ongoing drain to our operations. This is compounded by a regulatory environment that is not attractive to investment. All these factors significantly increase the cost of doing business and result in a higher hurdle rate for capital investment.	To address the challenge of unaffordable, unreliable and carbon intensive public electricity supply, we have embarked on commissioning several private power projects to supply renewable energy to our operations. While the 100MW generating licence threshold eases the administrative requirements, substantial administrative process requirements remain that result in long lead times to plant commissioning. (See *Minimising our environmental impact, page187*). In addition, we have advanced protocols and processes to deal with the potential safety implications of electricity supply interruptions including standby generating capacity. While it has significant impact on the cost of doing business, we deploy an intensive security presence to preserve the integrity of our assets and ensure operational continuity. Stakeholder engagement is a critical tool in building improved relationships around our operating sites. Our approach is premised on the belief that stakeholder capitalism presents a win-win opportunity. (See *Engaging with our stakeholders, page 73*). Our strategy includes: improving social cohesion within host mining communities and creating socio-economic partnerships with local stakeholders addressing the Marikana legacy (Refer to *www.sibanyestillwater.com/features/marikana-commemoration*). We have embedded cultural growth and understanding as part of our training and development. (See *Empowering our workforce, page 156)*. We also engage constructively with Government directly and through business advocacy bodies such as the Minerals Council South Africa to facilitate understanding of our role in socioeconomic development and advocate for pro-market and pro-investment reforms. We factor investment risk in South Africa by setting a higher hurdle rate on major investments. Even with the higher hurdle, we were able to justify investment in three major capital projects approved early in 2022 totalling a R6.3 billion commitment securing 7,000 jobs. (For more information refer to *Delivering value from our operations and projects, page 110)*. While the potential of our South African business is constrained through an unfavourable climate for competitiveness and growth, we are confident in our ability to continue prospering in the South African context despite the challenges and deliver value to all stakeholders through our South African operations.	3, 4, 6 7, 9 Refer to pages 60, 61, 63, 64 and 66	3, 4 5 Refer to page 68

OUTLOOK

Without decisive measures to root out corruption, instil ethical leadership and implement meaningful structural reform, it is likely that the South African socio-political context will become more challenging. Continued tepid growth estimated at 2.2% for 2022 and reducing to a projected 1.3% by 2026 is insufficient to achieve developmental goals and alleviate social discontent. We expect a continuing need for social relief that will put strain on the fiscus and, despite a prudent 2022 budget from the Minister of Finance, national debt is likely to become increasingly unsustainable. While the commodity price boom in 2020 and 2021 has contributed temporarily towards elevated tax revenues, this cannot be depended on for future national budgets. With the future direction of political ideology uncertain, we have limited expectations for a regulatory framework that is more favourable to business competitiveness and conducive to investment. Increasing adoption of private power with a restructured electricity supply industry supported by a fresh electricity regulation framework are expected to alleviate power constraints, albeit from the current exceptionally poor level of service delivery. Anticipating continued weakness in state capacity for delivery of public services, we foresee an increasing need for private sector led initiatives to compensate for these shortcomings in order to sustain a stable society in our operating areas.

IR - 46

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

POLICY DEVELOPMENTS IN THE US

Since the change from the Trump to the Biden administration, there has been a significant increase in environmental and social consciousness in federal policy in the United States, as well as shifts in the position towards major trading partners such as China and Russia. While the imperative of decarbonising transportation and energy is much higher on the Biden agenda, the position towards permitting of new mining developments has hardened with greater concern for environmental and social impacts of such developments. By contrast, the administration has expanded the list of strategic minerals that are critical to support industrial activity with strong emphasis on those commodities required for environmental protection and decarbonisation.

Impact	Our strategic response	Related risks	Related opportunities
Since our PGM operations in Montana are substantially permitted, the policy and regulatory developments carry limited implications for our current operations. Of some concern is the proposed Natural Resources Budget Reconciliation Act, which would levy 4% royalty on existing hard rock operations and a 7 cent-per-ton tax on the rock and dirt moved during operations. We will be closely watching developments on this budgetary measure.	Our Good Neighbor Agreement brings us into direct partnership with local Montanans who benefit from and are affected by our activities. This unique constructive partnership, which provides strong assurance that our operations do not impact negatively on the pristine local environment, continues to serve well in procuring support from the community for the relatively few regulatory applications that are required to progress with operations and production ramp up.	6 Refer to *page 63*	3, 5, 7 Refer to *page 68*
With respect to our business growth aspirations, the permitting requirements for the Rhyolite Ridge lithium project are increasingly stringent with strong assurances required that endangered flora and fauna will be adequately safeguarded. While we are confident that the administration sees value in establishing local American production of critical green metals to service the battery-electric vehicle value chain that is under formation and reduce dependence on China for battery supply, environmental protection considerations are significant.	In line with our values and commitment to ESG and sustainability, which we share with ioneer as the applicant in the Rhyolite Ridge permitting process, robust plans have been prepared to preserve the threatened species of Tiehm's Buckwheat that is in the vicinity of the intended operations. While we expect significant continuing opposition from environmental advocacy groups, we are confident of a balanced and favourable ruling on our permit applications.		

OUTLOOK

Despite potential for regulatory developments that could increase the cost of doing business, we do not expect these to have a material impact on our ability to continue investing in our Montana PGM operations. We anticipate further advances in policy on establishing supply of critical strategic minerals, especially those that support decarbonisation of the US economy, that will mitigate in favour of mining projects being permitted provided that concerns relating to environmental protection are addressed within reason.

IR - 47

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

COMMODITY FUNDAMENTALS

GREEN METALS

Overall PGM review and outlook

REVIEW OF 2021

During the first half of the 2021 year, primary supply constraints buoyed prices. Despite Anglo American Platinum's ACP phase A unit being back online since December 2020, longer refining lead times continued to impact primary supply of Rhodium, Ruthenium and Iridium from South Africa during Q1 2021. In February 2021, Norilsk Nickel partially suspended production at its Oktyabrsky and Taimyrsky mines due to flooding and a fatal accident at its concentrator in the same month, impacting on palladium output. Oktyabrsky resumed normal operations in May 2021, with Taimyrsky only back to full production in December 2021. Primary producers were on the market as Rhodium and Palladium buyers during H1 2021. Overall, primary supply recovered to normal, pre-COVID-19 levels by year-end.

The global semiconductor chip shortage which began to emerge in 2020 worsened during 2021 and was at its most severe just as global supply recovered. Chip supply for automotive manufacturing was impacted by severe winter storms in the US, ongoing COVID-19 disruptions in South East Asia and a fire at a chip fabrication facility in Japan. The chip shortages, combined with more general supply chain constraints have impacted OEMs across the world, with temporary stoppages at many production facilities. Although OEMs prioritised the production of higher margin, larger engine vehicles that contain higher PGM loadings, light vehicle production is expected at ~74.5 million units for the year, well below 2019 levels of 86.5 million and only 3% higher than 2020 levels of 72.2 million. New car inventory in the US reached an all-time low during the year, while used car prices rocketed. Although chip fabrication capacity has improved and the worst seems to be over, PGM demand for autocatalysts was negatively impacted and reduced vehicle scrappage rates are expected to impact on recycling.

Battery-electric vehicles' (BEVs) share of light duty vehicles grew from 3% in 2020 to 6% in 2021, at the expense of gasoline vehicles, further impacting palladium and rhodium demand for autos.

In the latter part of 2021, we provided a comprehensive update on our view of the PGM markets. These are available at *www.sibanyestillwater.com/features/2021/investor-days/*.

IR - 48

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

PGM OUTLOOK

Escalating tensions between Ukraine and Russia spilled over at the end of February 2022. Speculation about possible sanctions is expected to have an impact on all commodities supplied from Russia, including Pd. There are a number of uncertainties that will contribute to volatility. There is a high level of uncertainty as to the full extent of sanctions that will be applied by the West and others; in the meantime, metal flows could change as more Russian-friendly countries still accept output. Flights to and from Russia have been suspended by a number of airlines, making movement of metal difficult.

Toyota halted production at its Russian factory while Ford Motor Co. suspended its joint-venture operation there. Other OEMs have suspended exports of vehicles into Russia. The extent of these disruptions is uncertain.

The supply of various auto components such as wire harnesses, which are manufactured in Ukraine for European OEMs, has already been disrupted, causing production stoppages early March at German OEMs.

Impala Platinum unexpectedly announced a full furnace rebuild during the second half of 2022 and flagged a yet unquantified reduction in refined PGM production during H2 2022.

A number of South African producers enter into wage negotiations during 2022.

The semiconductor chip shortage has eased since Q4 2021, however localised shortages are expected to temporarily impact vehicle production during the first half of the year. Light vehicle production of 82.7 million units is expected during 2022, an 11% y-o-y growth. ICE vehicles, containing PGM autocatalysts are expected to grow from 70 million in 2021 to 77million in 2022. Although PGM loadings are expected to remain flat for light vehicles y-o-y, we expect to see loadings increasing during the decade as China 6b Real driving emissions (RDE) and Bharat VI RDE are implemented during 2023 and further legislation (Euro 7, EPA Tier 4 and China 7) is expected to be implemented around 2027.

Overall and excluding changes to investment demand, we expect Platinum to end the year in a lower surplus of 790koz while Palladium is forecast to move into a deeper deficit of 330koz. Rhodium is expected to move into a very small deficit, having ended 2021 in a small surplus.

PLATINUM

~40% of platinum (Pt) is used in autocatalysts. Pt has become synonymous with diesel ICE vehicles, however substitution of Pd with Pt in gasoline vehicles has been proven technically and we are seeing market adoption in light duty vehicles, which is expected to ramp up over the rest of the decade. ~40% of Pt is used in various industrial uses such as catalysts in the chemicals and petrochemicals industries and in the manufacture of glass. Pt jewellery, predominantly from China, accounts for the remaining demand.

REVIEW OF 2021	OUTLOOK
Platinum (Pt) started the year at US$1,113/oz, peaking at US$1,325/oz in February and dropping as low as US$925/oz by December as OEMs and fabricators looked to end the year with low inventories. Primary platinum supply grew 20% y-o-y to 2019 levels of 6Moz as South African supply returned to pre-COVID-19 levels, while secondary supply grew 4% y-o-y with limited price incentives to return Pt to the market. Auto demand remained 6% below 2019 levels while industrial demand for Pt grew 7% y-o-y to 2019 levels as global economies recovered and substitution in the glass industry continued. Net jewellery demand for Pt fell 6% y-o-y to 1Moz, driven by declines in China and India.	The platinum market is forecast to move into a surplus of ~900koz at 2022 year-end, from a deficit of ~500koz in 2020.

IR - 49

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

PALLADIUM

Palladium (Pd) is largely an autocatalyst metal, with 87% used in this application. Pd also has an application as a catalyst in chemicals processing.

REVIEW OF 2021	OUTLOOK
Pd broke the US$3,000/oz mark in May on the back of Norilsk supply concerns, gaining US$535/oz from the beginning of the year, but dropping to a low of US$1,619/oz during December. Primary supply grew 9% y-o-y, however not yet back at pre-COVID-19 levels due to Norilsk's flooding and concentrator incidents. Secondary supply grew 8% y-o-y, falling slightly below 2019 levels. Although incentivised by record prices levels in H1 2021, reduced vehicle scrappage and supply chain disruptions continued to impact collection. Auto demand remained flat y-o-y as a result of the chip shortage while industrial demand grew 7%.	Overall, the Pd market is expected to remain in a deficit of ~130koz at year-end, compared to a ~480koz deficit in 2020.

RHODIUM

Rhodium (Rh) is also largely an autocatalyst metal, with 91% used in this application. Rh also has application as a catalyst in chemicals processing. Rh's use in the manufacture of glass has declined significantly in recent years due to its high price, and has been replaced by Pt.

REVIEW OF 2021	OUTLOOK
Rh saw trades at $30,000/oz in March as primary supply remained constrained. As the impacts of the chip shortage deepened, OEMs and fabricators reduced inventories and purchases, with prices dropping over 35% by September and ending the year at $14,000/oz as restocking for an expected recovery in auto demand is anticipated. High prices continued to incentivise the glass industry to substitute Rh with Pt, with OEMs becoming sellers of Rh during periods on higher prices. Similar to Pt, primary Rh supply grew 20% y-o-y as South African production received to pre-COVID-19 levels. Secondary supply grew 10% y-o-y, surpassing 2019 levels as record prices incentivised returns to market. Chip shortages and the continued focus on thrifting impacted auto demand, falling 2% y-o-y. Industrial demand fell 20% y-o-y as substitution and thrifting continued at record prices.	The Rh market is expected to move into a small ~80koz surplus at year end compared to a deficit of ~80koz in 2020.

IR - 50

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

IRIDIUM

Iridium (Ir) and ruthenium (Ru) are used together in several industrial chemical processes, including the manufacture of acetic acid, a key intermediate in the manufacture of other bulk chemicals.

Both metals are used together in electrode coatings able to withstand the very harsh operating environment of a wide range of electrochemical processes, including the production of bulk chemical intermediates chlorine and sodium hydroxide. In the electrical sector, Ir's high temperature stability and purity have led to the use of Ir crucibles in growing materials for light emitting diodes (LED) for energy efficient lighting and, more recently, materials for surface acoustic wave (SAW) filters, devices found in increasing quantity in all smartphones and numerous other devices. Some overcapacity has seen crucibles originally set for the LED industry repurposed for the SAW filter industry.

Ir tips improve the performance of automotive spark plugs to improve the efficiency of the combustion process in gasoline engines, again relying on high temperature stability, and linking to the opportunities and threats experienced by the other PGMs in the automotive market.

Along with Pt, Ir is also used as a minor alloying component in some medical devices, notably guide wires and stents, by virtue of its biocompatibility and mechanical properties for micro machining complex tiny devices.

REVIEW OF 2021	OUTLOOK
Ir crucible demand, for the production of lithium tantalate for SAW filters for mobile telecoms has been robust.	Decarbonisation continues to drive demand for Ir as the key metal, along with Pt, in PEM electrolysers to produce green hydrogen. Significant thrifting is taking place, while electrolyser capacity increases, to ensure a sustainable role for Ir in this market.

RUTHENIUM

As per above, ruthenium (Ru) and iridium are used together for several applications.

There has been substantial growth in global ruthenium demand within the electrical sector for data storage. Ru, along with Pt, forms part of the magnetic layer in hard disk drives. Chip resistors, another near-ubiquitous component in consumer and industrial electronics, rely on Ru-containing compounds, and this sector is becoming increasingly important for Ru demand. The unique chemical and physical properties of Ru mean that it is also utilised in numerous semiconductor materials and components, which enable increasing miniaturisation and efficiency in various electronic devices.

REVIEW OF 2021	OUTLOOK
Very strong demand, for Ru used in hard disk drives and in novel memory applications continues to be strong and benefits from efficient recycling.	Ru is an effective catalyst across a range of chemical processes, particularly in ammonia production where its current use in the fertiliser sector and its further potential in the hydrogen economy are of great interest.

IR - 51

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

LITHIUM

Lithium (Li) and its compounds have been used in a variety of commercial applications since the 1920s. Aside from its use, historically, as a mood-stabilising medication, they have been used in the manufacture of high-temperature lubricants, high strength-to-weight alloys, heat-resistant glass and ceramics and, in the form of lithium hydroxide (LiOH), as a means of removing CO_2 from the atmosphere of spacecraft.

Its more recent applications have been in the manufacture of batteries. The energy-to-weight-ratio of Li-ion batteries, their ability to be recharged many times over, and slow loss of charge when not in use have led three industry groups in particular – electric vehicles (EVs), consumer electronics and the energy sector – to promote research and development into this battery technology.

LiOH is a chemical that is needed in the production of the cathode active material in modern high-nickel cathode materials, which provide higher energy density. LiOH is expected to become the dominant lithium chemical consumed in battery applications.

The growing demand for hybrids, rechargeable hybrids and electric vehicles strongly increases the demand for Li. Li demand is predicted to grow to 900,000 lithium carbonate equivalent (LCE) tonnes by 2027, and to almost 2.8 million LCE tonnes by 2040.

BACKGROUND AND REVIEW OF 2021	OUTLOOK
The price rally is caused by: • Stronger than expected BEV sales (faster post COVID-19 recovery, lower disruption from chip shortages) • Stock drawdowns in China caused by supply chain disruptions • "Apparent consumption" from re-routing spodumene supply to fill new downstream processing capacity (e.g. Kwinana LiOH refinery)	Li demand is projected to increase at c. 22% p.a. (compared to 2021) with automotive batteries being the main growth driver. Prices are expected to remain above the long-term average owing to widening market deficits. This will require supply response or demand destruction (fewer BEVs than projected). Concerns over the long-term supply security of high purity nickel could accelerate the uptake of lithium iron phosphate (LFP) in the West, posing a risk to the LiOH demand outlook (lithium carbonate is the preferred precursor for LFP cathode fabrication).

NICKEL

Nickel (Ni) has excellent physical and chemical properties that make it ideal for use in alloys – especially when used with chromium, iron (ferronickel) and other metals to produce stainless and heat-resistant steels. It has a melting point of around 1,454 degree Celsius, can also withstand extreme low temperatures, is resistant to both corrosion and oxidation, has catalytic properties and is fully recyclable.

There are at least 3,000 nickel alloys, including stainless steel, that have a multitude of uses in the construction, chemical and automotive sectors. These alloys are used in car crankshafts and axles, propeller shafts, in scientific and surgical equipment, pipelines and aircraft engines. They are also used in a range of household products such as kitchen sinks, cooking utensils, washing machines as well as in renewable energy infrastructure.

An essential component of the Li-ion batteries used in electric vehicles, Ni enables batteries to store greater amounts of energy and to reduce the use of more expensive cobalt. The metal has a long established history in rechargeable batteries, traditionally in the form of a nickel-cadmium compound (now largely phased out in favour of lithium batteries) to power mobile phones, computers, radios, clocks and calculators, among others.

While around 70% of Ni demand currently comes from the production of stainless steel, and is some 10 times greater than battery demand, this balance is forecast to change dramatically in the coming decade when demand is expected to be driven increasingly by the electric vehicle sector. Globally, sales of electric vehicles are forecast to increase from 6 million units in 2021 to around 22 million by 2030 which will drive battery demand for Ni.

BACKGROUND AND REVIEW OF 2021	OUTLOOK
The market is estimated to have been in a minor deficit in 2021, owing to strong demand recovery in the stainless-steel sector and extensive production losses from Indonesia. The class 1 Ni market remains tight as demand for high purity metal surged from automotive battery end-uses, raising prices to above historical averages.	A surplus is expected in 2022 as delayed Indonesian projects come online this year. The majority of this growth will be in the form of NPI so the class 1 Ni market is expected to remain tight. Russian supply concerns have resulted in record high prices this year and are likely to remain elevated.

IR - 52

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

GOLD

Gold (Au) has always been considered one of the most precious and lustrous of metals and has held its allure since its early days. Gold is mainly a form of investment and used in making jewellery. In the modern era, gold's properties have been innovatively applied in a number of technological, industrial and medical applications. Au is used in catalytic converters and in space travel to protect against radiation and heat. In the medical field gold nanoparticles have become commonplace in rapid diagnostic testing, thereby transforming disease diagnosis over the past decade; at the same time scientists at the Imperial College London are working on early detection of the HIV virus, using experimental gold nanoparticle techniques, a project being supported by the World Gold Council. Discoveries around gold's ability to reflect infrared light resulted in microscopically thin gold coatings being used in NASA's James Webb Space Telescope, that was launched in 2021, which will search for the first galaxies formed in the early universe. Similar coatings are also used by engineers to reflect heat radiation, thereby assisting temperature control in buildings, lowering their energy costs and reducing carbon emissions.

Also in the field of environmental health, gold nanoparticles are being used to improve the efficiency of solar cells, and research into the use of gold-based materials in the search for new, more effective fuel cell catalysts has pointed to further positive applications for this precious metal.

REVIEW OF 2021

Annual demand recovered across virtually all sectors – the notable exception being ETFs, which saw net annual outflows.

Full year 2021 gold demand (excluding OTC) increased to 4,021t, propelled by Q4 demand which jumped almost 50% to a 10-quarter high. Demand recouped much of the COVID-19-related losses sustained during 2020. Demand for gold in the consumer-driven jewellery and technology sectors recovered throughout the year in line with economic growth and sentiment, while central bank buying also far outpaced that of 2020. Investment demand was mixed in an environment of opposing forces: high inflation competed with rising yields for investors' attention.

Jewellery fabrication staged a strong recovery in 2021. It grew 67% to 2,221t to meet the strong rebound in jewellery consumer demand, which increased 52% in 2021 to 2,124t, matching the 2019 total. This was in good part linked to Q4 demand, which – at 713t – saw the strongest quarterly jewellery consumption since Q2 2013.

Global holdings of gold ETFs fell by 173t in 2021 in sharp contrast to 2020's record 874t increase. Q4 outflows of just 18t were a fraction of the much larger outflows seen in Q4 2020.

Bar and coin investment maintained its momentum, jumping 31% to an eight-year high of 1,180t. Q4 2021 demand of 318t, meanwhile, was the highest for a fourth quarter since 2016.

Source: *www.gold.org/goldhub/research/gold-demand-trends/gold-demand-trends-full-year-2021*

OUTLOOK

Central banks, already grappling with multi-decade high inflation, must now assess how this conflict may further destabilise markets. An important consequence of the Ukrainian conflict may be to propel inflation even higher, given Russia's position as a key energy supplier. Oil prices leapt 9% during the March 2022, breaking above US$100/bbl for the first time since 2014 and placing additional pressure on the global economic recovery.

Any potential economic slowdown may limit the extent to which central banks can tighten monetary policy or the policy options available should further support be needed. The risk of a slowdown is particularly acute in Europe, given the importance of Russian energy supplies to the region. There is also the question of whether greater pressure on disposable incomes will help bring down inflation naturally in the medium term. If expectations of interest rate rises were to soften further, and fears of stagflation re-emerge, this may further benefit gold investment demand. While upcoming CPI prints – such as Eurozone CPI hitting a record 5.8% in February – will be important in tracking how inflation is progressing, the dilemma for central banks is far from simple.

Such inflationary pressure may limit the ability of bonds to serve as a safe-haven asset in portfolios, given the impact to fixed income streams. This may further boost interest in gold as a diversifier, with its historical strong performance during periods of high inflation and its deep and liquid market. And recent events represent a clear example of why gold is such an effective and well-established hedge against both expected and unexpected market risks.

IR - 53

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

TOP 10 RESIDUALLY[1] RANKED RISKS[2]

Risk description	Ranking 2021	Ranking 2020	Ranking change	Residual risk status	Related strategic focus area
1. HEALTH AND SAFETY Health and safety performance falling short of global mining benchmarks	**1**	5	↗	12	
2. CYBERSECURITY AND IT RISKS Operations and business management systems compromised; leaks of sensitive information creating liabilities	**2**	7	↗	12	
3. ESG CONTRIBUTION AND POSITION Sustainability as part of ESG not robust enough to lead to a strategic differentiator (but only to compliance)	**3**	#,1,2	↙	12	
4. OPERATIONAL EXCELLENCE Operational excellence not sufficiently embedded to achieve operational performance outperforming peer benchmarks	**4**	3	↙	12	
5. DIGITISATION, AUTOMATION AND ARTIFICIAL INTELLIGENCE Failure to transform into a digital first organisation, whereby we don't evolve fast enough and lag competitors in terms of mobility, digitalisation, automation and AI	**5**	#	⇧	12	
6. PROSPERING IN JURISDICTIONS OF OPERATIONS Geographical concentration (SA), with high, social, political and regulatory risks	**6**	1,2,6,9	⇧	9	
7. MACRO-ECONOMIC DYNAMICS Departure from projected (and planned for) economic parameters, commodity prices and exchange rates	**7**	4	↙	9	
8. COMPETITIVE LANDSCAPE Adverse strategic actions by competitors and other role-players	**8**	8	⇧	9	
9. INVESTOR RELEVANCE Failure to retain an attractive equity and credit investment case	**9**	10	□	9	
10. VALUES-BASED CULTURE Values-based culture is insufficiently functional to secure operational performance outperforming peer benchmarks	**10**	#	⇧	9	

[1] *Residual risk is the amount of risk that remains after controls are accounted for*

[2] *The COVID-19 pandemic was determined not to be a separate risk – its impact was rather to serve as a trigger accentuating, or in some cases suppressing, most of the identified strategic risks to the business*

[#] *Newly formulated group risk; not specifically identified in the top 10 of the 2020 register*

Note: Only for information, risks 11-13 are the following: Unavailability of required technical skills; Unrealised value due to strategic misalignment at Joint Ventures, associates or partnerships; Failure to realise expected value from structured capital allocation

Change in top 10 residual risk ranking

- ⇧ Elevated to top 10 residual ranking
- ↗ Increased
- ↙ Decreased residual risk ranking
- □ No change in residual risk ranking

Residual risk status

- Low ranking (1-6)
- Medium ranking (7-19)
- High ranking (20-25)

For more information on these risks, *refer to page 58 – 67* of this section.

IR - 54

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

THE TOP 10 STRATEGIC INHERENT AND RESIDUAL RISK RATINGS

RISK MATRIX: HEAT MAP 2021
Severity
5
4
3
2
1
1
2
3
4
5
Probability/Time frequency/Likelihood
Inherent risk rating
Residual risk rating

Risk ranking based on residual risk rating	Risk description	Inherent risk rating	Residual risk rating
1	Occupational health and/or safety performance falling short of global mining benchmarks	20	12
2	Operations and business management systems compromised or leaks of sensitive information creating liabilities	16	12
3	Sustainability as part of ESG not robust enough to lead to a strategic differentiator	20	12
4	Operational excellence not sufficiently embedded to achieve operational performance outperforming peer benchmarks	16	12
5	Failure to transform into a digital-first organisation (not evolving fast enough and lagging behind competitors in terms of mobility, digitalisation, automation and AI)	16	12
6	Geographical concentration with high social, political and regulatory risks	16	9
7	Departure from planned projected economic parameters – commodity prices and exchange rates	16	9
8	Adverse strategic actions by competitors and other role-players	16	9
9	Failure to maintain an attractive equity and credit investment case	12	9
10	Values-based culture is insufficiently functional to secure operational performance outperforming peer benchmarks	16	9

IR - 55

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

Risk dynamics – movement in group risk rankings

Besides the three risks (risks 3, 5 and 10) elevated for inclusion in the top 10 ranking, the residual risk ranking of one risk declined in significance and is now no longer included in the top 10. This one risk, together with an explanation for the change in their risk status, is:

Previous ranking (2020)	Risk	Explanation for decrease in residual risk
10	High cost of capital and limited access to capital	Strong commodity prices and the normalisation of production output continued to bolster operational cash flow during the year. This further improved liquidity year-on-year which enabled further reduction in debt levels. With deleveraging completed and a net cash position, focus shifted to capital allocation. In November 2021, we took advantage of the low interest rate environment and placed a US$1.2 billion bond with an extended maturity profile at a coupon rate that is on average 234 basis points lower than the 2017 bond placement. Disciplined capital allocation should also, in time, improve the credit ratings agencies' outlook which in turn will further aid access and cost of debt.

TOP RISKS BY OPERATING SEGMENT

In addition to the Group strategic risks, we maintain risk registers at the operating segment level for our managed operations. This ensures that those operational risks that could be material to the delivery of Group outcomes are tracked and mitigated by the responsible segment leadership which has appropriate understanding and line of sight on a segment specific basis. Certain operational risks are generic to all operating segments, while other risks are specific to the operating circumstances of the respective segments of the Group.

The top risks identified for our managed operations and those identified as specific to each operating segment for 2021 were:

Risks applicable to all operations
ESG performance (decline in safety and health performance and business disruptions due to social unrest). This includes the inability to meet global governance standards and targets, as well as the Mining Charter, Mineral and Petroleum Resources Development Act (MPRDA) and Social and Labour Plan (SLP) requirements for the SA operations; mine incidents and accidents: underground fires (ignition of flammable gas or combustible material and/or explosives); under-delivery on plans/expectations; expected returns not realised from expansion projects.

SA PGM operations	SA gold operations	US PGM operations
• Theft of product, explosives, copper and infrastructure	• Illegal mining • Seismicity • Total power outage/loadshedding • Inability to close infrastructure	• Non-compliance with relevant laws, regulations, adopted non-binding rules and guidelines (including amendments)

IR - 56

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

OUTLOOK – SIGNIFICANT EMERGING RISKS AND TRENDS

Specific emerging group risks

The emerging risks currently being closely monitored are:

Risk	Explanation	Our response
Management oversight over joint venture JV or associate investments	How do we ensure that new acquisitions have the same good corporate governance and responsible citizen procedures as the Group? There is also the risk of unrealised value due to strategic misalignment at JVs, associates or partnerships.	This risk is overseen by our Chief Commercial Development Officer and relates to the strategies: Building an operating portfolio of green metals and related technologies; optimising capital allocation; and embedding ESG excellence. We hold thorough audits (if necessary using third party auditors) to assess compliance of these companies to our standards and values. And we take care to assess their skills, financial strength and image in the marketplace.
Global trend in replacing internal combustion engine (ICE) vehicles with Electric vehicles (EV)	We are heavily reliant on sales of PGM to the automotive sector for use in catalytic converters. It is common cause that throughout the developed world, and including China, EVs are being preferred over ICE vehicles, because they have zero tailpipe emissions.	Demand for PGM for use in autocatalysts will hold in the short to medium term, (indeed stiffer emissions standards could even see it rise), but the long-term prospect is that EVs will one day completely replace ICEs. Our green metals strategy addresses this risk, as do the investments and acquisitions we are making in green metals and battery metals. Our research (through SFA Oxford) suggests exciting opportunities in the green hydrogen economy. This represents an attractive new application area for platinum and the minor PGM elements.
Increasingly exacting ESG expectations	Ever-growing ESG stringency from investors and bourses threatens our ability to raise finance. Navigating the complexity of ESG and sustainability compliance is becoming ever harder; particularly given that the Group operates in multiple territories in the context of a complex and multifaceted global regulatory and compliance environment.	Our controls for this risk are centred around sustainability strategy. Further, we have position statements for key environmental areas (water, land, biodiversity, energy) and policy frameworks for priority areas. We are committed to adhering to ICMM, and the WGC responsible mining principles, which are assured by external auditors. And we have embedded our Rules of Life philosophy across all jurisdictions. Our institutional structures are being improved to define exactly who is responsible for executing and reporting on which aspect. We are considering ESG across the full value chain, including Mergers and acquisitions and closure. We are diversifying into recycling, across all our metals. We are developing a socioeconomic strategy (including social cohesion), as well as science-based targets and ESG LTIs. In October 2021 we updated our planned controls around ESG.
Value realisation through capital allocation	The Group has attained a cash positive position and decent cash flows, now the risk is of sub-optimal returns from capital allocation.	The CFO owns this risk, which relates to our strategy Optimising capital allocation, as well as to building an operating portfolio of green metals and related technologies. Our financial decision-making is governed by best practice structures and mechanisms to manage liquidity and costs, with debt well planned for the long term and costs planned and managed within clear limits. (See Financial Report). On 16 November 2021 the Group completed a two-tranche corporate bond offering of US$675 million 4.0% Notes due 16 November 2026 (the 2026 Notes) and US$525 million 4.5% Notes due 16 November 2029 (the 2029 Notes) (together the 2026 and 2029 Notes). A portion of the proceeds were applied towards the early redemption of the 2025 Notes on 6 December 2021.

For full disclosure on our risks, please refer to the 2021 Form 20-F available at: *www.sibanyestillwater.com/newsinvestors/reports/*

IR - 57

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

Top 10 group risks: description, likely impact and related mitigating action

The top 10 group strategic risks are ranked according to their residual risk and potential to negatively impact our ability to deliver on our strategic focus areas. The residual risk ranking is based on exposure levels once mitigating action and controls have been applied.

Operational I Economic I Financial I **Social**

1. HEALTH AND SAFETY

Type of risk and strategic impact	Underlying vulnerabilities and triggers
Related strategic objectives: Embedding ESG excellence as the way we do business; Focus on safe production and operational excellence; Building a values-based organisational culture. **Capitals affected:** Human, social and relationship, financial. **Board oversight committees:** Risk Committee, Audit Committee, Safety and Health Committee, Social, Ethics and Sustainability Committee and Remuneration Committee. The Chief operational officer is ultimately responsible for this risk.	• Mining is dangerous and there is an inherent risk that an event of some sort will cause fatalities: for example, seismic activity, particularly in our labour-intensive operations. South Africa's gold is deep level, which increases risk. Further, many of the reefs we operate in are narrow, exacerbating the risk of large machinery in constricted areas. Ageing workforce: as our loyal and long-standing employees age, they become less resilient to the strains of physical work and their faculties are less alert; on the positive side, older people tend to be more conservative, more risk-averse and more compliant. Particularly in South Africa, we face a skills and expertise shortage and the lack of experienced and competent management is a potential safety factor. Our footprint is growing, including the addition of complex processing facilities, and this presents the challenge of maintaining our corporate standards across different jurisdictions. In South Africa we face the problem of illegal miners, who steal and vandalise equipment. Safety is further compromised when our own employees collaborate with these illegal miners. Our most serious trigger is non-compliant or even illegal behaviour by employees.

Consequences	Current control	Planned control enhancement
• The primary consequence is the tragedy of death; the emotional disruption to families and communities when their loved ones pass on. Safety and health are clearly worthy goals in themselves and ones we are committed to for their own sake. And it goes without saying that the disruption to our business is a minor problem next to the pain felt by loved ones. However, when we have safety and health incidents, the implications for business are dire. They adversely affect relationships with stakeholders (unions, shareholders, communities, government, etc.); they disrupt operations; increase regulatory scrutiny; and lead to fines and penalties and long-term liabilities.	• As this report attests, Sibanye-Stillwater follows global best practice in the management mechanisms that exert control and oversight on safety and health. These include: appropriate board oversight, safety management system, ISO 45001 certification, employee training and awareness, safety campaigns, safety rewards and recognition, auditing for compliance to safety standards, rock mass management, enhanced risk management (including bowtie and leading indicator analysis), and the implementation of safety technology (e.g. PDS Level 9 and machinery data downloads). But more importantly, all these controls need to be seen within the context of a commitment to culture change and values-based decision-making. For the key is in bottom-up change, whereby employees on the ground recognise the importance of compliance and safety awareness. And here too we have various initiatives, including a culture growth programme, safety campaigns, intensified behavioural intervention, and tripartite (business, labour, government) health and safety summits.	• More is being done to enhance our controls. These include automation and mechanisation efforts, driven by the Chief Technical Officer. (See Continuous safe production). And globalisation of our safety strategy across new acquisitions, and the revivification of our safety strategy, which is being driven by Senior Vice President: Safety.

IR - 58

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

Operational | Economic | Financial | **Social**

2. CYBERSECURITY AND IT RISKS

Type of risk and strategic impact	Underlying vulnerabilities and triggers
Related strategic focus areas: Focus on safe production and operational risk; Building a values-based organisational culture; Embedding ESG excellence as the way we do business. **Capitals affected:** Intellectual, financial, manufactured, human. **Board oversight committees:** Risk Committee, Audit Committee and Remuneration Committee. The CFO is ultimately responsible for this risk.	• As organisations like ours become more dependent on digital technology, so the threats of leaks, cyber-crime and breakdown increase. Cloud-based computing, while inherently less risky, poses its own special risks. There are various vulnerabilities and triggers that may impact our business, including cyber-attacks, failing hardware, failing network infrastructure, failed disaster recovery, human error (including information leaks), load shedding and its impact on connectivity and infrastructure, and sabotage to our network or to hardware. We must strike the right balance in terms of the integration of systems, given that it's better to have some systems less integrated and some more so for example, we face the challenge of OEMs not always offering the support we need. Dealing with tens of thousands of individual users, some of whom have unknown or unsupported systems on their PCs is a challenge. The complexity of individuals working on their own computers (and increasingly from home), throws up a myriad of challenges: security, privacy, social hacking, phishing, etc. Further, our efforts to automate processes can reduce costs and complexity, but may also create a dependence and increase exposure. Different parts of the business may adopt their own solutions that may not always align with policy. And as we acquire new businesses, we must also align them to the organisational standard.

Consequences	Current control	Planned control enhancement
• The greatest threat is in costs and disruptions to the business and to our operations. But IT risks can also lead to reputational damage, safety incidents, fines and legal expenses, as well as loss of important information. While it is our policy not to pay extortion demanded by ransomware criminals, this too would lead to loss of important company information.	Our aim is to be on the cutting edge of global best practice in protecting and rationalising our IT systems. To sum up these controls: • Firewalls • Security monitoring via our Security operations centres • Quarterly penetration/vulnerability testing • Scheduled systems backups • Regular disaster recovery testing • Protocols, codes of conduct, and controls as per global best practice • Segregation of networks • Critical hardware redundancy strategy • Investigation response	• ICT corporate crisis management control (driven by the Vice President ICT): in 2021 we developed a corporate crisis management protocol for the organisation, which includes an Incident Response and Cyber insurance response plan. • Additional (and continuous) cyber penetration testing and maturity assessments (driven by the Vice President ICT): the Red Team / Blue Team penetration testing is on track for 2002. • ISO 27001 assessment and accreditation (driven by the Vice President ICT): in 2021 we completed a Maturity assessment and roadmap for ISO 27001; we are on track to achieve certification for 2022.

IR - 59

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

Operational | Economic | Financial | Social

3. ESG CONTRIBUTION AND POSITION

Sustainability as part of ESG not robust enough to lead to a strategic differentiator (but only to compliance)

Type of risk and strategic impact	Underlying vulnerabilities and triggers
Related strategic focus areas: Embedding ESG excellence as the way we do business; Building an operating portfolio of green metals and related technologies. **Capitals affected:** Natural, social and relationship. **Board oversight committees:** Social, Ethics and Sustainability Committee, Health and Safety Committee. SVP Sustainability is ultimately responsible for this risk.	• New acquisitions present new ESG challenges and burdens. Contradictory stakeholder expectations is a vulnerability, with investors wanting returns and communities wanting sustainable livelihoods. Navigating the complexity of ESG and sustainability compliance is becoming ever harder; the Group operates in multiple territories in the context of a complex and multifaceted global regulatory and compliance environment. A key vulnerability is in the alignment (or lack thereof) of operations and governance to control and track ESG measures, to the satisfaction of regulators and third-party assurers. And then there is the issue of doing good ESG work but not properly communicating this to the market; and further that the expectations of outside experts are misaligned to our own achievements and values around what constitutes sustainability. Immediate triggers include: changing expectations and ratings from agencies; unrest targeting our operations.

Consequences	Current control	Planned control enhancement
• The consequence of not differentiating ourselves on ESG metrics is the possibility of being excluded from financial markets (or loans being foreclosed) because major asset managers have blacklisted us. There is the consequence of shareholder activism against us, of stranded assets that cannot be operated because of ESG risks, of reputation loss, or even loss of licence. However, ultimately the risk here is in terms of lost opportunity. Given our purpose – mining improves lives – and our vision of superior value creation, a reputation as a miner who cares is key to our success. And being of influence in the marketplace, as a company that sets the trend in ESG excellence, is of material significance to our aspirations.	• Our controls for this risk are centred around sustainability strategy. Further, we have position statements for key environmental areas (water, land, biodiversity, energy) and policy frameworks for priority areas. We are aligned to the ICMM, and WGC responsible mining principles, which are assured by external auditors. And we have embedded our Rules of Life philosophy across all jurisdictions.	• Given the centrality of ESG and sustainability to our ambitions, much is being done to enhance our control of this area. Our institutional structures are being improved to define exactly who is responsible for executing and reporting on which aspect. We are considering ESG across the full value chain, including M&A and closure. We are diversifying into recycling, across all our metals. We are developing a socioeconomic strategy (including social cohesion), as well as science-based targets and ESG LTIs. And we are also working on understanding the market and the expectations around ESG and the particular metals we are involved in. In October 2021 we updated our planned controls around ESG.

IR - 60

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

Operational I Economic I Financial I Social

4. OPERATIONAL EXCELLENCE

Type of risk and strategic impact	Underlying vulnerabilities and triggers
Related strategic focus areas: Optimising capital allocation; Focusing on safe production and operational excellence; Building an operating portfolio of green metals and related technologies. **Capitals affected:** Manufactured, human and financial. **Board oversight committees:** Risk Committee, Audit Committee, Health and Safety Committee and Remuneration Committee.	• Various factors impact our operations negatively. High fixed costs and commodity price volatility push marginal operations into loss-making territory. The integration of diverse operating cultures is a challenge. The technical complexity (e.g. issues of seismicity) expose weaknesses we may have in terms of engineering flexibility. And then there is our dependence on third party infrastructure (particularly electricity and water), which is a real risk for our South African operations. And in South Africa we face the pressure of unrealistic regulation (in terms of procurement and B-BBEE), as well as skills shortages and the complications of closing operations. Plus, our supply chains do not always have the depth and flexibility to meet our needs. South Africa's socio-political context is also somewhat fraught, with the threat of unrest and protest directed at the owners of capital.

Consequences	Current control	Planned control enhancement
• The consequences of these risks mainly affect our South African operations, but would cascade across the Group, given how central our South African operations are. Loss of investor confidence, reduced cash flow, downscaling and asset restructuring are all consequences of poor operational performance. And it would kick off a vicious cycle of an inability to meet stakeholder expectations, which in turn would lead to a deterioration in relationships with stakeholders, who would burden us with further unrealistic demands.	• We have a very strong governance oversight of our operations and checks and balances to ensure we do not fall seriously behind on output. These include monthly operational planning processes, capital planning and recovery planning to address shortfalls. We have quarterly operating segment reviews and quarterly board reviews for oversight. From an operating model perspective, our organisational structure has strengthened leadership capacity for focus on segments, business units and shafts. And we rigorously benchmark ourselves against the industry standards. We are improving our data analytics and digital systems, boosting productivity with the SOHO (work from home) initiative, with technological enhancements to improve output.	• ISO 45001 accreditation has been a key enhancement for better operations. (Driven by SVP Safety and SVP Chief Technical Officer). In 2021 we achieved ISO 45001 certification or recommended for our all operations.

IR - 61

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

Operational I Economic I Financial I Social

5. DIGITISATION, AUTOMATION AND ARTIFICIAL INTELLIGENCE

Failure to transform into a digital first organisation, whereby we don't evolve fast enough and lag competitors in terms of mobility, digitalisation, automation and AI

Type of risk and strategic impacts	Underlying vulnerabilities and triggers
Related strategic focus areas: Focusing on safe production and operational excellence; Optimising capital allocation; Embedding ESG excellence as the way we do business; Building an operating portfolio of green metals and related technologies. **Capitals affected:** Intellectual, financial. **Board oversight committees:** Audit Committee, Risk Committee. The Chief Technical Officer is ultimately responsible for this risk.	• Part of running a successful business is to make the right technological transitions at the right time, avoiding being technologically left behind by the competition. There are risks in underspending on research and development (R&D), in being stuck in established labour-intensive modes of work, in a workforce not infused with young talent, and being invested in legacy infrastructure that cannot easily be modified with new technology.

Consequences	Current control	Planned control enhancement
• As we aim to differentiate our brand in terms of ESG excellence, we similarly seek differentiation for being on the cutting edge of change in the industry. Losing that edge, means we're less able to compete with peers for capital and for skills. Talented youngsters want the opportunity to push the digital envelope and innovate on AI, automation and digitisation (and other Fourth Industrial Revolution (4IR) ways of work), not only for the sake of leaner operations but also for ESG and safety.	• We have a dedicated Digital enablement team, a digital transformation strategy and plan, internal and external R&D programmes and we support DigiMine (see *Harnessing Continuous Innovation, page 123*).	• The opportunity is to do much more on 4IR technology and differentiate ourselves as industry leaders in mining technology. In October we updated our controls for this risk. And we are working toward: Industry peer benchmarking; Incubation strategy (for new tech); Exposing leadership to 4IR thinking; Partnerships, e.g. DigiMine with the University of the Witwatersrand; Integration strategies to smooth the transition. These are being driven by the Chief Technical Officer over the next two or three years.

IR - 62

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

Operational I Economic I Financial I **Social**

6. PROSPERING IN JURISDICTIONS OF OPERATIONS
Geographical concentration (SA), with high, social political and regulatory risks

Type of risk and strategic impacts	Underlying vulnerabilities and triggers
Related strategic focus areas: Embedding ESG excellence as the way we do business; Optimising capital allocation; and Prospering in South Africa's investment climate. **Capitals affected:** Social and relationship, financial, manufactured, human. **Board oversight committees:** Social, Ethics and Sustainability Committee, Risk Committee and Audit Committee. This risk is owned by the Chief Operating Officer, with support from the Chief Performance Officer, Chief Technical Officer and Chief Legal Officer.	• This risk relates largely to risks related to socio-political uncertainty in South Africa. The primary risk is we are targeted by illegal activity – be it theft, vandalism or illegal mining – and that this activity is partly a response to the lack of opportunity to further oneself legitimately. • There is also the risk of a dysfunctional state and local government who are unable to deliver basic services and are not capable of consistent and predictable regulator control. A further risk is that impoverished communities look to us to support them, where government (or perhaps traditional authorities) are failing them, which creates the risk of unmet expectations. The risk then is that we become the unjust target of frustrated people who see us as profiting while they suffer. Thus creating a vicious cycle of more illegal activity, less investment, more disappointment.

Consequences	Current control	Planned control enhancement
• In a dysfunctional environment, our costs go up. We need to spend more on security, more on sourcing services, and more on bolstering our supply chains. We face the risk of regulators abusing their power to extort from business, or simply the uncertainty of not knowing how exactly regulation will be enforced. And if there is real socio-political breakdown in South Africa, then our licence and rights of ownership would be under threat.	• Our most important control here is stakeholder engagement (see *Engaging with our stakeholders, page 73*). And this takes many forms; e.g. Community compact, advocacy, PR, memberships of global and national bodies, supplier development, partnerships with local business, etc. • There are also specific controls for this risk, for example, our solar projects to generate electricity for our own operations (see *Minimising our environmental impact, page 187*). Of course the emphasis on ESG speaks directly to mitigating this risk as we build our reputation for being a trusted partner in economic growth and opportunity. Local recruitment is important, as is investment in local economic development. Equally important is to use the platforms where we engage with government and communities, to build trust and understanding about the benefits to society that honest well-run business brings.	• Re-based relationships with local stakeholders • Appropriate prioritisation of social implications in business decisions • Development of inclusive socioeconomic development strategies for the areas where we operate subscribed to by all stakeholders • Improvement of the procurement engagement strategy, including supplier development programme

IR - 63

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

Operational I Economic I Financial I Social

7. MACRO-ECONOMIC DYNAMICS

Departure from projected (and planned for) economic parameters, commodity prices and exchange rates

Type of risk and strategic impact	Underlying vulnerabilities and triggers
Related strategic focus areas: Optimising capital allocation; Building an operating portfolio of green metals and related technologies; Focusing on safe production and operational excellence. **Capitals affected:** Financial. **Board oversight committees:** Investment Committee, Audit Committee and Risk Committee. The Chief Financial Officer is the risk owner.	• In mining there is always the risk that expectations around price and demand are not met. Given that many of our mines (particularly South African gold) are conventional deep level mines, with limited flexibility for cost-cutting, price slumps can quickly make marginal operations unviable. And in the PGM sector, economic downturns lead to less industrial activity, which can also affect price and demand. Ultimately, we are part of a highly complex and intertwined global supply chains. A myriad of factors (e.g. geopolitics, supply chain disruptions, new substitutes for our metals, global health concerns, volatile exchange rates, new emissions standards, etc.) make planning and capital allocation highly complex.

Consequences	Current control	Planned control enhancement
• Ideally, we want to plot a clear path of growth and plan for it accordingly. Given the volatility of demand (as well as the socio-political volatility surrounding our South African operations), this presents a dynamic challenge of decision-making. Operating on a stop-start basis increases costs and capital, and uncertainty translates into less investment for sustainable and organic long-term growth. This risks damaging our social licence to operate as stakeholders fear (with some justification) that our first priority is to sink capital where it is safest and where it can earn the best return and not where the social need is greatest.	• Sibanye-Stillwater is diversified, both in terms of the metals we mine and the geographies where we mine and beneficiated. Our core strategy of ESG excellence is part of a commitment to improve global confidence in the integrity and value of our supply chains. • Our most important control is to create value in intellectual capital and be a thought-leader in the industry for green metals and sustainable mining. In 2019 we acquired SFA Oxford, a metals market consulting firm and world authority on PGMs. Through them, we enjoy balanced, science-based intelligence on battery metals, green hydrogen and precious metals for smart technology. We are committed to taking their advice and being led by the data and the IP. We also work with various consultants who provide expert market analysis. • Our strategy involves some advocacy too. We have positioned ourselves as responsible, sustainable miners who are part of the solution to reducing carbon emissions. And we provide the market with coherent arguments as to how we can help.	• The Chief financial officer is driving a policy of increased cash reserves and liquidity and debt buffers. This is as per our capital allocation framework (see *Strategic capital allocation, page 93*). This process has a three to five-year timeframe attached. Our Chief Commercial Development Officer is dedicated to promoting commodity and geographical diversification; and positioning ourselves securely within regional supply chains. The evidence here is in the various acquisitions completed, or initiated, in 2021. Our Chief Technical Officer and Operational investment committee are responsible for major capital project execution, optimisation and scheduling. In this regard, in 2021 our most significant projects had stage gate and approval processes in place. For K4 and Burnstone we appointed management and initiated projects, with monthly reviews of progress. The Klipfontein opencast project, now fully permitted, commenced in October 2021.

IR - 64

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

Operational | Economic | **Financial** | Social

8. COMPETITIVE LANDSCAPE
Adverse strategic actions by competitors and other role-players

Type of risk and strategic impact	Underlying vulnerabilities and triggers
Related strategic focus areas: Focus on safe production and operational excellence; Optimising capital allocation. **Capitals affected:** Financial. **Board oversight committees:** Audit Committee, Investment Committee. This risk is overseen by our Chief Commercial Development Officer.	• The fast pace of technological change and global geopolitical shifts impact our business. For example, the rise of Big Tech has disrupted many smaller businesses. Such is the power of these behemoths that (given new innovations) they could disintermediate smaller players like us. For example, what if they used their enormous capital reserves to mine on the floor bed of the deep sea, which are rich in precious metals? Or what if China marshalled its resources to build trade barriers and tie up the supply chains of key metals? There is also the risk of changing consumer patterns and modes of travel. For example, we are already somewhat exposed should the Electric Vehicle revolution happen faster than we think, radically reducing demand for PGM.

Consequences	Current control	Planned control enhancement
• We risk the consequences of reduced margins from disintermediation in a new supply chain; weaker image with government and stakeholders, and all-round weaker performance. And, if we fail to anticipate moves by competitors, we also risk losing out on growth opportunities.	• Smart, agile and dynamic leadership is the best control for an uncertain operating context. A culture of humility, curiosity, listening and intelligent conversation at the top of the organisation is the best defence against being left behind by unexpected competitor behaviour. Our strategic focus on building a portfolio of green metals is part of market development; and our investment in SFA Oxford (2019), shows that we are dedicated to anticipating where technology is going and how it will impact our commodities. And that we can potentially shape market forces in the interests of business and environmental sustainability.	• We are dedicated to creating market demand by advocating for our products and our foray into battery metals (and anticipation for demand for green hydrogen metals) is a response to this risk. We have (and continue to pursue) various strategic alliances, to develop new customers and products, to change (or expand) our asset perimeter and to meet global best practice standards.

IR - 65

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

Operational | Economic | **Financial** | Social

9. INVESTOR RELEVANCE
Failure to retain an attractive equity and credit investment case

Type of risk and strategic impacts	Underlying vulnerabilities and triggers
Related strategic focus areas: Building an operating portfolio of green metals and related technologies, Optimising capital allocation; Embedding ESG excellence as the way we do business. **Capitals affected:** Financial. **Board oversight committees:** Investment Committee, Audit Committee. The Chief executive officer, supported by Executive vice president: Investor relations and corporate affairs is ultimately responsible for this risk.	• When investors buy Sibanye-Stillwater equity, they are not investing in a single operation but in the Group itself. In some respects they are betting on the ability of our leadership team to make good decisions, to allocate capital wisely and to ride market forces optimally. Should we fail at this, then investor sentiment could move decisively against us. Should we allocate capital poorly and pay too much for an asset, burdening the balance sheet, investors could see us as inherently risky and sub-scale, as we fall off their radar. Mining has inherent ESG complications and it's possible that new causes emerge, or that activists become more strident and influential in their opposition. Already, with investment scrutiny around emissions, surfeit investment is going into tech firms because they are low emitters. These vulnerabilities could trigger a vicious cycle that damages our corporate image, making it that much harder to attract and retain the type of talent needed to extract us from the negative cycle.

Consequences	Current control	Planned control enhancement
• It is not enough that investors are drawn to certain operations. Investors should be convinced by the organisation itself and its ability to nurture a winning and integrated culture wherever it operates. Therefore, if we cannot integrate new acquisitions, or add value with those acquisitions with appropriate technologies and systems, we are at risk of trading at a discount; with the further risk of needing to break up the business and sell off certain parts because we cannot deliver a coherent growth story. And this would mean serious damage to our corporate reputation.	• Our main control here is our long-term vision of relevance and growth, which anticipates demand created by the new green economy (e.g. battery metals and green hydrogen). We also mitigate here by communicating our vision to investors and other stakeholders and making the case for a sustainable mining story. We hold ourselves to a prudent financial policy (e.g. leverage target at 1xnet debt to adjusted EBITDA). De-risking via objective due diligence is also important. And here we are committed to taking advice from third parties, who are obviously more objective and dispassionate than executive management.	• See Financial Report

IR - 66

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

Operational | Economic | **Financial** | Social

10. VALUES-BASED CULTURE

Type of risk and strategic impacts	Underlying vulnerabilities and triggers
Related strategic focus areas: Building a values-based organisational culture; Focus on safe production and operational excellence; Building an operating portfolio of green metals and related technologies. **Capitals affected:** Human, intellectual, social and relationship. **Board oversight committees:** Social, Ethics and Sustainability Committee, Risk Committee, Audit Committee and Safety and Health Committee. The Chief Organisational Growth Officer is ultimately responsible for mitigating against this risk.	• The key vulnerability is that cultural forces are as much bottom-up as they are top-down. Leadership cannot impose its culture on the rest of the organisation, which is influenced by various factors, including unionisation. Our workforce across all operations (South Africa, France, and the US) is unionised. In South Africa unions were created in highly politicised times, the legacy of which is an oppositional posture towards capital. And then there is the fact that in South Africa many of our workers are rooted in an indigenous communitarian culture, the values of which are sometimes at odds with the individualistic ethic promoted by modern business. This can create a confusing situation, whereby we expect people to lift themselves up by their bootstraps, while they expect us to include them in the broader Sibanye-Stillwater family and are disappointed at being alienated from the formal economy; making us the target of their frustrations. Further, cultural change is slow and it's uncomfortable. Influencing managers to become more compliant and caring is an ongoing process. Should leaders not set the right tone, and build trust with employees on the ground, then our culture and values are weakened.

Consequences	Current control	Planned control enhancement
• If we don't build a values-based culture, there is the risk of an increase in safety incidents. We saw this playing out in 2021, when – because of COVID-19 – we had less engagement on the ground with our teams, which indirectly affected safety. Winning companies are those that have a galvanising and inspiring culture that helps to retain and attract the best people, the type of people who trust that they will succeed in their career should they adhere to our values. Without values to underpin our culture, the organisation becomes a zero-sum game, with different ranks of employees set against each other for reward and remuneration. And further, safety compliance is followed without a real sense of understanding and commitment, leading to lapses. Morale and engagement with employees and suppliers depend on shared values, an esprit de corps essential to success in mining.	• We run various sessions and trainings to inculcate our values, such as organisational and culture development programmes (see *Culture growth programme, page 156*). We engage extensively with employees and communities on our strategic plans (*Engaging with our stakeholders, page 73*). And on a purely financial mitigation, we are well insured against business disruptions (e.g. South African Special Risk Insurance Association and Business Interruption). And we show our commitment to industry standards and to the overall integrity mining through various memberships of industry bodies. Further, we offer competitive wages and the opportunity of formal employment, which is unfortunately rare in Africa.	• Our EVP and Head of Human Resources are driving a re-based relationship with organised labour. We are committed to shifting this relationship to a sustainable footing, with reliable expectations and understanding about the roles of management and union and how best to meet the needs of both without resorting to unnecessary conflict. Our Chief Organisational Growth Officer is driving a project to reposition the Social Performance Advisory Committee, with an eye on how it can better serve our ends of values-based decisions. Further, our Chief Organisational Growth Officer (along with our COO) is also driving culture growth programmes per operating segment; as well as a future-ready leadership capability programme (see *Culture growth programme, page 156*). Again directed by our Chief Organisational Growth Officer, we are putting in specific controls at operating segments to address factors causing production interruption. And our Chief Organisational Growth Officer, along with our Chief Social Performance Officer, is addressing organisational integration by incorporating regional capacity, and if necessary leveraging regional know-how to inform better practices across the Group.

IR - 67

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

PURSUING OPPORTUNITIES

In business, every risk comes with opportunity and vice versa. It is incumbent on leadership not only to mitigate against risk but also to convert opportunities into profits and value creation. Broadly, our focus on ESG and green metals is our strategic pivot to embrace the new green economy and to supply the primary resources it demands.

Opportunity	Considerations
1. Commodity applications to help to address climate change, energy and transport, and air pollution	This theme is woven throughout the report and is addressed by our green metals strategy that will build a **Unique Portfolio of Green Metals and Energy Solutions** as the first of our strategic differentiators in our refreshed corporate strategy. One exciting development is the hydrogen economy, which we expect will impact demand for our metals from midway through this decade and sustain it for decades to come. Our exposure to iridium is an excellent opportunity as polymer electrolyte membranes (PEM) become a standard electrolyser technology for generating green hydrogen. We expect that the decline in combustion vehicles will be compensated for by tougher emissions standards, i.e. increased loadings compensating for decreasing volumes. Our 2021 acquisitions and partnerships were all underpinned by the opportunity to move into commodities that help to address climate change and clean energy and transport. In March 2021 we partnered with Johnson Matthey (a world leader in sustainable technologies) to help us identify the metals that will be critical to a low-carbon future.
2. Strengthening the role of investment commodities in the global monetary system	COVID-19 proved that gold remains a safe-haven for investors in times of great uncertainty. While cryptocurrency is attracting significant capital and will most probably continue to do so, the tangibility of gold suggests that in an increasingly virtual world, investors will seek some physical store of value to balance out the risks inherent in virtuality. Further, gold is a credible asset class that can be accredited under responsible mining standards with the traceability to source that can be provided through the application of blockchain tokens. Our investment in Glint speaks to this opportunity with the traceability and ESG accreditation functionality also becoming critical for all our commodity products as an emerging customer requirement.
3. Strategic partnerships	On the back of a successful partnership with DRDGOLD (a commercially smart environmental clean-up operator) we are extending the model of strategic partnerships that are non-core yet complementary. The point is to anticipate what in future will become the most valuable aspects of the supply chains in which we operate and ensure we are part of them. Recent strategic partnerships include a 30% stake in Keliber with the Finnish government, acquired Eramet's Sandouville nickel processing facility in February 2022, Johnson Matthey (mentioned above), a 19.99% stake in New Century Resources (global tailings retreatment), a 7.1% investment in ioneer and option to acquire a 50% interest in the joint venture to develop the Rhyolite Ridge project, and an investment stake in the Verkor Gigabattery facility in France. (*See www.sibanyestillwater.com/news-investors/news/news-releases/2021*) We see the strategic partnership model extending into our involvement in coherent value chains as **Pandemic Resilient Ecosystems**, which is one of the strategic differentiators in our refreshed corporate strategy.
4. Organic growth in a conducive SA investment climate	South Africa's investment climate remains burdened by socio-political challenges, regulatory uncertainty, and unreliable bulk services; hence the need for an elevated hurdle rate for investment. However, the country is still the world's key PGM supplier. Therefore, judicious investment is justified, particularly when twinned with business advocacy for structural reforms that will spur economic growth, reduce employment, shore up property rights and reduce debt. Our capital investments in Burnstone (gold), K4 and Klipfontein (PGM) are well justified, as is our investment in renewable energy to supply our operations. However, should a more favourable socio-political environment develop, it would justify lowering our investment hurdle rate for the country, which could liberate substantial additional investment.
5. ESG as an investment imperative	Research shows that companies with good ESG credentials attract more financing and pay less for that financing. Business is in some respects about marketing and innovation. While we are not involved in marketing to a mass consumer market, it is still important that we develop a strong reputation as a trusted, environmentally conscious and humane supplier of minerals. In 2021 we committed to spending an extra R33 million for mining R&D in South Africa (through Wits and UJ). There was also a broadening of sponsorship to Wits University to the tune of R52 million. In early 2021 we announced a R200 million contribution to the government's vaccination procurement programme. In 2021 there were various initiatives to align the organisation to global ESG standards. (*See Governance in sustainability: our considered decision-making, page 224*). Our **Force for Good** strategic differentiator will elevate this to the next level of impact.
6. Digital first organisation embracing modernised work system	Formalising the SOHO work from home setup is an opportunity to position Sibanye-Stillwater as a digital first organisation. There are some key benefits to SOHO: less commuting, facilitation of transnational teamwork in service of our multinational ambitions, attraction of talent who prefer the flexibility of SOHO. A digital first approach will be particularly effective, should it be pursued in service of our values and culture.
7. Digitalisation and technological advances	Technology companies continue to attract investment and disintermediate those behind the technology curve. We have identified many opportunities to invest in digital technology for improved safety, productivity, working environment, ESG compliance, etc. Most critically we see people at the centre of technological advances, with our **Bionic, Diverse and Inclusive** strategic differentiator set to embrace technological advances working in harmony with our people (*See Harnessing continuous innovation, page 123*).

IR - 68

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

HOW OUR 2021 STRATEGY INTERFACES WITH OUR RELATED RISKS AND OPPORTUNITIES

STRATEGIC FOCUS AREA

		Direct (primary risks)	Indirect risks
1	**Embedding ESG excellence in the way we do business**	**3. ESG CONTRIBUTION AND POSITION** Sustainability as part of ESG not robust enough to lead to a strategic differentiator (but only to compliance)	**9. INVESTOR RELEVANCE** Failure to retain an attractive equity and credit investment case **2. CYBERSECURITY AND IT RISKS** Operations and business management systems compromised; leaks of sensitive information creating liabilities

RELATED OPPORTUNITIES

ESG as an investment imperative

Commodity applications to address climate change, energy and transport, and air pollution

		Direct (primary risks)	Indirect risks
2	**Focusing on safe production and operational excellence**	**1. HEALTH AND SAFETY** Health and safety performance falling short of global mining benchmarks **4. OPERATIONAL EXCELLENCE** Operational excellence not sufficiently embedded to achieve operational performance outperforming peer benchmarks	**2. CYBERSECURITY AND IT RISKS** Operations and business management systems compromised; leaks of sensitive information creating liabilities **5. DIGITISATION, AUTOMATION AND ARTIFICIAL INTELLIGENCE** Failure to transform into a digital first organisation, whereby we don't evolve fast enough and lag competitors in terms of mobility, digitalisation, automation and AI **9. INVESTOR RELEVANCE** Failure to retain an attractive equity and credit investment case

RELATED OPPORTUNITIES

Digitalisation and technological advances

ESG as an investment imperative

		Direct (primary risks)	Indirect risks
3	**Building a values-based culture**	**10. VALUES-BASED CULTURE** Values-based culture is insufficiently functional to secure operational performance outperforming peer benchmarks	**1. HEALTH AND SAFETY** Health and safety performance falling short of global mining benchmarks **3. ESG CONTRIBUTION AND POSITION** Sustainability as part of ESG not robust enough to lead to a strategic differentiator (but only to compliance)

RELATED OPPORTUNITIES

Digital first organisation embracing modernised work systems

IR - 69

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Managing our risks and opportunities within the external environment *continued*

		Direct (primary risks)	Indirect risks
4	Optimising capital allocation	**9. INVESTOR RELEVANCE** Failure to retain an attractive equity and credit investment case	**7. MACRO-ECONOMIC DYNAMICS** Departure from projected (and planned for) economic parameters, commodity prices and exchange rates **9. INVESTOR RELEVANCE** Failure to retain an attractive equity and credit investment case

RELATED OPPORTUNITIES

ESG as an investment imperative

Commodity applications to address climate change, energy and transport, and air pollution

		Direct (primary risks)	Indirect risks
5	Prospering in South Africa's investment climate	**6. PROSPERING IN JURISDICTIONS OF OPERATIONS** Geographical concentration (SA), with high, social, political and regulatory risks	**3. ESG CONTRIBUTION AND POSITION** Sustainability as part of ESG not robust enough to lead to a strategic differentiator (but only to compliance)

RELATED OPPORTUNITIES

Organic growth in a conducive SA investment climate

		Direct (primary risks)	Indirect risks
6	Building an operating portfolio of green metals and related technologies	**9. INVESTOR RELEVANCE** Failure to retain an attractive equity and credit investment case	**9. INVESTOR RELEVANCE** Failure to retain an attractive equity and credit investment case **1. HEALTH AND SAFETY** Health and safety performance falling short of global mining benchmarks

RELATED OPPORTUNITIES

Commodity applications to address climate change, energy and transport, and air pollution

Strategic partnerships

ESG as an investment imperative

Strengthening the role of investment commodities in the global monetary system

IR - 70

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Core Integrated report

Our material issues

Material matters are those that can substantively affect the organisation's ability to create value over time. According to integrated reporting guidelines, our reporting should cover topics that reflect significant economic, environmental and social impacts and that substantively influence decisions.

Our starting point is to consider the purpose of the organisation and how it creates value for stakeholders, noting that value creation can be viewed from different angles of relevance: e.g. purpose, profitability, competitive advantage, operating excellence, innovation, social license to operate, etc. Material issues are those that have an impact on these areas. It could be a quantitative impact (financial, market capitalisation, production volumes) or a qualitative one (e.g. reputation).

We identify and assess our material issues through ongoing business review processes and workshops. We also employed an independent party to prepared and facilitate a materiality workshop in the third quarter of 2021. The workshop included senior executives, and operational and functional specialists.

OUR PROCESS OF DETERMINING MATERIAL ISSUES

STRATEGIC FOCAL POINT AND VALUE CREATION

Our purpose, vision, values and strategy inform the discussion. We considered our materiality against what we stand for and aspire to and what our strategy is to get there. ESG is the key theme in all this and is therefore given primary emphasis in discussion about materiality. Workshop participants considered value creation (given our vision is to be a leader in superior shared value for all stakeholders) in the context of our operating environment, our competitive advantage and our critical resources and relationships.

Participants were also asked to indicate where they think Sibanye-Stillwater could stand out from the rest in ESG strategy and performance. Similarities in responses indicated: A climate resilient business, including green metals, decarbonisation and renewables and community relations and inclusivity.

STAKEHOLDER PERSPECTIVES

We deliberated on external stakeholder perspectives and benchmarks using it as a validation process to material risks. It included peer group analysis, ESG analysts reports, sectorial trends, media reports and analysis, stakeholder and investor reporting analysis. We also considered assessments performed by independent third party reviewers.

Common themes that developed via this assessment were climate change, preservation of natural resources, carbon emissions, health and safety, labour management and community relations.

MATERIAL RISKS AND OPPORTUNITIES

We assessed our Group risk register and considered risk movement (increasing or decreasing) from the previous year. We undertook peer risk benchmarking, considering what key competitors deem as material. We also reviewed sectorial trends and thought leadership analysis performed by Deloitte.

Part of this review asked participants to indicate the top trend or emerging risk and opportunity that will redefine the mining industry. Responses varied but technology, innovation and digitalisation featured prominently with social licence to operate highlighted.

VALUE DRIVER ALIGNMENT

The value drivers considered during the workshop were financial, operational and growth, environmental, social and governance. Participants were asked to complete a value-driver assessment (considering the inputs discussed during the workshop) and ranked the material issues accordingly. These issues are displayed in the relationship map that follows.

IR - 71

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Our material issues *continued*

MATERIAL ISSUES RELATIONSHIP MAP

Typically, material issues are map according to impact on business and stakeholders. We have refreshed this thinking and provide a relationship between material issues and our top risks. Opportunities unlocked bring value to stakeholders and therefore it is for Sibanye-Stillwater important to understand the relationship between material issues and our opportunities. Therefore, this relationship map demonstrates material issues in relation to our opportunities as defined on *page 68* (X-axis) and our top risks *page 54* (Y-axis). The material issue relationship to risks and opportunities can be linked to more than one risk or opportunity, but the map demonstrates the most apparent risk or opportunity relationship with the material issue. The size of the circle of each material issue is representative of the impact and/or interest of our stakeholders – thus the larger the circle, the more significant the stakeholder impact or interest.

MATERIAL ISSUES: RELATIONSHIP MAP
Top risks
Opportunities
Strategic focus areas
Embedding ESG excellence as the way we do business
Focusing on safe production and operational excellence
Building a values-based culture
Optimising capital allocation
Prospering in South Africa's investment climate
Building an operating portfolio of green metals and related technologies

	Material issue	Refer to	Strategic focus area
1	**Workplace safety** *Indicators assured: Number of fatalities; total recordable injury frequency rate, Page 266*	*Safe production Page 131*	
2	**Profitability** *Audit of consolidated financial statements, AFS*	*Chief Financial Officer's report Page 90*	
3	**Climate change, energy supply and consumption** *Indicators assured: Total CO_2e emissions: Scope 1, 2 and 3; electricity consumed, and Diesel usage, Page 268*	*Minimising our environmental impact Page 179*	
4	**Social licence to operate** *Indicators assured: Total socio-economic development (SED) spend, Total approved social and labour plan project spend, Total B-BBEE procurement spend, Page 268*	*Socioeconomic development Page 207*	
5	**Capital allocation** *Audit of consolidated financial statements, AFS*	*Chief Financial Officer's report Page 89*	
6	**Culture and values** *Refer to culture assessments, Page 156*	*Empowering our workforce Page 153*	
7	**Licence to operate** *Indicators assured: Total approved social and labour plan project spend, Total B-BBEE procurement spend, Page 268*	*Corporate governance Page 12 and Socioeconomic development Page 207*	
8	**Embracing technology and digital evolution** *Refer to our research and development partnerships, strategic initiatives and future focus, Page 123 – 126*	*Harnessing continuous innovation Page 123*	
9	**Gender diversity and transformation** *Indicators assured: HDP representation: Top, senior, middle and junior management, Page 268*	*Refer to Empowering our workforce Page 153*	
10	**Water management** *Indicators assured: Total water withdrawn, Page 268*	*Minimising our environmental impact Page 179*	

IR - 72

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Core Integrated report

Engaging with our stakeholders

OUTCOMES DESIRED
Clean water/ air/land
Upliftment
Membership
Better lives
Fair market access
Socio-economic stability
Economic value
STAKEHOLDERS
ENVIRONMENT
SHAREHOLDERS
COMMUNITIES
ORGANISED LABOUR
EMPLOYEES
CUSTOMERS
GOVERNMENT
OPERATING PILLARS AFFECTED
Safety, health and wellness

Sibanye Stillwater
CARES
about our...
Costs
Quality
Volume

WHAT WE DID IN 2021

SUCCESSES

- Completed the first phase on collaborating with interested stakeholders to promote developmental interventions at Marikana
- Successful wage agreement at our East Boulder mine
- Hosted our first ESG-focused investor and supplier days

CHALLENGES

- Failure of negotiations to prevent strike action at our SA gold operations

The canopy of our Umdoni tree denotes our stakeholders

Our CARES values and Stakeholder Engagement Policy Statement (*www.sibanyestillwater.com/sustainability/ reports-policies/*) guide our approach to engagement. Our stakeholders are depicted in our Umdoni tree icon. The trunk of the tree is our workforce, while the canopy denotes our stakeholders, with the fruit signifying the value we bring to them.

Stakeholder engagement is integrated into our business processes. The quality of our stakeholder relationships determines our social licence to operate. In our engagements we listen to and acknowledge various stakeholder perspectives, noting that we must balance the needs of various parties, some of whom have competing interests. We improve our stakeholder relationships by responding to local sensitivities, considering the context, and making use of independent monitoring.

In 2021, we continued to build a social compact with stakeholders at our South African operations as we endeavour to emulate the excellent understanding and cooperation achieved through our Good Neighbor Agreement (GNA) in the US. Work in South Africa was undertaken to develop an in-depth understanding of dynamics between various community stakeholders and Sibanye-Stillwater, as well as to identify any hindrance to trust building.

In the US, stakeholder engagement is guided by the GNA. In the 21 years of the GNA's existence, there has been no formal conflict, no arbitration and no environmental litigation – a significant achievement for any mining company.

IR - 73

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Engaging with our stakeholders *continued*

Nature of relationship in 2021: Constructive | Cordial | Strained

COMMUNITIES: SA

Why we engage

In South Africa, mining companies face pressure from doorstep communities to deliver socioeconomic opportunities. Communities can disrupt operations should they feel they are being denied opportunity and that 'outsiders' are benefitting from mineral resources while they remain in poverty.

We engage with these communities for two reasons: 1) Help them take advantage of available opportunities that we offer; 2) Learn from them how we can help to expand socioeconomic opportunities.

We have a grievance mechanism in place for communities to raise concerns. Further detail is available on *page 213*.

Related top strategic focus: Embedding ESG excellence as the way we do business / Prospering in South Africa's investment climate

Related top residual risks:

- Prospering in jurisdiction of operations: Geographical concentration (SA) with high social, political and regulatory risks
- ESG contribution and position: Sustainability as part of ESG not robust enough to lead a strategic differentiator

Opportunities:

- Strategic partnership
- ESG as an investment imperative

Our material issue:

- Social licence to operate
- Licence to operate

In October 2021, Sibanye-Stillwater's Community Engagement and Development Department had a Pastors Engagement Forum with religious leaders from different faith denominations. We have a long-standing relationship with faith-based leaders and have since 2020, been delivering a community-based food security project at the SA PGM operations.

How we engage	Material issues to both parties in 2021	Our response and strategy to enhance the quality of our relationship
COVID-19 has changed the way we engage, making contact that much harder. But under normal conditions our primary methods of engagement are: • community engagement forums which meet quarterly, or as required • community complaints hotline • workshops • open days • written communications (reports and letters) Resources for meaningful stakeholder engagement are set out in our social performance toolkit: 1) Clarify and align government and industry roles; 2) Understand local context; 3) Start early with a long-term perspective; 4) Build capacities and prepare well; 5) Embed community engagement in the organisation and value-chain; 6) Build trust in the information processes; 7) Assess the effectiveness processes and the value of outcomes.	The principal issues of concern continued to be a perceived lack of procurement opportunities for local suppliers, and demands for employment. Notwithstanding 2021 being an election year in South Africa, and the period characterised by protest, there was a decrease in protest targeted at the company. There were minor incidents reported in the SA gold operations with the majority in the SA PGM operations. Key drivers of community dissatisfaction are procurement and recruitment opportunities.	We established the Social Closure Working Group to guide decisions on how we support post mining communities. We developed a stakeholder perception and satisfaction index, which we will assess in early 2022. The Letsema Process was introduced in Marikana with the aim of creating social cohesion and delivering on our social compact at our PGM operations. We have added ESG awareness as an ongoing item for community engagement forum (CEF) agendas. We also commissioned and released a social return on investment report in Q2 2021 that reflects on our community programmes.

OUTLOOK

As per the Zambezi Protocol, Sibanye-Stillwater is dedicated to helping Africa optimise its mineral resources based on a foundation of trust and constructive partnerships between government, business, labour and doorstep communities.

The Group is working on a formalised cooperative relationship agreement for its SA operations; and is taking lead from the highly successful GNA at the US operations. Current initiatives concerning a social compact include a stakeholder trust building project in the Free State, and in the North West we are developing a blueprint for social compacting.

IR - 74

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Engaging with our stakeholders *continued*

Nature of relationship in 2021: Constructive I Cordial I Strained

COMMUNITIES: US

Why we engage

As is the case in South Africa, it is the host communities who primarily confer moral license to exploit mining resources. In the US our relationship with these communities is mainly mediated through the GNA, established in 2000. This is an agreement between our US operations and the surrounding communities, represented by the Northern Plains Resource Council, the Stillwater Protective Association and the Cottonwood Resource Council.

The GNA provides an innovative framework for the protection of the natural environment while encouraging responsible economic development. It legally binds us to certain commitments and holds us to a higher standard than that required by federal and state regulatory processes. Although the GNA is a legally binding contract, it has over the years evolved and has become a living document that can be adapted as the need arises.

Our commitments include transparent and productive interaction with all affected stakeholders, using the GNA as a vehicle for dispute resolution and positive stakeholder engagement. For more information refer to the Good Neighbor Agreement fact sheet.

The interaction with both the local communities and the neighbouring landowners (through the GNA) is constructive.

Related top strategic focus: Embedding ESG excellence as the way we do business

Related top residual risks:

Opportunities:

- Strategic partnership
- ESG as an investment imperative

Our material issue:

- Social licence to operate
- Licence to operate

"August 2021 the US operations celebrated another successful cohort of summer interns and awarded two scholarships."

How we engage	Material issues to both parties in 2021	Our response and strategy to enhance the quality of our relationship
Routine interaction with community organisations	• Enhancing the nature and frequency of engagement with communities and affected parties • Emergency preparedness	• The US PGM formal stakeholder engagement process, which will be in place by the end of 2022 • Over the course of 2021, the company engaged in a number of significant stakeholder interactions, including conversations with the Boulder River Watershed group and Sweet Grass County, and worked with the Good Neighbor Councils on the company's Emergency Preparedness Plan

OUTLOOK

The relationship with our US community stakeholders, as well as with the neighbouring landowners is anticipated to remain constructive as we continue to be guided by the tenets of the GNA.

IR - 75

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Engaging with our stakeholders *continued*

Nature of relationship in 2021: Constructive | Cordial | Strained

EMPLOYEES (INCLUDING ORGANISED LABOUR)

Why we engage

Sibanye-Stillwater employs more than 84,981 people at its SA and US operations. As part of sound HR practices and constructive relationships with unions, it is imperative we build trust and understanding with employees through engagement.

Related top strategic focus: Prospering in South Africa's investment climate / Building a values-based culture

Related top residual risks:

Opportunities:

- Organic growth in a conducive SA investment climate
- Digital-first organisation embracing modernised work systems

Our material issue:

- Workforce safety
- Culture and values
- Social licence to operate
- Risk management
- Gender, diversity and transformation

How we engage

2021 proved a milestone with the launch of the WeAreOne mobile communications app. Other forms of engagement include:

- Face-to-face engagement/meetings
- Company briefs
- Text messages
- Podcasts

We engage with recognised trade unions through:

- Formal meetings
- National Leadership Forum and regional meetings, which take place every quarter

Various options, formally and informally, are available to employees to raise concerns or to log a grievance.

Material issues to both parties in 2021

- Creating a values-based organisational culture
- The target of zero harm has yet to be achieved and a safe working environment remains a pressing concern for both parties
- Mitigating the impact of COVID-19 on our employees and operations
- Remuneration during the lockdowns and 'stay-at-home' protocols
- Wage negotiations
- Gender diversity

Our response and strategy to enhance the quality of our relationship

- We persevered with our Group-wide culture growth programme, the aim of which is to unite and align employee behaviours and actions behind a shared, inclusive values-based culture.
- Quarterly safety engagements with the union representatives and DMRE; and safety summits. (See *Continuous safe production page 131*)
- Quarterly employee updates are provided by the operational executive vice presidents and strategic conversations are held by the C-suite to allow for interaction on performance and strategic focus areas.

OUTLOOK

Continued focus on having an engaged workforce. 2022 wage negotiations at the SA PGM operations will be another test on progress on employee commitment and support for the operations which have been flourishing under the Sibanye-Stillwater management.

16
DAYS
OF ACTIVISM
FOR NO VIOLENCE AGAINST WOMEN AND CHILDREN
BREAK THE SILENCE
NO EXCUSE FOR ABUSE
Play Your Part
Call: 0800 611 147
WOMEN IN MINING
Sibanye Stillwater

Sibanye Stillwater
We all have access to decent work, and a safe and healthy work environment.
Please report unethical behaviour to tip-offs anonymous on 0800 001 987.
Human Rights inside and out.
RESPECT

Sibanye Stillwater
Harassment and bullying will not be tolerated. All individuals will be treated with dignity and respect.
Please report unethical behaviour to tip-offs anonymous on 0800 001 987.
Human Rights inside and out.
SAFETY

Sibanye Stillwater
No room for discrimination at our operations.
Please report unethical behaviour to tip-offs anonymous on 0800 001 987.
Human Rights inside and out.
ENABLING

IR - 76

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Engaging with our stakeholders *continued*

Nature of relationship in 2021: **Constructive** I Cordial I Strained

INVESTORS AND CAPITAL PROVIDERS

Why we engage

It is important that we understand the requirements and concerns of investors and providers of capital and that we are aligned on our long-term vision. We support the principles of integrated reporting, by which long-term value creation is key. And therefore it is imperative that we get buy-in from investors for our long-term vision to return reasonable profits their way; as well as superior value for our social partners. It is important that we understand the concerns and requirements of investors.

Our relationship with our investors and shareholders was constructive and all management proposals brought to the AGM were approved by an overwhelming majority.

Related top strategic focus: Embedding ESG excellence as the way we do business / Focusing on safe production and operational excellence / Building an operating portfolio of green metals and related technologies

Related top residual risks:

- Macro-economic dynamics: Departure from projected (and planned for) economic parameters, commodity prices and exchange rates
- Competitive landscape: Adverse strategic actions by competitions and roleplayers
- Investor relevance: Failure to retain an attractive equity and credit investment case

Opportunities:

- Strategic partnerships
- ESG as an investment imperative

Our material issue:

- Workplace safety
- Profitability
- Capital allocation
- Financing
- Climate change, energy supply and consumption

How we engage	Material issues to both parties in 2021	Our response and strategy to enhance the quality of our relationship
• Investor meetings – one-on-one and group • Telephone and conference calls • Conferences • Formal, regular reporting • Company and regulatory announcements Our processes of engagement with our investor stakeholders were not materially impacted by the COVID-19 pandemic as we were largely able to engage and conduct meetings via digital platforms.	• Safety and ESG performance • Market demand for our commodities	• Responsible management of Sibanye-Stillwater's financial position to ensure that we continue to meet stakeholder expectations • Investors receive regular updates relating to all material matters

OUTLOOK

Positive, with a focus on increasing the understanding of our new strategy and the role green metals will play in the Group. Expect to receive an increase interest in the diversified/general investor pool.

IR - 77

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Engaging with our stakeholders *continued*

Nature of relationship in 2021: Constructive I Cordial I Strained

GOVERNMENT AND REGULATORS

Why we engage

We must engage with government and regulators, particularly in South Africa, to remind them of our importance, as a large mining corporation, in contributing to the fiscus, providing jobs, uplifting poor communities, training people, and improving infrastructure. We also engage with government to lobby for consistent, far-sighted policy that encourages investment in our sector.

Related top strategic focus: Prospering in South Africa's investment climate / Focusing on safe production and operational excellence

Related top residual risks:

- Prospering in jurisdictions of operations: geographical concentration (SA), with high social political and regulatory risks
- Health and Safety: Health and safety performance falling short of global mining benchmarks
- ESG contributions and position: Sustainability as part of ESG not robust enough to lead to a strategic differentiator

Opportunities:

- Organic growth in a conducive SA investment climate

Our material issue:

- Workplace safety
- Licence to operate
- Climate change, energy supply and consumption

"In 2021, hosted the Department of Mineral Resources and Energy (DMRE) and Department of Health to observe the COVID-19 vaccination programme at our SA PGM operations."

How we engage	Material issues to both parties in 2021	Our response and strategy to enhance the quality of our relationship
• Monthly and quarterly meetings held with various government departments; ad hoc meetings when the need arises • Written reports • Engagement is also undertaken through industry bodies such as the Minerals Council South Africa and the National Mining Association in the US	• Compliance and pace • Delivery on SLP commitments • B-BBEE compliance • Safe restart of operations post COVID-19 lockdown • Regulatory uncertainty	• Detailed project plans with defined timelines were communicated to the DMRE • We pursued open and robust discussions on the topic of BEE shareholding, considering the High Court ruling on the 'once empowered, always empowered' principle • We worked with government to facilitate a safe restart of our operations in line with all applicable regulations • We continued to work in partnership with industry bodies to find solutions to regulatory challenges

OUTLOOK

In South Africa, we will continue to rebase trust with government at different levels and enhance our participation in the District Development Model initiatives in areas around our operations so we can achieve our common goal of improved living conditions and economic prosperity.

IR - 78

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Engaging with our stakeholders *continued*

Nature of relationship in 2021: Constructive I Cordial I Strained

SUPPLIERS AND CUSTOMERS

Why we engage

One reason we engage with suppliers is to improve the ESG credentials of our value chain, something that is important for a range of stakeholders, including government, customers and Non Governmental Organisations (NGOs).

In terms of customers, the automotive industry is our main PGM customer category.

Two toll-free lines are available to report any irregularities and misconduct. These lines are independently managed to ensure confidentiality.

Related top strategic focus: Embedding ESG excellence as the way we do business / Building an operating portfolio of green metals and related technologies

Related top residual risks:

- Operational excellence: Operational excellence not sufficiently embedded to achieve operational performance outperforming peer benchmarks
- Health and Safety: Health and safety performance falling short of global mining benchmarks

Opportunities:

- Strategic partnerships

Our material issue:

- Workplace safety
- Climate change, energy supply and consumption
- Profitability
- Licence to operate

How we engage	Material issues to both parties in 2021	Our response and strategy to enhance the quality of our relationship
• Continuous engagements through written media, as well as workshops • Customers are engaged through the marketing function and continuous engagement	• Transparency in the procurement process • Ensuring support during the COVID-19 pandemic • Maintaining close relationship with key customers, we acquire market intelligence and an understanding of trends. Complying to long-term supply agreements with our customers • Increasing number of engagements on ESG topics, responsible sourcing, security, social topics and carbon in particular. We also engage with customers on the outcomes of our sustainability audits and progress on improvement areas	• We have instituted the Coupa procurement system at our SA operations. This will improve tracking, cost control and compliance, streamline supplier registration and help smaller entrepreneurs become part of our supply chain. See *Socioeconomic development, page 207* • In late 2021, we engaged large suppliers on their empowerment status. We assist companies willing to pursue empowerment transactions to enhance their B-BBEE status. See *Socioeconomic development, page 207* • In 2021 we gained certification of responsible sourcing from the London Platinum and Palladium Market (LPPM)

OUTLOOK

Increased engagement about responsible sourcing and dedicated focus on ESG compliance by customers and from the Group to suppliers.

IR - 79

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Core Integrated report

How we create value: our business model

INPUTS Key resources and relationships needed for value creation

NATURAL CAPITAL

- **Mineral Reserves:**
  - 2021 Mineral Reserves (72.5Moz); 2020 Mineral Reserves (81.9Moz)
- **Land under management:**
  - 63,891ha in SA (2020: 63,891ha)
  - 650ha in US (2020: 650ha)
- **Volume of rock extracted:**
  - PGM39.7Mt (2020: 33.9Mt) gold 44.4Mt (2020: 41.2Mt)
- **Resources consumed:**
  - 47,649Ml water (2020: 48,396Ml)
  - 6.59TWh electricity (2020: 6.19TWh)
  - 34,105kl diesel (2020: 29,581kl)

FINANCIAL CAPITAL

- Equity, debt and cash flow used to enhance other resource inputs
- R12.7bn/US$862m spent to sustain and grow the business (2020: R9.6bn/US$584m)

HUMAN CAPITAL

- An empowered workforce totalling 84,981 permanent and contract employees across the Group (2020: 84,775)
- R 969m invested at the SA and 5.7m at US operations in training and skills development (2020: R790m/US$5.65m)
- Committed leadership and their development
- Group-wide cultural transformation programme underway

MANUFACTURED CAPITAL

- Mining rights and leases
- Operational infrastructure, associated infrastructure and equipment
- Production costs 2021: R101bn/US$7bn (2020: R76bn/US$4.6bn)
- Capital expenditure (growth projects) of 2021: R3bn/US$208m (2020: R2.6bn/US$161m)
- Expenditure on sustaining the business and ore reserve development 2021: R9.7bn/US$653m (2020: R7bn/ US$423m)

SOCIAL AND RELATIONSHIP CAPITAL

- Culture assessment with employees and contractors through "under the tree" sessions
- Partnerships with government on human settlements, and flagship social closure project (Bokamoso Ba Rona (BBR))
- Confidence from shareholders and investors
- Capacity building of local municipalities and traditional authorities
- Embarked on supplier and contractor, ESG assessments

INTELLECTUAL CAPITAL

- Optimised mining and processing processes underpinned by institutional knowledge, intellectual property, company culture and operating systems
- Skills and expertise required in being one of the world's largest PGM producer
- New acquisition grows the talent pool and introduces new skills for continuous learning

Our strategy to create and sustain value
PRIMARY BUSINESS ACTIVITIES

BUSINESS ACTIVITIES ACROSS OUR VALUE CHAIN

ACQUIRE AND MINE

- Primary producer of platinum, palladium and rhodium and top tier gold producer
- Entering into battery metals and building a green metals portfolio – acquired three battery metals-related acquisitions in 2021

EXTRACT, PROCESS AND REFINE

- Our value chain for 2021 included the mining, refining and marketing of precious metals

ENVIRONMENTALLY MANAGE AND REHABILITATE

- Increased equity interest in DRDGOLD a specialist in the recovery of residue metal from retreatment of surface tailings
- Increased exposure to circular economy – our autocatalyst recycling facility in the US

SALES AND MARKETING

- PGMs' particular combination of their chemical and physical properties – making it valuable in their end-markets. PGMs have a high and specific catalytic activity, high thermal resistance and biocompatibility with platinum, palladium and rhodium used in higher-volume industrial and medical application with iridium and ruthenium having a niche high technology application

For more information on risks, see *Managing our risks and opportunities within the external operating environment*

IR - 80

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

How we create value: our business model *continued*

OPERATING CONTEXT

SENSITIVITY ANALYSIS

- Foreign currency sensitivity on borrowings – a one percentage point change in the SA rand closing exchange rate of R15.94/US$ would have changed the profit for the 2021 year by R50 million
- US PGM operations royalties paid – every US$100/2E oz increase in the basket price resulted in a US$9/2E oz royalty increase in All-in-sustaining cost, adding ~ US$17/2E oz to the 2021 AISC/2E oz
- Interest rate sensitivity – the Group had R1,416 million of borrowings which were exposed to changes in the London Inter-bank Offered Rate (LIBOR) and a 1% change in the LIBOR rate would change the Group's interest expense by R14 million

Factors impacting our ability to create and preserve value in 2021

- COVID-19 (See *material issue 1, page 72*)
- Uncertain global and local economic conditions (See *material issue 2, page 72*)
- Heightened geopolitical tension and risk (See *material issue 4, page 72*)
- Basket commodity price sensitivity and currency volatility (See *material issue 2, page 72*)
- Rising operating costs (See *material issue 2, page 72*)
- Electricity supply uncertainties in South Africa (See *material issue 3, page 72*)
- Challenges in regulatory and policy environments (See *material issue 7, page 72*)
- Physical and transition impacts of climate change (See *material issue 3, page 72*)
- Expectations of host communities (See *material issue 4, page 72*)

OUTPUTS AND BY-PRODUCTS

OUTPUTS[1]

- **Platinum** 1,251,708oz (2020: 1,074,585oz)
- **Palladium** 1,007,495oz (2020: 938,519oz)
- **Rhodium** 165,454oz (2020:132,079oz)
- **Gold** 1,115,348oz (2020: 1,016,950oz)[2]
- **3E PGMs recycled** 755,149oz (2020: 840,170oz)

MINING BY-PRODUCT

- **Tailings** 47.88Mt (2020: 37.82Mt)
- **Waste rock** 3.73Mt (2020: 4.23Mt)
- **Hazardous waste to landfill** 68,796.01t (2020: 48,918.20t)

OUR PROFIT FORMULA

REVENUE STREAMS (2021)

- **Platinum sales** (12% of revenue)
- **Palladium sales** (31% of revenue)
- **Rhodium sales** (35% of revenue)
- **Gold sales** (17% of revenue)

KEY COST DRIVERS

- **Ore reserve development** (R5.5bn/US$376m))
- **Production costs** (R101bn/US$7bn)
- **Capital expenditure (growth projects)** (R3.1bn/US$208m)

SOURCES OF COMPETITIVE ADVANTAGE

- Geographic and product diversity and cash-generative assets
- Mine-to-market PGM pipeline on two continents, including recycling
- Ability to deliver strategic transactions and partnerships
- Agile and adaptable leadership, with extensive experience

[1] *Excluding 3E recycled ounces*

[2] *From PGM and SA gold operations*

IR - 81

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

How we create value: our business model *continued*

OUTCOMES The material impacts of our activities on our key resources and relationships

ALIGNING OUTCOMES WITH SDGs

NATURAL CAPITAL

- Total GHG emissions (scope 1 and 2): 7,302Mt CO_2e (2020: 6.695Mt CO_2e)
- Carbon intensity: 0.16t CO_2e per tonne milled (2020: 0.18t CO_2e per tonne)
- R4m/US$0.3m paid in carbon taxes (2020:R5.2m/US$0.3m)
- Five level 3 environmental incidents (2020: five)
- 1,697 Ml reduction in net water used (2020: 1,513 Ml)
- 6,042 hectares disturbed by our mining activities (2020: 6,042)

FINANCIAL CAPITAL

- Revenue R172bn/US$11.6bn (2020: R127bn/US$7.7bn)
- Net cash increased from R3.1bn/US$210m to R11.5bn/US$719million
- Headline earnings of R36.9bn/US$2.5bn (2020: R29.1bn/US$1.8bn)
- Share price decreased by (18)% to R49.10/US$3.32 per share at year-end (2020: 67% increased to R60.00/US$15.89 per share)
- Market capitalisation of R169bn/US$11.5bn (2020: R175bn/US$12bn)
- Total dividends of R18.1bn/US$1.2bn paid/declared for 2021 (2020: R10.7bn/US$729m)

HUMAN CAPITAL

- Tragically, there were 6 fatalities at the SA PGM, 12 fatalities at the Gold operations and at 2 fatalities at our US operations (2020: nine)
- Recorded an overall increase in the number of lost-time injuries to 951 (2020: 840)
- R26.2bn/US$1.8bn paid in salaries and wages to employees (2020: R23.8bn/US$1.4bn)
- Focus on gender diversity has increased – 14.4% of all employees are female (2020: 13.3%) and female board members increased to 30.8% in 2021 (2020: 25%)

MANUFACTURED CAPITAL

- Acquire 19.99% in New Century Resources Ltd – zinc tailings reprocessing
- Progressed the SA gold 50MW Solar, generation project to reduce our dependence on Eskom and fossil fuel-generated electricity

SOCIAL AND RELATIONSHIP CAPITAL

- R36.9bn/US$2.5bn in total economic value generated (2020: R29.1bn/US$1.8bn)
- Maintained the Good Neighbor Agreement
- Invested R2.2 bn/US$149m on social and labour plans and CSI (2020: R1.8bn/ US$108m)
- Responsible and preferential local procurement of R16,442 million (2020: R12.6bn) in South Africa
- R17.9bn/US$1.2bn paid in taxes and royalties (2020: R6.5bn/US$396m)
- Robust relations with the governments in South Africa and in the US
- SA gold operations protected strike commenced 09 March 2022 (** total workdays lost to strike action)

INTELLECTUAL CAPITAL

- Invested in developing and maintaining the Company's mining processes, operating systems and company culture, including through our investments in skills development, research and development, and increasing digitalisation of processes across our operations
- Invested R55 million in innovation and technology (2020: R52 million)
- Supported 691 bursaries at tertiary level (2020: 479) (numbers inclusive of bursaries that was retained from previous year)

● Value created ● Value preserved ● Value eroded

IR - 82

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

How we create value: our business model *continued*

VALUE CREATED

Sibanye Stillwater
CARES
about our...

FOR OUR STAKEHOLDERS	FOR SIBANYE-STILLWATER	LONG-TERM VALUE
Employees and organised labour		
• Fair and responsible remuneration • Development of skills results in greater employability • Access to employee benefits such as medical aid • Protecting jobs during COVID-19 and financially supporting non-working employees	• Stable, engaged and empowered workforce • Constructive and improved relations with unions • Safer working environment • Enhanced productivity • Attract talent and skills to the Group	• Employment over the medium to long term equates to sustained wage and salary income for our employees who are then able to provide for and support their families over many years • Inflation related wage increases paid
Shareholders		
• Record and industry-leading dividend declared and paid	• Increase in share price contributes to stronger market capitalisation and enhanced return on investment • Reduction of the debt burden	• Realise substantial return on investment for shareholders
Communities		
• Creation of jobs through employment and procurement • Provision of much-needed services such as health and education • Improved general living conditions	• Improved engagement with our doorstep communities to enhance the acceptance of our impact (social licence to operate) • Fewer disruptions caused by community protests • Enhanced reputation	• Our focus on creating physical and social infrastructure, and implementing socioeconomic development programmes and creating opportunities so that doorstep communities are sustainably uplifted and empowered
Government and regulators		
• Taxes and royalties contribute to the national fiscus • Positive contribution to district/local economies	• Stable relationship with governments and regulators • Public-private partnerships	• Our contribution towards ongoing payment of taxes and royalties contributes to the national fiscus' broader infrastructure and socioeconomic development objectives • Policy and regulatory certainty
Suppliers and customers		
• Steady and reliable market for goods and services • Local procurement boosts local economic activity • Products comply with specifications	• Maintaining our licence to operate • Revenue generation from sold product	• The incubation and contracting of SMME businesses, particularly those situated in our doorstep communities, fosters economic growth and a healthier economic system • Fostering a long-term relationship with customers
Environment		
• The products we produce assist in lowering harmful emissions through exhaust systems of automobiles and are expected to play a vital role in the future hydrogen economy • We do our utmost to ensure that the erosion of this value is kept to the absolute minimum • Working towards our 2040 target of being carbon neutral	• Reduced environmental and carbon footprint • Lower operating costs on the back of improved water and energy efficiencies • Diversification of mineral portfolio to respond to cleaner energy opportunity	• Our rehabilitation and biodiversity programmes can assist the land impacted by our activities to recover to a usable and habitable status

IR - 83

02 | OUR BUSINESS AND LEADERSHIP | **WHAT DRIVES US** | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Core Integrated report

Capital trade-offs: strategic management for optimum value creation

We recognise that there is a constant flow between and within capitals as they are created or eroded. Daily decisions which result in capital trade-offs are causal to these interdependencies. The following captures a selection of key trade-offs through which various capital stocks were enhanced or depleted through our operations. Further, the decision to select the following key trade-offs was informed by our material issues, risk universe and 2021 strategic focus areas. Although this is not an exhaustive list, the below provides an overview of how we draw the links between our capital components that influence value creation over time.

1 Our commitment to zero harm overrides meeting short-term production targets

- Our commitment to maintaining a safe working environment and to delivering on our ultimate aspiration of Zero Harm, underpins all our activities
- Voluntary work stoppages are implemented when there are clearly identified risks, affirming our core principle of zero harm safety over meeting production targets
- Investment of financial capital and workforce time to secure health and safety improvement and management across all aspects of our operations

2021 Strategic focus areas

SDGs impacted

Capitals impacted

Capital	Impact
Human Capital	Time invested in safety training by staff
	More effective trained workforce with an embedded safety culture
	Reductions in incidents and fatalities over time – (e.g. 13 million fatality free shifts for PGM plants and concentrators)
	Safeguarding the lives of our employees daily
	20 fatalities and 6.02 LTIFR despite our efforts
	Potential for fewer jobs if safer technologies replace certain high risk activities
Financial Capital	Costs incurred from capital invested in safety programmes, initiatives, and technologies
	Reduced stoppages as a result of improved safety sustains stable production
	Lost production time from stoppages
	Reduced care and maintenance costs
	Reduced legal liabilities and remedial costs
Social and Relationship Capital	Safe production in line with ICMM requirements
	Reduced trust or perception
Intellectual Capital	Technical capabilities and expertise, safety certification, zero harm framework, deployment of new technology
Manufactured Capital	Investment in new safe technologies

● Value created ● Value preserved ● Value eroded

IR - 84

02 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Capital trade-offs: strategic management for optimum value creation *continued*

2 Disrupting traditional ways of work to embrace our position as a digital-first organisation

- By embracing digital-first we are making significant investments in new technologies, adopting modernised work systems, and supporting more flexible remote working patterns
- Our drive to become a digital-first organisation is disrupting traditional ways of working, resulting in some potentially significant changes in terms of people, plant, and processes

2021 Strategic focus areas

SDGs impacted

9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
13 CLIMATE ACTION
17 PARTNERSHIPS FOR THE GOALS

Capitals impacted

Capital	Impact
Financial Capital	● Substantial financial investment in technology innovation (value eroded) ● Delivering enhanced efficiencies and creating new market opportunities (value created)
Human Capital	● Key benefits to employees: less commuting, facilitation of transnational teamwork, access to greater pool of global talent through remote working (value created) ● Improved safety, productivity and working environment through new technologies (value created) ● Skills retention and attraction owing to ease-of-work and remote opportunities (value preserved) ● Potential job losses and changes to existing tasks as digital technology replaces existing work needs (value eroded)
Social and Relationship Capital	● Possible erosion of in-person relationship building and personal connection (value eroded) ● Potential to increase diversity and inclusion (value created)
Natural Capital	● Environmental benefits through enhanced operational efficiencies and productivity (value created) ● Environmental cost associated with e-waste and emissions from energy-intensive data centre (value eroded)
Intellectual Capital	● Investing in technologies, systems and processes (value created) ● Sibanye-Stillwater iXS technology incubation and development initiative, data security and protection (value created) ● Key capacity and capability constraints limiting digital transformation (value eroded) ● WITS University Digimine partnership (value created)
Manufactured Capital	● Existing plant and equipment becomes obsolete (value eroded) ● Commitment to continuous improvement and updates maintains digital infrastructure (value preserved) ● Global supply chain shortage impacting the availability of technology (value eroded)

● Value created ● Value preserved ● Value eroded

IR - 85

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Capital trade-offs: strategic management for optimum value creation *continued*

3 Mining non-renewable mineral resources to advance our green metals strategy

- To position Sibanye-Stillwater as a key resource player in the emerging low-carbon economy, we are making substantial investments in exploration, mining and acquisition through our green metals strategy
- These investments and activities carry financial risks and have associated social and environmental impacts, but offer significant long-term benefits in providing the resources necessary to effect the transition to a "Net Zero" economy

2021 Strategic focus areas

SDGs impacted

6 CLEAN WATER AND SANITATION | 7 AFFORDABLE AND CLEAN ENERGY | 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE | 11 SUSTAINABLE CITIES AND COMMUNITIES | 13 CLIMATE ACTION

Capitals impacted

Financial Capital	• Costs incurred in investment in green metals strategy • Protecting share price through improved reputation and fulfilling the ESG agenda • Potential access to green financing • Financial sustainability and agility in the face of volatile global dynamics
Natural Capital	• Negative environmental impacts associated with exploration and extraction of 'green metals' • Role of metals in supporting the transition to a lower-carbon economy
Social and Relationship Capital	• Employment opportunities through growth • Supplying the green economy with metals – supports wider value chain and new growth opportunities relating to green technology • Perceived negative social/local community impact of mining
Manufactured Capital	• Investment in new plant, equipment and technologies
Intellectual Capital	• Increased geographical and product diversity • Stimulating innovation in green energy and battery metal intelligence • Upskilling as pioneers in the sector
Human Capital	• Employment opportunities and opportunities to upskill • Potential long-term health impacts on employees through occupational hygiene exposure

● Value created ● Value preserved ● Value eroded

IR - 86

02 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Capital trade-offs: strategic management for optimum value creation *continued*

4 Protecting workers' rights to a fair wage and upholding our social licence to operate, while ensuring the Company's viability in an increasingly competitive environment

- We recognise and protect workers' fundamental right to freedom of association and collective bargaining, and hold periodic wage negotiations to agree fair remuneration
- We recognise that paying fair wages and building trust through proactive employee engagement is key to maintaining productivity and fostering broader social stability
- We seek to balance these priorities with the need to maintain our competitiveness on increasingly production costs curves
- Clear wage dispute resolution mechanisms are in place to prevent industrial action
- There were no industrial actions recorded at any of the Group's operations in 2021
- In March 2022, two of the unions (NUM and AMCU) started protected strike action due to not accepting the wage offer at the SA gold operations

2021 Strategic focus areas

SDGs impacted 8 DECENT WORK AND ECONOMIC GROWTH; 10 REDUCED INEQUALITIES

Capitals impacted

Financial Capital	● Periodic wage increases (Value eroded) ● Costs incurred from any productivity decline during industrial action (Value eroded) ● Longer-term viability ensured through trust-based negotiations that balance employee needs with the company's competitiveness (Value created)
Social and Relationship Capital	● Constructive relationships built with fair labour practices and frank engagement (Value created) ● Any failure to prevent industrial action results in unrest and increased distrust (Value eroded) ● Compliance with labour legislation (Value created)
Human Capital	● Employment opportunities protected (Value created) ● Failure to reach resolution of wage negotiations (Value eroded) ● Lost operational time and loss of income when embarking on industrial action in the short term (Value eroded) ● Preserving jobs and livelihoods in the medium to long term (Value preserved)

● Value created ● Value preserved ● Value eroded

IR - 87

03

OUR PERFORMANCE

Optimising capital allocation	89
Chief Financial Officer's report	90
Focusing on safe production and operational excellence	103
Delivering value from our operations and projects	104
Mineral Resources and Mineral Reserves: a summary	112
Harnessing continuous innovation	123
Building a values-based culture	130
Continuous safe production	131
Health, well-being and occupational hygiene	143
Empowering our workforce	153
Embedding ESG excellence	174
Social, Ethics and Sustainability Committee: Chairman's report	175
Our Sustainability strategy: a summary	178
Minimising our environmental impact	179
Socioeconomic development	207
Governance in sustainability: our considered decision-making	224

IR - 88

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Core Integrated report

Optimising capital allocation

IR - 89

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Chief Financial Officer's report

CHARL KEYTER – *Chief Financial Officer*

Record profit and adjusted EBITDA reported for 2021 following the near normalisation of production levels after the 2020 impact of the COVID-19 pandemic on our SA operational performance.

WHAT WE DID IN 2021

SUCCESSES

- **Continued strong cash flow generation**
- **Capital Allocation Framework and the establishment of the Board Investment Committee – Green light for major capital projects**
- **Marikana B-BBEE restructure**
- **Dividends and Share buyback – return to investors**
- Early redemption of 2022 Notes at par
- **New bond issuance and early redemption of 2025 Notes – resultant interest/coupon saving**
- **R500 million savings in SA supply chain**
- **Exemplary cost control at SA PGM operations – continued effects of synergy realisation**

CHALLENGES

- **Inflationary pressures – steel, ammonia, labour and electricity**
- **Ongoing management of the financial impact of the COVID-19 pandemic**

Our record financial performance and stakeholder returns supported delivery on our 2021 strategic focus areas. Three strategic focus areas in particular are relevant from a financial perspective. They are:

- Optimising capital allocation
- Building on operating portfolio of green metals and related technologies
- Prospering in South Africa's investment climate

The related material financial matters identified in our materiality determination process were: financing, capital allocation and profitability.

Governance of our financial performance and reporting is overseen and monitored by the Audit Committee, on behalf of the Board.

See *Corporate governance* for further detail on this.

IR - 90

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

2021 – A BRIEF OVERVIEW

During the fourth quarter of 2020 the Group noticeably turned the corner with respect to the impact of the COVID-19 pandemic on operational performance. Although during 2021, the SA operations navigated another three waves of COVID-19 infections, this only caused minor disruptions due to the success of the various measures implemented by the Group to reduce the risk of the pandemic in the workplace. The return to normalised production levels at our SA operations coupled with an average higher PGM basket price contributed to record financial performance. This operational performance was tainted by 20 tragic safety incidents at our operations.

Targeted safety initiatives, including our "Rules of Life" campaign towards the end of 2021, has seen a consistent improvement in all safety injury indicators which has continued into the first quarter of 2022. The cash flows generated during 2021 enabled the Company to declare a total dividend on 2021 earnings of R13.8 billion (2020: R1.3 billion) or 479 SA cents per share and conclude a share buyback of 147.7 million shares for R8.5 billion. Excess liquidity during the year allowed for the early redemption of the 2022 Notes with the proceeds from the lower cost 2026 and 2029 Notes partially used to early redeem the 2025 Notes.

The unutilised balance of the 2026 and 2029 Notes and the net cash generated by operations during 2021 contributed to a very strong liquidity position at year-end. This liquidity position and the committed undrawn borrowing facilities will contribute to the funding of our growth and investment strategy. A protected strike action by two major labour unions commenced on 9 March 2022 at our SA gold operations with the impact on total 2022 gold production being unknown at this early stage of the strike action. Management continues to engage with labour unions and employees to reach agreement on wages to mitigate the impact on the livelihoods of our employees and the sustainability of our gold operations.

Percentage of revenue per segment by geographical location of customers purchasing from the Group

Operations	December 2021	December 2020
Gold		

33%
67%
SA
UK

36%
64%
SA
UK

Operations	December 2021	December 2020
PGM		

16%
14%
16%
54%
SA
UK
USA
Other

17%
11%
18%
54%
SA
UK
USA
Other

The average PGM basket prices for our SA and US PGM operations were 28% and 10% higher year-on-year at R47,066/4Eoz (US$3,182/4Eoz) and US$2,097/2Eoz (R31,021/2Eoz), respectively. These price increases were mainly due to higher palladium and rhodium prices earlier the year. For our SA gold operations, the average gold price decreased by 8% to R849,703/kg (US$1,787/oz) compared to 2020.

Quantities of metals sold also increased noticeably with PGM sold at the SA PGM operations (excluding non-consolidated Mimosa) increasing by 22% and gold sold at the managed SA gold operations increasing by 12%, partially offset by an 8% 2Eoz decrease in mined PGM ounces sold at our US PGM operations. The US recycling operation realised a 57% higher average 3E basket price of US$3,515/3Eoz and a 16% increase in ounces sold.

The higher PGM basket prices received for metals sold and higher sales volumes (SA PGM, SA gold and US recycling operations), led to a 35% increase in revenue year-on-year to R172.2 billion (US$11.6 billion). Higher revenue supported by the continued focus on costs and synergies, with specific mention of our SA PGM operations, boosted cash flows generated by the group resulting in the strong liquidity position at year-end. The Group applied excess liquidity during the year to early settle the 2022 Notes at par value, fund

IR - 91

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

the buyback of 147.7 million ordinary shares for R8.5 billion and declare interim and final dividends of R8.3 billion and R5.3 billion, respectively. This led to us making significant progress in our stated objectives of gross debt reduction and prioritising continued shareholder returns.

By year-end 2021, we were in a net cash position[1] of R11.5 billion (US$719 million) compared to a net cash position of R3.1 billion (US$210 million) at the end of 2020. In line with this, the net (cash): adjusted EBITDA ratio improved from (0.1) times in 2020 to (0.2) times in 2021. Notably, deleveraging was supported by strong cash flow generation as well as increased earnings. Adjusted free cash flow[2] for 2021 was R37.4 billion (US$2.5 billion) compared to R19.9 billion (US$1.2 billion) in 2020.

OUR MOST MATERIAL FINANCIAL MATTERS

Financing

Deleveraging our balance sheet

The Group delivered a strong operational performance for 2021 with increased PGM and gold ounces sold at our SA PGM and SA gold operations notwithstanding safety related stoppages. The strong operational performance alongside the higher average PGM basket price resulted in net cash flow from operating activities of R32.3 billion (US$2.2 billion) (2020: R27.2bn or US$1.7 billion). This mainly contributed to the increase in cash and cash equivalents from R20.2 billion (US$1.4 billion) at 31 December 2020 to R30.3 billion (US$1.9 billion) at 31 December 2021 and significantly improved the Group's liquidity position.

The excess liquidity created through the cash flows generated from operations was applied in the following initiatives:

- The Group elected to early redeem the 2022 Notes on 2 August 2021 (Redemption Date). The redemption price was the principal amount of the 2022 Notes, plus accrued and unpaid interest up to, but excluding, the Redemption Date, amounting to US$355.8 million.
- During the year the Group repaid the US$600 million revolving credit facility (RCF) in full with the facility being committed and available to the Group until April 2023.

In addition, the R5.5 billion RCF was undrawn at year-end with the facility being committed and available to the Group until November 2024.

On 16 November 2021 the Group completed a two-tranche corporate bond offering of US$675 million 4.0% Notes due 16 November 2026 (the 2026 Notes) and US$525 million 4.5% Notes due 16 November 2029 (the 2029 Notes) (together the 2026 and 2029 Notes). A portion of the proceeds were applied towards the early redemption of the 2025 Notes on 6 December 2021. The 2025 Notes were redeemed at a redemption price of 103.6% of the principal amount of the 2025 Notes, plus accrued and unpaid interest on the 2025 Notes, amounting to US$370.2 million which includes an early settlement premium. The 2026 and 2029 Notes will result in an interest or coupon saving of approximately US$170 million on a like-for-like basis compared with the 2022 and 2025 Notes that were issued in 2017.

Group adjusted EBITDA for 2021 increased by 39% or R19.2 billion to R68.6 billion with the Group's leverage ratio (net (cash)/debt to adjusted EBITDA as at 31 December 2021 improving to (0.2):1 (2020: (0.1):1).

The improved leverage ratio and issuing the 2026 and 2029 Notes on more favourable terms, contributed significantly to the Group's robust financial position which provides flexibility. At year-end the Group had undrawn committed debt facilities of R15.7 billion (US$988 million) and available cash and cash equivalents of R30.3 billion (US$1.9 billion) providing for a liquidity buffer of R46.0 billion (US$2.9 billion).

Credit ratings

Sibanye-Stillwater engaged with the ratings agencies following the significant improvement in the group's financial profile. The group received improved credit ratings from Moody's and S&P Global as tabled below:

Credit rating agency	Previous	Current	Most recent ratings change
Fitch	BB stable outlook	BB stable outlook	November 2020
Moody's	Ba3 stable outlook	**Ba3 positive outlook**	February 2021
S&P Global	BB- stable outlook	**BB- positive outlook**	May 2021

The South Africa national credit ratings downgrades, during the past few years, have moved the country deeper into junk status and further Sibanye-Stillwater upgrades may be difficult to obtain as the effect of the lower national rating limits the company's potential rerating. Improved credit rating gives us access to lower interest rates for future financing. The investment-grade rating we aspire to, may therefore only be achieved following production and geographical diversification, countering the negative effects of South Africa's country rating.

IR - 92

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

"Providing superior returns to shareholders in the form of a total dividend declared of R13.8 billion (US$1.9 billion), compounded by a R8.5 billion (US$575 million) share buyback at optimum prices for the year."

CAPITAL ALLOCATION

On 16 February 2021, pursuant to good corporate governance and our business strategy, Sibanye-Stillwater's Board of Directors established a Board Investment Committee (BIC) to discharge a pivotal role in guiding and overseeing the allocation of capital and the Group's investment activities. The BIC reviewed and approved the major capital allocations in terms of our capital allocation framework which guides strategic capital allocation. The capital allocation framework and performance against our framework are discussed under the Leadership view section of this report – *see page 28*.

Marikana B-BBEE restructure

This Restructuring transaction was essential and allows for the B-BBEE shareholders to meaningfully participate in the economic returns generated by our Marikana operations.

Dividends

Our Dividend policy is to return at least 25% to 35% of normalised earnings[1] to shareholders. The Group reported normalised earnings of R38.9 billion (US$2.6 billion), a 27% increase from the prior year. In line with Sibanye-Stillwater's capital allocation framework, the Board of Directors resolved to pay a final dividend of 187 (2020: 321) SA cents per share. Together with the interim dividend of 292 (2020: 50) SA cents per share, which was declared and paid, it brings the total dividend for the year ended 31 December 2021 to 479 (2020: 371) cents per share and this amounts to a payout of 35% (2020: 35%) of normalised earnings.

Share buyback

On 2 June 2021 the Group commenced with a share buy-back programme to repurchase up to 5% of its ordinary shares as at 31 May 2021 representing a maximum of 147.7 million ordinary shares. At 4 October 2021, when the share repurchase programme concluded, 147.7 million ordinary shares were bought back at a total cost of R8.5 billion. The average cost per share repurchased amounted to R57.57.

The buyback underpins our commitment to creating value for all stakeholders through disciplined application of our capital allocation framework. This initiative will contribute to shareholder value in the years ahead.

PROFITABILITY

Cost saving initiatives

During 2019 the Group partnered with a professional advisory firm to analyse discretionary spend across the entire SA region to identify opportunities for price reduction negotiations and efficiencies. The initial benchmark review revealed that the Group has not standardised on prices following the integration of acquired businesses and in some instances pays a premium on the prices of goods and services. The impact of the COVID-19 lockdown delayed this project during 2020 with increased activity during 2021 governed by a Group steering committee. This initiative resulted in the contracting of R500 million savings on goods and services.

The implemented cost saving initiatives at our SA PGM operations is commendable. Excluding the purchase at a higher cost of third party concentrate (PoC), these operations achieved a combined year-on-year reduction in All-in-sustaining cost (AISC) of 5% to R16,982/4Eoz (US$1,148/4Eoz) with our Marikana operations achieving an 8% decrease in AISC to R17,394/4Eoz (US$1,176/4Eoz). These cost reductions are testimony to our continued focus to identify opportunities to reduce costs, improve efficiencies and thereby increase profitability.

Inflationary pressures

The South African Reserve Bank (SARB) has a monetary inflation target range of 3% to 6%. The SARB's Monetary Policy Committee forecasts the headline Consumer Price Index (CPI) for 2022 at 4.9%, 2023 at 4.5% and for 2024 at 4.5%. With this in mind, the Group continues to experience pressures of above inflationary increases on steel, ammonia, labour and electricity costs. Above inflation increases put pressure on the Group's profitability and ultimately on the long-term sustainability of our operations. Through implemented Group-wide initiatives, Sibanye-Stillwater strives to limit above inflation cost increases and ensure the sustainability of all our operations.

IR - 93

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

SUMMARY OF THE ANNUAL FINANCIAL STATEMENTS

Group financial performance

Adjusted EBITDA

The adjusted EBITDA from the SA PGM operations increased by 78% due to higher PGM basket prices and higher sales volumes coupled with exemplary cost control. The adjusted EBITDA decreased by 12% at the US PGM underground operations due to a decrease in mined ounces sold following the implementation of further rail safety enhancements and increased by 70% at the US recycled operations due to higher sales volumes. Notwithstanding higher sales volumes, adjusted EBITDA decreased by 34% at the SA gold operations due to a 8% decrease in the rand gold price and higher production costs.

In 2021, the SA PGM operations contributed 75% (2020: 59%), or R51.6 billion (US$3.5 billion) of Group adjusted EBITDA, the US PGM underground operations contributed 16% (2020: 25%), the US PGM recycled operations contributed 2% (2020: 2%) and the SA gold operations including DRDGOLD contributed 7% (2020: 16% adjusted EBITDA). DRDGOLD contributed 2% (2020: 4%) to Group adjusted EBITDA.

Cost of production

The All-in sustaining cost (AISC) at the SA PGM operations (excluding PoC) of R16,982/4Eoz (US$1,148/4Eoz) decreased by 5% from R17,792/4Eoz (US$1,081/4Eoz) primarily due to higher production. The AISC at the US PGM underground operations increased by 15% to US$1,004 /2Eoz (R14,851/2Eoz) in 2021 primarily due to increased PGM prices which drives an increase in royalties. Increases in sustaining capital accounted for approximately 17% of the increase in AISC at the US PGM operations. Royalties payable increases AISC by approximately US$9/2Eoz for every US$100/2Eoz change in the prevailing PGM basket. Unit costs at the SA gold operations increased by 8% to R803,260/kg (US$1,689/oz) in 2021 and was mainly due to annual salary increases and above inflationary increases on input costs such as electricity, steel and steel-related consumables.

For additional information on operational performance see – *Leadership view (Chairman and CEO)*.

Capital expenditure

Capital expenditure increased to R12.7 billion (US$862 million) in 2021 from R9.6 billion (US$583 million) in 2020.

Capital expenditure at the SA PGM operations increased significantly by 73% from R2.2 billion (US$133 million) in 2020 to R3.8 billion (US$257 million) in 2021, mainly due a deferral of capital expenditure during the first half of 2020 as a result of the COVID-19 lockdown. Capital expenditure at the US PGM operations for 2021 was R4.6 billion (US$308 million) of which R2.2 billion (US$146 million) was spent on the Blitz project. This compares to capital expenditure in 2020 of R4.4 billion (US$268 million) of which R2 billion (US$123 million) was spent on the Blitz project. Capital expenditure at the managed SA gold operations increased by 51% from R2.6 billion (US$161 million) in 2020 to R4 billion (US$271 million) in 2021 mainly driven by ore reserve development expenditure increasing by 46% to R2.6 billion (US$177 million) and sustaining capital increasing by 45% to R1 billion (US$66 million) as a result of a planned increase in capital expenditure to restore flexibility, post the COVID-19 impact of 2020.

IR - 94

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

US dollar			SA rand	
2020	**2021**	**Figures in million**	**2021**	**2020**
7,739	**11,643**	Revenue	**172,194**	127,392
(5,065)	**(7,391)**	Cost of sales	**(109,306)**	(83,369)
(4,604)	**(6,830)**	Cost of sales, before amortisation and depreciation	**(101,013)**	(75,776)
(461)	**(561)**	Amortisation and depreciation	**(8,293)**	(7,593)
65	**81**	Interest income	**1,202**	1,065
(191)	**(169)**	Finance expense	**(2,496)**	(3,152)
(31)	**(26)**	Share-based payments	**(383)**	(512)
(149)	**(425)**	Loss on financial instruments	**(6,279)**	(2,450)
(15)	**78**	Gain/(loss) on foreign exchange differences	**1,149**	(255)
103	**134**	Share of results of equity-accounted investees after tax	**1,989**	1,700
101	**51**	Other income	**764**	1,658
(166)	**(204)**	Other costs	**(3,018)**	(2,727)
6	**2**	Gain on disposal of property, plant and equipment	**36**	99
7	**(348)**	(Impairments)/reversal of impairments	**(5,148)**	121
(92)	**—**	Loss on settlement of US$ Convertible Bond	**—**	(1,507)
—	**(13)**	Early redemption premium on the 2025 Notes	**(196)**	—
(3)	**1**	Occupational healthcare gain/(expense)	**14**	(52)
(26)	**(7)**	Restructuring costs	**(107)**	(436)
(11)	**—**	Loss on Bulk Tailings Retreatment (BTT) early settlement	**—**	(186)
(8)	**(9)**	Transaction costs	**(140)**	(139)
2,264	**3,398**	**Profit before royalties, carbon tax and tax**	**50,275**	37,250
(107)	**(184)**	Royalties	**(2,714)**	(1,765)
—	**—**	Carbon tax	**(4)**	(5)
2,157	**3,214**	**Profit before tax**	**47,557**	35,480
(295)	**(930)**	Mining and income tax	**(13,761)**	(4,858)
1,862	**2,284**	**Profit for the year**	**33,796**	30,622
		Attributable to:		
1,782	**2,234**	Owners of Sibanye-Stillwater	**33,054**	29,312
80	**50**	Non-controlling interests (NCI)	**742**	1,310
		Earnings per share attributable to owners of Sibanye-Stillwater		
65	**77**	Basic earnings per share – cents	**1,140**	1,074
64	**76**	Diluted earnings per share – cents	**1,129**	1,055
16.46	**14.79**	Average rand/US$ rate		

Note: The translation of the consolidated income statement into US dollar is based on the average exchange rate for the year ended 31 December 2021 of R14.79:US$1 (2020: R16.46:US$1) and is provided as supplementary information.

IR - 95

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Interest income

Interest income increased by 13% to R1,202 million (US$81 million) in 2021 from R1,065 million (US$65 million) in 2020 mainly due to higher cash balances being maintained during the year and interest earned on recycling advances due to higher average PGM basket prices associated with the purchase of autocatalysts. Interest income mainly includes interest received on cash deposits of R948 million (US$64 million) (2020: R714 million or (US$43 million), interest received on rehabilitation obligation funds of R174 million (US$12 million) (2020: R245 million or (US$15 million); interest earned on right of recovery asset of R32 million (US$2 million) (2020: R16 million or (US$1 million) and other interest earned of R48 million (US$3 million) (2020: R90 million or (US$5 million).

Finance expense

Finance expense decreased by R656 million (US$44 million) mainly due to a R489 million (US$33 million) (2020: R155 million or US$9 million) decrease in interest on borrowings following a decrease in average outstanding borrowings for 2021, R92 million (US$6 million) decrease (2020: increase R20 million or US$1 million) in the unwinding of amortised cost on borrowings, R29 million (US$2 million) decrease (2020: increase R8 million or US$1 million) in Rustenburg deferred payment, R69 million (US$5 million) decrease (2020: increase R105 million or US$6 million) in unwinding of the environmental rehabilitation obligation, R40 million (US$3 million) (2020: R11 million or US$1 million) decrease in the unwinding of the finance costs on the deferred revenue transactions, R5 million (US$0 million) (2020: flat at R34 million or US$2 million) decrease in interest on lease liabilities and R19 million (US$1 million) (2020: R20 million or US$1 million) decrease in interest on the occupational healthcare obligation, all partially offset by an increase of R87 million (US$6 million) in the unwinding of the Marikana dividend obligation, R5 million increase (US$0 million) (2020: R8 million or US$0 million) in the Pandora deferred payment and an increase of R5 million (US$0 million) (2020: decrease R93 million or US$6 million) in sundry interest.

Loss on financial instruments

The net loss on financial instruments increased from R2,450 million (US$149 million) to R6,279 million (US$425 million) for 2021, representing a year-on-year increase of 156% or R3,829 million (US$276 million). The net loss for 2021 is mainly attributable to fair value losses on the revised cash flow of the Anglo deferred payment of R4,653 million (US$315 million) (2020: R2,081 million or US$126 million), the Rustenburg and Marikana operations BEE cash-settled share-based payment obligations of R671 million (US$45 million) (2020: R128 million or US$8 million) and R593 million (US$40 million) (2020: Rnil) respectively, and the Marikana dividend obligation of R468 million (US$32 million), (2020: Rnil) mainly due to higher forecast 4E PGM basket prices. The losses were partially offset by fair value gains on the Palladium hedge contract of R234 million (US$16 million) (2020: R36 million or US$2 million).

Marikana K3 Shaft

IR - 96

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Gain/(loss) on foreign exchange differences

Share of results of equity-accounted investees after tax

The share of results of equity-accounted investees after tax of R1,989 million (US$134 million) in 2021 (2020: R1,700 million or US$103 million) was primarily due to share of profits of R1,702 million (US$115 million) (2020: R1,300 million or US$79 million) relating to Sibanye-Stillwater's 50% attributable share in Mimosa and R287 million (US$19 million) (2020: R400 million or US$24 million) relating to its 44% interest in Rand Refinery.

(Impairments)/reversal of impairments

During 2021 the recognised impairments of R5,148 million (US$348 million) compared to an impairments reversal of R121 million (US$7 million) in 2020. At 31 December 2021, a number of factors were identified that negatively impacts the ability of the Driefontein, Kloof and Beatrix operations to recover the carrying value of mining assets over their respective remaining life-of-mines. Expected above inflation increases in major cost components, in particular electricity and labour costs, coupled with ageing infrastructure, declining life-of-mines and the consensus long-term gold price forecast lower than the spot price, negatively affected the forecast cash flows of these operations. This led to the recognition of impairment losses at the Driefontein ((R212 million (US$14 million)), Kloof ((R3,642 million (US$246 million)) and Beatrix and R1,293 million (US$88 million)).

Early redemption premium on the 2025 Notes

[1] *Conversion based on average exchange rate for the month in which the redemption occurred*

Restructuring costs

Royalties, mining and income tax

Royalties increased by 54% to R2,714 million (US$184 million) in 2021 from R1,765 million (US$107 million) in 2020. The increase in 2021 was mainly due to the increase in SA PGM revenue and profitability because of higher precious metal prices.

Mining and income tax increased by R8,903 million (US$635 million) due to the higher profitability mainly as a result of higher precious metal prices, the impact unrecognised deferred tax assets not recognised during 2021 (R1,158 million or US$78 million) and the utilisation/ recognitions of previously unrecognised deferred tax assets on mainly the Marikana operations during 2020 (R4,447 million or US$270 million).

Transaction costs

Transaction costs were R140 million (US$9 million) in 2021 compared with R139 million (US$8 million) in 2020. The transaction costs in 2021 mainly included acquisition related advisory and legal fees of R103 million (US$7 million) (2020: R42 million or US$3 million), and platinum jewellery membership costs of R27 million (US$2 million) (2020: R47 million or US$3 million), advisory and legal fees of Rnil (2020: R8 million or US$1 million) related to the restructuring of the Lonmin legal entities, advisory and legal fees of Rnil (2020: R30 million or US$2 million) related to the Marathon transaction and advisory and legal fees of Rnil million (2020: R25 million or US$2 million) related to the Sibanye Gold Limited internal restructuring, partially offset by the reversal of a provision for legal costs relating to the dissenting shareholder claim of Rnil (2020: R26 million or US$2 million).

Dividends

Sibanye-Stillwater's Dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board declared a final dividend of approximately R5,252 million (US$355 million) or 187 SA cents (2020: 321 SA cents per share, which together with the interim dividend paid of R8,347 million (US$564 million) or 292 SA cents (2020: 50 SA cents per share, brings the total dividend for the year ended 31 December 2021 to R13,599 million (US$919 million), 479 SA cents (2020: 371 SA cents) per share or 35% of normalised earnings.

IR - 97

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Revenue

US dollar				SA rand		
% change	2020	2021	Figures in million	2021	2020	% change
50	7,739	**11,643**	Total	**172,194**	127,392	35
73	3,336	**5,757**	SA PGM	**85,154**	54,912	55
3	1,206	**1,240**	US PGM (underground)	**18,343**	19,858	(8)
79	1,537	**2,753**	US PGM (recycled)	**40,710**	25,296	61
15	1,386	**1,594**	Managed SA Gold	**23,568**	22,818	3
6	307	**324**	DRDGOLD	**4,790**	5,051	(5)
(24)	(33)	**(25)**	Group corporate	**(371)**	(543)	(32)
	16.46	**14.79**	Average rand/US$ rate			

Revenue from the US PGM underground operations decreased by 8% to R18,343 million (US$1,240 million) (2020: R19,858 million or US$1,206 million) in 2021, notwithstanding a 10% higher average 2E basket price, due to an 8% decrease in mined ounces sold following the implementation of further rail safety enhancements and a 10% stronger rand. Revenue from recycling increased by 61% to R40,710 million (US$2,753 million) (2020: R25,296 million or US$1,537 million) in 2021, due to the 57% higher average 3E basket price and 16% higher sales volumes, partially offset by the 10% stronger rand.

Revenue from the managed SA gold operations increased by 3% to R23,568 million (US$1,594 million) (2020: R22,818 million or US$1,386 million) in 2021, mainly due to the 12% higher gold sold volumes, partially offset by a 6% lower rand gold price. Revenue from DRDGOLD decreased by 5% to R4,790 million (US$324 million) in 2021 mainly due to a 9% lower rand gold price received, partially offset by 4% higher sales volumes.

Cost of sales, before amortisation and depreciation

US dollar				SA rand		
% change	2020	2021	Figures in million	2021	2020	% change
48	(4,604)	**(6,830)**	Total	**(101,013)**	(75,776)	33
44	(1,502)	**(2,161)**	SA PGM	**(31,971)**	(24,722)	29
11	(461)	**(512)**	US PGM (underground)	**(7,567)**	(7,586)	—
79	(1,483)	**(2,652)**	US PGM (recycled)	**(39,220)**	(24,418)	61
31	(980)	**(1,279)**	Managed SA Gold	**(18,908)**	(16,128)	17
27	(178)	**(226)**	DRDGOLD	**(3,347)**	(2,922)	15
	16.46	**14.79**	Average rand/US$ rate			

Cost of sales, before amortisation and depreciation increased by 33% to R101,013 million (US$6,830 million) in 2021 from R75,776 million (US$4,604 million) in 2020. Cost of sales, before amortisation and depreciation at the SA PGM operations increased by 29% to R31,971 million (US$2,161 million), mainly due to a 22% increase in sales volumes. Mined underground 4E PGM production increased by 22% and surface production volumes excluding third-party PoC were 23% higher. Third-party concentrate purchased and processed (PoC) at the Marikana smelting and refining operations increased by 21%. PoC material is purchased at a higher cost, than own mined ore, due to the direct correlation to the PGM basket price.

IR - 98

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

US dollar				SA rand		
% change	2020	2021	Figures in million	2021	2020	% change
55	2,998	**4,639**	Total	**68,606**	49,385	39
98	1,765	**3,490**	SA PGM	**51,608**	29,074	78
(2)	741	**727**	US PGM (underground)	**10,766**	12,205	(12)
87	54	**101**	US PGM (recycled)	**1,490**	878	70
(27)	345	**251**	Managed SA Gold	**3,710**	5,686	(35)
(25)	126	**95**	DRDGOLD	**1,403**	2,085	(33)
(24)	(33)	**(25)**	Group corporate	**(371)**	(543)	(32)
	16.46	**14.79**	Average rand/US$ rate			

Group adjusted EBITDA of R68,606 million (US$4,639 million) in 2021 increased by 39% from R49,385 million (US$2,998 million) in 2020. Adjusted EBITDA for the SA PGM operations increased by 78% due to higher PGM basket prices and higher sales volumes. Adjusted EBITDA from the US PGM underground operations decreased by 12% to R10,766 million (US$727 million) due to lower sales volumes and for the US PGM recycling operations increased by 70% to R1,490 million (US$101 million) due to higher sales volumes and PGM basket prices. The adjusted EBITDA decreased by 34% at the SA gold operations to R5,113 million (US$346 million) mainly due to a 8% decrease in the rand gold price and the higher production costs, partially offset by the higher volumes sold. Included in adjusted EBITDA is care and maintenance at Cooke, Burnstone and Marikana of R594 million (US$40 million), R46 million (US$3 million) and R79 million (US$5 million) for 2021, respectively. Other costs include corporate and social expenditure of R288 million (US$19 million) and non-production royalties of R327 million (US$22 million).

Increased in adjusted EBITDA 2021 vs 2020 (R million)

60,000
40,000
20,000
0
49,385
22,534
(1,439)
612
(1,976)
(682)
172
68,606
2020
SA PGM
US PGM (underground)
US PGM (recycled)
Managed SA Gold
DRDGOLD
Group corporate
2021

IR - 99

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

US dollar			SA rand	
2020	2021	Figures in million	2021	2020
		Assets		
5,573	5,531	**Non-current assets**	88,163	81,860
4,125	3,921	Property, plant and equipment	62,494	60,600
20	14	Right-of-use assets	222	296
488	485	Goodwill	7,727	7,165
383	476	Equity-accounted investments	7,594	5,621
58	211	Other investments	3,367	847
336	326	Environmental rehabilitation obligation funds	5,202	4,934
56	41	Other receivables	651	821
107	57	Deferred tax assets	906	1,576
3,557	4,067	**Current assets**	64,831	52,243
1,699	1,573	Inventories	25,080	24,952
467	465	Trade and other receivables	7,411	6,866
3	33	Other receivables	523	37
10	78	Tax receivable	1,245	148
1,378	1,900	Cash and cash equivalents	30,292	20,240
0	18	Asset held for sale	280	—
9,130	9,598	**Total assets**	152,994	134,103
		Equity and liabilities		
4,661	5,005	Equity attributable to owners of Sibanye-Stillwater	79,937	68,480
1936	1,361	Stated share capital	21,647	30,150
3,116	3,011	Other reserves	30,332	25,570
(391)	633	Accumulated profit/(loss)	27,958	12,760
153	97	Non-controlling interests	1,408	2,236
4,814	5,102	**Total equity**	81,345	70,716
3,125	3,206	**Non-current liabilities**	51,108	45,900
1,191	1,267	Borrowings	20,191	17,497
0	—	Derivative financial instrument	—	—
15	11	Lease liabilities	177	223
588	518	Environmental rehabilitation obligation and other provisions	8,263	8,634
71	64	Occupational healthcare obligation	1,017	1,037
109	177	Cash-settled share-based payment obligations	2,829	1,595
198	289	Other payables	4,599	2,911
433	389	Deferred revenue	6,204	6,363
1	1	Tax and royalties payable	10	9
519	490	Deferred tax liabilities	7,818	7,631
1,191	1,290	**Current liabilities**	20,541	17,487
60	7	Borrowings	107	886
7	7	Lease liabilities	104	103
11	—	Occupational healthcare obligation	—	157
2	4	Cash settled share-based payment obligations	58	33
899	951	Trade and other payables	15,162	13,207
153	299	Other payables	4,765	2,246
5	10	Deferred revenue	156	67
54	12	Tax and royalties payable	189	788
9,130	9,598	**Total equity and liabilities**	152,994	134,103
14.69	15.94	Average rand/US$ rate		

Note: The translation of the consolidated statement of financial position is based on the closing exchange rate as at 31 December 2021 of R15.94: US$1 (2020: R14.69: US$1) and is provided as supplementary information only.

IR - 100

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

US dollar			SA rand	
2020	**2021**	**Figures in million**	**2021**	**2020**
1,165	**1,179**	Borrowings[1]	**18,791**	17,120
1,375	**1,898**	Cash and cash equivalents[2]	**30,257**	20,206
(210)	**(719)**	Net (cash)/debt[3]	**(11,466)**	(3,086)
2,998	**4,639**	Adjusted EBITDA[4]	**68,606**	49,385
(0.1)	**(0.2)**	Net (cash)/debt to adjusted EBITDA (ratio)[5]	**(0.2)**	(0.1)
14.69	**15.94**	Average rand/US$ rate		

[2] *Cash and cash equivalents exclude cash of Burnstone*

[5] *Net (cash)/debt to adjusted EBITDA ratio is a pro forma performance measure and is defined as net (cash)/debt as of the end of a reporting period divided by adjusted EBITDA of the 12 months ended on the same reporting date. This measure constitutes pro forma financial information in terms of the JSE Listings Requirements, and is the responsibility of the Board*

The net debt to adjusted EBITDA history is summarised as follows:

	2021	2020	2019	2018	2017
Net (cash)/debt to adjusted EBITDA	**(0.17)**	(0.06)	1.40	2.54	2.56

The improvement in the Group's adjusted EBITDA ratio to (0.17):1 is mainly attributable to an increase in adjusted EBITDA driven by higher PGM basket prices and higher sales volumes at the SA PGM, SA gold and US recycling operations during 2021. This ratio was further positively affected by a net cash position that is mainly attributable to a higher cash balance at year-end following the increase in cash generated by operations and the issue of a two-tranche corporate bond offering on 16 November 2021 which comprised the 2026 and 2029 Notes of R18,208 million (US$1.2 billion).

EXTERNAL AUDITOR REAPPOINTMENT

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

IR - 101

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

FOCUS AREAS – 2022

- Maintaining a profitable business and optimising capital allocation
- Contributing to the scoping, definition and action plans of the following strategic differentiators:
  - Recognised as a force for good
  - Unique global portfolio of green metals and energy solutions that reverse climate change
  - Inclusive, diverse and bionic

Metal prices

The strong performance of higher precious metal prices is expected to continue during 2022, in light of the sanctions imposed against Russia, and should further assist with both earnings growth and cash flow generation.

US dollar				SA rand		
Average 2021	**Spot prices 31 March 2022**	**% change**	**Commodity prices**	**Average 2021**	**Spot prices 31 March 2022**	**% change**
1,787	**1,942**	9	Gold price US$/oz and R/kg	849,703	**912,271**	7 %
3,182	**3,059**	(4)	SA PGM average basket price/4Eoz	47,066	**44,690**	(5)%
2,097	**1,972**	(6)	US PGM average basket price/2Eoz	31,021	**28,814**	(7)%

Source: IRESS

ACKNOWLEDGEMENT

I would like to express my sincere appreciation to the finance teams across the Group and to the Audit Committee for their support and ongoing commitment and dedication during 2021. The Group has navigated challenging waters during 2020 and 2021 specifically related to the volatile global environment in which we operate. This could only be achieved through proactive management of costs and production outputs, and deliberate managing of capital; working capital and liquidity, which have further contributed to the strengthening of the balance sheet.

I look forward to working with the Executive Committee, the finance team and Audit Committee in 2022 as we further advance the Group's strategy.

CHARL KEYTER

Charl Keyter
Chief Financial Officer

22 April 2022

IR - 102

03
OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Focusing on safe production and operational excellence

IR - 103

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Delivering value from our operations and projects

OUTCOMES DESIRED
Total returns
Assured product
Economic value
STAKEHOLDERS
SHAREHOLDERS
ORGANISED LABOUR
EMPLOYEES
SUPPLIERS
CUSTOMERS
GOVERNMENT
OPERATING PILLARS AFFECTED
Safety, health and wellness
Costs
Quality
Volume

Sibanye Stillwater
CARES
about our...

WHAT WE DID IN 2021

SUCCESSES

- **Consistent operational performance from SA PGMs, with 5% lower AISC despite inflationary pressures**
- **Kroondal PSA agreement with Anglo American Platinum, unlocking significant value for stakeholders**
- **US PGM recycling lowers inventory, releasing US$381 million working capital**

CHALLENGES

- **Increase in fatal accidents**
- **Short-term challenges at US PGM operations**

OVERVIEW OF THE OPERATIONAL PERFORMANCE FOR THE YEAR

US PGM operations

Mined 2E PGM production from the US operations of 570,400 2Eoz was at the lower end of revised production guidance of 570,000 and 580,000 2Eoz and 5% lower than for 2020. Lower production was primarily due to the suspension of mining blocks at the Stillwater West mine and the ongoing implementation of rail safety restrictions by MSHA and management following the tragic safety incident in June 2021.

All-in sustaining costs (AISC) for 2021 increased by 15% to US$1,004/2Eoz due to the shortfall in production, increased labour costs due to high employee attrition rates and the shortage of skills in North America resulting in an increased reliance on higher cost contract labour, and underlying inflationary effects due to persistent supply chain issues. Ore reserve development (US$92 million) and sustaining capital (US$53 million), were also 22% and 11% higher respectively. Royalties, taxes and insurance increased by approximately US$6 million (US$16/2Eoz of the AISC increase) owing to a 10% higher 2E PGM average basket price to US$2,097/2Eoz.

Despite operational challenges, total development increased by 4% year-on-year to 28,159 m.

The average 2E PGM basket price of US$2,097/2Eoz or 2021 was 10% higher than in 2020, resulting in adjusted EBITDA from US PGM operations of US$727 million, 2% lower than the previous year.

Total capital expenditure for 2021 was 14% higher than that reported for 2020, at US$308 million, with sustaining capital (including ore reserve development) 17% higher at US$145 million and growth capital 12% higher at US$163 million.

PGM recycling operations

3E PGM recycling for 2021 decreased by 10% to 755,149 3Eoz due to: a reduction in concentrate feed from underground affected blending, a global slowdown in used-car scrapping rates globally, and ongoing supply chain logistics constraints affecting autocatalyst deliveries towards year-end.

The recycling operations fed an average of 23.8 tonnes per day of spent catalysts for 2021, 10% lower than for 2020. This was offset by a drawdown in recycling inventory from 432 tonnes at H1 2021 to 25 tonnes at year-end, enabling a release of working capital and a 16% increase in recycling sales (excluding tolled material) to 782,552 3Eoz. Recycling inventory is expected to normalise at around 100 tonnes once autocatalyst delivery backlogs dissipate.

The average 3E PGM basket price increased by 57% to US$3,515/3Eoz, due to the outturn delay in realised prices on higher palladium and rhodium prices earlier in the year with the record prices during Q1 2021 significantly boosting revenue. Consequently, adjusted EBITDA for the recycling operation increased by 87% year-on-year to US$101 million .

IR - 104

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Delivering value from our operations and projects *continued*

US PGM operations: production and recycling

Ounces	2021	2020
Mined 2E production[1]		
Stillwater	346,557	373,625
East Boulder	223,843	229,442
Total mine	**570,400**	**603,067**
Recycling 3E[1] at Columbus Metallurgical Complex		
PGM fed	755,149	840,170
PGM sold	782,552	673,893
PGM tolled returned	12,630	100,090

[1] 2E refers to platinum and palladium, 3E refers to platinum, palladium and rhodium

SA PGM operations

Our SA PGM operations continued to deliver solid operating results with 4E PGM production of 1,896,670 4Eoz for 2021(including attributable ounces from Mimosa, as well as third party purchase of concentrates (PoC)), 20% higher year-on-year despite Group-wide safety interventions and the suspension of operations at two shafts during December month (resulting in approximately 21,000 4Eoz less than planned).

Costs for 2021 were exceptionally well contained with AISC (including PoC) of R18,051/4Eoz (US$1,221/4Eoz), 1% lower year-on-year and 2% below annual guidance of R18,500-R20,500/4Eoz. The cost reduction was driven by higher production output and increased by-product credits, which offset higher royalties. AISC (excluding PoC) of R16,982/4Eoz (US$1,148/4Eoz) was 5% lower year-on-year. This is an impressive trend and it enabled our SA PGM operations to continue moving down the global PGM cost curves.

Capital expenditure of R3,799 million (US$257 million) was in line with guidance. Ore reserve development (ORD) and sustaining capital were 40% and 92% higher respectively due to catch up from the COVID-19 disruptions during 2020. Project capital increased from R20 million (US$1 million) in 2020 to R203 million (US$14 million) following the approval of the Klipfontein and K4 projects during Q1 2021.

The solid operational results and a 28% higher average 4E PGM basket price of R47,066/4Eoz((US$3,182/4Eoz) for 2021 resulted in adjusted EBITDA for 2021 increasing by 78% to R51,608 million (US$3,490 million), with the average adjusted EBITDA margin increasing from 53% in 2020 to 61% in 2021.

SA gold operations

Gold production for 2021 from the SA gold operations (including DRDGOLD) increased by 9% to 33,372kg (1,073koz), with production from the managed SA gold operations (excluding DRDGOLD) increasing by 10% to 27,747kg (892koz). This was above the lower level of annual guidance of 27,500kg (884koz), despite safety stoppages, including self-imposed Group safety interventions and suspension of operations at Beatrix 1 and 3 shafts and Kloof 1 shaft during December 2021, which resulted in approximately 600kg (19koz) less production.

AISC for 2021 increased by 8% to R803,260/kg (US$1,689/oz) compared with 2020. (The discrepancy is due to a 10% strengthening of the rand against the US dollar). Costs were impacted by the increase in production with associated higher variable cost and above inflation increases in consumables such as ammonia, fuel, steel and electricity. AISC for the SA gold operations (excluding DRDGOLD) increased by 7% year-on-year to R831,454/kg (US$1,749/oz). ORD and sustaining capital expenditures were 46% and 45% higher respectively as a result of a planned increase in capital expenditure to restore operational flexibility. Project capital increased by 93% in 2021 to R472 million (US$32 million) including investment in the Kloof 4 deepening project of R198 million (US$13 million) and the Burnstone project of R186 million (US$13 million).

Gold sales (including DRDGOLD) increased by 11% year-on-year to 33,374kg (1,073koz). However, the average gold price received declined by 8% to R849,703/kg (US$1,787/oz) resulting in the adjusted EBITDA margin declining from 28% in 2020 to 18% in 2021 with adjusted EBITDA of R5,113 million (US$346 million) 34% lower year-on-year as a result.

IR - 105

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Delivering value from our operations and projects *continued*

SA and US PGM operations (2021)

			SA PGM operations						
		Total PGM operations[1]	Total[1]	Marikana[1]	Kroondal	Mimosa	Platinum Mile	Rustenburg	US PG operations
Production (attributable)[2]									
Ore milled	000t	39,776	38,307	10,671	3,525	1,422	10,636	12,053	1,469
Underground	000t	19,559	18,090	6,802	3,525	1,422	—	6,341	1,469
Surface	000t	20,217	20,217	3,869	—	—	10,636	5,712	—
Plant head grade	g/t	2.45	2.03	2.78	2.40	3.58	0.67	2.29	13.33
Underground	g/t	4.14	3.39	3.87	2.40	3.58	—	3.38	13.33
Surface	g/t	0.82	0.82	0.87	—	—	0.67	1.07	—
Plant recoveries	%	76.78	73.31	80.19	83.28	72.86	22.91	75.93	89.71
Underground	%	86.80	85.59	87.11	83.28	72.86	—	87.72	89.71
Surface	%	27.90	27.90	26.11	—	—	22.91	34.57	—
Yield	g/t	1.88	1.49	2.23	2.00	2.61	0.15	1.74	11.96
Underground	g/t	3.59	2.90	3.37	2.00	2.61	—	2.96	11.96
Surface	g/t	0.23	0.23	0.23	—	—	0.15	0.37	—
PGM production (4E/2E)	000oz	2,407	1,836	765	227	119	52	672	570
Underground	000oz	2,258	1,687	737	227	119	—	604	570
Surface	000oz	149	149	28	—	—	52	68	—
PGM sales (4E/2E)	000oz	2,434	1,886	822	227	109	52	675	548
Price and cost[3]									
Average PGM basket price received[4]	R/oz	43,281	47,066	47,251	51,938	35,628	35,852	46,077	31,021
	US$/oz	2,926	3,182	3,195	3,512	2,409	2,424	3,115	2,097
Adjusted EBITDA margin[5]	%	60	61	58	66	63	32	64	59
All-in sustaining cost[6]	R/oz	16,451	16,982	17,394	12,943	14,549	9,486	18,460	14,851
	US$/oz	1,112	1,148	1,176	875	984	641	1,248	1,004
All-in cost[6]	R/oz	17,599	17,108	17,675	12,943	14,549	9,486	18,460	19,078
	US$/oz	1,190	1,157	1,195	875	984	641	1,248	1,290
Capital expenditure[3]									
Ore reserve development	Rm	2,931	1,577	947	—	—	—	629	1,354
Sustaining capital	Rm	2,810	2,019	1,104	268	499	28	619	791
Growth projects	Rm	2,614	203	203	—	—	—	—	2,411
Total	Rm	8,355	3,799	2,254	268	499	28	1,248	4,556
	US$m	565	257	152	18	34	2	84	308

The average rand:dollar exchange rate for 2021 was R14.79/US$

Figures may not tally exactly as they are rounded independently

[1] *Total PGM operations and Total SA PGM operations and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties*

[2] *Kroondal and Mimosa represent 50% attributable production while Platinum Mile is 100% owned and incorporated*

[4] *The average PGM basket price is the PGM revenue per 4E/2E ounce prior to a purchase-of-concentrate adjustment*

IR - 106

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Delivering value from our operations and projects *continued*

SA and US PGM operations (2020)

			SA PGM operations							
		Total PGM operations[1]	Total[1]	Marikana[1]	Kroondal	Mimosa	Platinum Mile	Rustenburg	US PG operations
Production (attributable)[2]									
Ore milled	000t	**33,903**	**32,416**	**9,056**	**2,997**	**1,414**	**8,489**	**10,460**	**1,487**
Underground	000t	16,911	15,424	5,609	2,997	1,414	—	5,404	1,487
Surface	000t	16,992	16,992	3,447	—	—	8,489	5,056	—
Plant head grade	g/t	**2.56**	**2.04**	**2.62**	**2.46**	**3.60**	**0.77**	**2.24**	**13.84**
Underground	g/t	**4.26**	3.34	3.70	2.46	3.60	—	3.38	13.84
Surface	g/t	**0.86**	0.86	0.86	—	—	0.77	1.02	—
Plant recoveries[3]	%	**76.38**	**71.78**	**79.52**	**83.05**	**75.02**	**18.48**	**74.57**	**90.38**
Underground	%	**86.70**	84.92	87.22	83.05	75.02	—	85.83	90.38
Surface	%	**25.63**	25.63	25.60	—	—	18.48	34.70	—
Yield[3]	g/t	**1.95**	**1.46**	**2.08**	**2.04**	**2.70**	**0.14**	**1.67**	**12.51**
Underground	g/t	**3.69**	2.83	3.23	2.04	2.70	—	2.90	12.51
Surface	g/t	**0.22**	0.22	0.22	—	—	0.14	0.35	—
PGM production (4E/2E)[3]	000oz	**2,129**	**1,526**	**606**	**197**	**123**	**39**	**562**	**603**
Underground	000oz	**2,009**	1,406	582	197	123	—	504	603
Surface	000oz	**121**	121	24	—	—	39	58	—
PGM sales (4E/2E)	000oz	**2,171**	**1,576**	**677**	**197**	**116**	**39**	**548**	**594**
Price and cost[4]									
Average PGM basket price received5	R/oz	**35,125**	36,651	35,763	40,435	30,871	28,574	36,962	31,373
	US$/oz	**2,134**	2,227	2,173	2,457	1,876	1,736	2,246	1,906
Adjusted EBITDA margin[6]	%	**55**	53	48	64	57	32	53	61
All-in sustaining cost[7]	R/oz	**16,768**	17,792	18,834	13,512	14,380	11,161	18,624	14,385
	US$/oz	**1,019**	1,081	1,144	821	874	678	1,131	874
All-in cost[7]	R/oz	**17,983**	17,830	18,889	13,512	14,380	11,668	18,624	18,339
	US$/oz	**1,093**	1,083	1,148	821	874	709	1,131	1,114
Capital expenditure[4]									
Ore reserve development	Rm	**2,364**	1,125	708	—	—	—	417	1,239
Sustaining capital	Rm	**1,847**	1,052	515	188	414	23	326	795
Growth projects	Rm	**2,405**	20	—	—	—	20	—	2,385
Total	Rm	**6,615**	**2,197**	**1,223**	**188**	**414**	**43**	**743**	**4,419**
	US$m	**402**	**133**	**74**	**11**	**25**	**3**	**45**	**269**

Average exchange rate in 2020 was R16.46/US$

Figures may not tally as they are rounded independently

[1] The Total PGM operations, Total SA PGM operations and Marikana exclude the production and costs associated with the purchase of concentrate (PoC) from third parties

[2] Kroondal and Mimosa represent 50% attributable production while Platinum Mile is 91.7% owned and 100% incorporated

[3] The Eastern Tailings Treatment Plant (ETTP) processing facility ounce production resulting from the processing of material from the Marikana underground operation was previously reported under the surface operation. These produced ounces are now appropriately included in the Marikana underground production resulting in a revision of previously reported plant recoveries and yield for the Marikana underground and surface operations

[5] The average PGM basket price is the PGM revenue per 4E/2E ounce prior to a purchase-of-concentrate adjustment

IR - 107

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Delivering value from our operations and projects *continued*

SA gold operations (2021)

	Unit	Total	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD
Production							
Ore milled	000t	44,402	2,037	6,003	2,476	4,642	29,244
Underground	000t	5,162	1,474	1,862	1,826	—	—
Surface	000t	39,240	563	4,141	650	4,642	29,244
Yield	g/t	0.75	4.55	1.82	2.58	0.25	0.19
Underground	g/t	4.79	6.11	5.13	3.37	—	—
Surface	g/t	0.22	0.45	0.33	0.36	0.25	0.19
Gold production	kg	33,372	9,265	10,936	6,380	1,166	5,625
	000oz	1,073	298	352	205	37	181
Underground	kg	24,719	9,013	9,558	6,148	—	—
	000oz	795	290	307	198	—	—
Surface	kg	8,653	252	1,378	232	1,166	5,625
	000oz	278	8	44	7	37	181
Gold sales	kg	33,374	9,314	10,961	6,305	1,175	5,619
	000oz	1,073	299	352	203	38	181
Price and costs							
Gold price received	R/kg	849,703	851,621	847,915	847,423	850,213	852,465
	US$/oz	1,787	1,791	1,783	1,782	1,788	1,793
Adjusted EBITDA margin[1]	%	18	27	15	13	(42)	29
All-in sustaining cost[2]	R/kg	803,260	793,000	858,316	857,256	742,979	665,065
	US$/oz	1,689	1,668	1,805	1,803	1,562	1,399
All-in cost[2]	R/kg	821,358	793,000	876,380	858,366	742,979	673,429
	US$/oz	1,727	1,668	1,843	1,805	1,562	1,416
Capital expenditure							
Ore reserve development	Rm	2,604	1,177	930	497	—	—
Sustaining capital	Rm	1,304	322	488	164	—	330
Growth projects[3]	Rm	472	—	198	7	—	47
Total	Rm	4,380	1,499	1,616	668	—	377
	US$m	296	101	109	45	—	25

Average exchange rate in 2021 was R14.79/US$

Figures may not tally as they are rounded independently

[3] *Project expenditure for 2021 includes corporate project expenditure to the value of R220 million (US$15 million) – the majority of which was related to various IT projects and to the Burnstone project*

IR - 108

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Delivering value from our operations and projects *continued*

SA gold operations (2020)

	Unit	Total	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD
Production							
Ore milled	000t	41,226	1,224	6,895	1,908	4,569	26,630
Underground	000t	4,202	1,224	1,569	1,409	—	—
Surface	000t	37,024	—	5,326	499	4,569	26,630
Yield	g/t	0.74	6.36	1.59	2.77	0.26	0.20
Underground	g/t	5.22	6.36	5.77	3.62	—	—
Surface	g/t	0.23	—	0.36	0.35	0.26	0.20
Gold production	kg	30,561	7,790	10,948	5,280	1,172	5,371
	000oz	983	250	352	170	38	173
Underground	kg	21,953	7,790	9,057	5,106	—	—
	000oz	706	250	291	164	—	—
Surface	kg	8,608	—	1,891	174	1,172	5,371
	000oz	277	—	61	6	38	173
Gold sales	kg	30,136	7,554	10,752	5,286	1,125	5,419
	000oz	969	243	346	170	36	174
Price and costs							
Gold price received	R/kg	924,764	899,325	910,984	882,312	924,089	932,091
	US$/oz	1,747	1,699	1,721	1,667	1,746	1,761
Adjusted EBITDA margin[1]	%	28	27	29	18	(26)	41
All-in sustaining cost[2]	R/kg	743,967	788,708	764,007	816,591	661,422	604,650
	US$/oz	1,406	1,490	1,444	1,543	1,250	1,143
All-in cost[2]	R/kg	756,351	788,708	778,460	816,629	661,422	613,176
	US$/oz	1,429	1,490	1,471	1,543	1,250	1,159
Capital expenditure							
Ore reserve development	Rm	1,786	742	722	322	—	—
Sustaining capital	Rm	967	187	392	93	—	295
Growth projects[3]	Rm	244	—	155	—	—	46
Total	Rm	2,997	929	1,270	415	—	341
	US$m	182	56	77	25	—	21

Average exchange rate in 2020 was R16.46/US$

Figures may not tally as they are rounded independently

[3] *Project expenditure for 2020 included corporate project expenditure to the value of R42 million (US$3 million) – the majority of which was related to various IT projects and the Burnstone project*

IR - 109

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Delivering value from our operations and projects *continued*

FUTURE FOCUS – OPERATIONAL OUTLOOK

In addition to the 2022 production guidance, the Group shared more about its operations and outlook in a series of Investor days in the latter part of 2021 – these are available at *www.sibanyestillwater.com/features/2021/investor-days.*

2022 Production guidance[3]

2021	Production	All-in sustaining costs	Total capital
US PGM operations (2E mined)	550 – 580koz	US$980 – US$1,030/oz[4]	US$300 – US$310m (incl US$70m project capex
US Recycling (3E)	750 – 800koz	n/a	US$3m
SA PGM operations[2] (4E PGMs)	1.75 – 1.85moz[2]	R18,500 – 19,200/4Eoz (US$1,233 – 1,280/4Eoz)[1]	R4,800m (US$317m), including R950m (US$63m) on K4 project[1]
SA gold operations[5] (excluding DRDGOLD)			

Source: Company forecasts as announced on 3 March 2022

[1] *Estimates are converted at an exchange rate of R15.00/US$*

[2] *SA PGM operations' production guidance includes 50% of the attributable Mimosa production. Mimosa is excluded from AISC and capital due, to it being equity accounted*

[3] *Guidance does not take into account the impact of unplanned events (including strike or unplanned COVID-19-related disruptions)*

[4] *US PGM AISC are impacted by tax and royalties paid based on PGM prices, current guidance was based on spot 2E PGM prices of US$1,700/oz*

[5] *SA gold operations guidance is no longer valid due to the strike which started in March 2022*

MAJOR INVESTMENT IN OPERATIONAL SUSTAINABILITY

SA projects

In February 2021 the Board approved capital investment in three new projects: the Marikana K4 and Klipfontein projects at the SA PGM operations and the Burnstone gold project.

The Marikana K4 project: unrivalled tier 1 PGM project

The Marikana K4 project is a largely pre-developed and equipped, high return project, which will access both the Merensky and UG2 reefs to produce approximately 250,000 4Eoz per annum over a 50-year life. Both the main and vertical shafts have been pre-developed and equipped to depths of 1,332m and 1,078m below surface respectively. Associated surface infrastructure to a large extend is in place, requiring only minor refurbishments. In addition, the K4 concentrator, able to treat approximately 130,000tpm (tonnes per month) of UG2 and Merensky reef is already fully operational. The Marikana K4 project will sustain approximately 4,380 direct jobs at steady state. In addition, it will create meaningful long-term opportunities for local procurement, SMME development and skills transfer. The K4 project, which started development and production ramp up is currently on track.

The Klipfontein project: a shallow open pit PGM project

- Open pit operation adjacent to Kroondal East Bambanani shaft
- UG2 reef will be mined to depth of ~45 meters producing 118,250 4Eoz over a three year period
- 50/50 JV with Anglo American Platinum (under the current PSA)
- Ore will be transported and treated at the K2 Concentrator
- The project is on track and is ramping up with full production expected in Q2 2022

Infrastructure optimisation at Kloof

Investment in infrastructure reduction:

- Kloof 8 Shaft Expansion Project, designed to increase the production at the shaft by 40%
- Kloof 4 to Kloof 3 Shaft Integration, designed to access Kloof 3 sub-vertical shaft reserves from longer life Kloof 4 Shaft – reduce infrastructure costs and improve capacity utilisation
- Kloof 1 to Kloof 3 Shaft Integration, designed to access Kloof 3 sub-vertical shaft reserves from Kloof 1 – allows early closure of Kloof 3 shaft reducing infrastructure costs and enabling better capacity utilisation
- Kloof 4 to Kloof 7 Shaft Integration, designed to improve productivity at Kloof 4 Shaft through increased face time
- Kloof 3 shaft surface potential, establishing a refrigeration system independent of Kloof 3 to cool the other Kloof shafts

Burnstone project

The Burnstone project (near Balfour in the Mpumalanga province) is a shallow to intermediate depth gold mine, with an expected life of more than 20 years. Although it is a greenfield project, Burnstone has already been extensively pre-developed. Existing infrastructure includes a vertical shaft, a decline for machine access, a metallurgical plant, surface workshops, and offices. Burnstone boasts existing resources of 9.1Moz and reserves of 2.6Moz. Given the high rates of poverty and joblessness in the area, the project will have an important impact on socioeconomic stability, creating approximately 2,500 jobs in the long term, as well as meaningful opportunities for procurement, SMME development and skills transfer.

The project involves exploiting the Kimberley Reef at an average depth of 550m to 1,005m, using methods well known to Sibanye-Stillwater. Commercial production will start during Q1 2024, by which stage the metallurgical plant will be fully operational. We expect to produce around 138,000oz of gold annually at steady state, with an average incremental operating cost of R419,000/kg over the life-of-mine.

IR - 110

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Delivering value from our operations and projects *continued*

Other than recruitment of personnel, the project is progressing to schedule. Mitigation measures have been put in place to fill recruitment gaps for 2022. Delivery of major equipment (including drill rigs, bolters, LHDs and dump trucks) commenced in November 2021.

Most project milestones remain on track, notwithstanding some complications in general earthworks, construction and procurement. Special measures, such as the use of temporary services pending finalisation of contracts, are being put in place to mitigate against delays.

The option to start the Burnstone plant earlier than planned, using tailings from the surrounding areas, is being investigated.

Projects in Europe

Keliber lithium hydroxide (LiOH) project

In February 2021, Sibanye-Stillwater announced its entry into the battery metals space after buying 26.6% of Keliber for a consideration of EUR30 million, with the option to acquire a 50% stake in the Keliber project within two years by funding a larger proportion of the project capital. First production from Keliber is expected in 2024 with annual production of approximately 15,000 tonnes of lithium hydroxide at full production. Keliber is located in Finland, which host some of the most significant lithium-bearing deposits in Europe.

A definitive feasibility study (DFS) has been concluded and reviewed, with detailed engineering design that targeted implementation for H2 2022. See *www.sibanyestillwater.com/news-investors/news/transactions/Keliber*

Sandouville Nickel refinery (Normandy, France)

On 4 February 2022 we bought the Sandouville nickel hydrometallurgical processing facility from Eramet SA at a cost of approximately EUR85 million.

Sibanye-Stillwater continues to evaluate the options for the Sandouville site, in parallel with existing operations, to target specific nickel battery metal products and unlock the full potential of these facilities. A detailed investment and development plan will be provided in due course. (See *www.sibanyestillwater.com/news-investors/news/transactions/sandouville*)

Projects in the Americas

Rhyolite Ridge

Rhyolite Ridge is an advanced stage exploration project in Esmeralda County, Nevada, USA. Rhyolite Ridge aims to extract a large, shallow lithium-boron deposit, located close to existing infrastructure and centrally located between Las Vegas and Tesla's Giga factory near Reno, Nevada. It is expected to be one of the first large-scale US lithium projects to enter production. During 2021, Sibanye-Stillwater made a US$70 million strategic investment in ioneer Ltd, giving us a 7.12% stake. Further investment is only due once several permits have been obtained.

Altar

Altar, San Juan province, Argentina, is an advanced stage porphyry copper-gold exploration project.

As at 31 December 2021, Sibanye-Stillwater's interest in Altar was 100%, subject to an initial earn of 60% by Aldebaran Resources Inc which is still to be completed.

As at 31 December 2021, Altar contained 1,408.6 million tonnes of declared attributable Mineral Resources at 0.4% copper and 0.1 g/t gold (13.1 billion pounds of copper and 4.3 million ounces of gold).

Rio Grande

The Rio Grande (north-west Argentina) exploration stage project (owned and managed by Aldebaran) is a copper-gold porphyry deposit with an associated iron oxide copper-gold (IOCG) style alteration. Sibanye-Stillwater holds a 19.9% interest in the project through its shareholding in Aldebaran Resources. As at 31 December 2021, Rio Grande contained 22.3 million tonnes of declared attributable Mineral Resources at 0.3% copper and 0.3 g/t gold (134.7 million pounds of copper and 0.236 million ounces of gold).

Marathon

The Marathon project is a PGM-gold-copper project, situated 10km north of Marathon, Ontario, Canada.

Sibanye-Stillwater concluded an acquisition agreement with Generation Mining Limited (Gen Mining) in 2019, through which Gen Mining acquired a 51% interest in the Marathon project and formed an unincorporated JV with Stillwater Canada Inc, in exchange for a cash consideration of CAD$3 million and a 12.9% equity interest in Gen Mining.

Gen Mining is the operator of the JV and has assumed all liabilities of the property. During 2021, Gen Mining increased its stake, reducing Sibanye-Stillwater's effective interest to 22.65%. This includes the direct interest of 16.5% in the project and indirect interest through the Group's investment in Gen Mining. As at 31 December 2021, Marathon had 56.4 million tonnes of declared attributable Mineral Resources at 0.2% copper and a 2E+Au PGM grade of 0.7g/t (263.2 million pounds copper and 1.2 million ounces 2PGM+Au). In quarter one of 2022, post the effective date of this statement, the JV parties agreed to Sibanye-Stillwater exchanging its project level ownership for a combined total corporate level equity interest of approximately 19.1% in Generation Mining.

Denison

The Denison project was acquired as part of the Lonmin transaction in June 2019. The Denison project is a PGM exploration project on the Sudbury Igneous Complex (SC), (Sudbury, Canada).

During 2019, a binding letter agreement with Wallbridge Mining was executed whereby Wallbridge was appointed as the operator of the revised Denison property. At the end of December 2021, Wallbridge owned 17.8% of the project, Sibanye-Stillwater owned 64.9% while the remaining 17.3% is held by other external parties.

Other projects

The Group also has a considerable number of projects in South Africa (at various stages) which could potentially be developed depending on developments in the economic and regulatory environment. More Ore information about the projects is available in the Mineral Reserves and Resources report: *www.sibanyestillwater.com/news-investors/reports/annual*

IR - 111

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Mineral Resources and Mineral Reserves: a summary

OUTCOMES DESIRED
Total returns
Assured product
Economic value
STAKEHOLDERS
ENVIRONMENT
SHAREHOLDERS
COMMUNITIES
ORGANISED LABOUR
EMPLOYEES
CUSTOMERS
GOVERNMENT
OPERATING PILLARS AFFECTED
Costs
Quality
Volume
Sibanye Stillwater
CARES
about our...

WHAT WE DID IN 2021

SUCCESSES

- **Stable Mineral Resources (89.6Moz 2E) and Mineral Reserves (27.3Moz 2E) at our US PGM operations**
- **Agreements with Anglo American Platinum (AngloPlat) enable Kroondal to immediately mine parts of the Rustenburg lease area, adding 1.3Moz 4E of attributable Mineral Reserves to the SA PGM base**

The execution and delivery on the Group's green metals strategy has led to:

- **A maiden lithium Mineral Resource of 78.5Kt of Li_2O, due to the inclusion of the attributable interests in the Keliber (26.6%) and Rhyolite Ridge (through the 7.1% holding in ioneer Ltd) projects in Finland and the US**
- **A maiden company zinc Mineral Reserve of 1,016.3Mlb due to the inclusion of the attributable interest (19.9%) in the New Century tailings retreatment operation in Australia**

CHALLENGES

- **Security of tenure concerns at the SA PGM Hoedspruit exploration project, due to delays at the DMRE in addressing the appeal against the declined prospecting right renewal, resulted in a 5.8Moz reduction in 4E PGM Mineral Resources**
- **Expiry of the SA PGM Zondernaam exploration permit and a decision to divest, resulted in a 15.9Moz reduction in 4E PGM Mineral Resources**
- **Pending an update to the pre-feasibility study (PFS) at the SA gold Southern Free State (SOFS) exploration project, a reduction of 2.1Moz in the Mineral Reserves have been recorded**

Sibanye-Stillwater's Mineral Resources and Mineral Reserves are reported in accordance with the SAMREC Code and are fully compliant in all material respects with the requirements of the code.

APPROACH AND SALIENT FEATURES

The statement of Mineral Resources and Mineral Reserves, as at 31 December 2021 outlines the attributable Mineral Resources and Mineral Reserves at each of our operating mines and projects. The Mineral Resources and Mineral Reserves are compared to the last full declaration made, as at 31 December 2020, and therefore include a 12-month period of production depletion due to mining activity.

The statement is underpinned by appropriate Mineral Resources management processes and protocols that ensure adequate corporate governance.

This section is a condensed overview of the Mineral Resource and Mineral Reserves Report 2021, which contains a comprehensive review of Mineral Resources and Mineral Reserves, as at 31 December 2021, and details the location, geology, mining, processing, operational statistics and changes at each of the Group's mining operations and projects. The detailed statement of Mineral Resources and Mineral Reserves is available online at *www.sibanyestillwater.com/news-investors/reports/annual/*

Sibanye-Stillwater has extensive Mineral Resources and Mineral Reserves, the majority of which are precious metals located in the Americas and Southern Africa.

IR - 112

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Mineral Resources and Mineral Reserves: a summary *continued*

2020 Precious metals Mineral Reserves (81.9Moz)

26.9
39.5
8.4
4.3
2.8
US PGM operations
SA PGM operations
SA Gold operations
SA Gold projects
DRDGOLD

2020 Precious metals Mineral Resource (478.8Moz)

5.1
86.9
217.4
85.9
55.5
19.7
US PGM operations
America PGM and AU project
SA PGM operations
SA PGM projects
SA Gold operations
SA Gold projects
DRDGOLD

2021 Precious metals Mineral Reserves (72.5Moz)

27.3
32.2
7.8
2.6
2.6
US PGM operations
SA PGM operations
SA Gold operations
SA Gold projects
DRDGOLD

2021 Precious metals Mineral Resource (398.0Moz)

5
89.6
6.2
174.7
52.9
53.6
16
US PGM operations
America PGM and AU project
SA PGM operations
SA PGM projects
SA Gold operations
SA Gold projects
DRDGOLD

The Group reports in accordance with both the JSE and the US Securities and Exchange Commission (SEC) guidelines on commodity prices used for the estimation of Mineral Resources and Mineral Reserves at all managed operations, development, and exploration properties. For the 2021 disclosure the company has taken note of the SEC allowance (subpart 1300 of Regulation S-K) for forward-looking prices as opposed to three-year average trailing prices. Noting market research, we believe that forward-looking prices more accurately capture changes in market dynamics. Hence we opted to apply them. Mineral Resource price assumptions, which focus on longer timeframes, are based on higher prices than for Mineral Reserves. These assumptions facilitate long-term planning, while still taking prospects for economic extraction into account. The exchange rate used for the Mineral Resource and Mineral Reserves Declaration as at 31 December 2021 is R15.00/US$.

[1] *Long-term contract prices*

IR - 113

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Mineral Resources and Mineral Reserves: a summary *continued*

AMERICAS

Platinum Group Metals

US PGM operations

- Total 2E PGM Mineral Resources of 89.6Moz, a year-on-year increase of 3.1%
- Total 2E PGM Mineral Reserves of 27.3Moz, a year-on-year increase of 1.5%

The growth in Mineral Resources was driven by an improvement in geological interpretation of the ore-body, resulting in improved continuity (increase in tonnage), but at a lower average grade. This in turn has driven the minor increase in Mineral Reserves.

A detailed reconciliation of the 2020 to 2021 US PGM operations' Mineral Reserves is shown in the table below.

Factors	2E PGM (Moz)
31 December 2020	**26.9**
Depletion	(0.7)
Post depletion	**26.3**
Area Inclusions/Exclusions	(0.3)
Geological interpretation	5.4
Estimation methodology	(2.7)
Economic parameters	0.0
Modifying factors	(1.4)
31 December 2021	**27.3**

PGM Exploration projects in the Americas

- Minor (0.1Moz) year-on-year decrease in Mineral Resources due to a change in the attributable interest in Generation Mining Ltd

Green Metals

Copper exploration projects

- Total copper Mineral Resources of 13,601.8Mlb, a decrease of 26.2%

The primary driver of the change in Mineral Resources was the Altar project, where an updated Mineral Resource estimate (using geological constraints aimed at highlighting the location, geometry and volume of the higher-grade copper-gold zones) was completed. This could lead to a more targeted, higher-grade mining approach, delivering superior economies.

Lithium exploration projects

- Maiden lithium carbonate equivalent (LCE) Mineral Resources of 88.9Mt
- Maiden boric acid (H_3BO_3) Mineral Resources of 846.3Kt

During 2021, the company acquired a 7.1% interest in ioneer Ltd the owner and operator of the Rhyolite Ridge Lithium development project in Nevada, USA, with an agreement in place to establish a 50:50 joint venture on the project.

SOUTHERN AFRICA

Platinum Group Metals

SA PGM operations

- Total 4E PGM Mineral Resources of 174.7Moz, a year-on-year decrease of 19.6%
- Total 4E PGM Mineral Reserves of 32.2Moz, a year-on-year decrease of 18.6%

This drop in Mineral Resources and Mineral Reserves is primarily due to the change in how we report the minority shareholdings (generally B-BBEE shareholding structures). The application of the attributable effective legal interest instead of the effective accounting interest previously applied at Marikana and Rustenburg resulted in 7.3Moz 4E in Mineral Reserves and 39.9Moz 4E in Mineral Resources being allocated to minority legal interests. As noted above, this change in policy has no impact on the underlying mineral assets available for mining, and therefore does not impact the LoM or profitability of our operations in any way.

Outside of this, depletion of 2.9Moz 4E from mining activities during 2021 was partly off-set by a 0.8Moz 4E increase in Mineral Reserves due to the revised economic parameters applied. LoM tail-end production, which had previously been excluded, has become economically viable due to boundary optimisation and current price assumptions.

Agreements with Anglo Platinum Ltd to allow for mining from Kroondal through the PSA boundary into the Sibanye Rustenburg Platinum Mine lease area and to (in 2022) acquire its 50% interest in the Kroondal PSA, added 1.3Moz 4E in attributable Mineral Reserves, more than doubling the Kroondal LoM. Significant value will be unlocked through the early extraction of the Rustenburg resources from the low-cost mechanised Kroondal infrastructure. Previously, these would only have been assessed for conversion to Mineral Reserves (i.e. extraction) much later. At Mimosa (Wedza West), 0.3Moz 4E attributable Mineral Reserves were added due to the incorporation of additional mineral title acquired.

A detailed reconciliation of the 2020 to 2021 SA PGM operations Mineral Reserves is shown below.

SA PGM operations – Mineral Reserves reconciliation

Factors	4E PGM (Moz)
Mineral Reserves 2020 (Attributable)	**39.5**
Mineral Reserves 2020 (Minority Shareholders)	3.7
Mineral Reserves 2020 (100%)	43.2
2021 Depletion	(2.9)
Post Depletion	**40.3**
Economic Valuation[1]	0.8
Evaluation	(0.3)
Geological Changes	0.3
Boundary Changes[2]	2.1
Technical Factors	(0.1)
Mineral Reserves 2021 (100%)	43.2
Mineral Reserves 2021 (Attributable to Minority Shareholders)[3]	(11.0)
Mineral Reserves 2021 (Attributable)	**32.2**

1. LoM gains associated with tail-end optimisation

2. Rustenburg additions due to the Kroondal PSA agreement with Anglo American, and Mimosa land addition at Wedza West

3. Revised approach to calculating attributable Oz

SA PGM exploration projects

- Total 4E PGM Mineral Resources of 52.9Moz, a decrease of 38.4%

The key drivers of the changes in Mineral Resources are:

- Exclusion of Zondernaam due to a decision not to proceed with a prospecting right renewal (-15.9Moz)
- Exclusion of Hoedspruit (-5.8Moz)
  - removed subject to final approval of the prospecting right renewal application
- Change in attributable reporting methodology (-9.0Moz), i.e. Akanani (-5.2Moz) and Limpopo (-3.8Moz)
- Revised estimation at the Dwaalkop JV Project, taking into consideration audit findings (-2.3Moz)

The Akanani, Limpopo and Blue Ridge Mineral Resource disclosures are underpinned by mining studies displaying reasonable prospects for economic extraction.

IR - 114

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Mineral Resources and Mineral Reserves: a summary *continued*

GOLD

SA gold operations

- Total gold Mineral Resources of 58.7Moz, a decrease of 6.5%
- Total gold Mineral Reserves of 10.5Moz, a decrease of 7%

The decrease in SA Gold Mineral Reserves can be attributed mainly to:

- Depletion of 1.1Moz
- Offset by an increase of 0.4Moz at Driefontein due to Ventersdorp Contact Reef (VCR) exploration success

A detailed reconciliation of the 2020 to 2021 SA gold operations' Mineral Reserves is provided below.

SA gold operations – Mineral Reserves reconciliation

Factors	Gold (Moz)
31 December 2020	**11.3**
Depletion	(1.1)
Post Depletion	10.1
Area Inclusions/Exclusions[1]	0.5
Attributable adjustment[2]	(0.1)
Geological Interpretation[3]	(0.1)
Economic Parameters[4]	0.1
Modifying factors[5]	(0.01)
31 December 2021	**10.5**

1. *Driefontein VCR area inclusions and Kloof tail cut*
2. *DRDGOLD and Cooke*
3. *Kloof estimation model changes on VCR*
4. *Surface tailings capacity increase a Kloof 3 Shaft closure*
5. *MCF changes*

SA gold development project

- Total gold Mineral Resources of 9.1Moz, unchanged
- Total gold Mineral Reserves of 2.6Moz, an increase of 18.6%

At the Burnstone development project the increase in Mineral Reserves was driven by an optimisation of the tail-end production profile.

SA Gold development projects – Mineral Reserves reconciliation

Factors	Gold (Moz)
31 December 2020	2.2
Area Inclusions/Exclusions[1]	(0.4)
31 December 2021	2.6

1. *Burnstone tail-end optimisation*

SA gold exploration projects

- Total gold Mineral Resources of 6.9Moz, a decrease of 16.9% due to the exclusion of the Merriespruit portion of the SOFS project as a result of a pending section 102 application with the DMRE
- No gold Mineral Reserves declared (-2.1Moz) due to the exclusion of the De Bron Merriespruit (part of SOFS), pending an update of the pre-feasibility study

Uranium

SA Uranium exploration projects

- Total U_3O_8 Mineral Resources of 66.0Moz, a 16.1% decrease year-on-year, impacted by the change in attributable reporting methodology at Cooke

The uranium Mineral Resources are classified under exploration, but occur within gold operational footprints.

EUROPE

Green Metals

Lithium exploration project

- Maiden lithium carbonate equivalent (LCE) Mineral Resources of 105.1Kt

During 2021 Sibanye-Stillwater acquired a 26.6% stake in Keliber Oy (Keliber), the Finnish mining and chemical company that owns and manages the Keliber project. An update to the original Definitive Feasibility Study (DFS), dated 2018, was issued on 25 March 2022.

AUSTRALIA

Zinc Operation

- Maiden zinc Mineral Resources of 1,016.3Mlb
- Maiden zinc Mineral Reserves of 710.9Mlb

In Q4 2021, Sibanye-Stillwater acquired a 19.9% shareholding in New Century Resources. New Century owns and operates the New Century Zinc operation, the largest tailings retreatment operation in Australia.

CORPORATE GOVERNANCE

This Mineral Reserve and Mineral Resource declaration represents a condensed and consolidated summary of the full Sibanye-Stillwater Mineral Resource and Mineral Reserve declaration available in the Group Mineral Resource and Mineral Reserve Report, which was published on 22 April 2022 and available at *www.sibanyestillwater.com/news-investors/reports/annual*

The Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, exchange rates, operating costs, mining permits, changes in legislation and operating factors.

Sibanye-Stillwater prepares and reports its Mineral Resources and Mineral Reserves in accordance with the SAMREC Code, the updated Section 12 of the JSE Listings Requirements, and the SEC regulation S-K Sub-part 1300. For non-managed mineral properties, Mineral Resources and Mineral Reserves are in certain cases prepared under different codes, such as JORC and NI-43-101. These codes are closely aligned with SAMREC, form part of CRIRSCO (Committee for Mineral Reserves International Reporting Standards), and the estimates are therefore deemed to be consistent with SAMREC and SK1300.

Production volumes are reported in metric tonnes (t). By-product metals that do not constitute material contribution to potential revenue flows are typically excluded from the estimates.

All financial models used to determine the managed Mineral Reserves are based on current tax regulations as at 31 December 2021. Rounding of figures may result in minor computational discrepancies. Where this happens, it is not deemed significant.

There are teams of Competent Persons (CPs or QPs), designated in terms of the respective national reporting codes, who take responsibility for the reporting of Mineral Resources and Mineral Reserves. Corporate governance on the overall compliance of the Group's figures and responsibility for the generation of a Group consolidated statement has been overseen by the lead CP's, included below. The Group has the written confirmation of the lead CP's that the information, as disclosed in this report, is compliant with the relevant security exchanges' listing requirements (Section 12 of the JSE Listings Requirements, SAMREC Table 1 and the US SEC SK1300), and that it may be published in the form and context in which it was intended.

For the managed operations, Stephan Stander is the Group Lead CP for Mineral Resources; and Tom van den Berg is the Group Lead CP for Mineral Reserves. Stephan is a registered member of the South African Council for Natural Scientific Professions (SACNASP 400089/96). Tom is a registered member of the South African Institute of Mining and Metallurgy (SAIMM 700497).

IR - 115

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Mineral Resources and Mineral Reserves: a summary *continued*

AMERICAS

Classified PGM Mineral Resources Inclusive of Mineral Reserves

			31 December 2021				31 December 2020			
			Attributable			100%	Attributable			100%
PGM	Americas		Tonnes (Mt)	Grade (g/t)	PGM (Moz)	PGM (Moz)	Tonnes (Mt)	Grade (g/t)	PGM (Moz)	PGM (Moz)
Operations	Stillwater and East Boulder	Measured	39.9	14.7	18.9	18.9	12.4	15.1	6.0	6.0
		Indicated	59.1	13.8	26.1	26.1	70.1	14.6	33.0	33.0
		Measured + Indicated	**99.0**	**14.1**	**45.0**	**45.0**	**82.5**	**14.7**	**39.0**	**39.0**
		Inferred	113.6	12.2	44.6	44.6	96.2	15.5	47.9	47.9
Grand total			**212.6**	**13.1**	**89.6**	**89.6**	**178.7**	**15.1**	**86.9**	**86.9**

PGM	Americas	31 December 2021										
Exploration		Tonnes (Mt)	PGM (g/t)	PGM (Moz)	Copper (%)	Copper (Mlb)	Nickel (%)	Nickel (Mlb)	Silver (g/t)	Silver (Moz)	Gold (g/t)	Gold (Moz)
Marathon[1]	Measured	23.4	0.8	0.6	0.2	104.9			1.5	1.1	0.1	0.1
	Indicated	26.7	0.6	0.5	0.2	126.6			1.7	1.4	0.1	0.05
	Measured + Indicated	**50.1**	**0.7**	**1.1**	**0.2**	**231.5**			**1.6**	**2.5**	**0.1**	**0.1**
	Inferred	6.2	0.5	0.1	0.2	31.7			1.5	0.3	0.03	0.01
Denison[2]	Measured	0.1	6.2	0.02	0.5	1.0	0.3	0.7			1.4	0.004
	Indicated	1.1	2.8	0.1	1.3	31.3	1.6	37.6			0.4	0.01
	Measured + Indicated	**1.2**	**3.0**	**0.1**	**1.2**	**32.3**	**1.5**	**38.3**			**0.5**	**0.02**
	Inferred	1.3	2.7	0.1	1.2	33.7	1.5	42.7			0.4	0.02
Total Measured + Indicated		**51.3**	**0.8**	**1.3**	**0.2**	**263.7**	**1.5**	**38.3**	**1.5**	**2.5**	**0.1**	**0.1**
Grand total		**58.8**	**0.8**	**1.5**	**0.3**	**329.1**	**1.5**	**81.1**	**1.5**	**2.8**	**0.1**	**0.1**

PGM	Americas	31 December 2020										
Exploration		Tonnes (Mt)	PGM (g/t)	PGM (Moz)	Copper (%)	Copper (Mlb)	Nickel (%)	Nickel (Mlb)	Silver (g/t)	Silver (Moz)	Gold (g/t)	Gold (Moz)
Marathon[1]	Measured	26.7	0.8	0.7	0.2	119.7			1.5	1.3	0.1	0.1
	Indicated	30.5	0.6	0.6	0.2	144.5			1.7	1.6	0.1	0.1
	Measured + Indicated	**57.2**	**0.7**	**1.3**	**0.2**	**264.1**			**1.6**	**2.9**	**0.1**	**0.1**
	Inferred	7.1	0.5	0.1	0.2	36.2			1.5	0.3	0.03	0.01
Denison[2]	Measured	0.1	6.2	0.02	0.5	1.0	0.3	0.7			1.4	0.004
	Indicated	1.1	2.8	0.1	1.3	31.3	1.6	37.6			0.4	0.01
	Measured + Indicated	**1.2**	**3.0**	**0.1**	**1.2**	**32.3**	**1.5**	**38.3**			**0.5**	**0.02**
	Inferred	1.3	2.7	0.1	1.2	33.7	1.5	42.7			0.4	0.02
Total Measured + Indicated		**58.4**	**0.8**	**1.4**	**0.2**	**296.4**	**1.5**	**38.3**	**1.6**	**2.9**	**0.1**	**0.1**
Grand total		**66.8**	**0.8**	**1.6**	**0.2**	**366.3**	**1.5**	**81.1**	**1.6**	**3.2**	**0.1**	**0.2**

IR - 116

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Mineral Resources and Mineral Reserves: a summary *continued*

Classified Copper Mineral Resources Inclusive of Mineral Reserves

			31 December 2021					31 December 2020				
COPPER Exploration	**Americas**		**Tonnes (Mt)**	**Copper (%)**	**Copper (Mlb)**	**Gold (g/t)**	**Gold (Moz)**	**Tonnes (Mt)**	**Copper (%)**	**Copper (Mlb)**	**Gold (g/t)**	**Gold (Moz)**
Altar[3]	Measured		637.9	0.4	6,095.0	0.1	2.4	1,005.9	0.3	7,458.2	0.1	3.0
	Indicated		580.3	0.4	5,293.0	0.1	1.5	1,051.5	0.3	7,052.9	0.1	2.3
	Measured + Indicated		**1,218.2**	**0.4**	**11,388.0**	**0.1**	**3.9**	**2,057.4**	**0.3**	**14,511.1**	**0.1**	**5.2**
	Inferred		190.4	0.4	1,750.0	0.1	0.4	556.6	0.3	3,419.6	0.1	1.1
Rio Grande[4]	Measured		—	—	—	—	—	—	—	—	—	—
	Indicated		14.1	0.3	93.2	0.4	0.2	14.1	0.3	93.2	0.4	0.2
	Measured + Indicated		**14.1**	**0.3**	**93.2**	**0.4**	**0.2**	**14.1**	**0.3**	**93.2**	**0.4**	**0.2**
	Inferred		8.2	0.2	41.5	0.3	0.1	8.2	0.2	41.5	0.3	0.1
Total Measured + Indicated			**1,232.3**	**0.4**	**11,481.2**	**0.1**	**4.1**	**2,071.6**	**0.3**	**14,604.4**	**0.1**	**5.4**
Grand total			**1,430.9**	**0.4**	**13,272.7**	**0.1**	**4.6**	**2,636.3**	**0.3**	**18,065.4**	**0.1**	**6.6**

Classified Lithium Mineral Resources Inclusive of Mineral Reserves

			31 December 2021						
LITHIUM	**Americas**		**Tonnes (Mt)**	**Li2O (%)**	**Li2O (Kt)**	**LCE**[5] **(%)**	**LCE**[5] **(Kt)**	**H_3BO_3 (%)**	**H_3BO_3 (Kt)**
Exploration	**Rhyolite Ridge**[6]	Measured	2.8	0.4	10.3	0.9	25.4	8.3	230.7
		Indicated	6.3	0.3	20.9	0.8	51.6	8.1	506.5
		Measured + Indicated	**9.0**	**0.3**	**31.2**	**0.9**	**77.0**	**8.2**	**737.2**
		Inferred	1.4	0.3	4.8	0.9	11.9	7.9	109.1
Grand total			**10.4**	**0.3**	**36.0**	**0.9**	**88.9**	**8.1**	**846.3**

1. *22.65% Attributable, non-managed*
2. *64.92% Attributable, non-managed*
3. *100% Attributable, non-managed*
4. *19.9% Attributable, non-managed, based on shareholding in Aldebaran Resources*
5. *LCE figures derived from in-situ Li mineralisation by applying a ratio of 1:5.323*
6. *Based on the 7.12% attributable interest in ioneer Ltd, manager of the Rhyolite Ridge Project*

Classified PGM Mineral Reserves

			31 December 2021				31 December 2020			
			Attributable			100%	Attributable			100%
PGM	**Americas**		Tonnes (Mt)	Grade (g/t)	PGM (Moz)	PGM (Moz)	Tonnes (Mt)	Grade (g/t)	PGM (Moz)	PGM (Moz)
Operations	**Stillwater and**	Proved	8.2	15.4	4.1	4.1	7.8	14.5	3.6	3.6
	East Boulder	Probable	60.1	12.0	23.2	23.2	50.3	14.4	23.3	23.3
Grand total Proved + Probable			**68.3**	**12.4**	**27.3**	**27.3**	**58.1**	**14.4**	**26.9**	**26.9**

IR - 117

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Mineral Resources and Mineral Reserves: a summary *continued*

SOUTHERN AFRICA PGM

Classified PGM Mineral Resources Inclusive of Mineral Reserves

			31 December 2021				31 December 2020			
			Attributable			100%	Attributable			100%
PGM	Southern Africa		Tonnes (Mt)	Grade (g/t)	PGM (Moz)	PGM (Moz)	Tonnes (Mt)	Grade (g/t)	PGM (Moz)	PGM (Moz)
Operations	Marikana[1]	Measured	73.3	4.2	9.9	12.3	77.3	4.1	10.1	10.6
		Indicated	513.4	4.1	68.1	84.4	616.2	4.3	85.0	89.2
		Measured + Indicated	**586.6**	**4.1**	**78.0**	**96.8**	**693.5**	**4.3**	**95.1**	**99.8**
		Inferred	178.9	4.4	25.2	31.2	202.2	4.6	29.7	31.1
	Rustenburg[2]	Measured	308.3	4.4	43.2	58.4	427.0	4.4	59.7	59.7
		Indicated	88.6	5.3	15.1	20.5	115.7	5.3	19.9	19.9
		Measured + Indicated	**396.9**	**4.6**	**58.4**	**78.9**	**542.7**	**4.6**	**79.6**	**79.6**
		Inferred	11.0	5.6	2.0	2.7	14.9	5.6	2.7	2.7
	Kroondal[3]	Measured	27.8	3.3	3.0	5.9	30.8	3.3	3.3	6.5
		Indicated	4.8	3.8	0.6	1.2	5.0	3.8	0.6	1.2
		Measured + Indicated	**32.5**	**3.4**	**3.6**	**7.1**	**35.8**	**3.4**	**3.9**	**7.8**
		Inferred	2.5	2.9	0.2	0.5	2.5	2.9	0.2	0.5
	Mimosa[4]	Measured	31.0	3.5	3.5	7.0	25.4	3.6	3.0	6.0
		Indicated	17.7	3.5	2.0	4.0	15.1	3.6	1.7	3.5
		Measured + Indicated	**48.7**	**3.5**	**5.5**	**11.0**	**40.5**	**3.6**	**4.7**	**9.4**
		Inferred	17.2	3.4	1.9	3.7	13.4	3.5	1.5	3.0
Total Measured + Indicated			**1,064.8**	**4.2**	**145.4**	**193.7**	**1,312.5**	**4.3**	**183.3**	**196.7**
Grand total			**1,274.4**	**4.3**	**174.7**	**231.8**	**1,545.4**	**4.4**	**217.4**	**234.0**

PGM	Southern Africa		Tonnes (Mt)	Grade (g/t)	PGM (Moz)	PGM 100% (Moz)	Tonnes (Mt)	Grade (g/t)	PGM (Moz)	PGM 100% (Moz)
Exploration	Akanani[5]	Measured	—	—	—	—	—	—	—	—
		Indicated	164.5	4.2	22.0	27.5	191.1	4.2	25.6	27.5
		Measured + Indicated	**164.5**	**4.2**	**22.0**	**27.5**	**191.1**	**4.2**	**25.6**	**27.5**
		Inferred	87.9	3.4	9.6	12.0	102.1	3.4	11.2	12.0
	Limpopo[6]	Measured	1.8	4.2	0.2	0.3	2.1	4.2	0.3	0.3
		Indicated	73.6	4.3	10.3	17.2	95.2	4.0	12.2	18.1
		Measured + Indicated	**75.4**	**4.3**	**10.5**	**17.5**	**97.3**	**4.0**	**12.5**	**18.3**
		Inferred	**67.9**	**4.2**	**9.1**	**14.0**	**102.3**	**4.1**	**13.4**	**18.2**
	Hoedspruit	Measured	—	—	—	—	—	—	—	—
		Indicated	—	—	—	—	28.1	5.5	5.0	6.7
		Measured + Indicated	—	—	—	—	**28.1**	**5.5**	**5.0**	**6.7**
		Inferred	—	—	—	—	4.5	5.6	0.8	1.1
	Blue Ridge[7]	Measured	—	—	—	—	—	—	—	—
		Indicated	9.2	3.2	1.0	1.9	9.2	3.2	1.0	1.9
		Measured + Indicated	**9.2**	**3.2**	**1.0**	**1.9**	**9.2**	**3.2**	**1.0**	**1.9**
		Inferred	6.7	3.0	0.6	1.3	6.7	3.0	0.6	1.3
	Zondernaam	Measured	—	—	—	—	—	—	—	—
		Indicated	—	—	—	—	—	—	—	—
		Measured + Indicated	—	—	—	—	—	—	—	—
		Inferred	—	—	—	—	77.4	6.4	15.9	21.5
Total Measured + Indicated			**249.0**	**4.2**	**33.5**	**46.9**	**325.6**	**4.2**	**44.1**	**54.5**
Grand total			**411.4**	**4.0**	**52.9**	**74.2**	**618.6**	**4.3**	**85.9**	**108.5**

1. 80.64% Attributable, managed; 2. 74% Attributable, managed; 3. 50% Attributable, managed; 4. 50% Attributable, non-managed
5. 80.13% Attributable, managed, 6. Attributable portions of Baobab and Doornvlei (80.64%), and Dwaalkop (40.32%), 7. 50% Attributable, managed

IR - 118

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Mineral Resources and Mineral Reserves: a summary *continued*

Classified PGM Mineral Reserves

			31 December 2021				31 December 2020			
			Attributable			100%`	Attributable			100%
PGM	Southern Africa		Tonnes (Mt)	Grade (g/t)	PGM (Moz)	PGM (Moz)	Tonnes (Mt)	Grade (g/t)	PGM (Moz)	PGM (Moz)
Operations	Marikana[1]	Proved	22.6	3.9	2.9	3.6	19.6	3.9	2.4	2.6
		Probable	121.6	3.9	15.1	18.8	152.6	3.9	19.1	20.0
		Proved + Probable	**144.2**	**3.9**	**18.0**	**22.3**	**172.2**	**3.9**	**21.5**	**22.6**
	Rustenburg[2]	Proved	83.4	3.5	9.5	12.9	106.1	3.7	12.7	12.7
		Probable	41.7	1.5	2.0	2.6	64.9	1.3	2.7	2.7
		Proved + Probable	**125.1**	**2.9**	**11.5**	**15.5**	**171.0**	**2.8**	**15.4**	**15.4**
	Kroondal[3]	Proved	10.4	2.6	0.9	1.7	12.9	2.6	1.1	2.2
		Probable	—	—	—	—	—	—	—	—
		Proved + Probable	**10.4**	**2.6**	**0.9**	**1.7**	**12.9**	**2.6**	**1.1**	**2.2**
	Mimosa[4]	Proved	8.2	3.6	0.9	1.9	8.5	3.5	1.0	1.9
		Probable	7.7	3.5	0.9	1.7	4.6	3.3	0.5	1.0
		Proved + Probable	**15.8**	**3.5**	**1.8**	**3.6**	**13.1**	**3.4**	**1.5**	**2.9**
Grand total Proved + Probable			**295.6**	**3.4**	**32.2**	**43.2**	**369.1**	**3.3**	**39.5**	**43.1**

[1] 80.64% Attributable, managed; [2] 74% Attributable, managed; [3] 50% Attributable, managed; [4] 50% Attributable, non-managed

IR - 119

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Mineral Resources and Mineral Reserves: a summary *continued*

SOUTHERN AFRICA GOLD

Classified Gold Mineral Resources Inclusive of Mineral Reserves

GOLD	Southern Africa		Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold 100% (Moz)	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold 100% (Moz)
Development	Burnstone	Measured	1.1	6.2	0.2	0.2	1.1	6.2	0.2	0.2
		Indicated	25.5	5.6	4.6	4.6	20.5	5.3	3.5	3.5
		Measured + Indicated	**26.6**	**5.7**	**4.8**	**4.8**	**21.7**	**5.3**	**3.7**	**3.7**
		Inferred	31.5	4.2	4.3	4.3	36.4	4.6	5.4	5.4
Grand total			**58.1**	**4.9**	**9.1**	**9.1**	**58.1**	**4.9**	**9.1**	**9.1**

GOLD	Southern Africa		Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold 100% (Moz)	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold 100% (Moz)
Exploration	SOFS	Measured	—	—	—	—	—	—	—	—
		Indicated	44.1	4.5	6.4	6.4	50.4	4.6	7.5	7.5
		Measured + Indicated	**44.1**	**4.5**	**6.4**	**6.4**	**50.4**	**4.6**	**7.5**	**7.5**
		Inferred	4.0	3.6	0.5	0.5	6.2	4.3	0.8	0.8
Grand total			**48.1**	**4.4**	**6.9**	**6.9**	**56.6**	**4.6**	**8.3**	**8.3**

[1] 76% Attributable, managed, [2] 50.49% Attributable, non-managed

IR - 120

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Mineral Resources and Mineral Reserves: a summary *continued*

Classified Gold Mineral Reserves

GOLD	Southern Africa		Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold 100% (Moz)	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold 100% (Moz)
Development	Burnstone	Proved	—	—	—	—	0.9	3.6	0.1	0.1
		Probable	20.6	3.9	2.6	2.6	17.7	3.7	2.1	2.1
Grand total Proved + Probable			**20.6**	**3.9**	**2.6**	**2.6**	**18.6**	**3.7**	**2.2**	**2.2**

GOLD	Southern Africa		Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold 100% (Moz)	Tonnes (Mt)	Grade (g/t)	Gold (Moz)	Gold 100% (Moz)
Exploration	SOFS	Proved	—	—	—	—	—	—	—	—
		Probable	—	—	—	—	15.3	4.3	2.1	2.1
Grand total Proved + Probable			—	—	—	—	**15.3**	**4.3**	**2.1**	**2.1**

[1] 76% Attributable, managed, [2] 50.49% Attributable, non-managed

IR - 121

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Mineral Resources and Mineral Reserves: a summary *continued*

SOUTHERN AFRICA URANIUM

Classified Uranium Mineral Resources Inclusive of Mineral Reserves

URANIUM	Southern Africa		31 December 2021 Attributable Tonnes (Mt)	Grade (kg/t)	U_3O_8 (Mlb)	100% U_3O_8 (Mlb)	31 December 2020 Attributable Tonnes (Mt)	Grade (kg/t)	U_3O_8 (Mlb)	100% U_3O_8 (Mlb)
Exploration	Beatrix	Measured	3.6	1.1	8.5	8.5	3.6	1.1	8.5	8.5
		Indicated	7.8	1.1	18.3	18.3	7.8	1.1	18.3	18.3
		Measured + Indicated	**11.4**	**1.1**	**26.9**	**26.9**	**11.4**	**1.1**	**26.9**	**26.9**
		Inferred	0.0	1.1	0.1	0.1	0.0	1.1	0.1	0.1
	Cooke[1]	Measured	156.0	0.1	31.4	41.4	210.0	0.1	41.8	41.8
		Indicated	39.7	0.1	7.6	9.9	52.3	0.1	9.9	9.9
		Measured + Indicated	**195.7**	**0.1**	**39.0**	**51.3**	**262.3**	**0.1**	**51.7**	**51.7**
		Inferred	—	—	—	—	—	—	—	—
Total Measured + Indicated			**207.0**	**0.1**	**65.9**	**78.2**	**273.6**	**0.1**	**78.6**	**78.6**
Grand total			**207.1**	**0.1**	**66.0**	**78.3**	**273.7**	**0.1**	**78.7**	**78.7**

[1] 76% Attributable, managed

EUROPE

Classified Lithium Mineral Resources Inclusive of Mineral Reserves

LITHIUM	Europe		31 December 2021 Tonnes (Mt)	Li_2O (%)	Li_2O (Kt)	LCE (%)	LCE (Kt)
Exploration	Keliber[1]	**Measured**	1.1	1.2	13.5	2.9	33.3
		Indicated	2.4	1.0	25.1	2.5	62.0
		Measured + Indicated	**3.6**	**1.1**	**38.6**	**2.7**	**95.3**
		Inferred	0.4	0.9	4.0	2.2	9.8
Grand total			**4.0**	**1.1**	**42.5**	**2.6**	**105.1**

[1] 26.6% Attributable, non-managed

AUSTRALIA

Classified Zinc Mineral Resources Inclusive of Mineral Reserves

ZINC	Australia		31 December 2021 Tonnes (Mt)	Zinc (%)	Zinc (Mlb)	Silver (g/t)	Silver (Moz)	Lead (%)	Lead (Mlb)
Operations	New Century	**Measured**	10.8	3.1	728.0	14.9	5.2	5.4	23.8
		Indicated	1.8	5.7	222.1	44.4	2.5	2.4	93.0
		Measured + Indicated	**12.6**	**3.4**	**950.2**	**19.0**	**7.7**	**2.7**	**116.8**
		Inferred	0.5	6.5	66.1	16.2	0.2	3.1	31.7
Grand total			13.0	3.5	1,016.3	18.9	7.9	2.8	148.5

Classified Zinc Mineral Reserves

ZINC	Australia		31 December 2021 Tonnes (Mt)	Zinc (%)	Zinc (Mlb)	Silver (g/t)	Silver (Moz)	Lead (%)	Lead (Mlb)
Operations	New Century[1]	Proved	9.9	3.0	649.2	13.9	4.4	—	—
		Probable	0.5	5.4	61.7	67.0	1.1	5.1	58.2
Grand total Proved + Probable			10.4	3.1	710.9	16.5	5.5	5.1	58.2

[1] 19.99% Attributable, non-managed

IR - 122

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Harnessing continuous innovation

OUTCOMES DESIRED
Total returns
Better lives
Assured product
Economic value
STAKEHOLDERS
SHAREHOLDERS
ORGANISED LABOUR
EMPLOYEES
CUSTOMERS
OPERATING PILLARS AFFECTED
Safety, health and wellness
Costs
Quality
Volume
Sibanye Stillwater
CARES about our...

WHAT WE DID IN 2021

SUCCESSES

- **Further enactment of Continuous Innovation and Digital-First strategies, with notable progress in several areas**
- **Identified over R2.4 billion in continuous innovation opportunities, including R1.4 billion in cost optimisation within shared and support services, to be implemented in 2022 and 2023**
- **Launched iXS technology incubation and development initiative in September 2021**
- **Enhanced digital enablement capacity in support of our Digital-First position**

CHALLENGES

- **Key constraints limit digital transformation at Sibanye-Stillwater**
- **Global supply chain shortages continue to impact the availability of technology**

The Group aspires to be an innovative, technologically advanced, and digitally integrated mining organisation. For the purpose of this disclosure only material and strategic initiatives are reported.

CONTINUOUS INNOVATION AND DIGITAL-FIRST

Innovation and technology enable our strategic goals. Our innovation efforts are focused primarily on enabling a diverse and inclusive innovation environment in which we are able to harness the collective intelligence of our organisation in pursuit of solutions to deliver superior value to all our stakeholders.

To this end we have a platform-enabled innovation process for managing new ideas.

In addition, a key focus area for innovation and technology is establishing a comprehensive ecosystem of research, development, commercialisation, and implementation partners through novel partnering mechanisms that are focused on shared value creation. In line with our strategic focus on embedding ESG excellence in the way we do business, we have expanded our thinking beyond innovation for the primary benefit of our organisation to include sustainable value creation.

IR - 123

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Harnessing continuous innovation *continued*

TECHNOLOGY AND INNOVATION
IDEA MANAGEMENT
INNOVATION MANAGEMENT
1 Generate
2 Moderate
3 Collaborate
4 Evaluate
5 Implement
6 Initial value
7 Sustained value
Identify Ideas and Opportunities
Solution Development Cycle
Operational Validation
Product Development Cycle
Deliver Appropriate Solutions
IDEATION AND COLLABORATION
IMPLEMENTATION AND VALUE DELIVERY
DigiMine
Digital Mining Laboratory
iXS
Incubate, Accelerate
Sibanye Stillwater
DIGITAL-ONE
iXS
Scale
FUNDAMENTAL AND APPLIED RESEARCH
TECHNOLOGY DEVELOPMENT AND IMPLEMENTATION

Consolidation and identity is important to closing the loop on a successful global innovation programme supporting our strategic essentials and differentiators

In 2021, in addition to Sibanye-Stillwater's partnerships with the Wits Digimine and Mandela Mining Precinct, we launched the iXS and Digital-One initiatives to the adoption of new technologies.

The embedding of the innovation process combined with the addition of the iXS and Digital-One concepts, over and above our already established partnerships, has resulted in a systematic approach to idea generation, implementation and value delivery, coupled with infrastructure capable of research, development, commercialisation and implementation irrespective of technology readiness.

In 2020, Sibanye-Stillwater committed to becoming a Digital-First organisation, which is an organisation that not only adopts innovation and digital technology, but creates cultures, structures and processes that support digital transformation, and looks to technology or digital solutions to realise an opportunity or solve problems.

Four key themes address the Group's digital ambitions:

- Leveraging the power of data
- Driving operational excellence through process re-engineering and digitalisation of the operational environment
- Enhancing the employee, supplier, and stakeholder experience by further enabling an efficient and effective working environment
- Creating new market opportunities by enhancing our strategic capabilities and redefining the way work is done

The Digital Enablement team has expanded its capacity and in line with the above, continues to focus on several key programmes:

- Advanced process control and automation (APC)
- APC is a strategic initiative aimed at increasing the levels of automation. This includes optimising process control technology, specifically for our metallurgical operations. The intent is to increase automation in our processing and metallurgical environment: from manual and hands-on, to intelligent and autonomous operations. We completed a maturity and readiness assessment of our current operations, with the SA regions looking into how best to accelerate our APC strategy
- Digital process management and robotic process automation (RPA)
- RPA improves business processes through a combination of process re-engineering and automation. Digital Enablement identified several key areas where RPA would add value to the organisation, informing a portfolio of initiatives for 2022.

In addition to APC and RPA, and building on our data visualisation successes in 2020, we continue to promote data-driven decision-making. This includes using business intelligence and geographical information systems, enabled by enhanced remote working capabilities and collaborative platforms. To date, multiple disparate data sources have been consolidated into a single database, enabling user-friendly access to safety, health and operational information, as well as other important information, from any location.

Continuous Innovation and Digital Enablement are housed within our Group Technical department. However, in keeping with our CARES values, we rely on all employees at all levels of the organisation to take responsibility for continuous innovation, including communicating with colleagues and managers should they have useful ideas. Further, users are often unaware of the full capabilities of computer programmes. Here we promote digital learning and the cross-pollination of ideas. We also commit to universalising systems, so that we avoid silos and duplication.

In 2021, we spent R55 million on strategic technology, innovation, and digital transformation development initiatives, compared to R52 million in 2020. (For more information see *www.sibanyestillwater.com/business/innovation-technology*).

IR - 124

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Harnessing continuous innovation *continued*

INNOVATION PROCESS UPDATE

In 2021, we continued to develop our innovation process in key areas of the organisation.

Idea management

We leveraged the idea management platform, IdeaDrop, to support the decarbonisation of our current operations through demand-side efficiencies. Senior leadership championed a campaign to improve efficiency in six areas: pumping, compressed-air usage, fixed machinery, mobile machinery, general logistics and digital interventions for demand-side management.

With our goal to become carbon neutral by 2040, the organisation has developed an energy and decarbonisation strategy supported by specific operational interventions. As such the campaign, across the six challenges prioritised the following objectives:

- To improve energy efficiency year-on-year by 3%
- To eliminate the use of diesel

The campaign was administered over a six-month period, concluding in November 2021. Over 100 solutions put forward by the organisation will be further reviewed and consolidated for implementation in 2022/2023.

Innovation management

We initiated a cost optimisation intervention, specific to the Group's South African allocated cost structure. The R8.6 billion allocated cost structure covers the Group's shared services departments, which provide ancillary services to multiple segments, predominantly for our SA operations.

An initial assessment of the allocated cost structure identified potential annualised improvement opportunities associated with service delivery, process efficiency and technology augmentation to the value of R1.4 billion (16% cost reduction). Subsequent to the initial assessment, the opportunities were consolidated into a portfolio of 81 initiatives across 12 services. These have been passed through the evaluation stage of the innovation process for implementation over a 12-36-month period.

RESEARCH AND DEVELOPMENT PARTNERSHIPS

The University of Witwatersrand (Wits) Digital Mining Laboratory (DigiMine)

DigiMine is a digital mining laboratory at the University of the Witwatersrand, run in partnership between Sibanye-Stillwater and the Wits Mining Institute (WMI). It researches digital technologies that will enable the mine of the future. DigiMine is a multidisciplinary research programme, combining skills from various disciplines.

Amongst other objectives, DigiMine is focused on digitally-enabled health and safety and seismicity research.

Sibanye-Stillwater renewed its anchor agreement for 2021 to 2023 at a value of R16.5 million (R5.5 million per annum).

The University of Johannesburg (UJ)

Under a similar partnership model, the Group has funded Simulacrum, a state-of-the-art training facility within the mining faculty at the University of Johannesburg. The purpose of the facility is to enhance the practical experience of undergraduate students, within the University's mining faculty, through virtual and augmented reality training solutions.

In addition, the facility will be used to understand the applicability of these solutions within the mining industry. The facility will be launched in H1 2022.

To date, the Group has invested R96 million into both universities, with a further investment of R22 million committed for the 2022-2023 period .

The Mandela Mining Precinct

Sibanye-Stillwater is an active participant in the Mandela Mining Precinct (MMP), a public-private-partnership with government and several other mining houses. The MMP focuses on applied research and development. They have five sub-programmes: Longevity of Current Mining (LoCM); Non-Explosive Rock Breaking and Mechanised Mining systems (NERB and MMS); Real-Time Information Management Systems (RTIMS), Advanced Ore-Body Knowledge (AOK)and the Successful Adoption of Technology Centred Around People (SATCAP).

Beyond participation, Sibanye-Stillwater plays a leading role in the MMP, not only as participants in the programmes but as chair of the LoCM and NERB/MMS programmes. In addition, Sibanye-Stillwater is pleased to note the consolidation of various projects between MMP and our partners at Wits and UJ. (LoCM to UJ and RTIMS and SATCAP to Wits).

iXS-Incubate and iXS-Develop

In South Africa, regulatory requirements (as well as other contributing factors) result in limited exposure to globally competitive technology. South Africa's capacity for research and development is limited due to historically depressed investment levels and lack of skills.

In response to these challenges, Sibanye-Stillwater launched its iXS initiative in September 2021. This is a Sibanye-Stillwater-led investment programme that develops innovators and entrepreneurs, and supports the startup community. The initiative has three objectives:

- Develop expertise to solve mining-related issues with novel entrepreneurial and innovative solutions
- Fund the development and adoption of technology from prototype to proof of concept
- Develop businesses within South Africa's mining value chain, such that they achieve commercial viability and global application

The initiative is structure in three parts: iXS-Incubate, iXS-Develop and iXS-Scale. However, only iXS-Incubate and iXS-Develop have been implemented to date.

iXS-Incubate develops entrepreneurs and innovators through its Entrepreneur in Residence and Innovator in Residence programmes (EIR, IIR). The EIR and IIR programmes are structured as a contractual relationship, targeting high quality candidates with post-graduate qualifications.

iXS-Develop invests in South African technology companies that are underpinned by locally developed commercial, science, and engineering innovations and are linked to Sibanye-Stillwater's activities.

iXS-Incubate will host five EIR and IIRs in 2022 and iXS-Develop intends to support five startups.

Digital-One

Digital enablement continues to explore novel mechanisms to establish effective capability and capacity, in support of digital adoption, without compromising organisational flexibility.

In 2021, we developed international partnership models and infrastructure, intended to support the adoption of novel and competitive digital solutions.

IR - 125

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Harnessing continuous innovation *continued*

The development considers two imperatives as fundamental concerns: the ability to execute with agility, while maintaining a flexible organisational structure, and the ability to deploy internationally across our organisation, as and when required, in order to digitally integrate and optimise current and new assets.

The development follows an extensive and objective review of our digital strategy, capability, and capacity in 2021 which has informed the design of a flexible model in H1 2022. If successful, Group-wide consolidation and planning will be executed in H2 2022 for rollout in 2023.

STRATEGIC INITIATIVES

Integrated mining enterprise

The Group is currently in the process of developing a fully integrated digital mining enterprise solution, which will provide for continuously updated, integrated rolling operational plans, combining the interrelated technical and non-technical aspects of a mining business.

The initiative is of strategic importance as it represents the Group's first significant investment into an operational platform technology, for mining specifically, that integrates siloed solutions.

- Design of the prototype solution was completed in 2021; to be implemented at SA PGM's Saffy shaft by end of 2022
- Planning for broader rollout in the SA operations are ongoing, planned to commence following completion of the proof of concept
- A maturity assessment of the US operation is ongoing

Battery-electric semi-autonomous LHD

We are jointly developing a battery-electric low-profile semi-autonomous LHD (load, haul, dump) loaders with a consortium of OEMs and technology providers. This will help improve safety and productivity, and reduce emissions. The LHD will be operated remotely from surface, with the option to autonomously haul ore between loading and offloading. In addition, we intend to accelerate the testing of a standard battery-electric LHD. The first prototypes of the units are in the process of being assembled and tested, and are expected to be operating in a test environment (semi-autonomous) and operational environment (standard battery-electric) by the end of H1 2022.

Real risk reduction through Technology

A number of programmes are in process to address specific areas of risk that have been identified as critical to safe production:

Enhanced seismicity management through new technology and processes

The five-year research programme (initiated subsequent to the independent review of our seismicity management practices) is ongoing. Successes thus far are evident in improved rock engineering capacity (thanks to new systems) across our SA gold and PGM operations. The remaining initiatives within the programme remain on-going and on track.

Improved rock mass management using new technology

Focused assessments using ground penetrating radar (GPR) is now an embedded practice and continues to enhance our understanding of complex rock mass structures at our SA PGM trackless operations. The appropriateness of the technology in performing similar tasks at our Gold operations is being assessed.

Improved fixed and mobile machinery related safety

The programme aims to improve safety of trackless mobile machinery, rail bound equipment and winches. The technology focuses on collision avoidance, fire prevention, and diesel particulate matter (DPM) emissions management systems. Reportable progress was made in the following areas:

Winch signalling and winch proximity detection:

Implementation of an improved winch signalling systems was near completed for our SA operations, with final completion for Q1 2022.

Concurrent development of a winch proximity detection solution continues.

TMM Level 9 proximity detection/ collision avoidance

Completed implementation of level 9 collision avoidance on high priority risk equipment for the SA operations. Phase 2 implementation of level 9 on low priority risk equipment will commence in 2022.

Proximity-based and data-enabled engineering controls

The Group is in the process of embedding data-enabled engineering controls, that do not rely on human intervention. The initiative is informed by processes in which information from proximity and data-based solutions implemented on RBE, TMM and winches is leveraged to improve safety and productivity through behavioural interventions. This is achieved by consolidating multiple data sources, created through the normal operation of our safety solutions that provide insight into equipment operation and interactions, to identify non-compliance trends in operation. These trends are used to coach employees on correct operating procedures, as well as continuously improve processes and procedures.

Project planning for active tagging of assets and employees has been completed and implementation for the SA region is expected to be complete by Q2 2023.

FUTURE FOCUS

During a strategic review process in the latter half of 2021, we identified a number of strategic differentiators, one of which is to become 'bionic'.

Our strategy envisions a bionic organisation, i.e. one that augments human capabilities with new technologies.

We believe the unique combination of our digital enablement capacity, continuous innovation process, and our research and development partnerships, enables us to identify and solve multiple challenges, with the necessary flexibility, agility and scale required to become bionic.

IR - 126

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Harnessing continuous innovation *continued*

ICT STRATEGIC PLAN

Information and Communication Technology (ICT)

In 2021, ICT leadership developed a new ICT operating model. Implementation of this new operating model will commence in 2022.

STRATEGIC PLAN				
Purpose				
Delivering secure, reliable and agile ICT Services to Sibanye-Stillwater				
Key Objectives				
Customer engagement	Business unit delivery	Innovation/Hyper automation	Project delivery	Governance/Security
To ensure On-time/ Always-on ICT services and be the supplier of choice	In support of the company strategy and delivery, the effective deployment of ICT applications	To learn and continuously innovate	On time, within cost and highly governed project delivery	Management of a secure and resilient enterprise infrastructure
Initiatives				
• Expand the Service Efficiency Centre (SEC) • Introduce Chat botz on Call centre • Central monitoring of ICT systems and applications • Adopt 24/7 operating model • Establish an agile ICT training function	• Continuous optimisation • Reduce application footprint • Reduce cost baseline • Optimise license structures • Optimise support structures • Ensure Scalability • Establish global support operating model • ERP One consolidation for SA operations • JDE Upgrade for the US operations	• Adopt fit-for-purpose hybrid cloud strategy • Expand datacentre footprint at Teraco • Enable enterprise mobility • Continuously drive automation – Hyper automation • Establish support structure for Robotic process automation (RPA) • Introduce 5G LTE services • Introduce Starlink satellite networks	• Compliance to project management framework • Project Governance in all initiatives • All business ICT initiatives channelled through ICT project management office (PMO) • Introduce programme management framework	• Ensure ICT policies support strategy • Streamline ICT controls and align to business processes • Ensure high level of security architecture and control • Ensure high level of governance and compliance to regulatory requirements • ISO 27001 certification • Data governance
Key Performance Indicators				
• Customer experience • Increase productivity • Process efficiencies • Time/effort	• Governance, risk and compliance • Financial management • Strategic delivery	• % Increased efficiencies • % increased quality • Customer engagement	• Delivery in scope/time • Financial management • Governance and compliance	• SOX/Internal audit reports • Management of security control framework

Update on ICT strategic projects for 2021

In 2021, we continued to upgrade and consolidate our digital infrastructure. We are committed to a hybrid cloud model, whereby we deliver IT services by seamlessly combining public cloud capabilities (e.g. Microsoft) with private cloud services and on-premise infrastructure.

Data centre consolidation

We are also consolidating and reducing our data centre footprint. In 2020 we began merging our data centres into one data centre hosted at Teraco Data Environments (in Johannesburg). During 2021 we moved our Libanon data centre to Teraco and in 2022 we will do the same for the centralised systems that are still being held at Marikana and Rustenburg. We will retain some data centre capacity at Libanon and RPM for disaster recovery.

Office 365

Office 365 is a key enabler to support our work-from-anywhere architecture. Our Infrastructure team deployed around 6,500 licences by the end of 2021 and will continue the rollout into 2022.

ISO 27001 certification

We appointed PwC to conduct an ISO 27001/2 (Managing information security) gap assessment. Remediation has commenced and we expect to achieve full ISO 27001 certification by mid-2022.

JDE 9.2 upgrade for US operations

The team commenced with the technical upgrade of the JDE 9.2 platform, aimed at providing a stable ERP system to our US operations. The US team completed the technical build of the environment and associated systems. We will execute this project during 2022.

IR - 127

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Harnessing continuous innovation *continued*

Service delivery teams

Our Service delivery teams broke all records in 2021. They managed over 130,000 calls during 2021, a 51% increase from 2020, with 99.7% Service Level Agreements. This is an exceptional score.

SOHO project

SOHO (small office, home office) is a concept that came out of the COVID-19 lockdowns and one we adopted for some 1,000 to 1,500 employees in South Africa and the US. The point being that those who can work from home, should do so; thus reducing overheads and commuting-related emissions. The rollout of Office 365 products has been accelerated to support SOHO.

ERP One (Enterprise Resource Planning)

ERP One is our project to unify and standardise various ERP systems onto a single SAP platform. In 2020 we integrated the human capital and payroll systems. In 2021 we incorporated the gold operations, RPM and Kroondal onto the central SAP system; and in October 2021 the Platinum mile operation was integrated into the SA regional ERP SAP platform, completing phase 1 of the project. In the next phase Marikana will be integrated onto the ERP One platform by the first half of 2022. This is the last step in our consolidation efforts before we commence with our SAP S4 journey. The development of product costing and budgeting and reporting has also commenced.

WeAreOne mobile app

WeAreOne is an employee engagement tool that was launched in early 2020 for our SA operations. Currently over half our employees (53.2%) use the application, mainly (62%) on their mobile phones. (See *Empowering our workforce: page 157, Stakeholder engagement: page 76.*)

Project HoneyComb (SharePoint upgrade)

Project HoneyComb (SharePoint upgrade) was concluded in 2021. The objective of the project was to deploy a revised information architecture to support POPIA compliance and the protection of electronic information within the organisation. In 2022, management will be deploying data loss prevention toolsets on the new SharePoint architecture, to detect and manage the flow of classified information. Information Security policy awareness materials were deployed to the ICT user base in Q4 2021. Awareness on ICT policies will continue to be a focus area.

US Modernisation programme

In 2021 we launched the Human Capital and Payroll project as part of our US modernisation programme. The scope of the project is being defined and will go out on tender for the appointment of the appropriate vendor.

AT4SS for automating our control environment

In 2021 we launched our AT4SS skills development centre as part of our initiative to fully automate our control environment. Courses cover new technologies like artificial intelligence, machine learning and robotic process automation and will ensure we have the skills to handle our new AT4SS platform. Once built, the platform will accelerate our journey to hyper-automation of processes with robotic process automation (RBA), intelligent automation and AI.

Reduction in printing

ICT has introduced various initiatives to cut down on printing, resulting in 27% reduction in printing, a cost saving of R3.8 million specifically at the SA PGM Marikana operation, as well as a R250,000 saving at the SA gold operations.

Focus areas for 2022

We will prioritise the execution of our new global operating model. A new support model will enable the team to deliver great service around the clock to employees and clients all over the world (including Europe). Our 'follow the sun' 24/7 global support model will span EMEA, Americas and future growth elsewhere in the world. This approach will enable us to handle calls between offices and different time zones and increase our responsiveness. It also means that our service delivery teams – especially SEC form part of this new model and report into the global SEC, structure.

Centralisation of our footprint

The centralisation of our footprint remains a strategic priority. ICT will continue to build a hybrid cloud-based platform. This entails establishing a global data centre facility in each one of the major regions of our operations. The work that is underway on our South African Teraco data centre centralisation and on our US (North) billings will continue. This is critical to support our hybrid cloud strategy and to support our ESG initiatives and commitments in driving footprint reduction.

Alice

Alice is a platform on which we can build an ecosystem of digital services to govern, manage and monitor our business. She combines intelligent automation and cognitive services to create a digital workforce to the ICT team with the controls and activities associated with SOX, governance, management, and monitoring. The main aim of Alice is to streamline our control environment and improve efficiency.

Windows 11

Microsoft will pull active support for Windows 10 in 2025, similar to the transition away from Windows 7 in January 2020. This means we need to strategically approach our upgrade journey to Windows 11, which includes refreshing our hardware before this deadline. This project will continue to run for the next three years.

Wireless backup network

We will focus on providing a dedicated wireless backup network capability to our SA and US regions. Networking capability to support our growing organisation is a strategic imperative. All new digital programs and solutions provide more data than ever. Our network architecture must meet the high demand of our business and new and enhanced solutions will be constantly evaluated. The team will start introducing the Starlink networking satellites at both the SA and US regions.

Critical telephony infrastructure

Critical telephony infrastructure replacement will start in 2022. We have outdated equipment that needs to be replaced over the next two years. Communication (surface and underground) is critical for the business and will be prioritised.

Ongoing training and development

Training and development remains a strategic imperative for the ICT team. Leading into our Digital-first strategy, we have tailored a four-level training and development programme for our ICT employees focused on the development of technologies which we believe will become critical for the delivery of ICT services. Each member of the team will be required to attend Level one training during 2022, which includes an introduction to digital transformation, AI/ machine learning and Internet of Things.

IR - 128

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Harnessing continuous innovation *continued*

Digital enterprise MineRP

According to Ernst & Young (in a review for Sibanye-Stillwater), "Organisations should look at digital transformation as a cornerstone for the future of their business – putting the customer at the centre while focusing on artificial intelligence, advanced analytics, innovation, talent development and strong governance". Group Technology (along with our Mine Technical team) will be leading the implementation of MineRP's digital enterprise software. MineRP is a world leader in technical software for mines.

Cost management

Cost management is an ongoing focus area. The implementation of our global support model will further streamline regional costs and ensure we remain the lowest cost service provider in the mining sector.

Enterprise platform for project management

Our programme and project management function will introduce a new enterprise platform for project management to shape how we execute on future projects. Project management and adherence to strict governance principles in doing so are critical for this team.

Risks

Cyber threat

ICT reviews its security strategy and technologies on an ongoing basis. We have ongoing reviews of our Cyber Security response plan and of our cyber risk insurance; and have a business continuity, disaster recovery procedure in place. There are two critical things all companies should have in place: (1) up to date and appropriate technologies to avoid intrusions and 2) a response plan and insurance should the company fall victim to such attacks. We have both these plans in place. Our efforts in improving security involve various actions, including end-point disk encryption across workstations, data loss prevention toolsets and a revised information architecture to support POPIA compliance. The implementation of ISO 27001:2013 supports awareness raising around what constitutes a cyber offence.

We engage the services of independent security providers to perform penetration testing of software related to wireless, clocking (time and attendance), Active Directory, SAP, and Symplexity, among others. Issues that require management's attention have been identified and raised with them.

ICT security is governed by a cybersecurity framework, which is supported by established security response protocols in the event of a security breach. No incidents were recorded in 2021.

We conducted vulnerability assessments on our mine technical platforms, noting several critical and high-risk vulnerabilities in the database and infrastructure areas that need remediating. We have contacted the relevant application vendors to address these security issues.

Our cyber threat prevention measures include:

- External – intrusion detection (IDS)
- Internal – intrusion prevention (IPS)
- Internal – Firewall (ASA)
- Patch management
- Quarterly vulnerability assessments
- Security Operations Centre (SOC)
- User awareness and communication
- Two factor authentication (2FA) on VPN and for Office 365 accounts
- Incident response procedure (SLA in place) for cyber incidents
- Cyber insurance for security incidents
- Secure portal to restrict access to OT network
- SOX controls over key financial processes

For more information see *Corporate governance* on *page 21* and *Managing our risks and opportunities within the external operating environment* on *page 68*.

Damage to infrastructure

Theft, vandalism and power surges/outages present a risk to our ICT infrastructure. Current mitigation includes:

- alert notification for generator errors
- periodic generator and UPS health checks
- service level agreements with vendors

In 2021 we progressed with other mitigation measures, including engaging with Protection services, smarter tech for preventing vandalism and theft, changing infrastructure for networking paths, and exploring different communication for avoiding disruption to operations.

Unauthorised software implemented for business

There are risks to cost, efficiency and security when certain parts of the business implement software not approved by our central ICT function.

We have various protocols in place to avoid this, including registration with the project management office. In 2021 we progressed with further measures: formed the ICT Steering Committee for approvals, instituted Design Authority sign-off for ICT projects, engaged Deloitte around an infrastructure analysis tool to assist us in oversight of all software and licensed products.

System failures

There were no major failures that had a negative impact on business in both the SA and the US region for the period under review. And we conducted our annual disaster recovery (DR) for our systems in SA and the US.

Future focus

- Continue to centralise our datacentre footprint
- Continue to build on our hybrid cloud model; and in the US migrate our data centre and systems to billings
- Standardisation of security systems and the replacement of Cisco, especially in creating a firewall protection of the business against cyber attacks
- Start on the journey to migrate to Windows 11 (to be completed in 2025)
- Introduce Starlink networking satellites for both SA and US operations
- Build a dedicated wireless backup network capability for SA and US

IR - 129

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Building a values-based culture

IR - 130

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Continuous safe production

OUTCOMES DESIRED	Total returns; Membership; Better lives; Assured product; Economic value
STAKEHOLDERS	SHAREHOLDERS; ORGANISED LABOUR; EMPLOYEES; CUSTOMERS; GOVERNMENT
OPERATING PILLARS AFFECTED	Safety, health and wellness

Sibanye Stillwater
CARES
about our...
COMMITMENT
ACCOUNTABILITY
RESPECT
ENABLING
SAFETY

WHAT WE DID IN 2021

SUCCESSES

- **Group-wide safety stoppage to reaffirm our core principle of prioritising safety over production**
- **The South African (SA) operations achieving ISO 45001 certification**

SA gold operations

- **Deployment of new technology for winch signalling devices**

SA PGM operations

- **13 million fatality-free shifts for all the PGM plants and concentrators**

US PGM operations

- **Recommended for ISO 45001 certification through the Guide, Educate and Train (G.E.T) Safe system**

CHALLENGES

- **Regrettable loss of lives at our operations**

ALIGNMENT WITH SDGs

8 DECENT WORK AND ECONOMIC GROWTH

See the supplementary disclosure – *Progressing the UN's SDG*

Benchmarks	Status	See
• ISO 45001:2018 Occupational Health and Safety Management System certification for all SA operations	Achieved	*Page 134*
• Zero Harm	In progress	*Page 133*
• A Group TRIFR benchmark of 4.0 per million hours worked has been set to be achieved by the end of 2025	In progress	*Page 140*

IR - 131

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Continuous safe production *continued*

APPROACH

We are committed to maintaining a working environment that is safe and that fosters the health and wellbeing of our employees and contractors. Safety is one of our material focus areas and is underpinned by our CARES values. During 2021, we invested R616 million (SA PGM operations) and R338 million (SA gold operations) in safety management initiatives, including personal protective equipment (PPE), capital outlay and training. While the aspiration of zero harm remains our ultimate objective, our immediate focus is on core risks and hazards to mitigate high energy incidents and build a solid strategic base from which we can evolve our Zero Harm strategy.

ACCOUNTABILITY, GOVERNANCE AND ASSURANCE

Governance

ACCOUNTABILITY

Our Safe production strategy is driven by the CEO and senior leadership with strong support from the Board. We encourage a bottom-up approach to safety, empowering our workforce to take responsibility for safety.

Board

- Safety and Health Committee
- Audit Committee
- Risk Committee

Executive Committee and C-suite

- Our Safe production strategy is driven by the CEO and senior leadership
- High potential incidents and fatal incidents are reviewed by the Group high potential incident and fatal review committee. Lessons and subsequent actions are shared throughout the Group

Operational

- At our SA operations, the operational Senior Vice President (SVP), supported by the Vice President (VP) at each site, assumes the first line of responsibility, and is supported by the operational safety department
- At the SA operations, managers and mine overseers are responsible for safety tracking and monitoring
- We use the platform of safety summits to engage with stakeholders on issues of safety and health
- At the SA and US PGM operations the joint health and safety committees meet monthly at each operation to address safety concerns
- Our SA PGM operations have 2,508 workplace safety representatives and 53 full-time safety representatives, our SA gold operations have 1879 workplace safety representatives and 35 full-time safety representatives; these employees monitor safety performance through inspections, and they participate in incident investigations. (These figures include alternatives)

For more details see *Corporate governance*

RELEVANT LEGISLATION AND REGULATIONS

South Africa

- Mine Health and Safety Act of 1996
- Occupational Health and Safety Act 85 of 1993

United States

- Federal Mine Safety and Health Act of 1977
- The Occupational Safety and Health Act of 1970
- Other US' governmental divisions such as the Bureau of Alcohol, Tobacco, Firearms and Explosives, the Nuclear Regulatory Commission, and the Department of Homeland Security also regulate operations in the interests of public security

ASSURANCE

- Workplace inspections are continually conducted to assess the level of conformance to standards, procedures and other guidelines as well as legal requirements in the workplace
- Internal audit and the multidisciplinary PIVOT system monitor various parameters. In addition, several external agencies such as DMRE safety inspectors, conduct unscheduled audits
- External and internal audits are facilitated by the Group's internal audit department and include safety audits that measure compliance, reporting on leading and lagging indicators, including ICMM and WGC requirements
- ISO 45001:2018 Occupational Health and Safety system gap audits are also conducted to measure compliance for certification. Certification audits are conducted by external parties
- At the US PGM operations various internal safety audits are conducted as is emergency response testing and external assurance on compliance and indicators
- High potential incidents and fatal reviews are conducted and also serve as another layer of assessment
- A formal agreement that covers safety and health is in place with the majority union, which defines how full-time and part-time safety representatives are elected, trained and appointed

Key supporting policies and policy statements

Health and safety policy statement /Real risk reduction fatal risk control protocols / Critical risk areas defined in the Rules of Life

IR - 132

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Continuous safe production *continued*

ZERO HARM STRATEGIC FRAMEWORK

Our Zero Harm Strategic Framework sets us on a journey to safe production, supported by three pillars:

ZERO HARM STRATEGIC FRAMEWORK
OUR VALUES
COMMITMENT
ACCOUNTABILITY
RESPECT
ENABLING
SAFETY
ENGAGED LEADERSHIP
VALUES AND ENGAGED LEADERSHIP
Employee engagement is a direct outcome of the company culture, quality of leadership and the ability to foster an inclusive environment
VALUES-BASED BEHAVIOUR AND DECISION-MAKING
• The right decisions all the time
• The sustainable solution to risk reduction

ENABLING ENVIRONMENT

Aim to maintain a safe working environment with equipment, tools and material that enable sustainable safe production

Real risk reduction initiatives ongoing

- Working place layout improvements
  - Focus on the elimination of A-Hazards
  - Ventilation and refrigeration
  - Occupational hygiene, dust, noise, radiation, diesel particulate matter (DPM)
- Implementation of learnings from the high potential incident and fatal reviews
- Infrastructure improvements
  - Rail-bound and trackless mobile equipment safety enhancements
  - Shafts, horizontal transportation, in stope ore removal, fire prevention
  - Risk management of surface water (to prevent drowning incidents, etc.)

EMPOWERED PEOPLE

Continue to train people to apply relevant standards and procedures to work safely while working and living with COVID-19

Safe production leadership and culture

- Individual, team and organisation
- High impact training
- Language policy
- Risk management; strata control
- Mirror sessions at SA gold and the US PGM operations
- Values-based decisions intervention
- Safety summits
- Safety days
  - Section 23 withdrawals reinforcement
  - Under the tree sessions measuring entrenched safety cultures
  - Safety culture transformation process, equipping teams to take self-control through interactive training sessions
- US PGM operations: Implementation of Guide, Educate, and Train (G.E.T.) Safe – Safety and Health Management System

FIT-FOR-PURPOSE SYSTEMS

Subscribing to international best practice principles and integrated systems with a view to certification in the longer term

- Bowtie risk management process introduced
- University of Queensland coaching sessions on critical controls
- QlikView system roll-out
- Root cause analysis

Independent high potential incident and fatal reviews

- Life-saving rules introduced
- Enhanced Trigger Action Response Plan (TARP) for improved rock mass management
- ISO 45001:2018 Occupational Health and Safety Management System implemented
- Real risk reduction protocols
- ICMM principles

Rock mass management

- Seismic 'best in class' program
- Seismic research to "improve the understanding and the protection against Seismic phenomena"
- Non-dynamic improvements in technology and procedural applications

IR - 133

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Continuous safe production *continued*

OVERVIEW

2021 was a challenging year in terms of safety. While most of our safety statistics for the year showed continuing improvement, these results are overshadowed by the loss of life in 2021, where we tragically lost 20 of our colleagues.

Our in-depth analysis of these fatal incidents, highlighted several incidents of non-compliance to our operating standards and a key focus moving forward is learning from these unfortunate circumstances surrounding the fatalities and how to ensure compliance is improved across the business.

In keeping with Rules of Life (our set of non-negotiable rules linked to critical risk areas) we will continue to act strictly against safety violations. During 2021 (after Rules of Life had been rolled out) we unfortunately saw the dismissal of several employees were dismissed for serious safety violations. While such dismissals are regrettable, we are compelled to draw a strict line on unsafe behaviour in order to preventatively save lives.

Following the fatal incidents in Q4, our safety priority shifted focus from total recordable injury frequency rate (TRIFR) to prioritising the elimination of fatalities, encapsulated in a Fatal elimination strategy, constructed with the aid of third-party independent experts. The focus of this strategy is to operationalise the core of our existing safety strategy that includes the management and mitigation of high energy risks. This strategy will continue to be rolled out in H1 2022.

In the wake of Q3 fatalities, we held a Group-wide safety intervention between 28 October and 2 November 2021, during which all operations across the Group were suspended to focus on safety and enable comprehensive audits of all operating areas. This re-affirmed our core principle of prioritising safety over production. The impact of the safety stoppages are estimated at around R526.8 million at the SA gold operations (at a gold price of ~ R878,000/kg)and R758 million at the SA PGM operations (at a PGM basket price of~R39,058/4Eoz).

Tragically, despite these interventions, shortly after the stoppage our SA operations suffered three fatal accidents that resulted in the loss of five of our employees. After careful consideration of accident and injury trends, we suspended operations at the Kloof 1 and Beatrix 3 shafts (SA gold) and the Rustenburg Khuseleka shaft (SA PGM) during December and Beatrix 3 shaft December 2021 and January 2022, to enable the regression in safety at these particular business units to be addressed.

In addition, the increase in COVID-19 infections during December 2021 impacted supervisor and senior management availability at our Rustenburg Thembelani shaft, and in the interests of the safety of employees, production at this shaft was also suspended during December 2021 (resumed in January 2022).

The rollout of Rules of Life and our intensified focus on safety saw a significant improvement in various lagging safety indicators during the second half of 2021. Injury frequency rates based on the number of injuries per million hours worked, saw our total TRIFR reduced from 8.43 in H1 to 5.82 in H2 2021. Similarly, our LDIFR (lost days) reduced from 7.23 to 4.85 and our SIFR (serious injuries) reduced from 4.39 to 3.2.

Unfortunately, our fatal injuries frequency rate (FIFR) increased from 0.1 in the first half of 2021 to 0.15 in the second half. Injury frequency rates are based on the number of injuries per million hours worked.

Right to withdraw

In line with Section 23 of the Mine Health and Safety Act, encourages employees to withdraw from unsafe situations and refuse to do unsafe work. These rights are further enforced by our Rules of Life, which support employees 'Right to Withdraw' from unsafe working areas and 'Right to Refuse' to undertake unsafe acts. The low number of recorded cases of employees exercising these rights is a key focus area of our management and we will continue to encourage use of these rights, including utilisation of toll free hotlines for anonymous reporting and mechanisms to monitor and report through line supervision.

Similarly, in the US, the "Miners Right" to not work in unsafe conditions is emphasised; and training is conducted beyond requirements of the Mine Safety and Health Administration (MSHA) and the Occupational Safety and Health Administration (OSHA), for the metallurgical complex.

Safety digitalisation

As a founding partner of the International Mine Safety (IMS) Hub, we are improving visual safety tools that facilitate better learning, an important factor for overcoming the language barriers we face, in particular in our SA operations. Risk reduction protocols are being enhanced to group minimum standards – with critical controls and critical life-saving behaviours as the foundation to these standards. As part of our Fatal prevention strategy we will animate our Group minimum standards to enhance the communication thereof. In October. 2021 we completed the first phase our Group safety digitisation project, with all safety leading indicators represented by visual data. The objective is to visualise behaviour improvements that happen before injuries occur and not merely in response to them. Phase two will commence during 2022, which will include digital device deployment for key underground audits.

The third pillar of our safety strategy, Fit-for-Purpose Systems, includes building a digital platform that supports our safety initiatives. This allows us to exploit large databases and large sets of information to manage risk. For 2021 we made significant progress in monitoring data on rail-bound equipment, helping us better understand functioning of the equipment and the behaviour of operators, allowing us to identify risks before rail accidents occur.

Third party benchmarks

Third party benchmarks are key to safety. The SA operations embarked on a full ISO 45001 (Occupational health and safety) certification process during 2021. The SA operations are now ISO 45001 accredited[1]. Our US operation has received notification of achieving ISO 45001 certification, and awaits the formal certificate.

We adopted the ICMM safety reporting protocols and are on a five-year path to full accreditation with them. Further, since the start of 2021, TRIFR was introduced as a new KPI at our SA operations.

[1] *SA PGM operations exclude care and maintenance areas*

Leadership

Our leaders are the custodians of safety and we have various executive initiatives promoting safety, including the COO chaired monthly safety meeting. This is supported by performance reviews, safety forums and meetings, safety steering committees, shaft awareness programmes, and quarterly safety engagements with the DMRE and unions.

Golden thread

In 2021 we introduced the concept of a golden thread, highlighting the interconnectedness of our actions and learnings so that improvements in one area cascade across the organisation. Our emphasis on ensuring a continuous golden thread will help embed risk mitigation into existing management processes. This is a complex and evolving task involving the introduction and embedding of standardised safety expectations, systems, protocols and behaviours across all our operations.

IR - 134

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Continuous safe production *continued*

ENABLING ENVIRONMENT

One of our three strategic pillars for safety is creating an 'Enabling environment'. This speaks to how we engineer out risks in our workplace. One such example that has received significant focus is the vehicle-to-person proximity detection systems (PDS) we are trialling across our operations. For our trackless equipment we accomplished 'level 9 rollout' in 2021. We are also improving our seismic road map for an enhanced understanding of rock mass behaviour.

In 2021 we established a Safety system decision framework, launched the Group Digital Leading Indicator project, and integrated safety data and employee relations data to track safety violations.

Rock mass management

Rock mass failure (uncontrolled fall-of-ground) is one of the most serious challenges to safe production. Following a 2020 seismicity study, we prioritised increasing the density of seismic monitoring equipment at our SA operations to improve the accuracy of seismic data.

In 2021, tests were conducted on the effective use of ground penetrating radar for safety purposes. We concluded a comprehensive study on seismicity and identified key research topics and a five-year roadmap for testing and implementing the findings. Enhanced rockmass support systems are continuously evaluated including umbrella packs that were rolled out for our conventional PGM operations.

EMPOWERED PEOPLE

We are committed to ensuring all employees and contractors are correctly trained and empowered to execute tasks in a safe and productive manner. Formalised employee engagement, to obtain bottom up perspectives around the best and safest way to perform tasks are undertaken.

At our SA operations we conduct checks and assessments on contractors before issuing a "licence to operate", by which we expect the same safety and operational standards from contractors as we do from employees. Similarly, at our US PGM operations, contracted employees are trained and inducted on safety and operational standards.

Incentive/bonus systems to encourage safe behaviour

The Group has an injury-free days reward system that measures the safety performance of teams and work sections. Based on injury statistics, employees are rewarded with prizes at 30, 60, 90 and 120-day intervals. Other short-term incentives are introduced intermittently, such as the "I am safe" campaign whereby supervisors are given the opportunity to reward individuals for excellence in safety behaviour.

At the SA gold operations, safety officers complete a checklist to vet the workplace for safety before work is undertaken. Bonuses for safety officers are linked to the quality of safety audits and not to production.

Also see *page 241*, of the *Remuneration*

High impact training

In 2021 we continued with our high impact training programme whereby learnings from high potential incidents and fatalities are shared with the rest of the Group and training manuals and operating protocols and procedures are updated to encourage proactive management.

Safety transformation journey

The second phase of the Safety transformation journey (Teams re-connect) commenced on 19 July 2021. A total of 118 crews out of a planned 440 mining crews (27%) have completed the training.

Team mechanics workshops (establishing team identity and role clarity) have been completed down to the level of mine management teams. The team dynamics sessions (creating team cohesion and translating organisational values) were scheduled to start from May 2021 but were delayed by the third COVID-19 wave. Digital delivery commenced from August 2021.

FIT-FOR-PURPOSE SYSTEMS

Sibanye-Stillwater was admitted as an ICMM member in 2020. In 2021 we participated in several of the working groups and shared in the latest learnings around global best practice.

We established a Safety system decision framework for segments, central safety functions, and Group IT. On 9 November 2021 we launched the Group digital leading indicator project to close the gap between supervision and third party audits and grow the database to more frequent inspections from supervision.

Risk management

The group is currently fast-tracking the implementation of critical control management across all segments. During this process work done by operations is being combined and tested against other ICMM members. This outcome will underpin Group minimum requirements for critical controls and critical life-saving behaviours. These will form the foundation of Group minimum standards across our 16 priority risk areas.

At our SA PGM operations we have weekly 'Power Hours' for operational management teams where we discuss risk management and conduct practical exercises. We continue to embed the BowTie risk assessment methodology, which helps users differentiate between proactive and reactive risk management and anticipate hazards.

We require that all operations conduct monthly self-assessments on critical controls. And we are investigating electronic-based systems to assist in managing these critical control assessments.

In 2021, across the Group, we rolled out a causation model (with supporting procedures) for all high potential (HIPO) incidents. Further to that, we integrated our discipline specific checklist for the Rock Engineering Department, which now forms part of our integrated safety and risk exposure score.

Trigger action response plan (TARP)

A key focus in 2020 was to familiarise and grow the knowledge of employees in their roles and level of responsibility when dealing with geological features and managing falls of ground; something we continued to focus on in 2021.

TARP is a system for hazard identification and classification, specifically for dealing with rock mass characteristics. While it has been extensively used in the SA operations, in 2020 the system was effectively rolled out at the US PGM operations. TARP has now been rolled out across all segments.

Reporting Systems

All regulatory and ad-hoc audits are done via the Pivot, ACI and Syncromine EH&S software. Supervisors and service departments conduct audits. The Group digital safety project will focus on embedding the use of handheld devices for uploading information. This device can facilitate incident reporting, audits, behaviour-based observations and visible felt leadership. Once uploaded, the information goes to a central database where management views it on a user-friendly dashboard.

IR - 135

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Continuous safe production *continued*

OTHER FOCUS AREAS

Focus on total recordable injury frequency rate (TRIFR)

The Group has increased focus on TRIFR, a measure for non-fatal incidents, in addition to our monitoring and benchmarking against other safety performance measures (i.e. leading indicators, lost time, serious and fatal injury frequency). We set a Group TRIFR benchmark of 4.0 per million hours worked, to be achieved by 2025.

Our TRIFR for 2021 was 7.10 (2020: 6.69).

Emergency planning

Management has been trained in emergency control. In the event of a major incident, an emergency control room is set-up and manned by senior management, from which the event is coordinated and tracked. All employees are trained and inducted in emergency protocols; and we conduct monthly emergency drills. All supervisors are trained in first aid and have full access to first aid equipment.

All underground workings are equipped with secondary escape routes and emergency refuge bays, regularly inspected by management teams.

The US PGM operations' emergency response plans were updated in 2021, as they move toward ISO 45001 accreditation. All US salaried personnel are trained on site-specific emergency response plans. The US safety team interacts monthly with local emergency planning committees.

Impact of illegal mining on our SA operations

Illegal mining poses a major risk to safe operations, with attacks on employees, security and rival illegal miners. Further, illegal miners damage and steal property, which adds to the risk. It is mostly our gold operations that are affected by illegal mining, although it also occurs at our PGM operations where illegal miners access remote underground concessions to steal copper cable and other items. During 2021 we recorded 187 incidents of illegal mining and 473 arrests of illegal miners.

See fact sheet *Combating illegal mining fact sheet 2021*, *www.sibanyestillwater.com/newsinvestors/reports/annual.*

HLANGANANI 5#
Sibanye Stillwater
MOCK UP STOPE
1. Training Of Marking And Drilling
2. Online Mining Survey Notes
3. Timing Of Blasting Holes
HLANGANANI 5#
Sibanye Stillwater
ART OF BLASTING
1. Starting Point
2. Survey Notes
3. Gully Line
4. Limit Line
5. Focal Point
6. Fan Cut

Entrance to a training area at SA gold Driefontein 5 shaft

IR - 136

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Continuous safe production *continued*

PERFORMANCE

The shift toward including reporting on TRIFR takes our commitment to safety beyond concern for serious incidents only. Further, reporting on more minor incidents is important for collecting relevant data and understanding risks. However, the 20 fatalities in 2021 have caused us to reassess our way forward in terms of safety. COVID-19 lockdowns and restrictions impacted the effectiveness of team engagements. Prior to COVID-19 we had built strong teams with well established relationships and routines; this was a foundation on which our safety improvements during prior years was based. Returning to work after COVID-19 lockdowns, negatively affected team make up and relationships as we had to re-establish the business by phasing people back from different restricted regions, often into new teams. Changing team personnel negatively impacted on team dynamics and associated safety output.

The effect of COVID-19 demonstrated that culture and values are key to successful safety performance and that spending time in person with teams to inculcate the right attitudes drives change. The facts show that non-compliance to critical lifesaving behaviours is by far our biggest challenge, which highlights the need for leadership to facilitate a change in behaviour and prioritise critical controls and routines. Employee relations is critical as we encourage organised labour to be fully involved in our zero harm journey.

Fatality-free shifts worked	SA and US PGM operations	Date achieved
13 million	SA PGM plants & concentrators	16 September 2021
9 million	Marikana surface operations	14 May 2021
8 million	Marikana concentrators	5 August 2021
7 million	Marikana East (Saffy, 4B/1B & E3 shafts)	10 July 2021
6 million	Marikana westerns mine (K3 shaft & 4B/1B shafts)	25 June 2021
4 million	Marikana operations	21 October 2021
	SA PGM operations	17 September 2021
	Marikana West (Saffy and E3 shafts)	8 July 2021
	Kroondal and Rustenburg operations	3 March 2021
3 million	Rustenburg & Kroondal surface operations	18 October 2021
	Marikana mining	13 October 2021
	SA PGM operations	6 August 2021
3 million	Marikana operations	8 July 2021
	Marikana operation (4B/1B Shafts)	20 June 2021
	PT K3 shaft	11 April 2021
	US PGM operations (since 31 October 2011)	10 February 2021
	Rustenburg operations	7 March 2021
	Kroondal and Rustenburg mining	27 December 2021
2 million	Marikana West (K3 & Rowland shafts)	7 September 2021
	Kroondal & Rustenburg operations	6 July 2021
	Marikana mining	4 July 2021
	SA PGM operations	1 June 2021
	Kroondal SVP	23 May 2021
	Marikana operations	21 May 2021
	Kroondal operations	19 May 2021
	Rustenburg surface operations	4 March 2021
	Rustenburg mining	2 March 2021
	SA PGM operations	5 September 2021
1 million	Kroondal East (Kop, Sim & Bam)	5 August 2021
	Rustenburg SVP	30 July 2021
	Rustenburg operations	23 July 2021
	Thembelani shaft	14 July 2021
	K6 shaft	26 June 2021
	Kroondal and Rustenburg operations	20 June 2021
	Marikana West (K3 & Rowland shafts)	30 May 2021
	SA PGM operations	21 May 2021
	SA PGM mining operations	6 March 2021
	Marikana mining	4 March 2021
	Marikana operations	6 March 2021
	SA PGM operations	24 January 2021

IR - 137

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Continuous safe production *continued*

Fatality-free shifts worked	SA gold operations	Date achieved
2 million shifts	Total Cooke	26 January 2021
	Kloof Ikamva shaft	14 April 2021
	SA gold operations	11 September 2021
1 million shifts	Total Kloof	6 January 21
	Total Driefontein	31 January 21
	Kloof (3&7 shaft)	4 February 21
	Total Beatrix	22 April 2021
	SA gold operations	9 June 2021
	SA gold operations	30 July 2021
	Driefontein 8, 7 & 10 shafts	2 August 2021
	Total Kloof	7 August 2021
	Driefontein 8 shaft	29 September 2021
	Total Beatrix	14 October 2021
	Sibanye-Stillwater Gold	5 November 2021
	Total Driefontein	8 November 2021
	Driefontein Hlanganani shaft	7 December 2021
	Sibanye Gold Kloof lower	7 December 2021

PROJECT 100
ING MATERIAL
ELITE CHAMPION TEAMS
SibanyeGOLD We are One
DRIEFONTEIN GOLD MINE
HLANGANANI
STOPING
ELITE SUPERVISOR OPERATIONS
DEVELOPMENT
ELITE SUPERVISOR OPERATIONS
VAMPING
ELITE SUPERVISOR OPERATIONS
ELITE MINER
ELITE MINER
ELITE MINER
ELITE TEAM
ELITE TEAM
ELITE TEAM
STOP
MASIPHEPHE SISONKE SINGAKWENZA

Safety and other signage are visible across the Group's operations

IR - 138

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Continuous safe production *continued*

In memoriam

We extend our heartfelt condolences to the family and friends of those who lost their lives in the line of duty.

Date	Operation	Name	Employee/ contractor	Occupation	Incident
8 January 2021	Kloof Mining Thuthukani shaft	Mr Mhlangabezi Tulumani	Employee	Special Team Leader Development	Person Falling - Heights
11 February 2021	Kloof Mining Thuthukani shaft	Mr Thamsanqa Michael Papiyana	Employee	Special Team Leader Stoping	FOG Gravity
29 March 2021	Kloof Mining Hlalanathi shaft	Mr Albert Mkhabela	Employee	Operator Rock Drill Stoping	FOG Seismicity
12 April 2021	Rustenburg Khuseleka shaft	Mr Innocent Nonaka	Employee	Loco Driver UG	Rail Bound Equipment
23 April 2021	Beatrix Mining North shaft	Mr Alfredo Macholovela Chirrute	Employee	Loco Driver Diesel	Rail Bound Equipment
9 June 2021	US Stillwater mine	Mr Dale Ketola	Employee	Supervisor	Rail Bound
	US Stillwater mine	Mr Jerry Ashlock	Employee	General Foreman	Rail Bound Equipment
16 June 2021	Driefontein Mining Masakhane shaft	Mr Christoffel Petrus van der Berg	Employee	Supervisor Engineering Fitter UG	Tools and Equipment
19 September 2021	Kloof Mining Thuthukani shaft	Mr Leon Glen Peacock	Employee	Supervisor Operations	Heat / Exhaustion
	Kloof Mining Thuthukani shaft	Mr Geogre Augustus Kolbe	Employee	Underground Plater	Heat / Exhaustion
	Kloof Mining Thuthukani shaft	Mr Vittalis Matanhire	Employee	Supervisor Engineering Electrician UG	Heat / Exhaustion
13 October 21	Kroondal Simunye shaft	Mr Tebobo Motlogelwa	Employee	General Worker Spotter UG	Trackless Mobile Equipment
25 October 21	Rustenburg Platinum mines	Mr Pitso Maifala	Employee	Loco Driver UG	Person Falling - Heights
27 October 21	Kroondal Kwezi shaft	Mr Philasande Xabanisa	Contractor	General Worker PTV UG	FOG Gravity
22 November 21	Marikana East 3 shaft	Mr Motseki Langeni	Employee	Operator Rock Drill Single Handed UG	FOG Gravity
30 November 21	Beatrix Mining North shaft	Mr Stephen Nyoni	Employee	Stoping Labourer	Unintended detonation of explosives, during charging up activities
3 December 21	Beatrix Mining North shaft	Mrs Mabohlokoa Tsoafo	Employee	Pump Attendant	Trackless Mobile Equipment
	Beatrix Mining North shaft	Mr Alfred Ngalo	Employee	Operator Rock Drill Secondary Support	Trackless Mobile Equipment
	Beatrix Mining North shaft	Mr Frank Swart	Contractor	Underground Fitter	Trackless Mobile Equipment
3 December 21	Khuseleka shaft	Mr Raimundo Mondlane	Employee	Mining Team Supervisor UG	FOG Gravity

IR - 139

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Continuous safe production *continued*

Safety performance

	2021				2020				2019			
	Group	US operations	SA operations		Group	US operations	SA operations		Group	US operations	SA operations	
		PGMs	PGMs	Gold		PGMs	[4] PGM	Gold		PGMs	PGMs	Gold
Fatalities	20	2	6	12	9	0	5	4	6	0	6	0
Fatal injury frequency rate[1]	0.13	0.44	0.07	0.18	0.06	0.00	0.06	0.06	0.04	0.00	0.06	0.00
Number of lost-time injuries	951	31	529	391	840	34	441	365	876	41	475	360
Lost-time injury frequency rate (LTIFR)[1]	6.02	6.77	6.21	5.72	5.56	7.98	5.37	5.65	5.23	10.13	4.77	5.62
Total injury frequency rate[5]	9.80	33.8	9.89	7.4	8.52	12.67	9.5	6.99	8.4	32.38	7.84	7.76
Number of serious injuries	598	27	297	274	458	27	200	231	508	35	248	225
Serious injury frequency rate (SIFR)[1]	3.78	5.90	3.49	4.01	3.03	6.34	2.44	3.57	3.03	8.65	2.49	3.52
Medically treated injury frequency rate (MTIFR)[1, 2]	1.08	3.71	0.88	1.16	2.95	4.69	4.13	1.35	3.17	22.24	3.06	2.14
Total recordable injury frequency rate (TRIFR)[1]	7.10	10.48	7.09	6.88	6.69	12.67	6.30	6.81		Not previously reported		
Total recordable injuries	1122	48	604	470	1011	54	517	440		Not previously reported		
Number of Section 54/ regulator work stoppages	82	3	42	37	68	2	29	43	126	6	35	85
Production shifts lost owing to Section 54/regulator stoppages	179	6	106	67	200	[3]0	154	46	226	NA	214	12
Total hours worked (millions)	158.1	4.6	85.1	68.3	151	4.3	82.1	64.6	167.5	4	99.4	64

Note: Safety statistics include contractors.

[1] *Per million hours worked: total number of accidents x 1,000,000 hours worked*

[2] *Also referred to as treat-and-return injury frequency rate, which includes certain minor injuries*

[3] *The US PGM operations have not tracked this figure to date*

[4] *Includes Marikana operation from June 2019*

[5] *The US include any instantaneous gas exposure without consideration of a 15 minute time weighted average*

Our performance in perspective: SA peer comparison[1]

Company	Serious injury frequency rate	Serious injury frequency rate ranking	Lost time injury frequency rate	Lost time injury frequency rate ranking	Fatal injury frequency rate	Fatal injury frequency rate ranking
PGM						
Sibanye-Stillwater SA PGM operations	3.49	2	6.21	3	0.07	3
Peer	3.95	3	4.86	2	0.069	2
Peer	1.53	1	2.19	1	0	1
Gold						
Sibanye-Stillwater gold operations	4.01	2	5.72	1	0.18	2
Peer	3.88	1	6.18	2	0.12	1

[1]*Rates are per million hours worked. Peers include: Harmony Gold, Anglo American Platinum and Impala Platinum*

SA gold operations

Regrettably, our safety performance was marred by fatalities. Tragically, we had 12 fatalities in 2021. These fatalities were mostly the result of trackless mobile equipment accident, rock mass failure and heat. Ten of the 12 fatalities happened on Beatrix and Kloof Main shaft.

In the year under review our SA gold operations implemented:

- Level 9 vehicle detection system and pedestrian detections systems implemented on trackless mobile equipment
- New technology for winch signalling devices

SA gold operations progressed its risk management process and will complete its ICMM aligned critical control selection process by Q1 2022. This is a key milestone in the fatal prevention plan.

It also implemented the 16 group risk reduction protocols, which will become Group minimum standards by June 2022 on completion of critical control processes.

IR - 140

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Continuous safe production *continued*

SA PGM operations

Regrettably, our safety performance continued to be hampered by a number of fatalities and serious injury incidents in 2021. Tragically, we recorded 6 fatalities in 2021. Three of these fatal accidents related to fall of ground and occurred during the entry examination process. One incident was rail-bound related, one was related to trackless mobile machinery and one working at heights.

Learning from these incidents we implemented a number of controls, including a revision of our entry examination and barring procedures, monitoring employee compliance to these processes. We also implemented retailing devices and we further standardised procedures. Other actions included: ensuring availability of safety harnesses for loco operators when working at the tips, monitoring behaviour at the tips using cameras, enhancing the change management process for our Level 9 PDS/VDS (pedestrian and vehicle detection systems).

We implemented our 16 Real risk reduction protocols. These are minimum requirements (in 16 key high risk areas) with the objective to eliminate fatal and potential fatal accidents. Sixteen work groups were established, each led by a Protocol champion. Their task was to review the applicable risk assessments and bowties, develop procedures and standards, update training material and oversee implementation of new technologies. This process is continuing as new technologies and new learnings are identified.

For conventional operations we implemented man carriages to transport employees to working places, minimising travel in the haulages. Installation of cameras at all our main tipping areas are complete, allowing us to monitor these high risk areas. We upgraded our Loco management to a new version that includes 'time of flight' data. Winch signalling has been installed at all centre gullies and advance strike gullies. We installed shut-off valves for trackless mobile machinery (TMM). Our lamp room management system upgraded to ensure that PDS/VDS tags and access control are linked.

US PGM operations

On 9 June 2021, a tragic incident took the lives of two employees when the Kabota UTV they were riding in collided with a muck train. This was the first fatal incident at Stillwater since 2011. New protocols have been introduced that ensure no foot traffic or rubber tire traffic will be allowed on active rail areas while trains are operating. All individuals who wish to access the rail must contact the on-shift rail controller, who has control of all activities on their assigned rail level.

This year we focused on taking paper-based processes and digitising them, with much work done on the electronic capture of data. We use G.E.T Safe (Guide, educate and train) as our safety and health management system and we were recommended, in December 2021, for ISO certification during the third party audit of our G.E.T Safe SHMS. We will work through this Stage 2 audit report with action plans around any findings early in 2022.

We have spent US$1.2 billion on self-contained self-rescuer (SCSR) equipment, pioneering the use of such equipment in hard rock mines in the US. The equipment (which is standard at our SA operations) will greatly improve underground safety in case of fires, the implementation of which ensures we go beyond the regulatory requirements for our jurisdiction.

We upgraded our ZIMT (software) training system, making it more user-friendly and robust. Like our SA operations we are also working towards the 16 minimum standards, focusing our operations to critical risk management.

There has been a big change in US mining around the use of mapping to assist in drilling; this affects classification and standards of a rock mass. We are abreast of these changes and are applying the latest findings to our drilling operations. We have increased our rock mechanic staff, with two rock mechanics on each of our rotating crews. Stillwater which now has seven rock mechanics (up from one in 2020) and East Boulder has one. A reduction of approximately 25% was achieved on fall of ground incidents.

We continue to transition to using CMAC drills in place of handheld jackleg drills to install ground support in the production headings. This change to CMAC drills lessens the exposure of the driller to an incident, allowing him or her to step back somewhat from the machine and reduce shoulder injuries caused by handheld drilling. All development rounds have ground support installed, with mechanised bolters, and this has been the case for many years. Some 60% to 70% at Stillwater, and 20% at East Boulder of production rounds are now being bolted with CMACs. These percentages will increase in 2022. As we transition to CMACs, we are taking the opportunity to do R&D on best practice for drilling.

We are working with Artisan Vehicle Systems (recently bought by Sandvik) to test battery-powered LHD (load, haul, dump) machines for underground operations.

Our emergency response plan is robust. We continue to communicate with the SA operations and to align ourselves to Group practice around this and other safety matters.

US PGM operations: injuries by category

	2021	2020	2019
Struck by objects (tools, equipment and others)	13	14	9
Strains/soft tissue injuries	4	10	14
Slips/trips/falls	6	10	7
Caught in/between	12	8	7
Rockfall	5	3	7
Operating equipment	2	2	6
Operating jackleg	0	2	3
Eye injuries	4	0	1
Chemical burns/other	0	0	0

IR - 141

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Continuous safe production *continued*

FUTURE FOCUS

GROUP	• Focused effort on fatality prevention through the application of critical control management principles • Critical controls, lifesaving behaviours and management activities incorporated into Group Minimum standards and company-wide learning • Training made easier with visual representation and simplification of critical controls
SA GOLD OPERATIONS	• Critical controls, life-saving behaviours and management activities incorporated into checklists at various levels; specific requirements for key risk areas are implemented and monitored • Emphasis on closing out issues in line with requirements by operations and line management, to promote accountability for safe work • Identification of injuries and incidents with potential for loss of life and the tracking of key learnings
SA PGM OPERATIONS	• Focused effort on line management self-auditing • The Rules of life implemented across all operations and included into the safety inspection system (QlikView), monitored weekly by senior management • Critical management of hazards during service department inspections and elevation to line management, including operational VPs • Promote awareness on MSHA Section 22 and 23 requirements (right to withdraw from unsafe work) • Progress the Safety Culture Transformation Process (SCTP)
US PGM OPERATIONS	• Complete work on ISO 45001 accreditation; continuous improvement of the Safety, Health Management System • Risk management: complete bowties on 16 minimum standards, implement critical controls, SOP review based on risks; audit effectiveness reviews on critical controls and correction actions • Health management plan development; sampling schedule; health risk assessment process; sampling methodology • Leading indicators: near-miss reporting, tracking high risk (Class A) hazards; these indicators to inform quarterly safety focus

The US PGM operations' Stillwater mine

IR - 142

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Health, well-being and occupational hygiene

OUTCOMES DESIRED: Better lives; Socio-economic stability

STAKEHOLDERS: SHAREHOLDERS; COMMUNITIES; ORGANISED LABOUR; EMPLOYEES; GOVERNMENT

OPERATING PILLARS AFFECTED: Safety, health and wellness

Sibanye Stillwater
CARES
about our...

WHAT WE DID IN 2021

SUCCESSES

- **Ensured business continuity whilst managing three COVID-19 waves**
- **Administration of one or more doses of COVID-19 vaccine to 80% of employees**
- **Transitioned all employees at our SA gold operations to a medical scheme**

CHALLENGES

- **Integration of private healthcare and the seamless transitioning between state and private healthcare funding**

ALIGNMENT WITH SDGs

See fact sheet – *Progressing the UN's SDGs*

Benchmarks	Status	See
Increase the percentage of the workforce vaccinated	In progress	*Page 146*
Diesel Particulate Filter fitment for PGM diesel fleet; expected completion in 2022	In progress	*Page 151*
Development of mental health resilience	In progress	*Page 147*
Universal health coverage across the business	In progress	*Page 145*

APPROACH

Our CARES values guide our approach to health and well-being. We participate in the health working group of the ICMM, which helps increase our awareness of health-related matters in our industry. As mandated by the Mine Health and Safety Act (MSHA) we conduct annual medical examinations of all employees (as well as those contractors engaged in risky work) to ensure their fitness for assigned tasks. Our care to employees includes:

- Occupational health resources that assess health risks, determine fitness to work and manage disease and rehabilitation
- Primary health care centres with doctors and nurses managing cases 24/7
- Shaft clinics (i.e. within walking distance from the workplace) offering primary health care needs, including health assessments and treatment for communicable diseases and chronic ailments
- Satellite primary health care clinics
- Employee assistance programme (EAP) that includes counselling for employees and immediate family, provided by ICAS via 24/7 multilingual toll-free call centre and on-site social workers
- Emergency medical services equipped with paramedics and 24/7 rescue capability
- Hospital network with specialised care for trauma and for occupational injuries and diseases

IR - 143

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Health, well-being and occupational hygiene *continued*

ACCOUNTABILITY, GOVERNANCE AND ASSURANCE

Governance

ACCOUNTABILITY

Board

- Social, Ethics and Sustainability Committee (SESC)
- Audit Committee

Executive Committee and C-suite

- The ESG Committee reports into the Social, Ethics and Sustainability Committee
- Chief Organisational Growth Officer

Operational

- The Senior Vice President: Health and Employee Well-being has oversight of the health and well-being programmes at Sibanye-Stillwater. Health has a central oversight with unit managers at the SA operations
- Health and safety full-time representation see to that the health and safety programmes are agreed to and are effective

RELEVANT LEGISLATION AND REGULATIONS

South Africa

- Mine Health and Safety Act of 1996
- Occupational Diseases in Mines and Works Act of 78 of 1973
- Compensation for Occupational Injuries and Diseases Act 130 of 1993
- National nuclear regulation
- Mine Health and Safety Council milestones

United States

- Federal Mine Safety and Health Act of 1977
- Occupational Safety and Health Act of 1970

The Group also adheres to the ICMM's principles on safety and health

ASSURANCE

- Sibanye-Stillwater's health performance is monitored and verified by several external agencies such as Registrar for Medical Schemes, Department of Health and the Department of Mineral Resources and Energy
- Compensation for Occupational Injuries and Diseases Act (COIDA) audits relating to compensation for occupational injuries and diseases are performed as well as external assurance on performance indicators by PwC (*page 274*). Occupational diseases in Mines and Works Act audits of specifically tuberculosis and silicosis cases are conducted
- At the US PGM operations, health performance is verified and monitored by the Mine Safety and Health Administration, Montana Department of Labor and Industry as well as the US Department of Labor. The Blue Cross Blue Shield of Montana and the Brokers and actuaries at Hub International's consultants also review our performance

Key supporting policies and policy statements

- Health and safety policy statement
- Medical surveillance programme and ISO 45001
- Drug abuse policy
- Draft mental health policy
- Mandatory code of practices covering among other things COVID-19, noise and occupational health programmes

Sibanye-Stillwater's approach to health and occupational hygiene is guided by UN SDG 3.

SDG 3 contains a comprehensive list of health targets to tackle the more pressing health challenges of our modern age. Among the most significant to Sibanye-Stillwater are SDG 3.3 and 3.7, which aim to end the epidemics of HIV/Aids, tuberculosis, malaria and other communicable diseases, reproductive health, provide access to safe and effective medicines and vaccines for all and achieve universal health coverage. It is the ambitious aim of the UN to achieve these targets by the year 2030. See *page 148 (HIV/Aids); page 147 (tuberculosis)* and *page 145 (universal health cover)*.

Also see supplementary disclosure: *Progressing the UN's SDGs* *www.sibanyestillwater.com/news-investors/reports/annual/*

3 GOOD HEALTH AND WELL-BEING

SDG 3 – Ensure healthy lives and promote well-being for all at all ages

IR - 144

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Health, well-being and occupational hygiene *continued*

STRATEGY

Our strategy rolls out over three phases and is underpinned by integral thinking. By this we appreciate that we must balance the emotional and spiritual needs of the individual with the imperatives of organisational success and social cohesion. Note: the word 'integral' suggests holistic, and supportive of personal growth and psychospiritual balance. Integral well-being includes a sense of purpose and social connection.

SA OPERATIONS' HEALTH STRATEGY

2019-2020	2021-2023[1]	2024-2030[1]
• Align medical scheme(s) • Standardisation of SA operations' health and wellness • People, processes and systems focus for efficiency	• Intentional bias towards in-house medical scheme • Sustaining efficiency of health and wellness • ISO 45001 certification of in-house health systems • Focus on clinical governance and audit	• Align to National Health Insurance (NHI) • Focus on service provider networks • Enhanced occupational health services and wellness efficiency

Underpinning the strategy of our well-being imperative

Integral well-being: i.e. more than just mental or physical health, encompassing wider issues that affect our workforce.

- Promote a safe and healthy working environment in pursuit of optimum productivity and preservation of human life and wealth
- Enhance our employee value proposition with a workplace culture that is holistic (integral) and that prioritises well-being
- Encourage employees to take responsibility for their own well-being
- Enable the Group to better oversee the well-being of employees, particularly when this impacts organisational objectives
- Reduce health and well-being costs
- During the year we enhanced the integral well-being policy to include mental health

[1] *Timelines could potentially be impacted due to government roll-out regressions*

SA operations' medical schemes

During 2021, Sibanye-Stillwater made substantial progress in ensuring all employees are covered by health insurance.

Having started this journey with only 8% of our employees having a medical scheme membership in 2013, as of 2022, 98% of our employees are on medical schemes.

Sources of health care funding (R million)

	2021				2020			2019		
	Total	US PGM	PGMs	Gold	Total	PGMs	Gold	Total	PGMs[2]	Gold
Medical schemes	1,629	0	952	677	989	661	328	948	638	310
Company-funded	762	423	130	210	431	126	305	403	103	300
Compensation for occupational injuries and diseases### (Rand Mutual Assurance)	291	NA	125	166	371	199	172	336	163	173
Occupational diseases in Mines and Works Act dust levies###	40	NA	6	34	32	3	29	33	4	29
Total[3]	**2,722**	**423**	**1,213**	**1,087**	1,823	989	834	1,720	908	812

1. *Care funding costs exclude Occupational Diseases in Mines and Works Act dust levies for gold (R392 million from 2013 to 2018) and PGM operations (R4.8 million from acquisition to 2018)*
2. *Includes seven months of Marikana operations since acquisition in June 2019*
3. *Excludes COVID-19 related expenditure*

Funding employee health care (number of employees)

	2021				2020			2019		
	Total	US PGM	PGMs	Gold	Total	PGMs	Gold	Total	PGMs[1,2]	Gold[2]
Principal medical scheme members	66,544	1,867	35,849	28,828	41,474	35301	6173	43,567	37286	6281
Employees on medical schemes – Principle Members (%)	98	95	99	97	62	96	22	63	94	22

1. *Includes seven months of Marikana operations since acquisition in June 2019*
2. *Medical scheme data has been automated and through this process the previous year's data has been updated*

IR - 145

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Health, well-being and occupational hygiene *continued*

Health care provision at the US PGM operations

The US government does not provide universal health cover. We have partnered with a local hospital in Montana to assist employees with infertility treatment, family planning and artificial insemination. This gives credence to our commitment to SDG 3.7, which supports universal access to sexual and reproductive health.

PERFORMANCE

COVID-19

Sibanye-Stillwater continued with the implementation of public health and social measures to reduce the transmission of COVID-19, getting 81% of our full-time workforce vaccinated. We serviced employees and their dependents at our registered vaccination sites. Our COVID-19 measures further include mask-wearing, hand hygiene, social distancing, touch point cleaning and access screening.

Workplace hygiene

- We enforced hygiene programmes and a disinfecting control programme; personal hygiene mitigation activities include awareness about physical distancing, regular sanitising of hands and the installation of sanitisers
- PPE and social distancing protocols strictly enforced for all employees; this is in addition to the compulsory use of sanitisers (provided free)
- Congregational areas, entry points, change houses, cages, and vehicles for employee transport are regularly disinfected

Screening

- Screening for employees carried out regularly at our SA facilities
- Employees returning from leave or business travel undergo mandatory screening; employees displaying symptoms and those who have travelled to high risk areas undergo mandatory quarantine or self isolation
- Agreement reached with TEBA Pty Ltd (for SA operations) to coordinate the screening and testing of employees who migrate from neighbouring countries at the ports of entry
- Implemented pre-shift screening of employees and contractors in the US

Vulnerability assessments

We performed vulnerability assessments on all at risk employees at our SA operations. This requirement is part of a mandatory Code of Practice for the mitigation and management of COVID-19, issued by the DMRE (May 2020). The objective of this code is to identify employees with co-morbidities who are at greater COVID-19 risk, to reduce exposure to the virus where reasonably practicable and to ensure fitness for work. The assessment of employees with comorbidities has been included into the surveillance programme.

SA operations: vulnerable employee risk classification[1]

	2021						2020					
	1 Criteria group	2 Criteria groups	3 Criteria groups	More than 3 criteria groups	Total	%	1 Criteria group	2 Criteria groups	3 Criteria groups	More than 3 criteria groups	Total	%
SA gold	4,708	3,857	2,268	640	11,473	30	3,311	3,146	1,884	520	8,861	25
SA PGM	7,233	6,681	3,622	1,237	18,773	38	6,662	6,524	3,303	1,120	17,609	37
Total	**11,941**	**10,538**	**5,890**	**1,877**	**30,246**	**35**	9,973	9,670	5,187	1,640	26,470	32

[1] *COVID-19 risk criteria categories include, amongst others, diabetes, hypertension, TB, occupational lung diseases, HIV, heart diseases, overweight, age, kidney failure, carcinomas.*

IR - 146

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Health, well-being and occupational hygiene *continued*

[1]Number of employees and percentage of COVID-19 vaccinations as at 31 December 2021

	Number partially vaccinated	% Partially vaccinated	Number fully vaccinated	% Fully vaccinated	% of workforce per segment vaccinated
SA gold	2,544	10	18,595	74	84
SA PGM	2,017	6	26,830	74	80
Group and integrated services	187	7	1647	60	66
US PGM	0	0	739	37	37
Total	**4,748**	**7**	**47,811**	**72**	**80**

[1] Excluding employees that have left service

Under South Africa's Mine Health and Safety Act it is our duty to provide a healthy and safe working environment. From current medical research, we observed that vaccines reduce the risk of infection and severe illness. Thus, following the rollout of vaccination programmes, we are intent on introducing the COVID-19 Certification checks policy at our SA operations. This requires all employees, contractors and visitors to demonstrate that they are not carrying the COVID-19 virus when entering the workplace. In this regard, all persons will be required to produce a COVID-19 vaccine certificate, or a negative COVID-19 test, to gain access to Sibanye-Stillwater workplaces.

SA OPERATIONS

Mental health services

Mental health and well-being remained a key focus area in 2021. However, we have nuanced our thinking about mental health, to include integral well-being. By this we acknowledge the role of community, culture and value-system in shaping who we are and how we respond to the challenges of life. Our integral well-being resources (easily available in a user-friendly format) give employees the opportunity to reflect on their own psychology, with the possibility to grow and evolve as a personality. We have an on-site employee assistance programme (EAP) to spread awareness about our various mental health initiatives, including integral well-being and trauma counselling. In 2021, we assessed psychological well-being at our SA gold and PGM operations to determine a baseline from which to measure overall improvement/deterioration in mental health going forward.

For 2021, the off-site EAP engagement rate was 3.3%, compared to 3.9% in 2020. High-risk cases for 2021 constituted 3.9% of the total engagement rate (including employee dependents), of which half related to suicide ideation and half to substance abuse. This compares negatively to 2020's high-risk cases, which was only 0.8%. The key drivers for high-risk cases in 2021 were mental health and relationship difficulties. Counselling services offered emotional support and psychological empowerment techniques to help employees.

Tuberculosis

Since embarking on our objective to eradicate tuberculosis (TB) at our SA operations we reduced active TB cases from 832 in 2014 to 223 in 2021 (2020: 237) at our SA gold operations. At our SA PGM operations year-on-year active cases reduced from 257 to 183. This equates to a cardiorespiratory TB rate of 5.92 per 1,000 employees at the SA gold operations and 3.7 per 1,000 employees at the SA PGM operations.

In pursuit of our goal to eliminate TB from our operations we will continue with annual compulsory TB screening and compulsory case management.

SA operations: TB rates per 1,000 employees (new and retreatment cases)

	2021			2020			2019		
	Total	PGMs	Gold	Total	PGMs	Gold	Total	PGMs	Gold
Total TB	**5.12**	3.99	6.61	6.26	5.36	6.64	6.6	5.3	7.39
Pulmonary TB	3.97	3.46	5.17	5.41	4.69	4.73	5.56	5.04	5.39
Extra pulmonary TB	0.86	0.53	1.43	1.27	0.33	2.04	1.04	0.26	2.01
Cardiorespiratory TB	4.66	3.70	5.92	5.41	4.69	5.55	5.86	5.04	6.07
Multidrug-resistant TB	0.08	0.04	0.13	0.19	0.23	0.11	0.16	0.09	0.22

IR - 147

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Health, well-being and occupational hygiene *continued*

SA operations: number of new and retreatment cases of TB

	2021			2020			2019		
	Total	PGMs	Gold	Total	PGMs	Gold	Total	PGMs[1]	Gold
TB	**446**	197	249	494	257	237	553	284	269
Cardiorespiratory TB	**406**	183	223	427	225	202	491	270	221
New cases of drug resistant TB	**11**	2	9	11		11	26	Unknown	26
New cases of multidrug-resistant TB	**7**	2	5	15	11	4	8	Unknown	8

[1] *Includes seven months of Marikana operations since acquisition in June 2019*

HIV/Aids

The year 2020 was intended as a milestone for us to achieve the UNAIDS 90-90-90 targets (90% of the workforce offered HIV testing, 90% of all people diagnosed with HIV infection to receive antiretroviral therapy, ART, and 90% of those on ART to have viral suppression). Due in part to COVID-19, this target was extended to 2021. The target will help us build towards the UNAIDS HIV 2025 targets (which will lead toward us meeting the SDG goals for 2030). The new (2025) targets are summarised as:

- 95% of people living with HIV (PLHIV) use combination prevention
- 95% of PLHIV know their status
- 95 % of people who know their status initiate treatment
- 95% on treatment are virally suppressed
- 95% coverage of services
- 95% of women have access to HIV and reproductive health services

We have introduced various initiatives to achieve our above mentioned targets

- Compulsory HIV screening offered annually at all occupational health centres for all employees
- Medical schemes reporting on linkages to treatment and status of viral suppression
- Monitoring of Medical Schemes Disease Management Programme for HAART
- 75% of HIV positive employees receiving first line Anti Retroviral treatment are virally suppressed. Sibanye-Stillwater recognises the right of employees not to disclose their HIV status

SA operations: HIV, VCT[1] and HAART[2]

	2021			2020			2019		
	Total	PGMs	Gold	Total	PGMs	Gold	Total	PGMs[8]	Gold
VCT offered	**88,187**	44,511	43,676	76,819	42,986	33,833	82,670	46,940	35,730
VCT conducted	**29,041**	23,036	6,005	30,606	22,125	8,481	32,162	28,885	3,277
VCT test-positive	**803**	449	354	831	326	505	1,608	1,327	281
Proportion of workforce tested[3]	**33%**	47%	16%	39 %	46 %	27 %	40 %	66 %	87 %
New recipients of HAART[4]	**1,845**	959	886	1,063	509	554	502	Unknown	502
HAART patients alive and on treatment, total employees including category 3-8 employees[5,6]	**15,160**	8,326	6,834	15,163	7,960	7,203	10,744	3,731	7,013
Employees who have left HAART programme[7]	**142**	92	50	289	266	23	52	0	52

[1] *Voluntary counselling and testing*

[2] *Highly active antiretroviral therapy*

[3] *VCT conducted as a percentage of total workforce (employees and contractors)*

[4] *Previously the information only reflected Category 3-8 employees, but for 2020 those employees with medical schemes have been added*

[5] *Entry-level mining employees (Category 3-8) of the SA gold operations*

[6] *HAART patients alive and on treatment, total employees including category 3-8 employees – excludes Marikana data for 2019*

[7] *Employees who left HAART programme within 12 months of starting antiretroviral therapy (including retrenched employees with ill health and any other labour-related terminations)*

[8] *Excludes the seven months of Marikana operations since acquisition in June 2019, due to records still being verified for integration into the Group*

IR - 148

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Health, well-being and occupational hygiene *continued*

OCCUPATIONAL HYGIENE and MEDICINE

Heat-related illness

Thermal stress and heat-related illness is a serious risk for our South African operations, given the depth of some of our mines. Our policy focuses on minimising exposure to temperatures above 31 degrees Celsius (wet bulb), which builds in a safety buffer of 1.5 degrees Celsius below the maximum allowed wet bulb of 32.5 degrees Celsius. To do so we use underground ventilation and refrigeration systems, which are reviewed annually against planned production targets and their performance is optimised to achieved acceptable conditions.

All underground employees are trained on standards and procedures regarding thermal stress, including safe declaration and withdrawal temperature limits.

Temperature is included in the Rules of Life (non-negotiable rules that address risk areas), which instruct employees to withdraw if the temperature is at or exceeds 32.5 degrees Celsius (wet bulb). Our US PGM operations do not generally experience heat-related issues. For our SA operations, the average wet bulb temperatures and air velocities were within acceptable limits for the year under review.

Average stope wet bulb temperature

Degrees Celsius
35
30
25
20
15
10
5
0
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
SA gold
SA PGM
Legal Limit
Action Level

Radiation exposure

Radiation hazards in our mines are from naturally occurring radioactive material and are generally moderate and do not warrant the type of regulatory attention normally applied to nuclear installations. Radiation conditions are monitored by the National Nuclear Regulator; and we comply to their exposure standards.

All the SA operations comply with the conditions in our certificates of registration.

Waste contaminated by radiation is negligible. However, all hazardous waste is disposed of responsibly. (See *Minimising our environmental impact* on *page 199*).

IR - 149

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Health, well-being and occupational hygiene *continued*

SA operations: occupational diseases (number of cases reported and rate per 1,000 employees)[3]

	2021			2020			2019[2]		
	Total	PGMs	Gold	Total	PGMs	Gold	Total	PGMs	Gold
Silicosis[1]	93	32	61	139	66	73	131	60	71
Silicosis rate per 1,000 employees	1.16	0.67	1.88	1.8	1.4	2.4	1.6	1.1	2.4
Chronic obstructive pulmonary disease (COPD)	30	24	6	39	34	5	68	39	29
COPD rate per 1,000 employees	0.37	0.50	0.19	0.49	0.71	0.16	0.81	0.73	0.96
Noise-induced hearing loss (NIHL)	294	122	172	231	138	93	355	189	166
NIHL rate per 1,000 employees	3.66	2.54	5.31	2.93	2.83	3.01	4.24	3.53	5.49
Cardiorespiratory TB (CRTB)	406	183	223	427	225	202	491	270	221
CRTB per 1,000 employees	5.05	3.81	6.88	5.41	4.69	6.54	5.86	5.04	7.31

1 Number of cases reported includes new and resubmission cases
2 Includes seven months of Marikana operations since acquisition in June 2019
3 Rates calculated based on at-risk employee population

SA operations: occupational health management

	2021			2020			2019		
	Total	PGMs	Gold	Total	PGMs	Gold	Total	[2]PGMs	Gold
Medical surveillance and certificate of fitness examinations – total[1]	169,647	97,125	72,522	235,736	96,934	138,802	194,137	96,650	97,487
Employees	125,960	69,283	56,677	188,321	74,634	113,687	153,187	68,704	84,483
Contractors	43,687	27,842	15,845	47,415	22,300	25,115	40,939	27,946	12,993
Days lost due to health-related absenteeism	1,229,355	689,941	539,414	804,986	420,651	384,335	736,124	323,232	412,892

1 Excludes heat tolerance screening (HTS) testing in 2021. Post COVID assessments and vulnerability assessments
2 Includes seven months of Marikana operations since acquisition in June 2019

SA operations: new and resubmitted cases of occupational diseases

	2021	2020	2019
Silicosis[1]	93	139	131
Gold	61	73	71
PGM	32	66	60
Chronic obstructive pulmonary disease	30	39	68
Gold	6	5	29
PGM	24	34	39
Cardiorespiratory TB	406	427	491
Gold	223	202	221
PGM	183	225	270
Noise-induced hearing loss	294	231	355
Gold	172	93	166
PGM	122	138	189

1 Includes seven months of Marikana operations since acquisition in June 2019

Cases and claims: Medical Bureau for Occupational Diseases and Compensation Commissioner for Occupational Diseases

	2021	2020	2019
Cases assessed by Medical Bureau for Occupational Diseases (Certification)	5,848	16,964	12,670
Sibanye-Stillwater's claims processed by Commissioner for Occupational Diseases	1,247	1,107	1,247
Claims processed by Compensation Commissioner for Occupational Diseases	6,171	5,881	7,388
Total paid to Sibanye-Stillwater beneficiaries (R million)	25	30	32
Total paid to beneficiaries (R million)	126	201	198

IR - 150

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Health, well-being and occupational hygiene *continued*

Noise-induced hearing loss

For our SA operations, we are committed to the Mine Health and Safety Council (MHSC) milestone of all process noise (including machinery) below 107 dB(A) by 2024. Our hearing conservation programme is aligned with the Mandatory Code of Practice for noise and includes silencing, risk assessments, monitoring and measurement, personal protective equipment, investigation of any deterioration in hearing above 5%, and medical surveillance.

Non-compliance to noise levels is mainly a result of damaged (or absent) mufflers on mechanical equipment, e.g. rock drills. At our SA PGM Kroondal operations, 16 main upcast fans (375/400 kW) exceed the industry milestone limit of 107dB(A). A programme is in place to meet these requirements by 2022. At our US PGM operations, some equipment, such as jackleg drills, exceed 107 dB(A) and a few ventilation main fans exceed 115 dB(A). These areas are designated as 'restricted access'.

There were three noise-induced hearing loss cases (NIHL) recorded at our US PGM operations for the year under review. In 2021 our SA PGM and SA gold operations recorded 122 and 172 NIHL cases respectively. This compares to the 2020 figures of 138 NIHL cases at our SA PGM operations and 93 NIHL cases at our SA gold operations.

We are rolling out moulded hearing protection devices (MHPD) at our SA operations. In 2022, 8,987 employees at our gold operations and approximately 12,000 at our SA PGM Marikana operations will receive MHPD. In 2021, at Kloof and Driefontein (SA gold), we took ear impressions of 3,322 employees and completed 1,088 fitments; and at Rustenburg and Kroondal (SA PGM) we issued 10,025 MHPD (5,431 at Rustenburg and 4,594 at Kroondal).

Noise exposure reduction strategy

We have a NIHL strategy to reduce operational noise levels (ambient), such that together with hearing protection devices, noise exposure remains at 85dB(A) or lower, which is the statutory limit. Our strategy includes:

- Abiding to the Minerals Council South Africa's 'buy quiet' campaign, the final guidelines of which are expected to be available in 2022
- Continuing to embed understanding of NIHL at employee induction and refresher training
- Adopting new interventions, as stipulated by the Minerals Council South Africa
- Continuing to take ear impressions, issue units and train employees for MHPD rollout
- Continuing with medical surveillance of employees exposed to high ambient noise levels

Silica, dust and airborne pollutants

Silica dust sampling results at our US PGM operations were below required limits. Other airborne pollutants and hazards are monitored and the pulmonary function of employees and contractors is tested annually. In addition to this routine monitoring, independent industrial hygiene consultants evaluate exposures at the Metallurgical Complex. The analytical laboratory at our US PGM operations has voluntarily implemented controls and monitoring for exposure to lead, which is not mandated by regulation.

Our SA PGM operations also have no serious dust problems and no regulatory or health concerns around silica content.

Silicosis (an occupational lung disease caused by long-term inhalation of dust particles) is of concern at our SA gold operations. South Africa's deep-level gold mines, where quartz concentrations are high and a risk for silicosis, exists can increase susceptibility to TB.

Early in 2021 we reviewed our internal target for silica dust exposure, reducing it to no more than 7% (down from 8.7% in 2020) of samples to exceed 0.05mg/m^3. South Africa's legislated occupational exposure limit is double this, i.e. 0.1mg/m^3. Our new target aligns with our long-term strategy to meet the MHSC standard of <5% samples exceeding 0.05mg/m^3 by 2024 at SA gold operations. The internal target was not met during 2021 at our SA gold operations; coming in at 7.67% samples exceeding 0.05mg/m^3. This was an improvement on the 8.92% for 2020.

At our SA operations, employees' exposure to airborne pollutants is monitored in line with the relevant DMRE codes of practice. To date, 44 real-time dust monitors have been installed. The data from these dust monitors is collated automatically and daily reports are generated and distributed through QlikView.

While silica is not a problem at our SA PGM operations, dust on surface (particularly that blown off tailings storage facilities and from haul roads) is a nuisance and exacerbated by the fact that these operations are in dry parts of the country. We have developed a five-year dust management plan for the Rustenburg and Kroondal sites. Phase 1 of this plan began October 2020 and includes netting barriers on the side slopes and application of chemical dust suppressants on the crest areas of the Paardekraal and Kroondal tailings dams; it also includes propagation of tamarisk to act as wind barriers.

For more information see *Minimising our environmental impact* on *page 190*.

Tshiamiso Trust

The Tshiamiso Trust was set up to carry out the terms of a December 2019 settlement between six mining companies and claimants suffering from silicosis and work-related TB. The trust, worth R5 billion, was instituted in February 2020. Following from delays caused in part by COVID-19, in August 2021 the first batch of more than 100 compensation payments to claimants was processed. (There were some pilot payments in December 2020). As of July 2021, 39,608 claims had been lodged. Now that the processes and systems have been set up, these will be dealt with at the 61 lodgement centres across various countries, and 11 medical centres (six of them mobile) carrying out medical benefit examinations. As one of the six companies involved, Sibanye-Stillwater helped in setting up the operating structures and claims system.

(See www.tshiamisotrust.com)

Diesel particulate matter

The use of diesel-powered equipment, particularly in underground operations, leads to the health risk of over-exposure to diesel particulate matter (DPM). Through the ICMM's DPM working group, we are improving our approach to the challenge. South Africa currently has no legislated occupational exposure limit (OEL) for DPM. Our internal DPM target is 0.16mg/m^3 (measured as total carbon), in line with US law.

In 2021, we took 1,602 personal DPM exposure samples at our SA gold operations, 187 of which exceeded our target. Of the 312 personal DPM exposure samples taken at the SA PGM operations in 2021, 131 exceeded our target.

IR - 151

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Health, well-being and occupational hygiene *continued*

Current controls for DPM exposure include vehicle maintenance, the use of low sulphur diesel, occupational hygiene monitoring, and personal protective equipment (including respiratory protection). Update on the controls to reduce DPM exposure in the SA PGM and gold operations are tabulated here:

Control implementation update	SA gold	SA PGM
Working with OEMs to improve maintenance and engine performance	Ongoing maintenance on existing diesel fleet	Ongoing maintenance on existing diesel fleet
The six-month diesel particulate filter (DPF) testing trial for PGM	Final test results being considered for Burnstone operations, SA gold operations	Completed end September 2021
Diesel particulate filter fitment for the PGM diesel fleet is expected completion in 2022.	The planning team at Burnstone is considering the DPF test findings	Plan to start with fitment in April 2022

US PGM OPERATIONS

US legislation stipulates DPM to be below 160 micrograms per cubic metre (0.16mg/m^3) for total carbon. To ensure compliance, each mining operation has an industrial hygienist to monitor engineering controls, administrative controls, and employee exposures.

Three Pinssar units (for real-time DPM monitoring) were installed at our East Boulder mine, with a fourth available for portable use. Stillwater has six units installed, with four additional units planned for 2022.

Clean fuel initiatives are being implemented at both mines, including filtering closed-loop systems in storage areas. Work continues at both mines to reduce emissions on the small vehicle fleet engines, including traffic management measures. We are testing battery-electric LHDs and are investing in lower or zero emissions utility vehicles to replace legacy vehicles.

Routine sampling was conducted throughout 2021, and sample results continue to demonstrate improvement in DPM mitigation practices.

Radiation exposure

All the US operations have a radiation safety programme. A dedicated radiation safety officer monitors radiation levels by means of nuclear gauges. We comply with guidelines issued by the Nuclear Regulatory Commission.

Noise-induced hearing loss

A dedicated hearing conservation programme, which provides training on the effects of noise as well as the use of personal protective equipment, has been underway for several years. The effectiveness of this programme is evidenced by the fact that no elevated exposures were recorded in 2021 at our US operations.

FUTURE FOCUS

SA OPERATIONS

- In both South Africa and the US, the priority focus will remain the management and mitigation of the impact of COVID-19 on our employees and communities
- Enhancement of occupational health management as we advance into new operating jurisdictions
- From an occupational health perspective, attention will continue to be paid to managing DPM and heat-related disorders across all our operations in South Africa, whilst Occupational Asthma surveillance will be intensified at our Precious Metal Refinery
- Responsible management of the health insurance benefits will continue in 2022 (in the context of government's plans for National Health Insurance
- Management to advocate that all stakeholders, from service providers to medical scheme providers, respect and collectively drive our CARES values

US PGM OPERATIONS

- Continue to progress and enhance understanding from Pinssar DPM monitors and develop the criteria for triggering timely corrective actions to reduce exposure; conduct side by side sampling to further define data relationship
- Develop an integrated health management plan, including a sampling schedule and health risk assessment process
- Further refine and act upon the installed gas and airflow monitoring equipment installed

IR - 152

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce

OUTCOMES DESIRED	Upliftment	Membership	Better lives	Socio-economic stability	Economic value
STAKEHOLDERS	ORGANISED LABOUR	EMPLOYEES	GOVERNMENT		
OPERATING PILLARS AFFECTED	Safety, health and wellness	Costs	Quality	Volume	

Sibanye Stillwater
CARES
about our...
COMMITMENT
ACCOUNTABILITY
RESPECT
ENABLING
SAFETY

WHAT WE DID IN 2021

SUCCESSES

- **Fast-tracked leadership development through online development conversations**
- **Inflation-linked wage agreement at East Boulder mine**
- **Total percentage of female employees increased to 14.4% (2020: 13.3%), with female board members increasing from 25.0% to 30.8%**
- **No industrial action recorded across the Group in 2021**
- **Launched the virtual COO round-table initiative, bringing relevant topics to all those in leadership positions**

CHALLENGES

- **SA gold operations wage negotiations**

ALIGNMENT WITH SDGs

The ESG theme: Human rights and ethics inside and out – is underpinned by SDG 5.

See Our Sustainability strategy: *a summary*

Benchmarks	Status	See
Group		
• 30% of the Group's entire workforce to be women by 2025	In progress	*Page 160*
SA operations		
• As per the Mining Charter III, increased representation of historically disadvantaged persons (HDPs) and women per management and core skill levels by 2023	In progress	*Page 162*
• Representation of employees with disabilities to be 1.5% by 2023	In progress	*Page 162*
• Increase human resource development expenditure to 5% of total payroll by 2023	In progress	*Page 166*
US operations		
• Evaluate implementation of Learning Management System	In progress	*Page 164*
• Complete succession plan down to superintendent level	Completed	*Page 164*
• Create a Women-in-Mining (WiM) chapter	Completed	*Page 161*

IR - 153

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

APPROACH

Sibanye-Stillwater is a labour-intensive business, employing (including contractors) 84,981 people at its SA and US operations. It is estimated that in South Africa each person employed in mining directly supports 10 dependants and for every job in mining at least two more jobs are created up and downstream[1]. This suggests that Sibanye-Stillwater's business in South Africa benefits well over one million people.

There is strong demand for formal employment in South Africa (and Africa at large) given that the pay and benefits attached to formal employment far exceed those in the informal sector.

We aim to equip our employees with the right skills and resources so they perform at their peak. Culture and values have been identified as material focus areas and we strive to instil a values-based culture where the foundation of decision-making and behaviour is our CARES values: commitment, accountability, respect, enabling and safety.

1. Minerals Council South Africa: Putting SA back on the global mining map – 6 September 2019

ORGANISATIONAL GROWTH

In 2019, we created the Organisational Growth department with the purpose of nurturing values-based leadership in delivering sustainable value. Our thinking is premised on an integral approach; meaning that we are not only interested in the material capitals/values (e.g. financial, manufactured and environmental) but also in how we promote the personal growth of employees and community members, (i.e. human and social capital as per the terminology of integrated reporting). Thus, our business is informed by humanistic ideals of the worth and dignity of the individual, which we believe is good for growing talent and improving performance, thus creating a virtuous cycle of organisational and personal growth.

In terms of diversity and inclusion, we have expanded these concepts to beyond external markers (be it race or gender) to encompass internal features, like diversity of thinking and values. For example, we note at our South African (SA) operations that many subscribe to traditional collectivistic values, which may at times contradict individualistic values. We believe there is worth in both sets of values and we are dedicated to creating an integrated culture that accounts for the diverse ways in which people make sense of their world.

In keeping with the integral theme, we recognise that knowledge and understanding are multifaceted. We cannot simply rely on a science-based objective view of reality, we must also consider the subjective realm of personal and the social realm of shared meaning.

Ultimately, the growth of the Group depends on us cocreating a sense of meaning with stakeholders. For example, we acknowledge that for people at the leadership end of the organisation, the pursuit of professional excellence is a key source of motivation; while for many ordinary workers are motivated by the desire to improve their socio-economic conditions. There is dignity and meaning in both motivations.

EMPLOYEE VALUE PROPOSITION
• Purpose and ethics
• Transparency
• Investments in people
• Visionary, inclusive leadership
TRUST AND LEADERSHIP CREDIBILITY
GROWTH OPPORTUNITIES THROUGH FOCUSED CAREER PATHING
ENABLING AND ENGAGING WORK ENVIRONMENT
• SOHO
• Humanistic workplace
• Culture of inclusivity
• Fair
• Team mechanics and dynamics
• Programmes from all directions
• Systematic enablement
SHARED VISION AND PURPOSE AND CARES VALUES
INTEGRAL TALENT, LEADERSHIP AND PERFORMANCE MANAGEMENT
SUPPORTIVE MANAGEMENT
• Clear goalsetting
• Coaching and mentoring
• Leadership development
• COVID-19 vaccination
• Employee assistance
• Nine areas of well-being
INTEGRAL WELL-BEING
STRATEGY IN ACTION AND VIRTUAL ENGAGEMENT ACROSS BOUNDARIES
MEANINGFUL WORK
• People job fit
• People culture fit
• Autonomy
• Levels of work
INTEGRAL COMMUNITIES

IR - 154

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

ACCOUNTABILITY, GOVERNANCE AND ASSURANCE

Governance

ACCOUNTABILITY

Board

- Remuneration Committee
- Audit Committee
- Social, Ethics and Sustainability Committee (SESC)
- The Health and Safety Committee
- Nominating and Governance Committee

Executives and C-suite

- Chief Organisational Growth Officer
- Executive Vice President (EVP): Head of Human Resources
- The ESG Committee (reports into SESC)
- Transformation Committee

Operational

- Human Resources (HR) Transactional Service Centres are decentralised
- Operational heads are supported by SVPs for human resources and organisational development
- VP for transformation supports and drives transformation
- Employment equity committees at each mining right area, with a centralised employment equity oversight committee
- Gender-related matters are progressed through the various WiM committee structures within the Group. All operations have set up gender working groups to address gender equality
- Under the tree sessions to engage with employees

RELEVANT LEGISLATION AND REGULATIONS

- UNGC principles
- International Labor Organization (ILO) Conventions on Labor Standards

South Africa

- Revised Broad-Based Black Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry (Mining Charter III), 2018
- Labour Relations Act
- Employment Equity Act

United States

- Montana Human Rights Bureau
- Fair Labor Standards Act
- National Labor Relations Act
- Civil Rights Act
- Equal Pay Act
- Age Discrimination in Employment Act

ASSURANCE

Sibanye-Stillwater's human resources performance is monitored and audited by several external agencies such as the Department of Employment and Labour (and in the US by the Department of Labor and Industry) and the DMRE. The South African Commission on Gender Equality as well as the Human Rights Commission also externally review certain practices.

Employment equity KPIs are externally assured by PwC (*page 274*).

South African business policy and procedures audits were conducted forming the baseline for the business human resources service delivery framework.

Key supporting policies

CARES values, Human Rights policy, including our commitment to no child labour and no forced labour, Management of Diversity policy statement, Code of Ethics, leave policy that includes maternity aspects, Sexual harassment policy statement, Overtime policy and Remote working policy

Marikana K3 Shaft

IR - 155

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

CULTURE GROWTH PROGRAMME

In 2019 we launched our Culture Growth Programme, with the aim of giving meaning to our aspiration for values-based decision-making and a more inclusive culture. Despite challenges brought about by COVID-19 during 2021, we managed to advance the maturity of the Group's values-based culture and the development of future-ready leaders that can navigate a complex environment.

Our culture assessments ('Under the tree' sessions) measure levels of employee engagement at our SA PGM operations (conducted from 2020-2021). These forums are a safe space for employees to share their experiences and feelings about their team and the broader organisation.

During 2020 and 2021 across 12 sites at our SA PGM operations, we conducted 384 focus groups with 7,123 A, B and C-band employees; and we conducted 110 individual interviews with D-band leaders. Site-related feedback was provided to all shaft management teams to address key aspects identified by the research. The SA PGM management team identified segment and site specific initiatives to address these aspects, which were tracked at monthly review sessions. This is an indication of the level of line management ownership for organisational culture change.

Number of participants: Under the tree sessions (culture assessment)

No. of participants: Under the tree sessions	2021	2020
SA PGM operations	3,411	3,822
SA gold operations	—	473
SA integrated services	—	56

Mirror assessments (values and leadership competencies)

We developed a 360-degree assessment in-house to measure how employees live the CARES values and to assess leadership competencies. The first pilot assessments were initiated in October 2020 were completed on E- and D-band employees.

The 360-degree assessment measures key behaviours that underpin our values-based culture and leadership competencies. Based on the results, individuals are approached to attend certain training modules. In 2021, 727 assessments were completed, from senior management to miner level. This included 1,955 internal peer and 1,757 sub-ordinate assessments.

Virtual strategic conversations

We established the Virtual Academy in response to COVID-19 lockdowns, with the purpose of dissolving silo boundaries (e.g. operations, regions and levels) and building collective leadership with – among other things – talks by international thought leaders. In 2021 we re-purposed the Virtual Academy to focus on Sibanye-Stillwater's strategy and strategic goals. All C-suite members were involved in a series of strategic conversations to unpack the various strategic goals. The supervisory population was included in the sessions to create the same narrative at all management levels, to create an understanding of our organisational identity and to build trust in the leadership system. This series of conversations were launched in May 2021 by our CEO, talking about the strategy in general. This session was followed by various C-suite members discussing and unpacking each of the six strategic focus areas at the time.

We have also launched the virtual Chief Operating Officer (COO) round-table initiative focused predominantly on operational aspects, with the full leadership population from supervisors and higher in attendance.

Focused interventions to build talent

We introduced the BarOn EQ-i in 2019, a tool for determining emotional quotient (EQ). This was part of an effort to develop emotional intelligence for E-bands and higher.

The initial analysis of the pre- and post-EQ-i scores indicated that senior and executive leaders recorded significant growth in EQ functioning. The next re-measure will be conducted in 2022.

Since emotionally intelligent leaders are more likely to successfully manage many relationships in a complex and ever changing environment, we will also deliver an EQ training programme in 2022 for identified D-band and higher leaders.

We are committed to ensuring the right work is being done at the right level by the right employees. Psychometric assessments help ensure this. Assessments are routinely conducted with all senior managers as well as with high potential employees identified at lower levels in the organisation. These assessments help to confirm observed performance and indicate potential, guiding people into appropriate career paths.

Accelerated Development Initiative (ADI)

The ADI was initiated to enhance collective and individual capacity for values-based decision-making and to build leadership depth and capacity for E- and F-band leaders. We train these leaders in navigating an environment of complexity, uncertainty and ambiguity, enhancing their ability to appreciate emergent possibilities, to pay attention to subtle clues in the environment and respond appropriately.

Fifty-seven (57) leaders completed the ADI programme by 2021, with another eight completing their course in early 2022. A second phase of the journey, ADI 2, commenced in November 2021, with 31 leaders completing. The ADI 2 journey will continue during 2022, with 49 leaders scheduled to attend. The focus of the ADI 2 programme is to shape how leaders impact organisational culture change.

Enhanced Leadership Development Programme (ELD)

The ELD is designed mainly for D- and E-band leaders as part of our leadership pipeline. The aim is to develop future-ready leaders, ones who will fulfil our vision and strategy. This initiative commenced in Q4 2021, with 46 leaders completing the programme. The ELD will continue in 2022 with another 110 leaders identified for the programme.

MOTI programme (Management of Technology and Innovation)

The MOTI programme is delivered by the Da Vinci Institute for Technology and Management and aimed at our supervisory population. The purpose is to focus on management development challenges related to technology, entrepreneurship, project management, innovation, people and systems. Attendees will obtain a higher certificate in the management of technology and innovation (MOTI, NQF 5). The first two groups (40 employees) have enrolled in November 2021 and 60 more employees will be enrolled in 2022.

Team establishment workshops, consisting of team mechanics and team dynamics

Team mechanics and team dynamics are training sessions that translate organisational values into the everyday team context to support better teamwork and to promote values-based decision-making.

IR - 156

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

At our SA PGM operations, we completed 45 planned team mechanics workshops (establishing team identity and role clarity) and 45 team dynamics workshops (establishing team cohesion), down to the level of mine management teams. The team dynamics sessions commenced from August 2021, and 37 sessions have been completed since then. Five teams are scheduled to complete team mechanics workshops and eight teams to complete team dynamics workshops in Q1 2022.

At our SA gold operations, the team mechanics process was implemented and by December 2021 all 27 management teams completed their workshops (down to the level of mine management). At our US PGM operations, all 10 identified teams completed their team establishment workshops.

The impact of this initiative is evident in the feedback we received, suggesting that attendees have transformed their thinking, language and decision-making to be more values-based.

Quality improvement (QI) at our US PGM operations

The first half of our QI programme for the US PGM operations was completed during 2021. The programme sets out to improve the system for daily pass down and planning, with the expectation of improved safe and shift execution.

HR Systems

Since 2020 the Group has enjoyed a digitalised HR system, with standardised HR reporting that facilitates better management decision-making.

The digitalisation of employee transactions has streamlined many of the day-to-day HR functions, giving managers accessibility and oversight of HR processes. Furthermore, it has strengthened our ability to manage legal compliance to matters like overtime, induction and medical certificates of fitness.

Sibanye-Stillwater launched the WeAreOne mobile app in 2020 to better engage with our workforce. It proved vital in communicating information about COVID-19. The app is available and free to all employees and has improved our engagement with them. **See *page 128* for more information.**

SOHO:

Small Office, Home Office (SOHO) applies to eligible roles. It was implemented in response to hard lockdown in 2020, but is now a permanent feature for those who can work remotely, a harbinger of our new way of working. Survey results from SOHO-based employees indicated that they are 71% more productive with 68% indicating that they are very satisfied working from home. 22% of respondents indicated that they do need additional equipment such as screens or other to enable working from home. See *page 128* for more information.

SOHO – adopting a new way of working for historically office-based employees

IR - 157

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

OUR WORKFORCE PROFILE

The composition of our workforce is outlined below. There were no forced retrenchments during 2021.

Workforce by operation at December 2021

	2021			2020			2019		
	Employees[1]	Contractors[2]	Total	Employees[1]	Contractors	Total	Employees[1]	Contractors	Total
SA operations									
Beatrix	6,555	1,868	8,423	6,577	1,579	8,156	6,374	735	7,109
Driefontein	8,481	1,690	10,171	8,609	1,537	10,146	8,547	1,164	9,711
Kloof	9,407	1,982	11,389	9,549	2,055	11,604	9,858	1,271	11,129
Burnstone	168	76	244	98	33	131	103	23	126
Cooke	487	428	915	480	426	906	493	353	846
SA gold operations	25,098	6,044	31,142	25,313	5,630	30,943	25,375	3,546	28,921
Kroondal (100%)	5,397	3,139	8,536	5,489	3,155	8,644	5,445	1,904	7,349
Rustenburg[7]	12,809	3,283	16,092	12,378	3,047	15,425	11,458	1,704	13,162
Marikana	17,963	3,413	21,376	18,461	3,855	22,316	20,200	3,385	23,585
SA PGM operations	36,169	9,835	46,004	36,328	10,057	46,385	37,103	6,993	44,096
Group and Integrated services[3]	2,671	2,164	4,835	2,682	1,852	4,534	2,748	2,617	5,365
						0	2,368	1,043	3,411
SA operations – total	63,938	18,043	81,981	64,323	17,539	81,862	67,594	14,199	81,793
US PGM operations									
Stillwater	1,219	494	1,713	1,163	462	1,625	1,090	480	1,570
East Boulder	454	262	716	446	264	710	436	239	675
Columbus Metallurgical Complex	199	177	376	217	233	450	196	149	345
Regional services[4]	99	0	99	55	2	57	67	4	71
Other[5]	0	0	0	0	0	0	0	0	0
US PGM operations – total	1,971	933	2,904	1,881	961	2,842	1,789	872	2,661
Corporate office[6]	96	0	96	71		71	67	0	67
Group – total	66,005	18,976	84,981	66,275	18,500	84,775	69,450	15,071	84,521

[1] Employees include permanent and fixed term employees
[2] Contractors exclude 'fee' contractors (i.e. those paid for work performed as opposed to being paid per head)
[3] Previous years' data (before 2020) was split between Regional services and SA other. As of 2020 figures are combined, with the Property employees incorporated in the operations. Regional services includes executive management of the SA operations and employees providing a service to all SA operations
[4] Regional services in the US includes executive management located in the Columbus and Montana offices
[5] Other represents two employees at Marathon, Canada (no contractors at 31 December 2019)
[6] Blue Ridge included

Workforce by age[3]

	2021				2020				2019			
	Employees[1]	Contractors	Total	%	Employees	Contractors	Total	%	Employees	Contractors	Total	%
SA operations												
18<30 years	2,964	4,614	7,578	9 %	2,823	4,411	7,234	9 %	3,458	3,261	6,719	8 %
30-50 years	45,878	11,328	57,206	70 %	47,187	11,102	58,289	71 %	49,530	9,222	58,752	72 %
>50 years	15,192	2,101	17,293	21 %	14,384	2,026	16,410	20 %	14,606	1,716	16,322	20 %
US PGM operations[2]												
19<30 years	311	0	311	16 %	265		265	14 %	246		246	14 %
30-50 years	1,096	0	1,096	56 %	994		994	53 %	990		990	55 %
>50 years	564	0	564	29 %	622		622	33 %	553		553	31 %

[1] Employees include permanent and fixed term employees
[2] Ages of contractors at US PGM operations not available
[3] Including Corporate

IR - 158

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

EMPLOYEE TURNOVER

The annual turnover for management level employees at the SA operations in 2021 was 135 (2021: 0.21%; 2020: 0.20%), including 60 for HDPs (2021: 0.09%; 2020: 0.10%) and 17 for women in management (2021: 0.03%; 2020: 0.03%). The total turnover for the SA operations was 4,982 (2021: 7.7%; 2020: 8.6%), with 2,325 and 2,459 recorded at the SA gold and PGM operations respectively (2021: 9.1% and 6.8%; 2020: 8.1% and 8.8%). Of our total turnover rate,1% were women.

Annualised attrition in the US PGM operations was 13.92%, while the attrition rate among mineworkers was 12.74% (2020: 8.39% and 6.11% respectively).

In SA operations a total of 1,279 (27.7%) women were hired out of a total 4,622 hires.

ABSENTEEISM

Absenteeism is monitored monthly via an attendance management programme. Employees who are struggling to get to work can access help through our Employee Assistance Programmes (EAPs).

SA operations: shifts not worked including absenteeism (average %)

20.0%
10.0%
0.0%
SA Ops: 0.5% | 1.8% | 2.0% | 5.0% | 7.0% | 1.0%
SA PGM: 0.0% | 2.0% | 2.0% | 4.0% | 6.0% | 1.0%
SA Gold: 0.1% | 1.8% | 2.0% | 5.0% | 8.0% | 0.0%
COVID-19
Other
Training
Sick
Leave
Absent without permission
20.0%
10.0%
0.0%
SA Ops: 0.0% | 1.8% | 1.0% | 4.0% | 6.0% | 0.0%
SA PGM: 0.0% | 1.8% | 1.0% | 4.0% | 4.0% | 1.0%
SA Gold: 0.4% | 2.0% | 1.0% | 4.0% | 7.0% | 0.0%
COVID-19
Other
Training
Sick
Leave
Absent without permission

PERFORMANCE

Our HR focus has shifted from an emphasis on culture transformation to operational excellence and strategic workforce planning. The Organisational Growth department was split off from HR, allowing HR to focus its efforts on ensuring employees are fit to deliver (operational), leaving Organisational Growth to focus on culture change.

Our SA PGM operations spent R547 million on learning and development in 2021, while our Gold operations spent R422 million. Training spend for our US operations was 6 million.

WASTE
AFVAL
MAMPARA

Group of employees at the SA gold Driefontein 4 shaft

IR - 159

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

PROMOTING GENDER DIVERSITY AND INCLUSIVITY

Our CEO has stated that by 2025, 30% of the Group's entire workforce will comprise of women.

The overall female representation for the Group[1] increased from 13.4% in 2020 to 14.4% in 2021. Furthermore, female Board representation[1] increased from 25% to 31% year-on-year. (See *Board and executive leadership, page 7* for more information).

Also, thirty percent of promotions approved in 2021 were women, and 27.7% of new recruits in SA were women.

The Group has put comprehensive policies and procedures in place to accelerate the female representation across all levels of the organisation. Key policies focus on: (i) the attraction, retention, promotion and development of females in the Group; (ii) addressing and combating gender-based violence issues; (iii) cultural transformation within the workplace encouraging an inclusive and diverse environment across all levels within the Group. Targets are to be linked to management performance and ratings.

[1] *Includes foreign female employees for South African operations*

Gender diversity per management level in 2021

	Female (number) excluding foreign employees	%	Female (number) including foreign employees	%
Board	3	23.1	4	30.8
Executive	5	13.5	5	13.5
Senior management[1]	8	19.0	8	19.0
Middle management[1]	21	14.6	22	15.3
Junior management[1]	270	25.9	276	26.4
Core and critical skills[1]	6,155	11.2	6,402	11.6
Non-core[1]	2,545	33.0	2,587	33.5

[1] *South African operations including Corporate office*

Gender diversity of employees (2021)

	2021				2020				2019			
	Female	%	Male	%	Female	%	Male	%	Female	%	Male	%
SA operations	9,300	14.5	54,734	85	8,645	13	55,749	87	8,619	13	59,042	87
SA gold operations	3,398	13.5	21,700	86	3,126	12	22,187	88	2,783	11	22,592	89
SA PGM operations	4,900	13.5	31,269	86	4,536	12	31,792	88	4,235	11	32,868	89
SA regional services and other[3]	1,002	36.2	1,765	64	983	35	1,770	65	1,601	77	3,582	12
US PGM operations[2]	193	9.8	1779	90	171	9.0	1,710	91	139	9	1487	91
Group[1]	9,493	14.4	56,513	86.0	8816	13.3	57,459	86.7	6916	12.6	45713	87.4

[1] *At 31 December 2021 we employed 3,594, (19.04%) women at entry level (A-band)*

[2] *Includes services and other*

[3] *Includes Corporate office*

IR - 160

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

Women-in-Mining (WiM)

Through our WiM initiative we aim to accelerate diversity and inclusivity efforts, championing women in all levels of the organisation. WiM's objectives are:

- Increase ratio of women in leadership, by enhancing representation and development of women at all levels
- Cultivate and promote gender inclusion, equality and retention in our workforce
- Position Sibanye-Stillwater as an attractive employment option for female graduates
- Implement policies and procedures across the Group to promote a culture that aims to support the attraction, onboarding, promotion and retention of females in the workplace
- Identify interventions and programmes for diversity, inclusivity and culture change
- Give high-potential women access to leadership and mentorship programmes to assist career advancement and leadership development

In April 2021, our US PGM operations partnered with WiM USA.

The WiM leadership group have commenced rolling out the WiM Roadmap that aims to achieve the above mentioned objectives. Identified group policies and procedures have been reviewed and revised to ensure active change across the Group.

Sibanye-Stillwater has partnered with internationally renowned Henley Business School to provide an opportunity to Sibanye-Stillwater women to enrol for various relevant qualifications from certifications and diplomas to MBAs. Known as Steel Women, the programme was specifically designed around the needs of our female employees and many of the aspects of the courses arose as part of the skills identified as needed in the 2020/2021 surveys. A masterclass programme was run for over 100 women candidates to attend the learning journey providing valuable skills to enable our females to navigate their journeys in the workplace, their communities and life. As part of our commitment to developing our women, we will select 26 women to be awarded level-appropriate scholarships with Henley Business School. This will be treated as a pilot project and, if successful, we aim to increase these opportunities year after year.

Gender-based violence (GBV)

In 2021 we continued our anti-sexual harassment campaigns and included anti-sexual harassment training in our induction training. Our sexual harassment policy statement governs procedures to be followed in dealing with sexual harassment. A sexual misconduct unit of Protection Services handles all reported sexual harassment cases, and counselling is provided to affected employees. This year we had 14 cases of sexual harassment of which 12 cases have been closed out.

We launched the anti-GBV Take the Pledge #notinmyname campaign where senior leaders across the Group pledged to stand against Gender Based Violence and took to wearing a black wristband. See *page 215* on *Socioeconomic development*.

Pay parity

The status of pay parity has been tracked and corrected where required, and the model refined accordingly. We have dealt with legacy issues of disparate pay based on race and gender; pay gaps are linked to legacy related aspects, namely mergers and acquisitions. Of our top 10% compensated employees, 15.84% are women. For further information see *Remuneration report, page 250*.

DISCRIMINATION

Grievance processes allow for employees to lodge discrimination complaints formally or informally. Discrimination cases deemed a priority are referred to the Dispute Resolution Unit (DRU), which appoints an investigator. An employee can choose to lead their own grievance or ask the DRU to lead. A presiding chairperson makes a ruling, which management ratifies.

There were two cases of discrimination (race and transferral method) in 2021 (2020: 2); both cases are closed.

DIVERSITY AND TRANSFORMATION (ALIGNED WITH MINING CHARTER III)

Our transformation journey in South Africa is guided by the country's Mining Charter. The Mining Charter (now in its third iteration) is a regulatory instrument that promotes socioeconomic good across seven elements: ownership, mine community development, procurement, beneficiation, housing and living conditions, human resource development, and employment equity.

The main objectives of the Mining Charter are to deracialise ownership of the industry, expand business opportunities for HDPs, redress the imbalances of historical injustices, and enhance the social and economic welfare of employees and mine communities. The third iteration of the Mining Charter came into effect in 2019, containing transformation targets to be achieved by 2023.

Employees listening to the safety and operational briefing before their shift commences

IR - 161

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

Employment Equity

Mining Charter III has increased employment equity targets across all divisions and includes a clause reserving 1.5% of jobs for people with disabilities. A significant feature of the new Charter is the focus on women and of increasing the representation of women across the entire workforce.

Broadly in line with the Mining Charter employment equity targets, the Group has set the following targets for 2023.

SA operations employment equity by category as at 31 December 2021

Measure	Target for 2023	Target for 2021 year[3]	[1]Actual % achieved SA operations	[2]Actual % achieve SA operations Mining Charter III)
Representation of HDP	Board: 50%	50 %	46.15 %	46.15 %
	Executive management: 50%	50 %	37.84 %	37.84 %
	Senior management: 60%	60 %	40.48 %	40.48 %
	Middle management: 60%	36 %	47.22 %	45.16 %
	Junior management: 70%	52 %	57.09 %	56.51 %
	Core and critical skills: 60%	75 %	74.42 %	74.43 %
Representation of HDP women as % of total HDPs	Board: 20%	20 %	50.00 %	50.00 %
	Executive management: 20%	20 %	35.71 %	35.71 %
	Senior management: 25%	25 %	47.06 %	47.06 %
	Middle management: 25%	7 %	30.88 %	21.43 %
	Junior management: 30%	18 %	45.30 %	38.48 %
Employees with disabilities	Disabilities 1.5%	1.3 %	0.15 %	0.14 %

[1] *Includes Integrated Services and Corporate office*

[2] *Excludes Integrated Services and Corporate office*

[3] *Aggregated target for all SA mining right holders*

People with disabilities

Given the 1.5% target for people with disabilities by 2023 we are making efforts to recognise employees who may be suffering from long-term chronic conditions (e.g. diabetes). This equity target is an opportunity to integrate those affected by illness, mental challenges, physical impairment and other non-normative conditions.

LOCAL EMPLOYMENT

Some 79.68% of our SA workforce is made up of South African citizens (2020: 79%), and of those, 27.56%, are from our doorstep communities. The remaining come from southern African countries: Lesotho, Mozambique, Eswatini, Botswana and Zimbabwe.

In the US, the majority of the workforce is made up of Montana residents. However, many supervisory roles and specialised positions are filled by people from other states, predominantly Nevada, Washington and Alaska.

SA operations: origin of employees (2021)[1]

Province	Gold	PGMs	Services	Total	%
Eastern Cape	7,389	10,050	386	17,825	28
Free State	3,032	1,265	295	4,592	7
Gauteng	3,349	2,834	1,184	7,367	12
KwaZulu-Natal	2,527	792	204	3,523	6
Limpopo	768	2,008	156	2,932	5
Mpumalanga	622	710	58	1,390	2
North West	674	11,917	294	12,885	20
Northern Cape	53	376	12	441	1
Western Cape	28	26	12	66	0
Non-South Africa	6,656	6,191	166	13,013	20
Total	**25,098**	**36,169**	**2,767**	**64,034**	**100**

[1] *Including Corporate office*

IR - 162

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

SA operations: citizenship of non-South Africans (2021)[1]

Country	Gold	PGM	Services	Total	%
Australia	1	0	0	**1**	0.01
Botswana	166	19	5	**190**	1.46
British Columbia	0	1	0	**1**	0.01
Cameroon	1	0	0	**1**	0.01
Canada	0	1	0	**1**	0.01
China	0	1	0	**1**	0.01
DRC	2	2	1	**5**	0.04
Ethiopia	1	0	0	**1**	0.01
France	0	0	1	**1**	0.01
Germany	1	1	0	**2**	0.02
Ghana	1	0	1	**2**	0.02
India	0	1	1	**2**	0.02
Lesotho	2,848	1,936	79	**4,863**	37.37
Malawi	2	3	1	**6**	0.05
Mozambique	3,026	4,103	41	**7,170**	55.10
Namibia	0	1	0	**1**	0.01
Nigeria	0	1	0	**1**	0.01
Peru	0	0	1	**1**	0.01
Poland	0	0	1	**1**	0.01
Eswatini	591	72	22	**685**	5.26
United Kingdom	0	1	3	**4**	0.03
Zambia	3	6	3	**12**	0.09
Zimbabwe	13	42	6	**61**	0.47
Total non-South African	6,656	6,191	166	**13,013**	100

[1] *Including Corporate office*

SA operations: local[1] community recruitment[2]

	2021		2020		2019	
	PGM	Gold	PGM	Gold	PGM	Gold
Appointments	**2,305**	**2,089**	937	1,271	992	1,190
Local recruits	**787**	**1,072**	411	542	971	968
%	**34 %**	**51 %**	44	43	98	81

[1] *Within a 50 kilometre radius of the mines*
[2] *Excluding Corporate office and Integrated Services*

% local recruited women and by operation

43.14
24.43
44.19
0
39.91
0
35.29
16.67
0
21.43
12.82
29.93
Beatrix
Driefontein
Ezulwini
Kloof
Rand Uranium
Burnstone
Kroondal
Limpopo
Platinum mile
Marikana: EPL
Rustenburg
Marikana: WPL

US operations: employee distribution by county (Montana)

	2021	2020	2019
Stillwater	**575**	596	571
Yellowstone	**714**	623	540
Sweet Grass	**140**	152	180
Park	**168**	166	172
Carbon	**170**	158	138
Other locations	**203**	186	188

IR - 163

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

UPSKILLING OUR WORKFORCE

Training and development

SA operations

All new employees undergo induction training and all employees undergo refresher training every 18 months, which covers important policies, standards and processes. During 2021, 78% of employees completed induction/refresher training.

See *Continuous safe production, page 136* for more about safety related training.

Overcoming the language barrier

During 2021, Sibanye-Stillwater completed a comprehensive diagnostic study within the SA mining operations to gather insights on language proficiency, in the context of an organisation where English is the dominant language of business communications and training.

The diagnostic phase provided key insights on how to bridge communication gaps at our SA operations and highlighted ways to bridge the language divide, which will be implemented in 2022.

US PGM operations

In 2021, our US PGM operations continued to develop e-learning capacity. We tripled the number of learner licenses available for LinkedIn Learning, based on feedback and usage from the initial trial group. And we continued on a path to implement a full Learning Management System across all salaried employees in the segment.

We were also able to resume our full suite of leadership development training with appropriate COVID-19 precautions in 2021, after operating at very reduced levels in 2020. We introduced a focused six-month training programme for General Foreman level, focused on HSE and Work Management. This effort will be continued in 2022. Our New Leader training programme continued throughout 2021, with nearly all new supervisory personnel completing the programme.

Training and the Fourth Industrial Revolution

We are progressing with the modernisation of our learning and development programmes with a two-tier implementation approach. The first tier involves the implementation of a learner management system (LMS) platform, which stores training records and enables employees to login to the system and access their coursework. The formal e-learning courses are linked to their job profiles and are integrated with standalone e-learning modules accessed via the Group IT network.

In 2021, we implemented a self-subscription option to enrol into the programmes via a direct link to our online Learning Prospectus. While some programmes do require line manager approval, most of our e-learning programmes allow for easy subscription without approval.

The second tier (rolled out in 2021) saw further development of the technology, including access via smart phone, and the option for download/upload from the LMS for use offline. Access via smart phone was successfully tested at our SA PGM operations. Further tests will be conducted at our SA gold operations during 2022.

Full rollout of the Smart Learning Hub was achieved for all SA operations.

Desktop induction

The desktop induction option is fully functional and induction information can be accessed (via the Smart Learning Hub) by anyone on the Group network who has access to a company computer. All induction activity and results feed through to Symplexity for record and reporting purposes.

Academy e-Library (S-Tube portal)

The Academy S-Tube library is expanding as new video training material is uploaded onto the system. The next step in this process will be allowing external access to video-based learning, simulated job-specific training and videos to all employees approved for VPN access.

Electronic assessment tools (tablets)

In 2021 we introduced WiFi-connected tablets for learner assessment at two of our SA PGM operations. Early in 2022 this technology will be implemented at all the SA operations, with added functionality that enables trainers to complete moderation of all assessments using the same tablet technology.

Audience Response Tools (clickers)

An audience response system (commonly called 'clickers') is now fully implemented for all Learning and Development sites across the South African operations. In 2022, in conjunction with our drive to enhance learning design and development, we will expand the functionality of clickers as an integral part of learner assessment.

Interactive virtual reality mining environment

During 2021 we developed new virtual reality (VR) technology, which enables the interaction of multiple users. This new technology is useful for simulating the workplace environment, including mining- related hazards. It's a good tool for improving safety. The pilot module is being tested at the Platinum Mechanised Training Campus. In 2022 this technology will be expanded to include the conventional stoping production area. This integrated virtual learning tool will promote critical learnings in hazard identification, safe workplace examination procedure, rock related risk classification and Rules of Life.

Talent management and career growth

SA operations

In late 2020 we launched a new talent management framework for all our SA operations. One of our aims is to fill 80% of vacant positions with internal talent. In 2021, 71% of our vacant positions were filled by internal talent.

To help us meet the target, we have committed to supporting the career paths of our employees and identifying and nurturing talent. Employees are encouraged to set career development goals, or individual development plans (IDPs) as we call them. In 2021, 3,268 employees had IDPs for succession purposes. Of these, 868 were promoted during 2021.

Talent management helps us address the shortage of mining skills in South Africa. This shortage drives competition for talented individuals, particularly in engineering, mining, rock engineering, surveying and geology. The situation is made worse by the high demand for historically disadvantaged persons (HDPs) employees with engineering skills, who are invariably poached by our competitors, which then negatively impacts our employment equity goals.

Our career development, progression and promotion targets are part of our SLPs.

Our performance management process requires that employees set performance deliverables, which are tracked quarterly. During 2021,100% of management completed their performance contracts. Performance deliverables are aligned with the Group's strategic intent.

IR - 164

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

SA operations: talent pool

	2021	2020	2019
Talent pool size (A-D band)	3,714	3,186	2,205
Successors promoted	868	403	172

US PGM operations

In the US, talent is managed through iterative assessments. In 2021 we completed our Talent Management cycle, evaluating all salaried employees. Leadership development training and role specific training was reintroduced after a hiatus caused by COVID-19 restrictions.

The ongoing growth of our US PGM operations demands that we recruit new (external) candidates, across all aspects of the operation. We have a number of activities to meet the challenges of staffing and address the shortage of skilled workers in mining. These efforts include engaging external recruiters to place hard to fill management positions, usage of numerous social media platforms and partnering with local universities and technical schools.

We also added nine new employees in 2021 as candidates for our High Potential Accelerated Development Programme.

Human resource development

Mining Charter III requires companies to spend 5% of their total payroll on essential skills and HR development, both for employees and community members. HRD spend across the SA operations amounted to 4.3%of total payroll in 2021, up from 3.7% in 2020.

Our annual learning and development requirements are determined by our Strategic workforce plan, which forecasts need for skills development.

Despite the continued impact of COVID-19 into 2021 significant progress was made in resolving some 80% of SLP backlogs, carried over from 2020 and previous years. The outstanding 20% consists mainly of adult education and training backlogs, which will be spread over the next three years; non-AET areas will all be closed by mid-year 2022.

In 2021 we spent R422 million on training at our SA gold operations and R547 million at our SA PGM operations. Total opportunities for 2021 were 258,156 (up from 99,327 in 2020 and 153,753 in 2019).

A large number of learners who began in 2021 will carry over into the 2022 financial year, and as such the HRD provision for 2022 will remain above the R1 billion mark.

SA operations: Human resource development (R million)

	2021			2020			2019			2018		
Operation	SLP financial provision	Actual training expenditure	% of Payroll	SLP financial provision	Actual training expenditure	% of Payroll	SLP financial provision	Actual training expenditure	% of Payroll	SLP financial provision	Actual training expenditure	% of Payroll
Beatrix	126	136	660	120	100	5.70	74	88	5.30	113	77	4.30
Burnstone	0	1	140	16	4	1.40	2	0	1.30	5	1	2.30
Cooke	0	2	130	0	1	0.80	20	2	1.30	13	1	0.90
Driefontein	121	131	500	113	102	4.40	144	98	4.90	138	135	5.30
Kloof	122	152	540	108	114	4.50	104	129	5.40	113	143	6.20
Total gold operations	369	422		357	321	3.40	344	317	3.60	382	357	3.80
Kroondal	74	86	440	51	79	4.60	68	77	4.20	45	69	4.10
Rustenburg	233	229	530	136	165	4.30	102	155	4.00	96	133	3.50
Marikana	288	232	420	172	228	3.60	186	197	2.70	103	164	1.80
Total PGM operations	595	547		359	472	4.10	356	429	3.60	244	366	3.10
Total	964	969	4.30	716	793	3.70	700	746	3.60	626	723	3.50

Total opportunities for 2021 were 258,156 (up from 99,327 in 2020). Sibanye-Stillwater has made provision for an HRD budget of around R1,048 billion for 2022 to ensure outstanding commitments are achieved.

IR - 165

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

SA operations: Human resource development[1]

Group: Human resources development 2021	Expenditure (Rand)	Number of learners	Female learners (%)	Total training hours (number of learners x average training days per learner)	Average rand/ learner	[2]Average hour/ learner
Internships[1]	70,617,579	354	34.5	713,664	199,485	2016
Bursaries[1]	33,175,487	691	41.7	1,393,056	48,011	2016
AET (employees)	116,996,683	1,295	16.1	466,200	90,345	360
AET (community)	3,041,228	463	64.2	208,350	6,569	450
Engineering learnerships	124,113,740	700	25.0	1,411,200	177,305	2016
Mining learnerships	141,265,429	1,195	20.2	2,409,120	118,214	2016
LO A-Stream	16,337,062	55	29.1	110,880	297,037	2016
Portable skills (employees)	8,096,395	603	29.9	28,944	13,427	48
Portable skills (community)	6,162,984	517	41.8	49,632	11,921	96
Leadership development	37,858,843	16,223	7.3	648,920	2,334	40
Core skills training	390,190,338	164,088	11.9	10,501,632	2,378	64
Cadet training	10,043,052	803	34.5	51,392	12,507	64
Coaches/mentorship training	1,674,019	1,148	24.4	9,184	1,458	8
Employee indebtedness (CARE for iMali)	2,520,000	32,532	10.5	260,256	77	8
Community maths and science	—	0	—	0	—	0
Support and research (METF)	—	0	—	0	—	0
Other	7,818,779	37,489	11.9	299,912	209	8
Total:	969,911,618	258,156	12.2	18,562,342	3,757	72

[1] The numbers include new bursars and internships that are still part of the programmes from previous years as education programmes

[2] The '2016' average hours in several cells relate to the full year or multi-year programmes (12 months). The 2016 is the actual hours spend during available days for training in the year, excluding weekends, public holidays, institution vacation periods, etc

In 2021 we awarded bursaries to an additional 12 top matriculants from disadvantaged schools from around our SA operations. The Group launched this bursary scheme in 2019, which provides top performers from disadvantaged schools in host communities with full scholarships to pursue tertiary education.

It has benefited 33 learners (17 male and 16 female) since its inception.

Employees trained per gender and HDP

Patterson grade	% Women trained	% HDP trained
A Band	15.36	98.96
B Band	7.45	98.44
C Band	12.45	77.87
D Band	13.94	54.04
E Band	7.43	41.49
Non-graded learners	**25.47**	**95.78**
% of Total trained	**12.07**	**95.54**

Adult education and training (AET)

Sibanye-Stillwater offers AET for employees and members of doorstep communities. The programme equips participants with basic competencies, including literacy and communication skills. The AET centre for the SA PGM operations is now operational and is accommodating full-time AET learners from the Marikana, Kroondal and Rustenburg operations. AET is part of the HRD requirement of the SLPs and it also supports SDG 4.6, which relates to literacy and numeracy.

Learning and Development research conducted in 2021 investigated reasons for the decline in employee interest in AET. Findings suggest that the decline is a result of an ageing workforce, but there is also sufficient evidence that it is time to modernise the programme to include a greater emphasis on digital literacy and technologically advanced teaching methodology. The full refurbishment of AET is planned for 2022 and will include insights from the language barrier diagnostic research as well as from recent research conducted by the Mandela Mining Precinct.

The good news for 2021 is that we have had 28 AET learners progress into full qualification learnership; 19 gained acceptance for the mining learnership programme and nine entered the Engineering Trade Qualification programmes (2020: 24).

IR - 166

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

SA operations: adult education and training

Year	Number of employees trained	Gender: Female	Gender: Male	Number of community members trained	Gender: Female	Gender: Male	Total number trained
2019	969	118	851	213	122	91	1,182
2020	870	94	776	294	186	108	1,164
2021	**1,295**	**208**	**1,087**	**463**	**297**	**166**	**1,758**

LABOUR RELATIONS

As per SDG 8.8, we endorse the target to, "Protect labour rights and promote safe and secure working environments of all workers, including migrant workers, particularly women migrants, and those in precarious employment".

All employees are subject to vetting procedures, including the verification of age, criminal record checks as well as medical fitness assessments. We support collective bargaining and freedom of association, and we seek to comply with all labour legislation applicable to our operations.

Union representation at SA operations (2021)[1]

	Gold	PGMs	Services and other	Total
Membership	24,015	31,793	2,155	57,963
Representation (%)	96 %	88 %	78 %	91 %

[1] *Including Corporate office*

In 2021, 91% (2020: 92%) of our total permanent workforce at the SA operations were represented by four recognised unions: AMCU, NUM, Solidarity and UASA.

In the recent past, union rivalry – particularly between AMCU and NUM – has posed a risk to the business. Fortunately, much progress has been made over the years to foster a culture of multilateralism and tolerance. At our Rustenburg and Kroondal operations, where AMCU and NUM co-exist, the risk is reduced because the unions challenge each other but do not actively work against each other. At Marikana, AMCU enjoys 77% membership and is the only recognised union. Recognition agreements (which we have in place) are formal joint commitments between the company and the majority union setting out relationship rights, respect for freedom of association, bargaining rights, workings of shaft and full-time stewards, industrial action procedures, and dispute procedures, amongst other things.

At our US PGM operations, a total of 73% (2020: 75%) of employees were members of the United Steel Workers International Union (USW). Labour relations in the US PGM operations remained constructive. The Group and the union worked through challenges related to the COVID-19 pandemic and safety.

SA operations: membership by union[1]

	2021				2020				2019			
	Total	Gold	PGMs	Services and other	Total	Gold	PGMs	Services and other	Total	Gold	PGMs	Services and other
Membership												
AMCU	**36,434**	11,808	24,428	198	37,463	11,650	25,592	221	39,921	11,810	27,083	1,028
NUM	**16,927**	10,889	4,552	1,486	16,825	11,146	4,156	1,523	17,364	11,170	3,892	2,302
UASA	**3,212**	852	2,041	319	3,336	902	2,111	323	3,512	949	1,811	752
Solidarity	**1,256**	466	638	152	1,427	533	729	165	1,629	531	763	335
CEPPWAWU	**134**	0	134	0	139	0	139	0	143	0	143	0
Non-unionised	**6,071**	1,083	4,376	612	5,204	1,082	3,601	521	5,025	915	3,411	699
Total	**64,034**	25,098	36,169	2,767	64,394	25,313	36,328	2,753	67,594	25,375	37,103	5,116
Membership representation (%)												
AMCU	**57**	47	68	7	58	46	70	8	59	47	73	20
NUM	**26**	43	13	54	26	44	11	55	26	44	10	45
UASA	**5**	3	6	12	5	4	6	12	5	4	5	15
Solidarity	**2**	2	2	5	2	2	2	6	2	2	2	7
CEPPWAWU	**0**	0	0	0	—	—	—	—	—	—	—	—
Non-unionised	**9**	4	12	22	8	4	10	19	7	4	9	14
Total	**100**	100	100	100	100	100	100	100	100	100	100	100

[1] *Including Corporate*

IR - 167

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

Union representation at US PGM operations in 2021

	Total	Stillwater (including Blitz)	Columbus Metallurgical Complex	East Boulder	Administrative support staff
USW	1,429	938	144	347	0
Non-unionised	542	281	55	107	99

Wage negotiations and industrial action

No industrial action was recorded at any of the Group's operations in 2021. The South African national minimum wage is R21.69 per hour and on average our entry level employees earn R51.29 per hour (excluding benefits).

At our US PGM operations the minimum wage of Montana is US$8.75 per hour for entry level employees. Our entry level pay in the US at Stillwater mine is US$25.34 per hour and at East Boulder mine is US$24.66 per hour.

US PGM operations

A collective bargaining agreement for the US PGMs East Boulder mine was concluded a three-year wage agreement with the United Steel Workers International Union (USW) on 16 February 2022. This inflation-linked agreement will expire on 31 July 2024.

SA PGM operations

At Kroondal (SA PGM), in October 2020, we concluded a three-year wage agreement with NUM and AMCU, ending 30 June 2023. The basic wage increase for Category 4-9 surface and underground employees for the first year is 5% or R1,000 per month (whichever is higher) for each of the three years. Miners, artisans and officials will also receive 5% or R1,000 per month increases (whichever is higher) per year over the three-year period. Negotiations were held in a constructive and respectful atmosphere. Three-year agreements signed at Marikana and Rustenburg Operations (SA PGM) in 2019 are due for renewal in H2 2022.

SA gold operations

At our SA gold operations, the three-year wage agreement expired in mid-2021. The four recognised unions (NUM, AMCU, UASA, The Union and Solidarity) referred the wage dispute to the labour dispute resolution body The Commission for Conciliation, Mediation and Arbitration (CCMA) on 29 September 2021. On 14 March 2022, two unions, UASA and Solidarity accepted the final wage offer made by Sibanye-Stillwater on 4 February 2022. At the time this report was signed-off for printing , the SA gold strike was not concluded but the most up to date information is available on our website at *www.sibanyestillwater.com/features/gold-wage-negotations-2021*

SALARIES AND WAGES

Key salary and wage metrics (31 December 2021)

	SA	US
Employee wages and benefits paid R/US$ million	18,019	241.5
Average salary per entry level employee	R21,070p/m	US$107,077 total gross
Annual training spend R/US$ million	969.91	5.7

We pay competitive wages and our employees in South Africa have access to financial and non-financial benefits exceeding those specified in the Basic Conditions of Employment Act. These include:

- Retirement or provident funds for all employees
- Care for iMali financial literacy training
- Medical insurance
- Housing ownership help desk
- Employee assistance programme

See *Remuneration report*

Employee share ownership programme (ESOP)

Sibanye-Stillwater has three major employee ownership schemes. The purpose of these schemes is to create shared value for employees.

The Thusano Share Trust was established in 2010 through a collective agreement with organised labour. The vesting period of the Trust is 2025. Thusano holds 19,233,755 Sibanye shares for its 46,007 active participants.

On the back of the PGM acquisitions undertaken over the last few years, Sibanye-Stillwater inherited additional ESOPs. With the acquisition of the Rustenburg operations in 2016, Sibanye-Stillwater concluded a 26% broad-based BEE transaction through a subsidiary. In terms of this transaction, 26% of the Rustenburg entity is held jointly by four parties: the Rustenburg Mines Community Development Trusts (24.8% share), the Rustenburg Mine Employees Trust (30.4%), Bakgatla-ba-Kgafela Investment Holdings (24.8%), and Siyanda Resources (20%).

The distribution of dividends for the beneficiaries of the Rustenburg ESOP and the Rustenburg Mines Community Development Trusts has been finalised, with 11,940 employees receiving their dividend of R4,140 on 15 June 2021.

The distribution of the LonPlats (WPL/EPL) ESOP dividends saw 17,544 beneficiaries receive R22,167.82 each.

There is no share ownership programme equivalent at our US PGM operations.

Employee indebtedness

Financial over-indebtedness is a burden for many at our SA operations. Sibanye-Stillwater offers a financial literacy programme, Care for iMali, to help alleviate financial stress.

See the *Care for iMali* fact sheet at *www.sibanyestillwater.com/newsinvestors/reports/annual*

IR - 168

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

HOUSING AND LIVING CONDITIONS

We aim to improve the lives of our employees by encouraging home ownership, better living conditions and improved amenities. To achieve this we have redesigned our policy around housing, including more emphasis on collaboration with third parties, e.g. Government.

A Human Settlements Partnership Programme was established with South Africa's Department of Human Settlements. The partnership identified several projects at our gold and PGM operations to deliver decent housing and living conditions in line with Mining Charter principles. We also participate in the Minerals Council South Africa Accommodation Task Team (MINCOSA), wherein we promote sound policy, including around issues of land invasion and illegal occupation of property.

In 2020 we began developing a new Housing and Living Conditions Strategy for the SA operations. The diagram below provides a high-level overview of the process steps for developing the strategy.

ACTION PLANS
EMPLOYEE SURVEY
STATUS QUO ANALYSIS
FUTURE HOUSING PIPELINE
DELIVERY MECHANISMS
GAP ANALYSIS
EVALUATION & ALIGNMENT
HLC STRATEGY

Home ownership

30%
21%
At place of origin
At place of work

51% of Employees own property (Title Deed or Permission to occupy)

It is reassuring that 51% of our employees have invested in home ownership, with 21% investing at place of work and 30% owning homes in their place of origin. It was also noted that 67.4% of employees prefer to invest at place of work, indicating a potential shift away from their place of origin when they reach retirement age.

Access to decent housing

23%
77%
Inadequate
Decent

Of concern is that 23% of employees do not have access to decent housing, i.e. functional, solid, bedrooms separate from living area and with access to municipal services.

Access to services

98%
99%
87%
Portable water
Adequate
Formal Electricity

The majority of our employees have access to adequate municipal services, with access to electricity as a lagging indicator.

Investment preferences

12%
28%
20%
26%
Affordable housing
Owner upgrader
Owner builder
Buy current rental

The vast majority of our employees are interested in home ownership (87%) with a clear preference to buy (28%) an affordable house in the secondary market (which confirms demand for Group-owned stock); aspirations to upgrade (26%) their house and build on land they already own (20%) are also important investment preferences.

The following key challenges have been identified:

a. Limited investment by the government in human settlement development, which includes bulk services
b. Existing bulk services infrastructure is ageing and not adequately maintained; overutilised facilities exacerbate disruptions and community protests
c. Mining remains the biggest source of income for people in the North West and Free State provinces, with Government unable (or unwilling) to create diversified economies that will sustain livelihoods post mining
d. Lack of delivery by all spheres of Government, leading to unmet socioeconomic expectations and dissatisfaction, by which people look to the mines for opportunity; Government regulatory environment is placing more responsibility on mines to fulfil unmet needs, leading to additional cost pressures

The following opportunities have been identified:

a. A large percentage of our employees (76%) are below the age of 50 years, with ample opportunity to still invest in home ownership before retirement
b. Around 50% of our employees aspire to retire at place of origin, signalling demand for available housing stock as well as future housing stock that moves through the private / public sector project pipeline
c. The Company has around 4,713 properties available for sale (at discounted prices) to our employees, with the majority in the gold operations
d. Existing bulk services infrastructure (owned and operated by us) will be made available for the Marikana Ext.13 development, with assets like Waste Water Treatment Works being transferred to the Rustenburg Local Municipality at the end of mining operations
e. We own a large extent of farmland across the SA operations, which could potentially be used for human settlement

SA gold operations

The focus remains on reducing accommodation and encouraging home ownerships instead.

In 2021, a total of 180 houses were sold (114 in 2020). The SA gold operations have approximately 3,600 family accommodation units in proclaimed/ municipal areas and another 2,000 units on un-proclaimed land.

IR - 169

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

SA PGM operations

Our aim is to reduce the footprint at our areas of operation and encourage employees in home ownership. In terms of housing at Marikana we have concluded our Generation I and II SLP commitments and are now busy with Generation III, with project teams redoubling their efforts to be complete by 2023.

During 2021 we continued to support Government-led projects around Marikana, notably the Revitalisation of distressed mining towns programme overseen by Human Settlements.

Sibanye-Stillwater continues to work closely with the municipalities of Madibeng and Rustenburg in helping with spatial development frameworks (SDFs), housing sector plans as well as integrated development plans (IDPs) of both municipalities. And this partnership with Government contributes to our Generation III SLP for WPL (Western Platinum Limited) and EPL (Eastern Platinum Limited) mineral rights.

In 2021 we also standardised household benefits across our PGM operations and aligned these benefits to those of our gold operations.

Marikana Ext 13 and Nkaneng

Our SA PGM operations collaborated with government agencies to rezone Marikana Extension 13 (Rustenburg Local Municipality) and Nkaneng informal settlement (Madibeng Local Municipality) into formal townships. The initiatives have progressed from the planning phase to execution, with the Group providing technical support to the two local municipalities as well as access to key bulk infrastructure.

As part of our land management strategy we donated land parcels totalling 253ha to Ext 13 (in addition to the 300ha bought by the government). The target is for 6,500 units, an expansion on the original scope of 4,500 units. The coming years will also see development of suitable amenities.

Marikana Ext 13 dovetails with our Marikana Renewal programme and will include aspects of honouring and restitution. We will provide access to our bulk services, which includes potable water and Waste Water Treatment Works (WWTW). The WWTW will be shared by us and the community and then revert to the municipality when the mine closes.

The focus with Madibeng Local Municipality has been to support the implementation of the Upgrading of Informal Settlements Programme (UISP), specifically for Nkaneng. Following from our efforts in 2020 (which included comprehensive support across a range of areas), in 2021 we worked with relevant stakeholders (including the Bapo-ba-Mogale Traditional Authority) to finalise locations of road grading, install additional water tanks, and design a new promenade, with high mast lights for security.

This agreement demonstrates our commitment to inclusivity and to making good on our promises to deliver fundamental prerequisites as part of phase one in the UISP for Madibeng Local Municipality.

Sibanye-Stillwater has supported the Rustenburg Local Municipality with the implementation of the Integrated Residential Development Programme (IRDP), specifically for Marikana Ext.13. Over and above the 253ha of land donated, support to the Rustenburg Local Municipality includes:

a. A comprehensive 100-year plan for Marikana as part of the new spatial development framework (SDF) review
b. Civil engineering assessments and reports detailing existing bulk infrastructure as well as recommendations for expansions
c. Town planning expertise and inputs towards the proposed township layout, maximising densities, typologies, bulk services, integrated amenities (as per CSIR standards) as well as order of magnitude costing estimations

The above-mentioned support does not guarantee the achievement of a critical milestone, but it will speed up the funding application processes to the North West Provincial Human Settlements Department for inclusion in their budget submissions. It is vital to appreciate government's funding policies, mechanisms and processes to understand the lack of service delivery across most municipalities, and to support and drive this process as best we can.

Home ownership

The Klipfontein Village, consisting of 107 vacated houses on un-proclaimed land, has also been earmarked for closure, along with one of the four high-density residence hostels in the vicinity of the Rustenburg operation. This accommodation has been unoccupied for a period of time. We engaged various stakeholders to determine alternative uses of these facilities. Unfortunately, high levels of poverty and unemployment fuelled vandalism of these unoccupied units to the extent where they are no longer viable for housing. While reducing its footprint, Sibanye-Stillwater has been focusing on the promotion of its home ownership initiative. This involves the sale of 1,455 houses to employees at a discounted price. The programme has three phases: phase one is only open to employees currently residing in the houses; phase two is open to all other employees including Kroondal operations; phase three will be open to the secondary market. To date, the home ownership programme has cultivated keen interest from our employees and is gaining significant momentum.

At the Marikana operations four home ownership transactions were concluded, with another 53 home ownership transactions lodged for transfer. An employee home ownership help desk is still available at the Marikana operations to facilitate the entire spectrum of home ownership transactions on behalf of employees.

See the *Care for iMali* fact sheet at *www.sibanyestillwater.com/newsinvestors/reports/annual*

At the Rustenburg operations the momentum seen in 2019 continued and we realised another 172 home ownership transactions concluded with another 28 lodged for transfer. COVID-19 severely impacted on home ownership transactions given the overall economic downturn and uncertainties seen during 2020.

Geographic Information Systems (GIS)

Our land management strategy includes a digitalisation element, whereby all information (e.g. title deeds) is on one database and is connected to our GIS.

Challenges

Illegal occupation of property is our biggest challenge. Sometimes the illegal occupants of housing will try to pressure us into donating the property to them. However, this property is reserved for employees, some of whom may even be in the process of trying to buy it.

Our Leveraging Land for Impact Steering Committee (LLISC), established in 2020, continues its good work in addressing our housing challenges. The committee guides the business in determining the right category for land (i.e. suitable for human settlement, suitable for agricultural projects, or suitable for continued mining operations) and then helping ensure the land is used accordingly. We also have a partnership with the Gauteng Department of Community Safety in their programme to solve land invasions across the province.

IR - 170

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

Our partnership with the department, in relation to responding to land invasions, has strengthened considerably. Regrettably, not all provinces in which we operate respond to this challenge in the same manner, and it remains imperative for Sibanye-Stillwater to engage with all relevant stakeholders to find sustainable solutions to this challenge.

Another challenge relates to living-out allowances, which are meant to ensure that workers enjoy salubrious accommodation. Some employees choose to live in poor conditions to make savings, but then compromise their health and well-being.

Also see *www.sibanyestillwater.com/features/marikana-commemoration* for information to the supply of houses to the widows of the Marikana tragedy.

SA operations: housing and accommodation

	2021			2020	2019
	SA Total	PGMs	Gold	Total SA	Total SA
Number of employees living in					
Single accommodation complexes (mine employees)	**8,479**	1,325	7,154	9,051	8,659
Family accommodation (houses and on-mine residence)	**10,191**	5,159	5,032	9,796	5,573
Private/other (balance of total workforce)	**41,703**	28,791	12,912	42,781	14,689
Number of company-owned houses sold					
Total	**284**	104	180	290	179
Employees	**267**	95	172	307	177
Private	**17**	9	8	3	2
Number of company-owned houses sold since programme inception (2015): cumulative total					
Total	**1,405**	256	1,149	1,699	855
Employees	**1,063**	247	816	1,225	531
Private	**342**	9	333	474	324
Number of houses built during the year	**0**	0	0	16	0
Number of houses built since programme inception (2015)	**52**	0	52	52	36
Spend on accommodation maintenance/renovations[1] (Rm)					
Family	**209**	116	92	219	74
Single	**178**	96	83	92	40
Spend on accommodation maintenance/renovations (excluding labour costs) (Rm)					
Family [1]	**107**	64	43	156	28
Single	**84**	53	31	36	16
Single accommodation upgrade spend since programme inception (2015) (Rm)	**430**	[2] 0	430	430	430

[1] *The cost of accommodation, maintenance and renovation is comprehensive (not only painting). Spend on maintenance and renovation of single accommodation has decreased year-on-year as a result of planned closure of some of the units at Beatrix*

[2] *The SA PGM operations do not have a programme for single accommodation*

One of the Single accommodation complexes at the SA gold operations

IR - 171

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

CARING FOR INJURED EMPLOYEES AND THEIR DEPENDANTS

Sibanye-Stillwater, through the Matshediso programme, Lonmin Memorial Fund and the Sixteen-Eight Memorial Trust, provides financial assistance to the families and dependants of employees who are severely disabled or fatally injured in mine accidents.

Matshediso programme

Sibanye-Stillwater supported 134 Matshediso dependants at the SA gold operations and 18 at the Kroondal and Rustenburg operations in 2021 at a total cost of R1,178,997 and R249,500 respectively. In addition, 98 families of employees fatally injured or disabled (for e.g. spinal cord injuries) received vouchers to the value of R1,500 per family.

We also undertake home modification and maintenance projects to provide the families of severely disabled injured employees with functional housing:

- the building or renovation of houses
- connection to water supplies (if municipal infrastructure is not available, two water tanks are installed)
- the widening of doorways, ramps and pathways; bathrooms and toilets made wheelchair-friendly

A total of 13 widows or beneficiaries of the SA gold operations have benefited during 2021 from the home adaptation programme and 32 are on the project list for renovations, adaptations or a home. A total of 15 widows will benefit from the programme in 2022 at the Kroondal and Rustenburg operations.

Benefit	2021	2020
Host schools	R12,500 (primary); R17,500 (secondary)	R7,000 (primary) R15,000 (secondary)
Boarding schools	R30,000	R18,000
Uniform, stationery, text books and transport	Primary R7,000 and secondary school R9,000	R3,000
Extra classes at host schools	R2,500 primary and R3,000 secondary school - career counselling R2,500; extra mural activities R2,500	R2,160 per subject per year
Study opportunities	Bursary/internship awarded for study of choice	
Christmas voucher or hamper	R500 per family	R1,500 per family
Total amount paid to beneficiaries	R1.31 million	R1.16 million

Lonmin Memorial Fund

Through the Lonmin Memorial Fund, Sibanye-Stillwater supported 89 dependants in 2021 at a total cost of R3.2 million. Five of these dependants completed their final year of school in 2021 with nine at tertiary level.

Sixteen-Eight Memorial Trust

Sibanye-Stillwater, through the Sixteen-Eight Memorial Trust, continues supporting 139 beneficiaries, (previously 141 – unfortunately two beneficiaries passed away), by providing counselling support and educational assistance in the form of paying for school fees, uniform, stationery, textbooks, excursions, transport, tertiary tuition fees, accommodation allowances and meal allowances. Twenty five beneficiaries are at tertiary level of education, two beneficiaries are pursuing postgraduate studies, and 12 have joined the company as interns in experiential training programme in 2022.

See www.sibanyestillwater.com/features/marikana-commemoration

IR - 172

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Empowering our workforce *continued*

FUTURE FOCUS

SA OPERATIONS	• Continue operations-specific rollout of values-based culture programmes • Implement organisational culture survey • Deliver diversity and inclusion exposure workshops for supervisory leadership and higher (including senior and executive leaders) • Deliver EQ training programmes for identified D-band and higher leaders • Deliver on planned WiM initiatives • Continue digital transformation of HR functions • Streamline the HR function to improve efficiency and reduce costs • Adjust the HR service delivery model to enhance the employee lifecycle • Focus on employment equity to ensure that the Mining Charter III targets are reached with attention to succession planning • Prepare for SA PGM wage negotiations
US PGM OPERATIONS	• Continue with implementation of digital learning • Implement organisational engagement survey • Deliver diversity and inclusion exposure workshops for supervisory leadership and higher (including senior and executive leaders) • Deliver EQ training programmes for identified leaders • Intensive training of new and existing operations supervisory personnel to ensure clarity of role expectations and proficiency in use of available tools • Focus on the culture growth programme • Continue digital transformation of the HR functions • Streamline HR function • Adjust the HR service delivery model to enhance the whole employee lifecycle • Implement new East Boulder collective bargaining agreement • Expand diversity and inclusion efforts to align with SA's goals for the organisation • Continue to promote the SOHO model and provide resources to employees and managers to support the shift • Continue to monitor and mitigate risks associated with COVID-19

IR - 173

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Embedding ESG excellence

IR - 174

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Social, Ethics and Sustainability Committee: Chairman's report

JERRY VILAKAZI – *Chairman: Social, Ethics and Sustainability Committee*

As a global, diversified precious metals miner, we impact our countries of operation in a myriad of ways: jobs, taxes, social upliftment, green metals, biodiversity protection, improvement of water infrastructure, etc. We employ (including contractors) close to 85,000 people worldwide, and we economically empower many thousands more through our supply chains. And in South Africa, this empowerment contributes to equality and restitution.

Sustainability at Sibanye-Stillwater is not just a function of compliance but rather a strategic imperative to change the role our business plays in society and in the economy. Our Sustainability strategy has three areas: environmental stewardship, social impact and governance integrity and is anchored by the United Nations' Sustainable Development Goals (SDG). Environmental stewardship is about promoting the sustainable use of resources and making sure that we transition towards a low-carbon future. Social impact is about using our economic and social influence to co-create positive legacies. And governance integrity is about our commitment to have open and honest conversations with stakeholders. Ultimately, our commitment to sustainability involves doing the right thing even when – especially when – no one is looking.

Our commitment to transforming this industry and to bring more women into mining has resulted in 27.7% of new recruits in 2021 in the South African industry being women. This is a phenomenal achievement given the industry within which we work and accelerating our alignment to SDG 5. It is still our target to have a 30% female workforce by 2025, and this will place us above our peers in gender representation.

DEVELOPING A CLIMATE CHANGE RESILIENT BUSINESS

We are the world's largest primary producer of PGMs and one of the US's key recyclers of autocatalysts. Our PGMs contribute to lowering emissions from combustion engines, which constitutes a green metal application. Further, our recycling operation (which produces PGM at far lower emissions) can also be considered a green metal application.

78 Pt Platinum
46 Pd Palladium
45 Rh Rhodium
77 Ir Iridium
44 Ru Ruthenium

Targeting carbon neutrality by 2040

A comprehensive review of the Group's environmental and energy footprint indicated that we can achieve carbon neutrality by 2040. Our strategy for carbon neutrality is available on *page 185* and speaks to SDG 13. Not only are we committed to carbon neutrality but also to reducing our water demand, ensuring environmental sustainability of our TSFs, and protecting the biodiversity of our areas of operation.

Role of PGM in green hydrogen

- Increasing numbers of nations now have hydrogen strategies
- Hydrogen, together with electricity, is a key vector to decarbonise society through an increase in reliable, tradable and storable renewable energy
- Hydrogen will be needed for long-range transport, for replacing coke for steel production, and as a store of renewable energy (among other applications)
- Hydrogen can decarbonise transport, industry and the home as a non-carbon heat source and feedstock
- Large-scale electrolysers (powered by renewable energy) are needed for green hydrogen
- Given their role in polymer electrolyte membrane (PEM) electrolysis, platinum, iridium and ruthenium can be considered as 'hydrogen metals'
- Currently PGM demand for hydrogen is only 75koz, out of a total supply of 6,235koz; this is expected to increase greatly
- The PGM mix of South Africa's UG2 reef matches well with hydrogen demand

IR - 175

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Embedding ESG excellence *continued*

Increasing our exposure to the circular economy

- Our US autocatalyst recycling facility recycled 755,149oz of 3E (palladium, platinum and rhodium) in 2021
- Recycling PGMs is more environmentally friendly than mining:
  - it emits six times less CO_2
  - it uses 63 times less water
  - it generates 90 times less rock waste
- PGM recycling's green credentials mean lower yield funding and tax-exempt bonds

In December 2021 we bought a 19.99% stake in New Century Resources Limited, situated in Queensland, Australia. New Century is a leading tailings management and rehabilitation company. It owns the Century tailings zinc retreatment operations in Queensland and is listed on the Australian Securities Exchange. New Century is a global top-15 zinc producer, with annual zinc production of 128 kilotonnes per annum (2021). The Transaction represents a unique opportunity to generate long-term value for our stakeholders, while enhancing our profile as a premier, global tailings retreatment leader, positioned to play a role in the circular economy.

As New Century develops its environmental liability management advisory service to large mining clients globally, and on the back of increased scale and visibility, we expect it to benefit from a re-rating in line with recyclers and waste management providers.

Part of our strategy is to build our global tailings retreatment business, which is uniquely positioned to play a key role in the green metal supply chain. For more information, see *Minimising our environmental impact, page 199.*

ENTRENCHING LONG-TERM ECONOMIC SUSTAINABILITY

Long-term economic sustainability is about how we use our land, our supply chain, our discretionary CSI spend and other levers of social investment to help build thriving communities post mining. The GNA at our US operations is the perfect template for building cooperative models with stakeholders. We will play our part in creating modern mining towns and we will play our part in supporting local authorities (including traditional authorities) in their efforts to build thriving communities. This speaks to the heart of SDG 17 to enhancing partnerships for sustainable development.

Our SLPs are the foundation of our socioeconomic efforts. Noting that our socioeconomic impact goes beyond regulatory compliance and therefore we believe in our Marikana renewal programme – anchored in the themes of honour, engage and create. We will continue to leverage land and infrastructure for impact. We will continue to work with stakeholders in using this land as part of integrated spatial development that improves living standards for employees and for doorstep communities.

See *Empowering our workforce,page 169; Socioeconomic development, page 214.*

World-class stakeholder engagement blueprint

In 2021, the Good Neighbor Agreement (GNA) at our US PGM operations marked 21 years of environmental and community collaboration. The GNA is unique within mining and provides a framework for collaboration on protecting nature, while at the same time facilitating economic development. The GNA sets a higher environmental standard for Sibanye-Stillwater than that required by federal and state regulation. It also commits us to transparency and ongoing communication with stakeholders; and it provides a vehicle for dispute resolution and stakeholder engagement. For more information, refer to the *Good Neighbor Agreement fact sheet*. The GNA is being used as a template for collaborative frameworks for our other operations. (See *Engaging with our stakeholders, page 76*).

Infrastructure and socioeconomic development for impact

Our social licence to operate (as well as our regulatory licenses) depends on meeting stakeholder expectations. Stakeholder capitalism requires a balance between strong financial returns to shareholders and meeting the expectations of other stakeholders (e.g. government, doorstep communities and environmental activists). Our business ethos and CARES values dedicates us to maintaining this balance.

We use our infrastructure to create socioeconomic development where we operate. Refer to *page 214* on the BRR project that we are doing in the West Wits. We are also mindful of leveraging our supply chain for local economic growth.

Social restoration forms part of our social programmes and we are aiming to invest 1.5% of declared dividends in social upliftment projects.

See *Socioeconomic development, page 207*. Also refer to our supplementary information – *Social and labour plans: Summary of projects in SA*, *www.sibanyestillwater.com/newsinvestors/reports/annual.*

IR - 176

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Embedding ESG excellence *continued*

HUMAN RIGHTS AND ETHICS INSIDE AND OUT

Our responsibility towards the safety and health of employees is underpinned by a risk-based approach, discussed on *page 131 – 152*. Our health services manage exposure to occupational-related diseases in the workplace and contribute to SDG 3 that focuses on the eradication of epidemics, such as TB and HIV.

Our mining has the power to play a critical role in resolving inequality. We will do this in collaboration with our stakeholders, ensuring they are heard and that we resolve their grievances and complaints with sensitivity and grace. See *Socioeconomic development, page 212*.

DATA-DRIVEN AND CONSIDERED DECISION-MAKING

Our policy is to align ourselves with the relevant standards in our industry and to use third-party verification, accreditation, certification and recognition as proof of our sincerity to ESG excellence. It is also about building Sibanye-Stillwater as a strong institution by developing effective, accountable and transparent practices at all levels – well aligned to SDG 16. We are also in support of accountable management of extractive resources and take cognisance of global standards such as the Extractive Industries Transparency Initiative (EITI).

Refer to our section on *Governance in sustainability: Our considered decision-making, page 224*.

IN CLOSING AND APPRECIATION

The Committee is pleased to report to all stakeholders of the Group that it has fulfilled its mandate as prescribed by the Regulations to the South African Companies Act and that there are no instances of material non-compliance to disclose.

I would like to thank the members of the Committee and the Board for their input and support throughout the year.

Jerry Vilakazi
Chairman: Social, Ethics and Sustainability Committee
22 April 2022

IR - 177

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Embedding ESG excellence *continued*

Our Sustainability strategy: a summary

PREAMBLE

Sustainability through ESG excellence is at the core of our business strategy. Building a globally responsible and leading business is encapsulated in our ESG framework (see below), which has been translated into our Sustainability strategy. The five strategic themes of our Sustainability strategy also anchor our commitment to the SDGs'. (See the supplementary disclosure – progressing the UN *SDGs*, *www.sibanyestillwater.com/newsinvestors/reports/annual*). These five themes, are further used to define our ESG scorecard, which forms part of the LTI for executives. (*See page 246*). Our full Sustainability strategy can be found at *www.sibanyestillwater.com/sustainability/reports-policies.*

ESG Framework

ENVIRONMENTAL	SOCIAL			GOVERNANCE
	Stakeholder engagement	**Safety and health (employees)**	**Communities**	
Improving life through the sustainable use of our natural resources, driving environmental consciousness and continued improvement, with measured transition to a carbon neutral future.	Listening to our stakeholders through transparent engagement and incorporating the knowledge gained into our business.	Enhancing the holistic well-being of our workforce through the risk-based monitoring of safety and health factors and improved safety and health performance.	Creating value by unlocking potential in mining-affected communities through: • socioeconomic development • institutional capacity building • generating local benefits These efforts support sustainable livelihoods and leave a positive legacy beyond mining.	Respecting the human rights of stakeholders and conducting our business with integrity by adhering to good governance principles and by ensuring legal compliance.

Sustainability Strategic Themes

Embedding human rights and ethics: Inside and out[1]

Develop a climate change resilient business[2]

Data-driven and considered decision-making[4]

[1] See *Empowering our workforce; Safe production; Health, Well-being and Occupational Hygiene* and *Socioeconomic development*

[2] See *Minimising our environmental impact*

[3] See *Minimising our environmental impact* and *Socioeconomic development*

[4] See *Corporate governance* and *Governance in sustainability: Considered decision making*

IR - 178

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact

OUTCOMES DESIRED: Clean water/air/land · Membership · Better lives · Assured product

STAKEHOLDERS: ENVIRONMENT · SHAREHOLDERS · COMMUNITIES · ORGANISED LABOUR · EMPLOYEES · CUSTOMERS · GOVERNMENT

OPERATING PILLARS AFFECTED: Safety, health and wellness · Costs

Sibanye Stillwater
CARES
about our...

WHAT WE DID IN 2021

SUCCESSES

- Earned A- rating from CDP for Water Security (first-time participation in 2021; higher than both the Africa and sector averages)
- Earned B rating from CDP for climate change (no metallic mineral miners earned an A rating)
- ISO 14001:2015 certification achieved for SA gold, SA PGM and US PGM operations
- Implemented an Adaptive management plan as part of the US PGM operations' GNA, which established tiered trigger levels for water quality that are more protective than state and federal standards
- Publication and approval of various environmental position statements

CHALLENGES

- Continuation of permitting efforts of the US PGM tailings storage facilities
- Geographical concentration of SA operations – with our majority Scope 2 emissions stemming from electricity consumption attributable to Eskom (South Africa's coal based utility)

ALIGNMENT WITH SDGs

Our ESG theme: Building a climate-resilient business is anchored by SDG 13.

Endorheic Wetlands, Pans at the SA gold Beatrix operation

IR - 179

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

Benchmarks	Status	See
• Zero level 4 or 5 environmental incidents	Met	*Page 198*
• 10% reduction in level 3 environmental incidents year-on-year	Did not meet	*Page 198*
• ISO 14001:2015 Environmental Management Systems certification for all operations by December 2021	Met	*Page 182*
• Group carbon neutral to be achieved by 2040; SBTi-approved Scope 1 and 2 carbon emissions reduction target of 27.3% by 2025 (2010 baseline)[1]; limiting GHG emissions to the 2022 carbon budget of 7.7 tCO_2e (scope 1 & 2)	In progress New Group target set in Feb 2021	*Page 185*
SA operations		
• A 2-3% reduction in electricity consumption per year against budget	Met	*Page 186*
• Increase in SO_2 capturing and cleaning efficiency from 80% to 90% by 2027 and to 99% by 2030 at the Marikana operations	In progress	*Page 189*
• International Cyanide Management Code (ICMI) process completed in 2021	Did not meet	*Page 182*
• A 7.5% reduction in the purchase of potable water by the gold operations in 2021	Met	*Page 191*
• A 3% reduction in the purchase of potable water by the PGMs operations in 2021	Met	*Page 192*
• Integrated reporting system in place and KPI data accessible and reliable	In progress	*Page 181*
• For 2022, a reduction in our dependence on the Vaal River System by 15% compared to 2020 baseline	In progress	*Page 191*
• To reduce reliance of operations on external potable water infrastructure, in water-rich jurisdictions to 10%, and in water-poor jurisdictions to 40% by 2030	In progress	*Page 191 – 192*
• Water treatment plants optimised for purchased potable water independence by 2024	In progress	*Page 191*
• Risk reduction through compliance of tailings dams to the Global Industry Standard on Tailings Management by August 2023	In progress	*Page 199*
US PGM operations		
• Complete the closure plan for the MET complex, in 2022	In progress	*Page 204*
• To improve water quality – to install a moving bed bioreactor at East Boulder Mine in 2022	In progress	*Page 197*

1. SBTi was set prior to the acquisition of the Marikana operations. Revised short-, medium- and long-term emission reduction targets for the Group will be set and validated by the SBTi within 2022. The 2010 base year will also be reviewed to a more recent year. This is to ensure that emission reduction targets are in line with the latest climate science and reflect on our carbon neutral commitments.

APPROACH

Our approach to nature and the environment is multifaceted. We acknowledge that our business involves the exploitation of natural capital to enhance other capitals. We are committed to minimising environmental degradation and to being stewards for natural capital.

Further, given the importance of our minerals to the green economy, it could be argued that the effect of our operations is to support the transition to a low-carbon future.

Our environmental commitments include:

- Building a portfolio of green metals
- Active participation in the circular economy through recycling
- Pursuing the path of carbon neutrality
- Sustainably managing our water use
- Promoting biodiversity
- Celebrating our rich cultural heritage
- Driving responsible waste management practices
- Rehabilitating affected land in accordance with stakeholder aligned closure plans
- Global best practice in tailings

IR - 180

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

ACCOUNTABILITY, GOVERNANCE AND ASSURANCE

Governance

ACCOUNTABILITY

Board

- Social, Ethics and Sustainability Committee of the Board
- Risk Committee
- Audit Committee

Executive Committee and C-suite

- The Environmental Department reports to the Chief Technical Officer through the Senior Vice President: Environment
- We have a dedicated Group tailings specialist as Vice president (VP) for tailings storage facilities (TSFs)
- We have a dedicated Group head of energy and decarbonisation
- The US PGM operations' environmental aspects are coordinated by VP: Legal, Environmental and Government Affairs
- ESG Committee

Operational

- Each operation is supported by a dedicated, segment-focused Compliance team, headed by an Environmental manager. The Compliance teams are guided by a centralised team of environmental specialists that provide technical guidance across a range of disciplines: closure and rehabilitation, biodiversity, waste, land and heritage, air, Water Conservation and Water Demand Management (WC&WDM)
- The SA gold and SA PGM operations have Water steering committees to promote sound water management

STRATEGY

The Environmental pillar of the Sustainability strategy has four objectives:

- Maintain our environmental licence to operate
- Effect continuous improvement
- Drive leading performance in all aspects of environmental management
- Promote environmental consciousness throughout the Group and our communities through awareness, stewardship and communication

Environmental specific strategies and plans:

- Climate change response plan
- Energy and decarbonisation strategy
- Water conservation and water demand management strategy
- Water health and biodiversity management strategy
- Waste management strategy
- Land and heritage management strategy
- Air quality management plan
- Socioeconomic closure strategy

ASSURANCE AND REVIEWS

- Sibanye-Stillwater's environmental compliance to legal authorisations/ permits/licences and obligations is verified by an external service provider
- Regulatory inspections and external audits on licences and authorisations (environmental management plans, environmental authorisations, water use licences, waste licences, atmospheric emissions licences etc.) are performed by the Department of Mineral Resources and Energy (DMRE), Department of Forestry, Fisheries and the Environment (DFFE), and DWS.
- Progress against performance indicators and ICMM requirements are audited through an external assurance process (see *page 274*)
- ISO audits to maintain ISO 14001 certification

Some of the key supporting policies and policy statements (SA and US)

Policy statements:

Integrated ESG Policy, Tailings Stewardship Policy

Position statements:

Climate change, Waste management, Energy and decarbonisation, Water health, Biodiversity, Water Conservation and Water Demand Management, Air quality, Waste, Land, Heritage and Socioeconomic closure

Procedures and protocols:

We have a number of Group and operational-specific procedures that give effect to, and support our ESG Policy, ISO 14001: 2015 environmental management standard and Position Statements, respectively. These include but are not limited to the Biological Disclosure Procedure, Air quality management, monitoring and reporting procedure, Water quality non-conformance procedure, Waste management procedure, Demolition, Rehabilitation and Closure Procedure, and various specific Standard Operating Procedures for e.g. Hydrocarbon Management procedure.

IR - 181

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

ENVIRONMENTAL COMPLIANCE

ISO 14001:2015 — ENVIRONMENTAL MANAGEMENT SYSTEM (EMS) STANDARD

In 2021 we achieved certification to ISO 14001:2015 (Environmental management standard) for all our SA and US operations, excluding care and maintenance areas and operations still in project phase. ISO 14001:2015 is implemented at operational level, with EVPs accountable at each operation.

In addition to other key principles "Training, Awareness and Competence" form an integral part of the environmental management standard. The SA gold operations, as part of the ISO 14001:2015 implementation, engaged with around 90% of employees through some form of environmental training and awareness. This includes but is not limited to general environmental induction training, specific ISO 14001: 2015 awareness training for top, senior and middle management as well as specific ISO 14001: 2015 auditor training for members of the SA gold environmental compliance team. Similar training and awareness interventions had to be demonstrated at the SA PGM and US PGM operations, as part of their journey towards ISO 14001: 2015 certification by 2021. At our Marikana operations, 20,000 employees received environmental training through the employee induction programme.

In the US, hourly employees receive environmental awareness training during MSHA-required annual refresher training at the mine sites. Similar training is provided at the Metallurgical Complex.

EMERGENCY PREPAREDNESS MANAGEMENT

Environmental emergency preparedness is managed on site according to the ISO14001: 2015 procedure. Emergency mock drills are undertaken as per the emergency drill schedule. These drills include scenarios related to significant environmental risks where practically possible to test, including hydrocarbon spills, etc.

CYANIDE

In 2021 our SA gold operations performed external audits to became a signatory to the International Cyanide Management Code. In April 2022 we will commence with certification audits of Driefontein and Kloof. In 2021 we started the environmental monitoring portion of the code and met its environmental compliance limits.

CLIMATE CHANGE AND CARBON MANAGEMENT

Our climate change and energy and decarbonisation position statements are aligned to the climate change commitments of the ICMM, to SDGs 7 and 13, and to the UNFCCC (United Nations Framework Convention on Climate Change) Paris Agreement. Sibanye-Stillwater was one of 28 international mining and metals companies that committed to the new ICMM climate change position, announced ahead of COP26, which includes a commitment to net zero by 2050.

We support the global response to climate change in two primary ways: reducing our own carbon footprint and by delivering commodities needed for mitigating carbon emissions.

As part of our climate change response programme, we have set the following strategic objectives:

- Implement the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD), including aligning our governance, strategy, risk management, metrics and targets and disclosures
- Understand and proactively address the risks and opportunities presented by climate change
- Execute our energy and decarbonisation strategy to achieve carbon neutrality by 2040[1]
- Track our GHG emissions against targets approved by the Science-Based Targets Initiative (SBTi)
- Build operational resilience to the effects of climate change and support our stakeholders affected by climate change, including host communities

1. Scope 1 and 2 emissions based on current assets and LOM. Baselines will be adjusted for any material acquisitions and divestment. Carbon offsets may be used to offset hard-to-abate emissions

CDP climate change disclosure

The Group received an average 'B' rating for carbon disclosure from the CDP, ranking us in the top 28%. There were no 'A' list ratings awarded this year in the Metallic mineral mining activity group.

The Group received 'A' ratings for the underlying subcategories of targets, Scope 3 emissions and governance.

See Sibanye-Stillwater's 2021 Water and Climate Change CDP disclosure submission at *www.sibanyestillwater.com/sustainability/environment* and more information on the CDP itself is available at *www.cdp.net/en*

Climate change risk management

Climate and other environment-related risks are identified through our various risk management processes and are reported in the CDP.

A climate-related occurrence that has an impact of R500 million or more on the company's income statement or balance sheet is considered to be substantive. However, we consider climate change risks as having potential strategic impacts, for example related to market risks, and hence they are considered to be substantive. In terms of physical risks to the business, a TCFD scenario analysis conducted in 2019, revealed that the greatest risks are changes in precipitation levels and droughts. The Group's operations are also impacted by transitional risks, primarily through regulations such as the South African Carbon Tax Act 15 of 2019. (Further discussion on *page 42*). These risks, and their potential financial impact, are discussed in our 2021 climate change and water CDP submissions.

Implementing the TCFD recommendations

The Group perspective on climate risks and opportunities is informed by the Task Force on Climate-Related Disclosures (TCFD)'s assessment in 2019, and the independent TCFD recommended disclosure-alignment review undertaken in 2021.

In 2021 we contracted PwC to facilitate an 'as is analysis' to assess our readiness for full adoption of the TCFD recommendations within a year. Their document, 'Sibanye-Stillwater TCFD diagnostic report', was presented to the Board and will be used as a roadmap to meet outstanding TCFD recommended disclosure. Noting that we already align with most of the TCFD recommendations. Also see our supplementary report *Climate change related disclosure: TCFD, www.sibanyestillwater.comnewsinvestors/reports/annual*.

IR - 182

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

As part of this roadmap, we plan to conduct an updated TCFD scenario analysis in 2022, using the latest Intergovernmental Panel on Climate Change (IPCC) scenarios.

Measuring carbon emissions

For determining carbon emissions, we follow the GHG protocol, developed by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD). The GHG Protocol is the world's most widely used GHG accounting standard. As per the GHG protocol, we use the market-based method for Scope 2 (emissions from purchased electricity). Our Scope 1 and 2 emissions are assured by PwC (*see page 274 for the statement of assurance*).

We track carbon emissions and decarbonisation performance monthly against our targets (at both Group and operational level).. An online carbon inventory platform (planned for 2022) will improve data integrity.

In 2021, 77% of the Group's emissions stemmed from electricity consumption (Scope 2), almost exclusively (97%) attributable to South Africa's power utility, Eskom, which derives the vast majority of its electricity from coal. In South Africa we are beholden to Eskom, which has a legislated monopoly on power generation. However, new electricity regulation in 2021 has allowed us to progress our renewable energy projects more expeditiously. Our South African operations are extensively electrified (with electricity accounting for 90% of operational emissions), which means our investment in renewables will yield rapid decarbonisation results.

Direct emissions (Scope 1) made up 6% of overall emissions, while indirect emissions related to our value chain (Scope 3) contributed the balance of 17%. In 2021, our Scope 1 emissions (including fugitive mine methane) decreased by 2.7%, largely attributable to a decrease in fugitive mine methane which decreased by 7% year-on-year. This was partially offset by a net increase in the quantity of diesel consumed across the SA gold and SA PGM operations (14% and 25% respectively) due to production increases.

Overall, there was an increase in both Scope 2 market-based emissions (10.1%) and Scope 3 emissions (21.0%).

Total CO_2e emissions: Scope 1, 2 and 3 (000t CO_2e)

	2021				2020[6]				2019			
	[5]Group	US operations	SA operations		[5]Group	US operations	SA operations		[5]Group	US operations	SA operations	
	Total	PGMs	PGMs	Gold	Total	PGMs	PGMs	Gold	Total	PGMs	PGMs	Gold
Scope 1 (excluding fugitive mine methane)[1]	225	56	110	59	217	56	93	68	322	54	164	104
Scope 1 (fugitive mine methane)[1]	278	0	0	278	300	0	0	300	366	NA	0	366
Scope 2 location-based[2]	6,799	203	2,913	3,683	6,178	203	2,508	3,467	6,719	191	2,984	3,544
Scope 2 market-based[2]	6,806	210	2,913	3,683	6,170	195	2,508	3,467	6,725	197	2,984	3,544
Scope 3[3]	1,506	123	823	560	1,245	124	692	429	1,597	211	953	433
CO_2e intensity (per tonne milled) for Scope 1 and 2[4]	0.16	0.17	0.10	0.27	0.17	0.17	0.10	0.29	0.16	0.18	0.10	0.27

1. *Scope 1 emissions include fugitive mine methane separately. We are reporting our fugitive mine methane emissions in the Free State province of South Africa in line with the transparency principle of the ISO 14064 GHG quantification standard. Scope 1,2 and Scope 3 emissions include the emissions from the Marikana operations for the full 2019, 2020 and 2021 calendar years following the operation's integration in June 2019.*
2. *The increase in total Group Scope 2 emissions is attributable to the increased use of electricity, as well as the impact of the 3.8% increase in the Eskom grid emission factor (GEF) use for the SA operations over the 2021 reporting period.*

   The market-based method reflects scope 2 emissions that a company is responsible for from the electricity purchased, which may be different from the electricity generated locally. This method derives emission factors from contractual instruments. The location-based method, on the other hand, reflects the average emissions intensity of the grid, based on the company's location. This method allows companies to calculate emissions that are physically being emitted into the atmosphere, based on average energy generation emission factors for defined locations, which may include local and national boundaries.

   Sibanye-Stillwater uses both the location-based and market-based methods to calculate scope 2 GHG emissions as they provide crucial information about our scope 2 emissions, emission reduction strategies, and provide better understanding of the risks and opportunities related to our electricity consumption.
3. *Scope 3 emissions increased in 2021 as compared to 2020 due to the overall increase in energy consumption (fuel and electricity), and other goods and services necessary to support increased production. Specific categories which may be attributed to increased Scope 3 emissions include purchased goods and services, upstream transportation, waste generated in operations and the processing of sold products.*
4. *The ore at the US PGM operations is of a higher grade, contributing to a higher intensity rate for milling*
5. *Group total is inclusive of corporate-related emissions*
6. *The 2020 SA gold scope 1 emissions have been revised to reflect changes in the calculation methodology used to measure GHG emissions linked with fugitive mine methane. Scope 1 emissions were reduced as a result of this adjustment. Due to the examination of activity data for 2020, the US PGM scope 1 emissions were updated to account for diesel adjustments. SA PGM 2020 scope 1 and scope 2 emissions have also been updated to account for coal, HFO and electricity adjustments. As a result, GHG emission intensities have been adjusted to reflect the changes in scope 1 and 2 emissions mentioned above. For 2020, scope 3 emissions have been updated to reflect the value chain emissions associated with our reviewed scope 1 and 2 emissions. Changes are in the fuel and energy related activities and upstream transportation categories.*

IR - 183

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

Science-Based Target Initiative (SBTi)

The Science Based Targets initiative (SBTi) drives ambitious climate action in the private sector by enabling organisations to set science-based emissions reduction targets. The SBTi is a partnership between CDP, the United Nations Global Compact, World Resources Institute (WRI) and the World Wide Fund for Nature (WWF). Sibanye-Stillwater's carbon emissions reduction SBTi target is 27.3% by 2025 (2010 baseline). In 2019 the SBTi approved our emissions reduction target. The table below indicates progress made in 2021 towards achieving this target. It is important to note that the approved SBTi 2025 target is for our "Scope 1 and 2 market-based" emissions only.

Progress to achieve the SBTi

Scope	2021 emissions	2025 target
Scope 1	503,296	N/A
Scope 2 location-based	6,798,529	N/A
Scope 2 market-based	6,805,920	N/A
Scope 1 and 2 location-based	7,301,826	N/A
Scope 1 and 2 market-based (excluding Marikana)[1]	6,527,998[2]	5,676,919

[1] *The only emissions scope with an approved SBTi target (scope1 and 2). We actively track 12 of the GHG Protocol's 15 scope 3 emission categories, which will allow us to to set a realistic scope 3 science-based target in the near future*

[2] *Marikana operations excluded from the SBTi target, hence not included in this figure*

During 2021, our Group Scope 1 and 2 carbon emissions, excluding the Marikana operations, increased by 11% compared to 2020. Progress towards the SBTi target for 2025 (Group Scope 1 and 2 emissions reduction) is at 85% achievement.

In 2022, we plan to update our SBTi target, to include the Marikana operations and to stipulate internal milestones, for our full suite of assets and projects. Sibanye-Stillwater aims to set a group Scope 3 baseline and target in 2022.

In parallel, we continue to progress toward carbon neutrality by 2040. We further subscribe to the ICMM climate change position statement announced in 2021, which includes, inter alia, a commitment to net zero emissions by 2050.

SA operations

Year-on-year, Scope 1 emissions (including fugitive mine methane) at our SA operations (SA Gold and SA PGM) decreased by 3%. This can be attributed to low methane concentrations in the fugitive gas encountered at the Beatrix gold mine. This resulted in an 8% reduction for Scope 1 emissions across the SA gold operations, despite a 14% increase in diesel consumption. The SA PGM operations recorded an 18% increase in Scope 1 emissions, mainly as a result of increased year-on-year production and commensurate diesel consumption. Overall Scope 1 and 2 emissions for our SA operations increased by 9% year-on-year; a result of recovering production rates post-COVID-19 restrictions.

South African carbon tax – a transitional risk

South Africa's Carbon Tax Act of 2019 levies a tax on GHG emissions.

In line with the Act, we completed SARS registration of all relevant SA operations (including carbon-emitting facilities) as carbon tax paying entities; and were issued carbon tax registration certificates in 2021. The carbon tax paid for the 2019 and 2020 carbon tax years was R1.6 million and R1.9 million, respectively. The carbon tax liability for 2021 is payable in June 2022, and is currently being calculated and verified.

The effective carbon tax rate at the time of the promulgation of the Act (May 2019) was R120 per tonne of CO_2e, raised to R134 per tonne for the 2021 tax year.

The Minister of Finance announced in his 2022 budget speech that the carbon tax rate will increase to R144 per tonne as of January 2022. He further announced that the first phase of the carbon tax, with substantial allowances and electricity price neutrality, will be extended to 31 December 2025. In line with the South African government's commitments at COP26, the Minister of Finance also indicated that the carbon tax rate will be progressively increased every year to reach US$20 per tonne, and from the second phase (2026) the rate will increase to reach at least US$30 by 2030, with the allowances falling away.

This suggests that our carbon tax liability will increase significantly from 2026 onwards. Sibanye-Stillwater has incorporated its own projections for future carbon tax liabilities, based on projected LOM production data, GHG emission forecasts and other indicators. In parallel, Sibanye-Stillwater participates in the Minerals Council of South Africa's discussions and other engagements with the National Treasury, with the objective to better understand the Phase 2 implementation of the Carbon Tax Act.

US PGM operations

Year-on-year annual Scope 1 and 2 emissions increased by 0.04% at our US PGM operations. Scope 3 emissions reduced by 0.8%. The flat performance can be attributed to stable year-on-year production rates, coupled with a minor shift in energy consumption.

IR - 184

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

GROUP ENERGY AND DECARBONISATION STRATEGY

Our Energy and decarbonisation strategy was refined in 2021 to support delivery on our goal for carbon neutrality by 2040. The strategy will help us meet SDGs 7, 9 and 13 through:

- Reduced absolute GHG emissions
- Security of energy supply
- Enhanced sustainability through reduced energy and carbon costs
- Accelerated decarbonisation and a just energy transition through co-development of the SA electricity supply industry

Our GHG emissions forecast is depicted in the graph below. In terms of business as usual, we expect a short-term increase in emissions followed by a decline from 2025.

Our decarbonisation pathway will be achieved through demand-side energy management, strategic energy sourcing and technology opportunities. This pathway will inform our long-term incentives. Recognising that there will be remnant hard-to-abate emission towards the end of our carbon neutrality journey, we have a carbon offset strategy to neutralise these emissions. Combined, these elements present a pathway to carbon-neutrality, represented annually as carbon budgets.

The profile is based on 2022 Life of Mine (LOM) profiles and planned interventions and is subject to several internal and external assumptions and thus may change. The profile will be updated for material acquisitions and projects.

Sibanye-Stillwater GHG emissions profile (Scope 1 and 2)

Revised SBTi target
(to be updated in 2022)
Current SBTi target
mTC0₂e
8
6
4
2
0
(2)
2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042
Emissions range
Business as usual
1.5°C science-based pathway
Carbon neutrality pathway
Carbon budget
Offsets

Five levers support the achievement of our decarbonisation pathway:

1. Energy intelligence and active advocacy
2. Demand-side energy management
3. Strategic energy sourcing
4. Technology adoption
5. Scope 3 offsets

Our SA operations continued to receive priority attention, given the fact that they account for 92% of the Group's total energy requirements and produce 89% and 97% of our Scope 1 and 2 emissions respectively.

IR - 185

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

Energy advocacy

Sibanye-Stillwater advocates for accelerated decarbonisation and a just energy transition through engagements with national and local government regulators and utilities in the jurisdictions where we operate. In South Africa we are part of the Energy Intensive User Group (EIUG) and the Minerals Council South Africa; through these industry bodies we engage with government, the national energy regulator (NERSA) and with Eskom. This engagement has helped bring about positive reforms and regulatory amendments; most notably raising the registration threshold for self-generation facilities from 1MW to 100MW.

1
SCIENCE-BASED DECARBONISATION PATHWAY
• Paris Agreement and GHG pathway required by science
• Science based target initiative targets
• Nationally determined contributions
• 2040 carbon neutrality commitment
2
EXTERNAL INFLUENCES
• Grid emission factors
• Investor and customer requirements
• Industry-body requirements e.g. ICMM
• Government-imposed corporate carbon budgets
• Technology availability
• Carbon market mechanisms
Modifiers
Top-Down
BUDGET-SETTING PROCESS
Bottom-up
GROUP AND SEGMENT CARBON BUDGETS
• Forward-looking annual carbon budgets (in mtCO2e) that balance climate science, stakeholders and operational requirements
• To be run concurrently with operational budgeting and completed in January each year following the finalisation of operational budgets and LOM
• The carbon budget will form the long term incentive plan for each period, adjusted the year ahead based on the influencing factors
3
LIFE OF MINE AND OPERATIONAL BUDGETS
• Production profiles and associated energy requirements
• Forecasted GHG emissions profile
• Required decarbonisation interventions and offsets
• New projects and acquisitions

Demand-side energy management

Our SA operations achieved a reduction of 200.9GWh in 2021 against a production-adjusted energy plan, equating to avoided Scope 2 emissions of 212,954 tCO_2e.

Ongoing demand-side energy management interventions include amongst other things, digital twinning, supervisory control and data acquisition (SCADA) automation, real-time monitoring, dynamic control initiatives, energy waste elimination, and energy awareness initiatives. Demand-side energy management interventions, together with operational emergency protocols, were also used to minimise risk and production losses during Eskom load curtailment in 2021.

We are also minimising GHG emissions associated with our South African datacentres. During 2021 we transitioned the Libanon datacentre to our Central Off-site Data centre as we deliver on the aim to move most of our production systems to Teraco, with only a small footprint at remote sites. The Teraco data centre environment will be further expanded on during 2022 and systems identified at Marikana and RPM will be migrated to Teraco in the next financial year.

SA gold operations

The SA gold operations achieved a 3.7% reduction against a production-adjusted energy plan, equating to 134GWh of electrical energy with a savings of R173 million and 142,093 tCO_2e (Scope 2).

Year-on-year energy intensity decreased by 10.3% to 0.83GJ/tonne milled (2020: 0.93GJ/tonne milled), a reflection of the fact that we increased tonnes milled by 12.8%, while limiting the associated energy increase to 1.2%. Total energy consumption for 2021 was 12.6 petajoules, primarily in the form of electricity from Eskom (98.9%).

SA PGM operations

Year-on-year electricity consumption increased 14%, caused by a return to normal production levels post the 2020 COVID-19 interruptions. However, electricity consumption was 133.1GWh below plan. A reduction of 66.9GWh (2.3%) was achieved through demand-side energy management interventions; generating a cost savings of R83.8 million and reducing Scope 2 emissions by 70,861tCO_2e.

Year-on-year energy intensity decreased by 0.9% to 0.37GJ/tonne milled (2020: 0.37GJ/tonne milled). This reflects the fact that we increased tonnes milled by 16.7% and increased associated energy consumption by 15.6%. Total SA PGM energy consumption for 2021 was 11.1 petajoules, primarily in the form of electricity (89.1%).

US PGM operations

Energy demand at our US PGM operations decreased year-on-year by 0.6% to 2.1 petajoules, despite a 3.1% increase in tonnes milled. Energy consumption was primarily in the form of grid-supplied electricity (64%) and diesel (18%). Year-on-year energy intensity decreased by 3.6% to 1.35GJ/tonnes milled (2020: 1.40GJ/tonnes milled). For our US PGM operations, energy intensity per tonne milled is generally higher relative to peers, due to the superior grade of the ore and lower tonnes processed. Our US PGM operations however have the lowest carbon-intensity per ounce in the market.

Our SA PGM and gold operations have completed five-year demand-side energy management plans, with the US plan due for completion in H2 2022.

IR - 186

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

Total energy consumption by operation (PJ)

2.08
12.66
11.11
SA Gold
SA PGM
US PGM

Total energy consumption by source (PJ)

0.02, 0.1%
0.84, 3.2%
1.26, 4.9%
1.03, 4.0%
2.28, 8.8%
20.43, 79.0%
Grid-supplied electricity (Non-renewable)
Grid-supplied electricity (Renewable)
Grid-supplied electricity (Nuclear)
Diesel
Biodiesel
Other

Strategic Energy Sourcing

Renewable generation and strategic energy sourcing roadmap

In 2021, we progressed our strategic energy sourcing roadmap and the associated portfolio of renewable energy projects.

On the back of extended life of mines, raised licence threshold (100MW) and the anticipated ability to trade electricity, our portfolio of renewable energy projects in South Africa has grown to 557MW, including:

50MW SA old solar project

- Local project developer appointed on a 20-year Power Purchase Agreement (PPA) basis
- Site secured and final permits being obtained
- Construction to begin H2 2022. Target commercial operational date (COD): Late 2023

175MW SA PGM solar projects

- Site permitting underway across three suitable sites adjacent to our operations
- Project developer(s) to be appointed through a request for proposal (RFP) process in H2 2022
- Target COD: Early 2025

332MW SA wind energy

- Three 'shovel-ready' projects secured through the appointment of local project developers on a 15-year PPA basis
- Financial close targeted for H2 2022, with construction starting thereafter
- Target COD: Late 2024

Once they are all operational (by 2025), these projects will reduce our Scope 2 emissions by 25% and surpass our commitment for 20% renewable energy penetration by 2030.

Total capital cost of our renewable projects is estimated at c. R10.9 billion, to be funded through off-balance sheet power purchase agreement (PPA) financing on a 15-to-20-year timeline. Savings are estimated at 30% to 50% discount on solar and 20% to 30% discount on wind from day one, escalating at CPI (against grid tariffs). The projects will also offset carbon tax liabilities. Further, these renewable projects allow us to partially de-risk our reliance on Eskom.

The projects include a socioeconomic benefit, through our 'Infrastructure for Impact' programme. The projects will create jobs for host communities and offer post-closure electricity supply to communities.

US PGM renewable energy

Our US PGM operations can choose their electricity supplier (at both the Stillwater Mine and the Metallurgical Complex). This choice is the result of a nuance in Montana law; a remnant of Montana's deregulation era in the early 2000s. The US PGM operations initiated a RFP for electricity supply in Q4 2021, with the intent to procure lower-carbon electricity. The RFP requested responses based on both price and emissions. Bid responses are expected in Q1 2022, with the awarding of the contract for Q2 2022.

The US PGM operations are also exploring additional self-generation of renewable power to add to the existing solar array at the Metallurgical Complex; and are also exploring supply opportunities within the rural electric cooperative framework.

Currently, 30% of East Boulder's diesel requirements are met with biodiesel, which is 38.5% less carbon intensive than regular diesel. In 2021, this resulted in a Scope 1 reduction of 739tCO_2e.

Beatrix methane power and boilers projects

The Beatrix methane project involves using fugitive mine methane to generate electricity. This project not only destroys the methane (a problematic GHG gas), but reduces our electricity demand.

The project is a UN Clean Development Mechanism project and over its decade of operation generated around 90,000 carbon credits (a further 200,000 are being verified). In 2021, 2,253MWh of electricity was generated by the methane-fuelled generators, which together with methane flaring resulted in GHG emissions reduction of 10,525tCO_2e for the Beatrix operation.

We are currently investigating alternative operational uses for the methane, following the removal of the generators in November 2021 at the end of their contract. In the interim, we continue to destroy the methane through flaring.

IR - 187

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

Technology adoption

We are analysing power storage technologies for renewable energy. We completed a pre-feasibility study for underground pumped hydro and in collaboration with leading OEMs we performed case studies for lithium-ion and vanadium-redox flow battery energy storage systems. Concurrently, we are trialling the use of battery-electric vehicles to replace diesel trackless mobile machinery at our SA PGM and US PGM operations. Further, green hydrogen technologies are being investigated for operational deployment; a most relevant initiative given the link between PGMs and green hydrogen.

Scope 3 and carbon offsets

In 2022, we plan to set a Scope 3 baseline, interventions and reduction target. This will help us meet the ICMM Scope 3 target setting deadline for 2023.

Our Scope 3 emissions contribute 18% to our total emissions and primarily stem from the transmission and distribution of our grid-supplied electricity, third party processing and our investments. Our renewable projects will decrease emissions associated with transmission and distribution. We have already begun engaging our third party processors of our materials on their emissions; in some instances we have offered help in formulating their decarbonisation strategies. Similarly, we have engaged our investment companies and have provided guidance and support in the execution of their renewable energy strategies. DRDGOLD has recently announced plans to deploy solar and battery energy storage systems at their Ergo plant. We communicated (through our Responsible sourcing supplier survey) with some 1,000 suppliers about their emissions.

A draft carbon offset strategy was completed in 2021. The strategy identified initiatives for offsets, including agri-industrial and forestry programmes, as well as carbon market opportunities. The projects will be implemented from 2022. Offsets will be used as a last resort to neutralise remnant, hard-to-abate emissions and achieve full carbon neutrality. We envision these offsets would be less than 2% of current Scope 1 and 2 emissions. We however intend to reduce our absolute emissions in line with the requirements of the Paris Agreement and the latest climate science.

Electricity consumption (TWh)

	2021	2020	2019
SA operations	6.22	5.81	5.63
Gold	[1]3.47	[1]3.39	[1]3.41
Beatrix	0.53	0.5	0.49
Cooke	0.36	0.37	0.39
Driefontein	1.18	1.16	1.14
Kloof	1.39	1.36	1.37
SA PGMs	2.75	###2.42	[3]2.22
Kroondal	0.37	0.26	0.3
Rustenburg	1.04	0.98	1.06
Marikana[3]	1.28	1.18	0.85
US operations	0.37	0.37	0.35
Stillwater[2]	0.28	0.28	0.26
East Boulder	0.09	0.09	0.08
Group	6.59	6.19	5.98

[1] *Includes Burnstone's consumption of 0.01TWh*

[2] *Includes the Columbus Metallurgical Complex. With the build-up in production at Stillwater East mine, the increase year-on-year (only stabilising after 2024) is expected*

[3] *Marikana operation only acquired from June 2019. In 2020 Marikana operation included, with the operational electricity usage of the PMR and Limpopo*

Energy intensity (GJ/tonne milled)[3]

	2021	2020	2019
SA operations	0.52	0.56	0.53
Gold	0.83	0.93	0.85
Beatrix	0.8	1.03	0.88
Cooke	0.22	0.23	0.33
Driefontein	1.53	2.32	4.6
Kloof	1.29	1.31	0.68
SA PGMs[2]	0.37	0.37	0.34
Kroondal	0.23	0.2	0.17
Rustenburg	0.33	0.36	0.36
Marikana	0.49	0.49	0.51
US operations[4]	1.35	1.4	1.41
Stillwater[1]	1.51	1.41	1.94
East Boulder	0.61	0.72	0.7
Group	0.56	0.6	0.56

[1] *Includes the Columbus Metallurgical Complex*

[2] *Includes Marikana operations from 1 June to 31 December 2019*

[3] *The energy intensity factor takes into consideration purchased electricity and direct fuels used, which includes petrol, diesel, aviation fuel, liquid petroleum gas, acetylene, coal, paraffin, propane, natural gas, heavy fuel oil and methane*

[4] *The ore at the US PGM operations is of a higher grade, contributing to a higher energy intensity rate*

IR - 188

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

AIR QUALITY

In terms of air quality, different jurisdictions have different legislative conditions. Over and above complying to these, we have our own strategic objectives, as stipulated in our Air quality position statement, whose objectives are:

1: Demonstrate thought leadership in air emissions and quality management practices

2: Drive business sustainability through continuous improvement and effective governance in air quality management

3: Use technology (and other enabling factors) for emissions reduction and a cleaner environment

4: Manage and reduce risks through adequate air emission monitoring and measurement strategies

5: Maintain a license to operate through proactive stakeholder engagement

These strategic objectives are supported by strategic initiatives and detailed action plans.

SA operations

All SA operations use a standardised procedure for managing air quality and dust.

External audits are conducted annually against our Atmospheric Emission Licence (AEL). All operations with AELs submit annual reports for licensed activities to South Africa's National Atmospheric Emission Inventory System. Our aim is for 80% compliance with the audits and 5% operational improvement year-on-year. For the 2021 reporting period, the SA gold operations achieved AEL compliance of 95%, an overall improvement in performance compared to 2020 (91%). For 2021, we achieved 100% AEL compliance at the SA PGM operations (the smelter, assay laboratory, base metal refinery (BMR) and precious metals refinery (PMR)).

In 2015, we adopted an emissions reduction plan for the smelter to reduce particulate matter (PM) and SO_2 emissions and achieve compliance to the April 2020 minimum emissions standards. Our SA PGM operations comply with the national Minimum Emissions Standards (MES). For our smelter operations, we aim to improve SO_2 capturing and cleaning efficiency from 80% to 90% by 2027 and to 99% by 2030, while maintaining full compliance with our AEL. The PMR has commenced with the implementation of the PMR Emission reduction plan, by which we aim to surpass the standards of compliance.

This includes the installation of cloud chamber and ignition scrubbers currently underway. In 2021, the Gauteng Department of Agriculture and Rural Development (GDARD) recognised the PMR as one of the operations within the Highveld Priority Area that showed a significant reduction in emissions.

The SA PGM smelter has a range of installed technologies to assist with emissions management and abatement, including electrostatic precipitators, variable throat scrubbers and sulphur fixation plants.

Stakeholder engagement

Sibanye-Stillwater participates in local air quality management forums. These include, among others, air quality forums in the Highveld Priority Area and the Waterberg-Bojanala Priority Area. We also engage with communities to identify and resolve air quality concerns. We share air quality data at these forums.

Nitrogen oxide and sulphur dioxide emissions (tonnes and intensity per tonne milled/treated)

	2021 Emissions (in gram per tonne milled/ treated)	2021 Emissions in tonnes	2020 Emissions (in gram per tonne milled/ treated)[5]	2020 Emissions in tonnes	2019 Emissions (in gram per tonne milled/ treated)	2019 Emissions in tonnes[1]
Nitrogen oxides (NOx)						
SA operations[2]	30.9	1,388	30.5	1,186	35.6	1,472
SA PGM operations[1]	40.2	1,198	38.0	970	45	1,184
SA gold operations	12.5	190	16.1	216	19.1	288
US PGM operations[4]	8.6	13	9.6	14	156.6	221
Group	30.2	1,401	29.7	1,202	39.6	1,693
Sulphur dioxides[3] (SO_2)						
SA operation	38.8	1,743	59.3	2,310	45.7	1,889
SA PGM operations	58.5	1,743	90.5	2,310	71.8	1,889
SA gold operations	n/a	n/a	n/a	n/a	n/a	n/a
US PGM operations	2.5	3.83	2.8	4	2.8	4
Group	37.6	1,746.83	57.2	2,314.14	44.2	1,893

[1] *Marikana operations (SA PGM operations) included from June to 31 December 2019*

[2] *Nitrogen oxide emissions for SA are derived by the multiplication of fuels (diesel, petrol, liquid petroleum gas, coal, helicopter fuel and paraffin) by the corresponding emission factors*

[3] *Sulphur dioxide emissions are from the Marikana PGM smelters and quantified through a combination of stack measurements and mass balance. The US PGM operations also include SO_2 emissions from the Columbus Metallurgical Complex*

[4] *The ore at the US PGM operations is of a higher grade, contributing to a higher intensity rate using tonnes milled versus ounces output*

[5] *Our 2020 NOx emissions and intensities have been updated from previous disclosure (IAR 2020) due to changes in energy and fuel consumption, mainly diesel and coal. Our SO_2 emissions intensity were updated due to revised calculation protocols*

We monitor VOCs on a six monthly basis at Driefontein and Kloof as part of an environmental authorisation.

Year-on-year, there was an increase of 16.6% in NOx emissions at Group level, while there was a decrease of 25% in SO_2 emissions. In terms of NOx, the SA operations have shown a year-on-year increase of 17.0%, attributable to increased fuel consumption in

IR - 189

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

relation to the 2021 production increase. This was partially offset through a reduction of coal usage by 26.4% achieved through the replacement of the Beatrix coal boiler with an electro-boiler. The US operations also showed a decrease of 7.1% in NOx emissions during 2021.

In terms of SO_2 emissions, the 25% reduction in Group SO_2 emissions can mainly be attributed to the 25% decrease in SO_2 emissions at our SA PGM operations, compared to 2020. This was achieved through a combination of multiple measures such as continuous improvement projects, utilising plant down-times for opportunistic plant maintenance and a dedicated resource overseeing the circuit.

US Operations

During the year under review our US PGM operations were responsible for releasing approximately 3.83 tonnes of SO_2; only 4.8% of our permitted limit. This represents a decrease of 3% in SO_2 emissions, notwithstanding an increase in production. Monthly discharge rates have been routinely less than 5% of annual permitted levels. The scrubber system at the MET Complex continues to be effective in capturing and treating more than 99% of the SO_2 produced.

Dust

During 2021, our dust fallout levels were maintained at a compliance level of 97% at the gold operations and at a 95% compliance level for the SA PGM operations. Compliance levels are measured by dust buckets, monitored according to ASTM (American Society for Testing and Materials) standards and in compliance with South African legislation, as per National Dust Control Regulations. Exceedances are investigated and reported to authorities.

In addition to a Group-wide dust fallout monitoring network, dust control and mitigation measures include canon-spraying, ridge ploughing on TSFs, application of chemical dust suppressants, use of netting and planting of indigenous tamarisk trees. Dust is a more significant issue at our SA PGM operations, which are in dry parts of South Africa. We have developed a five-year dust management plan for the Rustenburg and Kroondal sites. The installation of netting barriers on the side slopes, the application of chemical dust suppressants on the crest sections of the TSFs, and the propagation of tamarisk to act as wind barriers were all part of Phase 1 of this plan, which began in October 2020. The above measures are ongoing portions of the project that will continue into the fiscal years 2022-2023. Phase 2 of implementation is expected to begin in early 2022 and will include the propagation of a mix of grass species for establishment, as well as the improvement of dust mitigation measures on unpaved roads, which have been identified as an additional source of dust. See *page 151*: *Health, well-being and occupational hygiene* for additional information on dust as an occupational health concern.

Dust monitoring close to the SA gold operations

IR - 190

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

WATER USE MANAGEMENT

Our operations are dependent on water for drilling and blasting, milling and processing, cooling of equipment, and for hydraulic tailings re-mining. Our employees and surrounding communities also depend on our water. Water management is part of our Group's environmental planning processes, from early stage feasibility to post-mining and closure.

Sibanye-Stillwater is committed to water conservation and water demand management (WCWDM) best practice.

Our aim for 2022 is to reduce dependence on the Vaal River System by 15% (2020 baseline). Further to this we have targets to reduce the reliance of operations on external potable water infrastructure: a reduction to 10% reliance for water-rich jurisdictions and 40% reliance for water-poor jurisdictions by 2030.

Water risk management

We face distinctly different water challenges for our SA gold, SA PGM and US PGM operations. As in other parts of the business, we benchmark our water standards against global third-party evaluators.

Our SA PGM operations are situated in water-stressed areas in South Africa's North West province. Here we rely on third party utilities for some 61% of water needs, the majority of which is sourced from the Vaal River System. The Vaal River System is the primary water source for some of South Africa's largest economic hubs. It is under increasing pressure as a result of increasing demand and severe delays in augmentation projects. Notably, the Lesotho Highlands Water Scheme Phase II is planned to be operational by 2027, seven years later than originally planned.

By contrast, our SA gold operations in the West Rand are overlain by dolomitic aquifers and are largely water-positive. It is necessary to pump large volumes of ingress water from these deep workings, but this is an energy-intensive and expensive process, particularly for mines with small profit margins. Ingress water at our SA gold operations is more than double the water requirements for these operations. A large portion of excess water is treated and discharged complicating peer water use intensity benchmark comparisons given that water intensity is calculated as: (Total Water withdrawn)/(gold ounces).

Our US PGM operations are largely water independent and water positive. The greatest risk to water quality in the US is nitrogen in our mine water (from explosive residue), which we treat with a natural biological process (nitrification + denitrification), removing over 90% of the nitrates. Our treated water (now of drinkable quality) is discharged back into the environment with nitrogen content that is 30% less than the regulatory limit. Some of this water is used for agriculture.

Our strategic mitigation

Our strategic objectives are to:

- Demonstrate thought leadership in WCWDM practices
- Drive business sustainability through ensuring water security and, where applicable, water independence
- Minimise our impact on water resources
- Drive business sustainability through continuous improvement, effective governance and meaningful stakeholder engagement in the area of WCWDM.
- Support sustainable mine closure through responsible and sustainable water management practices, pre- and post-closure
- Promote water stewardship (including water system quality, ecosystem functionality and flow management) to enhance benefits for downstream water users

Our management aims for 2021 were:

- 80% compliance for all water use licences, with 5% operational improvement year-on-year
- Maintain discharge compliance above 90%
- Improve our water use intensity
- Reduce water risks, lower costs and enhance water security and water quality

In addition to the aims outlined above we have:

- launched detailed stormwater management evaluations for all SA operations in an effort to eliminate unplanned discharges by 2025
- completed predictive water balance models for medium-term water management planning

Stakeholder engagement

We participate in various external stakeholder forums including:

- Water catchment management forums hosted by the Department of Water and Sanitation
- Water forums hosted by the Rand Water Board
- Water working groups hosted by the ICMM, with links to the ICMM biodiversity working group

At our US PGM operations, the GNA has an adaptive management plan (AMP). The AMP is an independent water monitoring plan. The AMP triggers appropriate responses to water quality. Monthly AMP monitoring reports are generated by GNA technical consultants, keeping GNA stakeholders informed about water quality issues.

See supplementary information *social and labour plans: summary of projects in SA*, *www.sibanyestillwater.com/newsinvestors/reports/annual*.

SA operations

In 2021, 44% of total water usage at our SA operations was sourced from municipal and water boards (e.g. Rand Water Board and Sedibeng Water Board). This includes grey water recycled from Rustenburg Waste Water Treatment Works, which comprises 5% of total usage at our SA operations.

In 2021, the SA operations spent R281 million (2020: R289 million) buying potable water.

SA gold operations

In 2021, our SA gold operations used 23,562.67Ml, 61% for industrial purposes and 39% for domestic purposes.

We have various projects to leverage our excess ground water and reduce dependence on external suppliers. In 2021 we commissioned a 4 megalitre per day (Ml/day) water treatment facility (costing around R18 million) at our Kloof operations. The plant reduces Kloof's reliance on external water suppliers by around 25%, with a further ramp-up planned for 2022. A second phase to the project will see Kloof become completely independent of external suppliers.

Our SA gold operations produce over 25 Ml/day of potable water, resulting in cost savings of some R6 million per month.

Our reliance on purchased potable water at our SA gold operations reduced by 1,279Ml (17%) year-on-year (2021: 6,288Ml; 2020: 7,567Ml) against a targeted reduction of 7.5%.

IR - 191

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

SA PGM operations

In 2021, industrial usage at our SA PGM operations accounted for 79% of total water use (23,888Ml), with the remaining 21% going to domestic purposes. These litres are precious to Rustenburg, given that the Rand Water Board (RWB) struggles to meet the demands of a growing city. We have a number of initiatives to manage the impact of the water restrictions:

- Investigate alternative groundwater sources
- The optimisation of water recovery from tailings storage facilities
- The integration of Marikana with the Kroondal-Rustenburg footprint, an opportunity to balance water requirements across the footprint. Integrating Marikana allows us to transfer water from water-richer areas during the wet season to storage and to drier parts. The Pandora pipeline supplies 6Ml/day of water from Marikana (eastern operations) to our Karee operations.
- Continued desilting of water containment facilities, which during 2021 freed up over 90Ml of additional capacity.

Our reliance on purchased potable water at our SA PGM operations reduced by 345Ml (3%), against a targeted reduction of 3% (2021: 12,027Ml; 2020: 12,372Ml).

Effective governance and continuous improvement: reducing water loss

We continue to use smart monitoring across our SA sites, ensuring accurate water accounting. Since implementing this technology in 2016 we have expanded it to over 400 monitoring sites across our SA operations; this has helped to reduce our reliance on the Vaal River System by 35% compared to 2016.

Potable water purchased (Ml)

	2021	2020	2019
Gold operations			
Beatrix	2,181	2,179	2,331
Cooke	397	1,008	1,546
Driefontein	241	343	452
Kloof	3,469	4,037	4,406
Gold – total	**6,288**	**7,567**	**8,735**
PGM operations			
Kroondal	1,134	1,503	1,853
Rustenburg	3,496	3,591	3,896
Marikana[1]	7,397	7,278	8,111
PGM – total	**12,027**	**12,372**	**13,860**
SA operations	18,315	19,939	22,595
US operations	73.35	140	147
Group total	**18,388**	**20,079**	**22,742**

[1] *Includes Marikana for the full year of 2019 (Marikana was acquired in June 2019)*

Responsible water stewardship

It is standard practice for all our operations to recycle water:

- Underground operations: once suspended solids have been removed, recycled water feeds underground operations
- Water re-cycled from tailings facilities: all our tailings facilities are designed so that water decants and seeps into containment facilities, from where it is recycled for use in processing plants
- Treated sewage effluent: 90% of water at our SA PGM operations is recycled
- Recycled water from the Western basin: we reuse impacted water at our Cooke surface operations

Percentage water recycled 2021

Group	US PGM	SA PGM	SA Gold
65%	91%	57%	70%

IR - 192

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

Group water performance summary

	2021					2020					2019			
	Group	US operations	SA		SA operations	Group	US operations	SA		SA operations	Group	US operations		SA operations
	Total	PGMs	Total	PGMs	Gold	Total	PGMs	Total	PGMs	Gold	Total	PGMs	PGMs[6]	Gold
Total water withdrawn[1] (Ml)	124,628	3,383	121,245	24,185	97,060	125,220	3,458	121,762	23,297	98,465	123,925	3,590	19,486	100,849
Water discharged[2] (Ml)	76,490	2,696	73,795	297	73,498	76,302	3,517	72,785	246	72,539 [4]	75,299	4,029	152	71,118
Water used[3] (ML)	47,649	198	47,451	23,888	23,563	49,346	369	48,977	23,051	25,926	50,014	949	19,334	29,731
Total water purchased[4] (Ml)	20,944	73	20,871	14,583	6,288	22,640	140	22,500	14,934	7,566	21,941	147	13,059	8,735
Water purchased from water services authorities %	44	37	44	61	27	46	38	46	65	29	44	16	68	29
Tonne treated[5] (Mt)	46.49	1.57	44.92	29.77	15.15	41.86	1.75	40.11	25.51	14.6	42.89	1.51	26.3	15.08
Intensity (kL/ tonne treated	1.02	0.13	1.06	0.80	1.56	1.18	0.21	1.22	0.90	1.78	1.17	0.63[6]	0.74	1.97

[1] *Total water withdrawn: water abstracted from ground- and surface-water sources and total purchased*

[2] *Water discharged into environment at licensed discharge points (see incident management on page 198). Water Discharged for 2020 for SA gold operations was restated due to measurement correction and to include DRD DP2 consumption as a discharge. DRD consumption contributed a significant portion of water used, but is not included in tonne treated, causing a skewed water use intensity. This adjustment results in changes in "Water discharged", "Water used"," Purchases from water services authorities %" and "Intensity (kl/tonne treated)"*

[3] *Water used: for SA operations total withdrawn minus water discharged; for US operations water added to concentrator plus potable water purchased*

[4] *Total water purchased: potable water purchased and wastewater purchased at the Rustenburg operation*

[5] *Tonne treated: dry tonnes processed in Sibanye-Stillwater metallurgical plants and concentrators*

[6] *Marikana from June to December 2019 included*

Water use in the context of quality 2021 (by Ml)

		Group			US operations			SA PGM operations			SA gold operations		
Source/ destination		Water with-drawal	Water discharge	Water used	Water with-drawal	Water discharge	Water used	Water with-drawal	Water discharge	Water used	Water with-drawal	Water discharge	Water used
Ground water	Fresh	82,368	2,696	13,102	3,310	2,696	125	1,905		1,905	77,154		11,072
	Other water[2]	21,078		14,717				7,460		7,460	13,618		7,257
	Total	103,446	2,696	27,819	3,310	2,696	125	9,365	—	9,365	90,772	—	18,329
Purchased water	Fresh water	20,944	—	19,593	73		73	[4]14,583		14,286	6,288		5,234
	Other water		—										
	Total	20,944		19,593	73	—	73	14,583	—	14,286	6,288	—	5,234
Surface water	Fresh water	237	67,433	237				237	297	237		67,136	
	Other water		6,362									6,362	
	Total	237	73,795	237	—	—	—	237	297	237	—	73,498	—
Total		124,628	76,490	47,649	3,383	2,696	198	24,185	297	23,888	97,060	73,498	23,563
Tonnes treated (Mt)[3]				46.49			1.57			29.77			15.15
Total fresh water used				32,932			198			16,428			16,306
Fresh water used per (kl)/ton processed				0.71			0.13			0.55			1.08

[1] *Fresh water is water with a general total dissolved solids content of 1,000mg/l or less*

[2] *Other water is water with a general total dissolved solids content of more than 1,000mg/l*

[3] *Tonne treated: dry tonnes processed in Sibanye-Stillwater metallurgical plants and concentrators*

[4] *Includes waste water purchased at the Rustenburg operation*

IR - 193

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

The table below represents the proportionate volumes of water we withdraw, use and discharge according to water stress categories.

2021 Water stress (Ml)

		Group			US operations			SA PGM operations			SA gold operations		
Source/ destination	Water stress area	Water with-drawal	Water discharge	Water used	Water with-drawal	Water discharge	Water used	Water with-drawal	Water discharge	Water used	Water with-drawal	Water discharge	Water used
Ground water	Extremely high	0	0	0									
	High	93,606		21,163				9,366		9,366	84,240		11,797
	Medium to high	3,310	2,696	125	3,310	2,696	125						
	Low to medium												
	Low	6,532		6,532							6,532		6,532
	Total	103,448	2,696	27,820	3,310	2,696	125	9,366	0	9,366	90,772	0	18,329
Purchased water	Extremely high												
	High	18,690		18,393				[1]14,583		14,286	4,107		4,107
	Medium to high	73		73	73		73						
	Low to medium	0	0	0									
	Low	2,181		1,127							2,181		1,127
	Total	20,944	0	19,593	73	0	73	[1]14,583	0	14,286	6,288	0	5,234
Surface water	Extremely high												
	High	237	46,418	236				237	297	236		46,121	
	Medium to high	0	0	0									
	Low to medium	0	26,322	0								26,322	
	Low	0	1,055	0								1,055	
	Total	237	73,795	236	0	0	0	237	297	236	0	73,498	0
Total		124,628	76,490	47,649	3,383	2,696	198	24,185	297	23,888	97,060	73,498	23,563

[1] *Includes waste water purchased at the Rustenburg operation*

Water monitoring close to the US PGM operations

IR - 194

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

Compliance

Our water quality non-conformance procedure applies to all discharges but is mainly relevant to our SA gold operations, given that the SA PGM operations are zero effluent/discharge operations, but for Marikana, which discharges sound quality water against the water use licence limits. Our non-conformance procedure mandates monthly examination of downstream water quality to various limits, keeping official water use licence limits as the minimum standard. Water qualities and other water related matters are presented at Catchment management forums in which local communities are represented.

For the US PGM operations, water quality compliance is measured against the Montana Pollutant Discharge Elimination System (MPDES), whose standards our operations routinely surpass.

A compliance summary of each discharge compared to legal limits in 2021 is provided below:

Operation	Compliance (%) to WUL (water use license) limits		Comment[1]
	2021	2020	
BEATRIX **Treated effluent**	75	80	**Actions:** Detailed action plan to continue to be implemented in 2022 to address non-conformances; this includes maintenance, upgrades and procurement for professional services. **Exceedances:** The aim of seeking an amendment to current licence conditions is to address salt exceedances (magnesium, chloride and calcium). Detailed action plans in 2022 will address E. coli and free Cl fluctuations. **Impacts:** Exceedances do not have a significant impact on the downstream environment. However, as noted in the Biodiversity Fact Sheet, nutrients in the discharge (despite being compliant to licence limits) result in eutrophication of the downstream environment, particularly during low flow conditions. Our action plans will address reduction of nutrients.
BURNSTONE **Groundwater**	91	92	**Actions:** Careful planning of water reticulation and discharge in preparation for mining. Continued pursuance of the amendment and water use licence (WUL) applications to address inappropriate licence limits. **Exceedances:** Fluoride, aluminium and iron **Impacts: Flu**oride remains below toxicity values and presents no risk (environmental or human); therefore requiring an amendment of the licence limits. Aluminium and iron are associated with the natural catchment conditions; surrounding catchment disturbances caused by agriculture (resulting in vegetation clearance and erosion) increase impact of run-off.
DRIEFONTEIN **Underground water**	99	97	**Actions:** Continued execution of the controls in place, including weekly monitoring of critical points and evaluation as per monthly Water Quality Non-conformance Procedure. **Exceedances:** No notable repeat exceedances. **Impacts:** Improvement of the water quality in the Wonderfonteinspruit, which is impacted by untreated sewage discharges.
DRIEFONTEIN **Treated effluent**	85	89	**Actions:** Detailed action plans were instituted by our Water Treatment Specialist in response to increasing nitrates throughout the wastewater treatment systems. These were executed in Q3 2021, with improvements noted in Q4 2021. Additional measures are planned for 2022, including the appointment of external specialists. A new IWULA (integrated water use license application) was submitted in an attempt to fast-track amendments, which have been awaiting regulator feedback for several years. **Exceedances:** Nitrates and phosphates. Following the implementation of the automated chlorine dosing systems, free Cl (chlorine) and E. coli compliance increased from 68% in 2020 to 75% in 2021. **Impacts:** Some eutrophication may occur in the Kraalkopspruit, where only treated sewage water is discharged. However, as demonstrated in the Biodiversity Fact Sheet, the Kraalkopspruit into which the discharge occurs shows near natural conditions in terms of biomonitoring data. We expect a positive impact for Wonderfonteinspruit, as above.

IR - 195

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

Operation	Compliance (%) to WUL limits		Comment[1]
	2021	2020	
EZULWINI **Underground water**	58	64	**Actions:** Continue to seek approval for rewatering, which would allow for the cessation of discharge and the rehabilitation of the water resources. Additional treatment intervention measures are being sought to improve the iron and manganese compliance. We continue to pursue amendments to what we see as flawed licence limits. **Exceedances:** Salt exceedances are a function of erroneous licence limits; Iron n and manganese exceedances require attention. **Impacts:** Iron and manganese accumulate in the licensed Peter Wright dam; this dam acts as a passive treatment system, capturing impacted mine water and run-off. The dam outlet is compliant to all limits and impact on the Klein Wes Rietspruit and downstream water users is limited. NDeposition areas downstream are being investigated for rehabilitation upon the cessation of discharge.
KLOOF **Combined underground and treated effluent**	91	91	**Actions:** Several actions were executed to improve water quality, including major maintenance of the biodams for the main shaft combined sewage and no. 8 shaft discharge as well as reinstitution of improved control of pumping levels at no. 10 shaft, to reduce dissolved metals in the discharge. An amendment application remains in place, related to the treated sewage effluent limits. **Exceedances:** Nickel, iron and manganese exceedances were addressed via the action plans mentioned above. Nutrient exceedances are a function of unrealistic licence limits, a position that is supported by technical studies and specialist evaluation. We initiated an additional licence application to fast-track the issue. **Impacts:** It is evident that impacts on the downstream environment and on water users are limited. Nevertheless, sediment studies are underway to address potential risks of metals settling from the discharges as well as other historical impacts.
KLOOF **Treated effluent**	85	84	**Actions:** Continued routine maintenance and enhancement of treatment plants, such as the construction of sludge drying beds. The installation of automated chlorine dosing systems also improved compliance. We continue to pursue amendments to licence limits, supported by technical studies and specialist evaluations. We started an additional licence application to fast-track the issue. **Exceedances:** Largely related to nutrients, a function of erroneous licence limits which are not based on the design parameters of the facilities as approved and the local conditions and do not take cognisance of downstream water user requirements. **Impacts:** As per the Biodiversity Fact Sheet the downstream environment shows near natural conditions in terms of biomonitoring and no major impacts are expected for downstream users.

IR - 196

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

Operation	Compliance (%) to WUL limits 2021	2020	Comment
COOKE Underground water	53	51	**Actions:** Increased management interventions, including continuous pH monitoring and more stringent pH control set-points. Improved treatment systems were installed in 2021 on surface to allow for improved pH and suspended solids management. Rewatering and cessation of the discharge will allow for the rehabilitation of impacted watercourses. Amendments were submitted to the licence limits, which are unrealistic and not supported by science. **Exceedances:** Sulphate and several metal exceedances. The latter are being addressed via the action plans outlined above. Sulphate removal is continuously investigated in terms of the available removal technologies. However, the creation of a highly saline by-product (which poses a greater risk than the current diluted discharge) is not supported. **Impacts:** Currently the Cooke 1 discharge dilutes acutely toxic manganese and ammonia from upstream water users. The Cooke 2 discharge is discharged into an endorheic system that is planned to be fully restored upon the cessation of discharge.
MARIKANA Treated effluent	93	88	**Actions:** The Water Quality Non-conformance Procedure was rolled-out to the Marikana wastewater treatment in April 2021. Upgrades were performed to the chlorine dosing systems. **Exceedances:** Mainly related to nutrients. **Impacts:** Due to the nature of the catchment within which the discharges occur, which have very limited natural flows, the systems are sensitive to eutrophication. While compliance was generally good, investigations into improvements are ongoing. Further, as supported by the WCWDM plans, the effluent should ideally be used in the mining processes.
STILLWATER MINE Treated underground water	100	100	**Actions:** Disc filtration was added to the biological water treatment system, commissioned in 2021. Disc filtration at our US PGM operations achieved an average 33% reduction of total nitrogen and 53% reduction of total metals. **Exceedances:** None **Impacts:** Point source and non-point source discharges from mine operations result in a detectable increase (within regulatory standards) of nitrogen in Stillwater River. However, there is no measurable impact to aquatic life or to downstream users.
EAST BOULDER MINE Treated underground water	100	100	**Actions:** Disc filtration was added to the biological water treatment system, commissioned in 2021. Disc filtration at our US PGM operations achieved an average 33% reduction of total nitrogen and 53% reduction of total metals. **Exceedances:** None **Impacts:** Point source and non-point source discharges from mine operations result in a detectable increase (within regulatory standards) of nitrogen in East Boulder River. However, there is no measurable impact to aquatic life or to other downstream users.

[1] *Compliance classes are defined as follows: Excellent >95%; Very good >90% but <95%; Moderate >80% but less <90% and poor <80%. These classes define descriptive categories regarding water quality, informing management and aligning to national standards*

During 2021, Sibanye-Stillwater discharged 76,490.4Ml into various catchments at our operations, as per our licence conditions, for which (in the SA context) we provided frequent reporting to the DWS. We participate in, and facilitate, catchment management forums at our SA operations. Our US operations engage with their catchment through the GNA. We participate in numerous other regional and national efforts to improve our water stewardship. In 2021 these engagements included: contribution to national policies, best practice and guidelines on water monitoring, restoration and mine closure, engagements with South Africa's Minister of the DWS, contribution to resolving pollution at the Integrated Vaal River System, involvement in the Freshwater Ecosystem Network, among other contributions.

US PGM operations

In 2021, our US PGM operations used 87% of their total 198.39Ml for industrial purposes and 13% for domestic purposes.

The primary water quality concern is nitrogen, a residual component of blasting that enters ground water. In 2021, we commissioned Veolia disc filter systems at both mines. During 2021, the new disc filtration systems on the water treatment system discharges reduced total nitrogen and dissolved metals by more than 30%. These systems aid in the recycling of nitrogen to tailings storage, where it is consumed by bacteria. In addition, upgrades were made to the Stillwater Mine clarifier.

We are developing a long-term strategy for increased water flows as the underground mines expand. Part of this process involves a multi-year project, at both mines, to increase capacity for biological treatment by replacing older fixed bed bioreactors with moving bed bioreactors (MBBR), which affords ten times the treatment capacity. One MBBR was installed at the East Boulder Mine in 2021 and another is planned for 2022.

IR - 197

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

The US PGM operations have an adaptive management plan (AMP) as part of their GNA. The plan sets more stringent requirements than the regulatory ones and triggers responses based on these strict water quality parameters.

The AMP is reviewed annually and adjusted to anticipate changing conditions and changing regulation.

CDP disclosure

The Group received an average "A-" rating for "Water Security" by CDP. It was the first time that the Group participated in the Water Security category. It surpassed the global and Africa regional average of "B", and the metallic mineral mining sector average of "B-". "A-" rating is classified as Leadership Band – "Implementing current best practices". We received "A" ratings for the categories of water-related opportunities, water risk assessment, water policies, business strategy and business impacts. Participation and disclosure in the CDP "Water Security" will continue in 2022 and beyond.

INCIDENT MANAGEMENT

All environmental incidents are classified and evaluated monthly according to our incident and non-conformance management procedure and reported externally to regulators when required. While we consider all environmental incidents as serious, we disclose all level 3 (short-term impact), level 4 (medium-term impact) and level 5 (long-term impact) environmental incidents to the relevant authority/regulator. Our target remains the achievement of zero environmental incidents.

In 2021, no level 4 or 5 incidents were recorded. One level 3 incident was recorded at the US PGM operations, two level 3 incidents were recorded at the SA PGM operations, and two level 3 incidents were reported for the SA gold operations.

See *Environmental incidents supplementary information,* *www.sibanyestillwater.com/newsinvestors/reports/annual.*

RESOURCE UTILISATION

Materials consumption

	2021				2020				2019			
	Group	US operation	SA operations		Group	US operation	SA operations		Group	US operation	SA operations	
	Total	PGMs	PGMs	Gold	Total	PGMs	PGM	Gold	Total	PGMs[1]	PGMs	Gold
Timber (t)	85,018	324	21,443	63,251	71,338	256	19,680	51,402	67,951	505	20,764	46,682
Cyanide (t)[2]	2,979	N/A	N/A	2,979	2,244	N/A	N/A	2,244	2,509	N/A	N/A	2,509
Explosives (t)	30,525	4,443	22,321	3,761	24,536	4,410	17,554	2,572	35,146[3]	4,409	27,999	2,738
Hydrochloric acid (t)	1,714	5	0	1,709	3,726	5	—	3,721	5,472	1	876	4,595
Caustic soda (t)	4,308	3,195	0	1,113	5,261	2,903	—	2,358	3,242	128	749	2,365
Lime (t)	71,438	7,426	0	64,012	69,241	7,137	—	62,104	73,356	6,777	7,978	58,601
Cement (t)	16,523	—	9,648	6,875	29,468	15,462	7,746	6,260	50,719	17,880	26,793	6,046
Diesel (kL)[3]	34,105	10,264	20,364	3,477	29539	10141	16345	3053	29,847	9,696	17,384	2,767
Lubricating and hydraulic oil (KL)[4]	8,476	680	6,637	1,159	7,293	656	5,542	1,095	8,777	568	7,135	1,074
Grease (t)	126.5	20.6	7.5	98.4	121	22	13	86	220	23	106	91

[1] *Includes Marikana for seven months from June to December 2019*

[2] *Based on the 2021 Carbon inventory*

[3] *Updated from previous disclosures to be the sum of the operational areas*

[4] *SA PGM volume for 2020 updated to include Kroondal and RPM consumption*

Most of the categories of materials consumed in 2021, as depicted in the table, show a marked net increase. These include net increases for cyanide at our gold operations (33%), timber (19%), explosives (24%), lime (3%), lubricating oil (16%), grease (5%) and diesel (15%). Cement, hydrochloric acid and caustic soda show a decrease of 44%, 54% and 18% respectively. In terms of diesel, operations showed increased consumption at SA gold, US PGM, and SA PGM of 14%, 1% and 25% respectively. These increases were due to production and development recoveries in 2021 from the 2020 COVID-19 production interruptions.

IR - 198

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

WASTE MANAGEMENT

At our SA operations we have a waste data capturing system, which records type and quantity of waste recovery, reuse, recycling, treatment and disposal for each operation. This database is supported by waste inventories and is used to inform targets and decision-making. We are committed to refining our waste data capturing system and the integrity of the data as well as reducing non-mineral waste to landfill and promoting the development of circular economies that create jobs and boost secondary industry for local communities. In 2021 we published our Waste position statement, which includes certain strategic objectives:

- demonstrate thought leadership in waste management practices
- support best practise waste management through governance, planning and implementation
- drive waste minimisation to achieve zero-waste-to-landfill for non-mineral waste
- reduce the environmental impact of mineral waste while limiting our risk and supporting sustainable post-mining economies
- lead in performance management and reporting on waste management
- drive successes in waste management through informed employees, service providers and communities

SA operations

Non-mineral wastes (general and hazardous waste)

Currently 35.1% of general waste is recycled, refurbished or reused at the operations. To reach our long-term aim of zero-waste-to-landfill, we will refine our waste minimisation strategy and develop a waste management roadmap in 2022. We are dedicated to maximising the segregation, recycling and reuse of industrial and hazardous waste streams, and for these waste streams to become part of the waste hierarchy, and ultimately of the circular economy. In accordance, we have developed LTIP (Long-Term Incentive Programme) for waste for 2022, that would further inform waste reduction targets for 2023 to 2025.

In the interim, we have a number of waste minimisation initiatives in progress

- A pilot project at our Marikana smelter converts calcium sulphite (CaSOx) waste stream into gypsum via a treatment oxidation process. The rollout of the full-scale project in 2022, will see the conversion of over 4,000t/month of hazardous waste to a usable product for the construction and building industry. The gypsum can also be utilised in the fertiliser industry or as a neutraliser on gold mining tailings dams with high acidity challenges
- The US Metallurgical Complex continues to research drying and pelletizing gypsum to be sold as a cement additive. During 2021, 10,717 tonnes of gypsum were used for agricultural ameliorant
- At the precious metals refinery (PMR), 27,690 kilolitres for 2021 of liquid hazardous waste (effluent) was diverted away from landfill and treated for sewer disposal
- Diverting acidic and alkaline liquid waste streams at our SA PGM PMR averts, on average, 2,307t/month of hazardous waste from landfill. In addition, the remaining solids are subjected to further test work to determine its suitability for disposal to landfill
- A sewage sludge treatment (composting) project was initiated in 2020; however, due to technical challenges a full compost production cycle was not possible (+/- 300 tonnes of compost was produced). Changes in technology and/or equipment will be pursued in 2022. A similar project, but with different methodology, has been in operation at our Marikana operations (SA PGM) for a number of years. There is a wind-row facility at the Wonderkop Waste Water Treatment Works where sewage sludge is treated and compost produced at an average rate of ~900 kg/month. In 2021, approximately 10.8 tonnes of compost was produced, which was used in local rehabilitation projects

Mineral waste (tailings)

Sibanye-Stillwater has 38 tailings storage facilities (TSFs) in South Africa and the US. As a member of the ICMM we are committed to implementing the Global Industry Standard on Tailings Management (GISTM). This standard covers the entire TSF lifecycle and ensures sound ESG and sustainability practice with the ultimate aim of eliminating any risk of catastrophic failure. Participating companies have three to five years post the launch of the GISTM in August 2020 to meet the requirements; we have set a compliance target of 5 August 2023. (See *Tailings management* fact sheet). Our US PGM operations are largely compliant with GISTM design and operational standards and are working to fill gaps related to governance and stakeholder education. Tailings management training against the GISTM has been undertaken across the business.

Our South African PGM operations have 23 TSFs of which 21 are considered (according to SANS 10286) as having a high consequence classification; a quarter of these facilities are dormant, two of which are classified as medium hazard.

Aligned with our focus on GISTM compliance we have undertaken a number of initiatives:

- We are rolling out K2fly's Decipher solution for tailings management. This industry-leading standard uses satellite monitoring and georeferencing and will greatly improve risk identification and mitigation across our footprint. The system also facilitates GISTM compliance. K2fly (a cloud-based tailings management platform) is being implemented across all operations to report on TSF performance data, satellite deformation monitoring, and environmental and social impacts. Implementation cost of K2Fly will be R30 million (2021-2025)
- We have added a tailings module to our Pivot reporting tool, which allows us to manage non-conformances on a central platform. The establishment of the Tailings Working Group in 2020 has improved communication and oversight and issues are being escalated to the Vice President: Tailings Engineering specialist for resolution

IR - 199

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

- We continued with stability assessments to evaluate the geotechnical status of our facilities and update classifications
- In line with our commitment to transparency, we launched a dedicated tailings management webpage on the Group website
- An Independent Tailings Review Board (ITRB) was established for the South African Operations which has reviewed the Group Tailings Management System and selected TSFs in the PGM and Gold operations. The US ITRB has been active for some five years and are also undertaking a review of the Group Tailings Management System and all US TSFs
- We are looking to leverage our equity interest in DRDGOLD (50.1% shareholding) to extend their successful tailings retreatment and reclamation and environmental clean-up into our SA PGM operations. Similarly, our recent equity interest in New Century Resources (19.99% shareholding) has spawned a proposal for a 2022 scoping study of tailings retreatment and dewatering at our US PGM operations
- We have a well-advanced opportunity, undertaken in consultation with the regulator, to backfill old pits with tailings. The Marikana pits and West Wits pit currently have a liability of some R1 billion. Deposition into these pits will substantially reduce that liability and mitigate environmental risk
- Approximately 55% of the tailings produced in the US were used for backfill in underground mining operations. The US operations continue to look for opportunities to optimise underground backfill and minimise the volume of tailings stored in TSFs
- The East Boulder Mine commenced construction of the Stage 6 TSF expansion. This is expected to increase site tailings capacity through to 2029. Design and permitting of two new TSFs, the Lewis Gulch TSF (East Boulder Mine) and the Hertzler Stage 4/5 TSF, continued in 2021. The regulatory Environmental Impact Statements for these proposed TSFs will be drafted in 2022

Main TSF risks

EPL TD2 was previously highlighted as posing an unacceptable level of risk due to historic seepage emanating from the side slopes. An underdrained buttress has been constructed on the majority of the perimeter to improve stability and intercept any seepage. The operations have subsequently returned to normal conditions.

The Marikana TSF was also highlighted as posing an unacceptable level of risk due to historic seepage. An underdrained buttress has been constructed to improve the stability and intercept any seepage.

A geotechnical investigation undertaken on Beatrix TSF 2 identified a stability concern on the north west flank. The plant operations were halted as a precautionary measure late December 2021. An underdrained buttress is being constructed in the area of concern with completion scheduled end April 2022 after which the operations will return to normal.

For more information see *Tailings Management fact sheet;*
www.sibanyestillwater.com/newsinvestors/reports/annual

Non-mineral wastes (general and hazardous waste)

The National Environmental Management: Waste Management Act of 2008, the National Waste Management Strategy (NWMS, 2020) and various regulations, norms and standards govern management of waste in South Africa. Amongst others, concepts such as "waste minimisation", the "circular economy", the "waste management hierarchy" and "compliance, enforcement and awareness" are recognised and advocated in both the legislation and the National Waste Management Strategy. Amongst other things, waste management regulations require that hazardous waste generators and landfill owners register with the national and regional (e.g. Gauteng) waste information systems. Our operations, where required, are registered as per the regulations. The regulations highlight the importance of accurate waste information and waste record-keeping, as is the case for the landfills we operate.

At the US PGM operations, the Environmental Protection Agency (EPA) designates Stillwater and East Boulder mines as 'conditionally exempt small-quantity generators' and designates the Columbus Metallurgical Complex as a 'large-quantity generator', to account for its lead waste from fire-assay lab processing. Both mines generate small quantities of hazardous waste from aerosol cans and waste chemicals.

The US PGM operations have a chemical review for all new products, rejecting chemicals with safety and environmental risk, thus keeping waste generation low.

IR - 200

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

US PGM OPERATIONS: RECYCLING

Sibanye-Stillwater is a global leader in recycling of spent autocatalysts, which yielded 755koz of 3E in 2021.

Our recycling segment is one of the world's largest recyclers of PGMs from spent autocatalysts. Recycling's green underpin and excellent ESG credentials provide Sibanye-Stillwater with the ability to attract premium pricing for this product as well as access to green funding options and rerating potential. Our Recycling Segment is an extremely low emission operation, emitting 6x less CO_2, using 63x less water and generating 90x less rock waste than our already low emission US PGM operations. The Recycling Segment is self-funded and delivers very favourable free cash conversion rates.

In order to further enhance the Group's exposure to a circular economy, the Recycling Segment continues to investigate growth options, across geographies and commodities. Although the global chip shortage crisis is easing, recycle receipt rates in the US are expected to remain constrained, driven mostly by ongoing shipping and logistic challenges. Port congestion, a shortage of trucks and a dearth of truck drivers remain key bottlenecks in the US and this is likely to remain for the foreseeable future. These factors may yield potential downside risk for global secondary PGM supply in 2022, with palladium and rhodium most at risk.

Summary of waste streams 2021

Material (tonnes)	Total	US PGM	SA PGMs	SA gold
General waste to landfill	**58,840.5**	2,889	31,095.8	24,855.7
Hazardous waste to landfill	**68,796**	102	68,591.4	102.6
General and hazardous waste incinerated	**50.6**	2	40.4	8.2
General waste recycled, reused and refurbished	**31,878.8**	402	23,215	8,261.7
Hazardous waste recycled, reused and treated	**31,073.9**	0	28,817.3	2,256.5
Material (Mega tonnes)				
Tailings storage facility deposition (Mt)	**47.9**	0.8	36.6	10.6
Tailings deposition into pits (Mt)	**4.4**	0.0	0.0	4.4
Waste Rock/DMS deposition (Mt)	**3.7**	1.3	2.5	0.0
Total mineral waste	**56.1**	**2.0**	**39.0**	**15.0**
Retreated mineral waste from waste-rock	**5.6**	0.0	0.0	5.6
Retreated mineral waste from tailings dams	**16.4**	0.0	16.4	0.0

TAILINGS STORAGE FACILITIES (TSFs)

As an ICMM member company, Sibanye-Stillwater is required to implement the GISTM. Both our US and SA operations are well on track to meet the August 2023 deadline to align their policies and procedures. For more information, see *Tailings management fact sheet*.

BIODIVERSITY

We subscribe to the goals of the Biodiversity Convention (a multilateral treaty signed in 1993). The Convention calls for the conservation of biological diversity, the sustainable use of its components, and the fair and equitable sharing of benefits arising from genetic resources. Our aim is for a net gain in existing projects (brownfields, specifically all SA Operations) and no net loss for new projects (greenfields, the US Operations). And we are committed to establishing the biotic and abiotic baseline on which to discern our impact. Our biodiversity management approach has been defined in the Biological Diversity Procedure as signed-off in 2021.

In 2020, Sibanye-Stillwater helped draft the Biological Diversity Protocol, a credible tool for reporting biodiversity impact. We are the first mining company to report against the protocol internationally. The protocol is an output of the Biodiversity Disclosure Project (BDP), an effort spearheaded by the Endangered Wildlife Trust (EWT), in collaboration with a wide range of stakeholders.

Biodiversity assessments have been conducted at our Beatrix, Driefontein, Kloof, Burnstone, RPM, Kroondal (including Marikana (Aquarius)) and Marikana operations. Biodiversity action plans (BAPs) have been developed for most (62%) of our operations and those operations without BAPs have been scheduled to undergo specialist study updates. It must be noted that Sibanye-Stillwater has taken the approach to move towards focused specialist assessments accompanied by meaningful monitoring, such that these assessments and monitoring plans form part of the conditions and management requirements associated with licences, action and rehabilitation plans. The BAPs are large once-off assessments that are stand-alone documents poorly integrated into all decision-making processes at the operations. Therefore, the current approach taken by Sibanye-Stillwater to move away from BAPs will ensure better integration of the mitigation hierarchy in all aspects of decision-making, and ensure biodiversity assessments are continuously updated and improved upon according to the frequencies advised by specialists.

IR - 201

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

A full list of species of interest, as per the International Union for Conservation of Nature (IUCN) and South African National Biodiversity Institute (SANBI) Red List data, have been categorised as per their status: i.e. near threatened, declining, vulnerable, protected, endangered, and new species. Species assessments are undertaken before commencement with new projects and methods to effectively assess species of concern are being investigated. The current focus is on ecosystem and indicator species assessments.

At our SA operations, new mine developments undergo a detailed environmental impact assessment (EIA) in line with national environmental legislation. Mitigation actions are included in environmental management programmes, for which approval is sought from the regulatory authorities. For development of ridges and wetlands we apply specific mitigation measures, signed off by the relevant regulatory authority before implementation.

The removal of alien invasive species by local SMMEs, important for biodiversity, is ongoing at our operations. This involves the annual identification of these species and their mostly non-chemical removal by the local SMMEs. Chemical eradication occurs at selected areas by garden services under the supervision of a registered pest control operator (PCO) and by professional pest control companies.

Detailed disclosure about these topics can be found in the *Biodiversity management* fact sheet available at *www.sibanyestillwater.com/newsinvestors/reports/annual*.

Catchment water balances

In 2021 we completed a major catchment water balance study for several catchments within the Upper Vaal Water Management Area, which affect our SA gold operations. This study integrated historical and present catchment flow data from all water users within the catchment.

Riverine ecology

We implement biomonitoring across all operations to determine impacts on riverine ecology. Biomonitoring is a legal requirement in South Africa and in Montana and includes monitoring of water quality, habitat (vegetation, stones, mud, etc.) and aquatic life. Findings are submitted to the relevant authorities and published on our website.

Wetlands

Wetland assessments involve the integration of several indicators to identify and delineate the wetland, evaluate the state of the wetland as compared to expected baseline conditions, and to determine the services provided by the wetland and, thus, its function and importance in the ecosystem. Once a wetland has been delineated and its hydrogeomorphic unit determined (e.g. pan, hill slope sleep, temporary wetland, etc.) we rate it according to present ecological status (PES) and ecological integrity and sensitivity (EIS), as per guidelines supplied by the Department of Water and Sanitation (DWS) and Water Research Commission. We thus independently assess around 60 of these wetland units at our South African operations, ranging from 'A' (natural/ unmodified) to 'F' (critically modified); the results are publicly available on our website.

Constructed wetlands

Constructed wetlands are artificial wetlands for treating and improving water that enters and leaves built environments. Within our SA gold operations, the dewatered water from mine workings undergoes various treatment measures before being discharged into the receiving environment. This often includes the implementation of a combination of active and semi-passive measures to treat the water. Constructed wetlands, as a form of semi-passive treatment, are used to treat more than 150Ml per day of groundwater. These systems serve a multitude of functions, including sediment trapping, settling of metals and solids, and sequestration of nutrients. Although artificially created, these wetlands have promoted biodiversity for decades in the West Rand and are home to an array of plant, insect, fish and bird life. Many of these facilities were designed to act as storage facilities, for measured release into the receiving environment, thereby reducing erosion. The care and maintenance of these constructed wetlands (e.g. Peter Wright dam, Kloof and Driefontein biodams and Beatrix evaporation dams) are crucial for operational reasons, as well as environmental ones.

US operations (biodiversity)

Our US PGM operations conducted supplemental baseline environmental studies in 2019/20, including wildlife, vegetation, hydrogeology, and wetlands. This was done in preparation for expansion of tailings and waste rock facilities at Stillwater and East Boulder mines. The amendments proposed by the US operations will be evaluated by the regulatory authorities to identify potential environmental impacts and management requirements. Design for the new TSFs included complete avoidance of wetlands and streams. Design for the waste rock storage areas includes an unavoidable relocation of a small ephemeral drainage line at the Stillwater mine. The design of the diversion aims at maintaining the ecosystem functionality of the drainage line. Concurrent reclamation of all expansion facilities was included as a design criterion. Other potential critical habitats such as forests were also considered. The management of the forest is in accordance with the US Forest Service Plan – a critical element of our carbon abatement strategy.

Monitoring of bighorn sheep and trout and invertebrate populations in the East Boulder River and Stillwater River form the backbone of biodiversity monitoring programmes. Sightings of black bear, deer, elk, coyote, fox, bald eagle, bobcat, and the occasional mountain lion are common at and near the mine sites. The framework for a voluntary fishery monitoring programme on the Stillwater River was established in cooperation with the GNA. Sibanye-Stillwater has sponsored the monitoring of fish distribution, species composition, and population estimates in the East Boulder River since 1996. Over that 24-year timeframe, the East Boulder river has continued to support a healthy and vibrant trout population with no discernible impact from the mine.

Monitoring of bighorn sheep is also part of our biodiversity efforts in the US, and something Stillwater has been involved with for over 30 years. Sibanye-Stillwater sponsors programmes to monitor this iconic wild sheep.

IR - 202

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

INTEGRATION WITH STAKEHOLDERS

We participate in catchment management forums and we offer support to the DWS. We have developed site-specific biodiversity action plans in collaboration with local communities.

National Biodiversity and Business Network of South Africa Biodiversity Disclosure Project

Sibanye-Stillwater was rated fourth out of 327 JSE-listed companies and 27 SOEs in the third annual National Biodiversity and Business Network of South Africa Biodiversity Disclosure Project (based on our 2020 disclosures). Our score improved 15% year-on-year from 2019, placing us as the second best company in the basic materials sector (third for 2019). The report presents the results of the third annual corporate biodiversity performance assessment of the National Biodiversity and Business Network (NBBN) of South Africa, managed by the Endangered Wildlife Trust (EWT).

LAND AND HERITAGE

Heritage

Sibanye-Stillwater has over 500 heritage sites across its SA operations, including grave sites, iron age and stone age archaeological finds and historical mine buildings. Heritage sites are governed by the Constitution (mainly Section 24), the National Heritage Resource Act (NHRA) and the South African Heritage Resource Agency, a statutory agency established in terms of the NHRA to manage heritage resources in South Africa. In addition, frameworks to which we subscribe (such as those of the ICMM, the WGC, and the UNGC) promote the protection of cultural heritage. Internal governing documentation includes the heritage position statement, ISO-based heritage resource procedures as well as a draft Chance Find Protocol (which will be finalised in 2022). In 2020, we initiated a baseline assessment for heritage management at our SA gold and SA PGM operations, and in 2021 we developed action plans. In addition, in 2021, heritage resource inventories for the SA operations were captured into the Geographic Information System (GIS) and into all our master plans used by surveyors for planning purposes. The process for the design, development and implementation of a heritage webpage for the organisation was initiated late in 2021, and will be completed with the launch of the webpage in early Q2 2022.

Land management and closure

We have a pilot project at our Beatrix operations in the Free State to use our land for livestock husbandry to address the challenges of livestock roaming around unmanaged on our mining properties. If successful, it would constitute a way to benefit employees and the doorstep communities in an environmentally sustainable manner. In addition, the lessons learnt on this pilot project will be replicated at other SA operations with similar livestock challenges.

All 17 of our SA operations have closure plans, which are reviewed annually.

CLOSURE PLANNING FOLLOWS THIS PROCESS:

IDENTIFY REGIONAL CLOSURE PLANNING JURISDICTIONS

IDENTIFY KEY STAKEHOLDERS (USING OUR STAKEHOLDER REGISTER) WHICH INCLUDE INTER ALIA, LOCAL GOVERNMENT, LOCAL COMMUNITIES, EMPLOYEES, OTHER MINING HOUSES AND INDUSTRY PLAYERS IN THE REGION

CONDUCT SPECIALIST STUDIES INCLUDING A CLIMATE CHANGE IMPACT ASSESSMENT

ENGAGE STAKEHOLDERS

DEVELOP REGIONAL CLOSURE PLANS

SUBMIT PLANS TO DMRE FOR APPROVAL

IR - 203

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

Studies to assist with the identification and quantification of latent environmental impacts, with specific focus on water, are in various stages of completion. Groundwater modelling has been completed; integrated catchment modelling for surface water streams will be completed in 2022. An end land use framework is scheduled for completion during 2022. A climate change impact assessment is in progress and scheduled for completion in Q2 2022; the outcome of the study will play a key role in the determination of rehabilitation methodologies and potential future end land uses. Mine infrastructure is also assessed as part of "Infrastructure for Impact" an opportunity to repurpose the infrastructure for sustainable post mining economic benefit. Our Ulwazi platform facilitates communication with stakeholders.

A revised framework for our closure plans includes socioeconomic aspects. The proposed changes in legislation and the draft national mine closure strategy were taken into account in developing the framework. This Social Closure Framework will be finalised by Q2 2022 and will form the baseline of the revision to the social closure plans scheduled for 2022/2023.

The Social Closure Impact Assessment (SIA) has commenced at both the SA gold and PGM operations and is expected to be concluded by April 2022. SIA outcomes will be incorporated into closure plans.

Funding for rehabilitation and closure

As per the National Environmental Management Act (NEMA), Sibanye-Stillwater sets aside funds for the management and rehabilitation of the environmental impacts of our operations. We ensure there are sufficient assets to cover rehabilitation. Most of these funds are held in trusts, and cannot be accessed by the company; the balance is in guarantees. These funds assure the DMRE that we will fund rehabilitation, according to the closure plan.

Land under Sibanye-Stillwater management (2021)

	SA PGMs	SA gold	US PGMs	Total
Total land disturbed by waste rock and stockpiles (ha)	686.25	463.38	35.20	1,184.83
Total area covered by tailings (ha)	2,799	1,917.02	140.70	4,856.72
Total land area protected	Not applicable to SA	Not applicable to SA	0	0
Total land rehabilitated	3,485.25	2,380.44	43.10	5,908.79

SA operations

As of 2021, Sibanye-Stillwater owned 47,015 hectares of land around our SA gold operations and 16,876 hectares of land around our SA PGM operations. The footprint reduction programme, to sustainably close mining impacts, is a vital component of reducing our total closure liability, which as at 31 December 2021 was R10.2 billion (2020: R10.1 billion). Of this, R5.5 billion (2020: R5.5 billion) was for the PGM operations (inclusive of the Marikana operations) and R4.6 billion (2020: R4.6 billion) for the gold operations.
A Demolition-Closure-Rehabilitation (DRC) internal process supports the responsible execution of footprint reduction projects.

We successfully concluded the demolition of all surface infrastructure at Libanon 9 shaft (with exception of the headgear), Driefontein 11 shaft, Driefontein 13 shaft and the Driefontein security barracks at the SA gold operations and the Klipfontein concentrator and Klipfontein village at the SA PGM operations. We also completed the backfilling of the Middelvlei opencast pits and rehabilitation is scheduled for completion in March 2022.

The demolition of the above-mentioned infrastructure resulted in a reduction of R199 million in closure liability; the re-working of waste rock and TSF material at our gold operations reduced the liability by a further R96 million. The footprint reduction programme realised a 3% reduction in the liability, using the 2020 assessment as a baseline.

US PGM operations

Total land under management is 650 hectares. In 2021, we continued a multi-year project for closure of the Nye TSF. To date, approximately 18 acres of the 40-acre impoundment have been capped and closure of the Nye TSF is scheduled for completion by 2024.

Concurrent reclamation at Stillwater, East Boulder, and Benbow occurs annually, but in 2021 was limited to hydroseeding (planting process using mulch) of Stage 6 TSF construction disturbance. Reclamation activities planned for 2022 include commencement of Benbow closure and continued capping of the Nye TSF.

IR - 204

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

Noxious weed management occurs annually at the Stillwater and East Boulder mines, Benbow Project, Metallurgical Complex, and the numerous private land holdings. This includes over 8,000 acres of management area.

Operations	Closure liability[3] Gross liability R million	Cash funded R million	Guarantee Funding R million
SA gold operations[1]	4,647	2,727	2,041
SA PGM operations	5,506	620	4,663
Total SA operations	**10,153**	**3,347**	**6,704**

Operations	Closure liability[3] Gross liability US$ million	Cash funded US$ million	Guarantee Funding US$ million
US PGM operations[2]	67	0	0
Total			

[1] *Numbers exclude DRDGOLD*

[2] *Our financial assurance for the liability is in the form of surety bonds held by various insurance companies. None is held in cash, trust fund, or other corporate guarantees*

[3] *Represents gross closure cost*

FUTURE FOCUS

GROUP

Climate change and decarbonisation will continue to be a central global theme for 2022. The focus of 2022 will appropriately be the expansion and embedding of the energy and decarbonisation strategy across the Group in support of our carbon neutrality commitment. Whilst we will ensure the South African projects continue as planned, the following activities will be prioritised:

- Integration of new assets and projects as part of the Group energy and decarbonisation strategy; to update our Group decarbonisation pathway, medium-term targets and required interventions
- Development of regional energy solutions to lower relative carbon intensity, including the development of renewable energy projects, procurement of 'greener' electricity supply and switching to lower-carbon energy sources, such as biofuels
- Leveraging new technologies for step change reductions in our GHG profiles and enable our 'bionic' vision through electrification, digitalisation and automation, e.g. battery-electric vehicles, digital twins, etc
- Planning and trialling large-scale storage and green hydrogen technologies to facilitate higher penetration of renewables as part of our energy mix
- Development of carbon offset opportunities; leading climate change action beyond our boundaries. As 'A force for good' and to create 'resilient ecosystems', we need to consider climate change risks and opportunities faced by our stakeholders
- Climate change scenario analysis and TCFD
- Set Scope 3 emission targets and actively reduce our upstream and downstream emissions in alignment with our customers and ICMM requirements
- Ensure alignment of TSF governance requirements and TSF good engineering practices with the GISTM supported by an industry leading surveillance system to enable proactive risk management and risk reduction. Key focus areas: Assisting operations with the development and management of site-level road maps for compliance with the GISTM; to be sufficiently detailed to enable accurate tracking of closing out of non-conformances for active very high or extreme consequence TSFs by end 2022 and the remaining TSFs by 5 August 2023 in accordance with Board approved targets. Development of performance-based risk-informed tailings management skills, systems and standards to ensure continuous and appropriate levels of surveillance to proactively identify, assess and manage any unacceptable risks that may transpire
- Deliver ESG focused interventions supported by the long-term incentives

IR - 205

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Minimising our environmental impact *continued*

SA OPERATIONS

- Data integrity and ownership at site level for appropriate disclosure and evaluating performance improvement
- Clearly defined performance targets for each functional area measured at site level
- Digitisation, integration and standardisation of systems supporting effective reporting at site level
- Continued alignment and assurance to ESG frameworks
- Maintain ISO 140001 certification
- Effective risk management practices – identification of risks and the development of risk reduction targets supported by appropriate risk mitigation strategies
- Limiting GHG emissions to the 2022 carbon budget
- Reduce overall reliance on the Integrated Vaal River System in respect of external potable water infrastructure by 15% (2,945Ml) from 2020 base year adjusted for production anomalies. Drive water security and independence initiatives
- Absolute reduction of closure liability from the 2021 base year in accordance with regional socially integrated and aligned closure plans adjusted for operational anomalies
- Establish baselines to qualitatively measure % loss/gain based on hectare equivalents measured in annual BDP
- The development and setting of science-based limits for discharges and instream monitoring points downstream of our operations, to improve overall water health in the catchments where we operate
- Drive the implementation of the Waste Management Hierarchy and introduction of the concept of a circular waste economy, through increased waste avoidance, re-use and recycling and reduced disposal to landfill, and supported by accurate and verifiable waste data reporting and analysis and the setting of SMART waste reduction targets across priority waste streams
- Step-change in our approach to land and heritage management with a focus on instilling a heritage consciousness, improved identification and protection of our heritage resources and better stakeholder engagement and communication
- Renewed focus on environmental contracts management, contract efficiencies, optimisation and consolidation, and the realisation of cost savings where realistic and measurable

US PGM OPERATIONS

- Data integrity and ownership at site level for appropriate disclosure and evaluating performance improvement
- Clearly defined performance targets for each functional area measured at site level
- Digitisation, integration and standardisation of systems supporting effective reporting at site level
- Continued alignment and assurance to ESG frameworks
- Maintain ISO 140001 certification
- Effective risk management practices – identification of risks and mitigating actions to drive risk to acceptable residual risks levels. Development of risk reduction targets supported by appropriate risk mitigation strategies
- Limiting GHG emissions to the 2022 carbon budget:
  - award choice supply contract
  - implement energy efficiency study recommendations
  - setting of Scope 3 baseline
- Progress closure activities outlined in the Benbow, Nye, and Metallurgical Complex Closure Plan
- Establish baselines to qualitatively measure for Biodiversity management – conduct field studies of additional mine-owned land for inclusion in biodiversity impact assessment
- The development and setting of science-based limits for discharges and instream monitoring
- Drive the implementation of the Waste Management Hierarchy

IR - 206

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Socioeconomic development

OUTCOMES DESIRED
Upliftment | Better lives | Socio-economic stability | Economic value

STAKEHOLDERS
COMMUNITIES | GOVERNMENT

OPERATING PILLARS AFFECTED
Safety, health and wellness

Sibanye Stillwater
CARES
about our...

WHAT WE DID IN 2021

SUCCESSES

- Commencement of the implementation of the Marikana Renewal Programme
- Integration of social philanthropy approach
- Invested R346.49 million in socioeconomic development

CHALLENGES

- Instability in the operating environment due to local government elections
- Delays in regulatory approval of Social and Labour plans

ALIGNMENT WITH SDGs

Our ESG theme: Entrenching long-term economic sustainability: Integrating post-mining economies (*See Our Sustainability Strategy: A summary*)

Benchmarks	Status	See
To roll out a capacity building programme based on regulatory requirements for our Community Engagement Forums	In progress Implementation deferred due to COVID-19 lockdown	*Page 210*
Mining Charter III: minimum of 70% of total mining goods procurement spend on SA-manufactured and SABS-approved goods	In progress	*Page 218*
Mining Charter III: 5% (of the 70%) of total mining goods procurement spend on women- or youth-owned or -controlled companies	In progress	*Page 218*

IR - 207

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Socioeconomic development *continued*

APPROACH

Our social performance is guided by our company ethos of superior value creation for all stakeholders and to support the fight against climate change. We have a socioeconomic development roadmap, which outlines our plans for long-term support for socioeconomic development of host communities. In South Africa it is not only host communities whom we engage with, but also communities from areas that the industry historically sourced labour, for example in the Eastern Cape.

Our US operations, in Montana, are characterised by stable and relatively affluent surrounding communities. And Montana has a sophisticated tax structure that supports local communities. The net result is that our US operations are not under pressure to uplift local communities, but do corporate social responsible initiatives out of goodwill. Conversely, our South African historical context and current socio-political circumstances create demands on the mining industry to support host communities that are historically disadvantaged in addressing the triple challenges of inequality, poverty and unemployment.

Our priority, as per our Sustainability strategy, is to collaborate with host communities to deliver socioeconomic development programmes. (See *Social, Ethics and Sustainability Committee, Chairman's report* on *page 175*). This is one way we give effect to our purpose of our mining that improves lives.

Our commitment to socioeconomic development is an important response to the need for inclusive growth and mitigating the risk of social instability. The mining industry in South Africa has been in decline in recent years, having shed 37,239 jobs in the gold sector and 22 217 in platinum jobs between 2012 and 2019.* Therefore, our socioeconomic commitments are as important as ever in sustaining jobs and livelihoods in difficult times.

In South Africa we benefit communities through mandated Social and Labour Plans (SLPs) and through our various corporate social responsibility projects. We also benefit communities by offering small community-based enterprises the opportunity to participate in our value chain. Social and Labour Plan (SLP) projects are part of the obligations attached to the operating licence and are implemented over a five-year period. We have various elements of SLPs: Human Resource Development, Employment Equity, Mine Community Development, Promotion of Employee Homeownership, Procurement, Enterprise and Supplier Development. SLP spend excludes spend on CSR as we report that separately. See the supplementary disclosure *Social and Labour Plans: Summary of projects in SA,* *www.sibanyestillwater.com/newsinvestors/reports/annual.*

**Source: DMRE*

LEGAL REQUIREMENTS

US and Montana regulatory structures embed social upliftment in permitting requirements and tax structures. Every ounce of metal we produce provides a specific financial benefit to our local county governments. For instance, Montana's Hard-Rock Mining Impact Act (HRMIA), which was promulgated by the Montana Legislature in 1981, ensures that large-scale mineral developments will not burden the local taxpayer, as these developments can bring with them an influx of demands on local government entities. The HRMIA ensures that the needs of a host community are addressed as they occur. The Group's compliance with the HRMIA ensures that infrastructure and public-school system burdens are addressed.

In South Africa, companies are required, as per Regulation 42 of the Minerals and Petroleum Resources Development Act (MPRDA), to submit and adhere to an SLP. This is a five-year plan in which companies define all programmes intended to contribute to the social transformation (socioeconomic development) of host communities and areas the industry historically sourced labour from South Africa and neighbouring countries. The SLP takes into account employee and community needs and has to be in line with Municipal Integrated Development Plans and aligned to the National Development Plan priorities. For the benefit of communities, the company focuses on skills development, social infrastructure, health, education and economic development. For a full breakdown of spend and an update on the various Mine Community Development projects, refer to the Social and Labour Plans fact sheet.

Companies are also required to adhere to targets set in the Mining Charter, a guiding policy that focuses on the transformation of the South African mining industry. While mining companies have to meet the requirements of the Mining Charter, it is also an imperative to comply with the Broad-Based Black Economic Empowerment (B-BBEE) framework, which aims to facilitate inclusive participation of historically disadvantaged persons (HDPs) in the economy. This on the other hand creates a burden of double compliance reporting for the industry.

An independent B-BBEE verification in 2021 certified the Group as a level 8 contributor. In broad terms our procurement is contributing 10% towards the growth of black-owned enterprises, thereby supporting the diversification of the South African economy. Our progress towards level 4 was impacted by COVID-19 disruptions and we remain focused on achieving the same by 2024. We believe that it is imperative to integrate more HDPs into our value chain in line with our vision of creating value for our stakeholders. In keeping with this commitment we have identified three main areas of improvement: management control, skills development, enterprise and supplier development.

Our commitment to B-BBEE is underpinned by a genuine desire to be a force for good in communities that host our operations and the broader South African society. This we can achieve by deploying strategies that enable inclusive procurement in our value chain.

Through our membership ICMM and participation in its Community support working group, we recognise the importance of working with fellow industry peers to shape a positive mining legacy.

IR - 208

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Socioeconomic development *continued*

ACCOUNTABILITY, GOVERNANCE AND ASSURANCE

Governance

ACCOUNTABILITY

Board

- Social, Ethics and Sustainability Committee
- Audit Committee

Executive Committee and C-suite

- The Chief Social Performance Officer manages Social Performance Strategy and reports to the CEO. Our South African socioeconomic development programmes and corporate social responsibility (CSR) initiatives are overseen by the management-led Social Licence to Operate Committee, which reports to segment management committees. This committee is responsible for monitoring the impact of Sibanye-Stillwater's socioeconomic activities at all South African operations and ensuring that we secure our social licence to operate.
- The internal governance of SLPs is undertaken through multi-stakeholder forums at our mining operations, which monitor and evaluate implementation and Mining Charter obligations
- Chief Social Performance Officer manages and oversees the social performance strategy and reports to the CEO

Operational

- The Stakeholder relations department, under the leadership of an EVP, implements the social agenda and the social commitments of the ESG policy

RELEVANT LEGISLATION AND REGULATIONS

South Africa

- Mineral and Petroleum Resources Development Act No.28 of 2002
- Revised Broad-Based Black Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry (Mining Charter III), 2018
- Codes of Good Practice on Broad-Based Black Economic Empowerment (B-BBEE Codes)

United States

Hard-Rock Mining Impact Act, of 1981

ASSURANCE

Regulatory inspections are performed by the DMRE on various regulatory elements.

Audits relating to specific material social performance areas are performed by Internal Audit and externally assured by PwC (See *statement of assurance, page 274*).

Various independent and self-assessment reviews are performed against responsible mining principles, including ICMM and WGC.

Key supporting policies and policy statements

- ESG policy
- Position statements on partnerships for development and Indigenous people and mining, detailing technical requirements for policy commitments
- A stakeholder engagement policy statement guides engagement
- Social performance toolkit

STRATEGY

In 2021 we made progress in our shared value approach by going beyond compliance and working toward meaningful societal change as the measure of success. To that effect, we conducted socioeconomic baselines to better understand and validate our current operating context in order to determine our impact and potential opportunities for sustainable socioeconomic development. Whilst we believe that investing money for socio-economic causes is necessary, it will not in itself create change; it must be linked to performance and be monitored against key performance indicators (KPIs). To this end we have a social performance toolkit to ensure that performance standards are well defined, understood by all and also align the social performance strategy to the business strategy.

IR - 209

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Socioeconomic development *continued*

Strategic intent and roadmap

	AS A CATALYST	AS A PARTICIPANT	AS A PATRON
	GOOD NEIGHBOUR Work towards vision 2025 of behaving like and being perceived as a good neighbour in operating environments	**SOCIAL COMPACT** Agreement with regional role players and stakeholders to work together towards meaningful development and more strategic, high-impact development initiatives in the region	**SOCIAL CLOSURE** A state towards the end of the life of mine where alternative economic activities can replace mining-led development and the social asset base has been improved
TIME FRAME	5-year timeframe	10-year timeframe	20-year timeframe
ROLE-PLAYER	Individual effort	Societal effort	Social effort

MODERN MINING TOWNS	SUSTAINABLE ENVIRONMENT	EMPOWERED PEOPLE	ECONOMIC GROWTH
• Housing • Access to basic services • Water	• Land use strategy • Concurrent rehabilitation	• Capacity building • Strong institutions • Active citizenship	• Economic diversification beyond mining • Enterprise and supplier development

PERFORMANCE

SA operations

In 2021, we continued the momentum of our journey that was started in 2020 towards strengthening our stakeholder relationships and collaboration towards delivering on social programmes that were interrupted by the COVID-19 lockdown. In terms of capacity building, our focus was on a district development plan with specific focus on supporting the capacity of local government to deliver social services in host communities. We conducted municipal institutional capacity assessments and finalised a training programme for local government to be delivered in partnership with the Department of Cooperative Governance and Traditional Affairs (COGTA).

Traditional authorities are another stakeholder in host communities and we continue to engage them on issues relating to community development and local stakeholders. Due to the challenges faced by Bapo Ba Mogale (a traditional authority at our Marikana operation) we secured technical support to assist them with capacity building initiatives for both the administration part as well as business management. We also secured a partnership with the Bapo Ba Mogale Trust on community development programmes. This is in keeping with the SDG 16 of building sustainable institutions.

Our programmes are aimed at rebuilding trust which is a critical foundation for development of socioeconomic compacts with host communities, we reached for example an agreement to collaborate with business forums in areas around the Beatrix operation. In our Marikana operation, the work of Letsema process (social cohesion) is continuing which is facilitated by Reimagine SA. This is a multi-stakeholder process aimed at creating a social dialogue towards healing (post the 2012 Marikana massacre) and rebuilding trust with all stakeholders. Trust-building is the foundation of our socioeconomic contributions and trust underpins all our stakeholder engagements. The Letsema process, employed in Marikana, is an important example of how communities can 'walk together' and chart a new path which we believe will deliver a new socioeconomic compact where mutual trust creates a thriving environment.

We will be conducting a stakeholder perception and satisfaction index in early 2022 to determine the strength and quality of our relationship and the perception of the value created in our host communities. We have added ESG awareness as an ongoing item for community engagement forum (CEF) agendas.

In South Africa, our socioeconomic efforts are characterised by the delivery of Mine Community Development and Skills Development Programmes. We see these as a minimum standard in our efforts to leave a legacy for our host communities. Given the varying cycles of SLPs attached to individual mining rights, out of the 79 projects at the SA PGM operations, 57 have been completed, 19 are in progress and three have not yet started. At our SA gold operations, out of 18 projects, four have been completed, and 14 are in progress. (See *Social and labour plans: Summary of projects in SA fact sheet*).

Sibanye-Stillwater has concluded a socio-value impact assessment of 39 social and labour plans across the SA PGM and Gold operations. The aim of the study was to determine the impact of programmes based on a social value framework, improvement of livelihoods and feedback from beneficiaries. The assessment revealed that the context and vulnerability factors (e.g. limited service delivery, or lack of infrastructure, poverty and unemployment levels) affect the social value that projects deliver. The assessment relieved that infrastructure projects delivered direct tangible benefits but are often only a part of the solution towards social change and progress. Infrastructure projects require a strategic partnership with government and beneficiaries to deliver meaningful value. There were challenges experienced with income generation projects due to lack of access of markets, failing cooperatives and lack of sustainability and flaws in the selection of participants. Lessons from this assessment will inform the engagement with beneficiaries, government and re-engineering of SLPs for social impact in the future.

Annual Mining Charter and SLP reports were submitted to the DMRE. Due to the force majeure in Q2 2020, there were some delays in training, infrastructure project implementation and localisation projects in procurement, which impacted our 2020 B-BBEE ratings. We have included clawback plans in our 2021 performance targets for B-BBEE.

IR - 210

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Socioeconomic development *continued*

CASE STUDY: ALIEN VEGETATION REMOVAL BY RWAT

Our Kloof mine (gold) is situated on the West Rand of Gauteng province, some 70kms south-west of Johannesburg. In terms of gold reserves, at 4.6Moz Kloof is by far our most valuable gold mine.

BOTSWANA
Johannesburg
KLOOF
LESOTHO
SOUTH AFRICA

South Africa is a country of limited natural forests, but extensive grasslands, savanna and desert. Indeed, the country boasts an incredible 952 species of grass. Compare that to only 152 in Britain. Over-grazing, cultivation, and soil erosion threaten many of these species, as do alien vegetation. South Africa has an estimated 161 alien species that are deemed invasive. Besides the concern that alien species displace indigenous vegetation, there is also the added problem of alien species consuming more water than indigenous species and draining areas of available water.

Therefore, one of our SLP projects at Kloof was to train SMMEs in alien vegetation removal. From this we committed to an ongoing relationship with a small business called RWAT (Rand West Alien Trees), which is owned and run by people from the nearby community. There are four directors of the business who are also its owners. And then it employs a further seven people.

RWAT is tasked with removing alien and invasive plant species from the grasslands that surround Kloof mine. They have been trained by Agreenco, who specialise in mine rehabilitation and environmental clean-up. And then in terms of the administrative and business development aspects, RWAT also received help from Baitheri Group, a 100% black-women owned business that mentors and advises small businesses engaged in SLP projects.

One of the challenges for community businesses like RWAT is how to quote for their work. With the help of Baitheri Group and Agreenco, RWAT was introduced to the standards around how to quote for alien removal; and how to draw up a proposal for removal.

Given the sheer need for removal of alien vegetation and of course the need for employment in the community, RWAT hopes to expand its offering to Kloof mine and eventually employ 40 people. They have learnt the processes, the safety standards and the administrative necessities. There is indeed an opportunity for them to scale up their operations and continue offering a viable service to the Group, one that protects and nurtures our environment for generations to come.

IR - 211

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Socioeconomic development *continued*

Stakeholder grievance/complaints procedure

The Community complaint and grievance procedure has been updated, incorporating stakeholder feedback on it, and communicated at all levels of engagement, internally and externally. All operations have a grievance register and there are grievance mechanisms for employees and external stakeholders to report and escalate complaints as well as to report non-compliance and seek redress. In 2021, the Group attended to 172 complaints relating to various categories, as outlined in the graph below. While the resolution rate has increased, the company is focusing on increased awareness of internal processes.

Percentage (%) allocation of the number of complaints and grievances in 2021 per category: Closed and pending

28
22
17
3
5
4
7
2
1
3
Procurement (local SMMEs opportunities/Tender process/complaints about non-local businesses)
Community development
Housing and infrastructure
Environmental issues
Recruitment opportunities
Cultural/Heritage: Protection and resettlement of graves
Training and skills development
Safety issues (tailings and illegal mining)
Health and wellness
SLP compliance
Legal litigation against Founder of Lonplats Marikana Community Development Trust

Percentage (%) allocation of the number of complaints and grievances in 2020 per category: Closed and pending

37
18
7
12
14
2
2
5
1
1
1
Procurement (local SMMEs opportunities/tender process/complaints about non-local businesses)
Community development
Housing and infrastructure
Environmental issues
Recruitment opportunities
Cultural/Heritage: Protection and resettlement of graves
Training and skills development
Safety issues (tailings & illegal mining)
Health and wellness
SLP compliance
Legal-litigation against Founder of Lonplats Marikana Community Development trust

Issues open and closed per operations

80
70
60
50
40
30
20
10
0
Burnstone
Driefontein
Kloof & Cooke
Beatrix
Rustenburg
Limpopo
Marikana
Brakpan
Issue open
Issue closed

IR - 212

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Socioeconomic development *continued*

Community complaints prodecure summary

1 Complaint received
2 Internal review
3 Registration of complaint on the database within 2 working days of receipt
Acknowledgment of receipt within 4 working days of receipt
4 Feedback given to complainant within 14 working days of receipt of complaint and every five working days thereafter
Is complainant satisfied with resolution?
YES
Complaint closed
NO
5
Either party refers the complainant to a third party for mediation
6 Mediator reviews/ investigates and gives resolution
Are both parties satisfied with the response?
YES
Complaint closed
NO
Either party refers the matter for litigation

Measuring our social performance

In 2021 we completed a social performance toolkit to help us meet local and international standards. The toolkit includes social policies, resettlement guidelines, a human rights due diligence framework, stakeholder database, and SLP guidelines.

Socioeconomic development projects are complex and need to account for a number of dimensions. Our evaluation framework take into account the depth, reach and scope of a project. It also considers the change experienced by beneficiaries which is influenced by the context. The social value impact index as the output of our framework accounts for the following dimensions:

1. The project context - taking into account the socioeconomic and demographic vulnerability of the community
2. The project stakeholders - balancing the reach with the depth of beneficiaries
3. The relevance and appropriateness of the project in meeting needs
4. Whether stated goals are achieved either expressed in short-,medium and/or long-term benefits
5. Whether the positive effects persist of deepen sustainability and social progress

Taking these aspects into consideration a social value impact score is calculated:

Social value score = (Benefits %+ Beneficiaries %) + Vulnerabilities%. In this formula, benefits are counted using a standardised sheet of education related indicators. The beneficiary score is a combination of reach and depth. Vulnerability percentages were obtained from the socioeconomic vulnerability index computed for settlements by the Council for Scientific and Industry Research (CSIR) as part of their Green Book project. The index accounts for various demographic and poverty related dimensions. The scores were normalised to percentages before used in the formula. The maximum score is 100.

IR - 213

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Socioeconomic development *continued*

Theme	Sub theme	Project	Social value score	Project investment	Impact drivers / risk factors
Infrastructure	New school building (entire building)	Leokeng secondary school	49,4	R36,732,233	New school, no long term impacts evident yet.
		Tshologelo technical school	46,5	R17,832,737	Projects fail to realise intended outcomes if equipment are not delivered by the Department of Education as per agreements.
	School halls Building/ renovating a school hall	Taiwe secondary school hall	69,1	R6,099,555	School halls deliver high impact to both the primary beneficiaries (the school) as well as the broader communities. For relatively low investment, they are 'multipurpose' and improve aspects such as school management and parental engagement. Some of the halls are in areas with no other facilities and they therefore contribute to improving the social fabric.
		Embonisweni primary school hall	64,9	R4,749,811	
		Thuto bokamaso hall	66,9	R584,086	
		Sekgwena intermediate school	69,2	R1,574,161	Farm school project deliver high social value for relatively low investment. Due to the high vulnerability, ablution facilities to replace pit toilets, kitchens for food security and classrooms renovations all contribute to quality education and improved quality of life for children.
		Stilte farm school	71	R549,366	
	School renovations	Boikagona primary school	60,5	R5,676,978	Especially in rural areas, renovations contribute to improved safety, wellbeing and education opportunities.
ICT equipment and infrastructure	STEM facilities	Nanabolela secondary school	31,2	R1,428,470	Very few computers produce few FET learners and limits skills, contribution made was more classrooms. Low spend.
	STEM facilities	Mamello senior secondary school	31,1	R1,396,253	Low impact because lack of digital literacy and continual training. Not localised and a lack of integration of technology in schools.
	Equipment	Smartboards	24,9	R3,603,091	Technology hampered by a lack of supporting infrastructure - WIFI, electricity supply, etc. Security of equipment is also a threat for sustainability due to vandalism and crime.

PROJECT SPEND AND IMPLEMENTATION

Sibanye-Stillwater's socioeconomic development spend is guided by the requirements of the Mining Charter, particularly as they relate to the category of Mine Community Development. In 2021, we spent R346 million on socioeconomic development (SED). This amount is for SA operations and includes all our spend on communities and charities, while it excludes what we spent on employees' human resource development and accommodation. R 2,084.9 million spent on the SLP. (2020: R1,734.5 million spent on SLPs). For further details see *Social and Labour Plans* fact sheet. We have also committed an additional R119.4 million over and above our mandatory SLP programmes to CSR; this is inclusive of our US community giving. Through this CSR we benefited 133 organisations (i.e. NGOs, NPOs, schools and early childhood development organisations).

Social closure framework

Our aim is to ensure that host communities can sustain themselves post-mining. To this end, we endeavour to work with local government and other stakeholders to promote alternative economic programmes. In 2021 we established the Social closure working group to guide our decisions on how best to help communities transition towards a post-mining environment.

Our social-closure framework dovetails with SDG 1 (1a), which aims to "ensure significant mobilisation of resources from a variety of sources, including through enhanced development cooperation, in order to provide adequate and predictable means for developing countries, in particular least developed countries, to implement programmes and policies to end poverty in all its dimensions".

We have initiated post closure programmes aimed at mitigating post mining socio-economic impacts. In the West Rand, we initiated Bokamoso Ba Rona (BBR) a pilot programme of our social closure framework, which will at full implementation create a large-scale agriculture and bio-energy hub in the West Rand District Municipality, close to Sibanye-Stillwater's mining operations. Partners include the Gauteng Infrastructure Financing Agency, the Far West Rand Dolomitic Water Association, the Department of Planning, Monitoring and Evaluation, the Merafong City Local Municipality and the Rand West City Local Municipality. The African Development Bank has provided the grant funding for further preparation of the projects under the continental Staple Crop Processing Zone programme; this work will see the conclusion of developer and funder contracts to boost the local economy in agriculture. The BBR secured R6 million from Nedbank and Sibanye-Stillwater through its SLP commitment has earmarked R19 million towards the development of various agriculture initiatives as its contribution to diversity and the regional economy and steering it towards a sustainable development trajectory.

In addition, Sibanye-Stillwater intends to donate over 3000 hectares of land for the development of the West Rand Special Economic Zone (SEZ) as part of the Group's partnership with the Department of Trade, Industry and Competition (dtic) and the Gauteng Provincial Government and the West Rand District Municipality (WRDM). This partnership will catalyse the development of a regional industrial hub while creating the much-needed jobs in the region and alternative industries that can continue to thrive beyond life of mine. We have also partnered with the South African government and Busmark (a local bus manufacturer) who will create a smart bus manufacturing district in Westonaria. In addition, engagements are in progress that could culminate in donation of unused mine assets and approximately 1,000 hectares of land earmarked for the Bojanala Special Economic Zone Company(BSEZC), in the North West province. This initiative aims to promote investment, create jobs, alleviate the over-reliance on the mining industry and create a post-mining economy within the region.

IR - 214

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Socioeconomic development *continued*

SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT

Marikana Renewal

Marikana Renewal was launched in 2020, under the patronage of Archbishop Thabo Makgoba (South African Anglican Archbishop of Cape Town), to create a shared legacy of healing and hope in the wake of the tragic events of August 2012. The pillars of Marikana Renewal are honour, engage and create, and it calls for all stakeholders to work together to rebuild communities where the injured and deceased employees lived.

In 2020, Sibanye-Stillwater partnered with Reimagine SA to undertake an extensive engagement process as to wants and needs of affected communities. At the heart of the Marikana Renewal is the Letsema Process, which calls for an inclusive approach to social and community facilitation through collaborative engagements, and to ensure the delivery of tangible and sustainable programmes for the benefit of the communities around Marikana. In the words of CEO Neal Froneman: "Our customs inspire the Letsema Process: the practice of sitting together and having honest, open engagements as equals. Healing is not an event; it is a journey – one we can take together".

The annual Marikana Memorial Lecture hosts a speaker to address pertinent issues relating to the legacy of Marikana in the national discourse. In 2021 Dr Mamphela Ramphele called for national introspection and the embracing of indigenous knowledge through circles of healing. And, in partnership with YouFM, we engaged key leaders; we also engaged with NGOs and faith-based leaders on the Marikana legacy. A livelihood and food security programme was launched in partnership with faith-based leaders where community members are supported with training and development of organic home gardens.

Sibanye-Stillwater is committed to supporting the families of the deceased miners. Of the 44 victims, the widows or a family representative continue to be in the employment of the company, additional counselling support has been offered to widows and their children and the company has continued with its commitment to deliver the balance of the houses for families who have not yet benefited from the AMCU Trust. Sibanye-Stillwater committed to building 16 houses, which will be handed over to the families in the Eastern Cape, Mpumalanga, North West province (Mafikeng), Northern Cape (Kimberley) and Lesotho. In 2021, the Patron also met stakeholders in Marikana and visited families in the Eastern Cape and Lesotho. Eight of the 16 houses have been delivered and eight are at various stages of construction.

Through the Sixteen-Eight Memorial Trust, Sibanye-Stillwater continues to support dependants with funding for education up to university level for 139, beneficiaries. Thanks to the trust, Mandla Yawa graduated with a PhD in Agriculture.

The Trust has spent R48.5 million since its inception. For more information see: *www.sibanyestillwater.com/features/marikana-commemoration*

Social impact

As per the Zambezi Protocol, Sibanye-Stillwater subscribes to the principle of optimising mineral resources based on a foundation of trust and constructive partnerships between government, business, labour and doorstep communities.

Fundamental to this process, is understanding the unique contexts of each operating environment with a view of determining shared value and ensuring sustainability beyond mining. During 2021, we developed socio-economic profiles that unpack the nuances of host areas – population statistical profiles for e.g. how many unemployed youths, the gross value add of the mining sector contribution to the municipality and the key triggers in each community to stop the cycle of poverty (in the context of a child, a woman and a miner). This information has enabled us to identify priorities and impediments to trust building and development, which are the cornerstones of sustainable socioeconomic compacts. We intend to use the template of our Good Neighbour Agreement (GNA) in the US to build trust with community groups across all our operations.

West Rand
Lejweleputswa
Marikana

Corporate social responsibility (CSR)

We benefit communities through two distinct programmes: SLP and CSR. Our CSR focus areas are support for the vulnerable (women, children and people living with disabilities), education, youth development through sports, sanitation, conserving the environment, empowerment, and food security. For 2021, the following programmes were delivered:

- Donated 34 wheelchairs in SA operational footprint
- Donated office equipment and income generating assets to six disability centres and a community organisation
- Refurbished two Early Childhood Development (ECD) centres in SA gold operations and constructed a new ECD centre in our SA PGM footprint
- Donated 548 trees, to ECD centres and schools
- Donated sports equipment to community based sport teams and refurbished school sporting facility
- Cleaned up public areas in local communities in our SA gold operations
- Provided seed boxes, tunnels, drip irrigation and extensive training to communities to establish food gardens
- Instituted anti-gender-based violence campaigns across communities; renovated victim empowerment centre; donated sanitary towels and dignity packs in our SA Gold and PGM host communities;
- Refurbished community skills centre and donated ICT equipment
- Built stalls for hawkers in the Rand West City Municipality

IR - 215

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Socioeconomic development *continued*

SA operations: socioeconomic development (SED) expenditure (R million)

	2021			2020			2019		
	Total	Gold	PGMs	Total	Gold	PGM	Total	Gold	PGM[2]
Local economic development projects[1]	139.1	63.3	75.8	77.8	18.2	59.6	62.2	7.7	54.5
Human resource development									
Communities[1]	93.9	49.9	44.0	71.6	36.3	35.3	78.0	41.5	36.5
Health	11.3	10.6	0.7	7.5	7.0	0.5	8.5	7.5	0.9
Education	8.6	2.2	6.4	5.6	3.3	2.3	2.9	1.3	1.5
Arts and culture support	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.1
Sport	9.7	9.7	0.0	12.3	5.7	6.6	0.0	0.0	0.0
Conservation and environment	6.7	0.0	6.7						
Donations and charitable gifts	70.2	8.2	62.0						
Community development	6.9	2.1	4.7	20.2	8.2	12.1	0.6	0.6	0.0
Total SED	346.5	146.0	200.5	195.1	78.6	116.4	152.0	59.0	93.0

[1] *Line item also included in the SLP definition*

[2] *Includes Marikana operations for seven months from June 2019 to December 2019*

SA operations: SLP spend 2021 (R million)

	2021			2020		
	Total	Gold	PGMs	Total	Gold	PGM
Local economic development projects	139.1	63.3	75.8	77.8	18.2	59.6
Human resource development – communities	93.9	49.9	44.0	71.6	36.3	35.3
Human resource development – employees[1]	900.7	372.1	528.6	713.0	281.3	431.7
Housing and living conditions expenditure[1]	951.0	666.1	285.0	868.2	625.7	242.5
Management of downscaling and retrenchments (provision of alternative skills training)[2]	0.1	0.01	0.1	3.8	0.3	3.6
Total SA SLP spend	2,084.9	1,151	933.5	1,734.5	961.7	772.7

[1] *Excluded from the updated definition from the SED expenditure on the previous table*

Corporate social responsibility in 2021 (Rm)[1]

	Group	[1]US PGM	[2]Total	Gold	PGMs
2021	119.4	5.9	113.5	32.8	80.6
2020	52.2	6.6	45.6	24.1	21.5
2019	17.9	5.8	12.1	9.5	2.54

[1] *The annual CSR investment by the US PGM operations of US$400,000 is over and above the social spend by the US government enabled by taxes paid. Exchange rates used to convert US PGM expenditure per year in 2021 is R/US$14.79; in 2020 it was R/US$16.46 and 2019 R/US$14.46*

[2] *CSR investment for the SA operations is included in the socio-economic development table above*

COMMUNITY TRUSTS

With the acquisition of the Rustenburg operations in 2016, Sibanye-Stillwater concluded a 26% B-BBEE transaction. In terms of this transaction, 26% of the Rustenburg entity is held jointly by the Rustenburg Mines Community Development Trusts (24.8%), the Rustenburg Mine Employees Trust (30.4%), Bakgatla-ba-Kgafela Investment Holdings (24.8%), and Siyanda Resources (20%).

During 2020, dividends to the value of R15 million - R15 424 292.00 were paid out to the Rustenburg Mine Community Development Trust, which supports community-based organisations and NGOs that work with the Rustenburg Local Municipality. In the Madibeng Local Municipality, the Lonplats Marikana Local Economic Development Trust and the Bapo Ba Mogale Local Economic Development Trust continued with their initiatives, including skills development for unemployed youth and other programmes within the local community.

IR - 216

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Socioeconomic development *continued*

US PGM OPERATIONS

Social operating context

Our US operations are in two pristine rural counties of Montana. The context here is starkly different to that of South Africa, with contrasting levels of socioeconomic development. Montana's Hard Rock Mining Impact Act (HRMIA) legislates for large-scale mining to address the needs of the host community before or as they arise. Through our compliance to the HRMIA we meet infrastructure needs for schools and other public services.

The US PGM operations significantly contribute to the local economy. An independent economic impact study undertaken by the Bureau of Business and Economic Research in 2020, based on 2019 financial data, noted that we create an output of US$3 billion, which is over 3% of Montana's entire economic output.

Our CSR initiatives include the Community Giving Team, led by employees, who offer charitable support to doorstep communities. In 2021, the team provided US$400,000 in support to local non-profit organisations. In addition to Sibanye-Stillwater's support, we worked collaboratively with financing partner Wheaton Precious Metals who contributed US$160,000 to our local community non-profit organisations. In 2021, Sibanye-Stillwater supported simulated emergency response training for local emergency responders, supported the refurbishment of an American Legion post that serves as a community gathering location, funded the refurbishment of historic Yellowstone National Park buses, and sponsored a state wide non-profit that partners with private landowners to offer permanent protection to their lands.

In addition to community-giving activities, the US PGM operations also sponsored community activities such as the Northern Ag Network's "Tow Rope Tour" in the community of Big Timber. Born out of a need to help our neighbours during the pandemic, this event honoured local "home town heroes" in agriculture. Honourees included a cattle women's group that provides local meat to local schools, a conservation non-profit dedicated to protecting open space, wildlife, and ranching heritage, and a local tea enthusiast and importer. In 2021, the region near the US PGM operations experienced one of the worst droughts on record, and we wanted to let our neighbours in agriculture know how much we appreciate them through this Tow Rope Tour event.

The Community Giving Team has an annual Volunteers of the Year award ceremony to recognise employees for their contributions.

US operations: social activities and related expenditure (US$)

	2021	2020	[1]2019
Community projects (37%)	148,000	198,050	154,945
Education (25%)	100,000	59,730	118,380
Emergency and rural healthcare services (23%)	92,000	124,720	39,700
Environmental stewardship (15%)	60,000	17,500	27,400
Total	**400,000**	**400,000**	**340,425**

[1] *Youth activities expenditure for 2019 was US$58,142 bringing the total social spend to US$398,567*

US local procurement expenditure

	Total procurement (US$m)	Local procurement spend (US$m)	% of local procurement
2021	439	173	39
2020	399	93	23
2019	335	103	31

Stakeholder engagement

In 2021 our US PGM operation put a formal stakeholder engagement process in place.

Good Neighbor Agreement (GNA)

The GNA, established in 2000, is an agreement between our US operations and the surrounding communities represented by the Northern Plains Resource Council, the Stillwater Protective Association and the Cottonwood Resource Council.

The GNA is a framework for collaboration in protecting the natural environment while encouraging responsible economic development. It legally binds us to certain commitments and holds us to a higher standard than that required by federal and state regulation. Although the GNA is a legally binding contract, it has over the years evolved into a dynamic document that can be adapted to meet new needs and improve delivery.

Our commitments include transparent and productive interaction with all affected stakeholders, using the GNA as a vehicle for dispute resolution and positive stakeholder engagement.

For further information, *see Working together: The Good Neighbor Agreement* fact sheet *www.sibanyestillwater.com/news-investors/reports/annual*

IR - 217

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Socioeconomic development *continued*

PROCUREMENT AND ENTERPRISE DEVELOPMENT

Procurement is the most cost-sensitive area of the business. However, Sibanye-Stillwater understands that through the purchase of goods and services we have an opportunity to include marginalised people into the mainstream economy and to promote socioeconomic development. In South Africa, the Mining Charter subscribes to this idea and seeks to increase the inclusion of HDPs, women and youth in the economy through procurement.

With the gazetting of the third iteration of the Mining Charter in September 2018, the procurement targets, particularly as they relate to goods and services spend with women- and youth-owned companies, was considerably revised. The targets are to be achieved over a five-year period for mining goods and within a two-year period for services rendered.

The targets include:

- A minimum of 70% of mining goods procurement must be spent on South African manufactured goods, of which 70% shall be allocated as follows:
  - 21% allocated to South African manufactured goods produced by HDP-owned companies
  - 5% allocated to women- or youth-owned companies
  - 44% on B-BBEE-compliant companies
- A minimum of 80% of services rendered must be spent by sourcing from South African-based suppliers, of which 80% shall be allocated as follows:
  - 50% must be spent on services supplied by HDP-owned companies
  - 15% must be spent on services supplied by women-owned companies
  - 5% must be spent on youth-owned companies
  - 10% must be spent on B-BBEE-compliant companies

The 2021 Mining Charter III targets for mining goods were achieved for the majority of our operations; while targets for services were not achieved, except for our Kroondal operation. Achieving these procurement targets is important for regulatory compliance and to give meaning to our ESG commitments. However, suppliers who fit the criteria are not always available. Below we detail various initiatives to address the shortfall.

Coupa Business Spend Management platform

In 2020 the Group adopted Coupa's Business Spend Management platform for a range of functions, including procurement. Rollout began at our SA gold operations in 2020 and was completed for all our SA operations in 2021. With Coupa, we have streamlined the supplier registration process and built up a database of 900 doorstep suppliers, helping to ease these entrepreneurs and small companies into our procurement process and encourage the growth of micro-, small- and medium-sized enterprises. In 2021, a total of 10% of the procurement budget was spent through these companies.

SA operations: discretionary BEE procurement[1] (%)

	2021		2020	
	Mining goods Target 70%	Services Target 80%	Mining goods Target 70%	Services Target 80%
Gold				
Beatrix	70	76	68	58
Cooke 1, 2 and 3	55	65	59	66
Cooke 4	70	40	75	68
Driefontein	69	73	68	76
Kloof	75	76	69	68
PGM				
Kroondal	89	82	78	83
Rustenburg	85	51	81	79
Marikana	77	65	62	75
Total	**79**	**65**	**70**	**75**

[1] *The Mining Charter's procurement targets apply to procurement that 'excludes non-discretionary procurement expenditure' – this excludes expenditure that cannot be influenced, such as procurement from the public sector and state enterprises. Procurement targets therefore apply to discretionary expenditure over which Sibanye-Stillwater has influence*

IR - 218

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Socioeconomic development *continued*

SA operations: total empowerment spend

	2021		2020	
Black-owned[1] (historically disadvantaged South African) businesses	**R million**	**% of total spend**	**R million**	**% of total spend**
Male-owned	9,416	40	7,097	40
Women-owned	4,753	20	3,463	20
Total	**14,169**	**60**	**10,560**	**60**

[1] *Ownership greater than 51%*

SA local discretionary and BEE procurement expenditure

	Total discretionary procurement (Rm)	[1] HDPLocal BEE procurement spend (Rm)	% of BEE procurement
2021	**R23,496**	**R16,442**	**70**
2020	R17,649	R12,656	72
2019	R19,622	R14,529	74

[1] *HDP ownership greater than 25%*

Enterprise development: To ensure the meaningful inclusion of local suppliers Sibanye-Stillwater engaged the services of two enterprise development companies, Phakamani and Black Deal. Their support programmes offer coaching in a range of areas including financial management, business planning and proposal writing.

Not only have these companies helped suppliers, through mentoring and training, to build capacity, they have also provided guidance in everything from financial management and bookkeeping to business planning and proposal writing. In 2021, 350 suppliers participated in the training programme and 300 loans were disbursed totalling R113.2 million.

Compliance is being hampered by the fact that some of our largest suppliers (average annual spend of R50 million to R200 million a year) are not black empowered, or are falling short in their empowerment credentials. We engaged with suppliers on their empowerment journey. Our strategy includes engagements with 20 suppliers at a time, allowing them six months to come up with a transformation plan. And we provide guidance for those companies willing to pursue empowerment transactions to enhance their B-BBEE status. In the instances where companies are not willing to comply, we test the market for alternatives.

We have a six-step approach to gaining traction in meeting the services targets of the Mining Charter:

1 YOUTH AND WOMEN-OWNED SUPPLIERS
• Identify further opportunities
• Review suppliers across operations
• Tender opportunities identified to increase spend
2 INCLUSIVE PROCUREMENT
• Project manager appointed to review non-compliant suppliers with the commodity team and ED
• Identify contract for inlcusive procurement from non-compliant suppliers
3 DOORSTEP SUPPLIERS
• Update/Validate our doorstep supplier with missing / old information
• Confirm the existing doorstep suppliers' capacity
• Introduce doorstep supplier through the ESD programme
4 RING-FENCED PROCUREMENT
• Ring-fenced procurement process (commodities / opportunities)
• Identify any community supplier gaps
• Engage ED to assist with the gaps
5 TRAINING AND DEVELOPMENT
• Business acumen training (though Phakamani)
• Utilise our suppliers to train / incubate our community entrepreneurs, align with inclusive procurement
6 FUNDING
• Phakamani Funding Programme – R63 million approved loans
• Supply Chain Fund – R43 million (111 approved loans)
• CEO Fund – R20 million (nine approved loan)
• Overall jobs created – 1 135

We advertise all tender opportunities on our website. We hold bi-weekly meetings with small-, medium- and micro-enterprises to discuss opportunities and to provide support as needed. We include, where possible, tender conditions to source labour from local communities, and to sub-contract to local enterprises where possible.

IR - 219

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Socioeconomic development *continued*

Enterprise Development Fund

In March 2020 we created a CEO Enterprise Development Fund to help local entrepreneurs join our supply chain. The fund is mainly for SMMEs who need capital to purchase assets or goods to fulfil an order. The fund is capitalised to the value of R65.5 million.

2021	Supply chain fund	CEO Fund	Total
Loan target	60	—	60
Number of loans approved	286	14	300
Funds approved by investment committee Rmillion	R77	R36	R113
Number of jobs created and sustained	2,148	583	2,731
Number of SMMEs supported	95	10	105
Female entrepreneurs supported	101	5	106
Youth entrepreneurs supported	105	4	109
Enterprise development transactions	17	5	22
Total funds disbursed (Sibanye-Stillwater and IDF) Rmillion	R63	R32	R94
New venture creation (NVC) training	15	—	15
Business accelerator programme (BAP) training	680	—	680
Coupa training	760	—	760
New enterprise development supplier introduced	—	—	—
Enterprise development validation	7	—	7
Funds recovered (2020 transaction) Rmillion	R44	R3	R47
Funds recovered (total for Sibanye-Stillwater) Rmillion	R120	R24	R144
Recovery rate	95.97%	32.81%	89.38%

CASE STUDY

There is a sweet spot in some of our sustainability projects whereby social, environmental and regulatory goals are met by a single project. The nature of our operations is such that there is significant landscaping work to be done, particularly when meeting our post-mining rehabilitation obligations. Tasks include demolition, pit-filling, grass-planting and earth removal. These activities can be broken down into manageable chunks, ideally seen to by smaller businesses who meet BEE criteria.

While it is sometimes more convenient to contract out a big company for demolition or rehabilitation, the opportunity is to empower local communities, particularly since they are the very people who will need to sustain themselves in these areas once mine operations have ended. And, as mentioned, combining social, environment and economic aspects to empower local communities is the aim.

Open pit rehabilitation by Charonamix:

Open pits are a danger to the community, particularly for children. Open pits are also used by illegal miners to enter the underground environment. Charonamix is a fully black-owned entity who specialises in filling opencast pits and rehabilitating the land with indigenous grasses.

Charonamix is performing its rehabilitation work near the residential area of Mohlakeng, directly west of Johannesburg. Mohlakeng is home to 55,000 people, many of whom lack formal employment. When Charonamix began their operations they made every effort to engage the community, knowing that local people would not take kindly to being left out of economic opportunities.

Charonamix employed 22 people, mostly from the area, and then trained them in operating the loaders and other heavy machinery needed for the rehabilitation work. Charonamix also took care to emphasise safety as an operational priority; and it prioritised women empowerment and mentorship in skills and career development.

Charonamix also took every effort to engage the local community and explain their commitment to upliftment and local employment. The upshot is that they have a good and supportive relationship with the Mohlakeng community; by extension Sibanye-Stillwater's reputation has also been enhanced within this community.

Once the land has been rehabilitated, Charonamix will develop a park for children to play in, including a soccer pitch.

IR - 220

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Socioeconomic development *continued*

Human rights and ethics: inside and out

Human rights

Respect for human rights is fundamental to the culture of the Group and is reflected in our CARES values. As a basic minimum to respect human rights, we adhere to national legislation and to the International Labor Organization (ILO) guidelines. Our commitment to the ICMM principles (specifically principle 3) requires that we respect the human rights of employees and communities affected by our activities. It is the responsibility of our Social, Ethics and Sustainability Committee to ensure that the Group monitors and reports on whether it produces social benefits and whether it violates human rights.

Our Human Rights policy statement is aligned to the ICMM, UNGC and World Gold Council Responsible Mining Principles. Our sexual harassment policy, leave policy and disciplinary procedure are examples of other human rights-related internal policies that guide behaviour. These include provisions for: eliminating harassment, bullying and discrimination; freedom of association; eradication of forced labour; ending modern slavery and human trafficking; prohibition of child labour. Thus, aligning us with SDG 8.7.

Security and human rights

Sibanye-Stillwater Protection Service is aligned to the Voluntary Principles on Security and Human Rights. During the contracting process, security service providers must present evidence that they adhere to the Code of Conduct for Security Service Providers and that their employees are trained in human rights. Adherence to the Human Rights policy statement and Code of Business Conduct is managed within the terms and conditions agreed to between the parties. Security service providers are audited annually regarding compliance.

Security staff training on human rights

	2021		2020		2019	
	Employees	Contractors	Employees	Contractors	Employees	Contractors
SA PGM	264	408	73	701	81	24
SA Gold	615	194	257	432	588	296
US PGM	N/A	26	NA	15	Not previously tracked	
Total	879	628	330	1,148	669	320

Whistleblower reports – non-compliance, bribery and corruption 2021

We have a whistleblowing toll-free number, as well as postal address, website and email to report unethical or undesirable behaviour. Communication is handled by an independent third party and identities are protected. We also have a Whistleblowing policy and Fraud response plans, applicable to the jurisdiction of operation.

Our risk assessments include screening suppliers and the investigation of anonymous bribery and corruption tip-offs. We report the outcome of these investigations.

Investigators (including internal audit staff) may not, without prior authorisation, disclose the nature of the investigation, or any content related to it, to persons other than those who instructed them to carry out the investigation.

Performance

In all, 416 incidents (2020: 355) relating to employee dishonesty (fraud and assisting illegal mining) were reported at Sibanye-Stillwater's gold operations, leading to 433 (2020: 413) employees, including contractors, being subject to discipline. At the SA PGM operations, 54 incidents of corruption (2020: 98) were reported, with 29 employees (2020: 117) charged and disciplined in terms of our Code of Ethics (details in the table).

A total of 312 anonymous calls (2020: 309) were received during 2021 at the SA operations, with most of these relating to fraud and corruption. Many of the calls provided valuable leads, which were investigated.

Those concerned were charged and disciplined in terms of our Code of Ethics, as well as being subject to criminal investigation if their misdemeanour included law-breaking. Crimes are recorded on the crime management system, and are investigated.

The US PGM operations had nine incidents: four for BOCP (breach of company policy), one for theft, one HR-related and three other incidents relating to mine noise and a social and ethics query.

IR - 221

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Socioeconomic development *continued*

Anonymous calls in SA and US operations

Area	2021	2020[1]
Fraud	114	106
Breach of company policy	85	108
Procurement fraud	10	6
Corruption	22	14
Illegal mining	11	21
Theft of mine property	13	14
Time and attendance fraud	2	1
Industrial action	0	0
Theft of GBM	7	6
Arson	0	1
Trespassing	1	0
Human resource related issues	13	8
Theft of PGM[2]	3	2
Copper theft	2	2
Other	29	20
Total	**312**	**309**

1. Includes US PGM operations – four calls for breach of company policy and one for HR issues

2. Theft of PGM, as category added

Human rights due diligence

The Human rights steering committee engaged with human rights experts to conduct a human rights impact self-assessment (conducted in Q1 and Q4 2021) as a pre-cursor to a human rights due diligence, to be conducted in 2022. The self-assessment indicated that Sibanye-Stillwater is aligned with the UN guiding principles on human rights. This bring us closer to alignment with human rights due diligence requirements by the ICMM and UNGC.

See page 213 – a summary of the Complaints and grievance procedure.

Heritage

Sibanye-Stillwater has over 500 heritage sites across its SA operations, including grave sites, iron age and stone age sites, historical mine buildings and infrastructure over 60 years old. (*See Minimising our environmental impact, page 203*).

Resettlements

While there have been no resettlements or plans to resettle communities, the company notes that in the life of its operations it might need to resettle communities. To this end, in 2020, the company engaged with peers to benchmark best practices and finalised a resettlement framework, included in the social performance toolkit, that covers the rights of affected stakeholders, complies with legislation and is in line with international best practices.

Supply chain

During 2020, Sibanye-Stillwater sent an ESG related questionnaire to vendors (using the Coupa digital platform). Thus far, from a total of over 3,000 suppliers, 1,000 responded to the questionnaire. We will continue to encourage all suppliers to fill out the questionnaire. In September 2021, we held an ESG supplier day to create further awareness about ESG-related matters. We also commenced with the validating of suppliers (focusing on the bigger ones) against ESG criteria. In 2021 an independent service provider reviewed 11 suppliers; and we plan to continue to verify a further 50 in 2022. Of the 11 audited in 2021, we are following up with the five who achieved unsatisfactory audit scores.

Within our standard terms and conditions for suppliers, they must follow a range of legislation relevant to human rights as well as adherence to our own policy statements and Code of Business Ethics.

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

Fair labour practices

As per SDG 8.8, we endorse the target to "Protect labour rights and promote safe and secure working environments of all workers, including migrant workers, particularly women migrants, and those in precarious employment".

All employees are subject to vetting procedures, including the verification of age, criminal record checks as well as medical fitness assessments. We support collective bargaining and freedom of association, and is governed by labour legislation. *See Empowering our workforce, page 167.*

We also have an anonymous and independently managed tip-off line. *See Corporate governance, page12.*

IR - 222

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | **OUR PERFORMANCE** | REWARDING DELIVERY | ANCILLARY INFORMATION

Socioeconomic development *continued*

FUTURE FOCUS

SA OPERATIONS

- The priority for social performance in 2022 is benchmarking and developing baselines that provide for a clearer understanding of the challenges facing communities and the value that can be created by the Group to ensure programmes are impactful and sustainable
- Key to this is building sustainable relationships with all stakeholders (government, local communities, NGOs, other companies) to ensure that we rebuild trust and promote collaboration
- Regulatory compliance and delivery of SLPs will be fast-tracked to make up for delays caused by COVID-19 regulations and lockdown in 2020

US PGM OPERATIONS

- Leaders in environmental and social collaboration
- Fully functioning stakeholder engagement and grievance process
- Women-in-Mining resource group fully enabled

we are one
Sibanye Stillwater
Reteng Masilo Disability Centre
Sibanye-Stillwater, a community that CARES
A Social and Labour Plan project in partnership with the Department of Mineral Resources & Energy and Bapo Mogale Traditional Authority.
mineral resources & energy

IR - 223

03 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Governance in sustainability: our considered decision-making

COMMITMENT TO ESG PERFORMANCE

Our Social, Ethics and Sustainability Committee is responsible for implementation of our ESG and sustainability strategy. According to Section 72(4) of the Companies Act, the Social, Ethics and Sustainability Committee is legally obliged to oversee our social and environmental contributions (or detriments).

The CEO, holds direct line of sight on the Sustainability portfolio through the SVP: Sustainability and ESG as a direct report. The leadership in sustainability and its design, is exercised through the SVP who forms part of the CEO's strategic advisory office.

Internally, the strategy is managed through two committees, the ESG Strategy Committee (a sub-committee of the Group C-suite established in 2020 to oversee ESG as per expectations) and the ESG Operations Committee responsible for execution and implementation. Both committees are chaired by the SVP: Sustainability and are collectively r responsible for considering all issues of sustainability and the reporting detail tabled at the Social, Ethics and Sustainability Committee.

To further, anchor group wide accountability, ESG has been included as part of our long-term incentive scheme applicable to Senior management which aims to align interests and actions across the Group. see *Remuneration report, page 246*.

Our ESG commitments are verified through various third party associations. During 2021, we have reviewed and updated key ESG related policies and position statements which have been approved by a policy oversight committee and available at *www.sibanyestillwater.com/sustainability/reports-policies*.

ICMM (International Council on Mining and Metals)

The ICMM mandates members to implement their Mining Principles and performance expectations (see *www.icmm.com/en-gb/about-us/member-requirements/mining-principles*). It also requires that we use the Global Reporting Initiative (GRI) Sustainability Reporting Standards to publicly report on our sustainability performance. And this must be assured annually by a third party.

We were accepted as a member of ICMM in February 2020 and were given two years to resolve our reporting gaps. These gaps have been addressed and stage 5 of the ICMM membership will be concluded during H1 2022. We continue to assess ourselves against the ICMM principles and performance expectations (see *supplementary disclosure ICMM self-assessment*, *www.sibanyestillwater.com/news-investors/reports/annual*).

ICMM Climate Change Statement

In October 2021 the ICMM committed to a goal of net zero Scope 1 and 2 GHG emissions by 2050 or sooner, in line with the ambitions of the Paris Agreement. As an ICMM member we were party to this commitment. (See *www.sibanyestillwater.com/sustainability*).

Extractive Industry Transparency Initiative (EITI)

Membership of the ICMM requires that we endorse the Extractive Industries Transparency Initiative (EITI). Of the countries in which we operate or have interests, Argentina (Altar project) is the only subscribing country to the EITI where we have exposure. However, Argentina joined the EITI in 2019, and still has to be assessed against the EITI standard before it becomes applicable.

We take note of the expectations for EITI and are working towards alignment. See *Position Statement on Transparency of Mineral Revenues*, *www.sibanyestillwater.com/sustainability/reports-policies.*

Global Reporting Initiative (GRI)

Our membership of the ICMM requires that we report against the GRI Standards. The GRI provided the world's first global framework for sustainability reporting and today offers the world's most widely used sustainability disclosure standards. See *GRI Content Index 2021* at *www.sibanyestillwater.com/news-investors/reports/annual*

UNGC (United Nations Global Compact)

In October 2020 we joined the UNGC at Participant engagement level. In 2021 we completed the SDG Ambition and Acceleration programme, which commits us to making their 17 SDGs part of our core business decisions. We also participated in their Climate Ambition Accelerator programme.

Our membership enables us to drive impact on specific goals and to communicate our progress by referencing their trusted reporting framework. The UNGC promotes 10 principles for business across four main areas: human rights, labour, environment and anti-corruption. It also encourages business to align with its 17 Sustainable Development Goals (SDGs). This report includes detail on how our ESG activities align to these. For our scorecard on performance against the SDGs see *Progressing the UN's SDGs* supplement.

London Platinum & Palladium Market (LPPM)

In October 2021 our Precious Metals Refinery retained its Responsible Sourcing accreditation from LPPM for our platinum and palladium material. (See *www.sibanyestillwater.com/sustainability)*.

WGC's Responsible Gold Mining Principles (RGMPs)

Up until recently there was no single coherent framework that defined responsible gold mining. To rectify this, the WGC created its RGMPs. The WGC worked with the ICMM to create an equivalency table, simplifying implementation and assurance. The 10 principles are clustered according to the three categories of ESG and must be verified by an external assurer to earn WGC accreditation. In 2021, we submitted a report, with the external assurer's opinion, to the WGC. (See *www.sibanyestillwater.com/sustainability/reports-policies*)

We are making use of the equivalency benchmark between the WGC's RGMPs and the ICMM's Mining Principles and Performance Expectations. We are seeking third-party assurance of the RGMPs in 2022.

IR - 224

03 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Governance in sustainability: our considered decision making *continued*

International Platinum Group Metals Association (IPA)

The IPA is a non-profit association for companies in the PGM industry. Its members represent the "leading PGM mining and fabrication companies" (of which Sibanye-Stillwater is one). While the IPA do not provide accreditable standards, they do promote progress in the improvement of health, safety and the environment and are a useful resource for following best practice.

Initiative for Responsible Mining Assurance (IRMA)

East Boulder (US PGM operations) completed a self-assessment of IRMA as part of IRMA's pilot phase. East Boulder is working towards IRMA certification by 2023.

Our SA PGM operations will do IRMA self-assessments during 2022 and will continue with the certification process during 2023. Our aim is for IRMA certification of all our SA PGM operations by end of 2025.

International Organisation for Standardisation (ISO)

The ISO describes their standards as "a formula that describes the best way of doing something". Their quality management standards are to improve efficiency and reduce product failure. Their environmental management standards (EMS) are to reduce environmental impact and waste and to improve sustainability. And their health and safety standards are designed to reduce accidents and illness.

Sibanye-Stillwater has embarked on a drive to certify operations with these standards. In 2021 all our South African operations had achieved ISO 45001 (Occupational health and safety) certification, or recommendation from the auditors for certification.

In 2021 our US operations achieved ISO 14001 (Environmental management) certification; Marikana maintained its ISO 14001 certification; SA gold operations were ISO 14001 certified; and Kroondal and Rustenburg operations (SA PGM) achieved ISO 14001 certification.

During 2021, ICT management appointed PwC to conduct an ISO 27001/2 (Management of information security) gap assessment with the aim of achieving full ISO 27001 certification by mid-year 2022.

Task Force on Climate-Related Financial Disclosures (TCFD)

We are aligning our strategy and reporting to the TCFD framework, which consists of four thematic areas: governance, strategy, risk management, and metrics and targets. In August 2021, PwC completed a diagnostic assessment and a roadmap for us to meet TCFD's recommendations. PwC's recommendations have been escalated to the Board, to be actioned in 2022. We have already actioned some TCFD governance recommendations, by enhancing the Board's oversight on climate change and giving Board members training on climate change. Our annual disclosure to the CDP forms part of TCFD compliance. See *supplementary disclosure Climate Change related disclosure: TCFD, www.sibanyestillwater.com/news-investors/reports/annual.*

CDP

CDP is a non-profit global environmental disclosure platform. Their annual environmental disclosure and scoring process is widely recognised as the gold standard of corporate environmental transparency. Investors across the globe request that companies disclose through their platforms. Our 2021 rating for climate change action and disclosure was B, as compared with the average of B- for our category 'Metallic mineral mining', putting us in the top 28% of peer companies. For the first time we submitted disclosures on water security to the CDP, achieving a creditable A- and besting the B- average for our sector. (See *www.sibanyestillwater.com/sustainability*).

FTSE4Good

The global index provider FTSE Russell created the FTSE4Good Index Series as a benchmark for ESG investors. We are a constituent of this Index Series, which demonstrates our strong ESG practices. (See *www.sibanyestillwater.com/sustainability*).

The JSE partnered with FTSE Russell in 2015 to promote corporate sustainability. One result is the FTSE/JSE Responsible Investment Index (J113) for companies that meet the minimum FTSE Russell ESG rating (2.5). We are a constituent of this Index Series. (See *www.sibanyestillwater.com/sustainability*).

Bloomberg Gender-Equality Index (GEI)

The GEI "tracks the performance of public companies committed to disclosing their efforts to support gender equality through policy development, representation and transparency" (from Bloomberg's website). The index helps companies improve their reporting on gender and benchmark themselves against a global standard; and it helps investors identify companies who are committed to gender equality. In 2022 we were included in the Bloomberg GEI, one of 417 companies globally and one of only nine in South Africa. Our inclusion is evidence of a high level of disclosure and overall performance across the framework's five pillars. (See *www.sibanyestillwater.com/sustainability*).

National Biodiversity and Business Network of South Africa Biodiversity Disclosure Project (NBBN)

Based on our 2020 biodiversity disclosures, we were rated fourth out of 327 JSE-listed companies and 27 SOEs by the NBBN. (See *www.sibanyestillwater.com/sustainability*).

International Cyanide Management Code (Cyanide Code)

The Cyanide Code is a standard to certify safe practices for those who produce and transport cyanide in the gold and silver mining industry. It is aimed at reducing toxic risk to employees and communities and to the environment. It was developed by UNEP (United Nations Environmental Programme) and run by a multi-stakeholder steering committee. In April 2022 we are commencing with certification audits of Driefontein and Kloof operations.

DUE DILIGENCE

Considered decision-making is embedded in our due diligence process prior to acquiring new assets. Our ESG due diligence may include, among others, environmental licence to operate, usage of scarce resources, labour practices, safety and health, engagements, anti-bribery and anti-corruption practices, accounting standards, and sanctions relating to ESG.

IR - 225

04 REWARDING DELIVERY

Remuneration at a glance	227
Part 1: Background statement	229
Part 2: Remuneration policy	234
Part 3: Implementation report	248

COMMITMENT
ACCOUNTABILITY
RESPECT
ENABLING
NO

IR - 226

04 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report

REMUNERATION AT A GLANCE

Our remuneration philosophy is aimed at:

- **Delivery of our purpose, strategy and targets, ensuring Sibanye-Stillwater creates value for stakeholders over the short to long term**
- **Recognition and reward for excellent performance**
- **Pay parity for comparable roles (internally and externally) and fair differentiation of pay as per levels of responsibility**

Shareholder feedback

Dissenting votes at the 2021 AGM on remuneration-related resolutions		
Remuneration policy	Implementation report	Non-executive directors' fees
11 %	20 %	7 %

REMUNERATION POLICY 2022

A SNAPSHOT

The Remuneration Committee approved the following additions and changes to our remuneration policy for 2022:

- Cross-jurisdiction remuneration benchmarking to support internationalisation of the Group and of senior leadership
- Harmonised policy on incentives for safety and ESG performance
- Malus and clawback provisions for senior management incentive plan
- Minimum shareholding requirements plan for senior leadership

Summary of remuneration policy

		Total guaranteed pay (TGP)	Short-term incentives (STI)	Long-term incentives (LTI)
WHY	our aim	Attract and retain skills	Delivery on operational and functional strategies and targets	Delivery on longer-term shareholder value creation
WHO	participates	All permanent employees	All permanent employees	VPs and and above
WHEN	paid/performance period	Monthly	Annual, combined with an eighteen-month deferral	Three years
WHAT	is measured	Market aligned (peer benchmarking)	Personal performance scorecard and operational delivery scorecard	Sustainable shareholder value delivery scorecard
HOW	paid	Cash (base salary and benefits)	Cash and share-based cash	Share-based cash

Planned on-target remuneration mix for CEO, CxO and EVP

CEO (%)
Threshold
On-target
Maximum
100
28
24
16
32
10
18
12
30
30
0
50
100
CxO (%)
Threshold
On-target
Maximum
100
32
24
16
29
13
19
13
28
28
0
50
100
All EVP roles (%)
Threshold
On-target
Maximum
100
37
24
16
24
16
20
14
25
25
0
50
100
TGP
LTI (ordinary stretch)
STI (cash bonus component)
LTI (max vesting)
STI (deferred share-based component)

IR - 227

04 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

IMPLEMENTATION 2021

A SNAPSHOT

The Remuneration Committee oversaw the following changes in 2021:

- Higher proportion (compared to peers) of incentive pay for executive leadership
- Modified LTI conditions; 20% weighting for ESG performance
- 20% reduction in STI and LTI payments to executive leadership, as a result of high fatalities in 2021

Total remuneration for executive directors and prescribed officers – aggregated (R 000)

	Salary	Pension scheme total contributions	Cash bonus accrued	Accrual of forfeitable share award	Other cash payment	Conditional share proceeds	Other benefits	Termination/ Separation benefits	Total single figure of remuneration
2021	**51,446**	**4,421**	**30,532**	**20,354**	**8,201**	**679,531**	**0**	**0**	**794,485**
2020	55,822	6,008	50,343	28,083	3,612	152,168	357	–	296,393

STRUCTURE OF THE REMUNERATION REPORT

This report is presented in three parts – in compliance with King IV specifications

BACKGROUND STATEMENT:

Background to our workings and activities over the year and our approach going forward (see *pages 229–233*)

1

REMUNERATION POLICY:

Information on how the main components of our executive pay packages will be determined for the 2021 remuneration cycle as informed by our remuneration philosophy (see *pages 234–248*)

2

REMUNERATION IMPLEMENTATION:

How we applied our policy to the remuneration of executive directors and prescribed officers, and to the fees paid to non-executive directors (see pages *248–260*)

3

IR - 228

04 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

PART 1

1

BACKGROUND STATEMENT

Dear shareholders

2021 was another formative year for Sibanye-Stillwater. COVID-19 continued to have a profound impact on economies and society, prompting change on many fronts. The digital-first era is upon us, opening new possibilities for how we work. Global supply chain disruptions have re-shaped markets, resulting in re-alignment to enhance regional supply chain security. New demand for green commodities is creating opportunities for some, while many traditional industries are under threat from societal and technological change. The 2020s will be a decade of disruption, creating opportunities for organisations that find themselves on the right side of the disruption curve.

Sibanye-Stillwater's entry into battery metals is timely, as leadership builds a portfolio of green metals. Organisational adaptability and resilience is essential to embrace new ways of working and respond with agility to global developments. Recognising that our operating context is changing, leadership has modified our strategy. However, for 2021 remuneration determinations, we refer to the previous iteration of our strategy, as depicted below.

Exceptional financial results, as well as sound strategic positioning for growth in a new low-carbon economy, warrant appropriate rewarding. However, the high number of fatal accidents in 2021 gave us considerable pause and in keeping with safety being the central pillar of our intent and performance and, as detailed in Part 3, we applied a significant discretionary downward modifier to both the short-term and long-term incentives this year. We note stakeholders' feedback and continue to welcome their comments and suggestions. These help to refine our thinking and to adapt our remuneration philosophy in consideration of investor sentiment and stakeholder sensitivities.

2021 Strategic focus areas

STRENGTHEN OUR POSITION AS A LEADING INTERNATIONAL PRECIOUS METALS MINING GROUP BY:
Building a values-based culture
Focusing on safe production and operational excellence
Optimising capital allocation
Prospering in South Africa's investment climate
Buidling an operating portfolio of green metals and related technologies
Embedding ESG excellence as the way we do business

IR - 229

04 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Key remuneration disclosure drivers

Growing awareness about ESG among investors is increasing the scrutiny on executive pay. A meritocratic and competitive business culture militates for competitive remuneration. The challenge of ensuring that we incentivise and reward merit and retain top talent on the one hand while also being mindful of addressing inequality continues to exercise our thinking and judgements.

We embrace the new trend for ESG performance to feature more strongly in determining incentive pay and to this end ESG metrics are already included as performance criteria in determining LTI vesting outcomes and we have also introduced malus and clawback provisions, mainly in respect of governance infractions, though also extending to broader ESG imperatives.

The Remuneration Committee devoted considerable attention to these aspects in 2021, in terms of both policy and implementation.

ESG as a factor in remuneration

Our ESG scorecard for determining LTI share unit vesting has been enhanced. This was done in collaboration with the Social, Ethics and Sustainability Committee, with a greater focus on the issues that responsible investors would consider to be materially important. The weighting of ESG performance was retained at 20% for the 2022 cycle, but this may grow in future as we gain confidence that our ESG scorecard is indeed promoting the Group's ESG performance and tracking the appropriate measures. We are determined to keep improving in this area, but we are confident that our approach ranks very highly in terms of global best practice.

The high fatalities in 2021 made us take another careful look at best practices in terms of factoring in fatalities to incentives. Our review of global peers shows disparate responses to this important question.

Targeted reductions in fatalities remain critically important to us as we strive for Zero Harm. This has received renewed focus and effort from management and workers together with the oversight of the Safety and Health Committee. Accordingly, we updated the remuneration policy for the 2022 cycle to consider how fatal risk is managed, giving us authority to invoke malus provisions for fatal accidents or other material ESG events.

This also required our careful consideration as to how this should impact executive incentives. Despite the otherwise good operational performance which resulted in high scores on the various balanced scorecards, we decided to apply our discretion and reduce, by 20%, both the STI payouts for 2021 and the LTI payout for March 2022 due to the high number of fatalities in 2021. We considered this to be an appropriate response and one that signals to stakeholders that safety and ESG is prominent as a primary consideration in determination remuneration.

Indeed, we believe that our evolving remuneration policy is having the desired effect, with the many aspects of ESG becoming more central to our lexicon and with concomitant progressive improvements in overall ESG outcomes notwithstanding the deeply regrettable spike in fatalities.

Remuneration fairness disclosure

In their support for equity and fairness, investment rating agencies are calling for more transparent, consistent remuneration practices. Pay disparity between top and bottom earners remains the most controversial feature of remuneration. Further, issues of race and gender also feature in calls for equity. To this end we appointed an external advisor to conduct a pay parity study per functional discipline of our business. No issues of great significance were found but policy amendments will eliminate any pay disparities that have been noted. The outcome of this, across the board, has been an upward adjustment in pay, totalling an extra R150 million (per year) for middle management and functional specialist level staff.

Sibanye-Stillwater has for several years reported on the Gini coefficient and the Palma ratio to reflect the degree of pay inequality across income bands. While we recognise the emergence of other standard indicators, we will continue to report on these as they allow for comparison on previous years.

IR - 230

04 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Remuneration Committee activities

Summary of activities in 2021

In addition to the standard governance and approval items on the Remuneration Committee's annual work plan, the following matters were addressed:

- Internationalisation of remuneration involving the benchmarking and application of appropriate levels and structures of pay as we continue to grow ever larger as a multinational and multi-commodity business
- Introduction of malus and clawback provisions based on specific trigger events
- In collaboration with the Social, Ethics and Sustainability Committee, enhancing the maturity of the scorecard for evaluation of ESG performance
- Determination of a discretionary 20% reduction in both STI and LTI pay outs in the light of the high level of fatalities in 2021
- Updating policy on how fatalities and other material ESG incidents influence incentive payments
- Monitoring remuneration trends by gender and race
- Finalised the Minimum shareholding requirements plan as an encouragement to senior leadership to take on additional exposure to Sibanye-Stillwater stock

FOCUS AREAS FOR 2022

- Further advance the maturity of remuneration policy and plans per operating region, aligned to international peer benchmarks and defined by the senior management total reward framework
- Review of the monitoring and evaluation arrangements relating to remuneration fairness and parity, and executive pay gap in particular, in the context of global trends and standardisation of indicators
- Critical and technical skills retention programmes
- Continued focus on appropriateness and extent of ESG factors in incentive determinations

Non-binding advisory votes

Shareholders will once again be afforded the opportunity to vote on two separate non-binding advisory resolutions at the forthcoming AGM on 25 May 2022 – one on the Remuneration policy report (Part 2 of this report) and the second on the Remuneration Implementation report (Part 3 of this report).

In the event that either or both are voted against by more than 25% of entitled voting rights exercised by shareholders, Sibanye-Stillwater commits to implement measures, including engagement with dissenting shareholders, in an attempt to address all legitimate and reasonable objections and concerns, and to disclose how these objections and concerns would be addressed in next year's Integrated Report.

At the AGM in May 2021, 11.4% and 20.2% of shares voted were against the Remuneration policy and Remuneration implementation reports respectively.

While both resolutions received votes well above the required majority, we still engaged with concerned shareholders and institutional shareholder advisory services who had expressed reservations relating to how we implemented remuneration in 2020. We acknowledge the concerns expressed and the comments made, some of which have been addressed through our annual remuneration review process. Consistent with our desire to be responsive to our stakeholders, we will continue to evolve our disclosure and interactions in line with deemed best practice.

The table below provides an overview of the main comments and concerns raised by shareholders and proxy advisors, together with our responses. It is noteworthy that several shareholders voted in favour of both the Remuneration policy and implementation reports while registering concerns that were not sufficiently material to warrant a vote against.

IR - 231

04 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Shareholder concerns and feedback

The performance period for LTIs should be longer or there should be an additional holding period and the deferred STIs should be subject to performance conditions

RESPONSE

A three-year vesting period for LTIs is in line with market norms and the Remuneration Committee considers that the three-year vesting period is consistent with the delivery of sustainable superior returns over prolonged timeframes, while promoting sufficient focus on more immediate value delivery. The Minimum shareholding requirements plan further ensures that long-term value is protected, without encouraging unacceptable risk taking. Sibanye-Stillwater has also introduced a two-year trailing performance period and three-year prospective period for the performance conditions (TSR, ROIC and ESG), applicable on vesting of Long-Term Incentives resulting in a five-year performance window.

The deferred STI represents 40% of STI earned for later payment, with exposure to the share price in the intervening period. The Remuneration Committee regards this as an important element in the remuneration mix, ensuring that operational performance is not delivered at the expense of the Group's ability to sustain strong delivery in the immediate future.

The Remuneration policy does not make provision for clawback of incentive payments that were improperly paid

RESPONSE

A malus and clawback provision has been introduced into the incentive plan that addresses this concern.

The Remuneration policy does not include provisions requiring material shareholding by executive management

RESPONSE

The Remuneration Committee has introduced a minimum shareholding requirements plan effective from 2022 that creates expectations and incentive for executive management to hold significant stock (up to 400% of annual guaranteed pay for the CEO). The commitment to hold the target of stock is for the executive's full duration of employment with the Group, with a clawback provision available to the Remuneration Committee in the event that holdings fall below the required level.

Termination payments following change of control should be limited to lower levels than provided for in the policy

RESPONSE

With the exception of the current legacy, executive directors' service contracts are restricted to settlement of outstanding incentive payments. Although policy does not provide for pro-rating of termination payments following change of control, as from 2022 the incentive plan has been updated to allow for performance conditions to be applied to the vesting of LTI awards.

The adjustments related to impact of the COVID-19 pandemic on operations and a positive incentive outcome for safety with nine fatalities during 2020 are not well justified

RESPONSE

The Remuneration Committee stands by its recognition of the exceptional steps taken by management to protect shareholder value during the early stages of the COVID-19 pandemic, and that it would have been unrealistic (and potentially unsafe) to expect delivery and then measure outcomes against the original budgets that were set pre-lockdowns. In addition, the Remuneration Committee was mindful of the substantial personal remuneration sacrifices made by executives to support a humanitarian response during a challenging period at our mine sites. While we respect alternative opinions on how such an unprecedented situation should have been handled, we sincerely believe that shareholder and wider stakeholder interests were well served.

While any fatality at our operations is unacceptable and we strive for zero harm operations, for a mining corporation with the size and scale of Sibanye-Stillwater (employing over 80,000 people), the fatality rate in 2020 represented continuation of the longer term trend of reducing fatal risk. This was also evidenced by reductions in the Serious Injury Frequency Rate that demonstrate management had achieved a meaningful reduction in the risk of high potential safety incidents, especially at the South African PGM operations. The Remuneration Committee has during 2021 developed a refreshed approach for addressing the incidence of fatalities and the impact on short- and long-term incentive payments, which is described in more detail later in this report. We consider that this will provide for fairer reflection of the incidence of fatalities in determining incentive payments than was possible through the policies previously in place.

IR - 232

04 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | **REWARDING DELIVERY** | ANCILLARY INFORMATION

Remuneration report *continued*

Non-executive director fees paid on a fixed rate per annum does not encourage attendance and promote engagement.

RESPONSE

The Sibanye-Stillwater Board and all its committees have exemplary attendance and the independent Board evaluation highlights strong engagement from all the non-executive directors. No change in an annual fixed fee rate (which is considered the normal practice in any event) is required to ensure the directors apply themselves fully and professionally. To the contrary, many non-executive directors participate in additional special meetings when required, with no additional remuneration due. The newly established Investment Committee is remunerated on a per meeting basis due to the need for it to meet on an ad hoc basis as the need arises.

The merit of a per diem allowance for non-executive director travelling is questioned.

RESPONSE

The per diem allowance is considered appropriate and important to compensate directors domiciled outside South Africa in respect of the travelling commitments involved in conducting their duties. It is also fairly common practice. This practice fairly and reasonably supports the attraction and retention of international experience and expertise on the Sibanye-Stillwater Board.

Remuneration consultants

During the year, management (and the Committee) consulted with remuneration experts at PwC to assist with remuneration-related aspects including, among others, benchmarking of remuneration for the executive directors and non-executive directors, design and benchmarking of the C-Suite remuneration structure, review of market practice on the application of fatalities, modifiers to incentives and finalisation of design of the Minimum shareholding requirements plan.

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

I also extend my thanks to the members of the management team for their hard work and dedication during another challenging year.

We also acknowledge and appreciate those shareholders and proxy advisors who gave us constructive and candid feedback on our policies and practices.

Tim Cumming
Chairman: Remuneration Committee

22 April 2022

IR - 233

04 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

PART 2

2

REMUNERATION POLICY

Function of the Remuneration Committee

The Remuneration Committee assists the Board in discharging its responsibilities for setting and administering remuneration policies and practices in line with the Group's strategies, objectives and long-term interests. It has a particular focus on the remuneration of executive directors and the CxOs (our prescribed officers), while also considering the next layers of leadership. Our prescribed officers are members of the C-suite, which serves as the Group's Executive Committee (Group Exco), constituting what King IV refers to as 'executive management'. The Remuneration Committee also exercises oversight over the broader remuneration philosophy and practice with particular reference to remuneration fairness and internal pay parity.

We are mandated through, and act on the basis of, the Remuneration Committee's Terms of Reference. This document is available on our website (*www.sibanyestillwater.com/ about-us/corporate-governance*). We believe these Terms of Reference remain fully compliant with the requirements and principles of King IV.

The Remuneration Committee is responsible for:

- Considering and recommending the remuneration philosophy for all employment levels in the Group with a particular focus on the remuneration of the Group Exco
- Recommending to the Board the remuneration payable and conditions of employment for executive directors and approving the remuneration payable to the prescribed officers

The Terms of Reference did not change in any substantial manner during the year under review.

The Remuneration Committee is satisfied that, throughout 2021, Sibanye-Stillwater complied with its Remuneration policy and that no material deviations were noted.

Composition and operation of the Remuneration Committee

- There were no changes to the committee's membership during the year
- The committee members comprise Timothy Cumming (Chairman), Savannah Danson, Harry Kenyon-Slaney, Vincent Maphai, Nkosemntu Nika and Keith Rayner
- All members are independent non-executive directors
- The committee meets formally at least four times a year and we met five times during 2021, including a special meeting to consider the revised incentive design. Between meetings, it also reviews and agrees on numerous resolutions via round robin, which are recorded at the next committee meeting
- All meetings were quorate, and attendance by committee members is recorded in the section – *Detail on Board committees* (*see page 262*)
- In addition to committee members, the CEO, the Chief Organisational Growth Officer (who has accountability for Group leadership development, organisational culture and senior talent mobility and growth) and SVP: Corporate Strategy (who supports the alignment of incentive remuneration with delivery of the Group's strategic priorities and outcomes) typically attend our meetings, with the Company Secretary performing committee administration
- None of the executive management in attendance at meetings, all of whom provide material assistance to the committee, do so as of right; and they are recused when their own remuneration is being discussed
- Independent consultants include Martin Hopkins (Head of Reward Advisory Services at Bowmans) and remuneration specialists from PwC who attend meetings to provide expert advice
- We agree on an annual work plan that guides our agendas and areas of focus for our four meetings over the year

Remuneration philosophy vs remuneration policy

Sibanye-Stillwater's remuneration philosophy aims to underpin the development of the strategic ambitions of the Group while reinforcing the desired corporate culture, consistent with our CARES values. As a priority, it supports the attraction and retention of talent needed by the Group and promotes heightened levels of employee engagement. It also aims to reward employees fairly and appropriately across the organisation.

We aim to be regarded as an organisation that encourages, recognises and rewards high *performance and delivery on our business plans and strategic focus areas* – *see page 27*. Our pay positioning strategy strives to ensure fairness across all remuneration decisions and offer employees a rewarding work environment where they can develop their careers and earn a good living. We seek at all times to make sure that our remuneration policies allow us to attract, develop, retain and motivate talented and skilled people, particularly at senior and top management levels, taking into account our multinational footprint. We want our systems to encourage value accretion, to reward opportunities harnessed and to recognise continuous improvement while at the same time enjoying an appropriate work-life integration. We benchmark our remuneration structures annually against relevant peer groups to ensure reasonable external parity and competitive remuneration in the context of the global market for talent. In addition, employee remuneration levels and remuneration potential are compared internally to ensure appropriate parity or differentiation. We value the insights that benchmarking provides, which we recognise offers important data points to remain competitive and ensure fairness in our overall remuneration structure.

IR - 234

04 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | **REWARDING DELIVERY** | ANCILLARY INFORMATION

Remuneration report *continued*

Sibanye-Stillwater's remuneration philosophy is founded upon the simple recognition that various forms of capital are engaged in driving the performance of the business over time and that each seeks a fair return. Shareholders and creditors (financial stakeholders) have provided the financial capital which, along with the retained income from internal capital generation, is applied in acquiring and developing resources/reserves (mining assets), physical assets (plant and equipment) and human capital (employees, including executives). In addition, the countries and the communities in which the mines operate should also be seen as seeking a return on their provided capital – which is afforded to them through mining royalties, incomes taxes, employee taxes, property rates and other levies and expenses paid by the Group. However, although some mining assets are clearly superior to others (in terms of the potential for extraction of value), the success of a mining business very much depends on the skills and application of its employees to deliver financial value. Furthermore, in order to drive and motivate exceptional performance, the financial stakeholders believe in the principle of sharing gains achieved on a basis that is fair and competitive. The consideration of fair and responsible pay is an inherent component of Sibanye-Stillwater's remuneration philosophy, particularly in light of the diverse demographic of employees within the various jurisdictions in which the Group operates. In applying Sibanye-Stillwater's remuneration philosophy and principles to our design of incentives, we are cognisant that there is no "one size fits all" approach and that the expected result must be contextualised to ensure that appropriate value is derived for both executives and financial stakeholders.

GUIDING PRINCIPLES INFORM OUR REMUNERATION POLICY

The **key guiding principles** that **underpin our remuneration philosophy** and which **provide the framework for the design** of our remuneration **policies and practices,** are:

FLEXIBILITY	Accommodate diverse employment market practices across a multi-region corporation with remuneration reflecting evolving job requirements and embracing global mobility in a digital first world of work.
TRANSPARENCY	Provide executives and staff with clarity on their roles and performance expectations and ensure that they understand how the remuneration practices and structures apply to them.
EXTERNAL COMPETITIVENESS	Adopt appropriate pay levels and structures for comparable jobs within the employment markets where we operate.
INTERNAL COMPARABILITY	Apply remuneration practice that ensures similar jobs are paid equitably across the corporation within relevant employment markets without discrimination on the basis of factors not related to the role performed.
RECOGNITION	Reward performance through appropriate base pay progression, STIs (bonuses) and, where applicable, LTIs. Extraordinary performance and contributions are rewarded at a level that signifies the value of the employee to the organisation and encourages retention and further commitment.

IR - 235

04 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Fair and responsible remuneration

We remain committed to remuneration fairness across all levels of the organisation.

Fairness in remuneration is a complex matter which must be considered from the perspectives of different stakeholders – employees, shareholders and the broader community in which we operate. Different groups often hold conflicting opinions on what constitutes fairness and we welcome feedback as we continually seek to balance these differences and strive to carry out our responsibilities to the Group.

The two key criteria in considering what is fair are external parity and internal parity. By this we mean:

- External parity: how does remuneration compare relative to other people who undertake a similar role, have similar levels of skill, experience and responsibility in comparable organisations within the same country or region?
- Internal parity: how does remuneration compare relative to other people who are also working at Sibanye-Stillwater, in the same or similar roles in terms of their respective levels of work, skills, experience and responsibilities?

Accordingly, through application of appropriate policy, we seek to ensure that we are fair and equitable in this regard with no discrimination that could be attributed to differences in race, gender or any other personal factor that has no bearing on the person's ability to perform.

Sibanye-Stillwater is committed to annually assessing its Gini coefficient (initiated three years ago), as well as analysing pay discrepancies. We also determine our Palma ratio and monitor our internal pay gap. As in previous years, this exercise will include monitoring pay at the operator level (lowest level of pay) and the total rewards offered to employees to determine how to improve their wellbeing.

We also recognise the need to pay attention the challenges of unreasonable, or disproportionate, income disparity in terms of executive pay versus pay for workers. (Noting that in the war for talent we are somewhat compelled to follow the remuneration trends of global business).

Part 3 of this report provides a comprehensive review of remuneration fairness across our operations, with key indicators to track our progress in terms of fair and responsible remuneration, including gender pay parity initiatives.

Remuneration practices and benchmarking

Sibanye-Stillwater integrates its remuneration policies and practices with our learning and development strategies, to align employee focus to the purpose and goals of the Group. It does this through ensuring that people are given meaningful and value-adding work, that they understand how their work contributes to the performance of the business, that they are incentivised appropriately at all times and retention plans are in place where market forces dictate.

Engaged employees who identify with the culture of the business will contribute positively through application of discretionary efforts towards good performance, which is a cornerstone of our vision.

The Group takes care to design and implement remuneration structures which incorporate realistic performance targets, with a clear line of sight to long-term sustainable value creation, and that enable earnings deferral for the senior leadership group as necessary. Superior value for our stakeholders is created through the attainment of both short- and long-term operational, financial and sustainability goals, and variable pay plans are specifically designed to avoid one being favoured over the other. Our remuneration practices prioritise the sustainability of the business, career path development of leaders and the management of emerging talent.

Benchmarking approach

The Group has evolved markedly in recent years as a consequence of various acquisitions and this caused the organisation to alter the way in which it benchmarks its remuneration practices from 2020. We aim to ensure that comparisons are to companies of comparable size and scale using broadly comparable remuneration practices. Our approach also takes into account that Sibanye-Stillwater has evolved into a multinational business and that the relevant 'market' includes companies from the US, South Africa, Europe, Canada, and Australia.

The benchmarking process compares key financial and operating metrics to local and international companies of comparable portfolios and applies industry standards in terms of weightings and Cost of Living Adjustments (COLA) in order to develop appropriate benchmark data. It covers both guaranteed and variable components of the total reward structure.

Recognition of performance

Sibanye-Stillwater's pay mix

As discussed in last year's report, Sibanye-Stillwater aims to be slightly more geared to 'pay for performance' than the market practice, by providing for more exposure on its STI, deferred STI and LTI components, with TGP pitched slightly lower. While market practice is used as a reference point, due consideration is given to jurisdiction and market differences insofar as they pertain to Sibanye-Stillwater.

The Sibanye-Stillwater pay mix design aims to reward management behaviours in support of outcomes that will deliver sustainable stakeholder value. This comprises a progressive increase in incentive pay with greater weighting towards LTI at the more senior roles. This is reflective of the expected timescale and impact of roles discharged by incumbents at the respective levels. A geared approach weighted towards incentive remuneration affords employees the opportunity to earn their variable remuneration where they can make the more significant contribution aligned with timescale and scope of impact of the role. Consequently, the variable pay of the CEO and CxO roles has a greater weighting towards the LTI (shareholder value delivery scorecard) with support and operational EVPs having a more balanced approach between LTI and STI, and SVP and VP roles having a greater weighting towards the STI component.

With the increases granted in March 2022, this adjustment process is now substantially completed.

IR - 236

04 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Ensuring the link between strategy and remuneration

Sibanye-Stillwater continues to evolve as an enterprise in commodity type, size, reach, jurisdictions and complexity and we regularly assess whether our remuneration scorecards remain fully aligned with the Group's goals and objectives. We take care to ensure that they resonate meaningfully with our employees and that they are aligned with a reasonable set of achievable, though challenging, personal and business expectations.

Embedding ESG excellence in the way we conduct business is a core priority that every function influences in diverse ways. We are enhancing the maturity of how we evaluate our overall ESG performance. Further, managers are expected to reflect on and define (e.g. on performance scorecards) their contribution to our ESG credentials. Values-based decision-making is also at the core of our culture and we want our incentive systems to promote this approach to leadership and to work. We regularly test our incentive measures, noting what behaviours they tend to promote and whether these support our business. Safety, cost-reduction and production quality and efficiency are key drivers. As part of this assessment we not only consider 'what' we measure but 'how' we measure to ensure that there is always a strong link between pay and performance.

Corporate strategy development and how it relates to operational planning are covered in *Our purpose, vision and strategy, page 23*, *Progress on our strategy in 2021, page 27* and *Managing our risks and opportunities within the external operating environment, page 38*.

Performance-based remuneration

Sibanye-Stillwater uses three scorecards to guide and then measure the success of the organisation (collectively) and executives (individually) in delivering on business plans and our strategy. These are the primary inputs to determining variable pay.

The first two scorecards relate to measuring short-term performance and evaluate delivery on our business plan and personal KPIs as well as our strategic focus areas.

SCORECARD 1

Operational delivery

Covers the four key operational metrics for the Group: safety, cost, production and orebody developed state. These are described in more detail later.

SCORECARD 2

Personal performance

A mix of key result areas to judge how the executive performed as a manager and leader within their specific area and range of responsibilities in terms of their contribution towards fulfilment of the corporate strategy.

SCORECARD 3

Sustainable shareholder value delivery

Value to shareholders over a rolling three-year period. The scorecard reflects the key leading indicators of shareholder value: social legitimacy to operate, represented by the Group's ESG performance, and financial legitimacy to operate, represented by the Group's capital efficiency. Complemented by shareholder returns as a lagging indicator.

STI and LTI remuneration is determined by performance against these scorecards.

IR - 237

04 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Changes to the remuneration policy

Following deliberations during the year, our remuneration policy was enhanced in the following ways:

- Introduction of malus and clawback provisions for senior management in the incentive plan
- Specific reference to fatalities, and other significant ESG-related infractions, as a trigger for malus that could impact on both short- and long-term incentive payments. This is an alternative way of providing for the previous provision for a deduction of up to 20% on the vesting of LTIs in respect of severe ESG malpractice
- Introduction of the Minimum Shareholding Requirements (MSR) plan, effective from 1 March 2022
- Evolution of the pay benchmarking methodology to ensure better pay parity across the Group and better consistency for a globally distributed leadership in a multinational organisation

Remuneration elements

Sibanye-Stillwater's remuneration structure includes the following elements:

	Alignment with remuneration philosophy
Total Guaranteed Pay (TGP): Base salary and allowances including provision for medical and retirement contributions	With reference to the relevant market benchmark, as revealed in remuneration surveys. This provides the foundational element of the remuneration mix
Short-term incentives (STI): Annual incentive based on a combination of operational delivery and execution of approved business strategies (split between cash and a deferred portion)	Performance-based reward providing immediate recognition for superior performance during the year. A deferred performance-based reward (for retention purposes), incorporating a limited alignment with delivery of value to shareholders through medium-term exposure to share price movement
Long-term incentives (LTI): Share-based award linked to recent personal performance, with the value on vesting being determined through leading and lagging indicators of shareholder value delivery	Motivation and retention, with a strong performance component rewarding sustained delivery of superior shareholder value over the longer term

All remuneration elements, including those that are share-based, have been cash-settled as from the 2020 remuneration cycle. Only awards made prior to 2020 that are still unvested (as itemised in the implementation section of this report) will be equity-settled, with the final equity-settled awards vesting during 2022. Further, this exposure to fluctuations in Sibanye-Stillwater's equity value is bolstered by share price related performance conditions on the LTI awards. In addition, the personal holdings that many of our executives and senior managers elect to hold in the company (by investing cash remuneration in open market dealings) reflects their confidence in the company. The Minimum shareholding requirements plan (as of March 2022) further ensures that executives are significantly invested in the company and aligned with other shareholders in that regard.

Composition of total remuneration package – executive directors and management

As mentioned above, there are three performance pillars in play: The Personal performance scorecard, the Operational delivery scorecard and the Shareholder value delivery scorecard. The personal performance and operational delivery scorecards influence STI rewards, including the deferred share-based component. And the Personal performance and Shareholder value delivery scorecards influence the share price linked LTI.

Note: the impact of share price appreciation is not taken into account in the analysis presented here.

In setting the KPI targets and scoring the organisation's or executive's performance against these targets we specify three levels: Threshold, On-target and Maximum (Stretch).

The diagrams that follow indicate the composition of total pay made up by the various elements under three different scenarios.

Threshold performance: relates to the minimum acceptable level of performance expected. If this is not achieved for any particular KPI then it carries a zero scoring for purposes of determining the STI or LTI score and if, in aggregate, the Threshold Performance level is not attained then only the TGP would be paid.

On-target performance: relates to where the executive's targets, set in terms of the operational delivery scorecard and personal performance scorecard, have been met, and correspond with a performance rating of 3 (on a scale of 1-5). In terms of the Shareholder Value delivery scorecard, On-target performance corresponds with a 100% vesting score.

Maximum performance: relates to where stretch performance outcomes have been achieved on all three performance scorecards. (A highly unusual achievement). This results in an STI reward that is 200% of the On-target STI. The performance share unit profile is adjusted for stretch personal performance at allocation (e.g. a 5 rating on the personal performance scorecard is regarded as a 'top performer'). This results in an additional quantum of share units being awarded (i.e. an on award multiple of 200% of the 'good performer' allocation). Further to the personal performance enhancement outlined above an additional vesting quantum may also be earned as a consequence of top delivery on the shareholder value delivery scorecard consisting of TSR, ROIC and ESG resulting in the performance condition evaluating at 250%. The maximum remuneration outcomes for the LTI

IR - 238

04 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | **REWARDING DELIVERY** | ANCILLARY INFORMATION

Remuneration report *continued*

component in the diagrams distinguish the remuneration based on achieving a 250% performance condition at an on-award multiple of 100% and the additional remuneration that could be earned through an on-award multiple of 200%.

Range of performance-related pay by executive

CEO (%)
Threshold 100
On-target 28 24 16 32
Maximum 10 18 12 30 30
0 25 50 75 100
SA EVP (%)
Threshold 100
On-target 37 24 16 24
Maximum 16 20 14 25 25
0 25 50 75 100
CFO (%)
Threshold 100
On-target 32 24 16 29
Maximum 13 19 13 28 28
0 25 50 75 100
US EVP (%)
Threshold 100
On-target 37 24 16 24
Maximum 16 20 14 25 25
0 25 50 75 100
CxO (%)
Threshold 100
On-target 32 24 16 29
Maximum 13 19 13 28 28
0 25 50 75 100
UK EVP (%)
Threshold 100
On-target 37 24 16 24
Maximum 16 20 14 25 25
0 25 50 75 100
TGP
STI (cash bonus component)
STI (deferred share-based component)
LTI (ordinary stretch)
LTI (max vesting)

Total guaranteed pay (TGP)

TGP levels are reviewed against market benchmarks at least every 24 months, or as required. The benchmark for TGP tracks the market median, derived from independent remuneration surveys of peer mining companies, with differentiation by territory. The median is the first point of reference as a benchmark, and other factors taken into consideration include the time they have spent in the role and the extent to which the executive fulfils all aspects commensurate with the role. At the time of assessment, an executive's actual remuneration may well be different to the median level, for reasons mentioned above.

For consistency in application, the Group makes use of relevant comparator companies as a peer group, as per surveys by Mercer and Hay (US PGM) and PwC (SA operations), backed by independent advice from external consultants. Further verification is also obtained from competitor company proxy statements. This practice of benchmarking is also used extensively for sub-executive levels.

IR - 239

04 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Sibanye-Stillwater's international expansion is mirrored by an increase in responsibilities for the executive director and the CxO roles. Accordingly, our benchmarking methodology has progressively taken into account the executives' growing international responsibilities, focus of attention and involvement.

Noting our remuneration philosophy (i.e. a larger variable pay component, with TGP positioned slightly below the market median), each executive's TGP benchmark reference point is derived by retrofitting Sibanye-Stillwater's pay mix on the weighted in-role total reward benchmark reference point.

With regard to the Chief Regional Officer (CRO) roles, the benchmark considers the CRO's regional and international in-role exposure from a total reward perspective. However, to ensure our pay is competitive, CRO pay mix is assessed relative to the jurisdiction where they work. In instances where significant anomalies were identified between these two data points, we did a calibration analysis to ensure the fixed remuneration component was consistent with the CRO's in-role jurisdictional exposure. This was particularly relevant for the CRO Europe position, where the market favours a greater share of fixed remuneration.

The comparator group for this purpose was determined in 2019, and during 2021 we added Sasol as one further constituent to balance the mix between SA-domiciled and international companies. The table sets out the comparator group constituents;

South Africa-focused	International (global)-focused	
Anglo American Platinum	AngloGold Ashanti Ltd	Newmont Goldcorp Corporation
Impala Platinum Holdings Ltd	Barrick Gold Corporation	South32 Limited
Gold Fields Ltd	Fresnillo Plc	Turquoise Hill Resources Ltd
Kumba Iron Ore Ltd	Kinross Gold Corporation	Yamana Gold Inc
Sasol Ltd	Newcrest Mining Ltd	

The benchmarking methodology considers the median (and spread) of the relevant role under consideration for the same or similar job types both South African-focused companies and international-focused companies and then further considers the extent to which the particular executive's current responsibilities and involvement are split between regional / local matters and international matters according to the current determination in the table below. Once the benchmark 'price' has been determined we consider the extent to which the executive warrants being paid above or below that benchmark figure depending on the other factors mentioned above.

In-role exposure for executive director and CxO roles:

Name	Title	In-role exposure (Regional)	In-role exposure (International)
Neal Froneman	CEO	50 %	50 %
Charl Keyter	CFO	50 %	50 %
Richard Stewart	COO	90 %	10 %
Robert van Niekerk	CTO	70 %	30 %
Mika Seitovirta	CRO (Europe)	90 %	10 %
Laurent Charbonnier	CCDO	10 %	90 %
Lerato Legong	CLO	90 %	10 %
Themba Nkosi	CSPO	100 %	— %
Dawie Mostert	COGO	70 %	30 %

Performance-based incentive plans

Short-term incentives (STI)

The focus of the STI is to incentivise management to achieve safe, sustainable, and cost-effective delivery and to progress the Group's strategic goals.

While the STI component of the incentive plan rewards those elements of performance that are mostly within the control and line-of-sight of employees, the LTI is conditional on the achievement of longer-term financial hurdles that are aligned with shareholder value creation. See below for a graphic of how STI is calculated and settled.

IR - 240

04 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

CALCULATION OF SHORT-TERM INCENTIVE (STI)

GUARANTEED REMUNERATION (R) × ON-TARGET STI INCENTIVE BY JOB GRADE (%) × STI PERFORMANCE[1] (0-200%) = STI (R)

[1] *STI performance = operational delivery scorecard (%) + personal performance scorecard (%)*

PAYMENT OF SHORT-TERM INCENTIVE

FOR VICE PRESIDENTS AND ABOVE 100% = 60% PAID IN CASH + 40% PAID IN CASH ON A DEFERRED SHARE PRICE LINKED BASIS[2]

[2] *Settled in two tranches at nine months and eighteen months after payment of cash STI*

For 2022, weightings of operational performance versus personal performance are as follows:

Deployment	Operational performance (%)	Personal performance (%)
South Africa: those with direct line responsibility for production operations	**80**	**20**
Operating segment management, services functions and all US management	**70**	**30**
Group executives and corporate office	**70**	**30**

Operational delivery performance

As indicated earlier, performance on operational delivery is determined by KPIs on safety, production, cost and orebody developed state. Given the variable strategic impact of the different segments in the Group, a greater weighting (40%) was assigned to the SA PGM operations, with the US PGM and SA gold operations weighted at 25% each. The recycling operations have a newly introduced 10% weighting. The framework of KPIs and measures for the 2022 operational delivery scorecard is as follows:

KPI	Weight	Parameter	Sub-weight
		South African gold operations (25% contribution to Group)	
Safety	30%	Serious Injury Frequency Rate (per million hours)	40%
		Fatal Risk focus on half year critical control, defined, implemented, measured. Fatal elimination plan approved per Vice President area by the end of June 2022. 20% reduction in three year rolling average Fatal Injury Frequency Rate (FIFR)	60%
Production	30%	Gold produced (kg)	100%
Cost	20%	Underground operating cost (R/underground ton milled) (ORD expensed, excluding capex and non-controllables)	50%
		Total operating cost (R/kg produced) (Surface and U/G kg's) (ORD expensed, excluding capex and non-controllables)	50%
Developed state	20%	Primary on reef development (m)	50%
		Primary off reef development (including Capex) (m)	50%
		South African PGM operations (40% contribution to Group)	
Safety	30%	Serious Injury Frequency Rate (per million hours)	40%
		Fatal Risk focus on half year critical control, defined, implemented, measured. Fatal elimination plan approved per Vice President area by the end of June 2022. 20% reduction in three year rolling average Fatal Injury Frequency Rate (FIFR)	60%
Production	30%	Ounces produced ('000 4E oz)	100%
Cost	20%	Underground operating cost (R/underground reef ton hoisted) (ORD capitalised, excluding capex and non-controllables)	50%
		Total operating cost (R/4E oz produced) (Surface and U/G oz's) (ORD expensed, excluding capex and non-controllables)	50%
Developed state	20%	Primary on reef development (m)	50%
		Primary off reef development (m)	50%

IR - 241

04 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

KPI	Weight	Parameter	Sub-weight
		Montana operations (25% contribution to Group)	
Safety	30%	Serious Injury Frequency Rate (per million hours)	40%
		Fatal Risk focus on half year critical control, defined, implemented, measured. Fatal elimination plan approved per Vice President area by the end of June 2022. 20% reduction in three year rolling average Fatal Injury Frequency Rate (FIFR)	60%
Production	30%	Returnable 2E PGM produced ('000 oz)	100%
Cost	20%	Underground operating cost ($/underground reef ton milled) (ORD capitalised, excluding capex and non-controllables)	50%
		Total operating cost ($/oz produced excluding recycling) (ORD expensed, excluding capex and non-controllables)	50%
Developed state	20%	Primary development advance (equivalent 000 ft)	40%
		Secondary development advance (equivalent 000 ft)	40%
		Diamond Drilling ('000 drill ft)	20%
		Recycling operations (10% contribution to Group)	
Production	40%	Recycling throughput (tonnes smelted per day)	25%
		Recycling receipts (tonnes received per day)	25%
		Total ounces Fed (3E koz) (post 96% recovery factor)	50%
Cost	30%	Net profit margin (%)	50%
		Recycling EBITDA (US$ million)	50%
Developed state	30%	Inventory / working capital management (tonnes)	100%

The forthcoming year's targets (as per business plan) are used to set operational delivery targets. The Board pursues an intensive process to review and approve business plan commitments that are a fair statement of what Sibanye-Stillwater's orebodies are capable of delivering. In determining the targets, consideration is given to performance that is realistically achievable, given the levels of operational risk that would normally be experienced, while allowing for an element of ongoing improvement in safe production.

The on-target level of operational delivery therefore represents expected performance of diligent and assiduous management.

Monthly variability in operational delivery is used to determine a suitable performance range, spanning from the Threshold to Maximum/Stretch performance levels for the year. Maximum performance reflects exemplary management of operational risks to substantially below the historical exposure. It represents the performance that can be achieved through an exceptional management effort, with monthly operating results nearing maximum potential.

Bearing in mind that losses from disruptive risks tend to be more substantial than outperformance when risk is controlled, the Threshold target is therefore typically positioned further from the On-target performance level than the Maximum/Stretch target.

At the start of each performance cycle the Remuneration Committee approves the KPIs, target performance levels and KPI ranges (i.e. Threshold to Maximum/Stretch) for the Group's operational delivery.

Overall Group operational delivery is a weighted aggregate of the performance of the major operating areas of the business. The Threshold and Stretch targets are set with Threshold performance resulting in a 0% rating for each measure, On-target resulting in 100% and a Maximum/Stretch performance outcome resulting in a 200% rating for each measure.

Criteria to determine and adjust performance targets

The Remuneration Committee has the discretion to adjust targets during the year in response to anomalous events, or where there are conscious value-adding (or loss-saving) operational departures from the Board-approved plan and where these events cause material deviations from approved targets. Examples of such events may be force majeure such as unavailability of services from national utilities, or extreme weather events.

Personal performance

The Remuneration Committee and the Audit Committee have oversight of the personal performance scorecards of the CEO and the CFO. On conclusion of each annual cycle, the Remuneration Committee reviews the performance determinations of the executive directors and the rest of the Group Exco as the basis of approving STI payments and LTI awards.

The personal performance scorecards are largely structured around the strategic focus areas as well as their leadership responsibilities. As mentioned above, the Group uses a rating scale of 1 - 5 where and On-target rating is scored as a 3 which corresponds to a 100% rating for the performance component, with 5 resulting in a 200% rating for this component. If the personal performance evaluation of any executive falls below 2.5 then no STI (cash or deferred share price linked incentive) is awarded.

IR - 242

04 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Maximum STI achievable

If Maximum/Stretch targets are achieved on both the Operational and Personal performance scorecards, the maximum incentive would be double the On-target bonus level for those elements.

Deferral of a portion of STI into share price-based remuneration

All VPs (and above) have 40% of their overall STI awarded to them as a deferred share-linked award which will be settled in cash in two equal tranches after nine and 18 months from the award date. The value of the cash received will vary directly with the extent to which the Sibanye-Stillwater share price has varied between the date of the award and the date it becomes payable.

In the event of an employee resigning or being terminated for cause after the award has been made, the deferred portion of the incentive will be forfeited, with a pro-rata payout applicable in the case of no-fault terminations. In the case of retirement at normal retirement age, the awards will run to the scheduled date for vesting.

Long-term incentives (LTI)

Determining allocation quantum

Annual LTI awards follow the current Sibanye-Stillwater senior management incentive plan for VP level and above. The value of the award is a function of annual TGP multiplied by a factor related to job grade (on-target percentage) and further multiplied by a factor related to their Personal performance score as determined through their scorecards. The performance factor applied in this latter case is determined by reference to the figure and table below. This approach was revised for awards made in 2021as an improvement on the previous basis which had used discrete stepped intervals in the payout curve as opposed this a continuous payout curve – which allows linear interpolation across the range of performance levels.

On award multiple (%)
200
150
%
100
50
0
2
2.5
3
3.5
4
4.5
Personal performance rating

Personal performance rating	Value as a % of value for on-target performance
1.0 – 2.5	0
2.6 – 2.9	20 - 80
3.0 – 3.5	100 - 150
3.6 – 4.1	157 - 193
4.2 – 5.0	200

The LTI awards vest on the third anniversary of the award date, dependent on the extent to which the performance conditions have been met.

The award is forfeited in the event of resignation of an executive or termination for cause. In the case of no-fault terminations, a pro-rata payout will be applicable, except in the case of retirement at normal retirement age, whereby the awards run to the scheduled date for vesting.

Performance conditions for vesting

The proportion of the LTI awards that vest after the three-year period depends on the extent to which Sibanye-Stillwater has performed relative to the three performance conditions over the applicable performance period. As part of the incentive redesign, a detailed process was performed to align the performance conditions with the refreshed strategy of Sibanye-Stillwater, with a strong focus on effective capital allocation.

IR - 243

04 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Following the review of the incentive design during 2020, the Remuneration Committee introduced the use of a third performance condition for the 2021 cycle that measures ESG factors. The three conditions that we now use to determine the extent to which LTI awards will vest are: Relative TSR , ROIC and ESG – which are weighted 50%, 30% and 20% respectively. These weightings apply to the 2022 award cycle but may be adjusted for future award cycles if deemed appropriate for improved strategic alignment. For the 2022 awards, the performance conditions will be evaluated over one trailing year and three prospective years as we build up to the design parameters of two trailing years and three prospective years.

ESG LEADING INDICATOR
20%
+
ROIC LEADING INDICATOR
30%
+
RELATIVE TSR LAGGING INDICATOR
50%
SOCIAL LEGITIMACY TO OPERATE
FINANCIAL LEGITIMACY TO OPERATE
INVESTMENT RETURNS
SUSTAINABLE SHAREHOLDER VALUE DELIVERY

Relative TSR, the greatest weighting, represents the 'lagging indicator of value delivery' and market sentiment, with ROIC and ESG providing a counterbalance, representing a set of factors that can be considered as 'leading indicators' of market performance.

ROIC enables a more agile and simple approach in measuring performance than ROE or ROCE – which are other quite common performance conditions used in assessing LTI vesting. ROIC focuses on the extent to which one 'sweats' the assets and on generating cash and quality earnings. Good ESG performance has become widely recognised as a critical leading indicator of sustainable, superior returns by many investors and is now commonly tracked as a performance measure in both LTI as well as STI schemes.

The proportion of the LTI award that will vest at the end of each award cycle ranges from 0% to 250% of the initial award amount dependent on the evaluation of the performance conditions. Achieving the upper end of that range would be very rare and would depend on stellar outcomes on all fronts.

More detail and further rationale for each of these performance conditions are set out below.

Relative TSR – 50% contribution to the performance condition

One of the aspects raised during the previous year's incentive redesign process was the appropriateness of the current TSR comparator group, given that we mine gold and PGM while the comparator group consists of single commodity companies. To better reflect Sibanye-Stillwater's commodity exposure, in 2020 it was decided that for future LTI awards TSR will be assessed against a market-cap weighted reference TSR. This will be determined with a two-year trailing performance period and a three-year prospective performance period, resulting in a five-year window for assessing this performance condition. The trailing performance period is phased in to ensure that awards are not based on performance periods which were already partly underway when this arrangement was introduced in 2021. The weighted reference TSR will be constructed from two comparator groups, a PGM comparator group and a gold comparator group, as reflected in the below table, with performance measured over a three-year prospective period. Each constituent's associated contribution to the reference TSR will be determined with reference to market cap of the constituent company at award date relative to cumulative market cap of all constituents in the respective platinum and gold peer group, with a cap of 25% on any single company's contribution to the index.

PGMs	Gold
Anglo American Platinum	AngloGold Ashanti
Impala Platinum	Gold Fields
Northam Platinum	Harmony Gold
	Fresnillo
	Kinross Gold Corporation

IR - 244

04 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Sibanye-Stillwater's TSR over the performance period will be evaluated against the reference TSR on the following four levels:

- **Threshold:** performance at reference TSR or below – resulting in 0% vesting
- **Target:** performance at reference TSR (measured as a CAGR) + 4% – resulting in 100% vesting
- **Stretch:** performance at reference TSR (measured as a CAGR) + 8% – resulting in 200% vesting
- **Super stretch:** performance at reference TSR (measured as a CAGR) + 10% – resulting in 250% vesting

Where the TSR lies between these levels, the percentage will be determined on a linear proportional basis.

rTSR performance condition outcome (%)

250
200
150
100
50
0
%
-2
0
2
4
6
8
10
12
Reference TSR outperformance

ROIC– 30% contribution to the performance condition

In 2020 it was determined that the 'financial returns' measure using ROCE should be reconfigured to a somewhat simpler but more appropriate measure. ROIC was considered the best option – where ROIC is determined by dividing Net Operating Profit After Tax (NOPAT) – using EBIT x (1 – effective tax rate) – by the Invested Capital in the Group quantified as (Total Assets – Current Liabilities – Cash).

ROIC is a capital efficiency measure which calculates how efficiently a company allocates its capital. It therefore indicates quality of earnings and risk categorisation of the company's underlying asset portfolio. ROIC measures management's ability to sweat operational assets; and it accounts for the outcome of investment decisions. In terms of performance period, we use the same approach for ROIC as we do for TSR (2-year trailing period and 3-year prospective performance period), with performance being evaluated on the following levels:

- **Threshold:** performance below or equal to 5 to 10-year SARB long bond rate + 2% – resulting in 0% vesting
- **Target:** performance below or equal to 5 to 10-year SARB long bond rate + 4% – resulting in 100% vesting
- **Stretch:** performance below or equal to 5 to 10-year SARB long bond rate + 6% – resulting in 200% vesting
- **Super stretch:** performance below or equal to 5 to 10-year SARB long bond rate + 7% – resulting in 250% vesting

Where the ROIC outcome is determined at a value between these levels, the percentage vesting will be determined on a linear proportional basis.

ROIC performance condition outcome (%)

250
200
150
100
50
0
%
0
2
4
6
8
10
Outperformance of SA 5 to 10-year long bond yield as reported by SARB

IR - 245

04 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

ESG Scorecard – 20% contribution to the performance condition

When the Remuneration Committee introduced an ESG component as a third LTI performance condition, we chose a phased approach to the implementation of the various ESG priorities. The initial ESG scorecard contained 15 indicators organised under 10 strategic thrusts with the priority areas being Water management, Carbon emissions and Tailings management amongst other areas of choice.

During 2021 we acknowledged a deeper integration between ESG measures and created a Sustainability scorecard to capture the array of ESG factors that need to be tracked and assessed.

This Sustainability scorecard was developed by grouping factors into four sustainability themes under which are articulated 12 indicators which reflect our priorities. The assessment of each indicator along a continuum of achievement sets the performance conditions to be met which, in aggregate, will determine the vesting score for the ESG portion of the LTI.

The table below sets out the key elements of the 2022 ESG scorecard.

SUSTAINABILITY MEASURES: 2022 LONG-TERM INCENTIVES

The stepped achievement of carbon neutrality on 2021 areas of operation by 2040 > **DEVELOP A CLIMATE CHANGE RESILIENT BUSINESS**

Group reduction in GHG emissions
TARGET: Limiting GHG emissions to the annual carbon budget (tCO_2e)

Reduction in water use intensity
TARGET: To reduce extraction from municipal water systems thus increasing access to quality water for our areas of jurisdiction

Reduction in risk presented by tailings
TARGET: Real risk reduction in tailings impact on business to zero by 2025

Responsive, proactive and responsible supply chains: resiliency, relevancy and responsibility
TARGET: Through our business endeavors to create and encourage a network of like-minded suppliers, partners and providers who actively commit to reducing their contribution to GHG emissions, water and who adhere and uphold the standards of our business and ethos

% increase in change in the contributing indicators > **HUMAN RIGHTS – INSIDE AND OUT**

Influence the increase in health resilience indicators of our employees and door-step communities (as measured by a health index)
TARGET: To progressively develop and influence through our work ultimate health of our employees through a health resilience indicator. To influence a healthy and safe environment for our communities, to facilitate the building of a healthy ecosystems to enable the ongoing resilience of Sibanye-Stillwater operations

Increase our prioritised human rights inside out engagement indicator
TARGET: To have embedded human rights inside and outside the organisation to strengthen the social and ethical value of the social license to operate by those who engage with Sibanye-Stillwater across the globe

Increase equity and inclusion through increase in indicators related to engagement, relevance and inclusion
TARGET: To build an organisation where diversity and inclusion is are appreciated for the value add by indicators

Increase in awareness of safety as a philosophy and system in order to reduce fatalities within all areas of jurisdiction
TARGET: Through increase granularity of measurement to include prioritised critical controls linked to minimal deviations in unwanted events and increasing group minimum standards

To enable sustainable economies, post mining > **INTEGRATED POST MINING ECONOMIES**

Increase in concurrent rehabilitation
TARGET: Increase in the alignment and presence of concurrent rehabilitation and absolute reduction in closure liability (cost and risk) as a result of sustainable resolution methods

Increase in social performance matrix
TARGET: An increase in spread of the social performance matrix representative of a balanced and improved performance across a few dimensions

% aligned socioeconomic alternatives
TARGET: To increase the number of areas of operations with closure aligned socioeconomic plans aligned to rehabilitation, closure and economic activities emissions, water and who adhere and uphold the standards of our business and ethos

% increase in transparency index and certification for data integrity > **DATA DRIVEN, ROBUST AND CONSIDERED DECISION MAKING**

To increase the robustness and integrity of the global governance framework
TARGET: To increase the robustness of governance ethos globally and enable a diligent, agile and responsive governance environment across all our areas of operation

Minimum shareholding requirement policy

The Minimum shareholding requirements plan is intended to encourage leadership to take on further exposure to the Sibanye-Stillwater share price, thereby increasing the extent of alignment with shareholder interests.

The design of the Minimum shareholding requirements plan was finalised early in 2022 and has been implemented effective from March 2022. SVPs and above will be encouraged to achieve the target minimum shareholding as set out below within five years from March 2022 (or their appointment into a designated role) to qualify for awards of matching share units (MSUs).

CEO – 200% of TGP

CxO – 150% of TGP

EVP – 125% of TGP

SVP – 100% of TGP

IR - 246

04 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | **REWARDING DELIVERY** | ANCILLARY INFORMATION

Remuneration report *continued*

MSUs are awarded on a 1:1 basis once the target minimum shareholding has been met, up to a maximum qualifying level of double the target minimum shareholding.

The MSUs will be subject to the same terms and conditions as those applicable to conditional share units (CSUs) awarded under the incentive plan, including the performance conditions applicable in the relevant award cycle and the three-year vesting period. Furthermore, it will be an additional vesting condition that the committed shares which formed the basis for the award are retained.

Participants must commit to holding the target minimum shareholding for the duration of their employment with the Group, and may be subject to clawback provisions should they fail to meet this requirement.

Malus and clawback

For LTI and STI awards (both cash and deferred) in the senior management incentive plan, the Remuneration Committee has introduced the discretion to invoke malus and clawback. Malus will be invoked where a trigger event is discovered before payment/settlement. Clawback can be invoked three years after payment/settlement date (provided the trigger event happened before the payment/settlement).

Trigger events include:

- A material misstatement of the financial results resulting in an adjustment or restatement in the audited consolidated accounts of the Group, or the audited accounts of any member of the Group
- Erroneous or misleading information used to determine awards
- Serious misconduct or gross negligence
- Participant's decision or actions contribute to censure of the Group by a regulatory authority, or to significant reputation damage
- For Malus only, an ESG Event (or fatalities) can be designated as a trigger event after consultation with the Safety and Health Committee and/or the Social, Ethics and Sustainability Committee

As described in the section above, an additional clawback provision applies to MSUs.

Non-executive director fees

In terms of our Memorandum of Incorporation, fees for non-executive directors are determined by the Group's shareholders at AGMs, which is usually based on recommendations made by the Remuneration Committee.

The appropriate level of fees and increases are determined through benchmarking exercises in a similar manner to assessing executive remuneration. A detailed benchmarking analysis was performed in 2019 and a further review was undertaken in 2020. More detail on the approach can be found in the 2019 report, available at *www.sibanyestillwater.com/news-investors/reports/annual/2019*

No further benchmarking was done during 2021, so for 2022, the Remuneration Committee is recommending a nominal inflationary increase of 4.8% on all fees, including the per diem allowance for international travel for non-SA directors to be effective from June 2021. This is in line with inflationary increases granted to executive management. It is lower than the average salary increases of the Group's broader employee base. The proposed increases will be put to shareholders for approval at the AGM.

Executive directors' contracts of employment

Employment will continue until terminated upon (i) 24 or 12-months' notice by either party for the CEO and CFO, respectively, or (ii) retirement of the relevant executive director (currently provided for at age 65 in the contract). Sibanye-Stillwater can also terminate an executive director's employment summarily for any reason recognised by law as justifying summary termination.

Except for the current two executive directors, none of the prescribed officers have employment contracts with compensation for severance because of change of control.

The service agreements of the two executive directors contain 'change of control' conditions, set out below. These conditions will be honoured until they terminate. However, any future appointments of executive directors will be made without provision for compensation for severance because of change of control.

The employment contracts for the current two executive directors provide that, in the event of their employment being terminated as a result of a 'change of control', within 12 months of the 'change of control', the executive director is entitled to:

- For the CEO, payment of an amount equal to two and a half times TGP and for the CFO, payment of an amount equal to twice TGP
- Payment of an amount equal to the average of the incentive bonuses paid to the executive director during the previous two completed financial years
- Any other payments and/or benefits due under the contracts
- Payment of any annual incentive bonus he has earned during the financial year notwithstanding that the financial year is incomplete
- An entitlement to awards, in terms of the Sibanye-Stillwater incentive plan, shall accelerate on the date of termination of employment and settle with the full number of shares previously awarded

IR - 247

04 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

The employment contracts further provide that payments will also cover any compensation or damages the executive director may have under any applicable employment legislation.

Change of control in terms of the above is defined as the acquisition by a third party or concerned parties of 30% or more of Sibanye-Stillwater ordinary shares. In the event of the consummation of an acquisition, merger, consolidation, scheme of arrangement or other re-organisation, whether or not there is a change of control, if the executive director's services are terminated, the 'change of control' provisions summarised above also apply.

Going forward, we will not include any contractual provisions in any employment contracts or variable pay contracts that allow for accelerated vesting without the testing of performance conditions.

Non-binding vote on Remuneration policy

The Remuneration policy, as set out here in Part 2 of this report, will be tabled for a separate non-binding advisory vote at the AGM.

PART 3

3

IMPLEMENTATION REPORT

TGP outcomes

Adjustments during 2022

Our remuneration practice makes provision for annual salary increments in March. Annual increases for Group Exco members are treated as cost-of-living adjustments, with personal performance not included as a factor, although market adjustments are implemented where pay benchmarking indicates a discrepancy.

The relevant base-pay increase parameters in the South African market range between 4,3% to 4.6% (which is the expected increase in CPI for 2022) with an average expected salary increase of around 4.8% for 2022. For the USA, the corresponding figures indicate a range between 2.3% to 3.3% and 3.0% to 3.9% and for the United Kingdom around 2.9%. CPI increases were granted across all jurisdictions.

Furthermore, as set out in Part 2 of this report, a revised pay mix applied from the 2021 remuneration cycle with transitioning measures put in place to migrate to the new pay mix where necessary. The transition to a lower proportion of guaranteed remuneration in the pay mix has been managed through suppressed annual increases, with no nominal reductions in guaranteed pay in most cases last year. In determining the March 2022 increases, the results of an updated benchmarking review using comparable roles were incorporated as outlined in Part 2 above. This resulted in some market adjustments being granted to Neal Froneman, Charl Keyter, Richard Stewart and Robert van Niekerk over and above the straight forward Cost of Living adjustment, with some or all of the relevant upward adjustment being foregone under the arrangements for transitioning to the new pay mix. Following this round of TGP adjustments effective from March 2022, all transitions to the new pay mix are now complete.

For employees below the Group Executive Committee, we remain mindful of the challenge regarding the wage gap and generally TGP increases are, and will be, higher for those lower in the organisation than at the top. In South Africa, the increase in base salary for middle management and supervisory level employees ranged from 5% to 5.5%, and at operator level from 5% and 7%. In the US, the base salary for senior employees was increased by 2,2% and at supervisory and operator levels the increases averaged 2,5%. For the UK the increases were between 1.5% and 1.8%.

Executive	2021 cycle guaranteed remuneration (000's)	Increase after amount foregone to support pay mix transition where applicable	2022 cycle guaranteed remuneration (000's)
Neal Froneman[1]	R13,689	4.8 %	**R14,352**
Charl Keyter	R7,544	5.0 %	**R7,920**
Dawie Mostert	R5,166	4.8 %	**R5,414**
Laurent Charbonnier	£500	0.7 %	**£503**
Lerato Legong	R4,312	4.8 %	**R4,519**
Mika Seitovirta[2]	€ 336	0.0 %	**€ 336**
Richard Stewart	R5,750	14.4 %	**R6,578**
Robert van Niekerk	R5,924	10.2 %	**R6,527**
Themba Nkosi	R4,425	4.8 %	**R4,638**

*** *Neal Froneman's approved TGP is maintained in South African rand with a portion covering the time spent in the provision of strategic and technical leadership to the Sibanye-Stillwater operations based in the US and internationally to be paid under the dual services contract converted into US dollars at a 12-month trailing exchange rate*

[2] *Although no increase has been awarded since his appointment, Mika Seitovirta's guaranteed remuneration has been proportioned to attract short- term incentive whereas his initial remuneration package was purely guaranteed remuneration*

IR - 248

04 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Remuneration fairness

In Part 2 we set out our policy and the principles for fair and responsible remuneration. Since 2013 we have implemented a programme to address income inequality, while retaining a competitive total reward construct at management levels. This, in short, involves higher salary increases for lower employee levels, as well as job enlargement and job enrichment to stimulate upward mobility and upward job re-grading.

All employees across Sibanye-Stillwater (both the US and SA operations) have been included in the analysis. In performing the calculations, a COLA (cost of living adjustment) has not been applied to the dollar-based salaries, as US-based employees are employed in accordance with US laws and regulations.

As with the 2020 report, a calculation of both the Gini coefficient and Palma ratio was performed on total remuneration paid (including LTIs awarded to senior staff). In prior years the calculation had been done only with respect to guaranteed base-pay (TGP) and the comparable TGP based outcomes are also presented for 2020 and 2021 to preserve the integrity of the trend.

Considering the higher proportion of at risk incentive pay in the remuneration mix for senior staff, it is to be expected that a less equal outcome is attained when computing remuneration disparity indicators based on total remuneration.

Palma ratio

The Palma ratio, when used in assessing differences in earnings between the 'top' and the 'bottom' of a company, is determined by taking the aggregate amount earned by the top 10% of a group of employees divided by the aggregate amount earned by the bottom 40%.

Based on the modified approach (i.e. using Total Remuneration as opposed to only guaranteed base-pay (TGP), employees comprising the top 10% of the payroll were earning total remuneration, in aggregate, about 1.6 times that of the bottom 40% in 2021. As illustrated below, the Palma ratio has decreased modestly from 2020, from 1.64 to 1.60 in the current year.

In terms of an external comparison, Sibanye-Stillwater compares somewhat more favourably to the REMchannel® database for the 'mining' and 'nation-wide' categories where ratios of 1.9 and 2.2 respectively are observed.

Gini coefficient

The Gini coefficient is an internationally accepted measure of the distribution of income within a society or within a group. A value of 0 indicates complete equality and 1 indicates that one person receives all the income.

The data below indicates that the Gini coefficient based on total remuneration was flat year-on-year for 2020 and 2021 (0.37 in both years). The Gini coefficient for the Group is lower than that applied to REMChannel® data which indicates Gini coefficients of 0.47 for the mining industry and 0.44 for all industries nation-wide.

While not directly comparable, it is also interesting to note by way of contrast that South Africa's sovereign Gini coefficient, as reported by the Organisation for Economic Co-operation and Development (OECD) is 0.62, one of the most unequal in the world, although this is primarily due to high levels of unemployment.

The outcomes in terms of progression of the Palma ratio and Gini coefficient are presented below. The seven-year trend on both indicators based on TGP figures demonstrates meaningful progress in reducing pay disparities over this time frame. On the other hand, although the analysis based on total remuneration is expected to follow suit there will be occasions during periods of above average levels of performance and share price-based variability which will have a disproportionate effect on the top earners compared to the bottom earners which will likely result in ratios increasing to a degree over those periods.

	2015	2016	2017	2018	2019	2020	2021
Palma ratio (left axis) (based on TGP only)	1.75	1.62	1.51	1.46	1.40	1.38	**1.38**
(based on total remuneration)						1.64	**1.60**
Gini coefficient (right axis) (based on TGP only)	0.38	0.36	0.35	0.34	0.34	0.33	**0.33**
(based on total remuneration)						0.37	**0.37**

IR - 249

04 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Remuneration differential indicators
1.8
1.6
1.4
1.2
1
0.40
0.38
0.36
0.34
0.32
2015
2016
2017
2018
2019
2020
2021
1.64
0.369
1.60
0.370
Palma ratio (left axis) (based on TGP only)
(based on total remuneration)
Gini coefficient (right axis) (based on TGP only)
(based on total remuneration)

Gender parity analysis

Following a benchmarking review done in 2019, it became apparent that a pay-parity audit was required for senior officials due to some observable anomalies. Subsequent findings indicated that, where disparities in salary levels across gender and race existed, these were predominately linked to longer lengths of service between the persons being compared as opposed to factors of race or gender. On further analysis of some of the roles, it was evident that the disparities mostly arose from legacy issues, largely stemming from the impact of mergers and acquisitions caused by differences in respective pay practices across the group e.g. there were some differences in promotion and benefit policies between the gold segment and the PGM segment and even between different operations within the same segments.

The 2020 pay-parity audit established a better foundation for equitable and fair pay practices. The pay-parity project established a framework and a pay model which included targets for adjusting differences as required. The model integrates objective criteria (experience, skills, performance and talent retention) and serves as a guide for HR and line management when setting pay levels during the annual increase. The status of pay-parity will continue to be tracked, and corrected where required, on an annual basis and the model refined as needs be.

Our audit of gender parity in particular over the past year showed that there is scant evidence women are paid less because of their gender. Any apparent pay gaps that were identified were considered, on closer inspection, to be reasonably justified based on the assessment of key factors such as work experience and time spent in the particular role.

Determining and overseeing 'fair pay' is a complex issue and achieving this requires clear rules and principles, aligned to a talent strategy and supported by a policy and governance framework. We remain committed to refining these in pursuit of ensuring equity and fairness.

Discretionary 20% modifier applied to STI and LTI pay outs due to high fatalities in 2021

As has been addressed elsewhere in this report, the level of fatalities across the Group was unacceptably high during 2021 and does not accord with our intention to progressively work towards Zero Harm. In the light of this and despite the many levels of operational success in the Group, the Remuneration Committee deliberated long and hard as to what would be the most appropriate manner to address this shortcoming in terms of remuneration outcomes.

Using the discretion allowed in the rules of the incentive schemes and as has been done in the past, the Remuneration Committee determined that we would apply a substantial downward modifier and cut the STI payouts as well as the LTI vestings due in March 2022 by 20%. This was over and above the 0% scores achieved for the Safety categories in the Operational delivery scorecards.

STI outcomes

As set out in Part 2 of this report, STI payments are based on measuring and rating the performance of the Group Exco against operational measures, as itemised in the Operational delivery scorecard and in the personal performance of each executive based on their Personal performance scorecards.

Operational delivery scorecard for 2021

For performance over 2021, in terms of the various KPIs in the Operational scorecard, we considered and, where appropriate, took into account various unforeseen impacts that were considered anomalous. These include: a delayed and staggered return to work after the Christmas break by employees from neighbouring countries which was constrained due to governmental COVID-19 restrictions, other COVID-19 regulations, criminal damage to Eskom transmission infrastructure that resulted in power supply interruptions, the substantial above-budget increases in electricity, and approved changes to mining configurations to enhance shareholder value. The Remuneration Committee is satisfied that the allowance of small budget adjustments was warranted and could not reasonably have been anticipated when the 2021 budgets were approved. The overall evaluation of operational delivery for 2021 is presented in the table below.

IR - 250

04 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Sibanye-Stillwater operational delivery scorecard evaluation 2021

KPI	Weight	Parameter	Sub-weight (%)	Threshold 0%	On target 100%	Maximum 200%	Actual	Rating (%)
		South African gold operations (20% contribution to Group)						
Safety	30 %	Total Recordable Injury Frequency Rate (per million hours)	100 %	6.74	6.13	5.82	6.91	0.0 %
Production	30 %	Gold produced (kg)	100 %	25,123	27,914	28,612	27,760	94.5 %
Cost	20 %	Underground operating cost (R/underground ton milled) (ORD expensed, excluding capex and non-controllables)	50 %	4,038	3,671	3,579	3,820	59.4 %
		Total operating cost (R/kg produced) (Surface and U/G kg's) (ORD expensed, excluding capex and non-controllables)	50 %	823,616	748,742	730,023	781,218	56.6 %
Developed state	20 %	Primary on reef development (m)	50 %	7,314	8,127	8,330	8,153	112.8 %
		Primary off reef development (including Capex) (m)	50 %	22,465	24,961	25,585	26,324	200.0 %
		SA gold operations overall result						**71.2%**
		South African PGM operations (40% contribution to Group)						
Safety	30 %	Total Recordable Injury Frequency Rate (per million hours)	100 %	6.22	5.65	5.37	7.09	0.0 %
Production	30 %	Ounces produced ('000 4E oz)	100 %	1,731	1,923	1,971	1,943	142.3 %
Cost	20 %	Underground operating cost (R/underground reef ton hoisted) (ORD capitalised, excluding capex and non controllables)	50 %	1,565	1,423	1,388	1,387	200.0 %
		Total operating cost (R/4E oz produced) (Surface and U/G oz's) (ORD expensed, excluding capex and non controllables)	50 %	18,490	16,809	16,389	16,537	164.7 %
Developed state	20 %	Primary on reef development (m)	50 %	62,933	69,926	71,674	76,062	200.0 %
		Primary off reef development (m)	50 %	31,994	35,549	36,438	35,098	87.3 %
		SA PGM operations overall result						**107.9%**
		US PGM operations (40% contribution to Group)						
Safety	30 %	Total Recordable Injury Frequency Rate (per million hours)	100 %	11.57	10.52	9.99	10.50	103.8 %
Production	30 %	Returnable 2E PGM produced ('000 oz)	70 %	611	679	696	570	0 %
		Recycling throughput (tonnes smelted per day)	30 %	27	28	29	26	0 %
		Underground operating cost ($/underground reef ton milled) (ORD capitalised, excluding capex and non-controllables)	40 %	231	210	205	245	0 %
Cost	20 %	Total operating cost ($/oz produced excluding recycling) (ORD expensed, excluding capex and non- controllables)	40 %	623	567	552	658	0 %
		Recycling EBITDA (US$ million)	20 %	75	79	83	101	200 %
Developed state	20 %	Primary development advance (equivalent 000 ft)	15 %	23.4	26.0	26.7	29.7	200 %
		Secondary development advance (equivalent 000 ft)	15 %	42.5	47.2	48.4	31.5	0 %
		Blitz project primary development advance (equivalent 000 ft)	35 %	25.6	28.5	29.2	20.4	0 %
		Blitz project secondary development advance (equivalent 000 ft)	35 %	8.2	9.1	9.4	10.8	200 %
		US PGM operations result						**64.1%**
		Group result						**83.1%**

Personal performance outcomes for the executive directors during 2021

As set out in Part 2 of this report, a performance scale of 1 - 5 is used for each factor on the executives' scorecard and then a weighted average score is determined based on the outcomes for each factor. A performance of 3 is considered on-target and equates to a rating of 100%, whereas a performance of 5 represents exceptional achievement and is rated 200%.

IR - 251

04 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Neal Froneman – CEO

Neal achieved a personal performance rating of 4.1, which translated to a score of 155% for the personal performance component of his STI payment. We have set out a brief summary of the achievements in the table below:

Objective	Weighting (%)	Performance rating
Embedding ESG excellence as the way we do business	20%	3.8
Building a values-based organisational culture	20%	4.1
Optimising capital allocation	20%	4.5
Prospering in South Africa's investment climate	20%	4.4
Building an operating portfolio of green metals and related technologies	20%	3.6

Performance highlights for 2021:

- ESG performance linked to senior management remuneration; inaugural ESG scorecard for 2021 rated at 152% performance
- Framework outlining Sibanye-Stillwater's commitment to sustainability, providing high level context for ESG, with strong emphasis on climate change
- Apart from the regrettable number of fatal accidents that detracted from 2021 performance, no ESG shortcomings of significance were experienced
- Significant progress in strengthening our values-based organisational culture through development of leadership
- Progress towards goal of 30% women in mining by 2025 with increased female representation across all levels and functions; further progress made within the talent pipeline
- Baseline studies identified factors impeding diversity and inclusion; initiatives taken to address barriers
- Business and operational continuity was well sustained during COVID-19, with vaccines promoted for employees as one of the critical measures
- Progress in normalising the social context at Marikana through various engagement sessions with stakeholders
- Meaningful progress towards formalising agreements with communities around our South African operations
- Effective advocacy to moderate proposed legislative and regulatory developments that would impede business in South Africa
- Updated capital allocation framework, with capital deployed exceeding projections
- Further clarity on leadership roles, with C-suite leadership structure and staffing established to lead and guide the Group over the medium and long term, and regional leadership to drive growth and operational effectiveness
- Launched the green metals strategy, positioning Sibanye-Stillwater as a contributor to the new low-carbon global economy; delivered through increasing involvement in the broad spectrum of commodities and energy solutions of the future
- Four green metals transactions concluded, establishing presence in the new value chains of the low-carbon economy
- Positioning in circular economy through emphasis on recycling and tailings re-processing

Charl Keyter – CFO

Charl achieved a personal performance rating of 4.1 which translated into a score of 155% for the personal performance component of his STI payment. A summary of his achievements against his personal performance scorecard are set out below:

Objective	Weighting (%)	Performance rating
Focus on safe production and operational excellence	25%	3.6
Optimising capital allocation	45%	4.5
Building an operating portfolio of green metals and related technologies	30%	4.0

Performance highlights for 2021:

- Exceptional financial health, with a strong balance sheet and healthy cash reserves
- Capital allocation framework working very well, with a strengthened management and oversight system
- Capital allocated in accordance with intended capital allocation priorities, exceeding target levels due to strong earnings and cash flows
- Corporate debt pipeline restructured, reducing costs
- Over R500 million annual cost savings secured in the South African supply chain
- Progress on ISO 27001 certification for ICT
- Integrated services delivery model reviewed in the context of increasing diversification of operations
- Financial integration in progress or planned in respect of 2021 acquisitions
- Exemplary governance credentials supporting the Group's ESG positioning

IR - 252

04 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Overall STI outcomes for executive directors and prescribed officers for 2021

The following table provides the 2021 performance assessments, together with the cash and deferred share-based incentive STI awards. Overall performance is weighted 70% for operational delivery and 30% for personal performance.

Executive		Operational delivery performance	Personal performance	Overall performance	Approved annual TGP (incentive attracting for STI) (000's)	Cash incentive (after 20% ESG deduction) (000's)	Value of deferred share-based award (000's)
Neal Froneman	RSA	83.1 %	155.0 %	104.6 %	R8,256	R4,897	R3,265
	USA				US$330	US$195	US$130
Charl Keyter		83.1 %	155.0 %	104.6 %	R7,543	R4,204	R2,802
Richard Stewart		83.1 %	160.0 %	106.1 %	R5,750	R3,251	R2,167
Robert van Niekerk		83.1 %	150.0 %	103.1 %	R5,923	R3,254	R2,169
Dawie Mostert	EVP	83.1 %	135.0 %	98.6 %	R4,592	R1,568	R1,045
	CxO				R5,166	R1,022	R681
	Total					R2,590	R1,726
Laurent Charbonnier	EVP	83.1 %	150.0 %	103.1 %	£425	£138	£92
	CxO				£488	£101	£67
	Total					£239	£159
Lerato Legong	EVP	83.1 %	135.0 %	98.6 %	R3,920	R1,338	R892
	CxO				R4,312	R853	R569
	Total					R2,191	R1,461
Themba Nkosi	EVP	83.1 %	150.0 %	103.1 %	R4,296	R1,489	R993
	CxO				R4,425	R889	R592
	Total					R2,378	R1,585

For Neal Froneman, Charl Keyter, Laurent Charbonnier, Richard Stewart and Robert van Niekerk transitional STI parameters were used where applicable. In addition, up until the promotions from EVP to CxO effective 1 September 2021, those with service split between EVP and CxO were regarded as prescribed officers for the full year, with different on-target STIs applicable to their appointment level for the respective periods.

LTI outcomes

LTI awards made in March 2021

As disclosed in the 2020 Integrated Report, LTI awards were made to executive directors and prescribed officers in March 2021, based on the relevant parameters and their personal performance during 2020. Details for the determination of the conditional (performance) share-based, LTI awards made to executive directors and prescribed officers on 1 March 2021 are shown below. These fair value awards are subject to the performance conditions in effect at the time that vesting is due and this will result in only a portion of these share unit awards actually ranging between 0 and 250%. This will be evaluated over the performance period from the date the awards were made in 2021 up until the date to vesting on 1 March 2024.

Executive	LTI on target award during transition plan	% of on target award based on 2020 personal performance rating	% of annual TGP awarded	Value of share-based long term incentive award (000's)	Number of share units awarded
Neal Froneman	90.2 %	200.0 %	180.4%	R24,700	348,463
Charl Keyter	80.9 %	200.0 %	161.8%	R12,207	172,214
Dawie Mostert	65.0 %	200.0 %	130.0%	R5,970	84,220
Laurent Charbonnier	66.5 %	100.0 %	66.5%	£283	83,251
Lerato Legong	65.0 %	150.0 %	97.5%	R3,822	53,926
Themba Nkosi	65.0 %	164.3 %	106.8%	R4,588	64,724
Richard Stewart	80.9 %	200.0 %	161.8%	R9,305	131,277
Robert van Niekerk	80.9 %	200.0 %	161.8%	R9,585	135,230

IR - 253

04 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

LTI awards made in March 2022

The details for the determination of share price linked, cash settled LTI awards for executive directors and prescribed officers on 1 March 2022 are shown below. The basis on which these share-based awards are determined is explained in Part 2 of this report.

LTIs are awarded in accordance with the on-target percentages as stipulated in the senior management incentive plan approved by the Board, as moderated by personal performance ratings using the on-award multiples as presented in Part 2 of this report. The fair value awards presented in the table below are determined based on annual TGP post the approved March 2022 increases and will be subject to the assessment of the Performance Conditions which will determine the actual number of share units vesting in March 2025 being somewhere in the range from 0 to 250%. The awards will be cash-settled after three years, taking into account the performance conditions and share price appreciation by the time of settlement.

Executive	LTI on target award	% of on target award based on 2021 personal performance rating	% of annual TGP awarded	Value of share-based long term incentive award (000's)	Number of share units awarded
Neal Froneman	115.0 %	192.9 %	221.8 %	R31,831	459,554
Charl Keyter	90.0 %	192.9 %	173.6 %	R13,746	198,456
Dawie Mostert	90.0 %	164.3 %	147.9 %	R8,005	115,571
Laurent Charbonnier	90.0 %	185.7 %	167.1 %	£841	249,596
Lerato Legong	90.0 %	164.3 %	147.9 %	R6,682	96,474
Themba Nkosi	90.0 %	171.4 %	154.3 %	R7,155	103,299
Richard Stewart	90.0 %	200.0 %	180.0 %	R11,839	170,932
Robert van Niekerk	90.0 %	185.7 %	167.1 %	R10,909	157,498

Vesting outcomes for 2018 conditional (performance) share awards vesting in March 2021

As reported in the 2020 Remuneration Report, over the three-year performance period to March 2021, the TSR result was assessed at 85.89% and carries a 70% weight in the total vesting determination. Sibanye-Stillwater's TSR of 75.1% per annum exceeded the TSR of seven companies in the peer group and was adjudged to be superior to 77.1% of the market capitalisation in the peer group.

The ROCE evaluated over the 2018, 2019 and 2020 financial years was 21.86% against a cost of equity of 13.12%. Since ROCE exceeded cost of equity by 8.74%, the ROCE performance condition outcome, which carries a 30% weight towards the overall performance condition, was determined to be 100%.

In applying its discretion in respect of a potential ESG deduction through consideration of the corporation's ESG performance over the vesting period to end-2020, the Remuneration Committee concluded that there were no material or severe ESG shortcomings that would warrant the imposition of a deduction on the vesting of the conditional shares. As such, by combining the components of the TSR and ROCE, using the approved weightings, there was a resultant 90.12% of the shares awarded in March 2018 vesting to participants.

IR - 254

04 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Vesting outcomes for 2019 conditional (performance) share awards vesting in March 2022

Over the three-year performance period to March 2022, the TSR vesting percentage was evaluated at 97.17%, as illustrated below, and carries a 70% weight in the total vesting determination. Sibanye-Stillwater's annualised TSR of 66.3% per annum exceeded the TSR of seven companies in the peer group and, based on linear interpolation between the first and second peer companies, was evaluated as superior to 87.2% of the market capitalisation in the peer group.

TSR performance condition
Award date = 1 March 2019; Vesting date = 1 March 2022
Performance period = 1 March 2019 to 14 February 2022
Performance condition = 97.17%
TSR (annualised)
100%
50%
0%
Performance condition
80%
60%
40%
20%
Cumulative percentage
ANG
EXX
ARI
HAR
AMS
GFI
NHM
IMP
Peer Group TSR (market Cap Weighted)
Performance Condition curve
Sibanye-Stillwater position

The ROCE over the 2019, 2020 and 2021 financial years has been determined as 37.5% against a cost of equity of 17.3%. Since the return on capital employed exceeded the cost of equity by 20.2%, the ROCE element, which carries 30% weighting in the overall performance condition, was evaluated at 100%.

As explained above, in applying its discretion to the ESG condition, and considering the company's ESG outcomes during the period, it was concluded by the Remuneration Committee that the incidence of fatalities in 2021 warranted the imposition of a 20% deduction on the vesting of the conditional shares. As such, by combining the components of the TSR and ROCE using the approved weightings and the 20% modifier, a resultant 78.4% of the shares awarded in March 2019 vested to the executive directors and prescribed officers.

IR - 255

04 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Summary of equity settled and share price linked cash settled awards

	Award	Award date	Award price	Vesting date	Long-Term Incentive award at 31 December 2020	Number of shares or share units awarded inclusive of performance conditional award	Long-Term Incentive awards forfeited during the year	Long-Term Incentive awards exercised during the year	Unvested Long-Term Incentive awards at 31 December 2021	Cash flow	Face value of award date	Fair value at award date	Fair value at 31 December 2021
Executive Directors													
Neal Froneman	**Conditional Share Awards**												
	PS - 1 Mar 2018	01-Mar-18	R0.00	01-Mar-21	4,440,824	—	438,753	4,002,071	—	264,277,984	48,749,999	29,292,358	—
	PS - 1 Mar 2019	01-Mar-19	R0.00	01-Mar-22	2,926,591	—	—	—	2,926,591	—	44,971,031	32,690,021	140,739,761
	Conditional Share Unit Awards												
	CSU - 2 Mar 2020	02-Mar-20	R0.00	02-Mar-23	1,530,927				1,530,927	—	53,387,099	27,189,264	36,429,939
	CSU - 1 Mar 2021	01-Mar-21	R0.00	01-Mar-24	—	348,463	—	—	348,463	—	24,699,580	28,249,895	14,722,213
	Forfeitable Share Unit Awards												
	FSU - 2 Mar 2020	02-Mar-20	R0.00	02-Sep-21	102,706	—	—	102,706	—	5,911,022	3,581,605	3,343,080	—
	FSU - 1 Mar 2021	01-Mar-21	R0.00	01-Dec-21	—	60,163	—	60,163	—	2,916,320	4,264,444	4,331,134	—
	FSU - 1 Mar 2021	01-Mar-21	R0.00	01-Sep-22	—	60,158	—	—	60,158	—	4,264,089	4,330,774	2,953,758
Total					**9,001,048**	**468,784**	**438,753**	**4,164,940**	**4,866,139**	**273,105,326**	**183,917,847**	**129,426,526**	**194,845,671**
Charl Keyter	**Conditional Share Awards**												
	PS - 1 Mar 2018	01-Mar-18	R0.00	01-Mar-21	2,261,131	—	223,401	2,037,730	—	128,348,469	24,821,996	14,914,765	—
	PS - 1 Mar 2019	01-Mar-19	R0.00	01-Mar-22	1,276,041	—	—	—	1,276,041	—	19,584,558	14,253,378	61,364,812
	Conditional Share Unit Awards												
	CSU - 2 Mar 2020	02-Mar-20	R0.00	02-Mar-23	681,415	—	—	—	681,415	—	23,762,576	12,101,930	16,214,951
	CSU - 1 Mar 2021	01-Mar-21	R0.00	01-Mar-24	—	172,214	—	—	172,214	—	12,206,787	13,961,389	7,275,869
	Forfeitable Share Unit Awards												
	FSU - 2 Mar 2020	02-Mar-20	R0.00	02-Sep-21	47,733	—	—	47,733	—	2,689,759	1,664,564	1,553,709	—
	FSU - 1 Mar 2021	01-Mar-21	R0.00	01-Dec-21	—	30,690	—	30,690	—	1,537,922	2,175,353	2,209,373	—
	FSU - 1 Mar 2021	01-Mar-21	R0.00	01-Sep-22	—	30,690	—	—	30,690	—	2,175,353	2,209,373	1,506,879
Total					**4,266,320**	**233,594**	**223,401**	**2,116,153**	**2,160,360**	**132,576,150**	**86,391,187**	**61,203,917**	**86,362,511**
Prescribed officers													
Dawie Mostert	**Conditional Share Awards**												
	PS - 1 Mar 2018	01-Mar-18	R0.00	01-Mar-21	1,098,264	—	108,510	989,754	—	62,340,634	12,056,403	7,244,318	—
	PS - 1 Mar 2019	01-Mar-19	R0.00	01-Mar-22	708,333	—	—	—	708,333	—	10,871,437	7,912,080	34,063,734
	Conditional Share Unit Awards												
	CSU - 2 Mar 2020	02-Mar-20	R0.00	02-Mar-23	378,255	—	—	—	378,255	—	13,190,660	6,717,809	9,000,956
	CSU - 1 Mar 2021	01-Mar-21	R0.00	01-Mar-24	—	84,220	—	—	84,220	—	5,969,640	6,827,715	3,558,211
	Forfeitable Share Unit Awards												
	FSU - 2 Mar 2020	02-Mar-20	R0.00	02-Sep-21	26,843	—	—	26,843	—	1,512,606	936,080	873,740	—
	FSU - 1 Mar 2021	01-Mar-21	R0.00	01-Dec-21	—	17,213	—	17,213	—	862,569	1,220,083	1,239,164	—
	FSU - 1 Mar 2021	01-Mar-21	R0.00	01-Sep-22	—	17,213	—	—	17,213	—	1,220,083	1,239,164	845,158
Total					**2,211,695**	**118,646**	**108,510**	**1,033,810**	**1,188,021**	**64,715,809**	**45,464,386**	**32,053,990**	**47,468,059**

IR - 256

04 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | **REWARDING DELIVERY** | ANCILLARY INFORMATION

Remuneration report *continued*

	Award	Award date	Award price	Vesting date	Long-Term Incentive award at 31 December 2020	Number of shares or share units awarded inclusive of performance conditional award	Long-Term Incentive awards forfeited during the year	Long-Term Incentive awards exercised during the year	Unvested Long-Term Incentive awards at 31 December 2021	Cash flow	Face value of award date	Fair value at award date	Fair value at 31 December 2021
Prescribed officers *continued*													
Laurent Charbonnier	**Conditional Share Awards**												
	CSU - 1 Dec 2020	01-Dec-20	R0.00	01-Dec-23	68,962	—	—	—	68,962	—	3,577,431	1,999,208	1,553,369
	CSU - 1 Mar 2021	01-Mar-21	R0.00	01-Mar-24	—	83,251	—	—	83,251	—	5,900,956	6,749,159	3,517,271
	CSU - 1 Sep 2021	01-Sep-21	R0.00	01-Sep-24	—	26,878	—	—	26,878	—	1,589,777	1,546,291	1,154,840
	Retention Share Unit Awards												
	RSU - 16 Nov 2020	16-Nov-20	R0.00	16-Nov-21	39,962	31,863	—	71,825	—	3,991,789	3,675,946	3,451,191	—
	RSU - 16 Nov 2020	16-Nov-20	R0.00	16-Nov-22	19,981	15,932	—	—	35,913	—	1,837,999	1,590,587	1,670,780
	RSU - 16 Nov 2020	16-Nov-20	R0.00	16-Nov-23	9,990	7,965	—	—	17,955	—	918,923	727,178	767,181
	Forfeitable Share Unit Awards												
	FSU - 1 Mar 2021	01-Mar-21	R0.00	01-Dec-21	—	3,596	—	3,596	—	180,201	254,890	258,876	—
	FSU - 1 Mar 2021	01-Mar-21	R0.00	01-Sep-22	—	3,596	—	—	3,596	—	254,890	258,876	176,564
Total					**138,895**	**173,081**	**—**	**75,421**	**236,555**	**4,171,990**	**18,010,812**	**16,581,366**	**8,840,005**
Lerato Legong	**Conditional Share Unit Awards**												
	CSU - 1 June 2020	01-Jun-20	R0.00	01-Jun-23	131,253	—	—	—	131,253	—	4,289,991	2,361,241	3,240,243
	CSU - 1 Sep 2020	01-Sep-20	R0.00	01-Sep-23	17,109	—	—	—	17,109	—	877,471	521,482	394,431
	CSU - 1 Mar 2021	01-Mar-21	R0.00	01-Mar-24	—	53,926	—	—	53,926	—	3,822,356	4,371,781	2,278,320
	CSU - 1 Sep 2021	01-Sep-21	R0.00	01-Sep-24	—	497	—	—	497	—	29,397	28,592	21,354
	Forfeitable Share Unit Awards												
	FSU - 1 Mar 2021	01-Mar-21	R0.00	01-Dec-21	—	8,922	—	8,922	—	447,095	632,405	642,295	—
	FSU - 1 Mar 2021	01-Mar-21	R0.00	01-Sep-22	—	8,922	—	—	8,922	—	632,405	642,295	438,070
Total					**148,362**	**72,267**	**—**	**8,922**	**211,707**	**447,095**	**10,284,025**	**8,567,686**	**6,372,418**
Richard Stewart	**Conditional Share Awards**												
	PS - 1 Mar 2018	01-Mar-18	R0.00	01-Mar-21	1,260,423	—	124,531	1,135,892	—	71,545,294	13,836,534	8,313,943	—
	PS - 1 Mar 2019	01-Mar-19	R0.00	01-Mar-22	832,221	—	—	—	832,221	—	12,772,856	9,295,909	9,292,580
	Conditional Share Unit Awards												
	CSU - 2 Mar 2020	02-Mar-20	R0.00	02 Mar 2023	380,925	—	—	—	380,925	—	13,283,769	6,765,228	9,064,491
	CSU - 1 Mar 2021	01-Mar-21	R0.00	01-Mar-24	—	131,277	—	—	131,277	—	9,305,111	10,642,626	5,546,322
	Forfeitable Share Unit Awards												
	FSU - 2 Mar 2020	02-Mar-20	R0.00	02-Sep-21	27,032	—	—	27,032	—	1,523,256	942,671	879,892	—
	FSU - 1 Mar 2021	01-Mar-21	R0.00	01-Dec-21	—	17,253	—	17,253	—	864,574	1,222,919	1,242,043	—
	FSU - 1 Mar 2021	01-Mar-21	R0.00	01-Sep-22	—	17,253	—	—	17,253	—	1,222,919	1,242,043	847,122
Total					**2,500,601**	**165,783**	**124,531**	**1,180,177**	**1,361,676**	**73,933,124**	**52,586,779**	**38,381,684**	**24,750,515**

IR - 257

04 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Prescribed officers *continued*

	Award	Award date	Award price	Vesting date	Long-Term Incentive award at 31 December 2020	Number of shares or share units awarded inclusive of performance conditional award	Long-Term Incentive awards forfeited during the year	Long-Term Incentive awards exercised during the year	Unvested Long-Term Incentive awards at 31 December 2021	Cash flow	Face value of award date	Fair value at award date	Fair value at 31 December 2021
Robert van Niekerk	**Conditional Share Awards**												
	PS - 1 Sep 2017	01-Sep-17	R0.00	01-Sep-20	34,843	—	—	34,843	—	2,194,631	2,303,196	2,635,328	—
	PS - 1 Mar 2018	01-Mar-18	R0.00	01-Mar-21	1,773,860	—	175,258	1,598,602	—	100,689,539	19,472,894	11,700,656	—
	PS - 1 Mar 2019	01-Mar-19	R0.00	01-Mar-22	1,169,008	—	—	—	1,169,008	—	17,941,833	13,057,819	13,053,143
	Conditional Share Unit Awards												
	CSU - 2 Mar 2020	02-Mar-20	R0.00	02-Mar-23	611,519	—	—	—	611,519	—	21,325,135	10,860,577	14,551,706
	CSU - 1 Mar 2021	01-Mar-21	R0.00	01-Mar-24	—	135,230	—	—	135,230	—	9,585,305	10,963,096	5,713,332
	Forfeitable Share Unit Awards												
	FSU - 2 Mar 2020	02-Mar-20	R0.00	02-Sep-21	43,655	—	—	43,655	—	2,459,964	1,522,355	1,420,970	—
	FSU - 1 Mar 2021	01-Mar-21	R0.00	01-Dec-21	—	25,800	—	25,800	—	1,292,877	1,828,743	1,857,342	—
	FSU - 1 Mar 2021	01-Mar-21	R0.00	01-Sep-22	—	25,800	—	—	25,800	—	1,828,743	1,857,342	1,266,780
Total					**3,632,885**	**186,830**	**175,258**	**1,702,900**	**1,941,557**	**106,637,011**	**75,808,204**	**54,353,130**	**34,584,961**
Themba Nkosi	**Conditional Share Awards**												
	PS - 1 Mar 2018	01-Mar-18	R0.00	01-Mar-21	883,240	—	87,265	795,975	—	50,135,281	9,695,934	5,825,985	—
	PS - 1 Mar 2019	01-Mar-19	R0.00	01-Mar-22	662,698	—	—	—	662,698	—	10,171,037	7,402,337	7,399,686
	Conditional Share Unit Awards												
	CSU - 2 Mar 2020	02-Mar-20	R0.00	02-Mar-23	303,330	—	—	—	303,330	—	10,577,845	5,387,141	7,218,041
	CSU - 1 Mar 2021	01-Mar-21	R0.00	01-Mar-24	—	64,724	—	—	64,724	—	4,587,734	5,247,175	2,734,524
	Forfeitable Share Unit Awards												
	FSU - 2 Mar 2020	02-Mar-20	R0.00	02-Sep-21	23,169	—	—	23,169	—	1,305,575	807,959	754,151	—
	FSU - 1 Mar 2021	01-Mar-21	R0.00	01-Dec-21	—	14,944	—	14,944		748,866	1,059,253	1,075,819	—
	FSU - 1 Mar 2021	01-Mar-21	R0.00	01-Sep-22	—	14,943	—	—	14,943	—	1,059,182	1,075,747	733,701
Total					**1,872,437**	**94,611**	**87,265**	**834,088**	**1,045,695**	**52,189,722**	**37,958,944**	**26,768,355**	**18,085,952**

Executive directors' and prescribed officers' single figure of remuneration

Pulling all of this together, all the various components of remuneration outcomes for executive directors and prescribed officers for 2021 are set out below. We have included comparative tables for 2020.

During 2021, Sibanye-Stillwater moved fully to a C-suite leadership configuration. Richard Stewart was appointed COO before 2021, with the result that operating segment EVPs were no longer regarded as prescribed officers resulting in their remuneration no longer being disclosed. (However, their remuneration was disclosed in 2020.) Other EVPs who were appointed into CxO positions during 2021 participated in Group Executive Committee proceedings throughout the year and are therefore treated as prescribed officers.

Two perspectives are provided, the first is a single total figure of remuneration that reflects earnings attributable during the relevant cycle and the second, total cash remuneration, reflecting earnings received by each executive director and prescribed officer during the cycle. This should be considered in conjunction with the table of unvested awards, which provides a view of the in-flight LTI share-based awards for each executive during the cycle.

In this report, both the short-term cash incentive and forfeitable share unit awards, which are in proportion to the cash incentive with deferred vesting, are reported on an accrued basis in the single total figure of remuneration. Conditional share units, as before, are reported at vesting. To determine cash earnings in the cycle, amounts of shares accrued in 2021 but not settled are subtracted, while shares accrued in previous years and which were settled in 2021 are added back in. Finally, adjustments are included to take account of market movements on shares that were settled in 2021.

The very substantial increase in the single figure remuneration when comparing 2021 to 2020 arise from the combination of a high vesting outcome on the LTIs together with a very significant increase in the Sibanye-Stillwater share price between the date when the shares were awarded and the date of vesting three years later. Between March 2018 and March 2022 the share price grew by a multiple of 4.7 times (or 366%) from around R15 to nearly R70. For the period from March 2017 to March 2021 the share price grew from R25 to R73 – a multiple of 2.9 times or 190%.

IR - 258

04 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Remuneration paid to Sibanye-Stillwater executive directors and prescribed officers for the year ended 31 December 2021

2021 (R000)

		Salary	Pension scheme total contributions	Cash bonus accrued	Accrual of forfeitable share award	Other cash payment	Conditional share proceeds	Other benefits	Termination /Separation benefits	Total single figure of remuneration	Less: Amount accrued not settled in 2021	Plus: Amount of previous accruals settled in 2021	Adjustments for market movements on accruals settled	Total cash remuneration
Executive directors														
Neal Froneman[1]	Paid in SA	7,425	825	4,898	3,265	658	171,663	—	—	188,734	(8,163)	12,537	722	193,830
	Paid in US	5,002	—	2,895	1,930	406	92,615	—	—	102,848	(4,825)	8,147	314	106,484
	Total	12,427	825	7,793	5,195	1,064	264,278	—	—	**291,582**	(12,988)	20,684	1,036	**300,314**
Charl Keyter		6,601	943	4,204	2,803	529	128,348	—	—	143,428	(7,007)	10,366	388	147,175
Prescribed officers														
Dawie Mostert		4,206	573	2,590	1,727	297	62,341	—	—	71,734	(4,317)	5,816	219	73,452
Laurent Charbonnier[2]		10,084	81	4,870	3,247	5,190	—	—	—	23,472	(8,117)	1,030	(77)	16,308
Lerato Legong		3,447	470	2,192	1,461	109	—	—	—	7,679	(3,653)	1,577	(185)	5,418
Mika Seitovirta[3]		245	—	—	—	—	—	—	—	245	—	—	—	245
Richard Stewart		5,175	575	3,251	2,167	298	71,545	—	—	83,011	(5,418)	5,834	222	83,649
Robert van Niekerk		5,331	592	3,254	2,169	456	102,884	—	—	114,686	(5,423)	8,837	402	118,502
Themba Nkosi		3,930	362	2,378	1,585	258	50,135	—	—	58,648	(3,963)	5,045	187	59,917
Total		**51,446**	**4,421**	**30,532**	**20,354**	**8,201**	**679,531**	**—**	**—**	**794,485**	**(50,886)**	**59,189**	**2,192**	**804,980**

[1] *Dual service contract with effect 1 January 2021, remuneration paid in US$ was converted at the average exchange rate of R14.79/US$ applicable for the 12-month period ending 31 December 2021*

[###] *Remuneration paid in GBP was converted at the average exchange rate of R20.33/GBP applicable for the 12-month period ending 31 December 2021*

[###] *Assumed a prescribed officer role on 14 December 2021, remuneration paid in Euro was converted at the average exchange rate of R17.49/Euro applicable for the 12-month period ending 31 December 2021*

Remuneration paid to Sibanye-Stillwater executive directors and prescribed officers for the year ended 31 December 2020

2020 (R000)

		Salary	Pension scheme total contributions	Cash bonus accrued	Accrual of forfeitable share award	Other cash payment	Conditional share proceeds	Other benefits	Termination/ Separation benefits	Total single figure of remuneration	Less: Amount accrued not settled in 2020	Plus: Amount of previous accruals settled in 2020	Adjustments for market movements on accruals settled	Total cash remuneration
Executive directors														
Neal Froneman[1]	Paid in SA	7,318	838	7,617	5,078	68	17,212	—	—	**38,131**	(12,695)	11,765	7,437	**44,638**
	Paid in US	6,018	—	5,788	3,859	34	4,143	—	—	**19,842**	(9,647)	5,085	2,812	**18,092**
	Total	**13,336**	**838**	**13,405**	**8,937**	**102**	**21,355**	**—**	**—**	**57,973**	**(22,342)**	**16,850**	**10,249**	**62,730**
Charl Keyter		6,353	937	6,526	4,351	48	10,716	32	-	**28,963**	(10,877)	8,071	4,782	**30,939**
Prescribed officers														
Chris Bateman[### & ###]		7,058	959	3,484	—	2,729	52,404	325	—	**66,959**	(3,484)	7,362	4,686	**75,523**
Dawie Mostert		3,870	545	3,660	2,440	27	6,113	—	—	**16,655**	(6,100)	4,528	2,662	**17,745**
Hartley Dikgale[### & ###]		977	65	712	—	553	26,852	—	—	**29,159**	(712)	2,846	534	**31,827**
Laurent Charbonnier[###]		1,315	11	773	515	—	—	—	—	**2,614**	(1,288)	—	—	**1,326**
Lerato Legong[5]		1,144	156	945	630	—	—	—	—	**2,875**	(1,575)	—	—	**1,300**
Richard Stewart		4,075	467	3,669	2,446	27	8,189	—	—	**18,873**	(6,115)	4,604	2,798	**20,160**
Robert van Niekerk		5,156	588	5,486	3,658	44	8,043	—	—	**22,975**	(9,144)	7,163	3,790	**24,784**
Shadwick Bessit		4,218	769	4,022	—	31	5,749	—	—	**14,789**	(4,022)	4,955	2,308	**18,030**
Themba Nkosi		3,788	292	3,178	2,118	23	5,887	—	—	**15,286**	(5,296)	3,901	2,279	**16,170**
Wayne Robinson		4,532	381	4,483	2,988	28	6,860	—	—	**19,272**	(7,471)	4,733	2,767	**19,301**
Total		**55,822**	**6,008**	**50,343**	**28,083**	**3,612**	**152,168**	**357**	**—**	**296,393**	**(78,426)**	**65,013**	**36,855**	**319,835**

[1] *Dual service contract with effect 1 January 2020, remuneration paid in US$ was converted at the average exchange rate of R16.46/US$ applicable for the 12-month period ending 31 December 2020*

[###] *Ceased performing a prescribed officer role on 6 September 2020, remuneration paid in US$ was converted at the average exchange rate of R16.46/US$ applicable for the 12-month period ending 31 December 2020*

[###] *Ceased performing a prescribed officer role on 31 March 2020*

[###] *Assumed a prescribed officer role on 16 November 2020, remuneration paid in GBP was converted at the average exchange rate of R21.10/GBP applicable for the 12-month period ending 31 December 2020*

[###] *Assumed a prescribed officer role on 1 September 2020*

[###] *Accelerated vesting provisions applied due to no-fault termination*

IR - 259

04 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Remuneration report *continued*

Non-executive director fees

Fees and reimbursements paid in respect of directors' 2021 Board and committee duties are presented in the table below reflecting the total amount paid to each non-executive director (exclusive of 15% VAT where applicable), as approved by shareholders.

	R000's			
Non-executive director	**Directors' fees**	**Committee fees**	**Expenses reimbursed**	**Total**
Timothy Cumming	1,081	1,140	8	2,229
Savannah Danson	1,081	981	0	2,062
Richard Menell	2,194	525	0	2,719
Nkosemntu Nika	1,081	661	0	1,742
Keith Rayner	1,081	1,304	0	2,384
Susan van der Merwe	1,081	661	0	1,742
Jeremiah Vilakazi	1,081	714	0	1,795
Dr Vincent Maphai	3,265	0	0	3,265
Harry Kenyon-Slaney	1,243	1,102	24	2,370
Dr Elaine Dorward-King	1,243	351	24	1,618
Sindiswa Zilwa	1,081	726	0	1,807
Total	15,512	8,166	56	23,735

As has been indicated in Part 2 above, the Remuneration Committee believes that non-executive directors fees remain suitably aligned following the benchmarking exercise done in 2019. We therefore recommend an across-the-board increase of 4.8% for the coming year (effective 1 June 2022), which is in line with the CPI rate in South Africa and lower than SA-based salary inflation. It is also less than the standard increase generally applied.

The table below shows the current and proposed fee levels that will be put to the shareholders for approval at the AGM. These amounts are exclusive of 15% VAT, which will be added where applicable according to the circumstances of the directors involved.

Note: Given the ad hoc nature of meetings of the Investment Committee and given the recommended 'per meeting' fees (see below) then as before, should the Lead Independent Director and/or Chairman be members of the Investment Committee, they would earn the appropriate ad hoc Investment Committee fees on top of their all-inclusive fees shown in this table.

Per year	**2021**	**2022**	**% year-on-year increase**	**2022 fees converted at R15/US$**
Chair of the Board, who is not eligible to receive fees in respect of committee chairmanship or membership except in the event of being a member of the Investment Committee which meets on an ad hoc basis and is remunerated on that basis	R3,312,000	R3,471,000	4.8 %	US$231,400
Lead independent director, who is not eligible to receive fees in respect of committee chairmanship or membership except in the event of being a member of the Investment Committee which meets on an ad hoc basis and is remunerated on that basis	R2,225,300	R2,332,000	4.8 %	US$155,467
Chair of the Audit Committee	R396,800	R416,000	4.8 %	US$27,733
Chair of the Remuneration Committee	R280,000	R293,000	4.8 %	US$19,533
Chairs of the Nominating and Governance Committee, Risk Committee, Social, Ethics and Sustainability Committee, and Safety and Health Committee	R244,700	R256,000	4.8 %	US$17,067
Members of the Board	R1,096,400	R1,149,000	4.8 %	US$76,600
Members of the Audit Committee	R206,000	R216,000	4.8 %	US$14,400
Members of the Nominating and Governance Committee, Risk Committee, Remuneration Committee, Social, Ethics and Sustainability Committee and Safety and Health Committee	R155,000	R162,000	4.8 %	US$10,800

The per meeting fees for the Investment Committee chair is proposed to increase from R75,000 in 2021 to R79,000 in 2022, effective from 1 June 2022, with the per meeting fee for members of the Investment Committee increasing from R40,000 to R42,000. The per diem allowance paid to non-SA resident non-executive directors in respect of each day for which they are required to be away from their home country to attend a committee meeting, a board meeting or visits to the company's operations in support of their director responsibilities, with an additional day to be allowed for travel time, is proposed to increase from R20,000 to R21,000 on the same time frame.

IR - 260

05

ANCILLARY INFORMATION

Detail on Board committees	262
Four-year statistical review	266
Statement of assurance	274
Shareholder information	277
Forward-looking statement	280
Administrative and corporate information	281

IR - 261

05 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Detail on Board committees

OUR BOARD AND ITS COMMITTEES

BOARD	AUDIT COMMITTEE	INVESTMENT COMMITTEE
Has ultimate responsibility for providing ethical leadership and strategic guidance, ensuring that the principles of good corporate governance are observed in delivering on our strategy.	Ensures financial sustainability of the Group by monitoring and reviewing financial controls and procedures, as well as the effectiveness and integrity of internal audit and control systems. Appoints independent, external auditor. Oversees regulatory and legislative compliance.	Established in February 2021 to discharge a pivotal role in guiding and overseeing the allocation of capital and to oversee the Group's investment activities.
Chairman: Vincent Maphai	Chairman: Keith Rayner	Chairman: Richard Menell
Members: eleven independent non-executive directors and two executive directors	Members: Timothy Cumming, Savannah Danson, Richard Menell, Nkosemntu Nika, Susan van der Merwe and Sindiswa Zilwa	Members: Timothy Cumming, Harry Kenyon-Slaney, Keith Rayner, Jeremiah Vilakazi, Savannah Danson, and Sindiswa Zilwa
Number of meetings annually: 4 and 1 strategy session	Number of meetings annually: 6	Meets on an *ad hoc* basis
Number of meetings in 2021: 5	Number of meetings in 2021: 6	Number of meetings in 2021: 8
All members attended all meetings in 2021	All members attended all meetings in 2021	All members attended all meetings in 2021
NOMINATING AND GOVERNANCE COMMITTEE	**REMUNERATION COMMITTEE**	**RISK COMMITTEE**
Develops our approach to matters relating to corporate governance and makes recommendations to the Board on all such matters, while keeping abreast of best practice. Monitors and evaluates effectiveness and composition of the Board and for director and senior executive succession planning.	Ensures payment of fair rewards to attract, retain and motivate executive management with the skills and experience necessary to support and sustain the company and its strategy, and evaluates performance in relation to reward.	Ensures Group sustainability by evaluating and overseeing implementation of efficient risk management processes and controls to identify, monitor and mitigate risks and to act on opportunities identified.
Chairman: Vincent Maphai	Chairman: Timothy Cumming	Chairman: Richard Menell
Members: Richard Menell, Nkosemntu Nika, Keith Rayner, Jeremiah Vilakazi and Susan van der Merwe	Members: Savannah Danson, Harry Kenyon-Slaney, Vincent Maphai, Nkosemntu Nika and Keith Rayner	Members: Timothy Cumming, Savannah Danson, Neal Froneman, Sindiswa Zilwa, Harry Kenyon-Slaney, Keith Rayner and Susan van der Merwe
Number of meetings annually: 4	Number of meetings annually: 4	Number of meetings annually: 2
Number of meetings in 2021: 4	Number of meetings in 2021: 5	Number of meetings in 2021: 3
All members attended all meetings in 2021	All members attended all meetings in 2021	All members attended all meetings in 2021
SAFETY AND HEALTH COMMITTEE	**SOCIAL ETHICS AND SUSTAINABILITY COMMITTEE**	
Ensures adherence to occupational health and safety laws, regulations and external standards, reviews relevant policy and monitors performance of related key indicators so as to minimise mining- related accidents and their impacts	Supports and assists the Board in ensuring compliance with best practice recommendations relating to the ethical conduct of our stakeholder engagement. Oversees and monitors anti-corruption policy and performance, the company's standing as a responsible corporate citizen particularly in relation to the Code of Ethics. Monitors compliance in terms of the UNGC principles	
Chairman: Harry Kenyon-Slaney	Chairman: Jeremiah Vilakazi	
Members: Savannah Danson, Neal Froneman, Vincent Maphai, Sindiswa Zilwa, Richard Menell and Susan van der Merwe	Members: Timothy Cumming, Harry Kenyon-Slaney, Vincent Maphai, Richard Menell, Nkosemntu Nika and Keith Rayner	
Number of meetings annually: 4	Number of meetings annually: 4	
Number of meetings in 2021: 4	Number of meetings in 2021: 4	
All members attended all meetings in 2021	All members attended all meetings in 2021	

Committees

- **AC** Audit Committee
- **IC** Investment Committee
- **N&G** Nominating and Governance Committee
- **REM** Remuneration Committee
- **RC** Risk Committee
- **S&H** Safety and Health Committee
- **SESC** Social, Ethics and Sustainability Committee

IR - 262

05 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Detail on Board committees *continued*

BOARD COMMITTEES

Appointment dates of the Board members and appointment dates to Board Committees

Audit Committee

Members	Appointed to Committee	Meeting attendance
Keith Rayner (Chairman)	24 February 2020	6/6
Timothy Cumming	24 February 2020	6/6
Savannah Danson	24 February 2020	6/6
Richard Menell	24 February 2020	6/6
Nkosemntu Nika	24 February 2020	6/6
Susan van der Merwe	24 February 2020	6/6
Sindiswa Zilwa	16 February 2021	6/6

2021: Contribution to value creation

Deleveraging

- Leverage ratios came down in 2021 due to increased cash flows from revenue

  See *Audit Committee Report* for more detail

Capital allocation

- Allocation of funds organically, inorganically and as dividends to be monitored each quarter
- Solvency and liquidity review to be performed quarterly to support planned capital allocation

IT projects

- Implementation of various IT projects throughout the group were monitored – particularly concerning integration of accounting systems and ensuring completion of phase 1 of the ERP One Project for SA operations. We oversaw the appointment of PwC to assist ICT team with remediation of ISO27001 (management of information security) gaps. And we monitored various ICT compliance and security issues, ensuring ICT compliance risk exposure remained below the high-risk threshold. (See *Harnessing Continuous Innovation*)

Marikana operations

- Completion of the Marikana integration

IFRS

- Ensure implementation of new International Financial Reporting Standards throughout the business

2022: Planned areas of focus

a. Structural areas of focus
   i. Optimisation of capital structure to be considered on an ongoing basis
   ii. Allocation of funds (cash) organically, inorganically, for dividends and for share repurchase to be monitored each quarter
   iii. Solvency and liquidity review to be performed quarterly to support planned capital allocation
   iv. Debt covenant compliance to be monitored each quarter
b. Internal controls and SOX
   i. Group internal controls to be monitored quarterly from Internal Audit and SOX quarterly reports to ensure Group controls are effective
c. IT projects
   i. Monitor implementation and completion of the ERP One Project for SA operations and the implementation of system upgrades in the USA
d. Monitor our digital first strategy implementation throughout the Group

For the Audit Committee's Terms of Reference, see *www.sibanyestillwater.com/about-us/corporate-governance*

Risk Committee

Member	Appointed to the Committee	Meeting attendance
Richard Menell (Chairman)	24 February 2020	3/3
Harry Kenyon-Slaney	24 February 2020	3/3
Neal Froneman	24 February 2020	3/3
Timothy Cumming	24 February 2020	3/3
Keith Rayner	24 February 2020	3/3
Savannah Danson	24 February 2020	3/3
Susan van der Merwe	24 February 2020	3/3
Sindiswa Zilwa	16 February 2021	3/3

IR - 263

05 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Detail on Board committees *continued*

2021: Contribution to value creation	2022: Planned areas of focus
The Committee focused for the year: • Annual review of Enterprise Risk Management (ERM) framework • Annual review of group risk tolerance and risk appetite statements • Annual ERM process assurance review • Strategic risk register review • Corporate compliance reports (review) • Insurance renewal • Segment strategic risk registers (review and approval) • Approval of risk related disclosures for the IR	• Review and approval of new segment risk register Annual ERM process assurance review • Strategic risk register review • Corporate compliance reports (review) • Insurance renewal

For the Risk Committee's Terms of Reference see *www.sibanyestillwater.com/about-us/corporate-governance*

Nominating and Governance Committee

Member	Appointed to the Committee	Meeting attendance
Vincent Maphai (Chairman)	24 February 2020	4/4
Richard Menell	24 February 2020	4/4
Nkosemntu Nika	24 February 2020	4/4
Jeremiah Vilakazi	24 February 2020	4/4
Susan van der Merwe	24 February 2020	4/4
Keith Rayner	16 February 2021	4/4

2021: Contribution to value creation	2022: Planned areas of focus
• During 2021, the Committee deliberated on the following matters:Appointment of independent female non-executive director • Review and approval of the D&O insurance • External board evaluation • Review of the organisational structure to accommodate new acquisitions • Digitalised Corporate Governance Framework • Succession planning for Chairman, CEO, CFO and Key executives • Corporate Governance and key legislation updates	• Review and approval of the D&O insurance to cater for new operational jurisdictions • Implementation of external board evaluation recommendations • Corporate Governance and key legislation updates and implementation

The Nominating and Governance Committee Terms of Reference are available at: *www.sibanyestillwater.com/about-us/corporate-governance*

Remuneration Committee

Member	Appointed to the Committee	Meeting attendance
Timothy Cumming (Chairman)	24 February 2020	5/5
Harry Kenyon-Slaney	24 February 2020	5/5
Savannah Danson	24 February 2020	5/5
Vincent Maphai	24 February 2020	5/5
Nkosemntu Nika	24 February 2020	5/5
Keith Rayner	24 February 2020	5/5

2021: Contribution to value creation	2022: Planned areas of focus
• 2021 Routine approvals of executive pay • Monitoring of trends and consideration of any further refinement deemed appropriate • Progressive build-out of the breadth and depth of the ESG measures used in the ESG scorecard for LTI vesting purposes • Ensuring our remuneration practices are further enhanced as needs be given the increasing multinational nature of the Group • Implementation of a "C-Suite structure" at executive management level • Review and approval of a Minimum Shareholding Requirement (MSR) policy • See the *Remuneration Report* for more detail	• Further advance the maturity of remuneration policy and plans per operating region, aligned to international peer benchmarks and defined by the senior management total reward framework • Review of the monitoring and evaluation arrangements relating to remuneration fairness and parity, and executive pay gap in particular, in the context of global trends and standardisation of indicators • Critical and technical skills retention programmes • Continued focus on appropriateness and extent of ESG factors in incentive determinations

The Remuneration Committee's Terms of Reference are available at: *www.sibanyestillwater.com/about-us/corporate-governance*

IR - 264

05 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Detail on Board committees *continued*

Safety and Health Committee

Member	Appointed to the Committee	Meeting attendance
Harry Kenyon-Slaney (Chairman)	24 February 2020	4/4
Savannah Danson	24 February 2020	4/4
Neal Froneman	24 February 2020	4/4
Richard Menell	24 February 2020	4/4
Vincent Maphai	24 February 2020	4/4
Susan van der Merwe	24 February 2020	4/4
Sindiswa Zilwa	16 February 2021	4/4

2021: Contribution to value creation

- Converting cultural and leadership transformation work into improved health and safety outcomes
- Establishment of a post-incident review process to ensure actions and lessons from incident investigation are implemented
- Implementing practical technical tools for advanced warning of a heightened risk of rock mass failure
- Implemented engineering solutions to eliminate risk to people where they are required to work in proximity to mobile, tracked or mechanical machinery
- Aligned all safety standards and guidelines into a common set of group-wide standards that harmonises our approach to risk and hazard management
- Improve understanding and application of our safety and health values, systems and processes among the workforce
- Maintained vigilance on containing the impact of COVID-19

2022: Planned areas of focus

In 2022 the Committee will focus particularly on the following areas:

- Overseeing the development and successful implementation of the company's fatality elimination strategy
- Continuing to drive the development and implementation of the Group's new set of global safety standards and guidelines
- Monitoring the creation of the desired zero harm safety culture and ensuring its practical conversion into the way all staff think, act and behave in the workplace
- Ensuring rigorous investigations are conducted into all serious incidents and that the lessons learned are applied swiftly and universally across the group
- Encouraging the use of technological innovation to reduce risk, to distance people from machinery where possible and to advance the ability to predict areas at high risk of geotechnical failure.
- Continue to seek further improvement in occupational health outcomes and to protect the group from any new global health pandemic
- Continue to strive to make the safety and health systems and processes as efficient, effective, clear and usable as they can be

The Safety and Health Committee's Terms of Reference are available at: *www.sibanyestillwater.com/about-us/corporate-governance*

Social, ethics and Sustainable Committee

Member	Appointed to the Committee	Meeting attendance
Jeremiah Vilakazi (Chairman)	24 February 2020	4/4
Timothy Cumming	24 February 2020	4/4
Harry Kenyon-Slaney	24 February 2020	4/4
Richard Menell	24 February 2020	4/4
Vincent Maphai	24 February 2020	4/4
Nkosemntu Nika	24 February 2020	4/4
Keith Rayner	24 February 2020	4/4

2021: Contribution to value creation

- Implementation of baseline study conducted by the Commission on Gender Equality
- Continued commitment to being part of the solution in mitigating the impact of COVID-19 on our business as well as the environment in which we operate
- Integration of our values-based culture programme
- Continued to work with ICMM to ensure that we closed all the gaps identified against the ICMM mining principles and performance expectations, and our SA gold operations completed the World Gold Council Responsible Mining assurance in 2021
- Closure of backlogs for SLPs

2022: Planned areas of focus

- Continue our journey towards carbon neutrality by 2040 and building a climate resilient business
- Increasing our exposure to the circular economy
- Leveraging our supply chain for local economic growth
- Play a critical role in reducing inequality in the industry and bringing more women into mining
- Deliver against the Marikana renewal programme
- Use third-party verification, accreditation, certification and recognition as validation of our ESG excellence and commitment

The Social, Ethics and Sustainability Committee's Terms of Reference are available at: *www.sibanyestillwater.com/about-us/corporate-governance*

IR - 265

05 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Four-year statistical review

SUSTAINABLE DEVELOPMENT STATISTICS

		2021				2020			
			US operations	SA operations			US operations	SA operations	
	Unit	Group	PGM	PGM	Gold	Group	PGM	PGM	Gold
Employment									
Salaries and wages paid	R million	26,214	3,691	13,259	9,264	23,851	3,991	11,773	8,087
Employee costs share % of cost of sales before amortisation and depreciation	%	26	8	41	42	31	12	48	42
No. of employees including contractors – total[2]		84,981	2,904	46,004	31,142	84,775	2,842	46,385	30,943
Women in the workforce/ Women in Mining (WiM)[1]	%	[3]14.4	9.8	0.1	13.5	13	9.0	12	12
Safety									
Fatalities	Number	[3]20	2	6	12	9	0	5	4
Lost-time injury frequency rate (LTIFR)[4]	Rate	6.02	6.8	6.2	5.7	5.56	7.98	5.37	5.65
Total recordable injury frequency rate (TRIFR)[4]	Rate	[3]7.10	10.5	7.1	6.9	6.69	12.67	6.30	6.81
Medically treated injury frequency rate (MTIFR)[4, 6]	Rate	1.1	3.7	0.9	1.2	2.95	4.69	4.13	1.35
Health									
No. of cases reported:									
Silicosis[7]	Number	[3]93	NA	32	61	139	NA	66	73
Noise-induced hearing loss (NIHL)[7, 8]	Number	[3]294	0	122	172	231	0	138	93
Chronic obstructive pulmonary disease[7]	Number	[3]30	NA	24	6	39	NA	34	5
Cardiorespiratory tuberculosis (TB) – new and retreatment cases	Number	[3]406	NA	183	223	427	NA	225	202
TB incidence – new and relapse cases	Number	[3]446	NA	197	249	494	NA	257	237
Highly-active antiretroviral treatment (HAART) patients on treatment and in active employment	Number	[3]15,160	N/A	8,326	6,834	15,163	NA	[9]7,960	7,203

[1] *Our percentage of women in mining/women in the workforce for the SA operations is 14.5%*

[2] *For a detailed breakdown of employees and contractor numbers, refer to Our workforce profile on page 158 in the Empowering our workforce in this report; total is inclusive of corporate office*

[3] *The sustainable development indicators for 2021 have been externally assured by PwC. Refer to the Statement of Assurance on page 274 of this report. For details on similar assurance in prior years, refer to prior integrated reports available at www.sibanyestillwater.com*

[4] *Rate per million hours worked*

[5] *These indicators were restated due to rounding and the re-application of the Group definition*

[6] *Includes certain minor injuries*

[7] *Includes new and resubmission cases*

[8] *The NIHL testing method differs at the US and SA operations*

[9] *HAART Statistics for 2019 exclude Marikana operation*

IR - 266

05 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Four-year statistical review *continued*

		2019				2018			
		Group	US operation	SA operations		Group	US Group operation	SA operations	
Employment	**Unit**		PGM	PGM	Gold		PGM	PGM	Gold
Salaries and wages paid	R million	21,163	3,144	10,601	7,418	15,711	2,583	5,483	7,645
Employee costs share % of cost of sales before amortisation and depreciation	%	38	16	58	40	38	22	45	43
No. of employees including contractors – total[2]	Number	84,521				64,906			
Women in the workforce / Women in Mining (WiM)	%	13	9	11	14	13	8.5	15	12
Safety									
Fatalities	Number	6	0	6	0	24	0	3	21
Lost-time injury frequency rate (LTIFR)[4]	Rate	5.23	10.13	4.77	5.62	5.89	9.97	4.68	6.52
Total recordable injury frequency rate (TRIFR)[4]	Rate				Not previously reported				
Medically treated injury frequency rate (MTIFR)[4, 6]	Rate	3.17	22.24	3.06	2.14	2.69	23.94	1.95	2.32
Health									
No. of cases reported:									
Silicosis[7]	Number	131	N/A	60	71	165	N/A	106	59
Noise-induced hearing loss (NIHL)[7, 8]	Number	358	3	189	166	243	0	167	76
Chronic obstructive pulmonary disease[7]	Number	68	N/A	39	29	70	N/A	41	29
Cardiorespiratory tuberculosis (TB) – new and retreatment cases	Number	491	N/A	270	221	480	N/A	155	325
TB incidence – new and relapse cases	Number	553	N/A	284	269	539	N/A	157	382
Highly-active antiretroviral treatment (HAART) patients on treatment and in active employment[9]	Number	10,744	N/A	3,731	7,013	9,745	N/A	3,090	6,655

IR - 267

05 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Four-year statistical review *continued*

		2021				2020			
			US operations	SA operations			US operations	SA operations	
	Unit	Group	PGM	PGM	Gold	Group	PGM	PGM	Gold
Environment									
Cyanide consumption	tonne	2,979	N/A	N/A	2,979	2,244	N/A	N/A	2,244
Total CO_2e emissions: Scope 1 and 2[10]	000t	[3]7,302	259	3,023	4020	6,695	259	2,601	3,835
Scope 3[11]	000t	[3]1,506	123	823	560	1,245	124	692	429
Emissions intensity[12]	tCO_2e/t milled	0.16	0.17	0.1	0.27	0.17	0.17	0.1	0.29
SO_2 emissions[13]	tonnes	1,746.8	[3]3.83	[3]1,743	n/a	2,314.1	4.14	2,310	n/a
Electricity consumed	TWh	[3]6.59	0.37	2.75	3.47	6.19	0.37	2.42	3.39
Diesel	TJ	[3]1,281	372	775	134	[3]1,108	367	623	117
Total water withdrawn	000ML	[3]124.6	3.38	24.19	97.1	125.2	3.46	23.3	98.5
Water used	000ML	47.65	0.20	23.89	23.56	[14]49.3	0.37	23	25.9
Water use intensity[18]	kL/t treated	1.02	0.13	0.80	1.56	1.18	[15]0.21	0.9	1.78
Environmental incidents: level 3 and higher	Number	[3]5	1	2	2	5	1	2	2
Gross rehabilitation liabilities	R billion	11.14	0.99	5.51	4.65	10.76	0.76	5.5	4.5
Representation (HDP South Africans)[19]									
Top management (Board)	%	[3]46.2		46.2	46.2	42		42	40
Executive management	%	[3]37.8		37.8	37.8				
Senior management	%	[3]40.5		40.5	40.5	41		41	41
Middle management	%	[3]47.2		49.3	27.8	48	N/A	49	33
Junior management	%	[3]57.1		60.1	48.7	54	N/A	56	47
Social and procurement spend									
Total socio-economic development (SED)	R million	[3]352.41	5.92	200.48	146.01	201.65	6.6	116.42	78.63
Social and labour plan (SLP) projects	R million	[3]2,084.87		933.54	1151.34	1,734.45	N/A	772.70	961.75
Total BEE procurement spend[17]	R million	[3]16,442		10,637	5,805	12,656	N/A	8,211	4,444
Capital goods[17]	%	N/A		N/A	N/A	N/A	N/A	N/A	N/A
Services[17]	%	65		62	71	75	N/A	79.3	59
Consumables[17]	%	78		82	71	70	N/A	81	81.9
% of total procurement[17]	%	70		69	71	72	N/A	75	67
Other									
Current tax and royalties[31]	R million	16,220	1,422	14,291	437	7,139	976	5483	635
Research and development	R million	55				52			

[2] *For a detailed breakdown of employees and contractor numbers, refer to Our workforce profile on page 158 in the Empowering our workforce in this report; total is inclusive of corporate office*

[3] *The sustainable development indicators for 2020 have been externally assured by PwC. Refer to the Statement of Assurance on page 274 of this report For details on similar assurance in prior years, refer to prior integrated reports available at www.sibanyestillwater.com*

[4] *Rate per million hours worked*

[5] *These indicators were restated due to rounding and the re-application of the Group definition*

[6] *Includes certain minor injuries*

[7] *Includes new and resubmission cases*

[8] *The NIHL testing method differs at the US and SA operations*

[9] *HAART Statistics for 2019 exclude the newly acquired Marikana operation*

[10] *Scope 1 and 2 emissions include fugitive mine methane. We have chosen to report our Scope 1 and Scope 2 emissions separately from our Scope 3 emissions as Scope 1 and Scope 2 emissions are under our direct control while Scope 3 emissions represent the effect of our business activities across the supply chain. Although it is not a mandatory Intergovernmental Panel on Climate Change reporting category, we are also reporting our fugitive mine methane emissions in the Free State province of South Africa in line with the transparency principle of the ISO greenhouse gas quantification standard. Scope 2 emissions are representative of the market-based method. 2020 Group Scope 1 emissions have been adjusted due to minor amendments to the emission calculation procedure and emission factors. The increase in total Group Scope 2 emissions is attributable to the increased use of electricity, as well as the impact of the 3.8% increase in the Eskom grid emission factor (GEF) used for the SA operations over the 2021 reporting period.*

IR - 268

05 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Four-year statistical review *continued*

		2019				2018			
		Group	US operations	SA Operations		Group	US operations	SA operations	
	Unit		PGM	PGM	Gold		### PGM	PGM	Gold
Environment									
Cyanide consumption	000t	2,509	NA	NA	2,509	3,450	NA	NA	3,450
Total CO_2e emission									
Scope 1 and 2[10]	000t	7,413	251	3,148	4,014	5,666	141	1,442	4,083
Scope 3[11]	000t	1,597	211	953	433	2,157	569	995	593
Emissions intensity[12]	tCO_2e/t milled	0.16	0.18	0.10	0.27	0.14	0.11	0.07	0.24
SO_2 emissions[13]	tonnes	1,893	[5]3.7	1,889	0	660	4.4	197	459
Electricity consumed	TWh	5.98	0.35	2.22	3.41	5.60	0.32	1.49	3.79
Diesel	TJ	1,135	368	662	105	1,003	314	481	208
Total water withdrawn	000ML	123.9	3.6	19.5	100.8	126	4	16	106
Water used	000ML	[14]50	0.95	19.3	29.7	56.2	1.2	16	39
Water use intensity[18]	kL/t treated	1.17	[15]0.63	0.74	1.97	1.35	0.35	0.78	2.23
Environmental incidents level 3 and higher	Number	5	0	2	3	6	1	3	2
Gross rehabilitation liabilities	R billion	10.90	0.59	5.63	4.68	7.77	0.67	2.83	4.27
Representation (HDP South Africans)[19]									
Top management (Board)	%	45	N/A	45.45	45.45	46.00	N/A	45.45	45.45
Executive management	%	38	N/A	38.46	38.46	30.00	N/A	30.43	30.43
Senior management	%	43	N/A	42.50	42.50	41.00	N/A	40.74	40.74
Middle management	%	45.53	N/A	47.78	43.28	38.37	N/A	33.33	43.40
Junior management	%	52.33	N/A	54.85	49.81	49.93	N/A	51.54	48.32
Social and procurement spend[23]									
Total socio-economic development (SED)	R million	[16]158	5.76	59	93	1,390	5.13	399	986
Social and labour plan (SLP) projects[17]	R million	[16]1,584	N/A	945	639	18	N/A	15	3
Total BEE procurement spend[17]	R million	14,592	N/A	9,186	5,406	10,841	N/A	5,505	5,336
Capital goods[17]	%	N/A	N/A	N/A	N/A	82	N/A	83	75
Services[17]	%	70	N/A	78	60	76	N/A	85	81
Consumables[17]	%	80	N/A	79	80	81	N/A	83	70
% of total procurement[17]	%	74	N/A	79	67	79	N/A	83	75
Other									
Current tax and royalties[31]	R million	2,279	481	1,661	137	308	(238)	441	105
Research and development	R million	50				19			

IR - 269

05 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Four-year statistical review *continued*

OPERATING STATISTICS

		2021	2020	2019	2018
US PGM operations					
Production					
Ore milled	000t	1,469	1,487	1,411	1,339
2E PGM production	kg	17,741	18,758	18,475	18,432
	000oz	570	603	594	593
Price and costs					
Average PGM basket price	R/2Eoz	31,021	31,373	20287	13337
	US$/2Eoz	2,097	1906	1403	1007
Operating cost[20]	R/2Eoz	13,324	12,829	9,978	7,576
	US$/2Eoz	901	779	690	572
Adjusted EBITDA[21]	R million	12,256	13,083	7,291	4,152
Adjusted EBITDA margin[22]	%	21	29	27	26
All-in sustaining cost[24]	R/2Eoz	14851	14385	11,337	8,994
	US$/2Eoz	1,004	874	784	677
All-in sustaining cost margin[24]	%	54	56	45	37
Total capital expenditure	US$ million	308	269	235	214
	R million	4,556	4,419	3,393	2,833
SA PGM operations (attributable)					
Production					
Ore milled	000t	38,307	32,416	31,624	25,841
4E PGM production	kg	57,110	47,475	50,025	36,567
	000oz	1,836	1,526	1,608	1,176
Price and costs					
Average PGM basket price	R/4Eoz	47,066	36,651	19,994	13,838
	US$/4Eoz	3,182	2,227	1,383	1,045
Operating cost[20]	R/4Eoz	16,780	18,019	14,699	11,019
	US$/4Eoz	1,135	1,095	1,017	832
Adjusted EBITDA[21]	R million	51,608	29,074	8,796	2,882
Adjusted EBITDA margin[22]	%	61	53	32	19
All-in sustaining cost[24, 32]	R/4Eoz	16,982	17,792	14,857	10,417
	US$/4Eoz	1,148	1,081	1,027	787
All-in sustaining cost margin[24]	%	58	46	20	28
Total capital expenditure	R million	3,799	2,197	2,248	1,000
	US$ million	257	133	155	76

[11] The following Scope 3 categories are included:

- *Category 1: Purchased goods and services*
- *Category 2: Capital goods*
- *Category 3: Fuel- and energy-related activities*
- *Category 4: Upstream transportation and distribution*
- *Category 5: Waste generated in operations*
- *Category 6: Business travel*
- *Category 7: Employee commuting*
- *Category 8: Upstream leased assets*
- *Category 9: Downstream transportation and distribution*
- *Category 10: Processing of sold products*
- *Category 11: Use of sold product*
- *Category 12: End-of-life treatment of sold products*
- *Category 13: Downstream leased assets*
- *Category 14: Franchises*
- *Category 15: Investments*

IR - 270

05 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Four-year statistical review *continued*

		2021	2020	2019	2018
SA OPERATIONS					
SA gold operations					
Production					
Ore milled	000t	**44,402**	41,226	41,498	27,199
Gold produced	kg	**33,372**	30,561	29,009	36,600
	000oz	**1,073**	983	933	1,177
Price and costs					
Gold price	R/kg	**849,703**	924,764	648,662	535,929
	US$/oz	**1,787**	1,747	1,395	1,259
Operating cost[20]	R/kg	**669,723**	634,596	637,681	490,209
Adjusted EBITDA[21]	R million	**5,113**	7,771	(970)	1,362
Adjusted EBITDA margin[22]	%	**18**	28	(5)	7
All-in sustaining cost[23]	R/kg	**803,260**	743,967	717,966	557,530
	US$/oz	**1,689**	1,406	1,544	1,309
All-in sustaining cost margin[24]	%	**5**	20	(11)	(4)
Total capital expenditure	R million	**4,380**	2,997	2,066	3,248
	US$ million	**296**	182	143	245

[12] Emissions intensity (t CO_2e per t milled) is the intensity ratio of total Scope 1 and 2 emissions to tonnes milled at the operations under our operational control. The ore at the US PGM operations is of a higher grade contributing to a higher intensity rate using tonnes milled versus ounces output.

[13] Sulphur dioxide (SO_2) emissions for the SA and US operations are from the PGMs smelting operation. In 2019, Sibanye-Stillwater acquired Marikana operations and SO_2 from PGM smelting has been identified as a key performance indicator for assurance. SO_2 from smelting is applicable to the Marikana operations at the SA operations and the smelter of the metallurgical complex at the US operations

[14] In 2019 we report on the volume of water used rather than on the volume recycled and reused. Sibanye-Stillwater operates mines that generate almost zero effluent (100%) consumed and mines that must discharge certain volumes of water in terms of their water use licences to satisfy the requirements of the environmental reserve and/or to satisfy dewatering requirements. Nevertheless, Sibanye-Stillwater continues to practice effective water conservation and water demand management in accordance with the requirements of each of its water use licences.Water Discharged for 2020 for SA gold operations was restated due to measurement correction and to include DRD DP2 consumption as a discharge. DRD consumption contributed a significant portion of water used, but is not included in tonne treated, causing a skewed water use intensity. This adjustment results in changes in "Water discharged", "Water used"," Purchases from water services authorities %" and "Intensity (kl/tonne treated)"

[15] Water use intensity in the US operations is 0.63kL/tonne treated in 2019. The US mines are relatively dry and water use is low, given that most of the water withdrawn is discharged through the water recycle/reuse systems in place. In addition, given the high rainfall, water is collected and a significant amount of storm water is used in the process facilities. Almost all the water discharged is treated. For 2018, the intensity levels for the US operations were calculated using water tonnes treated, not mining tonnes treated

[16] Definitions have changed from previous years, for a breakdown please refer to page 216

[17] The BEE proportion of total procurement applies to procurement spend in South Africa only; from 2019 onwards the total BEE procurement spend includes spend on services; and excludes capital goods from 2019 onwards

[18] For detail on these figures refer to page 193 in Minimising our environmental impact

[19] HDP in management includes management classified as designated groups and employed at management levels (excluding foreign nationals and white males) as at financial year-end 2020 and 2021. Previous years the senior management and executive level of management representation of designated groups were combined as one figure; however, this has been split from 2021 and historical data adjusted to make provision for the management split per level

IR - 271

05 OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Statement of assurance

INDEPENDENT PRACTITIONER'S LIMITED ASSURANCE REPORT ON THE SELECTED SUSTAINABILITY INFORMATION IN SIBANYE-STILLWATER'S INTEGRATED REPORT

To the directors of Sibanye-Stillwater

We have undertaken a limited assurance engagement in respect of the selected sustainability information, as described below, and presented in the 2021 Integrated Report of Sibanye Stillwater Limited (the 'Company', 'Sibanye-Stillwater' or 'you') for the year ended 31 December 2021 ("the Report"). This engagement was conducted by a multidisciplinary team including health, safety, social, environmental and assurance specialists with relevant experience in sustainability reporting.

SUBJECT MATTER

We have been engaged to provide a limited assurance conclusion in our report on the following selected sustainability information, referenced by footnote 3 on *pages 266 to 271* of the Report. The selected sustainability information described below has been prepared in accordance with the Company's reporting criteria that accompanies the sustainability information on the relevant pages of the Report (the accompanying Reporting Criteria).

Selected sustainability information	Unit of measurement	Boundary
Environment		
Total CO_2 equivalent emissions: Scope 1 and 2	'000 tCO_2e	Sibanye-Stillwater Group
Total CO_2 equivalent emissions: Scope 3	'000 tCO_2e	Sibanye-Stillwater Group
Electricity consumed	TWh	Sibanye-Stillwater Group
Number of environmental incidents: Level 3 and higher	Number	Sibanye-Stillwater Group
Total water withdrawn	'000 ML	Sibanye-Stillwater Group
Diesel	TJ	Sibanye-Stillwater Group
SO_2 emissions	Tonnes SO_2	United States PGM and South Africa PGM smelting operations
Health		
Number of new and resubmitted silicosis cases reported	Number of cases	South African operations
Number of new and resubmitted noise induced hearing loss (NIHL) cases reported	Number of cases	Sibanye-Stillwater Group
Number of new and resubmitted chronic obstructive pulmonary diseases (COPD) cases reported	Number of cases	South African operations
Number of new and retreatment cardiorespiratory tuberculosis (TB) cases reported	Number of cases	South African operations
Number of new and relapsed tuberculosis (TB) incidence cases reported	Number of cases	South African operations
Highly-active antiretroviral treatment (HAART) patients on treatment and in active employment	Number of patients	South African operations
Safety		
Total recordable injury frequency rate (TRIFR)	Rate	Sibanye-Stillwater Group
Number of fatalities	Number	Sibanye-Stillwater Group
Social		
Total socio-economic development (SED) spend	R million	Sibanye-Stillwater Group
Total approved social and labour plan (SLP) project spend	R million	South African operations
Women in the workforce / Women in Mining (WiM)	%	Sibanye-Stillwater Group
HDP representation in:		
• top management (Board)	%	South African operations
• executive management	%	
• senior management	%	
• middle management	%	
• junior management	%	
Total BEE procurement spend	R million	South African operations

We refer to this information as the "selected sustainability information".

IR - 274

05 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Statement of assurance *continued*

YOUR RESPONSIBILITIES

The directors are responsible for the selection, preparation and presentation of the selected sustainability information in accordance with the accompanying reporting criteria available on the website *www.sibanyestillwater.com/newsinvestors/reports/annual* (the 'Reporting Criteria').

This responsibility includes:

- the identification of stakeholders and stakeholder requirements, material issues, commitments with respect to sustainability performance
- the design, implementation and maintenance of internal control relevant to the preparation of the Report that is free from material misstatement, whether due to fraud or error

The directors are also responsible for determining the appropriateness of the measurement and Reporting Criteria in view of the intended users of the selected sustainability information and for ensuring that those criteria are publicly available to the Report users.

INHERENT LIMITATIONS

Non-financial performance information is subject to more inherent limitations than financial information, given the characteristics of the subject matter and the methods used for determining, calculating, sampling and estimating such information. The absence of a significant body of established practices on which to draw allows for the selection of different but acceptable measurement techniques which can result in materially different measurements and can impact comparability. Qualitative interpretations of relevance, materiality and the accuracy of data are subject to individual assumptions and judgements. The precision of different measurement techniques may also vary. Furthermore, the nature and methods used to determine such information, as well as the measurement criteria and the precision thereof, may change over time.

In particular, where the information relies on carbon, other emissions or energy conversion factors derived by independent third parties, or internal laboratory results, our assurance work did not include examination of the derivation of those factors and other third party or laboratory information.

OUR INDEPENDENCE AND QUALITY CONTROL

We have complied with the independence and other ethical requirements of the *Code of Professional Conduct for Registered Auditors*, issued by the Independent Regulatory Board for Auditors' (IRBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants' *International Code of Ethics for Professional Accountants (including International Independence Standards)*.

The firm applies the International Standard on Quality Control 1, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

OUR RESPONSIBILITY

Our responsibility is to express a limited assurance conclusion on the selected sustainability information based on the procedures we have performed and the evidence we have obtained. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements 3000 (Revised), *Assurance Engagements other than Audits or Reviews of Historical Financial Information* (ISAE 3000 (Revised)), and, in respect of greenhouse gas emissions, International Standard on Assurance Engagements 3410, *Assurance Engagements on Greenhouse Gas Statements* (ISAE 3410) issued by the International Auditing and Assurance Standards Board. These standards require that we plan and perform our engagement to obtain limited assurance about whether the selected sustainability information is free from material misstatement.

A limited assurance engagement undertaken in accordance with ISAE 3000 (Revised), and ISAE 3410, involves assessing the suitability in the circumstances of the Company's use of its Reporting Criteria as the basis of preparation for the selected sustainability information, assessing the risks of material misstatement of the selected sustainability information whether due to fraud or error, responding to the assessed risks as necessary in the circumstances, and evaluating the overall presentation of the selected sustainability information. A limited assurance engagement is substantially less in scope than a reasonable assurance engagement in relation to both risk assessment procedures, including an understanding of internal control, and the procedures performed in response to the assessed risks. The procedures we performed were based on our professional judgement and included inquiries, observation of processes followed, inspection of documents, analytical procedures, evaluating the appropriateness of quantification methods and reporting policies, and agreeing or reconciling with underlying records.

IR - 275

05 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Statement of assurance *continued*

Given the circumstances of the engagement, in performing the procedures listed above we:

- interviewed management and senior executives to obtain an understanding of the internal control environment, risk assessment process and information systems relevant to the sustainability reporting process
- inspected documentation to corroborate the statements of management and senior executives in our interviews
- tested the processes and systems to generate, collate, aggregate, monitor and report the selected sustainability information
- performed a controls walkthrough of identified key controls
- inspected supporting documentation on a sample basis and performed analytical procedures to evaluate the data generation and reporting processes against the Reporting Criteria
- evaluated the reasonableness and appropriateness of significant estimates and judgements made by the directors in the preparation of the selected sustainability information
- evaluated whether the selected sustainability information presented in the Report is consistent with our overall knowledge and experience of sustainability management and performance at the Company

The procedures performed in a limited assurance engagement vary in nature and timing and are less in extent than for a reasonable assurance engagement. As a result, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement. Accordingly, we do not express a reasonable assurance opinion about whether the Company's selected sustainability information has been prepared, in all material respects, in accordance with the accompanying Reporting Criteria.

LIMITED ASSURANCE CONCLUSION

Based on the procedures we have performed and the evidence we have obtained, and subject to the inherent limitations outlined elsewhere in this report, nothing has come to our attention that causes us to believe that the selected sustainability information as set out in the subject matter paragraph above for the year ended 31 December 2021 is not prepared, in all material respects, in accordance with the Reporting Criteria.

OTHER MATTERS

Our report includes the provision of limited assurance on the percentage (%) of Women in the workforce / Woman in Mining (WiM). We were previously not required to provide assurance on this selected sustainability information.

The maintenance and integrity of Sibanye-Stillwater's website is the responsibility of Sibanye-Stillwater's directors. Our procedures did not involve consideration of these matters and accordingly we accept no responsibility for any changes to either the information in the Report or our independent assurance report that may have occurred since the initial date of presentation on Sibanye-Stillwater's website.

RESTRICTION OF LIABILITY

Our work has been undertaken to enable us to express a limited assurance conclusion on the selected sustainability information to the directors of the Company in accordance with the terms of our engagement, and for no other purpose. We do not accept or assume liability to any party other than the Company, for our work, for this report, or for the conclusion we have reached.

PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.
Director: Jayne Mammatt
Registered Auditor
Johannesburg

22 April 2022

IR - 276

05 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Shareholder information

SHARE INFORMATION

Sector		Resources
Issued share capital	at 31 December 2021	2,808,406,269
	at 31 December 2020	2,923,570,507
	at 31 December 2019	2,670,029,252
JSE Ticker: SSW		
Market capitalisation	at 31 March 2022	R169.2 billion
	at 31 December 2021	R137.9 billion
	at 31 December 2020	R175.4 billion
	at 31 December 2019	R95.8 billion
12-month average daily share trading volumes	year ended 31 December 2021	14,175,442
	year ended 31 December 2020	17,806,070
	year ended 31 December 2019	10,567,124
Share price statistics	12-month low and high for 2021	Low: R45.58 High: R74.67
	12-month low and high for 2020	Low: R16.53 High: R60.40
	12-month low and high for 2019	Low: R9.66 High: R35.89
	closing price as at 31 December 2021	R49.10
	closing price as at 31 December 2020	R60.00
	closing price as at 31 December 2019	R35.89
NYSE Ticker: SBSW		
Market capitalisation	at 31 March 2022	US$11.5 billion
	at 31 December 2021	US$8.8 billion
	at 31 December 2020	US$11.6 billion
	at 31 December 2019	US$6.6 billion
12-month average daily share trading volumes on the NYSE and other US platforms	year ended 31 December 2021	2,848,586
	year ended 31 December 2020	3,344,698
	year ended 31 December 2019	4,175,980
Share price statistics	12-month low and high for 2021	Low: US$11.51 High: US$20.56
	12-month low and high for 2020	Low: US$3.68 High: US$16.30
	12-month low and high for 2019	Low: US$2.73 High: US$9.93
	closing price as at 31 December 2021	US$12.54
	closing price as at 31 December 2020	US$15.89
	closing price as at 31 December 2019	US$9.93
Free float[1]		99%
ADR ratio		1 ADR:4 ordinary shares
ADRs outstanding	31 December 2021	395,607,358
	31 December 2020	441,815,262
	31 December 2019	667,507,250

1. Excluding Gold One (as a corporate holding) directors, prescribed officers and their relations, as well as the employee share trust

IR - 277

05 | OUR BUSINESS AND LEADERSHIP | WHAT DRIVES US | OUR PERFORMANCE | REWARDING DELIVERY | ANCILLARY INFORMATION

Shareholder information *continued*

Ownership summary at 31 December 2021 – top 10 shareholders

Rank	Investor	Current combined holding of shares in issue	% of shares in issue
1	Public Investment Corporation (PIC)[1]	422,136,705	15.03
2	Allan Gray Proprietary Limited[1]	167,557,050	5.97
3	BlackRock Inc[1]	150,428,228	5.36
4	The Vanguard Group Inc	103,378,745	3.68
5	M&G plc	88,892,246	3.17
6	Gold One South Africa SPV (RF) Proprietary Limited	81,331,203	2.90
7	Fidelity International Limited	56,559,978	2.01
8	State Street Global Advisors Limited	52,908,080	1.88
9	Sanlam Investment Management Proprietary Limited	52,891,043	1.88
10	Old Mutual Limited	50,249,692	1.79

[1] *These are major shareholders in line with the JSE listings requirements 8.63(e)*

Registered shareholder spread at 31 December 2021

[1] *Figures may not add due to rounding*

Public and non-public shareholdings

Foreign custodian holdings of more than 5% at 31 December 2021

IR - 278

Contents

Four-year financial performance	AFR – 2
Management’s discussion and analysis of the financial statements	AFR – 6
Statement of responsibility by the Board of Directors	AFR – 29
Company secretary’s confirmation	AFR – 30
Report of the Audit Committee	AFR – 31
Directors’ report	AFR – 35
Report of independent registered public accounting firm	AFR – 42
Consolidated income statement	AFR – 45
Consolidated statement of other comprehensive income	AFR – 45
Consolidated statement of financial position	AFR – 46
Consolidated statement of changes in equity	AFR – 47
Consolidated statement of cash flows	AFR – 48
Notes to the consolidated financial statements	AFR – 49
Shareholder information	AFR – 150
Administration and corporate information	AFR – 153

The audited consolidated financial statements for the year ended 31 December 2021 have been prepared by Sibanye-Stillwater’s group financial reporting team headed by Jacques le Roux. This process was supervised by the Group’s CFO, Charl Keyter and authorised for issue by Sibanye-Stillwater’s Board of Directors on 22 April 2022.

AFR - 1

Four-year financial performance

		2021	2020	2019	2018
Group operating statistics
US PGM operations[1]
Production
Ore milled	’000t	1,469	1,487	1,411	1,339
Platinum produced	‘000oz	129	135	133	134
Palladium produced	‘000oz	441	468	460	459
PGM produced	‘000 2Eoz	570	603	594	593
PGM sold	‘000 2Eoz	548	594	578	594
PGM recycled	‘000 3Eoz	755	840	853	687
Price and costs
Average basket price	R/2Eoz	31,021	31,373	20,287	13,337
	US$/2Eoz	2,097	1,906	1,403	1,007
Operating cost[2]	R/t	5,174	5,203	4,200	3,353
	US$/t	350	316	290	253
	R/2Eoz	13,324	12,829	9,978	7,576
	US$/2Eoz	901	779	690	572
Adjusted EBITDA[3]	Rm	12,256	13,083	7,291	4,152
Adjusted EBITDA margin[4]	%	21	29	27	26
All-in sustaining cost[5]	R/2Eoz	14,851	14,385	11,337	8,994
	US$/2Eoz	1,004	874	784	677
All-in sustaining cost margin[6]	%	54	56	45	37
All-in cost[5]	R/2Eoz	19,078	18,339	14,763	11,651
	US$/2Eoz	1,290	1,114	1,021	880
All-in cost margin[6]	%	41	44	29	18
Capital expenditure
Total capital expenditure	Rm	4,556	4,419	3,393	2,833
SA PGM operations[7]
Production
Ore milled	’000t	38,307	32,416	31,624	25,841
Platinum produced	‘000oz	1,123	939	948	685
Palladium produced	‘000oz	566	471	489	364
PGM produced	‘000 4Eoz	1,836	1,526	1,608	1,176
PGM sold including PoC	‘000 4Eoz	1,886	1,576	1,306	1,176
Price and costs[8]
Average basket price	R/4Eoz	47,066	36,651	19,994	13,838
	US$/4Eoz	3,182	2,227	1,383	1,045
Operating cost[2]	R/t	781	816	724	474
	US$/t	53	50	50	36
	R/4Eoz	16,780	18,019	14,699	11,019
	US$/4Eoz	1,135	1,095	1,017	832
Adjusted EBITDA[3]	Rm	51,608	29,074	8,796	2,882
Adjusted EBITDA margin[4]	%	61	53	32	19
All-in sustaining cost[5]	R/4Eoz	16,982	17,792	14,857	10,417
	US$/4Eoz	1,148	1,081	1,027	787
All-in sustaining cost margin[6]	%	58	46	20	28
All-in cost[5]	R/4Eoz	17,108	17,830	14,875	10,472
	US$/4Eoz	1,157	1,083	1,029	791
All-in cost margin[6]	%	58	46	20	27
Capital expenditure
Total capital expenditure	Rm	3,799	2,197	2,248	1,000

AFR - 2

Four-year financial performance continued

		2021	2020	2019	2018
SA gold operations
Production
Ore milled	’000t	44,402	41,226	41,498	27,199
Gold produced	kg	33,372	30,561	29,009	36,600
	’000oz	1,073	983	933	1,177
Gold sold	kg	33,374	30,136	28,743	36,489
	’000oz	1,073	969	924	1,173

Price and costs
Gold price	R/kg	849,703	924,764	648,662	535,929
	US$/oz	1,787	1,747	1,395	1,259
Operating cost[2]	R/t	503	470	446	648
	US$/t	34	29	31	49
	R/kg	669,723	634,596	637,681	490,209
	US$/oz	1,408	1,199	1,372	1,151
Adjusted EBITDA[3]	Rm	5,113	7,771	(970)	1,362
Adjusted EBITDA margin[4]	%	18	28	(5)	7
All-in sustaining cost[5]	R/kg	803,260	743,967	717,966	557,530
	US$/oz	1,689	1,406	1,544	1,309
All-in sustaining cost margin[6]	%	5	20	(11)	(4)
All-in cost[5]	R/kg	821,358	756,351	735,842	583,409
	US$/oz	1,727	1,429	1,583	1,370
All-in cost margin[6]	%	3	18	(13)	(9)
Capital expenditure
Total capital expenditure	Rm	4,380	2,997	2,066	3,248
1 The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes recycling material which is excluded from the 2E PGM production, average basket price, operating cost, total capital expenditure,, All-in sustaining cost and All-in cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
2 Operating cost is the average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled in the same period, and operating cost per kilogram and ounce is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold or platinum group metals (PGM) produced in the same period
3 The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see –Consolidated financial statements–Notes to the consolidated financial statements– Note 28.10 Capital management
4 Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
5 Sibanye-Stillwater presents the financial measures “All-in sustaining costs”, “All-in costs”, “All-in sustaining cost per kilogram”, “All-in sustaining cost per ounce”, “All- in cost per kilogram” and “All-in cost per ounce”, which were introduced during the year ended 31 December 2013 by the World Gold Council (the Council). Despite not being a member of the Council at the time, Sibanye-Stillwater adopted the principles prescribed by the Council. The Council is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold from industry, consumers and investors and is not a regulatory organisation. The Council has worked with its member companies to develop a metric that expands on International Financial Reporting Standards (IFRS) measures such as cost of goods sold and currently accepted non-IFRS measures to provide relevant information to investors, governments, local communities and other stakeholders in understanding the economics of gold mining operations related to expenditures, operating performance and the ability to generate cash flow from operations. This is especially true with reference to capital expenditure associated with developing and maintaining gold mines, which has increased significantly in recent years and is reflected in this metric
All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce metrics are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies
All-in costs excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings
All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth
For a reconciliation of cost of sales, before amortisation and depreciation to All-in costs, see –Overview–Management’s discussion and analysis of the financial statements–2021 financial performance compared with 2020–Cost of sales–All-in costs
6 All-in sustaining cost margin is defined as revenue minus All-in sustaining costs divided by revenue. All-in cost margin is defined as revenue minus All-in costs divided by revenue
7 SA PGM operations excludes the production and costs associated with the purchase of concentrate (PoC) from third parties from 1 January 2020 onwards. During 2021, the SA PGM operations produced 60,532 4Eoz (2020: 50,136 4Eoz) of PoC at a cost of R3,170 million (2020: R1,667 million)
8 The total SA PGM operations unit cost benchmarks (including capital expenditure) exclude the financial results of Mimosa, which is equity accounted, and excluded from revenue and cost of sales
AFR - 3

Four-year financial performance continued

		2021	2020	2019	2018
Group financial statistics[1]
Income statement
Revenue	Rm	172,194	127,392	72,925	50,656
Cost of sales, before amortisation and depreciation	Rm	(101,013)	(75,776)	(56,100)	41,515
Amortisation and depreciation	Rm	(8,293)	(7,593)	(7,214)	(6,614)
Profit/(loss) for the year	Rm	33,796	30,622	433	(2,521)
Profit/(loss) for the year attributable to owners of Sibanye-Stillwater	Rm	33,054	29,312	62	(2,500)
Basic earnings per share	cents	1,140	1,074	2	(110)
Diluted earnings per share	cents	1,129	1,055	2	(110)
Headline earnings per share	cents	1,272	1,068	(40)	(1)
Dividend per share	cents	5	4	—	—
Weighted average number of shares	’000	2,898,804	2,728,891	2,507,583	2,263,857
Diluted weighted average number of shares	’000	2,927,246	2,777,952	2,578,954	2,263,857
Number of shares in issue at end of period	’000	2,808,406	2,923,571	2,670,030	2,266,261
Statement of financial position
Property, plant and equipment	Rm	62,494	60,600	57,480	54,558
Cash and cash equivalents	Rm	30,292	20,240	5,619	2,549
Total assets	Rm	152,994	134,103	101,072	84,923
Net assets	Rm	81,345	70,716	31,138	24,724
Stated share capital	Rm	21,647	30,150	40,662	34,667
Borrowings[2]	Rm	20,298	18,383	23,736	24,505
Total liabilities	Rm	71,649	63,387	69,934	60,199
Statement of cash flows
Net cash from operating activities	Rm	32,256	27,151	9,463	12,197
Net cash used in investing activities	Rm	(14,568)	(9,938)	(4,864)	(7,744)
Net cash used in financing activities	Rm	(8,344)	(2,244)	(1,470)	(4,101)
Net increase in cash and cash equivalents	Rm	9,344	14,969	3,129	352
Other financial data
Adjusted EBITDA[3]	Rm	68,606	49,385	14,956	8,369
Net (cash)/debt[4]	Rm	(11,466)	(3,087)	20,964	21,269
Net (cash)/debt to adjusted EBITDA[5]	ratio	(0.17)	(0.06)	1.40	2.54
Net asset value per share[6]	R	28.96	24.19	11.66	10.91
Average exchange rate[7]	R/US$	14.79	16.46	14.46	13.24
Closing exchange rate[8]	R/US$	15.94	14.69	14.00	14.35
Share data
Ordinary share price – high	R	74.67	60.40	35.89	17.16
Ordinary share price – low	R	45.58	16.53	16.76	6.82
Ordinary share price at year end	R	49.10	60.00	35.89	10.02
Average daily volume of shares traded	’000	14,175	19,488	21,383	10,567
Market capitalisation at year end	Rbn	138	175	96	23
1 The selected historical consolidated financial data set out above have been derived from Sibanye-Stillwater’s consolidated financial statements for those periods and as at those dates which have been prepared in accordance with IFRS taking into account any changes in accounting principles. Headline earnings per share is calculated in terms of the guidance issued by the South African Institute of Chartered Accountants (SAICA), see –Consolidated financial statements–Notes to the consolidated financial statements–Note 12.3 Headline earnings per share
2 This represents total borrowings as per the consolidated financial statements, see–Consolidated financial statements–Notes to the consolidated financial statements–Note 28 Borrowings and derivative financial instrument
3 The adjusted EBITDA is based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see – Consolidated financial statements–Notes to the consolidated financial statements–Note 28.10 Capital management
4 Net (cash)/debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye- Stillwater, and, therefore, exclude the Burnstone Debt and include the derivative financial instrument up to the settlement of the US$ Convertible Bond. Net debt excludes cash of Burnstone. Where cash and cash equivalents exceed borrowings and bank overdraft this represents a net cash position and the negative amount is shown in brackets
5 Net (cash)/debt to adjusted EBITDA (ratio) is defined as net (cash)/debt as at the end of a reporting period divided by adjusted EBITDA of the last 12 months ending on the same reporting date. Where a net cash position arises the Net (cash)/debt to adjusted EBITDA (ratio) is negative and the amount is shown in brackets
6 Net asset value per share (ratio) is defined as total assets as at the end of a reporting period minus total liabilities as at the end of a reporting period divided by the total number of shares in issue on the same reporting date
7 The average exchange rate during the relevant period as reported by IRESS. The average exchange rate for the period through 14 April 2022 was R15.13/US$. The following table sets forth the high and low exchange rates for each month during the previous six months
AFR - 4

Four-year financial performance continued

Month ended	High		Low
31 October 2021	R	15.33	R	14.35
30 November 2021	R	16.37	R	14.86
31 December 2021	R	16.28	R	15.49
31 January 2022	R	16.11	R	15.07
28 February 2022	R	15.60	R	14.91
31 March 2022	R	15.63	R	14.40
Through 14 April 2022	R	16.11	R	14.40
8 The closing exchange rate at period end. The closing exchange rate on 14 April 2022, as reported by IRESS, was R14.67/US$. Fluctuations in the exchange rate between the rand and the US dollar will affect the US dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the American Depositary Receipts (ADRs) on the NYSE. These fluctuations will also affect the US dollar amounts received by owners of ADRs on the conversion of any dividends paid in rand on the ordinary shares

AFR - 5

Management’s discussion and analysis of the financial statements
The following discussion and analysis should be read together with Sibanye Stillwater Limited's Group (the "Group" or "Sibanye-Stillwater") consolidated financial statements including the notes, which appear elsewhere in this annual financial report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. For a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual financial report, See –Forward-looking statements. The comparison of the Group’s 2020 financial performance to the Group’s 2019 financial performance can be found on pages 294 to 316 of Sibanye Stillwater Limited’s Annual Report on Form 20-F for the year ended 31 December 2020 that was filed with United States Securities and Exchange Commission on 22 April 2021.
Introduction
Sibanye-Stillwater is a multinational mining and metals processing Group with a diverse portfolio of mining and processing operations, projects and investments across five continents. The Group is one of the foremost global producers of platinum group metals (PGMs) recycled from spent automotive catalytic converters and also has interests in leading mine tailings retreatment operations.
Domiciled and with its head office in South Africa, Sibanye-Stillwater has established itself as one of the world’s largest primary producers of platinum, palladium, and rhodium and is also a top tier gold producer. It produces other PGMs, such as iridium and ruthenium, along with chrome, copper and nickel as by- products. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the sustainable circular economy by growing and diversifying its recycling and tailings reprocessing operations globally.
Our Operations
Americas
PGMs:
Sibanye-Stillwater wholly owns and operates PGM mining and ore beneficiation operations and mining claims (together known as the Stillwater operations) that are located in Montana, United States of America (US). These operations include the Stillwater operation, the East Boulder operation, two concentrator plants, and the surrounding PGM mining claims located near the town of Nye. These operations primarily produce palladium and platinum. In addition, the Group owns and operates the Columbus Metallurgical Complex situated in the town of Columbus, Montana, which smelts the mined material to produce PGM-rich filter cake and also serves as the base for its PGM recycling business, that recovers PGMs from recycled catalytic converters on a purchase and toll treatment basis.
PGM Projects:
Sibanye-Stillwater also has non-managed interests in two PGM exploration projects in Canada, namely Marathon and Denison.
Green Metals Projects:
During the 2021 year, the Company acquired a 7.12% interest in ioneer Limited (ioneer), the owner and operator of the Rhyolite Ridge Lithium project in Nevada, with an option to enter into a 50:50 JV on the project. Sibanye-Stillwater also has non-managed interests in two Copper-Gold porphyry exploration projects in Argentina, namely Altar and Rio Grande.
Southern Africa
PGMs:
The SA PGM operations consist of three managed PGM producing underground operations (Marikana, Rustenburg and Kroondal) and related surface treatment facilities in South Africa and a 50% attributable, non-managed, underground operation in Mimosa Investments Limited (Mimosa) located in Zimbabwe. Sibanye-Stillwater also owns the Platinum Mile tailings retreatment facility adjacent to the Rustenburg operations, which recovers PGMs from the tailing streams of the Rustenburg operations.
The Rustenburg and Kroondal operations are serviced by four integrated concentrator plants, from where the concentrate is subjected to a purchase of concentrate and a toll-treatment agreement with Anglo American Platinum. The ore mined at the Marikana operations is processed through five concentrator plants, metallurgical smelter and base metals refinery, all located on site at Marikana, and a precious metals refinery located in Brakpan. At the Rustenburg, Kroondal and Marikana operations, chrome concentrate is extracted as a by-product from concentrator tailings.
PGM Projects:
Sibanye-Stillwater also has interests in three PGM exploration projects in Southern Africa, namely Akanani, Limpopo and Blue Ridge.
GOLD:
The gold operations consist of four managed, gold producing, underground and surface operations in South Africa, namely the Kloof, Driefontein and Cooke operations in the West Wits region and the Beatrix operation in the Free State province. In addition to its mining activities, Sibanye-Stillwater owns and manages significant metallurgical processing facilities at all its operations where gold-bearing ore is treated, and gold extracted. Sibanye-Stillwater also has an effective 50.66% stake in DRDGOLD Limited, which operates surface tailings retreatment facilities at the Far West Gold Recoveries operation and the ERGO Gold Recoveries operation.
Gold Projects:
The Burnstone project, located in Mpumalanga province, is now in the project development phase. The Group's wholly-owned and managed projects in study phase include Bloemhoek, De Bron Merriespruit and Beisa. Bloemhoek and De Bron are both gold projects and Beisa is a uranium project.
Green Metal Projects:
Significant deposits of uranium are present in the historic tailings storage facilities of the Cooke Operation, as well as in the Beisa Reef at the Beatrix operation. These are considered exploration projects even though they occur within existing, operational mining rights.
Europe
AFR - 6

Management’s discussion and analysis of the financial statements continued
Green Metal Project:
During the first quarter of 2021, Sibanye-Stillwater secured an entry into the battery metals sector through a partnership with and investment into Keliber, a leading European lithium project in Finland. The Company holds a 26.6% stake in the project, with an option to increase its shareholding to greater than 50% on completion of a definitive feasibility study.
Australia
Green Metal Investment:
During the fourth quarter of 2021, Sibanye-Stillwater acquired a 19.99% equity interest in New Century Resources Limited (New Century), an Australian company focused on the economic re-treatment and rehabilitation of tailings storage facilities and which currently operates the largest tailings retreatment operation in Australia, i.e. the Century Zinc Mine in Queensland.
Metals and Production Summary
At our PGM operations in South Africa and Zimbabwe, the primary PGMs produced are platinum, palladium and rhodium, which together with gold, are referred to as 4E (3PGM+Au). Production by ratio in 2021 was approximately 59% (2020: 60%) platinum (Pt), 30% (2020: 30%) palladium (Pd), 9% (2020: 8%) rhodium (Rh) and 2% (2020: 2%) gold (Au). During 2019 Sibanye-Stillwater changed from a purchase of concentrate (POC) to a toll treatment (Toll) arrangement with Anglo American Platinum Limited (Anglo Plats) to smelt and refine concentrate from its Rustenburg operation but retains ownership of the refined 4E metal produced. At our Marikana operation all concentrate is refined by the precious metal refinery, Kroondal and Platinum mile operations remain on a POC agreement. The Marikana operation has agreements in place to purchase concentrate from third parties or toll treat PGM bearing material on their behalf. The processing of third party material allows better utilisation of smelting and refining capacity. During 2021 the Marikana operation entered into a further short-term purchase of concentrate and toll treatment arrangement that commenced on 1 February 2021 and ended on 31 December 2021. As part of this arrangement, Marikana agreed to buy and toll treat certain metals that are contained in the PGM concentrate and furnace matte. A percentage of the toll treated metals is also retained as partial payment for the toll treatment arrangement.
For 2021 the US PGM operations primarily produce palladium 77% (2020: 78%) and platinum 23% (2020: 22%), referred to as 2E (or 2PGM). The PGM-bearing ore mined is processed and smelted to produce a PGM-rich filter cake. A third party refines the filter cake to produce refined PGMs.
The major sources of demand for PGMs are for use in autocatalysts and jewellery. Combined, these two areas accounted for around 64% (2020: 53%) of gross platinum demand in 2021. Gross autocatalyst demand alone accounted for 39% (2020: 30%) of platinum demand and for 85% (2020: 89%) of palladium demand in 2021.
Sibanye-Stillwater mines, extracts and processes gold-bearing ore at its SA gold operations to produce a beneficiated product, doré, which is then refined at Rand Refinery Proprietary Limited (Rand Refinery) into gold bars with a purity of at least 99.9% in accordance with the London Bullion Market Association’s standards of Good Delivery. Sibanye-Stillwater holds a 44% interest in Rand Refinery, one of the largest refiners of gold globally, and the largest in Africa. Sibanye-Stillwater sells the refined gold to its customers who are international and local banks based in South Africa and a residual amount, below 5%, is sold to Rand Refinery.
The main sources of demand for gold are as a store of value (such as central bank holdings), as an investment (exchange traded funds, bars and coins), jewellery and for various industrial purposes.
In 2021, Sibanye-Stillwater delivered attributable PGM production of 0.57Moz (2E) (2020: 0.60Moz (2E)) and 1.90Moz (4E) (2020: 1.58Moz (4E)), and produced 33,372kg (1.07Moz) (2020: 30,561kg (0.97Moz)) of gold, from its US PGM, SA PGM and SA gold operations respectively.
During the 2021 year, Sibanye-Stillwater recognised a record profit of R33,796 million (2020: profit of R30,622 million), of which R33,054 million (2020: R29,312 million) is attributable to the owners of Sibanye-Stillwater.
At 31 December 2021, Sibanye-Stillwater had the following mineral reserves:
•2E PGM mineral reserves of 27.3Moz (2020: 26.9Moz);
•4E PGM mineral reserves of 32.2Moz (2020: 39.5Moz);
•Gold mineral reserves of 13.1Moz (2020: 15.5Moz); and
•Zinc mineral reserve of 1,016.3Mlb (2020: nil).
The Zinc reserve was due to the inclusion of the attributable interest of 19.99% in the New Century tailings retreatment operation in Australia for the first time during 2021.

AFR - 7

Management’s discussion and analysis of the financial statements continued
Strategy
Sibanye-Stillwater’s new three dimensional strategy includes:
1.Strategic foundation – Why we exist
2.Strategic essentials – How we operate
•Ensuring safety and well-being
•Prospering in every region in which we operate
•Achieving operational excellence and optimising long term resource value
•Maintaining a profitable business and optimising capital allocation
3. Strategic differentiators – How we grow, prosper and deliver sustainable impact
•Recognised as a force for good
•Unique global portfolio of green metals and energy solutions that reverse climate change
•Inclusive, diverse and enabling employees through harnessing innovation and technology ("bionic")
•Building pandemic-resilient ecosystems
Strategic M&A
Significant progress was made advancing our green metals strategy during 2021, with a series of transactions announced during H2 2021 following the acquisition of an initial 26.6% holding in the Keliber lithium project during H1 2021. These transactions represent the outcome of two years of careful market analysis and engagement in our strategic path towards building a climate change resilient business, enabling further international diversification in high quality and strategic assets that is set to deliver substantial future value and earnings diversification.
In summary the transactions comprise:
•During 2021, the Group acquired a 26.6% stake in the Keliber Lithium project for EUR25 million through a two tranche investment. A further EUR5 million third tranche payment in March 2022 secured a cumulative 30% interest in the project, with the option to increase this interest to over 50% following the conclusion of a definitive feasibility study which will dictate the funding requirements. Keliber is planned as the first fully integrated lithium producer in Europe with direct access to key European battery markets from the Port of Kokkola in Finland
•The acquisition of 100% of Eramet’s Sandouville nickel processing facilities in Le Havre, France was concluded on 4 February 2022 for an effective cash consideration of EUR85 million (adjusting for closing net debt and working capital). Following the investment in the Keliber lithium project in Finland, this acquisition consolidates Sibanye-Stillwater's presence in Europe, securing another strategic footprint in a favourable jurisdiction with strategic access to rapidly developing battery metal end user markets in Europe. Integration of the existing facility into the Group is underway with internal studies on optimisation of the facility and options for development of an adjacent property into a possible battery metals and recycling facility in progress
•On 16 September 2021 the Group announced a proposed 50:50 joint venture (JV) with ioneer with respect to the Rhyolite Ridge Lithium-Boron project in Nevada, USA. During quarter four 2021, the Group acquired a 7.1% direct equity interest in ioneer for approximately US$70 million. The Group’s option to acquire a 50% interest in the Rhyolite Ridge project JV for a US$490 million contribution for the development of the proposed project, remains subject to various conditions being met, including obtaining all relevant permits required to develop the project. Rhyolite Ridge is a world-class lithium project with the potential to become the largest and lowest cost lithium mine in the US and is strategically positioned close to the rapidly developing battery production facilities in the region. ioneer management continues to work closely with the US Fish and Wildlife Services and Bureau of Land Management on the current propagation studies for the Tiehm's buckwheat as part of the conservation plan
AFR - 8

Management’s discussion and analysis of the financial statements continued
being developed for the project. The first seedling and propagation studies undertaken in 2020 were conducted by the University of Nevada – Reno
•In December 2021, the Group acquired a 19.9% stake in New Century, a leading Australian tailings reprocessing business for a cash consideration of A$61 million. The New Century investment is complementary to and enhances Sibanye-Stillwater’s established position as a leading global tailings retreatment business uniquely positioned to play a key role in green metal supply chains together with its investment in DRDGOLD, a leading international gold tailings retreatment business
The following financial review provides stakeholders with greater insight into the financial performance and position of the Group during the periods indicated.
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
Historically, platinum, palladium and rhodium prices have been subject to wide fluctuations and are affected by numerous factors beyond Sibanye-Stillwater’s control, including international macroeconomic conditions and outlook, levels of supply and/or demand, any actual or potential threats to the stability of supply and/or demand, inventory levels maintained by users and producers, liquidity of above ground excess inventories, actions of participants in the commodities markets and currency exchange rates, particularly the rand to the US dollar. 2021 was no exception which saw PGM metal prices peaking during H1 2021 and then experiencing a pullback in H2 2021.
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
The volatility of the price of platinum is illustrated in the platinum price table below (which shows the annual high, low and average of the market price of platinum). Over the period from 2019 to 2021, the platinum price has fluctuated between a high price of US$1,340/oz and a low price US$605/oz.

	US$/oz1,2
Platinum	High	Low	Average
2019	985	777	864
2020	1,074	605	885
2021	1,340	906	1,091
2022 (through 31 March 2022)	1,181	944	1,031
[1]Rounded to the nearest US dollar
[2]Metal price sourced from IRESS
The market price of platinum was US$969/oz at 31 December 2021 and was US$990oz on 14 April 2022.
The volatility of the price of palladium is illustrated in the palladium price table below (which shows the annual high, low and average of the market price of palladium). Over the period from 2019 to 2021, the palladium price has fluctuated between a high price of US$3,020/oz and a low price US$1,260/oz.

	US$/oz1,2
Palladium	High	Low	Average
2019	1,993	1,260	1,570
2020	2,814	1,589	2,203
2021	3,020	1,594	2,398
2022 (through 31 March 2022)	3,433	1,821	2,334
[1]Rounded to the nearest US dollar
[2]Metal price sourced from IRESS
The market price of palladium was US$1,897/oz at 31 December 2021 and was US$2,367/oz on 14 April 2022.
AFR - 9

Management’s discussion and analysis of the financial statements continued
The volatility of the price of rhodium is illustrated in the rhodium price table below (which shows the annual high, low and average of the market price of rhodium). Over the period from 2019 to 2021, the rhodium price has fluctuated between a high price of US$29,800/oz and a low price US$2,460/oz.

	US$/oz1,2
Rhodium	High	Low	Average
2019	6,150	2,460	4,040
2020	16,650	5,500	11,174
2021	29,800	11,250	20,155
2022 (through 31 March 2022)	22,200	14,100	17,932
[1]Rounded to the nearest US dollar
[2]Metal price sourced from IRESS
The market price of rhodium was US$14,100/oz at 31 December 2021 and was US$19,200/oz on 14 April 2022.
The market price of gold has historically been volatile and is affected by numerous factors over which Sibanye-Stillwater has no control, such as general supply and demand, speculative trading activity and global economic drivers. Further, over the period from 2019 to 2021, the gold price has fluctuated between a high price of US$2,067/oz and a low price US$1,270/oz.
The volatility of the price of gold is illustrated in the gold price table below (which shows the annual high, low and average of the London afternoon fixing price of gold).

	US$/oz1,2
Gold	High	Low	Average
2019	1,546	1,270	1,393
2020	2,067	1,472	1,770
2021	1,967	1,684	1,799
2022 (through 31 March 2022)	2,039	1,788	1,877
[1]Rounded to the nearest US dollar
[2]Metal price sourced from IRESS
The London afternoon fixing price of gold was US$1,820/oz at 31 December 2021 and was US$1,963/oz on 14 April 2022.
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
The Marikana operational synergies project was closed out at the end of 2020 having realised R1,830 million, well above the initial transaction estimates of approximately R730 million per annum with the cost savings becoming part of the new cost base.
Following the outbreak of COVID-19 in South Africa, on 23 March 2020, there was a normalisation of the operations post COVID-19 disruptions, carrying through into 2021 with all segments having been able to successfully manage both operational performance and adherence to COVID-19 protocols in 2021.
Higher capital expenditure incurred during 2021 was partly due to the capital carry-over from 2020, as a result of COVID-19 when a decision was taken to defer capital expenditure.
The South African inflation rate or Consumer Price Index (CPI) was 4.5% in 2021 (2020: 3.3%). Inflation in the mining industry has historically been higher than CPI driven by above inflation wage increases, electricity tariffs, steel and steel related consumables.
AFR - 10

Management’s discussion and analysis of the financial statements continued
Sibanye-Stillwater’s operations are labour intensive. Labour represented 26% and 31% of cost of sales, before amortisation and depreciation during 2021 and 2020, respectively.
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
Negotiations with the United Steel Workers International Union (USW) regarding East Boulder were concluded during February 2022. A new wage contract was signed that covers the period from 16 February 2022 to 31 July 2024. The next wage negotiations will be in June 2024. The agreed wage increases were a 2.5% increase 2022, 3.0% in 2023 and 3.0% in 2024. In addition to the base increase in 2022, an increase to benefits and incentive has been agreed, which will result in an effective average increase of 5.4% for 2022 if all safety and quality deliverables are fully met.
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
The SA gold operations, signed a three-year wage agreement on 14 November 2018 with the National Union of Mineworkers (NUM), Solidarity and UASA and on 17 April 2019 with AMCU, in respect of wages and conditions of service for the period from 1 July 2018 to 30 June 2021. The agreement allows for increases to the basic wage of Category 4-8 surface and underground employees of R700 per month in the first and second years, and R825 per month in the third year. Miners, artisans and officials will receive increases of 5.5% in year one and 5.5% or CPI (whichever is greater) in years two and three of the agreement. In addition to the basic wage, the parties agreed to an increase in the current living-out allowance and Sibanye-Stillwater also agreed to increase incrementally the current minimum medical incapacity benefit. Following the expiration of 2018 Wage Agreement on 30 June 2021, Sibanye-Stillwater commenced contract negotiations with AMCU, the NUM, Solidarity and UASA. Solidarity and UASA formally accepted the proposed wage agreement on 10 March 2022. On 8 March 2022, AMCU and NUM announced strike action at Sibanye-Stillwater’s gold mines commencing on 9 March 2022. The Group continues to engage with the national leadership of AMCU and NUM in an effort to reach a final settlement.
In recent years, the South African mining industry has experienced increased union unrest. The entry of unions such as AMCU, which has become a significant rival to the traditionally dominant NUM, has resulted in more frequent industrial disputes, including violent protests, intra- union violence and clashes with police authorities. Such disputes, and resulting industrial actions, are difficult to control, can disrupt Sibanye-Stillwater’s business and expose Sibanye-Stillwater to liability.
Despite above inflation increases in electricity tariffs, power and water, in total they comprised only 8% and 9% of cost of sales, before amortisation and depreciation in 2021 and 2020, respectively. The higher cost of sales was mainly attributable to the high purchasing costs of spent catalytic material incurred by the recycling operation correlated with the higher PGM prices that prevailed during the year.
The effect of the above mentioned increases, especially being above the average inflation rate, has adversely affected and, may continue to adversely affect, the profitability of Sibanye-Stillwater’s SA PGM and gold operations. Further, Sibanye-Stillwater’s SA PGM and gold operations’ costs are primarily denominated in rand, while revenues from PGM and gold sales are in US dollars. Generally when inflation is high the rand tends to devalue, thereby increasing rand revenues, and potentially offsetting any increase in costs. However, there can be no guarantee that any cost saving measures or the effects of any potential devaluation will offset the effects of increased inflation and production costs.
Production
Sibanye-Stillwater’s revenues are driven by its production levels and the price it realises from the sale of PGMs, gold and associated co- and by- products, as discussed above. Production can be affected by a number of factors including mining grades, safety related work stoppages, industrial action, and other mining related incidents and any global black swan event such as the COVID-19 pandemic. These factors could have an impact on production levels in the future.
The SA PGM operations again delivered consistently solid operating results despite the Group wide safety interventions and the suspension of operations at Khuseleka and Thembelani at the Rustenburg operations during December 2021, which resulted in approximately 21,000 4Eoz lost production. PGM production of 1,896,670 4Eoz for 2021 (including attributable ounces from Mimosa and third party purchase of concentrate (PoC)) was 21% higher than 2020. 4E PGM PoC production increased by 21% in 2021 to 60,532 4Eoz. All operations with the exception of Mimosa increased 4E PGM production. 4E PGM production of 1,576,507 4Eoz (including attributable ounces from Mimosa and PoC) for 2020 was 2% lower than 2019, with production building back to pre COVID-19 rates by November 2020, well ahead of expectation. 4E PGM production for H2 2020 was 40% higher than H1 2020.
Mined PGM production from the US PGM operations in 2021 of 570,400 2Eoz was 5% lower than for the comparable period in 2020, primarily due to the ongoing impact of the rail collision safety incident in June 2021. The implementation of rail safety
AFR - 11

Management’s discussion and analysis of the financial statements continued
enhancements following the safety incident in June 2021, has necessitated shutting down mining blocks at the Stillwater West mine, which remains constrained by Mine Safety and Health Administration (MSHA) stop orders and new operating procedures. Additionally, production from the East Boulder mine was impacted by electrical outages in December 2021 because of severe weather conditions. 3E PGM recycled production for 2021 declined by 10% to 755,148 3Eoz due to a reduction in concentrate feed from underground affecting blending, a slowdown in used car scrapping rates globally and continued supply chain logistic constraints affecting autocatalyst deliveries towards the end of 2021. The recycling operations fed an average of 23.8 tonnes per day of spent autocatalyst for 2021, 10% lower than for 2020, which was partly due to a decision taken to reduce recycle inventory in anticipation of a slowdown in receipt and feed rates over the festive season which allowed a continued reduction in exposure to higher carbon containing inventory.
Gold production at the managed SA gold operations of 27,747kg (892,086oz) for 2021 was 10% higher than 2020, despite being impacted by safety stoppages during the year which included the self-imposed Group safety intervention and suspension of operations at Beatrix 1 and 3 shafts and Kloof 1 shaft.
Stringent enforcement of relatively new environmental legislation is on the rise in South Africa. Regulators, such as the Department of Mineral Resources and Energy in South Africa, can and do issue, in the ordinary course of operations, instructions, such as Section 54 work stoppages, after routine visits or following safety incidents or accidents to partially or completely halt operations at affected mines until corrective measures are agreed and implemented. In 2021, Sibanye-Stillwater’s South African gold operations experienced 37 Section 54 work stoppages (2020: 43) and 42 Section 54 work stoppages at the South African PGM operations (2020: 29). In the United States, underground mines, including the Stillwater and East Boulder Operations, are continuously inspected by the MSHA, which can lead to notices of violation. Any of Sibanye-Stillwater’s US mines could be subject to a temporary or extended shut down as a result of a violation alleged by the MSHA, known as “k-orders”. For example, the Stillwater operations have been operating at reduced operating levels under a k-order since a fatal incident in June 2021.
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
Carbon tax is a tax in response to climate change, which is aimed at reducing greenhouse gas emissions in a sustainable, cost effective and affordable manner. In South Africa the Carbon Tax Act of 2019 came into effect on 1 June 2019. The South African Government introduced Carbon tax based on a polluter-pays-principle and the aim of which is to help ensure that companies and consumers take the negative adverse costs (externalities) of climate change into account in their future production, consumption and investment decisions. Phase 1 of the Carbon Tax has been extended by three years to 31 December 2025. The Carbon Tax Rate increases from R134/ton CO2e in 2021 to R144/ton CO2e from 1 January 2022. The group has provided for carbon tax of R4 million for 2021 (2020: R5 million).
Under South African tax legislation, gold mining companies and non-gold mining companies are taxed at different rates. Sibanye- Stillwater’s SA gold operations are subject to the gold tax formula on their respective mining incomes. The formula calculating tax payable, is affected by the profitability of the applicable gold mining operation. In addition, these gold mining operations are ring fenced from a capital expenditure perspective. As a result, only taxable losses can be offset between these operations to reduce taxable income from another operation. Depending on the profitability of the operations, the tax rate can vary significantly from year to year. Sibanye-Stillwater’s SA PGM operations are subject to the tax at the statutory rate of 28% and the mining operations are also ring fenced from a capital expenditure perspective. On 23 February 2022, the South African Minister of Finance confirmed the change in the South African corporate income tax (CIT) rate as announced in his February 2021 budget speech. For the financial year ended 31 December 2021, the CIT rate applicable to Sibanye-Stillwater and its South African subsidiaries, which apply a CIT rate, was 28% and will remain at 28% for the financial year ending 31 December 2022. For subsequent financial years the change will become effective and a 27% CIT rate will apply.
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
Capital expenditure
Sibanye-Stillwater will continue to invest capital in new and existing infrastructure and possible growth opportunities. In South Africa only the best projects inter alia those with low capital intensity, relatively short lead time and quick payback currently meet the required investment hurdle rates.
Therefore, management will be required to consider, on an ongoing basis, the capital expenditure necessary to achieve its sustainable production objectives against other demands on cash.
As part of its strategy, Sibanye-Stillwater may investigate the potential exploitation of mineralisation below its current infrastructure limits as well as other capital-intensive projects.
In 2021, Sibanye-Stillwater’s total capital expenditure was R12,740 million (2020: R9,616 million), an increase of 32%. The capital underspend in 2020 largely due to COVID-19 disruptions was carried over into 2021 for both the SA PGM and SA gold operations. The Group also commenced with project capital expenditure on the K4 and Klipfontein projects (SA PGM operations) and Burnstone (SA gold operations) in 2021 and continued to invest in growth at Stillwater East on the Blitz project (US PGM operations). These investments will contribute towards the future operational sustainability of the Group and deliver significant economic value to all stakeholders over the long term.
AFR - 12

Management’s discussion and analysis of the financial statements continued
SA PGM operations
Capital expenditure at the SA PGM operations increased significantly by 73% from R2,197 million in 2020 to R3,799 million in 2021 with ore reserve development 40% higher at R1,577 million, sustaining capital 92% higher at R2,019 million and project spend increasing from R20 million in 2020 to R203 million in 2021 on both the Kroondal Klipfontein and Marikana K4 projects. The significant increase in sustaining capital expenditure was on projects to support safety initiatives, winch signalling upgrades and trackless mobile machinery collision avoidance systems while ORD capital expenditure increased mainly due to the return to normalised production output levels in 2021.
K4 and Klipfontein PGM projects:
The project setup phase that involved the approval of the scheduling and costing systems and development of the required Management plan documentation has been completed.
The following actions were also completed during H2 2021:
•Contracts for building works and electrical work for the upgrade and completion of the industrial change-houses, whilst on- boarding of these contractors completed and work commenced
•The tenders for the underground infrastructural work as well as for the electrical and Instrumentation work were adjudicated, whilst on-boarding commenced
•Upgrades for the winder control systems design work was completed and contracts placed
•Various underground equipment orders have been placed and the majority of the equipment has been delivered
The engineering design and compiling of scope of works and procurement is currently proceeding as per schedule. The K4 Project is on target to start capital development during Q2 2022.
The Klipfontein lay-down areas and site establishment were completed in Q4 2021 and the first blast was taken on 7 January 2022. The project is on track and is ramping up with full production expected in Q2 2022.
US PGM operations
Capital expenditure at the US PGM operations for 2021 was 3% higher than 2020 at R4,561 million with sustaining capital flat at R796 million and growth capital 1% higher at R2,411 million which mainly included spend at Stillwater East (SWE) on the Blitz project of R2,162 million (2020: R2,385 million).
SA gold operations
Capital expenditure at the managed SA gold operations increased by 51% from R2,654 million in 2020 to R4,003 million in 2021 mainly driven by ore reserve development expenditure increasing by 46% to R2,604 million and sustaining capital increasing by 45% to R974 million as a result of a planned increase in capital expenditure to restore flexibility post the COVID-19 impact of 2020. While project capital at the managed SA Gold operations increased by 116% to R425 million and included project capital spend on the Kloof 4 deepening project of R198 million and capital spend on the Burnstone project of R220 million.
The Burnstone project
The project setup phase that involved the approval of the scheduling and costing systems and development of the required Management plan documentation has been completed.
The following activities were also completed during H2 2021:
•Onboarding of Mining and Engineering crews started in October 2021
•An engineering design team has been appointed for the remainder of the Engineering design
•A vendor has been appointed for the access surveying and registration of the new servitudes for the new access road to Burnstone
•A vendor has been appointed for the design change to be able to remove the skips from the shaft using the Rock Winder bank area. The design was 90% complete by the end of December 2021
•Procurement order for the first new trackless mobile machinery was placed in December 2021
Sibanye-Stillwater expects to spend approximately R16.6 billion on capital in 2022, which includes the capital expenditure of DRDGOLD.
The actual amount of capital expenditure will depend on a number of factors, such as production volumes, the commodity prices and general economic conditions and may differ from the amount forecast above. Some of these factors are outside of the control of Sibanye-Stillwater.
Scheme of arrangement
On 4 October 2019 Sibanye Gold Limited (SGL) and Sibanye-Stillwater, a previously dormant wholly owned subsidiary of SGL, announced the intention to implement a scheme of arrangement to reorganise SGL’s operations under a new parent company, Sibanye-Stillwater (the “Scheme”). The Scheme was implemented through the issue of Sibanye-Stillwater shares (tickers: JSE – SSW and NYSE – SBSW) in exchange for the existing shares of SGL (JSE – SGL and NYSE – SBGL). For additional information see –Consolidated financial statements–Notes to the consolidated financial statements–Note 26: Stated share capital.
2021 financial performance compared with 2020
Group profit for the year increased from R30,622 million in 2020 to R33,796 million in 2021. The reasons for this increase are discussed below. The primary factors explaining the movements in profit are set out in the table below.

AFR - 13

Management’s discussion and analysis of the financial statements continued

Figures in million – SA rand	2021	2020	% Change 2021/2020
Revenue	172,194	127,392	35
Cost of sales	(109,306)	(83,369)	31
Interest income	1,202	1,065	13
Finance expense	(2,496)	(3,152)	(21)
Share-based payment expenses	(383)	(512)	(25)
Loss on financial instruments	(6,279)	(2,450)	156
Gain/(loss) on foreign exchange differences	1,149	(255)	(551)
Share of results of equity-accounted investees after tax	1,989	1,700	17
(Impairments)/reversal of impairments	(5,148)	121	(4,355)
Occupational healthcare gain/(expense)	14	(52)	(127)
Restructuring costs	(107)	(436)	(75)
Transaction costs	(140)	(139)	1
Care and maintenance	(737)	(814)	(9)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	167	464	(64)
Strike related costs	—	(1)	(100)
Loss on settlement of US$ Convertible Bond	—	(1,507)	(100)
Cost incurred on employee and community trusts	(744)	(508)	46
Corporate and social investment costs	(288)	(258)	12
Non-recurring COVID-19 costs	(3)	(97)	(97)
Early redemption premium on the 2025 Notes	(196)	—	—
Net other (costs)/income	(613)	58	(1,157)
Profit before royalties, carbon tax and tax	50,275	37,250	35
Royalties	(2,714)	(1,765)	54
Carbon tax	(4)	(5)	(20)
Profit before tax	47,557	35,480	34
Mining and income tax	(13,761)	(4,858)	183
Profit for the year	33,796	30,622	10
The SA PGM and SA gold operations achieved higher production levels during 2021 following the return to more normalised operating levels following the COVID-19 hard lockdown in 2020, along with effective measures implemented by management to reduce the impact of the pandemic on continued production.
Group financial performance
Group revenue for 2021 increased by 35% to R172,194 million mainly due to higher sales volumes at the SA PGM, SA gold and US PGM Recycling operations and higher PGM prices. The higher sales volumes and higher precious metal prices, which impacts the cost of purchasing third-party concentrate (PoC) and recycling material, at the SA PGM and US PGM Recycling operations were the primary reasons for the 31% increase to R109,306 million in the Group cost of sales, before amortisation and depreciation. At the managed SA gold operations, higher underground production and associated input costs contributed to the increase in cost of sales. Group adjusted EBITDA for 2021 increased by 39% or R19,221 million to R68,606 million despite a pullback in precious metal prices during H2 2021. In addition, the 10% stronger rand relative to the US dollar, negatively affected realised rand commodity prices for the SA operations. Group amortisation and depreciation increased by 9% to R8,293 million following higher production volumes at both the SA PGM and SA gold operations and increased capital spend during 2021 which was deferred in 2020 due to the impact of the COVID-19 pandemic.
Revenue
Revenue increased by 35% to R172,194 million in 2021 from R127,392 million in 2020, driven by higher PGM metals prices and higher sales volumes at the SA PGM, SA gold and US PGM Recycling operations during 2021.
Revenue from the SA PGM operations increased by 55% to R85,154 million in 2021 from R54,912 million in 2020, due to a 22% or 315,201 4Eoz increase in PGMs sold and a 28% higher average 4E basket price of R47,066/4Eoz which was partially offset by a 10% stronger rand. A 21% increase in the sale of third party PoC ounces contributed to the increase in SA PGM revenue.
Revenue from the US PGM underground operations decreased by 8% to R18,343 million (2020: R19,858 million) in 2021, notwithstanding a 10% higher average 2E basket price of US$2,097/2Eoz, due to an 8% decrease in mined ounces sold following the implementation of further rail safety enhancements and a 10% stronger rand. Revenue from recycling increased by 61% to R40,710 million (2020: R25,296 million) in 2021, due to the 57% higher average 3E basket price of US$3,515/3Eoz and 16% higher sales volumes, partially offset by the 10% stronger rand.
Revenue from the managed SA gold operations increased by 6% to R23,568 million (2020: R22,292 million) in 2021, mainly due to the 12% or 3,038 kg higher gold sold volumes, partially offset by a 6% lower rand gold price of R849,144/kg. Revenue from DRDGOLD decreased by 5% to R4,790 million in 2021 mainly due to a 9% lower rand gold price received of R852,465/ kg partially offset by 4% higher sales volumes.

AFR - 14

Management’s discussion and analysis of the financial statements continued
Cost of sales
Cost of sales increased by 31% to R109,306 million (2020: R83,369 million) in 2021, mainly due to the higher sales volumes at all operations excluding the US PGM underground operations and higher PGM precious metal prices which impacts the cost of purchasing third-party concentrate (PoC) and recycling material at both the SA PGM and US PGM Recycling operations, respectively.
The primary drivers of cost of sales are set out in the table below.
The analysis that follows provides a more detailed discussion of cost of sales, together with the total cash cost, All-in sustaining cost and All-in cost.

Figures in million – SA rand	2021	2020	% Change 2021/2020
Salaries and wages	(26,214)	(23,850)	10
Consumable stores	(18,847)	(16,404)	15
Utilities	(8,099)	(6,801)	19
Mine contracts	(5,193)	(3,790)	37
Recycling[1]	(39,220)	(24,418)	61
Other	(8,975)	(4,663)	92
Ore reserve development costs capitalised	5,535	4,150	33
Cost of sales, before amortisation and depreciation	(101,013)	(75,776)	33
- SA PGM operations	(31,971)	(24,722)	29
- US PGM operations	(46,787)	(32,004)	46
- Managed SA gold operations	(18,908)	(16,128)	17
- DRDGOLD	(3,347)	(2,922)	15
Amortisation and depreciation	(8,293)	(7,593)	9
- SA PGM operations	(2,515)	(2,072)	21
- US PGM operations	(2,601)	(2,727)	(5)
- Managed SA gold operations	(2,989)	(2,592)	15
- DRDGOLD	(188)	(202)	(7)
Total cost of sales	(109,306)	(83,369)	31
- SA PGM operations	(34,486)	(26,794)	29
- US PGM operations	(49,388)	(34,731)	42
- Managed SA gold operations	(21,897)	(18,720)	17
- DRDGOLD	(3,535)	(3,124)	13
Cost of sales, before amortisation and depreciation
Cost of sales, before amortisation and depreciation at the SA PGM operations increased by 29% to R31,971 million, mainly due to a 22% increase in sales volumes to 1,776,127 4Eoz. Mined underground 4E PGM production increased by 22% to 1,568,195 4Eoz and surface production volumes excluding third-party PoC were 23% higher at 148,692 4Eoz. Third-party concentrate purchased and processed (PoC) at the Marikana smelting and refining operations increased by 21% to 60,532 4Eoz. PoC material is purchased at a higher cost, than own mined ore, due to the direct correlation to the basket price of PGM’s.
Cost of sales, before amortisation and depreciation at the US PGM underground operations decreased marginally to R7,567 million due to a decrease of 8% in sales volumes to 548,276 2Eoz in line with production volumes which also decreased by 5% year- on-year to 570,400 2Eoz, mainly due to rail safety enhancements following the fatal incident at the Stillwater West mine in June 2021 and weather related electrical outages in December at the East Boulder mine. Cost of sales, before amortisation and depreciation at the US PGM recycling operation increased, in line with the increase in revenue, by 61% from R24,418 million to R39,220 million due to a higher average basket price resulting in higher purchasing costs of spent autocatalysts, coupled with a 16% increase in volumes.
Cost of sales, before amortisation and depreciation at the managed SA gold operations increased by 17% to R18,908 million due to a 12% increase in sales volumes, annual salary increases and above inflationary increases on input costs such as electricity, steel and steel related consumables. Mined underground volumes increased by 13% to 24,719 kg (794,734 oz) despite the 2021 production which was negatively impacted by safety stoppages, that resulted in production being suspended at Kloof and Beatrix and a fire at Kloof. Cost of sales, before amortisation and depreciation from DRDGOLD increased by 15% to R3,347 million due to above inflationary cost increases, particularly for steel and reagents.
Amortisation and depreciation
Amortisation and depreciation at the SA PGM operations increased by 21% to R2,515 million due to increased capital spend post the deferral in FY2020 during the onset of the COVID-19 pandemic and a 22% increase in mined underground production volumes. Amortisation and depreciation at the US PGM operations’ decreased by 5% to R2,601 million, in line with a 5% decrease in production volumes in 2021. Amortisation and depreciation at the managed SA gold operations increased by 15% to R2,989 million due to increased capital spend post the deferral in FY2020 during the onset of the COVID-19 pandemic, whereas the amortisation and depreciation of DRDGOLD decreased by 7% to R188 million.
All-in sustaining cost and All-in cost
All-in cost per ounce, was introduced in 2013 by the members of the World Gold Council. Sibanye-Stillwater has adopted the principle prescribed by the Council. This non-IFRS measure provides more transparency into the total costs associated with mining.
AFR - 15

Management’s discussion and analysis of the financial statements continued
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
Non-IFRS measures such as All-in sustaining cost and All-in cost are the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature, All-in sustaining cost and All-in cost should not be considered as a representation of financial performance under IFRS.
AFR - 16

Management’s discussion and analysis of the financial statements continued

Figures in million - SA rand		Total US PGM operations Stillwater[1,2]	Total SA PGM operations[2]	Rustenburg operations	Marikana operation[2]	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items	Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Group Corporate and reconciling items
2021
Cost of sales, before amortisation and depreciation[3]	Rm	7,567	31,972	11,464	16,561	3,416	531	1,587	(1,587)	22,256	5,691	7,845	4,565	808	3,347	—
Plus:
Community costs[4]	Rm	—	161	12	150	—	—	—	(1)	127	46	38	34	1	8	—
Inventory change[5]	Rm	33	1,294	816	478	—	—	9	(9)
Share-based payments[6]	Rm	86	113	45	53	15	—	—	—	100	23	35	23	—	19	—
Royalties[7]	Rm	—	2,547	1,405	1,128	14	—	160	(160)	167	95	46	27	5	—	(6)
Carbon tax[8]	Rm	—	1	—	1	—	—	—	—	2	—	—	2	—	—	—
Rehabilitation[9]	Rm	31	244	—	162	81	—	4	(3)	189	32	17	70	47	18	5
Leases[10]	Rm	1	53	11	35	7	—	—	—	82	8	14	28	13	19	—
ORD[11]	Rm	1,354	1,576	629	947	—	—	—	—	2,604	1,177	930	497	—	—	—
Sustaining capital expenditure[12]	Rm	791	2,019	619	1,104	268	28	499	(499)	1,304	322	488	164	—	330	—
Less:
By-product credit[13]	Rm	(1,392)	(7,895)	(2,589)	(4,376)	(869)	(61)	(524)	524	(23)	(8)	(5)	(5)	(1)	(4)	—
All-in sustaining cost[14]	Rm	8,471	32,085	12,412	16,243	2,932	498	1,735	(1,735)	26,808	7,386	9,408	5,405	873	3,737	(1)
Plus:
Corporate cost, growth and other capital expenditure	Rm	2,411	215	—	215	—	—	—	—	604	—	198	7	—	47	352
All-in cost[14]	Rm	10,882	32,300	12,412	16,458	2,932	498	1,735	(1,735)	27,412	7,386	9,606	5,412	873	3,784	351
Gold sold/4E PGM produced/2E PGM produced	kg	17,741	58,993	20,913	25,692	7,046	1,633	3,709	—	33,374	9,314	10,961	6,305	1,175	5,619	—
	‘000oz	570	1,897	672	826	227	52	119	—	1,073	299	352	203	38	181	—
All-in sustaining cost[14]	R/kg									803,260	793,000	858,316	857,256	742,979	665,065	—
	R/oz	14,851	18,051	18,460	19,664	12,943	9,486	14,549	—
	US$/oz	1,004	1,221	1,248	1,330	875	641	984	—	1,689	1,668	1,805	1,803	1,562	1,399	—
All-in cost[14]	R/kg
	R/oz	19,078	18,172	18,460	19,925	12,943	9,486	14,549	—	821,358	793,000	876,380	858,366	742,979	673,429	—
	US$/oz	1,290	1,229	1,248	1,347	875	641	984	—	1,727	1,668	1,843	1,805	1,562	1,416	—

AFR - 17

Management’s discussion and analysis of the financial statements continued

Figures in million - SA rand		Total US PGM operations Stillwater[1,2]	Total SA PGM operations[2]	Rustenburg operations	Marikana operation[2]	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items	Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Group Corporate and reconciling items
2020
Cost of sales, before amortisation and depreciation[3]	Rm	7,586	24,723	9,589	13,232	2,803	403	1,601	(2,905)	19,050	4,864	6,880	3,714	671	2,922	—
Plus:
Community costs[4]	Rm	—	107	8	100	—	—	—	—	151	30	46	59	—	16	—
Inventory change[5]	Rm	151	3,039	553	1,182	—	—	19	1,285
Share-based payments[6]	Rm	54	46	19	21	7	—	—	—	50	11	13	10	—	16	—
Royalties[7]	Rm	—	1,623	924	689	10	—	135	(135)	142	73	115	44	5	—	(95)
Carbon tax[8]	Rm	—	3	—	2	—	—	—	—	3	—	—	2	—	—	—
Rehabilitation[9]	Rm	29	242	5	152	86	—	4	(4)	218	51	33	56	54	19	5
Leases[10]	Rm	5	59	14	35	10	—	—	—	78	8	18	21	16	16	—
ORD[11]	Rm	1,239	1,125	417	708	—	—	—	—	1,786	742	722	322	—	—	—
Sustaining capital expenditure[12]	Rm	795	1,052	326	515	188	23	414	(414)	967	187	392	93	—	295	—
Less:
By-product credit[13]	Rm	(1,183)	(5,444)	(1,395)	(3,614)	(443)	8	(408)	409	(24)	(7)	(5)	(4)	(1)	(7)	—
All-in sustaining cost[14]	Rm	8,675	26,575	10,459	13,022	2,660	434	1,765	(1,764)	22,420	5,958	8,215	4,317	744	3,277	(90)
Plus:
Corporate cost, growth and other capital expenditure	Rm	2,385	53	—	33	—	20	—	—	373	—	155	—	—	46	171
All-in cost[14]	Rm	11,060	26,628	10,459	13,055	2,660	453	1,765	(1,764)	22,793	5,958	8,370	4,317	744	3,323	82
Gold sold/4E PGM produced/2E PGM produced	kg	18,757	49,035	17,467	20,419	6,123	1,208	3,819	—	30,136	7,554	10,752	5,286	1,125	5,419
	‘000oz	603	1,577	562	656	197	39	123	—	969	243	346	170	36	174	—
All-in sustaining cost[14]	R/kg									743,967	788,708	764,007	816,591	661,422	604,650	—
	R/oz	14,385	18,280	18,624	19,836	13,512	11,161	14,380	—
	US$/oz	874	1,111	1,131	1,205	821	678	874	—	1,406	1,490	1,444	1,543	1,250	1,143	—
All-in cost[14]	R/kg									756,351	788,708	778,460	816,629	661,422	613,176	—
	R/oz	18,339	18,317	18,624	19,886	13,512	11,668	14,380	—
	US$/oz	1,114	1,113	1,131	1,208	821	709	874	—	1,429	1,490	1,471	1,543	1,250	1,159	—
The average exchange rate for the year ended 31 December 2021 was R14.79/US$ (2020: R16.46/US$)
1 The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown
2 The Total US and SA PGM, Total SA PGM and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties.
3 Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs and permitting costs. Corporate relates to the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit
4 Community costs includes costs related to community development
5 Inventory adjustment in Corporate includes the elimination of concentrate sales by Rustenburg, Kroondal and Platinum Mile to Marikana and the associated unrealised profit
AFR - 18

Management’s discussion and analysis of the financial statements continued
6 Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
7 Royalties are the current royalty on refined and unrefined minerals payable to the South African government
8 In South Africa the Carbon Tax Act of 2019 came into effect on 1 June 2019. The South African Government introduced Carbon tax based on a polluter-pays-principle and the aim of which is to help ensure that companies and consumers take the negative adverse costs (externalities) of climate change into account in their future production, consumption and investment decisions. The first phase of the Carbon Tax Act applies to the so-called “Scope 1” emissions from 1 June 2019 to 31 December 2022. Under the first phase, the introduction of the carbon tax is not expected to have an immediate impact on the price of electricity. Accordingly, although the statutory rate of carbon tax in 2021 was R134 per tonne (2020: R127 per tonne) of carbon dioxide equivalent (CO2e) emissions, allowances under the Carbon Tax Act resulted in an effective carbon tax rate ranging from R7 to R54 per tonne of CO2e emissions (2020: R6 to R51). Phase 1 of the Carbon Tax has been extended by three years to 31 December 2025
9 Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs recorded as an asset. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs do not reflect annual cash outflows and are calculated in accordance with IFRS. The interest charge and amortisation reflect the periodic costs of rehabilitation associated with current production and are, therefore, included in the measure
10 Leases represent the lease payment costs for the year
11 ORD are those capital expenditures that allow access to reserves that are economically recoverable in the future, including, but not limited to, crosscuts, footwalls, return airways and box holes which will avail production or reserves
12 Sustaining capital expenditure are those capital expenditures that are necessary to maintain current production and execute the current mine plan. Sustaining capital costs are relevant to the All-in sustaining cost metric as these are needed to maintain Sibanye-Stillwater’s current operations and provide improved transparency related to Sibanye-Stillwater’s ability to finance these expenditures
13 By-product credit—The All-in cost metric is focused on the cost associated with producing and selling a kilogram of gold or an ounce of 4E/2E PGMs, and therefore the metric captures the benefit of mining other metals when gold and 4E/2E PGMs are produced and sold. In determining the All-in cost, the costs associated with producing and selling a kilogram of gold or an ounce of 4E/2E PGMs are reduced by the benefit received from the sale of co-products and by-products, recognised as product sales, which is extracted and processed along with the gold and 4E/2E PGMs produced. At the SA gold operations, the sale of silver is recognised as product sales, and at the PGM operations in both regions, the minor PGMs – iridium and ruthenium – are produced as co-products, which together with the three primary PGMs, are referred to as 6E (5PGM+Au). In addition, nickel, copper and chrome, among other minerals, are by-products at these operations. This is relevant to the All-in cost metric as it aids in the investor’s analysis of the profitability of producing a kilogram of gold or an ounce of 4E/2E PGMs, without the need to consider multiple metal prices. The by-product credit of Marikana for the year ended December 2020 includes the benefit from the sale of concentrate purchased from Rustenburg, Kroondal and Platinum Mile of R1,674 million. The cost associated with the purchase and processing of the intercompany concentrate is included in the Marikana cost of sales, before amortisation and depreciation
14 For information on how Sibanye-Stillwater has calculated All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce, see –Management’s discussion and analysis of the financial statements-2021 financial performance compared with 2020- All-in sustaining cost and All-in cost

AFR - 19

Management’s discussion and analysis of the financial statements continued
Cost of production
The AISC at the SA PGM operations of R18,051/4Eoz decreased by 1% from R18,280/4Eoz primarily due to higher production. The All-in sustaining cost (AISC) at the US PGM operations increased by 15% to 1,004 US$/2Eoz in 2021 primarily due to increased PGM prices which drives an increase in royalties. Increases in sustaining capital accounted for approximately 17% of the increase in AISC at the US PGM operations. Royalties payable increases AISC by approximately US$9/2Eoz for every US$100/2Eoz change in the prevailing PGM basket. Unit costs at the SA gold operations increased by 8% to R 803,260/kg in 2021and was mainly due to annual salary increases and above inflationary increases on input costs such as electricity, steel and steel related consumables.
Adjusted EBITDA
Group Adjusted EBITDA of R68,606 million in 2021 increased by 39% from R49,385 million in 2020. Adjusted EBITDA for the SA PGM operations increased by 78% due to higher PGM basket prices and higher sales volumes. Adjusted EBITDA from the US PGM underground operations decreased by 12% to R10,766 million due to lower sales volumes and for the US PGM recycling operations increased by 70% to R1,490 million due to higher sales volumes and PGM basket prices. The adjusted EBITDA decreased by 34% at the SA gold operations to R5,113 million, mainly due to an 8% decrease in the rand gold price and the higher production costs, partially offset by the higher volumes sold.
Adjusted EBITDA includes other cash costs, strike costs and care and maintenance expenditures. Care and maintenance at Cooke and Burnstone which was only incurred in H1 2021 were R594 million and R46 million for 2021, respectively, compared with R623 million and R81 million, respectively in 2020. Care and maintenance costs at the Marikana operations were R79 million (2020: R92 million). Strike costs at the SA gold operations were Rnil (2020: R1 million). Other costs include corporate and social expenditure of R288 million (2020: R258 million) and non-production royalties of R327 million (2020: R193 million).

Non-IFRS measure such as Adjusted EBITDA is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature, Adjusted EBITDA should not be considered as a representation of financial performance under IFRS see – Consolidated financial statements – Notes to the consolidated financial statements – Note 2: Segment reporting.
Interest income
Interest income increased by 13% to R1,202 million in 2021 from R1,065 million in 2020 mainly due to higher cash balances being maintained during the year and interest earned on recycling advances due to higher average PGM basket prices. Interest income mainly includes interest received on cash deposits amounting to R948 million (2020: R714 million and 2019: R264 million), interest received on rehabilitation obligation funds of R174 million (2020: R245 million and 2019: R265 million); interest earned on right of recovery asset of R32 million (2020: R16 million and 2019: R16 million) and other interest earned of R48 million (2020: R90 million and 2019: R15 million). For additional information on finance income see –Consolidated financial statements–Notes to the consolidated financial statements–Note 5.1: Finance income.
Finance expense
Finance expense decreased by R656 million mainly due to a R489 million decrease in interest on borrowings following a decrease in average outstanding borrowings for 2021, R92 million decrease in the unwinding of amortised cost on borrowings, R29 million decrease in Rustenburg deferred payment, R69 million decrease in unwinding of the environmental rehabilitation obligation, R40 million decrease in the unwinding of the finance costs on the deferred revenue transactions, R5 million decrease in interest on lease liabilities and R19 million decrease in interest on the occupational healthcare obligation, all partially offset by an increases of R87 million in the unwinding of the Marikana dividend obligation, R5 million increase in the Pandora deferred payment and an
AFR - 20

Management’s discussion and analysis of the financial statements continued
increase of R5m in sundry interest. For additional information on finance expense see –Consolidated financial statements–Notes to the consolidated financial statements–Note 5.2: Finance expense.
Finance expense decreased by R151 million mainly due to a R155 million decrease in interest on borrowings following a decrease in average outstanding borrowings for 2020, R20 million decrease in interest on the occupational healthcare obligation, R21 million decrease related to the dissenting shareholders, R3 million decrease in the unwinding of the deferred revenue related to the streaming transactions (Wheaton and Marikana operation platinum forward sale) and a R93 million decrease in sundry interest, all partially offset by an increases of R20 million in the unwinding of amortised cost on borrowings, R105 million increase in unwinding of the environmental rehabilitation obligation, R8 million increase unwinding of the Pandora deferred payment and an increase of R8 million related to the Rustenburg deferred payment.
Sibanye-Stillwater’s gross debt outstanding, excluding the Burnstone Debt was R18.8 billion as at 31 December 2021 compared with approximately R17.1 billion at 31 December 2020.
Share-based payments
The share-based payments expense decreased by 25% to R383 million (2020: R512 million) in 2021. The share-based payments expense includes Rnil (2020: R128 million) and R19 million (2020: R13 million) relating to the DRDGOLD cash-settled and equity-settled share options respectively, and R132 million (2020: R145 million) relating to equity-settled share options granted under the Sibanye-Stillwater Share Plans and R232 million (2020: R226 million) relating to the cash-settled Sibanye-Stillwater Share Plan. For additional information on share- based payments see –Consolidated financial statements–Notes to the consolidated financial statements–Note 6: Share-based payments.
Loss on financial instruments
The net loss on financial instruments increased from R2,450 million to R6,279 million for 2021, representing a year-on-year increase of 156% or R3,829 million. The net loss for 2021 is mainly attributable to fair value losses on the revised cash flow of the Anglo deferred payment of R4,653 million, the Rustenburg and Marikana operations B-BBEE cash-settled share- based payment obligations of R671 million and R593 million respectively, and the Marikana dividend obligation of R468 million, mainly due to higher forecasted 4E PGM basket prices. The losses were partially offset by fair value gains on the Palladium hedge contract of R234 million. For additional information on the loss on financial instruments see –Consolidated financial statements–Notes to the consolidated financial statements–Note 7: Loss on financial instruments.
The loss on financial instruments decreased from R6,015 million in 2019 to R2,450 million in 2020. This decrease was mainly attributable to the decrease of R1,089 million in the fair value loss on the Sibanye Rustenburg Platinum B-BBEE share-based payment obligation and the decrease of R3,842 million in the fair value loss on the derivative financial instrument relating to US$ Convertible Bond which was settled during October 2020. These decreases in 2020 were partially offset by an increase of R1,357 million in the loss on the revised cash flows of the deferred payments which was mainly due to higher forecasted 4E PGM basket prices.
Gain/(loss) on foreign exchange differences
The gain on foreign exchange differences of R1,149 million in 2021 compared with a loss of R255 million in 2020. The gain on foreign exchange differences in 2021 was mainly due to foreign exchange gains of R1,367 million on intra-group loans with a real foreign exchange exposure, partially offset by a R117 million loss on the Burnstone debt due to a weaker rand.
The loss on foreign exchange differences in 2020 was mainly due to a foreign exchange loss of R2,130 million on the US$ Convertible Bond and the derivative financial instrument and a R49 million loss on the Burnstone debt, both due to a weaker rand in 2020 compared to 2019, partially offset by foreign exchange gains on intra-group loans with a real foreign exchange exposure.
Share of results of equity-accounted investees after tax
The profit from share of results of associates of R1,989 million in 2021 (2020: R1,700 million) was primarily due to share of profits of R1,702 million (2020: R1,300 million) relating to Sibanye-Stillwater’s 50% attributable share in Mimosa and R287 million (2020: R400 million) relating to its 44% interest in Rand Refinery. For additional information on the share of results of equity-accounted investees after tax, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 18: Equity-accounted investments.
(Impairments)/Reversal of impairments
During 2021 the Group recognised an impairments of R5,148 million compared to an impairments reversal of R121 million in 2020. At 31 December 2021, a number of factors were identified that negatively impacts the ability of the Driefontein, Kloof and Beatrix operations to recover the carrying value of mining assets over their respective remaining life-of-mines. Expected above inflation increases in major cost components, in particular electricity and labour costs, coupled with ageing infrastructure, declining life-of-mines and the consensus long-term gold price forecast lower than the spot price, negatively affected the forecast cash flows of these operations. This led to the recognition of impairment losses at the Driefontein, Kloof and Beatrix reportable segments of R212 million, R3,642 million and R1,293 million, respectively. These operations are included under SA gold in the segment report and each represent a separate cash generating unit. For additional information on the Group's estimates and assumptions used in the impairment calculations, see –Consolidated financial statements– Notes to the consolidated financial statements–Note 10: (Impairments)/reversal of impairments.
Impairment reversals in 2020 mainly related to the historical impairment of R120 million on Rand Refinery, an equity accounted investee, which was reversed due to improved profitability and a forecasted return to stable dividend payments.
Occupational healthcare expense
On 26 July 2019 the Gauteng High Court in Johannesburg approved the R5 billion settlement agreement in the silicosis class case. At 31 December 2021 Sibanye-Stillwater has provided R1,017 million (2020: R1,194 million) for its share of the settlement cost. The estimated costs at 31 December 2021 and 2020 was determined by an actuarial specialist and as a result, a change in estimate of R14 million income was recognised in profit or loss for the year (2020: R52 million expense). For additional information on the
AFR - 21

Management’s discussion and analysis of the financial statements continued
occupational healthcare expense, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 31: Occupational healthcare obligation.
Restructuring costs
Maintaining loss-making operations is not sustainable over an extended period. Cross-subsidising loss making operations erodes value, is a drain on cash flows and, as a result, threatens the sustainability and economic viability of other operations. The Group, therefore, continually reviews and assesses the operating and financial performance of its assets. Restructuring costs of R107 million comprised mainly the costs of mutual separation packages offered to employees with high COVID-19 risk due to comorbidities or ill health at the SA PGM and SA gold operations of R14 million and R20 million, respectively, professional fees of R21 million at the SA operations and provision for the Kloof 3 shaft closure of R43 million.
Restructuring costs of R436 million for 2020 comprised mainly of R235 million related to S189 restructuring at the Marikana operation which was completed on 16 January 2020 and R75 million and R100 million respectively at the SA PGM and SA gold operations mainly related to fragile health voluntary separations in light of the COVID-19 pandemic.
Transaction costs
Transaction costs were R140 million in 2021 compared with R139 million in 2020. The transaction costs in 2021 mainly included acquisition related advisory and legal fees of R103 million (2020: R42 million), and platinum jewellery membership costs of R27 million (2020: R47 million), advisory and legal fees of Rnil (2020: R8 million) related to the restructuring of the Lonmin legal entities, advisory and legal fees of Rnil (2020: R 30 million) related to the Marathon transaction and advisory and legal fees of Rnil million (2020: R25 million) related to the Sibanye Gold Limited internal restructuring, partially offset by the reversal of a provision for legal costs relating to the dissenting shareholder claim of Rnil (2020: R26 million).
Care and maintenance costs
Care and maintenance costs were R737 million in 2021 compared with R814 million in 2020. The care and maintenance costs included R594 million (2020: R623 million) at Cooke, R79 million (2020: R92 million) at Marikana operation, R46 million (2020: R81 million) at Burnstone, R14 million (2020: R8 million) at Kroondal and R4 million (2020: R10 million) at DRDGOLD.
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable was an income of R167 million in 2021 compared with an income of R464 million in 2020. The decrease in the income is mainly due to changes in gross closure cost estimates, changes in discount rates and changes in expected timing of rehabilitation for operations on care and maintenance and operations that are being rehabilitated (recognised through profit or loss).
Strike related costs
Strike related costs were Rnil in 2021 compared to R1 million at SA gold in 2020.
Loss on settlement of the US$ Convertible Bond
By the end of October 2020 the US$ Convertible Bond was settled through cash of R13 million and the issue of 248,040,434 ordinary shares of the Group with an aggregate fair value of R12,573 million, resulting in a loss on settlement of R1,507 million, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 28.6: US$ Convertible Bond.
Non-recurring COVID-19 costs
The Group incurred non-recurring COVID-19 costs of R3 million (2020: R97 million) relating to once-off costs incurred to ensure the safe return to work of employees at the South African operations following the COVID-19 lockdown in South Africa, including implemented measures at all the Group’s operations to prevent the spread of the pandemic, detect infections and care for those infected.
Early redemption premium on the 2025 Notes
During the fourth quarter of 2021, the Group elected to early redeem the 2025 Notes at a redemption price of 103.6% of the principal amount of the 2025 Notes, plus accrued and unpaid interest on the 2025 Notes, amounting to US$370.2 million which includes an early settlement premium of R196 million recognised as a premium on settlement of the 2025 Notes in profit or loss. The 2025 Notes were settled on 6 December 2021 see –Consolidated financial statements–Notes to the consolidated financial statements–Note 28.4: 2022 and 2025 Notes.
Royalties
Royalties increased by 54% to R2,714 million in 2021 from R1,765 million in 2020. The increases in both 2021 and 2020 were mainly due to the increase in SA PGM revenue and profitability as a result of higher precious metal prices.

Mining and income tax
Mining and income tax charge increased to R13,761 million in 2021 compared to R4,858 million in 2020. The table below indicates Sibanye-Stillwater’s effective tax expense rate in 2021 and 2020.

		2021	2020
Mining and income tax	Rm	13,761	4,858
Effective tax rate	%	29	14
In 2021, the tax charge on the profit before tax at the South African statutory company tax rate of 28.0%, or R13,316 million, compared with a charge R13,761 million is mainly due to the impact on the statutory tax rate of the following:
AFR - 22

Management’s discussion and analysis of the financial statements continued
•R1,021 million non-deductible loss on fair value of financial instruments
•R1,133 million deferred tax assets derecognised
•R108 million non-deductible finance expense
•R351 million net other non-taxable income and non-deductible expenditure
•R13 million non-deductible amortisation and depreciation
•R42 million non-deductible share-based payments
•R22 million non-taxable impairments
•R69 million Non-deductible transaction costs
The above was partially offset by the following:
•R466 million US statutory rate change
•R63 million SA gold mining tax formula rate adjusted
•R7 million non-taxable dividend received
•R47 million non-taxable gain on foreign exchange differences
•R557 million non-taxable share of results of equity-accounted investees
•R386 million tax adjustment in respect of prior periods
•R86 million change in estimated deferred tax rate
In 2020, the tax charge on the profit before tax at the South African statutory company tax rate of 28.0%, or R9,934 million, compared with a charge of R4,858 million is mainly due to the impact on the statutory tax rate of the following:
•R4,447 million previously unrecognised deferred tax assets utilised/ recognised
•R550 million US statutory rate change
•R118 million SA gold mining tax formula rate adjusted
•R258 million net other non-taxable income and non-deductible expenditure
•R89 million non-deductible finance expenses, which is presented net after the reversal of an uncertain income tax treatment amounting to R181.5 million
•R476 million non-taxable share of results of equity-accounted investees
•R33 million non-taxable reversal of impairments
The above was partially offset by the following:
•R890 million non-deductible loss on fair value of financial instruments
•R44 million non-deductible share-based payments
Profit for the year
As a result of the factors discussed above, the profit in 2021 was R33,796 million compared with the profit in 2020 of R30,622 million. The following table depicts contributions from various segments to the profit.

Figures in million – SA rand	2021	2020
SA PGM operations	29,594	23,316
Rustenburg operation[1]	(2,221)	519
Marikana	14,293	13,881
Kroondal	4,664	3,389
Platinum Mile	352	188
Mimosa	1,702	1,300
Corporate and reconciling items[1]	10,804	4,039
US PGM operations	7,459	7,778
Stillwater	7,459	7,778
SA gold operations	(2,475)	510
Driefontein	694	499
Kloof	(2,332)	1,185
Beatrix	(1,118)	120
Cooke	(388)	(315)
DRDGOLD	1,040	1,302
Corporate and reconciling items	(371)	(2,281)
Group Corporate and reconciling items	(782)	(982)
Total profit for the year	33,796	30,622
1 The net (loss)/profit)on the Rustenburg operation in 2021 and 2020 was impacted by the change of the obligation for future dividends payable to its shareholders in terms of the B-BBEE SPV structure of R7,615 million (2020: R1,686 million) and the fair value adjustment of R4,653 million (2020: R2,081 million) on the deferred payment to Rustenburg Platinum Mines Limited due to the higher long term PGM basket prices expected over the life of mine. This fair value adjustment eliminates in the corporate and reconciling items at a SA PGM operations level.

AFR - 23

Management’s discussion and analysis of the financial statements continued
Liquidity and capital resources
Cash flow analysis
Net increase in cash and cash equivalents in 2021 was R9,344 million compared with R14,969 million in 2020. The principal factors explaining the changes in net cash flow for the year are set out in the table below.

Figures in million - SA rand	2021	2020	% Change 2021/2020
Net cash from operating activities	32,256	27,151	19
Adjusted for:
Dividends paid	18,176	1,698	970
Net interest (received)/paid	(179)	667	(127)
Deferred revenue advance received	(65)	(771)	(92)
Bulk Tailings re-Treatment transaction (BTT) early settlement payment	—	787	(100)
Less:
Additions to property, plant and equipment	(12,740)	(9,616)	32
Adjusted free cash flow[1]	37,448	19,916	88
Acquisition of subsidiaries, net of cash acquired	—	—	—
Payments to dissenting shareholders	—	—	—
Net proceeds from shares issued	—	—	—
Payment of Deferred Payment	(577)	(756)	(24)
Net borrowings repaid	399	(2,046)	(120)
1 One of the drivers to sustain and increase shareholder value is adjusted free cash flow generation as that determines the cash available for dividends and other investing activities. Adjusted free cash flow is defined as net cash from operating activities before dividends paid, net interest paid, deferred revenue advance received and BTT early settlement payment, less additions to property, plant and equipment
Non-IFRS measure such as adjusted free cash flow is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature, adjusted free cash flow should not be considered as a representation of financial performance under IFRS
Net cash from operating activities
Net cash from operating activities increased by R5,105 million to R32,256 million in 2021 from R27,151 million in 2020. The items contributing to the increase in 2021 and decrease in 2020 are indicated in the table below.

Figures in million - SA rand	2021	2020
Increase in cash generated by operations¹	22,596	34,622
Decrease in deferred revenue advance received²	(706)	(2,088)
Decrease/(increase) in cash-settled share-based payments paid	35	(184)
Decrease/(increase) in BTT early settlement payment²	787	(787)
Decrease/(increase) in change in working capital	11,890	(8,809)
Decrease in interest paid	605	217
Increase in royalties and tax paid³	(11,369)	(4,706)
Increase in dividends paid[4]	(16,478)	(1,613)
Additional deferred payments relating to acquisition of a business[5]	(1,754)	—
Other	(501)	1,036
Increase in net cash from operating activities	5,105	17,688
1 The increase in cash generated by operations in 2021 and 2020 was mainly due to the increase in the average realised PGM basket prices and gold price for 2020, negatively impacted by the operational disruptions experienced by the SA operations due to COVID-19 during 2020
2 The Marikana operations entered into a short-term purchase of concentrate and toll treatment arrangement with a third party that commenced on 1 February 2021 and concluded on 31 December 2021. As part of the arrangement, Marikana agreed to buy and toll treat certain metals. A percentage of the toll treated metals is also retained as partial payment for the toll treatment arrangement. Marikana accounts for the inventory received as partial payment for the toll treatment arrangement as deferred revenue at fair value. A further deferred revenue balance is recognised to the extent that cash payment is received for the toll treatment before the performance obligation is satisfied. During 2021 cash payments of R65 million was received in advance under the terms of this agreement. On 24 January 2020, Western Platinum Proprietary Limited (WPL), Eastern Platinum Limited and Lonmin Limited (collectively the “Purchasers”), subsidiaries of Sibanye-Stillwater, entered into a Release and Cancellation Agreement (“the Release Agreement”) with RFW Lonmin Investments Limited (“the Seller”) in respect of the BTT. The BTT transaction was implemented and the liability settled on 6 March 2020. WPL concluded a forward platinum sale arrangement on 3 March 2020 to fund the settlement of the BTT liability. WPL received a cash prepayment of US$50 million (R771 million) in exchange for the future delivery of 72,886 ounces of platinum on set dates between June and December 2020. The platinum price delivered under the prepayment was hedged with a cap price of US$1,050 per ounce and a floor price of US$700 per ounce. The Group received, and recognised, the difference between the floor price and the monthly average price (subject to a maximum of the cap price) on delivery of the platinum. The final delivery under the forward platinum sale arrangement was made on 7 December 2020. On 21 October 2019, Sibanye-Stillwater concluded a forward gold sale arrangement where the Group received a cash prepayment of R1.1 billion in exchange for the future delivery of 8,482 ounces (263.8 kilograms) of gold every two weeks from 10 July 2020 to 16 October 2020 subject to an initial reference price of R17,371/oz comprising 80% of the prevailing price on execution date. This was offset by the decrease of R6,555 million (US$500 million) received through a streaming agreement with Wheaton International, a wholly-owned subsidiary of Wheaton Precious Metals Corp on closing of the transaction in 2018
AFR - 24

Management’s discussion and analysis of the financial statements continued
3 The increase in royalties and tax paid in 2021 and 2020 was due to the increase in revenue and taxable mining income as a result of increased precious metal prices during both 2021 and 2020. In addition, during 2020 the tax expense decreased by R4,447 million due to the utilisation and recognition of previously unrecognised deferred tax assets
4 Included in dividends paid for 2021 is a final dividend for 2020 and interim dividend for 2021 of R9,485 million and R8,347 million, respectively declared and paid by the Group and dividends paid by subsidiary companies to their non-controlling shareholders of R344 million and for 2020 is an interim dividend of R1,338 million declared and paid by the Group and dividends paid by subsidiary companies to their non-controlling shareholders of R360 million
5 The acquisition date fair value of deferred payments and contingent consideration relating to business combinations is part of the aggregate consideration for obtaining control of the underlying net assets. Therefore, unless the obligations are clearly part of the borrowing structure of the group, repayments of the acquisition date fair value are classified as investing activities. Additional deferred/ contingent payments in excess of the grant date fair value are considered to be operating activity cash flows by nature and amounted to R1,754 million in 2020 relating to the acquisition of the Sibanye Rustenburg Platinum Mines Proprietary Limited
Adjusted free cash flow
Adjusted free cash flow during 2021 increased with cash received due to higher precious metal prices. The Group recorded adjusted free cash flow of R37,448 million in 2021, which was an improvement of R17,532 million compared with 2020. In 2021, the US PGM operations recorded a 193% increase in adjusted free cash flow to R8,148 million, the SA PGM operations recorded a 92% increase in adjusted free cash flow to R22,550 million (after providing funding of R232 million to the US PGM operations and R7,817 million to the SA gold operations on the intercompany working capital account) and the SA gold operations recorded a 23% increase in adjusted free cash flow to R7,782 million after receiving R7,817 million from the SA PGM operations on the intercompany working capital account. Excluding the receipt of intercompany funding from the adjusted free cash flow, the SA gold operations had a negative adjusted free cash flow of R34 million.

Figures in million - SA rand	2021	2020
Net cash from operating activities	32,256	27,151
Adjusted for:
Dividends paid	18,176	1,698
Net interest (received)/paid	(179)	667
Deferred revenue advance received	(65)	(771)
BTT early settlement payment	—	787
Less:
Additions to property, plant and equipment	(12,740)	(9,616)
Adjusted free cash flow	37,448	19,916
Cash flows from investing activities
Net cash used in investing activities increased to R14,568 million in 2021 from R9,938 million in 2020. The increase in cash used in investing activities was mainly due to additions to property, plant and equipment of R12,740 million in 2021 compared to R9,616 million in 2020. Net cash used in investing activities increased to R9,937 million in 2020 from R4,865 million in 2019. The increase in the 2020 net cash used in investing activities was mainly due to additions to property, plant and equipment of R9,616 million, compared to R7,706 million in 2019, and the cash of R3,004 million acquired on acquisition of subsidiaries in 2019.
Capital expenditure at the individual mines is shown in the table below.
AFR - 25

Management’s discussion and analysis of the financial statements continued

Figures in million - SA rand	2021	2020
SA PGM operations	3,799	2,197
Rustenburg operation	1,248	743
Marikana	2,254	1,223
Kroondal	268	188
Platinum Mile	28	43
Corporate and reconciling items	1	—
US PGM operations	4,561	4,422
Stillwater	4,561	4,422
SA gold operations	4,380	2,997
Driefontein	1,499	929
Kloof	1,616	1,269
Beatrix	668	415
Cooke	—	—
DRDGOLD	377	341
Corporate and reconciling items	220	43
Total Capital Expenditure	12,740	9,616
Capital expenditure increased to R12,740 million in 2021 from R9,616 million in 2020, for additional information refer to the Capital expenditure section above.
Cash flows from financing activities
Net cash used in financing activities of R8,344 million in 2021 compared with R2,244 million in 2020. Net cash used in financing activities comprised lease payments of R112 million (2020: R114 million), loans repaid of R20,252 million (2020: R18,335 million), partially offset by loans raised of R20,651 million (2020: R16,289 million), acquisition of non-controlling interests of R128 million (2020: Rnil) and share buy-back of R8,503 million (2020: R84 million).
The Group commenced with a share buy-back programme on 2 June 2021 to repurchase up to 5% of its ordinary shares as at 31 May 2021 representing a maximum of 147,700,000 shares. The programme concluded on 4 October 2021 when the maximum number of shares were reached. The total cost amounted to R8,503 million, including transaction costs. The average cost per share repurchased amounted to R57.57 see –Consolidated financial statements–Notes to the consolidated financial statements–Note 26:Stated share capital.
On 29 June 2021, the 8.3% shareholding held by non-controlling shareholders in Platinum Mile was repurchased for a consideration of R128 million see –Consolidated financial statements–Notes to the consolidated financial statements–Note 27: Non-controlling interests.
Given surplus liquidity within the Group and in line with the Group’s capital allocation framework, it elected to redeem the 2022 Notes on 2 August 2021 for an amount of US$355.8 million, which were also settled on 2 August 2021. During December 2021, the Group also elected to early redeem the 2025 Notes for an amount of US$370.2 million, which were settled on 6 December 2021 including an early settlement premium of R196 million recognised in profit or loss. For additional information see –Consolidated financial statements–Notes to the consolidated financial statements–Note 28.4: 2022 and 2025 Notes.
On 16 November 2021 the Group completed a two-tranche corporate bond offering 4.0% Notes (US$675 million) due 16 November 2026 (the 2026 Notes) and 4.5% Notes (US$525 million) due 16 November 2029 (the 2029 Notes) (together the 2026 and 2029 Notes). The proceeds were applied towards the early redemption of the 2025 Notes and will also be applied for general corporate purposes, including advancing the Group’s green metals strategy through investments and accretive acquisitions. The bonds were issued through the Group's wholly-owned subsidiary Stillwater Mining Company. For additional information see –Consolidated financial statements–Notes to the consolidated financial statements–Note 28.5: 2026 and 2029 Notes.
During October 2020 the US$383.8 million convertible bond was settled through cash (R13 million) and the issue of shares (R12,573 million) see –Consolidated financial statements–Notes to the consolidated financial statements–Note 28.6: US$ Convertible Bond.
Net increase in cash and cash equivalents
As a result of the above, net cash and cash equivalents (excluding the effect of exchange rate fluctuations on cash held) increased by R9,344 million in 2021 compared with an increase of R14,969 million in 2020.
Total Group cash and cash equivalents amounted to R30,292 million at 31 December 2021 (2020: R20,240 million).
Statement of financial position

Borrowings
Total borrowings (short- and long-term) excluding R1,507 million (2020: R1,263 million) attributable to Burnstone, which has no recourse to Sibanye-Stillwater’s balance sheet, increased to R18,791 million at 31 December 2021 from R17,119 million at 31 December 2020.
AFR - 26

Management’s discussion and analysis of the financial statements continued
During the 2021 year borrowings decreased with loans repaid of R20,252 million following repayments on the US$600 million revolving credit facility (RCF) (R7,728 million), redemption of both the 2022 and 2025 Notes for an amount of US$355.8 million and US$370.2 million, respectively (R10,840 million) and settlement of other borrowings (R1,684 million). Borrowings increased with loans raised of R20,622 million during the 2021 year, following drawdowns on the US$600 million RCF (R703 million), issue of a two-tranche corporate bond offering on 16 November 2021 which comprised the 2026 and 2029 Notes (R18,208 million) and other borrowings raised (R1,711 million).
At 31 December 2021, Sibanye-Stillwater had committed undrawn facilities of R15,749 million (31 December 2020: R7,336 million) available under the US$600 million RCF and R5.5 billion RCF.
For a description of borrowings, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 28: Borrowings and derivative financial instrument.
Working capital and going concern assessment
For the year ended 31 December 2021, the Group realised a profit of R33,796 million (31 December 2020: R30,622 million, 31 December 2019: profit of R433 million). As at 31 December 2021, the Group’s current assets exceeded its current liabilities by R44,290 million (31 December 2020: R34,756 million, 31 December 2019: R11,836 million) and the Group’s total assets exceeded its total liabilities by R81,345 million (31 December 2020: R70,716 million, 31 December 2019: R31,138million). During the year ended 31 December 2021 the Group generated net cash from operating activities of R32,256 million (31 December 2020: R27,151 million, 31 December 2019: R9,463 million).
The Group had committed undrawn debt facilities of R15,749 million at 31 December 2021 (31 December 2020: R7,336 million, 31 December 2019: R5,688 million) and cash balances of R30,292 million (31 December 2020: R20,240 million, 31 December 2019: R5,619 million). The 2022 Notes, contractually due to be settled on 27 June 2022, were early settled on 2 August 2021 for the nominal value of US$354 million (R5,123 million). The 2025 Notes, were refinanced and upsized into a new bond issue on 16 November 2021, see –Consolidated financial statements–Notes to the consolidated financial statements–Note28.5 US$ Convertible Bond, securing reduced cost of debt, longer financing tenors and enhancing liquidity. The most immediate debt maturities are the US$600 million USD RCF maturing in April 2023 and the R5.5 billion ZAR RCF maturing in November 2024.
The Group’s leverage ratio (net (cash)/debt to adjusted EBITDA) as at 31 December 2021 was (0.2):1 (31 December 2020 was (0.1):1, 31 December 2019 was 1.4:1) and its interest coverage ratio (adjusted EBITDA to net finance (income)/charges) was (5,281:1) (31 December 2020 was 80:1, 31 December 2019 was 7:1). Both considerably better than the maximum permitted leverage ratio of at most 2.5:1 (up to 31 December 2019: 3.5:1); and minimum required interest coverage ratio of 4.0:1, calculated on a quarterly basis, required under the US$600 million RCF and the R5.5 billion RCF. With the available RCF’s collectively 100% unutilised at 31 December 2021, high level of available cash balances and the Group’s strong liquidity position, no imminent refinancing of debt is required.
Notwithstanding the exceptionally strong liquidity position and good financial outlook, the Group could also, if necessary, consider options to increase funding flexibility which may include, amongst others, additional loan facilities or debt capital market issuances, streaming facilities, prepayment facilities or, in the event that other options are not deemed preferable or achievable by the Board, an equity capital raise. The Group could also, with lender approval, request covenant amendments or restructure facilities. During past adversity, management had successfully implemented similar actions.
Management believes that the cash forecasted to be generated by operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due. The consolidated financial statements for the year ended 31 December 2021, therefore, have been prepared on a going concern basis.
Off balance sheet arrangements and contractual commitments
At 31 December 2021, Sibanye-Stillwater had no off balance sheet items. For a description of Sibanye-Stillwater’s contractual commitments, see the following notes to the consolidated financial statements:

Contractual commitments	Note to the consolidated financial statements
Environmental rehabilitation obligation	30 - Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	31 - Occupational healthcare obligation
Commercial commitments	37 - Commitments
Contingent liabilities	38 - Contingent liabilities
Debt
- capital	28 - Borrowings and derivative financial instrument
- interest	28 - Borrowings and derivative financial instrument
Leases	29 - Lease liabilities
These contractual commitments for expenditure will be met from internal cash flow and, to the extent necessary, from the existing facilities.
Critical accounting policies and estimates
Sibanye-Stillwater’s significant accounting policies are fully described in the various notes to its consolidated financial statements. Some of the Group’s accounting policies require the application of significant judgements and estimates by management that can affect the amounts reported in the consolidated financial statements.
AFR - 27

Management’s discussion and analysis of the financial statements continued
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
For Sibanye-Stillwater’s significant accounting policies that are subject to significant judgements, estimates and assumptions, see the following notes to the consolidated financial statements:

Significant accounting policy	Note to the consolidated financial statements
Revenue	3 - Revenue
Cash-settled share-based payment obligation	6 - Share-based payments
Royalties, mining and income tax, and deferred tax	11 - Royalties, mining and income tax, and deferred tax
Property, plant and equipment	14 - Property, plant and equipment
Business combinations	16 - Acquisitions
Goodwill	17 - Goodwill
Equity-accounted investments	18 - Equity-accounted investments
Other receivables and other payables	22 - Other receivables and other payables
Inventories	23 - Inventories
Borrowings and derivative financial instrument	28 - Borrowings and derivative financial instrument
Environmental rehabilitation obligation	30 - Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	31 - Occupational healthcare obligation
Deferred revenue	32 - Deferred revenue
Contingent liabilities	38 - Contingent liabilities
AFR - 28

Statement of responsibility by the Board of directors
The directors are responsible for the preparation and fair presentation of the consolidated annual financial statements of Sibanye-Stillwater, comprising the consolidated statement of financial position as at 31 December 2021, and consolidated income statement and consolidated statements of other comprehensive income, changes in equity and cash flows for the year then ended, and the notes to the consolidated financial statements, which include a summary of significant accounting policies, and other explanatory notes, in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), the South African Institute of Chartered Accountants Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act, 71 of 2008 (the Companies Act) and the JSE Listings Requirements.
In addition, the directors are responsible for preparing the directors’ report.
The directors consider that, in preparing the consolidated financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all IFRS standards that they consider to be applicable have been complied with for the financial year ended 31 December 2021. The directors are satisfied that the information contained in the consolidated financial statements fairly presents the results of operations for the year and the financial position of the Group at year end. The directors are responsible for the information included in the annual financial report, and are responsible for both its accuracy and its consistency with the consolidated annual financial statements.
The directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the Group to enable the directors to ensure that the consolidated annual financial statements comply with the relevant legislation.
The Group operated in a well-established control environment, which is well documented and regularly reviewed. This incorporates risk management and internal control procedures, which are designed to provide reasonable assurance that assets are safeguarded and that the material risks facing the business are being controlled.
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
The consolidated annual financial statements were approved by the Board of Directors and are signed on its behalf by:

Neal Froneman	Charl Keyter
Chief Executive Officer	Chief Financial Officer
22 April 2022

AFR - 29

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
22 April 2022

AFR - 30

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
The Audit Committee consisted of seven independent non-executive directors for the period from 1 January 2021 to 31 December 2021. For membership, see –Accountability–Directors’ report–Directorate–Composition of the Board and sub-committees.
The Board believes that the members collectively possess the knowledge and experience to supervise Sibanye-Stillwater’s financial management, internal and external auditors, the quality of Sibanye-Stillwater’s financial controls, the preparation and evaluation of Sibanye- Stillwater’s audited consolidated financial statements and Sibanye-Stillwater’s periodic financial reporting.
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
Responsibility
It is the duty of the Audit Committee, inter alia, to monitor and review on a Company and Group (Company, Group or Company and Group) basis:
•the effectiveness of the internal audit function and by extension, the effectiveness of Group internal controls, see – Internal Audit (below)
•external auditor suitability and recommendation for appointment, see – Auditor suitability review (below)
•external auditor independence and fees, see – Auditor independence and fees (below)
•reports of both internal and external auditors
•evaluation of the expertise and experience of the Chief Financial Officer (CFO)
•financial reporting systems and ensure that Group reporting procedures are functioning properly
•the governance of information technology (IT) and the effectiveness of the Group’s information systems
•interim results and report (Interim Report), quarterly operating reports, company and consolidated annual financial statements (Audited AFS) and all other widely distributed financial documents
•the Form 20-F filing with the SEC
•accounting policies of the Company and Group and proposed revisions
•compliance with applicable legislation, requirements of appropriate regulatory authorities and Sibanye-Stillwater’s Code of Ethics
•policies and procedures for preventing and detecting fraud
•the integrity of the content of the Interim Report, Audited AFS and the integrated annual report and associated reports (IAR) and then recommending same to the Board for approval
Access and meetings
Internal and external auditors have unrestricted access to the Audit Committee, the Audit Committee Chairman and the Chairman of the Board, ensuring that auditors are able to maintain their independence. Both the internal and external auditors report at Audit Committee meetings. The Audit Committee meets with internal audit and the SOX division on a quarterly basis without other invitees being present and the Audit committee Chairman meets with the external auditors on a quarterly basis without other invitees being present. Management attend Audit Committee meetings by invitation.
Annual financial statements
The Committee has reviewed and is satisfied that the consolidated Audited AFS, including accounting policies, are appropriate and comply with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), the South African Institute of Chartered Accountants (SAICA) Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the Companies Act, JSE LR and the requirements of the SEC.
The significant audit and accounting matters in respect of the Group considered by the Committee during the financial year were:
•the physical quantities of Western Platinum Proprietary Limited’s (WPL) Platinum Group Metals (PGM) in process
•the impairment assessment of property, plant and equipment, right-of-use assets, goodwill arising from business combinations, and equity-accounted investments
•the accounting implications of restructuring the broad-based black economic empowerment (B-BBEE) structure in relation to WPL and Eastern Platinum Proprietary Limited (EPL) (collectively referred to as Marikana)
The above matters were addressed by management and by the Audit Committee on review basis are as follows:
AFR - 31

Report of the audit committee continued

The physical quantities of WPL’s Platinum Group Metals (PGMs) in process
For the year ended 31 December 2021, management determined the physical quantities of PGMs in process at WPL as follows:
•performed physical inventory counts at the metal processing areas, attended by management and a management appointed third party metallurgical specialist
•determined an allowance for estimation uncertainty depending on the degree to which the nature and state of material allows for accurate measurement and sampling
•reconciled quantities per the physical inventory count to theoretical inventory quantities and adjust to physical inventory quantities
•performed a mass balance reconciliation of inventory from the beginning of the year to the closing balance of inventory
Management determined that the PGMs in process are accurate and exist at 31 December 2021. Significant accounting judgements and estimates are appropriately disclosed in note 23 to the consolidated Audited AFS.

The impairment assessment of property, plant and equipment, right-of-use assets, goodwill arising from business combinations, and equity-accounted investments
For the year ended 31 December 2021, management performed an impairment assessment over the property, plant and equipment, right-of-use assets, goodwill and equity-accounted investments as follows:
•assessed whether there is an indication, based on either internal or external sources of information, that an asset or cash-generating unit (CGU) may be impaired
•where indications of impairment were identified or the CGU has allocated goodwill, calculated the recoverable amount of the CGU, based on expected discounted net forecast cash flows arising from the expected mining of the ore reserves
•considered the excess of recoverable amount over the carrying value for each CGU
Management concluded that the carrying value of property, plant and equipment and right-of-use assets included in the Driefontein, Kloof and Beatrix CGUs exceed their estimated recoverable amounts. As disclosed in note 10 to the consolidated Audited AFS, impairment losses of R212 million, R3,642 million and R1,293 million were recognised for Driefontein, Kloof and Beatrix, respectively.

The accounting implications of restructuring the B-BBEE structure in relation to Marikana
For the year ended 31 December 2021, management considered the accounting impacts of the Marikana B-BBEE restructure as follows:
•determined whether the obligations to pay dividends as created by the revised shareholders’ agreements result in obligations for the Group
•assessed the appropriateness of eliminating on consolidation the dividend obligations payable to entities controlled by the Group
•determined the nature of the obligations to pay dividends
•at the effective date of the restructure and subsequent measurement periods determined the appropriate valuation methodology
Management determined that the dividend obligations created by the shareholders’ agreements result in, depending on its nature, cash settled share-based payment obligations under IFRS 2 Share-based Payment (IFRS 2) and financial liabilities under IFRS 9 Financial Instruments (IFRS 9). Management concluded that the dividend obligations payable to entities controlled by the Group should eliminate on consolidation. The dividend obligations were valued in terms of discounted free cash flow models derived from the Marikana life-of-mine free cash flow models. As disclosed in note 6.6 to the consolidated Audited AFS, at the effective date the Group recognised an IFRS 2 obligation and IFRS 9 financial liability of R404 million and R1,146 million, respectively.

External Auditor suitability review
In terms of section 90(1) of the Companies Act, each year at its annual general meeting (AGM), the Company must appoint an external audit firm and designated individual partner in compliance with the requirements of the Companies Act and the JSE LR, respectively.
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
The Auditor Suitability Review performed by the Audit Committee included an examination and review of:
•the results of the most recent Independent Regulatory Board for Auditors (IRBA) inspections of Ernst & Young Inc., including the responses of the firm on observations / findings on the firm and on selected audit files raised by IRBA
AFR - 32

Report of the audit committee continued
•the results of the most recent IRBA inspection of the designated individual auditor
•a summary of the audit firms ISQC 1 internal inspection process and the process to analyse and conclude on the results of the internal inspection (Internal Quality Review)
•a summary of the outcome of the designated individual partner’s latest Internal Quality Review
•the results of the most recent Public Company Accounting Oversight Board (PCAOB) inspection review of Ernst & Young Inc.
•a summary and results of all legal and disciplinary proceedings concluded within the past seven years, which were instituted in terms of any legislation or by any professional body of which the audit firm and/or designated individual auditor are a member or regulator to whom they are accountable, including where the matter is settled by consent order or payment of a fine
The Audit Committee has satisfied itself that both Ernst & Young Inc. and Lance Ian Neame Tomlinson are accredited in terms of the JSE LR. Based on the results of the Auditor Suitability Review and a review of the independence of Ernst & Young Inc. and the designated individual audit partner, the Audit Committee recommended to the Board that Ernst & Young Inc. be re-appointed as the auditors of the Company and that Lance Ian Neame Tomlinson be reappointed as the designated individual partner. The Board concurred with the recommendation.
Auditor independence and fees
The Audit Committee is also responsible for determining that the external audit firm and designated individual audit partner have the necessary independence, experience, qualifications and skills, and that audit and other fees are reviewed and approved.
The Audit Committee has reviewed and assessed the independence of the external auditor, that has confirmed in writing that the criteria for independence, as set out in the rules of IRBA, the PCAOB, and other relevant international bodies, have been followed. The Audit Committee is satisfied that Ernst & Young Inc. is independent of the Company and Group. The following aggregate audit fees, audit-related fees, tax fees and all other fees were approved by the Audit Committee and billed by the Group’s external auditors for 2021, 2020 and 2019 as follows:

Figures in million - SA rand	2021	2020	2019
Audit fees[1]	65.0	58.5	53.7
Audit-related fees[2]	5.3	0.6	1.0
Tax fees[3]	0.5	—	0.2
All other fees[4]	5.6	—	—
Total	76.4	59.1	54.9
1 Audit fees consist of the aggregate fees billed for the annual audit of Sibanye-Stillwater’s respective Company and Group consolidated financial statements, audit of the Group’s internal controls over financial reporting in accordance with section 404 of the Sarbanes-Oxley Act (SOX Act) and the audit of statutory financial statements of the Company’s subsidiaries, including fees billed for assurance and related services that are reasonably related to the performance of the audit or reviews of the Company’s financial statements that are services that only an external auditor can reasonably provide. The 2021 audit fees include an inflationary increase and fees for the review of the interim results for the six months ended 30 June 2021 and 2020, respectively. The interim results for the six months ended 30 June 2020 was reviewed during 2021 for the purpose of issuing comfort letters associated with the 2026 and 2029 Notes offering.
2 Audit-related fees consist of the aggregate fees billed in each fiscal year for factual findings reports and the review of documents filed with regulatory authorities, including issuing of comfort letters for debt offerings
3 Tax fees include the aggregate fees billed in each fiscal year for tax compliance, tax advice, tax planning and other tax-related services
4 All other fees consist of the aggregate fees billed in each fiscal year for all other services not included under audit fees, audit related fees or tax fees
The Audit Committee determines the nature and extent of non-audit services that the auditor can provide and pre-approves all permitted non-audit assignments by the Group’s external auditor. In accordance with the SEC rules regarding auditor independence, the Audit Committee has established policies and procedures for audit and non-audit services provided by the Group’s external auditor. The rules apply to Sibanye-Stillwater and it’s legally controlled unlisted subsidiaries engaging any accounting firms for audit services and the auditor who audits the accounts filed with the SEC (the Group’s independent external auditor) for permissible non-audit services. When engaging the Group’s external auditor for permissible non-audit services (audit related services, tax services, and all other services), pre-approval is obtained prior to the commencement of the services.
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
AFR - 33

Report of the audit committee continued
Internal Audit. The Audit Committee approves the annual internal audit assurance plan presented by Internal Audit and monitors progress against the plan.
Internal Audit reports deficiencies to the Audit Committee every quarter together with recommended remedial actions, which are then followed up. Internal Audit provided the Audit Committee with a written report, which assessed as adequate the internal controls over financial reporting, IT governance and the risk management process during 2021.
The Audit Committee is responsible for IT governance on behalf of the Board and reviews the report of the Vice President: Group ICT at each Audit Committee meeting.
JSE LR
In accordance with the JSE LR, the Audit Committee reports and confirms that it has:
•evaluated the expertise, experience and performance of the Group CFO during 2021 and is satisfied that he has the appropriate expertise and experience to carry out his duties, and is supported by qualified and competent senior staff
•ensured that the Group has established appropriate financial reporting procedures and that those procedures are operating, this included consideration of all entities consolidated into the group financial statements, ensuring that management had access to all the required financial information to allow the effective preparation and report on consolidated Audited AFS
•has performed the Auditor Suitability Review of both the current appointed external audit firm and designated individual audit partner as detailed above
•notwithstanding the provisions of Section 90(6) of the Companies Act, ensured that the proposed re-appointment of the audit firm and designated individual partner is presented and included as a resolution in the notice of annual general meeting pursuant to Section 61(8) of the Companies Act
•ensured that the Chief Executive Officer and Chief Financial Officer have complied with the requirements of the attestation statement as per paragraph 3.84(k) of the JSE LR
Audit Committee statement
Based on information from, and discussions with, management and external auditors, the Audit Committee has no reason to believe that there were any material breakdowns in the design and operating effectiveness of internal financial controls of the Group during the year and therefore the financial records may be relied upon as the basis for preparation of the consolidated Audited AFS.
With respect to the financial year ended 31 December 2021, no material weakness was identified due to control deficiencies. Management strives to continuously improve the diligence in the identification and documentation of key controls.
The Audit Committee has considered and discussed the consolidated Audited AFS and associated reports with both management and the external auditors. During this process, the Audit Committee:
•evaluated significant judgements and reporting decisions
•determined that the going-concern basis of reporting is appropriate
•evaluated the material factors and risks that could impact on the consolidated Audited AFS
•evaluated the completeness of the financial and sustainability discussion and disclosures
•discussed the treatment of significant and unusual transactions with management and the external auditors
The Audit Committee considers that the IAR and consolidated Audited AFS comply in all material respects with all compliance requirements detailed earlier in this report. In addition, the Audit Committee considers whether the company Audited AFS comply in all material respects with all compliance requirements relevant to those financial statements (refer to the company Audited AFS which include the Report of the Audit Committee dealing with the responsibilities of the Audit Committee relevant to the Company Audited AFS). The Audit Committee recommended to the Board that the IAR and consolidated Audited AFS be adopted and approved by the Board. The Board subsequently adopted and approved the IAR and consolidated Audited AFS.

Keith Rayner CA(SA)
Chairman: Audit Committee
22 April 2022
AFR - 34

Directors’ report
The directors have pleasure in submitting this report and the consolidated annual financial statements of Sibanye-Stillwater for the year ended 31 December 2021.
Group profile and location of our operations
Sibanye-Stillwater is a multinational mining and metals processing Group with a diverse portfolio of mining and processing operations, projects and investments across five continents. The Group is one of the foremost global producers of platinum group metals (PGMs) recycled from spent automotive catalytic converters and also has interests in leading mine tailings retreatment operations.
Domiciled and with its head office in South Africa, Sibanye-Stillwater has established itself as one of the world’s largest primary producers of platinum, palladium, and rhodium and is also a top tier gold producer. It produces other PGMs, such as iridium and ruthenium, along with chrome, copper and nickel as by-products. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the sustainable circular economy by growing and diversifying its recycling and tailings reprocessing operations globally.
Americas
PGMs:
Sibanye-Stillwater wholly owns and operates PGM mining and ore beneficiation operations and mining claims (together known as the Stillwater operations) that are located in Montana, United States of America (US). These operations include the Stillwater operation, the East Boulder operation, two concentrator plants, and the surrounding PGM mining claims located near the town of Nye. The operations primarily produce palladium and platinum. In addition, the Group owns and operates the Columbus Metallurgical Complex situated in the town of Columbus, Montana, which smelts the mined material to produce PGM-rich filter cake and also serves as the base for its PGM recycling business, that recovers PGMs from recycled catalytic converters on a purchased and toll-treatment basis.
Projects:
Sibanye-Stillwater also has non-managed interests in two PGM exploration projects in Canada, namely Marathon and Denison.
Green Metals Projects:
During the 2021 year, the Company acquired a 7.12% interest in ioneer Limited (ioneer), the owner and operator of the Rhyolite Ridge Lithium project in Nevada, with an option to enter into a 50:50 JV on the project. Sibanye-Stillwater also has non-managed interests in two Copper-Gold porphyry exploration projects in Argentina, namely Altar and Rio Grande.
Southern Africa
PGMs:
The SA PGM operations consist of three managed PGM producing, underground operations (Marikana, Rustenburg and Kroondal) and related surface treatment facilities in South Africa and a 50% attributable, non-managed, underground operation in Mimosa Investments Limited (Mimosa) located in Zimbabwe. Sibanye-Stillwater also owns the Platinum Mile tailings retreatment facility adjacent to the Rustenburg operations, which recovers PGMs from the tailing streams of the Rustenburg operations.
The Rustenburg and Kroondal operations are serviced by four integrated concentrator plants, from where the concentrate is subjected to a purchase of concentrate and a toll-treatment agreement with Anglo American Platinum. The ore mined at the Marikana operations is processed through five concentrator plants, a metallurgical smelter and base metals refinery, all located on site at Marikana, and a precious metals refinery located in Brakpan. At the Rustenburg, Kroondal and Marikana operations, chrome concentrate is extracted as a by-product from concentrator tailings.
PGM Projects:
Sibanye-Stillwater also has interests in three PGM exploration projects in Southern Africa, namely Akanani, Limpopo and Blue Ridge.
GOLD:
The gold operations consists of four managed, gold producing, underground and surface operations in South Africa, namely the Kloof, Driefontein and Cooke operations in the West Wits region and the Beatrix operation in the Free State province. In addition to its mining activities, Sibanye-Stillwater owns and manages significant metallurgical processing facilities at all its operations where gold-bearing ore is treated, and gold extracted. The Burnstone project, located in Mpumalanga province, is now in the development phase. Sibanye-Stillwater also has an effective 50.49% stake in DRDGOLD Limited, which operates surface tailings retreatment facilities at the Far West Gold Recoveries operation and the ERGO Gold Recoveries operation.
Gold Projects:
The Group's wholly-owned and managed projects in the study phase include Bloemhoek, De Bron Merriespruit and Beisa. Bloemhoek and De Bron are both gold projects and Beisa is an uranium project.
Green Metal Projects:
Significant deposits of uranium are present in the historic tailings storage facilities of the Cooke Operation, as well as in the Beisa Reef at the Beatrix operation. These are considered exploration projects even though they occur within existing, operational mining rights.
Europe
Green Metal Project:
During the first quarter of 2021, Sibanye-Stillwater secured an entry into the battery metals sector through a partnership with and investment into Keliber, a leading European lithium project in Finland. The Company holds a 26.6% stake in the project, with an option to increase its shareholding to greater than 50% on completion of a definitive feasibility study.
AFR - 35

Directors’ report continued
Australia
Green Metal project:
During the fourth quarter of 2021, Sibanye-Stillwater acquired a 19.99% equity interest in New Century Resources Limited (New Century), an Australian company focussed on the economic re-treatment and rehabilitation of tailings storage facilities and which currently operates the largest tailings retreatment operation in Australia, i.e. the Century Zinc Mine in Queensland.
Financial affairs
Results for the year
The Group profit increased by 10% from R30,622 million to R33,796 million in 2021. The major source of earnings for 2021 was the SA PGM operations, which accounted for approximately 75% (2020: 59%) of Group adjusted EBITDA due to a combination of higher sales volumes which increased by 20% or 309,112 4Eoz and a 28% higher 2021 average 4E PGM basket price received of R47,066/4Eoz . The adjusted EBITDA contribution from the US PGM operations decreased by 6%, contributing 18% (2020: 26%) to Group adjusted EBITDA, mainly due to 8% lower sales volumes of mined 2E PGM following the implementation of further rail safety enhancements and operational constraints after a safety related incident during June 2021. The adjusted EBITDA contribution from the SA gold operations decreased by 34% to R5,113 million (2020: R7,771 million) mainly due to an 8% lower average rand gold price of R849,703/kg and above inflationary increases on input costs such as electricity, steel and steel related consumables. For a review of Sibanye-Stillwater’s financial performance for 2021, see –Overview–Management’s discussion and analysis of the financial statements
Dividends
Sibanye-Stillwater’s dividend policy is to return between 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on B-BBEE transaction, gain on acquisition, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of NCI, and changes in estimated deferred tax rate. Non-IFRS measure such as normalised earnings is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only, and because of its nature, normalised earnings should not be considered as a representation of financial performance under IFRS.
In line with Sibanye-Stillwater’s Capital Allocation Framework, the Board declared a final dividend of 187 (2020: 321) SA cents per share. Together with the interim dividend of 292 (2020: 50) SA cents per share, which was declared and paid, this brings the total dividend for the year ended 31 December 2021 to 479 (2020: 371) SA cents per share and this amounts to a payout of 35% (2020: 35%) of normalised earnings.
Borrowing powers
In terms of Clause 4 of the Company’s Memorandum of Incorporation, the borrowing powers of the Sibanye Stillwater Limited (the Company) are unlimited. As at 31 December 2021, the borrowings of the Group, excluding the Burnstone Debt, was R18,791 million (2020: R17,120 million), see –Consolidated financial statements–Notes to the consolidated financial statements–Note 28: Borrowings and derivative financial instrument.
Sibanye-Stillwater is subject to financial and other covenants and restrictions under its credit facilities from time to time. Such covenants may include restrictions on Sibanye-Stillwater incurring additional financial indebtedness and obligations to maintain certain financial covenant ratios for as long as any amount is outstanding under such facilities.
Events after reporting date
There were no events that could have a material impact on the financial results of the Group after 31 December 2021 up to the date on which the consolidated financial statements for the year ended 31 December 2021 were authorised for issue, other than those disclosed in the consolidated financial statements, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 40: Events after reporting date.
Working capital and going concern assessment
The consolidated financial statements have been prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors believe that the Group has adequate resources to continue as a going concern for the foreseeable future.
The directors believe that the cash generated by its operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due. The consolidated financial statements for the year ended 31 December 2021, therefore, have been prepared on a going concern basis, see –Consolidated financial statements–Notes to the consolidated financial statements– Note 36.2: Risk management activities–Liquidity risk–Working capital and going concern assessment.
Significant announcements
Establishment of Board Investment Committee and Committee appointments
On 17 February 2021, Sibanye-Stillwater announced in accordance with Section 3.59(c) of the Listings Requirements of the JSE Limited, that pursuant to good corporate governance and its strategy, Sibanye-Stillwater’s Board of Directors ("Board”) has established a Board Investment Committee (“BIC”) to discharge a pivotal role in guiding and overseeing the allocation of capital and the Company’s
AFR - 36

Directors’ report continued
investment activities. The Committee is Chaired by Mr R P Menell (Lead Independent Director) and Mr T J Cumming as the Deputy Chairman of the BIC. The BIC members comprise Mr K A Rayner, Ms S N Danson, Mr H J R Kenyon-Slaney, Mr J S Vilakazi and Ms S V Zilwa. As such, the BIC constitutes entirely of Independent Non-Executive Directors.
In addition to above, Sibanye-Stillwater announced that Ms S V Zilwa has been appointed as an additional member to the Audit, Risk and Safety and Health Committees and Mr K A Rayner as an additional member of the Nominating and Governance Committee, all these appointments were effective from 16 February 2021.
Sibanye-Stillwater re-structures the historical Lonmin black economic empowerment structure
On 14 April 2021, Sibanye-Stillwater advised that effective 13 April 2021, it has re-structured the previously highly indebted Lonmin Plc (subsequently changed to Lonmin Limited and now renamed Sibanye UK Limited) (“Lonmin”) broad-based black economic empowerment (“B-BBEE”) structure in relation to Western Platinum Proprietary Limited (“WPL”) and Eastern Platinum Limited (“EPL”) (WPL and EPL hereinafter collectively referred to as “Marikana”), with a view to ensuring the sustainability of the B-BBEE shareholding in Marikana and facilitating the realisation of value to the B-BBEE shareholders. For additional information, see –Consolidated financial statements–Notes to the consolidated financial statements– Note 6.6: Marikana B-BBEE cash-settled share-based payment obligation.
Sibanye-Stillwater announces share buy-back program
On 1 June 2021, Sibanye-Stillwater advised that it will be implementing an on-market repurchase of up to, but not exceeding, 5% of its ordinary shares in issue as at 31 May 2021 (the “buy-back program”). The buy-back program was consequential to the successful financial deleveraging and resumption of industry leading dividend payments by the Group during 2020 and is consistent with the strategic capital allocation framework approved by the Board in February 2021. The Group’s capital allocation framework for 2021 prioritises investing in operational sustainability, maintaining appropriate cash reserves, paying industry leading dividends and prudent debt management.
The announcement indicated that the Board considers the repurchase of our undervalued shares in the market as the most appropriate and value enhancing allocation of surplus capital at that stage, to ensure ongoing delivery of superior returns to shareholders. It was advised that the buy-back program is complementary to and will not compromise our industry leading dividend or other capital allocation priorities.
In accordance with paragraph 5.72(h) of the JSE Listings Requirements, Sibanye-Stillwater advised that it has appointed Morgan Stanley, as independent third party, to conduct the buy-back programme, and Morgan Stanley will make investment decisions in relation to the Company's shares independently of, and uninfluenced by, the Company, during the buy-back period. Shares repurchased by the Company in terms of the buy-back programme will be cancelled from the Company's issued share capital.
On 13 September 2021, Sibanye-Stillwater advised that in terms of paragraph 11.27 of the Listings Requirements, that at the close of business on 10 September 2021, it had, in a series of unrelated transactions, cumulatively repurchased c.3% or 90,206,710 ordinary shares, in accordance with the general authority granted by shareholders at the Company’s annual general meeting held on 25 May 2021 (“AGM”).
On 5 October 2021, Sibanye-Stillwater announced that it had successfully concluded the on-market repurchase of its ordinary shares up to, but not exceeding, 5% of its ordinary shares in issue, in accordance with the general authority granted by shareholders at the AGM. For additional information, see –Consolidated financial statements–Notes to the consolidated financial statements– Note 26: Stated share capital.
Notification of early redemption of Sibanye-Stillwater’s 2022 bonds
On 2 July 2021, Sibanye-Stillwater advised that in line with its capital allocation framework it has elected to redeem its US$353,670,000 June 2022 Bonds (the Bonds) on 02 August 2021 (the Redemption Date). The redemption will be done through its wholly owned subsidiary, Stillwater Mining Company (SMC) and the redemption price is 100 % of the principal amount of the Bonds, plus accrued and unpaid interest on the Bonds up to, but excluding, the Redemption Date, amounting to US$355,776,055.73 (US$1,005.954861 per US$1,000 stated principal amount of Bonds).
The 2022 Bonds were issued by SMC for an aggregate nominal value of US$500,000,000 on 27 June 2017, with a maturity date of 27 June 2022. The issued nominal value was reduced to US$353,670,000 in September 2018, following a partial repurchase of the Bonds. Given surplus liquidity within the Group the Bonds were settled in full. For additional information, see –Consolidated financial statements–Notes to the consolidated financial statements– Note 28.4: 2022 and 2025 Notes.
Sibanye-Stillwater progresses battery metals strategy with the exclusive put option to acquire Eramet’s Sandouville nickel processing facilities
On 30 July 2021, Sibanye-Stillwater announced that it had entered into an exclusive put option agreement (“Put Option”) with French mining group Eramet SA (Eramet) for the acquisition of 100% of the Sandouville nickel hydrometallurgical processing facility, located in Normandy, France for an effective cash cost of circa €65million1(“the Transaction”). Sibanye-Stillwater advised that the share purchase agreement which had been agreed together with the Put Option would be entered into upon conclusion of the consultation process with the works council of Eramet Sandouville and thereafter the Transaction was expected to conclude by year end, subject to inter alia, the approval of the South African Reserve Bank and other regulatory approvals.
On 4 November 2021, Sibanye-Stillwater announced that following the signing of the exclusive Put Option Agreement, which was announced on 30 July 2021, the Share Purchase Agreement (SPA) was signed to acquire 100% of the Sandouville nickel hydrometallurgical processing facility from Eramet SA.
AFR - 37

Directors’ report continued
The signature of the SPA followed the successful completion of the information-consultation process with the employee representative bodies of Eramet Sandouville and Eramet, who have rendered a favourable opinion of the Transaction. The Transaction has also received the key regulatory approvals of the South African Reserve Bank and clearance from the French Foreign Investment Control Office.
On 7 February 2022, Sibanye-Stillwater announced that on 4 February 2022 it completed the acquisition of the Sandouville nickel hydrometallurgical processing facility from Eramet SA following the successful fulfilment of the conditions precedent as set out in the SPA signed on 3 November 2021. The cash cost payable on closing is approximately €85 million2. For additional information, see –Consolidated financial statements–Notes to the consolidated financial statements– Note 40.1: Sandouville acquisition.
1 Subject to closing adjustments
2 As adjusted for closing net debt and working capital
Sibanye-Stillwater and ioneer to establish a 50:50 joint venture with respect to ioneer’s US-based Rhyolite Ridge Lithium-Boron project
On 16 September 2021, Sibanye-Stillwater announced that it had reached agreement with ioneer Limited (“ioneer”) to establish a joint venture company (the “Joint Venture”) with respect to the Rhyolite Ridge Lithium-Boron Project (“Rhyolite Ridge”). Following the satisfaction of all conditions precedent, Sibanye-Stillwater will contribute US$490 million for a 50% interest in the Joint Venture, with ioneer maintaining a 50% interest and retaining the operational management responsibility for the Joint Venture.
In addition, Sibanye-Stillwater had agreed to subscribe for a strategic placement of new ordinary shares in ioneer equal to 7.1% of ioneer’s ordinary share capital post placement (“Placement Shares”), for approximately US$70 million1 (“ioneer Placement”). The Placement Shares would be issued to Sibanye-Stillwater at an issue price of A$0.655 per share, being ioneer’s 10-day VWAP as of ASX market close on 15 September 2021. The ioneer Placement was subject to (among other conditions precedent) the approval of ioneer shareholders at an Extraordinary General Meeting on 21 October 2021.
On 28 October 2021, Sibanye-Stillwater announced it had successfully completed its US$70 million2 strategic investment in ioneer following approval by ioneer’s shareholders at an Extraordinary General Meeting on 21 October 2021, with 99.9% of the votes cast in favour of the transaction, and approval from the Financial Surveillance Department of the South African Reserve Bank.
The strategic investment was completed at a price of A$0.6553 per share, equivalent to the ioneer 10-day volume weighted average price as at ASX market close on 15 September 2021. Sibanye-Stillwater now holds approximately 145.9 million fully paid ordinary shares, or 7.12%, in ioneer. For additional information, see –Consolidated financial statements–Notes to the consolidated financial statements– Note 20: Other investments.
1 Being an aggregate subscription amount of A$95.6 million and an assumed AUD/USD exchange rate of 0.7323
2 US$71.7 million at the exchange rate of AUD/USD of 0.7505 as at 27 October 2021
Sibanye-Stillwater to acquire the Santa Rita nickel mine and the Serrote copper mine in Brazil and a withdrawal of cautionary
On 25 October 2021, Sibanye-Stillwater advised its shareholders that the Company had entered into negotiations with affiliates of funds advised by Appian Capital Advisory LLP, regarding the acquisition of both the Santa Rita nickel and the Serrote copper mines, located in Brazil. If these negotiations are successfully concluded, they may have a material effect on the price of the Company’s securities. Accordingly, shareholders of Sibanye-Stillwater were advised to exercise caution when dealing in the Company’s securities until a full announcement is made.
On 26 October 2021, Sibanye-Stillwater announced that it had signed definitive purchase and sale agreements (Transaction Agreements) with affiliates of funds advised by Appian Capital Advisory LLP (Appian) to purchase 100% of both the Santa Rita nickel mine (Santa Rita) and the Serrote copper mine, located in Brazil, for a cash consideration of US$1.0 billion and a 5.0% net smelter return (NSR) royalty over potential future underground production at Santa Rita (the Transaction).
On 24 January 2022, Sibanye-Stillwater announced pursuant to the terms of the Atlantic Nickel Share Purchase Agreement (SPA), Sibanye BM Brazil (Proprietary) Limited (the "Purchaser"), a wholly owned subsidiary of Sibanye-Stillwater, had today given notice of termination of the Atlantic Nickel SPA. As the Mineração Vale Verde do Brasil Ltda (MVV) SPA is conditional on the contemporaneous closing of the Atlantic Nickel SPA, and that condition has become impossible to satisfy, the Purchaser has also today given notice of termination of the MVV SPA.
On 2 March 2022, Sibanye-Stillwater, in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, disclosed the following:
•Sibanye-Stillwater understands that Appian has made public statements concerning the Santa Rita termination that was announced to the market on 24 January 2022, in an apparent effort to disrupt the announcement of the Group’s results, and to engage in litigation via the media
•Sibanye-Stillwater rejects both Appian’s apparent strategy, and the substance of its comments. Its public characterisation of the geotechnical event experienced at Santa Rita is both superficial and wrong
•As Appian is aware, disputes arising from recent events are to be resolved by the English High Court. If Appian decides to commence proceedings, Sibanye-Stillwater shall vigorously defend its position and is confident that we will prevail
AFR - 38

Directors’ report continued
Sibanye-Stillwater also advised that it intends not to comment publicly each time Appian attempts to disrupt the public or market perception of Sibanye-Stillwater. For additional information, see –Consolidated financial statements–Notes to the consolidated financial statements– Note 40.2: Santa Rita and Serrote
Sibanye-Stillwater invests further in the circular economy as it expands its tailings retreatment exposure through a 19.99% investment in New Century Resources
On 27 October 2021, Sibanye-Stillwater announced that it had entered into investment agreements to acquire a 19.99% shareholding in New Century Resources Limited (Ticker ASX: NCZ) (New Century) through a new equity placement, and sub-underwriting of a New Century entitlement offer, for a maximum cash consideration of US$46 million1 (the Transaction). It was further advised that the Transaction is expected to be completed during December 2021, with a portion subject to approval by New Century shareholders.
On 8 December 2021, Sibanye-Stillwater announced that it holds a 19.99% equity interest in New Century Resources Limited acquired for A$61million2. This followed the overwhelming approval vote of 99.6% by the New Century shareholders at its Annual General Meeting on 30 November 2021. For additional information, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 20: Other investments.
1 Being a maximum subscription amount of A$61.39 million and at an assumed exchange rate of A$1.00/US$07517
2 Being a total subscription amount of A$60.88 million, equal to US$42.8 million at an assumed exchange rate of AUD/USD of (0.70 at 6 December 2021) and equivalent to 26.185 million shares at a share price of A$2.325 per share (post a 1 for 15 share consolidation completed by New Century on 6 December 2021)
Sibanye-Stillwater prices an oversubscribed, dual tranche US$1.2 billion Senior Notes offering
On 10 November 2021, Sibanye-Stillwater reported that it has priced an upsized US$1.2 billion senior notes offering (“New Bonds”). The New Bonds will be issued through the Group’s wholly owned subsidiary, Stillwater Mining Company (“SMC”). The offering is subject to customary closing conditions, and the settlement was expected to occur on or around 16 November 2021.
The New Bonds comprise two tranches: a US$675 million 5 year (non-call 2) tranche that will carry a 4.000% per annum coupon and a US$525 million 8 year (non-call 4) tranche that will carry a 4.500% per annum coupon.
Sibanye-Stillwater advised that the net proceeds of the New Bonds will be used to redeem the 2025 Notes (as defined below), as well as for general corporate purposes, including advancing the Group’s green metals strategy through investments and accretive acquisitions to improve earnings diversification. For additional information, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 28.5: 2026 and 2029 Notes.
Sibanye-Stillwater has concurrently elected to issue a notice of redemption for SMC’s US$346,919,000 June 2025 Notes (“2025 Notes”) on 6 December 2021 (“Redemption Date”). The redemption price was 103.5625% of the principal amount of the 2025 Notes, plus accrued and unpaid interest on the 2025 Notes up to, but excluding, the Redemption Date, amounting to US$370,195,096.66 (US$1,067.093750 per US$1,000 stated principal amount of the 2025 Notes). For additional information, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 28.4: 2022 and 2025 Notes.
Sibanye-Stillwater to assume full ownership of Kroondal, doubling its life of mine
On 31 January 2022, Sibanye-Stillwater announced that it had entered into an agreement with Rustenburg Platinum Mines Limited, a subsidiary of Anglo American Platinum Limited, through its subsidiary, Sibanye Rustenburg Platinum Mines Limited (“Rustenburg operation”), which will result in the Rustenburg operation assuming full ownership of the low cost, mechanised Kroondal operation. This transaction will facilitate the life of the Kroondal operation being extended to 2029 and ensure significant value creation for all stakeholders. For additional information, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 40.4: Kroondal transaction.
Sibanye-Stillwater secures inflation linked wage agreement at its East Boulder mine through to July 2024
On 23 February 2022, Sibanye-Stillwater announced that it had successfully ratified a new collective bargaining agreement, effective 16 February 2022 through to 31 July 2024, with the United Steel Workers International Union (USW) at its East Boulder mine in Montana in the United States.
The contract covers a broad range of terms including average annual wage increases of 2.5% in 2022, 3% in 2023 and 3% in 2024. In addition to the base increase in 2022, an increase to benefits and incentive has been agreed, which will result in an effective average increase of 5.4% for 2022 if all safety and quality deliverables are fully met. This settlement amounts to an annual average increase of 3.8% per year for the next 3 years, which compares favourably with US inflation rates.
Sibanye-Stillwater receives strike notice from NUM and AMCU
On 8 March 2022, Sibanye-Stillwater advised that it had received notice from the Association of Mineworkers and Construction Union (AMCU) and the National Union of Mineworkers (NUM) that the unions intend to embark on protected strike action at Sibanye- Stillwater’s South African (SA) gold operations, from the evening shift on Wednesday, 9 March 2022.

AFR - 39

Directors’ report continued
Directorate

Name	Position	Date appointed
Vincent Maphai[1]	Chairman and independent non-executive director	24 February 2020
Neal Froneman[1]	Chief Executive Officer	24 February 2020
Charl Keyter[1]	Chief Financial Officer	24 February 2020
Elaine Dorward-King	Independent non-executive director	27 March 2020
Harry Kenyon-Slaney[1]	Independent non-executive director	24 February 2020
Jeremiah Vilakazi[1]	Independent non-executive director	24 February 2020
Keith Rayner[1]	Independent non-executive director	24 February 2020
Nkosemntu Nika[1]	Independent non-executive director	24 February 2020
Richard Menell[1]	Lead Independent and non-executive director	24 February 2020
Savannah Danson[1]	Independent non-executive director	24 February 2020
Susan van der Merwe[1]	Independent non-executive director	24 February 2020
Timothy Cumming[1]	Independent non-executive director	24 February 2020
Sindiswa Zilwa[2]	Independent non-executive director	01 January 2021
1 Director appointed to the Board of Sibanye Stillwater Limited on 24 February 2020 pursuant to the scheme of arrangement between Sibanye Gold Limited and Sibanye Stillwater Limited, which was implemented on the same day. On the date of implementing the scheme of arrangement, the existing directors of Sibanye Stillwater Limited resigned and the directors of Sibanye Gold Limited were appointed to the board of Sibanye Stillwater Limited
2 Sindiswa Victoria Zilwa was appointed as an Independent non-executive director of the Group with effect from 1 January 2021. Sindiswa is a Chartered Accountant by profession and an expert in the areas of accounting, auditing and business management. Sindiswa is also a Chartered Director (SA) and has vast experience as a director in both the public and private sectors. She currently serves as a non-executive director of Cell C Limited, Discovery Group, Gijima Group, Massmart Limited, Metrofile Limited, Mercedes-Benz South Africa Limited and Tourvest Group
Rotation of directors
Directors retiring in terms of the Company’s Memorandum of Incorporation (MOI) are Neal Froneman, Susan van der Merwe, Savannah Danson, and Harry Kenyon-Slaney. All the directors are eligible and offer themselves for re-election.
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
For related party information, see –Consolidated financial statements–Notes to the consolidated financial statements – Note 39: Related-party transactions.
Subsidiary companies
For details of major subsidiary companies in which the Company has a direct or indirect interest, see –Consolidated financial statements–Notes to the consolidated financial statements–Note 1.3: Consolidation.

Special resolutions passed by subsidiary companies
The following special resolutions were passed by subsidiary companies during the year ended 31 December 2021:
1.Special resolution passed by a subsidiary company
Special resolution passed by the shareholders of the subsidiary companies listed below, approving that the directors of the company may at any time and from time to time during the two years from the passing hereof authorise the company, in terms of and subject to the provisions of section 45(3)(b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the directors may determine.
•Newshelf 1335 Proprietary Limited
•Hoedspruit Platinum Holdings Proprietary Limited
•Sibanye Rustenburg Platinum Mines Proprietary Limited
•Eastern Platinum Proprietary Limited
•Western Platinum Proprietary Limited

2.Special resolutions passed by various subsidiaries
AFR - 40

Directors’ report continued
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
•Ezulwini Mining Company Proprietary Limited
•K2013164354 Proprietary Limited
•M Janse van Rensburg Proprietary Limited
•Milen Mining Proprietary Limited
•Puma Gold Proprietary Limited
•Sibanye Gold Academy Proprietary Limited
•Sibanye Gold Eastern Operations Proprietary Limited
•Sibanye Gold Protection Services Limited
•Sibanye Gold Shared Services Proprietary Limited
•Sibanye Solar PV Proprietary Limited
•Witwatersrand Consolidated Gold Resources Proprietary Limited
•Witwatersrand Deep Investments Proprietary Limited
•Kroondal Operations Proprietary Limited
•Kroondal Operations Corporate Services Proprietary Limited
•Magaliesburg Properties Proprietary Limited
•Platinum Mile Resources Proprietary Limited
•Ridge Mining Proprietary Limited
•Ridge Mining Services Proprietary Limited
•Rustenburg Eastern Operations Proprietary Limited
•Sibanye Platinum Bermuda Proprietary Limited
•Sibanye Platinum International Holdings Proprietary Limited
•Sibanye Platinum Proprietary Limited
•Braggite Resources Proprietary Limited
•Everest Platinum Mines Proprietary Limited
•Hoedspruit Platinum Exploration Proprietary Limited
•Magaliesburg Properties Proprietary Limited
•Southern Era Mining and Exploration South Africa Proprietary Limited
•Afriore Proprietary Limited
•Kwagga Gold Proprietary Limited
•Messina Proprietary Limited
•Messina Platinum Mines Proprietary Limited
•Vlakfontein Nickel Proprietary Limited

Litigation
Arbitration case Redpath USA Corporation versus Stillwater Mining Company
IIn 2015, Redpath USA Corporation (the Contractor) was hired by the Stillwater Mining Company (the Company) to advance the Benbow decline as part of the Blitz project. During November 2019 the Contractor filed a claim wherein it raised a dispute over additional and rework costs of establishing a decline at the Stillwater Mine after drilling errors caused a water inundation that required significant remediation. The Contractor assumed the additional costs and was seeking to recover those costs, in an amount of approximately US$20 million, from the Company. After engaging outside counsel and based on the terms of the contract that supports the Company’s position, management believed the Contractor’s claim was without merit and disputed the arbitration demand claim in the legal documents served on the Contractor. Although an arbitration hearing was scheduled for May 2022, the Contractor and the Company has subsequent to the reporting date agreed to settle the dispute at no cost to the Company.

Company Secretary
Lerato Matlosa was appointed Company Secretary of Sibanye-Stillwater with effect from 1 June 2018.
Auditors
The Audit Committee has recommended to the Board that Ernst & Young Inc. continues in office in accordance with section 90(1) of the Companies Act and in terms of the JSE Listings Requirements, subject to shareholders approving the resolution at the next annual general meeting. For additional information see –Accountability–Report of the Audit Committee–External Auditor suitability review.
AFR - 41

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Sibanye Stillwater Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Sibanye Stillwater Limited (the Company) as of 31 December 2021, 2020, and 2019, the related consolidated income statements, statements of other comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2021, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 22 April 2022 expressed an unqualified opinion thereon.
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

Impairment testing of Driefontein, Kloof and Beatrix Cash Generating Units (CGUs)
Description of the Matter
As described in Note 10, 14 and 15 to the consolidated financial statements, Driefontein, Kloof and Beatrix mining assets (‘SA gold operations CGUs’) have carrying values of R3,905m, R2,815m and R210m, respectively, and include mine development and infrastructure costs, mine plant facilities and right of use assets. For the purpose of assessing impairment of mining assets, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating units or CGUs), which generally for the Group, represents an individual operating mine, including mines which are part of a larger mine complex Impairment indicators were identified for the above-mentioned SA gold operations CGUs and an aggregate impairment loss of R 5,148m relating to the mining assets and right of use assets of these SA gold operations CGUs was recognised for the year ended 31 December 2021.
In determining the recoverable amount of the SA gold operations CGUs, management used a value in use calculation, which is the future cash flows expected to be derived from each SA gold operations CGU over its life-of-mine discounted to a present value. Auditing management’s impairment assessments was complex and judgmental due to the significant estimation applied by management in determining the recoverable amount, which is sensitive to the underlying significant assumptions to the future cash flows and the effect changes in these assumptions would have on the recoverable amounts. The estimated cash flows are sensitive to changes in significant assumptions such as discount rate, future commodity prices, foreign currency exchange rates, and life-of-mine plans. The life-of-mine plans include projected operating cash flows and stay in business capital expenditures, based on reserves and estimates of future production. These significant assumptions are forward-looking and could be affected by future economic, operating and market conditions. In addition, significant judgment and specialised industry knowledge were required to assess management's estimate of the SA gold operating CGU reserves used in the life-of-mine plans.

AFR - 42

How We Addressed the Matter In Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s CGU impairment assessment process. For example, we tested the controls over management’s review of the significant assumptions used in determining the recoverable amount.
To test the recoverable amounts of the SA gold operating CGUs, our audit procedures included, among others, an assessment of the methodologies applied in the cash flow models against the requirements of IAS 36, Impairment of Assets. We inquired of management and assessed the consistency of the Company’s calculation and method in relation to the prior year. We involved our valuation specialists to assist in our evaluation of significant assumptions such as the discount rates by calculating an independent range using available market information and comparing it against management’s discount rates. We also performed independent sensitivity analyses on discount rates to determine how that would impact the recoverable amounts. In addition, our valuation specialists assisted in evaluating future commodity price assumptions, and foreign currency exchange rates, comparing them against observable market data and current industry and economic forecasts. We compared the projected operating cash flows and stay in business capital expenditures movements included in the life of mine plan against historical trends. We also performed trend analyses to evaluate the correlation of future production against both projected operating cost and capital expenditures. We involved our mining technical specialists for certain SA gold operating CGU’s to analyse management’s reserve estimation procedures and evaluate the application of their methodology and primary inputs into the reserve estimation in the context of industry practices and the regulatory reserves reporting requirements.
We assessed the adequacy of the Company’s disclosures in the consolidated financial statements over the SA gold operations CGU’s, including the description of the estimates and judgements used in impairment testing and indicators leading to impairment.

Physical quantities of Marikana’s Platinum Group Metals (PGM) inventory in process
Description of the Matter
As described in Note 23 to the consolidated financial statements, PGM inventory in process is weighed and assayed on a sample basis to determine the metal content and how this is split by metal. Measurement of the physical quantities is complex and requires significant estimation. Specifically, determining the metal content contained in PGM inventory in process requires estimation by metallurgical specialists. Only the Marikana operations process their own refined metal inventory, and Marikana’s PGM inventory in process amounted to R6,715m as of 31 December 2021.
The audit of the physical quantities of Marikana’s PGM inventory in process is complex due to the highly technical nature of the process and the specialized knowledge required to evaluate the results. To determine the metal content and composition of the metals the Company samples inventory through assays. The accuracy of the mass and assay results can vary significantly depending on the nature of the vessel in which the materials are contained and the state of the conversion of material. There is inherent uncertainty in the sampling and assays which could impact the valuation of PGM inventory in process at year end.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s measurement of the physical quantities of Marikana’s PGM inventory in process. For example, we tested the controls over management’s review of inventory movement reconciliations performed and assay sample data and assay results.
To test the Company’s physical quantity of PGM inventory in process at the Marikana operations, our audit procedures included, among others, an evaluation of the Company’s estimation process and the data used by the Company from the assay results to estimate the total amount of PGM inventory in process. We, together with our metallurgical specialists, observed inventory counts at the metal inventory processing areas including management’s sampling and assaying of the carrier material. To assess the information gathered from the inventory counts, we also involved our metallurgical specialists to assist us in evaluating the adequacy of the measurements performed by the Company and the assay methodologies applied to determine the PGM inventory quantity. We assessed the accuracy of management’s adjustment to the PGM inventory in process balance resulting from the inventory counts, by comparing the adjustment to historical adjustments made by the Company. We tested the mass balance reconciliation of inventory, by agreeing the opening balance of inventory adjusted for movements during the year to the closing balance of inventory as determined by the inventory count procedures.
We assessed the adequacy of the Company’s disclosures in respect to the metal inventories, including the description of the estimates and judgements in estimating the quantity of metal inventories.

/s/ Ernst & Young Incorporated
We have served as the Company’s auditor since 2019.
Johannesburg, Republic of South Africa
22 April 2022
AFR - 43

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Sibanye Stillwater Limited
Opinion on Internal Control Over Financial Reporting
We have audited Sibanye Stillwater Limited’s internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sibanye Stillwater Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position as of 31 December 2021, the related consolidated income statement, other comprehensive income, changes in equity and the cash flows for each of the three years in the period ended 31 December 2021, and the related notes and our report dated 22 April 2022 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young Incorporated
Johannesburg, Republic of South Africa
22 April 2022
AFR - 44

Consolidated income statement
For the year ended 31 December 2021

Figures in million – SA rand	Notes	2021	2020	2019
Revenue	3	172,194	127,392	72,925
Cost of sales	4	(109,306)	(83,369)	(63,314)
Interest income	5.1	1,202	1,065	560
Finance expense	5.2	(2,496)	(3,152)	(3,303)
Share-based payment expenses	6.8	(383)	(512)	(363)
Loss on financial instruments	7	(6,279)	(2,450)	(6,015)
Gain/(loss) on foreign exchange differences		1,149	(255)	325
Share of results of equity-accounted investees after tax		1,989	1,700	721
Other costs	8.1	(3,018)	(2,727)	(2,310)
Other income	8.2	764	1,658	484
Gain on disposal of property, plant and equipment		36	99	77
(Impairments)/reversal of impairments	10	(5,148)	121	(86)
Loss on settlement of US$ Convertible Bond	28.6	—	(1,507)	—
Early redemption premium on the 2025 Notes	28.4	(196)	—	—
Occupational healthcare gain/(expense)	31	14	(52)	40
Restructuring costs	9	(107)	(436)	(1,252)
Loss on Bulk Tailings re-Treatment (BTT) early settlement	32	—	(186)	—
Transaction costs		(140)	(139)	(448)
Gain on acquisition	16.1	—	—	1,103
Profit before royalties, carbon tax and tax		50,275	37,250	(856)
Royalties	11.1	(2,714)	(1,765)	(431)
Carbon tax		(4)	(5)	(13)
Profit before tax		47,557	35,480	(1,300)
Mining and income tax	11.2	(13,761)	(4,858)	1,733
Profit for the year		33,796	30,622	433
Attributable to:
Owners of Sibanye-Stillwater		33,054	29,312	62
Non-controlling interests (NCI)		742	1,310	371
Earnings per share attributable to owners of Sibanye-Stillwater
Basic earnings per share - cents	12.1	1,140	1,074	2
Diluted earnings per share - cents	12.2	1,129	1,055	2
The accompanying notes form an integral part of these consolidated financial statements
Consolidated statement of other comprehensive income
For the year ended 31 December 2021

Figures in million – SA rand	2021	2020	2019
Profit for the year	33,796	30,622	433
Other comprehensive income, net of tax	4,635	(2,006)	(466)
Foreign currency translation[1]	3,807	(2,227)	(595)
Fair value adjustment on other investments[2]	828	221	129

Total comprehensive income	38,431	28,616	(33)
Attributable to:
Owners of Sibanye-Stillwater	37,698	27,287	(403)
Non-controlling interests	733	1,329	370
1 These gains and losses will be reclassified to profit or loss in accordance with the accounting policy in note 1.4
2 These gains and losses relate to other investments and will never be reclassified to profit or loss
The accompanying notes form an integral part of these consolidated financial statements
AFR – 45

Consolidated statement of financial position
As at 31 December 2021

Figures in million – SA rand	Notes	2021	2020		2019
Assets
Non-current assets		88,163	81,860		74,909
Property, plant and equipment	14	62,494	60,600		57,480
Right-of-use assets	15	222	296		361
Goodwill	17	7,727	7,165		6,855
Equity-accounted investments	18	7,594	5,621		4,039
Other investments	20	3,367	847		599
Environmental rehabilitation obligation funds	21	5,202	4,934		4,602
Other receivables	22.1	651	821		684
Deferred tax assets	11.3	906	1,576		289

Current assets		64,831	52,243		26,163
Inventories	23	25,080	24,952		15,503
Trade and other receivables	24	7,411	6,866		4,635
Other receivables	22.1	523	37		51
Tax receivable	11.4	1,245	148		355
Cash and cash equivalents	25	30,292	20,240		5,619
Asset held for sale	20	280	—		—

Total assets		152,994	134,103		101,072

Equity and liabilities
Equity attributable to owners of Sibanye-Stillwater		79,937	68,480		29,670
Stated share capital	26	21,647	30,150	*	—	*
Other reserves		30,332	25,570		45,104
Accumulated profit/(loss)		27,958	12,760		(15,434)
Non-controlling interests	27	1,408	2,236		1,468
Total equity		81,345	70,716		31,138

Non-current liabilities		51,108	45,900		55,607
Borrowings	28	20,191	17,497		23,698
Derivative financial instrument	28	—	—		4,145
Lease liabilities	29	177	223		273
Environmental rehabilitation obligation and other provisions	30	8,263	8,634		8,715
Occupational healthcare obligation	31	1,017	1,037		1,133
Cash-settled share-based payment obligations	6.7	2,829	1,595		1,343
Other payables	22.2	4,599	2,911		2,688
Deferred revenue	32	6,204	6,363		6,896
Tax and royalties payable	11.4	10	9		59
Deferred tax liabilities	11.3	7,818	7,631		6,657

Current liabilities		20,541	17,487		14,327
Borrowings	28	107	886		38
Lease liabilities	29	104	103		110
Occupational healthcare obligation	31	—	157		149
Cash-settled share-based payment obligations	6.7	58	33		82
Trade and other payables	33	15,162	13,207		11,466
Other payables	22.2	4,765	2,246		761
Deferred revenue	32	156	67		1,271
Tax and royalties payable	11.4	189	788		450

Total equity and liabilities		152,994	134,103		101,072
* Less than R1 million
The accompanying notes form an integral part of these consolidated financial statements
AFR – 46

Consolidated statement of changes in equity
For the year ended 31 December 2021

Figures in million – SA rand	Notes	Stated share capital		Re- organisation reserve	Share- based payment reserve	Mark-to- market reserve	Foreign currency translation reserve	Accumulated profit/(loss)	Equity attributable to owners of Sibanye-Stillwater	Non- controlling interests		Total equity
Balance at 31 December 2018		—	*	34,667	3,610	52	955	(15,496)	23,788	936		24,724
Total comprehensive income for the year		—		—	—	130	(595)	62	(403)	370		(33)
Profit for the year		—		—	—	—	—	62	62	371		433
Other comprehensive income		—		—	—	130	(595)	—	(465)	(1)		(466)
Equity-settled share-based payments	6.8	—		—	290	—	—	—	290	—		290
Dividends	13	—		—	—	—	—	—	—	(85)		(85)
Shares issued for cash		—		1,688	—	—	—	—	1,688	—		1,688
Shares issued on Lonmin acquisition		—		4,307	—	—	—	—	4,307	—		4,307
Acquisition of subsidiary with non-controlling interests (Lonmin)		—		—	—	—	—	—	—	247		247
Transaction with DRDGOLD shareholders		—		—	—	—	—	—	—	—	*	—	*
Balance at 31 December 2019		—	*	40,662	3,900	182	360	(15,434)	29,670	1,468		31,138
Total comprehensive income for the year		—		—	—	202	(2,227)	29,312	27,287	1,329		28,616
Profit for the year		—		—	—	—	—	29,312	29,312	1,310		30,622
Other comprehensive income		—		—	—	202	(2,227)	—	(2,025)	19		(2,006)
Equity-settled share-based payments	6.8	—		—	152	—	—	—	152	6		158
Dividends	13	—		—	—	—	—	(1,338)	(1,338)	(360)		(1,698)
Reorganisation - 24 February 2020		17,661		(17,661)	—	—	—	—	—	—		—
Shares issued upon conversion of US$ Convertible Bond	28.6	12,573		—	—	—	—	—	12,573	—		12,573
Share buy-back	26	(84)		—	—	—	—	—	(84)	—		(84)
Transaction with DRDGOLD shareholders	27	—		—	—	—	—	220	220	(220)		—
Transaction with Lonmin Canada shareholders		—		—	—	—	—	—	—	13		13
Balance at 31 December 2020		30,150		23,001	4,052	384	(1,867)	12,760	68,480	2,236		70,716
Total comprehensive income for the year		—		—	—	837	3,807	33,054	37,698	733		38,431
Profit for the year		—		—	—	—	—	33,054	33,054	742		33,796
Other comprehensive income		—		—	—	837	3,807	—	4,644	(9)		4,635
Equity-settled share-based payments	6.8	—		—	142	—	—	—	142	9		151
Dividends	13	—		—	—	—	—	(17,832)	(17,832)	(344)		(18,176)
Marikana B-BBEE transaction	6.6	—		—	—	—	—	34	34	(1,180)		(1,146)
Share buy-back	26	(8,503)		—	—	—	—	—	(8,503)	—		(8,503)
Transaction with Platinum Mile shareholders	27	—		—	—	—	—	(82)	(82)	(46)		(128)
Adjustment due to sale of St Helena[1]		—		—	(24)	—	—	24	—	—		—
Balance at 31 December 2021		21,647		23,001	4,170	1,221	1,940	27,958	79,937	1,408		81,345
1 Effective 3 August 2021, the Group sold the trading licence, movable assets, naming rights, trademarks and practice number under which St Helena Hospital Proprietary Limited (St Helena) operated to Africa Health Care Proprietary Limited for a cash consideration of R25 million. The R24 million is a transfer from other reserves (share-based payment reserve) to accumulated profit/(loss)
* Less than R1 million
The accompanying notes form an integral part of these consolidated financial statements
AFR – 47

Consolidated statement of cash flows
For the year ended 31 December 2021

Figures in million – SA rand	Notes	2021	2020	2019
Cash flows from operating activities
Cash generated by operations	34	67,784	45,188	10,566
Deferred revenue advance received	32	65	771	2,859
BTT early settlement payment	32	—	(787)	—
Amount received on settlement of dispute		—	580	—
Post-retirement health care payments		(1)	(1)	(6)
Cash-settled share-based payments paid	6.7	(240)	(275)	(91)
Payment of Marikana dividend obligation		(162)	—	—
Additional deferred payments relating to acquisition of a business		(1,754)	—	—
Change in working capital	35	2,455	(9,435)	(626)
		68,147	36,041	12,702
Interest received		960	719	268
Interest paid		(781)	(1,386)	(1,603)
Royalties paid	11.4	(3,055)	(1,707)	(412)
Tax paid	11.4	(14,839)	(4,818)	(1,407)
Dividends paid		(18,176)	(1,698)	(85)
Net cash from operating activities		32,256	27,151	9,463
Cash flow from investing activities
Additions to property, plant and equipment		(12,740)	(9,616)	(7,706)
Proceeds on disposal of property, plant and equipment		80	101	101
Acquisition of subsidiaries		—	—	(129)
Cash acquired on acquisition of subsidiaries		—	—	3,004
Proceeds with transfer of assets to joint operation		—	—	31
Dividends received		1,020	288	111
Additions to other investments		(1,803)	(12)	—
Acquisition of equity-accounted investment		(446)	—	—
Contributions to environmental rehabilitation funds	21	(72)	(64)	(13)
Payment of Deferred Payment		(577)	(756)	(283)
Contributions to enterprise development fund		(65)	—	—
Payments to dissenting shareholders		—	—	(319)
Preference shares redeemed by equity-accounted investee	18.1	—	114	187
Proceeds on disposal of St Helena		25	—	—
Receipts from environmental rehabilitation funds	21	10	7	152
Net cash used in investing activities		(14,568)	(9,938)	(4,864)
Cash flow from financing activities
Loans raised	28	20,651	16,289	18,982
Loans repaid	28	(20,252)	(18,335)	(22,008)
Lease payments		(112)	(114)	(132)
Proceeds from shares issued		—	—	1,688
Acquisition of non-controlling interests	27	(128)	—	—
Share buy-back	26	(8,503)	(84)	—
Net cash used in financing activities		(8,344)	(2,244)	(1,470)
Net increase in cash and cash equivalents		9,344	14,969	3,129
Effect of exchange rate fluctuations on cash held		708	(348)	(59)
Cash and cash equivalents at beginning of the year		20,240	5,619	2,549
Cash and cash equivalents at end of the year	25	30,292	20,240	5,619
The accompanying notes form an integral part of these consolidated financial statements
AFR – 48

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

1. Accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. Where an accounting policy is specific to a note, the policy is described in the note which it relates to. These policies have been consistently applied to all the periods presented.
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
The SA region houses the gold and PGM operations and projects located in South Africa and Zimbabwe. The underground and surface gold mining operations in South Africa are the Driefontein, Kloof and Cooke operations in the West Witwatersrand (West Wits) region and DRDGOLD Limited (DRDGOLD) with surface tailings treatment plant in the East of Johannesburg in Gauteng, and the Beatrix operation in the southern Free State. Sibanye-Stillwater also owns and manages significant gold extraction and processing facilities where ore is treated and beneficiated to produce gold doré. In addition, several organic projects currently underway are aimed at sustaining these gold mining operations into the long term. In 2021, Sibanye-Stillwater’s Board approved a new major capital project for Burnstone to complete necessary infrastructure and bring the mine to full development. Burnstone is a developmental stage gold mine and processing operation located in the South Rand Goldfield of the Witwatersrand Basin, and comprises two established shaft complexes, a carbon-in-leach gold processing plant, tailings storage facility and related surface infrastructure and mining rights.
The PGM assets in the SA region are Kroondal (50%) (refer note 41.4), the Rustenburg operation, the Marikana operation (Marikana) and the tailings retreatment entity, Platinum Mile in North West Province, and Mimosa (50%) in Zimbabwe. Marikana currently has five contributing shafts namely 4Belt, K3, Rowland, Saffy and E3 and the ore mined at the Marikana operations is processed through five concentrators on site. The PGM concentrate produced is dispatched to the smelter for further processing at the Base Metal Refinery (BMR). At the BMR, base metals are removed and the resulting PGM-rich residue is sent to Precious Metal Refinery (PMR) for final treatment. Marikana therefore sells refined metals to customers. Sibanye-Stillwater’s Board approved the K4 capital growth project in 2021 to complete the mine’s vertical shaft infrastructure. K4 is a large, long-life, high-grade Merensky and UG2 proposition situated on the western limb of the Bushveld Complex, in South Africa’s North West Province. It is a partially completed project with an equipped main production shaft and ventilation shaft, some underground infrastructure installed and underground developed workings. Work at K4 started in 2021 with maintenance and preparation of underground areas, leading to first production in 2022.
The Rustenburg operation comprise of three operating vertical shafts (Siphumelele 1, Khuseleka 1 and Thembelani 1), two declines at Bathopele, two concentrating plants (the Waterval UG2 concentrator and the Waterval retrofit concentrator), a chrome recovery plant, the Western Limb tailings retreatment plant and related surface infrastructure and assets. In addition, mining operations are carried out on two mining tailings dams. Ore is processed through the Waterval UG2 concentrator and Waterval retrofit concentrator. Tailings are treated at the Western Limb Tailings Retreatment Plant, Platinum Mile and at the Chrome retreatment plant where a saleable chromite concentrate is recovered. Tailings from the Rustenburg operation are piped to storage facilities. The Rustenburg operation has a tolling agreement with a third party and currently sells refined metals as well as PGM concentrate to customers. Kroondal comprises of five operating decline shafts. Ore is processed at Kroondal through two concentrator plants (K1 and K2). Tailings from the K1 and K2 plants are piped to three adjacent tailings storage facilities and at a fourth tailings storage facility at Marikana, which has been recommissioned. Platinum Mile is a tailings retreatment facility located on the Rustenburg lease area adjacent to our Kroondal operations. The facility recovers PGMs from our Rustenburg operations. Kroondal and Platinum Mile currently only sells PGM concentrate to customers.
The US region houses the PGM operations and projects located in the US, Canada and Argentina. These include the East Boulder and Stillwater mining operations and the Blitz project in Montana, in the US, and exploration-stage projects, Altar (joint venture) in Argentina and Marathon (fair value through other comprehensive income (OCI) investment), a PGM-copper porphyry in Ontario, Canada. The assets in this region also include the Metallurgical complex in Columbus, Montana. This complex houses the smelter, base metal refinery and an analytical laboratory which produces a PGM-rich filter cake that is further refined by a third-party precious metal refinery. These processing and metallurgical facilities are also used to process recycled material such as spent autocatalytic convertors and petroleum refinery catalysts. Subsequent to the reporting date, the investment in the Marathon project was disposed of in exchange for shares in Generation Mining Limited (Gen Mining) (refer note 20).
1.2 Basis of preparation
The consolidated financial statements for the year ended 31 December 2021 have been prepared on a going concern basis in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), the South African Institute of Chartered Accountants Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act and JSE Listings Requirements. The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including derivative instruments) which are measured at fair value through profit or loss or other comprehensive income.
AFR – 49

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Standards, interpretations and amendments to published standards effective for the year ended 31 December 2021
During the financial year, the following new and revised accounting standards and amendments to standards applicable to the Group, became effective and had no material impact on the Group’s financial statements:

Pronouncement	Details of amendments	Effective date[1]
COVID-19-Related Rent Concessions (Amendment to IFRS 16)	In response to the COVID-19 coronavirus pandemic, the IASB has issued amendments to IFRS 16 Leases (IFRS 16) to allow lessees not to account for rent concessions as lease modifications if they are a direct consequence of COVID-19 and meet certain conditions. Rent concessions included in the ambit of the amendment might take a variety of forms, including payment holidays and deferral of lease payments. In many cases, this will result in accounting for the concessions as variable lease payments in the period in which they are granted. The Group did not receive any material rent concessions as a direct result of COVID-19.	1 June 2020
Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
Interbank offered rates (IBOR) reform refers to the global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates with alternative benchmark rates. Under the detailed rules of IFRS 9 Financial Instruments (IFRS 9), modifying a financial contract can require recognition of a significant gain or loss in the income statement. However, the amendments introduce a practical expedient if a change results directly from IBOR reform and occurs on an ‘economically equivalent’ basis. In these cases, changes will be accounted for by updating the effective interest rate.
A similar practical expedient applies under IFRS 16 for lessees when accounting for lease modifications required by IBOR reform. IBOR reform will generally result in a change in the basis for determining the contractual cash flows of that financial asset or financial liability.
The US$600 million RCF and the R5.5 billion RCF (refer note 28) are both linked to IBOR and therefore subject to the IBOR reform amendment, which came into effect on 1 January 2021. However, at the reporting date, none of the Group's IBOR-linked interest rates had been changed due to IBOR reform. The R5.5 billion RCF is linked to JIBAR and is not drawn down, however the JIBAR is only expected to be impacted by the reform at a later stage and any impact thereof is to be considered when this occurs. The US$600 million RCF is linked to a US LIBOR and will be refinanced or restructured depending on the developments in respect of the US LIBOR reform. Therefore, the Group was not impacted when the amendment became effective.
The Group will assess the impact on the balances and cash flows linked to rates changes arising from IBOR reform when more information is available on the quoted rates that will replace the current IBOR applicable to the Group. The potential future impact arising from these amendments was not yet known at the reporting date.
1 January 2021
1 Effective date refers to annual period beginning on or after said date

AFR – 50

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Standards, interpretations and amendments to published standards which are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that apply to the accounting periods beginning on or after 1 January 2022 but have not been early adopted by the Group. The standards, amendments and interpretations that are applicable to the Group are:

Pronouncement	Details of amendments	Effective date[1]
COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16 – the 2021 Amendment)[2]	A one-year extension to the practical expedient for COVID-19 related rent concessions under IFRS 16 has been published by the IASB. This amendment is a response to the ongoing economic challenges resulting from the COVID-19 coronavirus pandemic. The extension is available for adoption immediately, subject to any local endorsement requirements.	1 April 2021
Annual Improvements to IFRS Standards 2018-2020[2]
As part of its process to make non-urgent but necessary amendments to IFRS Standards, the IASB has issued the Annual Improvements to IFRS Standards 2018–2020. The amendments applicable to the Group relate to:
•IFRS 9 - clarifies which fees should be included in the 10% test for derecognition of financial liabilities; and
•IFRS 16 - amendment of illustrative example 13 to remove the illustration of payments from the lessor relating to leasehold improvements, to remove any confusion about the treatment of lease incentives.
1 January 2022
Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)[2]
In the process of making an item of property, plant or equipment (PPE) available for its intended use, an entity may produce and sell items. Under the amendments, proceeds from selling items before the related item of PPE is available for use should be recognised in profit or loss, together with the costs of producing those items. IAS 2 Inventories should be applied in identifying and measuring these production costs.
1 January 2022
Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)[2]
The amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets (IAS 37) clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognising a separate provision for an onerous contract, an entity recognises any impairment loss that has occurred on assets used in fulfilling the contract.
1 January 2022
Reference to the Conceptual Framework (Amendments to IFRS 3)[2]
Minor amendments were made to IFRS 3 Business Combinations (IFRS 3) to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 and IFRIC 21 Levies. The amendments also confirm that contingent assets should not be recognised at the acquisition date.
1 January 2022
Classification of Liabilities as Current or Non-current (Amendments to IAS 1)[2]
To promote consistency in application and clarify the requirements on determining if a liability is current or non-current, the IASB has amended IAS 1 Presentation of Financial Statements (IAS 1) to clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the “settlement” of a liability.
1 January 2023
Definition of Accounting Estimate (Amendments to IAS 8)[2]
The IASB has issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8) to clarify how entities should distinguish changes in accounting policies from changes in accounting estimates, with a primary focus on the definition of and clarifications on accounting estimates. This is due to the term "accounting estimate" not being defined and the previous definition of a "change in accounting estimate" being unclear.
The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty.
1 January 2023
1 Effective date refers to annual period beginning on or after said date
2 No material impact expected
AFR – 51

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Standards, interpretations and amendments to published standards which are not yet effective (continued)

Pronouncement	Details of amendments	Effective date[1]
Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)[2]	The amendments narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, entities will need to recognise a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision.	1 January 2023
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)[2]	To assist preparers of financial statements, the IASB had previously refined its definition of ‘material’ (effective 1 Jan 2020) and issued non-mandatory practical guidance on applying the concept of materiality. As the final step of the materiality improvements, the IASB issued amendments on the application of materiality to the disclosure of accounting policies. The key amendments include requirements for entities to disclose their material accounting policies rather than their significant accounting policies as well as certain clarifications regarding accounting policies related to material transactions or events.	1 January 2023
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
For significant accounting policies that are subject to significant judgement, estimates and assumptions, see the following notes to the consolidated financial statements:

Significant accounting policy	Note to the consolidated financial statements
Revenue	3 - Revenue
Cash-settled share-based payment obligation	6 - Share-based payments
Royalties, mining and income tax, and deferred tax	11 - Royalties, mining and income tax, and deferred tax
Property, plant and equipment	14 - Property, plant and equipment
Business combinations	16 - Acquisitions
Goodwill	17 - Goodwill
Equity-accounted investments	18 - Equity-accounted investments
Other receivables and other payables	22 - Other receivables and other payables
Inventories	23 - Inventories
Borrowings and derivative financial instrument	28 - Borrowings and derivative financial instrument
Environmental rehabilitation obligation	30 - Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	31 - Occupational healthcare obligation
Deferred revenue	32 - Deferred revenue
Contingent liabilities	38 - Contingent liabilities
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

AFR – 52

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
1.3 Consolidation

AFR – 53

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
1 The non-controlling interests (NCI) in the statement of changes in equity relates to the attributable share of accumulated profits of DRDGOLD, Group Technical Security Management Proprietary Limited (GTSM), Platinum Mile Resources Proprietary Limited (Platinum Mile), Western Platinum Proprietary Limited (WPL) and all WPL subsidiaries, Eastern Platinum Proprietary Limited (EPL) and Akanani Mining Proprietary Limited (Akanani) (refer note 27)
2 Witwatersrand Consolidated Gold Resources Proprietary Limited (Wits Gold) has ceded and pledged its shares in K2013164354 Proprietary Limited (K2013) (a dormant entity) and K2013 has ceded and pledged it shares in Sibanye Gold Eastern Operations Proprietary Limited (SGEO) in favour of the lenders of the Burnstone Debt (refer note 28.7)
3 Rand Uranium Proprietary Limited (Rand Uranium) and Ezulwini Mining Company Proprietary Limited (Ezulwini) together own a number of underground and surface mining operations. These operations report to the Group’s chief operating decision maker (the Executive Committee) as a separate segment, namely Cooke
4 In terms of the Rustenburg operation transaction, a 26% stake in Sibanye Rustenburg Platinum Mines Proprietary Limited (SRPM) was acquired through Newshelf 1335 Proprietary Limited (B-BBEE SPV). The shareholders of B-BBEE SPV are Rustenburg Mine Employees Trust (30.4%), Rustenburg Mine Community Development Trust (24.8%), Bakgatla-Ba-Kgafela Investment Holdings (24.8%) and Siyanda Resources Proprietary Limited (20.0%). The Rustenburg Mine Employees Trust and the Rustenburg Mine Community Development Trust are controlled and consolidated by Sibanye-Stillwater and liabilities amounting to R1,402 million and R1,144 million are eliminated upon consolidation
5 The Group has no current or contractual obligation to provide financial support to any of its structured entities
6 Sibanye-Stillwater recognises no NCI in Akanani on a similar basis as described for WPL and EPL below (refer footnote 7 below), since a revised shareholders' agreement replaced the equity interests with a right to receive dividends.
7 Sibanye-Stillwater recognises no NCI in WPL and EPL. The shareholding of Lonplats Employee Share Ownership Trust (Employee Trust) (3.8%), Lonplats Marikana Community Development Trust (Community Trust) (0.9%) and Bapo Ba Mogale Local Economic Development Trust (Bapo Trust) (0.9%) (together Marikana Trusts) is not considered since these trusts are controlled and consolidated by Sibanye-Stillwater. Liabilities amounting to R1,671 million relating to the Marikana Trusts are eliminated upon consolidation. In addition, as a result of the Marikana broad-based black economic empowerment (B-BBEE) transaction (refer note 6.6), the equity interests of shareholders in WPL and EPL, including all non-controlling shareholders, were replaced with the right to receive dividends. As a result, the effective shareholding interests were replaced by a share-based payment obligation and dividend obligation (refer note 6.6 and 22.2)
8 Effective 10 January 2020, the Group exercised its option to acquire an additional 12.05% in DRDGOLD. The consideration amounted to R1,086 million for the subscription of 168,158,944 additional new ordinary shares resulting in a 50.1% shareholding in DRDGOLD. The effective shareholding at 31 December 2021 was 50.49% (2020: 50.66% and 2019: 38.60%) after considering treasury shares held by DRDGOLD (refer note 27). The Group calculated the net asset value of DRDGOLD at the option exercise date to which the additional ownership percentage was applied to determine the reattribution between NCI and the Group
9 On 17 June 2020, the Company and Sibanye Gold Proprietary Limited (SGL) entered into an unbundling agreement wherein SGL unbundled its entire shareholding in Sibanye Platinum Proprietary Limited (SPPL) for no value to the Company
10 During 2020, the Group reorganised its internal legal structure to house the Marikana PGM related companies (previously owned by LSA UK Limited) under a new intermediate holding company, being Rustenburg Eastern Operations Proprietary Limited (REO), which is a wholly owned subsidiary of SPPL. The reorganisation had no impact to the consolidated financial statements of the Group
11 At 31 December 2021, the Group had a 100% legal interest in Peregrine Metals Limited (Peregrine), which is subject to an Initial Earn-in arrangement of 60% by Aldebaran Resources Inc. (Aldebaran) (refer note 18.3)
12 The Group has a 76% legal interest in the Newshelf 1114 Proprietary Limited (Newshelf 1114) group and the NCI can acquire a further 2% legal shareholding once they have implemented the necessary funding structure. However, no accounting NCI is recognised, since the NCI’s vendor loan financing exceeds their proportionate interest in Newshelf 1114 and therefore no effective shareholding exists
13 During 2021, the Group formed Sibanye Battery Metals Proprietary Limited in order to hold the Group's investments in battery metal entities
Subsidiaries
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

AFR – 54

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
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
Foreign operations
The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•Assets and liabilities are translated at the exchange rate ruling at the reporting date. Equity items are translated at historical rates. The income and expenses are translated at the average exchange rate for the year, unless this average was not a reasonable approximation of the rates prevailing on the transaction dates, in which case these items were translated at the rate prevailing on the date of the transaction. Exchange differences on translation are accounted for in other comprehensive income. These differences will be recognised in profit or loss upon realisation of the underlying operation.
•Exchange differences arising from the translation of the net investment in foreign operations, which includes certain long-term borrowings (i.e. the reporting entity’s interest in the net assets of that operation), are taken to other comprehensive income. When a foreign operation is sold, exchange differences that were recorded in other comprehensive income are recognised in profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss. If a company in the Group repays a portion of long-term borrowings forming part of a net investment in foreign operations, amounts previously recorded in other comprehensive income are only recognised in profit or loss upon disposal of the relevant operation.
•Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and are translated at each reporting date at the closing rate.
1.5 Comparatives
Where necessary, comparative periods have been revised to conform to current period changes in presentation. Previously, the level of rounding applied in the Group's consolidated annual financial statements included a decimal for the nearest hundred thousand. During the year ended 31 December 2021, the Group changed the level of rounding to only reflect the nearest million by removing the hundred thousand decimal space. Immaterial rounding adjustments were made to comparative information as a result of this change.
AFR – 55

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
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

Figures in million – SA rand	Group	Total US PGM operations[1]	Underground	Recycling	Total SA operations	Total SA PGM	Rustenburg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling items[2]	Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRD- GOLD	Corporate and reconciling items[2]	Group Corporate and reconciling items[2]
2021
Revenue	172,194	59,053	18,343	40,710	113,512	85,154	31,749	41,610	10,293	1,503	4,393	(4,394)	28,358	7,932	9,294	5,343	999	4,790	—	(371)
Underground	120,403	18,343	18,343	—	102,431	81,477	29,575	41,610	10,293	—	4,393	(4,394)	20,954	7,722	8,089	5,143	—	—	—	(371)
Surface	11,081	—	—	—	11,081	3,677	2,174	—	—	1,503	—	—	7,404	210	1,205	200	999	4,790	—	—
Recycling	40,710	40,710	—	40,710	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation	(101,013)	(46,787)	(7,567)	(39,220)	(54,226)	(31,971)	(11,464)	(16,561)	(3,416)	(531)	(1,587)	1,588	(22,255)	(5,691)	(7,844)	(4,565)	(808)	(3,347)	—	—
Underground	(54,989)	(7,567)	(7,567)	—	(47,422)	(30,430)	(10,454)	(16,561)	(3,416)	—	(1,587)	1,588	(16,992)	(5,559)	(6,986)	(4,447)	—	—	—	—
Surface	(6,804)	—	—	—	(6,804)	(1,541)	(1,010)	—	—	(531)	—	—	(5,263)	(132)	(858)	(118)	(808)	(3,347)	—	—
Recycling	(39,220)	(39,220)	—	(39,220)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net other cash costs[3]	(2,575)	(10)	(10)	—	(2,565)	(1,575)	134	(1,036)	(91)	(492)	(42)	(48)	(990)	(78)	(83)	(73)	(611)	(40)	(105)	—
Adjusted EBITDA	68,606	12,256	10,766	1,490	56,721	51,608	20,419	24,013	6,786	480	2,764	(2,854)	5,113	2,163	1,367	705	(420)	1,403	(105)	(371)
Amortisation and depreciation	(8,293)	(2,601)	(2,598)	(3)	(5,692)	(2,515)	(885)	(1,099)	(495)	(31)	(274)	269	(3,177)	(1,165)	(1,064)	(691)	(11)	(188)	(58)	—
Interest income	1,202	382	10	372	805	219	22	92	97	7	12	(11)	586	60	47	31	22	222	204	15
Finance expense	(2,496)	(954)	(897)	(57)	(1,233)	(666)	(4,201)	(328)	(116)	—	(5)	3,984	(567)	(99)	(85)	(82)	(63)	(60)	(178)	(309)
Share-based payments	(383)	(73)	(73)	—	(310)	(89)	(35)	(42)	(12)	—	—	—	(221)	(20)	(32)	(21)	—	(19)	(129)	—
Net other[4]	(2,832)	238	238	—	(3,121)	(4,305)	(12,232)	(985)	248	34	(43)	8,673	1,184	16	22	33	92	22	999	51
Non-underlying items[5]	(5,529)	(278)	(278)	—	(5,153)	2	4	(1)	(1)	—	—	—	(5,155)	(202)	(3,686)	(1,290)	(3)	—	26	(98)
Royalties and carbon tax	(2,718)	—	—	—	(2,718)	(2,548)	(1,405)	(1,129)	(14)	—	(160)	160	(170)	(95)	(46)	(29)	(5)	—	5	—
Profit before tax	47,557	8,970	7,168	1,802	39,299	41,706	1,687	20,521	6,493	490	2,294	10,221	(2,407)	658	(3,477)	(1,344)	(388)	1,380	764	(712)
Current taxation	(13,506)	(1,422)			(12,014)	(11,745)	(4,864)	(4,768)	(1,885)	(218)	(574)	564	(269)	(13)	(13)	(7)	—	(263)	27	(70)
Deferred taxation	(255)	(89)			(166)	(367)	956	(1,460)	56	80	(18)	19	201	49	1,158	233	—	(77)	(1,162)	—
Profit/(loss) for the year	33,796	7,459			27,119	29,594	(2,221)	14,293	4,664	352	1,702	10,804	(2,475)	694	(2,332)	(1,118)	(388)	1,040	(371)	(782)
Attributable to:
Owners of the parent	33,054	7,459			26,377	29,360	(2,221)	14,075	4,664	336	1,702	10,804	(2,983)	694	(2,332)	(1,118)	(388)	527	(366)	(782)
Non-controlling interest holders	742	—			742	234	—	218	—	16	—	—	508	—	—	—	—	513	(5)	—
Sustaining capital expenditure	(4,119)	(796)	(791)	(5)	(3,323)	(2,019)	(619)	(1,104)	(268)	(28)	(499)	499	(1,304)	(322)	(488)	(164)	—	(330)	—	—
Ore reserve development	(5,535)	(1,354)	(1,354)	—	(4,181)	(1,577)	(629)	(947)	—	—	—	(1)	(2,604)	(1,177)	(930)	(497)	—	—	—	—
Growth projects	(3,086)	(2,411)	(2,411)	—	(675)	(203)	—	(203)	—	—	—	—	(472)	—	(198)	(7)	—	(47)	(220)	—
Total capital expenditure	(12,740)	(4,561)	(4,556)	(5)	(8,179)	(3,799)	(1,248)	(2,254)	(268)	(28)	(499)	498	(4,380)	(1,499)	(1,616)	(668)	—	(377)	(220)	—
1 The presentation of the US PGM operating segment has been revised to separately disclose the underground mining and recycling operations
2 Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Group corporate includes the Wheaton Stream transaction, initial recognition of battery metal investment, corporate tax, interest and corporate transaction costs
3 Net other cash costs consist of service entity income, sundry income (refer note 8.2) and other costs as detailed in profit or loss, excluding loss due to dilution of interest in joint operation (refer note 8.1). Lease payments (R142 million) are included in net other cash costs to conform with the adjusted EBITDA reconciliation disclosed in note 28.10
4 Net other consists of loss on financial instruments, loss on foreign exchange differences, change in estimate of environmental rehabilitation obligation and right of recovery receivable and payable (refer note 8.2) as detailed in profit or loss and the add back of the lease payment referred to in footnote 3 above. Corporate and reconciling items net other includes the share of results of equity-accounted investees after tax as detailed in profit or loss
5 Non-underlying items consists of gain on disposal of property, plant and equipment, impairments which include impairments to mining assets of Driefontein, Kloof and Beatrix of R212 million, R3,642 million and R1,293 million, respectively (refer note 10), restructuring costs, transaction costs, early redemption premium on the 2025 Notes, profit on sale of St Helena (refer note 8.2), non-cash loss with dilution of interest in joint operation (refer note 8.1) and occupational healthcare expense as detailed in profit or loss
AFR – 56

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

Figures in million – SA rand	Group	Total US PGM operations	Underground	Recycling	Total SA operations	Total SA PGM	Rustenburg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling items[1]	Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRD-GOLD	Corporate and reconciling items[1]	Group Corporate and reconciling items[1]
2020
Revenue	127,392	45,154	19,858	25,296	82,781	54,912	20,429	26,865	7,973	950	3,894	(5,199)	27,869	6,793	9,795	4,664	1,040	5,051	526	(543)
Underground	91,369	19,858	19,858	—	72,054	52,142	18,521	26,865	7,973	—	3,894	(5,111)	19,912	6,793	8,109	4,500	—	—	510	(543)
Surface	10,727	—	—	—	10,727	2,770	1,908	—	—	950	—	(88)	7,957	—	1,686	164	1,040	5,051	16	—
Recycling	25,296	25,296	—	25,296	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation	(75,776)	(32,004)	(7,586)	(24,418)	(43,772)	(24,722)	(9,588)	(13,232)	(2,803)	(403)	(1,601)	2,905	(19,050)	(4,863)	(6,880)	(3,714)	(671)	(2,922)	—	—
Underground	(45,502)	(7,586)	(7,586)	—	(37,916)	(23,551)	(8,732)	(13,232)	(2,803)	—	(1,601)	2,817	(14,365)	(4,863)	(5,886)	(3,616)	—	—	—	—
Surface	(5,856)	—	—	—	(5,856)	(1,171)	(856)	—	—	(403)	—	88	(4,685)	—	(994)	(98)	(671)	(2,922)	—	—
Recycling	(24,418)	(24,418)	—	(24,418)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net other cash costs[2]	(2,231)	(67)	(67)	—	(2,164)	(1,116)	51	(789)	(76)	(241)	(59)	(2)	(1,048)	(66)	(104)	(97)	(642)	(44)	(95)	—
Adjusted EBITDA	49,385	13,083	12,205	878	36,845	29,074	10,892	12,844	5,094	306	2,234	(2,296)	7,771	1,864	2,811	853	(273)	2,085	431	(543)
Amortisation and depreciation	(7,593)	(2,727)	(2,722)	(5)	(4,866)	(2,072)	(806)	(818)	(410)	(34)	(281)	277	(2,794)	(932)	(1,092)	(491)	(14)	(202)	(63)	—
Interest income	1,065	279	1	278	786	221	27	106	84	3	4	(3)	565	67	59	36	45	178	180	—
Finance expense	(3,152)	(1,057)	(960)	(97)	(1,773)	(662)	(2,841)	(259)	(137)	—	(14)	2,589	(1,111)	(156)	(151)	(107)	(100)	(58)	(539)	(322)
Share-based payments	(512)	(80)	(80)	—	(432)	(90)	(36)	(41)	(13)	—	—	—	(342)	(22)	(26)	(19)	—	(141)	(134)	—
Net other[3]	(393)	31	31	—	(424)	1,224	(3,847)	2,132	122	(14)	(16)	2,847	(1,648)	20	30	28	36	30	(1,792)	—
Non-underlying items[4]	(1,550)	(93)	(93)	—	(1,385)	149	591	(435)	(7)	—	—	—	(1,534)	(27)	(18)	(40)	(4)	(1)	(1,444)	(72)
Royalties and carbon tax	(1,770)	—	—	—	(1,770)	(1,625)	(924)	(691)	(10)	—	(135)	135	(145)	(73)	(115)	(46)	(5)	—	94	—
Profit before tax	35,480	9,436	8,382	1,054	26,981	26,219	3,056	12,838	4,723	261	1,792	3,549	762	741	1,498	214	(315)	1,891	(3,267)	(937)
Current taxation	(5,374)	(976)			(4,353)	(3,861)	(2,635)	92	(1,300)	(15)	(450)	447	(492)	(9)	9	(5)	—	(492)	5	(45)
Deferred taxation	516	(682)			1,198	958	98	951	(34)	(58)	(42)	43	240	(233)	(322)	(89)	—	(97)	981	—
Profit/(loss) for the year	30,622	7,778			23,826	23,316	519	13,881	3,389	188	1,300	4,039	510	499	1,185	120	(315)	1,302	(2,281)	(982)
Attributable to:
Owners of the parent	29,312	7,778			22,516	22,650	519	13,230	3,389	173	1,300	4,039	(134)	499	1,185	120	(315)	659	(2,282)	(982)
Non-controlling interest holders	1,310	—			1,310	666	—	651	—	15	—	—	644	—	—	—	—	643	1	—
Sustaining capital expenditure	(2,817)	(798)	(795)	(3)	(2,019)	(1,052)	(326)	(515)	(188)	(23)	(414)	414	(967)	(187)	(392)	(93)	—	(295)	—	—
Ore reserve development	(4,150)	(1,239)	(1,239)	—	(2,911)	(1,125)	(417)	(708)	—	—	—	—	(1,786)	(742)	(722)	(322)	—	—	—	—
Growth projects	(2,649)	(2,385)	(2,385)	—	(264)	(20)	—	—	—	(20)	—	—	(244)	—	(155)	—	—	(46)	(43)	—
Total capital expenditure	(9,616)	(4,422)	(4,419)	(3)	(5,194)	(2,197)	(743)	(1,223)	(188)	(43)	(414)	414	(2,997)	(929)	(1,269)	(415)	—	(341)	(43)	—
1 Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Group corporate includes the Wheaton Stream transaction, corporate transaction costs and corporate tax
2 Net other cash costs consist of service entity income, sundry income (refer note 8.2) and other costs as detailed in profit or loss, excluding loss due to dilution of interest in joint operation (refer note 8.1). Lease payments (R148 million) are included in net other cash costs to conform with the adjusted EBITDA reconciliation disclosed in note 28.10
3 Net other consists of loss on financial instruments, loss on foreign exchange differences, change in estimate of environmental rehabilitation obligation, right of recovery receivable and payable (refer note 8.2) as detailed in profit or loss and the add back of the lease payment referred to in footnote 2 above. Corporate and reconciling items net other includes the share of results of equity-accounted investees after tax as detailed in profit or loss
4 Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, loss on BTT early settlement, restructuring costs, transaction costs, loss on settlement of US$ Convertible Bond, income on settlement of legal dispute (refer note 8.2), non-cash loss with dilution of interest in joint operation (refer note 8.1) and occupational healthcare expense as detailed in profit or loss
AFR – 57

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

Figures in million – SA rand	Group	Total US PGM operations	Underground	Recycling	Total SA operations	Total SA PGM	Rustenburg	Marikana[1]	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling items[2]	Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRD-GOLD	Corporate and reconciling items[2]	Group Corporate and reconciling items[2]
2019
Revenue	72,925	26,864	12,343	14,521	46,223	27,579	10,499	11,188	5,591	301	2,343	(2,343)	18,644	3,303	6,809	3,798	828	3,621	285	(162)
Underground	51,528	12,343	12,343	—	39,347	26,617	9,901	11,125	5,591	—	2,343	(2,343)	12,730	3,301	5,553	3,577	21	—	278	(162)
Surface	6,876	—	—	—	6,876	962	598	63	—	301	—	—	5,914	2	1,256	221	807	3,621	7	—
Recycling	14,521	14,521	—	14,521	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation	(56,100)	(19,569)	(5,601)	(13,968)	(36,531)	(18,197)	(6,467)	(8,440)	(3,076)	(214)	(1,336)	1,336	(18,334)	(4,439)	(6,873)	(3,669)	(617)	(2,736)	—	—
Underground	(36,520)	(5,601)	(5,601)	—	(30,919)	(17,208)	(5,692)	(8,440)	(3,076)	—	(1,336)	1,336	(13,711)	(4,429)	(5,741)	(3,525)	(16)	—	—	—
Surface	(5,612)	—	—	—	(5,612)	(989)	(775)	—	—	(214)	—	—	(4,623)	(10)	(1,132)	(144)	(601)	(2,736)	—	—
Recycling	(13,968)	(13,968)	—	(13,968)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net other cash costs[3]	(1,869)	(4)	(4)	—	(1,865)	(585)	(156)	(300)	(103)	(25)	(8)	7	(1,280)	(197)	(153)	(180)	(569)	(31)	(150)	—
Adjusted EBITDA	14,956	7,291	6,738	553	7,827	8,797	3,876	2,448	2,412	62	999	(1,000)	(970)	(1,333)	(217)	(51)	(358)	854	135	(162)
Amortisation and depreciation	(7,214)	(2,286)	(2,286)	—	(4,928)	(1,919)	(914)	(500)	(495)	(5)	(219)	214	(3,009)	(920)	(1,201)	(640)	(15)	(172)	(61)	—
Interest income	560	145	145	—	415	146	45	31	67	1	2	—	269	60	53	31	40	64	21	—
Finance expense	(3,303)	(921)	(921)	—	(2,071)	(704)	(1,408)	(282)	(147)	—	(22)	1,155	(1,367)	(243)	(243)	(141)	(74)	(73)	(593)	(311)
Share-based payments	(363)	(53)	(53)	—	(310)	—	—	—	—	—	—	—	(310)	—	—	—	—	(64)	(246)	—
Net other[4]	(4,926)	8	8	—	(4,934)	(1,513)	(11,382)	13	—	1	(137)	9,992	(3,421)	18	31	13	(114)	81	(3,450)	—
Non-underlying items[5]	(566)	(74)	(74)	—	(123)	259	2	213	45	—	(27)	26	(382)	(170)	(35)	(112)	(7)	5	(63)	(369)
Royalties and carbon tax	(444)	—	—	—	(444)	(358)	(296)	(54)	(8)	—	(77)	77	(86)	(17)	(34)	(31)	(4)	—	—	—
Profit before tax	(1,300)	4,110	3,557	553	(4,568)	4,708	(10,077)	1,869	1,874	59	519	10,464	(9,276)	(2,605)	(1,646)	(931)	(532)	695	(4,257)	(842)
Current taxation	(1,849)	(481)			(1,368)	(1,305)	(780)	13	(536)	—	(136)	134	(63)	(23)	(5)	(13)	—	(69)	47	—
Deferred taxation	3,582	1,436			2,146	14	30	—	(1)	(16)	(6)	7	2,132	75	150	90	—	(130)	1,947	—
Profit/(loss) for the year	433	5,065			(3,790)	3,417	(10,827)	1,882	1,337	43	377	10,605	(7,207)	(2,553)	(1,501)	(854)	(532)	496	(2,263)	(842)
Attributable to:
Owners of the parent	62	5,065			(4,161)	3,355	(10,827)	1,823	1,337	39	377	10,606	(7,516)	(2,553)	(1,501)	(854)	(532)	189	(2,265)	(842)
Non-controlling interest holders	371	—			371	62	—	59	—	4	—	(1)	309	—	—	—	—	307	2	—
Sustaining capital expenditure	(2,039)	(322)	(322)	—	(1,717)	(1,202)	(316)	(660)	(213)	(13)	(343)	343	(515)	(163)	(238)	(71)	—	(43)	—	—
Ore reserve development	(3,402)	(1,036)	(1,036)	—	(2,366)	(1,030)	(501)	(529)	—	—	—	—	(1,336)	(513)	(590)	(233)	—	—	—	—
Growth projects	(2,265)	(2,035)	(2,035)	—	(230)	(15)	(2)	—	—	(13)	—	—	(215)	—	(109)	(2)	—	(39)	(65)	—
Total capital expenditure	(7,706)	(3,393)	(3,393)	—	(4,313)	(2,247)	(819)	(1,189)	(213)	(26)	(343)	343	(2,066)	(676)	(937)	(306)	—	(82)	(65)	—
1 The SA PGM operations’ results for the year ended 31 December 2019 include Marikana for the seven months since acquisition (refer to note 16.1)
2 Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate mining revenue. Group corporate includes the Wheaton Stream transaction and corporate transaction costs.
3 Net other cash costs consist of other costs and other income as detailed in profit or loss, excluding change in estimate of environmental rehabilitation obligation and right of recovery receivable and payable (refer note 8.1). Lease payments (R132 million) are included in net other cash costs to conform with the adjusted EBITDA reconciliation disclosed in note 28.10
4 Net other consists of loss on financial instruments, gain on foreign exchange differences, change in estimate of environmental rehabilitation obligation, right of recovery receivable and payable (refer note 8.1) as detailed in profit or loss and the add back of the lease payment referred to in footnote 3 above. Corporate and reconciling items net other includes the share of results of equity-accounted investees after tax as detailed in profit or loss
5 Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, gain on acquisition, occupational healthcare expense, restructuring costs and transaction costs as detailed in profit or loss
AFR – 58

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
3. Revenue

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
The revenue adjustment mechanism relating to changes in metal market prices, embedded within provisionally priced PGM concentrate sale arrangements, has the characteristics of a commodity derivative. Accordingly, the fair value of the final sales price adjustment is re- estimated continuously and changes in fair value are recognised as an adjustment to revenue in profit or loss and trade receivables in the statement of financial position. In all cases, fair value is determined with reference to estimated forward prices using consensus forecasts. Revenue arising from these price adjustments is disclosed separately from revenue from contracts with customers.
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
Wheaton streaming revenue
In 2018, Wheaton Precious Metals International Limited (Wheaton International) and the Group entered into a streaming transaction. 100% of refined mined gold and 4.5% of refined mined palladium from the Stillwater Mining Company (Stillwater) operations will be delivered to Wheaton International over the life-of-mine of the US PGM operations. Each ounce is identified as a separate performance obligation.
In exchange for this, Wheaton International paid the Group R6,555 million (US$500 million) on 25 July 2018. In addition to the advance payment, Wheaton International currently pays the Group 18% cash based on the value of gold and palladium deliveries each month (refer to note 32 for additional detail on the monthly cash percentage). The contract will be settled by the Group delivering metal credits to Wheaton International representing underlying refined, mined gold and palladium.
The transaction price, being the advance payment and the cash payment to be received, is recognised as revenue each month when the metal credit is allocated to the appropriate Wheaton International account. It is from this date that Wheaton International has effectively accepted the metal, has physical control of the metal and has the risk and reward of the metal (i.e. control has transferred).
Revenue will be recognised over the life-of-mine of the US PGM operations in line with the timing of control transfer discussed above. To the extent that the life-of-mine changes or other key inputs are changed (refer note 32), these changes are recognised prospectively as a cumulative catch-up in revenue in the year that the change occurs.
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
At the acquisition of Lonmin (2019), the Group accounted for the deferred revenue at fair value of R628 million under IFRS 3, including a significant financing component.

AFR – 59

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

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

The Group’s sources of revenue are:

Figures in million – SA rand	2021	2020	2019
Gold mining activities	28,358	27,869	18,644
PGM mining activities[1]	102,099	72,469	38,418
Recycling activities	40,710	25,296	14,521
Stream[1]	625	539	541
Toll treatment arrangement[2]	521	—	—
Total revenue from contracts with customers	172,313	126,173	72,124
Adjustments relating to sales of PGM concentrate[3]	(119)	1,219	801
Total revenue	172,194	127,392	72,925
1 The difference between revenue from PGM mining activities above and total revenue from PGM mining activities per the segment report relates to the separate disclosure of revenue from the gold and palladium streaming arrangement with Wheaton International (Wheaton Stream) in the above as well as the separate disclosure of revenue related to adjustments on the sales of PGM concentrate. Revenue relating to the Wheaton Stream is incorporated in the Group corporate segment as described in the segment report (refer note 2)
2 This relates to revenue recognised in respect of a toll treatment arrangement entered into by Marikana (refer note 32)
3 These adjustments relate to provisional pricing arrangements resulting in subsequent changes to the amount of revenue recognised
Revenue per geographical region of the relevant operations:

Figures in million – SA rand	2021	2020	2019
Southern Africa	113,512	82,781	46,223
United States[1]	58,682	44,611	26,702
Total revenue	172,194	127,392	72,925
1 The difference between revenue generated by operations in the US and the revenue in the US PGM operations segment relates to the Wheaton Stream

AFR – 60

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Percentage of revenue per segment based on the geographical location of customers purchasing from the Group
Gold
PGM

AFR – 61

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Revenue generated per product:

Figures in million – SA rand	2021	2020	2019
Gold	29,533	28,930	18,882
PGMs[1]	137,958	95,573	51,505
Platinum	21,238	17,054	13,013
Palladium	52,859	47,281	28,031
Rhodium	59,828	29,865	9,338
Iridium	2,694	815	650
Ruthenium	1,339	558	473
Chrome	2,259	1,573	1,749
Other[2]	2,444	1,316	789
Total revenue	172,194	127,392	72,925
1 In line with Sibanye-Stillwater’s mine-to-market PGM strategy and according to the processing agreements entered into, the processing arrangement for SRPM production changed from a purchase of concentrate arrangement to a Toll processing arrangement from 1 January 2019
2 Other primarily includes revenue from nickel, silver, cobalt and copper sales. For the year ended 31 December 2021, revenue from the Marikana toll treatment arrangement of R521 million is included (refer note 32)
Major customers
During 2021, total revenue from customers A, B and C, which is reported in the Group’s US PGM and SA PGM operating segments, amounted to approximately R52,128 million, R29,160 million and R28,056 million, respectively. During 2020, total revenue from customers A and B, which is reported in the Group’s US PGM and SA PGM operating segments, amounted to approximately R49,455 million and R15,234 million, respectively. During 2019, total revenue from a single customer which is reported in the Group’s US PGM and SA PGM operating segments, amounted to approximately R30,598 million.
Market risk
Foreign currency sensitivity
The US PGM operations’ revenue (and expenses) are translated from its functional currency (US dollars) to the Group’s presentation currency (SA rand) and, therefore, the Group’s “presentation currency” earnings are sensitive to changes in the exchange rate. A one percentage point change in the SA rand average exchange rate for the year ended 31 December 2021 of R14.79/US$ would have changed profit for the year by approximately R75 million.

AFR – 62

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
4. Cost of sales

Accounting policy
Cost of sales include all costs generally associated with the production of inventory whereas other costs are disclosed separately or included in other costs. The carrying amount of metal inventory is recognised in cost of sales when the related sale is recognised. The cost of consumable stores is included in cost of sales when consumed. The accounting policy relating to inventory is included in note 23 and amortisation and depreciation in note 14 and note 15.

The following accounting policies relate to employee costs that are included in cost of sales:

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
Contributions to defined contribution funds are expensed as incurred.

Figures in million – SA rand	Notes	2021	2020	2019
Salaries and wages		(26,214)	(23,850)	(21,216)
Consumable stores	23	(18,847)	(16,404)	(12,784)
Utilities		(8,099)	(6,801)	(6,089)
Mine contracts		(5,193)	(3,790)	(3,566)
Recycling[1]		(39,220)	(24,418)	(13,968)
Other		(8,975)	(4,663)	(1,879)
Ore reserve development costs capitalised		5,535	4,150	3,402
Cost of sales, before amortisation and depreciation		(101,013)	(75,776)	(56,100)
Amortisation and depreciation	14,15	(8,293)	(7,593)	(7,214)
Total cost of sales		(109,306)	(83,369)	(63,314)
1 Recycling cost consists of cost relating to the purchasing of spent catalytic material and the cost incurred to convert the spent catalytic material into finished PGMs
The SA region employees are members of various defined contribution retirement plans. The cost of providing retirement benefits for the year amounted to R1,520 million (2020: R1,351 million and 2019: R1,234 million).
AFR – 63

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
5. Interest income and finance expense

Accounting policy
Interest income comprises interest income on cash deposits, rehabilitation obligation funds and the right of recovery asset. Interest income is recognised using the effective interest method.
Finance expense comprises interest on borrowings, lease liabilities, environmental rehabilitation obligation, occupational healthcare obligation, deferred payment, dissenting shareholder liability, deferred revenue, deferred consideration and the Marikana dividend obligation and is offset by borrowing costs capitalised on qualifying assets where applicable.
Interest payable on borrowings is recognised in profit or loss over the term of the borrowings using the effective interest method. Cash flows from interest paid are classified under operating activities in the statement of cash flows.

5.1 Interest income

Figures in million – SA rand	Note	2021	2020	2019
Interest received on cash deposits		948	714	264
Interest received on rehabilitation obligation funds	21	174	245	265
Interest on right of recovery asset		32	16	16
Other		48	90	15
Total interest income		1,202	1,065	560
5.2 Finance expense

Figures in million – SA rand	Notes	2021	2020	2019
Interest charge on:
Borrowings (interest)		(801)	(1,290)	(1,445)
Borrowings (accrued interest and unwinding of amortised cost)	28	(302)	(394)	(374)
Lease liabilities	29	(29)	(34)	(34)
Environmental rehabilitation obligation	30	(615)	(684)	(579)
Occupational healthcare obligation	31	(77)	(96)	(116)
Deferred Payment (related to the Rustenburg operation acquisition)	22.2	(158)	(187)	(179)
Dissenting shareholders		—	—	(21)
Deferred revenue[1]	32	(309)	(349)	(352)
Deferred consideration (related to Pandora acquisition)	22.2	(54)	(49)	(41)
Marikana dividend obligation	22.2	(87)	—	—
Other		(64)	(69)	(162)
Total finance expense		(2,496)	(3,152)	(3,303)
1 For the year ended 31 December 2021, interest expense includes non-cash interest of R309 million (2020: R322 million, 2019: R311 million) relating to the Wheaton Stream. In addition, interest expense for the year ended 31 December 2020 includes non-cash interest of R13 million (2019: R41 million) relating to the BTT project. Although there is no cash financing cost related to this arrangement, IFRS 15 requires the Group to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations. A discount rate of 4.6% and 5.2% was used for the Wheaton palladium and gold stream respectively and 11.5% was used for the BTT stream in determining the finance costs to be recognised as part of the streaming transactions entered into. For the year ended 31 December 2020, interest expense also includes R14 million non-cash interest relating to the platinum forward sale entered into by WPL on 3 March 2020
AFR – 64

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
6. Share-based payments

Significant accounting judgements and estimates
For cash-settled share-based payment instruments issued to B-BBEE shareholders, the measurement of the share-based payment obligations depend on various key inputs. These include estimates of future cash flows, which depend on inputs such as production profiles, future metal prices, exchange rates, loan repayments as well as estimates of appropriate discount rates. Changes in key inputs may result in changes in the recognised share-based payment obligations and are therefore regarded as significant judgements and estimates.
Accounting policy
Equity-settled share-based payments
The Group operates equity-settled compensation plans in which certain employees of the Group participate. The fair value of the equity-settled instruments is measured by reference to the fair value of the relevant equity instruments granted, taking into account the terms and conditions upon which those equity-settled instruments were granted. The fair value of equity-settled instruments granted is estimated using appropriate valuation models and appropriate assumptions at the grant date. Service and non-market performance conditions are not taken into account when estimating the fair value of the equity-settled instruments at grant date. Market conditions are taken into account in determining the fair value at grant date.
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
The Group also issued cash-settled instruments to B-BBEE shareholders in terms of the Rustenburg operation B-BBEE transaction (refer note 6.5) and the Marikana B-BBEE transaction (refer note 6.6). The fair value of these instruments are determined using appropriate valuation models and assumptions, taking into account the terms and conditions upon which the instruments were granted. At each reporting date, the obligation is remeasured to the fair value of the instruments, to reflect the potential outflow of cash resources to settle the liability. There are no vesting conditions and fair value changes are recognised as part of gains or losses on financial instruments in profit or loss.
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

6.1 Equity-settled share-based payments - Sibanye-Stillwater
On 21 November 2012, the shareholders of Sibanye-Stillwater approved the adoption of the Sibanye Gold Limited (SGL) 2013 share plan (2013 Share Plan) with effect from the date of the listing of SGL. The 2013 Share Plan provided for two methods of participation, namely Bonus Shares and Performance Shares. This plan sought to attract, retain, motivate and reward participating employees on a basis which seeks to align the interest of such employees with those of the shareholders. On 23 May 2017, the shareholders of Sibanye-Stillwater approved the adoption of the Sibanye-Stillwater 2017 share plan (2017 Share Plan) on essentially similar terms to the previous 2013 Share Plan. At the annual general meeting on 30 May 2018, the directors of Sibanye-Stillwater were authorised to issue and allot all or any of such shares required for the 2017 Share Plan, up to a maximum not exceeding 86,748,850 shares. Under the 2017 Share Plan, an individual participant’s awards were limited to an aggregate 8,674,885 shares. From the implementation of a scheme of arrangement (refer note 26), any awards vesting under the equity-settled share plans are settled in the Company’s shares. The 2017 Share Plan was replaced by the 2020 cash-settled plan (2020 Share Plan) for all awards issued from March 2020 (refer note 6.3).

AFR – 65

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Bonus Shares - as part of the short-term incentive
The Remuneration Committee makes an annual award of Bonus Shares to eligible participants as a share-based component of the short-term incentive scheme, with the last awards granted in 2019.
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
Performance Shares - for the long-term incentive
The Remuneration Committee made an annual award of Performance Shares to eligible participants as part of its long-term incentive scheme. The last of these awards were granted in 2019. The number of Performance Shares awarded to an employee was based on the employee’s annual guaranteed pay and job grade combined with a factor related to the employee’s assessed performance rating for the prior year and using the relevant share price calculation (as for the Bonus Shares) at the award date, with ultimate vesting of those awards subject to performance conditions as approved by the Remuneration Committee.
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
Total Shareholder Return (TSR) - 70% Weighting
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

AFR – 66

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
The Peer Group is set out in the table below.

Peer group companies for TSR comparison
AngloGold Ashanti Limited
Anglo American Platinum Limited
Gold Fields Limited
Impala Platinum Holdings Limited
Northam Platinum Limited
Exxaro Resources Limited
Harmony Gold Mining Company Limited
African Rainbow Minerals Limited

Sibanye-Stillwater’s TSR over the vesting period is compared with the Peer Group TSR curve constructed on a market capitalisation weighted basis. The annualised TSR over the vesting period (TSRANN) is determined for each of the companies in the Peer Group. The Peer Group companies are sorted from lowest to highest TSRANN. The average market capitalisation based on daily closing price is determined for each company, and each peer company is assigned its proportion of the overall average market capitalisation of the Peer Group. The peer company TSR curve is plotted at the midpoint of each company’s percentage of Peer Group market capitalisation on a cumulative basis above the worse performing companies in the Peer Group. In the event that one or more of the peer companies become ineligible for comparison, a peer company curve based on the companies remaining in the Peer Group is utilised.
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
Return On Capital Employed (ROCE) - 30% Weighting
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

ROCE element of performance condition Annual ROCE	% vesting
≤Ke	0%
Ke + 1%	16.7%
Ke + 2%	33.3%
Ke + 3%	50.0%
Ke + 4%	66.7%
Ke + 5%	83.3%
Ke + 6%	100.0%
AFR – 67

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

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

Valuation model and inputs
A Monte Carlo Simulation model was used to value equity-settled share-based payment awards. The inputs to the valuation model for share awards granted were as follows:

Performance shares				Bonus shares
2019	2020	2021	MONTE CARLO SIMULATION	2021	2020	2019
54.82	n/a	n/a	Weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option) %	n/a	n/a	n/a
3	n/a	n/a	Expected term (years)	n/a	n/a	n/a
n/a	n/a	n/a	Expected term (months)	n/a	n/a	9 - 18
1.22	n/a	n/a	Expected dividend yield %	n/a	n/a	0.00
7.19	n/a	n/a	Weighted average three-year risk-free interest rate (based on SA interest rates) %	n/a	n/a	7.06 / 7.07
11.17	n/a	n/a	Weighted average fair value	n/a	n/a	15.58
Share awards granted, exercised and forfeited under the 2017 Share Plan

Performance shares				Bonus shares
2019	2020	2021	Number of instruments	2021	2020	2019
48,535,348	68,236,442	62,597,425	Outstanding at beginning of the year	—	2,582,489	3,269,210
			Movement during the year:
30,512,439	—	—	Granted during the year	—	—	3,994,507
—	(1,005,668)	(32,299,213)	Vested	—	(2,541,680)	(5,823,174)
(10,811,345)	(4,633,349)	(5,098,696)	Forfeited	—	(40,809)	1,141,946
68,236,442	62,597,425	25,199,516	Outstanding at end of the year	—	—	2,582,489
Share awards granted, exercised and forfeited under the 2013 Share Plan

Performance shares				Bonus shares
2019	2020	2021	Number of instruments	2021	2020	2019
15,215,982	11,157,460	—	Outstanding at beginning of the year	—	—	—
			Movement during the year:
—	—	—	Granted during the year	—	—	—
(467,017)	(5,055,647)	—	Vested	—	—	—
(3,591,505)	(6,101,813)	—	Forfeited	—	—	—
11,157,460	—	—	Outstanding at end of the year	—	—	—

AFR – 68

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Directors' and prescribed officers' equity-settled instruments
The directors and prescribed officers of Sibanye-Stillwater held the following equity-settled instruments in the above 2017 Share Plan and 2013 Share Plan at 31 December 2021:

	2020¹	Instruments granted	Equity-settled instruments vested during the year			Instruments forfeited	2021
	Number of instruments	Number of instruments	Number of instruments	Average price	Share proceeds (rand)[2]	Number of instruments	Number of instruments
Executive directors
Neal Froneman[3]	7,367,415	—	4,002,071	66.04	264,277,984	438,753	2,926,591
Charl Keyter	3,537,172	—	2,037,730	62.99	128,348,469	223,401	1,276,041
Prescribed officers[4]
Dawie Mostert	1,806,597	—	989,754	62.99	62,340,634	108,510	708,333
Themba Nkosi	1,545,938	—	795,975	62.99	50,135,281	87,265	662,698
Richard Stewart	2,092,644	—	1,135,892	62.99	71,545,294	124,531	832,221
Robert van Niekerk	2,977,711	—	1,633,445	62.99	102,884,170	175,258	1,169,008
1 Prior to the implementation of a scheme of arrangement (refer note 26), the share awards were issued and settled by SGL. From 24 February 2020, all share awards are settled by the Company. No new equity-settled instruments were issued since 2019
2 Amounts represent earnings taxable in the hands of the participants. These were calculated by taking vesting date closing share prices of the Company multiplied by the number of vested units
3 Numbers include American Depositary Receipts (ADRs) and JSE listed shares and as a result of the dual service contract
4 In 2021, Sibanye-Stillwater introduced a new executive level of management (referred to as the C-suite). Therefore from 2021, only C-suite members are disclosed as prescribed officers of Sibanye-Stillwater. In 2020, the following individuals were also disclosed as prescribed officers:
•Chris Bateman - 827,604 number of instruments at 31 December 2020 (ceased performing an Executive Vice President (EVP) role on 6 September 2020)
•Shadwick Bessit - 1,319,721 number of instruments at 31 December 2020 (ceased performing an EVP role on 16 January 2021)
•Wayne Robinson - 1,848,201 number of instruments at 31 December 2020 (not a C-suite member)
6.2 Equity-settled share-based payments - DRDGOLD
On 2 December 2019, the shareholders of DRDGOLD approved a new equity-settled long-term incentive scheme (New DRDGOLD LTI Scheme) to replace the cash-settled long-term incentive scheme established in November 2015. Under the New DRDGOLD LTI Scheme, qualifying employees are awarded conditional shares on an annual basis, comprising performance shares (80% of the total conditional shares awarded) and retention shares (20% of the total conditional shares awarded). Conditional shares will vest 3 years after grant date and will be settled in the form of DRDGOLD shares at a zero-exercise price.
The first grant was made on 2 December 2019. 50% of the grant vested on 2 December 2021 and the remaining 50% will vest on the 3rd anniversary of the grant. The second and third grants under the New DRDGOLD LTI Scheme were made on 22 October 2020 and 20 October 2021 and will vest on their respective 3rd anniversaries, depending on performance conditions having been met.
The key conditions are as follows:
•Retention shares: 100% of the retention shares will vest if the employee remains in the employ of DRDGOLD at vesting date and individual performance criteria are met.
•Performance shares: Vesting is dependent on a total shareholder return measure referencing DRDGOLD’s weighted average cost of capital and considering a peer group of companies.
6.3 Cash-settled share-based payments - Sibanye-Stillwater
2020 Share Plan and 2021 Revised Share Plan
With effect from the March 2020 remuneration cycle, long-term incentive awards are made on a cash-settled basis rather than equity- settled. This includes awards of both Forfeitable Share Units (FSUs) and Conditional Share Units (CSUs) (previously referred to as Bonus Shares and Performance Shares awards under the equity-settled schemes).
Apart from the change in manner of settlement to cash, the terms and conditions of 2020 Share Plan are the same as the 2017 Share Plan. The FSUs have the same terms as the previous Bonus Shares and CSUs have the same terms as the previous Performance Shares. The value of the cash settlement is therefore the same as the value of the shares that would have vested according to the rules in previous arrangements. Existing unvested equity-settled awards under the 2017 Share Plan remain unchanged and will be settled in the Company’s shares to the extent that they vest.

AFR – 69

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Revisions were introduced to cash-settled awards from the March 2021 remuneration cycle for new awards granted (2021 Revised Share Plan). The 2021 Revised Share Plan is similar to the 2020 Share Plan as it remains cash-settled, consists of FSU and CSU awards and contain the same service conditions as the 2020 Share Plan. However, key revisions include updated peer companies, changes in the assessment of the total shareholders’ return (TSR) performance condition, introduction of an Environmental, Social and Governance (ESG) performance condition and a change from return on capital employed (ROCE) to a return on invested capital (ROIC) performance condition. The weighting of the performance conditions for the TSR, ESG and ROIC measures are 50%, 20% and 30% respectively. The performance conditions also have super-stretch targets that could result in vesting of up to 250% of the relevant weighting if the target is achieved.
The key terms of each performance condition relating to the 2021 Revised Share Plan are as follows:
•TSR: The performance condition is similar to the 2020 Share Plan, except that it is measured on a weighted average basis following an index-like approach. Both platinum and gold companies are included in the peer group and performance is measured over the three year measurement period. In selecting the appropriate peer companies, factors such as market capitalisation, geographical exposure, listing on multiple exchanges as well as gold and platinum commodity exposure were taken into account.
•ROIC: Like ROCE, ROIC is a capital efficiency measure which calculates how efficiently the Group allocates its controllable capital to profitable investments. It provides an indication of the Group’s quality of earnings with reference to the risk categorisation of its underlying asset portfolio. ROIC will be calculated on an annualised basis over the three year vesting period as net operating profit after tax divided by invested capital, which is defined as total assets less current liabilities less cash.
•ESG: Performance will be assessed over the three year performance period using an ESG scorecard, applicable to each year of the performance period. The performance condition on vesting will be determined as the average performance over the three years.
•The peer companies under the 2021 Revised Share Plan that relate to the TSR performance condition are as follows:

Peer group companies for TSR comparison
AngloGold Ashanti Limited
Anglo American Platinum Limited
Gold Fields Limited
Impala Platinum Holdings Limited
Northam Platinum Limited
Fresnilo Plc
Harmony Gold Mining Company Limited
Kinross Gold Corporation
At each reporting date, on vesting date and on settlement date, the liability for the cash payment relating to the FSUs and CSUs awarded is measured/ remeasured at fair value. Similar to the equity-settled schemes, fair value is determined using a Monte Carlo Simulation model, with key inputs including the Company’s share price, risk free rate, dividend yield and volatility.
Awards granted, exercised and forfeited under the 2020 Share Plan

Conditional Share Units				Forfeitable Share Units
2019	2020	2021	Number of units	2021	2020	2019
—	—	15,319,984	Outstanding at beginning of the year	950,220	—	—
			Movement during the year:
—	16,199,788	10,814	Granted during the year	125,693	1,985,819	—
—	(10,891)	(351,069)	Vested	(997,390)	(965,294)	—
—	(868,913)	(1,225,520)	Forfeited	(24,655)	(70,305)	—
—	15,319,984	13,754,209	Outstanding at end of the year	53,868	950,220	—
Awards granted, exercised and forfeited under the 2021 Revised Share Plan
AFR – 70

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

Conditional Share Units				Forfeitable Share Units
2019	2020	2021	Number of units	2021	2020	2019
—	—	—	Outstanding at beginning of the year	—	—	—
			Movement during the year:
—	—	3,672,565	Granted during the year	1,510,599	—	—
—	—	—	Vested	(722,474)	—	—
—	—	(227,078)	Forfeited	(91,811)	—	—
—	—	3,445,487	Outstanding at end of the year	696,314	—	—
Valuation model and inputs
A Monte Carlo Simulation model was used to value cash-settled share-based payment awards. The inputs to the valuation model for share awards granted were as follows:

Conditional Share Units				Forfeitable Share Units
2019	2020	2021	MONTE CARLO SIMULATION	2021	2020	2019
-	70.10	44.29 - 68.56	Weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option) %	n/a	n/a	-
-	3	1 - 3	Expected term (years)	n/a	n/a	-
-	36	14 - 36	Expected term (months)	9 - 18	9 - 18	-
-	7.82	4.62 - 8.99	Expected dividend yield (USA/SA) %	27.67/6.39	12.92/6.66	-
-	3.62	4.81 - 5.68	Risk-free interest rate (USA/SA) %	0.56/4.35	0.14/3.40	-
-	R60.00	R49.10	Weighted average share price (ADR/JSE)	US$12.54/R49.10	US$15.89/R60	-
-	40.38	29.95	Weighted average fair value (SA rand)	53.14	67.72	-
Directors' and prescribed officers’ cash-settled instruments
The directors and prescribed officers of Sibanye-Stillwater held the following cash-settled instruments in the above 2020 Share Plan and 2021 Revised Share Plan as at 31 December 2021:

	2020	Instruments granted	Cash-settled instruments vested during the year			Instruments forfeited	2021
	Number of instruments	Number of instruments	Number of instruments	Average price	Cash proceeds (rand)¹	Number of instruments	Number of instruments
Executive directors
Neal Froneman[2]	1,633,633	468,784	162,869	54.20	8,827,342	—	1,939,548
Charl Keyter	729,148	233,594	78,423	53.91	4,227,681	—	884,319
Prescribed officers[3]
Dawie Mostert	405,098	118,646	44,056	53.91	2,375,175	—	479,688
Themba Nkosi	326,499	94,611	38,113	53.90	2,054,441	—	382,997
Richard Stewart	407,957	165,783	44,285	53.92	2,387,830	—	529,455
Laurent Charbonnier	138,895	173,081	75,421	55.32	4,171,990	—	236,555
Lerato Legong	148,362	72,267	8,922	50.11	447,095	—	211,707
Robert van Niekerk	655,174	186,830	69,455	54.03	3,752,841	—	772,549
1 Amounts represents pre-tax earnings paid to participants. For South African participants, these amounts were calculated by taking the Company’s VWAP share price on vesting date multiplied by the number of vested units
2 Numbers include ADRs and JSE listed shares as a result of the dual service contract
3 In 2021, Sibanye-Stillwater introduced a new executive level of management (referred to as the C-suite). Therefore from 2021, only C-suite members are disclosed as prescribed officers of Sibanye-Stillwater. In 2020, the following individuals were also disclosed as prescribed officers:
•Chris Bateman - 34,920 number of instruments at 31 December 2020 (ceased performing an EVP role on 6 September 2020)
•Shadwick Bessit - 458,278 number of instruments at 31 December 2020 (ceased performing an EVP role on 16 January 2021)
•Hartley Dikgale - 1,646 number of instruments at 31 December 2020 (ceased performing an EVP role on 31 March 2020)
•Wayne Robinson - 390,937 number of instruments at 31 December 2020 (not a C-suite member)

AFR – 71

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
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
6.5 Cash-settled share-based payments - Rustenburg B-BBEE transaction
In terms of the Rustenburg operation transaction, a 26% equity stake in SRPM was acquired by the B-BBEE SPV (the Rustenburg B-BBEE Transaction) by a vendor financed facility from Sibanye Platinum Proprietary Limited (Sibanye Platinum), on the following terms:
•Interest at up to 0.2% above Sibanye-Stillwater’s highest cost of debt. Once the capped amount is reached, interest ceases to accrue so that the capped amount is not exceeded. However, once the facility reduces below R3.5bn, interest starts to accrue again
•Post payment of the annual Deferred Payment to Rustenburg Platinum Mines Limited (RPM) and in respect of any repayment by SRPM of shareholder loans or the distribution of dividends, 74% will be paid to Sibanye Platinum and 26% to B-BBEE SPV
•Of the 26% payment to B-BBEE SPV, 85% will be used to service the facility owing by B-BBEE SPV to Sibanye Platinum
•The remaining 15% of any such payment or 100%, once the facility owing by B-BBEE SPV to Sibanye Platinum is repaid, will be declared by B-BBEE SPV as a dividend to the B-BBEE SPV shareholders
•The facility will be capped at R3,500 million
The IFRS 2 expense is based on 44.8% of the 26% interest relating to Bakgatla-Ba-Kgafela Investment Holdings and Siyanda Resources Proprietary Limited, as the Rustenburg Mine Community Trust and Rustenburg Mine Employees Trust are controlled and consolidated by Sibanye-Stillwater. The 44.8% interest was based on the expected discounted future cash flows of the expected PGM reserves and costs to extract the PGMs.
6.6 Cash-settled share-based payments - Marikana B-BBEE transaction
Effective 13 April 2021, the Group restructured the previously highly indebted Lonmin Limited (changed to Sibanye UK Limited on 25 March 2021) broad-based black economic empowerment (B-BBEE) structure in relation to WPL and EPL (collectively referred to as “Marikana”), so as to ensure the sustainability of the B-BBEE shareholding in Marikana and facilitate the realisation of value to the B-BBEE shareholders (Restructuring Transaction).
The Restructuring Transaction resulted in the cancellation of the previous preference share funding provided to a special purpose vehicle (Phembani SPV) held by the Phembani Group Proprietary Limited group (Phembani Group). As replacement, the Group subscribed for new preference shares at a nominal amount in Phembani SPV. These preference shares will earn dividends capped to R2.6 billion and will be funded through 90% of the dividends attributable to the Phembani Group as and when paid by Marikana. In addition, while the Sibanye UK Limited (Sibanye UK) loans to WPL are still outstanding, REO will subscribe for additional preference shares as an additional funding mechanism to ensure Phembani SPV receives a minimum level of cash flows (as determined in terms of a formula). In essence the subscription price of the preference shares will be in the form of a top up payment to a maximum of R22 million for any annual period where the dividend payable by Marikana to Phembani SPV is less than R22 million and will be added to the capped dividend amount of the preference shares. The preference shares will be redeemed at the earlier of 12.5 years from the issue date or when the capped dividend amount is reached.
The new arrangement provides the Marikana shareholders with access to distributable Marikana profits in the short and medium term through the introduction of a 10% trickle dividend while any Marikana shareholder loans or loans from Sibanye UK to WPL are outstanding. At the effective date of the transaction, the Sibanye UK loans to WPL amounted to R12,533 million (denominated in $722 million and R2,057 million). There were no Marikana shareholder loans outstanding at the effective date of the Restructuring Transaction. Once the loans from Sibanye UK have been settled and while there are no Marikana shareholder loans outstanding, the Marikana shareholders will have a right to participate fully in their attributable portion of Marikana’s dividends over the remaining life-of-mine. However, a 90% portion of the Phembani Group’s attributable dividends will continue to be applied against the preference dividends until the preference shares have been redeemed.
The obligations to pay dividends to entities controlled by the Group, being REO and the Marikana Trusts, eliminate on consolidation. At the effective date, the Restructuring Transaction resulted in the Group recognising the following liabilities:
•Cash-settled share-based payment obligation under IFRS 2 Share-based Payment (IFRS 2) amounting to R404 million (refer table below)
•Marikana dividend obligation under IFRS 9 Financial Instruments (IFRS 9) amounting to R1,146 million (refer note 22.2)

AFR – 72

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
The tables below set out the shareholding structure and, for illustrative purposes only, the flow of R100 million distributable profits from Marikana while any Marikana shareholder loans or Sibanye UK loans are still outstanding and after these loans have been settled:
Before shareholder loans and Sibanye UK loans repaid
After shareholder loans and Sibanye UK loans repaid

SSW
100%
100%
Phembani Group
Sibanye UK
Sibanye Platinum Proprietary Limited
R22m
100%
100%
R90m1
Phembani SPV7
R21.9m4
R0.8m9
R0.9m
100%
Acquisition SPV
Other shareholders6
REO8
R0.9m3
50.03%
R0.5m3
26.41%
R0.4m3
23.56%
Incwala Resources
R1.8m
100%
Incwala Platinum
R7.6m2
Marikana Trusts5
5.6%
R0.6m2
R1.8m2
18%
WPL
EPL
76.4%
76.4%
SSW
100%
100%
Phembani Group
Sibanye UK
Sibanye Platinum Proprietary Limited
R0.9m
100%
100%
Phembani SPV7
R8.1m9
R9.0m
100%
Acquisition SPV
Other shareholders6
REO8
R9.0m3
50.03%
R4.7m3
26.41%
R4.2m3
23.56%
Incwala Resources
R18.0m
100%
Incwala Platinum
R76.4m10
Marikana Trusts5
5.6%
R5.6m10
R18.0m10
18%
WPL
EPL
76.4%
76.4%

1 R90 million (or 90%) of the distributable profits of Marikana applied towards the repayment of the Sibanye UK loans (or Marikana shareholder loans if any)
2 Distribution of remaining R10 million (10%) of the distributable profits of Marikana based on the proportionate shareholding
3 Distribution of the Incwala Platinum Proprietary Limited (Incwala Platinum) dividend received from Marikana based on proportionate shareholding
4 Subsequent subscription for additional “E” Preference Shares (top up payment) by REO in Phembani SPV, calculated in terms of the formula specified in the “E” Preference Shares subscription agreement for as long as the Sibanye UK loans are outstanding [R22 million less (R0.9 million Phembani SPV dividend – R0.8 million “E” Preference Share dividend)]
5 These dividend obligations, calculated in terms of the estimated future cash flows of Marikana (applying the assumptions disclosed below), eliminate on consolidation against the receivables in these trusts that are consolidated by the Group
6 The Group recognises IFRS 9 dividend obligations, calculated in terms of the estimated future cash flows of Marikana, included in other payables (refer note 22.2)
7 The Group recognises an IFRS 2 cash-settled share-based payment obligation, calculated in terms of the estimated future cash flows of Marikana (applying the assumptions disclosed below) and reduced by the estimated future preference dividends, included in cash-settled share-based payment obligations (refer below)
8 Dividends payable, directly by Marikana or indirectly through Incwala Resources Proprietary Limited (Incwala Resources), eliminate against the REO receivable on consolidation. The top up funding liability is calculated and recognised based on the estimated future cash flows of Marikana (applying the assumptions disclosed below) for as long as the Sibanye UK loan is outstanding. Management expects that the Sibanye UK loan will be repaid in full by 31 December 2022 and up to settlement do not expect that a top up payment will be required. Therefore, no obligation to subscribe for additional preference shares was recognised
9 90% of the Marikana dividends indirectly received by Phembani SPV will be distributed to REO as an “E” Preference dividend until the earlier of 12.5 years from the issue date or when the capped dividend amount is reached. This receivable is recognised on a net basis against the Phembani SPV cash-settled share-based payment liability (refer footnote 7 above)
10 Distribution of the Marikana distributable profits based on proportionate shareholding
AFR – 73

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Marikana’s obligation to pay dividends to the Phembani Group through the Incwala Platinum holding structure is recognised as a cash-settled share-based payment liability measured at fair value. Changes in fair value is recognised in profit or loss.
The following assumptions were applied in the 31 December 2021 calculation:

		2021	2020	2019
Long-term PGM (4E) basket price	R/4Eoz	23,957	—	—
Real discount rate - South Africa	%	13.2	—	—
Inflation rate - South Africa	%	6.0	—	—
Life-of-mine	years	18 - 50	—	—
The following table summarises the changes in the Marikana B-BBEE cash-settled share-based payment obligation:

Figures in million – SA rand	2021	2020	2019
Balance at the beginning of the year	—	—	—
Initial recognition of the Marikana B-BBEE cash-settled share-based payment obligation[1]	404	—	—
Changes in fair value	189	—	—
Cash-settled share-based payments made	(33)	—	—
Balance at end of the year	560	—	—
Current portion of cash-settled share-based payment obligation	(29)	—	—
Non-current portion of cash-settled share-based payment obligation	531	—	—
1 Included in gains/loss on financial instruments
6.7 Cash-settled share-based payments obligations
The following table shows a reconciliation of the total cash-settled share-based payment obligation of the Group for the year ended 31 December 2021:

Figures in million – SA rand	Notes	2021	2020	2019
Reconciliation of the cash-settled share-based payment obligations
Balance at beginning of the year		1,628	1,425	226
Cash-settled share-based payments expense[1]		232	353	73
Fair value loss on recognition of Marikana B-BBEE cash-settled share-based payment obligation	6.6, 7	404	—	—
Fair value loss on obligations[2]	7	860	129	1,218
Cash-settled share-based payments paid[3]		(240)	(275)	(91)
Foreign currency translation		3	(4)	(1)
Balance at end of the year		2,887	1,628	1,425
Reconciliation of the cash-settled share-based payment obligations in the Group
Cash-settled share-based payment - Rustenburg B-BBEE transaction		2,067	1,468	1,367
Cash-settled share-based payment - Marikana B-BBEE transaction		560	—	—
Cash-settled share-based payment - Employee incentive schemes		260	160	58
Balance at end of the year		2,887	1,628	1,425
Current portion of cash-settled share-based payment obligations		(58)	(33)	(82)
Non-current portion of cash-settled share-based payment obligations		2,829	1,595	1,343
1 Included in the amount is a cash-settled share-based payment expense for the year ended 31 December 2021 relating to the 2020 Share Plan and 2021 Revised Share Plan amounting to R232 million. For the year ended 31 December 2020, the expense includes cash-settled share-based payment expenses of Stillwater of R1 million (31 December 2019: R9 million) and DRDGOLD Limited of R128 million (31 December 2019: R64 million), with the remainder of FY2020 relating to the 2020 Share Plan
2 The fair value adjustment relates to the Rustenburg and Marikana B-BBEE Transaction and is included in the loss on financial instruments in profit or loss
3 Payments made during the year relate to vesting of cash-settled awards to employees, payments made on the Rustenburg and Marikana B-BBEE Transactions as well as the vesting of the last tranche of the November 2015 grant relating to DRDGOLD

AFR – 74

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
6.8 Share-based payment expenses
Share based payment expenses for the year consisted of the following:

Figures in million – SA rand	Notes	2021	2020	2019
Sibanye-Stillwater 2020 Share Plan and 2021 Revised Share Plan (cash-settled scheme)	6.3	(232)	(226)	—
Sibanye-Stillwater 2017 Share Plan (equity-settled scheme)	6.1	(132)	(145)	(194)
Sibanye-Stillwater 2013 Share Plan (equity-settled scheme)	6.1	—	—	(96)
Stillwater (cash-settled scheme)		—	—	(9)
DRDGOLD (equity-settled scheme)	6.2	(19)	(13)	—
DRDGOLD (cash-settled scheme)	6.4	—	(128)	(64)
Total share-based payment expense		(383)	(512)	(363)
Reconciliation of the cash-settled and equity-settled share-based payment expense:
Cash-settled share-based payment expense[1]		(232)	(354)	(73)
Equity-settled share-based payment expense		(151)	(158)	(290)
Total share-based payment expense		(383)	(512)	(363)
1 Included in the cash-settled share-based payment expense for the year ended 31 December 2021 are grant date fair value losses of R267 million (2020: R120 million) and fair value gains after grant date of R35 million (2020: fair value losses after grant date of R232 million) relating to the 2020 Share Plan and 2021 Revised Share Plan
7. Loss on financial instruments

Figures in million – SA rand	Notes	2021	2020	2019
Fair value loss on gold hedge contracts[1]		—	(458)	(110)
Fair value gain on palladium hedge contract[2]		234	36	—
Fair value loss on derivative financial instrument	28.6	—	(70)	(3,912)
Fair value loss on cash-settled share-based payment obligations (Rustenburg and Marikana B-BBEE transactions)	6.7	(1,264)	(129)	(1,218)
Loss on the revised cash flow of the Rustenburg Deferred Payment	22.2	(4,653)	(2,081)	(724)
(Loss)/gain on the revised cash flow of the Burnstone Debt	28.7	(2)	264	(97)
Loss on the revised cash flow of the Marikana dividend obligation	22.2	(468)	—	—
Other[3]		(126)	(12)	46
Total loss on financial instruments		(6,279)	(2,450)	(6,015)
1 On 9 March 2020, Sibanye-Stillwater concluded a gold hedge agreement which commenced on 1 April 2020, comprising the delivery of 1,800 kilograms of gold (150 kilograms per month) with a zero cost collar which establishes a minimum floor of R800,000 per kilogram and a maximum cap of R1,080,000 per kilogram. The gold hedge agreement concluded during March 2021. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss
2 On 17 January 2020, Stillwater Mining Company (wholly-owned subsidiary of Sibanye-Stillwater) concluded a palladium hedge agreement which commenced on 28 February 2020, comprising the delivery of 240,000 ounces of palladium over two years (10,000 ounces per month) with a zero cost collar which establishes a minimum and a maximum cap of US$1,500 and US$3,400 per ounce, respectively. On 24 March 2021, Stillwater Mining Company concluded an additional palladium hedge agreement commencing on 28 February 2022, comprising the delivery of 140,000 ounces of palladium over a 14-month period (10,000 ounces per month) with a zero cost collar which establishes a minimum floor and a maximum cap of US$1,800 and US$3,300 per ounce, respectively. For the year ended 31 December 2021 the combined unrealised gain was R234 million (2020: R36 million). As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss
3 Included in the amount for the year ended 31 December 2021 is a gain on initial recognition of the investment in ioneer Limited of R51 million and a loss on initial recognition of the investment in New Century Resources Limited of R85 million (refer note 20)
AFR – 75

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
8. Other costs and other income
8.1 Other costs

Figures in million – SA rand	2021	2020	2019
Care and maintenance	(737)	(814)	(766)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	—	—	(89)
Loss due to dilution of interest in joint operation	(4)	(30)	—
Non-recurring COVID-19 costs	(3)	(97)	—
Corporate and social investment costs	(288)	(258)	(150)
Cost incurred on employee and community trusts	(744)	(508)	(50)
Exploration costs	(12)	(33)	(11)
Non-mining royalties	(327)	(193)	(87)
Strike related costs	—	(1)	(402)
Service entity costs	(534)	(501)	(404)
Other	(369)	(292)	(351)
Total other costs	(3,018)	(2,727)	(2,310)
8.2 Other income

Figures in million – SA rand	2021	2020	2019
Income on settlement of legal dispute	—	580	—
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	167	464	—
Service entity income	398	383	264
Sundry income	183	231	220
Profit on sale of St Helena	16	—	—
Total other income	764	1,658	484
9. Restructuring costs
Restructuring costs of R107 million (2020: R436 million, 2019: R1,252 million) were incurred in 2021 and included voluntary separation packages. The restructuring costs mainly related to the SA gold operations and the SA PGM operations, which amounted to R69 million (2020: R108 million, 2019: R357 million) and R27 million (2020: R310 million, 2019: R867 million), respectively.

AFR – 76

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
10. (Impairments)/reversal of impairments

Figures in million – SA rand	Note	2021	2020	2019
Impairment of mining assets		(5,148)	(1)	(6)
Impairment of goodwill	17	—	—	(54)
Reversal of impairment/(impairment) of equity-accounted investee		—	120	(12)
Other reversal of impairment		—	2	—
Impairment of loan to equity-accounted investee		—	—	(14)
Total (impairments)/reversal of impairments		(5,148)	121	(86)
31 December 2021
Impairment to the Driefontein, Kloof and Beatrix mining assets
At 31 December 2021, a number of factors were identified that negatively impact the ability of the Driefontein, Kloof and Beatrix operations to recover the carrying value of mining assets over their respective remaining life-of-mines. The impairment calculation detailed below is most sensitive to cost base changes, commodity prices, production levels, discount rates and rand/US dollar exchange rates.
Above inflationary increases are expected in major cost components, in particular electricity and labour cost increases which affect all three operations. Consensus commodity long-term prices indicate that forecast gold prices are lower than the spot price of US$1,829/oz at 31 December 2021. Lower commodity prices will have a significant adverse impact on the ability of these already marginal operations to generate positive cash flows when considering the continued increase in the cost base of the operations. In FY2020, there was an overall decrease in market interest rates, while these rates showed a marginal increase in H1 2021 and further increases in H2 2021. The continued increases in market interest rates negatively impacts the value in use calculation by increasing the cost of debt element of the discount rate applied. Furthermore, the long-term consensus forecast rand exchange rate against the US dollar shows a strengthening of the rand in FY2022 compared to prior year forecasts. Since the revenue of the operations is converted to rand, a stronger rand will have an adverse impact on the profitability of the operations.
The above considerations, coupled with ageing infrastructure and declining life-of-mines, impacted forecast cash flows and led to the recognition of impairment losses at 31 December 2021 on the Driefontein, Kloof and Beatrix reportable segments of R212 million, R3,642 million and R1,293 million, respectively. These operations are included under SA gold in the segment report (refer note 2) and each represent a separate cash-generating unit (CGU).
The CGUs were impaired to their respective recoverable amounts based on a value in use calculation in which future expected cash flows are discounted to a present value based on an appropriate discount rate.
The assumptions applied in the value in use impairment calculation as well as the recoverable amount for each of the CGUs are set out below:

		Driefontein	Kloof	Beatrix
Weighted average gold price[1]	R/kg	770,182	764,176	816,271
Exchange rate[1]		15.0	15.0	15.0
Inflation rate[2]	%	6.0	6.0	6.0
Nominal discount rate[3]	%	13.3	13.5	11.5
Life-of-mine[4]	years	8	9	4
Recoverable amount	R million	3,905	2,815	210
1 The weighted average gold prices and the exchange rate were derived by considering various bank and commodity broker consensus forecasts
2 The inflation rate is based on historical mining inflation, projected electricity and labour cost increases and the forecast South African inflation rate
3 The nominal discount rate is calculated as the weighted average cost of capital of the respective CGUs
4 Periods longer than five years are considered appropriate based on the nature of the operations since a formally approved life-of-mine plan is used to determine cash flows over the life of each mine based on the available reserves

AFR – 77

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
31 December 2020
Reversal of impairment on investment in Rand Refinery Proprietary Limited (Rand Refinery)
Historically recognised impairment of the Group’s investment in the equity-accounted Rand Refinery amounting to R120 million was reversed at 31 December 2020 due to improvement in the investees financial position and forecasted return to stable dividend payments. The investment in Rand Refinery is accounted for in the SA gold corporate segment.
31 December 2019
Impairment of Qinisele Resources
The goodwill that arose on the acquisition of Qinisele Resources cannot be attributed to any current Sibanye-Stillwater operating CGUs (refer note 16.3). Qinisele Resources will perform an internal corporate function, mostly responsible for identifying, assessing and executing corporate actions. The business acquired will not generate external cash flows and has no future external mandates. Due to the factors mentioned, the recoverable amount of goodwill resulting from the application of IFRS 3 has been calculated at zero and fully impaired at year-end.

AFR – 78

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
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
Deferred tax is not recognised for:
•temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss
•temporary differences related to investments in subsidiaries, and interests in associates and joint ventures to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that these will not reverse in the foreseeable future
•taxable temporary differences arising on the initial recognition of goodwill
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.
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

AFR – 79

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
11.1 Royalties
Revenue from mineral resources in South Africa are subject to the Mineral and Petroleum Resource Royalty Act 2008 (Royalty Act). The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Royalty Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Royalty Act) minerals payable to the State. The royalty in respect of refined and unrefined minerals (which include gold refined to 99.5% and above, and PGMs) is calculated by dividing earnings before interest and taxes (EBIT) by the product of 12.5 times, in respect of refined, and 9 times, in respect of unrefined, gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of mining revenue has been introduced on refined minerals and 7% on unrefined minerals. The effective rate of royalty tax payable for the year ended 31 December 2021 was approximately 0.6% (2020: 0.5% and 2019: 0.4%) of revenue at the SA gold operations and 3.0% (2020: 3.0% and 2019: 1.3%) of revenue at the SA PGM operations.

Figures in million – SA rand	2021	2020	2019
Current charge	(2,923)	(1,768)	(431)
SA gold royalties	(167)	(142)	(74)
SA PGM royalties	(2,756)	(1,626)	(357)
Prior year royalty tax refund	209	3	—
Total royalties	(2,714)	(1,765)	(431)
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
The previously reported uncertain tax treatment relating to SRPM on the deductibility of a portion of the purchase consideration for the acquisition of the SRPM assets was resolved during 2021. The outcome of the South African Revenue Services (SARS) audit was primarily in favour of SRPM and additional deductions were allowed.
Lonmin Management Services (LMS), South African branch of Sibanye UK:
During January 2021, SARS issued an assessment to the Group relating to a transfer pricing audit on LMS for the years of assessment 2011-2014. Applying the same principles as those applied by SARS, a further exposure could exist for subsequent years of assessment. Management is of the opinion that the basis on which the deductions under consideration were claimed was correct and is following due process on the matter. No material payment is anticipated.

AFR – 80

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Mining and income tax
The components of mining and income tax are the following:

Figures in million – SA rand	Note	2021	2020	2019
Current tax		(13,506)	(5,374)	(1,849)
Mining tax		(11,816)	(4,442)	(1,364)
Non-mining tax		(220)	68	3
Company and capital gains tax		(1,470)	(1,000)	(488)
Deferred tax	11.3	(255)	516	3,582
Deferred tax charge		(593)	570	2,031
Prior year adjustment		252	—	—
Deferred tax rate adjustment[1]		86	(54)	1,551
Total mining and income tax		(13,761)	(4,858)	1,733
1 The deferred tax rate adjustment in South Africa and the US was:

Figures in million – SA rand	2021	2020	2019
South Africa	200	(54)	(23)
United States	(114)	—	1,574
Deferred tax rate adjustment	86	(54)	1,551
The change in the estimated long-term deferred tax rate at which the temporary differences will reverse as a result of applying the mining tax formula at the SA gold operations, amounted to a deferred tax benefit of R200 million for the year ended 31 December 2021 (2020: charge of R54 million and 2019: charge of R23 million)
With contract changes during 2019, the US PGM operations experienced a shift of its state tax exposure out of New Jersey state resulting in a deferred tax rate adjustment of R1,574 million (benefit)
Reconciliation of the Group’s mining and income tax to the South African statutory company tax rate of 28%:

Figures in million – SA rand	2021	2020	2019
Tax on (profit)/loss before tax at maximum South African statutory company tax rate (28%)	(13,316)	(9,934)	364
South African gold mining tax formula rate adjustment	63	118	(193)
US statutory tax rate adjustment	466	550	205
Non-deductible amortisation and depreciation	(13)	(14)	(15)
Non-taxable dividend received	7	21	2
Non-deductible finance expense[1]	(108)	89	(86)
Non-deductible share-based payments	(42)	(44)	(81)
Non-deductible loss on fair value of financial instruments	(1,021)	(890)	(571)
Non-taxable gain on foreign exchange differences	47	3	—
Non-taxable share of results of equity-accounted investees	557	476	202
(Non-deductible impairments)/non-taxable reversal of impairments	(22)	33	(22)
Non-taxable gain on acquisition	—	—	309
Non-deductible transaction costs	(69)	(50)	(94)
Tax adjustment in respect of prior periods	386	133	12
Net other non-taxable income and non-deductible expenditure	351	258	534
Change in estimated deferred tax rate	86	(54)	1,551
(Deferred tax assets derecognised)/unrecognised deferred tax assets utilised[2]	(1,133)	4,447	(384)
Mining and income tax	(13,761)	(4,858)	1,733
Effective tax rate	29%	14%	133%
1 The non-deductible finance expense for the year ended 31 December 2020 is presented net after the reversal of an uncertain income tax treatment amounting to R182 million. This represents the conclusion on the section 163(j) interest limitation provided for by the US PGM operations under IFRIC 23 Uncertainty over Income Tax Treatments as at 31 December 2019
2 The amount for year ended 31 December 2021 include the derecognition of deferred tax assets of R837 million relating to deductible temporary differences, that can no longer be recognised due to the impairment of the mining assets in the SA gold operations

AFR – 81

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
11.3 Deferred tax

Figures in million – SA rand	Note	2021	2020	2019
Included in the statement of financial position as follows:
Deferred tax assets		(906)	(1,576)	(289)
Deferred tax liabilities		7,818	7,631	6,657
Net deferred tax liabilities		6,912	6,055	6,368
Reconciliation of the deferred tax balance:
Balance at beginning of the year		6,055	6,368	10,076
Deferred tax recognised in profit or loss	11.2	255	(516)	(3,582)
Deferred tax recognised in other comprehensive income		99	6	—
Foreign currency translation		503	197	(126)
Balance at end of the year		6,912	6,055	6,368
The detailed components of the net deferred tax liabilities which result from the differences between the amounts of assets and liabilities recognised for financial reporting and tax purposes are:

Figures in million – SA rand	2021	2020	2019
Deferred tax liabilities
Mining assets	10,763	11,910	9,759
Environmental rehabilitation obligation funds	587	962	682
Other	300	207	209
Gross deferred tax liabilities[1]	11,650	13,079	10,650
Deferred tax assets
Environmental rehabilitation obligation	(1,229)	(1,704)	(1,109)
Occupational healthcare obligation	—	(275)	(333)
Other provisions	(922)	(1,143)	(483)
Financial instruments	(19)	(427)	(1,351)
Tax losses and unredeemed capital expenditure	(2,518)	(3,437)	(990)
Share-based payment obligation	(50)	(38)	(16)
Gross deferred tax assets[2,3]	(4,738)	(7,024)	(4,282)
Net deferred tax liabilities	6,912	6,055	6,368
1 The aggregate amount of temporary differences associated with investments in subsidiaries, for which no deferred tax liabilities have been recognised under the IAS 12.39 exemption at 31 December 2021, amounts to R7,599 million (2020: R25,955 million and 2019: R12,075 million)
2 Historically, deferred tax assets in WPL and EPL were only recognised to the extent of deferred tax liabilities since it was not considered probable that taxable profit would be available against which the future tax deductions could be utilised. At 31 December 2020, management recognised deferred tax assets on WPL and EPL in excess of deferred tax liabilities for the first time since it became probable that sufficient future taxable profits will be available. In total, net deferred tax assets of R951 million was recognised at 31 December 2020. The deferred tax asset recognition is supported by the profit history of WPL and EPL and a positive future taxable profit outlook
3 The amount of deductible temporary differences, unused tax losses as well as unredeemed capital expenditure for which no deferred tax asset is recognised in the statement of financial position, amounted to R43,061 million (2020: R36,408 million and 2019: R46,220 million). Tax losses are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to operate for a period of longer than one year for the South African operations. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated. In Canada, tax losses expire after 20 years

AFR – 82

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
11.4 Net tax, carbon tax and royalties (receivable)/payable

Figures in million – SA rand	Notes	2021	2020	2019
Included in the statement of financial position as follows:
Tax receivable		(1,245)	(148)	(355)
Tax, carbon tax and royalties payable		199	797	509
Non-current portion of tax, carbon tax and royalties payable		10	9	59
Current portion of tax, carbon tax and royalties payable		189	788	450
Net tax, carbon tax and royalties (receivable)/payable		(1,046)	649	154

Reconciliation of the net tax, carbon tax and royalties payable/(receivable) balance:
Balance at beginning of the year		649	154	(395)
Royalties, carbon tax and current tax	11.1, 11.2	16,224	7,145	2,293
Royalties and tax paid		(17,894)	(6,525)	(1,819)
Royalties paid		(3,055)	(1,707)	(412)
Tax paid		(14,839)	(4,818)	(1,407)
Tax payable on acquisition of subsidiaries		—	—	69
Other		—	—	19
Foreign currency translation		(25)	(125)	(13)
Balance at end of the year		(1,046)	649	154

12. Earnings per share

Accounting policy
Headline earnings is presented as an additional earnings number allowed by IAS 33 Earnings per Share (IAS 33) and is calculated based on the requirements set out in SAICA Circular 1/2021. Earnings, as determined in IAS 33, is the starting point and certain remeasurements net of related tax (current and deferred) and NCI are excluded. A remeasurement is an amount recognised in profit or loss relating to any change (whether realised or unrealised) in the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability.

12.1 Basic earnings per share
Basic earnings per share (EPS) is calculated by dividing the profit or loss attributable to owners of Sibanye-Stillwater by the weighted average number of ordinary shares in issue during the year.

	2021	2020	2019
Weighted average number of shares
Ordinary shares in issue (’000)	2,808,406	2,923,571	2,670,030
Adjustment for weighting of ordinary shares in issue (’000)	90,398	(194,680)	(162,447)
Weighted average number of shares (’000)	2,898,804	2,728,891	2,507,583
Profit attributable to owners of Sibanye-Stillwater (SA rand million)	33,054	29,312	62
Basic EPS (cents)	1,140	1,074	2

AFR – 83

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
12.2 Diluted earnings per share
Diluted EPS is calculated by dividing the profit attributable to owners of Sibanye-Stillwater by the diluted number of ordinary shares in issue during the year.
Dilutive shares are the number of potentially dilutive ordinary shares that could be issued as a result of share awards granted to employees under the equity-settled share-based payment schemes (refer note 6). The US$ Convertible Bond was converted during October 2020 and was antidilutive for the years ended 31 December 2020 and 2019.

	2021	2020	2019
Diluted weighted average number of shares
Weighted average number of shares (’000)	2,898,804	2,728,891	2,507,583
Potential ordinary shares (’000)	28,442	49,061	71,371
Diluted weighted average number of shares (’000)	2,927,246	2,777,952	2,578,954
Diluted basic EPS (cents)	1,129	1,055	2
12.3 Headline earnings per share
Headline EPS is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the weighted average number of ordinary shares in issue during the year.
Reconciliation of profit attributable to owners of Sibanye-Stillwater to headline earnings:

Figures in million – SA rand unless otherwise stated	Notes	Gross	Net of tax
2021
Profit attributable to owners of Sibanye-Stillwater			33,054
Gain on disposal of property, plant and equipment		(36)	(27)
Impairments	10	5,148	3,861
Profit on sale of St Helena		(16)	(12)
Derecognition of property, plant and equipment in Marathon project	14	2	2
Re-measurement items, attributable to NCI			—
Headline earnings			36,878
Weighted average number of shares (’000)			2,898,804
Headline EPS (cents)			1,272
2020
Profit attributable to owners of Sibanye-Stillwater			29,312
Gain on disposal of property, plant and equipment		(99)	(74)
Reversal of impairment	10	(121)	(121)
Derecognition of property, plant and equipment in Marathon project	14	37	28
Re-measurement items, attributable to NCI			1
Headline earnings			29,146
Weighted average number of shares (’000)			2,728,891
Headline EPS (cents)			1,068
2019
Profit attributable to owners of Sibanye-Stillwater			62
Gain on disposal of property, plant and equipment		(77)	(58)
Impairments	10	86	67
Impairment of equity accounted associate		21	21
Gain on acquisition	16.1	(1,103)	(1,103)
Re-measurement items, attributable to NCI			3
Headline earnings			(1,008)
Weighted average number of shares (’000)			2,507,583
Headline EPS (cents)			(40)

AFR – 84

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
12.4 Diluted headline earnings per share
Diluted headline EPS is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the diluted weighted average number of ordinary shares in issue during the year.

	2021	2020	2019
Diluted headline earnings (R' million)	36,878	29,146	(1,008)
Diluted weighted average number of shares (’000)	2,927,246	2,777,952	2,578,954
Diluted headline EPS (cents)	1,260	1,049	(40)
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
Cash flows from dividends paid are classified under operating activities in the statement of cash flows.

The below table illustrates the dividends declared and paid:

Figures in million – SA rand unless stated otherwise	2021	2020	2019
Dividend declared and paid (interim)	8,347	1,338	—
Dividend declared after 31 December (final)	5,252	9,485	—
Total dividends declared for the year	13,599	10,823	—
Dividend per share (interim) - cents	292	50	—
Dividend per share (final) - cents	187	321	—
Dividends declared and paid during the financial year	17,832	1,338	—
Dividends declared and paid to NCI of subsidiaries during the financial year	344	360	85
Total dividends declared and paid for the year	18,176	1,698	85
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
Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on B-BBEE transactions, gain on acquisition, net other business development costs, share of results of equity-accounted investees, after tax and the impact of NCI, and changes in estimated deferred tax rate.
In line with Sibanye-Stillwater’s capital allocation framework, the Board of Directors resolved to pay a final dividend of 187 (2020: 321) SA cents per share. Together with the interim dividend of 292 (2020: 50) SA cents per share, which was declared and paid, this brings the total dividend for the year ended 31 December 2021 to 479 (2020: 371) cents per share and this amounts to a payout of 35% (2020: 35%) of normalised earnings.

AFR – 85

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Reconciliation of profit attributable to the owners of Sibanye-Stillwater to normalised earnings

Figures in million – SA rand	2021	2020	2019
Profit attributable to the owners of Sibanye-Stillwater	33,054	29,312	62
Adjusted for:
Loss on financial instruments	6,279	2,450	6,015
(Gain)/loss on foreign exchange differences	(1,149)	255	(325)
Gain on disposal of property, plant and equipment	(36)	(99)	(77)
Impairments/(reversal of impairments)	5,148	(121)	86
Gain on acquisition	—	—	(1,103)
Restructuring costs	107	436	1,252
Transaction costs	140	139	448
Occupational healthcare (gain)/expense	(14)	52	(40)
Loss on BTT early settlement	—	186	—
Income on settlement of legal dispute	—	(580)	—
Loss due to dilution of interest in joint operation	4	30	—
Early redemption premium on the 2025 Notes	196	—	—
Loss on settlement of US$ Convertible Bond	—	1,507	—
Change in estimated deferred tax rate	(86)	54	(1,551)
Share of results of equity-accounted investees after tax	(1,989)	(1,700)	(721)
Profit on sale of St Helena	(16)	—	—
Tax effect of the items adjusted above	(2,755)	(1,277)	(1,644)
NCI effect of the items listed above	—	(37)	(42)
Normalised earnings[1]	38,883	30,607	2,360
1 Non-IFRS measure such as normalised earnings is the responsibility of the Group’s Board of Directors and presented for illustration purposes only, and because of its nature, normalised earnings should not be considered as a representation of financial performance under IFRS

AFR – 86

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
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
These factors could include:
•changes in proved and probable Mineral Reserves
•differences between actual commodity prices and commodity price assumptions
•unforeseen operational issues at mine sites
•changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates
•changes in Mineral Reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine
The recoverable amounts of cash generating units (CGUs) and individual assets have been determined based on the higher of value in use calculations and fair value less cost to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold and PGM price assumptions may change which may then impact the Group estimated life-of-mine determinant and may then require a material adjustment to the carrying value of property, plant and equipment.
The Group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable by comparing expected future cash flows to these carrying values. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows of each group of assets. Expected future cash flows used to determine the value in use and fair value less costs to sell of property, plant and equipment are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot and future gold and PGM prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure (refer note 10).
Pre-production
The Group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project. The Group considers various relevant criteria to assess when the mine is substantially complete, ready for its intended use and moves into the production stage. Some of the criteria would include, but are not limited to the following:
•the level of capital expenditure compared to the construction cost estimates
•ability to produce metal in saleable form (within specifications)
•ability to sustain commercial levels of production of metal
When a mine construction project moves into the production stage, the capitalisation of certain mine construction costs ceases and costs are expensed, except for capitalisable costs related to mining asset additions or improvements, underground mine development or ore reserve development.
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

AFR – 87

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

Estimates of Mineral Reserves may change from period to period due to the change in economic assumptions used to estimate Mineral Reserves and due to additional geological data becoming available during the course of operations. Changes in reported proven and probable reserves may affect the Group’s financial results and position in a number of ways, including the following:
•asset carrying values may be affected due to changes in estimated cash flows
•depreciation and amortisation charges to profit or loss may change where these are calculated on the units-of production method, or where the useful lives of assets change
•decommissioning site restoration and environmental provisions may change where changes in ore reserves affect expectations about the timing or cost of these activities
•the carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits
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
•Mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortised over the life of the mine using the units-of-production method, based on estimated proved and probable Mineral Reserves
•Proved and probable Mineral Reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits
•Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over their estimated useful lives
•For certain shafts, which have a short life and/or are marginal, the depreciation is accelerated based on an adjustment to the reserves for accounting purposes

AFR – 88

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

Depreciation of non-mining assets
Non-mining assets are recorded at cost and depreciated on a straight-line basis over their current expected useful lives to their residual values as follows:
•Vehicles: 5 years
•Computers: 3 years
•Furniture and equipment: 1 - 10 years
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
When the review of the events or changes in circumstances of an asset or CGU that was previously impaired indicate that such historical carrying value is recoverable, the impairment is reversed. The reversal is limited so that the carrying value of the asset does not exceed its recoverable amount, nor exceed what the historical carrying amount would have been should the asset not have been impaired. Reversal of impairment losses are recognised in profit or loss. Reversal of impairment recognised in respect of a CGU is allocated to the individual assets in the CGU.
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

AFR – 89

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

Figures in million – SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2021
Cost
Balance at beginning of the year		115,954	90,093	23,823	2,038
Additions[1]		12,809	12,794	(3)	18
Change in estimates of rehabilitation assets[2]		(612)	29	(639)	(2)
Disposals		(254)	(231)	(23)	—
Derecognition of property, plant and equipment[3]		(2,065)	(2,062)	(3)	—
Transfers between classes of property, plant and equipment		—	161	105	(266)
Assets derecognised on loss with dilution of interest in joint operation		(2)	—	—	(2)
Assets dercognised on classification to other investments		(22)	—	—	(22)
Foreign currency translation		4,138	2,432	1,695	11
Balance at end of the year		129,946	103,216	24,955	1,775
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		55,354	48,657	4,998	1,699
Amortisation and depreciation	4	8,181	7,467	650	64
Impairment	10	5,120	5,025	94	1
Disposals		(210)	(189)	(21)	—
Derecognition of property, plant and equipment		(2,056)	(2,056)	—	—
Depreciation capitalised to inventory		120	120	—	—
Foreign currency translation		943	694	238	11
Balance at end of the year		67,452	59,718	5,959	1,775
Carrying value at end of the year		62,494	43,498	18,996	—
1 During the year, amortisation and depreciation on assets used in the development of the Blitz project was capitalised. As a result, additions include non-cash additions (or amortisation and depreciation capitalised) of R69 million
2 Includes a decrease to the environmental rehabilitation obligation of R638 million (refer note 30), decrease to the right of recoverability liability of R9 million and a decrease to the right of recoverability asset of R35 million
3 During the year, short-term ore reserve development, which was capitalised up to 31 December 2019 and fully depreciated by 2021, was derecognised as no future economic benefits are expected from its use
AFR – 90

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

Figures in million – SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2020
Cost
Balance at beginning of the year		107,285	82,046	23,210	2,029
Additions[1]		9,712	9,656	14	42
Change in estimates of rehabilitation assets[2]		(384)	(108)	(270)	(6)
Disposals		(63)	(43)	(20)	—
Derecognition of property, plant and equipment[3]		(1,968)	(1,905)	(63)	—
Transfers between classes of property, plant and equipment		—	(29)	29	—
Transfers to right-of-use assets		(2)	(2)	—	—
Assets derecognised on loss with dilution of interest in joint operation		(37)	—	(1)	(36)
Foreign currency translation		1,411	478	924	9
Balance at end of the year		115,954	90,093	23,823	2,038
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		49,805	43,877	4,303	1,625
Amortisation and depreciation	4	7,468	6,647	753	68
Impairment	10	1	—	—	1
Disposals		(60)	(41)	(19)	—
Derecognition of property, plant and equipment		(1,968)	(1,905)	(63)	—
Depreciation capitalised to inventory		117	117	—	—
Foreign currency translation		(9)	(38)	24	5
Balance at end of the year		55,354	48,657	4,998	1,699
Carrying value at end of the year		60,600	41,436	18,825	339
1 During the year, amortisation and depreciation on assets used in the development of the Blitz project was capitalised. As a result, additions include non-cash additions (or amortisation and depreciation capitalised) of R96 million
2 Includes a decrease to the environmental rehabilitation obligation of R318 million (refer note 30), decrease to the right of recoverability liability of R40 million and an increase to the right of recoverability asset of R26 million
3 During the year, short-term ore reserve development, which was capitalised up to 31 December 2018 and fully depreciated by 2020, was derecognised as no future economic benefits are expected from its use
AFR – 91

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

Figures in million – SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2019
Cost
Balance at beginning of the year		99,995	72,811	25,096	2,088
Additions[1]		7,803	7,791	—	12
Change in estimates of rehabilitation assets[2]		101	(99)	200	—
Disposals		(282)	(281)	(1)	—
Derecognition of property, plant and equipment[3]		(2,410)	(695)	(1,715)	—
Transfers between classes of property, plant and equipment		—	(95)	95	—
Transfers to right-of-use assets		(19)	(19)	—	—
Assets acquired on acquisition of subsidiaries		3,159	3,152	7	—
Assets derecognised on loss of control of subsidiary		(63)	—	—	(63)
Foreign currency translation		(999)	(519)	(472)	(8)
Balance at end of the year		107,285	82,046	23,210	2,029
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		45,437	38,576	5,277	1,584
Amortisation and depreciation	4	7,102	6,275	788	39
Impairment	10	5	—	—	5
Disposals		(257)	(257)	—	—
Derecognition of property, plant and equipment		(2,410)	(695)	(1,715)	—
Transfers to right-of-use assets		(16)	(16)	—	—
Depreciation capitalised to inventory		111	111	—	—
Foreign currency translation		(167)	(117)	(47)	(3)
Balance at end of the year		49,805	43,877	4,303	1,625
Carrying value at end of the year		57,480	38,169	18,907	404
1 During the year, amortisation and depreciation on assets used in the development of the Blitz project was capitalised. As a result, additions include non-cash additions (or amortisation and depreciation capitalised) of R86 million
2 Includes an increase to the environmental rehabilitation obligation of R105 million (refer note 30), decrease to the right of recoverability liability of R11 million and a decrease to the right of recoverability asset of R7 million
3 During the year, short-term ore reserve development, which was capitalised up to 31 December 2017 and fully depreciated by 2019, was derecognised as no future economic benefits are expected from its use

AFR – 92

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
15. Right-of-use assets

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

Refer to the lease liabilities note (refer note 29) for additional detail.

Figures in million – SA rand	Notes	2021	2020	2019
Balance at beginning of the year		296	361	—
Impact of adopting IFRS 16 on 1 January 2019		—	—	302
Additions and modifications		65	66	44
Right-of-use assets acquired on acquisition of subsidiaries (Lonmin acquisition)	16.1	—	—	133
Impairment of mining assets	10	(28)	—	—
Depreciation		(112)	(124)	(112)
Transfers and other movements		—	(8)	(6)
Foreign currency translation		1	1	—
Balance at end of the year		222	296	361

AFR – 93

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
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
On an acquisition-by-acquisition basis, the Group recognises any NCI in the acquiree either at fair value or at the non- controlling interest’s proportionate share of the acquiree’s net assets. Subsequently, the carrying amount of NCI is the amount of the interest at initial recognition plus the NCI’s share of the subsequent changes in equity, plus or minus changes in the portion of interest of the equity of the subsidiary not attributable, directly or indirectly, to Sibanye-Stillwater shareholders.
The excess of the consideration transferred, the amount of any NCI in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is a gain recognised directly in profit or loss.
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

AFR – 94

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
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
Consideration
The fair value of the consideration is as follows:

Figures in million – SA rand	2019
Equity instruments (290,394,531 ordinary shares)	4,307
Total consideration	4,307
Acquisition related costs
The Group incurred total acquisition related costs of R437 million (2020: R8 million, 2019: R284 million, 2018: R117 million, and prior to 2018: R28 million) on advisory and legal fees. These costs are recognised as transaction costs in profit or loss during the period in which incurred.
Identified assets acquired and liabilities assumed
The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

Figures in million – SA rand	Notes	2019
Property, plant and equipment	14	3,159
Right-of-use assets	15	133
Other investments		321
Environmental rehabilitation obligation funds	21	443
Other non-current assets		395
Inventories		5,220
Trade and other receivables		925
Other current assets		15
Cash and cash equivalents		2,999
Lease liabilities	29	(133)
Environmental rehabilitation obligation and other provisions	30	(1,697)
Other non-current liabilities		(863)
Borrowings	28	(2,575)
Trade and other payables		(2,586)
Other current liabilities		(99)
Total fair value of identifiable net assets acquired[1]		5,657
1 Fair value of assets and liabilities excluding property, plant and equipment, inventories, borrowings, non-current liabilities and environmental rehabilitation obligation approximate the carrying value
The fair value of property, plant and equipment was based on the expected discounted cash flows of the expected ore reserves and costs to extract the ore discounted at a real discount rate of 13.5% for the Marikana operations, an average platinum price of US$1,025/oz and an average palladium price of US$1,170/oz
The fair value of inventories was based on the estimated selling price less costs to complete and costs to sell
The fair value of borrowings is based on the settlement price. The Group restructured the Lonmin group entities funding arrangements to optimise financing costs. The Lonmin Pangaea Investments Management Limited (PIM) prepayment arrangement of US$174.3 million was fully settled by cash on hand and available within the Lonmin group on 5 July 2019
The fair value of other non-current liabilities is calculated based on a discounted cash flows using an effective discount rate of 12.5%
The fair value of environmental rehabilitation obligation is calculated with updated life-of-mines used in the discounted cash flows of property, plant and equipment

AFR – 95

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Gain on acquisition
A gain on acquisition has been recognised as follows:

Figures in million – SA rand	2019
Consideration	4,307
Fair value of identifiable net assets acquired	(5,657)
Non-controlling interest, based on the proportionate interest in the recognised amounts of assets and liabilities[1]	247
Gain on acquisition	(1,103)
1 The amount recognised as NCI represents the NCI holders’ effective proportionate share in the fair value of the identifiable net assets acquired
The excess of the fair value of the net assets acquired over the consideration is recognised immediately in profit or loss as a gain on acquisition. The gain on acquisition is attributable to the transaction being attractively priced, and is consistent with the statement by the boards of Sibanye-Stillwater and Lonmin, that the purchase price reflected the recovery in PGM prices at the time of the increased offer, balanced against the fact that Lonmin, pre-acquisition, was financially constrained and unable to fund the significant investment required to sustain its business and associated employment.
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

Figures in million – SA rand	2019
Consideration	127
Fair value of identifiable net assets acquired	(4)
Goodwill	123
The goodwill is attributable to the talent and skills of SFA (Oxford)’s workforce.
The goodwill has been allocated to the Stillwater, Rustenburg and Kroondal cash generating units (refer note 17). None of the goodwill recognised is expected to be deducted for tax purposes.
16.3 Qinisele Resources acquisition
On 29 October 2019, Sibanye-Stillwater entered in to a sale of shares agreement to buy the entire issued share capital of Qinisele Resources, a boutique advisory company that specialises in corporate finance, investor relations and research for a total of R55 million.
The acquisition was subject to the fulfilment of various conditions precedent which were completed on 31 October 2019 and Sibanye- Stillwater obtained control (100%) on 1 November 2019 (acquisition date).
The PPA was prepared on a provisional basis in accordance with IFRS 3 at the effective date. No new information was obtained within one year of the acquisition date that required adjustments to the amounts recognised.

Figures in million – SA rand	2019
Consideration	55
Fair value of identifiable net assets acquired	(1)
Goodwill	54
The goodwill is attributable to the experience and skills of Qinisele’s workforce (refer note 17).

AFR – 96

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
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
Accounting policy
Goodwill is stated at cost less accumulated impairment losses. In accordance with the requirements of IAS 36 Impairment of Assets, the Group performs its annual impairment review of goodwill at each financial year end or whenever there are impairment indicators to establish whether there is any indication of impairment to goodwill. Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. An impairment is made if the carrying amount exceeds the recoverable amount. The recoverable amount is determined as the higher of “value in use” and “fair value less cost to sell”, based on the cash flows over the life of the CGUs and discounted to present value at an appropriate discount rate. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill allocated to the entity sold.

Figures in million – SA rand	Note	2021	2020	2019
Balance at beginning of the year		7,165	6,855	6,890
Impairment	10	—	—	(54)
Goodwill on acquisition of subsidiaries		—	—	177
Foreign currency translation		562	310	(158)
Balance at end of the year		7,727	7,165	6,855
The goodwill arose on the acquisition of Cooke, Aquarius, Stillwater, DRDGOLD, SFA (Oxford) and Qinisele Resources. The goodwill on acquisition of:
•SFA (Oxford), amounting to R123 million, is attributable to the talent and skills of SFA (Oxford)’s workforce. At year-end, the goodwill on acquisition of SFA (Oxford) is allocated to the Stillwater (R60 million), Rustenburg (R44 million) and Kroondal (R18 million) CGUs, where it is tested for impairment. No impairment has been recognised
•Qinisele Resources, amounting to R54 million, cannot be attributed to any current Sibanye-Stillwater operating cash generating units. Qinisele Resources will perform an internal corporate function, mostly responsible for identifying, assessing and executing corporate actions. The business acquired will not generate external cash flows and has no future external mandates. None of the goodwill recognised is expected to be deducted for tax purposes. Due to the factors mentioned, the recoverable amount of goodwill resulting from the application of IFRS 3 has been calculated at zero at acquisition in 2019 and fully impaired at year-end (refer note 10)
•Cooke, amounting to R737 million, was attributable to the synergies at the Group’s other operations, and the underlying assets of Cooke and the West Rand Tailings Retreatment Project (WRTRP). During the year ended 31 December 2016, the goodwill allocated to the Cooke CGU was impaired by R201 million. During the year ended 31 December 2017, the goodwill allocated to the WRTRP CGU was impaired by R99 million. During the year ended 31 December 2018, the goodwill allocated to the Driefontein, Kloof and Beatrix CGUs was impaired by R436 million
•Aquarius, amounting to R401 million, was attributable to the synergies between the PGM assets in the Rustenburg area. At year end, the goodwill on acquisition of Aquarius is allocated to the Kroondal (R134 million) and the Rustenburg operation (R267 million) CGUs, where it is tested for impairment. No impairment has been recognised
•Stillwater, amounting to R5,874 million (US$450 million), was attributable to the premium paid, and the talent and skills of Stillwater’s workforce, and is allocated to the Stillwater CGU, where it is tested for impairment. No impairment has been recognised
•DRDGOLD, amounting to R35 million, was attributable to DRDGOLD’s proven surface retreatment capabilities, and is allocated to the DRDGOLD CGU, where it is tested for impairment. No impairment has been recognised
The recoverable amount of goodwill was calculated based on the value in use of the CGUs to which to goodwill was allocated.
None of the goodwill recognised is expected to be deductible for tax purposes.
AFR – 97

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
The Group’s estimates and assumptions used in the 31 December 2021 impairment testing include:

PGM operations						Gold operations[1]
2019	2020	2021				2021	2020	2019
				Average gold price[2]	R/kg	773,398	733,037	686,225
20,600	23,278	24,422	R/4Eoz	Average PGM (4E) basket price
1,250	1,202	1,180	US$/2Eoz	Average PGM (2E) basket price
13.6	18.8 - 19.7	20.0%		Nominal discount rate – South Africa[3]	%	11.5- 13.5	9.7 - 13.6	12.4
7.6	8.8	8.3%		Nominal discount rate – US
5.0	6.0	6.0%		Inflation rate – South Africa[2]	%	6.0	6.0	5.0
2.0	2.0	2.0%		Inflation rate – US
13 - 35	12 - 39	17 - 50	years	Life-of-mine[2]	years	4 - 9	3 - 13	6 - 14
1 Include the operating gold mines Driefontein, Kloof and Beatrix
2 The estimates and assumptions used in the impairment assessment of the Burnstone project include an average gold price of R729,270/kg (2020: R733,037/kg, 2019: R686,225/kg), inflation rate of 6% (2020: 6%, 2019: 5%) and life-of-mine of 24 years (2020: 21 years, 2019: 18 years)
3 Nominal discount rate for the Burnstone project is 15.3% (2020: 16.8%, 2019: 17.1%) and for the equity-accounted joint venture Mimosa, 24.4% (2020: 28.4%, 2019: 23.3%)
The cash flows are based on the annual life-of-mine plan that takes into account the following:
•Proved and probable ore reserves of the CGUs
•Cash flows are based on the life-of-mine plan
•Sustaining capital expenditure estimates over the life-of-mine plan
Results of impairment assessments for other gold operations, PGM operations and goodwill allocated to CGUs
No impairment was identified for the Group's PGM CGUs or any CGUs with allocated goodwill. Sufficient headroom exists for all CGUs with allocated goodwill. Except for the impaired SA gold operations (refer note 10), management believes that currently there are no reasonably possible changes in any of the above assumptions, which would lead to an impairment for any CGUs not impaired during the year.

AFR – 98

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
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
Judgement is also required to classify a joint arrangement as either a joint operation or a joint venture. Classifying the arrangement requires the Group to assess their rights and obligations arising from the arrangement. Specifically, it considers:
•The structure of the joint arrangement – whether it is structured through a separate vehicle
•When the arrangement is structured through a separate vehicle, the Group also considers the rights and obligations arising from:
–the legal form of the separate vehicle
–the terms of the contractual arrangement
This assessment often requires significant judgement, and a different conclusion on joint control and also whether the arrangement is a joint operation or a joint venture may materially impact the accounting.
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
The determining factors in the above assessment were:
•The currency that mainly influences sales prices: Sales are invoiced and settled in US dollar;
•The currency of the country whose competitive forces and regulations mainly determine the sales prices: The competitive forces and regulations of the US primarily influences sales prices; and
•The currency that mainly influences labour, material and other costs: The majority of operating costs are settled in US dollar.
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

AFR – 99

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

Results of associates and joint ventures are equity-accounted using the results of their most recent audited annual financial statements or unaudited management accounts. Any losses from associates are brought to account in the consolidated financial statements until the interest in such associates is written down to zero. The interest includes any long-term interests that in substance form part of the entity’s net investment in the equity-accounted investee, for example long-term receivables for which settlement is neither planned nor likely to occur in the foreseeable future. Thereafter, losses are accounted for only insofar as the Group is committed to providing financial support to such associates.
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

The Group holds the following equity-accounted investments:

Figures in million – SA rand	Notes	2021		2020		2019
Rand Refinery[1]	18.1	649		691		397
Mimosa[2]	18.2	5,413		3,929		2,688
Peregrine[2]	18.3	1,086		1,001		954
Keliber Oy (Keliber)[1]	18.4	446		—		—
Other equity-accounted investments		—	*	—	*	—	*
Total equity-accounted investments		7,594		5,621		4,039
1 Associate
2 Joint venture
* Less than R1 million
18.1 Rand Refinery
Sibanye-Stillwater has a 44.4% interest in Rand Refinery Proprietary Limited (Rand Refinery), a company incorporated in South Africa, which is involved in the refining of bullion and by-products sourced from, inter alia, South African and foreign gold producing mining companies. Rand Refinery is accounted for using the equity method.
On 18 December 2014, Rand Refinery drew down R1.029 billion under a R1.2 billion subordinated shareholders loan (the Facility), with Sibanye-Stillwater’s proportional share being R385 million. Amounts drawn down under the Facility were repayable within two years from the first draw down date. If the loan was not repaid within two years, it would automatically convert into equity in Rand Refinery. During February 2017, Rand Refinery resolved to convert the Facility to redeemable preference shares.
There were no fixed repayment terms for the preference shares. The preference shares had a preferential right to distributions. No ordinary dividends could be declared by Rand Refinery until the preference shares have been fully redeemed. The preference shareholders did not have voting rights at shareholders' meetings. The Group accounted for the preference shares as part of the investment in Rand Refinery. The preference shares were fully redeemed during 2020.
Historical impairment of R120 million on Rand Refinery was reversed at 31 December 2020 (refer note 10).
The equity-accounted investment in Rand Refinery movement for the year is as follows:

Figures in million – SA rand	Note	2021	2020	2019
Balance at beginning of the year		691	397	239
Share of results of equity-accounted investee after tax[1]		287	400	345
Dividends received		(329)	(112)	—
Preference shares redeemed		—	(114)	(187)
Reversal of impairment	10	—	120	—
Balance at end of the year		649	691	397
1 Rand Refinery is equity accounted based on its latest management accounts for the period ended 30 November, since Rand Refinery has a 31 August year end

AFR – 100

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
The Group’s interest in the summarised financial statements of Rand Refinery are:

Figures in million – SA rand	2021	2020	2019
Revenue	1,276	1,131	811
Total comprehensive income	646	903	777
Non-current assets	524	724	667
Current assets	2,022	2,079	1,433
Non-current liabilities	(87)	(56)	(111)
Current liabilities	(475)	(462)	(104)
Net assets (100%)	1,984	2,285	1,885
Reconciliation of the total investment in Rand Refinery with attributable net assets:
Net assets (44.4%)	882	1,016	837
Preference shares redeemed	—	(114)	(187)
Dividend received[1]	(156)	(112)	(8)
Fair value adjustment[2]	(36)	(36)	(36)
Impairment	—	—	(120)
Redeemable preference shares below 44.4% interest[3]	—	—	15
Reconciling items[4]	(41)	(63)	(104)
Total investment in Rand Refinery	649	691	397
1 The dividend received relates to the dividend received from Rand Refinery after 30 November 2021, total dividend received for 2021 of R329 million
2 The investment in equity-accounted investee was fair valued at 1 July 2002, the date when significant influence was obtained
3 Sibanye-Stillwater took up 37.4% of the Facility, which is less than its current proportional interest in Rand Refinery. Rand Refinery converted the Facility into redeemable preference shares, classified within equity, and therefore Sibanye-Stillwater shares in less than its current 44.4% proportional interest of the net asset value of Rand Refinery
4 Reconciling items relate to adjustments on consolidation of DRDGOLD’s interest in Rand Refinery
18.2 Mimosa
Sibanye-Stillwater has a 50% interest in Mimosa Investments Limited (Mimosa), which owns and operates the Mimosa mine, which is a Platinum mine situated in Zimbabwe and has a functional currency of US dollar.
The equity-accounted investment in Mimosa movement for the year is as follows:

Figures in million – SA rand	2021	2020	2019
Balance at the beginning of the year	3,929	2,688	2,492
Share of results of equity-accounted investee after tax	1,702	1,300	376
Dividends received	(667)	(103)	(111)
Foreign currency translation	449	44	(69)
Balance at end of the year	5,413	3,929	2,688
AFR – 101

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
The Group’s interest in the summarised financial statements of Mimosa are:

Figures in million – SA rand	2021	2020	2019
Revenue	8,786	7,789	4,685
Amortisation and depreciation	(549)	(563)	(437)
Interest income	24	8	5
Finance expense	(10)	(28)	(44)
Income and royalty tax	(1,503)	(1,254)	(436)
Income tax	(1,183)	(984)	(282)
Royalty tax	(320)	(270)	(154)
Profit or loss	3,405	2,599	754
Other comprehensive income	896	89	(141)
Total comprehensive income	4,301	2,688	613
Non-current assets	6,095	5,178	4,724
Property, plant and equipment[1]	6,095	5,178	4,705
Right-of-use assets	—	—	19
Current assets	6,728	4,635	2,535
Cash and cash equivalents	1,131	469	28
Other current assets	5,597	4,166	2,507
Non-current liabilities	(1,443)	(1,304)	(1,236)
Non-current financial liabilities[2]	—	(12)	(129)
Other non-current liabilities	(1,443)	(1,292)	(1,107)
Current liabilities	(456)	(556)	(554)
Current financial liabilities[2]	(334)	(476)	(447)
Other current liabilities	(122)	(80)	(107)
Net assets (100%)	10,924	7,953	5,469
Reconciliation of the total investment in Mimosa with attributable net assets:
Net assets (50%)	5,462	3,977	2,735
Reconciling items[1]	(49)	(48)	(47)
Total investment in Mimosa	5,413	3,929	2,688
1 The reconciling items include the difference between the carrying amount and fair value of the Mimosa’s identifiable assets and liabilities on acquisition less accumulated amortisation, and foreign exchange differences on translation of assets and liabilities of the foreign joint venture
2 Non-current and current financial liabilities (excluding trade and other payables and provisions) amounted to Nil (2020: R12 million, 2019: R129 million) and R9 million (2020: R53 million, 2019: R32 million), respectively
Repatriation of funds from Zimbabwe is subject to regulatory approval in Zimbabwe.
18.3 Peregrine
On 29 June 2018, Sibanye-Stillwater announced that it had entered into an agreement with Regulus Resources Inc. (Regulus) and a newly formed subsidiary of Regulus, Aldebaran Resources Inc. (Aldebaran), creating a strategic partnership in order to unlock value at its Altar copper-gold project in San Juan Province, Argentina (Altar Project), currently held in the US PGM operations. Under the terms of the agreement, Stillwater Canada LLC, an indirect, wholly-owned subsidiary of Sibanye-Stillwater (Stillwater Canada), entered into an option and joint venture agreement with Aldebaran, whereby Aldebaran has the option to earn into a maximum 80% interest in a wholly-owned subsidiary of Stillwater Canada, Peregrine Metals Limited (Peregrine) which owns the Altar Project (Arrangement Agreement).
The consideration for Aldebaran to acquire up to an 80% interest in the Altar Project, included:
•An upfront cash payment of US$15 million to Sibanye-Stillwater on closing of the Arrangement Agreement
•19.9% of the shares of Aldebaran
•A commitment from Aldebaran to carry the next US$30 million of spend at the Altar Project over a maximum of five years(inclusive of 2018 drilling that was conducted between February and May of 2018) as an initial earn-in of a 60% interest in the Altar Project (the Initial Earn-in)
Pursuant to the Arrangement Agreement, Aldebaran may also elect to earn-in an additional 20% interest in the Altar Project by spending an additional US$25 million over a three-year period following the Initial Earn-in.
AFR – 102

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Peregrine was a subsidiary of Stillwater Canada. On 25 October 2018, Aldebaran issued an aggregate of 15,449,555 Aldebaran shares to Sibanye-Stillwater, representing 19.9% of the current 77,635,957 issued and outstanding Aldebaran shares, and made an upfront cash payment of US$15 million to Sibanye-Stillwater in accordance with the Arrangement Agreement. From this date, Stillwater Canada and Aldebaran act together to direct the relevant activities of and, therefore, collectively control Peregrine. As a result of the loss of control, Peregrine was derecognised as a subsidiary and accounted for as an equity-accounted investment. At 31 December 2021, the Group had a 100% legal interest in Peregrine, which is subject to an Initial Earn-in arrangement of 60% as described above (2020: 100%; 2019: 100%). At 31 December 2021, Aldebaran who is earning into the Altar Project, was not in breach of the earn-in requirements.
The equity-accounted investment in Peregrine movement for the year is as follows:

Figures in million – SA rand	2021	2020	2019
Balance at the beginning of the year	1,001	954	978
Foreign currency translation	85	47	(24)
Balance at end of the year	1,086	1,001	954
The Group’s interest in the summarised financial statements of Peregrine is:

Figures in million – SA rand	2021	2020	2019
Non-current assets	2,788	1,541	1,472
Current assets	—	7	3
Non-current liabilities	(409)	(382)	(369)
Current liabilities	(15)	(18)	(1)
Net assets (100%)	2,364	1,148	1,105
Reconciliation of the total investment in Peregrine with attributable net assets:
Net assets (40%)[1]	946	459	442
Reconciling items[2]	140	542	512
Total investment in Peregrine	1,086	1,001	954
1 Disclosed on the basis that Aldebaran will successfully complete their earn-in obligation in terms of the agreement as described above
2 The reconciling items include the difference between the carrying amount and fair value of the Peregrine’s identifiable assets and liabilities on acquisition less accumulated amortisation, and foreign exchange differences on translation of assets and liabilities of the foreign equity-accounted investment
18.4 Keliber
On 23 February 2021, Keliber and the Group entered into an investment agreement that enables Keliber to significantly advance its lithium project in Central Ostrobothnia, Finland. The Keliber project consists of several advanced stage lithium spodumene deposits, with significant exploration upside in close proximity to the existing project. Based on a feasibility study completed in 2019 and improved in 2020, Keliber currently has 12.3 million tonnes of ore reserves. The planned annual production is 15,000 tonnes of battery grade lithium hydroxide. The project includes the development of a chemical plant in Kokkola, approximately 50 kilometres from the mining area, which will produce battery grade lithium hydroxide.
Under the investment agreement, the Group will make an initial phased equity investment of €30 million for an approximate 30% equity shareholding into Keliber. In the first tranche the Group subscribed for shares in Keliber for €15 million and simultaneously, on the same terms as Sibanye-Stillwater’s €30 million phased investment, a further €10 million equity issuance was offered to the existing Keliber shareholders, which was fully subscribed. The investment agreement allows the Group to finance development work of a further €15 million in two tranches over a twelve-month period. The second tranche subscription payment was made on 16 September 2021 and the third tranche payment on 14 March 2022 (refer note 41.9). In addition to, and subject to the completion of the initial investment and funding, the Group has a guaranteed option to achieve the majority shareholding in Keliber, should it wish to do so, by contributing further equity financing for the development of the project.
The investment in Keliber resulting from the €15 million subscription in the first tranche and the €10 million in the second tranche was treated as an equity accounted associate from 17 March 2021, being the date on which the closing conditions on the first tranche subscription were met. The first and second tranche subscriptions resulted in an aggregate 26.6% shareholding as at 31 December 2021, which allows for representation on the board of Keliber as well as significant involvement in the technical committee of the company. The transaction was entered into at fair value, and the difference between the net asset value and the fair value paid by the Group was attributed to the mineral reserve.

AFR – 103

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
The equity-accounted investment in Keliber movement for the year is as follows:

Figures in million – SA rand	2021	2020	2019
Balance at the beginning of the year	—	—	—
Acquisition of Keliber investment	446	—	—
Balance at end of the year	446	—	—
The Group’s interest in the summarised financial statements of Keliber is:

Figures in million – SA rand	2021	2020	2019
Non-current assets	445	—	—
Current assets	388	—	—
Non-current liabilities	(71)	—	—
Current liabilities	(90)	—	—
Net assets (100%)	672	—	—
Reconciliation of the total investment in Keliber with attributable net assets:
Net assets (26.6%)	179	—	—
Reconciling items[1]	267	—	—
Total investment in Keliber	446	—	—
1 The reconciling items are due to the difference between the net asset value and the fair value paid by the Group which was attributed to the mineral reserve as well as foreign exchange differences on translation of assets and liabilities of the foreign equity-accounted investment

19. Interests in joint operations

Accounting policy
A joint operation is a joint arrangement in which the parties that share joint control have rights to the assets, and obligations for the liabilities, relating to the arrangement.
In relation to the Group’s interests in joint operations, the following are recognised in the financial statements:
•the Group’s share of the jointly controlled assets, classified according to the nature of the assets
•any liabilities that the Group has incurred
•the Group’s share of any liabilities incurred jointly with the other ventures in relation to the joint operation
•any income from the sale or use of the Group’s share of the output of the joint operation, together with the Group’s share of any expenses incurred by the joint operation
•any expenses that the Group has incurred in respect of its interest in the joint operation

The Group’s interests in joint operations includes a 50% interest in two joint operations each referred to as the “Notarial Pooling and Sharing Agreements”. The principal activities of the joint operations are to extend the Kroondal mine over the boundary of the properties covering the Kroondal mine and expand the Marikana mine operations through mineral rights contributed by Anglo American Platinum Limited through its subsidiary, RPM (refer note 41.4).
The Group’s share of the assets, liabilities, revenue and expenses of the joint operations which are included in the consolidated financial statements is as follows:
Kroondal Mine

Figures in million – SA rand	2021	2020	2019
Gain/(loss) on foreign exchange differences	127	(16)	(63)
Profit before tax	6,557	4,814	2,062
Profit for the year	6,556	4,814	2,061
Non-current assets	636	800	946
Current assets	3,357	3,894	2,303
Non-current liabilities	(13)	(7)	—
Current liabilities	(493)	(436)	(353)
Net assets (50%)	3,487	4,251	2,896

AFR – 104

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
20. Other investments

Accounting policy
On initial recognition of an equity investment that is not held for trading, the Group may make an irrevocable election to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis. These investments are subsequently measured at fair value, with dividends recognised in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI (in the mark-to-market reserve) and are never reclassified to profit or loss.
Judgement on other investments
Where the Group holds a close to 20% interest in a company, the assessment of whether there is significant influence and hence an equity-accounted investment may involve judgement. These judgements typically include the extent of representation on the board of directors, other involvement in the company such as technical committee, any other contractual arrangements as well as the effective influence that the particular shareholding interest provides. A different conclusion could have a significant impact in the measurement, presentation and disclosure of the particular investment.

The Group holds the following investments measured at fair value through OCI:

Figures in million – SA rand	2021	2020	2019
Rand Mutual Assurance Company Limited	140	158	112
Furuya Metals Company Limited	668	343	303
Aldebaran Resources Inc.	241	98	78
Generation Mining Limited	144	101	33
Ioneer Limited[1]	1,353	—	—
New Century Resources Limited[2]	698	—	—
Other	123	147	73
Total other investments	3,367	847	599
1 On 28 October 2021, the Group successfully completed its US$70 million (R1,066 million) strategic investment in ioneer Limited (ioneer) following approval by ioneer’s shareholders at an extraordinary general meeting on 21 October 2021, and approval from the Financial Surveillance Department of the South African Reserve Bank received on 13 October 2021. Payment was made on 27 October 2021, which is the day on which all conditions precedent were met, and the shares were allotted on 28 October 2021. The initial fair value of the investment was R1,117 million, excluding transaction costs of R17 million which were capitalised to the investment. The Group recognised a gain on initial recognition of R51 million. The Group holds approximately 145.9 million fully paid ordinary shares, or 7.12%, in ioneer
2 On 27 October 2021, Sibanye-Stillwater announced that it had entered into a subscription agreement with New Century Resources Limited (New Century) where the Group agreed to purchase ordinary shares as part of a capital raising by New Century. The aggregate investment represents a 19.99% ownership interest obtained through a phased equity investment programme, which was completed in December 2021. Management concluded that the ownership interest does not represent significant influence due to a lack of representation on the board. The aggregate subscription price for the 19.99% investment in New Century was R695 million. The initial fair value of the investment was R610 million, excluding transaction costs of R19 million which were capitalised to the investment. The Group recognised a loss on initial recognition of R85 million
Asset held for sale
During November 2020, Gen Mining increased its interest in the Marathon project (Marathon) to 80% following delivery of a preliminary economic assessment and completing the sole expenditure requirement of CAD10 million. Since then, the Group has elected to dilute its interest in Marathon rather than contribute proportionally to the continued expenditure to be incurred. As a result, the Group's current direct participation interest in Marathon equates to 16.5%. The parties subsequently reached an agreement through which Generation PGM Inc., a subsidiary of Gen Mining, would acquire from Stillwater Canada Inc. (a wholly-owned subsidiary of the Group) its 16.5% participation interest in Marathon in exchange for shares in Gen Mining, increasing the Group's effective interest in Gen Mining to 19.1%. The transaction became effective during January 2022. The investment in Marathon was classified as held for sale at 31 December 2021, and measured at fair value in accordance with IFRS 9 Financial Instruments. The fair value of the investment at 31 December 2021 was R280 million.
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
AFR – 105

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
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
In addition, bank guarantees are provided for funding shortfalls of the environmental rehabilitation obligations.

Figures in million – SA rand	Notes	2021	2020	2019
Balance at beginning of the year		4,934	4,602	3,999
Contributions made		72	64	13
Payments received		(10)	(7)	(152)
Interest income	5.1	174	245	265
Fair value gain[1]		32	30	34
Environmental rehabilitation obligation funds on acquisition of subsidiaries	16.1	—	—	443
Balance at end of the year		5,202	4,934	4,602

Environmental rehabilitation obligation funds comprise of the following:
Restricted cash[2]		1,135	703	610
Funds		4,067	4,231	3,992
1 The environmental rehabilitation trust fund includes equity-linked investments that are fair valued at each reporting date
2 The funds are set aside to serve as collateral against the guarantees made to the Department of Minerals and Resources for environmental rehabilitation obligations
Fair value of environmental rehabilitation obligation funds
Environmental rehabilitation obligation funds comprise fixed income portfolio of bonds as well as fixed and call deposits. The environmental rehabilitation obligation funds are stated at fair value based on the nature of the fund’s investments (refer note 36.1).
Credit risk
The Group is exposed to credit risk on the total carrying value of the investments held in the environmental rehabilitation obligation funds. The Group has reduced its exposure to credit risk by investing in funds with a limited number of major financial institutions.
AFR – 106

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
22. Other receivables and other payables

Significant accounting judgements and estimates
Expected future cash flows used to determine the carrying value of the other payables (namely the Deferred Payment, right of recovery payable, Marikana dividend obligation and contingent consideration) and the right of recovery receivable are inherently uncertain and could materially change over time. The expected future cash flows are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as the expected commodity price, currency exchange rates, and estimates of production costs, future capital expenditure and discount rates.
Accounting policy
Financial instruments included in other receivables are categorised as financial assets measured at amortised cost and those included in other payables are categorised as other financial liabilities as applicable. These assets and liabilities are initially recognised at fair value. Subsequent to initial recognition, financial instruments included in other receivables and other payables are measured at amortised cost, except where fair value through profit or loss measurement is appropriate (for example, contingent consideration and derivative financial instruments).
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

22.1 Other receivables

Figures in million – SA rand	2021	2020	2019
Right of recovery receivable	319	340	187
Rates and taxes receivable	106	105	103
Pre-paid royalties	336	364	393
Palladium hedge derivative asset	286	—	—
Other	127	49	52
Total other receivables	1,174	858	735
Reconciliation of the non-current and current portion of the other receivables:
Other receivables	1,174	858	735
Current portion of other receivables	(523)	(37)	(51)
Non-current portion of other receivables	651	821	684
22.2 Other payables

Figures in million – SA rand	2021	2020	2019
Deferred Payment (related to Rustenburg operations acquisition)	6,920	4,355	2,826
Contingent consideration (related to SFA (Oxford) acquisition)	100	88	56
Right of recovery payable	32	39	79
Deferred consideration (related to Pandora acquisition)	400	308	276
Marikana dividend obligation	1,539	—	—
Other	373	367	212
Total other payables	9,364	5,157	3,449
Reconciliation of the non-current and current portion of the other receivables:
Other payables	9,364	5,157	3,449
Current portion of other payables	(4,765)	(2,246)	(761)
Non-current portion of other payables	4,599	2,911	2,688
AFR – 107

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Right of recovery receivable and payable
Based on the first and second Notarial Pooling and Sharing agreements (PSAs) with Anglo American Platinum, Kroondal (previously Aquarius Platinum (South Africa) Proprietary Limited) holds a contractual right to recover 50% of the rehabilitation obligation relating to environmental rehabilitation resulting from PSA operations from RPM (subsidiary of Anglo American Platinum), where this rehabilitation relates to property owned by Kroondal Operations. Likewise RPM holds a contractual right to recover 50% of the rehabilitation obligation relating to environmental rehabilitation resulting from PSA operations from Kroondal Operations, where the rehabilitation relates to property owned by RPM. With respect to the opencast section of the Marikana mine that is on Kroondal Operations’ property, RPM have limited the contractual liability to approximately R194 million (2020: R185 million, 2019: R179 million), being a negotiated liability in terms of an amendment to the second PSA.
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
The Deferred Payment movement for the year is as follows:

Figures in million – SA rand	Note	2021	2020	2019
Balance at the beginning of the year		4,355	2,826	2,206
Interest charge	5.2	158	187	179
Payment of Deferred Payment		(2,246)	(739)	(283)
Loss on revised estimated cash flows[1]		4,653	2,081	724
Balance at end of the year		6,920	4,355	2,826
1 The loss on revised estimated cash flows for the year ended 31 December 2021 is primarily as a result of changes in the life-of-mine, changes in price inputs for 2022 life-of-mine and a significant increase in the FY2021 actual profitability compared to the 2021 life-of-mine due to the high price environment that existed in FY2021, which will impact the FY2022 payment
Deferred consideration (related to Pandora acquisition)
Lonmin acquired the remaining 50% stake in Pandora Joint Venture in 2017. The purchase price included a deferred and contingent consideration element. The deferred payment element represents a minimum consideration of R400 million, which is settled through a cash payment based on 20% of the distributable free cash flows generated from the Pandora E3 operations on an annual basis for a period of 6 years, ending on 30 November 2023. The fair value of the deferred consideration at acquisition of Lonmin by the Group was determined using the present value of the future cash flows at a discount rate of 12.5%. The contingent consideration element is based on the extent to which 20% of the distributable free cash flows exceed R400 million. This element was valued at R124 million at 31 December 2021. The distributable free cash flow has been derived from forecast cash flow models. These models use several key assumptions, including estimates of future sales volumes, PGM prices, operating costs and capital expenditure.
The Pandora deferred consideration movement for the year is as follows:

Figures in million – SA rand	Note	2021	2020	2019
Balance at the beginning of the year		308	276	—
Deferred consideration on acquisition of subsidiary		—	—	235
Interest charge	5.2	54	49	41
Loss on revised estimated cash flows		123	—	—
Payment made		(85)	(17)	—
Balance at end of the year		400	308	276
Marikana dividend obligation
The Marikana dividend obligation relates to amounts payable to other shareholders through the Incwala Platinum holding structure. The obligation is classified as a financial liability measured at amortised cost. At year end the dividend obligation, except for the discount rates of 11.64% (EPL) and 11.71% (WPL) which remains consistent over the life of the obligation, was measured applying the same assumptions as set out in note 6.6. Refer note 6.6 for additional detail regarding the Marikana B-BBEE transaction.

AFR – 108

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
The following table summarises the changes in the Marikana dividend obligation:

Figures in million – SA rand	Notes	2021	2020	2019
Balance at the beginning of the year		—	—	—
Initial recognition of the Marikana dividend obligation		1,146	—	—
Interest - unwinding of amortised cost	5.2	87	—	—
Loss on revised estimated cash flows[1]	7	468	—	—
Payments made		(162)	—	—
Balance at end of the year		1,539	—	—
1 The loss on revised estimated cash flow is primarily as a result of an increase in the long-term PGM basket price
Fair value of other receivables and other payables
Due to the approaches applied in calculating the carrying values as described above, the fair values approximate the carrying value (refer note 36.1).
Market risk
The Deferred Payment relating to Rustenburg, the deferred consideration relating to Pandora and the Marikana dividend obligation are sensitive to changes in the 4E basket price. A one percentage point increase in the 4E basket price would have impacted profit or loss by R101 million (2020: R74 million, 2019: R96 million).
Credit risk
The carrying value of the other receivables represents the maximum credit risk exposure of the Group in relation to these receivables. The Group has reduced its exposure to credit risk by dealing with a limited number of approved counterparties (refer note 36.2).
23. Inventories

Significant accounting judgements and estimates
Inventory is held in a wide variety of forms across the value chain reflecting the stage of refinement. Prior to production as final metal, the inventory is always contained within a carrier material. As such, inventory is typically sampled and assays taken to determine the metal content and how this is split by metal. Measurement and sampling accuracy can vary quite significantly depending on the nature of the vessels and the state of the material. An allowance for estimation uncertainty is applied to the various categories of inventory and is dependent on the degree to which the nature and state of material allows for accurate measurement and sampling. The range used for the estimation allowance varies based on the stage of refinement. The range is based on independent metallurgists’ level of confidence obtained from the outcome of the stocktake. Those results are applied in arriving at the appropriate quantities of inventory.
Accounting policy
Inventory is valued at the lower of cost and net realisable value. The Group values ore stockpiles and metal-in-process when it can be reliably measured. Cost is determined on the following basis:
•Gold reef ore stockpiles and gold-in-process are valued using weighted average cost. Cost includes production, amortisation, depreciation and related administration costs
•PGM inventory is valued using weighted average cost by allocating cost, based on the joint cost of production, apportioned according to the relative sales value of each of the PGMs produced. The group recognises the metal produced in each development phase in inventory with an appropriate proportion of cost. Cost includes production, amortisation, depreciation and related administration costs
•By-product metals are valued at the incremental cost of production from the point of split-off from the PGM processing stream
•Consumable stores are valued at weighted average cost after appropriate provision for surplus and slow-moving items

AFR – 109

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

Figures in million – SA rand	2021	2020	2019
Consumable stores[1]	1,923	1,627	1,581
PGM ore and mill inventory	189	142	128
PGM in process[2]	13,081	13,742	10,497
Gold in process	819	616	310
PGM finished goods	9,012	8,710	2,959
Other	56	115	28
Total inventories	25,080	24,952	15,503
1 The cost of consumable stores consumed during the year and included in operating cost amounted to R18,847 million (2020: R16,404 million and 2019: R12,784 million)
2 Included in PGM in process, is R4,725 million (2020: R4,225 million, 2019: R3,827 million) relating to the Marikana operations. It also includes R4,357 million (2020: R3,847 million, 2019: R4,182 million) relating to SRPM operations due to the change of certain processing arrangements from a purchase of concentrate arrangement to a toll processing arrangement from 1 January 2019

24. Trade and other receivables

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
In addition to other types of PGM sales, trade receivables include actual invoiced sales of PGM concentrate, as well as sales not yet invoiced for which deliveries have been made and the control has transferred. The PGM concentrate receivables are financial assets measured at fair value through profit or loss, as the solely payments of principle and interest criteria is not met. The receivable amount calculated for the PGM concentrate delivered but not yet invoiced is recorded at the fair value of the consideration receivable at the date of delivery. At each subsequent reporting date the receivable is restated to reflect the fair value movements in the pricing mechanism which are recognised in revenue. Foreign exchange movements on foreign currency denominated receivables are recognised as a foreign exchange gain or loss in profit or loss subsequent to the recognition of a sale.

Figures in million – SA rand	2021	2020	2019
Trade receivables - gold sales	44	42	—
Trade receivables - PGM sales	4,823	4,655	2,681
PGM sales concentrate	3,794	4,030	2,342
PGM sales other	1,029	625	339
Other trade receivables	904	1,021	889
Payroll debtors	322	268	251
Interest receivable	54	57	15
Financial assets	6,147	6,043	3,836
Prepayments	335	369	443
Value added tax	929	454	356
Total trade and other receivables	7,411	6,866	4,635
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
AFR – 110

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
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
The below table summarises the impairment allowance raised on other receivables that are considered to be impaired:

Figures in million – SA rand	2021	2020	2019
Balance at beginning of the year	199	140	16
Lonmin acquisition	—	—	95
Impairment allowance recognised in profit or loss for the year	3	59	29
Impaired financial assets recovered during the year	(1)	—	—
Balance at end of the year	201	199	140
Commodity price risk
The Group is exposed to commodity price risk on PGM concentrate receivables that are still subject to provisional pricing adjustments after the reporting date. A change in the 4E basket price of one percent would impact revenue and the related PGM concentrate receivables by R28 million.
Foreign currency sensitivity
Certain of the Group’s components with SA rand as their functional currency have trade and other receivables which are settled in US dollars. The balances are sensitive to changes in the rand/US dollar exchange rate. A one percentage point change in the SA rand closing exchange rate of R15.94/US$ would have impacted profit for the year by R42 million.
25. Cash and cash equivalents

Accounting policy
Cash and cash equivalents comprise cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value, and are measured at amortised cost which is deemed to be fair value due to its short-term maturity.

Figures in million – SA rand	2021	2020	2019
Cash at the bank and on hand	30,292	20,240	5,619
Total cash and cash equivalents	30,292	20,240	5,619
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

Scheme of arrangement
On 4 October 2019, SGL and the Company, a previously dormant wholly owned subsidiary of SGL, announced the intention to implement a scheme of arrangement to reorganise SGL’s operations under a new parent company, the Company (the “Scheme”). The Scheme was implemented through the issue of the Company’s shares (tickers: JSE – SSW and NYSE – SBSW) in exchange for the existing shares of SGL (previous tickers: JSE – SGL and NYSE – SBGL). On 23 January 2020 SGL and Sibanye- Stillwater announced that all resolutions for the approval of the Scheme, were passed by the requisite majority votes at the Scheme meeting held at the SGL Academy. The Scheme was implemented on 24 February 2020.
AFR – 111

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Sibanye-Stillwater determined that the acquisition of SGL did not represent a business combination as defined by IFRS 3. This is because neither party to the Scheme could be identified as an accounting acquirer in the transaction, and post the implementation there would be no change of economic substance or ownership in the SGL Group.
The SGL shareholders have the same commercial and economic interest as they had prior to the implementation of the Scheme and no additional new ordinary shares of SGL were issued as part of the Scheme. Following the implementation of the Scheme, the consolidated financial statements of Sibanye-Stillwater therefore reflects that the arrangement is in substance a continuation of the existing SGL Group. SGL is the predecessor of the Company for financial reporting purposes and following the implementation of the Scheme, Sibanye- Stillwater's consolidated comparative information is presented as if the reorganisation had occurred before the start of the earliest period presented.
In order to affect the reorganisation in the Group at the earliest period presented in the 31 December 2020 consolidated financial statements, a reorganisation reserve was recognised at 31 December 2017 to adjust the previously stated share capital of SGL of R34,667 million to reflect the stated share capital of the Company of R1 at that date. The reorganisation reserve was adjusted for previously recognised movements in the stated share capital of SGL between 31 December 2017 and 24 February 2020. The issue of shares at the effective date of the Scheme, was recorded at an amount equal to the net asset value of the unconsolidated SGL company at that date, with the difference recognised as a reorganisation reserve.
Since the consolidated financial statements of Sibanye-Stillwater are in substance a continuation of the existing SGL Group, the shares used in calculating the weighted average number of issued shares (refer note 12.1) was based on the issued stated share capital of the listed entity at that stage.
As a result of the above, earnings per share measures are based on SGL's issued shares for the 31 December 2019 comparative period. For purposes of Sibanye-Stillwater’s earnings per share measures for 31 December 2020, shares issued as part of the Scheme were treated as issued from the beginning of the reporting period so as to reflect the unchanged continuation of the Group. No weighting was required in 2020 as there were no changes in the issued share capital of SGL from the beginning of 2020 up to the effective date of the Scheme. Shares issued after the implementation of the Scheme were time-weighted as appropriate.
Authorised and issued
Although the Scheme was retrospectively implemented for accounting purposes, the roll forward below shows the movement of the legally issued shares of the Company and SGL for the periods indicated.

	Company			SGL
Figures in thousand	2021	2020		2019
Authorised number of shares	10,000,000	10,000,000		10,000,000

Reconciliation of issued number of shares:
Number of shares in issue at beginning of the year[1]	2,923,571	—	*	2,266,261
Scheme implemented[2]	—	2,670,030		—
Shares issued under Sibanye-Stillwater/SGL Share Plan[3]	32,535	6,932		4,442
Issued upon conversion of US$ Convertible Bond[4]	—	248,040		—
Shares delisted (share buy-back)[5]	(147,700)	(1,431)		—
Shares issued for cash[6]	—	—		108,932
Shares issued with acquisition of subsidiary[7]	—	—		290,395
Number of shares in issue at end of the year	2,808,406	2,923,571		2,670,030
1 Since the Scheme was retrospectively implemented when it became effective in FY2020, the stated share capital presented in the consolidated statement of changes in equity reflects the legally issued shares of the Company from the earliest period presented, being one ordinary share at 31 December 2018 and 31 December 2019
2 From 1 January 2020 to 23 February 2020, shares of the listed entity presented for the Group were those of SGL. From 24 February 2020, these were exchanged for shares of the Company retrospectively presented for the Group in the consolidated statement of changes in equity. The Scheme was implemented on a share-for-share basis with no change in the total number of issued listed shares
3 Upon implementation of the Scheme, the SGL equity-settled share plan was transferred to the Company and is settled in the Company’s shares from the effective date onwards (refer note 6.1)
4 Refer note 28.6
5 The Group entered into a repurchase and cancellation of shares transactions with certain shareholders which resulted in the total issued shares of Sibanye-Stillwater decreasing by 147,700,000 shares in 2021 and 1,431,197 shares in 2020 (refer below)
6 On 15 April 2019, Sibanye-Stillwater raised net capital of R1.7 billion from a placing of 108,932,356 new ordinary no par value shares to existing and new institutional investors
7 On 10 June 2019, 290,394,531 shares were issued to the shareholders of Lonmin Limited (refer note 16.1)
* Less than one thousand
AFR – 112

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
The Company’s ordinary no par value shares rank pari passu in all respects, there being no conversion or exchange rights attached thereto, and all of the ordinary shares will have equal rights to participate in capital, dividend and profit distributions by the Company.
Retrospective roll forward of stated share capital and reorganisation reserve:

	SGL		Scheme impact	Regorgani- sation reserve	Company
	Amount (million)	Shares (thousand)	Amount (million)	Amount (million)	Amount (million)		Shares (thousand)
Balance at 31 December 2018	34,667	2,266,261	(34,667)	34,667	—	*	—	*
Shares issued for cash	1,688	108,932	(1,688)	1,688	—		—
Shares issued on Lonmin acquisition	4,307	290,395	(4,307)	4,307	—		—
Shares issued under SGL Share Plan	—	4,442	—	—	—		—
Balance at 31 December 2019	40,662	2,670,030	(40,662)	40,662	—	*	—	*
Scheme implemented[1]				(17,661)	17,661		2,670,030
Shares issued under Company Share Plan				—	—		6,932
Issued upon conversion of US$ Convertible Bond[2]				—	12,573		248,040
Shares delisted (share buy-back)				—	(84)		(1,431)
Balance at 31 December 2020				23,001	30,150		2,923,571
Shares issued under Company Share Plan					—		32,535
Shares delisted (share buy-back)					(8,503)		(147,700)
Balance at 31 December 2021				23,001	21,647		2,808,406
1 The stated share capital value of the Company on Scheme implementation amounts to the net asset value of the unconsolidated SGL company on the effective date of the Scheme. The reorganisation reserve is the balance between the previously presented stated share capital and the revised stated share capital value of the Company. There was no change in the issued share capital of the SGL Group from 31 December 2019 to the effective date of the Scheme
2 Refer note 28.6
* Less than R1 million or one thousand shares as indicated
Repurchase of shares
On 2 November 2020, the directors of the Company decided to make an offer to certain holders of the Company’s ordinary shares, via an Odd-lot offer to holders of fewer than 100 shares of the Company and a specific repurchase in terms of the JSE Listings Requirements and the South African Companies Act, 2008 to holders of 100 to 400 Company shares. This resulted in a total repurchase to the value of R84 million including directly attributable incremental transaction costs and a decrease of 1,431,197 in the issued shares of the Company. The average price paid for the repurchased shares amounted to R58.80 per share.
The Group commenced with a share buy-back programme on 2 June 2021 to repurchase up to 5% of its ordinary shares as at 31 May 2021 representing a maximum of 147,700,000 shares. The programme concluded on 4 October 2021 when the maximum number of shares were reached. The total cost amounted to R8,503 million, including transaction cost. The average cost per share repurchased amounted to R57.57.

AFR – 113

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
27. Non-controlling interests

Accounting policy
Non-controlling interests
The Group recognises any NCI in an acquiree either at fair value or at the NCI's proportionate share of the acquiree’s net assets on an acquisition-by-acquisition basis. Subsequently, the carrying amount of NCI is the amount of the interest at initial recognition plus the NCI’s subsequent share of changes in equity.
Transactions with non-controlling interests
The Group treats transactions with NCI as transactions with equity owners of the Group. For purchases from NCI, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to NCI where control is not lost are also recorded in equity. Where control is lost over a subsidiary, the gains or losses are recognised in profit or loss.

The Group’s NCI relates to the following subsidiaries

Figures in million – SA rand	2021	2020	2019
NCI of DRDGOLD	1,395	1,224	1,135
NCI of Platinum Mile[1]	—	37	21
NCI of Group Technical Security Management	5	5	6
NCI of Marikana[2]	8	970	306
Total NCI	1,408	2,236	1,468
1 On 29 June 2021, the 8.3% shareholding held by non-controlling shareholders in Platinum Mile was repurchased for a consideration of R128 million
2 Included in Marikana’s NCI is NCI of WPL amounting to Rnil (2020: R690 million, 2019: R253 million). Refer below
DRDGOLD is a company incorporated in South Africa with its head office in Johannesburg. DRDGOLD’s primary listing is on the JSE Limited and its secondary listing is on the New York Stock Exchange. It’s gold production is derived from retreatment of surface tailings in South Africa. Following Sibanye-Stillwater’s exercise of its option to acquire an additional 12.05% in DRDGOLD effective 10 January 2020, NCI held a 49.90% at 31 December 2021 (2020: 49.90% and 2019: 61.95%) with an effective holding of 49.51% at 31 December 2021 (2020:49.34% and 2019: 61.40%) after considering the impact of treasury shares held by DRDGOLD. The Group calculated the net asset value of DRDGOLD at the effective date of the option exercise, to which the additional ownership percentage was applied to determine the re-attribution between NCI and the Group amounting to R220 million.
WPL, acquired as part of the Lonmin acquisition, consists of PGM mining and processing operations located on the Western Limb of the Bushveld Complex, close to the town of Rustenburg, in the North West province of South Africa and smelting and refining operations located in Brakpan, East of Johannesburg. As a result of the Marikana B-BBEE transaction (refer note 6.6), the NCI's equity interest changed to a right to receive dividends. Therefore, a cash-settled share-based payment obligation and dividend obligation was recognised at 31 December 2021, instead of NCI (refer note 6.6 and 22.2). At 31 December 2021, NCI hold an effective 0% (2020: 4.75%, 2019: 4.75%) interest in WPL. The same considerations apply to EPL. The remaining NCI is attributable to small non-operating entities.
The summarised financial information of these subsidiary groups is provided below. This information is based on amounts before intercompany eliminations.
AFR – 114

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

Figures in million – SA rand	2021		2020	2019
DRDGOLD Limited
Revenue	4,790		5,051	3,621
Profit for the year	987		1,255	460
Total comprehensive income	907		1,485	459
Profit attributable to NCI	487		619	285
Net increase in cash and cash equivalents	70		1,626	334
Dividends paid	338		359	85
Non-current assets	3,741		3,620	3,393
Current Assets	2,821		2,671	972
Non-current liabilities	(1,120)		(1,055)	(1,109)
Current liabilities	(553)		(593)	(463)
Net assets	4,889		4,643	2,793
Western Platinum Proprietary Limited
Revenue	—	*	26,781	11,125
Profit for the year	—	*	7,239	764
Total comprehensive income	—	*	7,251	764
Profit attributable to NCI	—	*	444	17
Net increase/(decrease) in cash and cash equivalents	—	*	6,249	(2,070)
Dividends paid	—	*	—	—
Non-current assets	—	*	5,094	7,750
Current Assets	—	*	14,737	6,832
Non-current liabilities	—	*	(20,738)	(22,462)
Current liabilities	—	*	(2,626)	(2,202)
Net assets	—	*	(3,533)	(10,082)
* Since NCI reduced to zero in FY2021, no summarised financial information is provided

AFR – 115

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
28. Borrowings and derivative financial instrument

Significant accounting judgements and estimates
Borrowings
Expected future cash flows used to determine the carrying amount of the Burnstone Debt are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as the expected commodity price, foreign currency exchange rates, and estimates of production costs, future capital expenditure and discount rates.
Derivative financial instrument
Up to the date of settlement, gains and losses on the derivative financial instrument were attributable to changes in various valuation inputs, including the movement in the Company share price, change in US dollar/ rand exchange rate, bond market value and credit risk spreads. Although many inputs into the valuation are observable, the valuation method separates the fair value of the derivative from the quoted fair value of the US$ Convertible Bond by adjusting certain observable inputs. These adjustments require the application of judgement and certain estimates. Changes in the relevant inputs impact the fair value gains and losses recognised.
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
For assets and liabilities that are recognised at fair value in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the fair value hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Borrowings

Figures in million – SA rand	Notes	2021	2020	2019
US$600 million RCF	28.1	—	6,978	5,712
R6.0 billion RCF	28.2	—	—	—
R5.5 billion RCF	28.3	—	—	2,500
2022 and 2025 Notes	28.4	—	10,136	9,610
2026 and 2029 Notes	28.5	18,785	—	—
US$ Convertible Bond	28.6	—	—	4,579
Burnstone Debt	28.7	1,507	1,263	1,330
Other borrowings	28.8	—	—	—
Franco-Nevada liability		2	2	2
Stillwater Convertible Debentures		4	4	3
Total borrowings		20,298	18,383	23,736
Reconciliation of the non-current and current portion of the borrowings:
Borrowings		20,298	18,383	23,736
Current portion of borrowings		(107)	(886)	(38)
Non-current portion of borrowings		20,191	17,497	23,698
The current portion of borrowings will be repaid out of operational cash flows or it will be refinanced by utilising available Group facilities.

AFR – 116

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

Derivative financial instrument

Figures in million – SA rand	Note	2021	2020	2019
Reconciliation of the non-current and current portion of the derivative financial instrument:
Derivative financial instrument	28.6	—	—	4,145
Non-current portion of derivative financial instrument		—	—	4,145
Roll forward of borrowings in the current year were as follows:

Figures in million - SA rand	Notes	2021	2020	2019
Balance at beginning of the year		18,383	23,736	24,505
Borrowings acquired on acquisition of subsidiary	16.1	—	—	2,575
Loans raised[1]		20,622	16,289	18,982
Loans repaid		(20,252)	(18,335)	(22,008)
US$ Convertible Bond converted into shares		—	(5,578)	—
Unwinding of loans recognised at amortised cost	5.2	302	394	374
Accrued interest (related to the 2022 and 2025 Notes, 2026 and 2029 Notes, and US$ Convertible Bond)		622	858	770
Accrued interest paid		(527)	(866)	(778)
Early redemption premium on the 2025 Notes	28.4	196	—	—
Loss/(gain) on the revised cash flow of the Burnstone Debt	28.7	2	(264)	97
Loss/(gain) on foreign exchange differences and foreign currency translation		950	2,149	(781)
Balance at end of the year		20,298	18,383	23,736
1 At 31 December 2021, the portion of transaction costs accrued for and not yet settled in respect of the 2026 and 2029 Notes amounted to R29 million
28.1 US$600 million RCF
On 21 May 2018, Sibanye-Stillwater cancelled and refinanced the US$350 million revolving credit facility (RCF) by drawing under the US$600 million RCF. The purpose of the facility was to refinance the US$350 million RCF, finance ongoing capital expenditure and working capital.

Terms of the US$600 million RCF
Facility:	US$600 million
Interest rate:	LIBOR
Interest rate margin:	1.85% if net debt to adjusted EBITDA is equal to or less than 2.50x
2.00% if net debt to adjusted EBITDA is greater than 2.50x
Term of facility:	Three years, subject to two one-year extensions at the lenders option. As at 31 December 2021, all lenders in the facility have extended the maturity date to April 2023.
Borrowers:	The Company, SGL, Stillwater, Kroondal, SRPM and WPL.
Security and/or guarantors:	The facility is unsecured and guaranteed by the Company, SGL, Stillwater, Kroondal, SRPM and WPL.

Figures in million – SA rand	2021	2020	2019
Balance at beginning of the year	6,978	5,712	2,727
Loans raised	703	7,218	9,067
Loans repaid	(7,728)	(6,802)	(5,826)
Loss on foreign exchange differences	—	—	6
Loss/(gain) on foreign exchange differences	47	850	(262)
Balance at end of the year	—	6,978	5,712

AFR – 117

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
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

Terms of the R6.0 billion RCF
Facility:	R6.0 billion
Interest rate:	JIBAR
Interest rate margin:	A margin of between 2.4% and 2.9% dependent on the net debt to adjusted EBITDA ratio.
Term of facility:	Three years
Borrowers:	SGL, SRPM and Kroondal
Security and/or guarantors:	The facility was unsecured and guaranteed by SGL, Stillwater, SRPM and Kroondal.

Figures in million – SA rand	2021	2020	2019
Balance at beginning of the year	—	—	5,896
Loans raised	—	—	1,150
Loans repaid	—	—	(5,046)
Inter Bank transfer	—	—	(2,000)
Balance at end of the year	—	—	—
28.3 R5.5 billion RCF
Sibanye-Stillwater refinanced its R6.0 billion Revolving Credit Facility (RCF), which matured on 15 November 2019, by entering into a new R5.5 billion RCF on 25 October 2019 and drawing under the new RCF on 11 November 2019. The purpose of the facility was to refinance facilities, finance ongoing capital expenditure and general corporate expenditure requirements.

Terms of the R5.5 billion RCF
Facility:	R5.5 billion
Interest rate:	JIBAR
Interest rate margin:	A margin of between 2.4% and 2.9% dependent on the net debt to adjusted EBITDA ratio.
Term of facility:	Three, subject to two one-year extensions at the lenders option. All facility lenders have approved the first and second extension with the loan facility now maturing on 11 November 2024.
Borrowers:	The Company, SGL, Kroondal, SRPM and WPL.
Security and/or guarantors:	The facility is unsecured and guaranteed by the Company, SGL, Stillwater, Kroondal, SRPM and WPL.

Figures in million –SA rand	2021	2020	2019
Balance at beginning of the year	—	2,500	—
Loans raised	—	5,000	500
Loans repaid	—	(7,500)	—
Inter Bank transfer	—	—	2,000
Balance at end of the year	—	—	2,500

AFR – 118

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
28.4 2022 and 2025 Notes
On 27 June 2017, Stillwater completed a two-tranche international corporate bond offering 6.125% Notes due on 27 June 2022 (the 2022 Notes) and 7.125% Notes due on 27 June 2025 (the 2025 Notes) (together the 2022 and 2025 Notes) with the proceeds applied towards the partial repayment of the Stillwater Bridge Facility, raised for the acquisition of Stillwater. On 19 September 2018, Sibanye-Stillwater concluded the repurchase of a portion of the 2022 and 2025 Notes issued by Stillwater. The total purchase price was US$345 million (nominal value of US$349 million) and was funded from existing cash resources, including the US$500 million advance proceeds from the Wheaton Stream.
Given surplus liquidity within the Group and in line with the Group’s capital allocation framework, it elected to redeem the 2022 Notes on 2 August 2021 (the Redemption Date). The redemption price was the principal amount of the 2022 Notes, plus accrued and unpaid interest on the 2022 Notes up to, but excluding, the Redemption Date, amounting to US$355.8 million and was settled on 2 August 2021. During December 2021, the Group also elected to redeem the 2025 Notes at a redemption price of 103.6% of the principal amount of the 2025 Notes, plus accrued and unpaid interest on the 2025 Notes, amounting to US$370.2 million which includes an early settlement premium of R196 million recognised as an early redemption premium on the 2025 Notes in profit or loss. The 2025 Notes were settled on 6 December 2021.

Terms of the 2022 and 2025 Notes
Facility:	US$500 million 6.125% Senior Notes due 2022 (the 2022 Notes)
US$550 million 7.125% Senior Notes due 2025 (the 2025 Notes)
Outstanding nominal value:	2022 Notes: Nil
2025 Notes: Nil
Interest rate:	2022 Notes: 6.125%
2025 Notes: 7.125%
Term of the Notes:	2022 Notes: Five years
2025 Notes: Eight years
Issuer:	Stillwater
Guarantors:	Each of the Notes were fully and unconditionally guaranteed, jointly and severally by the Guarantors (the Company, SGL, Kroondal, SRPM and WPL). The Guarantees rank equally in right of payment to all existing and future senior debt of the Guarantors.

Figures in million – SA rand	2021	2020	2019
Balance at beginning of the year	10,136	9,610	9,809
Loans repaid	(10,840)	—	—
Accrued interest paid	(527)	(741)	(672)
Interest charge	523	764	665
Unwinding of amortised cost	169	59	48
Early redemption premium on the 2025 Notes	196	—	—
Loss/(gain) on foreign exchange differences	343	444	(240)
Balance at end of the year	—	10,136	9,610

AFR – 119

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
28.5 2026 and 2029 Notes
On 16 November 2021 the Group completed a two-tranche corporate bond offering 4.0% Notes (US$675 million) due 16 November 2026 (the 2026 Notes) and 4.5% Notes (US$525 million) due 16 November 2029 (the 2029 Notes) (together the 2026 and 2029 Notes). The proceeds were applied towards the redemption of the 2025 Notes and will also be applied for general corporate purposes, including advancing the Group’s green metals strategy through investments and accretive acquisitions. The bonds were issued through the Group's wholly-owned subsidiary Stillwater Mining Company.
Terms of the 2026 and 2029 Notes

Facility:	US$675 million 4.0% Senior Notes due 2026
US$525 million 4.5% Senior Notes due 2029
Interest rate:	2026 Notes: 4.0%
2029 Notes: 4.5%
Term of the Notes:	2026 Notes: Five years
2029 Notes: Eight years
Issuer:	Stillwater
Guarantors:	Each of the Notes are fully and unconditionally guaranteed, jointly and severally by the Guarantors (the Company, SGL, Kroondal, SRPM and WPL). The Guarantees rank equally in right of payment to all existing and future senior debt of the Guarantors.

Figures in million – SA rand	2021	2020	2019
Balance at beginning of the year	—	—	—
Loans raised	18,208	—	—
Interest charge	99	—	—
Unwinding of amortised cost	8	—	—
Loss on foreign exchange differences	470	—	—
Balance at end of the year	18,785	—	—
28.6 US$ Convertible Bond
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
Upon implementation of the Scheme on 24 February 2020, SGL became a subsidiary of the Company, which in turn became the new holding company of the Group (refer note 26). Consequently, the converted Bonds were settled in shares of the Company.
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
The loss on settlement was attributed to the derivative component and measured as the difference between the fair value of the Company shares issued on the respective settlement dates, the carrying amount of the amortised cost component immediately before settlement and the carrying amount of the derivative component. Company shares issued on settlement of the Bonds were measured at the fair value on the dates of issue to the bondholders by applying a volume weighted average price (VWAP) on the day.
AFR – 120

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

Terms of the US$ Convertible Bond
Issue size:	US$450 million
Outstanding nominal value:	Nil
Coupon:	1.875%
Maturity date:	Original maturity date: 26 September 2023 (six years), early redemption finalised: 19 October 2020
Conversion premium:	35%
Reference share price:	US$1.2281, being the volume weighted average price of a share on the JSE from launch to pricing on 19 September 2017, converted at a fixed exchange rate.
Initial conversion price:	US$1.6580
Issuer:	SGL
Guarantors:	The Company, Stillwater and Kroondal
The table below sets out the details relating to the settlement of the Bonds:

2020
Number of shares issued ('thousands)	248,040
Number of bonds settled	1,916
Fair value of Company shares issued ('millions)	12,573
Range of VWAPs on settlement (ZAR)	46.5 - 51.5
Cash redemption amount ('millions)	13
Derivative element settlement value ('millions)	6,995
Bond element settlement value ('millions)	5,578
The tables below illustrate the movement in the amortised cost element and the derivative element respectively:
Convertible bond at amortised cost

Figures in million – SA rand	2021	2020	2019
Balance at beginning of the year	—	4,579	4,497
Loans repaid[1]	—	(13)	—
Loans converted into shares[2]	—	(5,578)	—
Accrued interest paid	—	(125)	(106)
Interest charge	—	94	105
Unwinding of amortised cost	—	187	197
Loss/(gain) on foreign exchange differences	—	856	(114)
Balance at end of the year	—	—	4,579
1 The amount for the year ended 31 December 2020 relates to the redemption of Bonds for which no conversion notice was received
2 Calculated as the amortised cost on the date of settlement
Derivative financial instrument at fair value

Figures in million – SA rand	Note	2021	2020	2019
Balance at beginning of the year		—	4,145	409
Loss on financial instruments[1]	7	—	70	3,912
Settlement of derivative financial instrument		—	(6,995)	—
Loss on settlement of US$ Convertible Bond[2]		—	1,507	—
Loss/(gain) on foreign exchange differences		—	1,273	(176)
Balance at end of the year		—	—	4,145
1 The loss on the financial instrument is attributable to changes in various valuation inputs, including in the movement in the Company’s share price, change in USD/ZAR exchange rate, bond market value and credit risk spreads
2 Relates to the difference between the fair value of the Company shares issued on date of settlement, carrying value of the derivative liability before settlement and the carrying value of the amortised cost element on date of settlement

AFR – 121

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
28.7 Burnstone Debt
Sibanye Gold Eastern Operations (SGEO) has bank debt of US$178 million (the Burnstone Debt) outstanding as part of the net assets acquired on 1 July 2014.
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

The Burnstone Debt facilities of US$178 million were initially recognised at the acquisition fair value using level 3 assumptions, being R1,008 million, in terms of IFRS 13 at acquisition date. The expected free cash flows to repay the loan as detailed above were based on the estimates and assumptions to determine the fair value at acquisition:
•A US$ swap forward curve adjusted with the 4% interest rate margin above
•The annual life-of-mine plan that takes into account the following:
◦Proved and probable ore reserves of Burnstone
–Cash flows are based on the life-of-mine plan of 20 years
–Capital expenditure estimates over the life-of-mine plan

Figures in million – SA rand	Note	2021	2020	2019
Balance at beginning of the year		1,263	1,330	1,145
Accrued interest and unwinding of amortised cost		125	148	120
Loss/(gain) on revised estimated cash flows[1]	7	2	(264)	97
Loss/(gain) on foreign exchange differences		117	49	(32)
Balance at end of the year		1,507	1,263	1,330
1 At 31 December 2021, the expected free cash flows expected to repay the loan as detailed above were revised as a result of revised cash flows over the life-of-mine plan due to:
•Revised forecast costs and capital expenditure; and
•Revised weighted average gold prices 2021: R729,270/kg (2020: R733,037/kg and 2019: R686,225/kg) and exchange rates 2021: R15.00/US$ (2020: R16.00/US$ and 2019: R14.00/US$) based on a LOM of 24 years. A2 is discounted using a 5.9% discount rate and A3 and A4 is discounted at 9.5%

AFR – 122

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
28.8 Other borrowings
Short-term credit facilities
Sibanye-Stillwater has committed and uncommitted short term loan facilities with various banks to fund capital expenditure and working capital requirements at its operations. These facilities have no fixed terms, are short-term in nature and interest rates are market related.

Figures in million – SA rand	2021	2020	2019
Balance at beginning of the year	—	—	425
Loans raised	1,711	4,071	8,265
Loans repaid	(1,684)	(4,020)	(11,136)
Unwinding of amortised cost	—	—	10
Borrowings acquired on acquisition of subsidiary	—	—	2,575
Other	—	—	1
Gain on foreign exchange differences	(27)	(51)	(140)
Balance at end of the year	—	—	—
28.9 Fair value of financial instruments and risk management
Fair value of borrowings
The fair value of variable interest rate borrowings approximates its carrying amounts as the interest rates charged are considered marked related. Fair value of fixed interest rate borrowings was determined through reference to ruling market prices and interest rates.
The table below shows the fair value and carrying amount of borrowings where the carrying amount does not approximate fair value:

	Carrying value	Fair value
Figures in million - SA rand		Level 1	Level 2	Level 3
31 December 2021
2026 and 2029 Notes[1]	18,785	18,664	—	—
Burnstone Debt[2]	1,507	—	—	2,996
Total	20,292	18,664	—	2,996
31 December 2020
2022 and 2025 Notes[1]	10,136	10,637	—	—
Burnstone Debt[2]	1,263	—	—	2,075
Total	11,399	10,637	—	2,075
31 December 2019
2022 and 2025 Notes[1]	9,610	10,138	—	—
US$ Convertible Bond[3]	4,579	—	4,725	—
Burnstone Debt[2]	1,330	—	—	1,441
Total	15,519	10,138	4,725	1,441
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

AFR – 123

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Liquidity risk
The following are contractually due, undiscounted cash flows resulting from maturities of financial liabilities including interest payments:

Figures in million – SA rand	Total	Within one year	Between one and five years	After five years
31 December 2021
Other payables	12,661	4,915	4,060	3,686
Trade and other payables	10,443	10,443	—	—
Borrowings
- Capital
2026 and 2029 Notes	19,129	—	10,760	8,369
Burnstone Debt	1,158	—	—	1,158
Franco-Nevada liability	2	2	—	—
Stillwater Convertible Debentures	4	4	—	—
- Interest	9,341	807	3,175	5,359
Total	52,738	16,171	17,995	18,572
31 December 2020
Other payables	5,089	2,308	2,723	58
Trade and other payables	8,523	8,523	—	—
Borrowings
- Capital
US$600 million RCF	6,978	873	6,105	—
2022 and 2025 Notes	10,292	—	10,292	—
Burnstone Debt	114	—	12	102
Franco-Nevada liability	2	2	—	—
Stillwater Convertible Debentures	4	4	—	—
- Interest	6,681	809	1,564	4,308
Total	37,683	12,519	20,696	4,468
31 December 2019
Other payables	3,808	775	2,919	114
Trade and other payables	7,740	7,740	—	—
Borrowings
- Capital
US$600 million RCF	5,712	—	5,712	—
R6.0 billion RCF	2,500	—	2,500	—
2022 and 2025 Notes	9,809	—	4,952	4,857
US$ Convertible Bond	5,376	—	5,376	—
Burnstone Debt	109	—	109	—
Franco-Nevada liability	2	2	—	—
Stillwater Convertible Debentures	4	4	—	—
- Interest	7,820	1,184	2,698	3,938
Total	42,880	9,705	24,266	8,909
Market risk
Foreign currency sensitivity
Certain of the Group’s US dollar borrowing facilities have been drawn down by companies with SA rand as their functional currency, therefore some of the Group’s borrowings are sensitive to changes in the rand/US dollar exchange rate. The Group is also exposed to foreign currency risk on intercompany loans denominated in foreign currencies to the extent that foreign exchange differences are recognised in profit or loss. A one percentage point change in the SA rand closing exchange rate of R15.94/US$ (2020: R14.69/US$ and 2019: R14.00/US$) would have changed the profit for the year by R50 million (2020: R148 million and 2019: R102 million).
AFR – 124

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Interest rate sensitivity
As at 31 December 2021, the Group’s total borrowings amounted to R20,298 million (2020: R18,383 million and 2019: R23,736 million). The Group generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances.
The portion of Sibanye-Stillwater’s interest-bearing borrowings at period end that is exposed to interest rate fluctuations is R1,416 million (2020: R8,157 million and 2019: R9,454 million). This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period.
At 31 December 2021, of the total borrowings, Rnil (2020: Rnil and 2019: R2,500 million) is exposed to changes in the JIBAR rate and R1,416 million (2020: R8,157 million and 2019: R6,954 million) is exposed to changes in the LIBOR rate.
The US$600 million RCF and the R5.5 billion RCF are affected by the IBOR reform which came into effect on 1 January 2021. The R5.5 billion RCF is linked to JIBAR and is not drawn down at 31 December 2021, however the JIBAR is only expected to be impacted by the reform at a later stage and any impact thereof is to be considered when this occurs. The US$600 million RCF is linked to a US LIBOR and will be refinanced or restructured depending on the developments in respect of the US LIBOR reform. Therefore, the Group was not impacted when the amendment became effective.
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
Interest rate sensitivity analysis

	Change in interest expenses for a change in interest rate[1]
Figures in million - SA rand	(1.5)%	(1.0)%	(0.5)%	0.5%	1.0%	1.5%
31 December 2021
- JIBAR	—	—	—	—	—	—
- LIBOR	21	14	7	(7)	(14)	(21)
Change in finance expense	21	14	7	(7)	(14)	(21)
31 December 2020
- JIBAR	—	—	—	—	—	—
- LIBOR	122	82	41	(41)	(82)	(122)
Change in finance expense	122	82	41	(41)	(82)	(122)
31 December 2019
- JIBAR	38	25	13	(13)	(25)	(38)
- LIBOR	106	70	35	(35)	(70)	(106)
Change in finance expense	144	95	48	(48)	(95)	(144)
1 Interest rate sensitivity analysis is performed on the borrowings balance at 31 December
AFR – 125

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
The exposure to interest rate changes and the contractual repricing dates
The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the reporting dates is as follows

Figures in million - SA rand	2021	2020	2019
Floating rate with exposure to change in JIBAR	—	—	2,500
Floating rate with exposure to change in LIBOR	1,416	8,157	6,954
Non-current borrowings exposed to interest rate changes	1,416	8,157	9,454

The Group has the following undrawn borrowing facilities:
Committed	15,749	7,336	5,688
Uncommitted	2,276	2,460	1,050
Total undrawn facilities	18,025	9,796	6,738

All of the above facilities have floating rates. The undrawn committed facilities have the following expiry dates:
- within one year	685	229	—
- later than one year and not later than two years	9,564	229	672
- later than two years and not later than three years	5,500	6,878	5,016
Total undrawn committed facilities	15,749	7,336	5,688
28.10 Capital management
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

Figures in million - SA rand	2021	2020	2019
Borrowings[1]	18,791	17,119	26,551
Cash and cash equivalents[2]	30,257	20,206	5,586
Net (cash)/debt[3]	(11,466)	(3,087)	20,964
Adjusted EBITDA[4]	68,606	49,385	14,956
Net (cash)/debt to adjusted EBITDA (ratio)[5]	(0.2)	(0.1)	1.4
1 Borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings, therefore, exclude the Burnstone Debt and include the derivative financial instrument up to the settlement of the US$ Convertible Bond
2 Cash and cash equivalents exclude cash of Burnstone
3 Net (cash)/debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt and include the derivative financial instrument up to the settlement of the US$ Convertible Bond. Net (cash)/debt excludes cash of Burnstone
4 The adjusted EBITDA calculation is based on the definitions included in the facility agreements for compliance with the debt covenant formula, except for impact of new accounting standards and acquisitions, where the facility agreements allow the results from the acquired operations to be annualised. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity
5 Net (cash)/debt to adjusted EBITDA ratio is defined as net (cash)/debt as of the end of a reporting period divided by adjusted EBITDA of the 12 months ended on the same reporting date. Non-IFRS measure such as net (cash)/debt to adjusted EBITDA is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only, and because of its nature, net (cash)/ debt to adjusted EBITDA should not be considered as a representation of financial performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity

AFR – 126

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Reconciliation of profit/(loss) before royalties, carbon tax and tax to adjusted EBITDA:

Figures in million - SA rand	2021	2020	2019
Profit/(loss) before royalties, carbon tax and tax	50,275	37,250	(856)
Adjusted for:
Amortisation and depreciation	8,293	7,593	7,214
Interest income	(1,202)	(1,065)	(560)
Finance expense	2,496	3,152	3,303
Share-based payments	383	512	363
Loss on financial instruments	6,279	2,450	6,015
(Gain)/loss on foreign exchange differences	(1,149)	255	(325)
Share of results of equity-accounted investees after tax	(1,989)	(1,700)	(721)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	(167)	(464)	89
Gain on disposal of property, plant and equipment	(36)	(99)	(77)
Impairments/(reversal of impairments)	5,148	(121)	86
Early redemption premium on the 2025 Notes	196	—	—
Gain on acquisition	—	—	(1,103)
Loss on BTT early settlement	—	186	—
Restructuring costs	107	436	1,252
Transaction costs	140	139	448
Loss on settlement of US$ Convertible Bond	—	1,507	—
Loss due to dilution of interest in joint operation	4	30	—
Income on settlement of dispute	—	(580)	—
IFRS 16 lease payments	(142)	(148)	(132)
Profit on sale of St Helena	(16)	—	—
Occupational healthcare (gain)/expense	(14)	52	(40)
Adjusted EBITDA	68,606	49,385	14,956

AFR – 127

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
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
In addition, certain variable lease payments are not permitted to be recognised as lease liabilities and are expensed as incurred.

Figures in million - SA rand	Notes	2021	2020	2019
Balance at beginning of the year		326	383	—
Impact of adopting IFRS 16 on 1 January 2019		—	—	302
New leases and modifications		67	66	52
Lease liabilities on acquisition of subsidiaries	16.1	—	—	133
Repayment of lease liabilities		(142)	(148)	(132)
Interest charge	5.2	29	34	34
Re-classification and other		—	(9)	(6)
Foreign currency translation		1	—	—
Balance at end of the year		281	326	383
Current portion of lease liabilities		(104)	(103)	(110)
Non-current lease liabilities		177	223	273
Lease payments not recognised as a liability but expensed during the year

Figures in million - SA rand	2021	2020	2019
Short-term leases	22	17	9
Leases of low value assets	39	83	34
Variable lease payments	29	11	7
Total	90	111	50
Maturity Analysis
The lease liabilities are secured by the related underlying assets. The undiscounted maturity analysis of lease liabilities at 31 December is as follows:

Figures in million - SA rand	Total	Within one year	Between one and five years	After five years
Contractual undiscounted cash flows - 2021	325	126	191	8
Contractual undiscounted cash flows - 2020	391	131	245	15
Contractual undiscounted cash flows - 2019	475	140	298	37
AFR – 128

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
30. Environmental rehabilitation obligation and other provisions

Significant accounting judgements and estimates
The Group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Group recognises management’s best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life-of-mine estimates and discount rates could affect the carrying amount of this provision.
The provision is calculated using the following assumptions:

	Inflation rate	Discount rate	Discount period
2021
SA gold operations	6%	5.1% - 10.6%	1 - 24 years
SA PGM operations	6%	5.1% - 10.6%	1 - 50 years
US PGM operations	2%	1.9%	35 - 40 years
2020
SA gold operations	6%	4.0% - 10.9%	1 – 21 years
SA PGM operations	6%	4.0% - 10.8%	1 – 32 years
US PGM operations	2%	1.5% - 1.7%	24 – 38 years
2019
SA gold operations	6%	6.7% - 10.0%	1 – 19 years
SA PGM operations	6%	6.7% - 10.1%	1 – 31 years
US PGM operations	2%	2.3% - 2.4%	25 – 37 years

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

AFR – 129

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

Figures in million - SA rand	Notes	2021	2020	2019
Balance at beginning of the year		8,634	8,715	6,294
Interest charge	5.2	615	684	579
Utilisation of environmental rehabilitation obligation[1]		(236)	(97)	(35)
Change in estimates charged to profit or loss[2]		(178)	(375)	89
Change in estimates capitalised[2]		(638)	(318)	105
Environmental rehabilitation obligation on acquisition of subsidiaries	16	—	—	1,697
Foreign currency translation		66	25	(14)
Balance at end of the year		8,263	8,634	8,715
Environmental rehabilitation obligation and other provisions consists of:
Environmental rehabilitation obligation		8,146	8,517	8,598
Other provisions		117	117	117
Environmental rehabilitation obligation and other provisions		8,263	8,634	8,715
1 The cost of ongoing current programmes to prevent and control environmental disturbances, including reclamation activities, is charged to cost of sales as incurred
2 Changes in estimates result from changes in reserves and corresponding changes in life-of-mine, changes in discount rates, changes in closure cost estimates and changes in laws and regulations governing environmental matters
The Group’s mining operations are required by law to undertake rehabilitation works as part of their ongoing operations. The Group makes contributions into environmental rehabilitation obligation funds (refer note 21) and holds guarantees to fund the estimated costs.
Post closure water management liability
The Group continues to monitor the potential risk of long-term acid and non-acidic mine impacted water and other groundwater pollution challenges also experienced by peer mining groups. Acid mine drainage (AMD) specifically relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines, rock dumps, tailings facilities and pits on surface. As yet, the Group has not been able to reliably determine the financial impact that AMD and groundwater pollution may have on the Group, nor the timing of possible outflow due to the need to understand the final footprint of impacted areas on surface and the mine void upon re-watering.
The potential for acidic and non-acidic mine impacted water and other groundwater impacts, how, where and if they will manifest and the associated environmental/closure liability will be determined as part of the Group’s quantification of any post-closure residual environmental impacts using a robust and defendable risk assessment process. This will be a requirement in the proposed amended Financial Provisioning (FP) Regulations that comes into effect in June 2022. As per the recent closure process undertaken at our Cooke Operations, detailed studies to understand the hydrology and hydrogeology were undertaken, including the modelling of worst-case scenarios assuming waste on surface cannot be removed. These studies further included the modelling of the mined out void, re-watering rate and natural groundwater flow in the dolomite aquifer overlaying the mined-out area, including the relationship with adjacent mining areas and surface water resources to understand cumulative impacts.
The conclusions from the studies were used to inform a risk assessment and closure strategy to reliably predict water quality impacts as part of long term sustainable closure solution. In addition, in the December 2021 closure liability assessments, the Group makes financial provision of R880 million (undiscounted) for what it specifically termed “Post Closure Aspects” – this includes but is not limited to amongst others, post-closure water management aspects such as initial and post-decant surface and groundwater monitoring, wetlands, biomonitoring and aquatics monitoring and care-and-maintenance monitoring. During the operational life-of-mine, we aim at investigating and implementing practical, sustainable and cost-effective solutions that, where possible, reduces post-closure impacts as effectively as possible, whilst also promoting the establishment and implementation of self-sustaining ecosystems and processes, respectively, that would require very limited or no ongoing active management by the mine, in a post-closure scenario.

AFR – 130

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
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
Estimates that were used in the assessment include value of benefits per claimant, disease progression rates, required contributions, timing of payments, tracing pattern, period discount rates, period inflation rates and a 60% take-up rate. These estimates were informed by a professional opinion. Management discounted the possible cash outflows using a discount rate of 7.83% (2020: 6.65% and 2019: 8.25%).
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
Sibanye-Stillwater currently has provided R1,017 million for its share of the settlement cost. The provision is consequently subject to adjustment in the future based on the number of eligible workers and changes in other assumptions.
AFR – 131

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

Figures in million - SA rand	Notes	2021	2020	2019
Balance at beginning of the year		1,194	1,282	1,274
Interest charge	5.2	77	96	116
Change in estimate recognised in profit or loss		(14)	52	(40)
Payments made	34	(240)	(236)	(68)
Balance at the end of the year		1,017	1,194	1,282
Reconciliation of the non-current and current portion of the occupational healthcare obligation:
Occupational healthcare obligation		1,017	1,194	1,282
Current portion of occupational healthcare obligation		—	(157)	(149)
Non-current portion of occupational healthcare obligation		1,017	1,037	1,133
DRDGOLD is not a party to the Working Group’s mediated settlement agreement and DRDGOLD maintains the view that it is too early to consider settlement of the matter, mainly for the following reasons:
•the applicants have as yet not issued and served a summons (claim) in the matter to DRDGOLD
•there is no indication of the number of potential claimants that may join the class action against the DRDGOLD respondents
•many principles upon which legal responsibility may be founded, are required to be substantially developed by the trial court (and possibly subsequent courts of appeal) to establish liability on the bases alleged by the applicants
In light of the above there is inadequate information for DRDGOLD to determine if a sufficient legal and factual basis exists to establish liability, and to quantify such potential liability.

32. Deferred revenue

Significant accounting judgements and estimates
Upfront cash deposits received for streaming transactions have been accounted for as contract liabilities (deferred revenue) in the scope of IFRS 15. These contracts are not financial instruments because they will be satisfied through the delivery of non-financial items (i.e. delivering of metal ounces) as part of the Group’s expected sale requirements, rather than cash or financial assets. It is the intention to satisfy the performance obligations under these streaming arrangements through the Group’s production, and revenue will be recognised over duration of the contracts as the Group satisfies its obligation to deliver metal ounces. Where these contracts are of a long-term nature and the Group received a portion of the consideration at the inception, these contracts contain a significant financing component under IFRS 15. The Group therefore made a critical estimate of the discount rate that should be applied to the contract liabilities over the life of contracts where applicable.
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

AFR – 132

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

Key input	Estimate at year end	Further information
Estimated financing rate over life of arrangement	4.6% - 5.2%	Refer note 5.2
Remaining life of stream	94 years
The starting point for the life of the stream is the approved life-of-mine for the US PGM operations. However, as IFRS 15 requires the constraint on revenue recognition to be considered, it is more prudent to include a portion of resources in the life of stream for the purposes of revenue recognition. This will reduce the chance of having a significant decrease in revenue recognised in the future, when the life-of-mine is updated to include a conversion of resources to reserves. As such, Sibanye-Stillwater management have determined that is it appropriate to include 50% of inferred resources.

Palladium entitlement percentage	4.5%
The palladium entitlement percentage will be either 4.5%, 2.25% or 1% over the life of the mine, depending on whether or not the advance has been fully reduced, and a certain number of contractual ounces have been delivered (375,000 ounces for the first trigger drop down to 2.25%and 550,000 ounces for the second trigger drop down rate to 1%).

Gold entitlement percentage	100%	The gold entitlement percentage will be 100% over the life of the mine.
Monthly cash percentage	18%
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
Any changes in the life-of-mine are accounted for prospectively as a cumulative catch-up in the year that the life-of-mine estimate above changes, or the inclusion of resources changes.

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
Each period, up to the early settlement of the BTT project, management estimated the cumulative amount of the deferred revenue obligation that had been satisfied and, therefore, recognised as revenue. Key inputs into the model before settlement were:

Key input		Further information
Estimated financing rate over life of arrangement	11.5%	Refer note 5.2
Remaining life of stream	6 years	The life of the stream was determined by the reserves of the Marikana Easterns' Tailings Dam no.1.
6E PGM entitlement percentage	23.0%	The 6E PGM entitlement percentage ranged from 23% to 38% based on a weighted 6E PGM basket price that was determined monthly.
Monthly cash percentage	20.0%
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
AFR – 133

Notes to the consolidated financial statements continued
For the year ended 31 December 2021

Since the BTT project was early settled (refer below), there are no remaining significant accounting judgements or estimates at 31 December 2021 relating to this stream.
Accounting policy
Consideration received in advance is recognised as a contract liability (deferred revenue) under IFRS 15 as control has not yet transferred.
Where a significant financing component is identified as a result of the difference in the timing of advance consideration received and when control of the metal promised transfers, interest expenses on the deferred revenue balance are recognised in finance costs.
Where a contract has a period of a year or less between receiving advance consideration and when control of the metal promised transfers, the group may elect on a contract-by-contract basis to apply the IFRS 15 practical expedient not to adjust for the effects of a significant financing component.

Wheaton Stream
In July 2018, the Group entered into a gold and palladium supply arrangement in exchange for an upfront advance payment of US$500 million (Wheaton Stream). The arrangement has been accounted for as a contract in the scope of IFRS 15 whereby the advance payment has been recorded as deferred revenue. The revenue from the advance payment is recognised as the gold and palladium is allocated to the appropriate Wheaton International account. An interest cost, representing the significant financing component of the upfront deposit on the deferred revenue balance, is also recognised as part of finance costs. This finance cost increases the deferred revenue balance, ultimately resulting in revenue when the deferred revenue is recognised over the life-of-mine.
Forward gold sale - April 2019
On 11 April 2019, the Group concluded a forward gold sale arrangement whereby the Group received a cash prepayment of US$125 million(approximately R1.75 billion) in exchange for four fortnightly deliveries of 26,476 ounces of gold (totalling 105,906 ounces or 3,294 kilograms) between 1 October 2019 and 15 November 2019. The revenue from the prepayment was recognised in four equal parts on delivery of the gold. The gold price delivered under the prepayment was hedged with a cap price of $1,323 per ounce and a floor price of $1,200 per ounce. The Group received, and recognised, the difference between the floor price and the spot price (subject to a maximum of the cap price) on delivery of the gold. The final delivery was made on 15 November 2019.
Forward gold sale - October 2019
On 21 October 2019, the Group concluded a forward gold sale arrangement whereby the Group received a cash prepayment of R1.1 billion in exchange for future delivery of 8,482 ounces (263.8 kilograms) of gold every two weeks from 10 July 2020 to 16 October 2020 subject to an initial reference price of R17,371 per ounce comprising 80% of the prevailing price on execution date. The initial forward sale was unhedged and the Group would have received (or paid) the difference between the spot price and the prepayment price of R17,371/oz. On 6 July 2020, before the first delivery date, the Group agreed revised terms in which the ounces to be delivered every two weeks were reduced from 8,482 ounces (263.8 kilograms) to 6,523.2 ounces (202.9 kilograms), totalling 52,185.2 ounces (1,623.1 kilograms). In addition, a floor of R27,700/oz and a cap of R33,386/oz was introduced. The final delivery was made on 15 October 2020.
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
On 24 January 2020, WPL, EPL and Sibanye UK (collectively the “Purchasers”), subsidiaries of Sibanye-Stillwater, entered into a Release and Cancellation Agreement (“the Release Agreement”) with RFW Lonmin Investments Limited (“the Seller”) in respect of the BTT stream. The Release Agreement sets out the terms and conditions upon which the Purchasers have purchased the Seller’s entire interest in the metals purchase agreement for an amount of US$50 million to be settled in cash. The BTT transaction was implemented and the liability settled on 6 March 2020. WPL concluded a forward platinum sale arrangement on 3 March 2020 to fund the settlement of the BTT liability. WPL received a cash prepayment of US$50 million (R771 million) in exchange for the future delivery of 72,886 ounces of platinum on set dates between June and December 2020. The platinum price delivered under the prepayment was hedged with a cap price of US$1,050 per ounce and a floor price of US$700 per ounce. The Group received, and recognised, the difference between the floor price and the monthly average price (subject to a maximum of the cap price) on delivery of the platinum. The final delivery under the forward platinum sale arrangement was made on 7 December 2020.
AFR – 134

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Marikana toll treatment arrangement
The Marikana operations entered into a short-term purchase of concentrate and toll treatment arrangement with a third party that commenced on 1 February 2021 and concluded on 31 December 2021. As part of the arrangement, Marikana agreed to buy and toll treat certain metals. A percentage of the toll treated metals is also retained as partial payment for the toll treatment arrangement. Marikana accounts for the inventory received as partial payment for the toll treatment arrangement as deferred revenue at fair value. A further deferred revenue balance is recognised to the extent that cash payment is received for the toll treatment before the performance obligation is satisfied. Deferred revenue is recognised as revenue on a straight-line basis over the term of the performance obligation.
The following table summarises the changes in deferred revenue:

Figures in million - SA rand	Note	2021	2020	2019
Balance at beginning of the year		6,430	8,167	6,555
Deferred revenue advance received[1]		468	771	2,859
BTT early settlement payment		—	(787)	—
Deferred revenue recognised during the period[2]		(847)	(2,256)	(2,227)
Interest charge	5.2	309	349	352
Loss on BTT early settlement		—	186	—
Deferred revenue recognised on acquisition of subsidiary		—	—	628
Balance at the end of the year		6,360	6,430	8,167
Reconciliation of the non-current and current portion of the deferred revenue:
Deferred revenue		6,360	6,430	8,167
Current portion of deferred revenue		(156)	(67)	(1,271)
Non-current portion of deferred revenue		6,204	6,363	6,896
1 The amount received for the year ended 31 December 2021 relates to the toll treatment arrangement entered into by Marikana, representing cash receipts of R65 million and the fair value of inventory received of R403 million. The R771 million received relates to the WPL forward platinum sale arrangement entered into on 3 March 2020. The R2,859 million received relates to R1,751 million received on the April 2019 forward gold sale and R1,108 million received on the October 2019 forward gold sale, respectively
2 Revenue recognised during the year of R847 million relates to R447 million recognised on the Wheaton Stream (2020: R344 million, 2019: R414 million) and R400 million recognised on the toll treatment arrangement entered into by Marikana during the year. The remaining revenue recognised for the years ended 31 December 2020 and 2019 relates to R785 million (2019: Rnil) recognised in respect of the WPL forward platinum sale arrangement entered into on 3 March 2020, R1,108 million recognised in respect of the October 2019 forward gold sale arrangement (2019: R1,751 million recognised in respect of the April 2019 forward gold sale arrangement) and R19 million (2019: R62 million) recognised in respect of the BTT, respectively

AFR – 135

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
33. Trade and other payables

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

Figures in million - SA rand	2021	2020	2019
Trade creditors	3,670	4,325	3,208
Accruals and other creditors	5,192	4,166	3,196
Other	1,581	32	1,336
Financial liabilities	10,443	8,523	7,740
Payroll creditors	2,485	2,492	1,898
Leave pay accrual	2,045	2,016	1,692
VAT payable	189	176	136
Total trade and other payables	15,162	13,207	11,466
Fair value of trade and other payables
The fair value of trade and other payables approximate the carrying value due to the short maturity.
Liquidity risk
Trade and other creditors are expected to be settled within 12 months from the reporting date.

AFR – 136

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
34. Cash generated by operations

Figures in million - SA rand	Notes	2021	2020	2019
Profit for the year		33,796	30,622	433
Royalties	11.1	2,714	1,765	431
Carbon tax		4	5	13
Mining and income tax	11.2	13,761	4,858	(1,733)
Interest income	5.1	(1,202)	(1,065)	(560)
Finance expense	5.2	2,496	3,152	3,303
Profit before interest, royalties, carbon tax and tax		51,569	39,337	1,887
Non-cash adjusting items:
Amortisation and depreciation	4	8,293	7,593	7,214
Share-based payments	6.8	383	512	363
Loss on financial instruments		6,279	1,905	5,731
Foreign currency exchange adjustment		(394)	(410)	(461)
Share of results of equity-accounted investees after tax		(1,989)	(1,700)	(721)
Impairments/(reversal of impairments)	10	5,148	(121)	86
Loss on settlement of US$ Convertible Bond	28.6	—	1,507	—
Early redemption premium on the 2025 Notes	28.4	196	—	—
Occupational healthcare (gain)/expense	31	(14)	52	(40)
Change in estimate of environmental rehabilitation obligation		(162)	(464)	89
Gain on acquisition	16.1	—	—	(1,103)
Deferred revenue recognised	32	(847)	(2,256)	(2,227)
Loss on BTT early settlement	32	—	186	—
Cash adjusting items:
Income on settlement of dispute	8.2	—	(580)	—
Payment of occupational healthcare liability	31	(240)	(236)	(68)
Other non-cash and cash adjusting items		(438)	(137)	(184)
Total cash generated by operations		67,784	45,188	10,566
35. Change in working capital

Figures in million - SA rand	2021	2020	2019
Inventories	1,384	(9,027)	(5,000)
Trade and other receivables	(510)	(2,167)	3,115
Trade and other payables	1,581	1,759	1,259
Total change in working capital	2,455	(9,435)	(626)

AFR – 137

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
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
•Other receivables and other payables
Due to the approaches applied in calculating the carrying values as described in note 22, the fair values approximate the carrying value.
•Trade and other receivables/payables, and cash and cash equivalents
The carrying amounts approximate fair values due to the short maturity of these instruments for financial instruments measured at amortised cost. The fair value for trade receivables measured at fair value through profit or loss (PGM concentrate sales) are determined based on ruling market prices, volatilities and interest rates.
AFR – 138

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
•Environmental rehabilitation obligation funds
Environmental rehabilitation obligation funds comprise fixed income portfolio of bonds as well as fixed and call deposits. The environmental rehabilitation obligation funds are stated at fair value based on the nature of the fund’s investments. The fair value of publicly traded instruments is based on quoted market values.
For the environmental rehabilitation obligation funds categorised as level two on the fair value hierarchy, fixed income portfolio consists of instruments such as government bonds and inflation-linked bonds. Valuations are performed by the fund manager based on the composition of the portfolio, the relevant investment terms and through reference to market related interest rates.
•Other investments
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
•Asset held for sale
The fair value of the asset held for sale was derived from the quoted Gen Mining share price (refer note 20).
•Borrowings
The fair value of variable interest rate borrowings approximates its carrying amounts as the interest rates charged are considered marked related. However, since there are also fixed interest rate borrowings, fair values are disclosed in note 28.
•Derivative financial instruments
The fair value of derivative financial instruments is estimated based on ruling market prices, volatilities and interest rates, and option pricing methodologies based on observable quoted inputs. All derivatives are carried on the statement of financial position at fair value. The fair value of the palladium hedge is determined using a Monte Carlo simulation model based on market forward prices, volatilities and interest rates.
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
•Level 1: unadjusted quoted prices in active markets for identical asset or liabilities
•Level 2: inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices)
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)
The following table set out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand	2021			2020				2019
	Level 1	Level 2	Level 3	Level 1	Level 2		Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
- Environmental rehabilitation obligation funds	4,477	725	—	4,111	823		—	3,578	1,024	—
- Trade receivables - PGM concentrate sales	—	3,794	—	—	4,030		—	—	2,342	—
- Other investments	3,143	—	224	603	—		244	415	—	184
- Asset held for sale	—	280	—	—	—		—	—	—	—
- Palladium hedge contract	—	286	—	—	—	*	—	—	—	—
Financial liabilities measured at fair value
- Derivative financial instrument	—	—	—	—	—		—	—	4,145	—
- Gold hedge contracts	—	—	—	—	—	*	—	—	68	—
* Less than R1 million
AFR – 139

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
36.2 Risk management activities
Controlling and managing risk in the Group
In the normal course of its operations, the Group is exposed to market risks, including commodity price, foreign currency, interest rate, liquidity and credit risk associated with underlying assets, liabilities and anticipated transactions. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate control and monitoring of these risks
Sibanye-Stillwater has policies in areas such as counterparty exposure, hedging practices and prudential limits which have been approved by Sibanye-Stillwater’s Board of Directors (the Board). Management of financial risk is centralised at Sibanye-Stillwater's treasury department (Treasury), which acts as the interface between Sibanye-Stillwater’s Operations and counterparty banks. Treasury manages financial risk in accordance with the policies and procedures established by the Board and executive committee.
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
The financial risk management objectives of the Group are defined as follows:
•Counterparty exposure: the objective is to only deal with a limited number of approved counterparts that are of a sound financial standing and who have an official credit rating. The Group is limited to a maximum investment of 2.5% of the financial institutions’ equity, which is dependent on the institutions’ credit rating. The credit rating used is Fitch Ratings’ short-term credit rating for financial institutions.
•Liquidity risk management: the objective is to ensure that the Group is able to meet its short-term commitments through the effective and efficient management of cash and usage of credit facilities.
•Funding risk management: the objective is to meet funding requirements timeously and at competitive rates by adopting reliable liquidity management procedures.
•Currency risk management: the objective is to maximise the Group’s profits by minimising currency fluctuations.
•Commodity price risk management: commodity risk management takes place within limits and with counterparts as approved in the treasury framework.
•Interest rate risk management: the objective is to identify opportunities to prudently manage interest rate exposures.
•Investment risk management: the objective is to achieve optimal returns on surplus funds.
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
The carrying value of the financial assets represents the combined maximum credit risk exposure of the Group. Concentration of credit risk on cash and cash equivalents and non-current assets is considered minimal due to the above mentioned investment risk management and counterparty exposure risk management policies (refer notes 21, 22, 24 and 25).
Liquidity risk
In the ordinary course of business, the Group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions (refer note 28.9).
Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal and contingency funding requirements (refer note 28.9).
AFR – 140

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Working capital and going concern assessment
For the year ended 31 December 2021, the Group realised a profit of R33,796 million (2020: R30,622 million and 2019: profit of R433 million). As at 31 December 2021, the Group’s current assets exceeded its current liabilities by R44,290 million (2020: R34,756 million and 2019: R11,836 million) and the Group’s total assets exceeded its total liabilities by R81,345 million (2020: R70,716 million and 2019: R31,138 million). During the year ended 31 December 2021 the Group generated net cash from operating activities of R32,256 million (2020: R27,151 million and 2019: R9,463 million).
The Group had committed undrawn debt facilities of R15,749 million at 31 December 2021 (2020: R7,336 million and 2019: R5,688 million) and cash balances of R30,292 million (2020: R20,240 million and 2019: R5,619 million). The 2022 Notes, contractually due to be settled on 27 June 2022, were early settled on 2 August 2021 for the nominal value of US$354 million (R5,123 million). The 2025 Notes, were refinanced and upsized into a new bond issue on 16 November 2021 (refer note 28.5), securing reduced cost of debt, longer financing tenors and enhancing liquidity. The most immediate debt maturities are the US$600 million USD RCF maturing in April 2023 and the R5.5 billion ZAR RCF maturing in November 2024.
The Group’s leverage ratio (net (cash)/debt to adjusted EBITDA) as at 31 December 2021 was (0.2):1 (2020 was (0.1):1 and 2019 was 1.4:1) and its interest coverage ratio (adjusted EBITDA to net finance (income)/charges) was (5,281):1 (2020 was 80:1 and 2019 was 7:1). Both considerably better than the maximum permitted leverage ratio of at most 2.5:1 (up to 31 December 2019: 3.5:1); and minimum required interest coverage ratio of 4.0:1, calculated on a quarterly basis, required under the US$600 million RCF and the R5.5 billion RCF. With the available RCF’s collectively 100% unutilised at 31 December 2021, high level of available cash balances and the Group’s strong liquidity position, no imminent refinancing of debt is required.
Notwithstanding the exceptionally strong liquidity position and good financial outlook, the Group could also, if necessary, consider options to increase funding flexibility which may include, amongst others, additional loan facilities or debt capital market issuances, streaming facilities, prepayment facilities or, in the event that other options are not deemed preferable or achievable by the Board, an equity capital raise. The Group could also, with lender approval, request covenant amendments or restructure facilities. During past adversity, management had successfully implemented similar actions.
Management believes that the cash forecasted to be generated by operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due. The consolidated financial statements for the year ended 31 December 2021, therefore, have been prepared on a going concern basis.
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
Currency risk also exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature. This includes but is not limited to US$600 million RCF, to the extent drawn (refer note 28.1), Burnstone Debt (refer note 28.7) and Franco-Nevada liability.
For additional disclosures, refer notes 3 and 28.
AFR – 141

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
Foreign currency economic hedging experience
During 2021, a number of intra month (i.e. up to 21 days) forward exchange rate contracts were executed to hedge a known currency inflow. During 2020 the same principle was applied to known currency inflows related to PGM sales.
At 31 December 2021, Sibanye-Stillwater had a foreign currency contract position of US$18 million at a weighted average rate of R15.89/US$. As at 31 December 2020 and 31 December 2019, Sibanye-Stillwater had no outstanding foreign currency contract positions.
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
Commodity price hedging experience
At 31 December 2021, Sibanye-Stillwater had the following palladium commodity price hedges outstanding:
•A total of 10,000oz palladium at a floor price of R1,500/kg and capped price of R3,400/kg which matures in January 2022
•A total of 140,000oz palladium at a floor price of US$1,800/oz and capped price of US$3,300/oz which commences in February 2022 and matures in March 2023
Commodity price contract position
As of 31 December 2021, 2020 and 2019, Sibanye-Stillwater had no outstanding commodity forward sale contracts for mined production.
Interest rate risk
The Group’s income and operating cash flows are dependent of changes in market interest rates. The Group’s interest rate risk arises from long-term borrowings.
For additional disclosures, refer to note 28.9.

AFR – 142

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
37. Commitments

Figures in million - SA rand	2021	2020	2019
Capital expenditure
Authorised	19,983	7,535	5,971
Kloof	1,593	1,516	1,290
Driefontein	877	885	846
Beatrix	317	169	232
SGL corporate	1,086	961	762
Cooke	3	54	55
Burnstone	4,353	8	5
Kroondal	395	319	220
Platinum Mile	17	—	20
Rustenburg operation	3,348	2,574	2,033
Marikana	6,841	63	153
Other[1]	1,153	986	355
Contracted for	2,733	773	595
Other guarantees	2,653	1,488	1,421
1 Includes authorised capital expenditure relating to DRDGOLD of R549 million (2020: R605 million, 2019: R134 million)
Commitments will be funded from internal sources and to the extent necessary from borrowings. This expenditure primarily relates to hostel upgrades, mining activities and infrastructure.

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

Arbitration case Redpath USA Corporation versus Stillwater Mining Company
In 2015, Redpath USA Corporation (the Contractor) was hired by the Stillwater Mining Company (the Company) to advance the Benbow decline as part of the Blitz project. During November 2019 the Contractor filed a claim wherein it raised a dispute over additional and rework costs of establishing a decline at the Stillwater Mine after drilling errors caused a water inundation that required significant remediation. The Contractor assumed the additional costs and was seeking to recover those costs, in an amount of approximately US$20 million, from the Company. After engaging outside counsel and based on the terms of the contract that supports the Company’s position, management believed the Contractor’s claim was without merit and disputed the arbitration demand claim in the legal documents served on the Contractor. Although an arbitration hearing was scheduled for May 2022, the Contractor and the Company has subsequent to the reporting date agreed to settle the dispute at no cost to the Company.

AFR – 143

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
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
Rand Refinery
Rand Refinery, in which Sibanye-Stillwater holds a 44.4% interest, has an agreement with the Group whereby it refines all the Group’s gold production. No dividends were received during the year ended 31 December 2019. For the year ended 31 December 2021, the Group received a dividend of R329 million (2020: R112 million) from Rand Refinery, and sold gold and paid refining fees to Rand Refinery. Refer note 18.1 for additional information in respect of the Group’s investment in Rand Refinery.
The table below details the transactions and balances between the Group and its related-parties:

Figures in million - SA rand	2021	2020	2019
Rand Refinery
Gold sales	319	298	506
Refining fees paid	(40)	(31)	(25)
Trade payable	(7)	(6)	(5)
Key management remuneration
Total key management personnel compensation recognised under IFRS1:

Figures in thousands - SA rand	2021	2020	2019
Short-term employee benefits	90,179	110,134	106,605
Post-employment benefits	4,421	6,009	5,300
Share-based payment	104,550	127,097	120,478
Total	199,150	243,240	232,383
1 In 2021, Sibanye-Stillwater introduced a new executive level of management (referred to as the C-suite). Therefore from 2021, only C-suite members and executive directors are disclosed under IFRS as key management personnel of Sibanye-Stillwater. For 2020, key management personnel included EVPs and executive directors

AFR – 144

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
40. Directors' and prescribed officers' remuneration
The disclosure below incorporates remuneration for services rendered to various companies within the Group during the year.
The executive directors and prescribed officers were paid the following remuneration during the year:

Figures in thousands - SA rand	Salary	Cash bonus accrued for 2021 paid in 2022	Accrual of share-based payment benefits	Pension scheme total contributions	Expense allowance and other benefits	2021	2020	2019
Executive directors
Neal Froneman[1]	12,427	7,793	269,473	825	1,064	291,582	57,973	31,917
Charl Keyter	6,601	4,204	131,151	943	529	143,428	28,963	16,024
Prescribed officers[2]
Chris Bateman							66,959	25,289
Shadwick Bessit							14,789	10,595
Hartley Dikgale							29,159	7,898
Dawie Mostert	4,206	2,590	64,068	573	297	71,734	16,655	9,284
Themba Nkosi	3,930	2,378	51,720	362	258	58,648	15,286	8,117
Wayne Robinson							19,272	10,044
Richard Stewart	5,175	3,251	73,712	575	298	83,011	18,873	9,428
Robert van Niekerk	5,331	3,254	105,053	592	456	114,686	22,975	13,547
Laurent Charbonnier[3]	10,084	4,870	3,247	81	5,190	23,472	2,614	—
Lerato Legong[4]	3,447	2,192	1,461	470	109	7,679	2,875	—
Mika Seitovirta[5]	245	—	—	—	—	245	—	—
Total	51,446	30,532	699,885	4,421	8,201	794,485	296,393	142,143
1 Entered into a dual service contract with effect 1 January 2020. Remuneration paid by Stillwater in US dollars was converted at the average exchange rate of R14.79/US$ (2020: R16.46/US$) for the year ended 31 December 2021
2 In 2021, Sibanye-Stillwater introduced a new executive level of management (referred to as the C-suite). Therefore from 2021, only C-suite members are disclosed as prescribed officers of Sibanye-Stillwater. In 2020, the following individuals were also disclosed as prescribed officers:
•Chris Bateman - ceased performing an EVP role on 6 September 2020
•Shadwick Bessit - ceased performing an EVP role on 16 January 2021
•Hartley Dikgale - ceased performing an EVP role on 31 March 2020
•Wayne Robinson - not a C-suite member
3 Assumed a prescribed officer role on 16 November 2020, remuneration paid in GBP was converted at the average exchange rate of R20.33/GBP (2020: R21.10/GBP) for the year ended 31 December 2021
4 Assumed a prescribed officer role on 1 September 2020
5 Assumed a prescribed officer role on 14 December 2021
AFR – 145

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
The non-executive directors were paid the following fees during the year:

Figures in thousands - SA rand	Directors fees	Committee fees	Expense allowance	2021	2020	2019
Timothy Cumming	1,081	1,140	8	2,229	1,909	1,795
Savannah Danson	1,081	981	—	2,062	1,680	1,609
Barry Davison[1]	—	—	—	—	—	666
Harry Kenyon-Slaney	1,243	1,102	24	2,369	2,114	1,699
Richard Menell	2,194	525	—	2,719	2,114	1,831
Sello Moloko[2]	—	—	—	—	—	1,407
Nkosemntu Nika	1,081	661	—	1,742	1,708	1,609
Keith Rayner	1,081	1,304	—	2,385	1,864	1,881
Susan van der Merwe	1,081	661	—	1,742	1,716	1,609
Jeremiah Vilakazi	1,081	714	—	1,795	1,422	1,362
Vincent Maphai	3,265	—	—	3,265	2,756	822
Elaine Dorward-King[3]	1,243	351	24	1,618	1,107	—
Sindiswa Zilwa[4]	1,081	726	—	1,807	—	—
Wang Bin[5]	—	—	—	—	327	—
Lu Jiongjie[5]	—	—	—	—	327	—
Total	15,512	8,165	56	23,733	19,044	16,290
1 Resigned as a non-executive director on 28 May 2019
2 Resigned as a non-executive director on 30 September 2019
3 Appointed as a non-executive director 27 March 2020
4 Appointed as a non-executive director 1 January 2021
5 Appointed and resigned as a non-executive director on 24 February 2020 and 27 March 2020, respectively

AFR – 146

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
The directors’ and prescribed officers’ (including their associates) direct and indirect share ownership at 31 December 2021 was1:

	Number of shares			%
	2021	2020	2019	2021	2020	2019
Executive directors
Neal Froneman[2,3]	6,636,286	4,829,128	4,858,723	0.24	0.17	0.18
Charl Keyter[3]	2,866,791	1,775,994	1,673,316	0.10	0.06	0.06
Non-executive directors
Timothy Cumming[3]	6,000	1,242	242	—	—	—
Richard Menell[3]	15,125	84,625	108,625	—	—	—
Keith Rayner[3]	68,992	68,992	68,992	—	—	—
Susan van der Merwe[3]	1,028	1,027	1,028	—	—	—
Jeremiah Vilakazi[3]	2,000	—	—	—	—	—
Vincent Maphai[3]	152,135	50,000	—	0.01	—	—
Savannah Danson[3]	2,519	2,519	—	—	—	—
Harry Kenyon-Slaney[3,4]	16,852	16,852	—	—	—	—
Elaine Dorward-King[3,5]	10,000	4,800	—	—	—	—
Total share ownership by directors	9,777,728	6,835,179	6,710,926
Prescribed officers[6]
Chris Bateman		—	32,747	—	—	—
Shadwick Bessit		94,707	31,652	—	—	—
Hartley Dikgale		—	184,311	—	—	0.01
Dawie Mostert[3]	26,466	38,975	38,975	—	—	—
Themba Nkosi[3]	204,533	59,022	796	0.01	—	—
Wayne Robinson		184,333	73,292	—	0.01	—
Richard Stewart[3]	739,633	105,303	362,747	0.03	—	0.01
Robert van Niekerk[3]	875,261	24,341	257,732	0.03	—	0.01
Laurent Charbonnier[3,7]	151,012	35,620	—	0.01	—	—
Total	11,774,633	7,377,480	7,693,178
1 Following the implementation of the Scheme (refer note 26), the Directors’ shareholdings are in Sibanye Stillwater Limited
2 Neal Froneman and his associates holds 90,479 ADRs at 31 December 2021 (2020: 3,213, 2019: 28,440) which convert to 361,916 (2020: 12,852, 2019: 113,760) ordinary shares in the Company
3 Share ownership (including shares held by associates) in the Company at the date of this report was unchanged, except for the following:
•Neal Froneman - 8,230,978
•Charl Keyter - 1,466,181
•Savannah Danson - 16,519
•Dawie Mostert - 26,585
•Richard Stewart - 788,771
•Robert van Niekerk - 1,364,690
4 Harry Kenyon-Slaney and his associates holds 4,213 ADRs at 31 December 2021 (2020: 4,213) which convert to 16,852 (2020: 16,852) ordinary shares in the Company
5 Appointed during 2020. Elaine Dorward-King and her associates holds 2,500 ADRs at 31 December 2021 (2020: 1,200) which convert to 10,000 (2020: 4,800) ordinary shares in the Company
6 In 2021, Sibanye-Stillwater introduced a new executive level of management (referred to as the C-suite). Therefore from 2021, only C-suite members are disclosed as prescribed officers of Sibanye-Stillwater. In 2020, the following individuals were also disclosed as prescribed officers:
•Chris Bateman - ceased performing an EVP role on 6 September 2020
•Shadwick Bessit - ceased performing an EVP role on 16 January 2021
•Hartley Dikgale - ceased performing an EVP role on 31 March 2020
•Wayne Robinson - not a C-suite member
7 Appointed during 2020. Laurent Charbonnier and his associates holds 37,753 ADRs at 31 December 2021 (2020: 8,905) which convert to 151,012 (2020: 35,620) ordinary shares in the Company
AFR – 147

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
41. Events after reporting date
There were no events that could have a material impact on the financial results of the Group after 31 December 2021 up to the date on which the consolidated financial statements for the year ended 31 December 2021 were authorised for issue, other than those disclosed below.
41.1 Sandouville acquisition
On 30 July 2021, Sibanye-Stillwater announced that it had entered into an exclusive put option agreement (Put Option) with French mining group Eramet SA (Eramet) for the acquisition of 100% of the Sandouville nickel hydrometallurgical processing facility (Sandouville), located in Normandy, France. The Sandouville facility is situated in the industrial heart of Europe at Le Havre, France’s second largest industrial port, with strategic access to extensive logistical infrastructure including shipping, rail and key motorways, supporting any future supply into the European end user markets.
The transaction is the second step in the Group's battery metals strategy, building on the investment in the Keliber lithium hydroxide project, in partnership with the State of Finland and the Finnish Minerals Group, announced in February 2021. The Sandouville site is a polyvalent facility which is already zoned for heavy industrial purposes. The site is scaleable for nickel, cobalt and lithium battery grade products, and will enable the Group to further advance its battery metals strategy and recycling activities.
On 4 November 2021, following the signing of the exclusive Put Option, Sibanye-Stillwater announced that the Share Purchase Agreement (SPA) had been signed to acquire 100% of Sandouville. The signature of the SPA followed the successful completion of the information-consultation process with the employee representative bodies of Sandouville and Eramet, who rendered a favourable opinion of the transaction. The transaction also received the key regulatory approvals of the South African Reserve Bank and clearance from the French Foreign Investment Control Office. The remaining conditions in respect of the acquisition were fulfilled on 4 February 2022, which resulted in an effective acquisition date of 4 February 2022.
Management is in the process of identifying and measuring the assets and liabilities in accordance with IFRS 3 for, amongst others, property, plant and equipment, contingent liabilities, inventory, provisions, as well as any deferred tax implications. In particular, management is still finalising the assessment of certain inputs and assumptions and gathering information that may impact the identification and fair value of the net assets. The cash purchase consideration is approximately €85 million, subject to any final post-closing adjustments.
41.2 Santa Rita and Serrote
On 26 October 2021, Sibanye-Stillwater entered into purchase and sale agreements with affiliates of funds advised by Appian Capital Advisory LLP (Appian) to purchase 100% of the Santa Rita nickel mine (Santa Rita) and the Serrote copper mine, both located in Brazil. The acquisition price was to be a cash consideration of US$1 billion and a 5% net smelter royalty over potential future underground production at Santa Rita (the Atlantic Nickel SPA and the MVV SPA, respectively).
Sibanye-Stillwater was advised by Appian that, subsequent to signing the Atlantic Nickel SPA and the MVV SPA, a geotechnical event occurred at Santa Rita. Management assessed the event and its effect and concluded that it was and was reasonably expected to be material and adverse to the business, financial condition, results of operations, the properties, assets, liabilities or operations of Santa Rita. Accordingly, pursuant to the terms of the Atlantic Nickel SPA, on 24 January 2022, Sibanye-Stillwater gave notice of termination of the Atlantic Nickel SPA. As the MVV SPA was conditional on the closing of the Atlantic Nickel SPA, which had become impossible to satisfy, on the same date Sibanye-Stillwater also gave notice of termination of the MVV SPA. As announced by Sibanye-Stillwater on 2 March 2022, if Appian commences proceedings, the Group will follow due course in defending any possible claims or litigation on the matter.
41.3 Rhyolite Ridge joint venture with ioneer
On 16 September 2021, Sibanye-Stillwater announced that it had reached an agreement with ioneer to establish a joint venture company with respect to the Rhyolite Ridge lithium-boron project. Following the satisfaction of all conditions precedent, the Group will contribute US$490 million for a 50% interest in Rhyolite Ridge. ioneer will also hold a 50% interest and retain the operational management responsibility. Management concluded that the transaction was not effective at 31 December 2021 since a number of conditions precedent were still outstanding, joint control was not obtained and no contractual rights or obligations were created.
AFR – 148

Notes to the consolidated financial statements continued
For the year ended 31 December 2021
41.4 Kroondal transaction
On 31 January 2022, Sibanye-Stillwater announced it had entered into an agreement with Rustenburg Platinum Mines Limited (RPM) a subsidiary of Anglo American Platinum Limited, through its subsidiary Sibanye Rustenburg Platinum Mines Limited (SRPM), which will result in SRPM assuming full ownership of the Kroondal operation. The Kroondal operation is subject to a 50/50 pool and share agreement (Kroondal PSA) between Kroondal Operations Proprietary Limited (a wholly-owned subsidiary of the Group) and RPM (collectively the PSA parties).
By the end of 2020 certain shafts at the Kroondal operation had reached the boundaries of the Kroondal PSA lease area. In order to allow the affected shafts to continue operating, with effect from January 2021, a contractor mining agreement was agreed between the PSA Parties and SRPM, providing for the mining of SRPM from the Kroondal operations (the “Contractor Agreement”).
In addition to the Contractor Agreement, SRPM and RPM have entered into a sale and purchase agreement in terms of which SRPM will acquire RPM’s 50% interest and all associated liabilities in respect of the Kroondal PSA for a cash consideration of R1.00 plus the assumption of RPM's portion of all associated liabilities, which include all associated closure costs and rehabilitation liabilities. This transaction will extend the life of the Kroondal operations to 2029 and ensure significant value creation for all stakeholders. Management is in the process of assessing the accounting impact of the transaction.
41.5 Wage agreement reached at East Boulder mine
The Group successfully ratified a new collective bargaining agreement, effective 16 February 2022 through to 31 July 2024, with the United Steel Workers International Union (USW) at its East Boulder mine in Montana in the United States. The agreement covers a broad range of terms including average annual wage increases of 2.5% in 2022, 3% in 2023 and 3% in 2024. In addition to the base increase in 2022, an increase to benefits and incentive has been agreed, which will result in an effective average increase of 5.4% for 2022 if all safety and quality deliverables are fully met. This settlement amounts to an annual average increase of 3.8% per year for the next three years, which compares favourably with US inflation rates.
41.6 SA gold operations wage dispute
On 14 January 2022, the Group announced that the Commission for Conciliation, Mediation and Arbitration (CCMA), has issued a certificate of non-resolution in respect of the dispute conciliation process between Sibanye-Stillwater and the labour unions, comprising AMCU, the NUM, Solidarity and UASA in respect of wage negotiations at the Group’s gold operations. This certificate permits the unions to embark on a strike and the Group to implement a lock-out within a 12-month period from issuance. Both parties need to give the counterparty 48 hours’ notice prior to embarking on any action.
On 4 February 2022, Sibanye-Stillwater tabled an offer to the unions, which confirmed the Group’s commitment to wage increases, which are sustainable and in the interest of all stakeholders as well as linked to inflation. If accepted, this offer means that category 4 to 8 employees will receive an average increase of 6% in year one, 5.7% in year two and 5.4% in year three. Miners, artisans and officials will receive an increase of 5% in year one, two and three.
On 8 March 2022, Sibanye-Stillwater advised that it received notice from AMCU and NUM that the unions intended to embark on a protected strike action from 9 March 2022. By the date of this report, the wage offer had been unconditionally accepted by Solidarity and UASA. The Group continues to engage with the national leadership of AMCU and NUM in an effort to reach a final settlement.
41.7 Verkor
During February 2022, Sibanye-Stillwater entered into a term sheet whereby the Group, through its wholly-owned subsidiary, Sibanye Battery Metals Proprietary Limited, would invest in Verkor S.A. (Verkor) through a €25 million convertible bond. Verkor is a French Gigafactory project aiming to enter the European battery materials market as a manufacturer of low-carbon footprint batteries for application in electric vehicles and large-scale stationary storage markets. The Group subscribed for the convertible bond on 22 March 2022. Management is in the process of assessing the accounting impact of the transaction.
41.8 Change in future South African corporate income tax (CIT) rate
During his budget speech on 23 February 2022, the South African Minister of Finance confirmed the change in the South African CIT rate as announced in his February 2021 budget speech. For the financial year ended 31 December 2021, the CIT rate applicable to Sibanye-Stillwater and its South African subsidiaries, which apply a CIT rate, was 28% and will remain at 28% for the financial year ending 31 December 2022. For subsequent financial years the change will become effective and a 27% CIT rate will apply.
41.9 Keliber investment
On 14 March 2022, the Group made payment for the third tranche of the initial phased equity investment in Keliber. The subscription price amounted to €5 million for an additional 125 000 shares in Keliber, representing an approximately 30% shareholding at the time of subscription. The Group now holds a guaranteed option to achieve the majority shareholding in Keliber, should it wish to do so, by contributing further equity financing for the development of the project. Since the Group obtained a substantive ability to acquire a majority shareholding in Keliber upon subscription for the third tranche share investment, management concluded that control was obtained at the time of subscription. Management is in the process of assessing the accounting impact of the transaction.
AFR – 149

Shareholder information
Registered shareholder spread at 31 December 2021

	Number of holders	% of total shareholders	Number of shares[2]	% of shares in issue[1,3]
1-1,000 shares	32,527	69.25	7,940,839	0.28
1,001-10,000 shares	11,360	24.19	34,572,144	1.23
10,001-100,000 shares	2,045	4.35	64,697,500	2.30
100,001-1,000,000 shares	809	1.72	264,042,817	9.40
1,000,001 shares and above	230	0.49	2,437,152,969	86.78
Total	46,971	100.00	2,808,406,269	100.00
1 Figures may not add due to rounding
2 As of 25 March 2022, the issued share capital of Sibanye-Stillwater consisted of 2,829,789,481 ordinary shares
3 To our knowledge: (1) Sibanye-Stillwater is not directly or indirectly owned or controlled (a) by another entity or (b) by any foreign government; and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Sibanye-Stillwater. To the knowledge of Sibanye-Stillwater’s management, there is no controlling shareholder of Sibanye-Stillwater
Public and non-public shareholdings at 31 December 2021

Shareholder type	Number of holders	% of total shareholders	Number of shares	% of shares in issue
Non-public shareholders	28	0.06	529,137,455	18.84
Directors and associates	11	0.02	9,777,728	0.35
Prescribed Officers and associates	5	0.01	1,996,905	0.07
Share trust	1	0.00	19,233,755	0.68
Government Employees Pension Fund (PIC)[1]	11	0.02	498,129,067	17.74
Public shareholders	46,943	99.94	2,279,268,814	81.16
Total	46,971	100.00	2,808,406,269	100.00
1 This is the aggregate shareholding for the Government Employees Pension Fund the majority of which is managed by the Public Investment Corporation (PIC)
Foreign custodians above 5% at 31 December 2021

	Number of shares	% of shares in issue
Bank of New York Depositary Receipts	395,607,358	14.09
JPMorgan Chase Bank	197,218,007	7.02
CitiBank	150,063,738	5.34

AFR – 150

Shareholder information continued
Beneficial shareholder categories at 31 December 2021

	Number of holders	% of shareholders	Number of shares	% of shares in issue
Other Managed Funds	44,834	95.44	46,918,073	1.67
Unit Trusts/Mutual Fund	700	1.49	747,659,363	26.62
Pension Funds	464	0.99	737,823,145	26.27
Private Investor	463	0.99	112,805,155	4.02
American Depository Receipts	98	0.21	395,607,358	14.09
Custodians	98	0.21	85,694,332	3.05
Insurance Companies	56	0.12	74,333,247	2.65
Exchange-Traded Fund	55	0.12	70,626,089	2.51
Trading Position	41	0.09	160,445,985	5.71
Sovereign Wealth	34	0.07	211,163,144	7.52
Medical Aid Scheme	34	0.07	6,887,805	0.25
Hedge Fund	25	0.05	15,332,075	0.55
University	22	0.05	4,282,771	0.15
Charity	14	0.03	1,255,124	0.04
Stock Brokers	8	0.02	2,162,683	0.08
Investment Trust	6	0.01	34,331,458	1.22
Local Authority	6	0.01	3,900,341	0.14
Corporate Holding	4	0.01	95,067,743	3.39
ESG	4	0.01	1,459,652	0.05
Foreign Government	4	0.01	548,591	0.02
Black Economic Empowerment	1	0.00	102,135	0.00
Total	46,971	100.00	2,808,406,269	100.00

The tables below show the change in the percentage ownership of Sibanye-Stillwater’s major shareholders, to the knowledge of Sibanye- Stillwater’s management, between 2019 and 2021.
Investment management shareholdings more than 5% at 31 December1

	2021		2020		2019
Beneficial shareholding	Number of shares	% of shares in issue	Number of shares	% of shares in issue	Number of shares	% of shares in issue
Government Employees Pension Fund (PIC)[2]	422,136,705	15.03	336,133,667	11.50	244,814,334	9.17
Allan Gray Proprietary Limited	167,557,050	5.97	114,906,710	3.93	29,366,475	1.10
BlackRock Inc	150,428,228	5.36	195,153,251	6.67	95,256,378	3.57
Ninety One plc[3]	48,777,512	1.74	112,240,906	3.84	158,890,234	5.95
Exor Capital LLP	—	0.00	69,604,441	2.38	176,159,937	6.60
1 A list of the investment managers holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, 5% or more of the issued share capital of Sibanye-Stillwater as of 25 March 2022 is set forth below:

	Number of shares	% of shares in issue
Government Employees Pension Fund (PIC)[2]	424,044,879	14.99
Allan Gray Proprietary Limited	161,399,019	5.70
2 This represents funds managed by the PIC as an investment fund manager, which holds the majority of its shares in the Government Employees Pension Fund
3 Investec Asset Management changed its name to Ninety One Plc during March 2020
AFR – 151

Shareholder information continued
Beneficial shareholdings more than 5% at 31 December1

	2021		2020		2019
	Number of shares	%	Number of shares	%	Number of shares	%
Gold One South Africa SPV (RF) Proprietary Limited	81,331,203	2.90	148,390,135	5.08	448,891,942	16.81
Government Employees Pension Fund (PIC)[2]	498,129,067	17.72	400,925,568	13.71	270,816,493	10.14
1 A list of the individuals and organisations holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, 5% or more of the issued share capital of Sibanye-Stillwater as of 25 March 2022 is set forth below:

	Number of shares	% of shares in issue
Government Employees Pension Fund (PIC)[2]	499,529,665	17.65
2 This is the aggregate shareholding for the Government Employees Pension Fund the majority of which is managed by the Public Investment Corporation (PIC)
Sibanye-Stillwater’s ordinary shares are subject to dilution as a result of any non-pre-emptive share issuance, including upon the exercise of Sibanye-Stillwater’s outstanding share options, issues of shares by the Board in compliance with B-BBEE legislation or in connection with acquisitions.
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

AFR – 152

Administration and corporate information

SIBANYE STILLWATER LIMITED
(SIBANYE-STILLWATER)
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share code: SSW and SBSW
Issuer code: SSW
ISIN: ZAE000259701
LISTINGS
JSE: SSW
NYSE: SBSW
WEBSITE
www.sibanyestillwater.com
REGISTERED AND CORPORATE OFFICE
Constantia Office Park
Bridgeview House, Building 11, Ground floor,
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park 1709
South Africa
Private Bag X5
Westonaria 1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
COMPANY SECRETARY
Lerato Matlosa
Email: lerato.matlosa@sibanyestillwater.com
DIRECTORS
Dr Vincent Maphai* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Dr Elaine Dorward-King*
Harry Kenyon-Slaney*
Jeremiah Vilakazi*
Keith Rayner*
Nkosemntu Nika*
Richard Menell*^
Savannah Danson*
Susan van der Merwe*
Timothy Cumming*
Sindiswa Zilwa*#
* Independent non-executive
^ Lead independent director
# Appointed 1 January 2021
INVESTOR ENQUIRIES
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Mobile: +27 83 453 4014
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
Computershare Investor Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248

AFR – 153

2021 MINERAL RESOURCES AND MINERAL RESERVES REPORT

we are one
Sibanye Stillwater

COMMITMENT ACCOUNTABILITY RESPECT ENABLING SAFETY

MINERAL RESOURCES AND MINERAL RESERVES REPORT 2021
About our full suite of reports

This Mineral Resources and Mineral Reserves Report 2021, together with the other reports produced for the financial year from 1 January 2021 to 31 December 2021, covers Sibanye-Stillwater’s progress and achievements in delivering on our strategic objectives and our vision to be a leader in superior shared value for all stakeholders and support climate change reversal. This report should be read in conjunction with the Integrated Annual Report 2021, Summarised Report and Notice of Annual General Meeting 2021, Annual Financial Report 2021 and Company Financial Statements 2021.

2021 Overview
2.7Moz & 0.4Moz	1.3Moz

Increase respectively
in 2E PGM Mineral Resources (89.6Moz) and Mineral Reserves (27.3Moz) at the US PGM operations.
The US Mineral Resource and Mineral Reserve base remains stable and strong, assisted by an enhancement in 3D geological modelling practices.

Increase in 4E PGM Mineral Reserves at the SA PGM Rustenburg (SRPM) operation.
An agreement with Anglo Platinum allow SRPM ground to be accessed earlier, across the PSA boundary, utilising lower cost Kroondal infrastructure, improving the LoM of Kroondal operation from 11 to 16 years.

39.6Moz	13.1Moz

Mineral Reserves (100% basis) at our managed SA PGM operations, which remain stable, net of depletions.
On an attributable basis, a year-on-year decrease of 20.2% is recorded due to an adjustment to the basis for calculating the attributable reported interest due to applying an equity.

Attributable Mineral Reserves at our SA Gold Segment, a decrease of 15.9%.
Driven by depletion, and the exclusion of the De Bron Merriespruit Project Mineral Reserves (pending an updated feasibility Study), and partly off-set by an increase in secondary reef Mineral Reserves due to a successful exploration programme at Driefontein.

78.5Kt	1,016.3Mlb

Maiden lithium oxide (Li2O) Mineral Resource.
Due to the inclusion of the attributable interests in the Keliber (26.6%) and Rhyolite Ridge (7.1%) projects in Finland and the United States (US) respectively.
Maiden zinc (Zn) Mineral Resource. Due to the inclusion of the attributable interest (19.9%) in the New Century tailings retreatment operation in Australia.
Note: Some of the photographs used in this report were taken before the COVID-19 pandemic and do not reflect Sibanye-Stillwater’s standard operating protocols for the pandemic

OUR 2021 REPORTS
These reports cover the financial year from 1 January to 31 December 2021*

INTEGRATED REPORT	SUMMARISED REPORT AND NOTICE OF ANNUAL GENERAL MEETING

GROUP ANNUAL FINANCIAL REPORT	COMPANY FINANCIAL STATEMENTS

About our cover designs:
Inspired by the earth’s strata and the characteristics of layered rocks at different depths; an abstract interpretation of the ‘alchemical’ transformation of raw materials into useful commodities. The covers also include images of employees, the people who embody our purpose and vision.

MINERAL RESOURCES AND MINERAL RESERVES REPORT
8 All of our 2021 reports, together with supporting documents, are available on our website at: www.sibanyestillwater.com/newsinvestors/reports/annual

SUPPORTING FACT SHEETS AND SUPPLEMENTARY INFORMATION AVAILABLE ONLINE
•Progressing the UN’s SDGs
•Environmental incidents in 2021
•Biodiversity management
•Social and Labour Plans: Summary of projects in South Africa
•Care for iMali: Taking care of personal finance
•GRI content index
•Tailings management
•Combating illegal mining
•ICMM self-assessment
•Working together: The Good Neighbor Agreement
•Definitions for sustainability/ESG indicators
•King IV disclosure
•Climate change related disclosure: TCFD recommendations

*Inclusive of information of year to date 22 April 2022 and forward- looking guidance

‘04
EUROPE

GREEN METALS EXPLORATION	162
LITHIUM	162
Keliber	162

05
AUSTRALIA

GREEN METALS OPERATIONS	166
ZINC	166
New Century	166

We welcome your feedback Your feedback and suggestions are welcome. Please direct them to James Wellsted, Head of Investor Relations: ir@sibanyestillwater.com 8 www.sibanyestillwater.com

R&R - 1

R&R - 2

Introduction
Sibanye-Stillwater is a multinational mining and metals processing Group with a diverse portfolio of mining and processing operations, projects and investments, across five continents. The Group is also one of the foremost global PGM auto catalytic recyclers and has interests in leading mine tailings retreatment operations.
Sibanye-Stillwater has established itself as one of the world’s largest primary producers of platinum, palladium, and rhodium and is also a top tier gold producer. It produces other PGMs, such as iridium and ruthenium, along with chrome, copper and nickel as by-products. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally.
Our fundamental strategic goal is to ensure that we consistently deliver on our purpose to ‘safeguard global sustainability through our metals and energy solutions’ while strengthening our position as a leading international mining company and ensuring we are true to our vision ‘to be a leader in superior shared value for all stakeholders and support climate change reversal’. Everything we do is driven by our C.A.R.E.S. values of Commitment, Accountability, Respect, Enabling and Safety.
R&R - 3

Location of our operations and projects3
R&R - 4

AMERICAS
PGMs
Sibanye-Stillwater wholly owns and operates PGM mining and processing operations and mining claims (together known as the US PGM operations) that are located in Montana, US. These wholly-owned assets include the Stillwater mine (inclusive of the Stillwater East expansion project, which is under development), the East Boulder mine, two concentrator plants, and the surrounding PGM mining claims located near the town of Nye. In addition, we own and operate a metallurgical smelter and base metals refinery complex situated in the town of Columbus, Montana, which also serves as the base for our PGM recycling business, which recovers PGMs from recycled catalytic converters.
We also have non-managed interests in two PGM projects, in exploration phase, in Canada: Marathon (22.6%) and Denison (64.9%).
Green metals
During 2022, the Group acquired a 7.1% interest in ioneer Limited, the owner and operator of the Rhyolite Ridge Lithium project in Nevada, with an option to enter into a 50:50 JV on the project.
The Group also holds non-managed interests in two Copper-Gold porphyry exploration projects in Argentina, namely Altar (100%) and Rio Grande (19.9%).
R&R - 5

SOUTHERN AFRICA
PGMs
The SA PGM operations consist of three managed PGM-producing underground operations (Marikana, Rustenburg and Kroondal), as well as an open pit operation situated at Kroondal and all related surface treatment facilities in South Africa. In addition, the PGM segment has a 50% attributable, non-managed, underground operation (Mimosa) in Zimbabwe.
The Rustenburg (74% attributable) operations are serviced by four concentrator plants and the Kroondal (50% attributable) operations by two concentrator plants. Kroondal concentrate is processed in terms of a purchase of concentrate (POC) agreement and Rustenburg concentrate in terms of a toll-treatment agreement by Rustenburg Platinum Mines Ltd, a division of Anglo American Platinum. The Marikana operations (80.64% attributable) own eight concentrator plants of which five are used for processing, with two on care and maintenance and one being used for third processing, as well as a metallurgical smelter and base metals refinery situated at the operations and a precious metals refinery complex located in Brakpan, to the east of Johannesburg.
Apart from the primary mining operations, significant tailings retreatment operations exist:
•The Platinum Mile concentrator , located adjacent to the Rustenburg operations Paardekraal tailings storage facility (TSF), is a tailings retreatment facility (plant) that recovers PGMs from the tailings streams of the Rustenburg Waterval and Retrofit concentrator plants. As it is a current tailings retreatment operation, no Mineral Resources or Mineral Reserves are declared. Sibanye-Stillwater has a 100% stake in Platinum Mile
•The Western Limb Tailings Retreatment (WLTR) recovers PGMs from historic TSFs at the Rustenburg operation
•The Bulk Tailings Retreatment (BTT) is a tailings retreatment facility that recovers chrome and PGMs from the ETD1 TSF at the Marikana operation
•The Eastern Tailings Retreatment (ETTP) treats fresh tailings material from the EPL concentrator at the Marikana operation
•At the Rustenburg, Kroondal and Marikana operations, a chrome concentrate is extracted as a by-product from the UG2 concentrator tailings
The Akanani exploration project (80.13% attributable) is an advanced staged exploration asset on the Northern Limb of the Bushveld Igneous Complex (BIC) near the town of Mokopane. The Limpopo exploration project, located approximately 50km southeast of Mokopane, consists of the care and maintenance Baobab operation (80.64%), the recently (2021) granted Dwaalkop mining right (50:50 JV area with Northam, 40.32% attributable), and the Doornvlei mining right (80.64% attributable).
The Blue Ridge Platinum exploration project – a 50% attributable joint venture (JV) with Imbani Platinum (Pty) Ltd – is a historic operation that has been on care and maintenance since 2011.
Gold
The gold operations are made up of four managed, gold producing, underground and surface operations in South Africa, namely the Kloof (100% attributable), Driefontein (100% attributable) and Cooke (76% attributable)operations in the West Wits region, and Beatrix (100% attributable) operation in the Free State province.
Burnstone (100% attributable) is a development project in Mpumalanga province. In addition to its mining activities, Sibanye-Stillwater owns and manages significant metallurgical processing facilities at all its operations where gold-bearing ore is treated, and gold extracted. Wholly-owned and managed projects in study phase include Bloemhoek, De Bron Merriespruit and Beisa. Bloemhoek and De Bron Merriespruit are both gold projects, which form part of the Southern Free State (SOFS) exploration project area. Beisa is a uranium/gold project that can be accessed from the Beatrix No. 4 Shaft.
In addition to these managed operations, the Group also reports Mineral Resources and Mineral Reserves on an attributable basis for DRDGOLD Limited (DRDGOLD) due to its 50.5% equity interest (as at 31 December 2021, taking into account the Treasury shares of DRDGOLD). DRDGOLD operates the Far West Gold Recoveries (FWGR) operation, which incorporates TSF assets previously acquired from Sibanye-Stillwater in exchange for a portion of this shareholding, as well as the ERGO Gold Recoveries operation.
Green metals
Significant quantities of uranium are present in the historic TSFs of the Cooke Operation, as well as in the Beisa Reef at the Beatrix operation. These are considered exploration projects even though they occur within existing operational mining rights.
EUROPE
Green metals
During the first quarter of 2021, Sibanye-Stillwater secured an entry into the battery metals sector through a partnership with and investment into Keliber, a leading European lithium project in Finland. The companies holds a 26.6% stake in the project, with an option to increase its shareholding to +50% on completion of a definitive feasibility study (DFS).
AUSTRALIA
Green metals
During the third quarter of 2021, Sibanye-Stillwater acquired a 19.9% equity position in New Century Resources Limited, an Australian company focused on the economic re-treatment and rehabilitation of TSFs, which currently operates the largest tailings retreatment operation in Australia, the Century Zinc Mine in Queensland.
R&R - 6

Group Mineral Resources and
Mineral Reserves summary

Group mineral property summary

Commodity	Region	Stage	Property Name	Area (ha)	AttributableOwnership	Mine Type	Mineralisation Style
PGM	Americas	Production	Stillwater and East Boulder	9,775	100%	Underground	Magmatic
PGM	Americas	Exploration	Marathon*	19,625	22.6%	Open pit	Magmatic
PGM	Americas	Exploration	Denison*	256	64.9%	Underground & Open pit	Magmatic
PGM	Southern Africa	Production	Marikana	26,270	80.6%	Underground	Magmatic
PGM	Southern Africa	Production	Rustenburg	15,300	74%	Underground	Magmatic
PGM	Southern Africa	Production	Kroondal	4,910	50%	Underground & Open pit	Magmatic
PGM	Southern Africa	Production	Mimosa*	6,594	50%	Underground	Magmatic
PGM	Southern Africa	Exploration	Akanani	4,095	80.1%	Underground	Magmatic
PGM	Southern Africa	Exploration	Limpopo	5,706	40.3/80.1%	Underground	Magmatic
PGM	Southern Africa	Exploration	Blue Ridge	1,889	50%	Underground	Magmatic
Gold	Southern Africa	Production	Kloof	20,087	100%	Underground	Paleoplacer
Gold	Southern Africa	Production	Driefontein	8,561	100%	Underground	Paleoplacer
Gold	Southern Africa	Production	Beatrix	16,821	100%	Underground	Paleoplacer
Gold	Southern Africa	Production	Cooke	14,724	76%	Surface operation	Tailings
Gold	Southern Africa	Production	DRDGOLD*	31,566	50%	Surface operation	Paleoplacer
Gold	Southern Africa	Development	Burnstone	13,136	100%	Underground	Paleoplacer
Gold	Southern Africa	Exploration	SOFS	17,022	100%	Underground	Paleoplacer
Uranium	Southern Africa	Exploration	Beisa (Beatrix)	16,821	100%	Underground	Paleoplacer
Uranium	Southern Africa	Exploration	Cooke (TSF's)	8,119	76%	Surface operation	Tailings
Lithium	Americas	Exploration	Rhyolite Ridge*	3,160	7.1%	Open pit	Sedimentary
Lithium	Europe	Exploration	Keliber*	3,038	26.6%	Underground & Open pit	Magmatic
Copper	Americas	Exploration	Altar*	8,440	100%	Underground & Open pit	Magmatic
Copper	Americas	Exploration	Rio Grande*	16,953	19.9%	Underground & Open pit	Magmatic
Zinc	Australia	Production	Century*	75,784	19.9%	Surface operation	Tailings
* Non-Managed
Group production summary

	Year ended 31 December
Region	2021			2020			2019
	Milled	Yield	Produced	Milled	Yield	Produced	Milled	Yield	Produced
	kt	g/t	2E/4E/AU koz	kt	g/t	2E/4E/AU koz	kt	g/t	2E/4E/AU koz
US PGM	1,469	12.1	570	1,487	12.6	603	1,411	13.1	594
SA PGM*	38,307	1.5	1,836	32,416	1.5	1,527	31,624	1.6	1,610
SA Gold	44,402	0.8	1,073	41,226	0.7	983	41,498	0.7	933
*Includes Platinum Mile
Encumbrances
Group significant and material encumbrances in the mineral properties licensing tenure are restricted to the following:
US PGM Operations: Planned operations will result in the need for the next phase of tailings and waste rock storage to be permitted in the next five to seven years. Such permitting efforts have begun at both sites and will continue through formal Environmental Impact Statements. While the company is diligently pursuing these permitting efforts, it cannot guarantee the outcome of such efforts.
Beatrix: The mining right expired on 6 February 2019. An application for renewal was submitted to the DMRE on 27 July 2018, which is still pending. A mining right in respect of which an application for renewal has been lodged shall, despite its expiry date, remain in force until such time as it has been granted or refused. Although renewal is not guaranteed, there is no reason to believe it will not be granted.
R&R - 7

Group Mineral Resources and Mineral Reserves summary continued
Classified Mineral Resource and Mineral Reserve estimates at 31 December 2021

Mineral Resources Inclusive of Mineral Reserves
			31 December 2021				31 December 2020
			Attributable			100%	Attributable			100%
PGM OPERATIONS			Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Americas	Stillwater and	Measured	39.9	14.7	18.9	18.9	12.4	15.1	6.0	6.0
	East Boulder	Indicated	59.1	13.8	26.1	26.1	70.1	14.6	33.0	33.0
		Measured + Indicated	99.0	14.1	45.0	45.0	82.5	14.7	39.0	39.0
		Inferred	113.6	12.2	44.6	44.6	96.2	15.5	47.9	47.9
Southern Africa	Marikana	Measured	73.3	4.2	9.9	12.3	77.3	4.1	10.1	10.6
		Indicated	513.4	4.1	68.1	84.4	616.2	4.3	85.0	89.2
		Measured + Indicated	586.6	4.1	78.0	96.8	693.5	4.3	95.1	99.8
		Inferred	178.9	4.4	25.2	31.2	202.2	4.6	29.7	31.1
	Rustenburg	Measured	308.3	4.4	43.2	58.4	427.0	4.4	59.7	59.7
		Indicated	88.6	5.3	15.1	20.5	115.7	5.3	19.9	19.9
		Measured + Indicated	396.9	4.6	58.4	78.9	542.7	4.6	79.6	79.6
		Inferred	11.0	5.6	2.0	2.7	14.9	5.6	2.7	2.7
	Kroondal	Measured	27.8	3.3	3.0	5.9	30.8	3.3	3.3	6.5
		Indicated	4.8	3.8	0.6	1.2	5.0	3.8	0.6	1.2
		Measured + Indicated	32.5	3.4	3.6	7.1	35.8	3.4	3.9	7.8
		Inferred	2.5	2.9	0.2	0.5	2.5	2.9	0.2	0.5
	Mimosa	Measured	31.0	3.5	3.5	7.0	25.4	3.6	3.0	6.0
		Indicated	17.7	3.5	2.0	4.0	15.1	3.6	1.7	3.5
		Measured + Indicated	48.7	3.5	5.5	11.0	40.5	3.6	4.7	9.4
		Inferred	17.2	3.4	1.9	3.7	13.4	3.5	1.5	3.0
OPERATIONS Total Measured + Indicated			1,163.8	5.1	190.5	238.7	1,395.0	5.0	222.3	235.6
OPERATIONS – Grand total			1,486.9	5.5	264.3	321.4	1,724.1	5.5	304.3	320.9
PGM EXPLORATION
Americas	Marathon	Measured	23.4	0.8	0.6	2.8	26.7	0.8	0.7	2.8
		Indicated	26.7	0.6	0.5	2.3	30.5	0.6	0.6	2.3
		Measured + Indicated	50.1	0.7	1.1	5.1	57.2	0.7	1.3	5.1
		Inferred	6.2	0.5	0.1	0.4	7.1	0.5	0.1	0.4
	Denison	Measured	0.1	6.2	0.0	0.0	0.1	6.2	0.0	0.0
		Indicated	1.1	2.8	0.1	0.1	1.1	2.8	0.1	0.1
		Measured + Indicated	1.2	3.0	0.1	0.2	1.2	3.0	0.1	0.2
		Inferred	1.3	2.7	0.1	0.2	1.3	2.7	0.1	0.2
Southern Africa	Akanani	Measured	—	—	—	—	—	—	—	—
		Indicated	164.5	4.2	22.0	27.5	191.1	4.2	25.6	27.5
		Measured + Indicated	164.5	4.2	22.0	27.5	191.1	4.2	25.6	27.5
		Inferred	87.9	3.4	9.6	12.0	102.1	3.4	11.2	12.0
	Limpopo	Measured	1.8	4.2	0.2	0.3	2.1	4.2	0.3	0.3
		Indicated	73.6	4.3	10.3	17.2	95.2	4.0	12.2	18.1
		Measured + Indicated	75.4	4.3	10.5	17.5	97.3	4.0	12.5	18.3
		Inferred	67.9	4.2	9.1	14.0	102.3	4.1	13.4	18.2
	Blue Ridge	Measured	—	—	—	—	—	—	—	—
		Indicated	9.2	3.2	1.0	1.9	9.2	3.2	1.0	1.9
		Measured + Indicated	9.2	3.2	1.0	1.9	9.2	3.2	1.0	1.9
		Inferred	6.7	3.0	0.6	1.3	6.7	3.0	0.6	1.3
	Hoedspruit	Measured	—	—	—	—	—	—	—	—
		Indicated	—	—	—	—	28.1	5.5	5.0	6.7
		Measured + Indicated	—	—	—	—	28.1	5.5	5.0	6.7
		Inferred	—	—	—	—	4.5	5.6	0.8	1.1
	Zondernaam	Measured	—	—	—	—	—	—	—	—
		Indicated	—	—	—	—	—	—	—	—
		Measured + Indicated	—	—	—	—	—	—	—	—
		Inferred	—	—	—	—	77.4	6.4	15.9	21.5
EXPLORATION Total Measured + Indicated			300.3	3.6	34.8	52.1	384.0	3.7	45.5	59.7
EXPLORATION - Grand Total			470.3	3.6	54.4	80.0	685.4	4.0	87.6	114.4
PGM TOTAL Measured + Indicated			1,464.1	4.8	225.2	290.9	1,779.0	4.7	267.8	295.4
PGM TOTAL			1,957.2	5.1	318.7	401.5	2,409.5	5.1	391.9	435.3
R&R - 8

Group Mineral Resources and Mineral Reserves summary continued

Mineral Resources Exclusive of Mineral Reserves
			31 December 2021				31 December 2020
			Attributable			100%	Attributable			100%
PGM OPERATIONS			Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Americas	Stillwater and	Measured	15.1	14.3	6.9	6.9	4.7	14.1	2.1	2.1
	East Boulder	Indicated	19.9	13.7	8.8	8.8	—	—	—	—
		Measured + Indicated	35.0	14.0	15.7	15.7	4.7	14.1	2.1	2.1
		Inferred	113.6	12.2	44.6	44.6	96.2	15.5	47.9	47.9
Southern Africa	Marikana	Measured	47.7	3.9	6.0	7.5	55.5	3.9	6.9	7.2
		Indicated	392.6	3.9	49.6	61.5	455.3	4.1	60.4	63.4
		Measured + Indicated	440.3	3.9	55.6	69.0	510.8	4.1	67.3	70.6
		Inferred	178.6	4.4	25.1	31.2	202.0	4.6	29.6	31.1
	Rustenburg	Measured	177.7	5.1	29.0	39.1	253.8	5.1	41.3	41.3
		Indicated	82.9	5.4	14.3	19.3	110.0	5.4	18.9	18.9
		Measured + Indicated	260.6	5.2	43.2	58.4	363.8	5.1	60.2	60.2
		Inferred	11.0	5.6	2.0	2.7	14.9	5.6	2.7	2.7
	Kroondal	Measured	15.8	3.4	1.7	3.4	17.0	3.4	1.9	3.7
		Indicated	4.8	3.8	0.6	1.2	4.7	3.8	0.6	1.2
		Measured + Indicated	20.5	3.5	2.3	4.6	21.8	3.5	2.4	4.9
		Inferred	2.5	2.9	0.2	0.5	2.5	2.9	0.2	0.5
	Mimosa	Measured	16.0	3.4	1.8	3.5	11.7	3.5	1.3	2.6
		Indicated	8.4	3.5	1.0	1.9	9.7	3.6	1.1	2.2
		Measured + Indicated	24.4	3.5	2.7	5.4	21.4	3.6	2.4	4.9
		Inferred	17.2	3.4	1.9	3.7	13.4	3.5	1.5	3.0
OPERATIONS Total Measured + Indicated			780.9	4.8	119.6	153.2	922.4	4.5	134.5	142.8
OPERATIONS – Grand total			1,103.8	5.4	193.4	235.8	1,251.4	5.4	216.5	228.0
PGM EXPLORATION
Americas	Marathon	Measured	23.4	0.8	0.6	2.8	26.7	0.8	0.7	2.8
		Indicated	26.7	0.6	0.5	2.3	30.5	0.6	0.6	2.3
		Measured + Indicated	50.1	0.7	1.1	5.1	57.2	0.7	1.3	5.1
		Inferred	6.2	0.5	0.1	0.4	7.1	0.5	0.1	0.4
	Denison	Measured	0.1	6.2	0.02	0.03	0.1	6.2	0.02	0.03
		Indicated	1.1	2.8	0.1	0.1	1.1	2.8	0.1	0.1
		Measured + Indicated	1.2	3.0	0.1	0.2	1.2	3.0	0.1	0.2
		Inferred	1.3	2.7	0.1	0.2	1.3	2.7	0.1	0.2
Southern Africa	Akanani	Measured	—	—	—	—	—	—	—	—
		Indicated	164.5	4.2	22.0	27.5	191.1	4.2	25.6	27.5
		Measured + Indicated	164.5	4.2	22.0	27.5	191.1	4.2	25.6	27.5
		Inferred	87.9	3.4	9.6	12.0	102.1	3.4	11.2	12.0
	Limpopo	Measured	1.8	4.2	0.2	0.3	2.1	4.2	0.3	0.3
		Indicated	73.6	4.3	10.3	17.2	95.2	4.0	12.2	18.1
		Measured + Indicated	75.4	4.3	10.5	17.5	97.3	4.0	12.5	18.3
		Inferred	67.9	4.2	9.1	14.0	102.3	4.1	13.4	18.2
	Blue Ridge	Measured	—	—	—	—	—	—	—	—
		Indicated	9.2	3.2	1.0	1.9	9.2	3.2	1.0	1.9
		Measured + Indicated	9.2	3.2	1.0	1.9	9.2	3.2	1.0	1.9
		Inferred	6.7	3.0	0.6	1.3	6.7	3.0	0.6	1.3
	Hoedspruit	Measured	—	—	—	—	—	—	—	—
		Indicated	—	—	—	—	28.1	5.5	5.0	6.7
		Measured + Indicated	—	—	—	—	28.1	5.5	5.0	6.7
		Inferred	—	—	—	—	4.5	5.6	0.8	1.1
	Zondernaam	Measured	—	—	—	—	—	—	—	—
		Indicated	—	—	—	—	—	—	—	—
		Measured + Indicated	—	—	—	—	—	—	—	—
		Inferred	—	—	—	—	77.4	6.4	15.9	21.5
EXPLORATION Total Measured + Indicated			300.3	3.6	34.8	52.1	384.0	3.7	45.5	59.7
EXPLORATION - Grand Total			470.3	3.6	54.4	80.0	685.4	4.0	87.6	114.4
PGM TOTAL Measured + Indicated			1,081.3	4.4	154.4	205.3	1,306.4	4.3	180.0	202.5
PGM TOTAL			1,574.1	4.9	247.8	315.8	1,936.8	4.9	304.1	342.3
R&R - 9

Group Mineral Resources and Mineral Reserves summary continued

Mineral Reserves
			31 December 2021				31 December 2020
			Attributable			100%	Attributable			100%
PGM OPERATIONS			Tonnes	Grade	PGM	PGM	Tonnes	Grade	PGM	PGM
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Americas	Stillwater and	Proved	8.2	15.4	4.1	4.1	7.8	14.5	3.6	3.6
	East Boulder	Probable	60.1	12.0	23.2	23.2	50.3	14.4	23.3	23.3
		Proved + Probable	68.3	12.4	27.3	27.3	58.1	14.4	26.9	26.9
Southern Africa	Marikana	Proved	22.6	3.9	2.9	3.6	19.6	3.9	2.4	2.6
		Probable	121.6	3.9	15.1	18.8	152.6	3.9	19.1	20.0
		Proved + Probable	144.2	3.9	18.0	22.3	172.2	3.9	21.5	22.6
	Rustenburg	Proved	83.4	3.5	9.5	12.9	106.1	3.7	12.7	12.7
		Probable	41.7	1.5	2.0	2.6	64.9	1.3	2.7	2.7
		Proved + Probable	125.1	2.9	11.5	15.5	171.0	2.8	15.4	15.4
	Kroondal	Proved	10.4	2.6	0.9	1.7	12.9	2.6	1.1	2.2
		Probable	—	—	—	—	—	—	—	—
		Proved + Probable	10.4	2.6	0.9	1.7	12.9	2.6	1.1	2.2
	Mimosa	Proved	8.2	3.6	0.9	1.9	8.5	3.5	1.0	1.9
		Probable	7.7	3.5	0.9	1.7	4.6	3.3	0.5	1.0
		Proved + Probable	15.8	3.5	1.8	3.6	13.1	3.4	1.5	2.9
PGM TOTAL Proved + Probable			363.9	5.1	59.4	70.5	427.2	4.8	66.4	70.0
R&R - 10

Group Mineral Resources and Mineral Reserves summary continued

Mineral Resources Inclusive of Mineral Reserves
			31 December 2021				31 December 2020
			Attributable			100%	Attributable			100%
GOLD OPERATIONS			Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Southern Africa	Kloof	Measured	34.5	11.3	12.6	12.6	34.3	11.7	12.9	12.9
		Indicated	39.1	6.4	8.0	8.0	48.5	5.8	9.1	9.1
		Measured + Indicated	73.6	8.7	20.6	20.6	82.8	8.3	22.0	22.0
		Inferred	28.1	11.5	10.4	10.4	35.6	9.6	11.0	11.0
	Beatrix	Measured	26.5	6.4	5.4	5.4	24.8	6.7	5.3	5.3
		Indicated	26.3	5.1	4.3	4.3	28.7	5.4	5.0	5.0
		Measured + Indicated	52.8	5.7	9.7	9.7	53.5	6.0	10.3	10.3
		Inferred	1.7	4.2	0.2	0.2	4.8	4.4	0.7	0.7
	Driefontein	Measured	21.1	10.9	7.4	7.4	20.6	10.7	7.1	7.1
		Indicated	12.2	8.5	3.3	3.3	14.5	9.0	4.2	4.2
		Measured + Indicated	33.3	10.0	10.7	10.7	35.1	10.0	11.3	11.3
		Inferred	0.8	6.6	0.2	0.2	0.5	5.2	0.1	0.1
	Cooke	Measured	159.6	0.3	1.3	1.7	210.0	0.3	1.7	1.7
		Indicated	45.6	0.3	0.5	0.6	63.4	0.3	0.6	0.6
		Measured + Indicated	205.2	0.3	1.8	2.3	273.4	0.3	2.3	2.3
		Inferred	—	—	—	—	—	—	—	—
	DRDGOLD	Measured	255.0	0.3	2.6	5.2	268.2	0.3	2.8	5.6
		Indicated	290.1	0.2	2.3	4.6	190.1	0.3	1.5	3.1
		Measured + Indicated	545.1	0.3	4.9	9.8	458.3	0.3	4.3	8.7
		Inferred	10.8	0.2	0.1	0.2	103.9	0.2	0.8	1.6
OPERATIONS Total Measured + Indicated			910.0	1.6	47.8	53.2	903.1	1.7	50.3	54.6
OPERATIONS - Grand total			951.4	1.9	58.7	64.1	1,048.0	1.9	62.8	68.0
GOLD DEVELOPMENT
Southern Africa	Burnstone	Measured	1.1	6.2	0.2	0.2	1.1	6.2	0.2	0.2
		Indicated	25.5	5.6	4.6	4.6	25.5	5.6	4.6	4.6
		Measured + Indicated	26.6	5.7	4.8	4.8	26.6	5.7	4.8	4.8
		Inferred	31.5	4.2	4.3	4.3	31.5	4.2	4.3	4.3
DEVELOPMENT Total Measured + Indicated			58.1	4.9	9.1	9.1	58.1	4.9	9.1	9.1
DEVELOPMENT - Grand Total			58.1	4.9	9.1	9.1	58.1	4.9	9.1	9.1
GOLD EXPLORATION
Southern Africa	SOFS	Measured	—	—	—	—	—	—	—	—
		Indicated	44.1	4.5	6.4	6.4	50.4	4.6	7.5	7.5
		Measured + Indicated	44.1	4.5	6.4	6.4	50.4	4.6	7.5	7.5
		Inferred	4.0	3.6	0.5	0.5	6.2	4.3	0.8	0.8
Americas	Altar	Measured	637.9	0.1	2.4	2.4	1,005.9	0.1	3.0	3.0
		Indicated	580.3	0.1	1.5	1.5	1,051.5	0.1	2.3	2.3
		Measured + Indicated	1,218.2	0.1	3.9	3.9	2,057.4	0.1	5.2	5.2
		Inferred	190.4	0.1	0.4	0.4	556.6	0.1	1.1	1.1
	Rio Grande	Measured	—	—	—	—	—	—	—	—
		Indicated	14.1	0.4	0.2	0.8	14.1	0.4	0.2	0.8
		Measured + Indicated	14.1	0.4	0.2	0.8	14.1	0.4	0.2	0.8
		Inferred	8.2	0.3	0.1	0.4	8.2	0.3	0.1	0.4
	Marathon	Measured	23.4	0.1	0.1	0.2	26.7	0.1	0.1	0.2
		Indicated	26.7	0.1	0.05	0.2	30.5	0.1	0.1	0.2
		Measured + Indicated	50.1	0.1	0.1	0.4	57.2	0.1	0.1	0.4
		Inferred	6.2	0.03	0.01	0.03	7.1	0.03	0.01	0.03
	Denison	Measured	0.1	1.4	0.004	0.01	0.1	1.4	0.004	0.01
		Indicated	1.1	0.4	0.01	0.02	1.1	0.4	0.01	0.02
		Measured + Indicated	1.2	0.5	0.02	0.03	1.2	0.5	0.02	0.03
		Inferred	1.3	0.4	0.02	0.03	1.3	0.4	0.02	0.03
EXPLORATION Total Measured + Indicated			1,327.7	0.2	10.6	11.6	2,180.3	0.2	13.0	14.0
EXPLORATION - Grand Total			1,537.8	0.2	11.6	12.9	2,759.6	0.2	15.0	16.4
GOLD TOTAL Measured + Indicated			2,295.8	0.9	67.5	73.9	3,141.6	0.7	72.4	77.7
GOLD TOTAL			2,547.3	1.0	79.4	86.2	3,865.7	0.7	87.0	93.4
R&R - 11

Group Mineral Resources and Mineral Reserves summary continued

Mineral Resources Exclusive of Mineral Reserves
			31 December 2021				31 December 2020
			Attributable			100%	Attributable			100%
GOLD OPERATIONS			Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Southern Africa	Kloof	Measured	26.7	11.1	9.5	9.5	24.9	11.5	9.2	9.2
		Indicated	32.0	6.7	6.9	6.9	38.3	6.2	7.6	7.6
		Measured + Indicated	58.7	8.7	16.4	16.4	63.2	8.3	16.8	16.8
		Inferred	28.1	11.5	10.4	10.4	35.6	9.6	11.0	11.0
	Beatrix	Indicated	21.7	6.3	4.4	4.4	19.9	6.5	4.2	4.2
		Measured	24.7	5.2	4.2	4.2	27.0	5.5	4.8	4.8
		Measured + Indicated	46.4	5.7	8.5	8.5	46.9	5.9	9.0	9.0
		Inferred	1.7	4.2	0.2	0.2	4.8	4.4	0.7	0.7
	Driefontein	Measured	16.0	9.1	4.7	4.7	16.6	9.7	5.2	5.2
		Indicated	10.0	7.9	2.5	2.5	12.6	8.4	3.4	3.4
		Measured + Indicated	26.0	8.7	7.2	7.2	29.2	9.1	8.6	8.6
		Inferred	0.8	6.6	0.2	0.2	0.5	5.1	0.1	0.1
	Cooke	Measured	156.0	0.3	1.3	1.7	210.0	0.3	1.7	1.7
		Indicated	39.7	0.3	0.4	0.5	52.3	0.3	0.5	0.5
		Measured + Indicated	195.7	0.3	1.7	2.2	262.3	0.3	2.2	2.2
		Inferred	—	—	—	—	—	—	—	—
	DRDGOLD	Measured	—	—	—	—	—	—	—	—
		Indicated	290.1	0.2	2.3	4.6	190.1	0.3	1.5	3.1
		Measured + Indicated	290.1	0.2	2.3	4.6	190.1	0.3	1.5	3.1
		Inferred	10.8	0.2	0.1	0.2	103.9	0.2	0.8	1.6
OPERATIONS Total Measured + Indicated			617.0	1.8	36.2	39.0	591.7	2.0	38.1	39.7
OPERATIONS - Grand total			658.3	2.2	47.1	50.0	736.6	2.1	50.7	53.0
GOLD DEVELOPMENT
Southern Africa	Burnstone	Measured	0.3	13.8	0.1	0.1	0.4	10.2	0.1	0.1
		Indicated	5.8	11.5	2.1	2.1	9.0	8.7	2.5	2.5
		Measured + Indicated	6.0	11.6	2.2	2.2	9.4	8.7	2.6	2.6
		Inferred	31.5	4.2	4.3	4.3	31.5	4.2	4.3	4.3
DEVELOPMENT Total Measured + Indicated			37.5	5.4	6.5	6.5	41.0	5.3	6.9	6.9
DEVELOPMENT - Grand Total			37.5	5.4	6.5	6.5	41.0	5.3	6.9	6.9
GOLD EXPLORATION
Southern Africa	SOFS	Measured	—	—	—	—	—	—	—	—
		Indicated	44.1	4.5	6.4	6.4	36.9	4.5	5.4	5.4
		Measured + Indicated	44.1	4.5	6.4	6.4	36.9	4.5	5.4	5.4
		Inferred	4.0	3.6	0.5	0.5	5.8	3.8	0.7	0.7
Americas	Altar	Measured	637.9	0.1	2.4	2.4	1,005.9	0.1	3.0	3.0
		Indicated	580.3	0.1	1.5	1.5	1,051.5	0.1	2.3	2.3
		Measured + Indicated	1,218.2	0.1	3.9	3.9	2,057.4	0.1	5.2	5.2
		Inferred	190.4	0.1	0.4	0.4	556.6	0.1	1.1	1.1
	Denison	Measured	0.1	1.4	0.004	0.01	0.1	1.4	0.004	0.01
		Indicated	1.1	0.4	0.01	0.02	1.1	0.4	0.01	0.02
		Measured + Indicated	1.2	0.5	0.02	0.03	1.2	0.5	0.02	0.03
		Inferred	1.3	0.4	0.02	0.03	1.3	0.4	0.02	0.03
	Marathon	Measured	23.4	0.1	0.1	0.2	26.7	0.1	0.1	0.2
		Indicated	26.7	0.1	0.05	0.2	30.5	0.1	0.1	0.2
		Measured + Indicated	50.1	0.1	0.1	0.4	57.2	0.1	0.1	0.4
		Inferred	6.2	0.03	0.01	0.03	7.1	0.03	0.01	0.03
	Rio Grande	Measured	—	—	—	—	—	—	—	—
		Indicated	14.1	0.4	0.2	0.8	14.1	0.4	0.2	0.8
		Measured + Indicated	14.1	0.4	0.2	0.8	14.1	0.4	0.2	0.8
		Inferred	8.2	0.3	0.1	0.4	8.2	0.3	0.1	0.4
EXPLORATION Total Measured + Indicated			1,327.7	0.2	10.6	11.6	2,166.8	0.2	10.9	11.9
EXPLORATION - Grand Total			1,537.8	0.2	11.6	12.9	2,745.7	0.1	12.8	14.1
GOLD TOTAL Measured + Indicated			1,982.2	0.8	53.3	57.1	2,799.5	0.6	55.9	58.5
GOLD TOTAL			2,233.6	0.9	65.2	69.4	3,523.2	0.6	70.4	74.0
R&R - 12

Group Mineral Resources and Mineral Reserves summary continued

Mineral Reserves
			31 December 2021				31 December 2020
			Attributable			100%	Attributable			100%
GOLD OPERATIONS			Tonnes	Grade	Gold	Gold	Tonnes	Grade	Gold	Gold
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Southern Africa	Kloof	Proved	12.7	6.2	2.5	2.5	11.7	6.9	2.6	2.6
		Probable	11.1	3.5	1.2	1.2	16.8	3.8	2.0	2.0
		Proved + Probable	23.8	5.0	3.8	3.8	28.5	5.1	4.6	4.6
	Beatrix	Proved	6.8	3.9	0.8	0.8	7.6	3.9	0.9	0.9
		Probable	1.7	1.6	0.1	0.1	3.1	2.8	0.3	0.3
		Proved + Probable	8.5	3.4	0.9	0.9	10.7	3.6	1.2	1.2
	Driefontein	Proved	7.7	8.4	2.1	2.1	5.9	8.5	1.6	1.6
		Probable	4.2	7.2	1.0	1.0	3.9	6.9	0.9	0.9
		Proved + Probable	11.9	8.0	3.0	3.0	9.8	7.8	2.5	2.5
	Cooke	Proved	—	—	—	—	—	—	—	—
		Probable	9.5	0.3	0.1	0.1	11.1	0.3	0.1	0.1
		Proved + Probable	9.5	0.3	0.1	0.1	11.1	0.3	0.1	0.1
	DRDGOLD	Proved	122.5	0.3	1.3	2.6	131.3	0.3	1.4	2.8
		Probable	132.5	0.3	1.3	2.6	136.9	0.3	1.4	2.8
		Proved + Probable	255.0	0.3	2.6	5.2	268.2	0.3	2.8	5.6
OPERATIONS Total Proved + Probable			308.6	1.1	10.5	13.1	328.3	1.1	11.2	14.0
GOLD DEVELOPMENT
Southern Africa	Burnstone	Proved	—	—	—	—	0.9	3.6	0.1	0.1
		Probable	20.6	3.9	2.6	2.6	17.7	3.7	2.1	2.1
		Proved + Probable	20.6	3.9	2.6	2.6	18.6	3.7	2.2	2.2
DEVELOPMENT Total Proved + Probable			20.6	3.9	2.6	2.6	18.6	3.7	2.2	2.2
GOLD EXPLORATION
Southern Africa	SOFS	Proved	—	—	—	—	—	—	—	—
		Probable	—	—	—	—	15.3	4.3	2.1	2.1
		Proved + Probable	—	—	—	—	15.3	4.3	2.1	2.1
EXPLORATION Total Proved + Probable			—	—	—	—	15.3	4.3	2.1	2.1
GOLD TOTAL Proved + Probable			329.2	1.2	13.1	15.7	362.2	1.3	15.5	18.3
Note: SOFS was classified as a development property in 2020, but since no Mineral Reserves are declared in 2021, it is now reported as an exploration property

Mineral Resources
			31 December 2021				31 December 2020
			Attributable			100%	Attributable			100%
URANIUM EXPLORATION			Tonnes	Grade	U3O8	U3O8	Tonnes	Grade	U3O8	U3O8
			(Mt)	(kg/t)	(Mlb)	(Mlb)	(Mt)	(kg/t)	(Mlb)	(Mlb)
Southern Africa	Beatrix	Measured	3.6	1.1	8.5	8.5	3.6	1.1	8.5	8.5
		Indicated	7.8	1.1	18.3	18.3	7.8	1.1	18.3	18.3
		Measured + Indicated	11.4	1.1	26.9	26.9	11.4	1.1	26.9	26.9
		Inferred	0.0	1.1	0.1	0.1	0.0	1.1	0.1	0.1
	Cooke	Measured	156.0	0.1	31.4	41.4	210.0	0.1	41.8	41.8
		Indicated	39.7	0.1	7.6	9.9	52.3	0.1	9.9	9.9
		Measured + Indicated	195.7	0.1	39.0	51.3	262.3	0.1	51.7	51.7
		Inferred	—	—	—	—	—	—	—	—
URANIUM TOTAL Measured + Indicated			207.0	0.1	65.9	78.2	273.6	0.1	78.6	78.6
URANIUM TOTAL			207.1	0.1	66.0	78.3	273.7	0.1	78.7	78.7

R&R - 13

Group Mineral Resources and Mineral Reserves summary continued

Mineral Resources
			31 December 2021				31 December 2020
			Attributable			100%	Attributable			100%
LITHIUM EXPLORATION			Tonnes	Li2O	Li2O	Li2O	Tonnes	Li2O	Li2O	Li2O
			(Mt)	(%)	(Kt)	(Kt)	(Mt)	(%)	(Kt)	(Kt)
Americas	Rhyolite Ridge	Measured	2.8	0.4	10.3	144.4	—	—	—	—
		Indicated	6.3	0.3	20.9	293.5	—	—	—	—
		Measured + Indicated	9.0	0.3	31.2	438.0	—	—	—	—
		Inferred	1.4	0.3	4.8	67.5	—	—	—	—
Europe	Keliber	Measured	1.1	1.2	13.5	50.7	—	—	—	—
		Indicated	2.4	1.0	25.1	94.3	—	—	—	—
		Measured + Indicated	3.6	1.1	38.6	145.0	—	—	—	—
		Inferred	0.4	0.9	4.0	14.9	—	—	—	—
LITHIUM TOTAL Measured + Indicated			12.6	0.6	69.7	582.9	—	—	—	—
LITHIUM TOTAL			14.4	0.5	78.5	665.4	—	—	—	—

Mineral Resources
			31 December 2021				31 December 2020
			Attributable			100%	Attributable			100%
COPPER EXPLORATION			Tonnes	Grade	Copper	Copper	Tonnes	Grade	Copper	Copper
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Americas	Altar	Measured	637.9	0.4	6,095.0	6,095.0	1,005.9	0.3	7,458.2	7,458.2
		Indicated	580.3	0.4	5,293.0	5,293.0	1,051.5	0.3	7,052.9	7,052.9
		Measured + Indicated	1,218.2	0.4	11,388.0	11,388.0	2,057.4	0.3	14,511.1	14,511.1
		Inferred	190.4	0.4	1,750.0	1,750.0	556.6	0.3	3,419.6	3,419.6
	Rio Grande	Measured	—	—	—	—	—	—	—	—
		Indicated	14.1	0.3	93.2	468.5	14.1	0.3	93.2	468.5
		Measured + Indicated	14.1	0.3	93.2	468.5	14.1	0.3	93.2	468.5
		Inferred	8.2	0.2	41.5	208.4	8.2	0.2	41.5	208.4
	Marathon	Measured	23.4	0.2	104.9	463.0	26.7	0.2	119.7	463.0
		Indicated	26.7	0.2	126.6	559.0	30.5	0.2	144.5	559.0
		Measured + Indicated	50.1	0.2	231.5	1,022.0	57.2	0.2	264.1	1,022.0
		Inferred	6.2	0.2	31.7	140.0	7.1	0.2	36.2	140.0
	Denison	Measured	0.1	0.5	1.0	1.5	0.1	0.5	1.0	1.5
		Indicated	1.1	1.3	31.3	48.2	1.1	1.3	31.3	48.2
		Measured + Indicated	1.2	1.2	32.3	49.7	1.2	1.2	32.3	49.7
		Inferred	1.3	1.2	33.7	51.9	1.3	1.2	33.7	51.9
COPPER TOTAL Measured + Indicated			1,283.6	0.4	11,745.0	12,928.2	2,129.9	0.3	14,900.8	16,051.3
COPPER TOTAL			1,489.7	0.4	13,601.8	15,078.5	2,703.1	0.3	18,431.7	19,871.2

Mineral Resources Inclusive of Mineral Reserves
			31 December 2021				31 December 2020
			Attributable			100%	Attributable			100%
ZINC OPERATIONS		=	Tonnes	Grade	Zinc	Zinc	Tonnes	Grade	Zinc	Zinc
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Australia	New Century	Measured	10.8	3.1	728.0	3,642.0	—	—	—	—
		Indicated	1.8	5.7	222.1	1,111.1	—	—	—	—
		Measured + Indicated	12.6	3.4	950.2	4,753.2	—	—	—	—
		Inferred	0.5	6.5	66.1	330.7	—	—	—	—
ZINC TOTAL Measured + Indicated			12.6	3.4	950.2	4,753.2	—	—	—	—
ZINC TOTAL			13.0	3.5	1,016.3	5,083.9	—	—	—	—
R&R - 14

Group Mineral Resources and Mineral Reserves summary continued

Mineral Resources Exclusive of Mineral Reserves
			31 December 2021				31 December 2020
			Attributable			100%	Attributable			100%
ZINC OPERATIONS			Tonnes	Grade	Zinc	Zinc	Tonnes	Grade	Zinc	Zinc
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Australia	New Century	Measured	0.0	6.0	2.6	13.2	—	—	—	—
		Indicated	1.5	5.3	175.4	877.4	—	—	—	—
		Measured + Indicated	1.5	5.3	178.0	890.7	—	—	—	—
		Inferred	0.5	6.6	66.5	332.9	—	—	—	—
ZINC TOTAL Measured + Indicated			1.5	5.3	178.0	890.7	—	—	—	—
ZINC TOTAL			2.0	5.6	244.6	1,223.6	—	—	—	—

Mineral Reserves
			31 December 2021				31 December 2020
			Attributable			100%	Attributable			100%
ZINC OPERATIONS			Tonnes	Grade	Zinc	Zinc	Tonnes	Grade	Zinc	Zinc
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Australia	New Century	Proved	9.9	3.0	649.2	3,247.4	—	—	—	—
		Probable	0.5	5.4	61.7	308.6	—	—	—	—
ZINC TOTAL Proved + Probable			10.4	3.1	710.9	3,556.1	—	—	—	—

R&R - 15

Group Mineral Resources and Mineral Reserves summary continued

Lithium Exploration Properties – Mineral Resources classification
30.0
25.0
20.0
15.0
10.0
5.0
0
Li_2O Eq.(Mt)
10.3
20.9
4.8
13.5
25.1
4.0
Rhyolite Ridge
Keliber
Property
Measured
Indicated
Inferred

Uranium Exploration Properties – Mineral Resources classification
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0
U_3O_8 (Mlb)
31.4
18.3
8.5
7.6
0.1
0
Beatrix (Beisa)
Cooke
Property
Measured
Indicated
Inferred

R&R - 16

Fundamental notes

1	This Mineral Resources and Mineral Reserves Report for Sibanye-Stillwater covers a full description of all of the Group’s mineral assets, as at 31 December 2021.
2	The Mineral Resource and Mineral Reserve estimates are reported as at 31 December 2021 and may be impacted by variations in commodity prices, currency exchange rates, legislation and permitting changes and cost and operating parameters.
3	All stated Mineral Resource and Mineral Reserve estimates are net of 12 month’s production depletion since 31 December 2020. The depletion applied to the managed operations includes the actuals up until September 2021 (SA PGM), October 2021 (SA gold and US PGM), while the remaining depletions were estimates up to 31 December 2021.
4	Mineral Resource and Mineral Reserve price assumptions for non-managed properties vary from those used for the managed operations. In those cases, the reader is directed to the notes provided below the estimation tables for detailed information.
5	South African PGM operations Mineral Resource and Mineral Reserve reporting accounts for four elements (4E) of the basket of PGMs and gold (platinum, palladium, rhodium and gold), while the US PGM operations Mineral Resource and Mineral Reserve reporting only accounts for two elements (2E) of PGMs, palladium and platinum. Other associated precious metals – such as iridium, ruthenium (SA PGM), gold and silver (US PGM) – occur in low concentrations and are generally not material to the estimation or calculations. The base metals (copper, nickel, cobalt and chromium) are also extracted as by-products in conjunction with these PGMs. These are not reported on individually, but their average concentrations in the various ores are provided as guidelines. Mineral Reserve and Mineral Resource economic calculations are based on a basket price taking into consideration all metals extracted and recovered.
6	No Inferred Mineral Resources have been included in any of the economic studies for the reporting of Mineral Reserves.
7	Detailed financial models are used to estimate the Mineral Reserves, which include modifying factors. The modifying factors are all-inclusive from mine to mill. Mineral Reserves are reported as tonnes and contained metal reporting to the mill, with the exception of Lithium and Boron, where equivalent final produced product is included as well.
8	Attributable Mineral Resources and Mineral Reserves are reported on a legal, equity interest basis, considering both direct (project level) and indirect (holding entity level) interests, and also include indirect holdings via subsidiaries and treasury shares. In addition, the full (100% basis) Mineral Resources and Mineral Reserves for each property are also provided for full transparency.
9	Rounding-off of figures in this report may result in minor computational discrepancies. Where this occurs, it is not deemed significant and reflects the level of accuracy of the estimate.
10	All reference to tonnes (t) is metric units.
R&R - 17

Corporate governance and regulatory compliance
Sibanye-Stillwater is listed on the Johannesburg Stock Exchange (JSE) and the New York Stock Exchange (NYSE) and is therefore required to comply with both Section 12.13 of the JSE Listings Requirements and the requirements of the United States Securities and Exchange Commission (SEC) regulation SK Subpart 1300.
For the Southern Africa (SA) production, development and exploration properties, including the non-managed properties (DRDGOLD and Mimosa), the Mineral Resources and Mineral Reserves, and the mineral asset valuations supporting the Mineral Reserve estimates, have been prepared in compliance with the South African Code for Reporting of the Exploration Results, Mineral Resources and Mineral Reserves (SAMREC 2016 edition, including Table 1 and Appendices) and the South African Code for the Reporting of Mineral Asset Valuation (SAMVAL 2016 edition), and all requirements thereof have been complied with. This disclosure is also compliant with JSE listing Requirements Section 12.13.
For the international, non-managed Marathon, Altar, Rio Grande and Denison exploration properties (all non-material assets), the original estimates were prepared in compliance with the Canadian NI43-101; and for the New Century, Rhyolite Ridge and Keliber properties in compliance with the Australian JORC Code, which are both Committee for Mineral Reserves International Reporting Standards (CRIRSCO) sister codes of SAMREC and SAMVAL. The Company has had these estimates independently verified for accuracy, and compliance to SAMREC/SAMVAL.
In complying with the requirements of subpart 1300 of Regulation S-K of the US Securities Act of 1933 (SK-1300) for the first time, this document serves to satisfy both the Summary disclosure requirements under §1303 (see section 1) and Individual Material Property disclosure requirements under §1304 (see sections 2-3). In support of the material property disclosure, compliant technical report summaries (TRS) have been prepared and filed for all material properties. These TRS can be accessed via EDGAR, and are also available on our corporate website. The estimates under SK-1300 align with the SAMREC-compliant estimates, and Mineral Resources are reported both inclusive and exclusive of Mineral Reserves to satisfy both reporting jurisdictions. The properties considered material for the purpose of SK-1300 are listed below.
PGM:
•Americas:    the US PGM operations consisting of the East Boulder and Stillwater mines
•Southern Africa:    the Marikana, Rustenburg (SRPM), and Kroondal operations
Gold:
•Southern Africa:    the Kloof and Driefontein operations
The Group has changed its policy regarding the basis for reporting attributable Mineral Resources and Mineral Reserves for 2021.
Previously the Group reported attributable Mineral Resources and Mineral Reserves based on the effective accounting interest in mineral properties. This approach considered the recognition of minority shareholder liabilities when determining attributable interest in an asset. This approach results in annual changes in effective interests, and as such the Group has changed this practice going forward to report on attributable portions of Mineral Resources and Mineral Reserves based on the Group’s effective legal interest in mineral properties, with no consequence to the Group’s effective accounting interest.
This change in policy has the following effect on the reported attributable percentages of mineral properties:
•Rustenburg:      reported at 74% attributable         (2020: 100%)
•Cooke:      reported at 76% attributable         (2020: 100%)
•Marikana:      reported at 80.64% attributable         (2020: 95.25%)
•Limpopo (Baobab & Doornvlei):      reported at 80.64% attributable         (2020: 95.25%)
•Limpopo (Dwaalkop):      reported at 40.32% attributable         (2020: 45.30%)
•Akanani:      reported at 80.13% attributable         (2020: 93.13%)
The net impact of this change in policy is evident in the Mineral Reserves reconciliation for the relevant segments of our business. These assets remains fully under the Group’s management.
This change in policy has no impact on the underlying mineral assets available for mining, and therefore does not impact the LoM or profitability of any operations or development projects.
The historic (2020) stated attributable numbers have not been adjusted in the tables to reflect the revised interest, but for ease of reference and comparison purposes, both the 2020 and 2021 100% basis numbers are illustrated.
R&R - 18

Corporate governance and regulatory compliance continued
R&R - 19

Auditing and risk
Sibanye-Stillwater manages risk effectively in order to protect the Group’s assets, stakeholders, environment and reputation and to ensure achievement of the business objectives.
The Group maintains sound risk management practices and systems that are consistent with international best practice and in line with the following three risk management frameworks and guidelines:

1	Committee of Sponsoring Organizations of the Treadway Commission (COSO)
2	ISO 31000:2009 Risk Management: Principles and Guidelines
3	The King IV: Report on Corporate Governance 2016
In addition, the process followed in producing the declaration is in alignment with the guiding principles of the Sarbanes-Oxley Act of 2002 (SOX); there are SOX controls in place that cover the entire Group’s Mineral Resource management function.
This integrated compliance, governance and risk management framework is managed and overseen by the Group internal audit function. Both internal and external audits are regularly conducted to ensure that corporate governance best practices are being followed. For the 2021 reporting period, external verification of the Mineral Resources and Mineral Reserves for all our managed operations have been conducted, and a copy of the final certified sign-offs by the independent consultancy, verifying the published numbers, are provided on page 9 as evidence.
Risk registers are kept for each operation, covering key risks pertaining to, but not limited to, technical, environmental, social, health, safety, economic and political aspects. Mitigation measures are put in place to address the material risks at each operation.

Group-wide risk is addressed in detail in the Integrated Annual Report 2021, the form 20-F and the Annual Financial Report 2021. These reports cover the remedial or preventative actions to mitigate or manage any identified risks. These documents can be accessed in the investor section of our corporate website: www.sibanyestillwater.com/investors. An abbreviated summary of the key Group risks is provided below.
Occupational health and/or safety performance falling short of global mining benchmarks
Operations and business management systems compromised or leaks of sensitive information creating liabilities
Sustainability as part of ESG not robust enough to lead to a strategic differentiator (Only compliance)
Operational excellence not sufficiently embedded to achieve operational performance outperforming peer benchmarks
Failure to transform into a digital first organisation (Not evolving fast enough and lagging behind competitors in terms of mobility, digitalisation, automation and AI)
Geographical concentration with high social, political and regulatory risks
Departure from planned projected economic parameters – commodity prices and exchange rates
Adverse strategic actions by competitors and other role players
Failure to maintain an attractive equity and credit investment case
Values based culture is insufficiently functional to secure operational performance outperforming peer benchmarks
Unavailability of required technical skills
Unrealised value due to strategic misalignment at JVs, associates or partnerships
Failure to realise expected value from structured capital allocation
R&R - 20

AUDIT LETTER

srk consulting

SRK House
265 Oxford Road
Illovo 2196
P O Box 55291
Northlands 2116
South Africa
T: +27 (0) 11 441 1111
F: +27 (0) 11 880 8086
E: johannesburg@srk.co.za
www.srk.co.za

24 March 2022 570935

Vice President: Commercial Geology
Group Technical Department
Sibanye Stillwater Limited
South Africa

Attention: Mr G.S. Stander

Dear Stephan

Sign-off of the 2021 Mineral Resource and Mineral Reserve estimates of Sibanye Stillwater Limited's Mineral Assets

Sibanye Stillwater Limited (**SSW**) commissioned SRK Consulting (South Africa) (Pty) Ltd (**SRK**) in October 2021 to conduct an audit and sign-off of their BP2022 Mineral Resource and Mineral Reserve (**MRR**) estimates with respect to the following assets:

- United States PGM operations and Americas PGM and Copper-Gold exploration projects comprising the Stillwater and East Boulder underground operations and the Marathon, Denison, Altar and Rio Grande exploration projects;
- Southern Africa PGM operations comprising the Marikana, Rustenburg, Kroondal and Mimosa underground operations and projects;
- South Africa Gold operations and exploration projects comprising the Beatrix, Driefontein, Kloof and Burnstone underground operations, Cooke Surface operations, and the SOFS exploration project; and
- Keliber Lithium project in Finland.

SRK was mandated to ascertain whether the process-flow adopted for the Public Reporting of the various metals MRR statements (effective date 31 December 2021) is consistent with the Standard Operating Procedures of the respective Operations and Projects, and the guidelines of the 2016 edition of the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (**the SAMREC Code**). The mandate also required of SRK to validate the MRR estimates and statements and sign-off on the respective statements.

SRK reviewed all the internal protocols, electronic data, technical reports, and grade models that underpin the MRR estimates and statements. Subsequently, SRK engaged SSW's Competent Persons of the respective mines via a combination of virtual and physical meetings to seek clarity on aspects of the documents and models where necessary, and discuss the methodology and technique adopted for the MRR estimation. The review of the documents and models, and interactions with SSW's Competent Persons enabled SRK to make an informed opinion on the reliability of the assay dataset for Mineral Resource estimation, the appropriateness of the estimation technique and associated parameters applied, the validity of the Mineral Resource estimates and classification and ultimately, the appropriateness of the processes, parameters, and modifying factors in the conversion of Mineral Resources into Mineral Reserves.

SRK notes that the protocols governing the compilation of the MRR estimates are generally sound and in line with industry best practice. Based on interaction with the respective Competent Persons, SRK has established that the process-flow adopted is consistent with the internal protocols of the respective mines. The Public Reporting of the MRR estimate is transparent and captures all issues of materiality and is, in SRKs opinion, compliant to the SAMREC Code.

SRK is of the opinion that there are no material flaws in the generation of the respective MRR estimates and statements and thus sign off on the MRR statement.

Yours faithfully,

SRK Consulting (South Africa) (Pty) Ltd

Authorised signatory
SRK Consulting (South Africa) (Pty) Ltd

Authorised signatory
SRK Consulting (South Africa) (Pty) Ltd

Partners R Armstrong, P Aucamp, JS Bartels, CM Bauman, N Brien, JM Brown, LSE Coetser, CD Dalgliesh, BM Engelsman, R Gardiner, M Hinsch, SG Jones, W Jordaan, WC Joughin, DA Kilian, F Lake, JA Lake, NG Macfarlane, V Maharaj, I Mahomed, HAC Meintjes, MJ Morris, DH Mossop, GP Nel, VS Reddy, S Reuther, PJ Shepherd, T Shepherd, MJ Sim, JS Stiff, M van Huyssteen, AT van Zyl, MD Wanless, CJ Wessels, ML Wertz, A Wood

Directors WC Joughin, V Maharaj, T McGurk, VS Reddy, T Shepherd, JS Stiff, AT van Zyl

Associate Partners PL Burmeister, LI Boshoff, T Claassen, SA de Villiers, IT Doku, M du Toit, LM Linzer, B Mabenge, JI Mainama, RD O'Brien, AM Robertshaw, LC Shand

Consultants JR Dixon, *PrEng*, GC Howell, *PrEng, PhD*, WC Joughin, *PrEng, MSc*, PR Labrum, *PrEng*, LM Linzer, *PrSci Nat, PhD*, SA Lorentz, *PhD*, RRW McNeill, *PrTech Eng*, HAC Meintjes, *PrEng, MSc*, PN Rosewarne, *PrSci Nat, MSc*, VM Simposya, *PrSci Nat*, AA Smithen, *PrEng*, TR Stacey, *PrEng, DSc*, PJ Terbrugge, *PrSci Nat, MSc*, HFJ Theart, *PrSci Nat, PhD*, DJ Venter, *PrTech Eng*

SRK Consulting (South Africa) (Pty) Ltd Reg No 1995.012890.07

African Offices:

Cape Town	+ 27 (0) 21 659 3060
Durban	+ 27 (0) 31 279 1200
East London	+ 27 (0) 43 748 6292
Johannesburg	+ 27 (0) 11 441 1111
Pietermaritzburg	+ 27 (0) 33 347 5069
Gqeberha	+ 27 (0) 41 509 4800
Pretoria	+ 27 (0) 12 361 9821
Accra	+ 23 (3) 24 485 0928
Lubumbashi	+ 243 (0) 81 999 9775

Group Offices:
Africa
Asia
Australia
Europe
North America
South America

CESA

R&R - 21

Mineral title
Sibanye-Stillwater has legal entitlement to all the properties and minerals being reported on. For a managed production properties, all the required operating permits have been obtained and are in good standing with the regulators. In certain cases, where licenses and permits have expired, but are the subject of renewal or conversion applications, there are reasonable grounds to believe that those will be granted, and hence the Mineral Reserves and Mineral Reserves continue to be reported. For all non managed properties, the Group has confirmed that the mineral titles being reported on, are in good standing. The directors of the Group confirm that there are no material legal proceedings or other material conditions that will impact on the Group’s ability to continue its mining or exploration activities. More detailed information on the various properties mineral tile can be found under the “license status and holdings” section of the individual property disclosures.
Exploration
The majority of the Group’s exploration activities are aimed at further delineating Mineral Resources for ultimate conversion to Mineral Reserves at our existing mining operations. In addition, extensive Mineral Reserve definition drilling is conducted on all operations. Greenfields exploration activities are predominantly being conducted at the non-managed properties where we have interests. Detail on quantities, annual spend and material results are provided within the individual property disclosures in Sections 2 and 3 of this report.
Annual planning process
For the managed mining operations (production properties), the reported Mineral Resources and Mineral Reserves are derived through a comprehensive annual operational planning process. The annual planning process is cyclic in nature, starting in January and running through to December. It begins with a review of the previous LoM plan and the development of a strategic plan based on that portion of the Mineral Resource for which technical and economic studies have demonstrated justified extraction at the time of disclosure, to a minimum pre-feasibility study (PFS) level.
Strategic plan directives, parameters and factors are issued to guide the operations. The analysis of historical performance is done to assist with the development of realistic productivity and cost parameters and modifying factors. All operations document the guidelines and then focus on producing a business plan.
All mine design and planning is based on the latest geological and Mineral Resource models, which are updated prior to the commencement of the operating and LoM plans. Mineral Resource classification categories guide and constrain the mining layouts. Measured and Indicated Mineral Resources typically become Proved and Probable Mineral Reserves respectively, but additional mining risk can be factored in and used to downgrade Mineral Reserve confidence.
The operational plan is based on detailed monthly scheduling and zero-based costing. All underground mine design, sequencing, scheduling and evaluation is done in an appropriate 3D software package.
Estimates of tonnages and grades quoted as Mineral Reserves include allowances for modifying factors and consequently are reported as net tonnes and grades expected to be delivered to the mill.
Once detailed 12 month production profiles, operating and capital cost estimates, and the required stay-in-business capital estimates to sustain and the business have been prepared, these are extended to five-year and LoM production schedules.
Multi-disciplinary review processes are conducted at stage-gate intervals during the planning process. During these reviews all mining, support and service departments are involved in the verification of the inputs and the modifying factors that are incorporated into the business plan. Ultimately, all business plans and LoM plans are approved and signed off by both the commodity segment management, competent persons, as well as the Group executives.

R&R - 22

Technical economic modelling is undertaken using the discounted cash-flow approach. The detailed one-year operating budget is used to determine cost drivers, down to shaft level, which are then applied to the remainder of the LoM plan. Sensitivities are calculated based on a range of commodity prices, and operating and capital costs to assess the robustness of the plan.
The financial and technical assumptions underlying the Mineral Resources and Mineral Reserves estimations contained in this report are current as at 31 December 2021, the period covered by this report. Such assumptions rely on various factors that may change after the reporting period, including as a result of operational reviews which Sibanye-Stillwater undertakes from time to time and when necessary. For example, in 2022, Sibanye-Stillwater initiated a comprehensive review of its US PGM Operations to reassess its existing budgets and LoM plans. Accordingly, the Mineral Reserves and Mineral Resources estimations contained in this report may be materially impacted by, among other things, the results of these assessments, including any changes to the underlying financial and technical assumptions in the future.
Commodity price assumptions
The Group reports in accordance with both the JSE and the US Securities and Exchange Commission (SEC) guidelines on commodity prices used for the estimation of Mineral Resources and Mineral Reserves at all managed operations, development, and exploration properties. For the 2021 disclosure the company has taken note of the SEC allowance under the new subpart 1300 of Regulation S-K allowing the use of forward-looking prices as opposed to three-year average trailing prices previously required. We believe forward-looking prices based on extensive market research more accurately capture changes in market dynamics and hence we have opted to apply forward-looking prices that reflect “through the cycle” pricing. Mineral Resource price assumptions, which focus on longer timeframes, are based on higher prices than for Mineral Reserves. These assumptions facilitate long term planning but still consider reasonable prospect for economic extraction.
Sibanye-Stillwater uses prices that will stay stable for at least three to five years, and will only change if there is a fundamental, perceived long-term shift in the market, as opposed to basing it only on short term analyst consensus forecasts. Sibanye-Stillwater has also in the process considered our general view of the market, the relative position of our operations on the costs curve; as well as our operational and company strategy. Within this context, a slightly more optimistic (closer to market consensus) view has been taken on copper (Cu), nickel (Ni) and cobalt (Co), which are considered as metals of the future and a growth area for the company; as opposed to our existing, mature gold and Platinum Group Metals (PGM) operations, where we are trying to position lower on the cost curve for sustainability purposes. In general, within a global economic climate of continuously increasing commodity prices, we believe we have taken a safer approach, by not building overly optimistic price outlooks into our estimations.
The rand;US dollar exchange rate used for the Mineral Resource and Mineral Reserve declaration, as at 31 December 2021 is R15.00/US$.
The commodity price assumptions for the 31 December 2021 Mineral Resource and Mineral Reserve estimates, are summarised below:
Forward looking price assumptions for 2021

	31 Dec 2021						31 Dec 2020
	Mineral Resources			Mineral Reserves			Mineral Reserves
Precious metals	US$/oz	R/oz	R/kg	US$/oz	R/oz	R/kg	US$/oz	R/oz	R/kg
Gold	1,800	27,000	868,000	1,659	24,885	800,000	1,500	22,500	720,000
Platinum	1,500	22,500	723,391	1,250	18,750	602,826	880	13,200	424,389
Palladium	1,500	22,500	723,391	1,250	18,750	602,826	1,600	24,000	771,617
Rhodium	10,000	150,000	4,822,605	8,000	120,000	3,858,084	5,650	84,750	2,724,772
Iridium	3,000	45,000	1,446,782	2,500	37,500	1,205,651	1,450	21,750	699,278
Ruthenium	350	5,250	168,791	300	4,500	144,678	260	3,900	125,388
Base metals	US$/lb	US$/tonne	R/tonne	US$/lb	US$/tonne	R/tonne	US$/lb	US$/tonne	R/tonne
Nickel	7.94	17,500	262,500	7.35	16,200	243,000	5.9	13,000	195,000
Copper	4.54	10,000	150,000	4.06	8,950	134,250	2.72	6,000	90,000
Cobalt	25	55,116	826,733	22	48,502	727,525	15	33,069	496,040
Uranium oxide (U3O8) [1]	50	110,231	1,653,465	40	88,185	1,322,772	32	70,548	960,000
Chromium oxide (Cr2O3), (42% concentrate) [1]	0.07	165	2,475	0.07	150	2,250	0.07	160	2,400
1.Long-term contract prices used

R&R - 23

Sustainability management
ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) MANAGEMENT
Sibanye-Stillwater has an established a ESG Framework that provides clear direction on the Group’s commitment to environmental, social and governance commitments. These commitments are underpinned by formally adopted policy positions on each functional area addressing material ESG matters. These form part of the suite of formally available public documents.
To strengthen the connection to the broader Sibanye-Stillwater strategy, the ESG framework has been further developed into a Sibanye-Stillwater Sustainability Strategy. The Sustainability Strategy outlines strategic themes that embed our commitment to ESG principles.

Embedding human rights and ethics: Inside and out[1]
Develop a climate change resilient business[2]
Entrenching long-term economic sustainability: Integrated post mining economy[3]
Data driven and considered decision-making[4]
1 Empowering our workforce; Safe production; Health, Well-being and Occupational Hygiene and Socio economic development
2 Minimising our environmental impact
3 Minimising our environmental impact and Socioeconomic development
4 Corporate governance and Governance in sustainability: Considered decision making
See section 03 of the Integrated report available at www.sibanyestillwater.com/newsinvestors/reports/annual
In each of these themes, are a synergistic set of interventions tightly woven together to maximise our work on environmental consciousness, social and economic impact, and robust governance.
CLIMATE CHANGE AND CARBON MANAGEMENT
Climate change and decarbonisation continue to be central global themes. Since announcing our commitment to achieve carbon neutrality by 2040, we continue to progress various initiatives outlined in our energy and decarbonisation road map (Scope 1 and 2). Sibanye-Stillwater received a CDP B-rating (classified as “taking coordinated action on climate issues”) for its carbon and climate disclosure. We rank among the top 28% of companies by achieving this level in its activity group, with no A-list ratings awarded in the metallic mineral mining activity group during 2021.
While our commitments to our energy and decarbonisation strategy span the Group, 92% of our current Group operational greenhouse gas emissions (Scope 1 and 2) stem from our South African operations, which have been our initial primary focus. We have made notable progress in our journey to being carbon neutral:
a.We have been supporting decarbonisation advocacy through our industry associations, leading to electricity supply industry (ESI) reforms, ESI restructuring, and positive sentiment towards private power generation. This includes the lifting of the generation license threshold to 100MW, a strategic win for the sector with evidence of further positive policy changes in the pipeline.

b.We have developed five-year demand-side energy management (DSEM) plans for the SA Gold and SA PGM operations, including priority interventions and their decarbonisation potential. A similar intervention is due for completion for the US PGM operations and will inform their DSEM plans.
c.We have developed a portfolio of renewable energy projects, including 225MW of solar and >250MW of wind, that will enable a 25% reduction in Scope 2 emissions by 2025. Independent third party developers will be appointed to construct and manage the projects on competitive terms.
d.We have investigated enabling decarbonisation technologies, including digital, storage and hydrogen, and incorporated these into our strategic thinking. Digital twins continued to play a material role in eliminating energy waste at our South African operations.
e.We are exploring carbon offset opportunities and will communicate our conclusion in line with progress on other commitments
f.We are applying the recommendations of the Task Force on Climate-related Financial Disclosures aimed at ensuring more effective climate-related disclosures. From a water perspective, we aim to make decision-useful disclosures that support building a climate-resilient business.
R&R - 24

ESG management continued
WATER USE MANAGEMENT
Recognising that efficient water use is critical to ensure preservation and sustainability of this resource for the benefit of all stakeholders, An integrated approach to managing our water footprint and water systems infrastructure has been adopted.
Our water conservation and water demand management plan drives continuous improvement in water usage. The plan consists of the following components:
a.Increasing independence on potable water (clean water that is suitable for human consumption and may be used within mine processes) by improving security of supply and minimising our impact on external water resources using alternative available ground water sources and rainwater harvesting, thereby reducing reliance on purchased water sources.
b.Reducing water loss by:
i.creating water footprint visibility through the implementation of effective real time metering (Zednet), water balance management reporting, proactive leak detection, and immediate repair initiatives
ii.minimising water losses through evaporation and seepage by optimising the density of tailings deposition and recovering and recycling water at our tailing facilities
iii.optimising water use efficiency by tracking and managing water use efficiency KPIs for all consumers
c.Implementing water quality management measures – we have comprehensive water quality monitoring programmes, minimising pollution of the resource through separation of clean and impacted water streams, recycling of impacted streams, treatment where required
TAILINGS MANAGEMENT
The Group’s alignment with the Global Industry Standard for Tailings Management has progressed well, and we are on track to deliver full conformance by August 2023. Progress has been made in multiple areas, including the development and competence of our Metallurgical Managers as the legal appointees for the safety of our tailings facilities, the design and implementation of the Group Tailings Management System, and monthly compliance audits against the GISTM requirements. In addition, various technology solutions are being developed and adopted to enhance tailings management practices, including through the rollout of the K2Fly platform, a new application to centralise management and reporting and enable more pro-active risk management of all our tailings facilities across the Group.
The investment in New Century, that currently owns the Century tailings zinc retreatment operations in Queensland, further diversifies Sibanye-Stillwater geographically, providing a foothold in Australia, a high-quality international mining jurisdiction. This acquisition together with DRDGOLD, will potentially enable the sharing of technological best practice and synergy realisation across Sibanye-Stillwater’s various investment platforms, further advancing the company as a global ESG-focused industry leader in tailings reprocessing.

AIR QUALITY MANAGEMENT
The continuous improvement of our air quality management profile remains a fundamental element in our commitment towards a cleaner environment. Our air quality vision is to promote a sustainable, cleaner environment through continuous improvement of our air quality management practices, and the implementation of initiatives to combat climate change and reduce air pollution in line with global, national and local air quality legislation and protocols.
The Group continues to focus on a set of clear strategic objectives to responsibly manage air quality to:
a.maintain compliance to all air emission licenses
b.effectively report and manage air emission targets
c.drive strategic initiatives to reduce emissions
d.proactively engage our stakeholders
WASTE MANAGEMENT
Our Waste Position Statement signed off by the CEO in June 2021, describes our vision for mineral and non-mineral waste management as being “to ensure that Sibanye-Stillwater is fully compliant with national waste legislation, transparent in reporting and innovative, efficient and effective in our waste management practices”.
We support responsible environmental management of all waste streams, and to minimising waste to landfill in line with our long-term objective of zero-waste-to-landfill. A waste management procedure and position paper has been developed and integrated into the business. The procedure covers the suite of waste streams that we generate, as well as all new and emerging waste legislation requirements. We will continue with the development of a comprehensive Waste Minimisation Plan/Roadmap in 2022. An important component of the plan is the introduction of the circular economy concept, aimed at creating sustainable value from waste and promoting recycling. In addition, in 2022 we will be embedding the waste hierarchy principles and driving their practical implementation at our operations.
BIODIVERSITY MANAGEMENT
We recognise that climate change and biodiversity are interconnected and interdependent, with each affecting and being affected by the other, with negative consequences for human well-being and the ecosystems upon which we rely.
Sibanye-Stillwater’s vision of promoting natural resources and improving life further strongly advocates for the reduction in the degradation of natural habitats, halting the loss of biodiversity and protecting species on land and in water. Our management processes contribute to the conservation of biodiversity and take integrated approaches to land use planning, as guided by the ICMM and other best practice guidelines and standards.
We have developed a Biological Diversity Procedure that integrates science-based monitoring and assessment measures to inform the implementation of option analyses that embody the mitigation hierarchy throughout the life of the mine, from feasibility to post mining. The results inform management decisions that lead to the improvement of measures that enhance the resilience of these systems to allow for the protection of all water users including the environment, and aim at ensuring we are able to meet our net gain and no net loss targets.

R&R - 25

ESG management continued
Sibanye-Stillwater is committed to driving a net gain in biodiversity for all existing acquired operations and a no net loss for new (greenfields) operations, this will will be measured through the Biological Diversity Protocol hectare equivalents. This entails:
a.undertaking specialist assessment of the biotic and abiotic resources
b.driving clear, implementable, scientifically-based action plans to drive resilience of ecosystems
c.implementing integrated catchment management programmes which include the associated forums.
LAND AND HERITAGE MANAGEMENT
We have developed and rolled out a Heritage resource management position statement that sets out Sibanye-Stillwater’s approach towards responsible heritage resource management. Our vision with heritage resources management is to ensure the adequate and innovative management and protection of our land and heritage resources where respect, mindfulness, inclusivity and prosperity underpin our approach within the communities that we operate.
Our respectful approach to effective heritage resource management aims to pay tribute to the rich history of the customs and traditions of communities that live around our operations. Sibanye-Stillwater complies with national heritage and associated legislation, and subscribes to and supports other guidelines and principles such as the ICMM, World Gold Council, and UN Sustainable Development Goals.
REHABILITATION AND CLOSURE
We have initiated a process to incorporate socio-economic factors into our closure plans and to position the Group to contribute to a sustainable regional post mining closure solution within our operational areas. This process was undertaken in accordance with the principles outlined in the draft National Mine Closure Strategy currently being developed by the Department of Minerals Resources & Energy (DMRE). Although the framework is South African specific, the principles extend beyond borders.
To date, we have initiated various work streams and adopted a systematic approach to ensure that sustainable closure plans are developed together with our internal and external stakeholders. We have defined closure provisions in accordance with closure plans.

Key milestones in the development of sustainable closure plans include the following:
a.understanding the regions in which we operate
b.identifying key stakeholders
c.conducting specialist studies
d.engaging with stakeholders
e.developing and assessing closure plans and closure liability
We retained external specialists (Golder Associates) to align the closure planning and associated closure liability costs for the South African gold and platinum operations with the requirements of GN R. 1147, for submission to the DMRE, as well as Ernst & Young for external audit and assurance purposes. Total closure liability for the SA operations, as at 31 December 2021 (including our portion of environmental liability in JV and projects) was R10.34 billion (bn). Of this, R5.701 bn was for the PGM operations (inclusive of the Marikana operations and third-party Pool and Share Agreements) and R4.642 bn for the gold operations. The US PGM operations have a closure liability of US$74m.
In theory, this balance has to be funded before operations cease such that the provisions can be met with the funding that has been set aside. In the meantime, the shortfall is covered by guarantees provided by third parties. Sibanye-Stillwater sets aside funds for the management, remediation and rehabilitation of the environmental impacts of our mining operations. A provision on the liability side of the balance sheet is created to cover the present value of future rehabilitation expenses. The provision is enough to cover the various rehabilitation requirements specified in the National Environmental Management Act. These are independently reviewed and adjusted annually as mining occurs and mining plans develop. The provision is offset on the asset side of the balance sheet by the value of the respective mines.
As mining takes place, the asset will decline in value as the economic potential of the mine diminishes.
Sibanye-Stillwater ensures that it has sufficient assets to cover the provision for rehabilitation and therefore sets aside funds out of its earnings. These accumulate as an asset, such that at the end of the life of the mine, and following concurrent rehabilitation activities, there are sufficient funds to cover the cost of rehabilitation. These funds are held in a trust, separate from the company and cannot be accessed by the company’s creditors with the balance in guarantees. These assure the DMRE that the mine will be able to fund the rehabilitation costs either when required or according to the mining plan.

R&R - 26

Competent persons’ declaration and consent
The Mineral Resources and Mineral Reserves are estimated by teams of appointed Competent Persons, who have sufficient experience relative to the type and style of the mineral deposits under consideration.
In addition, corporate governance on the overall compliance of the Group’s figures and responsibility for the generation of a Group consolidated statement has been overseen by the group lead Competent Persons, included in the list below.
The Group has the written confirmation of the Competent Persons that the information, as disclosed in this report, is compliant with the relevant security exchanges’ requirements (Section 12 of the JSE listings requirements, SAMREC Table 1 and SK-1300), and that it may be published in the form and context in which it was intended.
The names, qualifications, job titles, relationship with the Group, professional registrations, work address, area of competency, and years of relevant experience, are defined in the table below.

Name	Relationship with Group	Professional registrations	Work address	Area of responsibility	Competency/ specialisation	Years of relevant experience
SIBANYE-STILLWATER GROUP
Group Lead Competent Persons
Stephan Stander B.Sc. Hons – Geochemistry, B.Com, MBL, GDE, Dipl.PM. Vice President –Commercial Geology	Full-time employee	SACNASP 400089/96	Constantia Office Park Cnr 14th Avenue & Hendrik Potgieter Road Bridgeview House, Ground Floor (Lakeview Avenue) Weltevreden Park 1709 South Africa	Sibanye-Stillwater Group	Mineral Resources	29
Tom Van Den Berg B.Tech (Mining Eng.), MBL, EDP. Senior Vice President – Mining	Full-time employee	SAIMM (Fellow) 70097	Constantia Office Park Cnr 14th Avenue & Hendrik Potgieter Road Bridgeview House, Ground Floor (Lakeview Avenue) Weltevreden Park 1709 South Africa	Sibanye-Stillwater Group	Mineral Reserves	30
AMERICAS PGM OPERATIONS
Lead Competent Person
Justus Deen MSc (Minerals Engineering), BSc (Geological Sciences) Technical Services Manager – Engineering Montana Mines	Full-time employee	SME 04227906RM	Sibanye-Stillwater, US PGM Operations, 242 S Diamond St PO Box 1330, Columbus MT 59019, USA	Stillwater and East Boulder Operations	Mineral Reserves	23
Team of Competent Persons
Jeff Hughs BSc (Geology) Technical Services Manager – Geology Montana Mines	Full-time employee	AIPG CPG 11792	Sibanye-Stillwater US PGM Operations 242 S Diamond St PO Box 1330, Columbus MT 59019, USA	Stillwater and East Boulder Operations	Mineral Resources	17
Jennifer Evans BSc (Geology) Senior Geologist	Full-time employee	AIPG CPG 11669	Sibanye-Stillwater US PGM Operations 242 S Diamond St PO Box 1330, Columbus MT 59019, USA	East Boulder Operation Geology	Mineral Resources	17
Matt Ladvala BSc (Geology) Senior Geologist	Full-time employee	AIPG CPG 11941	Sibanye-Stillwater US PGM Operations 242 S Diamond St PO Box 1330, Columbus MT 59019, USA	Stillwater Operation Geology	Mineral Resources	14
Kevin Butak MSc (Geology) Senior Geologist	Full-time employee	AIPG CPG 12012	Sibanye-Stillwater US PGM Operations 242 S Diamond St PO Box 1330, Columbus MT 59019, USA	Stillwater Operation Geology	Mineral Resources	14
R&R - 27

Competent persons’ declaration and consent continued

Name	Relationship with Group	Professional registrations	Work address	Area of responsibility	Competency/ specialisation	Years of relevant experience
AMERICAS PGM EXPLORATION
Competent Persons
Rodney Thomas M.A.Sc Vice President: Exploration – Generation Mining	External – Full time employee and of Generation Mining	PGO 31	First Canadian Place Suite 7010 – 100 King Street West PO Box 70, Toronto, ON, Canada M5X 1B1	Marathon	Mineral Resources	41
David Smith BSc (Geology/ Earth Science) Senior Geologist –Wallbridge Mining	External – Full-time employee of Wallbridge Mining Company Ltd.	PGO 2096	Wallbridge Mining Company Ltd. 129 Fielding Road, Lively ON P3Y 1L7	Denison	Mineral Resources	15
AMERICAS GREEN METALS EXPLORATION
Competent Persons
Antonio Umpire P. Engineer BSc (Hon) Geology BA (Hon) Professional IT MBA, GDE (Conditional Simulation) Unit Manager Group Resource Estimation & Reporting	Full-time employee	SACNASP 400372/12 GASA 12104 GSSA 967709 CIP 91856	Constantia Office Park Cnr 14th Avenue & Hendrik Potgieter Road Bridgeview House, Ground Floor (Lakeview Avenue) Weltevreden Park 1709 South Africa	Rhyolite Ridge	Mineral Resources	26
Stanford Foy BSc (Geological Engineering) Vice President: Project Development – Aldebaran Resources	External – Full time employee of Aldebaran Resources	AIPG CPG-10946 SME 4140727	38 Bannock Cir 1449, Red Lodge, MT 59068 USA	Altar and Rio Grande	Mineral Resources	29
SOUTHERN AFRICA PGM OPERATIONS & EXPLORATION
Lead Competent Person
Andrew Brown MSc (Mining Engineering) Vice President: Mine Technical Services	Full-time employee	SAIMM 705060	Sibanye-Stillwater Hex River Complex Old Mine Road, Rustenburg Bleskop, 0292	All managed SA PGM operations and projects	Mineral Resources and Mineral Reserves	37
Team of Competent Persons
Nicole Wansbury MSc (Geology) Unit Manager: Geology	Full-time employee	SACNASP 400060/11	Sibanye-Stillwater Hex River Complex Old Mine Road, Rustenburg Bleskop, 0292	All managed SA PGM operations and projects	Mineral Resources	16
Leon Koorsse GDE (Mining Engineering) Unit Manager: Survey	Full-time employee	SAGC GPr MS 0134	Sibanye-Stillwater Hex River Complex Old Mine Road, Rustenburg Bleskop, 0292	Marikana	Mineral Reserves	37
Brian Smith MEng MRM Unit Manager: Survey	Full-time employee	SAGC GPr MS 0218	Sibanye-Stillwater Hex River Complex Old Mine Road, Rustenburg Bleskop, 0292	Marikana, Rustenburg and Kroondal	Mineral Reserves	35
Leonard Changara MSc (Geology); MBA Unit Manager: Geology	Full-time employee	SACNASP 400089/08	Sibanye-Stillwater Hex River Complex Old Mine Road, Rustenburg Bleskop, 0292	Rustenburg and Kroondal	Mineral Resources	23
R&R - 28

Competent persons’ declaration and consent continued

Name	Relationship with Group	Professional registrations	Work address	Area of responsibility	Competency/ specialisation	Years of relevant experience
SOUTHERN AFRICA GOLD OPERATIONS, DEVELOPMENT & EXPLORATION
Lead Competent Person
Gerhard Janse van Vuuren GDE (Mining Engineering), B Tech MRM, MBA, MSCC Vice President: Mine Technical Services	Full-time employee	SAIMM 706705	Sibanye Gold Limited – Corporate Division Sibanye Gold Libanon Business Park, Hospital Street (off Cedar Ave), Libanon, Westonaria, 1780	All managed gold operations and projects	Mineral Resources and Mineral Reserves	34
Team of Competent Persons
Janine Fleming BSc (Hon) Geology, GDE (Mining Engineering) Unit Manager: Mineral Resource Geology	Full-time employee	SACNASP 400051/05 GSSA 963109	Sibanye Gold Limited – Corporate Division Sibanye Gold Libanon Business Park, Hospital Street (off Cedar Ave), Libanon, Westonaria, 1780	All managed gold operations and projects	Mineral Resources	26
Lindelani Mudimeli BSc (Hon) Geology, GDE (Mining Engineering) Unit Manager: Geology	Full-time employee	GSSA 967582 SACNASP 13678	Sibanye Gold Limited – Corporate Division Sibanye Gold Libanon Business Park, Hospital Street (off Cedar Ave), Libanon, Westonaria, 1780	All managed gold operations and projects	Mineral Resources	15
Steven Wild NHD MRM, GDE (Mining Engineering) Unit Manager: Planning	Full-time employee	SAIMM 706556	Sibanye Gold Limited – Corporate Division Sibanye Gold Libanon Business Park, Hospital Street (off Cedar Ave), Libanon, Westonaria, 1780	All managed gold operations and projects	Mineral Reserves	26
Mpfariseni Mudau MSc Eng. Director/Resource Geology Manager – RVN Group	External – Independent consultant to DRDGOLD	SACNASP 400305/12	21 Willowbrook Villas, Willowbrook, Roodepoort, 1724, Gauteng, South Africa	DRD – Ergo Mining Proprietary Limited	Mineral Resources	15
Prof. Steven Rupprecht PhD (Mech. Eng.) Independent Mining Engineer: RVN Group	External – Independent consultant to DRDGOLD	SAIMM 701013	21 Willowbrook Villas, Willowbrook, Roodepoort, 1724, Gauteng, South Africa	DRD – Ergo Mining Proprietary Limited	Mineral Reserves	23
Vaughn Duke BSc Mining Engineering Partner: Sound Mining	External – Independent consultant to DRDGOLD	SAIMM 37179 ECSA 940314	2A Fifth avenue, Rivonia, 2128, Johannesburg, Gauteng, South Africa	Far West Gold Recoveries Proprietary Limited	Mineral Reserves and Mineral Resources	37
EUROPE GREEN METALS EXPLORATION
Competent Persons
Paul Payne BAppSc (Geology), Grad Dip (Min Ec), Grad Cert (Geostatistics) Principal Geologist at Payne Geological Services	External – Full-time employee of Payne Geological Services Pty Ltd.	FAusIMM 105622	PO Box 480 Cowaramup 6884 Western Australia	Keliber – Syväjärvi & Rapasaaris deposits	Mineral Resources	25
Pekka Lovén M.Sc. (Mining) Principal Mining Engineer at PL Mineral Reserve Services	External – Full-time employee of PL Mineral Reserve Services	AusIMM 301822	Alkutie 10 A 1 FI-00660 Helsinki Finland	Keliber –Länttä, Outovesi and Emmes	Mineral Resources	30
AUSTRALIA GREEN METALS OPERATIONS
Competent Persons
Damian O’Donohue BSc Geology Geology Manager	Full-time employee of NCR	AusIMM 308436	L4, 360 Collins St, Melbourne, VIC 3000 AUSTRALIA	New Century	Mineral Resources and Reserves	14

R&R - 29

R&R - 30

Americas
LOCATION

120°0'W
80°0'W
40°0'W
CANADA
MARATHON
DENISON
EAST BOULDER
STILLWATER
UNITED STATES OF AMERICA
RHYOLITE-RIDGE
40°0'N
0°0'
RIO GRANDE
ALTAR
ARGENTINA
40°0'S
TN
0 1 000 2 000km

PGM Operation
PGM Exploration Projects
Green Metals Exploration Projects

R&R - 31

US PGM operations
STILLWATER AND EAST BOULDER MINES

East Boulder
Concentrator Plant
East Boulder
operation
45°30'N
45°30'N
PARK
419
Nye
Stillwater operation
Blitz
Project
Concentrator Plant
STILLWATER
COUNTY
TN
0
5
10km
110°15'W
110°0'W
109°45'W
Operational Permit
Unpatented Claim boundary
Patented Claim boundary
Metallurgical Complex / Plant
Shaft
Town
County Boundary
Roads
Rivers

PROPERTY DESCRIPTION
Stillwater (including the Stillwater East expansion project) and East Boulder are underground mining operations, located near the towns of Nye and McLeod in Montana, US. The mining assets are located on the front range of the Beartooth Mountains with elevations exceeding 2,700m amsl. The two operations are located within the Custer and Gallatin national forests. The mines both target the J-M Reef zone, predominantly via selective mechanised ramp and fill mining methods.
Ore from the operations is milled and treated at integrated concentrator complexes located at each operation. Concentrate smelting and refining takes place at the Columbus smelter complex, situated in the town of Columbus, Montana.
The Stillwater mine has two principal mining sections: the current (Western) section, which has been in operation since 1986, produces approximately 250-300koz per annum of platinum and palladium in concentrate; and the Stillwater East section, a major project currently under development, started ore production in 2017. The western section of the operation is accessed by a 580m deep shaft and five surface portals, while the Stillwater East section is accessed via three portals.
The East Boulder mine has been in operation since 2002, and currently produces approximately 240Koz per annum of platinum and palladium in concentrate. The East Boulder mine is accessed via twin 5,800m long tunnel bored portal drives.

R&R - 32

US PGM operations STILLWATER AND EAST BOULDER MINES continued

MINERAL TITLE
Sibanye-Stillwater holds or leases 1,704 patented and unpatented lode, placer, tunnel or mill site claims in the Stillwater, Sweet Grass and Park counties of south-central Montana, encompassing 97,75km2. These claims cover the entirety of the known J-M Reef occurrence; the East Boulder Mine’s access adits and plant site; and the Benbow Decline access and surface portal.
The 1,704 claims are in good standing and have no expiration date. Of the 1,704 claims, 1,498 unpatented claims must be renewed annually with the Bureau of Land Management (BLM) and county offices, and an annual maintenance fee per claim is paid to the BLM to keep these claims valid.
For operations involving more than 5 acres (~0.2km2), a detailed plan of operations must be filed with the appropriate BLM field office. Sibanye-Stillwater has a plan of operations for Stillwater and East Boulder Mines approved by the US Forest Service and the Montana Department of Environmental Quality. The 13.96km2 of permitted operating areas are in good standing.

Stillwater and East Boulder operations surface geological map

R&R - 33

US PGM operations STILLWATER AND EAST BOULDER MINES continued

MINERALISATION CHARACTERISTICS
•The J-M Reef is a magmatic reef type PGM bearing deposit defined as the palladium-platinum rich stratigraphic interval, mainly occurring within a troctolite (OB-I zone) of the Lower Banded Series
•Palladium and platinum are the main PGMs, both constituting between 7g/t to 40g/t over a variable economic mineralised thickness ranging from 0.9m – 2.7m and averaging 1.8m
•Ratios of palladium to platinum in metallurgical concentrate are known to range from 3.4:1 (in situ 3.5:1) at Stillwater to 3.5:1 (in situ 3.6:1) at East Boulder

Stillwater and East Boulder operations typical drilling section looking west
R&R - 34

US PGM operations STILLWATER AND EAST BOULDER MINES continued

MINERAL RESOURCE ESTIMATION
Diamond drilling data combined with geological mapping and underground face mapping are used to derive the Mineral Resource estimates. The drilling data is a combination of widely spaced surface drilling and underground definition drilling (typically at a 15m x 15m spacing), drilled off levels spaced vertically between 91m to 122m. Zones of continuous ore-grade mineralisation are identified in drilling, flagged, and composited with respect to their length to yield single values for platinum and palladium for each reef intersection. The composited grade is then multiplied by the width of the composite to get a grade thickness value for each reef intersection to be used in resource estimation.
Based on the distribution of each individual domain, grade thickness is capped at the ninety-eighth percentile to keep high-grade composites from influencing the estimation. Wireframe models are constructed implicitly using Leapfrog™ software for all resource categories and are separated by individual domains. Block models are constructed based on the wireframes for the individual resource domains. A minimum mining width, and a 6.8g/t grade cut-off at Stillwater or a 1.7g/t grade cut-off at East Boulder, is applied to all resource categories. Mineral Resource estimations are divided into three confidence categories: Measured, Indicated, and Inferred. The criteria that separate these three categories is predominantly the density of drilling and range of the grade continuity from the variograms. Definition drilling at 15-meter spacing is used to define the metal distribution with adequate geological certainty for estimating the Measured Resource.
The Measured Resource also includes the area outside the definition drilled area, but within a range of around 100m based on the first spheric range of the variograms, from the nearest credible sample point. The Indicated Mineral Resource is that area outside the Measured Mineral Resource, but within a range around 300m based on 1.5 to 1.8 times the first spheric range of the variograms, from the nearest credible sample point. Inferred Mineral Resources are limited by faults and geological continuity of the J-M Reef where it can be reasonably expected to occur based on surface drilling, geological mapping, and regional and local geological structure. The 2E (Pt and Pd) metal within the Mineral Resource is reasonably constant, as illustrated in the table below.

2E PGM prill split

Metal	Unit	Stillwater	East Boulder	Average
Platinum	%	22.2	21.7	22
Palladium	%	77.8	78.3	78

INTERNAL CONTROLS (QAQC)
Diamond drilling is proposed by an experienced geologist, and drilling locations are assigned and surveyed. The proposal is entered into a tracking database (OREQMS™). After drilling, the final angles and setup are measured and recorded underground by a surveyor and a geologist. Geologists log the core, which is then reviewed by a senior geologist.
Waste blanks, as well as selected pulp repeats, are submitted to the internal laboratory. Selected pulps for re-assay are submitted to an outside laboratory to assure data integrity. 2.5% of the pulps are sent back for re-assay in the areas with mature production, and 5% are sent from areas of newer production (Stillwater East and East Boulder).
Samples are recorded and bar coded into the OREQMS database, which is linked to an internal Laboratory Information Management System (LIMS). Final assays are reviewed and approved by an experienced geologist. The geologist compares visual sulphides to assay results and also checks platinum/palladium ratios for reasonableness. Assays are checked into OREQMS once approved by a geologist. As key data is received into the OREQMS database, a timestamp is applied. Data is then exported to Vulcan™ by the geologist.
The mines utilises their own internal assay laboratory. Samples are received into LIMS, crushed, split and pulverised. XRF and fire assay with acid digestion and dilution is used for final induction coupled plasma mass spectrometry (ICP) analysis. Each set of geology samples is fire assayed with two reference standards. Balances used for charging fire assay samples are tested for accuracy at each shift, using certified check weights. A third party performs preventative maintenance and calibration on the scales on an annual basis.
A density of 0.353m3/t is used to calculate tonnage. Since the start of 2018, density has been measured on reef samples on 20% of all production holes. This data led to a change in density from 0.362m3/t to 0.353m3/t in 2020.

R&R - 35

US PGM operations STILLWATER AND EAST BOULDER MINES continued
Grade control and Mineral Resource definition drilling summary

Exploration drilling summary
	Planned 2022		Actual 2021		Actual 2020
Operation	Drilled (m)	Expenditure (Rm)	Drilled (m)	Expenditure (Rm)	Drilled (m)	Expenditure (Rm)
Stillwater
Grade control and ore definition	312,686	283.6	229,415	190.8	182,517	139.5
Total	312,686	283.6	229,415	190.8	182,517	139.5
East Boulder
Grade control and ore definition	49,704	26.7	35,615	20.1	48,913	16.1
Total	49,704	26.7	35,615	20.1	48,913	16.1
Classified Mineral Resource estimate at 31 December 2021

Mineral Resources Inclusive of Mineral Reserves
				31 December 2021			31 December 2020
PGM	Americas			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Stillwater and East Boulder				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Stillwater	Underground	Measured	21.7	15.6	10.9	6.7	17.0	3.7
			Indicated	31.3	14.2	14.3	31.5	17.6	17.8
			Measured + Indicated	53.0	14.8	25.2	38.2	17.5	21.5
			Inferred	61.5	12.1	24.0	48.3	17.2	26.8
	East Boulder	Underground	Measured	18.1	13.6	7.9	5.7	12.9	2.4
			Indicated	27.8	13.3	11.8	38.6	12.2	15.1
			Measured + Indicated	45.9	13.4	19.8	44.3	12.3	17.5
			Inferred	52.2	12.3	20.6	47.9	13.7	21.2
Total Measured + Indicated				99.0	14.1	45.0	82.5	14.7	39.0
Grand total				212.6	13.1	89.6	178.7	15.1	86.9

Mineral Resources Exclusive of Mineral Reserves
				31 December 2021			31 December 2020
PGM	Americas			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Stillwater and East Boulder				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Stillwater	Underground	Measured	7.9	15.0	3.8	2.9	14.1	1.3
			Indicated	9.0	14.6	4.2	—	—	—
			Measured + Indicated	16.9	14.8	8.0	2.9	14.1	1.3
			Inferred	61.5	12.1	24.0	48.3	17.2	26.8
	East Boulder	Underground	Measured	7.2	13.6	3.1	1.8	13.9	0.8
			Indicated	10.9	13.0	4.6	—	—	—
			Measured + Indicated	18.2	13.2	7.7	1.8	13.9	0.8
			Inferred	52.2	12.3	20.6	47.9	13.7	21.2
Total Measured + Indicated				35.0	14.0	15.7	4.7	14.1	2.1
Grand total				148.6	12.6	60.3	100.9	15.4	50.0
R&R - 36

US PGM operations STILLWATER AND EAST BOULDER MINES continued
Stillwater mine Mineral Resource classification areas
East Boulder mine Mineral Resource classification areas
R&R - 37

US PGM operations STILLWATER AND EAST BOULDER MINES continued

Combined Stillwater and East Boulder Mineral Resources Grade Tonnage Curve
(Inclusive of Mineral Reserves)
100
75
50
25
0
0
2
4
6
8
10
12
14
16
18
20
22
24
26
28
30
32
34
Cut-Off Grade (g/t)
Tonnage (Mt)
Grade (g/t)

Combined Stillwater and East Boulder 2E PGM Mineral Resources reconciliation
150
100
50
0
Moz
86.9
-0.7
86.2
-19.1
37.4
-15.0
89.6
-29.3
60.3
Dec 2020 Mineral Resources Inclusive of Mineral Reserves
Depletion
Post depletion
Area Inclusions/ Exclusions
Geological interpretation
Estimation methodology
Dec 2021 Mineral Resources Inclusive of Mineral Reserves
Discounted for Mineral Reserves
Dec 2021 Mineral Resources Exclusive of Mineral Reserves

Notes:
The +3% change year-on-year in the stated Mineral Resources (Inclusive of Mineral Reserves) is attributed to an enhancement of the Mineral Resource estimation methodology to align with modern best practices, which led to:
–a decrease of 19.1Moz due to the exclusion of previous Inferred Resource areas, at depth, due to geological structure re-interpretation
–an increase of 37.4Moz due to a revised, comprehensive 3D geological model that covers the entire anticipated deposit, providing greater ore body continuity than before
–a decrease of 15Moz, due to a rigorous review and geostatistical analysis of the estimation parameters, which led to a better understanding of anisotropy in the ore body; this led to grades with better support, and simple kriging with a declustered mean for less informed areas
On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is +20% also attributed to the overhaul of the Mineral Resource estimation methodology.

R&R - 38

US PGM operations STILLWATER AND EAST BOULDER MINES continued

MINERAL RESERVE ESTIMATION
Mineral Reserves are derived from detailed operational planning exercises that envisage mining from existing Stillwater and East Boulder mine infrastructure.
Annual operation design, production and development schedules are completed utilising various software programmes including Deswik™, MS Excel™, Xeras™, AutoCAD™ and Vulcan™. Mine planning utilises and takes into consideration historical technical parameters achieved. In addition, Mineral Resource to Mineral Reserve modifying factors – such as dilution, ore loss (deletion) and minimum mining widths associated with different mining methods – are employed during planning and scheduling.
Initially, the design and scheduling include all secondary development to access the potential stope (ore) blocks identified in the detailed drilled-out portion of the Measured Resource category. This informs the Proved Mineral Reserves.
Probable Mineral Reserves are derived from the area outside the definition-drilled area but within the Measured and Indicated Mineral Resource envelope. Within each domain, blocks are estimated using simple kriging which uses the available drilling data but relies heavily on the global mean for the areas further from drilling data. A mining mix is applied to the Probable Reserve to account for the percentages of different mining methods to be used. A domain specific mineability factor and modifying factors are then applied to reach the final Probable Mineral Reserve estimate. Mineability is defined as the proportion of mineable ore in stope blocks to total ore within each domain’s Proved Mineral Reserve at current economic conditions.
Each stope block is subjected to an economic test, which results in the determination of a net profit and, a net present value (NPV) of the planned stope and a payback period. An economic viability test (ORET test) is completed for the LoM plans for the operations.

MINING METHOD
The two principal mining methods are: •mechanised ramp and fill (both overhand and underhand) (80% – 90%) •sub-level extraction by long hole, open stoping with hydraulic backfilling (10% – 20%)

Annual development results
	Financial year totals
Category	Unit	2021	2020
Stillwater
Primary off-reef development (declines, inclines, haulage, crosscuts)	m	4,366	8,020
Footwall lateral	m	7,690	4,553
Secondary off reef development (stope access and stope ramps)	m	9,100	7,759
Total	m	21,156	20,332
East Boulder
Primary off-reef development (declines, inclines, haulage, crosscuts)	m	1,512	1,740
Footwall lateral	m	1,702	1,022
Secondary off reef development (stope access and stope ramps)	m	3,792	3,943
Total	m	7,006	6,705
R&R - 39

US PGM operations STILLWATER AND EAST BOULDER MINES continued
Modifying factors applied in converting Mineral Resources to Mineral Reserves

Parameter	Unit	2021	2020
Stillwater
Mineral Reserve cut-off	g/t	6.8	6.8
Mineability factor	%	68	68
Sub-level extraction loss factor	%	25	25
Ramp and fill stoping	%	93	93
Sub-level stoping	%	7	7
Dilution factor in model	%	20	20
Additional dilution (average)%		13	15
Deletion factor	%	6	4
Minimum mining width	cm	229	229
Diluted mining width	cm	274	274
concentrator recovery	%	92	92
Smelter/base metal refinery recovery	%	99	99
East Boulder
Mineral Reserve cut-off	g/t	1.7	1.7
Mineability factor	%	64	71
Sub-level extraction loss factor	%	25	25
Ramp and fill stoping	%	85	76
Sub-level stoping	%	15	24
Dilution factor in model	%	20	20
Additional dilution (average)%		3	0
Deletion factor	%	8.5	0
Minimum mining width	cm	229	229
Diluted mining width	cm	274	274
concentrator recovery	%	91	91
Smelter/base metal refinery recovery	%	99	99
Classified Mineral Reserve estimate at 31 December 2021

Mineral Reserves
				31 December 2021			31 December 2020
PGM	Americas			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Stillwater and East Boulder				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Stillwater	Underground	Proved	4.6	17.2	2.6	4.3	15.8	2.2
			Probable	35.8	11.9	13.7	26.6	16.0	13.7
			Proved + Probable	40.4	12.5	16.2	30.9	16.0	15.9
	East Boulder	Underground	Proved	3.5	13.0	1.5	3.5	12.8	1.4
			Probable	24.3	12.3	9.6	23.7	12.6	9.6
			Proved + Probable	27.9	12.4	11.1	27.2	12.6	11.0
Grand total Proved + Probable				68.3	12.4	27.3	58.1	14.4	26.9

R&R - 40

US PGM operations STILLWATER AND EAST BOULDER MINES continued

Combined Stillwater and East Boulder 2E PGM Mineral Reserves reconciliation
Moz
40
30
20
10
0
26.9
-0.7
26.3
-0.3
5.4
-2.7
-1.4
27.3
Dec2020
Depletion
Post depletion
Area Inclusions/ Exclusions
Geological interpretation
Estimation methodology
Modifying factors
Dec2021

Notes:
The +1.5% change year-on-year in the stated Mineral Reserves are attributed to the change in Mineral Resource estimation methodology, which also impacted the Mineral Reserve estimation methodology. This led to individual components of the estimate changing significantly as follows:
–an increase of 5.4Moz due to a revised, comprehensive 3D geological model that covers the entire anticipated deposit, providing greater ore body continuity than before
–a decrease of 2.7Moz, due to a rigorous review and geostatistical analysis of the estimation parameters, which led to a better understanding of anisotropy in the ore body; this led to grades with better support, and simple kriging with a declustered mean for less informed areas
–a decrease of 1.4Moz attributed to an adjustment of the modifying factors to keep Mineral Reserve estimates in line with production results

2E PGM Mineral Reserve price sensitivity and undiscounted NPV
32
24
16
8
0
(Moz)
20.0
16.0
12.0
8.0
4.0
NPV US$ billion
6.4
10.1
11.3
12.4
13.6
14.7
18.2
16.2
16.2
16.2
16.2
16.2
16.2
16.2
-25%
-10%
-5%
0%
5%
10%
25%
PGM Basket Price Variation
Stillwater
East Boulder
Undiscounted NPV of Proved and Probable Mineral Reserves (US$ billion)

R&R - 41

US PGM operations STILLWATER AND EAST BOULDER MINES continued

LIFE OF MINE
THE STILLWATER MINE
It is estimated that current Mineral Reserves will sustain the Stillwater mine until 2055 and the Stillwater East project has the potential to significantly expand Mineral Reserves beyond 2055.
EAST BOULDER
It is estimated that the current Mineral Reserves will sustain East Boulder until 2061.

ESTIMATION RISKS
•Geological: The grade distribution is generally erratic, and in areas where drilling density is low, localised estimation might be inaccurate. Globally though, the repetition of mineralised areas is more consistent, decreasing the risk over the LoM.
•Geohydrological: Although mining operations at Stillwater and East Boulder have not experienced material interruptions due to groundwater problems, a significant amount of groundwater was encountered at the Stillwater East project during the development of the main access adits and the Benbow decline. Stillwater Mine has initiated a multi-pronged approach to mitigating this risk.
•Geotechnical: Stillwater and East Boulder Mines have accumulated an extensive geotechnical database and developed ground classifications and support measures that are suited to the rock mass. The extensive support systems and standards in place at both mines are sufficient to minimise the potential impact of any geotechnical associated risk.
•Execution gap on LoM plans: Slower than planned production build-ups, underestimating manpower requirements, regulatory changes, grade and tonnage underestimation and unknown geological conditions can all contribute to a gap between planned and achieved production rates, which could impact the execution of LoM plans. Short interval controls are in place to enable the implementation of timeous interventions and, therefore, correction of deviations to the plans.
•Cost escalation: Since 2020 and coinciding with the COVID-19 pandemic, the operations have experienced cost pressures and COVID-19 related production disruptions. Continuous improvement initiatives adopted to contain cost escalation are in place to mitigate this risk.
•Inadequate tailings storage capacity: Tailings storage facilities at Stillwater and East Boulder Mines have adequate storage capacity for the medium term (seven to ten-year range). Permitting for the construction of a new tailings storage facility may require periods up to five years. It is unlikely that the operations will run out of tailings storage facility capacity before Sibanye-Stillwater receives approvals for the construction of new tailings storage facilities or the upgrading of the existing tailings storage facilities.

R&R - 42

US PGM operations STILLWATER AND EAST BOULDER MINES continued

INFRASTRUCTURE AND EQUIPMENT
THE STILLWATER MINE
Key infrastructure includes the mining operations and ancillary buildings that contain the concentrator, workshop, warehouse, changing facilities, headframe, hoist house, sand, paste plants, water treatment, storage facilities, and offices. Underground development represents 68% of the Stillwater Mine property, plant and equipment book value which sits at US$549 million. The concentrator plant was built in the mid 1980s and is 35 plus years old. A new concentrate handling system was added in 2021 as part of a new plant. The balance of the new processing facility will be commissioned in 2022. Currently, the plant and adjoining properties comprise 18% of the asset value. The underground mining fleet ranges in age from 24 years to one year, with the average age of eight years and contributing 13% of the property’s book value. Overall the condition of the asset is improving with a new concentrator and recent underground equipment purchases.
THE EAST BOULDER MINE
Key infrastructure includes the mining operations and ancillary buildings that contain the concentrator, workshop, warehouse, changing facilities, twin tunnels to access mine, sand plant, water treatment, storage facilities and offices. Underground development represents 80% of the East Boulder Mine property , plant and equipment book value which sits at US$188 million. The concentrator plant was built in the early 2000s and is 20 years old. Currently, the plant with adjoining properties comprise 16% of the East Boulder book value. The underground mining fleet ranges in age from 22 years to one year, with the average age of 16 years and 4% of the property’s book value. Overall, the asset is in average condition.
THE COLUMBUS METALLURGICAL COMPLEX
Key infrastructure includes the smelting, base refining, laboratory and recycling facilities. The plants were constructed in the early to mid-1990s with many improvements as recently as the past two years. The property, plant and equipment book value of the metallurgical complex and surrounding properties is US$82.3 million.

HOISTING AND PRODUCTION CAPACITIES
Operating shaft	Operating hoisting capacity (ktpm)	5-year planned production (ktpm)*
Stillwater shaft	135	121
Stillwater East rail	144	122
East Boulder rail	137	96
*Planned production is five-year hoisted average from 2022 onwards

MINERAL PROCESSING AND CAPACITY
Plant name	Type	Design capacity (ktpm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
Stillwater	Flotation	75	79	92.2	UG
East Boulder	Flotation	64	54	90.8	UG

TAILINGS DISPOSAL AND CAPACITY
STILLWATER
Currently 60% (2021) of all concentrator tailings are returned underground for backfill. The remaining 40% is sent via pipeline to Hertzler TSF situated 11km north of Stillwater.
The current storage facility has 4,740kt of storage remaining with expansion planned to add an additional 10,200kt of storage in 2029. The Hertzler storage facility, with the planned expansion, will have adequate storage for current Proved and Probable Mineral Reserves.
EAST BOULDER
Currently 48% of all concentrator tailings are returned underground for backfill, with the remaining 52% sent via pipeline to a TSF adjacent to the mine site.
The current storage facility has 4,600kt of storage remaining in Stages 4-6. In addition, an expansion is planned to add an additional 5,460kt of storage in 2030 at the Lewis Gulch facility. This facility, including another planned expansion, will accommodate the current Proved and Probable Mineral Reserves.
Site teams are currently evaluating dry stacked tails for the Lewis Gulch facility which would essentially double the life of that facility.

R&R - 43

US PGM operations STILLWATER AND EAST BOULDER MINES continued

KEY DEVELOPMENTS AND BROWNFIELDS PROJECTS
STILLWATER EAST PROJECT
The Stillwater mine has a current run-of-mine (RoM) ore production level of 74kt (2020 average) per month. The Stillwater East expansion section will result in the projected RoM ore production from the operation reaching a steady state level of 103kt per month by 2024. Ultimate production targeted is 110kt per month in 2028.
In 2021 the Stillwater East expansion project at the Stillwater mine realised 114koz. The current plan puts targeted production of 300koz in 2024. This addition will bring the Stillwater Mine production to 600koz annually.

HISTORY AND OPERATIONAL STATISTICS
•The JM reef was discovered in 1974, and production commenced from the Stillwater mine in 1986
•By 1990 the smelter was commissioned and in 1994 the Stillwater Mining Company was listed
•In 1996, the vertical shaft at the Stillwater mine was completed
•In 2000, the Hertzler tailings impoundment was constructed
•The East Boulder mine was established in 2002
•The PGM recycling business was established in 2010
•Sibanye-Stillwater acquired the Stillwater Mining Company in 2017, the year which also saw the first production from the Stillwater East Project
•In 2019, the “Fill the Mill” Project at East Boulder Mine was launched
•In March 2021, East Boulder reaches “Fill the Mill” run rate of 830,000 tpy
•Benbow Decline project reaches 5600 level at Stillwater East in Q4 2021

Operational Statistics	2019	2020	2021
Underground tonnes milled (kt)	1,411	1,487	1,469
Underground yield (g/t)	13.09	12.51	11.96
Surface tonnes milled (kt)	0	0	0
Surface yield (g/t)	N/A	N/A	N/A
Annual 2E PGM production - Underground (koz)	594	603	570
Annual 2E PGM production - surface (koz)	0	0	0
Total Annual 2E production (koz)	594	603	570
Operating cost underground (R/t)	4,200	5,203	5,174
Operating cost surface (R/t)	N/A	N/A	N/A
Total capital expenditure (Rm)	3,393	4,419	4,556
AISC (R/oz)	11,337	14,385	14,851
AISC (US$/oz)	784	874	1,004
Note: AISC calculated based on produced Oz
R&R - 44

PGM exploration
MARATHON

NORTH
AMERICA
Marathon
Esri, FAO, NOAA, Esri, USGS
CANADA
ONTARIO
86°35'W
86°30'W
86°25'W
86°20'W
86°15'W
48°50'N
48°45'N
Jim Creek
Sally
Boyer
Geordie
Marathon
549 m
454 m
385 m
Pic River
Neys
Coldwell
Trans-Canada Highway (Highway 17)
Trans-Canada-Hwy
Lake Superior
0
2,5
5km
TN
Esri, NASA, NGA, USGS, Province of Ontario, Esri Canada, Esri, HERE, Garmin, Sat
EPA, NPS, USDA, NRCan, Parks Canada
Drillholes 2019
GENPGM Claims
GENPGM Leases
Main Town
Town
Rural
Trails
Rivers
Lakes

PROPERTY DESCRIPTION
The Marathon project is an advanced stage PGM-gold-copper exploration project, located approximately 10km north of the town of Marathon, Ontario, Canada, situated adjacent to the Trans-Canada Highway No 17 on the northeast shore of Lake Superior. The project is at mining FS level. Exploration for copper and nickel deposits in the greater Marathon area started in the 1920s and continued until the 1940s with the discovery of several titaniferous magnetite and disseminated chalcopyrite occurrences. During the past four decades, the Marathon PGM-copper project has undergone several phases of exploration and economic evaluation, including geophysical surveys, prospecting, trenching, a diamond drilling programme, geological studies, resource estimates, metallurgical studies, mining studies and economic analyses.
The project is managed and operated by Generation Mining. As at 31 December 2021, Sibanye-Stillwater owned an effective attributable share of 22.65%, via its project level shareholding of 16.5% and a corporate level shareholding in Generation Mining of 7.36%. In quarter one of 2022, post the effective date of this statement, the JV parties agreed to Sibanye-Stillwater exchanging its project level ownership for a combined total corporate level equity interest of approximately 19.1% in Generation Mining.

MINERAL TITLE
Generation Mining’s land position includes 46 leases covering 66.03 km2, and 924 mining claims covering 196.25km2. The expiry dates of the leases vary between 2031 and 2041, while the mining claims expires between 2023 and 2025.
The claims are registered in the name of Generation PGM Inc, a subsidiary of Generation Mining. All exploration activities are required to follow Schedule 1 of Ontario Regulations 308/12 and applicable Provincial Standards for Early Exploration. All claims have been renewed to their respective anniversary dates. Assessment reporting and transfer of work credits are required for claims to keep them in good standing. To renew leases is via an application, along with a fee and a written report of past activities justifying the need for renewal. This is required to be completed three months before the respective expiry dates.

GEOLOGY AND MINERALISATION CHARACTERISTICS
The Marathon deposit consists of several large, thick and continuous zones of disseminated sulphide mineralisation hosted within the Two Duck Lake Gabbro. The mineralised zones occur as shallow dipping sub-parallel lenses that follow the basal gabbro contact and are labelled as footwall, main, hanging wall zones and the W-horizon. The main zone is the thickest and most continuous zone. For 516 drill hole intersections, with intervals greater than 4m thick, the average thickness is 35m and the maximum is 183m.
Sulphides in the Two Duck Lake Gabbro consist predominantly of chalcopyrite, pyrrhotite and minor amounts of bornite, pentlandite, cobaltite and pyrite. The proportions of sulphide minerals as determined in a QEMSCAN survey of a bulk sample are 3% pyrrhotite, 1% copper-iron sulphides (chalcopyrite and bornite), 0.1% pentlandite and trace amounts of pyrite, galena and sphalerite.
The Marathon PGM-copper deposit formed by sulphide accumulation in basins and troughs of the magma conduit underwent significant upgrading of copper and PGM content by the process of multistage dissolution upgrading that was described for similar disseminated mineralisation in the Norilsk region by Kerr and Leitch (2005).
The Geordie deposit is hosted by the Geordie Lake Gabbro which has a north trending strike length of 2.5km and varies in thickness from 50m to 600m. Mineralisation consists primarily of disseminated chalcopyrite and bornite and occurs within a thick continuous basal zone that dips 45° to 60° west and can be traced over a strike length of 1.7km.
The Sally deposit is situated on the north-eastern margin of the complex, and strikes east-southeast, dips 45° to 50° south, and extends over a 1.2km strike length and is open in all directions. Drilling has identified four main mineralised zones at Sally. The second and third mineralised zones are typically 40m to 50m and 40m thick respectively, and are hosted by the Two Duck Lake Gabbro, which is the same host rock as at the Marathon deposit.

KEY DEVELOPMENTS
A March 2021 feasibility study, based on open-pit mining of the principle Marathon deposit, has indicated the project could have a robust rate of return at forecast palladium prices, and could produce an average of 245,000 ounces of palladium equivalent (PdEq) annually over a minimum 13-year mine life. Approximately 58% of the revenue will come from palladium, and a further 26% from copper, based on prices of US$1725/oz for palladium and US$3.20 for copper. During 2021, Generation Mining continued the environmental approval process, while initiating detail engineering on the project as well as arranging the production financing. Generation Mining has published Mineral Reserves for the project. Sibanye-Stillwater is only publishing attributable Mineral Resources until such stage as the project has been approved for construction and fully permitted and funded.

Typical cross-section through the Marathon deposit showing the pit outline and surface topography

Classified Marathon Mineral Resource estimate at 31 December 2021

Mineral Resources
		31 December 2021
PGM	Americas	Tonnes	PGM	PGM	Copper	Copper	Nickel	Nickel	Silver	Silver	Gold	Gold
Exploration		(Mt)	(g/t)	(Moz)	(%)	(Mlb)	(%)	(Mlb)	(g/t)	(Moz)	(g/t)	(Moz)
Marathon	Measured	23.4	0.8	0.6	0.2	104.9	—	—	1.5	1.1	0.1	0.1
	Indicated	26.7	0.6	0.5	0.2	126.6	—	—	1.7	1.4	0.1	0.05
	Measured + Indicated	50.1	0.7	1.1	0.2	231.5	—	—	1.6	2.5	0.1	0.1
	Inferred	6.2	0.5	0.1	0.2	31.7	—	—	1.5	0.3	0.03	0.01
Grand total		56.4	0.7	1.2	0.2	263.2	—	—	1.6	2.8	0.1	0.1
Classified Marathon Mineral Resource estimate at 31 December 2020

Mineral Resources
		31 December 2020
PGM	Americas	Tonnes	PGM	PGM	Copper	Copper	Nickel	Nickel	Silver	Silver	Gold	Gold
Exploration		(Mt)	(g/t)	(Moz)	(%)	(Mlb)	(%)	(Mlb)	(g/t)	(Moz)	(g/t)	(Moz)
Marathon	Measured	26.7	0.8	0.7	0.2	119.7	—	—	1.5	1.3	0.1	0.1
	Indicated	30.5	0.6	0.6	0.2	144.5	—	—	1.7	1.6	0.1	0.1
	Measured + Indicated	57.2	0.7	1.3	0.2	264.1	—	—	1.6	2.9	0.1	0.1
	Inferred	7.1	0.5	0.1	0.2	36.2	—	—	1.5	0.3	0.03	0.01
Grand total		64.3	0.7	1.4	0.2	300.3	—	—	1.6	3.2	0.1	0.1
Notes:
•PGM = Pt+Pd
•The attributable Marathon Mineral Resources changed (-12.3%) from 2020 to 2021 due to changes in attributable interest (direct project shareholding down from 19.3% to 16.5%, and an indirect shareholding in Generation Mining from 8.1% to 7.4%.)
•Estimate includes the main Marathon, and the satellite Geordie and Sally deposits
•Marathon deposit Mineral Resources are reported within an optimised pit shell at a cut-off NSR value of C$13/t, and Geordie and Sally at C$15/t
•The Mineral Resource estimate was based on US$ metal prices of US$1,100/oz for palladium, US$900/oz for platinum, US$3/lb for copper, US$1,300/oz for gold and US$16/oz for silver and the US$:C$ exchange rate used was 0.77
•The NSR estimates use flotation recoveries of 93% for copper, 82% for palladium, 80% for platinum, 80% for gold, 75% for silver and smelter payables of 96% for copper, 93% for palladium, 88% for platinum, 90% for gold and 90% for silver
•The pit optimisation used a mining cost of C$2/t, combined processing, general and administration and off-site concentrate costs of C$15/t and pit slopes of 50º
R&R - 45

PGM exploration continued
DENISON

CANADA
ONTARIO
SUDBURY
GREATER SUDBURY
Sudbury City
SUDBURY
81°22'W
81°20'W
46°27'N
46°26'N
46°25'N
Bass Lake
Lockerby
Ellen Waste Pile
Crean Hill Rd
Crean Hill Mine
Crean Hill
Vale - Ellen Pit
Lockerby Mine Access Rd
315 m
Mond Lake
Fairbank Creek
Monk Lake
Ethel Lake
Fairbank Rd
Totten
Vermilion River
TN
0
1
2km
Esri, NASA, NGA, USGS, FEMA, Province of Ontario, Esri Canada, Esri, HERE, Garmin, SafeGraph, GeoTechnologies, Inc, METI/NASA, USGS, EPA, NPS, US Census Bureau, USDA, NRCan, Parks Canada
Mine
Shaft
Town
Denison Property
Sudbury Igneous Complex
Granophyre
Norites
Lakes / Ponds
Roads

PROPERTY DESCRIPTION
The Denison project is a nickel-copper-PGM (Ni-Cu-PGM) exploration project associated with the Sudbury Igneous Complex (SIC) approximately 30km to the west-southwest of the town of Sudbury, Canada. The Denison property is 64.9% owned by Lonmin Canada Inc. (Loncan), a wholly-owned subsidiary of Sibanye UK Limited, which in turn is a wholly-owned subsidiary of Sibanye-Stillwater. The project is managed and operated, under agreement, by Walbridge Mining, who owned 17.8% of the project at the effective date. The remaining 17.3% is held by other external parties.
The targeted Mineral Resource for the property consists of twelve zones, all of which are proximal to the historic workings of the Crean Hill mine development. The historic Crean Hill mine consisted of the main, intermediate, and west nickel-copper deposits. All three deposits have been mined by both underground and open pit methods. The earliest workings at Crean Hill mine date back over 130 years and mine production officially began in 1906. Since then, the deposit has had on-again, off-again production. In its most recent iteration, the mine was operated by Inco (now Vale) as an underground mine. The mine closed in 2002.
The Denison 109FW zone rests in the immediate footwall of the Crean Hill massive to semi-massive contact nickel-copper (-PGM) main orebody, which has been largely mined out.

R&R - 46

PGM exploration DENISON continued

MINERAL TITLE
As part of the 2018 termination of the JV agreement between Loncan and Vale, Vale Canada transferred to Loncan a 100% beneficial right, title and interest in and to the mining rights within the Denison property boundary to a depth of 4,500 feet below the collar of the Crean Hill mine shaft. These rights, PIN No. 73382-0487(LT), PIN No. 73382-0537(LT) and PIN No. 73382-550(LT), for a total of 2.56km2, are for the extraction of all metals/minerals with no expiry date, provided mining taxes are paid on the property. Vale Canada holds the legal title to the revised Denison property as nominee titleholder until such time as the strata survey has been completed and deposited in the applicable land titles office, and Vale Canada has completed the transfer of legal title to the revised Denison property to Loncan. The surface rights for the Denison property are held as patented ground by Vale.
As Denison is on patented land, exploration plan and permit applications are not required by Ontario’s Ministry of Northern Mines and Development for exploration and advanced exploration work. The property is also considered an active mining area, where any mining activities that fit within the current closure plan may commence without additional permitting. It is, however, likely that additional studies and/or permitting would be required before commencing any mining activity.

GEOLOGY AND MINERALISATION CHARACTERISTICS
Most of the ore previously mined at Denison and several zones of the current Mineral Resource on the Denison property consist of Ni-Cu-PGM contact mineralisation hosted along the basal contact of the SIC; however, several zones of the current Mineral Resource include Cu-PGM-rich mineralisation largely hosted in the Huronian metasediment and metavolcanic sequence in the immediate footwall to the SIC. The contact of the SIC with the host sequence is near vertical in the Denison area and is locally overturned.
The Cu-PGM mineralisation referred to as the 109FW zone was delineated after the mine closed in 2002. The zone is located along two intersecting linear structures close to this contact and plunges approximately 70º to the east-northeast. The mineralisation has been continually traced by drilling from its surface outcrop to a depth of 400m below surface.
The approximately ‘V-shaped’ orebody comprises two linear zones of approximately 80m and 150m in length, which vary between approximately 3m and 30m in thickness. The Mineral Resource is at its widest point where the zones intersect.
The 9400 Zone was discovered prior to the mine closure and is interpreted as a westwards extension of the Crean Hill west orebody; subsequent exploration drilling has, however, significantly added to the Mineral Resource. The zone is near vertical in disposition and trends obliquely to the SIC contact. The mineralisation plunges approximately 75º to the east-southeast and has been continually traced from near surface to a depth of 760m below surface. The orebody is tabular, thin at the eastern margin and thickens and branches into two to three limbs at the western margin with a strike length of around 200m on average. The thickness varies from 3m to 39m, with the widest point where the branches intersect. The 9400 zone transition from Ni-Cu-PGM contact mineralisation in the east to low sulphide PGM-rich footwall mineralisation at the western extent.

KEY DEVELOPMENTS
In October 2019, WSP Canada Inc was commissioned by Loncan to review the existing historical Mineral Resource estimates and to generate Mineral Resource estimates for the remaining unestimated mineral zones, identify significant targets for future exploration and provide a technical report summarising the entire project. The updated Mineral Resource estimate has an effective date of 29 September 2020.
In May of 2020 Loncan commissioned SRK to complete a PEA based upon the block model developed by WSP and to provide a report that aligns with the requirements of CIM NI 43-101. The PEA includes both open pit and underground components and the technical reports’ effective date is March 2021.
The outcome of the PEA, which considered open pit mining, a combination of open pit and underground mining, and solely underground mining, demonstrated that there are reasonable prospects for economic extraction, under reasonable costs and price assumptions, of portions of several zones of the 2020 Mineral Resource including the 101, 109FW, 9400, and Remnant zones. The PEA also identified opportunities, such as incorporating ore sorting technology, that could have the potential to significantly improve the economics of the project. The work conducted for the PEA is however, insufficient to support Mineral Reserve declaration at this stage.

R&R - 47

PGM exploration DENISON continued
Cross section showing the Mineral Resource outline and the mining design for the Denison project
Classified Denison Mineral Resource estimate as at 31 December 2021

Mineral Resources
		31 December 2021
PGM	Americas	Tonnes	PGM	PGM	Copper	Copper	Nickel	Nickel	Silver	Silver	Gold	Gold
Exploration		(Mt)	(g/t)	(Moz)	(%)	(Mlb)	(%)	(Mlb)	(g/t)	(Moz)	(g/t)	(Moz)
Denison	Measured	0.1	6.2	0.02	0.5	1.0	0.3	0.7	—	—	1.4	0.004
	Indicated	1.1	2.8	0.1	1.3	31.3	1.6	37.6	—	—	0.4	0.01
	Measured + Indicated	1.2	3.0	0.1	1.2	32.3	1.5	38.3	—	—	0.5	0.02
	Inferred	1.3	2.7	0.1	1.2	33.7	1.5	42.7	—	—	0.4	0.02
Grand total		2.5	2.9	0.2	1.2	66.0	1.5	81.1	—	—	0.5	0.04
Classified Denison Mineral Resource estimate as at 31 December 2020

Mineral Resources
		31 December 2020
PGM	Americas	Tonnes	PGM	PGM	Copper	Copper	Nickel	Nickel	Silver	Silver	Gold	Gold
Exploration		(Mt)	(g/t)	(Moz)	(%)	(Mlb)	(%)	(Mlb)	(g/t)	(Moz)	(g/t)	(Moz)
Denison	Measured	0.1	6.2	0.02	0.5	1.0	0.3	0.7	—	—	1.4	0.004
	Indicated	1.1	2.8	0.1	1.3	31.3	1.6	37.6	—	—	0.4	0.01
	Measured + Indicated	1.2	3.0	0.1	1.2	32.3	1.5	38.3	—	—	0.5	0.02
	Inferred	1.3	2.7	0.1	1.2	33.7	1.5	42.7	—	—	0.4	0.02
Grand total		2.5	2.9	0.2	1.2	66.0	1.5	81.1	—	—	0.5	0.04
Notes:
•Mineral Resources that have reasonable prospects for economic extraction were extracted from the grade model based on an economic test, on a net smelter return basis within an open pit shell
•Combined open pit and underground Mineral Resources are reported. open pit Mineral Resources are reported within a pit constrained NSR cut-off of US$125, and underground Mineral Resources are reported using underground constrained NSR cut-off of US$222.50
•Mineral Resource parameters include 5% mining dilution, 95% mining recovery, metallurgical recoveries of 96% for copper, 78% for nickel, 69% for platinum, 68% for palladium, and 68% for gold; and metal price assumptions of US$2.5/lb for copper, US$6.5/lb for nickel, US$900/oz for platinum, US$1,600/oz for palladium and US$1,500/oz for gold
•The values represent the Mineral Resource estimates for the combined mineral zones, including 109FW, 109HW, 9400, 101, Remnant, 109 West Remnant, 9400 FW Extension, 109FW2, 109FW4, 110, 115, and 99
•The underground Mineral Resources form relatively contiguous zones and are generally accessible from current underground development
R&R - 48

Green metals exploration
LITHIUM
RHYOLITE RIDGE

BH Claims
NLB 1-160 Claims
RR 1-65 Claims
SLM 1-122 Claims
SLB Claims
SLB Claims
RR 1-65 Claims
Project Access Road
SILVER PEAK RANGE
SILVER PEAK RANGE
Emigrant-Pass-Rd
Emigrant-Pass
PASS
Coyote
-117°55'
-117°55'
-117°50'
37°55'
37°50'
37°50'
6093 ft
5525 ft
8546 ft
8382 ft
8549 ft
8455 ft
0
2km
TN
Hawthorne
NEVADA
Coaldale
Tonopah
Dyer
Silver Peak
Goldfield
Bishop
CALIFORNIA
0 25 50km
0 50Miles
Esri, NASA, NGA, USGS, FEMA, Mono County, California State Parks, Esri, HERE, Garmin, SafeGraph, GeoTechnologies, Inc, METI/NASA, USGS, Bureau of Land Management, EPA, NPS, USDA

Tenement Boundary
Measured
Indicated
Inferred
Railways
Electric Power Lines
Roads

R&R - 49

Green metals exploration LITHIUM: RHYOLITE RIDGE continued

PROPERTY DESCRIPTION
Rhyolite Ridge is an advanced stage exploration project located in Esmeralda County, Nevada, US.
Rhyolite Ridge aims to extract a large, shallow lithium-boron deposit, located close to existing infrastructure, and centrally located between Las Vegas and Reno, Nevada. It is expected to be one of the first large scale US lithium projects to enter production.
The 50:50 JV agreement between Sibanye-Stillwater and ioneer Limited, whereby ioneer would maintain the operational management responsibility, is subject to the satisfaction of certain conditions precedent before Sibanye-Stillwater will commit funding to the project. Until such time as the conditions are met, the attributable disclosure is based on Sibanye-Stillwater's 7.12% equity stake in ioneer Limited.

MINERAL TITLE
ioneer holds 386 unpatented relevant mining claims, located on US federal land administered by the Bureau of Land Management (BLM), totalling 31.6 km2.
For the permitting of the mining operation, ioneer has acquired two of the four major/critical permits and authorisations:
1.The Nevada Division of Environmental Protection (NDEP) – Bureau of Mining Regulation and Reclamation (NDEP-BMRR) Water Pollution Control Permit (WPCP), was issued on July 1, 2021.
2.The NDEP – Bureau of Air Pollution Control (BAPC) Class II Air Quality Operating Permit, was issued on June 14, 2021.
ioneer is currently in the process of finalising its Mine Plan of Operations (MPO) application for Stage 1 mining, to be reviewed by the BLM. Following authorisation from Washington D.C., a Notice of Intent will be published in the Federal Register and work can commence on the environmental impact statement (EIS) and public engagement process in accordance with the requirements of the National Environmental Policy Act (NEPA).
A key aspect that will influence the Stage 1 design and potentially the approval of the MPO, or the conditions associated with the approvals permit, relates to Tiehm’s buckwheat (Eriogonum tiehmii), which grows on a small portion of the ore-body outcrop. The U.S. Fish & Wildlife Service (FWS) has listed Tiehm’s buckwheat as an endangered or threatened species under the Endangered Species Act. This could potentially lead to modifications of the mine plan in order to protect this species.
On completion of the NEPA process, once the MPO has been finalised, a NDEP-BMRR Reclamation Permit will be applied for, which would be the final major permit required.

GEOLOGY AND MINERALISATION CHARACTERISTICS
Rhyolite Ridge is a sediment hosted lithium-boron deposit. The mineralisation is hosted within carbonate-rich, fine-grained sediments (marl) of Tertiary age, that were deposited in a shallow lake environment. The tenements cover two sedimentary basins (North and South) containing thick, shallow, flat-lying zones of lithium-boron-potassium mineralisation.
The Lithium occurs within mixed illite-smectite layers, while the boron occurs in the mineral searlesite. The mineralised layers vary in thickness from 13 to 40m, outcrops towards the west, is relatively flat dipping, and is typically overlain by ~21 meters thick overburden.

KEY DEVELOPMENTS
A definitive feasibility study was completed by Fluor in April 2020 and is undergoing refinement.
The study was based on a mining rate of 2.5Mtpa mined, over a 26y LoM, producing more than 20ktpa of Li Carbonate (y1-3) or Li Hydroxide (y4 onwards), and Boric Acid of 74,400 Tonnes (Years 1-26).
The key current ioneer work-streams relate to obtaining all necessary environmental and mining permits for the development of the project.
Further ongoing work relates to up-front engineering procurement and progressing debt funding for the balance of the project, where ioneer has been invited into the due diligence process for the U.S. Department of Energy’s Advanced Technology Vehicles Manufacturing Loan Programme. ioneer Limited has published Mineral Reserves for the property based on the 2020 study. Sibanye-Stillwater is declaring the Mineral Resources, as reviewed and audited by its team of Qualified Persons, until such time as the project has been fully funded, permitted and approved for construction.

R&R - 50

Green metals exploration LITHIUM: RHYOLITE RIDGE continued

Classified Rhyolite Ridge Mineral Resource estimate at 31 December 2021

Mineral Resources
			31 December 2021
LITHIUM	Americas		Tonnes	Li2O	Li2O	LCE	LCE	H3BO3	H3BO3
			(Mt)	(%)	(Kt)	(%)	(Kt)	(%)	(Kt)
Exploration	Rhyolite	Measured	2.8	0.4	10.3	0.9	25.4	8.3	230.7
	Ridge	Indicated	6.3	0.3	20.9	0.8	51.6	8.1	506.5
		Measured + Indicated	9.0	0.3	31.2	0.9	77.0	8.2	737.2
		Inferred	1.4	0.3	4.8	0.9	11.9	7.9	109.1
Grand total			10.4	0.3	36.0	0.9	88.9	8.1	846.3
Notes:
•The reported Mineral Resource has been adjusted to reflect Sibanye-Stillwater’s 7.1% interest in ioneer Limited
•Mineral Resources are constrained to an optimised open pit shell making us of a co-product cut-off grade of 5000ppm Boron
•Li2O is an equivalent figure derived from in the situ lithium % concentration by applying a multiplication factor of 2.153
•LCE (Lithium Carbonate Equivalent) is derived from in the situ lithium % concentration by applying a multiplication factor of 5.323
•Li price assumption for the overall project ranged between US$10,443/t and US$14,334/t LiCO3

R&R - 51

Green metals exploration continued
COPPER
ALTAR

PROPERTY DESCRIPTION
The Altar project is a shallow to intermediate depth, copper-gold porphyry deposit located in San Juan province, Argentina, approximately 10km from the Argentine-Chile border and 180km west of the city of San Juan.
The Altar deposit was discovered in the mid-1990s and early-phase exploration and access continued until 1999. Project evaluation work to date has primarily focused on assessing the feasibility of an open pit and/or underground operation. Sibanye-Stillwater acquired the Altar project in 2017 as part of the Stillwater acquisition. Aldebaran Resources entered into a JV Agreement with Sibanye-Stillwater in 2018 to acquire a 60%, and eventually 80%, interest in the Altar project, subject to funding certain exploration expenditures. Aldebaran Resources also assumed management of the JV. As at 31 December, Aldebaran Resources has not as yet earned the initial 60% interest, and for this reason 100% of the Mineral Resources are still reported as attributable to Sibanye-Stillwater.

R&R - 52

Green metals exploration COPPER: ALTAR continued

MINERAL TITLE
The property and mineral concessions are held by Peregrine Metals Ltd, which includes the Argentine subsidiary Minera Peregrine Argentina.
The Altar project consists of nine mining concessions and nine land easements comprising rights of way or occupancy.
It also includes an option on the five adjacent Rio Cenicero concessions, four of which are adjacent to the Altar property and one located to the south-west. The Altar concessions and exploration permits collectively cover about 84.4km2 and the Rio Cenicero concessions cover an additional 37.2ha. In addition, permits to open and service the camp, as well as access water for exploration purposes, are maintained annually. All legal aspects and tenure are in order.

GEOLOGY AND MINERALISATION CHARACTERISTICS
The two main ore zones within the Altar area of the deposit are the Altar Central and the Altar East zones. The Quebrada de la Mina (QDM) Mineral Resource (inclusive of the Altar project) is located 3km west of the main Altar deposit and is a near-surface gold resource hosted in pyrite within a dacite porphyry.
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

KEY DEVELOPMENTS AND INTENTIONS
The historical Mineral Resource estimate at Altar (2018) used a low cut-off grade and was aimed at a large volume, low-grade operation. As such, the mineralisation model was geostatistically constrained and did not make use of a geological model to constrain and define zones of higher-grade mineralisation.
During March 2021, an update Mineral Resource estimate was completed, making use of geological constraints, aimed at highlighting the location, geometry and volume of the higher-grade copper-gold zones. This has resulted in a reduction in tonnage and contained metal (-26.7%), but at a higher grade, allowing for improved exploration targeting and would facilitate a more targeted, higher-grade mining approach, delivering superior economics. This estimate has been independently reviewed and confirmed to be reasonable and representative of the data by SRK South Africa.

KEY DEVELOPMENTS
The principal exploration activities carried out in 2021 are as follows:
•diamond drilling (4,880m @ 5 holes)
•surface mapping of unmapped areas
•talus fine sampling programme
•ground magnetometry Survey
•3D-MT-IP Survey
•environmental baseline studies and glacial features monitoring and research
•detailed core relogging programme was completed (~115,000m)
The planned exploration programme for the 2022 season entails:
•QDM-Radio Mineral Resource definition drilling
•step-out, Mineral Resource expansion drilling from the existing Altar deposit
•test drilling new, previously undrilled targets

R&R - 53

Green metals exploration COPPER: ALTAR continued
Classified Altar Mineral Resource estimate as at 31 December 2021

Mineral Resources
		31 December 2021					31 December 2020
COPPER	Americas	Tonnes	Copper	Copper	Gold	Gold	Tonnes	Copper	Copper	Gold	Gold
Exploration		(Mt)	(%)	(Mlb)	(g/t)	(Moz)	(Mt)	(%)	(Mlb)	(g/t)	(Moz)
Altar	Measured	637.9	0.4	6,095.0	0.1	2.4	1,005.9	0.3	7,458.2	0.1	3.0
	Indicated	580.3	0.4	5,293.0	0.1	1.5	1,051.5	0.3	7,052.9	0.1	2.3
	Measured + Indicated	1,218.2	0.4	11,388.0	0.1	3.9	2,057.4	0.3	14,511.1	0.1	5.2
	Inferred	190.4	0.4	1,750.0	0.1	0.4	556.6	0.3	3,419.6	0.1	1.1
Grand total		1,408.6	0.4	13,138.0	0.1	4.3	2,614.0	0.3	17,930.7	0.1	6.3
Notes:
•Combined estimate for the deposits of Altar Central, Altar East and QDM
•Copper reflects the estimated grade of copper that could be processed by sulphide flotation
•The Mineral Resources for Altar Central, East, and QDM were based on the application of the floating cone algorithm to the block models to establish the component of the deposit that has “reasonable prospects of economic extraction”. The Mineral Resources are therefore contained within computer generated open pit geometries where economic value has been assigned to measured, indicated, and inferred material
•The parameters used to determine mineral resource cut-off grade results in calculated values for internal or breakeven cut-off in the range of 0.11 to 0.18% Equivalent Copper (EqCu). Considering the remote location of Altar and the capital burden that would be required for a project of this scale, the resource cut-off grade was effectively doubled to 0.30% EqCu = $13.99 NSR
•2021 Resource Cone Metal Prices Copper US$3.00/lb, Gold US$1,500.00/troy ounce, Silver US$20.00/troy ounce

RIO GRANDE

BOLIVIA
JUJUY
CHILE
ARGENTINA
Taca Taca
Salar de Pocitos
Tolar Grande
SALTA
Mina La Casualidad
Lindero
CATAMARCA
67°55'W
67°50'W
25°0'S
25°5'S
Rio Grande
Azul Norte
Nº 21119-2011
4594 m
4322 m
Azul 2
Nº 16689-1999
Azul 6
Nº 19417-2008
Azul
Nº 16674-1999
4622 m
Silvana
Nº 6376-1968
Azul 3
Nº 16690-1999
Azul 5
Nº 17021-2000
Azul 7
Nº 19419-2008
Azul 4
Nº 16916-2000
TN
0
2,5
5km
Esri, NASA, NGA, USGS, Esri, HERE, Garmin, METI/NASA, USGS
Land Concession
Projection of known Mineralization at depth
0.1 Cu % Outline from Trenches
Salt Flats
Main Town
Town
International Railway
Jujuy - Chuquicamata Gas Pipeline
Jujuy - Indio Muerto Gas Pipeline
Salta - Chuquicamate Powerline

R&R - 54

Green metals exploration COPPER: RIO GRANDE continued

PROPERTY DESCRIPTION
The Rio Grande exploration project is located in north-western Argentina, approximately 250km west of the provincial capital of Salta and approximately 1,400km northwest of Buenos Aires.
The project has been explored by various operators since 1999, including Mansfield Minerals Inc, Teck-Cominco, Antares and Regulus from 2011 to June 2018. Exploration activities have included prospecting, mapping, trenching geophysics, geochemistry and drilling. From 2001 to 2012, 130 drill holes totalling 74,210m were completed on the property. The most recent drilling was conducted in 2013 when Regulus drilled four holes of 1,200m at Cerro Cori, located east of Rio Grande. Sibanye-Stillwater owes it’s interest in the project to the transaction in 2018 through which it acquired a 19.9% interest in Aldebaran Resources, the owner of the Rio Grande Project.

MINERAL TITLE
The project consists of one contiguous block comprised of nine individual mining concessions, totalling 180 claims, and covering an area of approximately 169,53km2. All the claims are current and valid, and in good legal standing.

GEOLOGY AND MINERALISATION CHARACTERISTICS
The Rio Grande area consists of two overlapping andesitic volcanic centres, as well as numerous flanking shallow intrusive plugs, dykes and sills. Both are constructed of dacitic to andesitic flows, sills and dykes, intruding and flanked by volcaniclastic rocks, including breccias, agglomerates, and lahars, generally dipping away from the volcanic centres.
Alteration is roughly concentrically zoned and is strongly influenced by rock type. The occurrence of veining and mineralisation in Rio Grande is associated with the development of several distinctive hypogene events during the evolution of the deposit. In addition, supergene types of mineralisation in Rio Grande were developed during the uplift and erosion of the deposit in younger stages and up to the present day.
The Rio Grande deposit has been the subject of much debate concerning the origin of the mineralisation and deposit type. Different styles of copper-gold mineralisation with associated alteration have been recognised. There is an early mineralised system with affinities to IOCG type deposits and a later mineralised system with affinities to porphyry style copper-gold deposits.

KEY DEVELOPMENTS
Roscoe Postle Associates Inc prepared an independent technical report on the Rio Grande project in 2018, which forms the basis for Mineral Resource disclosure. The reported Mineral Resources are based on a potential open pit scenario, with a combination heap leaching and flotation envisaged for the processing of oxide, transition and sulphide material types. Sibanye-Stillwater has had the estimate independently verified by SRK in 2021. No current exploration activities are being conducted or planned by Aldebaran Resources on this property.
Classified Rio Grande Mineral Resource estimate at 31 December 2021

Mineral Resources
		31 December 2021					31 December 2020
COPPER	Americas	Tonnes	Copper	Copper	Gold	Gold	Tonnes	Copper	Copper	Gold	Gold
Exploration		(Mt)	(%)	(Mlb)	(g/t)	(Moz)	(Mt)	(%)	(Mlb)	(g/t)	(Moz)
Rio Grande	Americas	—	—	—	—	—	—	—	—	—	—
	Indicated	14.1	0.3	93.2	0.4	0.2	14.1	0.3	93.2	0.4	0.2
	Measured + Indicated	14.1	0.3	93.2	0.4	0.2	14.1	0.3	93.2	0.4	0.2
	Inferred	8.2	0.2	41.5	0.3	0.1	8.2	0.2	41.5	0.3	0.1
Grand total		22.3	0.3	134.7	0.3	0.2	22.3	0.3	134.7	0.3	0.2
Notes:
•Attributable portion to Sibanye-Stillwater based on a 19.9% equity interest in Aldebaran Resources Ltd
•Mineral Resources are estimated at a NSR cut-off grade of US$8.00/t for oxide, US$12.00/t for transition and US$7.50/t for sulphide. No sulphide material was captured in the Mineral Resource shell
•The Mineral Resource statement is included within a floating cone defined with the following metal prices: gold price of US$1,400/oz, copper price of US$3.50/lb
R&R - 55

SOUTHERN AFRICA
PLATINUM GROUP METALS	57	GOLD	103
Location	57	Location	103
Overview	58	Overview	103
OPERATIONS	65	OPERATIONS	106
Marikana	65	Kloof	106
Rustenburg	73	Beatrix	115
Kroondal	80	Driefontein	125
Mimosa	87	Cooke	134
EXPLORATION STAGE	94	DRDGOLD	143
Akanani	94	DEVELOPMENT STAGE	150
Limpopo	97	Burnstone	150
Blue Ridge	101	EXPLORATION STAGE	157
		SOFS	157
R&R - 56

Southern Africa Platinum Group Metals
LOCATION

R&R - 57

OVERVIEW
Geological setting
South African operations
The bushveld igneous complex (BIC) is the world’s largest known mafic igneous layered intrusion and contains more than 85% of the world’s known Mineral Resources of PGMs.
The mineralised Merensky and UG2 Reefs are host to the PGMs at the Rustenburg, Kroondal and Marikana operations and contained within the Rustenburg layered suite (RLS) of ultramafic to mafic rocks. These reefs are laterally continuous and extensive.
The BIC occurs geographically as discrete compartments categorised as limbs. Sibanye-Stillwater’s PGM operations (Marikana, Rustenburg and Kroondal) are located on the Western Limb, south east of the Pilanesberg Complex, while the PGM exploration projects are located on the Eastern and Northern Limbs of the BIC.
The Merensky Reef typically consists of a pegmatoidal feldspathic pyroxenite layer, bounded on the top and bottom by thin chromitite layers (stringers) dipping approximately 9º to 12º in a north-easterly direction. The Merensky Reef transitions across the Sibanye-Stillwater operations, from a thin pegmatoidal reef to a thick non-pegmatoidal wide reef, with a major transition at the Marikana operation. The Merensky Reef contains economically significant base metal sulphide and PGM mineralisation.
The UG2 Reef is rich in chromitite, but with lower gold, copper and nickel values, as compared to that of the Merensky Reef. The main UG2 layer (Main Seam) has an average thickness varying between 55cm and 75cm. The top of the UG2 Reef consists of a thin layer of chromitite averaging 20cm in thickness generally referred to as the Leader Seam, separated from the Main Seam by a non-mineralised pyroxenite layer of variable thickness of 5cm to 6m.
Across the PGM operations, the UG2 Reef occurs vertically between 90m and 180m below the Merensky Reef. The Merensky and the UG2 Reefs are affected by structural and other geological features, including potholes and iron-rich ultramafic pegmatoids (IRUPs), which result in geological losses and have an impact on mining.
Simplified stratigraphy of the Rustenburg layered suite (after Smith et al. 2004)

Rustenburg Layered Suite
Height above base of Complex
4,000 m
3,000 m
2,000 m
1,000 m
0 m
Main Zone
Merensky Reef
UCZ
Lower Critical Zone
Lower Zone
approx. 72 m
Markers
Giant Mottled Anorthosite
Bastard Reef
Normal Merensky Reef
Footwall Marker
P2 Marker
UG2 Reef
UG1 Reef
Chromitiferous Anorthosite
mottled anorthosite
leuconorite/norite/melanorite
pyroxenite
pegmatite pyroxenite
pegmatitic harzburgite
feldspathic dunite
chromitite
anorthosite layer

R&R - 58

SA PGMs overview continued
Merensky Reef facies variations and PGM value distribution across the Marikana operation

Brakspruit facies
RPM facies
Thin facies
Transitional thin facies
Marikana facies
Westplats facies
Eastplats facies
SCALE (m)
0
0,5
1,0
1,5
2,0
2,5
9,0
9,5
10,0
10cm above lower Cr
All pegmatoid
ERRATIC
20cm above upper Cr
10cm below lower Cr
20cm above upper Cr
10cm below Pegm. basal Cr
50cm above lower Cr
40cm below lower Cr
80cm above lower Cr
10cm below lower Cr
20cm above upper Cr
10cm below lower Cr
20cm above upper Cr
10cm below lower Cr
55cm above upper Cr
35cm below upper Cr
NO CR MARKER
HANGINGWALL
MERENSKY PYROXENITE
MERENSKY PEGMATOID
FOOTWALL
CHROMITITE LAYER

UG2 facies variations and typical PGM value distribution across the PGM operations

WEST
EAST
UG2 triplets
UG2 HW
SCALE (m)
0
0.3
1.0
1.70
UG2 leader seam 0.3m
UG2 internal waste
UG2 main seam 0.7m
UG2 FW
UG2 triplets
UG2 HW
UG2 main Seam
1-1.4m
UG2 FW
HANGINGWALL PYROXENITE
CHROMITITE
FOOTWALL

R&R - 59

SA PGMs overview continued
Zimbabwean operation
The Mimosa mine is located on the Wedza sub-chamber of the southern portion of the Great Dyke in Zimbabwe, approximately 32km from the town of Zvishavane. The Great Dyke is divided vertically into a lower ultramafic sequence, and an upper mafic unit.
Economic PGM mineralisation occurs within the main sulphide zone (MSZ). The MSZ is typically 2m to 3m thick, but can reach up to 20m thick locally, resulting in a marked decrease in grade with thickening of the zone. Although mineralisation is very consistent, localised disruption to reef due to pegmatoids and washout channels have been encountered in some areas of the operation. Unlike the BIC, the reef is not in contact with or within chromitite seams. The MSZ has definitive metal profiles that are consistent.
Mineral Resource estimation (Managed operations)
The Mineral Resource estimates are based on data generated from underground and surface diamond drilling, underground channel sampling, geological mapping, 3D surface seismic surveys and aerial magnetic surveys. Sampling data is captured in the MineRP™ MRM digital database and drilling data is captured in Sable™ Data Management digital database. Mineral Resource estimation is carried out using Datamine™ geological software.
The Merensky and UG2 Reefs are subdivided into a number of geozones, which relate primarily to reef width, differences in reef elevation within the stratigraphic succession, and mineralisation alignment. These are used as separate geostatistical domains for estimation. This geostatistical domaining is also a function of the structural models, where no interpolation takes place across significant geological structures.
Detailed exploratory data analysis – including sample verification, histogram and cumulative frequency plots for distributional analysis, additive constant estimates, outlier checks, trend analysis and declustering – are carried out on individual domains.
The optimum estimation parameters are determined using a kriging neighbourhood analysis in combination with the variogram models defined for the Merensky and UG2 domains. The kriging neighbourhood analysis tests the impact of different estimation parameters on the estimate by interpreting changes in the kriging efficiency and kriging variance. Variography studies are carried out on different domains, with traditional variograms used for kriging purposes.
The main interpolation methodology utilised is ordinary kriging. Modelling is done on platinum, palladium, rhodium, gold, ruthenium, iridium, density and true width using ordinary kriging; and inverse distance for copper, nickel and chromium oxide (Cr2O3) for both the Merensky and UG2 Reefs. Where insufficient data exists for an element, inverse distance, to the power of two, estimates are done. At Marikana, for the UG2 Reef and some of the Merensky Reef domains where the thickness of the resource cut was variable, the final 4E grade is a back calculated value from accumulation and thickness estimates. This method of estimation using accumulation is done to appropriately weight the grade based on thickness. All of the above elements are estimated at Marikana using ordinary kriging.
Modelling at Rustenburg, Kroondal and Marikana is completed using 2D Block models, except for a small section of the Kroondal operations, where a historical 3D block model was created using Surpac™ geological software.
Detailed checks are carried out on the estimates by compiling kriging efficiencies and slopes of regression on an individual kriged block basis. The validated data files are regressed and then composited over the different reef elements.
The Mineral Resource block widths are compiled over a minimum practical mining cut for both Merensky and UG2 Reefs. It includes additional varying thickness overbreak material to a minimum mining width. The minimum mining widths are determined by a number of parameters, namely: reef width, mineralisation of the hanging wall and footwall, mining method, rock quality, location of weak parting planes, support systems, and associated equipment required for support installation.
At the Rustenburg operations, for both the Merensky and UG2 Reef’s, a minimum 105cm mining width was adopted. At the Kroondal operation, a minimum 200cm mining width was modelled for all areas where a high-profile trackless mining method is applied. At the Marikana operation, for both the Merensky and UG2 Reef, a minimum 110cm mining width was modelled based on a combination of the reef width and rock engineering considerations.
Geological losses are split into known and unknown (anticipated) losses and determined for each structural domain and per shaft. All Mineral Resources reported are exclusive of geological losses.
The final Mineral Resource quantities are determined by projecting the 2D estimated parameters onto the 3D structural polygons, exclusive of the geological losses, and reporting them on a 4E and 6E composite grade basis. Due to the persistent grade distribution across the operations and no mining selectivity, typical cut-off grades are not applied. On a regional scale, >99.9% of Mineral Resource blocks meets reasonable prospect for eventual economic extraction (RPEEE) criteria; those blocks that don’t meet this prospect would have to be extracted to reach the balance. As a result, in effect a zero cut-off grade is applied. Areas that are deemed unmineable due to aspects such as IRUP, structural complexity and facies, are excluded.
Resource classifications are based on the scoring and rating of five statistical parameters (kriging variance, kriging efficiency, slopes of regression, search volume, and number of samples) and seven non-statistical parameters (aeromagnetic survey, seismic interpretation, structural model, facies interpretation, geological loss estimates, historical data (mining history), and quality assurance/quality control (QA/QC) reports).
Prill splits
The 4E PGMs (platinum, palladium, rhodium and gold) at the Southern Africa PGM operations occur together with other elements including ruthenium and iridium, copper, nickel, cobalt and chromium.
The table below provides details the ratio of occurrence of the elements in the various ore types, also called the “prill split”, on a 4E and 6E basis.

R&R - 60

SA PGMs overview continued
4E PGM prill split

		Marikana		Rustenburg		Kroondal	Mimosa
Metal	Unit	MER	UG2	MER	UG2	UG2	MSZ
Platinum	%	61.63	59.32	63.67	52.29	57.84	49.23
Palladium	%	28.07	28.93	27.38	33.00	31.37	38.33
Rhodium	%	3.20	11.17	3.99	13.82	10.08	4.10
Gold	%	7.10	0.57	4.97	0.89	0.71	8.34
6E PGM prill split and base metal concentrations

		Marikana		Rustenburg		Kroondal	Mimosa
Metal	Unit	MER	UG2	MER	UG2	UG2	MSZ
Prill split
Platinum	%	57.23	47.89	58.15	43.87	48.62	45.71
Palladium	%	26.07	23.36	25.00	27.69	26.36	35.59
Rhodium	%	2.97	9.02	3.64	11.60	8.47	3.81
Gold	%	6.59	0.46	4.54	0.74	0.60	7.74
Iridium	%	1.05	3.77	1.94	3.20	3.11	3.07
Ruthenium	%	6.09	15.50	6.73	12.90	12.83	4.08
Base metal concentrations
Copper	%	0.09	0.01	0.10	0.01	0.01	0.11
Nickel	%	0.16	0.03	0.21	0.11	0.08	0.14
Cobalt	%	-	-	-	0.06	0.08	0.05
Chromium oxide (Cr2O3)%		-	19.45	1.04	24.10	13.90	-
Notes:
•MER – Merensky Reef
•UG2 – Upper Group 2 chromitite
•MSZ – Main Sulphide Zone

R&R - 61

SA PGMs overview continued
Quality assurance/quality control (Managed operations)
Quality assurance/quality control (QA/QC) is a key component of the Mineral Resource estimation process spanning from data sources to the final assay data accepted for modelling. All data is acquired through standard acceptable procedures with inbuilt QA/QC protocols.
Certified reference material (CRM) and blanks are inserted into each batch sent to the laboratory, and makes up five percent of total sample numbers. The standards used have been prepared specifically for UG2 and Merensky Reefs with different PGM grade ranges. In depth QA/QC analysis is performed in preparation for Mineral Resource modelling using customised software (Sable™) for the evaluation of assay results. Extensive data audits and QA/QC reporting is undertaken and documented for all operations centrally, prior to Mineral Resource estimation.
All current samples from both the Rustenburg and Kroondal operations are analysed at Quality Laboratory Services (Pty) Ltd (Rustenburg), Reg No. 2008/004664/07), which is fully accredited with the South African National Accreditation System (SANAS), Ref No T0487 for Chemical and Microbiological Analysis, reference ISO/IEC 17025:2005. All underground channel samples at the Marikana operation are analysed at the on-site laboratory, which received full accreditation in March 2021 with the South African National Accreditation System (SANAS), Ref No T0930 for Chemical Analysis, reference ISO/IEC 17025:2017. All surface drilling samples are sent to appropriately accredited external laboratories.
Mineral Reserve estimation (Managed operations)
Mineral Reserves are estimated via the detailed operational planning process explained in Section 1.
Due to the high level of continuity and consistent grade distribution of the two ore-bodies across the operations, with moderate grade changes typically only occurring regionally, typical cut-off grades are not applicable. Mineral Reserves are assessed for economic feasibility on a shaft by shaft basis, based on total volumes planned, and ore is not mined selectively.

Normal Mineral Resource to Mineral Reserve modifying factors are applied, based on the type of mining method applied, which varies from shaft to shaft. Typically, the shallow UG2 operations are accessed via decline shafts and mined via low profile mechanised bord-and-pillar method, while deeper ore, both Merensky and UG2, is accessed via vertical shafts and conventionally mined via breast and down-dip methods.
Resource to reserve modifying factors applied include provision for off-reef mining due to geological disturbances, dilution to mining widths to cater for historical, realistically achieved, widths, waste scalping in the case of mechanised mining to cater for DMS waste removal, and a mine call factor to make provision for unaccounted for but realised metal losses.
Estimation risks (Managed operations)
There are no deemed material risks to the Mineral Resource Estimation. The key operational risks that could impact the Mineral Reserves are listed below.
Commodity prices and exchange rate assumptions: Sibanye-Stillwater has adopted forward-looking price assumptions. Any material deviations from these assumptions could impact the Mineral Reserves, especially at marginal operations. We are of the view that these prices applied to our LoM valuations are realistic considering the external guidance received.
ESG and social unrest: The SA PGM operations are situated in close proximity to large communities with high unemployment rates and low incomes. As such, it is continually at risk to social unrest events. From a social and governance perspective, the Group has implemented appropriate objectives and initiates to address this risk. From an environmental perspective, the area experiences significant pressure on potable and fresh water supply. The adoption of the PGM water stewardship, GHG and footprint reduction during 2022 will enable these operations to meet the requirements defined by our ESG commitments.
Cost escalation: Cost escalation assumptions relating to factors such as wages, utilities like electricity and operational consumables (explosives and steel) are aligned with Group estimates. Continuous improvement initiatives adopted to contain cost escalation are in place to mitigate this risk.
Operational Risk: Operational underperformance and slower than planned production build-up at projects may result in variations between planned and achieved production rates. Short interval controls are in place to enable the implementation of timeous interventions and, therefore, correction of deviations to plans.
R&R - 62

SA PGMs overview continued
UG2 Mineral Resource classification map for the combined South African PGM operations (Inclusive of Mineral Reserves)

27°18' E
27°24' E
27°30' E
27°36' E
27°42' E
25°35' E
25°40' E
25°45' E
Khuseleka 2
Thembelani 2
Khuseleka 1
Kwezi
K6
Thembelani 1
Khomanani 1
Siphumelele 1
Siphumelele 3
Siphumelele 2
Bathopele
Kopaneng
Bambanani
Simunye
Marikana 4
Marikana 6
Marikana 5
Klipfontein Open Pit
Marikana 1
Marikana 2
K4
K3
4B
Rowland
W1
1E Lift
Hossy
Newman
Saffy
E1
E2
E3
TN
0
2,5
5km

Mining Right (Rustenburg, Kroondal, Marikana)

Mined out

Drillholes

UG2 - Mineral Resources Classification

Measured

Indicated

Inferred

Shaft (Producing)

Shaft (Non-Producing)

UG2 Outcrop

Klipfontein Open Pit

Merensky Mineral Resource classification map for the combined South African PGM operations
(Inclusive of Mineral Reserves)

27°18' E
27°24' E
27°30' E
27°36' E
27°42' E
25°35' E
25°40' E
25°45' E
Khuseleka 2
Khuseleka 1
Thembelani 1
Siphumelele 1
Siphumelele 2
K4
K3
4B
Rowland
W1
Newman
TN
0
2,5
5km
Mining Right (Rustenburg, Marikana)
Mined out
Drillholes
MR - Mineral Resources Classification
Measured
Indicated
Inferred
Shaft (Producing)
Shaft (Non-Producing)
Merensky Outcrop

R&R - 63

SA PGMs overview continued
UG2 Mineral Reserve classification map for the combined South African PGM operations

27°18' E
27°24' E
27°30' E
27°36' E
27°42' E
25°35' E
25°40' E
25°45' E
Khuseleka 2
Thembelani 2
Khuseleka 1
Kwezi
Thembelani 1
K6
Khomanani 1
Siphumelele 1
K4
Siphumelele 3
Siphumelele 2
Rowland
Bathopele
K3
Saffy
E3
Hossy
Kopaneng
Bambanani
E1
E2
Marikana 4
Marikana 6
1E Lift
W1
4B
Newman
Simunye
Klipfontein
Open Pit
Marikana 5
Marikana 1
Marikana 2
TN
0
2,5
5km
Mining Right (Rustenburg, Kroondal, Marikana)
Mined out
Klipfontein Open Pit
UG2 - Mineral Reserves Category
Proved
Probable
Shaft (Producing)
Shaft (Non-Producin
UG2 Outcrop

Merensky Mineral Reserve classification map for the combined South African PGM operations

27°18' E
27°24' E
27°30' E
27°36' E
27°42' E
25°35' E
25°40' E
25°45' E
Khuseleka 2
Khuseleka 1
Thembelani 1
Siphumelele 1
Siphumelele 2
K4
K3
Rowland
W1
4B
Newman
TN
0
2,5
5km
Mining Right (Rustenburg, Marikana)
Mined out
MR - Mineral Reserves Category
Proved
Probable
Shaft (Producing)
Shaft (Non-Producing)
Merensky Outcrop

R&R - 64

PGM operations
MARIKANA
R&R - 65

PGM operations MARIKANA continued

PROPERTY DESCRIPTION
The Marikana operations (Western Platinum Limited and Eastern Platinum Limited) are located in the Marikana district, 40km to the east of the town of Rustenburg in the North West province of South Africa. The lease area covers approximately 214km2 and extends in excess of 30km from east to west and 15km from north to south.
Marikana currently has five contributing shafts: 4 Belt, K3, Rowland, Saffy, and E3. The Merensky and the UG2 reefs are mined simultaneously at an average depth of 500m and are accessed via infrastructure consisting of shallow incline and deeper vertical shafts. The 4 Belt shallow incline, K3 and Rowland vertical shafts target both the Merensky Reef and UG2 Reef horizons, while the E3 shallow incline and Saffy vertical shaft target only the UG2 Reef. The vertical shaft complexes account for the largest portion of the Mineral Reserves.
The Mineral Reserves are accessed from the surface using conventional underground mining methods. The 4 Belt and E3 shallow incline shafts extend to depths of approximately 400m below surface and the K3, Rowland and Saffy vertical shafts to approximately 900m below surface. 45% or 48.3Moz of the total Mineral Resources are above infrastructure (AI) and 55% or 54.9Moz are below infrastructure (BI). The main contributing factor to this being the large Mineral Resource base in the Merensky Reef that has not yet been mined.
The ore mined at the Marikana operations is processed through eight concentrators on site (of which five are used for processing, with two on care and maintenance and one being used for third processing) with a combined milling capacity of approximately 600,000t per month. In addition, two concentrators treat tailings material. The concentrate is dispatched to the smelter where a sulphide-rich matte is produced for further processing at the Base Metal Refinery (BMR). At the BMR, base metals (nickel and copper) are extracted and the resulting PGM-rich product is sent to the Precious Metal Refinery (PMR) in Brakpan for final treatment. The PMR produces the final refined precious metal products.
Apart from the underground operations, there is one tailings retreatment operation. The re-mining of eastern tailings dam 1 (ETD1) occurs by hydraulic mining with high pressure water guns and the tailings are retreated at the bulk tailings treatment (BTT) plant.

MINERAL TITLE
The mineral rights for the Marikana operations comprise several mining rights. There are four mining rights within Western Platinum Limited, which have been converted to new order mining rights NW30/5/1/2/2/107MR (29.3 km2, expires 03 September 2037), NW30/5/1/2/2/106MR (101.7 km2, expires 03 September 2037), NW30/5/1/2/2/161MR (1.8 km2, expires 20 December 2036) and NW30/5/1/2/2/190MR (0.3 km2, expires 20 December 2036).
The mining rights within Eastern Platinum Limited were converted to new order mining rights NW30/5/1/2/2/109MR (38.2 km2, expires 03 September 2037), NW30/5/1/2/2/110MR (0.6 km2, expires 03 September 2037) and NW30/5/1/2/2/111MR (1.7 km2, expires 03 September 2037). The mining rights NW30/5/1/2/2/292MR (46.2km2, expires 22 January 2044) and NW30/5/1/2/2/433MR (42.9 km2, expires 22 January 2044) cover the Pandora area. These mining rights are for the extraction of PGMs and associated minerals.
The ETD1 is located within the area covered by new order mining right NW30/5/1/2/2/109 MR on the farm Turffontein 462JQ.
The renewal of the Schaapkraal prospecting right (NW30/5/1/1/2/12331PR, 41.74Km2), which covers the western down-dip extension at Marikana, was granted on the 22 August 2019 and executed on 10 February 2021. The prospecting right expires in August 2022. No Mineral Resources are declared for Schaapkraal at this stage.

R&R - 66

PGM operations MARIKANA continued

INFRASTRUCTURE AND EQUIPMENT
The Marikana operation is a large, established shallow to moderate depth PGM mining complex that is accessed from surface through numerous incline and vertical shaft systems. All facilities are in good condition. All the permanent infrastructure required to access and mine the LoM plan is already established and in use.
Major infrastructure consists of:
•five vertical shafts, of which four are in production and one on care and maintenance
•five incline shafts of which two are in operation and the remainder are on care and maintenance
•eight PGM concentrator plants: six of the concentrators treat underground material and two of the concentrators treat surface or tailings material; the Rowland and EPC concentrators were placed on care and maintenance in 2019. Since acquisition by SSW, the operating concentrators efficiencies have been enhanced through improved operational excellence
•a smelter plant with five furnaces, a base metal refinery plant, and a precious metal refinery plant
•three hospitals/ medical centres
•workshops, office blocks, a laboratory, and equipment stores
•accommodation quarters and hostels
•water treatment plants

The mining complex has been in operation since 1987 and the age and modernisation of these assets varies greatly. The most recent additions were the K4 shaft in 2006, and the BTT plant which was commissioned in 2017. In line with our ESG and enhanced efficiency requirements, several projects will be considered during 2022 on the smelter and the PMR and BMR.
The equipment used is extensive. The vertical and incline shafts make use of conventional handheld equipment, combined with rail-bound equipment for logistical movement of ore, men and material.
The smelter has five furnaces. The two larger furnaces (Furnace 1 and 2) are usually in operation, with the three smaller Pyromet furnaces being utilised as back-up or spare capacity.
The BMR which was commissioned in 1985, extracts base metals (nickel and copper) and the resulting PGM-rich product, is refined at the precious metal refinery (PMR) in Brakpan. The PMR produces the final precious metal products.
The equipment at all operations, including the plants, are subject to a detailed planned maintenance programmes; SIB capital provisions are made on an annual basis to cater for both repairs and replacements as needed.
The property, plant and equipment book value (100%) of all the mine’s assets, net of depreciation, as at 31 December 2021, was R4.7bn.

HOISTING AND PRODUCTION CAPACITIES
Operating shaft	Operating hoisting	5-year planned
	capacity (ktpm)	production (ktpm)
K3	290	181
4B	168	73
Rowland	260	141
Saffy	220	164
E3	110	49
Planned production is five-year hoisted average from 2022 onwards.

MINING METHOD
•Vertical shafts: conventional up-dip and down-dip mining with a limited amount of conventional breast mining
•Shallow inclines: conventional breast mining with a limited amount of conventional up-dip and down-dip mining
•TSF: Hydraulic (Hydrojet)

LIFE OF MINE
•17 years (until 2038) based on current Mineral Reserves, but with significant upside potential (to over 40 years) based on the significant brownfields project pipeline currently undergoing studies

R&R - 67

PGM operations MARIKANA continued

MINERAL PROCESSING AND CAPACITY
Concentrator Plant	Design capacity (ktpm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
Karee A	140	148	87	MER underground
Karee B	101	125	87	UG2 underground
K4	125	135	85	MER and UG2 underground
EPL	180	225	80	UG2 underground
BTT	300	300	25	Historic tailings
ETTP	274	223	24	Tailings

Chrome processing
Concentrator Plant	Design	Current operational capacity (ktpm)	Average recovery factor (%)	Material
	capacity (ktpm)			treated
Glencore (EPL)	300	225	51	EP UG2 tailings
Arxo (K3 B)	120	125	35	WP UG2 tailings
Glencore (K4)	130	135	24	WP UG2 tailings
Chrometech (BTT)	300	300	12	EP UG2 tailings

PGM and Base Metal processing
Refinery	Planned feed capacity (t/m)	Achieved operational capacity (t/m)	Average 3yr recovery factor (%)	Material treated
Smelter	11,143	12,932	101.14	concentrate and filter cake from various internal and external plants
BMR	392	624	99.15	smelter converter matte
PMR	387	406	99.59	BMR PGM concentrate
1Smelter recovery over 100% is due to historical material processed

TAILINGS DISPOSAL AND CAPACITY
Tailings deposition is managed across the Tailings Storage Facilities detailed below:
•Karee Tailings Dam 2 – Fed from K3 UG2 plant at 101ktpm (life of TSF until 2025 at current deposition rate)
•Karee Tailings Dam 3 – Fed from K3 Mix plant at 147ktpm (life of TSF until 2024 at current deposition rate)
•Karee Tailings Dam 4 – Fed from K4 plant at 116ktpm (life of TSF until 2044 at current deposition rate)
•Eastern Tailings Dam 2 – Fed from EPL and ETTP plants at 160ktpm after Chrometech extraction (life of TSF until 2028 at current deposition rate)
•Western Platinum Tailings Dam 6 – Fed from BTT plant at 270ktpm (life of TSF until 2039 at current deposition rate)

The Marikana TSF’s have a remaining capacity of 117.8Mt. The LoM requires 178.8Mt TSF capacity, resulting in a shortfall of 61.1Mt. The current capacity constraints will be mitigated through the elevating of penstocks to gain additional capacity as well as diverting tailings to other existing Group facilities with in the PGM operations. The construction of a new TSF (TD8) is envisaged in due course, but is not a short term requirement.

KEY DEVELOPMENTS AND BROWNFIELD PROJECTS
The K4 Shaft Project, is currently in execution with project focus on infrastructure and primary development. Ore mining is planned to commence during 2022. At steady state, mining production is planned at 2.3Mtpa, yielding approximately 250Koz 4E PGMs per annum.
During 2021, a feasibility study on the E3 UG2 inclined shaft deepening and extension project was advanced. This project is a brownfields expansion of the current E3 mine, down-dip to current workings and will serve as replacement ground for E3. The target is for the implementation of a mechanised mining section as an extension of the existing conventional mine.
Other brownfields studies that will be advanced during 2022 are the Marikana E4 (UG2), Marikana Tailings and Saffy Deeps (UG2) projects. The Marikana E4 (UG2) project is planned to be taken to a “Stage 2” feasibility study.

R&R - 68

PGM operations MARIKANA continued
Classified 4E PGM Mineral Resource estimate at 31 December 2021

Mineral Resources Inclusive of Mineral Reserves
				31 December 2021			31 December 2020
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Marikana				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Measured	73.3	4.2	9.9	77.3	4.1	10.1
			Indicated	504.9	4.2	67.8	605.2	4.3	84.5
			Measured + Indicated	578.2	4.2	77.7	682.5	4.3	94.7
			Inferred	178.9	4.4	25.2	202.2	4.6	29.7
		TSF Surface	Measured	—	—	—	—	—	—
			Indicated	8.4	1.2	0.3	11.0	1.2	0.4
			Measured + Indicated	8.4	1.2	0.3	11.0	1.2	0.4
			Inferred	—	—	—	—	—	—
Total Measured + Indicated				586.6	4.1	78.0	693.5	4.3	95.1
Grand total				765.5	4.2	103.2	895.7	4.3	124.8

Mineral Resources Exclusive of Mineral Reserves
				31 December 2021			31 December 2020
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Marikana				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Measured	47.7	3.9	6.0	55.5	3.9	6.9
			Indicated	392.6	3.9	49.6	455.3	4.1	60.4
			Measured + Indicated	440.3	3.9	55.6	510.8	4.1	67.3
			Inferred	178.6	4.4	25.1	202.0	4.6	29.6
Total Measured + Indicated				440.3	3.9	55.6	510.8	4.1	67.3
Grand total				618.9	4.1	80.8	712.9	4.2	96.9

R&R - 69

PGM operations MARIKANA continued

Marikana operation 4E PGM Mineral Resources reconciliation
4E PGM (Moz)
160
140
120
100
80
60
40
20
0
124.8
6.3
131.1
-1.2
129.9
-0.5
-2.7
1.5
128.0
-24.8
103.2
-22.4
80.8
Attributable Oz Dec '20
3rd Party Oz
100% Oz Dec '20
Depletions '21
Reserves Post Depletions
Area Inclusions/ Exclusions
Geological interpretation
Estimation methodology
100% Oz Dec '21
Legal Entity Oz
Attributable Oz Dec '21
Discounted for Mineral Reserves
Attributable Mineral Resources Exclusive of Mineral Reserves

Notes:
The -17.3% change year-on-year in the stated Mineral Resources (Inclusive of Mineral Reserves) is attributed to:
–-1.2Moz in depletions
–-0.5Moz in area exclusions (remnants removed from operating shafts)
–-2.7Moz due to changes in geological losses and interpretation
–-1.5Moz due to the addition of new data and subsequent change to the resource models
–-22.4Moz due to the change in attributable interest from 95.25% to 80.64%
On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is -16.6%.
Grade control and Mineral Resource definition drilling summary

	Planned 2022		Actual 2021		Actual 2020
	Drilled	Expenditure	Drilled	Expenditure	Drilled	Expenditure
OPERATIONS - MARIKANA	(m)	(Rm)	(m)	(Rm)	(m)	(Rm)
Marikana[1]	22,828	36.74	2,392.16	1.99	2,297.00	2.30
Total	22,828	36.74	2,392.16	1.99	2,297.00	2.30
1    Includes surface and underground holes
Annual development results

	Financial year total
Category	Unit	2021	2020
Primary waste development (capital, declines, haulages, crosscuts, boxholes, travelling ways)	m	58,169	17,606
Primary reef development (raise, winzes, wide raises)	m	21,552	53,024
Total	m	79,721	70,630
R&R - 70

PGM operations MARIKANA continued
Modifying factors (underground) in converting Mineral Resources to Mineral Reserves

Parameter	Unit	2021	2020
Off-reef	%	1.4	1
Dilution	cm	14.7	20.9
Ave. Stoping width	cm	132.7	136
Mine call factor	%	98.2	100
Classified 4E PGM Mineral Reserves estimate as at 31 December 2021

Mineral Reserves
				31 December 2021			31 December 2020
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Marikana				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Proved	22.6	3.9	2.9	19.6	3.9	2.4
			Probable	113.2	4.1	14.9	141.6	4.1	18.6
			Proved + Probable	135.8	4.1	17.8	161.2	4.1	21.1
		TSF Surface	Proved	—	—	—	—	—	—
			Probable	8.4	0.9	0.2	11.0	1.3	0.5
			Proved + Probable	8.4	0.9	0.2	11.0	1.3	0.5
Grand total Proved + Probable				144.2	3.9	18.0	172.2	3.9	21.5

Marikana operation 4E PGM Mineral Reserves reconciliation

4E PGM (Moz)
30
25
20
15
10
5
0
21.6
1.1
22.7
-0.9
21.8
0.5
-0.1
0.03
0.03
0.1
22.3
-4.3
18.0
Attributable Oz Dec '20
3rd Party Oz
100% Oz Dec '20
Depletions '21
Reserves Post Depletions
Economic Valuation
Evaluation
Geological Changes
Boundary Changes
Technical Factors
100% Oz Dec '21
Legal Entity Oz
Attributable Oz Dec '21

Notes:
The -16.4% change year-on-year in the stated Mineral Reserves is attributed to:
–-0.9Moz in depletions
–+0.5Moz due to LoM gains associated with tail end optimisation
–+0.1Moz associated with a change in technical factors
–-4.3Moz due to the change in basis of reporting attributable interest from 95.25% to 80.64%
R&R - 71

PGM operations MARIKANA continued

HISTORY AND OPERATIONAL STATISTICS
•In 1987, the London and Rhodesian Mining and Land Company Limited (Lonhro) commissioned the sinking of the Rowland Shaft
•By 1989 the Karee Mine shafts were operational
•In 1998, Lonrho PLC split and Lonrho Africa PLC was formed
•In 1999, Lonrho PLC was renamed to Lonmin PLC
•In 2000, Lonmin PLC sold off all non-PGM assets and became a primary PGM producer
•In 2001, the Eastern declines were sunk, Saffy shaft was commissioned and Lonmin entered into a JV with Anglo American Platinum for the Pandora property
•By 2003, the Hossy Shaft was commissioned with the K4 Shaft commissioned in 2006
•In 2011, the K3 Shaft decline was sunk
•in 2012, the K4 Shaft was placed on care and maintenance
•In 2016, Saffy Shaft began to produce at full capacity
•In 2018, Lonmin acquired 100% of the Pandora JV from Anglo American Platinum.
•In 2019, Sibanye-Stillwater acquired Lonmin Plc
•In 2021, the resumption of the K4 Project was approved

Operational Statistics	2019	2020	2021
Underground tonnes milled (kt)	4,717	5,609	6,802
Underground yield (g/t)	3.08	3.23	3.37
Surface tonnes milled (kt)	2,076	3,447	3,869
Surface yield (g/t)	0.29	0.22	0.23
Annual 4E PGM production - Underground (koz)	468	582	737
Annual 4E PGM production - surface (koz)	39	24	28
Total Annual 4E PGM production (koz)	508	606	765
Operating cost underground (R/t)	1,283	1,569	1,571
Total capital expenditure (Rm)	1,189	1,223	2,254
AISC (R/oz)	17,735	19,836	19,664
AISC (US$/oz)	1,226	1,205	1,330
Operating cost (R/t) excluding 3rd party purchase of concentrate (PoC)	N/A	1,384	1,273
AISC (R/oz) excluding (PoC)	N/A	18,834	17,394
AISC (US$/oz) excluding (PoC)	N/A	1,144	1,176
Notes:
•AISC calculated based on produced Oz
•Historic ounces were restated between surface and underground, impacting the reported yield
•2019 statistics only for period under Sibanye-Stillwater management
R&R - 72

RUSTENBURG
R&R - 73

PGM operations RUSTENBURG continued

PROPERTY DESCRIPTION
The Rustenburg operation is located in the North West province, north-east of the towns of Rustenburg and Kroondal, 123km west of Pretoria and 126km north-west of Johannesburg. The lease area covers approximately 130km2 and is in excess of 20km from east to west and 15km from north to south.
Rustenburg consists of three intermediate depth operating vertical shafts that utilise a conventional mining method – Siphumelele 1, Khuseleka 1, and Thembelani 1 – and Bathopele Shaft, a shallow inclined bord and pillar mining method.
The Mineral Resource is accessed to 34 Level (the lowest working level) at Siphumelele 1 Shaft, approximately 1,350m below surface, to 28 Level (the lowest working level) at Khuseleka 1 Shaft, approximately 950m below surface, and 29 Level (the lowest working level) at Thembelani 1 Shaft. The Mineral Resource at Bathopele Shaft is accessed via two decline clusters to a depth of approximately 500m below surface. 66% or 54.55Moz of the total Mineral Resources are above infrastructure and 34% or 27.78Moz are below infrastructure.
The vertical shafts mine both the Merensky Reef and UG2 Reef horizons, while the shallow, mechanised Bathopele Shaft only mines the UG2 Reef. The underground ore is treated at the Waterval UG2 and Waterval Retrofit concentrators, with the concentrate processed in terms of a toll agreement by Anglo American Platinum. The Waterval UG2 concentrator has an integrated chrome recovery circuit, which recovers a chrome concentrate from the ore.
In addition to the underground operations, there are also two tailings retreatment operations:
•WLTRP (Western Limb Tailings Retreatment Plant) treats tailings from the old Waterval TSF, via hydro mining
•tailings from the Waterval TSFs and Waterval UG2 and Retrofit concentrators are retreated at the Platinum Mile plant

MINERAL TITLE
Sibanye Rustenburg Platinum Mines (Pty) Ltd (SRPM) is the holder of a converted mining right under the DMRE Ref No NW30/5/1/2/2/82MR (SRPM MR) measuring 153.0 km2 in extent and valid from 29 July 2010 to 28 July 2040.
A notarial deed of cession was executed on 1 November 2016 in terms whereof the SRPM mining right was ceded from Rustenburg Platinum Mines Limited to SRPM.
The SRPM mining right was registered in the Mineral and Petroleum Titles Registration Office (MPTRO) on 3 October 2011 under Ref No 67/2011.

INFRASTRUCTURE AND EQUIPMENT
The Rustenburg Operations consist of shallow to intermediate depth PGM mines that are accessed from surface via incline and vertical shaft infrastructure.
Key infrastructure consists of:
•eleven vertical shafts, of which three are in production and the rest on care and maintenance
•two incline shafts in operation mined on a bord-and-pillar system with mechanised equipment
•four PGM concentrator plants, two of the concentrators treat underground material and two of the concentrators treat surface or tailings material
•one hospital/ medical centre
•workshops, office blocks and equipment stores
•accommodation and hostels
•water treatment plants
The Rustenburg mining complex has been in operation since the 1940s and the age and modernization of these assets are varied.
A combination of mechanised and conventional mining methods are used. The vertical shafts make use of conventional handheld equipment, combined with rail-bound equipment for logistical movement of ore, men and material.
The equipment at all operations, including the plants, are subject to a detailed planned maintenance programs; SIB capital provisions are made on an annual basis to cater for both repairs and replacements as needed.
The property, plant and equipment book value (100%) for the assets of Rustenburg, as at 31 December 2021 was R4.8bn.

R&R - 74

PGM operations RUSTENBURG continued

HOISTING AND PRODUCTION CAPACITIES
Operating	Operating hoisting	5-year planned
shaft	capacity (ktpm)	production (ktpm)
Siphumelele	195	65
Khuseleka	225	140
Thembelani	220	140
Bathopele	280	260
Planned production is five-year hoisted average from 2022 onwards.

MINING METHOD
•Vertical shafts: conventional scattered breast mining •Mechanised declines: bord-and-pillar •TSF: Hydraulic (Hydrojet)

LIFE OF MINE
•30 years (until 2051) based on current Mineral Reserves

MINERAL PROCESSING AND CAPACITY
Plant name	Design	Current operational capacity (ktpm)	Average recovery factor (%)	Material
	capacity (ktpm)			treated
Waterval UG2 concentrator	450	420	85	UG2
Waterval retrofit concentrator	650	130-180	85	MER and UG2
CRP 1	440	440	30-35	Fresh UG2 tailings
WLTR plant	450	380	28	Historic tailings
Platinum Mile	800	650	15	Fresh and historic tailings
1 Chrome retreatment plant (CRP) treats UG2 rougher middlings to recover a saleable chromite concentrate

TAILINGS DISPOSAL AND CAPACITY
Tailings deposition is managed across the Tailings Storage Facilities detailed below:
•Paardekraal TSF – Fed from Waterval UG2 and Waterval Retrofit plants at 750ktpm (life of TSF until 2051 with activation of PK5 dormant area)
•Hoedspruit TSF – Fed from WLTR plants at 480ktpm (life of TSF until 2043 at the current deposition rate, and further life to 2053 with an extension of the current TSF)
The Rustenburg TSF’s have a remaining capacity of 225Mt. The LoM requires 169.1Mt TSF capacity, resulting in a surplus of 56.6Mt. The current capacity can be increased further through the activation of PK5 dormant area.

KEY DEVELOPMENTS AND BROWNFIELD PROJECTS
During 2021, a feasibility study was initiated, to be finalised in 2022, on the Siphumelele UG2 project. The Merensky reef horizon at Siphumelele 1 shaft is nearing depletion and the study considers replacing Merensky production with UG2 which extends from 23 level down to 29 level. In addition, the Thembelani Deeps (MER) project will be under study during 2022, which could enhance the Merensky tonnage output production beyond the current LoM estimates and is planned to be taken to a “Stage 2” Feasibility study.

R&R - 75

PGM operations RUSTENBURG continued
Classified 4E PGM Mineral Resources estimate as at 31 December 2021

Mineral Resources Inclusive of Mineral Reserves
				31 December 2021			31 December 2020
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Rustenburg				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Measured	272.4	4.8	41.9	366.5	4.9	57.6
			Indicated	88.6	5.3	15.1	115.7	5.3	19.9
			Measured + Indicated	361.0	4.9	57.1	482.2	5.0	77.5
			Inferred	11.0	5.6	2.0	14.9	5.6	2.7
		TSF Surface	Measured	35.9	1.1	1.3	60.5	1.1	2.1
			Indicated	—	—	—	—	—	—
			Measured + Indicated	35.9	1.1	1.3	60.5	1.1	2.1
			Inferred	—	—	—	—	—	—
Total Measured + Indicated				396.9	4.6	58.4	542.7	4.6	79.6
Grand total				407.9	4.6	60.4	557.6	4.6	82.3

Mineral Resources Exclusive of Mineral Reserves
				31 December 2021			31 December 2020
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Rustenburg				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Measured	177.7	5.1	29.0	253.8	5.1	41.3
			Indicated	82.9	5.4	14.3	110.0	5.4	18.9
			Measured + Indicated	260.6	5.2	43.2	363.8	5.1	60.2
			Inferred	11.0	5.6	2.0	14.9	5.6	2.7
Total Measured + Indicated				260.6	5.2	43.2	363.8	5.1	60.2
Grand total				271.7	5.2	45.2	378.7	5.2	62.9

R&R - 76

PGM operations RUSTENBURG continued

Rustenburg operation 4E PGM Mineral Resources reconciliation
4E PGM (Moz)
100
80
60
40
20
0
82.3
0
82.3
-1.1
81.2
-0.1
0.1
0.3
81.6
-21.2
60.4
-15.2
45.2
Attributable Oz Dec '20
3rd Party Oz
100% Oz Dec '20
Depletions '21
Reserves Post Depletions
Area Inclusions/Exclusions
Geological interpretation
Estimation methodology
100% Oz Dec '21
Legal Entity Oz
Attributable Oz Dec '21
Discounted for Mineral Reserves
Attributable Mineral Resources Exclusive of Minera Reserves

Notes:
The -36% change year-on-year in the stated Mineral Resources (Inclusive of Mineral Reserves) is attributed to:
–-1.1Moz in depletions
–-0.1Moz in area exclusions
–0.1Moz increase due to changes in geological losses and interpretation
–0.3Moz due to the addition of new data and subsequent change to the Mineral Resource models
–-15.2Moz due to the change in attributable interest from 100% to 74%
On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is -28%.
Grade control and Mineral Resource definition drilling summary

	Planned 2022		Actual 2021		Actual 2020
	Drilled	Expenditure	Drilled	Expenditure	Drilled	Expenditure
OPERATIONS - RUSTENBURG	(m)	(Rm)	(m)	(Rm)	(m)	(Rm)
Rustenburg[1]	13,574	14.69	6,260	6.41	4,371	4.48
Total	13,574	14.69	6,260	6.41	4,371	4.48
1    Includes surface and underground holes
Annual development results

	Financial year total
Category	Unit	2021	2020
Primary waste development (capital, declines, haulages, crosscuts, boxholes, travelling ways)	m	10,481	8,660
Primary reef development (raise, winzes, wide raises)	m	12,445	7,745
Total	m	22,927	16,404
R&R - 77

PGM operations RUSTENBURG continued
Modifying factors in converting Mineral Resources to Mineral Reserves

Parameter	Unit	2021	2020
Off-reef	%	3.8	4
Dilution	cm	7.8	10.9
Ave. Stoping width	cm	146	147
Scalping	%	2	2
Mine call factor	%	96	96
Classified 4E PGM Mineral Reserve estimate as at 31 December 2021

Mineral Reserves
				31 December 2021			31 December 2020
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Rustenburg				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Proved	83.4	3.5	9.5	106.1	3.7	12.7
			Probable	6.0	4.2	0.8	4.5	4.4	0.6
			Proved + Probable	89.4	3.6	10.3	110.5	3.7	13.3
		TSF Surface	Proved	—	—	—	—	—	—
			Probable	35.8	1.0	1.2	60.5	1.1	2.1
			Proved + Probable	35.8	1.0	1.2	60.5	1.1	2.1
Grand total Proved + Probable				125.1	2.9	11.5	171.0	2.8	15.4

Rustenburg operation 4E PGM Mineral Reserves reconciliation

20
15
10
5
0
4E PGM (MOz)
15.4
-1.1
14.4
0.1
-0.2
1.4
-0.2
15.5
-4.0
11.5
100% Oz Dec '20
Depletions '21
Reserves Post Depletions
Economic Valuation
Evaluation
Boundary Changes
Technical Factors
100% Oz Dec '21
Legal Entity Oz
Attributable Oz Dec '21

Notes:
The -25.5% change year-on-year in the stated Mineral Reserves is attributed to:
–-1.1Moz in depletions
–+0.1Moz due to LoM gains associated with tail end optimisation
–+1.4Moz due to boundary changes arising from the Kroondal PSA agreement with Anglo American, which allows Kroondal to mine further into the SRPM ground
–-4.0Moz due to the change in attributable interest from 100% to 74%
R&R - 78

PGM operations RUSTENBURG continued

HISTORY AND OPERATIONAL STATISTICS
•In 1925, exploration on the Eastern Limb of the Bushveld Igneous Complex started
•In 1929, the first vertical shaft at Rustenburg section was sunk at what was to become Rustenburg Platinum Mines Ltd
•In 1935, the Waterfall vertical shaft was constructed, while the Central deep shaft and the Siphumelele 3 Shaft were constructed in 1951 and 1953 respectively
•Johannesburg Consolidated Investments (JCI) acquired a controlling interest in Rustenburg Platinum Mines and eventually the principal shareholder of JCI was Anglo American, which acquired a controlling interest in JCI in 1960
•The control ultimately passed on from JCI when Anglo American Platinum came into being in 1995 when JCI was unbundled
•In 2016, Sibanye-Stillwater acquired Rustenburg Platinum Operations from Anglo American Platinum

Operational Statistics	2019	2020	2021
Underground tonnes milled (kt)	6,995	5,404	6,341
Underground yield (g/t)	2.88	2.9	2.96
Surface tonnes milled (kt)	4,384	5,056	5,712
Surface yield (g/t)	0.35	0.35	0.37
Annual 4E PGM production - Underground (koz)	648	504	604
Annual 4E PGM production - surface (koz)	49	58	68
Total Annual 4E PGM production (koz)	698	562	672
Operating cost underground (R/t)	1,289	1,599	1,643
Operating cost surface (R/t)	247	210	195
Total capital expenditure (Rm)	819	743	1,248
AISC (R/oz)	14,429	18,624	18,460
AISC (US$/oz)	998	1,131	1,248
Note: AISC calculated based on produced Oz
R&R - 79

PGM operations continued
KROONDAL

PROPERTY DESCRIPTION
Kroondal is situated in the magisterial district of Rustenburg, approximately 120km northwest of Johannesburg and about 120km west of Pretoria (Tshwane) in the North West province of South Africa.
The Kroondal mine is a 50/50 JV with Anglo American Platinum and is subject to a pool and share agreement (PSA), whereby the Kroondal infrastructure accessed Mineral Reserves on the Anglo American Platinum mining right. The JV is currently managed by Sibanye-Stillwater.
Kroondal consists of five shallow, mechanised operations and an open pit section in the Western Limb of the BIC. The UG2 Reef is exploited from surface using decline systems and mining takes place at depths of between 250m and 550m below surface.
RoM ore is treated via two concentrator processing plants (K1 and K2). The concentrate is sold to RPM, a wholly-owned subsidiary of Anglo American Platinum, under a purchase of Concentrate off-take agreement.
Depth extensions from the Kroondal infrastructure into the Siphumelele (SRPM mining right area) ground as well as boundary optimisation between Kroondal and Bathopele shafts (SRPM mining right area) form part of a new commercial agreement with Anglo American Platinum. In January 2022 the Group announced that it has entered into an agreement with Rustenburg Platinum Mines Limited (RPM) a subsidiary of Anglo American Platinum Limited (AAP), through its subsidiary, Sibanye Rustenburg Platinum Mines Limited (“Rustenburg operation”), to assume full ownership of the low cost, mechanised Kroondal operation.

R&R - 80

PGM operations KROONDAL continued

MINERAL TITLE
Apart from the principal mining right (NW30/5/1/2/2/80MR, 32.1 km2, expiring 28 July 2040), which is being administered by Anglo American Platinum, Kroondal Operations (Pty) Ltd is the holder of a converted mining right under DMRE Ref No NW30/5/1/2/2/104MR, (Kroondal MR), valid from 17 October 2006 to 16 October 2022, in respect of a mining area, totalling approximately 17.0 km2. The Kroondal mining right was registered on 26 April 2007 under Ref No 35/2007 MRC.
The NW30/5/1/2/2/104MR (which houses the Kroondal East shaft infrastructure, plants and TSF’s) and the NW30/5/1/2/2/113MR, 25.0km2 (which houses shafts on care and maintenance, Open Pits and the Marikana TSF) are due for renewal in October 2022. All regulatory requirements are being addressed for these renewals.
The Klipfontein open pit project, is situated on the NW 80 Mining Right, held by Anglo American Platinum’s Rustenburg Platinum Mines Limited (“RPM”). The section 102 application to amend the Mining Work Programme (MWP) to include the open pit mining was submitted by RPM as the holder of the right in October 2020. The open pit Mineral Reserve forms part of the original PSA between Sibanye-Stillwater and Anglo American Platinum (AAP). DMRE approval for the MWP was received in mid-2021 with project execution commencing shortly thereafter.

INFRASTRUCTURE AND EQUIPMENT
The Kroondal operation is a shallow PGM mines with access from surface through numerous decline systems, inclusive of an open pit surface operation; Klipfontein. All facilities are in good condition. All the permanent infrastructure required to access and mine the LoM plan is already established and in use.
Major infrastructure consists of:
•nine decline shafts, of which six are in production - mined on a bord-and-pillar system with mechanised equipment and the rest are on care and maintenance
•two PGM concentrator plants treating the underground and open pit material
•a dense media separation (DMS) plant processing all underground material prior to the concentrator
•workshops, office blocks, and equipment stores
•water treatment plants
The mining complex has been in operation since early 2000 and the age and modernization of these assets vary.
The equipment used for mining consists of various suites of mechanised drilling, loading and hauling equipment underground. The ore is hoisted to the surface via conveyor belt systems and trammed to the concentrators by rail and truck.
All the concentrate from Kroondal is treated through a PoC agreement with AAP.
The equipment at all operations, including the plants, are subject to a detailed planned maintenance programs; and SIB capital provisions are made on an annual basis to cater for both repairs and replacements as needed.
The property, plant and equipment book value (100% basis) for the assets of Kroondal, as at 31 December 2021 was R1.2bn.

HOISTING AND PRODUCTION CAPACITIES
Operating shaft	Operating hoisting	5-year planned
	capacity (ktpm)	production (ktpm)
Kwezi	150	145
K6	140	125
Kopaneng	186	144
Simunye	160	141
Bambanani	130	120
Planned production is five-year hoisted average from 2022 onwards.

MINING METHOD
•Underground operations: Bord-and-pillar
•Klipfontein open pit operation: Roll-over, truck and shovel

LIFE OF MINE
•It is estimated that the current Mineral Reserves will sustain the individual operations for periods varying between 2022 (Simunye), 2025 (Klipfontein), 2026 (Kwezi), 2027 (K6), 2028 (Kopaneng) and 2037 (Bambanani). Ongoing optimisation work in the boundary areas between Kroondal and SRPM could lead to further improvements on selected shafts

R&R - 81

PGM operations KROONDAL continued

MINERAL PROCESSING AND CAPACITY
Plant name	Design capacity (ktpm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
K1 concentrator	290	290	82	UG2
K2 concentrator (missing data?)300	300	300	79.5	UG2
•Ore from Kwezi, Bambanani and K6 shaft, including the open pit, is processed at the K2 plant
•Ore from K6, Kopaneng and Simunye shaft is processed at the K1 plant

TAILINGS DISPOSAL AND CAPACITY
Tailings deposition is managed across the Tailings Storage Facilities detailed below:
•K1 TSF – Fed from K1 plant at 28ktpm (life of TSF until 2026 at current deposition rate)
•K150 TSF – Fed from K1 plant at 86ktpm (life of TSF until 2029 at current deposition rate)
•K2 TSF – Fed from K1 (80%) and K2 (20%) plants at 86ktpm (life of TSF until 2028 at current deposition rate)
•Marikana TSF – Fed from K2 plant at 200ktpm (life of TSF until 2031 at current deposition rate)
The Kroondal TSF’s have a remaining capacity of 15.8Mt. The LoM requires 20.8Mt TSF capacity, resulting in a shortfall of 5.0Mt. Studies have been concluded that consider deposition in redundant, worked-out opencast pits, that mitigate the need to continue depositing on surface TSFs from 2025. This is currently undergoing the necessary permitting.
All delivered ore from underground goes through a dense media separation plant that removes ±35% of total volume delivered, which is principally waste material (pyroxenite). This process enhances the feed grade of the ore received by the concentrators and also assists in minimising the tailings depositional requirements.

KEY DEVELOPMENTS AND BROWNFIELD PROJECTS
Project opportunities are limited. The Kroondal West Shallows (UG2) project will be assessed during 2022 and 2023. This project is targeting smaller blocks of ground closer to the sub-outcrop of the UG2 reef horizon which has the potential to enhance the LoM of Kroondal West. The Kroondal MK5 (UG2) study has been undertaken during 2021 and will be finalised during 2022. This project is situated towards the eastern boundary of Kroondal and up dip to Bambanani shaft, and targets an area with complex geological structures.

Classified 4E PGM Mineral Resources estimate at 31 December 2021

Mineral Resources Inclusive of Mineral Reserves
				31 December 2021			31 December 2020
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Kroondal				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Kroondal	Underground	Measured	26.8	3.3	2.8	29.7	3.3	3.1
			Indicated	4.8	3.8	0.6	4.7	3.8	0.6
			Measured + Indicated	31.6	3.4	3.4	34.5	3.4	3.7
			Inferred	2.5	2.9	0.2	2.5	2.9	0.2
	Klipfontein	Open Pit	Measured	1.0	4.3	0.1	1.0	3.7	0.1
		Surface	Indicated	—	—	—	0.3	3.6	0.03
			Measured + Indicated	1.0	4.3	0.1	1.3	3.7	0.2
			Inferred	—	—	—	—	—	—
Total Measured + Indicated				32.5	3.4	3.6	35.8	3.4	3.9
Grand total				35.0	3.4	3.8	38.3	3.3	4.1

R&R - 82

PGM operations KROONDAL continued

Mineral Resources Exclusive of Mineral Reserves
				31 December 2021			31 December 2020
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Kroondal				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Kroondal	Underground	Measured	15.8	3.4	1.7	17.0	3.4	1.9
			Indicated	4.8	3.8	0.6	4.7	3.8	0.6
			Measured + Indicated	20.5	3.5	2.3	21.8	3.5	2.4
			Inferred	2.5	2.9	0.2	2.5	2.9	0.2
Total Measured + Indicated				20.5	3.5	2.3	21.8	3.5	2.4
Grand total				23.0	3.4	2.5	24.2	3.4	2.7

Kroondal operation 4E PGM Mineral Resources reconciliation
4E PGM (Moz)
10
8
6
4
2
0
4.1
4.1
8.2
-0.9
7.4
0.3
-0.2
-0.1
7.6
-3.8
3.8
-1.3
2.5
Attributable Oz Dec '20
3rd Party Oz
100% Oz Dec '20
Depletions '21
Reserves Post Depletions
Area Inclusions/Exclusions
Geological interpretation
Estimation methodology
100% Oz Dec '21
Legal Entity Oz
Attributable Oz Dec '21
Discounted for Mineral Reserves
Attributable Mineral Resources Exclusive of Minera Reserves

Notes:
The -8% change year-on-year to the stated Mineral Resources (Inclusive of Mineral Reserves) is attributed to:
–-0.9Moz in depletions
–0.3Moz in area inclusions
–-0.2Moz decrease due to changes in geological losses and interpretation
–-0.1Moz due to the addition of new data and subsequent change to the Mineral Resource models
On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is -6.9%.
R&R - 83

PGM operations KROONDAL continued
Grade control and ore definition drilling summary

	Planned 2022		Actual 2021		Actual 2020
	Drilled	Expenditure	Drilled	Expenditure	Drilled	Expenditure
OPERATIONS - KROONDAL	(m)	(Rm)	(m)	(Rm)	(m)	(Rm)
Kroondal[1]	21,869	27.23	7,308	5.89	5,983	4.55
Total	21,869	27.23	7,308	5.89	5,983	4.55
1 Includes surface drilling
Annual development results

	Financial year total
Category	Unit	2021	2020
Primary waste development (vent shafts)	m	7,427	1,336

Primary reef development (declines and supporting excavations)	m	1,083	7,028
Total	m	8,511	8,364
Modifying factors (underground) in converting Mineral Resources to Mineral Reserves

Parameter	Unit	2021	2020
Off-reef	%	7.6	6
Dilution	cm	8.8	18.9
Ave. Stoping width	cm	220.8	223
Scalping	%	3.4	3
Mine call factor	%	95	95
Classified 4E PGM Mineral Reserve estimate at 31 December 2021

Mineral Reserves
				31 December 2021			31 December 2020
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Kroondal				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Proved	9.6	2.5	0.8	12.0	2.6	1.0
			Probable	—	—	—	—	—	—
			Proved + Probable	9.6	2.5	0.8	12.0	2.6	1.0
		Open Pit Surface	Proved	0.8	3.3	0.1	0.8	3.3	0.1
			Probable	—	—	—	—	—	—
			Proved + Probable	0.8	3.3	0.1	0.8	3.3	0.1
Grand total Proved + Probable				10.4	2.6	0.9	12.9	2.6	1.1

R&R - 84

PGM operations KROONDAL continued

Kroondal operation 4E PGM Mineral Reserves reconciliation
4E PGM (Moz)
3
2
1
0
1.1
1.1
2.2
-0.6
1.6
0.1
0.002
0.03
0.003
1.7
-0.9
0.9
Attributable Oz Dec '20
3rd Party Oz
100% Oz Dec '20
Depletions '21
Reserves Post Depletions
Economic Valuation
Geological Changes
Boundary Changes
Technical Factors
100% Oz Dec '21
Legal Entity Oz
Attributable Oz Dec '21

Notes:
The -19.7% change year-on-year in the stated Mineral Reserves is attributed to:
–-0.6Moz in depletions
–+0.1Moz due to LoM gains associated with tail end optimisation

HISTORY AND OPERATIONAL STATISTICS
•In 1996, a PFS on the Kroondal platinum project, in which Aquarius had a 45% stake, was completed
•Mine development began in 1998 and an initial off-take agreement was signed with Implats that continued until 2008
•Mining via two decline shafts began in March 1999
•In 2000, Aquarius increased its stake in Kroondal to 100%
•Between 2001 and 2003, Aquarius entered into JV (50:50) agreements with Rustenburg Platinum Mines, a subsidiary of Anglo American platinum, to extract mineral reserves located on adjacent Anglo American platinum mining rights. This included the construction of a second concentrator plant and enabled doubling of production. This agreement included a PoC off-take agreement with Anglo American Platinum
•By 2005, the second concentrator plant was commissioned and by 2011, five decline shafts were in production
•In 2013, the extent of the Mineral Resource included in the PSA was extended, prolonging Kroondal’s LoM
•Sibanye-Stillwater acquired a 50% stake in Kroondal in 2016, via the acquisition of Aquarius platinum in 2016
•In 2021 agreements with Anglo American Platinum were concluded allowing Kroondal to mine into the Rustenburg (SRPM) mining right. During 2022, the Group reached an agreement with Anglo American Platinum to take full ownership of Kroondal

R&R - 85

PGM operations KROONDAL continued

Operational Statistics	2019	2020	2021
Underground tonnes milled (kt)	4,060	2,997	3,525
Underground yield (g/t)	2.03	2.04	2
Surface tonnes milled (kt)	0	0	0
Surface yield (g/t)	N/A	N/A	N/A
Annual 4E PGM production - Underground (koz)	265	197	227
Annual 4E PGM production - surface (koz)	N/A	N/A	N/A
Total Annual 4E PGM production (koz)	265	197	227
Operating cost underground (R/t)	709	883	896
Operating cost surface (R/t)	N/A	N/A	N/A
Total capital expenditure (Rm)	213	188	268
AISC (R/oz)	10,771	13,512	12,943
AISC (US$/oz)	745	821	875
Note: AISC calculated based on produced Oz
R&R - 86

PGM operations continued
MIMOSA

PROPERTY DESCRIPTION
Mimosa is a shallow, mechanised PGM and base metal mining operation located in the Wedza sub-chamber of the Great Dyke of Zimbabwe, some 32km west of Zvishavane, a major mining centre situated 340km southwest of Harare, the capital city of Zimbabwe.
Mimosa Mining Company is jointly owned by Impala Platinum and Sibanye-Stillwater in terms of a 50:50 JV shareholding. Aquarius Platinum was acquired by Sibanye-Stillwater on 12 April 2016.
The Mimosa mine has four mineralised areas separated by major faults and erosional surfaces namely: North Hill, South Hill, Far South Hill and the Mtshingwe Block. Mimosa is an underground operation on the South Hill ore deposit, consisting of two shafts, namely the Blore Shaft and the Wedza Shaft. The Wedza Shaft, on the northern part of South Hill, has been extensively mined. At Mimosa, focus is being given to developing the Mtshingwe Shaft and further evaluating the Mtshingwe Block. There are two mineralised horizons at Mimosa, of which only the MSZ is economical and being mined.

R&R - 87

PGM operations MIMOSA continued

MINERAL TITLE
The Mimosa mining right is covered by a mining lease covering an area of 65.94km2. The mining lease, Lease No 24, was granted to Mimosa Mining Company on 5 September 1996. The lease was registered for nickel, copper, cobalt, gold, silica, chromite and PGMs, and Mimosa Mines (Pvt) Ltd currently holds the mining right to that lease. The lease agreement gives Mimosa Mining Company exclusive mining rights for PGMs and base metals within the vertical limits of its boundary. As per Zimbabwean law, the mining right does not expire under the provisor that annual renewal fees are up to date.
In addition to Lease No 24, Mimosa holds the following claims ; Fifty (50) KV Platinum Claims (4.84km2) - (Acquired recently from Anglo American and now referred to as the Wedza West), Thirty-seven (37) SR Platinum Claims (3.70km2) - (Acquired recently from Anglo American), Seven (7) Chrome Claims (1.75km2) - (Acquired recently from Anglo American) and a 0.30km2 block pegged in 2020 over the Mtshingwe Fault block.

INFRASTRUCTURE AND EQUIPMENT
Mimosa is an established mining operation, with all the facilities and equipment to mine and produce precious and base metals concentrate. All facilities are in good condition. All the permanent infrastructure required to access and mine the LoM plan is already established and in use.
There are two decline shafts, and a small vertical shaft at 26 Level South which is equipped for hoisting people to surface in case of an emergency. Underground infrastructure includes an ore bunker, main and satellite workshops, pump stations, strike and dip conveyors as well as the main conveyor in Blore shaft. A fleet of trackless mining machinery (TMM) to enable the mechanised bord-and-pillar operation.
The fleet of TMM equipment is serviced and repaired in the main underground workshop, which is adequately equipped for the purpose. Minor services and inspections are done in the satellite workshops in the various sections of the mine. Major overhauls and repairs are conducted in the surface workshop, which is appropriately equipped for that purpose. Planned Maintenance is conducted and the machinery is well maintained.
Surface Infrastructure includes an ore stockpile, concentrator plant, garage, workshops, dirty water settling ponds, service and potable water storage tanks, a clinic and housing for selected essential staff.
The mine runs a fleet of busses that are critical in the transport of employees, most of whom live in Zvishavane, 32 km from the mine.
The concentrator treats about 2.8 Mtpa, which is its full capacity. The concentrator receives ore from the mining stockpile and has ample redundancy in its crushing and milling sections. Regular inspections, which include NDT and oil sampling, are conducted on all critical equipment and structures, such as crushers, mill drives and shells, concentrate thickener and support steelwork. The floatation section is vulnerable to rust and corrosion due to the presence of corrosive chemicals. There are sections of structural steelwork that require some attention within the next 2 or 3 years. The Plant has made plans for the availability of sustaining capital to affect the necessary repairs.
The property, plant and equipment book value (100%) for the assets of Mimosa, as at 31 December 2021 was USD0.364bn.

HOISTING AND PRODUCTION CAPACITIES
Operating shaft	Operating hoisting capacity (ktpm)	5-year planned production (ktpm)
Blore Shaft	270	250
Planned production is five-year hoisted average from 2022 onwards.

MINING METHOD
Mechanised bord-and-pillar

LIFE OF MINE
It is estimated that the current South Hill Mineral Reserves will sustain the operations until 2034, with the new North Hill study area having the potential to extend this by a further eight years.
R&R - 88

PGM operations MIMOSA continued

MINERAL PROCESSING AND CAPACITY
Plant name	Design capacity (ktpm)	Current operational capacity (ktpm)	Average recovery factor (%)	Material treated
Mimosa Concentrator	185	230	77.8	UG MSZ
Concentrates are transported by road to South Africa for smelting and refining at the Impala Platinum facilities

TAILINGS DISPOSAL AND CAPACITY
Tailings deposition is managed across the Tailings Storage Facilities detailed below:
•Mimosa TSF3 – Fed from Mimosa plant at 229ktpm (life of TSF until 2024 at current deposition rate)
•Mimosa TSF4 – currently under construction (life of TSF until 2044 at 233ktpm deposition rate)
The Mimosa TSF3 has a remaining capacity of 6.9Mt. The LoM requires 31.7Mt TSF capacity, resulting in a shortfall of 24.8Mt. This is mitigated through the elevating of penstocks to run TSF3 until decommissioning once TSF4 construction is complete. TSF4 will provide additional capacity of 55.0Mt, a surplus capacity of 31Mt.

KEY DEVELOPMENTS AND BROWNFIELD PROJECTS
The North Hill Bankable Feasibility Study has been completed and presented to the JV Board Technical Committee. The area is being considered as a life extension for Mimosa due to inherent mining risks at the South Hill from 2029 onwards. It targets an area with 6.65Moz 4E Mineral Resources, and will extend the LoM at current rates (+230kOz per year) to ~2044. Approvals from the respective Shareholder Investment Committees ahead of Board approval for funding and project implementation is expected during 2022.
Surface exploration is being carried out to upgrade an additional portion of the Mtshingwe Shaft mining block to a Measured Resource. In addition, Infill drilling was carried out in the recently acquired Wedza West claims on the western part of South Hill from AAP.

Classified 4E PGM Mineral Resources estimate at 31 December 2021

Mineral Resources Inclusive of Mineral Reserves
				31 December 2021			31 December 2020
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Mimosa				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Measured	31.0	3.5	3.5	25.4	3.6	3.0
			Indicated	17.7	3.5	2.0	15.1	3.6	1.7
			Measured + Indicated	48.7	3.5	5.5	40.5	3.6	4.7
			Inferred	17.2	3.4	1.9	13.4	3.5	1.5
Total Measured + Indicated				48.7	3.5	5.5	40.5	3.6	4.7
Grand total				65.9	3.5	7.4	53.9	3.6	6.2

Mineral Resources Exclusive of Mineral Reserves
				31 December 2021			31 December 2020
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Mimosa				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Measured	16.0	3.4	1.8	11.7	3.5	1.3
			Indicated	8.4	3.5	1.0	9.7	3.6	1.1
			Measured + Indicated	24.4	3.5	2.7	21.4	3.6	2.4
			Inferred	17.2	3.4	1.9	13.4	3.5	1.5
Total Measured + Indicated				24.4	3.5	2.7	21.4	3.6	2.4
Grand total				41.6	3.4	4.6	34.7	3.5	4.0
Note: Mining is non-selective on a regional scale, and cut off grades have not been applied, but mineralised cuts are optimised for economic metal extraction
R&R - 89

PGM operations MIMOSA continued

Mimosa operation 4E PGM Mineral Resources reconciliation
4E PGM (Moz)
16
12
8
4
0
6.2
6.2
12.4
-0.4
12.0
1.9
0.4
0.4
14.7
-7.4
7.4
-2.8
4.6
Attributable Oz Dec '20
3rd Party Oz
100% Oz Dec '20
Depletions '21
Reserves Post Depletions
Area Inclusions/Exclusions
Geological interpretation
Estimation methodology
100% Oz Dec '21
Legal Entity Oz
Attributable Oz Dec '21
Discounted for Mineral Reserves
Attributable Mineral Resources Exclusive of Minera Reserves

Notes:
The +18.4% change year-on-year to the stated Mineral Resources (Inclusive of Mineral Reserves) is attributed to:
–-0.4Moz in depletions
–1.9Moz in area inclusions
–0.4Moz increase due to changes in geological losses and interpretation
–0.4Moz due to the addition of new data and subsequent change to the Mineral Resource models
On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is +13%.
Grade control and ore definition drilling summary

	Planned 2022		Actual 2021		Actual 2020
	Drilled	Expenditure	Drilled	Expenditure	Drilled	Expenditure
OPERATIONS - MIMOSA	(m)	(Rm)	(m)	(Rm)	(m)	(Rm)
Mimosa[1]	4131	12.865	3520	6.975	4285	9.145
Total	4131	12.865	3520	6.975	4285	9.145
1 Includes surface drilling
Annual development results

	Financial year total
Category	Unit	2021	2020
Primary waste development (vent shafts)	m	573	453

Primary reef development (declines, strikes and supporting excavations)	m	6,951	4,868
Total	m	7,524	5,321

R&R - 90

PGM operations MIMOSA continued

Modifying factors in converting Mineral Resources to Mineral Reserves

Parameter	Unit	2021	2020
Off-reef (inclusive of dilution)%		6	6
Ave. Stoping width	cm	215	215
Mine call factor	%	91.4	93
Classified 4E PGM Mineral Reserves estimate at 31 December 2021

Mineral Reserves
				31 December 2021			31 December 2020
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Mimosa				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Proved	8.2	3.6	0.9	8.5	3.5	1.0
			Probable	7.7	3.5	0.9	4.6	3.3	0.5
Grand total Proved + Probable				15.8	3.5	1.8	13.1	3.4	1.5
Notes: Based on a commodity price (USD/oz) assumption of Platinum 1,087; Palladium 1,194; Rhodium 8,624; Ruthenium 294 and an exchange rate R/US$ of 14.51

Mimosa operation 4E PGM Mineral Reserves reconciliation
4E PGM (Moz)
0
1
2
3
4
1.5
1.5
2.9
-0.3
2.6
0.05
0.3
0.6
3.6
-1.8
1.8
Attributable Oz Dec '20
3rd Party Oz
100% Oz Dec '20
Depletions '21
Reserves Post Depletions
Evaluation
Geological Changes
Boundary Changes
100% Oz Dec '21
Legal Entity Oz
Attributable Oz Dec '21

Notes:
The +23.4% change year-on-year in the stated Mineral Reserves is attributed to:
–-0.3Moz in depletions
–+0.3Moz increase due to geological changes and technical factors
–+0.6Moz due to land addition at Wedza West

R&R - 91

PGM operations MIMOSA continued

Mineral Reserves classification map for Mimosa

R&R - 92

PGM operations MIMOSA continued

HISTORY AND OPERATIONAL STATISTICS
•Mining operations at the Mimosa platinum mine started in 1926
•Two vertical shafts were sunk with trial mining starting in 1966
•The operations were suspended in 1971
•Blore Shaft was established in 1975
•The mining operations were again suspended in 1978
•Mimosa was acquired by Zimasco from Union Carbide in 1993. Zimasco managed to stabilise the operation and increased production to 1,000 tonnes per day by 1998
•Implats acquired a 35% stake in Mimosa in 2001, which was increased to 50% in 2002
•Aquarius acquired a 50% stake in Mimosa during the same year
•In 2016, Sibanye-Stillwater acquired Aquarius and became a 50% partner in the JV

Operational Statistics	2019	2020	2021
Underground tonnes milled (kt)	1,357	1,414	1,422
Underground yield (g/t)	2.69	2.7	2.61
Surface tonnes milled (kt)	0	0	0
Surface yield (g/t)	N/A	N/A	N/A
Annual 4E PGM production - Underground (koz)	118	123	119
Annual 4E PGM production - surface (koz)	N/A	N/A	N/A
Total Annual 4E PGM production (koz)	118	123	119
Operating cost underground (R/t)	985	1,146	1,122
Operating cost surface (R/t)	N/A	N/A	N/A
Total capital expenditure (Rm)	343	414	499
AISC (R/oz)	12,058	14,380	14,549
AISC (US$/oz)	834	874	984
Note: AISC calculated based on produced Oz
R&R - 93

PGM exploration
The southern Africa PGM operations are supported by a pipeline of three exploration stage properties . These projects present significant optionality to sustain and/or enhance the current production profile.
AKANANI
R&R - 94

PGM exploration AKANANI continued

PROPERTY DESCRIPTION
Akanani is an exploration project located on the Northern Limb of the BIC, in the Limpopo province of South Africa, 30km northeast of the town of Mokopane. The project was acquired by Sibanye-Stillwater in 2019 as part of the Lonmin transaction.
Extensive exploration drilling has been conducted on the property, confirming significant Mineral Resources which offers the potential for a long-life, low-cost operation. The wide orebody (>20m thick for P2 Unit) would enable a mechanised, long-hole, open-stope mining operation.

MINERAL TITLE
Akanani Mining (Propriety) Limited (“Akanani”) is the holder of a new order (converted) prospecting right MPT No. 249/2006 for Platinum Group Metals, Gold, Silver, Nickel, Copper and Cobalt on the Farms Moordkopje and Zwartfonteinwhich covering 40,95km2. The right was registered in the Mining Titles Registration Office on 28 June 2006, which, following renewals, ultimately expired on 3 April 2021. An application for conversion to a mining right was submitted in March 2021, and the Draft EIA is currently being assessed by the DMR.

GEOLOGY AND MINERALISATION CHARACTERISTICS
The Mineral Resource is contained within the Platreef Pyroxenite unit that is considered to represent the Upper Critical Zone in this area and starts at approximately 750m below surface. The Platreef Pyroxenite, which can be hundreds of metres thick, contains zones of PGM mineralisation that are associated with various lithological subdivisions.
The higher grade mineralisation is generally well constrained within a geological unit towards the top of the Platreef known as the P2 Unit that has an average thickness of approximately 20m. Mineralisation in the P1 Unit occurs over a wider interval (30m) and appears to be less continuous than that of the P2 Unit. The P1 Unit is generally of lower grade than the P2 Unit.
Potholes and IRUP intrusions, such as those that occur on the Merensky and UG2 Reefs, have not been recognised on the Platreef at the Akanani project. Losses in the Mineral Resource area are anticipated to occur as a result of dykes and veins, faults and localised alteration, particularly calc-silicate alteration. Such alteration is rare in the P2 Unit and more common in the P1 Unit. Major discontinuities, such as faults and dykes, have been identified throughout the deposit, via the interpretation of magnetic survey and diamond drilling information.
A unique feature of the Platreef mineralisation, is the ratio of platinum:palladium, which is close to 1:1, as well as the high concentration in base metal by-products, with nickel and copper grading 0.24% and 0.13% respectively, making for a very attractive and diversified metal mix.
Cross section and plan view of mine design
Source: Sound Mining (2017)

R&R - 95

PGM exploration AKANANI continued

KEY DEVELOPMENTS AND INTENT
The key focus on the project for 2022 remains on advancing the Mining Right application, which is currently under consideration by the DMRE. The necessary exploration activities to support the initial 20 years of mining has been concluded, and subject to the granting of the Mining Right, Akanani will become a strategic investment and development option to the Group.

Classified 4E PGM Mineral Resources estimate at 31 December 2021

Mineral Resources Inclusive of Mineral Reserves
				31 December 2021			31 December 2020
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Akanani				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Exploration		Underground	Measured	—	—	—	—	—	—
			Indicated	164.5	4.2	22.0	191.1	4.2	25.6
			Measured + Indicated	164.5	4.2	22.0	191.1	4.2	25.6
			Inferred	87.9	3.4	9.6	102.1	3.4	11.2
Total Measured + Indicated				164.5	4.2	22.0	191.1	4.2	25.6
Grand total				252.4	3.9	31.6	293.3	3.9	36.8
Notes:
•Reflects Sibanye-Stillwater’s 80.13% effective interest
•The -14.1% change year-on-year in the stated Mineral Resource is due to the revised basis for calculating attributable interest
•The Mineral Resource estimates were completed for both the P2 and P1 Units at Akanani using 3D modelling techniques and ordinary kriging
•A percentage of the area has been removed as an allowance to cater for anticipated geological losses. Geological losses include those from dykes and veins, fault loss and localised alteration. 10% geological losses were applied to the P2 model. 20% geological losses were applied to the P1 model in order to account for the greater occurrences of calc-silicate in this unit
•Geostatistical estimation criteria were used to guide the definition of the P2 and P1 Indicated Mineral Resource area. These were typically declared where drill hole spacing is less than 200m and within the variogram range, depending on knowledge of the orebody continuity in individual areas
•Inferred Mineral Resources were extrapolated at a maximum of 465m in the reef plane outside the drill hole grid to a maximum depth below surface of 2,000m, depending on knowledge of the reef continuity in individual areas
•The Mineral Resources in the project occur from approximately 800m below surface and are shallower than 2,000m below surface. The average thickness of the P2 Unit Mineral Resource is approximately 20m. The thickness of the P1 Unit mineralisation declared as Mineral Resource is variable due to its irregular shape but is typically in the order of 30m thick on average
•Mineral Resources were estimated within a mineralised envelope. The P2 Unit hanging wall was defined by a lithological boundary and the foot wall normally forms the P1 hanging wall. There being no distinct change in lithology, the foot wall of the P1 mineralisation was defined by a 2g/t 3PGE+Au assay cut-off using indicator kriging
R&R - 96

PGM exploration continued
LIMPOPO

29°24' E
29°28' E
29°33' E
24°19' S
24°24' S
R518
R579
Makweng Village
Maphelo Village
Mamaolo Village
Mmakotse Village
Motantanyana Village
BAOBAB MINING AREA
ML3/2000
Baobab
Makurung Village
Leswaneng Village
DOORNVLEI PROJECT AREA
ML 8/2003
DWAALKOP JOINT VENTURE
352/2006PR
Madika Village
VOORSPOED PROJECT AREA
171/2007PR (PP60/2003)
Maralaleng Village
Thamagane Village
Morotse Village
TN
0
2,5
5km
Mining Right (Baobab)
Mining Right (Dwaalkop, Doornvlei)
Prospecting Right (Voorspoed)
Mined out
UG2 - Mineral Resources Classification
Measured
Indicated
Inferred
TSF
Shaft (Producing)
Drillholes
Concentrator
Village
UG2 Outcrop
National roads (R)

PROPERTY DESCRIPTION
The Limpopo project is located on the northern sector of the Eastern Limb of the BIC in the Limpopo province, approximately 50km south of the city of Polokwane.
The project area consists of three mineral titles areas, Voorspoed (Including the Baobab mining right and the Voorspoed prospecting area), and the Dwaalkop and Doornvlei mining right areas, centred around the care and maintenance Baobab mining property.
The Baobab property has the full surface and underground infrastructure to support the designed mining rate of 90ktpm. It has a vertical shaft to a depth of 450m. There is a 90,000tpm concentrator on the property. Concentrate has been historically processed at Sibanye-Stillwater’s (formerly Lonmin’s) smelting and refining operations. The Limpopo Baobab property was a producing operation that reached a maximum extraction rate of 75,000tpm, before being placed on care and maintenance in early 2009. The mining methods applied when the operation started were conventional down-dip stoping, conventional apparent dip raise, long-hole stoping and mechanised, long-hole stoping. The concentrator plant is currently being leased to Anglo American Platinum. There are no mining development activities on the balance of the properties as yet.
The Dwaalkop Project is a 50:50 JV with Northam Platinum (via Mvelaphanda Resources).

MINERAL TITLE
Voorspoed is owned by Western Platinum Limited and holds a new order mining right (LP30/5/1/2/2/77MR), covering 60.24km2 and expiring on 25 February 2044.
The Dwaalkop Mineral Resource block, directly to the east of Voorspoed, has been granted a Mining Right (LP30/5/1/2/2/99MR) by the DMRE during 2021, which is currently awaiting execution.
Doornvlei is held by WPL and holds a new order mining right (LP30/5/1/2/2/140MR) expiring on 25 February 2044.

R&R - 97

PGM exploration LIMPOPO continued

GEOLOGY AND MINERALISATION CHARACTERISTICS
Mineralisation occurs in two parallel ore zones, the UG2 and Merensky Reefs. The two reefs are approximately 130m apart and are part of the northern portion of the Eastern Limb of the BIC. The average width of the UG2 Reef for each property varies between approximately 1.90m and 3.05m, and the average width of the Merensky Reef for each property varies between approximately 0.90m and 2.25m.
The reef dip is relatively steep in this area, with the dip in the Baobab and Dwaalkop-Doornvlei blocks being approximately 60° to the south. The Mineral Resources occur over a strike length of approximately 15km and are dislocated by several large faults, which form the lateral boundaries of the delineated Mineral Resource blocks namely Baobab and Baobab East, Dwaalkop and Doornvlei. The UG2 Reef Mineral Resources in the northern sector of the Eastern Limb differ from other areas in the BIC in that the concentrations of both copper and nickel are relatively high, visible sulphide mineralisation being a feature of this UG2 ore type. These base metals form an important by-product of PGM mining.
Merensky and UG2 Reef profiles at the Limpopo project.

KEY DEVELOPMENTS AND INTENT
Due to the steep dip of the UG2 and Merensky Reefs, the project remains an attractive mechanisation option, which fits well with Sibanye-Stillwater’s strategic goals. Development of the project remains subject to group capital expenditure ranking, and no Mineral Reserves have been declared on these assets. No exploration work was conducted on the Limpopo properties in the 2021 financial year, but following a thorough external review of the historic Mineral Resource estimate to determine its validity and currency, an adjustment has been made to the estimate to reflect current views on classification and continuity.

Vertical profile of the Baobab shaft, showing the steep ore-body dip	Conceptual, mechanised mining lay-out at the down dip extension to the ore-body at the Baobab shaft

R&R - 98

PGM exploration LIMPOPO continued

Classified 4E PGM Mineral Resources estimate as at 31 December 2021

Mineral Resources Inclusive of Mineral Reserves
				31 December 2021			31 December 2020
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Limpopo				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Exploration	Baobab	Underground	Measured	1.8	4.2	0.2	2.1	4.2	0.3
			Indicated	16.9	4.0	2.2	20.0	4.0	2.6
			Measured + Indicated	18.7	4.0	2.4	22.1	4.0	2.8
			Inferred	33.1	3.9	4.1	39.1	3.9	4.9
	Doornvlei	Underground	Measured	—	—	—	—	—	—
			Indicated	29.2	4.8	4.5	36.5	4.4	5.2
			Measured + Indicated	29.2	4.8	4.5	36.5	4.4	5.2
			Inferred	18.3	4.8	2.8	33.3	4.6	4.9
	Dwaalkop	Underground	Measured	—	—	—	—	—	—
			Indicated	27.5	4.0	3.6	38.7	3.6	4.5
			Measured + Indicated	27.5	4.0	3.6	38.7	3.6	4.5
			Inferred	16.4	4.2	2.2	29.9	3.7	3.6
Total Measured + Indicated				75.4	4.3	10.5	97.3	4.0	12.5
Grand total				143.2	4.3	19.6	199.5	4.0	25.9
Notes:
•Based on an effective attributable interest of 80.64% in Baobab and Doornvlei, and 40.32% in Dwaalkop
•The grades and/or metal accumulations, density and thicknesses of the individual reef layers are estimated into block models using ordinary kriging. The Mineral Resource cut is then selected from the individual reef layers, and therefore may include some diluting material
•Mineral Resource estimates are based on a practical mining cut of not less than 90cm
•Confidence in the geological model, reef continuity, drilling density and geostatistical analysis is used to classify the Mineral Resources. Typically, the Measured Resource estimates are declared in, and immediately adjacent to, areas where the reef has been exposed by underground development and has been sampled. Indicated and Inferred Resource estimates are predominantly informed by surface diamond drill holes. Indicated Resources at Limpopo are typically declared in areas where drill spacing is less than 600m
•The Mineral Resources at Dwaalkop and Doornvlei occur from surface to a maximum depth of 800m beyond the last line of surface drill holes. The Baobab Mineral Resources occur to a depth of 1,500m for Merensky Reef and 1,650m for the UG2 Reef. Isolated drill holes have confirmed the presence of the UG2 Reef at greater than 1,500m below surface at Baobab, and in all areas the mineralisation remains open at depth
•The widths of the individual layers that comprise the reef, vary across the property and the reef widths also vary according to the layers incorporated into the reef cut. The average width of the UG2 Reef for each property varies between approximately 1.90m and 3.05m and the average width of the Merensky Reef for each property varies between approximately 0.90 m and 2.25m
•An average of between 18% to 25% geological loss has been applied to the Merensky and UG2 Reef areas. Geological losses are applied to individual areas and vary according to known and anticipated geological conditions. Geological losses include those from dykes, fault loss, potholes and IRUP

R&R - 99

PGM exploration LIMPOPO continued

Limpopo Project 4E PGM Mineral Resources reconciliation
4E PGM (Moz)
0
10
20
30
40
25.9
10.6
36.5
-5.0
31.5
-11.9
19.6
Attributable Oz Dec '20
3rd Party Oz
100% Oz Dec '20
Estimation methodology
100% Oz Dec '21
Legal Entity Oz
Attributable Oz Dec '21

Notes:
The -24.3% change year-on-year to the stated Mineral Resources (Inclusive of Mineral Reserves) is attributed to:
–-5.0Moz due to the revised estimation methodology at Dwaalkop, reducing the Inferred category depth projection to between 1,550m (MR) and 1,750m (UG2)
–-11.9Moz decrease due to the change in attributable reporting methodology
R&R - 100

PGM exploration continued
BLUE RIDGE

PROPERTY DESCRIPTION
This 50:50 JV with Imbani Platinum is situated on the Blaauwbank farm, approximately 30km southeast of Groblersdal on the Eastern Limb of the BIC. It entails a shallow, mechanised PGM mine, with integrated concentrator, targeting the UG2 orebody.
The project was originally owned by Ridge Mining, which developed it in partnership with Imbani Platinum. Ridge Mining started exploration in 2001, completed a feasibility study by the end of 2005, and mine development started in January 2007. Aquarius acquired Ridge Mining in July 2009. The operation was placed on care and maintenance in 2011 on the back of depressed PGM prices, and has remained on care and maintenance ever since. Sibanye-Stillwater owns its 50% stake in the JV following its acquisition of Aquarius in 2016.

MINERAL TITLE
Blue Ridge Platinum (Pty) Ltd is the holder of a converted mining right under DMRE Ref No LP30/5/1/2/2/177 MR (Blue Ridge MR), valid from 21 May 2014 to 20 May 2044, in respect of a mining area totalling approximately 18.89km2.
The DMRE has been notified of the care and maintenance status and ongoing engagements are taking place to ensure compliance with environmental and SLP conditions.

R&R - 101

PGM exploration BLUE RIDGE continued

DEPOSIT TYPE AND MINERALISATION CHARACTERISTICS
The UG2 Reef is targeted, with the thickness of the mineralisation varying from 60cm to 130cm. Mineralisation occurs as A, B and C chromitites locally separated by internal pyroxenites. The average dip of the reef is 18º. The Blue Ridge orebody is preserved in an enclave on the eastern flank of the Dennilton Dome, a positive feature in the floor rocks to the BIC, which outcrops southeast of Groblersdal.
The UG2 Reef at the Blue Ridge Mine shown below depicting the UG2 Reef sub-division.

KEY DEVELOPMENTS AND INTENT
Due to the relatively low grade nature of the ore-body, the complex nature of the shareholding, and the historic project finance agreements, which included substantial external debt holders, significant barriers exist to the restart of this operation.
This mining operation remains under care and maintenance while the Group engages with its partners and stakeholders to find an optimum way to maximise value for all stakeholders. No exploration work has been undertaken at this operation since being placed under care and maintenance in 2011.

Classified 4E PGM Mineral Resources estimate at 31 December 2021

Mineral Resources Inclusive of Mineral Reserves
				31 December 2021			31 December 2020
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Blue Ridge				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Exploration		Underground	Measured	—	—	—	—	—	—
			Indicated	9.2	3.2	1.0	9.2	3.2	1.0
			Measured + Indicated	9.2	3.2	1.0	9.2	3.2	1.0
			Inferred	6.7	3.0	0.6	6.7	3.0	0.6
Total Measured + Indicated				9.2	3.2	1.0	9.2	3.2	1.0
Grand total				15.8	3.2	1.6	15.8	3.2	1.6
Notes:
•Average resource width of 1.38m
•Excluded depletion due to historic mining
•Provision made for losses around known dykes and known faults
•Implicit geological losses of 15% applied
R&R - 102

Southern Africa gold
LOCATION
OVERVIEW
GEOLOGICAL SETTING
Gold occurs in quartz-pebble conglomeritic units (or reefs) in a thick succession of metamorphosed sediments in the Witwatersrand Basin. The basin is geographically located in the central north to northeastern part of South Africa and extends from Johannesburg in the north to some 40km south of Welkom and covers an area of approximately 70,000km2. More than 150 operations have operated in the basin since gold was first discovered in 1886, primarily producing gold. Uranium has been intermittently produced, often as by-product, since the early 1950s.
R&R - 103

Gold overview continued
The reefs, which are generally less than 2m thick, are widely considered to represent extensive alluvial fan deposits with structurally controlled basin edges. The gold is considered to have been syngenetically deposited with the conglomerates. Although the gold generally occurs in native form and is usually associated with pyrite, carbon and uranium, most of it has been subsequently modified and remobilised during secondary hydrothermal alteration. This is the generally accepted model for the origin of gold and uranium mineralisation of the Witwatersrand Basin.
The most fundamental control to the gold distribution remains the association with mature quartz- pebble conglomerates on intra-basinal unconformity surfaces. The reefs typically are laterally continuous, as a consequence of the regional nature of the erosional surfaces. Consequently, the identification and modelling of erosional/sedimentary features are the key to in situ resource estimation.
An artist’s conceptual illustration of how the reefs were formed at the time of the VCR formation

Mondeor Conglomerates
Kimberley Reefs
Main Reefs
Crown Lava
Contorted Band
Orange Grove Quartzite
Greenstone remnant
Kloof Reef
Libanon Reef
Midelvlei Reef
Carbon Leader Reef
VCR Formation
Basement granites

Mineral Resources estimation (Managed operations)
Diamond drillhole and underground chip sample data forms the bulk of the analytical data used in the estimation. The data used in the Mineral Resource estimation is stored in a SQL (Fusion™) database (IRRIS) and becomes available after QA/QC validation processes are completed.
Geological facies and 3D structural modelling are completed, based on data gathered from drill holes, chip sampling and underground mapping. The facies interpretation is considered in the statistical analysis and estimation process. The resulting statistical domains may be further sub-divided or combined to ensure homogeneity of data and are used as hard boundaries in the estimation for the block sizes of 10m by 10m; 25m by 25m and 100m by 100m.
Detailed exploratory data analysis is carried out on data within individual domains. The main interpolation methodology utilised is ordinary kriging for the 10m by 10m, and 25m by 25m blocks. Simple kriging is only used for 100m by 100m blocks.
Mineral Resource tonnages and grades are estimated in situ over an estimated minimum mining width and may include mineralisation below the selected cut-off grade to ensure that the Mineral Resources comprise practical mining blocks of adequate size and continuity.

Mineral Resource estimations are depleted within defined 2D structurally modelled blocks, and dip corrections are applied to reflect true tonnages. The Mineral Resources are reported using a cut-off for cm.g/t (grade x thickness).
Mineral Resource classification is based on the robustness of various data sources available including the confidence in the geological interpretation, variography and other estimation parameters. A Measured Resource classification was based on slope of regression on average greater than 95% in the first range of variograms for the block models of 10m by 10m and 25m by 25m. An Indicated Resource classification was based on the first and/or second search ellipse ranges and the number of samples averaging 19 within the 100m by 100m block models. The areas in the third range of the variograms on the block size of 100m by 100m are classified as Inferred.
Stoping and development is measured monthly to provide an accurate broken ore and gold estimate, which is compared to the gold produced and the tailings grade measured, providing a mine call factor (MCF). Belt sampling is also done continuously to verify underground mined grades.
Quality assurance / quality control (Managed operations)
The Gold operations follow industry best practice in data acquisition, ensuring data reliability, and utilise accredited analytical laboratories, which are frequently audited, both internally and externally. QA/QC procedures are followed on all drilling and sampling programmes (including underground chip sampling). The database system in use at Sibanye-Stillwater is SQL (Fusion™). This has various levels of security and is managed by an onsite database administrator as well as the Fusion service providers.
Analytical QA/QC is maintained and enforced through the submission of blanks, certified reference material and duplicate samples; on average at least one QA/QC sample is inserted in every batch of 100 samples. This approximates to 1% of the total sampling database.
Analysis of the QA/QC samples consists of checks on the certified reference materials’ expected values, and analysis of blank material and pulp duplicate material. An internal procedure to check the deviation from the expected value for the reference materials of samples are accepted within two standard deviations for geology drilling and three standard deviations for underground chip sampling.
Laboratory reporting of underground sampling results is not split into separate gold and silver assays. A combined grade is reported. For chip sampling, a “bullion” factor is then generated by the laboratory and released periodically to the operations to account for the silver content in the analysis.
The laboratory is required to participate in various round robin exercises as part of maintaining their accreditation status. Internal audits of the laboratories are conducted every three months by the Mineral Resource department.
The laboratory currently used by Sibanye-Stillwater Gold operations and its related South African National Accreditation System (SANAS) facility accreditation number is Sibanye-Stillwater Analytical Laboratory, Driefontein Reg No 2002/031431/07, SANAS Facility Accreditation No T0379.

R&R - 104

Gold overview continued
Mineral Reserve estimation (Managed operations)
The calculation of the Mineral Reserves from the Mineral Resource estimate includes the application of cut-off grades to ensure an average mining value that is above the pay limit. The pay limit can be defined as the average value at which an orebody can be mined at break-even based on the planned mining volumes, updated modifying factors and the estimated working cost. Pay limits are calculated per operation or shaft and are re-assessed every cycle. The cut-off grades, which are the absolute minimum mining grades that can be mined in order to maintain a value aligned with the pay limit, are calculated using the latest pay limits per mining area.
Mining area selection is based on the cut-off grades, structural models, pillar requirements together with other practical mining considerations. Plans are developed with an approach that encourages the production team’s input into the process with guidance from all technical departments at multiple points in the planning process. At all times the strategic and management guidelines, issued at the start of the process, are used to direct the mine planning.
The sensitivities of gold Mineral Reserve ounces at all operations are shown in the accompanying chart at -10%, -5%, base (R800,000/kg), +5% and +10%, and are derived from a factored application of the base-case scheduled Mineral Reserves, reflecting the impact of a changing gold price on the prevailing cut-offs.
The Mineral Reserve sensitivities are not based on detailed depletion schedules and should be considered on a relative and indicative basis only.

Gold Mineral Reserves Price Sensitivity
Mineral Reserves (Moz)
20
15
10
5
0
10.6
11.6
13.1
13.9
14.6
2.6
2.3
2.5
2.3
0.1
0.8
2.6
2.5
2.6
2.9
0.1
0.9
2.6
2.6
3.8
3.0
0.1
0.9
2.6
2.7
4.4
3.2
0.1
1.0
2.6
2.8
4.5
3.6
0.1
1.0
-10%
-5%
0%
5%
10%
Gold Price Variation
Beatrix
Cooke
Driefontein
Kloof
Burnstone
DRDGOLD

R&R - 105

Gold operations
KLOOF

27°30'E
27°40'E
Randfontein
Kloof 6 - Venterspost Shaft
Kloof 5 Shaft
COOKE 1,2,3
OPERATION
Kloof 2 Shaft
Kloof 2 Vent Shaft
Westonaria
26°20'S
Kloof 10 - Celemanzi Shaft
R28
Kloof 9 Shaft
Kloof 9 Vent Shaft
Ezulwini
Plant
R501
COOKE 4
OPERATION
Kloof 3 Service Shaft
DRIEFONTEIN
OPERATION
Kloof 3 - Hlalanathi Shaft
Kloof 8 - Masimthembe Shaft
Kloof 3B Service Shaft
N12
Kloof 1 - Main/Thuthukani Shaft
Kloof 1 Plant
GOLD FIELDS LTD
SOUTH DEEP
Kloof 4 - Ikamva Shaft
ANGLOGOLD
ASHANTI
MPONENG
Kloof 7 - Manyano Shaft
Kloof 2 TSF
Kloof 2 Plant
Leeudoorn TSF
Fochville
KLOOF
OPERATION
26°30'S
TN
0
2,5
5km
R500
Kloof Mining Right
Sibanye-Stillwater Mining Right
Section 102 Application
Excluded from Mining Right
Other Mining Company
Freehold Properties
Towns
TSF (Active)
National Roads (N)
Regional Roads (R)
Shaft (Producing)
Shaft (Non-Producing)
Processing Facilities

R&R - 106

Gold operations KLOOF continued

PROPERTY DESCRIPTION
Kloof is an intermediate to ultra-deep level gold mine, situated in the West Wits Line of the Witwatersrand Basin, near the towns of Randfontein and Westonaria, approximately 60km west of Johannesburg, in the Gauteng province of South Africa.
Kloof consists of five producing shafts, namely No.1 Shaft, No. 3 Shaft (in the process of closing), No. 4 Shaft, No. 7 Shaft and No. 8 Shaft. The reef horison is accessed from surface from vertical shafts to 45 Level (currently the lowest working level) at No. 4 Shaft, approximately 3,347m below surface.
Ore is processed at two mineral processing plants. No. 1 Plant is situated near No. 1 Shaft and is used primarily for the treatment of surface material. No. 2 Plant, formerly the Leeudoorn Plant, is situated near No. 7 Shaft and is used to treat the underground material. In addition, selected Kloof surface rock dump material (SRD) is toll treated at the Ezulwini processing plant.

MINERAL TITLE
Kloof is operated under a converted mining right, held in terms of the provisions of the MPRDA under DMRE Ref No GP30/5/1/2/2(66) MR (Kloof MR). The Kloof MR is valid from 30 January 2007 to 29 January 2027, for gold ore and associated minerals, in respect of a mining area totalling 200.87km2.
Based on the current LoM and subject to prevailing economic conditions at the time, Kloof will need to request an extension of the Kloof mining right through a renewal application in terms of the provisions of the MPRDA from 2027.
Kloof held a prospecting right with DMRE Ref. No. GP30/5/1/1/2(10096) PR in respect of a small area (0.24km2) confined within the Kloof mining right boundary. An application was submitted in terms of the provisions of Section 102 of the MPRDA to amend the Kloof mining right to incorporate this area into the Kloof MR. The application is pending.
A Section 102 application for ministerial consent to incorporate surface dumps situated on various farm portions has been granted and is awaiting execution.

MINERALISATION CHARACTERISTICS
The Kloof ore bodies comprise four gold-bearing reefs, namely the Ventersdorp Contact Reef (VCR), the Middelvlei Reef (MVR), the Kloof Reef (KR), and the Libanon Reef (LR). The VCR, located at the top of the Central Rand Group, is the main exploited reef accounting for 70% of ore mining at Kloof, while the KR, MVR, and LR account for 19%, 9% and 2%, respectively.
The average dip of the reefs is 25 to 35 degrees to the south-east and strike is approximately north-east south-west. The reefs are generally less than two metres thick. .
Approximately 1% of the total planned gold production comes from the surface Mineral Resources in the form of SRDs, which is primarily constituted from development waste rock, contaminated with misallocated ore.

INFRASTRUCTURE AND EQUIPMENT
The Kloof operation is a mature, established mine with all the permanent infrastructure required to access and mine the underground ore. In addition, all the surface infrastructure required to process the material and produce doré is in place.
Kloof comprises five producing shaft systems, one shaft for pumping, and one that is on care-and-maintenance and two mineral processing plants. Underground development is extensive, as can be expected of a mature mine of this size. Underground infrastructure include access infrastructure to convey personnel, materials and equipment to and from the working areas and associated services to support mining operations. Horizontal infrastructure includes crosscuts, return airway drives, footwall haulage levels and declines/inclines. Infrastructure required for ore flow and services include ore and waste passes, conveyor belts, battery powered rail conveyances, ore bins, loading stations, water dams, dewatering pump stations, secondary ventilation and workshops. Electrical, compressed air, and water reticulation are also part of the installed underground infrastructure
All equipment required to mine is already in place and being used. SIB provisions are made in the LoM and Technical-Economic Model for all major equipment upgrades, replacements and maintenance to support the LoM. The property, plant and equipment book value (100%) of all the mine’s assets as at 31 December 2021, was R2.8bn.
The infrastructure on these mines is maintained using sophisticated computerised maintenance management systems, critical spares are maintained and shared where necessary. Despite the age of the general infrastructure, all surface and underground infrastructure is reasonably maintained and equipped.
A project to optimise surface and underground infrastructure is in process to reduce fixed overhead costs and capital.

R&R - 107

Gold operations KLOOF continued

HOISTING AND PRODUCTION CAPACITIES
Operating shaft (No)	Operating hoisting capacity (ktpm)	5-year planned production (ktpm)
No. 1 Shaft	115	78
No. 3* Shaft	0	0
No. 4 Shaft	71	63
No. 7** Shaft	23	9
No. 8 Shaft	40	25
*Closed Q1 2022
**3 years' production

MINING METHOD
•Underground: Scattered-conventional breast mining •Surface SRD’s: Load, Haul and Dump (LHD) trucks

LIFE OF MINE
•11 years (until 2032) based on current Mineral Reserves

MINERAL PROCESSING AND CAPACITY
Plant	Design capacity (ktpm)	Operational capacity (ktpm)	Type	Average recovery factor (%)	Material treated
Kloof No.1 Plant	180	165	CIL	82.9	UG waste and SRD
Kloof No.2 Plant	165	165	CIP	97.7	UG ore

TAILINGS DISPOSAL AND CAPACITY
There are two active TSFs, the Leeudoorn TSF and the Kloof No. 2 TSF.
No. 2 TSF has a capacity of 6.3Mt and is fed with SRD tailings coming from the No. 1 Plant totalling 2.2Mt over LoM. There is 4.1Mt of surplus capacity.
The Leeudoorn TSF has a capacity of 38.4Mt and is situated next to the No. 2 Plant which deposits underground tailings on it. The LoM requirements for this TSF are 20.3Mt, resulting in a surplus capacity of 18.1Mt.

ESTIMATION RISKS
There are no deemed material risks to the Mineral Resource Estimation. The key operational risks that could impact the Mineral Reserves are listed below.
•Ageing infrastructure resulting in business interruptions: As the mine was developed in the late 1960s, most of the original infrastructure needs regular replacement and upgrade. All major installations are continuously reviewed and a comprehensive planned maintenance system, and a SIMMS (Sustainable Integrated Mine Management System) is in place
•Seismic risk: Mining at depth and the extraction of high stressed areas can cause fatalities, injuries and damage to working areas. All areas planned to mine are reviewed for suitable mine design and layouts by qualified rock engineers, who conduct rock engineering modelling and support design. A comprehensive seismic monitoring system is in place and the seismic response to production is monitored daily. Designs are audited on an ongoing basis and are monitored for effectiveness
•Power supply interruptions and cost increases: Eskom (the national power supplier) has proven to be unreliable over recent years, causing loss of power supply at certain times and having tariff increases above inflation. The operation has emergency generators available for evacuation if required and conducts load shifting in order to optimise available power supply. New initiatives are continuously implemented to reduce demand and the Group is expanding its portfolio of renewable energy projects
•Failure to deliver on operational plans: The impact of seismicity, unknown geological conditions and business interruptions can all contribute to a gap between planned and achieved production rates. A Mineral Reserve management programme comprising an opening up and equipping plan in addition to normal grid development is in place to ensure mineable and replacement face length is created. Short interval controls are in place to enable the implementation of timeous interventions on productivity, cost and correction of deviations from the plans

R&R - 108

Gold operations KLOOF continued

KEY DEVELOPMENTS AND BROWNFIELD PROJECTS
The Kloof Integration Project aims to optimise and rationalise the infrastructure between No. 3 and No. 4 Shafts, and between No. 1 and No. 3 Shafts, resulting in significant cost savings. Rationalisation of infrastructure between No. 3 and No. 4 Shaft has allowed for the phased closure of No. 3 Sub Vertical Shaft by Q1 2022. The final phase requires the closure of the main barrel in 2023. This phase entails the re-opening of old development between No. 1 and No. 3 Shafts which will allow the mining of the remaining VCR at No. 3 Shaft, as well as significant secondary reef potential on the LR and KR from No. 1 Shaft, well into the latter part of the Kloof LoM.
The Kloof Integration Project also involves the development of inclined access between 41 Level at No. 4 Shaft up to 40 Level at No. 7 Shaft. The development of this phase is complete and equipping is in progress. An additional phase of the same project entails a similar access to link 42 and 43 Levels. This project will allow access via No. 7 Shaft resulting in more face time for crews. The access development for this phase started in 2021.
The Kloof No. 4 Shaft Depth Extension Project, consists of a decline two levels below infrastructure. The decline between 45 and 46 Levels has been developed, and the remaining portion of the decline to 47 Level is in progress. The access ramp is being developed by means of mechanised mining equipment. Once the access has been completed, raisebore drill holes will be drilled and reamed back up to 45 Level for infrastructure and return ventilation purposes. The first raisebore hole will be completed early in 2022.

Classified Gold Mineral Resource estimate at 31 December 2021

Mineral Resources Inclusive of Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Kloof				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Measured	34.5	11.3	12.6	34.3	11.7	12.9
			Indicated	35.7	7.0	8.0	42.7	6.6	9.0
			Measured + Indicated	70.2	9.1	20.6	77.0	8.9	21.9
			Inferred	28.1	11.5	10.4	35.6	9.6	11.0
		SRD Surface	Measured	—	—	—	—	—	—
			Indicated	3.4	0.4	0.0	5.9	0.3	0.1
			Measured + Indicated	3.4	0.4	0.0	5.9	0.3	0.1
			Inferred	0.0	1.2	0.0	—	—	—
Total Measured + Indicated				73.6	8.7	20.6	82.8	8.3	22.0
Grand total				101.8	9.5	31.0	118.5	8.7	33.0

Mineral Resources Exclusive of Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Kloof				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Measured	26.7	11.1	9.5	24.9	11.5	9.2
			Indicated	32.0	6.7	6.9	38.3	6.2	7.6
			Measured + Indicated	58.7	8.7	16.4	63.2	8.3	16.8
			Inferred	28.1	11.5	10.4	35.6	9.6	11.0
Total Measured + Indicated				58.7	8.7	16.4	63.2	8.3	16.8
Grand total				86.8	9.6	26.8	98.8	8.7	27.8
R&R - 109

Gold operations KLOOF continued

Kloof operation gold Mineral Resources reconciliation
40
30
20
10
0
Moz
33.0
-0.4
32.5
-1.7
0.04
0.9
-0.7
31.0
-4.2
26.8
Dec 2020 Mineral Resources Inclusive of Mineral Reserves
Depletion
Post Depletion
Exclusions and Pillars
Geological Interpretation
Estimation Domains/Data
Cut-off
Dec 2021 Mineral Resources Inclusive of Mineral Reserves
Discounted for Mineral Reserves
Dec 2021 Mineral Resources Exclusive of Mineral Reserves

Notes:
The -6% change year-on-year in the stated Mineral Resources (Inclusive of Mineral Reserves) is attributed to:
–-0.4Moz in depletions
–-1.7Moz in exclusion and pillars: shaft scenario updates at No. 4 Shaft (+0.6Moz); exclusion of KR at No. 1 Shaft (-0.4Moz)
–+0.9Moz in estimation domains/data: data review at No. 1 Shaft (-0.84Moz); addition of drilling deflections to the EBA area (+1.1Moz); No. 3 Shaft estimation parameters were updated (+0.6Moz)
–-0.7Moz due to a revised cut-off grade: increase in the cut-off grades for No. 1, No. 3, No. 4 Shaft and No. 7 Shaft (-0.9Moz); cut-off grades were decreased for EBA and No. 8 Shaft (+0.2Moz)
On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is -3.5%.

Kloof Mineral Resources - grade tonnage curve
Tonnes (Mt)
125
100
75
50
25
0
cm.g/t
4,000
3,000
2,000
1,000
0
100
200
300
400
500
600
700
800
900
1,000
1,100
1,200
1,300
1,400
1,500
1,600
1,700
1,800
1,900
2,000
2,100
2,200
2,300
2,400
2,500
Cut-Off Value (cm.g/t)
Tonnes
Value

Note: This grade tonnage curve pertains to the underground portion of the Mineral Resources only
R&R - 110

Gold operations KLOOF continued

Mineral Resources classification maps for Kloof operation per reef

27°33'E
27°36'E
3 - Hlalanathi Shaft
8 - Masimthembe Shaft
1 - Main/Thuthukani Shaft
4 - Ikamva Shaft
7 - Manyano Shaft
26°23'S
26°26'S
0
1
2km
Mining Right (Kloof)
Underground Workings
KR - Mineral Resource Classification
Measured
Indicated
Surface Drillholes
Shaft (Producing)

27°33'E
27°36'E
26°21'S
26°23'S
3 - Hlalanathi Shaft
8 - Masimthembe Shaft
1 - Main/Thuthukani Shaft
4 - Ikamva Shaft
7 - Manyano Shaft
0
1
2km
Mining Right (Kloof)
Underground Workings
MVR - Mineral Resource Classification
Measured
Indicated
Surface Drillholes
Shaft (Producing)

27°33'E
27°36'E
26°21'S
26°23'S
3 - Hlalanathi Shaft
8 - Masimthembe Shaft
1 - Main/Thuthukani Shaft
4 - Ikamva Shaft
7 - Manyano Shaft
0
1
2km
Mining Right (Kloof)
Underground Workings
LR - Mineral Resource Classification
Measured
Indicated
Inferred
Surface Drillholes
Shaft (Producing)

27°32'E
27°36'E
27°40'E
26°23'S
26°28'S
3 - Hlalanathi Shaft
8 - Masimthembe Shaft
1 - Main/Thuthukani Shaft
4 - Ikamva Shaft
7 - Manyano Shaft
0
1
2km
Mining Right (Kloof)
Underground Workings
VCR - Mineral Resource Classification
Measured
Indicated
Inferred
Surface Drillholes
Shaft (Producing)

R&R - 111

Gold operations KLOOF continued

Grade control and ore definition drilling summary

	Planned 2022		2021		2020
OPERATION – KLOOF	Drilled (m)	Expenditure (Rm)	Drilled (m)	Expenditure (Rm)	Drilled (m)	Expenditure (Rm)
Grade control and ore definition	23,751	24.89	14,282	15.96	10,508	13.17
Total	23,751	24.89	14,282	15.96	10,508	13.17
Annual development results

	Financial year total
Category	Unit	2021	2020
Primary waste development (capital, declines, haulages, crosscuts, boxholes, travelling ways)	m	10,546	8,585
Primary reef development (raise, winzes, wide raises)	m	2,819	2,173
Total	m	13,365	10,758
Modifying factors (Underground) in converting Mineral Resources to Mineral Reserves

Parameter	Unit	2021	2020
Average Mined Value (over LoM)	(cm.g/t)	1,589	1,708
Waste Mining Percentage	(%)	3.5	3.8
Mine Call Factor	(%)	85.3	85.8
Plant Recovery Factor	(%)	97.7	98.2
Development to Mill	(%)	13	11.0
Survey Discrepancy	(%)	10.6	10.9
Resource Channel Width	(cm)	119	121
Average Stoping Width	(cm)	171	171
Average Weighted Resource Cut-off	(cm.g/t)	700	660
Mineral Reserves Pay Limit (Year 1)	(cm.g/t)	1,550	1,710
Classified Gold Mineral Reserve estimate at 31 December 2021

Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Kloof				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Proved	12.7	6.2	2.5	11.7	6.9	2.6
			Probable	7.7	4.9	1.2	10.9	5.6	2.0
			Proved + Probable	20.3	5.7	3.8	22.6	6.3	4.6
		SRD Surface	Proved	—	—	—	—	—	—
			Probable	3.4	0.4	0.0	5.9	0.3	0.1
			Proved + Probable	3.4	0.4	0.0	5.9	0.3	0.1
Grand total Proved + Probable				23.8	5.0	3.8	28.5	5.1	4.6

R&R - 112

Gold operations KLOOF continued

Kloof operation gold Mineral Reserves reconciliation

6
5
4
3
2
1
0
Moz
4.6
-0.4
4.3
-0.3
-0.1
-0.04
-0.03
3.8
Dec2020
Depletion
Post depletion
Area Inclusions/Exclusions
Geological Interpretation
Economic Parameters
Modifying Factors
Dec2021

Notes:
The -18% change year-on-year in the stated Mineral Reserves is attributed to:
–-0.4Moz in depletions
–-0.3Moz in area exclusions on the No. 4 Shaft VCR due to tail optimisation
–-0.1Moz in geological interpretation due to changes in the estimation model on the VCR affecting No. 1 and No. 4 Shafts
–-0.04Moz due to change inn economic parameters resulting from the closure of No. 3 Shaft earlier than previously planned and offset by positive pay limit changes to the surface mining
–-0.03Moz decrease due to modifying factors informed by Mine Call Factor changes, primarily at No. 1 and No. 8 Shafts
Mineral Reserves classification map for Kloof operation (all reefs)
R&R - 113

Gold operations KLOOF continued

HISTORY AND OPERATIONAL STATISTICS
•In 1898, exploration drilling by the Pullinger brothers discovered the VCR and MVR at depth in the Far West Rand area (later renamed the West Wits Line)
•By 1934, shaft sinking commenced at Venterspost, and by 1936, at Libanon
•First gold from the West Wits Line Goldfield was poured at Venterspost in 1939
•In 1964, Kloof’s main twin-shaft complex was initiated and the mine was officially opened in 1968
•In 2000, the formation of the Kloof Gold Mine in its present form commenced with the amalgamation of the Venterspost, Libanon, Kloof and Leeudoorn Gold Mines
•In 2012, the conventional South African assets of Gold Fields were unbundled into Sibanye Gold Limited
•The No. 4 Shaft drop-down project feasibility study was completed in 2015
•In 2017, the No. 4 Shaft depth extension project commenced
•An integration project for the optimisation of current infrastructure was approved in 2018. The project aimed to shut down expensive and ageing infrastructure and create alternative access points for the remaining Mineral Reserves
•Production returned to normal levels following a protracted strike, which saw limited production taking place between December 2018 and May 2019. The shaft integration project and the No. 4 Shaft depth extension project continued as planned
•The COVID-19 Pandemic and the associated national lockdown halted all production from April to the middle of May 2020, at which point a gradual build-up in production was initiated with a slow return of employees continuing right into December
•In 2021, the No. 4 Shaft depth extension project development was completed to 46 Level, development continues down to 47 Level. The No. 3 Shaft was placed on care-and-maintenance

Operational Statistics	2019	2020	2021
Underground tonnes milled (kt)	1,489	1,569	1,862
Underground yield (g/t)	5.96	5.77	5.13
Surface tonnes milled (kt)	5,868	5,326	4,141
Surface yield (g/t)	0.34	0.36	0.33
Annual Au production - Underground (koz)	285	291	307
Annual Au production - surface (koz)	64	61	44
Total Annual Au production (koz)	349	352	352
Operating cost underground (R/t)	3,882	3,831	3,769
Operating cost surface (R/t)	193	190	206
Total capital expenditure (Rm)	937	1,270	1,616
AISC (R/kg)	722,698	764,007	858,316
AISC (US$/oz)	1,555	1,444	1,805
Note: AISC calculated based on Oz sold

R&R - 114

Gold operations continued
BEATRIX

PROPERTY DESCRIPTION
The Beatrix operation, a mature, shallow to intermediate level underground gold operation, is located in the district municipality of Lejweleputswa, near the towns of Welkom and Virginia, approximately 280km southwest of Johannesburg, in the Free State province of South Africa.
The Beatrix operation consists of three operating shafts, namely No. 1 Shaft, No. 3 Shaft, and No. 4 Shaft. The reef is accessed from surface usingvertical shaft systems down to 26 Level (the lowest working level at No. 3 Shaft), approximately 1,350m below surface, and 22 Level (the lowest working level at No. 4 Shaft), approximately 2,105m below surface. The No. 1 Shaft will remain open in support of No. 3 Shaft.
Ore from all three shafts is processed at the Beatrix No. 1 Plant.

R&R - 115

Gold operations BEATRIX continued

MINERAL TITLE
Beatrix is operated under a converted mining right in terms of the Mineral and Petroleum Resources Development Act (MPRDA), with DMRE Ref No FS30/5/1/2/2 81 MR (Beatrix MR). The Beatrix mining right was valid from 7 February 2007 to 6 February 2019, for gold ore and associated minerals, in respect of a mining area totalling 168.21km2.
A renewal application for the Beatrix mining right was submitted on 27 July 2018 in order to extend the period of validity of the Beatrix mining right by a further 30 years. The Beatrix mining right renewal is still pending. There is a reasonable and realistic expectation that the renewal of the Beatrix MR will be granted by the DMRE. It must be noted that in terms of the provisions of Section 24(5), a mining right in respect of which an application for renewal has been lodged, shall remain in force, despite its expiry date, until such time as such application has been granted or refused.

MINERALISATION CHARACTERISTICS
The Beatrix operation exploits two primary reefs, namely the VS5/Beatrix reefs (VS5/BXR) at the base of the Eldorado Formation and the Kalkoenkrans Reef / Aandenk Reef (KKR / AAR) at the base of the Aandenk Formation.The orebodies are laterally continuous with relatively long-range predictability. This leads to clear patterns of mineralisation governed by sedimentary characteristics. The VS5/BXR forms the bulk of the planned mining at 75% with the remaining 25% mined from No. 4 Shaft on the KKR/AAR.
In general, the Composite VS5/AAR Reefs range between 130cm and 350cm in width. The orebody is shallow dipping at 10º to 15º, with typical open fold structures. In most cases the reefs are deemed to be bottom loaded, with most of the gold grade concentrated along the basal contact.

INFRASTRUCTURE AND EQUIPMENT
Beatrix is a large, well established, shallow to deep level gold operation that has been in production since the 1980s. All the permanent infrastructure required to access and mine the underground and surface operations is in place and the surface processing facilities are well established and in use.
Three vertical shaft systems are in place to provide access to the underground workings from surface. No. 1 and No. 3 Shafts to the south at the main mine site are situated close to the operational metallurgical plant. No. 4 Shaft is situated approximately 10km away and has its own No. 2 Plant which is currently on care-and-maintenance. Material is trucked from No. 4 Shaft to the main mine site. Beatrix No. 3 Shaft and Kloof No. 4 Shaft are equipped with gravity hydropower drilling systems. In the case of Beatrix, this is boosted by surface pumps. Where mining continues below the current infrastructure, declines or winzes are developed for access.
The underground development is extensive and most of the development is already in place to support the current four-year LoM. All footwall access development is mined using mechanical rail-bound methods that are well understood. All stoping is completed using conventional, narrow tabular methods and because of the relatively shallow mining conditions, much better mining efficiencies are achieved when compared to Driefontein and Kloof operations. Underground infrastructure include access infrastructure to convey personnel, materials and equipment to and from the working areas and associated services to support mining operations. Horizontal infrastructure includes crosscuts, return airway drives, footwall haulage levels and declines/inclines. Infrastructure required for ore flow and services include ore and waste passes, conveyor belts, battery powered rail conveyances, ore bins, loading stations, water dams, dewatering pump stations, secondary ventilation and workshops. Electrical, compressed air, and water reticulation are also part of the installed underground infrastructure.
All equipment required to mine is in place and being used. Provision is made in the LoM and Technical-Economic Model for all major equipment upgrades, replacements and maintenance to support the LoM. The property, plant and equipment book value (100%) of all the mine’s assets, net of depreciation, as at 31 December 2021, was R0.46bn.
Surface infrastructure at Beatrix include headgears and winding systems, primary ventilation, process facilities, office blocks and training centres, workshops and stores, lamp rooms change houses and accommodation. Equipment to provide services such as air compressor plants, refrigeration plants pumping stations and workshops are installed. There are two processing plants; No. 1 Plant, which is operational and No. 2 Plant, under care and maintenance. Beatrix operates a methane extraction plant which extracts methane from areas in the South Section to power generators on surface.
Despite the age of the general infrastructure, all surface and underground infrastructure is reasonably maintained and equipped. The infrastructure on these mines is maintained using sophisticated computerised maintenance management systems, critical spares are maintained and shared where necessary.

R&R - 116

Gold operations BEATRIX continued

HOISTING AND PRODUCTION CAPACITIES
Operating Shaft (No)	Operating capacity (ktpm)	4 year planned production (ktpm)
No. 1 Shaft	72	10
No. 3 Shaft	144	134
No. 4 Shaft	93	27
* Planned production is four-year hoisted average from 2022 onwards

MINING METHOD
Conventional breast mining

LIFE OF MINE
4 years (until 2025) based on current Mineral Reserves

MINERAL PROCESSING AND CAPACITY
Plant	Design capacity (ktpm)	Operational capacity (ktpm)	Type	Average recovery factor (%)	Material treated
No.1 Plant	233	240	CIL	95.5	UG and SRD
No. 2 Plant	130	0	CIP	n/a	Care-and-maintenance

TAILINGS DISPOSAL AND CAPACITY
There is one active TSFs, the Beatrix TSF; and one dormant TSF, the No. 4 Shaft TSF.
The Beatrix TSF is situated close to the Beatrix No. 1 Plant and has a capacity of 14.6Mt. It is fed from the same plant and is a combination of underground and SRD tailings with an expected LoM deposition of 8.5Mt, which is 6.1Mt surplus to LoM requirements.
The No. 4 Shaft TSF is situated next to the No. 2 Plant and still has additional capacity of 45.6Mt.

ESTIMATION RISKS
There are no deemed material risks to the Mineral Resource Estimation. The key operational risks that could impact the Mineral Reserves are listed below.
•Failure to deliver on Mining Charter requirements: The operation has only delivered partially on its Social and Labour Plan (“SLP”) commitments, which could impact on its license to mine. A SLP has been implemented, and a Joint SLP forum has been established to track progress and to ensure alignment on the initiatives. Third party audits are conducted by the DMRE, and a compliance matrix is tracked in order to ensure all the different departments are adhering to their respective commitments
•Social community unrest disrupting the business: Primarily due to a lack of service delivery from government, transport to the operation is interrupted from time to time. The company has a stakeholder engagement policy and strategy, and accordingly participates in community forums and interest groups
•Power supply interruptions and cost increases: Eskom (the national power supplier) has proven to be unreliable over recent years, causing loss of power supply at certain times and having tariff increases above inflation. The operation has emergency generators available for evacuation if required and conducts load shifting in order to optimise available power supply. New initiatives are continuously implemented to reduce demand and the Group is expanding its portfolio of renewable energy projects
•Ageing infrastructure resulting in business interruptions: As the mine was developed in the late 1980s most of the original infrastructure needs regular replacement and upgrade. All major installations are continuously reviewed and a comprehensive planned maintenance system, and a sustainable integrated mine management system is in place

KEY DEVELOPMENTS AND BROWNFIELD PROJECTS
The operation is at a mature stage with the current LoM plan ending in 2025, excluding potential future life extending projects. No. 1 Shaft is being kept open on an incremental contribution basis in the LoM plan. At No. 3 Shaft, previously unmined (white) areas have been included based on an intensive underground investigation programme and are used to underpin the economic plan. The Bloemhoek Project DFS, which involves accessing a portion of the SOFS project towards the north of No. 3 Shaft, and would extend the No. 3 Shaft LoM by five years, was concluded in 2021, but has not yet been approved for execution. As a result, this is excluded from the Mineral Reserves.

R&R - 117

Gold operations BEATRIX continued

Classified Gold Mineral Resource estimate at 31 December 2021

Mineral Resources Inclusive of Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Beatrix				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Beatrix	Underground	Measured	22.9	6.9	5.1	21.2	7.3	5.0
			Indicated	17.8	6.1	3.5	20.5	6.3	4.2
			Measured + Indicated	40.7	6.5	8.5	41.8	6.8	9.2
			Inferred	1.7	4.2	0.2	4.8	4.4	0.7
		SRD Surface	Measured	—	—	—	—	—	—
			Indicated	0.8	0.3	0.01	0.4	0.2	0.003
			Measured + Indicated	0.8	0.3	0.01	0.4	0.2	0.003
			Inferred	—	—	—	—	—	—
	Beisa	Underground	Measured	3.6	3.2	0.4	3.6	3.2	0.4
			Indicated	7.8	3.3	0.8	7.8	3.3	0.8
			Measured + Indicated	11.4	3.3	1.2	11.4	3.3	1.2
			Inferred	0.04	3.3	0.004	0.04	3.3	0.004
Total Measured + Indicated				52.8	5.7	9.7	53.5	6.0	10.3
Grand total				54.5	5.7	10.0	58.3	5.9	11.0

Mineral Resources Exclusive of Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Beatrix				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Beatrix	Underground	Measured	18.2	6.9	4.0	16.3	7.3	3.8
			Indicated	16.9	6.1	3.3	19.3	6.4	4.0
			Measured + Indicated	35.1	6.5	7.3	35.6	6.8	7.8
			Inferred	1.7	4.2	0.2	4.8	4.4	0.7
	Beisa	Underground	Measured	3.6	3.2	0.4	3.6	3.2	0.4
			Indicated	7.8	3.3	0.8	7.8	3.3	0.8
			Measured + Indicated	11.4	3.3	1.2	11.4	3.3	1.2
			Inferred	0.04	3.3	0.004	0.04	3.3	0.004
Total Measured + Indicated				46.4	5.7	8.5	46.9	5.9	9.0
Grand total				48.2	5.7	8.8	51.7	5.8	9.6

R&R - 118

Gold operations BEATRIX continued

Beatrix operation gold Mineral Resources reconciliation
Moz
12.5
10
7.5
5
2.5
0
11.0
-0.3
10.7
0.1
0.02
-0.7
-0.1
10.0
-1.2
8.8
Dec 2020 Mineral Resources Inclusive of Reserves
Depletion
Post Depletion
Exclusions and Pillars
Geological Interpretation
Estimation Domains/Data
Cut-off
Dec 2021 Mineral Resources Inclusive of Reserves
Discounted for Mineral Reserves
Dec 2021 Mineral Resources Exclusive of Reserves

Notes:
The -9.5% change year-on-year in the stated Mineral Resources (Inclusive of Mineral Reserves) is attributable to:
–-0.3Moz in depletions
–-0.1Moz in area exclusions and pillars: changes in reporting shaft with No. 1 Shaft below 18 Level changed to No. 3 Shaft (+0.02Moz)
–-0.7Moz in estimation domain/data changes: -0.1Moz at No. 3 Shaft; -0.6Moz at No. 4 Shaft due to data clean up and new assay grades
–-0.1Moz related to a change in cut-off grades: economic parameters (-0.1Moz) changes include an increase in the cut-off values at No. 1 Shaft (-0.1Moz); -0.1Moz at No. 4 Shaft
On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is -8.7%.

R&R - 119

Gold operations BEATRIX continued

Beatrix Mineral Resources - grade tonnage curve
48
36
24
12
0
Tonnes (Mt)
4,000
3,000
2,000
1,000
cm.g/t
0
100
200
300
400
500
600
700
800
900
1000
1100
1200
1300
1400
1500
1600
1700
1800
1900
2000
2100
2200
2300
2400
2500
Cut-Off Value (cm.g/t)
Tonnes
Value

Note: This grade tonnage curve pertains to the underground portion of Mineral Resources only
Mineral Resources classification map for the Beatrix operation
R&R - 120

Gold operations BEATRIX continued

Grade control and ore definition drilling summary

	Planned 2022		2021		2020
OPERATION – BEATRIX	Drilled (m)	Expenditure (Rm)	Drilled (m)	Expenditure (Rm)	Drilled (m)	Expenditure (Rm)
Grade control and ore definition	5,482	4.9	5,043	4.63	4,464	4.62
Total	5,482	4.9	5,043	4.63	4,464	4.62
Annual development results

	Financial year total
Category	Unit	2021	2020
Primary waste development (capital, declines, haulages, crosscuts, boxholes, travelling ways)	m	8,671	5,615
Primary reef development (raise, winzes, wide raises)	m	3,497	3,312
Total	m	12,167	8,927
Modifying factors (underground) in converting Mineral Resources to Mineral Reserves

Parameter	Unit	2021	2020
Average Mined Value (over LoM)	(cm.g/t)	1,014	1,054
Waste Mining Percentage	(%)	3.8	5.3
Mine Call Factor	(%)	73.7	74.6
Plant Recovery Factor	(%)	94.5	94.6
Development to Mill	(%)	4.7	7.9
Survey Discrepancy	(%)	4.1	4.1
Resource Channel Width	(cm)	138	130
Average Stoping Width	(cm)	176	176
Average Weighted Resource Cut-off	(cm.g/t)	550	550
Mineral Reserves Pay Limit (Year 1)	(cm.g/t)	1,010	1,090
Classified Gold Mineral Reserve estimate at 31 December 2021

Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Beatrix				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Beatrix	Underground	Proved	6.8	3.9	0.8	7.6	3.9	0.9
			Probable	0.9	2.7	0.1	2.8	3.2	0.3
			Proved + Probable	7.7	3.7	0.9	10.3	3.7	1.2
		SRD Surface	Proved	—	—	—	—	—	—
			Probable	0.8	0.3	0.01	0.4	0.2	0.003
			Proved + Probable	0.8	0.3	0.01	0.4	0.2	0.003
Grand total Proved + Probable				8.5	3.4	0.9	10.7	3.6	1.2

R&R - 121

Gold operations BEATRIX continued

Beatrix operation gold Mineral Reserves reconciliation
1.5
1.0
0.5
0.0
Moz
1.2
-0.2
1.0
-0.1
-0.01
0.01
0.9
Dec2020
Depletion
Post Depletion
Area Inclusions/Exclusions
Geological Interpretation
Economic Parameters
Dec2021

Notes:
The 24% change year-on-year in the stated Mineral Reserves is attributed to:
–-0.2Moz in depletions
–-0.1Moz in area exclusions through reduction in some of the lower grade Vlakpan areas
–-0.01Moz due to changes in geological interpretation with a change in the estimation models at No. 4 Shaft
–+0.01Moz in changes to economic parameters through the addition of payable surface material

R&R - 122

Gold operations BEATRIX continued

Beatrix Mineral Reserves classification map

URANIUM AT BEATRIX
The Beisa uranium Mineral Resource is contained in the Beisa reef that occurs in the western portion (4#) of the Beatrix operation’s mining right. An initial concept study was conducted in 2013 into the feasibility of re-starting gold and uranium co-production by accessing the Beisa reef from the Beatrix No. 4 Shaft. The feasibility of this project is continually being monitored and it remains an important, strategic uranium development opportunity under the correct market conditions.

R&R - 123

Gold operations BEATRIX continued

Classified Uranium Mineral Resource estimate at 31 December 2021

Mineral Resources
				31 December 2021			31 December 2020
URANIUM	Southern Africa			Tonnes	Grade	U3O8	Tonnes	Grade	U3O8
BEATRIX				(Mt)	(kg/t)	(Mlb)	(Mt)	(kg/t)	(Mlb)
Exploration	Beisa	Underground	Measured	3.6	1.1	8.5	3.6	1.1	8.5
			Indicated	7.8	1.1	18.3	7.8	1.1	18.3
			Measured + Indicated	11.4	1.1	26.9	11.4	1.1	26.9
			Inferred	0.04	1.1	0.1	0.04	1.1	0.1
Total Measured + Indicated				11.4	1.1	26.9	11.4	1.1	26.9
Grand total				11.4	1.1	27.0	11.4	1.1	27.0
Note: No year-on-year change

HISTORY AND OPERATIONAL STATISTICS
•In 1969, the exploration drilling for gold and uranium commenced in the southern limits of the Free State Goldfields
•In 1981, the Beisa Shaft was commissioned to exploit uranium and the sinking of Beatrix No. 1 and No. 2 Shafts commenced
•In 1984, the Beisa uranium mine closed due to the low prevailing uranium price
•The Beatrix No. 1 and No. 2 Shafts were commissioned in 1985
•In 1987, a sub-vertical shaft was sunk at the Beisa mine, renamed Oryx mine, to exploit the gold bearing Kalkoenkrans reef
•1995 saw the sinking of the Beatrix No. 3 Shaft complex and three ventilation shafts, as well as commencement of the down dip expansion of the mine
•In 1998, the gold assets of Gold Fields of South Africa Limited and those of the unbundled Gencor merged to form Goldco. Goldco was later renamed Gold Fields Limited
•In 2002, the Beatrix and Oryx mines merged to form the Beatrix gold operation
•In 2012, the conventional South African assets of Gold Fields were unbundled into Sibanye Gold Limited
•In 2013, the Beisa reef concept study was undertaken to establish the economic potential of re-opening the Beisa mine (upper levels of Beatrix No. 4 Shaft) to exploit gold and uranium

Operational Statistics	2019	2020	2021
Underground tonnes milled (kt)	1,622	1,409	1,826
Underground yield (g/t)	3.54	3.62	3.37
Surface tonnes milled (kt)	867	499	650
Surface yield (g/t)	0.43	0.35	0.36
Annual Au production - Underground (koz)	185	164	198
Annual Au production - surface (koz)	12	6	7
Total Annual Au production (koz)	197	170	205
Operating cost underground (R/t)	2,223	2,580	2,464
Operating cost surface (R/t)	166	195	182
Total capital expenditure (Rm)	306	415	668
AISC (R/kg)	685,346	816,591	857,256
AISC (US$/oz)	1,474	1,543	1,803
Note: AISC calculated based on Oz sold
R&R - 124

Gold operations continued
DRIEFONTEIN

27°25'E
27°30'E
26°20'S
26°25'S
Carletonville
Fochville
BLYVOORUITZICHT
HARMONY GOLD COMPANY LTD SAVUKA
HARMONY GOLD COMPANY LTD MPONENG
HARMONY GOLD COMPANY LTD KUSASALETHU
HARMONY GOLD COMPANY LTD TAU TONA
DRIEFONTEIN OPERATION
KLOOF OPERATION
R501
R500
N12
TSF 1
TSF 2
Driefontein 7 Shaft Rethabile
Driefontein 8 Shaft Khomanane
Driefontein 11 Shaft
Driefontein 12 Shaft
Driefontein 6 Shaft Bambisanani
Driefontein 13 Shaft
Driefontein 10 Shaft Thabelang
Driefontein 1 Plant
Driefontein 1 Shaft Masakhane
Driefontein 4 Shaft Ya Rona
Driefontein 2 Shaft - Pitseng
Driefontein 3 Shaft
Driefontein 9 Shaft Ithembalethu
Driefontein 5 Shaft Hlanganani
TN
0
2,5
5km
Mining Right (Driefontein)
Sibanye-Stillwater Mining Right
Section 102 Application
Excluded from Mining Right
Other Companies
Freehold Properties
TSF (Active)
Towns
National Road (N)
Regional Road (R)
Shaft (Producing)
Shaft (Non-Producing)
Processing Facilities

R&R - 125

Gold operations DRIEFONTEIN continued

PROPERTY DESCRIPTION
Driefontein, a mature intermediate to ultra-deep level gold mine, started production in 1952. It is located in the West Wits Line of the Witwatersrand Basin, near Carletonville, approximately 70km west of Johannesburg, in the Gauteng province of South Africa.
Driefontein consists of four operating shafts, No. 1, No. 4, No. 5, and No. 8 Shafts. The deposit is accessed from surface using shaft systems down to 50 Level (the lowest working level) at No. 5 Shaft, approximately 3,300m below surface.
Ore from all the shafts is processed at Driefontein, No. 1 Plant. The production from No. 4 Shaft and No. 5 Shaft is conveyed to No. 2 Shaft on 22 and 24 Level, and is hoisted to surface.
The Driefontein mining complex has three fissure water pumping shafts at No. 8 Shaft, No. 10 Shaft, and North Shaft (next to No. 8 Shaft), of which No. 8 Shaft is still operational. North Shaft pumps bulk fissure water for treatment to potable water standards for own use. Driefontein No. 10 Shaft has been placed on care and maintenance and is only maintained to pump fissure water. These shafts need to pump approximately 100ML/day fissure water ingress for safety reasons to prevent the operations from flooding.

MINERAL TITLE
Driefontein is operated under a converted mining right in terms of the MPRDA with DMRE Ref No GP30/5/1/2/2(51) MR (Driefontein MR), valid from 30 January 2007 to 29 January 2037, for gold ore and associated minerals, in respect of a mining area totalling 85.61km2.
In October 2015, SGL submitted a Section 102 application for amendment of the Driefontein MR to incorporate Portion 2 of the farm Driefontein 113 IR and Portion 6 and the remaining extent of the farm Vlakplaats 112 IR. The mentioned Section 102 application was granted on 25 August 2021 and SGL is awaiting execution of the amendment deed.
There are no material legal proceedings in relation to the Sibanye-Stillwater Driefontein operation.

MINERALISATION CHARACTERISTICS
Driefontein operations exploits three primary reefs, namely the Ventersdorp Contact Reef (VCR) located at the top of the Central Rand Group, the Carbon Leader Reef (CLR) near the base of the Group, and the Middelvlei Reef (MVR), which stratigraphically occurs some 50 to 75 metres above the CLR. These reefs are laterally continuous with relatively long-range predictability and have clear patterns of mineralisation governed by sedimentary characteristics. Most of mining take place on the VCR, which constitutes 60% of the Mineral Reserves, the CLR 33%, and MVR the remaining 7%.
The VCR strikes east-northeast and has a regional dip of about 21° to the south-southeast, CLR strikes west-southwest and dips to the south at approximately 25°, and MVR strikes west-southwest with a regional dip of approximately 22° to the south-southeast. The reefs are generally less than two metres thick, and are widely considered to represent extensive fluvial fans.

INFRASTRUCTURE AND EQUIPMENT
Driefontein is a large, well established, intermediate to ultra-deep level gold mine typical to similar mines on the far West Rand mining narrow tabular ore bodies. It has been in production since the 1950s with the last shafts being commissioned in the late 1990s. It includes all the permanent infrastructure required to access and mine the underground areas. All the mineral processing infrastructure is also well established and in use.
The underground workings are accessed through a number of vertical shaft systems from surface, ranging from depths of ~800m at No. 8 Shaft to a maximum of ~3,300m at No. 5 Shaft. The shafts are well maintained and will support mining operations over the LoM.
The underground development is extensive, as can be expected of a mature mine of this size. All footwall access development is mined using mechanical rail-bound methods that are well understood.
All stoping is completed using conventional, narrow tabular methods and as such is relatively labour intensive. All equipment required to mine is already in place and being used. Provision is made in the LoM and Technical-Economic Model for all major equipment upgrades, replacements and maintenance to support the LoM. The property, plant and equipment book value (100%) of all the mine’s assets, net of depreciation, as at 31 December 2021, was R2.94bn.
The four producing shaft systems mine various contributions from pillars and open ground. No. 2 Shaft is being used solely for hoisting purposes and a further two are being utilised for pumping. Some of the older shafts are on care-and-maintenance and have been planned for closure in 2022 following a footprint optimisation project to contain costs. There is one mineral processing plant situated close to the centre of operations, which is being used to treat underground material.

R&R - 126

Gold operations DRIEFONTEIN continued

HOISTING AND PRODUCTION CAPACITIES
Operating shaft (No)	Operating capacity (ktpm)	5-year planned production (ktpm)*
No. 1 Shaft	43	25
No. 2 Shaft**	89	61
No. 4 Shaft	25	23
No. 5 Shaft	106	38
No. 8 Shaft	29	28
* Planned production is five-year hoisted average from 2022 onwards
** Includes No. 4 and No. 5 Shafts production

MINING METHOD
Underground •Scattered-conventional breast mining •Pillars extraction (white areas)

LIFE OF MINE
•Ten years (until 2031) based on current Mineral Reserves

MINERAL PROCESSING AND CAPACITY
Plant	Design capacity (ktpm)	Operational capacity (ktpm)	Type	Average recovery factor (%)	Material treated
No.1 Plant	240	120	CIP	97	UG

TAILINGS DISPOSAL AND CAPACITY
There are two active TSFs, Driefontein TSF 1 and 2 both being fed with a mix of underground and SRD tailings from Driefontein
No. 1 Plant.
•Driefontein TSF 1 has a capacity of 11.7Mt with an estimated LoM deposition of 5.9Mt resulting in surplus capacity of 5.8Mt
•Driefontein TSF 2 has a capacity of 11.5Mt with an estimated LoM deposition of 5.9Mt resulting in surplus capacity of 5.6Mt

ESTIMATION RISKS
There are no deemed material risks to the Mineral Resource Estimation. The key operational risks that could impact the Mineral Reserves are listed below.
•Underground fire risk: Underground fires due to electrical faults, combustible material, arson and contraband could lead to loss of life and stoppages. Fire detection systems are established across the operation and are continuously monitored. Every shaft has escape strategies, fire prevention standards and use fire retardant belts. Older areas are continuously sealed off, and emergency control room and fire detection audits are conducted on a regular basis
•Seismic risk: Mining at depth and the extraction of high stressed areas can cause fatalities, injuries and damage to working areas. All areas planned to mine are reviewed for suitable mine design and layouts by qualified rock engineers, who conduct rock engineering modelling and support design. A comprehensive seismic monitoring system is in place and the seismic response to production is monitored daily. Designs are audited on an ongoing basis and are monitored for effectiveness
•Illegal mining: Mining activities are continually disrupted by illegal miners who gain access to the underground workings. All shafts are completely fenced off with access controls, are monitored via closed circuit television (CCTV) and are patrolled by security personnel
•Ageing infrastructure resulting in business interruptions: As the mine was developed in the late 1980’s most of the original infrastructure needs regular replacement and upgrade. All major installations are continuously reviewed and a comprehensive planned maintenance system, and a Sustainable Integrated Mine Management System is in place
•Power supply interruptions and cost increases: Eskom (the national power supplier) has proven to be unreliable over recent years, causing loss of power supply at certain times and having tariff increases above inflation. The operation has emergency generators available for evacuation if required and conducts load shifting in order to optimise available power supply. New initiatives are continuously implemented to reduce demand and the Group is expanding its portfolio of renewable energy projects

R&R - 127

Gold operations DRIEFONTEIN continued

KEY DEVELOPMENTS AND BROWNFIELD PROJECTS
The No. 4 Shaft Pillar Extraction Project is currently in execution and has seen some revision during the C2022 LoM process. The original extraction plan has been revised following a geotechnical review and has resulted in a small reduction in the mineable Mineral Reserves. The Driefontein No. 1 Shaft Rim-Pillar Project, a smaller project designed to extend the LoM of No. 1 Shaft commenced in 2020.
Successful exploration drilling of the VCR at No. 1 and No. 5 Shafts led to an increase in Mineral Reserves of more than 0.3Moz. This exploration programme is ongoing and is likely to continue playing a critical role in securing LoM extensions at these shafts.

Classified Gold Mineral Resource estimate at 31 December 2021

Mineral Resources Inclusive of Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Driefontein				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Measured	21.1	10.9	7.4	20.6	10.7	7.1
			Indicated	12.2	8.5	3.3	14.2	9.2	4.2
			Measured + Indicated	33.3	10.0	10.7	34.8	10.1	11.3
			Inferred	0.8	6.6	0.2	0.5	5.2	0.1
		SRD Surface	Measured	—	—	—	—	—	—
			Indicated	—	—	—	0.3	0.4	0.004
			Measured + Indicated	—	—	—	0.3	0.4	0.004
			Inferred	—	—	—	—	—	—
Total Measured + Indicated				33.3	10.0	10.7	35.1	10.0	11.3
Grand total				34.1	9.9	10.9	35.6	9.9	11.4

Mineral Resources Exclusive of Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Driefontein				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Measured	16.0	9.1	4.7	16.6	9.7	5.2
			Indicated	10.0	7.9	2.5	12.6	8.4	3.4
			Measured + Indicated	26.0	8.7	7.2	29.2	9.1	8.6
			Inferred	0.8	6.6	0.2	0.5	5.1	0.1
Total Measured + Indicated				26.0	8.7	7.2	29.2	9.1	8.6
Grand total				26.7	8.6	7.4	29.7	9.1	8.7

R&R - 128

Gold operations DRIEFONTEIN continued

Driefontein operation gold Mineral Resources reconciliation

15
10
5
0
Moz
11.4
-0.3
11.0
-0.1
0.7
-0.4
-0.4
10.9
-3.5
7.4
Dec 2020 Mineral Resources Inclusive of Mineral Reserves
Depletion
Post Depletion
Exclusions and Pillars
Geological Interpretation
Estimation Domains/Data
Cut-off
Dec 2021 Mineral Resources Inclusive of Reserves
Discounted for Mineral Reserves
Dec 2021 Mineral Resources Exclusive of Mineral Reserves

Notes:
The 4.2% change year-on-year in the stated Mineral Resources (Inclusive of Mineral Reserves) is attributed to:
–-0.3Moz in depletions
–-0.1Moz in exclusions and pillars
–+0.7Moz in changes to the geological Interpretation: re-interpretation of facies at No. 1 Shaft (+0.5Moz); facies changes at No. 5 Shaft (+0.1Moz)
–-0.4Moz in estimation domains/data: No. 1 Shaft new assay data and data clean up (-0.3Moz)
–-0.4Moz in cut-off value changes: cut-off values increased at No. 1 Shaft (-0.2Moz); cut-off value increased at No. 5 Shaft (-0.2Moz)
On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is -14.9%.

Driefontein Mineral Resources - grade tonnage curve
40
30
20
10
0
Tonnes (Mt)
4,000
3,000
2,000
1,000
cm.g/t
0
100
200
300
400
500
600
700
800
900
1000
1100
1200
1300
1400
1500
1600
1700
1800
1900
2000
2100
2200
2300
2400
2500
Cut-Off Value (cm.g/t)
Tonnes
Value

Note: This grade tonnage curve pertains to the underground portion of these Mineral Resources only
R&R - 129

Gold operations DRIEFONTEIN continued
Mineral Resources classification maps for Driefontein operation per reef
R&R - 130

Gold operations DRIEFONTEIN continued
Grade control and definition drilling summary

	Planned 2022		2021		2020
OPERATION – DRIEFONTEIN	Drilled (m)	Expenditure (Rm)	Drilled (m)	Expenditure (Rm)	Drilled (m)	Expenditure (Rm)
Grade control and ore definition	25,875	30.48	20,028	22.54	14,568	14.57
Total	25,875	30.48	20,028	22.54	14,568	14.57
Annual development results

	Financial year total
Category	Unit	2021	2020
Primary waste development (capital, declines, haulages, crosscuts, boxholes, travelling ways)	m	7,107	6,105
Primary reef development (raise, winzes, wide raises)	m	1,838	1,559
Total	m	8,945	7,664
Modifying factors (underground) in converting Mineral Resource to Mineral Reserves

Parameter	Unit	2021	2020
Average Mined Value (over LoM)	(cm.g/t)	1,925	1,886
Waste Mining Percentage	(%)	5.9	6.3
Mine Call Factor	(%)	84.9	83.9
Plant Recovery Factor	(%)	97	97
Development to Mill	(%)	10.7	11.1
Survey Discrepancy	(%)	11.6	8.6
Resource Channel Width	(cm)	71	67
Average Stoping Width	(cm)	152	150
Average Weighted Resource Cut-off	(cm.g/t)	810	730
Mineral Reserves Pay Limit (Year 1)	(cm.g/t)	1,820	1880
Classified Gold Mineral Reserve estimate at 31 December 2021

Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Driefontein				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Proved	7.7	8.4	2.1	5.9	8.5	1.6
			Probable	4.2	7.2	1.0	3.6	7.4	0.9
			Proved + Probable	11.9	8.0	3.0	9.6	8.0	2.5
		SRD Surface	Proved	—	—	—	—	—	—
			Probable	—	—	—	0.3	0.4	—
			Proved + Probable	—	—	—	0.3	0.4	—
Grand total Proved + Probable				11.9	8.0	3.0	9.8	7.8	2.5

R&R - 131

Gold operations DRIEFONTEIN continued

Driefontein operation gold Mineral Reserves reconciliation

Moz
0
1
2
3
4
2.5
-0.3
2.2
0.8
0.003
0.002
0.1
3.0
Dec2020
Depletion
Post Depletion
Area Inclusions/Exclusions
Geological Interpretation
Economic Parameters
Modifying Factors
Dec2021

Notes:
The +22% change year-on-year in the stated Mineral Reserves is attributed to:
–-0.3Moz in depletions
–+0.8Moz in area inclusions driven largely by the secondary VCR increases at No. 1 and No. 5 Shafts as well as some primary VCR inclusions at No. 4 Shaft from the optimisation of the tail
–+0.1Moz on modifying factors from a MCF improvement throughout the year at No. 5 and No. 8 Shafts
R&R - 132

Gold operations DRIEFONTEIN continued
Mineral Reserves classification map for the Driefontein operation (all reefs)

HISTORY AND OPERATIONAL STATISTICS
•Exploration activities from 1933 to 1939 culminated in the registration of the West Driefontein Mining Company in 1945
•Shaft sinking followed and West Driefontein started milling ore in 1952
•Further exploration lead to the adjoining East Driefontein Gold Mining Company Limited being registered in 1968, with first production in 1972
•In 1981 the East Driefontein Gold Mining Company Ltd became a wholly-owned subsidiary of Driefontein Consolidated Ltd
•In 1999, Gold Fields obtained full control of the Driefontein Gold Mine by buying AngloGold Ashanti’s 21.5% shareholding
•In 2012, the conventional South African assets of Gold Fields were unbundled into Sibanye Gold Limited
•In 2014, Sibanye-Stillwater completed the PFS into the Driefontein No. 5 Shaft Drop-down Project and drop-down development commenced. This decline project was deferred in 2018
•2019 saw the commencement of the No. 4 Shaft Pillar extraction project

Operational Statistics	2019	2020	2021
Underground tonnes milled (kt)	898	1,224	1,474
Underground yield (g/t)	5.74	6.36	6.11
Surface tonnes milled (kt)	8	0	563
Surface yield (g/t)	0.38	N/A	0.45
Annual Au production - Underground (koz)	166	250	290
Annual Au production - surface (koz)	0	N/A	8
Total Annual Au production (koz)	166	250	298
Operating cost underground (R/t)	4,974	4,091	3,778
Operating cost surface (R/t)	1,250	N/A	234
Total capital expenditure (Rm)	676	929	1,499
AISC (R/kg)	1,016,288	788,708	793,000
AISC (US$/oz)	2,186	1,490	1,668
Note: AISC calculated based on Oz sold
R&R - 133

Gold operations continued
COOKE

27°35'E
27°40'E
27°45'E
27°50'E
26°10'S
26°15'S
26°20'S
26°25'S
MILLSITE TO BE INCLUDED IN COOKE 1, 2, 3
Millsite TSF
Dump 20
RANDFONTEIN SURFACE OPERATION
Randfontein
SD 32 Shaft
Central Vent Shaft
R41
Lindum TSF
Stubbs Shaft
HARMONY GOLD MINING COMPANY LTD DOORNKOP
Cooke Plant
Cook 1/Doornkop Vent Shaft
Cooke TSF
Cooke 1 Shaft (Rand Uranium)
R28
Cooke 2 Shaft (Rand Uranium)
COOKE 1,2,3 OPERATION
Westonaria
3 Shaft (Rand Uranium)
N12
ZUURBEKOM PR TO BE INCLUDED IN COOKE 4
COOKE 4 OPERATION
Cooke 4 Shaft (Ezulwini)
Cooke 4 North TSF
R28
Ezulwini Plant
COOKE 4 SOUTH TSF PR TO BE INCLUDED IN COOKE 1, 2, 3
Cooke 4 South TSF
R501
KLOOF OPERATION
GOLD FIELDS LTD SOUTH DEEP
TN
0
2,5
5km
Mining Right (Cooke)
Section 102 Application
Excluded from Mining Right
Other Mining Company
Freehold Properties
Towns
TSF (Uranium Bearing)
TSF (Dormant)
National Roads (N)
Regional Roads (R)
Shafts (Dormant/C&M)
Processing Facilities

R&R - 134

Gold operations COOKE continued

PROPERTY DESCRIPTION
The Cooke operation is situated in the West Wits Line of the Witwatersrand Basin, near the town of Randfontein approximately 35km southwest of Johannesburg, in the Gauteng province of South Africa. The underground operations have been placed on care and maintenance with one of two gold processing plants (one with an integrated uranium recovery circuit) still active.
The underground workings were placed on care and maintenance (C&M) during 2017. Current operations comprise the Cooke plant and the Randfontein Surface Operation (RSO), an active tailings mining and retreatment operation. In addition, the Ezulwini gold plant (at No. 4 Shaft) is used as a toll treating facility, catering to both external and internal operations.
The Cooke underground operations have been earmarked for legal closure and rewatering, and various cost-saving initiatives have been implemented to reduce C&M costs, mostly relating to the pumping of water.

MINERAL TITLE
The Cooke operation has three separate mining rights in terms of the MPRDA.
Rand Uranium (Pty) Ltd (a subsidiary of Sibanye Gold Limited) holds a converted mining right over the operation known as Cooke No. 1, No. 2 and No. 3 in terms of the MPRDA, under DMRE Ref No GP30/5/1/2/2/07 MR (Cooke No. 1, No. 2 and No. 3 MR), valid from 18 December 2007 to 17 December 2037 and covering a total area of 78.75km2.
An application was submitted in terms of the provisions of Section 102 of the MPRDA in 2015 for the areas covering Cooke 4 South TSF and Millsite tailings complex, to be incorporated into the Cooke No. 1, No. 2 and No. 3 mining right area. This application is not yet finalised.
Rand Uranium (Pty) Ltd also holds a converted mining right over the operation known as Randfontein Surface Operation in terms of the MPRDA, under DMRE Ref No GP30/5/1/2/2/173 MR (RSO MR) valid from 7 May 2009 to 6 May 2039, with a total area of 31.30km2.
Ezulwini Mining Company (Pty) Ltd (a subsidiary of Sibanye Gold Limited) holds a mining right in terms of the provisions of Section 23 of the MPRDA over the operation known as Cooke No. 4 (Ezulwini), under DMRE Ref No GP30/5/1/2/2/38 MR (Ezulwini MR), valid from 20 November 2006 to 19 November 2036 and covering a total area of 37.18km2.
Ezulwini Mining Company (Pty) Ltd (Ezulwini) also submitted an application in terms of the provisions of Section 102 of the MPRDA to incorporate the Zuurbekom prospecting right area into the Ezulwini mining right area. The Section 102 application is yet to be finalised.
All required operating permits have been obtained and are in good standing.

MINERALISATION CHARACTERISTICS
The mineral assets are historical gold plant tailings material from the mining of auriferous and uraniferous ore from the Witwatersrand Basin. The typical composition is quartz (70% to 80%), mica (10%), chlorite and chloritoid (9% to 18%) and pyrite (1% to 2%).
The composition of a TSF depends on the geochemical make-up of the material being mined and the chemicals used in the mining and extraction process. Further, the internal structure of the TSF reflects the historic mining strategy and depositional methodologies employed. The bulk density of tailings material and the lateral and vertical variation in moisture content is a critical factor in the accurate estimation of tonnages. In addition, secondary processes such as metal remobilisation, erosion, weathering, leaching and acid mine drainage can affect the geochemical characteristics of a TSF. Gold can undergo mobilisation within the TSF over time, and hence, may exhibit areas of reconcentration, and even be present in the sub-structure (footprint) soil.

INFRASTRUCTURE AND EQUIPMENT
The Rand Surface Operation (RSO) is a mature, established and ongoing reprocessing operation, combining the joint operations of Rand Uranium (Pty) Ltd (RU) and Ezulwini Mining Company (Pty) Ltd. The key remaining assets relate to the reprocessing of the tailings. The RSO incorporates the Cooke Plant, situated between the Cooke TSF and Lindum TSF North of the Cooke No. 1 Shaft and the Ezulwini Plant, situated at the Ezulwini/Cooke No. 4 Shaft Complex. Both these plants are aged, but well maintained. At the Ezulwini plant, there is an independent uranium recovery circuit, which is currently on care and maintenance, constructed in the early 2000s. All the permanent infrastructure required to mine and process the surface Mineral Reserves declared in support of the LoM plan, is already established and in use. The mining method is via monitored high-pressure water jets. The product is transferred in a slurry form to a collection sump via a system of launders and/or drains. Satellite pumps then transfer this material to the main pump station, where it is pumped away to a processing plant. The full property, plant and equipment book value (100%) of all the mine’s assets, net of depreciation, as at 31 December 2021 has been written down.

R&R - 135

Gold operations COOKE continued

MINING METHOD
•Mining of the TSF material is via hydro (waterjet) methods •Mining of SRDs takes place with front-end loaders and LHD trucks

LIFE OF MINE
The RSO operation currently has four years LOM (until 2025), with the potential to be extended significantly, subject to financial feasibility and the ability to deposit the tailings safely. The Millsite TSF complex, which is currently being exploited, and represents the bulk of the reported Mineral Resources, contains a total of more than 100Mt, of which only 9.1Mt is currently being reported as Mineral Reserves.
In addition, clean-up is being done of the vlei area at Ezulwini as well as the footprint of the old Dump 20 area.
Several surface sources are being treated on a toll-basis for third-party operations.

MINERAL PROCESSING AND CAPACITY
Plant	Design capacity (ktpm)	Operational capacity (ktpm)	Type	Average recovery factor (%)	Material treated
Cooke Plant	400	380	CIP/CIL	56.7	TSF
Ezulwini Plant	200	130	CIL	84.6	SRD

TAILINGS DISPOSAL AND CAPACITY
There are two active TSF sites for the RSO.
Tailings from Cooke Plant are deposited into historic, unrehabilitated open pits connected to the old underground workings of the Randfontein Estates Gold Mine (REGM) operation as part of the approved EMPR. An estimated 14.9Mt of depositional capacity is available in these pits assuming there is no further storage capacity in the connected underground workings. To date however, there is no indication that the tailings are beginning to beach and the material is still filling the underground voids. The LoM Mineral Reserves are being constrained by this capacity at 14.9Mt.
The Ezulwini North TSF is situated next to the Ezulwini Plant and has an available capacity of 18.8Mt. The LoM depositional requirements for this TSF are 1.8Mt which leaves a surplus capacity of 17.0Mt.

ESTIMATION RISKS
There are no deemed material risks to the Mineral Resource Estimation. The key operational risks that could impact the Mineral Reserves are listed below.
•Risk of flooding: The Cooke underground operations pump fissure water to surface and could flood should there be a breakdown or extended power failure. There is adequate pumping capability in place and an emergency power plant is available. Appropriate action plans, procedures and standards are in place to manage the risk
•Ageing infrastructure resulting in business interruptions: As the mine was developed in the late 1960’s most of the original infrastructure needs regular replacement and upgrade. All major installations are continuously reviewed and a comprehensive planned maintenance system, and a Sustainable Integrated Mine Management System is in place
•Power supply interruptions and cost increases: Eskom (the national power supplier) has proven to be unreliable over recent years, causing loss of power supply at certain times and having tariff increases above inflation. The operation has emergency generators available for evacuation if required and conducts load shifting in order to optimise available power supply. New initiatives are continuously implemented to reduce demand and the Group is expanding its portfolio of renewable energy projects
•Criminal activity: Mining activities and surface infrastructure are regularly disrupted by illegal miners and criminals who steal copper, scrap and gold bearing material. Access control is in place at all the shafts and plants. In addition, continuous guarding, CCTV and security patrols are in place

KEY DEVELOPMENTS AND BROWNFIELD PROJECTS
An important focus for the operations is to secure additional tailings depositional capacity that could support an increase in the reported four year LoM (0.1Moz). The considerable Mineral Resource (1.8Moz) has the potential to support ~20 years of mine life, subject to resolving this bottleneck. This is the subject of ongoing investigations. In parallel, the legal closure process of the underground operations are being pursued.

R&R - 136

Gold operations COOKE continued

Classified Gold Mineral Resource estimate at 31 December 2021

Mineral Resources Inclusive of Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Cooke				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Cooke	TSF Surface	Measured	60.3	0.3	0.5	79.3	0.3	0.7
			Indicated	5.3	0.4	0.1	7.0	0.4	0.1
			Measured + Indicated	65.6	0.3	0.6	86.3	0.3	0.8
			Inferred	—	—	—	—	—	—
	RSO-Millsite	TSF Surface	Measured	99.3	0.2	0.8	130.7	0.2	1.0
			Indicated	5.9	0.3	0.1	11.1	0.3	0.1
			Measured + Indicated	105.2	0.3	0.8	141.8	0.3	1.1
			Inferred	—	—	—	—	—	—
	Cooke 4	TSF Surface	Measured	—	—	—	—	—	—
			Indicated	34.4	0.3	0.3	45.3	0.3	0.4
			Measured + Indicated	34.4	0.3	0.3	45.3	0.3	0.4
			Inferred	—	—	—	—	—	—
Total Measured + Indicated				205.2	0.3	1.8	273.4	0.3	2.3
Grand total				205.2	0.3	1.8	273.4	0.3	2.3

Mineral Resources Exclusive of Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Cooke				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Cooke	TSF Surface	Measured	60.3	0.3	0.5	79.3	0.3	0.7
			Indicated	5.3	0.4	0.1	7.0	0.4	0.1
			Measured + Indicated	65.6	0.3	0.6	86.3	0.3	0.8
			Inferred	—	—	—	—	—	—
	RSO-Millsite	TSF Surface	Measured	95.7	0.2	0.8	130.7	0.2	1.0
			Indicated	—	—	—	—	—	—
			Measured + Indicated	95.7	0.2	0.8	130.7	0.2	1.0
			Inferred	—	—	—	—	—	—
	Cooke 4	TSF Surface	Measured	—	—	—	—	—	—
			Indicated	34.4	0.3	0.3	45.3	0.3	0.4
			Measured + Indicated	34.4	0.3	0.3	45.3	0.3	0.4
			Inferred	—	—	—	—	—	—
Total Measured + Indicated				195.7	0.3	1.7	262.3	0.3	2.2
Grand total				195.7	0.3	1.7	262.3	0.3	2.2
R&R - 137

Gold operations COOKE continued

RSO and Cooke operation gold Mineral Resources reconciliation
Moz
3
2.5
2
1.5
1
0.5
0
2.3
-0.02
0.03
-0.02
-0.001
2.3
-0.6
1.8
-0.1
1.7
Dec 2020 Mineral Resources
Depletions
Survey Error
Double Accounted Millsite 40,41
Clean-up (Re-pulp)
Dec 2021-Inventory
Non-attributable Resources
Dec 2021-Attributable Mineral Resources @ 76%
Discounted for Mineral Reserves
Attributable Mineral Resources Exclusive of Mineral Reserves

Notes:
The -24.4% change year-on-year in the stated Mineral Resources (Inclusive of Mineral Reserves) is attributed to:
–24% decrease (-0.6Moz) due to the change in attributable reporting basis from 100% to 76%.
–-0.02Moz in depletions
–Survey error which accounted for under-reporting in 2020 of 0.03Moz
–Previous double accounting where Millsite Dump 41 was reported for both RSO and Cooke areas (-0.02Moz)
On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is -22.7%.
R&R - 138

Gold operations COOKE continued

Mineral Resources classification maps for RSO and Cooke operations per TSF

27°43'E
27°44'E
26°22'S
26°23'S
0
0,25
0,5km
TN

Ezulwini TSF (Cooke 4)

- Surface Drillholes

Mineral Resources Classification

Indicated

27°45'E
27°46'E
26°15'S
0
0,25
0,5km
TN

Cooke 2 TSF

- Surface Drillholes

Mineral Resource Classification

Measured

Indicated

27°41'E
27°42'E
27°43'E
26°8'S
Buttress Dump 39
Dump 39
Dump 41
Valley Dam
Dump 38
Dump 40
0
0,25
0,5km
TN

Millsite Complex

- Surface Drillholes

TSF

Mineral Resources Classification

Measured

Indicated

27°42'40"E
27°42'50"E
27°43'0"E
27°43'10"E
26°10'50"S
26°11'0"S
0
0,1
0,2km
TN

Lindum TSF

- Surface Drillholes

TSF

Mineral Resources Classification

Indicated

R&R - 139

Gold operations COOKE continued

Modifying factors in converting Mineral Resources to Mineral Reserves

Parameter	Unit	2021	2020
Mineral Reserve Pay Limit	g/t	0.27	0.28
Plant Recovery Factor (Cooke Plant)%		56.7	56.6
Plant Recovery Factor (Ezulwini Plant)%		84.6	86.0
Classified Gold Mineral Reserve estimate at 31 December 2021

Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Cooke				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		TSF Surface	Proved	—	—	—	—	—	—
			Probable	9.5	0.3	0.1	11.1	0.3	0.1
Grand total Proved + Probable				9.5	0.3	0.1	11.1	0.3	0.1

Cooke operation gold Mineral Reserves reconciliation
Moz
0.1
0.1
0.1
0.0
0.0
0.1
-0.1
0.03
-0.03
0.1
0.1
Dec2020
Depletion
Post Depletion
Attributable Adjustment
Economic Parameters
Dec2021

Notes:
The 14% change year-on-year in the stated Mineral Reserves is attributed to:
–-0.1Moz in depletions
–-0.03Moz due to the change in attributable reporting basis from 100% to 76%
–+0.1Moz (economic parameters) due to the revised status of the tailings deposition capacity in the old pits
R&R - 140

Gold operations COOKE continued

Mineral Reserves classification map for the RSO

27°41'E
27°42'E
27°43'E
26°7'S
26°8'S
Buttress Dump 39
Dump 39
Dump 41
Valley Dam
Dump 38
Dump 40
TN
0
0,25
0,5km

Millsite Complex

- Surface Drillholes
- Dump

Mineral Reserve Category

- Probable

URANIUM AT COOKE
The Cooke uranium Mineral Resources are contained within four historic TSFs situated on the Cooke mineral rights. They are classified as “moveable assets” and as such the right to mine is not tied to the mining right. The uranium Mineral Resources are a by product of gold mining at the historic Cooke operations. These surface uranium Mineral Resources represents a key strategic opportunity due to the proximity of the existing Cooke and Ezulwini gold and uranium processing plants. A new study has been initiated to determine the optimal extraction strategy.

Classified Uranium Mineral Resource estimate at 31 December 2021

Mineral Resources
				31 December 2021			31 December 2020
URANIUM	Southern Africa			Tonnes	Grade	U3O8	Tonnes	Grade	U3O8
COOKE				(Mt)	(kg/t)	(Mlb)	(Mt)	(kg/t)	(Mlb)
Exploration	Cooke	TSF Surface	Measured	60.3	0.2	24.7	79.3	0.2	32.5
			Indicated	5.3	0.1	1.4	7.0	0.1	1.8
			Measured + Indicated	65.6	0.2	26.1	86.3	0.2	34.3
			Inferred	—	—	—	—	—	—
	Cooke 4	TSF Surface	Measured	—	—	—	—	—	—
			Indicated	34.4	0.1	6.2	45.3	0.1	8.1
			Measured + Indicated	34.4	0.1	6.2	45.3	0.1	8.1
			Inferred	—	—	—	—	—	—
	RSO-Millsite	TSF Surface	Measured	95.7	0.0	6.7	130.7	0.0	9.3
			Indicated	—	—	—	—	—	—
			Measured + Indicated	95.7	0.0	6.7	130.7	0.0	9.3
			Inferred	—	—	—	—	—	—
Total Measured + Indicated				195.7	0.1	39.0	262.3	0.1	51.7
Grand total				195.7	0.1	39.0	262.3	0.1	51.7
Note: The year-on-year decrease of 24% in the total Mineral Resources was due to the change in attributable reporting basis from 100% to 76%
R&R - 141

Gold operations COOKE continued

HISTORY AND OPERATIONAL STATISTICS
•In 1889, the Randfontein Estates Gold Mining Company Limited (REGM) was established
•The Cooke No. 1, No. 2 and No. 3 Shaft operations were established as sections of REGM between 1971 and 1981
•In 1997, the Cooke No. 4 Shaft was purchased by REGM, but subsequently sold to Harmony Gold Mine Limited in 2000
•The Cooke 4 shaft was subsequently acquired in 2005 by Simmer and Jack Limited (as the Ezulweni Mining Company Pty Ltd) (EMC), which commenced constructing a new gold and uranium plant. Simmer and Jack Limited then sold its 90% interest in EMC to First Uranium Limited
•In 2007, Harmony and Pamodzi acquired the Cooke operations from Randfontein Estates Limited in a special purpose vehicle called Rand Uranium (Pty) Limited
•Gold One International Limited acquired Rand Uranium in 2007
•In 2012, Gold One acquired 100% of EMC
•Sibanye Gold acquired Rand Uranium and EMC from Gold One in May 2012
•The Cooke No. 4 Shaft underground operations were suspeneded during 2016 and the uranium plant placed under care and maintenance.
•During 2017, the Cooke 1-3 underground operations were placed under care and maintenance. The processing of third-party toll material commenced at the Ezulwini Plant

Operational Statistics	2019	2020	2021
Underground tonnes milled (kt)	75	0	0
Underground yield (g/t)	0.43	N/A	N/A
Surface tonnes milled (kt)	4,253	4,569	4,642
Surface yield (g/t)	0.3	0.26	0.25
Annual Au production - Underground (koz)	1	N/A	N/A
Annual Au production - surface (koz)	40	38	37
Total Annual Au production (koz)	42	38	38
Operating cost underground (R/t)	221	N/A	N/A
Operating cost surface (R/t)	143	155	174
Total capital expenditure (Rm)	0	0	0
AISC (R/kg)	520,497	661,422	742,979
AISC (US$/oz)	1,120	1,250	1,562
Note: AISC calculated based on Oz sold
R&R - 142

Gold operations continued

DRDGOLD

PROPERTY DESCRIPTION
DRDGOLD is a JSE-listed tailings reprocessing organisation that operates the Ergo Mining (Pty) Ltd (Ergo) and Far West Gold Recoveries (Pty) Ltd (FWGR) operations focused on recovering gold from the retreatment of historic gold operation surface tailings facilities.
•The Ergo plant, and its associated TSFs are located 70km east of Johannesburg in the Gauteng province and are accessed via the N17 Johannesburg-Springs highway, near Benoni and Brakpan
•The Knights plant is located 25km east of Johannesburg, off the R29 Main Reef Road
•The Driefontein 2 metallurgical plant is located 30Km south west of Johannesburg, off the N12 highway.
The Ergo and Knights plants. Operate as metallurgical plants, with all treated material deposited onto the Brakpan/Withok TSF. City Deep is a milling plant which operates as a pump/milling station feeding the Ergo and Knights metallurgical plants
The FWGR assets, acquired in 2018 from Sibanye-Stillwater, are situated in the West Rand of the Gauteng province, 30km south west of Johannesburg in the vicinity of Randfontein, Westonaria, Fochville and Carletonville. The FWGR includes historical TSFs with a total area of 4.1km2 and includes the Driefontein 2 metallurgical plant. Material is deposited onto the Driefontein 4 TSF.

R&R - 143

Gold operations DRDGOLD continued

MINERAL TITLE
DRDGOLD’s mining and prospecting rights consist of the Ergo surface rights and mine dumps and FWRGR assets. The necessary agreements are in place for all properties in the LoM plan.
The DRDGOLD FWGR assets, situated at Kloof and Driefontein, have existing mining rights registered under Sibanye-Stillwater. The FWGR assets were acquired from Sibanye-Stillwater in exchange for shares in DRDGOLD. FWGR assets were acquired from Sibanye-Stillwater, in a transaction in which common law ownership was established over the various TSFs. A use and access agreement with Sibanye Gold in terms of which FWGR operates is in place pending the transfer to FWGR of those that are transferable.
The historical TSFs are classified as moveable assets and as such there is no requirement to transfer any part of the mining rights to DRDGOLD. Rehabilitation liability of the TSFs were transferred to the Special Purpose Vehicle (SPV), along with existing environmental funds held by Sibanye-Stillwater.

MINERALISATION CHARACTERISTICS
DRDGOld’s mineral assets are historical gold plant tailings material from the mining of auriferous and uraniferous ore from the gold-bearing, late Archaean (2.7Ga to 3.2Ga), Witwatersrand Basin in the East and West Rand Goldfield.
The composition of a TSF depends on the geochemical make-up of the material being mined and the chemicals used in the mining and extraction process. Further, the internal structure of the TSF reflects the mining strategy and depositional methodologies employed for each operation. The bulk density of tailings material and the lateral and vertical variation in moisture content is a critical factor in the accurate estimation of tonnages. In addition, secondary processes such as metal remobilisation, erosion, weathering, leaching and acid mine drainage can affect the geochemical characteristics of a TSF. Gold can undergo mobilisation within the TSF over time, and hence, may exhibit areas of reconcentration, and even be present in the sub-structure (footprint) soil. These factors can result in a considerable variation in gold content and distribution throughout the TSF and such variation has an impact on final recoveries and projected revenues for the operation.

INFRASTRUCTURE AND EQUIPMENT
Ergo’s assets include multiple TSFs, a 50km pipeline, and tailings deposition facilities including the significant Brakpan/Withok TSF. Sandy material is reclaimed using mechanical front-end loaders, re-pulped with water and pumped to the plant. Tailings are reclaimed hydraulically using high pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills, and Carbon-in-Leach (“CIL”) technology to extract the gold.
At the Ergo plant, material is delivered via two feeder lines from the Elsburg tailings complex, Van Dyk and the 4L30 reclamation sites. A further 0.5Mtpm is delivered from the City Deep area (including 4L2, 3L42 and externally sourced material). Material treated at the Knight plant is deposited onto the Brakpan/Withok TSF shared with the Ergo plant.
At FWGR, the upgraded Driefontein No. 2 Plant currently treats around 0.5Mtpm of material from Driefontein 5 TSF. Tailings is reclaimed hydraulically using high pressure water monitoring guns. The re-pulped slime is pumped to the Driefontein plant and the reclaimed material is treated using screens, cyclones, ball mills, and CIL technology to extract the gold.
The FWGR operations makes use of and require access to Sibanye-Stillwater’s mining infrastructure and related services. FWGR entered into a smelting agreement with Sibanye-Stillwater to smelt and recover gold from gold loaded carbon produced at the Driefontein No. 2 Plant, and deliver the gold to Rand Refinery. In exchange for this service, Sibanye-Stillwater receives a fee based on the smelting costs, plus 10% of the smelting costs.
The Driefontein 4 TSF is a TSF that was converted from an upstream daywall TSF with a capacity of approximately 200ktpm to one of an upstream cyclone depositioning TSF at a capacity of 500ktpm. During the year, the upper compartment was successfully converted to cyclone depositioning. The conversion of the dam to cycloning allows a deposition capacity of 500ktpm until at least the end of 2025, after which it is planned to deposit onto the newly constructed regional TSF.
The book value (100%) of property, plant and equipment for the combine Ergo, and FWGR, as at 31 December 2021 was R2.1bn, no material encumbrances exist on Ergo’s or FWGR’s property.

MINING METHOD
•Hydraulic mining (hydro-mining) is used, with high-pressure water cannons to hydraulically excavate tailings material. A second mining method employed by Ergo is the use of front-end loaders (FEL) to load slimes/sand. The FEL loads directly into a truck, which then transports the ore to the processing plant

R&R - 144

Gold operations DRDGOLD continued

LIFE OF MINE
•Ergo LoM is estimated at 13 years (until 2034) •FWGR has sufficient Mineral Reserves to allow processing of an eventual 1.2Mtpm for approximately 17 years (until 2038)

Mineral processing and capacity
Plant	Design capacity (ktpm)	Operational capacity (ktpm)	Type	Average recovery factor (%)	Material treated
Ergo and Knights Plant	2,100	1,800	CIL	49	Slime/Sand
Driefontein No. 2 Plant	600	500	CIL	53	Slime/Sand

TAILINGS DISPOSAL AND CAPACITY
•Ergo currently deposits tailings on the Brakpan/Withok TSF, which has sufficient capacity for the planned 13 year LoM. Planning for the expansion of the Brakpan/Withok TSF to accommodate higher grade TSFs in the far East Rand area and extend Ergo’s life of mine is currently under way
•FWGR phase one production tailings are deposited on Driefontein 4 TSF, which has sufficient capacity for six years’ production at 500ktpm. To fully exploit the larger FWGR Mineral Resources, feasibility studies have been conducted into the construction of a large, centralised, regional deposition facility

ESTIMATION RISKS
There are no deemed material risks to the Mineral Resource Estimation. The key operational risks that could impact the Mineral Reserves are listed below.
•Eskom power supply constraints and rising electricity prices: The operational power supply is provided by Eskom. The Eskom national power supply and distribution infrastructure is currently stressed resulting in frequent power disruption to industry. At FWGR no alternative power supply arrangements have been put in place and therefore consider the threat of production losses resulting from power disruption to represent a significant production risk. The risk can be largely ameliorated through the use of secondary diesel generation sets
•Water supply: South Africa is a relatively dry area and predictions are that dry conditions will continue. The business of surface retreatment is highly reliant on water as it is used to transport material over large distances and for processing. Reliance is placed on third parties to provide any shortfall in water. Water shortages will also result in higher cost of water that may adversely affect operational and financial results. Currently, adequate water supply will be secured through a combination of harvested return water from the treated tailings, dewatering from local shaft systems and local wellfields
•Lower than forecast plant metallurgical recoveries: The management of low plant recovery risk will be managed through ensuring that optimal grind sizes are prepared by the Driefontein No. 2 Plant and Central Processing Plant (CPP) facilities. This approach has successfully been undertaken on the Driefontein No. 2 Plant where metallurgical recovery improvements have been demonstrated
•Low-grade areas associated with the potential future TSFs: All future TSFs will be evaluated prior to production and where necessary additional sampling and resource modelling will be carried out to confirm the economic viability of the new Mineral Resources areas
•Regional TSF (RTSF) design risk: The main design risk of the RTSF is the effectiveness of the proposed scavenger well system to contain future cyanide groundwater plumes. This system replaces the use of a synthetic liner, installed at the base of the RTSF would be to create a third ‘perched’ aquifer above the current weathered zone aquifer. It provides an elegant solution to cyanide pollution containment and has been demonstrated to operate successfully on other South African TSFs
•Delayed commissioning of key infrastructure including the CPP and the RTSF: Any delays in the future commissioning of the CPP and the RTSF will impact on the proposed eventual ramp up of the operation to its eventually planned 3.0Mtpm treatment capacity. Delays related to the permitting and licencing of the CPP and RTSF facilities are likely and that current production ramp up guidelines will eventually be impacted
•Limited tailings capacity DRDGOLD is a volume-driven business. The large volumes of material that are processed at our operations are deposited on tailings storage facilities
•Social unrest and increased crime: The growing frustration of society due to lack of government service delivery and slow reformative action against unemployment (heightened by the impact of the COVID-19 pandemic) lead to increased protests and conflict, affecting communities in and around our operations. This may result in operational disruptions. The current strained economic and uncertain political environment contribute to the adverse crime trends

R&R - 145

Gold operations DRDGOLD continued

KEY DEVELOPMENTS AND BROWNFIELD PROJECTS
DRDGOLD intends to develop the FWGR assets into a large scale (1.2Mtpm), long life (20 years) operation through a phased approach. Phase one of the development of the assets is in full production. This involves the treatment of Driefontein 5 TSF through the Driefontein No. 2 Plant and deposition on the Driefontein 4 TSF. Phase two of the development of the asset involves the construction of a regional storage facility for treatment of the remaining historical TSFs acquired and with the potential of future expansion into the far west area. Phase two definitive feasibility study was completed in January 2021, however, delays have been experienced with the development of the project as a result of the Department of Water and Sanitation (DWS) rejecting the new design of the regional tailings storage facility proposed. FWGR is now investigating the feasibility of an interim phase to, at considerably reduced capital expenditure, extend and consolidate existing deposition capacity and upgrade the existing Driefontein No. 2 Plant to 1.0Mtpm, doubling its current volume capacity. Ergo is currently evaluating options to increase the deposition capacity of the Brakpan/Withok TSF and a preliminary design for the re-instatement of the Withok compartment of the Brakpan/Withok TSF is underway. The Daggafontein TSF remains an option as an additional TSF.
Classified Gold Mineral Resource estimate at 31 December 2021

Mineral Resources Inclusive of Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
DRDGOLD				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	ERGO	TSF Surface	Measured	137.7	0.3	1.4	150.6	0.3	1.5
			Indicated	290.1	0.2	2.3	190.1	0.3	1.5
			Measured + Indicated	427.8	0.3	3.7	340.7	0.3	3.0
			Inferred	10.8	0.2	0.1	103.9	0.2	0.8
	FWGR	TSF Surface	Measured	117.2	0.3	1.3	117.6	0.3	1.3
			Indicated	—	—	—	—	—	—
			Measured + Indicated	117.2	0.3	1.3	117.6	0.3	1.3
			Inferred	—	—	—	—	—	—
Total Measured + Indicated				545.1	0.3	4.9	458.3	0.3	4.3
Grand total				555.8	0.3	5.0	562.2	0.3	5.1

Mineral Resources Exclusive of Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
DRDGOLD				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	ERGO	TSF Surface	Measured	—	—	—	—	—	—
			Indicated	290.1	0.2	2.3	190.1	0.3	1.5
			Measured + Indicated	290.1	0.2	2.3	190.1	0.3	1.5
			Inferred	10.8	0.2	0.1	103.9	0.2	0.8
Total Measured + Indicated				290.1	0.2	2.3	190.1	0.3	1.5
Grand total				300.9	0.2	2.4	294.0	0.2	2.3

R&R - 146

Gold operations DRDGOLD continued

DRDGOLD gold Mineral Resources reconciliation
Moz
6
4
2
0
5.1
-0.2
5.0
0.04
5.0
-2.6
2.4
Dec2020 Mineral Resources Inclusive of Mineral Reserves
Depletion
Post Depletion
Change in Attributable Interest
Dec2021 Mineral Resources Inclusive of Mineral Reserves
Discounted for Mineral Reserves
Dec2021 Mineral Resources Exclusive of Mineral Reserves

Notes:
The -1.9% change year-on-year in the stated Mineral Resources (Inclusive of Mineral Reserves) is attributed to:
–-0.2Moz in depletions
–Increase in attributable Mineral Resources from 50.1% in 2020 to 50.49% in 2021 (+0.045Moz)
On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is +4.3%.
Modifying factors in converting Mineral Resources to Mineral Reserves

Parameter	Unit	FWGR	Ergo
Mineral Reserves cut-off	g/t	0.13 - 0.18	0.2
Plant recovery factor (TSF)%		53.7	48.9
Classified Gold Mineral Reserves estimate as at 31 December 2021

Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
DRDGOLD				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	ERGO	TSF Surface	Proved	11.7	0.3	0.1	20.1	0.3	0.2
			Probable	126.0	0.3	1.3	130.6	0.3	1.3
			Proved + Probable	137.7	0.3	1.4	150.6	0.3	1.5
	FWGR	TSF Surface	Proved	110.7	0.3	1.2	111.2	0.3	1.2
			Probable	6.5	0.3	0.1	6.4	0.3	0.1
			Proved + Probable	117.2	0.3	1.3	117.6	0.3	1.3
Grand total Proved + Probable				255.0	0.3	2.6	268.2	0.3	2.8
R&R - 147

Gold operations DRDGOLD continued

DRDGOLD gold Mineral Reserves reconciliation
Moz
3
2
1
0
2.8
-0.2
2.7
-0.03
2.6
Dec2020
Depletion
Post Depletion
Attributable Adjustment
Dec2021

Notes:
The 6.8% change year-on-year in the stated Mineral Reserves is attributed to:
–-0.2Moz in depletions
–-0.03Moz from minor changes offset by a change in the attributable percentage from 50.1% to 50.49%

HISTORY AND OPERATIONAL STATISTICS
•Founded in 1895, DRDGOLD remains the oldest listed gold company on the JSE
•DRDGOLD limited (formerly Durban Roodepoort Deep Limited) previously focused on underground gold mining in South Africa, but over time has transformed itself into a world-leading specialist in the recovery of gold from the retreatment of surface tailings
•Ergo was formed in June 2007. Ergo is the surface tailings retreatment operation that consists of what was historically the Crown Gold Recoveries Proprietary Limited (“Crown”), ERPM Cason Dump operation and the ErgoGold business units. On July 1, 2012, Ergo acquired the mining assets and certain liabilities of Crown and all the surface assets and liabilities of ERPM as part of the restructuring of our surface operations
•Sibanye-Stillwater obtained an initial 38% in DRDGOLD through an asset swap deal in 2017, in which it exchanged surface gold processing assets and TSFs for a stake in DRDGOLD
•On July 31, 2018, DRDGOLD acquired certain gold TSFs and surface processing assets. The TSFs included Driefontein 3, Driefontein 5, Kloof 1, Venterspost North, South, Libanon and Driefontein 4. The surface processing assets included Driefontein No. 2 Plant, Driefontein No. 3 Plant, WRTRP pilot plant, and the land owned by Sibanye-Stillwater that was earmarked for the future development of a central processing plant, regional tailings storage facility and return water dam (together, the “WRTRP Assets”) associated with Sibanye-Stillwater’s WRTRP, subsequently renamed FWGR
• In 2020 Sibanye-Stillwater increased its holding in DRDGOLD from 38% to 50.1%, based on the conditions contained in the 2017 agreement, which was increased to 50.49% subsequently in 2021

R&R - 148

Gold operations DRDGOLD continued

Operational Statistics	2019	2020	2021
Surface tonnes milled (kt)	26,418	26,630	29,244
Surface yield (g/t)	0.21	0.20	0.19
Annual Au production - surface (koz)	179	173	181
Total Annual Au production (koz)	179	173	181
Operating cost surface (R/t)	104	110	115
Total capital expenditure (Rm)	82	341	377
AISC (R/kg)	514,932	604,650	665,065
AISC (US$/oz)	1,108	1,143	1,399
Note: AISC calculated based on Oz sold
R&R - 149

Gold development
BURNSTONE
R&R - 150

Gold development BURNSTONE continued

PROPERTY DESCRIPTION
Burnstone is a shallow gold development project, situated near Balfour in the Mpumalanga province, South Africa, 80km southeast of Johannesburg.
The Burnstone project has two established access points into the underground workings: a three-legged decline shaft and vertical shaft, as well as an established metallurgical processing facility.
The project targets the UK9A Kimberley reef orebody, and aims to produce approximately 12kozpm over a 24-year LoM and is scheduled for steady state production by 2030.
Sibanye acquired the development project via its takeover of WitsGold in 2014 and has proceed with limited development and infrastructure upgrades since 2016. Following a detailed, updated study, the Sibanye-Stillwater Board gave approval for the continuation of the construction of the Burnstone project in quarter one 2021.

MINERAL TITLE
Sibanye Gold Eastern Operations (Pty) Ltd is the holder of a mining right in respect of the Burnstone project under DMRE reference number: MP30/5/1/2/2/(248)MR (Burnstone MR). The Burnstone MR is valid from 17 February 2009 to 16 February 2027 in respect of an area totalling 131.36km2, and is located in the Dipaleseng District Municipality (Balfour) in the Mpumalanga Province of South Africa.
An application in terms of Section 11 of the Mineral and Petroleum Resources Development Act 28 of 2002 (MPRDA) was submitted for written consent from the Minister of Mineral Resources and Energy for Witwatersrand Consolidated Gold Resources (Pty) Ltd (Wits Gold) to acquire a controlling interest (100%) in Sibanye Gold Eastern Operations (Pty) Ltd (previously known as Southgold Exploration (Pty) Ltd). Simultaneously, a Section 102 application for the incorporation of prospecting rights adjacent to the Burnstone MR was submitted to the DMRE. The DMRE acknowledged receipt of both applications in 2013. The Section 11 application was granted on the 19th of May 2014, but the Section 102 application is still pending and is yet to be finalised.
All required operating permits have been obtained and are in good standing.

MINERALISATION CHARACTERISTICS
Burnstone is a shallow gold deposit exploiting the UK9A reef of the Kimberley Formation. The UK9A reef is a thin (less than 1 metre), highly channelised and shallow dipping (<10°) conglomerate orebody.

INFRASTRUCTURE AND EQUIPMENT
Burnstone is a shallow trackless / conventional hybrid project in development phase, which was significantly pre developed by previous owners. The project was acquired in 2014 . The planned mining layout was revised with trackless access development and conventional stoping with the aim of being able to negotiate the complex geological structure. Development was halted in 2018 due to capital constraints, with infrastructure upgrades continuing until 2021 when the decision was taken to resume development.
The mine is accessible via an existing decline shaft and an equipped vertical shaft. To access the down-dip extents of the orebody a number of declines have been planned and development is progressing. Underground infrastructure includes the shaft, silos, conveyors, chutes and rock breakers on the main rock handling levels at the shaft, loading boxes in the shaft, workshops, clarification and pumping systems, water dams and electrical reticulation and communication systems. Excavations include pump stations, settlers, declines, horizontal drives and stoping infrastructure. There is a limited fleet of underground trackless mining machines (TMM) including one roof bolter, one dump truck, one development rig, one long hole rig, two LHDs, two graders, utility vehicles, Manitou forklifts, and LDVs. Provision is made in the capital requirements to complete the infrastructure, re-equip the TMM fleet and for the installation of declines and chairlifts to access production below the current infrastructure. Production and development drilling are by hydropower and power packs.
All surface infrastructure to support the underground mining is in place or has been planned in the LoM with an appropriate capital estimate. The current trackless fleet, which will be used to develop, has been scheduled for replacement or refurbishment in the LoM capital estimate. A mineral processing plant is situated next to the vertical shaft where the bulk of the tonnage will be hoisted. It is currently on care-and-maintenance and will be started after a year of mining when a suitable stockpile has been established. A TSF has also been established a short distance from the processing facility. Other surface infrastructure at Burnstone includes the headgear and winders, primary ventilation fans, compressors, the processing plant, office blocks, training centre, workshops and stores, lamp room, change house, stores and store yards. There are also established roads, a sewage treatment plant, potable water plant and surface water reticulation. Electrical infrastructure consists of a main incoming substation and surface reticulation. The mine is using the Pragma CMM System for maintenance management. The book value of property, plant and equipment, as at 31 Dec 2021 was R2.48bn.

R&R - 151

Gold development BURNSTONE continued

Hoisting and production capacities
Operating Shaft (No)	Operating capacity (ktpm)	Peak planned production (ktpm)*
Burnstone	165.0	154
*At peak in 2028

MINING METHOD
Hybrid of conventional selective scattered breast mining with scraper cleaning, together with mechanised footwall infrastructure

LIFE OF MINE
24 years (until 2045) based on current Mineral Reserves

Mineral processing and capacity
Plant	Design capacity (ktpm)*	Operational capacity (ktpm)	Type	Average recovery factor (%)	Material treated
Burnstone Plant	125	125	CIL	96	UG Ore
*175kt with addition of extra mill

TAILINGS DISPOSAL AND CAPACITY
There is one TSF with a capacity of 24.1Mt, which is a surplus of 3.5Mt over LoM requirements.

ESTIMATION RISKS
The key risk relating to the Mineral Resource Estimation relates to the fact that the UK9A is a highly channelised deposit, which will require the accurate delineation and selective mining of the higher grade pay-shoots. This risk has been ameliorated by adopting a novel approach to the estimation that relies on a population grade distribution.
 The key operational risks that could impact the Mineral Reserves are listed below.
•Housing / Accommodation shortage: Burnstone is not situated in an area where skilled mining labour is readily available and the company has implemented a plan, as far as practically possible, to recruit and train labour from local communities.
•Geological risk: The orebody is channelised, with large areas only being 30% payable. In addition, the orebody is structurally complex, with an anticline, a major sill and numerous large faults present. As a result, an intensive exploration drilling programme, as well as closely spaced raise lines, are an integral part of the extraction plan to ensure sufficient payable ground is continually available for mining.
•Availability of Trackless Mechanised Machines (TMM): TMM are imported and are affected by global supply chain issues at present. Orders are placed timeously, and the development plan is continually optimised in line with the availability of equipment.
•Power supply interruptions and cost increases: Eskom (the national power supplier) has proven to be unreliable over recent years, causing loss of power supply at certain times and having tariff increases above inflation. The operation has emergency generators available for evacuation if required and conducts load shifting in order to optimise available power supply. New initiatives are continuously implemented to reduce demand and the Group is expanding its portfolio of renewable energy projects.

KEY DEVELOPMENTS AND BROWNFIELD PROJECTS
In the first quarter of 2021 the Sibanye-Stillwater Board gave approval to restart the Burnstone project, following the completion of the revised mining study. The project has current Mineral Reserves of approximately 2.6Moz, and will target steady state production of approximately 90ktpm (~0.14Moz) within eight years.

R&R - 152

Gold development BURNSTONE continued

Classified Gold Mineral Resource estimate at 31 December 2021

Mineral Resources Inclusive of Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Burnstone				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Development		Underground	Measured	1.1	6.2	0.2	1.1	6.2	0.2
			Indicated	25.5	5.6	4.6	25.5	5.6	4.6
			Measured + Indicated	26.6	5.7	4.8	26.6	5.7	4.8
			Inferred	31.5	4.2	4.3	31.5	4.2	4.3
Total Measured + Indicated				26.6	5.7	4.8	26.6	5.7	4.8
Grand total				58.1	4.9	9.1	58.1	4.9	9.1

Mineral Resources Exclusive of Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Burnstone				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Development		Underground	Measured	0.3	13.8	0.1	0.4	10.2	0.1
			Indicated	5.8	11.5	2.1	9.0	8.7	2.5
			Measured + Indicated	6.0	11.6	2.2	9.4	8.7	2.6
			Inferred	31.5	4.2	4.3	31.5	4.2	4.3
Total Measured + Indicated				6.0	11.6	2.2	9.4	8.7	2.6
Grand total				37.5	5.4	6.5	41.0	5.3	6.9

Burnstone Project gold Mineral Resources reconciliation
Moz
10
8
6
4
2
0
9.1
-2.6
6.5
Dec2021 Mineral Resources Inclusive of Mineral Reserves
Discounted for Mineral Reserves
Dec2021 Mineral Resources Exclusive of Mineral Reserves

Notes:
There are no changes year-on-year for the Burnstone Mineral Resources inclusive of Mineral Reserves.
The final Mineral Resources Exclusive of Mineral Reserves are 6.5Moz and show a decrease of 5.8%. This is as a result of the optimisation of the Mineral Reserve and extension of the LoM to 24 years.
R&R - 153

Gold development BURNSTONE continued

Burnstone Mineral Resources - grade tonnage curve
60
40
20
0
Tonnes (Mt)
2,000
1,600
1,200
800
400
cm.g/t
360
390
400
500
600
700
750
800
900
950
1000
1100
1200
1300
1400
1500
Cut-Off Value (cm.g/t)
Tonnes
Value

Mineral Resources classification map for the Burnstone development project
R&R - 154

Gold development BURNSTONE continued

Grade control and definition drilling summary

	Planned 2022		Actual 2021		Actual 2020
OPERATION – BURNSTONE	Drilled (m)	Expenditure (Rm)	Drilled (m)	Expenditure (Rm)	Drilled (m)	Expenditure (Rm)
Grade control and ore definition	9,150	7.17	0	0	0	0
Total	9,150	7.17	0	0	0	0
Modifying Factors (Underground) in converting Mineral Resources to Mineral Reserves

Parameter	Unit	2021	2020
Average Mined Value (over LoM)	(cm.g/t)	577	591
Waste Mining Percentage	(%)	3.0	3.0
Mine Call Factor	(%)	86.0	85.7
Plant Recovery Factor	(%)	96.0	96.0
Development to Mill	(%)	11.7	19.1
Survey Discrepancy	(%)	0.0	0.0
Resource Channel Width	(cm)	54	55
Average Stoping Width	(cm)	111	110
Average Weighted Resource cut-off	(cm.g/t)	450	450
Mineral Reserves Pay Limit (Year 1)	(cm.g/t)	560	530
Classified Gold Mineral Reserve estimate at 31 December 2021

Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Burnstone				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Proved	—	—	—	0.9	3.6	0.1
			Probable	20.6	3.9	2.6	17.7	3.7	2.1
Grand total Proved + Probable				20.6	3.9	2.6	18.6	3.7	2.2

Burnstone Project gold Mineral Reserves reconciliation
Moz
3
2
1
0
2.2
0.4
2.6
Post Depletion
Area Inclusions/Exclusions
Dec2021

Notes
The +19% change year-on-year in the stated Mineral Reserves is attributed to:
–+0.4Moz in area inclusions as a result of tail optimisation to 24 years through a revised mining mix
R&R - 155

Gold development BURNSTONE continued

Mineral Reserves classification map for the Burnstone development project

HISTORY AND OPERATIONAL STATISTICS
•Gold was first discovered within the South Rand Basin in outcrops of the Kimberley reef in 1887. Early exploration in this basin focused on the outcrops of the Kimberley reef and led to the establishment of several small mines around its shallow rim. These mines operated between 1892 and 1962, and produced approximately 45,700 oz between them. The demise of these mines was due to a structural complexity and a lack of continuity in grade
•In the 1970s, a steep rise in the gold price sparked renewed interest in the South Rand Basin, with Union Corporation/Gencor and Anglovaal conducting fairly extensive drilling programmes between 1974 and 1993
•Southgold Exploration (Pty) Ltd (Southgold), incorporated in 2000, drilled an additional 18 holes to 2002. These were primarily within the current Burnstone MR
•In November 2002, Great Basin Gold (GBG) acquired 100% of Southgold and immediately embarked on an extensive surface diamond drilling programme. Until September 2012, they drilled a further 374 holes, either within or near the current Burnstone MR. In May 2006 they completed a positive final feasibility study
•Construction of the Burnstone decline shaft started in July 2006 and this 2.8km-long tunnel intersected the Kimberley Reef in June 2009. In 2008, Burnstone was granted a new order mining right
•In late 2012, Southgold was placed in a business rescue process, in terms of which Witwatersrand Gold Mining Company Limited (WitsGold) was awarded an option to acquire this company
•Sibanye-Stillwater, following its takeover of WitsGold in 2014, exercised the option to acquire Burnstone and proceded with limited development and infrastructure upgrades in 2016.
•In 2017, Sibanye submitted a Section 102 to incorporate various prospecting rights into the Burnstone MR
•A decision to proceed with development of the mine was made in quarter one 2021

Operational Statistics	2019	2020	2021
Underground tonnes milled (kt)	0	0	0
Surface tonnes milled (kt)	0	0	0
Total capital expenditure (Rm)	49	6	186

R&R - 156

Gold exploration
SOUTHERN FREE STATE (SOFS)
R&R - 157

Gold exploration SOUTHERN FREE STATE (SOFS) continued

PROPERTY DESCRIPTION
SOFS is an advanced stage exploration project, including the Bloemhoek, De Bron-Merriespruit (DBM), Robijn, Merriespruit and Hakkies areas, situated close to Virginia in the Free State province of South Africa adjacent and contiguous to the Beatrix operation.

MINERAL TITLE
SOFS holds various mining rights including De Bron Merriespruit Ref No FS30/5/1/2/2/10005 MR to extract gold, silver and uranium from a 170.22km2 area. The right was granted on 25 February 2014 and executed on 14 June 2017. Registration of the SOFS MR at the Mineral and Petroleum Titles Registration Office remains outstanding. An application was submitted in terms of Section 102 of the MPRDA on 30 November 2018 to include various properties, including Merriespruit, into the SOFS MR area. The relevant Section 102 application is yet to be finalised.
Sibanye-Stillwater submitted an application in terms of Section 25(2)(b) of the MPRDA to the DMRE in the name of WitsGold for the extension of the period to commence mining activities, as mining activities had not commenced on the SOFS MR within 180 days after execution of the right. The above mentioned application in terms of Section 25(2)(b) of the MPRDA was initially refused. However, an appeal has been lodged against the refusal of the application in terms of Section 96 of the MPRDA; the appeal has yet to be finalised. This is not deemed material due to the fact that no Mineral Reserves are declared at SOFS.

MINERALISATION CHARACTERISTICS
Four primary reef horizons containing gold and uranium are present on well-defined regional unconformities in the SOFS area. These include the Beatrix/VS5, Aandenk, B, and Leader reefs, all of which have been mined extensively in the southern Free State Goldfields. The four reefs are developed within a 20m to 40m stratigraphic interval on the DBM property and are preserved at depths of between 500m and 1,200m below surface. The Beatrix/VS5 and AAR constitute the principal economic orebodies, while the less extensive Leader and B reefs are regarded as secondary reefs. The reefs are generally characterised by shallow dips of between 10° and 25° and a thickness of 60cm to 210cm.

KEY DEVELOPMENTS
The Beatrix No. 3 Shaft depth extension below 26 Level, which could extend into the Bloemhoek area of SOFS, is under assessment. A PFS was completed in 2019 which indicated the feasibility for inclusion into the Beatrix LoM. A positive definitive feasibility study (DFS) has been completed for this project but, subject to project approval for construction, has not been included in the Mineral Reserves.
The DBM Project, for a which a historical PFS was completed, was previously included in the Mineral Reserves, but has been excluded from the declaration, as at 31 December 2021 pending an updated PFS.

Classified Gold Mineral Resource estimate at 31 December 2021

Mineral Resources Inclusive of Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
SOFS				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Exploration	Bloemhoek	Underground	Measured	—	—	—	—	—	—
			Indicated	27.4	4.7	4.2	27.4	4.7	4.2
			Measured + Indicated	27.4	4.7	4.2	27.4	4.7	4.2
			Inferred	0.9	4.9	0.1	0.9	4.9	0.1
	De Bron	Underground	Measured	—	—	—	—	—	—
	Merriespruit		Indicated	16.7	4.2	2.3	23.0	4.5	3.3
			Measured + Indicated	16.7	4.2	2.3	23.0	4.5	3.3
			Inferred	3.1	3.2	0.3	5.3	4.2	0.7
Total Measured + Indicated				44.1	4.5	6.4	50.4	4.6	7.5
Grand total				48.1	4.4	6.9	56.6	4.6	8.3
R&R - 158

Gold exploration SOUTHERN FREE STATE (SOFS) continued

Mineral Resources Exclusive of Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
SOFS				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Exploration	Bloemhoek	Underground	Measured	—	—	—	—	—	—
			Indicated	27.4	4.7	4.2	27.4	4.7	4.2
			Measured + Indicated	27.4	4.7	4.2	27.4	4.7	4.2
			Inferred	0.9	4.9	0.1	0.9	4.9	0.1
	De Bron	Underground	Measured	—	—	—	—	—	—
	Merriespruit		Indicated	16.7	4.2	2.3	9.5	3.9	1.2
			Measured + Indicated	16.7	4.2	2.3	9.5	3.9	1.2
			Inferred	3.1	3.2	0.3	4.9	3.6	0.6
Total Measured + Indicated				44.1	4.5	6.4	36.9	4.5	5.4
Grand total				48.1	4.4	6.9	42.6	4.4	6.1

SOFS Project gold Mineral Resources reconciliation

10
8
6
4
2
0
Moz
8.3
-1.4
6.9
Dec2020 Mineral Resources Inclusive of Mineral Reserves
Merriespruit Mineral Resource
Dec2021 Mineral Resources Inclusive of Mineral Reserves

Notes:
The -16.9% change year-on-year in the stated Mineral Resources is attributed to:
–the removal of the Merriespruit Mineral Resources from the DBM Mineral Resources due to the pending Section 102 (-1.4Moz)
On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is +13.1%, due to the removal of DBM from the Mineral Reserves Estimate.
R&R - 159

Gold exploration SOUTHERN FREE STATE (SOFS) continued
Mineral Resources classification maps for the Southern Free State exploration project per reef
Classified Gold Mineral Reserve estimate at 31 December 2021

Mineral Reserves
				31 December 2021			31 December 2020
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
SOFS				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Exploration	De Bron	Underground	Proved	—	—	—	—	—	—
	Merriespruit		Probable	—	—	—	15.3	4.3	2.1
Grand total Proved + Probable				—	—	—	15.3	4.3	2.1
Notes: The major change year-on-year has been that no Mineral Reserves are declared in 2021, pending an update to the PFS
R&R - 160

EUROPE
GREEN METALS EXPLORATION	162
LITHIUM	162
Keliber	162

R&R - 161

Green metals exploration
LITHIUM
KELIBER

23°15'
23°30'
23°45'
24°
63°45'
Kokkola
Isokylä
Vaasantie
Kotkamaa
Korkeahuhta
Jyväskyläntie
Rasmus
Hassis
Säka
Ventjärvi
19 m
39 m
70 m
52 m
Kleemola
Passoja
Vahajoki
Hilli
Kokkola
Välikylä
Rimpilä
Jolkka
Alikylä
Ullavantie
Ullava
Jääskä
Nedervetil
Brännkär
Merjärv
Kaitfors
Storträsk
Ullavanjoki
Outovesi
Syväjärvi
Rapasaari
Emmes
Emmes
Loulus
Viitavesi
Kronoby
Gåsjärv
Pirttiniemi
Snåre
Jöussen
Bäckby
Sandbacka
Kulan
Hanhikoski
Jylhä
Sepänkylä
Koskela
Toholammintie
Viitasalo
Länttä
Haapala
Törback
Länttä
Neverbacka
Rahkonen
Naatinkioja
Vintturi
Ali-Kola
Kola
Kaustinen
Viiperi
Nikula
Perhonjoki
Kolam
Hästbacka
Sunabacka
Sandkulla
Kaussenkangas
Toholammintie
FINLAND
Helsinki
Saint Petersburg
Tallinn
National Land Survey of Finland, Esri, HERE, Garmin, FAO, NOAA, USGS, Esri, USGS
National Land Survey of Finland, Esri, HERE, Garmin, METI/NASA, USGS, Esri, NLS, NMA, USGS
TN
0 3 6km
0 3 6Miles
Finland ETRS - TM35FIN
Mining permit
Mining permit appl.
Mining permit (Mining act 503/1965)
Expl. permit
Expl. permit appl.
Lithium Deposits
Roads
Railways

PROPERTY DESCRIPTION
The Keliber Lithium Project is an advanced stage exploration project, currently undergoing DFS level studies. It is located in the Central Ostrobothnian area, Kaustinen, Kokkola and Kruunupyy municipalities, Western Finland. The planned open pit and underground mining operation targets the spodumene-rich Syväjärvi and Rapasaari pegmatite deposits.
Keliber has defined Mineral Resources in six separate deposits. The Keliber deposits are all within 25km of the village of Kaustinen. Access to all project areas is via local roads and a network of forestry tracks that are readily accessible by light vehicle and trucks for most of the year.
Sibanye-Stillwater has a 26.6% stake in Keliber Oy (Keliber), the Finnish mining and chemical company that owns and manages the project and has an option to increase its share in the project to over 50% by financing an appropriate share of the project development costs of the Keliber project. Tranche 3 investment of Euro5 million during March 2022 increased the % holding to approximately 30%.

MINERAL TITLE AND FUTURE PERMITTING REQUIREMENTS
Keliber has three mining permit (7.09km2)and fifteen exploration permit areas covering a total area of 30.38km2, for the element lithium. The Rapasaari mining permit was granted in early 2022 and is not legally valid yet. Three of the exploration permits (3.92km2) are being appealed and are not legally valid yet. In addition there are a further twenty three exploration permits (121.3km2) under application.
All the exploration and mining permit, accept fir the ones under application, are either valid or granted, and all tenures are in good standing. The expiry date for the exploration permits varies between 2023-2025. Renewal is however, possible under standard conditions under the Finnish Mining Act.

R&R - 162

Green metals exploration LITHIUM: KELIBER continued

GEOLOGY AND MINERALISATION CHARACTERISTICS
The Kaustinen Lithium pegmatite area occurs in the Paleoproterozoic Pohjanmaa Schist Belt. Lithium mineralisation in the region is hosted within spodumene bearing pegmatite intrusions. Mineral Resources have been delineated in six deposits.
The spodumene rich pegmatite veins varies in thickness between 1m and 20m. Pegmatites in this region have been classified into the albite-spodumene subgroup of the Li, Cs, Ta pegmatite family and are typically coarse grained, light colored and mineralogically similar. Spodumene is the only economic mineral identified in the pegmatite veins. Columbite-tantalite is an important accessory mineral having potentially some economic significance. At most of the deposits, no weathering is observed; however, at the Rapasaari deposit, partial weathering or fracture oxidation occurs to a depth of 20m to 30m. At each deposit, bedrock is covered by sandy till and peat with a mean thickness of about 5m.

Keliber region surface geology map

23°40'
23°50'
24°
24°10'
63°40'
63°35'
Norppa
Alikylä
Jääskä
Ullava
Outovesi
Syväjärvi
Emmes
Emmes
Rapasaari
Sepänkylä
Koskela
Toholammintie
Viitasalo
Ullavanjarvi
Haapala
Törbacka
Läntta
Läntta
Pirttiniemi
Hanhikoski
Jylhä
Köyhäjoki
Kaustisentie
Neverbacka
Rahkonen
Vintturi
Toholammintie
Naatinkioja
Nikula
Ali-Kola
Kola
Kaustinen
Perhonjoki
TN
0
5
10km
National Land Survey of Finland, Esri, HERE, Garmin, METI/NASA, USGS

Keliber Permits

Lithium Deposits

Roads

Bedrock

Gabbro and diorite (1.89 - 1.89 Ga)

Granite (~1.88 Ga)

Granodiorite, tonalite and quartz diorite (1.89 - 1.87 Ga)

Intermediate and felsic metavolcanic rocks with metasedimentary intercalations

Mafic metavolcanic rocks

Mafic metavolcanic rocks (~1.90 Ga)

Mica gneisses and mica schists with black schist intercalations

Mica schists, intercalated arkosites and conglomerates

<all other values>

Keliber typical drill and geological section – Rapasaari deposit
R&R - 163

Green metals exploration LITHIUM: KELIBER continued

KEY DEVELOPMENTS AND INTENTIONS
The original DFS, dated 2018, envisaged the production of lithium carbonate. Following further market studies, the production of battery grade lithium hydroxide monohydrate (LiOH-H2O) is now envisaged.
An update of the definitive feasibility study is in progress and scheduled for finalisation during the first quarter of 2022.
The planned operations include an open pit and underground lithium mine, a concentrator plant in Kaustinen, and a lithium hydroxide plant in Kokkola. The planned annual production is 15,000 tonnes of battery grade lithium hydroxide. Subject to a positive DFS update, and successful financing, Keliber aims to start production in 2024. As part of the mining permitting process, an EIA process is currently in process, aiming to establish the necessary environmental, mining permit, water abstracting and discharging and mining safety license requirements to enable the construction of the mine. Other work streams relate to securing the required funding to ultimately construct the mining operation.

Classified Lithium PGM Mineral Resource estimate as at 31 December 2021

Mineral Resources
			31 December 2021
LITHIUM	Europe		Tonnes	Li2O	Li2O	LCE	LCE
			(Mt)	(%)	(Kt)	(%)	(Kt)
Exploration	Keliber	Measured	1.1	1.2	13.5	2.9	33.3
		Indicated	2.4	1.0	25.1	2.5	62.0
		Measured + Indicated	3.6	1.1	38.6	2.7	95.3
		Inferred	0.4	0.9	4.0	2.2	9.8
Grand total			4.0	1.1	42.5	2.6	105.1
Notes:
•This is a maiden disclosure for Sibanye-Stillwater, so no year-on-year comparisons
•LCE (Lithium Carbonate Equivalent) is derived from in the situ Li2O % concentration by applying a multiplication factor of 2.473
•Mineral Resource has been reported at a 0.5% Li2O lower cut-off grade to reflect assumed exploitation by open pit mining
•Li price assumption for the overall project ranged between US$10,443/t and US$14,334/t LiCO3
R&R - 164

AUSTRALIA
GREEN METALS OPERATIONS	166
ZINC	166
New Century	166

R&R - 165

Green metals operations
ZINC
NEW CENTURY

NORTHERN TERRITORY
QUEENSLAND
Burketown
Karumba
0 150km
Dept.of Environment and Science, Esri, HERE, Garmin, FAO, NOAA, USGS, Esri, USGS
138°40'
138°50'
138°30'
-18°
-18°30'
-18°40'
-18°50'
Mackenzie Creek
Caroline Creek
Jenny Creek
259 m
211 m
Hetzer Creek
Widdallion Creek
Gorge Creek
EPM 26722
Little Archie Creek
Archie Creek
Wills Road
EPM 10544
Lawn Hill
Riversleigh Road
Louie Creek
Pit
East Fault Block
Process Plant
South Block
Silver King
Tailings
Mitton Creek
ML 90045
Century Tailings
Coglan Creek
Archie Creek
243 m
Lily Creek
299 m
Spring Creek
ML 90058
Watson's Lodge
Louie Creek
EPM 10544
0 5km
TN
Department of Resources, Dept.of Environment and Science, Esri, HERE, Garmin, METI/NASA, USGS, Esri, Geoscience Australia, NASA, NGA, USGS
Little
Tenement Boundary
EPM 10544
EPM 26722
ML 90045
ML 90058
Roads
Electric Power Lines

R&R - 166

Green metals operations ZINC: NEW CENTURY continued

INTRODUCTION AND BRIEF DESCRIPTION
The Century mine is a tailings reprocessing operation located at Lawn Hill, 250km north-west of Mount Isa in the Lower Gulf of Carpentaria, Queensland, Australia.
The Century mine began open-pit production in 1999 and was one of the largest zinc mines in the world. Following the depletion of the original ore reserve, the mine was put on care and maintenance in 2016. New Century acquired the operation in 2017 from MMG Ltd, focusing on reprocessing the historic mine tailings.
In October 2021, Sibanye-Stillwater acquired a 19.99% shareholding in New Century Resources Limited.

MINERAL TITLE
The Century TSF lies within the mining lease ML90045, which is owned by Century Mining Limited, a solely owned subsidiary of New Century Resources. The tenure of ML90045 is currently in good standing. There are also one further ML and two exploration permits granted.
•ML90045, Century Mine, granted 19/09/1997, expiring on 18/09/2037, for 146.88 km2
•ML90058, Century Mine, granted 19/09/1997, expiring on 18/09/2037, for 84.96 km2
•EPM10544, Lawn Hill, granted 23/06/1995, expiring on 31/12/2016, for 368 km2
•EPM26722, Lawn Hill, granted 25/09/2017, expiring on 24/09/2023, for 158km2

GEOLOGY AND MINERALISATION CHARACTERISTICS
A single substantial tailings deposit exists at Century, generated from 16 years of large-scale operations from the Century open pit zinc mine. Substantial recoverable zinc mineralisation exists due to the historical focus on throughput maximisation as opposed to recovery maximisation.
The in-situ Century deposit consists of sediment hosted stratiform Zn-Pb-Ag mineralisation hosted within a sequence of shale, siltstone and sandstone marine sediments. The deposit is dislocated by faulting, and unconformably overlain by up to 100m of Cambrian limestones in the north. The mineralized units extended 1500 m north to south, and 1500 m east to west. Mineralisation outcropped at surface (South Block) and extended to a maximum depth of 310 m. The mineralised sequence has a thickness of approximately 40m; it is fault-bound to the north and south, and truncated by erosional unconformities in the east and west, and is a synclinal tabular body in geometry.
The large-scale Century deposit is located in the middle of a 20km diameter cluster of smaller high-grade vein-breccia lodes. Over 40 of these lode targets have been recorded to date, with the largest being the already defined Silver King Deposit. Beyond the significant tailings resource, three in-situ resources have been defined.
The remaining South Block mineralization is an elongated tabular body that is approximately 1km in length, between 80m and 150m wide, and approximately 30m thick. The South Block mineralization is visible in the southern wall of the Century Open Pit, and ranges from 20m to 218m below natural surface.
Discovered in 1897, Silver King had a rich history of small scale mining until 1961, having been accessed by 15 shafts and associated underground workings to a depth of approximately 60m. The Silver King mineralisation consists of a series of moderately to steeply dipping quartz-galena-sphaleritesiderite veins associated with a NE trending dextral strike-slip fault. Further sphalerite and galena mineralisation occurs within shale hosted breccia also associated with the veins.
The East Fault Block is a small deposit located 35m below the surface of the run-of-mine stockpile area at the mine site and extends to a depth of 112m.
The Watsons Lode deposit occurs ~10km south of the Century deposit, also within the Burketown Mineral field, and consists of a series of steeply dipping quartz-galena-sphalerite-siderite hydrothermal veins associated with a northeast trending sinistral strike-slip fault. Mineralisation is structurally controlled, being focused in dilatant zones associated with fault flexures. As such, the veins display well developed breccia textures, with abundant quartz and carbonate veining.

R&R - 167

Green metals operations ZINC: NEW CENTURY continued

INFRASTRUCTURE AND EQUIPMENT
Key equipment includes: Primary crushing facilities, grinding facilities consisting of one SAG mill and two balls mills; fifteen ultrafine sand mills; a conventional froth flotation circuit, Full site laboratory capable of handling all exploration and plant samples; and Equipment workshops and stores for all mobile and fixed plant maintenance.

Lawn Hill also has a 400-man camp (including wet/dry mess, recreational facilities and water treatment facilities) and its own private airport with sealed runway (suitable for medium-sized jet aircraft).

MINING METHOD
Top down hydraulic mining.

LIFE OF MINE
6 years, up to 2027 based on available historic tailings material, with upside from fresh ore.

MINERAL PROCESSING AND CAPACITY
The historic Lawn Hill Processing Plant, a 7.0Mtpa capacity hard rock processing plant, has been refurbished to process up to 12Mtpa of tailings. The plant also has latent capacity to process up to 1Mtpa of hard rock ore concurrently with tailings.

TAILINGS DISPOSAL AND CAPACITY
The existing, historical Century Mine open pit workings has been licensed as a TSF to deposit the reprocessed tailings. Sufficient capacity exists for the LoM.

ESTIMATION RISKS
No Mineral Resource risk exists. The only material Mineral Reserve risks relates to metallurgical recoveries, input costs, climatic events, and commodity prices.

KEY DEVELOPMENTS AND BROWNFIELDS PROJECTS
A feasibility study has been completed by New Century Resources during 2021, designed to determine the economic viability of the Silver King and East Fault Block deposits.
The study investigated the incorporation of Silver King and East Fault Block in-situ deposits into the existing mine plan (in addition to the current tailings reprocessing) to produce zinc concentrate and a new lead concentrate.
The feasibility LoM production profile for the in-situ operations targets 2.9Mt at 5.2% zinc, 5.7% lead and 66g/t silver (approx.86% probable reserves status, 14% inferred & unclassified mining inventory). The project would result in a 65% increase in annualised Zn equivalent metal production from Century to over 200ktpa.
The study resulted in a Maiden Mineral Reserve for the Silver King and East Fault deposits and added 140kt of zinc, 133kt of lead and 5.5Moz of silver to the company’s reserves.
The positive results from the study has allowed the company to immediately commence front end engineering and design work, procure long lead items, early works programs, lodge amendments to environmental authorities, advance financing and sales agreements prior to making a final investment decision.

R&R - 168

Green metals operations ZINC: NEW CENTURY continued
Classified Mineral Resource estimate at 31 December 2021

Mineral Resources Inclusive of Mineral Reserves
				31 December 2021
	Australia			Tonnes	Zinc	Zinc	Silver	Silver	Lead	Lead
New Century				(Mt)	(%)	(Mlb)	(g/t)	(Moz)	(%)	(Mlb)
Operations	Century Tailings	TSF Surface	Measured	10.6	3.0	706.9	14.1	4.8	—	—
			Indicated	—	—	—	—	—	—	—
			Measured + Indicated	10.6	3.0	706.9	14.1	4.8	—	—
			Inferred	—	—	—	—	—	—	—
	Silver King	Open Pit	Measured	0.2	4.8	21.2	56.0	0.4	5.4	23.8
			Indicated	—	—	—	—	—	—	—
			Measured + Indicated	0.2	4.8	21.2	56.0	0.4	5.4	23.8
			Inferred	—	—	—	—	—	—	—
		Underground	Measured
			Indicated	0.4	5.0	46.7	44.4	0.6	5.3	48.9
			Measured + Indicated	0.4	5.0	46.7	44.4	0.6	5.3	48.9
			Inferred	0.1	2.7	7.1	31.1	0.1	6.2	16.3
	East Fault Block	Open Pit	Measured	—	—	—	—	—	—	—
			Indicated	0.1	10.5	27.8	57.0	0.2	1.2	3.1
			Measured + Indicated	0.1	10.5	27.8	57.0	0.2	1.2	3.1
			Inferred	—	—	—	—	—	—	—
	South Block	Underground	Measured	—	—	—	—	—	—	—
			Indicated	1.2	5.4	147.6	43.1	1.7	1.5	41.0
			Measured + Indicated	1.2	5.4	147.6	43.1	1.7	1.5	41.0
			Inferred	—	—	—	—	—	—	—
	Watson's Lode	Underground	Measured	—	—	—	—	—	—	—
			Indicated	—	—	—	—	—	—	—
			Measured + Indicated	—	—	—	—	—	—	—
			Inferred	0.3	7.9	59.1	11.0	0.1	2.1	15.4
Total Measured + Indicated				12.6	3.4	950.2	19.0	7.7	2.7	116.8
Grand total				13.0	3.5	1,016.3	18.9	7.9	2.8	148.5
R&R - 169

Green metals operations ZINC: NEW CENTURY continued

Mineral Resources Exclusive of Mineral Reserves
				31 December 2021
	Australia			Tonnes	Zinc	Zinc	Silver	Silver	Lead	Lead
New Century				(Mt)	(%)	(Mlb)	(g/t)	(Moz)	(%)	(Mlb)
Operations	Century Tailings	TSF Surface	Measured	—	—	—	—	—	—	—
			Indicated	—	—	—	—	—	—	—
			Measured + Indicated	—	—	—	—	—	—	—
			Inferred	—	—	—	—	—	—	—
	Silver King	Open Pit	Measured	0.02	6.0	2.6	31.1	0.02	5.0	2.2
			Indicated	—	—	—	—	—	—	—
			Measured + Indicated	0.02	6.0	2.6	31.1	0.02	5.0	2.2
			Inferred	—	—	—	—	—	—	—
		Underground	Measured
			Indicated	0.3	4.8	27.8	38.3	0.3	4.4	25.1
			Measured + Indicated	0.3	4.8	27.8	38.3	0.3	4.4	25.1
			Inferred	0.1	2.8	7.5	41.5	0.2	7.5	19.8
	East Fault Block	Open Pit	Measured	—	—	—	—	—	—	—
			Indicated	—	—	—	—	—	—	—
			Measured + Indicated	—	—	—	—	—	—	—
			Inferred	—	—	—	—	—	—	—
	South Block	Underground	Measured	—	—	—	—	—	—	—
			Indicated	1.2	5.4	147.6	43.1	1.7	1.5	41.0
			Measured + Indicated	1.2	5.4	147.6	43.1	1.7	1.5	41.0
			Inferred	—	—	—	—	—	—	—
	Watson's Lode	Underground	Measured	—	—	—	—	—	—	—
			Indicated	—	—	—	—	—	—	—
			Measured + Indicated	—	—	—	—	—	—	—
			Inferred	0.3	7.9	59.1	11.0	0.1	2.1	15.4
Total Measured + Indicated				1.5	5.3	178.0	42.2	2.1	2.0	68.3
Grand total				2.0	5.6	244.6	36.8	2.3	2.4	103.6
Notes:
•No cut-off grades applied
•TSF Mineral Resource constrained within a boundary string defining the dam walls and excluding outflow areas
•This is a maiden disclosure for Sibanye-Stillwater, so no year-on-year comparisons

R&R - 170

Green metals operations ZINC: NEW CENTURY continued
Classified 2E PGM Mineral Reserve

Mineral Reserves
				31 December 2021
	Australia			Tonnes	Zinc	Zinc	Silver	Silver	Lead	Lead
New Century				(Mt)	(%)	(Mlb)	(g/t)	(Moz)	(%)	(Mlb)
Operations	Century Tailings	TSF Surface	Proved	9.9	3.0	649.2	13.9	4.4	—	—
			Probable	—	—	—	—	—	—	—
			Proved + Probable	9.9	3.0	649.2	13.9	4.4	—	—
	Silver King	Open Pit	Proved	—	—	—	—	—	—	—
			Probable	0.1	8.2	21.6	36.3	0.1	0.8	2.2
			Proved + Probable	0.1	8.2	21.6	36.3	0.1	0.8	2.2
		Underground	Proved	—	—	—	—	—	—	—
			Probable	0.3	4.6	34.4	82.3	0.9	6.7	50.2
			Proved + Probable	0.3	4.6	34.4	82.3	0.9	6.7	50.2
	East Fault Block	Open Pit	Proved	—	—	—	—	—	—	—
			Probable	0.1	4.3	5.7	41.5	0.1	4.3	5.7
			Proved + Probable	0.1	4.3	5.7	41.5	0.1	4.3	5.7
Grand total Proved + Probable				10.4	3.1	710.9	16.5	5.5	5.1	58.2
Notes:
•Based on metal price assumptions for Zn: $2.75/t and Ag $17.8/t
•Assumed metallurgical recoveries of Zn 63% and Ag 61%
•This is a maiden disclosure for Sibanye-Stillwater, so no year-on-year comparisons
R&R - 171

R&R - 172

Professional organisations

GEOLOGICAL SOCIETY
OF SOUTH AFRICA (GSSA)
Mandela Mining Precinct
(formerly CSIR Miningtek)
Corner Rustenburg and
Carlow Roads, Melville Johannesburg, South Africa
Tel: +27 11 358 0028
Email: info@gssa.org.za
Website: www.gssa.org.za
	SOCIETY FOR MINING METALLURGY AND EXPLORATION (SME) 12999 E. Adam Aircraft Circle Englewood, CO 80112 United States Tel: +1 303 948 4200 / +1 720 738 4085 Email: cs@smenet.org Website: www.smenet.org/	THE ASSOCIATION OF PROFESSIONAL ENGINEERS AND GEOSCIENTISTS OF ALBERTA (APEGA) 1500 Tower One 10060 Jasper Avenue NW Edmonton, Alberta T5J 4A2 Canada Tel: 780 426 3990 Website: www.apega.ca/
SOUTH AFRICAN COUNCIL
FOR NATURAL SCIENTIFIC PROFESSIONS (SACNASP)
280 Pretoria Street, Silverton Pretoria, 0184, South Africa
Tel: +27 12 748 6500
Fax: +27 86 206 0427
Email: sacnasp@sacnasp.org.za
Website: www.sacnasp.org.za/

ENGINEERING COUNCIL
OF SOUTH AFRICA (ECSA)
1st Floor, Waterview Corner Building, 2 Ernest Oppenheimer Avenue
Bruma Lake Office Park, Bruma, Johannesburg, 2198, South Africa
Tel: +27 86 122 5555
Fax: +27 11 607 9556
Email: engineer@ecsa.co.za
Website: www.ecsa.co.za
PROFESSIONAL GEOSCIENTIST ONTARIO (PGO) 25 Adelaide Street East, Suite 1100 Toronto, Ontario M5C 3A1 Canada Tel: +1-416-203-2746 Email: info@pgo.ca Website: www.pgo.ca
AMERICAN INSTITUTE OF PROFESSIONAL GEOLOGISTS (AIPG) 1333 W. 120th Avenue, Suite 211 Westminster, Colorado 80234-2710 United States Tel: +1 404 303 412 6205 Email: aipg@aipg.org Website: www.aipg.org
SOUTHERN AFRICAN INSTITUTE
OF MINING AND METALLURGY (SAIMM)
The Minerals Council South Africa
5th Floor, 5 Hollard Street
Corner Sauer & Marshall Streets
Johannesburg, South Africa
Tel: +27 11 834 1273/7
Fax: +27 11 838 5923
Email: naomi@saimm.co.za
Website: www.saimm.co.za
PERUVIAN ENGINEERS ASSOCIATION (CIP) Av. Arequipa Nº 4947, Miraflores, Lima Peru Tel: +51 939 357 540 Email: mesadepartes.cn@cip.org.pe Website: www.cip.org.pe
SOUTH AFRICAN GEOMATICS COUNCIL (SAGC) Unit 3, Building 2 Bruma Boulevard Office Park 20 Zulberg Close Bruma, Johannesburg South Africa Tel: +27 11 626 1040 Email: admin@sagc.org.za Website: www.sagc.org.za/	AUSTRALASIAN INSTITUTE OF MINING AND METALLURGY (AusIMM) Carlton, Victoria Australia Tel: +61 3 9658 6100 Website: www.ausimm.com
R&R - 173

Samrec code definitions

TERM	DEFINITION
Competency	The public report is based on work that is the responsibility of suitably qualified and experienced persons who are subject to an enforceable professional code of ethics.
Competent Person
A Competent Person is a person who is registered with SACNASP, the Engineering Council of South Africa, or is a member or fellow of the Southern African Institute of Mining and Metallurgy (SAIMM), the Geological Society of South Africa (GSSA) or a Recognised Professional Organisation (RPO). The Competent Person must comply with the provisions of the relevant promulgated acts, have a minimum of five years experience relevant to the style of mineralisation and type of deposit or class of deposit under consideration and to the activity he or she is undertaking. Persons being called upon to sign as a Competent Person must be clearly satisfied in their own minds that they are able to face their peers and demonstrate competence in the commodity, type of deposit and the situation under consideration.

Deposit
A concentration (or occurrence) of material of possible economic interest, in or on the earth crust, that may include mineralised material that cannot be estimated with sufficient confidence to be classified in the Inferred category. Portions of a deposit that do not have reasonable and realistic prospects for eventual economic extraction are not included in a Mineral Resource.

Materiality
A public report contains all the relevant information that investors and their professional advisors would reasonably require, and expect to find, for the purpose of making a reasoned and balanced judgement regarding the exploration results, Mineral Resources and Mineral Reserves reported on.

Mineral Resource
A concentration or occurrence of material of economic interest in or on the earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, or estimated from specific geological evidence, sampling and knowledge interpreted from an appropriately constrained and portrayed geological model. Mineral Resources are subdivided, and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated and Measured categories.

Measured Mineral Resource
That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable information from exploration, sampling and testing of material from locations such as outcrops, trenches, pits, workings and drillholes. The locations are spaced closely enough to confirm geological and grade continuity.

Indicated Mineral Resource
That part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on information from exploration, sampling and testing of material gathered from locations such as outcrops, trenches, pits, workings and drillholes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

Inferred Mineral Resource
That part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and sampling, and assumed but not verified geologically or through analysis of grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that may be limited or of uncertain quality and reliability.

Mineral Reserve
The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting and contaminating materials and allows for losses that are expected to occur when the material is mined. Appropriate assessments to a minimum of a PFS for a project and a LoM plan for an operation must have been completed, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors (the modifying factors). Such modifying factors must be disclosed.

R&R - 174

Samrec code definitions continued

TERM	DEFINITION
Proved Mineral Reserve
Economically mineable material derived from a Measured Mineral Resource. It is estimated with a high level of confidence. It includes diluting and contaminating materials and allows for losses that are expected to occur when the material is mined. Appropriate assessments to a minimum of a PFS for a project or a LoM plan for an operation must have been carried out, including consideration of, and modification by, realistic assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Such modifying factors must be disclosed.

Probable Mineral Reserve
Economically mineable material derived from a Measured or Indicated Mineral Resource or both. It is estimated with a lower level of confidence than a Proved Mineral Reserve. It includes diluting and contaminating materials and allows for losses that are expected to occur when the material is mined. Appropriate assessments to a minimum of a PFS for a project or a LoM plan for an operation must have been carried out, including consideration of, and modification by, realistic assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. Such modifying factors must be disclosed.

Transparency	The reader of a public report must be provided with sufficient information, the presentation of which is clear and unambiguous, to understand the report and not to be misled.
R&R - 175

Glossary of terms

TERM	DEFINITION
Above infrastructure (AI)	That part of the Mineral Resources and/or Mineral Reserves, which are above the lowest mining level and can be accessed via the current mine infrastructure (shafts and underground haulages).
Below infrastructure (BI)	That part of the Mineral Resources and/or Mineral Reserves which are below the lowest mining level and that can only be accessed following approved capital expenditure.
Brownfield	A mineral deposit, not yet exploited but conceptualised as an extractable orebody.
Bushveld Igneous Complex	World’s largest known layered mafic-ultramafic intrusive complex, covering an area of approximately 67,000km2, containing more than 80% of all known PGM resource.
Carbon-in-leach (CIL)
Gold is leached from a gold ore slurry with cyanide in agitation tanks and absorbed onto carbon granules in the same circuit. The carbon granules are separated from the slurry and treated in an elution circuit to extract the gold.

Carbon-in-pulp (CIP)
Gold is leached conventionally from a gold ore slurry with cyanide in agitation tanks. The leached slurry then passes into the CIP circuit where carbon granules are mixed with the slurry and gold is absorbed onto the carbon. The carbon granules are separated from the slurry and treated in an elution circuit to extract the gold.

Concept study
A study of the viability of options to determine the potential value of the opportunity and confirm alignment with the business strategy. The study details the required work to fully define the opportunity, and outlines the economic potential of that being studied.

Cut-off grade	The grade of ore that would result in direct mining costs to be covered.
Depletion	The decrease in the quantity of ore in a deposit or property (mining right) resulting from extraction or production.
Dilution	Waste or material below the cut-off grade that contaminates the ore during the course of mining operations and thereby reduces the average grade mined.
Feasibility study (FS)
A comprehensive design and costing study of a project. Appropriate assessments have been made of realistically assumed geological, mining, metallurgical, economic, marketing, legal, environmental, social, governmental, engineering, operational and all other modifying factors, which are considered in sufficient detail to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable) and the factors reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The overall confidence of the study should be stated.

Life of mine (LoM)	Number of years that an operation is currently planning to mine and treat ore and is derived from the current mining plan.
Mine call factor (MCF)	The ratio expressed as a percentage in which the specific product accounted for in ‘recovery plus residue’ bears the corresponding product ‘called for’ by the mine’s measuring and evaluation methods.
Pay limit	The average mining grade for a mine that would result in all direct and indirect costs being covered.
Pillars
Pillars comprise of:
•Dip and strike stability pillars
•Water and ventilation pillars
•Regional stability pillars as defined by rock engineering
•Bracket pillars adjacent to seismically active areas or large structures
•Boundary and remnant pillars
•Abandoned pillars
Inter alia, some pillars may become available to mine once appropriate investigations and rehabilitation have taken place.

R&R - 176

Glossary of terms continued

TERM	DEFINITION
Plant recovery factor	The ratio expressed as a percentage of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment.
Post depletion	2020 Mineral Resources and Mineral Reserves, as at December 2020, minus 2019 mined-out areas.
Prefeasibility study (PFS)
A comprehensive study of the viability of options for a mineral project that has advanced to a stage at which the preferred mining method in the case of underground mining or the pit configuration in the case of an open pit has been established.
Additionally, an effective method of mineral processing has been determined. It includes a financial analysis based on realistic assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors that are sufficient for a Competent Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. The overall confidence of the study should be stated. A PFS is at a lower confidence level than a FS.

Prill Split	The ratio of co-occurring precious metals present in ore expressed as a percentage.
Reef	A geological horizon or stratigraphic horizon that may contain economic levels of mineralisation.
Stope	Underground excavation where the orebody is extracted.
Survey shortfall
Difference between the tonnage hoisted as ore and that accounted for by the plant measuring methods. Discrepancy is referred to as a shortfall when the calculated tonnage is less than the tonnage accounted for by the plant, or an excess when the opposite occurs.

Unconformity	An erosional marker surface indicating a lapse in time between two differing aged stratigraphic units.
White areas
Areas that were excluded from previous LoM plans that have since been proven to have realistic expectation of safe economic extraction, with the required investigations, rock engineering modelling and detail mining plan to support it. White areas include open ground, areas that were excluded due to economics or lack of information and pillars.

R&R - 177

Abbreviations

TERM	DEFINITION
2D	Two dimensional
2E PGM	Platinum, palladium
3D	Three dimensional
4E PGM	Platinum, palladium, rhodium, gold
6E PGM	Platinum, palladium, rhodium, gold, ruthenium, iridium
AAP	Anglo American Platinum
AAR	Aandenk Reef
Ag	Silver
AI	Above infrastructure
AIPG	American Institute of Professional Geologists
AISC	All-in sustaining costs
Amsl	Above mean sea level
Aquarius	Aquarius Platinum Ltd
Au	Gold
BI	Below infrastructure
BIC	Bushveld Igneous Complex
BR	Beatrix Reef
BTTP	Bulk Tailing Treatment Project
C$	Canadian dollar
C&F	Cut and fill
C2022 BP	2022 Business Plan
CCTV	Closed Circuit Television
CDP	Community Development Programme
CEO	Chief Executive Officer
CIL	Carbon-in-leach
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CIM NI 43-101	Canadian Institute of Mining - National Instrument 43-101
CIP	Carbon-in-pulp
cm	Centimetre
cm.g/t	Centimetre gramme per tonne
COVID-19	Coronavirus Disease
CP/QP	Competent Person/Qualified Person
CPG	Certified Professional Geologists for the AIPG
CPG	Certified Professional Geologist
CPR	Competent Persons Report
Cr2O3	Chromium oxide
CRIRSCO	Committee for Mineral Reserves International Reporting Standards
CRM	Certified reference materials
CRP	Chrome retreatment plant
Cs	Caesium
Cu	Copper

TERM	DEFINITION
Cu	Copper
CW	Channel width
DBM	De Bron Merriespruit
DFS	Definitive feasibility study
DMRE	Department of Mineral Resources and Energy
DRDGOLD	DRDGOLD Limited
DWS	Department of Water and Sanitation
EDGAR	Electronic data gathering, analysis, and retrieval system
EIA	Environmental Impact Assessment
EIS	Environmental impact statement
EL	Exploration License
EMC	Ezulwini Mining Company
EPL	Eastern Platinum Limited
EqCu	Copper Equivalent
ESG	Environmental Social and Governance
ETD1	Eastern Tailings Dam One
FS	Feasibility study
FWGR	Far West Gold Recoveries
g	Gramme
g/t	Grammes per tonne
Ga	(Giga-annum) billion years
GBG	Great Basin Gold
GDE	Graduate Diploma Engineering
GHG	Green House Gas
GISTM	Global Industry Standard on Tailings Management
GSSA	Geological Society of South Africa
GTC	Grade tonnage curve
Guide 7	SEC Industry Guide 7
ha	Hectare
ICMM	International Council on Mining and Metals
ICP	Induction Coupled Plasma Mass Spectrometry
IOCG	Iron-oxide copper-gold
Ir	Iridium
IRUP	Iron-rich ultramafic pegmatoids
ISO/IEC	International standard on how to manage information security
JCI	Johannesburg Consolidated Investments
JM	Johns Manville (a manufacturer)
JSE	Johannesburg Stock Exchange Limited
JV	Joint venture
kg	Kilogramme
kg/t	Kilogrammes per tonne
KKR	Kalkoenkrans Reef
km	Kilometre
Km2	Square kilometers
koz	Thousand ounces

R&R - 178

Abbreviations continued

TERM	DEFINITION
KPM	Kroondal Platinum Mines
KR	Kloof Reef
kt	Thousand tonnes
Ktpm	Thousand tonnes per month
lb	Pounds
LCE	Lithium Carbonate Equivalent
LHD	Load haul dump truck
Li	Lithium
LIMS	Lab Information Management System
LoM	Life of mine
LR	Libanon Reef
m	Metre
m2	Square metre
Ma	(Mega annum) million years
MBA	Master of Business Administration
MBCCR	Multiband Carbon Leader Reef
MCF	Mine call factor
MER	Merensky Reef
Mlb	Million pounds
mm	Millimetre
MMSA	Mining and Metallurgical Society of America
Moz	Million ounces
MPO	Mine Plan of Operations
MPRDA	Minerals and Petroleum Resources Development Act
MPTRO	Mineral and Petroleum Titles Registration Office
MR	Mining right
MRM	Mineral Resource Management
MSCC	Mine Surveyor Certificate of Competency
MSZ	Main Sulphide Zone
Mt	Million tonnes
Mtpa	Million tonnes per annum
MVR	Middelvlei Reef
MWP	Mine Works Programme
NDEP	Nevada Division of Environmental Protection
NDEP-BMRR	Nevada Bureau of Mining Regulation and Reclamation
NDT	Non-destructive testing
NEPA	National Environmental Protection Authority
Ni	Nickel
NPV	Net present value
NSR	Net Smelter Royalty
NYSE	New York Stock Exchange
OB-I	Olivine occurrence
Opt	Ounces per tonne
ORET	Ore reserves economic test
Os	Osmium
oz	Ounces (troy)

TERM	DEFINITION
P&SA	Pool and Share Agreement
Pb	Lead
Pd	Palladium
PdEq	Paladium equivalent
PEA	Preliminary economic assessment
PFS	Prefeasibility study
PGM	Platinum Group Metals
PGO	Professional Geoscientist Ontario
POC	Purchase of concentrate
PR	Prospecting right
Pr.Sci.Nat	Professional Natural Scientist
Pt	Platinum
QA/QC	Quality assurance / quality control
QDM	Quebrada de la Mina
QEMSCAN	Quantitative evaluation of minerals by scanning electron microscopy
R	South African Rand
R/kg	South African Rand per kilogramme
REGM	Randfontein Estates Gold Mine
Rh	Rhodium
RLS	Rustenburg Layered Suite
ROM	Run-of-mine
RPA	Roscoe Postle Associates Inc
RPEEE	Reasonable prospects for eventual economic extraction
RPM	Rustenburg Platinum Mines
RPO	Recognised Professional Organisation
RSO	Randfontein Surface Operation
Ru	Ruthenium
SACNASP	South African Council for Natural Scientific Professions
SAGC	South African Geomatics Council
SAIMM	Southern African Institute of Mining and Metallurgy
SAMREC CODE	The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves
SAMVAL CODE	The South African Code for the Reporting of Mineral Asset Valuation
SANAS	South African National Accreditation System
SCI	Stillwater Canada Incorporated
SDG’s	Sustainable development goals
SEC	The United States Securities and Exchange Commission
SIB	Stay in business
SIC	Stillwater Igneous Complex
S-K1300	Regulation S-K, sub section1300
SLE	Sub-level extraction
SLP	Social and labour plan
SMC	Stillwater Mining Company
SME	Society for Mining Metallurgy and Exploration
SMU	Selective mining unit
R&R - 179

Abbreviations continued

TERM	DEFINITION
SOFS	Southern Free State projects
SOX	Sarbanes-Oxley Act of 2002
SRD	Surface rock dump
SRPM	Sibanye Rustenburg Platinum Mine
SV	Sub-vertical
SW	Stoping width
SWE	Stillwater East
t	Metric tonne
Ta	Tantalum
TCFD	Task force on climate-related financial disclosures
TMM	Trackless Mining Machinery
tpm	Tonnes per month
TSF	Tailings storage facility
U	Uranium
U3O8	Uranium oxide
UG	Underground
UG2	Upper group two chromium layer
US	United States
US$	United States dollar
US$/oz	United States dollar per ounce
VCR	Ventersdorp Contact Reef
VS5	VS5 Reef of the Eldorado Formation
WCWDM	Water conservation and water demand management
Wits Gold	Witswatersrand Consolidated Gold Resources Limited
WLTRP	Western Limb Tailings Retreatment Project
WPL	Western Platinum Limited
WRTRP	West Rand Tailings Retreatment Project
XRF	X-ray fluorescence
Zn	Zinc

R&R - 180

Forward-looking statements
The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (“Sibanye-Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, ““would”, “expect”, “forecast”, “potential”, “may”, “could” “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments (including high yield bonds and convertible bonds, if any); changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye- Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value; the ability of Sibanye- Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology, communications and security systems; the adequacy of Sibanye- Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19).
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the Integrated Annual Report 2021 and the annual report on Form 20-F filed with the United States Securities and Exchange Commission on 22 April 2022 (SEC File no. 333-234096).
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.
R&R - 181

Administration and corporate information
SIBANYE STILLWATER LIMITED (SIBANYE-STILLWATER)
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share code: SSW and SBSW
Issuer code: SSW ISIN: ZAE000259701
LISTINGS
JSE: SSW NYSE: SBSW
WEBSITE
www.sibanyestillwater.com
REGISTERED AND CORPORATE OFFICE
Constantia Office Park
Bridgeview House, Building 11,
Ground floor, Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park
1709, South Africa
Private Bag X5, Westonaria, 1780, South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863
COMPANY SECRETARY
Lerato Matlosa
Email: lerato.matlosa@sibanyestillwater.com
DIRECTORS
Dr Vincent Maphai1 (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Elaine Dorward-King1
Harry Kenyon-Slaney1
Jeremiah Vilakazi1
Keith Rayner1
Nkosemntu Nika1
Richard Menell1,3
Savannah Danson1
Susan van der Merwe1
Timothy Cumming1
Sindiswa Zilwa1,2
1.Independent non-executive
2.Appointed 1 January 2021
3.Lead independent director
INVESTOR ENQUIRIES
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Cell: +27 83 453 4014
Email: james.wellsted@sibanyestillwater.com
or ir@sibanyestillwater.com

JSE SPONSOR
JP Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road
Illovo
Johannesburg, 2196
South Africa
Private Bag X9936, Sandton, 2146, South Africa
AUDITORS
Ernst & Young Inc (EY)
102 Rivonia Road
Sandton, 2196
South Africa
Private Bag X14, Sandton, 2146, South Africa
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
Computershare Investor Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank, 2196
PO Box 61051
Marshalltown, 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248

R&R - 182

Generic Key South African Permit Conditions
1.Mining right renewal applications to be submitted 60 working days prior to the date of expiry of the right.
2.Holder of MR must continue with mining operations, failing which the right may be suspended or cancelled.
3.The terms of the right may not be varied or amended without the consent of the Minister of Mineral Resources and Energy.
4.The Holder shall be entitled to abandon or relinquish the right or the area covered by the right entirely or in part. Upon abandonment or relinquishment the Holder must:
a.Furnish the Regional Manager with all prospecting and/or mining results and/or information, as well as the general evaluation of the geological, geophysical and borehole data in respect of such abandoned area; and
b.Apply for a closure certificate in terms of section 43(3) of the MPRDA.
1.The holder shall pay royalties to the State in accordance with section 25(2)g of the MPRDA throughout the duration of the mining right.
2.Mining Operations must be conducted in accordance with the Mining Work Programme and any amendment to the MWP and an approved EMP.
3.The holder shall not trespass or enter into any homestead, house or its curtilage nor interfere with or prejudice the interests of the occupiers and/or owners of the surface of the Mining Area except to the extent to which such interference or prejudice is necessary for the purposes of t enabling the Holder to properly exercise the Holder’s rights under the mining right.
4.The holder must dispose of all minerals derived from mining at competitive market prices which shall mean in all cases, non-discriminatory prices or non-export parity prices.
5.A shareholding, an equity, an interest or participation in the mining right or joint venture, or a controlling interest in a company/JV may not be encumbered, ceded, transferred, mortgaged, let, sublet, assigned, alienated or otherwise disposed of without the written consent of the Minister, except in the case of a change of controlling interest in listed companies.
6.All boreholes, shafts, adits, excavations and openings created by the holder shall be sealed, closed, fenced and made safe in accordance with the approved Environmental Management Programme and the Mine Health and Safety Act.
7.The holder of the mining right, while carrying out mining operations should safeguard and protect the environment, the mining area and any person using to entitled to use the surface of the mining area for possible damage or injury.
8.The Minister or a person authorised by the Minister shall be entitled to inspect the Mining Area and the execution of the approved mining right conditions.
9.A mining right may be cancelled or suspended subject to S47 of the MPRDA if the holder:
a.Submits inaccurate, incorrect and/or misleading information in connection with any matter required to be submitted under this Act;
b.fails to honour or carry out any agreement, arrangement or undertaking, including the undertaking made by the Holder in terms of the Broad Based Socio Economic Empowerment Charter and Social and Labour Plan;
c.Breaches any material term and condition of the mining right;
d.Conducts mining in contravention of the MPRDA;
e.Contravenes the requirements of the approved Environmental Management Programme;
f.Contravenes any provisions of this Act in any other manner.
1.The holder shall submit monthly returns contemplated in S 28 (2) A of the MPRDA no later than the 15th of every month and maintain all such books, plans and records in regard to mining on the mining area as may be required by the Act.
2.The Holder shall, at the end of each year, following commencement of this mining right, inform the Regional Manager in writing of any new developments and of the future mining activities planned in connection with the exploitation/mining of the minerals in the mining area.
3.Provisions relating to section 2(d) and section 2(f) of the MPRDA, relating to the Broad Based Socio Economic Empowerment Charter differs in each mining right.
4.The Mining right does not exempt the holder from complying with the MHSA or any Act in South Africa.
5.Annually, no later than three months before financial year end submit a detailed implementation plan to give effect to Regulation 46(e)(i), (ii) and (iii) in line with the Social and Labour Plan.
6.Annually, no later than three months after finalization of its audited annual report submit a detailed report on the implementation previous year’s SLP.
SLP COMPLIANCE REQUIREMENTS
1.New Social and Labour Plan to be submitted and reviewed every 5 years.
2.Social and Labour Plan Implementation Plans to be submitted annually.
3.Social and Labour Plan Annual Report to be submitted annually.
ENVIRONMENTAL MANAGEMENT COMPLIANCE REQUIREMENTS
1.Performance assessment relating to Environmental Management Programme to be conducted Biannualy.
2.Performance assessment relating to Water Use License to be conducted annually.
3.Performance assessment relating to Atmospheric Emission License to be conducted annually.
R&R - 183

RISK FACTORS
In addition to the other information included in this annual report, the considerations listed below could have a material adverse effect on Sibanye-Stillwater's business, operating results and financial condition, resulting in a decline in the trading price of Sibanye-Stillwater’s ordinary shares or American Depositary Shares (ADSs). The risks set forth below comprise all material risks currently known to us. These factors should be considered carefully, together with the information and financial data set forth in this document.
Risk Factors Summary
There are six categories of risks which could have a material effect on Sibanye-Stillwater. The following is an outline of the key risks within these categories:
Risks related to environmental, social and corporate governance (ESG)
•Mining is inherently hazardous and the related events may cause disruptions to Sibanye-Stillwater’s mining operations and result in increased production costs, financial and regulatory liabilities and reputational damage.
•Sibanye-Stillwater’s operations are subject to extensive environmental, health and safety regulations, which could impose additional costs and compliance requirements, and Sibanye-Stillwater has faced, and may face further, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.
•The failure of a tailings storage facility could negatively impact Sibanye-Stillwater’s business, reputation, operating results and financial condition.
•Sibanye-Stillwater’s operations are subject to water use and waste regulations, which could impose significant costs and burdens.
•Social unrest, including the risk of service delivery protests, sickness or natural or man-made disasters at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations may disrupt its business or may lead to greater social or regulatory impositions on Sibanye-Stillwater
•Sibanye-Stillwater utilises information, communication and technology systems, on which it records commercially sensitive information and personal data. Failure of these systems, or the failure to protect personal data, could significantly impact Sibanye-Stillwater’s operations and business
Legal, regulatory and compliance risks
•Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute
•Title to Sibanye-Stillwater’s properties may be subject to challenge
•If Sibanye-Stillwater loses senior management or is unable to hire and/or retain sufficient technically skilled employees or sufficient HDSA representation in management positions in South Africa, Sibanye-Stillwater’s business may be materially adversely affected
•Sibanye-Stillwater is subject to risks associated with litigation and regulatory proceedings
Risks Related to Production Delivery from Operations
•Economic, political or social factors affecting the regions where Sibanye-Stillwater operates may have a material adverse effect on Sibanye-Stillwater’s operations and profits
•Power deficits, fluctuations and usage constraints may force Sibanye-Stillwater to halt or curtail operations
•Sibanye-Stillwater may experience unforeseen difficulties, delays or costs in implementing its business strategy and operational plan
•Due to the mature infrastructure at Sibanye-Stillwater’s mining operations, unplanned breakdowns, statutory mandated modifications and stoppages may result in production delays, increased costs and industrial accidents
•The impact from, and measures taken to address, the COVID-19 pandemic may adversely affect Sibanye-Stillwater’s people, and may impact Sibanye-Stillwater’s business continuity, operating results, cash flows and financial condition
•Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity
Risks Related to Earnings Delivery
•Changes in the market price for gold and PGMs, which in the past have fluctuated widely, affect the profitability of Sibanye-Stillwater’s gold and PGM mining operations and the cash flows generated by those operations
•Because gold and PGMs are generally sold in US Dollars, while the majority of Sibanye-Stillwater’s gold production and a substantial amount of Sibanye-Stillwater’s PGM production costs are denominated in Rand, Sibanye-Stillwater’s operating results and financial condition will be materially affected if there is a material change in the value of the Rand
•Sibanye-Stillwater has had, and may in the future have, a large amount of indebtedness, thereby potentially impacting profitability
Risks related to realisation of value from strategic acquisitions and business ventures
•Our growth strategy, including the pursuit of value accretive acquisitions and joint ventures, may not deliver anticipated outcomes
•Acquisitions, business combinations, development projects and joint ventures, including the Sibanye-Stillwater’s battery metals projects, may expose Sibanye-Stillwater to new or increased regulatory oversight or requirements, including in geographies in which it is unfamiliar
•To the extent that Sibanye-Stillwater seeks to further expand its existing mining operations, it may experience problems associated with mineral exploration or development of mining projects

Risks related to Sibanye-Stillwater's shares and ADSs
•Sibanye-Stillwater’s non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand
•Sibanye-Stillwater may not pay dividends or make similar payments to its shareholders in the future due to various factors and any dividend payments made may be subject to withholding tax
Risks related to ESG
Mining is inherently hazardous and the related events may cause disruptions to Sibanye-Stillwater’s mining operations and result in increased production costs, financial and regulatory liabilities and reputational damage
Mining by its nature involves significant risks and hazards, including environmental hazards, as well as industrial and mining accidents. These include, for example, seismic events, extreme heat, unusual or unexpected rock formations affecting ore or rock characteristics, ground or slope failures, rock bursts, sink holes, fires, falls of ground and blockages, flooding, discharges of gasses and toxic substances, contamination of water, air or soil resources, radioactivity and other accidents or conditions resulting from mining activities including, among other things, blasting and the transport, loading, storage and handling of hazardous and other materials.
Sibanye-Stillwater has experienced and continue to remain at risk of experiencing such events, which have and may continue to result in work stoppages, the precautionary suspension of operations and loss of life. Sibanye-Stillwater is more susceptible than other mining operations, particularly at its South African operations, to certain of these risks due to mining at depth. In 2021, there were several safety incidents recorded at Sibanye-Stillwater’s operations, including two fatalities from an underground locomotive accident at the Stillwater Mine, the first fatalities recorded at Sibanye-Stillwater’s US operations since 2011. There were a further 18 fatalities at Sibanye-Stillwater’s South African operations resulting from incidents related to seismicity; mobile equipment; fire; rescue; rail and other incidents. Following these incidents, certain of Sibanye-Stillwater’s operations were temporarily suspended. Any future such incidents could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Seismic activity is of particular concern in the underground mining environment, particularly in South Africa, as a consequence of the extent and depth of mining. Seismic events have intermittently in the past caused death and injury to employees and contractors, and can result in safety-related stoppages which Sibanye-Stillwater experienced at its Kloof operations in 2021, resulting in the death of an employee. Seismic activity has also caused a loss of mining equipment, damage to and destruction of mineral properties and production facilities, monetary losses, environmental damage and potential legal liabilities.
Mining activity may also result in heat-related incidents, which has and could continue to lead to employee injuries or fatalities, the suspension of operations and mine closures. For example, in 2021, three employees died following prolonged heat exposure at the Kloof operations.
Furthermore, there are risks that relevant regulators, such as the DMRE in South Africa and the Mine Safety and Health Administration (MSHA) or the US Occupational Safety and Health Administration (OSHA) in the United States, may impose fines and work stoppages (known as section 54 stoppages in South Africa (Section 54) and “k-orders” in the United States). This could reduce or halt production, increase production costs and result in financial and regulatory liability for Sibanye-Stillwater, which could have a material adverse effect on its business, operating results and financial condition. For example, Stillwater operated at reduced capacity under a k-order following a fatal incident in June 2021. See also —Sibanye-Stillwater’s operations are subject to extensive environmental, health and safety regulations, which could impose additional costs and compliance requirements, and Sibanye-Stillwater has faced, and may face further, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.
Sibanye-Stillwater’s operations are subject to extensive environmental, health and safety regulations, which could impose additional costs and compliance requirements, and Sibanye-Stillwater has faced, and may face further, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws
Sibanye-Stillwater’s operations are subject to extensive environmental, health and safety laws, regulations, permitting requirements and standards in the jurisdictions in which it operates. These regulations oversee, among other things, the protection of the environment, pollution, water management, waste disposal, occupational health and safety, including mine safety, toxic substances, the management and sustainable closure of operations, and protection of endangered and other special status species.
The legislative framework that governs such matters includes the National Environmental Management Act, 1998 (Act No. 107 of 1998) (NEMA), the National Water Act, 1998 (Act No. 36 of 1998) (NWA), the NEMA Amendment Act, the National Environmental Management: Air Quality Act, 2004 (Act No. 39 of 2004) (Air Quality Act), the National Environmental Management: Waste Act, 2008 (Act No. 59 of 2008) (Waste Act), the National Heritage Resources Act (Act No. 25 of 1999) (National Heritage Resources Act) and the National Environmental Management: Biodiversity Act (Act No. 10 of 2004) (the Biodiversity Act) and the National Nuclear Regulator Act (Act No 47 of 1999) (NNR Act), amongst others, in South Africa, as well as the Clean Air Act (Clean Air Act), the Federal Water Pollution Control Act (Clean Water Act), the Resource Conservation and Recovery Act (RCRA), the Emergency Planning and Community Right-to-Know Act (EPCRA), the Endangered Species Act (Endangered Species Act), the National Environmental Policy Act (NEPA), the Comprehensive Environmental Response, Metals Mines Reclamation Act, the Compensation and Liability Act (CERCLA) and analogous state laws in the United States as well as numerous permit stipulations across all of the jurisdictions where Sibanye-Stillwater operates, including Finland, France and Australia. In addition to laws and regulatory requirements, Sibanye-Stillwater is party to environmental and social collaborations with local communities and interest groups, such as the Good Neighbor Agreement (GNA) in the United States, which legally bind Sibanye-Stillwater and hold it to higher standards than regulations require. For further details, see Environmental and regulatory matters.

In addition to compliance with local laws and regulations, Sibanye-Stillwater's operations are also increasingly subject to stakeholder expectations concerning the application of stringent internationally recognised environmental, health and safety and social standards and benchmarks. Such standards include the Responsible Gold Mining Principles, IFC Performance Standards and other World Bank guidelines.
The environmental and health and safety laws and regulations applicable to Sibanye-Stillwater impose significant compliance costs and may subject Sibanye-Stillwater to enforcement actions and potential litigation.
Compliance costs
Sibanye-Stillwater has incurred and may in the future incur significant costs to comply with environmental, health and safety requirements imposed under existing or new legislation, regulations or permit requirements, or to comply with changes in existing laws and regulations or the manner in which they are applied. For example, under the applicable environmental legislative framework, Sibanye-Stillwater may be required to take specific anti-pollution measures, remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators, or wastes disposed of by Sibanye-Stillwater’s operations in compliance with laws in effect in the past that have been subsequently amended), to clean up contaminated property (including contaminated soil and groundwater) or to perform remedial operations to prevent future contamination.
Existing South African legislation requires Sibanye-Stillwater to fund its closure liabilities and obligations, environmental rehabilitation and remediation costs, which may be significant. Under the current legislative framework, there is a risk that Sibanye-Stillwater may be unable to fully extinguish environmental liability in respect of its mining operations if the regulator is unwilling to issue closure authorisations. This would result in Sibanye-Stillwater incurring additional costs relating to prolonged care and maintenance and other related costs. Further, under current proposals in South Africa, Sibanye-Stillwater would be required to set aside financial provisions, by June 2022, for annual environmental rehabilitation and remediation costs, decommissioning and closure activities and latent or residual environmental impacts (including the pumping and treatment of polluted or extraneous water), which mining companies have not fully quantified or provided for in the past. In addition, financial provision regulations that were published for comment in 2021 proposed the inclusion of a 15% value added tax for all closure provisions, which if adopted, would add approximately an additional R1.0 billion (US$65 million) to Sibanye-Stillwater’s total closure liability for its South African operations as at 31 December 2021. Generally, these proposals are strongly opposed by the mining industry, and there has been industry-wide concern about their ambiguity and implementation. In the United States, Sibanye-Stillwater is required to post and maintain surety bonds for its reclamation obligations, which are substantial. As at 31 December 2021, Sibanye-Stillwater had US$56 million of outstanding environmental surety bonds in the United States. Such reclamation obligations generally increase over time as costs rise and the physical extent of mining operations expands. Failure to secure and maintain adequate surety coverage could result in the operating permits of such mines being revoked and mining operations terminated.
Enforcement actions
Regulators are increasingly focusing on the enforcement of applicable environmental, health and safety laws and regulations and permitting requirements, including in South Africa, the United States and other jurisdictions where Sibanye-Stillwater operates. Enforcement actions may cause Sibanye-Stillwater’s operations to cease or to be suspended, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Non-renewal of permits, the inability to secure new permits, or the imposition of additional conditions could eliminate or severely restrict Sibanye-Stillwater’s ability to conduct its operations.
Stringent enforcement of relatively new environmental legislation is on the rise in South Africa. Regulators, such as the DMRE in South Africa, can and do issue, in the ordinary course of operations, instructions, such as Section 54 work stoppages, after routine visits or following safety incidents or accidents to partially or completely halt operations at affected mines until corrective measures are agreed and implemented. In 2021, Sibanye-Stillwater’s South African gold operations experienced 37 Section 54 work stoppages (2020: 43; 2019: 85) and 42 Section 54 work stoppages at the South African PGM operations (2020: 29; 2019: 35). In the United States, underground mines, including the Stillwater and East Boulder Operations, are continuously inspected by the MSHA, which can lead to notices of violation. Any of Sibanye-Stillwater’s US mines could be subject to a temporary or extended shut down as a result of a violation alleged by the MSHA, known as “k-orders”. For example, the Stillwater operations had been operating under a k-order that limited rail transport availability from June 2021 until March 2022 after fatal incident in June 2021. The MSHA issued Sibanye-Stillwater a related citation on 1 March, which it is currently assessing. Sibanye-Stillwater halts production at its operations when serious accidents occur.
In addition, there can be no assurance that unions will not take industrial action in response to such accidents, which could lead to losses in Sibanye-Stillwater’s production. Any additional stoppages in production as a result of regulatory enforcement or union actions may negatively affect Sibanye-Stillwater’s reputation with regulators and stakeholders.
Sibanye-Stillwater’s mining operations in the United States are located adjacent to the Absaroka-Beartooth Wilderness Area and are situated approximately 30 miles from the northern boundary of Yellowstone National Park. While Sibanye-Stillwater works closely and cooperatively with local environmental organisations, the Montana Department of Environmental Quality and the United States Forest Services, there can be no assurance that future political or regulatory efforts will not further restrict or seek to terminate Sibanye-Stillwater’s operations in this sensitive area.

Litigation
Sibanye-Stillwater has been, and may in the future also be subject to litigation and other costs as well as actions by authorities relating to environmental, climate change, health and safety matters, including mine closures, the suspension of operations, legal representation during accident inquiries and prosecution for mining accidents as well as significant penalties and fines for non-compliance. South African legislation grants legal standing to a wide range of interest groups to institute legal proceedings to enforce their environmental rights, which are enforceable against private entities. In the future, Sibanye-Stillwater may also be subject to litigation in South Africa brought by members of the community affected by environmental-related impacts, as well as non-governmental organisations (NGOs) and public bodies. In this regard, recent case law in South Africa has provided a precedent for private prosecution by environmental NGOs for environmental infringements and non-compliance with key environmental legislation. South African legislation also provides for potential director, shareholder and lender liability for environmental damage in certain circumstances. Further, contravention of environmental and health and safety laws and regulations may also constitute a criminal offence and result in a fine or imprisonment, or both in addition to administrative penalties.
Some of the principal health risks associated with Sibanye-Stillwater’s mining operations arise from occupational exposure and community environmental exposure to silica dust, noise and certain hazardous substances, including toxic gases and radioactive particulates. The most significant occupational diseases affecting Sibanye-Stillwater’s workforce include lung diseases (such as silicosis, TB, a combination of the two and chronic obstructive airways disease (COAD)) as well as noise induced hearing loss (NIHL). Employees and communities have sought and may continue to seek, compensation for certain illnesses, such as silicosis, from Sibanye-Stillwater.
In 2018, several South African mining companies, including Sibanye-Stillwater (collectively, the Gold Working Group) agreed to an approximately R5 billion settlement agreement with all eligible workers suffering from silicosis or TB who worked in the Gold Working Group’s mines from 12 March 1965 to the effective date of the Settlement Agreement. For further information, see—Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 31: Occupational healthcare obligation. In 2019, Sibanye-Stillwater entered into a R1.4 billion guarantee facility with Nedbank Limited in relation to the obligations under the Settlement Agreement. The payment of compensation for the claims may have an adverse financial impact on Sibanye-Stillwater.
As environmental, health and safety laws and regulations are becoming more complex and stringent, Sibanye-Stillwater may face increased regulatory and stakeholder scrutiny, which may lead to increased capital expenditures and subject Sibanye-Stillwater to potential enforcement actions and litigation proceedings. Any significant cost increases, potential enforcement actions or litigation relating to environmental, health and safety laws and regulations could have a material adverse effect on Sibanye-Stillwater’s business, results of operations and financial condition.
The failure of a tailings storage facility could negatively impact Sibanye-Stillwater’s business, reputation, operating results and financial condition
Mining companies face inherent risks in their operation of tailings storage facilities. Tailings storage facilities are engineered structures built for the containment of the uneconomical milled ore residue and water, known as tailings. The use of tailings storage facilities exposes Sibanye-Stillwater to certain risks, including the failure of a tailings dam due to events such as high rainfall, snow melt, overtopping, piping or seepage failures. The potential occurrence of a tailings storage failure at one of Sibanye-Stillwater’s facilities could lead to the loss of human life and/or extensive property and environmental damage.
Sibanye-Stillwater maintains measures to manage its dams’ safety, including compliance with the International Council on Mining and Metals’ Tailings Governance Position Statement, Sibanye-Stillwater’s Code of Practice, and undertakes routine reviews by independent consulting companies. Although Sibanye-Stillwater has a tailings storage facility management system, the effectiveness of its designs, construction quality or regular monitoring cannot be guaranteed throughout its operations and it cannot be guaranteed that these measures will prevent the failure of one or more of its tailings storage facilities or that such potential failure will be detected in advance. Sibanye-Stillwater may also be required to undertake remedial work to reinforce its dams if a vulnerability is discovered, which may require it to reduce or suspend operations while remediation takes place. For example, in December 2021, Sibanye-Stillwater announced the temporary suspension of processing operations at the Beatrix tailing storage facility to complete rehabilitation work, including precautionary reinforcement and buttressing work.
In addition, although Sibanye-Stillwater generally requires its partners to maintain such systems, it cannot guarantee that its partners maintain similar safety precautions or monitoring systems on their tailings storage facilities. There is no assurance that any safety measures implemented will prevent the failure of any tailings storage facility.
The failure of a tailings storage facility will lead to multiple legal proceedings and investigations, which could include securities class actions, criminal proceedings and public civil actions (against Sibanye-Stillwater or individuals) for significant amounts of damages. Furthermore, the elimination of the “conventional” practice of storing wet tailings (e.g. by alternatively filtering, “dry” stacking and compacting the tailings) could require the research and development of new technologies, which could lead to additional large expenditures. As a result of the 2015 and January 2019 tailings storage facility failures in Brazil and in Canada in 2014 (none of which are associated with Sibanye-Stillwater) or as a result of future tailing storage facility failures, additional environmental and health and safety laws and regulations may be forthcoming globally, including in jurisdictions where Sibanye-Stillwater operates, which may ban the storage of wet tailings completely. In addition, changes in laws and regulations may impose more stringent conditions in connection with the construction of tailings storage facilities, particularly with respect to upstream tailings storage facilities which could also be made illegal, the licensing process of projects and operations and increased criminal and civil liability for companies, officers and contractors. For example, in 2020, the International Council on Mining and Metals (ICMM), the United Nations Environment Programme (UNEP) and the Principles for Responsible Investment (PRI) established an international tailings standard, the Global Industry Standard on Tailings Management (Global Tailings Standard). ICMM members, including Sibanye-Stillwater, have committed to conform with the Global Tailing Standard by August 2023 for all facilities with “extreme” or “very high” potential consequences and to conform by August 2025 for all of their facilities. Sibanye-Stillwater may incur significant costs to comply with such standards or may be unable to comply by committed timeframes.

Furthermore, the unexpected failure of a tailings storage facility could lead to the need for a large expenditure on contingencies and on recovering the regions and people affected, extensive and permanent environmental damage and the payment of penalties, fines or other money damages or civil claims.
The occurrence of any of such risks could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Sibanye-Stillwater’s operations are subject to water use and waste regulations, which could impose significant costs and burden
Sibanye-Stillwater’s operations are subject to regulatory controls on their usage and disposal of water and waste. Under South African and US law, mining operations are subject to water use licences and/or authorisations that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. All of Sibanye-Stillwater’s operations hold the required water-related permits, although certain operations in South Africa (water use licences for Driefontein, Beatrix, Burnstone, Kloof, Rand Uranium, Ezulwini and Kwezi) are currently subject to review by the Department of Water and Sanitation (DWS) for minor amendments and corrections or consolidation.
Sibanye-Stillwater expects to incur significant expenditure to achieve and maintain compliance with the licence requirements at each of its operations. Any failure on Sibanye-Stillwater’s part to achieve or maintain compliance with the requirements of these licences with respect to any of its operations could result in Sibanye-Stillwater being subject to substantial claims, penalties, fees and expenses, significant delays in operations, criminal proceedings or the revocation of the relevant water use licence, which could curtail or halt production at the affected operation. Any of the above, and any significant constraints to availability of water, particularly at Sibanye-Stillwater's SA PGM operations, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Sibanye-Stillwater has identified a risk of potential long-term acid mine drainage (AMD) issues which are currently being experienced by peer mining groups. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings dams and pits on the surface. Should Sibanye-Stillwater’s current preventative and active management measures not be successful, such that Sibanye-Stillwater were to experience any AMD or other waste-related challenges, it could result in failure to comply with its water use licence requirements and could expose Sibanye-Stillwater to potential liabilities, and unforeseen costs associated with the pumping and treatment of polluted or extraneous water.
Social unrest, including the risk of service delivery protests, sickness or natural or man-made disasters at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations may disrupt its business or may lead to greater social or regulatory impositions on Sibanye-Stillwater
There are a number of informal settlements located in the vicinity of some of Sibanye-Stillwater’s South African-based operations. These settlements are populated by mining company employees (including Sibanye-Stillwater employees), the families of mining company employees and others. As at 31 December 2021, approximately 57% (2020: 50%) of Sibanye-Stillwater’s South African-based workforce opted to receive a “living out allowance” and management expects that a number of these individuals reside in informal settlements. In recent years, the size of these settlements has grown substantially. Poor living conditions in these settlements may lead to the spread of disease or other health hazards, which may increase absences or affect the productivity of employees. The population of such settlements or the surrounding communities may also demand jobs, improved delivery of social services or infrastructure from the local mining operations, including Sibanye-Stillwater. Any such demands or other demands from these communities may lead to increased costs or regulatory burdens on Sibanye-Stillwater. Such demands may also lead to protests, including service delivery protests related to poor service delivery in such communities, or other actions that may hinder Sibanye-Stillwater’s ability to operate, including incurring expenses to defend its rights through initiating or defending against litigation proceedings.
In addition, in December 2020, the Minister of the DMRE (DMRE Minister) published the Housing and Living Conditions Standard, requiring Sibanye-Stillwater to revise its current housing and living condition plans in terms of its social and labour plans (SLPs). The Housing and Living Conditions Standards were submitted to the DMRE and are being implemented, including applications by Sibanye-Stillwater for the eviction of illegally occupied houses earmarked for employee ownership. Sibanye-Stillwater estimates spend on its Housing and Living Conditions Plans for the SA PGM and SA gold segment to amount to R5.2 billion (US$328 million) and R1.5 billion (US$95 million), respectively, over the next five years.
Any of the above factors could have a material adverse effect on Sibanye-Stillwater’s business, reputation, operating results and financial condition.
Sibanye-Stillwater utilises information, communication and technology systems, on which it records commercially sensitive information and personal data. Failure of these systems, or the failure to protect personal data, could significantly impact Sibanye-Stillwater’s operations and business
Sibanye-Stillwater utilises and is reliant on various internal and external information, communication and technology system applications, such as SAP, Microsoft, mine technical and other applications, to support its business activities. Damage or interruption of Sibanye-Stillwater’s information, communication and technology systems, whether due to accidents, old or obsolete information technology systems and equipment, human error, natural events or malicious acts, may lead to important data, including commercially sensitive information, being irretrievably lost, exposed or damaged, thereby adversely affecting Sibanye-Stillwater’s business, operating results and financial condition.
Sibanye-Stillwater’s information technology systems store voluminous personal information related to employees, as well as sensitive information relating to suppliers and customers. The information security management system protecting Sibanye-Stillwater’s information, communication and technology infrastructure and network may be subject to security breaches (e.g. cyber-crime or activists) or other incidents that can result in misappropriation of funds, increased health and safety risks to people, disruption to its operations, environmental damage, loss of intellectual property, disclosure of commercially or personally sensitive information, legal or regulatory breaches and liability, other costs and reputational damage. While no material losses related to cyber-security breaches have been discovered, given the increasing sophistication and evolving nature of this threat, the possibility of them occurring in the future cannot be ruled out. Sibanye-Stillwater performs periodic penetration and annual disaster recovery testing which includes reviews of recovery procedures and security controls, and there are currently plans to replicate applications with critical and high availability requirements at alternative data centres throughout Sibanye-Stillwater’s operation. Even with this testing, there is still a risk of inadequate or failed disaster recovery. An extended failure of critical system components, caused by accidental actions, such as failed hardware or failed network infrastructure, or malicious actions, including those resulting from a cyber-security attack, could result in a significant environmental incident, commercial loss or interruption to operations. Sibanye-Stillwater may also incur significant costs to protect against or repair damage caused by disruptions or security breaches in the future, such as rebuilding internal systems, implementing additional threat protection measures, defending against litigation, responding to regulatory inquiries or taking remedial steps with respect to third parties, among others. In addition, Sibanye-Stillwater will need to comply with legislation relating to cyber-security breaches, such as the South African Cybercrimes Bill which came into force in 2021. The law criminalises certain actions or omissions and creates offences in relation to cyber-related crimes.
In addition, the interpretation and application of consumer, privacy and data protection laws in South Africa, the United States and elsewhere are uncertain and evolving. It is possible that regulators may interpret and apply these laws in a manner that is inconsistent with Sibanye-Stillwater’s data processes and practices. Complying with these various laws is difficult and could cause Sibanye-Stillwater to incur substantial costs or require it to change its business practices in a manner adverse to its business, for example following the introduction of the General Data Protection Regulation (GDPR) in May 2018. Failure to comply with such legislation may also lead to substantial penalties and fines, proceedings or other actions as well as reputational damage. Confidentiality breaches have historically been a significant risk for the mining sector. Compliance with South Africa’s data privacy legislation, the Protection of Personal Information Act, 2013 (POPIA), was required from 1 July 2021. As with the GDPR, failure to comply with POPIA may lead to significant penalties, fines and/or imprisonment, depending on the severity of the infraction. Sibanye-Stillwater may also have insufficient insurance coverage for any data protection breaches, including in relation to POPIA. See —Sibanye-Stillwater’s insurance coverage may not adequately satisfy all potential claims and exposures.
Sibanye-Stillwater's business may be harmed if it fails to adapt to technological advances in a timely and cost-effective manner
The industry in which Sibanye-Stillwater operates is characterised by rapid technological advancements, including industry-wide digitalisation, robotic process automation (RBA), machine-learning and advances in artificial intelligence. Sibanye-Stillwater’s ability to compete effectively and in a cost-effective manner depends, in part, on its ability to adapt to, and adequately invest in, new technology and related personnel. Insufficient or untimely investment in new technology or personnel may require prolonged use of labour-intensive modes of work or require it to retain legacy infrastructure that cannot be easily or cost-effectively serviced or upgraded. In addition, the Group may be required to undertake certain technological upgrades in response to heightened safety, environmental or security requirements and failure to pre-empt such requirements may delay or increase the cost of compliance. For example, Sibanye-Stillwater determined to modify its standard operating procedures (SOP) at its Stillwater operations in 2021 until it could complete the introduction of proximity detection safety technology. Sibanye-Stillwater anticipates that this process will take 18 months to complete, during which time it will operate under a constrained SOP.
Adapting to new technologies may also pose integration-related risks. For example, Sibanye-Stillwater has recently adopted a hybrid cloud-based model in order to facilitate the integration of its information technology systems into a single, integrated business platform. Under this model, a centrally hosted data centre will hold the core of Sibanye-Stillwater’s business systems in each region in which it operates. The integration and transition to cloud-based computing could be susceptible to delays or disruptions, which could result in failing network infrastructure, network outages and a breach of privacy. Cloud-based computing may also increase Sibanye-Stillwater’s exposure to cyber-related threats.
Any of the foregoing may impact Sibanye-Stillwater’s ability to deliver on its strategic objectives, including sustainability, safety and cost optimisation targets, and have a material adverse effect on Sibanye-Stillwater's business, operating results and financial condition.
Mining companies are required to operate in ways that provide benefits to affected communities. Failure to comply with these requirements can result in legal suits, additional operational costs, investor divestment and loss of “social licence to operate”, which could adversely impact Sibanye-Stillwater’s business, operating results and financial condition
Mining companies face increasing pressure over their “social licence to operate”, which can be interpreted as the acceptance of the activities of these companies by stakeholders. While formal permission to operate is ultimately granted by host governments, many mining activities require social permission from host communities and influential stakeholders to carry out operations effectively and profitably.
Mining companies are under pressure to demonstrate that, while they seek a satisfactory return on investment for shareholders, the environment, human rights and other key sustainability issues are responsibly managed and stakeholders, such as employees, host communities and the governments of the countries in which they operate, also benefit from their commercial activities. The potential consequences of these pressures and the adverse publicity in cases where companies are believed to be creating insufficient social and economic benefit or are perceived to not be responsibly managing other sustainability issues may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), allegations of human rights abuses, legal suits, regulatory intervention and investor withdrawal.
In order to maintain its social licence to operate, Sibanye-Stillwater may need to design or redesign parts of its mining operations to minimise their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying operations, by changing planned capital expenditures or by relocating the affected people to an agreed location. Anti-mining sentiments in some of the communities in which Sibanye-Stillwater operates have been exacerbated by high unemployment and violent crime rates, forced resettlement of residents, environmental incidents and blasting. For example, unemployment rates in South Africa reached an all-time high of 34.9% in September 2021 due to continued COVID-19 related economic downturn. There is no assurance that a prolonged economic downturn will not result in an extended period of high unemployment, further exacerbating anti-mining sentiments in South Africa. Furthermore, the rise of ESG factors in investment decisions may result in divestment in the mining sector (as a result of voluntary or regulatory ESG measures that are being introduced).

Responsive measures may require Sibanye-Stillwater to take costly and time-consuming remedial measures, including the full restoration of livelihoods of those impacted, and remediation of the environment. In addition, Sibanye-Stillwater is obliged to comply with the terms and conditions of all the mining rights it holds in South Africa. In this regard, the SLP provisions of Sibanye-Stillwater's mining rights must make provision for local economic development, among other obligations. See —Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute. In addition, Sibanye-Stillwater has several joint venture arrangements and associated investments, and the companies which Sibanye-Stillwater partners with may apply different corporate governance standards and responsible citizen procedures. As Sibanye-Stillwater has a long history of mining operations in certain regions or has purchased operations that have a long history, issues may arise regarding historical as well as potential future environmental or health impacts in those areas.
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
Delays in projects attributable to a lack of community support or other community-related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring the project to, or maintain, production. The cost of measures and other issues relating to the sustainable development of mining operations has placed significant demands on Sibanye-Stillwater’s resources and could increase capital and operating costs and have a material adverse effect on Sibanye-Stillwater's reputation, business, operating results and financial condition.
An actual or alleged breach or breaches in governance processes, or fraud, bribery and corruption may lead to public and private censure, regulatory penalties and loss of licences or permits and may impact negatively upon Sibanye-Stillwater's empowerment status and may damage Sibanye-Stillwater’s reputation
The legal and regulatory framework in which Sibanye-Stillwater operates is complex, and its governance and compliance policies and processes may not prevent potential breaches of law or accounting or other governance practices. Sibanye-Stillwater’s operating and ethical codes, among other standards and guidance, may not prevent instances of fraudulent behaviour and dishonesty, nor guarantee compliance with legal and regulatory requirements.
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
Regulation of greenhouse gas (GHG) emissions may materially adversely affect Sibanye-Stillwater’s operations
Energy is a significant production input and input cost to Sibanye-Stillwater’s mining and processing operations, with its principal energy sources being electricity, purchased petroleum products, coal, propane and natural gas. A number of governments or governmental bodies, including the United Nations Framework Convention on Climate Change (UNFCCC), have introduced or are contemplating regulatory changes in response to the impact of climate change, including restricting GHG emissions in jurisdictions in which Sibanye-Stillwater operates.
The South African government introduced a carbon tax under the Carbon Tax Act (Carbon Tax Act) with effect from 2019. The first phase of the Carbon Tax Act applies to the so-called “Scope 1” emissions from 1 June 2019 to 31 December 2022. Under the first phase, the introduction of the carbon tax is not expected to have an immediate impact on the price of electricity. Accordingly, although the statutory rate of carbon tax in 2021 was R134 per tonne (2020: R127 per tonne; 2019: R120 per tonne) of carbon dioxide equivalent (CO2e) emissions, allowances under the Carbon Tax Act resulted in an effective carbon tax rate ranging from R7 to R54 per tonne of CO2e emissions (2020: R6 to R51; 2019: R6 to R48). Phase 1 of the Carbon Tax has been extended to 31 December 2025.
In addition, the South African Department of Forestry and Fisheries and the Environment (DFFE) has published the Climate Change Bill, 2021 (Climate Change Bill) which imposes carbon budgets on entities in certain high-emitting industries, such as mining. It also requires companies, including Sibanye-Stillwater to submit pollution prevention plans covering the period from 1 January 2021 to 31 December 2025. The carbon budgets are intended to operate as statutory limits for CO2e, emissions in excess of which may entail a fine, or other punitive measures. It is expected that the Carbon Tax Act will be aligned with the Climate Change Bill, such that it will set out the amount that companies will be required to pay for CO2e emissions exceeding the applicable carbon budget. Further, if the Climate Change Bill is enacted, it is expected that the South African government will phase out the current carbon budget allowance of 5% provided for under the Carbon Tax Act.
Sibanye-Stillwater’s costs under the existing and proposed legislation will be impacted by the finalisation of the GHG reporting regulations and the extent to which it is able to make use of the allowances that are built into the carbon tax design. Sibanye-Stillwater’s carbon tax expense for the year ended 31 December 2021 was R4 million (2020: 5 million; 2019: R12 million).
A number of other regulatory initiatives are underway in countries in which Sibanye-Stillwater operates that seek to reduce or limit industrial GHG emissions. These regulatory initiatives will be either voluntary or mandatory and are likely to impact Sibanye-Stillwater’s operations directly or indirectly by affecting the cost of doing business, for example by increasing the costs of its suppliers or customers. Inconsistency of regulations particularly between developed and developing countries may affect both Sibanye-Stillwater’s decision to pursue opportunities in certain countries and its cost of operations.
Sibanye-Stillwater’s reliance on fossil fuel-based electricity from Eskom Limited (Eskom) may give rise to additional costs in the future should any of the countries into which it exports its products introduce carbon border adjustment mechanisms. For example, South African carbon taxpayers who reduce the South African carbon tax liabilities through permissible allowances and deductions may then pay a higher import carbon tax when their goods are imported into the European Union (EU).

In the United States, Sibanye-Stillwater is also subject to legislative and regulatory initiatives that are underway to limit GHG emissions. The US Congress has considered legislation that would control GHG emissions through a “cap and trade” programme and several US states have already implemented programmes to reduce GHG emissions. In addition, the US Supreme Court determined in a 2007 ruling that GHG emissions are “air pollutants” within the meaning of the federal Clean Air Act. In response the US Environmental Protection Agency (the EPA) issued a final rule, known as the “Tailoring Rule”, which makes certain large stationary sources and modification projects subject to permitting requirements for GHG emissions under the Clean Air Act. In 2014, the US Supreme Court invalidated portions of the federal Tailoring Rule, but the ruling upheld the EPA’s authority to require new or modified facilities that are already subject to permitting requirements for conventional pollutants to comply with Best Available Control Technologies (BACT) for GHGs, as well. New or modified sources subject to permitting for conventional pollutants will be required to access BACT for GHG if the new source or the modification will result in an annual increase of 75,000 tons per year of CO2e.
Sibanye-Stillwater is also subject to GHG reporting requirements for specified large GHG emission sources in the United States. Sibanye-Stillwater’s US PGM operations hold a Title V Major Air Quality Permit, which requires Sibanye-Stillwater to annually calculate the GHG emissions from its US PGM operations and compare these amounts against reporting thresholds. Because current levels are below reporting thresholds, the US PGM operations are not currently required to report GHG emissions. Additionally, the assessment of GHG emissions is becoming an increasingly important part of NEPA assessments, and as a result, Sibanye-Stillwater may be required to mitigate its GHG emissions in connection with any future NEPA review.
In 2021, the Biden administration issued an executive order directing all federal agencies to review and take action to address any federal regulations, orders, guidance documents, policies and any similar agency actions promulgated during the prior administration that may be inconsistent with the administration’s policies. As a result, it is unclear the degree to which certain recent regulatory developments may be modified or rescinded. The executive order also established the Inter-agency Working Group on the Social Cost of Greenhouse Gases, which is called on to, among other things, develop methodologies for calculating the “social cost of carbon,” “social cost of nitrous oxide” and “social cost of methane.” Final recommendations from the working group are due by 1 June 2022. As the debate surrounding GHG regulation in the US continues to ensue, further regulatory, legislative and judicial developments are difficult to predict. Due to the uncertainties surrounding the regulation of and other risks associated with GHG emissions, Sibanye-Stillwater cannot predict the financial impact of future US GHG regulations and related developments on its US PGM operations.
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
Regulation of GHG emissions in the jurisdictions of Sibanye-Stillwater’s end-user customers and value chain participants could also have an adverse effect on the demand for certain of its products, which may in turn, have a material adverse effect on Sibanye-Stillwater’s production levels, business, operating results and financial condition.
The physical impacts of climate change may adversely affect Sibanye-Stillwater’s mining operations, workforce and supply chain
Sibanye-Stillwater’s operations, workforce and supply chain may be exposed to changes in the frequency, intensity and/or duration of intense storms, drought, flooding, wildfire, and other extreme weather events and patterns. For example, in December 2021, severe weather conditions caused electrical outages at Sibanye-Stillwater’s East Bolder mine, contributing to a reduction in mined 2E PGMs in the second quarter of 2021. Such potential physical impacts of climate change on Sibanye-Stillwater’s operations are highly uncertain, and would vary by operation based on particular geographic circumstances. As a result, Sibanye-Stillwater may face increased operational costs associated with power and supply chain disruption, delays and increased pricing. In addition, the potential for overall decreases in precipitation could affect the availability of water needed for Sibanye-Stillwater’s operations, leading to increased operating costs, or in extreme cases, disruptions to mining operations.
In addition, as part of Sibanye-Stillwater’s commitment to implementing the Global Tailings Standard, it may be required to undertake additional measures to mitigate the environmental impact at its tailings facilities, including those arising from climate change. Any such obligations could increase operational expenses or increase required capital investments.

Legal, regulatory and compliance risks
Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute
Sibanye-Stillwater’s right to own and exploit mineral reserves and deposits is governed by the laws and regulations of the jurisdictions in which the mineral properties are located. Sibanye-Stillwater’s reserves and deposits are located in countries where mining rights could be suspended or cancelled should it breach its obligations in respect of the acquisition and exploitation of these rights.
In all of the countries where Sibanye-Stillwater operates, the formulation or implementation of governmental policies on certain issues may be unpredictable. This may include changes in laws relating to mineral rights and ownership of mining assets and the right to prospect and mine, and, in extreme cases, nationalisation, expropriation or nullification of existing rights, concessions, licences, permits, agreements and contracts.
Our operations in South Africa are subject to legislation regulating the exploitation of mineral resources through the granting of rights required to prospect and mine for minerals, which includes the Mineral and Petroleum Resources Development Act, 2002 (MPRDA) as well as Broad-Based Black Economic Empowerment, 2003 (B-BBEE) legislation designed to effect the entry and participation of HDSAs into the mining industry and increase their participation in the South African economy.
The MPRDA, requires, among other things, that mining companies submit SLPs to the DMRE, which set out their commitments relating to human resource development, labour planning and socio-economic development planning. In addition to significant reputational damage, companies that fail to comply with such commitments may be sanctioned, required to undertake remedial action and ultimately, may have their mining licences revoked.
South Africa’s changing BEE policies may adversely affect Sibanye-Stillwater’s mining rights and its ability to conduct operations. Mining rights are linked to compliance with various empowerment obligations, including the B-BBEE Charter for the South African Mining and Minerals Industry, 2018 (2018 Mining Charter) (as read with the Implementation Guidelines for the 2018 Mining Charter (Implementation Guidelines)). It is widely considered that the 2018 Mining Charter did not bring about the legal certainty in the South African mining industry that it sought to create. Some of the salient features of the 2018 Mining Charter are:
•existing right holders who have achieved a minimum of 26% BEE shareholding shall be recognised as compliant for the duration of the mining right;
•existing right holders whose BEE partners exited prior to the commencement of the 2018 Mining Charter shall be recognised as compliant for the duration of the mining right (the once empowered, always empowered principle);
•the once empowered, always empowered principle will not be applicable to the renewal and transfer of a mining right; and
•a new mining right must have a minimum of 30% BEE shareholding.
Accordingly, in 2019, the Minerals Council filed an application in the Gauteng Division High Court of South Africa for the judicial review and setting aside of certain clauses of the 2018 Mining Charter. In 2021, the Gauteng Division High Court of South Africa issued a judgement addressing certain key elements of the Mineral Council’s application. Among other things, the court held that:
•the 2018 Mining Charter is a policy document and does not, by itself, bind holders of mining rights and prospecting rights;
•the 2018 Mining Charter is only binding on holders of mining rights to the extent that its terms have been lawfully incorporated by the DMRE Minister into such rights;
•a renewal of an existing mining right shall not be subject to the Mining Charter requirements applicable at the time that a mining right renewal application is lodged;
•continuing consequences shall be recognised in relation to applications for new mining rights, renewals and transfer of mining rights; and
•the distribution of the minimum 30% BEE shareholding and provisions in respect to the equity equivalent benefit for host communities is no longer prescribed.
In addition, the court set aside a number of specific clauses of the 2018 Mining Charter. Following the judgement, the DMRE indicated that it intends to consider steps to achieve the empowerment objectives through amendments to the MPRDA. For further details, see Environmental and regulatory matters—Mining rights. It is uncertain how the MPRDA will be applied and interpreted by the DMRE and the courts in the future, and what changes, if any, Sibanye-Stillwater will be required to make in order comply with this legislation.
Any adjustment to the ownership structure of Sibanye-Stillwater’s mining assets in order to meet B-BBEE requirements could have a material adverse effect on the value of Sibanye-Stillwater’s securities. Further, Sibanye-Stillwater may in the future incur significant costs or have to issue additional shares as a result of changes in the interpretation of existing laws and guidelines or the imposition of new laws relating to HDSA ownership requirements, which may have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Under section 47 of the MPRDA, the DMRE Minister may suspend or cancel the existing mining rights or, under section 23(3) of the MPRDA, refuse to grant applications for new mining rights by mining companies, including Sibanye-Stillwater, should such holders of mining rights be deemed not to be in compliance with the requirements of the MPRDA as read with South Africa’s mining industry empowerment requirements. If the DMRE Minister were to determine that Sibanye-Stillwater is not in compliance with the requirements of the MPRDA and its empowerment requirements, Sibanye-Stillwater may be required to engage in remedial steps, including changes to management and actions that require shareholder approval.
If the DMRE were to determine that Sibanye-Stillwater is not in compliance with the MPRDA, for any reason, including HDSA ownership, Sibanye-Stillwater may challenge such a decision in court which may be costly and unsuccessful.

There is no guarantee that any steps Sibanye-Stillwater has already taken or might take in the future will ensure the retention of its existing mining rights, the successful renewal of its existing mining rights, the granting of applications for new mining rights or that the terms of renewals of its mining rights would not be significantly less favourable than the terms of its current mining rights. Failure by Sibanye-Stillwater to comply with mineral rights legislation or to renew mining leases in any of the jurisdictions in which it operates may cause it to lose the right to mine, fail to acquire new rights to mine and may have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Title to Sibanye-Stillwater’s properties may be subject to challenge
Certain of Sibanye-Stillwater’s properties may be subject to the rights or the asserted rights of various occupants or claimants to land under restitution and other legislation, which could have an impact on Sibanye-Stillwater’s ability to develop or operate its mining interests. For example, in South Africa, the Extension of Security of Tenure Act (1997), the Restitution of Land Rights Act (1994) and the Prevention of Illegal Eviction from and Unlawful Occupation of Land Act (1998) and the Labour Tenants Act (1996) protect various rights to claim and occupy land. Such legislation is complex and sets out the requirements as to how landowners are to deal with certain rights. There is no assurance that Sibanye-Stillwater will be able to successfully predict when these landowner rights will be challenged, which could therefore negatively affect the business results of new or existing projects. Where consultation with occupants or claimants to land is statutorily or otherwise mandated, relations may not remain amicable and disputes may lead to reduced access to properties or delays in operations. For example, in 2018, Sibanye-Stillwater published a notice of a land claim over part of the Kroondal operations property occupied by certain former contractors of Aquarius Platinum Limited (Aquarius). Sibanye-Stillwater was initially unsuccessful in the Land Claims Court, and the Supreme Court of Appeals ruled that termination notices under section 8 of Extension of Security of Tenure Act (ESTA) needed to be served on these occupants. Sibanye-Stillwater has since re-initiated its claim and the dispute remains ongoing. Title to Sibanye-Stillwater’s properties, particularly undeveloped ones, may also be defective or subject to challenge. Title review does not necessarily preclude third parties from contesting ownership.
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
If Sibanye-Stillwater loses senior management or is unable to hire and/or retain sufficient technically skilled employees or sufficient HDSA representation in management positions in South Africa, Sibanye-Stillwater’s business may be materially adversely affected
Our ability to operate or expand effectively depends largely on the experience, skills and performance of its senior management team and technically skilled employees. However, the global mining industry, including Sibanye-Stillwater, continues to experience a shortage of qualified senior management and technically skilled employees. To the extent that Sibanye-Stillwater is unable to hire or retain (due to departure or unavailability) appropriate senior management, technically skilled employees or other management personnel, or it may be required to pay higher levels of remuneration than it currently intends in order to do so. For example, critical skills shortages at Sibanye-Stillwater’s US operations resulted in its increased reliance on high cost contract employment, impacting its profitability for the period. In the United States, Sibanye-Stillwater also depends on experienced management and other key personnel in order to maintain its operations and support its projects and loss of key management or other personnel at Sibanye-Stillwater’s US operations could have a material adverse impact on Sibanye-Stillwater.
Additionally, as a condition of Sibanye-Stillwater’s mining rights in South Africa, it must ensure sufficient HDSA participation in its management and core and critical skills and failure to do so could result in fines or the loss or suspension of its mining rights. See—Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute. Sibanye-Stillwater is also legislatively required to take proactive steps to achieve an equitable representation of HDSAs at all occupational levels and to report on the extent to which its plan is being achieved. If Sibanye-Stillwater is unable to hire or retain appropriate management and technically skilled personnel or is unable to obtain sufficient HDSA representation in management positions, or if there are not sufficient succession plans in place, this could have a material adverse effect on Sibanye-Stillwater’s business, result in the imposition of fines and have a negative effect on production levels, operating results and financial position.

Sibanye-Stillwater is subject to risks associated with litigation and regulatory proceedings
As with most large corporations, Sibanye-Stillwater is, from time to time, involved as a party in litigation, arbitration, regulatory proceedings and other disputes. Litigation, arbitration, regulatory proceedings and other types of disputes involve inherent uncertainties and, as a result, Sibanye-Stillwater faces risks associated with adverse judgments or outcomes in such cases. Even where Sibanye-Stillwater may ultimately prevail on the merits of any such dispute, Sibanye-Stillwater may face significant costs defending its rights, lose certain rights or benefits during the pendency of any such litigation, arbitration, regulatory proceeding or other dispute, or suffer negative publicity or reputational damage as a result of its involvement. Sibanye-Stillwater is currently engaged in a number of legal and regulatory proceedings, including as described in Accountability—Directors’ report—Litigation, the outcome of which remains uncertain. For example, in February 2022, Sibanye-Stillwater received a claim notice and letter before claim from Appian Capital Advisory (Appian) in relation to Sibanye-Stillwater’s decision to exercise its termination rights in respect of the proposed acquisition of two Brazilian mining assets owned by Appian. Sibanye-Stillwater responded to Appian’s notice of claim, and as at the date of this filing, it has not been served with a claim by Appian. If Appian decides to commence formal proceedings, Sibanye-Stillwater will vigorously defend its position. There can be no assurance as to the outcome of any litigation, arbitration, regulatory proceeding or other dispute, and the adverse determination of material litigation could have a materially adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Uncertainty relating to the LIBOR calculation process and phasing out of LIBOR after 2021 may adversely affect the amounts of interest Sibanye-Stillwater pays under its debt arrangements and adversely affect Sibanye-Stillwater’s business, operating results and financial condition
LIBOR is the basic rate of interest used in lending between banks on the London interbank market and has widely been used as a reference for setting the interest rate on loans globally. Sibanye-Stillwater has used LIBOR as a reference rate in certain of Sibanye-Stillwater's credit facilities and metal sales such that the interest due to its debtors pursuant to debt arrangements is calculated using LIBOR. Sibanye-Stillwater’s debt outstanding indexed to LIBOR comprises the US$600 million RCF (maturing in April 2023) and R1.5 billion (US$95 million) of Burnstone debt outstanding as part of assets acquired.
LIBOR has been the subject of regulatory guidance and proposals for reform, and in 2021, ICE Benchmark Administration (ICE), the administrator for LIBOR, confirmed its intention to cease publishing one week and two-month US Dollar LIBOR after December 2021 and all remaining US Dollar LIBOR tenors in mid-2023. Concurrently, the Financial Conduct Authority announced the cessation or loss of representativeness of the US Dollar LIBOR tenors from those dates. The US Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large US financial institutions, is considering replacing LIBOR with the Secured Overnight Financing Rate (SOFR), a new index calculated based on transactions in the market for short-term treasury securities. On 5 March 2021, the ICE announced its intention to cease the publication of US LIBOR settings extended on 30 June 2023. At this time, it is not known whether or when SOFR or other alternative reference rates will attain market traction as replacements for LIBOR.
These reforms may cause LIBOR to perform differently than it has in the past, and it is expected that LIBOR will cease to be available after 2021 or mid-2023, as applicable. After the cessation of LIBOR, alternative benchmark rates will replace LIBOR and could affect Sibanye-Stillwater's debt securities and debt payments.
At this time, it is not possible to predict the effect of the cessation of LIBOR or the establishment of alternative benchmark rates. Any new benchmark rate will likely not replicate LIBOR exactly, which could impact our contracts that terminate after 2021 or mid-2023, as applicable. There is uncertainty about how applicable law and the courts will address the replacement of LIBOR with alternative rates on variable rate retail loan contracts and other contracts that do not include alternative rate fallback provisions.
At this time, it is not currently possible to predict the effect of the cessation of LIBOR, or resulting plans by other regulatory authorities, including how any alternative methods for calculating benchmark interest rates would be applied to Sibanye-Stillwater’s existing debt arrangements containing terms based on LIBOR. Any such changes or developments may result in an increase in the amount of interest Sibanye-Stillwater will be required to pay under its debt arrangements, which may adversely affect Sibanye-Stillwater’s business, operating results and financial condition.
Sibanye-Stillwater’s financial flexibility could be constrained by South African Exchange Control Regulations
South Africa’s Exchange Control Regulations restrict the export of capital from South Africa. Transactions between South African residents (including companies) and non-residents (excluding residents of the Republic of Namibia and the Kingdoms of Lesotho and Eswatini, known collectively as the Common Monetary Area (CMA)) are subject to exchange controls enforced by the South African Reserve Bank (SARB). While South African exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the CMA. As a result, Sibanye-Stillwater’s ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder Sibanye-Stillwater’s financial and strategic flexibility, particularly its ability to raise funds outside South Africa.
Certain rules and regulations in Zimbabwe that limit Sibanye-Stillwater's ability to export unrefined platinum or to remit revenue generated out of the country may also impact the ownership structure of these operations
One of Sibanye-Stillwater’s joint ventures, the Mimosa Operations, is located in Zimbabwe. The Mimosa Operations delivered attributable production for the year ended 31 December 2021 of 119,251oz (4E) and contributed a profit of R1.7 billion (US$115 million). Under Zimbabwean exchange control legislation, Sibanye-Stillwater is limited in its ability to remit profits from Zimbabwe to South Africa, as this is dependent on the supply of foreign currency available at the Central Bank of Zimbabwe, which has historically experienced, and continues to experience, low levels of such supply. Further, due to the short supply of US dollars in Zimbabwe, the funds retained in Zimbabwe create increased exposure to economic and inflationary risks.
The Mimosa Operations have commissioned feasibility studies to explore expanding its smelter operations in Zimbabwe. The construction of such facilities would be subject to several challenges including, among others, the time required, the substantial capital expenditure and a lack of adequate infrastructure.
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

The Indigenisation Act was further amended in 2018, mandating that Zimbabwe (through certain designated entities) have at least a 51% ownership interest in a designated extractive business, which comprises of entities involved in the extraction of platinum. Although the scope was extended in 2020 to any extraction of minerals (i.e. not only limited to platinum and diamond mining), based on public statements by government officials, it is expected that this amendment will be removed from the Indigenisation Act. In addition, the Indigenisation Act provides that the 51% ownership requirement may be achieved through the use of credits, and for a duration that the Zimbabwean Minister of Industry, Commerce and Enterprise Development can prescribe.
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
In terms of the Minerals Marketing Corporation Act, 1983 (MMCZ Act), the Mineral Marketing Corporation of Zimbabwe (MMCZ) is the sole legal exporter of all minerals mined in Zimbabwe and is entitled to a commission in relation to all sales, as an agent to the mining companies, which is stipulated by the MMCZ Act. The Mimosa Operations paid a commission to MMCZ of US$5 million in fiscal 2021. The MMCZ is an entity specifically sanctioned by the US Office of Foreign Assets Control and listed on its Specially Designated Nationals list. Under the sanctions, MMCZ’s assets are blocked and US persons are prohibited from dealing with the entity. There is no requirement, legal or otherwise, for MMCZ to be involved in the Mimosa Operations management or operations and Sibanye-Stillwater has no contractual or other relationship with MMCZ outside of the MMCZ Act requirements.
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

Risks Related to Production Delivery from Operations
Economic, political or social factors affecting the regions where Sibanye-Stillwater operates may have a material adverse effect on Sibanye-Stillwater’s operations and profits
Sibanye-Stillwater principal operations are in southern Africa and the United States, with its domicile and a majority of its operations located within South Africa. Changes to or increased instability in the economic, political or social environment in these regions, particularly in South Africa or surrounding countries, could create uncertainty, which discourages investment in the region and may affect an investment in Sibanye-Stillwater. In addition, socio-political instability and unrest may also disrupt Sibanye-Stillwater’s business and operations, compromise safety and security, increase costs, affect employee morale, impact Sibanye-Stillwater’s ability to deliver under its operational plans, create uncertainty regarding mining licences and cause reputational damage, any of which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
High levels of unemployment, particularly among the youth, and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, remain issues and deterrents to foreign investment. The volatile and uncertain labour environment, which severely impacts on the local economy and investor confidence, has led to downgrades in national credit ratings to non-investment grade, making investment more expensive and difficult to secure. See —Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity and —The continued status of South Africa’s credit rating as non-investment grade may have an adverse effect on Sibanye-Stillwater’s ability to secure financing or could result in any such financing being available only at greater cost. This may restrict Sibanye-Stillwater’s future access to international financing and could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
In 2019, the President of South Africa announced that South Africa will proceed with nationalising the SARB. Subsequently, the indications are that this process has been put on hold. While the SARB’s independence is constitutionally guaranteed, any economic or political instability caused by a nationalisation process, may create complications relating to the movement of funds into or out of South Africa and impact the general business environment in South Africa, including for companies such as Sibanye-Stillwater. Any such negative impact on the South African economy may adversely affect Sibanye-Stillwater’s business, operating results and financial condition.
In addition, while the South African government has stated that it does not intend to nationalise mining assets or mining companies, certain political parties favour a policy of nationalisation. See —Sibanye-Stillwater is subject to the imposition of various regulatory costs, such as income taxes and royalties, changes to which may have a material adverse effect on Sibanye-Stillwater’s operations and profits. Any potential, or actual proceedings, to nationalise any of Sibanye-Stillwater’s assets could halt or curtail operations, resulting in a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition and could cause the value of Sibanye-Stillwater’s securities to decline rapidly and dramatically, possibly causing investors to lose the entirety of their respective investments.
In addition, changes in presidential or congressional administrations in the United States may result in legislative priority shifts that create significant uncertainty relating to the demand for PGMs, gold and battery metals. For example, in 2015, the United States, along with 195 other countries signed the Paris Agreement. The Trump administration formally withdrew the United States from the Paris Agreement in 2020. In 2021, the Biden administration issued an executive order that commenced the process of re-entering the Paris Agreement. The terms on which the United States may re-enter the Paris Agreement, including its emissions pledges, are uncertain at this time as are the impacts to Sibanye-Stillwater’s business. In addition, while the current congressional administration, through the 2021 Infrastructure Investment and Jobs Act, has earmarked more than US$350 billion of funding for states and local governments to promote infrastructure modernisation, including upgrading energy and water infrastructure and investing in the future green economy (such as Electric Vehicle (EV) charging infrastructure), any reversal of such investment may negatively impact demand for the Sibanye-Stillwater’s battery metal portfolio, and as a result, have an adverse effect on its growth strategy.
In addition, economic and political instability in regions outside jurisdictions where Sibanye-Stillwater operates, including in surrounding countries or geopolitical events, such as the invasion of Ukraine by Russia, may result in unavoidable uncertainties and events that could negatively affect costs of business, cause volatility in currency exchange rates, commodity prices, interest rates and worldwide political, regulatory, economic or market conditions and contribute instability in political institutions, regulatory agencies and financial markets any of which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Power deficits, fluctuations and usage constraints may force Sibanye-Stillwater to halt or curtail operations
In South Africa, Sibanye-Stillwater's operations depend on electrical power generated by the South African state utility, Eskom, which holds a monopoly in the South African market. Electricity supply in South Africa has been constrained over the past decade, leading to multiple power disruptions as a result of various factors, including load curtailment, adverse weather events, regulatory action as well as continued poor generation performance and reliability.
Between 2018 and 2021, Eskom, implemented intermittent load curtailment and shedding as a result of continued poor generation performance and reliability. This was primarily driven by ineffective capital spend and maintenance. Under load curtailment, Sibanye-Stillwater’s South African operations are required to reduce power demand which can result in production losses. Although Sibanye-Stillwater has complied with the curtailment requirements in response to the load curtailment events without incurring material production losses, there can be no guarantee that Sibanye-Stillwater will be able to comply with future curtailment requirements without incurring material production losses in the future.
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

In addition to supply constraints, severe weather events and labour unrest in South Africa has disrupted, and may in the future disrupt, the supply of coal to power stations operated by Eskom or may incapacitate the power stations directly, resulting in curtailed supply. For example, in February 2021, Cyclone Eloise caused extensive rainfall which, in turn, led to constraints in the quality and supply of coal, national power constraints and load curtailment.
Power disruptions may also persist as a consequence of the announced vertical unbundling of Eskom. See —Power cost increases in South Africa and elsewhere may adversely affect Sibanye-Stillwater’s results of operations. Eskom may also face regulatory enforcement action that may disrupt its supply of electricity. For example, in 2021, Eskom received unfavourable decisions from the DFFE for multiple power generation facilities in response to its applications for the postponement of air quality Minimum Emission Standards set out in terms of the National Environment Management: Air Quality Act. If implemented, the decisions will result in Eskom having to shut down 16,000MW of installed coal fired capacity.
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
The successful implementation of Sibanye-Stillwater’s strategic initiatives and operational plans depends upon many factors, including those outside its control. Sibanye-Stillwater may prove unable to deliver on production targets and other strategic initiatives. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of Sibanye-Stillwater’s business strategy and plans, and such strategy and plans may not result in the anticipated benefits. For example, factors such as volatility in commodity pricing, high fixed costs, safety related issues, organised labour action and technical issues may result in a failure to meet operations targets or strategic goals. See — Mining is inherently hazardous and the related risks of events that cause disruptions to Sibanye-Stillwater’s mining operations could result in increased production costs, financial and regulatory liabilities and reputational damage, —Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity, —Sibanye-Stillwater’s mineral reserves are estimates based on a number of assumptions, which, if changed, may require Sibanye-Stillwater to lower estimated mineral reserves, —Our business is subject to high fixed costs which may impact its profitability, —Power deficits, fluctuations and usage constraints may force Sibanye-Stillwater to halt or curtail operations and —Power cost increases in South Africa and elsewhere may adversely affect Sibanye-Stillwater’s results of operations. Any such difficulties, delays or costs could prevent Sibanye-Stillwater from fully implementing its business strategy, which could have a material adverse effect on its business, operating results and financial condition.
In addition, any existing or future initiatives may not be implemented as planned; turn out to be less effective than anticipated; only become effective later than anticipated; or not be effective at all. Any of the above could have a negative impact on Sibanye-Stillwater’s business, operating results and financial condition.
Due to the mature infrastructure at Sibanye-Stillwater’s mining operations, unplanned breakdowns, statutory mandated modifications and stoppages may result in production delays, increased costs and industrial accidents
Nearly all of Sibanye-Stillwater's operating shafts and processing plants at its gold and PGM operations, including those of our recently acquired assets (including the Marikana operations), are relatively mature. Maintaining this infrastructure requires skilled people, capital allocation, management and regular, planned maintenance. Once a shaft or a processing plant has reached the end of its intended lifespan or needs modification to comply with the applicable regulatory standards, more than normal maintenance, care and remediation is required. Regulatory uncertainty with respect to concurrent rehabilitation may inhibit Sibanye-Stillwater from accessing financial provision to undertake remediation activities. Although Sibanye-Stillwater has a comprehensive maintenance strategy in place, incidents resulting in production delays, increased costs or industrial accidents may occur. There is also a risk that delays in procuring critical spares for major repairs may result in disruptions to production. Such incidents may have a material adverse effect on Sibanye-Stillwater's business, operating results and financial condition.
The impact from, and measures taken to address, the COVID-19 pandemic may adversely affect Sibanye-Stillwater’s people, and may impact Sibanye-Stillwater’s business continuity, operating results, cash flows and financial condition
Sibanye-Stillwater’s operations have been and may continue to be impacted by the COVID-19 pandemic. The continued spread of COVID-19 could continue to result in serious illness (including incapacity) or death, or quarantine of Sibanye-Stillwater’s employees and contractors. These effects have been exacerbated by employees and contractors working in close proximity to each other in underground and surface mines and living in close quarters. In addition, certain underlying health conditions including conditions which compromise the immune system, such as HIV/AIDS, have worsened the outcomes among the individuals infected with COVID-19. Since March 2020, Sibanye-Stillwater recorded 7,362 positive COVID-19 cases across its operations, which resulted in 145 deaths. Further employee or contractor absences due to COVID-19 could continue to lead to labour shortages or instability and disruptions to Sibanye-Stillwater’s production (including potential temporary cessation) and increased operational costs. Although COVID-19 vaccines are being rolled out globally, including in the regions where Sibanye-Stillwater operates, it is too early to determine how effective these vaccines will be, including in relation to new strains of COVID-19 and waning immunity of available vaccines. In addition, while vaccines reduce disease severity, they do not prevent infection with the virus that requires absence from work to isolate, which may contribute to work stoppages or reduced operational capacity.
Any actions taken by governments or regulators in response to the COVID-19 pandemic, including in response to emerging variants or waning vaccine effectiveness, could have a further material impact, on Sibanye-Stillwater's operations and lead to an increase in its costs.

Sibanye-Stillwater’s operational costs have increased as a result of the wide-ranging protective measures it has adopted, including, among others, screening, testing and contact tracing, closure of offices and imposition of travel restrictions, procedures on return to work, operational accreditation, mandating social distancing, sanitation and mask wearing, education and awareness communication to employees about COVID-19, assisting employees with remote working and supporting the mental wellbeing of employees.
However, the continuation of any measures, or the introduction of additional travel-related restrictions, could result in the inability of Sibanye-Stillwater’s suppliers to deliver components or raw materials on a timely basis and may limit or prevent Sibanye-Stillwater’s management and employees and other important third-parties from traveling to, or visiting, Sibanye-Stillwater’s operations. Further, any lockdowns or mandatory business shutdowns could result in a suspension of Sibanye-Stillwater’s operations and could bring its business to a standstill. Sibanye-Stillwater’s property and business interruption insurance and liability may not cover or be sufficient to fully cover any of Sibanye-Stillwater’s losses resulting from public health emergencies and other events that could disrupt its operations, such as COVID-19. See —Sibanye-Stillwater’s insurance coverage may not adequately satisfy all potential claims and exposures.
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
Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity
Sibanye-Stillwater’s workforce is unionised across all its operations, with a total of approximately 90.6% unionised employees (excluding DRDGOLD) as of 31 December 2021. Organised labour dynamics in the mining sector, particularly in South Africa, are volatile and uncertain and, as such, they have had, and may in the future have, a material adverse impact on Sibanye-Stillwater's operations, production and financial performance. Union activity and labour unrest in South Africa has resulted in more frequent industrial disputes and extended negotiations that have, along with other factors, negatively affected South Africa’s sovereign debt rating and subsequently the credit ratings of the country’s leading mining companies. Sibanye-Stillwater has in the past, and may in future, experience strikes and work stoppages, including both protected and unprotected industrial action. For example, between 6 June 2017 and 3 July 2017, despite communication with employees and agreement with the National Union of Mineworkers (NUM), employees at Cooke embarked on an unprotected strike following the implementation of measures to combat illegal mining following signs of collusion between illegal miners and employees which threatened the sustainability of the Cooke operations and posed a significant risk to the safety of employees and the surrounding communities. Despite obtaining a court interdict on 8 June 2017, over the course of the strike 300kg of planned gold production, equivalent to about R160 million in revenue, was lost at the Cooke operations. Disciplinary action taken in light of the unprotected actions resulted in the dismissal of 99 employees and other disciplinary action to compensate for non-productive shifts, including forfeiture of salary and annual leave, the matter is currently before the Labour Court. See also —Theft of gold, PGM and production inputs, as well as illegal artisanal mining, may occur on some of Sibanye-Stillwater’s properties. These activities are difficult to control and can disrupt Sibanye-Stillwater’s business and expose it to liability.
Sibanye-Stillwater has recently experienced several industrial action events, some of which are ongoing.
In November 2018, AMCU announced strike action at Sibanye-Stillwater’s gold mines, followed in January 2019 by a secondary strike at Sibanye-Stillwater’s South African PGM operations in support of the primary strike at its gold operations. The November 2018 strike ended on 17 April 2019, as a result of a settlement agreement between AMCU and Sibanye-Stillwater (Strike Settlement Agreement). As part of the Strike Settlement Agreement, AMCU and Sibanye-Stillwater agreed to a facilitated post-strike conflict relationship building programme, AMCU committed to sign the 2018 Wage Agreement and Sibanye-Stillwater agreed to an ex-gratia payment of R4,000 for each employee at Sibanye-Stillwater’s South African gold operations.
Following the expiration of 2018 Wage Agreement in 2021, Sibanye-Stillwater commenced contract negotiations with AMCU, the NUM, Solidarity and UASA. Solidarity and UASA formally accepted Sibanye-Stillwater's proposed wage agreement on 9 March 2022. In March 2022, AMCU and NUM announced a strike action at Sibanye-Stillwater’s gold mines that commenced on 9 March 2022. Sibanye-Stillwater is further scheduled to commence wage negotiations at its SA PGM operations in July 2022. Wage disputes, and any resulting industrial actions, are difficult to control and can lead to significant disruptions at Sibanye-Stillwater’s operations, expose it to liability and materially and adversely affect its business, operating results and financial condition.
In addition, rivalries between unions, such as AMCU and the NUM, may also destabilise labour relations in the mining sector. For example, for the period between 21 November 2018 to 15 March 2019, there were seven employee fatalities, several employees sustained injuries as well as the arrest of 153 striking employees for various incidents of unlawful conduct that constitute criminal offences in connection with the November 2018 strike action at Sibanye-Stillwater’s gold mines described above. Despite an apparent decline of incidents of violence following an interdict on violence from the Labour Court and the establishment of picketing rules by the Commission for Conciliation, Mediation and Arbitration (CCMA) at the end of November 2018, violent episodes, including the burning of houses occupied by non-AMCU members, resumed in 2019. Although such incidents were not related to Sibanye-Stillwater’s normal operations, they may impact its ongoing labour relations at Sibanye-Stillwater and in South Africa, in general.
From time to time, Sibanye-Stillwater undertakes Section 189A of the LRA (Section 189A Processes), which may result in retrenchment of employees and may impact production levels at affected operations. Factors that influence the decision to undertake such Section 189A Processes include, among other things, the cost structure of an operation, commodity prices and currency exchange rates. A low Rand commodity price environment may increase the likelihood that Sibanye-Stillwater will determine that undertaking Section 189A Processes at one or more of its operations is advisable. For example, Sibanye-Stillwater began a Section 189A for care and maintenance at the Cooke 1, 2 and 3 shafts in October 2017. As a result, 1,510 employees were transferred internally as care and maintenance personnel for the Cooke underground operations, 620 employees replaced terminated contractors involved in non-critical activities across the Company and approximately 2,025 employees were retrenched, with an additional 1,350 employees electing to take voluntary separation packages. On 14 February 2019, Sibanye-Stillwater issued a notice to commence a Section 189A Process regarding the possible restructuring of its gold operations and associated services, pursuant to ongoing financial losses experienced at Sibanye-Stillwater’s Beatrix and Driefontein operations. Approximately 4,950 employees and 850 contractors were directly impacted.
Section 189A processes initiated in connection with Sibanye-Stillwater’s business plan may also coincide with acquisitions or business combinations it pursues. For example, in connection with the Lonmin Acquisition, Sibanye-Stillwater estimated headcount reductions of approximately 890 employees (including approximately 320 contractors) during the first three years following the completion of the acquisition, in addition to estimated headcount reductions of approximately 12,600 employees and contractors as part of the Lonmin business plan. Ultimately, on 16 January 2020, Sibanye-Stillwater announced that it completed its Section 189A Process in relation to Marikana, as a result of which, approximately 1,142 employees were retrenched and the number of contractors was reduced by approximately 1,709. Any future Section 189A Process may lead to labour unrest, reduced production levels and reputational harm to Sibanye-Stillwater, which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition. There is no guarantee that any such Section 189A Process will provide the cost savings or other benefits anticipated by management whether due to labour unrest, reduced production or other factors.
In the United States, Sibanye-Stillwater’s employees located at the Sibanye-Stillwater US PGM operations and the Metallurgical Processing facilities are covered by a five-year collective bargaining agreement with the United Steel Workers Local 11-001 (USW Local 11-0001) expiring in 2024. Sibanye-Stillwater’s employees at the East Boulder Operation are covered by a separate collective bargaining agreement with USW Local 11-0001, which was renewed in February 2022. Effective 16 February 2022 through to 31 July 2024, the agreement provides employees at Sibanye-Stillwater’s East Boulder operation an annual average increase of 3.8% per year over a three year period. Sibanye-Stillwater is subject to a risk of strikes and other labour disputes at its US operations, and its ability to alter labour costs is restricted by the fact that unionised employees are party to collective bargaining agreements.
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
The National Minimum Wage Act introduced a national minimum wage applicable to all employees of R20 per hour, and on 1 March 2021, the national minimum wage increased to R21.69 per hour. The Basic Conditions of Employment Amendment Act contains enforcement mechanisms for the National Minimum Wage Act. The wages of Sibanye-Stillwater’s unionised South African employees are regulated by the collective agreements described above, which exceed the minimum wages prescribed by the provisions of the National Minimum Wage Act. The Labour Relations Amendment Act amended the LRA, instituting changes mainly related to collective bargaining, the extension of bargaining council agreements to non-parties by the Minister of Labour, the prescribing of picketing rules, including providing for the extension of the meaning of ballot for a strike or lock-out to include a secret vote and the creation of an advisory arbitration panel to resolve strikes or lockouts that are, among other things, violent or cause national or local crisis affecting the conditions for the normal social and economic functioning of the community or society. The Labour Laws Amendment Act primarily seeks to amend the Basic Conditions of Employment Act, by introducing new types of leave that employees will be entitled to, such as parental, adoption and surrogacy leave, which varies between ten days and ten weeks.
Any of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Because Sibanye-Stillwater’s operations are regionally concentrated, disruptions in these regions could have a material adverse impact on the operations
The majority of Sibanye-Stillwater’s gold mining operations are located in the north western and south western margins of the Witwatersrand Basin in South Africa. While Sibanye-Stillwater has recently diversified its operations into a number of new jurisdictions, including Finland, France and Australia and new metals, there is no guarantee that this diversification will reduce its reliance on existing production. As a result, any adverse economic, political or social conditions affecting these regions or surrounding regions, as well as natural disasters or coordinated strikes or other work stoppages, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
HIV/AIDS, TB and other contagious diseases pose risks to Sibanye-Stillwater in terms of lost productivity and increased costs
The prevalence of HIV/AIDS in South Africa poses risks to Sibanye-Stillwater in terms of potentially reduced productivity and increased medical and other costs. Compounding this are the concomitant infections, such as TB, that can accompany HIV illness, particularly during the latter stages, and cause additional healthcare-related costs. Further, certain underlying health conditions including conditions which compromise the immune system, such as HIV/AIDS, have worsened the outcomes among the individuals infected with COVID-19. See —The impact from, and measures taken to address, the COVID-19 pandemic may adversely affect Sibanye-Stillwater’s people, and may impact Sibanye-Stillwater’s business continuity, operating results, cash flows and financial condition. Additionally, the spread of contagious diseases such as respiratory diseases is exacerbated by communal housing and close quarters. The spread of such diseases could impact employees’ productivity, treatment costs and, therefore, operational costs.
If there is a significant increase in the incidence of HIV/AIDS infection, a decrease in viral suppression rates and related diseases among the workforce may have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

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

Risks Related to Earnings Delivery
Changes in the market price for gold and PGMs, which in the past have fluctuated widely, affect the profitability of Sibanye-Stillwater’s gold and PGM mining operations and the cash flows generated by those operations
Sibanye-Stillwater’s revenue from its gold and platinum mining operations are primarily derived from the sale of gold and PGMs that it produces. Sibanye-Stillwater does not generally enter into commodity derivatives or other hedging arrangements in order to establish a price in advance of the sale of its gold or PGM production. However, Sibanye-Stillwater may consider commodity derivatives or other hedging from time to time. As a result, it is generally exposed to changes in the gold and PGM prices, which could lead to reduced revenue should the gold or PGM basket price decline. For example, during the year ended 31 December 2021, the gold price fluctuated between US$1,684/oz and US$1,957/oz. During the year ended 31 December 2021, the platinum price fluctuated between US$906/oz and US$1,340/oz, the palladium price fluctuated between US$1,594/oz and US$3,020/oz and the rhodium price fluctuated between US$11,250/oz and US$29,800/oz. In its US recycling business, Sibanye-Stillwater regularly enters into fixed forward sales contracts for metal produced from catalyst recycling, normally making these commitments at the time the catalyst material is purchased. For Sibanye-Stillwater’s fixed forward sales related to recycling of catalysts, Sibanye-Stillwater is subject to the customers’ compliance with the terms of the agreements, their ability to terminate or suspend the agreements and their willingness and ability to pay.
The market price for gold has historically been volatile and is affected by numerous factors over which Sibanye-Stillwater has no control, such as general supply and demand, speculative trading activity and global economic drivers. For example, gold has historically been used as a hedge against unstable or lower economic performance, thus improved economic performance, particularly in the United States, may have a negative impact on the price for gold. After falling 45% between September 2011 and December 2015, when it hit a low of US$1,060/oz, the gold price recovered in fiscal 2017 hitting US$1,300/oz, before slightly declining again to US$1,285/oz at the end of fiscal 2018. At 31 December 2019, the gold price was US$1,528/oz. The market price for PGMs has been similarly volatile. In fiscal 2020, the market price for PGMs experienced long periods of volatility, primarily due to the COVID-19 pandemic. As of 31 December 2020, the gold, platinum, palladium and rhodium prices were US$1,891/oz, US$1,074/oz, US$2,203/oz and US$16,650/oz, respectively. This volatility continued in 2021, with gold, platinum, palladium and rhodium prices of US$1,820, US$969, US$1,897 and US$14,100, respectively, as of 31 December 2021.
Should the gold or PGM price decline below Sibanye-Stillwater’s production costs, it may experience losses and, should this situation remain for an extended period, Sibanye-Stillwater may be forced to curtail or suspend some or all of its projects, operations and/or reduce operational capital expenditures. Sibanye-Stillwater might not be able to recover any losses incurred during, or after, such events. A sustained period of significant gold or PGM price volatility may also adversely affect Sibanye-Stillwater’s ability to undertake new capital projects or to make other long-term strategic decisions. The use of lower gold and PGM prices in reserve calculations and Life of Mine plans could also result in material impairments of Sibanye-Stillwater’s investment in gold or PGM mining properties or a reduction in its reserve estimates and corresponding restatements of its reserves and increased amortisation, reclamation and closure charges.
In addition, changes in demand drivers for PGMs may cause the prices of PGMs to fall over the short or long term. For example, PGM prices are linked to demand for catalytic converters in automobiles, among other things. In 2021, the demand for PGMs decreased as a result of production stoppages at many automobile production facilities resulting from the global shortage of semiconductor chips, a critical component of new vehicle manufacturing. Any economic downturn or other event that reduces the sale of automobiles will also likely impact the price of PGMs. In addition, high PGM prices may cause demand destruction, which would cause the price of such PGMs to fall. In addition, the increase in the number of electric cars in the future may reduce the price for PGMs by reducing demand for catalytic converters (which require PGMs) used in gasoline powered vehicles.
Any of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Because gold and PGMs are generally sold in US Dollars, while the majority of Sibanye-Stillwater’s gold production and a substantial amount of Sibanye-Stillwater’s PGM production costs are denominated in Rand, Sibanye-Stillwater’s operating results and financial condition will be materially affected if there is a material change in the value of the Rand
Gold and PGMs are principally sold throughout the world in US dollars, but Sibanye-Stillwater’s costs of production at its operations in South Africa are primarily incurred in Rand. Recent volatility in the Rand has made Sibanye-Stillwater's costs and results of operations less predictable than when currency exchange rates are more stable. The Rand has experienced significant devaluation against the US dollar falling from R10.34/US$ as at 31 December 2013 to R15.54/US$ as at 31 December 2015, before strengthening again to R14.00/US$ as at 31 December 2019. On 27 March 2020, following Moody’s downgrade of South Africa’s sovereign credit rating to non-investment grade, the value of the Rand was further devalued to R17.62/US$, followed by a gradual strengthening in the second half of fiscal 2020 by 16.6% against the US dollar to R14.69/US$ as at 31 December 2020. During 2021, the Rand weakened by 8.5% to R15.94/US$ as at 31 December 2021. See —The continued status of South Africa’s credit rating as non-investment grade may have an adverse effect on Sibanye-Stillwater’s ability to secure financing or could result in any such financing being available only at greater cost. Any significant appreciation of the Rand against the US dollar would increase Sibanye-Stillwater's operating costs in US dollar terms, and reduce revenue in Rand terms, which could materially adversely affect its operating results and financial condition from the South African operations. Conversely, a weakening of the Rand may result in higher inflation in South Africa, which would increase the prices Sibanye-Stillwater pays for products and services. In light of these factors and the likely impact on cash flow, its management regularly re-evaluates its current growth capital expenditure plans. Certain projects may be deferred or placed on care and maintenance until commodity prices sustainably improve, and/or currency exchange rate volatility has subsided. Should a strong Rand/US dollar exchange rate persist without a corresponding gain in commodity prices, Sibanye-Stillwater may consider increasing operational flexibility by adjusting mine plans, reducing capital expenditure or selling assets and, if necessary, consider options to increase funding flexibility. Also see —Sibanye-Stillwater has had, and may in the future have, a large amount of indebtedness, thereby potentially impacting profitability. All of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater has had, and may in the future have, a large amount of indebtedness, thereby potentially impacting profitability
As at 31 December 2021, Sibanye-Stillwater had committed undrawn debt facilities of R15.7 billion (US$988 million) (2020: R7.3 billion; 2019: R5.7 billion). Sibanye-Stillwater’s credit facilities contain financial and/or other covenants and restrictions. Such covenants may include restrictions on Sibanye-Stillwater incurring additional financial indebtedness and obligations to maintain certain financial covenant ratios for as long as any amount is outstanding under such facilities. Specifically, Sibanye-Stillwater’s borrowing facilities permit a leverage ratio of 2.5:1, calculated on a quarterly basis. Although Sibanye-Stillwater has deleveraged to its targeted leverage ratio of no greater than 1.0:1, there can be no guarantee that this leverage ratio will be maintained, particularly if Sibanye-Stillwater undertakes significant financing in the future (e.g. in connection with an acquisition). Further, Sibanye-Stillwater’s ability to maintain its leverage ratio may be impacted by the COVID-19 pandemic or prolonged industrial action at Sibanye-Stillwater’s SA gold operations, including as a result of any impact to production. For more information see —The impact from, and measures taken to address, the COVID-19 pandemic may adversely affect Sibanye-Stillwater’s people, and may impact Sibanye-Stillwater’s business continuity, operating results, cash flows and financial condition and —Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity.
Sibanye-Stillwater is also required to make production deliveries under the precious metals purchase agreement with Wheaton Precious Metals International Ltd. (Wheaton International) (the Agreement with Wheaton), which could make obtaining additional financing on favourable terms more difficult to arrange. Furthermore, there is no certainty that Sibanye-Stillwater will be able to meet its delivery obligations thereunder.
In the near-term, Sibanye-Stillwater expects to manage its liquidity needs from cash generated by its operations, cash on hand, the committed and unutilised debt facilities, as well as additional funding opportunities. Sibanye-Stillwater, if necessary, in order to manage its covenants, may also consider options to increase funding flexibility which may include, among others, streaming facilities, prepayment facilities, facility restructuring, or in the event that other options are not deemed preferable by the Board, an equity capital raise. However, there can be no assurance that funding will be available to Sibanye-Stillwater on acceptable terms, if at all, and that any of the measures which Sibanye-Stillwater may undertake to increase liquidity or actively manage its covenants would be successful. If Sibanye-Stillwater’s cost of debt were to increase or if it were to encounter other difficulties in obtaining financing, its sources of funding may not match its financing needs, which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
The continued status of South Africa’s credit rating as non-investment grade may have an adverse effect on Sibanye-Stillwater’s ability to secure financing or could result in any such financing being available only at greater cost
Prior to 2018, the challenges facing the mining industry and other sectors, among other factors, had resulted in the downgrading of South Africa’s sovereign credit rating to non-investment grade by Standard & Poor’s and Fitch Ratings. On 23 March 2018, Moody’s affirmed its Baa3 sovereign credit rating for South Africa and upgraded its outlook to stable, listing the beginning of reform under president Ramaphosa. On 26 May 2018, Standard & Poor’s affirmed its non-investment sovereign credit rating for South Africa of BB with a stable outlook and on 23 November 2018 kept South Africa’s sovereign credit ratings unchanged at non-investment grade. On 26 July 2019, Fitch Ratings affirmed its sub-investment grade sovereign credit rating of BB+ for South Africa and downgraded its outlook from stable to negative. On 27 March 2020, Moody’s downgraded South Africa’s sovereign credit rating to the non-investment grade credit rating of Ba1 with a negative outlook, citing the continuing deterioration in fiscal strength and structurally very weak growth. On 3 April 2020, Fitch Ratings downgraded South Africa’s sovereign credit rating to BB, maintaining a negative outlook. On 29 April 2020, Standard & Poor’s downgraded South Africa’s sovereign credit rating to BB-, with a stable outlook. On 20 November 2020, each of Moody’s and Fitch Ratings downgraded South Africa’s sovereign credit rating further to Ba2 with a negative outlook, and BB- with a negative outlook, respectively. On 15 December 2021, Fitch Ratings revised its outlook from negative to stable and re-affirmed South Africa’s sovereign credit rating of BB-.
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
Power cost increases in South Africa and elsewhere may adversely affect Sibanye-Stillwater’s results of operations
Sibanye-Stillwater’s mining operations in South Africa depend upon electrical power generated by the state-owned power supply utility, Eskom. Eskom, which supplied approximately 89% of the country’s electricity needs during 2021, has historically experienced financial difficulties that have been caused by several factors. For example, during certain periods of supply-constraint, Eskom has utilised significant amounts of diesel to run its gas turbines while concurrently losing electricity sales as a result of load shedding or curtailment, which has contributed to above inflation tariff applications. See —Power deficits, fluctuations and usage constraints may force Sibanye-Stillwater to halt or curtail operations.
The electricity supply industry in South Africa, including Eskom tariffs, is regulated by National Energy Regulator of South Africa (NERSA). Eskom tariffs are determined through a consultative multi-year price determination application (MYPD) process, with occasional tariff increase adjustments under the regulatory clear account (RCA) mechanism. In the MYPD 4 process, NERSA granted Eskom tariff increases of 9.42% (later adding an additional 4.4%) for the year ended 31 March 2020, 8.1% (later adding an additional 0.66%) for the year ended 31 March 2021 and 5.22% (later adding an additional 9.9%) for the year ended 31 March 2022. In February 2022, NERSA granted Eskom a 9.61% tariff increase for the period 2022 to 2023 as part of the MYPD 5 application, including a R8 billion RCA amount for the year 2014 to 2018 and for the year 2019 to 2021, and a RCA amount of R6 billion arising from the year 2018 to 2019.

The tariff increases are subject to multiple adjustments and challenge by NERSA, any of which could result in higher tariffs. For example, in 2020, the South African government provided Eskom with an additional R69 billion bailout over a three-year period, from 2019 to 2021, which was later approved by a court. NERSA has additionally allowed the revenue recovery of R6.6 billion in the 2021 to 2022 year (half of NERSA’s determination of a R13.3 billion RCA amount for the period from 2018 to 2019), instead of the R27.3 billion amount that Eskom had applied for.
Combined, these outcomes create uncertainty as to the tariff rates that will ultimately be applicable to Sibanye-Stillwater, and in the event that existing conditions persist or are exacerbated, the electricity tariff will continue to increase significantly in coming years.
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
If any of Sibanye-Stillwater’s operations do not perform in line with its expectations, Sibanye-Stillwater may be required to write down the carrying value of its long term assets, which could affect Sibanye-Stillwater’s profitability and the ability to pay dividends
In terms of IFRS, Sibanye-Stillwater is required to test the carrying value of long term assets or cash-generating units for impairment at least annually and more frequently if it has reason to believe that its expectations for the future cash flows generated by these assets may no longer be valid. If the results of operations and cash flows generated by Sibanye-Stillwater’s gold and PGM operations are not in line with its expectations, it may be required to write down the carrying value of the investment. Any write down could materially affect Sibanye-Stillwater’s profits and financial condition.
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
Theft of gold, PGM and production inputs, as well as illegal artisanal mining, may occur on some of Sibanye-Stillwater’s properties. These activities are difficult to control, can disrupt Sibanye-Stillwater’s business and can expose Sibanye-Stillwater to liability
Sibanye-Stillwater has experienced and will continue to experience illegal and artisanal mining activities and theft of precious metals bearing materials (which may be by employees or third parties) at its South African-based properties. The South African government has called for increased security at all mines following an explosion that resulted in several fatalities and trapped illegal miners underground at a mine in Middleburg, South Africa, that is not associated with Sibanye-Stillwater. Incidences of illegal mining and theft have escalated as a result of social and economic conditions intensified by the COVID-19 pandemic. As a result, in 2021, Sibanye-Stillwater experienced 375 incidents of illegal mining at its underground operations (an increase from 226 in 2020), resulting in the arrests of 473 illegal miners and 238 employees for assisting illegal mining activities. During the same period, there has been an increase in the number of incidents at Sibanye-Stillwater’s surface operations, with 573 incidents of illegal mining detected (2020: 683) which resulted in the arrests of 226 illegal miners.
In addition, despite security controls being in place, Sibanye-Stillwater has experienced incidents of attempted theft at processing plants and concentrators, which contain material bearing gold and PGMs. In 2021, the Minerals Council members reported 18 attacks on the gold processing facilities and operations of other gold producers. Seven attacks were recorded at Marikana in 2021.
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
In December 2017, during the African National Congress’ (ANC) national conference, the ANC resolved that as a matter of policy, the ANC should pursue the expropriation of land without compensation, provided that such expropriation is carried out without destabilising the agricultural sector, endangering food security or undermining economic growth and job creation. On 27 February 2018, the National Assembly assigned the Constitutional Review Committee (CRC) to review section 25 of the South African Constitution and other relevant clauses to make it possible for the state to expropriate land in the public interest without compensation.
The CRC’s report was adopted by Parliament in December 2019. In September 2021, the Constitution Eighteenth Amendment Bill (Constitution Eighteenth Amendment Bill) was introduced to the National Assembly, which proposed to authorise the state to expropriate land for the purposes of land reform, including any improvements to land, without compensation. In December 2021 the National Assembly rejected the second reading of the Constitution Eighteenth Amendment Bill, and it has therefore lapsed.
Separately, in October 2020, the Expropriation Bill, 2020 (Expropriation Bill) was introduced in the National Assembly, which would allow the state to expropriate land without compensation where doing so would be for a public purpose or in the public interest. Public hearings on the Expropriation Bill were held during March and September 2021, and it remains under consideration by the National Assembly.
Section 5(3) of the MPRDA provides a statutory right of access for the mining right holder to the mining area for the purposes of conducting mining operations and does not require the holder to own the land on which it conducts operations.
In South Africa, the ANC has adopted two recommended approaches to interacting with the mining industry. While the ANC has rejected the possibility of mine nationalisation for now, the first approach contemplates, among other things, greater state intervention in the mining industry, including the revision of existing royalties and the imposition of new taxes. For example, Sibanye-Stillwater is engaged in disputes with South African municipalities regarding the valuation of certain property for the purposes of property-related taxes calculation. The second approach contemplates the South African government taking a more active role in the mining sector, including through the introduction of a state mining company to be involved in new projects either through partnerships or individually.
The adopted policies may impose additional restrictions, obligations, operational costs, taxes or royalty payments on mining companies, including Sibanye-Stillwater, any of which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
The former South African Minister of Finance appointed the Davis Tax Committee to review the mining corporate income tax regime at the time. The committee’s final report on mining, which was issued in 2017, proposed no changes to the royalty regime but recommended the discontinuation of the upfront capital expenditure write-off regime in favour of an accelerated capital expenditure depreciation regime. In addition, the report recommended retaining the so called “gold formula” for existing gold mines only, as new gold mines would be unlikely to be established in circumstances where profits are marginal or where gold mines would conduct mining of the type intended to be encouraged by the formula. The committee also recommended the phasing out of additional capital allowances available to gold mines in order to bring the gold mining corporate income tax regime in line with the tax system applicable to all taxpayers. In 2020, the South African National Treasury published for public comment the 2020 Draft Taxation Laws Amendments Bill which proposed, amongst others, amendments to disallow contract miners from benefitting from the accelerated capital expenditure allowance and the elimination of the Minister of Finance’s discretion to uplift the ring-fencing of capital expenditure per mine. Various stakeholders raised issues with the draft bill during the public consultation period. Consequently, in October 2020, the South African National Treasury decided to postpone the adoption of the amendments until the 2021 legislative cycle as it continues to review the comments raised. No proposed amendments were introduced in the 2021 legislative cycle, or to date. It is not clear whether any further proposals will be made in this regard in future.
Any of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Sibanye-Stillwater’s operations and profits
Sibanye-Stillwater’s results of operations may be affected by the availability and pricing of raw materials and other essential production inputs, including, for example, explosives, fuel, steel, cyanide and other reagents required at its mining and processing operations. The price and quality of raw materials may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors. A sustained interruption in the supply of any of these materials could require Sibanye-Stillwater to find acceptable substitute suppliers and could require Sibanye-Stillwater to pay higher prices for such materials. The prices of certain of Sibanye-Stillwater’s production inputs are impacted by, among other things, the prices of oil and steel, which may be volatile. For example, the price of oil fluctuated between US$68.66 and US$19.33 per barrel of Brent Crude in 2020, and between US$51.68 and US$79.32 per barrel of Brent Crude in 2021. This volatility has and is expected to continue following the imposition of sanctions and embargoes on natural gas and oil resulting from Russia’s invasion of Ukraine. As at 31 March 2022, the price of oil was US$104.71 per barrel of Brent Crude.
Any significant increase in the prices of these materials will increase Sibanye-Stillwater’s operating costs and affect production considerations.

Sibanye-Stillwater’s insurance coverage may not adequately satisfy all potential claims and exposures
Sibanye-Stillwater has an insurance programme, including partial self-insurance. However, Sibanye-Stillwater may become subject to liability (including that which arises out of class-action or other litigation) against which it has not been insured, cannot insure or is insufficiently insured, including those relating to past mining activities, tailing disasters, data protection and cybersecurity breaches. In addition, Sibanye-Stillwater’s existing property and business interruption insurance and liability may not cover a particular event at all or be sufficient to fully cover Sibanye-Stillwater’s losses, including, without limitation, as a result of natural disasters, public health emergencies and other events that could disrupt Sibanye-Stillwater's operations, such as COVID-19 and climate change related incidents. See —The impact from, and measures taken to address, the COVID-19 pandemic may adversely affect Sibanye-Stillwater’s people, and may impact Sibanye-Stillwater’s business continuity, operating results, cash flows and financial condition. Sibanye-Stillwater’s existing property and liability insurance contains specific exclusions and limitations on coverage. For example, should Sibanye-Stillwater be subject to any regulation or criminal fines or penalties, these amounts would not be covered under its insurance programme. Should Sibanye-Stillwater suffer a major loss, which is insufficiently covered, future earnings could be affected. In addition, certain classes of insurance may not continue to be available at economically acceptable premiums. As a result, in the future, Sibanye-Stillwater’s insurance coverage may not fully cover the extent of claims against it or any cross-claims made.
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
 In its US recycling business, Sibanye-Stillwater regularly enters into fixed forward sales contracts for metal produced from catalyst recycling, normally making these commitments at the time the catalyst material is purchased. For Sibanye-Stillwater’s fixed forward sales related to recycling of catalysts, Sibanye-Stillwater is subject to the customers’ compliance with the terms of the agreements, their ability to terminate or suspend the agreements and their willingness and ability to pay. The loss of any of these agreements or failure of a counterparty to perform could require Sibanye-Stillwater to sell or purchase the contracted metal in the open market, potentially at a significant loss. Sibanye-Stillwater’s revenues for the year ended 31 December 2021, included 24% from recycling sales and tolling fees in the United States.
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
Value chain standards are becoming more stringent and may result in increased capital and operating expenditures and decreased production
In addition to rapidly evolving legal and regulatory requirements in the jurisdictions in which it operates, Sibanye-Stillwater is also subject to evolving industry and value chain standards, including increasingly stringent offtaker and supply chain requirements. As environmental, health and safety regulations become stricter globally, the value chains in which Sibanye-Stillwater participates have increasingly adopted heightened requirements. For example, downstream users of PGMs such as automobile manufacturers are starting to insist on stringent accreditation of all commodities to the extent of specifying Initiative for Responsible Mining Assurance (IRMA) as the required standard to demonstrate site-level ESG performance. In extreme cases, there is a risk that costs could exceed the production value in certain of the markets in which the Group participates or is expanding, such as in respect of its battery metals projects. As a result, Sibanye-Stillwater may experience “stranded production” wherein revenues, profit and cash flows cannot support the high cost of production. To the extent that Sibanye-Stillwater is unable to conform with such standards or incurs significant capital expenditures or investments to do so, its business, operating results and financial condition may be materially impacted.
Sibanye-Stillwater may discover contingent or other liabilities within its acquired companies or other facts of which it is not aware that could expose Sibanye-Stillwater to loss
Although Sibanye-Stillwater has typically received representations, warranties and indemnities in the context of its acquisitions under the terms of the agreements regarding those acquisitions, and it typically conducts general due diligence in connection with its acquisitions, such due diligence was necessarily limited. There can be no assurance that Sibanye-Stillwater identified all the liabilities of, and risks associated with, its acquisitions or that it will not be subject to unknown liabilities of, and risks associated with, the entities acquired, including liabilities and risks that may become evident only after Sibanye-Stillwater has been involved in the operational management of the relevant entities. Sibanye-Stillwater may incur losses in excess of this maximum amount provided for in the relevant indemnities, or the matters giving rise to the losses may not be recoverable against the relevant warranties or indemnities or at all. Examples of such claims include actions instituted for contracting silicosis.
The effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries is uncertain
In April 2021, the US Department of Treasury released the “Made in America Tax Plan Report”, which describes President Biden’s Made in America tax plan, part of the newly announced American Jobs Plan. The report seeks to reform the existing US tax legislation by, among other things, proposing to increase the corporate tax rate in the United States from 21% to 28%. In addition, it proposes a minimum tax of 15% on worldwide book income for corporations with such income in excess of US$2 billion. There are also provisions in the plan that could potentially impact the ability to deduct expenses paid to foreign related parties and could eliminate the percentage depletion deduction for tax purposes. The percentage depletion deduction is a permanent tax deduction which has reduced Sibanye-Stillwater’s taxable income in recent years. While the plan does not specifically address this deduction, the Biden administration is focused on the fossil fuel industry and may look to eliminate incentives, including tax incentives, to the mining industry in general. While the tax plan remains subject to extensive legislative process, it could be adopted in some form. It is uncertain whether the approved legislation will reflect the current proposals or any other changes to the existing US tax regime. The future finalisation of these proposed tax measures may have a significant impact on future US cash taxes and may require a remeasurement of future deferred tax assets and liabilities in the period of enactment, which in turn could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Risks related to realisation of value from strategic acquisitions and business ventures
Sibanye-Stillwater's growth strategy, including the pursuit of value accretive acquisitions and joint ventures, may not deliver anticipated outcomes
As part of its growth strategy, Sibanye-Stillwater pursues, from time to time, growth opportunities through acquisitions and business combination transactions, in order to enhance or sustain its ability to pay an industry-leading dividend and to allow it to consolidate operations, diversify its minerals portfolio, expand into new markets, increase scale and implement best practices across operations. For example, between 2016 and 2019, Sibanye-Stillwater acquired the Rustenburg, Aquarius, Stillwater and Marikana operations. More recently, beginning in 2021, Sibanye-Stillwater began its strategic expansion into battery metals projects in the Keliber Oy lithium project (February 2021), the proposed acquisition of the Sandouville nickel processing facility (July 2021), investment in ioneer Limited (ioneer) (September 2021) and the acquisition of a 19.9% stake in New Century, an Australian tailings management and rehabilitation company (November 2021).
The acquisition of operating assets for commodities other than gold or PGMs, including for example, the Sandouville Nickel processing facility, expose Sibanye-Stillwater to the risk of operating in an environment and market with which its management has less experience. In addition, to the extent Sibanye-Stillwater participates in the development of a project through a joint venture or any other multi-party commercial structure, there could be disagreements, legal or otherwise, or divergent interests or goals among the parties, which could jeopardise the success of the project. There can be no assurance that any acquisition, business combination or joint venture, or the acquisition of any new mining assets or operations, will achieve the results intended, and, as such, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Sibanye-Stillwater faces intense competition for the acquisition of attractive mining properties. From time to time, Sibanye-Stillwater evaluates the acquisition of ore reserves, development properties or operating mines, either as stand-alone assets or as part of existing companies. The decision to acquire these properties may be based on a variety of factors, including historical operating results, estimates and assumptions regarding the extent of the ore reserve, cash and other operating costs, mineral prices, projected economic returns and evaluations of existing or potential liabilities (including environment liabilities) associated with the relevant property and its operations and how these factors may change in the future. Other than historical operating results, these factors are uncertain and could have an impact on revenue, cash and other operating costs, as well as the process used to estimate the ore reserve. To the extent that Sibanye-Stillwater is unable to realise the anticipated benefits of its acquisitions, its growth strategy, along with its business, operating results and financial condition, may be materially impacted.
Sibanye-Stillwater may face challenges in the integration of acquired assets, such as the Sandouville nickel processing facility, which could disrupt its current operations or result in higher costs or worse overall performance than anticipated. If Sibanye-Stillwater is unable to successfully integrate its acquired assets in a timely and cost-effective manner, the potential benefits of the acquisition, including the estimated revenue and cost synergies Sibanye-Stillwater expects to achieve, may not be realised. Additionally, the integration of any acquired assets requires management capacity. There can be no assurance that Sibanye-Stillwater’s current management team will have sufficient capacity to successfully integrate existing or future assets and operations into Sibanye-Stillwater.
Acquisitions, business combinations, development projects and joint ventures, including Sibanye-Stillwater’s battery metals projects, may expose Sibanye-Stillwater to new or increased regulatory oversight or requirements, including in geographies in which it is unfamiliar
Sibanye-Stillwater has in the past, and may in the future, pursue opportunities for expansion into new geographies or markets where it has limited to no prior experience, and which may subject it to new or increased regulatory oversight or requirements. For example, the Stillwater Acquisition expanded Sibanye-Stillwater’s operations into the United States, wherein Sibanye-Stillwater was subject to new and additional reporting requirements. At a corporate level, Sibanye-Stillwater has historically had limited experience with the MSHA, which oversees and enforces regulations pertaining to the health and safety of workers at Sibanye-Stillwater’s US operations. During 2022, as part of its battery metals strategy, Sibanye-Stillwater initiated direct operations in France, where it has no prior operational experience. Such expansions may lead to increased costs related to ensuring governance, regulatory, legal and accounting compliance across multiple regions. In addition, future acquisitions, business combinations or joint ventures may change the scale of Sibanye-Stillwater’s business and operations and may expose it to new geographical, geological, commodity, political, social, labour, operational, financial, legal, regulatory and contractual risks.
To the extent that Sibanye-Stillwater seeks to further expand its existing mining operations, it may experience problems associated with mineral exploration or development of mining projects
Sibanye-Stillwater aims to expand its operations and reserve base through targeted acquisitions, joint ventures and development projects as well as organically, through its existing exploration programmes and investigations. However, such projects may be capital intensive, have a long lead time and are subject to risks relating to the location of economic ore bodies, the development of appropriate extractive processes, cost overruns and delays, the receipt of necessary governmental permits and regulatory approvals and the extension of mining and processing facilities at the mining site. For example, Sibanye-Stillwater requires, from time to time, new or amended permits to expand water, rock and tailing storage facilities in respect of its Stillwater operations. If it is unable to obtain such permits, or do so in a timely manner, its operations would be significantly impacted.
Sibanye-Stillwater may continue to investigate the exploitation of mineralisation below the current mining levels and infrastructure limits at its operations, including brownfields exploration at selected operations in South Africa as well as ongoing drilling at the Blitz Project to further refine existing reserves as well as for the definition of future reserves. Sibanye-Stillwater has also been undertaking exploration activities in conjunction with its joint venture partner, Regulus Resources Ltd (Regulus), at the Altar project, a large porphyry-style copper-gold deposit in Argentina, and the Marathon project, a porphyry-style PGM-copper deposit in Canada. There can be no assurance that any exploration or expansion projects will be successful, partially or at all, and the failure of Sibanye-Stillwater to expand its reserves through such projects could have a material adverse effect on its business, operating results and financial condition.

Sibanye-Stillwater’s battery metals strategy is subject to certain risks, and Sibanye-Stillwater may never develop minerals in sufficient grade or quantities to justify commercial operations
As part of its battery metals strategy, Sibanye-Stillwater has made, and may continue to make, strategic investments in battery metals development projects to enhance its positioning in the future green economy. In 2021, Sibanye-Stillwater made two such investments: purchasing a stake in Keliber Oy, a Finnish mining and chemical company with an aim of producing battery grade lithium hydroxide and acquired a 7.1% stake in ioneer with an option to acquire a 50% interest in the joint venture to develop the Rhyolite Ridge, a strategic lithium-boron asset in the United States. Mineral resource exploration, development, and operations are highly speculative and are characterised by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral resources, and from finding mineral resources which, though present, are insufficient in quantity and quality to return a profit from production. Once mineralisation is discovered, it may take a number of years from the initial exploration phases before production is possible, during which time the potential feasibility of the project may change adversely.
Sibanye-Stillwater’s direct investment in ioneer and proposed joint venture in respect of development at the Rhyolite Ridge is expected to be one of the first large scale US lithium projects to enter production. However, no assurance can be given that minerals will be discovered in sufficient grade or quantities to justify commercial operations. Whether an exploration property will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical; availability of and effectiveness of technology to recover, trans-ship, transport and process modules; availability of required personnel, third-party partners and contractors, any required financing; commercial demand in the marketplace for such metals and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, and environmental protection. For example, a threatened species of buckwheat is native to parts of the Rhyolite Ridge. Although Sibanye-Stillwater’s investment is conditional upon the receipt of an operating permit at the site, this process may be significantly delayed and may require the preparation and presentation of data to governmental authorities pertaining to the potential adverse impact that any proposed mining and processing activities may have on the environment, individually or in the aggregate. Compliance with these regulatory requirements may be expensive and significantly lengthens the time needed to develop the site.
The precise impact of these factors cannot accurately be predicted, but the combination of these factors may result in the inability of Sibanye-Stillwater's strategic investments to operate or generate an adequate return on invested capital. In addition, value chain requirements are rapidly evolving in such markets, which may require Sibanye-Stillwater to expend significant time and resources to conform with, as a result of which the profitability of such investments may decline.
The prevailing market prices of nickel, lithium, copper zinc and other commodities will have a material impact on the commercial success of Sibanye-Stillwater's battery metals strategy
The profitability of Sibanye-Stillwater's battery metals strategy will be significantly affected by changes in the market price of green metals (e.g. nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements. Prices of such metals are affected by numerous factors beyond Sibanye-Stillwater's control, including: prevailing interest rates and returns on other asset classes; expectations regarding inflation, monetary policy and currency values; speculation; governmental and exchange decisions regarding the disposal of metal stockpiles; political and economic conditions; available supplies of battery metals from mine production, inventories and recycled metal; sales by holders and producers of battery metals; and demand for products containing nickel, lithium, copper and zinc. The price of such battery metals and other minerals and oil has fluctuated widely in recent years, and if prices decline, this could have a material adverse impact on Sibanye-Stillwater's business, operating results and financial condition.
The success of Sibanye-Stillwater’s battery metals strategy may be impacted if the electric vehicles sector does not develop as anticipated
The minerals Sibanye-Stillwater intends to collect and process as part of its expansion into the battery metals sector, including lithium, nickel and copper, are contemplated to be significantly linked to growing metals demand in batteries for electric vehicles. As a result, the success of Sibanye-Stillwater's battery metals strategy is partially dependent upon the adoption by consumers of alternative fuel vehicles in general and electric vehicles in particular. While it has been projected that demand for such electric vehicles will surge over time, if the market for electric vehicles does not develop as it expects, or develops slower than it expects, Sibanye-Stillwater's battery metals strategy, along with the climate change resiliency of its business, may be impacted. Factors that may influence the adoption of alternative fuel vehicles, and specifically electric vehicles, include:
•perceptions about electric vehicle quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles;
•the material composition necessary for electric vehicle batteries and the potential of change in chemistry and engineering requirements that may move away from expected demand for nickel and cobalt;
•the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;
•insufficient investment in production causing concerns about the ability of supply to match projected demand for critical battery metals, which may delay the further introduction of new competitive technologies and cap the rate of EV market penetration;
•concerns about electric grid capacity and reliability;
•the availability of alternative fuel vehicles, including plug-in hybrid electric vehicles;
•government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;
•access to charging stations, standardisation of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;

•the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of non-polluting vehicles; and
•perceptions about and the actual cost of alternative fuel.
To the extent that the electric vehicle sector does not develop as anticipated, Sibanye-Stillwater’s battery metals strategy, including demand for its mineral portfolio may be adversely affected, which may in turn materially impact its business, operating results and financial condition.
Risks Related to Sibanye-Stillwater’s Shares and ADSs
Sibanye-Stillwater’s non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand
Dividends or distributions with respect to Sibanye-Stillwater’s shares have historically been paid in Rand. The US dollar or other currency equivalent of future dividends or distributions with respect to Sibanye-Stillwater’s shares, if any, will be adversely affected by potential future reductions in the value of the Rand against the US dollar or other currencies. While South African Exchange Control Regulations have been relaxed in recent years, in the future, it is possible that there will be further changes in South African exchange controls, such that dividends paid out of trading profits will not be freely transferable outside South Africa to shareholders who are not residents of the CMA. See Further Information—Additional Information—South African Exchange Control limitations affecting security holders.
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
The withholding tax on dividends is subject to domestic exemptions or relief in terms of an applicable double taxation treaty. The application of such domestic exemptions or relief in terms of an applicable double taxation treaty is subject to the making of certain declarations and undertakings by the beneficial owner of the dividends and providing the same to Sibanye-Stillwater or regulated intermediary making payment of the dividend. In terms of the US Treaty, the dividends tax rate is reduced to 5% of the gross amount of the dividends if a corporate US holder holds directly at least 10% of the voting stock of a South African company, or 15% of the gross amount of the dividend in all other cases. Based on current legislation, the declaration and undertaking entitling the holder to a reduced dividend tax must be renewed at least every five years, subject to certain exemptions. See Additional information—Taxation—Certain South African tax considerations—Withholding tax on dividends and Financial information—Dividend policy and dividend distributions.
Sibanye-Stillwater’s shares are subject to dilution, which could adversely affect their trading price
Shareholders’ equity interests in Sibanye-Stillwater will be diluted to the extent of future exercises or settlements of rights under the 2017 Sibanye-Stillwater Share Plan and any additional rights. Sibanye-Stillwater shares are also subject to dilution in the event that the Sibanye-Stillwater Board is required to issue new shares in compliance with applicable B-BBEE legislation. See —Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute.
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
A large volume of sales of Sibanye-Stillwater’s shares all at once or in tranches, could decrease the prevailing market price of Sibanye-Stillwater’s shares and could impair Sibanye-Stillwater’s ability to raise capital through the sale of equity securities in the future. Additionally, even if substantial sales are not affected, the mere perception of the possibility of these sales could decrease the market price of Sibanye-Stillwater’s shares and could have a negative effect on Sibanye-Stillwater’s ability to raise capital in the future. Further, anticipated downward pressure on Sibanye-Stillwater’s ordinary share price due to actual or anticipated sales of shares could cause some institutions or individuals to engage in short sales of Sibanye-Stillwater’s shares, which may itself cause the price of the shares to decline.
Shareholders outside South Africa may not be able to participate in future issues of securities (including ordinary shares) carried out by or on behalf of Sibanye-Stillwater
Securities laws of certain jurisdictions may restrict Sibanye-Stillwater’s ability to allow participation by certain shareholders in future issues of securities (including ordinary shares) carried out by or on behalf of Sibanye-Stillwater. In particular, holders of Sibanye-

Stillwater securities who are located in the United States (including those who hold Sibanye-Stillwater Shares or Sibanye-Stillwater ADSs) may not be able to participate in securities offerings by or on behalf of Sibanye-Stillwater unless a registration statement under the Securities Act is effective with respect to such securities or an exemption from the registration requirements of the Securities Act is available thereunder.
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
Investors in the United States and other jurisdictions outside South Africa may have difficulty bringing actions, and enforcing judgments, against Sibanye-Stillwater, the directors and the executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or under the laws of other jurisdictions outside South Africa
Sibanye-Stillwater is incorporated in South Africa. Most of the directors and executive officers reside outside of the United States and substantially all of the assets of these persons and approximately 65% of the assets of Sibanye-Stillwater are located outside the United States. As a result, it may be difficult for investors to enforce against these persons or Sibanye-Stillwater a judgment obtained in a US court predicated upon the civil liabilities provisions of the federal securities or other laws of the United States or any state thereof. In addition, investors in other jurisdictions outside South Africa may face similar difficulties.
Investors should be aware that, as a matter of South African law, courts may only award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. Awards of punitive damages are unknown to the South African legal system, and are regarded as being contrary to public policy. Whether a judgment is contrary to public policy will depend on the facts of each case. Exorbitant, unconscionable or excessive awards may be contrary to public policy and contractually stipulated penalties are subject to and limited by the provisions of the Conventional Penalties Act, 1962. In instances where a party seeks to have a foreign judgment recognised and enforced in South Africa, South African courts will not enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. South African courts will usually implement their own procedural laws in relation to recognition of foreign judgments before enforcing and, where an action based on an international contract is brought before a South African court, the capacity of the parties to the contract will usually be determined in accordance with South African law. Where a party relies on a foreign law, the content of that foreign law must be proved to the South African’s satisfaction and the court may, in certain circumstances, require expert evidence in that regard. It is doubtful whether an original action based on US federal securities laws or the laws of other jurisdictions outside South Africa may be brought before South African courts. Further, a plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. In addition, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South Africa.
Investors should also be aware that a foreign judgment is not directly enforceable in South Africa, but only constitutes a cause of action. Such a judgment will be enforced by South African courts only if certain conditions are met.

DIRECTORS AND EXECUTIVE MANAGEMENT
On 24 February 2020, Sibanye Stillwater Limited (SSW) and Sibanye Gold Limited (SGL) implemented a scheme of arrangement (the Scheme) in terms of section 114 of the South African Companies Act, 2008, which resulted in, amongst other things, SGL’s operations being reorganised under SSW, which became the parent company of the Sibanye-Stillwater Group. In terms of the scheme, the directors on the board of SGL resigned and were appointed as directors of SSW. In terms of the Companies Act and resolutions passed by the Board, the directors of SSW were appointed to the Board and its Committees with effect from the Implementation Date of the Scheme, which occurred on 24 February 2020.
Chairman and Independent Non-Executive Director
Dr. Thabane Vincent Maphai (70)
BA, BA (Hons), M Phil, D Phil, Catholic University of Leuven, Advanced Management Programme, Harvard University
Dr. Vincent Maphai is the Chairman of the Sibanye-Stillwater Board. Dr. Maphai was appointed a director of Sibanye-Stillwater on 1 June 2019, and appointed as non-executive Chairman of Sibanye-Stillwater, effective on 30 September 2019. He is a non-executive director of Discovery Limited. Previously, he was the Director of Corporate Affairs and Transformation at The South African Breweries Limited. In addition, he served as the southern African Chairperson of BHP Billiton (South African region). Dr. Maphai has accumulated over 20 years’ experience in the academic profession, and 17 years as a senior executive in the private sector. He has served on the boards of various companies as non-executive chairperson, including the South African Broadcasting Corporation and the Presidential Review Commission into the restructuring of the public sector. Dr. Maphai has also held a two-year academic position at Williams College in Massachusetts.
Executive Directors
Neal John Froneman (62)
Chief Executive Officer
BSc Mech Eng (Ind Opt), University of the Witwatersrand; BCompt, University of South Africa; PrEng
Neal Froneman was appointed executive director and CEO of Sibanye-Stillwater on 1 January 2013. Over the past eight years he has led the transformation of Sibanye-Stillwater from a 1.5Moz South Africa-based gold producer into a leading precious metals miner with an international operating footprint. The company now ranks as the world’s top primary producer of PGM metals with a leading position in the PGM recycling industry. Under Neal’s leadership, Sibanye-Stillwater has now started building an international portfolio of battery metal operations along with growing involvement in the circular economy and tailings reprocessing businesses. Neal’s career spans nearly 40 years during which time he worked at Gold Fields Limited (Gold Fields), Harmony Gold Mining Company Limited (Harmony) and JCI Limited. In April 2003, Neal was appointed CEO of Aflease Gold Limited (Aflease Gold), which, through a series of reverse take-overs, became Gold One International Limited (Gold One) in May 2009. He was primarily responsible for the creation of Uranium One Incorporated (Uranium One) from the Aflease Gold uranium assets. During this period, he was CEO of Aflease Gold and Uranium One until his resignation from Uranium One in February 2008. He held the CEO position at Gold One until his appointment at Sibanye-Stillwater. In May 2016, he was elected to serve as a Vice President of the Minerals Council South Africa and has, since 2021, been appointed as a member of the Wits Foundation Board of Governors. He also serves on the Councils of international mining bodies including the ICMM and the World Gold Council.
Charl Keyter (48)
Chief Financial Officer
BCom, University of Johannesburg; MBA, North-West University; ACMA and CGMA
Charl Keyter was appointed a director of Sibanye-Stillwater on 9 November 2012, and executive director and CFO on 1 January 2013. Previously, he was Vice President and Group Head of International Finance at Gold Fields. Charl has more than 27 years’ mining experience, having begun his career at Gold Fields in February 1995.
Independent Non-Executive Directors
Richard Peter Menell (66)
MA (Natural Sciences, Geology), Trinity College, University of Cambridge; MSc (Mineral Exploration and Management), Stanford University FGS, FSAIMM, FAusIMM
Richard (Rick) Menell is a Sibanye-Stillwater Lead Independent non-Executive Director. He was appointed as a non-executive director on 1 January 2013 and as the Lead Independent non-Executive Director on 14 February 2020. He has over 40 years’ experience in the mining industry. Previously, he occupied the positions of President of the Minerals Council, President and CEO of TEAL Exploration & Mining Inc., Chairman of Anglovaal Mining Limited and of Avgold Limited, Chairman of Bateman Engineering Limited, non-executive director and Chairman of Credit Suisse Securities Johannesburg Proprietary Limited, deputy Chairman of Harmony and of African Rainbow Minerals Limited. He has also been a director of Telkom SA SOC Limited, Standard Bank of South Africa Limited, Weir Group PLC and Mutual and Federal Insurance Company Limited. He recently retired as Deputy Chairman and non-executive director of Gold Fields. Rick is a trustee of the Carrick Foundation and of the Claude Leon Foundation. He is co-Chairman of the City Year South Africa Youth Service Organisation, and Chairman and trustee of the Palaeontological Scientific Trust. He serves on the Council of the University of the Western Cape.

Timothy John Cumming (64)
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
Savannah Nonhlanhla Danson (54)
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
Elaine Jay Dorward-King (64)
B.Sc., Chemistry, Maryville College; Ph.D., Analytical Chemistry, Colorado State University
Elaine Dorward-King is a Sibanye-Stillwater Independent non-Executive Director. She was appointed as a non-executive director on 27 March 2020. She is a retired executive with over 30 years of leadership experience in developing and implementing sustainable development, safety, health and environmental strategies and programmes in the mining, chemical and engineering consulting sectors. From 2013 to June 2019, Elaine served as the executive vice president of sustainability and external relations for Newmont Mining Corporation (Newmont), where she led the development and implementation of strategy, policy, and standards across the company in environmental, social responsibility, community relations, external affairs, government relations and communications areas. She was a member of the Newmont’s executive leadership team (ELT) and was one of four ELT members on the Company’s investment committee. From June 2019 until January 2020, Elaine was executive vice president of ESG strategy for Newmont. Prior to joining Newmont, Elaine spent 20 years at Rio Tinto, where she held a variety of leadership roles including two years as managing director of Richards Bay Minerals Proprietary Limited (Richards Bay Minerals), one of the world’s largest producers of mineral sands products, including titanium dioxide feedstock, zircon, rutile and high-grade iron. She also served as the global head of health, safety and environment for Rio Tinto, a role she held for eight years following other roles of increasing responsibility. Prior to that, Elaine worked for an engineering consulting firm, EBASCO Trading Corporation, and for Monsanto Chemical Company, in the agricultural products division. Since retiring from Newmont, Elaine has joined the boards of Kenmare Resources PLC, a leading producer of titanium minerals and zircon; Great Lakes Dredge and Dock Company LLC, an American company providing construction services in dredging and land reclamation and NOVAGOLD Resources Inc., a North American gold exploration and development company. In addition, Elaine serves on the Board of Resources for the Future a non-profit organisation.
Harry James Rodolph Kenyon-Slaney (61)
BSc (Hons) (Geology), Southampton University, International Executive Programme, INSEAD (France)
Harry Kenyon-Slaney is a Sibanye-Stillwater Independent non-Executive Director. He was appointed a non-executive director on 16 January 2019. He is currently Chairman of Gem Diamonds Limited, a member of the Advisory Board of Schenck Process Holding GmbH and a senior advisor to McKinsey & Co., in which roles he uses his wide experience to support operational, health and safety and business transformation programmes. Harry, who has more than 39 years of experience in the mining industry, principally with Rio Tinto PLC (Rio Tinto), is a geologist by training and his experience spans operations, marketing, projects and business development. Until 2015 and as a member of Rio Tinto’s Group Executive committee, he held the roles of Chief Executive – Energy, and before that, Chief Executive – Diamonds and Minerals. Prior to this, he led Rio Tinto’s global titanium dioxide business, was chief executive of Rio Tinto’s listed subsidiary, Energy Resources of Australia Limited, and General Manager Operations at Phalaborwa Mining Company Limited in South Africa, and he has held senior marketing roles in copper, uranium and industrial minerals. He began his career as an underground production geologist on the gold mines in South Africa where he has lived and worked for more than 15 years.
Nkosemntu Gladman Nika (64)
BCom, University of Fort Hare; BCompt (Hons), University of South Africa Advanced Management Programme, INSEAD (France); CA (SA)
Nkosemntu Nika is a Sibanye-Stillwater Independent non-Executive Director. He was appointed as a non-executive director on 21 February 2013. He is currently an independent non-executive director and chairman of Grinding Media South Africa Proprietary Limited and Chairman of the Audit and Risk Committee of Foskor Proprietary Limited. He also serves as an independent non-executive director of Trollope Mining Services 6000 Proprietary Limited, Engen Limited and Coega Dairy Holdings Limited. He was previously CFO and Finance Director of PetroSA (SOC) Limited and Executive Manager: Finance at the Development Bank of Southern Africa. He has held various internal auditing positions at Eskom Holdings (SOC) Limited, Shell Company of South Africa Limited and Anglo American Corporation of South Africa Limited. He was also a non-executive board member of the Industrial Development Corporation of South Africa Limited, and previously chaired its Audit and Risk Committee and Governance and Ethics Committee.

Keith Alfred Rayner (65)
BCom, Rhodes University; CTA; CA (SA)
Keith Rayner is a Sibanye-Stillwater Independent non-Executive Director. He was appointed as a non-executive director on 1 January 2013. Keith is CEO of KA Rayner Presentations CC, an advisory and presentation corporation specialising in corporate finance and regulatory advice. He is an independent non-executive director of Telkom SA SOC Limited. He is a non-executive director of Nexus Intertrade Proprietary Limited, Sabi Gold Proprietary Limited (dormant), Keidav Properties Proprietary Limited (dormant) and Appropriate Process Technologies Proprietary Limited. He is a member of the JSE Limited’s Issuer Regulation Advisory Committee and is a member of the Investment Analysts Society. He was previously a director of Afristrat Investment Holdings Limited and 2 Quins Engineered Business Information Proprietary Limited.
In compliance with the Sarbanes-Oxley Act, the Board has identified Keith Rayner as the Audit Committee’s financial expert.
Susan Comber van der Merwe (67)
BA, University of Cape Town
Susan (Sue) van der Merwe is a Sibanye-Stillwater Independent non-Executive Director. She was appointed as a non-executive director on 21 February 2013. She served as a member of Parliament for 18 years until October 2013, and held various positions, including Deputy Minister of Foreign Affairs from 2004 to 2010 and previously served as a trustee and Chair of the Kay Mason Foundation, which is a non-profit organisation assisting disadvantaged scholars in Cape Town. She has participated in various civil society organisations and since 2014, has been a member of the National Council of the South African Institute of International Affairs, a non-governmental research institute focused on South Africa’s and Africa’s international relations.
Jeremiah Skhulumi Vilakazi (61)
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
Sindiswa Victoria Zilwa (54)
BCompt (Hons) University of South Africa; CTA; CA (SA); CD(SA); Advanced Taxation Certificate; Advanced Diploma in Financial Planning; Advanced Diploma in Banking
Sindiswa (Sindi) Zilwa is a Sibanye-Stillwater Independent non-Executive Director. She was appointed as a non-executive director on 1 January 2021. A chartered accountant by profession, Sindi is an expert in the areas of accounting, auditing and business management. Sindi is also a chartered director (SA) and has vast experience as a director in the public and private sectors, currently serving as a non-executive director of Cell C Limited, Discovery Group, Gijima Group, Massmart Limited, Mercedes-Benz South Africa Limited, Metrofile Limited and Tourvest Group. She is an author of “The ACE Model-Winning Formula for Audit Committees”, formerly used by the Institute of Directors to train audit committee members in South Africa, and the author of “Creating Board and Committee Effectiveness”. She is a member of the South African Institute of Chartered Accountants and Institute of Directors. Sindi was the co-founder and retired Chief Executive Officer of Nkonki Incorporated, having held the position from 1993 to 2016. Her other former non-executive directorships over the past five years included AngloGold Ashanti Limited (AngloGold Ashanti), Aspen Pharmacare Holdings Limited, Consol Holdings Proprietary Limited, Consol Glass Proprietary Limited, Hoba Funeral Financial Services Proprietary Limited, Redefine Properties Limited, TPN Group Proprietary Limited and Air Traffic and Navigation Services SOC Limited.
Rotation of directors
In accordance with the MOI, one third of the directors shall retire from office at each AGM. The first to retire are those directors appointed as additional members of the Board, followed by the longest-serving members. The Board, assisted by the Nominating and Governance Committee, can recommend the eligibility of retiring directors (subject to availability and their contribution to the business) for re-appointment. Retiring directors can be immediately re-elected by the shareholders at the AGM. The directors retiring in terms of the Company’s MOI are Neal Froneman, Sue van der Merwe, Savannah Danson, and Harry Kenyon-Slaney. All of the directors are eligible and offer themselves for re-election.

C-Suite Management
Richard Andrew Stewart (46)
Chief Operating Officer
BSc (Hons), PhD (Geology), University of the Witwatersrand; MBA, Warwick Business School (UK); PrSciNat FGSSA.
Richard Stewart, previously Executive Vice President: Business Development, was appointed Chief Operating Officer effective 1 December 2020. Richard has more than 22 years’ experience in South Africa’s geological and mining industries and is a Fellow of the Geological Society of South Africa and a Registered Natural Scientist. He joined the Group in 2014, and has contributed significantly to successful and value-accretive acquisition and growth strategy. Prior to joining Sibanye-Stillwater, he served on the Gold One Executive Committee from 2009, where his last appointment was Executive Vice President: Technical Services. Prior to this Richard served as CEO of Goliath Gold Limited, held management positions at the Council for Scientific and Industrial Research Mining Technology division, Dunrose Trading 186 Proprietary Limited trading as Shango Solutions and Uranium One, and was an investment consultant for African Global Capital Proprietary Limited.
Robert van Niekerk (57)
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
Themba George Nkosi (49)
Chief Social Performance Officer
BA Hons (Employment Relations), University of Johannesburg; BTech (Human Resources), Peninsula Technikon; Human Resources Executive Programme, University of Michigan
Themba Nkosi is the Chief Social Performance Officer at Sibanye-Stillwater. He was appointed on 4 July 2016 as Executive Vice President: Human Capital and more recently as Executive Vice President: Corporate Affairs. He has more than 25 years’ experience across various industries in human resources, corporate affairs, communication and stakeholder management. Prior to joining Sibanye-Stillwater, he was Head: Human Resources, Transformation and Corporate Communications at ArcelorMittal South Africa Limited (ArcelorMittal) from June 2009. He previously occupied several senior management positions at ArcelorMittal and Human Resources Director for sub-Saharan Africa at the PepsiCo Incorporated.
Mika Seitovirta (59)
Chief Regional Officer: Europe
MSc (Econ), University of Vaasa, Finland
Mika Seitovirta was appointed Chief Regional Officer: Europe on 14 December 2021. Mika has gained extensive international experience through his senior leadership roles in global companies across a wide range of industries. In addition to his current roles as Executive Chairman of Keliber Oy, and Chairman of Metroauto Oy and K. Hartwall Oy Ab, he has previously served as Executive Chairman of Ferrovan Oy, CEO of Outokumpu Oyj and Glaston Corporation and as Managing Director of Hartwall / Scottish & Newcastle. Mika also currently serves as a Senior Advisor and Executive Coach for the Boston Consulting Group. Mika’s significant experience in the European automobile industry, including various positions held for more than a decade at Volvo and in the European ferroalloys industry, will prove invaluable to the growth of Sibanye-Stillwater’s battery metals business in Europe. Initially, Mika will lead and drive strategic delivery for Sibanye-Stillwater in the European region on a part time basis, allowing him to honour his existing commitments. He will transition to a full-time member of the Group executive from 1 July 2022.
Lerato Legong (43)
Chief Legal Officer
LLB, University of Pretoria
Lerato Legong is the Chief Legal Officer of Sibanye-Stillwater. He has over 19 years’ experience and has served both in South African and international private practice and as in-house counsel in the mining industry. Prior to joining Sibanye-Stillwater on 16 March 2020, he held management positions at South32 Limited and served as head of legal at the Minerals Council South Africa. He has also held legal positions at the Mintails Limited, Anglo Operations Limited and Sasol Oil Proprietary Limited.

Jacob Dawid Mostert (52)
Chief Organisational Growth Officer
Diploma in Labour Relations; MDP (Adv Labour Law); MBA, University of South Africa
Jacob Dawid (Dawie) Mostert is the Chief Organisational Growth Officer of Sibanye-Stillwater. He has more than 25 years’ experience in the mining industry and was appointed on 1 January 2013 as Senior Vice President: Organisational Effectiveness, focused on introducing new operating and business models in support and directing the turnaround at Sibanye-Stillwater post the unbundling from Gold Fields. With Sibanye-Stillwater adopting value creation as its strategic intent and consequently entering the PGM mining sector, he accepted the position and role as Executive Vice President: Commercial Services and more recently, Executive Vice President: Organisational Growth, focused primarily on leading the organisational culture development strategy and development of business systems that enable the development of top and senior management, senior talent and succession management culminating in future ready leaders. Prior to joining Sibanye-Stillwater, he served as Vice President: Commercial Services at Gold One in 2012 and Vice President: Human Capital at Great Basin Gold Limited (Great Basin Gold) from 2006 to 2012. Prior to joining Great Basin Gold in 2006, he was Executive: Organisational Development and Employee Relations at Harmony from 2002 to 2006. Dawie joined Harmony in 1996 as part of the merger and acquisition transformational team playing a leading organisational integration role. During 2001 to 2002 he was appointed Mine Manager at the then Elandsrand mine leading a management team post the integration phase.
Laurent Charbonnier (47)
Chief Commercial and Development Officer
École Centrale Paris, Institut d’Etudes Politiques de Paris
Laurent Charbonnier is the Chief Commercial and Development Officer at Sibanye-Stillwater. He has over 20 years’ experience in investment banking and was appointed on 16 November 2020. Prior to joining Sibanye-Stillwater, Laurent worked at UBS Group AG, Credit Suisse Group AG and HSBC Bank PLC, where he was Managing Director and Global Head for Metals and Mining. Laurent was involved in numerous large M&A deals, initial public offerings, rights issues, bonds and other structured financings for the metals and mining sector. In particular, he was the lead advisor to Sibanye-Stillwater on the acquisitions and related financings (bridge financing, rights issue and bonds) of Aquarius, Rustenburg, Stillwater and Lonmin.

ENVIRONMENTAL AND REGULATORY MATTERS
South Africa
Environmental
Overview
Sibanye-Stillwater’s operations in South Africa are subject to various laws and regulations relating to the protection of the environment. In particular, South Africa’s Constitution of 1996 grants the right to an environment that is not harmful to human health or well-being to its people, and to the protection of that environment for the benefit of present and future generations through reasonable legislation and other measures that secure ecologically sustainable development. In addition, the South African Constitution and various environmental legislation enacted and implemented since 1996, grant legal standing to a wide range of interest groups to enforce their environmental rights against private entities as well as the South African government.
South African environmental legislation requires companies with activities that are reasonably expected to have environmental impacts to obtain authorisations, permits, licences and other approvals to ensure such companies assess the extent of such impacts and put reasonable and practicable measures in place to manage and mitigate these impacts.
The most critical and applicable environmental legislation for the mining industry in South Africa are the MPRDA, the NEMA and the NWA. Under the “One Environmental System” (OES), which came into effect in December 2014, the DMRE Minister (and thus by delegation, the prescribed officials of the DMRE) is the Competent Authority for all environmental issues within the mining industry, including the approval or rejection of environmental authorisations under the NEMA framework for listed activities pertaining to prospecting and mining operations. The Minister of DFFE is the Appeal Authority for applications/authorisations rejected by the DMRE Minister. Under the transitional arrangement between the MPRDA and the NEMA, all Environmental Management Programme Reports (EMPRs) previously approved under the MPRDA, are currently deemed to be approved environmental authorisations as if approved under the subsequent NEMA framework. The Constitutional Court recently dismissed a challenge to this principle, although similar challenges have yet to be decided. Proposed amendments to NEMA, discussed below, aim to clarify this legal position.
NEMA contains the following four key provisions: (i) company directors, in their personal capacity, may be held liable for any environmental degradation and/or the remediation thereof; (ii) every holder of a mining right will remain responsible for any environmental liability, pollution or ecological degradation, the pumping and treatment of polluted or extraneous water and the management and sustainable closure thereof, notwithstanding the issuance of a closure certificate; (iii) the DMRE Minister is obliged to appoint environmental mineral resource inspectors to monitor the compliance of mining companies, as well as the enforcement of provisions insofar as it relates to prospecting, exploration, mining or production; and (iv) a duty of care to the environment is imposed on all persons to take reasonable measures to prevent pollution and environmental degradation.
The Regulations on Financial Provisioning first issued under NEMA in November 2015, and most recently amended in 2021, remain controversial to industry, primarily due to impracticalities around implementation and significant financial implications. The Regulations on Financial Provisioning require mining companies to make financial provision available prior to the commencement of mining activities in respect of environmental degradation and rehabilitation in order to ensure that the mining company is able to fund environmental liabilities upon mine closure. Various vehicles may be utilised, including rehabilitation guarantees and rehabilitation trust funds. Mining companies are also required to undertake progressive rehabilitation on an ongoing basis in respect of environmental rehabilitation. As a result of widespread criticism from industry, in 2021, the Minister of DFFE published regulations that extended the transitional period for certain existing rights and permit holders and deferred the implementation date to June 2022. Sibanye-Stillwater will assess the quantum of its financial provision in line with the updated methodologies stipulated by the Regulations on Financial Provisioning.
In 2022, the National Environmental Management Laws Amendment Bill (NEMLA IV) was approved by the National Assembly and National Council of Provinces and has been sent to the President for assent. NEMLA IV proposes to amend the NEMA as well as a number of other specific environmental laws, including the NWA, Waste Act and the Air Quality Act. Should NEMLA IV become law, the following notable amendments will come into force:
•NEMA will be amended to expressly provide for “progressive rehabilitation”, expand vehicles that may be utilised for financial provision (which includes a rehabilitation trust fund) and to enable drawdowns of financial provision up to ten years before the final decommissioning and closure;
•regulation of residue stockpiles and deposits will be shifted from the Waste Act to NEMA; and
•NEMA will be amended to clarify that an EMPR approved in terms of the MPRDA on or before 8 December 2014 is valid under NEMA, thereby removing uncertainty in the case law discussed above.
Carbon Tax
Energy is a significant input and cost to Sibanye-Stillwater’s mining and processing operations, with its principal energy sources being electricity and purchased petroleum products. A number of governments or governmental bodies, including the UNFCCC, have introduced or are contemplating regulatory changes in response to the potential impact of climate change, including in jurisdictions in which Sibanye-Stillwater operates.
To give effect to the UNFCCC, the 2015 Paris Agreement and the Nationally Determined Contributions (NDCs) towards the set targets, the South African government introduced a carbon tax under the Carbon Tax Act with effect from June 2019. The carbon tax was designed to fix liability on the person who conducts an activity in South Africa that results in GHG emissions above a certain threshold. The carbon tax design requires the calculation of liability to be based on the sum of GHG emissions, which results from fuel combustion, industrial processes and fugitive emissions. Taxpayers must determine emissions in accordance with the reporting methodology approved by the DFFE. For further information regarding Carbon Tax, see Risk Factors—Regulation of GHG emissions may materially adversely affect Sibanye-Stillwater’s operations.

To effectuate the Carbon Tax Act, in November 2019, the South African government introduced the Carbon Offset Regulations, which outline the eligibility criteria for offset projects (which includes certain types of renewable energy, energy efficiency and on-site co-generation projects) and the procedures for claiming offset allowances. Companies are allowed to use carbon offsets to a maximum of 10% of their total GHG emissions to reduce their tax liability. For carbon offsetting projects that are within the scope of the Carbon Tax Act, the offset allowances must be used within the first phase (up to 31 December 2025), except for qualifying renewable energy projects. For all other projects, the offset allowances can be used until the end of the crediting period as stipulated under the relevant standard. Other features of the Carbon Offset Regulations include the exclusion of temporary credits, clarification that offset allowances are non-transferable and a specification of the tax period for which the offset allowance will be used.
Sibanye-Stillwater’s final carbon tax liability is affected by its emission output as reported on in terms of the GHG reporting regulations and the extent to which it is able to make use of the full suite of allowances that are built into the carbon tax design. Sibanye-Stillwater’s carbon tax expense for the year ended 31 December 2021 was R4 million (2020: R5 million; 2019: R13 million).
It is expected that Sibanye-Stillwater’s carbon tax liability will increase with Phase 2 of the carbon tax implementation (planned for 2026), during which some or all of the Phase 1 carbon tax allowances are anticipated to fall away and Scope 2 direct carbon emissions will be included in the carbon tax net. The implementation and roll-out of Sibanye-Stillwater’s Energy and Decarbonisation Strategy, which includes the introduction of renewable energy in the form of solar and wind into Sibanye-Stillwater's energy mix, is expected to reduce its GHG emissions leading to a relative reduction in carbon tax liability, which in turn is anticipated to reduce the materiality of the carbon tax.
Air Quality Act
Under the Air Quality Act, the South African government has established minimum emission standards for certain activities that result in air emissions and for which atmospheric emissions licences (AELs) must be held. Non-compliance with the conditions of an AEL as well as the minimum emissions standards under the Air Quality Act, is an offence. Emissions are reported to the regulator in accordance with the licence conditions. Air dispersion modelling is conducted as part of air quality impact assessments. This is used to predict air quality concentrations at receptor locations in nearby communities. The AEL reports, which include results of stack emissions, are in place to demonstrate levels of conformance.
Waste Act
The Waste Act, among other things, regulates the identification, investigation, remediation, rehabilitation and inventorying of contaminated land. Though historically under the scope of the MPRDA’s mineral laws, as of December 2014, residue deposits and residue stockpiles became subject to regulation under the Waste Act, and accordingly, waste management licences for activities relating to their establishment and reclamation became required. Regulations regarding the Planning and Management of Residue Deposits and Stockpiles (MRDS) were published in July 2015, which had financial implications for the management of residue deposits and residue stockpiles since they imposed various classifications and associated liner requirements for new residue deposits and residue stockpiles. Due to the onerous nature and the anticipated financial impact these regulations would have on industry with little or no benefit from a pollution control/containment perspective, the regulations were amended in September 2018 to provide for a case-by-case analysis of the pollution control measures required for residue stockpiles and residue deposits. In addition, NEMLA IV proposes key changes including amending the “residue deposits”, “residue stockpiles” and “waste”, such that the items no longer in the scope of the Waste Act and instead become subject to the NEMA. This development is considered beneficial to the industry from a technical and legal perspective given the existing regulation of MRDS in legislation other than the Waste Act. This process still needs to be finalised.
The Waste Act also provides for waste licensing requirements for general and hazardous waste for listed activities ranging from storage of waste salvage yards and wastewater treatment plants through to disposal by landfill. Sibanye-Stillwater currently has a number of licenced waste management facilities, such as its Beatrix operations, Rustenburg Platinum Mines, Marikana Operations and Precious Metals Refinery. These facilities are managed in accordance with the Waste Act. In addition, the waste management activities at some of Sibanye-Stillwater’s facilities are regulated by and managed through the existing approved EMPRs, in accordance with the transitional provisions contained in the Waste Act and its regulations.
The Waste Act, pursuant to further regulations, also provides for registration with the DFFE of all operations generating hazardous waste or operating waste disposal facilities; quarterly reporting by disposal facilities of quantities of waste received for disposal; classification of waste and landfills which determines the disposal obligations and other requirements according to the waste classification regulations. Detailed waste classifications and associated safety data sheets have been developed for all of Sibanye-Stillwater’s hazardous wastes where relevant (e.g. the PGM operations, and waste disposed to landfills have been assessed and are directed to the relevant class of landfill).
The Waste Act further defines the requirements and risk-based assessment process to be undertaken, to have waste streams excluded from the definition of waste, provided there is a defined beneficial use for this waste. Sibanye-Stillwater has identified waste ash as a waste stream that is applicable to these regulations, with submission to be made to obtain approval on exclusions.

Water Use
Under South African law, mining operations are subject to water use licences and/or authorisations that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. The NWA provides for the management of all surface and groundwater resources including the protection of the water systems for ecological requirements. The NWA as well as the associated notices published in relation to the Act provide for conditions that must be adhered to and dictate the requirements for water use authorisation for various water uses that contain activity specific requirements based on the specialist information submitted by means of the application process. Sibanye-Stillwater has obtained and/or applied for these water use licenses. See also Risk Factors—Risks related to environmental, social and corporate governance—Sibanye-Stillwater’s operations are subject to water use regulation, which could impose significant costs and burdens.
Biodiversity Act
The Biodiversity Act aims to protect the natural diversity within South Africa, particularly threatened and endangered species, as well as the protection of essential ecosystems and the associated services. The Biodiversity Act necessitates certain management requirements and permits.
National Nuclear Regulator Act
Sibanye-Stillwater undertakes activities which are regulated by the NNR Act. The NNR Act requires Sibanye-Stillwater to obtain authorisation from the National Nuclear Regulator and undertake activities in accordance with the conditions of such authorisations. Each of Sibanye-Stillwater’s South Africa gold operations possesses and maintains a Certificate of Registration (CoR) as required by the NNR Act.
Enforcement of Environmental Laws
The NEMA (for the mining industry enforced by the DMRE), the MPRDA (enforced by the DMRE) and the NWA (enforced by the DWS) all contain provisions for the appointment of environmental management inspectors, which have sweeping authority and mandates to enforce environmental legislation. There are certain new environmental laws and regulations, such as the Regulations on Financial Provisioning (2015), which were viewed as having a negative impact on the growth and development of the mining industry. To date, Sibanye-Stillwater’s approach has been to work with the South African government and the Minerals Council to positively influence new and emerging legislation as far as possible in the interest of the industry as well as in the interest of the environment.
Health and Safety
Mining health and safety performance is regulated by the South African Mine Health and Safety Act, 1996 (MHSA). The MHSA, among others, requires the holder of a mining right to ensure that their operating and non-operating mines maintain a safe and healthy working environment. Employees have the right to refuse to perform hazardous work or enter into an unsafe working place. The MHSA describes the powers and functions of the Mine Health and Safety Inspectorate (MHSI), within the jurisdiction of the DMRE, as part of the process of enforcement.
As legally required, all employees are represented in formal joint management/worker health and safety committees, through their representatives, to help monitor and advise on occupational health and safety programmes.
In terms of the MHSA, an employer is obligated, among others, to ensure, as far as reasonably practicable, that mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment, and the mines are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person. Every employer must ensure, as far as reasonably practicable, that people who are not employees, but who may be directly affected by the activities at a mine, are not exposed to any health and safety hazards. The MHSA authorises the inspectors in the MHSI, if there is reason to believe that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person, to restrict or stop, partially or wholly, operations at any mine or a workplace, and require an employer to take steps to rectify the occurrence, practice or condition before such restriction or stoppage can be lifted. The principal safety risks associated with mining operations in South Africa include technical complexity, depth of operations, intensity of labour, the narrow nature of ore body and mature mines.
The principal health risks arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Sibanye-Stillwater's workforce include lung diseases such as silicosis, TB, a combination of both, and COAD, as well as NIHL.
The Occupational Diseases in Mines and Works Act, 1973 (ODMWA) governs compensation paid to mining employees who contract certain occupational illnesses, such as silicosis. The South African Constitutional Court has ruled that a claim for compensation under ODMWA does not prevent an employee from seeking compensation from an employer in a civil action under common law (either as individuals or as a class). In 2018, the Gold Working Group, including Sibanye-Stillwater, agreed to the Settlement Agreement, which was approved by the Gauteng High Court in Johannesburg, to provide compensation to all eligible workers suffering from silicosis and/or TB who worked in the Occupational Lung Disease Working Group companies’ mines from 12 March 1965 to the date of the Settlement Agreement. The terms of the Settlement Agreement are confidential. For additional information see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 31: Occupational healthcare obligation.

A failure to comply with MHSA is a criminal offence for which an employer, or any responsible person, may be charged and, if successfully prosecuted, be fined or imprisoned, or both. The MHSI also has the power to impose administrative fines upon an employer in the event of a breach of the MHSA. The maximum administrative fine that may be imposed is R1 million per transgression.
Mining Rights
The MPRDA
Under the MPRDA, which came into effect in 2004, prospecting rights may be granted for an initial maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods, each of which may not exceed 30 years. A wide range of factors and principles, including proposals relating to BBE and social responsibility, will be considered by the DMRE Minister when exercising his discretion whether to grant these rights. A prospecting or mining right can be suspended or cancelled if the holder conducts prospecting or mining operations in breach of the MPRDA, a term or condition of the right or an environmental management plan, programme or environmental authorisation (as may be applicable), or if the holder of the right submits false, incorrect or misleading information to the DMRE. The MPRDA sets out a process which must be followed before the DMRE Minister is entitled to suspend or cancel the prospecting or mining right.
In November 2006, the DMRE approved the conversion of Sibanye-Stillwater’s mining licences under the previous regulatory regime (old order rights) at Kloof, Driefontein and Beatrix into new-order mining rights under the new regime. All Sibanye-Stillwater’s SA operations have been granted their new-order mining rights.
The MPRDA empowers the DMRE Minister to develop a Broad-Based Economic Empowerment Charter for the South African Mining Industry to set the framework, targets and timetable for effecting entry of HDSAs into the mining industry and to allow such South Africans to benefit from the exploitation of the country’s mineral resources.
The MPRDA also requires mining companies to submit annual reports on HDSA ownership and implementation of the approved SLP applicable to the mining right in question, in which the SLP sets out their commitments including, among other things, those relating to human resource development and local economic development.
In March 2020, the DMRE Minister published amendments to the MPRDA (Amended MPRDA Regulations). The amendments include, among other things:
•expansion of the definition of interested and affected parties who may be impacted by the proposed or existing prospecting or mining operation to include host communities, landowners (traditional and title deed owners); traditional authority; land claimants; lawful land occupier; holder of informal land rights; the Department of Agriculture, Land Reform and Rural Development; any other person (including on adjacent and non-adjacent properties) whose socio-economic conditions may be directly affected by the proposed prospecting or mining operation; the local municipality and the relevant Government Departments, agencies and institutions responsible for the various aspects of the environment and for infrastructure which may be affected by the proposed project
•requirement of “meaningful consultation” with interested or affected parties in applying for mining rights, including giving such parties a reasonable opportunity to provide comment in respect of the land subject to the application about the impact the prospecting or mining activities would have to his right of use of the land in order to enable the parties to make an informed decision regarding the impact of the proposed activity
•introduction of a new requirement that mining companies be obliged to publish SLPs relating to their operations in English and one other dominant official language commonly used in the mine community on its website, in local newspapers, as well as in certain offices and libraries within 30 days of approval, and the availability and content of the approved SLP must be announced, where feasible, in local radio stations and relevant news outlets
•repeal of regulations that have been incorporated into NEMA and the EIA Regulations
•amendments to require mining right holders to prepare closure reports in accordance with the provisions of NEMA and EIA Regulations
•introduction of new procedures for lodging internal appeals in terms of section 96 of the MPRDA which overhauls the appeal procedure provided in the MPRDA
2018 Mining Charter
On 27 September 2018, the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (2018 Mining Charter) was published and came into effect on the same day. In September 2021, the High Court of South Africa held that the 2018 Mining Charter is a policy document and does not, per se, bind holders of mining titles, unless its terms have been lawfully incorporated into such mining titles. The High Court also set aside various provisions of the 2018 Mining Charter. Following the judgment, the 2018 Mining Charter recognises the “once empowered, always empowered” principle in relation to existing rights and requires that all applications for new mining rights must have a minimum of 30% HDSA ownership.
For further information on the 2018 Mining Charter see Risk Factors—Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute.

While the constitutional and legislative processes required for the amendments to the MRPDA may be lengthy, to the extent necessary to comply with legislative changes, Sibanye-Stillwater may be required to adjust the ownership structure of the company’s mining assets in order to meet B-BBEE requirements. Sibanye-Stillwater may also incur significant costs or have to issue additional shares as a result of changes in the interpretation of existing laws and guidelines or the imposition of new laws relating to HDSA ownership requirements, which may have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
The Broad-Based Black Economic Empowerment Act, 2003 and the Broad-Based Black Economic Empowerment Amendment Act, 2013 (B-BBEE Amendment Act)
The B-BBEE Act established a national policy on broad-based black economic empowerment with the objective of increasing the participation of HDSAs in the economy. The B-BBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade and Industry to issue the Codes of Good Practice for Broad based Black Economic Empowerment (B-BBEE Codes), with which organs of state and public entities and parties interacting with them or obtaining rights and licences from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the B-BBEE Act and the policies and codes provided for thereunder, which apply generally to other industries in South Africa. The B-BBEE Act and the B-BBEE Codes do not require the DMRE to apply the B-BBEE Codes when determining the qualification criteria for the issuing of mining rights, nor do they require that the DMRE apply the B-BBEE Codes as a requirement for the retention of existing mining rights. The B-BBEE Codes will nevertheless apply to mining companies if they wish to be scored for the purpose of contracting with state institutions.
In 2014, the B-BBEE Amendment Act, 2013 was brought into operation. The B-BBEE Amendment Act inserted a new provision in the B-BBEE Act, whereby the B-BBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the B-BBEE Act, provided such conflicting law was in force immediately prior to the effective date of the B-BBEE Amendment Act. The B-BBEE Amendment Act also stipulates that this provision would only be effective one year after the B-BBEE Amendment Act is brought into effect. This provision came into effect on 24 October 2015 and, on 27 October 2015, the Minister for Trade and Industry published a government gazette notice declaring an exemption in favour of the DMRE from applying the requirements contained in section 10(1) of the B-BBEE Act for a period of 12 months. The exemption can be read as confirmation that the Department of Trade and Industry sees the B-BBEE codes as “applicable” to the Mining Industry after the exemption was lifted on 27 October 2016. It is not clear whether the DMRE is likely to continue implementing the Mining Charter in its current form or whether it will apply the B-BBEE Act and follow the B-BBEE Codes.
This raises the question of whether the B-BBEE Act and the B-BBEE Codes may overrule the Mining Charter (which for the purposes of comparison with the B-BBEE Act, would include later iterations of the Mining Charter) in the future. There is no clarity on this point at this stage. The revised Broad-Based Black Economic Empowerment Codes of Good Practice (the Revised BEE Codes) became available for voluntary use on 11 October 2013 and became effective on 1 May 2015. Both the B-BBEE Amendment Act and the Revised BEE Codes expressly stipulate that where an economic sector in South Africa has a sector code in place for BEE purposes, companies in that sector must comply with the Sector Code. For purposes of the B-BBEE Act, the Mining Charter (as amended) is not a Sector Code. It is not clear at this stage how the Mining Charter and Revised BEE Codes relate to each other. On 17 February 2016, the Minister of Trade and Industry published a gazette notice which repealed and confirmed the validity of a number of Sector Codes. The omission of the Mining Charter from the notice can be interpreted as confirmation that the Mining Charter is not contemplated as a Sector Code. This supports the interpretation that the B-BBEE Act was not intended to trump the Mining Charter. While it remains to be seen how this will be interpreted, it appears that the B-BBEE Act and the BEE Codes will not overrule the Mining Charter in the future.
Housing and Living Conditions Standard
The Housing and Living Conditions Standard (Housing Standard) was published by the DMRE Minister in December 2020. Among other things, the Housing Standard provides that:
•an existing mining right holder must, within a period of twelve months from the date of publication of the Housing Standard, submit a detailed Housing and Living Conditions Plan;
•a new mining right holder must, within a period of twelve months from the date of granting of the mining right, consult with organised labour, the relevant municipality and the Department of Human Settlements regarding its mine employee housing and living conditions needs;
•a mining right holder who intends developing accommodation for its mine employees shall, after consultation with relevant stakeholders, where feasible, acquire land within close proximity of the mine operations and plan housing needs in support of compact, integrated and mixed land use environment; and
•a mining right holder must offer employees a range of housing options, which includes amongst others rental accommodation, private home ownership, government subsidised home ownership and living out allowance.
Under South African case law, the Housing Standard (as with the Mining Charter) does not have the status of law, as would be the case with legislation and regulations. As such, the MPRDA does not entitle the DMRE to cancel or suspend a mining right in terms of section 47 of the MPRDA on the basis of a failure to comply with the Housing Standard. Furthermore, section 93 of the MPRDA does not authorise the DMRE to issue directives for failures to comply with the Housing Standard. However, in practice the DMRE may issue directives in the absence of the requisite statutory authority. In this instance, the mining right holder would be entitled to challenge that exercise of public power by the DMRE.

Draft Mine Community Resettlement Guidelines, 2019
The DMRE Minister published the Draft Mine Community Resettlement Guidelines, 2019 (Guidelines) for public comment on 4 December 2019. Some of the key provisions of the Guidelines are as follows:
•the Guidelines will apply to both applicants and existing holders of mining rights, prospecting rights and mining permits (both applicants and holders) in terms of the MPRDA where prospecting or mining activities will have the effect of displacement or resettlement of the affected parties; and
•the Guidelines require applicants and holders to make provision for development of a Resettlement Plan, Resettlement Action Plan and Resettlement Agreement. Further, the Guidelines provide that no mining activity shall commence until a Resettlement Agreement is reached on the appropriate amount of compensation as a result of resettlement of the affected parties. An applicant or holder, where feasible, must provide financial assistance to affected parties. The Guidelines also envisage a “party to party dispute resolution process” that must be invoked prior to embarking on the regional manager-led process in section 54 of the MPRDA.
The Royalty Act
The Mineral and Petroleum Resources Royalty Act, 2008 (Royalty Act) imposes a royalty on refined and unrefined minerals payable to the South African government.
The royalty in respect of refined minerals (which include gold and PGMs) is calculated by multiplying the gross sales of the refined mineral during the year of assessment by the percentage determined by dividing EBIT by the product of 12.5 times gross sales plus an additional 0.5. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of revenue is applicable in respect of refined minerals.
The royalty in respect of unrefined minerals (including PGMs) is calculated by multiplying the gross sales of the unrefined mineral during the year of assessment by the percentage determined by dividing EBIT by the product of 9 times gross sales plus an additional 0.5. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 7% of revenue is applicable in respect of unrefined minerals.
Sibanye-Stillwater currently pays a royalty based on the refined and unrefined minerals royalty calculation as applied to its gross sales.
The South African Minister of Finance appointed the Davis Tax Committee to investigate and review the current mining tax regime. The committee’s first interim report on mining, which was released for public comment on 13 August 2015, proposed no changes to the royalty regime but recommended the discontinuation of the upfront capital expenditure write-off regime in favour of an accelerated capital expenditure depreciation regime. In addition, the report recommended retaining the so called “gold formula” for existing gold mines only, as new gold mines would be unlikely to be established in circumstances where profits are marginal or where gold mines would conduct mining of the type intended to be encouraged by the formula. The committee also recommended the phasing out of additional capital allowances available to gold mines in order to bring the gold mining corporate income tax regime in line with the tax system applicable to all taxpayers. In November 2017, following a period of public comment, the Davis Tax Committee issued its final report which largely reaffirmed its initial recommendations. The South African National Treasury will continue to consider the Davis Tax Committee’s final recommendations. It is not clear at this stage which, if any, of the recommendations will be adopted as legislation in the future. For further information regarding the Davis Tax Committee’s final recommendations, see Risk Factors—Sibanye-Stillwater is subject to the imposition of various regulatory costs, such as income taxes and royalties, changes to which may have a material adverse effect on Sibanye-Stillwater’s operations and profits.
Exchange Controls
South African law provides for Exchange Control Regulations which, among other things, restrict the outward flow of capital from South Africa to countries not forming part of the Common Monetary Area (CMA), the latter consisting of South Africa, Namibia, Lesotho and Eswatini. The Exchange Control Regulations, which are administered by the Financial Surveillance Department of the SARB, regulate international transactions involving South African residents, including companies.
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

Historically, certain restrictions were imposed on the creation of so-called loop structures. A loop structure could occur where a South African exchange control resident (such as Sibanye-Stillwater, or one of its South African subsidiaries) sets up an offshore structure which re-invests into the CMA by acquiring shares or other interests (e.g. loans) in a CMA company or CMA asset. The full loop structure restriction has been lifted with effect from 1 January 2021, on the conditions that an existing loop structure be placed on record with the SARB, or any new loop structure similarly be placed on record subsequent to the finalisation of the transaction and that, where South African assets are acquired through the loop structure, that this takes place on an arm’s length basis. Annual reporting to the SARB will also be required in relation to the loop structure.
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
In particular, statutes including, but not limited to, the Clean Air Act, the Clean Water Act, the RCRA, the EPCRA, the Endangered Species Act, the NEPA and CERCLA impose permit requirements, effluent standards, air emission standards, waste handling and disposal restrictions and other design and operational requirements, as well as record keeping and reporting requirements, upon various aspects of mineral exploration, extraction and processing. In addition, the existing mining operations may become subject to additional environmental control and mitigation requirements if applicable federal, state and local laws and regulations governing environmental protection, land use and species protection are amended or become more stringent in the future.
In addition, the federal regulation under the RCRA governing the manner in which secondary materials and by-products of mineral extraction and beneficiation are handled, stored and reclaimed or reused is subject to frequent review by regulatory agencies.
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
Sibanye-Stillwater is also subject to GHG reporting requirements for specified large GHG emission sources in the United States. Sibanye-Stillwater’s US PGM operations hold a Title V Major Air Quality Permit, which requires Sibanye-Stillwater to annually calculate the GHG emissions from the US PGM operations and compare these amounts against reporting thresholds. Because current levels are well below reporting thresholds, the Sibanye-Stillwater’s US PGM operations are not currently required to report GHG emissions. Additionally, the assessment of GHG emissions is becoming an increasingly important part of NEPA assessments, and as a result, Sibanye-Stillwater may be required to mitigate its GHG emissions in connection with any future NEPA review.
President Biden has made climate change a central focus of his administration. In addition to re-entering the Paris Agreement on 20 January 2021, the Biden administration issued an executive order directing all federal agencies to review and take action to address any federal regulations, orders, guidance documents, policies and any similar agency actions promulgated during the prior administration that may be inconsistent with the administration’s policies. As a result, it is unclear the degree to which certain recent regulatory developments may be modified or rescinded. The executive order also established the inter-agency working group, which is called on to, among other things, develop methodologies for calculating the “social cost of carbon,” “social cost of nitrous oxide” and “social cost of methane.” Final recommendations from the working group are due by June 2022.

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
In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. These permits may require Sibanye- Stillwater’s US PGM operations to monitor and sample the storm water runoff from certain of its facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations.
During 2015, Sibanye-Stillwater’s US PGM operations completed renewal of water discharge permits at both its Stillwater and East Boulder mines. In 2020, these permits were administratively extended until 2023. These renewed permits include more stringent water quality discharge limits including a compliance schedule for Sibanye-Stillwater’s US PGM operations to meet compliance with the new permits.
Endangered Species Act
The Endangered Species Act was established to protect endangered and threatened species. Pursuant to that act, if a species is listed as threatened or endangered, restrictions may be imposed on activities that would harm the species or that would adversely affect that species’ habitat. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act. The US Fish and Wildlife Service designates the species’ protected habitat as part of the effort to protect the species. A protected habitat designation or the mere presence of threatened or endangered species could result in material restrictions to use of land.
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
Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), each operator of a coal or other mine is required to include certain mine safety results within its periodic reports filed with the SEC. In accordance with the reporting requirements included in Section 1503(a) of the Dodd-Frank Act and Item 104 of Regulation S-K (17 CFR 229.104), the required mine safety results regarding certain mining safety and health matters for each of Sibanye-Stillwater’s mine locations that are covered under the scope of the Dodd-Frank Act are included in Exhibit 16 Mine Safety Disclosures of this Annual Report on Form 20-F. In 2021, Sibanye-Stillwater received a total of 52 violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under section 104 of the FMSH Act. See Exhibit 16 Mine Safety Disclosures of this Annual Report on Form 20- F for more information.

FINANCIAL INFORMATION
Dividend Policy and Dividend Distribution
Sibanye-Stillwater may make distributions from time to time, provided that any such distribution is pursuant to an existing legal obligation of Sibanye-Stillwater or a court order or has been authorised by resolution of the Board (save in the case of a pro rata distribution to all shareholders (except one which results in shareholders holding shares in an unlisted entity which requires the sanction of an ordinary resolution), cash dividends paid out of retained income, capitalisation issues or scrip dividends incorporating an election to receive either capitalisation shares or cash), and provided further that:
•dividends be paid to shareholders registered as at a date subsequent to the date of declaration or date of confirmation of the dividend, whichever is the later;
•it reasonably appears that Sibanye-Stillwater will satisfy the ‘solvency and liquidity’ test as set out in the Companies Act immediately after completing the proposed distribution; and
•no obligation is imposed by Sibanye-Stillwater, if it is a distribution of capital, that such capital be used to subscribe for shares in Sibanye-Stillwater.
Sibanye-Stillwater must complete any such distribution fully within 120 business days after the Board acknowledges that the ‘solvency and liquidity’ test has been applied as aforesaid, failing which it must again comply with the above.
Sibanye-Stillwater must hold all unclaimed distributions due to the shareholders of Sibanye-Stillwater in trust subject to the laws of prescription, and accordingly may release any distributions once the prescriptive period of three years in relation to those dividends has expired.
Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, therefore, considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transaction costs, share-based payment on BEE transaction, gain on acquisition, net other business development costs, share of results of equity-accounted investees, all after tax, the impact of non-controlling interest and changes in estimated deferred tax rate. For a reconciliation of profit attributable to the owners of Sibanye-Stillwater to normalised earnings, see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 13: Dividends.
In line with Sibanye-Stillwater’s Capital Allocation Framework, the Board declared a final dividend of 187 (2020: 321) SA cents per share. Together with the interim dividend of 292 (2020: 50) SA cents per share, which was declared and paid, this brings the total dividend for the year ended 31 December 2021 to 479 (2020: 370) cents per share and this amounts to a payout of 35% (2020: 35%) of normalised earnings.
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
•the company is, or would be, after the payment, unable to pay its debts as they become due in the ordinary course of business for a period of 12 months after the date of making such payment; or
•the consolidated assets of the company fairly valued would, after the payment, be less than the consolidated liabilities of the company, fairly valued.
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
Sibanye-Stillwater must hold all unclaimed dividends due to the shareholders in trust indefinitely, subject to the laws of prescription, and accordingly may release any dividends once the prescriptive period of three years in relation to those dividends has prescribed. Sibanye-Stillwater shall be entitled at any time to delegate its obligations in respect of unclaimed dividends or other unclaimed distributions, to any one of its bankers from time to time.
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
Sibanye-Stillwater Shareholders, by ordinary or special resolution passed by a 75% majority, which requires an independent vote in the case of specific authority, may either convey a general or specific authority to the Sibanye-Stillwater Board to issue Sibanye-Stillwater Shares for cash. Such authority is valid for the period provided in the applicable resolution, but may be revoked by ordinary or special resolution, as the case may be, at any time. General authority may only be valid until the earlier of the next annual general meeting and 15 months after the authority was granted.

The JSE Listings Requirements as read with the Sibanye-Stillwater Memorandum of Incorporation require that any new issue of equity shares by Sibanye-Stillwater must first be offered to existing Sibanye-Stillwater Shareholders in proportion to their shareholding in Sibanye-Stillwater unless, among other things, the issuance to new Sibanye-Stillwater Shareholders is:
•pursuant to a Sibanye-Stillwater Shareholder approved employee share incentive scheme;
•to raise cash through a general issuance at the discretion of the Sibanye-Stillwater Board to the general public of up to 30% of the issued share capital in any one fiscal year at an issue price with a discount not exceeding 10% of the 30 business day weighted average trading price prior to the date that the application is made to the JSE to list the shares, provided that a 75% majority of the votes cast by Sibanye-Stillwater Shareholders at a general meeting or annual general meeting must approve the granting of such authority to the Sibanye-Stillwater Board;
•to raise cash through a specific issuance of Sibanye-Stillwater Shares for cash, provided that 75% of majority of votes cast by Sibanye-Stillwater Shareholder, other than parties and their associates participating in the specific issue for cash, vote in favour of the resolution to issue the shares;
•a capitalisation issue, an issue for an acquisition of assets (including another company) or an amalgamation or merger in terms of the Companies Act; or
•in terms of option or conversion rights.
In terms of the Companies Act, an issue of equity shares by Sibanye-Stillwater must be approved by a special resolution of Sibanye-Stillwater Shareholders if the Sibanye-Stillwater Shares are issued, among other things, to approve the issue to:
•a Sibanye-Stillwater Director, future director, prescribed officer or future prescribed officer of Sibanye-Stillwater; or
•a person related or inter-related to Sibanye-Stillwater, or to a Sibanye-Stillwater Director or prescribed officer of Sibanye-Stillwater:
unless the issue of Sibanye-Stillwater Shares is, among other things:
•under an agreement underwriting the Sibanye-Stillwater Shares;
•in proportion to existing holdings, and on the same terms and conditions that have been offered to all the Sibanye-Stillwater Shareholders;
•pursuant to an employee share scheme that satisfies the requirements of section 97 of the Companies Act; or
•pursuant to an offer to the public as defined in section 95(1)(h), read with section 96 of the Companies Act.
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
The annual general meeting deals with and disposes of all matters prescribed by the Memorandum of Incorporation and the Companies Act, including, among other things:
•the consideration of the audited financial statements and report of the independent external auditors; and
•the election of new and rotating Sibanye-Stillwater Directors.

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
Changes in capital or objects and powers of Sibanye-Stillwater
The Sibanye-Stillwater Shareholders may, by the passing of a special resolution, among other things:
•increase Sibanye-Stillwater’s authorised share capital;
•consolidate and reduce the number of the issued no par value Sibanye-Stillwater Shares, if any;
•subdivide all or any portion of Sibanye-Stillwater Shares into shares of a smaller amount than is fixed by the Sibanye-Stillwater Memorandum of Incorporation;
•reduce Sibanye-Stillwater’s authorised share capital and, if required by law, its issued share capital, stated capital;
•alter the provisions of the Sibanye-Stillwater Memorandum of Incorporation with respect to the objects and powers of Sibanye-Stillwater; and
•subject to the provisions of the Companies Act or any other South African law governing companies and the JSE Listings Requirements and any other stock exchange upon which the shares of Sibanye-Stillwater may be quoted or listed from time to time, allow Sibanye-Stillwater to acquire shares issued by itself or in any subsidiary of Sibanye-Stillwater from time to time.
Variation of rights
All or any of the rights, privileges or conditions attached to Sibanye-Stillwater Shares may be varied by a special resolution of Sibanye-Stillwater Shareholders passed in accordance with the provisions of the Companies Act; provided that, in circumstances where a Sibanye-Stillwater Shareholder dissents to such variation which materially and adversely affects his rights, that Sibanye-Stillwater Shareholder shall be entitled to be paid the fair value for his or her shares in accordance with the provisions of section 37(8) of the Companies Act as read with the appraisal rights provided for in section 164 of the Companies Act.
Distribution of assets on liquidation
In the event of a voluntary or compulsory liquidation, dissolution or winding-up, the assets remaining after payment of all the debts and liabilities of Sibanye-Stillwater, including the cost of liquidation, shall be dealt with by a liquidator who may, among other things, divide among the Sibanye-Stillwater Shareholders any part of the assets of Sibanye-Stillwater, and may vest any part of the assets of Sibanye-Stillwater as instructed at a meeting of Sibanye-Stillwater Shareholders in an inter vivos trust for the benefit of Sibanye-Stillwater Shareholders. If so resolved at a meeting of Sibanye-Stillwater Shareholders, the division of assets is not required to be done in accordance with the legal rights of Sibanye-Stillwater Shareholders in their capacities as shareholders of Sibanye-Stillwater.
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
Sibanye-Stillwater non-executive Directors may be paid their travelling and other expenses which are necessarily incurred by them in connection with the business of Sibanye-Stillwater, and in attending the meetings of Sibanye-Stillwater non-executive Directors or of committees thereof, and if any Sibanye-Stillwater non-executive Director shall be required to perform extra services, to go or to reside abroad or otherwise, or be specially occupied about Sibanye-Stillwater’s business, such Sibanye-Stillwater non-executive Director shall be entitled to receive remuneration as approved by a special resolution by Sibanye-Stillwater’s Shareholders.
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
Disclosure requirements under the JSE Listings Requirements
Under the JSE Listings Requirements and the Companies Act, as the case may be, as a public company listed on the JSE, Sibanye-Stillwater is required to disclose, among other things, beneficial interests in Sibanye-Stillwater Shares that amount to 5% or more, as described in the section entitled —Disclosure of Interest in Sibanye-Stillwater Shares, and is required to publish accounting records as part of its annual reporting obligations, as described in the section entitled —Memorandum of Incorporation—Annual Report and Accounts.
Disclosure of interest in Sibanye-Stillwater Shares
Under South African law, a registered holder of Sibanye-Stillwater Shares who is not the beneficial owner of such shares is required to disclose the identity of the person on whose behalf that security is held and the identity of each person with a beneficial interest in the securities so held, the number and class of securities held for each such person with a beneficial interest, and the extent of each such person with a beneficial interest. This information must be disclosed in writing to Sibanye-Stillwater within five business days after the end of every month during which a change has occurred in the information or more promptly or frequently to the extent so provided by the requirements of a central securities depository or otherwise be provided on payment of a prescribed fee charged by the registered holder of securities. Moreover, Sibanye-Stillwater may, by notice in writing, require a person who is a registered Sibanye-Stillwater Shareholder, or whom Sibanye-Stillwater knows or has reasonable cause to believe has a beneficial interest in Sibanye-Stillwater Shares, to confirm or deny whether or not such person holds the Sibanye-Stillwater Shares or beneficial interest and, if the Sibanye-Stillwater Shares are held for another person, to disclose to Sibanye-Stillwater the identity of the person on whose behalf the Sibanye-Stillwater Shares are held. Sibanye-Stillwater may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. Sibanye-Stillwater is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold a beneficial interest equal to or in excess of 5% of the total number of ordinary shares issued by Sibanye-Stillwater, together with the extent of those beneficial interests. Further, in terms of section 122 of the Companies Act, a shareholder is required to notify Sibanye-Stillwater within three business days if its shareholding crosses a 5% multiple measured against the issued shares at that time. Sibanye-Stillwater is then required to disclose this notification to the South African Takeover Regulation Panel and deliver to the Sibanye-Stillwater Shareholders such notification by means of a SENS announcement, unless it relates to the disposal of any beneficial interest of less than 1% of the issued Sibanye-Stillwater Shares at that time.

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
2026 and 2029 Notes
On 16 November 2021 Stillwater Mining Company (Stillwater), as a subsidiary of Sibanye-Stillwater, issued at face value US$1.2 billion of senior notes (the 2021 Senior Notes) to an indenture dated 16 November 2021 among Sibanye-Stillwater, The Bank of New York Mellon and certain guarantors. The 2021 Senior Notes offering comprises of two tranches, US$675 million 4.000 percent senior notes due 2026, which bear interest at a rate of 4.000 percent per annum (the 2026 Notes) and US$525 million 4.500% senior notes due 2029, which bear interest at a rate of 4.500 percent per annum (the 2029 Notes) (together the 2026 and 2029 Notes). The 2026 and 2029 Notes are denominated in US Dollars, mature and become due and payable in arrears in equal semi-annual instalments on 16 May and 16 November of each year. The 2026 and 2029 Notes are fully and unconditionally guaranteed, jointly and severally by Sibanye Stillwater Limited, Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Sibanye Gold Proprietary Limited and Western Platinum Proprietary Limited. The guarantees rank equally in right of payment to all existing and future senior debt of the guarantors.
At any time on or after 16 November 2023, in the case of the 2026 Notes, or 16 November 2025, in the case of the 2029 Notes, Stillwater may redeem all or part of the 2026 Notes or 2029 Notes by paying the relevant price (expressed as a percentage of the principal amount of the 2026 Notes or 2029 Notes plus an applicable premium) plus accrued and unpaid interest on the 2026 Notes or 2029 Notes. In addition, prior to 16 November 2023, Stillwater may redeem up to 35% of the original aggregate principal amount of the 2026 Notes or 2025 Notes with the net proceeds from certain equity offerings. If Sibanye-Stillwater undergoes a change of control, Sibanye-Stillwater or Stillwater will be required to make an offer to purchase each of the 2026 Notes and 2029 Notes at a purchase price equal to 101% of the principal amount of each of the Notes, plus accrued and unpaid interest to the date of purchase. In the event of certain developments affecting taxation, Stillwater may redeem all, but not less than all, of the 2026 and 2029 Notes.
Sibanye-Stillwater used the proceeds of the 2026 and 2029 Notes to redeem the 2025 Notes (as described below), as well as general corporate purposes, including advancing Sibanye-Stillwater’s battery metals strategy through, among other things, investments and accretive acquisitions and improving earnings diversification. For information on Sibanye-Stillwater’s 2026 and 2029 Notes, see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28.5: 2026 and 2029 Notes.
2022 and 2025 Notes
On 27 June 2017, Stillwater, as a subsidiary of Sibanye-Stillwater, issued US$1.05 billion of senior notes (the 2017 Senior Notes) pursuant to an indenture dated 16 March 2017 among Sibanye, The Bank of New York Mellon and certain guarantors. The 2017 Senior Notes offering comprises of two tranches, US$500 million 6.125 percent senior notes due 2022, which bear interest at a rate of 8.125 percent per annum (the 2022 Notes) and US$550 million 7.125 percent senior notes due 2025, which bear interest at a rate of 7.125 percent per annum (the 2025 Notes) (together the 2022 and 2025 Notes). The 2022 and 2025 Notes were fully and unconditionally guaranteed, jointly and severally by Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited and Sibanye Gold Limited. Sibanye-Stillwater used the proceeds of the 2022 and 2025 Notes for the partial repayment of the US$350 million Bridge Facility Agreement between Sibanye Gold Limited, Citibank NA and HSBC Bank plc, dated 5 October 2015, raised for the acquisition of Stillwater.
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

Given Sibanye-Stillwater’s surplus liquidity and in line with its capital allocation framework, Sibanye-Stillwater elected to early redeem the 2022 Notes on 2 August 2021 (the Redemption Date). The redemption price was the principal amount of the 2022 Notes, plus accrued and unpaid interest on the 2022 Notes up to, but excluding, the Redemption Date, amounting to US$355.8 million (with a nominal value of US$353.7 million) and was settled on 2 August 2021. On 6 December 2021, Stillwater early redeemed the 2025 Notes, with a nominal value of US$346.9 million, accrued interest of US$10.9 million and a redemption premium of US$12.4 million, were redeemed in full using the proceeds of the 2021 Senior Notes. For information on the 2022 and 2025 Notes, see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28.4: 2022 and 2025 Notes.
US$600 million revolving credit facility
Following discussions with its lenders during January 2019, Sibanye-Stillwater secured an extension of the temporary uplift of the net debt to EBITDA covenant limit to 3.5x through to and including 31 December 2019. The covenant limit returned to 2.5x from 31 March 2020. As provided for in the terms of the facility, as of 31 December 2021, all lenders have approved both one-year maturity extension options. As a result of these extensions, the US$600 million facility remains set to mature on 5 April 2023. For information on Sibanye-Stillwater’s US$600 million revolving credit facility, see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28.1: US$600 million RCF and Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 36.2: Risk management activities—Liquidity risk—Working capital and going concern assessment.
Scheme implementation agreement
On 24 February 2020, Sibanye-Stillwater and Sibanye Gold Limited implemented a scheme of arrangement in terms of section 114 of the South African Companies Act, 2008, which resulted in, among other things, Sibanye Gold Limited’s operations being reorganised under Sibanye-Stillwater, which became the parent company of the Sibanye-Stillwater Group (the Reorganisation). See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 26: Stated share capital. The scheme of arrangement was implemented pursuant to a scheme implementation agreement between Sibanye-Stillwater and Sibanye Gold Limited on 4 October 2019 (the Scheme Implementation Agreement). The Scheme Implementation Agreement contained certain condition precedents relating to the implementation of the scheme of arrangement, which have been either satisfied or waived. In addition, the Scheme Implementation Agreement contained certain customary representations and warranties given by each of Sibanye-Stillwater and Sibanye Gold Limited.
R5.5 billion revolving credit facility
In November 2019, a new R5.5 billion revolving credit facility was entered into by Sibanye-Stillwater on similar terms to the maturing R6.0 billion revolving credit facility. The facility includes two one-year maturity extension options at the discretion of the lenders. All facility lenders have approved the first and second one-year extension options with the loan facility now set to mature on 11 November 2024. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28.3: R5.5 billion RCF.
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
In fiscal 2021, BNYM paid US$1.1 million to Sibanye-Stillwater as reimbursement for costs incurred over the year in connection with the ADS program.
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
US Holders
As of 26 March 2022, 1,012 record holders of Sibanye-Stillwater’s ordinary shares, holding an aggregate of 446,297,792 ordinary shares (15.8%), including shares underlying Sibanye-Stillwater’s ADSs, were listed as having addresses in the United States.
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
South African law provides for Exchange Control Regulations which, among other things, restrict the outward flow of capital from the Common Monetary Area (CMA) consisting of South Africa, Namibia, Lesotho and Eswatini. The Exchange Control Regulations, which are administered by the Financial Surveillance Department of the SARB, regulate international transactions involving South African residents, including companies.
There are no exchange control restrictions on the remittance, in full, of cash dividends declared out of trading profits to non-residents of the CMA by Sibanye-Stillwater, provided the share certificates held by non-resident Sibanye-Stillwater shareholders have been endorsed with the words “non-resident” or, where dematerialised, the residential status of the electronic record is flagged accordingly (i.e. non-resident or emigrant) by the various participants in the central depository. The same endorsement requirement, however, will not be applicable non-resident holders of ADSs. Pre-approval by the SARB is required where dividends in specie are declared by Sibanye-Stillwater.
ADSs representing ordinary shares of Sibanye-Stillwater are freely transferable outside South Africa between persons who are not residents of the CMA. The proceeds from the sale of ordinary shares on the JSE by shareholders who are not residents of the CMA are freely remittable to such shareholders, provided that the shares are flagged as non-resident held (the shares on the JSE have been dematerialised). Additionally, where ordinary shares are sold on the JSE on behalf of shareholders of Sibanye-Stillwater who are not residents of the Common Monetary Area, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. In such case no share certificates need to be endorsed as the shares on the JSE have been dematerialised.
Acquisitions of Sibanye-Stillwater's ordinary shares held by South African residents by non-South African purchasers solely for a cash consideration equal to the fair value of the ordinary shares is generally permissible. Such acquisitions would require SARB pre-approval in certain circumstances, such as if the consideration for the acquisition is shares in a non-South African company or if the acquisition is financed by a loan from a South African lender. If SARB denies approval of an acquisition of assets of a South African company, this may result in an inability to complete the acquisition. Subject to this limitation, there are no restrictions on equity investments in South African companies and a foreign investor may invest freely in the ordinary shares and ADSs of Sibanye-Stillwater.
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
US federal income tax considerations
The following discussion summarises the material US federal income tax consequences of the acquisition, ownership and disposition of ordinary shares and ADSs by a US Holder. As used herein, the term “US Holder” means a beneficial owner of ordinary shares or ADSs that is for US federal income tax purposes:
•a citizen or resident of the United States;
•a corporation created or organised under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to US federal income tax without regard to its source; or

•a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes.
The US federal income tax treatment of a partner in an entity or arrangement treated as a partnership for US federal income tax purposes that holds ordinary shares or ADSs will depend upon the status of the partner and the activities of the partnership. If you are an entity or arrangement treated as a partnership for US federal income tax purposes, you should consult your tax adviser concerning the US federal income tax consequences to you and your partners of the acquisition, ownership and disposition of ordinary shares or ADSs by you.
This summary only applies to US Holders that hold ordinary shares or ADSs as capital assets. This summary is based upon:
•the current federal income tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the Code), its legislative history, and existing and proposed regulations promulgated thereunder;
•current US Internal Revenue Service (the IRS) practice and applicable US court decisions; and
•the income tax treaty between the United States and South Africa (the Treaty) all as of the date hereof and all subject to change at any time, possibly with retroactive effect.
This summary assumes that the obligations of the Depositary under the Deposit Agreement and any related agreements will be performed in accordance with their terms.
This summary is of a general nature and does not address all US federal income tax consequences that may be relevant to you in light of your particular situation (including consequences under the alternative minimum tax or the net investment income tax), and does not address state, local, non-US or other tax laws (such as estate and gift tax laws). For example, this summary does not apply to:
•investors that own (directly, indirectly, or by attribution) 5% or more of Sibanye-Stillwater’s stock (by vote or value);
•financial institutions;
•insurance companies;
•individual retirement accounts and other tax-deferred accounts;
•tax-exempt organisations;
•dealers in securities or currencies;
•investors that hold ordinary shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes;
•persons that have ceased to be US citizens or lawful permanent residents of the United States;
•investors that hold ordinary shares or ADSs in connection with a trade or business conducted outside the United States;
•US citizens or lawful permanent residents living abroad; or
•investors whose functional currency is not the US dollar.
Sibanye-Stillwater does not believe that it was a passive foreign investment company (PFIC) for US federal income tax purposes for its most recent taxable year, and does not expect to be a PFIC for its current taxable year or in the foreseeable future. However, Sibanye-Stillwater’s possible status as a PFIC must be determined annually and therefore may be subject to change. If Sibanye-Stillwater were to be treated as a PFIC, US Holders of ordinary shares or ADSs would be required (i) to pay a special US addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by Sibanye-Stillwater would not be eligible for the reduced rate of tax described below under “Taxation of Dividends”. The remainder of this discussion assumes that Sibanye-Stillwater is not a PFIC for US federal income tax purposes. You should consult your own tax advisers regarding the potential application of the PFIC regime.
The summary of US federal income tax consequences set out below is for general information only. You are urged to consult your tax advisers as to the particular tax consequences to you of acquiring, owning and disposing of the ordinary shares or ADSs, including your eligibility for the benefits of the Treaty and the applicability and effect of state, local, non-US and other tax laws and possible changes in tax law.
US Holders of ADSs
For US federal income tax purposes, a US Holder of ADSs generally will be treated as the owner of the corresponding number of underlying ordinary shares held by the Depositary for the ADSs, and references to ordinary shares in the following discussion refer also to ADSs representing the ordinary shares.
Deposits and withdrawals of ordinary shares by US Holders in exchange for ADSs will not result in the realisation of gain or loss for US federal income tax purposes. Your tax basis in withdrawn ordinary shares will be the same as your tax basis in the ADSs surrendered, and your holding period for the ordinary shares will include the holding period of the ADSs.
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
Dividends paid by Sibanye-Stillwater generally will be taxable to non-corporate US Holders at the reduced rate normally applicable to long-term capital gains, provided that either (i) Sibanye-Stillwater qualifies for the benefits of the Treaty, or (ii) with respect to dividends paid on the ADSs, the ADSs are considered to be “readily tradable” on the NYSE. You will be eligible for this reduced rate only if you are an individual, and have held the ordinary shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.
For US federal income tax purposes, the amount of any dividend paid in Rand will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by you or the Depositary (in the case of ADSs), regardless of whether they are converted into US dollars at that time. If you or the Depositary, as the case may be, convert dividends received in Rand into US dollars on the day they are received, you generally will not be required to recognise foreign currency gain or loss in respect of this dividend income.
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
Taxation of a sale or other disposition
Upon a sale or other disposition of ordinary shares or ADSs, other than an exchange of ADSs for ordinary shares and vice versa, you will generally recognise US source capital gain or loss for US federal income tax purposes equal to the difference between the amount realised and your adjusted tax basis in the ordinary shares or ADSs, in each case as determined in US dollars. This capital gain or loss will be long-term capital gain or loss if your holding period in the ordinary shares or ADSs exceeds one year. The deductibility of capital losses is subject to significant limitations. You should consult your tax adviser about how to account for proceeds received on the sale or other disposition of ordinary shares or ADSs that are not paid in US dollars.
To the extent you incur Securities Transfer Tax in connection with a transfer or withdrawal of ordinary shares as described under —Certain South African Tax Considerations—Securities Transfer Tax above, such securities transfer tax will not be a creditable tax for US foreign tax credit purposes.
Backup withholding and information reporting
Payments of dividends and other proceeds with respect to ordinary shares or ADSs by US persons will be reported to you and to the IRS as may be required under applicable US Treasury Regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to comply with applicable certification requirements. Some holders are not subject to backup withholding. You should consult your tax adviser about these rules and any other reporting obligations that may apply to the ownership or disposition of ordinary shares or ADSs, including requirements related to the holding of certain “specified foreign financial assets”.
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
The above information may also be obtained at the registered office of Sibanye-Stillwater and on its website accessible at http://www.sibanyestillwater.com/news-investors/reports/annual/2021.
Subsidiary information
Not applicable.
Refining and Marketing
Sibanye-Stillwater has appointed Rand Refinery Proprietary Limited (Rand Refinery) to refine all of Sibanye-Stillwater’s South African-produced gold. Rand Refinery is a private company in which Sibanye-Stillwater together with its subsidiary DRDGOLD Limited holds an effective 44.4% interest, with the remaining interests held by other South African gold producers. Treasury, then sells the gold at a price benchmarked against the London morning or afternoon fixing price. Two business days after the sale of gold, Sibanye-Stillwater receives an amount in US dollars equal to the value of the gold at the London afternoon fixing price, Rand Refinery invoices Sibanye-Stillwater for the refining charges. For details on the transactions and balances between Sibanye-Stillwater and Rand Refinery for the fiscal years ended 31 December 2021, 2020 and 2019, see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 39 Related-party transactions. For the period between 1 January 2022 and 31 March 2022, the following are the transactions and balances between Sibanye-Stillwater and Rand Refinery: Sibanye-Stillwater did not receive any dividends or interest income, Sibanye-Stillwater sold R84 million of gold and Sibanye-Stillwater paid R6 million in refining fees. As of 31 March 2022, Sibanye-Stillwater had R6 million of trade payables relating to Rand Refinery.

Sibanye-Stillwater’s US PGM operations and recycling segment make use of a single company for all of its precious metals refining services, and, with the exception of certain platinum sales commitments, all of the US PGM operations’ current mined palladium and platinum is committed for sale to such company.
This significant concentration of business with a single company could leave the US PGM operations without precious metal refining services should such company experience significant financial or operating difficulties during the contract period. Under such circumstances, it is not clear that sufficient alternative processing capacity would be available to cover the US PGM operations’ requirements, nor that the terms of any such alternate processing arrangements as might be available would be financially acceptable to the US PGM operations. See Risk Factors—Risks related to Earnings Delivery—For its PGMs mined in the United States, Sibanye-Stillwater’s sales arrangements concentrate all its final refining activity and a large portion of its PGM sales from mine production with one entity.
Concentrate from the Kroondal and Platinum mile PGM operations are purchased by Anglo American Platinum. 4E PGMs from the Rustenburg operations are toll refined and returned to Sibanye-Stillwater for sale by Anglo American Platinum. Refined PGMs are sold directly to customers (4E from Rustenburg and 6E from Marikana) with Incoterms varying based on specific customer requirements. Payments are received in US dollars, and payment terms vary depending on the nature of the sale and a customer’s credit rating and range from pre-payment up to four days from delivery.
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
The NYSE Listing Standards require US-listed companies to have a compensation committee composed entirely of independent directors. The JSE Listings Requirements require compliance with the King IV Governance Code, which states that the remuneration committee should comprise solely of non-executive members, with the majority of such members being independent. Sibanye-Stillwater has appointed a Remuneration Committee, currently comprised of six Board members, all of whom are independent under the King IV Governance Code and JSE Listings Requirements.
The NYSE Listings Standards require US-listed companies to have an audit committee composed entirely of independent directors. The Companies Act requires that the Audit Committee be approved by shareholders on an annual basis at a company’s annual general meeting. The Companies Act and the JSE Listings Requirements also require an audit committee composed entirely of independent directors. Sibanye-Stillwater has appointed an Audit Committee, currently comprised of seven Board members, all of whom are independent non-executive, as defined under the Companies Act and the JSE Listings Requirements. One of these non-executive directors was a non-executive director of Gold Fields during the fiscal year ended 31 December 2021, the former parent of Sibanye-Stillwater; however, Sibanye-Stillwater believes he satisfied the requirements of Rule 10A-3 under the Exchange Act and applicable NYSE Listing Standards. This non-executive director subsequently resigned as a non-executive director of Gold Fields on 10 March 2021.
The Companies Act and the JSE Listings Requirements require the appointment of a Social and Ethics Committee. Sibanye-Stillwater has appointed a Social Ethics and Sustainability Committee, comprising eight independent non-executive directors.

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Sibanye-Stillwater has carried out an evaluation, under the supervision and with the participation of management, including the CEO and CFO of Sibanye-Stillwater, of the effectiveness of the design and operation of Sibanye-Stillwater’s disclosure controls and procedures (as defined in Exchange Act Rule 13a – 15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Sibanye-Stillwater’s CEO and CFO concluded that, as of 31 December 2021, Sibanye-Stillwater’s disclosure controls and procedures were effective.
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
•pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, as issued by the IASB, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and
•provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Sibanye-Stillwater’s management, under the supervision and with the participation of its CEO and CFO, assessed the effectiveness of its internal control over financial reporting as of 31 December 2021. In making this assessment, Sibanye-Stillwater’s management used the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based upon its assessment, Sibanye-Stillwater’s management concluded that, as of 31 December 2021, its internal control over financial reporting is effective based upon those criteria.
Attestation Report of the Registered Public Accounting Firm
Ernst & Young Incorporated (EY), an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on management’s assessment of Sibanye-Stillwater’s internal control over financial reporting as of 31 December 2021.
See Annual Financial Report—Accountability—Report of independent registered public accounting firm.
Changes in Internal Control Over Financial Reporting
There have been no change in Sibanye-Stillwater's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during fiscal 2021 that has materially affected, or is reasonably likely to materially affect, Sibanye-Stillwater's internal control over financial reporting.

PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

Calendar month	Total Number of Shares Purchased	Average Price Paid per Share in Rand	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
April 2021	—	—	—	—
May 2021	—	—	—	—
June 2021(1)	13,760,227	61.94	13,760,227	133,939,773
July 2021	20,736,906	59.65	34,497,133	113,202,867
August 2021	29,717,405	60.06	64,214,538	83,485,462
September 2021	75,274,503	50.87	139,489,041	8,210,959
October 2021	8,210,959	46.09	147,700,000	—
November 2021	—	—	—	—
December 2021	—	—	—	—
January 2022	—	—	—	—
February 2022	—	—	—	—
March 2022	—	—	—	—
Total:	147,700,000	54.72	147,700,000	—

Notes:
(1)
(a)Sibanye-Stillwater initiated the on-market repurchase of up to, but not exceeding, 5% of its ordinary shares in issue (Share Repurchase Programme) on 2 June 2021
(b)The Share Repurchase Programme concluded on 4 October 2021, at which point Sibanye-Stillwater had, in a series of unrelated transactions, cumulatively repurchased 5% or 147,700,000 of its ordinary shares for an aggregate purchase price of R8,081,618,197 (excluding costs)
(c)The programme was conducted in accordance with the general authority granted by shareholders at the Sibanye-Stillwater’s annual general meeting on 25 May 2021
(d)There are no plans or programmes Sibanye-Stillwater has determined to terminate prior to expiration, or under which it does not intend to make further purchases

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

2.2	Form of ADS (incorporated by reference to Exhibit 4.1 to the registration statement on F-4 (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 5 December 2019)
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
4.1
Agreement between Neal Froneman and Sibanye Gold Limited, dated 7 December 2012 (incorporated by reference to Exhibit 4.9 to the registration statement on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 15 January 2013)

4.2
Agreement between Charl Keyter and Sibanye Gold Limited, dated 7 December 2012 (incorporated by reference to Exhibit 4.10 to the registration statement on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 15 January 2013)

4.3
Revolving Facility Agreement between Sibanye Gold Limited, Stillwater Mining Company, Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Bank of America Merrill Lynch International Limited and HSBC Bank PLC, dated 6 April 2018 (incorporated by reference to Exhibit 4.44 to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 8 April 2019)

4.4
Supplemental Agreement between Sibanye Gold Limited, Stillwater Mining Company, Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Bank of America Merrill Lynch International Designated Activity Company as successor in title to Bank of America Merrill Lynch International Limited, acting as Agent, dated 15 January 2019 (incorporated by reference to Exhibit 4.45 to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 8 April 2019)

4.5
Supplemental Agreement between Sibanye Gold Limited, Stillwater Mining Company, Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Bank of America Merrill Lynch International Designated Activity Company, as Agent, dated 25 February 2019 (incorporated by reference to Exhibit 4.46 to the annual report on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 8 April 2019)

4.6
Revolving Credit Facility Agreement between Sibanye Gold Limited, the subsidiaries of Sibanye Gold Limited listed in schedule 1 as original borrowers, the subsidiaries of Sibanye Gold Limited listed in Schedule 1 as original guarantors, Nedbank Limited (acting through its Nedbank Corporate and Investment Banking Division, ABSA Bank Limited (acting through its Corporate and Investment Banking Division), FirstRand Bank Limited (acting through its Rand Merchant Bank Division), The Standard Bank of South Africa Limited (acting through its Corporate and Investment Banking Division), Bank of China Limited, Johannesburg Branch and the financial institutions listed in part 2 of schedule 1 as lenders, dated 25 October 2019 (incorporated by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 333-234096), filed by Sibanye Stillwater Limited with the SEC on 28 April 2020)

4.7
Supplemental Agreement Relating to the Revolving Credit Facility Agreement, originally dated 25 October 2019, between Sibanye Gold Limited, the subsidiaries of Sibanye Gold Limited listed in schedule 1 as original borrowers, the subsidiaries of Sibanye Gold Limited listed in Schedule 1 as original guarantors, Nedbank Limited (acting through its Nedbank Corporate and Investment Banking Division, ABSA Bank Limited (acting through its Corporate and Investment Banking Division), FirstRand Bank Limited (acting through its Rand Merchant Bank Division), The Standard Bank of South Africa Limited (acting through its Corporate and Investment Banking Division), Bank of China Limited, Johannesburg Branch and the financial institutions listed in part 2 of schedule 1 as lenders, dated 25 November 2019 (incorporated by reference to Exhibit 4.13 to the annual report on Form 20-F (File No. 333-234096), filed by Sibanye Stillwater Limited with the SEC on 22 April 2021)

4.8
Indenture, with respect to 4.000% Senior Notes due 2026 and 4.500% Senior Notes due 2029, among Stillwater Mining Company, as issuer, Sibanye Gold Limited as guarantor, the other guarantors party thereto and The Bank Of New York Mellon, London Branch, as Trustee, dated 16 November 2021

8.1	List of subsidiaries of the registrant
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer
13.2	Certification of Chief Financial Officer
15.1	Consent of Independent Registered Public Accounting Firm
16	Mine Safety Disclosures
96.1
Technical Report Summary of the Sibanye-Stillwater US PGM Operations (Stillwater and East Boulder) (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.1 to the report on Form 6-K (File No. 333-234096), filed by Sibanye Stillwater Limited with the Securities Exchange Commission on 22 April 2022)

96.2
Technical Report Summary of Marikana operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.2 to the report on Form 6-K (File No. 333-234096), filed by Sibanye Stillwater Limited with the Securities Exchange Commission on 22 April 2022)

96.3
Technical Report Summary of Rustenburg operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.3 to the report on Form 6-K (File No. 333-234096), filed by Sibanye Stillwater Limited with the Securities Exchange Commission on 22 April 2022)

96.4
Technical Report Summary of Kroondal operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.4 to the report on Form 6-K (File No. 333-234096), filed by Sibanye Stillwater Limited with the Securities Exchange Commission on 22 April 2022)

96.5
Technical Report Summary of Kloof operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.5 to the report on Form 6-K (File No. 333-234096), filed by Sibanye Stillwater Limited with the Securities Exchange Commission on 22 April 2022)

96.6
Technical Report Summary of Driefontein operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.6 to the report on Form 6-K (File No. 333-234096), filed by Sibanye Stillwater Limited with the Securities Exchange Commission on 22 April 2022)

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Scheme Linkbase Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
________________________
† Confidential portions of this exhibit have been omitted.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

SIBANYE STILLWATER LIMITED

/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer
Date:	22 April 2022