Form 20-F
period 2022-12-31
Sibanye Stillwater Ltd
filed 2023-04-24
CIK 1786909

As filed with the Securities and Exchange Commission on 24 April 2023
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2022
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
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report
2,830,370,251 ordinary shares of no par value

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐.
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

FORM 20-F CROSS REFERENCE GUIDE

Item	Form 20-F Caption	Location in this document	Page
1	Identity of directors, senior management and advisers	NA	NA
2	Offer statistics and expected timetable	NA	NA
3	Key information
	(a)Reserved	NA	NA
	(b)Capitalisation and indebtedness	NA	NA
	(c)Reasons for the offer and use of proceeds	NA	NA
	(d)Risk factors	Additional information—Risk factors	1-27
4	Information on the Company
	(a)History and development of the Company	Additional information—Memorandum of incorporation—General	48
		Forward-looking Statements	xvi-xvii
		Integrated Annual Report—What drives us—Leadership view—Chairman’s and CEO’s review	13-18 (IAR)
		Integrated Annual Report—Our performance—Chief Financial Officer’s report	93-104 (IAR)
		Integrated Annual Report—Our business and leadership—Our timeline—Our value creation journey	6 (IAR)
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Liquidity and capital resources	24 (AFR)
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 16: Acquisitions	91-94 (AFR)
		Integrated Annual Report—Our performance—Major investments in operational sustainability	115-116 (IAR)
		Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance—Capital expenditure	12-13 (AFR)

	Presentation of Financial and Other Information—Battery Metals Projects	xv
	Annual Financial Report—Shareholder information	143 (AFR)
	Annual Financial Report—Administration and Corporate Information	144 (AFR)
	Additional information—Documents on display	61
(b)Business overview	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Introduction	6-9 (AFR)
	Integrated Annual Report—Our business and leadership—About Sibanye-Stillwater	4-5 (IAR)
	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance	9-13 (AFR)
	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Revenue	14 (AFR)
	Integrated Annual Report—What drives us—Leadership view—Chairman’s and CEO’s review	13-18 (IAR)
	Additional information—Environmental and Regulatory Matters	33-45
	Integrated Annual Report—Our performance—Chief Financial Officer’s report	93-104 (IAR)
	Integrated Annual Report—Our business and leadership—Our timeline	6 (IAR)
	Additional information—Refining and Marketing	62
	Integrated Annual Report—What drives us—Our purpose, vision, strategy and values	32-35 (IAR)

	Integrated Annual Report—What drives us—How we create value–Our business model	84-86 (IAR)
	Integrated Annual Report—Our performance—Social upliftment and community development	221-232 (IAR)
	Integrated Annual Report—Our business and leadership—Corporate governance—Ethical leadership and corporate citizen	19-22 (IAR)
(c)Organisational structure	Integrated Annual Report—Ancillary information—Administrative and corporate information	290 (IAR)
Exhibit 8.1—List of subsidiaries of the registrant
	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 1.3: Consolidation	53-54 (AFR)
(d)Property, plant and equipment	Integrated Annual Report—Delivering on our strategy and outlook—Minimising our environmental impact	186-187 (IAR)
	Additional information—Environmental and Regulatory Matters	33-45
	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 14: Property, plant and equipment	84-89 (AFR)
Summary disclosure pursuant to Item 1303 of Regulation S-K under the US Securities Act of 1933	Mineral Resources and Reserves Report—Section 1: Our business—Introduction	5-7 (R&R)
	Mineral Resources and Reserves Report—Section 1: Our business—Group Mineral Resources and Mineral Reserves Summary	8-17 (R&R)
Individual property disclosure pursuant to Item 1304 of Regulation S-K under the US Securities Act of 1933	Mineral Resources and Mineral Reserves Report—Section 2: Americas—US PGM Operations—Stillwater and East Boulder Mines	29-36 (R&R)
	Mineral Resources and Mineral Reserves Report—Section 3: Southern Africa—Southern Africa Platinum Group Metals—Marikana	51-56 (R&R)

		Mineral Resources and Mineral Reserves Report—Section 3: Southern Africa—Southern Africa Platinum Group Metals—Rustenburg	57-61 (R&R)
		Mineral Resources and Mineral Reserves Report—Section 3: Southern Africa—Southern Africa Platinum Group Metals—Kroondal	62-66 (R&R)
		Mineral Resources and Mineral Reserves Report—Section 3: Southern Africa—Southern Africa Gold—Kloof	75-80 (R&R)
		Mineral Resources and Mineral Reserves Report—Section 3: Southern Africa—Southern Africa Gold—Dienfontein	81-85 (R&R)
		Mineral Resources and Mineral Reserves Report—Section 4: Europe—European Battery Metals Development—Keliber	100-103 (R&R)
	Internal controls disclosure pursuant to Item 1305 of Regulation S-K under the US Securities Act of 1933	Mineral Resources and Reserves Report—Section 1: Our business—Corporate Governance and Regulatory Compliance	19 (R&R)
		Mineral Resources and Reserves Report—Section 2: Americas—US PGM Operations—Internal Controls (QAQC)	30 (R&R)
		Mineral Resources and Reserves Report—Section 3: Southern Africa—Southern Africa Platinum Group Metals—Overview—Quality assurance / quality control	48 (R&R)
		Mineral Resources and Reserves Report—Section 3: Southern Africa—Southern Africa Gold—Overview—Quality assurance / quality control	74 (R&R)
4A	Unresolved staff comments	NA	NA
5	Operating and financial review and prospects
	(a)Operating results	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements	6-28 (AFR)
		Annual Financial Report—Consolidated financial statements—Consolidated income statement	45 (AFR)
		Annual Financial Report—Consolidated financial statements—Consolidated statement of financial position	46 (AFR)
		Annual Financial Report—Consolidated financial statements—Consolidated statement of cash flows	48 (AFR)
v

	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28: Borrowings and derivative financial instrument	113-120 (AFR)
	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 36: Financial instruments and risk management	130-135 (AFR)
	Integrated Annual Report—Our performance—Chief Financial Officer’s report	93-104 (IAR)
	Additional information—Environmental and Regulatory Matters	33-45
(b)Liquidity and capital resources	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Liquidity and capital resources	24 (AFR)
	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Consolidated statement of financial position	46 (AFR)
	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28: Borrowings and derivative financial instrument	113-120 (AFR)
	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 37: Commitments	135 (AFR)
(c)Research and development, patents and licences, etc.	NA	NA

	(d)Trend information	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements—Factors affecting Sibanye-Stillwater’s performance	9-13 (AFR)
	(e)Critical accounting estimates	NA	NA
6	Directors, senior management and employees
	(a)Directors and senior management	Integrated Annual Report—Our business and leadership—Corporate governance—Governance structures, effective control and delegation	23-24 (IAR)
		Integrated Annual Report—Our business and leadership—Board and executive leadership	7-12 (IAR)
		Integrated Annual Report—Ancillary Information—Detail on board committees	270-274 (IAR)
		Additional information—Directors and Executive Management	28-32
		Annual Financial Report—Directors’ report—Directorate	40 (AFR)
	(b)Compensation	Integrated Annual Report—Rewarding delivery—Remuneration report	236-268 (IAR)
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 39: Related-party transactions	137 (AFR)
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 6: Share-based payments	65-73 (AFR)
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 40: Directors’ and prescribed officers’ remuneration	138-140 (AFR)
	(c)Board practices	Integrated Annual Report—Rewarding delivery—Remuneration report	236-268 (IAR)

		Integrated Annual Report—Ancillary Information—Details on Board committees	270-274 (IAR)
	(d)Employees	Integrated Annual Report—Delivering on our strategy and outlook—Empowering our workforce—Our workforce profile	156-158 (IAR)
		Integrated Annual Report—Our Performance—Empowering our workforce—Wage negotiations and industrial action	168 (IAR)
	(e)Share ownership	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 39: Related-party transactions	137 (AFR)
		Additional information—Memorandum of Incorporation—Voting rights	48-49
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 6: Share-based payments	65-73 (AFR)
		Integrated Annual Report—Delivering on our strategy and outlook—Empowering our workforce—Employee share ownership programme	169 (IAR)
7	Major Shareholders and Related Party Transactions
	(a)Major shareholders	Annual Financial Report—Ancillary information—Shareholder information	141-143 (AFR)
		Integrated Annual Report—Ancillary information—Shareholder information	286-288 (IAR)
		Additional information—Material Contracts—US holders	56
		Additional information—Memorandum of Incorporation—Voting rights	48-49
	(b)Related party transactions	Annual Financial Report—Directors’ report—Directors’ and prescribed officers’ remuneration	138-140 (AFR)

		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 39: Related-party transactions	137 (AFR)
		Additional information—Refining and Marketing	62
	(c)Interests of experts and counsel	NA	NA
8	Financial information
	(a)Consolidated statements and other financial information	Annual Financial Report—Overview—Management’s discussion and analysis of the financial statements	6-28 (AFR)
		Annual Financial Report—Consolidated financial statements	45-48 (AFR)
		Annual Financial Report—Directors’ report—Litigation	41 (AFR)
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements	49-140 (AFR)
		Annual Financial Report—Report of independent registered public accounting firm	42-44 (AFR)
		Annual Financial Report—Directors’ report—Financial affairs—Dividends	82-83 (AFR)
		Additional information—Dividend policy and Dividend Distributions	46
	(b)Significant changes	Presentation of financial and other information—Battery Metals Projects	xv
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 41: Events after reporting date	140 (AFR)
9	The Offer and listing
	(a)Listing details	Additional information—The Listing	47
	(b)Plan of distribution	NA	NA
	(c)Markets	Additional information—The Listing	47

	(c)Selling shareholders	NA	NA
	(d)Dilution	NA	NA
	(e)Expenses of the issue	NA	NA
10	Additional information
	(a)Share capital	NA	NA
	(b)Memorandum and articles of association	Additional information—Memorandum of Incorporation	48-53
	(c)Material contracts	Additional information—Material Contracts	54-56
	(d)Exchange controls	Additional information—Memorandum of Incorporation—South African exchange control limitations affecting security holders	58-59
		Additional information—Environmental and Regulatory Matters—South Africa—Exchange controls	39
	(e)Taxation	Additional information—Taxation	57-60
	(f)Dividends and paying agents	NA	NA
	(g)Statement by experts	NA	NA
	(h)Documents on display	Additional information—Documents on display	61
	(i)Subsidiary information	NA	NA
11	Quantitative and qualitative disclosures about market risk	Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 36.2: Risk management activities	131-135 (AFR)
12	Description of securities other than equity securities
	(a)Debt securities	NA	NA
	(b)Warrants and rights	NA	NA
	(c)Other securities	NA	NA
	(d)American depositary shares	Additional information—Material Contracts—Deposit agreement	55-56
13	Defaults, dividend arrearages and delinquencies	NA	NA
14	Material modifications to the rights of security holders and use of proceeds	NA	NA
x

15	Controls and procedures	Additional information—Controls and procedures	64
		Annual Financial Report—Report of independent registered public accounting firm	42-44 (AFR)
16A	Audit Committee financial expert	Integrated Annual Report—Our Business and Leadership—Board and executive leadership—Board members, expertise and committee membership	12 (IAR)
		Additional information—Directors and Executive Management	30
16B	Code of ethics	Integrated Annual Report—Our business and leadership—Corporate governance—Ethical leadership and corporate governance	19 (IAR)
16C	Principal accountant fees and services	Annual Financial Report—Auditor independence and fees	33 (AFR)
16D	Exemptions from the listing standards for audit committees	NA	NA
16E	Purchase of equity securities by the issuer and affiliated purchasers	NA	NA
16F	Change in registrant’s certifying accountant	NA	NA
16G	Corporate governance	Additional information—JSE corporate governance practices compared with NYSE Listing Standards	63
16H	Mine safety disclosure	Additional information—Environmental and Regulatory Matters—United States—Mine safety disclosure	41
17	Financial statements	NA	NA
18	Financial statements	Annual Financial Report—Accountability—Report of independent registered public accounting firm (PCAOB ID: 1698)	42-44 (AFR)
		Annual Financial Report—Consolidated financial statements—Consolidated income statement	45 (AFR)
		Annual Financial Report—Consolidated financial statements—Consolidated statement of other comprehensive income	45 (AFR)

		Annual Financial Report—Consolidated financial statements—Consolidated statement of financial position	46 (AFR)
		Annual Financial Report—Consolidated financial statements—Consolidated statement of changes in equity	47 (AFR)
		Annual Financial Report—Consolidated financial statements—Consolidated statement of cash flows	48 (AFR)
		Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements	49-140 (AFR)
19	Exhibits	Exhibits	65-66

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Reorganisation
On 24 February 2020, Sibanye Stillwater Limited and Sibanye Gold Limited implemented a scheme of arrangement in terms of section 114 of the South African Companies Act, 2008 (Companies Act), which resulted in, among other things, Sibanye Gold Limited’s operations being reorganised under Sibanye Stillwater Limited, which became the parent company of the Sibanye Stillwater Group (the Reorganisation). See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 26: Stated share capital. Accordingly, in this annual report, references to “Sibanye-Stillwater” or the “Group” shall include Sibanye Gold Limited and its subsidiaries prior to the implementation of the Reorganisation and, Sibanye Stillwater Limited and its subsidiaries, subsequent to the implementation of the Reorganisation, as the context requires.
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
The historical consolidated financial statements in this report as at and for the fiscal years ended 31 December 2022, 31 December 2021 and 31 December 2020 are those for Sibanye-Stillwater. Sibanye Gold Limited is the predecessor of Sibanye-Stillwater for consolidated financial reporting purposes. The consolidated comparative information in this report is presented as if the Reorganisation had occurred before the start of the earliest period presented. The consolidated financial statements for Sibanye-Stillwater have been prepared using the historical results of operations, assets and liabilities attributable to Sibanye-Stillwater and all of its subsidiaries. The Consolidated Financial Statements have been prepared under the historical cost convention, except for financial assets and financial liabilities (including derivative financial instruments), which are measured at fair value through profit or loss or through the mark to market reserve in equity.
Non-IFRS Measures
The financial information in this annual report includes certain measures that are not defined by IFRS, including "adjusted EBITDA”, “adjusted EBITDA margin”, “adjusted free cash flow”, “All-in sustaining costs”, “All-in sustaining cost per kilogram (and ounce)”, “All-in costs”, “All-in sustaining cost margin”, “All-in cost margin”, “FTSE Russell green revenue factor”, “headline earnings”, “headline earnings per share”, “diluted headline earnings per share”, “interest coverage ratio”, “net (cash)/debt”, “net (cash)/debt to adjusted EBITDA (ratio)”, “Nickel equivalent sustaining cost”, “Nickel equivalent sustaining cost per tonne”, “normalised earnings”, and “operating costs”. These measures are not measures of financial performance or cash flows under IFRS and may not be comparable to similarly titled measures of other companies. Management believes that Sibanye-Stillwater’s non-IFRS measures are relevant and useful, when considered in conjunction with comparable IFRS measures, to assess the operational performance of the Group. The non-IFRS measures, which should not be considered as alternatives to IFRS measures (including cost of sales, net operating profit, profit before taxation, cash from operating activities or any other measure of financial performance presented in accordance with IFRS), are defined as follows:
•Adjusted EBITDA is defined as adjusted earnings before interest, tax, depreciation and amortisation, and is reported based on the formula included in Sibanye-Stillwater’s facility agreements for compliance with the debt covenant formula. See Annual Financial Report—Four-year financial performance—Group operating statistics—Footnote 3;
•Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue. See Annual Financial Report—Four-year financial performance—Group operating statistics—Footnote 4;
•Adjusted free cash flow is defined as net cash from operating activities before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment. See Annual Financial Report—Management’s discussion and analysis of the financial statements—Liquidity and capital resources—Cash flow analysis;
•All-in sustaining cost is defined as cost of sales before amortisation and depreciation plus additional costs which include community costs, inventory change, share-based payments, royalties, carbon tax, rehabilitation, leases, ore reserve development (ORD), sustaining capital expenditure and deducting the By-product credit. See Annual Financial Report—Management’s discussion and analysis of the financial statements—All-in sustaining cost, All-in cost and Nickel equivalent sustaining cost—Footnote 13;
•All-in sustaining cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost in a period by the total PGM produced/gold sold over the same period. See Annual Financial Report—Management’s discussion and analysis of the financial statements—All-in sustaining cost, All-in cost and Nickel equivalent sustaining cost—Footnote 13;
•All-in costs is defined as All-in sustaining costs, being the cost to sustain current operations plus additional costs relating to corporate and major capital expenditure associated with growth. See Annual Financial Report—Four-year financial performance—Group operating statistics—Footnote 5;

•All-in sustaining cost margin is defined as revenue minus All-in sustaining costs divided by revenue. See Annual Financial Report—Four-year financial performance—Group operating statistics—Footnote 6;
•All-in cost margin is defined as revenue minus All-in costs divided by revenue. See Annual Financial Report—Four-year financial performance—Group operating statistics—Footnote 6;
•FTSE Russell green revenue factor is defined by FTSE Russell as the percentage of revenue that is derived from products that have a positive environmental utility which help prevent, restore and/or adapt to issues deriving from climate change, natural resource limitations and environmental degradation. Based on the criteria developed by FTSE Russel, Sibanye-Stillwater utilised revenue from the following operations in determining its FTSE Russell green revenue factor: SA gold (limited to the Cooke operation); SA PGMs (excluding Mimosa and Kroondal); and US PGMs (including recycling). See Integrated Report—About Sibanye-Stillwater—Corporate Profile;
•Headline earnings, a requirement of the JSE Listings Requirements, is presented as an additional earnings number allowed by IAS 33 Earnings per Share (IAS 33) and is calculated based on the requirements set out in SAICA Circular 1/2021. Earnings, as determined in IAS 33, is the starting point and certain remeasurements net of related tax (current and deferred) and NCI are excluded. A remeasurement is an amount recognised in profit or loss relating to any change (whether realised or unrealised) in the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 12.3: Headline earnings per share;
•Headline earnings per share is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the weighted average number of ordinary shares in issue during the year. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 12.3: Headline earnings per share;
•Diluted headline earnings per share is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the diluted weighted average number of ordinary shares in issue during the year. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 12.4: Diluted headline earnings per share;
•Interest coverage ratio is defined as adjusted EBITDA divided by net finance charges/(income). See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 36.2: Risk management activities—Working capital and going concern assessment;
•Net (cash)/debt is defined as borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt. Cash and cash equivalents excludes the cash of Burnstone. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28.7: Capital management—Footnote 3;
•Net (cash)/debt to adjusted EBITDA (ratio) is defined as net (cash)/debt as of the end of a reporting period divided by adjusted EBITDA of the last 12 months ended on the same reporting date. Where a net asset position arises the Net debt to adjusted EBITDA (ratio) is negative and is shown in brackets. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28.7: Capital management—Footnote 5;
•Nickel equivalent sustaining cost is defined as cost of sales before amortisation and depreciation plus additional applicable costs which include community costs, share-based payments, carbon tax, rehabilitation interest and amortisation, leases and sustaining capital expenditure and deducting By-product credit. See Annual Financial Report—Management’s discussion and analysis of the financial statements—All-in sustaining cost, All-in cost and Nickel equivalent sustaining cost—Footnote 16;
•Nickel equivalent sustaining cost per tonne is defined as Nickel equivalent sustaining cost, in a period divided by the total nickel products sold over the same period. See Annual Financial Report—Management’s discussion and analysis of the financial statements—All-in sustaining cost, All-in cost and Nickel equivalent sustaining cost—Footnote 16;
•Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expense, restructuring costs, transactions costs, share-based payment on Black Economic Empowerment (BEE) transactions, gain on acquisition, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of non-controlling interests (NCI), and changes in estimated deferred tax rate. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 13: Dividends;
•Operating cost is defined as the average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled/treated in the same period, and operating cost per ounce (and kilograms) is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold kilograms produced or PGM 2E and 4E ounces produced in the same period. See Annual Financial Report—Four-year financial performance—Group operating statistics—Footnote 2.
For a reconciliation of Sibanye-Stillwater’s non-IFRS measures, other than the FTSE Russell green revenue factor for which the revenue components have been set out above, see Annual Financial Report—Management’s discussion and analysis of the financial statements—2022 financial performance compared with 2021 and Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements.
Conversion Rates
Certain information in this annual report presented in Rand has been translated into US dollars. Unless otherwise stated, the conversion rate for these translations in the consolidated statement of financial position is R17.03/US$1.00, which was the closing rate on 31 December 2022 and the conversion rate for translation in the consolidated income statement, consolidated statement of cash flows and for operating cost, average basket price (2E,3E,4E), gold price, All-in-sustaining cost,All-in-cost, Nickel equivalent basket price and Nickel equivalent sustaining cost is R16.37/US$1.00, which was the average rate for the fiscal year ended 31 December 2022. By including the US dollar equivalents, Sibanye-Stillwater is not representing that the Rand amounts actually represent the US dollar amounts shown or that these amounts could be converted into US dollars at the rates indicated.
Battery Metals Projects
In 2021, the Group began its expansion into the battery metals space with a number of strategic acquisitions and investments in the United States and Europe. These transactions are summarised below:
•Keliber: In 2021, the Group acquired an initial 26.6% stake in the Keliber lithium project in Finland for EUR25 million. Following further investments and the conclusion of Keliber’s definitive feasibility study, Sibanye-Stillwater increased its total shareholding in Keliber to 85.9%. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 16.1 Keliber asset acquisition
•Sandouville: Sibanye-Stillwater acquired 100% of the Sandouville nickel processing facilities in France in 2022 for an effective total consideration of EUR87 million. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 16.2 Sandouville business combination
•Rhyolite Ridge: In 2021, the Group announced a proposed 50:50 joint venture (JV) with ioneer with respect to the Rhyolite Ridge Lithium-Boron project in Nevada, United States. The Group also acquired a 7.12% direct equity interest in ioneer for approximately US$70 million (which has since reduced to 6.95%). The Group’s has the option to acquire a further 50% interest in the Rhyolite Ridge project JV for US$490 million subject to the satisfaction of all conditions precedent. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 20 Other Investments
•New Century: In 2021, the Group acquired a 19.9% stake in New Century, an Australian tailings reprocessing business for a cash consideration of A$61 million. As at 14 April 2023, Sibanye-Stillwater increased its shareholding in New Century to 95.5% through an off-market takeover offer initiated earlier in the year. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 41.3: Off-market takeover offer for New Century
Scope 1, 2 and 3 GHG Emissions Data
This annual report also contains data on Sibanye-Stillwater’s Scope 1, 2 and 3 greenhouse gas emissions. Data for Scope 1 and 2 emissions relate to Sibanye-Stillwater’s own activities and supplied heat, power, and cooling which are measured using data from its own systems and independently assured. Scope 3 emissions relate to other organisations’ emissions and are therefore subject to a range of uncertainties and challenges. At present Scope 3 data is not yet consistently available in many value chains and is calculated, collected, or estimated in different ways. Sibanye-Stillwater’s Scope 3 emissions data is aligned to the requirements of the GHG protocol (GHG Protocol), developed by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD). As value chain emissions data advances over time, Sibanye-Stillwater expects to improve the quality of its Scope 3 data and data reporting.
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
In addition, in many cases, statements in this annual report regarding the gold, PGM, lithium and other mining and metals industries, and Sibanye-Stillwater’s position in these industries have been made based on internal surveys, industry forecasts, market research, as well as Sibanye-Stillwater’s own experiences. While these statements are believed by Sibanye-Stillwater to be reliable, they have not been independently verified.
Mineral Resources and Mineral Reserves Estimations
The financial and technical assumptions underlying the Mineral Resources and Mineral Reserves estimations contained in this report and in the Technical Report Summaries included as exhibits in this report are current as at 31 December 2022, the period covered by each of the respective reports. Such assumptions rely on various factors that may change after the reporting period, including as a result of operational reviews which Sibanye-Stillwater undertakes from time to time and when necessary. Accordingly, the Mineral Reserves and Mineral Resources estimations contained in this report and in the Technical Report Summaries included as exhibits in this report may be materially impacted by, among other things, including any changes to the underlying financial and technical assumptions in the future. In the event there is a material change to the Technical Report Summaries included as exhibits in this report, updated Technical Report Summaries will be filed by Sibanye-Stillwater with the Securities and Exchange Commission pursuant to the requirements of subpart 1302 of Regulation S-K under the US Securities Act.
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
These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, climate change-related targets and metrics, the potential benefits of past and future acquisitions (including statements regarding growth, cost savings, benefits from and access to international financing and financial re-ratings), gold, PGM, nickel and lithium pricing expectations, levels of output, supply and demand, information relating to Sibanye-Stillwater’s new or ongoing development projects, any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value, adjusted EBITDA and net asset values wherever they may occur in this annual report and the exhibits to this annual report, are necessarily estimates reflecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this annual report. All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “aim”, "anticipates”, “believes”, “goal”, “may”, “target”, “vision”, “forecast”, “potential”, “estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•the occurrence of hazards associated with underground and surface mining
•changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute
•the failure of a tailings storage facility
•social unrest, sickness or natural or man-made disasters at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations
•increasing regulation of environmental and sustainability matters such as greenhouse gas emissions and climate change
•failure of Sibanye-Stillwater’s information technology and communications systems
•a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation
•Sibanye-Stillwater’s ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans (HDSAs) in its management positions
•being subject to potential climate, environmental and other sustainability related litigation, including regulatory proceedings and investigations
•the outcome and consequence of any potential or pending litigation or regulatory proceedings
•power disruption, constraints and cost increases
•the success of Sibanye-Stillwater’s business strategy, exploration and development activities, including Sibanye-Stillwater’s ability to implement its strategy and any changes thereto, such as the plans and objectives of management for future operations
•the occurrence of temporary stoppages and precautionary suspension of operations at its mines for safety incidents and unplanned maintenance
•the occurrence of labour disputes, disruptions and industrial actions
•supply chain shortages and increases in the price of production inputs
•changes in the market price of gold, PGMs, battery metals (e.g, nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities, and supply requirements
•fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies
•Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and its ability to reduce debt leverage
•the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing
•the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations
•operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience
•the ability of Sibanye-Stillwater to comply with requirements that it operates in ways that provide progressive benefits to affected communities
•the further downgrade of South Africa’s credit rating
•the effect of climate change on Sibanye-Stillwater’s business
•changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves

•economic, business, political and social conditions in South Africa, United States, Europe, Zimbabwe and elsewhere
•the adequacy of Sibanye-Stillwater’s insurance coverage
•the regional concentration of Sibanye-Stillwater’s operations and the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity
•the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries
•the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility
•the impact of HIV, tuberculosis (TB) and the spread of other contagious diseases, such as global pandemics
The foregoing factors and others described under Additional information—Risk Factors should not be construed as exhaustive. There may be other factors that are unknown to us that may cause our actual results to differ materially from the forward-looking statements. Moreover, new risk factors emerge from time to time and it is not possible for us to predict all such risk factors. We may not be able to assess the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results.
These forward-looking statements speak only as of the date they are made. We undertake no obligation and do not intend to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as may be required by law.

DEFINED TERMS AND CONVENTIONS
In this annual report, all references to “we”, “us” and “our” refer to the Sibanye-Stillwater and the Group, as applicable.
In this annual report, all references to “fiscal 2023” and “2023” are to the fiscal year ending 31 December 2023, all references to “fiscal 2022” and “2022” are to the fiscal year ended 31 December 2022, all references to “fiscal 2021” and “2021” are to the fiscal year ended 31 December 2021, and all references to “fiscal 2020” and “2020” are to the fiscal year ended 31 December 2020.
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
In this annual report, gold and PGM production figures are provided in kilograms, which are referred to as “kg”, or in troy ounces, which are referred as “ounces” or “oz”, or in kilo troy ounces, which are referred to as “kilo ounces” or “koz”. Ore grades are provided in grams per metric tonne, which are referred to as “grams per tonne” or “g/t”. All references to “tonnes” or “t” in this annual report are to metric tonnes, and all references to “tpm” are to tonnes per month and “ktpm” are to thousand tonnes per month.
In this annual report, nickel metal and nickel salts production figures are provided in tonnes, which are referred to as “tNi”, or “tonnes”.
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
In this annual report, “R”, “Rand” and “rand” refer to the South African Rand and “Rand cents” and “SA cents” refers to subunits of the South African Rand, “$”, “US$”, “US dollars” and “dollars” refer to United States dollars and “US cents” refers to subunits of the US dollar, “£”, “GBP” and “pounds sterling” refer to British pounds and “pence” refers to the subunits of the British pound, “€” and “EUR” refer to Euros, “CAD$” refers to Canadian dollars and “AUS$” refers to Australian dollars.
This annual report contains references to the “total recordable injury frequency rate” (TRIFR). TRIFR includes the total number of fatalities, lost time injuries, medically treated injuries and restricted work injuries per million man hours.

USING THIS INTEGRATED REPORT This Integrated report (report) describes the progress of Sibanye Stillwater Limited (Sibanye-Stillwater or the Group) in delivering on its strategy, purpose and vision. It shows how we create and preserve value for our stakeholders over the short, medium and long term, across the six capitals: human, financial, intellectual, natural, manufactured, social and relationship, noting that value creation in some areas can lead to value erosion in others. This report also includes all relevant and material information where our activities eroded value. In compiling this report, we considered (among others) the following frameworks, standards, and guidelines International Integrated Reporting Framework Global Reporting Initiative (GRI) Standards King Report on Corporate GovernanceTM for South Africa, 2016 (King IV) International Council on Mining and Metals (ICMM) assurance and validation procedure The Listings Requirements of the Johannesburg Stock Exchange (JSE) and the Listing Standards of the New York Stock Exchange (NYSE) and US federal securities laws applicable to foreign private issuers JSE Sustainability and Climate Disclosure Guidance South Africa’s Companies Act 71 of 2008, as amended United Nations Global Compact (UNGC) Principles and the Sustainable Development Goals (SDGs) South Africa’s Mining Charter III and social and labour plans (SLPs) International Financial Reporting Standards (IFRS) Sustainability Accounting Standards Board (SASB) Metals and Mining Standards World Gold Council (WGC)’s Responsible Gold Mining Principles (RGMPs) Task Force on Climate-Related Financial Disclosures (TCFD) Extractive Industry Transparency Initiative (EITI) expectations for supporting companies OUR 2022 REPORTS These reports cover the financial year from 1 January to 31 December 2022* INTEGRATED REPORT NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS GROUP ANNUAL FINANCIAL REPORT COMPANY FINANCIAL STATEMENTS MINERAL RESOURCES AND MINERAL RESERVES REPORT About our cover designs: The artistic design of the covers speaks to the drive and potential of our people to innovate and find better ways to harness the value of our resource base, fulfilling our purpose to safeguard sustainability through our metals. The contrasting mesh of natural and industrial landscapes indicates how human progress and prosperity are made possible by the majesty of nature, which demands our respect. &cedil;&#9;All of our 2022 reports, together with supporting documents, are available on our website: www.sibanyestillwater.com/newsinvestors/reports/annual * This report contains information for the financial year ended 31 December 2022. Where relevant or otherwise required, additional information is included up to date 24 April 2023 SUPPORTING FACT SHEETS AND SUPPLEMENTARY INFORMATION AVAILABLE ONLINE • Progressing the UN’s SDGs • Environmental incidents in 2022 • Biodiversity management • Social and labour plans (SLPs): Summary of projects in South Africa • Care for iMali: Taking care of personal finance • Sustainability content index • Tailings management • Combating illegal mining • Sibanye-Stillwater’s ICMM self-assessment for 2022 • The Good Neighbor Agreement • Definitions for sustainability/ESG indicators • Application of King IV Principles in 2022 • Climate change related disclosure LEGEND OF ICONS USED IN THIS REPORT Links to supplementary information UN’s SDGs, shown on pages that relate to the indicated one or more SDG targets – also see Progressing the UN’s SDGs supplementary disclosure available at &cedil; www.sibanyestillwater.com/news-investors/reports/annual &cedil;&#9;Refers to related information  available online  at the URL provided 2 Refers to a related fact sheet or supplementary information available online &Atilde; Refers to related information elsewhere in  the report  Capital resources HUMAN CAPITAL FINANCIAL CAPITAL NATURAL CAPITAL MANUFACTURED CAPITAL SOCIAL AND RELATIONSHIP CAPITAL INTELLECTUAL CAPITAL

CONTENTS AND HOW TO READ THIS REPORT Core Integrated report While the full report contains supplemental detail relevant to our broader set of stakeholders, these demarcated sections comprise our core Integrated report. The remaining content within the broader report provides additional detail relating to our sustainability performance. The green-shaded sections provide a view of our performance against the Group’s stated strategic essentials and differentiators for the year under review 1 OUR BUSINESS AND LEADERSHIP About Sibanye-Stillwater 2 Our timeline 6 Board and executive leadership 7 Chairman and Chief Executive Officer’s review 13 Corporate governance 19 2 WHAT DRIVES US Our purpose, vision, strategy and values 32 Advancing our three-dimensional strategy 35 Managing our risks and opportunities within the external environment 37 How strategy interfaces with risks and opportunities 67 Our material matters 69 Engaging with our stakeholders 74 A decade of shared value 83 How we create value: our business model 84 Capital trade-offs: strategic management for optimum value creation 87 ### 3 OUR PERFORMANCE Maintaining a profitable business and optimising capital allocation 91 Chief Financial Officer’s report 92 Achieving operational excellence and optimising long-term resource value 104 Delivering value from our operations and projects 105 Mineral Resources and Mineral Reserves: a summary 116 3 OUR PERFORMANCE CONTINUED Ensuring safety and wellbeing 125 Continuous safe production 126 Health, wellbeing and occupational hygiene 137 Inclusive, diverse and bionic 148 Empowering our workforce 149 Harnessing innovation 172 ESG embedded as the way we do business 179 Social, Ethics and Sustainability Committee: Chairman’s report 180 Minimising our environmental impact 184 Socioeconomic development 214 Governance in sustainability: our considered  decision-making 231 4 REWARDING DELIVERY Remuneration report 234 Part 1: Background statement 236 Part 2: Remuneration policy 240 Part 3: Implementation report 252 5 ANCILLARY INFORMATION Detail on Board committees 268 Four-year statistical review 273 Statement of assurance 281 Shareholder information 284 Forward-looking statements 287 Administrative and corporate information 288 We welcome your feedback Your feedback and suggestions are welcome. Please direct them to James Wellsted, Head of Investor Relations and Corporate Affairs: ir@sibanyestillwater.com ̧ www.sibanyestillwater.com DIRECTORS’ STATEMENT OF RESPONSIBILITY As required by King IV, our Board acknowledges that it is responsible for good governance, ethical leadership and responsible corporate citizenship. The Board applies the principles of King IV, by which it recognises the triple context (society, economy, environment) in which the Group operates and its responsibility to create value sustainably, over the long term, across the six capitals. Notwithstanding trade-offs that may be required, we believe that, in support of our commitment to stakeholder capitalism and delivery of shared value, balanced appreciation for all the forms of capital delivers superior overall results. The Board, supported by the Audit Committee, has ultimate responsibility for this report and for vouchsafing its integrity and completeness. Having applied its collective expertise, the Board confirms that this report is a fair and transparent review of Sibanye-Stillwater, its principal material matters, its current profile and performance, and its ability to create value in the short, medium and long term. Sibanye-Stillwater’s Integrated Report, presented in line with the International Integrated Reporting Framework, was approved for release to stakeholders by the Board on 24 April 2023 and signed on its behalf by: Dr Vincent Maphai Chairman of the Board and the Nomination and Governance Committee Neal Froneman Chief Executive Officer Charl Keyter Chief Financial Officer Timothy Cumming Remuneration Committee: Chairman Harry Kenyon-Slaney Safety and Health Committee: Chairman Richard Menell Risk Committee: Chairman Keith Rayner Audit Committee: Chairman Jeremiah Vilakazi Social, Ethics and Sustainability Committee: Chairman IR - 1

ABOUT THIS REPORT APPROACH AND PHILOSOPHY This report describes performance across the operational, financial, social, environmental and governance activities of Sibanye-Stillwater for the financial year 1 January 2022 to 31 December 2022. Where relevant or otherwise required, additional information is included up to 24 April 2023. Sibanye-Stillwater’s material sustainability, governance and remuneration information is included as part of this report, with further information made available in supplemental documents published on our website. This report shows how our strategy creates shared value over the short to long term and how performance and governance during the year helped deliver on this strategy. It also sets out facts, figures and narrative on how value was created or depleted across the six capitals: human, financial, intellectual, natural, manufactured, and social and relationship. Our process in compiling this report has been guided by, among other things, the frameworks and guidelines described earlier. &Atilde; See Using this report. A separate King IV disclosure report is available online (2 See Application of King IV Principles in 2022, and the Sustainability content index supplementary disclosure, www.sibanyestillwater.com/news- investors/reports/annual/). Furthermore, in line with our listing on the NYSE, an annual report on Form 20-F (Form 20-F) is filed with the US Securities and Exchange Commission (SEC). We are a member of the ICMM, and the report aligns to its principles as it does with those of the United Nations Global Compact, of which we are a participant. MATERIALITY This report provides detail of material relevance to investors and to interested stakeholders, including government, doorstep communities and unions. It informs these stakeholders – and particularly investors – about our approach to value creation over the short, medium and long term and how we delivered on this approach during the year. Twelve material matters were identified after independently facilitated discussions involving all relevant decision-makers. Due consideration and reference have been given to the materiality principles contained in the aforementioned reporting frameworks. Our materiality review considered all key matters, with a particular focus on: our business model (how we create value), our operating context (risks and opportunities presented by global trends), our stakeholders and our strategy. The material matters for the 2022 report are: workplace safety, licence to operate, profitability, sociopolitical instability in South Africa, water and energy management, talent management and core skills, macroeconomic and geopolitical volatility, climate change, culture and values, innovation and digital evolution, capital allocation and gender diversity and transformation. These matters are woven throughout the report. (&Atilde; See Our material matters, page 69). DETAIL AND INCLUSION In the interest of conciseness not all detail is included here. However, we reference other financial and non-financial documents, available on our website at &cedil; www.sibanyestillwater.com. Scope and boundary For the 2022 financial year annual data is provided where possible by region, segment and at the Group level. Material events occurring post year-end and before the date of publication of this report is covered in this report and/or in the Group Annual financial report (note 41) available at &cedil; www.sibanyestillwater.com/news-investors/reports/annual. Given that our South African (SA) region (which includes the SA PGM operations and the SA gold operations) accounts for 83% of total production (in tonnes) and 97% of our workforce, and that the bulk of our material ESG-related activities take place in South Africa, the major emphasis of this report is on our SA activities. However, we also offer extensive detail on our American region (referred to as the US region, where our material operations comprise the US PGM operations), as well as the European region (EU region for short which includes the Sandouville nickel refinery and Keliber lithium project) where information is relevant. We do not report (or report minimally) on operations we do not manage/ operate and in which we are minority shareholders. ASSURANCE Our Internal audit function assesses financial, governance, operational, business, compliance and risk management controls. Internal audit is overseen by the Chief Financial Officer and reports functionally into the Audit Committee. This committee reports, in turn, to the Board. Specifically, Internal audit assured the accuracy of the figures reported in the Mining Charter which appear in the report under Employment Equity, Human Resources Development, Housing and Living Conditions, Project spend and Implementation as well as Procurement and Enterprise Development. As part of other assurance performed during the financial year, Internal audit reviewed the underlying processes supporting certain of the key indicators presented (such as Safety, Emergency Preparedness , Management of tailings, Water management, Management of Energy, Mining Charter, Social Labour Plans and Succession Planning). Independent external assurance provider, PwC Inc., provided limited assurance on selected sustainable development performance indicators, in accordance with the International Standards on Assurance Engagements (ISAE) 3000 (revised) and the ISAE 3410. &Atilde; See PWC’s Statement of assurance, page 281. The financial information included in this report is derived from our Annual financial statements, independently audited by EY. EY did not, however, audit or review this report. In respect of environmental, social and governance (ESG) matters, we embrace various global standards, guidelines, indices and principles. &Atilde; See Governance in sustainability: Considered decision-making, page 231. IR - 2

About Sibanye-Stillwater 4 Our timeline 6 Board and executive leadership 7 Chairman and Chief Executive Officer’s review 13 Corporate governance 19 IR - 3

ABOUT SIBANYE-STILLWATER CORPORATE PROFILE Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has controlling interests in leading mine tailings retreatment operations. Sibanye-Stillwater has established itself as one of the world’s largest primary producers of platinum, palladium, and rhodium and is a top-tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. MINERAL RESERVES AND RESOURCES Global footprint with extensive precious metals Mineral Reserves of 70.6 million ounces (Moz) that support long life of mines (which is only 18.1% of our Mineral Resources, 389.5Moz). Maiden Mineral Reserves declared in 2022 for lithium in line with our battery metals strategy. PRODUCTION 2022 Production: 621koz gold, 1.7Moz 4E PGMs, 421koz US 2E PGM, 599koz 3E PGM recycling, and 6.8kt nickel 2022 TONNES DISTRIBUTION (%) 49.548.9 1.6 ADJUSTED EBITDA3 2022 adjusted EBITDA of R41.1 billion (US$2.5 billion) ADJUSTED EBITDA PER OPERATION (Rbn) 38 6 1 (0.5) (4) SA gold (milled tonnes % and Rbn) SA PGMs (milled tonnes % and Rbn) US PGMs (milled tonnes % and Rbn) Sandouville nickel (Rbn) PGM recycling (Rbn) PROFIT FOR 2022 YEAR R19 billion (US$1.2 billion) 77% GREEN REVENUE FACTOR1 WORKFORCE 84,481 ESG SALIENT FEATURES 23% of employee promotions in SA were awarded to women A positive improvement in the biodiversity footprint for East Boulder mine (13%) and Stillwater mine (10%)2 Safety trends improved with lowest fatal injury frequency rate in the Group’s history at 0.033 Achieved 97% disclosure score in the Bloomberg gender equality index 9.4% year on year decrease in scope 1 and 2 emissions SA operations reduced their purchased potable water by 37% from the 2020 base Promoted 1,030 employees from our internal talent pool Innovation delivered an annualised R650m (US$40m) allocated cost optimisation OUR ESG CREDENTIALS ESG-related indices (not limited to these) in which we are currently included: 1 The FTSE Russell green revenue factor is defined by FTSE Russell as the percentage of revenue that is derived from products that have a positive environmental utility which help prevent, restore and/or adapt to issues deriving from climate change, natural resource limitations and environmental degradation. Based on the criteria developed by FTSE Russel, Sibanye-Stillwater utilised revenue from the following operations in determining its FTSE Russell green revenue factor: SA gold (limited to the Cooke operation); SA PGMs (excluding Mimosa and Kroondal); and US PGMs (including recycling). The FTSE Russell green revenue factor is a non-IFRS measure and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS 2 Due to the significant expansion in the area of assessment to resettle the baseline 3 For adjusted EBITDA reference note. &Atilde; See the page 101 IR - 4

ABOUT SIBANYE-STILLWATER continued IR - 5

OUR TIMELINE Since inception in 2013, Sibanye-Stillwater has created value for stakeholders as it has evolved by diversifying its portfolio by commodity and by geography. The Group has transformed from a South African gold mining company into a multinational, diversified mining and metals processing Group with a portfolio of operations, projects and investments across five continents and with a market capitalisation more than 12-fold larger than it was in 2013. Notably, in addition to the significant capital growth, we have returned over R41 billion (US$2.8 billion) in additional value to investors in the form of dividends and share buybacks, just over four times our initial market capitalisation on listing. OUR VALUE CREATION JOURNEY 1 Source: IRESS, with numbers quoted at the end of each year except for 2013, which represents the market capitalisation on the day of listing 2 Source: FactSet, Year-to-date, market capitalisation as at 31 March 2023 ABOUT SIBANYE-STILLWATER continued IR - 6

BOARD AND EXECUTIVE LEADERSHIP OUR BOARD AS AT 24 April 2023 DR VINCENT MAPHAI (71) Independent Non-executive Chairman of the Board BA (Hons), BPhil (cum laude), MAPhil, PhD, Advanced Management Programme, Finance Certificate South African citizen, appointed Independent Non-executive Chairman of the Board on 24 February 2020 Appointment date to predecessor Board of Sibanye Gold 1 June 2019 RICHARD MENELL (67) Lead Independent Director MA (Natural Sciences, Geology), MSc (Mineral Exploration and Management) SA and US citizen, appointed to the Sibanye-Stillwater Board on 24 February 2020 Appointment date to predecessor Board of Sibanye Gold on 1 January 2013 BOARD CHARACTERISTICS1 Independent Non-executive Chairman A unitary Board with an appropriate balance of relevant diversity in gender, culture, age, fields of knowledge, skills and experience. The offices of Chairman and CEO are not occupied by the same person. Lead Independent Director Independent, non-executive directors 85% Female directors 31% TENURE1 Average tenure at Sibanye-Stillwater 2.8 years The Group believes it is beneficial for new directors to be brought onto the Board periodically to refresh the Group’s thinking in a manner that supports both continuity and appropriate succession planning. Sibanye-Stillwater recognises that a variety of director tenures within the boardroom is beneficial to ensure board quality and continuity of experience. It further recognises that excessively long tenure can, however, be an impediment to an individual director’s independence. Two - four years 12 directors Less than two years 1 directors Average tenure at Sibanye Gold (preceding entity) 5.6 years More than four years 8 directors Two - four years 1 directors Less than two years 2 directors Average combined tenure at Sibanye-Stillwater and Sibanye Gold 8 years More than nine years 8 directors (2 being executive directors) Less than nine years 5 directors Independence Our Board is comprised of majority independent non-executive directors Executive directors 2 Independent non-executive directors 11 BOARD DIVERSITY1 Gender The Board aims to maintain a balance between male and female Board members and promotes gender diversity 9 Male The Board promotes diversity attributes of gender, race, culture, age, field of knowledge, skills and experience. 4 Female Race and culture The Board promotes the appointment of directors from different races and cultures 6 HDP 11 South African 2 Other nationalities Average age of directors The Board promotes an appropriate mix of ages to ensure that there are young voices to complement the experienced directors. Currently, the approved retirement age for directors is 72 years of age. The Board has reserved the right to extend this to 75, provided the member concerned is available and fit to carry out their duties. 63 years 1 younger than 50 2 between 50 and 60 10 older than 60 Director rotation ensures a fresh perspective while maintaining continuity of skills and institutional experience. Vincent Maphai, Charl Keyter, Tim Cumming and Nkosemntu Nika retire by rotation and are up for re-election at the 2023 annual general meeting (AGM). In terms of the Companies Act 71 of 2008, the election of members of the Audit Committee (Keith Rayner, Timothy Cumming, Richard Menell, Nkosemntu Nika, Savannah Danson, Susan van der Merwe and Sindiswa Zilwa) will be put to a shareholder vote at the AGM. The Nominating and Governance Committee has undertaken the Audit Committee independence assessments as per the U.S. Securities and Exchange Commission (SEC) requirements, and confirms that for the year under review the Audit Committee members were and are all independent as per the SEC audit committee independence assessments criteria. 1 All information as at the date of this report IR - 7

TIMOTHY CUMMING (65) BSc (Hons) (Engineering), BA (PPE), MA SA citizen, appointed 24 February 2020 Appointment date to predecessor Board of Sibanye Gold 21 February 2013 SAVANNAH DANSON (55) BA (Hons) Communication Science and Finance, MBA, Strategic Planning and Finance SA citizen, appointed 24 February 2020 Appointment date to predecessor Board of Sibanye Gold 23 May 2017 DR ELAINE DORWARD-KING (65) BSc (Chemistry), PhD (Analytical Chemistry) US citizen, appointed 27 March 2020 NKOSEMNTU NIKA (65) BCom, BCompt (Hons), Advanced Management Programme, CA(SA) SA citizen, appointed 24 February 2020 Appointment date to predecessor Board of Sibanye Gold on 21 February 2013 HARRY KENYON-SLANEY (62) BSc (Hons) (Geology), International Executive Programme UK citizen, appointed 24 February 2020 Appointment date to predecessor Board of Sibanye Gold on 16 January 2019 KEITH RAYNER (66) BCom, CTA, CA(SA) SA citizen, appointed 24 February 2020 Appointment date to predecessor Board of Sibanye Gold on 1 January 2013 SUSAN VAN DER MERWE (68) BA SA citizen, appointed 24 February 2020 Appointment date to predecessor Board of Sibanye Gold on 21 February 2013 JEREMIAH VILAKAZI (62) BA, MA, MBA SA citizen, appointed 24 February 2020 Appointment date to predecessor Board of Sibanye Gold on 1 January 2013 SINDISWA ZILWA (55) BCompt (Hons), CTA, CA(SA) Chartered Director (SA) SA citizen, appointed 1 January 2021 Executive directors Independent non-executive directors NEAL FRONEMAN (63) Chief Executive Officer BSc Mech Eng (Ind Opt), BCompt SA citizen, appointed 24 February 2020 Appointment date to predecessor Board of Sibanye Gold on 1 January 2013 CHARL KEYTER (49) Chief Financial Officer BCom, MBA, ACMA and CGMA SA citizen, appointed 24 February 2020 Appointment date to predecessor Board of Sibanye Gold on 9 November 2012 &cedil; For full profiles of the directors including other details on directorships, see www.sibanyestillwater.com/about-us/leadership/ Committees BOARD AND EXECUTIVE LEADERSHIP continued IR - 8

C-SUITE AND SENIOR MANAGEMENT as at 24 April 2023 NEAL FRONEMAN (63) Chief Executive Officer CHARL KEYTER (49) Chief Financial Officer LERATO LEGONG (44) Chief Legal Officer RICHARD STEWART (47) Chief Regional Officer: Southern Africa DAWIE MOSTERT (53) Chief Organisational Growth Officer THEMBA NKOSI (50) Chief Sustainability Officer ROBERT VAN NIEKERK (58) Chief Technical and Innovation Officer MIKA SEITOVIRTA (61) Chief Regional Officer: Europe LAURENT CHARBONNIER (48) Chief Commercial and Development Officer Executive directors C-Suite (Prescribed officers) Executive Vice Presidents CHARLES CARTER (60) Chief Regional Officer: Americas &cedil; For full profiles of the members of the C-suite and senior management, see www.sibanyestillwater.com/about-us/leadership/ BOARD AND EXECUTIVE LEADERSHIP continued IR - 9

C-SUITE AND SENIOR MANAGEMENT as at 24 April 2023 continued NASH LUTCHMAN (60) Protection services WAYNE ROBINSON (60) US PGM operations THABISILE PHUMO (49) Stakeholder relations DAWIE VAN ASWEGEN (46) SA PGM operations BHEKI KHUMALO (49) Human resources RICHARD COX (50) SA gold operations KLEANTHA PILLAY (45) Sales and marketing JAMES WELLSTED (53) Investor relations and Corporate affairs WILLIAM TAYLOR (54) Technical services Southern Africa (SA) region; Group Champion Health and Safety Executive directors C-Suite (Prescribed Officers) Executive Vice Presidents &cedil; For full profiles of the members of the C-suite and senior management, see www.sibanyestillwater.com/about-us/leadership/ BOARD AND EXECUTIVE LEADERSHIP continued IR - 10

Board members, expertise and committee membership Independent non-executive directors Member Expertise Committee membership Vincent Maphai • Corporate affairs and transformation • Strategy • ESG matters, including climate change and sustainability • Chairman of the Board • Nominating and Governance Committee (Chairman) • Remuneration Committee • Safety and Health Committee • Social, Ethics and Sustainability Committee Timothy Cumming • Engineering in the mining industry • Leadership and strategic development • Financial and risk management • ESG matters including climate change and sustainability • Understanding of Board duties with respect to tailings storage facilities (TSFs), and also potential risks that TSFs pose and the controls required to manage, monitor and mitigate the risks • Remuneration Committee (Chairman) • Investment Committee (Deputy Chairman) • Audit Committee • Risk Committee • Social, Ethics and Sustainability Committee Savannah Danson • Strategic communication • Financial and risk management • Mining • Infrastructure management • Audit Committee • Risk Committee • Remuneration Committee • Safety and Health Committee • Investment Committee Elaine Dorward-King • Mining • Health and safety • ESG matters, including climate change and sustainability • Understanding of Board duties with respect to TSFs, the potential risks TSFs pose, and the controls required to manage, monitor and mitigate the risks • Risk management • Mining industry leadership • Safety and Health Committee • Social, Ethics and Sustainability Committee Harry Kenyon-Slaney • Operations • Geology • Health and safety • Business transformation • ESG matters, including climate change and sustainability • Business development • Safety and Health Committee (Chairman) • Social, Ethics and Sustainability Committee • Risk Committee • Investment Committee • Remuneration Committee Richard Menell • Risk management • All aspects of the mining industry, operationally and at executive management and board level • Geology • Financial management • ESG matters, including climate change and sustainability • Risk Committee (Chairman) • Investment Committee (Chairman) • Audit Committee • Nominating and Governance Committee • Safety and Health Committee • Social, Ethics and Sustainability Committee BOARD AND EXECUTIVE LEADERSHIP continued IR - 11

Independent Non-executive Directors continued Member Expertise Committee membership Nkosemntu Nika • Finance and accounting at both private and public sector organisations • Risk management • ESG matters, including climate change and sustainability • Audit Committee • Nominating and Governance Committee • Remuneration Committee • Social, Ethics and Sustainability Committee Keith Rayner • Corporate finance and accounting • Risk management • Executive management and governance • Regulatory compliance • ESG matters, including climate change and sustainability • In compliance with the Sarbanes-Oxley Act, the Board has identified Keith Rayner as the Audit Committee’s financial expert • Audit Committee (Chairman) • Risk Committee • Remuneration Committee • Social, Ethics and Sustainability Committee • Investment Committee • Nominating and Governance Committee Susan van der Merwe • Diplomacy • Foreign affairs, liaison at highest levels of government and regulators • Risk management • Audit Committee • Risk Committee • Nominating and Governance Committee • Safety and Health Committee Jeremiah Vilakazi • Strategic investments • Shaping major public service policies in post-1994 South Africa • Advocacy • ESG matters, including climate change and sustainability • Social, Ethics and Sustainability Committee (Chairman) • Nominating and Governance Committee • Investment Committee Sindiswa Zilwa • Auditing and Accounting • Risk management • Executive management and governance • Regulatory compliance • In line with the proposed U.S. Securities and Exchange Commission (SEC) regulations, the Board, through the Nominating and Governance Committee, appointed Sindiswa as the Board of Directors’ cybersecurity expert. • Audit Committee • Risk Committee • Safety and Health Committee • Investment Committee Executive Directors Member Expertise Committee membership Neal Froneman • Operations management • Mergers and acquisitions • Risk management and strategy • ESG matters, including climate change and sustainability • Risk Committee • Safety and Health Committee Charl Keyter • Financial and risk management • Mergers and acquisitions • Executive Committee and sub-committees as outlined in governance and delegation above &cedil; Detailed biographies and information on other public directorships are available on our corporate website (www.sibanyestillwater.com) and in our Form 20-F, available at www.sibanyestillwater.com/news-investors/reports/annual BOARD AND EXECUTIVE LEADERSHIP continued IR - 12

CHAIRMAN’S AND CHIEF EXECUTIVE OFFICER’S REVIEW Dr Vincent Maphai – Chairman Neal Froneman – Chief Executive Officer Early in 2023, we celebrated a decade since the incorporation of the Group – a 10-year journey of transformation from a gold-only South African company to a multinational diversified mining and metals processing Group and a decade of shared value benefiting all stakeholders. The journey has not always been smooth and we have had to overcome many obstacles along the way, but we are confident that we have the right people and strategy to continue delivering superior shared value for our stakeholders. While there were many notable achievements to celebrate in 2022, our most fulfilling was the marked improvement in our safety performance and in particular the sharp reduction in the number of fatal incidents. The year 2022 was a challenging one, during which the Group proved its resilience. In spite of industrial action and electrical load curtailment at our SA operations, and extreme weather-related regional flooding which affected our US operations, we still delivered our third-highest annual adjusted EBITDA. Through capital discipline, we sustained a net cash balance (net cash to adjusted EBITDA of 0.14 times) at year end, while continuing to deliver value accretive growth through our investments in battery metals and returning a full year dividend of R7.4 billion (US$421million), which represented a dividend yield of 6%, We advanced our battery metal strategy by building an initial presence in Europe. The acquisition of Sandouville and the increase of our holding in Keliber Oy (Keliber) to 85% provide a credible platform for expanding into the European battery metals ecosystem. We continued to advance our interest in the circular economy by increasing our shareholding in New Century Resources Limited (New Century) from 19.9% to more than 95.5% by way of a successful takeover offer to New Century shareholders in early 2023. SAFETY During 2022, the implementation of our fatal elimination strategy resulted in our fatal injury frequency rate (FIFR) improving by 75% compared to 2021. With ongoing improvements in all Group safety indicators continuing throughout the year, this is an achievement that we are very proud of. Comparing our safety metrics for 2022 to 2021, we achieved a 23% improvement in the serious injury frequency rate (SIFR), a 27% improvement in the lost time injury frequency rate (LTIFR), and a 29% improvement in the total recordable injury frequency rate (TRIFR). Our TRIFR has moved from 6.69 in 2020 to 5.07 in 2022, putting us in line with several of our ICMM peers who operate in less challenging environments and with fewer people. Despite this progress, we were deeply saddened to report five fatal accidents during the year. Every serious or fatal accident has profound consequences for the families and friends of those killed or injured. We will never waver in our aim to eliminate all fatalities and injuries from the workplace. We extend our thoughts and prayers to the family and friends who lost their loved ones. IR - 13

Since 2013, our employee and contractor numbers increased by 133%, mainly as a consequence of acquisitions. Our safety track record demonstrates the progress we are making in ensuring that 84,481 people work safely and continue to make values-based decisions in line with clear safety standards. Post the 2022 year end (as at 14 April 2023), the Group had recorded five fatalities during two separate incidents at the SA gold operations’ Driefontein operation (one employee) and the Burnstone project (four contractors). A safety review by an independent safety expert has noted that we are securing buy-in for our safety protocols and philosophies from all levels of the organisation, with leadership playing its part in driving the change. We believe that our focus will continue to embed a strong safety culture, particularly among frontline employees, and drive sustainable safety improvement. &Atilde; See Ensuring safety and wellbeing, page 126. WORKFORCE VS FATALITIES 9 12 7 14 11 24 6 9 21 5 36 44 46 75 66 65 85 85 85 85 Fatalities Workforce 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 0 25 50 75 100 CELEBRATING A DECADE OF SHARED VALUE Our decade-long journey of growth and diversification has been associated with significant value creation for all stakeholders. From the outset, creating superior value for all stakeholders has been central to our business approach. This is captured by our Umdoni tree, which symbolises our business ethos, reflecting a culture that embraces stakeholder capitalism and shared value. Shared value The impact that Sibanye-Stillwater has made – and the value we have created for all stakeholders during this journey – is evident when comparing the value we shared with stakeholders at inception in 2013 to that shared in 2022. Notably, in addition to the significant capital growth in the business, we have distributed R41 billion (US$2.8 billion) in additional value in the form of dividends and share buybacks. This amount alone is four times greater than our initial market capitalisation on listing of R10 billion (US$1.2 billion). The Group is a significant employer globally. In 2013, we employed 36,274 people, including contractors, in South Africa alone. By 2022 this increased by 133% to 84,481 worldwide, although the vast majority of our workforce continues to be in South Africa. In a country with extreme levels of unemployment and poverty, there is distinct value in giving people a dignified wage, a progressive career path, and an opportunity to engage in challenging and incentivised work as part of a team driven by purpose and values. Salaries and benefits paid to employees and contractors have increased from R6 billion (US$0.6 billion) in 2013 to R26.5 billion (US$1.6 billion) in 2022, a more than four-fold increase. Employee and contractor benefits paid amount to R158 billion (US$11 billion) cumulatively over the past 10 years. In addition to these salaries and benefits, approximately R1.4 billion in the form of dividends and other employee share option scheme payments have been distributed among 46,000 employees over the last two years. Entry-level salaries at our SA gold operations have increased by over 105% since 2013, significantly ahead of inflation, contributing to a decent living wage and reducing wage disparity. The value we have shared with our communities through socioeconomic development and corporate social investment (CSI) programmes has also increased significantly over the last 10 years, from just over R1 billion (US$109 million) in 2013 to over R2.3 billion (US$141 million) in 2022, a 120% increase. This translates to a 55% increase in real terms after accounting for inflation at CPI. The cumulative value flow to communities over the last 10 years amounts to R13.9 billion (US$1 billion). We have recently gone beyond these investments by committing 1.5% of the equivalent value of dividends paid to shareholders to fund infrastructure development projects in our local communities. Our economic contribution goes well beyond these investments though, with taxes and royalties paid to governments in the jurisdictions where we operate increasing from R554 million (US$58 million) in 2013 to around R17.9 billion (US$1.2 billion) in 2021 and R10.7 billion (US$653 million) in 2022, almost a twentyfold increase. Cumulatively over the last 10 years, we have paid a total of R44 billion (US$3 billion) in taxes, representing a substantial contribution to the fiscus in jurisdictions where we conduct business. Our quest to deliver superior shared value is informed by the codes, standards and frameworks that we subscribe to for responsible conduct of our business, including our commitment to the ten principles of the United Nations Global Compact (UNGC). &Atilde; See A decade of shared value, the Social, Ethics and Sustainability Committee Chairman’s report on pages 83 and 180, respectively. CHAIRMAN’S AND CHIEF EXECUTIVE OFFICER’S REVIEW continued IR - 14

Our strategic evolution Our track record of shared value for all stakeholders was realised through the journey of value accretive growth that we have pursued since 2013. The sigmoid curves depict the evolution of the group, including our latest strategic pivot towards green metals and energy solutions for ongoing delivery of future value. We built the business from a base of gold, turning around the three mature South African gold assets that had been regarded as non- core in the Gold Fields portfolio of operations. This provided the platform for our initial entry into green metals through a series of platinum group metals (PGM) acquisitions. In a short period of time, we established a leading position as one of the largest global PGM producers. In 2016, we secured our exposure to PGMs through the acquisition of Aquarius Platinum Limited in South Africa, including the Mimosa joint venture with Impala Platinum Holdings Limited (Implats) in Zimbabwe. This was followed by the acquisition of the Rustenburg operations from Anglo American Platinum Limited. In May 2017, we acquired the US-based Stillwater Mining Company which, at US$2.2 billion, was the largest PGM transaction globally in over a decade. This deal facilitated the geographic diversification of the Group’s operating portfolio into the Americas and resulted in us rebranding as Sibanye-Stillwater. This acquisition included a PGM recycling operation recovering the greenest PGMs from spent autocatalysts with a small operating footprint and limited draw on natural resources. In mid-2019, we concluded our fourth step in our PGM growth by acquiring Lonmin, which comprised the Marikana PGM mining operations and associated processing and base metal and precious metal refining operations. This established Sibanye- Stillwater as one of the leading mine-to-market PGM companies in the world. In 2018, we strengthened our involvement in the circular economy through the initial 38.05% shareholding and later increased holding to 50.1% in DRDGOLD, a publicly listed leading tailings retreatment business. This acquisition liberated value from resources that were secondary in our operating portfolio while contributing positively to our environment and to DRDGOLD's portfolio of assets. Our most recent phase of value growth – through the expansion of our business into the rapidly expanding battery metals sector – occurred in 2021, with a series of strategic transactions. These included the acquisitions of: (i) an initial 30% stake in Finland’s Keliber, the developer of the Keliber lithium project, which has since increased to 85%; (ii) 100% of Sandouville, a nickel hydrometallurgical processing facility in France; (iii) an interest in ioneer, the owner of the Rhyolite Ridge project in Nevada, United States as well as a 50% participation right in the project once all permits have been approved and other conditions met; and (iv) a 19.9% investment in New Century, an Australian tailings reprocessing business, that is set to become a wholly owned subsidiary in 2023, and in which the Group currently holds a 95.5% stake. These interests have augmented our exposure to the circular economy and battery metals, thus advancing our pivot into green metals and energy solutions. OPERATIONAL PERFORMANCE Our operating results for 2022 were strongly influenced by two significant events: the industrial action and lockout at the SA gold operations; and the extreme weather-related regional flooding which severely disrupted our US PGM operations during H2 2022. Elevated levels of load curtailment, and the increased intensity of criminal activity orchestrated by syndicates, raised the operational challenges in South Africa above the expected risk level. The three-month industrial action and lock out at the SA gold operations, which ended in June 2022, was a regrettable though necessary outcome of unreasonable wage demands. The long- term sustainability of these operations required us to secure an inflation-related wage agreement. With the phased production build-up from the SA gold operations completed by November 2022, and the closure of the Beatrix 4 and the Kloof 1 plant now complete, prospects are good for a more stable operating period in 2023 with improvements in production and operating costs. The next gold wage negotiation is expected in July 2024. CHAIRMAN’S AND CHIEF EXECUTIVE OFFICER’S REVIEW continued IR - 15

The industrial action at the SA gold operations laid the foundation for the SA PGM operations to secure a five-year inflation-linked wage agreement, without disruption, for the Rustenburg and Marikana operations. This underpins the prospects for operational continuity and stability over the extended term of the wage agreement. Production from the SA PGM operations remained relatively consistent, given the challenges. All-in sustaining cost (AISC) at just over R19,000 per 4E ounce (US$1,180 per ounce) was 14% higher than 2021 – mainly due to reduced volumes as a result of loadshedding and copper cable theft. This is a commendable achievement with South African mining inflation running at 18% in 2022. A further increase in cash flow and profits should arise from the Rustenburg operation following the final deferred payment of 35% of cash flow to Anglo American Platinum in Q1 2023. These factors in combination put our SA PGM business in a good position for sustained strong delivery in the near-term. The US PGM operations lost seven weeks of production in mid 2022 due to severe regional flooding in Montana. This incident reaffirms our strategic consideration that global warming will make extreme weather events more likely. The experience affirms the importance of re-evaluating weather-related risks in line with our TCFD commitments and reviewing design parameters to cater for weather and climate. These developments elevate our resolve to play our part in mitigating climate change. &Atilde; See Minimising our environmental impact, page 187. With the objective of ensuring long-term sustainability, operational flexibility and cost competitiveness in the context of longer-term market demand for palladium, we repositioned our US PGM operations in mid-2022. These operations are now intended to achieve a steady-state production level of 700,000 2E ounces at a cost structure of less than US$1,000 per 2E ounce by 2027. Regrettably, we experienced a shaft overwind incident at the Stillwater mine in March 2023 that caused the suspension of production operations, temporarily interrupting momentum. In 2022, our PGM recycling volumes were down to 600,000 ounces, from 755,000 ounces in 2021 in line with global PGM recycling trends. The global economic downturn combined with continued pressure on automotive manufacturing volumes as a result of the extended chip shortage suppressed consumer demand for new vehicles. This was compounded by Russia's invasion of Ukraine that further disrupted global supply chains, and negatively affected economic growth. The net result is that fewer vehicles were being scrapped as older vehicles continue in service for longer. A second factor that affected recycling throughput relates to our principled approach to for an assured chain of custody for recycled material. This resulted in us declining to accept material from certain sources pending proof of authenticity. In this regard, we are working with the International Precious Metals Institute to promote policies regarding the prevention of catalytic theft, which is a growing challenge in the US. Our ESG commitments as a values-based organisation dictate that we will not put long-term business sustainability at risk for the sake of short-term gain. In the European region, meaningful progress was realised in building a significant green metals business by securing our initial presence in a key target market. The Keliber project in Finland has received the majority of its permits, although some of the conditions applicable at the concentrator and Rapasaari mine are being appealed. Construction of the lithium hydroxide refinery commenced in the first quarter of 2023. The target nameplate capacity to be achieved by 2025 remains 15,000 tonnes per annum with a life of mine of 16 years and upside potential from resources that are the subject of exploration activities. As one of Europe’s first integrated producers of lithium hydroxide from its own ore, Keliber is projected to be among the greenest lithium hydroxide producers in the world. This is because the electricity grid in Finland has exceptionally low carbon emissions and our value chain will be mainly in Europe, which means less emissions for transportation. The Sandouville nickel refinery in France is being integrated and the feasibility studies into PGM and battery recycling facilities are underway. Despite challenges in sustaining refinery throughput at Sandouville during H2 2022, operational and commercial improvement initiatives are being implemented which is expected to result stronger operational and financial results in 2023. &Atilde; See Operational excellence, page 104; and for year-end results, see &cedil; www.sibanyestillwater.com/news-investors/reports/ quarterly/2022/ FINANCIAL PERFORMANCE AND CAPITAL ALLOCATION During 2022, we generated R138 billion (US$8.4 billion) in revenue. This was down 20% year-on-year driven by lower volumes affected by the disruptions to operations and reduced commodity prices. While robust compared with historical levels, PGM prices were lower compared to the record highs of 2021. 2E prices were 11% lower year-on-year at US$1,862/oz, while the 4E PGM basket price was 9% down at R42,914/oz. Rand gold prices firmed year on year to be 11% higher. Adjusted EBITDA for 2022 was R41 billion (US$2.5 billion) and taxes and royalties were correspondingly down in line with lower margins. Profit for the 12 months was just under R19 billion with normalised earnings at R21 billion. Using our dividend pay-out ratio of 35%, the final dividend declared was R1.22 per share, bringing the full year pay-out to R2.60 share. This represent a 6% yield. Our healthy balance sheet positions us to deliver on our capital allocation priorities during 2023 with cash reserves maintained at year end at R26 billion (US$1.5 billion). We have invested approximately R1.9 billion in capital into growth projects in South Africa, at just under R1 billion each on Burnstone and K4. Our Board has also approved capital expenditure on Keliber of €588 million, which will be funded through a split of 50% debt and 50% equity. A total of €176 million in equity has already been secured following our investment in Keliber and a further €104 million in equity will be raised through a proportionate rights issue during 2023. The debt funding process is well underway, with lenders showing keen interest in the project. For Rhyolite Ridge, our commitment to provide capital is only triggered once all permits have been obtained. We are pleased with the support from the US government provided through a conditional loan of up to US$700 million by the US Department of Energy. CHAIRMAN’S AND CHIEF EXECUTIVE OFFICER’S REVIEW continued IR - 16

Capital expenditure is forecast to decline from peak levels during 2023 and 2024 with ore reserve development capital and stay in business capital at our SA gold operations expected to reduce in line with the declining production profile of our operations, while capital at the SA PGM operations is forecast to stabilise at lower levels following the ramp up of K4. At our US PGM operations, limited further growth capital will be spent following the repositioning of the operations. In short, our planned capital expenditure is currently expected to peak during 2023 and 2024 and decline thereafter, and is undemanding based on our current commodity price outlooks and strong balance sheet, and is provided for in our capital allocation framework. THE BOARD AND GOVERNANCE The composition of the Board remained consistent in 2022. The Board oversees the corporate strategy and sets the overall direction for sustained delivery of shared value to all stakeholders, in line with the Group’s purpose to safeguard global sustainability through its metals. As the ultimate authority, the Board is the custodian of governance and ethics, providing oversight and support for our values-based culture. It ensures that we remain consistent with our core principles, operate in accordance with the Group’s Code of ethics, and abide by our ESG commitments. To cater for the complex dynamics involved in decision-making, Board diversity is essential to enable issues to be approached from the different perspectives of directors from different cultural, racial, gender and age groups. The Board is considered to have a balanced composition that is conducive to effective leadership. &Atilde; See Board and executive leadership, page 7. In 2022, the Board and its sub-committees enjoyed 100% attendance from members, which demonstrates the commitment of the Group’s directors. THE CHANGING ENVIRONMENT FOR OUR BUSINESS The global perspective We continue to conduct business in a world that is in intense flux as the pace of change accelerates at an exponential rate. The grey elephants (pandemics, ageing, inequality, angry planet, the big squeeze, angry people, multipolarity and intelligent advances) that we introduced last year are making themselves felt more strongly creating a challenging context with rising complexity and uncertainty. The operational disruptions experienced in 2022 referenced earlier in our report, can be directly attributed to at least one of the grey elephants. Importantly, the grey elephants also create significant new opportunities to develop businesses that are able to position with agility and foresight. We are alert to the significant developments that are shaping significant opportunities for sustainable growth of our business. The most critical development is the intensifying war on climate change. In this respect, critical minerals are going to be required in increasing quantities to service technologies for a low carbon economy. Social and regulatory attitudes towards mining are adjusting to confront this reality in which deficits in green metals – lithium in particular – will slow the pace of technology development, particularly in vehicle electrification. Security of supply of critical minerals is becoming a national imperative for many governments with active support building for the establishment of local and regional value chains. Innovative energy storage systems requiring a broader range of minerals will become increasingly important. We are confident that PGMs, as important green metals, will remain highly relevant in this unfolding scenario, both in their conventional applications as well as in new roles in the green hydrogen economy. Taken in conjunction, these factors strongly validate the strategy that we are pursuing to become a central player in the North American and European new energy ecosystems by building a unique portfolio of green metals and energy solutions. Through our activities in 2022, we are well-positioned to capitalise on these opportunities. While the pivotal need to confront climate change creates new business opportunities, we are also mindful that the impact of climate change on weather patterns is generating significant new risks for our business. As part of our TCFD work, we are comprehensively reviewing the physical risks and updating operating protocols where necessary to cater for more extreme climate and weather. Without detracting from other significant trends that have relevance for our business, we would like to highlight the exponential adoption of intelligent advances in 2022 with rapid emergence of generative artificial intelligence into mainstream application. The fifth industrial revolution is gaining real traction. As part of our Inclusive, diverse and bionic strategic differentiator, our quest to create a digital-first organisation is rapidly becoming a practical reality. This includes harnessing digital methods to augment human performance and leveraging the advantages of virtual and remote working. While delivering a step change in operational efficiency, the developments are also expected to enhance the working lives of our employees. In 2022, we made significant progress in embedding innovation as the sixth Group value. This includes instilling the behaviours, habits and routines through which innovation becomes an integral part of how we conduct business. We have also conducted work to define what the mine of the future will look like. We are dedicated to pioneering this new reality, and we continue to work on a fully- integrated digital mining enterprise. &Atilde; See Harnessing innovation, page 172. Additional information on how we are responding to the dynamic external environment. &Atilde; See Managing our risks and opportunities within the external environment, page 37. Load curtailment and crime in South Africa As reflected in our strategic risk register and our material issues, the deteriorating quality of public services and the economic climate in South Africa has become an increasing concern. Eskom’s decreasing energy availability factor is having a major impact on the mining industry and South Africa’s economy as loadshedding measures are regularly disrupting our operations. While load curtailment is managed by re-scheduled energy intensive activities to lower demand periods which mitigates the impact of these constraints, such measures are less effective during periods of long-duration loadshedding. With limited improvements in the national electricity supply expected in the short term, a more substantial impact on production from our SA operations could eventuate in 2023. CHAIRMAN’S AND CHIEF EXECUTIVE OFFICER’S REVIEW continued IR - 17

As there are no immediate solutions to improve national energy security, we are pursuing self-generation projects that will improve the reliability of energy supply. We are also working with stakeholders to remove red tape and alleviate other obstacles like limited network access, with the aim of commissioning additional generation as quickly as possible. This will de-risk this aspect of our operations, significantly reducing our dependence on Eskom, and the carbon emissions attributable to a reliance on coal-fired generation, which dominate our current scope 2 emissions. &Atilde; See Minimising our environmental impact, page 190. Another factor that had a marked impact on production in 2022, particularly at the SA PGM operations, was copper cable theft. At our Marikana operations we experienced almost a fourfold increase in the number of cable theft incidents between Q1 to Q4 2022, which resulted in significant disruption to production while power was restored. Illegal mining is also a persistent threat, especially at our SA gold operations. (2 See Combatting illegal mining factsheet, &cedil; www.sibanyestillwater.com/newsinvestors/ reports/annual). While the production implications are significant, our primary concern relates to the safety of our employees, given that criminal elements present in our mine workings are prepared to engage in violence and sabotage of assets. With highly-organised syndicates orchestrating these criminal activities, it requires a more concerted multi-stakeholder effort to deal with the scourge. LOOKING TO THE FUTURE Our three-dimensional strategy In last year’s report, we introduced our three-dimensional strategy which is intended to support delivery of our purpose of safeguarding global sustainability through our metals. This strategy is described in some detail on following pages of this report, and continues to provide the basis for delivery of superior shared value for all our stakeholders. We recognise the critical importance of our strategic essentials to sustain the quality and quantity of delivery from our operations, especially in the increasingly challenging contexts that are being encountered across the world. Under our newly-established regionalised leadership configuration, our Chief Regional Officers – supported by their experienced leadership teams – are closer to issues at grassroots level and have the requisite level of understanding to navigate the critical issues. Functional expertise is available as required from the broader C-suite. This is an effective recipe to sustain operational excellence at operations spanning a broader range of jurisdictions and commodities. Our strategic differentiator to build a unique portfolio of green metals and energy solutions is building a platform on which to augment our impact on climate change through the increased presence secured in battery metals during 2022. While the projects we will be bringing into production over the next few years will have meaningful impact in the European and North American new energy ecosystems, we are confident of securing further meaningful advances over the forthcoming year that will extend our influence in critical minerals and clean energy technologies. &Atilde; See Our purpose, vision and strategy, page 32. IN CLOSING We are an organisation that produces metals and materials necessary for a sustainable society in support of our purpose to safeguard global sustainability though our metals. We are confident in our ability to deliver on our goals and on our vision to lead in delivery of shared value for all stakeholders. Our strategic differentiators provide the clear pathway to distinguish ourselves in the global metals industry: to be Recognised as a force for good, to be Instrumental in building pandemic-resilient ecosystems, doing so in a way that is Inclusive, diverse and bionic, and building a Unique global portfolio of green metals and energy solutions that reverse climate change. As is the norm for conducting business in the 2020s, we expect to encounter significant disruption and challenges. These include social unrest, industrial action, pandemics, extreme weather events, rapid change in technology and more. The manner in which we have faced and overcome past challenges and seized the opportunities that have come with them, however, demonstrates that we have the right team to deliver optimum growth. It takes enormous effort and diligence from tens of thousands of people to sustain our operations and our ESG credentials, and to deliver to investors and stakeholders. Our gratitude goes to our 84,481 colleagues, and to partners and supporters within local communities, the investment community, and governments in various parts of the world for enabling our activities. We will continue to work collaboratively with those who share our vision for global sustainability in mining that delivers superior shared value. We also salute members of the Board and the Executive Committee for their guidance and their steadfastness in pursuing our strategy. Dr Vincent Maphai Chairman Neal Froneman Chief Executive Officer 24 April 2023 CHAIRMAN’S AND CHIEF EXECUTIVE OFFICER’S REVIEW continued IR - 18

CORPORATE GOVERNANCE COMMITMENT TO GOVERNANCE AND VALUE CREATION The Sibanye-Stillwater Board provides effective, responsible and ethical leadership and is committed to ensuring that sound standards of corporate governance guide all that we do. Our discussions and decisions are guided and framed by our vision and purpose: to be a leader in superior shared value for all stakeholders, and to safeguard global sustainability through our metals. Sibanye-Stillwater subscribes to the principles of the King IV Report on Corporate GovernanceTM for South Africa, 2016 (King IV), the South African Companies Act 71 of 2008 (as amended) (the Act), the JSE Listings Requirements, the NYSE Listed Company Manual and other relevant laws. The Board also subscribes to the principles of the International Council on Mining and Metals (ICMM), United Nations Global Compact (UNGC), World Gold Council (WGC), and the International Labour Organisation Protocol on decent work and working conditions. While the Board is unwavering in its adherence to legislation, regulations and codes, the Group’s commitment to good governance goes beyond compliance and is underpinned by our iCARES values. Sibanye-Stillwater has created value for stakeholders in the past year by • Delivering a sound financial performance • Significantly improving safety performance • Returning value to shareholders through dividends • Promoting technology and innovation to improve on safety and production • Progressing the green metals strategy • Promoting the principles of a values-driven organisation that is a force for good • Overseeing the elevation of ESG as a critical imperative underpinning the legitimacy of our business • Overseeing the formalisation of the sustainability strategy • Formalising the regionalisation model • Delivering a multi-stakeholder, collaborative Marikana Renewal programme • Concluding the inflation-linked three- and five-year wage agreements signed at the SA gold operations and SA PGM operations respectively, positioning operations for stability • Reducing risk by maintaining ISO certification for our operations ETHICAL LEADERSHIP AND CORPORATE CITIZENSHIP Ethical leadership The Board assumes ultimate responsibility for the Group’s ethical performance and holds management accountable for implementing Sibanye-Stillwater’s Code of ethics (the Code) and ensuring that the organisation is a values-driven one. The Code is binding on directors and employees (full-time and part-time) and we encourage all third-parties who do business with us to adopt it. As part of the integration process of acquisitions in the European region (Sandouville and Keliber), we undertook a gap analysis of the Code against Sandouville and Keliber’s ethics policies and compared all three against international best practice. All policies met the standard of international best practice. New regions will align with the Code. We hold ethics induction training across the regions, which employees and all third-parties who do business with us complete when they join the Group. This induction covers topics such as conflicts of interests, anti-corruption, human rights, procurement policies, amongst other ethics-related topics (&Atilde; See Empowering our workforce, page 161). With the aim of combatting corruption and fostering anti-corruption behaviour, we extended our anti- corruption and ethics training to our suppliers, with 367 of them completing the online training video. &Atilde; See Socioeconomic development, page 228. The Board, through the Audit Committee and the Social, Ethics and Sustainability Committee, oversees compliance with Sibanye- Stillwater’s Code of ethics. These two committees assist the Board in reviewing adherence to compliance and ethics programmes, including anti-bribery, anti-corruption, sanctions, competition, fraud, market manipulation, and anti-money laundering laws and regulations. The Internal audit department performs, at a Group level, annual audits on various governance processes such as ethics. During 2022 Internal audit performed an audit on all operating regions, with the exception of Europe, which it will do in 2023. Breaches of company policy (including transgressions of the Code) are not only picked up in audits, but also detected and reported through internal systems. All incidents of unethical behaviour, fraud, theft and corrupt activities are investigated. Included in our Risk tolerance framework are ethics and corporate governance. The framework helps management track the effectiveness of risk tolerance levels and mitigate strategic risks. We have drafted policies for anti-bribery, anti-money laundering, and counter- terrorism financing. These policies confirm the Group’s zero- tolerance approach to fraud and theft, including bribery, corruption, extortion, money laundering, and terrorist financing of any kind. To this end, we will only conduct business with customers, suppliers, distributors, counterparties and agents who are involved in legitimate business activity and whose funds are derived from legitimate sources. IR - 19

Our ethical practices are reviewed annually by external parties as part of the ICMM and WGC assurance processes. In respect of suppliers, we have verification and vetting processes to minimise the risk of non-compliance with our ESG requirements and the Code. Verifications of qualifications and criminal record screening of new employees (as well as those being promoted) are part of our practice to mitigate risks relating to corruption, or other unethical acts (&Atilde; See Socioeconomic development, page 228). We have toll-free lines and an anonymous email address (sibanyestillwater@tip-offs.com) to facilitate the reporting of non- compliance to the Code across the Group; 0800 001 987 (SA region), 1-800-317-0287 (US region), 0800 772 244 (Finland), 0805 080 544 (France). Employees, suppliers and customers can use the toll-free lines and anonymous email address to report irregularities and misconduct without fear of victimisation. Whistleblower reports, which are anonymous and confidential, are managed by Protection services. These reports are reviewed by the Audit Committee and the Social, Ethics and Sustainability Committee. We have a Whistleblower policy available that is designed to offer protection and confidentiality to those who disclose concerns. The Group works openly with governments, NGOs and advocacy groups. However, it does not make and has not made, contributions to political parties, government affiliates or candidates, whether in cash or in kind, as per the Code’s requirement. &cedil; See www.sibanyestillwater.com/about-us/governance Declarations and conflicts of interest and related-party transactions Board members must inform the Board timeously of actual or potential conflicts of interest concerning particular items of business or other directorships. The Board’s Conflict of interest policy is contained in the Board Charter, publicly available on our website. This policy requires that at all Board and committee members declare at the start of the meeting any conflicts of interest in respect of the agenda. In addition, as per the Code, King IV, the Companies Act of 2008 (as amended), the JSE Listings Requirements, and the NYSE Listed Company Manual, directors and prescribed officers must submit a declaration of all their material interests at least once a year or at any time their circumstances change. Declarations required as per schedule 13 of the JSE Listings Requirements are a standing agenda item of the Board. Directors are also annually required to confirm the statements and declare whether any change has occurred to their statements as per schedule 13. Conflicts of interests are minuted, and affected directors are recused from debating and voting on matters on which they are conflicted. There were no conflicts of interest during the year that warranted non-executive directors to be recused from a meeting. The Board also holds senior managers and employees to similar standards of ethics. The Code requires that all designated sensitive positions complete annual declarations of interest in the prescribed format, or earlier if circumstances change. Over and above the designated sensitive positions, any employee that has a conflict, or perceived conflict, of interest should also complete the declaration in the prescribed format. The designated sensitive positions are as follows • Group executive members • Regional Exco/Manco members • Vice presidents and above not covered in the aforementioned • All procurement employees • All Business development employees • All staff in a financial processing role – reporting, accounts payable/accounts receivable, treasury • Internal audit employees • Risk and insurance employees • Medical employees • Sarbanes Oxley employees • Payroll employees • Legal employees • Stakeholder relations employees • D-band and above HR employees • Protection services employees • PAs and executive PAs Declarations in the South African operations are updated on the electronic Employee self service (ESS) system. Digitalisation of the process assists in keeping an audit trail. During 2022, 826 conflicts of interest were declared on the ESS system. The Audit Committee monitors and oversees significant related party transactions and relationships. These are disclosed in detail in our Group annual financial report (AFR). Securities trading and insider trading policy Our securities trading policy and related information is overseen by the Equities Trading Committee, which is an executive committee. This committee monitors compliance to the JSE Listings Requirements and applicable laws on insider trading. In addition, the committee determines when the Group is in a prohibited period, being either a closed (blackout) period and/or a price-sensitive period. In terms of the policy, prescribed officers, the Company Secretary, directors of Sibanye-Stillwater, directors of major subsidiaries, and senior managers require clearance to deal in Sibanye-Stillwater securities (deal or dealings). Clearance to deal may not be given during prohibited periods. Directors’ clearance for dealing during open periods is provided by the Chairman of the Board, or the Lead Independent Director, as the case may be, in consultation with the Equities Trading Committee. Good corporate citizenship As part of embedding ESG excellence in the way we do business , Sibanye-Stillwater recognises the importance of practising good corporate citizenship. This strategic essential acknowledges the partnerships and collaborations necessary to co-exist with society and contribute towards social needs in all jurisdictions where we operate. It is reinforced by the drive to be locally relevant, build robust business ecosystems, create shared value, and to be a good corporate citizen (&Atilde; See Social, Ethics and Sustainability Committee: Chairman’s report, page 180). Tax transparency and governance We conduct our tax affairs in good faith and have a Tax risk management framework (approved by the Board) to guide our reporting and monitor tax obligations. Our King IV-aligned tax strategy is supported by a Group tax policy, which includes information about our processes and policies for compliance. &cedil; See www.sibanyestillwater.com/news-investors/reports/ regulatory/2022/ CORPORATE GOVERNANCE continued IR - 20

The Tax Cuts and Jobs Act, a federal tax legislation, was enacted in the US from 1 January 2018, resulting in significant changes to US federal tax law. The US PGM operations have internal tax specialists and external tax consultants who monitor regulation as it becomes law and advise the US region and the Group on the expected impact. Status reports are reviewed by the Audit Committee at least half-yearly, or as and when necessary. The Group tax strategy resides with the Group’s Board of Directors, recommended by the Audit Committee, who provide oversight and review the effectiveness of the strategy. This strategy is reviewed on an annual basis, and when considered necessary. The tax strategy is fully aligned with our Group's overarching purpose. Our contributions support our commitment to public-private partnerships and the national fiscus’ broader infrastructure and socioeconomic development objectives. We foster and maintain constructive engagement with our stakeholders to deliver on our vision, to maintain our licence to operate and, ultimately, for the long-term success and sustainability of the business. In line with our business strategy, we aim to achieve five key tax objectives. Embedding ESG excellence through tax We conduct our tax affairs in an ethical and responsible manner for the benefit of and to generate long-term value for all our stakeholders, including employees, the communities in which we operate, governments and shareholders, in accordance with the Group’s Risk management framework. Mining royalties and revenues are a means by which we directly and indirectly (depending on the region or operation) share value with our stakeholders. They are not, however, the only recipients. We are committed to both long-term shareholder return and socioeconomic value for the countries in which we operate. Focusing on operational excellence in tax We are committed to align our structures, processes and policies with applicable laws, international standards and best practices as these evolve and develop globally. This includes optimised tax processes and procedures to drive efficiency and effectiveness, reduce complexity and mitigate adverse and or unexpected financial or reputational consequences. Providing value-based tax support A strong values-based, ethical culture when considering tax, provides a solid foundation for decision-making and conduct in support of our purpose. To bolster this position we endorse the Extractive Industries Transparency Initiative (EITI) and we participate in ICMM working groups to improve transparency on mineral revenues. 2 See Sustainability content index at &cedil; www.sibanyestillwater.com/news-investors/reports/annual. Furthermore, our Transparency of mineral revenues position statement articulates our commitments to transparent disclosure. Managing tax risk It is essential to manage and mitigate any tax risks and challenges arising as a result of the local regulatory, legislative, and socioeconomic context. This will assist in protecting the Group's assets, its reputation and the interest of all stakeholders, in order to achieve the Group’s strategic objectives. We maintain sound tax risk management practices and systems that are consistent with international best practice in line with the Group's Enterprise Risk Management Framework (ERMF). Engaging with stakeholders regarding tax We promote transparent and open working relationships with tax authorities and early engagement in advance of undertaking transactions and filing tax returns. We continue to monitor ongoing developments and formalisation of tax legislation and regulation and will engage with stakeholders where appropriate to ensure the Group’s interests are appropriately represented in the shaping of the changing tax landscape. The following graph illustrates the Group’s current tax and royalty contributions on a country-by-country basis for 20221: 2022 CURRENT TAX AND ROYALTIES BY COUNTRY (%) 94% 6% SA US 1 The European region did not have current tax and royalty contributions due to an initial loss before tax for 2022 The following graph illustrates the Group’s current tax and royalty contributions on an operational basis for 2022: 2022 CURRENT TAX AND ROYALTIES BY OPERATION (%) 91% 3% 6% SA PGM SA Gold US PGM Carbon tax Carbon tax is a tax in response to climate change, which is aimed at reducing greenhouse gas emissions in a sustainable, cost effective and affordable manner. In South Africa the Carbon Tax Act of 2019 came into effect on 1 June 2019. The South African Government introduced Carbon tax based on a polluter-pays- principle and the aim of which is to help ensure that companies and consumers take the negative adverse costs (externalities) of climate change into account in their future production, consumption and investment decisions. Phase 1 of the Carbon Tax has been extended by three years to 31 December 2025. The Carbon Tax Rate increases from R144/tonne CO2e in 2022 to R159/tonne CO2e from 1 January 2023. Sibanye-Stillwater’s final carbon tax liability is determined by its gross GHG emission output as reported on in terms of the GHG reporting regulations and the extent to which it is able to make use of the full suite of allowances CORPORATE GOVERNANCE continued IR - 21 that are built into the carbon tax design. Sibanye-Stillwater’s net GHG emissions (gross GHG emissions less applicable allowances) is then multiplied by the applicable carbon tax rate to determine its carbon tax liability (&Atilde; See Minimising our environmental impact, page 189). For more specific taxation and royalty disclosures see the Group Annual financial report at note 2 Segment reporting, note 11.1 Royalties, note 11.2 Mining and income tax, note 11.3 Deferred tax, and note 11.4 Net tax, carbon tax and royalties (receivable)/ payable. See &cedil; www.sibanyestillwater.com/news-investors/reports/annual Strategy and value creation The Board provides vision and guides the Group in setting its strategy. In line with King IV, the Board understands that Sibanye- Stillwater’s core purpose, strategy, business model, risks and opportunities, performance, and sustainable development impacts, are inseparable elements of the value-creation process. The Board is satisfied that the strategy and business plans do not give rise to risks that have not been thoroughly assessed by management and that considerations relating to the long-term sustainability of the business underpin strategy formulation. In 2022, the Board held a strategy refresh meeting wherein it was noted and affirmed that the renewed emphasis on green metals is key to our ESG and sustainability commitments. Additionally, that we have a meaningful role to play in the global effort to mitigate climate change. GOVERNANCE PHILOSOPHY AND FRAMEWORK Philosophy and commitment to King IV and its principles The Board is committed to achieving the four governance outcomes (ethical culture, good performance, effective control and legitimacy) in all the Group’s operational jurisdictions and as defined by King IV. We adhere to the King IV principles relating to: ethical leadership and corporate citizenship (principles 1 to 3); strategy and value creation (principle 4); performance and reporting (principle 5); governance structures, effective control and delegation (principles 6 to 10); functional areas of governance (principles 11 to 15); trust and legitimacy – stakeholder inclusivity (principle 16) (2 See Application of King IV principles in 2022 at www.sibanyestillwater.com/news-investors/reports/annual). Approach: Corporate governance framework We have adopted a cloud-based governance, risk and compliance (GRC) system for our Group Corporate governance framework. For compliance with international best practice, adopting the new system involves assessing 32 GRC elements, broken up between Board governance and performance elements, and management responsibility elements. This is to clearly separate the Board’s accountability and responsibility from management responsibility. Board governance and performance elements Board of Directors and committees Memorandum of Incorporation, charters and delegation Vision and mission Board and organisational Culture Board evaluation Board succession rotation Key legislation and regulation Key policies Integrated reporting Executive performance Business structure governance Stakeholder engagement and communication Risk setting Business strategy Group performance and quality assurance Management responsibility elements Planning Operational performance Risk management Ethics Compliance Monitoring & evaluation reporting Internal controls and audit Information security IT governance Business continuity management Business processes Business intelligence & knowledge management Records and contracts management Standards and quality management Group wellness and skills The Corporate governance framework presents a governance picture of the organisation in the shape of a diamond with four sides: Board governance and performance; organisational accountability; management responsibility; operational governance and performance. The 32 GRC elements are represented as blocks within the diamond, showing how different governance, risk and compliance elements interrelate. From the assessment, Sibanye-Stillwater has been found to be a well-governed organisation that is efficient, transparent and complies with global standards. Recommendations in the Board governance and performance areas have been addressed through the Spencer Stuart external Board evaluation (see above). Recommendations on the management responsibility elements are being reviewed for implementation by the C-Suite. CORPORATE GOVERNANCE continued IR - 22

Independence, tenure, diversity and inclusivity The Board is a unitary board, comprising 13 members, 11 of whom are independent non-executive directors. In addition to an independent chairman, the Board appointed a lead independent director who leads in the absence of the chair and serves as a sounding board for the chair and, when necessary, acts as an intermediary between the chair and other members of the governing body. The roles of the Chairman and CEO are separate. All members of the Audit Committee, the Investment Committee, the Remuneration Committee, and the Social, Ethics and Sustainability Committee are independent. The Board has delegated the duty to review the composition of the Board to the Nominating and Governance Committee on an ongoing basis. This includes the application of the diversity policy, tenure policy, the rotation policy and monitoring the independence of non-executive directors. The Nominating and Governance Committee recognises that the length of service of an independent non-executive director is increasingly being scrutinised with arguments that long-tenured directors provide invaluable expertise, experience, continuity, and stability to a board, as well as a historical perspective that can be indispensable in determining a company's strategy. Others believe that directors with many years of service may be entrenched, lack a fresh perspective, stop becoming objective or curious in their challenge of management’s activities and inhibit healthy Board turnover and refreshment. It is beneficial for new directors to be brought onto the board periodically to refresh the group’s thinking in a manner that supports both continuity and appropriate succession planning together with the Company’s strategy. Further to engagement with shareholders, and through the assessment of our Governance framework, the Board approved a revised policy on director independence, which balances introducing new thinking, succession planning, continued Board expertise, and continuity of experience. The policy specifies that to be regarded as independent, a director must have cumulative tenure of fewer than 12 years from the date of first appointment, with no independence extension permissible and includes a requirement for a more intensive assessment of continued independence for directors with longer than 9 years tenure. The Nominating and Governance Committee has robustly tested, through an independent evaluation and a self-evaluation process, the independence of all non-executive directors in the year under review. The process was two fold, with the first part being a self- assessment questionnaire by the independent non-executive directors. The second part comprised an assessment by a special committee led by the Chairman and comprising more recently appointed non-executive directors to assess the independence of directors with more than 9 years cumulative tenure. As a consequence of the way the company was originally established in 2013, the Board is currently includes 6 non-executive directors with a tenure of over 9 years. In order to manage the a smooth transition to a more balanced profile that ensures independence is maintained, the Board is looking to make changes to the composition of the Board, which would be communicated before the 2024 Annual General Meeting. Given the Group’s varied regions of operation, and our commitment to diversity and inclusion, our Board has a policy wherein the directors are diverse in academic qualifications, industry knowledge, age, culture, experience, race and gender. The Board treats each individual on the merits of their contribution to the organisation and their sincerity in performing their duties, and no one individual has unfettered decision-making power. Diversity of members’ background, experience and group (race and gender) identity, helps to ensure a range of views at Board and sub-committee meetings. The Board adopted the Mining Charter III race and gender targets, effective March 2019, to be implemented within five years, by which time the Board should comprise a minimum of 50% HDPs, additionally 20% of the before mentioned 50% should be women. The female representation at our Board level is 31%. Our Women-in-mining (WiM) initiative at the SA and US operations addresses inequalities and barriers to female employment and ensures our organisation treats women fairly, acknowledging that we must play our part in balancing what has historically been a male-dominated industry. (&Atilde; See Empowering our workforce, page 156). In 2022, we constituted a Diversity Equity and Inclusion Council (DEIC) to accelerate the cause of building an inclusive business, whereby people of all nationalities, races, genders, sexual preferences, political and religious affiliations and other personal distinguishing features will be recognised in the Sibanye-Stillwater for the distinctive value that they contribute. We are committed to making pay a function of role and responsibility and not of group identity. The Remuneration Committee is satisfied that there is no institutional pattern of a gender pay gap and, where there are small discrepancies, these are being resolved. The Social, Ethics and Sustainability Committee continued to focus on WiM, and on promoting women in management and executive leadership. Governance structures, effective control and delegation Board committee structures Our Board is led by an independent non-executive chairman whose role is separate from that of the CEO. The Chairman is supported by the Lead Independent Director. The Board Charter is reviewed annually and is aligned with relevant legislation and listings requirements in South Africa and the US. &cedil; See www.sibanyestillwater.com/about-us/governance We have the required board committees and relevant membership as recommended in King IV, NYSE Listed Company Manual and the JSE. More information on the board committees, responsibilities, members and attendance to meetings is contained in &Atilde; Detail about board committees page 268. The composition of board committees, and distribution of authority between the chairperson and other directors, is balanced, and dynamics are participative. Members can comfortably challenge each other when there are divergent views. The Board encourages clear decision-making and maintains a vigilant approach to corporate governance and risk management. The Audit Committee is satisfied that the auditor is independent. We are aligned to section 23 of the Sarbanes-Oxley Act stipulating that the lead audit partner and concurring partner is subject to rotation after five years. No non-audit services were performed without the approval of the Audit Committee. The audit firm has been appointed, with the designated partner having oversight of the audit and reappointed at the AGM. The CFO is responsible for the finance function. Internal audit is predominantly in sourced. There are outsourced arrangements for minimal processes. The CFO is responsible for the administration of the Internal audit department. The Chief Audit Executive (CAE) reports into the Audit Committee Chair. The effectiveness of the CFO function and that of the CAE is annually assessed by the Audit Committee. In terms of Para 3.84(g) (i) of the JSE Listings Requirements, the Audit Committee noted that it was satisfied that the CFO has the appropriate expertise and experience to fulfil his role. The Committee was also satisfied with the performance of the finance function as per King IV. Internal audit was externally reviewed in 2021 and rated as Generally Conforms against the Institute of Internal Auditors Standards. The external review was performed by PwC and the next review will be performed in 2026. The Board, assisted by the Social, Ethics and Sustainability Committee and the Safety and Health Committee has oversight of ESG, climate change-related matters, and stakeholder engagement. We have dedicated executive roles for stakeholder engagement in South Africa and the US. In interacting with stakeholders we are guided by the Code of ethics and by our Stakeholder engagement policy statement. &Atilde; See Engaging with our stakeholders, page 74 and Managing our risks and opportunities within the external operating environment, page 37. CORPORATE GOVERNANCE continued IR - 23

Our Memorandum of incorporation does not contain restrictions to shareholder voting rights. The Board ensures that reports issued by the Group are accurate and helpful to stakeholders in assessing our performance and future prospects. The Board has mandated the CEO to review and approve all regulatory announcements, media releases, fact sheets, investor presentations and similar disclosures through the Disclosure Committee. The Disclosure Committee also monitors all means of disclosure. A detailed mandate outlines the delegation of authority and approvals framework. This indicates matters reserved for the Board, its committees and management. The Board is satisfied that delegation to management contributes to an effective arrangement by which authority and responsibilities are exercised. The mandate is reviewed annually. In developing our Integrated report, we are guided by the Value Reporting Foundation’s &lt;IR&gt; Framework, and we aim to report on the various components of value creation and value depletion. This includes our business model and strategy, how we respond to our external environment, risks and opportunities, how we respond to the needs and interests of our key stakeholders, our activities and performance, and our outlook in the medium to long term. The Audit Committee reviews the Integrated report and recommends it to the Board for approval, as it does with the annual financial statements, King IV disclosures and other assurance reports. The Board oversees and monitors performance and delivery in the strategic focus areas, and in so doing takes accountability for the Group’s performance. Related reporting is also overseen and approved by the Board. All the Group’s reporting is available at &cedil; www.sibanyestillwater.com/news-investors/reports/annual We commit to providing the investment community with clear, concise, accurate and timely information on our operations, and to providing financial performance that informs stakeholders as to how value was enhanced or depleted across the six capitals. We further commit to listening to our stakeholders and undertake continued engagement with stakeholders. This report, our primary report on value creation, demonstrates the Board’s integrated thinking and has been reviewed and approved by the Board. Policy on outside directorships and overboarding (sitting on an excessive number of boards) It is accepted and acknowledged that independent non- executive directors (INED) may have business interests other than those of Sibanye-Stillwater. Any director is, while holding office at Sibanye-Stillwater, at liberty to accept other board appointments so long as the appointments are not in conflict with the business and approved strategy of Sibanye-Stillwater and do not materially interfere with his/her performance as an INED of the Group. All appointments must first be discussed with the Chairman of the Board before being accepted. Full compliance with the obligations of directors in connection with conflicts of interests and overboarding, as provided for in the Companies Act and corporate governance principles, is expected of all directors. As part of the vetting process for directors, a professional commitment and a statement that he/she has sufficient time available to carry out INED responsibilities to Sibanye-Stillwater is required. This is a contractual arrangement that is monitored through performance reviews. INEDs have provided the Company with this statement. Board effectiveness and performance evaluations In line with Principle 9 of King IV, good governance requires that the Board schedule regular opportunities to have its effectiveness and performance reviewed by an external evaluator, with every two years considered an appropriate frequency. In scoping the review (commissioned in December 2021) cognisance was given to Sibanye-Stillwater’s strategy to extend its business activities into a broader range of green metals and energy solutions, with a more diversified geographic footprint, serving critical minerals requirements in the North American and European low carbon economy ecosystems. It was therefore important that, in addition to evaluating the Board’s effectiveness in governance and oversight of current business activities, the review consider how well positioned the Board is to provide direction and oversight to the transition to a green metals and geographically-diversified strategy. Spencer Stuart, a global leader in corporate governance and board advisory services, was appointed to undertake this holistic review. The report, with recommendations, was released and approved in August 2022. The findings were that the Board is functioning at a generally high level of effectiveness. Recommendations to enhance this effectiveness further are summarised in the table below. 1. Board succession planning for future composition and options for future governance structures a. As per the recommendations, in the future the Board will be more global, with an increasingly internationalised composition to oversee the geographic diversification of the Group. Without increasing the overall size of the Board, it will be critical for the Board to have appreciation for the European and North American markets to oversee the establishment of new business activity in those regions. This will need to include a specific focus on the battery metals and clean energy markets. With innovation adopted as an additional value, the suggested capacity would also likely be well-suited to oversight of the Group’s innovation strategy. This will be achieved through effective succession planning that considers intended resignation and rotation of current directors. Recommendations from external evaluators Progress to date CORPORATE GOVERNANCE continued IR - 24

2. Board and Committee Mechanics: The Chairman and the Nominating and Governance Committee to review the frequency of Board and committee meetings and the timings and length of the same with a view to a. Potentially extending the length of scheduled Board meetings in order to accommodate longer Board and committee meetings discussions b. Potentially adding one scheduled Board meeting to the annual calendar which is solely focused on strategy, called the ‘strategy off-site’ c. Scheduling time for ‘deep-dive’ sessions in order to assist directors in building their understanding of the business a. Two committee meetings are held virtually in the week before the Board meetings to provide the Board meetings with sufficient time for deliberations b. More clinical reporting to the Board and committees on material issues at the appropriate level of granularity has been adopted c. Every quarterly meeting considers strategic developments in the business to be dynamic in a rapidly-changing world context d. Annual special meetings for in-depth review of strategy would complement these practices 3. Committees a. Chairman of the Safety and Health Committee to consider increasing the frequency and extending the length of the Safety and Health Committee meetings b. Risk Committee to consider extending the length of the Risk Committee meetings c. The Social, Ethics and Sustainability Committee to consider extending the length of the Committee meetings as they are currently viewed as being time-constrained d. The committee chairs to consider instituting a committee chairs meeting which would ideally take place before the Board meeting; if the overall timing of the Board and committee meetings is extended, there should be an opportunity to accommodate this e. As an integral part of Board succession planning, the Chairman and the Nominating and Governance Committee to also consider committee chair succession planning, both with respect to expertise and to diversity and build this into committee chair rotation, development of current directors and future Board appointments a. Health and Safety Committee i. To alleviate time pressure on the scheduled Health and Safety Committee meetings, fatal and high-potential incident reviews are conducted through special meetings convened when required b. Risk Committee i. An additional fourth meeting has been included in the Risk Committee work plan c. Social, Ethics and Sustainability Committee i. The preferred approach to resolving pressure on the agenda is through more focused reporting with management representation updated to comprise strategic representation in line with the leadership portfolio updates that have been effected ii. Deep dives on selected ESG and sustainability topics are included on each agenda d. Cross committee coordination has been implemented where necessary e. Nominating and Governance Committee has approved the Board, CEO and C-suite succession plans; committee’s chairmanship succession planning is being finalised 5. The Board’s oversight of culture and safety: review of the overall culture and culture as it applies more specifically to safety should be an annual topic a. Culture deep dives on a rotational basis at quarterly Board meetings have been implemented b. The Health and Safety Committee reviews safety culture on an ongoing basis, by learning from how ‘culture’ (in terms of unconscious behaviour) contributed to fatalities and high-potential incidents; this has become a significant factor informing priorities for culture development 6. Post-mortems on past critical decisions: the Chairman of the Investment Committee to draw up criteria and a structure for conducting post-mortems on past investments a. This is supported as a good practice that is a hallmark of a learning organisation. While Investment Committee decisions is the major focus, the practice has been adopted on a broader range of critical decisions b. The full Board is involved in a post-mortem review 7. Format and quality of Board papers: The Chairman and CEO to consider how to introduce quality control for information coming to the Board; could there be merit in considering a Chief of Staff type role to support the CEO? a. Elevating reporting to a more strategic level, while providing sufficiently granular information for the Board and committees to understand the business, has helped to make meetings more efficient b. Rotational reporting to the Board on key strategies driven by the functional C-suite portfolios (CITO, COGO, CSO, CLO, CCDO) assists in promoting meaningful strategic conversation; revisiting each area on an annual basis would be useful for ascertaining progress; the CROs and CFO would continue to provide quarterly updates on strategic developments, along with performance dashboard c. A Chief of Staff role in support of the CEO was appointed Recommendations from external evaluators Progress to date CORPORATE GOVERNANCE continued IR - 25

In terms of paragraph 3.84 (h) of the JSE Listings Requirements, the Board of Directors considered, and satisfied itself on, the competence, qualifications and experience of the Company Secretary. In terms of King IV, the Committee was satisfied that the interim head of Internal audit had the necessary competence, gravitas and objectivity. The new head of IA joined the Group in January 2023. In addition, the following evaluations were conducted during 2022: Chairman • Leads the Board and ensures integrity and effectiveness of the Board and committees, and high standards of governance and ethical behaviour • Members of the Board were satisfied with the performance and leadership of the Chairman • Succession planning of the Chairman are under consideration and in hand CEO • Provides leadership in the area of policy and strategic direction, and provides management with comprehensive information, analysis and timely advice on all aspects of the business • Leads and manages daily operations • The Board was satisfied with the performance of the CEO against agreed upon performance measures and targets • The Remuneration Committee further performed an annual review of the CEO’s dual contract and approved it for the ensuing year • Succession planning options for the CEO are under consideration and in hand CFO and the finance function • Financial management of the Group • Provides leadership, direction and management of the finance and accounting team • Provides strategic recommendations to the CEO and members of the executive management team • Manages the processes for financial forecasting and budgets, and oversee the preparation of all financial reporting • Advises on long-term business and financial planning • Reviews all formal finance and IT- related procedures • In terms of the JSE Listings Requirements and King IV, the Audit Committee was satisfied that the financial director has the appropriate expertise and experience to fulfil his role and that the finance function was effective • Succession planning for the CFO was noted Leadership role Description of responsibilities Outcome and recommendations Succession planning Key areas of Board deliberation in 2022 • Oversight of ethical and values-driven culture • Supervision of safe production strategy • Implementation of the Board external evaluation recommendations • Safety performance and embedding the safe production strategy • Implementing the revised Group strategy • Implementing the Sustainability strategy • Labour relations • Overseeing the Group Risk strategic register to include new operational regions Planned areas of focus for 2023 • Continued implementation of the regionalised operational model • Continued director training and development • Climate change and sustainability • Extending the safety performance improvement attained in 2022 • Accelerating progress on recently acquired growth projects • Championing further progress in diversity and inclusion • Overseeing development of new strategies to mitigate Eskom’s unreliable power supply CORPORATE GOVERNANCE continued IR - 26

FUNCTIONAL GOVERNANCE AREAS Risk Management Responsible governance entity: Audit Committee and Risk Committee The Board sets the direction for assurance and is ultimately responsible for it, as per Principle 15 of King IV: “The governing body should ensure that assurance services and functions enable an effective control environment, and that these support the integrity of information for internal decision-making and of the organisation’s external reports.” The Risk Management department develops the combined assurance model, with the Audit Committee responsible for overseeing its implementation. Risk Management is responsible for reporting key risks and material issues to both the Risk Committee and the Audit Committee. Our Strategic risk register, supported by operational risk registers, aligns risk with material issues and strategy. It is the recognised materiality reference for organisational reporting purposes. The combined assurance model, as applied to strategic risks and controls, is presented to the Risk Committee annually for noting. The Audit Committee chairman also serves as a member of the Risk Committee, while the Risk Committee chairman serves on the Audit Committee. This allows for cross-referencing and thus more effective oversight of risks. Sarbanes-Oxley Act (SOX) risks and controls have been identified and implemented in relation to the Group’s internal control over financial reporting. Quarterly SOX self-assessment provides the foundation for SOX certification by management, which is independently verified by external auditors. Internal and external audit have adopted a combined assurance model for the auditing of sustainability KPIs, which are assured annually. &Atilde; For more detail on our 2022 risks and opportunities, see Managing our risks and opportunities within the external environment, page 37. &cedil; Also see “Risk Factors” in our Form 20-F, at www.sibanyestillwater.com/news-investors/reports/annual Assurance Responsible governance entity: Audit Committee and Risk Committee CORPORATE GOVERNANCE continued IR - 27

Assurance levels Assurance levels are grouped as per the below diagram: Regulatory compliance CORPORATE GOVERNANCE continued IR - 28

Responsible governance entity: all Board Committees OVERVIEW • Dedicated compliance officers at our US and SA operations directly monitor non-compliance • The EU region (also referred to as European region) uses external legal advisors to ensure compliance with relevant laws • We comply with the Companies Act, including the Memorandum of Incorporation (2022 financial year) RESPONSIBILITIES • Legislative and regulatory compliance is the responsibility of respective functional departments. The regional compliance functions assist by simplifying legislation and alerting management to changes or pending changes to legislation or regulation. The compliance function facilitates the management of compliance risk by distributing a compliance methodology, compiling regulatory compliance risk profiles and by providing advice and guidance relating to strategic compliance issues. At the US PGM operations, a Compliance Committee comprising site and service group leadership meets quarterly to discuss developments and resolve on a strategy for the upcoming quarter MONITORING • Compliance risk profile sessions are held with business units biannually to assign responsibility for all relevant compliance commitments, and to furnish the business with fit-for-purpose regulatory risk profiles • There are 278 regulatory requirements pertinent to Sibanye-Stillwater. The following are critical to our SA operations – Mine Health and Safety Act 29 of 1996 – Mineral and Petroleum Resources Development Act 28 of 2002 – National Environmental Management Act 107 of 1998 – National Environmental Management: Air Quality Act 39 of 2004 – National Environmental Management: Waste Act 59 of 2008 – National Water Act 36 of 1998 – Hazardous Substances Act 15 of 1973 – Explosives Act 13 of 1956 • The following are critical to our US PGM operations – Montana Metal Mine Reclamation Act and Federal Mine Safety and Health Act • Other key legislation includes – Compensation for Occupational Injuries and Diseases Act 130 of 1993 – Occupational Disease in Mines and Works Act 78 of 1973 – National Environmental Management Biodiversity Act 10 of 2004 – Protection of Personal Information Act 4 of 2013 – Carbon Tax Act 15 of 2019 COMPLIANCE • There were no material or repeated regulatory penalties, sanctions or fines for contraventions of, or non-compliance with, legislative or regulatory obligations in 2022 KEY CHANGES • In 2022 there were 778 updates to laws, regulations, supervisory and other requirements impacting the SA region; this compares to 735 for 2021. These 778 updates had 1,785 (1,910 for 2021) impacts on various departments, noting that a regulatory update usually impacts more than one department. The leading areas of regulatory updates for the year were Sisonke Health (227), Health services (200) and Corporate tax (190) CORPORATE GOVERNANCE continued IR - 29

Biannual profiling Although biannual (twice yearly) profiling is not a regulatory requirement, we have adopted this protocol to help keep track of laws and regulations. We hold compliance risk profile sessions twice a year, with the objective to assign accountability and responsibility for all relevant compliance commitments, and to develop regulatory risk profiles that highlight areas of weakness. Management assesses risk for their department and feeds the information to the compliance risk profile sessions. Threats to our licence to operate Our second material matter is Licence to operate. During 2022, we did not encounter any material issue that poses a real risk of revocation of our licence to operate. Certain key regulatory areas are monitored closely. These include the Mining Charter; Carbon Tax Act (2019); Protection of Personal Information Act (2013) (POPIA); Companies Amendment Bill (2021); National Climate Change Bill (2018); National Health Insurance Bill (2018) in South Africa and the Montana Metal Mine Reclamation Act, the Federal Mine Safety and Health Act (1977), the Occupational Safety and Health Act (1970), the Clean Water Act (1972), and the Clean Air Act (1970) in the US. The SOX Compliance Office is aware of the proposed rule released by the SEC on ESG, referred to as the Proposed Expansive Mandatory Climate Disclosure with Audit and Attestation Requirements. We are awaiting the final rule from the SEC. Information governance We amended the terms of reference for the Information governance steering committee to reflect the change in operating model, and to reflect the shift from project implementation oversight to providing oversight on compliance monitoring activities. We are compliant with privacy jurisdictional legislation and requirements and have introduced technical and operational measures to safeguard the integrity and confidentiality of personally identifiable information. For the Southern African region, we drafted and implemented the Southern African region privacy programme components. Marizaan Siegert, Group Manager Compliance, is the Data Protection Officer under the GDPR, until such time as a dedicated Compliance Manager is appointed for the European region. CEO, Neal Froneman, in his capacity as Information Officer, has delegated his duties and responsibilities and formally appointed Peter McElligott, VP Legal and Compliance Southern Africa Region, as Deputy Information Officer of Sibanye-Stillwater Limited in terms of POPIA and PAIA. Peter replaces Marizaan Siegert, previous Deputy Information Officer, who is now responsible for Group Compliance. Technology and information Responsible governance entity: Audit Committee and Risk Committee Our ICT governance framework is aligned to COBIT 5 and ISO 27001. Our ICT risk governance framework and strategy is reviewed annually and was approved for 2022. Our Group ICT charter, aligned with King IV and ISO 27001, was approved by the Audit Committee, and is reviewed annually by the Audit Committee. Operationally, the CFO, supported by executive management, provides high-level direction for our ICT strategy. The SA, EU and US operations each have a dedicated ICT manager, all of whom report into the Group ICT function. Oversight is provided by the Audit Committee, with the Board having ultimate responsibility. The Risk Committee monitors and provides oversight of identified ICT risks. &Atilde; See Harnessing innovation, page 172. Remuneration Responsible governance entity: Remuneration Committee supported by other specialist committees Sibanye-Stillwater is committed to rewarding and encouraging ethical leadership. Our remuneration incentive framework includes targets for safety improvement and ESG performance. &Atilde; See Remuneration report, page 227. Competence on sustainability ESG and sustainability are of material concern to the Group, and relate specifically to the material matters: License to operate; Climate change; and Gender diversity and transformation. After receiving climate-related training in 2021, in 2022 the Board undertook a sustainability competence review as per the Global Industry Standard for Tailings Management (GISTM) and TCFD recommendations. General ESG competence and oversight • The level of skills and experience on the Board varies from &gt;10 years to irregular exposure, and in some sustainability areas some directors have extensive experience. • Where appropriate, tailored in-depth and high-level training sessions are conducted on an ongoing basis to provide directors with a more detailed ESG and sustainability In accordance with the ICMM and the GISTM, the Board of Directors are the final decision-making authority on issues relating to tailings management. To satisfy the GISTM requirements, one or more members of the Board need to have an understanding of tailings storage facilities risks, and the controls required to manage, monitor and mitigate the risks. Two directors on our Board qualify for this stipulation. The 2023 Social, Ethics and Sustainability Committee work plan includes an in-depth discussion into climate-related disclosures. &cedil; See www.sibanyestillwater.com/about-us/governance/ CORPORATE GOVERNANCE continued IR - 30

Our purpose, vision, strategy and values 32 Advancing our three-dimensional strategy 35 Managing our risks and opportunities within the external environment 37 How strategy interfaces with risks and opportunities 67 Our material matters 69 Engaging with our stakeholders 74 A decade of shared value 83 How we create value: our business model 84 Capital trade-offs: strategic management for optimum value creation 87 IR - 31

OUR PURPOSE, VISION, STRATEGY AND VALUES OUR PURPOSE To safeguard global sustainability through our metals This purpose statement reflects our aspiration to make a positive social and environmental impact through the commodities we mine and produce (green metals) and how we do so (ESG embedded as the way we do business), not least through our role in contributing to decarbonising the global economy. OUR VISION To be a leader in superior shared value for all stakeholders This vision statement speaks to our conviction that responsibly-derived minerals (mining that minimises harm to people and the planet) are the source of significant economic, social and environmental benefit to society, both globally and locally. OUR STRATEGY Our strategy speaks to our ambition to secure for the Group a position in the global resources sector as a progressive, forward-thinking provider of green metals and energy solutions. OUR REFRESHED STRATEGY Our strategy has a three-dimensional approach, in which our priorities are layered in terms of: strategic foundation; strategic essentials; strategic differentiators. The context for our refreshed strategy The Group must adapt itself to the demands and opportunities posed by the transition to a green metals and clean energy solutions. We need to stay agile so as to capitalise on emerging opportunities and challenges. We have isolated three key trends that shape the context for our business activities (&Atilde; See Managing our risks and opportunities within the external environment, page 37). • Decarbonisation and reducing energy generation is a key concern for governments and business across the world. In response, the world’s energy mix is moving towards reduced green house gas (GHG) emissions. Notwithstanding the temporary return to coal in parts of Europe as a response to their war- induced energy crisis, we expect that current trends toward nuclear power, green hydrogen, wind and solar renewables, and the electrification of mobility, will intensify. Our response is to build a Unique portfolio of green metals and energy solutions that reverse climate change, as a strategic differentiator contributing towards the world’s critical needs • Secondly, stakeholder expectations of business are growing. Large companies face ever-greater scrutiny in respect of their ESG and sustainability credentials. Stakeholders are increasingly expecting business to show a meaningful socioeconomic purpose beyond making profits for their shareholders. We recognise this as an opportunity to distinguish ourselves in the market by being Recognised as a force for good as another strategic differentiator by creating superior shared value through our business activities. As a further strategic differentiator, our ambition to be Instrumental in building pandemic- resilient ecosystems across all our spheres of activity. This underscores our commitment to stakeholder capitalism • Thirdly, we are in the midst of the fourth industrial revolution, with digital systems now permeating our work and social lives, and artificial intelligence (AI), becoming ever-more sophisticated. This presents opportunities to ‘rewire’ our business to embrace the global values of human rights and environmental stewardship in distinctive ways. New technology applied in an inclusive culture to augment human capacity can help us save lives, uplift communities, reduce emissions and protect the environment. We are committed to our quest to become inclusive, diverse and bionic (as our fourth strategic differentiator) We use the term ‘grey elephant to refer to highly-probable, high-impact, yet often neglected catalysts of change set to shape the 2020s as a decade of unprecedented disruption. COVID-19 was one of the first examples of a grey elephant in the 2020s. Russia’s invasion of Ukraine in 2022 is another example with global repercussions. Additionally, the deterioration in the reliability of public services – and the economic climate for conducting business in South Africa – is a more localised example with significant implications for our business. While grey elephants signal disruption and threats to conventional business activity, the greater risk is in ignoring them. What’s more, they also present significant opportunities for organisations that embrace the future and are bold and agile enough to capture the moment. Early awareness of grey elephants and decisive strategic responses are required to sustain business effectiveness. IR - 32

Future trends identified – as illustrated by the grey elephants: We presented in last year’s report the grey elephants that will shape context for our business in the 2020’s decade. The grey elephants cover seven major global trends that we expect to have a pronounced impact on the fabric of global society and economy. Acute disruptive events with global implications, which we have characterised as pandemics, are an important additional component of the grey elephant framework. These are sometimes referred to as ‘black swans’. Such events have a dramatic impact on society and the economy, creating conditions conducive to change and stimulating acceleration in the major global trends represented by the other seven grey elephants. The graphic below identifies how the grey elephants have played out in 2022 with a focus on aspects of specific relevance to our business activities. These developments validate the grey elephants as a compelling framework through which to anticipate the future world in which we will operate and conduct business, assisting us in remaining relevant to future conditions. OUR PURPOSE, VISION, STRATEGY AND VALUES continued IR - 33

OUR STRATEGIC FOUNDATION This defines the impact we aspire to make in the global economy and in local societies influenced by our operations; it is the difference our business makes. It embraces our purpose, vision and values, as well as the core principles that guide our decisions, including our commitment to ESG excellence and shared value. Our Umdoni tree is at the heart of our strategic foundation and represents our fundamental approach to business. The Sibanye-Stillwater Umdoni tree symbolises our approach to stakeholder capitalism. The roots of the tree hold our values, signifying that below the surface of success and competition, Sibanye-Stillwater iCARES. Our roots, our iCARES values, are at the heart of all that we do, the decisions we make and how we conduct our business. These values are enshrined in our Code of ethics and form the basis of the organisational growth and culture rejuvenation programme currently underway. iCARES VALUES INNOVATION We intentionally find new ways to do things better. We will all understand the need to innovate, develop innovators, encourage innovation, invite everyone to innovate; and we recognise innovation. COMMITMENT We are committed to the protection of life, health and the environment; to operational excellence, to high standards of governance, to ethical conduct and regulatory compliance, and to adhering to best practice industry disclosure and reporting standards. ACCOUNTABILITY We are accountable to our stakeholders for delivering on our key operational targets and strategic objectives; for identifying, managing and mitigating the risks inherent in our business; and for maximising the return on capital deployed. RESPECT We treat people fairly, respect each other, value the richness of human diversity and support employees in realising their full potential. ENABLING We enable prosperous and sustainable operations by engaging with our stakeholders, empowering our employees in their professional development, and offering doorstep communities skills and resources to thrive post- mining. SAFETY We acknowledge that working at depth, with heavy machinery, presents risks to life and limb; therefore we prioritise all practical, technical and behavioural measures to reduce safety and health risks to near zero. OUR STRATEGIC ESSENTIALS Support attainment of operational and business excellence We have five strategic imperatives that are instrumental for us to compete on the global stage OUR STRATEGIC DIFFERENTIATORS Represent the opportunities that we have identified to be distinctive in the global minerals industry Our four strategic differentiators represent our opportunities to be distinctive in the global minerals industry OUR PURPOSE, VISION, STRATEGY AND VALUES continued IR - 34

The graphic below summarises our strategic foundation, essentials, and differentiators, which constitute a powerful three-dimensional blueprint for execution of our business strategy. ADVANCING OUR THREE-DIMENSIONAL STRATEGY STRATEGIC DELIVERY IN 2022 AND PROGRESS TOWARDS DIFFERENTIATION &Atilde; For detailed disclosure of the performance against our strategic essentials areas in 2022, see section 03 of this report (from page 91 onwards). Below is a concise summary of key aspects of strategic delivery. Performance/progress made per strategic essential to date, its status and link to area in this report OUR STRATEGIC ESSENTIALS Support attainment of operational and business excellence Performance/advances made Status &Atilde; For detail, see these sections Ensuring safety and wellbeing • Lowest fatal injury frequency rate in the Group’s history of 0.033 per million hours worked • Unfortunately, we still lost five of our colleagues (2021:21) • Achieved our annual benchmark for the Group TRIFR, setting us on a positive trajectory to meet our 2025 benchmark • Most employees at SA operations (99%) are now on a medical scheme • Continuous safe production • Health, wellbeing and occupational health • Empowering our workforce • Leadership view Prospering in every region in which we operate • Implementing the Marikana renewal programme • Ongoing engagement in line with Good Neighbor Agreement (GNA) in the US region • Certified as a level 7 B-BBEE contributor; an improvement from level 8 in 2021 • Concluding a five-year wage agreement at Rustenburg and Marikana PGM operations bringing stability at these operations, which will be beneficial for all stakeholders • Socioeconomic development • Empowering our workforce • Leadership view Achieving operational excellence and optimising long-term resource value • SA PGM operations continue to move down the industry cost curves despite load curtailment impact on production • SA gold operations and SA PGM operations signed inflation-linked three- and five-year wage agreements, respectively, positioning operations for stability • Significant improvement in safety performance • Leadership view • Delivering value from operations and projects • Mineral resources and reserves • Optimising capital allocation Maintaining a profitable business and optimising capital allocation • Third-highest annual adjusted EBITDA despite some operational headwinds in 2022 • Positive adjusted free cash flow generated with net cash position maintained and gearing at 0.14x net cash: adj EBITDA • Dividend yield of 6%* and total dividend R7.36bn (US$421m) for 2022 • Refinancing of US dollar revolving credit facility (RCF) successfully completed in April 2023 • Leadership view • Optimising capital allocation ESG embedded as the way we do business • Aligning governance processes and auditing ability to understand and to improve reporting against the Task Force on Climate-related Financial Disclosures (TCFD) recommendations • Continued success with SA region’s water management strategy (reduced potable water use)  • ESG scorecard, as part of long-term incentive (LTI) performance conditions, matured in line with newly developed sustainability themes and indicators • Incorporation of economic impact considerations to the sustainability framework, and setting Group and regional priorities • Continued high ESG compliance • Social, Ethics and Sustainability Committee Chairman – ESG summary • Minimising our environmental impact • Socioeconomic development • Governance in sustainability • Optimising capital allocation * Based on the closing share price of R44.72 using R2.60 dividend per share for interim and final dividends for the year ended 31 December 2022 Overall achievement Steady performance and ongoing focus More work to be done OUR PURPOSE, VISION, STRATEGY AND VALUES continued IR - 35

OUR STRATEGIC DIFFERENTIATORS Opportunities to distinguish ourselves in the global minerals industry In the first year after defining our strategic differentiators, we have made meaningful progress. In the table below, we highlight some noteworthy achievements that advance our differentiation. We have also focused our effort on developing our longer-term ambition and conducting diagnostics of our operating practices. This has resulted in the definition of strategic drivers to promote adoption of the culture and behaviours through which the differentiators become the way we conduct business at Sibanye-Stillwater. Short term advances achieved Recognised as a force for good • 1.5% of dividend payment allocated for pursuit of social impact projects • Good progress towards meeting our goal of carbon neutrality by 2040 • Innovative mechanisms adopted to enhance the socioeconomic impact of our business activities • Socioeconomic impact report published for our SA operations detailing our shared value creation Inclusive, diverse and bionic • Diversity, Equity and Inclusivity Council established to provide group leadership on DEI • Digital-first operations becoming established as routine practice and delivering benefits to the corporation and its employees • Several digital tools adopted as initial delivery on our intentions to augment human performance through building bionic capability • Meaningful progress in building a culture of innovation and creating a framework for effective innovation management • Innovation partnerships with strategic suppliers and academia sustained and expanded • iXS programme to stimulate technology development (2 See Harnessing innovation) supporting 19 innovators and entrepreneurs to solve mining-related challenges Building pandemic-resilient ecosystems • Strong strategic relationships being developed along the value chain in the North American and European battery supply ecosystems • Significant reset of stakeholder relations in Marikana through the Letsema engagement process and the 10th anniversary commemoration • Stakeholder cohesion amplified in Montana through the concerted flood responses • Supplier commitments obtained to co-invest in community development programmes at Marikana and Rustenburg Unique global portfolio of green metals and energy solutions that reverse climate change • Strategy advanced for growth of the Europe and Americas regions, and the recycling and tailings re-processing businesses • Meaningful developments towards liberating value at Sandouville through recapitalisation, business improvement and feasibility studies on new business activities • Stake in Keliber increased to 86% and all key permits obtained with refinery construction initiated • Positive developments in securing funding and offtake commitments on the Rhyolite Ridge project with US$700m conditional loan secured from US DOE • Majority stake obtained in New Century tailings retreatment business • Good progress on the BioniCCubE portfolio of investments Branded sign at the construction site of the Keliber lithium refinery in Kokkola, Finland ADVANCING OUR THREE-DIMENSIONAL STRATEGY continued IR - 36

MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT OUR APPROACH Risk and opportunity management is an integral component of our business strategy. Our risk management culture cascades into all our operations and projects, and is actively introduced into any acquisitions during their integration into the Group. In line with risk management best practice, we have a dedicated Risk Committee that reports to the Board. Our enterprise risk management (ERM) framework follows the principles outlined in best practice standards, including ISO 31000, COSO (Committee of Sponsoring Organizations of the Treadway Commission), and King IV, which positions risk as a key area of governance. Our ERM process undergoes an annual independent external review against best practice ERM frameworks. Our Group Strategic risk register outlines our top strategic risks to the future of the business with detail on triggers, underlying vulnerabilities, consequences, existing controls and planned future control enhancements. The aim is to lower residual risk to target levels, which are informed by our risk appetite and tolerance frameworks. Our Group strategic risk register follows the 5X5 risk matrix (five levels of impact along the Y axis, and five levels of probability along the X axis). We rate both inherent risk and residual risk (the latter is defined as the risk that remains after taking into account the effectiveness of current controls in mitigating inherent risk). In addition to the Group strategic risk register, each region (SA, US and Europe) as well as the operating segments within the regions (SA PGM and SA gold) have their own risk registers. Within our operations we regard the primary risk areas as • Safety • Health • Environmental management • Human resources • Business plan delivery • Financial sustainability • Regulatory and legal compliance • Ethics and corporate governance These key risk areas are covered in our risk tolerance framework, which defines our tolerance for key risks in each area. Our Risk Committee oversees risk management on behalf of the Board, which has ultimate oversight responsibility over risk management. Implementation and execution of effective risk management has been delegated to management. (&Atilde; See Corporate governance, page 27). Hydro mining of tailings at the SA PGM operations IR - 37

Our risk management process Governance structures involved ESTABLISHING THE CONTEXT • Review and update strategic and operational goals • Evaluate internal and external environments and the impact on strategic and operational objectives • Review our risk appetite per strategic risk category • Set and approve risk tolerance levels • Review and update the impact matrix • Review and update the role and responsibility matrix IDENTIFY • Implement risk management processes in line with the ERM framework – daily at the operational and business units • Identify threats or opportunities to strategic goals • Scan internal and external business and operating environment for new risks • Compile risk register – by function for Group, operating segment, operations, service departments and/or business units ANALYSE AND EVALUATE • Interrogate risks to understand root causes and consequences to strategic focus areas • Assess the severity and likelihood of risks • Rank risks according to severity and likelihood • Assess and prioritise mitigation ASSESSMENT AND TREATMENT • Identify current controls • Develop further enhancement plans and implement controls • Monitor adequacy of controls REVIEW REPORT AND MONITOR Roles and responsibilities matrix: Executive management: • Responsible for overall risk governance, for managing and monitoring success of controls and mitigation plans, and for determining whether risks are within the limits of our risk appetite • Participates in annual strategic risk workshop; reviews risk register; conducts risk analyses, e.g., PESTLE • Is supported by Corporate strategy and Group Risk management functions • Reports to the Risk Committee Risk Committee and Board: • Reviews (twice yearly) priority risk registers submitted by executive management • Assesses and approves Group risk appetite and tolerance levels annually All levels of management, outside formal review cycles, are responsible for monitoring and responding timeously to risks and material developments. Governance structures involved A At operating level, business units and Group level C Executive management E Board B Risk management function D Risk Committee MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 38

Risk appetite and tolerance Our risk appetite and risk tolerance framework are approved by the Board annually. Risk appetite is a strategic statement of the amount of risk we are willing to accept in key risk categories in pursuit of our goals. Our risk tolerance framework has key indicators, with triggers for remedial action, to ensure key identified risks remain within our risk appetite by setting appropriate risk tolerance levels. There are multiple factors, all subject to uncertainty, that may affect both the quantum and the cost of producing our metals. We are prepared to conduct mining operations where there is a relatively high degree of uncertainty – such as regulatory change, unreliability of bulk infrastructure, and sociopolitical instability – provided this can be justified in terms of commercial returns. In terms of business plan delivery, we take a moderate to high-risk approach to variability in production and financial delivery from our operations. Generally, we do not try to mitigate risk caused by commodity price or exchange rate, which fluctuate according to circumstances beyond our control. We will, however, consider all mitigating measures to keep our operations sustainable. We tightly manage factors within our control, such as input costs, new technologies and know-how, and the availability of critical expertise and skills. Our competitive advantage and growth prospects depend on bold, ethical leadership guiding the Group to achieve strategic goals. To ensure boldness does not become rashness, we invest in research and development and in intelligence, to provide, among other things, an objective view on commodity markets. We conduct in-depth due diligence on productivity and cost structures. Large acquisitions or major organic growth projects are kept within a moderate risk appetite. Further, when contemplating the use of financial instruments, our posture is low-risk. Leverage, indebtedness, and liquidity are kept at prudent levels. When it comes to ESG, we have a low to zero-risk appetite. This includes safety, health, environmental, regulatory and legal compliance, and ethics and corporate governance. Similarly, for financial sustainability of the Group, we have a low-risk appetite. Innovation as a critical tool for risk management We modified our CARES to iCARES values in 2022 to include innovation as a core value. We recognise that an important way of confronting risks and leveraging opportunities is through new solutions that keep us ahead of the market. Our commitment to innovation is not only about improving efficiency and effectiveness of our production operations; it is also about becoming active in the marketplace in terms of promoting sustainable demand for our metals. In this regard, it is worth noting some important instances of progress made in 2022 • In partnership with Impala Platinum, we sponsored BASF in launching a new tri-metal catalyst; &cedil; See www.basf.com/ global/en/media/news-releases/2020/03/p-20-134.html • We entered into a partnership with Heraeus to develop and commercialise novel electrolyser catalysts for the production of green hydrogen; &cedil; See www.heraeus.com/en/hpm/company/ hpm_news/2022_hpm_news/ sibanye_stillwater_and_heraeus_enter_into_a_partnership.html) • We invested in Enhywhere, a French startup that has developed a novel hydrogen refuelling technology for all vehicles; &cedil; See seekingalpha.com/article/4537545-sibanye-stillwater- challenging-h1-2022 COMPLIANCE MONITORING Given the increasing complexity, and growth in, regulation, and in line with our regionalisation strategy, we restructured our corporate compliance function in 2022. We instituted a new Group compliance function to monitor compliance with global corporate standards and requirements associated with our stock exchange listings, as well as regional compliance departments for Southern Africa and Europe; noting that the Americas region already had a fully functional compliance department, which mirrored some of the corporate functions based in South Africa (e.g., tax). Each region has taken responsibility for its own regulatory compliance, information governance, and privacy programmes and activities, within the broader guidance and strategy of Group compliance. Regulatory compliance As per our compliance risk profile sessions, we identified legislative requirements as being mission critical (whereby non-compliance could lead to revocation of our licence to operate, and/or significant financial loss or reputational damage). These include the Companies Act, JSE Listings Requirements, U.S. Securities and Exchange Commission requirements, Carbon Tax Act, FICA, LPPM Responsible Platinum Palladium Guidance (RPPG), and Report on Corporate Governance for South Africa (King IV). It should be noted that FICA was amended in December 2022, and we initiated a gap analysis to determine functional responsibility for the new requirements. (Noting that there is an 18-month transitional grace period for the new FICA regulations to be embedded before fines will be issued for non-compliance). Our compliance with the above is sound, and our licence to operate is not at risk. Our management sessions into regulatory compliance also highlighted the following South African legislation for special risk focus: the Mining Charter, Carbon Tax Act (2019), Companies Amendment Bill (2021), Climate Change Bill (2022), National Health Insurance Bill (2019), General Laws Act (Anti-money Laundering and Combatting of Terrorism Financing, 2022). While the Americas region and the Europe region do potentially represent regulatory risk in terms of Group compliance, for now the risk is being assessed regionally. For next year’s report we will, if applicable, include assessments of their regulatory compliance as per potential impacts on Group risk. See the list of regulations on page 29 for more information. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 39

EXTERNAL ENVIRONMENT FOR OUR BUSINESS AND OPERATIONS Developments in the external environment This section provides an overview of the critical factors that are creating context for Sibanye-Stillwater’s current and future business, leading to evolution of the risks and opportunities that we are exposed to. As indicated by our grey elephants presented earlier in this report, the world is subject to ever more dynamic change as we move into the 2020s, requiring agility to capitalise on the opportunities that present themselves, as well as the evolving risks that need to be managed. The global economy continued to be under severe pressure in 2022, with the war on inflation by central banks through higher interest rates representing a severe cap on economic growth. Towards the end of 2022, promising signs were emerging in major economies that inflation is being brought under control, although we are not yet at the end of the interest rate hike cycle. Prognoses suggest that the risk of a major global recession in 2023 is receding, with instead a shorter and less severe downturn than had been anticipated. The global economy was further disrupted due to Russia’s invasion of Ukraine in February 2022. The repercussions for international supply chains and global logistics have been significant, with energy security in Europe coming under severe threat. A mild winter in Europe fortunately staved off some of the more severe implications. The continued pursuit of a zero Covid policy in China represented a major overhang on economic activity for the whole of 2022. The abrupt relaxation of controls in December 2022 resulted in a sharp wave of infections that appear to have been of much shorter duration than expected. Post the lunar new year, social and economic activity in China appears to have returned to normal, with the latest indicators of economic activity surprising to the upside. This mitigates in favour of a return to strong Chinese growth in 2023, with positive implications for the trend in global GDP. These factors have restrained industrial demand for commodities in general, including PGMs. Although this has been balanced by some extent by pressure on commodity supply, development of the supply demand balance has caused an overhang on commodity prices. This is discussed in more depth later in our detailed reviews of the commodities that we produce. The urgency of confronting climate change, with the imperative of moving rapidly towards a low carbon economy, continues to be a dominant factor despite some of the pragmatic temporary measures taken to assure security of energy supply in the aftermath of the Russia-Ukraine conflict. There is recognition that global carbon emissions reductions are falling behind the trajectory needed to restrict global warming to 1.5°C. This has led to major economies introducing more intense measures to promote or legislate a low carbon economy. The Inflation Reduction Act in the United States, and more assertive regulation in the EU are two notable examples. China is continuing to spearhead the global movement towards adoption of battery electric vehicles, although progress in 2022 may have been artificially stimulated by the impending reduction in subsidies. We have also experienced, as a consequence of global warming, an increased frequency of extreme weather events, as well as a systematic change in climatic conditions that are affecting all our operations and our supply chains to a varying extent. With accelerated vehicle electrification, concerns are mounting about the supply of critical raw materials – lithium in particular – to enable the manufacturing of batteries in the quantity that will be required. It appears that overall global availability of critical minerals will be the limiting factor for penetration of battery electric vehicles into the global automotive pool in the latter half of the 2020s. While the EU is contemplating a complete ban on new internal combustion engine (ICE) vehicles by 2035, there is increasing recognition that new energy vehicles cannot be the sole solution. Other low carbon alternatives, such as ICEs running on carbon neutral synfuels, may need to be considered. These developments are significant, not only for battery metals but also for PGMs, whose role will be substantially shaped by shifts in automotive technology. There is increasing global concern relating to China’s dominance in the critical minerals value chain, with western economies striving to secure domestic or regional control of the supply chain (which would create new business opportunities). This is a manifestation of the multi-polarity grey elephant that we identified in 2021. Critical minerals legislation in the United States and policy in Europe is starting to actively promote establishment of national or regional value chains through various mechanisms, including preferential financing. In line with these trends, we are witnessing a substantial shift in stakeholder attitudes towards the mining of critical minerals. While there is continued strong insistence that mining should be conducted responsibly, there is increasing recognition that a substantial increase in green minerals supply is critical to realising a low carbon future. The Global Commission on Mining 2030 (launched early 2023) explicitly recognises these imperatives. We see this as heralding a more enlightened approach from environmental and social activists, who now tend to be less opposed to mining. Taken in conjunction, these factors create a more conducive context for the establishment of the green metals mining operations needed to service global mineral requirements. The opportunities created through these developments strongly validate our strategy of growth in the key target regions of North America and Europe, while not discounting extensions into Africa for supply of green metals building out from our established base in South Africa. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 40

With the dominance of revenue and earnings from South Africa in our commodity mix, developments that are specific to South Africa also need to be unpacked. During 2022, we experienced a marked deterioration in several factors that make for a more difficult operating context. The reliability of electricity supply from the national grid worsened considerably during the course of 2022, with the trend extending into 2023. Long-term outages of major generating plants, some of which are necessary for planned maintenance, have exacerbated the general deterioration in availability of Eskom’s mature coal-fired generation fleet. The possibility of a total blackout due to collapse of the grid, while remote, cannot be ignored and requires a contingency plan in preparation for such an eventuality. A degree of relief may be experienced as generating units at Koeberg, Kusile and Medupi come back on line, though these will be insufficient to counter the historical under-investment in new generating capacity. Group initiatives are being undertaken through private power arrangements to compensate for the shortcomings in public electricity service delivery; and this will also assist in decarbonising our electricity supply. Increased levels of organised crime, including illegal mining of gold and copper cable theft, are perhaps related to increasing social distress as unemployment rates reach unprecedented highs. With public security services stretched to contain the surge in criminal activity, additional measures are required to safeguard our people and our assets, and to preserve business continuity. These factors not only impede productivity but also impose an additional cost burden to support operating continuity. (&Atilde; See Our performance, page 91.) SA gold, Driefontein operation MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 41

Material factors in our external business environment CLIMATE CHANGE While climate change increases the likelihood of existing risks to our operations, it also creates new business opportunities through the technologies required in a low carbon economy. Climate disaster, although destructive, can be ameliorated with sound physical and social infrastructure. Adaptation to climate change is as important as mitigation; importantly, our TSFs will continue to follow the most stringent standards of weather resilience. Human development and advances in the provision of housing and disaster management remain the most important factors, particularly for sub-Saharan Africa, in defending populations against non-optimal weather. The World Economic Forum’s Global Risks Report 2023 ranks ‘failure to mitigate climate change’ and ‘failure of climate change adaptation’ within the top ten global risks. Environmental lobby groups in the US, Europe, and indeed globally (as well as the administrations who are sympathetic to them) have prioritised climate change as the number one environmental issue. We can assure them that Sibanye-Stillwater is a climate change- resilient business. Technologies for the low carbon economy generally involve increased electrification based on the use of renewable and other carbon neutral electricity generation. The implications for commodity demand are substantial, creating new opportunities for green metals and new applications for PGMs, which will remain relevant in conventional automotive power trains for some time to come. Limitations on supply of critical minerals are likely to require alternative innovative low-carbon solutions. Impact Our strategic response Related risks Related opportunities In June 2022 record flooding (perhaps exacerbated by global warming) affected the civic infrastructure serving our Stillwater operations, causing significant interruption to production operations. While we need to be prepared for more frequent and intense extreme weather events at our operations, reputation and compliance are the more urgent climate risks we face. The technology transition required to fight the war on global warming will create substantial new business opportunities in green metals and energy solutions with PGMs retaining sustained future relevance. Decarbonisation technologies are emerging as the big climate winners. Electric mobility is the new oil-rush. We live in the age of ESG auditing. Sibanye- Stillwater takes the position that, as with issues like diversity and gender fairness, your values define your reality. While our Group emissions have little material bearing on the global climate, we intend to do the right thing by reducing our carbon footprint on an accelerated pathway to becoming carbon neutral. To this end, we prioritise reducing pollution (of all types) across the organisation and we invest in appropriate technologies and innovations to do so. Further, we have signed up to the major relevant protocols and standards on reducing GHG emissions and are gearing our auditing capacity to deliver reliable and current data on carbon. (For a full discussion of our extensive response to climate change, &Atilde; See Minimising our environment impact, page 187.) Our business strategy includes building a unique portfolio of green metals and energy solutions that will be instrumental in contributing towards lowering the carbon intensity of the global economy. 3 &Atilde; See pages 59 1, 3, 4, 5, &Atilde; See page 65 OUTLOOK Russia’s invasion of Ukraine temporarily put climate change on the back-burner while immediate energy-security challenges were addressed in Europe. Notwithstanding the temporary re-opening of some coal operations in Europe (in response to their energy crisis), coal will face increasing pressure, as will the dirtier fossil fuels, like diesel. We will see more nuclear, more gas, more renewables, and more electromobility. Climate will continue to divide public opinion across the world with voters in the US polarised, and some populist backlash in Europe. Changes of administration could result in changes to climate policy. We expect increasing pressure on mining companies to consistently take an ethical line in mitigating emissions and improving both the natural environment and the socioeconomic environment around the resources they have been granted a licence to extract. China’s dominance in solar and battery production, and in certain strategic mineral value chains (with its pre-eminent position in rare earths) is a cause of increasing concern to western nations. We can, therefore, expect more moves from them to assure supply. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 42

PUBLIC AND REGULATORY ATTITUDES TO MINING Stakeholders expect that mining should be conducted responsibly, causing no harm to society or the environment. However, there is also increasing recognition that critical minerals are essential for the required move towards a low carbon economy. Policies and incentives are being introduced by governments of several major economies to promote the establishment of critical minerals supply, while stringent regulatory frameworks remain in place around the permitting of mining operations. Impact Our strategic response Related risks Related opportunities We are exposed to capital markets in the US and Europe, with their stringent position on ESG and sustainability. Our legitimacy to conduct our operations is derived from the state, from communities neighbouring our operations, and from society at large. A failure to secure, or to lose, our mining permits would represent an extreme outcome. While not affording any scope for relaxation of standards for ESG and sustainability, changing stakeholder attitudes towards critical and strategic minerals mitigate in favour of reduced opposition to mining permits; with regulatory support forthcoming to promote security of mineral supply. We subscribe to some of the world’s leading ESG indices and to the best of industry standards. (&Atilde; See Governance in sustainability: Our considered decision making, page 231). Priority ESG issues are part of our risk matrices, as is stakeholder sentiment. Our long-term incentive payments are weighted 20% toward ESG. Our overall brand rationale is that we are crucial to a new green supply chain; we are also crucial to job-creation and economic empowerment. We subscribe to the values, culture and standards of western-based multinationals, with the UNGC providing a strong sustainability framework. Our listings (on the JSE and NYSE) commit us to stringent governance standards. From this we derive much of our moral licence to operate. In terms of our newer regions of operation, we are well integrated in these ecosystems as a strategic partner who will contribute towards building supply chain security. 4, 6, 8 &Atilde; See pages 59, 61 and 63 2, 5 &Atilde; See page 65 OUTLOOK Stakeholder expectations will become more exacting as the principle of green financing drives investor decisions, with ESG performance facing increasing scrutiny from third-party auditors and those who set standards. Stakeholders are expected to demand a greater voice in setting standards; while stakeholder attitudes are also being shaped by the recognition that responsibly-mined minerals are necessary for a sustainable future. Regulators will promote the mining of strategic minerals, while doubling down on requirements for this to be done responsibly. While rating systems are starting to standardise, there is also increasing expectations for corporations to demonstrate that they are contributing meaningfully towards local socioeconomic and environmental priorities in the areas in which they operate. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 43

MACROECONOMIC AND GEOPOLITICAL VOLATILITY Geopolitical volatility in Eastern Europe has driven up prices of commodities and rattled our trust in global political order. The South African government’s neutrality on the issue raises concerns relating to South Africa’s geopolitical alignment. For the global picture, we must consider an ageing Chinese population, the US clashing with China over Taiwan, and ideological divisions (partisanship) in the US and Europe. Supply chain resilience has become a geopolitical issue, particularly now because of the Russia-Ukraine war and a global shortage of computer chips. There is also rising inflation and greater government debt to be concerned about. The US and Europe are both using social spending as their fix-all policy instrument. Demand for our PGMs relies on the growth of industry and automotive manufacturing. Low economic growth can result in worrying price pressure for our PGMs. On the upside, a more fragile financial system sustains healthy gold margins. Impact Our strategic response Related risks Related opportunities The most significant implication is for green metals and the establishment of BEV supply chains, where China currently has a level of dominance that is of concern in many countries. There is opportunity for us to become embedded in European and US value chains, as they try counter China in the electromobility, battery, and solar markets. In terms of our supply chain, we are relatively independent of critical supplies from specific sources. In other words, we enjoy relative supply chain resilience. Automotive manufacturing volumes have still not recovered to pre-pandemic levels. The global chip shortage remains indicative of general supply chain imbalances that have set in. Post-pandemic, the gold price has been firm. The impact of reducing inflation and interest rates with increased state spending bodes well for gold. One of our strategic focus areas is on building a pandemic-resilient business. This thrust is not only about pandemics, but about resilient supply chains, functional logistics, and secure local communities. In Europe and North America, we are building meaningful relationships with downstream partners to ensure that their supply requirements for critical commodities can be met. This includes potentially expanding our recycling operations, which offer excellent ESG performance, while contributing to the overall resilience of the Group. 3, 4, 8 &Atilde; See pages 59 and 63 1, 2, 3 &Atilde; See page 65 OUTLOOK Global trading patterns are continuing to evolve, with the increase in local strategies to shore up supply chain resilience. This creates new opportunities for Sibanye-Stillwater to partner with other parties in building a pandemic-resilient business. Such a type of business is one that has a resilient supply chain and can guarantee the supply of critical metals to customers. Given the strategic importance of metals, our customers will be inclined to think of us as a strategic partner, as opposed to being simply another vendor. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 44

WATER MANAGEMENT AND ENERGY SUPPLY IN SOUTH AFRICA Our strategic focus on building a pandemic-resilient business is a response to the material concern of infrastructure and supply chain resilience. It was another good year for improving the water situation at our areas of operation in South Africa. In terms of energy supply, our reliance on Eskom, and their reliance on coal, is a growing risk. Impact Our strategic response Related risks Related opportunities The provision of electricity, water and logistic services, and their underlying infrastructure, continues to deteriorate in South Africa. Eskom’s system performance was the lowest on record in 2022, resulting in extensive national loadshedding and load curtailment for large power users. Our operations are reliant on national infrastructure and thus the non-delivery of critical services creates material risk for our business and its sustainability. Eskom’s continued reliance on coal-fired electricity results in extensive GHG emissions and an associated high-carbon footprint for our operations and products, threatening their investability and product placement in certain markets. To address the challenge of unreliable and carbon-intensive public electricity supply, we are commissioning several private power projects to supply renewable energy to our operations. (&Atilde; See Minimising our environmental impact, page 192). In addition, we have advanced protocols and processes to deal with the potential safety implications of electricity supply interruptions, including standby generating capacity. Additionally, we deploy security management to preserve the integrity of our assets and ensure operational continuity. Water presents an opportunity to improve environmental conditions, help local communities, and reduce costs. We have excess water at our SA gold operations that we treat and return to help local communities with their supply. We are committed to recycling and the circular economy. Two examples of this commitment are our PGM recycling business in the US and our equity interests in DRDGOLD and New Century, the tailings recycling includes dedicated environmental clean-up and rehabilitation operations. We intend to increase the scope of these operations significantly. 1, 6 &Atilde; See pages 57 and 61 1 &Atilde; See page 65 OUTLOOK The outlook for electricity policy and supply in South Africa is uncertain, although there is a high probability of ongoing electricity deficits. Large energy users will need to invest in private generation capacity to protect themselves against the intermittency of the national grid and help resolve the national disaster. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 45

SOCIOPOLITICAL INSTABILITY IN SOUTH AFRICA Our outlook on the sociopolitical challenges in South Africa necessitates that we consider ‘sociopolitical instability’ a material matter and a risk to our operations. Elections in 2024 could see a coalition come to power that drives policy changes. Those could be favourable for our business, or not, depending on which parties make up the new government. Sibanye-Stillwater will continue to work with whomever is setting government policy, reminding them of the important role that private business, and mining, has to play in bringing jobs and socioeconomic development to communities, and in contributing to the fiscus. Impact Our strategic response Related risks Related opportunities Our SA gold operations are particularly vulnerable to illegal mining. Illegal mining and other forms of attack on our property, remain a threat at our South African operations. While South Africa’s laws are fair and just and aim to uplift disadvantaged communities, there is often a lack of institutional capacity to enforce legislation. There is also the threat of a regulatory environment not ideally designed to attract investment. All these factors increase the cost of doing business and, understandably, leave investors concerned about a state that is ambivalent about enforcing property rights. Lack of investment in, and sound management of, infrastructure – like roads, rail, and electricity – are key risks to the Group, given that we rely on the functioning of basic infrastructure for our operations. Across all six capitals, we create value for stakeholders at our South African operations. In the spirit of stakeholder capitalism, we affirm our legitimacy to operate a profit-making business that cares about people and planet. Our strategic focus is on building a pandemic-resilient business, which has a future-ready business model. Our approach is not to take a political stance, or to try do the government’s job for them; rather our approach is to work with communities and other partners, motivated by shared interests. We will also keep reminding political leaders that economic growth will only be achieved through policy certainty, accountable government and investment. 2,7,8 &Atilde; See pages 58,62,63 5 &Atilde; See page 65 OUTLOOK The ANC elective conference at Nasrec (December 2022) saw President Ramaphosa given another term, effectively securing him the presidency of the country until the next general elections in 2024. This ensures that a business-friendly figure remains head of state until then. However, there is uncertainty as to what will follow, given the possibility that, in 2024, the ANC will form a coalition with the EFF (an avowedly anti-capitalist party) in order to retain its parliamentary majority. There is also the possibility that a moderate, pro-business, coalition of parties (possibly including ANC centrists), prevails in 2024. Whichever way it goes, Constitutional values will be important for contextualising debate within the frame of human rights and free speech. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 46

COMMODITY FUNDAMENTALS GREEN METALS PLATINUM, PALLADIUM AND RHODIUM – applications, review and outlook PGM demand is largely driven by autocatalysts, accounting for approximately 40% of platinum demand, 91% of rhodium demand and 87% of palladium demand. Platinum (Pt) is mainly used in diesel vehicles. Substitution of palladium, however, with platinum in gasoline vehicles is being adopted by the market, a trend that is set to grow in the coming decade. Around 40% of platinum demand is accounted for by industry, e.g., catalysts in the chemicals and petrochemicals industries, and in the manufacture of glass. Platinum jewellery, predominantly from China, accounts for the remaining demand. The use of platinum in “glass fibre reinforced materials in carbon reduction applications like vehicle lightweighting and wind power” may also prove important for demand. (&cedil; See Johnson Matthey’s PGM Market Report). Palladium (Pd) is largely an autocatalyst metal, which accounts for some 87% of its demand. Palladium is also used in chemicals processing. Rhodium (Rh) is also largely an autocatalyst metal, with autocatalysts accounting for 91% of its demand. Rhodium is also used in catalysts for chemicals processing. Rhodium’s use in the manufacture of glass has declined significantly in recent years due to its high price, and has been replaced by platinum. REVIEW OF 2022 PGM prices were volatile during 2022, impacted by the Russian invasion of Ukraine during H1 2022, causing temporary supply security concerns amongst end users and by ongoing uncertainty about the global macroeconomic outlook. Russia accounts for approximately 40% of global primary palladium supply (2.7 million ounces) and the incursion into Ukraine resulted in the palladium price surging to record levels at well over US$3,000/oz in March 2022, fuelled by expectations of sanctions being imposed on Russia. Despite US and EU sanctions and Russian refineries being removed from the LPPM Good Delivery list, Russian metal continued to flow to other regions. Production from Norilsk was slightly ahead of guidance for 2022, due to the repairs of its furnace No.2 at the Nadezhda Metallurgical Plant being postponed until 2023 and sufficient inventory and spares to maintain production. Norilsk has already indicated that the outlook will be more challenging as access to capital, equipment, parts and skills become an increasing issue due to sanctions by western countries and companies. The palladium price ultimately retreated, ending the year 5% lower at US$1,794/oz. The platinum price began the year at US$961/oz, peaking at US$1,181/oz in March 2022, before contracting below US$850/oz by mid-year. Concerns about the outlook of supply from South Africa due to escalating power disruptions and increased imports into China, resulted in a recovery in the price, which ended the year 11% higher at US$1,073/oz. The rhodium price rallied sharply early in 2022, exceeding US$20,000/oz after Russia invaded Ukraine, but similarly to palladium, the rhodium price pulled back to US$12,250/oz at the end of the year, a 13% decline year-on-year. Automotive production grew 7.8% year-on-year in 2022, to just over 80 million light duty vehicles (LDV), driven by an easing of the global chip shortage and the relaxation of COVID-19 restrictions in the west. Auto production was still well below pre-COVID-19 levels of 86.6 million units in 2019, as China's zero COVID-19 policy and worsening macroeconomic conditions impacted consumer demand. Heavy-duty vehicle production contracted year-on-year, primarily as a result of reduced orders from China, which remained under strict COVID-19 restrictions until late 2022. Demand for platinum in automotive applications increased by 17% year-on-year to 2.8Moz as a result of the increase in auto production but mainly due to the substitution of palladium with platinum in gasoline autocatalysts. Net jewellery demand remained flat at 1.1Moz, well below the 2Moz last seen in 2015, as China remained closed and competition for customers’ disposable income abounds. Similarly, industrial demand for platinum dropped 7% year-on-year, largely as a result of China. Gross automotive demand for palladium rose by 1% year-on-year to 8.5Moz due to the recovery in LDV production. Demand was, however, also impacted by substitution of platinum for palladium in gasoline autocatalysts, along with increased loadings on catalytic converters in commercial vehicles associated with tighter emissions standards in China and India. Substitution of palladium by platinum in gasoline ICEs increased to approximately 490koz during 2022 through increased adoption of tri-metal catalysts, primarily in China and the US. Industrial demand for palladium rose modestly as continued strong growth in the glass and petroleum industries offset a decline in demand from the chemical industry. Recycling of autocatalytic converters was constrained by lower scrappage rates of vehicles due to the ongoing constraints to auto production, higher interest rates, macro-economic uncertainty and supply chain constraints. 3E recycling was down 8% year-on-year. Overall, 2022 ended with a bigger platinum surplus (~700koz), a bigger palladium deficit (~350koz) and a rhodium market in balance. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 47

PLATINUM, PALLADIUM AND RHODIUM – applications, review and outlook continued OUTLOOK Despite the stability provided by most mining companies concluding five-year wage agreements, supply from South Africa is at risk due to ongoing load curtailment by Eskom and the worsening operating environment (e.g., cable theft, crime). Russian supply is also expected to scale back, with Norilsk Nickel already indicating lower production for 2023 and delays to its projects as access to capital equipment and spare parts becomes more challenging due to sanctions, resulting in increased unavailability of equipment. Recycling is expected to increase by 8% year-on-year, with 2023 recycling output forecast to recover to 2021 levels as new car sales increase, allowing for older vehicles to be scrapped. LDV production is forecast to increase to 82.5 million units (80.6 million in 2022) due to the ongoing reopening of the Chinese economy from COVID-19 restrictions, a more constructive outlook and a softer macroeconomic landing. As China re-opened at the end of 2022, it was hit by a wave of COVID-19 infections, shortly followed by the Lunar New Year holidays, which began in January 2023. As a result, a recovery in the Chinese market is expected to materialise from Q2 2023, with some risk to the downside, depending on the economic outlook. We expect PGM prices to remain muted, particularly during Q1 2023. We expect further positive demand increments for PGMs due to increased loadings on autocatalysts. Euro 6e emissions regulations were published in December 2022 and come into force in September 2023. Under the new regulations, the conformity factors for RDE (real driving emissions) testing tighten to 1.1 for NOx and 1.34 for PN (particle number), which should be positive for loadings. In contrast, we anticipate further growth in market share of BEVs, from 10% in 2022 to approximately 12% in 2023. We expect substitution to increase in line with further adoption of the tri-metal catalysts and auto sales (~730koz Pd replaced with Pt in gasoline autocatalysts in 2023). For 2023 we forecast a smaller platinum market surplus of 100 koz, a small deficit of 100koz for palladium, and rhodium projected to be close to balance. SA PGM Marikana K4 MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 48

IRIDIUM – applications, review and outlook Iridium (Ir) and ruthenium (Ru) are used together in several industrial chemical processes, including the manufacture of acetic acid, a key intermediate in the manufacture of certain bulk chemicals. Iridium and ruthenium are used in combination for electrode coatings that can withstand the harsh operating environment of a wide range of electrochemical processes, including the production of bulk chemical intermediates chlorine and sodium hydroxide. In the electrical sector, iridium’s high temperature stability and purity have led to the use of iridium crucibles in the production of crystalline materials such as sapphire for use in LED lighting manufacture and, more recently, lithium tantalate used in surface acoustic wave (SAW) filter production, which are found in smartphones and other digital devices. Iridium tips improve the performance of automotive spark plugs, in turn improving combustion efficiency in gasoline engines, and further strengthening the link between ICE vehicles and PGMs. Iridium (along with platinum) is also used as an alloy component in some medical devices, notably guide wires and stents. This is thanks to its biocompatibility and mechanical properties for micro machining tiny devices. Iridium is playing a rapidly increasing role in the hydrogen economy, as the key metal (along with platinum) in proton exchange membrane (PEM) electrolysers for the production of green hydrogen from water using renewable electricity. Significant thrifting is expected to ensure a long-term sustainable iridium market. REVIEW OF 2022 OUTLOOK Investment in new iridium crucibles by crystal material manufacturers was kept to the minimum necessary while the iridium price was at historically high levels. PEM electrolyser orders and installations continued to be strong, especially integrated with renewables and downstream low-carbon products providing green hydrogen for industrial uses. Thrifting the iridium content of PEM electrolysers continued, with reported success from several industrial and laboratory groups. Demand for iridium crucibles for SAW filters (used in digital devices) remains robust. Smartphone sales are expected to remain weak in 2023, especially in China, capping demand growth for iridium crucibles as lithium tantalate demand slows with smartphones. Decarbonisation continues to drive demand for iridium (along with platinum) in PEM (polymer electrolysis membrane) electrolysers to produce green hydrogen. Government incentives are important when companies are deciding where to locate both electrolyser and hydrogen production facilities. RUTHENIUM – applications, review and outlook As per above, ruthenium (Ru) and iridium (Ir) are used together for several applications. The electrical sector in data storage is helping drive global ruthenium demand. Ruthenium, along with platinum, forms part of the magnetic layer in hard disk drives. Longer term, Chip resistors, which are ubiquitous in consumer and industrial electronics, rely on compounds that contain ruthenium, and this sector is becoming increasingly important for demand. The unique chemical and physical properties of ruthenium mean that it is also utilised in numerous semiconductor materials and components, which enable increasing miniaturisation and efficiency in various electronic devices. Ruthenium is taking some share of the gasoline spark plug market, where its durability exceeds that of iridium and platinum. It is also an effective catalyst in the production of ammonia. The hydrogen economy is also a growing area of demand for ruthenium, both in the production and use of hydrogen. It is used in proton exchange membrane (PEM) fuel cells; it is particularly important where only slightly impure hydrogen is available, as the carbon monoxide contaminants deactivate the platinum electrodes. Ruthenium is starting to be used also in PEM electrolysers, alongside iridium; previously ruthenium was insufficiently stable in the PEM electrolyser environment, but improvements to catalyst design are showing long term stability. This substitution is expected to help alleviate some of the pressure on iridium supply. REVIEW OF 2022 OUTLOOK Macroeconomic headwinds in most regions slowed consumer demand, with hard disk manufacturers reporting lower shipments in the second half of 2022. Hard disk supply chain companies reported production slowdowns to keep pace with weakening product demand and high inventory Weakness was seen in the electrochemical sector – demand for ruthenium and iridium electrode coatings in the chloralkali process slowed as downstream product demand weakened with the economic slowdown. Ruthenium is an effective catalyst across a range of chemical processes, particularly in ammonia production where its current use in the fertiliser sector and its further potential in the hydrogen economy are of great interest. Substitution of ruthenium for iridium is increasing in some automotive (gasoline) spark plugs. Ruthenium has been successfully substituted for some iridium in PEM electrolyser catalysts and commercial rollout is beginning, with several Research and Development projects continuing too. Ru-based HDD technologies are increasingly likely to be phased out in late 2020s, as storage likely moves to HAMR and solid state technologies. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 49

LITHIUM – applications, review and outlook Lithium (Li) and its compounds have been used in a variety of commercial applications since the 1920s. They have been used in the manufacture of high-temperature lubricants, high strength-to-weight alloys, heat-resistant glass and ceramics and, more recently, in the the synthesis of the cathode of lithium-ion batteries (LIBs). The high energy-to-weight-ratio of lithium-ion batteries, the fact they can be recharged multiple times, and their ability to retain charge, make them ideal for EVs, and consumer electronics. They are also becoming important for large battery energy storage systems (BESS) to provide grid resilience for renewable electricity generation. Two lithium chemicals are used in LIB synthesis: lithium carbonate and lithium hydroxide. Traditionally, LIB fabrication required the former but the latter is expected to become the dominant lithium chemical as nickel-rich LIBs become the preferred chemistry in EVs. The growth in electro-mobility and in rechargeable digital devices shows no signs of abating. Total lithium demand is forecast to grow to almost 2.5 million lithium carbonate equivalent (LCE) tonnes by 2030, and to over 4.2 million LCE tonnes by 2040. Notably, between 2020 and 2022 the price of lithium carbonate rose from US$6,000 per tonne to a peak of US$84,000 per tonne. Given the political and consumer pressure for EVs and battery electric storage, there are concerns as to the sufficiency of lithium supply. Further, China’s dominance in the processing of lithium is also causing western governments to shore up their lithium supply chain. Chinese companies control some 80% of the supply chain of lithium-ion batteries (from battery precursor to LiB production). BACKGROUND AND REVIEW OF 2022 OUTLOOK China continues to be the primary driver of global BEV demand and production. BEV production from China almost doubled during 2022 to 5.5 million units, meaning that one fifth of light-duty vehicles (LDVs) produced in China are now BEVs. The extension of ‘new energy vehicle’ subsidies was the major factor incentivizing increased production of EVs during the year. Globally, production of BEVs in 2022 exceeded expectations, increasing to 8.4 million units or 10% of global LDV production, with strong growth also recorded in Europe (+59%) and the USA (+95%). As a result of this increase in BEV demand, particularly in China, battery grade lithium carbonate prices reached record highs in 2022 and remained well supported throughout the year, averaging over $70,000/t LCE for the year, nearly 300% higher than for 2021. Gross lithium demand is estimated to have increased by 46% last year, mainly driven by increased global demand from the battery sector. BEVs are estimated to have been responsible for almost 70% of this growth in gross demand, with Chinese BEV production and sales in particular exceeding market expectations. Primary lithium supply is estimated to have increased by 29% in response to the growth in demand, with almost all of the supply growth coming from brownfield mine and brine expansions in Australia and Chile. There has been a preferential shift in battery-grade lithium precursors towards lithium carbonate due to the resurgence of lithium iron phosphate (LFP) cathodes in China. Lithium hydroxide remains the source of demand growth in Europe and North America, however, as nickel-rich cathodes continued to dominate in those regions. Lithium demand for 2023 is forecast to increase by 21% from 2022 levels, with the majority of this growth coming from growth in demand from automotive batteries. Sustained higher prices and an improved long-term outlook for lithium demand has prompted a supply response as highlighted, and lithium prices are expected to pull back from the record levels seen in 2022 but remain well above the long-term historic average prices. This is a necessary market dynamic which incentivizes new projects that will be required to meet demand growth. Primary lithium supply growth is still expected to lag demand over the next decade, but new projects are well placed to meet market requirements in the next few years, under the right conditions. The increased focus on environmental and social factors in recent years has added to the complexity of permitting and developing new projects, with timelines significantly extended. Considering current projections for BEV penetration into the global automotive market, significant investment in new lithium supply will be required to meet forecast demand over the next decade. In our view, new supply is unlikely to keep pace with forecast demand, resulting in deficits in lithium supply in the second half of the decade, which will maintain higher prices for longer. It is worth noting that while lithium-iron phosphate remains a risk to our lithium hydroxide demand outlook, it will likely be more than offset by higher overall EV production volumes, and therefore overall lithium demand. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 50

NICKEL – applications, review and outlook Nickel (Ni) has excellent physical and chemical properties that make it ideal for use in alloys – especially when used with chromium, or with iron (ferronickel), as well as with other metals, to produce stainless steels that are heat-resistant. There are at least 3,000 nickel alloys, including stainless steel, for use in a range of industries, to produce a range of goods, including vehicle crankshafts and axles, propeller shafts, scientific and surgical equipment, and pipelines. Nickel alloys are also used in a range of household products such as kitchen sinks, cooking utensils, and washing machines. Importantly for our green metals strategy, nickel alloys are used in PV solar panels and wind turbines (which use about two tonnes of nickel). Nickel has excellent properties: a high melting point (1,454 oC); can withstand extreme low temperatures; resistant to corrosion and oxidation; good catalytic properties; fully recyclable. Nickel is an essential component in Li-ion batteries, enabling batteries to store greater amounts of energy and to reduce the use of more expensive cobalt. However, around 68% of nickel demand still comes from stainless steel production; whereas batteries capture under 15% of the nickel market production. This balance is forecast to change dramatically in the coming decade when demand is expected to be driven increasingly by the EV sector. With global EV sales expected to exceed 30 million by 2030, demand for nickel (like lithium) is expected to grow. Further, producers will be pressured to reduce the carbon footprint of nickel; giving an advantage to mines and refineries that offer reliable, socially and environmentally assured supply of product. REVIEW OF 2022 OUTLOOK Nickel demand from the battery sector is estimated to have grown by 40% in 2022 compared with 2021, primarily driven by strong BEV sales. However, an 8% contraction in stainless steel demand during 2022, offset this increased demand. Stainless steel has been affected by the real estate downturn in China and a deterioration in the European economy. The tightness in the class 1 nickel market also eased over the year, despite strong demand from EV batteries. The bifurcation between class 2 and class 1 nickel markets has somewhat disappeared, owing to the ramp up of nickel pig iron (NPI) to matte conversion capacity in Indonesia. While this conversion has a higher carbon intensity than traditional class 1 nickel production routes, this is not thought to be an issue for the Asian market. Furthermore, new generation HPAL plants in Indonesia are ramping up more smoothly than previously anticipated, further easing concerns over the availability of suitable feedstock for the battery supply chain. Nickel prices averaged $26,300/t on the LME in 2022, 42% higher than 2021. A short squeeze in Q1 led to a price rally in early March, before receding to around $20,000/t by Q3, reflecting the nickel’s market’s weaker fundamentals. Price volatility following Russia’s invasion of Ukraine subsided as the commodity and associated producers remained absent from sanction lists, and anticipated supply chain disruptions did not materialise. Following a small deficit in 2021, the nickel market is estimated to have shifted into a surplus owing to strong supply growth from Indonesia. Total nickel supply is estimated to have risen 13% in 2022, while demand is estimated to have contracted by 3% (net of recycling). The nickel market is predicted to remain in surplus in 2023. Primary supply is projected to grow by 17% this year (2023) as mines continue to ramp up output in Indonesia, compared to a more modest 6% growth for demand. Owing to stainless steel’s majority share of nickel demand, there is upside risk to the demand forecast but that will be reliant on a strong economic rebound from China this year. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 51

GOLD – applications, review and outlook Gold (Au) has historically enjoyed a reputation for being one of the most precious and lustrous of metals; hence its use as a store of value and for jewellery. In the modern era, gold’s properties have been innovatively applied in a number of technological, industrial and medical applications. Gold is used in catalytic converters and in space travel to protect against radiation and heat. In the medical field, gold nanoparticles have become commonplace in rapid diagnostic testing. Amongst a range of interesting developments, gold nanoparticles are being used to improve the efficiency of solar cells; while research into the use of gold in fuel cell catalysts could also prove fruitful. Regardless of potential breakthrough applications for gold, it remains a sought-after and precious substance for people the world over. REVIEW OF 2022 OUTLOOK 2022 was the strongest year for gold demand in over a decade. Colossal central bank purchases, aided by vigorous retail investor buying and slower ETF (exchange-traded funds) outflows, lifted annual demand to an 11-year high. Annual gold demand (excluding OTC, over-the-counter) jumped 18% to 4,741t, almost on a par with 2011 – a time of exceptional investment demand. Jewellery consumption softened a fraction in 2022, down by 3% at 2,086t. Much of the weakness came through in the fourth quarter as the gold price surged. Investment demand (excluding OTC) reached 1,107t (+10%) in 2022. Demand for gold bars and coins grew 2% to 1,217t, while holdings of gold ETFs fell by a smaller amount than in 2021 (-110t vs. -189t), which further contributed to total investment growth. Quarterly fluctuations in OTC demand largely netted out over the year. Demand for gold in technology saw a sharp Q4 2022 drop, resulting in a full-year decline of 7%. Deteriorating global economic conditions hampered demand for consumer electronics. Total annual gold supply increased by 2% in 2022, to 4,755t. Mine production inched up to a four-year high of 3,612t. 2022 saw a record annual average London bullion market gold price of US$1,800/oz. The gold price closed the year with a marginal gain, despite facing notable headwinds from the strong US dollar and rising global interest rates. &cedil; Source: World Gold Council, 2022 full year report Strong economic data in February 2023 reversed the four-month trends of most assets, including gold. While a bout of economic strength can’t be dismissed, arguments that it was an exception and the US economy is on course for a more material slowdown are convincing. This should reinforce a solid case for gold for the remainder of 2023. Surprisingly, strong US economic data has driven a rebound in the dollar and bond yields. Markets seem to be taking the data at face value, with fears that more aggressive monetary policy is needed to tame inflationary pressures. Whilst this looks bad for risk assets and gold, which promptly reversed their respective four-month trends, there are compelling arguments for why January data is no more than a blip and the prospect of an economic slowdown remains on the table. Though not without risks, a good case for gold remains in place for 2023, driven by elevated geopolitical risk, a developed market economic slowdown, a peak in interest rates, and risks to equity valuations. In addition, continued central bank buying can’t be ruled out. &cedil; Source: World Gold Council, February 2023 report MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 52

TOP 10 RESIDUALLY1 RANKED RISKS### Risk description Ranking Ranking change Residual risk rating Related strategic objectives2022 2021 1. ENERGY AVAILABILITY Risk of energy shortages; loadshedding in SA (including risk of a total blackout) and curtailment in Europe 1 New £ Achieving strategic essentials and Prospering in every region in which we operate 2. FAILURE TO ENABLE RESILIENT COMMUNITIES Of particular relevance to SA region; insufficient infrastructure and measures to support communities; collapse of social cohesion; high youth unemployment 2 3 &ouml; Building pandemic-resilient ecosystems 3. INABILITY TO FUND EXPANSION Organisational performance and/or economic factors impact ability to raise funding 3 1, 9 &ouml; Unique global portfolio of green metals and energy solutions that reverse climate change 4. FAILURE TO GROW IN TARGETED COMMODITIES AND REGIONS Increased competition in green metals space; scarcity and expense of green metals leads to tech innovations that displace them 4 6 &ouml; Unique global portfolio of green metals and energy solutions that reverse climate change 5. NOT GENERATING SUFFICIENT RETURNS TO DELIVER ON FORCE FOR GOOD STRATEGY Organisational profitability falling short of planned/expected levels, resulting in below expected returns/cash flow. 5 4 &divide; Recognised as a force for good 6. IMPACT OF CLIMATE CHANGE Extreme weather events (of particular concern for TSFs); and transitional risks: transitioning to a lower-carbon economy could involve disruptions in policy and regulatory environment; and disruptions in the market 6 3 &divide; Building pandemic-resilient ecosystems 7. DIVERSE STAKEHOLDER EXPECTATIONS Recognise stakeholders with different objectives (as the global footprint of the organisation grows); misaligned expectations with stakeholders 7 8 &ouml; Recognised as a force for good 8. WORKING IN AND DEVELOPING HOMOGENOUS ECOSYSTEMS Inherent dependency on partners; insufficient agility to the accelerated change; misalignment between our intent and the polarisation of politics 8 9 &ouml; Building pandemic-resilient ecosystems 9. LACK OF TECHNICAL AND OPERATING CAPABILITY Highly competitive closed environment (well established networks that we would need to break through) 9 11 &ntilde; Unique global portfolio of green metals and energy solutions that reverse climate change 10. FINANCIAL IMPACT OF A PANDEMIC Pandemics and response to pandemics impact financial performance of the organisation 10 7 &divide; Building pandemic-resilient ecosystems 1 Residual risk is the amount of risk that remains after current internal controls are taken into account Change in top 10 residual risk ranking &ntilde; Elevated to top 10 residual ranking &ouml; Increased &divide; Decreased residual risk ranking &uacute; No change in residual risk ranking £ New risk Residual risk ranking status Low ranking (1-6) Medium ranking (7-19) High ranking (20-25) &Atilde; For more information on these risks, see page 57 of this section. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 53

Risk ranking based on residual risk rating Risk description Inherent risk rating Residual risk rating 1 Risk of energy shortages; loadshedding in SA (including risk of a total blackout) and curtailment in Europe 16 14 2 Insufficient infrastructure and measures to support communities (SA region); collapse of social cohesion; high youth unemployment 16 12 3 Organisational performance and/or economic factors impact ability to raise funding 12 12 4 Increased competition in green metals space; scarcity and expense of green metals leads to tech innovations that displace them 16 12 5 Organisational profitability falls short of planned or expected levels, negatively impacting cash flow and returns 12 12 6 Climate change compromises integrity of TSFs and other infrastructure; the transition to a lower- carbon economy causes disruption in the regulatory environment, and in the market environment 16 12 7 As global footprint grows, we encounter stakeholders with different and, sometimes, competing interests; misaligned expectations lead to resistance from stakeholders 16 9 8 Adverse strategic actions by competitors and other role-players 16 9 9 Failure to maintain an attractive equity and credit investment case 16 9 10 Values-based culture is insufficiently functional to secure operational performance outperforming peer benchmarks 16 9 MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 54

Risk dynamics – movement in Group risk rankings Energy availability (Risk 1) was identified as new standalone risk, in the previous risk this was considered a trigger for many other risks that the Group faces. Lack of technical and operating capability (Risk 9) has elevated for inclusion in the top 10 ranking. Rising global inflation driving an increase in interest rates is part of Failure to enable resilient communities (Risk 2), Inability to fund expansion (Risk 3) and Not generating sufficient returns to deliver on “force for good” strategy (Risk 5) in 2022. Health and safety remains our top material risks from a strategic and operational perspective. The residual risk on Cyber and IT risks (Risk 2 in 2021), Failure to transform into a digital-first organisation (Risk 5 in 2021) and Values based culture (Risk 10 in 2021), declined in significance and these risks are no longer included in the top 10 risk, they however remain part of the top strategic risks of the Group. These three risks, together with an explanation for the change in their risk status, are: Previous ranking (2021) Risk Explanation for decrease in residual risk 2 Cyber and IT risks As a digital-first organisation, Sibanye-Stillwater aims to uphold global best practice in digital technology adoption, while mitigating against ICT risks. The residual risk ranking for this risk has declined due to the ongoing improvement in the mitigating strategies that have been implemented over the past two years. During 2021-2022, the Group embarked on the journey to aim for ISO 27001 accreditation where controls where further enhanced to meet the requirements of this ISO standard. ISO 27001 accreditation review has progressed well and formal certification was obtained on 14 April 2023. Our disaster recovery plan (DRP) addresses business continuity and address data protection, data restoration, off- site backups, system reconstitution, configurations and logs. The DRP is continuously reviewed and updated, with guidance from internal and external specialists. 5 Failure to transform into a digital-first organisation Technology, digital and innovation are key enablers to our three-dimensional strategy. Innovation is core to the delivery of our strategy and is reflected in the addition of the i (for innovation) in our iCARES strategy. The research capability of the group through SFA Oxford has enabled the group to perform continuous case studies relevant technology change. The energy and decarbonisation strategy and the green metals strategy are being implemented. The Group’s internal knowledge of novel technology and technical competencies are amongst the mitigating actions put in place for the updated risk description of “Rate of technological change (In respect of current and future operations and energy solutions)”. 10 Values based culture Culture and values are enshrined in our Code of ethics and form the basis of the organisational growth and culture rejuvenation programme. Achieving a values-based culture through aligned leadership and trust has various knock- on benefits: enhanced compliance in safety and risk; retaining top talent; better alignment to the growing demands of ESG. Strategic objectives of 2021 aligned with the three-dimensional strategy in 2022. The residual risk ranking declined from the previous year, this risk remains part of our strategic risks and material issues. Training and development and transformation initiatives have been at the forefront of the mitigating actions for the risk of “Failure to create a culture that supports a diverse, inclusive, bionic organisation”. &Atilde; See Culture assessments, page 152 TOP RISKS BY OPERATING SEGMENT In addition to the Group strategic risks, we maintain risk registers at the operating segment level for our managed operations. This ensures that those operational risks that could be material to the delivery of Group outcomes are tracked and mitigated by the responsible segment leadership, with their appropriate understanding and line of sight on a segment specific basis. Certain risks are generic to all segments, while other risks are specific to certain operations. Only segments with a risk exposure material to Group outcomes are included in our disclosure. The top risks identified for our managed operations and those identified as specific to each of our major operating segments for 2022 were: Risks applicable to all operations ESG performance (decline in safety and health performance and business disruptions due to social unrest). This includes the inability to meet global governance standards and targets, as well as the Mining Charter, Mineral and Petroleum Resources Development Act (MPRDA) and Social and Labour Plan (SLP) requirements for the SA operations; mine incidents and accidents: underground fires (ignition of flammable gas or combustible material and/or explosives); under-delivery on plans/expectations; expected returns not realised from expansion projects. SA PGM operations SA gold operations US PGM operations • Theft of copper and infrastructure • Mine incidents and accidents • Misaligned community expectations • Attraction and retention of skills • Total power outage/load curtailment • Seismicity • Health, Safety and environmental performance • Illegal mining • Labour relations/wage negotiations • Total power outage/load curtailment • Labour/skills shortage • Supply chain challenges • Inability to execute on the annual business plan • Non-compliance with relevant laws, regulations, adopted non-binding rules and guidelines (including amendments) MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 55

OUTLOOK – SIGNIFICANT EMERGING RISKS AND TRENDS Specific emerging Group risks The emerging risks currently being closely monitored are: Management oversight over joint venture (JV) or associate investments How do we ensure that new acquisitions have the same good corporate governance and responsible citizen procedures as the Group? There is also the risk of unrealised value due to strategic misalignment at JVs, associates or partnerships. This risk is overseen by our Chief Commercial Development Officer and relates to the strategies: Unique global portfolio of green metals and energy solutions that reverse climate change; Maintaining a profitable business and optimising capital allocation; ESG embedded as the way we do business. We hold thorough audits (if necessary using third-party auditors) to assess compliance of these companies to our standards and values. Additionally, we take care to assess their skills, financial strength and reputation in the marketplace. Global trend in replacing ICE vehicles with EVs We are heavily reliant on sales of PGM to the automotive sector for use in catalytic converters. It is common cause that throughout the developed world, and including China, EV sales are rising faster than ICE sales, their zero tailpipe emissions being a distinct advantage. Demand for PGM for use in autocatalysts will hold in the short to medium term (indeed, stiffer emissions standards could even see it rise), but the long-term prospect is that EVs will one day completely replace ICEs. Our green metals strategy addresses this risk, as do the investments and acquisitions we are making in green metals and battery metals. Our research (through SFA Oxford) suggests exciting opportunities in the green hydrogen economy. This represents an attractive new application area for platinum and the minor PGM elements. Increasingly exacting ESG expectations Ever-growing ESG stringency from investors and bourses threatens our ability to raise finance. Navigating the complexity of ESG and sustainability compliance is becoming ever harder, particularly given that the Group operates in multiple territories in the context of a complex and multifaceted global regulatory and compliance environment. Our controls for this risk are centred around our sustainability strategy. Further, we have position statements for key environmental areas (water, land, biodiversity, energy) and policy frameworks for priority areas. We are committed to adhering to ICMM, and the WGC responsible mining principles, which are assured by external auditors. Additionally, we have embedded our Rules of life philosophy across all jurisdictions. Our institutional structures are being improved to define exactly who is responsible for executing and reporting on which aspect. We are considering ESG across the full value chain, including mergers and acquisitions, and closure. We are diversifying into recycling, across all our metals. We are developing a socioeconomic strategy (including social cohesion), as well as science-based targets and ESG related LTIs. Value realisation through capital allocation The Group has attained a cash positive position and decent cash flows, now the risk is of sub-optimal returns from capital allocation. The CFO owns this risk, which relates to our strategic essential, Maintaining a profitable business and optimising capital allocation, and our strategic differentiator, Unique global portfolio of green metals and energy solutions that reverse climate change. Our financial decision-making is governed by best practice structures and mechanisms to manage liquidity and costs, with debt well planned for the long term, and costs planned and managed within clear limits. (&Atilde; See Profitable business and capital allocation, page 92.) On 16 November 2021, the Group completed a two-tranche corporate bond offering of US$675 million; 4.0% notes due on 16 November 2026 (the 2026 notes), and US$525 million 4.5% notes due on 16 November 2029 (the 2029 notes). A portion of the proceeds were applied toward the early redemption of the 2025 notes on 6 December 2021. For additional information about our risks, &cedil; see “Risk Factors” in our Form 20-F www.sibanyestillwater.com/newsinvestors/reports/ annual Risk Explanation Our response MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 56

Top 10 Group strategic risks: description, likely impact and related mitigating action Strategic risks are the risks that could threaten the Group’s ability to deliver on expected outcomes, with a negative impact on our ability to grow and prosper. The top 10 Group strategic risks are ranked according to their residual risk and potential to negatively impact our ability to deliver on our three-dimensional strategy. The residual risk ranking is based on exposure levels, once current controls have been implemented and applied. OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL 1. ENERGY AVAILABILITY Risk of energy shortages; loadshedding in SA (including risk of a total blackout) and curtailment in Europe Type of risk and strategic impact Underlying vulnerabilities and triggers Related strategic objectives Achieving strategic essentials, particularly Prospering in every region in which we operate Capitals affected Human resources, social and relationship, financial Board oversight committees Risk Committee; Audit Committee; Safety and Health Committee; Social, Ethics and Sustainability Committee; and Investment Committee. The Chief Technical and Innovation Officer is ultimately responsible for this risk. Our greatest exposure remains in the SA region, which is facing challenges on energy supply. We continue to have high reliance on Eskom for energy supply, and insufficient geographical diversification (80% of EBITDA is SA-dependant). For both the Europe and SA regions, the inability to adapt to frequent and significant load curtailments remains a major challenge. Land claims disputes have also caused delays in our renewable projects in South Africa. Consequences Current control Planned control enhancement The consequences of energy availability include: 1. Risk of energy shortages and national load shedding / curtailment (EU / RSA) 2. Increase production costs 3. Production interruptions 4. Closing of operations 5. Retained or increased carbon intensity, reduced demand for products 6. Failure to deliver on our carbon neutrality or STBi targets 7. ESG underperformance and reputational damage 8. Total blackout, risk to personnel and infrastructure, and social unrest Operational protocols have been communicated and implemented to ensure that all responsible teams understand load curtailment requirements, as well as evacuation procedures at affected sites. Other controls include: 1. Utility generation performance monitoring 2. Emergency power supply 3. Energy and decarbonisation strategy implementation, including renewable portfolio (RSA) 4. Industry advocacy, including engagement with Government, NERSA and Eskom and participation in the NRS048-9 electricity emergency standard review (RSA) We continue to look for, and implement, alternative solutions to reduce dependence on Eskom power. Our planned enhancement actions include • Alternative dispatchable or baseload energy solutions assessment (gas, hydro, biomass, etc.) • Enhanced load curtailment scenario planning, including a case of prolonged blackout • Investigating energy storage solutions • Development of regional carbon neutrality roadmaps • Develop a group green and energy solutions strategy • BioniCCubE – R&D/Market development fund • Building energy management and technical competencies • Stakeholder engagements on land claims MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 57

OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL 2. FAILURE TO ENABLE RESILIENT COMMUNITIES Insufficient infrastructure and measures to support communities, collapse of social cohesion and high youth unemployment in South Africa Type of risk and strategic impact Underlying vulnerabilities and triggers Related strategic objective Instrumental in building pandemic-resilient ecosystems Capitals affected Intellectual, financial, manufactured, human Board oversight committees Risk Committee; Audit Committee; Safety and Health Committee; and Social, Ethics and Sustainability Committee. The Chief Sustainability Officer is ultimately responsible for this risk. 1. Prevailing community expectations not aligned to the Group’s shared value principles 2. South African context a. Prevailing community expectations not aligned to current SLP/community delivery, and/ or CSI initiatives; inability to sustain local economic development projects b. Perception that SLP requirements and community spending not being met; slow tangible movement on projects c. Community leadership inhibiting flow of benefit to community members d. High youth unemployment e. Community and youth activism f. Dysfunctional local government and inability to deliver basic community services g. High crime rates, rampant organised criminal activities h. Illegal mining 3. Clash of vested interests from communities 4. Challenging social context; impact of strike action; mines placed on care and maintenance/ community health (leading to long-term care and maintenance plans which are costly) 5. Elevated ESG awareness 6. Political events that mobilise communities 7. Political ideologies in various jurisdiction fragmenting society 8. Lack of economic growth Consequences Current control Planned control enhancement 1. Operational disruptions and mine blockages 2. Interests of stakeholders not aligned, leading to elevated conflict levels 3. Negative investor sentiment 4. Pressure from NGOs and other regulatory and governmental stakeholders 5. Unproductive workforce Our stakeholders are an integral part of our business. It is our intent to ensure appropriate and meaningful stakeholder engagements throughout all aspects of our business. Our stakeholders have the ability to contribute to the success and sustainability of our business. 1. Consistent and effective stakeholder engagement 2. Communicate the positive socioeconomic impact derived from our mining 3. Public relations campaigns 4. Investment in local economic development, through strategic partnerships 5. Socioeconomic compact with multiple stakeholders 6. Central engagement forum 7. South African context a. Deliver Social and labour plans (SLPs) b. Enterprise and supplier development programme c. Local recruitment strategy 8. ESG Strategic framework The following planned control enhancements have been committed to 1. Pursue partnerships to build modern towns around our operations 2. Helping communities design pandemic reaction plans 3. Assume a leading role in district development models/programmes in South Africa 4. Embedding ESG Strategic framework within communities MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 58

OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL 3. INABILITY TO FUND EXPANSION Organisational performance and/or economic factors impact ability to raise funding Type of risk and strategic impact Underlying vulnerabilities and triggers Related strategic objective Unique global portfolio of green metals and energy solutions that reverse climate change Capitals affected Natural, social and relationship Board oversight committees Risk Committee; Social, Ethics and Sustainability Committee; Health and Safety Committee; and Investment Committee. The Chief Financial Officer is ultimately responsible for this risk. 1. Global recession 2. Market disruptions (e.g., wars, pandemics) impacting funding 3. Credit downgrade – sovereign and/or Sibanye-Stillwater 4. Operational underperformance 5. Temporary high leverage 6. Affordability of funding costs, global inflation driving up interest rates 7. Credit rating anchored to South Africa’s sovereign credit rating 8. Perception by credit rating agencies 9. Volatility of commodity prices 10. Perception by credit rating agencies Consequences Current control Planned control enhancement 1. Insufficient funding capacity 2. High cost of funding 3. Strategy/expansion failure 1. Operational planning, realistic targets, flexibility 2. Capital allocation framework 3. Capital planning and scheduling 4. Operational business and technical review processes 5. Quarterly segment reviews 6. Recovery planning to address production shortfalls 7. Quarterly Board review and oversight of operational performance 8. Operating model – Organisational structure that has strengthened leadership capacity for focus on operations management at segments, business units and shafts 9. Strong segment operational leadership 10. Long-term strategic planning (life of mine planning) 11. Credit ratings agency interaction 12. Prudent financial policies Our planned control enhancements include 1. Formalised financial policy on targets for key financial metrics 2. Strengthen Sibanye-Stillwater credit profile through • Geographical and commodity diversification • Reducing reliance, specifically in South Africa, on unreliable public services and utilities • Delivering on our anti-fragility and pandemic resilient ecosystem work programmes OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL 4. FAILURE TO GROW IN TARGETED COMMODITIES AND REGIONS Increased competition in green metals space; scarcity and expense of green metals lead to tech innovation that displace them Type of risk and strategic impact Underlying vulnerabilities and triggers Related strategic objective Unique global portfolio of green metals and energy solutions that reverse climate change Capitals affected Manufactured, human and financial. Board oversight committees Risk Committee; Audit Committee; Health and Safety Committee; and Investment Committee. The Chief Commercial and Development Officer and the Chief Regional Officers (CROs) are ultimately responsible for this risk. 1. China Inc is 20 years ahead 2. Growing interest of global diversified majors with strong balance sheets 3. End-customers (carmakers) panicked and deploying capital unconventionally 4. Limited number of opportunities chased by too many buyers 5. Global awareness about the urgency of climate change, at policy-maker, corporate and investor levels Consequences Current control Planned control enhancement 1. Failure to deliver on our growth strategy 2. Integration risk and brand management issues 3. Risk of overpaying in cyclical industries and destroying value 1. Comprehensive global networking effort to identify opportunities 2. Building meaningful partnerships instead of only seeking straight acquisitions 3. Disciplined due diligence and decision- making process 4. Leverage knowledge synergies between partnerships/acquisitions Our planned control enhancements includes continuing to make investments in ecosystems and attracting new talent to the Group. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 59

OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL 5. NOT GENERATING SUFFICIENT RETURNS TO DELIVER ON FORCE FOR GOOD STRATEGY Organisational profitability falling short of planned/expected levels, resulting in below expected returns/cash flow Type of risk and strategic impacts Underlying vulnerabilities and triggers Related strategic objective Recognised as a force for good Capitals affected Intellectual, financial Board oversight committees Audit Committee and Risk Committee. The Chief Financial Officer is ultimately responsible for this risk. 1. PGM exposure to economic vulnerabilities 2. PGMs are industrial metals 3. PGMs currently form a significant portion of the Sibanye-Stillwater portfolio 4. High fixed cost to variable cost ratio (a function of medium to deep level underground mines) 5. Labour intensive operations at SA gold and SA PGM operations 6. Marginal assets within portfolio 7. Lack of mining flexibility and technical complexity (e.g., seismicity) 8. Large community presence around operations 9. Reliance on third-party suppliers for bulk services such as water and electricity 10. Availability of technical skills 11. Geographically concentrated operations 12. Unwieldy labour relations and regulations 13. Global supply chains 14. Inability to exit/closure of operations 15. Global disruptions (such as a pandemic, war or supply chains instability) 16. Commodity price volatility – departure from planned prices and long-term expectations 17. Critical infrastructure unavailability 18. Global inflation beyond historical/forecasted levels 19. Unrealistic wage expectations 20. Bulk electricity and water supply disruption 21. Production interruptions arising from safety incidents 22. Shortage of skills 23. Sub-optimal integration of acquisitions 24. Unrealistic regulatory expectations/onerous regulatory environments, including forced procurement policies 25. National/local unrest 26. Lack of community support for growth ambitions 27. Metallurgical disruptions within the commodity sector at other operations (force majeure) Consequences Current control Planned control enhancement 1. Reduced cash flow 2. Sup-optimal credit ratings 3. Inability to raise equity capital 4. Loss of investor confidence 5. Downscaling and asset restructuring 6. Domino-effect as downscaling passes fixed costs on to other operations 7. Reputational impact 8. Failure to meet stakeholder expectations 9. Deterioration of stakeholder relationships 10. Difficulty delivering on community programmes 11. Inability to deliver on value creation 12. Negative impact on the sustainability of the business 1. Operational planning (monthly, quarterly and yearly), with realistic targets and flexibility 2. Detailed capital planning and scheduling 3. Operational monthly business and technical review process 4. Quarterly operating segment reviews 5. Recovery planning to address production shortfalls 6. Quarterly Board review and oversight of operational performance 7. Operating model – Organisational structure that has strengthened leadership capacity for focus on operations management at segments, business units and shafts 8. Strong segment operational leadership 9. Stakeholder engagement programmes 10. Improved data analytics and digital systems 11. Technological capability enhancement 12. Long-term strategic planning (life of mine planning) 13. COVID-19 standard operating procedures 14. ISO 45001 certification • US PGM replanning • Pursue ISO 45001 certification for outstanding operations MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 60

OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL 6. IMPACT OF CLIMATE CHANGE Extreme weather events (of particular concern for TSFs); and transitional risks: transitioning to a lower-carbon economy could involve disruptions in policy and regulatory environment, and disruptions in the market Type of risk and strategic impacts Underlying vulnerabilities and triggers Related strategic objective Instrumental in building pandemic-resilient ecosystems Capitals affected Social and relationship, financial, manufactured, human Board oversight committees Social, Ethics and Sustainability Committee; Risk Committee; and Audit Committee. The Chief Financial Officer, with support from Chief Regional Officers, is ultimately responsible for this risk. Physical risks 1. Vulnerable asset base with large carbon footprint 2. Energy intensive South African mines dependent on upstream carbon intensive power from the national utility, Eskom 3. Eskom's ability to diversify (renewables) 4. State of Eskom infrastructure and ability to integrate into the grid 5. Production interruption and community impacted by changing weather and climate conditions 6. Increased input costs 7. Inadequate global response to reverse climate change 8. Supporting infrastructure damage and supply chain disruptions Transitional risk 1. Policy and legal: new climate change-related mandatory business requirements 2. Change in technologies and fuel sources: changing or new commodity requirements 3. Market: ESG requirements, with carbon as a focal point 4. Market: carbon taxes, increased input costs 5. Reputational: failure to act or perform will erode competitiveness 6. South Africa's restrictive and bureaucratic legislation 7. Ensuring a just transition/impoverished communities 8. Decarbonisation technology availability and viability (e.g., green H2, low-profile BEVs) Tailings storage facilities (TSFs) 1. Instability: elevated phreatic surface, earthquakes 2. Rainfall in excess of design (insufficient freeboard and related infrastructure capacity) Consequences Current control Planned control enhancement 1. Region specific carbon tax (financial impact) with significant impact in SA from 2026, given Eskom risk exposure (pass on of carbon footprint cost) 2. Increased cost and reduced availability of materials (timber, cyanide, explosives, lime, cement, diesel and water) 3. Anticipated carbon border taxes 4. Ability to meet the Group commitment to be carbon neutral by 2040 compromised/ eroded demand for products due to carbon intensity 5. Investment decisions made today, could be affected by weather variability associated with long-term climate change in the future 6. Impacted communities (basic services, hygiene, displacement, food security); angry people and political environment surrounding the mines 7. Financial, production, environmental and safety impact; flooding, TSF impacts, environmental incidents , incremental weather effects, etc. 8. Reduced investability, increased cost of capital and reputational damage TSFs 1. Reputational damage 2. Financial impact: change in operational methodology and infrastructure expansion, cessation of operations 3. Impacted communities: lives and livelihoods affected due to catastrophic failure Our risk mitigation actions remain centered around our Sustainability strategy. The following current controls are in place to manage the risk exposure 1. Green metals and energy solutions strategy implementation 2. Roadmap to carbon neutrality by 2040 3. Energy and decarbonisation strategy 4. ICMM aligned Group climate change and energy and decarbonisation position statements (Strategy and execution) 5. GHG interventions: renewables implementation, onsite coal independence, methane sealing initiatives and supplier engagements 6. Monitoring, measurement and reporting of carbon emissions against rolling five-year carbon budgets 7. Carbon emissions; Board and executive-aligned Long term incentive (LTI) metrics 8. Standardised group reporting system for energy and GHGs 9. Disclosure through participation in the CDP initiative 10. Alignment and reporting to Task Force on Climate-related Financial Disclosure (TCFD) recommendations 11. Climate change scenario analysis based on the latest IPCC reports and assessment of climate change risks and opportunities 12. Compliance with air quality legal emission requirements with abatement initiatives (NOx, SO2) 13. The implementation of energy-efficiency projects 14. TSFs: Global Industry Standard on Tailings Management (GISTM) alignment 15. Rigorous surveillance programmes with internal (Tailings engineering) independent review • With ESG and sustainability being central to our Group ambitions we have identified further planned mitigating actions to enhance our controls over climate change • We are in the process of developing and implementing a Climate change strategy, and will continue to actively pursue strategic opportunities in green metals, recycling and other energy-related businesses that aid in the global low-carbon transition • Undertaking the TCFD scenario analysis will assist with appropriate financial planning required to manage unidentified climate change risks and opportunities. As a Group we are committed to a climate change response programme which will include regular reviews and updates of climate change risks and opportunities • We will continue to develop decarbonisation projects and alternatives, and consider appropriate carbon trading schemes MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 61

OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL 7. DIVERSE STAKEHOLDER EXPECTATIONS Recognise stakeholders with different objectives (as the global footprint of the organisation grows); misaligned expectations with stakeholders Type of risk and strategic impact Underlying vulnerabilities and triggers Related strategic objective Recognised as a force for good Capitals affected Financial Board oversight committees Audit Committee; Risk Committee; and Social, Ethics and Sustainability Committee. The Chief Regional Officers and Chief Sustainability Officer are the risk owners. 1. Investor capitalism 2. Lack of understanding (by key stakeholders, employees, communities, union leadership, regulators) of what is meant by "Force for good" 3. Lack of understanding of the various requirements of the different stakeholders 4. Community engagement structures making commitments on behalf of the Company 5. Politically globally aligned Non governmental organisations (NGOs) 6. Unclear guidelines on regulations and/or amendments 7. Political aspirations and agendas of union leadership 8. Socioeconomic climate prevailing in operating regions 9. Global legacy misconceptions of mining 10. Lack of robust social ESG data metrics 11. Unclear guidelines from regulators on their interpretation of effective engagements 12. Inconsistency in dealing the expectations that do not get managed 13. Lack of communication/branding/marketing 14. Misaligned understanding by stakeholders 15. Poor delivery on past commitments 16. Management not aligned to the meaning of "Force for good" Consequences Current control Planned control enhancement 1. Social unrest 2. Loss of investor support 3. Loss of confidence from the customer base 4. Loss of licence to operate 5. Loss of confidence in leadership 6. Financial losses due to business disruptions 7. Loss of morale/disengaged workforce 8. Litigation by NGOs against so-called ‘sustainability whitewashing’ 9. Disruption by extortion rackets 10. Unclear guidelines from regulators on their interpretation of effective engagements 11. Inconsistency in managing expectations 12. Lack of communication/branding/marketing 13. Misaligned understanding by stakeholders 14. Poor delivery on past commitments 15. Management not aligned to the meaning of "Force for good" Stakeholders are an integral part of our business and have a part to play in the success and sustainability of our business. Our current controls ensure open and constructive engagements with our stakeholder. These controls include 1. Stakeholder engagement framework and strategy 2. Alignment to local legislation in all jurisdictions 3. Delivery on commitments 4. Disclosure committee; quality assurance on sustainability Our planned enhancement controls are focused on creating clear communication and engagement channels between the Group and various stakeholders. 1. Clear definition and communication of the strategic differentiators (management congruency in terms of execution aligned to the strategic differentiator definitions) 2. Establishment of multimedia messaging channels such as social media 3. Develop a database on sustainability litigation cases (in terms of claims of so- called ‘whitewashing’ and ‘greenwashing’) MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 62

OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL 8. WORKING IN AND DEVELOPING HOMOGENOUS ECOSYSTEMS Inherent dependency on partners; insufficient agility to handle accelerated change; misalignment between our intent and the polarisation of politics Type of risk and strategic impact Underlying vulnerabilities and triggers Related strategic objective Instrumental in building pandemic-resilient ecosystems Capitals affected Financial, Human Board oversight committees Audit Committee; Risk Committee; and Investment Committee. This risk is overseen by our Chief Regional Officers. 1. Dependence on ecosystem partners 2. Transient shared ecosystem interests in a climate of rapid technology and policy change 3. Insufficient robustness of ecosystem partnerships 4. Rapid evolution of markets served by the ecosystem 5. New entrant in Europe and America ecosystems 6. Formative period for ecosystem establishment creating volatility 7. Ability to demonstrate value as a preferred partner in the ecosystem 8. Significant developments that change the preferred form of the ecosystem a. Technology advances b. Geopolitical shifts c. Policy and regulatory developments 9. Ecosystem not realising expected value for partners, leading to conflict 10. Ecosystem cohesiveness compromised during disruptions 11. Ecosystem partners failing to honour commitments 12. Supply chain disruptions adversely affecting ecosystem integrity Consequences Current control Planned control enhancement 1. Stranded investment without supportive ecosystem partners 2. Failure to secure diversification into new markets and geographies 3. Reputational damage from failure to deliver on strategic intent 1. Region-based leadership with solid networks and sound understanding of region dynamics 2. Initial commitments that demonstrate intent towards building sincere ecosystem involvement Further planned control enhancement to mitigate the risk 1. Develop systems to assure quality delivery on ecosystem commitments 2. Establish ecosystem governance arrangements supported by compacts among partners 3. Market evaluation to determine durability of market opportunities served by the ecosystem 4. Working with credible ecosystem partners supported by due diligence 5. Durable role for Sibanye-Stillwater in the ecosystem MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 63

OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL 9. LACK OF TECHNICAL AND OPERATING CAPABILITY Highly competitive closed environment (well-established networks that would require breaking through) Type of risk and strategic impacts Underlying vulnerabilities and triggers Related strategic objective Unique global portfolio of green metals and energy solutions that reverse climate change Capitals affected Financial Board oversight committees Investment Committee; Audit Committee and Risk Committee. The Chief Technical and Innovation Officer is ultimately responsible for this risk. 1. Behavioural competencies required to lead teams 2. Necessary skill set required 3. Entry into new operating regions 4. Highly competitive market for technical skills 5. No business track record to rely on 6. Reliance on third parties commodities and regions we are unfamiliar with 7. Cultural and procedural fluency across different regions 8. Inability to attract technical and operational capability required 9. Inability to form partnerships needed with third parties 10. Neglecting to focus on the cultural and procedural requirements Consequences Current control Planned control enhancement 1. Lack of growth 2. Operating failure 3. Safe performance consequences 4. Not meeting the requirements of off take agreements 5. Inability to execute our strategy 6. Financial impact 7. Lack of investor confidence 1. Small office, home office (SOHO) and digital workplace philosophy (allows for global skills sourcing (wider talent pool)) 2. Positioning within supply chains and developing credible partnerships 3. Business intelligence research (business development, including market development and SFA Oxford) 1. Implement a competitive strategy to attract and retain key talent 2. Development of our central technical capacity 3. Strategically planned change management 10. FINANCIAL IMPACT OF A PANDEMIC Pandemics and response to pandemics impact financial performance of the organisation Type of risk and strategic impacts Underlying vulnerabilities and triggers Related strategic objective Instrumental in building pandemic-resilient ecosystems Capitals affected Human, intellectual, social and relationship Board oversight committees Social, Ethics and Sustainability Committee; Risk Committee; Audit Committee; and Safety and Health Committee. The Chief Regional Officers are ultimately responsible for mitigating against this risk. 1. Labour intensive mines 2. Geographic concentration of production 3. High fixed cost 4. Employees living in informal accommodation/settlements 5. Uncertain country response to a pandemic 6. Supply chain dependence 7. Supply-demand impacted 8. National/regional/global pandemic 9. National/regional/global pandemic-like event, e.g., war, climate change 10. Slow to react appropriately when pandemic-like events identified OPERATIONAL I ECONOMIC I FINANCIAL I SOCIAL Consequences Current control Planned control enhancement 1. Insufficient liquidity and cash flow 2. Decreased productivity 3. Limited cash inflow to offset fixed/committed outflows during a pandemic 4. Elevated leverage 5. Employee financial hardship 6. Higher costs of onerous pandemic health requirements 7. Demand destruction The following controls are in place 1. Conservative financial policies 2. Capital allocation framework 3. Revolving credit facilities and other sources of liquidity (overnight facilities) 4. Well-constructed debt maturity profile 5. Lessons learnt during COVID-19 6. Commodity and geographical diversification Commodity and geographical diversification MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 64

PURSUING OPPORTUNITIES In business, every risk comes with opportunity and vice versa. It is incumbent on leadership not only to mitigate against risk but also to convert opportunities into profits and value creation. Broadly, our focus on ESG and green metals is our strategic pivot to embrace the new green economy and to supply the primary resources it demands. Opportunity Considerations 1. Commodity applications and energy solutions to address climate change and the environment This theme is woven throughout the report and is addressed by our green metals strategy, which is to build a Unique global portfolio of green metals and energy solutions that reverse climate change as a key strategic differentiator in our refreshed corporate strategy. While we expect vehicle electrification to proceed on an exponential trajectory, shortages of critical battery metals are likely to cap the rate of electrification of the global vehicle fleet in the second half of this decade. This will create the need for decarbonisation alternatives such as synfuels extending the life of internal combustion engine vehicles in support of a low carbon economy, with major implication for PGM demand. We expect that an eventual decline in combustion engined vehicles will be compensated by tougher emissions standards, i.e. increased loadings compensating for decreasing volumes. High-capacity stationery batteries will be increasingly required in a renewable energy economy using a range of alternative technologies and mineral requirements. While lithium ion is currently preferred for most bulk energy storage applications as it is well proven, it is not the ideal solution as other battery technologies have preferable characteristics in these applications. Vanadium redox flow and other technologies are exciting prospects with significant potential. A further exciting development that is gaining traction is green hydrogen, which we expect will impact demand for our metals from midway through this decade and sustain it for decades to come. Our exposure to iridium is an excellent opportunity as polymer electrolyte membranes (PEM) become a standard electrolyser technology for generating green hydrogen and fuel cells will create substantial new platinum demand. Our acquisitions and partnerships at Keliber, Sandouville and New Century have launched our pivot to capitalise on these opportunities with substantial further progress expected to expand our involvement in new energy opportunities. We are also engaging in market development initiatives to stimulate new applications for the strategic commodities in our portfolio. 2. Strengthening the role of investment commodities in the global monetary system The role of gold as an investment commodity providing stability to the world’s financial systems continues to be demonstrated despite the challenges from alternative digital financial instruments with limited or no solid backing for their value. The crypto currency developments in 2022 have aptly demonstrated they do not represent a viable alternative being subject to extreme volatility. As the global economy navigates challenging times with the battle on inflation steadily being won through an interest rate hiking cycle that is close to peaking, gold is likely to gain renewed emphasis as a preferred investment medium. Further, gold is a credible asset class that can be accredited under responsible mining standards, with the traceability to source that can be provided through the application of blockchain tokens. The World Gold Council’s work on Gold247 to promote integrity, accessibility and fungibility through gold backed digital tokenisation is expected to invigorate gold in broader markets with our investment in Glint (a global gold-based payments platform) also speaking to this opportunity. While traceability and ESG accreditation functionality may lag relative to stakeholder expectations for commodities with industrial applications, this is an increasingly important market imperative to realise gold’s opportunities as a favoured investment medium. 3. Critical mineral value chain partnerships On the back of the successful partnership with DRDGOLD (a commercially smart environmental clean-up operator) that leverages our gold tailings resources in South Africa, we are extending the model of strategic partnership into a number of other areas as an effective pathway to growth in new business areas. This provides flexibility and optionality for us to become involved as a partner in newly emerging value chains that are under development to meet rapidly evolving market requirements. Recent strategic partnerships include a 30% stake in Keliber that we extended to a controlling majority stake during 2022, a 20% stake in New Century Resources that has also been increased to majority holding early in 2023, and a 50% interest in the joint venture with ioneer to develop the Rhyolite Ridge project along with a 7% investment in ioneer. We have also initiated collaborative market development exercises for critical commodities and taken up stakes in energy solution businesses through our BioniCCubE portfolio to leverage off our green metals. Our strategic partnership model to secure meaningful involvement in coherent value chains, is an important element in our strategic differentiator to Build pandemic-resilient ecosystems. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 65

Opportunity Considerations 4. Africa as an emerging source of critical minerals While South Africa’s investment climate remains constrained by a broad range of challenges, several African countries have taken active measures to create an environment conducive to attracting foreign investment in mining. Across the African continent, there are plentiful untapped minerals resources and established mineral industries in need of reinvigoration that contain critical minerals required to meet the world’s low carbon economy requirements, with Zambia affording a prime example. With Africa uniquely positioned between the western and eastern worlds, there is significant contestation between major world powers to gain control of Africa’s resource base. This shapes substantial opportunity for companies with their roots in Africa to discharge meaningful roles in realising value from the mineral resources. Despite unreliable bulk services, high levels of crime and corruption, regulatory uncertainty and socio-political instability that create an elevated hurdle rate for investment, South Africa is still a rich source of mineral resources with significant untapped potential and limited competition for the available resources. Limited prudent investment in organic growth is justified, with our capital investments in Burnstone (gold), K4 and Klipfontein (PGM) continuing to represent sound business cases, along with commitments to captive energy supply for our operations. Should a more favourable socio-political environment develop through meaningful reform in line with the intensive business advocacy that is being pursued, substantial additional investment could be liberated in opportunities with returns that would then exceed a lower investment hurdle rate. 5. Stakeholder sentiment and regulatory frameworks We have long recognised that companies with good sustainability and ESG credentials deliver superior financial returns to their shareholders in addition to the superior shared value that they deliver to all stakeholders as a Force for Good. This has been particularly critical in mining that has attracted a reputation for being extractive and harmful to people and the planet. With the recognition growing that strategic green minerals are critical in the war on climate change and atmospheric pollution, a significant shift in stakeholder and regulatory attitudes is in progress. While expectations around upholding stringent standards for responsible mining remain intact, social sentiment towards mining has improved with regulatory support mechanisms, including preferential funding and incentives, starting to be enacted. For mining corporations that are committed to strong sustainability and ESG frameworks, these developments represent a significant opportunity to establish activities in jurisdictions where significant obstacles to permitting were encountered. Securing recognition from stakeholders and regulators for our business activities as a Force for Good allows us to capitalise most effectively on these opportunities. 6. Becoming a digital- first organisation Intelligent advances continue to progress at a remarkable pace enabling substantial opportunities for change in work practice that afford improved effectiveness and efficiency, along with digital tools for the augmentation of human performance. Following the trigger of the COVID-19 pandemic to adopt remote working arrangements, the quality of virtual interaction has improved allowing for new ways of working to be adopted as a sustainable approach. While safeguards with appropriate guidelines are required to protect against pitfalls, embracing virtual engagement as the basis for a substantial majority of our internal and external interactions is conferring substantial advantages both to the company as well as to our employees, particularly in a geographically distributed organisation spanning multiple time zones. We are also mindful that digital-first working arrangements will remove some of the barriers that inhibit realisation of our diversity and inclusion aspirations. Full adoption of a human resources culture and related work practices that leverage the advantages of virtual working presents substantial opportunity for improved effectiveness and quality of life. We also continue to see rapid improvement in digital tools, with the emergence of generative artificial intelligence into mainstream application representing a significant step in 2022. While we have piloted applications and successfully applied digital tools to enhance safety, productivity, the working environment and ESG compliance, we recognise that more intense and widespread adoption of the digital technologies that are becoming available affords substantial untapped opportunities in support of our Inclusive, diverse and bionic strategic differentiator. MANAGING OUR RISKS AND OPPORTUNITIES WITHIN THE EXTERNAL ENVIRONMENT continued IR - 66

HOW STRATEGY INTERFACES WITH RISKS AND OPPORTUNITIES Strategic differentiators Related strategic risk Related opportunity Recognised as a force for good a a aa a a a a aa 1, 3, 5 Inclusive, diverse and bionic a a aa a aa 6 Building pandemic- resilient ecosystems a aa a a a a aa a a 3, 5 Unique global portfolio of green metals and energy solutions that reverse climate change aa aa aa a a 1, 2, 4, 5 Risk 1: Energy Availability Risk 2: Failure to enable resilient communities Risk 3: Inability to fund expansion Risk 4: Failure to grow in targeted commodities and regions Risk 5: Not generating sufficient returns to deliver on force for good strategy Risk 6: Impact of climate change Risk 7: Diverse stakeholder relations Risk 8: Working in and developing homogenous ecosystems Risk 9: Lack of technical and operating capability Risk 10: Financial impact of a pandemic Double ticks (aa) in this table represent primary linkages, with a single tick (a) representing secondary linkages 1 Opportunity 1: Commodity applications and energy solutions to address climate change and the environment 2 Opportunity 2: Strengthening the role of investment commodities in the global monetary system 3 Opportunity 3: Critical mineral value chain partnerships 4 Opportunity 4: Africa as an emerging source of critical minerals 5 Opportunity 5: Stakeholder sentiment and regulatory frameworks 6 Opportunity 6: Becoming a digital-first organisation IR - 67

Risk 1: Energy Availability Risk 2: Failure to enable resilient communities Risk 3: Inability to fund expansion Risk 4: Failure to grow in targeted commodities and regions Risk 5: Not generating sufficient returns to deliver on force for good strategy Risk 6: Impact of climate change Risk 7: Diverse stakeholder relations Risk 8: Working in and developing homogenous ecosystems Risk 9: Lack of technical and operating capability Risk 10: Financial impact of a pandemic Strategic essentials Related strategic risk Related opportunity Ensuring safety and wellbeing a a a a aa 5 Prospering in every region in which we operate aa a a a a a a aa a 2, 3 Achieving operational excellence and optimising long- term resource value aa a a a a a a aa a 2, 4 Maintaining a profitable business and optimising capital allocation a aa a a a a a aa 2, 4 ESG embedded as the way we do business a a a aa a a a 3, 5 Double ticks (aa) in this table represent primary linkages, with a single tick (a) representing secondary linkages 1 Opportunity 1: Commodity applications and energy solutions to address climate change and the environment 2 Opportunity 2: Strengthening the role of investment commodities in the global monetary system 3 Opportunity 3: Critical mineral value chain partnerships 4 Opportunity 4: Africa as an emerging source of critical minerals 5 Opportunity 5: Stakeholder sentiment and regulatory frameworks 6 Opportunity 6: Becoming a digital-first organisation HOW STRATEGY INTERFACES WITH RISKS AND OPPORTUNITIES continued IR - 68

OUR MATERIAL MATTERS Material matters are those that can substantively affect the organisation’s ability to create value over time. Material matters are also about disclosing information which focuses on the needs of primary stakeholders. According to the Global Reporting Initiative our reporting should cover topics that reflect our impacts in terms of economic, environmental and social (inclusive of human rights) issues. Embedding and considering ESG impacts is essential to Sibanye-Stillwater’s business. Our outside-in approach to sustainability means focusing on known social and environmental issues, as well as on emerging trends to protect and enhance shared value. We also have an inside-out approach to managing the Group’s societal and environmental impact over the short, medium and long term. It is through this approach that we consider the purpose of Sibanye-Stillwater and how we create value for stakeholders, noting that value creation can be viewed from different angles, such as purpose, profitability, competitive advantage, operating excellence and innovation of the Group, as well as its social licence to operate. Thus, determining material matters involves multifaceted consideration which includes input from stakeholders (including investors, as well as other primary stakeholders interested in our disclosures). Feedback from each stakeholder was summarised by our employees who work closest with them, with priority being given to elements of the feedback including concerns, the Group’s effort to address the highlighted concerns and then suggested opportunities or suggestions raised by stakeholders. Additionally, we contracted Deloitte – as an independent party – to facilitate a materiality workshop in the last quarter of 2022. Featuring the C-Suite, senior executives, and operational and functional specialists, the workshop addressed the summarised stakeholder feedback, as well as other issues from a largely double materiality perspective, with the initial list of issues further reduced by the C-Suite. Final approval of the list was given by the CEO and the CFO. K4 SA PGM Marikana IR - 69

OUR PROCESS OF DETERMINING MATERIAL ISSUES STRATEGIC FOCUS The starting point to our workshop is reflecting on our purpose, vision, values, and strategy. We considered materiality against our three-dimensional strategy, following the changing context of business, stakeholders’ feedback and emerging trends on the global front. ESG is a key theme (and a strategic essential) in all this and is therefore given primary emphasis in discussions about materiality. DEFINING MATERIALITY The double materiality theory has been unpacked during the workshop. Different materiality definitions were considered. Materiality relevance from the Group’s financial materiality level was discussed, as per the IFRS S1 Practice Statement 2 (see Annual financial report, note 1.2, available at &cedil; www.sibanyestillwater.com/news-investors/reports/ annual). Global macro-economic environment, the sector and the various ecosystems making up the value-chain of economies were discussed. The enterprise value lens was applied in considering the positive and negative impacts on the economic, society and environment. STAKEHOLDERS Noting the plethora of reporting frameworks and definitions to materiality the discussions were refined by considering the primary stakeholders of an integrated report. External stakeholder perspectives and peer group analysis were used as a validation process to material matters. It included peer group analysis highlighting the ‘war on talent’ to be considered as a material matter. The analysis also indicated that the material issue of ‘macro-trends’ has not necessarily been part of the historical material matters of Sibanye-Stillwater. “Part of the answer is that they’ve conceptualised climate change, energy supply and consumption with a much broader view of how it impacts the business because it has a systemic impact on many aspects of our business. Part of that is it shapes the macro trends in terms of the technologies, the commodities that are going to be needed. It's primarily the long-term part, but climate change is the biggest single driver for what commodities we need to produce and the energy solutions one need to be involved in to remain relevant in the longer term,” says one of the workshop participants. ESG analysts reviews highlighted material topics of workplace safety, socio-political context associated with unrest and energy as well as water management. Various analysis of stakeholder consumption of company information indicated that digital-first is key, safeguarding employees and strong balance sheet are all important matters. Media analysis, tracking more than 320,000 online editorial sources and global social media platforms were considered as part of the inputs to the workshop. Also, part of the inputs to the workshop considered the ongoing engagement Sibanye-Stillwater have throughout the year with multiple stakeholders. A survey circulated pre-workshop asked workshop participants their perspective and engagement with stakeholders what they see as material to the stakeholders. The survey highlighted the material matters per stakeholder group as per the Umdoni tree, the results of the survey informed the material matters list. RISKS AND OPPORTUNITIES The Group risk registered and risk movements from the previous year were discussed in the context of material matters. Sectorial risks and trends indicated good correlation between previous identified material matters, risks and opportunities. The workshop participants had the opportunity to rank the opportunities previously disclosed to market as well as indicate emerging opportunities being considered. VALUE DRIVER ALIGNMENT AND RANKING The value drivers and the business model were considered as the assessment of the material matters were refined. The material matters were listed by considering all the different inputs and reviews that formed part of the workshop. The workshop participants ranked and scored of the material matters with further C-suite refinement resulting in the most material matters list for 2022. OUR MATERIAL MATTERS continued IR - 70

MATERIAL MATTERS RELATIONSHIP MAP This relationship map demonstrates material matters in relation to our opportunities as defined on &Atilde; page 65 (X-axis) and our top risks &Atilde; page 57 (Y-axis). The material matter can be linked to more than one risk or ESG theme, but the map demonstrates the most obvious link. The colour1 of the circle of each material issue is representative of the four sustainability themes. Develop a climate change resilient business Embedding human rights and ethics: Inside and out Data driven and considered decision-making Entrenching long term economic sustainability: Integrated post-mining economy Workplace safety Processing and particularly underground mining involve (rock mass management, high temperatures, equipment and/or people intensive). Therefore, it is crucial that we focus on real risk reduction and blocking the path to death. The Zero Harm framework has a risk approach that includes institutionalising our controls, behaviours and management routines. Indicators assured: number of fatalities; total recordable injury frequency rate, &Atilde; page 281 See Continuous Safe production, page 126 Our strategic foundation Strategic essential: Ensuring safety and wellbeing Licence to operate Without a licence to operate we cannot undertake our business activities as a multinational mining Group. ‘Licence’ refers to both regulatory licence and social licence. It goes without saying that we operate within complex regulatory environments across geographies, wherein we must keep abreast of dynamic social concerns and changes in the regulatory landscape. We are unwavering in our adherence to legislation, regulations and codes. Indicators assured: total approved social and labour plan project spend, total B-BBEE procurement spend, &Atilde; page 281 See Corporate governance, page 19, and Socioeconomic development, page 215 Strategic essential: Prospering in every region in which we operate Material issue For more information, &Atilde;&#9; Strategic essentials and differentiators OUR MATERIAL MATTERS continued IR - 71

Profitability Operations achieved lower production levels in 2022. Lower PGM prices, and sociopolitical instability in South Africa (a factor in load curtailment and copper cable theft) as well as the floods at the US PGM operations had their impact. Wage negotiations and current skills shortages all impacted our ability to remain profitable. In spite of this, we returned a sizeable profit and declared a good dividend to our investors. Profitability of the Group and achieving our long-term vision is effected by various factors: inflationary pressures, rising expectations from stakeholders, as well as the external macroeconomic ‘grey elephants’. Audit of consolidated financial report(AFR) See Chief Financial Officer’s report, pages 92 and 93 Strategic essential: Maintaining a profitable business and optimising capital allocation Sociopolitical instability in South Africa Although Sibanye-Stillwater has a global footprint, we are still a South African-based business and are nested within the society here. While South Africa’s laws are fair and just and aim to uplift disadvantaged communities, there is often a lack of institutional capacity to enforce legislation. There is also the threat of a regulatory environment not ideally designed to attract investment. That said, Sibanye-Stillwater is dedicated to being part of the solution for the country’s challenges, to participating in socioeconomic recovery and to investing in the sustainability of post-mining communities. Indicators assured: total socioeconomic development (SED) spend, total approved social and labour plan project spend, total B-BBEE procurement spend, &Atilde; page 281 See Socioeconomic development, page 215; Continuous safe production, page 130 and Managing our risks and opportunities within the external environment, page 58 Strategic essential: Prospering in every region in which we operate Water management and energy supply Our dependence on water and energy poses a risk to the sustainability of our daily operations. In South Africa, our reliance on Eskom and their carbon intensive electricity is a growing risk. Challenges in water and energy are also opportunities for us to improve environmental conditions, specifically relating to energy. Our response is to build a unique portfolio of green metals and energy solutions. Water management is performed at operational level, where the different water footprints and risks at each region require their own unique approach and mitigation measures. Indicators assured: electricity consumed, diesel usage, municipal water consumption, &Atilde; page 281 See Minimising our environmental impact, page 185, 191, 195 and Managing our risks and opportunities within the external environment, pages 45 and 57 Strategic essential: ESG embedded as the way we do business Talent management and core skills The general shortage of high-end mining skills impacts our ability to optimise efficiency. A highly-competitive market for technical skills and difficulty attracting and retaining key talent would challenge the execution of our growth strategy. Therefore, strategies to widen the talent pool and create an environment in which people can thrive, are key. We recognise that each employee supports dependants (in South Africa a single employee could be supporting as many as 10 dependents) and there is a multiplier effect of up and downstream job creation. Therefore, our ability to impact skills is crucial in supporting community resilience. Indicators assured: total socioeconomic development (SED) spend (this is inclusive of HRD) &Atilde; page 281 See Empowering our workforce, page 149 and 161 Strategic differentiator: Inclusive, diverse and bionic Macroeconomic and geopolitical volatility We are part of a complex value-chain that spans geographies. Geopolitical volatility in Eastern Europe has driven up prices of commodities. We are also vulnerable to interruptions in our supply chain, perhaps caused by geopolitical ructions. Demand for PGMs is dependent on industry growth and automotive manufacturing. Therefore, it is important to build resilience across our operations, our communities, and our supply chains. See Managing our risks and opportunities within the external environment, page 44 Strategic differentiator: Building a pandemic resilient ecosystem Material issue For more information, &Atilde;&#9; Strategic essentials and differentiators OUR MATERIAL MATTERS continued IR - 72

Climate change Climate change is a defining issue of our time. The challenge of climate change involves considering both mitigation (reducing GHGs) and adaptation (adjusting to expected impacts of climate change). While climate change presents a risk to Sibanye-Stillwater, it creates business opportunities through the technologies required in a low carbon economy. Thus, one of our strategic differentiators commits us to being a Unique portfolio of green metals and energy solutions that reverse climate change. Indicators assured: total CO2e emissions: Scope 1, 2 and 3, &Atilde; page 281 See Minimising our environmental impact, pages 185 and 187; Managing our risks and opportunities within the external environment, pages 42 and 61 Strategic differentiator: Unique global portfolio of green metals and energy solutions that reverse climate change Culture and values Culture and values are at the heart of all that we do. The values are enshrined in our Code of ethics and form the basis of the organisational growth and culture rejuvenation programme. A values-based culture is one in which the universal application of rules and standards are at play. As such, achieving a values-based culture through aligned leadership and trust has various knock-on benefits: enhanced compliance in safety and risk; retaining top talent; better alignment to the growing demands of ESG. See culture assessments, &Atilde; page 152 See Empowering our workforce, page 149 and 152 Our strategic foundation Innovation and digital evolution Technology, digital evolution and innovation is a key enabler to our three-dimensional strategy. Innovation is core to the delivery of our strategy and is reflected in the addition of the i (for innovation) in our iCARES strategy. As a digital-first organisation, Sibanye-Stillwater aims to uphold global best practice in digital technology adoption, while mitigating against ICT risks. This material matter is about the need to stay competitive and to reshape the way we work if needs be, as reflected in the strategic differentiator Inclusive, diverse and bionic. Research and development remains a priority. &Atilde; See research and development partnerships, strategic initiatives and future focus, page 173 - 177 See Harnessing innovation, page 172 Our strategic foundation Capital allocation A disciplined focus on capital allocation is essential to operational excellence and long-term value creation. The disciplined application of our capital allocation framework also relates to our green metals strategy and to our commitment to good governance. Noting that governing oversight of capital allocation is prioritised at Board level that seen the approval to capital projects at Burnstone and K4 shaft as well as approved capital expenditure on Keliber. Sound financial decision-making structures and mechanisms are essential for the Group to manage costs and ensure long-term sustainability. See &cedil; Audit of consolidated financial statements, AFR See Chief Financial Officer’s report, page 93 and 95 Strategic essential: Maintaining a profitable business and optimising capital allocation Gender diversity and transformation Mining remains a male-dominated industry, owing to the nature of underground work, dependent on physical strength. The strategic differentiator Inclusive, diverse, and bionic speaks to embracing a culture of inclusivity and to harnessing the power of diversity in all its forms. We contribute to this end by enabling and supporting female employees at Sibanye-Stillwater and promoting a more inclusive environment fostering appreciation for broad perspectives. Indicators assured: HDP representation: Top, senior, middle and junior management, &Atilde; page 281. See Empowering our workforce, pages 149 and 156 Strategic differentiator: Inclusive, diverse and bionic Material issue For more information, &Atilde;&#9; Strategic essentials and differentiators OUR MATERIAL MATTERS continued IR - 73

ENGAGING WITH OUR STAKEHOLDERS WHAT WE DID IN 2022 SUCCESSES • Socioeconomic profiling of our communities in South Africa • Building a coalition of development partners and funders in Marikana • Measuring our social impact in South Africa • Collaborative stakeholder support during Montana flooding CHALLENGES • Trust deficit which hinders effective engagement and creation of shared value • Diverse stakeholder perspectives and expectations The canopy of our Umdoni tree denotes our stakeholders Our iCARES values and Stakeholder engagement policy statement (&cedil; www.sibanyestillwater.com/sustainability/reports-policies/) guide our approach to engagement. Our commitment to trust and transparency with stakeholders is part of our business ethos. Our vision is to be a leader in superior shared value for all stakeholders. As per our Umdoni tree icon, our stakeholders (and what our relationship with them promises) are: government (economic value), customers (assured product), suppliers (fair market access), employees (better lives), organised labour (membership), communities (upliftment), shareholders (total returns), environment (clean water, air, land). In 2022, we continued to build a social compact with stakeholders at our South African operations as we endeavour to emulate aspects of the Good Neighbor Agreement (GNA) in the US. In the 22 years of the GNA’s existence, there has been no formal conflict, no arbitration, and no environmental litigation – a significant achievement for any mining company. 2 See fact sheet, The Good Neighbor Agreement. We also believe we can only improve our stakeholder relationships by responding to local sensitivities or crises. In June 2022, our US Stillwater mine was severely affected by a significant flooding event. Our employees at the Stillwater mine site provided refuge and support to campers arriving from the nearby Woodbine camp ground. We collaborated with all stakeholders in the area, including landowners, community members, and local and state authorities to effectively restore infrastructure and services. At our SA operations we recently signed an agreement with Gift of the Givers Foundation (a disaster response NGO) to provide support should unwanted events (e.g., flooding) occur at our operations. Stakeholder relations are an important matter to Sibanye-Stillwater and we will always take our decisions to benefit our stakeholders by considering the impact on other stakeholders and the long-term sustainability of our operations. To illustrate • K4 at the SA PGM operations hoisted its first tonnes in May 2022, since the resumption of the project. This project will create significant value for all stakeholders, providing over 4,000 direct jobs over its operating life and create opportunities for local businesses, help develop SMMEs, and promote skills transfers for local communities • Inflation linked wage agreements to promote longer term sustainability to ensure shared value to more than one stakeholder • In January 2022 we reached an agreement with Anglo American Platinum to fully consolidate Kroondal operations under the Rustenburg operations. This will enable efficiencies in extraction and infrastructure, doubling the life of the operations. This will not only sustain employment and community development but will ensure significant value creation for all stakeholders • Our battery metals strategy is primarily focused on the US and EU regions in recognising the developing need for battery metals for the transition towards electrification of their automotive industries. We have been encouraged by the US Department of Energy’s support for the development of the Rhyolite ridge project We also consider the environment to be a stakeholder (sharpening our focus on environmental matters). We partnered with the Endangered Wildlife Trust and National Business and Biodiversity Network, in using the Biological Diversity Protocol to show our biodiversity footprint in terms of hectare equivalent. &Atilde; See Minimising our environmental impact, page 209. IR - 74

Nature of relationship in 2022: Constructive I CORDIAL I Strained COMMUNITIES: SA Why we engage Related strategic differentiator Recognised as a force for good Related residual risks • Vulnerability of stakeholders to climate change • Diverse stakeholder expectations • Misaligned community expectations (SA PGM operations) • Illegal mining (SA gold operations) Related opportunities • Strategic partnerships • ESG as an investment imperative Related material matters • Licence to operate • Sociopolitical instability in South Africa • Talent management and core skills South African, companies face pressure from communities to deliver socioeconomic opportunities. Increasing community pressure is partly due to historical disparities, poor delivery of basic services, social infrastructure challenges and high levels of unemployment. Communities protests often disrupt operations We engage with our communities to ensure that we manage the social risks and deliver tangible value for communities by 1) helping them take advantage of available opportunities that we offer; 2) learning from them how we can help to expand socioeconomic opportunities; 3) planning for post-mining economies by considering the socioeconomic conditions once a mine has reached end of life. We conduct research and engage with representatives of the various communities to understand their legitimate needs and expectations. We also have a complaints/grievance mechanism in place for communities to raise concerns. How we engage Material issues to both parties in 2022 What we are doing to enhance the quality of our relationship Our primary methods of engagement are • Meetings with stakeholders (workshops and training sessions) • Open days • Pitso – a Sotho word for traditional assembly or gathering • Written communications (reports and letters) • Data-free digital information app, Ulwazi • Local media The principal issues of concern for stakeholders remains the perceived lack of procurement opportunities for local suppliers, and demands for employment. See the detail on our community grievances at the end of this section. We have an open-door policy to stakeholders and attempt to be as proactive as we possibly can in dealing with issues that are pertinent to them. We have also completed socioeconomic profiles in all our operating regions (per municipality) in order to better understand the dynamics of the ecosystems in which we operate. Our Stakeholder perception and satisfaction index (instituted early 2022) takes the temperature on attitudes toward the Group. The Letsema Process (facilitated by Reimagine South Africa) continues to foster regular and transparent engagement at Marikana. ESG awareness is a standing item in community engagement forum agendas. We instituted a broad-based livelihoods (BBL) programme, which promotes self-sustaining food security programmes. We also initiated a capacity support programme for municipalities; which started in 2022. OUTLOOK Sibanye-Stillwater will continue to build on a foundation of trust by demonstrating the positive impact of its shared value, and by supporting constructive partnerships between government, business, labour, and doorstep communities; partnerships that are underpinned by a respect for the rule of law and the furtherance of democratic norms. ENGAGING WITH OUR STAKEHOLDERS continued IR - 75

Nature of relationship in 2022: CONSTRUCTIVE I Cordial I Strained COMMUNITIES: US Why we engage Related strategic differentiator Recognised as a force for good Related residual risks • Failure to enable resilient communities • Diverse stakeholder expectations • Not generating sufficient returns to deliver on Force for good strategy • Failure to grow in targeted commodities and regions • Working in and developing homogenous ecosystems • Non-compliance with relevant laws, regulations, adopted • non-binding rules and guidelines (including amendments) Related opportunities • Strategic partnerships • ESG as an investment imperative Related material matters • Licence to operate • Water and energy management • Climate change Our US operations are located in a pristine region of the state of Montana. Our mining and processing activities impact nearby landowners and our rural communities. It is on this basis that we regularly engage with the local residents of Sweet Grass country, in which our East Boulder mine is located and Stillwater County, where our Stillwater mine is located. In 2000 an agreement between the US operations, the Northern Plains Resource Council, the Stillwater Protective Association and the Cottonwood Resource Council was reached through a GNA. It remains a legally-binding agreement holding us to a higher environmental standard than is required by federal and state regulation. The GNA can be utilised as a vehicle for dispute resolution and positive stakeholder engagement. How we engage Material issues to both parties in 2022 What we are doing to enhance the quality of our relationship Our engagement methods include: • Town hall engagements • GNA routine interactions • Local platforms such as TEDxBillings • Workplace safety • Talent management and core skills • Climate change • Emergency preparedness • Environmental impacts • A stakeholder engagement map and engagement process formalised, as aligned to the Initiative for Responsible Mining Assurance (IRMA) requirements • Community giving team committed to support charitable and non-profit interests OUTLOOK The relationship with our US community stakeholders, as well as with the neighbouring landowners is anticipated to remain constructive as we continue to be guided by the tenets of the GNA. ENGAGING WITH OUR STAKEHOLDERS continued IR - 76

Nature of relationship in 2022: CONSTRUCTIVE I Cordial I Strained EU COMMUNITY AND EMPLOYEES Why we engage Related strategic essential and differentiator Prospering in every region in which we operate; Unique global portfolio of green metals and energy solutions that reverse climate change Related residual risks • Diverse stakeholder expectations • Not generating sufficient returns to deliver on Force for good strategy • Failure to grow in targeted commodities and regions • Working in and developing homogenous ecosystems • Non-compliance with relevant laws, regulations, adopted non- binding rules and guidelines (including amendments) Related opportunities • Strategic partnerships • ESG as an investment imperative • Commodity application to help to address climate change, energy and transport and air pollution Related material matters • Workplace safety • Talent management and core skills • Licence to operate • Climate change As Sandouville recapitalisation is gathering momentum, and prospects are good for establishing PGM and in time battery metals recycling operations on a meaningful scale in Europe. We understand the importance to continued engagement with our host community, particularly in the city of Le Havre. We acquired an 85% interest in Keliber and received the permits to advance the Keliber lithium project; with construction of the refinery commencing in 2023. It is important to keep engaging with communities from western Finland, in central Ostrobothnia, as the hosts to our operations. How we engage Material issues to both parties in 2022 Our response and strategy to enhance the quality of our relationship In the case of Sandouville (France), our stakeholder engagement includes winning over the trust of employees for their new employer. This is being achieved through meetings, trainings, and negotiations. Sandouville management is also engaging with stakeholders (particularly in the host city of Le Havre) to promote the reputation of the Group. Keliber identifies those who are affected by it’s operations and ensures adequate information is communicated. When planning significant changes we collect views beforehand. We actively collaborate with our stakeholders. We want to be a neighbour and partner who is open and engages in discussion. We seek solutions and dialogue, even on difficult issues. • Workplace safety • Profitability • Talent management and core skills • Culture and values • Water management • Safety measures • Talent attraction, development and retention • Community management, • CO2 emissions management • Biodiversity; and economic contribution • Key leaders from the Group visited Sandouville and met with employees, unions, and management • Local management (on behalf of the Group) negotiated a branch collective agreement in Le Havre • Participated in the job fair in Le Havre • Local management promoted the Group to stakeholders, including Chimie, Carbon Capture and Storage or Collective Consciousness Society (CCS), and Synerzip • Maintain membership of industry bodies (metallurgy and chemicals), and involve unions in all important decision-making • Public consultation events held • Participated in media events and seminars OUTLOOK Enhance engagements in the new jurisdictions of operations to co-create superior value for all stakeholders. ENGAGING WITH OUR STAKEHOLDERS continued IR - 77

Nature of relationship in 2022: CONSTRUCTIVE I Cordial I Strained EMPLOYEES AND ORGANISED LABOUR Why we engage Related strategic essential and differentiator Ensuring safety and wellbeing; Recognised as a force for good Related residual risks • Diverse stakeholder expectations • Working in and developing homogenous ecosystems • Not generating sufficient returns to deliver on force for good strategy • Lack of technical and operating capability • Financial impact of a pandemic Opportunities • Digital-first organisation embracing modernised work system • Organic growth in a conducive South African investment climate Material matters • Workforce safety • Licence to operate • Sociopolitical instability in South Africa • Talent management and core skills • Culture and values Sibanye-Stillwater employs 84,481 people at its operations. As part of sound Human Resources practices and constructive relationships with unions, it is imperative we build trust and understanding with employees through engagement. How we engage Material issues to both parties in 2022 Our response and strategy to enhance the quality of our relationship The WeAreOne app is our digital platform for engaging with employees. Further methods include • Face-to-face or virtual engagement/ meetings • Company briefs • Text messages • Podcasts We engage with recognised trade unions through • Formal meetings • Regional meetings, every quarter Various options, formal and informal, are available to employees to raise concerns or to log a grievance. As part of our culture, and particularly as it relates to safety, we encourage employees to speak up and express themselves. • Creating a values-based organisational culture • The target of zero harm has yet to be achieved; a safe and healthy working environment remains a pressing concern for both parties • Working conditions and wage negotiations (Including the right of collective bargaining, freedom of association and adherence to collective agreements) • Diversity, equity and inclusion (to be non- discriminative in respect of employment and occupation) • Group-wide culture growth programme, the aim of which is to unite and align employee behaviours and actions behind a shared, values-based culture • Safety awareness and philosophy embedded through moral commitments to critical controls, critical life-saving behaviours and critical management routines (&Atilde; See Safe production, page 126) • Quarterly employee updates are provided by EVPs in operations; strategic conversations are held by the C-suite to allow for interaction on performance and strategic focus areas OUTLOOK The nature of engagement with employees and organised labour remains cordial. ENGAGING WITH OUR STAKEHOLDERS continued IR - 78

Nature of relationship in 2022: CONSTRUCTIVE I Cordial I Strained INVESTORS AND CAPITAL PROVIDERS Why we engage Related strategic essential and differentiator Ensuring safety and wellbeing; Maintaining a profitable business and optimising capital allocation Related top residual risks • Energy availability • Inability to fund expansion • Failure to grow in targeted commodities and regions • Not generating sufficient returns to deliver on force for good strategy • Financial impact of a pandemic Opportunities • Strategic partnerships • Strengthening the role of investment commodities in the global monetary system Our material matters • Workplace safety • Profitability • Capital allocation • Macroeconomic and geopolitical volatility • Climate change • Water management and energy supply It is important that we understand the requirements and concerns of investors and providers of capital and that we are aligned on our long- term vision. By understanding the requirements of our investors and capital providers, and meeting their value expectations, we grow trust in our organisation, which, in turn strengthens our access to capital. During 2022, our relationship with our investors and shareholders has remained constructive; all management proposals brought to the AGM were approved, except Ordinary resolution 16 (non-binding vote on remuneration implementation report) did not receive the requisite &gt;75% support, thus shareholders were invited to raise concerns and recommendations. The remuneration committee addressed these concerns. How we engage Material issues to both parties in 2022 Our response and strategy to enhance the quality of our relationships • Investor meetings: one-on-one and groups • Telephone and conference calls • Conferences • Formal, regular reporting • Company and regulatory announcements • Workplace safety • Market demand for our commodities • Capital allocation • Climate change • Responsible management of Sibanye- Stillwater’s financial position to ensure that we continue to meet stakeholder expectations • Investors receive regular updates relating to all material matters OUTLOOK Positive, with a focus on increasing the understanding of our new strategy and the role green metals will play in the Group. Expect to receive an increase of interest in the diversified/general investor pool. ENGAGING WITH OUR STAKEHOLDERS continued IR - 79

Nature of relationship in 2022: Constructive I CORDIAL I Strained GOVERNMENT AND REGULATORS Why we engage Related strategic essentials and differentiators Prospering in every region in which we operate; Building pandemic- resilient ecosystems Related risks • Energy availability • Failure to enable resilient communities • Failure to grow in targeted commodities and regions • Working in and developing homogenous ecosystems Opportunities • Strategic partnerships • Organic growth in a conducive South African investment climate Material matters • Workplace safety • Licence to operate • Sociopolitical instability in South Africa As a South-African based company, Sibanye-Stillwater is committed to seeing South Africa remain an attractive investment option. As a large mining corporation which aims to contribute to the fiscus, provide jobs, uplift poor communities, train people, improve infrastructure, and so on, we have a role to play in engaging with government. We do so to encourage them to bring policy certainty, and to be accountable to the needs of their people. Stringent regulatory frameworks remain in place around the permitting of mining operations in all our jurisdictions, and therefore it is important that we engage government wherever we operate. How we engage Material issues to both parties in 2022 Our response and strategy to enhance the quality of our relationship • Monthly and quarterly meetings held with various government departments; ad hoc meetings when the need arises • Written reports • Engagement is also undertaken through industry bodies such as the Minerals Council in South Africa and the National Mining Association in the US • Engagement on critical minerals strategy • Compliance and pace • Delivery on Social and labour plans commitments • B-BBEE compliance • Regulatory uncertainty • Illegal mining • Detailed project plans with defined timelines  communicated to the DMRE • Continued to work with industry bodies to solve regulatory challenges OUTLOOK Engagement with the SA government will continue at different levels: national, regional and local. Other operating regions’ engagement will continue, with the common goal to improve economic prosperity. ENGAGING WITH OUR STAKEHOLDERS continued IR - 80

Nature of relationship in 2022: Constructive I CORDIAL I Strained SUPPLIERS AND CUSTOMERS Why we engage Related strategic essentials and differentiators Achieving operational excellence and optimising long-term resource value Related risks • Failure to enable resilient communities • Diverse stakeholder expectations • Working in and developing homogenous ecosystems Opportunities • Commodity applications to help to address climate change, energy and transport and air pollution Material matters • Climate change • Culture and values • Licence to operate • Sociopolitical instability in South Africa Given increasing third-party focus on value chains, it’s important to support suppliers in improving their ESG credentials. In terms of customers, the automotive industry is our main PGM customer category. These customers are becoming increasingly concerned about their value chain and the ESG credentials of suppliers. We also need to consider our scope 3 emissions (i.e. the emissions of suppliers in delivering to us). Ideally, we want our suppliers to embrace the same values that we care about. How we engage Material issues to both parties in 2022 Our response and strategy to enhance the quality of our relationship • Frequent written, verbal and in-person engagements as required, as well as workshops for suppliers • Customers are engaged through the marketing function • Conducting annual customer surveys to ensure we are meeting requirements and improving our service • Broadening engagement with customers to include access to experts on specific topics of interest such as carbon, communities, etc. • Engagements through membership organisations such as the International Platinum Association • Supplier days (including ESG awareness supplier day) • Small, medium and micro enterprise training development initiatives • Transparency in the procurement process • Maintaining close relationship with key customers, we acquire market intelligence and an understanding of trends. • Complying with long-term supply agreements with customers • Increasing number of engagements on ESG topics, responsible sourcing, security, social topics and carbon in particular • Progressing responsible sourcing practices • The Coupa procurement system at our SA operations improves tracking, cost control and compliance, streamlining supplier registration and helping smaller players join our supply chain. &Atilde; See Socioeconomic development, page 224 • We assist companies willing to pursue empowerment transactions to enhance their B-BBEE status. • Two toll-free lines are available to report any irregularities and misconduct; these lines are independently managed to ensure confidentiality OUTLOOK Responsible sourcing is a Group sustainability priority. ENGAGING WITH OUR STAKEHOLDERS continued IR - 81

SA stakeholder grievances All operations have a grievance register and there are grievance mechanisms for employees and external stakeholders to report complaints, escalate complaints, report non-compliance, and seek redress. Complaints received can be done by phone, email, via the toll- free line, openly, directly, verbally, in writing or anonymously. In 2022, the Group attended to 171 (172: 2021) complaints relating to various categories, as outlined in the graph below. One of our ESG-related long-term incentives (LTI) performance conditions is an improvement in our stakeholder perception index, from 30% to 40%. The stakeholder perception index study was not completed in 2022 and the study will be concluded in 2023. &cedil; Also see our grievance procedure available, www.sibanyestillwater.com/sustainability/reports-policies/. PERCENTAGE (%) ALLOCATION OF THE NUMBER OF COMPLAINTS AND GRIEVANCES IN 2022 PER CATEGORY: CLOSED AND PENDING 46 45 8 10 37 2 3 7 9 8 Procurement (local SMMEs opportunities/tender process/complaints about non-local businesses) Community development Housing and infrastructure Environmental issues Recruitment opportunities Cultural heritage and land Training and skills development Safety issues (tailings and illegal mining) Health and wellness Transport and engineering Legal related matters PERCENTAGE (%) ALLOCATION OF THE NUMBER OF COMPLAINTS AND GRIEVANCES IN 2021 PER CATEGORY: CLOSED AND PENDING 28 22 17 3 5 4 8 7 2 1 3 Procurement (local SMMEs opportunities/tender process/complaints about non-local businesses) Community development Housing and infrastructure Environmental issues Recruitment opportunities Cultural/Heritage: Protection and resettlement of graves Training and skills development Safety issues (tailings and illegal mining) Health and wellness SLP compliance Legal-litigation against Founder of Lonplats Marikana Community Development trust ISSUES OPEN AND CLOSED PER OPERATIONS Issue open 2022 Issue closed 2022 Issue open 2021 Issue closed 2021 Burnstone Driefontein Kloof & Cooke Beatrix Rustenburg Limpopo Marikana Brakpan 0 10 20 30 40 50 60 70 80 ENGAGING WITH OUR STAKEHOLDERS continued IR - 82

A DECADE OF SHARED VALUE Leaves of the Umdoni tree Fruits of the Umdoni tree Represents all our stakeholders Signify the value to our stakeholders Unit 2013 2022 % change Cumulative (10 years) Employees and organised labour Employees including contractors Number 36,274 84,481 133% 84,481 Salaries and benefits Rbn 6.2 26.5 331% 158.2 US$bn 0.6 1.6 153% 11.1 Average salaries and benefits per employee R 169,708 314,201 85 % US$ 17,678 19,194 9 % Communities Invested in socio-economic development and CSI Rbn 1.0 2.3 120% 13.9 US$bn 0.1 0.1 29% 1.0 Government and regulators Taxes and royalties paid1 Rbn 0.6 10.7 1,829% 43.7 US$bn 0.1 0.7 1,031% 2.9 Shareholders Dividends and share buybacks Rbn 0.3 9.2 3,282% 41.1 US$bn 0.03 0.6 1,884% 2.8 Suppliers BEE procurement - SA specific Rbn 2.9 21.4 649% 106.4 US$bn 0.30 1.3 339% 7.4 Customers Green revenue factor % — 77 100% 77 % Environment Water used (from 2015 to 2022) 000Ml 42.0 39.4 (6) % 384.2 Water use intensity (from 2015 to 2022) kl/t treated 2.09 1.02 (51) % Company Total capital expenditure/investment Rbn 2.9 15.9 448% 72.8 US$bn 0.3 1.0 221% 5.1 Exchange rate R/US$ 9.60 16.37 71% 1 Taxes and royalties paid as per the consolidated statement of cash flows in the Group Annual financial report IR - 83

HOW WE CREATE VALUE: OUR BUSINESS MODEL INPUTS Key resources and relationships needed for value creation BUSINESS ACTIVITIES ACROSS OUR VALUE CHAIN • Primary producer of platinum, palladium and rhodium and top-tier gold producer • Meaningful progress with the growth in the EU region, increased investment in New Century and development of Rhyolite Ridge project in Nevada • Our value chain for 2022 included the mining, refining and marketing of precious metals • Majority shareholder in DRDGOLD, a specialist in the recovery of residue metal from retreatment of surface tailings • Increased exposure to circular economy through our autocatalyst recycling facility in the US • The particular combination of chemical and physical properties of PGMs, means they retain intrinsic value to end-markets. PGMs have unique catalytic properties, and high thermal resistance. Their uses of  in higher- volume industrial and medical application with iridium and ruthenium, give it them an important niche technology application • Mineral Reserves: 2022 Mineral Reserves 70.6Moz (2021:&#9;72.5Moz) • Land under management: 63,891ha in SA (2021:63,891ha) 1,089ha in US (2021: 650ha) • Volume of rock extracted: PGM 37.80Mt (2021: 39.7Mt) gold 36.17Mt (2021: 44.4Mt) • Resources consumed: – 39,441Ml water (2021: 47,649Ml) – 6.13TWh electricity (2021: 6.59TWh) – 34,985kl diesel (2021: 34,105kl) • Equity, debt and cash flow used to enhance other resource inputs • R15.9bn/US$971m spent to sustain and grow the business (2021: R12.7bn/US$862m) • Building meaningful relationships with downstream partners to meet their supply for critical commodities • An empowered workforce totalling 84,481 permanent and contract employees across the Group (2021: 84,981) • R1,077m invested at the SA operations and US$5.21m (R85.2m) at US operations in training and skills development (2021: R969m and US$5.7m) • Fatal elimination strategy focused on critical controls, critical life saving behaviour and critical management routines • Group-wide cultural transformation programme underway • Mining rights and leases and monitoring of key regulatory areas • Operational infrastructure, associated infrastructure and equipment • Production costs 2022: R95bn/US$6bn (2021: R101bn/US$7bn) • Capital expenditure (growth projects) 2022: R4bn/US$264 (2021: R3bn/US$208m) • Expenditure on sustaining the business and ore reserve development 2022: R11.6bn/US$707m (2021: R9.7bn/ US$653m) • Baseline of socioeconomic status of host communities in South Africa as input to post-mining planning • Partnerships with government on human settlements, and alternative economic programmes • Confidence from shareholders and investors • Capacity-building of local municipalities and traditional authorities • Responsible sourcing framework in place • Optimised mining and processing processes underpinned by institutional knowledge, intellectual property, company culture, and operating systems • Skills and expertise required in being one of the world’s largest PGM producers • New acquisition grows the talent pool and introduces new skills for continuous learning &Atilde; For more information on risks, see Managing our risks and opportunities within the external operating environment, page 37 IR - 84

N G OPERATING CONTEXT SENSITIVITY ANALYSIS Material matters and factors in our external business environment 2022 • Foreign currency sensitivity on borrowings – a one percentage point change in the SA rand closing exchange rate of R17.03/US$ and R18.22/€ would have changed the profit for the 2022 year by R31 million • US PGM operations royalties paid – every US$100/2Eoz oz increase in the basket price resulted in a US$9/2Eoz oz royalty increase in all-in- sustaining cost • Interest rate sensitivity – the Group had R2,424 million of borrowings, which were exposed to changes in the London Inter-bank Offered Rate (LIBOR), and a 1% change in the LIBOR rate would change the Group’s interest expense by R24 million • Workplace safety (&Atilde; See material matters 1, page 69) • Licence to operate (&Atilde; See material matters 2, page 69) • Profitability and capital allocation (&Atilde; See material matters 3 and 11, page 69) • Sociopolitical instability (&Atilde; See material matters 4, page 69) • Water and energy management and in particular the electricity supply uncertainties in South Africa (&Atilde; See material issue 5, page 69) • Talent management and core skills (&Atilde; See material matters 6, page 69) • Macroeconomics and geopolitical volatility (&Atilde; See material matters 7, page 69) • Physical and transition impacts of climate change (&Atilde; See material matters 8, page 69) • Innovation and digital evolution (&Atilde; See material matters 10, page 69) • Gender diversity and transformation (&Atilde; See material matters 12, page 69) OUTPUTS AND BY-PRODUCTS OUTPUTS1 MINING BY-PRODUCT • Platinum 1,124,891oz (2021: 1,251,708oz) • Palladium 841,330oz (2021: 1,007,495oz) • Rhodium 153,401oz (2021:165,454oz) • Gold 652,860oz (2021: 1,115,348oz)2 • 3E PGMs recycled 598,774oz (2021: 755,149oz) • Nickel 6,842tNi (2021: nil) • Tailings 41.31Mt (2021: 47.88Mt) • Waste rock 3.44Mt (2021: 3.73Mt) • Hazardous waste to landfill 30,426.5t (2021: 68,796.01t) OUR PROFIT FORMULA REVENUE STREAMS (2022) KEY COST DRIVERS • Platinum sales 13% of revenue (2021: 12%) • Palladium sales 31% of revenue (2021: 31%) • Rhodium sales 34% of revenue (2021: 35%) • Gold sales 14% of revenue (2021: 17%) • Nickel sales 3% of revenue (2021: 1%) • Ore reserve development (R6.6bn/US$406m) • Production costs (R95bn/US$6bn) • Capital expenditure (growth projects) (R4.3bn/US$264m) SOURCES OF COMPETITIVE ADVANTAGE • Geographic and product diversity; cash-generative assets • Mine-to-market PGM pipeline on two continents, including recycling • Ability to deliver strategic transactions and partnerships • Agile and adaptable leadership, with extensive experience 1 Excluding 3E recycled ounces 2 From PGM and SA gold operations HOW WE CREATE VALUE: OUR BUSINESS MODEL continued IR - 85

OUTCOMES The material impacts of our activities on our key resources and relationships l&#9;Total GHG emissions (scope 1 and 2): 6,686Mt CO2e (2021: 7.302Mt CO2e) l&#9;Carbon intensity: 0.13t CO2e per tonne milled (2021: 0.16t CO2e per tonne) l&#9;R3.4m/US$0.2m carbon tax expense (2021: R4m/US$0.3m) l&#9;One level 4 and one level 3 environmental incident (2021: 5 level 3) l&#9;8,208 Ml reduction in net water used (2021: 1,697 Ml) l&#9;6,048 hectares disturbed by our mining activities (2021: 6,042) ALIGNING OUTCOMES WITH THE SUSTAINABILITY THEMES AND SDGs 2 See supplementary information, Progressing the UN’s SDGs l&#9;Revenue R138bn/US$8.4bn (2021: R172bn/US$11.6bn) l&#9;Net cash decreased from R11.5bn/US$719m to R5.9bn/US$344m l&#9;Headline earnings of R18.4bn/US$1.1bn (2021: R36.9bn/US$2.5bn) l&#9;Share price decreased by 9% to R44.72/US$2.73 per share at year-end (2021: 18% decrease to R49.10/US$3.32 per share) l&#9;Market capitalisation (31 Mar 2023) of R104bn/US$5.9bn (2021: R169bn/US$11.5bn) l&#9;Total dividends of R9.5bn/US$578m paid/declared for 2022 (2021: R18.1bn/US$1.2bn) 2 See supplementary information, Progressing the UN’s SDGs l&#9;Tragically, there were three fatalities at the SA PGM, and two fatalities at the SA gold operations (2021: 21) l&#9;Recorded an overall decrease in the number of lost-time injuries to 668 (2021:951) l&#9;R26.5bn/US$1.6bn paid in salaries and wages to employees (2021: R26.2bn/US$1.8bn) l&#9;Focus on gender diversity has increased: 16.2% of all employees are female (2021: 14.4%) and female board members remained 31% in 2022 (2021: 31%) l&#9;At our SA operations the TB rate per 1,000 employees reduced year-on-year from 5.12 to 4.95 2 See supplementary information, Progressing the UN’s SDGs l&#9;Off-market takeover for all of the shares in New Century Resources Ltd (zinc tailings reprocessing) l&#9;Capital investment of c. R11-13bn funded through third-party power purchase agreements (PPAs) for renewable projects at SA operations; development of a diverse fleet of battery-electric and semiautonomous vehicles 2 See supplementary information, Progressing the UN’s SDGs l&#9;R120bn/US$7.3bn in total economic value distributed (2021: R140bn/US$9.5bn) l&#9;Maintained the Good Neighbor Agreement l&#9;Invested R2.3 bn/US$141m on social and labour plans and CSI (2021: R2.2bn/US$149m) l&#9;Responsible and preferential local procurement of R21,415 million (2021: R16,442m) in South Africa l&#9;R10.7bn/US$0.7bn paid in taxes and royalties (2021: R17.9bn/US$1.2bn) l&#9;Robust relations with the governments in South Africa and in the US l&#9;SA gold operations protected strike resolved after 95 calendar days (costs incurred as a result of the strike is R258 million) 2 See supplementary information, Progressing the UN’s SDGs l&#9;Invested in developing and maintaining the Group’s mining processes, operating systems and company culture, including through our investments in skills development, research and development, and increasing digitalisation of processes across our operations l&#9;Invested R125.1m in innovation and technology (2021: R55 million) l&#9;Supported 563 bursaries at tertiary level (2021: 691) (numbers inclusive of bursaries retained from previous year) 2 See supplementary information, Progressing the UN’s SDGs l Value created l Value preserved l Value eroded HOW WE CREATE VALUE: OUR BUSINESS MODEL continued IR - 86

CAPITAL TRADE-OFFS: STRATEGIC MANAGEMENT FOR OPTIMUM VALUE CREATION We recognise that there is a constant flow between and within capitals as they are created or eroded. Daily decisions which result in capital trade-offs are causal to these interdependencies. The following captures a selection of key trade-offs through which various capital stocks were enhanced or depleted through our operations. Further, the decision to select the following key trade-offs was informed by our material matters, risk universe, and 2022 strategy. Although this is not an exhaustive list, the below provides an overview of how we draw the links between our capital components that influence value creation over time. 1 Our commitment to Zero Harm overrides meeting short-term production targets • Our commitment to maintaining a safe working environment and to delivering on our aspiration of Zero Harm, underpins all our activities • Focus on leading indicators and risky behaviours means improved reporting and recording of high-potential injuries • Voluntary work stoppages are implemented when there are clearly identified risks, affirming our core principle of Zero Harm over meeting production targets • Investment of financial capital and workforce time to secure health and safety improvement and management across all aspects of our operations 2022 Strategic essential Ensuring safety and wellbeing SDGs impacted Capitals impacted l&#9;Time invested in safety training of staff l&#9;More effectively trained workforce, with an embedded safety culture l&#9;Improvements in all safety indicators with lowest fatal injury frequency rate in the Group’s history of 0.033 per million hours worked l&#9;Safeguarding the lives of our employees daily l&#9;Five fatalities despite our efforts l&#9;Potential for fewer jobs if safer technologies replace certain high-risk activities l&#9;Costs incurred from capital invested in safety programmes, initiatives, and technologies l&#9;Reduced legal stoppages (e.g Section 54s) as a result of improved safety sustains stable production l&#9;Reduced care and maintenance costs l&#9;Reduced legal liabilities and remedial costs l&#9;Safe production in line with ICMM requirements l&#9;Increased trust or perception with improved safety results l&#9;Life saving behaviour l&#9;Technical capabilities and expertise, safety certification, zero harm framework, deployment of new technology l&#9;Investment in new safe technologies l&#9;Investment in visualising of safety risks through communication technology l Value created l Value preserved l Value eroded IR - 87

2 Disrupting traditional ways of work to embrace our position as a digital-first organisation • By embracing digital-first we are making significant investments in new technologies, adopting modernised work systems, and supporting more flexible remote working patterns • Our drive to become a digital-first organisation is disrupting traditional ways of working, resulting in some potentially significant changes in terms of people, plant, and processes 2022 Strategic differentiator Inclusive, diverse and bionic Building a pandemic-resilient ecosystem SDGs impacted Capitals impacted l&#9;Substantial financial investment in technology innovation l&#9;Delivering enhanced efficiencies and creating new market opportunities l&#9;Key benefits to employees: less commuting, facilitation of transnational teamwork, access to greater pool of global talent through remote working l&#9;Improved safety, productivity and working environment through new technologies l&#9;Skills retention and attraction owing to ease-of-work and remote opportunities l&#9;Potential job losses and changes to existing tasks as digital technology replaces existing work needs l&#9;Possible erosion of in-person relationship building and personal connection l&#9;Potential to increase diversity and inclusion l&#9;Environmental benefits through enhanced operational efficiencies and productivity l&#9;Environmental cost associated with e-waste and emissions from energy-intensive data centre l&#9;Investing in technologies, systems and processes l&#9;Sibanye-Stillwater iXS technology incubation and development initiative, data security and protection l&#9;Key capacity and capability constraints limiting digital transformation l&#9;WITS University Digimine partnership l&#9;Existing plant and equipment becomes obsolete l&#9;Commitment to continuous improvement and updates maintains digital infrastructure l&#9;Global supply chain shortage impacting the availability of technology l Value created l Value preserved l Value eroded CAPITAL TRADE-OFFS: STRATEGIC MANAGEMENT FOR OPTIMUM VALUE CREATION continued IR - 88

3 Mining non-renewable mineral resources to advance our green metals strategy • To position Sibanye-Stillwater as a key resource player in the emerging low-carbon economy, we are making substantial investments in exploration, mining and acquisition through our green metals strategy • These investments and activities carry financial risks and have associated social and environmental impacts, but offer significant long-term benefits in providing the resources necessary to effect the transition to a low-carbon economy 2022 Strategic differentiator Unique global portfolio of green metals and energy solutions that reverse climate change SDGs impacted Capitals impacted l&#9;Costs incurred in investment in green metals strategy l&#9;Protecting share price through improved reputation and fulfilling the ESG agenda l&#9;Potential access to green financing l&#9;Financial sustainability and agility in the face of volatile global dynamics l&#9;Negative environmental impacts associated with exploration and extraction of ‘green metals’ l&#9;Role of metals in supporting the transition to a lower-carbon economy l&#9;Employment opportunities through growth l&#9;Supplying the green economy with metals – supports wider value chain and new growth opportunities relating to green technology l&#9;Perceived negative social/local community impact of mining l&#9;Investment in new plant, equipment and technologies l&#9;Increased geographical and product diversity l&#9;Stimulating innovation in green energy and battery metal intelligence l&#9;Upskilling as pioneers in the sector l&#9;Employment opportunities and opportunities to upskill l&#9;Potential long-term health impacts on employees through occupational hygiene exposure l Value created l Value preserved l Value eroded CAPITAL TRADE-OFFS: STRATEGIC MANAGEMENT FOR OPTIMUM VALUE CREATION continued IR - 89

4 Protecting workers’ rights to a fair wage and upholding our social licence to operate, while ensuring the Group’s business viability in an increasingly competitive environment • We recognise and protect workers’ fundamental rights to freedom of association and collective bargaining, and hold periodic wage negotiations to agree fair remuneration (noting that legislation in our countries of operation also affords these rights to workers) • We recognise that paying fair wages and building trust through proactive employee engagement is key to maintaining productivity and fostering broader social stability. Our wage dispute resolution mechanisms help to minimise disruptive industrial action • Wages also constitute a large part of our costs and, therefore, to keep the Group competitive and profitable, we will make the case against unreasonable wage demands that threaten the viability of our operations • In March 2022, two unions (NUM and AMCU) at our SA gold operations embarked on protected strike action after rejecting our wage offer; the strike lasted three months, ending in June, after which we signed a three-year agreement with the unions (NUM, AMCU, UASA and Solidarity) • In September and October of 2022 we concluded five-year wage agreements with the unions (NUM, AMCU and UASA) at our Rustenburg and Marikana PGM operations, ensuring stability for these operations over the short- to medium-term 2022 Strategic differentiator Recognised as the force for good SDGs impacted Capitals impacted l&#9;Periodic wage increases l&#9;Costs incurred from any productivity decline during industrial action l&#9;Longer-term viability ensured through trust-based negotiations that balance employee needs with the Group’s competitiveness l&#9;Constructive relationships built with fair labour practices and frank engagement l&#9;Any failure to prevent industrial action results in unrest and increased distrust l&#9;Compliance with labour legislation l&#9;Employment opportunities protected l&#9;Failure to reach resolution of wage negotiations l&#9;Lost operational time and loss of income when embarking on industrial action in the short term l&#9;Preserving jobs and livelihoods in the medium to long term l Value created l Value preserved l Value eroded CAPITAL TRADE-OFFS: STRATEGIC MANAGEMENT FOR OPTIMUM VALUE CREATION continued IR - 90

Maintaining a profitable business and optimising capital allocation 92 Chief Financial Officer’s report 92 Achieving operational excellence and optimising long term resource value 104 Delivering value from our operations and projects 105 Mineral Resources and Mineral Reserves: a summary 116 Ensuring safety and wellbeing 125 Continuous safe production 126 Health, wellbeing and occupational hygiene 137 Inclusive, diverse and bionic 148 Empowering our workforce 149 Harnessing innovation 172 ESG embedded as the way we do business 179 Social, Ethics and Sustainability Committee: Chairman’s report 180 Minimising our environmental impact 184 Socioeconomic development 214 Governance in sustainability: our considered decision-making 231 IR - 91

CHIEF FINANCIAL OFFICER’S REPORT CHARL KEYTER – Chief Financial Officer WHAT WE DID IN 2022 SUCCESSES • Third highest annual adjusted EBITDA, despite operational headwinds • Positive adjusted free cash flow generated, with net cash position maintained and gearing at 0.14x net cash: adjusted EBITDA • Dividend yield of 6% and total dividend of R7.4bn (US$421m) for 2022 • SA PGM operations continue to move down the industry cost curves despite load curtailment impact on production • Refinancing of US dollar revolving credit facility (RCF) successfully completed in April 2023 CHALLENGES • Operational volumes down from SA and US region • Profit for the period of R19bn (US$1.2bn) compared to R33.8bn (US$2.3bn) for 2021 • Lower PGM commodity prices during 2022 compared to standout prices in 2021 From a financial perspective, the entirety of our strategy applies, but with special emphasis on our strategic essential: Achieving operational excellence and optimising long-term resource value. The related material financial matters identified in our materiality determination process are Capital allocation and Profitability. Governance of our financial performance and reporting is overseen and monitored by the Audit Committee, on behalf of the Board. (&Atilde; See Corporate governance). 2022 – A BRIEF OVERVIEW Despite the challenges we endured during 2022, which resulted in lower volumes together with lower commodity prices (except for gold) our finances are resilient. Strike action at our SA gold operations, regional floods affecting our US PGM operations, reduced deliveries of used autocatalysts to our PGM recycling business in the US, and lower PGM prices (particularly when considered in dollar terms), saw revenue for 2022 down to R138.3 billion (US$8.4 billion), compared to R172.2 billion (US$11.6 billion) for 2021. Importantly, we have delivered on our capital allocation framework. In terms of project capital to date, we have spent approximately R2.2 billion, roughly R1.1 billion each on both Burnstone and K4. Our Board has also approved the Keliber lithium project comprising capex of €588 million, targeting a split of 50% debt and 50% equity. €176 million of equity has already been secured following our investment in Keliber and a further €118 million equity will be raised through a proportionate rights issue at the asset. Crucially, we have maintained our cash reserves, which at year end were R26.1 billion ($1.5 billion). We also paid out R7.4 billion (US$421 million) in dividends; a healthy 6% yield at a 35% of normalised earnings dividend pay-out ratio. Net cash to EBITDA ended at 0.14x for 2022, after continuing to invest in our battery metals strategy. We increased our holding in Keliber to 85%, and at the start of 2023 we acquired a controlling interest in New Century Resources. On 6 April 2023, the Group had successfully refinanced and increased its United States dollar Revolving credit facility (USD RCF) from US$600 million to US$1 billion thereby providing enhanced liquidity for the Group. MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR - 93

Lower revenues for 2022 is primarily a result of lower volumes due to strike action in South Africa and extreme weather related floods in the US, as well as lower commodity prices. Pleasingly, despite above inflation increases across almost all input costs, driven by higher global inflation, cost of sales before amortisation and depreciation was down 6%. Adjusted EBITDA for 2022 was R41.1 billion or US$2.5 billion. Taxes and royalties were in line with lower profitability. Profit for the 12 months was just under R19 billion (US$1.2 billion) and normalised earnings1 was R21 billion (US$1.3 billion). Percentage of revenue per segment by geographical location of customers purchasing from the Group operations GOLD DECEMBER 2022 39% 61% SA UK PGM DECEMBER 2022 12% 22% 47% 19% SA UK USA Other BATTERY METALS DECEMBER 2022 63%8% 8% 4% 4% 13% Switzerland Belgium Netherlands France Japan Other GOLD DECEMBER 2021 33% 67% SA UK PGM DECEMBER 2021 14% 16% 54% 16% SA UK USA Other At year-end 2022, we were in a net cash position2 of R5.9 billion (US$357 million) compared to a net cash position of R11.5 billion (US$775 million) at the end of 2021. In line with this, the net (cash): adjusted EBITDA ratio went from (0.17) in 2021 to (0.14) in 2022; a slight deterioration but still above the 2020 ratio (0.06). Adjusted free cash flow3 for 2022 was R9.5 billion (US$581 billion) as compared to R37.4 billion (US$2.5 billion) in 2021. 1 Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expenses, restructuring costs, transactions costs, share-based payment expenses on B-BBEE transactions, gain on acquisitions, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of non-controlling interest, and changes in the estimated deferred tax rate 2 Net (cash)/debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt. Net (cash)/debt excludes cash of Burnstone 3 Adjusted free cash flow is defined as cash flows from operating activities before dividends paid, net interest paid and deferred revenue advance received, less additions to property, plant and equipment. Management considers adjusted free cash flow to be an indicator of cash available for repaying debt, other investing activities, and paying dividends MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR - 94

OUR MOST MATERIAL FINANCIAL MATTERS Liquidity At year-end 2022 the Group had committed undrawn debt facilities of R16.4 billion (US$1 billion), as compared to R15.7 billion (US$1 billion) in 2021; and available cash and cash equivalents of R26.4 billion (US$1.5 billion) compared to R30.3 billion (US$1.9 billion) in 2021, contributing to the liquidity buffer of R44.9 billion (US$2.6 billion), compared to R44.3 billion (US$2.8 billion). At year-end 2022, the Group’s total assets exceeded its total liabilities by R91.0 billion (US$5.3 billion), compared to R81.3 billion (US$5.1 billion) in 2021. The refinancing of the US$600 million revolving credit facility has successfully been completed by upsizing to US$1 billion, on a three-year tenure, plus two optional one-year extensions as a tenure. The refinancing includes an option for Sibanye-Stillwater to increase the facility size by a further US$200 million to US$1.2 billion, through the inclusion of additional lenders. Credit ratings The Group received improved credit ratings from Moody’s and S&P Global as tabled below Credit rating agency Previous Current Most recent ratings change Fitch BB stable outlook BB stable outlook November 2020 Moody's Ba3 positive outlook Ba2 positive outlook May 2022 S&P Global BB- positive outlook BB stable outlook May 2022 The Moody’s upgrade reflects a business underpinned by a degree of diversified metal production, geographic diversification, strong credit metrics and cash flows that have benefited significantly from elevated precious metal prices, and a seasoned management team with a strong execution track record. The S&P’s upgrade reflects elevated gold and PGM prices extending strong cash generation and raising financial resilience, alongside an expectation that leverage will remain below 1.0x and a successful track record of acquiring well-priced operating assets and extracting value and efficiencies. An improved credit rating gives us access to lower interest rates for future financing. CAPITAL ALLOCATION • Investing in value accretive operational sustainability  • Approved SA project capital ~R6.3bn (US$423m2) and Keliber ~€588m (approx. 50% Debt: 50% Equity) • Project capex to date – Burnstone: R1.1bn (US$70m); K4: R1.1bn (US$69m), using FY2022 rate of R16.37/US$ • 2023 planned project capital – Burnstone ~R2,0bn (US$122m), K4 ~R0.9bn (US$57m) and Keliber ~R3.9bn (€237m) • Cash reserves of R26.1bn/US$1.5bn • Provides flexibility and optionality • R7.4 bn (US$450m#) dividends declared for 2022 year (2021: R13.8bn (US$933m#))2 • Returning cash to shareholders – 25-35% of normalised earnings  • Equivalent of 1.5% of declared dividends allocated to social upliftment projects via the Sibanye Foundation NPC&sup1; • Net cash: adjusted EBITDA of 0.14x notwithstanding battery metal investments and high dividend yield • 2021 Bond refinancing concluded on favourable terms ahead of rising interest rate cycle • Refinanced the US$600m RCF to a US$1bn facility in April 2023 • Financing capacity and flexibility a strategic differentiator • Less dilution on employee share scheme – move from equity to cash settled share-based incentives • Attractive re-investment opportunities available  • Increased shareholding in Keliber to ~85% • Post year-end increased investment in New Century Resources to a controlling shareholding in Feb 2023 (53%)3 and by 14 April 2023 increased to 95.5% • BioniCCubE – budget for 2023 of up to R617m (~US$34m) based on 1.5% of 2022 EBITDA 1 The principal objective of the Sibanye Foundation NPC (registration number:2022/734923/08) shall be to perform public benefit activities for the benefit of the beneficiaries, with a particular emphasis on conservation, environment, healthcare, education, skills development, welfare, humanitarian, access to digital media, sports, infrastructure and cultural initiatives 2 FY2022 plan rate of R15.00/US$ and for # using the average rate for FY2022 of R16.37/US$ (FY2021: R14.79/US$) 3 Sibanye-Stillwater increased its holding to 95.47% as at 21 April 2023. For any further updates on current holding please see ̧ www.sibanyestillwater.com/business/new- century-resources-australia/ MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR - 95

For 2023, our planned project capital for Burnstone is R2 billion (US$122 million), R0.9 billion (US$57 million) for K4, and R3.8 billion (€231 million) for Keliber, noting that €176 million of equity has already been secured following our investment in Keliber and a further €118 million equity to be raised through a proportionate rights issue at the asset level. Our commitment to Rhyolite Ridge will only be activated once all permitting has been satisfied. For 2023, total capital expenditure is estimated at approximately R20.5 billion (US$1.3 billion) at a planned Rand/US$ rate of 16:1. Our finances are in a sound state to conclude on our major projects, with special focus on completing Burnstone and the K4 project, which will build up over a four to eight year period; K4 being shorter and Burnstone being slightly longer. R b n EXPECTED CAPITAL EXPENDITURE (EXCLUDING RHYOLITE RIDGE) SA PGM operations US PGM operations SA gold operations (excl. DRD) Burnstone PGM recycling (Columbus Met) Sandouville nickel refinery Keliber lithium project (incl. funded portion) Keliber - already funded (illustrative)* 2022 Actuals 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 0 5 10 15 20 25 Dividends Our policy in terms of dividends is to return at least 25% to 35% of normalised earnings to shareholders. For 2022, the Group reported normalised earnings of R21 billion (US$1.3 billion), compared to R38.9 billion (US$2.6 billion) for 2021. In line with Sibanye-Stillwater’s capital allocation framework, the Board of Directors resolved to pay a final dividend of 122 (2021:187) SA cents per share. Together with the interim dividend of 138 (2021:292) SA cents per share, which was declared and paid, it brings the total dividend for the year ended 31 December 2022 to 260 (2021:479) SA cents per share and this amounts to a payout of 35% (2021:35%) of normalised earnings. Profitability Cost-saving initiatives AISC per unit for 2022 was generally higher than 2021, mainly due to lower volumes caused by strike action (SA gold operations), mining through adverse ground conditions (Hex River Fault at Rustenburg and Shear Zone at Kroondal), copper cable theft (SA PGM operations), electricity curtailment (SA operations) and floods (US PGM operations). However, in absolute terms, AISC at the SA gold operations was well managed, reducing by 11% from (R26.8 billion) (US$1.8 billion) in 2021 to (R23.9 billion) (US$1.5 billion) in 2022. While the SA PGM operations AISC increased by 1% from (R32.1 billion) (US$2.2 billion) in 2021 to (R32.4 billion) (US$2 billion) in 2022 and was well controlled. However, AISC at the US PGM operations increased by 17% in US dollar terms from (US$573 million) (R8.5 billion) in 2021 to (US$668 million) (R10.9 billion) in 2022. For our US PGM operations, we have set a target of AISC below $1,000/2Eoz over the medium to long term. Inflation pressures The South African Reserve Bank (SARB) has a monetary inflation target range of 3% to 6%. The SARB’s Monetary Policy Committee forecasts the headline Consumer Price Index (CPI) for 2023 at 5.4%, 2024 at 4.8% and 4.5% for 2025. For South Africa, the headline CPI was at 6.9% for 2022. With this in mind, the Group continues to experience pressures of above inflation increases on steel, diesel and electricity costs. In the United States, the Congressional Budget Office (CBO) projects inflation slow gradually in 2023 reaching 3.3% for 2023, 2.4% for 2024 and approaching the Federal Reserve’s long term goal of 2% by 2026. According to the governor of the French central bank, inflation in France is likely to peak in the first half of 2023 and should be back to around 2% (the European Central Bank’s target) by the end of 2024 or, at the latest, the end of 2025. More recently, the annual inflation rate in France rose to 6.3% in February of 2023, the highest rate since May of 1985. Inflation in Finland climbed to 8.8% during February 2023 and, according to the Bank of Finland, inflation is expected to fall to 5% in 2023 and to less than 2% in 2024. Above-inflation increases put pressure on the Group’s profitability. Through Group-wide initiatives, Sibanye-Stillwater strives to limit above-inflation cost increases and ensure the sustainability of our operations. MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR - 96

SUMMARY OF THE ANNUAL FINANCIAL STATEMENTS All our operations achieved lower production levels during 2022. Lower PGM prices, and sociopolitical instability in South Africa (a factor in load curtailment and copper cable theft) had their impact, as did floods at our US PGM operations. Despite these challenges, we returned a sizeable profit, such that we were able to pay a dividend at the upper range of the Group’s Dividend policy and remain on track with our current capital commitments and our strategic commitments to establish a strong presence in battery metals. Group financial performance Group revenue for 2022 was R138.3 billion (US$8.4 billion), down from R172.2 billion (US$11.6 billion), due to aforementioned reasons. Group cost of sales, before amortisation and depreciation, reduced from R101 billion (US$6.8 billion) in 2021 to R94.5 billion (US$5.8 billion) in 2022. The lower sales volumes and lower average PGM basket prices, which impacts the cost of purchasing third-party concentrate (PoC) and recycling material at the SA PGM and US PGM Recycling operations, were the primary reasons for the 7% decrease in the Group cost of sales, before amortisation and depreciation. At the managed SA gold operations, the strike resulted in lower underground production which contributed to the decrease in cost of sales. Group adjusted EBITDA for 2022 decreased by 40% or R27.5 billion (US$1.7 billion) to R41.1 billion (US$2.5 billion). Group amortisation and depreciation decreased by 15% to R7.1 billion (US$433 million) following lower production volumes at both the SA and US PGM operations and the SA gold operations. Adjusted EBITDA Adjusted EBITDA for the SA PGM operations decreased by 26% to R38.1 billion (US$2.3 billion) due to lower sales volumes and lower PGM basket prices. Adjusted EBITDA from the US PGM underground operations decreased by 41% to R6.3 billion (US$386 million) mainly due to lower sales volumes and for the US PGM recycling operations decreased by 14% to R1.3 billion (US$78 million) mainly due to lower sales volumes and lower PGM basket prices. The adjusted EBITDA decreased by 169% at the SA gold operations to negative R3.5 billion (US$219 million), mainly due to lower volumes sold resulting from the strike at the managed SA gold operations which was partially offset by an 11% increase in the rand gold price. The battery metals operations contributed a negative adjusted EBITDA of R578 million (US$35 million). The main contributor to adjusted EBITDA was the SA PGM operations which contributed 93% (2021: 75%). This was followed by the US PGM operations that contributed 18% (2021: 18%) and the SA gold operations and battery metals recorded negative adjusted EBITDA. Cost of production For 2022, AISC at the SA PGM operations (excluding PoC) was R19,313/4Eoz (US$1,180/4Eoz) compared to 2021 which was R16,982/4Eoz (US$1,148/4Eoz). The 14% rise (in rand terms) is predominantly due to reduced volumes as a consequence of load curtailment and copper theft. AISC at the US PGM underground operations was US$1,586/2Eoz (R25,951/2Eoz), a 58% increase from the US$1,004/2Eoz (14,851/2Eoz) for 2021. This was mostly attributable to lower volumes following the flood, but also includes the impact of skills shortages, higher contractor costs and rising inflation. While AISC in absolute terms was down at our SA gold operations, cost per kg increased in 2022 to R1,268,360/kg (US$2,410/oz), compared to R803,260/kg (US$1,689/oz) in 2021 following the impact of the strike action on production volumes. &Atilde; See Chairman and CEO’s review, page 13 for more on operational performance. Capital expenditure Total capital expenditure for 2022, was R15.9 billion (US$971 million), up from R12.7 billion (US$862 million) in 2021. Capital expenditure at the SA PGM operations for 2022 was R5.1 billion (US$311 million), compared to R3.8 billion (US$258 million) in 2021, US PGM operations for 2022 was R5.4 billion (US$330 million), compared to R4.6 billion (US$308 million) for 2021 and managed SA gold operations was R3.8 billion (US$232 million), compared to R4.0 billion (US$271 million) in 2021. In 2022 our capital expenditure on battery metals was R819 million (US$50 million), with no comparative figure for 2021. MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR - 97

US dollar SA rand 2021 2022 Figures are in millions unless otherwise stated 2022 2021 11,643 8,448 Revenue 138,288 172,194 (7,391) (6,208) Cost of sales (101,624) (109,306) (6,830) (5,775) Cost of sales, before amortisation and depreciation (94,537) (101,013) (561) (433) Amortisation and depreciation (7,087) (8,293) 81 73 Interest income 1,203 1,202 (169) (173) Finance expense (2,840) (2,496) (26) (13) Share-based payment expenses (218) (383) (425) (261) Loss on financial instruments (4,279) (6,279) 78 38 Gain on foreign exchange differences 616 1,149 134 79 Share of results of equity-accounted investees after tax 1,287 1,989 (205) (225) Other costs (3,679) (3,018) 52 68 Other income 1,110 764 2 10 Gain on disposal of property, plant and equipment 162 36 (348) — Reversal of impairments/(impairments) 6 (5,148) (7) (22) Restructuring costs (363) (107) (9) (9) Transaction costs (152) (140) (13) — Early redemption premium on the 2025 Notes — (196) 1 13 Occupational healthcare gain 211 14 3,398 1,818 Profit before royalties, carbon tax and tax 29,728 50,275 (184) (112) Royalties (1,834) (2,714) — 1 Carbon tax 10 (4) 3,214 1,707 Profit before tax 27,904 47,557 (930) (545) Mining and income tax (8,924) (13,761) 2,284 1,162 Profit for the period 18,980 33,796 Profit for the period attributable to: 2,234 1,126 - Owners of Sibanye-Stillwater 18,396 33,054 50 36 - Non-controlling interests (NCI) 584 742 Earnings per ordinary share (cents) 77 40 Basic earnings per share 651 1,140 76 40 Diluted earnings per share 650 1,129 14.79 16.37 Average R/US$ rate Note: The translation of the consolidated income statement into US dollar is based on the average exchange rate for the year ended 31 December 2022 of R16.37:US$1 (2021: R14.79:US$1) and is provided as supplementary information. Consolidated income statement for the year ended 31 December 2022 MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR - 98

Interest income Interest income was flat at R1,203 million (US$73 million) (2021: R1,202 million, US$81 million). Interest income mainly includes interest received on cash deposits amounting to R910 million (US$56 million)(2021: R948 million or US$64 million), interest received on rehabilitation obligation funds of R235 million (US$14 million)(2021: R174 million or US$12 million), interest earned on right of recovery asset of R31 million (US$2 million) (2021: R32 million or US$2 million) and other interest earned of R27 million (US$2 million) (2021: R48 million or US$3 million). Finance expense Finance expense for 2022 increased by R344 million (US$21 million) (2021: decrease R656 million or US$44 million) mainly due to a R245 million (US$15 million) increase (2021: decrease R489 million or US$33 million) in interest on borrowings following an increase in average outstanding borrowings for 2022, R108 million (US$7 million) increase (2021: decrease R29 million or US$2 million) in unwinding of the Rustenburg deferred payment, R78 million (US$5 million) (2021: R87 million or US$6 million) increase in the unwinding of the Marikana dividend obligation, R17 million (US$1 million) increase (2021: decrease R40 million or US$3 million) in the unwinding of the finance costs on the deferred revenue transactions, R8 million (US$0.5 million) increase (2021: decrease R19 million or US$1 million) in interest on the occupational healthcare obligation, R2 million (US$0.1 million) increase (2021: decrease R5 million or US$0.3 million) in interest on lease liabilities and an increase of R12 million (US$1 million) (2021: decrease R5 million or US$0.3 million) in sundry interest, all partially offset by an R86 million (US$5 million) (2021: R92 million or US$6 million) decrease in the unwinding of amortised cost on borrowings, R36 million (US$2 million) decrease (2021: increase R5 million or US$0.3 million) in the Pandora deferred payment and R4 million (US$0.2 million) (2021: R69 million or US$5 million) decrease in unwinding of the environmental rehabilitation obligation. Loss on financial instruments The net loss on financial instruments decreased from R6,279 million (US$425 million) to R4,279 million (US$261 million) for 2022, representing a year-on-year decrease of 32% or R2,000 million (US$164 million). The net loss for 2022 is mainly attributable to fair value losses on the revised cash flows of the Rustenburg deferred payment to Anglo American Platinum Limited (Anglo) of R773 million (US$47 million) (2021: R4,653 million or US$315 million), the Burnstone debt of R776 million (US$47 million) (2021: R2 million or US$(0) million), the Rustenburg and Marikana operations B-BBEE cash-settled share- based payment obligations of R1190 million (US$73 million) (2021: R671 million or US$45 million) and R965 million (US$59 million) (2021: R593 million or US$40 million) respectively, and the Marikana dividend obligation of R650 million (US$40 million) (2021: R468 million or US$32 million), mainly due to higher forecasted 4E PGM basket prices, and fair value losses on the Palladium hedge contract of R241 million (US$15 million) (2021: fair value gain R234 million or US$16 million). These losses were partially offset by a fair value gain on Sibanye- Stillwater's investment in Verkor of R145 million (US$9 million) (2021: Rnil). Gain on foreign exchange differences The gain on foreign exchange differences was R616 million (US$38 million) in 2022 compared with a gain of R1,149 million (US$78 million) in 2021. The gain on foreign exchange differences in 2022 was mainly due to foreign exchange gains of R447 million (US$27 million) on intra-Group loans with a real foreign exchange exposure, foreign exchange gains of R284 million (US$17 million) on receivables and payables, partially offset by a R109 million (US$7 million) loss on the Burnstone debt due to a weaker rand. Restructuring costs Maintaining loss-making operations is not sustainable over an extended period. Cross-subsidising loss making operations erodes value, is a drain on cash flows and, as a result, threatens the sustainability and economic viability of other operations. Therefore, the Group consistently reviews and assesses the operating and financial performance of its assets. Restructuring costs of R363 million (US$22 million) (2021: R107 million or US$7 million) were incurred during 2022 which mainly related to the SA gold operations R330 million (US$20 million) (2021: R69 million or US$5 million) and the SA PGM operations R26 million (US$2 million) (2021: R27 million or US$2 million). Restructuring costs include actual costs amounting to R315 million (US$19 million) for voluntary separation packages, voluntary early retirement packages and involuntary retrenchments mainly relating to the S189 process at the SA gold operations (Beatrix and Kloof of R287 million (US$18 million) and R28 million (US$2 million), respectively). Transaction costs Transaction costs were R152 million (US$9 million) in 2022 compared with R140 million (US$9 million) in 2021. The transaction costs in 2022 mainly included acquisition-related advisory and legal fees of R80 million (US$5 million) (2021: R103 million or US$7 million) and general advisory and legal fees of R72 million (US$4 million) (2021: Rnil). Share of results of equity-accounted investees after tax The profit from share of results of equity-accounted investees after tax of R1,287 million (US$79 million) in 2022 (2021: R1,989 million or US$134 million) was primarily due to share of profits of R1,061 million (US$65 million) (2021: R1,702 million or US$115 million) relating to Sibanye-Stillwater’s 50% attributable share in Mimosa and R236 million (US$14 million) (2021: R287 million or US$19 million) relating to its 44% interest in Rand Refinery. Royalties, mining and income tax Royalties decreased by 32% to R1,834 million (US$112 million) in 2022 from R2,714 million (US$184 million) in 2021. The decrease in 2022 was mainly due to the decreased revenue and profitability at the SA operations. Mining and income tax charge decreased from R13,761 million (US$930 million) to R8,924 million (US$545 million) which is mainly attributable to the decrease in profit before tax, partially offset by the impact of deferred tax assets not recognised or derecognised during 2022 of R631 million (US$39 million) (2021: US$1,133 million or US$77 million). Dividends Sibanye-Stillwater’s Dividend policy is to return at least 25% to 35% of normalised earnings to shareholders; noting that after due consideration of future requirements the dividend may be increased beyond these levels. The Board declared a final dividend of R3,453 million (US$211 million) (2021: R5,252 million or US$355 million), translating to 122 SA cents) (2021: 187 SA cents) per share. The interim dividend paid for 2022 was R3,905 million (US$239) million (2021: R8,347 million or US$564 million) translating to 138 SA cents (2021: 292 SA cents) per share). This brings the total dividend for the year ended 31 December 2022 to R7,359 million (US$450 million) (2021: R13,599 million or US$919 million) or 260 SA cents (2021: 479 SA cents) per share or 35% (2021: 35%) of normalised earnings. Reversal of impairments/(impairments) During 2022 the Group recognised a net reversal of impairments of R6 million (US$0 million) compared to impairments recognised in 2021 of R5,148 million (US$348 million) on Driefontein (R212 million or US$14 million), Kloof (R3,642 million or US$246 million) and Beatrix (R1,293 million or US$88 million). MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR - 99

Revenue US dollar SA rand % change 2021 2022 Figures in million 2022 2021 % change (27) 11,643 8,448 Total 138,288 172,194 (20) (24) 5,757 4,378 SA&#9;PGM 71,665 85,154 (16) (32) 1,240 844 US&#9;PGM&#9;(underground) 13,823 18,343 (25) (28) 2,753 1,971 US&#9;PGM&#9;(recycled) 32,267 40,710 (21) (52) 1,594 768 Managed&#9;SA&#9;gold 12,568 23,568 (47) (1) 324 322 DRDGOLD 5,274 4,790 10 100 — 192 Sandouville&#9;refinery 3,140 — 100 8 (25) (27) Group corporate (449) (371) 21 14.79 16.37 Average Rand/US$ rate Group revenue decreased by 20% to R138,288 million (US$8,448 million) in 2022 from R172,194 million (US$11,643 million) in 2021, driven by lower sales volumes across all operations and lower average PGM basket prices at the SA PGM, US PGM and US Recycling operations during 2022. Revenue from the SA PGM operations decreased by 16% to R71,665 million (US$4,378 million) in 2022 from R85,154 million (US$5,757 million) in 2021, due to a 13% or 224,259 4Eoz decrease in PGMs sold and a 9% lower average 4E basket price received of R42,914/4Eoz. Revenue from the US PGM underground operations decreased by 25% to R13,823 million (US$844 million) in 2022 from R18,343 million (US$1,240 million) in 2021 due to an 11% lower average 2E basket price of US$1,862/2Eoz and a 24% decrease in mined ounces sold which correlates with the lower production achieved. Revenue from US recycling operations decreased by 21% to R32,267 million (US$1,971 million) in 2022 from R40,710 million (US$2,753 million) in 2021, due to 18% lower sales volumes and a 13% lower average 3E basket price of US$3,067/3Eoz. The impact of lower sales volumes and average PGM basket price for the US operations was partially offset by the 11% weaker rand. Revenue from the managed SA gold operations decreased by 47% to R12,568 million (US$768 million) in 2022 from R23,568 million (US$1,594 million) in 2021, mainly due to the 52% or 14,481 kg decline in gold sold volumes, a result of the strike during 2022, partially offset by an 11% higher rand gold price of R946,813/kg. Revenue from DRDGOLD increased by 10% to R5,274 million (US$322 million) in 2022 mainly due to a 11% higher rand gold price received of R944,315/ kg, partially offset by 1% lower sales volumes. Cost of sales, before amortisation and depreciation US dollar SA rand % change 2021 2022 Figures in million 2022 2021 % change (15) (6,830) (5,775) Total (94,537) (101,013) (6) (9) (2,161) (1,971) SA PGM (32,280) (31,971) 1 (11) (512) (456) US PGM (underground) (7,459) (7,567) (1) (29) (2,652) (1,893) US&#9;PGM&#9;(recycled) (30,993) (39,220) (21) (22) (1,279) (1,002) Managed&#9;SA&#9;gold (16,394) (18,908) (13) 2 (226) (231) DRDGOLD (3,780) (3,347) 13 100 — (222) Sandouville refinery (3,631) — 100 14.79 16.37 Average Rand/US$ rate Cost of sales, before amortisation and depreciation decreased by 6% to R94,537 million (US$5,775 million) in 2022 from R101,013 million (US$6,830 million) in 2021. Cost of sales, before amortisation and depreciation at the SA PGM operations increased by 1% to R32,280 million (US$1,971 million). Mined underground 4E PGM production decreased by 11% to 1,402,270 4Eoz and surface production volumes excluding third-party PoC were 1% higher at 149,660 4Eoz. Costs were negatively impacted by above inflationary increases on steel, diesel and electricity and the additional costs incurred resulting from engineering stoppages, electricity curtailment/load shedding and copper cable theft. Third-party concentrate purchased and processed (PoC) at the Marikana smelting and refining operations increased by 5% to 63,344 4Eoz. PoC material is purchased at a higher cost, than own mined ore, due to the direct correlation to the basket price of PGMs. Cost of sales, before amortisation and depreciation at the US PGM underground operations decreased marginally by 1% to R7,459 million (US$456 million). A decrease of 24% in sales volumes to 418,556 2Eoz, in line with production volumes which also decreased by 26% year-on- year to 421,133 2Eoz, resulted in lower cost of sales which was partially offset by 6% lower head grade achieved, additional costs incurred due to the flood event, above inflationary cost increases (peaked at 9.1%) and an 11% weaker rand. Lower production at the US PGM underground operations was due to the June flooding events, labour shortages of miners, lower face availability and an unplanned concentrator outage at Stillwater, while at East Boulder a safety stoppage due to nitrogen dioxide gas exposure, lower grades achieved and cold weather conditions contributed to lower production. Cost of sales, before amortisation and depreciation at the US PGM recycling MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR - 100 operation decreased, in line with the decrease in revenue, by 21% from R39,220 million (US$2,652 million) to R30,993 million (US$1,893 million) mainly due to a 21% decrease in volumes, which were impacted by the constrained autocatalyst market, and the lower average basket price. Cost of sales, before amortisation and depreciation at the managed SA gold operations decreased by 13% to R16,394 million (US$1,002 million) due to a 50% decrease in production volumes, a consequence of the strike during 2022, partially offset by annual salary increases and above inflationary increases on input costs such as diesel and electricity. Mined underground volumes decreased by 53% to 11,736 kg (377,321 oz) mainly attributable to the strike during 2022. Cost of sales, before amortisation and depreciation from DRDGOLD increased by 13% to R3,780 million (US$231 million) due to above-inflationary cost increases on steel, diesel and electricity. Adjusted earnings before interest, tax depreciation and amortisation (EBITDA)1 US dollar SA rand % change 2021 2022 Figures in million 2022 2021 % change (46) 4,639 2,510 Total 41,111 68,606 (40) (33) 3,490 2,330 SA PGM 38,135 51,608 (26) (47) 727 386 US PGM (underground) 6,330 10,766 (41) (23) 101 78 US&#9;PGM&#9;(recycled) 1,274 1,490 (14) (163) 346 (219) SA&#9;gold (3,546) 5,113 (169) 100 0 (35) Battery Metals (578) 0 100 20 (25) (30) Group corporate (504) (371) 36 14.79 16.37 Average rand/US$ rate Group Adjusted EBITDA of R41,111 million (US$2,510 million) in 2022 decreased by 40% from R68,606 million (US$4,639 million) in 2021. Adjusted EBITDA for the SA PGM operations decreased by 26% due to lower sales volumes and lower PGM basket prices. Adjusted EBITDA from the US PGM underground operations decreased by 41% to R6,330 million (US$386 million) mainly due to lower sales volumes and for the US PGM recycling operations decreased by 14% to R1,274 million (US$78 million) mainly due to lower sales volumes and lower PGM basket prices. The adjusted EBITDA decreased by 169% at the SA gold operations to negative R3,546 million (US$219 million), mainly due to lower volumes sold resulting from the strike at the managed SA gold operations which was partially offset by an 11% increase in the rand gold price. A d ju st e d E BI TD A ( U S$ b ill io n ) N e t d e b t: a d ju ste d EBITD A ra tio THE GROUP GENERATED SOLID EARNINGS DESPITE SA GOLD INDUSTRIAL ACTION AND US EXTREME WEATHER EVENTS Earnings&sup1; and gearing 0.6 2.4 2.5 1.3 -0.06 -0.17 -0.14 SA gold SA PGM US PGM Sandouville Recycling Net debt (cash): adjusted EBITDA (rhs) 2016 2017 2018 2019 2020 2021 2022 -1 0 1 2 3 4 5 -1 0 1 2 3 1 The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. For a reconciliation of profit/(loss) before royalties, carbon tax and tax to adjusted EBITDA, see – Annual financial report – Consolidated financial statements – Notes to the consolidated financial statements – Note 28.7: Capital management MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR - 101

Consolidated statement of financial position as at 31 December 2022 US dollar SA rand 2021 2022 Figures in million 2022 2021 Assets 5,531 6,216 Non-current assets 105,867 88,163 3,921 4,516 Property, plant and equipment 76,909 62,494 14 16 Right-of-use assets 279 222 485 489 Goodwill and other intangibles 8,322 7,727 476 497 Equity-accounted investments 8,471 7,594 211 196 Other investments 3,340 3,367 326 312 Environmental rehabilitation obligation funds 5,306 5,202 41 47 Other receivables 798 651 57 143 Deferred tax assets 2,442 906 4,067 3,567 Current assets 60,764 64,831 1,573 1,549 Inventories 26,384 25,080 465 440 Trade and other receivables 7,500 7,411 33 5 Other receivables 81 523 78 42 Tax receivable 723 1,245 18 0 Asset held for sale — 280 1,900 1,531 Cash and cash equivalents 26,076 30,292 9,598 9,783 Total assets 166,631 152,994 Equity and liabilities 4,972 5,155 Equity attributable to owners of Sibanye-Stillwater 88,101 79,393 1361 1,361 Stated capital 21,647 21,647 3,009 2,801 Other reserves 32,673 30,332 602 993 Accumulated&#9;profit 33,781 27,414 130 187 Non-controlling interests 2,903 1,952 5,102 5,342 Total equity 91,004 81,345 3,206 3,254 Non-current liabilities 55,408 51,108 1,267 1,327 Borrowings 22,606 20,191 11 12 Lease liabilities 208 177 518 502 Environmental rehabilitation obligation and other provisions 8,552 8,263 64 46 Occupational healthcare obligation 781 1,017 177 293 Cash-settled share-based payment obligations 4,991 2,829 289 147 Other payables 2,500 4,599 389 376 Deferred revenue 6,399 6,204 1 1 Tax and royalties payable 11 10 490 550 Deferred tax liabilities 9,360 7,818 1,290 1,187 Current Liabilities 20,219 20,541 7 7 Borrowings 122 107 7 7 Lease liabilities 111 104 0 3 Occupational healthcare obligation 44 — 4 17 Cash-settled share-based payment obligations 284 58 951 919 Trade and other payables 15,653 15,162 299 228 Other payables 3,891 4,765 10 1 Deferred revenue 21 156 12 5 Tax and royalties payable 93 189 9,598 9,783 Total equity and liabilities 166,631 152,994 15.94 17.03 Closing R/US$ rate Note: The translation of the consolidated statement of financial position is based on the closing exchange rate as at 31 December 2022 of R17.03:US$1 (2021: R15.94:US$1) and is provided as supplementary information only. MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR - 102

US dollar SA rand 2021 2022 Figures in million 2022 2021 1,179 1,185 Borrowings1 20,188 18,791 1,898 1,529 Cash and cash equivalents2 26,038 30,257 (719) (344) Net (cash)/debt3 (5,850) (11,466) 4,639 2,510 Adjusted EBITDA4 41,111 68,606 (0.15) (0.14) Net (cash)/debt to adjusted EBITDA (ratio)5 (0.14) (0.17) 15.94 17.03 Closing R/US$ rate 1 Borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings, therefore, exclude the Burnstone Debt 2 Cash and cash equivalents exclude cash of Burnstone 3 Net (cash)/debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt. Net (cash)/debt excludes cash of Burnstone 4 The adjusted EBITDA calculation is based on the definitions included in the facility agreements for compliance with the debt covenant formula, except for impact of new accounting standards and acquisitions, where the facility agreements allow the results from the acquired operations to be annualised. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties, carbon tax and tax to adjusted EBITDA see – Annual financial report – Consolidated financial statements – Notes to the consolidated financial statements – Note 28.7: Capital Management 5 Net (cash)/debt to adjusted EBITDA ratio is a pro forma performance measure and is defined as net (cash)/debt as of the end of a reporting period divided by adjusted EBITDA of the 12 months ended on the same reporting date. This measure constitutes pro forma financial information in terms of the JSE Listings Requirements, and is the responsibility of the Board The net debt to adjusted EBITDA history is summarised as follows: 2022 2021 2020 2019 2018 Net (cash)/debt to adjusted EBITDA (0.14) (0.17) (0.06) 1.40 2.54 The marginal deterioration in the Group’s adjusted EBITDA ratio to (0.14):1 from (0.17):1 in 2021, is mainly attributable to decrease of adjusted EBITDA driven by lower PGM basket prices and lower sales volumes at the SA PGM, SA gold and US recycling operations during 2022. EXTERNAL AUDITOR REAPPOINTMENT The Audit Committee has satisfied itself in terms of paragraph 3.86 of the JSE LR that Ernst & Young Inc. is accredited and recorded on the JSE list of Auditors and Accounting Specialists, and the reporting accountant Lance Ian Neame Tomlinson, does not appear on the list of disqualified individual auditors. Based on the results of the Auditor Suitability Review and a review of the independence of Ernst & Young Inc. and the designated individual audit partner, the Audit Committee recommended to the Board that Ernst & Young Inc. be re-appointed as the auditors of the Company and that Lance Ian Neame Tomlinson be reappointed as the designated individual partner. The Board concurred with the recommendation. FOCUS AREAS – 2023 • Maintaining a profitable business and optimising capital allocation • Contributing to the scoping, definition and action plans of the following strategic differentiators – recognised as a force for good – unique global portfolio of green metals and energy solutions that reverse climate change – inclusive, diverse and bionic – anti-fragility unique global portfolio of green metals and energy solutions that reverse climate change – inclusive, diverse and bionic Metal prices Precious metal prices face both headwinds and tailwinds in 2023. A more aggressive tightening of monetary policy in response to elevated inflation would dampen prices, while an end to – or a reversal of – interest rate hikes and an intensification of geopolitical tensions could provide support for prices. Both earnings growth and cash flow generation would be positively impacted should higher precious metal prices continue. US dollar SA rand Average 2022 Closing prices 31 March 2023 % change Commodity prices Average 2022 Closing prices 31 March 2023 % change 1,798 1,937 8 Gold price US$/oz and R/kg 946,073 1,129,496 19 2,622 1,782 (32) SA PGM average basket price/4Eoz 42,914 32,320 (25) 1,862 1,353 (27) US PGM average basket price/2Eoz 30,482 24,542 (19) Source: IRESS ACKNOWLEDGEMENT I would like to express my sincere appreciation to the finance teams across the Group and to the Audit Committee for their support and ongoing commitment and dedication during 2022. Our strategy, designed to manage and harness opportunities in the complex environment we operate, and regionally focused executive management structure position us well to be a leader in superior shared value for all our stakeholders whilst ensuring the sustainability of the Group. We will continue to proactively manage costs and production outputs, allocate capital in a disciplined way that is value accretive and further optimise our undemanding capital profile and cash generative assets to provide the capacity for our continued growth. I look forward to working with the Executive Committee, the finance team and Audit Committee in 2023 as we further advance the Group’s strategy. Charl Keyter Chief Financial Officer 24 April 2023 MAINTAINING A PROFITABLE BUSINESS AND OPTIMISING CAPITAL ALLOCATION – CFO REPORT continued IR - 103

DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS WHAT WE DID IN 2022 SUCCESSES • Significant improvement in safety performance; all indicators improved with the fatal injury frequency rate (FIFR) reducing by 75% • SA PGM operations continue to move down the industry cost curves despite load curtailment impact on production • Inflation-linked three- and five-year wage agreements signed at the SA gold operations and SA PGM operations respectively, positioning operations for stability • Repositioned the US PGM operations for long-term sustainability, operational flexibility and cost competitiveness in the context of longer-term market demand for palladium CHALLENGES • Industrial action at SA gold for three months and subsequent ramp- up – on the upside, agreement formed the base for successful PGM negotiations • Regional flood impact to US PGM operations and national skills shortage impacting operations OVERVIEW OF THE OPERATIONAL PERFORMANCE FOR THE YEAR This section provides a synopsis of the operational performance for the 2022 year. US PGM operations During 2022, the US PGM operations lost seven weeks of production due to severe flooding affecting Montana that was classified at between a 200- and 500-year flood event based on historical statistics. As a result of (i) the flood event and other operational constraints; (ii) East Boulder geological and geotechnical complexity associated with mining west;(iii) critical skills shortages; and (iv) elevated nitrous oxide levels, mined 2E PGM production from the US PGM operations of 421,133 2Eoz declined by 26% compared with 2021. As mentioned in the Chairman and Chief Executive Officer’s review earlier in the report, the US PGM operations have been repositioned for sustainability and profitability in a changing environment and are planned to produce about 700,000 2E ounces at AISC of less than US$1,000 per 2E ounce from 2027. The implementation of the repositioned operational plan and accelerated development to restore flexibility is underway. Productivity, however, continues to be impacted by high employee turnover, which is compounded by the low unemployment rate in Montana and associated skills shortages in the region. More specifically for the US PGM operations, productivity is impacted by a shortage of mining, geological and artisan skills. The Group maintains a strong focus on sourcing, training and retaining the required skills, whilst simultaneously improving the conditions of employment. For example, revised shift rosters (seven days on/seven off) are being trialled at East Boulder to reduce travel and extend shift times for employees, which should lead to improved productivity. The high turnover statistics have begun to improve but will take several months to turnaround. The US PGM operations’ AISC for 2022 increased by 58% to US$1,586/2Eoz (R25,951/2Eoz), primarily due to the decline in production. In addition, costs increased as a result of general inflation affecting the industry; a 93% increase in ore reserve development (ORD) costs to US$176 million (R2.9 billion) due to the change in classification of Stillwater East development from growth capital to ORD; greater support and equipment costs; continued reliance on contractor development at East Boulder; and the ramp up of ORD across the operations to increase mining flexibility. Sustaining capital (including expenditure on underground mining equipment and remote sensing and environmental monitoring equipment to ensure a safer operating environment) increased by 35% year-on-year to US$72 million (R1.2 billion). The decision to suspend further growth capital at Stillwater East resulted in project capital expenditure declining by 50% in 2022 to US$82 million (R1.3 billion). In line with many other industries in the USA and globally, the US PGM operations continue to experience underlying inflationary pressures, supply chain issues, input cost inflation and higher labour costs due to skills shortages, which increases reliance on contractors at a higher cost. The decline in production in 2022, combined with an 11% year-on- year lower average 2E PGM basket price of US$1,862/2Eoz (R30,482/2Eoz), were the main drivers of a 47% decline in adjusted EBITDA from the US PGM operations to US$386 million (R6.3 billion). IR - 105

PGM recycling operations For 2022, recycled production declined to 600,000 ounces, from 755,000 ounces in 2021. There are various factors behind this decrease. Russia's invasion of Ukraine sent shock waves through global supply chains and together with the global chip shortages experienced, resulted in less car production and increases in used car prices. The net result is that people are keeping their cars for longer, with fewer available for scrapping. Another factor that affected production is our principled approach to ensure a vouchsafed chain of custody for recycled material. In this regard, we are working with the International Precious Metals Institute to promote policies regarding the prevention of catalytic theft, which is a growing challenge in the US. We reiterate our ESG commitments, and our commitment to being a values-based organisation. We will not countenance ESG risk, and with it the threat to long-term profits, for the sake of short-term gain. The average 3E PGM basket price for the US PGM recycling operations decreased by 13% year-on-year to around US$3,000 (R50,000) per 3E ounce. Notwithstanding lower production and lower prices, we delivered an adjusted EBITDA US$78 million. Additionally, in terms of profit, after financing income, the recycling operation delivered a healthy US$92 million (R1.5 billion). In the longer-term recycled supply is likely to grow faster than total PGM supply, given that the historical jump in emission standards means spent autocatalysts with high loadings increasingly enter the recycling pipeline. US PGM operations: production and recycling Ounces 2022 2021 Mined 2E production1 Stillwater 260,206 346,557 East Boulder 160,927 223,843 Total mine 421,133 570,400 Recycling 3E&sup1; at Columbus Metallurgical Complex PGM fed 598,774 755,149 PGM sold 643,200 782,552 PGM tolled returned 7,336 12,630 1 2E refers to platinum and palladium, 3E refers to platinum, palladium and rhodium SA PGM operations Our South African PGM business remained a solid performer. AISC came in at just over R19,000 per 4E ounce (US$1,180 per ounce). This is 14% higher than 2021, which is mainly due to reduced volumes as a result of loadshedding, geotechnical challenges related to the Hex river fault and copper cable theft. We did, however, achieve a 53% adjusted EBITDA margin on these operations, equating to approximately R38 billion (US$2.3 billion). Accordingly, our South African PGM business remains in a robust position. It should also be noted that mining CPI for South Africa was around 18% in 2022, significantly higher than the 14% increase experienced at our operations. Sociopolitical risk is a factor for our SA operations, and we see it playing out with issues like copper cable theft, particularly at our conversional operations, where we saw an almost fourfold increase in the number of cable theft incidents from the first quarter to the fourth quarter. Highly organised crime syndicates are behind these activities however plans are in place to mitigate the risk. We will continue to pursue a concerted multi-stakeholder effort in dealing with illegal mining, theft and sabotage. In 2022, our Marikana an Rustenburg operations negotiated an inflation-linked five-year wage settlement without any operational disruption. Rustenburg operations has now settled its earn out arrangement from the sale and purchase agreement with Anglo American Platinum, and from 2023 onwards, the net cash inflows – 35% of which have historically been paid to Anglo American Platinum – will now accrue to the shareholders of Rustenburg operations. SA gold operations In 2022, after significant disruption in Q2, our SA gold operations negotiated an inflation-linked three-year wage settlement. A decision to close down some loss-making and end-of-life operations, namely the Beatrix 4 shaft and the Kloof 1 processing plant, was made during the fourth quarter. We saw production ramp up in the latter part of the year, with steady state operational levels achieved during Q4 2022, contributing to the year’s production of 620,541 ounces. AISC was negatively impacted by lower production although absolute cost control during the industrial action, was well managed. Production at our SA gold operations, however, is now stabilised, and is set to contribute positively to the Group during 2023. Our SA gold operations include DRDGOLD’s mine tailings processing. DRDGOLD, a global leader in mine tailings reprocessing, produces some of the greenest gold in the world. Additionally, it is removing the negative environmental legacies of South African gold mining by restoring hundreds of hectares of land back to its natural state and offering it up for redevelopment. DRDGOLD’s production was down 1% year-on-year, with an AISC of R800,000 per kilogram, some 20% higher than 2021. This was due to exceptionally high costs relating to fuel, steel, ammonia, and electricity. In the first half of the year we incurred R3.1 billion (US$202 million) EBITDA loss, directly as a result of the industrial action, which narrowed to R440 million (US$17 million) during the second half of the year, with the third quarter experiencing lower production output and therefore only realising a portion of our revenue, while operations ramped up after the industrial action, but incurring full costs. DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued IR - 106

The Burnstone project was also impacted by the industrial action, with first production from Burnstone now forecast for 2024. European operations The European region consists of our Sandouville nickel refinery in France and our lithium hydroxide project at Keliber, Finland. In both these countries the governments have prioritised securing a hold over the critical minerals value chain, in support of European Union objectives for decarbonisation of the economy. This attitude leads to a supportive environment for doing business in these regions. We acquired Sandouville in February 2022. After a good start to the year, we ran into technical challenges, which led to maintenance breaks and lost production. This was a challenge for the short term, but for the medium to long term the story is very positive. Sandouville was acquired not for what it is, but for the role it is to play in our ambition to acquire a unique portfolio of green metals and energy solutions that reverse climate change. Sandouville is a foundation for our PGM recycling and battery recycling business in Europe. In some respects, we are still working on this foundation, recapitalising the business and bolstering the management team. Once certain foundational work has been done, Sandouville will be set to become a significant contributor to the Group. Keliber has received the majority of its permits with the some of the conditions of the Concentrator and Rapasaari mine being appealed, while the construction of the lithium hydroxide refinery has commenced in the first quarter of 2023. The capacity, 15,000 tonnes per annum, is unchanged from earlier forecasts, with a life of mine of 16 years. It is an exciting prospect to become Europe’s first producer of lithium hydroxide from its own ore. We are on track to do so by 2025, noting that it will be one of the greenest lithium hydroxide producers in the world. This is because the electricity grid in Finland is run on low-emissions sources and because our value chain will be mainly in Europe, which means fewer emissions related to transportation. Sandouville nickel refinery, France DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued IR - 107

SA and US PGM operations (2022) Total PGM operations1 SA PGM operations US PGM2 operationsTotal1 Marikana1 Kroondal Mimosa Platinum Mile Rustenburg Production (attributable)3 Ore milled 000t 37,799 36,644 10,013 3,251 1,387 10,345 11,647 1,154 Underground 000t 18,145 16,991 6,315 3,251 1,387 — 6,037 1,154 Surface 000t 19,653 19,653 3,698 — — 10,345 5,610 — Plant head grade g/t 2.28 1.96 2.63 2.35 3.52 0.70 2.21 12.51 Underground g/t 3.86 3.27 3.67 2.35 3.52 — 3.30 12.51 Surface g/t 0.83 0.83 0.86 — — 0.70 1.04 — Plant recoveries % 75.26 72.16 79.41 82.13 73.58 20.77 75.95 90.40 Underground % 86.15 84.97 86.81 82.13 73.58 — 86.44 90.40 Surface % 28.54 28.54 25.49 — — 20.77 40.11 — Yield g/t 1.72 1.42 2.09 1.93 2.59 0.15 1.68 11.31 Underground g/t 3.32 2.78 3.19 1.93 2.59 — 2.85 11.31 Surface g/t 0.24 0.24 0.22 — — 0.15 0.42 — PGM production (4E/2E) 000oz 2,089 1,667 673 202 116 48 629 421 Underground 000oz 1,939 1,518 647 202 116 — 554 421 Surface 000oz 150 150 26 — — 48 75 — PGM sales (4E/2E) 000oz 2,081 1,662 677 202 110 48 625 419 Price and cost4 Average PGM basket price received5 R/oz 40,276 42,914 43,035 45,795 33,494 34,237 42,525 30,482 US$/oz 2,461 2,622 2,629 2,798 2,046 2,092 2,598 1,862 Adjusted EBITDA margin6% 52 53 53 56 54 31 54 46 All-in sustaining cost7 R/oz 20,730 19,313 20,500 15,514 18,817 10,835 19,914 25,951 US$/oz 1,267 1,180 1,253 948 1,150 662 1,217 1,586 All-in cost7 R/oz 21,886 19,916 21,891 15,514 18,817 10,835 19,914 29,145 US$/oz 1,337 1,217 1,337 948 1,150 662 1,217 1,781 Capital expenditure4 Ore reserve development Rm 5,010 2,123 1,436 — — — 687 2,887 Sustaining capital Rm 3,240 2,056 1,072 273 864 21 690 1,184 Growth projects Rm 2,270 925 924 — — — — 1,345 Total Rm 10,520 5,104 3,432 273 864 21 1,377 5,416 US$m 643 312 210 17 53 1 84 331 The average rand:dollar exchange rate for 2022 was R16.37/US$ Figures may not add as they are rounded independently 1 Total PGM operations and Total SA PGM operations and Marikana excludes the production and costs associated with the purchase of concentrate (PoC) from third parties 2 The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation treats various recycling material which is excluded from the statistics shown above 3 Kroondal and Mimosa represent 50% attributable production while Platinum Mile is 100% owned and incorporated 4 Total PGM operations and Total SA PGM operations’ unit cost and capital expenditure totals exclude the financial results of Mimosa, which is equity accounted, and excluded from revenue and cost of sales 5 The average PGM basket price is the PGM revenue per 4E/2E ounce prior to a purchase of concentrate adjustment 6 Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue 7 All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) is calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued IR - 108

SA and US PGM operations (2021) Total PGM operations1 SA PGM operations US PGM2 operationsTotal1 Marikana1 Kroondal Mimosa Platinum Mile Rustenburg Production (attributable)3 Ore milled 000t 39,776 38,307 10,671 3,525 1,422 10,636 12,053 1,469 Underground 000t 19,559 18,090 6,802 3,525 1,422 — 6,341 1,469 Surface 000t 20,217 20,217 3,869 — — 10,636 5,712 — Plant head grade g/t 2.45 2.03 2.78 2.40 3.58 0.67 2.29 13.33 Underground g/t 4.14 3.39 3.87 2.40 3.58 — 3.38 13.33 Surface g/t 0.82 0.82 0.87 — — 0.67 1.07 — Plant recoveries % 76.78 73.31 80.19 83.28 72.86 22.91 75.93 89.71 Underground % 86.80 85.59 87.11 83.28 72.86 — 87.72 89.71 Surface % 27.90 27.90 26.11 — — 22.91 34.57 — Yield g/t 1.88 1.49 2.23 2.00 2.61 0.15 1.74 11.96 Underground g/t 3.59 2.90 3.37 2.00 2.61 — 2.96 11.96 Surface g/t 0.23 0.23 0.23 — — 0.15 0.37 — PGM production (4E/2E) 000oz 2,407 1,836 765 227 119 52 672 570 Underground 000oz 2,258 1,687 737 227 119 — 604 570 Surface 000oz 149 149 28 — — 52 68 — PGM sales (4E/2E) 000oz 2,434 1,886 822 227 109 52 675 548 Price and cost4 Average PGM basket price received5 R/oz 43,281 47,066 47,251 51,938 35,628 35,852 46,077 31,021 US$/oz 2,926 3,182 3,195 3,512 2,409 2,424 3,115 2,097 Adjusted EBITDA margin6% 60 61 58 66 63 32 64 59 All-in sustaining cost7 R/oz 16,451 16,982 17,394 12,943 14,549 9,486 18,460 14,851 US$/oz 1,112 1,148 1,176 875 984 641 1,248 1,004 All-in cost7 R/oz 17,599 17,108 17,675 12,943 14,549 9,486 18,460 19,078 US$/oz 1,190 1,157 1,195 875 984 641 1,248 1,290 Capital expenditure4 Ore reserve development Rm 2,931 1,577 947 — — — 629 1,354 Sustaining capital Rm 2,810 2,019 1,104 268 499 28 619 791 Growth projects Rm 2,614 203 203 — — — — 2,411 Total Rm 8,355 3,799 2,254 268 499 28 1,248 4,556 US$m 565 257 152 18 34 2 84 308 Average exchange rate in 2021 was R14.79/US$ Figures may not add as they are rounded independently 1 The Total PGM operations, Total SA PGM operations and Marikana exclude the production and costs associated with the purchase of concentrate (PoC) from third parties 2 The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, recycled material is treated, which is excluded from the statistics 3 Kroondal and Mimosa represent 50% attributable production while Platinum Mile is 100% owned and incorporated 4 The Total PGM operations and Total SA PGM operations’ unit cost benchmarks and capital expenditure exclude the financial results of Mimosa, which is equity accounted, and excluded from revenue and cost of sales 5 The average PGM basket price is the PGM revenue per 4E/2E ounce prior to a purchase of concentrate adjustment 6 The Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue 7 All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per ounce (and kilogram) and All-in cost per ounce (and kilogram) is calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total 4E/2E PGM produced in the same period DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued IR - 109

SA gold operations (2022) Unit Total Driefontein Kloof Beatrix Cooke DRDGOLD Production Ore milled 000t 36,172 1,534 2,946 1,053 4,074 26,565 Underground 000t 2,761 840 992 929 — — Surface 000t 33,411 694 1,954 124 4,074 26,565 Yield g/t 0.53 3.19 1.67 2.77 0.25 0.21 Underground g/t 4.25 5.45 4.34 3.08 — — Surface g/t 0.23 0.46 0.32 0.41 0.25 0.21 Gold production kg 19,301 4,893 4,920 2,913 1,010 5,565 000oz 621 157 158 94 32 179 Underground kg 11,736 4,574 4,300 2,862 — — 000oz 377 147 138 92 — — Surface kg 7,565 319 620 51 1,010 5,565 000oz 243 10 20 2 32 179 Gold sales kg 18,859 4,751 4,743 2,808 972 5,585 000oz 606 153 152 90 31 180 Price and costs Gold price received R/kg 946,073 944,222 945,815 954,772 941,358 944,315 US$/oz 1,798 1,794 1,797 1,814 1,789 1,795 Adjusted EBITDA margin1% (20) (22) (46) (50) (68) 29 All-in sustaining cost2 R/kg 1,268,360 1,378,868 1,592,030 1,573,006 907,407 804,297 US$/oz 2,410 2,620 3,025 2,989 1,724 1,528 All-in cost2 R/kg 1,341,588 1,378,868 1,636,306 1,574,430 907,407 826,500 US$/oz 2,549 2,620 3,110 2,992 1,724 1,571 Capital expenditure Ore reserve development Rm 1,630 794 620 216 — — Sustaining capital Rm 1,615 358 455 155 — 647 Growth projects3 Rm 1,314 — 210 4 — 124 Total Rm 4,559 1,152 1,285 375 — 771 US$m 279 70 79 23 — 47 Average exchange rate in 2022 was R16.37/US$ Figures may not add as they are rounded independently 1 Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue 2 All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) is calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period 3 Project expenditure for 2022 includes corporate project expenditure to the value of R976 million (US$60 million) – the majority of which was related to various IT projects and to the Burnstone project DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued IR - 110

SA gold operations (2021) Unit Total Driefontein Kloof Beatrix Cooke DRDGOLD Production Ore milled 000t 44,402 2,037 6,003 2,476 4,642 29,244 Underground 000t 5,162 1,474 1,862 1,826 — — Surface 000t 39,240 563 4,141 650 4,642 29,244 Yield g/t 0.75 4.55 1.82 2.58 0.25 0.19 Underground g/t 4.79 6.11 5.13 3.37 — — Surface g/t 0.22 0.45 0.33 0.36 0.25 0.19 Gold production kg 33,372 9,265 10,936 6,380 1,166 5,625 000oz 1,073 298 352 205 37 181 Underground kg 24,719 9,013 9,558 6,148 — — 000oz 795 290 307 198 — — Surface kg 8,653 252 1,378 232 1,166 5,625 000oz 278 8 44 7 37 181 Gold sales kg 33,374 9,314 10,961 6,305 1,175 5,619 000oz 1,073 299 352 203 38 181 Price and costs Gold price received R/kg 849,703 851,621 847,915 847,423 850,213 852,465 US$/oz 1,787 1,791 1,783 1,782 1,788 1,793 Adjusted EBITDA margin1% 18 27 15 13 (42) 29 All-in sustaining cost2 R/kg 803,260 793,000 858,316 857,256 742,979 665,065 US$/oz 1,689 1,668 1,805 1,803 1,562 1,399 All-in cost2 R/kg 821,358 793,000 876,380 858,366 742,979 673,429 US$/oz 1,727 1,668 1,843 1,805 1,562 1,416 Capital expenditure Ore reserve development Rm 2,604 1,177 930 497 — — Sustaining capital Rm 1,304 322 488 164 — 330 Growth projects3 Rm 472 — 198 7 — 47 Total Rm 4,380 1,499 1,616 668 — 377 US$m 296 101 109 45 — 25 Average exchange rate in 2021 was 14.79/US$ Figures may not add as they are rounded independently 1 Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue 2 All-in cost is calculated in accordance with the World Gold Council guidance. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total gold sold over the same period 3 Project expenditure for 2021 included corporate project expenditure to the value of R220 million (US$15 million), the majority of which was related to various IT projects and the Burnstone project DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued IR - 111

Sibanye-Stillwater Sandouville refinery (2022) Battery metal split Unit Total Sibanye-Stillwater Sandouville refinery1 Volumes produced Nickel Salts2 tonnes 2,003 Nickel Metal tonnes 4,839 Total Nickel production tNi 6,842 Nickel Cakes3 tonnes 284 Cobalt Chloride (CoCl2) 4 tonnes 153 Ferric Chloride (FeCl3) 4 tonnes 1,399 Volumes sales Nickel Salts2 tonnes 1,860 Nickel Metal tonnes 4,987 Total Nickel sold tNi 6,847 Cobalt Chloride (CoCl2) 4 tonnes 164 Ferric Chloride (FeCl3) 4 tonnes 1,399 Nickel recovery yield5% 95.54 Price and costs Nickel equivalent average basket price6 R/tNi 458,595 US$/tNi 28,019 Adjusted EBITDA margin7% (16) Nickel equivalent sustaining cost8 R/tNi 527,676 US$/tNi 32,239 Capital expenditure Ore reserve development Rm Sustaining capital Rm 90 Growth projects Rm Total Rm 90 US$m 5 Average exchange rate in 2022 was R16.37/US$ Figures may not add as they are rounded independently 1 The Sandouville refinery processes nickel matte and includes results since the effective date of the acquisition on 4 February 2022 2 Nickel salts consist of anhydrous nickel, nickel chloride low sodium, nickel chloride standard, nickel carbonate and nickel chloride solution 3 Nickel cakes occur during the processing of nickel matte and are recycled back into the nickel refining process 4 Cobalt chloride and ferric chloride are obtained from nickel matte through a different refining process on an order basis 5 Nickel recovery yield is the percentage of total nickel recovered from the matte relative to the nickel contained in the matte received 6 The Nickel equivalent average basket price per ton is the total nickel revenue adjusted for other income - non-product sales divided by total nickel equivalent tonnes sold 7 Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue 8 The Nickel equivalent sustaining cost, being the cost to sustain current operations. Nickel equivalent sustaining cost per tonne nickel is calculated by dividing the Nickel equivalent sustaining cost, in a period by the total nickel products sold over the same period. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per ton are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per ton as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies. For a reconciliation of cost of sales, before amortisation and depreciation to Nickel equivalent sustaining cost, see - Overview - Management’s discussion and analysis of the financial statements - 2022 financial performance compared with 2021 - Cost of sales - All-in sustaining cost, All-in cost and Nickel equivalent sustaining cost DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued IR - 112

FUTURE FOCUS – OPERATIONAL OUTLOOK In addition to the 2023 production guidance, the Group continue to share material updates with the market, see &cedil; www.sibanyestillwater.com/news-investors/news/news-releases 2023 Production guidance Production All-in sustaining costs Total capital US PGM operations (2E mined) 500 - 535 koz US$1,400 - 1,500/oz&sup1; US$285m - US$300m (incl. US$25m project capital) US Recycling (3E) 450 - 500 koz n/a R41.9m (US$2.6m)&sup2; SA PGM operations (4E PGMs) 1.70 - 1.80 moz&sup3; R20,800 - 21,800/4E oz (US$1,300 -1,363/4E oz)&sup2; R5,400m (US$338m)&sup2; (incl. R920 million (US$58m) for K4) SA gold operations (excluding DRDGOLD) 23,500 - 24,500kg (756 - 788 koz) R950k - 1,020k/kg (US$1,882 – 1,940/oz)&sup2; R5,900m (US$237m) (incl. R1,950m (US$122m) Burnstone project capital and R150m (US$9m Kloof 4 project)&sup2; EU battery metals Sandouville refinery 9.5 -10.1 kt €24,813/t (R409k/t)&sup2; Nickel equivalent sustaining cost €15.9m (R262.9m)&sup2; EU battery metals Keliber project n/a n/a €231m (R3,807m)&sup2; Source: Company forecasts as announced on 28 February 2023 Note: Guidance does not take into account the impact of unplanned events 1 US PGM AISC are impacted by tax and royalties paid based on PGM prices, current guidance was based on spot 2E PGM prices of US$1,500/oz 2 Estimates are converted at an exchange rate of R16.00/US$ and R16.50/€ 3 SA PGM operations production guidance and costs includes third-party POC (exclude cost of purchasing third-party material). Production includes 50% of the attributable Mimosa production, while Mimosa is excluded from AISC and capital due it being equity accounted US PGM Columbus Metallurgical complex DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued IR - 113

MAJOR INVESTMENT IN OPERATIONAL SUSTAINABILITY SA projects Marikana K4 project (investment in vertical shaft infrastructure) The Marikana K4 project, a long-life and low-cost PGM project, which was approved by the Board in early 2021, continued to perform well. The project’s first stoping production commenced during the year, with Q4 production reaching 3,984oz, and development also increasing in line with expectations. K4 was acquired as part of the Lonmin acquisition and forms part of the Marikana operation at the SA PGM operations. At acquisition date, most of the major infrastructure was already in place including: • Equipped and functional vertical shaft to a depth of 1,332m  • Equipped and functional ventilation shaft to a depth of 1,078m • Functional 130,000 tonnes per month (tpm) concentrator • Existing surface infrastructure such as offices, change houses, refrigeration plants, and grout plants • Emergency power supply commissioned December 2022 • Multi-level underground development infrastructure The project remains ahead of schedule, with overall progress at 34% against a plan of 33%, and on track to achieve steady state production levels (~250koz per annum) from 2030 - 2064. with the following milestones achieved • First reef tonnes were hoisted in May 2022 • Reef tonnes hoisted for H2 2022 of 48,670 tonnes with production of 3,984 4Eoz • K4 development build-up in support of the steady state operation is progressing well. The Merensky ore pass rehabilitation is ongoing • Surface infrastructure is well advanced • Over 1,000 employees on site which is set to double in the next year • Project capital spent in 2022 was R924 million (US$56 million) in line with budget, with R1.1 billion (US$69 million) spent to date. K4 has another year of planned high capital expenditure in 2023, (R920 million/US$58 million) which will then begin to taper off K4 is incorporating several innovations aimed at developing a ‘modern flagship’ underground mine, such as • Electric Hydraulic drill rigs and loaders (replacing hand held drilling and compressed air throw loading of flat development ends) for improved safety, productivity and energy efficiency • Lithium Battery Locomotives (replacing lead acid batteries) reducing the required charging infrastructure, improving energy efficiency and battery life • Wi-Fi underground to enable better communication, equipment monitoring and the use of other digital systems • Intelligent refuge bays monitored for life sustainability through a fully automated system • Redesigned surface areas to reduce the risk of pedestrian and vehicle interaction • Multi-blast conditions on 28 level return-airway to ensure that the ventilation grid is properly maintained • Interactive self-service kiosks where employees can print payslips and update personal information etc. Kloof projects (infrastructure optimisation) The Group has advanced the Kloof Integration Project, which aims to optimise and rationalise the infrastructure between No. 3 and No. 4 shafts, and between No. 1 and No. 3 shafts, resulting in operating cost savings. This projects also facilitates access to additional mineral resources which will support the Kloof LoM from 2025 onwards with an additional 0.7Moz mineral reserves. Rationalisation of infrastructure between No. 3 and No. 4 Shaft has allowed for the phased closure of No. 3 sub-vertical Shaft. The final phase requires the closure of the main barrel in 2023. This phase entails the re-opening of old development between No. 1 and No. 3 shafts which will allow the mining of the remaining VCR at No. 3 Shaft, as well as the secondary reefs (the LR and KR) from No.1 Shaft, well into the latter part of the Kloof LoM. The Kloof Integration Project also involves the development of inclined access between 41 level at No. 4 Shaft up to 40 Level at No. 7 Shaft. The development of this phase is complete and equipping is in progress. An additional phase of the same project entails a similar access to link 42 and 43 levels. This project will allow access via No. 7 Shaft resulting in more face time for crews, increasing productivity, and will secure the planned efficiency improvement at No. 4 Shaft and underpin the annual production level comfortably above 0.15Moz/year. The access development for this phase is already underway. Burnstone project The Burnstone project, located near Balfour, 80km southeast of Johannesburg in the Mpumalanga province, is a shallow- to medium-depth gold operation which will mine the Kimberley Reef to about a kilometre below surface for more than 20 years. The project re-start was approved in 2021. Our productivity investments will help better extract Burnstone’s Mineral Resources and Reserves, at production rates of ~138koz per annum, and will create 2,500 sustainable jobs. Further, we are creating opportunities for procurement, SMME development, and skills transfer in the area. The Burnstone project is 47% complete against a plan of 55%. Good progress has been made on several fronts but development has fallen behind. The development was impacted by the extended delivery time of TMM due to global supply chain shortages related to Covid-19 and the NUMSA strike, the scrapping of old TMM that was deemed unserviceable, the three month gold strike, and difficulty in recruiting critical TMM skills locally. Project capital expenditure in 2022 was R934 million (US$57m) and is expected to increase in 2023 to R1,950 million (US$122m) as the rate of development increases. Projects in Europe Keliber lithium hydroxide (LiOH) project In early 2021, Sibanye-Stillwater entered the battery metals industry after buying 26.6% of Keliber. Keliber is located in Finland, which hosts some of the most significant lithium-bearing deposits in Europe. After funding a large portion of project capital, the Group increased its stake from 26.6% to 84.96% in Keliber oy., the Finnish mining and chemical company that owns and manages the project. This is important in terms of our strategy, in that (combined with Sandouville and our investment in Verkor Gigafactory) it enhances our presence in Europe. Keliber offers the Group a range of advantages, helping to initiate the Group’s battery metals strategy, and does so in a secure and efficient business environment. During 2022, the Sibanye-Stillwater Board approved the Keliber project at a project capital cost of €588 million and approved the immediate construction of the Keliber Lithium Refinery at a project DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued IR - 114 capital cost of €359 million (included in the €588 million). First production from Keliber is expected in 2025, with annual production of approximately 15,000 tonnes of lithium hydroxide (LiOH) at full production. Permitting and study optimisation activities are ongoing, the construction of the Keliber lithium refinery kicked off in Q1 2023. &cedil; See www.sibanyestillwater.com/news- investors/news/ transactions/Keliber Sandouville nickel refinery (Normandy, France) On 4 February 2022 we bought the Sandouville nickel hydrometallurgical processing facility from Eramet SA at a cost of approximately €87 million. The integration of Sandouville is now at a mature state with notable progress in the areas of safety, energy management, human capital, commercial, ICT, financial and management accounting. Sandouville’s production was severely hampered by plant availability. Multiple opportunities for improvement have been identified and scopes of work developed aimed at stabilising key operating sections and processes. The acquisition was done on the grounds that it is an opportunity to supply critical metals into key regional ecosystems. We are exploring opportunities to expand Sandouville into a supplier of other activities like PGM auto catalyst recycling, and battery metals recycling. Our feasibility studies in this respect are ongoing. &cedil; See www.sibanyestillwater.com/news-investors/news/ transactions/sandouville Projects in the Americas Rhyolite Ridge (Esmeralda County, Nevada, USA) Rhyolite Ridge is an advanced stage exploration project located in Esmeralda County, Nevada, US. Rhyolite Ridge aims to extract a large, shallow lithium-boron deposit, located close to existing infrastructure, in between Las Vegas and Reno, Nevada. It is expected to be one of the first large-scale US lithium projects to enter production. The 50:50 JV agreement between Sibanye-Stillwater and ioneer Limited, whereby ioneer would maintain the operational management responsibility, is subject to the satisfaction of certain conditions precedent before Sibanye-Stillwater will commit funding to the project. During 2022, ioneer submitted its Mine plan of operations (MPO) application for stage 1 mining, for review by the Bureau of Land Management (BLM). The BLM published a Notice of intent in the Federal Register during November 2022, which marked the commencement of work on the environmental impact statement (EIS) and public engagement process in accordance with the requirements of the National Environmental Policy Act (NEPA). The NEPA process culminates in the BLM’s Record of decision (ROD), a positive ROD will allow the company to commence construction of the Rhyolite Ridge Project. Ioneer’s best estimate is that an ROD would be received in Q1 2024. On completion of the NEPA process, once the MPO has been finalised, a NDEP-BMRR Reclamation Permit will be applied for, which would be the final major permit required. In the meantime, study work in support of the MPO is ongoing, also aimed towards fulfilling some of the conditions precedent, which will enable the Group to make a final investment decision. Altar The Altar exploration project is a shallow to intermediate depth copper-gold porphyry deposit located in San Juan province, Argentina, approximately 10km from the Argentine-Chile border and 180km west of the city of San Juan. Sibanye-Stillwater acquired the Altar project in 2017 as part of the Stillwater acquisition. Aldebaran Resources entered into a JV agreement with Sibanye- Stillwater in 2018 to acquire a 60%, and eventually 80%, interest in the Altar project, subject to funding certain exploration expenditures. Aldebaran Resources also assumed management of the JV. Sibanye-Stillwater currently holds a 17.59% stake in Aldebaran. As at 31 December 2022, Aldebaran may have spent the required expenditure for the initial 60% earn-in purposes. The legal process of reporting, assessing and confirming this, is still outstanding. Therefore, legally the earn-in has not been confirmed or implemented. As at 31 December 2022, Altar contained 1,408.6 million tonnes of declared attributable mineral resources at 0.4% copper and 0.1 g/t gold (13.1 billion pounds of copper and 4.3 million ounces of gold). Rio Grande The Rio Grande (north-west Argentina) exploration stage project (owned and managed by Aldebaran) is a copper-gold porphyry deposit with an associated iron oxide copper-gold (IOCG) style alteration. Sibanye-Stillwater holds a 17.59% interest in the project through its shareholding in Aldebaran Resources. As at 31 December 2022, Rio Grande contained 19.7 million tonnes of declared attributable mineral resources at 0.3% copper and 0.3 g/t gold (119.1 million pounds of copper and 0.209 million ounces of gold). Marathon The Marathon project is an advanced-stage PGM-gold-copper exploration project, at feasibility study level, located approximately 10km north of the town of Marathon, Ontario, Canada. The project is managed and operated by Generation Mining. In Q1 2022, the former JV parties and Generation Mining Ltd. reached an agreement with the Group whereby Sibanye-Stillwater exchanged its project level ownership for a combined corporate level equity interest. As at 31 December 2022, Sibanye-Stillwater owned an effective attributable share of 18.19%, via its equity interest in Generation Mining. A March 2021 feasibility study, based on open-pit mining of the principle Marathon deposit, has indicated the project could have a robust rate of return at forecast palladium prices, and could produce an average of 245,000 ounces of palladium equivalent annually over a minimum 13-year mine life. Approximately 58% of the revenue will come from palladium, and a further 26% from copper, based on prices of US$1725/oz for palladium and US$3.20 for copper. During 2022, Generation Mining continued the environmental approval process, while advancing detailed engineering on the project as well as arranging the production financing. The environmental assessment approvals from the Federal Minister of Environment and Climate Change, and the Ontario Minister of Environment were received on 30 November 2022. Denison The Denison project was a non-core PGM exploration project on the Sudbury Igneous Complex, Sudbury, Canada, acquired as part of the Lonmin transaction in June 2019. During November 2022, the Group concluded the sale to Magna Mining of 100% of Lonmin Canada Inc. (Sibanye UK limited shareholding equated to 63.8%) including the Denison project for an aggregate (100%) purchase price of Canadian (CAD)$16 million, comprised of a closing payment of CAD$13 million in cash and a deferred payment of CAD$3 million payable on or before the 12-month anniversary of the closing of the acquisition. Other projects The Group also has a considerable number of projects in South Africa (at various stages) which could potentially be developed depending on developments in the economic and regulatory environment. More information about these projects is available in the Mineral Reserves and Resources report. &cedil; See www.sibanyestillwater.com/news-investors/reports/annual DELIVERING VALUE FROM OUR OPERATIONS AND PROJECTS continued IR - 115

MINERAL RESOURCES AND MINERAL RESERVES: A SUMMARY WHAT WE DID IN 2022 SUCCESSES • Declared a maiden lithium (Li) Mineral Reserve of 193.6kt of lithium carbonate equivalent (LCE), following the Board approval of the Keliber lithium project in Finland • Achieved a 133% increase in Li Mineral Resources to 452.9kt of LCE • Maintained stable Mineral Reserves at our SA PGM and SA Gold operations, where depletion has been offset by additional Mineral Reserves from the completion of a successful feasibility study at the Mimosa PGM operations and increases at DRDGOLD CHALLENGES • The repositioning of our US PGM operations and consequent update of the life of mine (LoM) plans, has resulted in minor decreases in Mineral Reserves (3.6%) and Mineral Resources (6.1%) • At the Akanani PGM exploration project our mining right application was rejected on a technicality; the Group launched internal appeal proceedings, in accordance with the MPRDA; although confident in our legal position and that we acted within the guidelines during our application, the rejection of our application could impact up to 10% of total Group PGM Mineral Resources As a dual-listed company, on the JSE and the NYSE, Sibanye-Stillwater’s Mineral Resources and Mineral Reserves are reported in accordance with the SAMREC Code and subpart 1300 under Regulation S-K of the US Securities Act of 1933 (S-K 1300). APPROACH AND SALIENT FEATURES The statement of Mineral Resources and Mineral Reserves, as at 31 December 2022, outlines the attributable Mineral Resources and Mineral Reserves at each of our operating mines and projects. The Mineral Resources and Mineral Reserves are compared to the last full declaration made, as at 31 December 2021, and therefore include a 12-month period of production depletion due to mining activity. The statement is underpinned by appropriate Mineral Resources management processes and protocols that ensure adequate corporate governance. This section is a condensed overview of the Mineral Resources and Mineral Reserves Report 2022, which comprises a high-level review of Mineral Resources and Mineral Reserves, as at 31 December 2022, and details the location, geology, mining, processing, operational statistics and changes at each of the Group’s mining operations and projects. The detailed statement of Mineral Resources and Mineral Reserves is available online at &cedil; www.sibanyestillwater.com/news-investors/reports/annual/ Sibanye-Stillwater has extensive Mineral Resources and Mineral Reserves, the majority of which are precious metals located in the Americas and Southern Africa, as well as battery metals in Europe and the Americas. IR - 116

2021 PRECIOUS METALS MINERAL RESERVES (72.5Moz) 27.3 32.2 7.8 2.6 2.6 US PGM operations SA PGM operations SA Gold operations SA Gold projects DRDGOLD 2022 PRECIOUS METALS MINERAL RESERVES (70.6Moz) 26.3 31.4 7.3 2.7 3.0 US PGM operations SA PGM operations SA Gold operations SA Gold projects DRDGOLD 2021 PRECIOUS METALS MINERAL RESOURCE (398.0Moz) 89.6 6.2 174.7 52.9 53.6 16.0 5.0 US PGM operations Americas PGM&Au projects SA PGM operations SA PGM projects SA Gold operations SA Gold projects DRDGOLD 2022 PRECIOUS METALS MINERAL RESOURCE (389.5Moz) 84.2 5.6 177.3 53.1 48.4 16.0 4.9 US PGM operations Americas PGM&Au projects SA PGM operations SA PGM projects SA Gold operations SA Gold projects DRDGOLD Additional Reserves LCE Zinc U₃O₈ Cu (kt) (mlb) (mlb) (mlb) Lithium (Europe) 194 Zinc (Australia) 446 Additional Resources LCE Zinc U₃O₈ Cu (kt) (mlb) (mlb) (mlb) Lithium (Europe) 366 Lithium (US) 87 Zinc (Australia) 799 Uranium (SA) 67 Copper (Americas) 13468 The Group reports in accordance with both the JSE and the US Securities and Exchange Commission (SEC) rules and guidelines on commodity prices used for the estimation of Mineral Resources and Mineral Reserves at all managed operations, development, and exploration properties. We use forward-looking prices, based on extensive market research, that reflect “through the cycle” pricing. Mineral Resource price assumptions, which focus on longer timeframes, are based on moderately higher prices than for Mineral Reserves to reflect the ore-body flexibility. The US$ based, forward-looking commodity prices used for the 2022 LOM process has largely been retained from 2021, with only minor changes. The Mineral Reserve gold price has been adjusted marginally downwards by US$9 (-0.5%), whilst the uranium price has been adjusted upwards to reflect the growing recognition of the role nuclear power will play in securing baseload, low-carbon, green energy supply. The exchange rate used for the Mineral Resources and Mineral Reserves Declaration as at 31 December 2022 is R16.00/US$, up from R15.00/ US$ at year end 2021, reflecting the deteriorating long-term ZAR outlook. MINERAL RESOURCES AND MINERAL RESERVES: A SUMMARY continued IR - 117

31 December 2022 31 December 2021 MINERAL RESOURCES MINERAL RESERVES MINERAL RESERVES Precious metals US$/oz R/oz R/kg US$/oz R/oz R/kg US$/oz R/oz R/kg Gold 1,800 28,800 925,941 1,650 26,400 850,000 1,659 24,885 800,000 Platinum 1,500 24,000 771,617 1,250 20,000 643,014 1,250 18,750 602,826 Palladium 1,500 24,000 771,617 1,250 20,000 643,014 1,250 18,750 602,826 Rhodium 10,000 160,000 5,144,116 8,000 128,000 4,115,292 8,000 120,000 3,858,084 Iridium 3,000 48,000 1,543,235 2,500 40,000 1,286,029 2,500 37,500 1,205,651 Ruthenium 350 5,600 180,044 300 4,800 154,323 300 4,500 144,678 Base metals US$/lb US$/tonne R/tonne US$/lb US$/tonne R/tonne US$/lb US$/tonne R/tonne Nickel 7.94 17,500 280,000 7.35 16,200 259,200 7.35 16,200 243,000 Copper 4.54 10,000 160,000 4.06 8,950 143,200 4.06 8,950 134,250 Cobalt 25 55,116 881,848 22 48,502 776,026 22 48,502 727,525 Uranium oxide (U&sup3;O8)&sup1; 55 121,254 1,940,066 50 110,231 1,763,696 40 88,185 1,322,772 Chromium oxide (Cr2O3), (42% concentrate) 1 0.07 165 2,640 0.06 150 2,400 0.07 150 2,250 1 Long-term contract prices AMERICAS Platinum Group Metals US PGM operations • Total 2E PGM Mineral Resources of 84.2Moz, a year-on-year decrease of 6.1% • Total 2E PGM Mineral Reserves of 26.3Moz, a year-on-year decrease of 3.6% During 2022, a comprehensive update of the Mineral Resource and Mineral Reserve estimation methodology at the Montana operations was undertaken, which also included an update to the mine plan and scheduling. This repositioning of the US PGM operations culminated in a revision to the Mineral Reserves which now supports a 42 year LoM, building up to +700koz of annual production from 2027. A detailed reconciliation of the 2021 to 2022 US PGM operations’ Mineral Reserves is shown in the table below: Factors 2E PGM (Moz) Dec 2021 Reserves 27.3 Depletion (0.5) Post depletion 26.8 Area inclusion/exclusion 0.4 Geological interpretation (3.9) Estimation methodology 2.5 Modifying factors 0.5 Dec 2022 Reserves 26.3 PGM Exploration projects in the Americas In January 2022, the Group reached an agreement with Generation Mining Ltd. to dispose of its 16.5% direct project level interest in the Marathon project, held via Stillwater Canada Inc., a subsidiary of the Group, in exchange for 21,759,332 common shares in Generation Mining, bringing the Groups' shareholding in Generation Mining to 18.19%. This has resulted in an associated 4.46% decrease in attributable Mineral Resources to 45.3Mt, grading 0.7g/t PGM, 0.2% Cu, 1.6 g/t Ag and 0.1 g/t Au. On 7 November 2022, the transaction for the sale of Lonmin Canada Inc., including the Denison project, to Magna Mining Inc. (Magna) was completed, for an aggregate disposal consideration of US$16 million, resulting in the related attributable Mineral Resources being removed from our inventory. Battery Metals Lithium exploration projects • Total Mineral Resources of 10.2Mt grading 0.2% Li (for 86.8kt LCE) and 8.1% H3BO3 The attributable Mineral Resources in the Rhyolite Ridge Lithium- Boron project (Rhyolite Ridge project), via the Group's shareholding in ioneer Ltd., were largely unchanged, and only impacted by a minor change in shareholding from 7.1% to 6.95%. The Group has an agreement with ioneer Ltd. to establish a 50:50 JV with respect to the Rhyolite Ridge project in Nevada, subject to the fulfilment of all conditions precedent. During 2022, the project advanced to the final stage of permitting, with the U.S. Bureau of Land Management (BLM) publishing a Notice of Intent (NOI) in the Federal Register. Copper exploration projects • Total copper Mineral Resources of 13,257.1Mlb, a decrease of 0.1% The Group's attributable total copper Mineral Resources were impacted by a minor change in shareholding in Aldebaran Resources Ltd. from 19.99% to 17.59%. As of 31 December 2022, Aldebaran has unofficially completed expenditures to gain a 60% interest in the Altar project, as per the earn in agreement, however official notification with audited expenditures is still outstanding. MINERAL RESOURCES AND MINERAL RESERVES: A SUMMARY continued IR - 118

SOUTHERN AFRICA Platinum Group Metals SA PGM operations • Total 4E PGM Mineral Resources of 177.3Moz, a year-on-year increase of 1.5% • Total 4E PGM Mineral Reserves of 31.4Moz, a year-on-year decrease of 2.3% Mineral Resources were positively impacted (+5.0Moz) by the re- incorporation of the Hoedspruit Mineral Resources into the Rustenburg operation, which was previously (2021) excluded subject to the final approval of the prospecting right renewal. Mineral Reserves depletion (-1.9Moz) was positively offset by the inclusion of the Mimosa North Hill project following the completion of a positive feasibility study (+1.5 Moz), with minor LoM extensions, due to tail end optimisation at all operations, adding a further 0.5Moz. Marginal decreases in LoM grades at the Rustenburg operation and Marikana operation resulted in evaluation losses of 0.3Moz, whilst increased geological complexity (faulting) at the Kroondal and Rustenburg operations impacted a further 0.2Moz. An adjustment in modifying factors (-0.3Moz) contributed further to the overall decline of 0.8Moz. A detailed reconciliation of the 2021 to 2022 SA PGM operations Mineral Reserves is shown below. SA PGM operations – Mineral Reserves reconciliation Factors 4E PGM (Moz) 31-Dec-21 32.2 2022 Depletion (1.9) Economic valuation 1.9 Evaluation (0.3) Geological changes (0.2) Technical factors (0.3) 31-Dec-22 31.4 SA PGM exploration projects • Total 4E PGM Mineral Resources of 53.1Moz, an increase of 0.5% The only year-on-year change relates to the Limpopo project area, where a positive "reasonable prospect for eventual economic extraction (RPEEE)" assessment of a wider, mechanised mining cut was completed. As a result, a revised geotechnical mining cut was accepted and this resulted in the addition of 0.3Moz. The Group, through its subsidiary Akanani Mining Proprietary Limited (Akanani), held a prospecting right over the Akanani project area. Akanani duly applied for a mining right, which application has been rejected, related to an interpretation on the expiry date of the prospecting right. To secure its position, the Group has launched internal appeal proceedings in accordance with the Minerals and Petroleum Resources Development Act, 2002. The Group has also requested the Minister of Mineral Resources and Energy to suspend the further processing of a third-party prospecting right application over the same area, pending the finalisation of the appeal. The internal appeal process is progressing within the prescripts of the MPRDA. The Group will resort to court action in order to enforce its rights should the internal appeal not be successful. GOLD SA gold operations • Total gold Mineral Resources of 53.3Moz, a year-on-year decrease of 9.1% • Total gold Mineral Reserves of 10.3Moz, a year-on-year decrease of 1.5% • The change in Mineral Resources can be attributed to the Kloof operations where a re-interpretation of the Ventersdorp Contact Reef (VCR) geological facies resulted in a reduction of 5.7Moz, predominantly in the Inferred category, situated below the shafts infrastructure Mineral Reserves depletion (-0.8Moz), were positively offset by the extension of the Beatrix LoM by one year, and minor increases at Driefontein and Kloof (+0.3Moz), while our attributable interest in DRDGOLD contributed a further 0.7Moz. Notable other changes relate to the closure of Beatrix 4 shaft and the curtailment of operations on 47 level at Kloof 4 shaft (-0.4Moz). A detailed reconciliation of the 2021 to 2022 SA gold operations' Mineral Reserves is provided below. SA gold operations – Mineral Reserves reconciliation Factors Gold (Moz) 31-Dec-21 10.5 Depletion (0.8) Post depletion 9.7 Area inclusions/exclusions 0.3 Attributable adjustment 0.7 Geological interpretation 0.05 Economic parameters (0.4) Modifying factors (0.04) 31-Dec-22 10.3 SA gold development project • Total gold Mineral Resources of 9.1Moz, unchanged • Total gold Mineral Reserves of 2.7Moz, a year-on-year increase of 2.8% The increase in Mineral Reserves at the Burnstone project was driven by an optimisation of the tail-end production profile. SA gold exploration projects • Total gold Mineral Resources of 6.9Moz, remained unchanged at the Southern Free State (SOFS) project Uranium SA Uranium exploration projects • Total U3O8 Mineral Resources of 66.6Moz, remain unchanged year-on-year The uranium Mineral Resources are classified under exploration, but occur within gold operational footprints. MINERAL RESOURCES AND MINERAL RESERVES: A SUMMARY continued IR - 119

EUROPE Battery Metals Lithium development project • Lithium carbonate equivalent (LCE) Mineral Resources of 366.1kt, a year-on-year increase of 248% • Maiden LCE Mineral Reserves of 193.6kt During 2022, Sibanye-Stillwater increased its shareholding in Keliber (2021: 26.6%) to 84.96%, enabling Sibanye-Stillwater to act decisively and fast-track the Keliber project. A feasibility study completed by Keliber in February 2022 and updated in October 2022, confirmed the project economics, and on 28 November 2022 the Board approved development of the Keliber lithium project in Finland, beginning with the construction of the lithium-hydroxide refinery. The reported Mineral Reserves reflect the open-pit portion of the project only. Ongoing exploration activities have also added 30.4kt of LCE to the Mineral Resource Inventory. The increased Mineral Resources are related to the maiden resource estimates of the Tuoreetsaaret and Leviakangas deposits. AUSTRALIA Zinc operation • Zinc Mineral Resources of 798.5Mlb, a year-on-year decrease of 21.4% • Zinc Mineral Reserves of 445.5Mlb, a year-on-year decrease of 31.4% The year-on-year changes in Mineral Resources and Mineral Reserves were driven by depletion. CORPORATE GOVERNANCE This Mineral Reserve and Mineral Resource declaration represents a condensed and consolidated summary of the full Sibanye- Stillwater Mineral Resource and Mineral Reserve declaration available in the Group Mineral Resource and Mineral Reserve Report, which was published on 24 April 2023 and available at &cedil; www.sibanyestillwater.com/news-investors/reports/annual The Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, exchange rates, operating costs, mining permits, changes in legislation and operating factors. By-product metals that do not provide a material contribution to potential revenue flows are typically excluded from the statements. Sibanye-Stillwater prepares and reports its Mineral Resources and Mineral Reserves in accordance with the SAMREC Code, the updated Section 12 of the JSE Listings Requirements, and S-K 1300. For non-managed mineral properties, Mineral Resources and Mineral Reserves are in certain cases prepared under different codes, such as JORC and NI-43-101. These codes are closely aligned with SAMREC, form part of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO), and the estimates are therefore deemed to be consistent with SAMREC and S-K1300. All financial models used to determine the managed Mineral Reserves are based on current tax regulations as at 31 December 2022. Rounding of figures may result in minor computational discrepancies. Where this happens, it is not deemed significant. There are teams of Competent Persons (CPs or QPs), designated in terms of the respective national reporting codes, who take responsibility for the reporting of Mineral Resources and Mineral Reserves. Corporate governance on the overall compliance of the Group’s figures and responsibility for the generation of a Group consolidated statement has been overseen by the lead CPs, included below. The Group has the written confirmation of the lead CP’s that the information, as disclosed in this report, is compliant with the relevant security exchanges’ listing requirements (Section 12 of the JSE Listings Requirements, SAMREC Table 1 and S- K1300), and that it may be published in the form and context in which it was intended. For the managed operations, Stephan Stander is the Group Lead CP for Mineral Resources; and Tom van den Berg is the Group Lead CP for Mineral Reserves. Stephan is a registered member of the South African Council for Natural Scientific Professions (SACNASP 400089/96). Tom is a registered member of the South African Institute of Mining and Metallurgy (SAIMM 700497). Keliber – starting earthworks for the lithium refinery in Kokkola, Finland MINERAL RESOURCES AND MINERAL RESERVES: A SUMMARY continued IR - 120

Mineral Resources Inclusive of Mineral Reserves 31 Dec 2022 31 Dec 2021 PGM Tonnes Grade PGM PGM 100% Tonnes Grade PGM PGM 100% (Mt) (g/t) (Moz) (Moz) (Mt) (g/t) (Moz) (Moz) Americas&sup1; Operations Measured 42.6 13.7 18.7 18.7 39.9 14.7 18.9 18.9 Indicated 50.4 12.8 20.7 20.7 59.1 13.8 26.1 26.1 Measured + Indicated 93.0 13.2 39.4 39.4 99.0 14.1 45.0 45.0 Inferred 114.0 12.2 44.8 44.8 113.6 12.2 44.6 44.6 Exploration Measured 18.8 0.8 0.5 2.8 23.5 0.9 0.7 2.8 Indicated 21.5 0.6 0.4 2.3 27.8 0.7 0.6 2.4 Measured + Indicated 40.3 0.7 0.9 5.1 51.3 0.8 1.3 5.2 Inferred 5.0 0.5 0.1 0.4 7.5 0.9 0.2 0.6 Southern Operations Measured 419.7 4.3 58.2 81.8 440.4 4.2 59.7 83.7 Africa&sup2; Indicated 644.1 4.3 89.3 113.7 624.4 4.3 85.8 110.0 Measured + Indicated 1,063.7 4.3 147.6 195.5 1,064.8 4.2 145.4 193.7 Inferred 212.3 4.4 29.7 38.5 209.6 4.3 29.3 38.1 Exploration Measured 1.8 4.2 0.2 0.3 1.8 4.2 0.2 0.3 Indicated 253.7 4.1 33.5 47.0 247.3 4.2 33.3 46.6 Measured + Indicated 255.4 4.1 33.7 47.3 249.0 4.2 33.5 46.9 Inferred 165.4 3.7 19.4 27.5 162.4 3.7 19.4 27.3 Total Measured + Indicated 1,452.4 4.7 221.5 287.3 1,464.1 4.8 225.2 290.9 Grand total 1,949.1 5.0 315.6 398.5 1,957.2 5.1 318.7 401.5 GOLD Tonnes Grade Gold Gold 100% Tonnes Grade Gold Gold 100% (Mt) (g/t) (Moz) (Moz) (Mt) (g/t) (Moz) (Moz) Americas Exploration Measured 656.7 0.1 2.5 2.6 661.4 0.1 2.5 2.7 Indicated 614.2 0.1 1.7 2.5 622.2 0.1 1.7 2.6 Measured + Indicated 1,270.9 0.1 4.1 5.2 1,283.6 0.1 4.2 5.2 Inferred 202.7 0.1 0.5 0.8 206.1 0.1 0.5 0.8 Southern Operations Measured 483.5 1.8 28.5 31.4 496.6 1.8 29.3 32.3 Africa Indicated 401.8 1.4 18.2 20.6 409.2 1.4 18.4 20.8 Measured + Indicated 885.3 1.6 46.7 51.9 905.9 1.6 47.7 53.1 Inferred 35.4 5.8 6.6 6.7 41.3 8.2 10.9 11.0 Development Measured 1.1 6.2 0.2 0.2 1.1 6.2 0.2 0.2 Indicated 25.5 5.6 4.6 4.6 25.5 5.6 4.6 4.6 Measured + Indicated 26.6 5.7 4.8 4.8 26.6 5.7 4.8 4.8 Inferred 31.5 4.2 4.3 4.3 31.5 4.2 4.3 4.3 Exploration Measured — — — — — — — — Indicated 44.1 4.5 6.4 6.4 44.1 4.5 6.4 6.4 Measured + Indicated 44.1 4.5 6.4 6.4 44.1 4.5 6.4 6.4 Inferred 4.0 3.6 0.5 0.5 4.0 3.6 0.5 0.5 Total Measured + Indicated 2,226.9 0.9 62.1 68.4 2,260.2 0.9 63.2 69.6 Grand total 2,500.5 0.9 73.9 80.6 2,543.1 1.0 79.3 86.1 LITHIUM Tonnes Li LCE LCE 100% Tonnes Li LCE LCE 100% (Mt) (%) (kt) (kt) (Mt) (%) (kt) (kt) Europe&sup3; Development Measured 3.7 0.55 106.4 125.3 1.1 0.55 33.3 125.3 Indicated 8.0 0.48 202.4 238.3 2.4 0.48 62.0 232.9 Measured + Indicated 11.6 0.50 308.9 363.5 3.6 0.50 95.3 358.2 Inferred 2.8 0.38 57.2 67.4 0.4 0.42 9.8 36.9 Americas&sup3; Exploration Measured 2.7 0.17 24.8 356.8 2.8 0.17 25.4 356.8 Indicated 6.1 0.16 50.4 725.2 6.3 0.16 51.6 725.2 Measured + Indicated 8.8 0.16 75.2 1,082.0 9.0 0.16 77.0 1,082.0 Inferred 1.4 0.16 11.6 166.8 1.4 0.16 11.9 166.8 Total Measured + Indicated 20.4 0.35 384.1 1,445.5 12.6 0.26 172.3 1,440.2 Grand total 24.6 0.35 452.9 1,679.7 14.4 0.25 194.0 1,643.9 MINERAL RESOURCES AND MINERAL RESERVES: A SUMMARY continued IR - 121

URANIUM Tonnes Grade U₃O₈ U₃O₈ 100% Tonnes Grade U₃O₈ U₃O₈ 100% (Mt) (kg/t) (Mlb) (Mlb) (Mt) (kg/t) (Mlb) (Mlb) Southern Exploration Measured 158.0 0.1 40.4 50.5 159.5 0.1 40.5 50.6 Africa Indicated 49.1 0.2 26.1 28.5 47.5 0.2 25.9 28.3 Measured + Indicated 207.0 0.1 66.5 79.0 207.0 0.1 66.4 78.8 Inferred 0.04 1.1 0.1 0.1 0.04 1.1 0.1 0.1 Grand total 207.1 0.1 66.6 79.1 207.1 0.1 66.5 78.9 COPPER Tonnes Grade Copper Copper 100% Tonnes Grade Copper Copper 100% (Mt) (%) (Mlb) (Mlb) (Mt) (%) (Mlb) (Mlb) Americas Exploration Measured 656.7 0.4 6,179.2 6,558.0 661.4 0.4 6,200.9 6,559.5 Indicated 614.2 0.4 5,477.1 6,320.5 622.2 0.4 5,544.1 6,368.7 Measured + Indicated 1,270.9 0.4 11,656.3 12,878.5 1,283.6 0.4 11,745.0 12,928.2 Inferred 202.7 0.4 1,812.1 2,098.4 206.1 0.4 1,856.9 2,150.3 Grand total 1,473.6 0.4 13,468.4 14,976.9 1,489.7 0.4 13,601.8 15,078.5 ZINC Tonnes Grade Zinc Zinc 100% Tonnes Grade Zinc Zinc 100% (Mt) (%) (Mlb) (Mlb) (Mt) (%) (Mlb) (Mlb) Australia Operations Measured 7.3 3.1 490.7 2,467.0 10.6 3.0 706.9 3,536.2 Indicated — — — — — — — — Measured + Indicated 7.3 3.1 490.7 2,467.0 10.6 3.0 706.9 3,536.2 Inferred — — — — — — — — Exploration Measured 0.2 4.8 21.0 105.8 0.2 4.8 21.2 105.8 Indicated 1.8 5.7 221.0 1,111.1 1.8 5.7 222.1 1,111.1 Measured + Indicated 2.0 5.6 242.1 1,217.0 2.0 5.6 243.3 1,217.0 Inferred 0.5 6.5 65.8 330.7 0.5 6.5 66.1 330.7 Total Measured + Indicated 9.2 3.6 732.7 3,683.9 12.6 3.4 950.2 4,753.2 Grand total 9.7 3.7 798.5 4,014.6 13.0 3.5 1,016.3 5,083.9 Mineral Resources Exclusive of Mineral Reserves 31 Dec 2022 31 Dec 2021 PGM Tonnes Grade PGM PGM 100% Tonnes Grade PGM PGM 100% (Mt) (g/t) (Moz) (Moz) (Mt) (g/t) (Moz) (Moz) Americas&sup1; Operations Measured 19.3 10.4 6.4 6.4 15.1 14.3 6.9 6.9 Indicated 19.1 7.9 4.8 4.8 19.9 13.7 8.8 8.8 Measured + Indicated 38.3 9.1 11.3 11.3 35.0 14.0 15.7 15.7 Inferred 114.0 12.2 44.8 44.8 113.6 12.2 44.6 44.6 Exploration Measured 18.8 0.8 0.5 2.8 23.5 0.9 0.7 2.8 Indicated 21.5 0.6 0.4 2.3 27.8 0.7 0.6 2.4 Measured + Indicated 40.3 0.7 0.9 5.1 51.3 0.8 1.3 5.2 Inferred 5.0 0.5 0.1 0.4 7.5 0.9 0.2 0.6 Southern Operations Measured 262.8 4.7 39.3 54.6 257.2 4.7 38.5 53.5 Africa&sup2; Indicated 499.9 4.2 67.4 86.0 488.7 4.2 65.4 83.9 Measured + Indicated 762.6 4.4 106.7 140.6 745.9 4.3 103.9 137.4 Inferred 205.3 4.4 28.8 37.4 209.3 4.3 29.2 38.1 Exploration Measured 1.8 4.2 0.2 0.3 1.8 4.2 0.2 0.3 Indicated 253.7 4.1 33.5 47.0 247.3 4.2 33.3 46.6 Measured + Indicated 255.4 4.1 33.7 47.3 249.0 4.2 33.5 46.9 Inferred 165.4 3.7 19.4 27.5 162.4 3.7 19.4 27.3 Total Measured + Indicated 1,096.7 4.3 152.6 204.3 1,081.3 4.4 154.4 205.3 Grand total 1,586.4 4.8 245.7 314.4 1,574.1 4.9 247.8 315.8 MINERAL RESOURCES AND MINERAL RESERVES: A SUMMARY continued IR - 122

GOLD Tonnes Grade Gold Gold 100% Tonnes Grade Gold Gold 100% (Mt) (g/t) (Moz) (Moz) (Mt) (g/t) (Moz) (Moz) Americas Exploration Measured 656.7 0.1 2.5 2.6 661.4 0.1 2.5 2.7 Indicated 614.2 0.1 1.7 2.5 622.2 0.1 1.7 2.6 Measured + Indicated 1,270.9 0.1 4.1 5.2 1,283.6 0.1 4.2 5.2 Inferred 202.7 0.1 0.5 0.8 206.1 0.1 0.5 0.8 Southern Operations Measured 203.2 3.0 19.4 20.0 220.4 2.8 19.8 20.2 Africa Indicated 344.5 1.5 16.2 17.9 396.6 1.3 16.3 18.8 Measured + Indicated 547.7 2.0 35.6 37.9 617.0 1.8 36.2 39.0 Inferred 35.4 5.8 6.6 6.7 41.3 8.2 10.9 11.0 Development Measured 0.3 13.4 0.1 0.1 0.3 13.8 0.1 0.1 Indicated 5.8 11.1 2.1 2.1 5.8 11.5 2.1 2.1 Measured + Indicated 6.0 11.2 2.2 2.2 6.0 11.6 2.2 2.2 Inferred 31.5 4.2 4.3 4.3 31.5 4.2 4.3 4.3 Exploration Measured — — — — — — — — Indicated 44.1 4.5 6.4 6.4 44.1 4.5 6.4 6.4 Measured + Indicated 44.1 4.5 6.4 6.4 44.1 4.5 6.4 6.4 Inferred 4.0 3.6 0.5 0.5 4.0 3.6 0.5 0.5 Total Measured + Indicated 1,868.8 0.8 48.3 51.7 1,950.7 0.8 49.0 52.9 Grand total 2,142.4 0.9 60.1 63.9 2,233.6 0.9 65.2 69.4 LITHIUM&sup3; Tonnes Li LCE LCE 100% Tonnes Li LCE LCE 100% (Mt) (%) (kt) (kt) (Mt) (%) (kt) (kt) Europe Development Measured 0.5 0.47 13.5 15.8 1.1 0.55 33.3 125.3 Indicated 3.3 0.48 86.1 101.4 2.4 0.48 62.0 232.9 Measured + Indicated 3.9 0.48 99.6 117.2 3.6 0.50 95.3 358.2 Inferred 2.8 0.38 57.1 67.3 0.4 0.42 9.8 36.9 Americas Exploration Measured 2.7 0.17 24.8 356.8 2.8 0.17 25.4 356.8 Indicated 6.1 0.16 50.4 725.2 6.3 0.16 51.6 725.2 Measured + Indicated 8.8 0.16 75.2 1,082.0 9.0 0.16 77.0 1,082.0 Inferred 1.4 0.16 11.6 166.8 1.4 0.16 11.9 166.8 Total Measured + Indicated 12.7 0.26 174.8 1,199.2 12.6 0.26 172.3 1,440.2 Grand total 16.9 0.27 243.5 1,433.3 14.4 0.25 194.0 1,643.9 URANIUM Tonnes Grade U₃O₈ U₃O₈ 100% Tonnes Grade U₃O₈ U₃O₈ 100% (Mt) (kg/t) (Mlb) (Mlb) (Mt) (kg/t) (Mlb) (Mlb) Southern Exploration Measured 158.0 0.1 40.4 50.5 159.5 0.1 40.5 50.6 Africa Indicated 49.1 0.2 26.1 28.5 47.5 0.2 25.9 28.3 Measured + Indicated 207.0 0.1 66.5 79.0 207.0 0.1 66.4 78.8 Inferred 0.04 1.1 0.1 0.1 0.04 1.1 0.1 0.1 Grand total 207.1 0.1 66.6 79.1 207.1 0.1 66.5 78.9 COPPER Tonnes Grade Copper Copper 100% Tonnes Grade Copper Copper 100% (Mt) (%) (Mlb) (Mlb) (Mt) (%) (Mlb) (Mlb) Americas Exploration Measured 656.7 0.4 6,179.2 6,558.0 661.4 0.4 6,200.9 6,559.5 Indicated 614.2 0.4 5,477.1 6,320.5 622.2 0.4 5,544.1 6,368.7 Measured + Indicated 1,270.9 0.4 11,656.3 12,878.5 1,283.6 0.4 11,745.0 12,928.2 Inferred 202.7 0.4 1,812.1 2,098.4 206.1 0.4 1,856.9 2,150.3 Grand total 1,473.6 0.4 13,468.4 14,976.9 1,489.7 0.4 13,601.8 15,078.5 ZINC Australia Tonnes Zinc Zinc Zinc 100% Tonnes Zinc Zinc Zinc 100% (Mt) (%) (Mlb) (Mlb) (Mt) (%) (Mlb) (Mlb) Exploration New Century Measured 0.2 4.8 21.0 105.8 0.2 4.8 21.2 105.8 Indicated 1.8 5.7 221.0 1,111.1 1.8 5.7 222.1 1,111.1 Measured + Indicated 2.0 5.6 242.1 1,217.0 2.0 5.6 243.3 1,217.0 Inferred 0.5 6.5 65.8 330.7 0.5 6.5 66.1 330.7 Grand total 2.4 5.8 307.8 1,547.6 2.4 5.8 309.4 1,547.6 MINERAL RESOURCES AND MINERAL RESERVES: A SUMMARY continued IR - 123

Mineral Reserves 31 Dec 2022 31 Dec 2021 PGM Tonnes Grade PGM PGM 100% Tonnes Grade PGM PGM 100% (Mt) (g/t) (Moz) (Moz) (Mt) (g/t) (Moz) (Moz) Americas&sup1; Operation Proved 10.0 13.5 4.3 4.3 8.2 15.4 4.1 4.1 Probable 50.3 13.6 22.0 22.0 60.1 12.0 23.2 23.2 Proved + Probable 60.2 13.6 26.3 26.3 68.3 12.4 27.3 27.3 Southern Africa&sup2; Operation Proved 128.9 3.5 14.7 21.4 124.6 3.5 14.2 20.0 Probable 151.2 3.4 16.7 21.6 171.0 3.3 18.0 23.1 Proved + Probable 280.0 3.5 31.4 43.0 295.6 3.4 32.2 43.2 Grand total Proved + Probable 340.3 5.3 57.7 69.3 363.9 5.1 59.4 70.5 GOLD Tonnes Grade Gold Gold 100% Tonnes Grade Gold Gold 100% (Mt) (g/t) (Moz) (Moz) (Mt) (g/t) (Moz) (Moz) Southern Africa Operation Proved 227.8 0.9 6.6 8.7 149.6 1.4 6.8 8.0 Probable 124.6 0.9 3.7 4.5 154.8 0.7 3.7 5.0 Proved + Probable 352.4 0.9 10.3 13.2 304.4 1.1 10.4 13.0 Development Proved — — — — — — — — Probable 20.5 4.0 2.7 2.7 20.6 3.9 2.6 2.6 Proved + Probable 20.5 4.0 2.7 2.7 20.6 3.9 2.6 2.6 Grand total Proved + Probable 373.0 1.1 12.9 15.9 325.0 1.2 13.0 15.6 LITHIUM Tonnes Li LCE LCE 100% Tonnes Li LCE LCE 100% (Mt) (%) (kt) (kt) (Mt) (%) (kt) (kt) Europe&sup3; Development Proved 3.3 0.48 85.4 100.5 — — — — Probable 4.9 0.42 108.2 127.3 — — — — Grand total Proved + Probable 8.2 0.44 193.6 227.9 — — — — ZINC Tonnes Grade Zinc Zinc 100% Tonnes Grade Zinc Zinc 100% (Mt) (%) (Mlb) (Mlb) (Mt) (%) (Mlb) (Mlb) Australia Operation Proved 6.8 3.0 445.5 2,239.9 9.9 3.0 649.2 3,247.4 Probable — — — — — — — — Grand total Proved + Probable 6.8 3.0 445.5 2,239.9 9.9 3.0 649.2 3,247.4 Note: Mineral Resources and Mineral Reserves are attributable, based on legal equity interest, and metal content is additionally stated on a 100% basis. Details on attributable interests can be found in the Mineral Resource and Mineral Reserves Report 2022. 1 For the US PGM operations, PGM is represented by the 2E (Pt and Pd) 2 For the SA PGM operations, PGM is represented by the 4E (Pt, Pd, Rh and Au) 3 For the Lithium Mineral Resources, LCE content was calculated by multiplying the Li (%) content by a factor of 5.323. Lithium Hydroxide Monohydrate (LiOH.H2O)) can be derived from LCE by dividing by a factor of 0.88 MINERAL RESOURCES AND MINERAL RESERVES: A SUMMARY continued IR - 124

CONTINUOUS SAFE PRODUCTION WHAT WE DID IN 2022 SUCCESSES • Embedding safety as an operating philosophy with a particular focus on reducing high energy risk associated with serious and fatal injuries. All jurisdictions saw 98% of employees voluntarily sign a moral commitment to uphold critical controls, critical life-saving behaviours and critical management routines to block the path to death • Achieved our annual benchmark for the Group TRIFR, setting us on a positive trajectory to meet our 2025 target benchmark • Completed the development of 19 Group minimum standards (GMS) • Lowest fatal injury frequency rate in the Group’s history of 0.033 per million hours worked SA region • Significant performance improvement of lagging indicators • The development of leading indicators as the primary risk and analytical measure to proactively reduce key risk areas US region • Training database utilised for formal tracking and distribution of the Fatal elimination commitment book EU region • Progressing the safety performance at the Sandouville refinery, resulting in Q4 2022 being injury-free • Keliber project focused on building safe operations; started HAZOP (Hazard and Operability Analysis) assessments and three- dimensional safety walks for enhancing process and lay-out safety; developed and commissioned tools for safety reporting and monitoring CHALLENGES • Regrettable loss of five lives at our operations • To sustain the positive momentum on the safety performance and embed a safe culture BENCHMARKS Status See &Atilde; ALIGNMENT WITH SDGs • All operations maintained ISO 45001 certification Achieved Page 128 &Atilde; See the supplementary disclosure – Progressing the UN’s SDGs &cedil; www.sibanyestillwater.com/ news-investors/reports/annual • Zero harm In progress Page 128 • A Group TRIFR benchmark of 4.0 per million hours worked to be achieved by the end of 2025 In progress Page 134 • TRIFR benchmarks for 2022 – Group: 5.37 per million hours worked • SA gold operations: 5.52 per million hours worked • SA PGM operations: 4.99 per million hours worked • US operations: 8.52 per million hours worked Achieved Page 134 APPROACH We are committed to maintaining a working environment that is safe and that fosters the health and wellbeing of our employees and contractors. Workplace safety is one of our material matters and is underpinned by our iCARES values. Ensuring safety and wellbeing is a strategic essential to our business. Mining and processing activities present various hazards that can be of significant consequence to our workers. Continuously improving our safety performance, through risk mitigation, is vital and we remain committed to eliminating fatal accidents and achieving our goal of Zero harm. During 2022, we invested R768 million at our SA PGM operations (2021: R616 million), R649 million at our SA gold operations (2021: R338 million) and US$32 million at our US PGM operations in safety management initiatives, including personal protective equipment (PPE), capital outlay and training. As a minimum requirement, all employees receive training on our safety standards and safe work procedures through the annual refresher and induction programme, specifically we have invested 422,736 hours on safety and health-related training. (&Atilde; See Training and development, page161). IR - 126

While Zero Harm remains our ultimate objective, our immediate goal is focused on eliminating high-energy fatal and serious incidents through our Fatal Elimination Strategy that comprises the key pillars of critical controls, critical life saving behaviours, and critical management routines. Integrating these pillars into our leading indicator analysis, facilitates the identification of ineffective controls or risky behavior before it results in a fatal or serious injury incident. Through our Zero Harm framework we aim to humanise, institutionalise and systemise these controls, to mitigate risk and embed an operational safety culture that enables our teams to work to standards and to stop any unsafe work without hesitation. ACCOUNTABILITY, GOVERNANCE AND ASSURANCE GOVERNANCE ACCOUNTABILITY Our Safe production strategy is driven by the CEO and senior leadership with support from the Board. We encourage a bottom-up approach to safety, empowering our workforce to take responsibility for safety. Board • Safety and Health Committee • Audit Committee • Risk Committee Executive Committee and C-suite • Our Safe production strategy is driven by the CEO and senior leadership • High-potential incidents and fatal incidents are reviewed by the Group high-potential incident and fatal review committee. Lessons and subsequent actions are shared throughout the Group Operational • The operational Senior Vice President (SVP), assisted by the Vice President (VP) at each site, assumes the first line of responsibility and is supported by the operational safety department • The Group champion for Health and Safety provides support to the Chief regional officers • At the SA operations, managers and mine overseers are responsible for safety tracking and monitoring • At the SA and US PGM operations the joint health and safety committees meet monthly at each operation to address safety concerns • Our SA PGM operations have 2,806 workplace safety representatives and 46 full-time safety representatives, our SA gold operations have 1,803 workplace safety representatives and 40 full-time safety representatives; our US operations have 100 safety representatives these employees monitor safety performance through inspections, and they participate in incident investigations. Figures in this paragraph include alternatives &Atilde; For more details see Board and executive leadership, page 7. RELEVANT LEGISLATION AND REGULATIONS (list not exhaustive, only key regulations listed) South Africa • Mine Health and Safety Act and Regulations 29 of 1996 • Occupational Health and Safety Act 85 of 1993 United States • Federal Mine Safety and Health Act of 1977 • The Occupational Safety and Health Act of 1970 • Other US’ governmental divisions such as the Bureau of Alcohol, Tobacco, Firearms and Explosives, the Nuclear Regulatory Commission, and the Department of Homeland Security also regulate operations in the interests of public security Europe Fin Finland • Occupational Safety Act 738 of 2002 • Rescue Act 379/2011 • Act on the Safe Handling and Storage of Dangerous Chemicals and Explosives 390 of 2005 France • Code du Travail (Labor Code) • Code de la Sant&eacute; Publique (Public Health Code) ASSURANCE AND REVIEWS • Ongoing workplace inspections are conducted to assess conformance to standards, procedures, guidelines, and legal requirements • Internal audit and the multidisciplinary PIVOT system monitor various parameters; several external agencies (e.g., DMRE) conduct safety inspections and unscheduled audits • External and internal audits are facilitated by the Group’s internal audit department and include safety audits that measure compliance, reporting on leading and lagging indicators, including ICMM and WGC requirements • ISO 45001:2018 Occupational Health and Safety system gap audits are also conducted to measure compliance for certification. Certification audits are conducted by external parties • At the US PGM operations various internal safety audits are conducted as is emergency response testing and external assurance on compliance and indicators • High-potential incident and fatality reviews are conducted and serve as another layer of oversight • A formal agreement that covers safety and health is in place with the majority union, which defines how full-time and part-time safety representatives are elected, trained and appointed • Independent review of our safety programme, by a leading industry safety expert Key supporting policies and policy statements Health and safety policy statement (&cedil; see www.sibanyestillwater.com/about-us/governance), Emergency mandatory code of practices, Group minimum standards, Critical controls, Critical life-saving behaviours, Critical management routines CONTINUOUS SAFE PRODUCTION continued IR - 127

ZERO HARM STRATEGIC FRAMEWORK Our Zero Harm strategic framework provides the basis for embedding our Safety strategy: OVERVIEW In 2022, our health and safety focus was on the elimination of fatalities in our operations and the management and mitigation of high-potential incidents (HPIs). Following the tragic 21 fatal incidents in 2021, our safety priority shifted focus from total recordable injury frequency rate (TRIFR) to prioritising the elimination of fatalities, encapsulated in a fatal elimination strategy. The fatal elimination strategy was formulated on fundamental risk management practices to mitigate against high-energy risks in our operations. The strategy is benchmarked against global industry best practice and its effectiveness was reviewed by an independent third-party safety expert, Stephen Eichstadt. Despite a significant year on year improvement in all safety metrics, the tragic loss of life in 2022, where five of our colleagues passed away in mine related incidents, is a reminder that we still have a journey to travel to sustainably eliminate fatal incidents from our operations. Our sincere condolences go to the families and friends of our departed colleagues. Within the South African mining industry there were 49 fatal accidents in 2022, a 34% improvement compared to the previous year (79). Sibanye-Stillwater’s decrease of 75% in fatal accidents compares favourably with industry trends, however Fatal elimination remains our number one safety priority. A notable achievement during 2022, was the first time where the Company did not record a single fatal accident due to a fall of ground, traditionally one of our highest risk areas. During 2022, the Company adopted the ICMM safety reporting protocols, including integrating their safety definitions into our critical controls. We are active participants in the ICMM Health and Safety working group and have provided the working group with an update on progress made towards our Fatal elimination strategy. Regular comparison against third-party benchmarks are also undertaken and the majority of our operations have been ISO 45001 certified, including the South African and US operations as well as the recently-acquired Sandouville refinery. While our immediate focus is on high-energy risk mitigation to sustainably eliminate fatal incidents, our Zero Harm framework remains relevant to implement this strategy and underpins our ultimate objective of achieving Zero Harm. Despite the focus being on high-energy risk mitigation, all our lagging indicator trends continued to progress, with significant year-on-year improvements. This demonstrates that our risk mitigation approach, driven by line management, benefits all injury metrics. Further, it provides a measure of confidence that the Fatal elimination strategy and safety focus in 2022 significantly contributed towards achieving the intended safety results. Our initial Group TRIFR benchmark (noting that injury frequency rates are measured using this metric) is 4.0 per million hours worked, which is to be achieved by 2025, is a milestone on our journey to Zero Harm. We saw our TRIFR reduce from 7.10 in 2021 to 5.07 in 2022. Similarly, our lost time injury frequency rate (LTIFR) reduced from 6.02 to 4.41, and our serious injury frequency rate (SIFR) reduced from 3.78 to 2.91. Our fatal injury frequency rate (FIFR) reduced from 0.13 in 2021 to 0.033 in 2022 – the lowest rate during the 10 years of the Group’s existence. Fatal elimination strategy Significant progress on our Fatal elimination strategy was achieved in 2022. The strategy considers line management taking responsibility for safety, through a focused and calculated risk reduction approach by defining and applying critical controls, CONTINUOUS SAFE PRODUCTION continued IR - 128 critical life saving behaviours, and critical management routines, with the aim of “blocking the path to death”. This Fatal elimination strategy emphasises a focus on leading indicators and behaviours, rather than lagging or historical measures and in addition to the implementation of our critical controls and life saving behaviours through our management routines also encourages the improved reporting and recording of HPIs. HPI’s are defined in terms of incidents where an injury occurred with the potential for loss of life (IPLL) and incidents where no injury occurred but had the potential for loss of life (NIPLL), i.e. near misses. The enhanced reporting of HPI’s by operational teams has not only driven greater awareness of risk, but has also facilitated a more proactive approach in anticipating and mitigating risk through intensive investigations and applications of learnings from such incidents prior to loss of life occurring. In addition to the enhanced HPI reporting introduced during 2022, we have enhanced our incident investigation methods by incorporating a behaviour analysis model and implementing a simplified “Learning from Incident (LFI)” process that shares incident learnings across the group in an efficient and easy to implement manner. We have further engaged with The Minerals Council of South Africa’s LFI task team to play an active role in further developing this novel approach with our South African peers. The Fatal Elimination Strategy is essentially a culture change initiative driven throughout our operations that requires management teams to continually assess the appropriateness and effective implementation of our critical controls to reduce risk but also to understand the reason for unsafe behaviour. In addition it encourages frontline employees to exercise their right to call for safety stoppages. Through initiatives of engaging and training employees to recognise risk and understand their rights, not to undertake unsafe acts, has led to an increased ratio of frontline employees calling for safety stoppages compared to safety officers and senior management. For H2 2022 we achieved our initial target of 20% of frontline employees initiating safety stoppages, a ratio we will strive to see increase as our strategy is further embedded across the operations. Our renewed focus on leading indicators and behavioural analysis has demonstrated that despite the significant progress we have made during 2022, reflected in vastly improved year on year lagging safety indicators, we still have a journey to follow, to embed our strategy throughout all 84,481 employees and sustainably reduce risk in our operations to eliminate fatal incidents. Group minimum safety standards While Sibanye-Stillwater has always maintained a set of safety standards, the incorporation of different operating entities into the group over the years has resulted in these standards lacking consistency, standardisation and the ability to be universally implemented. In the year under review, management refined and documented a universal set of Group Minimum Standards (GMS) for safety. This included the identification of 19 standards, with critical controls and behaviours associated with each standard benchmarked against both local and international peer groups. Each standard has a designated technical owner who are responsible for any deviation from the GMS and have supporting implementation plans for each operation to achieve full compliance which each standard. Each GMS is defined with implementation tools and monitoring systems, and it is expected that these standards will be fully implemented Group-wide during 2023. Humanising safety by ‘visualising the risk’ Visual aids, animated video presentations, live performances through industrial theatre and other visual depictions of the GMS are important for communicating the GMS message to all employees. This ensures a full understanding of the GMS such that the anticipated behavioural change within the workplace may be realised. This engagement and communication approach is referred to as ‘humanising safety’. During 2022, industrial theatre performances relating to rock fall hazards effectively demonstrated the consequences of uncontrolled energy release, contributing to the decrease in Fall of Ground related incidents and the first year ever that the group did not experience a rock fall related fatal incident. The visualisation of other hazards associated with uncontrolled releases of high- energy, are key to assisting an understanding of the consequences of unaddressed risk and thus driving our intended culture change. The Company has invested in visualisation packages to demonstrate such incidents, fatal accidents, and selected HPIs. These animations are used during workplace orientation sessions, safety meetings, operational meetings and training programmes. Sibanye-Stillwater is also a founding partner to the International mining safety (IMS) hub where this important work on eliminating workplace fatalities is developed and shared with peer companies. Critical controls As part of the Fatal elimination strategy, 50 critical controls have been identified to mitigate high-energy risk and are applied universally across the Group. These have been embedded into our safety management system and are continuously measured in terms of their appropriateness for site specific fatal elimination plans. Deviations or non-conformance to critical controls are an important leading indicator in identifying both areas and tasks that are not conforming to our minimum standards and allow management teams to investigate the reasons thereof and apply mitigating actions to address such non-conformance. Behaviour model and leadership A critical aspect of the Fatal elimination strategy is understanding human behaviour that leads to high risk activities and how this can and should be addressed. This also institutes a fair and just outcome for behavioural violations. In 2022, 216 employees from the SA operations were dismissed for safety violations. Although it is always regrettable to dismiss employees, we are compelled to draw a strict line on unsafe behaviour. In reviewing our safety related incidents, we consider a detailed behavioural model that considers three broad categories of behaviour, namely: 1. Lapses/mistake which requires training and/or coaching of an employee 2. Violations (be it routine, cultural, or situational) that is driven by a situational or broader cultural shortcoming which requires change management or a revisions/addition of operating practices 3. Reckless or wilful violations, possibly for personal gain or as an act of sabotage, that requires appropriate disciplinary action This behaviour model is fully integrated into all investigations and guides supervisors on how to deal with each case on its merits, as well as instituting learning and action therefrom to ensure such incidents are not repeated. Our behaviour model is aimed at promoting both management and individual accountability, while enabling employees to operate safely. This model is complimented CONTINUOUS SAFE PRODUCTION continued IR - 129 by management culture assessments (“Mirror Assessments”) that facilitate the identification of individual leaders and wider operational areas where there is poor alignment to our safety practices, highlighting the need for interventions. Shifting behaviour To facilitate the roll out of the Fatal Elimination Strategy and promote life saving behaviour, the following initiatives have been implemented: • A personalised Life-saving commitment booklet, which includes a description of the19 GMS’s, as well as associated critical controls, behaviours and routines has been voluntarily signed by more than 98% of employees • One-page summaries of all high-potential incidents has been designed and implemented to effectively and efficiently communicate incident learnings across the group • A review and continuous improvement process has been embedded into the HPI investigation process to enhance critical controls, critical life-saving behaviours and routines • An optimised induction process for new employees to include a commitment to uphold critical controls, critical life-saving behaviours and routines • Treating contractors like employees with the same responsibilities and rights. This includes the development of a compliance portal to ensure that all legal, medical and training documentation for contractors is up to date and compliant Incentive/bonus systems to encourage safe behaviour The drive to eliminate fatalities has included reviewing and aligning incentives for the right behaviours that drive mitigation of high risk, including reporting of HPI incidents, and recognising the rights of front line employees to stop work for safety reasons. During 2022, this included once off bonuses during known historical periods of high risk (for example the December / January period in the SA operations). The Company is currently reviewing all short-term incentives for operating teams, to ensure alignment between our safety and operational objectives. These incentive objectives are aimed at aligning compliance requirements for production teams, based on leading indicators, while safety officers incentives will be wholly independent of production targets. The implementation of these revised incentive targets will be completed by Q2 2023. &Atilde; See Remuneration policy, page 241 Emergency planning The Group crisis management plan guides the implementation of management structures, key responsibilities, and general procedures to follow during and after a crisis. Management has been trained in emergency control, including established mandatory codes of practices for emergency preparedness and response plans. In the event of a major incident, senior management establish and manage an emergency control room from which the event is coordinated and tracked. All employees are trained in emergency protocols and drills are regularly conducted. All supervisors are trained in first aid and have full access to first aid equipment. In total, in excess of 61,000 employees have received first aid training. All underground workings are equipped with secondary escape routes and emergency refuge bays, regularly inspected by management teams. The most senior supervisor will take charge of an emergency situation to inform workers of the evacuation plan. Rescue proto teams will be deployed during a major or high-risk emergency rescue situation. Across the SA operations we have 154 rescue team members, 21 proto teams, 18 medical practitioners, and 100 registered nurses. We have Rescue 911 paramedic deployments to all our operations. At our US operations we have 21 mine rescue team personnel, and 16 emergency medical services team personnel. Additionally we have 15 employees that are both equipped to perform mine rescues and provide emergency medical services. SAFETY FOCUS AREAS FOR 2023 The key safety focus areas for 2023 are aimed at continuing to enhance and improve our Fatal Elimination Strategy as well as to embed the strategy and understanding of our controls at all levels of the organisation. Key initiatives include: • Embedding the critical controls, and critical behaviours into Standard Operating Procedures such as pre-shift checklists and enhancing supervision quality through the implementation of a leadership program focused on Critical management routines. • Visualisation and simplification of our Group Minimum Standards to assist in contextualising risk and understanding the link to mitigating risk through controls and behaviours. • Rolling out our “what good looks like” initiative to promote team learning and sharing of best practice across the group. • To advance our “leadership mirrors” to promote engagement and transparency between operating teams and supervisors, ultimately to strengthen relationships amongst our teams • To continue to expand the capture and analysis of leading indicators to evaluate performance and mitigate risk before harm has occurred. • To continue to develop and adopt technologies that engineer out risk, especially in our highest risk areas of Rock Mass Management, Rail Bound Equipment, Scrapers/Winches and Rigging and Trackless Mobile Machinery. The Company is already well advanced in the installation of Personal and Vehicle Detection Systems (Level 9 PDS/VDS) on its trackless machinery and is developing similar technology for Rail Bound equipment and Winches and rigging. In addition, a seismicity roadmap has been developed after having completed a comprehensive seismicity study, involving international experts, to further improve our Rock Mass Management technologies already implemented such as permanent mesh and lace netting to mitigate rock-burst support in stopes. IMPACT OF ILLEGAL MINING AT THE SA OPERATIONS Sociopolitical instability in South Africa (one of our material matters) manifests itself in various ways, specifically through the breakdown of the rule of law and the wanton disrespect of property rights. Illegal mining, and the inability of the authorities to prevent it, is one of the most pernicious manifestations of this. Illegal mining poses a major risk to the sustainability and safety of our operations, as a result of attacks on employees and security personnel as well as the damage and theft of property. Employee safety is threatened through being offered financial inducements to assist illegal miners, or directly threatened and forced into doing so. CONTINUOUS SAFE PRODUCTION continued IR - 130

In addition to direct personal safety, indirect threats to employees also exist such as the increased risk of of employees to toxic fumes as a result of illegal miners burning cables underground to remove plastic casing, or the threat of electricity or communication disruptions due to illegal theft of copper cable. While illegal mining initially impacted primarily the SA gold operations, where illegal activities targeted the recovery and theft of gold, increasingly our SA PGM operations, are exposed to criminals accessing remote underground concessions to steal copper cable. This is in addition to surface substations being targeted by criminals where sadly an employee was killed during an armed attack by illegal copper thieves at our Cooke operations. The greatest challenge in combatting illegal mining is the fact that South Africa’s criminal justice system is ill-equipped to adequately address and prosecute these actions. Surface illegal miners are generally only charged with trespassing, for which they are required to only pay a R300 admission-of-guilt fine. Additionally, reported incidents of illegal mining are reduced by the bribery – or coercion – of employees, contractors and officials in an effort to have them turn a blind eye to illicit activity in return for the equivalent of up to four-months’ salary in cash. Several initiatives are currently considered to combat illegal mining. Random searches are conducted on employees to identify easily concealed low volume / high value material (e.g. precious metal concentrates) and are supplemented by body scanners in strategic locations. Enhanced scanning facilities are being further investigated and commisioned. Where possible, copper for communication purposes is being replaced by fibre and wireless technology to reduce communication loss risk and disincentive criminal activity. In respect of contractors who are complicit with illegal miners, our response is to tighten our integrity testing for outsourced companies. Should our own employees be found to be involved in abetting criminal activity, disciplinary processes are followed, which can lead to dismissal an criminal charges being laid. We encourage employees to report illegal activities and we reward employees for information that leads to the arrest and prosecution of criminals. The Social, Ethics and Sustainability Committee is aware that increased illegal mining activities are jeopardising the safety of assets and employees. The committee has recommended for an awareness campaign to highlight the costs of criminality. The committee is also assured that management are conducting detailed risk assessments to strengthen the Protection services strategy to improve safety and security. We are improving fencing around our property, adopting technology solutions (including video analytics, thermal cameras, and drones) around our operations to develop reliable early- warning signals for intrusions and have established a Central command and control centre at our Rustenburg operations, from where our different technologies can be monitored and managed. We work with the Minerals Council to promote a unified industry response to the illegal mining crisis. It is our preference that mining companies in the same jurisdiction work together (sharing intelligence and resources) in combatting illegal mining. We will continue to urge other companies to work with us in defending our assets and in defending the rule of law. During 2022 we recorded 363 incidents of illegal mining and 1,115 arrests of illegal miners. 2 See Combating illegal mining fact sheet 2022, &cedil; www.sibanyestillwater.com/news-investors/reports/annual Intelligent fatigue management The SA PGM operations partnered with EC Blaauw, our largest transporter of raw materials, to launch an intelligent fatigue management system. The system uses technology to monitor drivers in real-time for signs of fatigue. This enables us to improve driver safety, and we will send replacement drivers if needed. This intervention not only supports the Fatal elimination strategy but monitors the wellbeing of drivers. Driver fatigue alerts are tracked per hour and the intelligence drawn from the analysis informs safety and wellbeing improvement measures. CONTINUOUS SAFE PRODUCTION continued IR - 131

PERFORMANCE Our safety models and investigations now clearly address failures as they relate to critical controls, critical life saving behaviours, and critical management routines. Our behaviour model provides a fair reflection of management accountability and of whether individual behaviour constitutes wilful disregard. The marked improvements in safety performance during 2022 on the back of our Fatal Elimination Programme demonstrate the importance of of instituting a robust safety culture and of spending quality time with frontline teams embedding the right behaviour and risk management . Leading indicators show that non-compliance to critical lifesaving behaviours is by far our biggest challenge, which highlights the need for leadership to facilitate a change in behaviour and prioritise critical controls and routines. 17 million Total Marikana processing (Smelting, refining and concentrators) 5 December 2022 6 million Marikana west operations 18 July 2022 5 million SA PGM mining operations 7 August 2022 4 million Marikana conventional mining operations 18 August 2022 SA PGM operations 4 August 2022 SA PGM mining operations 21 June 2022 Marikana K3 shaft operations 2 June 2022 Kroondal and Rustenburg operations 9 December 2022 Kroondal and Rustenburg plants and concentrators 26 November 2022 Kroondal and Rustenburg mining operations 1 November 2022 3 million Kroondal surface operations 14 August 2022 Marikana operations 5 July 2022 2 million Thembelani shaft operations 4 September 2022 Asset management 8 August 2022 Marikana mining operations 22 June 2022 Marikana Saffy shaft operations 10 January 2022 Rustenburg mining operations 1 September 2022 1 million Rustenburg concentrators unit 1 22 August 2022 Kroondal mining operations 11 August 2022 Rustenburg operations 24 June 2022 Kroondal operations 9 June 2022 Rowland shaft operations 24 February 2022 Kroondal and Rustenburg security department 8 February 2022 Khuseleka operations 20 December 2022 Bathopele operations 13 December 2022 Fatality-free shifts worked SA and US PGM operations Date achieved Fatality-free shifts worked SA gold operations Date achieved 3 million shifts Kloof Ikamva shaft 18 September 2022 2 million shifts SA gold operations 27 August 2022 Total Kloof 4 October 2022 1 million shifts Total Kloof 14 February 2022 SA gold operations 9 July 2022 Total Driefontein 20 September 2022 SA gold operations 25 November 2022 Beatrix operations 14 December 2022 CONTINUOUS SAFE PRODUCTION continued IR - 132

In memoriam We extend our heartfelt condolences to the families and friends of those who lost their lives during 2022 while working in our operations. 19 January 2022 SA gold - Driefontein - Pitseng shaft Mr Thabile Cele Employee Loco Driver Main Haulage MW RBE Tramming Operations 14 February 2022 SA PGM - Surface service - K2 Offloading area Mr Mmboniseni Mphaphuli Employee Train Driver Assist SF Surface RBE Operations 29 August 2022 SA PGM - Marikana - Saffy shaft Mr Stanford Tyobeka Employee General Production UG Scraper Cleaning Operations 30 August 2022 SA PGM - Marikana - Rowland shaft Mr Mzolisi Msiya Employee Artisan Fitter UG Mud Rush 8 October 2022 SA gold - Kloof - Thuthukani shaft Ms Fezeka Ntlekisana Contractor Loco Driver Battery MW RBE Tramming Operation Date Operation Name Employee/ contractor Occupation Incident CONTINUOUS SAFE PRODUCTION continued IR - 133

Safety performance 2022 2021 2020 Group US region EU region SA region Group5 US operations SA operations Group US operations SA operations PGMs PGMs Gold PGMs PGM Gold PGMs PGMs Gold Fatalities 5 0 0 3 2 21 2 6 13 9 0 5 4 Fatal injury frequency rate1 0.03 0.00 0.00 0.03 0.04 0.13 0.44 0.07 0.19 0.06 0.00 0.06 0.06 Number of lost-time injuries 668 18 5 420 225 951 31 529 391 840 34 441 365 Lost-time injury frequency rate (LTIFR)1 4.41 4.03 8.88 4.36 4.48 6.02 6.77 6.21 5.72 5.56 7.98 5.37 5.65 Total injury frequency rate4 6.29 23.07 71.01 5.63 5.34 9.8 33.8 9.89 7.4 8.52 12.67 9.5 6.99 Number of serious injuries 441 18 1 262 160 598 27 297 274 458 27 200 231 Serious injury frequency rate (SIFR)1 2.91 4.03 1.78 2.72 3.19 3.78 5.90 3.49 4.01 3.03 6.34 2.44 3.57 Medically treated injury frequency rate (MTIFR)1, 2 0.66 3.58 1.78 0.54 0.62 1.08 3.71 0.88 1.16 2.95 4.69 4.13 1.35 Total recordable injury frequency rate (TRIFR)1 5.07 7.61 10.65 4.90 5.10 7.10 10.48 7.09 6.88 6.69 12.67 6.30 6.81 Total recordable injuries 768 34 6 472 256 1,122 48 604 470 1,011 54 517 440 Number of Section 54/ regulator work stoppages 105 3 0 77 25 82 3 42 37 68 2 29 43 Production shifts lost owing to Section 54/ regulator stoppages 43 0 0 39 4 179 6 106 67 200 30 154 46 Total hours worked (millions) 151.49 4.47 0.56 96.24 50.22 158.1 4.6 85.1 68.3 151 4.3 82.1 64.6 Note: Safety statistics include contractors. 1 Per million hours worked: total number of accidents x 1,000,000 hours worked 2 Also referred to as treat-and-return injury frequency rate, which includes certain minor injuries 3 The US PGM operations have not tracked this figure before 2021 4 These US operations’ statistics include instantaneous gas exposure without consideration of a 15 minute time weighted average 5 The SA gold operations recorded a fatal accident on 27 February 2022, this was however restated to the date of accident 21 October 2021, as per reporting protocol. Mr Madie (a contractor)) was injured during a scraping and rigging accident on 21 October 2021 and passed away as a result of his injuries on 27 February 2022 Our performance in perspective: SA peer comparison1 Company Serious injury frequency rate Serious injury frequency rate ranking Lost time injury frequency rate Lost time injury frequency rate ranking Fatal injury frequency rate Fatal injury frequency rate ranking PGM Sibanye-Stillwater SA PGM operations 2.72 2 4.36 2 0.03 3 Peer 3.78 3 5.18 3 0.02 2 Peer 1.24 1 1.95 1 0 1 Gold Sibanye-Stillwater SA gold operations 3.19 1 4.48 1 0.04 1 Peer 3.83 2 5.72 2 0.1 2 1 Rates are per million hours worked. Peers include: Harmony Gold, Anglo American Platinum and Impala Platinum CONTINUOUS SAFE PRODUCTION continued IR - 134

SA gold operations Tragically, we suffered two fatalities in 2022. These fatalities both involved rail-bound equipment and occurred at Driefontein (Pitseng shaft) and Kloof (Thuthukani shaft). All fatal accidents are investigated in line with the Group incident investigation standard in order to identify the root causes of the incident through an initial in loco investigation and, thereafter, causation model including assessments against the critical control, critical life-saving behaviour and management routines. The Executive Committee reviews the investigation and findings are delivered to the Safety and Health Committee of the Board for analysis. Learning from these incidents, we implemented a number of controls at our SA gold operations, including • Level 9 vehicle detection and pedestrian detection systems on trackless mobile equipment • New technology for winch-signalling devices • Interactive incident reporting, including simulation of HPIs to enhance learning from incidents • Industry-leading practice behaviour model as part of accident/ incident investigations In 2022, our SA gold operations progressed its risk management process and completed the ICMM aligned critical control selection process. This was a key milestone in the fatal prevention plan. SA PGM operations Tragically, our SA PGM operations recorded three fatalities in 2022. The fatalities were caused by surface rail-bound equipment operations, scraper cleaning operations and a mud rush that occurred at a box front. The following control enhancements were implemented to prevent similar accidents • Surface railways – enhanced lock out controls to prevent unauthorised equipment operation • Scraper cleaning – enhanced interventions implemented for risk assessment competency in abnormal situations. Revised standard for cable installation to winches to mitigate the risk of cables being damaged during blasts • Mud rush – Enhanced escalation procedures for significant risk Operational teams continued to develop fatal elimination plans at VP and Mine Overseer levels to address significant risks identified through leading indicators for critical controls and critical life-saving behaviour. US PGM operations We are pleased that there were no fatalities at our US operations and that we achieved a reduction of approximately 51% on fall of ground incidents. The US operations are now commencing with formal auditing and analysis of safety data. A revised commitment programme and measures were finalised in late 2022. Sites introduced a new tracking system to improve the capturing of operator level work stoppages. We are using the training database to communicate safety messages and instructions, as well as to promote the Life-saving commitment booklet. All employees have received these booklets and we are encouraging supervisors and employees to discuss the purpose and significance of signing them. Leadership teams at our US operations will initiate mirror assessments during 2023. EU region The relatively high injury rate of the EU region is partly a function of how injuries are recorded. Legislation requires that relatively minor incidents are recorded as lost workday incidents. Sandouville management is looking at normalising safety reporting data to align it with Group and ICMM reporting methodology and make it directly comparable to other operations. Sandouville refinery employees received training on Sibanye- Stillwater’s safety methods and models. The EU will require a full gap analysis on the GMS and a fatal elimination plan to ensure alignment to the Critical control, Critical lifesaving behaviours and Management routine to support the humanisation of our Group risk areas. A perception study at Sandouville revealed that stress levels and burnout among employees could be contributing to safety violations. We will address this, and continue to embed our safety approach as we further integrate the European region in 2023. Keliber began its construction phase in 2023. All employees undergo compulsory occupational safety training. Additionally, any person visiting or working at the site must attend site safety orientation training. Firsts aid and usage of fire extinguishing trainings are in place. A reporting system to report safety, environmental or a quality incident or observation is under development. The work to be ISO 45001 certified has started. US PGM operations: injuries by category 2022 2021 2020 Struck by objects (tools, equipment and others) 4 13 14 Strains/soft tissue injuries 4 4 10 Slips/trips/falls 7 6 10 Caught in/between 7 12 8 Rockfall 3 5 3 Operating equipment 5 2 2 Operating jackleg 2 0 2 Eye injuries 0 4 0 Chemical burns/other 0 0 0 Other 2 2 3 Total 34 48 52 EU region: injuries by category Struck by objects (tools, equipment and others) 0 0 0 Strains/soft tissue injuries 1 1 0 Slips/trips/falls 2 2 0 Caught in/between 0 0 0 Rockfall 0 0 0 Operating equipment 1 1 0 Operating jackleg 0 0 0 Eye injuries 0 0 0 Chemical burns 0 0 0 Other 2 2 0 Total 6 6 0 2022 EU region Sandouville Keliber CONTINUOUS SAFE PRODUCTION continued IR - 135

FUTURE FOCUS GROUP • Focused effort on fatality prevention through the application of the three pillars: critical controls, critical life saving behaviour and critical management routines • Evaluating leading indicators for critical management routines • Implementing a system for personal accountability in improvement of leaders and supervision performance through mirror surveys • Training with visualisation of risks, supported by communication through all levels of operations • Investigate the incentive models to align with the Fatal elimination strategy • Institutionalise Sibanye-Stillwater’s safety approach through improved leadership • Embedding of the Fatal elimination strategy SA GOLD OPERATIONS • Critical controls, life-saving behaviours and management activities incorporated into checklists at various levels • Implementation and monitoring of specific requirements for key risk areas • Emphasis on closing out issues in line with requirements by operations and line management, to promote accountability for safe work • Identification of injuries and incidents with potential for loss of life and the tracking of key learnings • Leadership mirror accountability SA PGM OPERATIONS • Focused effort on line management self-auditing • Critical controls, life-saving behaviours and management activities incorporated into checklists at various levels • Leading indicator transmission and data transformation to direct senior management proactive intervention • Promote awareness on MSHA Section 22 and 23 requirements (the right to withdraw from unsafe work) • Leadership mirror accountability EU REGION • Gap analysis on Group minimum standards • Alignment to Group fatal elimination methodology to priority unwanted events and principles of critical controls, critical lifesaving behaviours and critical management routines • Developing measures for leading indicators US REGION • Complete work on ISO 45001 accreditation • Complete bowties on 19 Group minimum standards, implement critical controls, Standard Operating Procedures review based on risks • Embed critical controls and critical life-saving behaviours into operator checklists • Audit effectiveness reviews on critical controls and correction actions • Health management plan development; sampling schedule and health risk assessment process; sampling methodology • Leading indicators: near-miss reporting, tracking high risk (Class A) hazards; these indicators to inform quarterly safety focus CONTINUOUS SAFE PRODUCTION continued IR - 136

HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE WHAT WE DID IN 2022 SUCCESSES • Over 99% of our employees have medical insurance • Psychological wellbeing assessments completed SA operations • Reduction in the number of workplaces exceeding 31oC • Buy quiet strategy, to reduce noise levels, implemented US operations • DPM strategy with a three-pronged approached developed CHALLENGES • Challenges in implementing DPM given worldwide semiconductor shortage BENCHMARKS Status See &Atilde; ALIGNMENT WITH SDGs • Diesel particulate filter fitment for PGM diesel fleet; expected completion Q4 2023 In progress Page 146 2 See the supplementary disclosure – Progressing the UN’s SDGs &cedil; www.sibanyestillwater.com/news- investors/reports/annual/ • Development of mental health resilience In progress Page 141 • Universal health coverage across the business In progress Page 139 • 100% annual re-measurement of WHO-5 against 2022 baseline, determination across all operating jurisdictions In progress Page 141 APPROACH Our iCARES values guide our approach to health and wellbeing. We participate in the health working group of the ICMM. As mandated by the Mine Health and Safety Act (MSHA) all employees and contractors whose jobs expose them to risk undergo annual medical examination. Our care to employees includes • Occupational health resources that assess risks, determine fitness to work, and manage disease and rehabilitation • Primary health care centres with doctors and nurses managing cases 24/7 • Shaft clinics within walking distance from the workplace offering primary health care facilities, including health assessments and treatment for communicable diseases and chronic ailments • Satellite primary health care clinics • Employee assistance programme (EAP) that includes counselling for employees and immediate family, provided by ICAS via 24/7 multilingual toll-free call centre and on-site social workers • Emergency medical services equipped with paramedics and 24/7 rescue capability • Hospital network with specialised care for trauma and for occupational injuries and diseases IR - 137

ACCOUNTABILITY, GOVERNANCE AND ASSURANCE GOVERNANCE ACCOUNTABILITY Board • Social, Ethics and Sustainability Committee • Audit Committee Executive Committee and C-suite • The ESG Committee reports into the Social, Ethics and Sustainability Committee • Chief Regional Officers Regional • EVP and Head of Group Human Resources Operational • The SA Senior Vice President: Health and Employee Well-being has oversight of the health and well-being programmes at Sibanye-Stillwater. Health has a central oversight with unit managers at the SA operations • The Senior Safety Manager has central oversight at the US operations for occupational health and employee wellbeing. Site Safety Managers provides support to the Senior Safety Manager • Health and safety full-time representation see to it that the health and safety programmes are agreed to and are effective RELEVANT LEGISLATION AND REGULATIONS (list not exhaustive, only key regulations listed) South Africa • Mine Health and Safety Act of 1996 • Occupational Diseases in Mines and Works Act of 78 of 1973 • Compensation for Occupational Injuries and Diseases Act 130 of 1993 • National Nuclear Regulator Act 1999, Act 47 of 1999, and Regulations • Mine Health and Safety Council milestones United States • Federal Mine Safety and Health Act of 1977 • Occupational Safety and Health Act of 1970 Europe Finland • Occupational Safety Act (738/2002) • Occupational Health Care Act (1383/2002) • Workers’ Compensation Act (459/2015) France • REACH Regulation (1272/2008 EC) • CLP Regulation (1272/2008) • Occupational risk assessment document (DUERP) is compulsory The Group also adheres to the ICMM and WGC Responsible Mining principles on safety and health. ASSURANCE AND REVIEWS • Sibanye-Stillwater’s health performance is monitored and verified by several external agencies such as Registrar for Medical Schemes, Department of Health and the DMRE • Audits relating to the Compensation for Occupational Injuries and Diseases Act (COIDA), in terms of compensation for occupational injuries and diseases; external assurance on performance indicators by PwC (&Atilde; page 281); Occupational diseases in Mines and Works Act audits for TB and silicosis cases • At the US PGM operations, health performance is verified and monitored by the Mine Safety and Health Administration, Montana Department of Labor and Industry, as well as by the US Department of Labor; the Blue Cross Blue Shield of Montana and the Brokers and actuaries at Hub International’s consultants also review our performance • In France, compliance with occupational health laws is enforced by representatives of the state itself, called the labour inspectorate • In Finland the compliance with occupational safety and health laws are enforced by occupational safety and health authorities that operate under Regional State Administrative Agencies. The main method of enforcement is workplace inspections Key supporting policies and policy statements • Health and safety policy statement (&cedil; see www.sibanyestillwater.com/sustainability/reports-policies/) • Medical surveillance programme and ISO 45001 • Alcohol, drugs and prohibited substances policy • Mandatory code of practices covering, among others fitness to work, COVID-19, noise, thermal stress and occupational health programmes • Radiation protection quality management policy Sibanye-Stillwater’s approach to health and occupational hygiene is guided by UN SDG 3. In terms of the wide-ranging SDG 3, sections 3.3 and 3.7 are the most relevant for Sibanye-Stillwater. The former (communicable diseases) aims to ‘End the epidemics of AIDS, tuberculosis, malaria and neglected tropical diseases and combat hepatitis, water-borne diseases and other communicable diseases.’ The latter (sexual and reproductive health) aims to “Ensure universal access to sexual and reproductive health-care services, including for family planning, information and education, and the integration of reproductive health into national strategies and programmes.” SDG 3.4 (Promoting mental health) is also of significance for us. &Atilde; See page 142 (HIV/Aids); page 141 (tuberculosis); page 139 (universal health cover); and page 141 (mental health services). 2 See supplementary disclosure: Progressing the UN’s SDGs &cedil; www.sibanyestillwater.com/news-investors/reports/annual/ HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE continued IR - 138

SA OPERATIONS’ HEALTH STRATEGY 2019-2020 2021-20231 2024-20301 • Align medical scheme(s) • Standardisation of SA operations’ health and wellness • People, processes and systems focus for efficiency • Intentional bias towards in-house medical scheme • Sustaining efficiency of health and wellness • ISO 45001 certification of in-house health systems • Focus on clinical governance and audit • Align to National Health Insurance (NHI) • Focus on service provider networks • Enhanced occupational health services and wellness efficiency Integral wellbeing We are committed to furthering the ‘integral wellbeing’ of our employees. By this we mean wellbeing that goes beyond basic mental and physical health, encompassing the full potential and purpose of the human personality. Among other things, this involves a commitment to • Promote a safe and healthy working environment in pursuit of optimum productivity and preservation of human life and wealth • Enhance our employee value proposition with a workplace culture that is holistic (integral) and that prioritises wellbeing • Encourage employees to take responsibility for their own wellbeing • Enable the Group to better oversee the wellbeing of employees, particularly when this impacts organisational objectives • Reduce health and wellbeing costs • Integral wellbeing policy include mental health 1 Timelines could potentially be impacted due to government rollout regressions Medical schemes In 2013, only 8% of our employees had a medical scheme membership, as of 2023, 99% of our SA employees are on medical schemes. Sources of health care funding (R million) 2022 2021 2020 Total US PGM EU region PGMs Gold Total US PGM PGMs Gold Total PGMs Gold Medical schemes 539 539 0 1,008 719 1,629 — 952 677 989 661 328 Company-funded 444 444 0 131 145 762 423 130 210 431 126 305 Compensation for occupational injuries and diseases (Rand Mutual Assurance) 289 NA NA 144 145 291 NA 125 166 371 199 172 Occupational diseases in Mines and Works Act dust levies 31 NA NA 4 27 40 NA 6 34 32 3 29 Total2 1,304 983.6 0 1,287 1,036 2,722 423 1,213 1,087 1,823 989 834 1 Care funding costs exclude Occupational Diseases in Mines and Works Act dust levies for gold (R392 million from 2013 to 2018) and PGM operations (R4.8 million from acquisition to 2018) 2 Excludes COVID-19-related expenditure Funding employee health care (number of employees) 2022 2021 2020 Total US PGM EU region2 PGMs Gold Total US PGM PGMs Gold Total PGMs1 Gold1 Principal medical scheme members 63,656 1,774 230 35,170 26,482 66,544 1,867 35849 28828 49,740 35301 6173 Employees on medical schemes – Principal members (%) 99 97 100 98 100 98 95 99 97 62 96 22 1 Medical scheme data has been automated and, through this process, the 2020 data has been updated 2 For Sandouville refinery and Keliber HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE continued IR - 139

Health care provision at the US PGM operations The US government does not provide universal health cover. We have partnered with a local hospital in Montana to assist employees with infertility treatment, family planning, and artificial insemination. This gives credence to our commitment to UN SDG 3.7, which supports universal access to sexual and reproductive health. Finland’s health care All of our Keliber employees are covered by occupational health care at no cost to the employee. It covers a wide range of treatments. In addition, all Finnish citizens are covered by the public healthcare system. Health care at Sandouville In France, employees are covered by health insurance, which is compulsory. This health insurance is contracted by the employer, who passes it on to all these employees in return for a participation fee. In addition, all French people are also covered by a public health system. PERFORMANCE COVID-19 Emerging statistics are encouraging for protection against COVID-19, demonstrating 97% antibody protection, high vaccine immunity, and natural immunity within the general population and among Sibanye-Stillwater employees. The mandatory COVID-19 Code of practice remains in place and Sibanye-Stillwater continues to apply a risk-based approach to managing any pandemic in the workplace, including COVID-19. The vaccination sites will remain accessible at designated locations, including at some public health facilities. Health and safety remain our priority; protocols will be revisited and reapplied should the risk level increase. SA operations: chronic disease risk classification1 2022 2021 1 Criteria group 2 Criteria groups 3 Criteria groups More than 3 criteria groups Total % 1 Criteria group 2 Criteria groups 3 Criteria groups More than 3 criteria groups Total % SA gold 4,387 3,171 1,955 500 10,013 27 4,708 3,857 2,268 640 11,473 30 SA PGM 7,219 6,020 3,384 1,188 17,811 36 7,233 6,681 3,622 1,237 18,773 38 Total 11,606 9,191 5,339 1,688 27,824 32 11,941 10,538 5,890 1,877 30,246 35 1 Chronic disease risk criteria categories include, amongst others, diabetes, hypertension, TB, occupational lung diseases, HIV, heart diseases, being overweight, age, kidney failure and carcinomas US PGM operations – Montana HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE continued IR - 140

SA OPERATIONS MENTAL HEALTH SERVICES We take an integral approach to mental health and wellbeing. By this we acknowledge the role of community, culture, and value-system in shaping how we respond to the challenges of life. Our user-friendly wellbeing resources assist employees to reflect on their own mental health. Sibanye-Stillwater’s MyWellness application provides support for the physical wellbeing of all our employees, by providing a hands-on clinical rehabilitation facility to ensure safe return to work following illness or injury. It also comprises a virtual platform to encourage healthy lifestyle behaviour. Our employee assistance programme (EAP) at our SA and US operations spreads awareness about our various mental health initiatives, including integral wellbeing and trauma counselling. In 2022, we measured the psychological wellbeing of employees at our SA gold and PGM operations; we will continue this practice annually. Employees at our US operations and at Sandouville were, for the first time, assessed against psychological wellbeing principles. For 2022, the off-site EAP engagement rate at our SA operations was 4.2%. High-risk cases for 2022 constituted 3.7% of the total engagement rate (including employee dependents). This compares to the high-risk rate of 2021 which was at 3.9%. The key drivers for high-risk cases in 2022 were mental health, relationship difficulties and financial problems. Counselling services offer emotional support and psychological empowerment techniques to help employees. We offer (in conjunction with a third-party provider) a toll-free hotline that employees can call for psychological support. Our SA operations invested R4,9 million in our Employee wellbeing programme. Our operations in Europe and the United States also have access to EAP services. Furthermore, victims of gender based violence (GBV) have access to free and confidential psychosocial support at our SA PGM and SA gold operations through GBV reporting and referral centres. Tuberculosis Since embarking on our objective to eradicate tuberculosis (TB) at our SA operations, we reduced active TB cases from 832 in 2014 to 201 in 2022 (2021: 249). At our SA PGM operations year-on-year active cases increased from 197 to 203. This equates to a TB rate of 5.72 per 1,000 employees at the SA gold operations and 4.37 per 1,000 employees at the SA PGM operations. In pursuit of our goal of TB elimination from our operations we will continue with annual compulsory TB screening and compulsory case management. We have a post-employment TB programme in partnership with TEBA that manages patients on exiting the mine. This guarantees laboratory follow up, and medication. SA operations: TB rates per 1,000 employees (new and retreatment cases) 2022 2021 2020 Total PGMs Gold Total PGMs Gold Total PGMs Gold Total TB 4.95 4.37 5.72 5.12 3.99 6.61 6.26 5.36 6.64 Pulmonary TB 4.19 3.94 4.53 3.97 3.46 5.17 5.41 4.69 4.73 Extra pulmonary TB 0.76 0.43 1.20 0.86 0.53 1.43 1.27 0.33 2.04 Cardiorespiratory TB 4.61 4.16 5.21 4.66 3.70 5.92 5.41 4.69 5.55 Multidrug-resistant TB 0.07 0.06 0.09 0.08 0.04 0.13 0.19 0.23 0.11 SA operations: number of new and retreatment cases of TB 2022 2021 2020 Total PGMs Gold Total PGMs Gold Total PGMs Gold TB 404 203 201 446 197 249 494 257 237 Cardiorespiratory TB 376 193 183 406 183 223 427 225 202 New cases of drug resistant TB 11 4 7 11 2 9 11 11 New cases of multidrug-resistant TB 6 3 3 7 2 5 15 11 4 HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE continued IR - 141

HIV/Aids In keeping with the 2025 UNAIDS HIV targets (which aligns with our commitment to meeting the UN SDG goals related to AIDS, notably SDG 3, ending Aids by 2030), our targets for HIV/AIDS are as follows • 95% of people living with HIV (PLHIV) using combination prevention • 95% of PLHIV knowing their status • 95 % of people who know their status initiating treatment • 95% on treatment being virally suppressed • 95% coverage of services • 95% of women having access to HIV and reproductive health services We have various initiatives to achieve these targets • Compulsory HIV counselling and screening offered annually at all occupational health centres for all employees • Medical schemes reporting on linkages to treatment and status of viral suppression • Monitoring disease management programmes run by medical schemes, relating to highly-active antiretroviral therapy (HAART) • On average, 84% of HIV positive employees receive first line antiretroviral treatment • For those employees that exit the organisation – our HIV/HAART patients are transferred to the state programme or they remain on the medical schemes disease management programme on leaving the organisation SA operations: HIV, VCT1 and HAART (highly-active antiretroviral therapy) 2022 2021 2020 Total PGMs Gold Total PGMs Gold Total PGMs Gold VCT offered 92,127 50,577 41,550 88,187 44,511 43,676 76,819 42,986 33,833 VCT conducted 28,675 23,335 5,340 29,041 23,036 6,005 30,606 22,125 8,481 VCT test-positive 660 393 267 803 449 354 831 326 505 Proportion of workforce tested2 — — — 0 0 0 0 0 0 New recipients of HAART3 3,844 1,712 2,132 1,845 959 886 1,063 509 554 HAART patients alive and on treatment, total employees including category 3-8 employees4 14,620 8,796 5,824 15,160 8,326 6,834 15,163 7,960 7,203 Employees who have left HAART programme5 817 577 240 142 92 50 289 266 23 Note: Sibanye-Stillwater recognises the right of employees not to disclose their HIV status. 1 Voluntary counselling and testing 2 VCT conducted as a percentage of total workforce (employees and contractors) 3 Previously the information only reflected Category 4-9 employees, but for 2020 those employees with medical schemes have been added 4 Entry-level mining employees (Category 4-9) of the SA gold operations 5 Employees who left HAART programme within 12 months of starting antiretroviral therapy (including retrenched employees with ill health and any other labour-related terminations) HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE continued IR - 142

OCCUPATIONAL HYGIENE and MEDICINE HEAT-RELATED ILLNESS Given the depth of some of our mines, thermal stress and heat- related illness are serious risks for our SA operations. Our policy focuses on minimising exposure to temperatures above 31oC (wet bulb), which is 1.5oC below the legally allowed exposure of 32.5oC (wet bulb). To do so we use underground ventilation and refrigeration systems, which are reviewed annually against planned production targets and their performance optimised to achieved acceptable conditions. All underground employees are trained, as part of the annual refresher training, on standards and procedures regarding thermal stress, including safe declaration, withdrawal temperature limits, stopping work without hesitation when temperatures exceed the limit. In 2022, we installed a cooling water system at the Siphumelele shaft (SA PGM); this and other measures has reduced the number of areas that exceed our temperature threshold. Temperature is included in the life-saving behaviours (our non- negotiable rules that address risk areas), which instruct employees to withdraw if the temperature reaches 32.5oC. For our SA operations, the average wet bulb temperatures and air velocities were within acceptable limits for the year under review. Our US PGM operations do not generally experience heat-related issues. D e g re e s C e lsi u s AVERAGE STOPE WET BULB TEMPERATURE SA gold SA PGM Legal Limit Action Level 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 0 5 10 15 20 25 30 35 Radiation exposure Radiation hazards in our mines arise from naturally occurring radioactive uranium associated with the gold bearing reef. Our SA gold operations are regulated by the National Nuclear Regulator (NNR) in terms of the NNR Act (Act 47, 1999), which mandates us to have a nuclear certificate of registration (COR). The NNR routinely conducts audits during the year to ensure compliance with various conditions and procedures of the COR. These cover a range of issues, including: managing radiation exposure, radioactive waste, decommissioning of projects, physical security and access control at regulated sites, medical surveillance of employees, radiation protection programmes. All the SA operations comply with COR conditions. The graph below shows our levels of compliance as per the NNR inspection audits conducted in 2020, 2021 and 2022. All mines achieved 100% compliance in 2022. Beatrix was not audited in 2021. NNR AUDITS/INSPECTIONS 2020 2021 2022 Acceptable compliance index DRF KLF BTX Cook Ezulweni Burnstone 0 20 40 60 80 100 120 Our SA gold operations have a Radiation protection quality management policy. This demonstrates a commitment to integrate the management of radiological exposure into our business philosophy, ensuring adequate resources for compliance with all legal requirements (both national and international legal requirements), and to communicate all relevant matters regarding radiation to the relevant parties. The NNR national dose register steering committee oversees the rollout and implementation of the recording system of radiation exposure doses nationwide. All our SA gold operations upload their quarterly radiation exposure on to the national dose register. Our accumulated 2022 radiation exposure doses are well below the dose limit as set by regulation (R388 of April 2006, 20 mSv/a for workers). In terms of radioactive contamination of waste, this is negligible at our operations. However, all hazardous waste is disposed of responsibly. During 2022, 4,752 tonnes of contaminated scrap metal were released to NNR authorised scrap dealers. (&Atilde; See Minimising our environmental impact, page 205). HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE continued IR - 143

SA operations: occupational diseases (number of cases reported and rate per 1,000 employees)2 2022 2021 2020 Total PGMs Gold Total PGMs Gold Total PGMs Gold Silicosis1 88 29 59 93 32 61 139 66 73 Silicosis rate per 1,000 employees 1.09 0.62 1.90 1.2 0.7 1.9 1.8 1.4 2.4 Chronic obstructive pulmonary disease (COPD) 32 26 6 30 24 6 39 34 5 COPD rate per 1,000 employees 0.40 0.56 0.19 0.37 0.50 0.19 0.49 0.71 0.16 Noise-induced hearing loss (NIHL) 264 101 163 294 122 172 231 138 93 NIHL rate per 1,000 employees 3.28 2.18 5.26 3.66 2.54 5.31 2.93 2.83 3.01 Cardiorespiratory TB (CRTB) 376 193 183 406 183 223 427 225 202 CRTB per 1,000 employees 4.68 4.16 5.90 5.05 3.81 6.88 5.41 4.69 6.54 1 Number of cases reported includes new and resubmission cases 2 Rates calculated based on at-risk employee population SA operations: occupational health management 2022 2021 2020 Total PGMs Gold Total PGMs Gold Total PGMs Gold Medical surveillance and certificate of fitness examinations – total1 171,455 106,787 64,668 169,647 97,125 72,522 235,736 96,934 138,802 Employees 123,742 73,646 50,096 125,960 69,283 56,677 188,321 74,634 113,687 Contractors 47,713 33,141 14,572 43,687 27,842 15,845 47,415 22,300 25,115 Days lost due to health-related absenteeism 892,980 586,982 305,998 1,229,355 689,941 539,414 804,986 420,651 384,335 1 Excludes heat tolerance screening (HTS) testing in 2021, post-COVID assessments and vulnerability assessments SA operations: new and resubmitted cases of occupational diseases 2022 2021 2020 Silicosis 88 93 139 Gold 59 61 73 PGM 29 32 66 Chronic obstructive pulmonary disease 32 30 39 Gold 6 6 5 PGM 26 24 34 Cardiorespiratory TB 376 406 427 Gold 183 223 202 PGM 193 183 225 Noise-induced hearing loss 264 294 231 Gold 163 172 93 PGM 101 122 138 Cases and claims: Medical Bureau for Occupational Diseases, and Compensation Commissioner for Occupational Diseases 2022 2021 2020 Cases assessed by Medical Bureau for Occupational Diseases (certification) 8,706 5,848 16,964 Sibanye-Stillwater's claims processed by Commissioner for Occupational Diseases 789 1,247 1,107 Claims processed by Compensation Commissioner for Occupational Diseases 6,086 6,171 5,881 Total paid only to Sibanye-Stillwater beneficiaries (R million) 18 25 30 Total paid to industry beneficiaries including Sibanye-Stillwater beneficiaries (R million) 136 126 201 HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE continued IR - 144

Noise-induced hearing loss Our SA operations follow the MHSC milestone of all process noise (including machinery) below 107dB(A) by 2024. Our noise-induced hearing loss (NIHL) strategy says that by reducing these operational noise levels and with the use of hearing protection devices, employees should not be exposed to noise levels above 85dB(A), which is the statutory limit. We have various actions across our SA operations to ensure we meet the target 1. Implemented buy quiet strategy as per Minerals Council, with initial target of 105dB(A) 2. Moulded hearing protection devices roll out 3. Auditing and monitoring of critical controls for noise 4. Tightened access control to areas with high noise levels 5. Hearing protection compliance is being monitored in noise demarcated areas Our hearing conservation programme is aligned with the Mandatory Code of Practice for noise and includes silencing of equipment, risk assessments, monitoring and measurement, personal protective equipment, investigation of any deterioration in hearing above 5%, and medical surveillance. Non-compliance to noise levels is mainly a result of damaged (or absent) mufflers on mechanical equipment, e.g., rock drills. At our US operations, some equipment, such as jackleg drills, exceed 107dB(A) and a few ventilation main fans exceed 115dB(A). These areas are designated as ‘restricted access’. In 2022 our SA PGM and SA gold operations recorded 101 and 163 NIHL cases respectively. This compares to the 2021 figures of 122 NIHL cases at our SA PGM operations and 172 NIHL cases at our SA gold operations. We are continuing with the rollout of moulded hearing protection devices at our SA operations, with the expectation that the SA gold rollout will be complete early 2023 and the SA PGM rollout towards the later part of 2023. In 2022, at our SA operations, we conducted a review for the silencing of certain equipment (such as pumps, fans and rock drills) We enhanced signage at high noise level areas, and instituted daily checks on hearing protection usage. Meanwhile, at our US operations we focused on training of employees on usage of hearing protection devices, reduction of equipment noise levels, and the use of double hearing protection where needed. Silica, dust and airborne pollutants Dust at our SA PGM and our US operations has very low silica content and is well controlled, presenting negligible regulatory or health risks. Silicosis (an occupational lung disease caused by long-term inhalation of dust particles) is of concern at our SA gold operations. South Africa’s deep-level gold mines, where quartz concentrations are high, present a risk for silicosis, and increased susceptibility to TB. Early in 2022, we reviewed our internal target for silica dust exposure and reduced it to no more than 5.6% (from 7.0% in 2021) of samples to exceed 0.05mg/m3. South Africa’s legislated occupational exposure limit is almost double this (i.e. 0.1mg/m&sup3;). Our new target aligns with our long-term strategy to meet the MHSC standard of &lt;5% samples exceeding 0.05mg/m3 by 2024 at SA gold operations. In 2022, at our SA gold operations, 5.87% samples exceeded 0.05mg/m&sup3;. In 2022, we recorded 59 silicosis cases at our SA gold operations; this is an improvement on 2021 (61 cases) and the culmination of sustained improvement over the previous years. For 2022, our silicosis rate at our SA operations was 1.09 per 1,000 employees (1.2 in 2021). The downward trend in the number of submitted silicosis cases is encouraging, suggesting that the investment in dust suppression and management strategies around dust has led to this trending in the right direction. At our SA operations, employees’ exposure to airborne pollutants is monitored in line with the relevant DMRE codes of practice. To date, 50 real-time dust monitors have been installed. The data from these dust monitors is collated automatically and daily reports are generated and distributed through QlikView. Continuous real-time monitoring (CRTM) for silica and dust is now in place across our SA gold operations. The data is available on our SCADA data system, and reported daily on QlikView. Sustained focus and ongoing action plans are in place and monitored to reduce the dust load across all operations. Investigations are conducted for each exposure that exceeds 0.05mg/m&sup3;. Our action plans include improving awareness through campaigns and developing and tracking leading indicators that will mitigate the dust load in the ambient air. Soluble platinum salts (chloroplatinates) While dust and silica are not a problem at our platinum mines, soluble platinum salts (or chloroplatinates) can cause platinum salt sensitivity. Chloroplatinate salts are potent skin and respiratory sensitisers that can result in the clinical syndrome of platinum salt sensitivity. This induces symptoms typical of a type I allergy, the most significant of which is asthma. Once sensitised, the concentration that elicits an adverse response is lower and the sensitised worker may need to be removed from an area where chloroplatinates are present. Symptoms of sensitisation do not appear immediately, and a subsequent platinum salt exposure that elicits a response may occur much later, making it more difficult to find the exact exposure conditions that cause sensitisation. We have developed a five-year action plan to achieve the voluntary guideline value of 100 nanograms/m3 set by the International Platinum Association (IPA). As per our existing controls, average exposure levels have been trending well below the national occupational exposure limit of 2,000mg/m&sup3;. Several reduction initiatives have been implemented, including stringent housekeeping standards and spillage management. For 2023 we plan to conduct real-time monitoring for chloroplatinates at our SA PGM precious metals refinery. Our five-year action plan to achieve the voluntary guidelines includes • Real-time monitoring for ventilation airflow and pressure • Real-time dust monitoring • Local extraction and dilution ventilation • Resin technology for PGM separation • Chemical reduction of salts • Alternative filtration technology • Gas and fume containment technology HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE continued IR - 145

Dust management at SA PGM At our SA PGM operations, dust on surface (e.g., blown off TSFs and from haul roads) is a nuisance and a potential health problem to employees and community members. It is made worse by the fact that our SA PGM operations are in dry parts of the country. Although there are no serious risks posed by the problem (regulatory or otherwise) we have a five-year dust management plan (starting 2020) for our Rustenburg and Kroondal operations. The plan includes netting barriers on the side slopes and application of chemical dust suppressants on the crest areas of the Paardekraal and Kroondal tailings storage facilities. It also includes propagation of tamarisk to act as wind barriers. &Atilde; For more information see Minimising our environmental impact, page 195. Tshiamiso Trust The Tshiamiso Trust was set up to carry out the terms of a December 2019 settlement between six mining companies and claimants suffering from silicosis and work-related TB. The trust, worth R5 billion, was instituted in February 2020. Claimants can make use of numerous lodgement centres across various countries, and medical centres carrying out medical benefit examinations. As one of the six companies involved, Sibanye- Stillwater helped in setting up the operating structures and claims system. To date (February 2023) almost R1 billion has been paid out, with claimants coming forward and claims being paid regularly. The website provides real-time statistics on appointments, registrations, claims lodged and claimants paid. Sibanye-Stillwater assisted the Department of Health in launching their Tshiamiso Trust campaign at our Andrew Saffy Memorial hospital. See &cedil; www.tshiamisotrust.com Diesel particulate matter The use of diesel-powered equipment in underground operations leads to health risks posed by over-exposure to diesel particulate matter (DPM). South Africa currently has no legislated occupational exposure limit for DPM. Our internal DPM target is 0.16mg/m3 (measured as total carbon), which is in line with US law. For our PGM operations we follow the ICMM guidelines on DPM management. In 2022, we took 1,449 personal DPM exposure samples at our SA gold operations, 125 of which exceeded our target (in 2021 it was 187 out of 1,602). Of the 359 personal DPM exposure samples taken at our SA PGM operations in 2022, 111 exceeded our target (in 2021 it was 131 out of 312). This shows a year-on-year improvement in DPM levels. The Group continues to roll out diesel particulate filters. Diesel particulate filter fitment for the SA PGM diesel fleet began in Q2 2022. By the end of 2022, 352 of 490 filter units (71.5%) had been installed. For our SA gold operations, diesel particulate filter fitment for the selected diesel fleet began in Q1 2022 and is expected to be completed by H1 2023. Current controls for DPM exposure include: vehicle maintenance, the use of low-sulphur diesel, occupational hygiene monitoring, personal protective equipment (including respiratory protection), and dilution ventilation. Update on the controls to reduce DPM exposure at our SA PGM and gold operations are tabulated below. Control implementation update SA gold SA PGM Working with OEMs to improve maintenance and engine performance Ongoing maintenance on existing diesel fleet Ongoing maintenance on existing diesel fleet Rollout of diesel particulate filters (DPF) In progress To be completed early 2023 (semiconductor shortages causing delays) US PGM OPERATIONS US legislation stipulates DPM to be below 160 micrograms per cubic metre (0.16mg/m3) for total carbon. To ensure compliance, each mining operation has an industrial hygienist to monitor engineering controls, administrative controls, and employee exposures. Further, we developed a DPM reduction strategy (called the ‘P reduction strategy), which has a three-pronged approach to reducing diesel particulates: diesel engine maintenance, provision of adequate dilution ventilation, and operational discipline such as traffic management. The two mine sites (East Boulder and Stillwater) have a total of 10 Pinssar units to provide continuous real-time measurement, and 20 Maestro units to measure mine gases. Five additional Pinssar units and five additional Maestro units were purchased (Q4 2022) for East Boulder. Our US PGM operations will purchase more units for Stillwater. As the units arrive, installation will be determined based on active mining areas and traffic patterns, to determine their optimal positioning in terms of generating leading indicators for mine air quality. We will also correlate the Pinssar and Maestro units for better air quality tracking in the future. Clean fuel initiatives are being implemented at both mines, including filtering closed-loop systems in storage areas. Work continues at both mines to reduce emissions on the small vehicle fleet engines, including traffic management measures. We are testing battery-electric LHDs and are investing in lower or zero emissions utility vehicles to replace legacy vehicles. Routine sampling was conducted throughout 2022, and sample results continue to demonstrate improvement in DPM mitigation practices. Radiation exposure All the US operations have a radiation safety programme. A dedicated radiation safety officer monitors radiation levels by means of nuclear gauges. We comply with guidelines issued by the Nuclear Regulatory Commission. Noise-induced hearing loss A dedicated hearing conservation programme, which provides training on the effects of noise as well as the use of personal protective equipment, has been underway for several years. The effectiveness of this programme is evidenced by the fact that no elevated exposures were recorded in 2022 at our US operations. HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE continued IR - 146

EU region Sandouville A compulsory medical review is required for all employees at the refinery and a hearing test is part of the review. Several choices of protective equipment are available to employees. In addition, many of our training and awareness programmes inform employees about occupationally-related risk and what rules to apply to mitigate the risk. Keliber With the Keliber operations in planning stage, risk assessments and workplace surveys have been done and will continue in co- operation with the occupational health service provider. The key is to eliminate or separate the exposing processing aspects, in design and planning phase, to reduce occupational exposure. Noise-induced hearing loss Noise prevention programme has been started and people working at risk areas, such as construction site supervisors are offered personal hearing protection. The planning of facilities considers noise risks. For example machines and process parts producing noise can be separated or encased. Dust The key risk related to both construction stage and operations is the crystalline silica that is classified as carcinogenic. The process planning considers this and dusting parts of process can be separated or encased. The construction sites will have separate dust prevention programmes. We have commenced a study with the Finnish Institute of Occupational Health to analyse all process fractions and ore for harmful substances and any fibrous minerals. This work will provide further information for the workplace surveys in the operations, we will also get recommendations for personal protective equipment and monitoring once the operations start. Radiation Use of radiation equipment in Finland requires a permit according to Radiation Act (2859/2018). We are preparing a radiation safety management system for utilisation at the operations. FUTURE FOCUS SA REGION • Enhance occupational health risk management by leveraging technology • Continued focus on DPM, heat-related and mental health disorders across all our operations in South Africa, whilst also managing other occupational injuries and diseases • Funding of healthcare benefits arrangements to ensure financial risk protection and access to healthcare for all employees and families in the context of government’s planned National Health Insurance • Alignment of all stakeholders to our three-dimensional strategy EU REGION Finland • To complete workplace surveys including exposure assessments for operations France • To update and maintain our workplace risk assessments to feed into a prioritised risk reduction action plan at the source • As projects are progressed, integrate health aspects during the design stage of the installations US REGION • Continue to progress and enhance understanding from Pinssar DPM monitors and develop the criteria for triggering timely corrective actions to reduce exposure; conduct side by side sampling to further define data relationship • Develop an integrated health management plan, including a sampling schedule and health risk assessment process • Further refine and act upon the installed gas and airflow monitoring equipment HEALTH, WELLBEING AND OCCUPATIONAL HYGIENE continued IR - 147

EMPOWERING OUR WORKFORCE WHAT WE DID IN 2022 SUCCESSES • Reached a five-year wage settlement at Rustenburg and Marikana SA PGM operations, without strike action • Leading inclusively workshops to understand biases • Total percentage of female employees increased to 16.2% (2021: 14.4%), with 30.8% female board representation (2021: 30.8%) • Employee share option schemes dividend payouts CHALLENGES • SA gold operations wage negotiations • Integration of EU region BENCHMARKS Status See &Atilde; ALIGNMENT WITH SDGs Group In progress – target is being re-evaluated The sustainability theme: Human rights and ethics inside and out, is underpinned by SDG 5. &Atilde; See Our Sustainability strategy: a summary 2 See the supplementary disclosure – Progressing the UN’s SDGs &cedil; www.sibanyestillwater.com/news- investors/reports/annual/ • 30% of the Group’s entire workforce to be women by 2025 Page 157 SA operations • As per the Mining Charter III, increased representation of historically disadvantaged persons (HDPs) and women per management and core skill levels by 2023 In progress Page 158 • Representation of employees with disabilities to be 1.5% by 2023 In progress Page 158 • Increase human resource development expenditure to 5% of total payroll by 2023 In progress S e e Page 162 US operations • Ongoing evaluation of Learning management system and initiating search for Human capital management system In progress Page 161 • Progressing the implementation of UKG time and attendance system In progress Page 171 • Implemented diversity, equity and inclusivity training programme Completed Page 153 APPROACH As a key component of our strategic foundation, we continue to evolve and develop our values-based organisational culture, underpinned by an inclusive leadership style focused on achieving just outcomes. To this end we are committed to developing the following focus areas, (which are also of material concern to the success of the Group – material matters 6,9 and 12) • robust organisational architecture and a talented global leadership and core skills pool • a learning environment that incubates a values-based organisational culture and empowered employees to fulfil our corporate vision • organisation-wide transformation that delivers future-fit, system- wide enablement to facilitate a diverse, inclusive and bionic organisation • comprehensive organisational integration and culture inculcation across all regions and platforms IR - 149

Our Employee value proposition Sibanye-Stillwater provides employment, enabling employees to earn a living, acquire and improve skills through training and development, in an environment where their safety, health and well-being is a priority. We are a people-centric organisation, with a compelling employee value proposition to current and potential employees. EMPOWERING OUR WORKFORCE continued IR - 150

ACCOUNTABILITY, GOVERNANCE AND ASSURANCE GOVERNANCE ACCOUNTABILITY Board • Remuneration Committee • Audit Committee • Social, Ethics and Sustainability Committee • Health and Safety Committee • Nominating and Governance Committee Executives and C-suite • Chief Organisational Growth Officer • EVP: Head of Human Resources • The ESG Committee (reports into the Social, Ethics and Sustainability Committee) • Transformation Committee and a Diversity, equity and inclusion Council Regional • Chief Regional Officers and operational heads are supported by SVPs for human resources and organisational development • The SA region appointed a VP transformation having the responsibility to oversee the process change to be inclusive of race, gender and economy Operational • HR Transactional service centres are decentralised • VP Transformation supports and drives transformation • VP Inclusivity supports and drives diversity and inclusion • Employment equity committees at each mining right area, with a centralised employment equity oversight committee • Gender-related matters progressed through various WiM committee structures within the Group; all operations have gender working groups to address gender equality RELEVANT LEGISLATION AND REGULATIONS (list not exhaustive, only key regulations listed) • UNGC principles • International Labor Organization (ILO) Conventions on Labor Standards South Africa • Revised Broad-Based Black Socio- Economic Empowerment Charter for the South African Mining and Minerals Industry (Mining Charter III), 2018 • Labour Relations Act • Employment Equity Act United States • Montana Human Rights Bureau • Fair Labor Standards Act • National Labor Relations Act • Civil Rights Act • Equal Pay Act • Age Discrimination in Employment Act France • Code du Travail (Labor Code) ASSURANCE AND REVIEWS Sibanye-Stillwater’s HR performance is monitored and audited by several external agencies such as the Department of Employment and Labour (and in the US by the Department of Labor and Industry) and the DMRE. The South African Commission on Gender Equality, and the Human Rights Commission also externally review certain practices. Employment equity KPIs are externally assured by PwC (&Atilde; page 281). We conducted audits as per South African business policy and procedures, to create a baseline for our HR service delivery framework. As part of our comprehensive strategy to enhance diversity, equity and inclusivity, the US PGM operations report demographic workforce data, including race, ethnicity, sex and job categories, to the US Equal Employment Opportunity Commission on an annual basis. Key supporting policies Group iCARES values, Human Rights policy, including our commitment to no child labour and no forced labour, Code of ethics, and Remote working policy, Diversity and inclusivity policy guideline. SA region Harassment policy, Procedure for dealing with harassment, Leave policy (includes parental leave), Overtime policy (which is aligned to the Basic Conditions of Employment Act), and the Restructuring policy. *Our policies have been externally reviewed and benchmarked against best practices including the international labour organisation’s standards. Our Group policies are signed by the Chief Organisational Growth Officer and SA region policies are signed off by the EVP for human resources. EMPOWERING OUR WORKFORCE continued IR - 151

CULTURE GROWTH PROGRAMME In support of our strategic foundation, we continue to develop a values-based organisational culture. This culture requires an inclusive leadership style focused on achieving just outcomes. To this end our process involves diagnosing, designing, delivering, and delineating (re-measuring) region-specific programmes. Culture assessments We have implemented a culture assessment protocol at all operating regions. This measure progress in developing future-ready leaders, in promoting our workplace culture, and in diagnosing the work-related wellbeing of employees. Our assessment instrument is built on a predictive job-demands-job-resources model. Given the global nature of our business, this instrument is globally benchmarked, culturally sensitive and supported by norms which took 20 years to develop. In 2022, the following numbers of employees participated in our culture assessments: for SA PGM, 336 (50% of the total) C-upper and higher bands; 649 (10%) C-lower, B and A-band employees; and for SA gold, 667 (49%) C-upper and higher, and 2,378 (10%) C-lower, B and A-band. At our US PGM operations 1,402 employees (72% of total employees at the time) participated in the assessment. At Sandouville refinery 149 employees (77% of total employees) participated. The various operations have identified initiatives to address development areas, which will be progressed in 2023. Accelerated development initiative (ADI) and Enhanced leadership development (ELD) The Group-wide ADI training was initiated to enhance collective and individual capacity for values-based decision-making and to build leadership depth and capacity for E-band and higher leaders. The intention is to develop leaders such that they can navigate a complex work environment, helping them deal with complexity and uncertainty. 37 Leaders completed the ADI 1 journey in 2022 (118 leaders in total since 2020*). ADI 1 will continue in 2023. A second phase of the journey, ADI 2, further shapes the role and impact of leaders during organisational culture change; with 40 leaders completing the journey in 2022 (69 leaders in total since 2021*). The ADI 2 journey will continue in 2023. The Group-wide ELD programme was designed to build leadership capacity in the D and E-lower bands. In short, these programmes develop future-ready leaders who can fulfil the vision and translate the strategy of Sibanye-Stillwater. 51 leaders completed the ELD programme in 2022 (115 leaders in total since 2021). The programme will continue in 2023. * Data refinement to historical numbers Group-wide interactive emotional intelligence (EQ) master-classes According to various thinkers (e.g., Goleman, Boyatzis, and McKee) effective leaders share a common trait: emotional intelligence. While IQ and technical skills are indeed basic requirements for executive positions, EQ is the differentiator. Further, given the complexity of culture and values, it is increasingly important to have leaders who are empathetic and aligned with the people around them and able to successfully manage multiple relationships in complex and dynamic environments. 20 leaders completed the 10 EQ masterclasses in 2022 and a further 87 will continue in 2023. Leaders from D-band and higher across all operating regions are identified to attend the series of EQ master-classes. Management of Technology and Innovation (MOTI) programme) The MOTI programme is delivered by the Da Vinci Institute for Technology and Management and is aimed at supervisory staff across our SA region. The programme covers technology, safety, diversity and inclusion, entrepreneurship, project management, innovation, people, and systems. Attendees earn a higher certificate in the management of technology and innovation (MOTI, NQF 5). 41 participants are currently enrolled in the MOTI course and a further 89 will be enrolled in 2023. Virtual academy strategic conversations The virtual academy strategic conversations are aimed at deepening understanding of Sibanye-Stillwater’s strategic goals and building trust in leadership. The series of strategic conversations take place between C-suite and all organisational managers (supervisors and higher) and are delivered via the Sibanye-Stillwater virtual academy. This allows for optimal participation, with over a 1,000 leaders able to attend a single meeting. The digital platform allows the CEO and C-suite to explain nuances in the strategy, and how to translate it into practice, to various parts of the business. We see the evidence of the impact of these meetings by how managers (at all levels) are able to have sophisticated discussions about our three- dimensional strategy at operational meetings. This creates a solid foundation for the rollout of the strategy and for aligning culture and values. Team workshops While most of our values-based interventions are focused on the individual, team mechanics and team dynamics workshops (started in 2021), role clarity and team strategic sessions are focused on teamwork. These follow a structured approach to embed organisational values within teams and to promote a culture of values-based decision-making. We have conducted 95 workshops for management teams at our SA PGM operations and 53 workshops for management teams at our SA gold operations; completing team mechanics and dynamics workshops for all teams up to the level of mine management. 13 Workshops for management teams at our US operations and 17 workshops for management teams from corporate office were also conducted. From 2023 team mechanics and dynamics workshops will be available on request, for newly-formed teams. Frontline team development In 2022, frontline crews at our SA operations continued with the Team reconnect programme, which is delivered in two phases. The programme focuses on team cohesion (connection) and safe production. In 2022 the following completed the programme: SA PGM phase 1: 100% (1,954 teams); SA gold phase 2: 89% (402 of 451 teams). Assessment results show that attendees display an enhanced appreciation about safety and reporting; and employees enjoy the experiential (hands on) nature of the training. EMPOWERING OUR WORKFORCE continued IR - 152

Diversity, equity and inclusion (DEI) Our commitment to DEI relates to how we view gender diversity and transformation, which is a material matter for the Group. Sibanye-Stillwater leadership is dedicated to embracing a culture of inclusivity and to harnessing the power of diversity in all its forms. It also relates to one of our strategic differentiators: Inclusive, diverse and bionic. To help us achieve this, we developed a DEI framework as an overarching guide that considers all aspects of our DEI commitments, ensuring best case practice and shared learnings across the Group. The pillars of the framework are culture and change management, diversity, learning and development, and women of Sibanye-Stillwater. It is the aim that persons of all nationalities, races, genders, sexual preferences, political and religious affiliations and other personal distinguishing features will be recognised in the Sibanye-Stillwater ecosystem for the distinctive value that they contribute. It is against this background that the Diversity, equity and inclusivity council (DEIC) was constituted in 2022, with the primary aim of driving the inclusivity agenda and giving effect to the DEI framework. The DEIC will align and integrate regional participation in our corporate strategy. Further, its purpose is to promote a more inclusive environment and support initiatives that improve understanding, promote listening, and foster appreciation for broad perspectives. It is up to each region to take ownership of their DEI strategy; regional DEI specialists (accountable to their chief regional officer) will design, operationalise and track progress on DEI, providing feedback to the DEIC. Leading inclusively workshops Diversity is about improved representation – getting the numbers right. But diversity without inclusion is not enough. Inclusion deals with psycho-social initiatives whereby individuals are valued and respected (whereby they feel included) and have access to the same opportunities. Leaders are crucial in creating a more inclusive organisational culture, and therefore inclusivity relies heavily on inclusive leaders. Inclusive, diverse and bionic is for us a strategic differentiator. In September 2022 we launched a series of transformative workshops (Leading inclusively) for the SA region, with 406 senior leaders, including the Chief Regional Officer, completing the course. We will continue this course in 2023 with internal trainers, and we will offer a master level course to senior managers. We established a culture initiatives group in 2022, whereby senior leaders facilitate change initiatives related to DEI and organisational culture. The initial project, completed in cooperation with the US PGM WiM group, involved instituting specialised lactation rooms for nursing mothers at our US PGM operations. SOHO Small office, home office (SOHO) applies to eligible roles and is governed through our Remote working policy. It was implemented in response to hard lockdown in 2020, but is now a permanent feature for those who can work remotely (which is about *1,128 of our employees). &Atilde; See page177 for more information. * 1,128 SOHO employees is based on the average number of employees who logged a work from home shift during the course of 2022 SOHO – adopting a new way of working for historically office-based employees EMPOWERING OUR WORKFORCE continued IR - 153

OUR WORKFORCE PROFILE The composition of our workforce is outlined below. There were no forced retrenchments during 2022. We have concluded the consultation processes with relevant stakeholders in terms of Section 189A of the Labour Relations Act, 66 of 1995 (LRA), regarding the restructuring at our Beatrix 4 Shaft and Kloof 1 Plant. We are pleased that the majority of affected Beatrix employees have been transferred to vacancies at our Driefontein and Kloof operations, while the majority of affected employees from the Kloof processing plants have been transferred to the other processing plants in the SA gold operations. This was done in accordance with the Retrenchment Avoidance Measures Agreement in an attempt to minimise job losses and address skills shortages at our operations. Workforce by operation at December 2022 2022 2021 2020 1Employees 2Contractors Total 1Employees Contractors Total 1Employees Contractors Total SA region Beatrix 6,218 1,694 7,912 6,555 1,868 8,423 6,577 1,579 8,156 Driefontein 8,373 1,557 9,930 8,481 1,690 10,171 8,609 1,537 10,146 Kloof 8,685 1,759 10,444 9,407 1,982 11,389 9,549 2,055 11,604 Burnstone 765 490 1,255 168 76 244 98 33 131 Cooke 480 486 966 487 428 915 480 426 906 SA gold operations 24,521 5,986 30,507 25,098 6,044 31,142 25,313 5,630 30,943 Kroondal (100%) 5,312 2,832 8,144 5,397 3,139 8,536 5,489 3,155 8,644 Rustenburg6 12,648 2,980 15,628 12,809 3,283 16,092 12,378 3,047 15,425 Marikana 18,800 3,860 22,660 17,963 3,413 21,376 18,461 3,855 22,316 SA PGM operations 36,760 9,672 46,432 36,169 9,835 46,004 36,328 10,057 46,385 Group and Integrated services&sup3; 2,593 1,936 4,529 2,671 2,164 4,835 2,682 1,852 4,534 SA region – total 63,874 17,594 81,468 63,938 18,043 81,981 64,323 17,539 81,862 US region Stillwater 1,081 492 1,573 1,219 494 1,713 1,163 462 1,625 East Boulder 449 263 712 454 262 716 446 264 710 Columbus Metallurgical Complex 199 89 288 199 177 376 217 233 450 Regional services4 104 0 104 99 0 99 55 2 57 Other5 0 0 0 0 0 0 0 0 0 US region – total 1,833 844 2,677 1,971 933 2,904 1,881 961 2,842 EU region Sandouville refinery 200 0 200 Keliber project 30 0 30 EU region – total7 235 0 235 Corporate office6 101 0 101 96 0 96 71 71 Group – total 66,043 18,438 84,481 66,005 18,976 84,981 66,275 18,500 84,775 1 Employees include permanent and fixed-term employees 2 Contractors exclude ‘free’ contractors (i.e. those paid for work performed as opposed to being paid per head) 3 Previous years’ data (before 2020) was split between Regional services and SA other. As of 2020 figures are combined, with the Property employees incorporated in the operations. Regional services includes executive management of the SA operations and employees providing a service to all SA operations 4 Regional services in the US includes executive management located in the Columbus and Montana offices 5 Other represents two employees at Marathon, Canada (no contractors at 31 December 2020) 6 Blue Ridge included 7 Inclusive of European platform office EMPOWERING OUR WORKFORCE continued IR - 154

Workforce by age3 SA region 18&lt;30 years 3,525 4,037 7,562 9% 2,964 4,614 7,578 9% 2,823 4,411 7,234 9% 30-50 years 45,246 11,328 56,574 69% 45,878 11,328 57,206 70% 47,187 11,102 58,289 71% &gt;50 years 15,204 2,229 17,433 21% 15,192 2,101 17,293 21% 14,384 2,026 16,410 20 % US region2 19&lt;30 years 254 0 254 14% 311 0 311 16% 265 265 13% 30-50 years 1,040 0 1,040 57% 1,096 0 1,096 56% 994 994 50% &gt;50 years 539 0 539 29% 564 0 564 29% 622 622 32 % EU region4 Keliber 18&lt;30 years 0 0 0 0 30-50 years 18 0 18 0 &gt;50 years 12 0 12 0 Sandouville 18&lt;30 20 0 20 0 30-50 130 0 130 0 &gt;50 years 50 0 50 0 2022 2021 2020 1Employees Contractors Total % Employees Contractors Total % Employees Contractors Total % 1 Employees include permanent and fixed term employees 2 Ages of contractors at US PGM operations not available 3 Including Corporate 4EU platform office - five employees all above 50 years of age. EMPLOYEE TURNOVER The annual turnover for management level employees at our SA operations in 2022 was 1,123 (2022: 1.75%; 2021: 0.21%), including 805 for HDPs (2022: 1.25%) and 206 for women in management (2022: 0.32%). The total turnover for the SA operations was 5,881 (2022: 9.2%;), with 2,301 and 3,371 recorded at the SA gold and PGM operations respectively (2022: 9.3% and 9.2%; 2021: 9.1 and 6.8%). Of our total turnover rate,1.39% were women. Annualised attrition in the US PGM operations was 18.06%, while the attrition rate among miners was 12.97% (2021: 13.92% and 12.74% respectively). High rates are attributed to low unemployment rate and skills shortage in the state of Montana and the country as a whole - a shortage of mining, geological and artisan skills. A strong focus on sourcing, training and retaining the required skills whilst simultaneously improving the conditions of employment are being prioritised. The Sandouville refinery turnover was 13.62%. At our SA operations a total of 2,049 (35.19%) women were hired out of a total 5,822 hires. The new hires age group distribution - 2,239 are below the age of 30, 3,349 are between the ages of 30 and 50 years old and 234 are over 50 years of age. ABSENTEEISM Absenteeism is monitored monthly via an attendance management programme. Employees who are struggling with personal, health or work-related issues, impacting their ability to be at work can seek assistance through our Employee Assistance Programme (EAP). The annual average absenteeism at the Sandouville refinery was 4.35%. SA operations: shifts not worked including absenteeism (average %) ABSENTEEISM AS AT DECEMBER YEAR-ON-YEAR 1% 1% 0% 1% 1% 0% 8% 7% 8% 7% 7% 6% 0% 0% 0% 0% 0% 0% 5% 5% 5% 4% 5% 4% 2% 2% 2% 2% 2% 2% 2% 2% 2% 2% 2% 2% 0% 0% 0% 0% 0% 0% Absent without permission Leave Mine Accident Sick Training Other COVID SA Operations (Dec 21) SA PGM (Dec 21) SA gold (Dec 21) SA Operations (Dec 22) SA PGM (Dec 22) SA gold (Dec 22) 0% 10% 20% EMPOWERING OUR WORKFORCE continued IR - 155

PERFORMANCE Noting that culture transformation is handled by organisational growth within the Group, Human Resources focuses on operational excellence and strategic workforce planning. Our SA PGM operations spent R668 million on learning and development in 2022, while our SA gold operations spent R409 million. Training spend for our US PGM operations was US$5.21m (R85.2m). Our Keliber operations are in the planning phase and engaged with local vocational training institutes to commence with training when needed. The annual training spend at our Sandouville refinery was R2.5 million*. * R17.17/€ PROMOTING GENDER DIVERSITY AND INCLUSIVITY Gender diversity and transformation is one of our twelve material matters. It is imperative that we meet the new ethical norms about female representation in the workplace, and that we ensure women are valued in the organisation and that they have a safe work environment .We fully endorse LGBT rights, but at the same time the biological framing of gender is important for safety and health considerations. We are determined to eliminate violence, and sexual abuse throughout our operations. Our interventions include creating spaces for women to speak and be heard about shared vulnerabilities in what is still a mostly male environment. The Group has policies and procedures to increase female representation across all levels of the organisation. Key policies focus on: (i) the attraction, retention, promotion and development of females in the Group; (ii) addressing and combating gender-based violence issues; (iii) cultural transformation within the workplace encouraging an inclusive and diverse environment across all levels within the Group. Targets are linked to management performance and ratings. The overall female representation for the Group1 increased from 14.4 in 2021 to 16.2 in 2022. Female Board representation remained at 31%. &Atilde; See Board and executive leadership, page 7 for more information. SA operations: Gender diversity per level in 2022 Female (number) excluding foreign employees % Female (number) including foreign employees % Board 3 23.1 4 30.8 Executive2 5 15.2 5 15.2 Senior management1 31 15.5 32 16.0 Middle management1 293 27.7 300 28.4 Junior management1 2,347 22.9 2,380 23.2 Core and critical skills3 7,121 12.9 7,371 13.3 Non-core3 3,033 35.1 3,597 41.6 1 South African operations including Corporate office 2 Three females are senior vice presidents included in the executive level 3 The definition for core and non-core to has changed to align to the Department of Employment and Labour’s definitions Gender diversity of employees (2022) 2022 2021 2020 Female % Male % Female % Male % Female % Male % SA region 10,454 16.3 53,521 83.7 9,300 14.5 54,734 85 8,645 13.4 55,749 87 SA gold operations 3,729 15.2 20,792 84.8 3,398 13.5 21,700 86 3,126 12.3 22,187 88 SA PGM operations 5,718 15.6 31,042 84.4 4,900 13.5 31,269 86 4,536 12.5 31,792 88 SA regional services and other3 1,007 37.4 1,687 63.8 1,002 36.2 1,765 64 983 35.7 1,770 64 EU region 47 20.0 188 80.0 US region 2 183 10.0 1,650 90.0 193 9.8 1,779 90 171 9.1 1,710 91 Group1 10,684 16.2 55,359 83.8 9,493 14.4 56,513 85.6 8,816 13.3 57,459 86.7 1 As at December 2022, we have 4,328, (22.34%) women employed at entry level (A-band) 2 Includes services and other 3 Includes Corporate office EMPOWERING OUR WORKFORCE continued IR - 156

Women-in-Mining (WiM) and GBV WiM is an initiative to encourage more women to join the mining industry and aims to increase the percentage of female employees and encourage higher female representation in leadership roles. WiM are guided by the UN SDG 5 (achieve gender equality and empower all women and girls). Our aim to have 30% female workforce by 2025 has proved a worthy goal but various challenges remain, and the target is being reviewed. An ergonomic study is underway to gain insight to how the physical aspects of the working environment can be improved. To make change rooms more amenable for woman, the rooms are being retrofitted while new change houses (for example at the K4 project) have been constructed to allow for these requirements. We also continue to evolve PPE for women, to ensure proper fit, comfort, and protection. We are also using the 4B shaft decline operation at the SA PGM: Marikana operations as a training area for WiM trainees with the intention to deploy and integrate women to the vertical operational teams over time. We continue to focus on technology and innovation as a means to promote women in the workforce. Our US PGM operations have designed and built a prototype lactation pod for use underground at our East Boulder mine, in addition to the surface on-site lactation rooms. At the SA operations we have two semiautonomous LHDs operated by women. Our Cadetship programme creates an opportunity to expose women to the mining industry and 49% of our cadets are women. Progress has been made of which the most material step is promoting women’s safety underground. GBV is a profound and widespread problem in South Africa. Sibanye-Stillwater affirms that this is totally unacceptable and we are deeply committed to protecting women. In 2022, we continued our anti- sexual harassment campaigns and included anti-sexual harassment training in our induction training. Our Harassment procedure governs how to deal with sexual harassment cases. A sexual misconduct unit of Protection services handles all reported sexual harassment cases, and counselling is provided to affected employees. In 2022, we established GBV reporting and referral centres at our SA PGM and SA gold operations. Further, we introduced online GBV training, and launched a GBV sexual harassment reporting platform (app, email, phone). We had 19 GBV related cases which is inclusive of 16 reported sexual harassment cases of which six cases are closed and ten cases under investigation. &Atilde; See our diversity training information on page153. SA operations: Women’s voice workshops The Women’s voice workshops are part of the WiM programme, offering women employees a supportive platform to consider more effective ways of operating and being successful in the mining environment. Since June 2022, 224 women have attended these two-day workshops. Based on the demand for workshops and the encouraging anecdotal feedback received from participants, it is evident that the workshops are adding value. Attraction, retention, promotion and development At our SA operations the steel woman programme was launched as part of the WiM roadshow. Sibanye-Stillwater has partnered with Henley Africa to provide an opportunity to women employees to enrol for various qualifications, from a higher certificate in management practice to an international MBA. The programme allowed for 100 women candidates to attend a learning journey (consisting of 4 x 2-hour masterclasses), concluding with an assignment. 26 women were awarded level-appropriate scholarships with Henley Africa. We will continue with a second phase of this initiative in 2023, with 32 additional level-appropriate scholarships to be awarded to women. For our SA operations 22.98% of promotions approved in 2022 were women, and 35.19% of new recruits in SA were women. Pay-parity The status of pay-parity has been tracked and corrected where required. We have dealt with legacy issues of disparity of pay based on race and gender; pay gaps are linked to legacy- related aspects largely stemming from the impact of mergers and acquisitions; it is also related to more men in employment and longer years of service. Of our top 10% compensated employees, 15.84% are women. &Atilde; For further information see Remuneration report, page 254. Parental leave We offer parental leave, which include adoption and maternal leave, for all our SA operations employees. During 2022, at our SA operations 492 employees (471 women and 21 men) took parental leave. Eight employees terminated their employment during the year following return from paternal leave. Our retention rate after a 12-month period, post parental leave, is 94.1%. Discrimination Grievance processes allow for employees to lodge discrimination complaints formally or informally. Discrimination cases are referred to the Dispute Resolution Unit (DRU), which appoints an investigator. An employee can choose to lead their own grievance or ask the DRU to lead. A presiding chairperson makes a ruling, which management ratifies. There was one case of discrimination in 2022 (2021: two). The case has been closed and no evidence was found that any intimidation or discrimination occurred. EMPOWERING OUR WORKFORCE continued IR - 157

TRANSFORMATION (ALIGNED WITH MINING CHARTER III) Our transformation journey in South Africa is guided by the country’s Mining Charter. The Mining Charter (now in its third iteration) is a regulatory instrument that promotes socioeconomic good across seven elements: ownership, mine community development, procurement, beneficiation, housing and living conditions, human resource development, and employment equity. The main objectives of the Mining Charter are to deracialise ownership of the industry, expand business opportunities for HDPs, redress the imbalances of historical injustices, and enhance the social and economic welfare of employees and mine communities. The third iteration of the Mining Charter came into effect in 2019, containing transformation targets to be achieved by 2023. In terms of ownership, we meet the Mining Charter targets. In terms of procurement, we are falling somewhat short in meeting the Mining Charter targets for youth*- and women-owned companies, see page 224 in socioeconomic development on initiatives we have undertaken to address the shortfall. *The definition for youth as defined within the Mining Charter is those South African citizens between the ages of 18 to 35. Employment Equity A significant feature of Mining Charter III is its focus on women and of increasing the representation of women across the workforce. The Group has achieved the following against the Mining Charter and employment equity targets SA operations employment equity by category as at December 2022 Measure Target for 2023 1Actual % achieved SA operations 2Actual % achieve SA operations (Mining Charter III) Representation of HDP3 Board: 50% 46.15% 46.15 % Executive management: 50% 42.42% 42.42 % Senior management: 60% 46.00% 44.79 % Middle management: 60% 60.26% 60.32 % Junior management: 70% 76.51% 75.99 % Core and critical skills: 60% 75.30% 75.40 % Representation of HDP women as % of total HDPs Board: 20% 50.00% 50.00 % Executive management: 20% 35.71% 35.71 % Senior management: 25% 33.70% 18.60 % Middle management: 25% 46.00% 39.74 % Junior management: 30% 29.87% 26.96 % Employees with disabilities Disabilities 1.5% 2.58% 2.61% 1 Includes Integrated Services and Corporate office 2 Excludes Integrated Services and Corporate office 3 The definition of the DMRE categorisation has changed to align to DOEL categories People with disabilities Given the Mining Charter’s 1.5% target for people with disabilities we are making efforts to recognise employees who may be suffering from long-term chronic conditions. This equity target is an opportunity to integrate those affected by illness, mental challenges, physical impairment and other non-normative conditions. We have enhanced our medical processes so that people with disabilities are picked up in the system and then this information is shared with human resources. As such, we are better placed to recognise those with disabilities. Women in mining EMPOWERING OUR WORKFORCE continued IR - 158

LOCAL EMPLOYMENT Some 81% of our SA workforce is made up of South African citizens (2021: 79%), and of those, 49.58%, are from our doorstep communities. The remaining come from southern African countries: Lesotho, Mozambique, Eswatini, Botswana and Zimbabwe. In the US, the majority of the workforce is made up of Montana residents. However, many supervisory roles and specialised positions are filled by people from other states, predominantly Nevada, Washington and Alaska. SA operations: origin of employees (2022)1 Province Gold PGMs Services Total % Eastern Cape 7,105 10,487 358 17,950 28 Free State 3,015 1,307 314 4,636 7 Gauteng 3,348 2,511 1,115 6,974 11 KwaZulu-Natal 2,398 810 192 3,400 5 Limpopo 772 2,167 165 3,104 5 Mpumalanga 986 701 60 1,747 3 North West 621 12,467 302 13,390 21 Northern Cape 39 365 13 417 1 Western Cape 15 22 9 46 0 Non-South Africa 6,222 5,923 166 12,311 19 Total 24,521 36,760 2,694 63,975 100 1 Including Corporate office SA operations: citizenship of non-South Africans (2022)1 Country Gold PGM Services Total % Australia 0 0 1 1 0.01 Botswana 145 16 5 166 1.35 Canada 0 1 0 1 0.01 China 0 1 0 1 0.01 Congo 1 2 3 6 0.05 England 0 1 2 3 0.02 Eswatini 555 70 22 647 5.26 Ethiopia 1 0 0 1 0.01 France 0 0 1 1 0.01 Germany 1 1 0 2 0.02 Ghana 1 0 1 2 0.02 India 1 1 1 3 0.02 Lesotho 2,635 1,814 78 4,527 36.77 Malawi 2 4 0 6 0.05 Mozambique 2,864 3,961 39 6,864 55.76 New Zealand 0 0 1 1 0.01 Nigeria 0 1 0 1 0.01 Peru 0 0 1 1 0.01 Zambia 3 5 2 10 0.08 Zimbabwe 13 45 9 67 0.54 Total non-South African 6,222 5,923 166 12,311 100 1 Including Corporate office EMPOWERING OUR WORKFORCE continued IR - 159

SA operations: local1 community recruitment2 2022 2021 2020 PGM Gold PGM Gold PGM Gold Appointments 3,914 1,779 2,305 2,089 937 1,271 Local recruits 2,617 1,193 787 1,072 411 542% 67% 67% 34% 51% 44% 43% 1 Within a 50 kilometre radius of the mines 2 Excluding Corporate office and Integrated Services % LOCAL RECRUITED WOMEN AND BY OPERATION 33.7 50.2 42.3 36.520.0 14.5 53.0 20.9 47.3 Beatrix Driefontein SG Eastern Operations Kloof Rand Uranium Burnstone Kroondal Limpopo Platinum mile Marikana: EPL Rustenburg Marikana: WPL US operations: employee distribution by county (Montana) 2022 2021 2020 Stillwater 549 575 596 Yellowstone 661 714 623 Sweet Grass 131 140 152 Park 164 168 166 Carbon 157 170 158 Other locations 171 203 186 Total 1,833 1,970 1,881 EU region – Sandouville: Employee distribution by region (France) 2022 Normandy (Sandouville) 200 EU region – Keliber: Employee distribution by province (Finland) 2022 Central Ostrobothnia 15 Bordering provinces 9 Other 6 SA PGM Marikana K4 EMPOWERING OUR WORKFORCE continued IR - 160

UPSKILLING OUR WORKFORCE Training and development SA operations All new employees undergo induction training and all employees undergo refresher training every 18 months, which covers important policies, standards and processes. During 2022, 74% of employees completed induction/refresher training. &Atilde; See Continuous safe production, page 129 for more about safety-related training. English language proficiency Proficiency in English is important for our learning programmes, given that South Africa is home to many languages and that, for the vast majority of our employees, English is a second language. Part of the challenge is to ensure that our courses and assessments are designed to test competency, without prejudging someone whose form of English expression and understanding is that of the second language speaker. Our learnings around language have been integrated across our materials and our learning and development facilitators are being trained to develop cross-curriculum English language programmes. We are also introducing a special online glossary which has been built into our learning material which will allow learners to click on a hyperlink where they will have access to the explanation for specified complex terms or difficult to comprehend words or phrases. However, that it is a long-term project to improve English proficiency. During 2022, after completing a number of design-thinking workshops and utilising the information gained from the diagnostic language proficiency study conducted for our SA operations, we rolled out a new approach to bridging the language divide, under guidance of professional language development consultants. To date we have implemented an English language skills assessment tool (ELSA) for measuring all learners language proficiency, utilised as guidance to facilitators in terms of understanding learners ability and to inform where specific learners may require additional language capacity building development. In enhancing professional development support for the facilitators, facilitators will be attending an internationally recognised teaching qualification, the certificate in English language teaching to adults (CELTA) to improve their teaching practice. In addition, a full instructional design review of the core mining technical skills programmes and learnerships has been launched, which will ensure the integration of language proficiency building across the entire curriculum. Provision has been made for the establishment and staffing of our own department, which will become responsible for instructional design of multi-discipline learning programmes into the future. US PGM operations In 2022, our US PGM operations focused on sustaining and increasing participation in our ongoing leadership development courses. Participation increased by 80%, climbing from 88 participants in 2021 to 158 in 2022. Given the significant number of new additions to the operations supervisory group in 2022, focus in this area was on introductory supervisory training, introduction to managing in the union environment and broad training in regulatory compliance. Progress continued in 2022 on the path to developing e-learning capability in the US region. Usage of LinkedIn learning continued to grow and learning paths were created to support our leadership competencies. Implementation efforts for a learning management system (LMS) were paused during the realignment of US operations in the first half of 2022 and then restarted with a broader scope in the second half of the year. Implementation of an LMS is expected be completed in the second half of 2023. Training and the Fourth Industrial Revolution Our SA operations now have a Smart Learning Hub, which is our LMS platform for employees. Courses can be done on online, or downloaded to be completed offline (across various devices). Further, e-learning courses are linked to job profiles and integrated with standalone e-learning modules. The Smart learning hub is also useful for induction, which can be done online. The results were fed to Symplexity for record and reporting purposes. The Academy e-Library (S-Tube portal) continues to grow each year as new material is being developed as part of course content reviews and for addressing critical learning identified out of the accident/incident investigation process. In 2022, we rolled out WiFi-connected tablets for learner assessment to all our SA operations. Trainers moderate the assessments using the same tablet technology. Audience response tools (clickers) An audience response system (clickers) complements our learning and development across the SA operations. In 2022, we expanded the functionality of clickers as an integral part of learner assessment. Interactive virtual reality mining environment Our virtual reality technology (which allows for multiple users) simulates the workplace environment, including mining-related hazards. In 2022, we expanded this technology to include the conventional stoping production areas of both SA gold and PGM operations, promoting learnings in hazard identification, safe workplace examination procedure, rock-related risk classification and critical life-saving behaviour. Talent management and career growth SA operations We aim to fill 80% of vacant positions with internal talent. In 2022, 64% of our vacant positions were filled by internal talent. To help us meet the target, we support the career paths of employees and we identify and nurture talent. Employees are encouraged to set career development goals, or individual development plans (IDPs) as we call them. In 2022, 4,405 (2021: 3268) identified successors had IDPs for succession purposes. 1,030 successors were promoted during 2022 (2021: 868). Talent management helps us address the shortage of mining skills in South Africa, which is felt particularly acutely in engineering, mining, rock engineering, surveying and geology. The situation is made worse by the high demand for historically disadvantaged persons (HDPs) with engineering skills, who are often lured by competitors, negatively impacting our employment equity ratings. It should be noted that career development is included in our SLP targets. EMPOWERING OUR WORKFORCE continued IR - 161

Our performance management process requires that employees set performance deliverables (aligned to the Group’s strategy), which are tracked quarterly. During 2022,100% of management completed their performance contracts. SA operations: talent pool 2022 2021 2020 Talent pool size (A-D band) 5,422 3,714 3,186 Successors promoted 1,030 868 403 US PGM operations Our US operations have a challenge of high turnover rates in the first year of employment. In response, we implemented retention strategies. One of the key focus areas is to ensure we have regular touchpoints (opportunities for communication) with new hires to ensure they are settling into their roles and that they have the tools they need to do their job. Workforce planning is key to providing our operations with a steady stream of talent. We expanded our outreach to prospective employees at high schools, middle schools, and colleges. We held career fairs, and ‘lunch and learn’ sessions where we inform students about Sibanye-Stillwater and the opportunities we offer. This has become an important part of our long-term approach. We are also working with two-year colleges, developing new programmes with them and working closely with them on existing ones. In 2022 we paused additions to our High Potential Accelerated Development Programme while restructuring and operational challenges were addressed in the operations. The US operations recorded 100,895 total training hours. Human resource development Mining Charter III requires companies spend 5% of their total payroll on essential skills and HR development (HRD), both for employees and community members. HRD spend across the SA operations amounted to 5.1% of total payroll in 2022, (4.3% in 2021). Despite disruptions caused by the three-month strike at SA gold operations in 2022, further progress was made in resolving previous five-year legacy SLP backlogs for HRD. While we still have a high number of adult education commitments, it was decided that the best approach would be to integrate the outstanding numbers into the next four-year SLP commitments. In 2022, with the exception of Beatrix, all operations achieved their SLP targets for HRD. We took a decision not to have cadet intake at Beatrix, given the risk that this creates unfulfillable expectations of employment. In 2022, we spent R409 million on training at our SA gold operations and R668 million at our SA PGM operations. A large number of learners who began in 2022 will carry over into the 2023 financial year; and as such the HRD provision for 2023 will remain above the R1 billion mark. SA operations: Human resource development R million 2022 2021 2020 Operation SLP financial provision Actual training expenditure % of Payroll SLP financial provision Actual training expenditure % of Payroll SLP financial provision Actual training expenditure % of Payroll Beatrix 80.0 118.0 7.50 126.0 136.0 6.60 120.0 100.0 5.70 Burnstone 0.4 10.0 8.90 0.0 1.0 1.40 16.0 4.0 1.40 Cooke 0.0 2.0 1.80 0.0 2.0 1.30 0.0 1.0 0.80 Driefontein 80.2 126.0 5.70 121.0 131.0 5.00 113.0 102.0 4.40 Kloof 90.0 153.0 6.80 122.0 152.0 5.40 108.0 114.0 4.50 Total gold operations 250.6 409.0 369.0 422.0 357.0 321.0 3.40 Kroondal 85.0 130.0 5.20 74.0 86.0 4.40 51.0 79.0 4.60 Rustenburg 118.0 279.0 5.30 233.0 229.0 5.30 136.0 165.0 4.30 Marikana 87.4 259.0 3.60 288.0 232.0 4.20 172.0 228.0 3.60 Total PGM operations 290.3 668.0 595.0 547.0 359 472 4.10 Total 541.0 1,077.0 5.10 964.0 969.0 4.30 716 793 3.70 Total opportunities for 2022 were 472,981 (up from 258,156 in 2021). Sibanye-Stillwater has made provision for an HRD budget of R1.06 billion for 2023 to ensure outstanding commitments are achieved. EMPOWERING OUR WORKFORCE continued IR - 162

SA operations: Human resource development1 Group: Human resources development 2022 Expenditure (Rand) Number of learners Female learners (%) Total training hours (number of learners x average training days per learner) Average rand/ learner 2Average hour/ learner Internships1 111,404,843 374 33 753,984 297,874 1555 Bursaries1 16,745,180 563 42 1,135,008 29,743 1923 AET (employees) 62,029,481 906 19 326,160 68,465 968 AET (community) 4,366,391 212 66 95,400 20,596 968 Engineering learnerships 155,908,561 767 27 1,546,272 203,271 1555 Mining learnerships 132,636,177 847 25 1,707,552 156,595 634 LO A-Stream 21,015,664 62 26 124,992 338,962 1334 Portable skills (employees) 8,487,147 497 30 23,856 17,077 271 Portable skills (community) 6,375,072 379 51 36,384 16,821 271 Leadership development 45,163,136 19,100 10 764,000 2,365 8 Core skills training 490,282,123 405,048 14 25,923,072 1,210 18 Cadet training 8,208,802 1,048 49 67,072 7,833 502 Coaches/mentorship training 884,720 500 36 4,000 1,769 12 Employee indebtedness (CARE for iMali) 2,520,000 37,797 15 302,376 67 8 Community maths and science — 0 — 0 — 0 Support and research (METF) — 0 — 0 — 0 Other 11,448,690 3,998 13 31,984 2,864 8 Total 1,077,475,986 472,098 15 32,842,112 2,282 677 1 The numbers include new bursars and internships that are still part of the programmes from previous years as education programmes 2 The ‘2016’ average hours in several cells relate to the full year or multi-year programmes (12 months). The 2,016 is the actual hours spent during available days for training in the year, excluding weekends, public holidays and institution vacation periods In 2022 we awarded bursaries to an additional 14 top matriculants from disadvantaged schools from around our SA operations. The Group launched this bursary scheme in 2019, which provides top performers from disadvantaged schools in host communities with full scholarships to pursue tertiary education. It has benefited 38 learners (22 male and 16 female) since its inception. SA operations: Employees trained per gender and HDP Patterson grade % Women trained % HDP trained A Band 19 99 B Band 10 99 C Band 16 79 D Band 21 58 E Band 17 52 Non-graded learners 25 100 % of Total trained 17 94 EMPOWERING OUR WORKFORCE continued IR - 163

SA operations: Employees per category by training type (average hour per learner) A-band B-band C-band D-band E-band F-band NG-band Internship 0 2,968 5,277 0 0 0 2,356 Bursaries 563 2,138 2,253 1,942 1,826 0 2,372 AET 954 1,784 0 0 0 0 113 Engineering learnerships 1,847 4,435 0 0 0 0 2,764 Mining learnerships 628 3,483 0 0 0 0 2,080 LO A-stream 600 0 0 0 0 0 2,737 Portable skills 356 324 112 56 0 0 166 Leadership development 44 18 38 123 260 355 63 Core skills training 27 26 25 19 16 8 32 Cadet training 315 1,943 0 0 0 0 382 Coaches/mentorship training 22 11 16 49 208 0 12 Employee indebtedness (Care for iMali) 8 8 8 8 8 0 8 Other 8 8 8 8 8 8 8 Adult education and training (AET) Sibanye-Stillwater offers AET for employees and members of doorstep communities, equipping participants with basic numeracy and communication skills to enhance their educational capacity and provide the basic skills they need to fully participate in further education and training, work, and life in general. AET is part of the HRD requirement of the SLPs and it also supports UN SDG 4.6, which aims to ensure that all youth and a substantial proportion of adults, both men and women, achieve literacy and numeracy by 2030. We offer full-time and part-time classes to employees at the SA operations and we have also partnered with host communities to afford community members to travel short distance to the centres where necessary. In 2022 we modernised our AET programme to include digital literacy and introduced technologically advanced teaching methodology. For 2022 we have had 13 AET learners (2021: 28) progress into full qualification learnership; 13 gained acceptance for the mining learnership programme (2021: 19). SA operations: adult education and training 2019 969 118 851 213 122 91 1,182 2020 870 94 776 294 186 108 1,164 2021 1,295 208 1,087 463 297 166 1,758 2022 906 174 732 212 139 73 1,118 Year Number of employees trained Gender Number of community members trained Gender Total number trained Female Male Female Male EMPOWERING OUR WORKFORCE continued IR - 164

LABOUR RELATIONS We endorse UN SDG 8.8 (Protect labour rights and promote safe and secure working environments of all workers, including migrant workers, particularly women migrants, and those in precarious employment.) All employees are subject to vetting procedures, including the verification of age, criminal record, and medical fitness. We support collective bargaining and freedom of association, and we comply with all national labour legislation applicable to each region. Union representation at SA operations (2022)1 Services and otherGold PGMs Total Membership 22,565 31,700 1,980 56,245 Representation (%) 92% 86% 73% 88% 1 Including Corporate office In 2022, 87.9% (2021: 91%) of the total permanent workforce at our SA operations were represented by four recognised unions: AMCU, NUM, Solidarity and UASA. On average 98% of our SA employees are covered by collective bargaining units (category 4-9 up to official level). Given the challenges of union rivalry – particularly between AMCU and NUM – we are committed to fostering a culture of multilateralism and tolerance. At our Rustenburg and Kroondal operations, AMCU and NUM co-exist as rivals but without serious incidents of conflict. At Marikana, AMCU is the only recognised union at 73.7%. Our recognition agreements are formal joint commitments between the company and the majority union setting out, inter alia, relationship rights, respect for freedom of association, bargaining rights, workings of shaft and full-time stewards, industrial action procedures, and dispute procedures. Our Human rights policy also stipulates that all employees have freedom of association and of movement as well as freedom to join, or to refrain from joining, labour organisations of their choice and collective bargaining without discrimination or retaliation. Our wage agreements provide more favourable conditions than SA labour- related legislation in terms of health coverage, sick leave, and wages. We also provide additional rights to full time shop stewards as defined in our recognition agreements. At our US PGM operations, a total of 73% (2021: 75%) of employees are members of the United Steel Workers International Union (USW). Labour relations in the US PGM operations continue to be constructive. SA operations: membership by union1 2022 2021 2020 Total Gold PGMs Services and other Total Gold PGMs Services and other Total Gold PGMs Services and other Membership AMCU 34,854 10,852 23,831 171 36,434 11,808 24,428 198 37,463 11,650 25,592 221 NUM 15,443 9,131 5,122 1,190 16,927 10,889 4,552 1,486 16,825 11,146 4,156 1,523 UASA 4,646 2,122 2,064 460 3,212 852 2,041 319 3,336 902 2,111 323 Solidarity 1,171 458 554 159 1,256 466 638 152 1,427 533 729 165 CEPPWAWU 131 2 129 0 134 0 134 0 139 0 139 0 Non–unionised 7,730 1,956 5,060 714 6,071 1,083 4,376 612 5,204 1,082 3,601 521 Total 63,975 24,521 36,760 2,694 64,034 25,098 36,169 2,767 64,394 25,313 36,328 2,753 Membership representation (%) AMCU 54 44 65 6 57 47 68 7 58 46 70 8 NUM 24 37 14 44 26 43 13 54 26 44 11 55 UASA 7 9 6 17 5 3 6 12 5 4 6 12 Solidarity 2 2 2 6 2 2 2 5 2 2 2 6 CEPPWAWU 0 0 0 0 — — — — — — — — Non–unionised 12 8 14 27 9 4 12 22 8 4 10 19 Total 100 100 100 100 100 100 100 100 100 100 100 100 1 Including Corporate Union representation at US PGM operations in 2022 Total Stillwater (including Blitz) Columbus Metallurgical Complex East Boulder Administrative support staff United Steel Workers (USW) 1,329 844 144 341 0 Non-unionised 504 237 55 108 104 EMPOWERING OUR WORKFORCE continued IR - 165

Wage negotiations and industrial action Sibanye-Stillwater maintains that given the national minimum wage in South Africa (R5,000 per month), our average entry-level, category 4, employee wage of R22,806* per month (which includes benefits) is reasonable and just (ratio of 1:4). Since 2013, wages for entry-level underground employees at our SA gold operations have risen at consistently above-inflation rates. By 2023 (as per the current agreement), entry-level wages will be 106% above 2013 levels as compared to inflation (CPI) for the same period of 64%. While we are committed to paying a dignified wage and benefits, continued above-inflation increases impact on our financial sustainability; this negatively impacts all stakeholders who rely on us, including employees themselves. The ratio of the average annual compensation of the top 10% of top earners to the bottom 10% of the lowest earners is 1:5. The median for the annual compensation for all employees is R299,511 with an average of R388,143. The lowest annual compensation is R129,174 per annum. In the US, Montana’s minimum wage is US$9.95 per hour. By comparison, entry-level pay at our Metallurgical Complex and Stillwater operations is US$25.97 per hour and at East Boulder operations is US$25.28 per hour. * This is for entry level Category 4 employees and includes bonus and all allowances. It is total remuneration per month. US PGM operations On 16 February 2022, a new collective bargaining agreement was ratified at our East Boulder operations with the USW. This agreement included wage increases and revisions to equipment allowances to offset inflation trends. It reconfigured personal leave and overtime provisions to encourage optimal attendance. This agreement will expire on 31 July 2024. SA PGM operations In late September 2022 NUM and UASA accepted our offer of a five-year fixed average annual wage increase of 6% and above for bargaining unit employees for a three-year period, followed by CPI-linked agreements in years four and five, as well as notable increases in benefits. In late October 2022 we concluded a five-year wage agreement with AMCU (the largest of the unions at SA PGM operations), along much the same lines as the agreement with NUM and UASA. SA gold operations In 2022, a strike at our South African gold operations saw workers (22,328 employees participating) belonging to AMCU and NUM down tools for 76 workdays, 93 calendar days (10 March to 11 June). The total work-hours lost were 1,4423,888. During the strike period, continued communication with striking workers via the WeR1 app, website and briefs, remained important. To this end, the Group kept workers informed about the unions’ wage demands in comparison with the Group’s responding wage offers, the wages lost per worker per day, as well as where and how to report any incidents of intimidation, violence or breach of the picketing rules. The strike was resolved after the unions accepted an offer in a process that was mediated by the Commission for Conciliation, Mediation and Arbitration (CCMA). Unfortunately, forfeited worker wages (some R1.2 billion in total) largely eliminate the gains of wage increases. On 13 June 2022, a three-year wage agreement was signed, uplifting the lockout that had been instituted to avoid any risk violence or intimidation to be lifted. In addition, a hardship allowance consisting of a R1,200 cash payment and a further R1,800 allocated to the reduction of debt or loans owing to the Company incurred as a result of medical aid contributions and risk benefits which continued to be paid by the Company during the lockout period. Pleasingly, the levels of violence and intimidation which characterised previous industrial action were significantly reduced, which can be largely attributed to the lockout effected by management at the start of the strike as well as reduced rivalry between the unions. The proactive implementation of strike plans and management of fixed costs to contain the financial cost and preserve value, further mitigated the impact. Sandouville refinery Two trade unions have representation at the refinery. CGT, holding the majority members, and CFE-CGC. A one-year wage agreement is in place. SALARIES AND WAGES Key salary and wage metrics (31 December 2022) SA US EU: Sandouville EU: Keliber Employee wages and benefits paid R/US$ million 21,849 279.4 257 3.971 M€ Average salary per entry level employee 1 R22806p/m US$106,680 gross (R1,746 351) € 37143 per annum (R637,745) Entry level operators not yet employed Annual training spend R/US$/€ million1 1,077.48 US$5.21m (R85.2m) € 0.15 (R2.5) NA 1 Exchange rate for US$: ZAR 16.37, and €:ZAR 17.17 for Sandouville; &Atilde; See Remuneration report, part 3, page 254 We pay competitive wages and our employees in South Africa have access to financial and non-financial benefits exceeding those specified in the Basic Conditions of Employment Act. These include • Retirement or provident funds for all employees • Care for iMali financial literacy training • Medical insurance • Housing ownership help desk • Employee assistance programme • Holiday leave allowance US PGM operations have a variety of personal leave benefits relating to personal and family medical needs, public or military service, as well as paid time off for leisure or other personal matters. These leave options are defined within our benefit plans and collective bargaining agreements. Leave is provided within the limits of these plans and is not to be exceeded as a condition of continued employment. 2 See Care for iMali: Taking care of personal finances fact sheet. EMPOWERING OUR WORKFORCE continued IR - 166

Employee share ownership programme (ESOP) The purpose of ESOPs is to create shared value for employees, in keeping with our vision to be a leader in superior shared value for all stakeholders. We have three main ESOP schemes: Lonplats ESOP, Rustenburg Mines Employee Trust, and the Thusano Share Trust. The Thusano Trust is for employees at our gold operations, and was set up following an agreement with organised labour. The vesting period of the Trust is 2026. Thusano holds 19,233,755 Sibanye-Stillwater shares for its 10,119 participants. Beneficiaries were paid out R50 million in 2022 (R94 million in 2021). Rustenburg Mines Employee Trust When Sibanye-Stillwater acquired the Rustenburg (PGM) operations in 2016, we concluded a broad-based black economic empowerment (B-BBEE) transaction whereby 26% of the Rustenburg entity is held jointly by four parties: the Rustenburg Mines Community Development Trust (24.8% share), the Rustenburg Mine Employees Trust (30.4%), Bakgatla-ba-Kgafela Investment Holdings (24.8%), and Siyanda Resources (20%). The Rustenburg Mines Employee Trust has 12,106 beneficiaries who were paid out R98 million (R49 million in 2021) in total dividends in 2022. Lonplats ESOP This ESOP was founded by Lonmin and taken over by Sibanye- Stillwater when we bought Lonmin. The scheme offers employees (mainly those at Marikana) a direct stake in the Group’s profits. In 2022 Lonplats ESOP paid out a total R689 million (2021: R398 million) to 16,486 beneficiaries. US operations There is no share ownership programme equivalent at our US PGM operations. Employee indebtedness Financial over-indebtedness is a burden for many at our SA operations. Sibanye-Stillwater offers a financial literacy and personal debt management programme, Care for iMali, to help alleviate financial stress. 2 See Care for iMali fact sheet, &cedil; www.sibanyestillwater.com/ news-investors/reports/annual/ HOUSING AND LIVING CONDITIONS This section mostly focuses on South Africa, given that employee housing and living conditions is not a major challenge at our other areas of operation. Housing and accommodation for our employees in broad terms for the US operations is as follows • US PGM operations provide basic housing accommodation at a minimal cost to employees who maintain primary residences beyond ordinary daily commuting distances. SA region We aspire to transform Sibanye-Stillwater’s land and housing assets as enablers of a diversified sustainable economy that leads to social improvement around our operations. This concerns the areas at our SA PGM operations in the North West province – Sibanye Rustenburg Platinum Mines, Marikana, and Kroondal Pooling and Sharing Area; and at our gold operations – Beatrix (Free State), Burnstone (Mpumalanga), Driefontein, and Kloof (both Gauteng). Our aspiration for housing is underpinned by the Sibanye-Stillwater Integrated Housing and socioeconomic strategy. The aim of the strategy is to enable employees to meet their accommodation needs and aspirations in a way that is affordable and sustainable. The strategy dovetails with the extensive work done on developing Housing and Living Conditions Plans (HLCPs) for six of the aforementioned SA region operations (excluding Marikana). These plans were a requirement of the Mineral and Petroleum Resources Development Act: Housing and Living Conditions Standard for the South African Minerals Industry (2009). This Act is part of Government’s attempt to respond justly to the problematic history of labour migrancy and single-sex hostels. The HLCPs have been incorporated into our housing strategy, ensuring an integrated approach to land and housing issues. Further, Sibanye-Stillwater is in the process of developing a Land management master plan, which will be underpinned by the principles and strategic programmes of the Integrated housing and socioeconomic strategy. Legal framework for housing The regulatory and legal environment that surrounds housing is complex and multilayered. It includes national legislation, mining sector directives, national policy frameworks and imperatives, as well as standards. These are founded on the fundamental right to housing that is granted in South Africa’s Bill of Rights: ‘Everyone has the right to have access to adequate housing. The state must take reasonable legislative and other measures, within its available resources, to achieve the progressive realisation of this right. No one may be evicted from their home, or have their home demolished, without an order of court made after considering all the relevant circumstances. No legislation may permit arbitrary evictions.’ Clearly this accords with UN SDG 11 (Adequate, safe, and affordable housing). Government (through the Human Settlements ministry) has sought to bring coherence to housing, with its Human Settlements Framework for Spatial Transformation and Consolidation (2019), in terms of which it can declare Priority Human Settlements and Housing Development Areas (PHSHDAs). These gazetted areas coincide with most of our housing areas, and will help guide decisions around where to build, informal settlement upgrading, how to treat mine assets in preparation for closure, and bulk infrastructure. In 2019, the South African cabinet adopted the district-based model of development and service delivery, called the District Development Model (DDM). The idea is that ‘One Plan’, informed by all three spheres of government (national, provincial, local) as well as by the public and by mining houses, should align spatial development in the overall interests of the district. Local government Dysfunctional municipalities complicate our efforts. For a start, none of the municipalities (where our operations are located) is properly accredited to deal with housing, and here the provincial housing authority must be consulted, which involves dealing with four different provincial housing departments (North West, Gauteng, Free State, Mpumalanga). Most of the municipalities we deal with have been classified by the National Department of Cooperative Governance and Traditional Affairs as being dysfunctional (or under administration). They lack capacity (be it resources or expertise) which inevitably causes delays and undermines trust. Further, given their inadequate management of illegal occupation, risks of land invasion are exacerbated. EMPOWERING OUR WORKFORCE continued IR - 167

Land invasion Sibanye-Stillwater (and all businesses in South Africa) face a generalised risk of the undermining of property rights and rule of law. Our housing strategy promotes the benefits of secure tenure and title deed, by which families can growth their wealth within a secure rules-based society. There are, however, many challenges that stand in the way. There are informal settlements and/or land invasions across most of our mining rights areas. Further, all operations (besides Beatrix and Burnstone) have at least some of their land subject to land claims. HOME OWNERSHIP 30% 21% At place of origin At place of work Employees’ housing needs Our housing survey shows that we have relatively low levels of homeownership at both our SA gold and PGM operations (although the rate is higher for PGM). The majority of respondents want to get on the property ladder. Additionally, for those who do own a house, around a quarter would like to upgrade it. The majority of our employees have access to adequate municipal services. We found that less than 50% of employees at any of our operations live in proclaimed towns. More encouraging is that at least 88% of SA gold employees live in ‘adequate’ accommodation (as defined by the Department of Human Settlements) and for the SA PGM, it is between 63% and 79%. Nearly a third of SA PGM employees live in an informal settlement (it is only 10% for SA gold). This is a worryingly high percentage and coincides with another figure, which is that 11%-25% of SA PGM employees live rent free (which suggests that there are attractions to informal living arrangements). Around 50% of all employees want to spend their retirement in their host community, while the other half would prefer to be elsewhere for retirement. About a fifth of employees are interested in buying a house in another area. Somewhere between 12% and 27% of employees indicated that they own land and would like to build a dwelling on that land, but lack the finances to do so. Creditworthiness is a significant challenge for many employees. ACCESS TO DECENT HOUSING 23% 77% Inadequate Decent ACCESS TO SERVICES 98% 99% 87% Portable water Adequate Formal Electricity INVESTMENT PREFERENCES 28% 26% 20% 12% Affordable housing Owner upgrader Owner builder Buy current rental Employee homeownership Employee homeownership programme is aligned to the Housing and socioeconomic improvement strategy and complies with the Housing and Living Conditions Standard for the Minerals Industry (2019). The programme responds to the desire of employees to invest in property. We aim to assist employees to upgrade tenure security, while contributing to the general improvement of communities, and ensuring decent living conditions for all employees. Part of the Homeownership programme involves the sale of available housing stock to employees at discounted prices. The programme has three phases: phase one is only open to employees currently residing in the houses; phase two is open to all other employees; phase three will be open to the general public. EMPOWERING OUR WORKFORCE continued IR - 168

In 2022, at Marikana 52 homeownership transactions were concluded, with another 37 homeownership transactions lodged for transfer. At the Rustenburg operations the momentum seen since 2019 continued and we concluded another 52 homeownership transactions with another 42 lodged for transfer. Since the inception of the overall Homeownership programme, Sibanye-Stillwater has sold a total of 1,711 houses of which 1,363 or 80% were sold to our employees. This programme has been a very successful story and we believe it will continue to benefit employees in the future. SA PGM operations During 2022 we continued to support Government-led projects around Marikana, notably the revitalisation of distressed mining communities interventions (overseen nationally by the Department of Human Settlements). Sibanye-Stillwater continues to work closely with the municipalities of Madibeng and Rustenburg in helping with spatial development frameworks (SDFs), housing sector plans as well as integrated development plans (IDPs) of both municipalities. Additionally, this partnership with Government contributes to our Generation III SLP for the mineral rights of Western Platinum Limited (WPL) and Eastern Platinum Limited (EPL). Marikana Ext 13 and Nkaneng UISP The rezoning of Marikana Extension 13 (which falls under Rustenburg local municipality) and Nkaneng informal settlement (Madibeng local municipality) into formal townships has progressed well. We have donated land parcels totalling 253ha to Marikana Ext. 13, with the target to provide 6,500 housing units, with suitable amenities. Marikana Ext 13 dovetails with our Marikana Renewal programme and includes aspects of honouring and restitution for the families of those who died in the Marikana massacre. We provide access to our bulk services (potable water and waste water treatment works (WWTW)). The WWTW is to be shared by us and the community and then revert to the municipality when the mine closes. In partnership with the Madibeng local municipality we have embarked on an Upgrading of Informal Settlements Programme (UISP) for Nkaneng informal settlement (between Marikana and Rustenburg). Both Ext. 13 and Nkaneng projects are far advanced, with roads, electricity infrastructure, promenade, water tanks, recreational areas, community hall, and ECD centre near completion. Geographic Information Systems (GIS) Our land management strategy includes a digitalisation element, whereby we are putting all relevant information (e.g., title deeds) on a database linked to our GIS. SA operations: housing and accommodation Number of employees living in Single accommodation complexes (mine employees) 8,129 1,333 6,796 8,479 9,051 Family accommodation (houses and on-mine residence) 10,076 5,253 4,823 10,191 9,796 Private/other (balance of total workforce) 30,174 30,174 xx 41,703 42,781 Number of company-owned houses sold Total 306 104 202 284 290 Employees 300 101 199 267 307 Private 6 3 3 17 3 Number of company-owned houses sold since programme inception (2015): cumulative total Total 1,711 360 1,351 1,405 1,699 Employees 1,363 348 1,015 1,063 1,225 Private 348 12 336 342 474 Number of houses built during the year 5 5 0 0 16 Number of houses built since programme inception (2015) 57 5 52 52 52 Spend on accommodation maintenance/renovations1 (Rm) Family 298 213 85 209 219 Single 181 110 71 178 92 Spend on accommodation maintenance/renovations (excluding labour costs) (Rm) Family 1 153 117 36 107 156 Single 84 61 23 84 36 2022 2021 2020 SA Total PGMs Gold Total SA Total SA 1 The cost of accommodation, maintenance and renovation is comprehensive (not only painting). Spend on maintenance and renovation of single accommodation has decreased year-on-year as a result of planned closure of some of the units at Beatrix EMPOWERING OUR WORKFORCE continued IR - 169

CARING FOR INJURED EMPLOYEES AND THEIR DEPENDANTS At Sibanye-Stillwater we provide phycological and financial support to the dependants of injured and deceased employees. The Matshediso programme, Lonmin Memorial Fund and the Sixteen-Eight Memorial Trust, provides financial assistance to the families and dependants of employees who are severely disabled or fatally injured in mine accidents. Funeral assistance such as transport, accommodation and support to memorial services are provided. Matshediso programme Sibanye-Stillwater supported 136 Matshediso dependants at the SA gold operations in 2022 at a total cost of R1,587,799. In addition, 100 families of employees fatally injured or disabled. A total of 10 beneficiaries of RPM and Kroondal from the SA PGM operations benefited from the Matshediso programme, at a total cost of R103,408. Benefit 2022 2021 Host schools R12,500 (primary); R17,500 (secondary) R12,500 (primary); R17,500 (secondary) Boarding schools R30,000 R30,000 Uniform, stationery, text books and transport Primary R2,500 and secondary school R3,500 Primary R7,000 and secondary school R9,000 Extra classes at host schools R2,500 extra mural activities , R2,000 transport, R1,000 school trips, R2,500 career counselling, R5,500 from boarding school to home, R2,500 primary and R3,000 secondary school R2,500 primary and R3,000 secondary school - career counselling R2,500; extra mural activities R2,500 Christmas voucher or hamper R1500 per family R500 per family Total amount paid to beneficiaries R1.58 million R1.31 million Home adaptation programme We also undertake home modification and maintenance projects to provide the families of severely disabled injured employees with functional housing • The building or renovation of houses • Connection to water supplies (if municipal infrastructure is not available, two water tanks are installed) • The widening of doorways, ramps and pathways; bathrooms and toilets made wheelchair-friendly A total of 18 widows or beneficiaries of the SA gold operations and 3 from SA PGM benefited during 2022 from the home adaptation programme and 31 from the SA gold and 20 from the SA PGM operations are on the project list for renovations, adaptations or a home. Lonmin Memorial Fund Through the Lonmin Memorial Fund, Sibanye-Stillwater supported 90 dependants in 2022 at a total cost of R4.3 million. Five of these dependants completed their final year of school in 2022 with nine at tertiary level. Sixteen-Eight Memorial Trust Sibanye-Stillwater, through the Sixteen-Eight Memorial Trust, continues supporting 139 beneficiaries, (previously 141 – unfortunately two beneficiaries passed away), by providing psychosocial support and educational assistance in the form of paying for school fees, uniform, stationery, textbooks, excursions, transport, tertiary tuition fees, accommodation allowances and meal allowances. Twenty five beneficiaries are at tertiary level of education, two beneficiaries are pursuing postgraduate studies, and 12 have joined the company as interns in experiential training programme in 2022. See &cedil; www.sibanyestillwater.com/features/marikana-commemoration EMPOWERING OUR WORKFORCE continued IR - 170

FUTURE FOCUS SA REGION • Enhance productivity through engaged employees • Enabled line management to take greater leadership with regards to people-related issues • Standardised employee-shared scheme across the SA region • Design and implement a holistic remuneration philosophy linked to productivity • Develop and integrate an inclusive, diverse, and bionic human resource regional team • Designing and implementing a regional health and wellness plan • Proactive and scientific management of senior talent to strengthen regional management deployment and development in the defined eco-systems underpinned by our values-based culture • Creating a learning organisation through purpose and evidence based development of culture • Facilitating organisational transformation that leads diverse, inclusive and bionic differentiation • Leading comprehensive organisational integration to enable culture inculcation and safeguard sustainable growth EU REGION • Continue with the EU region’s integration – aligning policies and practices • For Sandouville refinery, support the business from a people perspective through talent attraction, retention and development • Embedding the Sibanye-Stillwater culture and values • Strengthening the Keliber team - recruiting to support project execution US REGION • Implementation of a Learning Management System enabling digital learning • Organisational culture survey results inform Human Resources of progress and programme needs • Develop internal trainers to deliver diversity, equity and inclusion immersion workshops while senior and executive leaders complete master-level workshops • Deliver EQ training programmes for identified leaders • Continued intensive training of new and existing supervisory personnel to ensure clarity of role expectations and proficiency in use of available tools • Focus on the culture growth programme • Continue digital transformation of the Human Resource functions including implementation of a new time and attendance system and selection of a Human Capital Management system • Streamline Human Resource function through improved processes, policies and programmes • Adjust the Human Resource service delivery model to enhance the whole employee lifecycle • Align diversity, equity and inclusion efforts with the Group goals • Continue exploring new and innovative ways to attract and retain talent • Focus on and promote all aspects of employee wellness (physical, mental, financial, social) EMPOWERING OUR WORKFORCE continued IR - 171

HARNESSING INNOVATION The Group aspires to lead the industry with technology, digital and innovation as key enablers to our strategic essentials and differentiators WHAT WE DID IN 2022 SUCCESSES • Delivered an annualised R650 million (US$40 million) allocated cost optimisation benefit leveraging the continuous improvement process • Three-fold increase in capacity for the now distinct focus areas of innovation, digital transformation, and technology, positioning the Group for significant progress over the medium- to long-term • Innovation ecosystem enhanced through partnerships with academia, research programmes, service providers and through our iXS initiative • Progress with ICT’s utilisation of artificial intelligence (Alice) which automated over 50 existing governance controls during 2022. We expect to expand on its capability and to automate our control environment • ISO 27001 certification awarded on 14 April 2023 CHALLENGES • Evolving innovation and technology demands, coupled with rapidly evolving technology, dramatically increases the scope of research and application • Global shortage of chips has effected rollout of technology, in some cases causing delays of 6-9 months • Worldwide threat of cyber attacks on companies, where attackers are becoming more sophisticated. The proliferation of technology and the rise of remote work have also expanded the attack surface and increased the difficulty of defending against cyber-attacks ALIGNMENT WITH SDGs INNOVATION, DIGITAL TRANSFORMATION, TECHNOLOGY DEVELOPMENT AND ADOPTION The 2022 year proved to be a pivotal year for innovation, with several changes to the portfolio as a result of being included as one of our values and identified as a key enabler to our strategy (&Atilde; See Our three-dimensional strategy, page 32) for more information). Digital transformation, and technology development and adoption, previously subsets of innovation, were elevated to distinct portfolios aligned with, but independent of innovation. New senior leadership was appointed to take charge of the three portfolios within the Group Technical and Innovation function with the following objectives • Innovation: establish an innovation culture and capability that helps embed innovation as a value • Digital transformation: embed digital as an enabler to our strategic objectives • Technology development and adoption: drive industry leading technology development and adoption in support of our strategic objectives Progress is already evident in the development and strategic repositioning of the three portfolios. In 2022, we spent R125 million (US$7.6million) on strategic innovation, digital transformation and technology adoption initiatives, of which R72.6 million (US$4.4 million) was distributed via the BioniCCube capital allocation mechanism. (R55 million (US$3.7 million) in 2021). See &cedil; www.sibanyestillwater.com/business/innovation-technology INNOVATION Objective: establish an innovation culture and capability that helps embed innovation as a value Our value definition for innovation is ‘We intentionally find new ways to do things better.’ This statement is supported by five behaviours • We will all understand the need to innovate • We will invite everyone to innovate • We will encourage innovation • We will develop innovators • We will recognise innovation IR - 172

To this end (in 2022) we developed a programme of objectives and activities to establish an innovation culture and capability. The initial phase of the programme, which will commence in Q1 2023, consists of five strategic drivers to achieve our medium-term objectives • Purpose driven innovation – define a clear and common innovation purpose that helps guide innovation efforts and creates meaning for our organisation • Shared understanding – engage meaningfully on our innovation purpose and key messages to ensure understanding of our innovation objectives • Innovation structure and process – reimagine organisational structures to enable collaboration and implement appropriate processes which encourage innovation • Innovation capability with accountability – build capable leaders that drive meaningful innovation and establish appropriate measurements that encourage the right innovation behaviours • Innovation mechanisms – enhance existing, and implement new, innovation initiatives; create safe spaces for experimentation Strategic innovation initiatives DigiMine, Simulacrum and MMP We continue to support DigiMine, a digital mining laboratory at the University of the Witwatersrand (Wits), Johannesburg, run in partnership between Sibanye-Stillwater and the Wits Mining Institute (WMI). Its primary objective is to research digital technologies that will enable the mine of the future. 2022 marked the eighth year of the partnership, over which time Wits has received R68.5 million in funding from the Group, with a further R5.5 million committed for 2023. Under a similar partnership model to DigiMine, we help fund the University of Johannesburg’s (UJ) Simulacrum, a state-of-the-art training facility (with virtual reality capabilities) that gives undergraduate students practical experience. To date we have contributed R38.5 million to this partnership, with a further R5.5 million committed for 2023. Sibanye-Stillwater is an active participant in the Mandela Mining Precinct (MMP) which is a public-private-partnership involving government and several other mining companies facilitated by the Minerals Council of South Africa and the Department of Science and Industry. In 2022, the MMP funded centre of excellence programmes for Wits and UJ. Wits was allocated the centre of excellence programmes for Real Time Information Management Systems and the Successful Adoption of Technology Centred Around People initiatives (RTIMS and SATCAP respectively). UJ was allocated the centre of excellence programme for the Longevity of Current Mining initiative. We are proud to be part of these initiatives, creating shared value through research and development. iXS initiative (innovate, accelerate and scale) The iXS initiative is a Sibanye-Stillwater-led investment programme that supports innovators and entrepreneurs. It has three primary objectives: develop non-core expertise to solve mining-related challenges through entrepreneurial and innovative solutions; progress technology development to proof of concept level through seed funding; support startup businesses (focusing on mining-related technology) to become commercially viable and globally applicable. iXS comprises two key components • An incubation and development centre focused on entrepreneurial management and innovation skills; including internship programmes (for innovators and entrepreneurs) • An investment programme to help startups scale up their operations; capital investment of up to US$1 million for early stage opportunities and US$5 million for later stage opportunities In its first year (November 2021 to November 2022), iXS achieved: the establishment of a full cohort of entrepreneurs and innovators; a pipeline of 19 early stage investment opportunities; investment in two early stage ventures. Besides benefitting budding entrepreneurs, iXS is helping to establish an ecosystem of partners to solve industry challenges. The initiative also helps bridge the gap between concept and implementation for certain research from adjacent programmes. iXS is managed in partnership with an external service provider, but is wholly funded by Sibanye-Stillwater. Continuous improvement The SA region initiated an allocated cost intervention in 2021. This involves a portfolio of 83 initiatives, with a 36-month target, with the potential for annualised cost reduction of R1.34 billion, to be achieved through leveraging the Group’s continuous improvement process. Cost-reduction for the initial 12 months was approximately R650 million (US$40 million) at annualised run-rate, despite unforeseen challenges, including the three-month strike at our gold operations. The SA region will continue to drive the initiative, with the aim of achieving annualised total cost reduction of R1.34 billion for the remaining 24 months. DIGITAL TRANSFORMATION Objective: Embed digital as a key enabler to our strategic objectives We developed an international partnership model for digital transformation. The model supports the adoption of novel and competitive digital solutions that meet two imperatives: the ability to execute with agility, while maintaining a flexible organisational structure, and the ability to deploy internationally across our organisation. In 2023 the underlying model for our digital capability will be executed under the Digital transformation banner . The Digital transformation team developed the following infographic to show how the Group will achieve its digital transformation objectives. HARNESSING INNOVATION continued IR - 173

In 2023, we will start implementing the above enablers and foundational building blocks, while pursuing various digital transformation initiatives. Strategic digital initiatives Enhanced metallurgical process management and automation The Group continues to evolve and apply manufacturing execution systems (MESs) and advanced process control (APC) to improve the digital maturity of our metallurgical operations. MESs are software systems that document and control manufacturing processes. Similarly, APC increases the levels of autonomy in our processing and metallurgical environments, improving responses to process variability and optimising process stability. We continue to make progress in the areas of MES and APC across the Group. In 2023 we aim to have MES implemented across the full metallurgical environment at our SA PGM operations. The US region is currently in the process of determining the appropriateness of MES and APC implementation. Similarly, we initiated a maturity assessment for Sandouville, concluding the preliminary assessment in November 2022 with recommendations for enhancement in 2023. HARNESSING INNOVATION continued IR - 174

Operational technology (OT) architecture For digital transformation to be successful it needs a robust technology architecture. During H2 2022 we mapped out the OT landscape, and formulated a set of key architecture principles and disciplines. Work continues into 2023 to include the business technology landscape and establish an architecture management capability. TECHNOLOGY DEVELOPMENT AND ADOPTION Objective: drive industry leading technology development and adoption in support of our strategic objectives In 2022, we researched the key technological trends which should be adopted over a 10-year period. A multidisciplinary team formulated six primary technology themes and 11 organisational themes. Primary technology themes include platform technology, additive manufacturing, and electrification; organisational themes include utility and resource independence; zero-waste; and enabling beyond the business boundary. We will prioritise a number of smaller initiatives within each theme for execution in the short-term. In addition, the current portfolio of initiatives will be re-prioritised and positioned within our broader technology and organisational themes. Strategic technology initiatives Integrated mining enterprise (IME) We are continuing to develop towards becoming a digitally integrated mining enterprise. By this we mean that operational planning and execution, combined with interrelated technical and non-technical aspects of mining, are digitally integrated. To this end, we conducted pilot projects at Saffy and Thembelani shafts (SA PGM) in 2022. This work involves not only changing systems and technology, but also changing the culture of work- practices. The pilots focused on enabling line management with digital tools, accessible through the IME platform, allowing them to determine whether their assets are operating at the correct capability. Ultimately, the IME presents a digital system capable of reducing dependency on human reporting and making visible, key dependencies for our key assets. This will enable proactive task management and adequate resource scheduling, resulting in safe and predictable production, and sustainable performance. The Saffy and Thembelani pilots will be monitored into 2023, after which our business plan makes provision to scale the solution for other shafts, which have already been prioritised. The 36-month rollout begins in H2 2023. Battery-electric and semiautonomous vehicles The Group has assembled a diverse fleet of BEVs (battery-electric vehicles) for trial purposes. The adoption of BEVs in mining is an ongoing global trend, one in which – given the technical complexity and diversity of our operations – we can be considered industry leading. There are five ongoing BEV trials within the Group. The trials cover a range of applications in utility, load and haul, and personnel carriers. A key priority is to establish a broad body of knowledge to support the decarbonisation of our operations. Besides electrification, we are also exploring remote and autonomous vehicle operation. We have completed initial tests of an industry-leading low-profile battery-electric remote and semi- autonomous load-haul-dumper (LHD), known as BEVerly. The remote and autonomous nature will provide a more safe, conducive, and inclusive operating environment. Remotely operated battery-electric LHD at the Bathopele operation at SA PGM Trackless mobile machinery (TMM) level-9 proximity detection/ collision avoidance The Group has made significant, industry-leading progress with respect to the implementation of collision avoidance technology on its TMM. Our approach is to implement TMM safety measures beyond the regulatory requirements, for both SA and US regions. In 2022, for the SA region, we completed the implementation of level-9 collision avoidance on all underground TMMs (excluding projects), regardless of their risk profile. Considering the scale of our fleet by number, the initiative was both complex and ambitious, and we are proud to be at the forefront of this global objective. The US region is on track to have all equipment at level-7 (detection) in 2023; planning for level-9 implementation in Q2 2024 is well advanced. The operational team continues to develop ancillary technology to enable the application of level-9 collision avoidance on its fleet of machinery. FUTURE FOCUS Beyond a continued effort to identify and deliver strategic initiatives that unlock tangible value across our Continuous Innovation portfolio, focus in the medium- to long-term is to further develop and embed the respective strategies into our organisational DNA, and includes the following • The establishment of an embedded innovation culture and capability • The implementation of digital enablers and foundational capabilities that drive sustainable digital transformation • The development and adoption of industry-leading technology in support of our strategic objectives HARNESSING INNOVATION continued IR - 175

INFORMATION AND COMMUNICATION TECHNOLOGY (ICT) ICT STRATEGY STRATEGIC PLAN Purpose Delivering secure, reliable and agile ICT services to Sibanye-Stillwater Key objectives Customer engagement Business unit delivery Innovation/hyper automation Project delivery Governance/security Ensure on-time/always-on ICT services and be the supplier of choice In support of the Group strategy and delivery, the effective deployment of ICT applications To learn and continuously innovate On-time, within cost and highly governed project delivery Management of a secure and resilient enterprise infrastructure Initiatives • Expand the Service Efficiency Centre (SEC) • Introduce chat bots to our global call centre • Central monitoring of ICT systems and applications • Adopt 24/7 operating model and implement the follow the sun strategy • Establish an agile ICT training function • Continuous optimisation • Reduce application footprint • Reduce cost baseline • Optimise licence structures • Optimise support structures globally • Ensure scalability • Establish global support operating model • ERP One consolidation for SA operations • JDE upgrade for the US operations • Adopt fit-for-purpose hybrid cloud strategy • Expand datacentre footprint at Teraco • Enable enterprise mobility • Continuously drive automation – hyper automation • Establish support structure for robotic process automation (RPA) • Introduce 5G LTE services • Introduce Starlink satellite networks • Compliance to project management framework • Project governance in all initiatives • All business ICT initiatives channelled through ICT project management office (PMO) • Introduce programme management framework • Digitize the ICT PMO function • Ensure ICT policies support strategy • Streamline ICT controls and align to business processes • Ensure high level of security architecture and control • Ensure high level of governance and compliance to regulatory requirements • ISO 27001 certification • Manage efficient data governance Key performance indicators • Customer experience • Increase productivity • Process efficiencies • Time/effort • Governance, risk and compliance • Financial management • Strategic delivery • % Increased efficiencies • % increased quality • Customer engagement • Delivery in scope/time • Financial management • Governance and compliance • SOX/Internal audit reports • Management of security control framework Update on ICT strategic projects for 2022 In 2022, we continued to upgrade and consolidate our digital infrastructure. We are committed to a hybrid cloud model, whereby we deliver ICT services by seamlessly combining public cloud capabilities, such as Microsoft, with private cloud services and on- premises infrastructure. Our operating model is dedicated to ensuring on-time/always-on ICT services (globally), and being the supplier of choice for our users. Data centre and footprint consolidation The centralisation of our footprint remains a strategic priority. ICT continues with its build of a hybrid cloud-based platform. This entails establishing a global data centre facility in each one of the major regions of our operations. We have consolidated the SA operations’ data centres at Teraco, and work continues to do the same for the US operations at Billings Data Centre (in Montana). Our hybrid cloud strategy and consolidation of data centres supports our ESG initiatives and out commitments in driving footprint reduction. Office 365 Office 365 is a key enabler to support our work-from-anywhere architecture. By 2022 we had migrated around 10,289 users, and we plan to migrate the last users during 2023 and complete the rollout. ISO 27001 certification In 2022 we addressed the gaps identified by PwC and implemented ISO 27001 (information security) for our SA operations and Group systems. We contracted a third-party for ISO 27001 certification, which was accomplished in the last quarter of 2022. The formal ISO 27001 certification was obtained on 14 April 2023. This certification provides us assurance around information security and the management of privacy risks. Alice Alice, is a platform we introduced to fully automate the current ICT control environment, giving robotic process automation (RPA) capabilities to the ICT team. This is especially useful for complying with SOX and other governance needs. The first phase (the introduction) of the Alice rollout was completed in 2022, in sync with and supportive of, our implementation of ISO 27001. There are at least 750 controls in the ICT environment and HARNESSING INNOVATION continued IR - 176 automating these controls remains a priority and Alice has proved very useful thus far in doing so. ERP One program The team completed the technical upgrade of JDE 9.2, thus signalling completion of the first phase of the US ERP One program. Meanwhile, the Marikana operation was integrated onto the ERP One SAP platform for the SA region. Service delivery In 2022 our Service delivery teams managed 149,000 calls (130,000 in 2021) with a 99.03% SLA score (99.7% for 2021). The ICT service delivery team continues to render a cost-effective quality service to users across all operations. The focus remains on availability, first time call resolution and professional conduct. We continue to assist with individualised training needs (both in group sessions and virtual face-to-face on Microsoft Teams). We are implementing an IT service management (ITSM) tool that covers our global footprint. This will be fully implemented for the US, SA and Europe regions. Given that our current Cherwell system is reaching end-of-life (EOL), we will institute a new system by June 2023. SOHO project During COVID-19 lockdowns we adopted the policy of small office, home office (SOHO), whereby around 1,500 employees could work from home. Our Office 365 rollout continues to support SOHO. Given our strategy to be on the cutting-edge of change, the ICT team will continue to support the Group in facilitating SOHO. We are introducing enhanced and secure technologies that enable SOHO as a future way of working for the Group. WeAreOne and Ulwazi mobile app WeAreOne is Sibanye-Stillwater’s digital employee engagement app. Since its launch in 2021, the platform has grown from strength to strength. Currently 48,000 employees (52%) are registered on the platform, with (46%) accessing WeAreOne via the mobile site; 45% use it through unstructured supplementary service data (USSD), which enables users without smartphones to access information using their feature phones to receive small bite-sized pieces of information similar to SMS. In 2022, we sent over 23 million SMS messages to keep employees aware of key updates and events across the organisation with a 63% increase in active users from 2021. WeR1 also surpassed 1.2 million unique interactions. The focus for the platform in 2022 was to deliver initiatives that generated awareness and cultivated active users. The platform played a critical role supporting the SA gold wage negotiations with over 650,000 content views. The upcoming year will see a focus on continued active user growth and unique interactions as we provide more functional and uplifting content and develop our digital HR offering. Ulwazi is Sibanye-Stillwater’s community engagement app that has been deployed across all SA communities within Sibanye-Stillwater’s operations. Initially, the platform was developed to deliver Public participation process (PPP) requirements to ensure all stakeholders could access information and provide feedback and commentary as needed. The platform has subsequently taken on a broader community focus, bringing awareness to key topics such as community and environmental awareness (Marikana 10-year anniversary, tailings and cholera), job opportunities and vendor requirements. Members can access information at no cost via the web or USSD. 2023 will see a focus on growing the user base, while providing current and relevant content through targeted campaigns. &Atilde; See Empowering our workforce, page 149, Engaging with our stakeholders, page 74. Project HoneyComb (SharePoint upgrade) We deployed data loss prevention toolsets on the new SharePoint architecture in 2022, to detect and manage the flow of classified information. The aim is to migrate SharePoint 2019 sites to SharePoint Online. Thus far, various sites have been migrated and sites are being standardised, with governance configured accordingly. Business engagements and refresher training is ongoing. The migration will support better governance. Microsoft Digital PMO platform A key focus, in the interests of improving our project management capability, was the roll out the Microsoft Digital PMO platform during 2022, to ICT and to the wider business. The platform was enhanced to cater for various project types. It is also proving useful for working with project leads in completing the US Modernisation program. AT4SS for automating our control environment The automation technology for Sibanye-Stillwater (AT4SS) training project continues in various forms, including drop-in and lunch- break sessions, as well as taking on interns (three to date). In 2022, the US ICT team was incorporated into our AT4SS training, as well as other training initiatives. Restructure of US ICT team A key focus of 2022 was the restructuring of the US ICT team to align with the Group structure and to ensure standardisation of work and execution practices. We instituted Project Mentos in Q3 2022 to mitigate against risks associated with the US infrastructure and to introduce best practices for the US region, including resource management and staff development. Sandouville integration We finalised the integration of Sandouville into Sibanye-Stillwater ICT. We completed the SAP system carve out, thus separating Sandouville ICT from their previous owner. Windows 11 upgrade The upgrade to Windows 11 is in readiness for Windows 10 coming to an end (in terms of being able to support it) in 2025. Windows 11 readiness testing has been initiated on all desktops and laptops for all operations. Wireless network capabilities and backup In the SA region, vandalisms results in disruption of part of our ICT infrastructure. One of the solutions is to install a wireless network. To this end, a tender was put out and we are vetting the applicants. Site assessments for the work have been completed. We are focused on providing a dedicated wireless backup network capability to our SA and US regions. Networking capability to support our growing organisation is a strategic imperative. All new digital programs and solutions provide more data than ever. Our network architecture must meet the high, and growing, demands of our business; new and enhanced solutions that can do so will be constantly evaluated. The team will start introducing the Starlink networking satellites at both the SA and US regions. HARNESSING INNOVATION continued IR - 177

Critical telephonic infrastructure Critical telephonic infrastructure replacement (to replace outdated equipment) was carried out as planned in 2022. Marikana and Driefontein received new telephone infrastructure. Digital risk and protection tool protection ICT implemented world class digital risk protection tools for combatting online scammers, be they social media impersonators, counterfeiters, trademark infringers, or online phishers. Ongoing training and development Training and development (and employee growth) is a priority. Exposure to, and training in, new software and systems (supporting employees in their certification) is critical to support our growing company. In 2022, close to 60% of ICT staff completed level one of our Digital Transformation training development programme. We also trained non-ICT staff in the Microsoft Enterprise project management platform. We continued with SharePoint business engagements and refresher training on a needs basis. Supporting IME (Integrated mining enterprise) ICT, in support of Group technology and innovation’s efforts around IME (&Atilde; See Harnessing innovation, page 172) is implementing MineRP’s digital enterprise software. MineRP is a world leader in technical software for mines. Cost management The implementation of our global support model (as a function of scaling and rationalisation) has helped reduce ICT costs. Our aspiration is to be the lowest cost service provider in the mining sector. For 2022, our overall ICT operational costs came in at R551 million (US$33 million) for South Africa, US$6.1 million (R100 million) for the US PGM operations, and €1.3 million (R22 million) for the Sandouville refinery. Risks We face an emerging risk of the physical safety of employees who perform maintenance on ICT infrastructure. The ICT team is working with Protection services to establish protocols and procedures for high-risk areas and high-risk times of the day. According to the risk register, ICT faces no high/catastrophic risks (i.e. coded red, with score 20-25). All our risks have either been coded green (low and negligible) or are on the low end of yellow (moderate and significant). The only exception here is the aforementioned risk of damage to ICT infrastructure due to theft or due to power surge/ outage (coded yellow and given a residual risk rating score of 15). The high score here is primarily for vandalism (as opposed to outages). As mentioned earlier, implementing wireless infrastructure will help mitigate this risk, as will engaging Protection services to use smarter technologies to detect and prevent vandalism on core network infrastructure. &Atilde; See Corporate governance, page 30; Managing our risks and opportunities within the external environment, page 37. System failures There were no major failures that had a negative impact on business for either the SA, US or EU region in 2022. We also conducted our annual disaster recovery for our systems in SA and the US. FUTURE FOCUS – ICT • Automation and digital opportunities prioritised; each business unit within ICT to prioritise the acceleration of digital and innovative platforms • Enterprise mobility in all areas of our business to be accelerated; expand on use of Wyzetalk platform (WeR1) • Community and social projects in the SA region to be supported with free and secure Wi-Fi for employees and free Wi-Fi for surrounding schools and communities • Our newly created Information management business unit will execute on critical projects, including the modernisation of our SharePoint platform as a priority • The rollout and implementation of Office 365 is an element of our strategic focus and needs to be accelerated; the usability and adoption of Office 365 will be accelerated • Continuous enhancement of our Group SOHO strategy • Reporting and Consolidation and our SAP S4 Roadmap will be executed with the aim to create one consolidated system for Sibanye-Stillwater to do financial budgeting, forecasting, reporting and the Group financial consolidations • The Keliber integration project, to fully integrate our Keliber operations into the Group ICT operating model; the aim is to align ICT standards, principles and frameworks to that of the Group by executing a full ICT integration HARNESSING INNOVATION continued IR - 178

SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE: CHAIRMAN’S REPORT JERRY VILAKAZI – Chairman: Social, Ethics and Sustainability Committee The Social, Ethics and Sustainability Committee has an important role to play in helping the Group achieve its purpose: To safeguard global sustainability through our metals. Being a leader in superior shared value for all stakeholders (our vision) demands a careful balancing of the expectations of different groups. However, in general terms, from government, through to investors and host communities, stakeholders expect mining to address broader socioeconomic challenges facing the world. We agree. Sibanye- Stillwater is part of the social and environmental ecosystem surrounding our operational areas, therefore we must play our role as a socioeconomic partner within the communities where we operate. This is what we mean by our strategic differentiator, as demonstrated in our comprehensive and all-inclusive response to COVID-19 in 2020, building pandemic-resilient ecosystems. Our SA operations face the greatest socioeconomic challenges, where we encounter rising expectations in areas such as job creation, social infrastructure, and provision of basic services (areas which are normally within the ambit of government). It is, therefore, critical that our sustainability strategy takes short-term impacts into account, while anchoring our work in long-term value creation. Our four sustainability themes involve embedding human rights, climate resilience, promoting long-term economic sustainability and post-mining economies, and good decision-making based on objectivity and data. How exactly we plan to achieve this relates to our Group priorities, which provide clear organisational goals, linked to ESG-related long-term incentives (LTI) performance conditions. In short, our sustainability themes have been prioritised, at Group level, as: responsible sourcing, the circular economy, Task Force on Climate-related Financial Disclosures (TCFD) for financial reporting, embedded governance framework, global standards on tailings, and implementing the Initiative for Responsible Mining Assurance (IRMA). To allow for diversity in operating environments, the Group has pivoted toward a regionalised business leadership. Each region enjoys some latitude in responding appropriately to its unique context. This also applies to sustainability and ESG, whereby the needs and expectations of stakeholders differ from one region to the next. As per the strategic essential, Prospering in every region in which we operate, it is incumbent on us to uphold the global standards and principles of Sibanye-Stillwater, while showing sensitivity to the unique conditions on the ground. In the sustainability and ESG domain, this requires each region to pursue a strategy designed to optimise impact on priority issues within the aforementioned themes. Group strategic oversight falls under the Chief Sustainability Officer, who guides and supports the regions to meet the global standards and codes to which we – as a leading global mining Group – subscribe. We are a values-based organisation. This means that leadership derives its governance credibility not from force of character, but from their willingness to apply our values, even in the most testing of circumstances. Our Chief Sustainability Officer, and the Group as a whole, is guided by our Group sustainability strategy, which falls under the auspices of our Social, Ethics and Sustainability Committee. This strategy is modified over time in response to emerging trends. IR - 180

HUMAN RIGHTS AND ETHICS INSIDE AND OUT Health, safety and employee wellbeing For 2022 our health and safety strategy centred around eliminating fatalities by implementing our fatal elimination plan across all regions. This involves extra attention on preventing high-potential incidents. Our systems of reporting now put more emphasis on including those incidents whereby there was a potential for loss of life. The Fatal elimination strategy has been designed for maximum short-term impact, taking into consideration the level of safety maturity at our operations, while ensuring our teams are empowered and held accountable for driving a sustainable safety culture. &Atilde; See Continuous safe production, page 126. Responsible sourcing Responsible sourcing across all areas of operations is a priority. The mandate of our Responsible sourcing committee has been updated to include a wider range of commodities, which entails adopting new standards. The committee has the policies, due diligence philosophies, and the monitoring process to track the integrity of the counterparties from which the material is received. Our precious metals refinery at our SA PGM operations has the Responsible Sourcing accreditation of the London Platinum and Palladium Market (LPPM). This year has also seen further engagements with our suppliers – 367 suppliers completed our online ethics training on our anti-bribery and anti-corruption practices. Diversity, equity, and inclusion Through job creation, social and labour plans (SLPs), and various other initiatives (as mentioned in the workforce section of this report), our mining contributes to reducing inequality and promoting inclusion for diverse peoples. The Group embraces diversity and is dedicated to improving representation beyond the numbers, while creating opportunities for a culture of inclusivity. Therefore, we have launched a series of transformative workshops at our SA operations to bed down this approach. Broader society is placing increased emphasis on protecting the vulnerable, particularly women and children, from abuse and degradation. We fully subscribe to this attitude and remain deeply committed to protecting women (as well as vulnerable men) from violence, sexual abuse, and sexual harassment. We will continue to roll out anti-sexual harassment campaigns and training. We established gender-based violence (GBV) reporting and referral centres at our SA PGM and SA gold operations. In 2022 we constituted a Diversity Equity and Inclusion Council (DEIC), chaired by the Chief Organisational Growth Officer, to accelerate the cause of building an inclusive business. Community engagement Given South Africa’ legacy of socioeconomic challenges, it is incumbent on the Group to not only comply with government regulation, but also to go beyond compliance in supporting host communities in becoming self-sustaining. We are committed to hearing complaints and grievances from local communities. (&Atilde; See Engaging with our stakeholders, page 82 for more on our grievance processes mechanisms.) We maintain cordial and constructive relationships with our stakeholders in local communities, and we will continue to build on these relationships through fact- based social dialogue. Social impacts In 2022, we launched a Social impact report, which communicates the flows of value and socioeconomic impacts from our SA operations. We are pleased that the Sibanye Foundation, which houses the Social Impact Fund, was established and registered in February 2023. The fund is endowed through donations equivalent to 1.5% of our dividend flows. The Fund will contribute towards our strategic impact of making a difference in the ecosystems in which we operate, and embed our shared value ethos. DEVELOPING A CLIMATE CHANGE RESILIENT BUSINESS One of our strategic differentiators is to build a of green metals and energy solutions that reverse climate change. It is common cause that the green transition away from fossil fuels and toward cleaner alternatives, requires technology that is reliant on green metals. The Group is well-placed to benefit from rising demand for certain metals that underpin the green transition. Further, we are committed to meeting the challenge of promoting climate resilience in the ecosystems in which we operate. In 2022, we saw the impact of an extreme weather event at our US operations, alerting us of the risks of climate change. We are all dependent on the natural environment in terms of the resources we draw down from it and the impacts that human activity has on it. In terms of external factors impacting our natural capital, are the burning of diesel, the use of electricity (powered mainly by Eskom coal in South Africa), reliance on third-party water suppliers, and deposits in the form of tailings. Therefore, reducing our reliance on Eskom, and reducing our reliance on third-party water suppliers, remains critical. We recycled 64% of our water and we have achieved our target for a 15% reduction (against 2020 base) of purchased potable water usage at our SA operations. By 2025, we aim to be fully l compliant with the standards of the Global Industry Standard on Tailings Management (GISTM) which sets the precedent for safe design and management. Our goal is to be carbon neutral by 2040 and carbon zero by 2050. We are investing some R12 billion in renewable energy for our own operations, funded through third-party Power purchase agreements (PPAs). At the regional level, there is work to be done in ascertaining the impact of the just energy transition, by which socioeconomic needs for electricity are balanced with environmental needs for carbon reduction. We are part of the mitigation solution to climate change as we respond to growing green metal supply by building our green metals presence in North America and Europe. With Keliber, work is progressing on our ambition to become the first integrated European lithium producer with direct access to the European battery electric vehicle (BEV) market. Keliber is expected to have one of the lowest GHG emission intensities of seven existing, or planned, lithium production facilities, in Europe. We are advancing the role we play in the circular economy through the recycling of autocatalytic converters for the extraction of PGMs (platinum, palladium and rhodium), critical precious metals designed to clean vehicle emissions by converting harmful toxins and pollutants into less harmful carbon dioxide (CO2) and water vapour. The reclamation of historic tailings is also central to our green metals strategy. Historical tailings are reprocessed for the recovery of PGMs, gold (DRDGOLD) and zinc. SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE: CHAIRMAN’S REPORT continued IR - 181

We recently increased our stake in New Century, a top-15 global (and top-five domestic) zinc producer. It is Australia's largest hydraulic mine, based at Century Mine in Queensland, where zinc is recovered from historical tailings. Following the success of recycling autocatalysts in the Americas, we are completing studies in Europe to expand our Sandouville footprint to include the recycling of European sourced autocatalytic converters in alignment with the EU Critical Raw Materials Act, to secure the critical and strategic raw materials essential for an effective green transition. ENTRENCHING LONG-TERM ECONOMIC SUSTAINABILITY: INTEGRATED POST-MINING ECONOMY In terms of biodiversity, we are proud to be the first mine globally to adhere to the Biological Diversity Protocol (BD Protocol), a standardised accounting framework for disclosing our impact on biodiversity. 2 See Biodiversity management fact sheet &cedil; www.sibanyestillwater.com/news-investors/reports/annual/ Our performance target for reducing closure liabilities across all SA operations is a 4% reduction. This was achieved for 2022. Mine closure, particularly in South Africa, is a complex issue. We have a detailed social closure strategy to address this complexity and the multi-disciplinary nature of planning for post-mining. Given that the economic conditions of the operations change during the life of the mine, returning the land to its pre-mining state is neither viable nor advisable. We will continue to partner with like-minded institutions to invest in alternative economies (other than mining) and use our assets for sustainable impact that endures postmining. DATA DRIVEN AND CONSIDERED DECISION- MAKING We remain ISO 14001 and ISO 45001 certified across our business. We already align with the disclosure requirements of GRI reporting, the UNGC communication on progress, and of the ICMM; we are working towards alignment to SASB standard on Metals and Mining and Coal operations (which fall under the Value Reporting Foundation). It must be noted that as of August 2022, the Value Reporting Foundation (VRF), and the Climate Disclosure Standards Board (CDSB) were consolidated into the IFRS Foundation, which established the International Sustainability Standards Board (ISSB) to consolidate ESG standards. The IFRS Foundation advises that until the ISSB implements its standards, we should align with the SASB. Further, we are aligning to the recently-released JSE Sustainability Disclosure Guidance and the JSE Climate Disclosure Guidance (noting that these are mostly aligned to the global standards mentioned above). For our European operations, where applicable, we will follow the Corporate Sustainability Reporting Directive (CSRD). 2 See supplementary information, Sustainability content index. The level of our disclosure requirements are significant and grow every year. We welcome efforts by third parties to promote global consolidated disclosures and to reduce red tape and duplication in the standards environment. IN CLOSING AND APPRECIATION The Committee is pleased to report to all stakeholders of the Group that it has fulfilled its mandate as prescribed by the South African Companies Act and that there are no instances of material non- compliance to disclose. I would like to thank the members of the Committee and the Board for their input and support throughout the year. Jerry Vilakazi Chairman: Social, Ethics and Sustainability Committee 24 April 2023 SOCIAL, ETHICS AND SUSTAINABILITY COMMITTEE: CHAIRMAN’S REPORT continued IR - 182

OUR SUSTAINABILITY STRATEGY: A SUMMARY PREAMBLE The purpose, vision and the three-dimensional strategy of the Group puts sustainability front and centre of our operations. The strategic themes of our sustainability strategy are anchored in our commitment to the SDGs. (2 See Progressing the UN’s SDGs, &cedil; www.sibanyestillwater.com/newsinvestors/reports/annual). Our sustainability themes and considerations help define our ESG scorecard, which forms part of the LTI for executives. (&Atilde; See Rewarding delivery, page 261). Our Sustainability strategy can be found at  &cedil; www.sibanyestillwater.com/sustainability/reports-policies. SUSTAINABILITY ANCHORS Promoting natural resources and improving life; sustainable use through increased environmental consciousness and continual improvement, minimising environmental impacts and a measured transition to a low-carbon future COMMUNITY: Aspire to create value through socioeconomic development, by unlocking the potential of communities hosting our operations; institutional capacity building and creating local benefit that enables sustainable livelihoods and positive legacy beyond mining STAKEHOLDER ENGAGEMENT: Constructive engagement allowing for participative and informed decision-making SAFETY AND HEALTH: Improving the holistic wellbeing of our workforce by monitoring safety and health factors and improving safety and health performance Respecting human rights of stakeholders and conducting business with integrity, based on an ethical foundation, adhering to good governance principles and legal compliance SUSTAINABILITY THEMES GROUP PRIORITIES REGIONAL PRIORITIES • Responsible sourcing and supply value chain integrity implemented across all operational areas and tracked • Diversity, equity and inclusion • Safety SA: Fatal elimination protocols • Safety EU: Safety culture and management routine protocols established • Safety US: Embedding critical controls, and critical life-saving behaviour • Reduction in GHG emissions and intensity • Reduction in water intensity across all our metals • Reduction in reliance for potable water from high-value water • Define and promote recycling across all of our metals • Maintain global standing on tailings management operating standards and principles • No net loss of biodiversity as a result of our investments • US: Increase in water quality • US: Development of climatic predictive capability for short and long-term emergency preparedness and response and mitigation strategies • Leveraging our assets for impact post-mining; planning across all our areas of operation • SA: Social performance roadmap • SA: Socio-environmental closure and alternative economic growth • TCFD reporting strategy and assessment globally • IRMA disclosure: deliberate and detailed across all business • Embed governance across all areas of operation • EU: Data validation and integrity IR - 183

MINIMISING OUR ENVIRONMENTAL IMPACT WHAT WE DID IN 2022 SUCCESSES • Achieved an A-score for our 2022 CDP climate change submission • Achieved a B-score for our Water CDP and submitted the Forest CDP • The Group limited greenhouse gas (GHG) emissions below the carbon budget • In 2022 we put 23ML per day back into the Integrated Vaal river system, which serves communities in the West Rand • Significant cumulative reduction of 4,061 Ml of potable water from the 2020 baseline at our SA operations – translating into a 37% reduction from the 2020 baseline • An in-depth assessment resulting in a positive improvement in the biodiversity footprint for East Boulder mine (13%) and Stillwater mine (10%) CHALLENGES • Physical impact of climate change at our US operations • Geographical concentration of SA operations – with the majority of scope 2 emissions stemming from coal-based utility provider ALIGNMENT WITH SDGs Our sustainability themes: Develop a climate-resilient business is anchored by UN SDG 13 Entrenching long term economic sustainability: integrated post mining economy anchored by UN SDG 15 2 See Progressing the UN’s SDGs, &cedil; www.sibanyestillwater.comnewsinvestors/reports/annual BENCHMARKS Status See &Atilde; • Zero level 4 or 5 environmental incidents Did not meet Page 204 • 10% reduction in level 3 environmental incidents year-on-year Met Page 204 • 65% of active ‘very high’ and ‘extreme’ consequence tailings storage facilities aligned to the Global Industry Standard ion Tailings Management (GISTM) by end December 2022 Met Page 206 • Group carbon neutral to be achieved by 2040; Science-based target initiative (SBTi) – approved scope 1 and 2 carbon emissions-reduction target of 27.3% by 2025 (2010 baseline)1; limiting GHG emissions to the 2022 adjusted carbon budget of 6.9 tCO2e (scope 1 & 2) In progress; achieved Page 188 SA operations • A 2-3% reduction in electricity consumption per year against budget Met Page 191 • Increase in SO2 capturing and cleaning efficiency from 80% to 90% by 2027 and to 99% by 2030 at the Marikana operations In progress Page 194 • International Cyanide Management Code certification Did not meet Page 187 • A 15% reduction in purchase of potable water by SA gold operations in 2022 compared to 2020 Met Page 196 • A 3% reduction in the purchase of potable water by SA PGM operations in 2022 compared to 2020 Met Page 196 • A 4% reduction of closure liability through footprint reduction initiatives and concurrent rehabilitation Met Page 211 • A 3% reduction of closure liability through footprint reduction initiatives and concurrent rehabilitation by 2023 In progress Page 211 • For 2022, a reduction in our dependence on the Vaal River System by 15% compared to 2020 baseline Met Page 195 IR - 184

BENCHMARKS (continued) Status See &Atilde; • To reduce reliance of operations on external potable water infrastructure, in water-rich jurisdictions to 10%, and in water-poor jurisdictions to 40% by 2030 In progress Page 195 • Water treatment plants optimised to become independent of purchased potable water by 2024 In progress Page 195 • SA gold to achieve a water-use intensity target of 1.71 kl/tonne, and for SA PGM to achieve a water use intensity target of 0.79 kl/tonne (combined water use intensity target for SA operations: 1.10 kl/tonne) by 2023 In progress Page 195 • Risk-reduction through compliance of tailings dams to the Global Industry Standard on Tailings Management (GISTM) by August 2023 In progress Page 206 US PGM operations • Complete the closure plan for the MET complex, in 2022 Met Page 211 • To improve water quality, install a moving bed bioreactor at East Boulder Mine in 2022 Met Page 204 1 SBTi was set prior to the acquisition of the Marikana operations. Revised short-, medium- and long-term emission-reduction targets for the Group will be set and validated by the SBTi during 2023. The 2010 base year will also be reviewed to a more recent year. This is to ensure that emission-reduction targets are in line with the latest climate science and reflect on our carbon-neutral commitments APPROACH We are committed to minimising environmental degradation and to being stewards for natural capital, while promoting environmental consciousness and sustainable resource use. Two of our material matters (Climate change, and Water management and energy supply) relate to our environmental commitments. The metals we mine play vital role to enable a lower carbon, and overall more environmentally-friendly future. We are also committed to limiting our impact on the environment though the way we operate. Sibanye-Stillwater is a dedicated partner in the transition to a low-carbon future, given that we invest in green metals; these are metals needed for renewable energy (solar and wind), batteries, and hydrogen. This is encapsulated in our strategic differentiator: Unique global portfolio of green metals and energy solutions that reverse climate change. It is a priority for our SA operations to reduce reliance on/ extraction from municipal water systems, both for cost and security of supply reasons, whilst at the same time increasing access to potable water for other users who rely on municipal water systems. Our SA PGM operations in particular are located in a water stressed region, therefore securing sufficient and sustainable water supplies for operational needs and human WASH (water, sanitation and hygiene) services is critical. Mitigation of the energy supply deficit at our SA operations remains critical. We continue to mitigate the impact of load curtailment where possible and we continue to accelerate our decarbonisation efforts. Our Group sustainability strategy calls for (i) building a climate change resilient business, and (ii) data-driven and considered decision-making. Targets include • Define and embed recycling and the circular economy • GHG emissions baseline across all operations • Maintain global standing on tailings operating standards and principles • TCFD reporting strategy and assessment globally • Reduction in GHG emissions and intensity • Reduction in water intensity across all our metals • Reduction in reliance for the use of portable water • Not net loss of biodiversity as a result of investment (following closure and rehabilitation activities) The following indicators are linked to the long-term incentive (LTI) performance conditions • Reduce absolute GHG emissions • Reduce water consumption (SA operations) • Improvement in water quality • Reduce tailings risk • Enhance concurrent rehabilitation (includes environmental closure) MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 185

ACCOUNTABILITY, GOVERNANCE AND ASSURANCE GOVERNANCE ACCOUNTABILITY Board • Social, Ethics and Sustainability Committee • Risk Committee • Audit Committee Executive Committee and C-suite • The Environmental department reports to the executive technical officers of each region • Vice President (VP) for tailings storage facilities (TSFs) • Group Head of Energy and Decarbonisation reports to the Chief Technical and Innovation Officer (CTIO) • US PGM operations’ environmental aspects are coordinated and reported on by VP: Legal, Environmental and Government Affairs • ESG Committee Regional Operational • Each operation is supported by a dedicated segment-focused compliance team, headed by an environmental manager; the compliance teams are guided by a centralised team of environmental specialists who provide technical guidance across a range of disciplines: closure and rehabilitation; biodiversity; waste; land and heritage; air; water conservation and water demand management (WC&WDM) • The SA operations have Water steering committees to promote sound water management RELEVANT LEGISLATION AND REGULATIONS (list not exhaustive, only key regulations listed) South Africa • Minerals & Petroleum Resources Development Act, 2002 (and all its related amendments, regulations and guidelines) • National Environmental Management Act, 1998 (and all its related amendments, regulations and guidelines) • National Heritage Resources Act, 1999 • National Water Act, 1998 • Spatial Planning and Land Use Management Act, 2013 United States • US Clean Water Act • US Clean Air Act • Montana Metal Mines Reclamation Act Europe Finland • Environmental Protection Act (57/2014) • Water Act (587/2011) • Waste Act (646/2011 • Land Use and Building Act 132/1999 France • Environmental liability regime regulated by the Environmental Code • Environmental authorisations for e.g. safeguarding of water and the installation class&eacute;e pour la protection de l’environnement – ‘ICPE’ is provided for under the Environmental Code • EU Air Quality Directives (2008/50/EC) • EU’s Emission Trading System Directive (2003/87/EC) • EU Directive on the Geological Storage of CO2 (2009/31/EC) ASSURANCE AND REVIEWS • Sibanye-Stillwater’s environmental compliance to legal authorisations/ permits/licences and obligations is verified by an external service provider • Regulatory inspections and external audits on licences and authorisations (environmental management plans, environmental authorisations, water-use licences, waste licences, atmospheric emissions licences and the like) are performed by the DMRE, Department of Forestry, Fisheries and the Environment, and Department of Water and Sanitation • Progress against performance indicators and ICMM requirements are audited through an external assurance process  (&Atilde; see page 281) • ISO audits to maintain ISO 14001 certification Policies: ESG policy; Tailings stewardship Position statements: Air quality; Biodiversity; Heritage; Climate change; Land management; WCDM/Water stewardship; Energy and decarbonisation; Mineral and non-mineral waste; Water health management. &cedil; see www.sibanyestillwater.com/about-us/governance Third-party protocols: ISO 14001: 2015 (environmental management standard); Biodiversity Disclosure Project; ICMM; IRMA; UN SDGs; WGC; International Cyanide Management Code MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 186

EMERGENCY PREPAREDNESS MANAGEMENT Environmental emergency preparedness is managed on site according to ISO14001: 2015. Emergency mock drills are undertaken as per the emergency drill schedule at operations. These drills include scenarios related to significant environmental risks (where practically possible), including hydrocarbon spills. In addition, emergency preparedness and response plans have been finalised for all active tailings facilities, as have annual mock drills, with the first completed in 2022. Also &Atilde; see Continuous safe production on emergency planning, page 130. CYANIDE The International Cyanide Management Code (Cyanide Code) is a voluntary certification programme for managing cyanide in silver and gold mines. We have been experiencing delays in the scheduling our accreditation audits to the Cyanide Code which initially were interrupted by the industrial action at the SA gold operations. We expect Driefontein, Beatrix and Kloof plants to be audited in 2023. However, all our gold processing plants follow the rules and guidelines of the International Cyanide Management Institute (ICMI), who governs the code which should position us well for the upcoming audits. CLIMATE CHANGE AND CARBON MANAGEMENT Our climate change, energy, and decarbonisation position statements are aligned to the climate change commitments of the ICMM, to UN SDGs 7 and 13, and to the UNFCCC (United Nations Framework Convention on Climate Change), the parent treaty of the 2015 Paris Agreement. Sibanye-Stillwater is one of 28 global mining and metals companies that committed to the updated ICMM Climate Change Position Statement (2021), which includes a commitment to net zero by 2050. We support the global response to climate change in two primary ways: reducing our own carbon footprint and by delivering commodities needed for mitigating carbon emissions. As part of our climate change response programme, we have set the following strategic objectives • Implement the recommendations of the TCFD, including aligning our governance, strategy, risk management, metrics and targets and disclosures • Understand and proactively address the risks and opportunities presented by climate change • Execute our energy and decarbonisation strategy to achieve carbon neutrality by 20401 and net zero by 2050 • Track our GHG emissions against targets approved by the SBTi • Build operational resilience to the effects of climate change and support our stakeholders affected by climate change, including host communities Climate disclosure, TCFD, and CDP One of our strategic risk-mitigation objectives is to provide comprehensive disclosure on climate-related issues. We continue to align our reporting and disclosures to the recommendations of the TCFD and other frameworks provided by regulatory bodies such as the JSE and SEC. We also provide climate-related disclosure through our annual submissions to the CDP, across climate, water and for the first time forests. The CDP runs the foremost global disclosure system for investors, companies, cities, states and regions to manage their environmental impacts. The CDP’s disclosure platform also provides the mechanism for reporting in line with the TCFD recommendations, by translating the TCFD recommendations and pillars into actual disclosure questions through a standardised annual format in a comparable and consistent way. Our climate CDP score for the 2022 reporting year was ‘A-’, improving from ‘B’ for 2021. This rating places us in the CDP’s Leadership band, and in the top few percent of the 18,700 companies that participated in the 2022 CDP submission. See 2 2022 Water and climate change CDP disclosure submission, &cedil; www.sibanyestillwater.com/sustainability/environment; and &cedil; www.cdp.net/en Climate change risk management Climate and other environment-related risks are identified through our various risk management processes. A climate-related occurrence that has an impact of R1,300 million or more on the Company’s income statement or balance sheet is considered to be material. However, managing climate risk (from an ESG perspective) also means anticipating regulatory trends and consumer trends, and the market risks associated with being a high emitter. Therefore, we also consider climate change risks as having potential strategic impacts, for example related to market risks, and for this reason too it is a substantive risk. The Group’s operations are also impacted by transitional risks, primarily through regulations such as the South African Carbon Tax Act 15 of 2019. (&Atilde; See page 61). These risks, and their potential financial impact, are discussed in our 2022 climate change and water CDP submissions. 2 See Climate change-related disclosure, &cedil; www.sibanyestillwater.com/news-investors/reports/annual MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 187 1 Scope 1 and 2 emissions based on current assets and operations’ life of mine plans. Baselines will be adjusted for any material acquisitions and divestment. Carbon offsets may be used to offset hard-to-abate emissions

Measuring carbon emissions For determining carbon emissions, we follow the GHG protocol, developed by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD). The GHG Protocol is the world’s most widely used GHG accounting and reporting standard. As per the GHG protocol, we use the market-based method for scope 2 (emissions from purchased electricity). Our scope 1 and 2 emissions are assured by PwC (&Atilde; see Statement of assurance, page 281). We track carbon emissions and decarbonisation performance monthly against our targets or internal ‘carbon budgets’, at both Group and individual operations. In 2022, an online carbon inventory platform was developed and implemented. The platform will be used to simplify carbon reporting, improve data integrity, enhance carbon budget monitoring and drive decarbonisation. In 2022, 79.1% of the Group’s emissions stemmed from electricity consumption (scope 2), almost exclusively (96.2%) attributable to South Africa’s power utility, Eskom, which derives the vast majority of its electricity from coal. In South Africa we are beholden to Eskom, which has a legislated monopoly on power generation. However, new electricity regulation in 2021 has allowed us to progress our renewable energy projects more expeditiously. Our SA operations are extensively electrified (with electricity accounting for 93% of operational emissions), which means our investment in renewables will yield rapid decarbonisation results. Direct emissions (scope 1) made up 6.3% of overall emissions, while indirect emissions related to our value chain (scope 3) contributed the balance of 14.5%. In 2022, our scope 1 emissions (including fugitive mine methane) decreased by 1.6%, largely attributable to a decrease in fugitive mine methane, which decreased by 2.2% year-on-year. This was partially offset by a net increase in the quantity of diesel consumed across the SA gold and SA PGM operations (24% and 8%, respectively) due to the use of diesel generators in some areas of the business to offset Eskom load curtailment. Overall, there was a decrease in scope 1 emissions, in scope 2 market-based emissions (9.0%), and in scope 3 emissions (24.5%); primarily related to the three months of industrial action during H1 2022 at our SA gold operations. There was a slight increase in scope 1 and 2 emissions at our SA PGM operations due to increased diesel and electricity consumption, largely attributable to the ramp-up of K4. Total CO2e emissions: scope 1, 2 and 3 (000t CO2e)6 2022 2021 2020 5Group US region EU region SA region 5Group US region SA region 5Group US region SA region Total PGMs PGMs Gold Total PGMs PGMs Gold Total PGMs PGMs Gold Scope 1 (excluding fugitive mine methane)1 223 50 5 129 39 225 56 110 59 217 56 93 68 Scope 1 (fugitive mine methane)1 272 0 0 0 272 278 0 0 278 300 0 0 300 Total scope 1 495 50 5 129 311 503 56 110 337 517 56 93 368 Scope 2 location-based2 6,157 201 1 2,994 2,961 6,799 203 2,913 3,683 6,178 203 2,508 3,467 Scope 2 market-based2 6,191 235 1 2,994 2,961 6,806 210 2,913 3,683 6,170 195 2,508 3,467 Scope 33 1,137 59 N/A 713 365 1,506 123 823 560 1,245 124 692 429 Total scope 1, 2 (market based) and scope 3 7,823 344 6 3,836 3,637 8,815 389 3,846 4,580 7,932 375 3,293 4,264 CO2e intensity (per tonne milled) for scope 1 and 24 0.13 0.23 N/A 0.08 0.33 0.16 0.17 0.10 0.27 0.17 0.17 0.10 0.29 1 Scope 1 emissions include fugitive mine methane separately. We are reporting our fugitive mine methane emissions in the Free State province of South Africa in line with the transparency principle of the ISO 14064 GHG quantification standard. Scope 1,2 and scope 3 emissions include the emissions from the Marikana operations for the 2020, 2021 and 2022 calendar years following the operation’s integration in June 2019 2 The decrease in total Group scope 2 emissions is attributable to the decreased use of electricity due to the SA gold industrial action in H1 2022, as well as the impact of the 1.9% decrease in the Eskom grid emission factor (GEF) used for the SA operations over the 2022 reporting period The market-based method reflects scope 2 emissions that a company is responsible for from the electricity purchased, which may be different from the electricity generated locally. This method derives emission factors from contractual instruments. The location-based method, on the other hand, reflects the average emissions intensity of the grid, based on the company’s location. This method allows companies to calculate emissions that are physically being emitted into the atmosphere, based on average energy generation emission factors for defined locations, which may include local and national boundaries. Sibanye-Stillwater uses both the location-based and market-based methods to calculate scope 2 GHG emissions as they provide crucial information about our scope 2 emissions, emission reduction strategies, and provide better understanding of the risks and opportunities related to our electricity consumption 3 Scope 3 emissions decreased in 2022 as compared to 2021 due to the overall decrease in energy consumption (fuel and electricity), less waste generated, lower processing of sold products, fewer consumed goods and services and reduced emissions by our investments 4 The ore at the US PGM operations is of a higher grade, contributing to a higher intensity rate for milling. The US PGM increase in intensity is due to lower production owing to the Stillwater flood and an increased grid emission factor. The SA gold increase in intensity is due to lower production as a result of the H1 2022 industrial action. EU region excluded from PwC assurance scope 5 Group total is inclusive of corporate-related emissions 6 Excludes Mimosa and DRDGOLD as we are not the operators (they are managed by other companies) MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 188

Science-Based Target Initiative (SBTi) The SBTi helps companies set emissions reduction targets. The SBTi is a partnership between CDP, the UNGC, the WRI, and the World Wide Fund for Nature (WWF). Sibanye-Stillwater’s carbon emissions reduction SBTi target is 27.3% by 2025 (2010 baseline). The table below indicates progress made in 2022 towards achieving this target. It is important to note that the approved SBTi 2025 target is for our scope 1 and 2 market-based emissions only. Progress to achieve the SBTi Scope 2025 target 2022 emissions 2021 emissions Scope 1 N/A 495,085 503,296 Scope 2 location-based N/A 6,156,661 6,798,529 Scope 2 market-based N/A 6,190,314 6,805,920 Scope 1 and 2 location-based N/A 6,651,746 7,301,826 Scope 1 and 2 market-based (excluding Marikana)1 5,676,919 5,092,9102 6,527,998 1 The only emissions scope with an approved SBTi target (scope1 and 2). We actively track 12 of the GHG Protocol’s 15 scope 3 emission categories, which will allow us to set a realistic scope 3 science-based target in the near future 2 Marikana operations excluded from the SBTi target as it was set prior to the acquisition of Lonmin, hence not included in this figure During 2022, our Group scope 1 and 2 carbon emissions, excluding the Marikana operations, decreased by 9% compared to 2021, primarily due to industrial action in H1 2022 at our SA gold operations. As a result of this anomalous reduction in GHG emissions, we achieved the SBTi target for 2025 (Group scope 1 and 2 emissions reduction). We however anticipate 2023 emissions to be above the 2025 target, but we remain on track to meet it by 2025. In H1 2023, we will announce the update to our SBTi target, including the Marikana, Sandouville and Keliber operations. We will also announce our Group scope 3 baseline and target in line with the recommendations of the SBTi and ICMM. SA region Year-on-year scope 1 emissions (including fugitive mine methane) at our SA operations (SA gold and SA PGM operations) decreased by 3%. This can be attributed to the SA gold strike and marginally lower methane concentrations in the fugitive gas encountered at the Beatrix gold mine. This was partially offset by higher diesel consumption due to the use of diesel generators in mitigating Eskom load curtailment. Year-on- year, scope 2 emissions at our SA operations decreased by 10%, reflecting the impact of the SA gold strike and reduced electricity consumption in Q2 2022. Energy efficiency achievements also contributed in driving scope 2 emissions downwards (&Atilde; See Demand-side energy management, page 191). Overall scope 1 and 2 emissions for our SA operations decreased by 9% year-on-year; although it is anticipated our GHG emissions in 2023 will increase with the return to normal production levels for the SA gold operations. South African carbon tax – a transitional risk South Africa’s Carbon Tax Act of 2019 levies a tax on GHG emissions. The effective carbon tax rate at the time of the promulgation of the Act (May 2019) was R120 per tonne of CO2e, raised to R144 per tonne for the 2022 tax year. On 5 January 2023, Government gazetted the Taxation Amendment Act 20 of 2022, which included, inter alia, the effective carbon tax rates through to 2030. The carbon tax rate will increase from R159 per tonne of CO2 in 2023, potentially up to R463 per tonne of CO2 in 2030. These rates are subject to tax-free transition allowances. Phase 2 of the Carbon Tax Act, which includes taxes on scope 2 emissions, will only come into effect in 2026. This suggests that our carbon tax liability will increase significantly from 2026 onwards. Sibanye-Stillwater has incorporated its own projections for future carbon tax liabilities, based on projected life of mine production data, GHG emission forecasts, and other indicators. Sibanye-Stillwater participates in discussions with the Minerals Council and in engagements with the National Treasury, with the objective to better understand the Phase 2 implementation of the Carbon Tax Act. In 2022, we paid R1.9 million in carbon tax (R1.6 million in 2021). The carbon tax liability for the 2022 financial year is payable in July 2023, and is currently being calculated and verified. US region Year-on-year scope 1 decreased by 11% at our US PGM operations, due to lower diesel consumption, partially as a result of the Montana flooding. Whilst electricity consumption was flat year-on-year, an increase in the grid emission factor of the electricity supplied to the Stillwater mine and to the metallurgical plant resulted in a 16% increase in scope 2 emissions. Overall, scope 1 and 2 emissions increased 10% year-on-year. EU region Scope 1 and 2 GHG emissions of the Sandouville nickel refinery were incorporated into the Group carbon inventory in 2022. The operation was also the first to be loaded onto our new online carbon inventory platform. A life-cycle assessment (LCA) for the operation will be conducted in 2023, in accordance with ISO 14040, and be assessed by an independent assessor. Building on the footprint assessment conducted during the Keliber feasibility studies, a full LCA will be conducted by the project in the course of 2023. MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 189

GROUP ENERGY AND DECARBONISATION STRATEGY Our Energy and decarbonisation strategy is designed to deliver on carbon neutrality by 2040 and is supported by aligned policies, interim targets, carbon budgets, and linked incentive programmes. The strategy will also help us meet UN SDGs 7, 9 and 13 and achieve security of energy supply, reduced energy and carbon costs, and a just energy transition through the co-development of local electricity supply industries. Our Group GHG emissions forecast is depicted in the graph below. As Eskom is responsible for 89% of Group scope 1 and 2 emissions, our SA renewable projects forms our primary decarbonisation lever. The US and European regions, currently representing under 4% of Group emissions, will develop their own regional carbon neutrality pathways in 2023. Several projects are underway to realise opportunities to eliminate our second largest emission contributor, diesel, through battery electric vehicles and fuel switching, among other programmes. Given the current Eskom system performance and growing electricity supply deficit in South Africa, we are actively developing several energy solutions to mitigate energy security risk, and aid Eskom and the country where possible. These solutions are embedded within our energy decarbonisation strategy, as outlined below. Sibanye-Stillwater GHG emissions profile (Scope 1 and 2) Five levers support the achievement of our energy objectives and decarbonisation pathway 1. Energy intelligence and active advocacy 2. Demand-side energy management 3. Strategic energy sourcing 4. Technology adoption 5. Scope 3 offsets MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 190

Energy advocacy Sibanye-Stillwater advocates for accelerated decarbonisation and a just energy transition through engagements with national and local government regulators and utilities in the jurisdictions where we operate. In South Africa we are part of the Energy Intensive User Group (EIUG), the Industrial Task Team on Climate Change (ITTCC) and the Minerals Council. Through these industry bodies we engage with government, the national energy regulator (NERSA) and with Eskom. This engagement has helped bring about positive reforms and regulatory amendments to help close the electricity supply deficit, mitigate the impact of load curtailment, and accelerate decarbonisation. Demand-side energy management Our SA operations achieved a reduction of 120.13 GWh (2.0%) in 2022 against a production-adjusted energy plan, equating to avoided scope 2 emissions of 124,935 tCO2e. Ongoing demand-side energy management interventions, as one of mitigation and adaptation measures, include, amongst other things, digital twinning, supervisory control and data acquisition (SCADA) automation, real-time monitoring, dynamic control initiatives, energy waste elimination, and energy awareness initiatives. Demand-side energy management interventions, together with operational emergency protocols, were also used to minimise risk and production losses during Eskom load curtailment in 2022. As an example, six inlet guide vane control units were installed on Driefontein shaft 8, reducing consumption by 61.25% or 8.9GWh per year/9,434tCO2e per year. The Driefontein shaft 8 project was awarded the 2021 energy project of the year by the South African Energy Efficiency Confederation. An additional project is now being implemented at Driefontein shaft 5. All operations have five-year demand-side management programmes in place. Our energy consumption is accounted for through our carbon inventory, in line with the requirements of the GHG Reporting Protocol. SA region SA gold operations The SA gold operations 2022 electricity consumption was impacted by the strike in Q2 and Eskom load curtailment events throughout the year. Although 57 load curtailment events occurred, with the required load reduction ranging between 10-20%, the operations were able to minimise production losses through demand management and the use of the standby diesel generators. 2022 electricity consumption was 7.5% below the strike-adjusted electricity budget, driven in part by energy savings, load curtailment and lower than expected production. Total energy savings amounted to 89GWh (2.8% of budget). 2022 energy intensity increased to 1.05GJ/ tonne milled (2021: 0.83GJ/tonne milled), driven by the fixed power consumption during the strike and lower year-on-year production (-35%). Total energy consumption for 2022 was 10.4 petajoules (PJ) (2021:12.6 PJ), primarily in the form of electricity from Eskom (99%). SA PGM operations SA PGM operations’ 2022 electricity consumption was 3.1% below budget, driven in part by energy savings, load curtailment and lower than expected production. Total energy savings amounted to 31GWh (1.0% of budget). 2022 energy intensity decreased to 0.30GJ/tonne milled (2021: 0.37GJ/tonne milled), including the less energy intensive Platinum Mile operations. Excluding Platinum Mile, the energy intensity increased to 0.42GJ/tonne milled. Total energy consumption for 2022 was 11.6 petajoules (2021: 11.1), primarily in the form of electricity from Eskom (89%). Notably, electricity contributes 96% of SA PGMs scope 1 and 2 emissions, with diesel and coal contributing the vast majority of the balance. MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 191

US region Energy demand at our US PGM operations decreased year-on-year by 4% to 2.0 petajoules, following a 21% decrease in tonnes milled. This largely resulted from operational disruptions owing to the flood event. Year-on-year energy intensity increased by 17% to 1.58GJ/ tonne milled (2021: 1.35GJ/tonne milled). Energy consumption was primarily in the form of grid-supplied electricity (77%). EU region In 2022, Sandouville consumed 0.48PJ of energy, primarily in the form of steam(66%) and electricity 31%. The operation achieved ISO 50001: Energy management systems certification early 2023. TOTAL ENERGY CONSUMPTION BY OPERATION (PJ) 10.43 11.62 2.00 0.48 SA gold SA PGM US PGM EU region TOTAL ENERGY CONSUMPTION BY SOURCE (PJ) 18.7, 76.2% 2.15, 8.8% 1.24, 5.1% 1.3, 5.3% 0.02, 0.1% 1.13, 4.6% Grid-supplied electricity (Non-renewable) 18.70 Grid-supplied electricity (Renewable) 2.15 Grid-supplied electricity (Nuclear) 1.24 Diesel 1.30 Biodiesel 0.02 Other 1.13 13.9% of Group energy consumption is supplied by renewable and nuclear sources. Strategic energy sourcing Sourcing energy from low-emissions sources is our most important lever for reducing our footprint, particularly for the SA operations given that Eskom is responsible for 89% of Group scope 1 and 2 emissions. Importantly, the Group has been given SIP status for its SA gold solar PV project and three wind projects. (SIP stands for Strategic Integrated Project, and is part of Government’s National Infrastructure Plan). This will help accelerate the regulatory process and solve bottlenecks. SA region The SA gold solar PV project (50 MW) has been held up by land claims over the permitted site. A land claim is when an individual or family, as per the Restitution of Land Rights Act (1994), claims ownership of a piece of land, arguing that it belonged to their ancestors. Through a legal process and an investigation, we've overcome the issue, and are now progressing our projects. It did, however, create a significant delay. We are not, however, alone in the delays on our renewable energy projects and our peers encounter the same challenges. The three wind projects (collectively 328MW), secured through the appointment of local project developers on 15-year PPAs, remain largely on track. However, the Eskom grid access process and additional environmental permits have pushed financial close into H1 2023. The project remains on track for commercial operation in late 2024/early 2025. The three SA PGM solar PV projects (collectively 175MW) are on track for completion by H1 2025. Once the renewable projects are all operational (by 2025), they will reduce our scope 2 emissions by 25% and surpass our commitment for 20% renewable energy production by 2030. (By ‘renewable energy’ we mean energy that is created by renewable sources that won’t run out, including sun, wind, bioenergy and hydroelectric.) US region renewable energy The US PGM operations are exploring additional self-generation of renewable power to add to the existing solar array at the metallurgical complex; and are also exploring supply opportunities within the rural electric cooperative framework. EU region Keliber (Finland) and Sandouville (France) reside in countries with some of the lowest grid emission factors in the world, at 0.060 tCO2e/MWh and 0.075 tCO2e/MWh respectively. This is highly favourable and as a result will contribute very little to overall Group emissions. An assessment of renewable energy and technology opportunities will however be conducted in 2023 to mitigate the other sources of emissions. A stock image of solar panels MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 192

Scope 3 and carbon offsets Our scope 3 emissions contribute 14.5% to our total emissions and primarily stem from the transmission and distribution of our grid- supplied electricity, third-party processing, and our investments. Our renewable projects will decrease emissions associated with transmission and distribution. In 2022, we engaged extensively with our value chain partners, including suppliers, third-party processors, customers, and investment companies, on their emission targets, decarbonisation plans, and mutual opportunities for collaboration. In 2022, we completed our carbon offset strategy. The strategy identified how offsets would help achieve carbon neutrality by 2040, including agri-industrial and forestry programmes, as well as carbon market opportunities. Offsets will be used as a last resort to neutralise remnant, hard-to-abate emissions and achieve full carbon neutrality. We envision these offsets would be less than 2% of current scope 1 and 2 emissions. However, we intend to reduce our absolute emissions in line with the requirements of the Paris Agreement and the latest climate science. Electricity consumption (TWh) 2022 2021 2020 SA region 5.73 6.22 5.81 Gold 2.85 3.47 3.39 Beatrix 0.42 0.53 0.5 Cooke 0.34 0.36 0.37 Driefontein 0.97 1.18 1.16 Kloof 1.10 1.39 1.36 Burnstone 0.02 0 0 SA PGMs 2.88 2.75 22.42 Kroondal 0.35 0.37 0.26 Rustenburg 1.08 1.04 0.98 Marikana2 1.38 1.28 1.18 Messina 0.07 0 0 EU region 0.04 Sandouville 0.04 Keliber NA US region 0.37 0.37 0.37 Stillwater1 0.28 0.28 0.28 East Boulder 0.08 0.09 0.09 Group 6.13 6.59 6.19 1 Includes the Columbus Metallurgical Complex. With the build-up in production at Stillwater East mine, the increase year-on-year (only stabilising after 2024) is expected 2 In 2020 Marikana operations included, with the operational electricity usage of the PMR and Limpopo Energy intensity (GJ/tonne milled)2 2022 2021 2020 SA region 0.45 0.52 0.56 Gold 1.05 0.83 0.93 Beatrix 1.47 0.8 1.03 Cooke 0.24 0.22 0.23 Driefontein 2.36 1.53 2.32 Kloof 1.73 1.29 1.31 SA PGMs 0.30 0.37 0.37 Kroondal 0.25 0.23 0.2 Rustenburg 0.35 0.33 0.36 Marikana 0.53 0.49 0.49 Platinum Mile4 2,3 0.03 EU region NA Sandouville NA Keliber NA US region3 1.58 1.35 1.4 Stillwater1 1.67 1.51 1.41 East Boulder 0.78 0.61 0.72 Group 0.48 0.56 0.6 1 Includes the Columbus Metallurgical Complex 2 The energy intensity factor takes into consideration purchased electricity and direct fuels used, which includes petrol, diesel, aviation fuel, liquid petroleum gas, acetylene, coal, paraffin, propane, natural gas, heavy fuel oil and methane 3 The ore at the US PGM operations is of a higher grade, contributing to a higher energy intensity rate 4 Platinum Mile was included in the 2022 calculation, following management integration mid-2021 AIR QUALITY In terms of air quality, different jurisdictions have different legislative conditions. Over and above complying to these, we have our own strategic objectives, as stipulated in our Air quality position statement, whose objectives are • Demonstrate thought leadership in air emissions and quality management practices • Drive business sustainability through continuous improvement and effective governance in air quality management • Use technology (and other enabling factors) for emissions reduction and a cleaner environment • Manage and reduce risks through adequate air emission monitoring and measurement strategies • Maintain a licence to operate through proactive stakeholder engagement These strategic objectives are supported by strategic initiatives and detailed action plans. MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 193 2 3

SA operations All SA operations use a standardised procedure for managing air quality and dust. Annual external audits determine compliance to our atmospheric emission licence (AEL). All operations with AELs submit annual reports to South Africa’s National Atmospheric Emission Inventory System. For the 2022 reporting period, the SA gold operations achieved AEL compliance of 96%, an overall improvement in performance compared to 2021 (95%). For 2022, we achieved 100% AEL compliance at our SA PGM operations (including the smelter, assay laboratory, base metal refinery, and precious metals refinery). The SA PGM smelter has a range of installed technologies to assist with emissions management and abatement, including electrostatic precipitators, variable throat scrubbers and sulphur fixation plants. Our SA PGM operations comply with the national Minimum Emissions Standards (MES). For our smelter operations, we are on target to meet our aim of improving SO2 capturing and cleaning efficiency from 80% to 90% by 2027 and to 99% by 2030, while maintaining full compliance with our AEL. The PMR continues with implementation of its Emission reduction plan, by which we aim to surpass the standards of compliance. As part of our environmental authorisation for our SA gold operations, we monitor VOCs (volatile organic compounds) on a six monthly basis at Driefontein and Kloof. Stakeholder engagement Sibanye-Stillwater participates in local air quality management forums. These include, among others, air quality forums in the Highveld priority area and the Waterberg-Bojanala priority area. We also engage with communities to identify and resolve air quality concerns, and during the year we provided and resolved two dust-related concerns. We share air quality data at community engagement forums. Nitrogen oxide and sulphur dioxide emissions (tonnes and intensity per tonne milled/treated) 2022 Emissions (in gram per tonne milled/ treated) 2022 Emissions in tonnes 2021 Emissions (in gram per tonne milled/treated)4 2021 Emissions in tonnes 2020 Emissions (in gram per tonne milled/treated) 2020 Emissions in tonnes Nitrogen oxides (NOx) SA region1 31.6 1,529.0 30.9 1,388 30.5 1,186.0 SA PGM operations1 33.6 1,294.0 40.2 1,198 38.0 970.0 SA gold operations 23.7 235.0 12.5 190.0 16.1 216.0 EU region N/A N/A US PGM operations3 331.0 418.0 344.9 530.0 351.7 524.0 Group 39.1 1,947.0 41.3 1,918.0 41.5 1,710.0 Sulphur dioxides2 (SO2) SA region 53.2 2,576.0 38.8 1,743 59.3 2,310.0 SA PGM operations 66.9 2,576.0 58.5 1,743 90.5 2,310.0 SA gold operations N/A N/A N/A N/A N/A N/A EU region N/A N/A US PGM operations 1.2 1.5 2.5 3.8 2.8 4.0 Group 51.9 2,577.5 37.6 1,746.83 57.2 2,314.1 1 Nitrogen oxide emissions for SA are derived by the multiplication of fuels (diesel, petrol, liquid petroleum gas, coal, helicopter fuel and paraffin) by the corresponding emission factors 2 Sulphur dioxide emissions are from the Marikana PGM smelters and quantified through a combination of stack measurements and mass balance. The US PGM operations also include SO2 emissions from the Columbus Metallurgical Complex 3 The ore at the US PGM operations is of a higher grade, contributing to a higher intensity rate using tonnes milled versus ounces output 4 Our 2020 and 2021 US PGM NOx emissions and intensities have been updated from previous disclosure (IAR 2021) due to correction in calculation We monitor VOCs on a six monthly basis at Driefontein and Kloof as part of an environmental authorisation. MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 194

Year-on-year, there was an increase of 1.5% in absolute NOx emissions at Group level. In terms of NOx, the SA operations showed a year-on-year increase of 10.15% due to increased diesel use, primarily to offset load curtailment through the use of diesel standby generators. The US operations showed a decrease of 21.1% in NOx emissions for 2022. The Group’s overall NOx intensity (grams of NOx emission emitted per tonne milled/treated) decreased year-on-year by 5%. In respect of SO2 emissions, the 47.6% increase in Group SO2 emissions can mainly be attributed to the 47,7% increase in SO2 emissions at our SA PGM compared to 2021, whilst the US operations has had 60.5% less absolute SO2 emissions than in 2021. The Group’s overall SO2 intensity (grams of SO2 emitted per tonne milled/treated) increased year-on-year by 38%. US region During the year under review our US PGM operations emitted a record annual low of 1.5 tonnes of SO2, which is only 1.3% of the metallurgical complex permit limit. In addition, this was a record low of SO2 emitted per tonne fed. This record low was attributed to improved planned maintenance, process improvements, redundant circuits and an overall heightened focus on the SO2 scrubbing system. The scrubber system at the US metallurgical complex continues to be effective in capturing and treating more than 99% of the SO2 produced. EU region Air monitoring at Sandouville refinery is related to nickel content. It is measured through a continuous on-site measurement. Nickel content is also monitored through a global dust measurement for the total industrial area. Dust During 2022, our dust fallout levels were maintained at a compliance level of 97% for our SA gold operations and 96% for our SA PGM operations. Compliance levels are measured by dust buckets, monitored according to ASTM (American Society for Testing and Materials) standards and in compliance with South African legislation, as per the National Dust Control regulations. Exceedances are investigated and reported to authorities. We have a Group-wide dust fallout monitoring system. We also have various control and mitigation measures, including canon- spraying, ridge ploughing on TSFs, application of chemical dust suppressants, use of netting, and planting of indigenous tamarisk trees. At our SA PGM operations, which are located in a dry part in South Africa, we are implementing a five-year dust management plan at our Rustenburg and Kroondal sites. Phase 1 (begun in 2020) included installing of netting barriers on the side slopes of TSFs, applying chemical dust suppressants on the crest sections of the TSFs, and the propagation of tamarisk to act as wind barriers were all part of Phase 1 of this plan. In Phase 2 (begun in 2022) we are propagating a mix of grass species on dusty areas and we are improving dust mitigation measures on unpaved roads. &Atilde; See Health, wellbeing and occupational hygiene, page 145 for more on dust as an occupational health concern. WATER USE MANAGEMENT Our operations are dependent on water for drilling and blasting, milling and processing, cooling of equipment, and for hydraulic tailings re-mining. Our employees and surrounding communities also depend on our water for domestic purposes. Our Southern African operations (particularly PGM) are in water- scarce areas and constitute our main focus in terms of conserving this precious resource. In terms of the US PGM operations and other water positive regions, there is an emphasis on water quality metrics as the key focus. Water management is part of the Group’s environmental planning processes and we are committed to global best practice in water conservation and water demand management (WCWDM). Our main goal is to reduce potable water reliance (from municipal sources) to 40% for our SA PGM operations and 10% for our SA gold operations by 2030, with 2020 as the baseline. (The different percentages reflect the fact that our SA gold operations are located in a relatively water-rich area compared to our SA PGM operations). The 2022 goal for reaching this target was for a 15% reduction (against 2020 base), i.e. a 1,000 megalitres(Ml) reduction in potable water use at the SA gold operations, and a 300Ml reduction at the SA PGM operations. These targets were achieved for 2022, putting us on track to meet our 2030 water-use goals. Water risk management As in other parts of the business, we benchmark our water standards against global third-party evaluators. Our SA PGM operations are situated in water-stressed areas in South Africa’s North West province. Here we rely on municipal utilities for some 63% of our water needs. By contrast, our SA gold operations in the West Rand are overlain by dolomitic aquifers and are largely water-positive. Our operations require that we pump large volumes of ingress water (fissure/ extraneous water) from deep workings. This is an energy-intensive and expensive process, particularly for mines with small profit margins. Ingress water at our SA gold operations is more than double the water requirements for these operations. A large portion of excess water is treated and discharged, which is generally positive for the environment and for surrounding communities. In 2022 we put 23Ml per day back into the Integrated Vaal River System, which serves communities in the West Rand of Johannesburg. From 2020 to 2022, the accumulated reduction of purchased potable water at our SA operations amounts to 4,061.44Ml; and it constitutes a 37% reduction from the 2020 baseline. MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 195

US PGM operations Our US PGM operations are largely water independent and water positive. The greatest risk to water quality in the US is nitrogen in our mine water (from explosive residue), which we treat with a natural biological process. Regulatory water quality standards for nitrogen are being revised in Montana. In anticipation of more stringent standards in our water discharge permits, our US operations have planned for a series of capital improvements to the water treatment plants. For 2022, we had planned for a biological nitrification circuit that reduces nitrogen in the form of ammonia. Supply-chain delays beyond the control of the Group meant that this will only be accomplished in 2023. While the environmental implications of this delay are minor, it does effect the 2022 ESG-related LTI target of 10% improvement in ammonia reduction for the US PGM operations, which was not met. Our strategic mitigation Our strategic aims are aligned to UN SDG 6 (Clean water and sanitation) and particularly 6.2 (End open defecation and provide access to sanitation and hygiene), and 6.3 (Improve water quality, wastewater treatment and safe reuse). Our strategy is to continue to demonstrate thought leadership in WCWDM practices, while promoting business sustainability through ensuring water security and, where applicable, water independence. By doing so, we are playing our part in promoting SDG 6, providing cleaner water for downstream users and promoting water stewardship (including water system quality, ecosystem functionality, and flow management). Stakeholder engagement We participate in various external stakeholder forums that include a variety of group: industry, government, research institutions, and community organisations. These forums include, but are not limited to • Water catchment management forums hosted by the Department of Water and Sanitation • Water forums hosted by the Rand Water Board • Water working groups hosted by the ICMM, with links to the ICMM biodiversity working group • SA Mineral’s Council engagement opportunities Integrated catchment management discussions have commenced for the West Rand and Rustenburg areas, where future projects are being determined. We have also participated in establishing several inter-company partnerships to collaborate on improving catchment management. At our US PGM operations, the GNA includes an adaptive management plan (AMP). The AMP is an independent water monitoring plan and triggers appropriate responses to water quality. Monthly AMP monitoring reports are generated by GNA technical consultants, keeping GNA stakeholders informed about water quality issues. 2 See Social and labour plans: summary of projects in South Africa; The Good Neighbor Agreement, &cedil; www.sibanyestillwater.com/news-investors/reports/annual SA region In 2022, for our SA operations, we sourced 17.4 Ml/day from municipal and water boards (mainly Rand Water Board and Sedibeng Water Board). This includes grey water recycled from Rustenburg Waste Water Treatment Works, which comprises 5% of total usage at our SA operations. In 2022, the SA operations spent R96 million (2021: R281 million) buying potable water. SA gold operations Our SA gold operations used a total of 15,752.36Ml, 61% for industrial purposes and 39% for domestic purposes. We have various projects to leverage our excess ground water and reduce dependence on external suppliers. We have a 4ML/day water treatment facility (based on a build-own-operate transfer model) at our Kloof operations. The plant was ramped up in 2022 and can now meet 36% of Kloof’s potable water demand, reducing our reliance on external suppliers significantly. A second phase to the project will see Kloof become 85-95% independent. Our SA gold operations can produce over 35Ml/day of potable water, resulting in cost savings of some R14.2 million per month. We reduced our reliance on purchased potable water at our SA gold operations reduced by -937Ml year-on-year (2022: 5,351Ml; 2021: 6,288Ml); this is a 15% reduction, which well surpasses our target for a 7.5% reduction. SA PGM operations In 2022, industrial usage at our SA PGM operations accounted for the majority of the potable water use with the remainder utilised for domestic purposes. These litres are precious to Rustenburg, given that the Rand Water Board struggles to meet the demands of a growing city. We have a number of initiatives to manage the impact of water restrictions imposed by them • Investigate alternative groundwater sources • Optimise water recovery from TSFs • Integrate Marikana with the Kroondal-Rustenburg footprint, thus balancing water requirements across the footprint. Integrating Marikana allows us to transfer water from water-richer areas during the wet season to storage and to drier parts, noting that the Pandora pipeline supplies 6Ml/day to our Karee operations • Continued desilting of water containment facilities Our reliance on purchased potable water at our SA PGM operations reduced by 321Ml (3%), against a targeted reduction of 3% compared to 2020 (2022: 12,051Ml; 2021: 12,027Ml; 2020: 12,372). Effective governance and continuous improvement: reducing water loss We continue to use smart monitoring across our South African operations, ensuring accurate water accounting. Since implementing this technology in 2016 we have expanded it to over 400 monitoring sites; this has helped to reduce our reliance on the Integrated Vaal River System by 35% compared to 2016. MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 196

Potable water purchased (Ml) 2022 2021 2020 Gold operations Beatrix 2,090 2,181 2,179 Cooke 310 397 1,008 Driefontein 525 241 343 Kloof 2,426 3,469 4,037 Gold – total 5,351 6,288 7,567 PGM operations Kroondal 1,165 1,134 1,503 Rustenburg 3,632 3,496 3,591 Marikana 7,254 7,397 7,278 PGM – total 12,051 12,027 12,372 SA region 17,402 18,315 19,939 EU region 9,100 US region 69 73.35 140 Group total 26,502 18,388 20,079 Responsible water stewardship It is standard practice for all our operations to recycle water • Underground operations: once suspended solids have been removed, recycled water feeds underground operations • Water re-cycled from tailings facilities: all our tailings facilities are designed so that water decants and seeps into containment facilities, from where it is recycled for use in processing plants • Treated sewage effluent: 90% of water at our SA PGM operations is recycled • Recycled water from the western basin: we reuse impacted water at our Cooke surface operations Percentage water recycled 2022 2022 2021 Group 64% 65 % SA gold 70% 70 % SA PGM 58% 57 % EU region 0 n/a US region 69% 61 % Water treatment plant located at the SA gold operations' Cooke 1 shaft area MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 197

Group water performance summary Total water withdrawn1 (Ml) 138,996 3,001 9,100 126,895 23,691 103,204 124,628 3,383 121,245 24,185 97,060 125,220 3,458 23,297 98,465 Water discharged2 (Ml) 84,102 2,901 36 81,165 229 80,936 76,490 2,696 73,795 297 73,498 4 76,302 3,517 246 72,539 Water used3 (Ml) 39,441 227 — 39,214 23,462 15,752 47,649 198 47,451 23,888 23,563 49,346 369 23,051 25,926 Total water purchased4 (Ml) 29,361 69 9,100 20,192 14,842 5,350 20,944 73 20,871 14,583 6,288 22,640 140 14,934 7,566 Water purchased from water services authorities % 74 30 — 51 63 34 44 37 44 61 27 46 38 65 29 Tonne treated5 (Mt) 38.82 1.25 — 37.57 28.22 9.35 46.49 1.57 44.92 29.77 15.15 41.86 1.75 25.51 14.6 Intensity (kl/tonne treated 1.02 0.18 N/A 1.04 0.83 1.68 1.02 0.13 1.06 0.80 1.56 1.18 0.216 0.90 1.78 2022 2021 2020 Group US region EU region SA region Group US operati ons SA SA operations Group US operati ons SA operations Total PGMs Total Total PGMs Gold Total PGMs Total PGMs Gold Total PGMs PGMs6 Gold 1 Total water withdrawn: water abstracted from ground- and surface-water sources and total purchased 2 Water discharged into environment at licensed discharge points (2 see incident management on page 198). Water Discharged for 2020 for SA gold operations was restated due to measurement correction and to include DRD DP2 consumption as a discharge. DRD consumption contributed a significant portion of water used, but is not included in tonne treated, causing a skewed water use intensity. This adjustment results in changes in “Water discharged”, “Water used”,” Purchases from water services authorities %” and “Intensity (kl/tonne treated)” 3 Water used: for SA operations total withdrawn minus water discharged; for US operations water added to concentrator plus potable water purchased 4 Total water purchased: potable water purchased and wastewater purchased at the Rustenburg operation 5 Tonne treated: dry tonnes processed in Sibanye-Stillwater metallurgical plants and concentrators Water use in the context of quality 2022 (by Ml) Group US operations SA PGM operations SA gold operations Source/ destination Water with- drawal Water discharge Water used Water with- drawal Water discharge Water used Water with- drawal Water discharge Water used Water with- drawal Water discharge Water used Ground water Fresh water 81,948 2,901 23,666 2,933 2,901 178 1,861 — 77,154 23,488 Other water2 20,923 14,562 7,020 7,020 13,903 7,542 Total 102,871 2,901 38,228 2,933 2,901 178 8,881 — 7,020 91,057 — 31,030 Purchased water Fresh water 19,993 — 19,973 69 49 414,574 14,574 5,350 5,350 Other water — Total 19,993 19,973 69 — 49 14,574 — 14,574 5,350 — 5,350 Surface water Fresh water 236 74,804 7 236 229 7 74,576 Other water 6,361 6,361 Total 236 81,166 7 — — — 236 229 7 — 80,937 — Total 123,100 84,067 58,208 3,002 2,901 227 23,691 229 21,601 96,407 80,937 36,380 Tonnes treated (Mt)3 38.82 1.25 28.22 9.35 Total fresh water used 43,646 227 14,581 28,838 Fresh water used per (kl)/ton processed 1.12 0.18 0.52 3.08 1 Fresh water is water with a general total dissolved solids content of 1,000mg/l or less 2 Other water is water with a general total dissolved solids content of more than 1,000mg/l 3 Tonne treated: dry tonnes processed in Sibanye-Stillwater metallurgical plants and concentrators 4 Includes waste water purchased at the Rustenburg operation MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 198 4

The table below represents the proportionate volumes of water we withdraw, use and discharge according to water stress categories. 2022 Water stress (Ml) Ground water High — 0 9,641 9,641 90,498 0 Medium to high — 0 0 2,933 2,901 178 0 0 0 Low 0 0 6,817 6,817 Total 0 0 0 2,933 2,901 178 0 0 0 9,641 0 9,641 97,315 0 6,817 Purchased water High 17,834 0 114,574 14,345 3,260 3,260 Medium to high 69 0 69 49 0 0 Low 2,090 0 9,100 2,090 0 Total 19,993 0 0 69 0 49 9,100 0 0 1 14,574 0 14,345 5,350 0 3,260 Surface water High 236 0 0 236 229 236 49,906 Low to medium 0 0 0 29,167 Low 0 0 0 710 Total 236 0 0 0 0 0 0 0 0 236 229 236 0 79,783 0 Total 20,229 0 0 3,002 2,901 227 9,100 0 0 24,451 229 24,222 102,665 79,783 10,077 Group US region EU region SA PGM operations SA gold operations Source/ destination Water stress area Water with- drawal Water discharge Water used Water with- drawal Water discharge Water used Water with- drawal Water discharge Water used Water with- drawal Water discharge Water used Water with- drawal Water discharge Water used 1 Includes waste water purchased at the Rustenburg operation Water treatment Water is a critical input in our mining operations. We use water for primary mining activities, mineral processing, cooling, ore, waste conveyance, and human consumption. South Africa’s potable water challenges require innovative water management strategies from big industrial users. Water supply instability, the ever-increasing costs of water, and the impacts of climate change could put the sustainability of a mining operation at risk. Thus, we must optimise our internal water consumption and water use efficiency. These external pressures require innovative water management; technology strategies for recycling and potable water production plants will contribute to building operations that are water-smart, water-efficient, and water conscious, ultimately leading to a climate-change resilient business. Water treatment plants Our SA operations’ water treatment plants consist of 23 waste-water treatment works, two environmental compliance treatment facilities, and four potable water production facilities. The wastewater treatment plants have a total production capacity of 50.7Ml/day, of which we use 53% capacity. The discharge compliance plants treat 55Ml/day and the potable water plants produce 35.7Ml/day. Our efforts to reduce our impact on the Integrated Vaal River System will make more potable water available for the greater community where we operate. In 2022, we increased our production capacity of potable water by 24% for our SA gold operations. Besides the aforementioned upgrade of the Kloof water treatment plant facility, we have various waste water treatment systems to boost production • New nanofiltration plant at the Driefontein; plus a zero-liquid discharge closed circuit ion-exchange system • Kloof and Burnstone have reverse osmosis systems • Ezulwini has a zero-liquid discharge fluidised bed cold-lime softening plant These plants achieved 100% SANS 241: 2015 drinking water compliance in 2022; saving the Group R143 million for the year. Social benefits of water production In total, our SA operations produce 35.7Ml/day. This means that our actions contribute by freeing up an extra 35.7 million litres of potable water per day into the municipal water network for domestic use by members of the community. At an average daily potable water demand of 200ℓ/person, and an average household size of 5 people, our water production projects equate to the potable water demand of 178,500 people or 35,700 households. This speaks to the heart of UN SDG 6. Water treatment research and development work In 2022 various research and development (R&D) projects contributed to improving water quality, reducing operational water- related costs, and developing sustainable water solutions for post- mining. A total of R3.01 million was spent on the R&D initiatives. Nitrogen (in the form of nitrate, nitrites and ammonia) is a main contributor to eutrophication (the over-enrichment of nutrients) in South Africa’s river systems. Nitrogen components not only pose an environmental risk but also a safety risk to underground miners, should these nitrogen components become volatile. To mitigate this risk, we commissioned a nitrate/ammonia scavenging pilot facility at our Marikana Karee 3 shaft. The plant uses a unique ion exchange flow-sheet to strip nitrates and ammonia from the mine water-body. Our analysis shows that this technology removes 98% of nitrogen nutrients. In 2023 we will embark on a project that will produce a simple fertilizer from the sodium nitrate waste product, again contributing to our circular economy goals. MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 199

Sulphates are one of the main components that exceed our water discharge limits. Standard industry technologies to remove sulphates require membranes, or large-scale waste-generating systems, which are expensive and create additional downstream waste management challenges. In 2022, we researched a closed circuit continuous ion filtration product, which generates saleable gypsum as a by-product. Small-scale tests based on our Cooke water body showed that, using this technique, we should be able to remove sulphates from our mine water at a cost of less than R1.20/m3, which is less than 10% of the common industry cost. The technology will be scaled in 2023 and operated for two months, which will give our research team sufficient data to complete the final designs. In 2022, additional research and development work was started to recover rare earth elements from the solid waste generated from these projects. This work will be concluded in 2023 and should further contribute to the sustainability of this water treatment programme for mine closure. One of the most promising projects relating to closure that we are exploring uses patented ion-exchange water treatment technology, which treats the contaminated mine water, resulting in potable water. It then separates out heavy metal solid concentrate, and ammonium sulphate and potassium nitrate (which are saleable). The ammonium sulphate and potassium nitrate are valuable by-products which could ensure that the capital investment for the system is repaid in five years. In 2023, the pilot project will test water from all our water-positive mines to create a fully scalable post-closure solution. Compliance Our water quality non-conformance procedure applies to all discharges but is mainly relevant to our SA gold operations, given that the SA PGM operations are zero effluent/discharge operations, but for Marikana, which discharges sound quality water against the water use licence limits. Our non-conformance procedure mandates monthly examination of downstream water quality to various limits, keeping official water use licence limits as the minimum standard. Water qualities and other water-related matters are presented at Catchment management forums in which local communities are represented. As presented to our regulators, many of our licence limits are erroneous, unclear, unachievable, and unscientific. As a result we have undertaken setting science-and risk-based limits for the protection of downstream water users (by ‘users’ we include the environment, i.e. flora and fauna). Based on these amendments we achieved 96% average compliance to the limits in 2022 for all operations, excluding Rand Uranium and Ezulwini, and 93% compliance including Rand Uranium and Ezulwini. Our ideal target is to achieve 95% compliance for all, excluding Rand Uranium and Ezulwini whose discharge in any case we aim to cease in the near future. The SA gold operations are associated with sulphide rich rock material which poses a risk of acid mine drainage at all sites. These risks are actively monitored and mitigated, however due to the historic nature of the mining sites areas of latent risks have been identified and are quantified in a risk-based manner to determine the risk to current and future land and water users. All gold sites have action plans in place including interception systems, amelioration of sediments and soils as well as removal of sources and treatment as needed. For our US PGM operations, water quality compliance is measured against the Montana Pollutant Discharge Elimination System (MPDES), whose standards our operations routinely surpass. Water monitoring MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 200

A compliance summary of each discharge compared to legal limits in 2022 is provided below: Operation Compliance (%) to WUL (water use licence) limits Comment12022 2021 BEATRIX Treated effluent 70 75 Actions: The detailed action plans executed resulted in a net improvement in sewage- related parameters, including a 16% reduction in the average free chlorine concentration, 42% reduction in E. coli counts, 69% reduction in average nitrates, and 32% reduction in average phosphate concentration. The decline in compliance (from 75% in 2021 to 70% in 2022) is largely attributed to the presence of salts. This will be addressed via the WUL limit amendment, and by long-term closure intervention measures to reduce seepage across the Beatrix footprint. Exceedances: As noted above, the bulk of exceedances relate to salts, most of which have inappropriate and unachievable WUL limits. Impacts: As mentioned in our Biodiversity management fact sheet, a notable increase in salts throughout the Theronspruit has likely contributed to ecological stress, while the Boschluispruit and Doring River catchments have shown a maintained to improved state. 2 See Biodiversity management fact sheet, &cedil; www.sibanyestillwater.com/news-investors/reports/annual BURNSTONE Groundwater 94 91 Actions: Ongoing focus on pollution prevention and improvement of water management measures in anticipation of mining and processing recommencing. Exceedances: Fluoride, aluminium and iron were not noted as parameters of concern in the discharge; likely due to improved basal cover in the catchment following sustained rainfall. Impacts: Fluoride remains below toxicity values and presents no risk (environmental or human); therefore requiring an amendment of the WUL limits. DRIEFONTEIN Underground water 95 99 Actions: Continued execution of the controls in place, including weekly monitoring of critical points and evaluation as per monthly Water quality non-conformance procedure. Exceedances: No notable repeat exceedances. Impacts: Improvement of the water quality in the Wonderfonteinspruit, which is impacted by untreated sewage discharges. DRIEFONTEIN Treated effluent 90 85 Actions: The detailed action plans implemented in 2022 to 2023 have yielded favourable results. Investigation into the appointment of external contractors and the ongoing pursuance of the amended licence limits will be continued in 2023. Exceedances: Nitrates and phosphates, notwithstanding a 21% improvement on the average nitrate quality achieved in 2022 as compared to 2021. E.coli counts showed a net deterioration from 2021 (this due to strike action which resulted in less waste) with a reduction in operational control, but free chlorine concentrations were well maintained. Impacts: Some eutrophication may occur in the Kraalkopspruit, where only treated sewage water is discharged. However, as demonstrated in the Biodiversity fact sheet, the Kraalkopspruit (into which the discharge occurs) shows near pristine conditions, except under flood conditions, in terms of biomonitoring data. We expect a positive impact for Wonderfonteinspruit, as above. MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 201

Operation Compliance (%) to WUL limits Comment12022 2021 EZULWINI Underground water 60 58 Actions: Continue to seek approval for rewatering, which would allow for the cessation of discharge and the rehabilitation of the water resources. Additional treatment intervention measures were implemented and resulted in marginal improvement. Ongoing investigations into improving management of treatment. Exceedances: Salt exceedances are a function of erroneous licence limits; iron and manganese exceedances require attention. Impacts: Iron and manganese accumulate in the licensed Peter Wright dam; this dam acts as a passive treatment system, capturing impacted mine water and run-off. The dam outlet is compliant to all limits; impact on the Klein Wes Rietspruit, and on downstream water users is limited. KLOOF Combined underground and treated effluent 92 91 Actions: Actions executed in 2021 and 2022 resulted in a continued improvement in quality year-on-year. New impacts on quality relate to the fact that underground activities have started up following the end of strike action; these are being addressed by way of an improved procedure. Exceedances: Nickel, iron and manganese exceedances were addressed via the action plans mentioned above. Nutrient exceedances are a function of unrealistic licence limits, a position that is supported by technical studies and specialist evaluation. We initiated an additional licence application to fast-track the issue. Impacts: It is evident that impacts on the downstream environment and on water users are limited. Nevertheless, sediment studies have been completed and areas to be targeted for rehabilitation coincide with deteriorated sites noted in the biomonitoring assessments. Approval continues to be sought via an IWULA (integrated water-use licence application) process. KLOOF Treated effluent 84 85 Actions: Beyond licence limit amendments, which continue to be sought, additional interventions were required at the Kloof waste water treatment works; interventions commenced late in 2022 and will continue into 2023. Exceedances: Largely related to nutrients, a function of erroneous licence limits as well as issues with plant sludge carry-over at 4 Shaft, a result of poor plant design. Impacts: As explained in our Biodiversity fact sheet, the downstream environment shows near pristine conditions in terms of biomonitoring and no major impacts are expected for downstream users. MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 202

Operation Compliance (%) to WUL limits Comment12022 2021 COOKE Underground water 50 53 Actions: Detailed and extensive action plans ongoing, but treatment challenging and exacerbated by erroneous and unachievable licence limits (amendment has been applied for). High incidence of illegal activities impacting discharge and ability to manage quality. Exceedances: Sulphate and several metal exceedances. Ongoing improvements in treatment process; alternative methods being sought to reduce illegal activities, which negatively impact the flows, and negatively impact our ability to manage the treatment and discharge systems. Impacts: Currently the Cooke 1 discharge dilutes acutely toxic manganese and ammonia from upstream water users. The Cooke 2 discharged into an endorheic system that is planned to be fully restored upon the cessation of discharge. MARIKANA Treated effluent 97 93 Actions: Following interventions executed in 2021, excellent compliance was shown in 2022. Future focus areas include improving nutrient removal and reducing standing time following loadshedding at certain plants. Exceedances: Mainly related to nutrients. Impacts: Due to the nature of the catchment (i.e. limited natural flows) within which the discharges occur, the systems are sensitive to eutrophication. While compliance was generally good, investigations into improvements are ongoing. Further, as supported by the WCWDM (water conservation and water demand management) plans, the effluent should ideally be used in the mining processes. KELIBER Treated open pit water 100 N/A Our environmental permit (which has a specified limit for solids) is tracked for the open pit water at the planned Syv&auml;j&auml;rvi mine; no exceedances for 2022 reporting period exists. SANDOUVILLE Treated effluent 93 88 Action: A wastewater treatment process is treating all effluent from the refinery, as well as site rainfall before discharging it to the channel. Exceedances: Some parameters are over the limits as set in the licence to operate. These include nickel and suspended solids which is mostly seasonal related. Impact: A project has been initiated to maintain compliance, achieve high water quality levels and minimise water consumption. STILLWATER MINE Treated underground water 100 100 Actions: A nitrification (ammonia reduction) circuit was planned for 2022 but was delayed due to supply chain issues. 2023 water management activities will include a focus on long-term planning for water treatment capacity and installation of additional in-situ treatment wells for groundwater. Exceedances: None Impacts: Point source and non-point source discharges from mine operations result in a detectable increase (within regulatory standards) of nitrogen in Stillwater River. However, there is no measurable impact to aquatic life or to downstream users. EAST BOULDER MINE Treated underground water 100 100 Actions: During 2022, a moving bed bioreactor (MBBR) was added to the treatment circuit in order to increase long-term treatment capacity. An additional MBBR is planned for construction in 2023. Exceedances: None Impacts: Point source and non-point source discharges from mine operations result in a detectable increase (within regulatory standards) of nitrogen in East Boulder River. However, there is no measurable impact to aquatic life or to other downstream users. 1 Compliance classes are defined as follows: Excellent &gt;95%; Very good &gt;90% but &lt;95%; Moderate &gt;80% but less &lt;90% and poor &lt;80%. These classes define descriptive categories regarding water quality, informing management and aligning to national standards MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 203

During 2022, Sibanye-Stillwater discharged 84,102.42Ml into various catchments at our operations, as per our licence conditions, for which (in the SA context) we provided frequent reporting to the DWS (Department of Water and Sanitation). We participate in, and facilitate, catchment management forums at our SA operations. Our US operations engage with their catchments through the GNA, the Boulder River Watershed Association, and the Stillwater Valley Watershed Council. We participate in numerous other regional and national efforts to improve our water stewardship. Types of engagements and contributions include: expert knowledge for national policies, best practice and guidelines on water monitoring, restoration and mine closure, reaching out to South Africa’s Minister of the DWS, playing our part in resolving pollution in the Integrated Vaal River System, involvement in the Freshwater Ecosystem Network. US PGM operations In 2022, our US PGM operations discharged 2,901ML of treated water to groundwater resources near the operations. Excess mine water is treated to drinking water standards prior to discharge. Our primary water quality concern is nitrogen, a residual component of explosives that enters groundwater inside mine workings. The US PGM operations employ advanced biological nutrient reduction technology to reduce soluble nitrogen compounds to nitrogen gas. Continuous improvement is an objective that is well demonstrated by our water treatment plants. During 2022, we designed a nitrification circuit to be constructed at the Stillwater Mine water treatment plant to further improve treatment efficiency. Supply chain delays have forced us to push this project out to 2023. We are developing a long-term strategy for increased water flows as the underground mines expand. This will result in, a multi-year project, at both mines, to increase capacity for biological treatment by replacing older fixed bed bioreactors with moving bed bioreactors (MBBR). The latter afford ten times the treatment capacity of the former. One MBBR was installed at the East Boulder mine in 2022 and another is planned for 2023. The US PGM operations have an adaptive management plan (AMP) as part of their GNA. The plan sets more stringent requirements than the regulatory ones and triggers responses based on these strict water quality parameters. The AMP is reviewed annually and adjusted to anticipate changing conditions and changing regulation. In order to protect groundwater quality at our US operations, all TSFs are lined to prevent impact on groundwater. In addition, liner and leachate collection systems were installed beneath the waste rock facilities at each operation. During 2022, phase 4 of the high-density polyethylene (HDPE) lining system was installed at the Stillwater mine east side waste rock facility. CDP disclosure For the 2022 CDP water security disclosures (our second round of participation), the Group received a B rating. in terms of the CDP’s scoring system. This falls within the “Management” band of CDP scoring, meaning that the Group is “taking coordinated action on water issues”. Our B rating, albeit it slightly lower than in 2021 (A- minus), is higher than the Africa regional average of B- (B minus), and higher than the metallic mineral mining sector average of also B-minus. Our 2022 score is furthermore on par with that of the global average of B. Within the scoring system itself, we achieved A/A- scores for the following categories: business impacts, business strategy, governance, integrated approaches to environmental challenges, water policies and water-related opportunities, respectively and B/B- scores for water-related targets and goals, water accounting, water risk assessment and water-related risk exposures & responses, respectively. “Value chain engagement” for which we have received a C score, was identified as an area for improvement. We will continue to participate in the CDP water security category going forward. Our CDP is available at &cedil; www.sibanyestillwater.com/sustainability/environment/ INCIDENT MANAGEMENT All environmental incidents are classified and evaluated monthly according to our incident and non-conformance management procedure; and reported externally to regulators when required. While we consider all environmental incidents as serious, we disclose all level 3 (short-term impact), level 4 (medium-term impact), and level 5 (long-term impact) environmental incidents to the relevant authority/regulator. Our target remains the achievement of zero environmental incidents. In 2022 we had one level 4 incident at the SA gold operations and one level 3 environmental incident in the US operations. The level 4 incident at our Beatrix operations in the Free State occurred on 19 January 2022, where the Rietpan evaporation dam overflowed onto adjacent farmland. This incident followed the 30 December 2021 incident, where Wolwepan #2 evaporation dam also overflowed onto adjacent farmland. The spilt water from the Wolwepan incident, run-off from severe rainfall recorded in December 2021, and the uncontrolled flow of water from the municipal-managed Toronto pan in Welkom into our evaporation pan system flowed into Rietpan and filled it to capacity, which then also started overflowing onto adjacent farmland and pans. Independent specialist studies computed a spilled volume of 16,500Ml and the spillage from Rietpan inundated an area of 5.5km2. Water and soil sampling were done and the initial results indicate that the surface water downstream of Rietpan had increased salinity. In terms of salt load enrichment, the spill contributed to elevated salt concentration in the inundated areas. Several of the borehole samples show elevated nitrate which could be from natural or anthropogenic sources. None of the samples exceeded the livestock watering limits and therefore do not pose a health risk to animals. In general, the risk of contamination from the spill (in terms of impacting overall groundwater supply to local farms) is very low. Some salt enrichment of soils was observed, but none of the soil samples showed excessive metal accumulation when compared to national screening values. Rietpan stopped overflowing in July 2022, and the inundated areas reduced, but the impact has not completely stopped, as significant areas below Rietpan are still inundated with a mixture of rainwater and high-salinity water from Rietpan. The impact on the soils and groundwater will thus continue for a current undetermined period, and further monitoring will be required to determine that impact. The DWS established a task team with all impacted stakeholders. Frequent interactions are taking place, either through formal direct meetings or through a dedicated social media group of the task team. 2 See Environmental incidents supplementary information &cedil; www.sibanyestillwater.com/news-investors/reports/annual MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 204

RESOURCE UTILISATION Materials consumption Timber (t) 30,358 1,334 — 21,024 8,000 85,018 324 21,443 63,251 71,338 256 19,680 51,402 Cyanide (t)1 1,409 N/A — N/A 1,409 2,979 N/A N/A 2,979 2,244 N/A N/A 2,244 Explosives (t) 35,867 3,792 180 30,115 1,781 30,525 4,443 22,321 3,761 24,5363 4,410 17,554 2,572 Hydrochloric acid (t) 1,087 4 — — 1,083 1,714 5 — 1,709 3,726 5 0 3,721 Caustic soda (t) 10,210 2,582 6,223 — 1,405 4,308 3,195 — 1,113 5,261 2,903 0 2,358 Lime (t) 74,749 5,975 — — 68,774 71,438 7,426 — 64,012 69,241 7,137 0 62,104 Cement (t) 39,259 21,527 — 9,959 7,773 45,768 29,245 9,648 6,875 29,468 15,462 7,746 6,260 Diesel (kl)2 34,985 8,310 — 22,335 4,340 34,105 10,264 20,364 3,477 29,539 10,141 16,345 3,053 Lubricating and hydraulic oil (Kl)3 8,014 736 — 6,812 466 8,476 680 6,637 1,159 7,293 656 5,542 1,095 Grease (t) 96 17 — 2 78 127 21 8 98 121 22 13 86 2022 2021 2020 Group US region EU region SA region Group US operations SA operations Group US operations SA operations Total PGMs PGMs Gold Total PGMs PGM Gold Total PGMs1 PGMs Gold 1 Based on the 2021 Carbon inventory 2 Updated from previous disclosures to be the sum of the operational areas 3 SA PGM volume for 2020 updated to include Kroondal and RPM consumption Most of the categories of materials consumed in 2022, as depicted in the table, show a marked net decrease. These include a net decrease for cyanide (53%), timber (64%), lubricating oil (5%), cement (14%), grease (24%), and hydrochloric acid (37)%. Caustic soda and diesel shows an increase of 137% and 2%, respectively. Caustic soda is an input product to our Sandouville refinery, explaining the 2022 increase. WASTE MANAGEMENT We are committed to maximising the segregation, recycling, and reuse of general and hazardous waste streams, and for these waste streams to become part of the waste hierarchy, and ultimately of the circular economy. Our operations have an electronic waste data capturing system, which records type and quantity of waste recovery, reuse, recycling, treatment, and disposal for each operation. This database is supported by waste inventories and is used to inform targets and decision-making. It is our ongoing process to check the integrity of the data, to ensure our systems are sound at the date accurately reflects the reality on the ground. We are committed to reducing non-mineral waste to landfill and promoting the development of circular economies. Our Waste position statement commits us to being a leader in the area, as we reduce environmental impact and promote local economic growth. &cedil; See Waste position statement, www.sibanyestillwater.com/ sustainability/reports-policies/ Non-mineral waste (general and hazardous waste) Our SA operations comply with the Waste Management Act (2008), and its relevant amendments, regulations and guidelines, as well as with the National Waste Management Strategy (2020). There are various norms and standards applicable to waste and waste management in South Africa (as advocated in the strategy), including waste minimisation, circular economy, waste management hierarchy, and compliance, enforcement and awareness. Amongst other things, waste management regulations require that hazardous waste generators and landfill owners register with the national and regional (e.g., Gauteng) waste information systems. Our operations, where required, are registered as per the regulations. The regulations highlight the importance of accurate waste information and waste record-keeping, as is the case for the landfills we operate. At our US PGM operations, the Environmental Protection Agency (EPA) designates the Stillwater mine as a small quantity generator, East Boulder mine as a very small quantity generator, and Columbus Metallurgical Complex as a large-quantity generator. This last designation (large-quantity generator) is to account for lead waste generated from the fire-assay analytical lab process. Both mines generate small quantities of hazardous waste from aerosol can contents and small quantities of other waste chemicals. The US PGM operations have a chemical review procedure for all new products, rejecting chemicals with safety and environmental risk, thus keeping hazardous waste generation low. For our SA operations, 74.8% of general waste is recycled, refurbished or reused. Our ESG indicators included in our LTI performance conditions have a waste component, which will inform waste reduction targets for 2023 to 2025. MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 205

Our various waste minimisation initiatives include • The US PGM metallurgical complex is in the process of evaluating the feasibility of installing a gypsum dryer; during 2022, the design and engineering was completed with plans to advance to construction during Q4 2023 and complete in Q1 2024; once the dryer installation is complete, dried gypsum will be sold as a cement additive. During 2022, 7,248 tonnes of gypsum were delivered for agricultural ameliorant • Our US operations refined their reporting controls on used steel being recycled. This resulted in a positive upward trend on general waste recycled, reused and refurbished; from 403 tonnes in 2021 to 2,891 tonnes in 2022 • A pilot project at our Marikana smelter converts calcium sulphite (CaSOx) waste stream into gypsum via a treatment oxidation process. The gypsum can be used by the fertiliser industry, or as a neutraliser on gold mining tailings dams with high-acidity challenges. The feasibility study for a full-scale plant to convert CaSOx to gypsum is on hold until the completion of the pilot SO2 capturing plant and feasibility study. A waste licence application was submitted to continue with the pilot study to convert the CaSOx to gypsum • Sewage sludge treatment operation at our Marikana operations (SA PGM): a windrow facility at the Wonderkop waste water treatment turns sewage sludge into compost at an average rate of ~900kg/month; in 2022, approximately 86.33 tonnes of compost was produced • For 2022 the SA PGM precious metals refinery (PMR) diverted away from landfill and treated for sewer disposal 28,038 kilolitres of liquid hazardous waste (effluent) • Diverting acidic and alkaline liquid waste streams at our SA PGM PMR averts, on average, 2,264 kilolitres/month of hazardous waste from landfill; in addition, remaining solids are subjected to further tests to determine suitability for disposal to landfill • The general waste recycled, reused and refurbished significantly increased due to our Footprint Reduction Project, resulting in 32,910 tonnes of building rubble being diverted away from landfill at the SA PGM operations and 63,538 tonnes at the SA gold operations Stakeholder engagement Effective and participatory internal and external stakeholder engagement and raising awareness to promote responsible waste management and waste minimisation is a priority. We hosted several internal waste management workshops as well as ‘Know your area’ campaigns with our operational teams with the aim of re-enforcing our strategic intent regarding waste and waste minimisation as well as emphasising the importance of recording accurate and verifiable waste data. Throughout 2022, we participated in various external stakeholder forums, including the Rand West City Local Municipality Environmental forum and Bojanala Platinum District forum. In an effort to identify waste minimisation opportunities, from collaborative partnerships and benchmark on principles and standards, engagements with Merafong local municipality, Rustenburg local municipality and Matjhabeng local municipality took place and will be continued in 2023. In addition, we’ve also participated, through the CSIR, in the Industrial Symbiosis Workshop and had collaborative discussions the National Cleaner Production Centre South Africa (NCPC-SA) on waste minimisation initiatives. Mineral waste (tailings) Sibanye-Stillwater has 37 tailings storage facilities (TSFs) between our SA and US operations. As a member of the ICMM we are in the process of aligning tailings management with the Global Industry Standard on Tailings Management (GISTM). The process involves us producing monthly GISTM conformance self-assessments performed by multi-disciplinary teams. This is managed on a digital platform, which also tracks actions. Consolidated reports are shared with the executive team. Our SA operations have 34 upstream TSFs, of which 30 are classified (according to GISTM) as having either a very high or extreme consequence classification; 19 of which are active. Our US operations have three downstream TSFs, all classified as extreme consequence, two of which are active. All our facilities in South Africa (SA) are built in an upstream direction. While building in the upstream direction remains an option, specific countries have banned upstream construction (for example, Chile, due to earthquakes and Brazil, due to high rainfall). Upstream facilities do pose a higher risk and, thus, require an increased level of management which has been practised for decades in South Africa. Aligned with our focus on GISTM compliance and our drive to enhance surveillance, we have implemented Decipher (a cloud- based tailings management platform owned by K2Fly) across all operations. Decipher includes satellite deformation monitoring and geo-referenced surveillance data; it improves risk identification and mitigation across our footprint and facilitates GISTM compliance. Our tailings journey thus far includes the following milestones • Implementation of the Group tailings management system • Finalisation of internal governance and appointments • Finalisation of external governance and appointments • Achieving GISTM compliance for 18 out of 21 active TSFs (all with very high or extreme consequence classification) • Identification of impacted communities and tailings awareness training to key community members • Socialisation (i.e. communication and engagement) of emergency response plans with relevant authorities Our equity interest in DRDGOLD (50.1% shareholding) gives us an opportunity to extend their successful tailings retreatment, reclamation and environmental clean-up into our SA PGM operations. Approximately 55% of the tailings produced in the US were re-used for backfill in underground mining operations. The US operations continue to look for opportunities to optimise underground backfill and minimise the volume of tailings stored in TSFs. East Boulder mine continued construction of the Stage 6 TSF expansion. This is expected to increase site tailings capacity through to 2029. Design and permitting of two new TSFs, the Lewis Gulch TSF (East Boulder mine) and the Hertzler Stage 4/5 TSF (Stillwater mine), continued in 2022. The regulatory Environmental Impact Statement for the Lewis Gulch TSF was drafted in 2022. MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 206

Main TSF risks Our journey to GISTM compliance is on track for completion in August 2023, as planned. Tailings risks are being managed by rigorous surveillance, following norms of global best practice set by the Independent Tailings Review Boards (ITRB) and by respective engineers of record. This applies to our SA and US operations. The main tailings risk is rainfall in excess of design; with the potential to stop operations; and the potential to affect surrounding communities. All TSFs are managed to accommodate a 1:10,000 year flood event, as prescribed by the GISTM for extreme consequence TSFs. 2 See Tailings management fact sheet, &cedil; www.sibanyestillwater.com/news-investors/reports/annual; also &cedil; See www.sibanyestillwater.com/sustainability/environment/ tailings-management/ EU region Sandouville A solid waste recycling facility is planned for 2023 to decrease our waste output at the refinery. Keliber Apart from some waste rock quarried which has been repurposed for road construction. Keliber has not commenced with mining activities and therefore there have been no deposition to date. TAILINGS STORAGE FACILITIES (TSFs) As an ICMM member company, Sibanye-Stillwater is required to implement the GISTM. Both our US and SA operations are well on track to meet the August 2023 deadline to align their policies and procedures. For more information, see 2 Tailings management fact sheet. East Boulder Mine drainage MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 207

US PGM OPERATIONS: RECYCLING OF PGMs Sibanye-Stillwater is a global leader in recycling of spent autocatalysts, which fed 599koz of 3E in 2022, placing it as one of the world’s largest recyclers of PGMs from spent autocatalysts. Recycling’s green underpin and excellent ESG credentials provide Sibanye-Stillwater with the ability to deliver premium pricing, green funding options, and rerating potential. To produce the same amount of metal, our recycling segment emits 6x less CO2, uses 63x less water and generates 90x less rock waste than the US PGM mining operations. The recycling segment is self-funded and delivers favourable free cash conversion rates. Recycled tonnes and ounces fed to the furnace during 2022 were 18.8 and 598,774, respectively. To enhance the Group’s exposure to a circular economy, the recycling segment continues to investigate growth options across geographies and commodities. Also see the life-cycle assessment the International Platinum Association performed using the cradle-to-gate approach for primary and secondary production. (&cedil; See ipa-news.de/assets/sustainability/ IPA_Guidance/2022-06-21-LCA%20Fact%20Sheet%202022_IPA.pdf) Summary of waste streams 2022 Material (tonnes) Total 2022 US PGM EU region SA PGMs SA gold Total 2021 Total 2020 General waste to landfill 41,025.1 2,468.0 0.0 23,442.9 15,114.2 58,840.5 28,027.1 Hazardous waste to landfill 30,426.5 93.1 0.0 30,042.2 291.2 68,796.0 48,918.2 General and hazardous waste incinerated 25.9 3.1 0.0 17.6 5.2 50.6 10,507.0 General waste recycled, reused and refurbished 122,072.9 2,891.0 0.0 46,436.3 72,745.6 31,878.8 20,372.9 Hazardous waste recycled, reused and treated 42,454.4 1.0 2,241.0 34,794.0 3,177.4 31,073.9 39,124.1 Percentage general waste recycled, reused and refurbished 74.8 66.5 42.1 Percentage hazardous waste recycled, reused and refurbished 58.2 53.6 39.7 Material (Mega tonnes) Tailings storage facility deposition (Mt) 41.3 0.6 0.0 35.1 5.6 47.9 37.8 Tailings deposition into pits (Mt) 3.9 0.0 0.0 0.0 3.9 4.4 0.1 Waste Rock/DMS deposition (Mt) 3.4 1.1 0.0 2.3 0.0 3.7 4.2 Total mineral waste 48.7 1.7 0.0 37.4 9.5 56.1 42.2 Retreated mineral waste from waste-rock 2.9 0.0 0.0 0.0 2.9 5.6 6.1 Retreated mineral waste from tailings dams 16.0 0.0 0.0 16.0 0.0 16.4 21.3 Waste intensity (tonnes milled/total waste) 0.005 0.005 0.004 0.009 Spent autocatalysts are recycled at the US PGMs Columbus metallurgical complex to output PGMs MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 208

BIODIVERSITY On 19 December 2022 the Kunming-Montreal Global Biodiversity Framework was adopted as an outcome of the COP 15 UN Biodiversity Conference. The framework aligns to, and improves upon, the Biodiversity Convention (a multilateral treaty signed in 1993 to which we are aligned). The targets contained in the framework relate to halting and reversing species loss, enhancing the protection and expansion of protected areas to preserve ecosystems, and promoting the equitable and sustainable use of biological and ecological resources and services. We were already committed to these aims and we welcome their adoption as a global standard. Despite the acknowledgement of the urgent actions required to achieve these aims, there is still extensive development underway globally to arrive at industry targets, measurement and assessment criteria. For this reason Sibanye-Stillwater undertook a world-first for mining companies when we conducted a comprehensive assessment of our biodiversity footprint using the Biological Diversity Protocol (BDP) as spearheaded by the Endangered Wildlife Trust (EWT). This assessment makes use of both total footprint and ecosystem health criteria to arrive at hectare equivalents in order to assess and track our biodiversity impacts and opportunities. The first global disclosure was made in early 2022 as based on our 2021 data. This allowed us to set and track numerical targets in terms of our Nature Stewardship aims, namely: net gain in existing projects (brownfields, specifically all SA operations) and no net loss for new projects (greenfields, the US operations). 2 See Biodiversity management fact sheet, &cedil; www.sibanyestillwater.com/news-investors/reports/annual A snapshot of our journey in ensuring continuous responsible biological diversity management is provided below. CATCHMENT WATER BALANCES Riverine ecology We implement biomonitoring across all operations to determine impacts on riverine ecology. Biomonitoring is a legal requirement in South Africa and in Montana and includes monitoring of water quality, habitat (vegetation, stones, mud, and so on) and aquatic life. Findings are submitted to the relevant authorities and published on our website. Wetlands Wetland assessments involve the integration of several indicators to identify and delineate the wetland, evaluate the state of the wetland as compared to expected baseline conditions, and to determine the services provided by the wetland and, thus, its function and importance in the ecosystem. Once a wetland has been delineated and its hydrogeomorphic unit determined (for example: pan, hill slope sleep or temporary wetland), we rate it according to present ecological status (PES) and ecological integrity and sensitivity (EIS), as per guidelines supplied by the Department of Water and Sanitation (DWS) and Water Research Commission. EU region Sandouville Considering future expansions, a biodiversity study close to the plant has been undertaken. Keliber In Finland, an environmental permit imposes certain requirements on us for the monitoring and protection of stipulated species of flora and fauna found within the operational site and within the potential impact zone of our operations. To monitor and protect these species (as per the permit directives), Keliber is implementing a Biodiversity management plan (BMP). The focus of actions has been directed to the surroundings of the Syv&auml;j&auml;rvi and Rapasaari mine sites as mining will commence at these locations first. The BMP will in future address other mine sites as well. The lithium chemical plant in Kokkola is sited in an industrial area, and hence the biodiversity directives here are less.) MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 209

To sustain biodiversity in surrounding areas, Keliber will cooperate on monitoring programmes with other companies in the area. These monitoring programmes include monitoring of coastal waters, of air quality, and of noise monitoring in the Kokkola industrial area. The programmes also include groundwater and bioindicator survey monitoring every five years. For 2022, related biodiversity management activities at Keliber include monitoring endangered and protected species, and cooperating on restoring spawning ground for trout. During the road construction at the mining areas, culverts were equipped with shelves to allow otters safe passage under the road. INTEGRATION WITH STAKEHOLDERS We participate in catchment management forums and we offer support to the DWS. We have developed site-specific biodiversity action plans in collaboration with local communities. (2 See Biodiversity fact sheet for more on integrated catchment initiatives with stakeholders). Further, education and awareness initiatives were driven internally as well as externally in both local and international platforms. These included, but were not limited to, information on wetlands, training on the Biological diversity procedure, video animation on biodiversity and what it means, launch of our BDP results. LAND AND HERITAGE Heritage Sibanye-Stillwater has 851 heritage sites across its SA and US operations, including grave sites, iron age and stone age archaeological finds, and historical mine buildings. In South Africa, heritage sites are governed by the Constitution (mainly Section 24), by the National Heritage Resource Act (NHRA), and by the South African Heritage Resource Agency, which manages heritage resources under the auspices of the NHRA. Frameworks to which we subscribe (e.g., ICMM, the WGC, and the UNGC) promote the protection of cultural heritage. Our internal governance documentation includes a position statement on heritage, ISO-based heritage resource procedures, as well as a chance find protocol (for archaeological/heritage finds during construction/operation). In 2020, we initiated a baseline assessment for heritage management at our SA gold and SA PGM operations, and in 2021 we developed action plans. We have heritage site inventories for our SA operations, with location mapping in a Geographic information system (GIS). We launched our heritage webpage on 18 July 2022 (Mandela Day) firstly to increase awareness around our heritage and culture within Sibanye-Stillwater and with our key stakeholders, but also to mainstream heritage and culture as a critical human rights and sustainability issues within the organisation. See &cedil; www.sibanyestillwater.com/sustainability/heritage/ introduction/ In 2022, we commenced with the development of monitoring checklists and maintenance protocols, to align ourselves with legal and strategic requirements pertaining to heritage resource management. These include • Mapping, numbering and documentation of heritage sites • Monitoring the status of fencing and demarcation of heritage sites • Monitoring and maintaining the accessibility of heritage sites (for example, the condition of access roads and the granting of access by the relevant stakeholders) • Maintenance and cleaning of heritage sites (e.g., vegetation clearance) • Recording and reporting of any apparent damage to heritage sites • Compliance with ‘chance-find’ protocol Land management A pilot project at our Beatrix operations in the Free State makes some of our unused property available for livestock husbandry for local community members and employees. If successful, the project would address the challenge of livestock roaming unmanaged on our property, and it would constitute a way to benefit employees and the doorstep communities in an environmentally sustainable manner. In addition, the lessons learnt on this pilot project could be replicated at other SA operations with similar livestock challenges. Strike action in H1 2022 presented challenges in terms of negotiating with livestock owners whose animals were illegally roaming on Beatrix mine property. However, we did still manage to conduct extensive engagement with a number of livestock owners. On a number of issues it proved challenging to reach consensus between management and the livestock owners, and amongst the livestock owners themselves. However, the engagement proved useful in terms of deriving fair and just principles with which to approach the issue. The point being that for various reasons, not least of all safety of animals and herders, we cannot allow animals to roam in restricted areas. Yet, we are committed to making other land available for grazing. We issued a Management directive in Q4 2022, with a guidance note on the urgency and process for the removal of all livestock off Beatrix mine property. We identified land parcels for phase 1 of the Beatrix animal husbandry project, which can only accommodate a pre-determined number of cattle. These land parcels are earmarked for the development of agricultural infrastructure such as fencing and boreholes. Stakeholder engagement is a key part of our closure planning process and we participate in various internal and external forums that include various stakeholders. Our closure working groups at our SA operations focus on social, land and environmental aspects of closure planning. The working groups are developing closure and rehabilitation plans (which include supporting social closure plans) for all operations. In 2020 we established a Leveraging land for impact steering committee. Its primary objective is to make determinations on the positive socioeconomic impact of the use of land owned by Sibanye-Stillwater, by which this land contributes to sustainable development so that economic activity continues beyond our mining operations. We also have footprint-reduction working groups, which focus on minimising liability associated with closure of operations. This includes looking at demolition projects and the potential re- purposing of infrastructure; and it includes engagement with relevant internal and external stakeholders. We also discuss closure-related issues with other mining houses at Mineral’s Council forums. The ICMM also affords us opportunity (through their working groups) to consider different perspectives on closure management. MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 210

Managing our footprint and closure liability As per the National Environmental Management Act (NEMA), Sibanye-Stillwater sets aside funds for the management and rehabilitation of the environmental impacts of our operations. We ensure there are sufficient assets to cover rehabilitation. These funds are held in trusts, and cannot be accessed by the Company; the balance is in guarantees. These funds assure the DMRE that we will fund rehabilitation, according to the closure and rehabilitation plan. Land under Sibanye-Stillwater management (2022) Total US PGM EU region SA PGMs SA gold Total land disturbed by waste rock and stockpiles (ha) 1,191 35 6 686 463 Total area covered by tailings (ha) 4,857 141 0 2,799 1,917 Total land area protected 0 0 0 Not applicable to SA Not applicable to SA Total land rehabilitated1 72 43 6 0 23 1 SA gold operations total land rehabilitated – still in care and maintenance phase SA operations As of 2022, Sibanye-Stillwater owned 47,015 hectares of land around our SA gold operations and 16,876 hectares of land around our SA PGM operations. The footprint-reduction programme, to sustainably close mining impacts, is a vital component of reducing our total closure liability, which as at 31 December 2022 was R11.2 billion (2021: R10.2 billion). Of this, R6.2 billion (2021: R5.5 billion) was for the PGM operations, inclusive of the Marikana operations, and R5.0 billion (2021: R4.6 billion) for the SA gold operations. We successfully executed on the planned demolition of surface infrastructure as identified for 2022. Focus areas include the complete demolition of Driefontein 6 Shaft, Driefontein 7 Shaft (excluding the head gear), various buildings at the Cooke operations, selected redundant hostel buildings at our SA gold operations, the Siphumelele 2 Shaft and hostel area, Khomanani 1 Shaft, and selected infrastructure at the Kroondal Marikana concentrator (PGM operations). We also completed the rehabilitation of the Middelvlei opencast pits; the first seasonal round of rehabilitation maintenance is scheduled for Q1 2023. The demolition of the above-mentioned infrastructure and revision of rehabilitation methodologies and unit rates resulted in a reduction of R716.99 million in closure liability (2021 assessment as the baseline). US PGM operations Total land under management is 1,089 hectares. In 2022, we continued a multi-year project for closure of the Nye TSF. To date, approximately 20 acres of the 40-acre impoundment have been capped; closure of the Nye TSF is scheduled for completion by 2025. Concurrent reclamation at Stillwater, East Boulder, and Benbow occurs annually. During 2022, this included shaping, soil placement, and revegetation activities associated with stage six construction activities at East Boulder. At the Stillwater mine, 2022 activities included project reclamation activities associated with pipeline installation, waste rock placement, and periodic fertilizer addition to enhance growth and plant diversity. Additionally, capping of the Stillwater mine Nye TSF continued throughout the year. While at Benbow, 2022 reclamation was completed at the former office area and lay down yards; reinforcing access road slopes, enhancing stormwater drainage around the waste rock facility, and reclaiming the toe buttress on the topsoil stockpile. Noxious weed management occurs annually at the Stillwater and East Boulder mines, Benbow Project, Metallurgical Complex, and the numerous private land holdings. This includes over 8,000 acres of management area. Closure liability3 SA region Gross liability R million Cash funded R million Guarantee Funding R million SA gold operations1 5,011 2,896 2,282 SA PGM operations 6,227 655 4,891 Total SA operations 11,238 3,551 7,173 Closure liability3 US region Gross liability US$ million Cash funded US$ million Guarantee Funding US$ million US PGM operations2 72 0 0 Total 72 0 0 Closure liability3 EU region Gross liability € million Cash funded € million Guarantee funding € million Sandouville 7 0 0 Keliber N/A N/A N/A Total 7 0 0 1 Numbers exclude DRDGOLD 2 Our financial assurance for the liability is in the form of surety bonds held by various insurance companies. None of the assured funds are held in cash, trust funds, or other corporate guarantees 3 Represents unscheduled gross closure cost and guarantee funding excludes 2022/3 top-up guarantees MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 211

FUTURE FOCUS GROUP For the foreseeable future, the aspects defined as “Future focus” will always be determined and influenced by a broad range of sustainability themes and specific environmental themes aligned to our ESG strategy. These include, but are not limited to: building a climate change resilient business, climate change and decarbonisation, the circular economy, social closure with an emphasis on post-mining economies and regional approach to closure where applicable, sustainability data integrity and reporting, and so forth. The following themes and activities will be prioritised • Re-alignment and roll-out of key environmental and sustainability targets for 2023; integration of new assets and projects in terms of sustainability/environmental alignment and standardisation; reset our Group decarbonisation pathway aligned to SBTi • Development of regional energy solutions to lower relative carbon intensity, including the development and/or construction of renewable energy projects in line with the our strategies, procurement of greener electricity supply and switching to lower-carbon energy sources, such as biofuels • Leveraging new technologies for step change reductions in our GHG profiles and enable our bionic vision through electrification, digitalisation and automation (e.g., battery-electric vehicles and digital twins) • Planning and trialling large-scale storage and green hydrogen technologies to facilitate higher penetration of renewables as part of our energy mix • The roll-out of the carbon offset strategy, including assessing offset opportunities beyond our operational and regional boundaries, whilst being a Force for good and to creating resilient ecosystems • Completion of a climate change risk scenario analysis that is aligned to TCFD requirements • Roll-out and embedding of both the automated carbon inventory and the waste inventory in line with our digital first philosophy as well as to enhance sustainability data integrity and reporting; further operational and research and development work in terms of understanding our global and regional environmental footprint(s) and designing appropriate strategies to mitigate and/or reduce same; ongoing conformance and certification to relevant environmental and sustainability frameworks (e.g., ISO 14001: 2015), and where appropriate, complete gap analyses and self-assessments for those frameworks/management standards; the alignment process for Keliber, Sandouville and other new assets to the frameworks and standards to which we subscribe • Ensure alignment of TSF governance requirements and TSF good engineering practices with the GISTM, supported by an industry leading surveillance system to enable proactive risk management and risk reduction. Key focus areas: assisting operations with the development and management of site-level road maps for compliance with the GISTM; to be sufficiently detailed to enable accurate tracking of closing out of non- conformances for active, very high or extreme consequence TSFs by end 2022, and the remaining TSFs by 5 August 2023 in accordance with Board approved targets. Development of performance-based risk-informed tailings management skills, systems and standards to ensure continuous and appropriate levels of surveillance to proactively identify, assess and manage any unacceptable risks that may transpire MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 212

SA REGION • Data integrity and ownership at site level for appropriate disclosure and evaluating performance improvement • Clearly defined performance targets for each functional area measured at site level • Digitisation, integration and standardisation of systems supporting effective reporting at site level • Maintain ISO 140001 certification at our various operations/sites, by achieving unqualified second-round surveillance audits • An estimated 40% - 45% real risk reduction in the Residual Risk Ratings (RRRs) at the end of Q4 2023 for all identified environmental risks. This formed part of our environmental risk reduction strategy first implemented at the beginning of 2022, and which will continue into 2023 • Limiting GHG emissions, through various initiatives and interventions, to below the 2023 stated carbon budgets for the respective operations • For SA gold, achieve a water use intensity target of 1.71 kl/tonne, and for SA PGM a water use intensity target of 0.79 kl/tonne (combined water use intensity target for SA operations: 1.10 kl/tonne) while reducing overall reliance on the Integrated Vaal River System in respect of external potable water infrastructure by a further margin • Drive water security, water independence and water conservation water demand management (WCWDM) initiatives and projects contemplated for 2023 to its full implementation • 3% reduction (translated into a Rand-value) of closure liability from the 2022 base year in accordance with regional socially integrated and aligned closure plans adjusted for operational anomalies • Establish baselines to qualitatively measure % loss/gain based on hectare equivalents measured in annual BDP • The development and setting of science-based limits for discharges and instream monitoring points downstream of our operations, to improve overall water health in the catchments where we operate • Drive the implementation of the Waste management hierarchy and introduction of the concept of a circular waste economy, through the implementation of waste reduction targets for selected waste streams - enhance the accuracy, consistency and verification of waste data and its reporting through the implementation of an automated waste inventory • Further instilling a heritage consciousness and awareness at both operational and community level • Ongoing focus by environmental specialists and project managers on contracting strategies, contract efficiencies and realistic and measurable cost savings EU REGION France • Waste water treatment to improve water quality and quantity (solid content, nickel content) • Improved nickel dust emissions monitoring Finland • Achieving ISO 14001 certification • Completing life cycle inventory study for lithium chemical products from Finnish ore assets US REGION • Data integrity and ownership at site level for appropriate disclosure and evaluating performance improvement • Clearly defined performance targets for each functional area measured at site level • Digitisation, integration and standardisation of systems supporting effective reporting at site level • Continuous improvement in water quality and water management through 2023 initiatives including in-situ treatment wells, mixed-bed bioreactor installation, and long-term planning for treatment and discharge • Maintain ISO 140001 certification through surveillance audits in 2023 • Effective risk management practices: identification of risks and mitigating actions to drive risk to acceptable residual risks levels; development of risk reduction targets supported by appropriate risk mitigation strategies • Limiting GHG emissions to the 2023 carbon budget for the US region • Progress closure activities outlined in the Benbow and Nye TSF closure plans • Progress environmental impact assessments associated with future tailings storage and waste rock storage facilities • GISTM conformance of all TSFs including the Nye TSF that is in the closure-capping process • Drive the implementation of the Waste Management Hierarchy and introduction of the concept of a circular waste economy through initiatives that include construction of a gypsum dryer that will secure future recycling of the gypsum by-product MINIMISING OUR ENVIRONMENTAL IMPACT continued IR - 213

SOCIOECONOMIC DEVELOPMENT WHAT WE DID IN 2022 SUCCESSES • Implementation of the Marikana renewal programme • Established a social closure framework across the business • Increased collection of ESG information from suppliers • Rebuilding the communities post the devastating flood in the US operating region • Keliber operations sponsored lifestyle, health, education and general welfare activities in Kokkola and Kaustinen • Invested R362.38 million in socioeconomic development CHALLENGES • Sociopolitical instability in South Africa • Communities have limited adaptive capacity to the effects caused by climate change • To roll out a capacity building programme based on regulatory requirements for our Community engagement forums In progress Page 221 Our sustainability theme: Entrenching long- term economic sustainability: Integrating post-mining economies (2 See Progressing the UN’s SDGs) • Mining Charter III: minimum of 70% of total mining goods procurement spend on SA-manufactured and SABS-approved goods In progress Page 224 • Mining Charter III: 5% (of the 70%) of total mining goods procurement spend on women- or youth-owned or -controlled companies In progress Page 224 • Equivalent of 1.5% of declared dividends to be invested in social upliftment projects In progress Page 181 BENCHMARKS Status See &Atilde; ALIGNMENT WITH SDGs IR - 214

APPROACH We are guided by our sustainability theme of entrenching long-term economic sustainability: Integrated post-mining economies. We create value (aligning with our purpose of safeguarding global sustainability through our metals) by unlocking the potential of communities affected by our operations. We do so through socioeconomic development, institutional capacity building, and creating local benefit that enables sustainable livelihoods and a positive legacy beyond mining. Our US operations, in Montana, are characterised by stable and relatively affluent surrounding communities. Further, Montana has a sophisticated tax structure that supports local communities. The net result is that our US operations are not under pressure to uplift local communities; however, out of goodwill and to sustain positive relationships with host communities, they engage in various corporate social responsibility initiatives. By contrast, the sociopolitical context in South Africa is such that the mining industry is under great pressure to participate in socioeconomic upliftment for host communities and to justify their mining rights by contributing to job creation and to the fiscus. We have identified sociopolitical instability in South Africa as a material matter for the business. This material matter also relates to some of our other material matters, notably water management and energy supply, and licence to operate. South Africa suffers from high levels of unemployment, poverty and inequality. Property rights and rule of law are at times undermined by populist political posturing; and by criminality, which thrives in the context of a weakening state. Sibanye-Stillwater will continue to make the case for stakeholder capitalism and for fruitful relations between the private and public sectors, in the interests of improving South Africa. Ultimately, Sibanye-Stillwater’s ability to meet its socioeconomic commitments is largely dependent on an enabling sociopolitical environment, in which state institutions fulfil their Constitutionally- enshrined responsibilities, and enforce their rules and regulations for the private sector in a fair and rational manner. (&Atilde; See Social, Ethics and Sustainability Committee, Chairman’s report, page 180). SOCIAL AND LABOUR PLANS AND MINING CHARTER In South Africa our commitment to socioeconomic development is regulated through social and labour plans (SLPs). According to South Africa’s Mineral and Petroleum Resources Development Act (2002), minerals resources belong to the nation and the state is the custodian thereof. The role of the Department of Mineral Resources and Energy (DMRE) is to ensure that mining benefits the people of the country, specifically employees and the surrounding community. In other words, the DMRE manages mining rights, and one of the ways it does so is through SLPs. When a company applies for a mining right it must include a SLP in its application, explaining how it plans to benefit local communities and/or labour sending areas. In drawing up the SLP, the mining company must consult with those communities whom it plans to benefit. Once the DMRE approves the application, then the SLP becomes a legally binding commitment. The mine owner must then submit annual reports to the DMRE on SLP progress, and it must submit new SLPs every five years, noting that SLPs have a five-year lifecycle. The SLP should be aligned to Municipal Integrated Development Plans and to the National Development Plan. On closure of the mine, or scaling back of mine activity, the mine owner should ensure its SLPs are complete, and it should impart skills for its workforce and communities to build a sustainable economy post-mining. The main areas of the SLP are: mine community development (MCD); human resources development (HRD); employment equity; procurement, enterprise and supplier development; and management of downscaling and retrenchment. In keeping with SLP requirements, the Group prioritises skills development, social infrastructure, health, education, and economic development. Although we make other socioeconomic contributions that fall outside of SLPs, SLPs are the most important aspect (in terms of funds spent and reputation earned) of our socioeconomic commitments. Given the varying cycles of SLPs attached to individual mining rights, out of the 94 mine community development projects at the SA PGM operations, 71 have been completed, 20 are in progress and three have not yet started. At our SA gold operations, out of 17 projects, six have been completed, and 11 are in progress. In addition, three new SLPs have been submitted to the DMRE, with a total of seven projects pending approval. 2 See Social and labour plans: Summary of projects in South Africa fact sheet. Mining companies must also adhere to targets in the Mining Charter III (a guiding policy to transform the South African mining industry), and to the Broad-Based Black Economic Empowerment Act (Act 53, 2003) to facilitate inclusive participation of Historically disadvantaged people (HDPs) in the economy. Unfortunately, this creates a burden of double compliance reporting for the industry, and compliance to one does not guarantee compliance with the other. BEE certificates are not obtained in terms of the Mining Charter, but in terms of the B-BBEE Codes of Good Practice (which specify requirements for each industry). Consultation process There is a difference between how consultations were structured between Mining Charter II and Mining Charter III. In Mining Charter II, consultations happened with local municipalities and government departments with the understanding that they represented community needs through their annual IDP (integrated development planning) consultation process with local communities. With Mining Charter III, the engagement has been broadened to include segments of communities such as women, youth, traditional leaders, NGOs, business forums, people living with disabilities, in addition to government. Whenever there is a plan to initiate new projects, a stakeholder engagement plan must be put in place. This plan includes a process of stakeholder mapping (ensuring we contact all relevant parties), which involves community consultation committees, and special processes for including vulnerable groups. Together with communication plans, this ensures we keep all relevant parties updated on how the project is developing. SOCIOECONOMIC DEVELOPMENT continued IR - 215

Project-steering committees assist with planning, engagement, execution and monitoring of the projects. The Group has recognised forums, both at regional and local level. At local level we have Community Engagement Forums (CEF), which comprise community representatives, elected by the community. At regional level there is an advisory committee which comprises the executive mayor, local mayors, traditional leaders (e.g., Bapo ba Mogale/Royal Bafokeng Nation), an independent facilitator, and two representatives from the Group. Once the structure is set, together with a social specialist, we identify local, provincial and national individuals and groups, as well as analyse and profile them. Vulnerable groups are also recognised and engaged as a separate grouping. Moreover, the Group promotes an open door policy. Under this policy, any member of the community has access to the Group. They are able to call and ask for support or advice, and request information and support. CEF meetings are scheduled every quarter. The agenda for the CEF is determined by CEF members. However, Sibanye-Stillwater may also include standard items such as social management of TSFs, grievances/complaint/Human Resources and SLPs are translated into Setswana, Sepedi, Isixhosa and other local languages, and shared with stakeholders at different platforms. 2 See Social and Labour Plans: Summary of projects in SA, &cedil; www.sibanyestillwater.com/news- investors/reports/annual B-BBEE VERIFICATION The Group is committed to inclusion, and it is committed to contributing to the diversification of the South African economy. In 2022, Sibanye-Stillwater was certified as a level 7 B-BBEE contributor. This in an improvement from level 8 in 2021. Our priority is to continue contributing to socioeconomic development, and continue to prove our enhanced performance in this area to stakeholders, by which giving effect to our vision of superior shared value for all stakeholders. B-BBEE Scorecard Element Points 2022 Scoring 2021 Scoring Comment Ownership 25 15.73 15.09 +0.64 Management control 19 8.84 7.99* +0.85 Skills development 20 + 5 bonus points 10.87 6.18* +4.69 Procurement 27+2 bonus points 26.24 22.45 3.79 Supplier development 10+1 bonus point 0.70+1* 0.44 +1* + 0.26 Enterprise development 5+1 0.70+1* 0.12* + 1.58 Socioeconomic development 5 5 2.14 +2.86 Total 119+9 70.08 55.41 + 14.67 B-BBEE level 6 7 Discounting applied YES YES Recognised B-BBEE level 7 8 * Indicates scores below minimum targets, &Atilde; see page 224 relating to our enterprise development and supplier development programme MONTANA’S HARD-ROCK MINING IMPACT ACT Social upliftment is part of US and Montana regulatory structures, and is included in permitting requirements and tax structures. Every ounce of metal we produce provides specific financial benefits to local counties. Montana’s Hard-Rock Mining Impact Act (HRMIA, 1981) ensures that large-scale mineral developments do not burden local taxpayers. As the Montana.gov website explains it: ‘In the impact plan, the developer must identify and commit to pay all increased local government capital and net operating costs that will result from the development.’ SOCIOECONOMIC DEVELOPMENT continued IR - 216

ACCOUNTABILITY, GOVERNANCE AND ASSURANCE GOVERNANCE ACCOUNTABILITY Board • Social, Ethics and Sustainability Committee • Audit Committee Executive Committee and C-suite • The Chief Sustainability Officer holds the Group accountable for social performance and reports to the CEO. The Executive Vice President for stakeholder relations has the oversight responsibility for our South African socioeconomic development programmes, corporate social responsibility (CSR) initiatives and host community stakeholder relations • The management-led Social licence to operate committee, which reports to SA region management is responsible for monitoring the impact of Sibanye- Stillwater’s socioeconomic activities at all SA operations and ensuring that we secure our social licence to operate • The internal governance of SLPs is undertaken through multi-stakeholder forums at our mining operations, which monitor and evaluate implementation and Mining Charter obligations Region • The Stakeholder relations department, under the leadership of an EVP, implements the social agenda and the social commitments of the ESG policy in the SA region • Each region has an implementation structure for the social commitments within that particular context RELEVANT LEGISLATION AND REGULATIONS (list not exhaustive, only key regulations listed) South Africa • Mineral and Petroleum Resources Development Act (Act 28 of 2002) • Broad-Based Black Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry (Mining Charter III), 2018 • Codes of Good Practice on Broad- Based Black Economic Empowerment (B-BBEE Codes) United States Hard-Rock Mining Impact Act, of 1981 Europe • German Act on Corporate Due Diligence Obligations for Prevention of Human Rights Violations in Supply Chains (Lieferkettensorgfaltspflichtengesetz or “LkSG”) ASSURANCE AND REVIEWS Regulatory inspections are performed by the DMRE on various regulatory elements. Audits relating to specific material social performance areas are performed by Internal audit and externally assured by PwC (&Atilde; See Statement of assurance, page 281). Various independent and self-assessment reviews are performed against responsible mining principles, including ICMM and WGC. The social performance advisory committee comprising external experts that independently review the implementation of the social sustainability strategy. Key supporting policies and policy statements • ESG policy • Position statements on partnerships for development, and on indigenous people and mining, detailing technical requirements for policy commitments. &cedil; see www.sibanyestillwater.com/about-us/governance • A stakeholder engagement policy statement guides engagement • Social performance toolkit SOCIOECONOMIC DEVELOPMENT continued IR - 217

STRATEGY One of the four pillars of our sustainability strategy is entrenching long-term economic sustainability and integrating post-mining economies. In this regard our strategy involves • Leveraging assets for impact • Begin with the end in mind (post-closure design) • Economic sustainability • Stakeholder engagement Indicators of our long-term incentive (LTI) performance conditions for this area are • Absolute reduction in closure liability as a result of sustainable resolution methods • Rebuild and rebase the relationship with all communities across our footprint • Deliver socioeconomic development strategy in South Africa for all areas of operation Our objectives are 1. Support communities to deliver local socioeconomic benefits through economic empowerment and delivery on Mining Charter and SLP commitments 2. Strengthen institutional capacity; unlock and mobilise partnerships and resources to resolve collective challenges 3. Deliver on programmes that retain sustainable benefits, as well as social impacts that are well understood by all stakeholders 4. Create shared value beyond compliance 5. Facilitate integrated spatial development by improving the living conditions and surrounding amenities of our workers Strategic intent and roadmap PERFORMANCE SA operations Facilitating a just transition to sustainable post-mining economy Consistent with our vision and strategy (superior shared value, force for good, ESG embedded as the way we do business) and as per our social performance roadmap, Sibanye-Stillwater is committed to facilitating a just transition towards a post-mining economy for the communities where we operate. Our roadmap notes that the nature of these economies should be low carbon, climate resilient and digitally transformed. Over decades, mining – while contributing immensely to livelihoods – has created dependency, whereby mine closure leaves communities with limited economic prospects. Our vision for post-mining is shared value, which includes socioeconomic upliftment and sustainable alternative economies. In this regard we have a number of sustainability projects at different stages of implementation, which are part of a broader thrust to surpass compliance requirements around social closure, and to help diversify the economies of mining towns. The Bokamoso Ba Rona Agri-industrial Development (BBR) seeks to build a globally competitive, inclusive, environmentally sustainable and diversified economy with the people of the West Rand. This is to be done by facilitating large-scale socioeconomic empowerment, thereby contributing to the aims of the UN SDG 17.17, namely to encourage and promote effective public, public-private and civil society partnerships, and building on the experience and resourcing strategies of partnerships. SOCIOECONOMIC DEVELOPMENT continued IR - 218

BBR is primed to become the benchmark for empowerment, climate-resilience and low carbon development. In addition, to primary agricultural production, it will be supported by renewable energy, create jobs and fast-track access to markets for smallholder farmers. As part of our economic renewal efforts in mining communities where we operate the Marikana Agri-Hub managed and operated by the Mineworkers Development Agency (MDA), is a model agribusiness operation. It focuses on egg production, vertical farming using hydroponics and agriculture training. The MDA is also managing a presidential social employment programme which employs 1,500 people providing community projects focusing on greening the environment, fixing roads, agriculture, health and home based care. These projects received co-funding from our strategic partners who continue support our efforts of building sustainable post mining economy. Additional projects that will be implemented as part of Marikana Renewal include a Safe Hub and a regenerative agriculture project. The Safe Hub is a youth and economic development space that bring sport and entrepreneurial development together. It aims to address challenges faced by the young people such as poverty, unemployment, violence and crime. Animal husbandry at the Beatrix operations in the Free State province is another opportunity we are pursuing. (&Atilde; See Land management, page 210). Mine closure is a dynamic process and requires clearly defined steps to reach the desired objective. The first step is to establish a baseline of the socioeconomic status of the communities and the state of the natural environment. Our socioeconomic status assessments consider population size, employment levels, migration patterns, education levels, poverty and inequality, service delivery of basic needs (water and electricity), priorities of the municipalities, as well as the land and spatial aspects of the area. This provides insight into what is required to crease a feasible, substitutive economy post-mining, dovetailing with UN SDG 1 (the eradication of poverty in all forms, everywhere), and with UN SDG 1a which calls for the mobilisation of resources for developing countries to end poverty. The mine closure strategy includes a detailed roadmap to closure planning, integrating social closure. We also consider land use scenarios and the utilisation of land for alternative economies. PROJECT SPEND AND IMPLEMENTATION Sibanye-Stillwater’s socioeconomic development spend is guided by our shared value ethos as well as the requirements of the Mining Charter and SLP (in South Africa) and other relevant stakeholder requirements in ecosystems where we operate. In 2022, we spent R362 million on socioeconomic development (SED). This amount is for SA operations and includes all our spend on communities and charities, while it excludes what we spent on employees’ human resource development and accommodation. In 2022 we spent R2,194.8 million on the SLPs. (2021: R2,084.9 million spent on SLPs). 2 See Social and labour plans: Summary of projects in South Africa fact sheet. We have also committed an additional R115.7 million over and above our mandatory SLP programmes to CSR; this is inclusive of our US community giving. Through this CSR we benefited 101 organisations (i.e. NGOs, NPOs, NPC, schools and early childhood development organisations). SOCIAL UPLIFTMENT AND COMMUNITY DEVELOPMENT Marikana Renewal Marikana Renewal was launched in 2020, under the patronage of Archbishop Thabo Makgoba (Anglican Archbishop of Cape Town), to create a shared legacy of healing and hope in the wake of the tragic events of August 2012. Sibanye-Stillwater’s commitment included the provision of 16 houses to the widows, who had not benefited from the AMCU trust; 15 houses have been delivered with one family no longer wishing to be part of the programme. Through the 1608 Memorial Trust, 139 beneficiaries are enjoying educational opportunities. Currently, 29 students are studying at tertiary institutions, 27 are in primary school, 44 are in secondary school, and 17 beneficiaries graduated from tertiary level education. We have seven beneficiaries in the experiential programme and two are in employment post internship. In August 2022, we held a youth camp for the beneficiaries of the trust, giving opportunity for closure and further support in the form of mentoring and psychosocial support. We continue to assist those widows and family members who have not received their due state compensation, in processing their claims. As CEO Neal Froneman said in a Business Day article (16 August, 2022), “The Marikana Renewal programme, supported by the Letsema process, is I believe unlike any that has ever been sponsored by the private sector. It aims to come to terms with and learn from tragedy, while actively building on the seeds of hope and reconciliation.” As part of the Letsema process, which lies at the heart of the Marikana Renewal Programme, Archbishop Thabo Makgoba visited the families. In May 2022 we held a ‘pitso’, which included family customs and rituals, Socio Economic Rights Institute of South Africa presentations on matters of justice, the SixteenEight memorial trust administration and memorial plans. It brought forward the path to memorialisation. Six core themes were discussed: justice, memorial site, livelihoods, health, education, and housing. &cedil;&#9;See www.sibanyestillwater.com/features/marikana-commemoration SOCIOECONOMIC DEVELOPMENT continued IR - 219

Measuring our social performance Socioeconomic development projects are complex and must account for multiple dimensions. Our evaluation framework takes into account the depth, reach and scope of a project. It also considers the change experienced by beneficiaries as a result of the projects. A social value impact score is calculated based on benefits and vulnerabilities. In 2022 we have assessed the healthcare projects. The clinic scores are medium to high in nature, rather than high, as the potential impact can be higher. This is as a result of a combination of factors such as understaffing by government, a lack of supplies and medical equipment, unreliable operating hours, and so on. Overall, the healthcare portfolio impacted positively on the lives of people. Enhanced benefits will be delivered should staffing, equipment and medicine shortages be resolved by the Department of Health. Theme Project Social value score Project investment Impact drivers/risk factors Infrastructure Sonop clinic 73.2 R5,677,874 The Sonop clinic (with the highest social value score) offers the added benefit of the Sonop old age home Mfidikwe clinic 63.8 R4,272,960 Sibanye-Stillwater’s contribution assisted in ensuring the clinic enjoys Ideal Clinic status (as part of a National Department of Health campaign); however, shortages of medicines, and other issues, mean that the full benefits of the clinic are not being realised Majakaneng clinic 66.8 R9,377,266 Majakaneng offers important health, and other, support to the community; it would score even higher, but for the challenge of staff shortages Blybank clinic 64.8 R4,587,000 Blybank clinic, a new build, serves a large community, including those who previously had no easy access to a medical facility; its social value is on the wane, as it now becomes too small for the community and certain maintenance issues reduce its impact Equipment Maternal and obstetric units, two ambulances 61 R1,216,576 The project feedback results showed high benefits for the ambulances; they fill an important need and they save lives. But, compared to a building, the lifespan of an ambulance is shorter and therefore the somewhat lower score for the project scores slightly lower. The size of the investment is however relatively low. Resourcing HIV mobile clinic 65.5 R378,000 This project served multiple communities including those with a high vulnerability index; the benefits of the project (direct, indirect, immediate and longer term) for the residents of these communities were well-evidenced. During 2022, we used our social value assessment to align with the UN SDGs; this suggested that the following UN SDGs are relevant in terms of potential gaps in addressing SDGs; our CSI investments have been refocused to address these gaps UN SDG 3.5 and SDG 5.1 (Prevent substance abuse): substance abuse is a recurring concern of stakeholders UN SDG 4.2 (Equal access to quality pre-primary education): feedback suggests that investment in early childhood development should be prioritised UN SDG 9.8 (Universal access to ICT): we’ve identified a disconnect between the need for ICT and the provision of basic access to internet and digital literacy. UN SDG 12.4 (Responsible management of chemicals and waste): surrounding communities have limited service delivery for waste collection, and therefore a business opportunity for income generation remains a potential option. SOCIOECONOMIC DEVELOPMENT continued IR - 220

Corporate social investment (CSI) As distinct from our legislated SLP commitments, we also benefit communities through CSI (also referred to as CSR). In 2022 our CSI focus areas were: welfare of vulnerable people (women, children, and persons living with disabilities); education; youth development; health; sports; and food security. We delivered the following programmes • A broad-based livelihoods and prevention of gender based violence (GBV) programme at Marikana (SDG 3.5 and 5.1) • Donated ECD education material in Lejweleputswa and Reedville (SDG 4.2) • Donation of ICT equipment for traditional authorities and schools in Messina (SDG 9.8) • Donation of new waste picker trucks to Merafong and Dipaleseng municipalities.(SDG 12.4) • Supply and installation of furniture and medical equipment in Sonop and Majakaneng clinics (SA PGM) • Lay out paving at the Majakaneng School • Rehabilitation of roads in Marikana • Donation of farming inputs and equipment to three traditional authorities in Messina • Renovation of Mphatlalatsane disability centre in Sunrise Park • The renovation of Ikemeleng clinic and the provision of an industrial generator for alternative power supply • Swimming lessons (to help prevent drowning incidents) • Donation of new prefab/modular structures to three clinics in Matjhabeng and Masilonyana • Donation of food tunnels and water tank to three NGOs in Merafong, Dipaleseng, and Rand West • Donation of a prefabricated structure to a special needs school in Rand West • Donation of vegetable seedlings to NGOs in Rustenburg, Kroondal, Marikana, Rand West, Merafong, Dipaleseng and Masilonyana • Youth employment programmes in Marikana and the West Rand • Installation of Wi-Fi for 18 schools in Marikana and Rustenburg • Provision of maths and science programme at 17 schools in Rustenburg and Marikana • Donation of schools’ kitchen equipment in Rand West • Donation of dignity packs (for women and girls facing GBV) in Eastern Cape, Brakpan and Dipaleseng • Donation of sports equipment in communities across SA operations • Refurbishment of the community skills centre in Bapong • Donation of school shoes and bags in Rustenburg, Kroondal and Brakpan • Donation of seedlings and farming equipment to women groups in Messina • Built school ablution facilities in Eastern Cape, as part of the Presidential Sanitation Appropriate for Education (SAFE) programme • Built tunnel for vegetable farming in Eastern Cape (Ngcobo) Capacity and institution programme Sibanye-Stillwater’s prospective social compacting partners, including local government and local businesses, suffer from capacity shortages, affecting their ability to act as sustainable development partners. To overcame this barrier we have stakeholder engagement activities to build capacity. At our SA gold operations, in collaboration with other mining houses, we have helped facilitate that members of the Merafong community engagement forum undergo capacity building to equip them with the knowledge to fulfil their roles effectively. We have also partnered with the Thabo Mbeki Foundation, with the aim to build capacity of the Matjhabeng municipality. Capacity building of local SMMEs are also taking place; one such example is the five-day programme presented to 82 local SMMEs from the Dipaleseng local municipality, who are receiving skills on business ethics, marketing, and accounting. At both the SA gold and SA PGM operations we have trained NGOs, CEF, municipal officials and councillors, school learners and teachers, farmers and farm workers on tailings management in accordance with the social requirements of the Global Industry Standard on Tailings Management. We recently entered into a partnership with Gift of the Givers (a humanitarian NGO) to grow the capacity of our SA region to respond to disasters like flooding, which might occur as a result of climate change. Employee volunteering Our employee volunteering scheme is not a financial scheme, but a call to action for social activism where employees can lend their skills, time and resources to deliver programmes in areas around our operations. It is also about encouraging employees to lead goodwill programmes in host communities. In 2022, we collected a total of R446,184 to support these volunteer programmes. Of this amount, employee contributions totalled R222,842 with the Group matching this with the balance: R223,342. Employees volunteered 36,022 minutes of their own time to provide support and care to others. In 2022, 37 organisations were supported through the employee volunteer scheme with seedlings and farming equipment to promote food security as well as sport equipment for community sporting activities. SOCIOECONOMIC DEVELOPMENT continued IR - 221

SA operations: socioeconomic development (SED) expenditure (R million) 2022 2021 2020 Total Gold PGMs Total Gold PGM Total Gold PGM Local economic development projects1 122.4 49.9 72.5 139.1 63.3 75.8 77.8 18.2 59.6 Human resource development Communities1 130.9 54.9 76.0 93.9 49.9 44.0 71.6 36.3 35.3 Health 21.1 17.6 3.5 11.3 10.6 0.7 7.5 7.0 0.5 Education 28.3 2.4 25.9 8.6 2.2 6.4 5.6 3.3 2.3 Arts and culture support 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.0 0.1 Sport 12.9 9.6 3.3 9.7 9.7 — 12.3 5.7 6.6 Conservation and environment 6.6 0.0 6.6 6.7 — 6.7 Donations and charitable gifts 34.1 10.1 24.0 70.2 8.2 62.0 Community development 6.2 1.8 4.4 6.9 2.1 4.7 20.2 8.2 12.1 Total SED 362.4 146.2 216.2 346.5 146.0 200.5 195.1 78.6 116.4 1 Line item also included in the SLP definition SA operations: SLP spend 2022 (R million) 2022 2021 Total Gold PGMs Total Gold PGM Local economic development projects 122.4 49.9 72.5 139.1 63.3 75.8 Human resource development – communities 130.9 54.9 76.0 93.9 49.9 44.0 Human resource development – employees1 946.6 354.5 592.1 900.7 372.1 528.6 Housing and living conditions expenditure1 993.0 636.8 356.2 951.0 666.1 285.0 Management of downscaling and retrenchments (provision of alternative skills training)2 1.9 0.94 1.0 0.1 0.0 0.1 Total SA SLP spend 2,194.8 1,097.0 1097.8 2,084.9 1,151.3 933.5 1 Excluded from the updated definition from the SED expenditure on the previous table Corporate social responsibility in 2022 (R million)1 Group 1US PGM EU region 2 SA region Gold PGMs 2022 115.7 6.3 0.2 109.2 41.4 67.7 2021 119.41 5.92 113.49 32.84 80.65 2020 52.23 6.60 45.63 24.10 21.53 1 The annual CSR investment by the US PGM operations of US$388,000 is over and above the social spend by the US government enabled by taxes paid. Exchange rates used to convert US PGM expenditure per year in 2022 is R/US$16.37, ,2021 is R/US$14.79; and in 2020 it was R/US$16.46. For EU region, Keliber exchange rate used to convert to rand is R/€ 17.20 2 CSR investment for the SA operations is included in the socioeconomic development table above COMMUNITY TRUSTS In line with mining right requirements, we have community empowerment trusts (independently run by trustees) and representing the interest of communities and of Sibanye-Stillwater. Our BEE (Black economic empowerment) scheme for Marikana includes a 0.9% stake for the Lonplats Marikana Community Development Trust (MCT) and a 0.9% stake for the Bapo Ba Mogale Local Economic Development Trust. With the acquisition of the Rustenburg operations in 2016, Sibanye- Stillwater concluded a 26% B-BBEE transaction. In terms of this transaction, 26% of the Rustenburg entity is held jointly by the Sibanye-Stillwater Rustenburg Mines Community Development Trust (24.8%), the Rustenburg Mine Employees Trust (30.4%), Bakgatla-ba- Kgafela Investment Holdings (24.8%), and Siyanda Resources (20%). During 2022, dividends to the value of R177.54 million were paid out to the Sibanye Rustenburg Mine Community Development (SRMCD) Trust and Sibanye Rustenburg Mine Employees Trust. The SRMCD Trust's primary objective is to carry out public benefit activities through development programmes that empower communities adjacent to our mines. In Marikana, dividends to the value of R225 million were paid out to Bapo Ba Mogale LED Trust, Lonplats Marikana Community Development Trust and Lonplats Employee Share Ownership Trust. The trusts play a key role in community upliftment through offering bursaries to local learners and support for small business development, agriculture and early childhood development projects. SOCIOECONOMIC DEVELOPMENT continued IR - 222

US PGM OPERATIONS Social operating context Our US operations are in two pristine rural counties of Montana. The context here is starkly different to that of South Africa, with contrasting levels of socioeconomic development. Montana’s Hard Rock Mining Impact Act (HRMIA) legislates for large-scale mining to address the needs of the host community before or as they arise. Through our compliance to the HRMIA we meet infrastructure needs for schools and other public services. The US PGM operations significantly contribute to the local economy. An independent economic impact study undertaken by the Bureau of Business and Economic Research in 2022, based on 2021 financial data, noted that we create an output of US$6 billion, which is over 5% of Montana’s entire economic output. Our CSR initiatives include the Community Giving Team, led by employees committed to supporting charitable and non-profit interests in and around the communities where our employees live and work. In 2022, the team provided US$388,000 to support local non-profit organisations. In addition to Sibanye-Stillwater’s support, we worked collaboratively with financing partner Wheaton Precious Metals, who contributed US$168,653 to our local community non- profit organizations. The US PGM operations continue to focus on rural emergency and health care services, education, community improvement, and environmental stewardship. The Community Giving Team meets once a month to review submitted requests and select a ‘Community giving spotlight’ within the four focus areas. In mid-June 2022 we experienced a devastating 500-year flood that caused catastrophic damage in the region, destroying homes, roads, and bridges, and isolating entire communities. Assisting local communities to recover and rebuild became an added focus of our community giving. In addition to financial support, employees are encouraged to participate in local fundraisers. To foster this participation, tickets are provided to employees to sponsored events, like the Chase Hawks Memorial Rodeo, which provides financial support for families experiencing crisis. Employees are encouraged to give their time and talents by volunteering. This is championed by the Volunteer of the Year award. This award is given to three employees from a pool of nominees of fellow employees and non-profit organisations. Each winner is awarded funding to give to their non-profit of choice. Stakeholder engagement In 2022 our US PGM operation put a formal stakeholder engagement process in place. Good Neighbor Agreement (GNA) The GNA, established in 2000, is an agreement between our US operations and the surrounding communities represented by the Northern Plains Resource Council, the Stillwater Protective Association, and the Cottonwood Resource Council. The GNA is a framework for collaboration in protecting the natural environment while encouraging responsible economic development. It legally binds us to certain commitments and holds us to a higher standard than that required by federal and state regulation. Although the GNA is a legally binding contract, it has over the years evolved into a dynamic document that can be adapted to meet new needs and improve delivery. Our commitments include transparent and productive interaction with all affected stakeholders, using the GNA as a vehicle for dispute resolution and positive stakeholder engagement. For further information, 2 see The Good Neighbor Agreement fact sheet &cedil; www.sibanyestillwater.com/news-investors/reports/annual US operations: social activities and related expenditure (US$) 2022 2021 2020 Community projects (36%) 141,010 148,000 198,050 Education (37%) 143,740 100,000 59,730 Emergency and rural healthcare services (21%) 81,500 92,000 124,720 Environmental stewardship (6%) 21,750 60,000 17,500 Total 388,000 400,000 400,000 US local procurement expenditure Total procurement (US$m) Local procurement spend (US$m) % of local procurement 2022 459 212 46 2021 439 173 39 2020 399 93 23 2019 335 103 31 SOCIOECONOMIC DEVELOPMENT continued IR - 223

EU REGION Social operating context and stakeholder engagement Keliber In 2022, Keliber’s stakeholder co-operation has been proactive and systematic to ensure that stakeholders have access to information. We have engaged in active dialogue with landowners and other neighbours in our areas of operations as part of our environmental impact assessment. The assessment involves reporting the results of our findings, and ensuring we keep the community well-informed about our plans and the expected impacts. We sponsored 13 activities (relating to environmental issues) as part of Keliber’s community outreach for 2022. We organised two public events: an EIA event relating to the analcime sand storage, and a public community meeting in Kaustinen in March. A media event relating to the investment decision was held in November, raising great interest in the national media. Keliber also participated in the Kokkola Material Week, FinnMateria (mining and metals), Pohjoinen teollisuus and MinePro events; as well as in seminars relating to recruitment, employment and lithium markets. Keliber also participates in the KokkolaWorks advertising campaign to enhance our visibility. As the number of employees grows, recruitment and related co- operation in the area have become material and we have also involved educational institutions in our consideration of our future talent pool. Keliber uses the services, where possible, of Finnish companies, and particularly local ones. Sandouville During 2022 Sandouville has supported activities to raise funds to help fight breast cancer. In 2023 Sandouville will be supporting the local La Havre soccer team and promoting breast cancer awareness. EU region: social activities and related expenditure (€) EU region 2022 Sandouville Keliber Community projects 10,218 0 10218 PROCUREMENT, ENTERPRISE and SUPPLIER DEVELOPMENT Through the purchase of goods and services we have an opportunity to include marginalised people into the mainstream economy and to promote socioeconomic development. In South Africa, Mining Charter III calls for the inclusion of HDPs (historically disadvantaged persons), women, and youth in the economy through procurement. With the gazetting of the third iteration of the Mining Charter in September 2018, the procurement targets, particularly as they relate to goods and services spend with women- and youth-owned companies, was considerably revised. The targets are to be achieved over a five-year period for mining goods and within a two-year period for services rendered. The five-year transitional targets include • A minimum of 70% of mining goods procurement must be spent on South African manufactured goods, of which 70% shall be allocated as follows – 21% allocated to South African manufactured goods produced by HDP-owned companies – 5% allocated to women- or youth-owned companies – 44% on B-BBEE-compliant companies • A minimum of 80% of services rendered must be spent by sourcing from South African-based suppliers, of which 80% shall be allocated as follows – 50% spent on services supplied by HDP-owned companies – 15% spent on services supplied by women-owned companies – 5% spent on youth-owned companies – 10% spent on B-BBEE-compliant companies Mining Charter III targets for mining goods were achieved for the majority of our operations; while targets for services were not achieved, except for our Kroondal operation. Achieving these procurement targets is important for regulatory compliance and to give meaning to our ESG commitments. However, suppliers who fit the criteria are not always available. Through preferential procurement of services we have improved our HDP services supplied by black women and youth-owned companies from 43% (2021)to 48%. Below we detail various initiatives to address the shortfall that remains. COUPA BUSINESS SPEND MANAGEMENT PLATFORM Our Coupa business spend management platform handles a range of functions, including procurement. Our database includes some 900 doorstep suppliers, helping to ease these entrepreneurs and small companies into our procurement process and encourage the growth of micro-, small- and medium-sized enterprises. In 2022, a total of R 2,905 million of the procurement budget was spent through our doorstep suppliers and doorstep JVs. In 2023 we began implementing phase 2 of Coupa, which involves the modernisation of our warehouses, whereby the use of barcodes we link to stock levels and ordering. The advantages of having one standardised system for all our suppliers are numerous; including the fair and transparent process for dealing with suppliers who fall short on our governance criteria. SOCIOECONOMIC DEVELOPMENT continued IR - 224

SA operations: discretionary BEE procurement1 (%) 2022 2022 2021 Total Mining Goods Spend Total Services Spend Valid Mining Goods Spend Valid Services Spend Mining goods Services Mining goods Services R'm R'm R'm R'm Target 70% Target 80% Target 70% Target 80% Gold Beatrix 440.02 792.06 316.22 471.59 72 60 70 76 Cooke 1, 2 and 3 255.97 272.28 138.1 167.67 54 62 55 65 Cooke 4 157.01 246.98 103.69 140.43 66 57 70 40 Driefontein 683.58 947.91 506.55 608.34 74 64 69 73 Kloof 950.45 1230.14 721.51 927.2 76 75 75 76 PGM Kroondal 1,027.36 2,147.10 879.25 1,909.69 86 89 89 82 Rustenburg 2,075.26 4,631.68 1,661.50 3,752.56 80 81 85 51 Marikana 2,361.37 3,833.51 1,857.48 2,237.38 79 58 77 65 Total 7,951.01 14,101.66 6,184.30 10,214.86 78 72 79 65 1 The Mining Charter’s procurement targets apply to procurement that ‘excludes non-discretionary procurement expenditure’ – this excludes expenditure that cannot be influenced, such as procurement from the public sector and state enterprises. Procurement targets therefore apply to discretionary expenditure over which Sibanye-Stillwater has influence SA operations: total empowerment spend 2022 2021 Black-owned1 (historically disadvantaged South African) businesses R million % of total spend R million % of total spend Male-owned 13,713 48 9,416 40 Women-owned 6,299 22 4,753 20 Total 20,012 70 14,169 60 1 Ownership greater than 51% SA local discretionary and BEE procurement expenditure Total discretionary procurement (Rm) Local BEE procurement spend (Rm) % of BEE procurement 2022 R28,373 R21,415 75 2021 R23,496 R16,442 70 2020 R17,649 R12,656 72 2019 R19,622 R14,529 74 1 HDP ownership greater than 25% SOCIOECONOMIC DEVELOPMENT continued IR - 225

Supplier development In support of our strategy and objective at Sibanye-Stillwater, where we want to develop sustainable suppliers from within host communities, the following have been included into our supplier development programme • Dedicated support from the supplier development team and operations • Contract support including onboarding, and contract price adjustments • Business funding through the Sibanye-Stillwater CEO fund and the supply chain fund • Preferential payment terms for certain suppliers • Mentorship and coaching is available, if required We have engaged two companies (Phakamani and Black Deal) to offer coaching in a range of areas including financial management, business acumen, business planning and proposal writing. They also provided a business accelerator programme (BAP) NQF level 2 training made up of five training modules; 453 people from host communities participated in this training in 2022. The five modules are: In 2022, 1,216 individuals participated in the different training programme and 321 loans were disbursed, totalling R97.3 million. Enterprise development We executed two enterprise development initiatives in 2022. The Start-up programme identifies 100 entrepreneurs within our host communities, who are then given an opportunity to present their business case, where the successful applicants will participate in the following • Mentorship programme • Practical skills development on technology • Business support grants • Opportunities to participate at Sibanye-Stillwater and other external companies • Development of future plans and pipeline opportunities We have a six-step approach to gaining traction in meeting the services targets of the Mining Charter We advertise all tender opportunities on our website. We hold bi-weekly meetings with small-, medium- and micro-enterprises to discuss opportunities and to provide support as needed. We include, where possible, tender conditions to source labour from local communities, and to sub-contract to local enterprises where possible. SOCIOECONOMIC DEVELOPMENT continued IR - 226

CEO Enterprise Development Fund Our CEO Enterprise Development Fund helps local entrepreneurs join our supply chain. The fund is mainly for SMMEs who need capital to purchase assets or goods to fulfil an order. The fund is capitalised to the value of R65.5 million. 2022 Supply chain fund CEO Fund Total Loan target 72 — 72 Number of loans approved 297 24 321 Funds approved by investment committee Rmillion R85 R13 R97 Number of jobs created and sustained 2,473 248 2,721 Number of SMMEs supported 106 18 124 Female entrepreneurs supported 110 14 124 Youth entrepreneurs supported 123 18 141 Enterprise development transactions 22 9 31 Total funds disbursed (Sibanye-Stillwater and IDF) Rmillion R95 R65 R161 New venture creation (NVC) training 71 — 71 Business accelerator programme (BAP) training 2,314 — 2,314 Coupa training 1,125 — 1,125 New enterprise development supplier introduced — — — Enterprise development validation — — — Funds recovered (2020 transaction) Rmillion R49 R1 R50 Funds recovered (total for Sibanye-Stillwater) Rmillion R202 R83 R284 Recovery rate 0.00% 0.00% 94.86 % One of the beneficiaries of the CEO Enterprise Development Fund, 25-year-old Paballo Khenene, Founder of Panonollo Trading, which provides transportation of mining materials, says the opportunity has been life-changing, especially for her as a woman in a largely male-dominated industry. “The funding has helped my business a lot. I went from barely making it as a supplier, to now being a truck owner.” SOCIOECONOMIC DEVELOPMENT continued IR - 227

Human rights and ethics: inside and out Human rights Respect for human rights is fundamental to the culture of the Group and is reflected in our iCARES values. As a basic minimum to respect human rights, we adhere to national legislation and to International Labor Organization (ILO) guidelines. Our commitment to the ICMM principles (specifically principle 3) requires that we respect the human rights of employees and communities affected by our activities. It is the responsibility of our Social, Ethics and Sustainability Committee to ensure that the Group monitors and reports on whether it produces social benefits and whether it violates human rights. Our Human Rights policy statement is aligned to the ICMM, to the UNGC, and to the WGC Responsible Mining Principles. Our Harassment procedure, anti-harassment guidelines, leave policy and disciplinary procedure are examples of other human rights-related internal policies that guide behaviour. These include provisions for: eliminating harassment, bullying and discrimination, freedom of association, eradication of forced labour, ending modern slavery and human trafficking; prohibition of child labour. This aligns us with UN SDG 8.7 (Eradicate forced labour, modern slavery, and human trafficking). In 2022, we conducted diversity training, which includes unconscious bias aspects, as well as other themes: e.g., discrimination, harassment, and equality. For more on this and on gender equality &Atilde; see Empowering our workforce, page156. Human rights and ethics training was rolled out on the learning management system for employees to capacitate them on Sibanye-Stillwater’s human rights obligations in line with the UN Guiding Principles on Business and Human Rights. We developed three modules on ethics, fraud awareness, and the basics of human rights. As of 2022, 5,619 employees completed the training. Further to this, all employees receive annual refresher training on our Human rights policy, on safety and healthy working requirements, and on working conditions. Human rights due diligence Our human rights impact assessment identified the following concerns: • Despite the good level of community engagement, there is a need for the Group to consider establishing separate engagement platforms to cater for marginalised and vulnerable people whose voices may be overshadowed by more outspoken community members • The need for more community involvement on emergency planning The human rights due diligence was not completed, due to a delay in the formal request for proposal process that had to be reissued, significantly impacting the timeline. This remains an area of focus and included in the ESG scorecard for the LTI performance conditions. Human rights: Responsible sourcing due diligence Our Responsible sourcing framework commits Sibanye-Stillwater to stop refining or processing metals from suppliers if preliminary assessments indicate serious human rights abuses, money laundering, financing armed conflict, or fraudulent misrepresentation of the origin of minerals. Due diligence of metal supplying counterparties are assessed against the framework and presented at Responsible sourcing committee meetings. (&Atilde; See Governance in sustainability: Considered decision-making, page 231) Supply chain Our terms and conditions for suppliers require that they follow human rights legislation and adhere to our policy statements and Code of ethics. See &cedil; www.sibanyestillwater.com/suppliers/ We continued our efforts to ask suppliers to respond to our ESG- related questionnaire. To date 1,928 suppliers responded to the questionnaire, which is a coverage of 80% of our discretionary spend. Our coverage of the ESG survey by spend in 2021 was R2 billion and with a focused approach we moved the spend coverage to R15.8 billion, in 2022. We also continued our verification of suppliers (50 suppliers) against a range of ESG criteria which include carbon management, water management, human rights practices, fair labour practices as well as adherence to our terms and conditions. We also host an annual sustainability supplier day which covers various aspects. 92 of our suppliers signed up to our anti-gender based violence pledge #notinmyname. Additionally, over 367 suppliers have completed our ethics training video, available online, to educate suppliers about anti-corruption and anti-bribery. SOCIOECONOMIC DEVELOPMENT continued IR - 228

Security and human rights Sibanye-Stillwater’s protection services for the SA region (as well as the security function for our US operations) is aligned to the Voluntary Principles on Security and Human Rights (a multi-stakeholder initiative to guide best practice on human rights in mining and other industry). During the contracting process, security service providers must show that they adhere to the Code of Conduct for Security Service Providers (prescribed under South Africa’s Private Security Industry Regulation Act, 2003) and that their employees are trained in human rights. They must also adhere to our Human rights policy statement and our Code of ethics (among other stipulations) which is managed within the terms and conditions agreed to between the parties. Security service providers are audited annually regarding compliance. Security staff training on human rights 2022 2021 2020 Employees Contractors Employees Contractors Employees Contractors SA PGM 699 514 264 408 73 701 SA Gold 167 259 615 194 257 432 US PGM N/A 26 N/A 26 NA NA Total 866 799 879 628 330 1,148 Whistleblower reports, non-compliance, bribery and corruption 2022 We have a whistleblowing toll-free number, as well as postal address, website and email to report unethical or undesirable behaviour. Communication is handled by an independent third party and identities are protected. We also have a Whistleblowing policy and Fraud response plans, applicable to the jurisdiction of operation. Our risk assessments include screening suppliers and the investigation of anonymous bribery and corruption tip-offs. We report the outcome of these investigations. Investigators (including Internal audit staff) may not, without prior authorisation, disclose the nature of the investigation, or any content related to it, to persons other than those who instructed them to carry out the investigation. Performance In all, 348 incidents (2021: 416) relating to employee dishonesty (fraud and assisting illegal mining) were reported at Sibanye-Stillwater’s gold operations, leading to 368 (2021: 433) employees, including contractors, being subject to discipline. At the SA PGM operations, 108 incidents of corruption (2021: 54) were reported, with 69 employees (2021: 29) charged and disciplined in terms of our Code of ethics. A total of 284 anonymous calls (2021: 312) were received during 2022 at the SA operations, with most of these relating to fraud and corruption. Many of the calls provided valuable leads, which were investigated. Those concerned were charged and disciplined in terms of our Code of ethics, as well as being subject to criminal investigation if their misdemeanour included law-breaking. Crimes are recorded on the crime incident and investigation management system, and are investigated. The US PGM operations had nine incidents: four for breach of company policy (BOCP), one for theft, one Human Resource related, and three other incidents relating to mine noise and a social and ethics query. SOCIOECONOMIC DEVELOPMENT continued IR - 229

Anonymous calls in SA and US operations Area 20221 20211 Fraud 79 114 Breach of company policy 68 85 Procurement fraud 10 10 Corruption 16 22 Illegal mining 25 11 Theft of mine property 19 13 Time and attendance fraud 2 2 Industrial action 1 0 Theft of GBM 4 7 Arson 0 0 Trespassing 0 1 Human resource related issues 3 13 Theft of PGM2 4 3 Copper theft 17 2 Other 41 29 Total 289 312 1 Includes US PGM operations – five incidents: one for theft of MP, one for BOCP (breach of company policy), two are HR-related and one for assault 2 Theft of PGM, as category added Heritage Sibanye-Stillwater has over 851 heritage sites across its SA operations, including grave sites, iron age and stone age sites, historical mine buildings and infrastructure over 60 years old. (&Atilde; See Minimising our environmental impact, page 210). Resettlements While there have been no resettlements or plans to resettle communities, the Group notes that in the life of its operations it might need to resettle communities. To this end, and when resettlement cannot be avoided, the Group commits to undertake resettlement constructively and treat parties fairly. A resettlement framework is included in our social performance toolkit. Fair labour practices We commit to promoting the aims of UN SDG 8.8 (Protect labour rights and promote safe and secure working environments of all workers, including migrant workers, particularly women migrants, and those in precarious employment). All employees are subject to vetting procedures, including the verification of age, criminal record checks, and medical fitness assessments. We support collective bargaining and freedom of association, as per the labour legislation in the areas that we operate and as per the ILO Protocol on decent work and working conditions. &Atilde; See Empowering our workforce, page 165. Our Leave policy for our SA operations makes provision for maternal leave, paternal leave, and adoption leave. In terms of various collective agreements, the SA region gives female employees four months fully paid maternity leave. This is more favourable than what is legally required, and employees enjoy the option to spread the four months paid maternity leave over a period of six months. Our Overtime policy for the SA operations sets out the control mechanism to monitor overtime work, which includes overtime work planning, and authorisation practices of overtime, ensuring we comply with the Basic Conditions of Employment Act thresholds. We also have an anonymous and independently managed tip-off line. &Atilde; See Corporate governance, page 19. FUTURE FOCUS SA REGION • Continue to build sustainable relationships with all stakeholders (government, local communities, NGOs, other companies) to ensure that we rebuild trust and promote collaboration • Operationalise Sibanye Foundation • Operating areas to have a social closure plan mainstreamed into social performance and rehabilitation programmes EU REGION • Identification of social programme investment through the Sibanye Foundation US REGION • Leaders in environmental and social collaboration • Fully functioning stakeholder engagement and grievance process • Systems engaged to create workplaces and communities of inclusion SOCIOECONOMIC DEVELOPMENT continued IR - 230

GOVERNANCE IN SUSTAINABILITY: OUR CONSIDERED DECISION-MAKING COMMITMENT TO ESG PERFORMANCE According to Section 72(4) of the Companies Act, the Social, Ethics and Sustainability Committee is legally obliged to oversee social and environmental contributions (or detriments). Our governance framework and structures are appropriate and management continues to give oversight in so far as leading sustainability practices, reporting requirements, compliance to listing regulations and legislation. The Chief Sustainability Officer reports directly to the CEO. ESG performance targets and measures have been included as part of our long-term incentive scheme applicable to senior management, which aims to align interests and actions across the Group. &Atilde; See Remuneration report, pages 250 and 261. Targets included in the ESG scorecard that forms part of the long-term incentives (LTI) performance conditions, as well as all other sustainability-related targets (internal and external targets) are reviewed on a quarterly basis and reported to the Social, Ethics and Sustainability Committee. Progress is also reported publicly in this Integrated report. Our ESG commitments are verified through various third-party associations. Our ESG-related policies and position statements are developed in alignment to international standards, and in consultation with expertise from inside and outside the Group. See policies and position statements at &cedil; www.sibanyestillwater.com/sustainability/reports-policies and www.sibanyestillwater.com/about-us/governance/; 2 See Definitions for sustainability/ESG indicators, &cedil; www.sibanyestillwater.com/news-investors/reports/annual Training, awareness and competence forms an integral part of embedding ESG. Our annual refresher training, in both US and SA regions, includes sustainability-related aspects such as environment, safety, health, human rights, and work-related policies. We continue to monitor our areas of impact and respond appropriately to the changing landscape; we do so by adopting leading practices as prescribed by industry bodies; and by adhering to voluntary codes like the UNGC, and certification standards such as IRMA. We also have access to external consultants such as PwC and EY, who audit, verify and certify our sustainability credentials, mining principles, and performance reports. The sustainability standards and codes we subscribe to are fit for purpose in the evolving context. Additionally, as a matter of process, we review this annually. ICMM (International Council on Mining and Metals) The ICMM mandates members to implement its Mining Principles and Performance Expectations. It also requires that we use the Global Reporting Initiative (GRI) Sustainability Reporting Standards to publicly report on our sustainability performance. Additionally, this must be assured annually by a third party. We were accepted as a member of ICMM in 2020 and were given two years to resolve our reporting gaps. These gaps were addressed and stage 5 of the ICMM membership was concluded. We continue to assess ourselves against the ICMM principles and performance expectations (2 see Supplementary disclosure Sibanye-Stillwater’s ICMM self-assessment for 2022, &cedil; www.sibanyestillwater.com/news- investors/reports/annual). Global Reporting Initiative (GRI) Our membership of the ICMM requires that we report against the GRI Standards. The GRI provided the world’s first global framework for sustainability reporting and today offers the world’s most widely used sustainability disclosure standards. 2 See Sustainability content index, &cedil; www.sibanyestillwater.com/news-investors/reports/annual Extractive Industry Transparency Initiative (EITI) Membership of the ICMM requires that we endorse the EITI. We align to the EITI expectations for supporting companies. 2 For disclosure against the supporting companies EITI expectations, see Sustainability content index, &cedil; www.sibanyestillwater.com/news- investors/reports/annual UNGC (United Nations Global Compact) In October 2020 we joined the UNGC at Participant engagement level. We have completed the SDG Ambition and Acceleration programme (2021), which commits us to making their 17 SDGs part of our core business decisions. During 2022 we participated in two programmes, the UN Youth Innovators programme and the UN gender SDG 5 accelerator programme. Our participants in the youth innovators programme were selected to speak at the Future is Now event, during September 2022, hosted at the UN Headquarters as part of the UNGC Uniting Business Live sessions. Our membership enables us to drive impact on specific goals and to communicate our progress by referencing their trusted reporting framework. For our scorecard on performance against the SDGs 2 see Progressing the UN’s SDGs supplement. WGC’s Responsible Gold Mining Principles (RGMPs) We are making use of the equivalency benchmark between the WGC’s RGMPs and the ICMM’s Mining Principles and Performance Expectations. In 2022 we were given third-party assurance of our adherence to the RGMPs. &cedil; See www.sibanyestillwater.com/about-us/governance/ International Platinum Group Metals Association (IPA) The IPA is a non-profit association for companies in the PGM industry. While the IPA does not provide accreditable standards, they do promote progress in the improvement of health, safety and the environment and are a useful resource for following best practice. IR - 231

Initiative for Responsible Mining Assurance (IRMA) East Boulder and Stillwater (US PGM operations) are working towards IRMA stage 1 independent audit by 2023. Our SA PGM operations, the Rustenburg operations, completed an IRMA self-assessment during 2022 and will continue with the stage 1 independent audit process during 2023. Our aim is for IRMA verification of all our SA PGM operations by end of 2025. International Organisation for Standardisation (ISO) All our South African and US operations, as well as Sandouville, remain certified as per ISO 14001 and 45001. In 2022, ICT achieved full ISO 27001 (information security) certification. Formal certification was obtained on 14 April 2023. Task Force on Climate-related Financial Disclosures (TCFD) In 2021 we completed a TCFD diagnostic assessment. Recommendations from the assessment formed the basis of our TCFD project we embarked on early 2023. The focus is on climate- related risks, considering climate-related scenarios (our previous scenarios are from 2019) and enhancing our resilience to climate change. Our annual disclosure to the CDP is the mechanism by which we took the first steps to align with TCFD compliance. 2 See Climate change related disclosure and Sustainability content index &cedil; www.sibanyestillwater.com/news-investors/reports/annual, see also our CDP disclosure and our Sustainability content index. FTSE4Good We are a constituent of the FTSE4Good Index Series, which demonstrates our strong ESG practices. &cedil; See  www.sibanyestillwater.com/sustainability Bloomberg Gender-Equality Index (GEI) The GEI tracks companies committed to disclosing efforts to support gender equality. The index helps companies improve reporting on gender and benchmark themselves against a global standard. In 2022 we were included in the Bloomberg GEI, one of 484 companies globally and one of only eight in South Africa. Our inclusion is evidence of a high level of disclosure and overall performance across the framework’s five pillars. &cedil; See www.sibanyestillwater.com/sustainability Integrated Reporting & Assurance Services (IRAS) review IRAS’s 2022 review ranked Sibanye-Stillwater top in their Sustainability Data Transparency Index (SDTI) among South Africa’s metals and mining sector. Our SDTI score was 93.9% (up from 89.2% in 2021), placing us first in the sector and fifth overall among JSE-listed companies. DUE DILIGENCE Considered decision-making is embedded in our due diligence process prior to acquiring new assets. Our ESG due diligence includes, among others, environmental licence to operate, usage of scarce resources, clean energy solutions, labour practices, safety and health, community and related stakeholder engagements, anti-bribery and anti-corruption practices, accounting standards, and sanctions relating to ESG. Responsible sourcing Sibanye-Stillwater has set up an internal management structure and system to support supply chain due diligence. The system defines the governance, roles and responsibilities, procedures, communications and senior management review for due diligence practices in our responsible sourcing of metals. Our Responsible sourcing committee governs responsible sourcing practices. The committee oversees the responsible sourcing of platinum, palladium and rhodium; it reviews and assesses supply chain due diligence and approves the counterparties after discussion and appropriate risk mitigation. We expanded the scope of our Responsible Sourcing policy and framework to cater for other commodities such as nickel and gold. The Responsible Sourcing of Metals policy and framework have been aligned with London Metals Exchange and Conflict free gold standard guidelines and the London Platinum and Palladium Market guidelines. The amended policy and framework was adopted by our Responsible Sourcing Committee. &cedil; See www.sibanyestillwater.com/about-us/governance/ London Platinum and Palladium Market (LPPM) The LPPM has established a responsible sourcing programme to adopt high standards of due diligence to combat abuses of human rights, avoid contribution to conflict, apply anti-corruption practices such as anti-money laundering, and combat terrorist financing practices. The LPPM issued updated requirements for its Responsible Platinum and Palladium Sourcing programme. These requirements are being reviewed and will be implemented as part of the Group’s Responsible sourcing policy, and our Responsible sourcing framework, in Q2 2023. We note that the modifications (version 4) include, among other things, strengthened ESG guidelines, stiffer guidelines around ensuring access to whistleblowing mechanisms, and clarification in terms of assurance around country of origins. The LPPM limited assurance review for 2022 has commenced and was completed by the end of March 2023. Our precious metals refinery retained its Responsible Sourcing accreditation from LPPM for our platinum and palladium sponge. This year we have also achieved accreditation for our rhodium sponge. &cedil; See www.sibanyestillwater.com/sustainability London Metals Exchange (LME) Sibanye-Stillwater has successfully submitted our first Red flag assessment to the LME in June 2022. The LME added Sibanye- Stillwater Sandouville refinery to the LME approved brands list. Conflict free gold standard Following the expansion of scope of the Group’s Responsible Sourcing policy, due diligence and risk assessments have been carried out for all sources of gold-bearing material at the SA Gold operations. The Responsible Sourcing Committee approved four gold depositing toll treating counterparties. Business relationships Due process is followed with regards to those business relationships where our normal management controls do not apply (e.g., Mimosa). In the case of Mimosa, a technical committee (which includes technical experts from the managing partner, from Sibanye-Stillwater, and board members from both) meets quarterly. The outcome of the technical committee sessions feeds into the quarterly Board meetings through the technical committee chairperson. These sessions cover safety, health, environmental, climate change, and labour-related matters. GOVERNANCE IN SUSTAINABILITY: OUR CONSIDERED DECISION MAKING continued IR - 232

Remuneration report 234 Part 1: Background statement 236 Part 2: Remuneration policy 240 Part 3: Implementation report 252 SIBANYE-STILLWATER INTEGRATED REPORT 2022 233

REMUNERATION REPORT REMUNERATION AT A GLANCE Our remuneration philosophy is aimed at • Rewarding those who deliver on our purpose, strategy and targets so as to ensure that Sibanye-Stillwater creates value for stakeholders progressively over time • Recognition and reward for excellent performance • Pay parity for comparable roles (internally and externally) and fair differentiation of pay as per levels of responsibility • Fair remuneration, recognising the complex nuances and practicalities what is deemed fair Shareholder feedback Dissenting votes at the 2022 AGM on remuneration-related resolutions Remuneration policy Implementation report Non-executive directors’ fees 21.3% 26.6% 5.0% REMUNERATION POLICY CHANGES – 2023 The Remuneration Committee approved the following additions and changes to our remuneration policy for 2023 • Introduced a new methodology for moderating the applicable share price used in LTI awards and vestings with further provision for discretion by the Remuneration Committee to deal with anomalous LTI outcomes • Effected minor updates to the Minimum shareholding requirements (MSR) plan, clarifying the position for individuals who are promoted between roles where different MSR target levels apply Summary of remuneration policy Total guaranteed pay (TGP) Short-term incentives (STI) Long-term incentives (LTI) Minimum shareholding requirement (MSR) WHY Attract and retain skills Delivery on operational and functional strategies and targets Delivery on longer-term shareholder value creation Drive a culture of co-investment and accountability through further personal exposure to the share price WHO All permanent employees All permanent employees VPs and above Senior VPs and above WHEN Monthly Annual, combined with an eighteen-month deferral Three years Participants have five years to build up to the target minimum shareholding WHAT Market aligned (peer benchmarking) Linked to scoring on Personal performance and Operational delivery scorecards Sustainable shareholder value delivery scorecard Shareholding is measured through ‘committed shares’. Committed shares qualify for matching awards in the form of MSUs (with the same performance conditions as CSU’s) HOW Cash (base salary and benefits) Cash and share-based cash Share-based cash Target shareholding is built up through personal share purchases plus shares already held. Matching shares are settled in share-based cash Planned on-target remuneration mix for CEO, CxOs (Prescribed officers) and EVPs CEO (%) 100 28 10 24 18 16 12 32 30 30 Threshold On-target Maximum 0 50 100 A xi s Ti tle CxO (%) 100 32 13 24 19 16 13 29 28 28 Threshold On-target Maximum 0 50 100 All EVP roles (%) 100 37 16 24 20 16 13 24 25 25 Threshold On-target Maximum 0 50 100 TGP STI (cash bonus component) STI (deferred share-based component) LTI (ordinary stretch) LTI (max vesting) IR - 234

IMPLEMENTATION IN 2022 In addition to its routine duties, the Remuneration Committee oversaw progress in the following areas in 2022 • Enhancing remuneration fairness disclosures to provide greater transparency to stakeholders • Facilitating global mobility, conducting peer aligned remuneration benchmarking and setting executive remuneration levels • Applying appropriate ESG deductions to the LTI award vesting applicable to executive leadership in March 2022 taking into account the poor fatality-record experienced in 2021 • Implementation of the Minimum Shareholding Requirements (MSR) plan for senior leadership • Approval of shareholding commitments made by participants in the MSR plan Total remuneration for executive directors and prescribed officers – aggregated (R 000) Salary Pension scheme total contributions Cash bonus accrued Accrual of forfeitable share award Other cash payment Conditional share proceeds Other benefits Termination/ Separation benefits Total single figure of remuneration 2022 69,214 6,957 52,976 35,318 4,805 418,261 547 0 588,078 2021 51,446 4,421 30,532 20,354 8,201 679,531 0 0 794,485 In 2021 the aggregate remuneration was paid to a total of nine executive directors and prescribed officers, one of whom was appointed based in Europe within the final month of the year, rising to 10 in 2022 including one new appointment based in the United States from May 2022. STRUCTURE OF THE REMUNERATION REPORT This report is presented in three parts, in compliance with King IV specifications See &Atilde; PART 1 BACKGROUND STATEMENT Background to our workings and activities over the 2022 year and our approach going forward Pages 236 – 239 PART 2 REMUNERATION POLICY Information on our current and amended remuneration practices and how the main components of our executive pay packages will be determined for the 2023 remuneration cycle – as informed by our remuneration philosophy Pages 240 – 251 PART 3 REMUNERATION IMPLEMENTATION How we applied our remuneration policy and practices to the payment and rewarding of executive directors and prescribed officers since last year’s report, and disclosure of the fees paid to non-executive directors Pages 252 – 266 REMUNERATION REPORT continued IR - 235

PART 1 BACKGROUND STATEMENT Dear shareholders As I reported in last year’s remuneration report, in line with our commitment to taking ESG into account in a meaningful way in determining remuneration outcomes, the Remuneration Committee had decided to apply a 20% deduction to the STI payments for the 2021 cycle and on the LTI award vestings in March 2022 in respect of the high number of fatalities that were experienced in 2021. I am pleased to report the very significant turnaround in this respect in 2022, with a general improvement in safety lagging indicators year-on-year upwards of 20% and a lowest ever number of fatalities experienced in a calendar year since Sibanye-Stillwater was established. This is despite the substantial growth of the Group that now employs nearly three times the number of people than in its early days. These are remarkable achievements. While ensuring that we have an adequate weighting towards ‘Safety KPIs’ in the scorecards of management, we are confident that management nonetheless adopted an intense focus on safety as a moral and business imperative and succeeded in delivering a remarkable turnaround. Due to the exceptional share price performance over the three years from the LTI share awards date in March 2019 to the vesting date in March 2022 (and notwithstanding the ESG deduction imposed to the fullest extent enabled by the LTI contracts), the 2022 remuneration received from the 2022 vesting of LTI awards was again high and at comparable levels to 2021. The share price had increased over this 3-year period from a 20-day VWAP (volume-weighted average price) of R14.26 to R57.74, representing a total shareholder return — including dividends — of 354% over the three years, or an annual return of 67%. These are exceptional investment return outcomes enjoyed by shareholders and executives alike. While we recognise that commodity prices were a large factor in the outcome, Sibanye-Stillwater’s performance exceeded that of all but one of its peers by a substantial margin. We consider this to be a valid demonstration of pay for performance and alignment of outcomes for management with those of shareholders as per the intention of the LTI scheme. Although by far the majority of shareholders appreciated the correlation between pay and shareholder value and regarded the LTI pay outcomes as acceptable, a meaningful minority of shareholders voted against the 2021 Remuneration Implementation report, largely due their view of the LTI vesting outcome being ‘excessive remuneration’. Following consultation with concerned shareholders as well as major shareholders despite their having voted in favour of the Implementation report, the Remuneration Committee robustly interrogated the long-term linkage between pay and performance, the results of which are presented later on in this report - and which conclusively demonstrate that rewards for the executive management of Sibanye-Stillwater are strongly related to the performance that they deliver. Despite this, we have implemented some refinements to our remuneration policies to ensure that the share prices used in share price-linked remuneration are representative of the Group’s long-term value, and not influenced by short-term anomalies. The details of this moderating approach are outlined below. From an operational perspective, 2022 proved to be a challenging year, with major external disruptions affecting delivery against targets amid a global economic downturn that dampened commodity prices. This included the regional flooding in Montana, the protracted strike in pursuit of unsustainable wage demands at our South African gold operations, escalating power unreliability, and the progressive increase of organised criminal activities in South Africa that disrupted business continuity. Management is to be commended for dealing with these factors while also pursuing the strategy to build Sibanye-Stillwater’s green metals business in Europe and the Committee was mindful of relevant factors beyond their control when assessing performance such that the rewards for 2022 are appropriately in line with the performance achieved. Based on thorough reviews conducted on an ongoing basis by the Remuneration Committee together with necessary refinements from time to time, I am confident that Sibanye-Stillwater’s remuneration philosophy and policies are appropriately suited to reward executive management fairly in respect of the value that they deliver to all stakeholders, and to shareholders in particular. REMUNERATION REPORT continued IR - 236

Key remuneration disclosure drivers ESG as a factor in remuneration To support our efforts to embed ESG as a central component to the way we do business, management has further intensified its focus in this regard during the past two years. After a considered review of ESG shortcomings in 2021, we decided to implement a 20% discretionary reduction, both on the STI payout for 2021 and the LTI payout for March 2022, due to the high number of fatalities in 2021. Despite some good operational outcomes in other areas on the Operational Delivery scorecard, the 20% deduction on both STI and LTI outcomes was considered appropriate and one that signals to stakeholders that safety and other aspects of ESG remain prominent as a primary consideration in determining remuneration. We are confident that, through the inclusion of the ESG scorecard in the LTI share-unit vesting methodology together with the incorporation of ESG as a trigger event for malus and clawback, our approach to incorporating ESG in remuneration policy remains aligned with global best practice. The Board retained the weighting of 20% for ESG performance in the Performance Conditions applicable to LTI awards made in the 2023 cycle. We believe that our evolving Remuneration policy is having the desired effect, with the many aspects of ESG entering our lexicon, and with concomitant improvements in overall ESG outcomes. Of course, this is notwithstanding the deeply regrettable spike in fatalities that occurred in 2021. Remuneration fairness disclosure In their pursuit of equity and fairness, stakeholders are calling for more transparent and consistent disclosure on remuneration practices. The pay ratio between top and bottom earners remains the most prominent feature in the remuneration fairness conversation. Further, issues of race and gender feature strongly in calls for remuneration equity. To ensure that pay practice at Sibanye-Stillwater is in line with our expectations of equal pay for equal work, we appointed an external advisor to conduct a pay-parity study per functional discipline of our business. While no issues of material unfairness were found, as per recommendations we made some adjustments and refinements to improve our overall remuneration environment. The outcome of this was an upward adjustment in pay, totalling an extra R42 million (per year) for middle management and functional specialist level staff. Sibanye-Stillwater has for several years reported on the Gini coefficient and the Palma ratio to reflect the degree of pay inequality across income bands. While we recognise the emergence of other standard indicators, we will continue to report on these, as they allow for comparison on previous years. We have augmented our disclosures relating to remuneration fairness and pay-parity from previous cycles with additional analyses in the implementation section (part 3) of the remuneration section of the report. Remuneration Committee activities SUMMARY OF ACTIVITIES IN 2022 In addition to the standard governance and approval items on the Remuneration Committee’s annual work plan, the following matters were addressed • Introduced a new methodology for moderating the share price that will be used for making share price-linked LTI awards and for processing LTI vestings with effect from the 1 March 2023 awards. This provides for smoothing of the share price to determine representative value, removing volatility that would result in remuneration being distorted by anomalous effects; and ensuring remuneration is more closely tied to actual performance delivered, rather than incidental consequences of short-term commodity price movements, and other short-term factors affecting the share price • Further incorporated into the Senior management incentive plan rules an overriding Remuneration Committee discretion to apply further downward modification to the LTI vesting outcome in exceptional circumstances; the Remuneration Committee has the discretion to apply the amount ‘deducted’ in terms of this provision towards suitable community-related causes • Considered the ESG deductions applicable to the LTI award vestings to executives in March 2022, taking into account 2021 fatalities • Conducted a more stringent analysis of historical remuneration, demonstrating the linkage of pay with performance • Implemented the Minimum shareholding requirements (MSR) plan for senior leadership, and approved shareholding commitments made by participants in the MSR plan • Effected minor updates to the MSR plan to clarify arrangements applicable on promotion • Monitored remuneration trends by gender and race and strengthened remuneration fairness disclosures to provide greater transparency to stakeholders on remuneration fairness • Evaluated implications of increasing global mobility and geographic diversification for remuneration benchmarking and setting remuneration levels • In collaboration with the Social, Ethics and Sustainability Committee, enhanced the maturity of the ESG scorecard for evaluation of sustainability and ESG performance in 2023 FOCUS AREAS FOR 2023 • Review remuneration benchmarking in the context of increasing global mobility and the Group’s increased geographic diversification • Continue to review the fairness of Sibanye-Stillwater’s remuneration practice and further advance the maturity of remuneration fairness disclosure in the context of global trends and regulatory developments • Critical and technical skills retention programmes • Continued focus on appropriateness and extent of ESG as a factor in incentive determinations REMUNERATION REPORT continued IR - 237

Non-binding advisory votes Shareholders will once again be given the opportunity to vote on two separate non-binding advisory resolutions at the forthcoming AGM (26 May 2023): one on the Remuneration policy report (part 2 of the remuneration section), and the second on the Remuneration implementation report (Part 3 of the remuneration section of this report). In the event that either or both are voted against by more than 25% of entitled voting rights exercised by shareholders, Sibanye-Stillwater commits to implement measures, including engagement with dissenting shareholders, in an attempt to address all legitimate and reasonable objections and concerns, and to disclose how these objections and concerns would be addressed in next year’s Integrated report. At the AGM held in May 2022, 21.3% and 26.6% of shares voted were against the Remuneration policy and Remuneration implementation reports respectively. Since the resolutions on the Remuneration implementation report did not receive votes above the required majority, we engaged with concerned shareholders, institutional shareholder advisory services as well as with some major shareholders who had voted ‘in favour’, in order to understand their reservations and concerns relating to how we implemented remuneration in 2021. Based on the information obtained, I wrote an open letter to concerned shareholders on 28 September 2022, providing a detailed statement of all the concerns raised and our position on the issues, including the actions that we intended to take to address their concerns. The table below provides an overview of the main points arising from these shareholder engagements and a summary of our responses. The very high value achieved by the executives on the vesting of their LTI awards (awarded in March 2018, vested in March 2021), with specific reference to the value of the vesting of the CEO’s LTI awards, which vested in 2021 The March 2018 LTI awards were made and vested in accordance with the remuneration policy that had been consistently supported by shareholders, and the outcomes reflect the exceptional performance that was delivered over the period, with Sibanye-Stillwater well exceeding the total shareholder returns delivered by all but one of the peers over that time. Our review confirms that the arrangements in place result in a strong pay for performance linkage and are effective in aligning executive management with shareholder interests, who were the beneficiaries of a 67% per annum total shareholder return over the 3 years. However, we have recognised a need for refinements to avoid the impact of anomalous short-term share price fluctuations distorting the outcomes. Going forward, we will adopt a price smoothing mechanism that ensures that we use a share price which represents longer-term value delivery to shareholders. In addition, the rules have been updated to include provision for Remuneration Committee discretion in respect of the value on vesting to cater for exceptional circumstances which we did not have in the past given the contractual nature of the LTI awards once granted.. High levels of executive pay in general when, in particular, contrasted against post-Covid and other economic challenges in South Africa and to the recent performance of the Group We continue to maintain that our approach to remuneration benchmarking is well founded, well applied, and represents common market practice – albeit that we favour paying a slightly lower base pay compared to ‘market’, combined with a slightly higher than ‘market’ potential variable pay. We will continue to apply this basis until changes in market practice warrant otherwise. We do so in the interests of paying a fair and competitive price as well as offering appropriate incentive pay opportunities in order to attract, employ and retain the executive talent we seek such that they will be suitably engaged and rewarded for their efforts in driving forward the company’s strategies, outcomes and stakeholder value. The level of disclosure relating to pay differentials as well as KPIs and performance outcomes Readers of our Integrated report will readily appreciate the difficulty faced in ensuring the right balance between detail and conciseness for the purposes required. Our Integrated report is already a very extensive and detailed document and the remuneration report comprises a considerable portion of it. There are indeed further disclosures we will have to make should the South African Companies Act be amended in the form that was last circulated for comment. We have considered carefully the specific suggestions or requests made to add further granularity in future and have made some further changes. Apparent inconsistency in retirement ages in the Group There is no policy or requirement that the retirement age needs to be the same everywhere across the Group and, in fact, the retirement age is different for every region/domicile where we operate according to local practices, needs and employment legislation. With the executive leadership of the Group becoming more global, international peer comparisons provide the most appropriate reference points on which to base retirement ages. A concern that union member employees should be given the same percentage increase as workers on other mines The Group applies a remuneration policy that pays attention to both external and internal parity in terms of remuneration levels, in order to avoid discrimination and unfairness. When it comes to applying this comparative principle to the pay levels of unionised employees, the focus is on the actual and potential levels of pay rather than the percentage increases being made in any one year by other companies. As such, our emphasis is on the absolute figures that are (or can be) earned and not on the percentage increases being applied elsewhere. Furthermore, annual increases in pay are also influenced by financial sustainability considerations at the units where collective bargaining is conducted. These vary across the Sibanye-Stillwater operations according to their particular circumstances and are taken into account through the wage negotiation process. Shareholder concerns and feedback RESPONSE REMUNERATION REPORT continued IR - 238

Remuneration consultants During the year, management and the Committee consulted with remuneration experts at PwC to assist with remuneration-related aspects including, among others, benchmarking of remuneration for the executive directors and non-executive directors, design and benchmarking of the C-Suite remuneration structure, review of market practice on the application of fatalities, modifiers to incentives, and finalisation of design of the Minimum Shareholding Requirements plan. The Remuneration Committee, separate from management, continues to engage with its expert remuneration advisor, Martin Hopkins: Head of Reward Advisory Services at Bowmans. We are satisfied that these consultants are independent, objective, well qualified, and suitably experienced for our purposes. Appreciation Lastly, I would like to thank my Remuneration Committee colleagues for their assistance in ensuring that we pay proper attention to the key aspects of remuneration in the Group (both the development of policy and practice as well as its implementation) and that we deliver on our mandate appropriately. I also extend my thanks to the members of the management team for their hard work and dedication during another challenging year. We also acknowledge and appreciate those shareholders and proxy advisors who gave us constructive and candid feedback on our policies and practices. Tim Cumming Chairman: Remuneration Committee 24 April 2023 REMUNERATION REPORT continued IR - 239

PART 2 REMUNERATION POLICY Function of the Remuneration Committee The Remuneration Committee assists the Board in discharging its responsibilities for setting and administering remuneration policies and practices in line with the Group’s strategies, objectives and long-term interests. It has a particular focus on the remuneration of executive directors and the CxOs (our prescribed officers), while also considering the next layers of leadership. Our prescribed officers are members of the C-suite, which serves as the Group’s Executive Committee (Group Exco), constituting what King IV refers to as ‘executive management’. The Remuneration Committee also exercises oversight over the broader remuneration philosophy and practice with particular reference to remuneration fairness and internal pay-parity. We are mandated through, and act on the basis of, the Remuneration Committee’s Terms of reference. (See &cedil; www.sibanyestillwater.com/about-us/governance) These Terms of reference are fully compliant with the requirements and principles of King IV. The Remuneration Committee is responsible for • Considering and recommending the remuneration philosophy for all employment levels in the Group, with a particular focus on the remuneration of the Group Exco • Recommending to the Board the remuneration payable and conditions of employment for executive directors, and approving the remuneration payable to prescribed officers The Terms of reference did not change in any substantial manner during the year under review. The Remuneration Committee is satisfied that, throughout 2022, Sibanye-Stillwater complied with its Remuneration policy and that no material deviations were noted. Composition and operation of the Remuneration Committee • There were no changes to the committee’s membership during the year • The committee members comprise Timothy Cumming (Chairman), Savannah Danson, Harry Kenyon-Slaney, Vincent Maphai, Nkosemntu Nika and Keith Rayner • All members are independent non-executive directors • The committee meets formally at least four times a year but met five times during 2022, including a special meeting to consider the revised incentive design; between meetings, it also reviews and agrees on numerous resolutions via round robin, which are recorded at the next committee meeting • All meetings were quorate, and attendance by committee members is recorded in the section. &Atilde; See Detail about Board committees, page 268 • In addition to committee members, the CEO, the Chief Organisational Growth Officer (who has accountability for Group leadership development, organisational culture and senior talent mobility and growth) and SVP: Corporate Strategy (who supports the alignment of incentive remuneration with delivery of the Group’s strategic priorities and outcomes) typically attend our meetings, with the Company Secretary performing committee administration • None of the executive management in attendance at meetings, all of whom provide material assistance to the committee, do so as of right; and they are recused when their own remuneration is being discussed • Independent consultants include Martin Hopkins (Head of Reward Advisory Services at Bowmans) and remuneration specialists from PwC who attend meetings to provide expert advice • We agree on an annual work plan that guides our agendas and areas of focus for our four meetings over the year Remuneration philosophy vs remuneration policy Sibanye-Stillwater’s remuneration philosophy aims to underpin the development and delivery of the strategic ambitions of the Group while reinforcing the desired corporate culture, consistent with our iCARES values. As a priority, it supports the attraction and retention of talent in support of the Group’s strategic workforce plan as well to reward employees fairly and appropriately across the organisation. It remains key as an objective that the Group be regarded as an organisation that encourages, recognises and rewards high performance and delivery on our business plans and strategic focus areas, &Atilde; see Advancing our three-dimensional strategy, page 35. Our pay positioning strategy strives to ensure fairness and parity across all remuneration decisions and offer employees a rewarding work environment where they can develop their careers and earn a good living. We seek at all times to make sure that our remuneration policies allow us to attract, develop, retain and motivate talented and skilled people, particularly at senior and top management levels, taking into account our multinational footprint. We want our systems to encourage value accretion, to reward opportunities harnessed and to recognise continuous improvement while at the same time enjoying an appropriate work-life integration. We benchmark our remuneration policies and structures regularly against relevant peer groups to ensure reasonable external parity and competitive remuneration in the context of the global market for talent. In addition, employee remuneration levels and potential are compared internally to ensure appropriate parity or differentiation. We value the insights that benchmarking provides, which we recognise offers important data points to remain competitive and ensure fairness in our overall remuneration structure. Sibanye-Stillwater’s remuneration philosophy is founded upon the simple recognition that various forms of capital are engaged in delivering business performance over time and that each seeks a fair return. Shareholders and creditors (financial stakeholders) have provided the financial capital which, along with the retained income from internal capital generation, is applied in acquiring and developing resources/reserves (mining assets), physical assets (plant and equipment), and human capital (employees, including executives). In addition, the countries and the communities in which the mines operate should also be seen as seeking a return on their provided capital – which is afforded to them through mining royalties, income taxes, employee taxes, property rates and other levies, and expenses paid by the Group. However, although some mining assets are clearly superior to others (in terms of the potential REMUNERATION REPORT continued IR - 240 for extraction of value), the success of a mining business strategically depends on the skills and application of its employees to deliver financial and shared value to all stakeholders. Furthermore, in order to drive and motivate exceptional performance, the financial stakeholders believe in the principle of sharing gains achieved on a basis that is fair and competitive. The consideration of fair and responsible pay is an inherent component of Sibanye-Stillwater’s remuneration philosophy, particularly in light of the diverse demographic of employees within the various jurisdictions in which the Group operates. In applying Sibanye-Stillwater’s remuneration philosophy and principles to our design of incentives, we are cognisant that there is no ‘one size fits all’ approach and that the expected result must be contextualised to ensure that appropriate value is derived for both executives and financial stakeholders. GUIDING PRINCIPLES INFORM OUR REMUNERATION POLICY The key guiding principles that underpin our remuneration philosophy and which provide the framework for the design of our remuneration policies and practices, are FLEXIBILITY Accommodate diverse employment market practices across a multi-regional group with remuneration reflecting evolving job requirements and, where relevant, embracing global mobility in a digital-first world of work. TRANSPARENCY Provide executives and staff with clarity on their roles and performance expectations and ensure that they understand how the remuneration practices and structures apply to them. EXTERNAL COMPETITIVENESS Adopt appropriate pay levels and structures for comparable jobs within the employment markets where we operate being mindful also to take into account the multi-regional responsibilities of some executives. INTERNAL COMPARABILITY Apply remuneration practice that ensures similar jobs are paid equitably across the Group within relevant employment markets without discrimination on the basis of factors not related to the role performed. RECOGNITION Reward performance through appropriate base-pay progression, STIs (bonuses) and, where applicable, LTIs. Extraordinary performance and contributions are rewarded at a level that signifies the value of the employee to the organisation and encourages retention and further commitment. Fair and responsible remuneration We remain committed to remuneration fairness across all levels of the organisation. Fairness in remuneration is a complex matter which must be considered from the perspectives of different stakeholders – employees, shareholders and the broader community in which we operate. Different groups often hold conflicting opinions on what constitutes fairness and we welcome feedback as we continually seek to balance these differences and strive to carry out our responsibilities to the Group. The two key criteria in considering what is fair are external parity and internal parity. By this we mean • External parity: how does remuneration compare relative to other people who undertake a similar role, have similar levels of skill, experience and responsibility in comparable organisations within the applicable country or regions? • Internal parity: how does remuneration compare relative to other people who are also working at Sibanye-Stillwater, in the same or similar roles in terms of their respective levels of work, skills, experience and responsibilities? REMUNERATION REPORT continued IR - 241

Accordingly, through application of appropriate policy, we seek to ensure that we are fair and equitable in this regard, with no discrimination that could be attributed to differences in race, gender or any other personal factor that has no bearing on the person’s ability to perform. Sibanye-Stillwater is committed to annually assessing its Gini coefficient (initiated four years ago), as well as analysing pay discrepancies. We also determine our Palma ratio and monitor our internal pay gap. As in previous years, this exercise included monitoring pay at the operator level (lowest level of pay) and the total rewards offered to employees to determine how to improve their wellbeing. We also recognise the need to pay attention to the challenges of unreasonable, or disproportionate, income disparity in terms of executive pay versus pay for workers at the lower end of the scale. We also note that, with upward fluctuations in the ‘war for talent’, we are compelled to follow and compete with the remuneration trends of global business. Part 3 of this report provides a comprehensive review of remuneration fairness across our operations, with key indicators to track our progress in terms of fair and responsible remuneration, including gender pay-parity initiatives. As noted in the background statement, the disclosure is augmented in certain respects for this reporting cycle. Remuneration practices and benchmarking Sibanye-Stillwater integrates remuneration policies and practices with organisational development strategies, to ensure employee focus is aligned to the purpose and goals of the Group. At a transactional level this is achieved when employees are provided with meaningful and value-adding work, as well as developmental opportunities supported by a clear understanding of how their work contributes to business performance. Engaged employees who identify with the culture and strategic goals of the business should, through application of their discretionary efforts, deliver good performance which is a cornerstone of our vision. The Group takes care to design and implement remuneration structures which calibrate realistic performance targets with clear long-term sustainable value creation objectives that will enable earnings deferral for the senior leadership group as necessary. Superior value for our stakeholders is created through the attainment of both short- and long-term operational, financial and sustainability goals, and variable pay plans are specifically designed to avoid one being favoured over the other. Our remuneration practices prioritise the sustainability of the business, development of leaders and the management of emerging talent. Benchmarking approach The Group has evolved markedly through various acquisitions in recent years and this caused the organisation to alter the way in which it benchmarks its remuneration practices from 2020. We seek to ensure that we draw comparisons with companies of similar size and scale using broadly comparable remuneration practices. Our approach also takes into account that Sibanye-Stillwater has now evolved into a multinational group and that the relevant ‘market’ includes companies from the US, South Africa, Europe, Canada, and Australia. The benchmarking process compares key financial and operating metrics to local and international companies of comparable portfolios and applies industry standards in terms of weightings and cost of living adjustments (COLA) in order to develop appropriate benchmark data. It covers both guaranteed and variable components, providing for a total reward structure. Recognition of performance Sibanye-Stillwater’s pay mix As disclosed in previous reports, Sibanye-Stillwater aims to be slightly more geared towards ‘pay for performance’ than the typical market practice by providing for more exposure on its variable pay (STI, deferred STI and LTI components) and setting the TGP (total guaranteed package) levels slightly lower. While market practice is used as a reference point, due consideration is given to jurisdiction and market differences insofar as they pertain to Sibanye-Stillwater. The Sibanye-Stillwater pay mix design aims to reward management in support of outcomes that will deliver sustainable stakeholder value. This comprises a progressive increase in incentive pay with greater weighting towards LTI at the more senior roles. This is reflective of the expected timescale and impact of roles discharged by incumbents at the respective levels. A geared approach weighted towards incentive remuneration affords employees the opportunity to earn their variable remuneration aligned to their strategic contribution based on timescale and scope of impact of the role. Consequently, the variable pay of the CEO and CxO roles has a greater weighting towards the LTI (shareholder value delivery scorecard) supported by operational EVPs who have a more balanced approach between LTI and STI, and SVP and VP roles having a greater weighting towards the STI component. Ensuring the link between strategy and remuneration Sibanye-Stillwater continues to evolve as an enterprise in commodity type, size, reach, jurisdictions and complexity and we regularly assess whether our remuneration scorecards remain properly aligned with the Group’s goals and objectives. We take care to ensure that the scorecards resonate meaningfully with our employees and that they are aligned with a reasonable set of achievable, though challenging, personal and business outcomes. Embedding ESG excellence in the way we conduct business is a core priority for our Group as a whole and we continue to enhance the ways in which we target, measure and reward our overall ESG performance. Values-based decision-making is also at the core of our culture and we want our incentive systems to promote this approach to leadership, management and work. We regularly interrogate our incentive measures, reflecting on what behaviours they tend to promote and whether these support our business objectives. Safety, production quality and efficiency as well as cost reduction are key drivers. As part of this assessment we not only consider ‘what’ we measure but ‘how’ we measure, to ensure that there is always a strong link between pay and performance. Corporate strategy development and how it relates to operational planning are covered in &Atilde; Our purpose, vision and strategy, page 32, &Atilde; Advancing our three-dimensional strategy, page 35, &Atilde; Managing our risks and opportunities within the external operating environment, page 37. REMUNERATION REPORT continued IR - 242

Performance-based remuneration Sibanye-Stillwater uses three scorecards to guide and then measure the success of the organisation (collectively) and executives (individually) in delivering on business plans and on our strategy. These are the primary inputs to determining variable pay. The first two scorecards relate to measuring short-term performance and evaluate delivery on our business plan and personal KPIs as well as our strategic focus areas. OPERATIONAL DELIVERY Covers the four key operational metrics for the Group: safety, cost, production and orebody developed state; these are described in more detail later PERSONAL PERFORMANCE A mix of key result areas to judge how the executive performed as a manager and leader within their specific area, noting their range of responsibilities in terms of their contribution towards fulfilment of the corporate strategy SUSTAINABLE SHAREHOLDER VALUE DELIVERY Value to shareholders over a rolling three-year period; the scorecard reflects the key leading indicators of shareholder value: social legitimacy to operate, represented by the Group’s ESG performance, and financial legitimacy to operate, represented by the Group’s capital efficiency; complemented by shareholder returns as a lagging indicator STI and LTI remuneration is determined by performance against these scorecards Changes to the remuneration policy Following deliberations during 2022, our remuneration policy was enhanced in the following ways • Introduction of the Minimum shareholding requirements (MSR) plan, effective from 1 March 2022 • Adoption of share price moderation for determination of a more representative share price when determining the LTI awards - both at the time that the share price linked awards are made and then again when the LTI awards vest three years later • In addition to the LTI share price moderation process mentioned above, the Remuneration Committee will also have additional discretion to exercise further moderation on LTI outcomes should the circumstance deem it warranted on awards made from March 2023 onwards REMUNERATION REPORT continued IR - 243

Remuneration elements Sibanye-Stillwater’s remuneration structure includes the following elements ALIGNMENT WITH REMUNERATION PHILOSOPHY Total guaranteed pay (TGP): base salary and allowances including provision for medical and retirement contributions With reference to the relevant market benchmark, as revealed in remuneration surveys; this provides the foundational element of the remuneration mix Short-term incentives (STI): annual incentive based on a combination of operational delivery and execution of approved business strategies (split between cash and a deferred portion) Performance-based reward providing immediate recognition for superior performance during the year principally linked to KPI factors (operational and personal) within management’s control A deferred performance-based reward (for retention purposes), incorporating a limited alignment with delivery of value to shareholders through medium-term exposure to share price movement Long-term incentives (LTI): share price linked awards, with the value on vesting being determined through leading and lagging indicators of shareholder value delivery (Performance conditions) Motivation and retention, with a strong performance component rewarding sustained delivery of superior shareholder value over the longer term. Aligns outcomes for management with outcomes for shareholders Minimum shareholding requirements (MSR) Drive a culture of co-investment and accountability through personal exposure to the share price All remuneration elements, including those that are share-based, have been cash-settled as from the 2020 remuneration cycle. Further, this exposure to fluctuations in Sibanye-Stillwater’s equity value is bolstered by share price-related performance conditions on the LTI awards. In addition, the personal holdings that many of our executives and senior managers elect to hold in the Group (by investing cash remuneration in open market dealings) reflects their confidence in the Group. As of March 2022, the MSR plan further ensures that executives are significantly invested in the Group and aligned with other shareholders in that regard. Composition of total remuneration package – executive directors and management As mentioned above, there are three performance pillars that determine remuneration: the personal performance scorecard, the operational delivery scorecard and the shareholder value delivery scorecard. The personal performance and operational delivery scorecards influence STI rewards, including the deferred share- based component. Additionally, the personal performance and shareholder value delivery scorecards influence the share price linked LTI. Note: the impact of share price appreciation is not taken into account in the analysis presented here. In setting the KPI targets used with the different scorecards to evaluate scoring the organisation’s or executive’s performance against those planned targets, three levels are specified: threshold, on-target and maximum (stretch). The diagrams that follow indicate the composition of total pay made up by the various elements under three different scenarios. Threshold performance relates to the minimum acceptable level of performance expected. If this is not achieved for any particular KPI then that KPI carries a zero scoring for purposes of determining the STI or LTI score. Additionally, if, on aggregate, the threshold performance level is not attained then only the TGP would be paid. On-target performance relates to where the executive’s targets, set in terms of the operational delivery scorecard and personal performance scorecard, have been met, and correspond with a performance rating of 3 (on a scale of 1-5). On target performance achieved corresponds with paying a 100% of the incentive award value. In terms of the Shareholder value delivery scorecard, on- target performance corresponds with a 100% vesting score. Maximum performance relates to where stretch performance outcomes have been achieved on all three performance scorecards. (A highly unusual achievement). This results in an STI reward that is 200% of the on-target STI. The performance share unit profile is adjusted for stretch personal performance at allocation (e.g., a 5 rating on the personal performance scorecard is regarded as a ‘top performer’). This results in an additional quantum of share units being awarded (i.e. an on award multiple of 200% of the ‘good performer’ allocation). Further to the personal performance enhancement outlined above, an additional vesting quantum may also be earned as a consequence of top delivery on the shareholder value delivery scorecard (which consists of total shareholder return, return on invested capital, and ESG) which would result in a 250% performance condition. The maximum remuneration outcomes for the LTI component in the diagrams distinguish the remuneration based on achieving a 250% performance condition at an on-award multiple of 100%, and the additional remuneration that could be earned through an on- award multiple of 200%. REMUNERATION REPORT continued IR - 244

Range of performance-related pay by executive CEO (%) 100 28 10 24 18 16 12 32 30 30 Threshold On-target Maximum 0 25 50 75 100 CxO (%) 100 32 13 19 24 13 16 28 29 28 Threshold On-target Maximum 0 25 50 75 100 EVP (%) 100 37 16 20 24 13 16 25 24 25 Threshold On-target Maximum 0 25 50 75 100 TGP LTI (ordinary stretch) STI (cash bonus component) LTI (max vesting) STI (deferred share-based component) Percentages in stacked bars may not add up to 100% due to rounding. Total guaranteed pay (TGP) TGP levels are reviewed against market benchmarks at least every 24 months, or as required. The benchmark for TGP tracks the market median, derived from independent remuneration surveys of peer mining companies, with differentiation by territory. The median is the first point of reference as a benchmark, and other factors taken into consideration include the time spent in role and the extent to which the executive fulfils all aspects commensurate with the role. At the time of assessment, an executive’s actual remuneration may well be different to the median level, for reasons mentioned above. For consistency in application, the Group makes use of a comparator peer group of companies, using surveys by Mercer and Hay (US PGM) and PwC (SA operations), backed by independent advice from external consultants. Further verification is also obtained from competitor company proxy statements. This practice of benchmarking is also used extensively for sub-executive levels. Sibanye-Stillwater’s international expansion is mirrored by an increase in responsibilities for the executive director and the CxO roles. Accordingly, our benchmarking methodology has progressively taken into account the executives’ growing international responsibilities, focus of attention, and involvement. Noting our remuneration philosophy (i.e. a larger variable pay component, with TGP positioned slightly below the market median), each executive’s TGP benchmark reference point is derived by retrofitting Sibanye-Stillwater’s pay mix on the weighted in-role total reward benchmark reference point. With regard to the Chief Regional Officer (CRO) roles, the benchmark considers the CRO’s regional and international in-role exposure from a total reward perspective. However, to ensure our pay is competitive, CRO pay mix is assessed relative to the jurisdiction where they work. In instances where significant anomalies were identified between these two data points, we did a calibration analysis to ensure the fixed remuneration component was consistent with the CRO’s in-role jurisdictional exposure. This was particularly relevant for the CRO Europe position, where the market favours a greater share of fixed remuneration. The comparator group for this purpose was determined in 2019, and during 2021 we added Sasol as one further constituent to balance the mix between SA-domiciled and international companies. The table sets out the comparator group constituents. South Africa-focused Anglo American Platinum Ltd Impala Platinum Holdings Ltd Gold Fields Ltd Kumba Iron Ore Ltd Sasol Ltd International (global)-focused AngloGold Ashanti Ltd Newmont Corporation Barrick Gold Corporation South32 Limited Fresnillo Plc Turquoise Hill Resources Ltd Kinross Gold Corporation Yamana Gold Inc Newcrest Mining Ltd The benchmarking methodology considers the median (and spread) of the relevant role under consideration for the same or similar job types at both South Africa-focused companies and international-focused companies and then further considers the extent to which the particular executive’s current responsibilities and involvement are split between regional/local matters and international matters. Once the benchmark ‘price’ has been determined, we consider the extent to which the executive warrants being paid above or below that benchmark figure, depending on the other factors mentioned above. REMUNERATION REPORT continued IR - 245

Performance-based incentive plans Short-term incentives (STI) The focus of the STI is to incentivise management to achieve safe, sustainable, and cost-effective delivery and to progress the Group’s strategic goals. While the STI component of the incentive plan rewards those elements of performance that are mostly within the control and line-of-sight of employees, the LTI is conditional on the achievement of longer-term financial hurdles that are aligned with shareholder value creation. See below for a graphic of how STI is calculated and settled. For 2022, weightings of operational performance versus personal performance are as follows: Deployment Operational performance (%) Personal performance (%) South Africa: those with direct line responsibility for production operations 80 20 Operating segment management, services functions and all US management 70 30 Group executives and corporate office 70 30 Operational delivery performance As indicated earlier, performance on operational delivery is determined by KPIs on safety, production, cost, and readiness for future production. For 2023, the measures used will be similar to those adopted for 2022, as provided in the implementation section of this report, with evolution of the safety measures to secure greater focus on how well leading indicators are managed. Provision will also be made for the performance of the Group’s European operations to be included with a weighting commensurate to their contribution to Group financial outcomes and their strategic significance. The forthcoming year’s targets (as per business plan) are used to set operational delivery targets. The Board pursues an intensive process to review and approve business plan commitments that are a fair statement of what Sibanye-Stillwater’s orebodies are capable of delivering. In determining the targets, consideration is given to performance that is realistically achievable, given the levels of operational risk that would normally be experienced, while allowing for an element of ongoing improvement in safe production. The on-target level of operational delivery therefore represents expected performance of diligent and assiduous management. Monthly variability in operational delivery is used to determine a suitable performance range, spanning from the threshold to maximum/stretch performance levels for the year. Maximum performance reflects exemplary management of operational risks to substantially below the historical exposure. It represents the performance that can be achieved through an exceptional management effort, with monthly operating results nearing maximum potential. Bearing in mind that losses from disruptive risks tend to be more substantial than outperformance when risk is controlled, the threshold target is therefore typically positioned further from on- target than is maximum/stretch target. At the start of each performance cycle the Remuneration Committee approves the KPIs, target performance levels and KPI ranges (i.e. threshold to maximum/stretch) for the Group’s operational delivery. REMUNERATION REPORT continued IR - 246

Overall Group operational delivery is a weighted aggregate of the performance of the major operating areas of the business. The threshold and stretch targets are set with threshold performance resulting in a 0% rating for each measure, on-target resulting in 100% and a maximum/stretch performance outcome resulting in a 200% rating for each measure. Criteria to determine and adjust performance targets The Remuneration Committee has the discretion to adjust targets during the year in response to anomalous events beyond management control, or where there are conscious value-adding (or loss-saving) operational departures from the Board-approved plan, and where these events cause material deviations from approved targets. Examples of such events may be instances of force majeure, such as unavailability of services from national utilities, or extreme weather events. Personal performance The Remuneration Committee and the Audit Committee have oversight of the personal performance scorecards of the CEO and the CFO. On conclusion of each annual cycle, the Remuneration Committee reviews the performance determinations of the executive directors and the rest of the Group Exco as the basis of approving STI payments and LTI awards. The personal performance scorecards are largely structured around the strategic focus areas as well as their leadership responsibilities. As mentioned above, the Group uses a rating scale of 1 - 5 where on-target rating is scored as a 3, corresponding to a 100% performance component rating, with 5 resulting in a 200% rating for this component. If the personal performance evaluation of any executive falls below 2.5, then no STI (cash or deferred share price linked incentive) is awarded. Maximum STI achievable If maximum/stretch targets are achieved on both the operational and personal performance scorecards, the maximum incentive would be double the on-target bonus level for those elements. Deferral of a portion of STI into share price-based remuneration All VPs (and above) have 40% of their overall STI awarded to them as a deferred share-linked award, which will be settled in cash in two equal tranches after 9 and 18 months from the award date. The value of the cash received will vary directly according to how much the share price varied between the date of the award and the date it becomes payable. To ensure use of a share price more representative of the sustainable value of the Group (without undue influence of short- term fluctuations), a revised methodology has been adopted for determining the applicable share price for both STI and LTI awards and their vesting with effect from the 2023 incentive cycle. The 30- day VWAP at the award or vesting date as applicable will be the price used to determine the number of share units to be awarded, as well as the cash-settled value to be paid when awards vest. The price will be subject to a cap and floor above and below the 200- day moving average set at one-and-a-half standard deviations of the daily closing prices over the 200-day moving average period. This ‘cap and floor’ technique is applied in the same way as one uses Bollinger bands when doing technical analysis (or ‘charting’) in portfolio management. This price determination mechanism will also be used for MSU awards made under the MSR plan. In the event of an employee resigning or being terminated for cause after the award has been made, the deferred portion of the incentive will be forfeited, with a pro-rata payout applicable in the case of no-fault terminations. In the case of retirement at normal retirement age, the awards will run to the scheduled date for vesting. Long-term incentives (LTI) Determining allocation quantum Annual LTI awards follow the current Sibanye-Stillwater senior management incentive plan for VP level and above. The value of the award is a function of annual TGP multiplied by a factor related to job grade (on-target percentage) and further multiplied by a factor related to their personal performance score as determined through their scorecards. The performance factor applied in this latter case is determined by reference to the figure and table below. This approach was revised for awards made in 2021 as an improvement on the previous basis, which had used discrete stepped intervals in the payout curve as opposed to a continuous payout curve, which allows linear interpolation across the range of performance levels. % ON AWARD MULTIPLE (%) Personal performance rating 2 2.5 3 3.5 4 4.5 0 50 100 150 200 REMUNERATION REPORT continued IR - 247

Personal performance rating Value as a % of value for on-target performance 1.0 – 2.5 0 2.6 – 2.9 20 - 80 3.0 – 3.5 100 - 150 3.6 – 4.1 157 - 193 4.2 – 5.0 200 The LTI awards vest on the third anniversary of the award date, dependent on the extent to which the performance conditions have been met. The award is forfeited in the event of resignation of an executive or termination for cause. In the case of no-fault terminations, a pro- rata payout will be applicable, except in the case of retirement at normal retirement age, whereby the awards run to the scheduled date for vesting. Performance conditions for vesting The proportion of the LTI awards that vest after the three-year period depends on the extent to which Sibanye-Stillwater has performed relative to the three performance conditions over the applicable performance period. As part of the incentive redesign, a detailed process was performed to align the performance conditions with the refreshed strategy of Sibanye-Stillwater, with a strong focus on effective capital allocation. Following the review of the incentive design during 2020, the Remuneration Committee introduced the use of a third performance condition for the 2021 cycle that measures ESG factors. The three conditions that we now use to determine the extent to which LTI awards will vest are: Relative TSR , ROIC and ESG – which are weighted 50%, 30% and 20% respectively. These weightings apply to the 2023 award cycle but may be adjusted for future award cycles if deemed appropriate for improved strategic alignment. For the 2023 awards, the performance conditions will be evaluated over two trailing years and three prospective years concluding the build up to the design parameters of the plan. Relative TSR (total shareholder return), the greatest weighting, represents the ‘lagging indicator of value delivery’ and market sentiment, with ROIC (return on invested capital) and ESG providing a counterbalance, representing a set of factors that can be considered as ‘leading indicators’ of market performance. ROIC enables a more agile and simple approach in measuring performance than ROE or ROCE, which are quite common performance conditions in assessing LTI vesting. ROIC focuses on the extent to which one ‘sweats’ the assets and on generating cash and quality earnings. Good ESG performance has become widely recognised as a critical leading indicator of sustainable superior returns by many investors, and is now commonly tracked as a performance measure in both LTI as well as STI schemes. The proportion of the LTI award that will vest at the end of each award cycle ranges from 0% to 250% of the initial award amount, dependent on the evaluation of the performance conditions. Achieving the upper end of that range would be very rare and would depend on stellar outcomes on all fronts. To ensure the use of share prices representative of the Group’s sustainable value on award and on vesting, the same price determination mechanism as described for deferred STI will be used for LTI awards as from the March 2023 award cycle. More detail and further rationale for each of these performance conditions are set out below. Relative TSR – 50% contribution to the performance condition One of the important aspect of determining the TSR comparator group is catering for the fact that we mine gold and PGMs with an increasing exposure to ‘battery metals’ while many of the constituents of a comparator group are single-commodity companies. To better reflect Sibanye-Stillwater’s commodity exposure it was decided in 2020 that for future LTI awards the TSR will be assessed against a market-cap weighted reference TSR. This is determined with a two-year trailing performance period and a three-year prospective performance period, resulting in a five-year window for assessing this performance condition. The trailing performance period has been phased in to ensure that awards are not based on performance periods which were already partly underway when this arrangement was introduced in 2021. The weighted reference TSR is constructed - for now - from two comparator groups, a PGM comparator group and a gold comparator group, as reflected in the below table, with performance measured over a three-year prospective period. Each constituent’s associated contribution to the reference TSR will be determined with reference to the market cap of the constituent company at award date relative to cumulative market cap of all constituents in the respective platinum and gold peer group, with a cap of 25% on any single company’s contribution to the index. REMUNERATION REPORT continued IR - 248

PGMs Gold Anglo American Platinum AngloGold Ashanti Impala Platinum Gold Fields Northam Platinum Harmony Gold Fresnillo Kinross Gold Corporation Sibanye-Stillwater’s TSR over the performance period will be evaluated against the reference TSR on the following four levels • Threshold: performance at reference TSR or below, resulting in 0% vesting • Target: performance at reference TSR (measured as a CAGR) + 4%, resulting in 100% vesting • Stretch: performance at reference TSR (measured as a CAGR) + 8%, resulting in 200% vesting • Super stretch: performance at reference TSR (measured as a CAGR) + 10%, resulting in 250% vesting Where the TSR lies between these levels, the percentage will be determined on a linear proportional basis. The new basis for evaluating TSR replaced the previous version with effect from all LTI awards made from March 2021 onwards. % rTSR PERFORMANCE CONDITION OUTCOME (%) Reference TSR outperformance -2 0 2 4 6 8 10 12 0 50 100 150 200 250 ROIC – 30% contribution to the performance condition In 2020 it was determined that the ‘financial returns’ measure using ROCE should be reconfigured to a somewhat simpler but more appropriate measure. ROIC was considered the best option – where ROIC is determined by dividing net operating profit after tax (NOPAT), using EBIT x (1 – effective tax rate) by the invested capital in the Group, quantified as total assets – current liabilities – cash. ROIC is a capital efficiency measure which calculates how efficiently a company allocates its capital. It, therefore, indicates quality of earnings and risk categorisation of the company’s underlying asset portfolio. ROIC measures management’s ability to sweat operational assets; and it accounts for the outcome of investment decisions. In terms of performance period, we use the same approach for ROIC as we do for TSR (two-year trailing period and three-year prospective performance period), with performance being evaluated on the following levels • Threshold: performance below or equal to five to 10-year SARB long bond rate + 2%, resulting in 0% vesting • Target: performance below or equal to 5 to 10-year SARB long bond rate + 4% – resulting in 100% vesting • Stretch: performance below or equal to 5 to 10-year SARB long bond rate + 6% – resulting in 200% vesting • Super stretch: performance below or equal to 5 to 10-year SARB long bond rate + 7% – resulting in 250% vesting Where the ROIC outcome is determined at a value between these levels, the percentage vesting will be determined on a linear proportional basis. ROIC replaced the ROCE metric with effect from all LTI awards made from March 2021 onwards. % ROIC PERFORMANCE CONDITION OUTCOME (%) Outperformance of SA 5 to 10-year long bond yield as reported by SARB 0 2 4 6 8 10 0 50 100 150 200 250 ESG scorecard – 20% contribution to the performance condition When the Remuneration Committee introduced an ESG component as a third LTI performance condition with effect from all LTI awards made from March 2021 onwards, we chose a phased approach to the implementation of the various ESG priorities. The initial ESG scorecard contained 15 indicators organised under 10 strategic thrusts, with the priority areas being water management, carbon emissions and tailings management, amongst other areas. After further review, a ‘sustainability’ scorecard was developed by grouping the array of ESG factors into four sustainability themes under which 12 indicators were deemed those most appropriate to track our priorities. Some further small refinement were made for use in 2023 and the table below sets out the four themes and the 12 indicators that are being tracked. The assessment of each indicator along a continuum of achievement determines an outcome on a range of 0 to 250%. The results are aggregated on a weighted basis in order to determine the overall result for the ESG component to be used as the LTI performance condition for that particular year. This annual result is then aggregated with the two trailing-year and three prospective year results to derive an overall outcome. REMUNERATION REPORT continued IR - 249

SUSTAINABILITY MEASURES: 2023 ESG ELEMENT OF PERFORMANCE CONDITION DEVELOP A CLIMATE CHANGE RESILIENT BUSINESS Group reduction in GHG emissions and intensities (scope 1+2) TARGET: Limiting GHG emissions (scope 1+2) to the annual carbon budget (tCO2e) and reducing GHG emission intensities Reduction in water use TARGET: Reducing reliance on the Integrated Vaal River System through reducing extraction from municipal water systems, thus increasing access to quality water for our areas of jurisdiction Reduction in risk presented by tailings TARGET: Real risk reduction in tailings impact on business to nil by 2025 Nature Stewardship TARGET: Limit net reduction in biodiversity footprint Responsive, proactive and responsible supply chains: resiliency, relevance and responsibility TARGET: To create and encourage a network of like-minded suppliers, partners and providers who actively commit to reducing their GHG emissions, and their water-use, and who adhere to and uphold our standards and ethos EMBEDDING HUMAN RIGHTS AND ETHICS: INSIDE AND OUT Influence the increase in health resilience indicators of our employees and door-step communities (as measured by a health index) TARGET: To progressively develop and influence the ultimate health of our employees through a health resilience indicator and to influence a healthy and safe environment for our communities in order to facilitate the building of a healthy ecosystems that enable the ongoing resilience of Sibanye-Stillwater operations Increase our prioritised human rights inside out engagement indicator TARGET: To have embedded human rights inside and outside the organisation, to enhance social and ethical value and protect our social licence to operate Increase equity and inclusion through increase in indicators related to engagement, relevance and inclusion TARGET: To build an organisation where diversity and inclusion are appreciated for the value add by indicators Increase in awareness of safety as a philosophy and system in order to reduce fatalities within all areas of jurisdiction TARGET: Through increased granularity of measurement, to implement a system to highlight problem areas within the organisation, with suitable measures, enabling timeous intervention to reduce the risk ENTRENCHING LONG TERM ECONOMIC SUSTAINABILITY: INTEGRATED POST MINING ECONOMIES Increase in concurrent rehabilitation TARGET: Increase in the alignment and presence of concurrent rehabilitation and absolute reduction in closure liability (cost and risk) as a result of sustainable resolution methods Socioeconomic development economies TARGET: To ensure that all operating areas have viable social closure plans, integrated into social performance, concurrent rehabilitation programmes and economic activities DATA-DRIVEN AND CONSIDERED DECISION-MAKING To increase the robustness and integrity of the global governance framework TARGET: To increase the robustness of governance ethos globally and enable a diligent, agile and responsive governance environment across all our areas of operation REMUNERATION REPORT continued IR - 250

Minimum shareholding requirement plan (MSR) The MSR plan is intended to encourage leadership to take on further exposure to the Sibanye-Stillwater share price, thereby increasing the extent of alignment with shareholder interests. The design of the MSR plan was finalised early in 2022 and has been implemented effective from March 2022. To qualify for awards of matching share units (MSUs), SVPs and above will be encouraged to achieve the target minimum shareholding, as set out below, within five years from March 2022 (or from their appointment into a designated role). CEO – 200% of TGP CxO – 150% of TGP EVP – 125% of TGP SVP – 100% of TGP MSUs are awarded on a 1:1 basis once the target minimum shareholding has been met, up to a maximum qualifying level of double the target minimum shareholding. The MSUs will be subject to the same terms and conditions as those applicable to conditional share units (CSUs) awarded under the incentive plan, including the performance conditions applicable in the relevant award cycle, the three-year vesting period and the updated share price determination mechanism applicable on award and vesting as from the 2023 incentive cycle. Furthermore, it will be an additional vesting condition that the committed shares which formed the basis for the award are retained. Participants must commit to holding the target minimum shareholding for the duration of their employment with the Group, and may be subject to clawback provisions should they fail to meet this requirement. Malus and clawback For LTI and STI awards (both cash and deferred) in the senior management incentive plan, the Remuneration Committee has the discretion to invoke malus and clawback. Malus will be invoked where a trigger event is discovered before payment/settlement. Clawback can be invoked three years after payment/settlement date (provided the trigger event happened before the payment/ settlement). Trigger events include • A material misstatement of the financial results resulting in an adjustment or restatement in the audited consolidated accounts of the Group, or the audited accounts of any member of the Group • Erroneous or misleading information used to determine awards • Serious misconduct or gross negligence • Participant’s decision or actions contribute to censure of the Group by a regulatory authority, or to significant reputation damage • For Malus only, an ESG event (or fatalities) can be designated as a trigger event after consultation with the Safety and Health Committee and/or the Social, Ethics and Sustainability Committee As described in the section above, an additional clawback provision applies to MSUs. Non-executive director fees In terms of our Memorandum of incorporation, fees for non- executive directors are determined by the Group’s shareholders at AGMs, which is usually based on recommendations made by the Remuneration Committee. The appropriate level of fees and increases are determined through benchmarking exercises in a similar manner to assessing executive remuneration. A detailed benchmarking analysis was performed in 2019 and a further review was undertaken in 2020. More detail on the approach can be found in the 2019 report, see &cedil; www.sibanyestillwater.com/news-investors/reports/annual/2019 No further benchmarking was done during 2022, so for 2023 the Remuneration Committee is recommending a nominal inflationary increase of 5.5% on all fees, including the per diem allowance for international travel for non-SA directors. This is in line with inflationary increases granted to executive management. It is lower than the average salary increases of the Group’s broader employee base. The proposed increases will be put to shareholders for approval at the AGM. Executive director contracts of employment Employment will continue until terminated upon (i) 24 or 12-months’ notice by either party for the CEO and CFO, respectively, or (ii) retirement of the relevant executive director (currently provided for at age 65 in the contract). Sibanye-Stillwater can also terminate an executive director’s employment summarily for any reason recognised by law as justifying summary termination. Except for the current two executive directors, none of the prescribed officers have employment contracts with compensation for severance because of change of control. The service agreements of the two executive directors contain ‘change of control’ conditions, set out below. These conditions will be honoured until they terminate. However, any future appointments of executive directors will be made without provision for compensation for severance because of change of control. The employment contracts for the current two executive directors provide that, in the event of their employment being terminated as a result of a ‘change of control’, within 12 months of the ‘change of control’, the executive director is entitled to • For the CEO, payment of an amount equal to two and a half times TGP and for the CFO, payment of an amount equal to twice TGP • Payment of an amount equal to the average of the incentive bonuses paid to the executive director during the previous two completed financial years • Any other payments and/or benefits due under the contracts • Payment of any annual incentive bonus he has earned during the financial year notwithstanding that the financial year is incomplete • An entitlement to awards, in terms of the Sibanye-Stillwater incentive plan, shall accelerate on the date of termination of employment and settle with the full number of shares previously awarded The employment contracts further provide that payments will cover any compensation or damages the executive director may have under any applicable employment legislation. Change of control in terms of the above is defined as the acquisition by a third party or concerned parties of 30% or more of Sibanye-Stillwater ordinary shares. In the event of the consummation of an acquisition, merger, consolidation, scheme of arrangement or other re-organisation, whether or not there is a change of control, if the executive director’s services are terminated, the ‘change of control’ provisions summarised above also apply. Going forward, we will not include any contractual provisions in any employment contracts or variable pay contracts that allow for accelerated vesting without the testing of performance conditions. Non-binding vote on Remuneration policy The Remuneration policy, as set out here in Part 2 of this report, will be tabled for a separate non-binding advisory vote at the AGM. REMUNERATION REPORT continued IR - 251

PART 3 IMPLEMENTATION REPORT TGP outcomes Adjustments during 2023 Our remuneration practice makes provision for annual salary increments in March. Annual increases for members of the C-suite are treated as cost-of-living adjustments, with personal performance not included as a factor, although market adjustments are implemented where pay benchmarking indicates a discrepancy. The relevant base-pay increase parameters in the South African market ranged between 5.0% and 6.5% (which is the expected increase in CPI for 2023) with an average expected salary increase of around 5.5% for 2023. For the USA, the corresponding figures indicated a range between 3.1% and 4.6%, between 5.0% and 7.4% for the United Kingdom and around 3.4% and 6.6% for Europe (Finland). CPI increases were granted across all jurisdictions. In addition, market adjustments were implemented in accordance with the benchmarking analysis presented by PwC respectively during the November 2021 and February 2022 Remuneration Committee meetings, whereby the implementation of the target guaranteed remuneration for certain positions was proposed over a period of three years, 2023 is the second year of this transitional period and the market adjustments are accordingly equally proportioned so that the target guaranteed remuneration is reached by 2024. For employees below the Group Executive Committee, we remain mindful of the challenge regarding the wage gap and generally TGP increases are, and will be, higher for those lower in the organisation than at the top. In South Africa, the increase in total guaranteed package for middle management and supervisory level employees ranged from 5% to 6% and at operator level from 6% to 7%. In the US, the base salary for senior employees was increased by 3% plus 1% as a once off allowance calculated on the pre increase basic and at supervisory and operator levels the increases also averaged 3% plus 1% as a once off allowance calculated on the pre-increase basic. The UK the increases were 5%. Executive 2022 cycle guaranteed remuneration (000's) Annual increase 2023 cycle guaranteed remuneration (000's) Neal Froneman1 R7,176 6.58 % R7,648 US$462 3.00 % US$475 Charl Keyter R7,920 5.50 % R8,355 Charles Carter US$720 3.00 % US$741 Dawie Mostert R5,414 8.02 % R5,848 Laurent Charbonnier £503 5.00% £528 Lerato Legong R4,519 5.50 % R4,768 Mika Seitovirta €448 5.00% €471 Richard Stewart R6,578 11.31 % R7,321 Robert van Niekerk R6,527 5.50 % R6,885 Themba Nkosi R4,638 5.50 % R4,892 Remuneration fairness In part 2 we set out our policy and the principles for fair and responsible remuneration. Since 2013 we have implemented a programme to address income inequality, while retaining a competitive total reward construct at management levels. This, in short, involves higher salary increases for lower employee levels, as well as job enlargement and job enrichment to stimulate upward mobility and upward job re-grading. All employees across Sibanye-Stillwater (both the US and SA operations) have been included in the analysis. In performing the calculations, a COLA (cost of living adjustment) has not been applied to the dollar-based salaries, as US-based employees are employed in accordance with US laws, regulations and the market. As with the 2021 report, a calculation of both the Gini coefficient and Palma ratio was performed on total remuneration paid (including LTIs awarded to senior staff). In prior years the calculation had been done only with respect to guaranteed base-pay (TGP); the comparable TGP based outcomes are also presented for 2020 and 2021, to preserve the integrity of the trend. Considering the higher proportion of at risk incentive pay in the remuneration mix for senior staff, it is to be expected that a less equal outcome is attained when computing remuneration disparity indicators based on total remuneration. Palma ratio The Palma ratio, when used in assessing differences in earnings between the ‘top’ and the ‘bottom’ of a company, is determined by taking the aggregate amount earned by the top 10% of a group of employees, divided by the aggregate amount earned by the bottom 40%. Based on the modified approach (i.e. using total remuneration as opposed to only guaranteed base-pay (TGP), employees comprising the top 10% of the payroll were earning total REMUNERATION REPORT continued IR - 252 1 The CEO’s dual service arrangement will be maintained in separately denominated rates for the respective portion of his local and offshore service, with effect from 1 March 2023 remuneration, in aggregate, about 1.55 times that of the bottom 40% in 2022. As illustrated below, the Palma ratio has decreased from 1.60 in 2021 to 1.55 in 2022. In terms of an external comparison, Sibanye-Stillwater compares somewhat more favourably to the REMchannel® database for the ‘mining’ and ‘nation-wide’ categories, where ratios of 1.81 and 2.36 respectively are observed. Gini coefficient The Gini coefficient is an internationally accepted measure of the distribution of income within a society or within a group. A value of nil indicates complete equality and one indicates that one person receives all the income. The data below indicates that the Gini coefficient based on total remuneration improved from 0.37 in 2021 to 0.35 in 2022. The Gini coefficient for the Group is lower than that applied to REMChannel® data, which indicates Gini coefficients of 0.40 for the mining industry and 0.45 for all industries nationwide. While not directly comparable, it is also interesting to note by way of contrast that South Africa’s sovereign Gini coefficient, as reported by the OECD, is 0.62, one of the most unequal in the world, although this is primarily due to high levels of unemployment. The outcomes in terms of progression of the Palma ratio and Gini coefficient are presented below. The seven-year trend on both indicators, based on TGP figures, demonstrates meaningful progress in reducing pay disparities over this time frame. On the other hand, although the analysis based on total remuneration is expected to follow suit, there will be occasions during periods of above average levels of performance and share price-based variability which will have a disproportionate effect on the top earners compared to the bottom earners. This will likely result in ratios increasing to a degree over those periods. 2022 2021 2020 2019 2018 2017 2016 2015 Palma ratio based on TGP only 1.31 1.38 1.38 1.40 1.46 1.51 1.62 1.75 based on total remuneration 1.55 1.60 1.64 1.58 Gini coefficient based on TGP only 0.31 0.33 0.33 0.34 0.34 0.35 0.36 0.38 based on total remuneration 0.35 0.37 0.37 0.36 REMUNERATION DIFFERENTIAL INDICATORS Palma ratio (left axis) (based on TGP only) (based on total remuneration) Gini coefficient (right axis) (based on TGP only) (based on total remuneration) 2015 2016 2017 2018 2019 2020 2021 2022 1 1.2 1.4 1.6 1.8 0.30 0.32 0.34 0.36 0.38 0.40 Gender parity analysis A pay-parity audit was undertaken in 2019 for senior officials which indicated that, where disparities in salary levels across gender and race existed, these were predominately linked to longer lengths of service between the persons being compared as opposed to factors of race or gender. On further analysis of some of the roles, it was evident that the disparities mostly arose from legacy issues, largely stemming from the impact of mergers and acquisitions; e.g., there were some differences in promotion and benefit policies between the SA gold operations and the SA PGM operations, and even between different operations within the same segments. The 2020 pay-parity audit established a better foundation for equitable and fair pay practices. The pay-parity project established a framework and a pay model which included targets for adjusting differences as required. The model integrates objective criteria (experience, skills, performance and talent retention) and serves as a guide for HR and line management when setting pay levels during the annual increase. The status of pay-parity will continue to be tracked, and corrected where required and the model refined as needs be. Our audit of gender parity in particular over the past year showed that there is scant evidence women are paid less because of their gender. Any apparent pay gaps that were identified were considered, on closer inspection, to be reasonably justified based on the assessment of key factors such as work experience and time spent in the particular role. REMUNERATION REPORT continued IR - 253

Income distribution analysis During 2022, we continued to progress our work on remuneration fairness and performed an analysis to evaluate how our income distribution has evolved over the past four years. The outcome of this analysis is illustrated in the graph below which shows what percentage of all remuneration was earned within each of the five indicated remuneration bands - which range from ‘Less than R250k’ to ‘above R1.5m’. INCOME DISTRIBUTION ANALYSIS (SIBANYE-STILLWATER) 67% 20% 9% 2% 2% 33% 49% 12% 2% 4% 29% 54% 12% 2% 4% 14% 69% 11% 1% 4% 2019 2020 2021 2022 Up to 250,000 250,001 - 500,000 500,001 - 1,000,000 1,000,001 - 1,500,000 Above 1,500,000 0% 25% 50% 75% We are encouraged to see a substantial migration in the number of employees who historically earned below R250,000 per annum (the median amount required to support a family of five in terms of PwC’s living wage analysis which was published in the 15th edition of their annual non-executive directors report) into the next income band of R250,000-R500,000 per annum. This is showcased in the reduction of the number of employees earning below R250,000 from 67% in 2019 to 14% in 2022 with a similar increase in the number of employees earning between R250,000 to R500,000 from 20% in 2019 to 69% in 2022. This illustrates the progress in our commitment to ensure dignified pay for all levels of employment, particularly at union level and is a manifestation to our purpose to Safeguard global sustainability through our metals. . Compelling benefits at lower levels Our people are our most important asset. We aim to deliver value to our people through a combination of approaches, centred around ‘empowering our workforce’, and constantly reassess and revisit our offerings. While offering a competitive take-home pay is central/ primary/the foundation to these efforts, there are many other aspects which contribute to caring for our employees financially. We pride ourselves on the benefits which we offer to our on-site employees, and are undertaking efforts to ensure these are fair and optimised across operations. We also aim to assist employees in maximising their take-home pay, through financial wellness education. We also emphasise retirement planning as an important part of our EVP. This is all within an environment in which our people are valued and can reach their full potential, and we undertake great efforts to provide opportunities for a rewarding career as well as learning and skills development. Determining and overseeing ‘fair pay’ is a complex issue and requires clear rules and principles, aligned to a talent strategy and supported by a policy and governance framework. We remain committed to refining these in pursuit of ensuring equity and fairness, starting from all new hires and promotions as and when these occur. In South Africa, each segment is subject to independent wage negotiations at pre- determined and agreed frequencies. At the operator level (Category 4-8), the average earnings are indicated in the table below, taking into consideration guaranteed and variable pay as well as the average training cost per employee (&Atilde; see further details available on page 162, reflecting effort and cost for developing and empowering employees) against an annual wage bill of R27 billion. Average Cat 4-8: Base pay plus guaranteed benefits (per month) Variable pay (Allowances, Overtime, Bonus per month) Other benefits (Training per month) Total Cost to company per month Annual Cost lo company (Cat 4-8) 21,839 3,414 1,728 26,982 323,782 Included in the above: Basic pay Shift allowance Avg. Training cost based on all type of training intervention (learnerships, leadership, core training iMali etc.) Holiday leave allowance Stand by allowance Medical subsidy Skills allowances Living out allowance Transport allowances Retirement fund contribution Bonuses (all) Risk contributions Overtime (all) REMUNERATION REPORT continued IR - 254

Discretionary 20% modifier applied to STI and LTI pay outs due to high fatalities in 2021 As has been addressed elsewhere in this report and remarked upon in last years report, the level of fatalities across the Group was unacceptably high during 2021 and did not accord with our intention to progressively work towards Zero Harm. In the light of this and despite the many levels of operational success in the Group, the Remuneration Committee, during the review in March 2022, deliberated long and hard as to what would be the most appropriate manner to address this shortcoming in terms of remuneration outcomes. Using the discretion allowed in the rules of the incentive schemes and as has been done in the past, the Remuneration Committee determined that we would apply a substantial downward modifier and cut the STI payouts in respect of 2021 as well as the LTI vestings due in March 2022 by 20%. STI outcomes As set out in Part 2 of this report, STI payments are based on measuring and rating the performance of the Group Exco against operational measures, as itemised in the Operational delivery scorecard and in the personal performance of each executive based on their Personal performance scorecards. Operational delivery scorecard for 2022 When considering the operational performance for 2022, in terms of the outcome relative to the various KPIs in the Operational scorecard, we considered and, where appropriate, took into account various unforeseen impacts that were considered anomalous and were either beyond the control of management and outside of foreseeable plan scope or were due to decisions to alter plans during the course of the year in order to ensure better safety or longer term sustainability. These included the regional flooding event in Montana, excessive load curtailment of electricity availability, progressively increased impact of organised criminal copper theft at levels substantially above those allowed for in the plans which unavoidably disrupted operations, impacts of the protracted strike at the South African gold operations and unanticipated and anomalous seismicity at Siphumelele shaft that required a re-plan of production for safety reasons. The largest of these adjustments was for the gold production KPI but the final rating of that KPI - after adjustment - was still 0% (see below). The Remuneration Committee is satisfied that the allowance of these budget adjustments was warranted and allows for a fair assessment of management’s operational results relative to the targets. The overall evaluation of operational delivery for 2022 is presented in the table below. Sibanye-Stillwater operational delivery scorecard evaluation 2022 South African gold operations (25% contribution to Group) Safety 30 % Serious  Injury Frequency Rate (per million hours) 40% 3.72 3.38 3.21 3.19 200.0 % Fatal Risk focus on &frac12; year critical control, defined, implemented, measured.  Fatal elimination plan approved per VP area by end of June. 20% reduction in 3yr rolling average FIFR. 60% 0.065 0.065 & full implementation half-year fatal risk critical controls ICMM second quartile & 20% actions executed of approved fatal elimination plan by year-end FIFR 0.040, full implementation of critical controls, ICMM third quartile and 81% of fatal elimination plan actions executed 150.0 % Production 30 % Gold produced (kg) 100% 14,365 15,961 16,360 13,690 0.0 % Cost 20 % Underground operating cost (R/ underground tonne milled) (ORD expensed, excluding capex and non controllables) 50% 6,502 5,911 5,763 6,135 62.1 % Total operating cost (R/kg produced) (Surface and U/G kg's) (ORD expensed, excluding capex and non controllables) 50% 1,346,382 1,223,983 1,193,384 1,362,987 0.0 % Developed state 20 % Primary on reef development (m) 50% 4,891 5,434 5,570 4,223 0.0 % Primary off reef development (including Capex) (m) 50% 15,395 17,105 17,533 13,929 0.0 % KPI Weight Parameter Sub-weight (%) Threshold 0% On target 100% Maximum 200% Actual Rating (%) REMUNERATION REPORT continued IR - 255

SA gold operations overall result 57.2% South African PGM operations (40% contribution to Group) Safety 30 % Serious  Injury Frequency Rate (per million hours) 40% 2.83 2.57 2.44 2.72 41.6 % Fatal Risk focus on &frac12; year critical control, defined, implemented, measured.  Fatal elimination plan approved per VP area by end of June. 20% reduction in 3yr rolling average FIFR. 60% 0.051 0.051 & full implementation half-year fatal risk critical controls ICMM second quartile & 20% actions executed of approved fatal elimination plan by year-end FIFR 0.031, full implementation of critical controls, ICMM third quartile and 80% of fatal elimination plan actions executed 150.0 % Production 30 % Ounces produced ('000 4E oz) 100% 1,719 1,910 1,958 1,749 15.6 % Cost 20 % Underground operating cost (R/ underground reef tonne hoisted) (ORD capitalised, excluding capex and non controllables) 50% 1,677 1,524 1,486 1,558 77.7 % Total operating cost (R/4E oz produced) (Surface and U/G oz's) (ORD expensed, excluding capex and non controllables) 50% 20,217 18,380 17,920 19,402 44.4 % Developed state 20 % Primary on reef development (m) 50% 57,978 64,420 66,031 67,324 200.0 % Primary off reef development (m) 50% 37,042 41,158 42,187 35,814 0.0 % SA PGM operations overall result 68.9% US PGM operations (25% contribution to Group) Safety 30 % Serious  Injury Frequency Rate (per million hours) 40% 6.17 5.61 5.33 4.03 200.0 % Fatal Risk focus on &frac12; year critical control, defined, implemented, measured.  Fatal elimination plan approved per VP area by end of June. 20% reduction in 3yr rolling average FIFR. 60% 0.000 0.000 & full implementation half-year fatal risk critical controls ICMM first quartile & 20% actions executed of approved fatal elimination plan by year-end FIFR 0.000, full implementation of critical controls, ICMM first quartile and 47% of fatal elimination plan actions executed 200.0 % Production 30 % Returnable 2E PGM produced ('000 oz) 100% 430.5 478.3 490.3 421.1 0.0 % Cost 20 % Underground operating cost ($/ underground reef ton milled) (ORD capitalised, excluding capex and non controllables) 50% 254 231 225 255 0.0 % Total operating cost ($/oz produced excluding recyc) (ORD expensed, excluding capex and non controllables) 50% 1,180 1,073 1,046 1,428 0.0 % Developed state 20 % Primary development advance (equivalent 000 ft) 40% 36.0 39.9 40.9 44.9 200.0 % Secondary development advance (equivalent 000 ft) 40% 35.7 39.6 40.6 38.1 60.4 % Diamond Drilling ('000 drill ft) 20% 775 861 882 878 181.8 % US PGM operations result 88.1% Recycling operations (10% contribution to Group) Production 40 % Recycling throughput (tonnes smelted per day) 25% 23.0 25.5 26.2 18.8 0.0 % Recycling receipts (tonnes received per day) 25% 23.0 25.5 26.2 18.9 0.0 % Total ounces Fed ('000 3E oz) (post 96% recovery factor) 50% 649.1 752.4 739.3 598.8 0.0 % Cost 30 % Net profit margin (%) 50% 3.5% 3.9% 4.5% 4.6% 200.0 % Recycling EBITDA (US$ million) 50% 72.2 80.2 82.2 74.6 30.2 % Developed state 30 % Inventory / working capital management (tons) 100% 450 300 150 54 200.0 % Recycling operations result 94.5 % Group result 73.3 % KPI Weight Parameter Sub-weight (%) Threshold 0% On target 100% Maximum 200% Actual Rating (%) REMUNERATION REPORT continued IR - 256

Personal performance outcomes for the executive directors during 2022 As set out in part 2 of this report, a performance scale of 1 - 5 is used for each factor on the executives’ scorecard, and then a weighted average score is determined based on the outcomes for each factor. A performance of three is considered on-target and equates to a rating of 100%, whereas a performance of five represents exceptional achievement and is rated 200%. Neal Froneman – CEO Neal achieved a personal performance rating of 4.0, which translated to a score of 150% for the personal performance component of his STI payment. Below is a brief summary of his achievements. Objective Weighting (%) Performance rating Building a unique portfolio of green metals and energy solutions 20% 3.5 Being instrumental in forming Pandemic resilient ecosystems 20% 3.5 Shaping an Inclusive, diverse and bionic organisation 20% 4.5 Securing recognition as a Force for good 20% 4.0 Refining the Enabling environment for strategic and operational delivery 20% 4.3 Performance highlights for 2022 • Updated strategies for growth of the Europe and Americas regions and the recycling and tailings re-processing businesses • Good progress in building the battery metals business in Europe and in expanding tailings re-processing involvement • Meaningful developments towards liberating value at Sandouville through recapitalisation, business improvement and feasibility studies on new business activities • Stake in Keliber increased to 85.90% and all key permits obtained • Positive developments in securing funding and offtake commitments on the Rhyolite Ridge project • Good progress on the BioniCCubE portfolio of investments • Strong strategic relationships being developed along the value chain in the North American and European battery supply ecosystems • Significant reset of stakeholder relations in Marikana through the Letsema engagement process and the 10th anniversary commemoration • Stakeholder cohesion amplified in Montana through the concerted flood responses • Supplier commitments obtained to co-invest in community development programmes at Marikana and Rustenburg • Percentage females increased from 14% to 16% and HDSA (historically disadvantaged South Africans) in management increased from 55% to 58% in South Africa • Inclusivity programmes launched and starting to shift attitudes to diversity • Digital-first operations becoming established as routine practice, delivering benefits to the Group and its employees • Several digital tools adopted to augment human capabilities • Meaningful progress in building a culture of innovation and creating a framework for effective innovation management • Innovation partnerships with strategic suppliers and academia sustained and expanded • Conformant in all material respects with the sustainability and ESG codes to which we subscribe • Good progress towards meeting our goal of carbon neutrality by 2040 • Several innovative approaches adopted to enhance socioeconomic impact of our business • Socioeconomic impact report published for our South African operations, demonstrating shared value creation • Regionalised leadership configuration implemented consistent with providing effective leadership for the more geographically and commodity diversified profile of the Group • Regional leadership teams established, with clear strategies to operationalise corporate strategic intent • Key strategic drivers defined to embed the strategic differentiators as the Group’s way of conducting business REMUNERATION REPORT continued IR - 257

Charl Keyter – CFO Charl achieved a personal performance rating of 3.8, which translated into a score of 140% for the personal performance component of his STI payment. A summary of his achievements against his personal performance scorecard is set out below. Objective Weighting (%) Performance rating Prosper in every region in which we operate and achieve operational excellence and optimise long term resource value 20% 4.0 Force for good (Embed ESG as the way we do business) 10% 4.5 Maintain a profitable business and optimise capital allocation 30% 3.5 Inclusive, diverse and bionic 10% 3.0 Adopt anti-fragility into our business processes 30% 4.0 Performance highlights for 2022 • Strong financial performance, despite operational disruptions • Disciplined delivery on all elements of capital allocation framework • Net cash position maintained • Credit ratings upgrade to Ba2/BB (Moody’s, S&P and Fitch) • Resourcing of key regional and corporate senior financial leadership • Preparation of sustainability-linked framework for future financing started • Meticulous variable cost-control aligned with lower output • ISO 27001 certification preparation, audit outcome obtained on 14 April 2023 • Financial integration completed (Sandouville nickel refinery) and in progress (Keliber lithium project) in respect of 2022 acquisitions • Exemplary governance credentials supporting the Group’s ESG positioning Overall STI outcomes for executive directors and prescribed officers for 2022 The following table provides the 2022 performance assessments, together with the cash and deferred share-based incentive STI awards. Overall performance is weighted 70% for operational delivery and 30% for personal performance. Executive Operational delivery performance Personal performance Overall performance Approved annual TGP (incentive attracting for STI) (000’s) Cash incentive (000’s) Value of deferred share- based award (000’s) Neal Froneman RSA 73.3% 150.0% 96.3 % R7 176 R5 875 R3 916 USA US$462 US$378 US$252 Charl Keyter 73.3% 140.0% 93.3 % R7 920 R5 542 R3 695 Charles Carter 89.9% 130.0% 101.9 % US$720 US$336 US$224 Dawie Mostert 73.3% 140.0% 93.3 % R5 414 R3 789 R2 526 Laurent Charbonnier 73.3% 135.0% 91.8% £503 £347 £231 Lerato Legong 73.3% 125.0% 88.8 % R4 519 R3 010 R2 007 Mika Seitovirta 1 Apr - 30 Jun 2022 (part time) 73.3% 150.0% 96.3% € 233 € 42 € 28 1 Jul - 31 Dec 2022 (full time) € 449 € 163 € 109 Total € 205 € 137 Richard Stewart COO 73.3% 150.0% 96.3 % R6 578 R1 966 R1 310 CRO 70.9% 150.0% 94.6 % R2 737 R1 825 Total R4 703 R3 135 Robert van Niekerk 73.3% 145.0% 94.8 % R6 527 R4 641 R3 094 Themba Nkosi 73.3% 135.0% 91.8 % R4 638 R3 193 R2 129 REMUNERATION REPORT continued IR - 258

LTI outcomes LTI awards made in March 2022 As disclosed in the 2021 Integrated report, LTI awards were made to executive directors and prescribed officers in March 2022, based on the relevant parameters and their personal performance during 2021. Details for the determination of the conditional (performance) share- based LTI awards made to executive directors and prescribed officers on 1 March 2022 are shown below. These fair value awards are subject to the performance conditions in effect at the time when vesting is due and this will result in only a portion of these share unit awards actually vesting, in a range between 0 and 250% of the units awarded. This will be evaluated over the performance period from the date the awards were made in 2022 up until the date to vesting on 1 March 2025. Executive LTI on target award % of on target award based on 2021 personal performance rating % of annual TGP awarded Value of share- based long term incentive award (000’s) Number of share units awarded Neal Froneman 115.0% 192.9% 222 % R31,831 459,554 Charl Keyter 90.0% 192.9% 174 % R13,746 198,456 Dawie Mostert 90.0% 164.3% 148 % R8,005 115,571 Laurent Charbonnier 90.0% 185.7% 167% £841 249,596 Lerato Legong 90.0% 164.3% 148 % R6,682 96,474 Themba Nkosi 90.0% 171.4% 154 % R7,155 103,299 Richard Stewart 90.0% 200.0% 180 % R11,839 170,932 Robert van Niekerk 90.0% 185.7% 167 % R10,909 157,498 LTI awards made in March 2023 The details for the determination of share price-linked, cash-settled LTI awards for executive directors and prescribed officers on 1 March 2023 are shown below. The basis on which these share-based awards are determined is explained in part 2 of this report. LTIs are awarded in accordance with the on-target percentages as stipulated in the senior management incentive plan approved by the Board, as moderated by personal performance ratings using the on-award multiples as presented in part 2 of this report. The fair value awards presented in the table below are determined based on annual TGP post the approved March 2023 increases, and will be subject to the assessment of the performance conditions which will determine the actual number of share units vesting in March 2026 (in the range from 0 to 250%). The awards will be cash-settled after three years, taking into account the performance conditions and share price appreciation by the time of settlement. Executive LTI on target award % of on target award based on 2022 personal performance rating % of annual TGP awarded Value of share- based long term incentive award (000’s) Number of share units awarded Neal Froneman 115.0% 185.7% 213.6 % R16,334 381,839 US$1,016 105,026 Charl Keyter 90.0% 171.4% 154.3 % R12,890 301,338 Charles Carter 90.0% 157.1% 141.4 % US$1,048 108,386 Dawie Mostert 90.0% 171.4% 154.3 % R9,023 210,924 Laurent Charbonnier 90.0% 164.3% 147.9% £781 398,482 Lerato Legong 90.0% 150.0% 135.0 % R6,436 150,467 Themba Nkosi 90.0% 164.3% 147.9 % R7,234 169,104 Mika Seitovirta 90.0% 185.7% 167.1% €787 356,864 Richard Stewart 90.0% 185.7% 167.1 % R12,237 286,063 Robert van Niekerk 90.0% 178.6% 160.7 % R11,066 258,692 Number of share units for US$ denominated awards refers to ADR’s, while for other non-South African currencies, the awards are made in terms of SSW shares and converted into foreign currency. REMUNERATION REPORT continued IR - 259

Vesting outcomes for 2019 LTI conditional (performance) share awards vesting in March 2022 Over the three-year performance period to March 2022, the TSR vesting percentage was reported in the 2021 remuneration report, and carries a 70% weight in the total vesting determination. Sibanye-Stillwater’s annualised TSR of 66.3% exceeded the TSR of seven companies in the peer group and, based on linear interpolation between the first and second peer companies, this element of the performance condition was evaluated at 97.17%. Since March 2021, the ‘Return on Capital’ metric used as a Performance condition is the ROIC (as explained above) but for the 2019 awards the ROCE metric remained applicable. As such, the ROCE over the 2019, 2020 and 2021 financial years has been determined as 37.5% against a cost of equity of 17.3%. Since this return on capital employed exceeded the cost of equity by 20.2%, the ROCE element of the vesting conditions – which carries 30% weighting in the overall performance assessment – was evaluated at 100%. As explained above, in applying its discretion to the ESG condition, and considering the company’s ESG outcomes during the period, it was concluded by the Remuneration Committee that the incidence of fatalities in 2021 warranted the imposition of a 20% deduction on the vesting of the conditional shares. As such, by combining the components of the TSR and ROCE using their respective weightings and then reducing that by the 20% modifier resulted in a vesting of 78.4% of the shares awarded in March 2019 for the executive directors and prescribed officers. Vesting outcomes for 2020 LTI conditional share unit awards vesting in March 2023 Over the three-year performance period to March 2023, the TSR vesting percentage was evaluated at 12.46%, as illustrated below, and carries a 70% weight in the total vesting determination. Sibanye-Stillwater’s annualised TSR of 22.5% exceeded the TSR of three companies in the peer group and, based on linear interpolation between the fifth and sixth peer companies, was evaluated at 35.0% of the market capitalisation in the peer group. TSR Performance condition The ROCE over the 2020, 2021 and 2022 financial years has been determined as 39.3% against a cost of equity of 21.9%. Since the ROCE exceeded the cost of equity by 17.4%, the ROCE element, which carries 30% weighting in the overall Performance condition, was evaluated at 100%. In applying its discretion to the ESG condition, and considering the Group’s ESG outcomes during the prior year, it was concluded by the Remuneration Committee that there were no need for any ESG-related deduction on the vesting of the LTI share units. As such, by combining the components of the TSR and ROCE, using the respective weightings, resulted in a vesting of 38.72% of the share units awarded in March 2020 to the executive directors and prescribed officers. REMUNERATION REPORT continued IR - 260

Progress on the ESG performance condition applicable to in progress LTI awards An ESG element was introduced into the Performance conditions with a 20% weighting for LTI awards made in March 2021. With those awards now two years into their vesting period but with one more year to run, we considered it useful to report on the outcome achieved in the first two years of this three-year performance period based on evaluation of performance on the ESG scorecards for 2021 and 2022. ESG performance was determined using the evaluation frameworks presented in our 2020 and 2021 remuneration reports. Performance was evaluated by comparing the outcomes achieved with targets that had been set objectively. Meeting the target results in a 100% outcome, with a shortfall resulting in 0%. Exceeding the targeted delivery results in a 200% performance rating, while exceptional achievement translates to a 250% performance rating. This aligns with the 0 to 250% range for performance conditions applicable to LTI awards, as specified in our remuneration policy. The overall score for 2021 was 147.5% and 116.4% for 2022 as set out in the tables below showing the performance rating per element. These outcomes will be aggregated with the 2023 ESG scorecard result to determine the ESG element of the performance condition applicable on vesting of the March 2021 awards in March 2024. 2021 ESG scorecard outcome Environmental (30%) Carbon and climate Energy and fuel efficiency 100% 158.3%Land management and closure Concurrent rehabilitation 133% Tailings management 200% Water conservation and demand management Water intensity 200% Social (40%) Safety and wellness Healthcare strategy 100% 112.5% Community partnerships Social compact/GNA 150% Transformation Community development 100% 100% Diversity and inclusion 100% Human rights No human rights infringements 100% Governance (30%) Ethics Code of conduct 200% 183.3% Corporate governance Management policies, systems and disclosure 250% Compliance IT Governance, cyber security and data privacy 100% 100% Approval frameworks 0% Social and labour plans 100% Environmental 200% Overall outcome 147.5% Element Strategic thrust Indicator Performance 2022 ESG scorecard outcome Climate change resilient business (40%) Group reduction in GHG emissions 200% 114.5% Water intensity and quality management 125% Responsive, proactive and responsible supply chains 33% Reduction in risk presented by tailings 100% Integrated post-mining economies (30%) Increase in concurrent rehabilitation 175% 91.7%Increase in stakeholder perception matrix 0% % Aligned socioeconomic alternatives 100% Human rights inside and outside (25%) Increase in Human rights engagement indicators 50% 163.0% Increase in equity and inclusion indicators – WiM, pay-parity, bursaries and learnerships 150% Increase in awareness of safety as a philosophy and system to reduce fatalities 250% Increase in health resilience indicators of our employees and door-step communities 175% Governance (5%) Increase in robustness integrity of global Governance framework 50% 50.0% Overall outcome 116.4% Sustainability theme Indicators Performance REMUNERATION REPORT continued IR - 261

Summary of equity settled and share price-linked cash-settled awards The table below sets out values of those remuneration elements comprised from shares or share-priced linked units per executive. Executive Directors Neal Froneman Conditional Share Awards PS - 1 March 2019 01-Mar-2019 R0.00 01-Mar-2022 2,926,591 — 631,676 2,294,915 — 162,303,764 44,971,031 32,690,021 — Conditional Share Unit Awards CSU - 2 March 2020 02-Mar-2020 R0.00 02-Mar-2023 1,530,927 — — — 1,530,927 — 53,387,099 27,189,264 24,877,564 CSU - 1 March 2021 01-Mar-2021 R0.00 01-Mar-2024 348,463 — — — 348,463 — 24,699,580 28,249,895 9,875,441 CSU - 1 March 2022 01-Mar-2022 R0.00 01-Mar-2025 — 459,554 — — 459,554 — 31,831,054 35,757,897 13,708,496 Matching Share Unit Awards MSU - 1 March 2022 01-Mar-2022 R0.00 01-Mar-2025 — 934,296 — — 934,296 — 57,408,659 72,697,572 27,870,050 Forfeitable Share Unit Awards FSU - 1 March 2021 01-Mar-2021 R0.00 01-Sep-2022 60,158 — — 60,158 — 2,266,538 4,264,089 4,330,774 — FSU - 1 March 2022 01-Mar-2022 R0.00 01-Dec-2022 — 38,169 — 38,169 — 1,765,670 2,643,780 2,862,675 — FSU - 1 March 2022 01-Mar-2022 R0.00 01-Sep-2023 — 38,170 — — 38,170 — 2,643,849 2,862,750 1,706,962 Total 4,866,139 1,470,189 631,676 2,393,242 3,311,410 166,335,972 221,849,140 206,640,848 78,038,513 Charl Keyter Conditional Share Awards PS - 1 March 2019 01-Mar-2019 R0.00 01-Mar-2022 1,276,041 — 275,421 1,000,620 — 70,265,037 19,584,558 14,253,378 — Conditional Share Unit Awards CSU - 2 March 2020 02-Mar-2020 R0.00 02-Mar-2023 681,415 — — — 681,415 — 23,762,576 12,101,930 11,072,994 CSU - 1 March 2021 01-Mar-2021 R0.00 01-Mar-24 172,214 — — — 172,214 — 12,206,787 13,961,389 4,880,545 CSU - 1 March 2022 01-Mar-2022 R0.00 01-Mar-25 — 198,456 — — 198,456 — 13,746,075 15,441,861 5,919,942 Matching Share Unit Awards MSU - 1 March 2022 01-Mar-2022 R0.00 01-Mar-2025 — 200,000 — — 200,000 — 12,289,180 15,562,000 5,966,000 Forfeitable Share Unit Awards FSU - 1 March 2021 01-Mar-2021 R0.00 01-Sep-2022 30,690 — — 30,690 — 1,179,260 2,175,353 2,209,373 — FSU - 1 March 2022 01-Mar-2022 R0.00 01-Dec-2022 — 20,233 — 20,233 — 952,661 1,401,441 1,517,475 — FSU - 1 March 2022 01-Mar-2022 R0.00 01-Sep-2023 — 20,234 — — 20,234 — 1,401,510 1,517,550 904,864 Total 2,160,360 438,923 275,421 1,051,543 1,272,319 72,396,958 86,567,480 76,564,957 28,744,345 Prescribed officers Charles Carter Conditional Share Unit Awards CSU - 1 June 2022 01-Jun-2022 R0.00 01-Jun-2025 — 148,732 — — 148,732 — 30,325,729 24,811,472 18,338,656 Total — 148,732 — — 148,732 — 30,325,729 24,811,472 18,338,656 Dawie Mostert Conditional Share Awards PS - 1 March 2019 01-Mar-2019 R0.00 01-Mar-2022 708,333 — 152,887 555,446 — 39,004,251 10,871,437 7,912,080 — Conditional Share Unit Awards CSU - 2 March 2020 02-Mar-2020 R0.00 02-Mar-2023 378,255 — — — 378,255 — 13,190,660 6,717,809 6,146,644 CSU - 1 March 2021 01-Mar-2021 R0.00 01-Mar-2024 84,220 — — — 84,220 — 5,969,640 6,827,715 2,386,795 CSU - 1 March 2022 01-Mar-2022 R0.00 01-Mar-2025 — 115,571 — — 115,571 — 8,005,037 8,992,580 3,447,483 Matching Share Unit Awards MSU - 1 September 2022 01-Sep-2022 R0.00 01-Sep-2025 — 134,500 — — 134,500 — 8,264,474 3,698,750 4,282,480 Forfeitable Share Unit Awards FSU - 1 March 2021 01-Mar-2021 R0.00 01-Sep-2022 17,213 — — 17,213 — 661,408 1,220,083 1,239,164 — FSU - 1 March 2022 01-Mar-2022 R0.00 01-Dec-2022 — 12,464 — 12,464 — 586,861 863,320 934,800 — FSU - 1 March 2022 01-Mar-2022 R0.00 01-Sep-2023 12,464 — — 12,464 — 863,320 934,800 557,390 Total 1 188 021 274 999 152 887 585 123 725 010 40 252 520 49 247 971 37 257 697 16 820 792 Laurent Charbonnier Conditional Share Unit Awards CSU - 1 December 2020 01-Dec-2020 R0.00 01-Dec-2023 68,962 — — — 68,962 — 3,577,431 1,999,208 1,117,874 CSU - 1 March 2021 01-Mar-2021 R0.00 01-Mar-2024 83,251 — — — 83,251 — 5,900,956 6,749,159 2,359,333 CSU - 1 September 2021 01-Sep-2021 R0.00 01-Sep-2024 26,878 — — — 26,878 — 1,589,777 1,546,291 816,016 CSU - 1 March 2022 01-Mar-2022 R0.00 01-Mar-2025 — 249,596 — — 249,596 — 17,288,292 19,421,065 7,445,449 Retention Share Unit Awards RSU - 16 November 2020 16-Nov-2020 R0.00 16-Nov-2022 35,913 — — 35,913 — 1,629,003 — — — RSU - 16 November 2020 16-Nov-2020 R0.00 16-Nov-2023 17,955 — — — 17,955 — 918,923 727,178 735,975 Forfeitable Share Unit Awards FSU - 1 March 2021 01-Mar-2021 R0.00 01-Sep-2022 3,596 — — 3,596 — 138,176 254,890 258,876 — FSU - 1 March 2022 01-Mar-2022 R0.00 01-Dec-2022 — 23,688 — 23,688 — 1,115,338 1,640,752 1,776,600 — FSU - 1 March 2022 01-Mar-2022 R0.00 01-Sep-2023 — 23,688 — — 23,688 — 1,640,752 1,776,600 1,059,327 Total 236,555 296,972 — 63,197 470,330 2,882,516 32,811,772 34,254,977 13,533,975 Award Award date Award price Vesting date Long Term Incentive awards at 31 December 2021 Number of shares or share units awarded inclusive of performance condition award Long Term Incentive awards forfeited during the year Long Term Incentive awards exercised during the year Unvested Long Term Incentive awards at 31 December 2022 Cash Flow Face value at award date Fair value at award date Fair value at 31 December 2022 REMUNERATION REPORT continued IR - 262

Lerato Legong Conditional Share Unit Awards CSU - 1 June 2020 01-Jun-2020 R0.00 01-Jun-2023 131,253 — — — 131,253 — 4,289,991 2,361,241 2,586,997 CSU - 1 September 2020 01-Sep-2020 R0.00 01-Sep-2023 17,109 — — — 17,109 — 877,471 521,482 306,593 CSU - 1 March 2021 01-Mar-2021 R0.00 01-Mar-2024 53,926 — — — 53,926 — 3,822,356 4,371,781 1,528,263 CSU - 1 September 2021 01-Sep-2021 R0.00 01-Sep-2024 497 — — — 497 — 29,397 28,592 15,089 CSU - 1 March 2022 01-Mar-2022 R0.00 01-Mar-2025 — 96,474 — — 96,474 — 6,682,281 7,506,642 2,877,819 Forfeitable Share Unit Awards FSU - 1 March 2021 01-Mar-2021 R0.00 01-Sep-2022 8,922 — — 8,922 — 342,827 632,405 642,295 — FSU - 1 March 2022 01-Mar-2022 R0.00 01-Dec-2022 — 10,547 — 10,547 — 496,600 730,539 791,025 — FSU - 1 March 2022 01-Mar-2022 R0.00 01-Sep-2023 — 10,548 — — 10,548 — 730,608 791,100 471,707 Total 211,707 117,569 — 19,469 309,807 839,427 17,795,048 17,014,159 7,786,468 Mika Seitovirta Conditional Share Unit Awards CSU - 1 September 2022 01-Sep-2022 R0.00 01-Sep-2025 — 116,231 — — 116,231 — 4,558,336 3,196,353 3,700,795 Total — 116,231 — — 116,231 — 4,558,336 3,196,353 3,700,795 Richard Stewart Conditional Share Awards PS - 1 March 2019 01-Mar-2019 R0.00 01-Mar-2022 832,221 — 179,627 652,594 — 45,826,130 12,772,856 9,295,909 — Conditional Share Unit Awards CSU - 2 March 2020 02-Mar-2020 R0.00 02-Mar-2023 380,925 — — — 380,925 — 13,283,769 6,765,228 6,190,031 CSU - 1 March 2021 01-Mar-2021 R0.00 01-Mar-2024 131,277 — — — 131,277 — 9,305,111 10,642,626 3,720,390 CSU - 1 March 2022 01-Mar-2022 R0.00 01-Mar-2025 — 170,932 — — 170,932 — 11,839,622 13,300,219 5,098,902 Matching Share Unit Awards MSU - 1 September 2022 01-Sep-2022 R0.00 01-Sep-2025 — 321,140 — — 321,140 — 19,732,736 8,831,350 10,225,098 Forfeitable Share Unit Awards FSU - 1 March 2021 01-Mar-2021 R0.00 01-Sep-2022 17,253 — — 17,253 — 662,945 1,222,919 1,242,043 — FSU - 1 March 2022 01-Mar-2022 R0.00 01-Dec-2022 — 15,645 — 15,645 — 736,637 1,083,652 1,173,375 — FSU - 1 March 2022 01-Mar-2022 R0.00 01-Sep-2023 — 15,645 — — 15,645 — 1,083,652 1,173,375 699,644 Total 1,361,676 523,362 179,627 685,492 1,019,919 47,225,712 70,324,318 52,424,125 25,934,065 Robert van Niekerk Conditional Share Awards PS - 1 March 2019 01-Mar-2019 R0.00 01-Mar-2022 1,169,008 — 252,319 916,689 — 64,371,277 17,941,833 13,057,819 — Conditional Share Unit Awards CSU - 2 March 2020 02-Mar-2020 R0.00 02-Mar-2023 611,519 — — — 611,519 — 21,325,135 10,860,577 9,937,184 CSU - 1 March 2021 01-Mar-2021 R0.00 01-Mar-2024 135,230 — — — 135,230 — 9,585,305 10,963,096 3,832,418 CSU - 1 March 2022 01-Mar-2022 R0.00 01-Mar-2025 — 157,498 — — 157,498 — 10,909,115 12,254,919 4,698,165 Matching Share Unit Awards MSU - 1 September 2022 01-Sep-2022 R0.00 01-Sep-2025 — 200,000 — — 200,000 — 12,289,180 5,500,000 6,368,000 Forfeitable Share Unit Awards FSU - 1 March 2021 01-Mar-2021 R0.00 01-Sep-2022 25,800 — — 25,800 — 991,362 1,828,743 1,857,342 — FSU - 1 March 2022 01-Mar-2022 R0.00 01-Dec-2022 — 15,660 — 15,660 — 737,343 1,084,691 1,174,500 — FSU - 1 March 2022 01-Mar-2022 R0.00 01-Sep-2023 — 15,661 — — 15,661 — 1,084,761 1,174,575 700,360 Total 1,941,557 388,819 252,319 958,149 1,119,908 66,099,983 76,048,763 56,842,829 25,536,127 Themba Nkosi Conditional Share Awards PS - 1 March 2019 01-Mar-2019 R0.00 01-Mar-2022 662,698 — 143,037 519,661 — 36,491,375 10,171,037 7,402,337 — Conditional Share Unit Awards CSU - 2 March 2020 02-Mar-2020 R0.00 02-Mar-2023 303,330 — — — 303,330 — 10,577,845 5,387,141 4,929,113 CSU - 1 March 2021 01-Mar-2021 R0.00 01-Mar-2024 64,724 — — — 64,724 — 4,587,734 5,247,175 1,834,278 CSU - 1 March 2022 01-Mar-2022 R0.00 01-Mar-2025 — 103,299 — — 103,299 — 7,155,016 8,037,695 3,081,409 Matching Share Unit Awards MSU - 1 June 2022 01-Jun-2022 R0.00 01-Jun-2025 — 131,000 — — 131,000 — 8,049,413 5,688,020 4,095,060 Forfeitable Share Unit Awards FSU - 1 March 2021 01-Mar-2021 R0.00 01-Sep-2022 14,943 — — 14,943 — 574,183 1,059,182 1,075,747 — FSU - 1 March 2022 01-Mar-2022 R0.00 01-Dec-2022 — 11,444 — 11,444 — 538,835 792,670 858,300 — FSU - 1 March 2022 01-Mar-2022 R0.00 01-Sep-2023 — 11,444 — — 11,444 — 792,670 858,300 511,776 Total 1,045,695 257,187 143,037 546,048 613,797 37,604,393 43,185,567 34,554,714 14,451,636 Award Award date Award price Vesting date Long Term Incentive awards at 31 December 2021 Number of shares or share units awarded inclusive of performance condition award Long Term Incentive awards forfeited during the year Long Term Incentive awards exercised during the year Unvested Long Term Incentive awards at 31 December 2022 Cash Flow Face value at award date Fair value at award date Fair value at 31 December 2022 REMUNERATION REPORT continued IR - 263

Executive directors’ and prescribed officers’ single figure of remuneration The tables below provide an aggregated view of the outcome of all the remunerations elements for the executive directors and prescribed officers for 2022. The outcomes for 2021 are also included for comparison and were shown in the report for 2021. During 2021, Sibanye-Stillwater moved to a C-suite leadership configuration. Richard Stewart was appointed COO before 2021, with the result that operating segment EVPs were no longer regarded as prescribed officers, resulting in their remuneration no longer being disclosed. (However, their remuneration was disclosed in 2020.) Other EVPs who were appointed into CxO positions during 2021 participated in Group Exco proceedings throughout the year and are therefore treated as prescribed officers. Two perspectives are provided, the first is a single total figure of remuneration that reflects earnings attributable during the relevant cycle; the second, total cash remuneration, reflects earnings received by each executive director and prescribed officer during the cycle. This should be considered in conjunction with the table of unvested awards, which provides a view of the in-flight LTI share-based awards for each executive during the cycle. In this report, both the cash portion of the STI and the deferred portion of the STI, (which are in proportion to the cash incentive with deferred vesting), are reported on an accrued basis in the single total figure of remuneration. The LTI awards (made in Conditional share units), are reported at vesting. To determine cash earnings in the cycle, amounts of shares accrued in 2021 but not settled are subtracted, while shares accrued in previous years and which were settled in 2021 are added back in. Finally, adjustments are included to take account of market movements on shares that were settled in 2022. Remuneration paid to Sibanye-Stillwater executive directors and prescribed officers for the year ended 31 December 2022 2022 (R000) Salary Pension scheme total contributions Cash bonus accrued Accrual of forfeitable share award Other cash payment Conditional share proceeds Other benefits Termination /Separation benefits Total single figure of remuneration Less: Amount accrued not settled in 2022 Plus: Amount of previous accruals settled in 2021 Adjustment s for market movements on accruals settled Total cash remuneration Executive directors Neal Froneman 1 Paid in SA 6,621 736 5,875 3,916 143 102,171 — — 119,462 (9,791) 9,069 (1,686) 117,054 Paid in US 7,203 532 6,191 4,128 99 60,133 284 — 78,570 (10,319) 5,619 (1,177) 72,693 Total 13,824 1,268 12,066 8,044 242 162,304 284 — 198,032 (20,110) 14,688 (2,863) 189,747 Charl Keyter 6,875 982 5,542 3,695 123 70,265 — — 87,482 (9,237) 7,781 (1,445) 84,581 Prescribed officers Charles Carter &sup2; 7,160 511 5,505 3,670 — — 162 — 17,008 (9,175) — — 7,833 Dawie Mostert 4,728 645 3,789 2,526 73 39,004 — — 50,765 (6,315) 4,673 (835) 48,288 Laurent Charbonnier &sup3; 10,067 81 6,995 4,663 2,296 — — — 24,102 (11,658) 6,751 (628) 18,567 Lerato Legong 3,947 538 3,010 2,007 51 — — — 9,553 (5,017) 3,555 (524) 7,567 Mika Seitovirta 4 6,896 1,242 3,532 2,355 1,773 — 101 — 15,899 (5,887) — — 10,012 Richard Stewart 5,734 644 4,703 3,135 83 45,826 — — 60,125 (7,838) 5,557 (907) 56,937 Robert van Niekerk 5,784 643 4,641 3,094 99 64,371 — — 78,632 (7,735) 6,168 (1,185) 75,880 Themba Nkosi 4,199 403 3,193 2,129 65 36,491 — — 46,480 (5,322) 4,230 (739) 44,649 Total 69,214 6,957 52,976 35,318 4,805 418,261 547 — 588,078 (88,294) 53,403 (9,126) 544,061 1 Dual service contract entered into with effect 1 May 2018. Remuneration paid in US$ was converted at the average exchange rate of R16.37/US$ applicable for the 12-month period ending 31 December 2022 2 Assumed a prescribed officer role on 23 May 2022, remuneration paid in US$ converted at the average exchange rate of R16.37/US$ applicable for the 12-month period ending 31 December 2022 3 Remuneration paid in GBP was converted at the average exchange rate of R20.18/GBP applicable for the 12-month period ending 31 December 2022 4 Remuneration paid in Euro was converted at the average exchange rate of R17.20/€ applicable for the 12-month period ending 31 December 2022 Remuneration paid to Sibanye-Stillwater executive directors and prescribed officers for the year ended 31 December 2021 2021 (R000) Salary Pension scheme total contributions Cash bonus accrued Accrual of forfeitable share award Other cash payment Conditional share proceeds Other benefits Termination/ Separation benefits Total single figure of remuneration Less: Amount accrued not settled in 2021 Plus: Amount of previous accruals settled in 2021 Adjustments for market movements on accruals settled Total cash remuneration Executive directors Neal Froneman1 Paid in SA 7,425 825 4,898 3,265 658 171,663 — — 188,734 (8,163) 12,537 722 193,830 Paid in US 5,002 — 2,895 1,930 406 92,615 — — 102,848 (4,825) 8,147 314 106,484 Total 12,427 825 7,793 5,195 1,064 264,278 — — 291,582 (12,988) 20,684 1,036 300,314 Charl Keyter 6,601 943 4,204 2,803 529 128,348 — — 143,428 (7,007) 10,366 388 147,175 Prescribed officers Dawie Mostert 4,206 573 2,590 1,727 297 62,341 — — 71,734 (4,317) 5,816 219 73,452 Laurent Charbonnier &sup2; 10,084 81 4,870 3,247 5,190 — — — 23,472 (8,117) 1,030 (77) 16,308 Lerato Legong 3,447 470 2,192 1,461 109 — — — 7,679 (3,653) 1,577 (185) 5,418 Mika Seitovirta &sup3; 245 — — — — — — — 245 — — — 245 Richard Stewart 5,175 575 3,251 2,167 298 71,545 — — 83,011 (5,418) 5,834 222 83,649 Robert van Niekerk 5,331 592 3,254 2,169 456 102,884 — — 114,686 (5,423) 8,837 402 118,502 Themba Nkosi 3,930 362 2,378 1,585 258 50,135 — — 58,648 (3,963) 5,045 187 59,917 Total 51,446 4,421 30,532 20,354 8,201 679,531 — — 794,485 (50,886) 59,189 2,192 804,980 ### Dual service contract with effect 1 May 2018, remuneration paid in US$ was converted at the average exchange rate of R14.79/US$ applicable for the 12-month period ending 31 December 2021 ### Remuneration paid in GBP was converted at the average exchange rate of R21.10/GBP applicable for the 12-month period ending 31 December 2021 ### Assumed a prescribed officer role on 14 December 2021, remuneration paid in Euro was converted at the average exchange rate of R17.49/€ applicable for the 12-month period ending 31 December 2021 REMUNERATION REPORT continued IR - 264

Pay for performance analysis The analysis below illustrates how the variable remuneration outcomes for the CEO over the past five years compare to the three-year rolling TSR performance for the Group (measured over a March to February vesting period) relative to the JSE All Share index and the JSE Resource index. The variable pay elements are shown in the bar chart in three portions: ‘Cash portion of STI’; ‘Accrual of deferred STI value’ and ‘LTI proceeds’ R '0 00 LINKING PAY WITH THE DELIVERY OF LONG-TERM SHAREHOLDER VALUE -14.89% -23.07% 24.96% 86.40% 73.29% 3.00% 22.37% 14.45% 29.01% 29.92% 6.08% 7.35% 3.15% 7.57% 14.80% JSE All Share 3 year CAGR @ March to Feb JSE Basic Materials 3 year CAGR @ March to Feb Sibanye-Stillwater TSR 3 year CAGR @ Feb LTI proceeds Accrual of deferred STI Cash portion of STI 2018 2019 2020 2021 2022 0 100,000 200,000 300,000 -30% 0% 30% 60% 90% The next graph illustrates the split in the total value of the LTI proceeds for the CEO between the value at the time of the grant and the value that was added due to share price performance over the three-year period until vesting. R '0 00 CSU PROCEEDS SPLIT: GRANT DATE RELATIVE TO SHARE PRICE IMPACT Grant date value of vested shares Change in value due to share price growth 2018 2019 2020 2021 2022 -100,000 0 100,000 200,000 300,000 The graphs clearly indicate that there is a fundamental and appropriate correlation between Sibanye-Stillwater’s variable pay and shareholder value delivery, and also highlights that Sibanye-Stillwater’s three-year rolling TSR performance, measured from March to February for alignment with the respective vesting periods, significantly outpaces the performance of the JSE All Share and JSE Resource indices from 2020 to 2022. Sibanye-Stillwater’s TSR is c.11.4 times and c.3 times greater than that of the respective indices at the peak of the Group’s performance in 2021. This significant TSR outperformance also meant that a substantial component of LTI vesting proceeds were attributable to Sibanye-Stillwater’s share price growth outcomes - which is in line with the intention to align the outcomes for the executives with those of the shareholder via the LTI awards. REMUNERATION REPORT continued IR - 265

Non-executive director fees Fees and reimbursements paid in respect of directors’ 2022 Board and committee duties are presented in the table below reflecting the total amount paid to each non-executive director (exclusive of 15% VAT where applicable), as approved by shareholders. R000’s Non-executive director Directors’ fees Committee fees Expenses reimbursed Total Timothy Cumming 1,127 982 103 2,212 Savannah Danson 1,127 774 0 1,901 Richard Menell 2,288 232 215 2,735 Nkosemntu Nika 1,127 690 26 1,843 Keith Rayner 1,127 1,169 0 2,296 Susan van der Merwe 1,127 690 13 1,830 Jeremiah Vilakazi 1,127 535 0 1,662 Dr Vincent Maphai 3,405 0 0 3,405 Harry Kenyon-Slaney 1,296 1,095 151 2,542 Dr Elaine Dorward-King 1,296 531 976 2,803 Sindiswa Zilwa 1,127 694 0 1,821 Total 16,174 7,392 1,484 25,050 As indicated in part 2 above, the Remuneration Committee believes that non-executive directors fees remain suitably aligned following the benchmarking exercise done in 2019. We, therefore, recommend an across-the-board increase of 5.5% for the coming year (effective 1 June 2023), which is in line with the CPI rate in South Africa and lower than SA-based salary inflation. It is also less than the standard increase generally applied. The table below shows the current and proposed fee levels that will be put to the shareholders for approval at the AGM. These amounts are exclusive of 15% VAT, which will be added where applicable according to the circumstances of the directors involved. Note: given the ad hoc nature of meetings of the Investment Committee and given the recommended ‘per meeting’ fees (see below) then as before, should the Lead Independent Director and/or Chairman be members of the Investment Committee, they would earn the appropriate ad hoc Investment Committee fees on top of their all-inclusive fees shown in this table. Per year 2022 2023 % year-on- year increase 2023 fees converted at R16/US$ Chair of the Board, who is not eligible to receive fees in respect of committee chairmanship or membership except in the event of being a member of the Investment Committee which meets on an ad hoc basis and is remunerated on that basis R3,471,000 R3,662,000 5.5 % US$228,875 Lead independent director, who is not eligible to receive fees in respect of committee chairmanship or membership except in the event of being a member of the Investment Committee which meets on an ad hoc basis and is remunerated on that basis R2,332,000 R2,460,000 5.5 % US$153,750 Chair of the Audit Committee R416,000 R439,000 5.5 % US$27,438 Chair of the Remuneration Committee R293,000 R309,000 5.5 % US$19,313 Chairs of the Nominating and Governance Committee, Risk Committee, Social, Ethics and Sustainability Committee, and Safety and Health Committee R256,000 R270,000 5.5 % US$16,875 Members of the Board R1,149,000 R1,212,000 5.5 % US$75,750 Members of the Audit Committee R216,000 R228,000 5.5 % US$14,250 Members of the Nominating and Governance Committee, Risk Committee, Remuneration Committee, Social, Ethics and Sustainability Committee and Safety and Health Committee R162,000 R171,000 5.5 % US$10,688 Foreign currency payments of directors’ fees will be converted at the relevant exchange rate at the time of payment. US$ equivalents are shown for illustrative purposes only. The per meeting fees for the Investment Committee chair are proposed to increase from R79,000 in 2022 to R83,000 in 2023, effective from 1 June 2023, with the per meeting fee for members of the Investment Committee increasing from R42,000 to R44,000. The per diem allowance paid to non-SA resident non-executive directors (in respect of each day for which they have to be away from their home country to attend a committee meeting, a board meeting, or visits to the Group’s operations in support of their director responsibilities, with an additional day to be allowed for travel time) is proposed to increase from R21,000 to R22,000 on the same time frame. REMUNERATION REPORT continued IR - 266

Detail on Board committees 268 Four-year statistical review 273 Statement of assurance 281 Shareholder information 284 Forward-looking statements 287 Administrative and corporate information 288 IR - 267

DETAIL ON BOARD COMMITTEES OUR BOARD AND ITS COMMITTEES BOARD AUDIT COMMITTEE INVESTMENT COMMITTEE Has ultimate responsibility for providing ethical leadership and strategic guidance, ensuring that the principles of good corporate governance are observed in delivering on our strategy. Ensures financial sustainability of the Group by monitoring and reviewing financial controls and procedures, as well as the effectiveness and integrity of internal audit and control systems. Appoints independent, external auditor. Oversees regulatory and legislative compliance. Established in February 2021 to discharge a pivotal role in guiding and overseeing the allocation of capital and to oversee the Group’s investment activities. Chairman: Vincent Maphai Chairman: Keith Rayner Chairman: Richard Menell Members: eleven independent non-executive directors and two executive directors Members: Timothy Cumming, Savannah Danson, Richard Menell, Nkosemntu Nika, Susan van der Merwe and Sindiswa Zilwa Members: Timothy Cumming, Harry Kenyon- Slaney, Keith Rayner, Jeremiah Vilakazi, Savannah Danson and Sindiswa Zilwa Number of meetings annually: four and one strategy session Number of meetings annually: six Meets on an ad hoc basis Number of meetings in 2022: eight Number of meetings in 2022: six Number of meetings in 2022: four All members attended all meetings in 2022 All members attended all meetings in 2022 All members attended all meetings in 2022 NOMINATING AND GOVERNANCE COMMITTEE REMUNERATION COMMITTEE RISK COMMITTEE Develops our approach to matters relating to corporate governance and makes recommendations to the Board on all such matters, while keeping abreast of best practice. Monitors and evaluates effectiveness and composition of the Board and for director and senior executive succession planning. Ensures payment of fair rewards to attract, retain and motivate executive management with the skills and experience necessary to support and sustain the company and its strategy, and evaluates performance in relation to reward. Ensures Group sustainability by evaluating and overseeing implementation of efficient risk management processes and controls to identify, monitor and mitigate risks and to act on opportunities identified. Chairman: Vincent Maphai Chairman: Timothy Cumming Chairman: Richard Menell Members: Richard Menell, Nkosemntu Nika, Keith Rayner, Jeremiah Vilakazi and Susan van der Merwe Members: Savannah Danson, Harry Kenyon- Slaney, Vincent Maphai, Nkosemntu Nika and Keith Rayner Members: Timothy Cumming, Savannah Danson, Neal Froneman, Sindiswa Zilwa, Harry Kenyon- Slaney, Keith Rayner and Susan van der Merwe Number of meetings annually: four Number of meetings annually: four Number of meetings annually: four Number of meetings in 2022: four Number of meetings in 2022: five Number of meetings in 2022: three All members attended all meetings in 2022 All members attended all meetings in 2022 All members attended all meetings in 2022 SAFETY AND HEALTH COMMITTEE SOCIAL ETHICS AND SUSTAINABILITY COMMITTEE Ensures adherence to occupational health and safety laws, regulations and external standards, reviews relevant policy and monitors performance of related key indicators so as to minimise mining-related accidents and their impacts. The Safety and Health Committee analyses safety incidents to understand the root causes and to evaluate action plans to prevent future occurrences. Supports and assists the Board in ensuring compliance with best practice recommendations relating to the ethical conduct of our stakeholder engagement together with transformation and inclusive economy targets. Oversees and monitors anti- corruption policy and performance, the Group’s standing as a responsible corporate citizen, particularly in relation to the Code of ethics. Monitors compliance in terms of the UNGC principles. Chairman: Harry Kenyon-Slaney Chairman: Jeremiah Vilakazi Members: Savannah Danson, Neal Froneman, Vincent Maphai, Sindiswa Zilwa, Richard Menell and Susan van der Merwe Members: Timothy Cumming, Harry Kenyon- Slaney, Vincent Maphai, Richard Menell, Nkosemntu Nika and Keith Rayner Number of meetings annually: four Number of meetings annually: four Number of meetings in 2022: nine Number of meetings in 2022: four All members attended all meetings in 2022 All members attended all meetings in 2022 Committees AC Audit Committee N&G Nominating and Governance Committee RC Risk Committee SESC Social, Ethics and Sustainability Committee IC Investment Committee REM Remuneration Committee S&H Safety and Health Committee IR - 268

BOARD COMMITTEES Audit Committee Member Appointed to Committee Meeting attendance Keith Rayner (Chairman) 24 February 2020 6/6 Timothy Cumming 24 February 2020 6/6 Savannah Danson 24 February 2020 6/6 Richard Menell 24 February 2020 6/6 Nkosemntu Nika 24 February 2020 6/6 Susan van der Merwe 24 February 2020 6/6 Sindiswa Zilwa 16 February 2021 6/6 2022: Contribution to value creation 2023: Planned areas of focus Capital allocation • Allocation of funds organically, inorganically and as dividends to be monitored each quarter • Solvency and liquidity review to be performed quarterly to support planned capital allocation IT projects • Implementation of various IT projects throughout the Group IFRS • Ensure implementation of new and revised International Financial Reporting Standards throughout the business Internal controls and SOX • Group internal controls were monitored quarterly from Internal audit and SOX quarterly reports to ensure Group controls are effective &Atilde; See the Audit Committee report for more detail. Continued monitoring of • Solvency and liquidity review to be performed quarterly to support planned capital allocation • Monitoring of internal controls and SOX • ICT governance and cybersecurity • New legislation pertaining to financial reporting • Monitoring of financial risks For the Audit Committee’s Terms of reference, see &cedil; www.sibanyestillwater.com/about-us/corporate-governance Risk Committee Member Appointed to the Committee Meeting attendance Richard Menell (Chairman) 24 February 2020 3/3 Harry Kenyon-Slaney 24 February 2020 3/3 Neal Froneman 24 February 2020 3/3 Timothy Cumming 24 February 2020 3/3 Keith Rayner 24 February 2020 3/3 Savannah Danson 24 February 2020 3/3 Susan van der Merwe 24 February 2020 3/3 Sindiswa Zilwa 16 February 2021 3/3 2022: Contribution to value creation 2023: Planned areas of focus • Annual review of Enterprise Risk Management (ERM) framework • Annual review of Group risk tolerance and risk appetite statements • Annual ERM process assurance review • Strategic risk register review • Corporate compliance reports (review) • Insurance renewal • Segment strategic risk registers (review and approval) • Approval of risk-related disclosures for the IR • ERM process assurance and maturity review • Annual review of Group risk tolerance and risk appetite statements • Group strategic risk register review • Corporate compliance reports (review) • Insurance renewal • Review of the regional risk registers • Review and approval of new segment risk registers For the Risk Committee’s Terms of reference see &cedil; www.sibanyestillwater.com/about-us/corporate-governance DETAILED ON BOARD COMMITTEES continued IR - 269

Nominating and Governance Committee Vincent Maphai (Chairman) 24 February 2020 4/4 Richard Menell 24 February 2020 4/4 Nkosemntu Nika 24 February 2020 4/4 Jeremiah Vilakazi 24 February 2020 4/4 Susan van der Merwe 24 February 2020 4/4 Keith Rayner 16 February 2021 4/4 Member Appointed to the Committee Meeting attendance 2022: Contribution to value creation 2023: Planned areas of focus • Review and approval of the directors’ and officers’ insurance • Implementation of the external board evaluators’ recommendations • Embedding succession planning for Chairman, CEO and the C-Suite • Corporate governance and key legislation updates • Implementation of the independence of non-executive director policy • Review of Board tenure • Review and approval of the directors’ and officers’ insurance to cater for new operational jurisdictions • Corporate governance and key legislation updates and implementation • Succession planning for committee chairs The Nominating and Governance Committee Terms of reference are available at &cedil; www.sibanyestillwater.com/about-us/corporate-governance Remuneration Committee Member Appointed to the Committee Meeting attendance Timothy Cumming (Chairman) 24 February 2020 5/5 Harry Kenyon-Slaney 24 February 2020 5/5 Savannah Danson 24 February 2020 5/5 Vincent Maphai 24 February 2020 5/5 Nkosemntu Nika 24 February 2020 5/5 Keith Rayner 24 February 2020 5/5 2022: Contribution to value creation 2023: Planned areas of focus • Adopted an enhanced basis for determining the share price applicable to cash-settled share-price linked remuneration to ensure that management rewards are based on representative sustained value generation • Determined ESG deductions applicable to LTI award vestings to executives in March 2022 taking into account the number of fatalities experienced in 2021 • Conducted a more stringent analysis of historical remuneration demonstrating the linkage of pay with performance • Implemented the Minimum shareholding requirements (MSR) plan for senior leadership and approved shareholding commitments made by participants in the MSR plan • Monitored remuneration trends by gender and race and strengthened remuneration fairness disclosures for enhanced transparency • Commenced evaluating the implications of increasing global mobility and geographic diversification for remuneration benchmarking and setting remuneration levels • In collaboration with the Social, Ethics and Sustainability Committee, enhanced the maturity of the ESG scorecard for evaluation of sustainability and ESG performance in 2023 &Atilde; See the Remuneration report for more detail. • Review remuneration benchmarking in the context of increasing global mobility and the Group’s increased geographic diversification • Continue to review the fairness of Sibanye-Stillwater’s remuneration practice and further advance the maturity of remuneration fairness disclosure in the context of global trends and regulatory developments • Critical and technical skills retention programmes • Continued focus on appropriateness and extent of ESG as a factor in incentive determinations The Remuneration Committee’s Terms of reference are available at &cedil; www.sibanyestillwater.com/about-us/corporate-governance DETAILED ON BOARD COMMITTEES continued IR - 270

Safety and Health Committee Member Appointed to the Committee Meeting attendance Harry Kenyon-Slaney (Chairman) 24 February 2020 9/9 Savannah Danson 24 February 2020 9/9 Neal Froneman 24 February 2020 9/9 Richard Menell 24 February 2020 9/9 Vincent Maphai 24 February 2020 9/9 Susan van der Merwe 24 February 2020 9/9 Sindiswa Zilwa 16 February 2021 9/9 2022: Contribution to value creation 2023: Planned areas of focus • Converting cultural and leadership transformation work into improved health and safety outcomes • Establishment of a post-incident review process to ensure actions and lessons from incident investigation are implemented • Overseeing the development and successful implementation of the Group's fatal elimination strategy • Continuing to drive the development and implementation of the Group's new set of global safety standards and guidelines • Monitoring the creation of the desired zero harm safety culture and ensuring its practical conversion into the way all staff think, act and behave in the workplace • Ensuring rigorous investigations are conducted into all serious incidents and that the lessons learned are applied swiftly and universally across the Group • Encouraging the use of technological innovation to reduce risk, to distance people from machinery where possible and to advance the ability to predict areas at high risk of geotechnical failure • Oversight of the roll out of the safety booklet • Continued monitoring of the cultural and leadership transformation work into improved health and safety outcomes • Continued implementation of the Noise-induced hearing loss (NIHL) and Diesel particulate matter (DPM) strategy • Continued oversight of the fatal elimination strategy • Encouraging the use of technological innovation to reduce risk • Continue to strive to make the safety and health systems and processes as efficient, effective, clear and usable and the implementation of the visualisation of the risk strategy The Safety and Health Committee’s Terms of reference are available at: &cedil; www.sibanyestillwater.com/about-us/corporate-governance Social, ethics and Sustainable Committee Member Appointed to the Committee Meeting attendance Jeremiah Vilakazi (Chairman) 24 February 2020 4/4 Timothy Cumming 24 February 2020 4/4 Harry Kenyon-Slaney 24 February 2020 4/4 Richard Menell 24 February 2020 4/4 Vincent Maphai 24 February 2020 4/4 Nkosemntu Nika 24 February 2020 4/4 Keith Rayner 24 February 2020 4/4 2022: Contribution to value creation 2023: Planned areas of focus • Continued monitoring of the journey towards carbon neutrality by 2040 and building a climate change resilient business • Embedded regionalised business model reporting • Continued focus on diversity, equity, and inclusion across the regions • Supporting host communities in becoming self-sustaining • We are committed to enabling local stakeholders to raise grievances and ensuring their resolution &Atilde; See Social, Ethics and Sustainability Committee: Chairman’s report for more detail • Continued focus on the four sustainability themes • Continued promotion of an inclusive economy • Focus on biodiversity, tailings management and TCFD • Embedding human rights – climate change resilience – promoting long-term economic sustainability and post- mining economies – good decision-making based on objectivity and data The Social, Ethics and Sustainability Committee’s Terms of reference are available at: &cedil; www.sibanyestillwater.com/about-us/corporate-governance DETAILED ON BOARD COMMITTEES continued IR - 271

Investment Committee Members Appointed to Committee Meeting attendance Richard Menell (Chairman) 16 February 2021 4/4 Timothy Cumming (Deputy Chairman) 16 February 2021 4/4 Harry Kenyon-Slaney 16 February 2021 4/4 Savannah Danson 16 February 2021 4/4 Keith Rayner 16 February 2021 4/4 Jeremiah Vilakazi 16 February 2021 4/4 Sindiswa Zilwa 16 February 2021 4/4 2022: Contribution to value creation 2023: Planned areas of focus Conclusion of the following investments • BioniCCubE – investment vehicle • Hydrogen refuelling project • Keliber project • Investment in Verkor • Investment in Glint • Increased investment in Keliber • Post-investment analysis of the Montana operations • Review of investments under the BioniCCubE • Review of investments • Post-investment analysis For the Investment Committee’s Terms of reference, see &cedil; www.sibanyestillwater.com/about-us/corporate-governance DETAILED ON BOARD COMMITTEES continued IR - 272

FOUR-YEAR STATISTICAL REVIEW SUSTAINABLE DEVELOPMENT STATISTICS 2022 2021 Group US region EU region SA region Group US region SA region Unit PGM PGM Gold PGM PGM Gold Employment Salaries and wages paid R million 26,544 4,438 257 13,968 7,881 26,214 3,691 13,259 9,264 Employee costs share % of cost of sales before amortisation and depreciation % 28 12 7 44 37 26 8 41 42 No. of employees including contractors – total2 Number 84,481 2,677 235 46,432 30,507 84,981 2,904 46,004 31,142 Women in the workforce/Women in Mining (WiM)1% 316.2 10.0 20.0 15.6 15.2 14.4 9.8 13.5 13.5 Safety Fatalities23 Number 35 0 0 3 2 21 2 6 13 Lost-time injury frequency rate (LTIFR)4 Rate 4.41 4.03 8.88 4.36 4.48 6.02 6.77 6.21 5.72 Total recordable injury frequency rate (TRIFR)4 Rate 35.07 7.61 10.65 4.90 5.10 7.10 10.48 7.09 6.88 Medically treated injury frequency rate (MTIFR)4, 6 Rate 0.66 3.58 1.78 0.54 0.62 1.08 3.71 0.88 1.16 Health No. of cases reported Silicosis7 Number 388 N/A N/A 29 59 93 NA 32 61 Noise-induced hearing loss (NIHL)7, 8 Number 3264 0 101 163 294 0 122 172 Chronic obstructive pulmonary disease7 Number 332 N/A N/A 26 6 30 NA 24 6 Cardiorespiratory tuberculosis (TB) – new and retreatment cases Number 3376 N/A N/A 193 183 406 NA 183 223 TB incidence – new and relapse cases Number 3404 N/A N/A 203 201 446 NA 197 249 Highly-active antiretroviral treatment (HAART) patients on treatment and in active employment Number 314,620 N/A N/A 8,796 5,824 15,160 N/A 98,326 6,834 1 Our percentage of women in mining/women in the workforce for the SA operations is 16.3% 2 For a detailed breakdown of employees and contractor numbers, &Atilde; See Our workforce profile on page 158 in the Empowering our workforce in this report; total is inclusive of corporate office 3 The sustainable development indicators for 2022 have been externally assured by PwC &Atilde; See the Statement of Assurance on page 281 of this report. For details on similar assurance in prior years, see prior integrated reports available at &cedil; www.sibanyestillwater.com; also see our Definitions for sustainability/ESG indicators supplementary information, &cedil; www.sibanyestillwater.com/news-investors/reports/annual/ 4 Rate per million hours worked 5 These indicators in 2019 were restated due to rounding and the re-application of the Group definition 6 Includes certain minor injuries 7 Includes new and resubmission cases 8 The NIHL testing method differs at the US and SA operations 9 HAART statistics for 2019 exclude Marikana operation IR - 273

Salaries and wages paid R million 23,851 3,991 11,773 8,087 21,163 3,144 10,601 7,418 Employee costs share % of cost of sales before amortisation and depreciation % 31 12 48 42 38 16 58 40 No. of employees including contractors – total2 Number 84,775 2,842 46,385 30,943 84,775 Women in the workforce / Women in Mining (WiM) % 13.3 9.3 12.0 12.0 13.0 9.3 11.0 14.0 Safety Fatalities Number 9 0 5 4 6 0 6 0 Lost-time injury frequency rate (LTIFR)4 Rate 5.56 7.98 5.37 5.65 5.23 10.13 4.77 5.62 Total recordable injury frequency rate (TRIFR)4 Rate 6.69 12.67 6.30 6.81 Not previously reported Medically treated injury frequency rate (MTIFR)4, 6 Rate 2.95 4.69 4.13 1.35 3.17 22.24 3.06 2.14 Health No. of cases reported Silicosis7 Number 139 NA 66 73 131 N/A 60 71 Noise-induced hearing loss (NIHL)7, 8 Number 231 0 138 93 358 3 189 166 Chronic obstructive pulmonary disease7 Number 39 NA 34 5 68 N/A 39 29 Cardiorespiratory tuberculosis (TB) – new and retreatment cases Number 427 NA 225 202 491 N/A 270 221 TB incidence – new and relapse cases Number 494 NA 257 237 553 N/A 284 269 Highly-active antiretroviral treatment (HAART) patients on treatment and in active employment9 Number 15,163 NA 7,960 7,203 10,744 N/A 3,731 7,013 2020 2019 Group US operations PGM SA operations Group US Group operations PGM SA operations Employment Unit PGM Gold PGM Gold FOUR-YEAR STATISTICAL REVIEW continued IR - 274

Environment Cyanide consumption tonne 1,409 N/A 0 N/A 1,409 2,979 N/A N/A 2,979 Total CO2e emissions: Scope 1 and 210 000t 36,686 285 6 3,123 3,272 7,302 259 3,023 4,020 Scope 311 000t 31,137 59 N/A 713 365 1,506 123 823 560 Emissions intensity12 tCO2e/t milled 30.13 0.23 N/A 0.08 0.33 0.16 0.17 0.1 0.27 SO2 emissions13 tonnes 2,577.5 31.50 N/A 32,576 N/A 1,747 3.83 1,743 n/a Electricity consumed TWh 36.13 0.37 0.04 2.88 2.85 6.59 0.37 2.75 3.47 Diesel TJ 31,302 286 0 851 166 1,281 372 775 134 Total water withdrawn 000ML 3139.0 3.00 9 23.69 103.2 124.6 3.4 24.2 97.1 Water used 000ML 39.44 0.23 0 23.46 15.75 47.65 0.20 23.89 23.56 Water use intensity18 kl/t treated 1.02 0.18 N/A 0.83 1.68 1.02 0.13 0.80 1.56 Environmental incidents: level 3 and higher Number 32 1 0 0 1 5 1 2 2 Gross rehabilitation liabilities R billion 12.42 1.18 0.00 6.23 5.01 11.15 0.99 5.5 4.7 Representation (HDP South Africans)19 Top management (Board) % 346.2 N/A N/A 46.2 46.2 46.2 N/A 46.2 46.2 Executive management % 342.4 N/A N/A 42.4 42.4 37.8 N/A 37.8 37.8 Senior management % 346.0 N/A N/A 44.3 47.1 40.5 N/A 40.5 40.5 Middle management % 360.3 N/A N/A 63.4 53.3 47.2 N/A 49.3 27.8 Junior management % 376.5 N/A N/A 79.8 68.8 57.1 N/A 60.1 48.7 Social and procurement spend Total socioeconomic development (SED) R million 3368.9 6.3 0.2 216.2 146.2 352.4 5.9 200.5 146.0 Social and labour plan (SLP) projects R million 32,194.8 N/A N/A 1,098 1,097 2,085 934 1,151 Total BEE procurement spend17 R million 321,415 N/A N/A 12,684 8,731 16,442 10,637 5,805 Capital goods17 % N/A N/A N/A N/A N/A N/A N/A N/A Services17% 73 N/A N/A 75 70 65 62 71 Mining goods17% 78 N/A N/A 81 77 78 82 71 % of total procurement17% 75 N/A N/A 77 74 70 69 71 Other Current tax and royalties31 R million 11,106 655 0 10,145 302 16,220 1422 14291 437 Research and development R million 125.1 55 2022 2021 Group US region EU region SA region Group US operations SA operations Unit PGM PGM Gold PGM PGM Gold 1 Our percentage of women in mining/women in the workforce for the SA operations is 16.3% 2 For a detailed breakdown of employees and contractor numbers, see &Atilde; Our workforce profile on page 158 in the Empowering our workforce in this report; total is inclusive of corporate office 3 The sustainable development indicators for 2022 have been externally assured by PwC. &Atilde; See the Statement of Assurance on page 281 of this report for details on similar assurance in prior years, see prior integrated reports at &cedil; www.sibanyestillwater.com 4 Rate per million hours worked 5 These indicators for 2019 were restated due to rounding and the re-application of the Group definition 6 Includes certain minor injuries 7 Includes new and resubmission cases 8 The NIHL testing method differs at the US and SA operations 9 HAART statistics for 2019 exclude the Marikana operations 10 Scope 1 and 2 emissions include fugitive mine methane. We have chosen to report our scope 1 and scope 2 emissions separately from our scope 3 emissions as scope 1 and 2 emissions are under our direct control while scope 3 emissions represent the effect of our business activities across the supply chain. Although it is not a mandatory Intergovernmental Panel on Climate Change reporting category, we are also reporting our fugitive mine methane emissions in the Free State province of South Africa in line with the transparency principle of the ISO greenhouse gas quantification standard. Scope 2 emissions are representative of the market-based method. 2020 Group scope 1 emissions have been adjusted due to minor amendments to the emission calculation procedure and emission factors. The increase in total Group scope 2 emissions is attributable to the increased use of electricity, as well as the impact of the 3.8% increase in the Eskom grid emission factor (GEF) used for the SA operations over the 2021 reporting period FOUR-YEAR STATISTICAL REVIEW continued IR - 275

Environment Cyanide consumption 000t 2,244 N/A N/A 2,244 2,509 NA NA 2,509 Total CO2e emission Scope 1 and 210 000t 6,695 259 2,601 3,835 7,413 251 3,148 4,014 Scope 311 000t 1,245 124 692 429 1,597 211 953 433 Emissions intensity12 tCO2e/t milled 0.17 0.17 0.10 0.19 0.16 0.18 0.1 0.27 SO2 emissions13 tonnes 2,314 54.14 2,310 N/A 1,893 3.7 1,889 0 Electricity consumed TWh 6.19 0.37 2.42 3.39 5.98 0.35 2.22 3.41 Diesel TJ 1,108 367 623 117 1,135 368 662 105 Total water withdrawn 000ML 125.2 3.5 23.3 98.5 123.9 3.6 19.5 100.8 Water used 000ML 1449 0.37 23 25.9 49.95 0.95 19.3 29.7 Water use intensity18 kl/t treated 1.18 150.21 0.9 1.78 1.17 0.63 0.74 1.97 Environmental incidents level 3 and higher Number 5 1 2 2 5 0 2 3 Gross rehabilitation liabilities R billion 10.76 0.76 5.5 4.5 10.9 0.59 5.63 4.68 Representation (HDP South Africans)19 Top management (Board) % 42.0 N/A 42.0 40.0 45.0 N/A 45.5 45.5 Executive management % N/A 38.0 N/A 38.5 38.5 Senior management % 41.0 N/A 41.0 41.0 43.0 N/A 42.5 42.5 Middle management % 48.0 N/A 49.0 33.0 0.5 N/A 47.8 43.3 Junior management % 54.0 N/A 56.0 47.0 0.5 N/A 54.9 49.8 Social and procurement spend23 Total socioeconomic development (SED) R million 16201.65 6.6 116.4 78.6 158 5.76 59 93 Social and labour plan (SLP) projects17 R million 161,734.5 N/A 772.70 961.75 1,584 N/A 639 945 Total BEE procurement spend17 R million 12,656 N/A 8,211 4,444 14,592 N/A 9,186 5,406 Capital goods17 % N/A N/A N/A N/A N/A N/A N/A N/A Services17% 75 N/A 79.3 59 70 N/A 78 60 Consumables17% 70 N/A 81 81.9 80 N/A 79 80 % of total procurement17% 72 N/A 75 67 74 N/A 79 67 Other Current tax and royalties31 R million 7,139 976 5,483 635 2,279 481 1,661 137 Research and development R million 52 50 2020 2019 Group US operations SA Operations Group US operations SA operations Unit PGM PGM Gold PGM PGM Gold FOUR-YEAR STATISTICAL REVIEW continued IR - 276

OPERATING STATISTICS 2022 2021 2020 2019 US PGM operations Production Ore milled 000t 1,154 1,469 1,487 1,411 2E PGM production kg 13,099 17,741 18,758 18,475 000oz 421 570 603 594 Price and costs Average PGM basket price R/2Eoz 30,482 31,021 31,373 20,287 US$/2Eoz 1,862 2,097 1,906 1,403 R/3Eoz 50,202 51,987 36,821 19,174 US$/3Eoz 3,067 3,515 2,237 1,326 Operating cost20 R/2Eoz 18,671 13,324 12,829 9,978 US$/2Eoz 1,141 901 779 690 Adjusted EBITDA21 R million 7,604 12,256 13,083 7,291 Adjusted EBITDA margin22% 16 21 29 27 All-in sustaining cost24 R/2Eoz 25,951 14,851 14,385 11,337 US$/2Eoz 1,586 1,004 874 784 All-in sustaining cost margin24% 13 54 56 45 Total capital expenditure US$ million 331 308 269 235 R million 5,416 4,556 4,419 3,393 SA PGM operations (attributable) Production Ore milled 000t 36,644 38,307 32,416 31,624 4E PGM production kg 51,864 57,110 47,475 50,025 000oz 1,667 1,836 1,526 1,608 Price and costs Average PGM basket price R/4Eoz 42,914 47,066 36,651 19,994 US$/4Eoz 2,622 3,182 2,227 1,383 Operating cost20 R/4Eoz 19,543 16,780 18,019 14,699 US$/4Eoz 1,194 1,135 1,095 1,017 Adjusted EBITDA21 R million 38,135 51,608 29,074 8,796 Adjusted EBITDA margin22% 53 61 53 32 All-in sustaining cost24, 32 R/4Eoz 19,313 16,982 17,792 14,857 US$/4Eoz 1,180 1,148 1,081 1,027 All-in sustaining cost margin24% 48 58 46 20 Total capital expenditure R million 5,104 3,799 2,197 2,248 US$ million 312 257 133 155 11 The following scope 3 categories are included, also see supplementary report, Climate change related disclosure • Category 1: Purchased goods and services • Category 2: Capital goods • Category 3: Fuel- and energy-related activities • Category 4: Upstream transportation and distribution • Category 5: Waste generated in operations • Category 6: Business travel • Category 7: Employee commuting • Category 8: Upstream leased assets • Category 9: Downstream transportation and distribution • Category 10: Processing of sold products • Category 11: Use of sold product • Category 12: End-of-life treatment of sold products • Category 13: Downstream leased assets • Category 14: Franchises • Category 15: Investments FOUR-YEAR STATISTICAL REVIEW continued IR - 277

SA gold operations Production Ore milled 000t 36,172 44,402 41,226 41,498 Gold produced kg 19,301 33,372 30,561 29,009 000oz 621 1,073 983 933 Price and costs Gold price R/kg 946,073 849,703 924,764 648,662 US$/oz 1,798 1,787 1,747 1,395 Operating cost20 R/kg 1,074,400 669,723 634,596 637,681 Adjusted EBITDA21 R million (3,546) 5,113 7,771 (970) Adjusted EBITDA margin22% (20) 18 28 (5) All-in sustaining cost23 R/kg 1,268,360 803,260 743,967 717,966 US$/oz 2,410 1,689 1,406 1,544 All-in sustaining cost margin24% (34) 5 20 (11) Total capital expenditure R million 4,559 4,380 2,997 2,066 US$ million 279 296 182 143 2022 2021 2020 2019 SA OPERATIONS 12 Emissions intensity (t CO2e per t milled) is the intensity ratio of total scope 1 and 2 emissions to tonnes milled at the operations under our operational control. The ore at the US PGM operations is of a higher grade contributing to a higher intensity rate using tonnes milled versus ounces output 13 Sulphur dioxide (SO2) emissions for the SA and US operations are from the PGMs smelting operation. In 2019, Sibanye-Stillwater acquired Marikana operations and SO2 from PGM smelting has been identified as a key performance indicator for assurance. SO2 from smelting is applicable to the Marikana operations at the SA operations and the smelter of the metallurgical complex at the US operations 14 In 2019 we reported on the volume of water used rather than on the volume recycled and reused. Sibanye-Stillwater operates mines that generate almost zero effluent and mines that must discharge certain volumes of water in terms of their water-use licences to satisfy the requirements of the environmental reserve and/or to satisfy dewatering requirements. Nevertheless, Sibanye-Stillwater continues to practice effective water conservation and water demand management in accordance with the requirements of each of its water-use licences. 2020 water discharged for SA gold operations was restated due to measurement correction and to include DRD DP2 consumption as a discharge. DRD consumption contributed a significant portion of water used, but is not included in tonne treated, causing a skewed water use intensity. This adjustment results in changes in “Water discharged”, “Water used”,” Purchases from water services authorities %” and “Intensity (kl/tonne treated)” 15 Water use intensity in the US operations is 0.63kL/tonne treated for 2019. The US mines are relatively dry and water use is low, given that most of the water withdrawn is discharged through the water recycle/reuse systems in place. In addition, given the high rainfall, water is collected and a significant amount of storm water is used in the process facilities. Almost all the water discharged is treated. 16 &Atilde; Definitions have changed from 2018 to 2019, for a breakdown please see page 222 17 The BEE proportion of total procurement applies to procurement spend in South Africa only; from 2019 onwards the total BEE procurement spend includes spend on services; and excludes capital goods from 2019 onwards. The spend reflected for the Gold operations include Shared Service department spend 18 &Atilde; For detail on these figures see page 198 in Minimising our environmental impact 19 HDP in management includes management classified as designated groups and employed at management levels (excluding foreign nationals and white males) as at financial year-end 2020 and 2021. Previous years the senior management and executive level of management representation of designated groups were combined as one figure; however, this has been split from 2021 and historical data adjusted to make provision for the management split per level. The definition of the DMRE categorisation has changed to align to DOEL categories 20 Operating cost is the average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled in the same period, and operating cost per kilogram and ounce is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold or platinum group metals (PGM) produced in the same period 21 The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties, carbon tax and tax to adjusted EBITDA, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 28.7: Capital management 22 Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue 23 The SA gold operations recorded a fatal accident on 27 February 2022. This was, however, restated to the date of accident 21 October 2021, as per reporting protocol. Mr Madie (a contractor) was injured during a scraping and rigging accident on 21 October 2021 and passed away as a result of his injuries on 27 February 2022 FOUR-YEAR STATISTICAL REVIEW continued IR - 278

2022 EUROPEAN OPERATIONS Sibanye-Stillwater Sandouville refinery33 Volumes produced Nickel Salts34 tonnes 2,003 Nickel Metal tonnes 4,839 Total Nickel production tNi 6,842 Nickel Cakes35 tonnes 284 Cobalt Chloride (CoCl2) 36 tonnes 153 Ferric Chloride (FeCl3) 36 tonnes 1,399 Volumes sales Nickel Salts34 tonnes 1,860 Nickel Metal tonnes 4,987 Total Nickel sold tNi 6,847 Cobalt Chloride (CoCl2) 36 tonnes 164 Ferric Chloride (FeCl3) 36 tonnes 1,399 Price and costs Nickel equivalent average basket price37 R/tNi 458,595 US$/tNi 28,019 Adjusted EBITDA21 Rm (492) Adjusted EBITDA margin22% (16) Nickel equivalent sustaining cost23 R/tNi 527,676 US$/tNi 32,239 Total Capital expenditure Rm 90 US$m 5 23 Sibanye-Stillwater presents the financial measures “All-in sustaining costs”, “All-in costs”, “All-in sustaining cost per kilogram”, “All-in sustaining cost per ounce”, “All-in cost per kilogram” and “All-in cost per ounce”, which were introduced during the year ended 31 December 2013 by the World Gold Council (the Council). The Council is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold from industry, consumers and investors and is not a regulatory organisation. The Council has worked with its member companies to develop a metric that expands on International Financial Reporting Standards (IFRS) measures such as cost of goods sold and currently accepted non-IFRS measures to provide relevant information to investors, governments, local communities and other stakeholders in understanding the economics of gold mining operations related to expenditures, operating performance and the ability to generate cash flow from operations. This is especially true with reference to capital expenditure associated with developing and maintaining gold mines, which has increased significantly in recent years and is reflected in this metric All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce metrics are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies All-in costs excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure growth For a reconciliation of cost of sales, before amortisation and depreciation to All-in costs, see - Overview -Management’s discussion and analysis of the financial statements - 2022 financial performance compared with 2021 - Cost of sales–All-in costs The Nickel equivalent sustaining cost, being the cost to sustain current operations. Nickel equivalent sustaining cost per tonne nickel is calculated by dividing the Nickel equivalent sustaining cost, in a period by the total nickel products sold over the same period. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies. For a reconciliation of cost of sales, before amortisation and depreciation to Nickel equivalent sustaining cost, see - Overview - Management’s discussion and analysis of the financial statements - 2022 financial performance compared with 2021 - Cost of sales - All-in sustaining cost, All-in cost and Nickel equivalent sustaining cost FOUR-YEAR STATISTICAL REVIEW continued IR - 279

Revenue R million 138,288 172,194 127,392 72,925 Profit for the year R million 18,980 33,796 30,622 433 Earnings per share cents 651 1,140 1,074 2 Headline earnings per share cents 652 1,272 1,068 (40) Number of shares in issue at end of period 000 2,830,370 2,808,406 2,923,571 2,670,030 Statement of financial position (extract) Cash and cash equivalents R million 26,076 30,292 20,240 5,619 Total assets R million 166,631 152,994 134,103 101,072 Borrowings 25 R million 22,728 20,298 18,383 23,736 Total liabilities R million 75,627 71,649 63,387 69,934 Statement of cash flows (extract) Net (decrease)/increase in cash and cash equivalents R million (5,328) 9,344 14,969 3129 Other financial data Adjusted EBITDA21 R million 41,111 68,606 49,385 14,956 Net (cash)/debt26 R million (5,850) (11,466) (3,087) 20,964 Net (cash)/debt to adjusted EBITDA ratio (0.14) (0.17) (0.06) 1.40 Net asset value per share R 32.15 28.96 24.19 11.66 Debt to equity27 ratio 0.83 0.88 0.90 2.25 Dividends declared per share ZAR cents 2.60 4.79 371 — Dividend yield28% 5.8 9.8 6.2 — Average exchange rate29 R/US$ 16.37 14.79 16.46 14.46 Closing exchange rate30 R/US$ 17.03 15.94 14.69 14 Share data Market capitalisation at year-end R billion 126.6 137.9 175.4 95.8 US$ billion 7.5 8.8 11.6 6.6 Average daily volume of shares traded ’000 12,162 14,175 19,488 21,383 Ordinary share price – high R/share 75.40 74.67 60.4 35.89 Ordinary share price – low R/share 35.74 45.58 16.53 16.76 Ordinary share price at year end R/share 44.72 49.10 60 35.89 GROUP FINANCIAL STATISTICS Income statement (extract) 2022 2021 2020 2019 24All-in sustaining cost margin is defined as revenue minus All-in sustaining costs divided by revenue. All-in cost margin is defined as revenue minus All-in costs Sibanye-Stillwater presents the financial measures “All-in sustaining costs”, “All-in costs”, “All-in sustaining cost per kilogram”, “All-in sustaining cost per ounce”, “All-in cost per kilogram” and “All- in cost per ounce”, which were introduced during the year ended 31 December 2013 by the World Gold Council (the Council). The Council has worked with its member companies to develop a metric that expands on International Financial Reporting Standards (IFRS) measures such as cost of goods sold and currently accepted non-IFRS measures to provide relevant information to investors, governments, local communities and other stakeholders in understanding the economics of gold mining operations related to expenditures, operating performance and the ability to generate cash flow from operations. This is especially true with reference to capital expenditure associated with developing and maintaining gold mines, which has increased significantly in recent years and is reflected in this metric All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce metrics are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure growth. For a reconciliation of cost of sales, before amortisation and depreciation to All-in costs, see Overview - Management’s discussion and analysis of the financial statements - 2022 financial performance compared with 2021 - Cost of sales - All-in costs 25 This represents total borrowings as per the consolidated financial statement. See the Consolidated financial statements – Notes to the consolidated financial statements – Note 28: Borrowings 26 Net (cash)/debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater, and, therefore, exclude the Burnstone Debt. Net (cash)/debt excludes cash of Burnstone 27 The debt to equity ratio is a debt ratio used to measure the Group’s financial leverage and is calculated by dividing total liabilities by equity 28 The dividend yield is a financial ratio that indicates how much a company pays out in dividends each year relative to its share price. Dividend yield is represented as a percentage and is calculated by dividing the dividends per share declared in a given year by the ordinary share price at the end of the year 29 The average exchange rate during the relevant period as reported by IRESS. Based on the average share price of R48.83 for the year ended 31 December 2022 30 The closing exchange rate at period end. The closing exchange rate on 14 April 2023, as reported by IRESS, was R18.08/US$. Fluctuations in the exchange rate between the rand and the US dollar will affect the US dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the American Depositary Receipts (ADRs) on the NYSE. These fluctuations will also affect the US dollar amounts received by owners of ADRs on the conversion of any dividends paid in rand on the ordinary shares 31 Current tax and royalties for the Group includes current tax on Group Corporate and Reconciling items of R4 million (2021: R70 million, 2020: R45 million and 2019: Rnil) 32 The SA PGM operations excludes the production and costs associated with purchase of concentrate (PoC) from third parties at the Marikana operations from 1 January 2020 33 Amounts included since effective date of the acquisition on 4 February 2022 34 Nickel salts consist of anhydrous nickel, nickel chloride low sodium, nickel chloride standard, nickel carbonate and nickel chloride solution 35 Nickel cakes occur during the processing of nickel matte and are recycled back into the nickel refining process 36 Cobalt chloride and ferric chloride are obtained from nickel matte through a different refining process on an order basis 37 The Nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income - non-product sales divided by the total nickel equivalent tonnes sold FOUR-YEAR STATISTICAL REVIEW continued IR - 280

STATEMENT OF ASSURANCE INDEPENDENT PRACTITIONER’S LIMITED ASSURANCE REPORT ON THE SELECTED SUSTAINABILITY INFORMATION IN SIBANYE-STILLWATER’S INTEGRATED REPORT To the directors of Sibanye-Stillwater We have undertaken a limited assurance engagement in respect of the selected sustainability information, as described below, and presented in the 2022 Integrated Report of Sibanye Stillwater Limited (the ‘Company’, ‘Sibanye-Stillwater’ or ‘you’) for the year ended 31 December 2022 (“the Report”). This engagement was conducted by a multidisciplinary team including health, safety, social, environmental and assurance specialists with relevant experience in sustainability reporting. SUBJECT MATTER We have been engaged to provide a limited assurance conclusion in our report on the following selected sustainability information, referenced by footnote 3 on &Atilde; pages 273 and 275 of the Report. The selected sustainability information described below has been prepared in accordance with the Group’s reporting criteria that accompanies the sustainability information on the relevant pages of the Report (the accompanying Reporting Criteria). Selected sustainability information Unit of measurement Boundary Environment Total CO2 equivalent emissions: scope 1 and 2 ’000 tCO2e Sibanye-Stillwater Group GHG emissions intensity (Scope 1 + 2) tCO2e /oz Sibanye-Stillwater Group Total CO2 equivalent emissions: scope 3 ’000 tCO2e Sibanye-Stillwater Group Electricity consumed TWh Sibanye-Stillwater Group Number of environmental incidents: Level 3 and higher Number Sibanye-Stillwater Group Total water withdrawn ’000 ML Sibanye-Stillwater Group Diesel TJ Sibanye-Stillwater Group SO2 emissions Tonnes SO2 United States PGM and South Africa PGM smelting operations Health Number of new and resubmitted silicosis cases reported Number of cases South African operations Number of new and resubmitted noise induced hearing loss (NIHL) cases reported Number of cases Sibanye-Stillwater Group Number of new and resubmitted chronic obstructive pulmonary diseases (COPD) cases reported Number of cases South African operations Number of new and retreatment cardiorespiratory tuberculosis (TB) cases reported Number of cases South African operations Number of new and relapsed tuberculosis (TB) incidence cases reported Number of cases South African operations Highly-active antiretroviral treatment (HAART) patients on treatment and in active employment Number of patients South African operations Safety Total recordable injury frequency rate (TRIFR) Rate Sibanye-Stillwater Group Number of fatalities Number Sibanye-Stillwater Group Social Total socioeconomic development (SED) spend R million Sibanye-Stillwater Group Total approved social and labour plan (SLP) project spend R million South African operations Women in the workforce / Women in Mining (WiM) % Sibanye-Stillwater Group HDP representation in South African operations • top management (Board) % • executive management % • senior management % • middle management % • junior management % Total BEE procurement spend R million South African operations We refer to this information as the “selected sustainability information”. IR - 281

YOUR RESPONSIBILITIES The directors are responsible for the selection, preparation and presentation of the selected sustainability information in accordance with the accompanying reporting criteria available on the website &cedil; www.sibanyestillwater.com/newsinvestors/reports/ annual (the ‘Reporting criteria’). This responsibility includes • the identification of stakeholders and stakeholder requirements, material matters, commitments with respect to sustainability performance • the design, implementation and maintenance of internal control relevant to the preparation of the Report that is free from material misstatement, whether due to fraud or error The directors are also responsible for determining the appropriateness of the measurement and Reporting Criteria in view of the intended users of the selected sustainability information and for ensuring that those criteria are publicly available to the Report users. INHERENT LIMITATIONS Non-financial performance information is subject to more inherent limitations than financial information, given the characteristics of the subject matter and the methods used for determining, calculating, sampling and estimating such information. The absence of a significant body of established practices on which to draw allows for the selection of different but acceptable measurement techniques which can result in materially different measurements and can impact comparability. Qualitative interpretations of relevance, materiality and the accuracy of data are subject to individual assumptions and judgements. The precision of different measurement techniques may also vary. Furthermore, the nature and methods used to determine such information, as well as the measurement criteria and the precision thereof, may change over time. In particular, where the information relies on carbon, other emissions or energy conversion factors derived by independent third parties, or internal laboratory results, our assurance work did not include examination of the derivation of those factors and other third-party or laboratory information. OUR INDEPENDENCE AND QUALITY CONTROL We have complied with the independence and other ethical requirements of the Code of Professional Conduct for Registered Auditors, issued by the Independent Regulatory Board for Auditors’ (IRBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards). The firm applies the International Standard on Quality Control 1, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. OUR RESPONSIBILITY Our responsibility is to express a limited assurance conclusion on the selected sustainability information based on the procedures we have performed and the evidence we have obtained. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements 3000 (Revised), Assurance Engagements other than Audits or Reviews of Historical Financial Information (ISAE 3000 (Revised)), and, in respect of greenhouse gas emissions, International Standard on Assurance Engagements 3410, Assurance Engagements on Greenhouse Gas Statements (ISAE 3410) issued by the International Auditing and Assurance Standards Board. These standards require that we plan and perform our engagement to obtain limited assurance about whether the selected sustainability information is free from material misstatement. A limited assurance engagement undertaken in accordance with ISAE 3000 (Revised), and ISAE 3410, involves assessing the suitability in the circumstances of the Company’s use of its Reporting Criteria as the basis of preparation for the selected sustainability information, assessing the risks of material misstatement of the selected sustainability information whether due to fraud or error, responding to the assessed risks as necessary in the circumstances, and evaluating the overall presentation of the selected sustainability information. A limited assurance engagement is substantially less in scope than a reasonable assurance engagement in relation to both risk assessment procedures, including an understanding of internal control, and the procedures performed in response to the assessed risks. The procedures we performed were based on our professional judgement and included inquiries, observation of processes followed, inspection of documents, analytical procedures, evaluating the appropriateness of quantification methods and reporting policies, and agreeing or reconciling with underlying records. Given the circumstances of the engagement, in performing the procedures listed above we • interviewed management and senior executives to obtain an understanding of the internal control environment, risk assessment process and information systems relevant to the sustainability reporting process • inspected documentation to corroborate the statements of management and senior executives in our interviews • tested the processes and systems to generate, collate, aggregate, monitor and report the selected sustainability information • performed a controls walkthrough of identified key controls • inspected supporting documentation on a sample basis and performed analytical procedures to evaluate the data generation and reporting processes against the Reporting Criteria • evaluated the reasonableness and appropriateness of significant estimates and judgements made by the directors in the preparation of the selected sustainability information • evaluated whether the selected sustainability information presented in the Report is consistent with our overall knowledge and experience of sustainability management and performance at the Company STATEMENT OF ASSURANCE continued IR - 282

The procedures performed in a limited assurance engagement vary in nature and timing and are less in extent than for a reasonable assurance engagement. As a result, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement. Accordingly, we do not express a reasonable assurance opinion about whether the Company’s selected sustainability information has been prepared, in all material respects, in accordance with the accompanying Reporting Criteria. LIMITED ASSURANCE CONCLUSION Based on the procedures we have performed and the evidence we have obtained, and subject to the inherent limitations outlined elsewhere in this report, nothing has come to our attention that causes us to believe that the selected sustainability information as set out in the subject matter paragraph above for the year ended 31 December 2022 is not prepared, in all material respects, in accordance with the Reporting Criteria. OTHER MATTERS Our report includes the provision of limited assurance on the Greenhouse gas emissions intensity (tCO2e / oz) - Sibanye-Stillwater Group scope 1and 2 emissions per oz produced. We were previously not required to provide assurance on this selected sustainability information. The maintenance and integrity of Sibanye-Stillwater’s website is the responsibility of Sibanye-Stillwater’s directors. Our procedures did not involve consideration of these matters and accordingly we accept no responsibility for any changes to either the information in the Report or our independent assurance report that may have occurred since the initial date of presentation on Sibanye- Stillwater’s website. RESTRICTION OF LIABILITY Our work has been undertaken to enable us to express a limited assurance conclusion on the selected sustainability information to the directors of the Company in accordance with the terms of our engagement, and for no other purpose. We do not accept or assume liability to any party other than the Company, for our work, for this report, or for the conclusion we have reached. PricewaterhouseCoopers Inc. Director: Oswald Wentworth Registered Auditor PWC Johannesburg, 4 Lisbon Lane, Waterfall City, 2090 24 April 2023 STATEMENT OF ASSURANCE continued IR - 283

SHAREHOLDER INFORMATION SHARE INFORMATION Sector Resources Issued share capital at 31 December 2022 2,830,370,251 at 31 December 2021 2,808,406,269 at 31 December 2020 2,923,570,507 JSE Ticker: SSW Market capitalisation at 31 March 2023 R103.7 billion at 31 December 2022 R126.6 billion at 31 December 2021 R137.9 billion at 31 December 2020 R175.4 billion 12-month average daily share trading volumes year ended 31 December 2022 12,055,276 year ended 31 December 2021 14,175,442 year ended 31 December 2020 19,291,940 Share price statistics 12-month low and high for 2022 Low: R35.74 High: R75.40 12-month low and high for 2021 Low: R45.58 High: R74.67 12-month low and high for 2020 Low: R16.53 High: R60.40 closing price as at 31 December 2022 R44.72 closing price as at 31 December 2021 R49.10 closing price as at 31 December 2020 R60.00 NYSE Ticker: SBSW Market capitalisation at 31 March 2023 US$5.8 billion at 31 December 2022 US$7.5 billion at 31 December 2021 US$8.8 billion at 31 December 2020 US$11.6 billion 12-month average daily share trading volumes on the NYSE and other US platforms year ended 31 December 2022 3,690,141 year ended 31 December 2021 2,848,586 year ended 31 December 2020 3,344,698 Share price statistics 12-month low and high for 2022 Low US$8.16 High US$20.32 12-month low and high for 2021 Low: US$11.51 High: US$20.56 12-month low and high for 2020 Low: US$3.68 High: US$16.30 closing price as at 31 December 2022 US$10.66 closing price as at 31 December 2021 US$12.54 closing price as at 31 December 2020 US$15.89 Free float1 100% ADS ratio 1 ADS:4 ordinary shares ADSs outstanding 31 December 2022 529,817,698 31 December 2021 395,607,358 31 December 2020 441,815,262 1 Excluding Gold One (as a corporate holding) directors, prescribed officers and their relations, as well as the employee share trust IR - 284

Ownership summary at 31 December 2022 – top 10 shareholders Rank Investor Current combined holding of shares in issue % of shares in issue 1 Public Investment Corporation (PIC)1 433,088,187 15.30 2 Allan Gray Proprietary Limited1 195,293,037 6.90 3 BlackRock Inc1 153,391,012 5.42 4 The Vanguard Group Inc 111,510,458 3.94 5 M&G plc 82,397,824 2.91 6 GIC Asset Management Pte Ltd 71,387,333 2.52 7 State Street Global Advisors Limited 65,299,236 2.31 8 Sanlam Investment Management Proprietary Limited 51,116,861 1.81 9 Old Mutual Limited 45,240,976 1.60 10 Dimensional Fund Advisors 42,649,488 1.51 1 These are major shareholders in line with the JSE listings requirements 8.63(e) Registered shareholder spread at 31 December 2022 Number of holders % of total shareholders Number of shares2 % of shares in issue1,3 1-1,000 shares 42,827 75.30 8,789,552 0.31 1,001-10,000 shares 11,019 19.38 33,436,702 1.18 10,001-100,000 shares 2,002 3.52 63,209,088 2.23 100,001-1,000,000 shares 797 1.40 256,533,080 9.06 1,000,001 shares and above 227 0.40 2,468,401,829 87.21 Total 56,872 100.00 2,830,370,251 100.00 1 Figures may not add due to rounding 2 As of 31 March 2023, the issued share capital of Sibanye-Stillwater consisted of 2,830,567,264 ordinary shares 3 To our knowledge: (1) Sibanye-Stillwater is not directly or indirectly owned or controlled (a) by another entity or (b) by any foreign government; and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Sibanye-Stillwater. To the knowledge of Sibanye-Stillwater’s management, there is no controlling shareholder of Sibanye-Stillwater Public and non-public shareholdings Shareholder type Number of holders % of total shareholders Number of shares % of shares in issue Non-public shareholders 35 0.06 536,459,081 18.95 Directors and associates 11 0.02 10,359,306 0.37 Prescribed Officers and associates 6 0.01 3,394,438 0.12 Share trust 1 0.00 19,233,755 0.68 Government Employees Pension Fund (PIC)1 17 0.03 503,471,582 17.79 Public shareholders 56,837 99.94 2,293,911,170 81.05 Total 56,872 100.00 2,830,370,251 100 1 This is the aggregate shareholding for the Government Employees Pension Fund, the majority of which is managed by the Public Investment Corporation (PIC) Foreign custodian holdings of more than 5% at 31 December 2022 Number of shares % of shares in issue The Bank of New York Mellon (ADR Sponsor) 529,817,698 18.72 State Street Bank & Trust Co 255,426,393 9.02 JPMorgan Chase & Co. 197,741,037 6.99 CitiBank Inc. 151,718,018 5.36 SHAREHOLDER INFORMATION continued IR - 285

The tables below show the change in the percentage ownership of Sibanye-Stillwater’s major shareholders, to the knowledge of Sibanye- Stillwater’s management, between 2020 and 2022. Investment management shareholdings of more than 5% at 31 December 20221 Government Employees Pension Fund (PIC)2 433,088,187 15.30 422,136,705 15.03 336,133,667 11.50 Allan Gray Proprietary Limited 195,293,037 6.90 167,557,050 5.97 114,906,710 3.93 BlackRock Inc 153,391,012 5.42 150,428,228 5.36 195,153,251 6.67 2022 2021 2020 Number of shares % of shares in issue Number of shares % of shares issue Number of shares % of shares issue 1. A list of the investment managers holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, 5% or more of the issued share capital of Sibanye-Stillwater as of 31 March 2023 is set forth below: Number of shares % of shares in issue Government Employees Pension Fund (PIC)2 440,935,517 15.58 Allan Gray Proprietary Limited 193,615,653 6.84 2. This represents funds managed by the PIC as an investment fund manager, which holds the majority of its shares on behalf of the Government Employees Pension Fund Beneficial shareholdings more than 5% at 31 December 20221 2022 2021 2020 Number of shares % Number of shares % Number of shares % Gold One South Africa SPV (RF) Proprietary Limited 14,855,857 0.52 81,331,203 2.90 148,390,135 5.08 Government Employees Pension Fund (PIC)2 503,471,582 17.79 498,129,067 17.72 400,925,568 13.71 1 A list of the individuals and organisations holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, 5% or more of the issued share capital of Sibanye-Stillwater as of 31 March 2023 is set forth below: Number of shares % of shares in issue Government Employees Pension Fund (PIC)2 510,581,845 18.04 2 This is the aggregate shareholding for the Government Employees Pension Fund the majority of which is managed by the Public Investment Corporation (PIC) Sibanye-Stillwater’s ordinary shares are subject to dilution as a result of any non-pre-emptive share issuance, including upon the exercise of Sibanye-Stillwater’s outstanding share options, issues of shares by the Board in compliance with B-BBEE legislation or in connection with acquisitions. The principal non-United States trading market for the ordinary shares of Sibanye-Stillwater is the JSE Limited, on which they trade under the symbol “SSW”. Sibanye-Stillwater’s American depositary shares (ADSs) trade in the United States on the NYSE under the symbol “SBSW”. The ADRs representing the ADSs were issued by The Bank of New York Mellon (BNYM) as depositary under the ADR program. Each ADS represents four ordinary shares. No public takeover offers by third parties have been made in respect of Sibanye-Stillwater’s shares or by Sibanye-Stillwater in respect of other companies’ shares during the last and current fiscal year, other than Sibanye-Stillwater's public takeover offer for New Century Resources Limited. See Annual financial report – Consolidated financial statements – Notes to the consolidated financial statements – Note 41.3: Off- market takeover offer for New Century. SHAREHOLDER INFORMATION continued IR - 286

DISCLAIMER Forward-looking statements The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye- Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the Rhyolite Ridge project); the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the outcome of any disputes or litigation; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye- Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro- economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including  natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology, communications and systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19). Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2022 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2022 on Form 20-F filed with the United States Securities and Exchange Commission on 24 April 2023 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors. Non-IFRS measures The information contained in this report may contain certain non-IFRS measures, including, among others, adjusted EBITDA, adjusted free cash flow, AISC, AIC, Nickel equivalent sustaining cost and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors. Mineral Resources and Mineral Reserves Sibanye-Stillwater’s Mineral

Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, the exchange rates, operating costs, mining permits, changes in legislation and operating factors. Sibanye-Stillwater reports its Mineral Resources and Mineral Reserves in accordance with the rules and regulations promulgated by each of the United States Securities and Exchange Commission (SEC) and the JSE at all managed operations, development, and exploration properties. Websites References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report. IR - 287

ADMINISTRATIVE AND CORPORATE INFORMATION SIBANYE STILLWATER LIMITED (SIBANYE-STILLWATER) Incorporated in the Republic of South Africa Registration number 2014/243852/06 Share code: SSW and SBSW Issuer code: SSW ISIN: ZAE000259701 LISTINGS JSE: SSW NYSE: SBSW WEBSITE www.sibanyestillwater.com REGISTERED AND CORPORATE OFFICE Constantia Office Park Bridgeview House, Building 11, Ground floor Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park 1709 South Africa Private Bag X5 Westonaria 1780 South Africa Tel: +27 11 278 9600 Fax: +27 11 278 9863 COMPANY SECRETARY Lerato Matlosa Email: lerato.matlosa@sibanyestillwater.com DIRECTORS Dr Vincent Maphai* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Dr Elaine Dorward-King* Harry Kenyon-Slaney* Jeremiah Vilakazi* Keith Rayner* Nkosemntu Nika* Richard Menell*^ Savannah Danson* Susan van der Merwe* Timothy Cumming* Sindiswa Zilwa* * Independent non-executive ^ Lead independent director INVESTOR ENQUIRIES James Wellsted Executive Vice President: Investor Relations and Corporate Affairs Mobile: +27 83 453 4014 Email: james.wellsted@sibanyestillwater.com or ir@sibanyestillwater.com JSE SPONSOR JP Morgan Equities South Africa Proprietary Limited Registration number 1995/011815/07 1 Fricker Road, Illovo Johannesburg 2196 South Africa Private Bag X9936 Sandton 2146 South Africa AUDITORS Ernst & Young Inc (EY) 102 Rivonia Road Sandton 2196 South Africa Private Bag X14 Sandton 2146 South Africa Tel: +27 11 772 3000 AMERICAN DEPOSITARY RECEIPTS TRANSFER AGENT BNY Mellon Shareowner Correspondence (ADR) Mailing address of agent: Computershare PO Box 43078 Providence, RI 02940-3078 Overnight/certified/registered delivery: Computershare 150 Royall Street, Suite 101 Canton, MA 02021 US toll free: + 1 888 269 2377 Tel: +1 201 680 6825 Email: shrrelations@cpushareownerservices.com Tatyana Vesselovskaya Relationship Manager - BNY Mellon Depositary Receipts Email: tatyana.vesselovskaya@bnymellon.com TRANSFER SECRETARIES SOUTH AFRICA Computershare Investor Services Proprietary Limited Rosebank Towers 15 Biermann Avenue Rosebank 2196 PO Box 61051 Marshalltown 2107 South Africa Tel: +27 11 370 5000 Fax: +27 11 688 5248 IR - 288

CONTENTS

Four-year financial performance	AFR – 2
Management’s discussion and analysis of the financial statements	AFR – 8
Statement of responsibility by the Board of Directors	AFR – 33
Company secretary’s confirmation	AFR – 34
Report of the Audit Committee	AFR – 35
Directors’ report	AFR – 39
Report of independent registered public accounting firm	AFR – 46
Consolidated income statement	AFR – 49
Consolidated statement of other comprehensive income	AFR – 49
Consolidated statement of financial position	AFR – 50
Consolidated statement of changes in equity	AFR – 51
Consolidated statement of cash flows	AFR – 52
Notes to the consolidated financial statements	AFR – 53
Shareholder information	AFR – 144
Administration and corporate information	AFR – 147

The audited consolidated financial statements for the year ended 31 December 2022 have been prepared by Sibanye-Stillwater’s group financial reporting team headed by Jacques le Roux. This process was supervised by the Group’s CFO, Charl Keyter and authorised for issue by Sibanye-Stillwater’s Board of Directors on 24 April 2023.

AFR - 1

FOUR-YEAR FINANCIAL PERFORMANCE

		2022	2021	2020	2019
Group operating statistics
US PGM operations[1]
Production
Ore milled	’000t	1,154	1,469	1,487	1,411
Platinum produced	‘000oz	97	129	135	133
Palladium produced	‘000oz	325	441	468	460
PGM produced	‘000 2Eoz	421	570	603	594
PGM sold	‘000 2Eoz	419	548	594	578
PGM recycled	‘000 3Eoz	599	755	840	853
Price and costs
Average basket price	R/2Eoz	30,482	31,021	31,373	20,287
	US$/2Eoz	1,862	2,097	1,906	1,403
	R/3Eoz	50,202	51,987	36,821	19,174
	US$/3Eoz	3,067	3,515	2,237	1,326
Operating cost[2]	R/t	6,811	5,174	5,203	4,200
	US$/t	416	350	316	290
	R/2Eoz	18,671	13,324	12,829	9,978
	US$/2Eoz	1,141	901	779	690
Adjusted EBITDA[3]	Rm	7,604	12,256	13,083	7,291
Adjusted EBITDA margin[4]	%	16	21	29	27
All-in sustaining cost[5]	R/2Eoz	25,951	14,851	14,385	11,337
	US$/2Eoz	1,586	1,004	874	784
All-in sustaining cost margin[6]	%	13	54	56	45
All-in cost[5]	R/2Eoz	29,145	19,078	18,339	14,763
	US$/2Eoz	1,781	1,290	1,114	1,021
All-in cost margin[6]	%	3	41	44	29
Capital expenditure
Total capital expenditure	Rm	5,416	4,556	4,419	3,393
SA PGM operations[7]
Production
Ore milled	’000t	36,644	38,307	32,416	31,624
Platinum produced	‘000oz	1,028	1,123	939	948
Palladium produced	‘000oz	517	566	471	489
PGM produced	‘000 4Eoz	1,667	1,836	1,526	1,608
PGM sold including PoC	‘000 4Eoz	1,662	1,886	1,576	1,306
Price and costs[8]
Average basket price	R/4Eoz	42,914	47,066	36,651	19,994
	US$/4Eoz	2,622	3,182	2,227	1,383
Operating cost[2]	R/t	860	781	816	724
	US$/t	53	53	50	50
	R/4Eoz	19,543	16,780	18,019	14,699
	US$/4Eoz	1,194	1,135	1,095	1,017
Adjusted EBITDA[3]	Rm	38,135	51,608	29,074	8,796
Adjusted EBITDA margin[4]	%	53	61	53	32
All-in sustaining cost[5]	R/4Eoz	19,313	16,982	17,792	14,857
	US$/4Eoz	1,180	1,148	1,081	1,027
All-in sustaining cost margin[6]	%	48	58	46	20
All-in cost[5]	R/4Eoz	19,916	17,108	17,830	14,875
	US$/4Eoz	1,217	1,157	1,083	1,029
All-in cost margin[6]	%	47	58	46	20
Capital expenditure
Total capital expenditure	Rm	5,104	3,799	2,197	2,248

AFR - 2

FOUR-YEAR FINANCIAL PERFORMANCE continued

		2022	2021	2020	2019
SA gold operations
Production
Ore milled	’000t	36,172	44,402	41,226	41,498
Gold produced	kg	19,301	33,372	30,561	29,009
	’000oz	621	1,073	983	933
Gold sold	kg	18,859	33,374	30,136	28,743
	’000oz	606	1,073	969	924

Price and costs
Gold price	R/kg	946,073	849,703	924,764	648,662
	US$/oz	1,798	1,787	1,747	1,395
Operating cost[2]	R/t	573	503	470	446
	US$/t	35	34	29	31
	R/kg	1,074,400	669,723	634,596	637,681
	US$/oz	2,042	1,408	1,199	1,372
Adjusted EBITDA[3]	Rm	(3,546)	5,113	7,771	(970)
Adjusted EBITDA margin[4]	%	(20)	18	28	(5)
All-in sustaining cost[5]	R/kg	1,268,360	803,260	743,967	717,966
	US$/oz	2,410	1,689	1,406	1,544
All-in sustaining cost margin[6]	%	(34)	5	20	(11)
All-in cost[5]	R/kg	1,341,588	821,358	756,351	735,842
	US$/oz	2,549	1,727	1,429	1,583
All-in cost margin[6]	%	(42)	3	18	(13)
Capital expenditure
Total capital expenditure	Rm	4,559	4,380	2,997	2,066

		2022
Sibanye-Stillwater Sandouville refinery[9]
Volumes produced
Nickel Salts[10]	tonnes	2,003
Nickel Metal	tonnes	4,839
Total Nickel production	tNi	6,842
Nickel Cakes[11]	tonnes	284
Cobalt Chloride (CoCl2)[12]	tonnes	153
Ferric Chloride (FeCl3)[12]	tonnes	1,399
Volumes sales
Nickel Salts[10]	tonnes	1,860
Nickel Metal	tonnes	4,987
Total Nickel sold	tNi	6,847
Cobalt Chloride (CoCl2)[12]	tonnes	164
Ferric Chloride (FeCl3)[12]	tonnes	1,399
Price and costs
Nickel equivalent average basket price[13]	R/tNi	458,595
	US$/tNi	28,019
Adjusted EBITDA[3]	Rm	(492)
Adjusted EBITDA margin[4]	%	(16)
Nickel equivalent sustaining cost[14]	R/tNi	527,676
	US$/tNi	32,239
Capital expenditure
Total capital expenditure	Rm	90
AFR - 3

FOUR-YEAR FINANCIAL PERFORMANCE continued

Unit operating cost[2]: US underground PGM operations		2022	2021	2020	2019
Cost of sales, before amortisation and depreciation	R'mil	7,458	7,567	7,586	5,601
Inventory change	R'mil	405	33	151	326
Total operating cost	R'mil	7,863	7,600	7,737	5,927

Tonnes milled/treated	000't	1,154	1,469	1,487	1,411
PGM production	000 2Eoz	421	570	603	594

Operating cost[2]	R/t	6,811	5,174	5,203	4,200
	US$/t	416	350	316	290
	R/2Eoz	18,671	13,324	12,829	9,978
	US$/2Eoz	1,141	901	779	690

Unit operating cost[2]: SA PGM operations (excluding Mimosa and Purchase of Concentrate (PoC))		2022	2021	2020	2019
Cost of sales, before amortisation and depreciation	R'mil	32,281	31,972	24,723	18,197
Inventory change	R'mil	2,315	1,294	3,039	4,664
Less: Chrome cost of sales	R'mil	(1,528)	(1,286)	(804)	(948)
Less: Purchase cost of PoC	R'mil	(2,738)	(3,170)	(1,667)
Total operating cost excluding third party PoC	R'mil	30,330	28,810	25,290	21,913

Tonnes milled/treated	000't	36,644	38,307	32,416	31,624
Less: Mimosa tonnes (equity accounted)	000't	(1,387)	(1,422)	(1,414)	(1,357)
PGM tonnes excluding Mimosa and third party PoC	000't	35,257	36,885	31,002	30,267

PGM production (excluding PoC)	000 4Eoz	1,667	1,836	1,526	1,608
Less: Mimosa production (equity accounted)	000 4Eoz	(116)	(119)	(123)	(118)
PGM production excluding Mimosa and third party PoC	000 4Eoz	1,552	1,717	1,404	1,490

Operating cost[2]	R/t	860	781	816	724
	US$/t	53	53	50	50
	R/4Eoz	19,543	16,780	18,019	14,699
	US$/4Eoz	1,194	1,135	1,095	1,017

Unit operating cost[2]: SA Gold operations		2022	2021	2020	2019
Cost of sales, before amortisation and depreciation	R'mil	20,175	22,256	19,050	18,334
Inventory change (Gold in process)	R'mil	562	94	344	164
Total operating cost	R'mil	20,737	22,350	19,394	18,499

Tonnes milled/treated	000't	36,172	44,402	41,226	41,498
Gold Production	kg	19,301	33,372	30,561	29,009
	000'oz	620,541	1,072,934	982,559	933

Operating cost[2]	R/t	573	503	470	446
	US$/t	35	34	29	31
	R/kg	1,074,400	669,723	634,596	637,681
	US$/oz	2,041	1,408	1,199	1,372
AFR - 4

FOUR-YEAR FINANCIAL PERFORMANCE continued
1 The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into SA rand. In addition to the US PGM operations’ underground production, the operation processes recycling material which is excluded from the 2E PGM production, 2E average basket price, operating cost, total capital expenditure, All-in sustaining cost and All-in cost statistics shown. PGM recycling represents palladium, platinum, and rhodium ounces fed to the furnace
2 Operating cost is the average cost of production, and operating cost per tonne is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the tonnes milled in the same period, and operating cost per ounce and kilogram is calculated by dividing the cost of sales, before amortisation and depreciation and change in inventory in a period by the gold kilograms produced or platinum group metals (PGM) 2E or 4E ounces produced in the same period.
3 The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 28.7 Capital management
4 Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenue
5 Sibanye-Stillwater presents the financial measures “All-in sustaining costs”, “All-in costs”, “All-in sustaining cost per kilogram”, “All-in sustaining cost per ounce”, “All- in cost per kilogram” and “All-in cost per ounce”, which were introduced during the year ended 31 December 2013 by the World Gold Council (the Council). The Council is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold from industry, consumers and investors and is not a regulatory organisation. The Council has worked with its member companies to develop a metric that expands on International Financial Reporting Standards (IFRS) measures such as cost of goods sold and currently accepted non-IFRS measures to provide relevant information to investors, governments, local communities and other stakeholders in understanding the economics of gold mining operations related to expenditures, operating performance and the ability to generate cash flow from operations. This is especially true with reference to capital expenditure associated with developing and maintaining gold mines, which has increased significantly in recent years and is reflected in this metric
All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce metrics are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies. All-in costs excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in costs is made up of All-in sustaining costs, being the cost to sustain current operations, given as a sub-total in the All-in costs calculation, together with corporate and major capital expenditure associated with growth. For a reconciliation of cost of sales, before amortisation and depreciation to All-in costs and Nickel equivalent sustaining cost, see – Overview – Management’s discussion and analysis of the financial statements – 2022 financial performance compared with 2021 – Cost of sales – All-in sustaining cost, All-in cost and Nickel equivalent sustaining cost
6 All-in sustaining cost margin is defined as revenue minus All-in sustaining costs divided by revenue. All-in cost margin is defined as revenue minus All-in costs divided by revenue
7 SA PGM operations excludes the production and costs associated with the purchase of concentrate (PoC) from third parties from 1 January 2020 onwards. During 2022, the SA PGM operations produced 63,344 4Eoz (2021: 60,532 4Eoz; 2020: 50,136 4Eoz) of PoC at a cost of R2.7 billion (2021: R3,2 billion; 2020: R1.7 billion)
8 The total SA PGM operations unit cost benchmarks (including capital expenditure) exclude the financial results of Mimosa, which is equity accounted, and excluded from revenue and cost of sales
9 Amounts included since effective date of the acquisition on 4 February 2022
10 Nickel salts consist of anhydrous nickel, nickel chloride low sodium, nickel chloride standard, nickel carbonate and nickel chloride solution
11 Nickel cakes occur during the processing of nickel matte and are recycled back into the nickel refining process
12 Cobalt chloride and ferric chloride are obtained from nickel matte through a different refining process on an order basis
13 The Nickel equivalent average basket price per tonne is the total nickel revenue adjusted for other income less non-product sales divided by the total nickel equivalent tonnes sold
14 The Nickel equivalent sustaining cost, is the cost to sustain current operations. Nickel equivalent sustaining cost per tonne nickel is calculated by dividing the Nickel equivalent sustaining cost, in a period by the total nickel products sold over the same period. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne are intended to provide additional information only, do not have any standardised meaning prescribed by IFRS and should not be considered in isolation or as alternatives to cost of sales, profit before tax, profit for the year, cash from operating activities or any other measure of financial performance presented in accordance with IFRS. Nickel equivalent sustaining cost and Nickel equivalent sustaining costs per tonne as presented in this document may not be comparable to other similarly titled measures of performance of other companies. Other companies may calculate these measures differently as a result of differences in the underlying accounting principles, policies applied and accounting frameworks such as in US GAAP. Differences may also arise related to definitional differences of sustaining versus development capital activities based upon each company’s internal policies. For a reconciliation of cost of sales, before amortisation and depreciation to Nickel equivalent sustaining cost, see – Overview – Management’s discussion and analysis of the financial statements – 2022 financial performance compared with 2021 – Cost of sales – All-in sustaining cost, All-in cost and Nickel equivalent sustaining cost
AFR - 5

FOUR-YEAR FINANCIAL PERFORMANCE continued

		2022	2021	2020	2019
Group financial statistics[1]
Income statement
Revenue	Rm	138,288	172,194	127,392	72,925
Cost of sales, before amortisation and depreciation	Rm	(94,537)	(101,013)	(75,776)	(56,100)
Amortisation and depreciation	Rm	(7,087)	(8,293)	(7,593)	(7,214)
Profit/(loss) for the year	Rm	18,980	33,796	30,622	433
Profit/(loss) for the year attributable to owners of Sibanye-Stillwater	Rm	18,396	33,054	29,312	62
Basic earnings per share	cents	651	1,140	1,074	2
Diluted earnings per share	cents	650	1,129	1,055	2
Headline earnings per share	cents	652	1,272	1,068	(40)
Diluted headline earnings per share	cents	651	1,260	1,049	(40)
Dividend per share	cents	260	479	371	—
Weighted average number of shares	’000	2,826,085	2,898,804	2,728,891	2,507,583
Diluted weighted average number of shares	’000	2,830,781	2,927,246	2,777,952	2,578,954
Number of shares in issue at end of period	’000	2,830,370	2,808,406	2,923,571	2,670,030
Statement of financial position
Property, plant and equipment	Rm	76,909	62,494	60,600	57,480
Cash and cash equivalents	Rm	26,076	30,292	20,240	5,619
Total assets	Rm	166,631	152,994	134,103	101,072
Net assets	Rm	91,004	81,345	70,716	31,138
Stated share capital	Rm	21,647	21,647	30,150	40,662
Borrowings[2]	Rm	22,728	20,298	18,383	23,736
Total liabilities	Rm	75,627	71,649	63,387	69,934
Statement of cash flows
Net cash from operating activities	Rm	15,543	32,256	27,151	9,463
Net cash used in investing activities	Rm	(17,374)	(14,568)	(9,938)	(4,864)
Net cash used in financing activities	Rm	(3,497)	(8,344)	(2,244)	(1,470)
Net (decrease)/increase in cash and cash equivalents	Rm	(5,328)	9,344	14,969	3,129
Other financial data
Adjusted EBITDA[3]	Rm	41,111	68,606	49,385	14,956
Net (cash)/debt[4]	Rm	(5,850)	(11,466)	(3,087)	20,964
Net (cash)/debt to adjusted EBITDA[5]	ratio	(0.14)	(0.17)	(0.06)	1.40
Net asset value per share[6]	R	32.15	28.96	24.19	11.66
Average exchange rate[7]	R/US$	16.37	14.79	16.46	14.46
Closing exchange rate[8]	R/US$	17.03	15.94	14.69	14.00
Share data
Ordinary share price – high	R	75.40	74.67	60.40	35.89
Ordinary share price – low	R	35.74	45.58	16.53	16.76
Ordinary share price at year end	R	44.72	49.10	60.00	35.89
Average daily volume of shares traded	’000	12,162	14,175	19,488	21,383
Market capitalisation at year end	Rbn	127	138	175	96
1 The selected historical consolidated financial data set out above have been derived from Sibanye-Stillwater’s consolidated financial statements for those periods and as at those dates which have been prepared in accordance with IFRS taking into account any changes in accounting principles. Headline earnings per share is calculated in terms of the guidance issued by the South African Institute of Chartered Accountants (SAICA), see – Consolidated financial statements – Notes to the consolidated financial statements – Note 12.3 Headline earnings per share
2 This represents total borrowings as per the consolidated financial statements, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 28 Borrowings
3 The adjusted EBITDA is based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 28.7 Capital management
4 Net (cash)/debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye- Stillwater, and, therefore, exclude the Burnstone Debt and include the derivative financial instrument up to the settlement of the US$ Convertible Bond. Net debt excludes cash of Burnstone. Where cash and cash equivalents exceed borrowings and bank overdraft this represents a net cash position and the negative amount is shown in brackets
5 Net (cash)/debt to adjusted EBITDA (ratio) is defined as net (cash)/debt as at the end of a reporting period divided by adjusted EBITDA of the last 12 months ending on the same reporting date. Where a net cash position arises the Net (cash)/debt to adjusted EBITDA (ratio) is negative and the amount is shown in brackets
6 Net asset value per share (ratio) is defined as total assets as at the end of a reporting period minus total liabilities as at the end of a reporting period divided by the total number of shares in issue on the same reporting date
7 The average exchange rate during the relevant period as reported by IRESS. The average exchange rate for the period through 14 April 2023 was R17.81/US$. The following table sets forth the high and low exchange rates for each month during the previous six months
AFR - 6

FOUR-YEAR FINANCIAL PERFORMANCE continued

Month ended	High		Low
31 October 2022	R	18.59	R	17.31
30 November 2022	R	18.53	R	16.81
31 December 2022	R	18.03	R	16.80
31 January 2023	R	17.52	R	16.60
28 February 2023	R	18.52	R	16.93
31 March 2023	R	18.81	R	17.60
Through 14 April 2023	R	18.82	R	16.60
8 The closing exchange rate at period end. The closing exchange rate on 14 April 2023, as reported by IRESS, was R18.08/US$. Fluctuations in the exchange rate between the rand and the US dollar will affect the US dollar equivalent of the price of the ordinary shares on the JSE, which may affect the market price of the American Depositary Shares (ADSs) trading on the NYSE. These fluctuations will also affect the US dollar amounts received by owners of ADSs on the conversion of any dividends paid in rand on the ordinary shares

AFR - 7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS
The following discussion and analysis should be read together with Sibanye Stillwater Limited's Group (the "Group" or "Sibanye-Stillwater") consolidated financial statements including the notes, which appear elsewhere in this Annual financial report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. For a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this Annual Financial Report, see – Disclaimer – Forward-looking statements. The comparison of the Group’s 2021 financial performance to the Group’s 2020 financial performance can be found on pages AFR-6 to AFR-28 of Sibanye Stillwater Limited’s Annual Report on Form 20-F for the year ended 31 December 2021 that was filed with United States Securities and Exchange Commission on 22 April 2022.
Introduction
Sibanye-Stillwater is a multinational mining and metals processing Group with a diverse portfolio of mining and processing operations, projects and investments across five continents. The Group is one of the foremost global platinum group metals (PGMs) automotive catalytic recyclers and also has interests in leading mine tailings retreatment operations.
Sibanye-Stillwater has established itself as one of the world’s largest primary producers of platinum, palladium, and rhodium and is also a top tier gold producer. It produces other PGMs, such as iridium and ruthenium, along with chrome, copper and nickel as by-products. It refines nickel and produces nickel metals and nickel salts along with cobalt chloride and ferric chloride. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. The Group's operations are discussed below and for information on the nature of the Group's business see – Consolidated Financial Statements – Notes to the consolidated financial statements – Note 1.1: Reporting entity.
Our operations
Americas
PGMs:
Sibanye-Stillwater wholly owns and operates PGM mining and processing operations and mining claims (together known as the US PGM operations) that are located in Montana, United States of America (US). These wholly-owned assets include the Stillwater mine (inclusive of the Stillwater East expansion project, which is under development), the East Boulder mine, two concentrator plants, and the surrounding PGM mining claims located near the town of Nye. In addition, the Group owns and operates a metallurgical smelter and base metals refinery complex situated in the town of Columbus, Montana, which also serves as the base for our PGM recycling business, which recovers PGMs from recycled catalytic converters.
The Group also has an 18.19% holding in Generation Mining, the owners and operators of the Marathon PGM exploration project in Canada. During 2022, the group sold Lonmin Canada Incorporated, including the Denison project, to Magna Mining Incorporated.
Battery Metals:
The Group holds a 6.95% interest in ioneer Limited, the owner and future operator of the Rhyolite Ridge Lithium and Boron project in Nevada, with an option to enter into a 50:50 JV on the project.
The project aims to be the first new lithium producer in the USA in over 50 years. The project has entered the final permitting phase, with the final record of decision (ROD) expected in Q1 2024. The Group also holds non-managed interests in two Copper-Gold porphyry exploration projects in Argentina, namely Altar (100%) and Rio Grande (17.59%)
Southern Africa
PGMs:
The SA PGM operations consist of three managed PGM producing underground operations (Marikana, Rustenburg and Kroondal), as well as an open pit operation situated at Kroondal. In addition, the PGM segment has a 50% interest in Mimosa Investments Limited (Mimosa), a non-managed, underground operation in Zimbabwe.
The Rustenburg (74% effective legal interest) and Kroondal (50%) operations produce concentrate which is processed in terms of a toll-treatment (Rustenburg) and a purchase of concentrate (PoC) agreement with Rustenburg Platinum Mines Limited, a division of Anglo American Platinum Limited.
The Marikana operations (80.64% effective legal interest) processes its own concentrate via a metallurgical smelter and base metals refinery situated at the operations, and a precious metals refinery complex located in Brakpan, to the east of Johannesburg.
Apart from the primary mining operations, the following significant tailings retreatment operations exist
•the Platinum Mile concentrator (100% owned and managed) recovers PGMs from the live tailings streams of the Rustenburg (Waterval and Retrofit) concentrator plants
•the Western Limb Tailings Retreatment (WLTR) plant recovers PGMs from historic TSFs at the Rustenburg operation
•the Bulk Tailings Retreatment (BTT) facility recovers chrome and PGMs from the ETD1 Tailings Storage Facility (TSF) at the Marikana operation
•the Eastern Tailings Treatment Plant (ETTP) facility recovers chrome and PGMs from live tailings material from the EPL concentrator at the Marikana operations
•at the Rustenburg, Kroondal and Marikana operations, a chrome concentrate is extracted as a by-product from all the UG2 concentrator tailings
PGM Projects:
The Akanani exploration project (80.13% effective legal interest) is an advanced staged exploration asset on the Northern Limb of the Bushveld Igneous Complex (BIC) near the town of Mokopane. The Limpopo exploration project, located approximately 50km southeast of Mokopane, consists of the care and maintenance Baobab operation (80.64% effective legal interest), the Dwaalkop mining right (50:50 JV area with Northam, 40.32% effective legal interest), and the Doornvlei mining right (80.64% effective legal interest).
AFR - 8

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
The Blue Ridge Platinum exploration project, a 50% joint venture (JV) with Imbani Platinum Proprietary Limited, has been on care and maintenance since 2011.
GOLD:
The gold operations are made up of four managed, producing, underground and surface operations in South Africa, namely the Kloof (100%), Driefontein (100%) and Cooke (76%) operations in the West Wits region, and Beatrix (100%) operation in the Free State province. In addition to its mining activities, Sibanye-Stillwater owns and manages significant metallurgical processing facilities at all its operations where gold-bearing ore is treated, and gold extracted.
The Group also has an effective legal interest of 50.33% in DRDGOLD Limited (DRDGOLD) that operates the Far West Gold Recoveries (FWGR) and the ERGO Gold Recoveries operations.
Gold Projects:
Burnstone (100%) is a development project in Mpumalanga province. Wholly-owned and managed projects in study phase include Bloemhoek, De Bron Merriespruit and Beisa. Bloemhoek and De Bron Merriespruit are both gold projects, which form part of the Southern Free State (SOFS) exploration project area. Beisa is a uranium/gold project located at the Beatrix operation.
Green Metals:
Significant quantities of uranium are present in the historic TSFs of the Cooke operation, as well as in the Beisa Reef at the Beatrix operation. These are considered exploration projects even though they occur within existing, operational mining right areas.
Europe
Battery Metals:
During 2022, Sibanye-Stillwater increased its shareholding in the Keliber lithium project in Finland to a controlling 84.96% (2021: 26.60%). A Feasibility Study (FS) concluded by Keliber in October 2022, confirmed the project economics, and on 28 November 2022 the Board approved development of the Keliber lithium project, beginning with the construction of the lithium-hydroxide refinery. Significant exploration activities are also ongoing at the extensive mineral title holdings.
The acquisition of the Sandouville nickel refinery (Sandouville) in Le Havre, France was concluded on 4 February 2022. Sandouville mainly produces nickel metal and nickel salt products along with cobalt chloride and ferric chloride.
Australia
Green Metals:
At the reporting date the Group held a 19.9% interest in New Century Resources Limited, an Australian company focused on the economic re-treatment and rehabilitation of TSFs, which currently operates the largest tailings retreatment operation in Australia, the Century Zinc Mine in Queensland. Subsequent to the reporting date the Group increased its shareholding in New Century Resources Limited to a controlling interest, see - Consolidated Financial Statements - Notes to the consolidated financial statements - Note 41.3: Off-market takeover offer for New Century.
Metals and Production Summary
At our PGM operations in South Africa and Zimbabwe, the primary PGMs produced are platinum, palladium and rhodium, which together with gold, are referred to as 4E (3 PGM+Au). Production by ratio in 2022 was approximately 59% (2021: 59%) platinum (Pt), 30% (2021: 30%) palladium (Pd),9% (2021: 9%) rhodium (Rh) and 2% (2021: 2%) gold (Au). During 2019 Sibanye-Stillwater changed from a purchase of concentrate (PoC) to a toll treatment (Toll) arrangement with Anglo American Platinum Limited (Anglo Plats). Under the Toll arrangement Sibanye-Stillwater uses Anglo Plats to smelt and refine concentrate from its Rustenburg operation and it retains ownership of the refined 4E metal produced. At our Marikana operation all concentrate is smelted to produce furnace matte and is further refined by both the base metal and precious metal refineries, respectively. The final refined metals are produced as ingots or sponge and comprise platinum, palladium, rhodium, gold, iridium and ruthenium which together are referred to as the 6E. Kroondal and Platinum Mile operations remain on a PoC agreement with Anglo Plats. The Marikana operation has agreements in place to purchase PGM concentrate from third parties. The processing of third party material allows better utilisation of excess smelting and refining capacity.
The US PGM operations primarily produce palladium 77% (2021: 77%) and platinum 23% (2021: 23%), referred to as 2E (or 2PGM). Ore extraction at both mines takes place within the J-M Reef. A mill at each of the mining operations upgrades the mined production into a concentrated form. Sibanye-Stillwater operates a smelter and base metal refinery in Columbus, Montana which further upgrades the mined concentrates into a PGM-rich filter cake. The filter cake is then shipped to a third-party refiner for final refining before the PGMs are sold to third-parties.
The major sources of demand for PGMs are for use in autocatalysts and jewellery. Combined, these two areas accounted for around 63% (2021: 64%) of gross platinum demand in 2022. Gross autocatalyst demand alone accounted for 41% (2021: 39%) of platinum demand and for 83% (2021: 85%) of palladium demand in 2022. Sibanye-Stillwater sells PGM concentrate from its SA PGM operations locally and it also sells refined PGMs to customers in the USA, UK. EU and Japan.
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
In 2022, Sibanye-Stillwater delivered attributable PGM production of 0.42Moz (2E) (2021: 0.57Moz (2E)) and 1.73Moz (4E) (2021: 1.90Moz (4E)), and produced 19,301kg (0.62Moz) (2021: 33,372kg (1.07Moz)) of gold, from its US PGM, SA PGM, SA gold operations respectively. Sibanye-
AFR - 9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Stillwater also produced 6,842 tonnes of Nickel (tNi) (2021:nil) at Sandouville. In 2022 the majority of the nickel product at Sandouville was sold to a commodity trading company. The balance of the nickel product was sold to catalyst producers and plating product distributors.
During the 2022 year, Sibanye-Stillwater recognised a profit of R18,980 million (2021: profit of R33,796 million), of which R18,396 million (2021: R33,054 million) is attributable to the owners of Sibanye-Stillwater.
At 31 December 2022, Sibanye-Stillwater had the following attributable mineral reserves
•2E PGM mineral reserves of 26.3Moz (2021: 27.3Moz)
•4E PGM mineral reserves of 31.4Moz (2021: 32.2Moz)
•gold mineral reserves of 12.9Moz (2021: 13.1Moz)
•zinc mineral reserve of 798.5Mlb (2021: 1,016.3Mlb)
•lithium mineral reserve of 193.6kt (2021: nil).
The lithium mineral reserve was due to the completion of a positive feasibility study and the approval for the construction of the Keliber lithium project.
Strategy
Strategic review
A disciplined focus on capital allocation and value accretive M&A was maintained during 2022. Battery metal prices remained at elevated levels throughout the year and a move by other industry peers toward diversifying into the battery metals space was evident.
Meaningful progress has been achieved in 2022 with the growth in the European region. An ~85% interest in Keliber was acquired by exercising our right to take a 50% stake and concurrently making an offer to minority shareholders other than the Finnish Minerals Group, which remains a key shareholder. The required permits to advance the project have been obtained and construction of the refinery has commenced in 2023.
The Sandouville recapitalisation is gathering momentum, and prospects are good for establishing PGM, and in time, battery metals recycling operations on a meaningful scale in Europe. We are also positioning to become more active in global tailings reprocessing through a recent increase in our investment in New Century.
Commitments have also been obtained from the US Department of Energy for loan funding of up to US$700 million for the development of the Rhyolite Ridge project in Nevada. This reflects the strong support for establishing local supply of the critical minerals required for a low carbon economy in both North America and in Europe, where we have purposefully built strategic beachheads.
These opportunities do not exclude selective expansion into Africa as part of our Africa Region strategy. We have identified that Zambia, under President Hichilema’s new leadership, is transforming into an attractive jurisdiction seeking to attract mining capital under a favourable policy environment. While the Zambian mining industry has been devastated through years of poor regulation and neglect, confidence is building that the changes will persist creating meaningful opportunities for renewal of its mining industry. The intended sale of the Mopani mine is of particular interest presenting a unique opportunity to secure meaningful production ounces of copper, a key green metal for the low carbon economy, at a favourable entry point in the commodity cycles.
With such opportunities scarce in other parts of the world and greater competition for resources due to perceptions of the risk context, we see diversification of specific commodities and jurisdictions within Africa as a meaningful contributor to growth in our green metals strategy.
The following financial review provides stakeholders with greater insight into the financial performance and position of the Group during the periods indicated.

AFR - 10

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Factors affecting Sibanye-Stillwater’s performance
Commodity prices
Sibanye-Stillwater’s revenues are primarily derived from the sale of the PGMs and gold that it produces, from its own mines and its recycling facilities. With the acquisition of Sandouville, Sibanye-Stillwater also derives revenues from the sale of nickel metal and nickel salts which are currently 2% of Group Revenue. For mined production, Sibanye-Stillwater does not generally enter into forward sales, commodity derivatives or other hedging arrangements in order to establish a price in advance of the sale of its production, unless these derivatives are used for risk mitigation and project funding initiatives. As a result, Sibanye-Stillwater is normally fully exposed to changes in commodity prices for its mined production. Metals from recycled material, which is solely produced at the Columbus metallurgical facilities in Montana, are sold forward at the time the material is purchased and they are delivered against the forward sales contracts when the ounces are recovered. This negates commodity price volatility and exposure during the outturn period of approximately sixty to ninety days.
As detailed previously, PGM and gold hedging is considered under one or more of the following circumstances: to protect cash flows at times of significant capital expenditures; financing projects; or to safeguard the viability of higher cost operations, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 36.2: Risk management activities.
Historically, platinum, palladium and rhodium prices have been subject to wide fluctuations and are affected by numerous factors beyond Sibanye-Stillwater’s control, including international macroeconomic conditions and outlook, levels of supply and/or demand, any actual or potential threats to the stability of supply and/or demand, inventory levels maintained by users and producers, liquidity of above ground excess inventories, actions of participants in the commodities markets and currency exchange rates, particularly the rand to the US dollar. During 2022 there were initial market concerns about the possible impact of the war in Ukraine which saw PGM prices peaking. While sanctions imposed had resulted in relatively limited impact on global PGM supply and the increasing economic uncertainty and surging inflation resulted in PGM prices pulling back.
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
The volatility of the price of platinum is illustrated in the platinum price table below (which shows the annual high, low and average of the market price of platinum). Over the period from 2020 to 2022, the platinum price has fluctuated between a high price of US$1,340/oz and a low price US$605/oz.

	US$/oz1,2
Platinum	High	Low	Average
2020	1,074	605	885
2021	1,340	906	1,091
2022	1,181	829	964
2023 (through 14 April 2023)	1,107	905	995
[1] Rounded to the nearest US dollar
[2] Metal price sourced from IRESS
The market price of platinum was US$1,073/oz at 31 December 2022 and was US$1,045/oz on 14 April 2023.
The volatility of the price of palladium is illustrated in the palladium price table below (which shows the annual high, low and average of the market price of palladium). Over the period from 2020 to 2022, the palladium price has fluctuated between a high price of US$3,433/oz and a low price US$1,589/oz.

	US$/oz1,2
Palladium	High	Low	Average
2020	2,814	1,589	2,203
2021	3,020	1,594	2,398
2022	3,433	1,668	2,117
2023 (through 14 April 2023)	1,838	1,356	1,553
[1] Rounded to the nearest US dollar
[2] Metal price sourced from IRESS
The market price of palladium was US$1,794/oz at 31 December 2022 and was US$1,503/oz on 14 April 2023.
The volatility of the price of rhodium is illustrated in the rhodium price table below (which shows the annual high, low and average of the market price of rhodium). Over the period from 2020 to 2022, the rhodium price has fluctuated between a high price of US$29,800/oz and a low price US$5,500/oz.
AFR - 11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

	US$/oz1,2
Rhodium	High	Low	Average
2020	16,650	5,500	11,174
2021	29,800	11,250	20,155
2022	22,200	12,250	15,466
2023 (through 14 April 2023)	12,400	8,000	10,578
[1] Rounded to the nearest US dollar
[2] Metal price sourced from IRESS
The market price of rhodium was US$12,250/oz at 31 December 2022 and was US$7,500/oz on 14 April 2023.
The market price of gold has historically been volatile and is affected by numerous factors over which Sibanye-Stillwater has no control, such as general supply and demand, speculative trading activity and global economic drivers. Further, over the period from 2020 to 2022, the gold price has fluctuated between a high price of US$2,067/oz and a low price US$1,472/oz.
The volatility of the price of gold is illustrated in the gold price table below (which shows the annual high, low and average of the London afternoon fixing price of gold).

	US$/oz1,2
Gold	High	Low	Average
2020	2,067	1,472	1,770
2021	1,967	1,684	1,799
2022	2,039	1,618	1,800
2023 (through 14 April 2023)	2,048	1,809	1,904
[1] Rounded to the nearest US dollar
[2] Metal price sourced from IRESS
The London afternoon fixing price of gold was US$1,812/oz at 31 December 2022 and was US$2,019/oz on 14 April 2023.
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
As a general rule, Sibanye-Stillwater does not enter into long-term currency hedging arrangements and is mainly exposed to the spot market exchange rate. Sibanye-Stillwater’s SA PGM and gold operations’ costs are primarily denominated in rand (with the exception of Mimosa), and forward cover could be considered for significant expenditures based in foreign currency or those items which have long lead times to production or delivery, see - Consolidated financial statements - Notes to the consolidated financial statements - Note 36.2: Risk management activities.
Costs
Sibanye-Stillwater’s cost of sales, before amortisation and depreciation comprise mainly labour and contractor costs, power and water, processing and smelting and consumable stores which include, inter alia, explosives, timber, processing chemicals, steel and related products and other consumables. Sibanye-Stillwater expects that its cost of sales, particularly the input costs noted above, are likely to continue to increase in the near future and will be driven by inflation, general economic trends, market dynamics and other regulatory changes. In order to restrict these cost inputs, there is a continuous programme driven by operational initiatives throughout the Group to improve efficiencies and productivity.
During 2022 the supply chain was impacted both globally and locally due to geopolitical conflicts, strike threats and weather-related disasters, adding new challenges for businesses still grappling with the fallout from the COVID-19 pandemic. Russia’s invasion of Ukraine led to tight supply and high prices for certain commodities, forcing some companies to overhaul operations and rethink their sourcing strategies. Meanwhile, COVID-19 lockdowns in China sent businesses scrambling for alternatives as some suppliers idled production and a chip shortages emerged. Transportation delays also continued to plague shippers in 2022. This has impacted Sibanye-Stillwater both in terms of costs and delays to capital expenditure.
AFR - 12

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Higher capital expenditure incurred during 2022 was mainly due to spend on the K4 and Burnstone projects at the SA PGM and SA gold operations, respectively. For the US PGM operations the higher capital spend was incurred on ore reserve development (ORD) and sustaining capital, partially offset by a decrease in project capital spend. Capital spend increased on ORD with a focus on development in order to allow for future flexibility to achieve target grades and volumes, where sustaining capital increased on underground mining equipment to ensure a safer operating environment.
The South African inflation rate or Consumer Price Index (CPI) was 6.9% in 2022 (2021: 4.5%). Inflation in the mining industry has historically been higher than CPI driven by above inflation wage increases, electricity tariffs, steel and steel related consumables. The annual inflation rate for the US peaked at 9.1% in June 2022 and ended the 2022 year at 8.0% (2021: 4.7%). The annual inflation rate for France for 2022 was 5.2% (2021: 1.6%) and the annual inflation rate for Finland for 2022 was 7.1% (2021: 2.2%). During 2022 many economies globally saw higher inflation rates which was mainly attributable to Russia's invasion of Ukraine which affected global oil prices, natural gas, fertilizer, and food prices. This resulted in above inflation cost increases during 2022.
Sibanye-Stillwater’s operations are labour intensive. Labour represented 28% and 26% of Group cost of sales, before amortisation and depreciation during 2022 and 2021, respectively.
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
Sibanye-Stillwater concluded a three-year wage agreement for its Kroondal operation on 23 October 2020. The wage agreement was signed with the National Union of Mineworkers (NUM) and the Association of Mineworkers and Construction Union (AMCU), in respect of wages and conditions of service for a three-year period from 1 July 2020 to 30 June 2023. The basic wage increase for Category 4-9 surface and underground employees for the first year, is 5% or R1,000 per month whichever is higher for each of the three years. Miners, artisans and officials will also receive 5% or R1,000 per month whichever is higher per annum over the three-year period.
The SA PGM operations concluded a five-year wage agreement on 28 October 2022, for its Rustenburg and Marikana PGM operations with the AMCU. This agreement follows previous agreements reached with NUM and UASA (formerly known as United Association of South Africa) on 30 September 2022. The final agreement with AMCU is consistent with the previous five-year, inflation-linked offer, with the first three years still comprising fixed, average, annual wage increases of 6% and above for bargaining unit employees, but with increases for year four and five fixed at R1,300 (or 6%) in year four and R1,400 (or 6%) in year five, compared with the previous offer’s CPI-linked variable increases. Miners and artisans will receive average annual wage increases of 6% per annum for each of the five years. The increases in other benefits remain the same as the previous offer. The final agreement was extended to all unionised and non-unionised employees at these operations.
The SA gold operations, signed a three-year wage agreement on 14 March 2022 with the Solidarity and UASA and on 11 June 2022 with AMCU and NUM after a lockout of approximately three months, in respect of wages and conditions of service for the period from 1 July 2021 to 30 June 2024. The agreement allows for increases to the basic wage of Category 4-8 surface and underground employees of R1,000 per month in year one, R900 per month in year two and R750 per month in year three. Miners, artisans and officials will receive increases of 5.0% in year one and *5.5% or CPI (or CPI if CPI is between 5% and 5.5%) in year 2; and 5% in year three of the agreement. In addition to category 4 – 8 employees, the once off hardship allowance of R3,000 proposed by the CCMA was extended to Miners, Artisans, and Officials. The hardship allowance consists of a guaranteed R1,200 cash payment with the balance of up to R1,800 allocated to the reduction of employee debt or loans owing to the Company, that the Company incurred in ensuring that amongst other medical aid contributions and risk benefits were covered during the lockout. The final agreement was also extended to all members of UASA and Solidarity.
*    If CPI is greater than 5.5%. then the increase will be 5.5%, if CPI less than 5% then increase will be 5%, or if CPI is between 5% and 5.5% then increase will be the same as CPI.
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
Despite above inflation increases in electricity tariffs, power and water, in total they comprised only 9% and 8% of Group cost of sales, before amortisation and depreciation in 2022 and 2021, respectively. The purchasing costs of spent catalytic material incurred by the recycling operation are variable and correlated with the PGM prices and comprised 33% and 39% of Group Cost of Sales, before amortisation and depreciation in 2022 and 2021, respectively.

AFR - 13

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
The effect of the above mentioned increases, especially being above the average inflation rate, has adversely affected and, may continue to adversely affect, the profitability of Sibanye-Stillwater’s SA PGM and gold operations. Further, Sibanye-Stillwater’s SA PGM and gold operations’ costs are primarily denominated in rand, while revenues from PGM and gold sales are in US dollars. Generally when inflation is high the rand tends to devalue, thereby increasing rand revenues, and potentially offsetting any increase in costs. However, there can be no guarantee that any cost saving measures or the effects of any potential devaluation will offset the effects of increased inflation and production costs. Notwithstanding several interest rate hikes in the US, the inflation rate has remained markedly higher for longer than expected, and this resulted in the cost of many goods and services increasing significantly over the past year which has led to the US PGM operations experiencing cost pressures which has also been amplified by a weaker rand.
Production
Sibanye-Stillwater’s revenues are driven by its production levels and the price it realises from the sale of PGMs, gold and associated co- and by- products, as discussed above. Production can be affected by a number of factors including mining grades, safety related work stoppages, industrial action, and other mining related incidents and any global black swan event such as the COVID-19 pandemic or a flood. These factors could have an impact on production levels in the future.
The SA PGM operations again delivered consistently solid operating results despite ongoing load curtailment by Eskom, which intensified towards year end, and other factors which impacted production which included copper cable theft, Group wide safety interventions in line with our safety strategy and temporary productivity constraints in areas where operations were mining through adverse ground conditions. PGM production of 1,730,808 4Eoz for 2022 (including attributable ounces from Mimosa and third party Purchase of Concentrate (PoC)) was 9% lower than 2021. 4E PGM PoC production increased by 5% in 2022 to 63,344 4Eoz. Due to the factors mentioned above, mined underground production for 2022 was lower at all operations.
Mined PGM production from the US PGM operations in 2022 of 421,133 2Eoz was 26% lower than for the comparable period in 2021, primarily due to the production being impacted at the Stillwater mine due to the recovery from the June flooding event, labour shortages of miners, lower face availability and an unplanned concentrator outage, while at East Boulder a safety stoppage due to nitrogen dioxide gas exposure, lower grades and cold weather conditions all contributed to lower production. 3E PGM recycled production for 2022 declined by 21% to 598,774 3Eoz mainly due to the continued industry wide global slowdown in receipt rates of spent autocatalysts. The recycling operations fed an average of 18.8 tonnes per day of spent autocatalyst for 2022, 21% lower than for 2021, which was due to carrying a reduced inventory of spent autocatalysts.
Gold production at the managed SA gold operations of 13,736kg (441,623oz) for 2022 was 50% lower than 2021, which was due to the strike which started on 9 March 2022 and ended on 11 June 2022, and the subsequent controlled safe ramp up at the affected operations after the strike ended.
The Sandouville refinery produced 6,842 tonnes of Nickel metal and 2,003 tonnes of Nickel salts at a nickel equivalent sustaining cost R527,676/tNi, contributing R3,631 million to cost of sales. Production was lower at the Sandouville refinery for H2 2022 as compared to H1 2022 due to both planned and unplanned maintenance outages.
Stringent enforcement of relatively new environmental legislation is on the rise in South Africa. Regulators, such as the Department of Mineral Resources and Energy in South Africa, can and do issue, in the ordinary course of operations, instructions, such as Section 54 work stoppages, after routine visits or following safety incidents or accidents to partially or completely halt operations at affected mines until corrective measures are agreed and implemented. In 2022, Sibanye-Stillwater’s South African gold operations experienced 25 Section 54 work stoppages (2021: 37) and 77 Section 54 work stoppages at the South African PGM operations (2021: 42). In the United States, underground mines, including the Stillwater and East Boulder Operations, are continuously inspected by the Mine Safety and Health Administration (MSHA), which can lead to notices of violation. Any of Sibanye-Stillwater’s US mines could be subject to a temporary or extended shut down as a result of a violation alleged by the MSHA, known as “k-orders”. In 2022 the Montana Region had two “k-orders” issued (2021:1). The first k-order was issued at the East Boulder operation, which was in full effect from 20 September 2022 to 15 November 2022, due to reporting elevated nitrous oxide exposures. This order was terminated as of 15 of November 2022 after the East Boulder operation constructed a plan to control the nitrous oxide exposures. The second k-order was issued at the Stillwater operation, which was in effect from 21 December 2022 to 12 January 2023 after a fall of ground incident. During 2021, the Stillwater operations had been operating under a k-order that limited rail transport availability from June 2021 until March 2022 after a fatal incident in June 2021. Sibanye-Stillwater halts production at its operations when serious accidents occur.
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
Carbon tax is a tax in response to climate change, which is aimed at reducing greenhouse gas emissions in a sustainable, cost effective and affordable manner. In South Africa the Carbon Tax Act of 2019 came into effect on 1 June 2019. The South African Government introduced Carbon tax based on a polluter-pays-principle and the aim of which is to help ensure that companies and consumers take the negative adverse costs (externalities) of climate change into account in their future production, consumption and investment decisions. Phase 1 of the Carbon Tax has been extended by three years to 31 December 2025. The Carbon Tax Rate increases from R144/tonne CO2e in 2022 to R159/tonne CO2e from 1 January 2023. Sibanye-Stillwater’s final carbon tax liability is determined by its gross GHG emission output as reported on in terms of the GHG reporting regulations and the extent to which it is able to make use of the full suite of allowances that are built into the carbon tax design. Sibanye-Stillwater’s net GHG emissions (gross GHG emissions less applicable allowances) is then multiplied by the applicable carbon tax rate to determine its carbon tax liability.
AFR - 14

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Under South African tax legislation, gold mining companies and non-gold mining companies are taxed at different rates. Sibanye- Stillwater’s SA gold operations are subject to the gold tax formula on their respective mining incomes. The formula calculating tax payable, is affected by the profitability of the applicable gold mining operation. In addition, these gold mining operations are ring fenced from a capital expenditure perspective. As a result, only taxable losses can be offset between the Beatrix, Kloof and Driefontein operations (separate mining operations under one legal entity, Sibanye Gold Proprietary Limited) to reduce taxable income from another operation. Depending on the profitability of the operations, the tax rate can vary significantly from year to year. Sibanye-Stillwater’s SA PGM operations are subject to the tax at the statutory rate of 28% and the mining operations are also ring fenced from a capital expenditure perspective. For 2023 and subsequent years a South African corporate income tax (CIT) rate of 27% will apply to Sibanye-Stillwater and its South African subsidiaries, which apply a CIT rate.
Under United States tax legislation there are no federal taxes specific to minerals extraction. General federal, state, county and municipal taxes apply to mining companies, including income taxes, payroll taxes, sales taxes, property taxes and use taxes. Federal tax laws generally do not distinguish between domestic and foreign mining operators. Sibanye-Stillwater’s US PGM operations are subject to a statutory tax rate of 21% and are subject to tax in the states of Montana, New Jersey and Pennsylvania. The Inflation Reduction Act of 2022 introduced a new Advanced Manufacturing Production credit, which is effective in tax years beginning after 31 December 2022. This Act provides for a tax credit equal to 10% of the cost of mining critical minerals, which include both platinum and palladium. The credit is equal to 10% of the production costs incurred to produce and sell the minerals. The Internal Revenue Service (IRS) has not provided guidance at this stage as to what constitutes eligible production costs. Although Sibanye-Stillwater expects a lower effective tax rate at its US PGM operations as a result of the credit, this cannot be guaranteed at this time.
In France under the French tax legislation a resident company is taxed at corporate income tax rate of 25% with effect from 1 January 2022 onwards. In France, carbon tax is calculated based on the amount of greenhouse gas emissions produced by the use of fossil fuels such as gasoline, diesel, coal and natural gas and is currently taxed at a rate of €44.60/tonne for 2022 and is not taxed directly but included in the purchase price of fossil fuels. There was no corporate and income tax liability for Sandouville at 31 December 2022.
Private parties carrying out mining activities in Finland are subject to income taxes, VAT and exploration and excavation fees payable to the landowners. Where applicable the holder of an exploration permit shall pay annual compensation (exploration fee) to the owners of land included in the exploration area. The annual amount of the exploration fee per property varies from €20 to €50 per hectare, calculated on the number of years of validity of the exploration permit. There are currently no royalty-type taxes on minerals extracted in Finland however, the Finnish Ministry of Finance issued a draft government bill in late September 2022 that proposed the implementation of royalty-type taxes on minerals extracted in Finland. Two different types of tax levels are proposed for metallic and industrial minerals. The new law has now been approved by parliament and will commence beginning of 2024. The bill requires a royalty of 0.6% to be levied on the taxable value of a listed group of mostly metallic minerals that will be limited to a list covering precious minerals such as platinum, palladium, gold and silver, base metals such as copper, nickel, cobalt, zinc and lead as well as iron, lithium and uranium. In addition, sulphur is on the list as a non-metallic mineral. In Finland under Finnish tax legislation resident companies are subject to Finnish corporate income tax on their worldwide income at a rate of 20%. In Finland, carbon tax is calculated based on the amount of CO2e produced by the use of fossil fuels at a rate of €76/tonne for 2022. Keliber is not paying any corporate income tax since it is in the project development phase and is currently generating losses.
Capital expenditure
Capital allocation falls under one of our strategic essentials which is maintaining a profitable business and optimising capital allocation. The disciplined application of our capital allocation framework also relates to our green metals strategy. Sibanye-Stillwater will invest in value accretive operational sustainability when spending project capital and will continue to invest capital in new and existing infrastructure and possible growth opportunities. In South Africa only the best projects, inter alia, those with low capital intensity, relatively short lead time and quick payback currently meet the required investment hurdle rates. Current capital projects include the K4 project at the SA PGM operations, Burnstone at the SA gold operations and Keliber lithium project in Finland.
Therefore, management will be required to consider, on an ongoing basis, the capital expenditure necessary to achieve its sustainable production objectives against other demands on cash.
As part of its strategy, Sibanye-Stillwater may investigate the potential exploitation of mineralisation below its current infrastructure limits as well as other capital-intensive projects.
In 2022, Sibanye-Stillwater’s total capital expenditure was R15,899 million (2021: R12,740 million), an increase of 25%. The increased capital spend in 2022 was mainly due to the project capital expenditure on the K4 project (SA PGM operations), Burnstone project (SA gold operations), ORD spend on development and sustaining capital on underground mining equipment (US PGM operations). These investments will contribute towards the future operational sustainability of the Group and deliver significant economic value to all stakeholders over the long term.
SA PGM operations
Capital expenditure at the SA PGM operations increased by 34% from R3,799 million in 2021 to R5,104 million in 2022, with ore reserve development 35% higher at R2,123 million, sustaining capital 2% higher at R2,056 million and project spend increasing significantly by 356% from R203 million in 2021 to R925 million in 2022 mainly relating to the Marikana K4 project.
K4 project:
The K4 project performed well and remains within schedule at 34% completion with the following milestones achieved
•first reef tonnes were hoisted in May 2022
•reef tonnes hoisted for H2 2022 of 48,670 tonnes with production of 3,984 4Eoz
•K4 development build-up in support of the steady state operation is increasing with primary waste metres developed in H2 2022 of 3,475 metres and primary reef development of 1,719 metres. Merensky ore pass rehabilitation is progressing in line with schedule
AFR - 15

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
•surface infrastructure is well advanced
•over 1,000 employees on site which is set to double in the next year
•project capital spent in 2022 was R925 million with R1.1 billion spent to date
•K4 has another year of planned high capital expenditure of R920 million in 2023, which will then taper off
US PGM operations
Capital expenditure at the US PGM operations for 2022 was 19% higher than 2021 at R5,417 million with sustaining capital 49% higher at R1,185 million which included spend on underground mining equipment including remote sensing and environmental monitoring equipment in order to ensure a safer operating environment. Ore reserve development expenditure was 113% higher at 2,887 million, due to a focus on development in order to allow for future optionality to achieve target grades and volumes. Growth or project capital was 44% lower at R1,345 million due to the reduction in project capital spend with the completion of the Blitz project during April 2022. Project expenditure mainly included spend of R409 million on Blitz, R82 million on the Benbow decline and R589 million on the Mill expansion projects.
SA gold operations
Capital expenditure at the managed SA gold operations decreased by 5% from R4,003 million in 2021 to R3,788 million in 2022 mainly driven by ore reserve development expenditure which decreased by 37% to R1,630 million mainly due to the halting of capital spend during the strike, while sustaining capital expenditure decreased marginally by 1% to R968 million, due to a deliberate drive to complete all planned projects for 2022 after the strike ended. Project capital at the managed SA gold operations increased by 180% to R1,190 million mainly due to capital spend on the Burnstone project of R934 million.
The Burnstone project
The Burnstone project is 47% complete against a plan of 55%, having been specifically impacted by the three-month industrial action at the managed SA gold operations and the slower than planned recruitment of skilled personnel. In particular, trackless mobile machinery (TMM) personal shortages contributed to the delayed development build-up, TMM delivery was delayed due to industrial action, and a shortage of critical components, extending delivery times. Capital spend on Burnstone to date is R1.1 billion.
Notable milestones to date are
•the establishment of the required surface infrastructure is progressing well
•as of year-end 661 people are on site with appointment and training of critical TMM skills gaining momentum
•the required TMM equipment has been received and is in operation
•the 56E central underground workshop was completed and the 60E underground reservoir advanced for completion in early 2023
•project capital of R934 million was spent in 2022
•planned project capital expenditure of R2.0 billion in 2023
The immediate focus remains on establishing the required infrastructure, commissioning the existing metallurgical plant and achieving the required development run rate.
Sibanye-Stillwater expects to spend approximately R23.1 billion on capital in 2023, which includes the capital expenditure of DRDGOLD.
The actual amount of capital expenditure will depend on a number of factors, such as production volumes, the commodity prices and general economic conditions and may differ from the amount forecast. Some of these factors are outside of the control of Sibanye-Stillwater.
2022 financial performance compared with 2021
Group profit for the year decreased from R33,796 million in 2021 to R18,980 million in 2022. The reasons for this decrease are discussed below. The primary factors explaining the movements in profit are set out in the table below.
AFR - 16

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Figures in million – SA rand	2022	2021	% Change 2022/2021
Revenue	138,288	172,194	(20)
Cost of sales	(101,624)	(109,306)	(7)
Interest income	1,203	1,202	—
Finance expense	(2,840)	(2,496)	14
Share-based payment expenses	(218)	(383)	(43)
Loss on financial instruments	(4,279)	(6,279)	(32)
Gain on foreign exchange differences	616	1,149	(46)
Share of results of equity-accounted investees after tax	1,287	1,989	(35)
Reversal of impairments/(impairments)	6	(5,148)	(100)
Occupational healthcare gain	211	14	1,407
Profit on sale of Lonmin Canada	145	—	—
Restructuring costs	(363)	(107)	239
Transaction costs	(152)	(140)	9
Care and maintenance	(794)	(737)	8
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	71	167	(57)
Strike related costs	(258)	—	—
Loss on deconsolidation of the Bapo Trust	(309)	—	—
Cost incurred on employee and community trusts	(429)	(744)	(42)
Corporate and social investment costs	(237)	(288)	(18)
Early redemption premium on the 2025 Notes	—	(196)	(100)
Net other (costs)/income	(596)	(616)	(3)
Profit before royalties, carbon tax and tax	29,728	50,275	(41)
Royalties	(1,834)	(2,714)	(32)
Carbon tax	10	(4)	(350)
Profit before tax	27,904	47,557	(41)
Mining and income tax	(8,924)	(13,761)	(35)
Profit for the year	18,980	33,796	(44)
Group financial performance
Group revenue for 2022 decreased by 20% to R138,288 million mainly due to lower sales volumes at the SA PGM, SA gold, US PGM and US Recycling operations and lower average PGM basket prices. In addition, the 11% weaker rand relative to the US dollar, reduced the impact on the rand average basket prices for the US and SA PGM operations resulting in decreases of 2% to R30,482/2Eoz and 9% to R42,914/4Eoz, respectively. The lower sales volumes and lower average PGM basket prices, which impacts the cost of purchasing third-party concentrate (PoC) and recycling material, at the SA PGM and US PGM Recycling operations were the primary reasons for the 7% decrease to R101,624 million in the Group cost of sales, before amortisation and depreciation. At the managed SA gold operations, the strike resulted in lower underground production which contributed to the decrease in cost of sales. Group adjusted EBITDA for 2022 decreased by 40% or R27,495 million to R41,111 million. Group amortisation and depreciation decreased by 15% to R7,087 million following lower production volumes at both the SA and US PGM operations and the SA gold operations.
Revenue
Revenue decreased by 20% to R138,288 million in 2022 from R172,194 million in 2021, driven by lower sales volumes across all operations and lower average PGM basket prices at the SA PGM, US PGM and US Recycling operations during 2022.
Revenue from the SA PGM operations decreased by 16% to R71,665 million in 2022 from R85,154 million in 2021, due to a 13% or 224,259 4Eoz decrease in PGMs sold and a 9% lower average 4E basket price received of R42,914/4Eoz.
Revenue from the US PGM underground operations decreased by 25% to R13,823 million (2021: R18,343 million) in 2021 due to an 11% lower average 2E basket price of US$1,862/2Eoz and a 24% decrease in mined ounces sold which correlates with the lower production achieved. Revenue from US recycling operation decreased by 21% to R32,267 million (2021: R40,710 million) in 2022, due to 18% lower sales volumes and a 13% lower average 3E basket price of US$3,067/3Eoz. The impact of lower sales volumes and average PGM basket price for the US operations was partially offset by the 11% weaker rand.
Revenue from the managed SA gold operations decreased by 47% to R12,568 million (2021: R23,568 million) in 2022, mainly due to the 52% or 14,481 kg decline in gold sold volumes, a result of the strike during 2022, partially offset by an 11% higher rand gold price of R946,813/kg. Revenue from DRDGOLD increased by 10% to R5,274 million in 2022 mainly due to a 11% higher rand gold price received of R944,315/ kg, partially offset by 1% lower sales volumes.
The Sandouville refinery contributed R3,140 million or 2% towards revenue since its acquisition on 4 February 2022.
AFR - 17

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Cost of sales
Cost of sales decreased by 7% to R101,624 million (2021: R109,306 million) in 2022, mainly due to the lower sales volumes at all operations and lower PGM precious metal prices which impacts the cost of purchasing third-party concentrate (PoC) and recycling material at both the SA PGM and US PGM Recycling operations, respectively.
The primary drivers of cost of sales are set out in the table below.
The analysis that follows provides a more detailed discussion of cost of sales, together with the total cash cost, All-in sustaining cost and All-in cost.

Figures in million – SA rand	2022	2021	% Change 2022/2021
Salaries and wages	(26,544)	(26,214)	1
Consumable stores	(21,929)	(18,847)	16
Utilities	(8,465)	(8,099)	5
Mine contracts	(6,502)	(5,193)	25
Recycling[1]	(30,993)	(39,220)	(21)
Other	(6,745)	(8,975)	(25)
Ore reserve development costs capitalised	6,641	5,535	20
Cost of sales, before amortisation and depreciation	(94,537)	(101,013)	(6)
- SA PGM operations	(32,280)	(31,971)	1
- US PGM operations	(38,452)	(46,787)	(18)
- Managed SA gold operations	(16,394)	(18,908)	(13)
- DRDGOLD	(3,780)	(3,347)	13
- Battery Metals	(3,631)	—	—
Amortisation and depreciation	(7,087)	(8,293)	(15)
- SA PGM operations	(2,418)	(2,515)	(4)
- US PGM operations	(2,803)	(2,601)	8
- Managed SA gold operations	(1,498)	(2,989)	(50)
- DRDGOLD	(176)	(188)	(6)
- Battery Metals	(158)	—	—
Total cost of sales	(101,624)	(109,306)	(7)
- SA PGM operations	(34,698)	(34,486)	1
- US PGM operations	(41,255)	(49,388)	(16)
- Managed SA gold operations	(17,892)	(21,897)	(18)
- DRDGOLD	(3,956)	(3,535)	12
- Battery Metals	(3,789)	—	—
Cost of sales, before amortisation and depreciation
Cost of sales, before amortisation and depreciation at the SA PGM operations increased by 1% to R32,280 million. Mined underground 4E PGM production decreased by 11% to 1,402,270 4Eoz and surface production volumes excluding third-party PoC were 1% higher at 149,660 4Eoz. Costs were negatively impacted by above inflation increases on steel, diesel and electricity and the additional costs incurred resulting from engineering stoppages, electricity curtailment/load shedding and copper cable theft. Third-party concentrate purchased and processed (PoC) at the Marikana smelting and refining operations increased by 5% to 63,344 4Eoz. PoC material is purchased at a higher cost, than own mined ore, due to the direct correlation to the basket price of PGM’s.
Cost of sales, before amortisation and depreciation at the US PGM underground operations decreased marginally by 1% to R7,459 million. A decrease of 24% in sales volumes to 418,556 2Eoz, in line with production volumes which also decreased by 26% year-on-year to 421,133 2Eoz, resulted in lower cost of sales which was partially offset by 6% lower head grade achieved, additional costs incurred due to the flood event, above inflation cost increases (peaked at 9.1%) and an 11% weaker rand. Lower production at the US PGM underground operations was due to the June flooding events, labour shortages of miners, lower face availability and an unplanned concentrator outage at Stillwater, while at East Boulder a safety stoppage due to nitrogen dioxide gas exposure, lower grades achieved and cold weather conditions contributed to lower production. Cost of sales, before amortisation and depreciation at the US PGM recycling operation decreased, in line with the decrease in revenue, by 21% from R39,220 million to R30,993 million mainly due to a 21% decrease in volumes, which were impacted by the constrained autocatalyst market, and the lower average basket price.
Cost of sales, before amortisation and depreciation at the managed SA gold operations decreased by 13% to R16,394 million due to a 50% decrease in production volumes, a consequence of the strike during 2022, partially offset by annual salary increases and above inflation increases on input costs such as diesel and electricity. Mined underground volumes decreased by 53% to 11,736 kg (377,321 oz) mainly attributable to the strike during 2022. Cost of sales, before amortisation and depreciation from DRDGOLD increased by 13% to R3,780 million due to above inflation cost increases on steel, diesel and electricity.
Amortisation and depreciation
Amortisation and depreciation at the SA PGM operations decreased by 4% to R2,418 million due to an 11% decrease in mined underground production volumes which was partially offset by increased amortisation on higher progressive capital spend incurred during 2021. Amortisation and depreciation at the US PGM operations increased by 8% to R2,803 million however decreased by 3% in US dollars terms.
AFR - 18

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
The decrease was due to lower underground production of 26%, partially offset by higher progressive capital expenditure at the underground operations during H2 2021 and H1 2022, together with the 11% weaker rand resulted in the 8% increase. Amortisation and depreciation at the managed SA gold operations decreased by 50% to R1,498 million due to lower production volumes and the deferral of capital spend during the strike period, whereas the amortisation and depreciation of DRDGOLD decreased by 6% to R176 million due to lower tonnes processed and the sale of DRDGOLD's Driefontein 3 plant during H1 2022.
All-in sustaining cost, All-in cost and Nickel equivalent sustaining cost
All-in cost per ounce, was introduced in 2013 by the members of the World Gold Council. Sibanye-Stillwater has adopted the principle prescribed by the Council. This non-IFRS measure provides more transparency into the total costs associated with mining. The All-in cost per ounce metric provides relevant information to investors, governments, local communities and other stakeholders in understanding the economics of mining.
This is especially true with reference to capital expenditure associated with developing and maintaining mines, which has increased significantly in recent years and is reflected in this metric. All-in cost excludes income tax, costs associated with merger and acquisition activities, working capital, impairments, financing costs, one-time severance charges and items needed to normalise earnings. All-in cost is made up of All-in sustaining cost, being the cost to sustain current operations, given as a sub-total in the All-in cost calculation, together with corporate and major capital expenditure associated with growth. All-in sustaining cost per kilogram (and ounce) and All-in cost per kilogram (and ounce) are calculated by dividing the All-in sustaining cost and All-in cost, respectively, in a period by the total PGM produced/gold sold over the same period. In addition, the Group presents the Nickel equivalent sustaining cost, being the cost to sustain current operations. Nickel equivalent sustaining cost per tonne of nickel is calculated by dividing the Nickel equivalent sustaining cost, in a period by the total nickel products sold over the same period.
Non-IFRS measures such as All-in sustaining cost, All-in cost and Nickel equivalent sustaining cost are the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature, All-in sustaining cost, All-in cost and Nickel equivalent sustaining cost should not be considered as a representation of financial performance under IFRS
AFR - 19

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Figures in million - SA rand		Total US PGM operations Stillwater[1]	Total SA PGM operations[2]	Rustenburg operations	Marikana operation[2]	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items	Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Group Corporate and reconciling items
2022
Cost of sales, before amortisation and depreciation[3]	Rm	7,458	32,281	13,547	14,603	3,548	583	1,936	(1,936)	20,175	5,281	6,381	3,911	822	3,780	—
Plus:
Community costs[4]	Rm	—	144	—	144	—	—	—	—	94	33	27	23	—	11	—
Inventory change	Rm	405	2,315	101	2,214	—	—	(15)	15
Share-based payments[5]	Rm	137	178	68	87	22	2	—	—	146	49	47	31	—	19	—
Royalties[6]	Rm	—	1,772	1,024	734	14	—	127	(127)	62	22	22	13	5	—	—
Carbon tax[7]	Rm	—	—	(1)	2	(1)	—	—	—	(10)	—	—	(10)	—	—	—
Rehabilitation[8]	Rm	52	141	(11)	66	86	—	14	(14)	141	12	(17)	51	52	16	27
Leases[9]	Rm	6	56	12	38	6	—	—	—	80	5	18	29	4	24	—
ORD[10]	Rm	2,887	2,123	687	1,436	—	—	—	—	1,630	794	620	216	—	—	—
Sustaining capital expenditure[11]	Rm	1,184	2,056	690	1,072	273	21	864	(864)	1,615	358	455	155	—	647	—
Less:
By-product credit[12]	Rm	(1,200)	(8,635)	(3,593)	(4,142)	(818)	(82)	(752)	752	(13)	(3)	(2)	(2)	(1)	(5)	—
All-in sustaining cost[13]	Rm	10,929	32,431	12,524	16,254	3,130	524	2,174	(2,174)	23,920	6,551	7,551	4,417	882	4,492	27
Plus:
Corporate cost, growth and other capital expenditure	Rm	1,345	937	—	936	—	—	—	1	1,381	—	210	4	—	124	1,043
All-in cost[13]	Rm	12,274	33,368	12,524	17,190	3,130	524	2,174	(2,173)	25,301	6,551	7,761	4,421	882	4,616	1,070
Gold sold/4E PGM produced/2E PGM produced	kg	13,099	53,834	19,561	22,900	6,275	1,504	3,594	—	18,859	4,751	4,743	2,808	972	5,585	—
	‘000oz	421	1,731	629	736	202	48	116	—	606	153	152	90	31	180	—
All-in sustaining cost[13]	R/kg									1,268,360	1,378,868	1,592,030	1,573,006	907,407	804,297	—
	R/oz	25,951	20,078	19,914	22,076	15,514	10,835	18,817	—
	US$/oz	1,586	1,227	1,217	1,349	948	662	1,150	—	2,410	2,620	3,025	2,989	1,724	1,528	—
All-in cost[13]	R/kg
	R/oz	29,145	20,658	19,914	23,348	15,514	10,835	18,817	—	1,341,588	1,378,868	1,636,306	1,574,430	907,407	826,500	—
	US$/oz	1,781	1,262	1,217	1,426	948	662	1,150	—	2,549	2,620	3,110	2,992	1,724	1,571	—
AFR - 20

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Figures in million - SA rand		Sandouville refinery[14]
2022
Nickel equivalent sustaining cost
Cost of sales, before amortisation and depreciation[3]	Rm	3,631
Community costs[4]	Rm	—
Share-based payments[5]	Rm	—
Carbon tax	Rm	—
Rehabilitation interest and amortisation[8]	Rm	5
Leases[9]	Rm	14
Sustaining capital expenditure[11]	Rm	90
Less: By-product credit[15]	Rm	(127)
Nickel equivalent sustaining cost[16]	Rm	3,613
Nickel products sold	tNi	6,847
Nickel equivalent sustaining cost[16]	R/tNi	527,676
Nickel equivalent sustaining cost[16]	US$/tNi	32,239

AFR - 21

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Figures in million - SA rand		Total US PGM operations Stillwater[1]	Total SA PGM operations[2]	Rustenburg operations	Marikana operation[2]	Kroondal	Platinum Mile	Mimosa	Corporate and re- conciling items	Total SA gold operations	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Group Corporate and reconciling items
2021
Cost of sales, before amortisation and depreciation[3]	Rm	7,567	31,972	11,464	16,561	3,416	531	1,587	(1,587)	22,256	5,691	7,845	4,565	808	3,347	—
Plus:
Community costs[4]	Rm	—	161	12	150	—	—	—	(1)	127	46	38	34	1	8	—
Inventory change	Rm	33	1,294	816	478	—	—	9	(9)
Share-based payments[5]	Rm	86	113	45	53	15	—	—	—	100	23	35	23	—	19	—
Royalties[6]	Rm	—	2,547	1,405	1,128	14	—	160	(160)	167	95	46	27	5	—	(6)
Carbon tax[7]	Rm	—	1	—	1	—	—	—	—	2	—	—	2	—	—	—
Rehabilitation[8]	Rm	31	244	—	162	81	—	4	(3)	189	32	17	70	47	18	5
Leases[9]	Rm	1	53	11	35	7	—	—	—	82	8	14	28	13	19	—
ORD[10]	Rm	1,354	1,576	629	947	—	—	—	—	2,604	1,177	930	497	—	—	—
Sustaining capital expenditure[11]	Rm	791	2,019	619	1,104	268	28	499	(499)	1,304	322	488	164	—	330	—
Less:
By-product credit[12]	Rm	(1,392)	(7,895)	(2,589)	(4,376)	(869)	(61)	(524)	524	(23)	(8)	(5)	(5)	(1)	(4)	—
All-in sustaining cost[13]	Rm	8,471	32,085	12,412	16,243	2,932	498	1,735	(1,735)	26,808	7,386	9,408	5,405	873	3,737	(1)
Plus:
Corporate cost, growth and other capital expenditure	Rm	2,411	215	—	215	—	—	—	—	604	—	198	7	—	47	352
All-in cost[13]	Rm	10,882	32,300	12,412	16,458	2,932	498	1,735	(1,735)	27,412	7,386	9,606	5,412	873	3,784	351
Gold sold/4E PGM produced/2E PGM produced	kg	17,741	58,993	20,913	25,692	7,046	1,633	3,709	—	33,374	9,314	10,961	6,305	1,175	5,619	—
	‘000oz	570	1,897	672	826	227	52	119	—	1,073	299	352	203	38	181	—
All-in sustaining cost[13]	R/kg									803,260	793,000	858,316	857,256	742,979	665,065	—
	R/oz	14,851	18,051	18,460	19,664	12,943	9,486	14,549	—
	US$/oz	1,004	1,221	1,248	1,330	875	641	984	—	1,689	1,668	1,805	1,803	1,562	1,399	—
All-in cost[13]	R/kg									821,358	793,000	876,380	858,366	742,979	673,429	—
	R/oz	19,078	18,172	18,460	19,925	12,943	9,486	14,549	—
	US$/oz	1,290	1,229	1,248	1,347	875	641	984	—	1,727	1,668	1,843	1,805	1,562	1,416	—
The average exchange rate for the year ended 31 December 2022 was R16.37/US$ (2021: R14.79/US$)
1 The US PGM operations’ underground production is converted to metric tonnes and kilograms, and performance is translated into rand. In addition to the US PGM operations’ underground production, the operation processes various recycling material which is excluded from the 2E PGM production, All-in sustaining cost and All-in cost statistics shown
2 The total SA PGM and Marikana includes the production and costs associated with the purchase of concentrate (PoC) from third parties.
3 Cost of sales, before amortisation and depreciation includes all mining and processing costs, third party refining costs, corporate general and administrative costs and permitting costs
4 Community costs includes costs related to community development
5 Share-based payments are calculated based on the fair value at initial recognition and do not include the adjustment of the cash-settled share-based payment obligation to the reporting date fair value
6 Royalties are the current royalty on refined and unrefined minerals payable to the South African government
7 In South Africa the Carbon Tax Act of 2019 came into effect on 1 June 2019. The South African Government introduced Carbon tax based on a polluter-pays-principle and the aim of which is to help ensure that companies and consumers take the negative adverse costs (externalities) of climate change into account in their future production, consumption and investment decisions. The first phase of the Carbon Tax Act applies to the so-called “Scope 1” emissions from 1 June 2019 to 31 December 2022. Under the first phase, the introduction of the carbon tax is not expected to have an immediate impact on the price of electricity. Accordingly, although the statutory rate of carbon tax in 2022 was R144 per
AFR - 22

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
tonne (2021: R134 per tonne) of carbon dioxide equivalent (CO2e) emissions, allowances under the Carbon Tax Act resulted in an effective carbon tax rate ranging from R7 to R58 per tonne of CO2e emissions (2021: R7 to R54). Phase 1 of the Carbon Tax has been extended by three years to 31 December 2025
8 Rehabilitation includes the interest charge related to the environmental rehabilitation obligation and the amortisation of the related capitalised rehabilitation costs recorded as an asset. The interest charge related to the environmental rehabilitation obligation and the amortisation of the capitalised rehabilitation costs do not reflect annual cash outflows and are calculated in accordance with IFRS. The interest charge and amortisation reflect the periodic costs of rehabilitation associated with current production and are, therefore, included in the measure
9 Leases represent the lease payment costs for the year
10 ORD are those capital expenditures that allow access to reserves that are economically recoverable in the future, including, but not limited to, crosscuts, footwalls, return airways and box holes which will avail production or reserves
11 Sustaining capital expenditure are those capital expenditures that are necessary to maintain current production and execute the current mine plan. Sustaining capital costs are relevant to the All-in sustaining cost metric as these are needed to maintain Sibanye-Stillwater’s current operations and provide improved transparency related to Sibanye-Stillwater’s ability to finance these expenditures
12 By-product credit - The All-in cost metric is focused on the cost associated with producing and selling a kilogram of gold or an ounce of 4E/2E PGMs, and therefore the metric captures the benefit of mining other metals when gold and 4E/2E PGMs are produced and sold. In determining the All-in cost, the costs associated with producing and selling a kilogram of gold or an ounce of 4E/2E PGMs are reduced by the benefit received from the sale of co-products and by-products, recognised as product sales, which is extracted and processed along with the gold and 4E/2E PGMs produced. At the SA gold operations, the sale of silver is recognised as product sales, and at the PGM operations in both regions, the minor PGMs – iridium and ruthenium – are produced as co-products, which together with the three primary PGMs, are referred to as 6E (5PGM+Au). In addition, nickel, copper and chrome, among other minerals, are by-products at these operations. This is relevant to the All-in cost metric as it aids in the investor’s analysis of the profitability of producing a kilogram of gold or an ounce of 4E/2E PGMs, without the need to consider multiple metal prices
13 For information on how Sibanye-Stillwater has calculated All-in sustaining costs, All-in costs, All-in sustaining cost per kilogram, All-in sustaining cost per ounce, All-in cost per kilogram and All-in cost per ounce, see – Management’s discussion and analysis of the financial statements - 2022 financial performance compared with 2021 - All-in sustaining cost and All-in cost
14 Amounts included since effective date of the acquisition on 4 February 2022
15 By-product credit - The Nickel equivalent sustaining cost is associated with the cost of refining and selling a tonne of nickel, and therefore the metric captures the benefit of other metals when nickel is refined and sold. In determining the Nickel equivalent sustaining cost, the costs associated with producing and selling a tonne of nickel are reduced by the benefit received from the sale of co-products, recognised as product sales, which are extracted at the beginning of the nickel refining process. At Sandouville, the sale of cobalt chloride and ferric chloride are recognised as product sales
16 The Nickel equivalent sustaining cost, being the cost to sustain current operations. Nickel equivalent sustaining cost per tonne nickel is calculated by dividing the Nickel equivalent sustaining cost, in a period by the total nickel products sold over the same period.

AFR - 23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Cost of production
The All-in sustaining cost (AISC) at the SA PGM operations of R20,078/4Eoz (including third party PoC) increased by 11% from R18,051/4Eoz primarily due to lower production, partially offset by exceptional cost containment initiatives despite above inflation increases in costs. The AISC at the US PGM operations increased by 58% to 1,586 US$/2Eoz in 2022 primarily due to lower production volumes. Increases in sustaining capital accounted for approximately 13% of the increase in AISC at the US PGM operations where non-state royalties payable increases AISC by approximately US$9/2Eoz for every US$100/2Eoz change in the prevailing PGM basket. Unit costs at the SA gold operations increased by 58% to R 1,268,360/kg in 2022 and was mainly due to lower production volumes attributable to the strike at the managed SA gold operations, annual salary increases and above inflation increases on input costs such as electricity, steel and diesel.
Adjusted EBITDA
Group Adjusted EBITDA of R41,111 million in 2022 decreased by 40% from R68,606 million in 2021. Adjusted EBITDA for the SA PGM operations decreased by 26% to R38,135 million due to lower sales volumes and lower PGM basket prices. Adjusted EBITDA from the US PGM underground operations decreased by 41% to R6,330 million mainly due to lower sales volumes and for the US PGM recycling operations decreased by 14% to R1,274 million mainly due to lower sales volumes and lower PGM basket prices. The adjusted EBITDA decreased by 169% at the SA gold operations to negative R3,546 million, mainly due to lower volumes sold resulting from the strike at the managed SA gold operations which was partially offset by an 11% increase in the rand gold price.
Adjusted EBITDA includes other cash costs, strike costs and care and maintenance expenditures. The care and maintenance costs included R683 million (2021: R594 million) at Cooke, R5 million (2021: Rnil) at Beatrix, R92 million (2021: R79 million) at Marikana operation, Rnil (2021: R46 million) at Burnstone, R12 million (2021: R14 million) at Kroondal and R2 million (2021: R4 million) at DRDGOLD. Strike costs at the SA gold operations were R258 million (2021: Rnil million). Other costs include corporate and social expenditure of R237 million (2021: R288 million) and non-production royalties of R235 million (2021: R327 million).
Non-IFRS measures such as Adjusted EBITDA is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature, Adjusted EBITDA should not be considered as a representation of financial performance under IFRS, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 28.7: Capital Management
Interest income
Interest income for 2022 was flat at R1,203 million (2021: R1,202 million). Interest income mainly includes interest received on cash deposits amounting to R910 million (2021: R948 million), interest received on rehabilitation obligation funds of R235 million (2021: R174 million), interest earned on right of recovery asset of R31 million (2021: R32 million) and other interest earned of R27 million (2021: R48 million). For additional information on finance income see – Consolidated financial statements – Notes to the consolidated financial statements – Note 5.1: Finance income.
Finance expense
Finance expense for 2022 increased by R344 million mainly due to a R245 million increase in interest on borrowings following an increase in average outstanding borrowings for 2022, R108 million increase in Rustenburg deferred payment, R78 million increase in the unwinding of the Marikana dividend obligation, R17 million increase in the unwinding of the finance costs on the deferred revenue transactions, R8 million increase in interest on the occupational healthcare obligation, R2 million increase in interest on lease liabilities and an increase of R12 million in sundry interest, all partially offset by an R86 million decrease in the unwinding of amortised cost on borrowings, R36 million decrease in the Pandora deferred payment and R4 million decrease in unwinding of the environmental rehabilitation obligation. For additional information on finance expense see – Consolidated financial statements – Notes to the consolidated financial statements – Note 5.2: Finance expense.
AFR - 24

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Finance expense for 2021 decreased by R656 million mainly due to a R489 million decrease in interest on borrowings following a decrease in average outstanding borrowings for 2021, R92 million decrease in the unwinding of amortised cost on borrowings, R29 million decrease in Rustenburg deferred payment, R69 million decrease in unwinding of the environmental rehabilitation obligation, R40 million decrease in the unwinding of the finance costs on the deferred revenue transactions, R5 million decrease in interest on lease liabilities and R19 million decrease in interest on the occupational healthcare obligation, all partially offset by an increases of R87 million in the unwinding of the Marikana dividend obligation, R5 million increase in the Pandora deferred payment and an increase of R5m in sundry interest.
Sibanye-Stillwater’s gross debt outstanding, excluding the Burnstone Debt was R20.2 billion as at 31 December 2022 compared with approximately R18.8 billion at 31 December 2021.
Share-based payments
The share-based payments expense decreased by 43% to R218 million (2021: R383 million) in 2022. The share-based payments expense includes R19 million (2021: R19 million) relating to the DRDGOLD equity-settled share options and R5 million (2021: R132 million) relating to equity-settled share options granted under the Sibanye-Stillwater Share Plans and R194 million (2021: R232 million) relating to the cash-settled Sibanye-Stillwater Share Plan. For additional information on share - based payments see – Consolidated financial statements – Notes to the consolidated financial statements – Note 6: Share-based payments.
Loss on financial instruments
The net loss on financial instruments decreased from R6,279 million to R4,279 million for 2022, representing a year-on-year decrease of 32% or R2,000 million. The net loss for 2022 is mainly attributable to fair value losses on the revised cash flows of the Rustenburg deferred payment to Anglo American Platinum Limited (Anglo) of R773 million, the Burnstone debt of R776 million, the Rustenburg and Marikana operations B-BBEE cash-settled share- based payment obligations of R1,190 million and R965 million respectively, and the Marikana dividend obligation of R650 million, mainly due to higher long term forecasted 4E PGM basket prices and fair value losses on the Palladium hedge contract of R241 million. These losses were partially offset by a fair value gain on Sibanye-Stillwater's investment in Verkor of R145 million. For additional information on the loss on financial instruments see – Consolidated financial statements – Notes to the consolidated financial statements – Note 7: Loss on financial instruments.
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
Gain on foreign exchange differences
The gain on foreign exchange differences of R616 million in 2022 compared with a gain of R1,149 million in 2021. The gain on foreign exchange differences in 2022 was mainly due to foreign exchange gains of R447 million on intra-group loans with a real foreign exchange exposure, foreign exchange gains of R284 million on receivables and payables, partially offset by a R109 million loss on the Burnstone debt due to a weaker rand.
The gain on foreign exchange differences in 2021 was mainly due to foreign exchange gains of R1,367 million on intra-group loans with a real foreign exchange exposure, partially offset by a R117 million loss on the Burnstone debt due to a weaker rand.
Share of results of equity-accounted investees after tax
The profit from share of results of equity-accounted investees of R1,287 million in 2022 (2021: R1,989 million) was primarily due to share of profits of R1,061 million (2021: R1,702 million) relating to Sibanye-Stillwater’s 50% attributable share in Mimosa and R236 million (2021: R287 million) relating to its 44% interest in Rand Refinery. For additional information on the share of results of equity-accounted investees after tax, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 18: Equity-accounted investments.
Reversal of impairments/(impairments)
During 2022 the Group recognised a net reversal of impairments of R6 million compared to impairments recognised in 2021 of R5,148 million on Driefontein (R212 million), Kloof (R3,642 million) and Beatrix (R1,293 million), see – Consolidated financial statements – Notes to the consolidated financial statements – Note 10: Reversal of impairments/(impairments).
At 31 December 2021, a number of factors were identified that negatively impacted the ability of the Driefontein, Kloof and Beatrix operations to recover the carrying value of mining assets over their respective remaining life-of-mines. Expected above inflation increases in major cost components, in particular electricity and labour costs, coupled with ageing infrastructure, declining life-of-mines and the consensus long-term gold price forecast lower than the spot price, had negatively affected the forecast cash flows of these operations. This led to the recognition of impairment losses at the Driefontein, Kloof and Beatrix reportable segments of R212 million, R3,642 million and R1,293 million, respectively. These operations are included under SA gold in the segment report and each represent a separate cash generating unit.
Occupational healthcare gain
At 31 December 2022 Sibanye-Stillwater has provided R825 million (2021: R1,017 million) for its share of the settlement cost. The estimated costs at 31 December 2022 and 2021 was determined by an actuarial specialist and as a result, a change in estimate of R211 million gain was recognised in profit or loss for the year (2021: R14 million). For additional information on the occupational healthcare expense, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 31: Occupational healthcare obligation.
Profit on sale of Lonmin Canada
The Group recorded a gain of R145 million on the disposal of Lonmin Canada Incorporated to Magna Mining Incorporated.

AFR - 25

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Restructuring costs
Maintaining loss-making operations is not sustainable over an extended period. Cross-subsidising loss making operations erodes value, is a drain on cash flows and, as a result, threatens the sustainability and economic viability of other operations. The Group, therefore, continually reviews and assesses the operating and financial performance of its assets. Restructuring costs of R363 million were incurred during 2022 which mainly related to the SA gold operations (R330 million (2021: R69 million)) and the SA PGM operations (R26 million (2021: R27 million)). Restructuring costs include a provision and actual costs amounting to R315 million for voluntary separation packages, voluntary early retirement packages and involuntary retrenchments mainly relating to the S189 process at the SA gold operations (Beatrix and Kloof of R287 million and R28 million, respectively).
Transaction costs
Transaction costs were R152 million in 2022 compared with R140 million in 2021. The transaction costs in 2022 mainly included acquisition related advisory and legal fees of R80 million (2021: R103 million) and general advisory and legal fees of R72 million (2021: Rnil).
Care and maintenance costs
Care and maintenance costs were R794 million in 2022 compared with R737 million in 2021. The care and maintenance costs included R683 million (2021: R594 million) at Cooke, R5 million (2021: Rnil) at Beatrix, R92 million (2021: R79 million) at Marikana operation, Rnil (2021: R46 million) at Burnstone, R12 million (2021: R14 million) at Kroondal and R2 million (2021: R4 million) at DRDGOLD.
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable was an income of R71 million in 2022 compared with an income of R167 million in 2021. The decrease in the income is mainly due to changes in gross closure cost estimates, changes in discount rates and changes in expected timing of rehabilitation for operations on care and maintenance and operations that are being rehabilitated (recognised through profit or loss).
Strike related costs
Strike related costs were R258 million in 2022 compared to Rnil at the SA gold operations in 2021.
Loss on deconsolidation of the Bapo Trust
During H2 2022 the Group made a loss of R309 million when it deconsolidated the Bapo Ba Mogale Local Economic Development Trust (Bapo Trust) arising from changes in the Trust Deed registered on 8 August 2022 which resulted in a loss of control. The total loss on deconsolidation consisted of the loss upon recognition of the R251 million cash settled share-based payment obligation (previously eliminated on consolidation) and the derecognition of cash and cash equivalents of R58 million held by the Bapo Trust.
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
Royalties
Royalties decreased by 32% to R1,834 million in 2022 from R2,714 million in 2021. The decrease in 2022 was mainly due to the decreased revenue and profitability at the SA operations and the increase in 2021 was mainly due to the increase in revenue and profitability as a result of higher precious metal prices in 2021.
Mining and income tax
Mining and income tax charge decreased to R8,924 million in 2022 compared to R13,761 million in 2021 which is mainly attributable to the decrease in profit before tax. The table below indicates Sibanye-Stillwater’s effective tax expense rate in 2022 and 2021.

		2022	2021
Mining and income tax	Rm	8,924	13,761
Effective tax rate	%	32	29
In 2022, the tax charge on the profit before tax at the South African statutory company tax rate of 28%, or R7,813 million, compared with a charge R8,924 million is mainly due to the impact on the statutory tax rate of the following
•R976 million non-deductible loss on fair value of financial instruments
•R631 million deferred tax assets not recognised or derecognised
•R196 million non-deductible finance expense
•R76 million non-deductible transaction costs
•R35 million tax adjustment in respect of prior periods
•R7 million non-deductible share-based payments
•R2 million non-deductible amortisation and depreciation
The above was partially offset by the following
•R360 million non-taxable share of results of equity-accounted investee
•R181 million US statutory tax rate adjustment
•R156 million net other non-taxable income and non-deductible expenditure
•R53 million change in estimated deferred tax rate
AFR - 26

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
•R22 million non-taxable gain on foreign exchange differences
•R19 million SA gold mining tax formula rate adjustment
•R16 million deferred tax rate differentials
•R4 million non-taxable dividend received
•R1 million non-taxable reversal of impairments
In 2021, the tax charge on the profit before tax at the South African statutory company tax rate of 28%, or R13,316 million, compared with a charge R13,761 million is mainly due to the impact on the statutory tax rate of the following
•R1,021 million non-deductible loss on fair value of financial instruments
•R1,133 million deferred tax assets not recognised or derecognised
•R108 million non-deductible finance expense
•R351 million net other non-taxable income and non-deductible expenditure
•R13 million non-deductible amortisation and depreciation
•R42 million non-deductible share-based payments
•R22 million non-deductible impairments
•R69 million non-deductible transaction costs
The above was partially offset by the following
•R466 million US statutory tax rate adjustment
•R63 million SA gold mining tax formula rate adjustment
•R7 million non-taxable dividend received
•R47 million non-taxable gain on foreign exchange differences
•R557 million non-taxable share of results of equity-accounted investees
•R386 million tax adjustment in respect of prior periods
•R86 million change in estimated deferred tax rate

Profit for the year
As a result of the factors discussed above, the profit in 2022 was R18,980 million compared with the profit in 2021 of R33,796 million. The following table depicts contributions from various segments to the profit.

Figures in million – SA rand	2022	2021
SA PGM operations	21,581	29,594
Rustenburg operation[1]	(3,999)	(2,221)
Marikana	9,186	14,293
Kroondal	3,442	4,664
Platinum Mile	319	352
Mimosa	1,061	1,702
Corporate and reconciling items[1]	11,572	10,804
US PGM operations	3,523	7,459
Stillwater	3,523	7,459
SA gold operations	(4,514)	(2,475)
Driefontein	(1,662)	694
Kloof	(2,781)	(2,332)
Beatrix	(1,823)	(1,118)
Cooke	(735)	(388)
DRDGOLD	1,213	1,040
Corporate and reconciling items	1,274	(371)
Battery metals	(679)	—
Sandouville	(635)	—
Corporate and reconciling items	(44)	—
Group Corporate and reconciling items	(931)	(782)
Total profit for the year	18,980	33,796
1 The net loss on the Rustenburg operation in 2022 and 2021 was impacted by the change of the obligation for future dividends payable to its shareholders in terms of the B-BBEE SPV structure of R8,752 million (2021: R7,615 million) and the fair value adjustment of R773 million (2021: R4,653 million) on the deferred payment to Rustenburg Platinum Mines Limited due to the higher long term PGM basket prices expected over the life of mine. The fair value adjustment on the future dividend payable in terms of the B-BBEE SPV structure eliminates in the corporate and reconciling items at a SA PGM operations level.

AFR - 27

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Liquidity and capital resources
Cash flow analysis
Net decrease in cash and cash equivalents in 2022 was R5,328 million compared with a net increase cash and cash equivalents in 2021 of R9,344 million. The principal factors explaining the changes in net cash flow for the year are set out in the table below.

Figures in million - SA rand	2022	2021	% Change 2022/2021
Net cash from operating activities	15,543	32,256	(52)
Adjusted for:
Dividends paid	9,453	18,176	(48)
Net interest paid/(received)	436	(179)	(344)
Deferred revenue advance received	(24)	(65)	(63)
Less:
Additions to property, plant and equipment	(15,899)	(12,740)	25
Adjusted free cash flow[1]	9,509	37,448	(75)
Acquisition of subsidiaries, net of cash acquired	(1,132)	—	—
Acquisition of non-controlling interests	(3,363)	(128)	—
Payment of Deferred Payment	(185)	(577)	(68)
Net borrowings repaid	(3)	399	(101)
1 One of the drivers to sustain and increase shareholder value is adjusted free cash flow generation as that determines the cash available for dividends and other investing activities. Adjusted free cash flow is defined as net cash from operating activities before dividends paid, net interest paid, deferred revenue advance received less additions to property, plant and equipment
Non-IFRS measures such as adjusted free cash flow is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature, adjusted free cash flow should not be considered as a representation of financial performance under IFRS
Net cash from operating activities
Net cash from operating activities decreased by R16,713 million to R15,543 million in 2022 from R32,256 million in 2021. The items contributing to the decrease in 2022 and an increase in 2021 are indicated in the table below.

Figures in million - SA rand	2022	2021
(Decrease)/increase in cash generated by operations¹	(27,038)	22,596
Decrease in deferred revenue advance received²	(41)	(706)
(Increase)/decrease in cash-settled share-based payments paid	(32)	35
BTT early settlement payment²	—	787
(Increase)/decrease in change in working capital	(2,069)	11,890
(Increase)/decrease in interest paid	(337)	605
Decrease/(increase) in royalties and tax paid³	7,213	(11,369)
Decrease/(increase) in dividends paid[4]	8,723	(16,478)
Increase in additional deferred payments relating to acquisition of a business[5]	(2,791)	(1,754)
Other	(341)	(501)
(Decrease)/increase in net cash from operating activities	(16,713)	5,105
1 The decrease in cash generated by operations in 2022 was mainly due to lower sales volumes correlated with lower production volumes, a decease in the average realised PGM basket prices, partially offset by an increase in the gold price for 2022 and the increase in cash generated by operations in 2021 was mainly due to the increase in the average realised PGM basket prices and gold price for 2021
2 The amount received for the year ended 31 December 2022 and 31 December 2021 relates to the toll treatment arrangement entered into by Marikana, representing cash receipts of R24 million (2021: R65 million) and 2021 also includes R771 million received relating to the WPL forward platinum sale arrangement entered into on 3 March 2020 which concluded on 7 December 2020, used to early settle the BTT arrangement
3 The decrease in royalties and tax paid in 2022 was due to the decrease in revenue and taxable mining income as a result of lower sales volumes and lower average realised PGM prices during 2022 and the increase in royalties and tax paid in 2021 was due to the increase in revenue and taxable mining income as a result of increased precious metal prices during 2021
4 Included in dividends paid for 2022 is a final dividend for 2021 and interim dividend for 2022 of R5,292 million and R3,905 million, respectively paid by the Group and dividends paid by subsidiary companies to their non-controlling shareholders of R256 million and for 2021 is a final dividend for 2020 and interim dividend for 2021 of R9,485 million and R8,347 million, respectively paid by the Group and dividends paid by subsidiary companies to their non-controlling shareholders of R344 million
5 The acquisition date fair value of deferred payments and contingent consideration relating to business combinations is part of the aggregate consideration for obtaining control of the underlying net assets. Therefore, unless the obligations are clearly part of the borrowing structure of the group, repayments of the acquisition date fair value are classified as investing activities. Additional deferred/contingent payments in excess of the grant date fair value are considered to be operating activity cash flows by nature and amounted to R4,545 million in 2022 ( R1,754 million in 2021) mainly relating to the acquisition of the Sibanye Rustenburg Platinum Mines Proprietary Limited
Adjusted free cash flow
Adjusted free cash flow during 2022 decreased due to lower sales volumes, strongly correlated with lower production volumes, and lower average PGM basket prices. The Group recorded adjusted free cash flow of R9,509 million in 2022, which was a decrease of R27,995 million compared with 2021. In 2022, the SA PGM operations recorded a 40% decrease in adjusted free cash flow to R13,499 million (after providing funding of R3,136 million to the SA gold operations on the intercompany working capital account), the US PGM operations recorded a 44% decrease in adjusted free cash flow to R4,584 million (after providing funding of R188 million to the SA gold operations on the intercompany working capital account) and the SA gold operations recorded a 177% decrease in adjusted free cash flow to negative R6,011 million after
AFR - 28

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
receiving R3,136 million from the SA PGM operations and R188 million from the US PGM operations on the intercompany working capital account. Excluding the receipt of intercompany funding from the adjusted free cash flow, the SA gold operations had a negative adjusted free cash flow of R9,335 million. The Battery metals operations which included Sandouville and Keliber since their effective acquisition date had a negative adjusted free cash flow of R1,817 million (2021: Rnil).

Figures in million - SA rand	2022	2021
Net cash from operating activities	15,543	32,256
Adjusted for:
Dividends paid	9,453	18,176
Net interest paid/(received)	436	(179)
Deferred revenue advance received	(24)	(65)
Less:
Additions to property, plant and equipment	(15,899)	(12,740)
Adjusted free cash flow	9,509	37,448
Cash flows from investing activities
Net cash used in investing activities increased to R17,374 million in 2022 from R14,568 million in 2021. The increase in cash used in investing activities was mainly due to additions to property, plant and equipment of R15,899 million in 2022 compared to R12,740 million in 2021, and the cash of R1,132 million used to acquire Sandouville and Keliber in 2022. Net cash used in investing activities increased to R14,568 million in 2021 from R9,938 million in 2020. The increase in the 2021 net cash used in investing activities was mainly due to additions to property, plant and equipment of R12,740 million, compared to R9,616 million in 2021.
Capital expenditure at the individual mines is shown in the table below.
AFR - 29

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued

Figures in million - SA rand	2022	2021
SA PGM operations	5,104	3,799
Rustenburg operation	1,377	1,248
Marikana	3,432	2,254
Kroondal	273	268
Platinum Mile	21	28
Corporate and reconciling items	1	1
US PGM operations	5,417	4,561
Stillwater	5,417	4,561
SA gold operations	4,559	4,380
Driefontein	1,152	1,499
Kloof	1,285	1,616
Beatrix	375	668
Cooke	—	—
DRDGOLD	771	377
Corporate and reconciling items	976	220
Battery metals	819	—
Sandouville	90	—
Corporate and reconciling items	729	—
Total Capital Expenditure	15,899	12,740
Capital expenditure increased to R15,899 million in 2022 from R12,740 million in 2021, for additional information refer to the Capital expenditure section above.
Cash flows from financing activities
Net cash used in financing activities of R3,497 million in 2022 compared with R8,344 million in 2021. Net cash used in financing activities comprised lease payments of R131 million (2021: R112 million), loans repaid of R8,003 million (2021: R20,252 million), partially offset by loans raised of R8,000 million (2021: R20,651 million), acquisition of non-controlling interests of R3,363 million (2021: R128 million) and the share buy-back of Rnil (2021: R8,503 million).
On 30 June 2022, the Group made a voluntary cash offer to minority shareholders of Keliber, other than the Finnish Minerals Group, to increase its shareholding in Keliber to over 80% (Voluntary Offer) if taken up by all shareholders. The Voluntary Offer was subject to certain conditions and only considered to be accepted if the relevant shareholder completes a share transfer form. The Voluntary Offer was completed on 3 October 2022 at a total cost of €192 million (including transfer tax of €2 million) or R3,363 million which was paid to the non-controlling shareholders in Keliber, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 27: Non-controlling interests.
The Group commenced with a share buy-back programme on 2 June 2021 to repurchase up to 5% of its ordinary shares as at 31 May 2021 representing a maximum of 147,700,000 shares. The programme concluded on 4 October 2021 when the maximum number of shares were reached. The total cost amounted to R8,503 million, including transaction costs. The average cost per share repurchased amounted to R57.57 see – Consolidated financial statements – Notes to the consolidated financial statements – Note 26: Stated share capital.
On 29 June 2021, the 8.3% shareholding held by non-controlling shareholders in Platinum Mile was repurchased for a consideration of R128 million see – Consolidated financial statements – Notes to the consolidated financial statements – Note 27: Non-controlling interests.
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
On 16 November 2021 the Group completed a two-tranche corporate bond offering 4.0% Notes (US$675 million) due 16 November 2026 (the 2026 Notes) and 4.5% Notes (US$525 million) due 16 November 2029 (the 2029 Notes) (together the 2026 and 2029 Notes). The proceeds were applied towards the early redemption of the 2025 Notes and will also be applied for general corporate purposes, including advancing the Group’s green metals strategy through investments and accretive acquisitions. The bonds were issued through the Group's wholly-owned subsidiary Stillwater Mining Company. For additional information see – Consolidated financial statements – Notes to the consolidated financial statements – Note 28.3: 2026 and 2029 Notes.
Net (decrease)/increase in cash and cash equivalents
As a result of the above, net cash and cash equivalents (excluding the effect of exchange rate fluctuations on cash held) decreased by R5,328 million in 2022 compared with an increase of R9,344 million in 2021.
Total Group cash and cash equivalents amounted to R26,076 million at 31 December 2022 (2021: R30,292 million).
AFR - 30

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Statement of financial position
Borrowings
Total borrowings (short- and long-term) excluding R2,540 million (2021: R1,507 million) attributable to Burnstone, which has no recourse to Sibanye-Stillwater’s balance sheet, increased to R20,188 million at 31 December 2022 from R18,791 million at 31 December 2021. Total debt increased by R2,430 million to R22,728 million (2021: R20,298 million) at 31 December 2022 which was mainly attributable to foreign exchange movements on foreign denominated debt (mainly Burnstone and 2026 and 2029 Notes) and the loss on the revised cash flow of the Burnstone debt of R1,417 million and R776 million, respectively.
During the 2022 year the Group drew down and repaid R8,000 million on the R5.5 billion revolving credit facility (RCF). At 31 December 2022, Sibanye-Stillwater had committed undrawn facilities of R16,403 million (31 December 2021: R15,749 million) available under the US$600 million RCF, the R5.5 billion RCF and on other short-term borrowing facilities.
For a description of borrowings, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 28: Borrowings.
Working capital and going concern assessment
For the year ended 31 December 2022, the Group realised a profit of R18,980 million (2021: R33,796 million and 2020: R30,622 million). As at 31 December 2022, the Group’s current assets exceeded its current liabilities by R40,545 million (2021: R44,290 million and 2020: R34,756 million) and the Group’s total assets exceeded its total liabilities by R91,004 million (2021: R81,345 million and 2020: R70,716 million). During the year ended 31 December 2022 the Group generated net cash from operating activities of R15,543 million (2021: R32,256 million and 2020: R27,151 million).
The Group had committed undrawn debt facilities of R16,403 million at 31 December 2022 (2021: R15,749 million and 2020: R7,336 million) and cash balances of R26,076 million (2021: R30,292 million and 2020: R20,240 million). The most immediate debt maturities are the US$600 million USD RCF maturing in April 2023 and the R5.5 billion ZAR RCF maturing in November 2024, both which were undrawn at 31 December 2022 and at the date of approval of these consolidated financial statements. In addition, the Group concluded its process to refinance and upsize its US$ RCF on 6 April 2023. See Annual Financial Report – Consolidated financial statements – Notes to the consolidated financial statements – Note 36.2: Risk management activities – Working capital and going concern management. Sibanye-Stillwater’s leverage ratio (net (cash)/debt to adjusted EBITDA) as at 31 December 2022 was (0.14):1 (2021 was (0.17):1 and 2020 was (0.06):1 and its interest coverage ratio (adjusted EBITDA to net finance charges/(income)) was 93:1 (2021 was (5281):1 and 2020 was 80:1). Both considerably better than the maximum permitted leverage ratio of at most 2.5:1 and minimum required interest coverage ratio of 4.0:1, calculated on a quarterly basis, required under the US$600 million RCF and the R5.5 billion RCF. At the date of approving these consolidated financial statements there were no significant events which had a significant negative impact on the Group’s strong liquidity position.
Notwithstanding the exceptionally strong liquidity position and financial outlook, events such as the outbreak of infectious diseases or uncontrolled COVID-19 infection rates in recent history could impose restrictions on all or some of our operations. Events such as these could negatively impact the production outlook and deteriorate the Group’s forecasted liquidity position which may require the Group to further increase operational flexibility by adjusting mine plans and reducing capital expenditure. The Group could also, if necessary, consider options to increase funding flexibility which may include, amongst others, additional loan facilities or debt capital market issuances, streaming facilities, prepayment facilities or, if other options are not deemed preferable or achievable by the Board, an equity capital raise. The Group could also, with lender approval, request covenant amendments or restructure facilities. During past adversity, management has successfully implemented similar actions.
Management believes that the cash forecasted to be generated by operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due for a period of at least eighteen months after the reporting date. The consolidated financial statements for the year ended 31 December 2022, therefore, have been prepared on a going concern basis.

AFR - 31

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL STATEMENTS continued
Off balance sheet arrangements and contractual commitments
At 31 December 2022, Sibanye-Stillwater had no off balance sheet items. For a description of Sibanye-Stillwater’s contractual commitments, see the following notes to the consolidated financial statements:

Contractual commitments	Note to the consolidated financial statements
Environmental rehabilitation obligation	30 - Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	31 - Occupational healthcare obligation
Commercial commitments	37 - Commitments
Contingent liabilities	38 - Contingent liabilities
Other receivables and other payables	22 - Other receivables and other payables
Debt
- capital	28 - Borrowings
- interest	28 - Borrowings
Leases	29 - Lease liabilities
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
For Sibanye-Stillwater’s significant accounting policies that are subject to significant judgements, estimates and assumptions, see the following notes to the consolidated financial statements:

Significant accounting policy	Note to the consolidated financial statements
Revenue	3 - Revenue
Cash-settled share-based payment obligation	6 - Share-based payments
Royalties, mining and income tax, and deferred tax	11 - Royalties, mining and income tax, and deferred tax
Property, plant and equipment	14 - Property, plant and equipment
Business combinations	16 - Acquisitions
Goodwill	17 - Goodwill and other intangibles
Equity-accounted investments	18 - Equity-accounted investments
Other investments	20 - Other investments
Other receivables and other payables	22 - Other receivables and other payables
Inventories	23 - Inventories
Borrowings and derivative financial instrument	28 - Borrowings
Environmental rehabilitation obligation	30 - Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	31 - Occupational healthcare obligation
Deferred revenue	32 - Deferred revenue
Contingent liabilities	38 - Contingent liabilities
AFR - 32

STATEMENT OF RESPONSIBILITY BY THE BOARD OF DIRECTORS
The directors are responsible for the preparation and fair presentation of the consolidated annual financial statements of Sibanye-Stillwater, comprising the consolidated statement of financial position as at 31 December 2022, consolidated income statement and consolidated statements of other comprehensive income, changes in equity and cash flows for the year then ended, and the notes to the consolidated financial statements, which include a summary of significant accounting policies, and other explanatory notes. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), the South African Institute of Chartered Accountants Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act, 71 of 2008 (the Companies Act) and the JSE Listings Requirements.
In addition, the directors are responsible for preparing the directors’ report.
The directors consider that, in preparing the consolidated financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all IFRS standards that they consider to be applicable have been complied with for the financial year ended 31 December 2022. The directors are satisfied that the information contained in the consolidated financial statements fairly presents the results of operations for the year and the financial position of the Group at year end. The directors are responsible for the information included in the Annual financial report, and are responsible for both its accuracy and its consistency with the consolidated annual financial statements.
The directors have a responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the Group to enable the directors to ensure that the consolidated annual financial statements comply with the relevant legislation.
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
The Group’s external auditors, Ernst & Young Inc. audited the consolidated annual financial statements. For their report, see – Independent Auditor’s Report.
The consolidated annual financial statements were approved by the Board of Directors and are signed on its behalf by:

Neal Froneman	Charl Keyter
Chief Executive Officer	Chief Financial Officer
24 April 2023

AFR - 33

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

24 April 2023

AFR - 34

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
The Audit Committee consisted of seven independent non-executive directors for the period from 1 January 2022 to 31 December 2022. For membership, see – Integrated report - Our business and leadership - Board and executive leadership.
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
Responsibility
It is the duty of the Audit Committee, inter alia, to monitor and review on a Company and Group (Company, Group or Company and Group) basis
•the effectiveness of the internal audit function and by extension, the effectiveness of Group internal controls, see – Internal Audit (below)
•external auditor suitability and recommendation for appointment, see – Auditor suitability review (below)
•external auditor independence and fees, see – Auditor independence and fees (below)
•reports of both internal and external auditors
•evaluation of the expertise and experience of the Chief Financial Officer (CFO)
•financial reporting systems and ensure that Group reporting procedures are functioning properly
•the governance of information technology (IT) and the effectiveness of the Group’s information systems
•interim results and report (Interim Report), quarterly operating reports, company and consolidated annual financial statements (Audited AFS) and all other widely distributed financial documents
•the Form 20-F filing with the SEC
•accounting policies of the Company and Group and proposed revisions
•compliance with applicable legislation, requirements of appropriate regulatory authorities and Sibanye-Stillwater’s Code of Ethics
•policies and procedures for preventing and detecting fraud
•the integrity of the content of the Interim Report, Audited AFS and the integrated report and associated reports (Integrated report) and then recommending same to the Board for approval
Access and meetings
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
The significant audit and accounting matters in respect of the Group considered by the Committee during the financial year were:
•the physical quantities of Western Platinum Proprietary Limited's (WPL) platinum group metals (PGM) in process
•The impairment assessment of property, plant and equipment, right-of-use assets, goodwill arising from business combinations and equity-accounted investments
•the restatement of accumulated profit and non-controlling interest (NCI)
AFR - 35

REPORT OF THE AUDIT COMMITTEE continued
The above matters were addressed by management and by the Audit Committee on review basis are as follows:

The physical quantities of WPL's PGM in process
For the year ended 31 December 2022, management determined the physical quantities of PGMs in process at WPL as follows:
•performed physical inventory counts at the metal processing areas, attended by management and a management appointed third party metallurgical specialist
•determined an allowance for estimation uncertainty depending on the degree to which the nature and state of material allows for accurate measurement and sampling
•reconciled quantities per the physical inventory count to theoretical inventory quantities and adjust to physical inventory quantities
•performed a mass balance reconciliation of inventory from the beginning of the year to the closing balance of inventory
Management determined that the PGMs in process are accurate and exist at 31 December 2022. Significant accounting judgements and estimates are appropriately disclosed in note 23 to the consolidated Audited AFS.

The impairment assessment of property, plant and equipment, right-of-use assets, goodwill arising from business combinations and equity-accounted investments
For the year ended 31 December 2022, management performed an impairment assessment over the property, plant and equipment, right-of-use assets, goodwill and equity-accounted investments as follows:
•assessed whether there is an indication, based on either internal or external sources of information, that an asset or cash-generating unit (CGU) may be impaired
•where indications of impairment were identified or the CGU has allocated goodwill, calculated the recoverable amount of the CGU, based on expected discounted net forecast cash flows arising from the expected mining of the ore reserves
•considered the excess of recoverable amount over the carrying value for each CGU
Management concluded that the recoverable amounts of the Group's property, plant and equipment, right-of-use assets, goodwill and equity accounted investments are greater than their carrying values and no impairment is required. Significant accounting judgments and estimates are appropriately disclosed in note 14 and note 17 to the consolidated Audited AFS.

Restatement of accumulated profit and NCI
During the year ended 31 December 2022, management identified that they incorrectly classified the consideration paid for the share subscription on 10 January 2020 in DRDGOLD Limited (DRDGOLD) to the owners of the parent and therefore excluded this consideration paid from the net asset value of DRDGOLD used in determining the NCI. Since the NCI ultimately shares in the proportionate interest of the net assets of DRDGOLD, the NCI should also share in the cash arising from the share subscription.
The impact of this error resulted in a classification difference between NCI and equity attributable to the owners of Sibanye-Stillwater of R544 million. Therefore, the transaction with DRDGOLD shareholders disclosed in the financial statements for the year ended 31 December 2020 should have been an increase in NCI of R324 million rather than a decrease of R220 million. Accordingly, as at 31 December 2020 and 31 December 2021, management restated the accumulated profit and NCI by R544 million, respectively.
The correction of this error is appropriately disclosed in note 1.5 to the consolidated Audited financial statements. The error was identified by management when executing the internal financial controls for the year ended 31 December 2022 and due to the qualitative nature of the error and subsequent execution of the relevant controls, it did not result in a material breakdown in the design and operating effectiveness of the internal financial controls of the Group.

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
The Auditor Suitability Review performed by the Audit Committee included an examination and review of
•the results of the most recent Independent Regulatory Board for Auditors (IRBA) inspections of Ernst & Young Inc., including the responses of the firm on observations/findings on the firm and on selected audit files raised by IRBA
•the results of the most recent IRBA inspection of the designated individual auditor
AFR - 36

REPORT OF THE AUDIT COMMITTEE continued
•a summary of the audit firms ISQC 1 internal inspection process and the process to analyse and conclude on the results of the internal inspection (Internal Quality Review)
•a summary of the outcome of the designated individual partner’s latest Internal Quality Review
•the results of the most recent Public Company Accounting Oversight Board (PCAOB) inspection review of Ernst & Young Inc.
•a summary and results of all legal and disciplinary proceedings concluded within the past seven years, which were instituted in terms of any legislation or by any professional body of which the audit firm and/or designated individual auditor are a member or regulator to whom they are accountable, including where the matter is settled by consent order or payment of a fine
The Audit Committee has satisfied itself in terms of paragraph 3.86 of the JSE LR that Ernst & Young Inc. is accredited and recorded on the JSE list of Auditors and Accounting Specialists, and the reporting accountant Lance Ian Neame Tomlinson, does not appear on the list of disqualified individual auditors. Based on the results of the Auditor Suitability Review and a review of the independence of Ernst & Young Inc. and the designated individual audit partner, the Audit Committee recommended to the Board that Ernst & Young Inc. be re-appointed as the auditors of the Company and that Lance Ian Neame Tomlinson be reappointed as the designated individual partner. The Board concurred with the recommendation.
Auditor independence and fees
The Audit Committee is also responsible for determining that the external audit firm and designated individual audit partner have the necessary independence, experience, qualifications and skills, and that audit and other fees are reviewed and approved.
The Audit Committee has reviewed and assessed the independence of the external auditor, that has confirmed in writing that the criteria for independence, as set out in the rules of IRBA, the PCAOB, and other relevant international bodies, have been followed. The Audit Committee is satisfied that Ernst & Young Inc. is independent of the Company and Group. The following aggregate audit fees, audit-related fees, tax fees and all other fees were approved by the Audit Committee and billed by the Group’s external auditors for 2022, 2021 and 2020 as follows

Figures in million - SA rand	2022	2021	2020
Audit fees[1]	69.8	65.0	58.5
Audit-related fees[2]	1.2	5.3	0.6
Tax fees[3]	0.3	0.5	—
All other fees[4]	—	5.6	—
Total	71.3	76.4	59.1
1 Audit fees consist of the aggregate fees billed for the annual audit of Sibanye-Stillwater’s respective Company and Group consolidated financial statements, audit of the Group’s internal controls over financial reporting in accordance with section 404 of the Sarbanes-Oxley Act (SOX Act) and the audit of statutory financial statements of the Company’s subsidiaries, including fees billed for assurance and related services that are reasonably related to the performance of the audit or reviews of the Company’s financial statements that are services that only an external auditor can reasonably provide. The 2022 audit fees include an inflationary increase and fees for the review of the interim results for the six months ended 30 June 2022
2 Audit-related fees consist of the aggregate fees billed in each fiscal year for factual findings reports and the review of documents filed with regulatory authorities
3 Tax fees include the aggregate fees billed in each fiscal year for tax compliance, tax advice, tax planning and other tax-related services
4 All other fees consist of the aggregate fees billed in each fiscal year for all other services not included under audit fees, audit related fees or tax fees
The Audit Committee determines the nature and extent of non-audit services that the auditor can provide and pre-approves all permitted non-audit assignments by the Group’s external auditor. In accordance with the SEC rules regarding auditor independence, the Audit Committee has established policies and procedures for audit and non-audit services provided by the Group’s external auditor. The rules apply to Sibanye-Stillwater and it’s legally controlled unlisted subsidiaries engaging any accounting firms for audit services and the auditor who audits the accounts filed with the SEC (the Group’s independent external auditor) for permissible non-audit services. When engaging the Group’s external auditor for permissible non-audit services (audit related services, tax services, and all other services), pre-approval is obtained prior to the commencement of the services.
The Audit Committee approves the respective annual audit plans presented by both the internal and external auditors and monitors progress against the plans. These audit plans provide the Audit Committee with the necessary assurance on risk management, internal control environments and IT governance.

Internal Audit
The internal control systems of the Group are monitored by Internal Audit, which reports findings and recommendations to the Audit Committee and to senior management. The Audit Committee determines the purpose, authority and responsibility of the Internal Audit function in an Internal Audit Charter. The Internal Audit function is headed by the Vice President: Internal Audit, who may be appointed or dismissed by the Audit Committee. During 2022 the Vice President: Internal Audit was internally promoted within the Group. The Audit Committee is satisfied that her responsibilities were appropriately relinquished and that the incumbent Vice President: Internal Audit has the requisite skills and experience and is supported by a sufficient staff complement with appropriate skills and training.
Sibanye-Stillwater’s Internal Audit operates in accordance with the International Standards for the Professional Practice of Internal Auditing as prescribed by the Institute of Internal Auditors. Internal Audit activities carried out during the year were identified and planned through a
AFR - 37

REPORT OF THE AUDIT COMMITTEE continued
combination of the Sibanye-Stillwater Risk Management framework and the risk-based methodologies adopted by Internal Audit. The Audit Committee approves the annual internal audit assurance plan presented by Internal Audit and monitors progress against the plan.
Internal Audit reports deficiencies to the Audit Committee every quarter together with recommended remedial actions, which are then followed up. Internal Audit provided the Audit Committee with a written report, which assessed as adequate the internal controls over financial reporting, IT governance and the risk management process during 2022.
The Audit Committee is responsible for IT governance on behalf of the Board and reviews the report of the Vice President: Group ICT at each Audit Committee meeting.
JSE LR
In accordance with the JSE LR, the Audit Committee reports and confirms that it has:
•evaluated the expertise, experience and performance of the Group CFO during 2022 and is satisfied that he has the appropriate expertise and experience to carry out his duties, and is supported by qualified and competent senior staff
•ensured that the Group has established appropriate financial reporting procedures and that those procedures are operating, this included consideration of all entities consolidated into the group financial statements, ensuring that management had access to all the required financial information to allow the effective preparation and report on consolidated Audited AFS
•has performed the Auditor Suitability Review of both the current appointed external audit firm and designated individual audit partner as detailed above
•notwithstanding the provisions of Section 90(6) of the Companies Act, ensured that the proposed re-appointment of the audit firm and designated individual partner is presented and included as a resolution in the notice of annual general meeting pursuant to Section 61(8) of the Companies Act
•ensured that the Chief Executive Officer and Chief Financial Officer have complied with the requirements of the attestation statement as per paragraph 3.84(k) of the JSE LR
Audit Committee statement
Based on information from, and discussions with, management and external auditors, the Audit Committee has no reason to believe that there were any material breakdowns in the design and operating effectiveness of internal financial controls of the Group during the year and therefore the financial records may be relied upon as the basis for preparation of the consolidated Audited AFS.
With respect to the financial year ended 31 December 2022, no material weakness was identified due to control deficiencies. Management strives to continuously improve the diligence in the identification and documentation of key controls.
The Audit Committee has considered and discussed the consolidated Audited AFS and associated reports with both management and the external auditors. During this process, the Audit Committee
•evaluated significant judgements and reporting decisions
•determined that the going-concern basis of reporting is appropriate
•evaluated the material factors and risks that could impact on the consolidated Audited AFS
•evaluated the completeness of the financial and sustainability discussion and disclosures
•discussed the treatment of significant and unusual transactions with management and the external auditors
The Audit Committee considers that the Integrated report and consolidated Audited AFS comply in all material respects with all compliance requirements detailed earlier in this report. In addition, the Audit Committee considers whether the company Audited AFS comply in all material respects with all compliance requirements relevant to those financial statements (refer to the company Audited AFS which include the Report of the Audit Committee dealing with the responsibilities of the Audit Committee relevant to the Company Audited AFS). The Audit Committee recommended to the Board that the Integrated report and consolidated Audited AFS be adopted and approved by the Board. The Board subsequently adopted and approved the Integrated report and consolidated Audited AFS.

Keith Rayner CA(SA)
Chairman: Audit Committee
24 April 2023
AFR - 38

DIRECTORS’ REPORT
The directors have pleasure in submitting this report and the consolidated annual financial statements of Sibanye-Stillwater for the year ended 31 December 2022.
Group profile and location of our operations
Sibanye-Stillwater is a multinational mining and metals processing Group with a diverse portfolio of mining and processing operations, projects and investments across five continents. The Group is one of the foremost global platinum group metals (PGMs) automotive catalytic recyclers and also has interests in leading mine tailings retreatment operations.
Sibanye-Stillwater has established itself as one of the world’s largest primary producers of platinum, palladium, and rhodium and is also a top tier gold producer. It produces other PGMs, such as iridium and ruthenium, along with chrome, copper and nickel as by-products. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. For information on the Group's operations and nature of its operations see - Management's discussion and analysis of the financial statements - Our operations and for information on the nature of the Group's business see - Consolidated Financial Statements - Notes to the consolidated financial statements - Note 1.1: Reporting entity.
Financial affairs
Results for the year
The Group profit decreased by 44% from R33,796 million to R18,980 million in 2022. The major source of earnings for 2022 was the SA PGM operations, which accounted for approximately 93% (2021: 75%) of Group adjusted EBITDA that was followed by the US PGM operations' contribution of 18% (2021: 18%), partially offset by negative contributions to Group adjusted EBITDA by both the SA gold operations and the Sandouville refinery. Notwithstanding the increased adjusted EBITDA contribution to the Group by the SA PGM operations, its contribution decreased to R38,135 million (2021: R51,608 million) due to 13% or 224,259 4Eoz lower sales volumes and 9% lower 2022 average 4E PGM basket price received of R42,914/4Eoz at the managed SA PGM operations. The adjusted EBITDA contribution from the US PGM operations decreased by 38% to R7,604 million (2021: R12,256 million), mainly due to 24% or 129,720 2Eoz lower sales volumes and a 2% lower average 2E PGM basket price received of R30,482/2Eoz. The adjusted EBITDA contribution from the SA gold operations decreased by169% from R5,113 million in 2021 to negative R3,546 million in 2022, mainly due to the strike at the managed SA gold operations which resulted in a 50% or 14,011 kg decrease in gold produced which correlated with the 52% or -14,481 kg decrease in gold sold for 2022, partially offset by an 11% higher average rand gold price of R946,813/kg. The negative adjusted EBITDA contribution from Sandouville of R492 million in 2022 was due to low sales and production volumes attributable to maintenance outages. For a review of Sibanye-Stillwater’s financial performance for 2022, see – Overview – Management’s discussion and analysis of the financial statements.
Dividends
Sibanye-Stillwater’s dividend policy is to return between 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expenses, restructuring costs, transactions costs, share-based payment expenses on B-BBEE transactions, gains on acquisitions, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of non-controlling interest, and changes in the estimated deferred tax rate. Non-IFRS measures such as normalised earnings is the responsibility of the Group's Board of Directors and is presented for illustration purposes only, and because of its nature, normalised earnings should not be considered as a representation of financial performance under IFRS, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 13: Dividends
In line with Sibanye-Stillwater’s Capital Allocation Framework, the Board declared a final dividend of 122 (2021: 187) SA cents per share. Together with the interim dividend of 138 (2021: 292) SA cents per share, which was declared and paid, this brings the total dividend for the year ended 31 December 2022 to 260 (2021: 479) SA cents per share and this amounts to a payout of 35% (2021: 35%) of normalised earnings.
Borrowing powers
In terms of Clause 4 of the Company’s Memorandum of Incorporation, the borrowing powers of the Sibanye Stillwater Limited (the Company) are unlimited. As at 31 December 2022, the borrowings of the Group, excluding the Burnstone Debt, was R20,188 million (2021: R18,791 million), see – Consolidated financial statements – Notes to the consolidated financial statements – Note 28: Borrowings.
Sibanye-Stillwater is subject to financial and other covenants and restrictions under its credit facilities from time to time. Such covenants may include restrictions on Sibanye-Stillwater incurring additional financial indebtedness and obligations to maintain certain financial covenant ratios for as long as any amount is outstanding under such facilities.
Events after reporting date
There were no events that could have a material impact on the financial results of the Group after 31 December 2022 up to the date on which the consolidated financial statements for the year ended 31 December 2022 were authorised for issue, other than those disclosed in the consolidated financial statements, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 41: Events after reporting date.
AFR - 39

DIRECTORS’ REPORT continued
Working capital and going concern assessment
The consolidated financial statements have been prepared using appropriate accounting policies, supported by reasonable judgements and estimates. The directors believe that the Group has adequate resources to continue as a going concern for the foreseeable future.
The directors believe that the cash generated by its operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due. The consolidated financial statements for the year ended 31 December 2022, therefore, have been prepared on a going concern basis, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 36.2: Risk management activities – Working capital and going concern assessment.
Significant announcements
Announcements during the financial year, after last filing date of 22 April 2022
Solidarity, UASA, AMCU and NUM accept Sibanye-Stillwater wage offer
On 14 March 2022, Sibanye-Stillwater advised that it had received unconditional acceptance of the final wage offer it made on 4 February 2022 to the coalition of unions representing employees at its SA Gold operations, from two of the unions, Solidarity and UASA. As a consequence, effective 14 March 2022, members of Solidarity and UASA at the SA gold operations will no longer be locked out of the workplace.
On 13 June 2022. Sibanye-Stillwater confirmed that on 11 June 2022, it signed a three-year wage agreement for its SA gold operations, effective from 1 July 2021. As a result, the lockout has been lifted for members of trade unions, the Association of Mineworkers and Construction Union (AMCU) and the National Union of Mine Workers (NUM).
The signed wage agreement is in line with management’s attempts to achieve an inflation related increase with this agreement resulting in average 6.3% increase over a three-year period. Among other clauses, the critical terms of the final wage agreement are as follows:
•category 4- 8 employees will receive an increase of R1,000 in year 1 (a 7.7% annual increase); R900 in year 2 (a 6.5% annual increase); and R750 in year 3 (a 5.2% annual increase)
•miners, artisans and officials will receive an average increase of 5% in year 1; *5.5% (or CPI if CPI is between 5% and 5.5%) in year 2; and 5% in year 3
*If CPI is greater than 5.5%. then the increase will be 5.5%, if CPI is less than 5% then the increase will be 5%, or if CPI is between 5% and 5.5% then the increase will be the same as CPI.
In addition to category 4 – 8 employees, the once off hardship allowance of R3,000 proposed by the CCMA will also be extended to Miners, Artisans, and Officials. The hardship allowance will consist of a guaranteed R1,200 cash payment with the balance of up to R1,800 allocated to the reduction of employee debt or loans owing to the Company, that the Company incurred in ensuring that amongst others, medical aid contributions and risk benefits were covered during the lockout.
The final agreement will also be extended to all members of UASA and Solidarity.
Sibanye-Stillwater receives a credit rating upgrade
On 3 May 2022, Sibanye-Stillwater shared that Moody's Investors Service (Moody's) has upgraded the Group’s corporate family rating (CFR) from Ba3 to Ba2 with a positive outlook. Further information is available from www.moodys.com
Sibanye-Stillwater receives notice from Appian Capital to commence legal proceedings
On 30 May 2022, Sibanye-Stillwater confirmed that on 27 May 2022 it received a Claim Form and Particulars of Claim (the Claim) from BM Brazil 1 Fundo De Investimento EM Participacoes Multistrategia, BM Brazil 2 Fundo De Investimento EM Participacoes Multistrategia and ANRH Cooperatief U.A, affiliates of Appian Capital Advisory LLP (Appian). The Claim commences legal proceedings before the High Court of England and Wales (Commercial Court) against the Group following termination of the share purchase agreements it had concluded with Appian for the acquisition of the Santa Rita and Serrote mines in Brazil. Sibanye-Stillwater had terminated the Share Purchase Agreements on 24 January 2022 following a geotechnical event at Santa Rita which it had concluded was and is reasonably expected to be material and adverse to the business, financial condition, results of operations, the properties, assets, liabilities or operations of Santa Rita.
Sibanye-Stillwater will defend the Claim. See – Consolidated financial statements – Notes to the consolidated financial statements – Note 38: Contingent liabilities.
Sibanye-Stillwater implements regionalised executive and appoints a regional head for its Americas region
On 31 May 2022, Sibanye-Stillwater announced leadership changes to further advance its strategic delivery as a multinational mining and metals Group. The Group had increased its geographical and commodity diversification since 2021 from which it will strengthen its regional presence in key markets. The establishment of a regionalised leadership structure enables further effective delivery on our corporate strategy.
Charles Carter joined the Group as Chief Regional Officer: Americas with effect from 1 June 2022. Charles will be responsible for the Group’s US PGM operations and projects and exploration activities in Argentina in addition to driving our growth strategy in the Americas region.
AFR - 40

DIRECTORS’ REPORT continued
Sibanye-Stillwater Flood event in Montana affects the Stillwater mine, US PGM operations and update on the impact of regional flooding on the US PGM operations
On 14 June 2022, Sibanye-Stillwater informed stakeholders of a significant flood event, which began on Monday 13 June 2022, and has affected a widespread region surrounding its US PGM operations in Montana USA.
On 24 June 2022, Sibanye-Stillwater updated stakeholders on the impact of the regional floods that following an initial assessment of the impact of the flooding on our US PGM operations, and reported that despite widespread damage to infrastructure and personal property across the region, its mining and metallurgical operations were not damaged.
Several bridges in the vicinity of our Stillwater mine were however damaged during the flooding and sections of the primary access road from Nye to the Stillwater mine have been severely eroded, restricting access to the mine and requiring rerouting of water, tailings and other piping. Remediation work on the east/west access bridge within the Stillwater mine complex has begun and expected to be completed in approximately four weeks. It was estimated that operations at the Stillwater mine will remain suspended for approximately 4-6 weeks before safe access to the mine is restored and production can resume. The Stillwater mine accounts for approximately 60% of mined production from the US PGM operations. Access to the East Boulder mine and Columbus metallurgical facilities remained intact and both facilities continued operating during the flooding events.
Sibanye-Stillwater to achieve majority shareholding in Keliber and increases its effective shareholding in Keliber to 84.96%
On 30 June 2022, Sibanye-Stillwater announced that through its subsidiary – Keliber Lithium Proprietary Limited, it acquired an initial 30.29% shareholding in Keliber Oy (Keliber), as announced on 23 February 2021, by way of a phased equity investment and intends to exercise its pre-emptive right to increase its shareholding in Keliber to 50% plus 1 share (the Pre-emptive Offer). Keliber is a Finnish mining and battery chemical company which owns the Keliber project, an advanced lithium hydroxide project located in the Kaustinen region of Finland which intends to sustainably produce battery grade lithium hydroxide utilising its own ore.
Simultaneous with the Pre-emptive Offer, the Company will also make a voluntary cash offer to minority shareholders of Keliber, other than the Finnish Minerals Group, which could initially increase its shareholding in Keliber to over 80% (the Voluntary Offer). The Finnish Minerals Group, a Finnish State-owned holding and development company which manages the State’s mining industry shareholdings, is the second largest shareholder in Keliber behind Sibanye-Stillwater with a current circa 20% shareholding.
On 3 October 2022, Sibanye-Stillwater advised that its effective shareholding in Keliber has increased to 84.96% and that on 29 July 2022, it had exercised its pre-emptive right to increase its stake in Keliber from 30.29% to 50% plus 1 share for a cash consideration of approximately €146 million.
The Company also made a voluntary cash offer to minority shareholders of Keliber, other than the Finnish Minerals Group, which has resulted in Sibanye-Stillwater’s shareholding increasing to an effective 84.96% for a further cash consideration of approximately €189.8 million excluding Finnish transfer tax of €2.3 million. The Finnish Minerals Group currently holds an effective 13.90% of Keliber and other remaining minority shareholders an effective1.14% of Keliber. For additional information, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 27.1: Subsequent NCI transactions-Keliber transactions.
With the voluntary offer now concluded, a capital raise by Keliber will be executed to achieve Keliber’s desired debt to equity ratio. The maximum total investment in the Capital Raise by Sibanye-Stillwater is around €104 million depending on the extent to which minorities and the Finnish Minerals Group participate. Conventional debt facilities are currently under discussion with third party lenders to at least match the €250 million equity contribution to fully fund construction of the project.
Sibanye-Stillwater concludes a five-year wage settlement at its Rustenburg and Marikana PGM operations
On 28 October 2022, Sibanye-Stillwater advised that it has reached agreement with the Association of Mineworkers and Construction Union (AMCU) in respect of annual wages and benefits for employees at the Marikana and Rustenburg operations. This agreement with AMCU follows previous agreements reached with the National Union of Mineworkers (NUM) and UASA on 30 September 2022 and marks the conclusion of the wage negotiation processes at the Marikana and Rustenburg operations.
The final agreement is consistent with the previous five-year, inflation-linked offer, with the first three years still comprising fixed, average, annual wage increases of 6% and above for bargaining unit employees, but with increases for year four and five fixed at R1,300 (or 6%) in year four and R1,400 (or 6%) in year five, compared with the previous offer’s CPI-linked variable increases. Miners and artisans will receive average annual wage increases of 6% per annum for each of the five years. The increases in other benefits remain the same as the previous offer. The final agreement will be extended to all unionised and non-unionised employees at these operations.
AFR - 41

DIRECTORS’ REPORT continued
Sibanye-Stillwater enters Section 189 consultations regarding the future of the Beatrix 4 Shaft and Kloof 1 Plant and concludes Section 189 consultations at its Beatrix 4 Shaft and Kloof 1 Plant
On 1 November 2022, Sibanye-Stillwater advised that it entered into consultation in terms of S189A of the Labour Relations Act (S189) with organised labour and other affected stakeholders, regarding the possible restructuring of its SA gold operations pursuant to ongoing losses experienced at the Beatrix 4 shaft and the impact of depleting mineral reserves to the Kloof 1 plant.
On 9 March 2023, Sibanye-Stillwater advised that consultations with relevant stakeholders in terms of Section 189A (S189) of the Labour relations Act, 66 of 1995 (LRA), regarding the proposed restructuring of its SA gold operations, pursuant to ongoing losses experienced at the Beatrix 4 shaft and the impact of depleting surface mineral reserves to the Kloof 1 plant, as previously announced on 1 November 2022, have been concluded.
The outcome of the consultations is as follows:
As per the announcement on 1 November 2022, 2,314 employees were affected, with up to 1,959 employees potentially facing retrenchment. Pleasingly, this outcome has been avoided through the S189 consultation process with the following avoidance measures being agreed to and implemented:
•1,136 employees accepted transfer opportunities to available positions at other Group operations in the SA region
•552 employees were granted voluntary separation or early retirement packages
•natural attrition accounted for 103 less affected employees
Regrettably 168 employees could not be accommodated, or chose not to participate in the agreed avoidance measures, and as such will be retrenched.
Sibanye-Stillwater approves implementation of the Keliber project and begins the construction of the Kokkola lithium hydroxide refinery
On 28 November 2022, Sibanye-Stillwater announced that, subsequent to securing an effective controlling interest of approximately 85% in Keliber Oy as announced on 3 October 2022, the Board of Sibanye-Stillwater has approved capital expenditure of €588m for the Keliber lithium hydroxide project, beginning with the construction of the Kokkola lithium hydroxide refinery.
Announcements after the financial year end of 31 December 2022
U.S Government offers conditional commitment for a loan of up to US$700 million for the Rhyolite Ridge lithium-boron project
On 13 January 2023, Sibanye-Stillwater reported that a subsidiary of ioneer, its proposed joint venture partner at the Rhyolite Ridge lithium-boron project in Nevada, USA (Rhyolite Ridge), has received a conditional commitment for a proposed loan from the United States Department of Energy (DOE) to support the development of Rhyolite Ridge (the Proposed Loan). The Proposed Loan is to be made under the DOE Loan Programs Office’s Advanced Technology Vehicles Manufacturing loan program, which aims to support the Biden-Harris Administration’s critical minerals strategy, including domestic U.S. production of critical minerals.
Salient features:
•the Proposed Loan is for an amount up to US$700 million
•the conditional commitment follows extensive engagement and demonstrates the DOE’s strong support for and confidence in Rhyolite Ridge and its technical fundamentals and confirms the expected economics of Rhyolite Ridge
•if completed, the Proposed Loan would be the first-ever by the DOE to provide financing for the processing component of a project where lithium is extracted and refined at site
The proceeds from the Proposed Loan and Sibanye-Stillwater’s expected equity contribution to secure its 50% stake in Rhyolite Ridge (once all conditions precedent* for completion of the joint venture have been fulfilled or waived, as applicable), are anticipated to fund a substantial part of the preliminary project capital.
The Proposed Loan remains subject to negotiation and documentation of long-form agreements and various conditions and may be revised to match updated project economics leading up to financial close following achievement of certain conditions.
*Conditions Precedent for completion of the Joint Venture include (among others) conditions relating to:
◦obtainment of various permits
◦obtainment of binding financing commitments meeting certain requirements
◦preparation of a feasibility study meeting certain requirements
◦final investment decision
◦cash collateral, escrow and indemnification agreements
◦government approvals, including anti-trust approvals
◦accuracy of representation and warranties
◦absence of injunctions and restraints
Sibanye-Stillwater provides update on environmental permits for the Keliber lithium project
On 6 February 2023, Sibanye-Stillwater reported that the anticipated environmental permit for the Keliber lithium project’s Rapasaari mine and Päiväneva concentrator was received from the Regional State Administrative Agency for Western and Inland Finland (AVI) on 28 December 2022. Separate permit applications for the Rapasaari mine and Päiväneva concentrator filed on 30 June 2021 were subsequently combined into one permit by the AVI.
AFR - 42

DIRECTORS’ REPORT continued
Sibanye-Stillwater off-market takeover offer for New Century Resources Limited at A$1.10 per share
On 21 February 2023, Sibanye-Stillwater stated that it is the largest shareholder in New Century Resources Limited (New Century) with an interest of 19.9% after participating in an equity capital raising that was completed in December 2021. Sibanye-Stillwater launched an off-market takeover offer for all the shares in New Century that it does not already own, in accordance with Australian takeovers requirements. The proposed Takeover is in line with its strategy to invest in the circular economy and be a global leader in tailings retreatment and recycling.
The offer price implies an equity value for New Century of US$103 million (A$149 million)1 on a fully diluted basis. In the event that Sibanye-Stillwater acquires all of the securities in New Century that it does not already own, Sibanye-Stillwater will pay up to US$83 million (A$120 million)1 under the transaction. See – Consolidated financial statements – Notes to the consolidated financial statements – Note 41.3: Off-market takeover for New Century.
1 Exchange rate of A$1.00/US$0.69
Refinancing of US dollar Revolving credit facility (USD RCF) and notice to shareholders in terms of Section 45 of the Companies Act
On 11 April 2023, Sibanye-Stillwater announced that it had successfully refinanced and increased its United States dollar Revolving Credit Facility from US$600 million to US$1 billion thereby providing enhanced liquidity for the Group. See – Consolidated financial statements – Notes to the consolidated financial statements – Note 41.2: Refinancing of the US$600 million RCF.
Notice was provided that, in terms of the provisions of Section 45(5) of the Companies Act 71 of 2008 (the Companies Act), and pursuant to the special resolution passed at the general meeting of the Company held on 24 May 2022 (the General Meeting), the board of directors of the Company had adopted a resolution to guarantee the indebtedness of other members of the Group under the Facility Agreement, which guarantee constitutes the giving of direct and/or indirect financial assistance to related- and inter-related companies and corporations of the Company in terms of the provisions of Section 45(2) of the Companies Act. Following a request for emergency financial support the Board also resolved to provide financial support of up to A$30 million for New Century Resources Limited. See – Consolidated financial statements – Notes to the consolidated financial statements – Note 41.4: Financial support of A$30 million to New Century.
Additionally, Sibanye-Stillwater had secured working capital and trading facilities for Sibanye Stillwater Sandouville Refinery SAS a wholly owned subsidiary of Sibanye Battery Metals Proprietary Limited, which is in turn a wholly owned subsidiary of the Company.
Directorate

Name	Position	Date appointed
Vincent Maphai	Chairman and independent non-executive director	24 February 2020
Neal Froneman	Chief Executive Officer	24 February 2020
Charl Keyter	Chief Financial Officer	24 February 2020
Elaine Dorward-King	Independent non-executive director	27 March 2020
Harry Kenyon-Slaney	Independent non-executive director	24 February 2020
Jeremiah Vilakazi	Independent non-executive director	24 February 2020
Keith Rayner	Independent non-executive director	24 February 2020
Nkosemntu Nika	Independent non-executive director	24 February 2020
Richard Menell	Lead Independent and non-executive director	24 February 2020
Savannah Danson	Independent non-executive director	24 February 2020
Susan van der Merwe	Independent non-executive director	24 February 2020
Timothy Cumming	Independent non-executive director	24 February 2020
Sindiswa Zilwa	Independent non-executive director	01 January 2021
Rotation of directors
Directors retiring in terms of the Company’s Memorandum of Incorporation (MOI) are Vincent Maphai, Charl Keyter, Tim Cumming and Nkosemntu Nika. All the directors are eligible and offer themselves for re-election.
Directors’ and officers’ disclosure of interest in contracts
As of the date of this report, none of the directors, officers or major shareholders of Sibanye-Stillwater or, to the knowledge of Sibanye-Stillwater’s management, their families, had any interest, direct or indirect, in any transaction during the last fiscal year or in any proposed transaction which has or will materially affect Sibanye-Stillwater or its investment interests or subsidiaries. During the year, the Group sold equipment through an advertised bid process to Neal Froneman for a cash consideration of R75,000, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 39: Related-party transactions, Other related party transactions.
None of the directors or officers of Sibanye-Stillwater or any associate of such director or officer is currently or has been at any time during the past fiscal year materially indebted to Sibanye-Stillwater.
For related party information, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 39: Related-party transactions.
AFR - 43

DIRECTORS’ REPORT continued
Subsidiary companies
For details of major subsidiary companies in which the Company has a direct or indirect interest, see – Consolidated financial statements – Notes to the consolidated financial statements – Note 1.3: Consolidation.
Special resolutions passed by subsidiary companies
The following special resolutions were passed by subsidiary companies during the year ended 31 December 2022
Special resolutions passed by various the shareholders and sole shareholder of the subsidiary companies listed below, approving that the directors of the company may at any time and from time to time during the two years from the passing hereof authorise the company, in terms of and subject to the provisions of section 45(3)(b) of the Companies Act, to provide any type of direct or indirect financial assistance as defined in section 45(1) of the Companies Act, to any company or corporation that is related or inter-related to the company, on such terms and conditions and for such amounts as the directors may determine.
•Newshelf 1335 Proprietary Limited*
•Newshelf 1114 Proprietary Limited*
•Hoedspruit Platinum Holdings Proprietary Limited*
•Sibanye Rustenburg Platinum Mines Proprietary Limited*
•Eastern Platinum Proprietary Limited*
•Western Platinum Proprietary Limited*
•Sibanye Gold Proprietary Limited
•Ezulwini Mining Company Proprietary Limited
•K2013164354 Proprietary Limited
•M Janse van Rensburg Proprietary Limited
•Milen Mining Proprietary Limited
•Puma Gold Proprietary Limited
•Rand Uranium Proprietary Limited
•Sibanye Gold Academy Proprietary Limited
•Sibanye Gold Eastern Operations Proprietary Limited
•Sibanye Gold Protection Services Limited
•Sibanye Gold Shared Services Proprietary Limited
•Sibanye Solar PV Proprietary Limited
•Witwatersrand Consolidated Gold Resources Proprietary Limited
•Kroondal Operations Proprietary Limited
•Kroondal Operations Corporate Services Proprietary Limited
•Platinum Mile Resources Proprietary Limited
•Blue Ridge Platinum Proprietary Limited
•Ridge Mining Proprietary Limited
•Ridge Mining Services Proprietary Limited
•Rustenburg Eastern Operations Proprietary Limited
•Sibanye Platinum Bermuda Proprietary Limited
•Sibanye Platinum International Holdings Proprietary Limited
•Sibanye Platinum Proprietary Limited
•Braggite Resources Proprietary Limited
•Hoedspruit Platinum Exploration Proprietary Limited
•Southern Era Mining and Exploration South Africa Proprietary Limited
•Afriore Proprietary Limited
•Kwagga Gold Proprietary Limited
•Messina Proprietary Limited
•Messina Platinum Mines Proprietary Limited
•Vlakfontein Nickel Proprietary Limited
* Refers to subsidiary companies in which Sibanye-Stillwater is not the sole shareholder
AFR - 44

DIRECTORS’ REPORT continued
Litigation
Notice from Appian Capital to commence legal proceedings
On 26 October 2021, Sibanye-Stillwater entered into share purchase agreements to acquire the Santa Rita nickel mine and Serrote copper mine (the Atlantic Nickel SPA and the MVV SPA, respectively) from affiliates of Appian Capital Advisory LLP (Appian). Subsequent to signing the agreements, Appian informed Sibanye-Stillwater that a geotechnical event occurred at the Santa Rita open pit operation. After becoming aware of the geotechnical event, Sibanye-Stillwater assessed the event and its effect and concluded that the event was and was reasonably expected to be material and adverse to the business, financial condition, results of operations, the properties, assets, liabilities or operations of Santa Rita. Accordingly, pursuant to the terms of the Atlantic Nickel SPA, on 24 January 2022, Sibanye-Stillwater gave notice of termination of the Atlantic Nickel SPA. As the MVV SPA was conditional on the closing of the Atlantic Nickel SPA, which had become impossible to satisfy, on the same date Sibanye-Stillwater also gave notice of termination of the MVV SPA.
On 27 May 2022, Appian initiated legal proceedings before the High Court of England and Wales against Sibanye-Stillwater. On 3 August 2022, the Group filed its defence. Sibanye-Stillwater’s view is that the Atlantic Nickel SPA and the MVV SPA were rightfully terminated and the Group is confident that the claim will be defended successfully. The trial is set to begin in June 2024, with the key pre-trial steps taking place over the remainder of 2023. The proceedings are in early stages and additional information and estimates of potential outcomes are unavailable. Sibanye-Stillwater will defend the Claim. See – Consolidated financial statements – Notes to the consolidated financial statements – Note 38: Contingent liabilities.
Company Secretary
Lerato Matlosa was appointed Company Secretary of Sibanye-Stillwater with effect from 1 June 2018.
Auditors
The Audit Committee has recommended to the Board that Ernst & Young Inc. continues in office in accordance with section 90(1) of the Companies Act and in terms of the JSE Listings Requirements, subject to shareholders approving the resolution at the next annual general meeting. For additional information see – Accountability – Report of the Audit Committee – External Auditor suitability review.
AFR - 45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Sibanye Stillwater Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Sibanye Stillwater Limited (the Company) as of 31 December 2022, 2021, and 2020, the related consolidated income statements, statements of other comprehensive income, changes in equity and cash flows for each of the three years in the period ended 31 December 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 December 2022, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated 24 April 2023 expressed an unqualified opinion thereon.
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

Impairment testing of Stillwater Goodwill and impairment assessments of Driefontein, Kloof and Beatrix Cash Generating Units (CGUs)
Description of the Matter
As described in Notes 14 and 17 to the consolidated financial statements, significant accounting judgments and estimates are made in relation to the impairment assessment of CGUs, including the Driefontein, Kloof and Beatrix mining assets (‘SA gold operations CGUs’), and impairment testing of goodwill, including goodwill allocated to Stillwater (‘US operations CGU’)..
Goodwill is allocated to CGUs, for impairment testing. Management performs an impairment assessment for SA gold operations CGUs, which have no associated goodwill, whenever impairment indicators are present. US operations goodwill is tested for impairment on at least an annual basis. In determining the recoverable amount of the US operations and SA gold operations CGUs, management used a value in use calculation, which is the future cash flows expected to be derived from each operations’ CGU over its life-of-mine, discounted to a present value.
Auditing management’s SA gold operations CGU impairment assessments and US operations CGU goodwill impairment test was complex and judgmental due to the significant estimation applied by management in determining the recoverable amounts, which are sensitive to the underlying significant assumptions related to the estimated future cash flows and the effect changes in these assumptions would have on the recoverable amounts. The estimated future cash flows are sensitive to changes in significant assumptions such as discount rate, future commodity prices, foreign currency exchange rates, and life-of-mine plans. The life-of-mine plans include projected operating cash flows and sustaining capital expenditures, based on reserves and estimates of future production. In addition, significant judgment and specialized industry knowledge was required to assess management's estimate of the reserves used in the life-of-mine plans. These significant assumptions are forward-looking and could be affected by future economic, operating and market conditions.

AFR - 46

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM continued

How We Addressed the Matter In Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s CGU impairment assessment process and goodwill impairment test. For example, we tested the controls over management’s review of the significant assumptions used in determining the recoverable amount.
To test the recoverable amounts of the impairment assessments of SA gold operations CGUs and US operations CGU, our audit procedures included, among others, an evaluation of the methodologies applied in the cash flow models and testing of the significant assumptions used. We involved our valuation specialists to assist in our evaluation of significant assumptions, such as the discount rates, by calculating an independent range using available market information and comparing it against management’s discount rates and performing independent sensitivity analyses thereon. In addition, with the assistance of our valuation specialists, we compared management’s projected future commodity price assumptions and foreign currency exchange rates to observable market data and current industry and economic forecasts. We compared the projected operating cash flows and sustaining capital expenditures movements included in the life-of-mine plan, against historical trends. We also performed trend analyses to evaluate the correlation of future production against both projected operating costs and capital expenditures. We involved our mining technical specialists for the US operating CGU and certain SA gold operating CGUs to assist in evaluating management’s reserve estimation procedures and the application of their methodology and primary inputs into the quantification of reserves, against industry practices and the regulatory reserves reporting requirements. We assessed the adequacy of the Company’s disclosures in the consolidated financial statements over impairment assessments and goodwill, including the description of the estimates and judgements used in the assessments.

Physical quantities of Marikana’s Platinum Group Metals (PGM) inventory in process
Description of the Matter
As described in Note 23 to the consolidated financial statements, PGM inventory in process is sampled and assayed to determine the metal content and how this is split by metal. Determination of the metal content is complex. Specifically, determining the metal content contained in PGM inventory in process requires estimation by metallurgical specialists. Only the Marikana operations process their own refined metal inventory, and Marikana’s PGM inventory in process amounted to R5,882m as of 31 December 2022.
The audit of the physical quantities of Marikana’s PGM inventory in process is complex due to the highly technical nature of the process and the specialized knowledge required to evaluate the results. To determine the metal content and composition of the metals the Company samples inventory through assays. The accuracy of the sampling and assay results can vary significantly depending on the nature of the vessel in which the materials are contained and the state of the conversion of material. There is inherent uncertainty in the sampling and assays which could impact the valuation of PGM inventory in process at year end.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s measurement of the physical quantities of Marikana’s PGM inventory in process. For example, we tested controls over management’s review of inventory mass balance movement reconciliations performed, assay sample data and assay results.
To test the Company’s physical quantity of PGM inventory in process at the Marikana operations, our audit procedures included, among others, an evaluation of the Company’s estimation process and the data used by the Company from the assay results to estimate the total amount of PGM inventory in process. With the assistance of our metallurgical specialists, we observed inventory counts at the metal inventory processing areas including management’s sampling and assaying of the carrier material. To assess the information gathered from the inventory counts, we also involved our metallurgical specialists to assist us in evaluating the adequacy of the measurements performed by the Company and the assay methodologies applied, by comparing the methodologies to industry practice and standards, to determine the PGM inventory quantity. We also compared management’s PGM inventory in process adjustment, resulting from the inventory count, to historical adjustments made by the Company. We tested the mass balance reconciliation of inventory, by agreeing the opening balance of inventory adjusted for movements during the year to the closing balance of inventory as determined by the inventory count procedures.
We assessed the adequacy of the Company’s disclosures in respect to the metal inventories, including the description of the estimates and judgements in estimating the quantity of metal inventories.

/s/ Ernst & Young Incorporated
We have served as the Company’s auditor since 2019.
Johannesburg, Republic of South Africa
24 April 2023
AFR - 47

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM continued
To the Shareholders and the Board of Directors of Sibanye Stillwater Limited
Opinion on Internal Control Over Financial Reporting
We have audited Sibanye Stillwater Limited’s internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sibanye Stillwater Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of 31 December 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position as of 31 December 2022, the related consolidated income statement, statements of other comprehensive income, changes in equity and the cash flows for each of the three years in the period ended 31 December 2022, and the related notes and our report dated 24 April 2023 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management's Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Ernst & Young Incorporated
Johannesburg, Republic of South Africa
24 April 2023
AFR - 48

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2022

Figures in million – SA rand	Notes	2022	2021	2020
Revenue	3	138,288	172,194	127,392
Cost of sales	4	(101,624)	(109,306)	(83,369)
Interest income	5.1	1,203	1,202	1,065
Finance expense	5.2	(2,840)	(2,496)	(3,152)
Share-based payment expenses	6.8	(218)	(383)	(512)
Loss on financial instruments	7	(4,279)	(6,279)	(2,450)
Gain/(loss) on foreign exchange differences		616	1,149	(255)
Share of results of equity-accounted investees after tax		1,287	1,989	1,700
Other costs	8.1	(3,679)	(3,018)	(2,727)
Other income	8.2	1,110	764	1,658
Gain on disposal of property, plant and equipment		162	36	99
Reversal of impairments/(impairments)	10	6	(5,148)	121
Loss on settlement of US$ Convertible Bond		—	—	(1,507)
Early redemption premium on the 2025 Notes		—	(196)	—
Occupational healthcare gain/(expense)	31	211	14	(52)
Restructuring costs	9	(363)	(107)	(436)
Loss on Bulk Tailings re-Treatment (BTT) early settlement	32	—	—	(186)
Transaction costs		(152)	(140)	(139)
Profit before royalties, carbon tax and tax		29,728	50,275	37,250
Royalties	11.1	(1,834)	(2,714)	(1,765)
Carbon tax		10	(4)	(5)
Profit before tax		27,904	47,557	35,480
Mining and income tax	11.2	(8,924)	(13,761)	(4,858)
Profit for the year		18,980	33,796	30,622
Attributable to:
Owners of Sibanye-Stillwater		18,396	33,054	29,312
Non-controlling interests (NCI)		584	742	1,310
Earnings per share attributable to owners of Sibanye-Stillwater
Basic earnings per share — cents	12.1	651	1,140	1,074
Diluted earnings per share — cents	12.2	650	1,129	1,055
The accompanying notes form an integral part of these consolidated financial statements
CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
For the year ended 31 December 2022

Figures in million – SA rand	2022	2021	2020
Profit for the year	18,980	33,796	30,622
Other comprehensive income, net of tax	2,369	4,635	(2,006)
Foreign currency translation[1]	3,840	3,807	(2,227)
Fair value adjustment on other investments[2]	(1,467)	828	221
Re-measurement of defined benefit plan[2]	(4)	—	—

Total comprehensive income	21,349	38,431	28,616
Attributable to:
Owners of Sibanye-Stillwater	20,671	37,698	27,287
Non-controlling interests	678	733	1,329
1 These gains and losses will be reclassified to profit or loss in accordance with the accounting policy in note 1.4
2 These gains and losses will never be reclassified to profit or loss
The accompanying notes form an integral part of these consolidated financial statements
AFR – 49

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at 31 December 2022

Figures in million – SA rand	Notes	2022	2021*	2020*
Assets
Non-current assets		105,867	88,163	81,860
Property, plant and equipment	14	76,909	62,494	60,600
Right-of-use assets	15	279	222	296
Goodwill and other intangibles	17	8,322	7,727	7,165
Equity-accounted investments	18	8,471	7,594	5,621
Other investments	20	3,340	3,367	847
Environmental rehabilitation obligation funds	21	5,306	5,202	4,934
Other receivables	22.1	798	651	821
Deferred tax assets	11.3	2,442	906	1,576

Current assets		60,764	64,831	52,243
Inventories	23	26,384	25,080	24,952
Trade and other receivables	24	7,500	7,411	6,866
Other receivables	22.1	81	523	37
Tax receivable	11.4	723	1,245	148
Cash and cash equivalents	25	26,076	30,292	20,240
Asset held for sale		—	280	—

Total assets		166,631	152,994	134,103

Equity and liabilities
Equity attributable to owners of Sibanye-Stillwater		88,101	79,393	67,936
Stated share capital	26	21,647	21,647	30,150
Other reserves		32,673	30,332	25,570
Accumulated profit	1.5	33,781	27,414	12,216
Non-controlling interests	1.5, 27	2,903	1,952	2,780
Total equity		91,004	81,345	70,716

Non-current liabilities		55,408	51,108	45,900
Borrowings	28	22,606	20,191	17,497
Lease liabilities	29	208	177	223
Environmental rehabilitation obligation and other provisions	30	8,552	8,263	8,634
Occupational healthcare obligation	31	781	1,017	1,037
Cash-settled share-based payment obligations	6.7	4,991	2,829	1,595
Other payables	22.2	2,500	4,599	2,911
Deferred revenue	32	6,399	6,204	6,363
Tax and royalties payable	11.4	11	10	9
Deferred tax liabilities	11.3	9,360	7,818	7,631

Current liabilities		20,219	20,541	17,487
Borrowings	28	122	107	886
Lease liabilities	29	111	104	103
Occupational healthcare obligation	31	44	—	157
Cash-settled share-based payment obligations	6.7	284	58	33
Trade and other payables	33	15,653	15,162	13,207
Other payables	22.2	3,891	4,765	2,246
Deferred revenue	32	21	156	67
Tax and royalties payable	11.4	93	189	788

Total equity and liabilities		166,631	152,994	134,103
* Restated — see note 1.5
The accompanying notes form an integral part of these consolidated financial statements
AFR – 50

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2022

Figures in million – SA rand	Notes	Stated share capital		Re- organisation reserve	Share-based payment reserve	Mark-to- market reserve	Foreign currency translation reserve	Accumulated profit/(loss)	Equity attributable to owners of Sibanye-Stillwater	Non- controlling interests	Total equity
Balance at 31 December 2019		—	*	40,662	3,900	182	360	(15,434)	29,670	1,468	31,138
Total comprehensive income for the year		—		—	—	202	(2,227)	29,312	27,287	1,329	28,616
Profit for the year		—		—	—	—	—	29,312	29,312	1,310	30,622
Other comprehensive income		—		—	—	202	(2,227)	—	(2,025)	19	(2,006)
Equity-settled share-based payments	6.8	—		—	152	—	—	—	152	6	158
Dividends	13	—		—	—	—	—	(1,338)	(1,338)	(360)	(1,698)
Reorganisation - 24 February 2020	26	17,661		(17,661)	—	—	—	—	—	—	—
Shares issued upon conversion of US$ Convertible Bond	26	12,573		—	—	—	—	—	12,573	—	12,573
Share buy-back		(84)		—	—	—	—	—	(84)	—	(84)
Transaction with DRDGOLD shareholders — restated	1.5, 27	—		—	—	—	—	(324)	(324)	324	—
Transaction with Lonmin Canada shareholders		—		—	—	—	—	—	—	13	13
Balance at 31 December 2020**		30,150		23,001	4,052	384	(1,867)	12,216	67,936	2,780	70,716
Total comprehensive income for the year		—		—	—	837	3,807	33,054	37,698	733	38,431
Profit for the year		—		—	—	—	—	33,054	33,054	742	33,796
Other comprehensive income		—		—	—	837	3,807	—	4,644	(9)	4,635
Equity-settled share-based payments	6.8	—		—	142	—	—	—	142	9	151
Dividends	13	—		—	—	—	—	(17,832)	(17,832)	(344)	(18,176)
Marikana B-BBEE transaction		—		—	—	—	—	34	34	(1,180)	(1,146)
Share buy-back	26	(8,503)		—	—	—	—	—	(8,503)	—	(8,503)
Transaction with Platinum Mile shareholders	27	—		—	—	—	—	(82)	(82)	(46)	(128)
Adjustment due to sale of St Helena Hospital Proprietary Limited (St Helena Hospital)		—		—	(24)	—	—	24	—	—	—
Balance at 31 December 2021**		21,647		23,001	4,170	1,221	1,940	27,414	79,393	1,952	81,345
Total comprehensive income for the year		—		—	—	(1,519)	3,798	18,392	20,671	678	21,349
Profit for the year		—		—	—	—	—	18,396	18,396	584	18,980
Other comprehensive income		—		—	—	(1,519)	3,798	(4)	2,275	94	2,369
Equity-settled share-based payments	6.8	—		—	14	—	—	—	14	10	24
Dividends	13	—		—	—	—	—	(9,197)	(9,197)	(256)	(9,453)
Keliber asset acquisition	16.1	—		—	—	—	—	—	—	1,219	1,219
Transaction with shareholders	27.1	—		—	—	—	62	(2,828)	(2,766)	(686)	(3,452)
Sale of Lonmin Canada Incorporated (Lonmin Canada)	8.2	—		—	—	—	—	—	—	(14)	(14)
Foreign exchange movement recycled through profit or loss		—		—	—	—	(14)	—	(14)	—	(14)
Balance at 31 December 2022		21,647		23,001	4,184	(298)	5,786	33,781	88,101	2,903	91,004
* Less than R1 million
** Restated — see note 1.5
The accompanying notes form an integral part of these consolidated financial statements
AFR – 51

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended 31 December 2022

Figures in million – SA rand	Notes	2022	2021	2020
Cash flows from operating activities
Cash generated by operations	34	40,746	67,784	45,188
Deferred revenue advance received	32	24	65	771
BTT early settlement payment	32	—	—	(787)
Amount received on settlement of dispute		—	—	580
Post-retirement health care payments		(1)	(1)	(1)
Cash-settled share-based payments paid	6.7	(272)	(240)	(275)
Payment of Marikana dividend obligation	22.2	(225)	(162)	—
Additional deferred payments relating to acquisition of a business	22.2	(4,545)	(1,754)	—
Change in working capital	35	386	2,455	(9,435)
		36,113	68,147	36,041
Interest received	5.2	682	960	719
Interest paid	5.2	(1,118)	(781)	(1,386)
Royalties paid	11.4	(1,815)	(3,055)	(1,707)
Tax paid	11.4	(8,866)	(14,839)	(4,818)
Dividends paid	13	(9,453)	(18,176)	(1,698)
Net cash from operating activities		15,543	32,256	27,151
Cash flow from investing activities
Additions to property, plant and equipment		(15,899)	(12,740)	(9,616)
Proceeds on disposal of property, plant and equipment		191	80	101
Acquisition of subsidiaries, net of cash acquired	16	(1,132)	—	—
Dividends received		564	1,020	288
Additions to other investments		(772)	(1,803)	(12)
Acquisition of equity-accounted investment	18	(92)	(446)	—
Contributions to environmental rehabilitation funds	21	(86)	(72)	(64)
Payment of deferred/contingent payment	22.2	(185)	(577)	(756)
Contributions to enterprise development fund		(10)	(65)	—
Cash outflow on loss of control of subsidiaries		(58)	—	—
Proceeds on disposal of Lonmin Canada		72	—	—
Preference shares redeemed by equity-accounted investee	18.1	—	—	114
Proceeds on disposal of St Helena Hospital		—	25	—
Receipts from environmental rehabilitation funds	21	33	10	7
Net cash used in investing activities		(17,374)	(14,568)	(9,938)
Cash flow from financing activities
Loans raised	28	8,000	20,651	16,289
Loans repaid	28	(8,003)	(20,252)	(18,335)
Lease payments		(131)	(112)	(114)
Acquisition of non-controlling interests	27.1	(3,363)	(128)	—
Share buy-back	26	—	(8,503)	(84)
Net cash used in financing activities		(3,497)	(8,344)	(2,244)
Net (decrease)/increase in cash and cash equivalents		(5,328)	9,344	14,969
Effect of exchange rate fluctuations on cash held		1,112	708	(348)
Cash and cash equivalents at beginning of the year		30,292	20,240	5,619
Cash and cash equivalents at end of the year	25	26,076	30,292	20,240

The accompanying notes form an integral part of these consolidated financial statements
AFR – 52

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022

1. Accounting policies
The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. Where an accounting policy is specific to a note, the policy is described in the note to which it relates. These policies have been consistently applied to all the periods presented.
1.1 Reporting entity
Sibanye Stillwater Limited (the Company) and its subsidiaries (together referred to as the Group or Sibanye-Stillwater) is a multinational mining and metals processing Group with a diverse portfolio of mining and processing operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations. Sibanye-Stillwater has established itself as one of the world’s largest primary producers of platinum, palladium, and rhodium and is also a top tier gold producer. It produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. Domiciled in South Africa, Sibanye-Stillwater currently owns and operates a portfolio of high-quality operations and projects, which are grouped into three regions: the Southern Africa region (SA region), the Americas region and the European region.
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
The PGM assets in the SA region are the Kroondal operation (50%) (see note 19), the Rustenburg operation (SRPM), the Marikana operation (Marikana) and the tailings retreatment entity, Platinum Mile in the North West Province, and Mimosa (50%) in Zimbabwe. Marikana currently has five contributing shafts namely 4Belt, K3, Rowland, Saffy and E3 and the ore mined at the Marikana operations is processed through five concentrators on site. The PGM concentrate produced is dispatched to the smelter for further processing at the Base Metal Refinery (BMR). At the BMR, base metals are removed and the resulting PGM-rich residue is sent to Precious Metal Refinery (PMR) for final treatment. Marikana therefore sells refined metals to customers. In addition to underground operations, there is one tailings retreatment operation, which uses hydraulic mining with high-pressure water guns. The tailings retreated at the Bulk Tailings Treatment (BTT) plant. Sibanye-Stillwater’s Board approved the K4 capital growth project in 2021 to complete the mine’s vertical shaft infrastructure. K4 is a large, long-life, high-grade Merensky and UG2 proposition situated on the western limb of the Bushveld Complex, in South Africa’s North West Province. It is a partially completed project with an equipped main production shaft and ventilation shaft, some underground infrastructure installed and underground developed workings. The project, which has begun development and production ramp up, is currently on track.
The Rustenburg operation comprise of three operating vertical shafts (Siphumelele 1, Khuseleka 1 and Thembelani 1), two declines at Bathopele, two concentrating plants (the Waterval UG2 concentrator and the Waterval retrofit concentrator), a chrome recovery plant, the Western Limb tailings retreatment plant and related surface infrastructure and assets. In addition, mining operations are carried out on one mining tailings dam. Ore is processed through the Waterval UG2 concentrator and Waterval retrofit concentrator. Tailings are treated at the Western Limb Tailings Retreatment Plant, Platinum Mile and at the Chrome retreatment plant where a saleable chromite concentrate is recovered. Tailings from the Rustenburg operation are piped to storage facilities. The Rustenburg operation has a tolling agreement with a third party and currently sells refined metals as well as PGM concentrate to customers. Kroondal comprises of five operating decline shafts. Ore is processed at Kroondal through two concentrator plants (K1 and K2). Tailings from the K1 and K2 plants are piped to three adjacent tailings storage facilities and at a fourth tailings storage facility at Marikana. Platinum Mile is a tailings retreatment facility located on the Rustenburg lease area adjacent to our Kroondal operations. The facility recovers PGMs from our Rustenburg operations. Kroondal and Platinum Mile currently only sells PGM concentrate to customers.
The US region houses the PGM operations and projects located in the US, Canada and Argentina. These include the East Boulder and Stillwater mining operations (including the Blitz project) in Montana, and exploration-stage projects, Altar (joint venture) in Argentina. The assets in this region also include the Metallurgical complex in Columbus, Montana. This complex houses the smelter, base metal refinery and an analytical laboratory which produces a PGM-rich filter cake that is further refined by a third-party precious metal refinery. These processing and metallurgical facilities are also used to process recycled material such as spent autocatalytic convertors and petroleum refinery catalysts.
In 2022, the Group further diversified its portfolio, both geographically and by commodity with several significant acquisitions of interests in green metal projects and operations, which are housed in the Group's European region as discussed below.
Keliber Oy (Keliber), a Finnish mining and battery chemical company, owns the Keliber project, an advanced lithium hydroxide project located in the Kaustinen region of Finland. Sibanye-Stillwater announced that it had given the go-ahead to implementation of the Keliber project and the start of construction of the Keliber lithium refinery on 28 November 2022. Once developed, the Keliber project will
AFR – 53

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
sustainably produce battery-grade lithium hydroxide, with first production expected in 2024. The Group owns an 84.96% shareholding interest in Keliber (see note 16.1). The Group also acquired French mining group Eramet SA's Sandouville hydrometallurgical nickel processing facilities near Le Havre, France's second largest industrial port. The Sandouville facilities currently include a hydrometallurgical nickel refinery with an annual production capacity of 12,000 tonnes of high-purity nickel metal, 4,000 tonnes of high-purity nickel salts and solutions and around 600 tonnes of cobalt chloride. This acquisition enables Sibanye-Stillwater to build a leading battery metals platform in Europe. It is seen as a low-risk entry into the nickel beneficiation business and our initial focus will be to ramp up throughput, as per existing plans. Sibanye-Stillwater continues to evaluate its options for the site, in parallel with existing operations, to target specific nickel battery metal products and unlock the full potential of these facilities (see note 16.2).
The Group's green metals investments also include a 19.9% stake in New Century Resources (New Century), an Australian company listed on the ASX (see note 20), which owns a zinc tailings retreatment operation and has acquired an option to restart the Mt Lyell Copper Mine in Australia. Subsequent to the reporting date, the Group obtained a majority shareholding in New Century (see note 41.3). The Group also owns a strategic 6.95% investment in ioneer Limited (ioneer), an ASX-listed mining development company and reached an agreement with ioneer to establish a 50% joint venture to develop the Rhyolite Ridge lithium-boron project in the US following the satisfaction of certain conditions precedent. Rhyolite Ridge, an advanced stage exploration project in Esmeralda County, Nevada, aims to extract a large, shallow lithium-boron deposit, located close to existing infrastructure and centrally located between Las Vegas and Tesla’s Giga factory near Reno, Nevada.
1.2 Basis of preparation
The consolidated financial statements for the year ended 31 December 2022 have been prepared on a going concern basis in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), the South African Institute of Chartered Accountants Financial Reporting Guides issued by the Accounting Practices Committee and Financial Reporting Pronouncements issued by the Financial Reporting Standards Council, as well as the requirements of the South African Companies Act and JSE Listings Requirements. The consolidated financial statements have been prepared under the historical cost convention, except for certain financial assets and financial liabilities (including derivative instruments) which are measured at fair value through profit or loss or other comprehensive income.
Standards, interpretations and amendments to published standards effective for the year ended 31 December 2022
During the financial year, the following amendments to standards applicable to the Group became effective and had no material impact on the Group’s financial statements:

Pronouncement	Details of amendments	Effective date[1]
COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16 – the 2021 Amendment)	A one-year extension to the practical expedient for COVID-19 related rent concessions under IFRS 16 has been published by the IASB. This amendment was a response to the ongoing economic challenges resulting from the COVID-19 coronavirus pandemic.	1 April 2021
Annual Improvements to IFRS Standards 2018-2020	As part of its process to make non-urgent but necessary amendments to IFRS Standards, the IASB has issued the Annual Improvements to IFRS Standards 2018–2020. The amendments applicable to the Group relate to:
IFRS 9 - clarifies which fees should be included in the 10% test for derecognition of financial liabilities
	IFRS 16 - to avoid confusion about the treatment of lease incentives, illustrative example 13 relating to payments from the lessor on leasehold improvements was removed	1 January 2022
Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)	In the process of making an item of property, plant or equipment (PPE) available for its intended use, an entity may produce and sell items. Under the amendments, proceeds from selling items before the related item of PPE is available for use should be recognised in profit or loss, together with the costs of producing those items. IAS 2 Inventories should be applied in identifying and measuring these production costs.	1 January 2022
Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
The amendment to IAS 37 Provisions, Contingent Liabilities and Contingent Assets (IAS 37) clarifies that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts. Before recognising a separate provision for an onerous contract, an entity recognises any impairment loss that has occurred on assets used in fulfilling the contract.
1 January 2022
Reference to the Conceptual Framework (Amendments to IFRS 3)
Minor amendments were made to IFRS 3 Business Combinations (IFRS 3) to update the references to the Conceptual Framework for Financial Reporting and add an exception for the recognition of liabilities and contingent liabilities within the scope of IAS 37 and IFRIC 21 Levies. The amendments also confirm that contingent assets should not be recognised at the acquisition date.
1 January 2022
1 Effective date refers to annual period beginning on or after said date
AFR – 54

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
Standards, interpretations and amendments to published standards which are not yet effective
Certain new standards, amendments and interpretations to existing standards have been published that apply to the accounting periods beginning on or after 1 January 2023 but have not been early adopted by the Group. The standards, amendments and interpretations that are applicable to the Group are:

Pronouncement	Details of amendments	Effective date[1]
Definition of Accounting Estimate (Amendments to IAS 8)[2]
The IASB issued amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8) to clarify how entities should distinguish changes in accounting policies from changes in accounting estimates, with a primary focus on the definition of and clarifications on accounting estimates. This is due to the term "accounting estimate" not being defined and the previous definition of a "change in accounting estimate" being unclear.
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
1 January 2024
Non-current Liabilities with Covenants (Amendments to IAS 1)[2]	The amendment confirms that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which a company must comply after the reporting date do not affect the classification at that date. However, when non-current liabilities are subject to future covenants, companies will now need to disclose information to help users understand the risk that those liabilities may become repayable within twelve months. The amendments also clarify how a company classifies a liability that can be settled in its own shares.	1 January 2024
1 Effective date refers to annual period beginning on or after said date
2 No material impact expected

AFR – 55

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
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
For significant accounting policies that are subject to significant judgement, estimates and assumptions, see the following notes to the consolidated financial statements:

Significant accounting policy	Note to the consolidated financial statements
Revenue	3 - Revenue
Cash-settled share-based payment obligation	6 - Share-based payments
Royalties, mining and income tax, and deferred tax	11 - Royalties, mining and income tax, and deferred tax
Property, plant and equipment	14 - Property, plant and equipment
Business combinations	16 - Acquisitions
Goodwill	17 - Goodwill and other intangibles
Equity-accounted investments	18 - Equity-accounted investments
Other investments	20 - Other investments
Other receivables and other payables	22 - Other receivables and other payables
Inventories	23 - Inventories
Borrowings and derivative financial instrument	28 - Borrowings
Environmental rehabilitation obligation	30 - Environmental rehabilitation obligation and other provisions
Occupational healthcare obligation	31 - Occupational healthcare obligation
Deferred revenue	32 - Deferred revenue
Contingent liabilities	38 - Contingent liabilities
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
For the year ended 31 December 2022
1.3 Consolidation

AFR – 57

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
1 The non-controlling interests (NCI) in the statement of changes in equity at 31 December 2022, relates to the attributable share of accumulated profits of DRDGOLD, Group Technical Security Management Proprietary Limited (GTSM) and Keliber (see note 27)
2 Witwatersrand Consolidated Gold Resources Proprietary Limited (Wits Gold) has ceded and pledged its shares in K2013164354 Proprietary Limited (K2013) (a dormant entity) and K2013 has ceded and pledged it shares in Sibanye Gold Eastern Operations Proprietary Limited (SGEO) in favour of the lenders of the Burnstone Debt (see note 28.4)
3 Rand Uranium Proprietary Limited (Rand Uranium) and Ezulwini Mining Company Proprietary Limited (Ezulwini) together own a number of underground and surface mining operations. These operations report to the Group’s chief operating decision maker (the executive management team) as a separate segment, namely Cooke
4 In terms of the Rustenburg operation transaction, a 26% stake in Sibanye Rustenburg Platinum Mines Proprietary Limited (SRPM) was acquired through Newshelf 1335 Proprietary Limited (B-BBEE SPV). The shareholders of B-BBEE SPV are Rustenburg Mine Employees Trust (30.4%), Rustenburg Mine Community Development Trust (24.8%), Bakgatla-Ba-Kgafela Investment Holdings (24.8%) and Siyanda Resources Proprietary Limited (20.0%). The Rustenburg Mine Employees Trust and the Rustenburg Mine Community Development Trust are controlled and consolidated by Sibanye-Stillwater and cash-settled share-based payment obligations amounting to R2,112 million and R1,723 million are eliminated upon consolidation
5 The Group has no current or contractual obligation to provide financial support to any of its structured entities
6 Sibanye-Stillwater recognises no NCI in Akanani on a similar basis as described for WPL and EPL below (see footnote 7 below), since a revised shareholders' agreement replaced the equity interests with a right to receive dividends.
7 Sibanye-Stillwater recognises no NCI in WPL and EPL. The shareholding of Lonplats Employee Share Ownership Trust (Employee Trust) (3.8%) and Lonplats Marikana Community Development Trust (Community Trust) (0.9%) (together Marikana Trusts) is not considered since these trusts are controlled and consolidated by Sibanye-Stillwater. During 2022, the Bapo Ba Mogale Local Economic Development Trust (Bapo Trust) (0.9%), which was previously controlled by the Group, was deconsolidated by the Group (see note 6.7). Cash-settled share-based payment obligations amounting to R1,821 million relating to the Marikana Trusts are eliminated upon consolidation. In addition, as a result of the Marikana broad-based black economic empowerment (B-BBEE) transaction (see note 6.6), the equity interests of shareholders in WPL and EPL, including all non-controlling shareholders, were replaced with the right to receive dividends. As a result, the effective shareholding interests were replaced by a share-based payment obligation and dividend obligation for entities not forming part of the Group (see note 6.6 and 22.2)
8 Effective 10 January 2020, the Group exercised its option to acquire an additional 12.05% in DRDGOLD. The consideration amounted to R1,086 million for the subscription of 168,158,944 additional new ordinary shares resulting in a 50.1% shareholding in DRDGOLD. The effective shareholding at 31 December 2022 was 50.33% (2021: 50.49% and 2020: 50.66%) after considering treasury shares held by DRDGOLD (see note 27).
9 On 17 June 2020, the Company and Sibanye Gold Proprietary Limited (SGL) entered into an unbundling agreement wherein SGL unbundled its entire shareholding in Sibanye Platinum Proprietary Limited (SPPL) for no value to the Company
10 During 2020, the Group reorganised its internal legal structure to house the Marikana PGM related companies (previously owned by LSA UK Limited) under a new intermediate holding company, being Rustenburg Eastern Operations Proprietary Limited (REO), which is a wholly owned subsidiary of SPPL. The reorganisation had no impact on the consolidated financial statements of the Group
11 At 31 December 2022, the Group had a 100% legal interest in Peregrine Metals Limited (Peregrine), which is subject to an Initial Earn-in arrangement of 60% by Aldebaran Resources Inc. (Aldebaran) (see note 18.3)
12 The Group has a 76% legal interest in the Newshelf 1114 Proprietary Limited (Newshelf 1114) group and the NCI can acquire a further 2% legal shareholding once they have implemented the necessary funding structure. However, no accounting NCI is recognised, since the NCI’s vendor loan financing exceeds their proportionate interest in Newshelf 1114 and therefore no effective shareholding exists
13 During 2021, the Group formed Sibanye Battery Metals Proprietary Limited in order to hold the Group's investments in battery metal entities (see note 16)
14 The Group has an effective shareholding of 85.90% in Keliber at 31 December 2022 due to put options held by shareholders holding approximately 1% in the share capital of Keliber and that can be exercised at fair value less 10%
Subsidiaries
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
Inter-company transactions, balances and unrealised gains or losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Transactions with shareholders
Transactions with owners in the capacity as equity participants are not recognised in profit or loss, but instead are recognised in equity with a corresponding change in assets or liabilities. Changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary are equity transactions.
1.4 Foreign currencies
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in South African rand (SA rand), which is the Group’s presentation currency.

AFR – 58

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
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
Foreign operations
The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•Assets and liabilities are translated at the exchange rate ruling at the reporting date. Equity items are translated at historical rates. The income and expenses are translated at the average exchange rate for the year, unless this average is not a reasonable approximation of the rates prevailing on the transaction dates, in which case these items are translated at the rate prevailing on the date of the transaction. Exchange differences on translation are accounted for in other comprehensive income. These differences are recognised in profit or loss upon realisation of the underlying operation
•Exchange differences arising from the translation of the net investment in foreign operations, which includes certain long-term borrowings (i.e. the reporting entity’s interest in the net assets of that operation), are taken to other comprehensive income. When a foreign operation is sold, exchange differences that were recorded in other comprehensive income are recognised in profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss. If a company in the Group repays a portion of long-term borrowings forming part of a net investment in foreign operations, amounts previously recorded in other comprehensive income are only recognised in profit or loss upon disposal of the relevant operation
•Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and are translated at each reporting date at the closing rate
1.5 Comparatives
Presentation in the notes
Where necessary, comparative periods have been revised to conform to current period changes in presentation.
Restatement of accumulated profit and NCI
On 10 January 2020, Sibanye-Stillwater announced that it had exercised its option to subscribe for additional ordinary shares of DRDGOLD to attain a 50.1% shareholding in DRDGOLD. The exercise of this option increased Sibanye-Stillwater’s holding in DRDGOLD from 265,000,000 shares to 433,158,944 shares. The exercise price amounted to R1,086 million for the subscription. This transaction was recognised in the Sibanye-Stillwater’s group financial statements for the year ended 31 December 2020.
The subsequent increase in the DRDGOLD shareholding was accounted for as a transaction with shareholders and accounted for in equity. The purchase of the additional shares by the Group was recognised as a dilution of the NCI amounting to R220 million. In determining the attributable NCI adjustment, management identified that they incorrectly classified the consideration paid for the share subscription to the owners of the parent and therefore excluded this consideration paid from the net asset value of DRDGOLD used in determining the NCI. Since the NCI ultimately shares in the proportionate interest of the net assets of DRDGOLD, the NCI should also share in the cash arising from the share subscription.
The impact of this error resulted in a classification difference between NCI and equity attributable to the owners of Sibanye-Stillwater of R544 million. Therefore, the transaction with DRDGOLD shareholders disclosed in the financial statements for the year ended 31 December 2020 should have been an increase in NCI of R324 million rather than a decrease of R220 million. Accordingly, as at 31 December 2020 and 31 December 2021, management restated the accumulated profit and NCI by R544 million, respectively.
The impact of the restatement on the consolidated financial statements is illustrated in the table below:

	31 December 2021			31 December 2020
Figures in million – SA rand	As previously presented	Adjustment	As restated	As previously presented	Adjustment	As restated
Statement of Changes in Equity
Accumulated profit	27,958	(544)	27,414	12,760	(544)	12,216
Non-controlling interests	1,408	544	1,952	2,236	544	2,780

Statement of Financial Position
Accumulated profit	27,958	(544)	27,414	12,760	(544)	12,216
Non-controlling interests	1,408	544	1,952	2,236	544	2,780

AFR – 59

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
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

Figures in million – SA rand	Group	Total US PGM operations	Under-ground	Recycling	Total SA operations	Total SA PGM	Rustenburg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling items[1]	Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate and reconciling items[1]	Total Battery metals	Sandouville[2]	Corporate and reconciling items[1,3]	Group Corporate and reconciling items[1]
2022
Revenue	138,288	46,090	13,823	32,267	89,507	71,665	29,104	32,753	8,371	1,437	4,267	(4,267)	17,842	4,486	4,486	2,681	915	5,274	—	3,140	3,140	—	(449)
Underground	92,325	13,823	13,823	—	78,951	68,182	27,058	32,753	8,371	—	4,267	(4,267)	10,769	4,213	3,924	2,632	—	—	—	—	—	—	(449)
Surface	10,556	—	—	—	10,556	3,483	2,046	—	—	1,437	—	—	7,073	273	562	49	915	5,274	—	—	—	—	—
Recycling/processing	35,407	32,267	—	32,267	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,140	3,140	—	—
Cost of sales, before amortisation and depreciation	(94,537)	(38,452)	(7,459)	(30,993)	(52,454)	(32,280)	(13,546)	(14,603)	(3,548)	(583)	(1,936)	1,936	(20,174)	(5,281)	(6,381)	(3,910)	(822)	(3,780)	—	(3,631)	(3,631)	—	—
Underground	(52,734)	(7,459)	(7,459)	—	(45,275)	(30,528)	(12,377)	(14,603)	(3,548)	—	(1,936)	1,936	(14,747)	(5,085)	(5,821)	(3,841)	—	—	—	—	—	—	—
Surface	(7,179)	—	—	—	(7,179)	(1,752)	(1,169)	—	—	(583)	—	—	(5,427)	(196)	(560)	(69)	(822)	(3,780)	—	—	—	—	—
Recycling/processing	(34,624)	(30,993)	—	(30,993)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3,631)	(3,631)	—	—
Net other cash costs[4]	(2,640)	(34)	(34)	—	(2,464)	(1,250)	151	(688)	(128)	(407)	(21)	(157)	(1,214)	(173)	(167)	(123)	(717)	40	(74)	(87)	(1)	(86)	(55)
Adjusted EBITDA	41,111	7,604	6,330	1,274	34,589	38,135	15,709	17,462	4,695	447	2,310	(2,488)	(3,546)	(968)	(2,062)	(1,352)	(624)	1,534	(74)	(578)	(492)	(86)	(504)
Amortisation and depreciation	(7,087)	(2,803)	(2,799)	(4)	(4,126)	(2,418)	(981)	(1,205)	(180)	(40)	(342)	330	(1,708)	(721)	(469)	(305)	(3)	(176)	(34)	(158)	(153)	(5)	—
Interest income	1,203	309	81	228	893	402	43	214	109	30	102	(96)	491	68	57	35	35	265	31	—	—	—	1
Finance expense	(2,840)	(952)	(952)	—	(1,547)	(831)	(4,618)	(320)	(111)	—	(36)	4,254	(716)	(100)	(95)	(95)	(86)	(78)	(262)	(15)	(13)	(2)	(326)
Share-based payments	(218)	(47)	(47)	—	(169)	(73)	(27)	(36)	(9)	(1)	—	—	(96)	(20)	(15)	(10)	—	(19)	(32)	—	—	—	(2)
Net other[5]	(2,142)	(243)	(243)	—	(2,055)	(2,025)	(9,353)	(1,599)	303	5	(499)	9,118	(30)	13	26	34	(50)	28	(81)	111	23	88	45
Non-underlying items[6]	(299)	(5)	(5)	—	(153)	(132)	10	(136)	(4)	—	(1)	(1)	(21)	10	(14)	(281)	(2)	10	256	—	—	—	(141)
Royalties and carbon tax	(1,824)	—	—	—	(1,824)	(1,772)	(1,023)	(735)	(13)	—	(127)	126	(52)	(22)	(22)	(3)	(5)	—	—	—	—	—	—
Profit before tax	27,904	3,863	2,365	1,498	25,608	31,286	(240)	13,645	4,790	441	1,407	11,243	(5,678)	(1,740)	(2,594)	(1,977)	(735)	1,564	(196)	(640)	(635)	(5)	(927)
Current taxation	(9,282)	(655)			(8,623)	(8,373)	(3,169)	(3,766)	(1,288)	(130)	(208)	188	(250)	(6)	(3)	—	—	(226)	(15)	—	—	—	(4)
Deferred taxation	358	315			82	(1,332)	(590)	(693)	(60)	8	(138)	141	1,414	84	(184)	154	—	(125)	1,485	(39)	—	(39)	—
Profit/(loss) for the year	18,980	3,523			17,067	21,581	(3,999)	9,186	3,442	319	1,061	11,572	(4,514)	(1,662)	(2,781)	(1,823)	(735)	1,213	1,274	(679)	(635)	(44)	(931)
Attributable to:
Owners of the parent	18,396	3,523			16,469	21,577	(3,999)	9,182	3,442	319	1,061	11,572	(5,108)	(1,662)	(2,781)	(1,823)	(735)	612	1,281	(665)	(635)	(30)	(931)
Non-controlling interest holders	584	—			598	4	—	4	—	—	—	—	594	—	—	—	—	601	(7)	(14)	—	(14)	—
Sustaining capital expenditure	(4,946)	(1,185)	(1,184)	(1)	(3,671)	(2,056)	(690)	(1,072)	(273)	(21)	(864)	864	(1,615)	(358)	(455)	(155)	—	(647)	—	(90)	(90)	—	—
Ore reserve development	(6,640)	(2,887)	(2,887)	—	(3,753)	(2,123)	(687)	(1,436)	—	—	—	—	(1,630)	(794)	(620)	(216)	—	—	—	—	—	—	—
Growth projects	(4,313)	(1,345)	(1,345)	—	(2,239)	(925)	—	(924)	—	—	—	(1)	(1,314)	—	(210)	(4)	—	(124)	(976)	(729)	—	(729)	—
Total capital expenditure	(15,899)	(5,417)	(5,416)	(1)	(9,663)	(5,104)	(1,377)	(3,432)	(273)	(21)	(864)	863	(4,559)	(1,152)	(1,285)	(375)	—	(771)	(976)	(819)	(90)	(729)	—
1 Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate revenue. Group corporate includes the Wheaton Stream transaction, initial recognition of battery metal investment, corporate tax, interest and corporate transaction costs
2 The Battery metals includes the results of Sandouville for the eleven months since acquisition (see note 16.2)
3 Corporate and reconciling items for Battery metals includes a net loss of R143 million for Keliber since the effective date of acquisition (see note 16.1)
4 Net other cash costs consist of service entity income, sundry income (see note 8.2) and other costs as detailed in profit or loss, excluding loss on deconsolidation of a subsidiary (see note 8.1). Lease payments (R163 million) are included in net other cash costs to conform with the adjusted EBITDA reconciliation disclosed in note 28.7
5 Net other consists of loss on financial instruments and loss on foreign exchange differences as detailed in profit or loss, change in estimate of environmental rehabilitation obligation and right of recovery receivable and payable (see note 8.2) and the add back of the lease payment referred to in footnote 4 above. Corporate and reconciling items net other includes the share of results of equity-accounted investees after tax as detailed in profit or loss
6 Non-underlying items consists of gain on disposal of property, plant and equipment, impairment, restructuring costs, and transaction costs as detailed in profit or loss, loss on deconsolidation of a subsidiary (see note 8.1), profit on sale of Lonmin Canada (see note 8.2), non-cash gain with deregistration of subsidiary (see note 8.2) and occupational healthcare income as detailed in profit or loss
AFR – 60

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022

Figures in million – SA rand	Group	Total US PGM operations	Underground	Recycling	Total SA operations	Total SA PGM	Rustenburg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling items[1]	Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate and reconciling items[1]	Group Corporate and reconciling items[1]
2021
Revenue	172,194	59,053	18,343	40,710	113,512	85,154	31,749	41,610	10,293	1,503	4,393	(4,394)	28,358	7,932	9,294	5,343	999	4,790	—	(371)
Underground	120,403	18,343	18,343	—	102,431	81,477	29,575	41,610	10,293	—	4,393	(4,394)	20,954	7,722	8,089	5,143	—	—	—	(371)
Surface	11,081	—	—	—	11,081	3,677	2,174	—	—	1,503	—	—	7,404	210	1,205	200	999	4,790	—	—
Recycling	40,710	40,710	—	40,710	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation	(101,013)	(46,787)	(7,567)	(39,220)	(54,226)	(31,971)	(11,464)	(16,561)	(3,416)	(531)	(1,587)	1,588	(22,255)	(5,691)	(7,844)	(4,565)	(808)	(3,347)	—	—
Underground	(54,989)	(7,567)	(7,567)	—	(47,422)	(30,430)	(10,454)	(16,561)	(3,416)	—	(1,587)	1,588	(16,992)	(5,559)	(6,986)	(4,447)	—	—	—	—
Surface	(6,804)	—	—	—	(6,804)	(1,541)	(1,010)		—	(531)	—	—	(5,263)	(132)	(858)	(118)	(808)	(3,347)	—	—
Recycling	(39,220)	(39,220)	—	(39,220)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net other cash costs[2]	(2,575)	(10)	(10)	—	(2,565)	(1,575)	134	(1,036)	(91)	(492)	(42)	(48)	(990)	(78)	(83)	(73)	(611)	(40)	(105)	—
Adjusted EBITDA	68,606	12,256	10,766	1,490	56,721	51,608	20,419	24,013	6,786	480	2,764	(2,854)	5,113	2,163	1,367	705	(420)	1,403	(105)	(371)
Amortisation and depreciation	(8,293)	(2,601)	(2,598)	(3)	(5,692)	(2,515)	(885)	(1,099)	(495)	(31)	(274)	269	(3,177)	(1,165)	(1,064)	(691)	(11)	(188)	(58)	—
Interest income	1,202	382	10	372	805	219	22	92	97	7	12	(11)	586	60	47	31	22	222	204	15
Finance expense	(2,496)	(954)	(897)	(57)	(1,233)	(666)	(4,201)	(328)	(116)	—	(5)	3,984	(567)	(99)	(85)	(82)	(63)	(60)	(178)	(309)
Share-based payments	(383)	(73)	(73)	—	(310)	(89)	(35)	(42)	(12)	—	—	—	(221)	(20)	(32)	(21)	—	(19)	(129)	—
Net other[3]	(2,832)	238	238	—	(3,121)	(4,305)	(12,232)	(985)	248	34	(43)	8,673	1,184	16	22	33	92	22	999	51
Non-underlying items[4]	(5,529)	(278)	(278)	—	(5,153)	2	4	(1)	(1)	—	—	—	(5,155)	(202)	(3,686)	(1,290)	(3)	—	26	(98)
Royalties and carbon tax	(2,718)	—	—	—	(2,718)	(2,548)	(1,405)	(1,129)	(14)	—	(160)	160	(170)	(95)	(46)	(29)	(5)	—	5	—
Profit before tax	47,557	8,970	7,168	1,802	39,299	41,706	1,687	20,521	6,493	490	2,294	10,221	(2,407)	658	(3,477)	(1,344)	(388)	1,380	764	(712)
Current taxation	(13,506)	(1,422)			(12,014)	(11,745)	(4,864)	(4,768)	(1,885)	(218)	(574)	564	(269)	(13)	(13)	(7)	—	(263)	27	(70)
Deferred taxation	(255)	(89)			(166)	(367)	956	(1,460)	56	80	(18)	19	201	49	1,158	233	—	(77)	(1,162)	—
Profit/(loss) for the year	33,796	7,459			27,119	29,594	(2,221)	14,293	4,664	352	1,702	10,804	(2,475)	694	(2,332)	(1,118)	(388)	1,040	(371)	(782)
Attributable to:
Owners of the parent	33,054	7,459			26,377	29,360	(2,221)	14,075	4,664	336	1,702	10,804	(2,983)	694	(2,332)	(1,118)	(388)	527	(366)	(782)
Non-controlling interest holders	742	—			742	234	—	218	—	16	—	—	508	—	—	—	—	513	(5)	—
Sustaining capital expenditure	(4,119)	(796)	(791)	(5)	(3,323)	(2,019)	(619)	(1,104)	(268)	(28)	(499)	499	(1,304)	(322)	(488)	(164)	—	(330)	—	—
Ore reserve development	(5,535)	(1,354)	(1,354)	—	(4,181)	(1,577)	(629)	(947)	—	—	—	(1)	(2,604)	(1,177)	(930)	(497)	—	—	—	—
Growth projects	(3,086)	(2,411)	(2,411)	—	(675)	(203)	—	(203)	—	—	—	—	(472)	—	(198)	(7)	—	(47)	(220)	—
Total capital expenditure	(12,740)	(4,561)	(4,556)	(5)	(8,179)	(3,799)	(1,248)	(2,254)	(268)	(28)	(499)	498	(4,380)	(1,499)	(1,616)	(668)	—	(377)	(220)	—
1 Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate revenue. Group corporate includes the Wheaton Stream transaction, initial recognition of battery metal investment, corporate tax, interest and corporate transaction costs
2 Net other cash costs consist of service entity income, sundry income (see note 8.2) and other costs as detailed in profit or loss, excluding loss due to dilution of interest in joint operation (see note 8.1). Lease payments (R142 million) are included in net other cash costs to conform with the adjusted EBITDA reconciliation disclosed in note 28.7
3 Net other consists of loss on financial instruments and loss on foreign exchange differences as detailed in profit or loss, change in estimate of environmental rehabilitation obligation and right of recovery receivable and payable (see note 8.2) and the add back of the lease payment referred to in footnote 2 above. Corporate and reconciling items net other includes the share of results of equity-accounted investees after tax as detailed in profit or loss
4 Non-underlying items consists of gain on disposal of property, plant and equipment, impairments which include impairments to mining assets of Driefontein, Kloof and Beatrix of R212 million, R3,642 million and R1,293 million, respectively (see note 10), restructuring costs and transaction costs as detailed in profit or loss, early redemption premium on the 2025 Notes, profit on sale of St Helena (see note 8.2), non-cash loss with dilution of interest in joint operation (see note 8.1) and occupational healthcare income as detailed in profit or loss
AFR – 61

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022

Figures in million – SA rand	Group	Total US PGM operations	Underground	Recycling	Total SA operations	Total SA PGM	Rustenburg	Marikana	Kroondal	Platinum Mile	Mimosa	Corporate and reconciling items[1]	Total SA gold	Driefontein	Kloof	Beatrix	Cooke	DRDGOLD	Corporate and reconciling items[1]	Group Corporate and reconciling items[1]
2020
Revenue	127,392	45,154	19,858	25,296	82,781	54,912	20,429	26,865	7,973	950	3,894	(5,199)	27,869	6,793	9,795	4,664	1,040	5,051	526	(543)
Underground	91,369	19,858	19,858	—	72,054	52,142	18,521	26,865	7,973	—	3,894	(5,111)	19,912	6,793	8,109	4,500	—	—	510	(543)
Surface	10,727	—	—	—	10,727	2,770	1,908	—	—	950	—	(88)	7,957	—	1,686	164	1,040	5,051	16	—
Recycling	25,296	25,296	—	25,296	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Cost of sales, before amortisation and depreciation	(75,776)	(32,004)	(7,586)	(24,418)	(43,772)	(24,722)	(9,588)	(13,232)	(2,803)	(403)	(1,601)	2,905	(19,050)	(4,863)	(6,880)	(3,714)	(671)	(2,922)	—	—
Underground	(45,502)	(7,586)	(7,586)	—	(37,916)	(23,551)	(8,732)	(13,232)	(2,803)	—	(1,601)	2,817	(14,365)	(4,863)	(5,886)	(3,616)	—	—	—	—
Surface	(5,856)	—	—	—	(5,856)	(1,171)	(856)	—	—	(403)	—	88	(4,685)	—	(994)	(98)	(671)	(2,922)	—	—
Recycling	(24,418)	(24,418)	—	(24,418)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net other cash costs[2]	(2,231)	(67)	(67)	—	(2,164)	(1,116)	51	(789)	(76)	(241)	(59)	(2)	(1,048)	(66)	(104)	(97)	(642)	(44)	(95)	—
Adjusted EBITDA	49,385	13,083	12,205	878	36,845	29,074	10,892	12,844	5,094	306	2,234	(2,296)	7,771	1,864	2,811	853	(273)	2,085	431	(543)
Amortisation and depreciation	(7,593)	(2,727)	(2,722)	(5)	(4,866)	(2,072)	(806)	(818)	(410)	(34)	(281)	277	(2,794)	(932)	(1,092)	(491)	(14)	(202)	(63)	—
Interest income	1,065	279	1	278	786	221	27	106	84	3	4	(3)	565	67	59	36	45	178	180	—
Finance expense	(3,152)	(1,057)	(960)	(97)	(1,773)	(662)	(2,841)	(259)	(137)	—	(14)	2,589	(1,111)	(156)	(151)	(107)	(100)	(58)	(539)	(322)
Share-based payments	(512)	(80)	(80)	—	(432)	(90)	(36)	(41)	(13)	—	—	—	(342)	(22)	(26)	(19)	—	(141)	(134)	—
Net other[3]	(393)	31	31	—	(424)	1,224	(3,847)	2,132	122	(14)	(16)	2,847	(1,648)	20	30	28	36	30	(1,792)	—
Non-underlying items[4]	(1,550)	(93)	(93)	—	(1,386)	149	591	(435)	(7)	—	—	—	(1,535)	(27)	(18)	(40)	(4)	(2)	(1,444)	(71)
Royalties and carbon tax	(1,770)	—	—	—	(1,770)	(1,625)	(924)	(691)	(10)	—	(135)	135	(145)	(73)	(115)	(46)	(5)	—	94	—
Profit before tax	35,480	9,436	8,382	1,054	26,980	26,219	3,056	12,838	4,723	261	1,792	3,549	761	741	1,498	214	(315)	1,890	(3,267)	(936)
Current taxation	(5,374)	(976)			(4,353)	(3,861)	(2,635)	92	(1,300)	(15)	(450)	447	(492)	(9)	9	(5)	—	(492)	5	(45)
Deferred taxation	516	(682)			1,198	958	98	951	(34)	(58)	(42)	43	240	(233)	(322)	(89)	—	(97)	981	—
Profit/(loss) for the year	30,622	7,778			23,825	23,316	519	13,881	3,389	188	1,300	4,039	509	499	1,185	120	(315)	1,301	(2,281)	(981)
Attributable to:
Owners of the parent	29,312	7,778			22,515	22,650	519	13,230	3,389	173	1,300	4,039	(135)	499	1,185	120	(315)	658	(2,282)	(981)
Non-controlling interest holders	1,310	—			1,310	666	—	651	—	15	—	—	644	—	—	—	—	643	1	—
Sustaining capital expenditure	(2,817)	(798)	(795)	(3)	(2,019)	(1,052)	(326)	(515)	(188)	(23)	(414)	414	(967)	(187)	(392)	(93)	—	(295)	—	—
Ore reserve development	(4,150)	(1,239)	(1,239)	—	(2,911)	(1,125)	(417)	(708)	—	—	—	—	(1,786)	(742)	(722)	(322)	—	—	—	—
Growth projects	(2,649)	(2,385)	(2,385)	—	(264)	(20)	—	—	—	(20)	—	—	(244)	—	(155)	—	—	(46)	(43)	—
Total capital expenditure	(9,616)	(4,422)	(4,419)	(3)	(5,194)	(2,197)	(743)	(1,223)	(188)	(43)	(414)	414	(2,997)	(929)	(1,269)	(415)	—	(341)	(43)	—
1 Corporate and reconciling items represent the items to reconcile segment data to consolidated financial statement totals. This does not represent a separate segment as it does not generate revenue. Group corporate includes the Wheaton Stream transaction, corporate transaction costs and corporate tax
2 Net other cash costs consist of service entity income, sundry income (see note 8.2) and other costs as detailed in profit or loss, excluding loss due to dilution of interest in joint operation (see note 8.1). Lease payments (R148 million) are included in net other cash costs to conform with the adjusted EBITDA reconciliation disclosed in note 28.7
3 Net other consists of loss on financial instruments and loss on foreign exchange differences as detailed in profit or loss, change in estimate of environmental rehabilitation obligation, right of recovery receivable and payable (see note 8.2) and the add back of the lease payment referred to in footnote 2 above. Corporate and reconciling items net other includes the share of results of equity-accounted investees after tax as detailed in profit or loss
4 Non-underlying items consists of gain on disposal of property, plant and equipment, impairments, loss on BTT early settlement, restructuring costs, transaction costs, and loss on settlement of US$ Convertible Bond as detailed in profit or loss, income on settlement of legal dispute (see note 8.2), non-cash loss with dilution of interest in joint operation (see note 8.1) and occupational healthcare expense as detailed in profit or loss

AFR – 62

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
3. Revenue

Significant accounting judgements and estimates
Revenue from PGM mining activities
The determination of PGM concentrate sales revenue from the time of initial recognition of the sale on a provisional basis through to final pricing requires management to continuously re-estimate the fair value of the price adjustment features. Management determines this with reference to estimated forward prices using consensus forecasts. These adjustments are included in revenue as adjustments to sale of PGM concentrate.
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
Revenue from PGM recycling consists of the sales of recycled palladium, platinum and rhodium derived from spent catalytic material and is recognised when control is transferred, which is when metal is transferred from the Group’s metal account to the third party’s metal account. Revenue from PGM recycling also includes revenue from toll processing, which is recognised at the time the returnable metals are returned to the supplier at a third-party refinery.
Revenue from sale of battery metals is measured and recognised based on the consideration specified in a contract with a customer. The Group recognises revenue from battery metal sales when the customer obtains control of the product, which is typically upon delivery.
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
Revenue will be recognised over the life-of-mine of the US PGM operations in line with the timing of control transfer discussed above. To the extent that the life-of-mine changes or other key inputs are changed (see note 32), these changes are recognised prospectively as a cumulative catch-up in revenue in the year that the change occurs.
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
For the year ended 31 December 2022

The transaction price under IFRS 15 Revenue from Contracts with Customers (IFRS 15), being the advance payment and further cash payments received, were recognised as revenue when the metal ounces were delivered and Lonmin no longer had physical control of the metal, which is also when the risk and rewards were transferred (i.e. control has transferred).
Revenue was recognised over the life of the bulk tailing re-treatment project operations based on the ounces delivered. To the extent that the life of project changed or other key inputs changed (see note 32), these changes were recognised prospectively as a cumulative catch-up in revenue in the year that the change occurred.
The BTT project was early cash-settled by the Group during March 2020 (see note 32).
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

The Group’s sources of revenue are:

Figures in million – SA rand	2022	2021	2020
Gold mining activities	17,842	28,358	27,869
PGM mining activities[1]	84,359	102,099	72,469
Battery metals activities	3,140	—	—
Recycling activities	32,267	40,710	25,296
Stream[1]	338	625	539
Toll treatment arrangement[2]	105	521	—
Total revenue from contracts with customers	138,051	172,313	126,173
Adjustments relating to sales of PGM concentrate[3]	237	(119)	1,219
Total revenue	138,288	172,194	127,392
1 The difference between revenue from PGM mining activities above and total revenue from PGM mining activities per the segment report relates to the separate disclosure of revenue from the gold and palladium streaming arrangement with Wheaton International (Wheaton Stream) in the above as well as the separate disclosure of revenue related to adjustments on the sales of PGM concentrate. Revenue relating to the Wheaton Stream is incorporated in the Group corporate segment as described in the segment report (see note 2)
2 This relates to revenue recognised in respect of a toll treatment arrangement entered into by Marikana during 2021. This arrangement concluded on 31 December 2021 and toll treatment revenue recognised for year ended 31 December 2022 represents revenue earned for the processing of material received before 31 December 2021 (see note 32)
3 These adjustments relate to provisional pricing arrangements resulting in subsequent changes to the amount of revenue recognised
Revenue per geographical region of the relevant operations:

Figures in million – SA rand	2022	2021	2020
Southern Africa	89,507	113,512	82,781
United States[1]	45,641	58,682	44,611
Europe	3,140	—	—
Total revenue	138,288	172,194	127,392
1 The difference between revenue generated by operations in the US and the revenue in the US PGM operations segment relates to the Wheaton Stream

AFR – 64

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
Percentage of revenue per segment based on the geographical location of customers purchasing from the Group
Gold
PGM

Battery metals
AFR – 65

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
Revenue generated per product:

Figures in million – SA rand	2022	2021	2020
Gold	18,812	29,533	28,930
PGMs	111,070	137,958	95,573
Platinum	17,826	21,238	17,054
Palladium	42,275	52,859	47,281
Rhodium	47,166	59,828	29,865
Iridium	2,480	2,694	815
Ruthenium	1,323	1,339	558
Chrome	3,481	2,259	1,573
Nickel[1]	4,305	1,420	910
Other[2]	620	1,024	406
Total revenue	138,288	172,194	127,392
1 For the year ended 31 December 2022, Nickel includes R870 million Nickel salts and R2,020 million Nickel metal sold by the Battery metals operations since the date of acquisition (see note 16.2). The remaining Nickel for the year ended 31 December 2022 and for the years ended 31 December 2021 and 2020 was sold from the Group's SA PGM and US PGM operations
2 Other primarily includes revenue from silver, cobalt and copper sales. For the year ended 31 December 2022, revenue from the Marikana toll treatment arrangement of R105 million (2021: R521 million) is included (see note 32)
Major customers
During 2022, total revenue from customers A, B and C, which is reported in the Group’s US PGM and SA PGM operating segments, and customer B only in the Battery metals operating segment, amounted to approximately R42,555 million, R18,140 million and R23,492 million, respectively. During 2021, total revenue from customers A, B and C, which is reported in the Group’s US PGM and SA PGM operating segments, amounted to approximately R52,128 million, R29,160 million and R28,056 million, respectively. During 2020, total revenue from customers A and B, which is reported in the Group’s US PGM and SA PGM operating segments, amounted to approximately R49,455 million and R15,234 million, respectively.
Market risk
Foreign currency sensitivity
The US PGM and Sandouville operations’ revenue (and expenses) are translated from its functional currency (US dollars and Euros, respectively) to the Group’s presentation currency (SA rand) and, therefore, the Group’s “presentation currency” earnings are sensitive to changes in the exchange rate. A one percentage point change in the SA rand average exchange rate for the year ended 31 December 2022 of R16.37/US$ and R17.20/EUR would have changed profit for the year by approximately R29 million.

AFR – 66

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
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
Contributions to defined contribution funds are expensed as incurred.

Figures in million – SA rand	Notes	2022	2021	2020
Salaries and wages		(26,544)	(26,214)	(23,850)
Consumable stores	23	(21,929)	(18,847)	(16,404)
Utilities		(8,465)	(8,099)	(6,801)
Mine contracts		(6,502)	(5,193)	(3,790)
Recycling[1]		(30,993)	(39,220)	(24,418)
Other		(6,745)	(8,975)	(4,663)
Ore reserve development costs capitalised		6,641	5,535	4,150
Cost of sales, before amortisation and depreciation		(94,537)	(101,013)	(75,776)
Amortisation and depreciation	14,15,17	(7,087)	(8,293)	(7,593)
Total cost of sales		(101,624)	(109,306)	(83,369)
1 Recycling cost consists of cost relating to the purchasing of spent catalytic material and the cost incurred to convert the spent catalytic material into finished PGMs
The SA region employees are members of various defined contribution retirement plans. The cost of providing retirement benefits for the year amounted to R1,506 million (2021: R1,520 million and 2020: R1,351 million).
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
The difference between interest income and finance expense in this note and the statement of cash flows is due to the exclusion of the non-cash items.

5.1 Interest income

Figures in million – SA rand	Note	2022	2021	2020
Interest received on cash deposits		910	948	714
Interest received on rehabilitation obligation funds	21	235	174	245
Interest on right of recovery asset		31	32	16
Other		27	48	90
Total interest income		1,203	1,202	1,065
AFR – 67

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
5.2 Finance expense

Figures in million – SA rand	Notes	2022	2021	2020
Interest charge on:
Borrowings (interest)	28	(1,046)	(801)	(1,290)
Borrowings (unwinding of amortised cost)	28	(216)	(302)	(394)
Lease liabilities	29	(31)	(29)	(34)
Environmental rehabilitation obligation	30	(611)	(615)	(684)
Occupational healthcare obligation	31	(85)	(77)	(96)
Deferred payment (related to the Rustenburg operation acquisition)	22.2	(266)	(158)	(187)
Deferred revenue[1]	32	(326)	(309)	(349)
Deferred consideration (related to Pandora acquisition)	22.2	(18)	(54)	(49)
Marikana dividend obligation	22.2	(165)	(87)	—
Other		(76)	(64)	(69)
Total finance expense		(2,840)	(2,496)	(3,152)
1 For the year ended 31 December 2022, interest expense includes non-cash interest of R326 million (2021: R309 million, 2020: R322 million) relating to the Wheaton Stream. In addition, interest expense for the year ended 31 December 2020 includes non-cash interest of R13 million relating to the BTT project. Although there is no cash financing cost related to this arrangement, IFRS 15 requires the Group to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations. A discount rate of 4.6% and 5.2% was used for the Wheaton palladium and gold stream respectively and 11.5% was used for the BTT stream in determining the finance costs to be recognised. For the year ended 31 December 2020, interest expense also includes R14 million non-cash interest relating to the platinum forward sale entered into by WPL on 3 March 2020
Net interest (paid)/received
The table below provides a summary of the cash interest paid and received:

Figures in million – SA rand	2022	2021	2020
Interest paid[1]	(1,118)	(781)	(1,386)
Interest received[2]	682	960	719
Net interest (paid)/received	(436)	179	(667)
1 Interest paid primarily consist of accrued interest paid on the 2022 and 2025 Notes, 2026 and 2029 Notes, US$600 million Revolving credit facility (RCF), R5.5 billion RCF and lease liabilities
2 Interest received primarily consist of interest on cash deposits
AFR – 68

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
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
The Group also issued cash-settled instruments to B-BBEE shareholders in terms of the Rustenburg operation B-BBEE transaction (see note 6.5) and the Marikana B-BBEE transaction (see note 6.6). The fair value of these instruments are determined using appropriate valuation models and assumptions, taking into account the terms and conditions upon which the instruments were granted. At each reporting date, the obligation is remeasured to the fair value of the instruments, to reflect the potential outflow of cash resources to settle the liability. There are no vesting conditions and fair value changes are recognised as part of gains or losses on financial instruments in profit or loss.
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

6.1 Equity-settled share-based payments — Sibanye-Stillwater
On 21 November 2012, the shareholders of Sibanye-Stillwater approved the adoption of the Sibanye Gold Limited (SGL) 2013 share plan (2013 Share Plan) with effect from the date of the listing of SGL. The 2013 Share Plan provided for two methods of participation, namely Bonus Shares and Performance Shares. This plan sought to attract, retain, motivate and reward participating employees on a basis which seeks to align the interest of such employees with those of the shareholders. On 23 May 2017, the shareholders of Sibanye-Stillwater approved the adoption of the Sibanye-Stillwater 2017 share plan (2017 Share Plan) on essentially similar terms to the previous 2013 Share Plan. At the annual general meeting on 30 May 2018, the directors of Sibanye-Stillwater were authorised to issue and allot all or any of such shares required for the 2017 Share Plan, up to a maximum not exceeding 86,748,850 shares. Under the 2017 Share Plan, an individual participant’s awards were limited to an aggregate 8,674,885 shares. From the implementation of a scheme of arrangement (see note 26), any awards vesting under the equity-settled share plans are settled in the Company’s shares. The 2017 Share Plan was replaced by the 2020 cash-settled plan (2020 Share Plan) as well as subsequent plans for all awards issued from March 2020 (see note 6.3).

AFR – 69

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
Bonus Shares — as part of the short-term incentive
The Remuneration Committee makes an annual award of Bonus Shares to eligible participants as a share-based component of the short-term incentive scheme, with the last awards granted in 2019.
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
Performance Shares — for the long-term incentive
The Remuneration Committee made an annual award of Performance Shares to eligible participants as part of its long-term incentive scheme. The last of these awards were granted in 2019. The number of Performance Shares awarded to an employee was based on the employee’s annual guaranteed pay and job grade combined with a factor related to the employee’s assessed performance rating for the prior year and using the relevant share price calculation (as for the Bonus Shares) at the award date, with ultimate vesting of those awards subject to performance conditions as approved by the Remuneration Committee.
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
Total Shareholder Return (TSR) — 70% Weighting
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
For the year ended 31 December 2022
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
Return On Capital Employed (ROCE) — 30% Weighting
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
Valuation model and inputs
A Monte Carlo Simulation model was used to value equity-settled share-based payment awards in the past. Since the last equity-settled awards were made in 2019, there are no new valuation inputs to disclose.
Share awards granted, exercised and forfeited under the 2017 Share Plan

Performance shares				Bonus shares
2020	2021	2022	Number of instruments	2022	2021	2020
68,236,442	62,597,425	25,199,516	Outstanding at beginning of the year	—	—	2,582,489
			Movement during the year:
—	—	—	Granted during the year	—	—	—
(1,005,668)	(32,299,213)	(21,823,219)	Vested	—	—	(2,541,680)
(4,633,349)	(5,098,696)	(2,965,940)	Forfeited	—	—	(40,809)
62,597,425	25,199,516	410,357	Outstanding at end of the year[1]	—	—	—
1 The balance at 31 December 2022 is subject to the ROCE performance condition to be measured in H1 2023

AFR – 71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
Share awards granted, exercised and forfeited under the 2013 Share Plan

Performance shares				Bonus shares
2020	2021	2022	Number of instruments	2022	2021	2020
11,157,460	—	—	Outstanding at beginning of the year	—	—	—
Movement during the year:
—	—	—	Granted during the year	—	—	—
(5,055,647)	—	—	Vested	—	—	—
(6,101,813)	—	—	Forfeited	—	—	—
—	—	—	Outstanding at end of the year	—	—	—
Directors' and prescribed officers' equity-settled instruments
The directors and prescribed officers of Sibanye-Stillwater held the following equity-settled instruments at 31 December 2022:

	2021	Instruments granted	Equity-settled instruments vested during the year			Instruments forfeited	2022
	Number of instruments	Number of instruments	Number of instruments	Average price	Share proceeds (rand)[1]	Number of instruments	Number of instruments
Executive directors
Neal Froneman[2]	2,926,591	—	2,294,915	70.72	162,303,764	631,676	—
Charl Keyter	1,276,041	—	1,000,620	70.22	70,265,037	275,421	—
Prescribed officers
Dawie Mostert	708,333	—	555,446	70.22	39,004,251	152,887	—
Themba Nkosi	662,698	—	519,661	70.22	36,491,375	143,037	—
Richard Stewart	832,221	—	652,594	70.22	45,826,130	179,627	—
Robert van Niekerk	1,169,008	—	916,689	70.22	64,371,277	252,319	—
1 Amounts represent earnings taxable in the hands of the participants in line with South African and US income tax legislation. For JSE listed shares, the proceeds were calculated by taking the average bulk trade sales prices of the shares multiplied by the number of vested units and for ADRs, the ADR price on the day prior to the vesting date, multiplied by the number of vested units translated at the average rate of R16.37
2 Numbers include American Depositary Receipts (ADRs) and JSE listed shares and as a result of the dual service contract
6.2 Equity-settled share-based payments - DRDGOLD
On 2 December 2019, the shareholders of DRDGOLD approved a new equity-settled long-term incentive scheme (DRDGOLD LTI Scheme) to replace the cash-settled long-term incentive scheme established in November 2015. Under the DRDGOLD LTI Scheme, qualifying employees are awarded conditional shares on an annual basis, comprising performance shares (80% of the total conditional shares awarded) and retention shares (20% of the total conditional shares awarded). Conditional shares will vest three years after grant date and will be settled in the form of DRDGOLD shares at a zero-exercise price.
The first grant was made on 2 December 2019. 50% of the grant vested on 2 December 2021 and the remaining 50% vested on 2 December 2022. Subsequent grants under the DRDGOLD LTI Scheme were made on 22 October 2020, 20 October 2021 and 19 October 2022. These grants will vest on their respective third anniversaries to the extent that performance conditions have been met.
The key conditions are as follows:
•Retention shares: 100% of the retention shares will vest if the employee remains in the employ of DRDGOLD at vesting date and individual performance criteria are met.
•Performance shares: Vesting is dependent on a total shareholder return measure referencing DRDGOLD’s weighted average cost of capital and considering a peer group of companies.
6.3 Cash-settled share-based payments — Sibanye-Stillwater
2020, 2021 and 2022 Share Plans
With effect from the March 2020 remuneration cycle, long-term incentive awards are made on a cash-settled basis rather than equity- settled. This includes awards of both Forfeitable Share Units (FSUs) and Conditional Share Units (CSUs) (previously referred to as Bonus Shares and Performance Shares awards under the equity-settled schemes).
Apart from the change in manner of settlement to cash, the terms and conditions of 2020 Share Plan are the same as the 2017 Share Plan. The FSUs have the same terms as the previous Bonus Shares and CSUs have the same terms as the previous Performance Shares. The value of the cash settlement is therefore the same as the value of the shares that would have vested according to the rules in previous arrangements. The equity-settled awards were not impacted by the cash-settled share plans.
AFR – 72

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
Revisions were introduced to cash-settled awards from the March 2021 remuneration cycle for new awards granted. The 2021 Share Plan is similar to the 2020 Share Plan as it remains cash-settled, consists of FSU and CSU awards and contain the same service conditions as the 2020 Share Plan. However, key revisions include updated peer companies, changes in the assessment of the total shareholders’ return (TSR) performance condition, introduction of an ESG performance condition and a change from return on capital employed (ROCE) to a return on invested capital (ROIC) performance condition. The weighting of the performance conditions for the TSR, ESG and ROIC measures are 50%, 20% and 30% respectively. The performance conditions also have super-stretch targets that could result in vesting of up to 250% of the relevant weighting if the target is achieved.
The key terms of each performance condition relating to the 2021 Share Plan is as follows:
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
Further revisions were introduced to cash-settled awards from the March 2022 remuneration cycle for new awards granted (2022 Share Plan). The 2022 Share Plan is similar to the 2021 Share Plan as it remains cash-settled, consists of FSU and CSU awards, contains the same service conditions, performance conditions, performance condition weightings and peer companies. Key revisions include the replacement of the ESG override with additional malus and clawback triggers and the deferral of the settlement of FSU dividend equivalents until vesting. In addition, for CSU awards, trailing years are being phased into the performance period with awards in 2022 having one trailing year for measurement purposes, which increases to two trailing years from the 2023 award cycle. For example, performance conditions relating to the 2022 award cycle will include 2021, 2022, 2023 and 2024 as the performance period to measure the value of the awards upon vesting.
Minimum Shareholding Requirement Plan
The Minimum Shareholding Requirement Plan (MSR Plan) is aimed at encouraging executive leadership and senior management (Senior Vice President level or above) to have personal exposure to the Group’s share price through the holding of Shares and/or American Depositary Shares (ADRs) in the Group, thus reinforcing the alignment to shareholder interests. The MSR Plan will reward commitment of personal shares through the award of Matching Share Units (MSUs).
To qualify for the award of MSUs, participants must achieve the target minimum shareholding of between 100% and 200% of their deemed guaranteed remuneration expressed in shares and/or ADRs. The target minimum shareholding must be satisfied through committed shares. Each committed share qualifies for one MSU once the target minimum shareholding is reached (1:1 ratio). Other than the requirement to hold committed shares for the vesting period, the MSR Plan has the same terms as the 2022 Share Plan.
Total Shareholder Return (TSR) — 50% Weighting
The peer companies under the 2021 and 2022 Share Plans and MSR Plan relating to the TSR performance condition are as follows:

Peer group companies for TSR comparison
AngloGold Ashanti Limited
Anglo American Platinum Limited
Gold Fields Limited
Impala Platinum Holdings Limited
Northam Platinum Limited
Fresnilo Plc
Harmony Gold Mining Company Limited
Kinross Gold Corporation

AFR – 73

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
Awards granted, exercised and forfeited under the 2020 Share Plan

Conditional Share Units				Forfeitable Share Units
2020	2021	2022	Number of units	2022	2021	2020
—	15,319,984	13,754,209	Outstanding at beginning of the year	53,868	950,220	—
			Movement during the year:
16,199,788	10,814	—	Granted during the year	—	125,693	1,985,819
(10,891)	(351,069)	(206,462)	Vested	(35,913)	(997,390)	(965,294)
(868,913)	(1,225,520)	(969,573)	Forfeited	—	(24,655)	(70,305)
15,319,984	13,754,209	12,578,174	Outstanding at end of the year	17,955	53,868	950,220
Awards granted, exercised and forfeited under the 2021 Share Plan

Conditional Share Units				Forfeitable Share Units
2020	2021	2022	Number of units	2022	2021	2020
—	—	3,445,487	Outstanding at beginning of the year	696,314	—	—
			Movement during the year:
—	3,672,565	32,618	Granted during the year	—	1,510,599	—
—	—	(52,356)	Vested	(673,849)	(722,474)	—
—	(227,078)	(144,171)	Forfeited	(22,465)	(91,811)	—
—	3,445,487	3,281,578	Outstanding at end of the year	—	696,314	—
Awards granted, exercised and forfeited under the 2022 Share Plan and the MSR plan

Conditional and matching Share Units[1]				Forfeitable Share Units
2020	2021	2022	Number of units	2022	2021	2020
—	—	—	Outstanding at beginning of the year	—	—	—
			Movement during the year:
—	—	7,401,740	Granted during the year	1,410,614	—	—
—	—	(5,967)	Vested	(678,252)	—	—
—	—	(199,029)	Forfeited	(61,840)	—	—
—	—	7,196,744	Outstanding at end of the year	670,522	—	—
1 Includes matching share units under the MSR plan with effect from the March 2022 remuneration cycle
Valuation model and inputs
At each reporting date, on vesting date and on settlement date, the liability for the cash payment relating to the FSUs, CSUs and MSUs awarded is measured/ remeasured at fair value. Similar to the equity-settled schemes, a Monte Carlo Simulation model was used to value cash-settled share-based payment awards. The inputs to the valuation model for share awards granted were as follows:

Conditional and matching Share Units				Forfeitable Share Units
2020	2021	2022	MONTE CARLO SIMULATION	2022	2021	2020
70.10	44.29 - 68.56	48.29 - 52.15	Weighted average historical volatility (based on a statistical analysis of the share price on a weighted moving average basis for the expected term of the option) %	n/a	n/a	n/a
3	1 - 3	0.17 - 3	Expected term (years)	n/a	n/a	n/a
36	14 - 36	2 - 36	Expected term (months)	9 - 18	9 - 18	9 - 18
7.82	4.62 - 8.99	7.45 - 17.83	Expected dividend yield (US/SA) %	54.24/11.14	27.67/6.39	12.92/6.66
3.62	4.81 - 5.68	7.16 - 7.82	Risk-free interest rate (US/SA) %	2.48/7.55	0.56/4.35	0.14/3.40
R60.00	R49.10	R44.72	Weighted average share price (ADR/JSE)	US$10.66/R44.72	US$12.54/R49.10	US$15.89/R60
40.38	29.95	23.69	Weighted average fair value (SA rand)	49.95	53.14	67.72
AFR – 74

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
Directors' and prescribed officers’ cash-settled instruments
The directors and prescribed officers of Sibanye-Stillwater held the following cash-settled instruments as at 31 December 2022:

	2021	Instruments granted	Cash-settled instruments vested during the year			Instruments forfeited	2022
	Number of instruments	Number of instruments	Number of instruments	Average price	Cash proceeds (rand)¹	Number of instruments	Number of instruments
Executive directors
Neal Froneman[2]	1,939,548	1,470,189	98,327	41.01	4,032,208	—	3,311,410
Charl Keyter	884,319	438,923	50,923	41.87	2,131,921	—	1,272,319
Prescribed officers
Charles Carter	—	148,732	—	—	—	—	148,732
Mika Seitovirta	—	116,231	—	—	—	—	116,231
Dawie Mostert	479,688	274,999	29,677	42.06	1,248,269	—	725,010
Themba Nkosi	382,997	257,187	26,387	42.18	1,113,018	—	613,797
Richard Stewart	529,455	523,362	32,898	42.54	1,399,582	—	1,019,919
Laurent Charbonnier	236,555	296,972	63,197	45.61	2,882,516	—	470,330
Lerato Legong	211,707	117,569	19,469	43.12	839,427	—	309,807
Robert van Niekerk	772,549	388,819	41,460	41.70	1,728,706	—	1,119,908
1 Amounts represents pre-tax earnings paid to participants. For South African participants, these amounts were calculated by taking the Company’s VWAP share price on vesting date multiplied by the number of vested units
2 Numbers include ADRs and JSE listed shares as a result of the dual service contract
6.4 Cash-settled share-based payments — DRDGOLD
DRDGOLD’s outgoing cash-settled long-term incentive scheme (Cash-settled LTI Scheme) consisted of a grant made in November 2015 with a finite term of five years. No top-up awards were made as the awards vested. The awards were issued at an exercise price of nil and vested in three tranches of 20%, 30% and 50% on the 3rd, 4th and 5th anniversaries respectively, subject to individual service and performance conditions being met. The awards were settled at the seven day volume weighted average price of the DRDGOLD share. The last tranche of the November 2015 grant vested during November 2020. The outgoing Cash-settled LTI Scheme was replaced by the DRDGOLD LTI Scheme (see note 6.2 above).
6.5 Cash-settled share-based payments — Rustenburg B-BBEE transaction
In terms of the Rustenburg operation transaction, a 26% equity stake in SRPM was acquired by the B-BBEE SPV (the Rustenburg B-BBEE Transaction) by a vendor financed facility from Sibanye Platinum Proprietary Limited (Sibanye Platinum), on the following terms:
•Interest at up to 0.2% above Sibanye-Stillwater’s highest cost of debt. Once the capped amount is reached, interest ceases to accrue so that the capped amount is not exceeded. However, once the facility reduces below R3.5bn, interest starts to accrue again
•Post payment of the annual deferred payment to Rustenburg Platinum Mines Limited (RPM) and in respect of any repayment by SRPM of shareholder loans or the distribution of dividends, 74% will be paid to Sibanye Platinum and 26% to B-BBEE SPV
•Of the 26% payment to B-BBEE SPV, 85% will be used to service the facility owing by B-BBEE SPV to Sibanye Platinum
•The remaining 15% of any such payment or 100%, once the facility owing by B-BBEE SPV to Sibanye Platinum is repaid, will be declared by B-BBEE SPV as a dividend to the B-BBEE SPV shareholders
•The facility will be capped at R3,500 million
The IFRS 2 expense is based on 44.8% of the 26% interest relating to Bakgatla-Ba-Kgafela Investment Holdings and Siyanda Resources Proprietary Limited, as the Rustenburg Mine Community Trust and Rustenburg Mine Employees Trust are controlled and consolidated by Sibanye-Stillwater. The calculation of the expense and obligation relating to 44.8% interest is based on the expected discounted future cash flows of the expected PGM reserves and costs to extract the PGMs.
6.6 Cash-settled share-based payments — Marikana B-BBEE transaction
Effective 13 April 2021, the Group restructured the previously highly indebted Lonmin Limited (changed to Sibanye UK Limited on 25 March 2021) B-BBEE structure in relation to WPL and EPL (collectively referred to as “Marikana”), so as to ensure the sustainability of the B-BBEE shareholding in Marikana and facilitate the realisation of value to the B-BBEE shareholders (Restructuring Transaction).
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
For the year ended 31 December 2022
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
The obligations to pay dividends to entities controlled by the Group, being REO and the Marikana Trusts, eliminate on consolidation. At the effective date, the Restructuring Transaction resulted in the Group recognising the following liabilities:
•Cash-settled share-based payment obligation under IFRS 2 Share-based Payment (IFRS 2) amounting to R404 million (see table below)
•Marikana dividend obligation under IFRS 9 Financial Instruments (IFRS 9) amounting to R1,146 million (see note 22.2)
Marikana’s obligation to pay dividends to the Phembani Group through an intermediate company holding structure, is recognised as a cash-settled share-based payment liability measured at fair value. Changes in fair value is recognised in profit or loss.
The following assumptions were applied in the 31 December 2022 calculation:

		2022	2021	2020
Long-term PGM (4E) basket price	R/4Eoz	26,397	23,957	—
Real discount rate — South Africa	%	15.0 - 15.2	13.2	—
Inflation rate — South Africa	%	6.5	6.0	—
Life-of-mine	years	19 - 49	18 - 50	—
6.7 Cash-settled share-based payments obligations
The following table shows a reconciliation of the total cash-settled share-based payment obligation of the Group for the year ended 31 December 2022:

Figures in million – SA rand	Notes	2022	2021	2020
Reconciliation of the cash-settled share-based payment obligations
Balance at beginning of the year		2,887	1,628	1,425
Share-based payment obligation on acquisition of subsidiary	16.1	14	—	—
Cash-settled share-based payments expense[1]		233	232	353
Fair value loss on initial recognition of Marikana B-BBEE cash-settled share-based payment obligation	6.6, 7	—	404	—
Recognised on deconsolidation of subsidiary[2]		251	—	—
Fair value loss on obligations[3]	7	2,155	860	129
Cash-settled share-based payments paid[4]		(272)	(240)	(275)
Foreign currency translation		7	3	(4)
Balance at end of the year		5,275	2,887	1,628
Reconciliation of the cash-settled share-based payment obligations in the Group
Cash-settled share-based payment — Rustenburg B-BBEE transaction		3,112	2,067	1,468
Cash-settled share-based payment — Marikana B-BBEE transaction		1,732	560	—
Cash-settled share-based payment — Employee incentive schemes		431	260	160
Balance at end of the year		5,275	2,887	1,628
Current portion of cash-settled share-based payment obligations		(284)	(58)	(33)
Non-current portion of cash-settled share-based payment obligations		4,991	2,829	1,595
1 Included in the amount is a cash-settled share-based payment expense for the year ended 31 December 2022 relating to the 2020, 2021, 2022 and MSR Share Plans amounting to R194 million (2021: R232 million relating to the 2020 and 2021 Share Plan). For the year ended 31 December 2020, the expense includes cash-settled share-based payment expenses of Stillwater of R1 million and DRDGOLD Limited of R128 million, with the remainder of 2020 relating to the 2020 Share Plan. Also included in the cash-settled share-based payment obligation for the year ended 31 December 2022 is R39 million related to Keliber which is capitalised
2 The movement is a cash-settled share-based payment obligation recognised of R251 million due to the deconsolidation of the Bapo Trust (see note 8.1). The deconsolidation was as a result of significant changes in the Bapo Trust deed, which resulted in joint control over the relevant activities of the Bapo Trust for the Group. The deconsolidation resulted in a total loss on deconsolidation of R309 million recognised in Other costs (see note 8.1). The total loss on deconsolidation consists of the loss upon recognition of the R251 million cash-settled share-based payment obligation and the derecognition of cash and cash equivalents of R58 million held by the Bapo Trust
3 The fair value loss relates to the Rustenburg and Marikana B-BBEE transactions amounting to R1,190 million (2021: R671 million, 2020: R129 million) and R965 million (2021: R189 million), respectively, and is included in the loss on financial instruments in profit or loss
4 Payments made during the year relate to vesting of cash-settled awards to employees, payments made on the Rustenburg and Marikana B-BBEE transactions
AFR – 76

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
6.8 Share-based payment expenses
Share based payment expenses for the year consisted of the following:

Figures in million – SA rand	Notes	2022	2021	2020
Sibanye-Stillwater 2020 Share Plan, 2021 Share Plan and 2022 Share Plan (cash-settled scheme)	6.3	(194)	(232)	(226)
Sibanye-Stillwater 2017 Share Plan (equity-settled scheme)	6.1	(5)	(132)	(145)
DRDGOLD (equity-settled scheme)	6.2	(19)	(19)	(13)
DRDGOLD (cash-settled scheme)	6.4	—	—	(128)
Total share-based payment expense		(218)	(383)	(512)
Reconciliation of the cash-settled and equity-settled share-based payment expense:
Cash-settled share-based payment expense[1]		(194)	(232)	(354)
Equity-settled share-based payment expense		(24)	(151)	(158)
Total share-based payment expense		(218)	(383)	(512)
1 Included in the cash-settled share-based payment expense for the year ended 31 December 2022 are grant date fair value losses of R507 million (2021: R267 million, 2020: R122 million) and fair value gains after grant date of R313 million (2021: R35 million, 2020: fair value losses after grant date of R232 million) relating to the 2020, 2021, 2022 and MSR Share Plans
7. Loss on financial instruments

Figures in million – SA rand	Notes	2022	2021	2020
Fair value loss on gold hedge contracts[1]		—	—	(458)
Fair value (loss)/gain on palladium hedge contract[2]		(241)	234	36
Fair value loss on derivative financial instrument		—	—	(70)
Fair value loss on cash-settled share-based payment obligations (Rustenburg and Marikana B-BBEE transactions)	6.7	(2,155)	(1,264)	(129)
Loss on the revised cash flow of the Rustenburg operation deferred payment	22.2	(773)	(4,653)	(2,081)
(Loss)/gain on the revised cash flow of the Burnstone Debt	28.4	(776)	(2)	264
Loss on the revised cash flow of the Marikana dividend obligation	22.2	(650)	(468)	—
Fair value gain on other investments		152	—	—
Other		164	(126)	(12)
Total loss on financial instruments[3]		(4,279)	(6,279)	(2,450)
1 On 9 March 2020, Sibanye-Stillwater concluded a gold hedge agreement which commenced on 1 April 2020, comprising the delivery of 1,800 kilograms of gold (150 kilograms per month) with a zero cost collar which establishes a minimum floor of R800,000 per kilogram and a maximum cap of R1,080,000 per kilogram. The gold hedge agreement concluded during March 2021. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss
2 On 17 January 2020, Stillwater Mining Company (wholly-owned subsidiary of Sibanye-Stillwater) concluded a palladium hedge agreement which commenced on 28 February 2020, comprising the delivery of 240,000 ounces of palladium over two years (10,000 ounces per month) with a zero cost collar which establishes a minimum and a maximum cap of US$1,500 and US$3,400 per ounce, respectively. On 24 March 2021, Stillwater Mining Company concluded an additional palladium hedge agreement commencing on 28 February 2022, comprising the delivery of 140,000 ounces of palladium over a 14-month period (10,000 ounces per month) with a zero cost collar which establishes a minimum floor and a maximum cap of US$1,800 and US$3,300 per ounce, respectively. As hedge accounting is not applied, resulting gains or losses are accounted for as gains or losses on financial instruments in profit or loss
3 On The difference between the loss for 2020 and the loss presented in note 34 relates to realised losses on the gold hedge contracts

AFR – 77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
8. Other costs and other income
8.1 Other costs

Figures in million – SA rand	2022	2021	2020
Care and maintenance	(794)	(737)	(814)
Loss due to dilution of interest in joint operation	—	(4)	(30)
Non-recurring COVID-19 costs	—	(3)	(97)
Corporate and social investment costs	(237)	(288)	(258)
Cost incurred on employee and community trusts	(429)	(744)	(508)
Exploration costs	(12)	(12)	(33)
Non-mining royalties	(235)	(327)	(193)
Strike related costs	(258)	—	(1)
Service entity costs	(569)	(534)	(501)
Loss on deconsolidation of a subsidiary[1]	(309)	—	—
Other	(836)	(369)	(292)
Total other costs	(3,679)	(3,018)	(2,727)
1 The deconsolidation was as a result of significant changes in the Bapo Trust deed, which resulted in joint control over the relevant activities of the Bapo Trust for the Group. The deconsolidation resulted in a total loss on deconsolidation of R309 million. The total loss on deconsolidation consists of the loss upon recognition of R251 million cash-settled share-based payment obligation (see note 6.7) and the derecognition of cash and cash equivalents of R58 million held by the Bapo Trust
8.2 Other income

Figures in million – SA rand	2022	2021	2020
Income on settlement of legal dispute	—	—	580
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	71	167	464
Service entity income	464	398	383
Sundry income	429	183	231
Profit on sale of Lonmin Canada[1]	145	—	—
Profit on sale of St Helena Hospital	—	16	—
Gain on deregistration of a subsidiary	1	—	—
Total other income	1,110	764	1,658
1 The Group disposed of its interest in Lonmin Canada to Magna Mining Incorporated for an aggregate purchase consideration of CAD10 million (Canadian dollars) of which CAD2 million is deferred over twelve months. The transaction concluded during Q4 2022 and resulted in a profit of R145 million recognised in profit or loss. Lonmin Canada held the Denison PGM exploration project in Canada and was acquired as part of the Lonmin plc (subsequently renamed to Sibanye UK Limited) acquisition on 7 June 2019
9. Restructuring costs
Restructuring costs of R363 million (2021: R107 million, 2020: R436 million) were incurred in 2022 and included voluntary separation packages. The restructuring costs mainly related to the SA gold operations and the SA PGM operations, which amounted to R330 million (2021: R69 million, 2020: R108 million) and R26 million (2021: R27 million, 2020: R310 million), respectively.
10. Reversal of impairments/(impairments)

Figures in million – SA rand	Note	2022	2021	2020
Impairment of mining assets[1]		(1)	(5,148)	(1)
Reversal of impairment of equity-accounted investee[2]	18.1	—	—	120
Other reversal of impairment		7	—	2
Total reversal of impairments/(impairments)		6	(5,148)	121
1 At 31 December 2021, a number of factors were identified that negatively impacted the ability of the Driefontein, Kloof and Beatrix operations to recover the carrying value of mining assets over their respective remaining life-of-mines. Consensus commodity long-term prices indicated that forecast gold prices were expected to be lower than the spot price of US$1,829/oz at 31 December 2021. Lower commodity prices would have had a significant adverse impact on the ability of these already marginal operations to generate positive cash flows when considering the continued increase in the cost base of the operations. A forecasted strengthening of the SA rand against the US dollar would also have had an adverse impact on the profitability of the operations. These considerations, coupled with ageing infrastructure and declining life-of-mines, impacted forecast cash flows and led to the recognition of impairment losses at 31 December 2021 on the Driefontein, Kloof and Beatrix reportable segments of R212 million, R3,642 million and R1,293 million, respectively. These operations are included under the SA gold operations in the segment report (see note 2) and each represent a separate cash-generating unit (CGU)
2 Historically recognised impairment amounting to R120 million of the Group’s investment in the equity-accounted Rand Refinery was reversed at 31 December 2020 due to improvement in the investees financial position and forecasted return to stable dividend payments. The investment in Rand Refinery is accounted for in SA gold corporate in the segment report (see note 2)
AFR – 78

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
11. Royalties, mining and income tax, and deferred tax

Significant accounting judgements and estimates
The Group is subject to income tax in South Africa, Zimbabwe, the United Kingdom (UK), France, Finland and the US. Significant judgement is required in determining the liability for income tax due to the complexity of legislation. During the ordinary course of business, transactions and calculations may occur for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on the best estimates of whether additional taxes will be due. The Group reassesses its judgements and estimates if facts and circumstances change. To the extent required, these transactions are disclosed in accordance with management's probability assessment. Where the facts and circumstances change or when the final tax outcome of these matters are different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.
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
Additionally, future changes in tax laws in South Africa, Zimbabwe, the UK, France, Finland and the US could limit the ability of the Group to obtain tax deductions in future periods.
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

AFR – 79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
11.1 Royalties
Revenue from mineral resources in South Africa are subject to the Mineral and Petroleum Resource Royalty Act 2008 (Royalty Act). The Royalty Act imposes a minimum 0.5% royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Royalty Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Royalty Act) minerals payable to the State. The royalty in respect of refined and unrefined minerals (which includes gold refined to 99.5% and above, and PGMs refined to 99.9%) is calculated by dividing earnings before interest and taxes (EBIT) by the product of 12.5 times, in respect of refined, and 9 times, in respect of unrefined, gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of mining revenue has been introduced on refined minerals and 7% on unrefined minerals. The effective rate of royalty tax payable for the year ended 31 December 2022 was approximately 0.4% (2021: 0.6% and 2020: 0.5%) of revenue at the SA gold operations and 2.5% (2021: 3.0% and 2020: 3.0%) of revenue at the SA PGM operations. The Group is not exposed to royalty taxes in the US, France and Finland, however the Finnish government has introduced a mineral royalty tax to become effective in 2024.

Figures in million – SA rand	2022	2021	2020
Current charge	(1,834)	(2,923)	(1,768)
SA gold royalties	(64)	(167)	(142)
SA PGM royalties	(1,770)	(2,756)	(1,626)
Prior year royalty tax refund	—	209	3
Total royalties	(1,834)	(2,714)	(1,765)
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
Non-mining income consists primarily of interest income, third party gold processing and rental income and was taxed at the South African company tax rate of 28%.
Company tax rate
Companies, other than gold mining companies, are subject to the maximum South African company tax rate of 28%. The corporate income tax rate applicable to Sibanye-Stillwater and its South African subsidiaries will change to 27% from 1 January 2023.
US statutory tax rates
The US PGM operations are subject to tax at the statutory tax rate in the states of Montana (6.75%), Pennsylvania (9.99%) and Florida (5.5%) as well as the federal statutory rate (21%). Effective 1 January 2025, all apportionable income in Montana will be apportioned using a single sales factor formula, while it currently uses a three-factor apportionment formula. The impact of this change is in the process of being assessed by management.
France and Finland statutory tax rates
Sandouville and Keliber are subject to tax at a corporate income tax rate of 25% and 20%, respectively.

AFR – 80

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
Mining and income tax
The components of mining and income tax are the following:

Figures in million – SA rand	Note	2022	2021	2020
Current tax		(9,282)	(13,506)	(5,374)
Mining tax		(8,225)	(11,816)	(4,442)
Non-mining tax		(310)	(220)	68
Company and withholding tax		(747)	(1,470)	(1,000)
Deferred tax	11.3	358	(255)	516
Deferred tax charge		305	(593)	570
Prior year adjustment		—	252	—
Deferred tax rate adjustment[1]		53	86	(54)
Total mining and income tax		(8,924)	(13,761)	(4,858)
1 The deferred tax rate adjustment in South Africa and the US was:

Figures in million – SA rand	2022	2021	2020
South Africa	(150)	200	(54)
United States	203	(114)	—
Deferred tax rate adjustment	53	86	(54)
The change in the estimated long-term deferred tax rate at which the temporary differences will reverse as a result of applying the mining tax formula at the SA gold operations and partially offset by a change in the South African corporate tax rate from 28% to 27% from 1 January 2023 onwards, amounted to a deferred tax charge of R150 million for the year ended 31 December 2022 (2021: benefit of R200 million and 2020: charge of R54 million)
Reconciliation of the Group’s mining and income tax to the South African statutory company tax rate of 28%:

Figures in million – SA rand	2022	2021	2020
Tax on (profit)/loss before tax at maximum South African statutory company tax rate (28%)	(7,813)	(13,316)	(9,934)
South African gold mining tax formula rate adjustment	19	63	118
US statutory tax rate adjustment	181	466	550
Deferred tax rate differentials	16	—	—
Non-deductible amortisation and depreciation	(2)	(13)	(14)
Non-taxable dividend received	4	7	21
Non-deductible finance expense[1]	(196)	(108)	89
Non-deductible share-based payments	(7)	(42)	(44)
Non-deductible loss on fair value of financial instruments	(976)	(1,021)	(890)
Non-taxable gain on foreign exchange differences	22	47	3
Non-taxable share of results of equity-accounted investees	360	557	476
Non-taxable reversal of impairments/(non-deductible impairments)	1	(22)	33
Non-deductible transaction costs	(76)	(69)	(50)
Tax adjustment in respect of prior periods	(35)	386	133
Net other non-taxable income and non-deductible expenditure	156	351	258
Change in estimated deferred tax rate	53	86	(54)
(Deferred tax assets not recognised or derecognised)/unrecognised deferred tax assets recognised or utilised[2]	(631)	(1,133)	4,447
Mining and income tax	(8,924)	(13,761)	(4,858)
Effective tax rate	32%	29%	14%
1 The non-deductible finance expense for the year ended 31 December 2020 is presented net after the reversal of an uncertain income tax treatment amounting to R182 million. This represents the conclusion on the section 163(j) interest limitation provided for by the US PGM operations under IFRIC 23 Uncertainty over Income Tax Treatments as at 31 December 2019
2 The amount for the year ended 31 December 2022 mainly consist of deferred tax assets not recognised of R86 million at SGL, R227 million at Cooke and R287 million at Burnstone. The amount for year ended 31 December 2021 include the derecognition of deferred tax assets of R837 million relating to deductible temporary differences, that could no longer be recognised due to the impairment of the mining assets in the SA gold operations

AFR – 81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
11.3 Deferred tax

Figures in million – SA rand	Note	2022	2021	2020
Included in the statement of financial position as follows:
Deferred tax assets		(2,442)	(906)	(1,576)
Deferred tax liabilities		9,360	7,818	7,631
Net deferred tax liabilities		6,918	6,912	6,055
Reconciliation of the deferred tax balance:
Balance at beginning of the year		6,912	6,055	6,368
Deferred tax recognised in profit or loss	11.2	(358)	255	(516)
Deferred tax recognised in other comprehensive income		(81)	99	6
Foreign currency translation		445	503	197
Balance at end of the year		6,918	6,912	6,055
The detailed components of the net deferred tax liabilities which result from the differences between the amounts of assets and liabilities recognised for financial reporting and tax purposes are:

Figures in million – SA rand	2022	2021	2020
Deferred tax liabilities
Mining assets	13,001	10,763	11,910
Environmental rehabilitation obligation funds	713	587	962
Other	294	300	207
Gross deferred tax liabilities[1]	14,008	11,650	13,079
Deferred tax assets
Environmental rehabilitation obligation	(1,404)	(1,229)	(1,704)
Occupational healthcare obligation	(121)	—	(275)
Other provisions	(1,385)	(922)	(1,143)
Financial instruments	0	(19)	(427)
Tax losses and unredeemed capital expenditure	(4,097)	(2,518)	(3,437)
Share-based payment obligation	(83)	(50)	(38)
Gross deferred tax assets[2,3]	(7,090)	(4,738)	(7,024)
Net deferred tax liabilities	6,918	6,912	6,055
1 The aggregate amount of temporary differences associated with investments in subsidiaries, for which no deferred tax liabilities have been recognised under the IAS 12.39 exemption at 31 December 2022, amounts to R13,659 million (2021: R7,599 million and 2020: R25,955 million)
2 Historically, deferred tax assets in WPL and EPL were only recognised to the extent of deferred tax liabilities since it was not considered probable that taxable profit would be available against which the future tax deductions could be utilised. At 31 December 2020, management recognised deferred tax assets on WPL and EPL in excess of deferred tax liabilities for the first time since it became probable that sufficient future taxable profits will be available. In total, net deferred tax assets of R951 million was recognised at 31 December 2020. The deferred tax asset recognition was supported by the profit history of WPL and EPL and a positive future taxable profit outlook
3 The amount of deductible temporary differences, unused tax losses as well as unredeemed capital expenditure for which no deferred tax asset is recognised in the statement of financial position, amounted to R50,776 million (2021: R43,061 million and 2020: R36,408 million). Tax losses are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to operate for a period of longer than one year for the South African operations. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated. In Canada, tax losses expire after 20 years

AFR – 82

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
11.4 Net tax, carbon tax and royalties (receivable)/payable

Figures in million – SA rand	Notes	2022	2021	2020
Included in the statement of financial position as follows:
Tax receivable		(723)	(1,245)	(148)
Tax, carbon tax and royalties payable		104	199	797
Non-current portion of tax, carbon tax and royalties payable		11	10	9
Current portion of tax, carbon tax and royalties payable		93	189	788
Net tax, carbon tax and royalties (receivable)/payable		(619)	(1,046)	649

Reconciliation of the net tax, carbon tax and royalties (receivable)/payable balance:
Balance at beginning of the year		(1,046)	649	154
Royalties, carbon tax and current tax	11.1, 11.2	11,106	16,224	7,145
Royalties, carbon tax and tax paid		(10,681)	(17,894)	(6,525)
Royalties and Carbon tax paid		(1,815)	(3,055)	(1,707)
Tax paid		(8,866)	(14,839)	(4,818)
Tax receivable on acquisition of subsidiaries		(3)	—	—
Other		(8)	—	—
Foreign currency translation		13	(25)	(125)
Balance at end of the year		(619)	(1,046)	649
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

	2022	2021	2020
Weighted average number of shares
Ordinary shares in issue (’000)	2,830,370	2,808,406	2,923,571
Adjustment for weighting of ordinary shares in issue (’000)	(4,285)	90,398	(194,680)
Weighted average number of shares (’000)	2,826,085	2,898,804	2,728,891
Profit attributable to owners of Sibanye-Stillwater (SA rand million)	18,396	33,054	29,312
Basic EPS (cents)	651	1,140	1,074
12.2 Diluted earnings per share
Diluted EPS is calculated by dividing the profit attributable to owners of Sibanye-Stillwater by the diluted number of ordinary shares in issue during the year.
Dilutive shares are the number of potentially dilutive ordinary shares that could be issued as a result of share awards granted to employees under the equity-settled share-based payment schemes (see note 6.1. The US$ Convertible Bond was converted during October 2020 and was antidilutive for the year ended 31 December 2020.

	2022	2021	2020
Diluted weighted average number of shares
Weighted average number of shares (’000)	2,826,085	2,898,804	2,728,891
Potential ordinary shares (’000)	4,696	28,442	49,061
Diluted weighted average number of shares (’000)	2,830,781	2,927,246	2,777,952
Diluted basic EPS (cents)	650	1,129	1,055
AFR – 83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
12.3 Headline earnings per share
Headline EPS is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the weighted average number of ordinary shares in issue during the year.
Reconciliation of profit attributable to owners of Sibanye-Stillwater to headline earnings:

Figures in million – SA rand unless otherwise stated	Notes	Gross	Net of tax
2022
Profit attributable to owners of Sibanye-Stillwater			18,396
Gain on disposal of property, plant and equipment		(162)	(128)
Reversal of impairments	10	(6)	(4)
Loss on deconsolidation of subsidiaries		308	308
Profit on sale of Lonmin Canada		(145)	(145)
Foreign exchange movement recycled through profit or loss		(14)	(14)
Re-measurement items, attributable to NCI			9
Headline earnings			18,422
Weighted average number of shares (’000)			2,826,085
Headline EPS (cents)			652
2021
Profit attributable to owners of Sibanye-Stillwater			33,054
Gain on disposal of property, plant and equipment		(36)	(27)
Impairments	10	5,148	3,861
Profit on sale of St Helena		(16)	(12)
Derecognition of property, plant and equipment in Marathon project	14	2	2
Re-measurement items, attributable to NCI			—
Headline earnings			36,878
Weighted average number of shares (’000)			2,898,804
Headline EPS (cents)			1,272
2020
Profit attributable to owners of Sibanye-Stillwater			29,312
Gain on disposal of property, plant and equipment		(99)	(74)
Reversal of impairment	10	(121)	(121)
Derecognition of property, plant and equipment in Marathon project	14	37	28
Re-measurement items, attributable to NCI			1
Headline earnings			29,146
Weighted average number of shares (’000)			2,728,891
Headline EPS (cents)			1,068
12.4 Diluted headline earnings per share
Diluted headline EPS is calculated by dividing the headline earnings attributable to owners of Sibanye-Stillwater by the diluted weighted average number of ordinary shares in issue during the year.

	2022	2021	2020
Diluted headline earnings (R' million)	18,422	36,878	29,146
Diluted weighted average number of shares (’000)	2,830,781	2,927,246	2,777,952
Diluted headline EPS (cents)	651	1,260	1,049

AFR – 84

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
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
Cash flows from dividends paid are classified under operating activities in the statement of cash flows.

The table below illustrates the dividends declared and paid:

Figures in million – SA rand unless stated otherwise	2022	2021	2020
Dividend declared and paid (interim)	3,905	8,347	1,338
Dividend declared after 31 December (final)	3,452	5,252	9,485
Total dividends declared for the year	7,357	13,599	10,823
Dividend per share (interim) — cents	138	292	50
Dividend per share (final) — cents	122	187	321
Dividends paid during the financial year	9,197	17,832	1,338
Dividends paid to NCI of subsidiaries during the financial year	256	344	360
Total dividends paid for the year[1]	9,453	18,176	1,698
1 The dividends paid is influenced by the number of shares in issue at the time of payment
Dividend policy
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
Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expenses, restructuring costs, transactions costs, share-based payment expenses on B-BBEE transactions, gain on acquisitions, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of NCI, and changes in estimated deferred tax rate.
In line with Sibanye-Stillwater’s capital allocation framework, the Board of Directors resolved to pay a final dividend of 122 (2021: 187 and 2020: 321) SA cents per share. Together with the interim dividend of 138 (2021: 292 and 2020: 50) SA cents per share, which was declared and paid, this brings the total dividend for the year ended 31 December 2022 to 260 (2021: 479 and 2020: 371) cents per share and this amounts to a payout of 35% (2021: 35% and 2020: 35%) of normalised earnings.

AFR – 85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
Reconciliation of profit attributable to the owners of Sibanye-Stillwater to normalised earnings

Figures in million – SA rand	2022	2021	2020
Profit attributable to the owners of Sibanye-Stillwater	18,396	33,054	29,312
Adjusted for:
Loss on financial instruments	4,279	6,279	2,450
(Gain)/loss on foreign exchange differences	(616)	(1,149)	255
Gain on disposal of property, plant and equipment	(162)	(36)	(99)
(Reversal of impairments)/impairments	(6)	5,148	(121)
Restructuring costs	363	107	436
Transaction costs	152	140	139
Occupational healthcare (gain)/expense	(211)	(14)	52
Loss on BTT early settlement	—	—	186
Income on settlement of legal dispute	—	—	(580)
Loss due to dilution of interest in joint operation	—	4	30
Early redemption premium on the 2025 Notes	—	196	—
Loss on settlement of US$ Convertible Bond	—	—	1,507
Change in estimated deferred tax rate	(53)	(86)	54
Share of results of equity-accounted investees after tax	(1,287)	(1,989)	(1,700)
Loss on deconsolidation of subsidiaries	308	—	—
Profit on sale of Lonmin Canada	(145)	—	—
Profit on sale of St Helena Hospital	—	(16)	—
Tax effect of the items adjusted above	(33)	(2,755)	(1,277)
NCI effect of the items listed above	36	—	(37)
Normalised earnings[1]	21,021	38,883	30,607
1 Non-IFRS measures such as normalised earnings is the responsibility of the Group’s Board of Directors and presented for illustration purposes only, and because of its nature, normalised earnings should not be considered as a representation of financial performance under IFRS

AFR – 86

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
14. Property, plant and equipment

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
These factors could include:
•changes in proved and probable mineral reserves
•differences between actual commodity prices and commodity price assumptions
•unforeseen operational issues at mine sites
•changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates
•changes in mineral reserves could similarly impact the useful lives of assets depreciated on a straight-line basis, where those lives are limited to the life of the mine
The recoverable amounts of cash generating units (CGUs) and individual assets are determined based on the higher of value in use calculations and fair value less cost to sell. These calculations require the use of estimates and assumptions. It is reasonably possible that the gold, PGM, nickel and cobalt price assumptions may change which may then impact the Group estimated life-of-mine determinant and may then require a material adjustment to the carrying value of property, plant and equipment.
The Group reviews and tests the carrying value of assets when events or changes in circumstances suggest that the carrying amount may not be recoverable by comparing expected future cash flows to these carrying values. Assets are grouped at the lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. If there are indications that impairment may have occurred, estimates are prepared of expected future cash flows of each group of assets. Expected future cash flows used to determine the value in use and fair value less costs to sell of property, plant and equipment are inherently uncertain and could materially change over time. They are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as spot and future gold, PGM, nickel and cobal prices, discount rates, foreign currency exchange rates, estimates of costs to produce reserves and future capital expenditure.
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
For the year ended 31 December 2022

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
For the year ended 31 December 2022

Depreciation of non-mining assets
Non-mining assets are recorded at cost and depreciated on a straight-line basis over their current expected useful lives to their residual values as follows:
•Vehicles: 5 years
•Computers: 3 years
•Furniture and equipment: 1 - 10 years
•Sandouville plant - 24 years
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

AFR – 89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022

Figures in million – SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2022
Cost
Balance at beginning of the year		129,946	103,216	24,955	1,775
Additions[1]		15,944	15,862	22	60
Change in estimates of rehabilitation assets[2]		(94)	(54)	(27)	(13)
Disposals		(246)	(225)	(21)	—
Derecognition of property, plant and equipment[3]		(3,340)	(3,339)	—	(1)
Transfers between classes of property, plant and equipment		—	275	38	(313)
Assets acquired on acquisition of subsidiaries	16	2,738	1,450	1,086	202
Foreign currency translation		3,945	2,360	1,510	75
Balance at end of the year		148,893	119,545	27,563	1,785
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		67,452	59,718	5,959	1,775
Amortisation and depreciation	4	6,981	6,402	579	—
Impairment	10	1	1	—	—
Disposals		(234)	(217)	(17)	—
Derecognition of property, plant and equipment[3]		(3,323)	(3,323)	—	—
Depreciation capitalised to inventory		132	132	—	—
Foreign currency translation		975	733	232	10
Balance at end of the year		71,984	63,446	6,753	1,785
Carrying value at end of the year		76,909	56,099	20,810	—
1 During the year, amortisation and depreciation on assets used in the development of the Blitz project was capitalised. As a result, additions include non-cash additions (or amortisation and depreciation capitalised) of R45 million
2 Includes a decrease to the environmental rehabilitation obligation of R85 million (see note 30), decrease to the right of recoverability liability of R7 million and an increase to the right of recoverability asset of R2 million
3 Included in the derecognition during the year, is short-term ore reserve development, which was capitalised up to 31 December 2020 and fully depreciated by 2022, and was derecognised as no future economic benefits are expected from its use
AFR – 90

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022

Figures in million – SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2021
Cost
Balance at beginning of the year		115,954	90,093	23,823	2,038
Additions[1]		12,809	12,794	(3)	18
Change in estimates of rehabilitation assets[2]		(612)	29	(639)	(2)
Disposals		(254)	(231)	(23)	—
Derecognition of property, plant and equipment[3]		(2,065)	(2,062)	(3)	—
Transfers between classes of property, plant and equipment		—	161	105	(266)
Assets derecognised on loss with dilution of interest in joint operation		(2)	—	—	(2)
Assets derecognised on classification to other investments		(22)	—	—	(22)
Foreign currency translation		4,138	2,432	1,695	11
Balance at end of the year		129,946	103,216	24,955	1,775
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		55,354	48,657	4,998	1,699
Amortisation and depreciation	4	8,181	7,467	650	64
Impairment	10	5,120	5,025	94	1
Disposals		(210)	(189)	(21)	—
Derecognition of property, plant and equipment[3]		(2,056)	(2,056)	—	—
Depreciation capitalised to inventory		120	120	—	—
Foreign currency translation		943	694	238	11
Balance at end of the year		67,452	59,718	5,959	1,775
Carrying value at end of the year		62,494	43,498	18,996	—
1 During the year, amortisation and depreciation on assets used in the development of the Blitz project was capitalised. As a result, additions include non-cash additions (or amortisation and depreciation capitalised) of R69 million
2 Includes a decrease to the environmental rehabilitation obligation of R638 million (see note 30), decrease to the right of recoverability liability of R9 million and a decrease to the right of recoverability asset of R35 million
3 Included in the derecognition during the year, is short-term ore reserve development, which was capitalised up to 31 December 2019 and fully depreciated by 2021, and was derecognised as no future economic benefits are expected from its use
AFR – 91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022

Figures in million – SA rand	Notes	Total	Mine development, infrastructure and other	Land, mineral rights and rehabilitation	Exploration and evaluation assets
2020
Cost
Balance at beginning of the year		107,285	82,046	23,210	2,029
Additions[1]		9,712	9,656	14	42
Change in estimates of rehabilitation assets[2]		(384)	(108)	(270)	(6)
Disposals		(63)	(43)	(20)	—
Derecognition of property, plant and equipment[3]		(1,968)	(1,905)	(63)	—
Transfers between classes of property, plant and equipment		—	(29)	29	—
Transfers to right-of-use assets		(2)	(2)	—	—
Assets derecognised on loss with dilution in interest in joint operation		(37)	—	(1)	(36)
Foreign currency translation		1,411	478	924	9
Balance at end of the year		115,954	90,093	23,823	2,038
Accumulated depreciation, amortisation and impairment
Balance at beginning of the year		49,805	43,877	4,303	1,625
Amortisation and depreciation	4	7,468	6,647	753	68
Impairment	10	1	—	—	1
Disposals		(60)	(41)	(19)	—
Derecognition of property, plant and equipment[3]		(1,968)	(1,905)	(63)	—
Depreciation capitalised to inventory		117	117	—	—
Foreign currency translation		(9)	(38)	24	5
Balance at end of the year		55,354	48,657	4,998	1,699
Carrying value at end of the year		60,600	41,436	18,825	339
1 During the year, amortisation and depreciation on assets used in the development of the Blitz project was capitalised. As a result, additions include non-cash additions (or amortisation and depreciation capitalised) of R96 million
2 Includes a decrease to the environmental rehabilitation obligation of R318 million (see note 30), decrease to the right of recoverability liability of R40 million and an increase to the right of recoverability asset of R26 million
3 Included in the derecognition during the year, is short-term ore reserve development, which was capitalised up to 31 December 2018 and fully depreciated by 2020, and was derecognised as no future economic benefits are expected from its use

AFR – 92

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
15. Right-of-use assets

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

Refer to the lease liabilities note (see note 29) for additional detail.

Figures in million – SA rand	Notes	2022	2021	2020
Balance at beginning of the year		222	296	361
Additions and modifications		45	65	66
Right-of-use assets acquired on acquisition of subsidiaries	16	109	—	—
Impairment of mining assets		—	(28)	—
Depreciation		(101)	(112)	(124)
Transfers and other movements		(2)	—	(8)
Foreign currency translation		6	1	1
Balance at end of the year		279	222	296

AFR – 93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
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
Acquisitions are assessed to determine if they qualify as business combinations or asset acquisitions in terms of the requirements of IFRS 3 where the Group obtains control over an entity. In order to apply IFRS 3, the assets acquired and liabilities assumed, should constitute a business as defined in IFRS 3. Accordingly, management assesses whether the activities consist of inputs and processes applied to those inputs that have the ability to contribute to the creation of outputs. If a transaction is not deemed to be a business combination, it is accounted for as an asset acquisition outside of the scope of IFRS 3. The IFRS 3 scope assessment could significantly impact the accounting treatment applied.
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
On an acquisition-by-acquisition basis, the Group recognises any NCI in the acquiree either at fair value or at the NCI’s proportionate share of the acquiree’s net assets. Subsequently, the carrying amount of NCI is the amount of the interest at initial recognition plus the NCI’s share of the subsequent changes in equity, plus or minus changes in the portion of interest of the equity of the subsidiary not attributable, directly or indirectly, to Sibanye-Stillwater shareholders.
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
Asset acquisitions
For acquisitions outside the scope of IFRS 3, the purchase consideration is allocated to identifiable assets and liabilities based on their relative fair values. Assets and liabilities that are initially measured at an amount other than cost are recognised at their respective carrying amounts as specified in the applicable accounting standards.
Statement of cash flows
The acquisition date fair value of deferred payments and contingent consideration relating to business combinations is part of the aggregate consideration for obtaining control of the underlying net assets. Therefore, unless the obligations are clearly part of the borrowing structure of the group, repayments of the acquisition date fair value are classified as investing activities. Additional deferred/ contingent payments in excess of the acquisition date fair value are considered to be operating activity cash flows by nature.

AFR – 94

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
16.1 Keliber asset acquisition
On 23 February 2021, Keliber Oy (Keliber) and the Group entered into an investment agreement that enables Keliber to significantly advance its lithium project in Central Ostrobothnia, Finland. The Keliber project consists of several advanced stage lithium spodumene deposits, with significant exploration upside potential in close proximity to the existing project. The project includes the development of a chemical plant in Kokkola, at 66 kilometres from the mining area, which will produce battery grade lithium hydroxide.
Under the investment agreement, the Group made an initial phased equity investment of €30 million for an approximate 30% equity shareholding into Keliber. In the first tranche the Group subscribed for shares in Keliber for €15 million and simultaneously, on the same terms as Sibanye-Stillwater’s €30 million phased investment, a further €10 million equity issuance was offered to the existing Keliber shareholders, which was fully subscribed. The investment agreement allowed the Group to finance development work of a further €15 million in two tranches over a twelve-month period. The second tranche subscription payment was made on 16 September 2021.
The investment in Keliber resulting from the €15 million subscription in the first tranche and the €10 million in the second tranche was treated as an equity accounted associate from 17 March 2021 (see note 18.4). The first and second tranche subscriptions resulted in an aggregate 26.6% shareholding as at 31 December 2021.
On 14 March 2022, the Group made payment for the third tranche of the initial phased equity investment in Keliber. The subscription price amounted to €5 million for an additional 125,000 shares in Keliber, resulting in an aggregate shareholding of approximately 30% at the time of subscription. Upon subscribing for the third tranche of the initial equity investment in Keliber during March 2022, the Group's pre-emptive right to obtain a majority shareholding and majority board representation in Keliber became exercisable.
Since the Group obtained substantive ability to acquire a majority shareholding in Keliber upon subscription for the third tranche share investment, management concluded that control was obtained at the time of subscription. At the date of acquisition, Keliber did not meet the definition of a business in terms of IFRS 3, and is therefore accounted for as an asset acquisition. Since the Group had already obtained control over Keliber with the third tranche subscription, subsequent share subscriptions were accounted for directly in equity as transactions with non-controlling shareholders on their respective effective dates (see note 27.1).
Allocation of purchase consideration
Since the acquisition is outside the scope of IFRS 3, the purchase consideration was allocated to identifiable assets and liabilities based on their relative fair values. Assets and liabilities that are initially measured at an amount other than cost, such as financial instruments recognised at fair value, were recognised at their respective carrying amounts as specified in the applicable accounting standards. The functional currency of Keliber is Euro.
The table below summarises the value of the consideration paid and NCI recognised at the date of acquisition:

Figures in million – SA rand	2022
Consideration (30.3%)[1]	530
Gross value of allocated purchase consideration	1,749
NCI recognised (69.7%)	1,219
1 The consideration is determined as the carrying value of the equity accounted investment at 14 March 2022 (i.e. the effective date) of R446 million and the cost of the €5 million third tranche payment made on the effective date amounting to R84 million. Net cash of R261 million was acquired at the effective date
The following table summarises the allocation of the gross purchase consideration to identifiable assets and liabilities:

Figures in million – SA rand	Notes	2022
Property, plant and equipment	14	1,481
Right-of-use assets	15	31
Other receivables — non-current		2
Trade and other receivables		31
Cash and cash equivalents		345
Borrowings	28	(30)
Cash-settled share-based payment obligations	6.7	(14)
Lease liabilities	29	(32)
Other payables — non-current		(2)
Trade and other payables		(63)
Total purchase consideration allocated on relative fair value basis		1,749

AFR – 95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
16.2 Sandouville business combination
On 30 July 2021, Sibanye-Stillwater announced that it had entered into an exclusive put option agreement (Put Option) with French mining group Eramet SA (Eramet) for the acquisition of 100% of the Sandouville nickel hydrometallurgical processing facility (Sandouville), located in Normandy, France. The Sandouville facility is situated in the industrial heart of Europe at Le Havre, France’s second largest industrial port, with strategic access to extensive logistical infrastructure including shipping, rail and key motorways, supporting any future supply into the European end user markets.
The transaction was the second step in the Group's battery metals strategy, building on the investment in the Keliber lithium hydroxide project. The Sandouville site is a polyvalent facility which is already zoned for heavy industrial purposes. The site is scaleable for nickel, cobalt and lithium battery grade products, and will enable the Group to further advance its battery metals strategy and recycling activities.
On 4 November 2021, following the signing of the exclusive Put Option, Sibanye-Stillwater announced that the Share Purchase Agreement (SPA) had been signed to acquire 100% of Sandouville. The signature of the SPA followed the successful completion of the information-consultation process with the employee representative bodies of Sandouville and Eramet, who rendered a favourable opinion of the transaction. The transaction also received the key regulatory approvals of the South African Reserve Bank and clearance from the French Foreign Investment Control Office. The remaining conditions in respect of the acquisition were fulfilled on
4 February 2022, the effective acquisition date.
Sandouville’s financial results were consolidated from the effective date. For the eleven months ended 31 December 2022, the Sandouville operations contributed revenue of R3,140 million and a net loss of R635 million to the Group’s results. Sandouville’s pro forma revenue and net loss would have been R3,324 million and R691 million, respectively, had the acquisition been effective from
1 January 2022. In determining these amounts, management assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on 1 January 2022. The functional currency of Sandouville is Euro.
The purchase price allocation (PPA) on the effective date was prepared on a provisional basis in accordance with IFRS 3 for, amongst others, property, plant and equipment, contingent liabilities, provisions, as well as any deferred tax implications at 30 June 2022. No new information was obtained by 31 December 2022, and the PPA is considered to be final.
Consideration
The fair value of the consideration is as follows:

Figures in million – SA rand	2022
Cash[1]	1,501
Total consideration	1,501
1 The cash consideration is made up of an initial payment on 4 February 2022 of EUR81 million (R1,390 million) and an additional payment of EUR6 million (R111 million) on 11 May 2022
Acquisition-related costs
The Group incurred total acquisition-related costs of R27 million for the year ended 31 December 2022 (R28 million for the year ended 31 December 2021) on advisory and legal fees. These costs are recognised as transaction costs in profit or loss during the period in which it is incurred.

AFR – 96

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
Identified assets acquired and liabilities assumed
The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

Figures in million – SA rand	Notes	2022
Property, Plant and equipment	14	1,257
Right-of-use assets	15	78
Intangible assets	17	83
Other receivables — non-current		11
Inventories		601
Trade and other receivables		104
Cash and cash equivalents[1]		108
Tax receivable	11.4	3
Lease liabilities	29	(88)
Environmental rehabilitation obligation and other provisions	30	(97)
Other payables — non-current		(164)
Borrowings	28	(9)
Trade and other payables		(409)
Fair value of identifiable net assets acquired[2]		1,478
1 The transaction results in net cash paid of R1,393 million as a result of cash and cash equivalents acquired of R108 million and cash consideration paid of R1,501 million
2 Fair value of assets and liabilities were determined as follows:
•The fair value of property, plant and equipment was based on an income approach consisting of a discounted cash flow model, as well as considering the depreciated replacement cost of the plant
•Lease liabilities and right-of-use assets approximate fair value, based on an assessment of the present value of the remaining lease payments at the effective date of the transaction using a market related discount rate
•Intangible assets includes software, patents, trademarks and customer relationships acquired from Eramet SA. The majority of the asset value is attributable to the customer relationships acquired and trademarks, which were valued based on the discounted future cash flows of commission contracts
•Inventories approximate fair value, based on the short inventory cycle and an assessment of net realisable value
•Trade and other receivables and trade and other payables approximate fair value due to their short-term nature
•The fair value of the decommissioning obligation is calculated on a discounted cash flow model considering the cost of decommissioning of the plant
•Borrowings approximate fair value based on an assessment of the discounted future cash flows at the effective date using a market related discount rate
Goodwill
Goodwill arising from the business combination has been recognised as follows:

Figures in million – SA rand	2022
Consideration	1,501
Fair value of identifiable net assets acquired	(1,478)
Goodwill[1]	23
1 The goodwill is attributable to the premium paid for the synergies and benefits expected to be derived from implementing the Group's battery metals strategy. None of the goodwill amount is deductible for tax purposes

AFR – 97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
17. Goodwill and other intangibles

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
An individual operating mine does not have an indefinite life because of the finite life of its reserves. The allocation of goodwill to an individual mine will result in an eventual goodwill impairment due to the depleting nature of the mine.
Accounting policy
Goodwill is stated at cost less accumulated impairment losses. In accordance with the requirements of IAS 36 Impairment of Assets, the Group performs its annual impairment review of goodwill at each financial year end or whenever there are impairment indicators to establish whether there is any indication of impairment to goodwill. Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. An impairment is made if the carrying amount exceeds the recoverable amount. The recoverable amount is determined as the higher of “value in use” and “fair value less cost to sell”, based on the cash flows over the life of the CGUs and discounted to a present value at an appropriate discount rate. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill allocated to the entity sold.
Other intangible assets, including customer relationships, software, patents and trademarks that are acquired by the Group and have finite useful lives, are measured at cost less accumulated amortisation and any accumulated impairment losses.

Figures in million – SA rand	Notes	2022	2021	2020
Goodwill
Balance at beginning of the year		7,727	7,165	6,855
Goodwill on acquisition of subsidiaries	16.2	23	—	—
Foreign currency translation		491	562	310
Carrying value at end of the year		8,241	7,727	7,165

Other intangibles
Cost
Balance at beginning of the year		—	—	—
Intangible assets acquired on acquisition of subsidiaries	16.2	83	—	—
Foreign currency translation		3	—	—
Balance at end of the year		86	—	—

Accumulated amortisation and impairment
Balance at beginning of the year		—	—	—
Charge for the year		5	—	—
Balance at end of the year		5	—	—
Carrying value at end of the year		81	—	—

Total goodwill and other intangibles		8,322	7,727	7,165
The goodwill arose on the acquisition of Cooke, Aquarius, Stillwater, DRDGOLD, SFA (Oxford), Qinisele Resources and Sandouville. The goodwill on acquisition of:
•SFA (Oxford), amounting to R123 million, is attributable to the talent and skills of SFA (Oxford)’s workforce. At year end, the goodwill on acquisition of SFA (Oxford) is allocated to the Stillwater (R60 million), Rustenburg (R44 million) and Kroondal (R18 million) CGUs, where it is tested for impairment. No impairment has been recognised
•Qinisele Resources, amounting to R54 million, cannot be attributed to any current Sibanye-Stillwater operating cash generating units. Qinisele Resources will perform an internal corporate function, mostly responsible for identifying, assessing and executing corporate actions. The business acquired will not generate external cash flows and has no future external mandates. None of the goodwill recognised is expected to be deducted for tax purposes. Due to the factors mentioned, the recoverable amount of goodwill resulting from the application of IFRS 3 has been calculated at zero at acquisition in 2019 and fully impaired
•Cooke, amounting to R737 million, was attributable to the synergies at the Group’s other operations, and the underlying assets of Cooke and the West Rand Tailings Retreatment Project (WRTRP). During the year ended 31 December 2016, the goodwill allocated to the
AFR – 98

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
Cooke CGU was impaired by R201 million. During the year ended 31 December 2017, the goodwill allocated to the WRTRP CGU was impaired by R99 million. During the year ended 31 December 2018, the goodwill allocated to the Driefontein, Kloof and Beatrix CGUs was impaired by R436 million
•Aquarius, amounting to R401 million, was attributable to the synergies between the PGM assets in the Rustenburg area. At year end, the goodwill on acquisition of Aquarius is allocated to the Kroondal (R134 million) and the Rustenburg operation (R267 million) CGUs, where it is tested for impairment. No impairment has been recognised
•Stillwater, amounting to R5,874 million (US$450 million), was attributable to the premium paid, and the talent and skills of Stillwater’s workforce, and is allocated to the Stillwater CGU, where it is tested for impairment. No impairment has been recognised
•DRDGOLD, amounting to R35 million, was attributable to DRDGOLD’s proven surface retreatment capabilities, and is allocated to the DRDGOLD CGU, where it is tested for impairment. No impairment has been recognised
•Sandouville, amounting to R23 million, was attributable to the premium paid for the synergies and benefits expected to be derived from implementing the Group's battery metals strategy. The goodwill is allocated to the Sandouville CGU, where it is tested for impairment. No impairment has been recognised.
The recoverable amount of goodwill was calculated based on the value in use of the CGUs to which to goodwill was allocated.
None of the goodwill recognised is expected to be deductible for tax purposes.
The Group’s estimates and assumptions used in the 31 December 2022 impairment testing include:

		Gold operations[1]			PGM operations			Battery metals
		2022	2021	2020	2022	2021	2020	2022
Average gold price[2,4]	R/kg	869,035	773,398	733,037
Average PGM (4E) basket price[3,4]	R/4Eoz				27,566	24,422	23,278
Average PGM (2E) basket price[4]	US$/2Eoz				1,334	1,180	1,202
Average nickel price[4]	US$/lbs							8.3
Average cobalt price[4]	US$/lbs							22.1
Nominal discount rate — South Africa[5,6]	%	13.9- 15.8	11.5 - 13.5	9.7 - 13.6	22.5 - 22.6	20	18.8 - 19.7
Nominal discount rate — US6%					12.9	8.3	8.8
Nominal discount rate — Europe[6]	%							9.8
Inflation rate — South Africa[2,7]	%	6.5	6.0	6.0	6.5	6.0	6.0
Inflation rate — US7%					4.0	2.0	2.0
Inflation rate — Europe[7]	%							2.5
Life-of-mine[2,8]	years	4 - 10	4 - 9	3 - 13	15 - 49	17 - 50	12 - 39	24
1 Include the operating gold mines Driefontein, Kloof and Beatrix
2 The estimates and assumptions used in the impairment assessment of the Burnstone project include an average gold price of R793,473/kg (2021: R729,270/kg, 2020: R733,037/kg), inflation rate of 6.5% (2021: 6%, 2020: 6%) and life-of-mine of 22 years (2021: 24 years, 2020: 21 years)
3 The average PGM basket price used on the Mimosa equity-accounted joint venture was R25,420/4Eoz (2021: R21,943/4Eoz, 2020: R21,080/4Eoz)
4 The average prices and the exchange rate were derived by considering various bank and commodity broker consensus forecasts
5 Nominal discount rate for the Burnstone project is 17.4% (2021: 15.3%, 2020: 16.8%) and for the equity-accounted joint venture Mimosa, 30.7% (2021: 24.4%, 2020: 28.4%)
6 The nominal discount rate is calculated as the weighted average cost of capital of the respective CGUs
7 The inflation rate is based on historical mining inflation, projected electricity and labour cost increases and the forecast inflation rate of each region
8 Periods longer than five years are considered appropriate based on the nature of the operations since a formally approved life-of-mine plan is used to determine cash flows over the life of each mine based on the available reserves
The cash flows are based on the annual life-of-mine plan that takes into account the following:
•Proved and probable ore reserves of the CGUs
•Cash flows are based on the life-of-mine plan
•Sustaining capital expenditure estimates over the life-of-mine plan
Results of impairment assessments for the Group's gold operations, PGM operations and goodwill allocated to CGUs
No impairment was identified for the Group's gold, PGM and Battery metals CGUs or any CGUs with allocated goodwill. Sufficient headroom exists for all CGUs with allocated goodwill. Management believes that currently there are no reasonably possible changes in the assumptions used to assess impairment, which would lead to an impairment for any CGUs with allocated goodwill.
AFR – 99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
18. Equity-accounted investments

Significant accounting judgements and estimates
Joint arrangements
Judgement is required to determine when the Group has joint control, which requires an assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. The Group has determined that the relevant activities for its joint arrangements are those relating to the operating and capital decisions of the arrangement, such as the approval of the budget and the capital expenditure programme for each year, and appointing, remunerating and terminating the key management personnel or service providers of the joint arrangement. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries.
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
For the year ended 31 December 2022

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

The Group holds the following equity-accounted investments:

Figures in million – SA rand	Notes	2022	2021		2020
Rand Refinery[1]	18.1	578	649		691
Mimosa[2]	18.2	6,650	5,413		3,929
Peregrine[2]	18.3	1,160	1,086		1,001
Keliber[1]	18.4	—	446		—
Other equity-accounted investments[3]		83	—	*	—	*
Total equity-accounted investments		8,471	7,594		5,621
1 Associate
2 Joint venture
3 Includes the Group's investment in Glint Incorporated (associate) acquired during the year at an initial cost of R92 million. The investment has a carrying value of R81 million at 31 December 2022
* Less than R1 million
18.1 Rand Refinery
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
Historical impairment of R120 million on Rand Refinery was reversed at 31 December 2020 (see note 10).
The movement in the equity-accounted investment in Rand Refinery for the year is as follows:

Figures in million – SA rand	Note	2022	2021	2020
Balance at beginning of the year		649	691	397
Share of results of equity-accounted investee after tax[1]		236	287	400
Dividends received		(307)	(329)	(112)
Preference shares redeemed		—	—	(114)
Reversal of impairment	10	—	—	120
Balance at end of the year		578	649	691
1 Rand Refinery is equity-accounted based on its latest management accounts for the period ended 30 November, since Rand Refinery has a 31 August year end

AFR – 101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
The Group’s interest in the summarised financial statements of Rand Refinery is as follows:

Figures in million – SA rand	2022	2021	2020
Revenue	1,189	1,276	1,131
Total comprehensive income	532	646	903
Non-current assets	556	524	724
Current assets	1,955	2,022	2,079
Non-current liabilities	(50)	(87)	(56)
Current liabilities	(565)	(475)	(462)
Net assets (100%)	1,896	1,984	2,285
Reconciliation of the total investment in Rand Refinery with attributable net assets:
Net assets (44.4%)	843	882	1,016
Preference shares redeemed	—	—	(114)
Dividend received[1]	(188)	(156)	(112)
Fair value adjustment[2]	(36)	(36)	(36)
Reconciling items[3]	(41)	(41)	(63)
Total investment in Rand Refinery	578	649	691
1 The dividend received relates to the dividend received from Rand Refinery after 30 November. The total dividend received for 2022 amounted to R307 million (2021:R329 million, 2020: R112 million)
2 The investment in equity-accounted investee was fair valued at 1 July 2002, the date when significant influence was obtained
3 Reconciling items relate to adjustments on consolidation of DRDGOLD’s interest in Rand Refinery
18.2 Mimosa
Sibanye-Stillwater has a 50% interest in Mimosa Investments Limited (Mimosa), which owns and operates the Mimosa mine. The mine produces Platinum, is situated in Zimbabwe and has a functional currency of US dollar.
The movement in the equity-accounted investment in Mimosa for the year is as follows:

Figures in million – SA rand	2022	2021	2020
Balance at the beginning of the year	5,413	3,929	2,688
Share of results of equity-accounted investee after tax	1,061	1,702	1,300
Dividends received	(243)	(667)	(103)
Foreign currency translation	419	449	44
Balance at end of the year	6,650	5,413	3,929
AFR – 102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
The Group’s interest in the summarised financial statements of Mimosa is as follows:

Figures in million – SA rand	2022	2021	2020
Revenue	8,535	8,786	7,789
Amortisation and depreciation	(685)	(549)	(563)
Interest income	203	24	8
Finance expense	(71)	(10)	(28)
Income and royalty tax	(946)	(1,503)	(1,254)
Income tax	(692)	(1,183)	(984)
Royalty tax	(254)	(320)	(270)
Profit or loss	2,123	3,405	2,599
Other comprehensive income	838	896	89
Total comprehensive income	2,961	4,301	2,688
Non-current assets	7,560	6,095	5,178
Property, plant and equipment[1]	7,560	6,095	5,178
Right-of-use assets	—	—	—
Current assets	8,124	6,728	4,635
Cash and cash equivalents	1,545	1,131	469
Other current assets	6,579	5,597	4,166
Non-current liabilities	(1,840)	(1,443)	(1,304)
Non-current financial liabilities[2]	—	—	(12)
Other non-current liabilities	(1,840)	(1,443)	(1,292)
Current liabilities	(453)	(456)	(556)
Current financial liabilities[2]	(453)	(334)	(476)
Other current liabilities	—	(122)	(80)
Net assets (100%)	13,391	10,924	7,953
Reconciliation of the total investment in Mimosa with attributable net assets:
Net assets (50%)	6,696	5,462	3,977
Reconciling items[1]	(46)	(49)	(48)
Total investment in Mimosa	6,650	5,413	3,929
1 The reconciling items include the difference between the carrying amount and fair value of the Mimosa’s identifiable assets and liabilities on acquisition less accumulated amortisation, and foreign exchange differences on translation of assets and liabilities of the foreign joint venture
2 Non-current and current financial liabilities (excluding trade and other payables and provisions) amounted to Rnil (2021: Rnil, 2020: R12 million) and R35 million (2021: R9 million, 2020: R53 million), respectively
Repatriation of funds from Zimbabwe is subject to regulatory approval in Zimbabwe.
18.3 Peregrine
On 29 June 2018, Sibanye-Stillwater announced that it had entered into an agreement with Regulus Resources Inc. (Regulus) and a newly formed subsidiary of Regulus, Aldebaran, creating a strategic partnership in order to unlock value at its Altar copper-gold project in San Juan Province, Argentina (Altar Project), currently held in the US PGM operations. Under the terms of the agreement, Stillwater Canada LLC, an indirect, wholly-owned subsidiary of Sibanye-Stillwater (Stillwater Canada), entered into an option and joint venture agreement with Aldebaran, whereby Aldebaran has the option to earn into a maximum 80% interest in a wholly-owned subsidiary of Stillwater Canada, Peregrine Metals Limited (Peregrine) which owns the Altar Project (Arrangement Agreement).
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
AFR – 103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
Peregrine was a subsidiary of Stillwater Canada. On 25 October 2018, Aldebaran issued an aggregate of 15,449,555 Aldebaran shares to Sibanye-Stillwater, representing 19.9% of the current 77,635,957 issued and outstanding Aldebaran shares, and made an upfront cash payment of US$15 million to Sibanye-Stillwater in accordance with the Arrangement Agreement. From this date, Stillwater Canada and Aldebaran act together to direct the relevant activities of and, therefore, collectively control Peregrine. As a result of the loss of control, Peregrine was derecognised as a subsidiary and accounted for as an equity-accounted investment. At 31 December 2022, the Group had a 100% legal interest in Peregrine, which is subject to an Initial Earn-in arrangement of 60% as described above (2021: 100%; 2020: 100%). At 31 December 2022, Aldebaran who is earning into the Altar Project, was not in breach of the earn-in requirements.
The equity-accounted investment in Peregrine movement for the year is as follows:

Figures in million – SA rand	2022	2021	2020
Balance at the beginning of the year	1,086	1,001	954
Foreign currency translation	74	85	47
Balance at end of the year	1,160	1,086	1,001
The Group’s interest in the summarised financial statements of Peregrine is as follows:

Figures in million – SA rand	2022	2021	2020
Non-current assets	3,004	2,788	1,541
Current assets	—	—	7
Non-current liabilities	(426)	(409)	(382)
Current liabilities	(16)	(15)	(18)
Net assets (100%)	2,562	2,364	1,148
Reconciliation of the total investment in Peregrine with attributable net assets:
Net assets (40%)[1]	1,025	946	459
Reconciling items[2]	135	140	542
Total investment in Peregrine	1,160	1,086	1,001
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
The investment in Keliber resulting from the €15 million subscription in the first tranche and the €10 million in the second tranche was treated as an equity accounted associate from 17 March 2021, being the date on which the closing conditions on the first tranche subscription were met. The first and second tranche subscriptions resulted in an aggregate 26.6% shareholding as at 31 December 2021, which allowed for representation on the board of Keliber as well as significant involvement in the technical committee of the company. The transaction was entered into at fair value, and the difference between the net asset value and the fair value paid by the Group was attributed to the mineral reserve.
The Group obtained substantive ability to acquire a majority shareholding in Keliber upon subscription for the third tranche share investment on 14 March 2022. Management concluded that control was obtained at the time of the third tranche subscription and the investment was therefore accounted for as an asset acquisition from the effective date of the transaction (see note 16.1).
The equity-accounted investment in Keliber movement for the year is as follows:

Figures in million – SA rand	Note	2022	2021	2020
Balance at the beginning of the year		446	—	—
Acquisition of Keliber investment		84	446	—
Transfer to asset acquisition (date of consolidation)	16.1	(530)	—	—
Balance at end of the year		—	446	—

AFR – 104

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
19. Interests in joint operations

Accounting policy
A joint operation is a joint arrangement in which the parties that share joint control have rights to the assets, and obligations for the liabilities, relating to the arrangement.
The following are recognised in the financial statements in relation to the Group’s interests in joint operations:
•the Group’s share of the jointly controlled assets, classified according to the nature of the assets
•any liabilities that the Group has incurred
•the Group’s share of any liabilities incurred jointly with the other venturers in relation to the joint operation
•any income from the sale or use of the Group’s share of the output of the joint operation, together with the Group’s share of any expenses incurred by the joint operation
•any expenses that the Group has incurred in respect of its interest in the joint operation

Kroondal Mine
The Group’s interests in joint operations includes a 50% interest in two joint operations each referred to as the “Notarial Pooling and Sharing Agreements” between Kroondal Operations Proprietary Limited and RPM. The principal activities of the joint operations are to extend the Kroondal mine over the boundary of the properties covering the Kroondal mine and expand the Marikana mine operations through mineral rights contributed by Anglo American Platinum Limited (Anglo American) through its subsidiary, RPM.
On 31 January 2022, Sibanye-Stillwater announced it had entered into an agreement with RPM, through its subsidiary SRPM, which will result in SRPM assuming full ownership of the Kroondal operation. The sale transaction was not effective at 31 December 2022 since its implementation is subject to the fulfilment of certain conditions precedent.
The Group’s share of the assets, liabilities, revenue and expenses of the joint operations is as follows:

Figures in million – SA rand	2022	2021	2020
Revenue	8,371	10,293	7,973
Gain/(loss) on foreign exchange differences	131	127	(16)
Profit before tax	4,780	6,557	4,814
Profit for the year	4,781	6,556	4,814
Non-current assets	729	636	800
Current assets	3,093	3,357	3,894
Non-current liabilities	(9)	(13)	(7)
Current liabilities	(414)	(493)	(436)
Net assets (50%)	3,399	3,487	4,251
20. Other investments

Judgement on other investments
Where the Group holds a close to 20% interest in a company, the assessment of whether there is significant influence and hence an equity-accounted investment may involve judgement. These judgements typically include the extent of representation on the board of directors, other involvement in the company such as technical committee, any other contractual arrangements as well as the effective influence that the particular shareholding interest provides. A different conclusion could have a significant impact on the measurement, presentation and disclosure of the particular investment.

Accounting policy
On initial recognition of an equity investment that is not held for trading, the Group may make an irrevocable election to present subsequent changes in the investment’s fair value in other comprehensive income (FVTOCI). This election is made on an investment-by-investment basis. These investments are subsequently measured at fair value, with dividends recognised in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognised in OCI (in the mark-to-market reserve) and are never reclassified to profit or loss.
Investments, other than investments in equity instruments, are measured at amortised cost if not measured at fair value through profit or loss (FVTPL), and is held with the objective to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal or interest on the principal amount outstanding.
All investments not classified as measured at amortised cost or at FVTOCI as described above are measured at FVTPL, with subsequent changes in the investment's fair value recognised in profit or loss. In addition, on initial recognition, the Group may irrevocably designate an investment that otherwise meets the requirements to be measured at amortised cost as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

AFR – 105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
The Group holds the following investments:

Figures in million – SA rand	2022	2021	2020
Designated at FVTOCI investments:
Rand Mutual Assurance Company Limited	149	140	158
Furuya Metal Company Limited[1]	455	668	343
Aldebaran[2]	238	241	98
Generation Mining Limited[3]	322	144	101
Ioneer Limited[4]	643	1,353	—
New Century Resources Limited[5]	258	698	—
Other	98	123	147
Mandatorily measured at FVTPL investments:
Verkor S.A. (Verkor)[6]	554	—	—
EnHyWhere	78	—	—
Other	380	—	—
Amortised cost investments	165	—	—
Total other investments	3,340	3,367	847
1 The Group holds approximately 5.60% in Furuya Metal Company Limited which is incorporated in Japan and listed on the Tokyo Stock Exchange. Its main business is the manufacture/sale of industrial-use precious metals
2 The Group holds 17.59% in Aldebaran which is incorporated in Canada and listed on the Toronto Stock Exchange (TSX). Aldebaran is a mineral exploration company
3 The Group holds 18.19% in Generation Mining Limited which is incorporated in Canada and listed on the TSX. Generation Mining Limited is in the process of developing the Marathon copper-palladium project
4 The Group holds 6.95% in ioneer Limited (ioneer) which is incorporated in Australia. Ioneer is an emerging lithium-boron producer listed on the Australian Securities Exchange (ASX) and currently owns 100% of the Rhyolite Ridge lithium-boron project (Rhyolite Ridge) in Nevada in the US. Sibanye-Stillwater reached an agreement with ioneer to establish a 50% joint venture to develop Rhyolite Ridge, which was still subject to the fulfilment of certain conditions precedent at 31 December 2022. ioneer received a conditional commitment for a proposed loan of up to US$700 million from the US Department of Energy on 13 January 2023 to support the development of Rhyolite Ridge
5 On 27 October 2021, Sibanye-Stillwater entered into a subscription agreement with New Century Resources Limited incorporated in Australia (and listed on the ASX), where the Group agreed to purchase ordinary shares as part of a capital raising by New Century. The aggregate investment represents a 19.9% ownership interest. See note 41.3 for transactions entered into after the reporting date
6 During February 2022, the Group entered into a term sheet whereby the Group, through its wholly-owned subsidiary, Sibanye Battery Metals Proprietary Limited, invested in Verkor by subscribing for a €25 million convertible bond. Verkor is a French Gigafactory project aiming to enter the European battery materials market as a manufacturer of low-carbon footprint batteries for application in electric vehicles and large-scale stationary storage markets. The Group subscribed for the convertible bond on 22 March 2022 amounting to R409 million, and subject to early repayment events, will be redeemable in full on 30 June 2024. The convertible bond is recognised as an investment and measured at fair value, with net gains and losses recognised in profit or loss. The fair value of the investment at 31 December 2022 amounted to R554 million, with R145 million recognised as a fair value gain for the year ended 31 December 2022
Fair value of other investments
Other investments consists primarily of other listed investments and other short-term investment products, which are measured at fair value or which carrying amounts approximates fair value. The fair values of non-listed investments included in other investments are determined through valuation techniques that include inputs that are not based on observable market data. Fair value measurements of listed investments are categorised as level 1 under the fair value hierarchy and non-listed investments as level 3 (see note 36.1).
21. Environmental rehabilitation obligation funds

Accounting policy
The Group’s rehabilitation obligation funds include a fixed income portfolio of bonds that are fair valued at each reporting date. The fair value is calculated with reference to underlying bond prices using industry valuation techniques and appropriate models.
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
In addition, funds are set aside to serve as collateral against the guarantees made to the Department of Minerals, Resources and Energy for environmental rehabilitation obligations.

AFR – 106

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022

Figures in million – SA rand	Note	2022	2021	2020
Balance at beginning of the year		5,202	4,934	4,602
Contributions made		86	72	64
Payments received		(33)	(10)	(7)
Interest income	5.1	235	174	245
Transfer to other investments		(264)	—	—
Fair value gain[1]		80	32	30
Balance at end of the year		5,306	5,202	4,934

Environmental rehabilitation obligation funds comprise of the following:
Restricted funds[2]		1,616	1,135	703
Funds		3,690	4,067	4,231
1 The environmental rehabilitation trust fund includes a fixed income portfolio of bonds that are fair valued at each reporting date
2 The funds are set aside to serve as collateral against the guarantees made to the Department of Minerals, Resources and Energy for environmental rehabilitation obligations
Fair value of environmental rehabilitation obligation funds
Environmental rehabilitation obligation funds comprise fixed income portfolio of bonds as well as fixed and notice deposits. The environmental rehabilitation obligation funds are stated at fair value based on the nature of the fund’s investments (see note 36.1).
Credit risk
The Group is exposed to credit risk on the total carrying value of the investments held in the environmental rehabilitation obligation funds. The Group has reduced its exposure to credit risk by investing in funds with a limited number of major financial institutions.
AFR – 107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
22. Other receivables and other payables

Significant accounting judgements and estimates
Expected future cash flows used to determine the carrying value of the other payables (namely the Rustenburg operation deferred payment, right of recovery payable, Marikana dividend obligation and contingent consideration), the right of recovery receivable and the fair value of hedge instruments are inherently uncertain and could materially change over time. The expected future cash flows are significantly affected by a number of factors including reserves and production estimates, together with economic factors such as the expected commodity price, currency exchange rates, and estimates of production costs, future capital expenditure and discount rates.
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

22.1 Other receivables

Figures in million – SA rand	2022	2021	2020
Right of recovery receivable	275	319	340
Rates and taxes receivable	93	106	105
Pre-paid royalties	322	336	364
Palladium hedge derivative asset	50	286	—
Other	139	127	49
Total other receivables	879	1,174	858
Reconciliation of the non-current and current portion of the other receivables:
Other receivables	879	1,174	858
Current portion of other receivables	(81)	(523)	(37)
Non-current portion of other receivables	798	651	821
22.2 Other payables

Figures in million – SA rand	2022	2021	2020
Deferred payment (related to Rustenburg operation acquisition)	3,518	6,920	4,355
Contingent consideration (related to SFA (Oxford) acquisition)	—	100	88
Right of recovery payable	34	32	39
Deferred consideration (related to Pandora acquisition)	128	400	308
Marikana dividend obligation	2,129	1,539	—
Other	582	373	367
Total other payables	6,391	9,364	5,157
Reconciliation of the non-current and current portion of the other receivables:
Other payables	6,391	9,364	5,157
Current portion of other payables	(3,891)	(4,765)	(2,246)
Non-current portion of other payables	2,500	4,599	2,911

AFR – 108

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
Right of recovery receivable and payable
Based on the first and second Notarial Pooling and Sharing agreements (PSAs) with Anglo American, Kroondal (previously Aquarius Platinum (South Africa) Proprietary Limited) holds a contractual right to recover 50% of the rehabilitation obligation relating to environmental rehabilitation resulting from PSA operations from RPM (subsidiary of Anglo American Platinum), where this rehabilitation relates to property owned by the Kroondal operation. Likewise RPM holds a contractual right to recover 50% of the rehabilitation obligation relating to environmental rehabilitation resulting from PSA operations from Kroondal Operations, where the rehabilitation relates to property owned by RPM. With respect to the opencast section of the Marikana mine that is on Kroondal Operations’ property, RPM have limited the contractual liability to approximately R207 million (2021: R194 million, 2020: R185 million), being a negotiated liability in terms of an amendment to the second PSA.
Deferred payment (related to the Rustenburg operation acquisition)
In terms of the Rustenburg operation transaction, the purchase consideration includes a deferred payment, calculated as being equal to 35% of the distributable free cash flow generated by the Rustenburg operation over a six year (1 January 2017 to 31 December 2022) period from inception (latest of the transaction closing or 1 January 2017), subject to a minimum payment of R3.0 billion. The deferred payment liability at 31 December 2022 was calculated based on the actual distributable free cash flow of the Rustenburg operation for the year ended 31 December 2022. For prior periods, the deferred payment liability was calculated using estimated cash flow models that used several key assumptions, including estimates of future sales volumes, PGM prices, operating costs and capital expenditure. The liability was settled on 30 March 2023.
The deferred payment movement for the year is as follows:

Figures in million – SA rand	Notes	2022	2021	2020
Balance at the beginning of the year		6,920	4,355	2,826
Interest charge	5.2	266	158	187
Payment of deferred payment		(4,441)	(2,246)	(739)
Loss on revised estimated cash flows	7	773	4,653	2,081
Balance at end of the year		3,518	6,920	4,355
Deferred consideration (related to Pandora acquisition)
Lonmin acquired the remaining 50% stake in Pandora Joint Venture in 2017. The purchase price included a deferred and contingent consideration element. The deferred payment element represents a minimum consideration of R400 million, which is settled through a cash payment based on 20% of the distributable free cash flows generated from the Pandora E3 operations on an annual basis for a period of 6 years, ending on 30 November 2023. The fair value of the deferred consideration at acquisition of Lonmin by the Group was determined using the present value of the future cash flows at a discount rate of 12.5%. The contingent consideration element is based on the extent to which 20% of the distributable free cash flows exceed R400 million. This element was valued at R13 million at 31 December 2022 (31 December 2021: R124 million). The distributable free cash flow has been derived from forecast cash flow models. These models use several key assumptions, including estimates of future sales volumes, PGM prices, operating costs and capital expenditure.
The Pandora deferred consideration movement for the year is as follows:

Figures in million – SA rand	Note	2022	2021	2020
Balance at the beginning of the year		400	308	276
Interest charge	5.2	18	54	49
(Gain)/loss on revised estimated cash flows		(112)	123	—
Payment made		(178)	(85)	(17)
Balance at end of the year		128	400	308
Marikana dividend obligation
The Marikana dividend obligation relates to amounts payable to other shareholders through an intermediate company holding structure. The obligation is classified as a financial liability measured at amortised cost. At year end, the dividend obligation was measured applying the same assumptions as set out in note 6.6, except for the discount rates of 11.64% (EPL) and 11.71% (WPL), which remains consistent over the life of the obligation (see note 6.6 for additional detail regarding the Marikana B-BBEE transaction).

AFR – 109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
The following table summarises the changes in the Marikana dividend obligation:

Figures in million – SA rand	Notes	2022	2021	2020
Balance at the beginning of the year		1,539	—	—
Initial recognition of the Marikana dividend obligation		—	1,146	—
Interest — unwinding of amortised cost	5.2	165	87	—
Loss on revised estimated cash flows[1]	7	650	468	—
Payments made		(225)	(162)	—
Balance at end of the year		2,129	1,539	—
1 The loss on revised estimated cash flow is primarily as a result of an increase in the long-term PGM basket price
Deferred/contingent payments made
The below table illustrates the cash deferred/contingent payments made on the various liabilities:

Figures in million – SA rand	2022	2021	2020
Deferred payment (related to the Rustenburg operation)	(4,441)	(2,246)	(739)
Deferred consideration (related to Pandora acquisition)	(178)	(85)	(17)
Contingent consideration (related to SFA (Oxford) acquisition)	(111)	—	—
Total cash payments made	(4,730)	(2,331)	(756)
Payments in excess of the original fair value (operating cash flows)	(4,545)	(1,754)	—
Payments up to initial fair value (investing cash flows)	(185)	(577)	(756)
Fair value of other receivables and other payables
Due to the approaches applied in calculating the carrying values as described above, the fair values approximate the respective carrying values (see note 36.1).
Market risk
The deferred payment relating to the Rustenburg operation (up to 31 December 2021), the deferred consideration relating to Pandora and the Marikana dividend obligation are sensitive to changes in the 4E basket price. A one percentage point increase in the 4E basket price would have impacted profit or loss by R52 million (2021: R101 million, 2020: R74 million).
Credit risk
The carrying value of the other receivables represents the maximum credit risk exposure of the Group in relation to these receivables. The Group has reduced its exposure to credit risk by dealing with a limited number of approved counterparties (see note 36.2).

AFR – 110

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
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
Accounting policy
Inventory is valued at the lower of cost and net realisable value. The Group values ore stockpiles and metal-in-process when it can be reliably measured. Cost is determined on the following basis:
•Gold reef ore stockpiles and gold-in-process are valued using weighted average cost. Cost includes production, amortisation, depreciation and related administration costs
•PGM and battery metals inventory is valued using weighted average cost by allocating cost, based on the joint cost of production, apportioned according to the relative sales value of each of the PGMs and battery metals produced. The group recognises the metal produced in each development phase in inventory with an appropriate proportion of cost. Cost includes production, amortisation, depreciation and related administration costs
•By-product metals are valued at the incremental cost of production from the point of split-off from the PGM processing stream
•Consumable stores are valued at weighted average cost after appropriate provision for surplus and slow-moving items

Figures in million – SA rand	2022	2021	2020
Consumable stores[1]	2,066	1,923	1,627
PGM ore and mill inventory	535	189	142
PGM in process[2]	13,673	13,081	13,742
PGM finished goods	7,856	9,012	8,710
Gold in process	233	219	109
Gold bullion	1,096	600	507
Battery metals in process	357	—	—
Battery metals raw materials	307	—	—
Battery metals finished goods	187	—	—
Other	74	56	115
Total inventories	26,384	25,080	24,952
1 The cost of consumable stores consumed during the year and included in operating cost amounted to R21,929 million (2021: R18,847 million and 2020: R16,404 million)
2 Included in PGM in process, is R5,882 million (2021: R4,725 million, 2020: R4,225 million) relating to the Marikana operations
24. Trade and other receivables

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

AFR – 111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022

Figures in million – SA rand	2022	2021	2020
Trade receivables — gold sales	—	44	42
Trade receivables — PGM sales	4,304	4,823	4,655
PGM sales concentrate	3,564	3,794	4,030
PGM sales other	740	1,029	625
Battery metals sales	135	—	—
Other trade receivables	1,389	904	1,021
Payroll debtors	361	322	268
Interest receivable	90	54	57
Financial assets	6,279	6,147	6,043
Prepayments	433	335	369
Value added tax	788	929	454
Total trade and other receivables	7,500	7,411	6,866
Fair value of trade and other receivables
The fair value of trade receivables for PGM concentrate sales are determined based on ruling market prices, volatilities and interest rates, and constitutes level 2 on the fair value hierarchy (see note 36.1).
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
The table below summarises the impairment allowance raised on other receivables that are considered to be impaired:

Figures in million – SA rand	2022	2021	2020
Balance at beginning of the year	201	199	140
Impairment allowance recognised in profit or loss for the year	28	3	59
Impaired financial assets recovered during the year	(15)	(1)	—
Balance at end of the year	214	201	199
Commodity price risk
The Group is exposed to commodity price risk on PGM concentrate receivables that are still subject to provisional pricing adjustments after the reporting date. A change in the 4E basket price of one percent would impact revenue and the related PGM concentrate receivables by R28 million.
Foreign currency sensitivity
Certain of the Group’s components with SA rand as their functional currency have trade and other receivables which are settled in US dollars. The balances are sensitive to changes in the rand/US dollar exchange rate. A one percentage point change in the SA rand closing exchange rate of R17.03/US$ would have impacted profit for the year by R35 million.
AFR – 112

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
25. Cash and cash equivalents

Accounting policy
Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held to meet short-term cash commitments. Cash and equivalents are measured at amortised cost, which is deemed to be fair value due to its short maturity.

Figures in million – SA rand	2022	2021	2020
Cash at the bank, on hand and cash equivalents	26,076	30,292	20,240
Total cash and cash equivalents	26,076	30,292	20,240
Fair value of cash and cash equivalents
The fair value of cash and cash equivalents approximate the carrying value due to the short maturity.
Credit risk
The Group is exposed to credit risk on the total carrying value of cash and cash equivalents. The Group has reduced its exposure to credit risk by dealing and investing with a number of major financial institutions (see note 36.2).
26. Stated share capital

Accounting policy Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.
Authorised and issued
The roll forward below shows the movement of the legally issued shares of the Company for the periods indicated.

Figures in thousand	2022	2021	2020
Authorised number of shares	10,000,000	10,000,000	10,000,000

Reconciliation of issued number of shares:
Number of shares in issue at beginning of the year[1]	2,808,406	2,923,571	—	*
Scheme implemented[2]	—	—	2,670,030
Shares issued under Sibanye-Stillwater/SGL Share Plan[3]	21,964	32,535	6,932
Issued upon conversion of US$ Convertible Bond[4]	—	—	248,040
Shares delisted (share buy-back)[5]	—	(147,700)	(1,431)
Number of shares in issue at end of the year	2,830,370	2,808,406	2,923,571
1 On 24 February 2020, the Group entered into a scheme of arrangement (The Scheme). Since the Scheme was retrospectively implemented when it became effective in 2020, the stated share capital presented in the consolidated statement of changes in equity reflects the legally issued shares of the Company from the earliest period presented, being one ordinary share at 31 December 2019
2 From 1 January 2020 to 23 February 2020, shares of the listed entity presented for the Group were those of SGL. From 24 February 2020, these were exchanged for shares of the Company retrospectively presented for the Group in the consolidated statement of changes in equity. The Scheme was implemented on a share-for-share basis with no change in the total number of issued listed shares
3 Upon implementation of the Scheme, the SGL equity-settled share plan was transferred to the Company and is settled in the Company’s shares from the effective date onwards (see note 6.1)
4 During 2020, SGL issued notice to exercise its rights to redeem the US$ Convertible Bond in full (Optional Redemption Notice). Prior to the notice issued, a bondholder elected to convert a US$200,000 bond into 127,967 ordinary shares of the Company. Following the issue of the Optional Redemption Notice and subject to the conditions of the Bonds, bondholders could still exercise their conversion rights by delivering a conversion notice. Following receipt of the conversion notices, SGL could elect to settle the Bonds in shares of the Company or in cash to the value of the shares, subject to the conditions of the Bonds. Bonds with a nominal value of US$383 million were converted and settled through the issue of 247,912,467 ordinary shares in the Company (fair value of R12,573 million) and bonds with a nominal value of US$0.8 million were settled in cash. The Bonds consisted of two components under IFRS, where the conversion option component was recognised as a derivative financial liability measured at fair value through profit or loss and the bond component was recognised as a financial liability measured at amortised cost using the effective interest method. Both financial liabilities were extinguished upon settlement of the Bonds and a loss on settlement of R1,507 million was attributed to the derivative component and measured as the difference between the fair value of the Company shares issued on the respective settlement dates, the carrying amount of the amortised cost component immediately before settlement and the carrying amount of the derivative component
5 The Group entered into a repurchase and cancellation of shares transactions with certain shareholders which resulted in the total issued shares of Sibanye-Stillwater decreasing by 147,700,000 shares in 2021 (resulting in a total cost of R8,503 million, including transaction cost at an average of R57.57 cost per share repurchased) and 1,431,197 shares in 2020 (resulting in a total cost of R84 million, including transaction cost at an average of R58.80 cost per share repurchased)
* Less than one thousand
The Company’s ordinary no par value shares rank pari passu in all respects, there being no conversion or exchange rights attached thereto, and all of the ordinary shares will have equal rights to participate in capital, dividend and profit distributions by the Company.

AFR – 113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
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

The Group’s NCI relates to the following subsidiaries

Figures in million – SA rand	Note	2022	2021 Restated[2]	2020 Restated[2]
NCI of DRDGOLD	27.1	2,283	1,939	1,768
NCI of Keliber	27.1	616	—	—
NCI of Platinum Mile		—	—	37
NCI of Group Technical Security Management		6	5	5
NCI of Marikana[1]	27.1	(2)	8	970
Total NCI		2,903	1,952	2,780
1 Included in Marikana’s NCI is NCI of WPL amounting to Rnil (2021: Rnil, 2020: R690 million). See below
2 See note 1.5
The summarised financial information of DRDGOLD is provided below. This information is based on amounts before intercompany eliminations.

Figures in million – SA rand	2022	2021	2020
DRDGOLD Limited
Revenue	5,274	4,790	5,051
Profit for the year	1,157	987	1,255
Total comprehensive income	1,156	907	1,485
Profit attributable to NCI	573	487	619
Net increase in cash and cash equivalents	153	70	1,626
Dividends paid	255	338	359
Non-current assets	4,303	3,741	3,620
Current Assets	2,985	2,821	2,671
Non-current liabilities	(1,183)	(1,120)	(1,055)
Current liabilities	(552)	(553)	(593)
Net assets	5,553	4,889	4,643
27.1 Subsequent NCI transactions
DRDGOLD transaction
DRDGOLD is a company incorporated in South Africa with its head office in Johannesburg. DRDGOLD’s primary listing is on the JSE Limited and its secondary listing is on the New York Stock Exchange. It’s gold production is derived from retreatment of surface tailings in South Africa. Following Sibanye-Stillwater’s exercise of its option to acquire an additional 12.05% in DRDGOLD effective 10 January 2020, NCI held a 49.90% at 31 December 2022 (2021: 49.90% and 2020: 49.90%) with an effective holding of 49.67% at 31 December 2022 (2021:49.51% and 2020: 49.34%) after considering the impact of treasury shares held by DRDGOLD. In calculating the reattribution to NCI, the Group used the net asset value of DRDGOLD at the effective date of the option exercise excluding the consideration paid for the subscription and determined a reattribution between NCI and the Group of R220 million in 2020. Management restated the reattribution amount which resulted in an adjustment of R544 million to the NCI for DRDGOLD in the table above (see note 1.5).
Marikana transaction
AFR – 114

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
WPL, acquired as part of the Lonmin acquisition, consists of PGM mining and processing operations located on the Western Limb of the Bushveld Complex, close to the town of Rustenburg, in the North West province of South Africa and smelting and refining operations located in Brakpan, East of Johannesburg. As a result of the Marikana B-BBEE transaction effective in 2021 (see note 6.6), the NCI's equity interest changed to a right to receive dividends. Therefore, a cash-settled share-based payment obligation and dividend obligation was recognised at 31 December 2021, instead of NCI (see note 6.6 and 22.2). At 31 December 2020, NCI held an effective 4.75% interest in WPL. The same considerations apply to EPL. The remaining NCI in Marikana is attributable to small non-operating entities.
Keliber transactions
On 30 June 2022, Sibanye-Stillwater announced its intention to exercise the pre-emptive right, and subsequently exercised this right on 29 July 2022 for a cash consideration of €146 million (Pre-emptive Offer). On 30 June 2022, the Group also made a voluntary cash offer to minority shareholders of Keliber, other than the Finnish Minerals Group, to increase its shareholding in Keliber to over 80% (Voluntary Offer). The Voluntary Offer was subject to certain conditions and only considered to be accepted if the relevant shareholder completes a share transfer form. The Voluntary Offer was completed on 3 October 2022 at a total cost of €192 million (including transfer tax of €2 million).
The table below illustrates the impact of the attribution of the NCI on accumulated profit of the Group as a result of the subsequent transactions with Keliber shareholders:

Figures in million – SA rand	Dec 2022

Pre-emptive Offer
Cash consideration paid to Keliber for share subscription[1]	(2,476)
Cash attributed to NCI[2]	1,238
Reattribution of equity[3]	349
Adjustment to accumulated profit	(889)

Voluntary Offer
Cash consideration paid to NCI shareholders	(3,363)
Reattribution of equity[3]	1,530
Adjustment to accumulated profit	(1,833)

The net effect on accumulated profit attributable to the owners of Sibanye-Stillwater is summarised as follows:
Accumulated profit impact — Pre-emptive Offer	(889)
Accumulated profit impact — Voluntary Offer	(1,833)
Net effect due to foreign currency translation, share subscription costs and put options[4]	(106)
Total effect on accumulated profit as a result of the subsequent NCI transactions[5]	(2,828)
1 The cash consideration paid for the Pre-emptive Offer is consolidated in the Group. The full reattribution is recognised in equity and is a non-cash transaction for the Group
2 Since the NCI shares in a proportionate interest of the net assets of Keliber, the cash consideration paid for the Pre-emptive Offer is proportionally allocated to the NCI
3 This is the reattribution of the net asset value of Keliber as a result of the change in shareholding
4 The put options relate to rights held by shareholders holding approximately 1% in the share capital of Keliber to sell their shareholding to the Group at fair value less 10%
5 The Group's effective shareholding in Keliber following the Pre-emptive Offer, Voluntary Offer and impact of the put options was 85.90% at 31 December 2022

AFR – 115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
28. Borrowings

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

Borrowings

Figures in million – SA rand	Notes	2022	2021	2020
US$600 million RCF	28.1	—	—	6,978
R5.5 billion RCF	28.2	—	—	—
2022 and 2025 Notes[1]		—	—	10,136
2026 and 2029 Notes	28.3	20,140	18,785	—
Burnstone Debt	28.4	2,540	1,507	1,263
Other borrowings	28.5	42	—	—
Franco-Nevada liability		2	2	2
Stillwater Convertible Debentures		4	4	4
Total borrowings		22,728	20,298	18,383
Reconciliation of the non-current and current portion of the borrowings:
Borrowings		22,728	20,298	18,383
Current portion of borrowings		(122)	(107)	(886)
Non-current portion of borrowings		22,606	20,191	17,497
1 Given surplus liquidity within the Group and in line with the Group’s capital allocation framework, management elected to redeem the 2022 Notes on 2 August 2021 (the Redemption Date). The redemption price was the principal amount of the 2022 Notes, plus accrued and unpaid interest on the 2022 Notes up to, but excluding, the Redemption Date, amounting to US$355.8 million and was settled on 2 August 2021. During December 2021, the Group also elected to redeem the 2025 Notes at a redemption price of 103.6% of the principal amount of the 2025 Notes, plus accrued and unpaid interest on the 2025 Notes, amounting to US$370.2 million which includes an early settlement premium of R196 million recognised as an early redemption premium on the 2025 Notes in profit or loss. The 2025 Notes were settled on 6 December 2021
The current portion of borrowings will be repaid out of operational cash flows or it will be refinanced by utilising available Group facilities.

AFR – 116

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
The roll forward of borrowings in the current year is as follows:

Figures in million - SA rand	Notes	2022	2021	2020
Balance at beginning of the year		20,298	18,383	23,736
Borrowings acquired on acquisition of subsidiary	16.1,16.2	39	—	—
Loans raised[1]		8,000	20,622	16,289
Loans repaid		(8,003)	(20,252)	(18,335)
US$ Convertible Bond converted into shares		—	—	(5,578)
Unwinding of loans recognised at amortised cost	5.2	216	302	394
Accrued interest (related to the 2022 and 2025 Notes, 2026 and 2029 Notes, US$ Convertible Bond and the RCFs)	5.2	1,046	801	1,290
Accrued interest paid		(1,061)	(706)	(1,298)
Early redemption premium on the 2025 Notes		—	196	—
Loss/(gain) on the revised cash flow of the Burnstone Debt	28.4	776	2	(264)
Loss on foreign exchange differences and foreign currency translation		1,417	950	2,149
Balance at end of the year		22,728	20,298	18,383
1 At 31 December 2021, the portion of transaction costs accrued for and not yet settled in respect of the 2026 and 2029 Notes amounted to R29 million
28.1 US$600 million RCF
On 21 May 2018, Sibanye-Stillwater cancelled and refinanced the US$350 million revolving credit facility (RCF) by drawing under the US$600 million RCF. The purpose of the facility was to refinance the US$350 million RCF, finance ongoing capital expenditure and other business expenses as required.

Terms of the US$600 million RCF
Facility:	US$600 million
Interest rate:	LIBOR
Interest rate margin:	1.85% if net debt to adjusted EBITDA is equal to or less than 2.50x
2.00% if net debt to adjusted EBITDA is greater than 2.50x
Term of facility:	Three years, subject to two one-year extensions at the lenders option. As at 31 December 2021, all lenders in the facility have extended the maturity date to April 2023.
Borrowers:	The Company, SGL, Stillwater, Kroondal, SRPM and WPL
Security and/or guarantors:	The facility is unsecured and guaranteed by the Company, SGL, Stillwater, Kroondal, SRPM and WPL

Figures in million – SA rand	2022	2021	2020
Balance at beginning of the year	—	6,978	5,712
Loans raised	—	703	7,218
Loans repaid	—	(7,728)	(6,802)
Accrued interest[1]	62	113	232
Accrued interest paid	(62)	(113)	(232)
Loss on foreign exchange differences	—	47	850
Balance at end of the year[2]	—	—	6,978
1 Includes commitment fees
2 The US$600 million RCF has been refinanced by the Group subsequent to the reporting date (see note 41.2)

AFR – 117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
28.2 R5.5 billion RCF
Sibanye-Stillwater refinanced its R6.0 billion Revolving Credit Facility (RCF), which matured on 15 November 2019, by entering into a new R5.5 billion RCF on 25 October 2019 and drawing under the new RCF on 11 November 2019. The purpose of the facility was to refinance facilities, finance ongoing capital expenditure and general corporate expenditure requirements.

Terms of the R5.5 billion RCF
Facility:	R5.5 billion
Interest rate:	JIBAR
Interest rate margin:	A margin of between 2.4% and 2.9% dependent on the net debt to adjusted EBITDA ratio.
Term of facility:	Three years, subject to two one-year extensions at the lenders' option. All facility lenders have approved the first and second extension with the loan facility now maturing on 11 November 2024.
Borrowers:	The Company, SGL, Kroondal, SRPM and WPL
Security and/or guarantors:	The facility is unsecured and guaranteed by the Company, SGL, Stillwater, Kroondal, SRPM and WPL

Figures in million –SA rand	2022	2021	2020
Balance at beginning of the year	—	—	2,500
Loans raised	8,000	—	5,000
Loans repaid	(8,000)	—	(7,500)
Accrued interest[1]	155	66	200
Accrued interest paid	(155)	(66)	(200)
Inter Bank transfer	—	—	—
Balance at end of the year	—	—	—
1 Includes commitment fees
28.3 2026 and 2029 Notes
On 16 November 2021 the Group completed a two-tranche corporate bond offering 4.0% Notes (US$675 million) due 16 November 2026 (the 2026 Notes) and 4.5% Notes (US$525 million) due 16 November 2029 (the 2029 Notes) (together the 2026 and 2029 Notes). The proceeds were applied towards the redemption of the 2025 Notes and will also be applied for general corporate purposes, including advancing the Group’s green metals strategy through investments and accretive acquisitions. The bonds were issued through the Group's wholly-owned subsidiary Stillwater.
Terms of the 2026 and 2029 Notes

Facility:	US$675 million 4.0% Senior Notes due 2026
US$525 million 4.5% Senior Notes due 2029
Interest rate:	2026 Notes: 4.0%
2029 Notes: 4.5%
Term of the Notes:	2026 Notes: Five years
2029 Notes: Eight years
Issuer:	Stillwater
Guarantors:	Each of the Notes are fully and unconditionally guaranteed, jointly and severally by the Guarantors (the Company, SGL, Kroondal, SRPM and WPL). The Guarantees rank equally in right of payment to all existing and future senior debt of the Guarantors.

Figures in million – SA rand	2022	2021	2020
Balance at beginning of the year	18,785	—	—
Loans raised	—	18,208	—
Interest charge	829	99	—
Unwinding of amortised cost	68	8	—
Accrued interest paid	(844)	—	—
Loss on foreign exchange differences	1,302	470	—
Balance at end of the year	20,140	18,785	—
AFR – 118

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
28.4 Burnstone Debt
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

Security:
The Burnstone Debt is fully secured against the assets of Burnstone (of R2.0 billion) and there is no recourse to the Group. The security package includes a cession over the bank accounts, insurance policies’ proceeds, special and general notarial bonds over movable assets and mortgage bonds over property. Wits Gold has ceded and pledged its shares in K2013 (a dormant entity) and K2013 has ceded and pledged it shares in SGEO in favour of the lenders of the Burnstone Debt.

The Burnstone Debt facilities of US$178 million were initially recognised at the acquisition fair value using level 3 assumptions, being R1,008 million, in terms of IFRS 13 Fair Value Measurement at acquisition date. The expected free cash flows to repay the loan as detailed above were based on the estimates and assumptions to determine the fair value at acquisition:
•A US$ swap forward curve adjusted with the 4% interest rate margin above
•The annual life-of-mine plan that takes into account the following:
◦Proved and probable ore reserves of Burnstone
–Cash flows are based on the life-of-mine plan of 20 years
–Capital expenditure estimates over the life-of-mine plan

Figures in million – SA rand	Note	2022	2021	2020
Balance at beginning of the year		1,507	1,263	1,330
Unwinding of amortised cost		148	125	148
Loss/(gain) on revised estimated cash flows[1]	7	776	2	(264)
Loss/(gain) on foreign exchange differences		109	117	49
Balance at end of the year		2,540	1,507	1,263
1 At 31 December 2022, the expected free cash flows expected to repay the loan as detailed above were revised as a result of revised cash flows over the life-of-mine plan due to:
•Revised forecast costs and capital expenditure; and
•Revised weighted average gold prices 2022: R793,473/kg (2021: R729,270/kg and 2020: R733,037/kg) and long term exchange rates 2022: R15.50/US$ (2021: R15.00/US$ and 2020: R16.00/US$) based on a LOM of 22 years. A2 is discounted using a 5.9% discount rate and A3 and A4 is discounted at 9.5%

AFR – 119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
28.5 Other borrowings
Short-term credit facilities and other borrowings
Sibanye-Stillwater has committed and uncommitted short term loan facilities with various banks to fund capital expenditure, general corporate expenses as well as provide financing flexibility at its operations. These facilities have no fixed terms, are short-term in nature and interest rates are market related. Other borrowings also include borrowings acquired on acquisition of Sandouville and Keliber.

Figures in million – SA rand	Note	2022	2021	2020
Balance at beginning of the year		—	—	—
Loans raised		—	1,711	4,071
Loans repaid		(3)	(1,684)	(4,020)
Borrowings acquired on acquisition of subsidiary	16.1,16.2	39	—	—
Loss/(gain) on foreign exchange differences		6	(27)	(51)
Balance at end of the year		42	—	—
28.6 Fair value of financial instruments and risk management
Fair value of borrowings
The fair value of variable interest rate borrowings approximates its carrying amounts as the interest rates charged are considered marked related. The fair value of fixed interest rate borrowings was determined through reference to ruling market prices and interest rates.
The table below shows the fair value and carrying amount of borrowings where the carrying amount does not approximate fair value:

	Carrying value	Fair value
Figures in million - SA rand		Level 1	Level 2	Level 3
31 December 2022
2026 and 2029 Notes[1]	20,140	17,379	—	—
Burnstone Debt[2]	2,540	—	—	2,245
Total	22,680	17,379	—	2,245
31 December 2021
2026 and 2029 Notes[1]	18,785	18,664	—	—
Burnstone Debt[2]	1,507	—	—	2,996
Total	20,292	18,664	—	2,996
31 December 2020
2022 and 2025 Notes[1]	10,136	10,637	—	—
Burnstone Debt[2]	1,263	—	—	2,075
Total	11,399	10,637	—	2,075
1 The fair value is based on the quoted market prices of the notes
2 The fair value of the Burnstone Debt has been derived from discounted cash flow models. These models use several key assumptions, including estimates of future sales volumes, gold prices, operating costs, capital expenditure and discount rate. See note 28.4 for the key assumptions used, except for the discount rate applied of 10.52% (2021: 4.18%, 2020: 5.56%). The fair value estimate is sensitive to changes in the key assumptions, for example, increases in the market related discount rate would decrease the fair value if all other inputs remain unchanged. The extent of the fair value changes would depend on how inputs change in relation to each other
Liquidity risk
The Group's liquidity risk management and maturity analysis of financial liabilities are disclosed in note 36.2.
Market risk
Foreign currency sensitivity
Certain of the Group’s foreign currency borrowing facilities are repayable by companies with SA rand as their functional currency, therefore some of the Group’s borrowings are sensitive to changes in the rand/US dollar exchange rate. The Group is also exposed to foreign currency risk on intercompany loans denominated in foreign currencies to the extent that foreign exchange differences are recognised in profit or loss. A one percentage point change in the SA rand closing exchange rate of R17.03/US$ (2021: R15.94/US$ and 2020: R14.69/US$) and R18.22/€ would have changed the profit for the year by R31 million (2021: R50 million and 2020: R148 million).
AFR – 120

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
Interest rate sensitivity
As at 31 December 2022, the Group’s total borrowings amounted to R22,728 million (2021: R20,298 million and 2020: R18,383 million). The Group generally does not undertake any specific action to cover its exposure to interest rate risk, although it may do so in specific circumstances.
The portion of Sibanye-Stillwater’s interest-bearing borrowings at period end that is exposed to interest rate fluctuations is R2,424 million (2021: R1,416 million and 2020: R8,157 million). This debt is normally rolled for periods between one and three months and is therefore exposed to the rate changes in this period. See the Group's exposure to interest rate changes presented further in this note.
The US$600 million RCF and the R5.5 billion RCF are affected by the amendments to IFRS 9 relating to interest rate benchmark reform, in particular the replacement of interbank offered rates (IBORs), which came into effect on 1 January 2021. However, the R5.5 billion RCF is linked to JIBAR and is not drawn down at 31 December 2022. In addition, the JIBAR is only expected to be impacted by the IBOR reform at a later stage and any impact thereof will be considered when this occurs. The US$600 million RCF was also not drawn down at 31 December 2022. The US$600 million RCF is linked to a US LIBOR and has been refinanced subsequent to the reporting date on
6 April 2023. The new facility is linked to the newly published secured overnight financing rate. The US$600 million RCF is therefore also not impacted by the IBOR reform (see note 41.2).
The table below summarises the effect of a change in finance expense on the Group’s profit or loss had JIBAR and LIBOR differed as indicated. The analysis is based on the assumption that the applicable interest rate increased/decreased with all other variables remaining constant. All financial instruments with fixed interest rates that are carried at amortised cost are not subject to the interest rate sensitivity analysis.
Interest rate sensitivity analysis

	Change in interest expenses for a change in interest rate[1]
Figures in million - SA rand	(1.5)%	(1.0)%	(0.5)%	0.5%	1.0%	1.5%
31 December 2022
- JIBAR	—	—	—	—	—	—
- LIBOR	36	24	12	(12)	(24)	(36)
Change in finance expense	36	24	12	(12)	(24)	(36)
31 December 2021
- JIBAR	—	—	—	—	—	—
- LIBOR	21	14	7	(7)	(14)	(21)
Change in finance expense	21	14	7	(7)	(14)	(21)
31 December 2020
- JIBAR	—	—	—	—	—	—
- LIBOR	122	82	41	(41)	(82)	(122)
Change in finance expense	122	82	41	(41)	(82)	(122)
1 Interest rate sensitivity analysis is performed on the borrowings balance at 31 December
AFR – 121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
The exposure to interest rate changes and the contractual repricing dates
The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the reporting dates is as follows:

Figures in million - SA rand	2022	2021	2020
Floating rate with exposure to change in JIBAR	—	—	—
Floating rate with exposure to change in LIBOR	2,424	1,416	8,157
Non-current borrowings exposed to interest rate changes	2,424	1,416	8,157

The Group has the following undrawn borrowing facilities:
Committed	16,403	15,749	7,336
Uncommitted	2,427	2,276	2,460
Total undrawn facilities	18,830	18,025	9,796

All of the above facilities have floating rates. The undrawn committed facilities have the following expiry dates:
- within one year	10,903	685	229
- later than one year and not later than two years	5,500	9,564	229
- later than two years and not later than three years	—	5,500	6,878
Total undrawn committed facilities	16,403	15,749	7,336
28.7 Capital management
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

Figures in million - SA rand	2022	2021	2020
Borrowings[1]	20,188	18,791	17,119
Cash and cash equivalents[2]	26,038	30,257	20,206
Net (cash)/debt[3]	(5,850)	(11,466)	(3,087)
Adjusted EBITDA[4]	41,111	68,606	49,385
Net (cash)/debt to adjusted EBITDA (ratio)[5]	(0.14)	(0.17)	(0.06)
1 Borrowings are only those borrowings that have recourse to Sibanye-Stillwater. Borrowings, therefore, exclude the Burnstone Debt
2 Cash and cash equivalents exclude cash of Burnstone
3 Net (cash)/debt represents borrowings and bank overdraft less cash and cash equivalents. Borrowings are only those borrowings that have recourse to Sibanye-Stillwater and, therefore, exclude the Burnstone Debt. Net (cash)/debt excludes cash of Burnstone
4 The adjusted EBITDA calculation is based on the definitions included in the facility agreements for compliance with the debt covenant formula, except for impact of new accounting standards and acquisitions, where the facility agreements allow the results from the acquired operations to be annualised. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity
5 Net (cash)/debt to adjusted EBITDA ratio is defined as net (cash)/debt as of the end of a reporting period divided by adjusted EBITDA of the 12 months ended on the same reporting date. Non-IFRS measures such as net (cash)/debt to adjusted EBITDA is the responsibility of the Group’s Board of Directors and is presented for illustration purposes only, and because of its nature, net (cash)/ debt to adjusted EBITDA should not be considered as a representation of financial performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity

AFR – 122

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
Reconciliation of profit/(loss) before royalties, carbon tax and tax to adjusted EBITDA:

Figures in million - SA rand	2022	2021	2020
Profit before royalties, carbon tax and tax	29,728	50,275	37,250
Adjusted for:
Amortisation and depreciation	7,087	8,293	7,593
Interest income	(1,203)	(1,202)	(1,065)
Finance expense	2,840	2,496	3,152
Share-based payments	218	383	512
Loss on financial instruments	4,279	6,279	2,450
(Gain)/loss on foreign exchange differences	(616)	(1,149)	255
Share of results of equity-accounted investees after tax	(1,287)	(1,989)	(1,700)
Change in estimate of environmental rehabilitation obligation, and right of recovery receivable and payable	(71)	(167)	(464)
Gain on disposal of property, plant and equipment	(162)	(36)	(99)
(Reversal of impairments)/impairments	(6)	5,148	(121)
Early redemption premium on the 2025 Notes	—	196	—
Loss on BTT early settlement	—	—	186
Loss on deconsolidation of subsidiaries	308	—	—
Restructuring costs	363	107	436
Transaction costs	152	140	139
Loss on settlement of US$ Convertible Bond	—	—	1,507
Loss due to dilution of interest in joint operation	—	4	30
Income on settlement of dispute	—	—	(580)
IFRS 16 lease payments	(163)	(142)	(148)
Profit on sale of Lonmin Canada	(145)	—	—
Profit on sale of St Helena Hospital	—	(16)	—
Occupational healthcare (gain)/expense	(211)	(14)	52
Adjusted EBITDA	41,111	68,606	49,385
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

AFR – 123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022

Figures in million - SA rand	Notes	2022	2021	2020
Balance at beginning of the year		281	326	383
New leases and modifications		45	67	66
Lease liabilities on acquisition of subsidiaries	16.1	120	—	—
Repayment of lease liabilities		(163)	(142)	(148)
Interest charge	5.2	31	29	34
Re-classification and other		—	—	(9)
Foreign currency translation		5	1	—
Balance at end of the year		319	281	326
Current portion of lease liabilities		(111)	(104)	(103)
Non-current lease liabilities		208	177	223
Lease payments not recognised as a liability but expensed during the year

Figures in million - SA rand	2022	2021	2020
Short-term leases	41	22	17
Leases of low value assets	56	39	83
Variable lease payments	301	29	11
Total	398	90	111
Maturity Analysis
The lease liabilities are secured by the related underlying assets. The undiscounted maturity analysis of lease liabilities at 31 December is as follows:

Figures in million - SA rand	Total	Within one year	Between one and five years	After five years
Contractual undiscounted cash flows — 2022	351	121	161	69
Contractual undiscounted cash flows — 2021	325	126	191	8
Contractual undiscounted cash flows — 2020	391	131	245	15
AFR – 124

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
30. Environmental rehabilitation obligation and other provisions

Significant accounting judgements and estimates
The Group’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Group recognises management’s best estimate for asset retirement obligations in the period in which they are incurred. Actual costs incurred in future periods could differ materially from the estimates. Additionally, future changes to environmental laws and regulations, life-of-mine estimates and discount rates could affect the carrying amounts of these provisions.

These provisions are calculated using the following assumptions:
	Inflation rate	Discount rate	Discount period
2022
SA gold operations	6.5%	7.8% – 11.5%	1 – 22 years
SA PGM operations	6.5%	7.8% – 11.6%	1 – 49 years
US PGM operations	4.0%	4.0%	31 – 43 years
Battery metals	2.5%	3.3%	24 years
2021
SA gold operations	6.0%	5.1% – 10.6%	1 – 24 years
SA PGM operations	6.0%	5.1% – 10.6%	1 – 50 years
US PGM operations	2.0%	1.9%	35 – 40 years
2020
SA gold operations	6.0%	4.0% – 10.9%	1 – 21 years
SA PGM operations	6.0%	4.0% – 10.8%	1 – 32 years
US PGM operations	2.0%	1.5% – 1.7%	24 – 38 years

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

AFR – 125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022

Figures in million - SA rand	Notes	2022	2021	2020
Balance at beginning of the year		8,263	8,634	8,715
Interest charge	5.2	611	615	684
Utilisation of environmental rehabilitation obligation[1]		(236)	(236)	(97)
Change in estimates charged to profit or loss[2]		(183)	(178)	(375)
Change in estimates capitalised[2]		(85)	(638)	(318)
Environmental rehabilitation obligation on acquisition of subsidiaries	16.2	97	—	—
Foreign currency translation		85	66	25
Balance at end of the year		8,552	8,263	8,634
Environmental rehabilitation obligation and other provisions consists of:
Environmental rehabilitation obligation		8,435	8,146	8,517
Other provisions		117	117	117
Environmental rehabilitation obligation and other provisions		8,552	8,263	8,634
1 The cost of ongoing current programmes to prevent and control environmental disturbances, including reclamation activities, is charged to cost of sales as incurred
2 Changes in estimates result from changes in reserves and corresponding changes in life-of-mine, changes in discount rates, changes in closure cost estimates and changes in laws and regulations governing environmental matters
The Group’s mining operations are required by law to undertake rehabilitation works as part of their ongoing operations. The Group makes contributions into environmental rehabilitation obligation funds (see note 21) and holds guarantees to fund the estimated costs.
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
The potential for acidic and non-acidic mine impacted water and other groundwater impacts, how, where and if they will manifest and the associated environmental/closure liability will be determined as part of the Group’s quantification of any post-closure residual environmental impacts using a robust and defendable risk assessment process. This will be a requirement in the proposed amended Financial Provisioning (FP) Regulations that comes into effect in September 2023. As per the recent closure process undertaken at our Cooke Operations, detailed studies to understand the hydrology and hydrogeology were undertaken, including the modelling of worst-case scenarios assuming waste on surface cannot be removed. These studies further included the modelling of the mined out void, re-watering rate and natural groundwater flow in the dolomite aquifer overlaying the mined-out area, including the relationship with adjacent mining areas and surface water resources to understand cumulative impacts.
The conclusions from the studies were used to inform a risk assessment and closure strategy to reliably predict water quality impacts as part of long term sustainable closure solution. In addition, in the December 2022 closure liability assessments, the Group makes financial provision of R956 million (undiscounted) for what it specifically termed “Post Closure Aspects” – this includes but is not limited to amongst others, post-closure water management aspects such as initial and post-decant surface and groundwater monitoring, wetlands, biomonitoring and aquatics monitoring and care-and-maintenance monitoring. Post-closure water management equals to R450 million of the total amount. During the operational life-of-mine, we aim at investigating and implementing practical, sustainable and cost-effective solutions that, where possible, reduces post-closure impacts as effectively as possible, whilst also promoting the establishment and implementation of self-sustaining ecosystems and processes, respectively, that would require very limited or no ongoing active management by the mine, in a post-closure scenario.

AFR – 126

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
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
Estimates that were used in the assessment include value of benefits per claimant, disease progression rates, required contributions, timing of payments, tracing pattern, period discount rates, period inflation rates and a 70% take-up rate (60% in prior periods). These estimates were informed by a professional opinion. Management discounted the possible cash outflows using a discount rate of 8.76% (2021: 7.83% and 2020: 6.65%).
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
Sibanye-Stillwater's current provision for its share of the settlement cost amounts to R825 million. The provision is subject to adjustment in the future based on the number of eligible workers and changes in other assumptions.

Figures in million - SA rand	Notes	2022	2021	2020
Balance at beginning of the year		1,017	1,194	1,282
Interest charge	5.2	85	77	96
Change in estimate recognised in profit or loss	34	(211)	(14)	52
Payments made	34	(66)	(240)	(236)
Balance at the end of the year		825	1,017	1,194
Reconciliation of the non-current and current portion of the occupational healthcare obligation:
Occupational healthcare obligation		825	1,017	1,194
Current portion of occupational healthcare obligation		(44)	—	(157)
Non-current portion of occupational healthcare obligation		781	1,017	1,037
DRDGOLD is not a party to the Working Group’s mediated settlement agreement and DRDGOLD maintains the view that it is too early to consider settlement of the matter, mainly for the following reasons:
AFR – 127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
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
For the year ended 31 December 2022
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

Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognised as revenue. Key inputs into the model are:
Key input	Estimate at year end	Further information
Estimated financing rate over life of arrangement	4.6% - 5.2%	See note 5.2
Remaining life of stream	97 years
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
For the year ended 31 December 2022

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
Each period, up to the early settlement of the BTT project, management estimated the cumulative amount of the deferred revenue obligation that had been satisfied and, therefore, recognised as revenue. Key inputs into the model before settlement were:

Key input		Further information
Estimated financing rate over life of arrangement	11.5%	See note 5.2
Remaining life of stream	6 years	The life of the stream was determined by the reserves of the Marikana Easterns' Tailings Dam no.1.
6E PGM entitlement percentage	23.0%	The 6E PGM entitlement percentage ranged from 23% to 38% based on a weighted 6E PGM basket price that was determined monthly.
Monthly cash percentage	20.0%
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

Since the BTT project was early settled (refer below), there are no remaining significant accounting judgements or estimates at 31 December 2022 relating to this stream.
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
Marikana toll treatment arrangement
The Marikana operations entered into a short-term purchase of concentrate and toll treatment arrangement with a third party that commenced on 1 February 2021 and concluded on 31 December 2021. As part of the arrangement, Marikana agreed to buy and toll treat certain metals. A percentage of the toll treated metals is also retained as partial payment for the toll treatment arrangement. Marikana accounts for the inventory received as partial payment for the toll treatment arrangement as deferred revenue at fair value. A further deferred revenue balance is recognised to the extent that cash payment is received for the toll treatment before the performance obligation is satisfied. Deferred revenue is recognised as revenue on a straight-line basis over the term of the performance obligation. The arrangement concluded on 31 December 2021.
AFR – 130

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
The following table summarises the changes in deferred revenue:

Figures in million - SA rand	Note	2022	2021	2020
Balance at beginning of the year		6,360	6,430	8,167
Deferred revenue advance received[1]		24	468	771
BTT early settlement payment		—	—	(787)
Deferred revenue recognised during the period[2]		(290)	(847)	(2,256)
Interest charge	5.2	326	309	349
Loss on BTT early settlement		—	—	186
Balance at the end of the year		6,420	6,360	6,430
Reconciliation of the deferred revenue transactions balance at year end:
Wheaton Stream		6,420	6,292	6,430
Marikana toll treatment arrangement		—	68	—

Reconciliation of the non-current and current portion of the deferred revenue:
Deferred revenue		6,420	6,360	6,430
Current portion of deferred revenue		(21)	(156)	(67)
Non-current portion of deferred revenue		6,399	6,204	6,363
1 The amount received for the year ended 31 December 2022 and 31 December 2021 relates to the toll treatment arrangement entered into by Marikana, representing cash receipts of R24 million (2021: R65 million) and the fair value of inventory received of Rnil (2021: R403 million). The R771 million received in 2020 relates to the WPL forward platinum sale arrangement entered into on 3 March 2020 which concluded on 7 December 2020
2 Revenue recognised during the year of R290 million relates to R198 million recognised on the Wheaton Stream (2021: R447 million, 2020: R344 million) and R92 million recognised on material received during 2021 with respect to the toll treatment arrangement entered into by Marikana during 2021 (2021: R400 million). The remaining revenue recognised for the year ended 31 December 2020 relates to R785 million recognised in respect of the WPL forward platinum sale arrangement entered into on 3 March 2020, R1,108 million recognised in respect of the October 2019 forward gold sale arrangement and R19 million recognised in respect of the BTT, respectively. The October 2019 forward gold sale as well as the BTT concluded during the 2020 financial year
33. Trade and other payables

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

Figures in million - SA rand	2022	2021	2020
Trade creditors	4,147	3,670	4,325
Accruals and other creditors	5,470	5,192	4,166
Other	1,276	1,581	32
Financial liabilities	10,893	10,443	8,523
Payroll creditors	2,496	2,485	2,492
Leave pay accrual	2,123	2,045	2,016
VAT payable	141	189	176
Total trade and other payables	15,653	15,162	13,207
Fair value of trade and other payables
The fair value of trade and other payables approximate the carrying value due to the short maturity.
Liquidity risk
Trade and other creditors are expected to be settled within 12 months from the reporting date (see note 36.2).
AFR – 131

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
34. Cash generated by operations

Figures in million - SA rand	Notes	2022	2021	2020
Profit for the year		18,980	33,796	30,622
Royalties	11.1	1,834	2,714	1,765
Carbon tax		(10)	4	5
Mining and income tax	11.2	8,924	13,761	4,858
Interest income	5.1	(1,203)	(1,202)	(1,065)
Finance expense	5.2	2,840	2,496	3,152
Profit before interest, royalties, carbon tax and tax		31,365	51,569	39,337
Non-cash adjusting items:
Amortisation and depreciation	4	7,087	8,293	7,593
Share-based payments	6.8	218	383	512
Loss on financial instruments		4,279	6,279	1,905
Foreign currency exchange adjustment		82	(394)	(410)
Share of results of equity-accounted investees after tax		(1,287)	(1,989)	(1,700)
Impairments/(reversal of impairments)	10	(6)	5,148	(121)
Loss on settlement of US$ Convertible Bond		—	—	1,507
Early redemption premium on the 2025 Notes		—	196	—
Occupational healthcare (gain)/expense	31	(211)	(14)	52
Loss on deconsolidation of subsidiary	8.1	309	—	—
Profit on sale of Lonmin Canada	8.2	(145)	—	—
Change in estimate of environmental rehabilitation obligation		(99)	(162)	(464)
Deferred revenue recognised	32	(290)	(847)	(2,256)
Loss on BTT early settlement	32	—	—	186
Cash adjusting items:
Income on settlement of dispute	8.2	—	—	(580)
Payment of occupational healthcare liability	31	(66)	(240)	(236)
Other non-cash and cash adjusting items		(490)	(438)	(137)
Total cash generated by operations		40,746	67,784	45,188
35. Change in working capital

Figures in million - SA rand	2022	2021	2020
Inventories	605	1,384	(9,027)
Trade and other receivables	116	(510)	(2,167)
Trade and other payables	(335)	1,581	1,759
Total change in working capital	386	2,455	(9,435)

AFR – 132

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
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
•Other receivables and other payables
Due to the methods applied in calculating the carrying values as described in note 22, the fair values approximate the carrying value.
•Trade and other receivables/payables, and cash and cash equivalents
The carrying amounts approximate fair values due to the short maturity and/or the method applied in calculating the carrying value of these instruments for financial instruments measured at amortised cost. The fair value for trade receivables measured at fair value through profit or loss (PGM concentrate sales) are determined based on ruling market prices, volatilities and interest rates.
•Environmental rehabilitation obligation funds
Environmental rehabilitation obligation funds comprise fixed income portfolio of bonds as well as fixed and notice deposits. The environmental rehabilitation obligation funds are stated at fair value based on the nature of the fund’s investments. The fair value of publicly traded instruments is based on quoted market values.
For the environmental rehabilitation obligation funds categorised as level two on the fair value hierarchy, fixed income portfolio consists of instruments such as government bonds and inflation-linked bonds. Valuations are performed by the fund manager based on the composition of the portfolio, the relevant investment terms and through reference to market-related interest rates.
AFR – 133

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
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
•Asset held for sale
The fair value of the asset held for sale in 2021 was derived from the quoted Generation Mining Limited share price.
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
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)
The following table set out the Group’s significant financial instruments measured at fair value by level within the fair value hierarchy:

Figures in million - SA rand	2022			2021			2020
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2		Level 3
Financial assets measured at fair value
Environmental rehabilitation obligation funds	4,528	778	—	4,477	725	—	4,111	823		—
Trade receivables — PGM concentrate sales	—	3,564	—	—	3,794	—	—	4,030		—
Other investments	2,320	—	855	3,143	—	224	603	—		244
Asset held for sale	—	—	—	—	280	—	—	—		—
Palladium hedge contract	—	50	—	—	286	—	—	—	*	—
* Less than R1 million
36.2 Risk management activities
Controlling and managing risk in the Group
In the normal course of its operations, the Group is exposed to market risks, including commodity price, foreign currency, interest rate, liquidity and credit risk associated with underlying assets, liabilities and anticipated transactions. In order to manage these risks, the Group has developed a comprehensive risk management process to facilitate the control and monitoring of these risks.
Sibanye-Stillwater has policies in areas such as counterparty exposure, hedging practices and prudential limits, which have been approved by Sibanye-Stillwater’s Board of Directors (the Board). Management of financial risk is centralised at Sibanye-Stillwater's treasury department (Treasury), which acts as the interface between Sibanye-Stillwater’s operations and counterparty banks. Treasury manages financial risk in accordance with the policies and procedures established by the Board and executive committee.
The Board has approved dealing limits for money market, foreign exchange and commodity transactions, which Treasury is required to adhere to. Among other restrictions, these limits describe which instruments may be traded and demarcate open position limits for each category as well as indicating counterparty credit-related limits. The dealing exposure and limits are checked and controlled each day and any breaches of these limits and exposures are reported to the CFO.
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
For the year ended 31 December 2022
The financial risk management objectives of the Group are defined as follows:
•Counterparty exposure: the objective is to only deal with a limited number of approved counterparts that are of a sound financial standing and who have an official credit rating. The Group is limited to a maximum investment of 2.5% of the financial institutions’ equity, which is dependent on the institutions’ credit rating. Credit ratings from reputable credit rating agencies are used for financial institutions.
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
Credit risk
Credit risk represents risk that an entity will suffer a financial loss due to the other party of a financial instrument not discharging its obligations.
The Group has reduced its exposure to credit risk by dealing with a limited number of approved counterparties. The Group approves these counterparties according to its risk management policy and ensures that they are of good credit quality.
The carrying value of the financial assets represents the combined maximum credit risk exposure of the Group. Concentration of credit risk on cash and cash equivalents and non-current assets is considered minimal due to the above mentioned investment risk management and counterparty exposure risk management policies (see notes 21, 22, 24 and 25).
The credit risk exposure on the Group’s financial assets is further expressed through the credit ratings of the Group's counterparties (source – Fitch ratings, S&P Global and Global Credit Ratings):
•Cash and cash equivalents: the Group's cash and cash equivalents are held with a small number of financial institutions and banks which are rated between A- and AA+. The high credit ratings support a low probability of default and indicates that the Group's exposure to credit risk is minimal
•Environmental rehabilitation funds: these funds are invested with financial institutions and banks that are rated between A and AA+ and therefore do not expose the Group to material credit risk
•Trade receivables: the Group's trade and other receivables consist largely of gold, PGM and battery metals sales. The Group's exposure to credit risk on these sales is limited due to payment terms of the agreements as well as dealings with a small number of reputable customers. External credit ratings on these customers range between BBB and A, therefore exposure to credit risk is minimal. The risk of default on other receivables is low due to the Group's approval process followed when entering into these transactions.
There has been no significant increase in credit risk on the Group's financial assets since initial recognition.
Liquidity risk
In the ordinary course of business, the Group receives cash proceeds from its operations and is required to fund working capital and capital expenditure requirements. The cash is managed to ensure surplus funds are invested to maximise returns whilst ensuring that capital is safeguarded to the maximum extent possible by investing only with top financial institutions.
Uncommitted borrowing facilities are maintained with several banking counterparties to meet the Group’s normal and contingency funding requirements (see note 28.6, 22.2 and 33).
AFR – 135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
The following are contractually due, undiscounted cash flows resulting from maturities of financial liabilities including interest payments:

Figures in million – SA rand	Total	Within one year	Between one and two years	Between two and three years	Between three and five years	After five years
31 December 2022
Other payables	11,201	4,050	201	467	986	5,497
Trade and other payables	10,893	10,893	—	—	—	—
Borrowings
- Capital
2026 and 2029 Notes	20,436	—	—	—	11,495	8,941
Burnstone Debt	132	—	25	107	—	—
Other borrowings	41	9	7	4	8	13
Franco-Nevada liability	2	2	—	—	—	—
Stillwater Convertible Debentures	4	4	—	—	—	—
- Interest	13,412	862	865	868	1,344	9,473
Total	56,121	15,820	1,098	1,446	13,833	23,924
31 December 2021
Other payables	12,661	4,915	3,062	441	557	3,686
Trade and other payables	10,443	10,443	—	—	—	—
Borrowings
- Capital
2026 and 2029 Notes	19,129	—	—	—	10,760	8,369
Burnstone Debt	1,158	—	—	—	—	1,158
Franco-Nevada liability	2	2	—	—	—	—
Stillwater Convertible Debentures	4	4	—	—	—	—
- Interest	9,341	807	807	807	1,561	5,359
Total	52,738	16,171	3,869	1,248	12,878	18,572
31 December 2020
Other payables	5,089	2,308	1,228	1,318	177	58
Trade and other payables	8,523	8,523	—	—	—	—
Borrowings
- Capital
US$600 million RCF	6,978	873	1,102	5,003	—	—
2022 and 2025 Notes	10,292	—	5,196	—	5,096	—
Burnstone Debt	114	—	—	—	12	102
Franco-Nevada liability	2	2	—	—	—	—
Stillwater Convertible Debentures	4	4	—	—	—	—
- Interest	6,681	809	626	396	542	4,308
Total	37,683	12,519	8,152	6,717	5,827	4,468
Working capital and going concern assessment
For the year ended 31 December 2022, the Group realised a profit of R18,980 million (2021: R33,796 million and 2020: R30,622 million). As at 31 December 2022, the Group’s current assets exceeded its current liabilities by R40,545 million (2021: R44,290 million and 2020: R34,756 million) and the Group’s total assets exceeded its total liabilities by R91,004 million (2021: R81,345 million and 2020: R70,716 million). During the year ended 31 December 2022 the Group generated net cash from operating activities of R15,543 million (2021: R32,256 million and 2020: R27,151 million).
The Group had committed undrawn debt facilities of R16,403 million at 31 December 2022 (2021: R15,749 million and 2020: R7,336 million) and cash balances of R26,076 million (2021: R30,292 million and 2020: R20,240 million). The most immediate debt maturities are the US$600 million USD RCF maturing in April 2023 and the R5.5 billion ZAR RCF maturing in November 2024, both of which were undrawn at 31 December 2022 and at the date of approval of these consolidated financial statements. In addition, the Group concluded its process to refinance and upsize its US$ RCF on 6 April 2023 (see note 41.2). Sibanye-Stillwater’s leverage ratio (net (cash)/debt to adjusted EBITDA) as at 31 December 2022 was (0.14):1 (2021 was (0.17):1 and 2020 was (0.06):1) and its interest coverage ratio (adjusted EBITDA to net finance charges/(income)) was 93:1 (2021 was (5,281):1 and 2020 was 80:1). Both considerably better than the maximum permitted leverage ratio of at most 2.5:1 and minimum required interest coverage ratio of 4.0:1, calculated on a quarterly basis, required under the US$600 million
AFR – 136

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
RCF and the R5.5 billion RCF. At the date of approving these consolidated financial statements there were no significant events which had a significant negative impact on the Group’s strong liquidity position.
Notwithstanding the exceptionally strong liquidity position and financial outlook, events such as the outbreak of infectious diseases or uncontrolled COVID-19 infection rates in recent history could impose restrictions on all or some of our operations. Events such as these could negatively impact the production outlook and deteriorate the Group’s forecasted liquidity position which may require the Group to further increase operational flexibility by adjusting mine plans and reducing capital expenditure. The Group could also, if necessary, consider options to increase funding flexibility which may include, amongst others, additional loan facilities or debt capital market issuances, streaming facilities, prepayment facilities or, if other options are not deemed preferable or achievable by the Board, an equity capital raise. The Group could also, with lender approval, request covenant amendments or restructure facilities. During past adversity, management has successfully implemented similar actions.
Management believes that the cash forecasted to be generated by operations, cash on hand, the committed unutilised debt facilities as well as additional funding opportunities will enable the Group to continue to meet its obligations as they fall due for a period of at least eighteen months after the reporting date. The consolidated financial statements for the year ended 31 December 2022, therefore, have been prepared on a going concern basis.
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
Foreign currency risk
Sibanye-Stillwater’s operations are all located in South Africa except for Stillwater, Mimosa, Keliber and Sandouville, which are located in the US, Zimbabwe, Finland and France, respectively, and its revenues are sensitive to changes in the US dollar gold and PGM price and the SA rand/US dollar and to a lesser extent Euro/US dollar exchange rates (the exchange rates). Depreciation of the SA rand against the US dollar results in Sibanye-Stillwater’s revenues and operating margin increasing. Conversely, should the rand appreciate against the US dollar, revenues and operating margins would decrease. The impact on profitability of any change in the exchange rate can be substantial. Furthermore, the exchange rates obtained when converting US dollars to rand are set by foreign exchange markets over which Sibanye-Stillwater has no control. The relationship between currencies and commodities, which includes the gold price, is complex and changes in exchange rates can influence commodity prices and vice versa.
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
Currency risk also exists on account of financial instruments being denominated in a currency that is not the functional currency and being of a monetary nature. This includes but is not limited to US$600 million RCF, to the extent drawn (see note 28.1), Burnstone Debt (see note 28.4) and the Franco-Nevada liability.
For additional disclosures, see notes 3 and 28.
Foreign currency economic hedging experience
During 2022, 2021 and 2020 a number of intra month (i.e. up to 21 days) forward exchange rate contracts were executed to hedge a known currency inflow.
At 31 December 2022 and 2020, the Group had no outstanding foreign currency contract positions. At 31 December 2021, Sibanye-Stillwater had a foreign currency contract position of US$18 million at a weighted average rate of R15.89/US$.
Commodity price risk
The market price of commodities has a significant effect on the results of operations of the Group and the ability of the Group to pay dividends and undertake capital expenditures. The gold and PGM basket prices and battery metal prices have historically fluctuated widely and are affected by numerous industry factors over which the Group does not have any control (see note 24). The aggregate effect of these factors on the gold and PGM basket prices, all of which are beyond the control of the Group, is difficult for the Group to predict.
AFR – 137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
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
Commodity price hedging experience
At 31 December 2022, Sibanye-Stillwater had a palladium commodity price hedge outstanding for a total of 30,000oz palladium at a floor price of US$1,800/oz and capped price of US$3,300/oz, which commenced in February 2022 and matures in March 2023.
Commodity price contract position
As of 31 December 2022, 2021 and 2020, Sibanye-Stillwater had no outstanding commodity forward sale contracts for mined production.
Interest rate risk
The Group’s income and operating cash flows are impacted by changes in market interest rates. The Group’s interest rate risk arises from long-term borrowings.
For additional disclosures, see to note 28.6.
37. Commitments

Figures in million - SA rand	2022	2021	2020
Capital expenditure
Authorised	43,616	19,983	7,535
Kloof	1,731	1,593	1,516
Driefontein	990	877	885
Beatrix	262	317	169
SGL corporate	521	1,086	961
Cooke	3	3	54
Burnstone	2,741	4,353	8
Kroondal	332	395	319
Platinum Mile	25	17	—
Rustenburg operation	2,697	3,348	2,574
Marikana	27,955	6,841	63
Sandouville	290	—	—
Keliber	4,324	—	—
Other[1]	1,745	1,153	986
Contracted for	4,113	3,826	1,866
Other guarantees[2]	3,314	2,653	1,488
1 Includes authorised capital expenditure relating to DRDGOLD of R1,458 million (2021: R549 million, 2020: R605 million)
2 Included in the amount are guarantees related to the Marikana operations of R2.2 billion (2021: R2.1 billion, 2020: R0.9 billion). The Group has an insurance policy over these guarantees which includes a pledge of non-financial and financial assets of Sibanye UK, LSA UK Limited, WPL, EPL, Messina Limited and Messina Platinum Mines Limited (collectively the insured entities) in the event that the insured entities enter liquidation. At 31 December 2022, the insured entities' total assets amounted to R58,873 million which includes property, plant and equipment of R6,815 million, trade receivables of R7,684 million, inventory of R8,821 million and cash and cash equivalents of R5,220 million. Management does not expect the policy to be triggered due to the financial position and liquidity of the Group
Commitments will be funded from internal sources and to the extent necessary from borrowings. This expenditure primarily relates to mining activities, infrastructure, hostel upgrades as well as the development of K4, Burnstone and Keliber.

AFR – 138

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
38. Contingent liabilities

Significant accounting judgements and estimates
Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within the control of the Group occur or fail to occur or for contingent liabilities where a present obligation arising from a past event exists but is not recognised because either it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be determined with sufficient reliability.
The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

Notice from Appian Capital to commence legal proceedings
On 26 October 2021, Sibanye-Stillwater entered into share purchase agreements to acquire the Santa Rita nickel mine and Serrote copper mine (the Atlantic Nickel SPA and the MVV SPA, respectively) from affiliates of Appian Capital Advisory LLP (Appian). Subsequent to signing the agreements, Appian informed Sibanye-Stillwater that a geotechnical event occurred at the Santa Rita open pit operation. After becoming aware of the geotechnical event, Sibanye-Stillwater assessed the event and its effect and concluded that the event was and was reasonably expected to be material and adverse to the business, financial condition, results of operations, the properties, assets, liabilities or operations of Santa Rita. Accordingly, pursuant to the terms of the Atlantic Nickel SPA, on 24 January 2022, Sibanye-Stillwater gave notice of termination of the Atlantic Nickel SPA. As the MVV SPA was conditional on the closing of the Atlantic Nickel SPA, which had become impossible to satisfy, on the same date Sibanye-Stillwater also gave notice of termination of the MVV SPA.
On 27 May 2022, Appian initiated legal proceedings before the High Court of England and Wales against Sibanye-Stillwater. On 3 August 2022, the Group filed its defence. Sibanye-Stillwater’s view is that the Atlantic Nickel SPA and the MVV SPA were rightfully terminated and the Group is confident that the claim will be defended successfully. The trial is set to begin in June 2024, with the key pre-trial steps taking place over the remainder of 2023. The proceedings are in early stages and additional information and estimates of potential outcomes are unavailable.

AFR – 139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
39. Related-party transactions
Sibanye-Stillwater entered into related-party transactions with Rand Refinery, and its subsidiaries during the year. The transactions with these related parties are generally conducted with terms comparable to transactions with third parties, however in certain circumstances such as related-party loans, the transactions were not at arm’s length.
See note 1.3 for the Group structure, which provides further detail on the relationship between the parent and subsidiary companies.
Rand Refinery
Rand Refinery, in which Sibanye-Stillwater holds a 44.4% interest, has an agreement with the Group whereby it refines all of the Group’s gold production. For the year ended 31 December 2022, the Group received a dividend of R307 million (2021: R329 million and 2020: R112 million) from Rand Refinery, and sold gold and paid refining fees to Rand Refinery. See note 18.1 for additional information in respect of the Group’s investment in Rand Refinery.
The table below details the transactions and balances between the Group and its related parties:

Figures in million - SA rand	2022	2021	2020
Rand Refinery
Gold sales	187	319	298
Refining fees paid	(24)	(40)	(31)
Trade payable	(6)	(7)	(6)
Key management remuneration
Total key management personnel compensation recognised under IFRS1:

Figures in thousands - SA rand	2022	2021	2020
Short-term employee benefits	127,542	90,179	110,134
Post-employment benefits	6,957	4,421	6,009
Share-based payment	65,338	104,550	127,097
Total	199,837	199,150	243,240
1 In 2021, Sibanye-Stillwater introduced a new executive level of management (referred to as the C-suite). Therefore from 2021, only C-suite members (prescribed officers) and executive directors are disclosed under IFRS as key management personnel of Sibanye-Stillwater. For 2020, key management personnel included EVPs and executive directors
Other related party transaction
During the year, the Group sold equipment through an advertised bid process to Neal Froneman for a cash consideration of R75,000. The equipment was originally purchased by the Group in June 2016 for an amount of R201,653, and was fully depreciated and no longer in use at the time of disposal.

AFR – 140

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
40. Directors' and prescribed officers' remuneration
The disclosure below incorporates remuneration for services rendered to various companies within the Group during the year.
The executive directors and prescribed officers were paid the following remuneration during the year:

Figures in thousands - SA rand	Salary	Cash bonus accrued for 2022 paid in 2023	Accrual of share-based payment benefits	Pension scheme total contributions	Expense allowance and other benefits	2022	2021	2020
Executive directors
Neal Froneman[1]	13,824	12,066	170,348	1,268	526	198,032	291,582	57,973
Charl Keyter	6,875	5,542	73,960	982	123	87,482	143,428	28,963
Prescribed officers[2]
Chris Bateman								66,959
Shadwick Bessit								14,789
Hartley Dikgale								29,159
Dawie Mostert	4,728	3,789	41,530	645	73	50,765	71,734	16,655
Themba Nkosi	4,199	3,193	38,620	403	65	46,480	58,648	15,286
Wayne Robinson								19,272
Richard Stewart	5,734	4,703	48,961	644	83	60,125	83,011	18,873
Robert van Niekerk	5,784	4,641	67,465	643	99	78,632	114,686	22,975
Laurent Charbonnier[3]	10,067	6,995	4,663	81	2,296	24,102	23,472	2,614
Lerato Legong	3,947	3,010	2,007	538	51	9,553	7,679	2,875
Mika Seitovirta[4]	6,896	3,532	2,355	1,242	1,874	15,899	245	—
Charles Carter[5]	7,160	5,505	3,670	511	162	17,008	—	—
Total	69,214	52,976	453,579	6,957	5,352	588,078	794,485	296,393
1 Entered into a dual service contract with effect 1 May 2018. Remuneration paid by Stillwater in US dollars was converted at the average exchange rate of R16.37/US$ (2021: R14.79/US$ and 2020: R16.46/US$) for the year ended 31 December 2022
2 In 2021, Sibanye-Stillwater introduced a new executive level of management (referred to as the C-suite). Therefore from 2021, only C-suite members are disclosed as prescribed officers of Sibanye-Stillwater. In 2020, the following individuals were also disclosed as prescribed officers:
•Chris Bateman — ceased performing an EVP role on 6 September 2020
•Shadwick Bessit — ceased performing an EVP role on 16 January 2021
•Hartley Dikgale — ceased performing an EVP role on 31 March 2020
•Wayne Robinson — not a C-suite member
3 Assumed a prescribed officer role on 16 November 2020, remuneration paid in GBP was converted at the average exchange rate of R20.18/GBP (2021: R20.33/GBP and 2020: R21.10/GBP) for the year ended 31 December 2022
4 Assumed a prescribed officer role on 14 December 2021, remuneration paid in Euros was converted at the average exchange rate of R17.20/Euro (2021: R17.49/Euro) for the year ended 31 December 2022
5 Assumed a prescribed officer role on 23 May 2022, remuneration paid in US dollars converted at the average exchange rate of R16.37/US$

AFR – 141

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
The non-executive directors were paid the following fees during the year:

Figures in thousands - SA rand	Directors fees	Committee fees	Expense allowance	2022	2021	2020
Timothy Cumming	1,127	982	103	2,212	2,229	1,909
Savannah Danson	1,127	774	—	1,901	2,062	1,680
Harry Kenyon-Slaney	1,296	1,095	151	2,542	2,369	2,114
Richard Menell	2,288	232	215	2,735	2,719	2,114
Nkosemntu Nika	1,127	690	26	1,843	1,742	1,708
Keith Rayner	1,127	1,169	—	2,296	2,385	1,864
Susan van der Merwe	1,127	690	13	1,830	1,742	1,716
Jeremiah Vilakazi	1,127	535	—	1,662	1,795	1,422
Vincent Maphai	3,405	—	—	3,405	3,265	2,756
Elaine Dorward-King	1,296	531	976	2,803	1,618	1,107
Sindiswa Zilwa	1,127	694	—	1,821	1,807	—
Wang Bin	—	—	—	—	—	327
Lu Jiongjie	—	—	—	—	—	327
Total	16,174	7,392	1,484	25,050	23,733	19,044
The directors’ and prescribed officers’ (including their associates) direct and indirect share ownership at 31 December 2022 was:

	Number of shares			%
	2022	2021	2020	2022	2021	2020
Executive directors
Neal Froneman[1,2]	8,559,665	6,636,286	4,829,128	0.30	0.24	0.17
Charl Keyter[2]	1,466,181	2,866,791	1,775,994	0.05	0.10	0.06
Non-executive directors
Timothy Cumming[2]	6,000	6,000	1,242	—	—	—
Richard Menell[2]	10,125	15,125	84,625	—	—	—
Keith Rayner[2]	68,992	68,992	68,992	—	—	—
Susan van der Merwe[2]	1,028	1,028	1,027	—	—	—
Jeremiah Vilakazi[2]	4,220	2,000	—	—	—	—
Vincent Maphai[2]	199,724	152,135	50,000	0.01	0.01	—
Savannah Danson[2]	16,519	2,519	2,519	—	—	—
Harry Kenyon-Slaney[2,3]	16,852	16,852	16,852	—	—	—
Elaine Dorward-King[2,4]	10,000	10,000	4,800	—	—	—
Total share ownership by directors	10,359,306	9,777,728	6,835,179
Prescribed officers[5]
Chris Bateman			—			—
Shadwick Bessit			94,707			—
Hartley Dikgale			—			—
Dawie Mostert[2]	136,302	26,466	38,975	—	—	—
Themba Nkosi[2,6]	251,583	204,533	59,022	0.01	0.01	—
Wayne Robinson			184,333	—	—	0.01
Richard Stewart[2]	788,771	739,633	105,303	0.03	0.03	—
Robert van Niekerk[2]	1,766,770	875,261	24,341	0.06	0.03	—
Laurent Charbonnier[2,7]	151,012	151,012	35,620	0.01	0.01	—
Charles Carter[2,8]	300,000	—	—	0.01	—	—
Total	13,753,744	11,774,633	7,377,480
1 Neal Froneman and his associates hold 225,408 ADRs at 31 December 2022 (2021: 90,479, 2020: 3,213) which convert to 901,632 (2021: 361,916, 2020: 12,852) ordinary shares in the Company
2 Share ownership (including shares held by associates) in the Company at the date of this report was unchanged, except for the following:
•Neal Froneman — 8,833,665
•Charl Keyter — 1,616,481
•Vincent Maphai — 217,135
AFR – 142

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
For the year ended 31 December 2022
•Themba Nkosi — 283,753
•Charles Carter — 440,000
3 Harry Kenyon-Slaney and his associates hold 4,213 ADRs at 31 December 2022 (2021 and 2020:4,213) which convert to 16,852 (2021 and 2020: 16,852) ordinary shares in the Company
4 Elaine Dorward-King and her associates hold 2,500 ADRs at 31 December 2022 (2021: 2,500, 2020: 1,200) which convert to 10,000 (2021: 10,000, 2020: 4,800) ordinary shares in the Company
5 In 2021, Sibanye-Stillwater introduced a new executive level of management (referred to as the C-suite). Therefore from 2021, only C-suite members are disclosed as prescribed officers of Sibanye-Stillwater. In 2020, the following individuals were also disclosed as prescribed officers:
•Chris Bateman — ceased performing an EVP role on 6 September 2020
•Shadwick Bessit — ceased performing an EVP role on 16 January 2021
•Hartley Dikgale — ceased performing an EVP role on 31 March 2020
•Wayne Robinson — not a C-suite member
6 Themba Nkosi and his associates hold 5,300 ADRs at 31 December 2022 which convert into 21,200 ordinary shares in the Company
7 Laurent Charbonnier and his associates hold 37,753 ADRs at 31 December 2022 (2021: 37,753, 2020: 8,905) which convert to 151,012 (2021: 151,012, 2020: 35,620) ordinary shares in the Company
8 Charles Carter and his associates hold 75,000 ADRs at 31 December 2022 which convert to 300,000 ordinary shares in the Company
41. Events after reporting date
There were no events that could have a material impact on the financial results of the Group after 31 December 2022 up to the date on which the consolidated financial statements for the year ended 31 December 2022 were authorised for issue, other than those disclosed below.
41.1 Section 189A consultations
On 9 March 2023, Sibanye-Stillwater announced that the consultation process entered into in terms of Section 189A of the Labour Relations Act (S189) with organised labour and other affected stakeholders, regarding the proposed restructuring of the Group's SA gold operations pursuant to ongoing losses experienced at the Beatrix 4 shaft and the impact of depleting mineral reserves at the Kloof 1 plant, as previously announced on 1 November 2022, have been concluded.
41.2 Refinancing of the US$600 million RCF
Sibanye-Stillwater concluded the refinancing of its US$600 million RCF on 6 April 2023. The new facility is a minimum of US$1 billion RCF for a term of three years, with two optional 1-year extensions (3 + 1 + 1), from the effective date of the facility. The facility will be used in financing of the Group's ongoing capital expenditure, working capital and general corporate expenditure requirements, which may include the financing of future acquisitions or business combinations. The RCF is linked to a Secured Overnight Financing Rate which is a recently effective interest rate published as part of the IBOR reform.
41.3 Off-market takeover offer for New Century
On 21 February 2023, Sibanye-Stillwater announced the launch of an off-market takeover offer, through its wholly-owned subsidiary Sibanye Resources Australia Proprietary Limited, at A$1.10 cash consideration per share for all the shares in New Century that Sibanye-Stillwater does not own. Prior to the takeover offer, Sibanye-Stillwater was the largest shareholder in New Century with a shareholding of 19.9%. Sibanye-Stillwater will pay up to A$120 million should it acquire the additional shares in New Century under the takeover offer. As at 21 April 2023, Sibanye-Stillwater successfully obtained a total shareholding in New Century of 95.5% at a cash consideration amounting to A$113 million for the additional shares purchased. The proposed takeover is in line with the Group’s strategy to invest in the circular economy and to be a global leader in tailings retreatment and recycling.
Management is in the process of identifying and measuring the assets and liabilities in accordance with IFRS 3 for, amongst others, property, plant and equipment, contingent liabilities, inventory, provisions, as well as any deferred tax implications to the extent applicable. Management is also still in the process of assessing certain inputs and assumptions and gathering information that may impact the identification and fair value of the net assets.
41.4 Financial support of A$30 million to New Century
Record levels of rainfall affecting North Queensland, Australia during early March 2023 resulted in flooding at the Century mine and the Karumba port facility. The extent of the flooding event resulted in the temporary suspension of operations, with the related production shortfall expected to impact New Century's short-term liquidity position. As a result, the Board of Sibanye-Stillwater approved financial support of up to A$30 million for New Century, subject to certain conditions.

AFR – 143

SHAREHOLDER INFORMATION
Registered shareholder spread at 31 December 2022

	Number of holders	% of total shareholders	Number of shares[2]	% of shares in issue[1,3]
1-1,000 shares	42,827	75.30	8,789,552	0.31
1,001-10,000 shares	11,019	19.38	33,436,702	1.18
10,001-100,000 shares	2,002	3.52	63,209,088	2.23
100,001-1,000,000 shares	797	1.40	256,533,080	9.06
1,000,001 shares and above	227	0.40	2,468,401,829	87.21
Total	56,872	100.00	2,830,370,251	100.00
1 Figures may not add due to rounding
2 As of 31 March 2023, the issued share capital of Sibanye-Stillwater consisted of 2,830,567,264 ordinary shares
3 To our knowledge: (1) Sibanye-Stillwater is not directly or indirectly owned or controlled (a) by another entity or (b) by any foreign government; and (2) there are no arrangements the operation of which may at a subsequent date result in a change in control of Sibanye-Stillwater. To the knowledge of Sibanye-Stillwater’s management, there is no controlling shareholder of Sibanye-Stillwater
Public and non-public shareholdings at 31 December 2022

Shareholder type	Number of holders	% of total shareholders	Number of shares	% of shares in issue
Non-public shareholders	35	0.06	536,459,081	18.95
Directors and associates	11	0.02	10,359,306	0.37
Prescribed Officers and associates	6	0.01	3,394,438	0.12
Share trust	1	0.00	19,233,755	0.68
Government Employees Pension Fund (PIC)[1]	17	0.03	503,471,582	17.79
Public shareholders	56,837	99.94	2,293,911,170	81.05
Total	56,872	100.00	2,830,370,251	100.00
1 This is the aggregate shareholding for the Government Employees Pension Fund the majority of which is managed by the Public Investment Corporation (PIC)
Foreign custodians above 5% at 31 December 2022

	Number of shares	% of shares in issue
The Bank of New York Mellon (ADR Sponsor)	529,817,698	18.72
State Street Bank & Trust Co	255,426,393	9.02
JPMorgan Chase & Co.	197,741,037	6.99
CitiBank Inc.	151,718,018	5.36
AFR – 144

SHAREHOLDER INFORMATION continued
Beneficial shareholder categories at 31 December 2022

	Number of holders	% of shareholders	Number of shares	% of shares in issue
Other Managed Funds	54,727	96.23	81,688,414	2.89
Pension Funds	468	0.82	762,530,763	26.94
Unit Trusts/Mutual Fund	706	1.24	720,671,758	25.46
Private Investor	438	0.77	108,733,303	3.84
American Depository Receipts	144	0.25	529,817,698	18.72
Custodians	92	0.16	67,196,992	2.37
Insurance Companies	56	0.10	68,207,143	2.41
Exchange-Traded Fund	54	0.09	82,089,900	2.90
Trading Position	37	0.07	142,237,192	5.03
Sovereign Wealth	34	0.06	201,781,852	7.13
Medical Aid Scheme	28	0.05	7,826,265	0.28
Hedge Fund	22	0.04	11,815,072	0.42
University	20	0.04	4,936,165	0.17
Charity	14	0.02	2,264,036	0.08
Stock Brokers	7	0.01	2,107,061	0.07
ESG	6	0.01	567,989	0.02
Investment Trust	5	0.01	14,315,547	0.51
Corporate Holding	4	0.01	17,546,232	0.62
Foreign Government	4	0.01	564,283	0.02
Local Authority	3	0.01	3,301,451	0.12
Black Economic Empowerment	2	—	142,135	0.01
Venture Capital	1	—	29,000	—
Total	56,872	100.00	2,830,370,251	100.00
AFR – 145

SHAREHOLDER INFORMATION continued
The tables below show the change in the percentage ownership of Sibanye-Stillwater’s major shareholders, to the knowledge of Sibanye- Stillwater’s management, between 2020 and 2022.
Investment management shareholdings more than 5% at 31 December1

	2022		2021		2020
	Number of shares	% of shares in issue	Number of shares	% of shares in issue	Number of shares	% of shares in issue
Government Employees Pension Fund (PIC)[2]	433,088,187	15.30	422,136,705	15.03	336,133,667	11.50
Allan Gray Proprietary Limited	195,293,037	6.90	167,557,050	5.97	114,906,710	3.93
BlackRock Inc	153,391,012	5.42	150,428,228	5.36	195,153,251	6.67
1 A list of the investment managers holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, 5% or more of the issued share capital of Sibanye-Stillwater as of 31 March 2023 is set forth below:

	Number of shares	% of shares in issue
Government Employees Pension Fund (PIC)[2]	440,935,517	15.58
Allan Gray Proprietary Limited	193,615,653	6.84
2 This represents funds managed by the PIC as an investment fund manager, which holds the majority of its shares on behalf of the Government Employees Pension Fund
Beneficial shareholdings more than 5% at 31 December1

	2022		2021		2020
	Number of shares	%	Number of shares	%	Number of shares	%
Gold One South Africa SPV (RF) Proprietary Limited	14,855,857	0.52	81,331,203	2.90	148,390,135	5.08
Government Employees Pension Fund (PIC)[2]	503,471,582	17.79	498,129,067	17.72	400,925,568	13.71
1 A list of the individuals and organisations holding, to the knowledge of Sibanye-Stillwater’s management, directly or indirectly, 5% or more of the issued share capital of Sibanye-Stillwater as of 31 March 2023 is set forth below:

	Number of shares	% of shares in issue
Government Employees Pension Fund (PIC)[2]	510,581,845	18.04
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
The principal non-United States trading market for the ordinary shares of Sibanye-Stillwater is the JSE Limited, on which they trade under the symbol “SSW”. Sibanye-Stillwater’s American depositary shares (ADSs) trade in the United States on the NYSE under the symbol “SBSW”. The ADRs representing the ADSs are issued by The Bank of New York Mellon (BNYM) as depositary under the ADR program. Each ADS represents four ordinary shares.
No public takeover offers by third parties have been made in respect of Sibanye-Stillwater’s shares or by Sibanye-Stillwater in respect of other companies’ shares during the last and current fiscal year, other than Sibanye-Stillwater's public takeover offer for New Century Resources Limited. See – Consolidated financial statements – Notes to the consolidated financial statements – Note 41.3: Off-market takeover offer for New Century.
AFR – 146

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
Sindiswa Zilwa*
* Independent non-executive
^ Lead independent director

INVESTOR ENQUIRIES
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Mobile: +27 83 453 4014
Email: james.wellsted@sibanyestillwater.com
or ir@sibanyestillwater.com

JSE SPONSOR
JP Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road
Illovo
Johannesburg 2196
South Africa
Private Bag X9936
Sandton 2146
South Africa
AUDITORS
Ernst & Young Inc. (EY)
102 Rivonia Road
Sandton 2196
South Africa
Private Bag X14
Sandton 2146
South Africa
Tel: +27 11 772 3000
AMERICAN DEPOSITARY RECEIPTS
TRANSFER AGENT
BNY Mellon Shareowner Correspondence (ADR)
Mailing address of agent:
Computershare
PO Box 43078
Providence, RI 02940-3078
Overnight/certified/registered delivery:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
US toll free: + 1 888 269 2377
Tel: +1 201 680 6825
Email: shrrelations@cpushareownerservices.com
Tatyana Vesselovskaya
Relationship Manager - BNY Mellon
Depositary Receipts
Email: tatyana.vesselovskaya@bnymellon.com
TRANSFER SECRETARIES SOUTH AFRICA
Computershare Investor Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248

AFR – 147

ABOUT OUR FULL SUITE OF REPORTS

2022 OVERVIEW
Lithium: 193.6kt LCE Mineral Reserves & 366.1kt LCE Mineral Resources	US PGM: 26.3Moz 2E Mineral Reserves & 84.2Moz 2E Mineral Resources	SA PGM: 31.4Moz 4E Mineral Reserves & 177.3Moz Mineral Resources

A maiden lithium (Li) Mineral Reserve following the completion of a positive Feasibility Study (FS) and the approval for construction at the Keliber Project in Finland, and a 248% increase in Li Mineral Resources driven by our increase in Keliber shareholding to 84.96% (2021: 26.6%), and successful exploration (+30.4kt LCE).

The 2E PGM Mineral Reserves and life of mine (LoM) plans reflect the repositioning of the US PGM operations during 2022. The current Mineral Reserves support a 42 year LoM, based on a build up to 700koz of annual 2E production from 2026.

Depletion of 1.9Moz during 2022, was partly
off-set by the conclusion of a positive feasibility study at the 50% owned Mimosa North Hill Project (+1.5Moz), which is currently under Board consideration for construction.
The Mineral Reserves estimate at our SA PGM operations remain conservative, with significant study work in progress on the very large Mineral Resource base which can be leveraged under the right investment climate.

SA Gold: 12.9Moz Mineral Reserves & 69.3Moz Mineral Resources	Uranium: 66.6Mlb U3O8 Mineral Resources & Copper: 13,468.4 Mlb Mineral Resources	Zinc: 445.5Mlb Mineral Reserves & 798.5Mlb Mineral Resources
Stable Mineral Reserves at our SA gold operations with decreases at our managed operations off-set by increases at DRDGOLD.	U3O8 and copper Mineral Resources remained largely unchanged year on year, outside minor attributable interest changes.	Attributable zinc Mineral Reserves and Mineral Resources at the non-managed New Century zinc tailings retreatment operation in Queensland, Australia.

OUR 2022 REPORTS	These reports cover the financial year from 1 January to 31 December 2022*

INTEGRATED REPORT	NOTICE OF ANNUAL GENERAL MEETING AND SUMMARISED FINANCIALS	GROUP ANNUAL FINANCIAL REPORT	COMPANY FINANCIAL STATEMENTS	MINERAL RESOURCES AND MINERAL RESERVES REPORT

About our cover designs: The artistic design of the covers speaks to the drive and potential of our people to innovate and find better ways to harness the value of our resource base, fulfilling our purpose to safeguard sustainability through our metals. The contrasting mesh of natural and industrial landscapes indicates how human progress and prosperity are made possible by the majesty of nature, which demands our respect.

¸ All of our 2022 reports, together with supporting documents, are available on our website: www.sibanyestillwater.com/newsinvestors/reports/annual
*This report contains information for the financial year ended 31 December 2022. Where relevant or otherwise required, additional information is included up to date 24 April 2023

SUPPORTING FACT SHEETS AND SUPPLEMENTARY INFORMATION AVAILABLE ONLINE

•Progressing the UN’s SDGs
•Environmental incidents in 2022
•Biodiversity management
•Social and labour plans (SLPs): Summary of projects in South Africa
•Care for iMali: Taking care of personal finance
•Sustainability content index
•Tailings management
•Combating illegal mining
•Sibanye-Stillwater’s ICMM self-assessment for 2022
•The Good Neighbor Agreement
•Definitions for sustainability/ESG indicators
•Application of King IV Principles in 2022
•Climate change related disclosure

4 EUROPE

BATTERY METALS DEVELOPMENT STAGE	96
Keliber Lithium Project	96

5 AUSTRALIA

ZINC OPERATION	101
New Century	101

We welcome your feedback
Your feedback and suggestions are welcome. Please direct them to James Wellsted, Head of Investor relations and Corporate affairs: ir@sibanyestillwater.com ¸ www.sibanyestillwater.com

R&R - 1

R&R - 2

INTRODUCTION
Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has controlling interests in leading mine tailings retreatment operations.
Sibanye-Stillwater has established itself as one of the world’s largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally.
Our fundamental strategic goal is to ensure that we consistently deliver on our purpose to ‘safeguard global sustainability through our metals and energy solutions’ while strengthening our position as a leading international mining Group and ensuring we are true to our vision ‘to be a leader in superior shared value for all stakeholders. Everything we do is driven by our iCARES values of innovation, commitment, accountability, respect, enabling and safety.
Keliber development project exploration drilling

R&R - 3

CORPORATE GOVERNANCE AND REGULATORY COMPLIANCE
Sibanye-Stillwater is listed on the JSE and the NYSE and is required to comply with both Section 12.13 of the JSE Listings Requirements and the requirements of SK-1300.
For the Southern Africa (SA) production (operations), development and exploration properties, including the non-managed properties (DRDGOLD and Mimosa), the Mineral Resources and Mineral Reserves, and the mineral asset valuations supporting the Mineral Reserve estimates, have been prepared in compliance with the South African Code for Reporting of the Exploration Results, Mineral Resources and Mineral Reserves (SAMREC 2016 edition, including Table 1 and Appendices) and the South African Code for the Reporting of Mineral Asset Valuation (SAMVAL 2016 edition), and all requirements thereof have been complied with. This disclosure is also compliant with JSE Listings Requirements Section 12.13.
For the international, non-managed Marathon, Altar and Rio Grande exploration properties (all non-material assets), the original estimates were prepared in compliance with the Canadian NI43-101; and for the New Century, Rhyolite Ridge and Keliber properties in compliance with the Australian JORC Code, which are both Committee for Mineral Reserves International Reporting Standards (CRIRSCO) sister codes of SAMREC and SAMVAL. The Company has verified them for alignment to SAMREC/SAMVAL and SK-1300, and believe that the final estimates would be similar (barring reporting methodology), and that the estimates can be considered current.
In complying with the requirements of SK-1300, this document serves to satisfy both the Summary disclosure requirements set out under Item 1303 of SK-1300 (Item 1303)and Individual Material Property disclosure requirements set out under Item 1304 of SK-1300 (Item 1304). Section 1 contains all Summary Disclosure related information set out under Item 1303, while Section 2, 3, 4 and 5 contains Individual Material Property Disclosure information required under Item 1304 of SK-1300 for material properties.. To ensure alignment and continuity with past disclosures, the Group is also disclosing additional and relevant information on non-material properties in Sections 2-5, but in a less comprehensive format and sequenced last.
This report also complies with the internal controls disclosure requirements set out under Item 1305 of SK-1300 (Item 1305). Disclosure pursuant to Item 1305 can be found in Section 2, 3, 4 and 5.

MATERIAL PROPERTIES
A comprehensive materiality assessment has been conducted on the Group’s Mineral Properties, which led to the identification of seven (2021: six) material properties which are the key drivers to the Groups’ Mineral Reserves, revenue, profits and strategy.
The properties considered material for the purpose of SK-1300 are listed below.
PGM
•Americas: the US PGM operations consisting of the East Boulder and Stillwater mines
•Southern Africa: the Marikana, Rustenburg (SRPM), and Kroondal operations
GOLD
•Southern Africa: the Kloof and Driefontein operations
BATTERY METALS
•Finland: the Keliber lithium project
In support of the material property disclosure, compliant technical report summaries (TRS) have been prepared and filed for all material properties. The TRS’s for US PGM (East Boulder and Stillwater), Marikana, Rustenburg, Kroondal, Kloof and Driefontein were filed with the United Sates Securities and Exchange Commission (SEC) on Form 6-K and incorporated by reference as exhibits to the 2021 annual report on Form 20-F filed with the SEC on 22 April 2022 and these TRS can be accessed via EDGAR. For the 2022 reporting period, the only additional TRS that is filed is for the Keliber Lithium Project, where the Group has increased it’s stake from 26.6% to 84.96% during the year, and have approved the construction of the Kokkola Lithium Hydroxide refinery. No material changes in Mineral Resources or Mineral Reserves have been identified year-on-year in the other six material properties that would warrant the filing of a new TRS.
The estimates under SK-1300 align with the SAMREC-compliant estimates, and Mineral Resources are reported both inclusive and exclusive of Mineral Reserves to satisfy both reporting jurisdictions.

R&R - 4

LOCATION OF OUR OPERATIONS AND PROJECTS

R&R - 5

LOCATION OF OUR OPERATIONS AND PROJECTS continued

AMERICAS
PGMs
Sibanye-Stillwater wholly owns and operates PGM mining and processing operations and mining claims (together known as the US PGM operations) that are located in Montana, US. These assets include the Stillwater mine (inclusive of the Stillwater East mine), the East Boulder mine, two concentrator plants, and PGM mining claims located near the town of Nye. In addition, we own and operate a metallurgical smelter and base metals refinery complex situated in the town of Columbus, Montana, which also serves as the base for our PGM recycling business, which recovers PGMs from recycled catalytic converters.
The Group also has an 18.19% equity holding in Generation Mining, the owners and operator of the Marathon PGM project in Canada. During 2022, the Group sold Lonmin Canada Inc., including the Denison project, to Magna Mining Inc., resulting in the related attributable Mineral Resources being removed from our inventory.
Battery Metals
The Group holds a 6.95% interest in ioneer Limited, the owner and operator of the Rhyolite Ridge Lithium and Boron project in Nevada, with an option to enter into a 50:50 JV on the project.
The project aims to be the first new lithium producer in the USA in over 50 years, The project has entered the final permitting phase, with the a final record of decision (ROD) expected in Q1 2024.
The Group also holds non-managed interests in two copper-gold porphyry exploration projects in Argentina, namely Altar (100%, under management agreement) and Rio Grande (17.59%).
SOUTHERN AFRICA
PGMs
The SA PGM operations comprise of three managed PGM-producing underground operations (Marikana, Rustenburg and Kroondal), as well as an open-pit operation situated at Kroondal. In addition, the PGM segment has a 50% attributable, non-managed, underground operation (Mimosa) in Zimbabwe.
The Rustenburg (74% attributable) and Kroondal (50% attributable) operations produce concentrate which is processed in terms toll-treatment (Rustenburg) and purchase of concentrate (POC) agreements by Rustenburg Platinum Mines Ltd, a division of Anglo American Platinum.
The Marikana operation (80.64% attributable) processes its own as well as third party concentrate via a metallurgical smelter and base metals refinery situated at the operations, and a precious metals refinery complex located in Brakpan, to the east of Johannesburg.
Apart from the primary mining operations, significant tailings retreatment operations exist:
•The Platinum Mile tailings retreatment facility (100% owned and managed) recovers PGMs from the live tailings streams of the Rustenburg (Waterval and Retrofit) concentrator plants
•The Western Limb Tailings Retreatment (WLTR) plant recovers PGMs from historic TSF’s at the Rustenburg operation
•The Bulk Tailings Treatment (BTT) facility recovers chrome and PGM’s from the ETD1 TSF at the Marikana operation
•The Eastern Tailings Treatment Project (ETTP) facility recovers chrome and PGMs from live tailings material from the EPL concentrator at the Marikana operation
•At the Rustenburg, Kroondal and Marikana operations, chrome concentrate is recovered as a by-product from the UG2 tailings streams

The Akanani exploration project (80.13% attributable) is an exploration asset on the northern limb of the Bushveld Igneous Complex (BIC) near the town of Mokopane. The Limpopo exploration project, located approximately 50km southeast of Mokopane, consists of the care and maintenance Baobab operation (80.64% attributable), the Dwaalkop mining right (50:50 JV area with Northam, 40.32% attributable), and the Doornvlei mining right (80.64% attributable).
The Blue Ridge Platinum exploration project – a 50% attributable joint venture (JV) with Imbani Platinum (Pty) Ltd – has been on care and maintenance since 2011.
Gold
The SA gold operations are made up of four managed, producing, underground and surface operations in South Africa, namely the Kloof (100% attributable), Driefontein (100% attributable) and Cooke (76% attributable) operations in the West Wits region, and Beatrix (100% attributable) operation in the Free State province.
Burnstone (100% attributable) is a development project in the Mpumalanga province. In addition to its gold mining activities, Sibanye-Stillwater owns and manages significant metallurgical processing facilities at all its operations where gold-bearing ore is processed, and gold extracted.
Wholly-owned and managed projects in study phase include Bloemhoek, De Bron Merriespruit and Beisa. Bloemhoek and De Bron Merriespruit form part of the Southern Free State (SOFS) exploration project. Beisa is a uranium and gold project located at the Beatrix operation.
The Group also reports Mineral Resources and Mineral Reserves on an attributable basis for DRDGOLD Limited (DRDGOLD) due to its 50.33% equity interest. DRDGOLD operates the Far West Gold Recoveries (FWGR) and the ERGO Gold Recoveries Operations.
Green Metals
Significant quantities of uranium are present in the historic TSFs of the Cooke operation, as well as in the Beisa Reef at the Beatrix operation. These are considered exploration projects even though they occur within existing operational mining right areas.
EUROPE
Battery Metals
During 2022, Sibanye-Stillwater increased its shareholding in the Keliber lithium project in Finland to a controlling 84.96% (2021: 26.6%). On 28 November 2022, the Board approved the development of the Keliber Lithium Project, beginning with the construction of the lithium-hydroxide refinery. Significant exploration activities are also ongoing at the extensive mineral title holdings.
AUSTRALIA
Green Metals
The Group holds a 19.89% equity position in New Century Resources Limited (New Century), an Australian company focused on the economic re-treatment and rehabilitation of TSFs, which currently operates the largest tailings retreatment operation in Australia, the Century Zinc mine in Queensland.
In-line with its strategic intention to invest in a unique global portfolio of green metals and energy solutions that reverse climate change, in early 2023 the Group announced its intention to make a takeover bid to New Century shareholders to acquire up to 100% of New Century's share capital.
The offer to New Century shareholders has been well received with Sibanye-Stillwater’s interest in New Century increasing to 92.5% as at 4 April 2023.

R&R - 6

GROUP MINERAL RESOURCES
AND MINERAL RESERVES SUMMARY
Group material mineral property summary

Commodity	Region	Stage	Property name	Area (ha)	Attributable ownership	Ownership type	Mine type	Operator	Mineralisation style
PGM	Americas	Production	Stillwater and East Boulder	9,775	100%	Fully owned private subsidiary	Underground	Sibanye Stillwater Ltd	Magmatic
PGM	Southern Africa	Production	Marikana	26,223	80.64%	Majority owned private subsidiary	Underground	Sibanye Stillwater Ltd	Magmatic
PGM	Southern Africa	Production	Rustenburg	15,898	74/86.35%	Majority owned private subsidiary	Underground	Sibanye Stillwater Ltd	Magmatic
PGM	Southern Africa	Production	Kroondal	8,122	50%	Joint venture (JV) via fully owned private subsidiary	Underground & open pit	Sibanye Stillwater Ltd	Magmatic
Gold	Southern Africa	Production	Kloof	20,087	100%	Fully owned private subsidiary	Underground	Sibanye Stillwater Ltd	Paleoplacer
Gold	Southern Africa	Production	Driefontein	8,561	100%	Fully owned private subsidiary	Underground	Sibanye Stillwater Ltd	Paleoplacer
Lithium	Europe	Development	Keliber	3,038	84.96%	Majority owned private subsidiary	Underground & open pit	Sibanye Stillwater Ltd	Magmatic
Group non-material mineral property summary

Commodity	Region	Stage	Property name	Area (ha)	Attributable ownership	Ownership type	Mine type	Operator	Mineralisation style
PGM	Americas	Exploration	Marathon*	19,625	18.19%	Equity in listed entity	Open pit	Generation Mining	Magmatic
PGM	Southern Africa	Production	Mimosa*	6,594	50%	JV	Underground	Mimosa Mining Pty Ltd	Magmatic
PGM	Southern Africa	Exploration	Akanani	4,095	80.13%	Majority owned private subsidiary	Underground	Sibanye Stillwater Ltd	Magmatic
PGM	Southern Africa	Exploration	Limpopo	5,706	40.32/80.64%	Majority owned private subsidiary & JV via majority owned subsidiary	Underground	Sibanye Stillwater Ltd	Magmatic
PGM	Southern Africa	Exploration	Blue Ridge	1,889	50%	JV via fully owned private subsidiary	Underground	Sibanye Stillwater Ltd	Magmatic
Gold	Southern Africa	Production	Beatrix	16,821	100%	Sibanye Stillwater Ltd	Underground	Sibanye Stillwater Ltd	Paleoplacer
Gold	Southern Africa	Production	Cooke	14,724	76%	Majority owned private subsidiary	Re-treatment	Sibanye Stillwater Ltd	Tailings
Gold	Southern Africa	Production	DRDGOLD*	31,566	50%	Equity in listed entity	Re-treatment	DRDGOLD Ltd	Tailings
Gold	Southern Africa	Development	Burnstone	13,136	100%	Fully owned private subsidiary	Underground	Sibanye Stillwater Ltd	Paleoplacer
Gold	Southern Africa	Exploration	SOFS	17,022	100%	Fully owned private subsidiary	Underground	Sibanye Stillwater Ltd	Paleoplacer
Uranium	Southern Africa	Exploration	Beisa (Beatrix)	16,821	100%	Fully owned private subsidiary	Underground	Sibanye Stillwater Ltd	Paleoplacer
Uranium	Southern Africa	Exploration	Cooke (TSF's)	8,119	76%	Majority owned private subsidiary	Re-treatment	Sibanye Stillwater Ltd	Tailings
Lithium	Americas	Exploration	Rhyolite Ridge*	3,160	6.95%	Equity in listed entity	Open pit	ioneer Ltd	Sedimentary
Copper	Americas	Exploration	Altar*	8,440	100%	Fully owned private subsidiary	Underground & open pit	Aldebaran Resources Ltd	Magmatic
Copper	Americas	Exploration	Rio Grande*	16,953	17.59%	Equity in listed entity	Underground & open pit	Aldebaran Resources Ltd	Magmatic
Zinc	Australia	Production	Century*	75,784	19.89%	Equity in listed entity	Re-treatment	New Century Resource Ltd	Tailings
* Non-Managed
Group production summary

	Year ended 31 December
Region	2022			2021			2020
	Milled	Yield	Produced	Milled	Yield	Produced	Milled	Yield	Produced
	kt	g/t	2E/4E/AU koz	kt	g/t	2E/4E/AU koz	kt	g/t	2E/4E/AU koz
US PGM	1154	11.3	421	1,469	12.1	570	1,487	12.6	603
SA PGM	36,644	1.4	1,668	38,307	1.5	1,836	32,416	1.5	1,527
SA Gold	36,172	0.5	621	44,402	0.8	1,073	41,226	0.7	983
Encumbrances
Their are no Group significant or material encumbrances in the mineral properties licensing tenure that would restrict our planned mining activities.

R&R - 7

GROUP MINERAL RESOURCES AND MINERAL RESERVES SUMMARY continued
MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES AT 31 DECEMBER 2022

Mineral Resources Inclusive of Mineral Reserves
			31 Dec 2022				31 Dec 2021
PGM OPERATIONS			Tonnes	Grade	PGM	PGM 100%	Tonnes	Grade	PGM	PGM 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Americas¹	Stillwater and	Measured	42.6	13.7	18.7	18.7	39.9	14.7	18.9	18.9
	East Boulder**	Indicated	50.4	12.8	20.7	20.7	59.1	13.8	26.1	26.1
		Measured + Indicated	93.0	13.2	39.4	39.4	99.0	14.1	45.0	45.0
		Inferred	114.0	12.2	44.8	44.8	113.6	12.2	44.6	44.6
Southern Africa²	Marikana**	Measured	73.1	4.2	9.9	12.2	73.3	4.2	9.9	12.3
		Indicated	513.4	4.1	67.8	84.1	513.4	4.1	68.1	84.4
		Measured + Indicated	586.5	4.1	77.7	96.3	586.6	4.1	78.0	96.8
		Inferred	179.4	4.4	25.1	31.2	178.9	4.4	25.2	31.2
	Rustenburg**	Measured	287.8	4.5	41.9	56.6	308.3	4.4	43.2	58.4
		Indicated	112.7	5.4	19.4	25.4	88.6	5.3	15.1	20.5
		Measured + Indicated	400.6	4.8	61.3	82.0	396.9	4.6	58.4	78.9
		Inferred	14.9	5.6	2.7	3.5	11.0	5.6	2.0	2.7
	Kroondal**	Measured	25.0	3.3	2.7	5.4	27.8	3.3	3.0	5.9
		Indicated	4.7	3.8	0.6	1.2	4.8	3.8	0.6	1.2
		Measured + Indicated	29.8	3.4	3.3	6.6	32.5	3.4	3.6	7.1
		Inferred	2.5	2.9	0.2	0.5	2.5	2.9	0.2	0.5
	Mimosa	Measured	33.7	3.5	3.8	7.6	31.0	3.5	3.5	7.0
		Indicated	13.1	3.5	1.5	3.0	17.7	3.5	2.0	4.0
		Measured + Indicated	46.9	3.5	5.3	10.6	48.7	3.5	5.5	11.0
		Inferred	15.5	3.4	1.7	3.4	17.2	3.4	1.9	3.7
OPERATIONS Total Measured + Indicated			1,156.7	5.0	186.9	234.9	1,163.8	5.1	190.5	238.7
OPERATIONS – Grand total			1,483.0	5.5	261.5	318.2	1,486.9	5.5	264.3	321.4
PGM EXPLORATION
Americas	Marathon	Measured	18.8	0.8	0.5	2.8	23.4	0.8	0.6	2.8
		Indicated	21.5	0.6	0.4	2.3	26.7	0.6	0.5	2.3
		Measured + Indicated	40.3	0.7	0.9	5.1	50.1	0.7	1.1	5.1
		Inferred	5.0	0.5	0.1	0.4	6.2	0.5	0.1	0.4
	Denison	Measured	—	—	—	—	0.1	6.2	0.0	0.0
		Indicated	—	—	—	—	1.1	2.8	0.1	0.1
		Measured + Indicated	—	—	—	—	1.2	3.0	0.1	0.2
		Inferred	—	—	—	—	1.3	2.7	0.1	0.2
Southern Africa	Akanani	Measured	—	—	—	—	—	—	—	—
		Indicated	164.5	4.2	22.0	27.5	164.5	4.2	22.0	27.5
		Measured + Indicated	164.5	4.2	22.0	27.5	164.5	4.2	22.0	27.5
		Inferred	87.9	3.4	9.6	12.0	87.9	3.4	9.6	12.0
	Limpopo	Measured	1.8	4.2	0.2	0.3	1.8	4.2	0.2	0.3
		Indicated	80.0	4.1	10.5	17.6	73.6	4.3	10.3	17.2
		Measured + Indicated	81.7	4.1	10.7	17.9	75.4	4.3	10.5	17.5
		Inferred	70.9	4.0	9.2	14.2	67.9	4.2	9.1	14.0
	Blue Ridge	Measured	—	—	—	—	—	—	—	—
		Indicated	9.2	3.2	1.0	1.9	9.2	3.2	1.0	1.9
		Measured + Indicated	9.2	3.2	1.0	1.9	9.2	3.2	1.0	1.9
		Inferred	6.7	3.0	0.6	1.3	6.7	3.0	0.6	1.3
EXPLORATION Total Measured + Indicated			295.7	3.6	34.6	52.4	300.3	3.6	34.8	52.1
EXPLORATION – Grand Total			466.1	3.6	54.1	80.3	470.3	3.6	54.4	80.0
PGM TOTAL Measured + Indicated			1,452.4	4.7	221.5	287.3	1,464.1	4.8	225.2	290.9
PGM TOTAL			1,949.1	5.0	315.6	398.5	1,957.2	5.1	318.7	401.5
** Material property under SK-1300

R&R - 8

GROUP MINERAL RESOURCES AND MINERAL RESERVES SUMMARY continued

Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2022				31 Dec 2021
PGM OPERATIONS			Tonnes	Grade	PGM	PGM 100%	Tonnes	Grade	PGM	PGM 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Americas¹	Stillwater and	Measured	19.3	10.4	6.4	6.4	15.1	14.3	6.9	6.9
	East Boulder**	Indicated	19.1	7.9	4.8	4.8	19.9	13.7	8.8	8.8
		Measured + Indicated	38.3	9.1	11.3	11.3	35.0	14.0	15.7	15.7
		Inferred	114.0	12.2	44.8	44.8	113.6	12.2	44.6	44.6
Southern Africa²	Marikana**	Measured	53.0	4.0	6.8	8.4	47.7	3.9	6.0	7.5
		Indicated	379.4	3.9	47.3	58.7	392.6	3.9	49.6	61.5
		Measured + Indicated	432.5	3.9	54.1	67.1	440.3	3.9	55.6	69.0
		Inferred	172.4	4.4	24.2	30.0	178.6	4.4	25.1	31.2
	Rustenburg**	Measured	178.2	5.1	29.1	39.3	177.7	5.1	29.0	39.1
		Indicated	107.3	5.4	18.6	24.3	82.9	5.4	14.3	19.3
		Measured + Indicated	285.5	5.2	47.7	63.6	260.6	5.2	43.2	58.4
		Inferred	14.9	5.6	2.7	3.5	11.0	5.6	2.0	2.7
	Kroondal**	Measured	15.5	3.4	1.7	3.4	15.8	3.4	1.7	3.4
		Indicated	4.7	3.8	0.6	1.2	4.8	3.8	0.6	1.2
		Measured + Indicated	20.3	3.5	2.3	4.5	20.5	3.5	2.3	4.6
		Inferred	2.5	2.9	0.2	0.5	2.5	2.9	0.2	0.5
	Mimosa	Measured	16.0	3.4	1.8	3.5	16.0	3.4	1.8	3.5
		Indicated	8.4	3.5	1.0	1.9	8.4	3.5	1.0	1.9
		Measured + Indicated	24.4	3.5	2.7	5.4	24.4	3.5	2.7	5.4
		Inferred	15.5	3.4	1.7	3.4	17.2	3.4	1.9	3.7
OPERATIONS Total Measured + Indicated			801.0	4.6	118.0	151.9	780.9	4.8	119.6	153.2
OPERATIONS – Grand total			1,120.2	5.3	191.6	234.1	1,103.8	5.4	193.4	235.8
PGM EXPLORATION
Americas	Marathon	Measured	18.8	0.8	0.5	2.8	23.4	0.8	0.6	2.8
		Indicated	21.5	0.6	0.4	2.3	26.7	0.6	0.5	2.3
		Measured + Indicated	40.3	0.7	0.9	5.1	50.1	0.7	1.1	5.1
		Inferred	5.0	0.5	0.1	0.4	6.2	0.5	0.1	0.4
	Denison	Measured	—	—	—	—	0.1	6.2	0.0	0.0
		Indicated	—	—	—	—	1.1	2.8	0.1	0.1
		Measured + Indicated	—	—	—	—	1.2	3.0	0.1	0.2
		Inferred	—	—	—	—	1.3	2.7	0.1	0.2
Southern Africa	Akanani	Measured	—	—	—	—	—	—	—	—
		Indicated	164.5	4.2	22.0	27.5	164.5	4.2	22.0	27.5
		Measured + Indicated	164.5	4.2	22.0	27.5	164.5	4.2	22.0	27.5
		Inferred	87.9	3.4	9.6	12.0	87.9	3.4	9.6	12.0
	Limpopo	Measured	1.8	4.2	0.2	0.3	1.8	4.2	0.2	0.3
		Indicated	80.0	4.1	10.5	17.6	73.6	4.3	10.3	17.2
		Measured + Indicated	81.7	4.1	10.7	17.9	75.4	4.3	10.5	17.5
		Inferred	70.9	4.0	9.2	14.2	67.9	4.2	9.1	14.0
	Blue Ridge	Measured	—	—	—	—	—	—	—	—
		Indicated	9.2	3.2	1.0	1.9	9.2	3.2	1.0	1.9
		Measured + Indicated	9.2	3.2	1.0	1.9	9.2	3.2	1.0	1.9
		Inferred	6.7	3.0	0.6	1.3	6.7	3.0	0.6	1.3
EXPLORATION Total Measured + Indicated			295.7	3.6	34.6	52.4	300.3	3.6	34.8	52.1
EXPLORATION – Grand Total			466.1	3.6	54.1	80.3	470.3	3.6	54.4	80.0
PGM TOTAL Measured + Indicated			1,096.7	4.3	152.6	204.3	1,081.3	4.4	154.4	205.3
PGM TOTAL			1,586.4	4.8	245.7	314.4	1,574.1	4.9	247.8	315.8
** Material property under SK-1300

R&R - 9

GROUP MINERAL RESOURCES AND MINERAL RESERVES SUMMARY continued

Mineral Reserves
			31 Dec 2022				31 Dec 2021
PGM OPERATIONS			Tonnes	Grade	PGM	PGM 100%	Tonnes	Grade	PGM	PGM 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Americas¹	Stillwater and	Proved	10.0	13.5	4.3	4.3	8.2	15.4	4.1	4.1
	East Boulder**	Probable	50.3	13.6	22.0	22.0	60.1	12.0	23.2	23.2
		Proved + Probable	60.2	13.6	26.3	26.3	68.3	12.4	27.3	27.3
Southern Africa²	Marikana**	Proved	21.5	3.9	2.7	3.4	22.6	3.9	2.9	3.6
		Probable	117.9	3.9	14.7	18.2	121.6	3.9	15.1	18.8
		Proved + Probable	139.4	3.9	17.4	21.6	144.2	3.9	18.0	22.3
	Rustenburg**	Proved	79.3	3.5	9.0	12.2	83.4	3.5	9.5	12.9
		Probable	24.7	1.4	1.1	1.5	41.7	1.5	2.0	2.6
		Proved + Probable	103.9	3.0	10.2	13.7	125.1	2.9	11.5	15.5
	Kroondal**	Proved	8.0	2.6	0.7	1.3	10.4	2.6	0.9	1.7
		Probable	—	—	—	—	—	—	—	—
		Proved + Probable	8.0	2.6	0.7	1.3	10.4	2.6	0.9	1.7
	Mimosa	Proved	20.1	3.5	2.2	4.5	8.2	3.6	0.9	1.9
		Probable	8.6	3.4	1.0	1.9	7.7	3.5	0.9	1.7
		Proved + Probable	28.7	3.5	3.2	6.4	15.8	3.5	1.8	3.6
PGM TOTAL Proved + Probable			340.3	5.3	57.7	69.3	363.9	5.1	59.4	70.5

Mineral Resources Inclusive of Mineral Reserves
			31 Dec 2022				31 Dec 2021
GOLD OPERATIONS			Tonnes	Grade	Gold	Gold 100%	Tonnes	Grade	Gold	Gold 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Southern Africa	Kloof**	Measured	32.8	11.4	12.0	12.0	34.5	11.3	12.6	12.6
		Indicated	35.8	6.8	7.9	7.9	35.7	7.0	8.0	8.0
		Measured + Indicated	68.6	9.0	19.9	19.9	70.2	9.1	20.6	20.6
		Inferred	21.7	8.7	6.1	6.1	28.1	11.5	10.4	10.4
	Driefontein**	Measured	20.7	11.0	7.3	7.3	21.1	10.9	7.4	7.4
		Indicated	11.7	9.0	3.4	3.4	12.2	8.5	3.3	3.3
		Measured + Indicated	32.4	10.2	10.7	10.7	33.3	10.0	10.7	10.7
		Inferred	1.3	4.8	0.2	0.2	0.8	6.6	0.2	0.2
	Beatrix	Measured	25.7	6.5	5.4	5.4	26.5	6.4	5.4	5.4
		Indicated	25.2	5.3	4.3	4.3	25.6	5.2	4.3	4.3
		Measured + Indicated	50.9	5.9	9.6	9.6	52.1	5.8	9.7	9.7
		Inferred	1.6	4.4	0.2	0.2	1.7	4.2	0.2	0.2
	Cooke	Measured	159.6	0.3	1.3	1.7	159.6	0.3	1.3	1.7
		Indicated	43.3	0.3	0.4	0.6	45.6	0.3	0.5	0.6
		Measured + Indicated	202.9	0.3	1.7	2.3	205.2	0.3	1.8	2.3
		Inferred	—	—	—	—	—	—	—	—
	DRDGOLD	Measured	244.8	0.3	2.5	5.0	255.0	0.3	2.6	5.2
		Indicated	285.8	0.2	2.3	4.5	290.1	0.2	2.3	4.6
		Measured + Indicated	530.5	0.3	4.8	9.5	545.1	0.3	4.9	9.8
		Inferred	10.7	0.2	0.1	0.2	10.8	0.2	0.1	0.2
OPERATIONS Total Measured + Indicated			885.3	1.6	46.7	51.9	905.9	1.6	47.7	53.1
OPERATIONS - Grand total			920.7	1.8	53.3	58.6	947.2	1.9	58.6	64.1
GOLD DEVELOPMENT
Southern Africa	Burnstone	Measured	1.1	6.2	0.2	0.2	1.1	6.2	0.2	0.2
		Indicated	25.5	5.6	4.6	4.6	25.5	5.6	4.6	4.6
		Measured + Indicated	26.6	5.7	4.8	4.8	26.6	5.7	4.8	4.8
		Inferred	31.5	4.2	4.3	4.3	31.5	4.2	4.3	4.3
DEVELOPMENT Total Measured + Indicated			26.6	5.7	4.8	4.8	26.6	5.7	4.8	4.8
DEVELOPMENT - Grand Total			58.1	4.9	9.1	9.1	58.1	4.9	9.1	9.1
** Material property under SK-1300

R&R - 10

GROUP MINERAL RESOURCES AND MINERAL RESERVES SUMMARY continued

Mineral Resources Inclusive of Mineral Reserves
			31 Dec 2022				31 Dec 2021
GOLD OPERATIONS			Tonnes	Grade	Gold	Gold 100%	Tonnes	Grade	Gold	Gold 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
GOLD EXPLORATION
Southern Africa	SOFS	Measured	—	—	—	—	—	—	—	—
		Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Measured + Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Inferred	4.0	3.6	0.5	0.5	4.0	3.6	0.5	0.5
Americas	Altar	Measured	637.9	0.1	2.4	2.4	637.9	0.1	2.4	2.4
		Indicated	580.3	0.1	1.5	1.5	580.3	0.1	1.5	1.5
		Measured + Indicated	1,218.2	0.1	3.9	3.9	1,218.2	0.1	3.9	3.9
		Inferred	190.4	0.1	0.4	0.4	190.4	0.1	0.4	0.4
	Rio Grande	Measured	—	—	—	—	—	—	—	—
		Indicated	12.5	0.4	0.1	0.8	14.1	0.4	0.2	0.8
		Measured + Indicated	12.5	0.4	0.1	0.8	14.1	0.4	0.2	0.8
		Inferred	7.2	0.3	0.1	0.4	8.2	0.3	0.1	0.4
	Marathon	Measured	18.8	0.1	0.04	0.2	23.4	0.1	0.1	0.2
		Indicated	21.5	0.1	0.04	0.2	26.7	0.1	0.05	0.2
		Measured + Indicated	40.3	0.1	0.1	0.4	50.1	0.1	0.1	0.4
		Inferred	5.0	0.03	0.01	0.03	6.25	0.03	0.01	0.03
	Denison	Measured	—	—	—	—	0.1	1.4	0.004	0.01
		Indicated	—	—	—	—	1.1	0.4	0.01	0.02
		Measured + Indicated	—	—	—	—	1.2	0.5	0.02	0.03
		Inferred	—	—	—	—	1.3	0.4	0.02	0.03
EXPLORATION Total Measured + Indicated			1,315.0	0.2	10.6	11.6	1,327.7	0.2	10.6	11.6
EXPLORATION - Grand Total			1,521.7	0.2	11.5	12.9	1,537.8	0.2	11.6	12.9
GOLD TOTAL Measured + Indicated			2,226.9	0.9	62.1	68.4	2,260.2	0.9	63.2	69.6
GOLD TOTAL			2,500.5	0.9	73.9	80.6	2,543.1	1.0	79.3	86.1

Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2022				31 Dec 2021
GOLD OPERATIONS			Tonnes	Grade	Gold	Gold 100%	Tonnes	Grade	Gold	Gold 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Southern Africa	Kloof**	Measured	24.9	11.2	9.0	9.0	26.7	11.1	9.5	9.5
		Indicated	33.3	6.6	7.1	7.1	32.0	6.7	6.9	6.9
		Measured + Indicated	58.2	8.6	16.1	16.1	58.7	8.7	16.4	16.4
		Inferred	21.7	8.7	6.1	6.1	28.1	11.5	10.4	10.4
	Driefontein**	Indicated	16.7	9.4	5.0	5.0	16.0	9.1	4.7	4.7
		Measured	9.9	8.2	2.6	2.6	10.0	7.9	2.5	2.5
		Measured + Indicated	26.6	8.9	7.7	7.7	26.0	8.7	7.2	7.2
		Inferred	1.3	4.8	0.2	0.2	0.8	6.6	0.2	0.2
	Beatrix	Measured	20.6	6.4	4.2	4.2	21.7	6.3	4.4	4.4
		Indicated	24.7	5.3	4.2	4.2	24.7	5.2	4.2	4.2
		Measured + Indicated	45.2	5.8	8.4	8.4	46.4	5.7	8.5	8.5
		Inferred	1.6	4.4	0.2	0.2	1.7	4.2	0.2	0.2
	Cooke	Measured	107.7	0.3	0.9	1.2	156.0	0.3	1.3	1.7
		Indicated	87.9	0.3	0.8	1.0	39.7	0.3	0.4	0.5
		Measured + Indicated	195.7	0.3	1.7	2.2	195.7	0.3	1.7	2.2
		Inferred	—	—	—	—	—	—	—	—
	DRDGOLD	Measured	33.2	0.3	0.3	0.6	—	—	—	—
		Indicated	188.7	0.2	1.5	3.0	290.1	0.2	2.3	4.6
		Measured + Indicated	222.0	0.3	1.8	3.6	290.1	0.2	2.3	4.6
		Inferred	10.7	0.2	0.1	0.2	10.8	0.2	0.1	0.2
OPERATIONS Total Measured + Indicated			547.7	2.0	35.6	37.9	617.0	1.8	36.2	39.0
OPERATIONS - Grand total			583.2	2.2	42.2	44.6	658.3	2.2	47.1	50.0
** Material property under SK-1300

R&R - 11

GROUP MINERAL RESOURCES AND MINERAL RESERVES SUMMARY continued

Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2022				31 Dec 2021
GOLD OPERATIONS			Tonnes	Grade	Gold	Gold 100%	Tonnes	Grade	Gold	Gold 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
GOLD DEVELOPMENT
Southern Africa	Burnstone	Measured	0.3	13.4	0.1	0.1	0.3	13.8	0.1	0.1
		Indicated	5.8	11.1	2.1	2.1	5.8	11.5	2.1	2.1
		Measured + Indicated	6.0	11.2	2.2	2.2	6.0	11.6	2.2	2.2
		Inferred	31.5	4.2	4.3	4.3	31.5	4.2	4.3	4.3
DEVELOPMENT Total Measured + Indicated			6.0	11.2	2.2	2.2	6.0	11.6	2.2	2.2
DEVELOPMENT - Grand Total			37.6	5.3	6.5	6.5	37.5	5.4	6.5	6.5
GOLD EXPLORATION
Southern Africa	SOFS	Measured	—	—	—	—	—	—	—	—
		Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Measured + Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Inferred	4.0	3.6	0.5	0.5	4.0	3.6	0.5	0.5
Americas	Altar	Measured	637.9	0.1	2.4	2.4	637.9	0.1	2.4	2.4
		Indicated	580.3	0.1	1.5	1.5	580.3	0.1	1.5	1.5
		Measured + Indicated	1,218.2	0.1	3.9	3.9	1,218.2	0.1	3.9	3.9
		Inferred	190.4	0.1	0.4	0.4	190.4	0.1	0.4	0.4
	Rio Grande	Measured	—	—	—	—	—	—	—	—
		Indicated	12.5	0.4	0.1	0.8	14.1	0.4	0.2	0.8
		Measured + Indicated	12.5	0.4	0.1	0.8	14.1	0.4	0.2	0.8
		Inferred	7.2	0.3	0.1	0.4	8.2	0.3	0.1	0.4
	Denison	Measured	—	—	—	—	0.1	1.4	0.004	0.01
		Indicated	—	—	—	—	1.1	0.4	0.01	0.02
		Measured + Indicated	—	—	—	—	1.2	0.5	0.02	0.03
		Inferred	—	—	—	—	1.3	0.4	0.02	0.03
	Marathon	Measured	18.8	0.1	0.04	0.2	23.4	0.1	0.1	0.2
		Indicated	21.5	0.1	0.04	0.2	26.7	0.1	0.05	0.2
		Measured + Indicated	40.3	0.1	0.1	0.4	50.1	0.1	0.1	0.4
		Inferred	5.0	0.03	0.01	0.03	6.2	0.03	0.01	0.03
EXPLORATION Total Measured + Indicated			1,315.0	0.2	10.6	11.6	1,327.7	0.2	10.6	11.6
EXPLORATION - Grand Total			1,521.7	0.2	11.5	12.9	1,537.8	0.2	11.6	12.9
GOLD TOTAL Measured + Indicated			1,868.8	0.8	48.3	51.7	1,950.7	0.8	49.0	52.9
GOLD TOTAL			2,142.4	0.9	60.1	63.9	2,233.6	0.9	65.2	69.4
Note: Mineral Resources and Mineral Reserves are attributable, and metal content is additionally stated on a 100% basis
1 For the US PGM operations, PGM is represented by the 2E (Pt and Pd)
2 For the SA PGM operations, PGM is represented by the 4E (Pt, Pd, Rh and Au)
3 For the Lithium Mineral Resources, LCE content was calculated by multiplying the Li (%) content by a factor of 5.323. Lithium Hydroxide Monohydrate (LiOH.H2O)
can be derived from LCE by dividing by a factor of 0.88
Columbus metallurgical complex

R&R - 12

GROUP MINERAL RESOURCES AND MINERAL RESERVES SUMMARY continued

Mineral Reserves
			31 Dec 2022				31 Dec 2021
GOLD OPERATIONS			Tonnes	Grade	Gold	Gold 100%	Tonnes	Grade	Gold	Gold 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Southern Africa	Kloof**	Proved	11.0	6.1	2.1	2.1	12.7	6.2	2.5	2.5
		Probable	7.5	5.4	1.3	1.3	7.7	4.9	1.2	1.2
		Proved + Probable	18.6	5.8	3.4	3.4	20.3	5.7	3.8	3.8
	Driefontein**	Proved	5.8	8.4	1.6	1.6	7.7	8.4	2.1	2.1
		Probable	5.6	7.9	1.4	1.4	4.2	7.2	1.0	1.0
		Proved + Probable	11.4	8.1	3.0	3.0	11.9	8.0	3.0	3.0
	Beatrix	Proved	5.9	3.8	0.7	0.7	6.8	3.9	0.8	0.8
		Probable	0.7	3.1	0.1	0.1	0.9	2.7	0.1	0.1
		Proved + Probable	6.7	3.7	0.8	0.8	7.7	3.7	0.9	0.9
	Cooke	Proved	—	—	—	—	—	—	—	—
		Probable	7.3	0.3	0.1	0.1	9.5	0.3	0.1	0.1
		Proved + Probable	7.3	0.3	0.1	0.1	9.5	0.3	0.1	0.1
	DRDGOLD	Proved	205.0	0.3	2.2	4.3	122.5	0.3	1.3	2.6
		Probable	103.5	0.2	0.8	1.6	132.5	0.3	1.3	2.6
		Proved + Probable	308.5	0.3	3.0	5.9	255.0	0.3	2.6	5.2
OPERATIONS Total Proved + Probable			352.4	0.9	10.3	13.2	304.4	1.1	10.4	13.0
GOLD DEVELOPMENT
Southern Africa	Burnstone	Proved	—	—	—	—	—	—	—	—
		Probable	20.5	4.0	2.7	2.7	20.6	3.9	2.6	2.6
		Proved + Probable	20.5	4.0	2.7	2.7	20.6	3.9	2.6	2.6
DEVELOPMENT Total Proved + Probable			20.5	4.0	2.7	2.7	20.6	3.9	2.6	2.6
GOLD TOTAL Proved + Probable			373.0	1.1	12.9	15.9	325.0	1.2	13.0	15.6

Mineral Resources Inclusive of Mineral Reserves
			31 Dec 2022				31 Dec 2021
LITHIUM DEVELOPMENT			Tonnes	Li	LCE	LCE 100%	Tonnes	Li	LCE	LCE 100%
			(Mt)	(%)	(kt)	(kt)	(Mt)	(%)	(kt)	(kt)
Europe³	Keliber**	Measured	3.7	0.55	106.4	125.3	1.1	0.55	33.3	125.3
		Indicated	8.0	0.48	202.4	238.3	2.4	0.48	62.0	232.9
		Measured + Indicated	11.6	0.50	308.9	363.5	3.6	0.50	95.3	358.2
		Inferred	2.8	0.38	57.2	67.4	0.4	0.42	9.8	36.9
DEVELOPMENT – Grand Total			14.5	0.48	366.1	430.9	4.0	0.49	105.1	395.1
LITHIUM EXPLORATION
Americas³	Rhyolite Ridge	Measured	2.7	0.17	24.8	356.8	2.8	0.17	25.4	356.8
		Indicated	6.1	0.16	50.4	725.2	6.3	0.16	51.6	725.2
		Measured + Indicated	8.8	0.16	75.2	1,082.0	9.0	0.16	77.0	1,082.0
		Inferred	1.4	0.16	11.6	166.8	1.4	0.16	11.9	166.8
EXPLORATION – Grand Total			10.2	0.16	86.8	1,248.8	10.4	0.16	88.9	1,248.8
LITHIUM TOTAL Measured + Indicated			20.4	0.35	384.1	1,445.5	12.6	0.26	172.3	1,440.2
LITHIUM TOTAL			24.6	0.35	452.9	1,679.7	14.4	0.25	194.0	1,643.9
** Material property under SK-1300

R&R - 13

GROUP MINERAL RESOURCES AND MINERAL RESERVES SUMMARY continued

Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2022				31 Dec 2021
LITHIUM DEVELOPMENT			Tonnes	Li	LCE	LCE 100%	Tonnes	Li	LCE	LCE 100%
			(Mt)	(%)	(kt)	(kt)	(Mt)	(%)	(kt)	(kt)
Europe³	Keliber**	Measured	0.5	0.47	13.5	15.8	1.1	0.55	33.3	125.3
		Indicated	3.3	0.48	86.1	101.4	2.4	0.48	62.0	232.9
		Measured + Indicated	3.9	0.48	99.6	117.2	3.6	0.50	95.3	358.2
		Inferred	2.8	0.38	57.1	67.3	0.4	0.42	9.8	36.9
DEVELOPMENT – Grand Total			6.7	0.44	156.7	184.5	4.0	0.49	105.1	395.1
LITHIUM EXPLORATION
Americas³	Rhyolite Ridge	Measured	2.7	0.17	24.8	356.8	2.8	0.17	25.4	356.8
		Indicated	6.1	0.16	50.4	725.2	6.3	0.16	51.6	725.2
		Measured + Indicated	8.8	0.16	75.2	1,082.0	9.0	0.16	77.0	1,082.0
		Inferred	1.4	0.16	11.6	166.8	1.4	0.16	11.9	166.8
EXPLORATION – Grand Total			10.2	0.16	86.8	1,248.8	10.4	0.16	88.9	1,248.8
LITHIUM TOTAL Measured + Indicated			12.7	0.26	174.8	1,199.2	12.6	0.26	172.3	1,440.2
LITHIUM TOTAL			16.9	0.27	243.5	1,433.3	14.4	0.25	194.0	1,643.9

Mineral Reserves
			31 Dec 2022				31 Dec 2021
LITHIUM DEVELOPMENT			Tonnes	Li	LCE	LCE 100%	Tonnes	Li	LCE	LCE 100%
			(Mt)	(%)	(kt)	(kt)	(Mt)	(%)	(kt)	(kt)
Europe³	Keliber**	Proved	3.3	0.48	85.4	100.5	—	—	—	—
		Probable	4.9	0.42	108.2	127.3	—	—	—	—
LITHIUM TOTAL Proved + Probable			8.2	0.44	193.6	227.9	—	—	—	—

Mineral Resources
			31 Dec 2022				31 Dec 2021
COPPER EXPLORATION			Tonnes	Grade	Copper	Copper 100%	Tonnes	Grade	Copper	Copper 100%
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Americas	Altar	Measured	637.9	0.4	6,095.0	6,095.0	637.9	0.4	6,095.0	6,095.0
		Indicated	580.3	0.4	5,293.0	5,293.0	580.3	0.4	5,293.0	5,293.0
		Measured + Indicated	1,218.2	0.4	11,388.0	11,388.0	1,218.2	0.4	11,388.0	11,388.0
		Inferred	190.4	0.4	1,750.0	1,750.0	190.4	0.4	1,750.0	1,750.0
	Rio Grande	Measured	—	—	—	—	—	—	—	—
		Indicated	12.5	0.3	82.4	468.5	14.1	0.3	93.2	468.5
		Measured + Indicated	12.5	0.3	82.4	468.5	14.1	0.3	93.2	468.5
		Inferred	7.2	0.2	36.7	208.4	8.2	0.2	41.5	208.4
	Marathon	Measured	18.8	0.2	84.2	463.0	23.4	0.2	104.9	463.0
		Indicated	21.5	0.2	101.7	559.0	26.7	0.2	126.6	559.0
		Measured + Indicated	40.3	0.2	185.9	1,022.0	50.1	0.2	231.5	1,022.0
		Inferred	5.0	0.2	25.5	140.0	6.2	0.2	31.7	140.0
	Denison	Measured	—	—	—	—	0.1	0.5	1.0	1.5
		Indicated	—	—	—	—	1.1	1.3	31.3	48.2
		Measured + Indicated	—	—	—	—	1.2	1.2	32.3	49.7
		Inferred	—	—	—	—	1.3	1.2	33.7	51.9
COPPER TOTAL Measured + Indicated			1,270.9	0.4	11,656.3	12,878.5	1,283.6	0.4	11,745.0	12,928.2
COPPER TOTAL			1,473.6	0.4	13,468.4	14,976.9	1,489.7	0.4	13,601.8	15,078.5
** Material property under SK-1300

R&R - 14

GROUP MINERAL RESOURCES AND MINERAL RESERVES SUMMARY continued

Mineral Resources
			31 Dec 2022				31 Dec 2021
URANIUM EXPLORATION			Tonnes	Grade	U₃O₈	U₃O₈ 100%	Tonnes	Grade	U₃O₈	U₃O₈ 100%
			(Mt)	(kg/t)	(Mlb)	(Mlb)	(Mt)	(kg/t)	(Mlb)	(Mlb)
Southern Africa	BEISA	Measured	3.6	1.1	8.5	8.5	3.6	1.1	8.5	8.5
		Indicated	7.8	1.1	18.3	18.3	7.8	1.1	18.3	18.3
		Measured + Indicated	11.4	1.1	26.9	26.9	11.4	1.1	26.9	26.9
		Inferred	0.04	1.1	0.1	0.1	0.04	1.1	0.1	0.1
	COOKE	Measured	154.4	0.1	31.9	42.0	156.0	0.1	31.9	42.0
		Indicated	41.3	0.1	7.8	10.2	39.7	0.1	7.6	9.9
		Measured + Indicated	195.7	0.1	39.6	52.2	195.7	0.1	39.5	52.0
		Inferred	—	—	—	—	—	—	—	—
URANIUM TOTAL Measured + Indicated			207.0	0.1	66.5	79.0	207.0	0.1	66.4	78.8
URANIUM TOTAL			207.1	0.1	66.6	79.1	207.1	0.1	66.5	78.9

Mineral Resources Inclusive of Mineral Reserves
			31 Dec 2022				31 Dec 2021
ZINC OPERATIONS		=	Tonnes	Grade	Zinc	Zinc 100%	Tonnes	Grade	Zinc	Zinc 100%
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Australia	New Century	Measured	7.3	3.1	490.7	2,467.0	10.6	3.0	706.9	3,536.2
		Indicated	—	—	—	—	—	—	—	—
		Measured + Indicated	7.3	3.1	490.7	2,467.0	10.6	3.0	706.9	3,536.2
		Inferred	—	—	—	—	—	—	—	—
OPERATIONS – Grand Total			7.3	3.1	490.7	2,467.0	10.6	3.0	706.9	3,536.2
ZINC EXPLORATION
Australia	New Century	Measured	0.2	4.8	21.0	105.8	0.2	4.8	21.2	105.8
		Indicated	1.8	5.7	221.0	1,111.1	1.8	5.7	222.1	1,111.1
		Measured + Indicated	2.0	5.6	242.1	1,217.0	2.0	5.6	243.3	1,217.0
		Inferred	0.5	6.5	65.8	330.7	0.5	6.5	66.1	330.7
EXPLORATION – Grand Total			2.4	5.8	307.8	1,547.6	2.4	5.8	309.4	1,547.6
ZINC TOTAL Measured + Indicated			9.2	3.6	732.7	3,683.9	12.6	3.4	950.2	4,753.2
ZINC TOTAL			9.7	3.7	798.5	4,014.6	13.0	3.5	1,016.3	5,083.9

Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2022				31 Dec 2021
ZINC EXPLORATION		=	Tonnes	Grade	Zinc	Zinc 100%	Tonnes	Grade	Zinc	Zinc 100%
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Australia	New Century	Measured	0.2	4.8	21.0	105.8	0.2	4.8	21.2	105.8
		Indicated	1.8	5.7	221.0	1,111.1	1.8	5.7	222.1	1,111.1
		Measured + Indicated	2.0	5.6	242.1	1,217.0	2.0	5.6	243.3	1,217.0
		Inferred	0.5	6.5	65.8	330.7	0.5	6.5	66.1	330.7
EXPLORATION – Grand Total			2.4	5.8	307.8	1,547.6	2.4	5.8	309.4	1,547.6

Mineral Reserves
			31 Dec 2022				31 Dec 2021
ZINC PRODUCTION			Tonnes	Grade	Zinc	Zinc 100%	Tonnes	Grade	Zinc	Zinc 100%
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Australia	New Century	Proved	6.8	3.0	445.5	2,239.9	9.9	3.0	649.2	3,247.4
		Probable	—	—	—	—	—	—	—	—
ZINC TOTAL Proved + Probable			6.8	3.0	445.5	2,239.9	9.9	3.0	649.2	3,247.4
Note: Mineral Resources and Mineral Reserves are attributable, and metal content is additionally stated on a 100% basis
1 For the US PGM operations, PGM is represented by the 2E (Pt and Pd)
2 For the SA PGM operations, PGM is represented by the 4E (Pt, Pd, Rh and Au)
3 For the Lithium Mineral Resources, LCE content was calculated by multiplying the Li (%) content by a factor of 5.323. Lithium Hydroxide Monohydrate (LiOH.H2O)
can be derived from LCE by dividing by a factor of 0.88

R&R - 15

GROUP MINERAL RESOURCES AND MINERAL RESERVES SUMMARY continued

R&R - 16

FUNDAMENTAL NOTES

1	This Mineral Resources and Mineral Reserves Report for Sibanye-Stillwater covers a full description of all of the Group’s mineral property assets, as at 31 December 2022.
2	The Mineral Resource and Mineral Reserve estimates are reported effective as at 31 December 2022 and year-on-year comparisons may be impacted by variations in commodity prices, currency exchange rates, legislation, permitting changes, costs and operating performance.
3	All stated Mineral Resource and Mineral Reserve estimates are net of 12 month’s production depletion since 31 December 2021. The depletion applied to the managed operations includes the actual measured depletion up until end of September 2022, while the remaining depletion is estimated up to 31 December 2022.
4	Mineral Resource and Mineral Reserve price assumptions for non-managed properties vary from those used for the managed operations. In those cases, the reader is directed to the notes provided below the estimation tables for detailed information.
5	South African PGM operations Mineral Resource and Mineral Reserve reporting accounts for four elements (4E) of the basket of PGMs and gold (platinum, palladium, rhodium and gold), while the US PGM operations Mineral Resource and Mineral Reserve reporting only accounts for two elements (2E) of PGMs ( palladium and platinum). Other associated precious metals – such as iridium, ruthenium (SA PGM), gold and silver (US PGM) – occur in low concentrations and are generally not material to the estimations or calculations. The base metals (copper, nickel, cobalt and chromium) are also extracted as by-products in conjunction with these PGMs. These are not reported on individually, but their average concentrations in the various ores are provided as guidelines. Mineral Reserve and Mineral Resource economic calculations are based on a basket price taking into consideration all metals extracted and recovered.
6
In line with industry practice, Lithium (Li) Mineral Resources and Mineral Reserves total metal content is quoted in Lithium Carbonate (Li2CO3) Equivalent (LCE), which is one of the final products produced in the lithium mining value chain. LCE is derived from in-situ Li content by multiplying by a factor of 5.323. Lithium Hydroxide Monohydrate (LiOH.H2O) can be derived from LCE by dividing by a factor of 0.88

7	No Inferred Mineral Resources have been included in any of the economic studies for the reporting of Mineral Reserves.
8	Detailed financial models are used to estimate the Mineral Reserves. All modifying factors applied are all-inclusive from mine to mill. Mineral Reserves are reported as tonnes and contained metal reporting to the mill, with the exception of Lithium and Boron, where equivalent final produced product is included as well.
9	Attributable Mineral Resources and Mineral Reserves are reported on a legal, equity interest basis, considering both direct (project level) and indirect (holding entity level) interests, and also include indirect holdings via subsidiaries and treasury shares. In addition, the full (100% basis) Mineral Resources and Mineral Reserves for each property are also provided for full transparency.
10	Rounding-off of figures in this report may result in minor computational discrepancies. Where this occurs, it is not deemed significant and reflects the level of accuracy of the estimate.
11	All references to tonnes (t) are in metric units.

R&R - 17

AUDITING AND RISK
Sibanye-Stillwater manages risk effectively in order to protect the Group’s assets, stakeholders, environment and reputation and to ensure achievement of the business objectives.
The Group maintains sound risk management practices and systems that are consistent with international best practice and in line with the following three risk management frameworks and guidelines:

1	Committee of Sponsoring Organizations of the Treadway Commission (COSO)
2	ISO 31000:2009 Risk Management: Principles and Guidelines
3	The King IV Report on Corporate GovernanceTM for South Africa, 2016
Group-wide risk is addressed in detail in the Integrated Annual Report 2022, the form 20-F and the Annual Financial Report 2022. These reports cover the remedial or preventative actions to mitigate or manage any identified risks. These documents can be accessed in the investor section of our corporate website:
www.sibanyestillwater.com/news-investors/news/news-releases
In addition to this, the process followed in producing the Group’s Mineral Resources and Mineral Reserves declaration is in alignment with the guiding principles of the Sarbanes-Oxley Act of 2002 (SOX); there are SOX controls in place that cover the entire Group’s Mineral Resource management function.
This integrated compliance, governance and risk management framework is managed and overseen by the Group internal audit function. Both internal and external audits are regularly conducted to ensure that corporate governance best practices are being followed. For the 2022 reporting period, external verification of the Mineral Resources and Mineral Reserves for all our managed operations have been conducted, both in the form of a process audit, as well as verification of actual estimates; and a copy of the final certified sign-offs by the independent consultancy, verifying the published numbers, is provided as evidence.
Risk registers are kept for each operation, covering key risks pertaining to, but not limited to, technical, environmental, social, health, safety, economic and political aspects. Mitigation measures are put in place to address the material risks at each operation. Risks to the various properties’s estimates are summarised and discussed within Section 2 of this document, which deals with the individual property disclosures.
Marikana K4 Shaft development drilling

R&R - 18

AUDIT LETTER

R&R - 19

MINERAL TITLE
Sibanye-Stillwater has legal entitlement to all the properties and minerals being reported on. For a managed production properties, all the required operating permits have been obtained and are in good standing with the regulators. In certain cases, where licenses and permits have expired, but are the subject of renewal or conversion applications, there are reasonable grounds to believe that those will be granted, and hence the Mineral Resources and Mineral Reserves continue to be reported. For all non managed properties, the Group has confirmed that the mineral titles being reported on are in good standing. The directors of the Group confirm that there are no material legal proceedings or other material conditions that will impact on the Group’s ability to continue its mining or exploration activities. More detailed information on the various properties mineral tile can be found under the “license status and holdings” section of the individual property disclosures.
EXPLORATION
The majority of the Group’s managed exploration activities are aimed at the ongoing delineating of Mineral Resources at our existing operations, for ultimate conversion to Mineral Reserves. This is made up of a combination of drilling for ore-body extensions as underground development progresses, and infill drilling in known areas of mineralisation where additional ore-body definition is required to facilitate mining. The majority of this drilling is conducted from underground. Surface drilling activities for 2022 has been limited to our SA PGM operations, and the Keliber lithium development project in Finland. At Keliber, ongoing exploration success has added 30.4kt of attributable LCE to the Mineral Resource inventory, related to the maiden Mineral Resource estimates of the Tuoreetsaaret and Leviakangas deposits.
A high-level Group summary of all drilling conducted is provided below. Detail on quantities, annual spend and material results are provided within the individual property disclosures in Sections 2 and 3 of this report.

Group drilling summary
Region	Area	Meters	Costs (Rm)
US PGM	Underground	267,601	239.7
SA PGM	Surface	15,896	23.4
SA PGM	Underground	19,557	27.0
SA Gold	Underground	28,345	38.4
Europe	Surface	12,898	25.3
Grand Total		344,296	353.8
ANNUAL PLANNING PROCESS
For the managed mining operations (production properties), the reported Mineral Resources and Mineral Reserves are derived through a comprehensive annual operational planning process.

The annual planning process is cyclical in nature, starting in January and running through to December. It begins with a review of the previous LoM plans and the development of strategic plans based on that portion of the Mineral Resource for which technical and economic studies have demonstrated justified extraction at the time of disclosure, to a minimum pre-feasibility study (PFS) level.
Strategic plan directives, parameters and factors are issued to guide the operations. The analysis of historical performance is done to assist with the development of realistic productivity and cost parameters and modifying factors. All operations document the guidelines and then focus on producing a business plan.
All mine design and planning is based on the latest geological and Mineral Resource models, which are updated prior to the commencement of the process. Mineral Resource classification categories guide and constrain the mining layouts. Measured and Indicated Mineral Resources typically become Proved and Probable Mineral Reserves respectively, but additional mining risk can be factored in and used to downgrade Mineral Reserve confidence.
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
Multi-disciplinary review processes are conducted at stage-gate intervals during the planning process. During these reviews all mining, support and technical departments are involved in the verification of the inputs and the modifying factors that are incorporated into the business plan. Ultimately, all business plans and LoM plans are approved and signed off by both the commodity segment management, appointed competent persons, as well as the Group executives.
Technical economic modelling is undertaken using the discounted cash-flow approach. The detailed one-year operating budget is used to determine cost drivers, down to shaft level, which are then applied to the remainder of the LoM plan. Sensitivities are calculated based on a range of commodity prices, and operating and capital costs to assess the robustness of the plan.
The financial and technical assumptions underlying the Mineral Resources and Mineral Reserves estimations contained in this report are current as at 31 December 2022. Such assumptions rely on various factors that may change after the reporting period, including as a result of operational reviews which Sibanye-Stillwater undertakes from time to time and when necessary.

R&R - 20

COMMODITY PRICE ASSUMPTIONS
The Group reports in accordance with both the JSE and the US Securities and Exchange Commission (SEC) guidelines on commodity prices used for the estimation of Mineral Resources and Mineral Reserves at all managed operations, development, and exploration properties. Mineral Resource price assumptions, which focus on longer timeframes, are based on marginally higher (+10-15%) prices than for Mineral Reserves. These assumptions facilitate long term planning but still consider reasonable prospect for economic extraction.
Sibanye-Stillwater uses forward looking prices that are expected to remain stable for at least three to five years, and will only change if there is a fundamental, perceived long-term shift in the market, as opposed to basing it only on short term analyst consensus forecasts. For the our latest estimates, the Group considered commodity price forecasts from fifteen international banking groups to derive a consensus market view. Sibanye-Stillwater has also in the process considered our general view of the market, the relative position of our operations on the industry cost curve; as well as our operational and company strategy.
Within this context, a slightly more optimistic (closer to market consensus) view has been taken on copper (Cu), nickel (Ni) and cobalt (Co), which are considered as metals of the future and a growth area for the company; as opposed to our existing, mature gold and Platinum Group Metals (PGM) operations, where we are trying to position lower on the cost curve for sustainability purposes.
In general, within a global economic climate of continuously increasing commodity prices, we believe we have taken a more conservative approach by not building overly optimistic price outlooks into our estimations.
The rand;US dollar exchange rate used for the Mineral Resource and Mineral Reserve declaration, as at 31 December 2022 is R16.00/US$.
The commodity price assumptions for the 31 December 2022 Mineral Resource and Mineral Reserve estimates, are summarised below:
Forward looking price assumptions for 2022

	31 December 2022						31 December 2021
	MINERAL RESOURCES			MINERAL RESERVES			MINERAL RESERVES
Precious metals	US$/oz	R/oz	R/kg	US$/oz	R/oz	R/kg	US$/oz	R/oz	R/kg
Gold	1,800	28,800	925,941	1,650	26,400	850,000	1,659	24,885	800,000
Platinum	1,500	24,000	771,617	1,250	20,000	643,014	1,250	18,750	602,826
Palladium	1,500	24,000	771,617	1,250	20,000	643,014	1,250	18,750	602,826
Rhodium	10,000	160,000	5,144,116	8,000	128,000	4,115,292	8,000	120,000	3,858,084
Iridium	3,000	48,000	1,543,235	2,500	40,000	1,286,029	2,500	37,500	1,205,651
Ruthenium	350	5,600	180,044	300	4,800	154,323	300	4,500	144,678
Base metals	US$/lb	US$/tonne	R/tonne	US$/lb	US$/tonne	R/tonne	US$/lb	US$/tonne	R/tonne
Nickel	7.94	17,500	280,000	7.35	16,200	259,200	7.35	16,200	243,000
Copper	4.54	10,000	160,000	4.06	8,950	143,200	4.06	8,950	134,250
Cobalt	25	55,116	881,848	22	48,502	776,026	22	48,502	727,525
Uranium oxide (U³O8)¹	55	121,254	1,940,066	50	110,231	1,763,696	40	88,185	1,322,772
Chromium oxide (Cr2O3), (42% concentrate) [1]	0.07	165	2,640	0.06	150	2,400	0.07	150	2,250
1 Long-term contract prices
Rustenburg Bathopele mine

R&R - 21

COMPETENT PERSONS’ DECLARATION AND CONSENT
The Mineral Resources and Mineral Reserves are estimated by teams of appointed Competent/Qualified Persons (CP’s or QP’s), who have sufficient experience relative to the type and style of the mineral deposits under consideration.
In addition, corporate governance on the overall compliance of the Group’s figures and responsibility for the generation of a Group consolidated statement has been overseen by the Group lead Competent Persons, included in the list below. For non-managed properties, where the company holds a minority stake in a project or company and reports an attributable proportion of the assets Mineral Resources and Mineral Reserves, the Group has reviewed those estimates (or had them reviewed externally) and verified the estimates as compliant to the SAMREC code and SK-1300.
The Group has the written confirmation of the CP’s listed below that the information disclosed in this report may be published in the form and context for which it was intended. The Group lead CP’s .also confirms that the information disclosed in this report is compliant with the relevant security exchanges’ requirements (Section 12 of the JSE Listings requirements, SAMREC Table 1 and the US SEC regulation SK-1300),
The names, qualifications, job titles, relationship with the Group, professional registrations, work address, area of competency, and years of relevant experience, are defined in the table below.

Name	Relationship with Group	Professional registrations	Work address	Area of responsibility	Competency/ specialisation	Years of relevant experience
SIBANYE-STILLWATER GROUP
Group Lead Competent Persons
Stephan Stander B.Sc. Hons – Geochemistry, B.Com, MBL, GDE, Dipl.PM. Senior Vice President – Mineral Resource Managment	Full-time employee	SACNASP 400089/96	Constantia Office Park Bridgeview House, Building 11, Ground floor, Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park 1709, RSA	Sibanye-Stillwater Group	Mineral Resources	30
Tom Van Den Berg B.Tech (Mining Eng.), MBL, EDP. Senior Vice President – Group Mining Technical Services	Full-time employee	SAIMM (Fellow) 70097	Constantia Office Park Bridgeview House, Building 11, Ground floor, Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park 1709, RSA	Sibanye-Stillwater Group	Mineral Reserves	31
AMERICAS PGM OPERATIONS
Lead Competent Person
Jeff Hughs BSc (Geology) Technical Services Manager – Geology	Full-time employee	AIPG CPG 11792	Sibanye-Stillwater, US PGM operations 242 S Diamond St PO Box 1330, Columbus MT 59019, USA	US PGM operations	Mineral Resources	18
Team of Competent Persons
Justus Deen MSc (Minerals Engineering), BSc (Geological Sciences) Technical Services Manager – Engineering	Full-time employee	SME 04227906RM	Sibanye-Stillwater, US PGM operations 242 S Diamond St PO Box 1330, Columbus MT 59019, USA	US PGM operations	Mineral Reserves	24
Jennifer Evans BSc (Geology) Senior Geologist	Full-time employee	AIPG CPG 11669	Sibanye-Stillwater, US PGM operations 242 S Diamond St PO Box 1330, Columbus MT 59019, USA	East Boulder mine Geology	Mineral Resources	18
Matt Ladvala BSc (Geology) Senior Geologist	Full-time employee	AIPG CPG 11941	Sibanye-Stillwater, US PGM operations 242 S Diamond St PO Box 1330, Columbus MT 59019, USA	Stillwater mine Geology	Mineral Resources	15
Kevin Butak MSc (Geology) Senior Geologist	Full-time employee	AIPG CPG 12012	Sibanye-Stillwater, US PGM operations 242 S Diamond St PO Box 1330, Columbus MT 59019, USA	Stillwater mine Geology	Mineral Resources	15
AMERICAS PGM EXPLORATION
Competent Persons
Rodney Thomas M.A.Sc Vice President: Exploration – Generation Mining	External – Full time employee and of Generation Mining	PGO 31	First Canadian Place Suite 7010 – 100 King Street West PO Box 70, Toronto, ON, Canada M5X 1B1	Marathon	Mineral Resources	41

R&R - 22

COMPETENT PERSONS’ DECLARATION AND CONSENT continued

Name	Relationship with Group	Professional registrations	Work address	Area of responsibility	Competency/ specialisation	Years of relevant experience
AMERICAS BATTERY METALS EXPLORATION
Competent Persons
Antonio Umpire P. Engineer BSc (Hon) Geology (Hon) Internation MBA BA (Hon) Professional IT GDE (Conditional Simulation) Unit Manager Group Resource Estimation & Reporting	Full-time employee	SACNASP 400372/12 GASA 12104 GSSA 967709 CIP 91856	Constantia Office Park Bridgeview House, Building 11, Ground floor, Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park 1709, RSA	Rhyolite Ridge	Mineral Resources	27
Stanford Foy BSc (Geological Engineering) Vice President: Project Development – Aldebaran Resources	External – Full time employee of Aldebaran Resources	AIPG CPG-10946 SME 4140727	38 Bannock Cir 1449, Red Lodge, MT 59068 USA	Altar and Rio Grande	Mineral Resources	29
SOUTHERN AFRICA PGM OPERATIONS & EXPLORATION
Lead Competent Person
Andrew Brown MSc (Mining Engineering) Vice President: Mine Technical Services	Full-time employee	SAIMM 705060	Sibanye-Stillwater Hex River Complex Old Mine Road, Rustenburg Bleskop, 0292	SA PGM operations	Mineral Resources and Mineral Reserves	37
Team of Competent Persons
Nicole Wansbury MSc (Geology) Unit Manager: Geology	Full-time employee	SACNASP 400060/11	Sibanye-Stillwater Hex River Complex Old Mine Road, Rustenburg Bleskop, 0292	SA PGM operations	Mineral Resources	17
Leon Koorsse GDE (Mining Engineering) Unit Manager: Survey	Full-time employee	SAGC GPr MS 0134	Sibanye-Stillwater Hex River Complex Old Mine Road, Rustenburg Bleskop, 0292	SA PGM operations	Mineral Reserves	37
Brian Smith MEng MRM Unit Manager: Survey	Full-time employee	SAGC GPr MS 0218	Sibanye-Stillwater Hex River Complex Old Mine Road, Rustenburg Bleskop, 0292	SA PGM operations	Mineral Reserves	35
Leonard Changara MSc (Geology); MBA Unit Manager: Geology	Full-time employee	SACNASP 400089/08	Sibanye-Stillwater Hex River Complex Old Mine Road, Rustenburg Bleskop, 0292	SA PGM operations	Geology and exploration	23
SOUTHERN AFRICA GOLD OPERATIONS, DEVELOPMENT & EXPLORATION
Lead Competent Person
Charl Labuschagne BSc (Hon) Geology, MSc Environmental Management, GDE Mining Engineering Acting Vice President: Mine Technical Services	Full-time employee	SACNASP 400237/08	Constantia Office Park Bridgeview House, Building 11, Ground floor, Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park 1709, RSA	SA Gold operations	Mineral Resources and Reserves	21
Team of Competent Persons
Lindelani Mudimeli BSc (Hons) GDE Mining Engineering Unit Manager Geology	Full-time employee	SACNASP 013678	Constantia Office Park Bridgeview House, Building 11, Ground floor, Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park 1709, RSA	SA Gold operations	Geology and exploration	16
Janine Fleming BSc (Hons) Geology, GDE Mining Engineering Unit Manager Mineral Resources	Full-time employee	SACNASP 400051/05	Constantia Office Park Bridgeview House, Building 11, Ground floor, Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park 1709, RSA	SA Gold operations	Mineral Resources	27
Steven Wild GDE Mining Engineering, NHD MRM Unit Manager Mine Planning	Full-time employee	SAIMM 706556	Constantia Office Park Bridgeview House, Building 11, Ground floor, Cnr 14th Avenue & Hendrik Potgieter Road Weltevreden Park 1709, RSA	SA Gold operations	Mineral Reserves	27
Mpfariseni Mudau MSc Eng. Director/Resource Geology Manager – RVN Group	External – Independent consultant to DRDGOLD	SACNASP 400305/12	21 Willowbrook Villas, Willowbrook, Roodepoort, 1724, Gauteng, South Africa	DRD – Ergo Mining Proprietary Limited	Mineral Resources	15
Prof. Steven Rupprecht PhD (Mech. Eng.) Independent Mining Engineer: RVN Group	External – Independent consultant to DRDGOLD	SAIMM 701013	21 Willowbrook Villas, Willowbrook, Roodepoort, 1724, Gauteng, South Africa	DRD – Ergo Mining Proprietary Limited	Mineral Reserves	23
Vaughn Duke BSc Mining Engineering Partner: Sound Mining	External – Independent consultant to DRDGOLD	SAIMM 37179 ECSA 940314	2A Fifth avenue, Rivonia, 2128, Johannesburg, Gauteng, South Africa	Far West Gold Recoveries Proprietary Limited	Mineral Reserves and Mineral Resources	37

R&R - 23

COMPETENT PERSONS’ DECLARATION AND CONSENT continued

Name	Relationship with Group	Professional registrations	Work address	Area of responsibility	Competency/ specialisation	Years of relevant experience
EUROPE BATTERY METALS DEVELOPMENT
Competent Persons
Paul Payne BAppSc (Geology), Grad Dip (Min Ec), Grad Cert (Geostatistics) Principal Geologist at Payne Geological Services	External – Full-time employee of Payne Geological Services Pty Ltd.	FAusIMM 105622	PO Box 480 Cowaramup 6884 Western Australia	Keliber – Syvajarvi & Rapasaaris deposits	Mineral Resources	26
Pekka Lovén M.Sc. (Mining) Principal Mining Engineer at PL Mineral Reserve Services	External – Full-time employee of PL Mineral Reserve Services	AusIMM 301822	Alkutie 10 A 1 FI-00660 Helsinki Finland	Keliber –Lantta, Outovesi and Emmes	Mineral Resources	31
AUSTRALIA GREEN METALS OPERATIONS
Competent Persons
Damian O’Donohue BSc Geology Geology Manager	Full-time employee of NCR	AusIMM 308436	L4, 360 Collins St, Melbourne, VIC 3000 AUSTRALIA	New Century	Mineral Resources and Reserves	15
Geologist Inspecting a UG2 ore sample

R&R - 24

R&R - 25

LOCATION

R&R - 26

US PGM OPERATIONS
STILLWATER AND EAST BOULDER MINES
PROPERTY DESCRIPTION
The Stillwater (including Stillwater east) and East Boulder mines are underground mining operations, located near the towns of Nye and McLeod in Montana, US. The mining assets are located on the front range of the Beartooth Mountains with elevations exceeding 2,700m amsl. The two operations are located within the Custer and Gallatin national forests. The mines both target the J-M Reef zone, predominantly via selective mechanised ramp and fill mining methods. As discussed in Section 1, the Group considers the Stillwater and East Boulder mines, (together, the US PGM operations) material for the purpose of SK-1300.
Ore from the operations is milled and treated at integrated concentrator complexes located at each operation. Concentrate smelting and refining takes place at the Columbus smelter complex, situated in the town of Columbus, Montana.
The Stillwater mine has two principal mining sections: the Western section, which has been in operation since 1986, produces approximately 250-300koz 2E per annum of platinum and palladium in concentrate; and the Stillwater East section, which is still in a build-up phase. The Western section of the operation is accessed by a 580m deep shaft and five surface portals, while Stillwater East is accessed via three portal drives.
The East Boulder mine has been in operation since 2002, and currently produces approximately 220 koz 2E per annum of platinum and palladium in concentrate. The East Boulder mine is accessed via twin 5,800m long tunnel bored portal drives.
MINERAL TITLE
Sibanye-Stillwater holds or leases 1,704 patented and unpatented lode, placer, tunnel or mill site claims in the Stillwater, Sweet Grass and Park counties of south-central Montana, encompassing 97.75km².

The 1,704 claims are in good standing and have no expiration date. Of the 1,704 claims, 1,498 unpatented claims must be renewed annually with the Bureau of Land Management (BLM) and county offices, and an annual maintenance fee per claim is paid to the BLM to keep these claims valid.
For operations involving more than 5 acres (~0.2km²), a detailed plan of operations must be filed with the appropriate BLM field office. Sibanye-Stillwater has a plan of operations for Stillwater and East Boulder mines approved by the US Forest Service and the Montana Department of Environmental Quality. The 13.96km² of permitted operating areas are in good standing.
Stillwater and East Boulder mines surface geological map

R&R - 27

US PGM OPERATIONS STILLWATER AND EAST BOULDER continued
MINERALISATION CHARACTERISTICS
•The J-M Reef is a magmatic reef type PGM bearing deposit defined as the palladium-platinum rich stratigraphic interval, mainly occurring within a troctolite (OB-I zone) of the Lower Banded Series
•Palladium and platinum are the main PGMs exploited/present, together constituting between 7g/t to 40g/t over a variable economic mineralised thickness ranging from 0.9m – 2.7m and averaging 1.8m
•Ratios of palladium to platinum in metallurgical concentrate are known to range from 3.4:1 (in situ 3.5:1) at Stillwater to 3.5:1 (in situ 3.6:1) at East Boulder
Stillwater and East Boulder operations typical drilling section looking west
MINERAL RESOURCE ESTIMATION
Diamond drilling data combined with geological mapping and underground face mapping are used to derive the Mineral Resource estimates. The drilling data is a combination of widely spaced surface drilling and underground definition drilling (typically at a 15m x 15m spacing), drilled from levels spaced vertically between 91m to 122m. Zones of continuous ore-grade mineralisation are identified in drilling, flagged, and composited with respect to their length to yield single values for platinum and palladium for each reef intersection. The composited grade is then multiplied by the width of the composite to get a grade thickness value for each reef intersection to be used in Mineral Resource estimation.
Based on the distribution of each geostatistical domain, grade thickness is capped at the ninety-eighth percentile to keep high-grade composites from unduly influencing the estimation. Wireframe models are constructed implicitly using Leapfrog™ software for all Mineral Resource categories and are separated by individual domains. Block models are constructed based on the wireframes for the individual domains. A minimum mining width, and a 3.8g/t grade cut-off at Stillwater or a 1.7g/t grade cut-off at East
Boulder, is applied to all categories. Mineral Resource estimations are divided into three confidence categories: Measured, Indicated, and Inferred. The criteria that separate these three categories is predominantly the density of drilling and range of the grade continuity from the variograms. Definition drilling at 15-meter spacing is used to define the metal distribution with adequate geological certainty for estimating the Measured Resources.
The Measured Resources also include the area outside the definition drilled area, but within a range of 91m from the edge of the definition drilling. The Indicated Mineral Resources are found in the area outside the Measured Mineral Resources, but within 305m of the definition drilling boundary. Inferred Mineral Resources are limited by faults and geological continuity of the J-M Reef where it can be reasonably expected to occur based on surface drilling, geological mapping, and regional and local geological structure. The 2E (Pt and Pd) metal within the Mineral Resources is reasonably constant, as illustrated in the table below.
2E PGM prill split

Metal	Unit	Stillwater	East Boulder	Average
Platinum	%	22.2	21.7	22
Palladium	%	77.8	78.3	78
INTERNAL CONTROLS (QA/QC)
Diamond drilling is proposed by an experienced geologist, and drilling locations are assigned and surveyed. The proposal is entered into a tracking database (OREQMS™). After drilling, the final angles and setup are measured and recorded underground. Geologists log the core, which is then reviewed by a more senior geologist.
Waste blanks, as well as selected pulp repeats, are submitted to the internal laboratory. Selected pulps for re-assay are submitted to an outside laboratory to assure data integrity. 2.5% of the pulps are sent back for re-assay in the areas with mature production, and 5% are sent from areas of newer production (Stillwater East and East Boulder).
The mines utilise their own internal assay laboratory. Samples are received into a Laboratory Information Management System (LIMS), crushed, split and pulverised. XRF and fire assay with acid digestion and dilution is used for final induction coupled plasma mass spectrometry (ICP) analysis. Each set of geology samples is fire assayed with two reference standards. Balances used for charging fire assay samples are tested for accuracy at each shift, using certified check weights. A third party performs preventative maintenance and calibration on the scales on an annual basis.
Samples are recorded and bar coded into the OREQMS database, which is linked to an internal Laboratory Information Management System (LIMS). Final assay results are reviewed and approved by an experienced geologist. The geologist compares visual sulphides occurrence to the assay results and also checks platinum/palladium ratios for reasonableness. Assays are only checked into the OREQMS database once approved. As key data is received into the database, a timestamp is applied, whereafter data is exported to Vulcan™.
A density of 0.353m3/t is used to calculate tonnage. Since the start of 2018, density has been measured on reef samples on 20% of all production holes. This data led to a change in density from 0.362m3/t to 0.353m3/t in 2020.

R&R - 28

US PGM OPERATIONS STILLWATER AND EAST BOULDER continued
Grade control and Mineral Resource definition drilling summary

	Planned 2023		Actual 2022		Actual 2021
Operation	Drilled (m)	Expenditure (Rm)	Drilled (m)	Expenditure (Rm)	Drilled (m)	Expenditure (Rm)
Stillwater	288,949	240.9	231,930	216.3	229,415	190.8
East Boulder	49,704	27.2	35,670	23.4	35,615	20.1
2PGE Mineral Resource estimate at 31 December 2022

Mineral Resources Inclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
PGM	Americas			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Stillwater and East Boulder				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Stillwater	Underground	Measured	25.8	15.0	12.4	21.7	15.6	10.9
			Indicated	24.0	14.5	11.2	31.3	14.2	14.3
			Measured + Indicated	49.9	14.8	23.7	53.0	14.8	25.2
			Inferred	57.9	12.3	22.9	61.5	12.1	24.0
	East Boulder	Underground	Measured	16.7	11.6	6.2	18.1	13.6	7.9
			Indicated	26.4	11.1	9.5	27.8	13.3	11.8
			Measured + Indicated	43.1	11.3	15.7	45.9	13.4	19.8
			Inferred	56.1	12.1	21.9	52.2	12.3	20.6
Total Measured + Indicated				93.0	13.2	39.4	99.0	14.1	45.0
Grand total				207.0	12.6	84.2	212.6	13.1	89.6

Mineral Resources Exclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
PGM	Americas			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Stillwater and East Boulder				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Stillwater	Underground	Measured	13.2	10.6	4.5	7.9	15.0	3.8
			Indicated	10.8	7.7	2.7	9.0	14.6	4.2
			Measured + Indicated	24.0	9.3	7.2	16.9	14.8	8.0
			Inferred	57.9	12.3	22.9	61.5	12.1	24.0
	East Boulder	Underground	Measured	6.1	10.0	1.9	7.2	13.6	3.1
			Indicated	8.3	8.1	2.2	10.9	13.0	4.6
			Measured + Indicated	14.3	8.9	4.1	18.2	13.2	7.7
			Inferred	56.1	12.1	21.9	52.2	12.3	20.6
Total Measured + Indicated				38.3	9.1	11.3	35.0	14.0	15.7
Grand total				152.3	11.4	56.0	148.6	12.6	60.3
Stillwater Mine

R&R - 29

US PGM OPERATIONS STILLWATER AND EAST BOULDER continued
Stillwater mine Mineral Resource classification section looking north
East Boulder mine Mineral Resource classification section looking north

Notes: The -6% change year-on-year in the stated Mineral Resources (Inclusive of Mineral Reserves) is mainly attributed to continued improvement and refinement of the Mineral Resource estimation methodology,, which led to:
–an increase of 0.3Moz due to a correction in the Brass Monkey east Inferred Resource area
–a decrease of 7.2Moz due to a more conservative approach to the Indicated and a portion of the Measured Mineral Resource
–an increase of 0.2Moz due to a change in factorization
–an increase of 1.8Moz due to lowering the Mineral Resource cut-off grade at Stillwater mine

On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is -7.1%, also mainly attributed to the continued improvement and refinement of the Mineral Resource estimation methodology.

R&R - 30

US PGM OPERATIONS STILLWATER AND EAST BOULDER continued
MINERAL RESERVE ESTIMATION
Mineral Reserves are derived from detailed operational planning exercises.
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
Initially, the design and scheduling includes all secondary development to access the potential stope (ore) blocks identified in the detailed drilled-out portion of the Measured Resource category. This informs the Proved Mineral Reserves.
Probable Mineral Reserves are derived from the area outside the definition-drilled area but within the Measured and Indicated Mineral Resources envelope. Within each domain, blocks are estimated using simple kriging which uses the available drilling data but relies heavily on the global mean for the areas further from drilling data. A mining mix is applied to the Probable Reserves to account for the percentages of different mining methods to be used. A domain specific mineability block factor, the grades from the mineability calculations, and modifying factors are then applied to reach the final Probable Mineral Reserves estimate. Mineability is defined as the proportion of mineable ore in stope blocks to total ore within each domain’s definition drilled area at current economic conditions.
Each stope block is subjected to an economic test, which results in the determination of a net profit and, a net present value (NPV) of the planned stope and a payback period. An economic viability test is completed for the LoM plans of both the mines.
The two principal mining methods are:
•mechanised ramp and fill (both overhand and underhand)
(80% – 90%)
•sub-level extraction by long hole, open stoping with hydraulic backfilling (10% – 20%)

Annual development results
	Financial year totals
Category	Unit	2022	2021
Stillwater
Primary off-reef development (declines, inclines, haulage, crosscuts)	m	5,738	4,366
Footwall lateral	m	5,136	7,690
Secondary off reef development (stope access and stope ramps)	m	7,689	9,100
Total	m	18,563	21,155
East Boulder
Primary off-reef development (declines, inclines, haulage, crosscuts)	m	1,373	1,512
Footwall lateral	m	1,441	1,702
Secondary off reef development (stope access and stope ramps)	m	3,925	3,792
Total	m	6,739	7,006
Modifying factors applied in converting Mineral Resources to Mineral Reserves

Parameter	Unit	2022	2021
Stillwater
Mineral Reserve cut-off	g/t	6.8	6.8
Mineability factor	%	57	68
Sub-level extraction loss factor	%	25	25
Ramp and fill stoping	%	93	93
Sub-level stoping	%	7	7
Dilution factor in model	%	20	20
Additional dilution (average)%		15	13
Deletion factor	%	9	6
Minimum mining width	cm	229	229
Diluted mining width	cm	274	274
Concentrator recovery	%	92	92
Smelter/base metal refinery recovery	%	99	99
East Boulder
Mineral Reserve cut-off	g/t	1.7	1.7
Mineability factor	%	72	60
Sub-level extraction loss factor	%	25	25
Ramp and fill stoping	%	80	80
Sub-level stoping	%	20	20
Dilution factor in model	%	20	20
Additional dilution (average)%		—	3
Deletion factor	%	3	8.5
Minimum mining width	cm	229	229
Diluted mining width	cm	274	274
Concentrator recovery	%	91	91
Smelter/base metal refinery recovery	%	99	99

R&R - 31

US PGM OPERATIONS STILLWATER AND EAST BOULDER continued
2PGE Mineral Reserve estimate at 31 December 2022

Mineral Reserves
				31 Dec 2022			31 Dec 2021
PGM	Americas			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Stillwater and East Boulder				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Stillwater	Underground	Proved	6.0	14.6	2.8	4.6	17.2	2.6
			Probable	26.0	14.8	12.4	35.8	11.9	13.7
			Proved + Probable	32.1	14.8	15.3	40.4	12.5	16.2
	East Boulder	Underground	Proved	4.0	11.9	1.5	3.5	13.0	1.5
			Probable	24.2	12.2	9.5	24.3	12.3	9.6
			Proved + Probable	28.2	12.2	11.0	27.9	12.4	11.1
Grand total Proved + Probable				60.2	13.6	26.3	68.3	12.4	27.3
Stillwater mine Mineral Reserve category section looking north
East Boulder mine Mineral Reserve category section looking north

Notes:
The -3.6% change year-on-year in the stated Mineral Reserves are principally attributed to the improvement and refinement in Mineral Resource estimation methodology, and changes to the Mineral Reserve estimation to more closely align with actual results. This led to the following changes:
–a decrease of 3.9Moz due to a recalculation of the mineability factors
–an increase of of 2.5Moz, due a change in the calculation methodology of the Probable Reserves
–an increase of 0.5Moz attributed to an adjustment of the modifying factors

R&R - 32

US PGM OPERATIONS STILLWATER AND EAST BOULDER continued

LIFE OF MINE
The Stillwater Mine
It is estimated that current Mineral Reserves will sustain the Stillwater mine until 2053 and the Stillwater East section has the potential to significantly expand Mineral Reserves beyond 2053.
East Boulder
It is estimated that the current Mineral Reserves will sustain East Boulder until 2065.
Development support drilling
ESTIMATION RISKS
Geological: The grade distribution is generally variable, and in areas where drilling density is low, localised estimation might be inaccurate. Globally though, the consistency of mineralised areas is more consistent, decreasing the risk over the LoM.
Geohydrological: Although mining operations at Stillwater and East Boulder have not experienced material interruptions due to groundwater problems, a significant amount of groundwater was encountered at the Stillwater east project during the development of the main access adits and the Benbow decline. The Stillwater mine has initiated a multi-pronged approach to mitigating this risk.
Geotechnical: Areas of poor ground conditions can impact mining productivity. Both mines have accumulated an extensive geotechnical database and developed ground classifications and support measures that are suited to the rock mass. The support systems and standards in place at both mines are sufficient to minimise the potential impact of any geotechnical risk.
Execution gap on LoM plans: Slower than planned production build-ups, underestimating manpower requirements, regulatory changes, grade and tonnage underestimation and unknown geological conditions can all contribute to a gap between planned and achieved production rates, which could impact the execution of LoM plans. Short interval controls are in place to enable the implementation of timeous interventions and, therefore, correction of deviations to the plans.
Skilled labour shortages: The operations have experienced a shortage of skilled miners and maintenance personnel due to recent high attrition rates and industry wide labour scarcity. This could contribute to lower than planned production rates which could impact the execution of LoM plans. Contracted services are currently filling the gaps while the operations implement recruitment and retention initiatives, as well as expanding training programs that focus on hiring local people to fill these roles.
Cost escalation: Since 2020 and coinciding with the COVID-19 pandemic, the operations have experienced cost pressures and COVID-19 related production disruptions. Continuous improvement initiatives adopted to contain cost escalation are in place to mitigate this risk.
Inadequate tailings storage capacity: Tailings storage facilities at Stillwater and East Boulder mines have adequate storage capacity for the medium term (seven to ten-year period). Permitting for the construction of a new tailings storage facility may require a period of up to five years, and is in process. It is unlikely that the operations will run out of tailings storage facility capacity before approvals for the construction of new tailings storage facilities or the upgrading of the existing tailings storage facilities are received.
INFRASTRUCTURE AND EQUIPMENT
The Stillwater Mine
Key infrastructure includes the mining operations and ancillary buildings that contain the concentrator, surface workshop, warehouse, changing facilities, headframe, hoist house, sand, paste plants, water treatment, storage facilities, and offices. Underground development represents 68% of the Stillwater mine property, plant and equipment book value of US$1.15 billion
The original concentrator plant was built in 1986. A new concentrate handling system was added in 2021 as part of a new plant construction. The balance of the new processing facility will be commissioned in 2023. Currently, the plant and adjoining properties comprise 18% of the asset value. The underground mining

R&R - 33

US PGM OPERATIONS STILLWATER AND EAST BOULDER continued
fleet ranges in age from 24 years to one year, with the average age of eight years, and contributes 13% of the property’s book value. Overall the physical condition of the asset is improving with the addition of the new concentrator, as well as underground equipment purchases.
The East Boulder Mine
Key infrastructure includes the mining operations and ancillary buildings that contain the concentrator, workshop, warehouse, changing facilities, twin tunnels to access mine, sand plant, water treatment, storage facilities and offices. Underground development represents 80% of the East Boulder mine property , plant and equipment book value of US$1.48 billion. The concentrator plant was built in the early 2000’s. Currently, the plant with adjoining properties comprise 16% of the East Boulder book value. The underground mining fleet ranges in age from 22 years to one year, with an average age of 16 years, and represents 4% of the property’s book value. An aggressive underground equipment replacement program is slated for the next few years.
The Columbus Metallurgical Complex
Key infrastructure includes the smelting, base metal refining, laboratory and recycling facilities. The plants were constructed in the early to mid-1990s with improvements made as recently as the past two years. The property, plant and equipment book value of the metallurgical complex and associated recycling infrastructure is US$77.5 million.

HOISTING AND PRODUCTION CAPACITIES
Operating shaft	Operating hoisting or rail capacity (ktpm)	5-year planned production (ktpm)*
Stillwater shaft	135	118
Stillwater east rail	144	87
East Boulder rail	137	87
*Planned production is five-year hoisted average from 2023 onwards

MINERAL PROCESSING AND CAPACITY
Plant name	Type	Design capacity (ktpm)	Operational capacity (ktpm)	Average recovery factor (%)
Stillwater	Flotation	83	77	92.2
East Boulder	Flotation	69	64	90.8
TAILINGS DEPOSITION AND CAPACITY
Stillwater
Currently 56% (2022) of all concentrator tailings are returned underground for backfill. The remaining 44% is sent via pipeline to the Hertzler TSF, situated 11km north of Stillwater.
The current storage facility has 4,740kt of storage remaining with expansion planned to add an additional 10,200kt of storage in 2029. The Hertzler storage facility, with the planned expansion, will have adequate storage for current Proved and Probable Mineral Reserves.
East Boulder
Currently 46% (2022) of all concentrator tailings are returned underground for backfill, with the remaining 54% sent via pipeline to a TSF adjacent to the mine site.

The current storage facility has 4,060kt of storage remaining in Stages 4-6. In addition, an expansion is planned to add an additional 5,500kt of storage in 2030 at the Lewis Gulch facility. This facility, including another planned expansion, will accommodate the current Proved and Probable Mineral Reserves.
Site teams are currently evaluating dry stacked tails for the Lewis Gulch facility which could double the life of that facility.
KEY DEVELOPMENTS AND BROWNFIELDS PROJECTS
During 2022 the US PGM operations were repositioned for sustainability and profitability. This was a consequence of a series of disruptions including the Benbow flooding (2018), COVID-19 restrictions (2020), skill and labour shortages (2021/22) and the extreme weather event in mid 2022 which caused regional flooding around the Stillwater mine, all of which impacted operational flexibility and performance. Along with the deteriorating macro environment and outlook for palladium, a review was conducted resulting in a repositioning of the operations including the suspension of further expansion at Stillwater east. To protect margins and to ensure long-term value, a slower build-up in production has been planned to allow for time to improve the mine’s developed state and to focus on a range of interventions underpinning productivity improvements. The repositioned plan incorporates a build-up to +700koz 2E PGM per annum by 2027.
HISTORY AND OPERATIONAL STATISTICS
•The JM reef was discovered in 1974 by Johns-Manville Corporation, and was developed by Manville, Chevron and LAC Minerals Ltd. with production commencing in 1986
•By 1990 the smelter was commissioned and in 1994 the Stillwater Mining Company (SMC) was listed
•In 1996, the vertical shaft at the Stillwater mine was completed
•In 2000, the Hertzler tailings impoundment was constructed
•The East Boulder mine was established in 2002
•On 23 June 2003, SMC completed a stock purchase transaction with MMC Norilsk Nickel (Norilsk Nickel), whereby a subsidiary of Norilsk Nickel became a majority stockholder of the company. In December 2010, Norilsk Nickel disposed of its entire ownership interest in SMC through a secondary offering of the SMC shares in the public market
•From 2010, SMC operated as a NYSE listed company until May 2017 when it was delisted following its acquisition by Sibanye Gold Limited
•The PGM recycling business was established in 2010
•Sibanye-Stillwater acquired the Stillwater Mining Company in 2017, the year which also saw the first production from the Stillwater East project

Operational statistics	2020	2021	2022
Underground tonnes milled (kt)	1,487	1,469	1,154
Underground yield (g/t)	12.51	11.96	11.31
Annual 2E PGM production - Underground (koz)	603	570	421
Total Annual 2E production (koz)	603	570	421
Operating cost underground (R/t)	5,203	5,174	6,811
Total capital expenditure (Rm)	4,419	4,556	5,416
AISC (R/oz)	14,385	14,851	25,951
AISC (US$/oz)	874	1,004	1,586
Note: AISC calculated based on produced Oz

R&R - 34

PGM EXPLORATION STAGE
MARATHON
PROPERTY DESCRIPTION
The Marathon project is an advanced stage PGM-gold-copper exploration project, located approximately 10km north of the town of Marathon, Ontario, Canada, situated adjacent to the Trans-Canada Highway No 17 on the north-east shore of Lake Superior. The project is at FS level.
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
The project is managed and operated by Generation Mining Ltd. In quarter one of 2022, the JV parties reached an agreement whereby Sibanye-Stillwater exchanged its project level ownership for a combined corporate level equity interest. As at 31 December 2022, Sibanye-Stillwater owned an effective attributable share of 18.19%, via its equity interest in Generation Mining Ltd.

MINERAL TITLE
Generation Mining’s land position includes 46 leases covering 66.03 km², and 924 mining claims covering 196.25km². The expiry dates of the leases vary between 2031 and 2041, while the mining claims expires between 2023 and 2025.
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
The Sally deposit is situated on the north-eastern margin of the complex, and strikes east-southeast, dips 45° to 50° south, and extends over a 1.2km strike length and is open in all directions. Drilling has identified four main mineralised zones at Sally. The second and third mineralised zones are typically 40m to 50m thick, and are hosted by the Two Duck Lake Gabbro, which is the same host rock as at the Marathon deposit.

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

During 2022, Generation Mining continued the environmental approval process, while advancing the detailed engineering on the project as well as arranging the project financing. The Environmental Assessment approvals from the Federal Minister of Environment and Climate Change, and the Ontario Minister of Environment was received on November 30, 2022.
Generation Mining has published Mineral Reserves for the project on the back of the FS. Sibanye-Stillwater is only publishing attributable Mineral Resources until such stage as the project has been fully permitted, funded and approved for construction.

Marathon Mineral Resource estimate at 31 December 2022

Mineral Resources
		31 Dec 2022
PGM	Americas	Tonnes	PGM	PGM	Copper	Copper	Silver	Silver	Gold	Gold
Exploration		(Mt)	(g/t)	(Moz)	(%)	(Mlb)	(g/t)	(Moz)	(g/t)	(Moz)
Marathon	Measured	18.8	0.8	0.5	0.2	84.2	1.5	0.9	0.1	0.04
	Indicated	21.5	0.6	0.4	0.2	101.7	1.7	1.1	0.1	0.04
	Measured + Indicated	40.3	0.7	0.9	0.2	185.9	1.6	2.0	0.1	0.1
	Inferred	5.0	0.5	0.1	0.2	25.5	1.5	0.2	0.03	0.01
Grand total		45.3	0.7	1.0	0.2	211.4	1.6	2.3	0.1	0.1

Marathon Mineral Resource estimate at 31 December 2021

Mineral Resources
		31 Dec 2021
PGM	Americas	Tonnes	PGM	PGM	Copper	Copper	Silver	Silver	Gold	Gold
Exploration		(Mt)	(g/t)	(Moz)	(%)	(Mlb)	(g/t)	(Moz)	(g/t)	(Moz)
Marathon	Measured	23.4	0.8	0.6	0.2	104.9	1.5	1.1	0.1	0.1
	Indicated	26.7	0.6	0.5	0.2	126.6	1.7	1.4	0.1	0.1
	Measured + Indicated	50.1	0.7	1.1	0.2	231.5	1.6	2.5	0.1	0.1
	Inferred	6.2	0.5	0.1	0.2	31.7	1.5	0.3	0.1	0.1
Grand total		56.4	0.7	1.2	0.2	263.2	1.6	2.8	0.1	0.1
Notes:
•PGM = Pt+Pd
•The attributable Marathon Mineral Resources changed (-19.7%) from 2021 to 2022 due to a change in attributable interest to 18.19% (2021: 22.65%)
•The estimate includes the main Marathon and the satellite Geordie and Sally deposits
•The Marathon deposit Mineral Resources are reported within an optimised pit shell at a cut-off NSR value of C$13/t, and Geordie and Sally at C$15/t
•The Mineral Resource estimate was based on US$ metal prices of US$1,100/oz for palladium, US$900/oz for platinum, US$3/lb for copper, US$1,300/oz for gold and US$16/oz for silver and the US$:C$ exchange rate used was 0.77
•The Net Smelter Royalties (NSR) estimates for the project use flotation recoveries of 93% for copper, 82% for palladium, 80% for platinum, 80% for gold, 75% for silver and smelter payables of 96% for copper, 93% for palladium, 88% for platinum, 90% for gold and 90% for silver
•The open pit optimisation used a mining cost of C$2/t, combined processing, general and administration and off-site concentrate costs of C$15/t and pit slopes of 50º

R&R - 35

BATTERY METALS EXPLORATION STAGE
LITHIUM
RHYOLITE RIDGE
PROPERTY DESCRIPTION
Rhyolite Ridge is an advanced stage exploration project located in Esmeralda County, Nevada, US.
Rhyolite Ridge aims to extract a large, shallow lithium-boron deposit, located close to existing infrastructure, and located between Las Vegas and Reno, Nevada. It is expected to be one of the first large scale US lithium projects to enter production.
The future 50:50 JV agreement between Sibanye-Stillwater and ioneer Limited, whereby ioneer would maintain the operational management responsibility, is subject to the satisfaction of certain conditions precedent before Sibanye-Stillwater will commit funding to the project. Until such time as the conditions are met, the attributable disclosure is based on Sibanye-Stillwater's current 6.95% equity stake in ioneer Limited.
MINERAL TITLE
In relation to their Mine Plan of Operations (MPO) ioneer holds 386 unpatented relevant mining claims, located on US federal land administered by the Bureau of Land Management (BLM), totalling 31.6 km².
For the permitting of the mining operation, ioneer has acquired two of the four major/critical permits and authorisations
1.The Nevada Division of Environmental Protection (NDEP) – Bureau of Mining Regulation and Reclamation (NDEP-BMRR) Water Pollution Control Permit (WPCP), was issued on July 1, 2021
2.The NDEP – Bureau of Air Pollution Control (BAPC) Class II Air Quality Operating Permit, was issued on June 14, 2021
During 2022, ioneer submitted a revised MPO application for Stage 1 mining, for review by the BLM. The BLM published a Notice of Intent in the Federal Register during November 2022, which marked the commencement of work on the environmental impact statement (EIS) and public engagement process in accordance with the requirements of the National Environmental Policy Act (NEPA). The NEPA process culminates in the BLM’s Record of Decision (ROD), which will allow the company to commence construction of the Rhyolite Ridge Project. The BLM has indicated its intention to issue a ROD in Q1 2024.
The NEPA document is based on the MPO, which is a joint application between the BLM and the NDEP-BMRR (the Nevada Reclamation Permit Application). Once the NEPA Process nears completion, the bond amount is finalised between the BLM, BMRR, and ioneer. The ROD is then issued by the BLM, and the BMRR issues the Nevada Reclamation Permit, which are the final major Project permits.
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
Geological cross-section, looking NNE, through the Rhyolite Ridge South Basin, showing the various stratigraphic units, including the B5 unit, which is the main mineralised horizon targeted for mining.

R&R - 36

BATTERY METALS EXPLORATION LITHIUM: RHYOLITE RIDGE continued

The lithium occurs within mixed illite-smectite layers, while the boron occurs in the mineral searlesite. The mineralised layers vary in thickness from 13 to 40m, outcrops towards the west, is relatively flat dipping, and is typically overlain by ~21 meters thick overburden. The current defined Mineral Resource is restricted to the South Basin, where the majority of ioneer's work has focused due to higher lithium and boron grades present. The north basin is considered highly prospective due to the sheer size of the deposit and the thick (>100m) and consistent grades present from surface. Historic wide spaced drilling by US Borax (part of Rio Tinto) during the 1980’s and 1990's show very thick (100-260m) zones of lithium-boron mineralisation at very shallow depths (<30m) over an area of >5 km², with individual 3m intervals up to 3890ppm Li. In September 2016, ioneer calculated an Exploration Target for the north basin of 1 to 1.5 billion tonnes of 1000ppm to 2000ppm lithium, 0.5% to 1.0% boron. It should be noted that the potential quantity and grade of the exploration target is conceptual in nature and there has been insufficient exploration to estimate a Mineral Resource. In 2017, ioneer completed two vertical core holes spaced 750m apart to confirm thickness and grades reported by US Borax. Both holes intersected thick lithium mineralisation from near to surface
• 110m at 1339ppm Li from 3m
• 110m at 1200ppm Li from 18m
KEY DEVELOPMENTS
A FS study was completed by Fluor in April 2020. The study was based on a mining rate of 2.5Mtpa mined, over a 26y LoM, producing more than 20ktpa of Li2CO3 (y1-3) or LiOH.H2O (y4 onwards), and Boric Acid of 174,400 Tonnes (y1-26).
Since the completion of the FS, the proposed MPO has undergone revision and adjustment to take into consideration the protection of the population of Thiem’s Buckwheat (which the U.S. Fish and Wildlife Service (FWS) has declared as an endangered species under the Endangered Species Act (ESA) and designate critical habitat) that grows on the property. The latest revised MPO that was submitted for assessment via the NEPA process takes full cognisance of the protection of the Buckwheat, but in the process has deviated from the original FS, which now requires amendment of certain mining components. To optimize the revised MPO and allow for mining to commence at the southern limit of the deposit, ioneer will conduct drilling in the southern extension area of the ore body as soon as a positive ROD is received. Ioneer intends to complete the drilling, amend the open-pit design and update the FS before making a Final Investment Decision (FID). Further ongoing work relates to up-front engineering procurement and progressing debt funding for the balance of the project, where during January 2023, ioneer received conditional commitment from the U.S. Department of Energy for a proposed loan of up to US$700 million to develop the project. The proposed loan is to be made under the DOE Loan Programs Office’s Advanced Technology Vehicles Manufacturing program. Financial closure of the loan is conditional on several achievements including a positive ROD. Sibanye-Stillwater is reporting the attributable Mineral Resources, based on its 6.95% equity interest in ioneer, as verified by its QP’s, but will only consider publishing attributable Mineral Reserves subject to the completion and acceptance of an amended FS, and a final investment decision.
Rhyolite Ridge Mineral Resource estimate at 31 December 2022

Lithium Mineral Resources
			31 Dec 2022					31 Dec 2021
LITHIUM	Americas		Tonnes	Li	LCE	H₃BO₃	H₃BO₃	Tonnes	Li	LCE	H₃BO₃	H₃BO₃
			(Mt)	(%)	(kt)	(%)	(kt)	(Mt)	(%)	(kt)	(%)	(kt)
Exploration	Rhyolite Ridge	Measured	2.7	0.17	24.8	8.3	225.2	2.8	0.17	25.4	8.3	230.7
		Indicated	6.1	0.16	50.4	8.1	494.4	6.3	0.16	51.6	8.1	506.5
		Measured + Indicated	8.8	0.16	75.2	8.2	719.6	9.0	0.16	77.0	8.2	737.2
		Inferred	1.4	0.16	11.6	7.9	106.5	1.4	0.16	11.9	7.9	109.1
Grand total			10.2	0.16	86.8	8.1	826.1	10.4	0.16	88.9	8.1	846.3
Notes:
•The reported Mineral Resources has been adjusted to reflect Sibanye-Stillwater’s 6.95% interest in ioneer Ltd.
•Mineral Resources are constrained to an optimised open-pit shell making use of a co-product cut-off grade of 5000ppm Boron
•For the lithium Mineral Resources, LCE content was calculated by multiplying the Li (%) content by a factor of 5.323. Lithium Hydroxide Monohydrate (LiOH.H2O)) can be derived from LCE by dividing by a factor of 0.88
•Li price assumption for the overall project ranged between US$10,443/t and US$14,334/t Li2CO3
Outcrop of Li-bearing searlesite mineralisation

R&R - 37

COPPER
ALTAR
PROPERTY DESCRIPTION
The Altar project is a shallow to intermediate depth, copper-gold porphyry deposit located in San Juan province, Argentina, approximately 10km from the Argentine-Chile border and 180km west of the city of San Juan.
The Altar deposit was discovered in the mid-1990s and early-phase exploration continued until 1999. Project evaluation work to date has primarily focused on assessing the feasibility of an open-pit and/or underground operation.
Sibanye-Stillwater acquired the Altar project in 2017 as part of the Stillwater acquisition. Aldebaran Resources Ltd. (Aldebaran) entered into a JV Agreement with Sibanye-Stillwater in 2018 to acquire a 60%, and eventually 80%, interest in the Altar project, subject to funding certain exploration expenditures. Aldebaran also assumed management of the JV. As at 31 December 2022, Aldebaran may have spent the required expenditure for the initial 60% earn-in purposes, however, the legal process of reporting, assessing and confirming this is only expected to be finalised later in 2023. Therefore, legally the earn-in has not been confirmed or implemented.

MINERAL TITLE
The property and mineral concessions are held by Peregrine Metals Ltd., which includes the Argentine subsidiary Minera Peregrine Argentina.
The Altar project consists of nine mining concessions and nine land easements comprising rights of way or occupancy.
It also includes an option on the five adjacent Rio Cenicero concessions, four of which are adjacent to the Altar property and one located to the south-west. The Altar concessions and exploration permits collectively cover about 84.4km² and the Rio Cenicero concessions cover an additional 37.2ha. In addition, permits to open and service the camp, as well as access water for exploration purposes, are maintained annually. All legal aspects and tenure are in order.
GEOLOGY AND MINERALISATION CHARACTERISTICS
The two main ore zones within the Altar area of the deposit are the Altar Central and the Altar East zones. The Quebrada de la Mina (QDM) Mineral Resource (inclusive of the Altar project) is located 3km west of the main Altar deposit and is a near-surface gold Mineral Resource hosted in pyrite within a dacite porphyry.
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

R&R - 38

BATTERY METALS EXPLORATION COPPER: ALTAR continued
KEY DEVELOPMENTS

During the 2021/2022 field season a diamond drilling campaign was completed at Altar which included 14,454 meters in 17 holes. Further work completed includes: An underground water monitoring drilling campaign, the completion of a large systematic soil sampling program which started in 2018, the completion of a 3D MT IP geophysical survey, and the completion and progress of some key annual based work related to environmental base line studies, government, infrastructure, and social matters.
Drilling resumed in early November 2022 to follow up on the results of the 3D geophysical survey. The first hole drilled into the northern edge of an identified geophysical anomaly, which provided a proof of concept, returning over 1 km of mineralisation (Aldebaran (2023)). The entire hole is outside of the current Mineral Resource estimate for the property.
Altar Mineral Resource estimate as at 31 December 2022

Mineral Resources
		31 Dec 2022					31 Dec 2021
COPPER	Americas	Tonnes	Copper	Copper	Gold	Gold	Tonnes	Copper	Copper	Gold	Gold
Exploration		(Mt)	(%)	(Mlb)	(g/t)	(Moz)	(Mt)	(%)	(Mlb)	(g/t)	(Moz)
Altar	Measured	637.9	0.4	6,095.0	0.1	2.4	637.9	0.4	6,095.0	0.1	2.4
	Indicated	580.3	0.4	5,293.0	0.1	1.5	580.3	0.4	5,293.0	0.1	1.5
	Measured + Indicated	1,218.2	0.4	11,388.0	0.1	3.9	1,218.2	0.4	11,388.0	0.1	3.9
	Inferred	190.4	0.4	1,750.0	0.1	0.4	190.4	0.4	1,750.0	0.1	0.4
Grand total		1,408.6	0.4	13,138.0	0.1	4.3	1,408.6	0.4	13,138.0	0.1	4.3
Notes:
•Combined estimate for the deposits of Altar Central, Altar east and QDM
•Copper reflects the estimated grade of copper that could be processed by sulphide flotation
•The Mineral Resources for Altar Central, east, and QDM were based on the application of the floating cone algorithm to the block models to establish the component of the deposit that has “reasonable prospects of economic extraction”. The Mineral Resources are therefore contained within computer-generated open-pit geometries where economic value has been assigned to Measured, Indicated, and Inferred material
•The parameters used to determine the Mineral Resource cut-off grade results in calculated values for internal or breakeven cut-off grades in the range of 0.11% to 0.18% equivalent copper (EqCu). Considering the remote location of Altar and the capital burden that would be required for a project of this scale, the Mineral Resource cut-off grade was effectively doubled to 0.30% EqCu = $13.99 NSR
•The 2021 Mineral Resource Metal Price assumptions were: copper US$3.00/lb, gold US$1,500.00/troy ounce and silver US$20.00/troy ounce
Exploration drilling at Altar

R&R - 39

BATTERY METALS EXPLORATION COPPER continued
RIO GRANDE
PROPERTY DESCRIPTION
The Rio Grande exploration project is located in north-western Argentina, approximately 250km west of the provincial capital of Salta and approximately 1,400km north-west of Buenos Aires.
The project has been explored by various operators since 1999, including Mansfield Minerals Inc, Teck-Cominco Ltd., Antares Mining Ltd. and Regulus Resources Inc. from 2011 to June 2018. Exploration activities have included prospecting, mapping, trenching geophysics, geochemistry and drilling. From 2001 to 2012, 130 drill holes totalling 74,210m were completed on the property. The most recent drilling was conducted in 2013 when Regulus Resources drilled four holes of 1,200m at Cerro Cori, located east of Rio Grande. Sibanye-Stillwater owes it’s interest in the project to the transaction in 2018 through which it acquired a 19.9% interest in Aldebaran, the owner of the Rio Grande Project.

MINERAL TITLE
The project consists of one contiguous block comprised of nine individual mining concessions, totalling 180 claims, and covering an area of approximately 169,53km². All the claims are current and valid, and in good legal standing.
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
KEY DEVELOPMENTS
Roscoe Postle Associates Inc prepared an independent technical report on the Rio Grande project in 2018, which forms the basis for Mineral Resource disclosure. The reported Mineral Resources are based on a potential open-pit scenario, with a combination of heap leaching and flotation envisaged for the processing of oxide, transition and sulphide material types. Sibanye-Stillwater had the estimate independently verified by SRK in 2022. No current exploration activities are being conducted or planned by Aldebaran on this property.

Rio Grande Mineral Resource estimate at 31 December 2022

Mineral Resources
		31 Dec 2022					31 Dec 2021
COPPER	Americas	Tonnes	Copper	Copper	Gold	Gold	Tonnes	Copper	Copper	Gold	Gold
Exploration		(Mt)	(%)	(Mlb)	(g/t)	(Moz)	(Mt)	(%)	(Mlb)	(g/t)	(Moz)
Rio Grande	Measured	—	—	—	—	—	—	—	—	—	—
	Indicated	12.5	0.3	82.4	0.4	0.1	14.1	0.3	93.2	0.4	0.2
	Measured + Indicated	12.5	0.3	82.4	0.4	0.1	14.1	0.3	93.2	0.4	0.2
	Inferred	7.2	0.2	36.7	0.3	0.1	8.2	0.2	41.5	0.3	0.1
Grand total		19.7	0.3	119.1	0.3	0.2	22.3	0.3	134.7	0.3	0.2
Notes:
•Attributable portion to Sibanye-Stillwater based on a 19.9% equity interest in Aldebaran Resources Ltd
•Mineral Resources are estimated at a NSR cut-off grade of US$8.00/t for oxide, US$12.00/t for transition and US$7.50/t for sulphide ore
No sulphide material was captured in the Mineral Resource shell
•The Mineral Resource statement is included within a floating cone defined with the following metal prices: gold price of US$1,400/oz, copper price of US$3.50/lb

R&R - 40

LOCATION	42	GOLD OPERATIONS	70
PGM OPERATIONS	43	Kloof	72
Marikana	48	Driefontein	78
Rustenburg	54	Beatrix	83
Kroondal	59	Cooke	86
Mimosa	64	DRDGOLD	89
PGM EXPLORATION STAGE	67	GOLD DEVELOPMENT STAGE	92
Akanani	67	Burnstone	92
Limpopo	68	GOLD EXPLORATION STAGE	94
Blue Ridge	69	Southern Free State SOFS	94

R&R - 41

LOCATION
Remotely operated battery-electric LHD at the Bathopele operation at SA PGM

R&R - 42

PGM OPERATIONS
Geological setting
SOUTH AFRICAN OPERATIONS
The Bushveld Igneous Complex (BIC) is the world’s largest known mafic igneous layered intrusion and contains more than 85% of the world’s known Mineral Resources of PGMs.
The mineralised Merensky and UG2 reefs are host to the PGMs at the Rustenburg, Kroondal and Marikana operations and are contained within the Rustenburg layered suite (RLS) of ultramafic to mafic rocks. These reefs are laterally continuous and extensive.
The BIC occurs geographically as discrete compartments categorised as limbs. Sibanye-Stillwater’s PGM operations (Marikana, Rustenburg and Kroondal) are located on the Western Limb, south- east of the Pilanesberg Complex, while the PGM exploration projects are located on the Eastern and Northern Limbs of the BIC.
The Merensky Reef typically consists of a pegmatoidal feldspathic pyroxenite layer, bounded on the top and bottom by thin chromitite layers (stringers) dipping approximately 9º to 12º in a north-easterly direction. The Merensky Reef transitions across the Sibanye-Stillwater operations, from a thin pegmatoidal reef to a thick non-pegmatoidal reef, with a major transition at the Marikana operation. The Merensky Reef contains economically significant base metal sulphide and PGM mineralisation.
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
Economic PGM mineralisation occurs within the main sulphide zone (MSZ). The MSZ is typically 2m to 3m thick, but can reach up to 20m thick locally, resulting in a marked decrease in grade with thickening of the zone. Although mineralisation is very consistent, localised disruption to the reef due to pegmatoids and washout channels have been encountered in some areas of the operation. Unlike the BIC, the reef is not in contact with or within chromitite seams. The MSZ has definitive metal profiles that are consistent.
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

R&R - 43

PGM OPERATIONS continued
Detailed exploratory data analysis – including sample verification, histogram and cumulative frequency plots for distributional analysis, additive constant estimates, outlier checks, trend analysis and declustering, are carried out on individual domains.
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
The block widths in the Mineral Resources are compiled over a minimum practical mining cut for both Merensky and UG2 Reefs. It includes additional varying thickness overbreak material to a minimum mining width. The minimum mining widths are influenced by a number of parameters, namely: reef width, mineralisation of the hanging wall and footwall, mining method, rock quality, location of weak parting planes, support systems, and associated equipment required for support installation.
At the Rustenburg operation, for both the Merensky and UG2 reef, a minimum 105cm mining width was adopted. At the Kroondal operation, a minimum 200cm mining width was modelled for all areas where a trackless mining method is applied. At the Marikana operation, for both the Merensky and UG2 reef, a minimum 110cm mining width was modelled based on a combination of the reef width and rock engineering considerations.
Geological losses are split into known and unknown (anticipated) losses and determined for each structural domain and per shaft. All Mineral Resources reported are exclusive of geological losses.
The final Mineral Resource quantities are determined by projecting the 2D estimated parameters onto the 3D structural polygons, exclusive of the geological losses, and reporting them on a 4E and 6E composite grade basis. Due to the persistent grade distribution across the operations and no mining selectivity, typical cut-off grades are not applied. On a regional scale, more than 99.9% of Mineral Resource blocks meets reasonable prospect for eventual economic extraction (RPEEE) criteria; those blocks that don’t meet this prospect would have to be extracted to reach the balance. Areas that are deemed unmineable due to aspects such as IRUP, structural complexity and facies, are excluded.
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

PRILL SPLITS
The 4E PGMs (platinum, palladium, rhodium and gold) at the SA PGM operations occur together with other PGMs including ruthenium and iridium and metals such as copper, nickel, cobalt and chromium.
The table below provides details the ratio of occurrence of the elements in the various ore types, also called the “prill split”, on a 4E and 6E basis.
4E PGM prill split

4E Prill split (SA PGM operations)	Unit	Marikana		Rustenburg		Kroondal	Mimosa
		MER	UG2	MER	UG2	UG2	MSZ
Platinum	%	61.8	59.4	63.7	54.0	58.1	49.4
Palladium	%	27.8	28.9	27.3	34.0	31.1	38.2
Rhodium	%	3.3	11.2	4.0	11.2	10.1	4.0
Gold	%	7.1	0.6	4.9	0.8	0.7	8.4

R&R - 44

PGM OPERATIONS continued
6E PGM prill split and base metal concentrations

		Marikana		Rustenburg		Kroondal	Mimosa
Metal	Unit	MER	UG2	MER	UG2	UG2	MSZ
Prill Split
Platinum	%	57.10	47.90	58.18	45.40	48.35	45.71
Palladium	%	25.74	23.31	24.94	28.60	25.87	35.59
Rhodium	%	3.06	9.03	3.66	9.37	8.43	3.81
Gold	%	6.54	0.46	4.49	0.68	0.61	7.74
Iridium	%	1.12	3.77	1.95	3.27	3.40	3.07
Ruthenium	%	6.44	15.53	6.79	12.66	13.34	4.08
Base metal concentrations
Copper	%	0.09	0.01	0.10	0.01	0.01	0.12
Nickel	%	0.16	0.03	0.21	0.11	0.09	0.16
Cobalt	%	—	—	—	0.06	0.07	0.05
Chromium oxide (Cr2O3)%		—	16.93	1.04	23.56	14.54	—

INTERNAL CONTROLS (QAQC) (Managed operations)
Quality assurance/quality control (QA/QC) is a key component of the Mineral Resource estimation process, spanning from data sources to the final assay data accepted for modelling. All data is acquired through standard acceptable procedures with built-in QA/QC protocols.
Certified reference material (CRM) and blanks are inserted into each batch sent to the laboratory, and makes up 5% of total sample numbers. The standards used have been prepared specifically for UG2 and Merensky reefs with different PGM grade ranges. In depth QA/QC analysis is performed in preparation for Mineral Resource modelling using customised software (Sable™) for the evaluation of assay results. Extensive data audits and QA/QC reporting is undertaken and documented for all operations centrally, prior to Mineral Resource estimation.
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
MINERAL RESERVE ESTIMATION(Managed operations)
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
Normal Mineral Resource to Mineral Reserve modifying factors are applied based on the type of mining method which varies from shaft to shaft. Typically, the shallow UG2 operations are accessed via decline shafts and mined using the low profile mechanised bord-and-pillar method, while deeper ore, both Merensky and UG2, is accessed via vertical shafts and conventionally mined using breast and down-dip methods.
Mineral Resource to Mineral Reserve modifying factors applied include provision for off-reef mining due to geological disturbances, dilution to mining widths to cater for historical realistically achievable , widths, waste scalping in the case of mechanised mining, and a mine call factor to make provision for unaccounted for but realised metal losses.
ESTIMATION RISKS (Managed operations)
There are no deemed material risks to the Mineral Resource Estimation. The key operational risks that could impact the Mineral Reserves are listed below.
Commodity prices and exchange rate assumptions: Sibanye-Stillwater has adopted forward-looking price assumptions. Any material deviations from these assumptions could impact the Mineral Reserves, especially at marginal operations. The Group is of the view that the prices applied to the LoM valuations are realistic.
Eskom electricity supply: Loadshedding and load curtailment due to unreliable and erratic electricity supply from the national service provider has started to impact productivity at the operations. Even though the Sibanye-Stillwater is actively working towards becoming less reliant on Eskom, it will still be exposed to this risk in the short to medium term.

R&R - 45

PGM OPERATIONS continued
ESG and social unrest: The SA PGM operations are situated in close proximity to large communities with high unemployment rates. As such, it is continually exposed to social unrest events. From a social and governance perspective, Sibanye-Stillwater has implemented appropriate actions to address this risk. From an environmental perspective, the area experiences significant pressure on potable and fresh water supply. The adoption of the PGM water stewardship, and the GHG and footprint reduction strategy during 2022, will enable these operations to meet the requirements defined by the ESG commitments made.
Cost escalation: Cost escalation assumptions relating to factors such as wages, utilities (including electricity) and other operational consumables are aligned with Group estimates. Continuous improvement initiatives adopted to contain cost escalation are in place to mitigate this risk.
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

UG2 Mineral Resource classification map for the combined South African PGM operations (Inclusive of Mineral Reserves)

Merensky Mineral Resource classification map for the combined South African PGM operations (Inclusive of Mineral Reserves)

R&R - 46

PGM OPERATIONS continued
UG2 Mineral Reserve classification map for the combined South African PGM operations
Merensky Mineral Reserve classification map for the combined South African PGM operations
An intersection at Rustenburg operation

R&R - 47

PGM OPERATIONS continued
MARIKANA
PROPERTY DESCRIPTION
The Marikana operations (Western Platinum Limited and Eastern Platinum Limited) are located in the Marikana district, 40km to the east of the town of Rustenburg in the North West province of South Africa. The lease area covers approximately 214km² and extends in excess of 30km from east to west and 15km from north to south. As discussed in Section 1, the Group considers the Marikana operation as material for the purpose of SK-1300.
Marikana currently has six operating shafts: 4 Belt (4B), K3, K4, Rowland, Saffy, and E3. The Merensky and the UG2 reefs are mined simultaneously at an average depth of 500m and are accessed via infrastructure consisting of shallow incline and deeper vertical shafts. The 4B shallow incline, and the K3, K4 and Rowland vertical shafts target both the Merensky Reef and UG2 reef horizons, while the E3 shallow incline and the Saffy vertical shaft target only the UG2 reef. The vertical shaft complexes account for the largest portion of the Mineral Reserves.
The Mineral Reserves are mined using conventional underground mining methods. The 4B and E3 shallow incline shafts extend to depths of approximately 400m below surface; the K3, Rowland and Saffy vertical shafts extend to approximately 900m below surface and the K4 vertical shaft to 1130m. 45% or 46.3Moz of the total Mineral Resources are above infrastructure (AI) and 55% or 56.5Moz are below shaft bottom infrastructure (BI). The main contributing factor to this being the large Mineral Resource base in the Merensky Reef that has not yet been mined.
The fresh ore mined at the Marikana operations is processed through four of the eight concentrators on site (of which two are on care and maintenance and two treating tailings material), with a combined fresh ore milling capacity of approximately 600,000t per month. The concentrate is dispatched to the smelter where a sulphide-rich matte is produced for further processing at the Base Metal Refinery (BMR). At the BMR, base metals (nickel and copper) are extracted and the resulting PGM-rich product is sent to the Precious Metal Refinery (PMR) in Brakpan for final treatment. The PMR produces the final refined precious metal products.
In addition to the underground operations, there are also two tailings retreatment operations:
• The re-mining of eastern tailings dam 1 (ETD1) occurs by hydraulic mining with high pressure water guns and the tailings are retreated at the Bulk Tailings Treatment (BTT) plant
•Tailings from the EPL concentrator, post the chrome recovery unit, are pumped to the ETTP plant where a portion of the remaining PGMs are recovered
MINERAL TITLE
The mineral rights for the Marikana operations comprise several mining rights, and are divided between WPL and EPL.
There are four mining rights within WPL, which have been converted to new order mining rights NW30/5/1/2/2/107MR (29.3 km², expires 03 September 2037), NW30/5/1/2/2/106MR (101.7 km², expires 03 September 2037), NW30/5/1/2/2/161MR (1.8 km², expires 20 December 2036) and NW30/5/1/2/2/190MR (0.3 km², expires 20 December 2036).
There are five mining rights within EPL which have been converted to new order mining rights NW30/5/1/2/2/109MR (38.2 km², expires 03 September 2037), NW30/5/1/2/2/110MR (0.6 km², expires 03 September 2037) and NW30/5/1/2/2/111MR (1.7 km², expires 03 September 2037). The mining rights NW30/5/1/2/2/292MR (46.2km², expires 22 January 2044) and NW30/5/1/2/2/433MR (42.9 km², expires 22 January 2044) cover the eastern half of EPL (the Pandora area).
The ETD1 is located within the area covered by new order mining right NW30/5/1/2/2/109 MR on the farm Turffontein 462JQ.
The renewal of the Schaapkraal prospecting right (NW30/5/1/1/2/12331PR, 41.74Km²), which covers the western down-dip extension at Marikana, expired in August 2022. A prospecting right renewal was submitted timeously and the outcome is awaited. No Mineral Resources are declared for Schaapkraal at this stage.

R&R - 48

PGM OPERATIONS MARIKANA continued
INFRASTRUCTURE AND EQUIPMENT
The Marikana operation is a large, established shallow to moderate depth PGM mining complex that is accessed from surface through numerous incline and vertical shaft systems. All facilities are in good condition. All the permanent infrastructure required to access and mine the LoM plan is already established and in use.
Major infrastructure consists of
•Five vertical shafts, of which four are in production and one on care and maintenance
•Five incline shafts of which two are in operation and the remainder are on care and maintenance
•Eight PGM concentrator plants
•A smelter plant with five furnaces, a base metal refinery plant, and a precious metal refinery plant
•Three hospitals/ medical centres
•Workshops, office blocks, a laboratory, and equipment stores
•Accommodation quarters and hostels
•Water treatment plants
The mining complex has been in operation since 1987 and the age and modernisation of these assets varies greatly. In line with the Group’s ESG and enhanced efficiency requirements, several projects were completed during 2022 on the smelter and the PMR and BMR.
The equipment used is extensive. The vertical and incline shafts make use of conventional handheld mining equipment, combined with rail-bound equipment for logistical movement of ore, men and material.
The smelter has five furnaces. The two larger furnaces (Furnace 1 and 2) are usually in operation, with the three smaller Pyromet furnaces being utilised as back-up or spare capacity.
The BMR, which was commissioned in 1985, extracts base metals (nickel and copper) and the resulting PGM-rich product is refined at the PMR in Brakpan. The PMR produces the final precious metal products.
The equipment at all operations, including the plants, are subject to a detailed planned maintenance programmes and SIB capital provisions are made on an annual basis to cater for both repairs and replacements as needed.
The property, plant and equipment book value (100%) of all the mine’s assets as at 31 December 2022, was R6.59 billion.

HOISTING AND PRODUCTION CAPACITIES
Operating shaft	Operating hoisting	Five-year planned
	capacity (ktpm)	production (ktpm)
K4	225	92
K3	235	155
4B	50	38
Rowland	164	127
Saffy	183	154
E3	62	52
Planned production is five-year hoisted average from 2023 onwards.
MINING METHOD
•Vertical shafts: conventional up-dip and down-dip mining
with a limited amount of conventional breast mining
•Shallow inclines: conventional breast mining with a limited amount of conventional up-dip and down-dip mining
•TSF: Hydraulic (Hydrojet)
LIFE OF MINE
•It is estimated that the current Mineral Reserves will sustain the individual operations for periods varying up to 2025 (TSF material), 2025 (4B), 2030 (K3), 2033 (Rowland), 2035 (E3), 2041 (Saffy) and 2071 (K4)

MINERAL PROCESSING AND CAPACITY
Concentrator plant	Design	Current operational capacity (ktpm)	Average recovery factor (%)	Material
	capacity (ktpm)			treated
Karee A	140	147	88.44	MER underground
Karee B	120	128	87.3	UG2 underground
K4	125	126	86.58	MER and UG2 underground
EPL	180	230	80.48	UG2 underground
1 Shaft BTT	300	300	25.65	Historic tailings
ETTP	274	227	30.67	Current arising tailings

Chrome processing
Concentrator plant	Design	Current operational capacity (ktpm)	Average recovery factor (%)	Material
	capacity (ktpm)			treated
Glencore (EPL)	300	227.47	51	EP UG2 tailings
Arxo (K3 B)	120	126.464	35	WP UG2 tailings
Glencore (K4)	130	124.362	24	WP UG2 tailings
Chrometech (BTT)	300	300	12	EP UG2 tailings

R&R - 49

PGM OPERATIONS MARIKANA continued

PGM and Base Metal processing
Refinery	Planned feed capacity (t/m)	Achieved operational capacity (t/m)	Average three-year recovery factor (%)	Material treated
Smelter	11,729	11,014	101.57	Concentrate and filter cake from various internal and external plants
BMR	427	405	98.45	Smelter converter matte
PMR	4.10	3.20	100.46	BMR PGM concentrate
1 Smelter recovery over 100% is due to historical material processed
TAILINGS DEPOSITION AND CAPACITY
Tailings deposition is managed in an integrated manner across the Tailings Storage Facilities detailed below
•Karee Tailings Dam 2 – Fed from K3 UG2 plant at 101ktpm (life of TSF until 2025 at current deposition rate)
•Karee Tailings Dam 3 – Fed from K3 Mix plant at 147ktpm (life of TSF until 2024 at current deposition rate)
•Karee Tailings Dam 4 – Fed from K4 plant at 116ktpm (life of TSF until 2044 at current deposition rate)
•Eastern Tailings Dam 2 – Fed from EPL and ETTP plants at 160ktpm (life of TSF until 2028 at current deposition rate)
•Western Platinum Tailings Dam 6 – Fed from BTT plant at 270ktpm (life of TSF until 2030 at current deposition rate)
The Marikana TSF’s have a remaining capacity of 70Mt. The LoM requires 172.9Mt TSF capacity, resulting in a shortfall of 102.9Mt. The current capacity constraints will be mitigated through the integrated consolidated surface operations strategy which addresses tailings deposition at the SA PGM segment, across all three operations. Due to the synergistic nature of the operations, the short to medium term approach will therefore be to divert tailings to other existing Group facilities within the SA PGM operations.
KEY DEVELOPMENTS AND BROWNFIELD PROJECTS
The K4 project, is currently in build-up phase with a focus on infrastructure completion and primary development. Production commenced during 2022. At steady state, mining production is planned at 2.3Mtpa, yielding approximately 250Koz 4E PGMs per annum.
The E3 UG2 inclined shaft deepening and extension project is a brownfields expansion of the current E3 mine, down-dip to current workings and will serve as replacement ore for E3. The target is for the implementation of a mechanised mining section as an extension of the existing conventional mine. Further geo-technical drilling in the area is planned during 2023, after which a feasibility study will commence. Similarly, the E4 area (also historically called Pandora) requires further geo-technical drilling prior to the commencement of a feasibility study.
Other brownfields studies that will be advanced during 2023 are the Saffy Deeps (UG2) project and the Newman (MER) project. The possibility of increasing the re-treating rate of tailings at Marikana will also be investigated during 2023.
Marikana K4 Shaft

R&R - 50

PGM OPERATIONS MARIKANA continued
4E PGM Mineral Resource estimate at 31 December 2022

Mineral Resources Inclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Marikana				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Measured	73.1	4.2	9.9	73.3	4.2	9.9
			Indicated	505.5	4.2	67.5	504.9	4.2	67.8
			Measured + Indicated	578.6	4.2	77.4	578.2	4.2	77.7
			Inferred	179.4	4.4	25.1	178.9	4.4	25.2
		TSF Surface	Measured	—	—	—	—	—	—
			Indicated	7.9	1.2	0.3	8.4	1.2	0.3
			Measured + Indicated	7.9	1.2	0.3	8.4	1.2	0.3
			Inferred	—	—	—	—	—	—
Total Measured + Indicated				586.5	4.1	77.7	586.6	4.1	78.0
Grand total				765.9	4.2	102.8	765.5	4.2	103.2

Mineral Resources Exclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Marikana				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Measured	53.0	4.0	6.8	47.7	3.9	6.0
			Indicated	379.4	3.9	47.3	392.6	3.9	49.6
			Measured + Indicated	432.5	3.9	54.1	440.3	3.9	55.6
			Inferred	172.4	4.4	24.2	178.6	4.4	25.1
Grand total				604.9	4.0	78.3	618.9	4.1	80.8

Notes:
The -0.6% change year-on-year in the stated Mineral Resources (Inclusive of Mineral Reserves) is attributed to:
–-0.8Moz in depletions
–-0.1Moz in area inclusions (remnants included from operating shafts)
–+2.2Moz due to changes in geological losses and interpretation
–-2.0Moz due to the addition of new data and subsequent change to the Mineral Resource models
On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is -3.0%.

R&R - 51

PGM OPERATIONS MARIKANA continued
Grade control and Mineral Resource definition drilling summary

	Planned 2023		Actual 2022		Actual 2021
	Drilled	Expenditure	Drilled	Expenditure	Drilled	Expenditure
	(m)	(Rm)	(m)	(Rm)	(m)	(Rm)
Marikana¹	26,207	49.92	6,933	9.64	2,392	1.99
1    Includes surface and underground holes
Exploration drilling at Marikana operation
Annual development results

Category	Unit	2022	2021
Primary waste development (capital, declines, haulages, crosscuts, ore passes, travelling ways)	m	27,284	21,552
Primary reef development (raise, winzes, wide raises)	m	50,461	58,169
Modifying factors (underground) in converting Mineral Resources to Mineral Reserves

Parameter	Unit	2022	2021
Off-reef	%	1.1	1.4
Dilution	cm	41	15
Stoping width	cm	138	133
Mine call factor	%	96	98

R&R - 52

PGM OPERATIONS MARIKANA continued
4E PGM Mineral Reserves estimate as at 31 December 2022

Mineral Reserves
				31 Dec 2022			31 Dec 2021
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Marikana				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Proved	21.5	3.9	2.7	22.6	3.9	2.9
			Probable	110.0	4.1	14.4	113.2	4.1	14.9
			Proved + Probable	131.5	4.1	17.2	135.8	4.1	17.8
		TSF Surface	Proved	—	—	—	—	—	—
			Probable	7.9	0.9	0.2	8.4	0.9	0.2
			Proved + Probable	7.9	0.9	0.2	8.4	0.9	0.2
Grand total Proved + Probable				139.4	3.9	17.4	144.2	3.9	18.0

Notes:
The +0.5% change year-on-year in the stated Mineral Reserves is attributed to:
–-0.8Moz in depletions
–+0.5Moz due to LoM gains associated with tail end optimisation
–-0.2Moz associated with a change in geostatistical evaluation
–-0.3Moz associated with geological and boundary changes

HISTORY AND OPERATIONAL STATISTICS
•In 1987, the London and Rhodesian Mining and Land Company Limited (Lonhro) commissioned the sinking of the Rowland Shaft
•By 1989 the Karee mine shafts were operational
•In 1998, Lonhro PLC split and Lonhro Africa PLC was formed
•In 1999, Lonhro PLC was renamed to Lonmin PLC
•In 2000, Lonmin PLC sold off all non-PGM assets and became a primary PGM producer
•In 2001, the eastern declines were sunk, Saffy shaft was commissioned and Lonmin entered into a JV with Anglo American Platinum for the Pandora property
•By 2003, the Hossy Shaft was commissioned with the K4 Shaft commissioned in 2006
•In 2011, the K3 Shaft decline was sunk
•in 2012, the K4 Shaft was placed on care and maintenance
•In 2016, Saffy Shaft began to produce at full capacity
•In 2018, Lonmin acquired 100% of the Pandora JV from Anglo American Platinum
•In 2019, Sibanye-Stillwater acquired Lonmin Plc
•In 2021, the resumption of the K4 Project was approved

Operational statistics	2020	2021	2022
Underground tonnes milled (kt)	5,609	6,802	6,315
Underground yield (g/t)	3.23	3.37	3.19
Surface tonnes milled (kt)	3,447	3,869	3,698
Surface yield (g/t)	0.22	0.23	0.22
Annual 4E PGM production - Underground (koz)	582	737	647
Annual 4E PGM production - surface (koz)	24	28	26
Total Annual 4E PGM production (koz)	606	765	673
Operating cost underground (R/t)	1,569	1,571	1,642
Total capital expenditure (Rm)	1,223	2,254	2,432
AISC (R/oz)	19,836	19,664	22,076
AISC (US$/oz)	1,205	1,330	1,349
Operating cost (R/t) excluding 3rd party purchase of concentrate (PoC)	1,384	1,273	1,369
AISC (R/oz) excluding (PoC)	18,834	17,394	20,500
AISC (US$/oz) excluding (PoC)	1,144	1,176	1,253
Notes:
AISC calculated based on produced Oz

R&R - 53

PGM OPERATIONS continued
RUSTENBURG
PROPERTY DESCRIPTION
The Rustenburg operation is located in the North West province, north-east of the towns of Rustenburg and Kroondal, 123km west of Pretoria and 126km north-west of Johannesburg. The lease area covers approximately 130km² and is in excess of 20km from east to west and 15km from north to south. As discussed in Section 1, the Group considers the Rustenburg operation as material for the purpose of SK-1300.
The Rustenburg operation consists of three intermediate depth vertical shafts that utilise a conventional mining method – Siphumelele 1, Khuseleka 1, and Thembelani 1 – and the Bathopele inclined shafts, which utilises a shallow inclined bord and pillar mining method.
The Mineral Resource is accessed to 34 Level (the lowest working level) at Siphumelele 1 Shaft, approximately 1,350m below surface, to 28 Level (the lowest working level) at Khuseleka 1 Shaft, approximately 950m below surface, and 29 Level (the lowest working level) at Thembelani 1 Shaft, approximately 1,030m below surface. The Mineral Resource at Bathopele shaft is accessed via two decline clusters to a depth of approximately 500m below surface. 67% or 42.4Moz of the total Mineral Resources are above infrastructure and 33% or 20.9Moz are below infrastructure.
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
In addition to the underground operations, there are also two tailings retreatment operations
•Western Limb Tailings Retreatment Plant (WLTRP) treats tailings from the old Waterval TSF, which is hydro mined
•Tailings from the Waterval TSFs and live tailings from Waterval UG2 and Retrofit concentrators are retreated at the Platinum Mile plant
Also included into the Rustenburg operation is the Hoedspruit Prospecting Right area, which forms a natural north east extension to the Siphumelele 1 shaft Mineral Resource.
MINERAL TITLE
Sibanye Rustenburg Platinum Mines (Pty) Ltd (SRPM) is the holder of a converted mining right under the DMRE Ref No NW30/5/1/2/2/82MR (SRPM MR) measuring 153 km² in extent and valid from 29 July 2010 to 28 July 2040.
The SRPM mining right was registered in the Mineral and Petroleum Titles Registration Office (MPTRO) on 3 October 2011 under Ref No 67/2011.
INFRASTRUCTURE AND EQUIPMENT
Key infrastructure consists of
•Eleven vertical shafts, of which three are in production and the rest on care and maintenance
•Two incline shafts (at Bathopele), mined on a bord-and-pillar system with mechanised equipment
•Four PGM concentrator plants, with two of the concentrators treating underground material and two of the concentrators treating surface or tailings material
•One hospital/ medical centre
•Workshops, office blocks and equipment stores
•Accommodation and hostels
•Water treatment plants
The Rustenburg mining complex has been in operation since the 1940s and the age and modernization of these assets are varied.

R&R - 54

PGM OPERATIONS RUSTENBURG continued
The vertical shafts make use of conventional handheld equipment, combined with rail-bound equipment for logistical movement of ore, men and material, while the inclined shaft operation makes use of tired, low-profile, mechanised equipment.
The equipment at all operations, including the plants, are subject to a detailed planned maintenance programs; stay in business (SIB) capital provisions are made on an annual basis to cater for both repairs and replacements as needed.
The property, plant and equipment book value (100%) for the assets of Rustenburg as at 31 December 2022 was R5.39 billion.
LIFE OF MINE
•It is estimated that the current Mineral Reserves will sustain the individual operations for periods up to 2025 (TSF material), 2029 (Bathopele), 2030 (Siphumelele), 2045 (Khuseleka) and 2051 (Thembelani).

HOISTING AND PRODUCTION CAPACITIES
Operating	Operating hoisting	Five-year planned
shaft	capacity (ktpm)	production (ktpm)
Siphumelele	195	65
Khuseleka	225	140
Thembelani	220	140
Bathopele	280	260
Planned production is five-year hoisted average from 2023 onwards
TAILINGS DEPOSITION AND CAPACITY
Tailings deposition is managed across the Tailings Storage Facilities detailed below
•Paardekraal TSF (PK4 & PK5) – Fed from Waterval UG2 and Waterval Retrofit plants after PGM extraction at Plat Mile, at 750ktpm (life of TSF until 2069 with activation of PK5 dormant area)
•Paardekraal TSF (PK Central) – Fed from Waterval UG2 and Waterval Retrofit plants after PGM extraction at Platinum Mile, at 250ktpm (life of TSF until 2026)
•Hoedspruit TSF – Fed from WLTRP plants at 480ktpm (life of TSF until 2044)
The Rustenburg TSF’s have a remaining capacity of 225Mt. The LoM requires 120.7 Mt, resulting in a surplus of 104.3Mt. The current capacity can be increased further through the activation of the PK5 dormant area. This surplus feeds into the integrated SA PGM tailings management strategy and will alleviate and address shortages elsewhere.
KEY DEVELOPMENTS AND BROWNFIELD PROJECTS
The feasibility study into the Siphumelele UG2 project is ongoing and is expected to be completed during 2023. The Merensky reef mining at Siphumelele 1 shaft is nearing completion and the study considers replacing Merensky production with UG2 while optimising the boundary between Siphumelele and the Kroondal shafts. In addition, the Thembelani Deeps (MER) project is currently in feasibility study phase, with the aim to enhance the Merensky tonnage output production beyond the current LoM estimates. As a natural extension of current mining operations, a UG2 Reef Ore Replacement Project is already being executed at Thembelani shaft and will target eight levels below the current mining operations.
TSF re-mining at Rustenburg operation

R&R - 55

PGM OPERATIONS RUSTENBURG continued

Mineral processing and capacity
Concentrator plant	Design	Current operational capacity (ktpm)	Average recovery factor (%)	Material
	capacity (ktpm)			treated
Waterval UG2 concentrator	450	469	86	UG2
Waterval retrofit concentrator	620	100	86	MER and UG2
CRP¹	440	440	30-35	Fresh UG2 tailings
WLTR plant	450	454	32	Historic tailings
Platinum Mile	1000	900	16	Fresh and historic tailings
¹ Chrome retreatment plant (CRP) treats UG2 rougher middlings to recover a saleable chromite concentrate
4E PGM Mineral Resources estimate as at 31 December 2022

Mineral Resources Inclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Rustenburg				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Rustenburg	Underground	Measured	266.6	4.8	41.2	272.4	4.8	41.9
			Indicated	88.5	5.3	15.1	88.6	5.3	15.1
			Measured + Indicated	355.1	4.9	56.3	361.0	4.9	57.1
			Inferred	11.0	5.6	2.0	11.0	5.6	2.0
		TSF Surface	Measured	21.2	1.0	0.7	35.9	1.1	1.3
			Indicated	—	—	—	—	—	—
			Measured + Indicated	21.2	1.0	0.7	35.9	1.1	1.3
			Inferred	—	—	—	—	—	—
	Hoedspruit	Underground	Measured	—	—	—	—	—	—
			Indicated	24.2	5.5	4.3	—	—	—
			Measured + Indicated	24.2	5.5	4.3	—	—	—
			Inferred	3.9	5.6	0.7	—	—	—
Total Measured + Indicated				400.6	4.8	61.3	396.9	4.6	58.4
Grand total				415.5	4.8	64.0	407.9	4.6	60.4

Mineral Resources Exclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Rustenburg				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Rustenburg	Underground	Measured	178.2	5.1	29.1	177.7	5.1	29.0
			Indicated	83.0	5.4	14.3	82.9	5.4	14.3
			Measured + Indicated	261.2	5.2	43.4	260.6	5.2	43.2
			Inferred	11.0	5.6	2.0	11.0	5.6	2.0
	Hoedspruit	Underground	Measured	—	—	—	—	—	—
			Indicated	24.2	5.5	4.3	—	—	—
			Measured + Indicated	24.2	5.5	4.3	—	—	—
			Inferred	3.9	5.6	0.7	—	—	—
Total Measured + Indicated				285.5	5.2	47.7	260.6	5.2	43.2
Grand total				300.4	5.2	50.4	271.7	5.2	45.2

R&R - 56

PGM OPERATIONS RUSTENBURG continued

Notes:
The +6.6% change year-on-year in the stated Mineral Resources (Inclusive of Mineral Reserves) is attributed to
–-1.4Moz in depletions
–5.8Moz in area inclusions due to the re-incorporation of the Hoedspruit Mineral Resources
–0.1Moz decrease due to changes in geological losses and interpretation
–0.4Moz decrease due to the addition of new data and subsequent change to the Mineral Resource models
On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is 11.4%.
Grade control and Mineral Resource definition drilling summary

	Planned 2023		Actual 2022		Actual 2021
	Drilled	Expenditure	Drilled	Expenditure	Drilled	Expenditure
	(m)	(Rm)	(m)	(Rm)	(m)	(Rm)
Rustenburg1	13,661	17.86	7,118	6.78	6,260	6.41
1    Includes surface and underground holes
Annual development results

Category	Unit	2022	2021
Primary waste development (capital, declines, haulages, crosscuts, ore passes, travelling ways)	m	12,146	12,445
Primary reef development (raise, winzes, wide raises)	m	10,019	10,481
Modifying factors in converting Mineral Resources to Mineral Reserves

Parameter	Unit	2022	2021
Off-reef	%	—	2
Dilution	cm	12	9
Stoping width	cm	133	125
Scalping	%	1	1
Mine call factor	%	99	96
4E PGM Mineral Reserve estimate as at 31 December 2022

Mineral Reserves
				31 Dec 2022			31 Dec 2021
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Rustenburg				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Proved	79.3	3.5	9.0	83.4	3.5	9.5
			Probable	3.4	4.0	0.4	6.0	4.2	0.8
			Proved + Probable	82.7	3.6	9.5	89.4	3.6	10.3
		TSF Surface	Proved	—	—	—	—	—	—
			Probable	21.2	1.0	0.7	35.8	1.0	1.2
			Proved + Probable	21.2	1.0	0.7	35.8	1.0	1.2
Grand total Proved + Probable				103.9	3.0	10.2	125.1	2.9	11.5

R&R - 57

PGM OPERATIONS RUSTENBURG continued

Notes:
The -4.9% change year-on-year in the stated Mineral Reserves is attributed to:
–-1.1Moz in depletions
–+0.01Moz due to LoM gains associated with tail end optimisation
–-0.1Moz due to boundary changes arising from the Kroondal PSA agreement with Anglo American, which allows Kroondal to mine further into the SRPM ground
–-0.5Moz due geostatistical evaluation changes and adjustments in technical modifying factors

HISTORY AND OPERATIONAL STATISTICS
•In 1925, exploration on the eastern limb of the Bushveld Igneous Complex started
•In 1929, the first vertical shaft at Rustenburg section was sunk at what was to become Rustenburg Platinum Mines Ltd
•In 1935, the Waterfall Vertical Shaft was constructed, while the Central Deep Shaft and the Siphumelele 3 Shaft were constructed in 1951 and 1953, respectively
•Johannesburg Consolidated Investments (JCI) acquired a controlling interest in Rustenburg Platinum Mines and eventually the principal shareholder of JCI was Anglo American, which acquired a controlling interest in JCI in 1960
•The control ultimately passed on from JCI when Anglo American Platinum came into being in 1995 when JCI was unbundled
•In 2016, Sibanye-Stillwater acquired Rustenburg Platinum Operations from Anglo American Platinum

Operational statistics	2020	2021	2022
Underground tonnes milled (kt)	5,404	6,341	6,037
Underground yield (g/t)	2.9	2.96	2.85
Surface tonnes milled (kt)	5,056	5,712	5,610
Surface yield (g/t)	0.35	0.37	0.42
Annual 4E PGM production - Underground (koz)	504	604	554
Annual 4E PGM production - surface (koz)	58	68	75
Total Annual 4E PGM production (koz)	562	672	629
Operating cost underground (R/t)	1,599	1,643	1,869
Operating cost surface (R/t)	210	195	240
Total capital expenditure (Rm)	743	1,248	1,377
AISC (R/oz)	18,624	18,460	19,914
AISC (US$/oz)	1,131	1,248	1,217
Note: AISC calculated based on produced Oz

R&R - 58

PGM OPERATIONS continued
KROONDAL
PROPERTY DESCRIPTION
The Kroondal operation is situated in the magisterial district of Rustenburg, approximately 120km north-west of Johannesburg and about 120km west of Pretoria (Tshwane) in the North West province of South Africa. As discussed in Section 1, the Group considers the Kroondal operation as material for the purpose of SK-1300.
The Kroondal operation is a 50/50 pool and share arrangement (PSA) with Anglo American Platinum whereby the Kroondal infrastructure accesses defined Mineral Reserves agreed by the PSA partners. The JV is currently managed by Sibanye-Stillwater.
Kroondal consists of five operational shallow, mechanised shafts and an open-pit mine in the western limb of the BIC. The UG2 Reef is accessed from surface using decline systems and underground mining takes place at depths of between 250m and 550m below surface.
Ore is treated in two concentrator plants (K1 and K2). The concentrate is sold to a wholly-owned subsidiary of Anglo American Platinum, under a Purchase of Concentrate (PoC) off-take agreement.
In January 2022 the Group announced that it has entered into an agreement with Rustenburg Platinum Mines Ltd. (RPM) a subsidiary of Anglo American Platinum Limited (AAP), through its subsidiary, Sibanye Rustenburg Platinum Mines Limited (“Rustenburg operation”), to assume full ownership of Kroondal operation. As part of the agreement conditions, 1.35 million ounces of PGM concentrate from Kroondal must first be delivered to Anglo American Platinum Ltd.’s Rustenberg smelting operations, a condition which is expected to be fulfilled by Q1 2024.
MINERAL TITLE
Apart from the principal mining right (NW30/5/1/2/2/80MR, 32.1 km², expiring 28 July 2040), which is being administered by Anglo American Platinum, Kroondal Operations (Pty) Ltd. is the holder of a converted mining right under DMRE Ref No NW30/5/1/2/2/104MR, (Kroondal MR), in respect of a mining area, totalling approximately 17.0 km², as well as NW30/5/1/2/2/113MR, in respect of a mining area totalling approximately 25.1 km², both valid from 17 October 2006 to 16 October 2022,
A renewal application for these rights, was submitted during 2022.
The Klipfontein open pit is situated on NW30/5/1/2/2/80MR, held by Anglo American Platinum’s RPM. The open-pit Mineral Reserve forms part of the original PSA between Sibanye-Stillwater and AAP.

R&R - 59

PGM OPERATIONS KROONDAL continued
INFRASTRUCTURE AND EQUIPMENT
All the permanent infrastructure required to access and mine the LoM plan is already established and in use.
Major infrastructure consists of
•Nine decline shafts, of which five are in production, mined on a bord-and-pillar system with mechanised equipment (The rest are on care and maintenance)
•Two PGM concentrator plants treating the underground and open-pit material
•Dense media separation plants at both concentrators that removes ±35% of total volume delivered, which is principally waste material (pyroxenite). This process enhances the feed grade of the ore received by the concentrators and also assists in minimising the tailings depositional requirements
•Workshops, office blocks, and equipment stores
•Water treatment plants
The mining complex has been in operation since early 2000 and the age and modernization of these assets vary.
The equipment used for mining consists predominantly of mechanised drilling equipment and loading and hauling equipment underground. The ore is transported to the surface via conveyor belt systems and trammed to the concentrators by rail and truck.
All the concentrate from Kroondal is treated through a PoC agreement with AAP.
The equipment at all operations, including the plants, are subject to a detailed planned maintenance programs; and SIB capital provisions are made on an annual basis to cater for both repairs and replacements as needed.
The property, plant and equipment book value (100% basis) for the assets of Kroondal, as at 31 December 2022 was R0.71 billion.

HOISTING AND PRODUCTION CAPACITIES
Operating shaft	Operating hoisting	Five-year planned
	capacity (ktpm)	production (ktpm)
Kwezi	65	57
K6	137	101
Kopaneng	126	113
Bambanani	100	102
Planned production is five-year hoisted average from 2023 onwards
MINING METHOD
•Underground operations: Bord-and-pillar
•Klipfontein open-pit operation: Terraced, truck and shovel
LIFE OF MINE
•It is estimated that the current Mineral Reserves will sustain the individual operations for periods up to 2025 (Klipfontein), 2026 (Kwezi), 2027 (K6), 2028 (Kopaneng) and 2037 (Bambanani). Ongoing optimisation work in the boundary areas between Kroondal and SRPM could lead to further improvements on selected shafts

MINERAL PROCESSING AND CAPACITY
Concentrator Plant	Design	Current operational capacity (ktpm)	Average recovery factor (%)	Material
	capacity (ktpm)			treated
K1 concentrator	290	187	82	UG2
K2 concentrator	300	290	80	UG2
· Ore from Kwezi, Bambanani and K6 shaft, including the open pit, is processed at the K2 plant
· Ore from K6, Kopaneng and Simunye shaft is processed at the K1 plant
Klipfontein UG2 open pit

R&R - 60

PGM OPERATIONS KROONDAL continued
TAILINGS DEPOSITION AND CAPACITY
Tailings Storage Facilities are detailed below
•K1 TSF is fed from K1 plant at 28ktpm (life of TSF until 2026 at current deposition rate)
•K150 TSF is fed from K1 plant at 86ktpm (life of TSF until 2026 at current deposition rate)
•K2 TSF is fed from K1 (80%) and K2 (20%) plants at 86ktpm (life of TSF until 2026 at current deposition rate)
•Marikana TSF is fed from K2 plant at 200ktpm (life of TSF until 2030 at current deposition rate)
The Kroondal TSF’s have a remaining capacity of 18.4Mt. The LoM requires 23.3Mt TSF capacity, resulting in a shortfall of 4.9Mt. Studies have been concluded that consider deposition in redundant, worked-out opencast pits, that mitigate the need to continue depositing on surface TSFs from 2025. This is currently in the permitting phase.
KEY DEVELOPMENTS AND BROWNFIELD PROJECTS
The Kroondal West Shallows (K6 and Kwezi) UG2 project will be assessed during 2023. This project is targeting smaller remnant blocks of ground closer to the sub-outcrop of the UG2 reef horizon which has the potential to enhance the LoM of Kroondal West by one to three years.
The Kroondal MK5 (UG2) study will be finalised during 2023. This project is situated towards the eastern boundary of Kroondal and up dip to Bambanani shaft, and targets an area with complex geological structures. This area holds the potential to be a standalone decline operation.
4E PGM Mineral Resources estimate at 31 December 2022

Mineral Resources Inclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Kroondal				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Kroondal	Underground	Measured	24.2	3.3	2.6	26.8	3.3	2.8
			Indicated	4.7	3.8	0.6	4.8	3.8	0.6
			Measured + Indicated	29.0	3.4	3.2	31.6	3.4	3.4
			Inferred	2.5	2.9	0.2	2.5	2.9	0.2
	Klipfontein	Opencast Surface	Measured	0.8	4.4	0.1	1.0	4.3	0.1
			Indicated	—	—	—	—	—	—
			Measured + Indicated	0.8	4.4	0.1	1.0	4.3	0.1
			Inferred	—	—	—	—	—	—
Total Measured + Indicated				29.8	3.4	3.3	32.5	3.4	3.6
Grand total				32.2	3.4	3.5	35.0	3.4	3.8

Mineral Resources Exclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Kroondal				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Kroondal	Underground	Measured	15.5	3.4	1.7	15.8	3.4	1.7
			Indicated	4.7	3.8	0.6	4.8	3.8	0.6
			Measured + Indicated	20.3	3.5	2.3	20.5	3.5	2.3
			Inferred	2.5	2.9	0.2	2.5	2.9	0.2
Grand total				22.7	3.4	2.5	23.0	3.4	2.5

R&R - 61

PGM OPERATIONS KROONDAL continued

Notes:
The -1.4% change year-on-year to the stated Mineral Resources (Inclusive of Mineral Reserves) is attributed to
–-0.5Moz in depletions
–+0.002Moz in area inclusions
–-0.1Moz decrease due to changes in geological losses and interpretation
–-0.05Moz due to the addition of new data and subsequent change to the Mineral Resource models
On a Mineral Resources exclusive of Mineral Reserves basis there is no change year-on-year.
Grade control and ore definition drilling summary

	Planned 2023		Actual 2022		Actual 2021
	Drilled	Expenditure	Drilled	Expenditure	Drilled	Expenditure
	(m)	(Rm)	(m)	(Rm)	(m)	(Rm)
Kroondal¹	12,313	12.89	18,242	22.21	7,308	5.89
1 Includes surface drilling
Annual development results

Category	Unit	2022	2021
Primary waste development (capital, declines, haulages, crosscuts, ore passes, travelling ways)	m	620	1,083
Primary reef development (raise, winzes, wide raises)	m	8,736	7,428
Modifying factors (underground) in converting Mineral Resources to Mineral Reserves

Parameter	Unit	2022	2021
Off-reef	%	11	6
Dilution planned	cm	—	5.1
Stoping width	cm	217	220
Scalping	%	2	2
Mine call factor	%	94	93
4E PGM Mineral Reserve estimate at 31 December 2022

Mineral Reserves
				31 Dec 2022			31 Dec 2021
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Kroondal				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Kroondal	Underground	Proved	7.4	2.5	0.6	9.6	2.5	0.8
			Probable	—	—	—	—	—	—
			Proved + Probable	7.4	2.5	0.6	9.6	2.5	0.8
	Klipfontein	Opencast Surface	Proved	0.5	3.4	0.1	0.8	3.3	0.1
			Probable	—	—	—	—	—	—
			Proved + Probable	0.5	3.4	0.1	0.8	3.3	0.1
Grand total Proved + Probable				8.0	2.6	0.7	10.4	2.6	0.9

R&R - 62

PGM OPERATIONS KROONDAL continued
Notes:
The -3.2% change year-on-year in the stated Mineral Reserves is principally attributed to depletion of -0.4Moz.

Operational statistics	2020	2021	2022
Underground tonnes milled (kt)	2,997	3,525	3,251
Underground yield (g/t)	2.04	2	1.93
Surface tonnes milled (kt)	—	—	573
Surface yield (g/t)	N/A	N/A	2.15
Annual 4E PGM production - underground (koz)	197	227	202
Annual 4E PGM production - surface (koz)	N/A	N/A	40
Total Annual 4E PGM production (koz)	197	227	242
Operating cost underground (R/t)	883	896	1,049
Operating cost surface (R/t)	N/A	N/A	682
Total capital expenditure (Rm)	188	268	273
AISC (R/oz)	13,512	12,943	15,514
AISC (US$/oz)	821	875	948
Note: AISC calculated based on produced Oz
HISTORY AND OPERATIONAL STATISTICS
•In 1996, a PFS on the Kroondal platinum project, in which Aquarius Platinum Ltd (Aquarius) had a 45% stake, was completed
•Mine development began in 1998 and an initial off-take agreement was signed with Impala Platinum Ltd that continued until 2008
•Mining via two decline shafts began in March 1999
•In 2000, Aquarius increased its stake in Kroondal to 100%
•Between 2001 and 2003, Aquarius entered into JV (50:50) agreements with RPM, a subsidiary of Anglo American Platinum (AAP), to extract Mineral Reserves located on adjacent Anglo American Platinum mining rights. This included the construction of a second concentrator plant and enabled doubling of production. This agreement included a PoC off-take agreement with AAP.
•By 2005, the second concentrator plant was commissioned and by 2011, five decline shafts were in production
•In 2013, the extent of the Mineral Resource included in the PSA was extended, prolonging Kroondal’s LoM
•Sibanye-Stillwater acquired a 50% stake in Kroondal in 2016, via the acquisition of Aquarius in 2016
•In 2021 agreements with AAP were concluded allowing Kroondal to mine into the Rustenburg (SRPM) mining right
•During 2022, the Group reached an agreement with AAP to take full ownership of Kroondal
Mobile crusher

R&R - 63

PGM OPERATIONS continued
MIMOSA
PROPERTY DESCRIPTION
Mimosa is a shallow, mechanised PGM and base metal mining operation located in the Wedza sub-chamber of the Great Dyke of Zimbabwe, some 32km west of Zvishavane, a major mining centre situated 340km south-west of Harare, the capital city of Zimbabwe.
Mimosa Mining Company is jointly owned by Impala Platinum and Sibanye-Stillwater in terms of a 50:50 JV shareholding.
The Mimosa property has four mineralised areas separated by major faults and erosional surfaces namely: North Hill, South Hill, Far South Hill and the Mtshingwe Block. The Mimosa mine is an underground operation on the South Hill ore deposit, consisting of two shafts, namely the Blore Shaft and the Wedza Shaft. At Mimosa, focus is on developing the Mtshingwe Shaft and further evaluating the Mtshingwe Block.

MINERAL TITLE
The Mimosa mining right is covered by a mining lease covering an area of 65.94km². The mining lease, Lease No 24, was granted to Mimosa Mines (Pvt) Ltd on 5 September 1996, giving it the exclusive mining rights for PGMs and base metals within the vertical limits of its boundary. As per Zimbabwean law, the mining right does not expire under the provisor that annual renewal fees are up to date.
Mimosa also holds the following valid claims ; Fifty (50) KV Platinum Claims (4.84km² - referred to as the Wedza West), Thirty-seven (37) SR Platinum Claims (3.70km²), Seven (7) Chrome Claims (1.75km²), and a 0.30km² block pegged in 2020 over the Mtshingwe Fault block.
INFRASTRUCTURE AND EQUIPMENT
Mimosa is an established mechanised, bord and pillar mining operation, with all the facilities and equipment to mine and produce precious and base metals concentrate.
There are two decline shafts, and a small vertical shaft at 26 Level South which is equipped for hoisting people to surface in case of an emergency. Underground infrastructure includes an ore bunker, main and satellite workshops, pump stations, strike and dip conveyors as well as the main conveyor in Blore shaft. Blore shaft has an operational capacity of 280ktpm. A fleet of trackless mining machinery (TMM) to enable the mechanised bord-and-pillar operation.
The fleet of TMM equipment is serviced and repaired in the main underground workshop, which is adequately equipped for the purpose. Surface Infrastructure includes an ore stockpile, concentrator plant, garage, workshops, dirty water settling ponds, service and potable water storage tanks, a clinic and housing for selected essential staff.
The Mimosa concentrator has an operational capacity of ~233 ktpm. Concentrates are transported by road to South Africa for smelting and refining at the Impala Platinum facilities.
TAILINGS DEPOSITION AND CAPACITY
The Tailings Storage Facilities in use are detailed below
•Mimosa TSF3 is fed from Mimosa plant at 229ktpm (life of TSF until 2024 at current deposition rate)
•Mimosa TSF4 is currently under construction (life of TSF until 2044 at 233ktpm deposition rate)
The Mimosa TSF3 has a remaining capacity of 3.4Mt. The LoM requires 28.2Mt TSF capacity, resulting in a shortfall of 24.7Mt. This will be mitigated through the elevating of penstocks to run TSF3 until decommissioning and TSF4 construction is complete. TSF4 will provide additional capacity of 55.0Mt, a surplus capacity of 31Mt.
KEY DEVELOPMENTS AND BROWNFIELD PROJECTS
The North Hill FS has been completed and presented to the JV Board . North Hill is being considered as a life extension for Mimosa due to mining depletion risks at the South Hill from 2029 onwards. It is estimated that the current South Hill Mineral Reserves will sustain the operations until 2034. It targets an area with 6.65Moz 4E Mineral Resources, and will extend the LoM at current rates (+230kOz per year) to ~2044 (+ 8 years).
Surface exploration drilling is being carried out in Mtshingwe and Wedza West sections to convert Indicated to Measured Mineral Resources and eventually to proved Mineral Reserves.

R&R - 64

PGM OPERATIONS MIMOSA continued
4E PGM Mineral Resources estimate at 31 December 2022

Mineral Resources Inclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Mimosa				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Measured	33.7	3.5	3.8	31.0	3.5	3.5
			Indicated	13.1	3.5	1.5	17.7	3.5	2.0
			Measured + Indicated	46.9	3.5	5.3	48.7	3.5	5.5
			Inferred	15.5	3.4	1.7	17.2	3.4	1.9
Grand total				62.4	3.5	7.0	65.9	3.5	7.4

Mineral Resources Exclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Mimosa				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Measured	16.0	3.4	1.8	16.0	3.4	1.8
			Indicated	8.4	3.5	1.0	8.4	3.5	1.0
			Measured + Indicated	24.4	3.5	2.7	24.4	3.5	2.7
			Inferred	15.5	3.4	1.7	17.2	3.4	1.9
Grand total				39.9	3.4	4.4	41.6	3.4	4.6
Note: Mining is non-selective on a regional scale, and cut off grades have not been applied, but mineralised cuts are optimised for economic metal extraction

Notes:
The -2.1% change year-on-year to the stated Mineral Resources (Inclusive of Mineral Reserves) is attributed to:

–-0.4Moz in depletions
–0.3Moz in area inclusions
–-0.6Moz decrease due to changes in geological losses and interpretation
–0.04Moz due to the addition of new data and subsequent change to the Mineral Resource models

On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is -4.5%.

Notes:
The +93.9% change year-on-year in the stated Mineral Reserves is attributed to:

–-0.3Moz in depletions
–+3.1MOz due to the addition of the North Hill Mineral Reserves
–+0.1Moz increase due to geological changes and technical factors

R&R - 65

PGM OPERATIONS MIMOSA continued
4E PGM Mineral Reserves estimate at 31 December 2022

Mineral Reserves
				31/Dec/2022			31/Dec/2021
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Mimosa				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Proved	20.1	3.5	2.2	8.2	3.6	0.9
			Probable	8.6	3.4	1.0	7.7	3.5	0.9
Grand total Proved + Probable				28.7	3.5	3.2	15.8	3.5	1.8
Notes: Based on a commodity price (US$/oz) assumption of Platinum 920; Palladium 1,763; Rhodium 19,275; Ruthenium 278 and an exchange rate R/US$ of 16.00

Mineral Reserves classification map for Mimosa

Support installation

Operational statistics	2020	2021	2022
Underground tonnes milled (kt)	1,414	1,422	1,387
Underground yield (g/t)	2.7	2.61	2.59
Annual 4E PGM production - Underground (koz)	123	119	116
Total Annual 4E PGM production (koz)	123	119	116
Operating cost underground (R/t)	1,146	1,122	1,385
Total capital expenditure (Rm)	414	499	864
AISC (R/oz)	14,380	14,549	18,817
AISC (US$/oz)	874	984	1,150
Note: AISC calculated based on produced Oz

R&R - 66

PGM EXPLORATION STAGE
AKANANI
PROPERTY DESCRIPTION
Akanani is an exploration project located on the northern limb of the BIC, in the Limpopo province of South Africa, 30km north-east of the town of Mokopane.
Extensive exploration drilling has been conducted on the south-eastern portion of the property, confirming significant Mineral Resources which offers the potential for a long-life, low-cost operation. The wide orebody (>20m thick for the P2 Unit) would enable a mechanised, long-hole, open-stope mining operation.
MINERAL TITLE
Akanani Mining (Propriety) Limited (“Akanani”) was the holder of a new order (converted) prospecting right MPT No. 249/2006 for platinum group metals, gold, silver, nickel, copper and cobalt on the Farms Moordkopje and Zwartfontein which covered 40.95km². The right was registered in the Mining Titles Registration Office on 28 June 2006, which, following renewals, ultimately expired on 3 April 2021. An application for conversion to a mining right was submitted in March 2021.
The application has been rejected by the DMRE, related to an interpretation on the expiry date of the prospecting right. To secure its position, the Group has launched internal appeal proceedings in accordance with the Minerals and Petroleum Resources Development Act, 2002. The internal appeal process is progressing within the prescripts of the MPRDA. The Group will resort to court action in order to enforce its rights should the internal appeal not be successful, as it believes that it has complied to all the regulations for a successful transition to a mining right.
GEOLOGY AND MINERALISATION CHARACTERISTICS
The Mineral Resource is contained within the Platreef Pyroxenite unit that is considered to represent the Upper Critical Zone in this area and starts at approximately 750m below surface, with an economically depth cut-off of 2000m applied. The Platreef Pyroxenite, which can be hundreds of metres thick, contains zones of PGM mineralisation, associated with various lithological units.
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
A unique feature of the Platreef mineralisation is the ratio of platinum:palladium, which is close to 1:1, as well as the high concentration in base metal by-products, with nickel and copper grading 0.24% and 0.13% respectively, making for a very attractive and diversified metal mix.
4E PGM Mineral Resources estimate at 31 December 2022

Mineral Resources
				31 Dec 2022			31 Dec 2021
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Akanani				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Exploration		Underground	Measured	—	—	—	—	—	—
			Indicated	164.5	4.2	22.0	164.5	4.2	22.0
			Measured + Indicated	164.5	4.2	22.0	164.5	4.2	22.0
			Inferred	87.9	3.4	9.6	87.9	3.4	9.6
Grand total				252.4	3.9	31.6	252.4	3.9	31.6
•The Mineral Resource estimates were completed for both the P2 and P1 Units using 3D modelling techniques and ordinary kriging
•10% geological losses were applied to the P2 model and 20% geological losses were applied to the P1 model

R&R - 67

PGM EXPLORATION continued
LIMPOPO
PROPERTY DESCRIPTION
The Limpopo project is located on the northern sector of the eastern limb of the BIC in the Limpopo province, approximately 50km south of the city of Polokwane.
The project area consists of three mineral title areas, Voorspoed (Including the Baobab mining right and the Voorspoed prospecting area), and the Dwaalkop and Doornvlei mining right areas.
The Baobab property has the full surface and underground infrastructure to support a mining rate of 90ktpm. It has a vertical shaft to a depth of 450m. There is a 90,000tpm concentrator on the property. The Limpopo Baobab property was a producing operation that reached a maximum extraction rate of 75,000tpm, before being placed on care and maintenance in early 2009. The concentrator plant is currently being leased to Anglo American Platinum.
The Dwaalkop Project is a 50:50 JV with Northam Platinum (via Mvelaphanda Resources). Doornvlei is an undeveloped property.
MINERAL TITLE
Voorspoed is owned by Western Platinum Limited (WPL) and holds a new order mining right (LP30/5/1/2/2/77MR), covering 60.24km² and expiring on 25 February 2044.
Dwaalkop, directly to the east of Voorspoed, is held by WPL, and has been granted a Mining Right (LP30/5/1/2/2/99MR) by the DMRE during 2021, which is currently awaiting execution. Doornvlei is held by WPL and holds a new order mining right (LP30/5/1/2/2/140MR) expiring on 25 February 2044.
GEOLOGY AND MINERALISATION CHARACTERISTICS
The UG2 and Merensky Reefs are developed, approximately 130m apart. The average width of the UG2 Reef for each property varies between approximately 1.90m and 3.05m, and the average width of the Merensky Reef for each property varies between approximately 0.90m and 2.25m.
The reef dip is relatively steep in this area, with the dip in the Baobab and Dwaalkop-Doornvlei blocks being approximately 60° to the south. The Mineral Resources occur over a strike length of approximately 15km and are dislocated by several large faults, which form the lateral boundaries of the delineated Mineral Resource blocks namely Baobab and Baobab East, Dwaalkop and Doornvlei. The UG2 Reef Mineral Resources in the northern sector of the Eastern Limb differ from other areas in the BIC in that the concentrations of both copper and nickel are elevated. These base metals form an important by-product of PGM mining.
Merensky and UG2 Reef profiles at the Limpopo project.
KEY DEVELOPMENTS AND INTENT
Due to the steep dip of the UG2 and Merensky Reefs, the project remains an attractive mechanisation option, which fits well with Sibanye-Stillwater’s strategic goals. Development of the project remains subject to Group capital expenditure ranking.

4E PGM Mineral Resources estimate as at 31 December 2022

Mineral Resources
				31 Dec 2022			31 Dec 2021
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Limpopo				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Exploration		Underground	Measured	1.8	4.2	0.2	1.8	4.2	0.2
			Indicated	80.0	4.1	10.5	73.6	4.3	10.3
			Measured + Indicated	81.7	4.1	10.7	75.4	4.3	10.5
			Inferred	70.9	4.0	9.2	67.9	4.2	9.1
Grand total				152.6	4.1	19.9	143.2	4.3	19.6
Notes:
•Mineral Resource estimates are based on a practical mining cut of not less than 90cm and may include some diluting material
•The Mineral Resources at Dwaalkop and Doornvlei occur from surface to a maximum depth of 800m beyond the last line of surface drill holes
•The +1.5% (0.6Moz) change year-on-year to the stated Mineral Resources (Inclusive of Mineral Reserves) is attributed to the acceptance of a revised realistic prospect for eventual economic extraction (RPEEE) assessment for consideration of a geotechnical mechanised mining cut, prepared by the Dwaalkop JV partner

R&R - 68

PGM EXPLORATION continued
BLUE RIDGE
PROPERTY DESCRIPTION
This 50:50 JV with Imbani Platinum is situated on the Blaauwbank farm, approximately 30km south-east of Groblersdal on the Eastern Limb of the BIC. It entails a shallow, mechanised PGM mine, with integrated concentrator, targeting the UG2 orebody.
The project was originally owned by Ridge Mining Ltd. (Ridge), which developed it in partnership with Imbani Platinum Pty. Ltd. Ridge started exploration in 2001, completed a feasibility study by the end of 2005, and mine development started in January 2007. Aquarius acquired Ridge in July 2009. The operation was placed on care and maintenance in 2011 on the back of depressed PGM prices, and has remained on care and maintenance ever since. Sibanye-Stillwater acquired its 50% stake in the JV through the acquisition of Aquarius in 2016.
MINERAL TITLE
Blue Ridge Platinum (Pty) Ltd is the holder of a converted mining right under DMRE Ref No LP30/5/1/2/2/177 MR (Blue Ridge MR), valid from 21 May 2014 to 20 May 2044, in respect of a mining area totalling approximately 18.89km².
The DMRE has been notified of the care and maintenance status and ongoing engagements are taking place to ensure compliance with environmental and SLP conditions.
DEPOSIT TYPE AND MINERALISATION CHARACTERISTICS
The UG2 Reef is targeted, with the thickness of the mineralisation varying from 60cm to 130cm. Mineralisation occurs as A, B and C chromitites locally separated by internal pyroxenites. The average dip of the reef is 18º. The Blue Ridge orebody is preserved in an enclave on the eastern flank of the Dennilton Dome, a positive feature in the floor rocks to the BIC, which outcrops south-east of Groblersdal.
The UG2 Reef at the Blue Ridge mine shown below depicting the UG2 Reef sub-division.

KEY DEVELOPMENTS AND INTENT
Due to the relatively low grade nature of the ore-body, the complex nature of the shareholding, and the historic project finance agreements, which included substantial external debt holders, significant barriers exist to the restart of this operation.
This mining operation remains under care and maintenance while Sibanye-Stillwater engages with its partners and stakeholders to find an optimum way to maximise value for all stakeholders. No exploration work has been undertaken at this operation since being placed under care and maintenance in 2011, although a Mineral Resource estimate update and a PFS into the re-start of the operation was concluded in 2020.
4E PGM Mineral Resources estimate at 31 December 2022

Mineral Resources
				31 Dec 2022			31 Dec 2021
PGM	Southern Africa			Tonnes	Grade	PGM	Tonnes	Grade	PGM
Blue Ridge				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Exploration		Underground	Measured	—	—	—	—	—	—
			Indicated	9.2	3.2	1.0	9.2	3.2	1.0
			Measured + Indicated	9.2	3.2	1.0	9.2	3.2	1.0
			Inferred	6.7	3.0	0.6	6.7	3.0	0.6
Grand total				15.8	3.2	1.6	15.8	3.2	1.6
Notes:
•Average resource width of 1.38m
•Excluded depletion due to historic mining

•Provision made for losses around known dykes and known faults
•Implicit geological losses of 15% applied

R&R - 69

GOLD OPERATIONS
OVERVIEW
GEOLOGICAL SETTING
Gold occurs in quartz-pebble conglomeritic units (or reefs) in a thick succession of metamorphosed sediments in the Witwatersrand Basin. The basin is geographically located in the central-north to north-eastern part of South Africa and extends from Johannesburg in the north to some 40km south of Welkom and covers an area of approximately 70,000km².. More than 150 mines have operated in the basin since gold was first discovered in 1886, primarily producing gold. Uranium has been intermittently produced, often as by-product, since the early 1950s.
The reefs, which are generally less than 2m thick, are widely considered to represent extensive alluvial fan deposits within structurally controlled basin edges. The gold is considered to have been syngenetically deposited with the conglomerates. Although the gold generally occurs in native form and is usually associated with pyrite, carbon and uranium, most of it has been subsequently modified and remobilised during secondary hydrothermal alteration. This is the generally accepted model for the origin of gold and uranium mineralisation of the Witwatersrand Basin.
The most fundamental control to the gold distribution remains the association with mature quartz- pebble conglomerates on intra-basinal unconformity surfaces. The reefs typically are laterally continuous, as a consequence of the regional nature of the erosional surfaces. Consequently, the identification and modelling of erosional/sedimentary features are the key to in-situ Mineral Resource estimation.
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
Geological facies and 3D structural modelling are completed, based on data gathered from drill holes, chip sampling and underground mapping. Geological facies interpretation is considered in the statistical analysis and estimation process. The resulting statistical domains may be further sub-divided or combined to ensure homogeneity of data and are used as hard boundaries in the estimation for the block sizes of 10m by 10m; 25m by 25m and 100m by 100m.
Detailed exploratory data analysis is carried out on data within individual domains. The main interpolation methodology utilised is ordinary kriging for the 10m by 10m, and 25m by 25m blocks. Simple kriging is only used for 100m by 100m blocks.
Mineral Resource tonnages and grades are estimated in-situ over an estimated minimum mining width and may include mineralisation below the selected cut-off grade to ensure that the Mineral Resources comprise practical mining blocks of adequate size and continuity. Mineral Resource estimations are depleted within defined 2D structurally modelled blocks, and dip corrections are applied to reflect true tonnages. The Mineral Resources are reported using a cut-off for cm.g/t (grade x thickness).
Mineral Resource classification is based on the robustness of various data sources available including the confidence in the geological interpretation, variography and other estimation parameters. A Measured Resource classification is based on slope of regression on average greater than 95% in the first range of variograms for the block models of 10m by 10m and 25m by 25m. An Indicated Resource classification is based on the first and/or second search ellipse ranges and the number of samples averaging nineteen within the 100m by 100m block models. The areas in the third range of the variograms on the block size of 100m by 100m are classified as Inferred.

R&R - 70

GOLD OPERATIONS continued
INTERNAL CONTROLS (QA/QC) (Managed operations)
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
The laboratory currently in use at the Sibanye-Stillwater gold operations, i.e. the Driefontein laboratory (Reg No 2002/031431/07) is SANAS (South African National Accreditation System) accredited with accreditation No T0379.

MINERAL RESERVE ESTIMATION (Managed operations)
The calculation of the Mineral Reserves from the Mineral Resource estimate includes the application of cut-off grades to ensure an average mining value that is above the pay limit. The pay limit is defined as the average value at which an orebody can be mined at break-even based on the planned mining volumes, updated modifying factors and the estimated working cost. The cut-off grades, which are the absolute minimum mining grades that can be mined in order to maintain a average Mineral Reserve value aligned with the pay limit, are calculated using the latest pay limits per mining area.
Mining area selection is based on the cut-off grades, structural models, pillar requirements together with other practical mining considerations. Plans are developed with an approach that encourages the production team’s input into the process with guidance from all technical departments at multiple points in the planning process.
The sensitivities of gold Mineral Reserve ounces at all operations are shown in the accompanying chart at -10%, -5%, base (R850,000/kg), +5% and +10%, and are derived from a factored application of the base-case scheduled Mineral Reserves, reflecting the impact of a changing gold price on the prevailing cut-offs.
The Mineral Reserve sensitivities are not based on detailed depletion schedules and should be considered on a relative and indicative basis only.
ESTIMATION RISKS
Given the extensive mining history and well understood nature of the ore-bodies, there are no deemed material risks to the Mineral Resource Estimation. The key operational risks that could impact the Mineral Reserves are listed below.
Ageing infrastructure resulting in business interruptions: All the operating mines were developed between the 1960s and 1980s, and most of the original infrastructure needs regular maintenance. All major installations are continuously reviewed and a comprehensive planned maintenance system is in place.
Seismic risk: Mining at depth and the extraction of high stressed areas makes the mines prone to mining-induced seismic events. All mine plans are reviewed and approved by qualified rock engineers, and a comprehensive seismic monitoring system is in place and the seismic response to production is monitored daily.
Power supply interruptions and cost increases: Eskom (the national power supplier) has proven to be unreliable causing a reduction (Loads shedding and load curtailment) in power supply at certain times and imposing tariff increases above inflation. The operations make us of emergency backup power and conduct load shifting to optimise power supply. The Group is actively expanding its portfolio of renewable energy projects to become more self-sustaining.
Illegal mining: Mining activities are occasionally disrupted by illegal miners who gain access to the underground workings and operating footprint. These issues pose threats both to the safety of our employees and our operations and contribute to increasing security-related costs. All shafts are completely fenced off with access controls, and all operating areas are monitored via closed circuit television (CCTV) and are patrolled by security personnel.
Failure to deliver on operational plans: The combined impact of these risks can contribute to a gap between planned and achieved production rates. A Mineral Reserve management programme, comprising an opening up and equipping plan in addition to normal grid development is in place to ensure mining flexibility. Short interval controls are in place to monitor and correct any deviations from the plans.

R&R - 71

GOLD OPERATIONS continued
KLOOF
PROPERTY DESCRIPTION
The Kloof operation is an intermediate to ultra-deep level gold mining complex, situated in the West Wits Line of the Witwatersrand Basin, near the towns of Randfontein and Westonaria, approximately 60km west of Johannesburg, in the Gauteng province of South Africa. As discussed in Section 1, the Group considers the Kloof operation as material for the purpose of SK-1300.
The Kloof operation consists of four producing vertical shafts, namely No.1 Shaft, No. 4 Shaft, No. 7 Shaft and No. 8 Shaft. The reef horizon is accessed the deepest (46 Level is currently the deepest working level) at No. 4 Shaft, approximately 3,432m below surface.
Fresh ore is processed at the No. 2 Plant, which is situated near No. 7 Shaft. In addition, selected Kloof surface rock dump (SRD) material is treated at the Ezulwini processing plant and also at the Driefontein No.1 Plant.
MINERAL TITLE
The Kloof operation is operated under a converted mining right, held in terms of the provisions of the MPRDA under DMRE Ref No GP30/5/1/2/2(66) MR (Kloof MR), valid from 30 January 2007 to 29 January 2027, for gold ore and associated minerals, in respect of a mining area totalling 200.87km².
Based on the current LoM, Kloof will need to request an extension of the Kloof mining right through a renewal application in terms of the provisions of the MPRDA from 2027.

MINERALISATION CHARACTERISTICS
The Kloof ore bodies comprise four gold-bearing reefs, namely the Ventersdorp Contact Reef (VCR), the Middelvlei Reef (MVR), the Kloof Reef (KR), and the Libanon Reef (LR). The VCR, located at the top of the Central Rand Group, is the main exploited reef accounting for 68% of ore mining at Kloof, while the KR, MVR, and LR account for 21%, 9% and 2%, respectively.
The average dip of the reefs is 25 to 35 degrees to the south-east and the strike is approximately north-east south-west. The reefs are generally less than two metres thick.
Approximately 1% of the total planned gold production comes from low-grade SRDs, which is primarily constituted from contaminated development waste rock,which do not form part of the official Mineral Resources or Mineral Reserves.
INFRASTRUCTURE AND EQUIPMENT
The Kloof operation is a mature, established mine, making use of conventional breast mining techniques, with all the permanent infrastructure required to access and mine the underground ore over the currently estimated 10 year LoM. In addition, all the surface infrastructure required to process the material and produce doré is in place.
Additional to the four producing shaft systems, one shaft is used for pumping, and one is on care-and-maintenance. There are also two mineral processing plants (One slated for final closure in 2023). Underground development is extensive, as can be expected of a mature mine of this size. Underground infrastructure include access infrastructure to convey personnel, materials and equipment to and from the working areas and associated services to support mining operations. Horizontal infrastructure includes crosscuts, return airway drives, footwall haulage levels and declines/inclines. Infrastructure required for ore flow and services include ore and waste passes, conveyor belts, battery powered rail conveyances, ore bins, loading stations, water dams, dewatering pump stations, secondary ventilation and workshops. Electrical, compressed air, and water reticulation are also part of the installed underground infrastructure
All equipment required to mine is already in place and being used. SIB capital provisions are made in the LoM technical-economic model for all major equipment upgrades, replacements and maintenance to support the LoM. The property, plant and equipment book value (100%) of all the mine’s assets as at 31 December 2022, was R3.6 billion.
The infrastructure on these mines is maintained using sophisticated computerised maintenance management systems, and critical spares are maintained and shared where necessary. Despite the age of the general infrastructure, all surface and underground infrastructure is reasonably well maintained and equipped.
A project to optimise surface and underground infrastructure is in process to reduce fixed overhead costs and capital.

R&R - 72

GOLD OPERATIONS KLOOF continued

HOISTING AND PRODUCTION CAPACITIES
Operating shaft (No)	Operating hoisting capacity (ktpm)	5-year planned production (ktpm)
No. 1 Shaft	115	77
No. 3* Shaft	—	—
No. 4 Shaft	75	60
No. 7** Shaft	15	9
No. 8 Shaft	31	26
*Closed end 2021
** To close end 2023

MINERAL PROCESSING AND CAPACITY
Plant	Design capacity (ktpm)	Operational capacity (ktpm)	Type	Average recovery factor (%)	Material treated
Kloof No.1* Plant	180	—	CIL	—	SRD
Kloof No.2 Plant	167	167	CIP	98	UG
*No production planned for 2023. Final clean-up only with closure in 2023
TAILINGS DEPOSITION AND CAPACITY
There are two active TSFs, namely Leeudoorn and Kloof No. 2.
The Leeudoorn TSF has a capacity of 36.4Mt and is fed by the Kloof No. 2 Plant. The LoM requirements for this TSF is 18.5Mt, resulting in a surplus capacity of 17.9Mt. The No. 2 TSF is fed from No. 1 Plant, which is in the process of being closed.
KEY DEVELOPMENTS AND BROWNFIELD PROJECTS
The Kloof Integration Project aims to optimise and rationalise the infrastructure between No. 3 Shaft and No. 4 Shaft, and between No. 1 Shaft and No. 3 Shaft. This has allowed for the phased closure of the No. 3 Shaft sub vertical shaft with the final closure of the main shaft-barrel planned for 2023. The final phase entails the re-opening of old development areas between No. 1 Shaft and No. 3 Shaft which will allow the mining of the remaining VCR and other secondary reefs at No. 3 Shaft, from No. 1 Shaft.
The Kloof Integration Project also involves the development of inclined access from 41 Level at No. 4 Shaft up to 40 Level at No. 7 Shaft. The development phase is complete and equipping is in progress. An extension of the same project entails a similar access to link 42 and 43 Levels together. This project will allow access via No. 7 Shaft resulting in more face time for crews. The access development for this extension is already underway.
The Kloof No. 4 Shaft Depth Extension Project consists of a decline ramping down one level below infrastructure. The decline between 45 and 46 Levels has been developed, and the remaining raiseboring and equipping is in progress. The access ramp was developed by means of mechanised mining equipment. A raisebore drillhole site has been established and will be drilled and reamed back up to 45 Level for infrastructure and return ventilation purposes. The first raisebore hole will be completed in 2023.

Gold Mineral Resource estimate at 31 December 2022

Mineral Resources Inclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Kloof				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Measured	32.8	11.4	12.0	34.5	11.3	12.6
			Indicated	35.8	6.8	7.9	35.7	7.0	8.0
			Measured + Indicated	68.6	9.0	19.9	70.2	9.1	20.6
			Inferred	21.7	8.7	6.1	28.1	11.5	10.4
Grand total				90.4	8.9	25.9	98.3	9.8	31.0

Mineral Resources Exclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Kloof				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Measured	24.9	11.2	9.0	26.7	11.1	9.5
			Indicated	33.3	6.6	7.1	32.0	6.7	6.9
			Measured + Indicated	58.2	8.6	16.1	58.7	8.7	16.4
			Inferred	21.7	8.7	6.1	28.1	11.5	10.4
Grand total				80.0	8.6	22.1	86.8	9.6	26.8

R&R - 73

GOLD OPERATIONS KLOOF continued
Notes:
The -16.3% change year-on-year in the stated Mineral Resources (Inclusive of Mineral Reserves) is attributed to:
–-0.2Moz in depletions
–+0.4Moz in area inclusion/exclusions

–-3.1Moz in estimation methodology with the key change the re-interpretation of the domain at the EBA area (-2.8Moz)
–-1.9Moz due to economical parameters related to changes in cut-off grades
On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is -17.5%.
The year-on-year change is not considered material. It impacts mostly on Inferred Resources, below Shaft Infrastructure (BI), that does not contribute to Mineral Reserves.
Kloof 8 shaft

R&R - 74

GOLD OPERATIONS KLOOF continued
Mineral Resources classification maps for Kloof operation per reef

R&R - 75

GOLD OPERATIONS KLOOF continued
Grade control and ore definition drilling summary

	Planned 2023		Actual 2022		Actual 2021
	Drilled (m)	Expenditure (Rm)	Drilled (m)	Expenditure (Rm)	Drilled (m)	Expenditure (Rm)
Grade control and ore definition	20,200	27.60	12,714	18.40	14,282	15.96
Annual development results

Category	Unit	2022	2021
Primary waste development (capital, declines, haulages, crosscuts,boxholes, travelling ways)	m	5,268	10,546
Primary reef development (raise, winzes, wide raises)	m	1,684	2,819
Modifying factors (Underground) in converting Mineral Resources to Mineral Reserves

Parameter	Unit	2022	2021
Average Mined Value (over LoM)	(cm.g/t)	1559	1589
Waste Mining Percentage	%	2.4	3.5
Mine Call Factor	%	84.7	85.3
Plant Recovery Factor	%	98	97.7
Development to Mill	%	11.4	13
Survey Discrepancy	%	10.7	10.9
Resource Channel Width	cm	118	119
Average Stoping Width	cm	173	171
Average Weighted Resource Cut-off	(cm.g/t)	760	700
Mineral Reserves Pay Limit (Year 1)	(cm.g/t)	1640	1550
Gold Mineral Reserve estimate at 31 December 2022

Mineral Reserves
				31 Dec 2022			31 Dec 2021
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Kloof				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Proved	11.0	6.1	2.1	12.7	6.2	2.5
			Probable	7.5	5.4	1.3	7.7	4.9	1.2
Grand total Proved + Probable				18.6	5.8	3.4	20.3	5.7	3.8

Notes: The -9% change year-on-year in the stated Mineral Reserves is attributed to:
–-0.2Moz in depletions
–-0.2Moz in area exclusions due to the removal of the 47 Level leg of the No. 4 Shaft depth extension
–-0.1Moz due to changes in the estimation model on the VCR affecting No. 1 and No. 4 Shafts

R&R - 76

GOLD OPERATIONS KLOOF continued
Mineral Reserves classification map for Kloof operation (all reefs)

HISTORY AND OPERATIONAL STATISTICS
•In 1887, Gold Fields of South Africa Limited was established.
•In 1892, Gold Fields of South Africa Limited was renamed Consolidated Gold Fields of South Africa to mine the deep- level gold deposit of the Witwatersrand.
•Geophysical prospecting work conducted in the1930’s led to the drilling and subsequent sinking of Venterspost Shaft in 1934, with first gold poured in 1939.
•In 1964, Kloof’s main twin-shaft complex was initiated and the mine was officially opened in 1968.
•In 2000, the formation of the Kloof Gold Mine in its present form commenced with the amalgamation of the Venterspost, Libanon, Kloof and Leeudoorn gold mines.
•In 2012, the conventional South African assets of Gold Fields Limited were unbundled into Sibanye Gold Limited.
•The No. 4 Shaft drop-down project feasibility study was completed in 2015, and in 2017, the project commenced, while the integration project for the optimisation of infrastructure was approved in 2018.
•Production returned to normalised levels following protracted industrial action, which saw limited production taking place between December 2018 and May 2019.
•The COVID-19 pandemic and the associated national lockdown halted all production from April to the middle of May 2020, at which point a gradual build-up in production was initiated.
•In 2021, the No. 4 Shaft depth extension project development was completed to 46 Level.
•Industrial action by all unions resulted in a production stoppage between March 2022 and June 2022.

Operational statistics	2020	2021	2022
Underground tonnes milled (kt)	1,569	1,862	992
Underground yield (g/t)	5.77	5.13	4.34
Annual Au production - Underground (koz)	291	307	138
Total Annual Au production (koz)	352	352	158
Operating cost underground (R/t)	3,831	3,769	6,045
Total capital expenditure (Rm)	1,270	1,616	1,285
AISC (R/kg)	764,007	858,316	1,592,030
AISC (US$/oz)	1,444	1,805	3,025
Note: AISC calculated based on Oz sold

R&R - 77

GOLD OPERATIONS continued
DRIEFONTEIN
PROPERTY DESCRIPTION
Driefontein is a mature intermediate to ultra-deep level gold mine, located near Carletonville, approximately 70km west of Johannesburg, in the Gauteng province of South Africa.
It consists of four vertical operating shafts, No. 1 Shaft, No. 4 Shaft, No. 5 Shaft and No. 8 Shaft, extending down to 50 Level (the lowest working level) at No. 5 Shaft, approximately 3,300m below surface. As discussed in Section 1, the Group considers the Driefontein operation as material for the purpose of SK-1300.
Ore from all the shafts is processed at Driefontein No. 1 Plant. The production from No. 4 Shaft and No. 5 Shaft is conveyed underground to No. 2 Shaft on 22 and 24 levels for hoisting.
The Driefontein mining complex has three fissure water pumping shafts: No. 8 Shaft, No. 10 Shaft, and North Shaft (next to No. 8 Shaft), of which only No. 8 Shaft is still operational. North Shaft pumps bulk fissure water for treatment to potable water standards for own use. Driefontein No. 10 Shaft has been placed on care and maintenance and is only maintained to pump fissure water. These shafts combined pump approximately 100Ml/day to prevent the operations from flooding.
MINERAL TITLE
Driefontein is operated under a converted mining right in terms of the MPRDA with DMRE Ref No GP30/5/1/2/2(51) MR (Driefontein MR), valid from 30 January 2007 to 29 January 2037, for gold and associated minerals, in respect of a mining area totalling 85.61km².

MINERALISATION CHARACTERISTICS
The Driefontein operation exploits three primary reefs, namely the Ventersdorp Contact Reef (VCR) located at the top of the Central Rand Group, the Carbon Leader Reef (CLR) near the base of the Group, and the Middelvlei Reef (MVR), which stratigraphically occurs some 50 to 75 metres above the CLR.
The VCR strikes east-northeast and has a regional dip of about 21° to the south-southeast, CLR strikes west-southwest and dips to the south at approximately 25°, and MVR strikes west-southwest with a regional dip of approximately 22° to the south-southeast. The reefs are generally less than two metres thick, and are widely considered to represent extensive fluvial fans, and as such they are laterally continuous with clear patterns of mineralisation governed by sedimentary characteristics. Most of the mining take place on the VCR, which constitutes 63% of the Mineral Reserves, the CLR 30%, and MVR the remaining 7%.
Carbon Leader Reef

INFRASTRUCTURE AND EQUIPMENT
The Driefontein operation has been in production since the 1950s with the last shafts being commissioned in the late 1990s. It includes all the permanent infrastructure required to access and mine the underground areas. All the mineral processing infrastructure is also well established and in use.
The shafts are well maintained and will support mining operations over the estimated 10 year LoM.
The underground development is extensive, as can be expected of a mature mine of this size. All footwall access development is mined using mechanical rail-bound methods that are well understood.
All stoping is completed using conventional, narrow tabular methods and as such is relatively labour intensive. Provision is made in the LoM and technical-economic model for all major equipment upgrades, replacements and maintenance to support the LoM. The property, plant and equipment book value (100%) of all the mine’s assets as at 31 December 2022, was R3.3 billion.

R&R - 78

GOLD OPERATIONS DRIEFONTEIN continued

HOISTING AND PRODUCTION CAPACITIES
Operating shaft (No)	Operating hoisting capacity (ktpm)	5-year planned production (ktpm)
No. 1 Shaft	36	23
No. 2* Shaft	90	57
No. 4 Shaft	25	22
No. 5 Shaft	106	35
No. 8 Shaft	29	26
* Includes No. 4 and No. 5 Shafts production

MINERAL PROCESSING AND CAPACITY
Plant	Design capacity (ktpm)	Operational capacity (ktpm)	Type	Average recovery factor (%)	Material treated
No.1 Plant	240	240/120*	CIP	97.0 / 84.1	UG/SRD
* Reduce to one mill
TAILINGS DEPOSITION AND CAPACITY
There are two active TSFs, Driefontein TSF 1 and Driefontein TSF 2, both being fed with a mix of underground and SRD tailings:
•Driefontein TSF 1 has available capacity of 10.1Mt with an estimated LoM depositional requirement of 6.0Mt, resulting in surplus capacity of 4.1Mt
•Driefontein TSF 2 has available capacity of 10.0Mt with an estimated LoM depositional requirement of 6.0Mt, resulting in surplus capacity of 4.0Mt
KEY DEVELOPMENTS AND BROWNFIELD PROJECTS
The No. 4 Shaft Pillar Extraction Project is in execution with initial wide raise development currently taking place in the outer rim of the pillar area. Final extraction has been sequenced to coincide with the extraction of the remaining Mineral Reserves on the lower levels.
Continuous exploration drilling of the VCR at No. 1 Shaft and No. 5 Shaft led to an increase in Mineral Reserves of more than 0.2Moz during 2022. This exploration programme is ongoing and is likely to continue playing a critical role in securing LoM extensions at these shafts.
Gold Mineral Resource estimate at 31 December 2022

Mineral Resources Inclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Driefontein				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Measured	20.7	11.0	7.3	21.1	10.9	7.4
			Indicated	11.7	9.0	3.4	12.2	8.5	3.3
			Measured + Indicated	32.4	10.2	10.7	33.3	10.0	10.7
			Inferred	1.3	4.8	0.2	0.8	6.6	0.2
Grand total				33.7	10.0	10.9	34.1	9.9	10.9

Mineral Resources Exclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Driefontein				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Measured	16.7	9.4	5.0	16.0	9.1	4.7
			Indicated	9.9	8.2	2.6	10.0	7.9	2.5
			Measured + Indicated	26.6	8.9	7.7	26.0	8.7	7.2
			Inferred	1.3	4.8	0.2	0.8	6.6	0.2
Grand total				28.0	8.7	7.9	26.7	8.6	7.4

Notes:
The -0.1% change year-on-year in the stated Mineral Resources
(Inclusive of Mineral Reserves) is attributed to
–-0.2Moz in depletions
–+0.3Moz in area inclusion/exclusion
–-0.5Moz in changes to the geological interpretation: Shaft scenario and structure update at No. 1 Shaft (-0.8Moz); Shaft scenario and structure update at No. 5 Shaft (+0.3Moz)
–+0.3Moz due to a change in estimation methodology: No. 1 Shaft re-interpretation of domain (+0.1Moz); No. 5 Shaft re-interpretation of domain (+0.2Moz)
–+0.1Moz due to a change in economical parameters: increase in the cut-off grades for No. 4 and No. 8. Shaft (-0.3Moz); cut-off grades were decreased for No. 1 and No. 5 Shaft (+0.4Moz)
On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is +6.4%.

R&R - 79

GOLD OPERATIONS DRIEFONTEIN continued
Mineral Resources classification maps for Driefontein operation per reef

R&R - 80

GOLD OPERATIONS DRIEFONTEIN continued
Grade control and definition drilling summary

	Planned 2023		Actual 2022		Actual 2021
	Drilled (m)	Expenditure (Rm)	Drilled (m)	Expenditure (Rm)	Drilled (m)	Expenditure (Rm)
Grade control and ore definition	20,017	22.59	13,280	16.99	20,028	22.54
Annual development results

Category	Unit	2022	2021
Primary waste development (capital, declines, haulages, crosscuts,boxholes, travelling ways)	m	4,418	7,107
Primary reef development (raise, winzes, wide raises)	m	1,060	1,838
Modifying factors (underground) in converting Mineral Resource to Mineral Reserves

Parameter	Unit	2022	2021
Average Mined Value (over LoM)	(cm.g/t)	1964	1925
Waste Mining Percentage	%	6	6
Mine Call Factor	%	82.8	85
Plant Recovery Factor	%	97	97
Development to Mill	%	9.4	11
Survey Discrepancy	%	11.1	12
Resource Channel Width	cm	72	71
Average Stoping Width	cm	152	152
Average Weighted Resource Cut-off	(cm.g/t)	700	810
Mineral Reserves Pay Limit (Year 1)	(cm.g/t)	1900	1820
Gold Mineral Reserve estimate at 31 December 2022

Mineral Reserves
				31 Dec 2022			31 Dec 2021
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Driefontein				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Proved	5.8	8.4	1.6	7.7	8.4	2.1
			Probable	5.6	7.9	1.4	4.2	7.2	1.0
Grand total Proved + Probable				11.4	8.1	3.0	11.9	8.0	3.0

Notes: The -2% change year-on-year in the stated Mineral Reserves is attributed mainly to depletion and area inclusions on the VCR at No. 1 and No. 5 Shafts.
OPERATIONAL STATISTICS

Operational statistics	2020	2021	2022
Underground tonnes milled (kt)	1,224	1,474	840
Underground yield (g/t)	6.36	6.11	5.45
Annual Au production - Underground (koz)	250	290	147
Total Annual Au production (koz)	250	298	157
Operating cost underground (R/t)	4,091	3,778	6,289
Total capital expenditure (Rm)	929	1,499	1,152
AISC (R/kg)	788,708	793,000	1,378,868
AISC (US$/oz)	1,490	1,668	2,620
Note: AISC calculated based on Oz sold

R&R - 81

GOLD OPERATIONS DRIEFONTEIN continued
Mineral Reserves classification map for the Driefontein operation (all reefs)

HISTORY
•Exploration activities from 1933 to 1939 culminated in the registration of West Driefontein Mining Company in 1945
•West Driefontein started milling ore in 1952 following shaft sinking
•Further exploration lead to the adjoining East Driefontein Gold Mining Company Limited in 1968, with first production in 1972
•In 1981 East Driefontein Gold Mining Company Ltd became a wholly-owned subsidiary of Driefontein Consolidated Ltd
•In 1999, Gold Fields Limited obtained full control of Driefontein Gold Mine by buying AngloGold Ashanti Limited’s 21.5% shareholding
•In 2012, the conventional South African assets of Gold Fields Limited were unbundled into Sibanye Gold Limited
•In 2014, Sibanye-Stillwater completed the PFS of the Driefontein No. 5 Shaft Drop-down Project and drop-down development commenced. This decline project was deferred in 2018
•In 2019 the No. 4 Shaft Pillar extraction project commenced
•The COVID-19 pandemic and the associated national lockdown halted all production from April to the middle of May 2020, at which point a gradual build-up in production was initiated
•In 2021, successful exploration of the secondary VCR at No.1 Shaft and No. 5 Shaft increased Mineral Reserves by >0.3Moz. Ongoing success has resulted in an extension of LoM to 2032
Driefontein 5 Shaft

R&R - 82

GOLD OPERATIONS continued
BEATRIX
PROPERTY DESCRIPTION
Beatrix is a mature, shallow to intermediate level underground gold operation, is located near the towns of Welkom and Virginia, approximately 280km south-west of Johannesburg, in the Free State province of South Africa.

Beatrix, a conventional mining operation, consists of three operating shafts: No. 1 Shaft, No. 3 Shaft, and No. 4 Shaft. The ore-body is accessed using vertical shaft systems down to 26 Level (the lowest working level at No. 3 Shaft), approximately 1,350m below surface. Mining predominantly takes place from No. 3 Shaft. The No. 1 Shaft will remain open in support of No. 3 Shaft while No. 4 Shaft is in the process of being placed on care and maintenance.
MINERAL TITLE
Beatrix is operated under a converted mining right in terms of the Mineral and Petroleum Resources Development Act (MPRDA), with DMRE Ref No FS30/5/1/2/2 81 MR (Beatrix MR). The Beatrix mining right expired on 6 February 2019, and a renewal was granted for a further period of eleven years ending in 2030 under DMRE renewal reference: FS 30/5/1/2/2/10047 MR for gold and associated minerals, in respect of a mining area totalling 168.21km².
MINERALISATION CHARACTERISTICS
The Beatrix operations exploits the VS5/Beatrix reefs (VS5/BXR) at the base of the Eldorado Formation and the Aandenk reef (AAR) at the base of the Aandenk Formation.
In general, the Composite VS5/AAR Reefs range between 130cm and 350cm in width. The orebody is shallow dipping at 10º to 15º.
TAILINGS DEPOSITION AND CAPACITY
There is one active TSF, the Beatrix TSF; and one dormant TSF, the No. 4 Shaft TSF. The Beatrix TSF has remaining capacity of 11.8Mt with expected LoM deposition of 7.2Mt, which is 4.6Mt surplus.
KEY DEVELOPMENTS AND BROWNFIELD PROJECTS
The operation is at a mature stage with the current LoM plan ending in 2026. Life extension opportunities are limited, but No. 1 Shaft is being kept open on an incremental value contribution basis in the LoM plan. At No. 3 Shaft, previously unmined (white) areas have been included in the Mineral Reserves and remaining areas will continuously be assessed for viability.
Gold Mineral Resource estimate at 31 December 2022

Mineral Resources Inclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Beatrix				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Beatrix	Underground	Measured	22.1	7.0	5.0	22.9	6.9	5.1
			Indicated	17.4	6.1	3.4	17.8	6.1	3.5
			Measured + Indicated	39.5	6.6	8.4	40.7	6.5	8.5
			Inferred	1.6	4.5	0.2	1.7	4.2	0.2
	Beisa	Underground	Measured	3.6	3.2	0.4	3.6	3.2	0.4
			Indicated	7.8	3.3	0.8	7.8	3.3	0.8
			Measured + Indicated	11.4	3.3	1.2	11.4	3.3	1.2
			Inferred	0.04	3.3	0.004	0.04	3.3	0.004
Total Measured + Indicated				50.9	5.9	9.6	52.1	5.8	9.7
Grand total				52.5	5.8	9.9	53.8	5.8	10.0

R&R - 83

GOLD OPERATIONS BEATRIX continued

Mineral Resources Exclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Beatrix				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Beatrix	Underground	Measured	17.0	7.0	3.8	18.2	6.9	4.0
			Indicated	16.9	6.2	3.4	16.9	6.1	3.3
			Measured + Indicated	33.9	6.6	7.2	35.1	6.5	7.3
			Inferred	1.6	4.5	0.2	1.7	4.2	0.2
	Beisa	Underground	Measured	3.6	3.2	0.4	3.6	3.2	0.4
			Indicated	7.8	3.3	0.8	7.8	3.3	0.8
			Measured + Indicated	11.4	3.3	1.2	11.4	3.3	1.2
			Inferred	0.04	3.3	0.004	0.04	3.3	0.004
Total Measured + Indicated				45.2	5.8	8.4	46.4	5.7	8.5
Grand total				46.9	5.7	8.6	48.2	5.7	8.8

Mineral Resources classification map for the Beatrix operation
Gold Mineral Reserve estimate at 31 December 2022

Mineral Reserves
				31 Dec 2022			31 Dec 2021
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Beatrix				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Proved	5.9	3.8	0.7	6.8	3.9	0.8
			Probable	0.7	3.1	0.1	0.9	2.7	0.1
Grand total Proved + Probable				6.7	3.7	0.8	7.7	3.7	0.9

R&R - 84

GOLD OPERATIONS BEATRIX continued

Operational statistics	2020	2021	2022
Underground tonnes milled (kt)	1,569	1,862	992
Underground yield (g/t)	5.77	5.13	4.34
Annual Au production - Underground (koz)	291	307	138
Total Annual Au production (koz)	352	352	158
Operating cost underground (R/t)	3,831	3,769	6,045
Total capital expenditure (Rm)	1,270	1,616	1,285
AISC (R/kg)	764,007	858,316	1,592,030
AISC (US$/oz)	1,444	1,805	3,025
Note: AISC calculated based on Oz sold

Beatrix Mineral Reserves classification map

URANIUM AT BEATRIX
The Beisa uranium Mineral Resource is contained in the Beisa Reef that occurs in the western portion (No. 4 Shaft) of the Beatrix operation’s mining right. An initial concept study was conducted in 2013 into the feasibility of re-starting gold and uranium co-production by accessing the Beisa reef from the Beatrix No. 4 shaft. The feasibility of this project is continually being monitored and it remains an important, strategic uranium development opportunity under favourable uranium market conditions.

Uranium Mineral Resource estimate at 31 December 2022

Mineral Resources
				31 Dec 2022			31 Dec 2021
URANIUM	Southern Africa			Tonnes	Grade	U₃O₈	Tonnes	Grade	U₃O₈
BEATRIX				(Mt)	(kg/t)	(Mlb)	(Mt)	(kg/t)	(Mlb)
Exploration	Beisa	Underground	Measured	3.6	1.1	8.5	3.6	1.1	8.5
			Indicated	7.8	1.1	18.3	7.8	1.1	18.3
			Measured + Indicated	11.4	1.1	26.9	11.4	1.1	26.9
			Inferred	0.04	1.1	0.1	0.04	1.1	0.1
Total Measured + Indicated				11.4	1.1	26.9	11.4	1.1	26.9
Grand total				11.4	1.1	27.0	11.4	1.1	27.0
Note: No year-on-year change

R&R - 85

GOLD OPERATIONS continued
COOKE
PROPERTY DESCRIPTION
The Cooke operation is situated in the West Wits Line of the Witwatersrand Basin, near the town of Randfontein approximately 35km south-west of Johannesburg, in the Gauteng province of South Africa.
It was previously a large underground mining complex, consisting of four vertical production shafts, but the final underground workings were placed on care and maintenance during 2017. Current operations comprise the Randfontein Surface Operation (RSO), which mines and re-treats historic tailings through the Cooke Gold Plant. In addition, Ezulwini Gold Plant (at No. 4 Shaft) is used as a toll treating facility, catering to both external and other internal operations.
MINERAL TITLE
Rand Uranium (Pty) Ltd (a subsidiary of Sibanye Gold Limited) holds a converted mining right over the operations known as Cooke No. 1, No. 2 and No. 3 in terms of the MPRDA, under DMRE Ref No GP30/5/1/2/2/07 MR (Cooke No. 1, No. 2 and No. 3 MR), valid from 18 December 2007 to 17 December 2037 and covering a total area of 78.75km².

An application was submitted in terms of the provisions of Section 102 of the MPRDA in 2015 for the areas covering Cooke 4 South TSF and Millsite tailings complex, to be incorporated into the Cooke No. 1, No. 2 and No. 3 mining right area. This application is not yet finalised.
Rand Uranium (Pty) Ltd also holds a converted mining right over the operation known as Randfontein Surface Operation in terms of the MPRDA, under DMRE Ref No GP30/5/1/2/2/173 MR (RSO MR) valid from 7 May 2009 to 6 May 2039, with a total area of 31.30km².
Ezulwini Mining Company (Pty) Ltd (a subsidiary of Sibanye Gold Limited) holds a mining right in terms of the provisions of Section 23 of the MPRDA over the operation known as Cooke No. 4 (Ezulwini), under DMRE Ref No GP30/5/1/2/2/38 MR (Ezulwini MR), valid from 20 November 2006 to 19 November 2036 and covering a total area of 37.18km².
MINERALISATION CHARACTERISTICS
The mineral assets are historical gold plant tailings material from the mining of auriferous and uraniferous ore from the Witwatersrand Basin. The typical composition is quartz (70% to 80%), mica (10%), chlorite and chloritoid (9% to 18%) and pyrite (1% to 2%).
INFRASTRUCTURE AND EQUIPMENT
The Rand Surface Operation (RSO) is a mature, established and ongoing reprocessing operation. At the Ezulwini plant, there is an independent uranium recovery circuit, which is currently on care and maintenance, constructed in the early 2000s. All the permanent infrastructure required to mine and process the surface Mineral Reserves declared in support of the LoM plan, is already established and in use. The mining method is via monitored high-pressure water jets. The Cooke plant has a design capacity of 400ktpa, while the Ezulwini plant can process 200ktpa.
TAILINGS DEPOSITION AND CAPACITY
Tailings from Cooke Plant are deposited into historic, unrehabilitated open pits connected to the old underground workings of the historic Randfontein Estates Gold Mine as part of the approved EMPR. The volumetric depositional capacity available in these pits, which assumes there is no further storage capacity in the connected underground workings, is used to constrain the current three year LoM. To date there is no indication that the tailings are beaching and the material is still filling the underground voids.
The Ezulwini North TSF is situated next to Ezulwini Plant and has an available capacity of 17.3Mt. The LoM depositional requirements for this TSF are 2.2Mt which leaves a surplus capacity of 15.1Mt.
KEY DEVELOPMENTS AND BROWNFIELD PROJECTS
A focus for the operations is to secure additional tailings depositional capacity that could support an increase in the reported three years LoM. The Millsite TSF complex, which is currently being exploited, and represents the bulk of the reported Mineral Resources, contains a total of more than 100Mt of Mineral Resources, potentially supporting a >20y LoM.

R&R - 86

GOLD OPERATIONS COOKE continued

Gold Mineral Resource estimate at 31 December 2022

Mineral Resources Inclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Cooke				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Cooke	TSF Surface	Measured	60.3	0.3	0.5	60.3	0.3	0.5
			Indicated	5.3	0.4	0.1	5.3	0.4	0.1
			Measured + Indicated	65.6	0.3	0.6	65.6	0.3	0.6
			Inferred	—	—	—	—	—	—
	RSO-Millsite	TSF Surface	Measured	99.3	0.2	0.8	99.3	0.2	0.8
			Indicated	3.6	0.3	0.03	5.9	0.3	0.1
			Measured + Indicated	102.9	0.2	0.8	105.2	0.3	0.8
			Inferred	—	—	—	—	—	—
	Cooke 4	TSF Surface	Measured	—	—	—	—	—	—
			Indicated	34.4	0.3	0.3	34.4	0.3	0.3
			Measured + Indicated	34.4	0.3	0.3	34.4	0.3	0.3
			Inferred	—	—	—	—	—	—
Total Measured + Indicated				202.9	0.3	1.7	205.2	0.3	1.8
Grand total				202.9	0.3	1.7	205.2	0.3	1.8

Mineral Resources Exclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Cooke				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	Cooke	TSF Surface	Measured	60.3	0.3	0.5	60.3	0.3	0.5
			Indicated	5.3	0.4	0.1	5.3	0.4	0.1
			Measured + Indicated	65.6	0.3	0.6	65.6	0.3	0.6
			Inferred	—	—	—	—	—	—
	RSO-Millsite	TSF Surface	Measured	47.5	0.2	0.4	95.7	0.2	0.8
			Indicated	48.2	0.3	0.4	—	—	—
			Measured + Indicated	95.7	0.2	0.8	95.7	0.2	0.8
			Inferred	—	—	—	—	—	—
	Cooke 4	TSF Surface	Measured	—	—	—	—	—	—
			Indicated	34.4	0.3	0.3	34.4	0.3	0.3
			Measured + Indicated	34.4	0.3	0.3	34.4	0.3	0.3
			Inferred	—	—	—	—	—	—
Total Measured + Indicated				195.7	0.3	1.7	195.7	0.3	1.7
Grand total				195.7	0.3	1.7	195.7	0.3	1.7

R&R - 87

GOLD OPERATIONS COOKE continued

Gold Mineral Reserve estimate at 31 December 2022

				31 Dec 2022			31 Dec 2021
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Cooke				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		TSF Surface	Proved	—	—	—	—	—	—
			Probable	7.3	0.3	0.1	9.5	0.3	0.1
Grand total Proved + Probable				7.3	0.3	0.1	9.5	0.3	0.1

Mineral Reserves classification map for the RSO (Millsite)
OPERATIONAL STATISTICS

Operational statistics	2020	2021	2022
Surface tonnes milled (kt)	4,569	4,642	4,074
Surface yield (g/t)	0.26	0.25	0.25
Annual Au production - surface (koz)	38	37	32
Total Annual Au production (koz)	38	38	32
Operating cost surface (R/t)	155	174	210
AISC (R/kg)	661,422	742,979	907,407
AISC (US$/oz)	1,250	1,562	1,724
Note: AISC calculated based on Oz sold

URANIUM AT COOKE
The Cooke uranium Mineral Resources are contained within three historic TSFs situated on the Cooke mineral rights. They are classified as “moveable assets” and as such the right to mine is not tied to the mining right. The uranium Mineral Resources are a by product of gold mining at the historic Cooke operations. These surface uranium Mineral Resources represents a key strategic opportunity due to the proximity of the existing Cooke and Ezulwini gold and uranium processing plants. A new study, currently at PFS level, has been initiated to determine the optimal extraction strategy for the Cooke TSF.
Uranium Mineral Resource estimate at 31 December 2022

Mineral Resources
				31 Dec 2022			31 Dec 2021
URANIUM	Southern Africa			Tonnes	Grade	U₃O₈	Tonnes	Grade	U₃O₈
COOKE				(Mt)	(kg/t)	(Mlb)	(Mt)	(kg/t)	(Mlb)
Exploration	Cooke	TSF Surface	Measured	60.3	0.2	24.7	60.3	0.2	24.7
			Indicated	5.3	0.1	1.4	5.3	0.1	1.4
			Measured + Indicated	65.6	0.2	26.1	65.6	0.2	26.1
			Inferred	—	—	—	—	—	—
	Cooke 4	TSF Surface	Measured	—	—	—	—	—	—
			Indicated	34.4	0.1	6.2	34.4	0.1	6.2
			Measured + Indicated	34.4	0.1	6.2	34.4	0.1	6.2
			Inferred	—	—	—	—	—	—
	RSO-Millsite	TSF Surface	Measured	94.1	0.03	7.2	95.7	0.03	7.3
			Indicated	1.5	0.1	0.2	—	—	—
			Measured + Indicated	95.7	0.04	7.4	95.7	0.03	7.3
			Inferred	—	—	—	—	—	—
Total Measured + Indicated				195.7	0.1	39.6	195.7	0.1	39.5
Grand total				195.7	0.1	39.6	195.7	0.1	39.5

R&R - 88

GOLD OPERATIONS continued

DRDGOLD
PROPERTY DESCRIPTION
DRDGOLD is a JSE-listed organisation that operates the Ergo Mining and Far West Gold Recoveries (FWGR) operations focused on recovering gold from the retreatment of historic gold TSFs.
•The Ergo metallurgical plant, and its associated TSF’s are located 70km east of Johannesburg in the Gauteng province
•The Knights metallurgical plant is located 25km east of Johannesburg, off the R29 Main Reef Road
•City Deep is a milling plant which operates as a pump/milling station feeding the Ergo and Knights metallurgical plants
The FWGR assets, acquired in 2018 from Sibanye-Stillwater, are situated in the West Rand of the Gauteng province, 30km south-west of Johannesburg. The FWGR operation includes historical TSF’s with a total area of 4.1km² and includes the Driefontein No. 2 metallurgical plant.
MINERAL TITLE
At ERGO, DRDGOLD and its subsidiaries own the rights to some of the properties where the Mineral Resources are located. In other cases, agreements are in place with the landowners to mine the dump material and rehabilitate the land. The necessary agreements are in place for all properties in the LoM plan.
Actual relevant Mining Rights are held at Ergo Mining Pty. Ltd. level, and their current status are listed below:
•CMR GP, 30/5/1/2/2/10024 MR, 6,16km², expired on 20/06/2014. Renewal application submitted. Awaiting grant
•Crown GP, 30/5/1/2/2/10022 MR, 11,25km², expired on 2/06/2014. Renewal application submitted. Awaiting grant

•City Deep GP, 30/5/1/2/2/10023 MR, 5.7km², expired on 20/06/2014. Renewal application submitted. Awaiting grant
•Knights GP, 30/5/1/2/2/10067 MR, 5.76km², expired on 20/06/2018. Renewal application submitted. Awaiting grant
•Ergo GP, MR 30/5/1/2/2/10097, 33,58km², expired on 27/10/2021. Renewal application submitted. Awaiting grant.
These rights are enforceable until such stage as the DMRE have acceptable or rejected the mining renewal applications as per the MPRDA.
There are impediments on the right to mine at the Grootvlei Complex and Marievale TSF’s. Please refer to the DRDGOLD Annual Integrated Report 2022 for details (page 92).
At the FWGR operation, the TSF’s were acquired from Sibanye-Stillwater in a transaction in which common law ownership was established over the various TSF’s. A Use and Access agreement articulates the various rights, permits and licenses held by Sibanye-Stillwater in terms of which FWGR operates, pending the finalisation of the tributing agreements between the parties.
MINERALISATION CHARACTERISTICS
DRDGOLD’s surface deposits are by-products or residue of the processing of gold and uranium ores of the gold bearing late Archaean (2.7Ga to 3.2Ga) Witwatersrand sedimentary basin.

R&R - 89

GOLD OPERATIONS DRDGOLD continued
INFRASTRUCTURE AND EQUIPMENT
The Ergo assets include multiple TSF’s, a 50km pipeline, and tailings deposition facilities including the significant Brakpan/Withok TSF. The Ergo plant (1.8mtpm capacity) currently treats around 1.7Mtpm of material. A total of 1.2Mtpm of material is delivered via two feeder lines from the Elsburg complex, Van Dyk and the 4L30 reclamation sites. A further 0.5Mtpm is delivered from the City Deep area (including 4L2, 3L42 and externally sourced material).
Material treated at the Knights plant is deposited onto the Brakpan/Withok TSF shared with the Ergo plant. At FWGR, the upgraded Driefontein No. 2 Plant currently treats around 0.5Mtpm of material from Driefontein No. 5 TSF.
At ERGO, Sandy material is reclaimed using mechanical front-end loaders, re-pulped with water and pumped to the plant. At both operations, fine tailings are reclaimed hydraulically using high-pressure water monitoring guns. The re-pulped slime is pumped to the plant and the reclaimed material is treated using screens, cyclones, ball mills, and carbon-in-leach (CIL) technology to extract the gold. Ergo LoM is estimated at 19 years (until 2041).
At the FWGR operations there is a smelting agreement in place with Sibanye-Stillwater, for the Driefontein No. 2 Plant (600ktpm capacity), whereby Sibanye-Stillwater receives a fee based on the smelting costs, plus 10% of the smelting costs. FWGR has sufficient Mineral Reserves to allow processing of an eventual 1.2Mtpm for approximately 20 years (until 2042).
TAILINGS DEPOSITION AND CAPACITY
Ergo currently deposits tailings on the Brakpan/Withok TSF, which has sufficient capacity for the planned 13 year LoM. Planning for the expansion of the Brakpan/Withok TSF to accommodate higher grade TSF’s in the far East Rand area and extend Ergo’s LoM is currently underway.
FWGR phase one production tailings are currently deposited on Driefontein 4 TSF, which has sufficient capacity for six years’ at a rate of production at 500ktpm. To fully exploit the larger FWGR Mineral Resources, feasibility studies have been conducted into the possible construction of a large, centralised, regional deposition facility, and permitting is being pursued.
KEY DEVELOPMENTS AND BROWNFIELD PROJECTS
DRDGOLD plans to develop the FWGR assets into a large scale (1.2Mtpm), long life (20 years) operation through a phased approach. Phase one, involving the retreatment of the Driefontein No. 5 TSF through the Driefontein No. 2 Plant and deposition on the Driefontein No. 4 TSF is underway. Phase two involves the construction of a regional storage facility for retreatment of the remaining historical TSFs acquired and allows for potential future expansion into the far west area.

Gold Mineral Resource estimate at 31 December 2022

Mineral Resources Inclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
DRDGOLD				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	ERGO	TSF Surface	Measured	130.8	0.3	1.3	137.7	0.3	1.4
			Indicated	285.8	0.2	2.3	290.1	0.2	2.3
			Measured + Indicated	416.6	0.3	3.6	427.8	0.3	3.7
			Inferred	10.7	0.2	0.1	10.8	0.2	0.1
	FWGR	TSF Surface	Measured	113.9	0.3	1.2	117.2	0.3	1.3
			Indicated	—	—	—	—	—	—
			Measured + Indicated	113.9	0.3	1.2	117.2	0.3	1.3
			Inferred	—	—	—	—	—	—
Total Measured + Indicated				530.5	0.3	4.8	545.1	0.3	4.9
Grand total				541.2	0.3	4.9	555.8	0.3	5.0

Mineral Resources Exclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
DRDGOLD				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	ERGO	TSF Surface	Measured	33.2	0.3	0.3	—	—	—
			Indicated	188.7	0.2	1.5	290.1	0.2	2.3
			Measured + Indicated	222.0	0.3	1.8	290.1	0.2	2.3
			Inferred	10.7	0.2	0.1	10.8	0.2	0.1
Grand total				232.7	0.3	1.9	300.9	0.2	2.4

R&R - 90

GOLD OPERATIONS DRDGOLD continued

Modifying factors in converting Mineral Resources to Mineral Reserves

Parameter	Unit	2022	2021
Mineral Reserve Pay Limit (ERGO)	g/t	0.24	0.20
Mineral Reserve Pay Limit (FWGR)	g/t	0.15	0.13-0.18
Plant Recovery Factor (ERGO)%		41	48.9
Plant Recovery Factor (FWGR)%		54	53.7
Gold Mineral Reserves estimate as at 31 December 2022

				31 Dec 2022			31 Dec 2021
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
DRDGOLD				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations	ERGO	TSF Surface	Proved	97.6	0.3	1.0	11.7	0.3	0.1
			Probable	97.0	0.2	0.7	126.0	0.3	1.3
			Proved + Probable	194.6	0.3	1.8	137.7	0.3	1.4
	FWGR	TSF Surface	Proved	107.5	0.3	1.1	110.7	0.3	1.2
			Probable	6.5	0.3	0.1	6.5	0.3	0.1
			Proved + Probable	113.9	0.3	1.2	117.2	0.3	1.3
Grand total Proved + Probable				308.5	0.3	3.0	255.0	0.3	2.6

Note: Inclusion of +0.66Moz from Daggafontein TSF on ERGO Proved Mineral Reserves

Operational statistics	2020	2021	2022
Surface tonnes milled (kt)	4,569	4,642	4,074
Surface yield (g/t)	0.26	0.25	0.25
Total Annual Au production (koz)	38	38	32
Operating cost surface (R/t)	155	174	210
AISC (R/kg)	661,422	742,979	907,407
AISC (US$/oz)	1,250	1,562	1,724
Note: AISC calculated based on Oz sold

R&R - 91

GOLD DEVELOPMENT STAGE
BURNSTONE
PROPERTY DESCRIPTION
Burnstone is a shallow gold development project, situated near Balfour in the Mpumalanga province, South Africa, 80km south-east of Johannesburg.
The project targets the UK9A Kimberley reef orebody, and aims to produce approximately 140kozpa over a 22-year LoM and is scheduled for steady state production by 2030.
Sibanye acquired the Burnstone project through the acquisition of WitsGold Ltd. in 2014 and has proceeded with development and infrastructure upgrades since 2016. Following an updated feasibility study, the Sibanye-Stillwater Board gave approval for the continuation of the construction of the Burnstone project in quarter one of 2021.
MINERAL TITLE
Sibanye Gold Eastern Operations (Pty) Ltd. is the holder of a mining right in respect of the Burnstone project under DMRE reference number: MP30/5/1/2/2/(248)MR (Burnstone MR). The Burnstone MR is valid from 17 February 2009 to 16 February 2027 in respect of an area totalling 131.36km², and is located in the Dipaleseng District Municipality (Balfour) in the Mpumalanga Province of South Africa.
MINERALISATION CHARACTERISTICS
The targetted UK9A reef is a thin (less than 1 metre), highly channelised and shallow dipping (<10°) conglomerate orebody.
INFRASTRUCTURE AND EQUIPMENT
Burnstone is a shallow trackless / conventional hybrid project in development phase, which was significantly pre-developed by previous owners. The mining layout was revised to incorporate both trackless development and conventional stoping with the aim of being able to negotiate the complex geological structure.
The Burnstone project has two established access points into the underground workings: a three-legged decline shaft and a vertical shaft (165ktpm capacity), as well as an established metallurgical processing facility. To access the down-dip extent of the orebody, a number of declines have been planned and development is progressing towards the eastern and southern extents.
All surface infrastructure to support the underground mining is either in place or has been planned in the LoM with an appropriate capital estimate. A mineral processing plant (125ktpm capacity, upgradeable to 175ktpm with the addition of another mill) is situated next to the vertical shaft where the bulk of the tonnage will be hoisted. It is currently on care-and-maintenance and will be restarted after a suitable ore-stockpile has been established.
TAILINGS DEPOSITION AND CAPACITY
There is an existing TSF with a capacity of 24.1Mt, which is a surplus of 3.6Mt over LoM requirements.

Gold Mineral Resource estimate at 31 December 2022

Mineral Resources Inclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Burnstone				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Development		Underground	Measured	1.1	6.2	0.2	1.1	6.2	0.2
			Indicated	25.5	5.6	4.6	25.5	5.6	4.6
			Measured + Indicated	26.6	5.7	4.8	26.6	5.7	4.8
			Inferred	31.5	4.2	4.3	31.5	4.2	4.3
Grand total				58.1	4.9	9.1	58.1	4.9	9.1

R&R - 92

GOLD DEVELOPMENT BURNSTONE continued

Mineral Resources Exclusive of Mineral Reserves
				31 Dec 2022			31 Dec 2021
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Burnstone				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Development		Underground	Measured	0.3	13.4	0.1	0.3	13.8	0.1
			Indicated	5.8	11.1	2.1	5.8	11.5	2.1
			Measured + Indicated	6.0	11.2	2.2	6.0	11.6	2.2
			Inferred	31.5	4.2	4.3	31.5	4.2	4.3
Grand total				37.6	5.3	6.5	37.5	5.4	6.5

Operational statistics	2020	2021	2022
Total capital expenditure (Rm)	6	186	934
Mineral Reserves classification map for the Burnstone development project
Gold Mineral Reserve estimate at 31 December 2022

Mineral Reserves
				31 Dec 2022			31 Dec 2021
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
Burnstone				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Operations		Underground	Proved	—	—	—	—	—	—
			Probable	20.5	4.0	2.7	20.6	3.9	2.6
Grand total Proved + Probable				20.5	4.0	2.7	20.6	3.9	2.6
Notes: The +3% change year-on-year in the stated Mineral Reserves is attributed to +0.1Moz in area inclusions as an optimised production profile and the inclusion of a smaller area identified through exploration
Burnstone mine

R&R - 93

GOLD EXPLORATION STAGE
SOUTHERN FREE STATE (SOFS)
PROPERTY DESCRIPTION
SOFS is an advanced stage exploration project, including the Bloemhoek, De Bron-Merriespruit (DBM), Robijn, Merriespruit and Hakkies areas, situated close to the town of Virginia in the Free State province of South Africa, adjacent and contiguous to the Beatrix operation.

MINERAL TITLE
Sibanye-Stillwater’s subsidiary, WitsGold (Pty) Ltd. (WitsGold), was granted a mining right under DMRE Ref No FS30/5/1/2/2/10005 MR to extract gold, silver and uranium from a 170.22km² area. The right was granted on 25 February 2014, executed on 14 June 2017 and is valid to 13 June 2040.
An application was submitted in terms of Section 102 of the MPRDA on 30 November 2018 to include various properties, including Merriespruit, into the SOFS MR area. The relevant Section 102 application is yet to be finalised.
Given the inactive status of the project, Sibanye-Stillwater submitted an application in terms of Section 25(2)(b) of the MPRDA to the DMRE in the name of WitsGold for the extension of the period to commence mining activities. The matter has now been escalated to the office of the relevant Minister for finalisation.
MINERALISATION CHARACTERISTICS
Four primary reef horizons containing gold and uranium are present on well-defined regional unconformities in the SOFS area. These include the Beatrix/VS5, Aandenk, B, and Leader reefs, all of which have been mined extensively in the southern Free State Goldfields. The four reefs are developed within a 20m to 40m stratigraphic interval on the DBM property and are present at depths of between 500m and 1,200m below surface. The Beatrix/VS5 and Aandenk Reefs constitute the principal economic orebodies, while the less extensive Leader and B reefs are regarded as secondary. The reefs are generally characterised by shallow dips of between 10° and 25° and a thickness of 60cm to 210cm.
KEY DEVELOPMENTS
The project is currently inactive, with no change year-on-year in the reported Mineral Resources.

Gold Mineral Resource estimate at 31 December 2022

Mineral Resources
				31 Dec 2022			31 Dec 2021
GOLD	Southern Africa			Tonnes	Grade	Gold	Tonnes	Grade	Gold
SOFS				(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
Exploration	Bloemhoek	Underground	Measured	—	—	—	—	—	—
			Indicated	27.4	4.7	4.2	27.4	4.7	4.2
			Measured + Indicated	27.4	4.7	4.2	27.4	4.7	4.2
			Inferred	0.9	4.9	0.1	0.9	4.9	0.1
	De Bron	Underground	Measured	—	—	—	—	—	—
	Merriespruit		Indicated	16.7	4.2	2.3	16.7	4.2	2.3
			Measured + Indicated	16.7	4.2	2.3	16.7	4.2	2.3
			Inferred	3.1	3.2	0.3	3.1	3.2	0.3
Total Measured + Indicated				44.1	4.5	6.4	44.1	4.5	6.4
Grand total				48.1	4.4	6.9	48.1	4.4	6.9

R&R - 94

BATTERY METALS DEVELOPMENT STAGE	96
Keliber Lithium Project	96

R&R - 95

BATTERY METALS DEVELOPMENT STAGE
KELIBER LITHIUM PROJECT
PROPERTY DESCRIPTION
The Keliber Lithium Project is a development project, located in the Central Ostrobothnian area, Kaustinen, Kokkola and Kruunupyy municipalities, western Finland. As discussed in Section 1, the Group considers the Driefontein operation as material for the purpose of SK-1300.
During 2022, Sibanye-Stillwater increased it’s initial stake in Keliber Oy (Keliber, the Finnish mining and chemical company that owns and manages the project) acquired in 2021, from 26.6% to 84.96%. Following this, the Sibanye-Stillwater Board approved capital expenditure of €588m for the project, beginning with the construction of the Keliber lithium hydroxide refinery (the Keliber refinery).
The Keliber lithium project will consist of open-pit (Initially) and underground mining operations from seven spodumene exploration or mining properties namely; Syvajarvi, Rapasaari, Lantta, Outovesi, Emmes, Leviakangas and Tuoreetsaaret; a mineral processing plant (concentrator) at Kaustinen and the refinery at Kokkola.
MINERAL TITLE
Keliber has three mining permits (7.12km²)and fourteen exploration permit areas covering a total area of 21.97km², for the element lithium. The Rapasaari mining and environmental permits were granted in March and December 2022 respectively, along with the concentrator permit, but they are currently subject to appeal. Three of the exploration permits (3.92km²) are being appealed. In addition there are a further twenty eight exploration permits (79.96km²) under application.
All the exploration and mining permits, except the ones under application, are either valid or granted, and all tenures are in good standing. The expiry date for the exploration permits varies between 2023-2025. Renewal is, however, possible under standard conditions under the Finnish Mining Act.
GEOLOGY AND MINERALISATION CHARACTERISTICS
Lithium mineralisations in the region are hosted within spodumene bearing pegmatite dyke intrusions. Mineral Resources have been delineated in seven deposits, all within 25km of the village of Kaustinen.
Spodumene pegmatite sample

R&R - 96

BATTERY METALS DEVELOPMENT KELIBER continued
The spodumene-rich pegmatite veins vary in thickness between 1m and 30m. Pegmatites in this region have been classified into the albite-spodumene subgroup of the Li, Cs, Ta pegmatite family and are typically coarse-grained, light-coloured and mineralogically similar. At most of the deposits, no weathering is observed. At the Rapasaari deposit, however, partial weathering or fracture oxidation occurs to a depth of 20m to 30m. At each deposit, bedrock is covered by sandy till and peat with a mean thickness of about 5m.
The spodumene pegmatites have intruded into supracrustal rocks in different orientations. At Syvajarvi, the main dyke intrusion cuts the host rocks forming a thick elliptic body plunging gently to the north-northeast. The massive body has some narrow subparallel veins on both sides and in western area it bends downwards to a more stratabound orientation. The thickest drilled pegmatite intercepts are 20-30m (true thickness).
Keliber region surface geology map

Keliber drilling and geological section – Rapasaari deposit
TAILINGS DEPOSITION AND CAPACITY
The new TSF and ancillary dams have been designed according to the Finnish Dam Safety Guide (2018) and the Swedish Guide for Mine Dams (2010), and will be constructed in stages.
Rapasaari deposit open-pit mine design and conceptual UG extension
INTERNAL CONTROLS (QA/QC)
Keliber has been following a well-defined logging, sampling and analytical procedure. The sampling and core storage facility in Kaustinen is considered a secure facility with the sample preparation and analytical methodologies considered appropriate for the commodity being evaluated (lithium). All material used for analyses on the project was sourced from split diamond drill core. To ensure confidence in the quality of the results, precision and accuracy, Keliber have since 2013 employed a quality assurance and quality control (QA/QC) standard operating procedure over all of its drilling programs at the Keliber Project. The quality control policy includes the insertion of CRMs, blanks and duplicates into the sampling stream on a frequency of one in every 20 samples (5%). All sample preparation and analyses were completed by Labtium’s laboratory facility in Kuopio, Finland, which also submitted regular check samples to ALS Ltd.
PROJECT SUMMARY
The planned operation first targets the opencast Syvajarvi and Rapasaari deposits. The original DFS, completed in 2018, envisaged the production of lithium carbonate. Following further market studies, a decision was made to produce battery-grade lithium hydroxide monohydrate (LiOH.H2O).
Over the open-pit LoM a total of 12.5Mt of ore is expected to be mined at a stripping ratio of 5.8:1, and an average grade of 0.91% Li2O. Steady state production of ~700ktpa of ore will produce ~15,000tpa of battery-grade lithium hydroxide. First production is scheduled for 2025, with ramp up to steady state by 2026.
Over the LoM, the maximum processing feed is 83.7 ktpm. It is planned to supplement open-pit mining production with underground mining but the underground studies are currently at scoping study level and have not been included in the LoM plan or Mineral Reserves at this stage. Conventional truck and shovel mining method will be employed for the open-pit mining. Ore sorting technology will be applied to remove up to 10.9% of the mass, constituting 73% of the waste rock in mill feed, from all ore types.
The key modifying factors applied during the mine planning process are mining losses (5%), to account for ore that is lost (hauled to the waste rock storage facility or not mined) during selective ore mining; and mining dilution (15-25%) for where ore and waste material are mixed.

R&R - 97

BATTERY METALS DEVELOPMENT KELIBER continued
The major infrastructure for the planned mines will comprise of access roads, power transmission lines, main electrical substations, security, weighbridges, offices, laboratories, workshops, crushing units, access roads to the Paivaneva concentrator and internal roads.
Total project capital (refinery, concentrator and initial mining operations) is forecast at €588m The property has a current book value of R2.3b (100% basis).
ESTIMATION RISKS
There are no deemed material risks to the Mineral Resource Estimation. The key operational risks that could impact the Mineral Reserves are listed below.
Permitting: Although several of the required operating permits have been obtained, potential timing delays due to public objection and appeals could impact construction timelines. Environmental permit conditions could also be strenuous, impacting planned mining operations.

Processing: The effectiveness of ore sorting to screen out 73% of waste, once applied to full-scale mining volumes, could impact plant feed grades.
Human Capital: A significant amount of skilled personnel will be required to develop and work the operations.
KEY DEVELOPMENTS AND INTENTIONS
An update of the FS was finalised during the first quarter of 2022, which confirmed the financial and technical feasibility of the project. The construction of the Keliber lithium refinery is scheduled to start in 2023 and production to commence in 2025. A key focus remains on achieving full permitting. The Keliber refinery and the first lithium mine (Syvajarvi) have all the required permits.
The concentrator and the second mine (Rapasaari) have the required mining and environmental permits, but they are not yet legally valid due to various appeal processes. In parallel, exploration drilling on the highly prospective tenement package will be ongoing. During 2022, exploration drilling added 30.4kt of LCE to the Mineral Resource Inventory. The increased Mineral Resources are related to the maiden Mineral Resource estimates of the Tuoreetsaaret and Leviakangas deposits.

Lithium Mineral Resource estimate as at 31 December 2022

Mineral Resources Inclusive of Mineral Reserves
			31 Dec 2022			31 Dec 2021
Lithium	Europe		Tonnes	Li	LCE	Tonnes	Li	LCE
Keliber			(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Development		Measured	3.7	0.55	106.4	1.1	0.55	33.3
		Indicated	8.0	0.48	202.4	2.4	0.48	62.0
		Measured + Indicated	11.6	0.50	308.9	3.6	0.50	95.3
		Inferred	2.8	0.38	57.2	0.4	0.42	9.8
Grand total			14.5	0.48	366.1	4.0	0.49	105.1

Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2022			31 Dec 2021
Lithium	Europe		Tonnes	Li	LCE	Tonnes	Li	LCE
Keliber			(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Development		Measured	0.5	0.47	13.5	1.1	0.55	33.3
		Indicated	3.3	0.48	86.1	2.4	0.48	62.0
		Measured + Indicated	3.9	0.48	99.6	3.6	0.50	95.3
		Inferred	2.8	0.38	57.1	0.4	0.42	9.8
Grand total			6.7	0.44	156.7	4.0	0.49	105.1
•Li has been derived from the original Li2O based estimate by multiplying by a factor of 0.464.
•Mineral Resources were initially estimated at a 0.5% Li2O (0.23% equivalent Li) lower cut-off grade, with the exception of the maiden estimate for Tuoreetsaaret, which has been reported at a 0.4% Li2O(0.1% equivalent Li)) lower cut-off grade
•Lithium Hydroxide prices for the cut-off grade calculations varied between US$/t 14,634 for the open-pit, and US$/t16,570 for the underground
•For the Lithium Mineral Resources, LCE content was calculated by multiplying the Li (%) content by a factor of 5.323. Lithium Hydroxide Monohydrate (LiOH.H2O)) can be derived from LCE by dividing by a factor of 0.88

R&R - 98

BATTERY METALS DEVELOPMENT KELIBER continued

Notes:
The 248% increase change year-on-year to the stated Mineral Resources (Inclusive of Mineral Reserves) is attributed to:
–+9.8 LCE(kt) due to addition of Leviakangas
–+20.6 LCE(kt) due to addition of Tuoreetsaaret
–Shareholding increase from 26.6% to 84.96%

On a Mineral Resources exclusive of Mineral Reserves basis, the year-on-year change is +49%

Lithium Mineral Reserve estimate as at 31 December 2022

Mineral Reserves
			31 Dec 2022			31 Dec 2021
Lithium	Europe		Tonnes	Li	LCE	Tonnes	Li	LCE
Keliber			(Mt)	(%)	(kt)	(Mt)	(%)	(kt)
Development		Proved	3.3	1.49	85.4	—	—	—
		Probable	4.9	1.91	108.2	—	—	—
Grand total Proved + Probable			8.2	0.44	193.6	—	—	—
•Li has been derived from the original Li2O based estimate by multiplying by a factor of 0.464.
•Li.OH.H2O price assumption for the overall pit optimisation ranged between US$10,950/t and US$16,500/t.
•A cut-off grade of 0.5% Li2O (0.23% equivalent Li) was used in the open-pit optimisation for Syvajarvi, Lantta and Outovesi and 0.4% Li2O (0.19% equivalent Li) cut-off was applied to Rapasaari.

DRILLING SUMMARY

	Planned 2023		Actual 2022		Actual 2021
	Drilled (m)	Expenditure (Rm)	Drilled (m)	Expenditure (Rm)	Drilled (m)	Expenditure (Rm)
Ore definition	26,400	53.38	12,898	25.33	9,145	13.25
Successful exploration drilling at the Tuoreetsaaret and Leviakangas deposits led to an increase of 30.4kt of LCE to the Mineral Resources during 2022. The majority of the drilling planned (~15, 600m) for 2023 is aimed at existing deposits to improve confidence levels and to expand the LoM, with a further ~5, 200m targetting brownfields exploration. New targets will receive ~4, 000m of exploration drilling, and approximately 1,300m of sterilisation drilling is planned under the footprint of the planned waste rock dump. Additional work will include boulder mapping, percussion drilling for bedrock sampling, surface till sampling and Mineral Resource estimation.
HISTORY
•The mining rights to the Lantta, Emmes and Syvajarvi deposits were first owned by Suomen Mineraali Oy and then by Paraisten Kalkkivuori Oy (Later Partek Oy). These rights expired in 1992 and the areas were unclaimed until 1999
•In 1999, Olle Siren, together with private partners, claimed the Lantta deposit and later the Emmes deposit
•In 2001, Keliber Oy was established. Subsequently, the Finnish Minerals Group (“FMG”), which manages the Finnish State’s mining industry shareholdings, became the significant shareholder

•From 2003 to 2012, the Geological Survey of Finland (GTK) held the mineral rights of the Syvajarvi and Rapasaari deposits
•In 2021 Sibanye-Stillwater acquired an initial 26.4% interest in Keliber Oy
•During 2022, Sibanye-Stillwater increased its stake to 84.96%, becoming the majority owner of Keliber Oy and the Keliber Lithium Project
•Keliber is in development and does not have any associated historical operating statistics, but some waste material was been mined during 2022 to construct the connection road between the public road and the Syvajarvi and Rapasaari operational areas

R&R - 99

ZINC OPERATION	101
New Century	101

R&R - 100

ZINC OPERATION
NEW CENTURY

INTRODUCTION AND BRIEF DESCRIPTION
The Century mine is a tailings reprocessing operation located at Lawn Hill, 250km north-west of Mount Isa in the Lower Gulf of Carpentaria, Queensland, Australia.
The Century mine began open-pit production in 1999 and was one of the largest zinc mines in the world. Following the depletion of the original Mineral Reserves, the mine was put on care and maintenance in 2016. New Century acquired the operation in 2017 from MMG Ltd, focusing on reprocessing the historic mine tailings.
In October 2021, Sibanye-Stillwater acquired a 19.99% shareholding in New Century Resources Ltd., aiming to expand it’s exposure to the circular economy and green battery metal production.

MINERAL TITLE
The Century TSF lies within the mining lease ML90045, which is owned by Century Mining (Pty) Ltd., a wholly owned subsidiary of New Century Resources Ltd. There are also one further mining lease and two exploration permits granted.
•ML90045, Century Mine, granted 19/09/1997, expiring on 18/09/2037, for 146.88 km²
•ML90058, Century Mine, granted 19/09/1997, expiring on 18/09/2037, for 84.96 km²
•EPM10544, Lawn Hill, granted 23/06/1995, expiring on 31/12/2025, for 368 km²
•EPM26722, Lawn Hill, granted 25/09/2017, expiring on 24/09/2023, for 158km²
GEOLOGY AND MINERALISATION CHARACTERISTICS
A single substantial tailings deposit exists at Century, generated from 16 years of large-scale operations from the Century open pit zinc mine.
The in-situ Century deposit consists of sediment hosted stratiform Zn-Pb-Ag mineralisation hosted within a sequence of shale, siltstone and sandstone marine sediments. The deposit is dislocated by faulting, and unconformably overlain by up to 100m of Cambrian limestones in the north. Mineralisation outcropped at surface (South Block) and extended to a maximum depth of 310 m. The remaining South Block mineralization is an elongated tabular body that is approximately 1km in length, between 80m and 150m wide, and approximately 30m thick, and ranges from 20m to 218m below natural surface. The East Fault Block is a small remnant located 35m below the surface of the run-of-mine stockpile area at the mine site and extends to a depth of 112m.
Discovered in 1897, the adjacent Silver King deposit consists of a series of moderately to steeply dipping quartz-galena-sphaleritesiderite veins associated with a north-east trending dextral strike-slip fault. The Watsons Lode deposit occurs ~10km south of the Century deposit, also within the Burketown Mineral field, and consists of a series of steeply dipping quartz-galena-sphalerite-siderite hydrothermal veins associated with a north-east trending sinistral strike-slip fault. Mineralisation is structurally controlled, being focused in dilatant zones associated with fault flexures.

R&R - 101

ZINC OPERATION NEW CENTURY continued
INFRASTRUCTURE AND EQUIPMENT
Re-mining takes place via top down hydraulic mining, and the company has a fleet of six remotely operated hydro-mining rigs. The current LoM is five years, up to 2027 based on available historic tailings material, with upside from fresh ore.
Key processing infrastructure (12mtpa capacity) includes: primary crushing facilities, grinding facilities consisting of one SAG mill and two balls mills; fifteen ultrafine sand mills; a conventional froth flotation circuit, full site laboratory capable of handling all exploration and plant samples, and equipment workshops and stores for all mobile and fixed plant maintenance. The existing, historical Century mine open-pit workings has been licensed as a TSF to deposit the reprocessed tailings. Sufficient capacity exists for the LoM.
The concentrate is transferred in slurry form via a 304km, wholly owned and fully permitted, underground pipeline to Century’s port facility at Karumba. Century’s transfer vessel, the M.V. Wunma, is custom-built for the shallow waters of the Norman River channel and is used to transfer concentrate to export ships anchored in the Gulf of Carpentaria.
KEY DEVELOPMENTS AND BROWNFIELDS PROJECTS
A feasibility study has been completed by New Century Resources during 2021, designed to determine the economic viability of the Silver King and East Fault Block deposits, by incorporating them into the existing mine plan (in addition to the current tailings reprocessing) to produce zinc concentrate and a new lead concentrate.
The feasibility study LoM production profile for the in-situ operations targets 2.9Mt at 5.2% zinc, 5.7% lead and 66g/t silver (approximately 86% of which is at probable Mineral Reserves status). The project would result in a 65% increase in annualised Zn equivalent metal production from Century to over 200ktpa. A final investment decision is pending.
Zinc Mineral Resource estimate at 31 December 2022

Mineral Resources Inclusive of Mineral Reserves
				31 Dec 2022					31 Dec 2021
	Australia			Tonnes	Zinc	Zinc	Lead	Lead	Tonnes	Zinc	Zinc	Lead	Lead
New Century				(Mt)	(%)	(Mlb)	(%)	(Mlb)	(Mt)	(%)	(Mlb)	(%)	(Mlb)
Operations	Century Tailings	TSF Surface	Measured	7.3	3.1	490.7	—	—	10.6	3.0	706.9	—	—
			Indicated	—	—	—	—	—	—	—	—	—	—
			Measured + Indicated	7.3	3.1	490.7	—	—	10.6	3.0	706.9	—	—
			Inferred	—	—	—	—	—	—	—	—	—	—
Exploration	Silver King	Open Pit	Measured	0.2	4.8	21.0	5.4	23.7	0.2	4.8	21.2	5.4	23.8
			Indicated	—	—	—	—	—	—	—	—	—	—
			Measured + Indicated	0.2	4.8	21.0	5.4	23.7	0.2	4.8	21.2	5.4	23.8
			Inferred	—	—	—	—	—	—	—	—	—	—
		Underground	Measured	—	—	—	—	—	—	—	—	—	—
			Indicated	0.4	5.0	46.5	5.3	48.7	0.4	5.0	46.7	5.3	48.9
			Measured + Indicated	0.4	5.0	46.5	5.3	48.7	0.4	5.0	46.7	5.3	48.9
			Inferred	0.1	2.7	7.0	6.2	16.2	0.1	2.7	7.1	6.2	16.3
	East Fault Block	Open Pit	Measured	—	—	—	—	—	—	—	—	—	—
			Indicated	0.1	10.5	27.6	1.2	3.1	0.1	10.5	27.8	1.2	3.1
			Measured + Indicated	0.1	10.5	27.6	1.2	3.1	0.1	10.5	27.8	1.2	3.1
			Inferred	—	—	—	—	—	—	—	—	—	—
	South Block	Underground	Measured	—	—	—	—	—	—	—	—	—	—
			Indicated	1.2	5.4	146.9	1.5	40.8	1.2	5.4	147.6	1.5	41.0
			Measured + Indicated	1.2	5.4	146.9	1.5	40.8	1.2	5.4	147.6	1.5	41.0
			Inferred	—	—	—	—	—	—	—	—	—	—
	Watson's Lode	Underground	Measured	—	—	—	—	—	—	—	—	—	—
			Indicated	—	—	—	—	—	—	—	—	—	—
			Measured + Indicated	—	—	—	—	—	—	—	—	—	—
			Inferred	0.3	7.9	58.8	2.1	15.3	0.3	7.9	59.1	2.1	15.4
Total Measured + Indicated				9.2	3.6	732.7	2.7	116.2	12.6	3.4	950.2	2.7	116.8
Grand total				9.7	3.7	798.5	2.8	147.8	13.0	3.5	1,016.3	2.8	148.5

R&R - 102

ZINC OPERATION NEW CENTURY continued

Mineral Resources Exclusive of Mineral Reserves
				31 Dec 2022					31 Dec 2021
	Australia			Tonnes	Zinc	Zinc	Lead	Lead	Tonnes	Zinc	Zinc	Lead	Lead
New Century				(Mt)	(%)	(Mlb)	(%)	(Mlb)	(Mt)	(%)	(Mlb)	(%)	(Mlb)
Exploration	Silver King	Open Pit	Measured	0.20	4.8	21.0	5.40	23.7	0.2	4.8	21.2	5.4	23.8
			Indicated	—	—	—	—	—	—	—	—	—	—
			Measured + Indicated	0.20	4.8	21.0	5.40	23.7	0.2	4.8	21.2	5.4	23.8
			Inferred	—	—	—	—	—	—	—	—	—	—
		Underground	Measured	—	—	—	—	—	—	—	—	—	—
			Indicated	0.4	5.0	46.5	5.3	48.7	0.4	5.0	46.7	5.3	48.9
			Measured + Indicated	0.4	5.0	46.5	5.3	48.7	0.4	5.0	46.7	5.3	48.9
			Inferred	0.1	2.7	7.0	6.2	16.2	0.1	2.7	7.1	6.2	16.3
	East Fault Block	Open Pit	Measured	—	—	—	—	—	—	—	—	—	—
			Indicated	0.1	10.5	27.6	1.2	3.1	0.1	10.5	27.8	1.2	3.1
			Measured + Indicated	0.1	10.5	27.6	1.2	3.1	0.1	10.5	27.8	1.2	3.1
			Inferred	—	—	—	—	—	—	—	—	—	—
	South Block	Underground	Measured	—	—	—	—	—	—	—	—	—	—
			Indicated	1.2	5.4	146.9	1.5	40.8	1.2	5.4	147.6	1.5	41.0
			Measured + Indicated	1.2	5.4	146.9	1.5	40.8	1.2	5.4	147.6	1.5	41.0
			Inferred	—	—	—	—	—	—	—	—	—	—
	Watson's Lode	Underground	Measured	—	—	—	—	—	—	—	—	—	—
			Indicated	—	—	—	—	—	—	—	—	—	—
			Measured + Indicated	—	—	—	—	—	—	—	—	—	—
			Inferred	0.3	7.9	58.8	2.1	15.3	0.3	7.9	59.1	2.1	15.4
Total Measured + Indicated				2.0	5.6	242.1	2.7	116.2	2.0	5.6	243.3	2.7	116.8
Grand total				2.4	5.8	307.8	2.8	147.8	2.4	5.8	309.4	2.8	148.5
Notes:
•No cut-off grades applied to the TSF Mineral Resources
•TSF Mineral Resource constrained within a boundary string defining the dam walls and excluding outflow areas
•Silver King Mineral Resource has been reported above a cut-off of Pb+Zn >4%
•East Fault Block Mineral Resource was reported at a nominal 3.0% zinc equivalence (ZnEq) Cut-off grade
•South Block Mineral Resource was reported at a 3.0% zinc equivalent (ZnEq) Cut-off grade
•Watson’s Load Mineral Resource has been reported above a cut-off of Pb+Zn >4%

Zinc Mineral Reserve estimate at 31 December 2022

Mineral Reserves
				31 Dec 2022			31 Dec 2021
	Australia			Tonnes	Zinc	Zinc	Tonnes	Zinc	Zinc
New Century				(Mt)	(%)	(Mlb)	(Mt)	(%)	(Mlb)
Operations	Century Tailings	TSF Surface	Proved	6.8	3.0	445.5	9.9	3.0	649.2
			Probable	—	—	—	—	—	—
Grand total Proved + Probable				6.8	3.0	445.5	9.9	3.0	649.2
Notes:
•Based on metal price assumptions for Zn: US$2.75/t and Ag US$17.8/t
•Assumed metallurgical recoveries of Zn 63% and Ag 61%

R&R - 103

Professional Organisations	105
SAMREC Code definitions	106
Glossary of terms	107
Abbreviations	108
Disclaimer	110
Administration and company information	111
RSA Generic Mining Permit Conditions	112

R&R - 104

PROFESSIONAL ORGANISATIONS

GEOLOGICAL SOCIETY
OF SOUTH AFRICA (GSSA)
Mandela Mining Precinct
(formerly CSIR Miningtek)
Corner Rustenburg and
Carlow Roads, Melville Johannesburg, South Africa
Tel: +27 11 358 0028
Email: info@gssa.org.za
Website: www.gssa.org.za
	SOCIETY FOR MINING METALLURGY AND EXPLORATION (SME) 12999 E. Adam Aircraft Circle Englewood, CO 80112 United States Tel: +1 303 948 4200 / +1 720 738 4085 Email: cs@smenet.org Website: www.smenet.org	THE ASSOCIATION OF PROFESSIONAL ENGINEERS AND GEOSCIENTISTS OF ALBERTA (APEGA) 1500 Tower One 10060 Jasper Avenue NW Edmonton, Alberta T5J 4A2 Canada Tel: 780 426 3990 Website: www.apega.ca
SOUTH AFRICAN COUNCIL
FOR NATURAL SCIENTIFIC PROFESSIONS (SACNASP)
280 Pretoria Street, Silverton Pretoria, 0184, South Africa
Tel: +27 12 748 6500
Fax: +27 86 206 0427
Email: sacnasp@sacnasp.org.za
Website: www.sacnasp.org.za

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
SOUTH AFRICAN GEOMATICS COUNCIL (SAGC) Unit 3, Building 2 Bruma Boulevard Office Park 20 Zulberg Close Bruma, Johannesburg South Africa Tel: +27 11 626 1040 Email: admin@sagc.org.za Website: www.sagc.org.za	AUSTRALASIAN INSTITUTE OF MINING AND METALLURGY (AusIMM) Carlton, Victoria Australia Tel: +61 3 9658 6100 Website: www.ausimm.com

R&R - 105

SAMREC CODE DEFINITIONS

TERM	DEFINITION
Competency	The public report is based on work that is the responsibility of suitably qualified and experienced persons who are subject to an enforceable professional code of ethics.
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

Transparency	The reader of a public report must be provided with sufficient information, the presentation of which is clear and unambiguous, to understand the report and not to be misled.

R&R - 106

GLOSSARY OF TERMS

TERM	DEFINITION
Above infrastructure (AI)	That part of the Mineral Resources and/or Mineral Reserves, which are above the lowest mining level and can be accessed via the current mine infrastructure (shafts and underground haulages).
Below infrastructure (BI)	That part of the Mineral Resources and/or Mineral Reserves which are below the lowest mining level and that can only be accessed following approved capital expenditure.
Brownfield	A mineral deposit, not yet exploited but conceptualised as an extractable orebody.
Bushveld Igneous Complex	World’s largest known layered mafic-ultramafic intrusive complex, covering an area of approximately 67,000km², containing more than 80% of all known PGM resource.
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

Prill Split	The ratio of co-occurring precious metals present in ore expressed as a percentage.
Reef	A geological horizon or stratigraphic horizon that may contain economic levels of mineralisation.
Stope	Underground excavation where the orebody is extracted.
Survey shortfall	Difference between the tonnage hoisted as ore and that accounted for by the plant measuring methods. Discrepancy is referred to as a shortfall when the calculated tonnage is less than the tonnage accounted for by the plant, or an excess when the opposite occurs.
Unconformity	An erosional marker surface indicating a lapse in time between two differing aged stratigraphic units.
White areas	Areas that were excluded from previous LoM plans that have since been proven to have realistic expectation of safe economic extraction, with the required investigations, rock engineering modelling and detail mining plan to support it. White areas include open ground, areas that were excluded due to economics or lack of information and pillars.

R&R - 107

ABBREVIATIONS

TERM	DEFINITION
2D	Two dimensional
2E PGM	Platinum, palladium
3D	Three dimensional
4E PGM	Platinum, palladium, rhodium, gold
6E PGM	Platinum, palladium, rhodium, gold, ruthenium, iridium
AAP	Anglo American Platinum
AAR	Aandenk Reef
Ag	Silver
AI	Above infrastructure
AIPG	American Institute of Professional Geologists
AISC	All-in sustaining costs
Amsl	Above mean sea level
Aquarius	Aquarius Platinum Ltd
Au	Gold
BI	Below infrastructure
BIC	Bushveld Igneous Complex
BR	Beatrix Reef
BTTP	Bulk Tailing Treatment Project
C$	Canadian dollar
C&F	Cut and fill
C2022 BP	2022 Business Plan
CCTV	Closed Circuit Television
CDP	Community Development Programme
CEO	Chief Executive Officer
CIL	Carbon-in-leach
CIM	Canadian Institute of Mining, Metallurgy and Petroleum
CIM NI 43-101	Canadian Institute of Mining – National Instrument 43-101
CIP	Carbon-in-pulp
cm	Centimetre
cm.g/t	Centimetre gramme per tonne
COVID-19	Coronavirus Disease
CP/QP	Competent Person/Qualified Person
CPG	Certified Professional Geologists for the AIPG
CPG	Certified Professional Geologist
CPR	Competent Persons Report
Cr2O3	Chromium oxide
CRIRSCO	Committee for Mineral Reserves International Reporting Standards
CRM	Certified reference materials
CRP	Chrome retreatment plant
Cs	Caesium
Cu	Copper
CW	Channel width
DBM	De Bron Merriespruit
DFS	Definitive feasibility study
DMRE	Department of Mineral Resources and Energy
DRDGOLD	DRDGOLD Limited
DWS	Department of Water and Sanitation
EDGAR	Electronic data gathering, analysis, and retrieval system
EIA	Environmental Impact Assessment
EIS	Environmental impact statement
EL	Exploration License
EMC	Ezulwini Mining Company

TERM	DEFINITION
EPL	Eastern Platinum Limited
EqCu	Copper Equivalent
ESG	Environmental Social and Governance
ETTP	Eastern Tailings Treatment Plant
ETD1	Eastern Tailings Dam One
FS	Feasibility study
FWGR	Far West Gold Recoveries
g	Gramme
g/t	Grammes per tonne
Ga	(Giga-annum) billion years
GBG	Great Basin Gold
GDE	Graduate Diploma Engineering
GHG	Green House Gas
GISTM	Global Industry Standard on Tailings Management
GSSA	Geological Society of South Africa
GTC	Grade tonnage curve
Guide 7	SEC Industry Guide 7
ha	Hectare
ICMM	International Council on Mining and Metals
ICP	Induction Coupled Plasma Mass Spectrometry
IOCG	Iron-oxide copper-gold
Ir	Iridium
IRUP	Iron-rich ultramafic pegmatoids
ISO/IEC	International standard on how to manage information security
JCI	Johannesburg Consolidated Investments
JM	Johns Manville (a manufacturer)
JSE	Johannesburg Stock Exchange Limited
JV	Joint venture
kg	Kilogramme
kg/t	Kilogrammes per tonne
KKR	Kalkoenkrans Reef
km	Kilometre
Km²	Square kilometres
koz	Thousand ounces
KPM	Kroondal Platinum Mines
KR	Kloof Reef
kt	Thousand tonnes
Ktpm	Thousand tonnes per month
lb	Pounds
LCE	Lithium Carbonate Equivalent
LHD	Load haul dump truck
Li	Lithium
LIMS	Lab Information Management System
LoM	Life of mine
LR	Libanon Reef
m	Metre
m²	Square metre
Ma	(Mega annum) million years
MBA	Master of Business Administration
MBCCR	Multiband Carbon Leader Reef
MCF	Mine call factor
MER	Merensky Reef

R&R - 108

ABBREVIATIONS continued

TERM	DEFINITION
Mlb	Million pounds
mm	Millimetre
MMSA	Mining and Metallurgical Society of America
Moz	Million ounces
MPO	Mine Plan of Operations
MPRDA	Minerals and Petroleum Resources Development Act
MPTRO	Mineral and Petroleum Titles Registration Office
MR	Mining right
MRM	Mineral Resource Management
MSCC	Mine Surveyor Certificate of Competency
MSZ	Main Sulphide Zone
Mt	Million tonnes
Mtpa	Million tonnes per annum
MVR	Middelvlei Reef
MWP	Mine Works Programme
NDEP	Nevada Division of Environmental Protection
NDEP-BMRR	Nevada Bureau of Mining Regulation and Reclamation
NDT	Non-destructive testing
NEPA	National Environmental Protection Authority
Ni	Nickel
NPV	Net present value
NSR	Net Smelter Royalty
NYSE	New York Stock Exchange
OB-I	Olivine occurrence
Opt	Ounces per tonne
ORET	Ore reserves economic test
Os	Osmium
oz	Ounces (troy)
P&SA	Pool and Share Agreement
Pb	Lead
Pd	Palladium
PdEq	Paladium equivalent
PEA	Preliminary economic assessment
PFS	Prefeasibility study
PGM	Platinum Group Metals
PGO	Professional Geoscientist Ontario
POC	Purchase of concentrate
PR	Prospecting right
Pr.Sci.Nat	Professional Natural Scientist
Pt	Platinum
QA/QC	Quality assurance / quality control
QDM	Quebrada de la Mina
QEMSCAN	Quantitative evaluation of minerals by scanning electron microscopy
R	South African Rand
R/kg	South African Rand per kilogramme
REGM	Randfontein Estates Gold Mine
Rh	Rhodium
RLS	Rustenburg Layered Suite
ROM	Run-of-mine
RPA	Roscoe Postle Associates Inc
RPEEE	Reasonable prospects for eventual economic extraction

TERM	DEFINITION
RPM	Rustenburg Platinum Mines
RPO	Recognised Professional Organisation
RSO	Randfontein Surface Operation
Ru	Ruthenium
SACNASP	South African Council for Natural Scientific Professions
SAGC	South African Geomatics Council
SAIMM	Southern African Institute of Mining and Metallurgy
SAMREC CODE	The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves
SAMVAL CODE	The South African Code for the Reporting of Mineral Asset Valuation
SANAS	South African National Accreditation System
SCI	Stillwater Canada Incorporated
SDG’s	Sustainable development goals
SEC	The United States Securities and Exchange Commission
SIB	Stay in business
SIC	Stillwater Igneous Complex
SK-1300	Subpart 1300 of Regulation S-K under the US Securities Act of 1993
SLE	Sub-level extraction
SLP	Social and labour plan
SMC	Stillwater Mining Company
SME	Society for Mining Metallurgy and Exploration
SMU	Selective mining unit
SOFS	Southern Free State projects
SOX	Sarbanes-Oxley Act of 2002
SRD	Surface rock dump
SRPM	Sibanye Rustenburg Platinum Mine
SV	Sub-vertical
SW	Stoping width
SWE	Stillwater East
t	Metric tonne
Ta	Tantalum
TCFD	Task force on climate-related financial disclosures
TMM	Trackless Mining Machinery
tpm	Tonnes per month
TSF	Tailings storage facility
U	Uranium
U3O8	Uranium oxide
UG	Underground
UG2	Upper group two chromium layer
US	United States
US$	United States dollar
US$/oz	United States dollar per ounce
VCR	Ventersdorp Contact Reef
VS5	VS5 Reef of the Eldorado Formation
WCWDM	Water conservation and water demand management
Wits Gold	Witwatersrand Consolidated Gold Resources Limited
WLTRP	Western Limb Tailings Retreatment Project
WPL	Western Platinum Limited
WRTRP	West Rand Tailings Retreatment Project
XRF	X-ray fluorescence
Zn	Zinc

R&R - 109

DISCLAIMER
Forward-looking statements
The information in this report may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report.
All statements other than statements of historical facts included in this report may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States, Europe and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the Rhyolite Ridge project); the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the outcome of any disputes or litigation; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology, communications and systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19).
Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2022 Integrated Report and the Annual Financial Report for the fiscal year ended 31 December 2022 on Form 20-F filed with the United States Securities and Exchange Commission on 24 April 2023 (SEC File no. 333-234096).
These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.
Non-IFRS measures
The information contained in this report may contain certain non-IFRS measures, including among others, adjusted EBITDA, adjusted free cash flow, AISC, AIC, Nickel equivalent sustaining cost and normalised earnings. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater’s financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group’s external auditors.
Mineral Resources and Mineral Reserves
Sibanye-Stillwater’s Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, the exchange rates, operating costs, mining permits, changes in legislation and operating factors. Sibanye-Stillwater reports its Mineral Resources and Mineral Reserves in accordance with the rules and regulations promulgated by each of the United States Securities and Exchange Commission (SEC) and the JSE at all managed operations, development, and exploration properties.
Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report.

R&R - 110

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
Sindiswa Zilwa*
* Independent non-executive
^ Lead independent director

INVESTOR ENQUIRIES
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Mobile: +27 83 453 4014
Email: james.wellsted@sibanyestillwater.com
or ir@sibanyestillwater.com

JSE SPONSOR
JP Morgan Equities South Africa Proprietary Limited
Registration number 1995/011815/07
1 Fricker Road
Illovo
Johannesburg 2196
South Africa
Private Bag X9936
Sandton 2146
South Africa
AUDITORS
Ernst & Young Inc. (EY)
102 Rivonia Road
Sandton 2196
South Africa
Private Bag X14
Sandton 2146
South Africa
Tel: +27 11 772 3000
AMERICAN DEPOSITARY RECEIPTS
TRANSFER AGENT
BNY Mellon Shareowner Correspondence (ADR)
Mailing address of agent:
Computershare
PO Box 43078
Providence, RI 02940-3078
Overnight/certified/registered delivery:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021
US toll free: + 1 888 269 2377
Tel: +1 201 680 6825
Email: shrrelations@cpushareownerservices.com
Tatyana Vesselovskaya
Relationship Manager - BNY Mellon
Depositary Receipts
Email: tatyana.vesselovskaya@bnymellon.com
TRANSFER SECRETARIES SOUTH AFRICA
Computershare Investor Services Proprietary Limited
Rosebank Towers
15 Biermann Avenue
Rosebank 2196
PO Box 61051
Marshalltown 2107
South Africa
Tel: +27 11 370 5000
Fax: +27 11 688 5248

R&R - 111

RSA GENERIC MINING PERMIT CONDITIONS
The following is an extract of the key, generic Mining Permit conditions, as applicable to the South African operations.
1.Mining right renewal applications are to be submitted 60 working days prior to the date of expiry of the right
2.The holder of a MR must continue with mining operations, failing which the right may be suspended or cancelled
3.The terms of the right may not be varied or amended without the consent of the Minister of Mineral Resources and Energy
4.The Holder shall be entitled to abandon or relinquish the right of the area covered by the right entirely or in part. Upon abandonment or relinquishment the Holder must:
a.Furnish the Regional Manager with all prospecting and/or mining results and/or information, as well as the general evaluation of the geological, geophysical and borehole data in respect of such abandoned area; and
b.Apply for a closure certificate in terms of section 43(3) of the MPRDA
5.The holder shall pay royalties to the State in accordance with section 25(2)g of the MPRDA throughout the duration of the mining right
6.The holder shall pay royalties to the State in accordance with section 25(2)g of the MPRDA throughout the duration of the mining right
7.Mining operations must be conducted in accordance with the Mining Work Programme (MWP) and any amendment to the MWP and an approved Environmental Management Plan (EMP)
8.The holder shall not trespass or enter into any homestead, house or its curtilage, nor interfere with or prejudice the interests of the occupiers and/or owners of the surface of the mining right area except to the extent to which such interference or prejudice is necessary for the purposes of enabling the holder to properly exercise the holder’s rights under the mining right
9.The holder must dispose of all minerals derived from mining at competitive market prices which shall mean in all cases, non-discriminatory prices or non-export parity prices
10.A shareholding, an equity, an interest or participation in the mining right or joint venture, or a controlling interest in a company/JV may not be encumbered, ceded, transferred, mortgaged, let, sublet, assigned, alienated or otherwise disposed of without the written consent of the Minister, except in the case of a change of controlling interest in listed companies
11.All boreholes, shafts, adits, excavations and openings created by the holder shall be sealed, closed, fenced and made safe in accordance with the approved EMP and the Mine Health and Safety Act
12.The holder of the mining right, while carrying out mining operations, should safeguard and protect the environment, the mining area and any person using or entitled to use the surface of the mining area from possible damage or injury
13.The Minister or a person authorised by the Minister shall be entitled to inspect the mining area and the execution of the approved mining right conditions
14.A mining right may be cancelled or suspended subject to Section 47 of the MPRDA if the holder:
a.Submits inaccurate, incorrect and/or misleading information in connection with any matter required to be submitted under this act
b.Fails to honour or carry out any agreement, arrangement or undertaking, including the undertaking made by the holder in terms of the Broad Based Socio Economic Empowerment Charter and Social and Labour Plan
c.Breaches any material term and condition of the mining right
d.Conducts mining in contravention of the MPRDA
e.Contravenes the requirements of the approved EMP
f.Contravenes any provisions of this act in any other manner
15. The Holder shall submit monthly returns contemplated in Section 28 (2) of the MPRDA no later than the 15th of every month, and maintain all such books, plans and records in regard to mining of the mining area as may be required by the act
16. The holder shall, at the end of each year, following commencement of this mining right, inform the Regional Manager in writing of any new developments and of the future mining activities planned in connection with the exploitation/mining of the minerals in the mining area
17. Provisions relating to Section 2(d) and Section 2(f) of the MPRDA, relating to the Broad Based Socio Economic Empowerment Charter differs in each mining right
18. The mining right does not exempt the holder from complying with the MHSA or any act in South Africa
19. The holder shall, annually, no later than three months before financial year end, submit a detailed implementation plan to give effect to Regulation 46(e)(i), (ii) and (iii) in line with the Social and Labour Plan
20. The holder shall, annually, no later than three months after finalization of its audited annual report, submit a detailed report on the implementation of the previous year’s SLP
SLP COMPLIANCE REQUIREMENTS
1.A new Social and Labour Plan is to be submitted and reviewed every 5 years
2.Social and Labour Plan implementation plans must be submitted annually
3.A Social and Labour Plan report is to be submitted annually
ENVIRONMENTAL MANAGEMENT COMPLIANCE REQUIREMENTS
1.A performance assessment relating to the EMP is to be conducted biannually
2.A performance assessment relating to the Water Use License is to be conducted annually
3.A performance assessment relating to the Atmospheric Emission License is to be conducted annually

R&R - 112

ADDITIONAL INFORMATION
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
Risk Factors Summary
There are six categories of risks which could have a material effect on Sibanye-Stillwater. The following is an outline of the key risks within these categories:
Risks related to environmental, social and corporate governance (ESG)
•Mining is inherently hazardous and the related events that cause disruptions to Sibanye-Stillwater’s mining operations could result in increased production costs, financial and regulatory liabilities and reputational damage
•Sibanye-Stillwater’s operations are subject to extensive environmental, health and safety regulations, which could impose additional costs and compliance requirements, and Sibanye-Stillwater has faced, and may face further, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws
•The failure of a tailings storage facility could negatively impact Sibanye-Stillwater’s business, reputation, operating results and financial condition
•Social unrest, including the risk of service delivery protests, sickness or natural or man-made disasters at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations may disrupt its business or may lead to greater social or regulatory impositions on Sibanye-Stillwater
•The failure of Sibanye-Stillwater’s information, communication or technology systems, or the failure to protect personal data, could significantly impact Sibanye-Stillwater’s operations and business
•The physical impacts of climate change may adversely affect Sibanye-Stillwater’s mining operations, workforce, and supply chain, and impose significant costs and burdens
Legal, regulatory and compliance risks
•Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute
•Title to Sibanye-Stillwater’s properties may be subject to challenge
•If Sibanye-Stillwater loses senior or regional management or is unable to hire and/or retain sufficient technically skilled employees or sufficient HDSA representation in management positions in South Africa, Sibanye-Stillwater’s business may be materially adversely affected
•Sibanye-Stillwater is subject to risks associated with litigation and regulatory proceedings
Risks Related to Production Delivery from Operations
•Energy shortages, load curtailment (including the risk of a total blackout) and usage constraints may force Sibanye-Stillwater to reduce or halt operations
•Economic, political or social factors affecting the regions where Sibanye-Stillwater operates may have a material adverse effect on Sibanye-Stillwater’s operations and profits
•Sibanye-Stillwater may experience unforeseen difficulties, delays or costs in implementing its business strategy and operational plan
•Due to the mature infrastructure at Sibanye-Stillwater’s mining operations, unplanned breakdowns, statutory mandated modifications and stoppages may result in production delays, increased costs and industrial accidents
•Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity
•Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Sibanye-Stillwater’s operations and profit
Risks Related to Earnings Delivery
•Changes in the market price for gold, PGMs, nickel and lithium which in the past have fluctuated widely, affect the profitability of Sibanye-Stillwater’s major capital projects, mining and refining operations and the cash flows generated by those operations
•Because gold and PGMs are generally sold in US Dollars, while the majority of Sibanye-Stillwater’s gold production and a substantial amount of Sibanye-Stillwater’s PGM production costs are denominated in Rand, Sibanye-Stillwater’s operating results and financial condition will be materially affected if there is a material change in the value of the Rand
•Sibanye-Stillwater has had, and may in the future have, a large amount of indebtedness
Risks related to realisation of value from strategic acquisitions and business ventures
•Sibanye-Stillwater’s growth strategy, including the pursuit of value accretive acquisitions and joint ventures, may not deliver anticipated outcomes
•Acquisitions, business combinations, development projects and joint ventures, including the Sibanye-Stillwater’s battery metals projects, may expose Sibanye-Stillwater to new or increased regulatory oversight or requirements, including in geographies in which it is unfamiliar
•To the extent that Sibanye-Stillwater seeks to further expand its existing mining operations, it may experience problems associated with mineral exploration or development of mining projects

Risks related to Sibanye-Stillwater's shares and ADSs
•Sibanye-Stillwater’s non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand
•Sibanye-Stillwater may not pay dividends or make similar payments to its shareholders in the future due to various factors and any dividend payments made may be subject to withholding tax
Risks related to ESG
Mining is inherently hazardous and the related events that cause disruptions to Sibanye-Stillwater’s mining operations could result in increased production costs, financial and regulatory liabilities and reputational damage
Mining by its nature involves significant risks and hazards, including environmental hazards, as well as industrial and mining accidents. These include, for example, seismic events, heat, unusual or unexpected rock formations affecting ore or rock characteristics, ground or slope failures, rock bursts, sink holes, fires, falls of ground and blockages, flooding, discharges of gasses and toxic substances, contamination of water, air or soil resources, radioactivity and other accidents or conditions resulting from mining activities including, among other things, shaft accidents, unplanned detonation of explosives, blasting and the transport, loading, storage and handling of hazardous and other materials.
Sibanye-Stillwater has experienced and continues to remain at risk of experiencing such events, which have and may continue to result in work stoppages, the precautionary suspension of operations and loss of life. Sibanye-Stillwater is more susceptible than other mining operations, particularly at its South African operations, to certain of these risks due to mining at depth. In 2022, Sibanye-Stillwater recorded several safety incidents, including five fatalities at its South African operations, following which certain of its operations were temporarily suspended. Any future such incidents could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Seismic activity is of particular concern in the underground mining environment, particularly in South Africa, as a consequence of the extent and depth of mining. Seismic events have previously caused death and injury to employees and contractors and can result in safety-related stoppages one of which occurred at Sibanye-Stillwater’s Kloof operations in 2021. Seismic activity has also caused a loss of mining equipment, damage to and destruction of mineral properties and production facilities, monetary losses, environmental damage and potential legal liabilities. Reduced output is planned at the Siphumelele shaft at Marikana due to increased levels of seismicity experienced in 2022.
Mining activity may also result in heat-related incidents, which has and could continue to lead to employee injuries or fatalities, the suspension of operations and mine closures. For example, in 2021, three employees died following prolonged heat exposure at the Kloof operations.
Furthermore, there are risks that relevant regulators, such as the Department of Mineral Resources and Energy (DMRE) in South Africa and the Mine Safety and Health Administration (MSHA) or the US Occupational Safety and Health Administration (OSHA) in the United States, may impose fines and work stoppages (known as section 54 stoppages in South Africa (Section 54) and “k-orders” in the United States). This could reduce or halt production, increase production costs and result in financial and regulatory liability for Sibanye-Stillwater, which could have a material adverse effect on its business, operating results and financial condition. For example, Sibanye-Stillwater operated at reduced capacity under a k-order following a fatal incident in June 2021. See also —Sibanye-Stillwater’s operations are subject to extensive environmental, health and safety regulations, which could impose additional costs and compliance requirements, and Sibanye-Stillwater has faced, and may face further, claims and liability for breaches, or alleged breaches, of such regulations and other applicable laws.
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
The principal legislative frameworks that govern such matters includes the National Environmental Management Act, 1998 (Act No. 107 of 1998) (NEMA), the National Water Act, 1998 (Act No. 36 of 1998) (NWA), the NEMA Amendment Act, the National Environmental Management: Air Quality Act, 2004 (Act No. 39 of 2004) (Air Quality Act), the National Environmental Management: Waste Act, 2008 (Act No. 59 of 2008) (Waste Act), the National Heritage Resources Act (Act No. 25 of 1999) (National Heritage Resources Act), the National Environmental Management: Biodiversity Act (Act No. 10 of 2004) (the Biodiversity Act) and the National Nuclear Regulator Act (Act No 47 of 1999) (NNR Act), amongst others, in South Africa, as well as the Clean Air Act (Clean Air Act), the Federal Water Pollution Control Act (Clean Water Act), the Resource Conservation and Recovery Act (RCRA), the Emergency Planning and Community Right-to-Know Act (EPCRA), the Endangered Species Act (Endangered Species Act), the National Environmental Policy Act (NEPA), the Comprehensive Environmental Response, Metals Mines Reclamation Act, the Compensation and Liability Act (CERCLA) and analogous state laws in the United States as well as numerous permit stipulations across all of the jurisdictions where Sibanye-Stillwater operates, including Finland, France and Australia. Sibanye-Stillwater may also be subject to new ESG-related rules, regulations and disclosure frameworks, such as the proposed Corporate Sustainability Due Diligence Directive (CSDDD) in the EU and the SEC’s proposed climate change disclosure rules, which may require Sibanye-Stillwater to expend significant time and resources in order to comply. In addition to laws and regulatory requirements, Sibanye-Stillwater is party to environmental and social collaborations with local communities and interest groups, such as the Good Neighbor Agreement (GNA) in the United States, which legally binds Sibanye-Stillwater and holds it to higher standards than regulations require. For further details, see Environmental and Regulatory Matters.

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
The environmental and health and safety laws and regulations applicable to Sibanye-Stillwater impose significant compliance costs and may open Sibanye-Stillwater to enforcement actions and potential litigation.
Compliance costs
Sibanye-Stillwater has incurred and may in the future incur significant costs to comply with environmental, health and safety requirements imposed under existing or new legislation, regulations or permit requirements, or to comply with changes in existing laws and regulations or the manner in which they are applied. For example, under a number of aforementioned existing or upcoming legislative frameworks, Sibanye-Stillwater may be required to take specific anti-pollution measures, remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators, or wastes disposed of by Sibanye-Stillwater’s operations in compliance with laws in effect in the past that have been subsequently amended), to clean up contaminated property (including contaminated soil and groundwater) or to perform remedial operations to prevent future contamination.
Existing South African legislation requires Sibanye-Stillwater to fund its closure liabilities and obligations, environmental rehabilitation and remediation costs, which may be significant. Under the NEMA (as amended by the NEMA Amendment Act), there is a risk that Sibanye-Stillwater may be unable to fully extinguish its environmental liability in respect of its mining operations if the regulator is unwilling to issue closure authorisations. This would result in Sibanye-Stillwater incurring additional costs relating to prolonged care and maintenance and other related costs. Further, under current proposals in South Africa, Sibanye-Stillwater would be required to set aside financial provisions, by September 2023, for annual environmental rehabilitation and remediation costs, decommissioning and closure activities and latent or residual environmental impacts (including the pumping and treatment of polluted or extraneous water), which mining companies have not fully quantified or provided for in the past. The draft regulations also require annual rehabilitation to be funded through an operational budget, which could lead to double provisioning (where funds have already been set aside in a rehabilitation trust fund for annual rehabilitation). Generally, these proposals are strongly opposed by the mining industry, and there has been industry-wide concern about their ambiguity and implementation. In the United States, Sibanye-Stillwater is required to post and maintain surety bonds for its reclamation obligations, which are substantial. As at 31 December 2022, Sibanye-Stillwater had US$92 million (R1.6 billion) of outstanding environmental surety bonds in the United States. Such reclamation obligations generally increase over time as costs rise and the physical extent of mining operations expands. Failure to secure and maintain adequate surety coverage could result in the operating permits of such mines being revoked and mining operations terminated.
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
Stringent enforcement of relatively new environmental legislation is on the rise in South Africa. Regulators, such as the DMRE in South Africa, can and do issue, in the ordinary course of operations, instructions, such as Section 54 work stoppages, after routine visits or following safety incidents or accidents to partially or completely halt operations at affected mines until corrective measures are agreed and implemented. In 2022, Sibanye-Stillwater’s South African gold operations experienced 25 Section 54 work stoppages (2021: 37; 2020: 43) and 77 Section 54 work stoppages at the South African PGM operations (2021: 42; 2020: 29). In the United States, underground mines, including the Stillwater and East Boulder Operations, are continuously inspected by the MSHA, which can lead to notices of violation. Any of Sibanye-Stillwater’s US mines could be subject to a temporary or extended shut down because of a violation alleged by the MSHA, known as “k-orders”. In 2022, the US PGM operations had two “k-orders” issued (2021: 1, 2020: nil). The first k-order, issued in 2022 at East Boulder (in effect from 20 September 2022 to 15 November 2022), was due to a reporting of elevated nitrous oxide exposures. The second k-order, issued at Stillwater (in effect from 21 December 2022 to 12 January 2023), followed a fall of ground incident.
In addition, there can be no assurance that unions will not take industrial action in response to such accidents, which could lead to losses in Sibanye-Stillwater’s production. Any additional stoppages in production as a result of regulatory enforcement or union actions may negatively affect Sibanye-Stillwater’s reputation with regulators and stakeholders.
Sibanye-Stillwater’s mining operations in the United States are located adjacent to the Absaroka-Beartooth Wilderness Area and are situated approximately 30 miles from the northern boundary of Yellowstone National Park. While Sibanye-Stillwater works closely and cooperatively with local environmental organisations, the Montana Department of Environmental Quality and the United States Forest Services, there can be no assurance that future political or regulatory actions will not further restrict or seek to terminate Sibanye-Stillwater’s operations in this sensitive area.

Litigation
Sibanye-Stillwater has been, and may in the future also be, subject to litigation and other costs as well as actions by authorities relating to environmental, climate change, health and safety matters, including mine closures, the suspension of operations, legal representation during accident inquiries and prosecution for mining accidents as well as significant penalties and fines for non-compliance. South African legislation grants legal standing to a wide range of interest groups to institute legal proceedings to enforce their environmental rights, which are enforceable against private entities. In the future, Sibanye-Stillwater may also be subject to litigation in South Africa brought by members of the community affected by environmental-related impacts, as well as non-governmental organisations (NGOs) and public bodies. In this regard, recent case law in South Africa has provided a precedent for private prosecution by environmental NGOs for environmental infringements and non-compliance with key environmental legislation. South African legislation also provides for potential director, shareholder and lender liability for environmental damage in certain circumstances. Further, contravention of environmental and health and safety laws and regulations may also constitute a criminal offence and result in a fine or imprisonment, or both in addition to administrative penalties.
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
In 2019, Sibanye-Stillwater entered into a R1.4 billion guarantee facility with Nedbank Limited in relation to its obligations under a R5 billion settlement agreement between several South African mining companies, including Sibanye-Stillwater (collectively, the Gold Working Group), to compensate all eligible workers (or their surviving relatives) who worked at the Gold Working Group companies’ mines from 12 March 1965 to the effective date of the Settlement Agreement that suffered from silicosis (the Settlement Agreement). The payment of compensation for the claims may have an adverse financial impact on Sibanye-Stillwater. For further information, see—Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements— Note 31: Occupational healthcare obligation.
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
The failure of a tailings storage facility could negatively impact Sibanye-Stillwater’s business, reputation, operating results and financial condition
Mining companies face inherent risks in their operation of tailings storage facilities. Tailings storage facilities are engineered structures built for the containment of the uneconomical milled ore residue and water, known as tailings. The use of tailings storage facilities exposes Sibanye-Stillwater to certain risks, including the failure of a tailings dam due to events such as high rainfall, snow melt, overtopping, piping, mud slides or seepage failures. The potential occurrence of a tailings storage failure at one of Sibanye-Stillwater’s facilities could lead to the loss of human life and/or extensive property and environmental damage.
Sibanye-Stillwater maintains measures to manage its dams’ safety, including compliance with the International Council on Mining and Metals’ Global Industry Standard on Tailings Management (GISTM), Sibanye-Stillwater’s Code of Practice, and undertakes routine reviews by independent consulting companies. Although Sibanye-Stillwater has a tailings storage facility management system, the effectiveness of its designs, construction quality or regular monitoring cannot be guaranteed throughout its operations and it cannot be guaranteed that these measures will prevent the failure of one or more of its tailings storage facilities or that such potential failure will be detected in advance. Sibanye-Stillwater may also be required to undertake remedial work to reinforce its dams if a vulnerability is discovered, which may require it to reduce or suspend operations while remediation takes place. For example, in 2021, Sibanye-Stillwater temporarily suspended the processing operations at the Beatrix tailing storage facility to complete rehabilitation work.
In addition, although Sibanye-Stillwater generally requires its partners to maintain such systems, it cannot guarantee that its partners maintain similar safety precautions or monitoring systems on their tailings storage facilities. There is no assurance that any safety measures implemented will prevent the failure of any tailings storage facility.
The failure of a tailings storage facility will lead to multiple legal proceedings and investigations, which could include securities class actions, criminal proceedings and public civil actions (against Sibanye-Stillwater or individuals) for significant amounts of damages. Furthermore, the elimination of the “conventional” practice of storing wet tailings (e.g. by alternatively filtering, “dry” stacking and compacting the tailings) could require the research and development of new technologies, which could lead to additional large expenditures. Following the 2015 and 2019 tailings storage facility failures in Brazil and in Canada in 2014 (neither of which were associated with Sibanye-Stillwater) and other tailing storage facility failures, additional environmental and health and safety laws and regulations are being considered globally, including in jurisdictions where Sibanye-Stillwater operates, which may ban the storage of wet tailings completely. In addition, changes in laws and regulations may impose more stringent conditions in connection with the construction of tailings storage facilities, particularly with respect to upstream tailings storage facilities which could also be made illegal, the licensing process of projects and operations and increased criminal and civil liability for companies, officers and contractors. For example, in 2020, the International Council on Mining and Metals (ICMM), the United Nations Environment Programme (UNEP) and the Principles for Responsible Investment (PRI) established an international tailings standard, the GISTM. ICMM members, including Sibanye-Stillwater, have committed to conform with the GISTM by August 2023 for all facilities with “extreme” or “very high” potential consequences and to conform by August 2025 for all of their facilities. Sibanye-Stillwater may incur significant costs to comply with such standards or may be unable to comply by committed timeframes.

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
Sibanye-Stillwater’s operations are subject to water use and waste regulations, which could impose significant costs and burden
Sibanye-Stillwater’s operations are subject to regulatory controls on their usage and disposal of water and waste. Under South African and US law, mining operations are subject to water use licences and/or authorisations that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. All of Sibanye-Stillwater’s operations hold the required water-related permits, although at certain operations in South Africa (Driefontein, Beatrix, Burnstone, Kloof, Rand Uranium, Ezulwini and Kwezi), the water use licences are currently subject to review and amendment by the Department of Water and Sanitation (DWS) for final issuance.
Sibanye-Stillwater expects to incur significant expenditure to achieve and maintain compliance with the licence requirements at each of its operations. Any failure on Sibanye-Stillwater’s part to achieve or maintain compliance with the requirements of these licences could result in Sibanye-Stillwater being subject to remedial actions, substantial claims, penalties, fees and expenses, significant delays in operations, criminal proceedings or the revocation of the relevant water use licence, which could curtail or halt production at the affected operation. Any of the above, and any significant constraints to availability of water, particularly at Sibanye-Stillwater's SA PGM operations, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Sibanye-Stillwater has identified a risk of potential long-term acid mine drainage (AMD) issues which are currently being experienced by peer mining groups. AMD relates to the acidification and contamination of naturally occurring water resources by pyrite-bearing ore contained in underground mines and in rock dumps, tailings dams and pits on the surface. Should Sibanye-Stillwater’s current preventative and active AMD and water management measures be unsuccessful, the Group may fail to comply with its water use licence requirements and expose Sibanye-Stillwater to liabilities and unforeseen costs associated with the pumping and treatment of polluted or extraneous water whether during operation or in the post-closure context.
Social unrest, including the risk of service delivery protests, sickness or natural or man-made disasters at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations may disrupt its business or may lead to greater social or regulatory impositions on Sibanye-Stillwater
There are a number of informal settlements located in the vicinity of some of Sibanye-Stillwater’s South African-based operations. These settlements are populated by mining company employees (including Sibanye-Stillwater employees), the families of mining company employees and others. As at 31 December 2022, approximately 58% (2021: 57%; 2020: 50%) of Sibanye-Stillwater’s South African-based workforce opted to receive a “living out allowance” and management expects that a number of these individuals reside in informal settlements. In recent years, the size of these settlements has grown substantially. Poor living conditions in these settlements may lead to the spread of disease or other health hazards, which may increase absences or affect the productivity of employees. The population of such settlements or the surrounding communities may also demand jobs, improved delivery of social services or infrastructure from the local mining operations, including Sibanye-Stillwater. Any such demands or other demands from these communities may lead to increased costs or regulatory burdens on Sibanye-Stillwater. Such demands may also lead to protests, including service delivery protests related to poor service delivery in such communities, or other actions that may hinder Sibanye-Stillwater’s ability to operate, including incurring expenses to defend its rights through initiating or defending against litigation proceedings.
In addition, in December 2020, the Minister of the DMRE (DMRE Minister) published the Housing and Living Conditions Standard, requiring Sibanye-Stillwater to revise its current housing and living condition plans under the Group’s social and labour plans (SLPs). The Housing and Living Conditions Standards were submitted to the DMRE and are being implemented, including applications by Sibanye-Stillwater for the eviction of illegally occupied houses earmarked for employee ownership. Sibanye-Stillwater estimates spend on its Housing and Living Conditions Plans for the SA PGM and SA gold segment to amount to R5.4 billion (US$315 million) and R1.5 billion (US$88 million), respectively, over the next five years.
Any of the above factors could have a material adverse effect on Sibanye-Stillwater’s business, reputation, operating results and financial condition.
The failure of Sibanye-Stillwater’s information, communication or technology systems, or the failure to protect personal data, could significantly impact Sibanye-Stillwater’s operations and business
Sibanye-Stillwater utilises and is reliant on various internal and external information, communication and technology system applications, such as SAP, Microsoft, mine technical and other applications, to support its business activities. Damage or interruption of Sibanye-Stillwater’s information, communication or technology systems (including systems of third party vendors that it relies on), whether due to accidents, old or obsolete information technology systems and equipment, human error, natural events or malicious acts, may lead to important data, including commercially sensitive information, being irretrievably lost, exposed or damaged, thereby adversely affecting Sibanye-Stillwater’s business, operating results and financial condition.
Information technology systems that Sibanye-Stillwater utilises (including systems operated by third party vendors) store voluminous personal information related to employees, as well as sensitive information relating to suppliers and customers. The information security management system protecting Sibanye-Stillwater’s information, communication and technology infrastructure and network may be subject to security breaches (e.g. cyber-crime or activists) or other incidents that can result in misappropriation of funds, increased health and safety risks to people, disruption to its operations, environmental damage, loss of intellectual property, disclosure of commercially or personally sensitive information, legal or regulatory breaches and liability, other costs and reputational damage. While no material losses related to cyber-security breaches have been discovered, given the increasing sophistication and evolving nature of this threat, the possibility of them occurring in the future cannot be ruled out. Sibanye-Stillwater performs periodic safety testing and annual disaster recovery testing which includes reviews of recovery procedures and security controls, and there are currently plans to replicate applications with critical and high availability requirements at alternative data centres throughout Sibanye-Stillwater’s operations. Even with this testing, there is still a risk of inadequate or failed disaster recovery. An extended failure of critical system components, caused by accidental actions, such as failed hardware or failed network infrastructure, or malicious actions, including those resulting from a cyber-security attack, could result in a significant environmental incident, commercial loss or interruption to operations. Sibanye-Stillwater may also incur significant costs to protect against or repair damage caused by disruptions or security breaches in the future, such as rebuilding internal systems, implementing additional threat protection measures, defending against litigation, responding to regulatory inquiries or taking remedial steps with respect to third parties, among others. In addition, Sibanye-Stillwater will need to comply with legislation relating to cyber-security breaches, such as the South African Cybercrimes Act which came into force in 2021, as well as the SEC’s final rules on cybersecurity risk management, strategy, governance, and incident disclosure.
In addition, the interpretation and application of consumer, privacy and data protection laws in South Africa, the United States, the EU, Australia and elsewhere are uncertain and evolving. It is possible that regulators may interpret and apply these laws in a manner that is inconsistent with Sibanye-Stillwater’s data processes and practices. Complying with these various laws is difficult and could cause Sibanye-Stillwater to incur significant costs or require it to change its business practices . This includes, among other things, compliance with South Africa’s data privacy legislation, the Protection of Personal Information Act, 2013 (POPIA) and the EU’s General Data Protection Regulation (GDPR). Confidentiality breaches have historically been a significant risk for the mining sector, and failure to comply with such applicable legislation may also lead to reputational damage, substantial penalties, fines and/or imprisonment, depending on the severity of the infraction. Sibanye-Stillwater may also have insufficient insurance coverage for any data protection breaches. See —Sibanye-Stillwater’s insurance coverage may not adequately satisfy all potential claims and exposures.
Sibanye-Stillwater's business may be harmed if it fails to adapt to technological advances in a timely and cost-effective manner
The industry in which Sibanye-Stillwater operates is characterised by rapid technological advancements, including industry-wide digitalisation, robotic process automation (RPA), machine-learning and advances in artificial intelligence. Sibanye-Stillwater’s ability to compete effectively and in a cost-effective manner depends, in part, on its ability to adapt to, and adequately invest in, new technology and related personnel. Insufficient or untimely investment in new technology or personnel may require prolonged use of labour-intensive modes of work or require it to retain legacy infrastructure that cannot be easily or cost-effectively serviced or upgraded. In addition, the Group may be required to undertake certain technological upgrades in response to heightened safety, environmental or security requirements and failure to pre-empt such requirements may delay or increase the cost of compliance. For example, Sibanye-Stillwater determined to modify its standard operating procedures (SOP) at its Stillwater operations in 2021 until it could complete the introduction of proximity detection safety technology. Sibanye-Stillwater anticipates that this process will be completed by 31 December 2023, during which time it will operate under a constrained SOP.
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
In order to maintain its social licence to operate, Sibanye-Stillwater may need to design or redesign parts of its mining operations to minimise their impact on such communities and the environment, either by changing mining plans to avoid such impact, by modifying operations, by changing planned capital expenditures or by relocating the affected people to an agreed location. Anti-mining sentiments in some of the communities in which Sibanye-Stillwater operates have been exacerbated by high unemployment and violent crime rates, forced resettlement of residents, environmental incidents and blasting. For example, unemployment rates in South Africa reached a high of 34.5% in the first quarter of fiscal 2022 due to supply chain constraints and power outages. There is no assurance that a prolonged economic downturn will not result in an extended period of high unemployment, further exacerbating anti-mining sentiments in South Africa. Furthermore, the rise of ESG factors in investment decisions may result in divestments of certain parts of the mining sector.
Responsive measures may require Sibanye-Stillwater to take costly and time-consuming remedial measures, including the full restoration of livelihoods of those impacted, and remediation of the environment. In addition, Sibanye-Stillwater is obliged to comply with the terms and conditions of all the mining rights it holds in South Africa. In this regard, the SLP provisions of Sibanye-

Stillwater's mining rights must make provision for local economic development, among other obligations. See  —Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute. In addition, Sibanye-Stillwater has several joint venture arrangements and associated investments, and the companies which Sibanye-Stillwater partners with may apply different corporate governance standards and responsible citizen procedures. As Sibanye-Stillwater has a long history of mining operations in certain regions or has purchased operations that have a long history, issues may arise regarding historical as well as potential future environmental or health impacts in those areas.
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
An actual or alleged breach or breaches in governance processes, or fraud, bribery and corruption may lead to public and private censure, regulatory penalties and loss of licences or permits and may impact negatively upon Sibanye-Stillwater's empowerment status and may damage Sibanye-Stillwater’s reputation
The legal and regulatory framework in which Sibanye-Stillwater operates is complex, and its governance and compliance policies and processes may not prevent potential breaches of law or accounting or other governance practices. Sibanye-Stillwater’s code of ethics, compliance policies and operating codes, and other applicable standards and guidance, may not prevent instances of fraudulent behaviour and dishonesty, nor guarantee compliance with legal and regulatory requirements.
To the extent that Sibanye-Stillwater suffers from any actual or alleged breach or breaches of relevant anti-money laundering, anti-bribery or counter-terrorism laws (including legislation in South Africa, the United States, such as the US Foreign Corrupt Practices Act of 1977, the EU and elsewhere) under any circumstances, they may lead to regulatory, civil or criminal fines, litigation, public and private censure and loss of operating licences or permits and may impact negatively upon Sibanye-Stillwater’s empowerment status and may damage its reputation. The occurrence of any of these events could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
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
In South Africa, decarbonisation efforts are ongoing, and in 2021, the UK, US and EU pledged approximately US$8.5 billion over a five year period to support South Africa’s decarbonization . The South African government introduced a carbon tax under the Carbon Tax Act with effect from 1 June 2019. The carbon tax commenced with a three year fixed price period. The fixed price started at the statutory rate of R120 per tonne of net CO2e emissions. The net CO2e emissions are those emissions which exceed the applicable tax-free allowances. The fixed price rose at a rate equal to the change in the consumer price index plus two percentage points to R144 per tonne of net CO2e emissions in 2022. For the period 2019 to 2022, the tax-free allowances meant that Sibanye-Stillwater’s gross CO2e emissions were reduced by between 60% and 95%. The resultant net emissions were then taxed at the statutory carbon tax rate. This meant that Sibanye Stillwater’s effective carbon tax rates were much lower than the statutory carbon tax rates: 2022 (statutory rate: R144 per tonne, effective rate: R7 to R58 per tonne); 2021 (statutory rate: R134 per tonne, effective rate: R7 to R54 per tonne) and 2020 (statutory rate: R127, effective rate: R6 to R51). The gradual phasing out of the tax-free allowances will result in higher effective carbon tax rates over time. The majority of carbon tax costs are expected to be passed on. Sibanye-Stillwater purchases electricity from South Africa’s largest electricity generator, Eskom Holdings SOC Limited (Eskom). Eskom is expected to be in a carbon tax paying position for the duration of Phase 1 of the Carbon Tax, which has been extended to 31 December 2025. Thereafter, as Eskom pays carbon tax, it is anticipated that it will pass on its carbon tax costs in the form of higher electricity tariffs.
To prepare South Africa for the structural transition to a climate‐resilient economy, in 2022, the South African government announced a proposal to progressively increase the carbon price every year by at least US$1 to reach US$20 per tonne of carbon dioxide equivalent by 2026. For the second phase, government intends to increase the carbon price more rapidly every year, to at least US$30 by 2030, accelerating to higher levels by 2035, 2040 and up to US$120 beyond 2050.
A carbon fuel levy was also introduced under the Customs and Excise Act, as part of the current South African fuel levy regime. The carbon fuel levy now includes a carbon levy, which applies to stationary and non-stationary mobile emissions resulting from the use of liquid fuels, primarily petrol and diesel. The 9c/litre carbon fuel levy on diesel, which came into effect on 5 June 2019, was increased to 10c/litre on 6 April 2022 as a result of the increase in the carbon tax rate.

In addition, the South African Department of Forestry, Fisheries and the Environment (DFFE) has published the Climate Change Bill, 2021 (Climate Change Bill) which imposes “carbon budgets” on entities in certain high-emitting industries, such as mining. The Air Quality Act also requires companies, including Sibanye-Stillwater to submit pollution prevention plans covering the period from 1 January 2021 to 31 December 2025. The carbon budgets are intended to operate as statutory limits for CO2e emissions, which in the case of exceedances may lead to a fine, or other punitive measures. It is expected that the Carbon Tax Act will be aligned with the Climate Change Bill, such that companies will be required to pay R640 per tonne of gross CO2e emissions exceeding the applicable carbon budget. Further, if the Climate Change Bill is enacted, it is expected that the South African government will phase out the current carbon budget allowance of 5% provided for under the Carbon Tax Act.
Sibanye-Stillwater’s costs under the existing and proposed legislation will be impacted by the finalisation of the GHG reporting regulations and the extent to which it is able to make use of the allowances that are built into the carbon tax design. Sibanye-Stillwater had a net carbon tax credit for the year ended 31 December 2022 of R10 million, this was due to a credit from the prior year of R13 million, partially offset by the carbon tax expense for 2022 of R3 million and in 2021 the carbon tax expense was R4 million (2020: R5 million).
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
Sibanye-Stillwater’s reliance on fossil fuel-based electricity from Eskom may give rise to additional costs in the future should any of the countries into which it exports its products introduce carbon border adjustment mechanisms. For example, South African carbon taxpayers who reduce the South African carbon tax liabilities through permissible allowances and deductions may then pay a higher import carbon tax when their goods are imported into other countries with carbon border adjustment mechanisms (subject to the specific terms of those mechanisms).
In the United States, Sibanye-Stillwater is also subject to legislative and regulatory initiatives that are underway to limit GHG emissions. The US Congress has considered legislation that would control GHG emissions through a “cap and trade” programme and several US states have already implemented programmes to reduce GHG emissions. The US Environmental Protection Agency’s (the EPA) “Tailoring Rule” makes certain large stationary sources and modification projects subject to permitting requirements for GHG emissions under the Clean Air Act. In 2014, the US Supreme Court invalidated portions of the federal Tailoring Rule, but the ruling upheld the EPA’s authority to require new or modified facilities that are already subject to permitting requirements for conventional pollutants to comply with Best Available Control Technologies (BACT) for GHGs, as well. New or modified sources subject to permitting for conventional pollutants will be required to access BACT for GHG if the new source or the modification will result in an annual increase of 75,000 tons per year of CO2e. In 2022, the US Supreme Court limited the EPA’s authority under provisions of the Clean Air Act to regulate greenhouse gas emissions without clear authorisation from the US Congress. It is unclear the full extent to which this may impact the EPA’s ability to impose additional regulations.
Sibanye-Stillwater is also subject to GHG reporting requirements for specified large GHG emission sources in the United States. Sibanye-Stillwater’s US PGM operations hold a Title V Major Air Quality Permit, which requires Sibanye-Stillwater to annually calculate the GHG emissions from its US PGM operations and compare these amounts against reporting thresholds. Because current levels are below reporting thresholds, the US PGM operations are not currently required to report GHG emissions. Additionally, the assessment of GHG emissions is becoming an increasingly important part of NEPA assessments, particularly with the restoration of previously modified NEPA regulations in April 2022, and as a result, Sibanye-Stillwater may be required to mitigate its GHG emissions in connection with any future NEPA review.
In 2021, the Biden administration issued an executive order directing all federal agencies to review and take action to address any federal regulations, orders, guidance documents, policies and any similar agency actions promulgated during the prior administration that may be inconsistent with the administration’s policies. As a result, it is unclear the extent to which certain recent regulatory developments may be modified or rescinded. The executive order also established the Inter-agency Working Group on the Social Cost of Greenhouse Gases, which is called on to, among other things, develop methodologies for calculating the “social cost of carbon,” “social cost of nitrous oxide” and “social cost of methane”. As the debate surrounding GHG regulation in the United States continues to ensue, further regulatory, legislative and judicial developments are difficult to predict. Due to the uncertainties surrounding the regulation of and other risks associated with GHG emissions, Sibanye-Stillwater cannot predict the financial impact of future US GHG regulations and related developments on its US PGM operations.
Sibanye-Stillwater is also subject to GHG emission regulations in other jurisdictions in which it operates, such as Finland and France, which impose obligations based on those from the UNFCCC and EU regulations, such as the EU’s Emission Trading System Directive (2003/87/EC) and the EU Directive on the Geological Storage of CO2 (2009/31/EC).
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
The physical impacts of climate change may adversely affect Sibanye-Stillwater’s mining operations, workforce and supply chain, and impose significant costs and burdens
Sibanye-Stillwater’s operations, workforce and supply chain may be exposed to climate change, particularly changes in the frequency, intensity and/or duration of intense storms, drought, flooding, wildfire, and other extreme weather events and patterns. For example, in April 2022, nickel sulphide from Sibanye-Stillwater’s Marikana operations that was in a warehouse awaiting shipment was contaminated due to a flooding event. Additionally, flooding in Montana prevented access via public transit routes and led to a suspension of the Group’s US PGM operations for seven weeks in mid-June 2022, which resulted in lower production levels as compared to the previous year. Such potential physical impacts of climate change on Sibanye-Stillwater’s operations are highly uncertain, and would vary by operation based on particular geographic circumstances. As a result, Sibanye-Stillwater may face production interruptions, increased operational costs associated with power and supply chain disruption, project delays and increased production pricing. In addition, the potential for overall decreases in precipitation could affect the availability of water needed for Sibanye-Stillwater’s operations, leading to increased operating costs, or in extreme cases, disruptions to mining operations.

In addition, as part of Sibanye-Stillwater’s commitment to implementing the GISTM, it may be required to undertake additional measures to mitigate the environmental impact at its tailings facilities, including physical impacts arising from climate change. Any such obligations could increase operational expenses or increase required capital investments.

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
Our operations in South Africa are subject to legislation regulating the exploitation of mineral resources through the granting of rights required to prospect and mine for minerals, which includes the Mineral and Petroleum Resources Development Act, 2002 (MPRDA) as well as Broad-Based Black Economic Empowerment, 2003 (B-BBEE) legislation designed to effect the entry and participation of historically disadvantaged South Africans (HDSAs) into the mining industry and increase their participation in the South African economy.
The MPRDA, requires, among other things, that mining companies submit SLPs to the DMRE, which set out their commitments relating to human resource development, labour planning and socio-economic development planning. In addition to significant reputational damage, companies that fail to comply with such commitments may be sanctioned, required to undertake remedial action and ultimately, may have their mining licences revoked.South Africa’s changing black economic empowerment (BEE) policies may adversely affect Sibanye-Stillwater’s mining rights and its ability to conduct operations. Mining rights are linked to compliance with various empowerment obligations, including the B-BBEE Charter for the South African Mining and Minerals Industry, 2018 (2018 Mining Charter) (as read with the Implementation Guidelines for the 2018 Mining Charter (Implementation Guidelines). It is widely considered that the 2018 Mining Charter did not bring about the legal certainty in the South African mining industry that it sought to create. Some of the salient features of the 2018 Mining Charter are
•existing right holders who have achieved a minimum of 26% BEE shareholding shall be recognised as compliant for the duration of the mining right
•existing right holders whose BEE partners exited prior to the commencement of the 2018 Mining Charter shall be recognised as compliant for the duration of the mining right (the once empowered, always empowered principle)
•the once empowered, always empowered principle will not be applicable to the renewal and transfer of a mining right
•a new mining right must have a minimum of 30% BEE shareholding
Accordingly, in 2019, the Minerals Council filed an application in the Gauteng Division High Court of South Africa for the judicial review and setting aside of certain clauses of the 2018 Mining Charter. In 2021, the Gauteng Division High Court of South Africa issued a judgement addressing certain key elements of the Mineral Council’s application. Among other things, the court held that
•the 2018 Mining Charter is a policy document and does not, by itself, bind holders of mining rights and prospecting rights
•the 2018 Mining Charter is only binding on holders of mining rights to the extent that its terms have been lawfully incorporated by the DMRE Minister into such rights
•a renewal of an existing mining right shall not be subject to the Mining Charter requirements applicable at the time that a mining right renewal application is lodged
•continuing consequences shall be recognised in relation to applications for new mining rights, renewals and transfer of mining rights
•the distribution of the minimum 30% BEE shareholding and provisions in respect to the equity equivalent benefit for host communities is no longer prescribed
In addition, the court set aside a number of specific clauses of the 2018 Mining Charter. Following the judgement, the DMRE indicated that it intends to consider steps to achieve the empowerment objectives through amendments to the MPRDA. For further details, see Environmental and Regulatory Matters—South Africa—Mining Rights. It is uncertain how the MPRDA will be applied and interpreted by the DMRE and the courts in the future, and what changes, if any, Sibanye-Stillwater will be required to make in order to comply with this legislation.
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
Title to Sibanye-Stillwater’s properties may be subject to challenge
Certain of Sibanye-Stillwater’s properties may be subject to the rights or the asserted rights of various occupants or claimants to land under restitution and other legislation, which could have an impact on Sibanye-Stillwater’s ability to develop or operate its mining interests. For example, in South Africa, the Extension of Security of Tenure Act (1997), the Restitution of Land Rights Act (1994) and the Prevention of Illegal Eviction from and Unlawful Occupation of Land Act (1998) and the Labour Tenants Act (1996) protect various rights to claim and occupy land. Such legislation is complex and sets out the requirements as to how landowners are to deal with certain rights. There is no assurance that Sibanye-Stillwater will be able to successfully predict when these landowner rights will be challenged, which could therefore negatively affect the business results of new or existing projects. Where consultation with occupants or claimants to land is statutorily or otherwise mandated, relations may not remain amicable and disputes may lead to reduced access to properties or delays in operations. For example, in 2018, Sibanye-Stillwater published a notice of a land claim over part of the Kroondal operations property occupied by certain former contractors of Aquarius Platinum Limited (Aquarius). Sibanye-Stillwater was initially unsuccessful in the Land Claims Court, and the South African Supreme Court of Appeals ruled that termination notices under section 8 of Extension of Security of Tenure Act (ESTA) needed to be served on these occupants. In 2022, Section 8 and Section 9 notices were served, and Sibanye-Stillwater expects to issue a final eviction notice and complete the eviction process. Title to Sibanye-Stillwater’s properties, particularly undeveloped ones, may also be subject to challenge. Title review does not necessarily preclude third parties from contesting ownership.
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
If Sibanye-Stillwater loses senior or regional management or is unable to hire and/or retain sufficient technically skilled employees or sufficient HDSA representation in management positions in South Africa, Sibanye-Stillwater’s business may be materially adversely affected
Sibanye-Stillwater’s ability to operate or expand effectively depends largely on the experience, skills and performance of its senior and regional management teams and technically skilled employees. However, the global mining industry, including Sibanye-Stillwater, continues to experience a shortage of qualified management and technically skilled employees. In particular, Sibanye-Stillwater has experienced significant turnover of experienced mine workers at its US PGM operations.
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
Further, Sibanye will be required to comply with sectoral targets to be set by the Minister of Employment and Labour, in terms of the Employment Equity Amendment Act (EEAA). Failing to do so may result in it being fined and not being issued with a certificate of compliance with the EEAA.
Sibanye-Stillwater is subject to risks associated with litigation and regulatory proceedings
As with most large corporations, Sibanye-Stillwater is, from time to time, involved as a party in litigation, arbitration, regulatory proceedings and other disputes. Litigation, arbitration, regulatory proceedings and other types of disputes involve inherent uncertainties and, as a result, Sibanye-Stillwater faces risks associated with adverse judgments or outcomes in such cases. Even where Sibanye-Stillwater may ultimately prevail on the merits of any such dispute, Sibanye-Stillwater may face significant costs defending its rights, lose certain rights or benefits during the pendency of any such litigation, arbitration, regulatory proceeding or other dispute, or suffer negative publicity or reputational damage as a result of its involvement. Sibanye-Stillwater is currently engaged in a number of legal and regulatory proceedings, including as described in Directors’ report—Litigation, the outcome of which remains uncertain. For example, in May 2022, Appian Capital Advisory (Appian) commenced proceedings in the High Court of England & Wales in relation to Sibanye-Stillwater’s decision to exercise its termination rights in respect of the proposed acquisition of two Brazilian mining assets owned by Appian. The trial has been set for June 2024 and Sibanye-Stillwater will vigorously defend its position. There can be no assurance as to the outcome of any litigation, arbitration, regulatory proceeding or other dispute, and the adverse determination of material litigation could have a materially adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Sibanye-Stillwater’s financial flexibility could be constrained by South African Exchange Control Regulations
South Africa’s Exchange Control Regulations restrict the export of capital from South Africa. Transactions between South African residents (including companies) and non-residents (excluding residents of the Republic of Namibia and the Kingdoms of Lesotho and Eswatini, known collectively as the Common Monetary Area (CMA)) are subject to exchange controls enforced by the South African Reserve Bank (SARB). While South African exchange controls have been relaxed in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the CMA. As a result, Sibanye-Stillwater’s ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder Sibanye-Stillwater’s financial and strategic flexibility, particularly its ability to borrow funds from non-South African sources, including the repayment of such borrowings and, in some cases, its ability to guarantee the obligations of subsidiaries. These restrictions may affect the manner in which Sibanye-Stillwater finances its transactions outside South Africa and the geographic distribution of its debt.
Social, political and economic uncertainty and instability in Zimbabwe and targeted sanctions against certain Zimbabwean entities may affect future foreign investment in the country
One of Sibanye-Stillwater’s joint ventures, Mimosa, is a shallow underground PGM and base metal mining and processing operation located in Zimbabwe. The joint venture is held by Sibanye-Stillwater and Impala Platinum Holding Limited (Implats) on a 50:50 basis. Zimbabwe’s social, political and economic climate is currently highly uncertain, with the economy having been in decline for many years . The country is scheduled to have presidential and general elections in 2023, which may further contribute to the volatility in Zimbabwe and impact the social, political and economic climate.
Zimbabwe is also the subject of targeted sanctions by the United States, EU and the United Kingdom. The sanctions are limited in scope, targeting only designated individuals and entities, including certain members of the government, who are deemed to be undermining democratic institutions and processes in Zimbabwe.
Under the Minerals Marketing Corporation Act, 1983 (MMCZ Act), the Mineral Marketing Corporation of Zimbabwe (MMCZ) is the sole legal exporter of all minerals mined in Zimbabwe and is entitled to a commission in relation to all sales, as an agent to the mining companies, which is stipulated by the MMCZ Act. The MMCZ is an entity specifically sanctioned by the US Office of Foreign Assets Control and listed on its Specially Designated Nationals list. Under the sanctions, MMCZ’s assets are blocked and US persons are prohibited from dealing with the entity. There is no requirement, legal or otherwise, for MMCZ to be involved in Mimosa’s operations or management, and Sibanye-Stillwater has no contractual or other relationship with MMCZ outside of the MMCZ Act requirements. Mimosa has historically paid a commission to MMCZ as required under the MMCZ Act (fiscal 2021: US$5 million paid), but recently Mimosa was provided with an exemption from having to comply with the MMCZ Act from 4 August 2021 until further notice. Although Mimosa has not made any payments to MMCZ since August 2021, there can be no guarantee that the existing exemption will not be revoked and that Mimosa will not be required to make such payments to the MMCZ in the future.
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

Risks Related to Production Delivery from Operations
Energy shortages, load curtailment (including the risk of a total blackout), and usage constraints may force Sibanye-Stillwater to reduce or halt operations
The Russian invasion of Ukraine in 2022 significantly impacted the availability of energy sources globally. As a result of the invasion, embargoes were placed on Russian gas and European countries sought to reduce their reliance on Russian energy supplies. This in turn led to increased global energy costs across oil and gas, increased commodity prices and demand for renewable energy components and, in certain jurisdictions, risk of energy supply constraints. While Sibanye-Stillwater has implemented alternative and emergency power supplies, there is no guarantee they will be sufficient to prevent material production losses in the future.
In South Africa, Sibanye-Stillwater's operations depend on electrical power generated by the South African state utility, Eskom, which generates and supplies the bulk of electricity in the South African market. Electricity supply in South Africa has been constrained over the past decade as a result of various factors, including poor management, adverse weather events, civil unrest, continued poor generation performance and reliability, diesel shortages and the slow connection of new generation capacity. These supply constrains have led to the emergency reduction of national electricity demand through the implementation of load shedding and load curtailment.
Under load curtailment, Sibanye-Stillwater’s South African operations are required to reduce power demand which can result in production losses. In 2022, production from the SA PGM operations was impacted by unprecedented load curtailment imposed by Eskom. Consequently, Sibanye-Stillwater lost 48 kilograms of gold and 23,000 ounces of platinum group metals (PGMs) in 2022, as a result of higher and longer power curtailments imposed by Eskom during the fourth quarter of 2022. As the levels and duration of load curtailments goes up the potential impact on production goes up exponentially and if the load curtailments of the fourth quarter of 2022 are sustained in 2023 then approximately 15% of total production output at Sibanye-Stillwater’s SA operations will be affected. There can be no guarantee that Sibanye-Stillwater will be able to comply with future curtailment requirements without incurring material production losses in the future.
Eskom’s inability to fully meet the country’s demand has led, and may continue to lead, to further load shedding, load curtailment, rolling blackouts and possibly a total blackout due to a collapse of the grid. There is no assurance that Eskom’s efforts to protect the national electricity grid will prevent a partial or complete national blackout, which would have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
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
Eskom may also face regulatory enforcement action that may disrupt its supply of electricity. For example, in 2021, Eskom received unfavourable decisions from the DFFE for multiple power generation facilities in response to its applications for the postponement of air quality Minimum Emission Standards set out in terms of the National Environment Management: Air Quality Act. If implemented, the decisions will result in Eskom having to shut down 16,000MW of installed coal fired capacity. Eskom has appealed against the adverse decision and the issue remains unresolved.
In addition, power fluctuations and/or energy constraints leading to curtailment have occurred and do occur at Sibanye-Stillwater’s operations in Europe, the United States and Zimbabwe, which can cause operational outages, production losses and/or additional production costs.
Any further disruptions or constraints in electricity or other energy supply to Sibanye-Stillwater’s operations could have a material adverse effect on its business, operating results and financial condition.
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
Recent civil unrest, high levels of unemployment, particularly among the youth, and a shortage of critical skills in South Africa, despite increased government expenditure on education and training, remain issues and deterrents to foreign investment. The volatile and uncertain labour environment, which severely impacts on the local economy and investor confidence, has led to downgrades in national credit ratings to non-investment grade, making investment more expensive and difficult to secure. See —Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity and —The continued status of South Africa’s credit rating as non-investment grade, as well as the greylisting of South Africa by the Financial Action Task Force, may have an adverse effect on Sibanye-Stillwater’s ability to secure financing or could result in any such financing being available only at greater cost. This may restrict Sibanye-Stillwater’s future access to international financing and could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
In 2019, the President of South Africa announced that South Africa will proceed with nationalising the SARB, and this position which was reaffirmed by the ANC at its 2022 National Elective Conference. While the SARB’s independence is constitutionally guaranteed, any economic or political instability caused by a nationalisation process, may create complications relating to the movement of funds into or out of South Africa and impact the general business environment in South Africa, including for companies such as

Sibanye-Stillwater. Any such negative impact on the South African economy may adversely affect Sibanye-Stillwater’s business, operating results and financial condition.
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
In addition, changes in presidential or congressional administrations in the United States may result in legislative priority shifts that create significant uncertainty relating to the demand for PGMs, gold and battery metals. For example, in 2021, the Biden administration issued an executive order that commenced the process of re-entering the Paris Agreement. The terms on which the United States may re-enter the Paris Agreement, including its emissions pledges, are uncertain at this time as are the impacts to Sibanye-Stillwater’s business. In addition, through the 2021 Infrastructure Investment and Jobs Act, the United States Congress has currently earmarked more than US$350 billion of funding for states and local governments to promote infrastructure modernisation, including upgrading energy and water infrastructure and investing in the future green economy (such as Electric Vehicle (EV) charging infrastructure), any reversal of such investment may negatively impact demand for the Sibanye-Stillwater’s battery metal portfolio, and as a result, have an adverse effect on its growth strategy.
In addition, economic and political instability in regions outside jurisdictions where Sibanye-Stillwater operates, including in surrounding countries or geopolitical events, such as the Russian invasion of Ukraine, may result in unavoidable uncertainties and events that could negatively affect costs of business or availability of supplies, cause volatility in currency exchange rates, commodity prices, interest rates and worldwide political, regulatory, economic or market conditions and contribute instability in political institutions, regulatory agencies and financial markets any of which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Sibanye-Stillwater may experience unforeseen difficulties, delays or costs in implementing its business strategy and operational plan
The ability to grow the business will depend on the successful implementation of Sibanye-Stillwater’s existing and proposed strategic initiatives and operational plans at its historical operations, recently acquired operations and proposed acquisitions.
The successful implementation of Sibanye-Stillwater’s strategic initiatives and operational plans depends upon many factors, including those outside its control. Sibanye-Stillwater may prove unable to deliver on production targets and other strategic initiatives. Unforeseen difficulties, delays or costs may adversely affect the successful implementation of Sibanye-Stillwater’s business strategy and plans, and such strategy and plans may not result in the anticipated benefits. For example, factors such as volatility in commodity pricing, high fixed costs, safety related issues, organised labour action and technical issues may result in a failure to meet operations targets or strategic goals. See — Mining is inherently hazardous and the related risks of events that cause disruptions to Sibanye-Stillwater’s mining operations could result in increased production costs, financial and regulatory liabilities and reputational damage, —Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity, —Sibanye-Stillwater’s mineral reserves and mineral resources are estimates based on a number of assumptions, which, if changed, may require Sibanye-Stillwater to lower estimated mineral reserves, —Our business is subject to high fixed costs which may impact its profitability, —Energy cost increases may adversely affect Sibanye-Stillwater’s results of operations. Any such difficulties, delays or costs could prevent Sibanye-Stillwater from fully implementing its business strategy, which could have a material adverse effect on its business, operating results and financial condition.
In addition, any existing or future initiatives may not be implemented as planned; turn out to be less effective than anticipated; only become effective later than anticipated; or not be effective at all. Any of the above could have a negative impact on Sibanye-Stillwater’s business, operating results and financial condition.
Due to the mature infrastructure at Sibanye-Stillwater’s mining operations, unplanned breakdowns, statutory mandated modifications and stoppages may result in production delays, increased costs and industrial accidents
Nearly all of Sibanye-Stillwater's operating shafts and processing plants at its gold and PGM operations, as well as the recently acquired Sandouville hydrometallurgical nickel processing facility, are relatively mature. Aging infrastructure and recurring maintenance issues also significantly impact Sibanye-Stillwater’s Sandouville nickel processing facility. Maintaining this infrastructure requires skilled people, capital allocation, management and regular, planned maintenance. Once a shaft or a processing plant has reached the end of its intended lifespan or needs modification to comply with the applicable regulatory standards, more than normal maintenance, care and remediation is required. Regulatory uncertainty with respect to concurrent rehabilitation may inhibit Sibanye-Stillwater from accessing financial provision to undertake remediation activities. Although Sibanye-Stillwater has a comprehensive maintenance strategy in place, incidents resulting in production delays, increased costs or industrial accidents may occur. There is also a risk that delays in procuring critical spares for major repairs may result in disruptions to production. Such incidents may have a material adverse effect on Sibanye-Stillwater's business, operating results and financial condition.
Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity
Sibanye-Stillwater’s workforce is unionised across all its operations, with a total of approximately 87.5% unionised employees (excluding DRDGOLD, Keliber and Sandouville) as of 31 December 2022. Organised labour dynamics in the mining sector, particularly in South Africa, are volatile and uncertain and, as such, they have had, and may in the future have, a material adverse impact on Sibanye-Stillwater's operations, production and financial performance. Union activity and labour unrest in South Africa has resulted in more frequent industrial disputes and extended negotiations that have, along with other factors, negatively affected South Africa’s sovereign debt rating and subsequently the credit ratings of the country’s leading mining companies. Sibanye-Stillwater has in the past, and may in future, experience strikes and work stoppages, including both protected and unprotected industrial action. For example, between 9 March 2022 and 13 June 2022, the Group’s SA gold operations experienced industrial action, with usual production rates being achieved in October 2022. Sibanye-Stillwater has experienced, and continues to experience, incidents of illegal mining, which leads to significant safety risks and loss of profitability. See also —Theft of gold, PGM and production inputs, cable theft, as well as illegal artisanal mining, may occur on some of Sibanye-Stillwater’s properties. These activities are difficult to control, can disrupt Sibanye-Stillwater’s business and can expose Sibanye-Stillwater to liability. These activities are difficult to control and can disrupt Sibanye-Stillwater’s business and expose it to liability.
Following the expiration of 2018 Wage Agreement in 2021, Sibanye-Stillwater commenced contract negotiations at its managed SA gold operations with AMCU, the NUM, Solidarity and UASA. Solidarity and UASA formally accepted Sibanye-Stillwater's proposed wage agreement on 9 March 2022. In March 2022, AMCU and NUM announced a strike action at Sibanye-Stillwater’s gold mines that commenced on 9 March 2022 and concluded on 13 June 2022, which resulted in decreased production levels. Sibanye-Stillwater commenced wage negotiations at its SA PGM operations in July 2022, which subsequently concluded in October 2022 without any strike action. On 28 October 2022, a five-year wage agreement was reached with representative unions at the Marikana and Rustenburg operations. Wage disputes, and any resulting industrial actions, are difficult to control and can lead to significant disruptions at Sibanye-Stillwater’s operations, expose it to liability and materially and adversely affect its business, operating results and financial condition. In addition, rivalries between unions, such as AMCU and the NUM, may also destabilise labour relations in the mining sector. Although such incidents are not related to Sibanye-Stillwater’s normal operations, they may impact its ongoing labour relations at Sibanye-Stillwater and in South Africa, in general.
From time to time, Sibanye-Stillwater undertakes Section 189A of the Labour Relations Act (LRA) processes (Section 189A Processes), which may result in retrenchment of employees and may impact production levels at affected operations. Factors that influence the decision to undertake such Section 189A Processes include, among other things, the cost structure of an operation, commodity prices and currency exchange rates. A low Rand commodity price environment may increase the likelihood that Sibanye-Stillwater will determine that undertaking Section 189A Processes at one or more of its operations is advisable. For example, on 1 November 2022, Sibanye-Stillwater notified organised labour and affected stakeholders that it would be entering into consultation regarding the possible restructuring of its gold operations pursuant to ongoing losses experienced at the Beatrix 4 shaft and the impact of depleting mineral reserves of the Kloof 1 plant. On 9 March 2023, Sibanye-Stillwater announced that 1,136 employees were transferred internally to other operations in the SA region, with 552 employees being granted voluntary separation or early retirement packages. Natural attrition accounted for 103 affected employees and 168 employees will be retrenched. Section 189A processes initiated in connection with Sibanye-Stillwater’s business plan may also coincide with acquisitions or business combinations it pursues. For example, on 16 January 2020, Sibanye-Stillwater announced that it completed its Section 189A Process in relation to Marikana, as a result of which, approximately 1,142 employees were retrenched and the number of contractors was reduced by approximately 1,709. Any future Section 189A Process may lead to labour unrest, reduced production levels and reputational harm to Sibanye-Stillwater, which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition. There is no guarantee that any such Section 189A Process will provide the cost savings or other benefits anticipated by management whether due to labour unrest, reduced production or other factors.
In South Africa, the National Minimum Wage Act requires a national minimum wage applicable to all employees of R23.19 per hour as of 2021. The wages of Sibanye-Stillwater’s unionised South African employees are regulated by the collective agreements described above, which exceed the minimum wages prescribed by the provisions of the National Minimum Wage Act. The Basic Conditions of Employment Amendment Act 7 of 2018 (the Basic Conditions of Employment Amendment Act) provides employees with parental, adoption and commissioning parental leave, which varies between ten days and ten weeks.
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
In France, it is mandatory to hold an annual meeting with employees covering compensation and working hours, through a process called “Négociation Annuelle Obligatoire” (NAO). The NAO ends with either a signed agreement or disagreement. At Sandouville, in 2022, there was no agreement reached as the representative unions refused to sign, and management applied the proposed 2.5% increase (comprising a 1.3% general increase and a 1.2% individual increase). Managers at Sandouville were granted a 3% individual increase. In 2023, an agreement was achieved with the unions under which a 4.5% general salary increase backdated to January 2023 plus a tax free premium of €1,900 per employee was agreed.
In the event that further industrial relations-related interruptions were to occur at any of Sibanye-Stillwater’s operations, other mines’ operations or in other industries that impact its operations, or that increased employment-related costs were to occur due to union or employee activity, such as wage negotiations, these may have a material adverse effect on its business, production levels, production targets, results of operations, financial condition, reputation and future prospects. In addition, lower levels of mining activity can have a longer-term impact on production levels and operating costs, which may affect operating life. Mining conditions can deteriorate during extended periods without production and Sibanye-Stillwater will not recommence mining until health and safety conditions are considered appropriate to do so.
Because Sibanye-Stillwater’s operations are regionally concentrated, disruptions in these regions could have a material adverse impact on the operations
Sibanye-Stillwater’s SA PGM operations (Marikana, Rustenburg, Kroondal and Platinum Mile) are located between the two towns of Rustenburg and Brits and the majority of its gold mining operations are located in the north western and south western margins of the Witwatersrand Basin in South Africa. While Sibanye-Stillwater has recently diversified its operations into a number of new jurisdictions, including Finland, France and Australia and new metals, there is no guarantee that this diversification will reduce its reliance on existing production. As a result, any adverse economic, political or social conditions affecting these regions or surrounding regions, as well as natural disasters or coordinated strikes or other work stoppages, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
HIV/AIDS, TB and other contagious diseases, such as global pandemics, pose risks to Sibanye-Stillwater in terms of lost productivity and increased costs
The prevalence of HIV/AIDS in South Africa poses risks to Sibanye-Stillwater in terms of potentially reduced productivity and increased medical and other costs. Compounding this are the concomitant infections, such as TB, that can accompany HIV illness, particularly during the latter stages, and cause additional healthcare-related costs. Further, certain underlying health conditions including conditions which compromise the immune system, such as HIV/AIDS, have worsened the outcomes among the individuals infected with COVID-19.
Sibanye-Stillwater’s operations have been and may continue to be impacted by the COVID-19 pandemic if infection rates begin to surge again due to the emergence of new variants. A resurgence of COVID-19 could result in serious illness (including incapacity) or death, or quarantine of Sibanye-Stillwater’s employees and contractors. Further, employee or contractor absences due to COVID-19 could lead to labour shortages or instability and disruptions to Sibanye-Stillwater’s production (including potential temporary cessation) and increased operational costs.
Any actions taken by governments or regulators in response to the COVID-19 pandemic, including in response to emerging variants or waning vaccine effectiveness, could have a further material impact, on Sibanye-Stillwater's operations and lead to an increase in its costs. Additionally, the introduction of additional travel-related restrictions, could result in the inability of Sibanye-Stillwater’s suppliers to deliver components or raw materials on a timely basis and may limit or prevent Sibanye-Stillwater’s management and employees and other important third-parties from traveling to, or visiting, Sibanye-Stillwater’s operations.
Additionally, the spread of contagious diseases such as respiratory diseases is exacerbated by communal housing and close quarters. The spread of such diseases could impact employees’ productivity, treatment costs and, therefore, operational costs.
If there is a significant increase in the incidence of HIV/AIDS infection and related diseases, or global pandemics, such as COVID-19, among the workforce may have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Sibanye-Stillwater’s mineral reserves and mineral resources are estimates based on a number of assumptions, which, if changed, may require Sibanye-Stillwater to lower estimated mineral reserves
The mineral reserves and mineral resources of Sibanye-Stillwater are estimates based on assumptions regarding, among other things, Sibanye-Stillwater’s costs, expenditures, commodity prices, currency exchange rates, metallurgical and mining recovery assumptions, which may prove inaccurate due to a number of factors, many of which are beyond its control. Mineral reserves are classified as proved or probable, to reflect the level of confidence in both the underlying techno-economic and mineral resources. The mineral resource estimates that feed into the mineral reserves depend on statistical inferences drawn from drilling and face samples, which may prove to be unreliable or unrepresentative. Although mineral resource classifications take cognisance of the inherent uncertainty, sometimes unexpected geologic conditions, such as faulting, dykes, “potholes” or poor ground conditions can be encountered as mining proceeds. The effect of these can result in additional area loss, increased costs and additional dilution of ore grade during mining operations. In the event that Sibanye-Stillwater adversely revises any of the techno-economic assumptions that underlie its mineral reserves, this may result in a revision of mining plans and/or mineral reserves. Any downward revision in Sibanye-Stillwater’s mineral reserves and mineral resources and, over the longer term, any failure to replace reserve ounces as they are mined may lead to an impairment or write down of assets, and may have a material adverse effect on its business, operating results, life of operations and financial condition.

Risks Related to Earnings Delivery
Changes in the market price for gold, PGMs, nickel and lithium which in the past have fluctuated widely, affect the profitability of Sibanye-Stillwater’s major capital projects, mining and refining operations and the cash flows generated by those operations
Sibanye-Stillwater’s revenue from its gold and platinum mining operations are primarily derived from the sale of gold and PGMs that it produces. Sibanye-Stillwater does not generally enter into commodity derivatives or other hedging arrangements in order to establish a price in advance of the sale of its gold or PGM production. However, Sibanye-Stillwater may consider commodity derivatives or other hedging from time to time. As a result, it is generally exposed to changes in the gold and PGM prices, which could lead to reduced revenue should the gold or PGM basket price decline. For example, during the year ended 31 December 2022, the gold price fluctuated between US$1,618/oz and US$2,039/oz. During the year ended 31 December 2022, the platinum price fluctuated between US$829/oz and US$1,181/oz, the palladium price fluctuated between US$1,668/oz and US$3,433/oz and the rhodium price fluctuated between US$12,250/oz and US$22,200/oz. In its US recycling business, Sibanye-Stillwater regularly enters into fixed forward sales contracts for metal produced from catalyst recycling, normally making these commitments at the time the catalyst material is purchased. For Sibanye-Stillwater’s fixed forward sales related to recycling of catalysts, Sibanye-Stillwater is subject to the customers’ compliance with the terms of the agreements, their ability to terminate or suspend the agreements and their willingness and ability to pay.
The market price for gold has historically been volatile and is affected by numerous factors over which Sibanye-Stillwater has no control, such as general supply and demand, speculative trading activity and global economic drivers. For example, gold has historically been used as a hedge against unstable or lower economic performance, thus improved economic performance, particularly in the United States, may have a negative impact on the price for gold. The market price for PGMs has been similarly volatile. The historic volatility continued during fiscal 2022, primarily due to the global economic uncertainty following Russia’s invasion of Ukraine and continued COVID-19 restrictions in China. As of 31 December 2022, the prices of gold, platinum, palladium and rhodium prices were US$1,812/oz, US$,1,073/oz, US$1,794/oz and US$,12,250/oz, respectively.
Should the gold or PGM price decline below Sibanye-Stillwater’s production costs, it may experience losses and, should this situation remain for an extended period, Sibanye-Stillwater may be forced to curtail or suspend some or all of its projects, operations and/or reduce operational capital expenditures. Sibanye-Stillwater might not be able to recover any losses incurred during, or after, such events. A sustained period of significant gold or PGM price volatility may also adversely affect Sibanye-Stillwater’s ability to undertake new capital projects or to make other long-term strategic decisions. The use of lower gold and PGM prices in reserve calculations and Life of Mine plans could also result in material impairments of Sibanye-Stillwater’s investment in gold or PGM mining properties or a reduction in its reserve estimates and corresponding restatements of its reserves and increased amortisation.
In addition, changes in demand drivers for PGMs may cause the prices of PGMs to fall over the short or long-term. For example, PGM prices are linked to demand for catalytic converters in automobiles, among other things. PGM prices were volatile during 2022, impacted by the Russian invasion of Ukraine during the first half of 2022 causing temporary supply security concerns amongst end users and by ongoing uncertainty about the global macro-economic outlook. Any economic downturn or other event that reduces the sale of automobiles will also likely impact the price of PGMs. In addition, high PGM prices may cause demand destruction, which would cause the price of such PGMs to fall. In addition, the increase in the number of electric cars in the future may reduce the price for PGMs by reducing demand for catalytic converters (which require PGMs) used in gasoline and diesel powered vehicles.
Additionally, the market prices for nickel and lithium have fluctuated widely. During the year ended 31 December 2022, the price of nickel and lithium hydroxide monohydrate fluctuated between US$19,100/tonne and US$42,995/tonne and US$32,803/tonne and US$81,490/tonne, respectively. Such fluctuations may affect the profitability of the Group’s major lithium capital projects and operations at Sandouville.
Any of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
Because gold and PGMs are generally sold in US Dollars, while the majority of Sibanye-Stillwater’s gold production and a substantial amount of Sibanye-Stillwater’s PGM production costs are denominated in Rand, Sibanye-Stillwater’s operating results and financial condition will be materially affected if there is a material change in the value of the Rand
Gold and PGMs are principally sold throughout the world in US dollars, but Sibanye-Stillwater’s costs of production at its operations in South Africa are primarily incurred in Rand. Recent volatility in the Rand has made Sibanye-Stillwater's costs and results of operations less predictable than when currency exchange rates are more stable. On 27 March 2020, following Moody’s downgrade of South Africa’s sovereign credit rating to non-investment grade, the value of the Rand devalued to R17.62/US$, followed by a gradual strengthening in the second half of fiscal 2020 by 16.6% against the US dollar to R14.69/US$ as at 31 December 2020. During 2021, the Rand weakened by 8.5% to R15.94/US$ as at 31 December 2021. During 2022, the Rand further weakened by 6.8% to R17.03/US$ as at 31 December 2022. See —The continued status of South Africa’s credit rating as non-investment grade, as well as the greylisting of South Africa by the Financial Action Task Force, may have an adverse effect on Sibanye-Stillwater’s ability to secure financing or could result in any such financing being available only at greater cost. Any significant appreciation of the Rand against the US dollar would increase Sibanye-Stillwater's operating costs in US dollar terms, and reduce revenue in Rand terms, which could materially adversely affect its operating results and financial condition from the South African operations. Conversely, a weakening of the Rand may result in higher inflation in South Africa, which would increase the prices Sibanye-Stillwater pays for products and services. In light of these factors and the likely impact on cash flow, management regularly re-evaluates its current growth capital expenditure plans. Certain projects may be deferred or placed on care and maintenance until commodity prices sustainably improve, and/or currency exchange rate volatility has subsided. Should a strong Rand/US dollar exchange rate persist without a corresponding gain in commodity prices, Sibanye-Stillwater may consider increasing operational flexibility by adjusting mine plans, reducing capital expenditure or selling assets and, if necessary, consider options to increase funding flexibility. Also see —Sibanye-Stillwater has had, and may in the future have, a large amount of indebtedness. All of the above could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Sibanye-Stillwater has had, and may in the future have, a large amount of indebtedness
As at 31 December 2022, Sibanye-Stillwater had committed undrawn debt facilities of R16.4 billion or US$963 million (2021: R15.7 billion or US$988 million; 2020: R7.3 billion or US$499 million). Sibanye-Stillwater’s credit facilities contain financial and/or other covenants and restrictions. Such covenants may include restrictions on Sibanye-Stillwater incurring additional financial indebtedness and obligations to maintain certain financial covenant ratios for as long as any amount is outstanding under such facilities. Specifically, Sibanye-Stillwater’s borrowing facilities permit a leverage ratio (net (cash)/debt to adjusted EBITDA) of 2.5:1, calculated on a quarterly basis. Although Sibanye-Stillwater has deleveraged to its targeted leverage ratio of no greater than 1.0:1, there can be no guarantee that this leverage ratio will be maintained, particularly if Sibanye-Stillwater undertakes significant financing in the future (e.g. in connection with an acquisition). Further, Sibanye-Stillwater’s ability to maintain its leverage ratio may be impacted by prolonged industrial action at Sibanye-Stillwater’s operations, including as a result of any impact to production. For more information see —Sibanye-Stillwater’s operations and profits have been and may be adversely affected by labour unrest and union activity.
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
Sibanye-Stillwater expects to incur additional indebtedness as it develops its projects in furtherance of its green metals strategy. This includes the €588 million (US$616 million) investment to advance the Keliber lithium project that was approved by the Board in 2022, and for which the Group anticipates borrowing at least €250 million (US$261 million) to fund the construction of the project. In addition to targeted borrowings to fund its green metals strategy, in the near-term, Sibanye-Stillwater expects to manage its liquidity needs from cash generated by its operations, cash on hand, the committed and unutilised debt facilities, as well as additional funding opportunities. Sibanye-Stillwater, if necessary, in order to manage its covenants, may also consider options to increase funding flexibility which may include, among others, streaming facilities, prepayment facilities, facility restructuring, or in the event that other options are not deemed preferable by the Board, an equity capital raise. However, there can be no assurance that funding will be available to Sibanye-Stillwater on acceptable terms, if at all, and that any of the measures which Sibanye-Stillwater may undertake to increase liquidity or actively manage its covenants would be successful.
If Sibanye-Stillwater’s cost of debt were to increase or if it were to encounter other difficulties in obtaining financing, its sources of funding may not match its financing needs, which could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
The continued status of South Africa’s credit rating as non-investment grade, as well as the greylisting of South Africa by the Financial Action Task Force, may have an adverse effect on Sibanye-Stillwater’s ability to secure financing or could result in any such financing being available only at greater cost
On 27 March 2020, Moody’s downgraded South Africa’s sovereign credit rating to the non-investment grade credit rating of Ba1 with a negative outlook, citing the continuing deterioration in fiscal strength and structurally very weak growth. On 3 April 2020, Fitch Ratings downgraded South Africa’s sovereign credit rating to BB, maintaining a negative outlook. On 29 April 2020, Standard & Poor’s downgraded South Africa’s sovereign credit rating to BB-, with a stable outlook. On 20 November 2020, each of Moody’s and Fitch Ratings downgraded South Africa’s sovereign credit rating further to Ba2 with a negative outlook, and BB- with a negative outlook, respectively. On 15 December 2021, Fitch Ratings revised its outlook from negative to stable and re-affirmed South Africa’s sovereign credit rating of BB-. On 1 April 2022, Moody’s revised South Africa’s sovereign credit rating to Ba2 with a stable outlook. On 20 May 2022, Standard & Poor’s updated its outlook to positive and reaffirmed South Africa’s sovereign credit rating of BB-.
The continued status of South Africa’s sovereign credit rating as non-investment grade by Standard & Poor’s, Moody’s or Fitch Ratings may adversely affect the South African mining industry, including Sibanye-Stillwater, by making it more difficult to obtain external financing or could result in any such financing being available only at greater cost or on more restrictive terms than might otherwise be available. The recent downgrades of South Africa’s sovereign credit rating could also have a material adverse effect on the South African economy as many pension funds and other large investors are required by internal rules to sell bonds once two separate agencies rate them as non-investment grade. Additionally, in February 2023, South Africa was “greylisted” by the Financial Action Task Force, which subjects it to increased monitoring and may have a negative impact on South Africa’s financial growth and discourage foreign investment. Any such negative impact on the South African economy may adversely affect the South African mining industry and Sibanye-Stillwater’s business, operating results and financial condition.
Energy cost increases may adversely affect Sibanye-Stillwater’s results of operations
Sibanye-Stillwater’s mining operations in South Africa depend upon electrical power largely generated by the state-owned power supply utility, Eskom. Eskom, which supplied approximately 95% of the country’s electricity needs during 2022, has historically experienced financial difficulties that have been caused by several factors. Some factors include, over expenditure on capital projects, under recovery of revenues from defaulting customers and high primary energy costs. More recently, during certain periods of supply-constraint, Eskom has utilised significant amounts of diesel to run its gas turbines while concurrently losing electricity sales as a result of load shedding or curtailment, which has contributed to above inflation tariff applications. See —Energy shortages, load curtailment (including the risk of a total blackout) and usage constraints may force Sibanye-Stillwater to reduce or halt operations.

The electricity supply industry in South Africa, including Eskom tariffs, is regulated by National Energy Regulator of South Africa (NERSA). Eskom tariffs are determined through a consultative multi-year price determination application (MYPD) process, with occasional tariff increase adjustments under the regulatory clear account (RCA) mechanism. In the MYPD 4 process, NERSA granted Eskom tariff increases of 9.42% (later adding an additional 4.4%) for the year ended 31 March 2020, 7.9% (later adding an additional 0.95%) for the year ended 31 March 2021 and 5.22% (later adding an additional 9.9%) for the year ended 31 March 2022. In February 2022, NERSA granted Eskom a 9.61% tariff increase for the period 2022 to 2023 as part of the MYPD 5 application, including a R8 billion RCA amount for the year 2014 to 2018 and for the year 2019 to 2021, and a RCA amount of R6 billion arising from the year 2018 to 2019. The tariff increases approved by NERSA are subject to multiple adjustments and challenge by Eskom, any of which could result in higher tariffs. In January 2023, NERSA approved an 18.65% increase for 1 April 2023 and a 12.74% increase for 1 April 2024. These increases were informed by NERSA’s assessment of Eskom MYPD 5 application, historic RCA amounts and the South African government’s equity injection that was previously deducted from revenue and reinstated through a court order.
Concurrently, both Eskom and NERSA have submitted separate papers requesting the restructuring of regulated electricity tariffs in South Africa, with a high degree of misalignment between the suggested frameworks.
Combined, these outcomes create uncertainty as to the tariff structure and rates that will ultimately be applicable to Sibanye-Stillwater, and in the event that existing conditions persist or are exacerbated, the electricity tariff will continue to increase significantly in coming years.
In February 2019, the President of South Africa announced the vertical unbundling of Eskom. While full state ownership will be maintained, the unbundling is expected to result in the separation of Eskom’s generation, transmission and distribution functions into separate entities, which may require legislative and/or policy reform. The unbundling is currently underway and the agreements related to the legal separation of the transmission function were concluded in December 2021. It is expected that the conditions precedent to these agreements will be fulfilled in 2023. The agreements related to the legal separation of the distribution function are expected to be concluded in 2023, with a further 12 to 18 months expected for the fulfillment of the conditions precedent. Poor reliability of the supply of electricity and instability in prices through the unbundling process is expected to continue. Should Sibanye-Stillwater experience further power tariff increases, its business operating results and financial condition may be adversely impacted.
In the United States, power costs can fluctuate based on power outages across the United States. Over the longer term, changes in the US energy market, including a potential movement away from coal power, may increase the operating cost of Sibanye-Stillwater’s US operations, which could have a material adverse effect on its business, operating results and financial condition.
The Russian invasion of Ukraine in 2022 significantly impacted the availability of energy sources globally. As a result of the invasion, embargoes were placed on Russian gas and European countries sought to reduce their reliance on Russian energy supplies. This in turn led to increased global energy costs across oil and gas, increased commodity prices and demand for renewable energy components and, in certain jurisdictions, risk of energy supply constraints. This has impacted the availability and cost of energy for Sibanye-Stillwater’s operations and projects in Europe and elsewhere. Further disruptions to global energy value chains may affect operation continuity and increase the operating cost of Sibanye-Stillwater’s European operations, which could have a material adverse effect on its business, operating results and financial condition.
If any of Sibanye-Stillwater’s operations do not perform in line with its expectations, Sibanye-Stillwater may be required to write down the carrying value of its long-term assets, which could affect Sibanye-Stillwater’s profitability and the ability to pay dividends
Under IFRS, Sibanye-Stillwater is required to annually test for impairment the carrying value of long-term assets, or cash-generating units, with allocated goodwill. The Group must perform this test more frequently if it has reason to believe that the expected recoverable amount of long-term assets, or cash-generating units with allocated goodwill, may be lower than the carrying value (which are indications for impairment). If the results of operations and cash flows generated by Sibanye-Stillwater’s gold, PGM, nickel and lithium operations are not in line with its expectations, it may be required to write down the carrying value of the investment. Any write down could materially affect Sibanye-Stillwater’s profits, financial condition and the ability to pay dividends.
Our business is subject to high fixed costs which may impact its profitability
The mining industry, particularly the gold and PGM mining industry, is generally labour intensive and characterised by high fixed costs. The majority of operating costs of each mining operation does not vary significantly with the production rate and, therefore, a relatively small change in productivity as a result of, for example, strikes or other work stoppages could have a disproportionate effect on operating and financial results. Costs are generally more stable than revenues, the latter being driven by commodity price and currency exchange rates, which can be volatile. Accordingly, changes in revenue due to commodity price or currency exchange rate movements could have a material adverse effect on Sibanye-Stillwater’s growth or financial performance. Above-inflation increases in fixed costs such as labour or electricity costs may cause parts of Sibanye-Stillwater’s resources to become uneconomical to mine and lead to the closure of marginal shafts or other areas at its operations. This would impact on planned production levels and declared reserves and could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition. See — Annual Financial Report — Management’s discussion and analysis of the financial statements — Factors affecting Sibanye-Stillwater’s performance — Costs.
Theft of gold, PGM and production inputs, cable theft, as well as illegal artisanal mining, may occur on some of Sibanye-Stillwater’s properties. These activities are difficult to control, can disrupt Sibanye-Stillwater’s business and can expose Sibanye-Stillwater to liability
Sibanye-Stillwater has experienced and will continue to experience illegal and artisanal mining activities and theft of precious metals bearing materials (which may be by employees or third parties) at its South African-based properties. The South African government has called for increased security at all mines following an explosion that resulted in several fatalities and trapped illegal miners underground at a mine in Middleburg, South Africa, that is not associated with Sibanye-Stillwater. Incidences of illegal mining and theft have escalated as a result of deteriorating social and economic conditions intensified by the COVID-19 pandemic. As a result, in 2022, Sibanye-Stillwater experienced 511 incidents of illegal mining and assisting illegal miners at its underground operations

(an increase from 375 in 2021), resulting in the arrests of 1,114 illegal miners and 200 employees for assisting illegal mining activities. During the same period, there has been an increase in the number of incidents at Sibanye-Stillwater’s surface operations, with 811 incidents of illegal mining detected (2021: 573; 2020: 683) which resulted in the arrests of 185 illegal miners.
In addition, despite security controls being in place, Sibanye-Stillwater has experienced incidents of attempted theft at processing plants and concentrators, which contain material bearing gold and PGMs. In 2022, the Minerals Council members reported 30 attacks on the gold processing facilities and operations of other gold producers (an increase from 18 in 2021). Three attacks were recorded at Marikana in 2022 (a decrease from seven in 2021). Sibanye-Stillwater has also experienced an increase in copper cable theft at its SA gold and PGM operations in 2022, with a four-fold increase from the first to the fourth quarter of 2022. Theft of metal resulted in the collapse of a pylon in February 2022, which cut power supply to Sibanye-Stillwater’s Cooke shafts. About 20 employees conducting maintenance at the shaft were stranded underground for about three hours.
Rising gold or PGM prices have been known to result in an increase in gold or PGM theft, expected to be principally at its South African-based mines. It is possible that mine owners may be held responsible for the actions of such illegal miners or for any damages, injuries or fatalities that occur due to their actions. The activities of illegal and artisanal miners could also lead to a reduction of mineral reserves, potentially affecting the economic viability of mining certain areas and shortening the lives of the operations. In addition, these may also cause possible operational disruption, project delays, and pollution or damage to property for which Sibanye-Stillwater could potentially be held responsible and lead to fines or other costs. Disputes with illegal miners may also adversely affect Sibanye-Stillwater’s relationships with local communities. Furthermore, regulatory uncertainty relating to the legalisation of currently illegal surface mining activities in South Africa may result in an increase in the scale and extent of such illegal surface mining activities in the future. The Artisanal and Small-Scale Mining Policy published on 30 March 2022 by the South African Minister of the DMRE aims to create a formalised, sustainable, artisanal and small-scale mining industry in South Africa, to eliminate illegal mining operations and promote job creation. The intention in adopting this policy aims to formalise artisanal and small-scale mining and provide for the co-existence of artisanal and small scale miners and large mining operations. The occurrence of any of these events could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
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
Actual and potential supply chain shortages and increases in the prices of production inputs may have a material adverse effect on Sibanye-Stillwater’s operations and profits
Sibanye-Stillwater’s results of operations may be affected by the availability and pricing of raw materials and other essential production inputs, including, for example, diesel, electricity, explosives, fuel, steel, cyanide and other reagents required at its mining and processing operations. The price and quality of raw materials may be substantially affected by changes in global supply and demand, along with weather conditions, governmental controls and other factors. In recent years, global markets have been adversely impacted by various credit crises and significant fluctuations in fuel and energy costs and metals prices, including as a result of the COVID-19 virus pandemic and due to significant fluctuations in commodity prices as a result of the continuance of the war in Ukraine and the economic sanctions imposed on Russia in connection therewith. For example, the Group experienced impacted margins at Sandouville because of energy costs and shortages, as well as delays in the development of some of its projects due to delays in the delivery of critical parts from Europe. A sustained interruption in the supply of any of these materials could require Sibanye-Stillwater to find acceptable substitute suppliers and could require Sibanye-Stillwater to pay higher prices for such materials. The prices of certain of Sibanye-Stillwater’s production inputs are impacted by, among other things, the prices of oil and steel, which may be volatile. For example, the price of oil fluctuated between US$75.11 and US$137 (2021: US$51.68 and US$79.32) per barrel of Brent Crude. This volatility has and is expected to continue following the imposition of sanctions and embargoes on natural gas and oil resulting from Russia’s invasion of Ukraine. As at 31 March 2023, the price of oil was US$79.89 per barrel of Brent Crude. During fiscal 2022, the Group also experienced above inflation increases in diesel, electricity and steel.
Any significant increase in the prices of these materials will increase Sibanye-Stillwater’s operating costs and affect production considerations.
Sibanye-Stillwater’s insurance coverage may not adequately satisfy all potential claims and exposures
Sibanye-Stillwater has an insurance programme, including partial self-insurance. However, Sibanye-Stillwater may become subject to liability (including that which arises out of class-action or other litigation) against which it has not been insured, cannot insure or is insufficiently insured, including those relating to past mining activities, tailing disasters, data protection and cybersecurity breaches. In addition, Sibanye-Stillwater’s existing property and business interruption insurance and liability may not cover a particular event at all or be sufficient to fully cover Sibanye-Stillwater’s losses, including, without limitation, as a result of natural disasters, public health emergencies and other events that could disrupt Sibanye-Stillwater's operations, such as COVID-19, climate change-related incidents and any severe unplanned load curtailments initiated by Eskom. Sibanye-Stillwater’s existing property and liability insurance contains specific exclusions and limitations on coverage. For example, should Sibanye-Stillwater be subject to any regulation or criminal fines or penalties, these amounts would not be covered under its insurance programme. Should Sibanye-Stillwater suffer a major loss, which is insufficiently covered, future earnings could be affected. In addition, certain classes of insurance may not continue to be available at economically acceptable premiums. As a result, in the future, Sibanye-Stillwater’s insurance coverage may not fully cover the extent of claims against it or any cross-claims made.
Sibanye-Stillwater’s US recycling business relies on maintaining relationships with third-party suppliers and has other credit and operational risks
In the United States, Sibanye-Stillwater sources automotive and industrial catalyst materials from third-parties through both purchase and tolling arrangements. Sibanye-Stillwater has entered into sourcing arrangements for spent autocatalytic materials with various suppliers, and it depends on those suppliers to source and provide catalyst and other industrial sources for recycling in a responsible manner. Sibanye-Stillwater’s suppliers are contractually subject to compliance with responsible sourcing terms and Sibanye-Stillwater may terminate or suspect contracts with suppliers in the event they don’t adhere to such terms. Should one or more of these sourcing arrangements be terminated (for non-compliance or otherwise), Sibanye-Stillwater might be unable to source replacement recyclable materials on terms that are acceptable to Sibanye-Stillwater. If Sibanye-Stillwater is unable to source sufficient quantities of recycled materials, the US recycling business would become less profitable, and this loss could negatively affect Sibanye-Stillwater’s business and results of operations. For example, autocatalyst recycling was negatively impacted in 2022 due to a combination of Russia’s invasion of Ukraine, rising inflation, tightening financing conditions and the availability of new vehicles globally following the global chip shortage and supply chain constraints. This resulted in used vehicles remaining in circulation with a reduction in recycle volumes. This led to lower production in the US recycling business by 21%. Any constraint on the suppliers’ ability to source material could reduce the profitability of Sibanye-Stillwater’s US recycling business.
From time to time, Sibanye-Stillwater may advance cash to third-party brokers and suppliers to support the purchase and collection of spent autocatalytic materials and other industrial sources. These advances are normally made at the time that material arrives at or is ready for shipment to the Sibanye-Stillwater’s facilities. In some cases, Sibanye-Stillwater has a security interest in the materials that the suppliers have procured but which Sibanye-Stillwater has not yet received. The unsecured portion of these advances is fully at risk.
Sibanye-Stillwater regularly advances money to its established recycling suppliers for autocatalyst material that Sibanye-Stillwater has physically received and carries in its processing inventories. These advances typically represent some portion of the estimated total value of each shipment until final assays are completed determining the actual PGM content of the shipment. Upon completion of the shipment assays, a final settlement takes place based on the actual value of the shipment. Pending completion of the assays, the payments are based on the estimated PGM content of each shipment, which could vary from the actual PGM content upon assay. Should the estimated PGM content upon assay significantly exceed the actual contained PGM content, Sibanye-Stillwater may be at risk for a portion of the amount advanced. Should the supplier be unable to settle such an overpayment or seek protection from creditors, Sibanye-Stillwater could incur a loss to the extent of any overpayment.
In its US recycling business, Sibanye-Stillwater regularly enters into fixed forward sales contracts for metal produced from catalyst recycling, normally making these commitments at the time the catalyst material is purchased. For Sibanye-Stillwater’s fixed forward sales related to recycling of catalysts, Sibanye-Stillwater is subject to the customers’ compliance with the terms of the agreements, their ability to terminate or suspend the agreements and their willingness and ability to pay. The loss of any of these agreements or failure of a counterparty to perform could require Sibanye-Stillwater to sell or purchase the contracted metal in the open market, potentially at a significant loss. Sibanye-Stillwater’s revenues for the year ended 31 December 2022, included 23% from recycling sales and tolling fees in the United States.
Should it become necessary at any point to reduce or suspend primary mining operations, the proportion of costs allocated to the recycling segment would increase substantially. Further, the ability to operate the smelter and refinery without significant volumes of primary mine concentrates is likely to require modification to the processing facilities. There is no assurance that the recycling facilities can operate profitably in the absence of significant primary mine concentrates, or that capital would be available to complete necessary modifications to the processing facilities.

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
This significant concentration of business with a single company could leave Sibanye-Stillwater without precious metal refining services in the United States should such company experience significant financial or operating difficulties during the contract period. Under such circumstances, it is not clear that sufficient alternate processing capacity would be available to cover Sibanye-Stillwater’s volumes and requirements, nor that the terms of any such alternative processing arrangements as might be available would be financially acceptable to Sibanye-Stillwater. Any such disruption in refining services could have a negative effect on Sibanye-Stillwater’s ability to generate revenues, profits and cash flows.
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
Sibanye-Stillwater is also subject to responsible sourcing standards for procurement of feedstock from third party suppliers. The Group’s nickel refinery and autocatalyst recycling operations source all feedstock from third party suppliers and the South African gold and PGM operations supplement their mined material with additional feedstock. This procurement from third parties presents a reputational risk if the Group unintentionally sources illicit material, particularly if it is related to support for armed conflict, organised crime or human rights abuses. For example, in 2022 Sibanye-Stillwater suspended a third party supplier of spent autocatalysts at its recycling operation in the United States after it emerged that this supplier was being investigated.
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
The effect of enacted and proposed US tax reform legislation on Sibanye-Stillwater and its subsidiaries is uncertain
In August 2022, US President Biden signed the Inflation Reduction Act (IRA) into law. The IRA amended US tax legislation by, among other things, supporting US-based EV supply chain and identified 50 “critical minerals”, including lithium and nickel, for such support. As revised by the IRA, Section 30D of the US Internal Revenue Code provides a maximum US$7,500 tax credit for EV owners, US$3,500 of which is available only if an “applicable percentage” of the critical mineral in the EV’s battery is either: (i) extracted or processed in the United States or in any country with which the United States has a free trade agreement in effect; or (ii) recycled in North America (the Critical Minerals Requirement). The applicable percentage begins at 40% for certain EVs placed in service prior to 2024 and increases yearly, reaching 80% for EVs placed in service from 2027 onwards.
In March 2023, the US Internal Revenue Service (IRS) proposed regulations on Section 30D that contain guidance on the Critical Minerals Requirement (the Proposed Section 30D Regulations). The Proposed Section 30D Regulations provide criteria for whether a country is considered to have a free trade agreement with the United States (FTA Country). Currently, of the jurisdictions outside the United States in which Sibanye-Stillwater operates, only Australia is deemed to be an FTA Country. Additionally, in order for a critical mineral to qualify as extracted or processed in the United States or in an FTA Country under the Critical Minerals Requirement, at least 50% of the value added to the applicable critical mineral by extraction or processing must be derived from extraction or processing (as applicable) that occurred in the United States or an FTA Country. Similarly, in order for a critical mineral to qualify as recycled in North America under the Critical Minerals Requirement, at least 50% of the value added to the applicable critical mineral by recycling must be derived from recycling that occurred in North America. The Proposed Regulations further anticipate that the 50% value added test will become more stringent for EVs placed in service after 2024. The Proposed Regulations, if finalised, may have a significant impact on non-US manufacturers and miners of critical minerals and thus could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Also in March 2023, US President Biden’s Budget for Fiscal Year 2024 was released, which seeks to reform the existing US tax legislation by, among other things, increasing the corporate tax rate in the United States from 21% to 28% and eliminating the percentage depletion deduction (a permanent tax deduction which has reduced Sibanye-Stillwater’s taxable income in recent years) for oil and natural gas wells and hard mineral fossil fuels. While the budget does not specifically refer to percentage depletion outside of fossil fuel industry, it may suggest that the President Biden administration may be open to eliminating the percentage depletion deduction for the mining industry in general. Such proposals in the budget echo statements in the Made in America Tax Plan issued by the US Treasury Department in April 2021, which, in addition to supporting a corporate tax increase to 28% and the elimination of tax preferences for fossil fuel producers, also proposed legislation to limit the ability of multinational corporations to deduct expenses paid to foreign related parties. While the tax proposals outlined above remain subject to an extensive legislative process, they could be adopted in some form that may reflect the current proposals or other changes to the existing US tax regime. The future enactment of these proposed tax measures may have a significant impact on future US cash taxes and may require a remeasurement of future deferred tax assets and liabilities in the period of enactment, which in turn could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.

Risks related to realisation of value from strategic acquisitions and business ventures
Sibanye-Stillwater's growth strategy, including the pursuit of value accretive acquisitions and joint ventures, may not deliver anticipated outcomes
As part of its growth strategy, Sibanye-Stillwater pursues, from time to time, growth opportunities through acquisitions and business combination transactions, in order to enhance or sustain its ability to pay an industry-leading dividend and to allow it to consolidate operations, diversify its minerals portfolio, expand into new markets, increase scale and implement best practices across operations. For example, between 2021 and 2023, Sibanye-Stillwater expanded into battery metals projects, including acquisitions of, or investments in, the Keliber lithium project, the Sandouville nickel processing facility, ioneer Ltd (ioneer)) and New Century, an Australian tailings management and rehabilitation company.
The acquisition of operating assets for commodities other than gold or PGMs, including for example, the Sandouville nickel processing facility and Keliber lithium project, expose Sibanye-Stillwater to the risk of operating in an environment and market with which its senior management has less experience and as a result will need to rely on regionalised management teams. In addition, to the extent Sibanye-Stillwater participates in the development of a project through a joint venture or any other multi-party commercial structure, there could be disagreements, legal or otherwise, or divergent interests or goals among the parties, which could jeopardise the success of the project. There can be no assurance that any acquisition, business combination or joint venture, or the acquisition of any new mining assets or operations, will achieve the results intended, and, as such, could have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
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
Sibanye-Stillwater may face challenges in the integration of acquired assets, such as higher levels of capital expenditure or lower production levels than expected, which could disrupt its current operations or result in higher costs or worse overall performance than anticipated. For example, the integration of the Sandouville nickel processing facility into the Group faced various operational and logistical issues during 2022, including solvent supply constraints, and engineering failures in July 2022, which temporarily took 40% of its capacity offline and have required higher levels of capital expenditure to improve the facility. Further, the supply of nickel matte from third-party suppliers may be unreliable in quality and quantity, which may impact production levels. If Sibanye-Stillwater is unable to successfully integrate its acquired assets in a timely and cost-effective manner, the potential benefits of the acquisition, including the estimated revenue and cost synergies Sibanye-Stillwater expects to achieve, may not be realised. Additionally, the integration of any acquired assets requires management capacity. There can be no assurance that Sibanye-Stillwater’s current management team will have sufficient capacity to successfully integrate existing or future assets and operations into Sibanye-Stillwater.
Acquisitions, business combinations, development projects and joint ventures, including Sibanye-Stillwater’s battery metals projects, may expose Sibanye-Stillwater to new or increased regulatory oversight or requirements, including in geographies in which it is unfamiliar
Sibanye-Stillwater has in the past, and may in the future, pursue opportunities for expansion into new geographies or markets where it has limited to no prior experience, and which may subject it to new or increased regulatory oversight or requirements. For example, the acquisition of Stillwater expanded Sibanye-Stillwater’s operations into the United States, wherein Sibanye-Stillwater was subject to new and additional reporting requirements. At a corporate level, Sibanye-Stillwater has historically had limited experience with the MSHA, which oversees and enforces regulations pertaining to the health and safety of workers at Sibanye-Stillwater’s US operations. During 2022, as part of its battery metals strategy, Sibanye-Stillwater initiated direct operations in France, where it has no prior operational experience. Such expansions may lead to increased costs related to ensuring governance, regulatory, legal and accounting compliance across multiple regions. Sibanye-Stillwater also entered into a partnership with Heraeus to develop and commercialise novel electrolyser catalysts for the production of green hydrogen. The results of such development projects cannot be guaranteed. In addition, future acquisitions, business combinations or joint ventures may change the scale of Sibanye-Stillwater’s business and operations and may expose it to new geographical, geological, commodity, political, social, labour, operational, financial, legal, regulatory and contractual risks.
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
Sibanye-Stillwater may continue to investigate the exploitation of mineralisation below the current mining levels and infrastructure limits at its operations, including brownfields exploration at selected operations in South Africa as well as ongoing drilling at Stillwater East and at Keliber’s permit areas to further refine existing reserves as well as for the definition of future reserves. At Keliber, geochemical percussion drilling is ongoing as part of its regional lithium exploration. Sibanye-Stillwater has also been undertaking exploration activities in conjunction with its joint venture partner, Regulus Resources Ltd (Regulus), at the Altar project, a large porphyry-style copper-gold deposit in Argentina, and the Marathon project, a porphyry-style PGM-copper deposit in Canada. There can be no assurance that any exploration or expansion projects will be successful, partially or at all, and the failure of Sibanye-Stillwater to expand its reserves through such projects could have a material adverse effect on its business, operating results and financial condition.
Sibanye-Stillwater’s battery metals strategy is subject to certain risks, and Sibanye-Stillwater may never develop minerals in sufficient grade or quantities to justify commercial operations
As part of its battery metals strategy, Sibanye-Stillwater has made, and may continue to make, strategic investments in battery metals development projects to enhance its positioning in the future green economy. Recent examples of such investments include shareholdings in Keliber and ioneer (which includes an option to acquire a 50% interest in a joint venture to develop Rhyolite Ridge). Mineral resource exploration, development, and operations are highly speculative and are characterised by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral resources, and from finding mineral resources which, though present, are insufficient in quantity and quality to return a profit from production. Once mineralisation is discovered, it may take a number of years from the initial exploration phases before production is possible, during which time the potential feasibility of the project may change adversely. For example, the novel soda pressure leaching technology utilised at Keliber may fail to perform at the expected level as the process is not yet in industrial use and therefore may result in lower mineral quality and/or higher costs.
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
The prevailing market prices of nickel, lithium, copper, zinc and other commodities will have a material impact on the commercial success of Sibanye-Stillwater's battery metals strategy
The profitability of Sibanye-Stillwater's battery metals strategy will be significantly affected by changes in the market price of green metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements. Prices of such metals are affected by numerous factors beyond Sibanye-Stillwater's control, including: prevailing interest rates and returns on other asset classes; expectations regarding inflation, monetary policy and currency values; speculation; governmental and exchange decisions regarding the disposal of metal stockpiles; political and economic conditions; available supplies of battery metals from mine production, inventories and recycled metal; sales by holders and producers of battery metals; and demand for products containing nickel, lithium, copper and zinc. The price of such battery metals and other minerals and oil has fluctuated widely in recent years, and if prices decline or are lower than expected, this could have a material adverse impact on Sibanye-Stillwater's business, operating results and financial condition.
The success of Sibanye-Stillwater’s battery metals strategy may be impacted if the electric vehicles sector does not develop as anticipated
The minerals Sibanye-Stillwater intends to collect and process as part of its expansion into the battery metals sector, including lithium, nickel and copper, are contemplated to be significantly linked to growing metals demand in batteries for EVs. As a result, the success of Sibanye-Stillwater's battery metals strategy is partially dependent upon the adoption by consumers of alternative fuel vehicles in general and EVs in particular. While it has been projected that demand for such EVs will surge over time, if the market for EVs does not develop as it expects, or develops slower than it expects, Sibanye-Stillwater's battery metals strategy, along with the climate change resiliency of its business, may be impacted. Factors that may influence the adoption of alternative fuel vehicles, and specifically EVs, include:
•perceptions about EV quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of EV
•the material composition necessary for EV batteries and the potential of change in chemistry and engineering requirements that may move away from expected demand for nickel and cobalt
•the decline of an EV’s range resulting from deterioration over time in the battery’s ability to hold a charge
•insufficient investment in production causing concerns about the ability of supply to match projected demand for critical battery metals, which may delay the further introduction of new competitive technologies and cap the rate of EV market penetration
•concerns about electric grid capacity and reliability
•the availability of alternative fuel vehicles, including plug-in hybrid EV

•government regulations and economic incentives promoting fuel efficiency and alternate forms of energy
•access to charging stations, standardisation of EV charging systems and consumers’ perceptions about convenience and cost to charge an EV
•the availability of tax and other governmental incentives to purchase and operate EVs or future regulation requiring increased use of non-polluting vehicles; and
•perceptions about and the actual cost of alternative fuel.
To the extent that the EV sector does not develop as anticipated, Sibanye-Stillwater’s battery metals strategy, including demand for its mineral portfolio may be adversely affected, which may in turn materially impact its business, operating results and financial condition.
Risks Related to Sibanye-Stillwater’s Shares and ADSs
Sibanye-Stillwater’s non-South African shareholders face additional investment risk from currency exchange rate fluctuations since any dividends will be paid in Rand
Dividends or distributions with respect to Sibanye-Stillwater’s shares have historically been paid in Rand. The US dollar or other currency equivalent of future dividends or distributions with respect to Sibanye-Stillwater’s shares, if any, will be adversely affected by potential future reductions in the value of the Rand against the US dollar or other currencies. While South African Exchange Control Regulations have been relaxed in recent years, in the future, it is possible that there will be further changes in South African exchange controls, such that dividends paid out of trading profits will not be freely transferable outside South Africa to shareholders who are not residents of the CMA. See South African Exchange Control Limitations Affecting Security Holders.
Sibanye-Stillwater may not pay dividends or make similar payments to its shareholders in the future due to various factors and any dividend payments made may be subject to withholding tax
Sibanye-Stillwater’s expected dividend policy is to return at least 25% to 35% of normalised earnings to shareholders. Sibanye-Stillwater may pay cash dividends only if funds are available for that purpose. Whether funds are available depends on a variety of factors, including the amount of cash available and Sibanye-Stillwater’s capital expenditures on both existing infrastructure, as well as on exploration and other projects and other cash requirements existing at the time. Under South African law, Sibanye-Stillwater will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests as defined in the Companies Act, and is permitted to do so in terms of the Memorandum of Incorporation. Given these factors and the Sibanye-Stillwater Board’s discretion to declare cash dividends or other similar payments, dividends may not be paid in the future. It should be noted that a 20% withholding tax is required to be withheld on dividends paid by, among others, certain South African resident companies (including Sibanye-Stillwater) to any person.
The withholding tax on dividends is subject to domestic exemptions or relief in terms of an applicable double taxation treaty. The application of such domestic exemptions or relief in terms of an applicable double taxation treaty is subject to the making of certain declarations and undertakings by the beneficial owner of the dividends and providing the same to Sibanye-Stillwater or regulated intermediary making payment of the dividend. In terms of the US-South Africa Treaty, the dividends tax rate is reduced to 5% of the gross amount of the dividends if a corporate US holder holds directly at least 10% of the voting stock of a South African company, or 15% of the gross amount of the dividend in all other cases. Based on current legislation, the declaration and undertaking entitling the holder to a reduced dividend tax must be renewed at least every five years, subject to certain exemptions. See Taxation—Certain South African tax considerations—Withholding tax on dividends and Financial information—Dividend Policy and Dividend Distributions.
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
Sales of substantial amounts of securities, or the availability of the securities for sale, could adversely affect the prevailing market prices for the securities and dilute investors’ earnings per share. Further, the issuance of shares in connection with any acquisition of assets (including another company) subject to compliance with Section 9 and 10 of the JSE Listings Requirements or an amalgamation or merger or scheme of arrangement in terms of the Companies Act (whether in the form of consideration or otherwise) may result in dilution to existing shareholders.

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
Investors in the United States and other jurisdictions outside South Africa may have difficulty bringing actions, and enforcing judgments, against Sibanye-Stillwater, the directors and the executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or under the laws of other jurisdictions outside South Africa
Sibanye-Stillwater is incorporated in South Africa. Most of the directors and executive officers reside outside of the United States and substantially all of the assets of these persons and approximately 72% of the assets of Sibanye-Stillwater are located outside the United States. As a result, it may be difficult for investors to enforce against these persons or Sibanye-Stillwater a judgment obtained in a US court predicated upon the civil liabilities provisions of the federal securities or other laws of the United States or any state thereof. In addition, investors in other jurisdictions outside South Africa may face similar difficulties.
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

DIRECTORS AND EXECUTIVE MANAGEMENT
On 24 February 2020, Sibanye Stillwater Limited (SSW) and Sibanye Gold Limited (SGL) implemented a scheme of arrangement (the Scheme) in terms of section 114 of the South African Companies Act, 2008, which resulted in, amongst other things, SGL’s operations being reorganised under SSW, which became the parent company of the Group. In terms of the scheme, the directors on the board of SGL resigned and were appointed as directors of SSW. In terms of the Companies Act and resolutions passed by the Board, the directors of SSW were appointed to the Board and its Committees with effect from the Implementation Date of the Scheme.
Chairman and Independent Non-Executive Director
Dr. Thabane Vincent Maphai (71)
BA (Hons), BPhil (cum laude), MPhil, Catholic University of Leuven; PhD, University of Natal; Advanced Management Programme (Finance for Senior Executives), Harvard University
Dr. Vincent Maphai was appointed a director of Sibanye-Stillwater on 1 June 2019, and became a non-executive Chairman of Sibanye-Stillwater, effective on 30 September 2019. He is also a non-executive director of Discovery Limited and chair of the Stadio Board. Previously, he was the Director of Corporate Affairs and Transformation at The South African Breweries Limited. In addition, he served as the southern African Chairperson of BHP Billiton (South African region). Dr. Maphai has accumulated over 20 years’ experience in the academic profession, and 17 years as a senior executive in the private sector. He has served on the boards of various companies as non-executive chairperson, including the South African Broadcasting Corporation and the Presidential Review Commission into the restructuring of the public sector. Dr. Maphai has also held a two-year academic position at Williams College in Massachusetts.
Executive Directors
Neal John Froneman (63)
Chief Executive Officer
BSc Mech Eng (Ind Opt), University of the Witwatersrand; BCompt, University of South Africa; PrEng
Neal Froneman was appointed executive director and CEO of Sibanye-Stillwater on 1 January 2013. Over the past ten years he has led the transformation of Sibanye-Stillwater from a 1.5Moz South Africa-based gold miner into a leading diversified metals producer with an international operating footprint. The company now ranks as the world’s top primary producer of PGM metals with a leading position in the PGM recycling industry. Under Neal’s leadership, Sibanye-Stillwater has now started building an international portfolio of battery metal operations along with growing involvement in the circular economy and tailings reprocessing businesses. Neal’s career spans nearly 40 years during which time he worked at Gold Fields Limited (Gold Fields), Harmony Gold Mining Company Limited (Harmony) and JCI Limited. In April 2003, Neal was appointed CEO of Aflease Gold Limited (Aflease Gold), which, through a series of reverse take-overs, became Gold One International Limited (Gold One) in May 2009. He was primarily responsible for the creation of Uranium One Incorporated (Uranium One) from the Aflease Gold uranium assets. During this period, he was CEO of Aflease Gold and Uranium One until his resignation from Uranium One in February 2008. He held the CEO position at Gold One until his appointment at Sibanye-Stillwater. Since 2021, he has been appointed as a member of the Wits Foundation Board of Governors. He also serves on the Councils of international mining bodies including the ICMM and the World Gold Council.
Charl Keyter (49)
Chief Financial Officer
BCom (Accounting), University of Johannesburg; MBA, North-West University; ACMA and CGMA
Charl Keyter was appointed a director of Sibanye-Stillwater on 9 November 2012, and executive director and CFO on 1 January 2013. Over the past five years he has led the deleveraging of the Group, following the significant growth of Sibanye-Stillwater into a leading diversified metals producer with an international operating footprint ranking among the world’s top three PGM producers. His career spans more than 27 years in mining and he previously worked 18 years at Gold Fields in various senior positions, having begun his career in February 1995 as a post-graduate trainee.
Independent Non-Executive Directors
Richard Peter Menell (67)
MA (Natural Sciences, Geology), Trinity College, University of Cambridge; MSc (Mineral Exploration and Management), Stanford University; FGS, FSAIMM and FAusIMM
Richard (Rick) Menell is a Sibanye-Stillwater Lead Independent non-Executive Director and was appointed as a non-executive director on 1 January 2013. He has over 40 years’ experience in the mining industry. Previously, he occupied the positions of President of the Minerals Council, President and CEO of TEAL Exploration & Mining Inc., Chairman of Anglovaal Mining Limited and of Avgold Limited, Chairman of Bateman Engineering Limited, non-executive director and Chairman of Credit Suisse Securities Johannesburg Proprietary Limited, deputy Chairman of Harmony and of African Rainbow Minerals Limited. He has also been a director of Telkom SA SOC Limited, Standard Bank of South Africa Limited, Weir Group PLC and Mutual and Federal Insurance Company Limited. He recently retired as Deputy Chairman and non-executive director of Gold Fields. He currently serves as a Senior Advisor to the Credit Suisse Group. Rick is a trustee of the Carrick Foundation and of the Claude Leon Foundation. He is co-Chairman of the City Year South Africa Youth Service Organisation, and Chairman and trustee of the Palaeontological Scientific Trust. He serves as a Trustee of the University of the Western Cape Foundation.

Timothy John Cumming (65)
BSc (Hons) (Engineering), University of Cape Town; MA (PPE), Oxford University
Timothy (Tim) Cumming is a Sibanye-Stillwater Independent non-Executive Director and was appointed on 21 February 2013. He is the founder and executive director of Scatterlinks Proprietary Limited, a South African-based company providing leadership development services to senior business executives as well as strategic advisory services. He has a wealth of experience in financial services, including periods as an executive at Old Mutual Limited, HSBC Bank PLC and Allan Gray Limited. He is currently also the non-executive Chairman of DRDGOLD Limited, an independent non-executive director of Nedgroup Investments Limited and non-executive Chairman of RisCura Holdings Proprietary Limited. Tim started his career as an engineer at Anglo American Corporation of South Africa Limited. He worked on a number of gold mines and diamond mines in Southern Africa. He is also the Chairman of the Woodside Endowment Trust and of the Investment Committee of the Mandela Rhodes Foundation.
Savannah Nonhlanhla Danson (55)
BA (Hons) (Communication Science and Finance), Bridgewater University, United States; MBA (Strategic Planning and Finance), DeMontford University
Savannah Danson is a Sibanye-Stillwater Independent non-Executive Director and was appointed on 23 May 2017. As the founder and executive chairperson of Bunengi Investment Group, she brings a wealth of experience from the finance, mining, infrastructure and media sectors. Savannah is the chairperson of WSP Group Africa, a Canadian-listed engineering group.
Elaine Jay Dorward-King (65)
BSc (Chemistry), Maryville College; PhD (Analytical Chemistry), Colorado State University
Elaine Dorward-King is a Sibanye-Stillwater Independent non-Executive Director and was appointed on 27 March 2020. She is a retired executive with over 30 years of leadership experience in developing and implementing sustainable development, safety, health and environmental strategies and programmes in the mining, chemical and engineering consulting sectors. From 2013 to June 2019, Elaine served as the executive vice president of sustainability and external relations for Newmont Mining Corporation (Newmont), where she led the development and implementation of strategy, policy, and standards across the company in environmental, social responsibility, community relations, external affairs, government relations and communications areas. She was a member of the Newmont’s executive leadership team (ELT) and was one of four ELT members on the Company’s investment committee. From June 2019 until January 2020, Elaine was executive vice president of ESG strategy for Newmont. Prior to joining Newmont, Elaine spent 20 years at Rio Tinto, where she held a variety of leadership roles including two years as managing director of Richards Bay Minerals Proprietary Limited (Richards Bay Minerals), one of the world’s largest producers of mineral sands products, including titanium dioxide feedstock, zircon, rutile and high-grade iron. She also served as the global head of health, safety and environment for Rio Tinto, a role she held for eight years following other roles of increasing responsibility. Prior to that, Elaine worked for an engineering consulting firm, EBASCO Trading Corporation, and for Monsanto Chemical Company, in the agricultural products division. Since retiring from Newmont, Elaine has joined the boards of Kenmare Resources PLC, a leading producer of titanium minerals and zircon; Great Lakes Dredge and Dock Company LLC, an American company providing construction services in dredging and land reclamation and NOVAGOLD Resources Inc., a North American gold exploration and development company.
Harry James Rodolph Kenyon-Slaney (62)
BSc (Hons) (Geology), Southampton University; International Executive Programme, INSEAD (France)
Harry Kenyon-Slaney is a Sibanye-Stillwater Independent non-Executive Director and was appointed on 16 January 2019. He is currently Chairman of Gem Diamonds Limited, a member of the Advisory Board of Schenck Process Holding GmbH, a member of the Advisory Board of Phoenix Copper Limited and a senior advisor to McKinsey & Co., in which roles he uses his wide experience to support operational, health and safety and business transformation programmes. Harry, who has more than 39 years of experience in the mining industry, principally with Rio Tinto PLC (Rio Tinto), is a geologist by training and his experience spans operations, marketing, projects and business development. Until 2015 and as a member of Rio Tinto’s Group Executive committee, he held the roles of Chief Executive – Energy, and before that, Chief Executive – Diamonds and Minerals. Prior to this, he led Rio Tinto’s global titanium dioxide business, was chief executive of Rio Tinto’s listed subsidiary, Energy Resources of Australia Limited, and General Manager Operations at Phalaborwa Mining Company Limited in South Africa, and he has held senior marketing roles in copper, uranium and industrial minerals. He began his career as an underground production geologist on the gold mines in South Africa where he has lived and worked for more than 15 years.
Nkosemntu Gladman Nika (65)
BCom, University of Fort Hare; BCompt (Hons), University of South Africa; Advanced Management Programme, INSEAD (France); CA (SA)
Nkosemntu Nika is a Sibanye-Stillwater Independent non-Executive Director and was appointed on 21 February 2013. He is currently an independent non-executive director and chairman of Grinding Media South Africa Proprietary Limited and Chairman of the Audit and Risk Committee of Foskor Proprietary Limited. He also serves as an independent non-executive director of Trollope Mining Services 6000 Proprietary Limited, Engen Limited and Coega Dairy Holdings Limited. He was previously CFO and Finance Director of PetroSA (SOC) Limited and Executive Manager: Finance at the Development Bank of Southern Africa. He has held various internal auditing positions at Eskom Holdings (SOC) Limited, Shell Company of South Africa Limited and Anglo American Corporation of South Africa Limited. He was also a non-executive board member of the Industrial Development Corporation of South Africa Limited, and previously chaired its Audit and Risk Committee and Governance and Ethics Committee.

Keith Alfred Rayner (66)
BCom, Rhodes University; CTA; CA (SA)
Keith Rayner is a Sibanye-Stillwater Independent non-Executive Director and was appointed on 1 January 2013. Keith is CEO of KA Rayner Presentations CC, an advisory and presentation corporation specialising in corporate finance and regulatory advice. He is an independent non-executive director of Telkom SA SOC Limited. He is a non-executive director of Nexus Intertrade Proprietary Limited, Sabi Gold Proprietary Limited (dormant), Keidav Properties Proprietary Limited (dormant) and Appropriate Process Technologies Proprietary Limited. He is a member of the JSE Limited’s Issuer Regulation Advisory Committee and is a member of the Investment Analysts Society. He was previously a director of Afristrat Investment Holdings Limited and 2 Quins Engineered Business Information Proprietary Limited.
In compliance with the Sarbanes-Oxley Act, the Board has identified Keith Rayner as the Audit Committee’s financial expert.
Susan Comber van der Merwe (68)
BA, University of Cape Town
Susan (Sue) van der Merwe is a Sibanye-Stillwater Independent non-Executive Director and was appointed on 21 February 2013. She served as a member of Parliament for 18 years until October 2013, and held various positions, including Deputy Minister of Foreign Affairs from 2004 to 2010 and previously served as a trustee and Chair of the Kay Mason Foundation, which is a non-profit organisation assisting disadvantaged scholars in Cape Town. She has participated in various civil society organisations and since 2014, has been a member of the National Council of the South African Institute of International Affairs, a non-governmental research institute focused on South Africa’s and Africa’s international relations.
Jeremiah Skhulumi Vilakazi (62)
BA, University of South Africa; MA, Thames Valley University; MA, University of London; MBA, California Coast University
Jeremiah (Jerry) Vilakazi is a Sibanye-Stillwater Independent non-Executive Director and was appointed on 1 January 2013. Jerry was recently appointed Adjunct Professor by Unisa in the Department of Business Management. He is currently a non-executive director of Blue Label Telecoms Limited, Cell C Limited and Palama Industrial Proprietary Limited. He previously held the position of Chairman of Netcare Limited and directorships of Pretoria Portland Cement Company Limited, Goliath Gold Limited, SANPARKS and Computershare Limited. He is a past CEO of Business Unity South Africa NPC and Managing Director of the Black Management Forum NPC. He has served on the King Committee on Corporate Governance charged with reforming corporate governance in South Africa for an extended period of close to a decade. Jerry served as Chief Director of the Department of Home Affairs prior to being appointed Public Service Commissioner in 1999 and later serving on the National Planning Commission and the Presidential Broad-based Black Economic Empowerment Advisory Council. He has also served as Chairman of the Mpumalanga Economic Growth Agency, Mpumalanga Gambling Board and of the State Information Technology Agency (SOC) Proprietary Limited.
Sindiswa Victoria Zilwa (55)
BCompt (Hons), University of South Africa; CTA; CA (SA); CD(SA); Advanced Taxation Certificate, University of South Africa; Advanced Diploma in Financial Planning, University of the Free State; Advanced Diploma in Banking, University of Johannesburg
Sindiswa (Sindi) Zilwa is a Sibanye-Stillwater Independent non-Executive Director and was appointed on 1 January 2021. A chartered accountant by profession, Sindi is an expert in the areas of accounting, auditing and business management. Sindi is also a chartered director (SA) and has vast experience as a director in the public and private sectors, currently serving as a non-executive director of Cell C Limited, Discovery Group, Mercedes-Benz South Africa Limited, Metrofile Limited, Gijima Group Limited and Tourvest Group Proprietary Limited. She is an author of “The ACE Model-Winning Formula for Audit Committees”, formerly used by the Institute of Directors to train audit committee members in South Africa, and the author of “Creating Board and Committee Effectiveness”. She is a member of the South African Institute of Chartered Accountants and Institute of Directors. Sindi was the co-founder and retired Chief Executive Officer of Nkonki Incorporated, having held the position from 1993 to 2016. Her other former non-executive directorships over the past five years included AngloGold Ashanti Limited, Aspen Pharmacare Holdings Limited, Massmart Limited, Consol Holdings Proprietary Limited, Consol Glass Proprietary Limited and Redefine Properties Limited.
Rotation of directors
In accordance with the Company’s Memorandum of Incorporation (MOI), one third of the directors shall retire from office at each AGM. The first to retire are those directors appointed as additional members of the Board, followed by the longest-serving members. The Board, assisted by the Nominating and Governance Committee, can recommend the eligibility of retiring directors (subject to availability and their contribution to the business) for re-appointment. Retiring directors can be immediately re-elected by the shareholders at the AGM. The Directors retiring in terms of the Company’s MOI are Vincent Maphai, Charl Keyter, Tim Cumming and Nkosemntu Nika. All these directors are eligible and offer themselves for re-election.

C-Suite Management
Richard Andrew Stewart (47)
Chief Regional Officer: Southern Africa
BSc (Hons), PhD (Geology), University of the Witwatersrand; MBA, Warwick Business School (UK); PrSciNat
Richard Stewart has held the position of Chief Regional Officer: Southern Africa from 31 May 2022, subsequent to being the Group Chief Operating Officer (COO) from 1 December 2020. Prior to being COO, Richard was the Executive Vice President: Business Development at Sibanye-Stillwater. Richard has more than 22 years’ experience in South Africa’s geological and mining industries and is a Fellow of the Geological Society of South Africa and a Registered Natural Scientist. He joined the Group in 2014, and has contributed significantly to a successful and value-accretive acquisition and growth strategy. Prior to joining Sibanye-Stillwater, he served on the Gold One Executive Committee from 2009, where his last appointment was Executive Vice President: Technical Services. Prior to this Richard served as CEO of Goliath Gold Limited, held management positions at the Council for Scientific and Industrial Research (CSIR) Mining Technology division, Dunrose Trading 186 Proprietary Limited trading as Shango Solutions and Uranium One, and was an investment consultant for African Global Capital Proprietary Limited.
Robert van Niekerk (58)
Chief Technical and Innovation Officer
National Higher Diploma (Metalliferous Mining), Technikon Witwatersrand; BSc (Mining Engineering), University of the Witwatersrand; South African Mine Manager’s Certificate of Competency
Robert van Niekerk was appointed as Chief Technical and Innovation Officer for the Group from 31 May 2022 expanding his previous role as Chief Technical Officer. Previously he served as the Executive Vice President: Group Technical Services (from April 2020), Executive Vice President: SA PGM operations (from July 2017 to April 2020), Divisional CEO: Platinum and Executive Vice President: Organisational Effectiveness. Prior to joining Sibanye-Stillwater (in February 2013), he was the Senior Vice President and Group Technical Head of Mining at Gold Fields. He previously occupied several senior operational and executive management positions at Harmony, Anglo American Platinum Limited (Anglo American Platinum), Uranium One and Gold One. Robert began his mining career in 1982 as a Learner Official and progressed through the ranks at a number of South African underground and surface mining operations locally and outside of South Africa.
Themba George Nkosi (50)
Chief Sustainability Officer
BA Hons (Employment Relations), University of Johannesburg; BTech (Human Resources), Peninsula Technikon; Human Resources Executive Programme, University of Michigan
Themba Nkosi is the Chief Sustainability Officer at Sibanye-Stillwater from May 2022 when his role broadened from being Chief Social Performance Officer with a primary focus on South Africa to Group leadership for ESG and sustainability as part of the C-Suite. Previously, he was appointed on 4 July 2016 as Executive Vice President: Human Capital for the Group and has more than 25 years’ experience across various industries in human resources, corporate affairs, communication, stakeholder management, ESG and sustainability. Prior to joining Sibanye-Stillwater, he was Head: Human Resources, Transformation and Corporate Communications at ArcelorMittal South Africa Limited (ArcelorMittal) from June 2009. He previously occupied several senior management positions at ArcelorMittal and Human Resources Director for sub-Saharan Africa at the PepsiCo Incorporated.
Mika Seitovirta (61)
Chief Regional Officer: Europe
MSc (Econ), University of Vaasa, Finland
Mika Seitovirta was appointed Chief Regional Officer: Europe on 14 December 2021. Mika has gained extensive international experience through his senior leadership roles in global companies across a wide range of industries. He has previously served as CEO of Outokumpu Oyj and Glaston Corporation, as Managing Director of Hartwall Oyj/Scottish & Newcastle PLC and as Executive Chairman of Ferrovan Oy. In addition to his current roles as Executive Chairman of Keliber Oy, and Chairman of Metroauto Oy and K. Hartwall Oy Ab, Mika has also served as a Senior Advisor and Executive Coach for the Boston Consulting Group Inc. Mika’s significant experience in the European automobile industry, including various positions held for more than a decade at Volvo and in the European ferroalloys industry, will prove invaluable to the growth of Sibanye-Stillwater’s battery metals business in Europe.
Lerato Legong (44)
Chief Legal Officer
LLB, University of Pretoria
Lerato Legong is the Chief Legal Officer of Sibanye-Stillwater. He has over 20 years’ experience and has served both in South African and international private practice and as in-house counsel in the mining industry. Prior to joining Sibanye-Stillwater on 16 March 2020, he held management positions at South32 Limited and served as head of legal at the Minerals Council South Africa. He has also held legal positions at Mintails Limited, Anglo Operations Limited and Sasol Oil Proprietary Limited.

Jacob Dawid Mostert (53)
Chief Organisational Growth Officer
Diploma in Labour Relations; MDP (Adv Labour Law); MBA, University of South Africa
Jacob Dawid (Dawie) Mostert is the Chief Organisational Growth Officer of Sibanye-Stillwater. He has more than 25 years’ experience in the mining industry and was appointed on 1 January 2013 as Senior Vice President: Organisational Effectiveness, focused on introducing new operating and business models in support and directing the turnaround at Sibanye-Stillwater post the unbundling from Gold Fields. With Sibanye-Stillwater adopting value creation as its strategic intent and consequently entering the PGM mining sector, he was appointed and accepted the position and role as Executive Vice President: Commercial Services in 2019, and more recently, Executive Vice President: Organisational Growth, focused primarily on leading the organisational culture development strategy and development of business systems that enable the development of top and senior management, senior talent and succession management culminating in future ready leaders. In 2021, Dawie was appointed as Chief Organisation Growth Officer to focus on ensuring that Group’s management structure has been regionalised and optimised in order to deliver on the Group’s growth strategy. Prior to joining Sibanye-Stillwater, he served as Vice President: Commercial Services at Gold One in 2012 and Vice President: Human Capital at Great Basin Gold Limited (Great Basin Gold) from 2006 to 2012. Prior to joining Great Basin Gold in 2006, he was Executive: Organisational Development and Employee Relations at Harmony from 2002 to 2006. Dawie joined Harmony in 1996 as part of the merger and acquisition transformational team playing a leading organisational integration role. During 2001 to 2002 he was appointed Mine Manager at the then Elandsrand mine leading a management team post the integration phase.
Laurent Charbonnier (48)
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
Charles Carter (60)
Chief Regional Officer: Americas
BA (Hons), University of Cape Town; D.Phil, Oxford University
Charles Carter joined the Group on 1 June 2022 as Chief Regional Officer: Americas. He has held executive roles in gold exploration, mining and refining in South Africa, Colombia and the United States during a 25 year career at AngloGold Ashanti Limited prior to joining Sibanye-Stillwater. He is a past chairman of the Denver Gold Group and has been a director of Rand Refinery Proprietary Limited. Executive accountabilities at AngloGold Ashanti Limited included Group Strategy, Corporate Finance and Business Development, Investor Relations and Communications, Global HR, and executive lead for the Colombia business. Charles began his career at Anglo American Corporation and has also worked for RFC Corporate Finance Limited. In addition to his graduate studies, he has also completed management development programmes at the Colorado School of Mines, Kellogg School of Management at Northwestern University and Harvard.

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
The most critical and applicable environmental legislation for the mining industry in South Africa are the MPRDA, the NEMA and the NWA. Under the One Environmental System (OES), which came into effect in December 2014, the DMRE Minister (and thus by delegation, the prescribed officials of the DMRE) is the Competent Authority for all environmental issues within the mining industry, including the approval or rejection of environmental authorisations under the NEMA framework for listed activities pertaining to prospecting and mining operations. The Minister of DFFE is the Appeal Authority for applications/authorisations rejected by the DMRE Minister. Under the transitional arrangement between the MPRDA and the NEMA, all Environmental Management Programmes (EMPRs) previously approved under the MPRDA, are currently deemed to be approved environmental authorisations as if approved under the subsequent NEMA framework. The Constitutional Court recently dismissed a challenge to this principle, although similar challenges have yet to be decided. Proposed amendments to NEMA, discussed below, aim to clarify this legal position.
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
The National Environmental Management Laws Amendment Act 2 of 2022 (NEMLA) was assented to by the President on 22 June 2022. NEMLA will only come into operation upon a future date to be declared by proclamation. NEMLA proposes to amend the NEMA as well as a number of other specific environmental laws, including the NWA, Waste Act and the Air Quality Act. Should NEMLA become law, the following notable amendments will come into force:
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
Carbon Tax
Energy is a significant input and cost to Sibanye-Stillwater’s mining and processing operations, with its principal energy sources being electricity and purchased petroleum products. A number of governments or governmental bodies, including the United Nations Framework Convention on Climate Change (UNFCCC), have introduced or are contemplating regulatory changes in response to the potential impact of climate change, including in jurisdictions in which Sibanye-Stillwater operates.
To give effect to the UNFCCC, the 2015 Paris Agreement and the Nationally Determined Contributions (NDCs) towards the set targets, the South African government introduced a carbon tax under the Carbon Tax Act with effect from June 2019. The carbon tax was designed to fix liability on the person who conducts an activity in South Africa that results in GHG emissions above a certain threshold. The carbon tax design requires the calculation of liability to be based on the sum of GHG emissions, which results from fuel combustion, industrial processes and fugitive emissions. Taxpayers must determine emissions in accordance with the reporting methodology approved by the DFFE. For further information regarding Carbon Tax, see Risk Factors—Regulation of greenhouse gas emissions may materially adversely affect Sibanye-Stillwater’s operations.

The final carbon tax liability is determined by its gross GHG emission output as reported on in terms of the GHG reporting regulations and the extent to which it is able to make use of the full suite of allowances that are built into the carbon tax design. The net GHG emissions (gross GHG emissions less applicable allowances) is then multiplied by the applicable carbon tax rate to determine its carbon tax liability.
In addition to the number of other allowances, Sibanye-Stillwater is allowed to offset its GHG emissions. In November 2019, the South African government introduced the Carbon Offset Regulations, which outline the eligibility criteria for offset projects (which includes certain types of renewable energy, energy efficiency and on-site co-generation projects) and the procedures for claiming offset allowances. Companies are allowed to use carbon offsets to a maximum of 10% of their total GHG emissions to reduce their tax liability. For carbon offsetting projects that are within the scope of the Carbon Tax Act, the offset allowances must be used within the first phase (which initially expired on 31 December 2022 but was extended to 31 December 2025), except for qualifying renewable energy projects. For all other projects, the offset allowances can be used until the end of the utilisation period as stipulated in the Carbon Offset Regulations. Other features of the Carbon Offset Regulations include the exclusion of temporary credits, clarification that offset allowances are non-transferable and a specification of the tax period for which the offset allowance will be used.
It is expected that Sibanye-Stillwater’s carbon tax liability will increase with Phase 2 of the carbon tax implementation (planned for 2026), during which the carbon tax rates will increase and some or all of the Phase 1 carbon tax allowances are anticipated to gradually fall away. The Carbon Offset Regulations also propose a higher carbon tax rate of R640/tCO2e will apply to the portion of GHG emissions which exceed the mandatory carbon budget which will be allocated to companies under the Climate Change Act when it is passed into law. The higher rate of carbon tax will be included in the Carbon Tax Act once the Climate Change Bill is passed into law.
The implementation and roll-out of Sibanye-Stillwater’s Energy and Decarbonisation Strategy, which includes the introduction of renewable energy in the form of solar and wind into Sibanye-Stillwater's energy mix, is expected to reduce its Scope 2 emissions, which in turn is anticipated to reduce the financial impact of its indirect exposure to carbon tax in its supply chain.
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
Waste Act
The Waste Act, among other things, regulates the identification, investigation, remediation, rehabilitation and inventorying of contaminated land. Though historically under the scope of the MPRDA’s mineral laws, as of December 2014, residue deposits and residue stockpiles became subject to regulation under the Waste Act, and accordingly, waste management licences for activities relating to their establishment and reclamation became required. Regulations regarding the Planning and Management of Residue Deposits and Stockpiles (MRDS) were published in July 2015, which had financial implications for the management of residue deposits and residue stockpiles since they imposed various classifications and associated liner requirements for new residue deposits and residue stockpiles. Due to the onerous nature and the anticipated financial impact these regulations would have on industry with little or no benefit from a pollution control/containment perspective, the regulations were amended in September 2018 to provide for a case-by-case analysis of the pollution control measures required for residue stockpiles and residue deposits. In addition, NEMLA introduced key changes including amending the definitions of “residue deposits”, “residue stockpiles” and “waste”, such that these items no longer fall within the scope of the Waste Act and instead become subject to the NEMA. This development is considered beneficial to the industry from a technical and legal perspective given the existing regulation of MRDS in legislation other than the Waste Act.
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

Water Use
Under South African law, mining operations are subject to water use licences and/or authorisations that govern each operation’s water usage and that require, among other things, mining operations to achieve and maintain certain water quality limits regarding all water discharges. The NWA provides for the management of all surface and groundwater resources including the protection of the water systems for ecological requirements. The NWA as well as the associated notices published in relation to the Act provide for conditions that must be adhered to and dictate the requirements for water use authorisation for various water uses that contain activity specific requirements based on the specialist information submitted by means of the application process. Sibanye-Stillwater has obtained and/or applied for these water use licenses. See also Risk Factors—Risks related to ESG—Sibanye-Stillwater’s operations are subject to water use and waste regulations, which could impose significant costs and burdens.
Biodiversity Act
The Biodiversity Act aims to protect the natural diversity within South Africa, particularly threatened and endangered species, as well as the protection of essential ecosystems and the associated services. The Biodiversity Act necessitates certain management requirements and permits.
National Nuclear Regulator Act
Sibanye-Stillwater undertakes activities which are regulated by the NNR Act. The NNR Act requires Sibanye-Stillwater to obtain authorisation from the National Nuclear Regulator and undertake activities in accordance with the conditions of such authorisations. Each of Sibanye-Stillwater’s South Africa gold operations possesses and maintains a Certificate of Registration as required by the NNR Act.
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
Health and Safety
Mining health and safety performance is regulated by the South African Mine Health and Safety Act, 1996 (MHSA). The MHSA, among others, requires the employer to ensure, as far as reasonably practicable, that operating mines provide and maintain a safe and healthy working environment. For non-operating mines where no closure certificate has been issued, the employer must take reasonable steps to continuously prevent injuries, ill-health, loss of life or damage of any kind. Employees have the right to refuse to perform hazardous work or enter into an unsafe working place. The MHSA describes the powers and functions of the Mine Health and Safety Inspectorate (MHSI), within the jurisdiction of the DMRE, as part of the process of enforcement.
As legally required, all employees are represented in formal joint management/worker health and safety committees, through their representatives, to help monitor and advise on occupational health and safety programmes.
In terms of the MHSA, an employer is obligated, among others, to ensure, as far as reasonably practicable, that mines are designed, constructed and equipped to provide conditions for safe operation and a healthy working environment, and the mines are commissioned, operated, maintained and decommissioned in such a way that employees can perform their work without endangering their health and safety or that of any other person. Every employer must ensure, as far as reasonably practicable, that people who are not employees, but who may be directly affected by the activities at a mine, are not exposed to any health and safety hazards. If there is reason to believe that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person, the MHSA authorises MHSI inspectors to restrict or stop, partially or wholly, operations at any mine or a workplace, and require an employer to take steps to rectify the occurrence, practice or condition before such restriction or stoppage can be lifted. The principal safety risks associated with mining operations in South Africa include technical complexity, depth of operations, intensity of labour, the narrow nature of ore body and mature mines.
The principal health risks arise from occupational exposure to silica dust, noise, heat and certain hazardous chemicals. The most significant occupational diseases affecting Sibanye-Stillwater's workforce include lung diseases such as silicosis, TB, a combination of both, and COAD, as well as NIHL.
The Occupational Diseases in Mines and Works Act, 1973 (ODMWA) governs compensation paid to mining employees who contract certain occupational illnesses, such as silicosis. The South African Constitutional Court has ruled that a claim for compensation under ODMWA does not prevent an employee from seeking compensation from an employer in a civil action under common law (either as individuals or as a class). In 2018, the Gold Working Group, including Sibanye-Stillwater, agreed to the Settlement Agreement, which was approved by the Gauteng High Court in Johannesburg, to compensate all eligible workers (or their surviving relatives) suffering from silicosis who worked in the Gold Working Group companies’ mines from 12 March 1965 to the date of the Settlement Agreement. The terms of the Settlement Agreement are confidential. For additional information see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 31: Occupational healthcare obligation.
A failure to comply with MHSA is a criminal offence for which an employer, or any responsible person, may be charged and, if successfully prosecuted, be fined or imprisoned, or both. The MHSI also has the power to impose administrative fines upon an employer in the event of a breach of the MHSA. The maximum administrative fine that may be imposed is R1 million per transgression.
Mining Rights
The MPRDA
Under the MPRDA, which came into effect in 2004, prospecting rights may be granted for an initial maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years, and can be renewed upon application for further periods, each of which may not exceed 30 years. A wide range of factors and principles will be considered by the DMRE Minister when exercising his discretion whether to grant these rights. A prospecting or mining right can be suspended or cancelled if the holder conducts prospecting or mining operations in breach of the MPRDA, a term or condition of the right or an environmental management plan, programme or environmental authorisation (as may be applicable), or if the holder of the right submits false, incorrect or misleading information to the DMRE. The MPRDA sets out a process which must be followed before the DMRE Minister is entitled to suspend or cancel the prospecting or mining right.
All Sibanye-Stillwater’s SA operations have been granted their new-order mining rights.
The MPRDA empowers the DMRE Minister to develop a Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry to set the framework, targets and timetable for effecting entry of HDSAs into the mining industry and to allow such South Africans to benefit from the exploitation of the country’s mineral resources.
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
In March 2020, the DMRE Minister published amendments to the MPRDA (Amended MPRDA Regulations). The amendments include, among other things:
•expansion of the definition of interested and affected parties who may be impacted by the proposed or existing prospecting or mining operation to include host communities, landowners (traditional and title deed owners); traditional authority; land claimants; lawful land occupier; holders of informal land rights; the Department of Agriculture, Land Reform and Rural Development; any other person (including on adjacent and non-adjacent properties) whose socio-economic conditions may be directly affected by the proposed prospecting or mining operation; the local municipality and the relevant Government Departments, agencies and institutions responsible for the various aspects of the environment and for infrastructure which may be affected by the proposed project;
•requirement of “meaningful consultation” with interested or affected parties in applying for mining rights, including giving such parties a reasonable opportunity to provide comments in respect of the land subject to the application about the impact the prospecting or mining activities would have to his right of use of the land in order to enable the parties to make an informed decision regarding the impact of the proposed activity;
•introduction of a new requirement that mining companies be obliged to publish SLPs relating to their operations in English and one other dominant official language commonly used in the mine community on its website, in local newspapers, as well as in certain offices and libraries within 30 days of approval, and the availability and content of the approved SLP must be announced, where feasible, on local radio stations and in relevant news outlets;
•repeal of regulations that have been incorporated into NEMA and the Environmental Impact Assessment Regulations, 2014 (EIA Regulations);
•amendments to require mining right holders to prepare closure reports in accordance with the provisions of NEMA and the EIA Regulations; and
•introduction of new procedures for lodging internal appeals in terms of section 96 of the MPRDA which overhauls the appeal procedure provided in the MPRDA.
Geoscience Regulations
On 30 March 2022, the DMRE Minister published the Geoscience Act Regulations 2022 (Geoscience Regulations) to manage and promote mineral exploration, knowledge and investment in South Africa. The Geoscience Regulations establish the Council for Geoscience (CGS), to which it is mandatory for mining and exploration companies to submit certain geoscience data related to their prospecting and reconnaissance activities, as applicable. It also places an obligation on owners of onshore and offshore geoscience data, and information not related to prospecting and reconnaissance, to submit geoscience data and information to the CGS. The interpretation of the Geoscience Regulations may be subject to dispute in future and could impose significant costs and burdens on Sibanye Stillwater’s business if found to be applicable to mining operations held under its mining rights in South Africa. It may also impact Sibanye-Stillwater’s business given the proprietary nature of the data and information.
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
For further information on the 2018 Mining Charter see —Sibanye-Stillwater’s mining rights are subject to legislation, which could impose significant costs and burdens and which impose certain ownership requirements, the interpretation of which is the subject of dispute.
While the constitutional and legislative processes required for the amendments to the MRPDA may be lengthy, to the extent necessary to comply with legislative changes, Sibanye-Stillwater may in the future be required to adjust the ownership structure of the company’s mining assets in order to meet B-BBEE requirements, which may be prescribed by law at such time. Sibanye-Stillwater may also incur significant costs or have to issue additional shares as a result of changes in the interpretation of existing laws and guidelines or the imposition of new laws relating to HDSA ownership requirements, which may have a material adverse effect on Sibanye-Stillwater’s business, operating results and financial condition.
The Broad-Based Black Economic Empowerment Act, 2003 (B-BBEE Act) and the Broad-Based Black Economic Empowerment Amendment Act, 2013 (B-BBEE Amendment Act)
The B-BBEE Act established a national policy on broad-based black economic empowerment with the objective of increasing the participation of HDSAs in the economy. The B-BBEE Act provides for various measures to promote black economic empowerment, including empowering the Minister of Trade, Industry and Competition to issue the Codes of Good Practice for Broad based Black Economic Empowerment (B-BBEE Codes), with which organs of state and public entities and parties interacting with them or obtaining rights and licences from them would be required to comply. There has been some debate as to whether or to what extent the mining industry was subject to the B-BBEE Act and the policies and codes provided for thereunder, which apply generally to other industries in South Africa. The B-BBEE Act and the B-BBEE Codes do not require the DMRE to apply the B-BBEE Codes when determining the qualification criteria for the issuing of mining rights, nor do they require that the DMRE apply the B-BBEE Codes as a requirement for the retention of existing mining rights. The B-BBEE Codes will nevertheless apply to mining companies if they wish to be scored for the purpose of contracting with state institutions. B-BBEE also has a cascading effect, even where a particular company does not interact with the South African government or the public sector. In order to score highly on the procurement element of the scorecard, companies need to ensure that as many of their service providers as possible also score highly on the scorecard and will, therefore, give preference to service providers who have good B-BBEE credentials.
In addition, whilst compliance with the B-BBEE Codes is more often a commercial imperative as opposed to a legal one, a public company listed on the JSE must annually submit a compliance report (in terms of section 13G(2) of the B-BBEE Act) to the B-BBEE Commission in the prescribed form, within 30 days of the approval of the audited financial statements and annual report or 90 days after the end of the financial year.
In 2014, the B-BBEE Amendment Act, 2013 was brought into operation. The B-BBEE Amendment Act inserted a new provision in the B-BBEE Act, whereby the B-BBEE Act would trump the provisions of any other law in South Africa which conflicts with the provisions of the B-BBEE Act, provided such conflicting law was in force immediately prior to the effective date of the B-BBEE Amendment Act. The B-BBEE Amendment Act also stipulates that this provision would only be effective one year after the B-BBEE Amendment Act is brought into effect. This provision came into effect on 24 October 2015 and, on 27 October 2015, the Minister for Trade, Industry and Competition published a government gazette notice declaring an exemption in favour of the DMRE from applying the requirements contained in section 10(1) of the B-BBEE Act for a period of 12 months. The exemption can be read as confirmation that the Department of Trade, Industry and Competition sees the B-BBEE Codes as “applicable” to the Mining Industry after the exemption was lifted on 27 October 2016. It is not clear whether the DMRE is likely to continue implementing the Mining Charter in its current form or whether it will apply the B-BBEE Act and follow the B-BBEE Codes.
This raises the question of whether the B-BBEE Act and the B-BBEE Codes may overrule the Mining Charter (which for the purposes of comparison with the B-BBEE Act, would include later iterations of the Mining Charter) in the future. There is no clarity on this point at this stage. The revised Broad-Based Black Economic Empowerment Codes of Good Practice (the Revised BEE Codes) were published on 11 October 2013 and became effective on 1 May 2015. Both the B-BBEE Amendment Act and the Revised BEE Codes expressly stipulate that where an economic sector in South Africa has a sector code in place for BEE purposes, companies in that sector must comply with the Sector Code. For purposes of the B-BBEE Act, the Mining Charter (as amended) is not a Sector Code. It is not clear at this stage how the Mining Charter and Revised BEE Codes relate to each other. On 17 February 2016, the Minister of Trade, Industry and Competition published a gazette notice which repealed and confirmed the validity of a number of Sector Codes. The omission of the Mining Charter from the notice can be interpreted as confirmation that the Mining Charter is not contemplated as a Sector Code. This supports the interpretation that the B-BBEE Act was not intended to trump the Mining Charter. While it remains to be seen how this will be interpreted, it appears that the B-BBEE Act and the BEE Codes will not overrule the Mining Charter in the future. However, this remains undetermined in law and may be resolved through either government clarification or judicial intervention.
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
Draft Mine Community Resettlement Guidelines, 2019
The DMRE Minister published the Draft Mine Community Resettlement Guidelines, 2019 (Guidelines) for public comment on 4 December 2019. Some of the key provisions of the Guidelines are as follows:
•the Guidelines will apply to both applicants and existing holders of mining rights, prospecting rights and mining permits in terms of the MPRDA where prospecting or mining activities will have the effect of displacement or resettlement of the affected parties; and
•the Guidelines require applicants and holders to make provision for development of a Resettlement Plan, Resettlement Action Plan and Resettlement Agreement. Furthermore, the Guidelines provide that no mining activity shall commence until a Resettlement Agreement is reached on the appropriate amount of compensation as a result of resettlement of the affected parties. An applicant or holder, where feasible, must provide financial assistance to affected parties. The Guidelines also envisage a “party to party dispute resolution process” that must be invoked prior to embarking on the regional manager-led process in section 54 of the MPRDA.
Employment Equity Amendment Act, 2022
In April 2023, President Cyril Ramaphosa signed into law the Employment Equity Amendment Act, 2022 (EEAA). The EEAA, which has not yet come into force, amends the existing Employment Equity Act, 1998 with new measures to promote diversity and equality in the workplace. The key aspects of the EEAA includes the introduction of sectoral numerical targets, as set by the South African Minister of Employment and Labour, the purpose which is to ensure the equitable representation of people from designated groups (historically disadvantaged groups of people based on race, gender and disability) at all occupational levels in the workforce. Sibanye-Stillwater will be required to comply with any sectoral targets set by the South African Minister of Employment and Labour as well as the EEAA more broadly, and will be subject to penalties for non-compliance.
The Royalty Act
The Mineral and Petroleum Resources Royalty Act, 2008 (Royalty Act) imposes a royalty on refined and unrefined minerals payable to the South African government.
The royalty in respect of refined minerals (which include gold and PGMs, where PGMs are refined and smelted to a 99.9% purity) is calculated by multiplying the gross sales of the refined mineral during the year of assessment by the percentage determined by dividing EBIT by the product of 12.5 times gross sales, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% of revenue is applicable in respect of refined minerals.
The royalty in respect of unrefined minerals (including PGMs) is calculated by multiplying the gross sales of the unrefined mineral during the year of assessment by the percentage determined by dividing EBIT by the product of 9 times gross sales, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 7% of revenue is applicable in respect of unrefined minerals.
Sibanye-Stillwater currently pays a royalty based on the refined and unrefined minerals royalty calculation as applied to its gross sales.
The South African Minister of Finance appointed the Davis Tax Committee to investigate and review the current mining tax regime. The committee’s first interim report on mining, which was released for public comment on 13 August 2015, proposed no changes to the royalty regime but recommended the discontinuation of the upfront capital expenditure write-off regime in favour of an accelerated capital expenditure depreciation regime. In addition, the report recommended retaining the so called “gold formula” for existing gold mines only, as new gold mines would be unlikely to be established in circumstances where profits are marginal or where gold mines would conduct mining of the type intended to be encouraged by the formula. The committee also recommended the phasing out of additional capital allowances available to gold mines in order to bring the gold mining corporate income tax regime in line with the tax system applicable to all taxpayers. In November 2017, following a period of public comment, the Davis Tax Committee issued its final report which largely reaffirmed its initial recommendations. The South African

National Treasury will continue to consider the Davis Tax Committee’s final recommendations. It is not clear at this stage which, if any, of the recommendations will be adopted as legislation in the future. For further information regarding the Davis Tax Committee’s final recommendations, see —Sibanye-Stillwater is subject to the imposition of various regulatory costs, such as income taxes and royalties, changes to which may have a material adverse effect on Sibanye-Stillwater’s operations and profits.
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
Transfers of funds from South Africa for the purchase of shares in offshore entities or for the creation or expansion of business ventures offshore require exchange control approval. However, if the investment is a new outward foreign direct investment (minimum 10% interest) where the total cost does not exceed R5 billion per company per calendar year, the investment application may be processed by an authorised dealer, subject to all existing criteria and reporting obligations.
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
Sibanye-Stillwater is also subject to GHG reporting requirements for specified large GHG emission sources in the United States. Portions of Sibanye-Stillwater’s US PGM operations hold a Title V Major Air Quality Permit, which requires Sibanye-Stillwater to annually calculate the GHG emissions from the US PGM operations and compare these amounts against reporting thresholds. Because current levels are well below reporting thresholds, the Sibanye-Stillwater’s US PGM operations are not currently required to report GHG emissions. Additionally, the assessment of GHG emissions is becoming an increasingly important part of NEPA assessments, particularly with the restoration of previously modified NEPA regulations in April 2022, and as a result, Sibanye-Stillwater may be required to mitigate its GHG emissions in connection with any future NEPA review.
President Biden has made climate change a central focus of his administration. In addition to re-entering the Paris Agreement on 20 January 2021, the Biden administration issued an executive order directing all federal agencies to review and take action to address any federal regulations, orders, guidance documents, policies and any similar agency actions promulgated during the prior administration that may be inconsistent with the administration’s policies. As a result, it is unclear the full extent to which certain recent regulatory developments may be modified or rescinded. The executive order also established the inter-agency working group, which is called on to, among other things, develop methodologies for calculating the “social cost of carbon,” “social cost of nitrous oxide” and “social cost of methane”.
In 2022, the SEC proposed rule changes that would require SEC registrants, including Sibanye-Stillwater, to significantly expand their climate-related disclosures, including disclosing the impact of climate-related events (severe weather events and other natural conditions) and transition activities on the line items of a registrant’s consolidated financial statements, as well as on the financial estimates and assumptions used in the financial statements. The consultation period is closed, and a final rule is expected in 2023. The timing around the final new SEC climate-related disclosure requirements is uncertain at this stage.
Clean Air Act
In the United States, Sibanye-Stillwater’s US PGM operations are subject to the federal Clean Air Act and comparable state and local laws and regulations. These laws and regulations regulate emissions of air pollutants from various industrial sources, including ventilation exhaust, rock crushing activities, and mill processing used at Sibanye-Stillwater’s US PGM operations’ mines as well as smelting and refining stack emissions from its processing operations, and also imposes various monitoring and reporting requirements. For example, the smelting and refining operations are subject to particulate matter, carbon monoxide and nitrogen oxide limits under the federal New Source Performance Standards (NSPS), in addition to stringent sulphur dioxide (SO2) limits at the Sibanye-Stillwater’s US PGM smelting operations.
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
Water Discharges
In the United States, Sibanye-Stillwater’s US PGM operations are subject to the federal Clean Water Act and analogous state laws that impose restrictions and strict controls on the discharge of pollutants into waters, and construction activities in waters and wetlands. The scope of these regulated waters has been subject to controversy in recent years, culminating in the issuance of a revised definition of “waters of the United States” by the EPA in December 2022, which exerts federal jurisdiction under the Clean Water Act over traditional navigable waters, the territorial seas, interstate waters, as well as upstream water resources that significantly affect those waters. In addition, certain state regulations and the general permits issued under the Federal National Pollutant Discharge Elimination System program prohibit the discharge of pollutants and chemicals. Spill prevention, control and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of regulated waters in the event of a tank spill, rupture or leak.
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
During 2015, Sibanye-Stillwater’s US PGM operations completed renewal of water discharge permits at both its Stillwater and East Boulder mines. In 2020, these permits were administratively extended until mid-2023, at which time these permits will be renewed. These renewed permits include more stringent water quality discharge limits including a compliance schedule for Sibanye-Stillwater’s US PGM operations to meet compliance with the new permits.
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
Diesel Particulate Matter
In an effort to protect the health of employees Sibanye-Stillwater’s US PGM operations employs various measures to comply with the MSHA’s limits on diesel particulate matter (DPM) exposure for underground miners. These measures include using catalytic converters, filters, and enhanced ventilation regimens, modifying certain mining practices underground that tend to create concentrations of DPM, and utilising various blends of biodiesel fuel.
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
Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act), each operator of a coal or other mine is required to include certain mine safety results within its periodic reports filed with the SEC. In accordance with the reporting requirements included in Section 1503(a) of the Dodd-Frank Act and Item 104 of Regulation S-K (17 CFR 229.104), the required mine safety results regarding certain mining safety and health matters for each of Sibanye-Stillwater’s mine locations that are covered under the scope of the Dodd-Frank Act are included in Exhibit 16 Mine Safety Disclosures of this Annual Report on Form 20-F. In 2022, Sibanye-Stillwater received a total of 36 violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under section 104 of the FMSH Act. See Exhibit 16 Mine Safety Disclosures of this Annual Report on Form 20- F for more information.
Europe
Environmental
Overview
The national environmental protection legislation in Finland is strongly linked to EU legislation. In general, the EU Regulations are binding legislative acts. While EU directives set out goals that all EU members must achieve, it is up to individual countries to enact local laws to reach these goals.
Finland
Environmental

The most important instrument in environmental legislation is the Environmental Protection Act (57/2014), which requires an environmental permit for activities that pose a risk of pollution. There are also various permit, notification, and registration procedures to ensure activities are carried out in a manner that is responsible and environmentally friendly.
Land use and nature conservation are outside of the scope of the Environmental Protection Act and regulated separately. The Water Act (587/2011) governs the use and construction of water and the Waste Act (646/2011) guides waste management and the recovery of waste.
In addition to environmental legislation, the prevention of accidents and other pollution incidents is regulated by chemicals legislation. Parties are liable to restore the environment if damage occurs, however, a supervisory authority may initiate measures to restore the polluted environment. Compensations for damage, as well as the costs of restoration work, is governed by the Act on Compensation for Environmental Damage (737/1994). Additionally, there is a statutory environmental damage insurance used to compensate damages. The EU Environmental liability Directive (2004/35/EC) has been enforced in the Finnish national legislation through the Act on the Remediation of Certain Environmental Damages (383/2009), amendments to the Nature Conservation Act (1096/1996) and the Water Act.
Environmental Impact Assessment and Environmental Permitting
Environmental Impact Assessments (EIA) in Finland are regulated through the Act on Environmental Impact Assessment Procedure (252/2017, as amended) and the Decree on Environmental Impact Assessment Procedure (277/2017, as amended). Projects that require an EIA are large scale projects expanding in the long term and can possibly have significant environmental impacts. As part of the EIA procedure, the impact of the project is assessed at the preparation stage before any decisions are made and when the forthcoming solutions can still be influenced. The planned Keliber mining operations, concentrator and chemical plant are regarded as operations that require an EIA to be undertaken before the environmental and/or water permit can be applied for and issued.
The Environmental Permit applications are submitted to the Regional State Administrative Agency (AVI). In case a water permit is needed, it is granted in connection with the environmental permit. The average processing time for permit applications is ten months, which includes a public hearing time of 30 days. During the 30-day period, concerned parties can submit their opinions about the permit application to municipalities. The Centre for Economic Development, Transport, and the Environment (ELY centre) and the Finnish Safety and Chemicals Agency (Tukes) are also requested to submit their official statement about the permit application. The applicant is then given time to respond to the opinions and statements. In addition to this it is usual for AVI to request supplements to the application.
After AVI has issued its environmental permit decision there is a 30-day appeal period for concerned parties to appeal the decision to the Vaasa Administrative Court. The Court reviews appeals and provides the permit applicant time to respond to the appeals. It may take one to two years for the Administrative Court to make its decision. After the Vaasa Administrative Court decision, there may be a possibility to make a complaint to the Supreme Administrative Court (SAC), which first reviews the appellate decision and then decides whether it will hear the appeals. If appeals are allowed by the SAC, the decision-making time is one to two years. Therefore, the acquisition of a valid environmental permit may take up to four to five years.
During 2022, legally valid environmental permits for the Syväjärvi mine and Kokkola Lithium Hydroxide Refinery were acquired. The permitting authority also gave a permit decision for the Rapasaari Mine and Päiväneva concentrator in December, which are still open to appeals.
Air pollution control
The Finnish national legislation for air pollution control covers both ambient air quality limits and air pollutant emission limits. The limits and targets for ambient air quality are based on the Air Quality Directive (2008/50/EC) and Directive relating to arsenic, cadmium, mercury, nickel and polycyclic aromatic hydrocarbons in ambient air (2004/107/EU) that have been implemented by a Government Decree (113/2017). Emission reduction is based on EU Directives that are primarily implemented by the Environmental Protection Act and emission limits for operations are defined in environmental permits.
Nature Conservation and Biodiversity
The Finnish Constitution states that nature, its biodiversity, the environment and the national heritage are the responsibility of everyone. The public authorities shall endeavour to guarantee for everyone the right to a healthy environment and for everyone the possibility to influence the decisions that concern their living environment. The Nature Conservation Act (1096/1996) governs the conservation needs, preserving the diversity of nature in Finland and incorporates the legislation that is necessary for establishing the Natura 2000 Network, which is a network of protected areas in the European Union that aims to ensure the survival of Europe’s most valuable and threatened species and habitats. In Finland, the environmental permit imposes regulations and requirements for the monitoring and protection of directive species of flora and fauna at operational site surroundings and within the potential impact zone.
The Natura assessments are included in the Environmental Impact assessment if needed. The Vionneva Natura site (code FI1000019) is close to the Rapasaari Mine and a separate Natura assessment has been made for it. At Kokkola, the Rummelön-Harrbådan Natura area (code FI1000003) is located over 2 kilometres from the Lithium Hydroxide Chemical Refinery and no separate assessment was needed.
Land Use Planning

The Finnish land use planning system has three levels: the regional plan, the general master plan/partial general master plan and the local detailed plan. Regional planning considers national goals and combines them with regional and local goals related to land use. It sets out the principles of land use and community structure and designates areas as necessary for regional development. The plan is used as a guideline when drawing up municipal plans and organizing land use. The Ostrobothnia provincial plan is currently being updated. The status of the provincial (regional) plan does not impact the Project and does not hinder it.
The general master plan or partial general master plan indicates the general principles of land use in the municipality or in a particular area within the municipality. The master plan steers the drawing up of local detailed plans. Local detailed planning is based on the Land Use and Building Act 132/1999. A local detailed plan is a detailed description of what, and on what principles, will be built in a particular area and how the area will otherwise be used. If the local detailed plan is drawn to an area of two or more municipalities, all municipality councils need to approve it for the plan to become valid.
A partial general master plan needs to be done and approved for Syväjärvi, Rapasaari, Outovesi and Länttä before the start of mining operations. Mining sites Syväjärvi, Rapasaari, Outovesi and Länttä are spread over three different municipalities (Kokkola, Kaustinen, Kruunupyy), and therefore partial general land use plans must be approved by all municipalities. A municipality can only approve a land use plan on its land: Kokkola approves Länttä and parts of Syväjärvi and Rapasaari land use plans. Kaustinen approves Outovesi and parts of Syväjärvi and Rapasaari land use plans. The plans became legally valid for all but Länttä area in 2022.
A local detailed plan will be needed when a building is erected. The detailed plan for Päiväneva and Rapasaari area became legally valid in 2022.
Waste Management and Circular Economy
The Finnish national legislation governing waste management consists of Waste Act (646/2011), Environmental Protection Act (86/2000) and Government Decrees enacted under them: the Government Decree on Extractive Waste (190/2013) and the Waste Decree (179/2012). In addition to these, Finland has prepared a Strategic Programme for Circular Economy that sets out objectives and indicators for the use of natural resources. The programme includes economic incentives such as increased tax for landfilled waste and a tax for extracting minerals, but also financing for circular economy solutions.
Keliber has waste management plans for each site as part of environmental permit applications. The plan indicates the types of waste fractions and estimated amounts of waste generated during operations. The plan sets out ways to recycle waste and operators who handle different waste fractions. The waste management plan will be updated before commencing operations and reviewed annually during operation. Waste management includes record keeping of all waste generated. It must be annually reported to the supervising authority through an electronic log system.
Climate Change Legislation
Climate change legislation is mainly based on the obligations from the UN’s Climate Convention and EU regulations such as the EU’s Emission Trading System Directive (2003/87/EC), EU Directive on the Geological Storage of CO2 (2009/31/EC). The Climate Change Act (423/2922) governs climate change policy planning and related monitoring setting also the national climate objectives.
Keliber has started assessing the life cycle impact of its products and operations. Climate change scenarios are also considered in the planning of the operations.
Health and Safety
Dam Safety
The Dam Safety Act (494/2009) aims to ensure dam safety during its life cycle and covers planning, construction, maintenance, and operation phases. The Kainuu Centre for Economic Development, Transport, and the Environment (ELY) officially supervises dam safety, except emergency and rescue procedures which are supervised by rescue authorities. A statement regarding dam safety from the supervising authority (Kainuu ELY) is required as part of the environmental permit application if the project contains dams covered by this legislation.
The waste and tailings ponds at Päiväneva concentrator area are covered by dam safety legislation and the statement from the supervising authority was included in the environmental permit application.
Chemical Safety
The legislation concerning chemicals is mainly regulated at the EU level. The Seveso III Directive (2012/18/EU) covers major-accident hazards involving dangerous substances. The REACH regulation (1272/2008 EC) governs the chemicals market and production, registration, evaluation, authorization, and restriction. The CLP Regulation (1272/2008) covers the classification, labelling and packaging of chemicals. The Seveso III Directive is implemented in Finnish legislation through the Act on the Safe Handling and Storage of Dangerous Chemicals and Explosives (390/2005). The CLP and REACH regulations are covered in the Chemicals Act (599/2013). Large-scale chemical storage and handling operations need a permit granted by the Finnish Safety and Chemicals Agency.
Of Keliber’s operations, the Päiväneva concentrator and Kokkola Lithium Hydroxide Refinery will need an operating permit to handle and store dangerous chemicals. The products and by-products that are not classified as waste will need to be registered according to the REACH regulation.

Fire Safety
The Rescue Act (379/2011) imposes the duties of various parties to prevent, prepare for and limit the consequences of fires and accidents. All Keliber workplaces in Finland have a rescue plan as required. The requirements for constructions, such as emergency exits and access roads, civil defence shelters and alarms are implemented in the construction permit.
Occupational Safety
The Occupational Safety Act (738/2002) applies to all work carried out in an employment contract and leased labour. It also applies to contractors. The Government Decree on the Safety of Construction Work (2005/2009) enacted under this Act sets further requirements for construction projects. The Act on the Contractor’s Obligations and Liability when Work is Contracted Out (1233/2006) aims to ensure observance of the terms of employment and imposes an obligation on the client to ensure the contracting partner’s compliance.
Mining Rights
Mining and exploration permitting
The Mining Act (621/2011) governs the exploration and exploitation of a deposit, gold panning in state-owned area, termination of related operations and the proceedings for establishing the mining area. The objective of the Mining Act is to promote mining and ensure that social, economic, and ecological sustainability is considered in operations. Finnish Safety and Chemicals Agency (TUKES) acts as the mining authority referred to in the Mining Act and monitors compliance with it. All mines in Finland require a mining permit and a mining safety permit from TUKES. The proceedings establishing a mining area give the holder of a mining permit (or the holder of a redemption permit for a mining area) use of the mining area for mining operations. The National Land Survey of Finland (NLS) initiates the proceedings to establish a mining area once TUKES has granted a mining permit. The compensations for landowners are defined in this process.
If the handling and storing of dangerous chemicals and explosives on site is considered large-scale, a separate permit for handling and storing chemicals from TUKES is also needed. Exploration activities need a permit from TUKES if activities are conducted on land owned by another landowner and when the activities are outside of the scope of prospecting work defined in the Mining Act. The exploration permit does not authorize exploitation, but the permit holder has a priority for the mining permit.
Keliber holds legally valid mining permits for the Syväjärvi and Länttä mines and a mining safety permit for the Syväjärvi mine. The Rapasaari mining permit has been granted but is under appeal process.
France
Environmental
In France, relevant instruments in environmental legislation can be found in the Environmental Code. Both the “environmental liability regime” (responsabilité environnementale) and the “environmental harm regime” (préjudice écologique) can apply where damage to the environment occurs.
The environmental liability regime is regulated under the Environmental Code. Under the environmental liability regime, an operator which causes specific damage to the environment (including, for example, contamination of soil, contamination of water, impact on protected species) is responsible for remediation, even in the absence of fault or negligence. The operator is any individual or legal entity who effectively exercises or controls, on a professional basis, a lucrative or non-lucrative economic activity. If the remediation measures are not carried out, administrative sanctions (such as consignment, compulsory execution, suspension, administrative fine, penalty payment) and criminal sanctions (fines up to EUR 500 000 for companies) may be imposed.
The environmental harm regime is a tortious liability regime under the Civil Code. Under the environmental harm regime, any person responsible for an environmental harm is under an obligation to repair it, even in the absence of fault or negligence. The sanctions may consist of preventive measures and compensation. Compensation is primarily in kind. If compensation-in-kind measures are impossible or insufficient, the judge may order the person responsible for the environmental harm to pay damages).
In addition, under the classified facility for the protection of the environment regime (installation classée pour la protection de l’environnement, “ICPE”), the last operator of the site is under a site remediation obligation upon decommissioning/cessation of operations (liability of the last operator of the site for the remediation obligations, and alternatively, of the landowner, but only in case of negligence or if it has caused the pollution, see below).
A specific waste regime detailed below may also apply.
In some cases, liabilities under civil law may also be relevant (such as “fault liability” (responsabilité pour faute), or “liability for the action of things” (responsabilité du fait des choses) or a liability for abnormal neighbourhood disturbance (trouble anormal de voisinage)). Under the fault liability regime, any act which causes damage to another person (whether legal or natural), obliges the person at fault to repair such damage. Under liability for the action of things regime, one is responsible not only for the damage caused by one's own act, but also for that caused by the act of things under one's care. These regimes may be found in the Civil Code.
Environmental authorisation
The operation of the Sandouville hydro-metallurgical plant is subject to an environmental authorisation.

Under the environmental authorisation regime provided for in the Environmental Code, a single environmental authorisation covers several authorisations such as the authorisation related to the safeguarding of water (known as a water law authorisation or IOTA) and the ICPE authorisation.
Pursuant to the Environmental Code, the operation of facilities that present significant risks of pollution or accident is subject to the establishment of financial guarantees, intended to ensure, according to the nature of the dangers or inconveniences of each category of facility, the monitoring of the site and the maintenance of the safety of the facility, possible interventions in the event of an accident before or after closure, and the rehabilitation after closure. These financial guarantees do not cover compensation owed by the operator to third parties who may suffer harm as a result of pollution or accidents caused by the facility.
The ICPE regulation also sets remediation obligations for the last operator of the site at the end of the site's operation. The parent company may be found liable if its subsidiary operating the site is bankrupt or in case of gross negligence. Alternatively, liability of the landowner may be sought, but only in case of negligence or if it has caused the pollution.
Air pollution control
The EU Air Quality Directives (2008/50/EC) and Directive relating to arsenic, cadmium, mercury, nickel and polycyclic aromatic hydrocarbons in ambient air (2004/107/EU) have been transposed in the Environmental Code, which provides that such limits are set in the environmental authorisation. The emission limits for operations are defined in the environmental authorisation.
Carbon emissions
The French legislation is mainly based on the obligations from the UN’s Climate Convention and EU regulations such as the EU’s Emission Trading System Directive (2003/87/EC) and the EU Directive on the Geological Storage of CO2 (2009/31/EC).
The French Multi-Annual Energy Plan (MAEP) establishes the priorities for government action regarding energy policy for Metropolitan France in the next decade, shared in two 5-year periods. Every 5 years the Multi-Annual Energy Plan is updated: the second 5-year period is revised and a subsequent 5-year period is added. The MAEP is governed by the Energy Code, amended by the law of 17 August 2015 on the energy transition for green growth. It must notably cover aspects relating to improvement of energy efficiency and reductions in primary energy consumption, especially fossil fuel consumption and promotion of the use of renewable and recovered energies.
Waste Management and Circular Economy
National legislation governing waste management in France is located in the Environmental Code. In addition, objectives related to circular economy and indicators for the use of natural resources are included in the Environmental Code.
Pursuant to the waste management regime, an administrative liability is set on the producer of waste or on the holder of waste.
Sandouville hydro-metallurgical plant produces hazardous waste, which must be handled pursuant to the provisions of the Environmental Code.
Health and Safety
Chemical Safety
Chemical safety in France is mainly regulated at EU level. The Seveso III Directive (2012/18/EU) is to control major-accident hazards involving dangerous substances. The REACH Regulation (1272/2008 EC) governs the chemicals market and production: the registration, evaluation, authorization, and restriction. The CLP Regulation (1272/2008) overs the classification, labelling and packaging of chemicals. The Seveso III Directive is implemented in France in the Environmental Code.
In addition, Law of 30 July 2003 on the prevention of technological and natural risks and the repair of damages (known as Risks Law) has introduced technological risk prevention plans (PPRT), a tool for controlling urban development in areas where there are high-risk industrial sites, which correspond to the Seveso “high threshold" regime.
Sandouville hydro-metallurgical plant is subject to a “high threshold" classification and is thus subject to specific requirements. The operator is required to prepare a written document defining its major accident prevention policy.
Fire Safety
Fire safety requirements for construction and maintaining buildings may be set in the building permits.
Occupational Safety
The Labour Code imposes on employers a general obligation to ensure the safety and protect the health of employees. An occupational risk assessment document (DUERP) is compulsory in all companies as soon as the first employee is hired. In the DUERP, the employer must record the results of the assessment of the health and safety risks to which employees may be exposed.

DIVIDEND POLICY AND DIVIDEND DISTRIBUTION
Sibanye-Stillwater may make distributions from time to time, provided that any such distribution is pursuant to an existing legal obligation of Sibanye-Stillwater or a court order or has been authorised by resolution of the Board in respect of cash dividends paid out of retained income, capitalisation issues or scrip dividends incorporating an election to receive either capitalisation shares or cash (save in the case of a pro rata distribution to all shareholders which results in shareholders holding shares in an unlisted entity which requires the sanction of an ordinary resolution), and provided further that:
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
Sibanye-Stillwater’s dividend policy is to return at least 25% to 35% of normalised earnings to shareholders and after due consideration of future requirements the dividend may be increased beyond these levels. The Board, therefore, considers normalised earnings in determining what value will be distributed to shareholders. The Board believes normalised earnings provides useful information to investors regarding the extent to which results of operations may affect shareholder returns. Normalised earnings is defined as earnings attributable to the owners of Sibanye-Stillwater excluding gains and losses on financial instruments and foreign exchange differences, impairments, gain/loss on disposal of property, plant and equipment, occupational healthcare expenses, restructuring costs, transaction costs, share-based payment expenses on BEE transactions, gain on acquisitions, net other business development costs, share of results of equity-accounted investees, all after tax and the impact of non-controlling interest and changes in estimated deferred tax rate. For a reconciliation of profit attributable to the owners of Sibanye-Stillwater to normalised earnings, see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 13: Dividends.
In line with Sibanye-Stillwater’s Capital Allocation Framework, the Board declared a final dividend of 122 (2021: 187) SA cents per share. Together with the interim dividend of 138 (2021: 292) SA cents per share, which was declared and paid, this brings the total dividend for the year ended 31 December 2022 to 260 (2021: 479) cents per share and this amounts to a payout of 35% (2021: 35%) of normalised earnings.
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

MEMORANDUM OF INCORPORATION
General
Sibanye-Stillwater is a public company registered in South Africa under the Companies Act, which limits the liability of Sibanye-Stillwater shareholders, and is governed by the Sibanye-Stillwater Memorandum of Incorporation (MOI). Sibanye-Stillwater was registered as a public company in South Africa on 6 July 2018. Sibanye-Stillwater’s registration number is 2014/243852/06.
The Sibanye-Stillwater MOI is not required to include and does not include, the details of the objects and purposes of Sibanye-Stillwater.
Dividends and payments to Sibanye-Stillwater Shareholders
Sibanye-Stillwater may make payments (including the payment of dividends) to its shareholders from time to time in accordance with provisions of the Companies Act, the JSE Listing Requirements and the Sibanye-Stillwater MOI. The Companies Act prohibits any payment (including the payment of any dividend) to a company’s shareholders if there are reasonable grounds for believing that:
•the company is, or would be, after the payment, unable to pay its debts as they become due in the ordinary course of business for a period of 12 months after the date of making such payment; or
•the consolidated assets of the company fairly valued would, after the payment, be less than the consolidated liabilities of the company, fairly valued.
Subject to the above requirements, and, in certain circumstances, approval of Sibanye-Stillwater Shareholders by way of an ordinary resolution, the Sibanye-Stillwater Board may from time to time declare a payment to be made to Sibanye-Stillwater Shareholders and to the holders of share warrants (if any) in proportion to the number of the Sibanye-Stillwater Shares held by them.
Sibanye-Stillwater must hold all unclaimed dividends due to the shareholders in trust, subject to the laws of prescription, and accordingly may release any dividends once the prescriptive period of three years in relation to those dividends has prescribed. Sibanye-Stillwater shall be entitled at any time to delegate its obligations in respect of unclaimed dividends or other unclaimed distributions, to any one of its bankers from time to time.
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
Voting rights
Every Sibanye-Stillwater Shareholder, or representative of a Sibanye-Stillwater Shareholder, who is present at a Sibanye-Stillwater Shareholders’ meeting has one vote on a show of hands, regardless of the number of Sibanye-Stillwater Shares he or she holds or represents or, in the case of a proxy, the number of Sibanye-Stillwater Shareholders he or she represents, unless a poll is demanded. Every Sibanye-Stillwater Shareholder is, on a poll, entitled to one vote per Sibanye-Stillwater Share held. A poll may be demanded by: (i) not less than five persons having the right to vote on that matter; or (ii) a person or persons entitled to exercise not less than one-tenth of the total voting rights entitled to vote on that matter; or (iii) the chairperson of the meeting. Neither the Companies Act nor the Sibanye-Stillwater MOI provide for cumulative voting.
A Sibanye-Stillwater Shareholder is entitled to appoint a proxy to attend, speak and vote at any meeting on his or her behalf. The proxy need not be a Sibanye-Stillwater Shareholder.
To the knowledge of management, none of the beneficial shareholders listed in the Shareholder Information section hold voting rights which are different from those held by other Sibanye-Stillwater shareholders. See Annual Financial Report—Shareholder information.
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

The JSE Listings Requirements as read with the Sibanye-Stillwater MOI require that any new issue of equity shares by Sibanye-Stillwater must first be offered to existing Sibanye-Stillwater Shareholders in proportion to their shareholding in Sibanye-Stillwater unless, among other things, the issuance to new Sibanye-Stillwater Shareholders is:
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
•a capitalisation issue;
•an issue for an acquisition of assets (including another company) subject to compliance with Section 9 and 10 of the JSE Listings Requirements or a fundamental transaction, an amalgamation or merger in terms of the Companies Act; or
•in terms of option rights or conversion rights.
In terms of the Companies Act, an issue of equity shares by Sibanye-Stillwater must be approved by a special resolution of Sibanye-Stillwater Shareholders if the Sibanye-Stillwater Shares are issued, among other things, to approve the issue to:
•a Sibanye-Stillwater Director, future director, prescribed officer or future prescribed officer of Sibanye-Stillwater; or
•a person related or inter-related to Sibanye-Stillwater, or to a Sibanye-Stillwater Director or prescribed officer of Sibanye-Stillwater;
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
Business may be transacted at any meeting of Sibanye-Stillwater Shareholders only while a quorum of Sibanye-Stillwater Shareholders is present. Sibanye-Stillwater Shareholders representing at least 25% of the voting rights which are entitled to be exercised in respect of at least one matter to be decided at that Sibanye-Stillwater Shareholder’s meeting present personally or by representative and entitled to vote constitute a quorum for a general meeting and an annual general meeting. However, a shareholder’s meeting may not begin unless there are three Sibanye-Stillwater Shareholders present at a meeting in person or by proxy.
The annual general meeting deals with and disposes of all matters prescribed by the MOI and the Companies Act, including, among other things:
•the election of audit committee members;
•general approval in respect of Section 44 and Section 45 of the Companies Act;
•general authority to issue a predetermined number of unissued authorised Shares;
•general authority to issue Shares for cash in terms of the JSE Listings Requirements;
•general authority to repurchase Shares in terms of the JSE Listings Requirements and Companies Act;
•the presentation of the consolidated and company audited annual financial statements (annual financial statements) and report of the independent external auditors; and
•the election of new and rotating Sibanye-Stillwater Directors.
Annual report and accounts
Sibanye-Stillwater is required to keep the accounting records and books of accounts up to date as is necessary to present the state of affairs of Sibanye-Stillwater and to explain the financial position of Sibanye-Stillwater as prescribed by the Companies Act. Apart from the Sibanye-Stillwater Shareholders and holders of a beneficial interest in Sibanye-Stillwater, no person has the right to inspect any account, book or document of Sibanye-Stillwater (other than the share register), except as conferred by the Companies Act or authorised by Sibanye-Stillwater Directors.
The Sibanye-Stillwater Directors will cause to be prepared annual financial statements and an annual report as required by the Companies Act and the JSE Listings Requirements within four months of the fiscal year end. Sibanye-Stillwater make the same available to every shareholder who so requests a copy of the annual report and annual financial statements. Not later than three months after the first six months of its fiscal year, Sibanye-Stillwater will make available to every Sibanye-Stillwater Shareholder an interim report for the previous six-month period.
Changes in capital or objects and powers of Sibanye-Stillwater
The Sibanye-Stillwater Shareholders may, by the passing of a special resolution, among other things:
•increase Sibanye-Stillwater’s authorised share capital;
•consolidate and reduce the number of the issued no par value Sibanye-Stillwater Shares, if any;
•subdivide all or any portion of Sibanye-Stillwater Shares into shares of a smaller amount than is fixed by the Sibanye-Stillwater MOI;
•reduce Sibanye-Stillwater’s authorised share capital and, if required by law, its issued share capital;
•alter the provisions of the Sibanye-Stillwater MOI with respect to the objects and powers of Sibanye-Stillwater, if any are stated therein; and
•subject to the provisions of the Companies Act or any other South African law governing companies and the JSE Listings Requirements and any other stock exchange upon which the shares of Sibanye-Stillwater may be quoted or listed from time to time, allow Sibanye-Stillwater to acquire shares issued by itself or in any subsidiary of Sibanye-Stillwater from time to time.
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
Corporate objects and interests
The MOI of Sibanye-Stillwater is not required to, and does not, include the details of the object and purposes of Sibanye-Stillwater.
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
Sibanye-Stillwater may, if authorised by special resolution, acquire its own shares; provided that there are no reasonable grounds for believing that Sibanye-Stillwater is or would be, after the payment, unable to pay its debts or that Sibanye-Stillwater’s consolidated assets would, after the payment, be less than its consolidated liabilities. The procedure for acquisition of shares by Sibanye-Stillwater is regulated by the Sibanye-Stillwater MOI, the Companies Act and the JSE Listings Requirements.
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
Sibanye-Stillwater Directors may be paid their travelling and other expenses which are necessarily incurred by them in connection with the business of Sibanye-Stillwater, and in attending the meetings of Sibanye-Stillwater Directors or of committees thereof, and if any Sibanye-Stillwater Director shall be required to perform extra services, to go or to reside abroad or otherwise, or be specially occupied about Sibanye-Stillwater’s business, such Sibanye-Stillwater Director shall be entitled to receive remuneration as approved by a special resolution by Sibanye-Stillwater’s Shareholders.
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
The Sibanye-Stillwater Board’s borrowing powers may only be changed by special resolution of the Sibanye-Stillwater Shareholders amending the Sibanye-Stillwater MOI.
Non-South African shareholders
There are no limitations imposed by South African law or by the Sibanye-Stillwater MOI on the rights of non-South African shareholders to hold or vote Sibanye-Stillwater Shares.

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
Disclosure requirements under the JSE Listings Requirements
Under the JSE Listings Requirements and the Companies Act, as the case may be, as a public company listed on the JSE, Sibanye-Stillwater is required to disclose, among other things, beneficial interests in Sibanye-Stillwater Shares that amount to 5% or more, as described in the section entitled —Disclosure of Interest in Sibanye-Stillwater Shares, and is required to publish accounting records as part of its annual reporting obligations, as described in the section entitled —MOI—Annual Report and Accounts. Under the Companies Act, "beneficial interest" generally means the right to: (i) receive or participate in any distribution in respect of the company’s securities; (ii) exercise or cause to be exercised, in the ordinary course, any or all of the rights attaching to the company’s securities; or (iii) dispose or direct the disposition of the company’s securities, or any part of a distribution in respect of the securities.
Disclosure of interest in Sibanye-Stillwater Shares
Under South African law, a registered holder of Sibanye-Stillwater shares who is not the holder of the beneficial interest such shares is required to disclose the identity of the person on whose behalf that security is held and the identity of each person with a beneficial interest in the securities so held, the number and class of securities held for each such person with a beneficial interest, and the extent of each such person with a beneficial interest. This information must be disclosed in writing to Sibanye-Stillwater within five business days after the end of every month during which a change has occurred in the information or more promptly or frequently to the extent so provided by the requirements of a central securities depository or otherwise be provided on payment of a prescribed fee charged by the registered holder of securities. Moreover, Sibanye-Stillwater may, by notice in writing, require a person who is a registered Sibanye-Stillwater Shareholder, or whom Sibanye-Stillwater knows or has reasonable cause to believe has a beneficial interest in Sibanye-Stillwater Shares, to confirm or deny whether or not such person holds the Sibanye-Stillwater Shares or beneficial interest and, if the Sibanye-Stillwater Shares are held for another person, to disclose to Sibanye-Stillwater the identity of the person on whose behalf the Sibanye-Stillwater Shares are held. Sibanye-Stillwater may also require the person to give particulars of the extent of the beneficial interest held during the three years preceding the date of the notice. Sibanye-Stillwater is obligated to establish and maintain a register of the disclosures described above and to publish in its annual financial statements a list of the persons who hold a beneficial interest equal to or in excess of 5% of the total number of ordinary shares issued by Sibanye-Stillwater, together with the extent of those beneficial interests. Further, in terms of section 122 of the Companies Act, a shareholder is required to notify Sibanye-Stillwater within three business days if its shareholding crosses a 5% multiple measured against the issued shares at that time. Sibanye-Stillwater is then required to disclose this notification to the South African Takeover Regulation Panel and deliver to the Sibanye-Stillwater Shareholders such notification by means of a SENS announcement, unless it relates to the disposal of any beneficial interest of less than 1% of the issued Sibanye-Stillwater Shares at that time.
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
2026 and 2029 Notes
On 16 November 2021 Stillwater Mining Company (Stillwater), as a subsidiary of Sibanye-Stillwater, issued at face value US$1.2 billion of senior notes (the 2021 Senior Notes) to an indenture dated 16 November 2021 among Sibanye-Stillwater, The Bank of New York Mellon and certain guarantors. The 2021 Senior Notes offering comprises of two tranches, US$675 million 4.000 percent senior notes due 2026, which bear interest at a rate of 4.000 percent per annum (the 2026 Notes) and US$525 million 4.500% senior notes due 2029, which bear interest at a rate of 4.500 percent per annum (the 2029 Notes) (together the 2026 and 2029 Notes). The 2026 and 2029 Notes are denominated in US Dollars, mature and become due and payable in arrears in equal semi-annual instalments on 16 May 2026 and 16 November 2026, respectively. The 2026 and 2029 Notes are fully and unconditionally guaranteed, jointly and severally by Sibanye Stillwater Limited, Kroondal Operations Proprietary Limited, Sibanye Rustenburg Platinum Mines Proprietary Limited, Sibanye Gold Proprietary Limited and Western Platinum Proprietary Limited. The guarantees rank equally in right of payment to all existing and future senior debt of the guarantors.
At any time on or after 16 November 2023, in the case of the 2026 Notes, or 16 November 2025, in the case of the 2029 Notes, Stillwater may redeem all or part of the 2026 Notes or 2029 Notes by paying the relevant price (expressed as a percentage of the principal amount of the 2026 Notes or 2029 Notes plus an applicable premium) plus accrued and unpaid interest on the 2026 Notes or 2029 Notes. In addition, prior to 16 November 2023, Stillwater may redeem up to 35% of the original aggregate principal amount of the 2026 Notes or 2029 Notes with the net proceeds from certain equity offerings. If Sibanye-Stillwater undergoes a change of control, Sibanye-Stillwater or Stillwater will be required to make an offer to purchase each of the 2026 Notes and 2029 Notes at a purchase price equal to 101% of the principal amount of each of the Notes, plus accrued and unpaid interest to the date of purchase. In the event of certain developments affecting taxation, Stillwater may redeem all, but not less than all, of the 2026 and 2029 Notes.
Sibanye-Stillwater used the proceeds of the 2026 and 2029 Notes to redeem the 2025 Notes (as described below), as well as general corporate purposes, including advancing Sibanye-Stillwater’s battery metals strategy through, among other things, investments and accretive acquisitions and improving earnings diversification. For information on Sibanye-Stillwater’s 2026 and 2029 Notes, see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28.3: 2026 and 2029 Notes.
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
US$1 billion revolving credit facility
In April 2023, Sibanye-Stillwater announced the refinancing of its US dollar revolving credit facility (USD RCF). The USD RCF was upsized from US$600 million to US$1 billion, with options for Sibanye-Stillwater to: (i) increase the facility size by a further US$200 million; and (ii) have EUR as an optional currency. The key terms of the USD RCF, which involved a syndicate of ten international banks, include maintaining the existing financial covenants of net debt to EBITDA covenant 2.5x and EBITDA to Net Finance Charges of 4x. The USD RCF matures in three years (2026), with lenders having the option to extend the facility tenor through two further one year extensions on request from Sibanye-Stillwater. See Annual Financial Report—Consolidated Financial Statements—Notes to the Consolidated Financial Statements—Note 41.2 Refinancing of the US$600 million RCF.
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
R5.5 billion revolving credit facility
In November 2019, a new R5.5 billion revolving credit facility was entered into by Sibanye-Stillwater on similar terms to the maturing R6.0 billion revolving credit facility. The facility includes two one-year maturity extension options at the discretion of the lenders. All facility lenders have approved the first and second one-year extension options with the loan facility now set to mature on 11 November 2024. See Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 28.2: R5.5 billion RCF.
Deposit agreement
In connection with the establishment of an ADS facility in respect of Sibanye-Stillwater Shares, Sibanye-Stillwater entered into the Sibanye-Stillwater Deposit Agreement with the ADS Depositary among Sibanye-Stillwater, the ADS Depositary, you, as a Sibanye-Stillwater ADS Holder, and all owners and holders from time to time of ADSs issued thereunder (the Sibanye-Stillwater Deposit Agreement). The Sibanye-Stillwater Deposit Agreement sets out Sibanye-Stillwater ADS Holders’ rights, as well as the rights and obligations of the ADS Depositary. New York law governs the Sibanye-Stillwater Deposit Agreement and the Sibanye-Stillwater ADSs. See Exhibits—2.4 Description of securities registered under Section 12 of the Exchange Act.
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
In fiscal 2022, BNYM paid US$1.6 million to Sibanye-Stillwater as reimbursement for costs incurred over the year in connection with the ADS program.
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
US Holders
As of 31 March 2023, 979 record holders of Sibanye-Stillwater’s ordinary shares, holding an aggregate of 564,681,844 ordinary shares (20%), including shares underlying Sibanye-Stillwater’s ADSs, were listed as having addresses in the United States.

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
Withholding tax on dividends
It should be noted that the withholding tax on dividends declared by South African resident companies to shareholders, including non-resident shareholders or non-resident ADS holders, was introduced with effect from 1 April 2012 and the percentage was increased on 22 February 2017 from 15% to 20%. Generally, under the terms of the double tax treaty entered into between South Africa and the United States (the Treaty) the withholding tax on dividends may be reduced to 5% of the gross amount of the dividends if the beneficial owner of the shares, being a resident of the United States, is a company holding directly at least 10% of the voting stock of the company paying the dividends and to 15% of the gross amount of the dividends in all other cases, provided certain requirements in terms of the Treaty are met. The reduction of the rate of the withholding tax on dividends in terms of the Treaty is subject to the beneficial owner of the dividends making certain declarations and undertakings and providing same to the company or regulated intermediary making payment of the dividend.
Income tax and capital gains tax
Non-resident holders of ordinary shares or ADSs should not be subject to capital gains tax in South Africa with respect to the disposal of those ordinary shares or ADSs unless (i) that non-resident shareholder (together with connected persons) holds 20% or more of the equity shares in a company that derives 80% or more of its value from immovable property, which includes mining and prospecting rights, situated in South Africa; or (ii) the shares are effectively connected with a permanent establishment of that non-resident shareholder in South Africa.
The effective tax rate at which capital gains tax is levied depends on the nature of the taxpayer and applies to the capital gain realised on disposal. For example, a company’s effective rate will be 21.6% for years of assessment ending on or after 31 March 2023 (22.4% prior to that date). Where the non-resident shareholder is subject to capital gains tax in South Africa as envisaged above and disposes of the shares, the purchaser of the ordinary shares or ADSs will be obliged to withhold a percentage (between 7.5% and 10%, depending on the nature of the seller) of the purchase consideration for the ordinary shares or ADSs payable to the non-resident shareholders and pay such amount over to the South African Revenue Service within 14 days where the purchaser is a South African resident or within 28 days where the purchaser is a non-resident. Where a double tax treaty applies, this could potentially reduce the South African capital gains tax, or deny South Africa the taxing rights, on such income, depending on the wording of the relevant double tax treaty. If the statutory amount to be withheld proves to be excessive as compared to the amount of capital gains tax which will arise, the non-resident seller can request a directive from the South African Revenue Service to have a lower amount withheld.
Securities transfer tax
No Securities Transfer Tax (STT) is payable in South Africa with respect to the issue of a security.
STT is charged at a rate of 0.25% upon the transfer of securities issued by a company or a close corporation incorporated in South Africa, and the transfer of securities listed on an exchange in South Africa which are issued by a company incorporated outside South Africa, subject to certain exemptions.
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
Interest withholding tax
Interest withholding tax was introduced into the South African tax regime with effect from 1 March 2015. Although not specifically applicable to non-resident shareholders or non-resident ADS holders, interest withholding tax will be levied at a rate of 15% on any interest paid for the benefit of any foreign person to the extent that the interest is regarded as being from a source within South Africa. There is, however, a specific exemption from interest withholding tax on any interest incurred on a listed debt (i.e. debt listed on a recognised exchange). In addition, where interest withholding tax is levied, such interest withholding tax may be reduced by an applicable Double Taxation Treaty.
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
South African law provides for Exchange Control Regulations which, among other things, restrict the outward flow of capital from South Africa (other than to countries which fall within the Common Monetary Area (CMA) consisting of South Africa, Namibia, Lesotho and Eswatini). The Exchange Control Regulations, which are administered by the Financial Surveillance Department of the SARB, regulate international transactions involving South African residents, including companies.
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
ADSs representing ordinary shares of Sibanye-Stillwater are freely transferable outside South Africa between persons who are not residents of the CMA. The proceeds from the sale of ordinary shares on the JSE by shareholders who are not residents of the CMA are freely remittable to such shareholders, provided that the shares are flagged as non-resident held (the shares on the JSE have been dematerialised). Additionally, where ordinary shares are sold on the JSE on behalf of shareholders of Sibanye-Stillwater who are not residents of the CMA, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. In such case no share certificates need to be endorsed as the shares on the JSE have been dematerialised.
Acquisitions of Sibanye-Stillwater's ordinary shares held by South African residents by non-South African purchasers solely for a cash consideration equal to the fair value of the ordinary shares is generally permissible. Such acquisitions would require SARB pre-approval in certain circumstances, such as if the consideration for the acquisition is shares in a non-South African company or if the acquisition is financed by a loan from a South African lender. If SARB denies approval of an acquisition of assets of a South African company, this may result in an inability to complete the acquisition. Subject to this limitation, there are no restrictions on equity investments in South African companies and a foreign investor may invest freely in the ordinary shares and ADSs of Sibanye-Stillwater.US federal income tax considerations
The following discussion summarises the material US federal income tax consequences of the acquisition, ownership and disposition of ordinary shares and ADSs by a US Holder. As used herein, the term “US Holder” means a beneficial owner of ordinary shares or ADSs that is for US federal income tax purposes:
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
•current IRS practice and applicable US court decisions; and
•the income tax treaty between the United States and South Africa (the Treaty) all as of the date hereof and all subject to change at any time, possibly with retroactive effect.
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
Sibanye-Stillwater does not believe that it was a passive foreign investment company (PFIC) for US federal income tax purposes for its most recent taxable year, and does not expect to be a PFIC for its current taxable year or in the foreseeable future. However, Sibanye-Stillwater’s possible status as a PFIC must be determined annually and therefore may be subject to change. If Sibanye-Stillwater were to be treated as a PFIC, US Holders of ordinary shares or ADSs would be required (i) to pay a special US addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of ordinary shares or ADSs at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by Sibanye-Stillwater would not be eligible for the reduced rate of tax described below under “Taxation of Dividends”, and additional reporting requirements could apply. The remainder of this discussion assumes that Sibanye-Stillwater is not a PFIC for US federal income tax purposes. You should consult your own tax advisers regarding the potential application of the PFIC regime.
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
Effect of South African withholding taxes
A US Holder may generally be entitled, subject to certain limitations, to a foreign tax credit against its US federal income tax liability, or a deduction in computing its US federal taxable income, for South African income taxes withheld by Sibanye-Stillwater (at a rate not exceeding any applicable treaty rate). Recently issued final U.S. Treasury regulations have imposed additional requirements that must be met for a foreign tax to be creditable, and Sibanye-Stillwater does not intend to determine whether such requirements will be met. The rules governing foreign tax credits are complex. You should consult your tax adviser concerning the foreign tax credit implications of the payment of South African withholding taxes.
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
To the extent you incur Securities Transfer Tax in connection with a transfer or withdrawal of ordinary shares as described under—Certain South African Tax Considerations—Securities Transfer Tax above, such securities transfer tax will not be a creditable tax for US foreign tax credit purposes. You should consult your tax adviser regarding the proper U.S. federal income tax treatment of any Securities Transfer Tax in your particular circumstances.
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
The above information may also be obtained at the registered office of Sibanye-Stillwater and on its website accessible at http://www.sibanyestillwater.com/news-investors/reports/annual

Refining and Marketing
Sibanye-Stillwater has appointed Rand Refinery Proprietary Limited (Rand Refinery) to refine all of Sibanye-Stillwater’s South African-produced gold. Rand Refinery is a private company in which Sibanye-Stillwater together with its subsidiary DRDGOLD Limited holds an effective 44.4% interest, with the remaining interests held by other South African gold producers. Treasury, then sells the gold at a price benchmarked against the London morning or afternoon fixing price. Two business days after the sale of gold, Sibanye-Stillwater receives an amount in US dollars equal to the value of the gold at the London afternoon fixing price, Rand Refinery invoices Sibanye-Stillwater for the refining charges. For details on the transactions and balances between Sibanye-Stillwater and Rand Refinery for the fiscal years ended 31 December 2022, 2021 and 2020, see Annual Financial Report—Consolidated financial statements—Notes to the consolidated financial statements—Note 39 Related-party transactions. For the period between 1 January 2023 and 31 March 2023, the following are the transactions and balances between Sibanye-Stillwater and Rand Refinery: Sibanye-Stillwater did not receive any dividends or interest income, Sibanye-Stillwater had no sales of gold and Sibanye-Stillwater incurred R9 million in refining fees. As of 31 March 2023, Sibanye-Stillwater had R8 million of trade payables relating to Rand Refinery.
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
Historically, Sibanye-Stillwater’s Sandouville refinery sold the majority of its nickel metal to a third party international mining company. From fiscal 2023, the nickel metal processed at the Sandouville refinery is being sold to end user customers, including catalyst producers and plating product distributors.

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

CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Sibanye-Stillwater has carried out an evaluation, under the supervision and with the participation of management, including the CEO and CFO of Sibanye-Stillwater, of the effectiveness of the design and operation of Sibanye-Stillwater’s disclosure controls and procedures (as defined in Exchange Act Rule 13a – 15(e)) as of the end of the period covered by this annual report. Based upon that evaluation, Sibanye-Stillwater’s CEO and CFO concluded that, as of 31 December 2022, Sibanye-Stillwater’s disclosure controls and procedures were effective.
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
Sibanye-Stillwater’s management, under the supervision and with the participation of its CEO and CFO, assessed the effectiveness of its internal control over financial reporting as of 31 December 2022. In making this assessment, Sibanye-Stillwater’s management used the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO). Based upon its assessment, Sibanye-Stillwater’s management concluded that, as of 31 December 2022, its internal control over financial reporting is effective based upon those criteria.
Attestation Report of the Registered Public Accounting Firm
Ernst & Young Incorporated (EY), an independent registered public accounting firm that audited the consolidated financial statements included in this annual report on Form 20-F, has issued an attestation report on the effectiveness of Sibanye-Stillwater’s internal control over financial reporting as of 31 December 2022.
See Annual Financial Report—Report of independent registered public accounting firm.
Changes in Internal Control Over Financial Reporting
There have been no changes in Sibanye-Stillwater's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during fiscal 2022 that has materially affected, or is reasonably likely to materially affect, Sibanye-Stillwater's internal control over financial reporting.

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

2.4	Description of securities registered under Section 12 of the Exchange Act
4.1
Revolving Credit Facility Agreement between Sibanye Gold Limited, the subsidiaries of Sibanye Gold Limited listed in schedule 1 as original borrowers, the subsidiaries of Sibanye Gold Limited listed in Schedule 1 as original guarantors, Nedbank Limited (acting through its Nedbank Corporate and Investment Banking Division, ABSA Bank Limited (acting through its Corporate and Investment Banking Division), FirstRand Bank Limited (acting through its Rand Merchant Bank Division), The Standard Bank of South Africa Limited (acting through its Corporate and Investment Banking Division), Bank of China Limited, Johannesburg Branch and the financial institutions listed in part 2 of schedule 1 as lenders, dated 25 October 2019 (incorporated by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 333-234096), filed by Sibanye Stillwater Limited with the SEC on 28 April 2020)

4.2
Supplemental Agreement Relating to the Revolving Credit Facility Agreement, originally dated 25 October 2019, between Sibanye Gold Limited, the subsidiaries of Sibanye Gold Limited listed in schedule 1 as original borrowers, the subsidiaries of Sibanye Gold Limited listed in Schedule 1 as original guarantors, Nedbank Limited (acting through its Nedbank Corporate and Investment Banking Division, ABSA Bank Limited (acting through its Corporate and Investment Banking Division), FirstRand Bank Limited (acting through its Rand Merchant Bank Division), The Standard Bank of South Africa Limited (acting through its Corporate and Investment Banking Division), Bank of China Limited, Johannesburg Branch and the financial institutions listed in part 2 of schedule 1 as lenders, dated 25 November 2019 (incorporated by reference to Exhibit 4.13 to the annual report on Form 20-F (File No. 333-234096), filed by Sibanye Stillwater Limited with the SEC on 22 April 2021)

4.3
Indenture, with respect to 4.000% Senior Notes due 2026 and 4.500% Senior Notes due 2029, among Stillwater Mining Company, as issuer, Sibanye Gold Limited as guarantor, the other guarantors party thereto and The Bank Of New York Mellon, London Branch, as Trustee, dated 16 November 2021 (incorporated by reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 333-234096), filed by Sibanye Stillwater Limited with the SEC on 22 April 2022)

4.4
Revolving Facility Agreement between Sibanye-Stillwater, the subsidiaries of Sibanye-Stillwater listed in part 1 of schedule 1 as original borrowers, the subsidiaries of Sibanye-Stillwater listed in part 2 of schedule 1 as original guarantors, Citibank, N.A., London Branch and Royal Bank of Canada as co-ordinators and mandated lead arrangers, the financial institutions listed in part 3 of schedule 1 as lenders, Absa Bank Limited (acting through its corporate and investment banking division) as agent and Citibank, N.A., London Branch as sustainability coordinator, dated 6 April 2023

8.1	List of subsidiaries of the registrant
12.1	Certification of Chief Executive Officer
12.2	Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer
13.2	Certification of Chief Financial Officer
15.1	Consent of Independent Registered Public Accounting Firm
16	Mine Safety Disclosures
96.1
Technical Report Summary of the Sibanye-Stillwater US PGM Operations (Stillwater and East Boulder) (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.1 to the report on Form 6-K (File No. 333-234096), filed by Sibanye Stillwater Limited with the Securities Exchange Commission on 22 April 2022)

96.2
Technical Report Summary of Marikana operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.2 to the report on Form 6-K (File No. 333-234096), filed by Sibanye Stillwater Limited with the Securities Exchange Commission on 22 April 2022)

96.3
Technical Report Summary of Rustenburg operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.3 to the report on Form 6-K (File No. 333-234096), filed by Sibanye Stillwater Limited with the Securities Exchange Commission on 22 April 2022)

96.4
Technical Report Summary of Kroondal operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.4 to the report on Form 6-K (File No. 333-234096), filed by Sibanye Stillwater Limited with the Securities Exchange Commission on 22 April 2022)

96.5
Technical Report Summary of Kloof operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.5 to the report on Form 6-K (File No. 333-234096), filed by Sibanye Stillwater Limited with the Securities Exchange Commission on 22 April 2022)

96.6
Technical Report Summary of Driefontein operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.6 to the report on Form 6-K (File No. 333-234096), filed by Sibanye Stillwater Limited with the Securities Exchange Commission on 22 April 2022)

96.7
Technical Report Summary of Keliber lithium project (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.7 to the report on Form 6-K (File No. 333-234096), filed by Sibanye Stillwater Limited with the Securities Exchange Commission on 24 April 2023)

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

SIBANYE STILLWATER LIMITED

/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer
Date:	24 April 2023