Form 20-F/A
period 2022-12-31
Sibanye Stillwater Ltd
filed 2023-12-14
CIK 1786909

As filed with the Securities and Exchange Commission on 14 December 2023
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A (Amendment No. 1)
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
Auditor name: Ernst & Young Incorporated    Auditor location: Johannesburg, Republic of South Africa    Auditor Firm ID: 1698

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

EXPLANATORY NOTE
Sibanye Stillwater Limited (the “Company”) is filing this Amendment No. 1 (the “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended 31 December 2022 filed with the Securities and Exchange Commission (the “Commission”) on 24 April 2023 (the "2022 Form 20-F"), solely for the purpose of amending exhibits 96.1 “Technical Report Summary of the Sibanye-Stillwater US PGM Operations (Stillwater and East Boulder)” and 96.7 “Technical Report Summary of Keliber lithium project” thereto, to reflect comments received from the staff of the Commission.
In connection with the filing of this Amendment No. 1, the Company is including the relevant certifications of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) (the “Section 302 Certifications”) of the Securities Exchange Act of 1934 (the “Exchange Act”). The Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.1350) in this Amendment No. 1 as no financial statements are being filed.
Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information in the 2022 Form 20-F as originally filed, or reflect any events that have occurred since the 2022 Form 20-F was filed on 24 April 2023.

EXHIBITS
The following documents are included as Exhibits to this Amendment No. 1.

No.	Exhibit
1.1**
Memorandum of Incorporation of Sibanye-Stillwater (incorporated by reference to Exhibit 3.1 to the registration statement on Form F-4 (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 4 October 2019)

2.1**
Form of Deposit Agreement among Sibanye-Stillwater, The Bank of New York Mellon, as depositary and the holders and the beneficial owners from time to time of Sibanye-Stillwater ADSs issued thereunder (incorporated by reference to Exhibit 4.1 to the registration statement on F-4 (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 5 December 2019)

2.2**	Form of ADS (incorporated by reference to Exhibit 4.1 to the registration statement on F-4 (File No. 333-234096), filed by Sibanye-Stillwater with the SEC on 5 December 2019)
2.3**
Trust Deed among Orogen, as issuer; Gold Fields, GFIMSA, GFO and GFH, as guarantors; and Citicorp Trustee Company Limited, as trustee, dated 7 October 2010 in relation to the Notes (incorporated by reference to Exhibit 2.4 to the registration statement on Form 20-F (File No. 001-35785), filed by Sibanye Gold Limited with the SEC on 15 January 2013)

2.4**	Description of securities registered under Section 12 of the Exchange Act
4.1**
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

4.2**
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

4.3**
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

4.4**
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

8.1**	List of subsidiaries of the registrant
12.1*	Certification of Chief Executive Officer
12.2*	Certification of Chief Financial Officer
15.1**	Consent of Independent Registered Public Accounting Firm
16**	Mine Safety Disclosures
96.1*	Technical Report Summary of the Sibanye-Stillwater US PGM Operations (Stillwater and East Boulder) (including Consent of Qualified Persons)
96.2**
Technical Report Summary of Marikana operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.2 to the report on Form 6-K (File No. 333-234096), filed by Sibanye Stillwater Limited with the Securities Exchange Commission on 22 April 2022)

96.3**
Technical Report Summary of Rustenburg operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.3 to the report on Form 6-K (File No. 333-234096), filed by Sibanye Stillwater Limited with the Securities Exchange Commission on 22 April 2022)

96.4**
Technical Report Summary of Kroondal operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.4 to the report on Form 6-K (File No. 333-234096), filed by Sibanye Stillwater Limited with the Securities Exchange Commission on 22 April 2022)

96.5**
Technical Report Summary of Kloof operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.5 to the report on Form 6-K (File No. 333-234096), filed by Sibanye Stillwater Limited with the Securities Exchange Commission on 22 April 2022)

96.6**
Technical Report Summary of Driefontein operations (including Consent of Qualified Persons) (incorporated by reference to Exhibit 96.6 to the report on Form 6-K (File No. 333-234096), filed by Sibanye Stillwater Limited with the Securities Exchange Commission on 22 April 2022)

96.7*	Technical Report Summary of Keliber lithium project (including Consent of Qualified Persons)
101*	Interactive data files

* Filed herewith
** Previously filed

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Amendment No 1 to the Annual Report for the fiscal year ended 31 December 2022 on its behalf.

SIBANYE STILLWATER LIMITED

/s/ Charl Keyter
Name:	Charl Keyter
Title:	Chief Financial Officer
Date:	14 December 2023